Form 20-F
period 2011-06-30
BHP BILLITON LTD; BHP BILLITON PLC
filed 2011-09-21
CIK 811809, 1171264

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED 30 JUNE 2011

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

	BHP Billiton Limited	BHP Billiton Plc
Fully Paid Ordinary Shares	3,211,654,687	2,138,367,191

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

Form 20-F Cross Reference Table

Item Number	Description	Report section reference
1.	Identity of directors, senior management and advisors	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key Information
A	Selected financial information	1.4.1
B	Capitalisation and indebtedness	Not applicable
C	Reasons for the offer and use of proceeds	Not applicable
D	Risk factors	1.5
4.	Information on the company
A	History and development of the company	2.2.1, 2.2.2 to 2.2.10, 2.3, 2.10 and 3
B	Business overview	1, 2.2 to 2.8 and 3.1
C	Organisational structure	2.10 and Note 25 to the Financial Statements
D	Property, plant and equipment	2.1, 2.2.2 to 2.2.10, 2.3, 2.8, 2.13 and 3.7.2
4A.	Unresolved staff comments	None
5.	Operating and financial review and prospects
A	Operating results	1.5, 2.7, 3.3, 3.4, 3.6
B	Liquidity and capital resources	3.7
C	Research and development, patents and licences etc	2.5, 2.6 and 7.16
D	Trend information	3.4.1 to 3.4.8
E	Off-balance sheet arrangements	3.8 and Notes 21 and 22 to the Financial Statements
F	Tabular disclosure of contractual obligations	3.8 and Notes 21 and 22 to the Financial Statements
6.	Directors, senior management and employees
A	Directors and senior management	4.1 and 4.2
B	Compensation	6
C	Board practices	4.1, 4.2, 5, 6.3, 6.4 and 6.6
D	Employees	2.9 and 7.8
E	Share ownership	6, 7.8, 7.20 and 7.21
7.	Major shareholders and related party transactions
A	Major shareholders	11.2
B	Related party transactions	3.9 and Note 31 to the Financial Statements
C	Interests of experts and counsel	Not applicable
8.	Financial Information
A	Consolidated statements and other financial information	8, 9, 11.3 and F-1 to F-101 and F-107 to F-114
B	Significant changes	3.10
9.	The offer and listing
A	Offer and listing details	11.4
B	Plan of distribution	Not applicable
C	Markets	11.1
D	Selling shareholders	Not applicable
E	Dilution	Not applicable
F	Expenses of the issue	Not applicable

Item Number	Description	Report section reference
10.	Additional Information
A	Share capital	Not applicable
B	Memorandum and articles of association	2.7.3 and 2.12
C	Material contracts	2.11
D	Exchange controls	2.7.3
E	Taxation	11.6
F	Dividends and paying agents	Not applicable
G	Statement by experts	Not applicable
H	Documents on display	2.12.14
I	Subsidiary information	3.9 and Note 25 to the Financial Statements
11.	Quantitative and qualitative disclosures about market risk	3.7.4 and Note 28 to the Financial Statements
12.	Description of securities other than equity securities
A	Debt Securities	Not Applicable
B	Warrants and Rights	Not applicable
C	Other Securities	Not applicable
D	American Depositary Shares	11.5
13.	Defaults, dividend arrearages and delinquencies	There have been no defaults, dividend arrearages or delinquencies
14.	Material modifications to the rights of security holders and use of proceeds	There have been no material modifications to the rights of security holders and use of proceeds since our last Annual Report
15.	Controls and procedures	5.5.1
16.
A	Audit committee financial expert	4.1 and 5.5.1
B	Code of ethics	5.9
C	Principal accountant fees and services	5.5.1 and Note 34 to the Financial Statements
D	Exemptions from the listing standards for audit committees	Not applicable
E	Purchases of equity securities by the issuer and affiliated purchasers	7.2
F	Change in Registrant’s Certifying Accountant	There has been no change of the Registrant’s Certifying Accountant since our last Annual Report
G	Corporate Governance	5.11
J (proposed)	Mine Safety and Health Administration (MSHA) Disclosure	The information concerning mine safety violations or other regulatory matters required by section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. This item is included in Exhibit 99.1
17.	Financial statements	Not applicable as Item 18 complied with
18.	Financial statements	F-1 to F-101 and F-107 to F-114, Exhibit 15.1
19.	Exhibits	12

1    Key information

1.1    Our business

We are the world’s largest diversified natural resources company. Our corporate objective is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.

We pursue this through our consistent strategy of owning and operating large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.

This strategy means more predictable business performance over time which, in turn, underpins the creation of value for our shareholders, customers, employees and, importantly, the communities in which we operate.

We are among the world’s top producers of major commodities, including aluminium, energy coal, metallurgical coal, copper, manganese, iron ore, uranium, nickel, silver and titanium minerals, and have substantial interests in oil and gas.

We continue to invest in the future.

The Group is headquartered in Melbourne, Australia, and consists of the BHP Billiton Limited Group and the BHP Billiton Plc Group as a combined enterprise, following the completion of the Dual Listed Company (DLC) merger in June 2001.

BHP Billiton Limited and BHP Billiton Plc have each retained their separate corporate identities and maintained their separate stock exchange listings, but they are operated and managed as a single unified economic entity, with their boards and senior executive management comprising the same people.

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

As at 30 June 2011, we had a market capitalisation of approximately US$233.9 billion. For the FY2011, we reported net operating cash flow of US$30.1 billion, profit attributable to shareholders of US$23.6 billion and revenue of US$71.7 billion. We have approximately 100,000 employees and contractors working in more than 100 locations worldwide.

We operate nine businesses, called Customer Sector Groups (CSGs), which are aligned with the commodities we extract and market:

•	Petroleum

•	Aluminium

•	Base Metals (including Uranium)

•	Diamonds and Specialty Products

•	Stainless Steel Materials

•	Iron Ore

•	Manganese

•	Metallurgical Coal

•	Energy Coal

1.2    Chairman’s Review

Dear Shareholder

I am pleased to report that despite the challenges in the global economy, BHP Billiton performed well this past financial year.

Net attributable profit (excluding exceptional items) of US$21.7 billion was up 74 per cent, with net operating cash flows of US$30 billion and an underlying return on capital of 39 per cent. During the year, we invested about US$18 billion in growth and exploration activities and returned US$15 billion to shareholders in dividends and capital returns. More recently, we committed US$15 billion to acquire additional tier one shale assets.

There are several reasons underpinning these good results, but let me highlight two key factors.

The first is the strength of our diversified portfolio of tier one natural resources. For many years, we have implemented our strategy of investing in large, high-quality assets that deliver growth and superior margins throughout the economic cycle to create long-term shareholder value. Our performance reflects our asset quality, our strategy to maximise production and our commitment to take market prices for our products. This year we achieved production records in four commodities, including an eleventh consecutive record in iron ore.

The second factor is robust demand underpinned by the urbanisation and industrialisation of China and other developing countries on a scale that is lifting hundreds of millions of people out of poverty. Resources are fundamental for the economic growth of developing countries as they are needed for buildings, transport and infrastructure. Over the past decade these economies have contributed more to global growth than the developed world.

However, we recognise that in the short term, global imbalances and high levels of debt in Europe and the United States create uncertainty, making volatility and a protracted recovery likely. At the same time, we are positive on the longer-term outlook for the global economy as overall growth will continue to be driven by the developing countries. We believe that the Chinese Government has the appropriate policy settings to sustain its long-term ambitions for economic growth. This level of economic development will support demand and operating margins for low-cost diversified producers like BHP Billiton.

As a result of our overall performance and outlook, we completed a US$10 billion share buy-back and increased our dividend by 16 per cent to 101 US cents a share, or US$5.5 billion.

During the year your Board also approved eleven major growth projects with a total investment value of around US$13 billion in natural gas, iron ore, metallurgical and energy coal, copper and diamonds. Our organic growth program is expected to exceed US$80 billion over five years to 2015.

Investments in products like potash in Canada and recent acquisitions in the United States demonstrate our ability to meet our customers’ changing needs by continuing to build our diversified tier one resources portfolio, which generates options for long-term value creation.

Our US$4.8 billion acquisition of Chesapeake Energy’s Fayetteville assets, followed by our recent US$15 billion acquisition of Petrohawk Energy, provide us with a world-class on-shore shale gas and liquids resource in the US.

While the resources industry is critical for global economic development and growth, our commitment at the community level is just as significant. We create jobs, support local industry and invest capital in projects across communities and regions.

As part of our commitment, we contribute one per cent of our pre-tax profit, on a three-year rolling average, to community programs. This year, we allocated US$195.5 million to a wide range of community programs, some of which are detailed in our Sustainability Report.

We also pay taxes and royalties to governments. Last year our total tax and royalty expense (excluding the effects of exceptional items) was US$12.3 billion, and while we recognise it is appropriate for countries to periodically review tax law, we also believe any change should ensure the resources sector remains globally competitive. At the same time, the industry’s substantial and ongoing investment in jobs, skills, growth and development of new sectors of the economy should be recognised.

Your Board also recognises that we operate in an industry where the foundation for everything we do is our commitment to the health and safety of our people and sustainability of the environment and communities in which we work. We have a deep focus on both what we do and on how we do it. The safety and health of our employees, contractors and communities are values that will not be compromised. This year, we had two fatalities at our operations in South Africa; sadly, two fatalities too many. This is unacceptable and a tragedy for their families, friends and colleagues. On behalf of the Board, we extend our sincere sympathies.

It is important to outline some key changes to your Board. This year we announced the appointments of Baroness Shriti Vadera and Lindsay Maxsted who, together, bring deep expertise in finance, corporate restructuring, risk management, emerging markets and public policy. With regret, we also announced the retirement of Alan Boeckmann.

In summary, we face the future with some confidence. There continues to be robust demand for our products. Our tier one resource base is diverse, of high quality and not easy to duplicate. We have talented people at all levels and we have a solid balance sheet that gives us the flexibility to pursue high-return investment opportunities while rewarding shareholders.

On your behalf, I thank the BHP Billiton team, led by your Chief Executive, Marius Kloppers, for another year of strong performance. I also thank you, our shareholders, for your continued support.

Jacques Nasser AO

Chairman

1.3    Chief Executive Officer’s Report

I am very pleased to report that in FY2011 BHP Billiton produced a record set of financial results and completed a significant capital management program while maintaining a strong balance sheet, allowing us to continue to grow and invest in our business.

This record result and sustained growth was achieved against the backdrop of a volatile global economy and a tightening of the regulatory environment worldwide. The strong performance was also delivered despite a number of unexpected operational challenges during the year, such as the severe wet weather that affected our Queensland metallurgical coal operations and the drilling moratorium imposed in the Gulf of Mexico, and capital cost pressure on some of our large-scale projects.

Tragically, we lost two of our colleagues to workplace accidents in FY2011. Every fatality has a lasting impact on family, friends and colleagues and we will never be truly successful unless we eliminate all risk of injury from our business. Safety is not an aspiration, it is something we need to live and breathe every day we are at work. Reducing the risks in our business requires strong, accountable leadership with a focus on identifying and managing hazards.

While the recovery of commodity prices and the global economy was a major factor in our excellent financial position, it is the commitment to our tier one strategy that has not only allowed BHP Billiton to continue to outperform today, but will entrench strong relative performance through all parts of the economic cycle.

Our consistent strategy of investing in large, long-life, low-cost, expandable assets, diversified by commodity, market and operating geography has left us in a position to continue to deliver value to our shareholders.

In our minerals businesses, we are particularly focused on our expandable resources basins – Western Australia Iron Ore, Queensland coal and Olympic Dam copper/uranium in Australia, potash in Saskatchewan Canada and Escondida copper in Chile – where large potential mineralisation can create significant options for growth. During the year, BHP Billiton outlined plans to invest in excess of US$80 billion in the next five years on these key resource hubs, which includes more than US$12.9 billion in project approvals in the last financial year.

In addition, BHP Billiton made an entry into the United States shale gas business with our acquisition of Chesapeake Energy Corporation’s interest in the Fayetteville Shale, US, a world-class onshore natural gas resource. We followed this with our acquisition of Petrohawk Energy Corporation’s natural gas and liquid rich shale asset.

The past year also saw the industry take a big step forward in its approach to bulk commodity pricing. We have for a long time held the view that the most open and transparent way to discover the price for our products is through simple supply and demand economics. We are seeing this evolution across our business and now have higher volumes of our commodities sold on shorter-term reference pricing. For those businesses that in the past had to negotiate long-term prices each year, such as iron ore and metallurgical coal, this is a fundamental and positive shift to a new model that we believe is beneficial to both customers and producers, providing a clearer signal of the supply and demand picture.

As we grow, the creation of a simple, accountable and scalable organisation will ensure we remain capable of managing the larger footprint that will result over time. To this end, through the BHP Billiton Operating Model, we have set up the organisation to be more scalable, more functionally specialised and in a position to deploy capital easily when required. By having a simple structure, we can organise work more effectively and let our people focus on doing what is important.

We must earn the right to grow our business by growing safely, through operating discipline and strong leadership. As an organisation, we are committed to the highest level of governance and strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others.

I would like to take the opportunity to pass on my thanks to all those who deal with BHP Billiton. And, I would especially like to thank our employees and contractors whose commitment and work have contributed so much to the success of this Company.

Marius Kloppers

Chief Executive Officer

1.4    Selected key measures

1.4.1    Financial information

Our selected financial information reflects the operations of the BHP Billiton Group, and should be read in conjunction with the 2011 financial statements, together with the accompanying notes.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, and as outlined in note 1 ‘Accounting policies’ to the financial statements in this Annual Report. We publish our consolidated financial statements in US dollars.

	2011	2010	2009	2008	2007 (a)
Consolidated Income Statement (US$M except per share data)
Revenue	71,739	52,798	50,211	59,473	47,473
Profit from operations	31,816	20,031	12,160	24,145	19,724
Profit attributable to members of BHP Billiton Group	23,648	12,722	5,877	15,390	13,416
Dividends per ordinary share – paid during the period (US cents)	91.0	83.0	82.0	56.0	38.5
Dividends per ordinary share – declared in respect of the period (US cents)	101.0	87.0	82.0	70.0	47.0
Earnings per ordinary share (basic) (US cents) (b)	429.1	228.6	105.6	275.3	229.5
Earnings per ordinary share (diluted) (US cents) (b)	426.9	227.8	105.4	274.8	228.9
Number of ordinary shares (millions)
– At period end	5,350	5,589	5,589	5,589	5,724
– Weighted average	5,511	5,565	5,565	5,590	5,846
– Diluted	5,540	5,595	5,598	5,605	5,866

Consolidated Balance Sheet (US$M)
Total assets	102,891	88,852	78,770	76,008	61,404
Share capital (including share premium)	2,771	2,861	2,861	2,861	2,922
Total equity attributable to members of BHP Billiton Group	56,762	48,525	39,954	38,335	29,667

Other financial information
Underlying EBIT (US$M) (c)	31,980	19,719	18,214	24,282	20,067
Underlying EBIT margin (c)(d)(e)	47.0%	40.7%	40.1%	47.5%	48.4%
Return on capital employed (e)	38.5%	26.4%	24.6%	37.5%	38.4%
Net operating cash flow (US$M) (f)	30,080	16,890	17,854	16,958	15,418
Project investment (US$M) (e)	24,517	10,770	13,965	11,440	12,781
Gearing (e)	9.2%	6.3%	12.1%	17.8%	25.0%

(a)

On 1 July 2007, the Group adopted the policy of recognising its proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities within each applicable line item of the financial statements. All such interests were previously recognised using the equity method. Comparative figures for 2007 that were affected by the policy change have been restated.

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

(c)	Underlying EBIT is profit from operations, excluding the effect of exceptional items. See section 3.3 for more information about this measure, including a reconciliation to profit from operations.

(d)

Underlying EBIT margin is profit from operations, excluding the effect of exceptional items before taxation and excluding third party production, divided by revenue from Group production. See section 3.3 for more information about this measure.

(e)	See section 10 for glossary definitions.

(f)

‘Improvements to IFRSs 2009’/AASB 2009-4 ‘Amendments to Australian Accounting Standards arising from the Annual Improvements Project’ and AASB 2009-5 ‘Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project’ include a requirement to classify expenditures which do not result in a recognised asset as a cash flow from operating activities. This has resulted in exploration cash flows which are not recognised as assets being reclassified from net investing cash flows to net operating cash flows for all comparative figures to 2011.

1.4.2    Operational information

Our Board and Group Management Committee monitor a range of financial and operational performance indicators, reported on a monthly basis, to measure performance over time. We also monitor a comprehensive set of health, safety, environment and community contribution indicators.

	2011	2010	2009
People and Licence to operate – Health, safety, environment and community
Total recordable injury frequency (TRIF) (a)	5.0	5.3	5.6
Community investment (US$M) (a)(b)	195.5	200.5	197.8	(b)

Production (c)
Total Petroleum production (million barrels of oil equivalent)	159.38	158.56	137.97
Alumina (’000 tonnes)	4,010	3,841	4,396
Aluminium (’000 tonnes)	1,246	1,241	1,233
Copper cathode and concentrate (’000 tonnes)	1,139.4	1,075.2	1,207.1
Nickel (’000 tonnes)	152.7	176.2	173.1
Iron ore (’000 tonnes)	134,406	124,962	114,415
Manganese alloys (’000 tonnes)	753	583	513
Manganese ores (’000 tonnes)	7,093	6,124	4,475
Metallurgical coal (’000 tonnes)	32,678	37,381	36,416
Energy coal (’000 tonnes)	69,500	66,131	66,401

(a)	See section 10 for glossary definitions.

(b)

In FY2009 we established a UK-based charitable company, BHP Billiton Sustainable Communities, registered with the UK Charities Commission for the purpose of funding community investment globally. In FY2011 our voluntary community contribution included the provision of US$30 million (2010: US$80 million, 2009: US$60 million) to BHP Billiton Sustainable Communities.

(c)	Further details appear in section 2.3 of this Report.

1.5    Risk factors

We believe that, because of the international scope of our operations and the industries in which we are engaged, there are numerous factors which may have an effect on our results and operations. The following describes the material risks that could affect the BHP Billiton Group.

Fluctuations in commodity prices and impacts of the global financial crisis may negatively affect our results

The prices we obtain for our oil, gas, minerals and other commodities are determined by, or linked to, prices in world markets, which have historically been subject to substantial variations. The Group’s usual policy is to sell its products at the prevailing market prices. The diversity provided by the Group’s broad portfolio of commodities may not fully insulate the effects of price changes. Fluctuations in commodity prices can occur due to sustained price shifts reflecting underlying global economic and geopolitical factors, industry demand and supply balances, product substitution and national tariffs. The ongoing effects of the global financial and European sovereign debt crises have affected commodity market prices, demand and volatility. The ongoing uncertainty and impact on global economic growth, particularly in the developed economies, may adversely affect future demand and prices for commodities. The impact of potential longer-term sustained price shifts and shorter-term price volatility creates the risk that our financial and operating results and asset values will be materially and adversely affected by unforeseen declines in the prevailing prices of our products.

We seek to maintain a solid ‘A’ credit rating as part of our strategy; however, fluctuations in commodity prices and the ongoing effects of the global financial and European sovereign debt crises may adversely impact our future cash flows, ability to adequately access and source capital from financial markets and our credit rating.

Our financial results may be negatively affected by currency exchange rate fluctuations

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

The commercial counterparties we transact with may not meet their obligations which may negatively impact our results

We contract with a large number of commercial and financial counterparties including customers, suppliers, and financial institutions. The global financial and European sovereign debt crises have placed strains on global financial markets, reduced liquidity and impacted business conditions generally. Our existing counterparty credit controls may not prevent a material loss due to credit exposure to a major customer or financial counterparty. In addition, customers, suppliers, contractors or joint venture partners may fail to perform against existing contracts and obligations. Non-supply of key inputs or equipment may unfavourably impact our operations. Reduced liquidity and available sources of capital in financial markets may impact the cost and ability to fund planned investments. These factors could negatively affect our financial condition and results of operations.

Failure to discover new reserves, maintain or enhance existing reserves or develop new operations could negatively affect our future results and financial condition

The increased demand for our products and increased production rates from our operations in recent years has resulted in existing reserves being depleted at an accelerated rate. As our revenues and profits are related to our oil and gas and minerals operations, our results and financial condition are directly related to the success of our exploration and acquisition efforts, and our ability to replace existing reserves. Exploration activity occurs adjacent to established operations and in new regions, in developed and less developed countries. These activities may increase land tenure, infrastructure and related political risks. A failure in our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves could negatively affect our results, financial condition and prospects.

There are numerous uncertainties inherent in estimating ore and oil and gas reserves, and geological, technical and economic assumptions that are valid at the time of estimation may change significantly when new information becomes available. The uncertain global financial outlook may affect economic assumptions related to reserve recovery and require reserve restatements. Reserve restatements could negatively affect our results and prospects.

Reduction in Chinese demand may negatively impact our results

The Chinese market has become a significant source of global demand for commodities. In CY2010, China represented 59 per cent of global seaborne iron ore demand, 39 per cent of copper demand, 38 per cent of nickel demand, 41 per cent of aluminium demand, 42 per cent of energy coal demand and 10 per cent of oil demand. China’s demand for these commodities has been driving global materials demand over the past decade.

Sales into China generated US$20.3 billion (FY2010: US$13.2 billion), or 28.2 per cent (FY2010: 25.1 per cent), of our revenue in the year ended 30 June 2011. A slowing in China’s economic growth could result in lower prices and demand for our products and negatively impact our results.

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

Actions by governments or political events in the countries in which we operate could have a negative impact on our business

We have operations in many countries around the globe, which have varying degrees of political and commercial stability. We operate in emerging markets, which may involve additional risks that could have an adverse impact upon the profitability of an operation. These risks could include terrorism, civil unrest, nationalisation, renegotiation or nullification of existing contracts, leases, permits or other agreements, restrictions on repatriation of earnings or capital and changes in laws and policy, as well as other unforeseeable risks. Risks relating to bribery and corruption may be prevalent in some of the countries in which we operate. If any of our major projects is affected by one or more of these risks, it could have a negative effect on the operations in those countries, as well as the Group’s overall operating results, financial condition and reputation.

Our operations are based on material long-term investments that anticipate long-term fiscal stability. Following the global financial crisis some governments face increased debt and funding obligations and may seek additional sources of revenue and economic rent by increasing rates of taxation, royalties or resource rent taxes to levels that are globally uncompetitive to the resource industry. Such taxes may negatively impact the financial results of existing businesses and reduce the anticipated future returns and overall level of prospective investment in those countries.

On 2 July 2010, the Australian Government proposed a Minerals Resource Rent Tax (MRRT), at a rate of 30 per cent (with a 25 per cent extraction allowance – effectively resulting in a 22.5 per cent additional tax on profits) for Australian iron ore and coal operations, while the current Petroleum Resource Rent Tax (PRRT) is proposed to be extended to all Australian oil and gas projects, including the North West Shelf. Legislation is proposed to be introduced into parliament in late CY2011, ahead of the proposed 1 July 2012 commencement date. The MRRT would operate in parallel with State and Territory royalty regimes, with all current and future royalties fully creditable against the MRRT. The proposed MRRT and PRRT extension will increase the effective tax rate of Australian coal and iron ore operations and the North West Shelf project. This could have a negative effect on the operating results of the Group’s Australian operations. The MRRT and PRRT extension is subject to the passing of legislation by the Australian Parliament, and the final legislation may differ (wholly or in part) in its final form from current expectations.

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

We have oil and gas operations located in the Gulf of Mexico region of the United States. In October 2010, the United States Government lifted the deepwater drilling moratorium in the Gulf of Mexico initially put in place in May 2010 in response to the oil spill from BP’s Macondo well. Although the moratorium was lifted the industry now faces more stringent permitting requirements. Despite our management processes, delays or additional costs may occur in receiving future permits and the conduct of deepwater drilling activities in the Gulf of Mexico.

Infrastructure, such as rail, ports, power and water, is critical to our business operations. We have operations or potential development projects in countries where government provided infrastructure or regulatory regimes for access to infrastructure, including our own privately operated infrastructure, may be inadequate or uncertain. These may adversely impact the efficient operations and expansion of our businesses. On 30 June 2010, the Australian Competition Tribunal granted declaration of BHP Billiton’s Goldsworthy rail line, but rejected the application for declaration of our Newman rail line under Part IIIA of the Trade Practices Act. Following the tribunal’s decision, access seekers may now negotiate for access to the Goldsworthy railway. These negotiations, and the availability and terms of access, would be governed by the Part IIIA statutory framework, and either the access seeker or BHP Billiton could refer disputed matters to the Australian Competition and Consumer Commission for arbitration. The outcome of this process would govern whether access would be provided and on what terms.

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

These regulations are complex, difficult to predict and outside of our control, and could negatively affect our business and results.

We may not be able to successfully integrate our acquired businesses

We have grown our business in part through acquisitions. We expect that some of our future growth will stem from acquisitions. There are numerous risks encountered in business combinations. These include adverse regulatory conditions and obligations, commercial objectives not achieved due to minority interests, unforeseen liabilities arising from the acquired businesses, retention of key staff, sales revenues and the operational performance not meeting our expectations, anticipated synergies and cost savings being delayed or not being achieved, uncertainty in sales proceeds from planned divestments, and planned expansion projects being delayed or costing more than anticipated. These factors could negatively affect our future results and financial condition.

Our human resource talent pool may not be adequate to support our growth

Our existing operations and especially our pipeline of development projects in regions of numerous large projects, such as Western Australia and Queensland, when activated, require many highly skilled staff with relevant industry and technical experience. In the competitive labour markets that exist in these regions, the inability of the Group and industry to attract and retain such people may adversely impact our ability to adequately meet demand in projects. Skills shortages in engineering, technical service, construction and maintenance may adversely affect activities. These shortages may adversely impact the cost and schedule of development projects and the cost and efficiency of existing operations.

Increased costs and schedule delays may adversely affect our development projects

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

Our non-controlled assets may not comply with our standards

Some of our assets are controlled and managed by joint venture partners or by other companies. Some joint venture partners may have divergent business objectives which may impact business and financial results. Management of our non-controlled assets may not comply with our management and operating standards, controls and procedures (including our health, safety, and environment standards). Failure to adopt equivalent standards, controls and procedures at these assets could lead to higher costs and reduced production and adversely impact our results and reputation.

Operating cost pressures and shortages could negatively impact our operating margins and expansion plans

Increasing cost pressures and shortages in skilled personnel, contractors, materials and supplies that are required as critical inputs to our existing operations and planned developments may occur across the resources industry. As the prices for our products are determined by the global commodity markets in which we operate, we may not have the ability to offset these cost increases resulting in operating margins being reduced. Notwithstanding our efforts to reduce costs and a number of key cost inputs being commodity price-linked, the inability to reduce costs and a timing lag may adversely impact our operating margins for an extended period. Our Australian-based operations may continue to be affected by the Australian Fair Work Act 2009 as labour agreements expire and businesses are required to negotiate labour agreements with unions. There is some evidence that labour unions are increasingly likely to pursue claims in the bargaining process about union access and involvement in operational decision-making relating to the implementation of change. These claims may adversely affect workplace flexibility, productivity and costs. Industrial action in pursuit of claims associated with the bargaining process has occurred in a number of businesses and is likely to continue to occur as unions press for new claims as part of the negotiation around new agreements.

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

These factors could lead to increased operating costs at existing operations and could negatively impact our operating margins and expansion plans.

Health, safety, environmental and community incidents or accidents and related regulations may adversely affect our operations and reputation or licence to operate

We are a major producer of carbon-related products such as energy and metallurgical coal, oil, gas, and liquefied natural gas. Our oil and gas operations are both onshore and offshore.

The nature of the industries in which we operate means that many of our activities are highly regulated by health, safety and environmental laws. As regulatory standards and expectations are constantly developing, we may be exposed to increased litigation, compliance costs and unforeseen environmental rehabilitation expenses.

Potential health, safety, environmental and community events that may have a material adverse impact on our operations include rockfall incidents in underground mining operations, aircraft incidents, light vehicle incidents, well blowouts, explosions or gas leaks, incidents involving mobile equipment, uncontrolled tailings breaches, escape of polluting substances, uncontrolled releases of hydrocarbons, human rights breaches and community protests or civil unrest.

Longer-term health impacts may arise due to unanticipated workplace exposures or historical exposures to employees or site contractors. These effects may create future financial compensation obligations.

We may continue to be exposed to increased operational costs due to the costs and lost time associated with infectious diseases such as HIV/AIDS and malaria mainly within our African workforce and the increasing global burden of chronic disease. Because we operate globally, we may be affected by potential pandemic influenza outbreaks, such as A(H1N1) and avian flu, in any of the regions in which we operate.

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

During FY2011, BHP Billiton acquired Chesapeake Energy Corporation’s interests in the Fayetteville Shale operation. On 14 July 2011, BHP Billiton announced an agreement to acquire Petrohawk Energy Corporation, an independent oil and natural gas company engaged in the exploration, development and production of US shale gas, and on 21 August 2011, we announced that the tender offer had been completed successfully. Both businesses include operations which involve hydraulic fracturing – a process of pumping water, sand and a small amount of chemical additives into the shale formation to fracture the rock and release the resource. In response to expressed health and environmental concerns, various states in which shale operations occur have recently adopted disclosure regulations requiring companies to disclose the chemicals used in the fracturing operations. Additionally, some states have adopted, and other states are considering adopting, regulations that could restrict hydraulic fracturing in certain circumstances. Additional costs may result from more demanding regulatory requirements and potential class action claims.

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

Despite our best efforts and best intentions, there remains a risk that health, safety, environmental and/or community incidents or accidents and related regulations may adversely affect our reputation or licence to operate.

Unexpected natural and operational catastrophes may adversely impact our operations

We operate extractive, processing and logistical operations in many geographic locations both onshore and offshore. Our operational processes may be subject to operational accidents such as port and shipping incidents, fire and explosion, pitwall failures, loss of power supply, railroad incidents, loss of well control, environmental pollution and mechanical failures. Our operations may also be subject to unexpected natural catastrophes such as earthquakes, flood, hurricanes and tsunamis. Based on our claims, insurance premiums and loss experience, our risk management approach is not to purchase insurance for property damage, business interruption and construction related risk exposures. Existing business continuity plans may not provide protection for all of the costs that arise from such events. The impact of these events could lead to disruptions in production, increased costs and loss of facilities more than offsetting premiums saved which would adversely affect our financial results and prospects. Third party claims arising from these events may exceed the limit of liability insurance policies we have in place.

Climate change and greenhouse effects may adversely impact our operations and markets

Carbon-based energy is a significant input in a number of the Group’s mining and processing operations and we have significant sales of carbon-based energy products.

A number of governments or governmental bodies have introduced or are contemplating regulatory change in response to the impacts of climate change. Under the December 2009 Copenhagen Accord, developed countries established individual greenhouse gas targets and developing countries established national mitigation actions. The European Union Emissions Trading System (EU ETS), which came into effect on 1 January 2005, has had an impact on greenhouse gas and energy-intensive businesses based in the EU. Our Petroleum assets in the UK are currently subject to the EU ETS, as are our EU based customers. Elsewhere, there is current and emerging climate change regulation that will affect energy prices, demand and margins for carbon intensive products. The Australian Government’s plan of action on climate change includes the introduction of a fixed price on carbon emissions beginning 1 July 2012 and converting to an emissions trading scheme after three years, and a mandatory renewable energy target of 20 per cent by the year 2020. From a medium to long-term perspective, we are likely to see some changes in the cost position of our greenhouse-gas-intensive assets and energy-intensive assets as a result of regulatory impacts in the countries in which we operate. These proposed regulatory mechanisms may impact our operations directly or indirectly via our suppliers and customers. Inconsistency of regulations particularly between developed and developing countries may also change the competitive position of some of our assets. Assessments of the potential impact of future climate change regulation are uncertain given the wide scope of potential regulatory change in the many countries in which we operate.

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

A breach of our governance processes may lead to regulatory penalties and loss of reputation

We operate in a global environment straddling multiple jurisdictions and complex regulatory frameworks. Our governance and compliance processes, which include the review of internal control over financial reporting, may not prevent future potential breaches of law, accounting or governance practice. The BHP Billiton Code of Business Conduct, together with our anti-bribery and corruption, and anti-trust standards may not prevent instances of fraudulent behaviour and dishonesty nor guarantee compliance with legal or regulatory requirements. This may lead to regulatory fines, litigation, loss of operating licences or loss of reputation.

1.6    Forward looking statements

This Annual Report contains forward looking statements, including statements regarding:

•	estimated reserves

•	trends in commodity prices and currency exchange rates

•	demand for commodities

•	plans, strategies and objectives of management

•	closure or divestment of certain operations or facilities (including associated costs)

•	anticipated production or construction commencement dates

•	expected costs or production output

•	anticipated productive lives of projects, mines and facilities

•	provisions and contingent liabilities

•	tax and regulatory developments.

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

2    Information on the Company

2.1    BHP Billiton locations

Projects and exploration activities are not shown on this map.

Petroleum

Ref	Country	Fields	Description	Ownership
1	Algeria	Ohanet	Joint operator with Sonatrach for onshore wet gas production (a)	45%
2	Algeria	ROD Integrated Development	Onshore oil production (a)	38%
3	Australia	Bass Strait	Offshore Victoria oil, condensate, LPG, natural gas and ethane production (a)	50%
4	Australia	Minerva	Operator of offshore Victoria natural gas production	90%
5	Australia	North West Shelf	Offshore Western Australia oil, condensate, LPG, natural gas and LNG production (a)	8.3 – 16.7%
6	Australia	Pyrenees	Operator of offshore Western Australia oil production	40 – 71.4%
7	Australia	Stybarrow	Operator of offshore Western Australia oil production	50%
8	Pakistan	Zamzama	Operator of onshore natural gas production	38.5%
9	Trinidad and Tobago	Angostura	Operator of offshore oil and natural gas production	45%
10	UK	Bruce/Keith	Offshore North Sea oil and natural gas production (a)	Bruce – 16 Keith – 31.8	% %
11	UK	Liverpool Bay	Operator of offshore Irish Sea oil and natural gas production	46.1%
12	US	Fayetteville	Operator of onshore natural gas production	.03 – 100%
13	US	Gulf of Mexico	Offshore oil, LPG and natural gas production from several fields - Shenzi 44% - Neptune 35% - Starlifter 31% - WestCameron 33.8% - Atlantis 44% (a) - MadDog 23.9% (a) - Genesis 5% (a)

Aluminium

Ref	Country	Asset	Description	Ownership
14	Australia	Aluminium Australia	A joint venture where we operate the Worsley alumina refinery and Boddington bauxite mine in Western Australia	86%
15	Brazil	Alumar	Integrated alumina refinery and aluminium smelter (a)	36 – 40%
16	Brazil	Mineração Rio do Norte	An open-cut bauxite mine (a)	14.8%
17	Mozambique	Aluminium Mozambique	A joint venture where we operate the aluminium smelter (Mozal), located near Maputo	47.1%
18	South Africa	Aluminium South Africa	Hillside and Bayside aluminium smelters, located in Richards Bay	100%

Base Metals

Ref	Country	Asset	Description	Ownership
19	Australia	Cannington	Underground silver, lead and zinc mine, located in northwest Queensland	100%
20	Chile	Pampa Norte	Cerro Colorado and Spence open-cut mines producing copper cathode in the Atacama Desert, northern Chile	100%
21	Chile	Escondida	Comprises the world’s largest copper mine, concentrators and solvent extraction plants and port operations	57.5%
22	Peru	Antamina	A joint venture open-cut copper and zinc mine, located in the Andes north-central Peru (a)	33.8%
23	US	Base Metals North America	Includes the Pinto Valley open-cut copper mine, located in Arizona	100%

Uranium (b)

Ref	Country	Asset	Description	Ownership
24	Australia	Olympic Dam	Large poly-metallic orebody and the world’s largest uranium deposit, producing copper, uranium, gold and silver	100%

Diamonds and Specialty Products

Ref	Country	Asset	Description	Ownership
25	Canada	EKATI Diamond Mine	Open-cut and underground diamond mines, located in the Northwest Territories of Canada	80%
26	South Africa	Richards Bay Minerals	Integrated titanium smelter and mineral sands mining operation (a)	37.8%

Stainless Steel Materials

Ref	Country	Asset	Description	Ownership
27	Australia	Nickel West	Mt Keith and Leinster nickel-sulphide mines, Kalgoorlie nickel smelter, Kambalda nickel concentrator and the Kwinana nickel refinery	100%
28	Colombia	Cerro Matoso	Integrated laterite ferronickel mining and smelting operation in northern Colombia	99.9%

Iron Ore

Ref	Country	Asset	Description	Ownership
29	Australia	Western Australia Iron Ore	Integrated iron ore mines (Area C, Jimblebar, Yandi, Newman and Yarrie), and rail and port operations in the Pilbara region of Western Australia	85 – 100%
30	Brazil	Samarco	Open-cut mine that produces iron ore pellets (a)	50%

Manganese

Ref	Country	Asset	Description	Ownership
31	Australia	Manganese Australia	Producer of manganese ore in the Northern Territory (GEMCO) and manganese alloys in Tasmania (TEMCO)	60%
32	South Africa	Manganese South Africa	Mamatwan open-cut and Wessels underground manganese mines and the Metalloys manganese alloy plant	44.4 – 60%

Metallurgical Coal

Ref	Country	Asset	Description	Ownership
33	Australia	Illawarra Coal	Underground coal mines (West Cliff, Dendrobium, Appin) in southern NSW, with access to rail and port facilities	100%
34	Australia	BHP Billiton Mitsubishi Alliance	Saraji, Goonyella Riverside, Peak Downs, Norwich Park, Gregory Crinum, Blackwater and Broadmeadow open-cut and underground mines in the Queensland Bowen Basin and Hay Point Coal Terminal	50%
35	Australia	BHP Billiton Mitsui Coal	South Walker Creek and Poitrel open-cut coal mines in the Queensland Bowen Basin	80%

Energy Coal

Ref	Country	Asset	Description	Ownership
36	Australia	NSW Energy Coal	Mt Arthur open-cut coal mine	100%
37	Colombia	Cerrejón	An open-cut coal mine, with integrated rail and port operations (a)	33.3%
38	South Africa	Energy Coal South Africa	Khutala, Middelburg, Klipspruit, Wolvekrans open-cut and underground mines and coal processing operations	50 – 100%
39	US	New Mexico Coal	Navajo open-cut and San Juan underground mines	100%

BHP Billiton office locations

Ref	Country	Office Location	Business Area
40	Australia	Adelaide	Uranium Head Office Marketing Office

41	Australia	Brisbane	Metallurgical Coal Head Office Marketing Office Project Hub

42	Australia	Melbourne	Global Headquarters Marketing Office

43	Australia	Newcastle	Marketing Office

44	Australia	Perth	Iron Ore Head Office Stainless Steel Materials Head Office Marketing Office Minerals Exploration Office Project Hub

45	Australia	Sydney	Energy Coal Head Office

46	Belgium	Antwerp	Marketing Office

47	Brazil	Rio de Janeiro	Marketing Office

48	Canada	Saskatoon	Diamonds and Specialty Products Head Office

49	Canada	Toronto	Project Hub

50	Chile	Santiago	Base Metals Head Office Marketing Office Minerals Exploration Office Project Hub

51	China	Shanghai	Marketing Office

52	India	New Delhi	Marketing Office

53	Japan	Tokyo	Marketing Office

54	Malaysia	Kuala Lumpur	Global Shared Services Centre

55	Netherlands	The Hague	Marketing Office

56	Pakistan	Islamabad	Marketing Office

57	Russia	Moscow	Representative Office

58	Singapore	Singapore	Corporate Centre Marketing Head Office Minerals Exploration Head Office

59	South Africa	Johannesburg	Manganese Head Office Marketing Office Minerals Exploration Office

60	South Africa	Richards Bay	Marketing Office

61	South Korea	Seoul	Marketing Office

62	Switzerland	Baar	Marketing Office

63	UK	London	Aluminium Head Office Corporate Centre

64	US	Farmington	Marketing Office

65	US	Houston	Petroleum Head Office Marketing Office Project Hub

66	US	Pittsburgh	Marketing Office

(a)	Jointly or non-operated BHP Billiton Assets or Fields.
(b)	Uranium forms part of the Base Metals Customer Sector Group.
Percentage	ownership figures have been rounded to one decimal place.

2.2    Business overview

2.2.1    History and development

Since 29 June 2001, we have operated under a Dual Listed Company (DLC) structure. Under the DLC structure, the two parent companies, BHP Billiton Limited (formerly BHP Limited and before that The Broken Hill Proprietary Company Limited) and BHP Billiton Plc (formerly Billiton Plc) operate as a single economic entity, run by a unified Board and management team. More details of the DLC structure are located under section 2.10 of this Report.

BHP Billiton Limited was incorporated in 1885 and is registered in Australia with ABN 49 004 028 077. BHP Billiton Plc was incorporated in 1996 and is registered in England and Wales with registration number 3196209. Successive predecessor entities to BHP Billiton Plc have operated since 1860.

The registered office of BHP Billiton Limited is 180 Lonsdale Street, Melbourne, Victoria 3000, Australia, and its telephone number is 1300 55 47 57 (within Australia) or +61 3 9609 3333 (outside Australia). The registered office of BHP Billiton Plc is Neathouse Place, London SW1V 1BH, UK, and its telephone number is +44 20 7802 4000. Our agent for service in the United States is Marisa I. Reuter at 1360 Post Oak Boulevard, Suite 150, Houston, TX 77056.

2.2.2    Petroleum Customer Sector Group

Our Petroleum CSG comprises a base of large, long-life, low-unit cost operations that are located in six countries throughout the world. We pursue significant upstream opportunities with multiple options for growth to ensure continued success.

During FY2011, Petroleum delivered our fourth consecutive annual production record by realising 159.4 million barrels of oil equivalent (MMboe) from our diverse global portfolio. Our operations achieved continued high uptime rates with strong reservoir performance from the operated Pyrenees (Australia) and Shenzi (US) fields. The Angostura Gas facility (Trinidad and Tobago) was brought on stream during the fourth quarter of FY2011. New production volumes were realised from the acquisition of the Fayetteville onshore shale gas operations (US) during the fourth quarter of FY2011. Continued high margins were achieved due to operating costs being maintained on average close to US$6 per barrel on the entire global portfolio.

Production from our Gulf of Mexico projects was materially impacted through FY2011 by a drilling moratorium imposed by the US Department of the Interior on all offshore oil and gas industry activities following the oil spill from BP’s Macondo well. Despite regulatory delays, BHP Billiton led the industry in returning to deepwater drilling operations and bringing the first new production on stream from our operated Shenzi field following the lifting of the moratorium on 12 October 2010. Drilling has not yet commenced in the Mad Dog and Atlantis fields operated by BP where we have a significant interest. Production in FY2011 was also adversely impacted by an active tropical cyclone season in Western Australia affecting our operated Pyrenees and Stybarrow oil operations and non-operated North West Shelf operations.

We continue to invest through economic cycles and maintain a long-term view. Our consistently strong project execution over the past five years has led us to successfully deliver five major operated projects, the latest one being the Angostura Gas platform offshore Trinidad and Tobago. This has continued our track record of delivering our projects safely, within budget and on schedule. We remain committed to growth through exploration and commenced a major international drilling campaign in FY2011 that will extend through FY2012 and beyond. We continue to build our inventory of acreage, leads and prospects as well as progressing our major capital projects. In February 2011, we successfully executed a major acquisition of the Fayetteville Shale gas interests in Arkansas for US$4.8 billion. On 21 August 2011, we announced the successful completion of the cash tender offer to acquire Petrohawk Energy Corporation, an independent oil and natural gas company engaged in the exploration, development and production of primarily shale gas and oil in Texas and Louisiana. The total price of the offer was approximately US$12.1 billion and the total enterprise value was approximately US$15.1 billion, including the assumption of net debt. We will continue to evaluate other commercial opportunities for growth as we move forward.

Our production operations are as follows:

Bass Strait

Together with our 50-50 joint venture partner, Esso Australia (a subsidiary of ExxonMobil), we have been producing oil and gas from Bass Strait, off the south-eastern coast of Australia, for over 40 years, having participated in the original discovery of hydrocarbons in 1965. We dispatch the majority of our Bass Strait crude oil and condensate production to refineries along the east coast of Australia. Gas is piped onshore to our Longford processing facility, from which we sell our production to domestic distributors under contracts with periodic price reviews.

North West Shelf

We are a joint venture participant in the North West Shelf Project in Western Australia. The North West Shelf Project was developed in phases: the domestic gas phase supplies gas to the Western Australian domestic market mainly under long-term contracts, and a series of liquified natural gas (LNG) expansion phases supplying LNG to buyers in Japan, Korea and China under a series of long-term contracts. The project also produces LPG and condensate.

We are also a joint venture participant in four nearby oil fields. Both the North West Shelf gas and oil ventures are operated by Woodside Petroleum Ltd.

Australia operated

We operate two oil fields offshore Western Australia and one gas field in Victoria.

The Pyrenees oil development consists of three fields, two of which (Crosby and Stickle) are located in blocks WA-42-L (71.43 per cent interest), while the third (Ravensworth) straddles blocks WA-42-L and WA-43-L (40 per cent interest). The project uses a floating production storage and off-take (FPSO) facility.

The Stybarrow operation (50 per cent BHP Billiton share) is an oil development located offshore Western Australia. The project uses a FPSO facility.

The Minerva operation (90 per cent BHP Billiton share) is a gas field located offshore Victoria. The operation consists of two subsea producing wells which pipe gas onshore to a processing plant. The gas is delivered into a pipeline and sold domestically.

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

Fayetteville

Fayetteville Shale operations in central Arkansas in the US consist of approximately 504,451 net acres of leasehold and producing natural gas properties and extensive infield gathering pipelines and several compression stations.

Liverpool Bay and Bruce/Keith

The Liverpool Bay integrated development consists of six offshore gas and oil fields in the Irish Sea, the Point of Ayr onshore processing plant in north Wales, and associated infrastructure. We deliver the Liverpool Bay gas by pipeline to E.ON’s Connah’s Quay power station.

We own 46.1 per cent of and operate Liverpool Bay. We also hold a 16 per cent non-operating interest in the Bruce oil and gas field in the North Sea and operate the Keith field (31.83 per cent share), a subsea tie-back, that is processed via the Bruce platform facilities.

Algeria

Our Algerian operations comprise our effective 45 per cent interest in the Ohanet wet gas development and our effective 38 per cent interest in the ROD Integrated Development, which consists of six satellite oil fields that pump oil back to a dedicated processing train.

Our interest in ROD is subject to a contractual determination to ensure interest from participating association leases is accurately reflected. Future redetermination of our interest may be possible under certain conditions.

Trinidad and Tobago

The Greater Angostura project is an integrated oil and gas development located offshore east Trinidad. We operate the field and have a 45 per cent interest in the production sharing contract for the project. Gas sales from the gas export platform commenced in May 2011.

Zamzama

We hold a 38.5 per cent working interest in and operate the Zamzama gas project in Sindh province of Pakistan. Both gas and condensate are sold domestically.

Information on Petroleum operations

The following table contains additional details of our production operations. This table should be read in conjunction with the production (see section 2.3.1) and reserve tables (see section 2.13.1).

Operation & Location	Product	Ownership	Operator	Title, Leases or Options	Nominal Production Capacity	Facilities, Use & Condition
Australia

Bass Strait Offshore Victoria	Oil and gas	BHP Billiton 50% Esso Australia (Exxon Mobil subsidiary) 50% Oil Basins Ltd 2.5% royalty interest in 19 production licences	Esso Australia

20 production licences (of which 4 are under renewal process), 2 retention leases (under renewal process) issued by Australian Government

Expire between 2016 and end of life of field

One production licence held with Santos Ltd

Oil: 200 Mbbl/d Gas: 1,075 MMcf/d LPG: 5,150 tpd Ethane: 850 tpd

20 producing fields with 21 offshore developments (14 steel jacket platforms, 3 subsea developments, 2 steel gravity based mono towers, 2 concrete gravity based platforms)

Onshore infrastructure: Longford Facility (3 gas plants, liquid processing facilities)

Interconnecting pipelines

Long Island Point LPG and oil storage facilities

Ethane pipeline

North West Shelf (NWS) – gas, LNG, LPG and condensate Offshore Western Australia North Rankin, Goodwyn, Perseus, Echo-Yodel, Angel, Searipple fields	Domestic gas, LPG, condensate, LNG

North West Shelf Project is an unincorporated JV

BHP Billiton:

8.33% of original domestic gas JV, will progressively increase to 16.67%

16.67% of Incremental Pipeline Gas (IPG) domestic gas JV 16.67% of original LNG JV

12.5% of China LNG JV 16.67% of LPG JV Approximately 15% of current condensate production

			Woodside Petroleum Ltd	9 production licences issued by Australian Government 6 expire in 2022 and 3 expire 5 years from end of production	North Rankin A platform: 2,300 MMcf/d gas 60 Mbbl/d condensate Goodwyn A platform: 1,450 MMcf/d gas 110 Mbbl/d condensate Angel platform: 960 MMcf/d gas 50 Mbbl/day condensate

Production from North Rankin and Perseus processed through North Rankin A platform

Production from Goodwyn, Searipple and Echo-Yodel processed through Goodwyn A platform

4 subsea wells in Perseus field tied into Goodwyn A platform

Production from Angel field processed through Angel platform

Operation & Location	Product	Ownership	Operator	Title, Leases or Options	Nominal Production Capacity	Facilities, Use & Condition
		Other participants: subsidiaries of Woodside Energy, Chevron, BP, Shell, Mitsubishi/Mitsui and China National Offshore Oil Corporation			Withnell Bay gas plant: 600 MMcf/d gas 5-train LNG plant: 45,000 tpd LNG	Onshore gas treatment plant at Withnell Bay processes gas for domestic market 5-train LNG plant

North West Shelf – oil Offshore Western Australia Wanaea, Cossack, Lambert and Hermes fields	Oil	BHP Billiton 16.67% Woodside Energy 33.34% BP, Chevron, Japan Australia LNG (MIMI) 16.67% each	Woodside Petroleum Ltd	3 production licences issued by Australian Government expire 2012 – 2018	Production capacity: 60 Mbbl/d Storage capacity: 1 MMbbl	FPSO

Minerva Offshore Victoria Gas plant located approximately 4 km inland from Port Campbell	Gas and condensate	BHP Billiton 90% Santos (BOL) 10%	BHP Billiton	Production licence issued by Australian Government expires 5 years after production ceases	150 TJ/d gas 600 bbl/d condensate	2 well completions Single flow line transports gas to onshore gas processing facility

Stybarrow Offshore Western Australia Stybarrow and Eskdale fields	Oil and gas	BHP Billiton 50% Woodside Energy 50%	BHP Billiton	Production licence issued by Australian Government expires 5 years after production ceases	Production: 80 Mbbl/d oil Storage: 900 Mbbl	10 subsea well completions (6 producers, 3 water injectors, 1 gas injector) Gas production is reinjected

Pyrenees Offshore Western Australia Crosby, Stickle and Ravensworth fields	Oil	WA-42-L permit: BHP Billiton 71.43% Apache PVG 28.57% WA-43-L permit: BHP Billiton 40% Apache Permits 31.5% Inpex Alpha 28.5%	BHP Billiton	Production licence issued by Australian Government expires 5 years after production ceases	Production: 96 Mbbl/d oil Storage: 920 Mbbl	17 subsea well completions (13 producers, 3 water injectors, 1 gas injector), FPSO WA-42-L production commenced third quarter of FY2010 WA-43-L production commenced first quarter of FY2011

Operation & Location	Product	Ownership	Operator	Title, Leases or Options	Nominal Production Capacity	Facilities, Use & Condition
US
Neptune (Green Canyon 613) Offshore Deepwater Gulf of Mexico (1,300 m)	Oil and gas	BHP Billiton 35% Marathon Oil 30% Woodside Energy 20% Maxus US Exploration 15%	BHP Billiton	Lease from US Government as long as oil and gas produced in paying quantities	50 Mbbl/d oil 50 MMcf/d gas	Permanently moored tension-leg platform (TLP)

Shenzi (Green Canyon 653) Offshore Deepwater Gulf of Mexico (1,310 m)	Oil and gas	BHP Billiton 44% Hess Corporation 28% Repsol 28%	BHP Billiton	Lease from US Government as long as oil and gas produced in paying quantities	100 Mbbl/d oil 50 MMcf/d gas	Stand-alone TLP Genghis Khan field (part of same geological structure) tied back to Marco Polo TLP

West Cameron 76 Offshore Gulf of Mexico	Gas and condensate	BHP Billiton 33.76% ENI Petroleum 40% Black Elk Energy Offshore Operations 15% Ridgewood Energy Company 11.24%	BHP Billiton	Lease from US Government as long as oil and gas produced in paying quantities	120 MMcf/d gas 800 bbl/d condensate	2 conventional gas platforms

Starlifter (West Cameron 77) Offshore Gulf of Mexico	Gas and condensate	BHP Billiton 30.95% McMoRan 33.75% Black Elk Energy Offshore Operations 13.75% Ridgewood Energy Company 10.3% Castrex Offshore Inc 5.625% Walter Oil and Gas Corporation 5.625%	BHP Billiton	Lease from US Government as long as oil and gas produced in paying quantities	40 MMcf/d gas 450 bbl/d condensate	Single conventional gas platform

Atlantis (Green Canyon 743) Offshore Deepwater Gulf of Mexico (2,155 m)	Oil and gas	BHP Billiton 44% working interest BP 56%	BP	Lease from US Government as long as oil and gas produced in paying quantities	200 Mbbl/d oil 180 MMcf/d gas	Permanently moored semi-submersible platform

Operation & Location	Product	Ownership	Operator	Title, Leases or Options	Nominal Production Capacity	Facilities, Use & Condition
Mad Dog (Green Canyon 782) Offshore Deepwater Gulf of Mexico (1,310 m)	Oil and gas	BHP Billiton 23.9% BP 60.5% Chevron 15.6%	BP	Lease from US Government as long as oil and gas produced in paying quantities	100 Mbbl/d oil 60 MMcf/d gas	Permanently moored integrated truss spar, facilities for simultaneous production and drilling operations

Genesis (Green Canyon 205) Offshore Deepwater Gulf of Mexico (approximately 790 m)	Oil and gas	BHP Billiton 4.95% Chevron 56.67% ExxonMobil 38.38%	Chevron	Lease from US Government as long as oil and gas produced in paying quantities	55 Mbbl/d oil 72 MMcf/d gas	Floating cylindrical hull (spar) moored to seabed with integrated drilling facilities

Fayetteville Onshore Arkansas	Gas

BHP Billiton working interests in leases range from 0.03% to 98.94%

BHP Billiton 58.31% average interest in 787 wells and 10.58% average interest in 2,311 wells

Largest partners

Southwestern Energy,

XTO Energy and

BP

			BHP Billiton – 787 wells Partners – 2,311 wells	In excess of 40,000 leases, which are predominantly held with private parties Leases associated with producing wells remain in place as long as oil and gas produced in paying quantities	Maximum net production achieved during FY2011 423 MMcf/d	Gas transported via extensive pipeline infrastructure and associated compression (100% owned) or third party gathering systems

Other

Liverpool Bay Offshore northwest England, Irish Sea Douglas and Douglas West oil fields, Hamilton, Hamilton North and Hamilton East gas fields, Lennox oil and gas field	Oil and gas	BHP Billiton 46.1% ENI 53.9%	BHP Billiton	3 production licences issued by UK Government expire 2016, 2025 and 2027	308 MMcf/d gas 70 Mbbl/d oil and condensate

Integrated development of 6 fields

Oil treated at Douglas complex then piped to oil storage barge for export by tankers

Gas processed at Douglas complex then piped by subsea pipeline to Point of Ayr gas terminal for further processing

Operation & Location	Product	Ownership	Operator	Title, Leases or Options	Nominal Production Capacity	Facilities, Use & Condition
Bruce/Keith Offshore North Sea, UK	Oil and gas	Bruce: BHP Billiton 16% BP 37% Total 43.25% Marubeni 3.75% Keith: BHP Billiton 31.83% BP 34.84% Total 25% Marubeni 8.33%	Keith – BHP Billiton Bruce – BP	3 production licences issued by UK Government expire 2011, 2015 and 2018 We expect to renew the licence expiring in November 2011	920 MMcf/d	Integrated oil and gas platform Keith developed as tie-back to Bruce facilities

Ohanet Onshore Approximately 1,300 km southeast of Algiers, Algeria	Gas and condensate	BHP Billiton effective 45% interest Japan Ohanet Oil and Gas 30% Woodside Energy 15% Petrofac Energy Developments 10%	Sonatrach/BHP Billiton staffed organisation

JV is party to risk service contract with Sonatrach (title holder), expires October 2011 at which time BHP Billiton will exit the licence

Under the contract JV is reimbursed and remunerated for its investments in liquids

					20 MMcm/d wet gas 61 Mbbl/d associated liquids (LPG, condensate)	Wet gas (LPG and condensate) development comprising 4 gas and condensate fields and gas processing plant

ROD Integrated Development Onshore Berkine Basin, 900 km southeast of Algiers, Algeria	Oil	BHP Billiton 45% interest in 401a/402a production sharing contract ENI 55% BHP Billiton effective 38% interest in ROD unitised integrated development ENI 62%	Joint Sonatrach/ENI entity	Production sharing contract with Sonatrach (title holder) Expires 2016 with option for two 5-year extensions under certain conditions	Approximately 80 Mbbl/d oil	Development and production of 6 oil fields 2 largest fields (ROD and SFNE) extend into neighbouring blocks 403a, 403d Production through dedicated processing train on block 403

Operation & Location	Product	Ownership	Operator	Title, Leases or Options	Nominal Production Capacity	Facilities, Use & Condition
Greater Angostura Offshore Trinidad and Tobago	Oil and gas	BHP Billiton 45% Total 30% Chaoyang 25%	BHP Billiton	Production sharing contract with Trinidad and Tobago Government entitles us to operate Greater Angostura until 2021	100 Mbbl/d oil 280 MMcf/d gas

Integrated oil and gas development: central processing platform connected to the Kairi-2 platform and gas export platform with 3 satellite wellhead protector platforms and flow lines

Oil pipeline from processing platform to storage and export at Guayaguayare

Gas exported to Trinidad and Tobago domestic markets

Zamzama Onshore Sindh Province, Pakistan	Gas	BHP Billiton 38.5% ENI Pakistan 17.75% PKP Exploration Ltd 9.375% PKP Exploration Ltd 2 9.375% Government Holdings (Private) Limited 25%	BHP Billiton	20-year development and production lease from Pakistan Government expires 2022 (option to extend 5 years)	500 MMcf/d gas 3,350 bbl/d condensate	8 production wells, 4 process trains

Note: Deepwater Gulf of Mexico relates to fields in water depths of over approximately 150 metres.

Development projects

Australia

North West Shelf North Rankin gas compression project

The North West Shelf gas compression project was approved by the Board in March 2008 to recover remaining lower pressure gas from the North Rankin and Perseus gas fields. The project consists of a new gas compression platform, North Rankin B, capable of processing 2,500 million cubic feet per day (MMcf/d) of gas, which will be constructed adjacent to the existing North Rankin A platform, 135 kilometres offshore from Karratha on the northwest coast of Western Australia. The two platforms will be connected by a 100 metre long bridge and operate as a single facility. Our 16.67 per cent share of development costs is approximately US$850 million, of which US$390 million was incurred as of 30 June 2011. First gas is expected in CY2013.

North West Shelf Cossack, Wanaea, Lambert, Hermes (CWLH) life extension

In December 2008, approval was announced to undertake a redevelopment project to replace and refurbish CWLH facilities as a result of the longer than originally planned field life. The project involves replacing the existing Cossack Pioneer FPSO vessel and selectively refurbishing subsea infrastructure and the riser turret mooring. Our 16.67 per cent share of the cost is approximately US$245 million, of which US$223 million was incurred as of 30 June 2011. First production through the redeveloped facilities is expected in the second half of CY2011.

Bass Strait Kipper gas field development

Initial development of the Kipper gas field in the Gippsland Basin located offshore Victoria was approved by the Board in December 2007. A supplemental approval of the development was granted in January 2011. The first phase of the project includes two new subsea wells, three new pipelines and platform modifications to supply 10 thousand barrels per day (Mbbl/d) of condensate and 80 MMcf/d of gas. Gas and liquids will be processed via the existing Gippsland Basin Joint Venture facilities. Our share of development costs is approximately US$900 million, of which US$515 million was incurred as of 30 June 2011. Facilities are expected to be ready for first production in CY2012 pending resolution of mercury content. Mercury has been encountered in the reservoir and a solution is being developed separately. The initial production target date is CY2014. The Kipper gas field development is comprised of the Kipper Unit Joint Venture and the Gippsland Basin Joint Venture. We own a 32.5 per cent interest in the Kipper Unit Joint Venture, with Esso Australia and Santos owning the remaining 67.5 per cent. We own a 50 per cent interest in the Gippsland Basin Joint Venture with Esso Australia owning the remaining 50 per cent.

Bass Strait Turrum field development

Further expansion of the Gippsland Basin facilities is underway following approval by the Board in July 2008 of the full field development of the Turrum oil and gas field. A supplemental approval of the development was obtained in January 2011. The project consists of a new platform, Marlin B, linked by a bridge to the existing Marlin A platform. The Turrum field, which has a capacity of 11 Mbbl/d and 200 MMcf/d of gas, is located 42 kilometres from shore in approximately 60 metres of water. Our share of development costs is approximately US$1,350 million, of which US$640 million was incurred as of 30 June 2011. Initial production is targeted for CY2013. The Turrum field development operates under the Gippsland Basin Joint Venture in which we own a 50 per cent interest.

Macedon

Macedon is a domestic gas development in Western Australia. The project will consist of a 200 MMcf/d of stand-alone gas plant, four subsea production wells, a 90 kilometre, 20 inch wet gas pipeline and a 67 kilometre, two inch sales gas pipeline. In August 2010, the project was approved at an investment level of US$1,050 million (net BHP Billiton share). Execution phase work, including award of principal Engineering Procurement and

Construction Management (EPCM) onshore and offshore installation contracts, has commenced. We are the operator, with a 71.43 per cent interest and Apache PVG Pty Ltd holds the remaining 28.57 per cent interest. First gas is expected in CY2013.

Exploration and appraisal

We focus on capturing and operating large acreage positions in areas that are material to the Group. We have exploration interests around the world, particularly in the Gulf of Mexico, Australia, and the South China Sea. During FY2011, our gross expenditure on exploration was US$557 million, of which US$404 million was expensed. Our major exploration interests are as follows:

Australia

We have a 50 per cent interest in the Gippsland Basin Joint Venture with Esso Australia Ltd. In November 2010, the Yellowfin well was plugged and abandoned and expensed as a dry hole. Operations for the South East Longtom well started the same month and encountered hydrocarbons. The well has been plugged and abandoned and continues being evaluated for development potential.

In June 2011, we increased our interest in block WA-351-P offshore Western Australia to 80 per cent by exercising a pre-emption right to acquire a 25 per cent interest from our joint venture partner Tap (Shelfal) Pty Ltd. The block is located on the Exmouth Plateau south of the Scarborough gas field. Tap holds the remaining 20 per cent.

Also in June 2011, we exercised our option to acquire an additional 16 per cent interest in block WA-335-P offshore Western Australia, taking our total participating interest to 46 per cent. In addition, we exercised our right to assume operatorship from Apache (35.1 per cent). Kufpec holds the remaining 18.9 per cent.

The Argus-2 appraisal well was spud in early June 2011 in the AC/RL8 retention lease over the Argus gas field. Woodside Browse Pty Ltd operates the AC/RL8 retention lease with 60 per cent interest while we hold the remaining 40 per cent.

United States

Deep Blue – Green Canyon 723

We currently own a 31.875 per cent interest in the Deep Blue prospect located in the Green Canyon area. Partners in the well are Noble (33.75 per cent), Statoil (15.625 per cent), Samson (9.375 per cent) and Murphy (9.375 per cent). Deep Blue exploration well-1 was drilled in November 2009 and concluded in May 2010. The sidetrack drilling started in May and was suspended in June 2010 due to the Gulf of Mexico drilling moratorium issued by the US Government. The Green Canyon 723 #1 original hole was drilled to a total depth of 32,684 feet and encountered hydrocarbons. Following the lifting of the drilling moratorium in October 2010, the forward plan is to complete the sidetrack operations once required permitting is granted and a rig is available. There is insufficient information to confirm the extent of hydrocarbons until drilling operations have been completed.

Other

Colombia

In September 2008, we entered into a technical evaluation of hydrocarbon potential in Block 5 in the Llanos basin onshore Colombia. We operate the project and hold a 71.4 per cent working interest in the joint venture, with SK Energy Co holding the remaining 28.6 per cent interest. The minimum work program includes the acquisition of 1,000 kilometres of 2D seismic plus the drilling of five stratigraphic wells. The airborne survey was completed in January 2010, and 621 kilometres of 2D seismic were acquired from December 2010 to May 2011. In addition, four stratigraphic wells were drilled.

Falkland Islands

In December 2007, we farmed into Northern and Southern area licences offshore the Falkland Islands. We acquired a 51 per cent interest from our joint venture partner Falkland Oil and Gas Limited (FOGL) and assumed operatorship in January 2008. The minimum exploration work program included drilling two wells in the first phase by the end of CY2010. Site surveys on both blocks were completed in 2009. The first exploration well began drilling in June 2010 and was plugged and abandoned and expensed as a dry hole in July 2010. A one year extension to the first phase of the licences was granted by the Falkland Islands Government in September 2010. In April 2011, we sent a request to the Falkland Islands Government to allow us to transfer our 51 per cent working interest and operatorship to FOGL. Final approval for the transfer was received from the Foreign Commonwealth Office in June 2011.

India

In December 2008, we were awarded seven offshore blocks in India. We are the operator of all seven blocks, each with its own production sharing contract. The minimum exploration program includes the acquisition and processing of 2D seismic data across the seven blocks and a small 3D seismic acquisition in one block. We currently own a 26 per cent interest in all seven blocks, with our partner GVK holding the remaining 74 per cent. In June 2010, we were awarded three additional offshore blocks. The minimum work program associated with the three blocks includes the acquisition and processing of 2D and 3D seismic data. We hold a 100 per cent interest in each of these three blocks. We have met the commitment for acquiring the 2D seismic in all 10 blocks and are processing the data for interpretation. The 3D seismic acquisition, processing and interpretation is being planned for a future date which will complete the committed exploration work program. We are currently working on permit issues with the Indian government.

Malaysia

In March 2007, we were awarded offshore Blocks N and Q in Malaysia with a 60 per cent interest and operatorship. Petronas Carigali holds the remaining 40 per cent. The minimum exploration program includes the acquisition and processing of seismic data across the two blocks and the drilling of four Block N exploration wells within the first seven years. The initial seismic acquisition program commenced in June 2008 and was completed in September 2008. The first exploration well was drilled in February 2010 and was plugged, abandoned and expensed as a dry hole. The second exploration well was spud at the beginning of May 2011 and was in the process of drilling at the end of FY2011.

Philippines

In November 2009, we acquired a 75 per cent interest in Service Contract 59, located offshore Philippines and we assumed operatorship in April 2010. PNOC Exploration Corp owns the remaining 25 per cent interest. As part of the minimum work program, the joint venture completed the acquisition and processing of a 2D seismic survey in April 2010. A 3D seismic acquisition was completed in January 2011 and processing is currently ongoing. The remaining obligations on the current work program require us to drill an exploration well prior to July 2012.

In May 2011, we exercised an option to farm-in to Service Contract 55, located offshore Philippines to acquire a 60 per cent working interest and assume operatorship of the block. The remaining interest will be divided between Otto Energy, which will own 33.18 per cent interest, and Trans-Asia, which will own 6.82 per cent interest. 3D seismic acquisition and processing were completed during the year.

In August 2009, we exercised our option with partner Mitra Energy (25 per cent) to acquire a 25 per cent non-operating interest in Service Contract 56 located offshore Philippines. The joint venture completed drilling the first exploration well in December 2009, and the second exploration well in February 2010. Both wells were expensed as dry holes. The drilling of these wells fulfilled our minimum work commitment against the service contract. The block is operated by ExxonMobil (50 per cent).

Vietnam

In October 2009, we became operator of Vietnam Blocks 28 and 29/03 located approximately 200 kilometres offshore southern Vietnam. We have a 50 per cent interest in each of the blocks, with Mitra Energy holding the remaining 50 per cent. The minimum work program for the first sub-phase includes 2D seismic data and two wells. We also acquired and processed 3D data. The first exploration well was drilled in May 2011 while drilling of the second well commenced in June 2011. Both wells were plugged, abandoned and expensed as dry holes in FY2011.

Brunei

In September 2010, we entered into a Deed of Amendment with respect to Block CA1 (formerly Block J) following the settlement of the maritime dispute between Brunei and Malaysia. We own a 22.5 per cent interest in the block, with the residual interests held by Total Deep Offshore Borneo (54 per cent and operator), Hess (Borneo Block J) Ltd (13.5 per cent), Petronas Carigali (five per cent) and Canam Brunei Oil Ltd (Murphy Oil) (five per cent). The minimum work obligation includes the drilling of seven exploration wells.

South Africa

In September 2010, we entered into exploration agreements for two blocks offshore South Africa. We own and operate a 60 per cent interest in Block 3A/4A, and a 90 per cent interest in block 3B/4B. The remaining interest in Block 3A/4A is held by PetroSA (30 per cent) and Sasol Petroleum International (10 per cent). Global Offshore Oil Exploration South Africa holds a 10 per cent interest in Block 3B/4B. The minimum work program includes the drilling of one exploration well within each block.

Present activities

Drilling

The number of wells in the process of being drilled (including temporarily suspended wells) as of 30 June 2011 was as follows:

	Exploratory wells		Development wells		Total
	Gross	Net (1)	Gross	Net (1)	Gross	Net (1)
Australia	1	—	—	—	1	—
United States	1	—	106	38	107	38
Other	2	1	1	—	3	1

Total	4	1	107	38	111	39

(1)	Represents our share of the gross well count

Other significant activities

Australia

Browse

The Browse LNG Development comprises development of the Torosa, Brecknock and Calliance gas fields, which were discovered in 1971, 1979, and 2000, respectively. The fields are located approximately 440 kilometres north-north-west of Broome, Western Australia in water depths up to 800 metres. Evaluation of the in-place resources continues together with definition of the on and offshore facilities required to extract hydrocarbons and produce and export LNG.

Woodside is the operator and we own 8.33 per cent of the East Browse resources and 20 per cent of West Browse. Efforts are ongoing to align equity interests for the overall development.

Scarborough

Development planning for the large Scarborough gas field offshore Western Australia is in progress. We are evaluating development options for a LNG plant and offshore production facilities. Esso is the operator of the WA-1-R lease and we hold a 50 per cent working interest. We also have a 100 per cent working interest in the WA-346-P block.

Greater Western Flank ‘A’

Planning is underway for the Greater Western Flank – a phased development of selected core undeveloped resources to the west of existing North West Shelf production infrastructure. The first phase of development, termed Greater Western Flank A, consists of two core fields, Goodwyn GHA/B and Tidepole, and has progressed to the feasibility stage in the second half of CY2011. Woodside is the operator and we own a 16.67 per cent share.

United States

Shenzi Water Injection

The Shenzi Water Injection program includes drilling and completion of five water injection wells and provides facilities to inject up to 125 Mbbl/d of water at 7,000 per square inch (psi). The program was approved as part of the original sanctioned Shenzi project, which began production in 2009 to supplement aquifer pressure for additional recovery. To date, Water Injector (WI) #1 has been drilled and completed and WI #2 has been drilled; plans to complete WI #2 and drill and complete WI #3 in FY2012 are underway.

Atlantis South Water Injection

The Atlantis South Water Injection project is in the execution phase and involves drilling four subsea water injectors, tying them into the existing infrastructure and commissioning the 75 Mbbl/d of water injection facilities. This water injection project mitigates low aquifer pressure which could result in a swift production decline. BP is the operator and we hold a 44 per cent working interest.

Atlantis North Phase 2B

The Atlantis North Flank began production in July 2009. The North Phase 2B is a brownfield capital investment program being developed to improve production rates. Phase 2B includes a one well program and associated subsea infrastructure. As with the original Atlantis North project, BP is the operator, and we hold a 44 per cent working interest.

Mad Dog Phase 2

The Mad Dog Phase 2 project is in response to the successful Mad Dog South appraisal well, which confirmed significant hydrocarbons in the southern portion of the Mad Dog field. Mad Dog Phase 2 will be a spar development with all subsea production and injection wells and includes water injection capability to provide support to the east, west and south of the field.

Other

Zamzama Front End Compression

Zamzama Front End Compression is a brownfield project in Pakistan which allows for the additional drawdown of the reservoir, adding reserves and maintaining plateau production levels. Development is currently underway and project completion is expected in 2011.

Delivery commitments

We have delivery commitments of natural gas and LNG of approximately 3,147 billion cubic feet through 2031 (78 per cent Australia and 22 per cent Other) and crude, condensate and natural gas liquids (NGL)

commitments of 15.6 million barrels through 2012 (74 per cent Australia, eight per cent United States and 18 per cent Other). We have sufficient proved reserves and production capacity to fulfil these delivery commitments. Further information can be found in Section 2.13.1.

2.2.3    Aluminium Customer Sector Group

Our Aluminium CSG is a portfolio of assets at three stages of the aluminium value chain: mining bauxite, refining bauxite into alumina, and smelting alumina into aluminium metal. We are the world’s seventh-largest producer of aluminium, with total production in FY2011 of 1.2 million tonnes (Mt) of aluminium. We also produced 13.6 Mt of bauxite and 4.0 Mt of alumina.

During FY2011, we consumed 35 per cent of our alumina production in our aluminium smelters and we sold the balance to other smelters. Our alumina sales are a mixture of long-term contract sales at LME-linked prices and spot sales at negotiated prices. Prices for our aluminium sales are generally linked to prevailing LME prices.

Boddington/Worsley

Boddington/Worsley is an integrated bauxite mining/alumina refining operation. The Boddington bauxite mine in Western Australia supplies bauxite ore to the Worsley alumina refinery via a 51 kilometre long conveyor. We own 86 per cent of the mine and the refinery. It is our sole integrated bauxite mining/alumina refining asset. Worsley, one of the largest and lowest-cost refineries in the world, is undergoing a major expansion (see Development projects below). Our share of Worsley’s FY2011 production was 2.9 Mt of alumina. Worsley’s export customers include our own Hillside, Bayside and Mozal smelters in southern Africa. Boddington has a reserve life of 18 years.

Mineração Rio do Norte

We own 14.8 per cent of Mineração Rio do Norte (MRN), which owns and operates a large bauxite mine in Brazil.

Alumar

Alumar is an integrated alumina refinery/aluminium smelter. We own 36 per cent of the Alumar refinery and 40 per cent of the smelter. Alcoa operates both facilities. The operations, and their integrated port facility, are located at São Luís in the Maranhão province of Brazil. Alumar sources bauxite from MRN. During FY2011 approximately 31 per cent of Alumar’s alumina production was used to feed the smelter, while the remainder was exported. Our share of Alumar’s FY2011 saleable production was 1,108 kilotonnes (kt) of alumina and 174 kt of aluminium. The Alumar refinery completed a significant expansion in October 2009.

Hillside and Bayside

Our Hillside and Bayside smelters are located at Richards Bay, South Africa. Hillside’s capacity of approximately 715 kilotonnes per annum (ktpa) makes it the largest aluminium smelter in the southern hemisphere and it is one of the most efficient. Following the mothballing of the potlines B and C in support of a national energy conservation scheme, Bayside has reduced smelting capacity to approximately 95 ktpa since 2009. Hillside imports alumina from our Worsley refinery and both Hillside and Bayside source power from Eskom, the South African state utility, under long-term contracts with prices linked to the LME price of aluminium (except for Hillside Potline 3, the price of which is linked to the South African and US producer price indices).

Mozal

We own 47.1 per cent of and operate the Mozal aluminium smelter in Mozambique, which has a total capacity of approximately 563 ktpa. Mozal sources power generated by Hydro Cahora Basa via Motraco, a transmission joint venture between Eskom and the national electricity utilities of Mozambique and Swaziland. Our share of Mozal’s FY2011 production was 264 kt.

Information on Aluminium mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.13.2).

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Type of Mine and Mineralisation Style	Power Source	Facilities, Use & Condition
Bauxite

Boddington bauxite mine Boddington, 123 km southeast of Perth, Western Australia	Public road Ore transported to Worsley alumina refinery by a 51 km conveyor	BHP Billiton 86% Sojitz Alumina 4% Japan Alumina Associates 10% Ownership structure of operator as per Worsley JV	BHP Billiton Worsley Alumina Pty Ltd	Mining lease from Western Australia Government expires 2025, 21-year renewal available 2 sub-leases from Alcoa of Australia	Opened 1983 Significantly extended 2000	Open-cut Surficial gibbsite-rich lateritic weathering of Darling Range rocks	JV owned powerline connected to Worsley alumina refinery site	Crushing plant Nominal capacity: 13 mtpa bauxite

Mineração Rio do Norte Porto Trombetas, Pará, Brazil	Sealed road and rail connects mine area with Porto Trombetas village, accessed by air or river	BHP Billiton 14.8% Alcoa and affiliates 18.2% Vale 40% Rio Tinto Alcan 12% Votorantim 10% Hydro 5%	MRN	Mining rights granted by Brazilian Government until reserves exhausted	Production commenced 1979 Expanded 2003	Open-cut Lateritic weathering of nepheline syenite occurring primarily as gibbsite in a clay matrix overlain by clay sediments	On-site fuel oil generators	Crushing facilities, long distance conveyors, wash plant Nominal capacity: 18 mtpa washed bauxite Village and airport Drying and ship loading facilities near Porto Trombetas

Information on Aluminium smelters and refineries

Smelter, Refinery or Processing Plant	Location	Ownership	Operator	Title, Leases or Options	Product	Nominal Production Capacity	Power Source
Aluminium and alumina

Hillside Aluminium smelter	Richards Bay, 200 km north of Durban, KwaZulu-Natal province, South Africa	100%	BHP Billiton	Freehold title to property, plant, equipment Leases over harbour facilities	Standard aluminium ingots	715 ktpa primary aluminium	Eskom (national power supplier) under long-term contracts Contract prices for Hillside 1 and 2 linked to LME aluminium price Prices for Hillside 3 linked to SA and US producer price index

Bayside Aluminium smelter	Richards Bay, 200 km north of Durban, South Africa	100%	BHP Billiton	Freehold title to property, plant, equipment	Primary aluminium, slab products	95 ktpa primary aluminium on remaining Potline A	Eskom, under long-term contract Contract price linked to LME aluminium price

Mozal Aluminium smelter	17 km from Maputo, Mozambique	BHP Billiton 47.1% Mitsubishi 25% Industrial Development Corporation of South Africa Ltd 24% Mozambique Government 3.9%	BHP Billiton	50-year government concession to use the land Renewable for 50 years	Standard aluminium ingots	563 ktpa	Motraco

Worsley Alumina refinery	55 km northeast of Bunbury, Western Australia	BHP Billiton 86% Sojitz Alumina 4% Japan Alumina Associates10% Ownership structure of operator as per Worsley JV	BHP Billiton Worsley Alumina Pty Ltd	2,480 ha refinery lease from Western Australian Government Expires 2025 21-year renewal available	Metallurgical grade alumina	3.5 mtpa	JV owned on-site coal power station, third party on-site gas-fired steam power generation plant

Alumar Alumina refinery and aluminium smelter	São Luis, Maranhão, Brazil	Aluminium smelter: BHP Billiton 40% Alcoa 60% Alumina refinery: BHP Billiton 36% Alcoa 35.1% Abalco SA (Alcoa affiliate) 18.9% Rio Tinto 10%	Alcoa operates both facilities	All assets held freehold	Alumina and aluminium ingots	Refinery: 3.5 mtpa alumina Smelter: 450 ktpa primary aluminium	Electronorte (Brazilian public power generation concessionaire), 20-year contract

Development projects

Worsley Efficiency and Growth project

In May 2008, we announced the Board’s approval of an expansion project to increase the capacity of the Worsley refinery from 3.5 million tonnes per annum (mtpa) of alumina to 4.6 mtpa (100 per cent capacity) through expanded mining operations at Boddington, additional refinery capacity and upgraded port facilities. The capital cost estimate for the project, encompassing the development of the Marradong mine, refinery expansion and connection to a multi-fuel cogeneration unit, has increased from US$1.964 billion to US$2.995 billion (BHP Billiton share). First production is now scheduled for the first quarter of CY2012.

Guinea Alumina

We have a one-third interest in a joint venture that is undertaking a feasibility study into the construction of a 10 mtpa bauxite mine, an alumina refinery with processing capacity exceeding 3.3 mtpa and associated infrastructure approximately 110 kilometres from the port of Kamsar in Guinea.

2.2.4    Base Metals Customer Sector Group

Our Base Metals CSG is one of the world’s premier producers of copper, silver, lead and uranium, and a leading producer of zinc. Our portfolio of large, low-cost mining operations includes the Escondida mine in Chile, the world’s largest single producer of copper, and Olympic Dam in South Australia, already a major producer of copper and uranium and with the potential for significant expansion.

Our total copper production in FY2011 was 1.1 million tonnes (Mt). In addition to conventional mine development, we continue to pursue advanced treatment technologies, such as leaching low-grade chalcopyrite ores which we believe have the potential to recover copper from ores previously uneconomic to treat.

We market five primary products: copper concentrates, copper cathodes, uranium oxide, lead concentrates and zinc concentrates.

We sell most of our copper, lead and zinc concentrates to smelters under long-term volume contracts at prices based on the LME price for the contained metal, typically set three or four months after shipment, less treatment charges and refining charges (collectively referred to as ‘TCRCs’) that are negotiated with the smelters mostly on an annual or bi-annual basis. Some of the ores we mine contain quantities of silver and gold, which remain in the base metal concentrates we sell. We receive payment credits for the silver and gold recovered by our customers in the smelting and refining process.

We sell most of our copper cathode production to wire rod mills, brass mills and casting plants around the world under annual contracts with prices at premiums to LME prices. We sell uranium oxide to electricity generating utilities, principally in western Europe, North America and north Asia. Uranium is typically sold under a mix of longer-term and shorter-term contracts. A significant portion of our uranium production is sold into fixed price contracts, although increasingly sales are based on flexible pricing terms.

We have six assets, with Pampa Norte having two operations:

Escondida

Our 57.5 per cent owned and operated Escondida mine is the largest and one of the lowest-cost copper producers in the world. In FY2011, our share of Escondida production was 390.5 kilotonnes (kt) of payable copper in concentrate and 179.1 kt of copper cathode. Our reserves will support mining for a further 35 years at the current production rates. The availability of key inputs like power and water at competitive prices is an important focus at Escondida. To ensure security of supply and competitive power costs in the long-term, we supported the construction of an LNG facility to supply gas to the Northern grid system, which has been operating since June 2010. We have also signed off-take agreements underwriting the construction of a 460 megawatt (MW) coal-fired power plant, with supply beginning in CY2012. To address limitations on the availability of water, we desalinate and carefully manage our use and re-use of available water, and are exploring alternative sources including further desalination of seawater.

Olympic Dam

Olympic Dam is already a significant producer of copper cathode and uranium oxide and a refiner of smaller amounts of gold and silver bullion. We are exploring a series of staged development options that would make our wholly owned Olympic Dam operation one of the world’s largest producers of copper, the largest producer of uranium and a significant producer of gold (see Development projects below).

Production in FY2011 was higher than in FY2010 when the haulage system in the Clark Shaft at Olympic Dam was damaged. Olympic Dam produced 194.1 kt (FY2010 – 103.3 kt) of copper cathode, 4,045 tonnes (FY2010 – 2,279 tonnes) of uranium oxide, 111,368 ounces (FY2010 – 65,494 ounces) of refined gold and 982 kilo-ounces (FY2010 – 500 kilo-ounces) of refined silver in FY2011.

Antamina

We own 33.75 per cent of Antamina, a large, low-cost, long-life copper/zinc mine in Peru. Opened in 2001, its reserves will support mining at current rates for a further 17 years. Our share of Antamina’s FY2011 production was 97.8 kt of copper in concentrate, and 91,470 tonnes of zinc in concentrate. Antamina also produces smaller amounts of molybdenum and lead/bismuth concentrate.

Pampa Norte Spence Operation

Our wholly owned Spence copper mine produces copper cathode. During FY2011, we produced 179.8 kt of copper cathode. Spence’s current reserves will support mining at current rates for a further 12 years.

Pampa Norte Cerro Colorado Operation

Our wholly owned Cerro Colorado mine in Chile remains a significant producer of copper cathode, although production levels have declined in recent years as grades have declined. Production in FY2011 was 92.4 kt of copper cathode. Our current mine plan sees production continuing until FY2021.

In addition, we are currently evaluating the extent of deeper chalcopyrite mineralisation that may support further mine plan extension options in both the Spence and Cerro mines.

Cannington

Our wholly owned Cannington mine in northwest Queensland is one of the world’s largest producers of silver. In FY2011, Cannington produced concentrates containing 243,364 tonnes of lead, 60,657 tonnes of zinc and approximately 35,225 kilo-ounces of silver. The current mine plan sees production continuing until 2019.

North America – Pinto Valley

As a result of the global economic slowdown in FY2009, we made the decision to cease sulphide mining and milling operations at our Pinto Valley Mine located in Arizona, US, placing the operations on care and maintenance.

We continue to produce copper cathode at Pinto Valley and the neighbouring Miami Unit from our residual solvent extraction electrowinning (SXEW) operations. Current reserves are expected to support these operations for approximately four years.

Information on Base Metals mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.13.2).

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Type of Mine and Mineralisation Style	Power Source	Facilities, Use & Condition
Copper

Escondida Atacama Desert, 170 km southeast of Antofagasta, Chile	Public road Copper cathode transported by privately owned rail to ports at Antofagasta and Mejillones Copper concentrate transported by Escondida- owned pipeline to its Coloso port facilities	BHP Billiton 57.5% of Minera Escondida Limitada (MEL) Rio Tinto 30% JECO Corporation consortium comprising Mitsubishi, Nippon Mining and Metals 10% Jeco 2 Ltd 2.5%	BHP Billiton	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees)	Original construction completed 1990 Subsequent expansion projects cost US$3.0 billion (100%) Sulphide Leach copper project cost US$1.0 billion (100%) First production 2006	2 open-cut pits: Escondida and Escondida Norte Escondida and Escondida Norte mineral deposits are adjacent but distinct supergene enriched porphyry copper deposits	Escondida owned transmission lines connect to Chile’s northern power grid Electricity purchased under contract	2 concentrator
plants
extract copper
concentrate from
sulphide ore by
flotation
extraction process

2 solvent
extraction plants
produce copper
cathode

Nominal
capacity: 3.2 mtpa
copper
concentrate
330 ktpa
copper cathode

Spence Atacama Desert, 150 km northeast of Antofagasta, Chile	Public road Copper cathode transported by rail to ports at Mejillones and Antofagasta	100%	BHP Billiton	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees)	Development cost of US$1.1 billion approved 2004 First copper produced 2006	Open-cut Supergene enriched porphyry copper deposit that includes copper oxide ores overlying a sulphide zone	Group-owned transmission lines connect to Chile’s northern power grid Electricity purchased under contract	Processing and crushing facilities, separate dynamic (on-off) leach pads, solvent extraction plant, electrowinning plant Nominal capacity: 200 ktpa (1) copper cathode

(1)	Current production approximately 180 ktpa due to lower copper grades.

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Type of Mine and Mineralisation Style	Power Source	Facilities, Use & Condition
Cerro Colorado Atacama Desert, 120 km east of Iquique, Chile	Public road Copper cathode trucked to port at Iquique	100%	BHP Billiton	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees)	Commercial production commenced 1994 Expansions 1995 and 1998	Open-cut Supergene enriched and oxidised porphyry copper deposit that consists of a sulphide enrichment zone overlayed by oxide ore (chrysocolla + brochantite)	Long-term contracts with northern Chile power grid	2 primary, secondary and tertiary crushers, leaching pads, solvent extraction plant, electrowinning plant Nominal capacity: 120 ktpa (2)

(2) Current production approximately 92.4 ktpa due to lower copper grades.

Pinto Valley 125 km east of Phoenix, Arizona, US	Public road Copper cathode trucked to domestic customers	100%	BHP Billiton	Freehold title to the land	Acquired 1996 as part of Magma Copper acquisition Sulphide mining operations discontinued 1998 (3) Residual SXEW production continues	Pinto Valley: open-pit Miami Unit: in-situ leach Porphyry copper deposit of low-grade primary mineralisation	Salt River Project	2 SXEW operations at Pinto Valley and Miami

(3)	Mining operations restarted 2007, discontinued 2009.

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Type of Mine and Mineralisation Style	Power Source	Facilities, Use & Condition
Copper Uranium

Olympic Dam 560 km northwest of Adelaide, South Australia	Public road Copper cathode trucked to ports Uranium oxide transported by road and rail to ports	100%	BHP Billiton	Mining lease granted by South Australian Government expires 2036 Right of extension for 50 years	Acquired 2005 as part of WMC acquisition Copper production began 1988 Throughput raised to 9 mtpa in 1999 Optimisation project completed 2002 New copper solvent extraction plant commissioned 2004	Underground Large poly- metallic deposit of iron oxide- copper-gold mineralisation	Supplied via a 275 kV powerline from Port Augusta, transmitted by ElectraNet

Automated train and trucking network. Crushing, storage and ore hoisting facilities 2 grinding circuits to extract copper concentrate from sulphide ore Flash furnace produces copper anodes, which are then refined to produce copper cathodes (4)

Nominal capacity: 200 ktpa copper cathode

(4)	Electrowon copper cathode and uranium oxide concentrate produced by leaching and solvent extracting flotation tailings.

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Type of Mine and Mineralisation Style	Power Source	Facilities, Use & Condition
Copper Zinc

Antamina Andes mountain range, 270 km north of Lima, north-central Peru	Public road Copper and zinc concentrates transported by pipeline to port of Huarmey Molybdenum and lead/ bismuth concentrates transported by truck	BHP Billiton 33.75% of Compañía Minera Antamina S.A. Xstrata 33.75% Teck Cominco 22.5% Mitsubishi 10%	Compañía Minera Antamina S.A.	Mining rights from Peruvian Government held indefinitely, subject to payment of annual fees and supply of information on investment and production	Commercial production commenced 2001 Capital cost US$2.3 billion (100%)	Open-cut Zoned porphyry and skarn deposit with central Cu- only ores and an outer band of Cu-Zn ore zone	Long- term contracts with individual power producers	Primary crusher, concentrator (nominal capacity 94,000 tpd), copper and zinc flotation circuits, bismuth/moly cleaning circuit 300 km concentrate pipeline (design throughput 2.3 dry mtpa) Port facilities at Huarmey

Silver, Lead and Zinc

Cannington 300 km southeast of Mt Isa, Queensland, Australia	Public road and Group- owned airstrip Product trucked to Yurbi, then by rail to public port	100%	BHP Billiton	Mining leases granted by Queensland Government expire 2029	Concentrate production commenced 1997, subsequent projects improved mill throughput and metal recovery	Underground Broken Hill- type silver- lead-zinc sulphide deposit	On-site power station operated under contract	Beneficiation plant: primary and secondary grinding circuits, pre- flotation circuits, flotation circuits, leaching circuits, concentrate filtration circuit, paste plant Nominal milling capacity: 3.2 mtpa

Development projects

Olympic Dam

The first phase of the Olympic Dam Project (ODP1) to develop an open-pit mine moved into feasibility stage in March 2011. The proposed expansion would be a progressive development requiring construction activity to increase production to up to 750,000 tonnes per annum (tpa) of copper, 19,000 tpa of uranium oxide and 800,000 ounces of gold. The Group released a draft Environmental Impact Statement (EIS) in May 2009 and prepared and submitted a supplementary EIS in December 2010 for review by the Australian, South Australian and Northern Territory Governments in response to more than 4,000 public submissions on the project. The final supplementary EIS was released in May 2011. Government decisions on the project are expected in the second half of CY2011. After that, the expansion project will depend on successfully completing all required feasibility studies and on Board approval of the final investment case.

Yeelirrie

The project at the proposed Yeelirrie uranium oxide mine is in pre-feasibility stage, with a focus on technology developments, resource size and improving project economics. The work currently includes resource definition and estimation, processing test work, ongoing environment studies, community consultation and capital and operating cost evaluation.

Escondida

Exploration of the Escondida lease and early drilling results have resulted in an announcement of extensive additional mineralisation in close proximity to existing infrastructure and processing facilities, including the Pampa Escondida and Pinta Verde prospects. In FY2011, Escondida has expensed US$128 million (US$74 million our share) in exploration.

The Escondida Ore Access project provides access to higher-grade ore and moved into execution phase during FY2011. In addition, the Laguna Seca Debottlenecking project which will provide additional processing capacity also moved into execution phase. Organic Growth Project 1, which is the replacement of the Los Colorados concentrator allowing access to higher-grade ore and additional processing capacity, moved into the feasibility phase.

Antamina

In FY2011, Antamina continued execution of the expansion project. With a total investment of US$1.3 billion (US$434.7 million our share), the project will expand milling capacity by 38 per cent to 130,000 tonnes per day (tpd). The expansion project includes a new SAG mill, a new 55 kilometre power transmission line, an expanded truck shop facility and upgrades to the crushing and tailing systems, flotation circuit and port capacity. Commissioning of the project is scheduled to start at the end of CY2011. Our share of the capital expenditures in the project totalled US$147 million in FY2011. In addition, Antamina announced an increase to its estimated Ore Reserves during the second half of FY2011. Refer to section 2.13.2 for further details.

Resolution Copper

We hold a 45 per cent interest in the Resolution Copper project in Arizona, US, operated by Rio Tinto (55 per cent interest). Resolution Copper is undertaking a pre-feasibility study into a substantial underground copper mine and processing facility.

Resolution Copper continued to advance the sinking of the No. 10 Shaft in order to gain access to the ore deposit for characterisation work of mineralisation and geotechnical conditions. Work also continued towards gaining approval from the US Congress for a Federal Land Exchange to access the ore deposit.

2.2.5    Diamonds and Specialty Products Customer Sector Group

Our Diamonds and Specialty Products CSG operates our diamonds and titanium minerals businesses and the exploration and development of a potash business.

Diamonds

The EKATI diamond mine in the Northwest Territories of Canada is the cornerstone of our diamonds business. EKATI has produced on average more than three million carats per year of rough diamonds over the last four years. The grade of ore we process fluctuates from year to year, resulting in variations in carats produced. In addition, the proportion of our production consisting of high-value carats (larger and/or higher-quality stones) and low-value carats (smaller and/or lower-quality stones) fluctuates from year to year. The mine life based on the mine plan is seven years from 30 June 2011.

EKATI consists of our 80 per cent interest in the Core Zone Joint Venture, comprising existing operations and our 58.8 per cent interest in the Buffer Zone Joint Venture, primarily focusing on exploration targets.

Annual sales from EKATI (100 per cent terms) represented approximately three per cent of current world rough diamond supply by weight and approximately 11 per cent by value in FY2011. We sell most of our rough diamonds to international diamond buyers through our Antwerp sales office. We also offer for sale, an amount of the EKATI production to Canadian manufacturers based in the Northwest Territories.

Titanium minerals

Our principal interest in titanium minerals consists of our 37.76 per cent economic interest in Richards Bay Minerals (RBM). RBM is one of the largest and lowest-cost producers of titania slag, high-purity pig iron, rutile and zircon from mineral sands. Approximately 90 per cent of the titanium dioxide slag produced by RBM is suitable for the chloride process of titanium dioxide pigment manufacture and is sold internationally under a variety of short, medium and long-term contracts.

Potash

Our potash strategy is to build a material industry position over the long term. We continue advancing the Jansen Project, a greenfield potash project, in Saskatchewan, Canada. Jansen progressed into the feasibility study phase (an advanced stage of our project approvals process) in February 2011.

Based on the current schedule, Jansen is expected to start producing saleable potash in CY2015. Jansen is designed ultimately to produce approximately eight million tonnes per annum (mtpa) of agricultural grade potash with an estimated 70-year life.

We are also continuing to study other potential projects in the Saskatchewan potash basin, including Young, Boulder and Melville, and are progressing these projects in the context of our development portfolio. We are conducting an extensive potash exploration program including 3D seismic survey and drilling programs.

Our permit positions for potash extend over 14,500 square kilometres in the Saskatchewan basin and have expiry dates between 2013 and 2016.

On 15 November 2010, we announced the withdrawal of our offer to acquire all of the issued and outstanding common shares of Potash Corporation of Saskatchewan Inc. We determined that the condition of our offer relating to receipt of a net benefit determination by the Minister of Industry under the Investment Canada Act could not be satisfied, and accordingly, the offer was withdrawn.

Information on Diamonds and Specialty Products mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.13.2).

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Type of Mine and Mineralisation Style	Power Source	Facilities, Use & Condition
Diamonds

EKATI diamond mine 310 km northeast of Yellowknife, Northwest Territories, Canada	Aircraft Ice road open approximately 10 weeks per year	Core Zone JV BHP Billiton 80% Buffer Zone JV BHP Billiton 58.8% Remaining interest held by 2 individuals	BHP Billiton	Mining leases granted by Canadian Government until 2019	Production began 1997 Mine and processing plant began operating 1998 Ownership increased with acquisition of Dia Met Minerals Ltd in 2001	Fox: open-cut Koala and Koala North: underground Eocene age kimberlite pipes – dominantly volcaniclastic infill	JV owned and operated diesel power station	Crushers, washers/scrubber and grinder and heavy media separator Magnetics and X-ray sorters for diamond recovery Fuel storage

Titanium minerals

Richards Bay Minerals 10-50 km north of Richards Bay, KwaZulu- Natal, South Africa	Public road Product transported by public rail to port

BHP Billiton 37.76% economic interest through 50% interest in the 2 legal entities that comprise RBM, Richards Bay Mining (Pty) Ltd and Richards Bay Titanium (Pty) Ltd

RBM functions as a single economic entity

			Rio Tinto	Long-term renewable mineral leases from South African Government subject to South African Mining Charter Application lodged for conversion to New Order Mining Rights (see section 2.7.1)	RBM formed 1976 Fifth mine added 2000 In 2006 one mining pond closed	Beach sand dredging Quaternary age coastal dune deposits – heavy mineral sands concentrated by wave and wind action	Eskom (national utility company)

4 beach sand dredge mines, minor supplementary dry mining

Gravity separation produces heavy mineral concentrate which is trucked to central processing plant to produce rutile, zircon and ilmenite

Smelter processes ilmenite to produce titanium dioxide slag and high-purity iron

Nominal titanium slag capacity:

1.05 mtpa

Development projects

Jansen Potash Project

We are currently executing the ground freezing program. The ground will be frozen using a closed system of refrigeration pipes through which brine is circulated. On 24 June 2011, we approved US$488 million of pre-commitment spending to fund early-stage site preparation for surface construction, procurement of long lead time items and the first 350 metres of shaft sinking at Jansen. On 30 June 2011, the Saskatchewan Ministry of Environment approved our Environmental Impact Statement for the development of the Jansen project.

Diamonds

On 9 May 2011, we approved the Misery open-pit project at the EKATI diamond mine in the Northwest Territories, Canada. This project consists of a pushback of the existing Misery open-pit which was mined from 2001 to 2005. Stripping operations are expected to begin in October 2011, with ore production beginning late 2015 and final production from Misery in mid 2017. The estimated capital expenditure required to complete the execution phase is US$323 million (BHP Billiton share).

2.2.6    Stainless Steel Materials Customer Sector Group

Our Stainless Steel Materials CSG is primarily a supplier of nickel to the stainless steel industry. Nickel is an important component of the most commonly used types of stainless steel. We also supply nickel to other markets, including the specialty alloy, foundry, chemicals and refractory material industries. We are the world’s fourth-largest producer of nickel and we sell our nickel products under a mix of long-term, medium-term and spot volume contracts, with prices linked to the LME nickel price.

Our nickel business comprises two assets:

Nickel West

Nickel West is the name for our wholly owned Western Australian nickel asset, which consists of an integrated system of mines, concentrators, a smelter and a refinery. We mine nickel-bearing sulphide ore at our Mt Keith, Leinster and Cliffs operations north of Kalgoorlie. We operate concentrator plants at Mt Keith and at Leinster, which also concentrate ore from Cliffs. Leinster and Mt Keith have reserve lives of eight and 13 years respectively, both have options for further expansion. Cliffs is a high-grade underground mine with a reserve life of three years. The extraction of ore at Cliffs commenced in FY2008.

We also operate the Kambalda concentrator south of Kalgoorlie, where we source ore through tolling and concentrate purchase arrangements with third parties in the Kambalda region. We also have regular purchase agreements in place for the direct purchase of concentrate, which we re-pulp, dry and blend with other concentrate processed at Kambalda.

We transport concentrate from Leinster, Mt Keith and Kambalda to our Kalgoorlie smelter, where it is processed into nickel matte, containing approximately 67 per cent nickel. In FY2011, we exported approximately 60 per cent of our nickel matte production. We processed the remaining nickel matte at our Kwinana nickel refinery, which produces nickel metal in the form of LME grade briquettes, and nickel powder together with a range of saleable by-products.

During FY2011, production of nickel metal from the Kwinana nickel refinery continued to be impacted by a restriction in hydrogen supply, resulting in the redirection of matte feed stocks for external sale. We are constructing a new hydrogen plant at the Kwinana nickel refinery and construction is expected to be completed in FY2012. Production in FY2011 was 112,700 tonnes of contained nickel.

Cerro Matoso

Cerro Matoso, our 99.94 per cent owned nickel asset in Colombia, combines a lateritic nickel ore deposit with a low-cost ferronickel smelter. Cerro Matoso is the world’s second-largest producer of ferronickel and is one of the lowest-cost producers of ferronickel. The smelter produces high-purity, low-carbon ferronickel granules. Cerro Matoso has an estimated current reserve life of 31 years. Production in FY2011 was 40 kilotonnes (kt) of nickel in ferronickel form, which was below the nominal capacity of 50 kilotonnes per annum (ktpa) of nickel in ferronickel form as production was impacted by the planned Line 1 furnace replacement.

Information on Stainless Steel Materials mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.13.2).

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Type of Mine and Mineralisation Style	Power Source	Facilities, Use & Condition
Nickel

Mt Keith Western Australia	Private road Nickel concentrate transported by road to Leinster nickel operations for drying and on-shipping	100%	BHP Billiton	Leases over the land from Western Australian Government Key leases expire 2012-2032 Renewals at government discretion	Officially commissioned 1995 by WMC Mt Keith was acquired as part of acquisition of WMC in 2005	Open-cut Disseminated textured magmatic nickel-sulphide mineralisation, associated with a metamorphosed ultramafic intrusion	On-site third party gas-fired turbines Natural gas sourced from North West Shelf (NWS) gas fields Transported through Goldfields Gas Pipeline under contract to 2037	Concentration plant with a nominal capacity: 11.5 mtpa of ore

Leinster Western Australia	Public road Nickel concentrate shipped by road and rail to Kalgoorlie nickel smelter	100%	BHP Billiton	Leases over the land from Western Australian Government Key leases expire 2013 -2031 Renewals at government discretion	Production commenced 1967 Leinster was acquired as part of acquisition of WMC in 2005	Underground and open-cut Steeply dipping disseminated and massive textured nickel-sulphide mineralisation, associated with metamorphosed ultramafic lava flows and intrusions	On-site third party gas-fired turbines Natural gas sourced from NWS gas fields Transported through Goldfields Gas Pipeline under contract to 2037	Concentration plant with a nominal capacity: 3 mtpa of ore

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Type of Mine and Mineralisation Style	Power Source	Facilities, Use & Condition
Cliffs Western Australia	Private road Nickel ore transported by road to Leinster nickel operations for further processing	100%	BHP Billiton	Leases over the land from Western Australian Government Key leases expire 2025-2028 Renewals at government discretion	Production commenced 2008 Cliffs was acquired as part of acquisition of WMC in 2005	Underground Steeply dipping massive textured nickel-sulphide mineralisation, associated with metamorphosed ultramafic lava flows	Supplied from Mt Keith	Mine site

Cerro Matoso S.A. Montelibano, Córdoba, Colombia	Public road	BHP Billiton 99.94% Employees and former employees 0.06%	BHP Billiton	Existing mining concessions renewable in 2012 with 30-year extension until 2042 Further extension is possible at that time	Mining commenced 1980 Nickel production started 1982 Ownership increased to 53% in 1989 and to 99.94% in 2007 Expansion project to double installed capacity completed 2001	Open-cut Nickel-laterite mineralisation formed from residual weathering of ophiolitic peridotite

National electricity grid under contracts expiring December 2012

Domestic natural gas for drier and kiln operation supplied by pipeline from national grid

Gas supply contracts expire over next 10 years

Ferronickel smelter and refinery integrated with the mine

Beneficiation plant: primary and secondary crusher

Nominal capacity: 50 ktpa of nickel in ferronickel form

Actual capacity depends on nickel grade from the mine

Information on Stainless Steel Materials smelters, refineries and processing plants

Smelter, Refinery or Processing Plant	Location	Ownership	Operator	Title, Leases or Options	Product	Nominal Production Capacity	Power source
Nickel

Kambalda Nickel concentrator	56 km south of Kalgoorlie, Western Australia	100%	BHP Billiton	Mineral leases over the land from Western Australian Government expire 2028 Renewals at government discretion	Concentrate containing approximately 13% nickel	1.6 mtpa ore Ore sourced through tolling and concentrate purchase arrangements with third parties in Kambalda region	On-site third party gas-fired turbines Natural gas sourced from NWS gas fields. Gas transported through Goldfields Gas Pipeline under contract to 2037

Kalgoorlie Nickel smelter	Kalgoorlie, Western Australia	100%	BHP Billiton	Freehold title over the property	Matte containing approximately 67% nickel	110 ktpa nickel matte	On-site third party gas-fired turbines Natural gas sourced from NWS gas fields Gas transported through Goldfields Gas Pipeline under contract to 2037

Kwinana Nickel refinery	30 km south of Perth, Western Australia	100%	BHP Billiton	Freehold title over the property	LME grade nickel briquettes, nickel powder Also intermediate products, including copper sulphide, cobalt-nickel-sulphide, ammonium-sulphate	65 ktpa nickel metal	Power generated by Southern Cross Energy, distributed via Western Power’s network

Development projects

Cerro Matoso Nickel Ore Smelting System

In 2010, the Nickel Ore Smelting System project was approved to progress into execution phase. The project replaces the 27-year-old Line 1 furnace to improve operational reliability and accommodate changes in the mineralogy of the ore feed. Construction completion and ramp-up to stable production is expected during the first half of FY2012.

Cerro Matoso expansion options

Cerro Matoso has undertaken conceptual studies on options for expanding production. During the second half of FY2011, the Cerro Matoso Heap Leach project progressed into feasibility.

Mt Keith Talc co-processing

In 2009, the Mt Keith Talc redesign project was approved to move into execution phase. This will enable Mt Keith to process talcose ore to supplement the current ore supply. The project involves the installation of additional grinding and flotation equipment within the existing circuits at Mt Keith and the addition of a high-magnesium oxide concentrate flotation circuit. This project will allow Mt Keith to treat talcose ores, which make up approximately 25 per cent of the remaining Mt Keith ore reserve and which were not previously able to be processed economically. The project is expected to be commissioned in FY2012.

2.2.7    Iron Ore Customer Sector Group

Our Iron Ore CSG consists of our Western Australia Iron Ore (WAIO) asset and a 50 per cent interest in the Samarco joint venture in Brazil. We are one of the leading iron ore producers in the world. We sell lump and fines product produced in Australia and pellets from our operations in Brazil.

Western Australia Iron Ore (WAIO)

WAIO’s operations involve a complex integrated system of mines and more than 1,000 kilometres of rail infrastructure and port facilities in the Pilbara region of northern Western Australia. Our strategy is to maximise output utilising available infrastructure at our disposal.

We have been expanding our WAIO operations in response to increasing demand for iron ore. Since 2001, we have completed six expansion projects to increase our system production capacity from 69 million tonnes per annum (mtpa) to 155 mtpa (100 per cent basis). Our share of FY2011 production was 122.7 million tonnes (Mt) of ore. We now have additional projects in various stages of the project life cycle (including construction) to further increase system capacity (see Development projects below).

Our Pilbara reserve base is relatively concentrated, allowing us to plan our development around a series of integrated ‘mining hubs’ joined to the orebodies by conveyors or spur lines. This approach enables us to maximise the value of installed infrastructure by using the same processing plant and rail infrastructure for a number of orebodies. Blending ore at the hub gives us greater flexibility to respond to changing customer requirements as well as changing properties in the ore being mined and reduces the risk of port bottlenecks.

We have also continued to explore and refine our understanding of existing tenements. Our proven ore reserves are high-grade, with average iron content ranging from 57.1 per cent at Yandi to 63.8 per cent at Mt Newman. The reserve lives of our mines at current production levels range from 13 years at Mt Goldsworthy (JV Northern) to 42 years at Jimblebar.

Samarco

We are a 50–50 joint venture partner with Vale at the Samarco operations in Brazil. During FY2008, Samarco completed an expansion project consisting of the construction of a third pellet plant, a mine expansion, a new concentrator, port enhancements and a second slurry pipeline.

In FY2011, our share of production was 10.9 Mt of pellets. Samarco’s total ore reserve is about 2.0 billion tonnes. During FY2011, Samarco introduced the use of natural gas at its pelletising plants allowing for cleaner production and better quality products.

In April 2011, Samarco shareholders approved a US$3.5 billion (BHP Billiton share US$1.75 billion) expansion project consisting of a fourth pellet plant, a new concentrator and a third slurry pipeline. The project will increase Samarco’s iron ore pellet production capacity by 8.3 Mt to 30.5 mtpa (100 per cent share). First pellet production is expected in the first half of CY2014.

Information on Iron Ore mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.13.2).

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Type of Mine and Mineralisation Style	Power Source	Facilities, Use & Condition
Iron ore

Mt Newman JV Pilbara region, Western Australia Mt Whaleback Orebodies 18, 23, 25, 29, 30	Public road Iron ore shipped by Mt Newman JV owned rail to JV’s Nelson Point shipping facilities and Finucane Island shipping facilities, Port Hedland	BHP Billiton 85% Mitsui ITOCHU Iron 10% ITOCHU Minerals and Energy of Australia 5%	Mt Whaleback orebodies 29 and 30 operated by BHP Billiton Orebodies 18, 23 and 25 operated by independent contractors	Mining lease under the Iron Ore (Mt Newman) Agreement Act 1964 expires 2030 with right to successive renewals of 21 years

Production began Mt Whaleback orebody 1969

Production from orebodies 18, 23, 25, 29 and 30 complements production from Mt Whaleback

First ore from Newman Hub as part of RGP4 construction delivered 2009

						Open-cut Bedded ore types classified as per the host Archaean or Proterozoic iron formation, which are Brockman, Marra Mamba and Nimingarra	Alinta Dewap’s Newman gas-fired power station via Mt Newman JV owned power lines

Newman Hub: primary and secondary crushing and screening plants (nominal capacity 58 mtpa); heavy media beneficiation plant, stockyard blending facility, single cell rotary car dumper, train-loading facility

Orebody 23/25: primary and secondary crushing and screening plant

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Type of Mine and Mineralisation Style	Power Source	Facilities, Use & Condition
Yandi JV Pilbara region, Western Australia	Road Iron ore shipped by operating joint venture owned rail to Finucane Island and Nelson Point shipping facilities, Port Hedland Our railway spur links Yandi mine to Newman main line	BHP Billiton 85% Mitsui Iron Ore Corporation 7% ITOCHU Minerals and Energy of Australia 8%	Independent contract mining company	Mining lease under the Iron Ore (Marillana Creek) Agreement Act 1991 expires 2012 with renewal rights to a further 42 years	Development began 1991 First shipment 1992 Capacity expanded between 1994–2003

Open-cut

Bedded and channel ore types. Bedded ores are classified as per the host Proterozoic banded iron formation names, which for Yandi is Brockman and Channel Iron Deposits are Cainozoic fluvial sediments

							Alinta Dewap’s Newman gas-fired power station via Mt Newman JV owned power lines	2 processing plants, primary crusher and overland conveyor Ore delivered to 2 train-loading facilities A third processing plant is in the commissioning phase (expected capacity 45 mtpa)

Jimblebar Pilbara region, Western Australia	Road Iron ore shipped by Mt Newman JV owned rail to Port Hedland via 32 km spur line linking to Newman main line	Jimblebar lease: 100% Entitled to 85% production from Wheelara deposit under sublease with ITOCHU Minerals and Energy of Australia, Mitsui Iron Ore and 4 separate subsidiaries of Chinese steelmakers	Independent contract mining company	Mining lease under the Iron Ore (McCamey’s Monster) Agreement Authorisation Act 1972 expires 2030 with rights to successive renewals of 21 years	Production commenced 1989 Ore blended with ore from Mt Whaleback and satellite orebodies 18, 23, 25, 29 and 30 to create Mt Newman blend	Open-cut Bedded ore types classified based on the host Archaean or Proterozoic banded iron formation names, which are Brockman and Marra Mamba	Alinta Dewap’s Newman gas-fired power station via Mt Newman JV owned power lines	Primary and secondary crushing plant Nominal capacity: 14 mtpa

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Type of Mine and Mineralisation Style	Power Source	Facilities, Use & Condition
Mt Goldsworthy JV Pilbara region, Western Australia Area C Yarrie Nimingarra	Road Iron ore shipped by Mt Goldsworthy JV owned rail to JV’s Finucane Island and Nelson Point shipping facilities, Port Hedland Goldsworthy JV railway spur links Area C mine to Newman main line	BHP Billiton 85% Mitsui Iron Ore Corporation 7% and ITOCHU Minerals and Energy of Australia 8%	Independent contract mining company

4 mineral leases under the Iron Ore (Mt Goldsworthy) Agreement Act 1964 and the Iron Ore (Goldsworthy – Nimingarra) Agreement Act 1972, expire between 2014 and 2028, with rights to successive renewals of 21 years.

A number of smaller mining leases granted under the Mining Act 1978 expire in 2026

Operations commenced Mt Goldsworthy 1966, at Shay Gap 1973

Original Goldsworthy mine closed 1982

Shay Gap mine closed 1993

Mining at Nimingarra mine ceased 2007, has since continued from adjacent Yarrie area

We opened Area C mine in 2003

						Open-cut mine includes Area C, Yarrie and Nimingarra Bedded ore types classified as per the host Archaean or Proterozoic iron formation names, which are Brockman, Marra Mamba and Nimingarra	Yarrie and Nimingarra: Alinta Dewap’s Port Hedland gas-fired power station under long-term contracts Area C: Alinta Dewap’s Port Newman gas-fired power station under long-term contracts

Area C: ore processing plant, primary crusher and overland conveyor Nominal capacity: 42 mtpa

Yarrie: mobile in-pit crushing plant Nominal capacity: 1.5 mtpa

Primary crushers at Yarrie and Nimingarra in care and maintenance

Combined nominal capacity: 8 mtpa

Samarco Southeast Brazil	Public road Conveyors transports iron ore to beneficiation plant Two slurry pipelines transport pellet feed to pellet plants on coast Iron pellets exported via port facilities	BHP Billiton 50% Vale 50%	Mining concessions granted by Brazilian Government as long as Alegria complex mined according to agreed plan	Operates as independent business with own management team

Production began at Germano mine 1977, at Alegria complex 1992

Two expansions completed with a second pellet plant built in 1997 and a third pellet plant and second pipeline built in 2008

In April 2011, Samarco’s shareholders approved the fourth pellet plant

						Open-cut Itabirites (metamorphic quartz-hematite rock) and friable hematite ores	Samarco holds interests in 2 hydroelectric power plants which supply 20% of its electricity Additional power from other hydro-electric power plants under long-term contracts expiring CY2014	Facilities with capacity to process and pump 24 mtpa ore concentrate and produce and ship 22.2 mtpa pellets (100% basis)

Development projects

Western Australia Iron Ore

Construction of Rapid Growth Project 5 (RGP5) is ongoing. Our share of project expenditure to 30 June 2011 amounted to US$4.8 billion. This project, which was announced in November 2008, will substantially double track the Newman main rail line, construct two new shipping berths on the Finucane Island side of the Port Hedland harbour and add crushing, screening and stockpiling facilities at Yandi.

In March 2011, we announced approval of an additional US$7.4 billion (BHP Billiton share US$6.6 billion) of capital expenditure to continue production growth in our WAIO operations. This investment is the final approval of projects initiated in 2010, with pre-commitment funding of US$2.3 billion (BHP Billiton share US$2.1 billion). It will deliver an integrated operation with a minimum capacity of 220 mtpa (100 per cent basis), with first production expected from Jimblebar early in CY2014.

This additional investment includes:

•

US$3.4 billion (BHP Billiton share US$3.3 billion) to develop the Jimblebar mine and rail links, and procure mining equipment and rolling stock to deliver an initial capacity of 35 mtpa, expandable to 55 mtpa;

•

US$2.3 billion (BHP Billiton share US$1.9 billion) to further develop Port Hedland, including two additional berths and shiploaders, a car dumper, connecting conveyor routes and associated rail works and rolling stock;

•

US$1.7 billion (BHP Billiton share US$1.4 billion) for port blending facilities and rail yards to enable ore blending, expand resource life and prepare for the future growth of the business beyond the inner harbour.

Western Australia Iron Ore – Rio Tinto joint venture

On 5 June 2009, together with Rio Tinto, we signed core principles to establish a production joint venture covering the entirety of both companies’ Western Australia Iron Ore assets. This resulted in the signing of definitive agreements on 5 December 2009. The completion of these agreements was subject to a number of conditions, including regulatory approvals.

After the agreements were signed, it became apparent that the necessary regulatory approvals required to allow the deal to close were unlikely to be achieved. As a result, both parties agreed to dissolve the proposed joint venture.

Western Australia Iron Ore – Acquisition of HWE Mining Subsidiaries

On 9 August 2011, BHP Billiton signed a non-binding Heads of Agreement with Leighton Holdings to acquire the HWE Mining subsidiaries that provide contract mining services to its Western Australia Iron Ore operations. The Heads of Agreement relates to the mining equipment, people and related assets that service the Area C, Yandi and Orebody 23 and 25 operations. These operations collectively account for almost 70 per cent of WAIO’s total material movement. The purchase price is US$735 million (A$705 million), subject to working capital adjustments. Subject to due diligence, definitive agreements and relevant internal and regulatory approvals, the transaction is expected to close during the fourth quarter of CY2011.

West Africa

We are carrying out exploration activities in Guinea and Liberia, West Africa. At Nimba, in Guinea, we have completed our concept study and are now undertaking a pre-feasibility study to determine the optimal investment alternative by assessing viability, sustainability impacts and management implications of operations in this area. During the year, our Mineral Development Agreement with the Government of Liberia was ratified by the Liberian Legislature and became effective. This agreement enables the further exploration and development of our mineral leases in Liberia.

2.2.8    Manganese Customer Sector Group

Our Manganese CSG produces a combination of ores and alloys from sites in South Africa and Australia. We are the world’s largest producer of manganese ore and among the top three global producers of manganese alloy. Manganese alloy is a key input into the steelmaking process. Manganese high-grade ore is particularly valuable to alloy producers because of the ‘value in use differential’ over low-grade ore, which is the degree to which high-grade ore is proportionately more efficient than low-grade ore in the alloying process.

Our strategy is to focus on upstream resource businesses. Manganese alloy smelters are a key conduit of manganese units into steelmaking and enable us to access markets with an optimal mix of ore and alloy, optimise production to best suit market conditions and give us technical insight into the performance of our ores in smelters.

Approximately 80 per cent of ore production is sold directly to external customers and the remainder is used as feedstock in our alloy smelters.

We own and manage all manganese mining operations and alloy plants through a joint venture with Anglo American in which we own 60 per cent. Our joint venture interests are held through Samancor Manganese, which operates our global Manganese assets. In South Africa, Samancor owns 74 per cent of Hotazel Manganese Mines (Pty) Ltd (HMM) and 100 per cent of Metalloys. This gives BHP Billiton an effective interest of 44.4 per cent in HMM and 60 per cent in Metalloys. The remaining 26 per cent of HMM is owned under the terms of South African Black Economic Empowerment (BEE) legislation, which reflects our commitment to economic transformation in South Africa. In Australia, we have an effective interest of 60 per cent in Groote Eylandt Mining Company Pty Ltd (GEMCO) and Tasmanian Electro Metallurgical Company Pty Ltd (TEMCO).

Mines

•	HMM

HMM owns the Mamatwan open-cut mine and the Wessels underground mine. The ore from these mines only requires crushing and screening to create saleable product. In FY2011, the total manganese production was 3,007 kilotonnes (kt), 10.6 percent higher than FY2010 production.

•	GEMCO

As a result of its location near our own port facilities and its simple, open-cut mining operation, GEMCO is one of the world’s lowest-cost manganese ore producers. These simple operations, combined with its high-grade ore and relative proximity to Asian export markets, make GEMCO unique among the world’s manganese mines. FY2011 production of manganese was 4,086 kt, 20 per cent higher than FY2010 production.

Alloy Plants

•	Metalloys

The Samancor Manganese Metalloys alloy plant is one of the largest manganese alloy producers in the world. Due to its size and access to high-quality feedstock from Hotazel operations, it is also one of the lowest-cost alloy producers. Metalloys produces high and medium-carbon ferromanganese and silicomanganese.

•	TEMCO

TEMCO is a medium-sized producer of high-carbon ferromanganese, silicomanganese and sinter using ore shipped from GEMCO, primarily using hydroelectric power.

Information on Manganese mining operations

The following table contains additional details of our mining operations. These tables should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.13.2).

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Type of Mine and Mineralisation Style	Power Source	Facilities, Use & Condition
Manganese ore

Hotazel Manganese Mines (Pty) Ltd (HMM) Kalahari Basin, South Africa Mamatwan and Wessels mines	Public road Most ore and sinter products transported by rail Approximately 33% of ore beneficiated locally, balance exported via Port Elizabeth, Richards Bay, Durban	BHP Billiton 44.4% Anglo American 29.6% Ntsimbintle 9% NCAB 7% Iziko 5% HMM Education Trust 5%	BHP Billiton	Existing New Order Rights valid until 2035	Mamatwan commissioned 1964 Wessels commissioned 1973	Mamatwan: open-cut Wessels: underground Banded Iron Manganese ore type	Eskom (national power supplier)

Mamatwan beneficiation plant: primary, secondary and tertiary crushing with associated screening plants

Dense medium separator and sinter plant ( capacity 1 mtpa sinter) (1)

Wessels: primary and secondary crushing circuits with associated screening (1)

(1) Capacity: Mamatwan – approximately 3.5 mtpa of ore; Wessels – approximately 1 mtpa of ore.

Groote Eylandt Mining Company Pty Ltd (GEMCO) Groote Eylandt, Northern Territory, Australia	Ore transported from concentrator by road train to port at Milner Bay	BHP Billiton 60% Anglo American 40%	BHP Billiton	All leases on Aboriginal land held under Aboriginal Land Rights (Northern Territory) Act 1976 Valid until 2031	Commissioned 1965	Open-cut Sandstone claystone sedimentary Manganese ore type	On-site diesel power generation	Beneficiation process: crushing, screening, washing and dense media separation Produces lump and fines products Capacity: 4.2 wet mtpa

Information on Manganese smelters, refineries and processing plants

Smelter, Refinery or Processing Plant	Location	Ownership	Operator	Title, Leases or Options	Product	Nominal Production Capacity	Power source
Manganese alloy

Metalloys Manganese alloy plant (division of Samancor Manganese (Pty) Ltd)	Meyerton, South Africa	BHP Billiton 60% Anglo American 40%	BHP Billiton	Freehold title over property, plant and equipment	Manganese alloys including high-carbon ferromanganese, silicomanganese, refined (medium-carbon ferromanganese) alloy	400 ktpa high-carbon ferromanganese (including hot metal) 135 ktpa silicomanganese 90 ktpa medium-carbon ferromanganese	Eskom 30 MW of internal power generated from furnace off-gases

Tasmanian Electro Metallurgical Company Pty Ltd (TEMCO) Manganese alloy plant	Bell Bay, Tasmania, Australia	BHP Billiton 60% Anglo American 40%	BHP Billiton	Freehold title over property, plant and equipment	Ferroalloys, including high-carbon ferromanganese, silicomanganese and sinter	130 ktpa high-carbon ferromanganese 125 ktpa silicomanganese 350 ktpa sinter	Aurora Energy On-site energy recovery unit generates 11 MW for internal use

Development projects

GEMCO expansion

The partners in Samancor Manganese have approved the second expansion of the GEMCO operation in the Northern Territory of Australia. This follows the successful commissioning of the GEMCO expansion phase 1 (GEEP1) project in April 2009. The US$279 million GEEP2 project (BHP Billiton share US$167 million) will increase GEMCO’s beneficiated product capacity from 4.2 million tonnes per annum (mtpa) to 4.8 mtpa through the introduction of a dense media circuit by-pass facility. The project is expected to be completed in late CY2013. The expansion will also address infrastructure constraints by increasing road and port capacity to 5.9 mtpa, creating 1.1 mtpa of additional capacity for future expansions.

HMM

The central block development project at Wessels mine is expected to be completed during the last quarter of FY2013. The project will enable the mine to increase current production from 1 mtpa to 1.5 mtpa of capacity (100 per cent, or about 0.7 mtpa BHP Billiton share). The remaining forecast capital expenditure to completion of the project is an estimated US$26 million (BHP Billiton share).

Metalloys

The High Carbon Ferro Manganese (HCFeMn) furnace M14 at the Metalloys West Plant was approved for execution in November 2010 with a total approved investment of US$91 million (US$54.6 million BHP Billiton share). This furnace would add an additional 130 kilotonnes per annum (ktpa) capacity (100 per cent or about 78 ktpa BHP Billiton share) of HCFeMn and replace smaller, less efficient furnaces from the South Plant with a current capacity of 55 ktpa. The M14 furnace will contribute to power efficiency at Metalloys site as it will add to the site’s own generation capacity utilising the furnace off-gases.

Samancor Gabon Manganese project

The feasibility phase study for the establishment of a 300 ktpa mine in Franceville, Gabon, commenced in July 2010 and the study is expected to be completed in the first quarter of FY2012.

The pre-feasibility phase study for phase 2 to increase the production capacity to 1.8 mtpa is expected to commence in the second quarter of FY2012.

2.2.9    Metallurgical Coal Customer Sector Group

Our Metallurgical Coal CSG is the world’s largest supplier of seaborne metallurgical coal. Metallurgical coal, along with iron ore and manganese, is a key input in the production of steel.

Our export customers are steel producers around the world. In FY2011, most of our contracts were annual or long-term volume contracts with prices largely negotiated on a quarterly basis or monthly basis.

We have assets in two major resource basins: the Bowen Basin in Central Queensland, Australia, and the Illawarra region of New South Wales, Australia.

Bowen Basin

In comparison with many other coal mining regions, the Bowen Basin is well positioned to supply the seaborne market because of its high-quality metallurgical coals, which are ideally suited to efficient blast furnace operations, relatively low cost of production from extensive near-surface deposits and geographical proximity to Asian customers.

We also have access to key infrastructure, including a modern, integrated electric rail network and our own coal loading terminal at Hay Point, Mackay. This infrastructure enables us to maximise throughput and blending of products from multiple mines to optimise the value of our production and satisfy customer requirements.

Our Bowen Basin mines are owned through a series of joint ventures. We share 50–50 ownership with Mitsubishi Development Pty Ltd in BHP Billiton Mitsubishi Alliance (BMA), which operates the Goonyella Riverside, Broadmeadow, Peak Downs, Saraji, Norwich Park, Blackwater and Gregory Crinum mines, together with the Hay Point Coal terminal through the Central Queensland Coal Associates (CQCA) joint venture and the Gregory joint venture. Our BHP Billiton Mitsui Coal (BMC) asset operates South Walker Creek and Poitrel mines. BMC is owned by BHP Billiton (80 per cent) and Mitsui and Co (20 per cent).

The reserve lives of the Bowen Basin mines range from six years to 62 years. Total attributable production in FY2011 was approximately 25.7 million tonnes (Mt) compared with 30.8 Mt in FY2010. Production in FY2011 was significantly impacted by persistent and severe wet weather in the Bowen Basin.

Production figures for the Bowen Basin include some energy coal (less than 11 per cent).

Illawarra

We own and operate three underground coal mines in the Illawarra region of New South Wales, which supply metallurgical coal to the nearby BlueScope Port Kembla steelworks, and other domestic and export markets. Total production in FY2011 was approximately 6.9 Mt compared with 6.5 Mt in FY2010. The reserve lives of the Illawarra mines range from three years to 19 years.

Production figures for Illawarra include some energy coal (less than 18 per cent).

Information on Metallurgical Coal mining operations

The following table contains additional details of our mining operations. The tables should be read in conjunction with the production (see section 2.3.2) and reserves tables (see section 2.13.2).

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Type of Mine and Mineralisation Style	Power Source	Facilities, Use & Condition
Metallurgical coal

Central Queensland Coal Associates (CQCA) joint venture Bowen Basin, Queensland, Australia Goonyella, Riverside, Peak Downs, Saraji, Norwich Park, Blackwater and Broadmeadow mines	Public road Coal transported by rail to Hay Point and Gladstone ports	BHP Billiton 50% Mitsubishi Development 50%	BMA

Mining leases including undeveloped tenements, expire between 2011 – 2037, renewable for further periods as Queensland Government/legislation allows

Mining is permitted to continue under the legislation during the application period. Application lodged to renew mining lease expiring in 2011

Goonyella mine commenced 1971, merged with adjoining Riverside mine 1989 Operates as Goonyella Riverside

Production commenced:

Peak Downs 1972 Saraji 1974 Norwich Park 1979

Blackwater 1967

Broadmeadow (longwall operations) 2005

All open-cut except Broadmeadow: longwall underground

Bituminous coal is mined from the Permian Moranbah and Rangal Coal measures

Products range from premium-quality, low volatile, high vitrinite, hard coking coal to medium volatile hard coking coal, to weak coking coal, and some medium ash thermal coal as a by-product

							Queensland electricity grid	On-site beneficiation facilities Combined nominal capacity: in excess of 53.5 mtpa Hay Point Coal Terminal

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Type of Mine and Mineralisation Style	Power Source	Facilities, Use & Condition
Gregory joint venture Bowen Basin, Queensland, Australia Gregory and Crinum mines	Public road Coal transported by rail to Hay Point and Gladstone ports	BHP Billiton 50% Mitsubishi Development 50%	BMA	Mining leases, including undeveloped tenements, expire between 2014 – 2027, renewable for further periods as Queensland Government/legislation allows	Production commenced: Gregory 1979 Crinum mine (longwall) 1997	Gregory: open-cut Crinum: longwall underground Bituminous coal is mined from the Permian German Creek Coal measures Product is a high volatile, low ash hard coking coal, and a medium ash thermal coal	Queensland electricity grid	On-site beneficiation processing facility Nominal capacity: in excess of 5 mtpa

BHP Billiton Mitsui Coal Pty Limited Bowen Basin, Queensland, Australia South Walker Creek and Poitrel mines	Public road Coal transported by rail to Hay Point port	BHP Billiton 80% Mitsui and Co 20%	During FY2011 management transferred from BMA to BMC	Mining leases, including undeveloped tenements expire in 2020, renewable for further periods as Queensland Government/legislation allows	South Walker Creek commenced 1996 Poitrel commenced 2006

Open-cut

Bituminous coal is mined from the Permian Rangal Coal measures

Produces a range of coking coal, pulverised coal injection (PCI) coal, and thermal coal products with medium to high phosphorus and ash properties

Queensland electricity grid

South Walker Creek coal beneficiated on-site

Nominal capacity: 3.5 mtpa

Poitrel Mine has Red Mountain joint venture with adjacent Millennium Coal mine to share processing and rail loading facilities

Nominal capacity: 3 mtpa

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Type of Mine and Mineralisation Style	Power Source	Facilities, Use & Condition
Illawarra Coal Illawarra, New South Wales, Australia Dendrobium,Appin and West Cliff mines	Public road Coal transported by road or rail to BlueScope Steel’s Port Kembla steelworks or Port Kembla for export	100%	BHP Billiton

Mining leases expire between 2011-2026, renewable for further periods as NSW Government/legislation allows

Mining is permitted to continue under the legislation during the application period

Applications lodged to renew mining leases expiring in 2011

					Production commenced: Appin 1962 (longwall operations 1969) West Cliff 1976 Dendrobium 2005	Underground Bituminous coal is mined from the Permian Illawarra Coal Measures Produces premium quality hard coking coal and some thermal coal from the Wongawilli and Bulli seams	New South Wales electricity grid	2 beneficiation facilities Nominal capacity: approximately 8 mtpa

Development projects

Bowen Basin Expansions

In March 2011, approval was given for three key metallurgical coal projects located in the Bowen Basin in Central Queensland, Australia. The projects are expected to add 4.9 Mt of annual mine capacity (100 per cent basis) through development of the Daunia operation and a new mining area at Broadmeadow. In addition, 11 Mt of annual port capacity (100 per cent basis) will be developed at the Hay Point Coal terminal. The total investment is expected to be US$5 billion, of which BHP Billiton’s share is US$2.5 billion.

The Daunia mine, adjacent to BMC’s Poitrel mine, will have the capacity to produce 4.5 million tonnes per annum (mtpa) of export metallurgical coal through a new processing facility. First coal is expected in 2013. The investment will also extend the life of the Broadmeadow mine by a further 21 years and increase production capacity by 0.4 mtpa to a new total capacity of 4.8 mtpa. The project is due for completion in 2013. The expansion at Hay Point terminal will increase its capacity from 44 mtpa to 55 mtpa and includes the replacement of the existing jetty to increase its ability to withstand high seas and winds. First shipments from the expanded terminal are expected in 2014.

Metallurgical Coal is continuing to investigate a number of brownfield and greenfield expansion and logistics options in the Bowen Basin, including the construction of the proposed Caval Ridge Mine which will utilise the expanded Hay Point terminal capacity.

IndoMet Coal Project (Indonesia)

IndoMet Coal comprises seven coal contracts of work (CCoWs) covering a large metallurgical coal resource in Kalimantan, Indonesia, which was discovered by BHP Billiton in the 1990s. Following an assessment of the importance of local participation in developing the project in 2010, we sold a 25 per cent interest in the project to a subsidiary of PT Adaro Energy TBK. We retain 75 per cent of the project and hold management responsibility for the project.

Study work is underway to identify development options across our CCoWs.

2.2.10    Energy Coal Customer Sector Group

Our Energy Coal CSG is one of the world’s largest producers and marketers of export energy coal (also known as thermal or steaming coal) and is also a significant domestic supplier to the electricity generation industry in Australia, South Africa and the US. Our global portfolio of energy coal assets and our insights into the broader energy market through our sales of other fuels (gas, uranium and oil) provide our business with substantial advantages as a supplier. We generally make our domestic sales under long-term fixed-price contracts with nearby power stations. We make export sales to power generators and some industrial users in Asia, Europe and the US, usually under contracts for delivery of a fixed volume of coal. Pricing is either index-linked or fixed, in which case we use financial instruments to swap our fixed-price exposure for exposure to market indexed prices.

We operate three assets: a group of mines and associated infrastructure collectively known as BHP Billiton Energy Coal South Africa; our New Mexico Coal operations in the US; and our NSW Energy Coal operations in Australia. We also own a 33.33 per cent share of the Cerrejón Coal Company, which operates a coal mine in Colombia.

BHP Billiton Energy Coal South Africa (BECSA)

BECSA operates four coal mines Khutala, Klipspruit, Middelburg and Wolvekrans in the Witbank region of Mpumalanga province of South Africa, which in FY2011 produced approximately 34 million tonnes (Mt). In FY2011, BECSA sold approximately 62 per cent of its production to Eskom, the government-owned electricity utility in South Africa and exported the rest via the Richards Bay Coal Terminal (RBCT), in which we own a 22 per cent share. The reserve lives of the BECSA mines range from nine to 30 years.

New Mexico Coal

We own and operate the Navajo mine, located on Navajo Nation land in New Mexico, and the nearby San Juan mine located in the state of New Mexico. Each mine transports its production directly to a nearby power station. The reserve lives of Navajo Mine and San Juan Mine are 5 and 7 years, respectively. New Mexico Coal produced approximately 12 Mt in FY2011.

NSW Energy Coal

NSW Energy Coal’s operating asset is the Mt Arthur open-cut coal mine in the Hunter Valley region of New South Wales, which produced approximately 14 Mt in FY2011 and has a reserve life of 50 years. We commenced the first stage of our long-term mine expansion project (RX1) in FY2011 (see Development projects below). In FY2011, we delivered approximately nine per cent of Mt Arthur’s production to a local power station and exported the rest via the port of Newcastle. We are also a 35.5 per cent shareholder in Newcastle Coal Infrastructure Group a joint controlled entity that is operating the Newcastle Third Port export coal loading facility.

Cerrejón Coal Company

Cerrejón Coal Company owns and operates one of the largest open-cut export coal mines in the world in La Guajira province of Colombia, as well as integrated rail and port facilities through which the majority of production is exported to European and Middle Eastern customers. Cerrejón has a current capacity of 32 million tonnes per annum (mtpa) (100 per cent terms) and has a reserve life of 23 years.

Information on Energy Coal mining operations

The following table contains additional details of our mining operations. The table should be read in conjunction with the production (see section 2.3.2) and reserves tables (see section 2.13.2).

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Type of Mine and Mineralisation Style	Power Source	Facilities, Use & Condition
Khutala 100 km east of Johannesburg, Gauteng Province, South Africa	Public road Domestic coal transported by overland conveyor to Kendal Power Station	100%	BHP Billiton	BECSA holds Old Order Mining Right Application for conversion to New Order Right, submitted 2004 and being processed (see section 2.7.1)	Production commenced 1984 Open-cut operations 1996 Commenced mining thermal/metallurgical coal for domestic market 2003	Combination open-cut and underground Produces a medium rank bituminous thermal coal (non-coking)	Eskom (national power supplier) under long-term contracts	Crushing plant for energy coal Nominal capacity: 18 mtpa Smaller crusher and wash plant to beneficiate metallurgical coal Nominal capacity: 0.6 mtpa

Middelburg/Wolvekrans 20 km southeast of Witbank, Mpumalanga Province, South Africa	Public road Export coal transported to RBCT by rail Domestic coal transported by conveyor to Duvha Power Station	100% Previous JV (84:16) with Xstrata Plc (through Tavistock Collieries Plc) dissolved effective 1 December 2009	BHP Billiton

BECSA and Tavistock are joint holders of 3 Old Order Mining Rights in the previous JV ratio (84:16) BECSA is the 100% holder of a fourth Old Order Mining Right

All 4 Rights were lodged with the Department of Mineral Resources for conversion in December 2008 (1)

Production commenced 1982 Middelburg Mine Services (MMS) and Duvha Opencast became one operation in 1995

Douglas-Middelburg Optimisation project completed in July 2010

During the year the mine was split into Middelburg and Wolvekrans

						Open-cut Produces a medium rank bituminous thermal coal, most of which can be beneficiated for the European or Asian export markets	Eskom under long-term contracts	Beneficiation facilities: tips and crushing plants, 2 export wash plants, middlings wash plant, de-stone plant Nominal capacity: 44.5 mtpa

(1)          JV agreement has been amended such that upon conversion of the Mining Rights, the mining area will be divided into an area wholly owned and operated by Tavistock and an area wholly owned and operated by BECSA as the new Douglas-Middelburg mine (see section 2.7.1)

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Type of Mine and Mineralisation Style	Power Source	Facilities, Use & Condition
Klipspruit 30 km west of Witbank, Mpumalanga Province, South Africa	Public road Export coal transported to RBCT by rail	100% 50% of Phola Coal Plant in JV with Anglo Inyosi Coal	BHP Billiton	BECSA holds an Old Order Mining Right Application for conversion to New Order Mining Right submitted 2004, being processed (see section 2.7.1)	Production commenced 2003 Expansion Project completed FY2010, includes 50% share in Phola Coal Plant Expected ROM capacity: 8.0 mtpa at full ramp-up	Open-cut Produces a medium rank bituminous thermal coal, most of which can be beneficiated for the European or Asian export markets	Eskom, under long- term contracts	Beneficiation facilities: tip and crushing plant, export wash plant Nominal capacity Phola Coal Processing Plant: 16 mtpa

Mt Arthur Coal Approximately 125 km from Newcastle, New South Wales, Australia	Public road Domestic coal transported by conveyor to Bayswater Power Station Export coal transported by rail to Newcastle port	100%	BHP Billiton	Various mining leases and licences expire 2011- 2032 Renewal is being sought for our tenement that expired in 2010	Production commenced 2002 Government approval permits extraction of up to 36 mt of run of mine coal from underground and open-cut operations, with open-cut extraction limited to 32 mtpa	Open-cut Produces a medium rank bituminous thermal coal (non- coking)	Local energy providers	Beneficiation facilities: coal handling, preparation, washing plants Nominal capacity: in excess of 16 mtpa – see Development projects below

Navajo 30 km southwest of Farmington, New Mexico, US	Public road Coal transported by rail to Four Corners Power Plant (FCPP)	100%	BHP Billiton	Long-term lease from Navajo Nation continues for as long as coal can be economically produced and sold in paying quantities	Production commenced 1963	Open-cut Produces a medium rank bituminous thermal coal (non-coking suitable for the domestic market only)	Four Corners Power Plant	Stackers and reclaimers used to size and blend coal to contract specifications Nominal capacity: 8.1 mtpa

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Type of Mine and Mineralisation Style	Power Source	Facilities, Use & Condition
San Juan 25 km west of Farmington, New Mexico, US	Public road Coal transported by truck and conveyor to San Juan Generating Station (SJGS)	100%	BHP Billiton	Mining leases from federal and state governments Leases viable as long as minimum production criteria achieved	Surface mine operations commenced 1973 Development of underground mine to replace open-cut mine approved 2000	Underground Produces a medium rank bituminous thermal coal (non-coking suitable for the domestic market only)	San Juan Generation Station	Coal sized and blended to contract specifications using stockpiles Nominal capacity: 6.0 mtpa

Cerrejón Coal Company La Guajira province, Colombia	Public road Coal exported by rail to Puerto Bolivar	BHP Billiton 33.33% Anglo American 33.33% Xstrata 33.33%	Cerrejón Coal Company	Mining leases expire 2034	Original mine began producing in 1976 BHP Billiton interest acquired in 1999	Open-cut Produces a medium rank bituminous thermal coal (non-coking, suitable for the export market)	Local Colombian power system	Beneficiation facilities: crushing plant with capacity of 32 mtpa and washing plant Nominal capacity: 3 mtpa

Development projects

Mt Arthur open-cut expansions (RX1)

On 25 March 2011, we announced the first stage of the Mt Arthur Coal mine expansion which is intended to increase run-of-mine thermal coal production by approximately 4 Mt, to approximately 24 mtpa and follows our investment in capacity at the Port of Newcastle. Known as the RX1 Project, it is expected to commence operation in the second half of 2013 at an estimated capital investment of US$400 million.

The environmental assessment approval granted in September 2010 will allow us to develop additional coal reserves in the future with studies underway to examine the expansion of the mine.

Expansion of Cerrejón Coal (P40 Project)

On 18 August 2011, we announced a $US437 million (BHP Billiton share) investment in the expansion of Cerrejón Coal, known as the P40 Project, which will enable Cerrejón Coal’s saleable thermal coal production to increase by eight mtpa to approximately 40 mtpa. The expansion project will see our 33.3 per cent share of production and sales increase from 10.7 mtpa to 13.3 mtpa. Construction will commence in CY2011 with completion expected in CY2013. The project scope includes a second berth and dual quadrant ship loader at Cerrejón’s 100 per cent owned and operated Puerto Bolivar, along with necessary mine, rail and associated supply chain infrastructure.

Newcastle Port Third Phase Expansion

On 31 August 2011, we announced a US$367 million (BHP Billiton share) investment in the third stage development of the Newcastle Coal Infrastructure Group’s coal handling facility in Newcastle, Australia, in which, NSW Energy Coal is a 35.5 per cent shareholder. The port expansion project will increase total capacity at the coal terminal from 53 mtpa to 66 mtpa. This will increase NSW Energy Coal’s allocation by a further 4.6 mtpa to 19.2 mtpa supporting the future expansions of the Mt Arthur Coal mine. The first coal on the new ship loader is scheduled to occur in FY2014, with the terminal expected to operate at full capacity within the following 12 months.

2.3    Production

2.3.1    Petroleum

The table below details Petroleum’s historical net crude oil and condensate, natural gas and natural gas liquids production, primarily by geographic segment, for each of the three years ended 30 June 2011, 2010 and 2009. We have shown volumes of marketable production after deduction of applicable royalties, fuel and flare. We have included in the table average production costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	BHP Billiton Group share of production Year ended 30 June
	2011	2010	2009
Production volumes
Crude oil and condensate (’000 of barrels)
Australia	40,447	31,540	32,496
United States	30,157	41,522	20,818
Other	9,987	11,325	13,014

Total crude oil and condensate	80,591	84,387	66,328

Natural gas (billion cubic feet)
Australia	274.74	259.65	258.14
United States	49.09	17.68	11.91
Other	81.23	91.24	92.75

Total natural gas	405.06	368.57	362.80

Natural Gas Liquids (1) (’000 of barrels)
Australia	7,962	8,652	7,977
United States	1,980	2,545	1,128
Other	1,341	1,552	2,071

Total NGL (1)	11,283	12,749	11,176

Total petroleum products production (million barrels of oil equivalent) (2)
Australia	94.20	83.47	83.50
United States	40.32	47.01	23.93
Other	24.86	28.08	30.54

Total petroleum products production (million barrels of oil equivalent) (2)	159.38	158.56	137.97

Average sales price
Crude oil and condensate (US$ per barrel)
Australia	96.32	74.12	70.32
United States	90.01	71.55	62.90
Other	90.69	75.57	60.69

Total crude oil and condensate	93.29	73.05	66.18

Natural gas (US$ per thousand cubic feet)
Australia	4.21	3.52	3.07
United States	3.48	4.80	6.61
Other	3.92	3.05	4.08

Total natural gas	4.00	3.43	3.57

Natural Gas Liquids (US$ per barrel)
Australia	58.05	48.20	44.71
United States	49.79	39.51	48.19
Other	59.54	49.40	38.88

Total NGL	56.77	46.47	43.91

	BHP Billiton Group share of production Year ended 30 June
	2011	2010	2009
Average Production Cost (US$ per barrel of oil equivalent) (3)
Australia	5.75	5.59	4.51
United States	6.45	5.62	7.20
Other	8.39	7.48	6.74

Average Production Cost (US$ per barrel of oil equivalent) (3)	6.34	5.93	5.47

(1)	LPG and Ethane are reported as Natural Gas Liquids (NGL).

(2)	Total boe conversion is based on the following: 6,000 scf of natural gas equals 1 boe.

(3)

Average production costs include direct and indirect costs relating to the production of hydrocarbons and the foreign exchange effect of translating local currency denominated costs into US dollars but excludes ad valorem and severance taxes.

2.3.2    Minerals

The table below details our mineral and derivative product production for all CSGs except Petroleum for the three years ended 30 June 2011, 2010 and 2009. Production shows our share unless otherwise stated.

	BHP Billiton Group interest %	BHP Billiton Group share of production Year ended 30 June
		2011	2010	2009
Aluminium
Alumina
Production (’000 tonnes)
Worsley, Australia	86.0	2,902	3,054	2,924
Paranam, Suriname (1)	45.0	—	78	935
Alumar, Brazil	36.0	1,108	709	537

Total alumina		4,010	3,841	4,396

Aluminium
Production (’000 tonnes)
Hillside, RSA	100.0	711	710	702
Bayside, RSA	100.0	97	98	99
Alumar, Brazil	40.0	174	174	177
Mozal, Mozambique	47.1	264	259	255

Total aluminium		1,246	1,241	1,233

Base Metals (2)
Copper
Payable metal in concentrate (’000 tonnes)
Escondida, Chile	57.5	390.5	448.1	417.6
Antamina, Peru	33.8	97.8	98.6	109.0
Pinto Valley, US (3)	100.0	—	—	33.3

Total copper concentrate		488.3	546.7	559.9

Cathode (’000 tonnes)
Escondida, Chile	57.5	179.1	174.2	172.1
Pampa Norte, Chile (4)	100.0	272.2	244.8	274.8
Pinto Valley, US (3)	100.0	5.7	6.2	6.2

	BHP Billiton Group interest %	BHP Billiton Group share of production Year ended 30 June
		2011	2010	2009
Olympic Dam, Australia	100.0	194.1	103.3	194.1

Total copper cathode		651.1	528.5	647.2

Total copper concentrate and cathode		1,139.4	1,075.2	1,207.1

Lead
Payable metal in concentrate (’000 tonnes)
Cannington, Australia	100.0	243.4	245.4	226.8
Antamina, Peru	33.8	1.2	3.0	3.3

Total lead		244.6	248.4	230.1

Zinc
Payable metal in concentrate (’000 tonnes)
Cannington, Australia	100.0	60.7	62.7	54.8
Antamina, Peru	33.8	91.5	135.6	108.4

Total zinc		152.2	198.3	163.2

Gold
Payable metal in concentrate (’000 ounces)
Escondida, Chile	57.5	84.7	76.4	67.3
Olympic Dam, Australia (refined gold)	100.0	111.4	65.5	108.0
Pinto Valley, US (3)	100.0	—	—	0.9

Total gold		196.1	141.9	176.2

Silver
Payable metal in concentrate (’000 ounces)
Escondida, Chile	57.5	2,849	2,874	2,765
Antamina, Peru	33.8	3,600	4,712	4,090
Cannington, Australia	100.0	35,225	37,276	33,367
Olympic Dam, Australia (refined silver)	100.0	982	500	937
Pinto Valley, US (3)	100.0	—	—	182

Total silver		42,656	45,362	41,341

Uranium oxide
Payable metal in concentrate (tonnes)
Olympic Dam, Australia	100.0	4,045	2,279	4,007

Total uranium oxide		4,045	2,279	4,007

Molybdenum
Payable metal in concentrate (tonnes)
Antamina, Peru	33.8	1,445	813	1,363
Pinto Valley, US (3)	100.0	—	—	159

Total molybdenum		1,445	813	1,522

Diamonds and Specialty Products
Diamonds
Production (’000 carats)
EKATI, Canada	80.0	2,506	3,050	3,221

Total diamonds		2,506	3,050	3,221

	BHP Billiton Group interest %	BHP Billiton Group share of production Year ended 30 June
		2011	2010	2009
Titanium minerals (5)
Production (’000 tonnes)
Titanium slag
Richards Bay Minerals, RSA (6)	37.76	366	317	490
Rutile
Richards Bay Minerals, RSA (6)	37.76	32	34	44
Zircon
Richards Bay Minerals, RSA (6)	37.76	83	83	120

Total titanium minerals		481	434	654

Stainless Steel Materials
Nickel
Production (’000 tonnes)
Cerro Matoso, Colombia	99.9	40.0	49.6	50.5
Yabulu, Australia (7)	100.0	—	2.8	33.9
Nickel West, Australia	100.0	112.7	123.8	88.7

Total nickel		152.7	176.2	173.1

Cobalt
Production (’000 tonnes)
Yabulu, Australia (7)	100.0	—	0.1	1.4

Total cobalt		0.0	0.1	1.4

Iron Ore (8)
Production (’000 tonnes)
Newman, Australia (9)	85.0	45,245	32,097	31,350
Mt Goldsworthy, Australia	85.0	1,198	1,688	1,416
Area C Australia	85.0	39,794	38,687	35,513
Yandi, Australia	85.0	36,460	41,396	37,818
Samarco, Brazil	50.0	11,709	11,094	8,318

Total iron ore		134,406	124,962	114,415

Manganese
Manganese ores
Saleable production (’000 tonnes)
HMM, RSA (10)	44.4	3,007	2,718	2,191
GEMCO, Australia (10)	60.0	4,086	3,406	2,284

Total manganese ores		7,093	6,124	4,475

Manganese alloys
Saleable production (’000 tonnes)
Metalloys, RSA (10)(11)	60.0	486	364	301
TEMCO, Australia (10)	60.0	267	219	212

Total manganese alloys		753	583	513

Metallurgical Coal (12)
Production (’000 tonnes)
Blackwater, Australia	50.0	4,589	5,733	5,382
Goonyella Riverside, Australia (13)	50.0	5,359	6,668	6,685
Peak Downs, Australia	50.0	3,402	4,332	4,390
Saraji, Australia	50.0	2,779	3,402	3,505

	BHP Billiton Group interest %	BHP Billiton Group share of production Year ended 30 June
		2011	2010	2009
Norwich Park, Australia	50.0	1,055	1,870	1,984
Gregory Joint Venture, Australia	50.0	2,717	2,398	2,762

Total BMA, Australia		19,901	24,403	24,708

South Walker Creek, Australia		3,134	3,609	2,978
Poitrel, Australia		2,759	2,834	2,457

Total BHP Billiton Mitsui Coal, Australia (14)	80.0	5,893	6,443	5,435

Illawarra, Australia	100.0	6,884	6,535	6,273

Total metallurgical coal		32,678	37,381	36,416

Energy Coal
Production (’000 tonnes)
Navajo. US	100.0	7,472	7,465	8,363
San Juan, US	100.0	4,140	6,013	5,773

Total New Mexico		11,612	13,478	14,136

Middelburg/Wolvekrans, RSA (15)	100.0	14,328	14,704	14,807
Khutala, RSA	100.0	12,928	10,868	11,125
Klipspruit, RSA	100.0	7,072	4,887	3,964

Total BECSA		34,328	30,459	29,896

Mt Arthur Coal, Australia	100.0	13,671	12,039	11,775
Cerrejón Coal Company, Colombia	33.3	9,889	10,155	10,594

Total energy coal		69,500	66,131	66,401

(1)	Suriname was sold effective 31 July 2009.

(2)	Metal production is reported on the basis of payable metal.

(3)	The Pinto Valley mining operations were placed on care and maintenance in January 2009, and continue to produce copper cathode through sulphide leaching.

(4)	Includes Cerro Colorado and Spence.

(5)	Data was sourced from the TZ Minerals International Pty Ltd Mineral Sands Annual Review 2011 and amounts represent production for the preceding year ended 31 December.

(6)	The Group’s economic interest in Richards Bay Minerals is 37.76 per cent (FY2010: 37.76 per cent; FY2009: 50 per cent).

(7)	Yabulu was sold effective 31 July 2009.

(8)	Iron ore production is reported on a wet tonnes basis with the exception of Samarco, being reported in dry (pellet) tonnes.

(9)	Newman includes Mt Newman Joint Venture and Jimblebar, previously Jimblebar was reported separately.

(10)	Shown on 100 per cent basis. BHP Billiton interest in saleable production is 60 per cent, except HMM, which is 44.4 per cent (FY2010: 44.4 per cent; FY2009: 60 per cent)

(11)	Production includes Medium Carbon Ferro Manganese.

(12)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.

(13)	Goonyella Riverside includes the Broadmeadow underground mine.

(14)	Shown on 100 per cent basis. BHP Billiton interest in saleable production is 80 per cent (FY2010: 80 per cent; FY2009: 80 per cent)

(15)	Wolvekrans was previously known as Douglas mine.

2.4    Marketing

BHP Billiton’s Marketing network manages the Group’s revenue line and is responsible for:

•	selling our products and for the purchase of all major raw materials;

•	the supply chain for our various products, from assets to market, and also for raw materials, from suppliers to our assets;

•	managing credit and price risk associated with the revenue line;

•	achieving market clearing prices for the Group’s products;

•	defining our view of long-term market fundamentals.

This requires an active and significant presence in the various commodities markets and also the global freight market.

Our marketing activities are centralised in Singapore, The Hague (Netherlands) and Antwerp (Belgium). Our Iron Ore, Metallurgical Coal, Manganese, Base Metals, Stainless Steel Materials, Petroleum and Uranium marketing teams are headquartered in Singapore. The Hague is the hub for our Aluminium, Energy Coal and Freight marketing teams. Our Antwerp office serves our diamonds customers.

These three marketing offices incorporate all the functions required to manage product marketing and distribution – from the point of production to final customer delivery. In addition, we have marketers located in 17 regional offices around the world.

We have a centralised ocean freight business that manages our in-house freight requirements. The primary purpose of the freight business is to create a competitive advantage for our shipments through the procurement and operation of quality, cost-effective shipping. From time to time, we carry complementary cargoes for external parties to optimise profitability.

2.5    Minerals exploration

Our minerals exploration program is integral to our growth strategy and is focused on identifying and capturing new world-class projects for future development or projects that add significant value to existing operations. Targets for exploration are generally resources to underpin development of large low-cost mining projects in a range of minerals, including copper, iron ore, potash, nickel, uranium, manganese and diamond deposits.

Our greenfield exploration activities are organised from four principal offices in Singapore, Perth (Australia), Johannesburg (South Africa) and Santiago (Chile). We continue to pursue opportunities and build our title position in prospective regions, focusing on the Americas, Asia, Africa and Australia. The process of discovery runs from early-stage mapping through to drilling and evaluation. The exploration program is global in scope and prioritises targets based on our assessment of the relative attractiveness of each mineral.

In addition to our activities focused on finding new world-class deposits, several of our CSGs undertake brownfield exploration, principally aimed at delineating and categorising mineral deposits near existing operations, and advancing projects through the development pipeline.

In FY2011, we spent US$683 million on minerals exploration. Of this, US$207 million was spent on greenfield exploration and US$476 million was spent on brownfield exploration and advanced projects.

2.6     Resource and Business Optimisation

Group Resource and Business Optimisation (RBO) provides governance and technical leadership for resource development and Ore Reserve reporting. RBO’s 50 professionals are focused on ensuring optimal value recovery from our resources. The team includes functional experts in mineral resource evaluation, brownfields exploration, planning, research and development, work management, production reporting, mine engineering and mineral process engineering.

RBO engages directly with assets to deliver guidance and assess compliance in resource development and Ore Reserve reporting. It provides the Group Management Committee with assurance reports and portfolio analysis. RBO also provides functional expertise to audits and to investment review programs conducted by other Group Functions.

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

Governments also impose obligations on us in respect of environmental protection, land rehabilitation, occupational health and safety, and native land title with which we must comply in order to continue to enjoy the right to conduct our operations within that jurisdiction. These obligations often require us to make substantial expenditures to minimise or remediate the environmental impact of our operations, to ensure the safety of our employees and contractors and the like. For further information on these types of obligations, refer to section 2.8 of this Report.

Of particular note are the following regulatory regimes:

2.7.1    South African Mining Charter and Black Economic Empowerment

In 2003, the South African Government released a strategy for broad-based black economic empowerment (BBBEE) that defined empowerment as ‘an integrated and coherent socio-economic process that directly contributes to the economic transformation of South Africa and brings significant increases in the numbers of black people who manage, own and control the country’s economy, as well as significant decreases in income inequalities’. This strategy laid the foundation for the Black Economic Empowerment Act of 2003, which granted government the power to legislate how it wanted black economic empowerment (BEE) to be implemented in South Africa.

As outlined in section 1.5 of this Report, on 1 May 2004, the Mineral and Petroleum Resources Development Act 2002 (MPRDA) took effect, providing for state custodianship of all mineral deposits and abolishing the prior system of privately held mineral rights. It is administered by the Department of Mineral Resources (formerly the Department of Minerals and Energy) of South Africa. In February 2007, the codes of good practice were gazetted, further crystallising the government’s BEE strategy into a single binding document. The codes make provision for businesses to measure their success in contributing to the economic transformation and empowerment of historically disadvantaged South Africans (HDSAs) in the local economy and a scorecard comprising seven metrics was also developed to assist businesses in achieving this success.

In terms of the MPRDA, holders of mining rights granted under the previous system, known as ‘Old Order Rights’, must have applied to convert their rights to ‘New Order Rights’ prior to 30 April 2009. In order for the conversions to be effected, applicants are required to comply with the terms of the Black Economic Empowerment Act of 2003 and the Mining Charter, which has been published under the MPRDA. The Mining Charter requires holders of mining rights to achieve 26 per cent ownership participation by HDSAs in their mining operations by 30 April 2014, of which 15 per cent needed to have been achieved by 30 April 2009. We have submitted to the Department of Mineral Resources of South Africa transactions to meet the legislative requirements and support the conversion to ‘New Order Rights’.

We support broad-based black economic empowerment in South Africa. We believe it is imperative to both the growth and stability of the South African economy and the Group’s strategic objectives and long-term sustainability in that country.

The principles of transformation and empowerment are in line with Our BHP Billiton Charter.

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

To export uranium from Australia, a Permit to Export Natural Uranium (Export Permit) must be held pursuant to the Australian Customs (Prohibited Exports) Regulations 1958. The Export Permit is issued by the Minister for Resources and Energy.

A special transport permit will be required under the Non-Proliferation Act by a party that transports nuclear material from one specified location to another specified location. As we engage service providers to transport uranium, those service providers are required to hold a special transport permit.

2.7.3    Exchange controls and shareholding limits

BHP Billiton Plc

There are no laws or regulations currently in force in the UK that restrict the export or import of capital or the remittance of dividends to non-resident holders of BHP Billiton Plc’s shares, although the Group does operate in some other jurisdictions where remittances of funds could be affected as they are subject to exchange control approvals. There are certain sanctions adopted by the UK Government which implement resolutions of the Security Council of the United Nations and sanctions imposed by the European Union (EU) against certain countries, entities and individuals. Any enforcement of the sanctions by the UK Government would be initiated by HM Treasury. Such sanctions may be in force from time to time and include those against: (i) certain entities and/or individuals associated with the Burmese regime (Myanmar), Cote d’Ivoire, The Democratic People’s Republic of Korea (North Korea), the Democratic Republic of Congo, Egypt, Eritrea, the Republic of Guinea, Lebanon, Liberia, Libya, Iran, Somalia, Sudan, Tunisia and the previous regimes of Iraq and Yugoslavia; (ii) certain officials of Belarus, Syria and Zimbabwe; (iii) individuals indicted by the International Criminal Tribunal for the former Yugoslavia; and (iv) entities and individuals linked with the Taliban, Al-Qaeda and other terrorist organisations.

There are no restrictions under BHP Billiton Plc’s Articles of Association or (subject to the effect of any sanctions) under English law that limit the right of non-resident or foreign owners to hold or vote BHP Billiton Plc’s shares.

There are certain restrictions on shareholding levels under BHP Billiton Plc’s Articles of Association described under the heading ‘BHP Billiton Limited’ below.

BHP Billiton Limited

Under the Australian Banking (Foreign Exchange) Regulations 1959, the Reserve Bank of Australia may impose restrictions on certain financial transactions and require the consent of the Reserve Bank of Australia for the movement of funds into and out of Australia. Based on our searches, restrictions currently apply if funds are to be paid to or received from specified supporters of the former Government of the Federal Republic of Yugoslavia, specified ministers and senior officials of the Government of Zimbabwe, certain specified entities associated with the Democratic People’s Republic of Korea (North Korea), specified individuals associated with the Burmese regime, and certain Iranian organisations and ministers. In addition, from time to time the United Nations Security Council and the Australian Government impose international sanctions on certain countries and organisations. The countries and organisations that are currently subject to United Nations (UN) sanctions are certain individuals or entities linked with the Taliban, Al-Qaeda and other terrorist organisations and certain entities and individuals associated with the Democratic Republic of Congo, Cote d’Ivoire, the Democratic People’s Republic of Korea (North Korea), Eritrea, Iran, Iraq, Lebanon, Liberia, Libya, Sudan and Somalia. The countries currently subject to the Australian Government’s autonomous sanctions are Burma, the Democratic People’s Republic of Korea (North Korea), Fiji, the former Federal Republic of Yugoslavia, Iran, Libya, Syria and Zimbabwe. The controls impose certain approval and reporting requirements on transactions involving such countries, entities and individuals and/or assets controlled or owned by them. Transfers into or out of Australia of amounts greater than A$10,000 in any currency are also subject to reporting requirements.

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

There are certain other statutory restrictions, and restrictions under BHP Billiton Limited’s Constitution and BHP Billiton Plc’s Articles of Association, that apply generally to acquisitions of shares in BHP Billiton (i.e. the restrictions are not targeted at foreign persons only). These include restrictions on a person (and associates) breaching a voting power threshold of:

•	20 per cent in relation to BHP Billiton Limited on a ‘stand-alone’ basis, i.e. calculated as if there were no special voting share and only counting BHP Billiton Limited’s ordinary shares.

•

30 per cent of BHP Billiton Plc. This is the threshold for a mandatory offer under Rule 9 of the UK takeover code and this threshold applies to all voting rights of BHP Billiton Plc (therefore including voting rights attached to the BHP Billiton Plc Special Voting Share).

•	30 per cent in relation to BHP Billiton Plc on a ‘stand-alone’ basis, i.e. calculated as if there were no special voting share and only counting BHP Billiton Plc’s ordinary shares.

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

2.8    Sustainability

Our approach to sustainability is reflected in Our BHP Billiton Charter, which defines our values, purpose and how we measure success, and the BHP Billiton Sustainable Development Policy, which defines our public commitments to safety, health, environmental and social responsibility.

The systems that support our Sustainable Development Policy are in line with our wider corporate governance processes. The Sustainability Committee of the BHP Billiton Board continues to oversee this Policy.

Management is accountable for sustainability-related processes and performance. At controlled assets, BHP Billiton sets the performance requirements and enforces those requirements through direct supervision. At monitored assets that we do not control, we provide our requirements and seek to influence the operation to follow them.

Our Health, Safety, Environment and Community (HSEC) Group Level Documents (GLD) set Group-wide mandatory performance requirements and performance controls, which are the basis for developing and implementing management systems at all BHP Billiton operations. These HSEC documents are part of a wider suite of corporate GLDs. We are embedding these performance requirements in the organisation across all Customer Sector Groups (CSGs). A full set of sustainability performance data and our Sustainability Framework are available in our Sustainability Report at our website.

We conduct regular internal audits to test compliance with the requirements of the GLDs. Audits are led by professional audit managers and supported by experienced personnel drawn from across the organisation. Audit results are used by management to create detailed action plans where the businesses have not yet achieved full compliance with the requirements. Key findings are reported to senior management and summary reports are considered by the Sustainability Committee of the Board. The Sustainability Committee of the Board also oversees risks specific to BHP Billiton’s performance in the areas of health, safety, environment and community.

2.8.1    Our focus areas

Identifying our sustainability issues

We identify the sustainability issues that are included in our Sustainability Report through our three-step materiality process. Step one of the process includes identifying issues by reviewing our internal risk registers, requests from our shareholders and investors, daily print media coverage and an independent review of issues raised by non-government organisations and global electronic and print media. Step two involves rating the significance of these issues to our stakeholders and the potential impact on our business as low, medium or high.

Our third step is to review the issues and seek feedback. One of the ways we do this is through our Forum on Corporate Responsibility. We also ask our HSEC leaders in each of our CSGs to review the issues, assign ratings and advise of any gaps. The issues are provided to the Sustainability Committee of the Board and reviewed throughout the preparation of the Sustainability Report. Common themes for a number of material issues were grouped together into focus areas for the purpose of the Report.

2.8.2    Keeping our people safe and healthy

The best investment we can make in any community is to ensure our people return home safe and well at the end of each day. In the current climate of rapid growth, managing the impacts of that growth on the safety and wellbeing of our people is critical.

Growing safely

Our ability to grow our organisation safely is essential. We are expanding across a number of operations and to support these expansions project hubs were created in Perth, Brisbane, Houston, Santiago and Toronto. The hubs are established using Engineering, Procurement and Construction Management (EPCM) contractors who develop the projects on our behalf and under our oversight.

While the EPCM model is not new to BHP Billiton, our rapid growth presents a challenge to the effective management of our health and safety risks. EPCM contractors bring their own individual management and safety approaches to each project and we recognise the importance of understanding and enabling these diverse management systems. We have set minimum performance requirements, including safety standards, which we require our EPCM partners to meet, while allowing them to work to their own internal standards. We review each EPCM contractor to check performance and ensure the standards they are using meet or exceed our own.

Key issues

The key health and safety issues faced by the Group in FY2011 were vehicles and mobile equipment interaction, adherence to isolation and permit-to-work procedures and reducing occupational health exposures, particularly to carcinogens.

Our fatal risk controls were developed to improve control of specific areas of risk, based on detailed analysis of BHP Billiton’s incident history. Our GLD for fatal risk controls articulates the steps to be taken to identify, assess and mitigate seven fatal risks: vehicles and mobile equipment; explosives and blasting; ground control; hazardous materials; isolation and permit-to-work; work at height; and lifting operations.

Occupational health exposures

Health risks faced by our people include fatigue, disease and occupational exposure to noise, silica, manganese, diesel exhaust particulate, fluorides, coal tar pitch, nickel and sulphuric acid mist. Our goal is to control occupational exposures at their source. This goal is supported by a key performance indicator assigned to our Group Management Committee (GMC).

Each operation establishes and maintains an ‘exposure risk profile’ for every employee and contractor and implements appropriate controls. Potential exposures do not take into account the protection afforded by personal protective equipment (PPE). If the potential exposure exceeds 50 per cent of our occupational exposure limit (OEL), then medical surveillance is mandatory. Drug and alcohol education programs are conducted, as well as substance abuse testing where necessary.

In FY2011, potential carcinogenic exposure was reported by some of our operations as one of their highest health risks, which resulted in a concerted effort to reduce potential carcinogenic exposures to below the OEL.

Specific programs are successfully being applied at an operational level to reduce the causes of occupational exposures.

Serious disease

BHP Billiton operations with a high exposure to serious diseases, such as HIV/AIDS, malaria and tuberculosis, have education, training and counselling programs in place to assist employees. We also offer prevention and risk-control programs to employees and, where appropriate, to employees’ families and local communities.

In some communities where we operate; for example, in South Africa and Mozambique, the incidence of HIV/AIDS is among the highest in the world. We accept a responsibility to help manage the impact of the disease and to care for our employees, support the wellbeing and development of our host communities and protect the viability of our operations.

For many years, we have adopted a proactive approach to managing the disease within our workplaces, an approach that draws upon the International Labour Organisation (ILO) code of practice on HIV/AIDS and the world of work. This includes conducting education programs, offering voluntary testing and counselling programs under the strictest confidentiality, seeking to achieve appropriate access to medical care for employees and their dependants, and reducing hostel-type accommodation for employees, known to be a risk factor for the disease.

Our safety and health performance

The FY2011 total recordable injury frequency (TRIF) performance of 5.0 per million hours worked improved by six per cent compared with FY2010 (5.3). Although we improved, we will require a substantial reduction in total recordable injuries to meet our five-year target of 3.7 in FY2012. We had two fatalities against our target of zero. In response to the fatal incidents, we focused on improving our approach to: risk-based safety, in particular our fatal risk controls; keeping it simple; leaders verifying control effectiveness; and ensuring competency through training and awareness of all aspects of our existing safety programs.

Establishing measurable goals

We apply uniform expectations for safety outcomes wherever we work in the world and safety rules and definitions that classify incidents are applied equally to our people.

To further improve our performance in controlling occupational health exposures, we test the effectiveness of those controls to ensure they continue to function as designed. Each of our operations regularly records and communicates potential occupational health exposures up to Group level, in accordance with our HSEC Reporting GLD.

In FY2011, we conducted regional workshops to support regular audits that check the implementation of health controls at individual operations. Our Group Safety and Security function also ran a series of regional workshops in FY2011 aimed at educating key members of management and supervision on the expectations of each performance requirement. The workshops also enabled Group Safety and Security to gather feedback on the suitability of the requirements. This feedback confirmed the performance requirements are well positioned and required no material changes.

Security, emergency response and business continuity

Our Asset Protection GLD requires our businesses and operations to have systems in place to identify, manage and effectively respond to foreseeable crises and emergencies, including the development of plans to return our operations to full function as swiftly and smoothly as possible. It also requires the development of processes to maintain and test emergency response resources on an ongoing basis, as well as training employees, contractors, visitors and external stakeholders on relevant systems.

A crisis or emergency may be an incident, extreme climatic event, disease outbreak, security issue or any other event that poses a significant threat to: the safety or health of employees, contractors, customers or the public; the environment; our reputation; and/or the physical integrity of an asset.

2.8.3    Employing and developing our people

Finding, employing, developing and retaining skilled people with values that are aligned to ours is crucial to our success. Our business is long term in nature. If we do not safely deliver growth today, then we cannot leave for future generations the legacy we have enjoyed from generations past.

Supporting workforce diversity

We are striving to achieve diversity, in all its forms, at all levels of our organisation.

The GMC took active steps in FY2010 to improve the diversity profile of the Group. It oversaw the analysis of the profile of each part of the business to better understand representation by gender, age and nationality. It then required each business group to develop a diversity plan to address shortcomings. Those plans were completed and assessed as part of the annual performance process. Each plan is targeted at addressing the particular issues facing individual business groups and each contains a range of strategies, including targets. Plans will be tracked and monitored throughout FY2012 and will again form part of the annual performance review process at year-end.

Females currently represent 16 per cent of our workforce. Approximately 10 per cent of senior management positions are held by females.

We remain committed to increasing female participation in the Accelerated Leadership Development Program to 40 per cent by the end of FY2012.

Another focus area for us is ensuring that the right gender balance is struck in our graduate intake.

Approach to local employment

Recruitment is managed on a local basis by each CSG, Minerals Exploration, Marketing and Group Functions. Mandatory Group-wide performance requirements contained in our GLD stipulate recruitment standards and ensure candidates possess the appropriate skills, experiences, capability and values.

The remote locations within which we operate and the limited numbers of appropriately skilled employees can result in the need for operations to employ staff who work on-site, but reside outside the community; generally known as fly in, fly out staff. A workforce of this kind can create challenges and opportunities and we continue to address the impact on our people, as well as local community concerns, so that together we can identify ways in which our operations can make a positive and meaningful impact.

Fostering mutually beneficial employee relations

Relationships with all our stakeholders, including our employees, are built on trust, which we regard as a key aspect of Our Charter value of respect.

The breadth and geographic diversity of BHP Billiton means we have a mix of collective and individually regulated employment arrangements. We work closely with contracting companies to encourage them to ensure that their employee relations are governed in a manner consistent with Our Charter.

We manage significant organisational change at the local level and consult with our employees about changes that affect them, seeking input and guidance where possible. We are committed to complying with applicable legislative requirements across the myriad jurisdictions in which we work.

In line with our employee relations approach, we believe that ensuring our employees are directly engaged with the business and aligned with business goals is the most effective way of avoiding any form of industrial action.

Under Australian law, employees are entitled to take industrial action on the expiry of applicable industrial agreements, which is protected from challenge. Given this legislative exposure to potential industrial action, we develop comprehensive contingency plans to ensure that our operations experience as little disruption as possible. In instances where we do encounter industrial disruption, our aim is to minimise the impact on our customers in line with our commitment to shareholders and, above all, to avoid compromising the safety of our employees and contractors.

Developing our employees

We are committed to developing the skills and capabilities of our workforce through regular performance reviews combined with training and development programs. Due to the structure and provisions of some industrial agreements, not all employees participate in individual performance reviews.

Training and development programs are designed and implemented at the local operational level to support local requirements. BHP Billiton operations include health and safety training and training on Our Charter and the BHP Billiton Code of Business Conduct as part of the mandatory induction process for all employees and permanent contractors.

Our practices and processes are designed to ensure performance is measured on fact-based outcomes and to reward people for their achievements. We seek to ensure strong internal candidate representation for roles, supplemented with external recruitment where necessary. Our internal development programs are therefore the key to succession.

Investing in graduate development

Our two-year Foundations for Graduates Program has been recognised as a leader in the field and has been designed specifically for graduates from tertiary institutions. Our aim is for our graduates to build a long and successful career with BHP Billiton. Each year, we recruit approximately 400 graduates in meaningful business roles, who each have the opportunity to work across teams, businesses and geographic regions.

The program is facilitated by business schools in Australia, Chile and South Africa. It is designed to move graduates seamlessly from study to work by complementing site-based technical development with a combination of classroom-based and virtual learning experiences, providing a unique insight into our business. Graduates develop their decision-making and communication skills, access executive coaching, take part in intensive residential programs and gain on-the-job experience analysing and solving real business issues.

2.8.4    Reducing our climate change impacts

We recognise that we have a social and economic responsibility to constructively engage on climate change issues. By understanding the risks and opportunities around climate change, and how these affect our organisation, we believe we can reduce our own impact on the environment and make a positive international contribution to the issue.

The potential impacts to our organisation

Our energy-intensive operations and fossil fuel products are exposed to potential financial risks from regulations to control greenhouse gas (GHG) emissions. In the medium and long term, we are likely to see changes in the profit margins of our GHG-intensive assets as a result of regulatory impacts in the countries where we operate. These regulatory mechanisms may impact our operations directly or indirectly via our customers. Inconsistency of regulations, particularly between developed and developing countries, may also affect the investment attractiveness of assets in different jurisdictions.

Potential physical impacts of climate change include more extreme weather events. These present risks to our personnel, as well as a loss of business continuity, production interruption and damaged or lost facilities. Sea level changes may also impact access to ports, a significant issue for many of our assets. Changes in rainfall are particularly relevant to the mining industry, where water is a critical resource. These changes vary regionally and may involve extended drought or increased flooding.

A discussion of regulatory, physical and other risks and opportunities of climate change is included in our 2011 Sustainability Report.

Engaging in policy development

While energy is a significant input in a number of the Group’s mining and processing operations, we recognise the global imperative of minimising carbon-based energy consumption. BHP Billiton believes that the mainstream science of climate change is correct; human activities are having a negative impact on our climate and this poses risks to our social and economic wellbeing. While uncertainty remains, there is enough evidence to warrant action in a way that does not damage the economy.

We believe that a global solution to climate change, which includes a carbon price of some form, is likely, but also some time away. Until then, nations around the world are likely to continue to accelerate their domestic emissions reduction and establish low-carbon economies, balancing their needs to ensure a reliable energy supply and to sustain economic growth.

A low-carbon emissions power sector could become a source of long-term competitive advantage for countries in a world where carbon emissions will be constrained. We are committed to contributing to the public debate on climate change, including sharing our knowledge and experience, but we recognise that it is for government and society as a whole to decide which direction to take.

We take an active role in climate change policy development in the key regions where we operate and market our products. We analyse and compare the various policy options by evaluating the degree to which they meet a defined set of principles: clear price signal; revenue neutral; trade friendly; broad-based, predictable and gradual; simple and effective.

We have actively engaged with the Australian Government as it develops its climate change policy response. In addition to recommending a policy approach that is consistent with our principles, we propose that an effective strategy for minimising Australia’s exposure to a future global carbon price includes avoiding the construction of new long-life, carbon emissions-intensive assets where affordable low-carbon alternatives are available, especially in the power and building sectors.

Reducing energy and GHG emissions

We continue to strive for significant reductions in energy consumption and GHG emissions, in line with and above our FY2012 targets. In FY2011, both carbon-based energy intensity and GHG emissions intensity were lower than the FY2006 baseline, by 17 per cent and 18 per cent respectively against a target of 13 per cent and six per cent. This was primarily driven by the agreement to use hydroelectric power at the Mozal aluminium smelter, in Mozambique, which now provides more than 98 per cent of the smelter’s electricity needs.

Within Australia, in compliance with the national Energy Efficiency Opportunities (EEO) Act 2006, we also implemented a number of energy efficiency measures.

We continue to track progress against our US$300 million commitment to support the implementation of energy efficiency and low GHG emission technologies. To date, we have exceeded our commitment, with US$325 million worth of projects in implementation stages.

Future GHG emissions abatement cost curves

In FY2011, our highest GHG-emitting operations worked to develop GHG emissions abatement cost curves. This work allows our assets to identify opportunities to save GHG emissions.

Energy sourcing and use

We recognise that the need to control carbon dioxide emissions has substantial implications for the use of thermal coal as an energy source. In March 2011, we made a significant investment in natural gas by acquiring all of Chesapeake Energy Corporation’s interests in the US Fayetteville Shale onshore natural gas resource. Our strategy is to invest in natural gas as one of the cleanest burning and lowest carbon dioxide intensity fossil fuels. We recognise that community concern exists over the extraction process, which involves ‘hydraulic fracturing’, and the possibility of groundwater contamination in certain situations. Our shale gas operations will be conducted to the same standards as all other BHP Billiton Petroleum operations, with the same goal of protecting the health and safety of our people, the environment and our communities.

2.8.5    Managing our water use

Water is an essential resource for all of our operations and production can be impacted by both the quality and quantity of water available. More importantly, the communities within which we operate rely on having access to clean, safe drinking water. This is critical to sustaining local health, industry and a sound environment.

Water management as a global issue

The mining and minerals processing industry uses a wide variety of water sources for a range of purposes. As with GHG emissions, water management is an issue that extends beyond BHP Billiton boundaries. Water risks also vary from region to region and therefore cannot be addressed through a ‘one-size-fits-all’ solution, which makes managing our water use a consistently complex and critical task.

Water has social, cultural, environmental and economic value at a local, regional, national and international level and is therefore critical to maintaining a ‘social licence to operate’. We support the priority considerations of strategic water planning, improving operational performance through effective water management, identifying conservation opportunities and promoting industry projects.

Addressing the issue

Water stress is defined as a ‘situation of actual or potential adverse impact on water availability for potable, agricultural, environmental or cultural needs’. In FY2011, we intensified our focus on addressing water stress and quality, which will allow us to reduce our use of water that is most likely to compete with human or environmental needs.

Our material sites are those where high-quality water use exceeds, or is anticipated to exceed, 3,000 megalitres per annum for an operation or project, or where water management may be a material risk issue. By developing water reduction cost curves at our most material sites, we identified opportunities including water substitution and water stewardship, both of which lend themselves readily to our expanded focus on high-quality water and alleviating water stress.

Managing water within our operations

In accordance with our Environment GLD, we are implementing water management plans at all our operations, including controls to mitigate the impacts of water use and discharge. It is expected that these controls are monitored and reviewed to verify their effectiveness. Additional controls are expected to be implemented at our material sites.

In recognition that water is a critical input for our mining, smelting, refining and petroleum businesses, we continue to identify opportunities for water re-use or recycling, efficient use and responsible wastewater disposal.

Managing wastewater and related waste

Mining operations produce large quantities of mineral waste that may include waste rock, tailings and slag, which need to be effectively managed to control potential environmental impacts. Our operations have waste management plans to minimise the waste generated and mitigate its impact, in accordance with the Environment GLD, which also stipulates that operations monitor transport and disposal of waste to ensure regulatory requirements are met throughout the waste cycle.

Tailings dams are also assessed to manage the risk of failure. Tailings dams are typically unlined and are designed and operated to well-established engineering standards. Mineral wastes are analysed for physical and geochemical characteristics to identify potential impacts arising from erosion, acid rock drainage, salinity, radioactivity and metal leaching.

Developing new water accounting standards

Unlike the more developed accounting approach to GHG emissions, there is not yet an internationally consistent approach to water accounting, which adds to the complexity of finding solutions to address water quantity and quality concerns. We are working with the Minerals Council of Australia to develop the Water Accounting Framework, an industry-wide approach to water reporting and accounting. The framework seeks to establish a nationally consistent water accounting and reporting framework for the minerals industry, which will lead to improved data transparency and water management.

2.8.6    Enhancing biodiversity and land management

Securing access to land and managing it effectively are essential components of our commitment to operate in a responsible manner. We fully appreciate the importance of protecting biodiversity and we also recognise the increasing competition for land and the challenge this presents to all land users.

Our approach to biodiversity and land management

We take a holistic approach to managing land and biodiversity, which means we assess and manage the potential impacts of our operations throughout their life cycle, across social, environmental and economic spheres. We have minimum requirements of all BHP Billiton operations that include adhering to a formal hierarchy process that begins with avoiding disturbance, followed by mitigating negative impacts, rehabilitating the environment and undertaking compensatory actions.

We recognise that effective land management is about optimising all land uses within a given region, whether they are for the provision of mining, industrial, agricultural or environmental services. Obtaining community support is most challenging when there is strong competition for the use of the land, such as a competition between resource development and agriculture.

Over the years, we have made a number of commitments with regard to protected areas and threatened species. In addition, our operations have land management plans, in accordance with the Environment GLD, that include baseline and impact assessments, implementation of controls to mitigate impacts on biodiversity and other ecosystem services, and monitoring programs to ensure the controls are effective.

Contributing to conservation

Biodiversity, and the ecosystem services it provides, is being lost at an accelerated rate due to human activities. In recognition of this, Conservation International and BHP Billiton from July 2011 embarked on a five-year alliance to deliver significant and lasting benefits to the environment by preserving land of high conservation value in key regions where BHP Billiton operates. This outcome will be achieved in collaboration with local partners.

In addition, Conservation International will provide technical and professional expertise to BHP Billiton aimed at contributing to improved approaches to land management across our Group.

Managing land rehabilitation and mine closures

Our Sustainability Framework in the Appendix of our 2011 Sustainability Report outlines the key Health, Safety, Environment and Community performance requirements that are incorporated into the planning of development projects, through operation and into closure. Significant projects are governed by the performance requirements of our project management GLDs. HSEC risks, legislated obligations and stakeholder requirements are important inputs to the project planning and execution process.

Once in operation, our assets undertake annual life of asset planning, a process that incorporates all aspects of the business. In FY2011, detailed closure planning requirements were integrated into the Directional Planning GLD, with each asset required to develop a closure plan as part of their life of asset plan. In addition, a new audit process was implemented focusing on closure planning, cost estimation and closure valuation at operating assets.

We are responsible for a number of legacy operations that are in various stages of decommissioning, rehabilitation or post-closure care and maintenance. The HSEC audit program covers the activities of these closed operations. Closure plans provide the basis for estimating the financial costs of closure and the associated accounting closure and rehabilitation provisions. Information on our closure and rehabilitation provisions can be found in note 18 ‘Provisions’ of the attached financial statements.

Managing our responsibilities

Our approach to land compensation is undertaken on a case-by-case basis. We first consider what land we need. We then look at our possible impacts on that land, both short term and long term, the present and past use of the land and the effects that our use may have on biodiversity and the associated ecosystem services, as well as existing land owners and occupiers.

We implement compensatory activities where residual impacts exceed the acceptable level of impact to biodiversity, land use, watersheds and/or water sources.

When financial compensation is appropriate, we take into account relevant legislative requirements, industry practices, standards or norms that may exist within a country or region and any special circumstances that may apply. In some countries and regions, legislation prescribes who is to be paid land compensation, the amount, what it is for and how it is to be calculated. In other places, compensation may be by negotiation with the affected parties.

2.8.7    Ensuring meaningful engagement with our stakeholders

Engaging openly with our host communities, governments and other key stakeholders is critical if we are to make a positive contribution to the lives of people who live near our operations and to society more broadly. Only through meaningful engagement are we able to understand and address potential impacts and concerns about our projects and operations and create opportunities that are aligned with the interests of the affected people.

Our stakeholders

We define stakeholders as those who are potentially impacted by our operations, or who have an interest in what we do, or who have an influence over what we do. Our key stakeholders include: the investment community; shareholders; customers; media; business partners; employees and contractors; local and Indigenous communities; industry associations; suppliers; governments and regulators; non-government organisations (NGOs); and labour unions.

Systems to ensure dialogue is regular, ongoing and effective

We seek to build trust with our stakeholders at the earliest possible stage of a project’s life. Our Community GLD stipulates that our operations implement a stakeholder engagement management plan, which is to be in place from a project’s exploration phase. The plans identify stakeholders, describe their interests and relationships and contain a range of culturally appropriate engagement activities to encourage open communication.

Engagement activities vary from monthly meetings to open public forums, with topics ranging from town amenity and housing to impacts of growth and expansion projects, contractor management, security, cultural issues and social development. Our responses to concerns or complaints are recorded, as are any commitments we may make.

Operations measure the effectiveness of their stakeholder engagement by conducting community perception surveys in their communities, which, since FY2010, have become mandatory every three years. These surveys provide a valuable external perspective of the quality of our engagement and whether our stakeholders believe we are doing what we say we will do.

Resolving complaints

Our operations are currently implementing local-level processes to facilitate resolution of complaints and grievances, as required by our Community GLD. As part of this process, all complaints and grievances are required to be acknowledged, documented and investigated. Appropriate remedial actions are undertaken where a complaint is legitimate, complainants are promptly advised of the remedial action and outcomes are documented. More robust processes are to be established in countries with high levels of corruption or conflict.

We continue to learn from our experience

Our history contains both positive and challenging examples of community engagement. We continue to learn from those experiences and to build the capacity of people within our community teams to improve outcomes for our stakeholders. Our aim is to develop and sustain meaningful and trusting relationships with people impacted by and interested in our business.

Engaging with NGOs through the Forum on Corporate Responsibility

In addition to building relationships with stakeholders locally, engagement with civil society is highly valued by our senior management. In 1999, we established the Forum on Corporate Responsibility as a mechanism by which representatives from NGOs could discuss, challenge and actively influence the Group’s approach to sustainable development issues.

In FY2011, the Forum comprised five members of our GMC and 11 leaders from NGOs, who represent current views on environment, socio-economic, geopolitical and ethical issues. The NGO members have extensive experience in regions where we have business interests, including Chile, Colombia, west Africa, Australia and the United Kingdom. The Group CEO chairs the meetings, which were held twice during FY2011.

While the Group is not bound by the advice of the Forum and the Forum does not necessarily endorse the Group’s decisions, the meeting discussions are robust and give our executives an insight into society’s current priorities and a chance to understand and debate issues from a range of viewpoints.

Issues discussed by the Forum in FY2011 included: proposed changes in external regulations; standards and policies such as free, prior and informed consent (FPIC); revenue transparency; carbon-related issues; the development of the Group’s new public targets; strategic discussions on topics such as the Group’s role in the world’s future energy challenges; and how we can best contribute to the development of communities and, more broadly, to society.

Engaging early in the project life cycle on customary rights

At a very early stage in a project, before any substantive work is carried out on the ground, we seek to identify any landowners, occupiers and users who may be affected by the project’s activities.

Where land may be used for customary purposes and there may be no formal titles issued, this information is sought from relevant government authorities with responsibilities for customary land uses and any Indigenous peoples’ representative organisations, such as land and tribal councils. Further enquiries are also made directly with the people in the area. Specific surveys are commissioned to identify the customary owners and how the land is being used. Depending on circumstances, these surveys are likely to occur at the exploration stage.

Knowing who owns and uses the land is critical to an effective community consultation and engagement program. It helps to ensure that affected people are fully aware of the project and that they have an opportunity to express their concerns and aspirations. Arising from this engagement, the work plan may be amended to reduce potential impacts on landowners and users.

Committed to broad-based community support

We require that any new greenfield project or significant expansion project obtains broad-based community support – defined as support from the majority of stakeholders – before proceeding. Broad-based community support is distinct from achieving FPIC, which we seek when it is mandated and defined by law.

2.8.8    Understanding and managing our human rights impact

We are committed to operating in accordance with the United Nations Universal Declaration of Human Rights and the Global Compact. Our Charter values and the Code of Business Conduct, in conjunction with policies and standards that accord with international laws and regulations and strong leadership, support this commitment. We have a responsibility to understand our potential impacts on human rights and to mitigate or eliminate them.

Our human rights due diligence process

As part of our human rights due diligence process, we require all operations to identify and document key potential human rights risks by completing a human rights impact assessment. The process includes a review of policies, procedures, practice and performance. Stakeholder participation forms an important part of the process and the assessments are validated by a human rights specialist. Material risks are then managed through action plans, which require employees and contractors to receive human rights training.

In an effort to increase the focus on human rights due diligence in FY2011, completion of the assessments was included as a key performance indicator (KPI) for the GMC.

Security forces and human rights

Our Asset Protection GLD requires that all our operations have in place preventative controls and a security management plan to address any potential security risks to our personnel and property.

The Voluntary Principles (VPs) on Security and Human Rights require organisations to act in a manner consistent with the laws of the local country while promoting the observance of applicable international law enforcement principles. The VPs acknowledge that security and respect for human rights can and should be consistent. As a signatory to and participant in the VPs, we take into account these expectations when developing in-country security plans.

To protect our people and our assets, we employ public and private security agencies. Regardless of their location, we stipulate that these agencies comply with the requirements and intent of the VPs.

Security and country risk

The nature of our business and our global footprint often see our people working in countries where there is potential exposure to personal and business risk. We require each country to be assessed for the degree of risk associated with visiting, exploring and operating, with appropriate plans in place to mitigate identified risks.

Occasionally, it is necessary to provide armed security protection for the safety of our personnel. Firearms are only to be deployed under a set of approved rules of engagement where it is necessary to protect a human life, for stewardship requirements (such as injured livestock management) or as a means of last resort when threatened by dangerous wildlife.

2.8.9    Making a positive contribution to society

As a large organisation, we have an economic and social responsibility to make a positive contribution to the communities, regions and countries where we operate.

Our broad socio-economic contribution

At a global level, we are active participants in industry and sustainable development forums such as the International Council on Mining and Metals (ICMM) and we are members of the World Business Council for Sustainable Development (WBCSD). Our aim is to advocate continual improvement of standards and performance across our sector.

We actively seek to understand our socio-economic impact on local communities and host regions through our participation in the ICMM’s multi-stakeholder Resource Endowment initiative (REi). The initiative aims to enhance the mining industry’s socio-economic contribution to the countries and communities where organisations such as BHP Billiton operate by better understanding the factors that either inhibit or promote social and economic development linked to large-scale mining projects.

Nationally and regionally, we contribute taxes and royalties to governments that, in turn, provide infrastructure and services to their constituents, and we often develop infrastructure ourselves that provides community, as well as business, benefits. Examples include airports, roads, community childcare centres and medical clinics.

Training and employing local people is important to us; however, our ability to have a significant impact on unemployment is limited by the nature of our operations, which are highly technical and mechanised. We make a broader economic contribution via indirect employment, where we focus on building the capacity of local businesses to provide us with a diverse range of services and products.

We also invest in community projects that are aimed at having long-lasting, positive impacts on people’s quality of life. This includes implementing new, and supporting existing, community projects in the areas of education, health and environment.

Economic value

Economic value for regional economies is generated through revenues, operating costs, employee compensation, donations and other community investments, retained earnings and payments to capital providers and to governments.

Community development

Our community development programs are driven by our desire to improve the quality of life of people in our host communities. Our operations implement their programs using community development plans that have been developed in consultation with local stakeholders. The plans are formulated from data gathered from an impacts and opportunities assessment and a baseline social study that includes education, health and environment quality of life indicators. The requirement that this occurs in all our operations is part of the implementation of GLDs.

Community development projects are selected on the basis of their capacity to impact positively on the quality of life indicators. We monitor progress by tracking changes in these indicators every three years. All community projects are assessed in relation to anti-corruption requirements prior to approval and are implemented in accordance with the ethical requirements in the Code of Business Conduct. This approach is mandated under the Community GLD.

During FY2011, our voluntary community investment totalled US$195.5 million, comprising cash, in-kind support and administrative costs and included a US$30 million contribution to our UK-based charitable company, BHP Billiton Sustainable Communities.

The cash component of our FY2011 community investment of US$149.1 million comprises:

•	direct investment in community programs made from BHP Billiton companies on an equity share basis;

•	contributions to the Group’s charitable foundations, excluding BHP Billiton Sustainable Communities;

•	the Enterprise Development and Socio-economic Development components of our Broad-Based Black Economic Empowerment programs in South Africa.

Local procurement

Due to the scale of our operations, we create a strong demand for products and services. We recognise the potential benefit that supporting local businesses to meet this demand can bring to our host communities and regions. Our approach is to source locally if a product or service that meets our requirements is available locally.

2.8.10    Reporting transparently and behaving ethically

Founded on Our Charter values, the Code of Business Conduct represents our unqualified commitment to uphold ethical business practices. The Code of Business Conduct sets standards of behaviour for how we should work. In following these standards our people can be confident they are working in the right way.

Upholding the Code of Business Conduct

We recognise that at times our people may find themselves in situations where complying with the Code of Business Conduct may appear to conflict with the ability to win or retain business. The Code of Business Conduct makes it clear that no employee may allow anything – meeting production, competitive instincts or even a direct order from a manager – to compromise the commitment to working with integrity.

To ensure the requirements of the Code of Business Conduct are effectively communicated across BHP Billiton, each business leader has the responsibility for ensuring that all employees and agency contractors attend an annual face-to-face meeting to discuss the Code. A training and communication plan for each business and function is completed and executed each year. Business leaders report against these requirements on an annual basis and retain records of training undertaken.

The Code of Business Conduct is supported by the Business Conduct Advisory Service, which includes a multilingual, 24-hour hotline and online case management system. The general public is also able to access the Service via the hotline or the internet. In FY2011, 474 cases, as well as 144 service contacts were recorded. An annual reporting cycle assists us to identify trends and patterns of reported incidents.

Anti-corruption

Regardless of the country or culture within which our people work, the Code of Business Conduct prohibits corrupt practices to further BHP Billiton’s goals. The Code of Business Conduct requires appropriate due diligence in selecting and engaging third parties, the maintenance of accurate and reasonably detailed records of expenditures and the implementation and maintenance of specific approval requirements for corruption sensitive transactions.

We also now prohibit the making of facilitation payments, which are payments involving small sums to low-level government officials to obtain routine services to which we are otherwise legally entitled.

Transparently reporting taxes

We support the Extractive Industries Transparency Initiative (EITI), an international initiative dedicated to the enhancement of transparency around the payments of taxes and royalties derived from resource development. In line with our support for the EITI, we have reported this data on a country-by-country basis in our 2011 Sustainability Report. We have broken the data down into the taxes and royalty payments that we make as BHP Billiton (e.g. corporate income taxes and royalties) and those that we collect on behalf of employees.

Product stewardship

As our primary activities are in the extraction (and, in some cases, processing) stages of a product’s life cycle, we recognise that the majority of the life cycle of our products occurs after the point of our immediate activity. We also recognise there is strong business merit in implementing product stewardship programs in collaboration with other players in the life cycles of each of our products. We seek to work with those involved in the life cycles of our products and by-products to enhance performance along the supply chain and promote the responsible use and management of those products to minimise harm to people and the environment.

As a member of the International Council on Mining and Metals (ICMM), we have also committed to implementing the ICMM Sustainable Development Framework, which requires that we facilitate and encourage responsible product design, use, re-use, recycling and disposal of our products.

Our products are required to have a specific materials safety data sheet (MSDS). These MSDSs outline the relevant health, safety and environment aspects of the product and are provided to both the customer and the transporter delivering our products to our customers.

2.8.11    Effectively managing our material risks

Identifying and managing material risk is a fundamental part of any business and, for BHP Billiton, this includes focusing on sustainability-specific risks for our people, the environment and our host communities.

Our approach to risk management

Our approach to governance and risk management processes is based on a precautionary approach to achieving business outcomes. A broader discussion of our risk management approach is provided in section 5.6. We have processes in place to ensure the management of material risk is approached consistently across the Group. The Group Risk Management Policy and GLDs work together to embed risk management into our business activities, functions and processes.

Assessing material risks and setting appropriate controls

We mandate materiality and tolerability criteria to identify material risk issues that consider non-financial impacts such as health and safety, social and cultural, reputation, legal and environmental impacts. The severity of any risk event is assessed according to a matrix that describes the degree of harm, injury or loss from the most severe impact associated with that risk event, assuming reasonable effectiveness of controls.

Risk management plans are established to assess, control, mitigate and monitor material risk issues. In FY2011, BHP Billiton increased the emphasis on establishing performance standards for material risk critical controls and ensuring these standards are effectively implemented through a GMC KPI. The KPI stipulates that individual BHP Billiton assets develop performance standards for safety-related material risks.

The objectives of the risk assessment process are to understand the nature and tolerance of material risk issues for the Group, and ensure material risks are well controlled through the development and monitoring of critical controls.

Our Group HSEC material risks range from financial and reputation issues to potential impacts from changes in regulations relevant to our products. For example, as a major producer of carbon-related products, an area where regulatory standards and expectations are emerging, we may be exposed to increased litigation, compliance costs and unforeseen environmental rehabilitation expenses.

Potential events that may materially impact our operations include rockfalls in underground mines, aircraft incidents, vehicle and mobile equipment incidents, well blowouts, explosions or gas leaks, uncontrolled tailings breaches, escape of polluting substances or hydrocarbons, human rights breaches, community protests or civil unrest. Unanticipated long-term health impacts due to potential work exposures as well as infectious diseases and pandemics pose potential risks and these effects may create future lost time and/or financial compensation obligations. Additionally, the dissatisfaction of our host communities regarding our impacts may potentially affect costs and production and in extreme cases viability; and changing legislative requirements and compliance issues may affect our financial results.

Failure to manage these risks has the potential to adversely affect our reputation and licence to operate.

Following the oil spill from BP’s Macondo well in the Gulf of Mexico in April 2010, BHP Billiton Petroleum reviewed its deepwater drilling safety standards. The effectiveness of our existing controls was enhanced in the area of worst-case discharge scenario planning. This involved developing and implementing a consistent modelling methodology.

Assessing risk when entering a new country

The performance measure we have set under the Country Risk Management GLD is that in countries of extreme or high governance risk, proposed new activities that expose the Group to a material risk issue – such as a reputation, legal or business conduct impact – will be assessed to ensure a tolerable risk profile. New activities may include establishing new trade agreements, undertaking new community investment programs or interactions with government officials. Consideration is given to the application of the Code of Business Conduct and compliance with legislation, including anti-corruption and potential application of any UN, EU, Australian or US government sanctions or trade embargos.

2.9    Employees

People are the foundation of our business and underpin our success. We value our people and encourage the development of talented and motivated individuals to support the continued performance and growth of our diverse operations. It is our aim as an organisation to strive to build a sense of purpose and achievement amongst all of our people in the work we do.

By working to Our Charter we align our people around our common purpose and values. We all use Our Charter as a vital reference point for how we do business, wherever we are in the world, and whatever work we do.

Our organisation is structured in four component parts: CSGs, Minerals Exploration, Marketing and Group Functions.

Each part of our organisation has a clear mandate that sets out the scope of responsibilities and accountabilities. For further information about our employees, refer to section 2.8.3.

In FY2011, we had an average of 40,757 employees working in more than 100 locations worldwide. We had an average of 64,548 contractors globally. The multitude of cultures and nationalities represented offer a diversity that enriches the working lives of all.

The table below provides a breakdown of the average number of employees, in accordance with our International Financial Reporting Standards (IFRS) reporting requirements, which includes our proportionate share of jointly controlled entities’ employees and Executive Directors, by CSG for each of the past three financial years.

CSG	FY2011	FY2010	FY2009
Petroleum	2,308	2,178	2,105
Aluminium	4,599	4,471	4,938
Base Metals	7,602	7,434	7,731
Diamonds and Specialty Products	1,737	1,689	1,923
Stainless Steel Materials	3,412	3,481	4,039
Iron Ore	4,047	3,624	3,254
Manganese	2,426	2,549	2,532
Metallurgical Coal	4,019	3,533	3,892
Energy Coal	8,752	8,762	8,437
Group and unallocated	1,855	1,849	2,139

Total (1)	40,757	39,570	40,990

(1)

Average employee numbers include Executive Directors, 100 per cent of employees of subsidiary companies and our share of proportionally consolidated entities and operations. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership. Contractors are not included.

The table below provides a breakdown of our average number of employees by geographic location for each of the past three financial years.

	FY2011	FY2010	FY2009
Africa	10,061	10,622	10,755
Asia	970	816	1,254
Australasia	16,290	15,178	15,697
Europe	492	515	563
North America	3,168	2,971	2,824
South America	9,776	9,468	9,897

Total	40,757	39,570	40,990

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

2.10.2    DLC structure

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

The conditions have effect indefinitely, subject to amendment of the Australian Foreign Acquisitions and Takeover Act 1975 or any revocation or amendment by the Treasurer of Australia. If BHP Billiton Limited no longer wishes to comply with these conditions, it must obtain the prior approval of the Treasurer. Failure to comply with the conditions attracts substantial penalties under the Act.

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

2.11.1    DLC agreements

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

The effect of each of these agreements and the manner in which they operate are described in section 2.10 of this Report.

2.11.2    Merger Agreement with Petrohawk Energy Corporation

The Offer

On 14 July 2011, BHP Billiton Limited, BHP Billiton Petroleum (North America) Inc. (Parent), North America Holdings II Inc., (Purchaser) and Petrohawk Energy Corporation, (Petrohawk), entered into an Agreement and Plan of Merger (Merger Agreement), pursuant to which Purchaser commenced an offer (Offer) to acquire all of the outstanding shares of Petrohawk’s common stock, par value US$0.001 per share (Shares), for US$38.75 per Share, net to the seller in cash (Offer Price), without interest.

The Merger and the Top-Up Option

The Merger Agreement also provides that, following consummation of the Offer and satisfaction or waiver of certain customary conditions, Purchaser will be merged with and into Petrohawk (Merger), with Petrohawk surviving as a wholly owned subsidiary of Parent. Upon completion of the Merger, each untendered Share outstanding immediately prior to the effective time of the Merger (excluding those Shares that are held by (i) Parent, Petrohawk or their respective wholly owned subsidiaries and (ii) stockholders of Petrohawk who properly demand appraisal in connection with the Merger under the Delaware General Corporation Law (DGCL) will be converted into the right to receive the Offer Price.

If Purchaser holds 90 per cent or more of the outstanding Shares following the consummation of the Offer (Short-Form Threshold), the parties will effect the Merger as a short-form merger under the DGCL without the need for approval by Petrohawk’s stockholders. In addition, subject to the terms of the Merger Agreement and applicable law, Petrohawk has granted Purchaser an irrevocable option (Top-Up Option), exercisable after consummation of the Offer, to purchase from Petrohawk that number of Shares as would be necessary for Parent and its affiliates to own one Share more than the Short-Form Threshold. If the Offer is consummated but the Short-Form Threshold is not attained, Petrohawk, Parent and Purchaser will effect the Merger following stockholder approval, either pursuant to an action by written consent or a special stockholders’ meeting. In either case, Purchaser will vote all Shares it acquires pursuant to the Offer in favour of the adoption of the Merger Agreement, thereby assuring approval.

Conditions to the Offer

Consummation of the Offer is subject to several conditions, including: (i) that a majority of the Shares outstanding (generally determined on a fully diluted basis) be validly tendered and not properly withdrawn prior to the expiration date of the Offer (as such expiration date may be extended pursuant to the Merger Agreement);

(ii) clearance from the Committee on Foreign Investment in the United States; (iii) the absence of a material adverse effect on Petrohawk; and (iv) certain other customary conditions. The Offer is not subject to a financing condition.

Representations and Warranties, Covenants, Termination Fee

Petrohawk has made customary representations, warranties and covenants in the Merger Agreement. Petrohawk’s covenants include covenants relating to Petrohawk’s conduct of its business between the date of the Merger Agreement and the closing of the Merger, restrictions on soliciting proposals for alternative transactions, public disclosures and other matters. The Merger Agreement contains certain termination rights of Parent and Petrohawk and provides that, upon the termination of the Merger Agreement under specified circumstances, Petrohawk will be required to pay Parent a termination fee of US$395 million.

The Petrohawk Board Recommendation

The board of directors of Petrohawk resolved to recommend that stockholders of Petrohawk tender their Shares into the Offer and, if necessary, vote to adopt the Merger Agreement.

The foregoing description of the Offer, the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Completion of the Offer

On 21 August 2011, we announced that at the end of Friday, 19 August 2011, approximately 293.9 million Petrohawk shares had been validly tendered and not withdrawn, including approximately 36 million Petrohawk shares tendered by guaranteed delivery. The tendered shares represented 97.4 per cent of the outstanding shares of Petrohawk, thus satisfying the Short-Form Threshold provision of the Merger Agreement. We also announced that following payment for all shares validly tendered and not withdrawn, we expected to effect a short-form merger under Delaware law as promptly as possible.

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

A description of Joint Electorate Actions and Class Rights Actions is contained under the heading ‘Equalisation of economic and voting rights’ in section 2.10.2 of this Report.

2.12.1    Directors

The management and control of the business and affairs of BHP Billiton are vested in the Board of Directors, which may exercise all powers of BHP Billiton, other than what is required to be exercised or done by BHP Billiton in a general meeting.

2.12.2    Power to issue securities

BHP Billiton may, pursuant to the Constitution and Articles of Association, issue any shares or other securities (including redeemable shares) with preferred, deferred or other special rights, obligations or restrictions as and when the Directors may determine and on any other terms the Directors consider appropriate, provided that any such issue:

•	does not affect any special rights conferred on the holders of any shares;

•	is subject to the provisions regarding shareholder approval in the Constitution and Articles of Association.

The rights attaching to a class other than ordinary shares are expressed at the date of issue.

2.12.3    Restrictions on voting by Directors

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

2.12.4    Loans by Directors

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

2.12.5    Retirement of Directors

In August 2011, the Board adopted a policy consistent with the UK Corporate Governance Code, under which all Directors must, if they wish to remain on the Board, seek re-election by shareholders annually. This new policy will take effect at the 2011 Annual General Meetings, and replaces the previous system, as set out in the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc, under which Directors were required to submit themselves to shareholders for re-election at least every three years.

2.12.6    Rights attaching to shares

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

As described under the heading ‘Equalisation of economic and voting rights’ in section 2.10.2 of this Report, certain matters may be decided as Joint Electorate Actions or Class Rights Actions. Any matter considered by shareholders at an Annual General Meeting of BHP Billiton Limited or BHP Billiton Plc constitutes a Joint Electorate Action and shall therefore be decided on a poll. Therefore, in practice, generally all items of business at Annual General Meetings proceed directly to poll.

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

2.12.7    Right on a return of assets on liquidation

On a return of assets on liquidation of BHP Billiton Limited, the assets of BHP Billiton Limited remaining available for distribution among shareholders, after giving effect to the payment of all prior ranking amounts owed to all creditors and holders of preference shares, shall be applied in paying to the holders of the BHP Billiton Limited Special Voting Share and the Equalisation Share (if any) an amount of up to A$2.00 on each such share, on an equal priority with any amount paid to the holders of BHP Billiton Limited ordinary shares, and any surplus remaining shall be applied in making payments solely to the holders of BHP Billiton Limited ordinary shares in accordance with their entitlements.

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

•

To the holders of the BHP Billiton Plc ordinary shares and to the holders of the BHP Billiton Plc Special Voting Share and the Equalisation Share , the payment out of surplus, if any, remaining after the distribution above of an equal amount for each BHP Billiton Plc ordinary share, the BHP Billiton Plc Special Voting Share and the Equalisation Share, if issued, subject to a maximum in the case of the BHP Billiton Plc Special Voting Share and the Equalisation Share of the nominal capital paid up on such shares.

2.12.8    Redemption of preference shares

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

The preference shares are to confer on the holders:

•

the right (on redemption and on a winding-up) to payment in cash in priority to any other class of shares of (i) the amount paid or agreed to be considered as paid on each of the preference shares; (ii) the amount, if any, equal to the aggregate of any dividends accrued but unpaid and of any arrears of dividends;

•	the right, in priority to any payment of dividend on any other class of shares, to the preferential dividend.

There is no equivalent provision in the Articles of Association of BHP Billiton Plc although as noted in section 2.12.2 above, BHP Billiton can issue preference shares which are subject to a right of redemption on terms the Board considers appropriate.

2.12.9    Capital calls

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

2.12.10    Borrowing powers

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

2.12.12    Conditions governing general meetings

All provisions relating to general meetings apply with any necessary modifications to any special meeting of any class of shareholders that may be held. Therefore, the following information relates equally to general meetings and any special meeting of any class of shareholders.

The Board may and shall on requisition in accordance with applicable laws call a general meeting of the shareholders at the time and place or places and in the manner determined by the Board. No shareholder may convene a general meeting of BHP Billiton except where entitled under law to do so. Any Director may convene a general meeting whenever the Director thinks fit. General meetings can also be cancelled, postponed or adjourned. Notice of a general meeting must be given to each shareholder entitled to vote at the meeting and such notice of meeting must be given in the form and manner in which the Board thinks fit. Five shareholders of the relevant company present in person or by proxy constitute a quorum for a meeting. A shareholder who is entitled to attend and cast a vote at a general meeting of BHP Billiton may appoint a person as a proxy to attend and vote for the shareholder in accordance with the law.

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

Share control limits imposed by the Constitution and the Articles of Association, as well as relevant laws, are described in sections 2.7 and 2.10.2 of this Report.

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

BHP Billiton Limited and BHP Billiton Plc both file annual and special reports and other information with the US Securities Exchange Commission (SEC). You may read and copy any document that either BHP Billiton Limited or BHP Billiton Plc files at the SEC’s public reference room located at 100 F Street, NE, Room 1,580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 or access the SEC website at www.sec.gov for further information on the public reference room. The SEC filings of BHP Billiton Limited since December 2002, and those of BHP Billiton Plc since October 2003, are also available on the SEC website.

2.13    Reserves

2.13.1    Petroleum reserves

Reserves and production

BHP Billiton Petroleum reserves are estimated and reported according to SEC standards. For FY2011, our proved oil and gas reserves have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X. Proved oil and gas reserves are those quantities of crude oil, natural gas and natural gas liquids (NGL), which, by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs, and under existing economic conditions, operating methods and government regulations. Unless evidence indicates that renewal is reasonably certain, estimates of economically producible reserves only reflect the period before the contracts providing the right to operate expire. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence within a reasonable time. Developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods and through installed extraction equipment and infrastructure operational at the time of the reserve estimate if the extraction is by means not involving a well. As specified in Rule 4-10(a) of Regulation S-X, oil and gas prices are taken as the unweighted average of the corresponding first day of the month prices for the 12 months prior to the ending date of the period covered.

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

Proved reserves are estimated by reference to available seismic, well and reservoir information, including production and pressure trends for producing reservoirs and, in some cases, to similar data from other analogous, producing reservoirs. Proved reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution, and for which applicable government and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves only include volumes for which access to market is assured with reasonable certainty. All proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans.

The Petroleum Reserves Group (PRG) is a dedicated group that provides overall oversight of the reserves assessment and reporting processes. It is independent of the various asset teams directly responsible for development and production activities. The PRG is staffed by individuals averaging over 30 years experience in the Oil and Gas industry. The Manager of the PRG is the individual primarily responsible for overseeing the preparation of the reserves estimate. He has an advanced degree in engineering and over 30 years of diversified industry experience in reservoir engineering, reserves assessment, and technical management. He is a 30+ year member of the Society of Petroleum Engineers (SPE). No part of the individual compensation for members of this group is dependent on reported reserves.

During FY2011, Petroleum added 599 million barrels of oil equivalent (MMboe)(1) of proved oil and gas reserves. The largest component was the acquisition of the Fayetteville Shale gas assets accounting for 415 MMboe of proved developed and undeveloped reserves. Excluding this purchase, Petroleum added 184 MMboe of proved reserves, replacing 115 per cent of sales of 159 MMboe. For the first time, Petroleum added 91 MMboe proved reserves effective 30 June 2011 associated with future production that will be consumed in operations (typically fuel gas). The remaining additions during the year were comprised of revisions of 49 MMboe that resulted from analysis of performance and drilling results affecting previous assessments, improved recovery additions of 23 MMboe and extensions of 21 MMboe, with the largest portion associated with commitment to the development of additional production capability in the North West Shelf gas project. Improved recovery reserves were added at the Shenzi project in the Gulf of Mexico where pressures encountered by the first injection well established connectivity to offset producers. Based on a combination of high resolution seismic interpretation and engineering analysis, as well as comparison with water injection projects in other Miocene sands in the area, the incremental impact of the one current water injector was estimated at 23 MMboe.

Petroleum’s reserves are estimated as of 30 June 2011. For the first time the Group engaged the services of Netherland, Sewell & Associates, Inc. (NSAI), an independent petroleum engineering firm, to estimate the reserves for the newly acquired Fayetteville Shale gas assets. Those reserves represent approximately 24 per cent of the Group’s total proven reserves on a boe basis (35 per cent of proven gas reserves) and are incorporated in the summary tables below. A copy of NSAI’s report has been filed as an exhibit to our Annual Report filed on Form 20-F. As noted therein, Fayetteville project undeveloped reserves are estimated based on specific drilling locations expected to be drilled at the current rate within the next five years, current government regulations and a FY2011 Henry Hub reference price of US$4.21 per Million British Thermal Units (MMBtu), as adjusted for transportation fees and regional price differentials, among other assumptions.

As in previous years, reserve assessments for all other Petroleum properties were conducted by technical staff within the operating organisation. These individuals meet the professional qualifications outlined by the Society of Petroleum Engineers, are trained in the fundamentals of SEC reserves reporting and the corporate reserves processes and are endorsed by the PRG. Each reserve assessment is reviewed annually by the PRG to ensure technical quality, adherence to internally published Petroleum CSG Guidelines and compliance with SEC reporting requirements. Once endorsed by the PRG, all reserves receive final endorsement by senior management and the corporate Risk and Audit Committee prior to public reporting. Our internal Group Audit Services provides secondary assurance of the oil and gas reserve reporting processes through annual audits.

These results are summarised in the tables below which detail estimated oil, condensate, NGL and natural gas reserves at 30 June 2011, 30 June 2010 and 30 June 2009, with a reconciliation of the changes in each year. Reserves have been calculated using the economic interest method and represent net interest volumes after deduction of applicable royalty. Reserves include quantities of oil, condensate, NGL and gas that will be produced under several production and risk sharing arrangements that involve the Group in upstream risks and rewards without transfer of ownership of the products. At 30 June 2011, approximately six per cent (2010: six per cent; 2009: seven per cent) of proved developed and undeveloped oil, condensate and NGL reserves and four per cent (2010: five per cent; 2009: five per cent) of natural gas reserves are attributable to those arrangements. Reserves also include volumes calculated by probabilistic aggregation of certain fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserves volumes which may not be realised upon divestment on an individual property basis.

(1)	Total boe conversion is based on the following: 6,000 scf of natural gas equals one boe.

Petroleum Reserves

Millions of barrels	Australia	United States	Other	Total
Proved developed and undeveloped oil, condensate and
NGL reserves (a)(b)
Reserves at 30 June 2008	354.3	197.8	46.5	598.6

Improved Recovery	0.0	0.0	1.2	1.2
Revisions of previous estimates	13.3	5.0	24.0	42.3
Extensions and discoveries	5.9	14.0	0.0	19.9
Purchase/sales of reserves	0.0	0.0	0.0	0.0
Production (c)	(40.4)	(20.9)	(15.1)	(76.4)

Total changes	(21.2)	(1.9)	10.1	(13.0)

Reserves at 30 June 2009	333.1	195.9	56.6	585.6

Improved Recovery	11.0	0.0	0.0	11.0
Revisions of previous estimates	5.9	73.4	(2.4)	76.9
Extensions and discoveries	6.9	49.2	7.5	63.6
Purchase/sales of reserves	0.0	0.0	0.0	0.0
Production (c)	(40.2)	(44.1)	(12.8)	(97.1)

Total changes	(16.4)	78.5	(7.7)	54.4

Reserves at 30 June 2010	316.7	274.4	48.9	640.0

Improved Recovery	0.7	22.0	0.0	22.7
Revisions of previous estimates	2.0	1.6	3.7	7.3
Extensions and discoveries	3.2	1.6	0.2	5.0
Purchase/sales of reserves	0.0	0.0	0.0	0.0
Production (c)	(48.4)	(32.2)	(11.3)	(91.9)

Total changes	(42.5)	(7.0)	(7.4)	(56.9)

Reserves at 30 June 2011 (d)	274.2	267.4	41.5	583.1

Developed
Proved developed oil, condensate and NGL reserves
at 30 June 2008	189.1	90.0	42.0	321.1
at 30 June 2009	182.2	98.7	51.5	332.4
at 30 June 2010	217.1	108.9	44.4	370.4
Developed Reserves at 30 June 2011	176.3	94.8	39.2	310.3

Undeveloped
Proved undeveloped oil, condensate and NGL reserves
at 30 June 2008	165.2	107.8	4.5	277.5
at 30 June 2009	150.9	97.2	5.1	253.2
at 30 June 2010	99.6	165.5	4.5	269.6
Undeveloped Reserves at 30 June 2011	97.9	172.6	2.3	272.8

(a)	Small differences are due to rounding to first decimal place.

(b)	NGL is extracted separately from crude oil and natural gas and reported as a liquid.

(c)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.

(d)	Total proved oil, condensate and NGL reserves include 6.2 million barrels derived from probabilistic aggregation of reserves from reservoirs dedicated to the North West Shelf gas project only.

Billions of cubic feet	Australia (b)	United States	Other	Total
Proved developed and undeveloped natural gas reserves
Reserves at 30 June 2008 (a) (e)	3,756.0	99.6	802.6	4,658.2

Improved Recovery	0.0	0.0	179.5	179.5
Revisions of previous estimates	24.5	1.5	2.7	28.7
Extensions and discoveries	267.5	7.5	0.0	275.0
Purchase/sales of reserves	0.0	(2.4)	0.0	(2.4)
Production (c)	(258.3)	(13.4)	(92.9)	(364.6)

Total changes	33.7	(6.8)	89.3	116.2

Reserves at 30 June 2009 (e)	3,789.7	92.8	892.0	4,774.5

Improved Recovery	40.5	0.0	23.6	64.1
Revisions of previous estimates	94.2	2.2	(51.5)	44.9
Extensions and discoveries	1.6	9.3	0.0	10.9
Purchase/sales of reserves	0.0	0.0	0.0	0.0
Production (c)	(259.7)	(17.7)	(91.3)	(368.7)

Total changes	(123.4)	(6.2)	(119.2)	(248.8)

Reserves at 30 June 2010 (e)	3,666.3	86.6	772.8	4,525.7

Improved Recovery	0.0	3.5	0.0	3.5
Revisions of previous estimates	582.8	197.9	12.4	793.1
Extensions and discoveries	63.7	0.3	31.6	95.6
Purchase/sales of reserves	0.0	2,490.6	0.0	2,490.6
Production (c)	(274.7)	(49.1)	(81.2)	(405.0)

Total changes	371.8	2,643.2	(37.2)	2,977.8

Reserves at 30 June 2011 (d)	4,038.1	2,729.8	735.6	7,503.5

Developed
Proved developed natural gas reserves
at 30 June 2008 (e)	1,882.3	46.4	441.4	2,370.1
at 30 June 2009 (e)	1,899.0	38.5	383.7	2,321.2
at 30 June 2010	1,724.8	30.3	236.8	1,991.9
Developed Reserves at 30 June 2011	1,754.0	1,122.1	719.9	3,596.0

Undeveloped
Proved undeveloped natural gas reserves
at 30 June 2008 (e)	1,873.7	53.2	361.2	2,288.1
at 30 June 2009 (e)	1,890.7	54.3	508.3	2,453.3
at 30 June 2010	1,941.5	56.3	536.0	2,533.8
Undeveloped Reserves at 30 June 2011	2,284.1	1,607.7	15.7	3,907.5

(a)	Small differences are due to rounding to first decimal place.

(b)	Production for Australia includes gas sold as LNG.

(c)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.

(d)	Total proved natural gas reserves include 177.2 billion cubic feet derived from probabilistic aggregation of reserves from reservoirs dedicated to the North West Shelf gas project only.

(e)	Does not include volumes expected to be consumed by operations.

Millions of barrels oil equivalent (a)	Australia	United States	Other	Total
Proved developed and undeveloped oil, condensate, natural gas and NGL reserves (b)
Reserves at 30 June 2008 (e)	980.3	214.4	180.3	1,375.0

Improved Recovery	0.0	0.0	31.1	31.1
Revisions of previous estimates	17.4	5.3	24.5	47.1
Extensions and discoveries	50.5	15.3	0.0	65.7
Purchase/sales of reserves	0.0	(0.4)	0.0	(0.4)
Production (c)	(83.5)	(23.1)	(30.6)	(137.2)

Total changes	(15.7)	(3.0)	25.0	6.4

Reserves at 30 June 2009 (e)	964.7	211.4	205.3	1,381.4

Improved Recovery	17.8	0.0	3.9	21.7
Revisions of previous estimates	21.6	73.8	(11.0)	84.4
Extensions and discoveries	7.2	50.8	7.5	65.4
Purchase/sales of reserves	0.0	0.0	0.0	0.0
Production (c)	(83.5)	(47.1)	(28.0)	(158.6)

Total changes	(36.9)	77.5	(27.6)	12.9

Reserves at 30 June 2010 (e)	927.8	288.8	177.7	1,394.3

Improved Recovery	0.7	22.6	0.0	23.3
Revisions of previous estimates	99.1	34.5	5.9	139.5
Extensions and discoveries	13.9	1.6	5.4	20.9
Purchase/sales of reserves	0.0	415.1	0.0	415.1
Production (c)	(94.2)	(40.3)	(24.9)	(159.4)

Total changes	19.5	433.5	(13.6)	439.4

Reserves at 30 June 2011 (d)	947.3	722.3	164.1	1,833.7

Developed
Proved developed oil, condensate and NGL reserves
at 30 June 2008 (e)	502.8	97.7	115.6	716.1
at 30 June 2009 (e)	498.7	105.1	115.5	719.3
at 30 June 2010	504.6	114.0	83.9	702.4
Developed Reserves at 30 June 2011	468.6	281.9	159.2	909.7

Undeveloped
Proved undeveloped oil, condensate and NGL reserves
at 30 June 2008 (e)	477.5	116.7	64.7	658.9
at 30 June 2009 (e)	466.0	106.3	89.8	662.1
at 30 June 2010	423.2	174.9	93.8	691.9
Undeveloped Reserves at 30 June 2011	478.7	440.4	4.9	924.0

(a)	Barrel oil equivalent conversion based on 6,000 scf of natural gas equals 1 boe.

(b)	Small differences are due to rounding to first decimal place.

(c)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.

(d)	Total proved reserves include 35.7 MMboe derived from probabilistic aggregation of reserves from reservoirs dedicated to the North West Shelf gas project only.

(e)	Does not include volumes expected to be consumed by operations.

Proved undeveloped reserves

At year-end, Petroleum had 924 MMboe of proved undeveloped reserves, as compared to 692 MMboe at the end of FY2010. A significant portion of these proved undeveloped reserves are associated with their Fayetteville Shale gas acquisition, with 236 MMboe added upon acquisition and 17 MMboe added prior to the end of FY2011. Petroleum matured 79 MMboe from undeveloped to developed during FY2011, mostly associated with the start-up of the Angostura gas project in Trinidad and Tobago and the Zamzama booster compression project in Pakistan. An additional sum total of 58 MMboe was booked in FY2011, mostly attributable to maturing North West Shelf gas development, fuel gas associated with undeveloped proved reserves, Shenzi water injection volumes and the major repairs necessary to resume production from Atlantis North. During FY2011, Petroleum spent US$2,139 million progressing development of proved undeveloped reserves worldwide.

Most of the Group’s projects require significant capital expenditure and multi-year lead times before initial production can be achieved with the associated movement of reserves from undeveloped to developed. Based on current project schedules, more than 99 per cent of the 924 MMboe currently classified as undeveloped are actively being pursued and are scheduled to be on stream within the next five years. The remaining undeveloped reserves are located in active fields expected to produce well into the next decade and will be brought on stream in a phased manner to best optimise the use of production facilities and to meet long-term gas supply contracts. The Petroleum Group has a dependable history of progressing large undeveloped volumes from undeveloped to developed, evidenced by the past three years, which have averaged nearly 80 MMboe per year.

2.13.2    Ore Reserves

Introduction

Ore Reserves are estimates of the amount of ore that can be economically and legally extracted and processed from our mining properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of Ore Reserves requires the size, shape and depth of ore bodies to be determined by analysing geological data such as drilling samples. Because the economic assumptions used to estimate reserves change from period to period and because additional geological and operational data is generated during the course of operations, estimates of reserves may change from period to period. All of the Ore Reserve figures presented are reported in 100 per cent terms and represent estimates at 30 June 2011 (unless otherwise stated). All tonnes and grade information has been rounded, hence small differences may be present in the totals. Tonnes are reported as dry metric tonnes unless otherwise stated.

Our mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all Ore Reserves on the leased properties to be mined in accordance with current production schedules. Our Ore Reserves may include areas where some additional approvals remain outstanding but where, based on the technical investigations we carry out as part of our mine planning process and our knowledge and experience of the approvals process, we expect that such approvals will be obtained as part of the normal course of business and within the timeframe required by the current life of mine schedule.

The reported Ore Reserves contained in this annual report do not exceed the quantities that we estimate could be extracted economically if future prices for each commodity were equal to the average historical prices for the three years to 31 December 2010, and using current operating costs. However, we do not use a bauxite, aluminium or alumina price to determine bauxite reserves. The primary criteria for determining bauxite reserves are the feed specifications required by the captive alumina refinery. In addition to these specifications a number of modifying factors are used to differentiate bauxite reserves from other mineralised material. For our Hotazel Manganese assets, geological stratigraphic controls, cut-off grade and plant feed requirements are used to determine reserves.

Also, in some cases where commodities are produced as by-products (or co-products) with other metals, we use the three-year average historical prices for the combination of commodities produced at the relevant mine in order to verify that each ore reserve is economic. The three-year historical average prices used for each traded commodity to test for impairment of the Ore Reserves contained in this annual report are as follows:

Commodity Price	US$
Copper	2.97/lb
Gold	1,023/oz
Nickel	8.70/lb
Silver	16.60/oz
Lead	0.90/lb
Zinc	0.86/lb
Uranium	52.30/lb
Iron Ore – Fines Iron Ore – Lump	1.443/dmtu 1.716/dmtu
Metallurgical Coal (1)	204/t
Thermal Coal (2)	99.70/t

(1)	Metallurgical Coal is on the basis of Peak Downs Contract, Hay Point FOB, JFY Contract Price for 2008 and 2009, and the BHP Billiton Quarterly Contract Price for 2010.

(2)	Thermal coal is on the basis of Contract, Newcastle FOB, 6700 kcal/tonne GAD.

The reported reserves may differ in some respects from the reserves we report in our home jurisdictions of Australia and the UK. Those jurisdictions require the use of the Australasian Code for reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2004 (the JORC Code), which contemplates the use of reasonable investment assumptions in calculating reserve estimates.

Aluminium Customer Sector Group

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2011													As at 30 June 2010
Commodity Deposit (2)(3)	Ore Type	Proven Ore Reserve			Probable Ore Reserve			Total Ore Reserve			Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserve			Reserve Life (years)
		Mt	% A. Al2O3	% R. SiO2	Mt	% A. Al2O3	% R. SiO2	Mt	% A. Al2O3	% R. SiO2			Mt	% A. Al2O3	% R.SiO2
Bauxite Australia
Worsley	Laterite	240	31.2	1.8	59	30.4	1.8	299	31.0	1.8	18	86	311	31.0	1.8	19

Brazil
MRN (4)	MRN Washed	13	50.3	4.6	—	—	—	13	50.3	4.6	1	14.8	27	49.8	4.8	2

(2)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proven Ore Reserves	Probable Ore Reserves
Worsley	maximum 80m	maximum 160m
MRN	A bauxite intersection grid of 200m, plus at least 10 samples reached by searching ellipsoid. Mining and metallurgical characterisation (test pit/bulk sample), plus a reliable suite of chemical and size distribution data	Those areas with a bauxite intersection grid spacing of less than 400m and/or a 400m spaced grid with a 200m offset fill in, plus a minimum of seven samples reached by searching ellipsoid, plus a reliable suite of chemical and size distribution data

(3)	Metallurgical recoveries for the operations are:

Deposit	Estimated Metallurgical recovery of A.Al2O3
Worsley (Worsley refinery)	90%
MRN (Alumar Refinery)	94%

(4)

MRN – The MRN reserves are located on mining leases that provide MRN the right to mine. Current mining areas have environmental approvals and operational licences. As further operational licences are obtained, mineralisation will be converted to Ore Reserves.

Base Metals Customer Sector Group

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2011																			As at 30 June 2010
Commodity Deposit (6)(7)	Ore Type	Proven Ore Reserve					Probable Ore Reserve					Total Ore Reserve					Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserve					Reserve Life (years)

		Mt	% TCu	% SCu			Mt	% TCu	% SCu			Mt	% TCu	%SCu					Mt	% TCu	% SCu
Copper
Escondida (8)	Oxide	62	0.79	—			60	0.95	—			121	0.87	—			35	57.5	139	0.80	—			30
	Sulphide	1,294	1.03	—			718	0.87	—			2,012	0.97	—					1,638	1.02	—
	Sulphide leach	1,593	0.53	—			1,947	0.47	—			3,540	0.50	—					2,543	0.53	—
Cerro Colorado	Oxide	84	0.61	0.45			64	0.63	0.44			149	0.62	0.45			10	100	141	0.63	0.45			11
	Sulphide	26	0.73	0.13			28	0.68	0.13			54	0.70	0.13					60	0.70	0.13
Spence	Oxide	21	0.91	0.76			5.1	0.82	0.71			26	0.89	0.75			12	100	28	0.94	0.79			16
	Oxide - low solubility	28	1.15	0.65			9.0	0.91	0.45			37	1.09	0.60					35	1.19	0.65
	Sulphide	127	1.07	0.15			74	0.70	0.12			201	0.93	0.14					209	0.94	—
	ROM	—	—	—			39	0.50	0.07			39	0.50	0.07					39	0.51	0.07
Pinto Valley (9)	Sulphide	36	0.37	—			53	0.42	—			89	0.40	—			4	100	89	0.40	—			4
	Low-grade leach	6	0.22	—			7	0.21	—			13	0.21	—					13	0.21	—

		Mt	% Cu	kg/t U3O8	g/t Au	g/t Ag	Mt	% Cu	kg/t U3O8	g/t Au	g/t Ag	Mt	% Cu	kg/t U3O8	g/t Au	g/t Ag			Mt	% Cu	kg/t U3O8	g/t Au	g/t Ag
Copper Uranium
Olympic Dam (10)	Sulphide	146	1.98	0.58	0.69	4.01	406	1.79	0.57	0.78	3.19	552	1.84	0.57	0.76	3.41	50	100	598	1.84	0.58	0.71	3.44	54

		Mt	% Cu	% Zn	g/t Ag	% Mo	Mt	% Cu	% Zn	g/t Ag	% Mo	Mt	% Cu	% Zn	g/t Ag	% Mo			Mt	% Cu	% Zn	g/t Ag	% Mo
Copper Zinc
Antamina (11)	Sulphide Cu only	95	1.07	0.2	8.3	0.03	485	0.95	0.1	8.9	0.03	580	0.97	0.2	8.8	0.03	17	33.75	516	1.06	0.2	9.5	0.03	20
	Sulphide Cu-Zn	43	0.81	1.8	14.8	0.01	180	0.83	2.0	14.4	0.01	223	0.83	2.0	14.5	0.01			161	1.03	2.0	17.5	0.01

		Mt	g/t Ag	% Pb	% Zn		Mt	g/t Ag	% Pb	% Zn		Mt	g/t Ag	% Pb	% Zn				Mt	g/t Ag	% Pb	% Zn
Silver Lead Zinc
Cannington	UG Sulphide	21	292	7.4	3.8		4.4	209	5.5	3.6		25	278	7.1	3.7		8	100	27	283	7.2	3.7		9

(6)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proven Ore Reserves	Probable Ore Reserves
Escondida	Oxide: 40m x 40m Sulphide: 50m x 50m Sulphide Leach: 55m x 55m	Oxide: 50m x 50m Sulphide: 85m x 85m Sulphide Leach: 100m x 100m
Cerro Colorado	55m x 55m on first kriging pass	120m x 120m on second kriging pass
Spence	Oxides: 50m x 50m Sulphides: 75m x 75m	Oxides and sulphides: approximately less than 100m continuous square grid, estimation on second kriging pass
Pinto Valley	60m x 120m grid	200m x 200m
Olympic Dam	Drilling grid of 20m to 30m	Drilling grid of 30m to 70m
Antamina	High Grade Cu/Zn: three composites of the same grade zone and different holes within 30m, closest within 20m Low Grade Cu/Zn: three composites of the same grade zone and different holes within 35m, closest within 25m	Three composites of the same grade zone and different holes within 55m, closest within 40m or two composites of the same grade zone and different holes within 65m, closest within 30m or at least 50 composites within 75m with at least 90% in the same grade zone as the block
Cannington	UG Sulphide: 12.5m sectional x 15m vertical	UG Sulphide: 25m sectional x 25m vertical

(7)	Metallurgical recoveries for the operations are:

Deposit	Metallurgical Recoveries
Escondida	For TCu: Sulphide ore 85%, Sulphide leach 26%, Oxide ore 68%
Cerro Colorado	For TCu: Average 72%
Spence	For TCu: Sulphide 70%, Oxide 73%, Oxide low solubility 70%, ROM 30%
Pinto Valley	Mill recovery 86.4%, Leach recovery 25%
Olympic Dam	Cu 94%, U3O8 72%, Au 70%, Ag 65%
Antamina	Sulphide Cu only ore: Cu 92%, Zn 0%, Ag 65%, Mo 75% Sulphide Cu-Zn ore: Cu 81%, Zn 82%, Ag 55%, Mo 0%
Cannington	Ag 87%, Pb 89%, Zn 70%

(8)

Escondida – The increased reserve tonnage is mostly due to drilling that increased the confidence of the mineralisation, a larger ultimate pit caused by step-out drilling in the eastern periphery of Escondida and increased price assumptions.

(9)	Pinto Valley – The Pinto Valley mine and mill operations continue to be carried on care and maintenance status.

(10)	Olympic Dam – The decrease in overall reserve tonnage is due to a change in stope size criteria in the latest mine plan.

(11)	Antamina – Changes are due to a revised geological estimate incorporating additional drill hole data and to revised long-term prices.

Diamonds and Speciality Products Customer Sector Group

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2011										As at 30 June 2010
Commodity Deposit (5)(6)	Ore Type	Proven Ore Reserve		Probable Ore Reserve		Total Ore Reserve		Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserve		Reserve Life (years)
		Mt	cpt	Mt	cpt	Mt	cpt			Mt	cpt
Diamonds
EKATI Core Zone	OC	—	—	20	0.9	20	0.9	5	80	20	0.3	5
	SP	—	—	0.3	0.4	0.3	0.4			0.1	0.4
	UG	—	—	4.8	0.6	4.8	0.6			5.7	0.7

		Mt		Mt		Mt				Mt
Mineral Sands
Richards Bay Minerals	TiO2 Slag	—		—		—		—	37.76	25		25

(5)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proven Ore Reserves	Probable Ore Reserves
EKATI Core Zone	Approximately less than 30m	Approximately less than 60m
Richards Bay Minerals	50m x 50m RC and 200m x 100m sonic data	400m x 100m RC and 800m x 100m sonic data

(6)	Metallurgical recoveries for the operations are:

Deposit	Metallurgical Recovery
EKATI Core Zone	Factors are assigned per geological domain and deposit
Richards Bay Minerals	45.4% including conversion to slag

Stainless Steel Materials Customer Sector Group

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2011										As at 30 June 2010
Commodity Deposit (1)(2)	Ore Type	Proven Ore Reserve		Probable Ore Reserve		Total Ore Reserve		Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserve		Reserve Life (years)
		Mt	% Ni	Mt	% Ni	Mt	% Ni			Mt	% Ni
Nickel
Colombia
Cerro Matoso (3)	Laterite	33	1.4	15	1.2	48	1.3	31	99.94	89	1.2	39
	SP	38	1.3	—	—	38	1.3			32	1.4
	MNR – ore	20	0.2	—	—	20	0.2			21	0.2
	Low Grade Stockpiles (4)	7.1	1.0	—	—	7.1	1.0			—	—
Nickel West
Leinster	OC	2.9	1.3	0.2	0.9	3.1	1.3	8	100	3.1	1.3	8
	UG	4.9	1.9	6.9	1.7	12	1.8			12	1.8
	SP	—	—	1.4	1.0	1.4	1.0			1.4	1.0
	SP Oxidised	—	—	1.8	1.7	1.8	1.7			1.9	1.7
Mt Keith	OC	103	0.56	1.8	0.44	105	0.56	13	100	119	0.56	14
	SP	29	0.52	3.4	0.58	33	0.53			32	0.53
Cliffs	UG	0.3	2.9	1.3	2.9	1.6	2.9	3	100	1.2	3.0	3

(1)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proven Ore Reserves	Probable Ore Reserves
Cerro Matoso	Less than or equal to 35m with 3 drill holes minimum	Greater than 35m and less than or equal to 100m with 3 drill holes minimum
Leinster	25m x 25m	25m x 50m
Mt Keith	60m x 40m	80m x 80m
Cliffs	25m x 25m (and development)	50m x 50m

(2)	Metallurgical recoveries for the operations are:

Deposit	Metallurgical Recovery
Cerro Matoso	90% (reserve to metal)
Leinster	82.7% based on blended plant recovery curves and 11.6% Ni in concentrate
Mt Keith	68%
Cliffs	91%

(3)	Cerro Matoso – Change in Ore Reserves is due to revised geological model, mine design and mining costs.

(4)	Low Grade Stockpiles are rejected oversize screened material available for future crushing and processing.

Iron Ore Customer Sector Group

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2011																						As at 30 June 2010
		Proven Ore Reserve						Probable Ore Reserve						Total Ore Reserve								Total Ore Reserve
Commodity Deposit (1)(8)(9)(10)(11)(12)	Ore Type	Mt	% Fe	% P	% SiO2	% Al2O3	% LOI	Mt	% Fe	% P	% SiO2	% Al2O3	% LOI	Mt	% Fe	% P	% SiO2	% Al2O3	% LOI	Reserve Life (years)	BHP Billiton Interest %	Mt	% Fe	% P	% SiO2	% Al2O3	% LOI	Reserve Life (years)
Iron Ore
Mt Newman JV (13)	BKM	302	63.8	0.08	4.1	2.0	2.0	896	62.6	0.11	4.2	2.0	3.6	1,198	62.9	0.10	4.1	2.0	3.2	29	85	1,104	63.0	0.09	4.3	2.0	2.9	32
	MM	12	61.2	0.07	2.8	1.6	7.5	71	61.7	0.06	3.1	1.8	6.3	83	61.6	0.07	3.0	1.8	6.5			66	61.8	0.07	2.9	1.8	6.2
Jimblebar (14)	BKM	151	63.0	0.11	3.3	2.3	3.9	223	62.7	0.11	3.3	2.3	4.2	374	62.8	0.11	3.3	2.3	4.1	42	100	375	62.9	0.11	3.2	2.3	4.1	72
	MM	—	—	—	—	—	—	92	61.3	0.08	3.2	2.2	6.2	92	61.3	0.08	3.2	2.2	6.2			131	62.1	0.08	2.8	1.8	5.8
Mt Goldsworthy JV Northern	NIM	6.0	60.9	0.06	7.6	1.7	2.7	19	60.7	0.06	8.4	1.2	2.6	25	60.8	0.06	8.2	1.3	2.6	13	85	22	61.1	0.06	8.2	1.2	2.3	11
Mt Goldsworthy JV Area C (15)	BKM	71	63.2	0.14	2.4	1.8	4.8	289	61.9	0.13	3.6	2.1	5.3	361	62.2	0.13	3.4	2.0	5.2	17	85	264	62.2	0.13	3.4	2.0	5.1	14
	MM	195	62.5	0.06	2.9	1.6	5.6	204	61.6	0.06	3.8	1.8	5.8	399	62.1	0.06	3.4	1.7	5.7			385	61.8	0.06	3.4	1.8	5.9
Yandi JV (16)	CID	641	57.1	0.05	5.5	1.5	10.8	299	57.4	0.04	5.9	1.4	10.3	940	57.2	0.04	5.7	1.5	10.7	21	85	996	57.1	0.04	5.8	1.5	10.6	20

		Mt	% Fe	% Pc				Mt	% Fe	% Pc				Mt	% Fe	% Pc						Mt	% Fe	% Pc
Samarco JV (17)	ROM	1,120	42.4	0.05				928	39.8	0.05				2,048	41.2	0.05				41	50	2,078	41.3	0.05				42

(1)

For Western Australia Iron Ore (WAIO) the reserves are divided into joint ventures and material types that reflect the various products. BKM – Brockman, MM – Marra Mamba, NIM – Nimingarra, CID – Channel Iron Deposits.

(8)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proven Ore Reserves	Probable Ore Reserves
Mt Newman JV	50m x 50m	300m x 50m
Jimblebar	50m x 50m	300m x 50m
Mt Goldsworthy JV Northern	25m x 25m	50m x 50m
Mt Goldsworthy JV Area C	50m x 50m	300m x 50m
Yandi JV	50m x 50m	150m x 150m
Samarco JV	100m x 100m	200m x 200m

(9)	Metallurgical recovery is 100%, except for Mt Newman JV – BKM where recovery is 95% (tonnage basis) and Samarco where recovery is 82% (metal basis).

(10)

The reserve grades listed refer to in situ mass percentage on a dry weight basis. For Mt Newman, Jimblebar, Mt Goldsworthy and Yandi joint ventures tonnages represent wet tonnes based on the following moisture contents: BKM – 3%, MM – 4%, CID – 8%, NIM – 3.5%. For Samarco the reserve tonnages also represent for FY2011 wet tonnes based on a moisture content of 6.5% for ROM. Iron ore is marketed as Lump (direct blast furnace feed), Fines (sinter plant feed) and direct reduction and blast furnace pellets (Samarco).

(11)

Cut-off grades used to estimate reserves: Mt Newman 59–62%Fe for BKM, 50%Fe for BKM beneficiation material, 59%Fe for MM; Jimblebar 59%Fe for BKM, 58%Fe for MM; Mt Goldsworthy 50%Fe for NIM, 57%Fe for MM, 59%Fe for BKM; Yandi 55.0–55.5%Fe for CID; Samarco 33%Fe.

(12)

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

(13)	Mt Newman JV – First declaration of reserve for OB41 (BKM). Nominated production rate has increased.

(14)	Jimblebar – Nominated production rate has increased.

(15)	Mt Goldsworthy JV Area C – New drilling and reserve estimates for A Deposit (MM) and Packsaddle 4 and 5 (BKM).

(16)	Yandi JV – Nominated production rate has decreased.

(17)	Samarco JV – Reserve Life is based on Samarco nominated production capacity which is inclusive of the contracted ore supply from Vale Fazendao mine until 2027.

Manganese Customer Sector Group

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2011													As at 30 June 2010
Commodity Deposit (6)(7)	Ore Type	Proven Ore Reserve			Probable Ore Reserve			Total Ore Reserve			Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserve			Reserve Life (years)
		Mt	% Mn	% Yield	Mt	% Mn	% Yield	Mt	% Mn	% Yield			Mt	% Mn	% Yield
GEMCO (8)	ROM	83	46.6	54	26	45.6	54	109	46.3	54	12	60	109	46.7	49	13

		Mt	% Mn	% Fe	Mt	% Mn	% Fe	Mt	% Mn	% Fe			Mt	% Mn	% Fe
Wessels (2)(3)	Lower Body-HG	2.6	47.2	11.0	12	47.9	11.3	15	47.8	11.2	48	44.4	7.9	47.2	11.7	49
	Lower Body-LG	2.3	41.5	11.4	8.1	41.6	12.9	10	41.6	12.6			10	41.6	14.1
	NTS-Lower Body-HG	—	—	—	—	—	—	—	—	—			6.9	48.5	11.4
	NTS-Lower Body-LG	—	—	—	—	—	—	—	—	—			1.0	42.9	16.3
	Upper Body	—	—	—	47	42.0	17.8	47	42.0	17.8			47	42.1	17.3

Mamatwan (2)(4)	M, C, N Zones	33	37.2	4.5	12	37.0	4.4	46	37.1	4.4	25	44.4	48	37.6	4.5	22
	X Zone	2.8	36.8	4.8	0.3	37.0	4.4	3.1	36.8	4.8			4.1	37.4	4.8
	NTS-M,C,N Zones	8.6	37.2	4.6	16	37.2	4.6	24	37.2	4.6			22	37.7	4.5
	NTS-X Zone	1.1	37.0	4.8	2.2	36.9	4.6	3.3	36.9	4.7			3.0	37.4	4.7

(2)

Wessels and Mamatwan – The Wessels and Mamatwan (Hotazel Manganese Mines) interest has been reduced as a result of a sequence of Broad Based Black Economic Empowerment agreements with Ntsimbintle Mining Pty Ltd, Iziko, NCAB and the HMM Educational Trust. BHP Billiton’s share in Hotazel Manganese Mines Pty Ltd is now 44.4%. NTS ore type is Ntsimbintle.

(3)

Wessels – A Section 102 application has been approved by the Dept of Mineral Resources to amend the Wessels Mining Rights area to include the Ntsimbintle Prospecting Right. The Wessels and Ntsimbintle Lower Body Ore Reserve, which was previously declared separately (per area), are therefore combined and declared as a single Ore Reserve respectively.

(4)	Mamatwan – A Section 102 application has been lodged with the Dept of Mineral Resources to amend the Mamatwan Mining Rights area to include the Ntsimbintle Prospecting Right.

(6)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proven Ore Reserves	Probable Ore Reserves
GEMCO	60m x 120m and 60m x 60m	120m x 120m
Wessels	Defined as rim ±30m wide around mined-out areas, plus ±132m spaced surface drill holes, supplemented by some economically viable remnant blocks within mined-out areas, underground drilling and sampling	Underground chip sampling, limited underground drill holes and ±132m spaced surface drill holes.
Mamatwan	80m x 80m	160m x 160m

(7)	Metallurgical recoveries for the operations are:

Deposit	Metallurgical Recovery
GEMCO	See yield in Ore Reserve table
Wessels	88% (76% lump product and 12% fines product)
Mamatwan	96%

(8)	GEMCO – Tonnes are stated as ROM, manganese grades are given as per washed ore samples and should be read together with their respective tonnage yields.

Metallurgical Coal Customer Sector Group

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2011												As at 30 June 2010
Deposit (1)(2)	Mining Method	Coal Type	Proven Coal Reserve	Probable Coal Reserve	Total Coal Reserve	Total Marketable Coal Reserve				Reserve Life (years)	BHP Billiton Interest %	Total Marketable Coal Reserve				Reserve Life (years)
			Mt	Mt	Mt	Mt	% Ash	% VM	% S			Mt	% Ash	% VM	% S
Queensland Coal CQCA JV
Goonyella Riverside Broadmeadow (3)	OC	Met	363	224	587	437	9.7	22.7	0.50	35	50	387	9.8	23.0	0.50	32
	UG	Met	44	111	154	132	7.0	23.9	0.51			130	6.9	23.9	0.51
Peak Downs	OC	Met	407	612	1,018	574	9.1	21.0	0.60	62	50	581	9.1	21.0	0.60	65
Saraji (4)	OC	Met	423	153	576	350	10.2	18.1	0.62	41	50	308	10.2	18.1	0.63	39
Norwich Park	OC	Met	173	98	271	194	10.3	16.9	0.70	29	50	196	10.2	16.9	0.69	30
Blackwater (5)	OC	Met/Th	183	379	562	494	8.7	26.3	0.40	36	50	448	9.9	24.8	0.40	33
Daunia (6)	OC	Met/Th	94	50	145	117	8.2	20.7	0.34	26	50	—	—	—	—	—

Gregory JV
Gregory Crinum	OC	Met	10	1.2	12	9.2	7.4	33.0	0.60	6	50	11	7.7	32.8	0.60	6
	UG	Met	—	27	27	22	6.5	33.7	0.59			20	6.8	33.2	0.60
BHP Billiton Mitsui Coal Pty Ltd
South Walker Creek	OC	Met/Th	84	38	122	91	9.1	13.0	0.34	23	80	98	9.3	13.1	0.30	23
Poitrel – Winchester (7)	OC	Met	30	29	60	42	8.1	23.0	0.34	14	80	47	8.9	23.8	0.40	17

Illawarra Coal
Appin	UG	Met/Th	3.5	76	79	68	8.9	23.9	0.37	19	100	69	8.9	24.0	0.37	19
West Cliff	UG	Met/Th	7.8	3.6	11	8.8	8.9	21.4	0.36	3	100	10	8.9	21.3	0.36	4
Dendrobium	UG	Met/Th	9.2	45	54	38	9.7	24.0	0.59	12	100	40	9.7	24.0	0.59	13

(1)

Only geophysically logged, fully analysed cored holes with greater than 95% recovery are used to classify the reserves. Drill hole spacings vary between seams and geological domains and are determined in conjunction with geostatistical analyses where applicable. The range of maximum spacings are:

Deposit	Proven Ore Reserves	Probable Ore Reserves
Goonyella Riverside Broadmeadow	500m to 1000m plus 3D coverage for UG reserves	1000m - 2000m
Peak Downs	500m to 1050m	500m to 2100m
Saraji	500m to 1040m	900m to 2100m
Norwich Park	500m to 1350m	1000m to 2650m
Blackwater	500m	500m to 1000m
Gregory Crinum	850m plus 3D seismic coverage for UG reserves	850m to 1700m
Poitrel-Winchester	300m to 950m	550m to 1850m
South Walker Creek	500m to 900m	1000m to 1750m
Daunia	500m to 1800m	1000m to 2650m
Appin, West Cliff, Dendrobium	700m	1500m

(2)

Total Coal Reserve is at the moisture content when mined. Marketable Coal Reserve (tonnes) is the tonnage of coal available, at specified moisture and air-dried quality, for sale after the beneficiation of the Total Coal Reserve. Note that where the coal is not beneficiated, the Total Coal Reserve tonnes are the Marketable Coal Reserve tonnes, with moisture adjustment where applicable.

(3)	Goonyella Riverside Broadmeadow – The increase in reserves is due to a revised mine plan.

(4)	Saraji – Changes to reserves are due to additional drilling and changes to yield and price assumptions.

(5)	Blackwater – The increase in reserves is due to additional borehole information and revised price assumptions.

(6)	Daunia – The project is approved for development and reserves are reported for the first time.

(7)	Poitrel-Winchester – The coal type has changed to Met based on current and planned production.

Energy Coal Customer Sector Group

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2011														As at 30 June 2010
			Proven Coal Reserve	Probable Coal Reserve	Total Coal Reserve	Total Marketable Coal Reserves								Total Marketable Coal Reserves
Deposit (7)	Mining Method	Coal Type	Mt	Mt	Mt	Mt	% Ash	% VM	% S	kCal/kg CV	%Total Moisture(14)	Reserve Life (years)	BHP Billiton Interest %	Mt	% Ash	% VM	% S	KCal/kg CV	% Total Moisture	Reserve Life (years)
New Mexico
San Juan (8)	UG	Th	44	1	45	45	19.0	—	0.70	5,600	8.5	7	100	62	19.1	—	0.74	5,600	10.0	10
Navajo (9)	OC	Th	36	—	36	36	23.0	—	0.90	4,800	13.0	5	100	162	23.0	—	0.90	4,800	13.0	21

South Africa
Khutala (10)	OC	Met	12	—	12	10	18.9	29.1	1.90	6,100	7.0	16	100	12	17.2	31.1	1.57	5,600	7.0	22
	OC	Th	139	—	139	139	33.5	21.7	1.22	4,700	7.0			150	38.3	19.4	0.99	4,400	7.0
	UG	Th	75	—	75	75	34.5	20.4	0.80	4,400	7.0			93	34.2	20.5	0.86	4,500	7.0
Wolvekrans (3)	OC	Th	298	124	423	281	20.0	23.5	0.66	6,000	7.2	30	100	—	—	—	—	—	—	—
Middelburg (3)(11)	OC	Th	139	—	139	106	20.4	23.1	0.63	6,000	7.2	23	100	436	20.2	22.9	0.59	6,000	7.4	24
Klipspruit	OC	Th	66	6.8	73	61	18.8	23.3	0.50	6,100	7.6	9	100	70	21.6	22.5	0.58	5,700	7.6	11

Australia
Mt Arthur Coal (12)	OC	Th	563	569	1,132	877	16.1	30.5	0.55	6,500	8.3	50	100	869	16.9	30.3	0.55	6,400	8.2	55

Colombia
Cerrejon Coal Company (13)	OC	Th	674	73	747	718	9.4	32.9	0.60	6,200	12.0	23	33.33	655	9.4	32.9	0.59	6,200	12.0	21

(3)

Wolvekrans and Middelburg – Wolvekrans was previously known as Douglas mine and reported as part of Douglas-Middelburg. It is now reported separately. Prior year tonnes for Douglas-Middelburg are reported under Middelburg.

(7)	Approximate drill hole spacings used to classify the reserves are:

Deposit	Proven Ore Reserves	Probable Ore Reserves
San Juan	0m to 250m	250m to 500m
Navajo	< 500m (250m radius from drill hole)	500m to 1000m (250m to 500m radius from drill hole)
Khutala	>8 boreholes per 100ha	4 to 8 boreholes per 100ha
Wolvekrans	>10 boreholes per 100ha	5 to 10 boreholes per 100ha
Middelburg	>8 boreholes per 100ha	4 to 8 boreholes per 100ha
Klipspruit	>8 boreholes per 100ha	4 to 8 boreholes per 100ha
Mt Arthur Coal	<500 m	500m to 1000m
Cerrejon Coal Company	>6 boreholes per 100ha	2-6 boreholes per 100ha

(8)	San Juan – Reserve revision to align with existing long-term contract to FY2017 inclusive.

(9)	Navajo – Reserve revision to align with existing long-term contract to FY2016 inclusive.

(10)	Khutala – Reserve changes are due to revised underground and open-cut mining lay-outs resulting from an optimisation study.

(11)	Middelburg – Change in reserves after exclusion of lower quality coal seam and outcome of drilling results.

(12)	Mt Arthur Coal – Change to mine life due to increase in nominated production rate.

(13)	Cerrejón – Increase in reserves due to revised mine plan.

(14)	In situ moisture.

3    Operating and financial review and prospects

3.1    Introduction

This section is intended to convey management’s perspective of the BHP Billiton Group and its operational and financial performance as measured and prepared in accordance with International Financial Reporting Standards (IFRS). We intend this disclosure to assist readers to understand and interpret the financial statements included in this Report. This section should be read in conjunction with the financial statements, together with the accompanying notes.

We are the world’s largest diversified natural resources company, with a combined market capitalisation of approximately US$233.9 billion as at 30 June 2011. We generated revenue of US$71.7 billion and profit attributable to shareholders of US$23.6 billion for FY2011.

We extract and process minerals, oil and gas from our production operations located primarily in Australia, the Americas and southern Africa. We sell our products globally with sales and marketing taking place through our principal hubs of The Hague and Singapore.

The following table shows the revenue by location of our customers:

	Revenue by location of customer
Year ended 30 June	2011	2010	2009
	US$M	US$M	US$M
Australia	5,487	4,515	4,621
United Kingdom	1,043	1,289	3,042
Rest of Europe	8,370	8,554	7,764
China	20,261	13,236	9,873
Japan	9,002	5,336	7,138
Rest of Asia	15,805	9,840	9,280
North America	6,167	5,547	4,020
South America	2,592	2,013	1,652
Southern Africa	1,548	1,227	1,374
Rest of world	1,464	1,241	1,447

Total revenue	71,739	52,798	50,211

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

The work of our nine CSGs is supported by our Minerals Exploration and Marketing teams and Group Functions.

A detailed discussion on our CSGs is located in section 2.2 of this Report. A detailed discussion of our Marketing and Minerals Exploration functions is located in sections 2.4 and 2.5 respectively of this Report.

3.2     Our strategy

Our objective as a corporation is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources. We sell into globally integrated markets and wherever possible operate at full capacity. Our unique position in the resources industry is due to our proven strategy.

Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market, and to pursue growth opportunities consistent with our core skills by:

•	discovering resources through our exploration activities;

•	developing and converting them in our CSGs;

•	developing customer and market-focused solutions through our Marketing teams;

•	adding shareholder value beyond the capacity of these groups through the activities of the Group Functions.

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

•	Financial strength and discipline – we have a solid ‘A’ credit rating, which balances financial flexibility with the cost of finance. Our capital management priorities are:

•	reinvest in our extensive pipeline of world-class projects that carry attractive rates of return regardless of the economic climate;

•	ensure a solid balance sheet;

•	return excess capital to shareholders.

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

Overall financial success

We use several financial measures to monitor the financial success of our overall strategy. The two key measures are profit after taxation attributable to members (attributable profit) of the BHP Billiton Group and Underlying EBIT.

Year ended 30 June US$M except where stated	2011	2010	2009
Revenue	71,739	52,798	50,211
Profit from operations	31,816	20,031	12,160
Underlying EBIT (1)	31,980	19,719	18,214
Profit attributable to members	23,648	12,722	5,877
Net operating cash flow (2)	30,080	16,890	17,854
Underlying EBIT margin (1)(3)(4)	47.0%	40.7%	40.1%
Return on capital employed (3)(5)(6)	38.5%	26.4%	24.6%
Gearing (3)	9.2%	6.3%	12.1%
Basic earnings per share (US cents)	429.1	228.6	105.6

(1)

Underlying EBIT is profit from operations, excluding the effect of exceptional items. Underlying EBIT is the internally defined key financial measure used by management for monitoring the performance of our operations. We explain why we use this measure in section 3.6.2. The following table reconciles Underlying EBIT to profit from operations.

Year ended 30 June	2011	2010	2009
	US$M	US$M	US$M
Underlying EBIT	31,980	19,719	18,214
Exceptional items (before taxation)	(164)	312	(6,054)

Profit from operations (EBIT)	31,816	20,031	12,160

(2)

‘Improvements to IFRSs 2009’/AASB 2009-4 ‘Amendments to Australian Accounting Standards arising from the Annual Improvements Project’ and AASB 2009-5 ‘Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project’ include a requirement to classify expenditures on unrecognised assets as a cash flow from operating activities. This has resulted in exploration cash flows of US$1,030 million for the year ended 30 June 2010 (2009: US$1,009 million), which were not recognised as assets, being reclassified from net investing cash flows to net operating cash flows in the Consolidated Cash Flow Statement.

(3)	See section 10 for glossary definitions.

(4)

Underlying EBIT margin is profit from operations, excluding the effect of exceptional items before taxation and excluding third party production, divided by revenue from Group production. See section 3.6.7 for more information about this measure.

Year ended 30 June	2011	2010	2009
	US$M	US$M	US$M
Revenue – Group production	67,903	48,193	44,113
Underlying EBIT	31,980	19,719	18,214
Profit from operations (EBIT) – Third party products	(98)	(111)	(503)

Profit from operations – Group production, excluding exceptional items	31,882	19,608	17,711

Underlying EBIT margin	47.0%	40.7%	40.1%

(5)

Return on capital employed is calculated as profit after taxation, excluding exceptional items (after tax) and net finance costs adjusted for exchange variations on net debt (after tax), divided by average capital employed. Capital employed is calculated as net assets plus net debt. Net debt comprises interest bearing liabilities (which include bank overdrafts) less cash. Average capital employed is calculated as capital employed for the prior period and current period, divided by two.

Year ended 30 June	2011	2010	2009
	US$M	US$M	US$M
Adjusted earnings from operations:
Profit after taxation	23,946	13,009	6,338
Net exceptional items	(1,964)	(253)	4,845

Earnings from operations	21,982	12,756	11,183

Net finance costs	561	459	543
Income tax benefit of net finance costs (6)	(153)	(139)	(178)

Net finance costs after tax	408	320	365

Adjusted earnings from operations	22,390	13,076	11,548

Capital employed:
Net assets	57,755	49,329	40,711
Net debt	5,823	3,308	5,586

Capital employed	63,578	52,637	46,297

Average capital employed	58,108	49,467	46,899
Return on capital employed	38.5%	26.4%	24.6%

(6)

Calculated at a nominal tax rate of 30 per cent adjusted for non-deductibility/assessability of exchange variations on net debt of US$51 million (2010: US$(5) million; 2009: US$(49) million.) Refer to note 6 ‘Net finance costs’ in the financial statements.

The following are other measures that assist us to monitor our overall performance.

People and licence to operate

We monitor a comprehensive set of health, safety, environment and community (HSEC) contribution indicators. Two key measures are the total recordable injury frequency (TRIF) and community investment. These measures are a subset of the HSEC Targets Scorecard, which can be found in our Sustainability Report at www.bhpbilliton.com.

Year ended 30 June	2011	2010	2009
People and licence to operate – health, safety, environment and community
Total recordable injury frequency (1)	5.0	5.3	5.6
Community investment (US$M) (1)	195.5	200.5	197.8

(1)	See section 10 for glossary definitions.

Safety – Sadly, we experienced the loss of two colleagues at our controlled operations during the year. We made an incremental improvement in TRIF (which comprises fatalities, lost-time cases, restricted work cases and medical treatment cases per million hours worked) from 5.3 for FY2010 to 5.0 for FY2011 per million hours worked.

Health – We are progressing well with our health performance objectives. We had 148 new cases of occupational disease reported in FY2011, 68 fewer new cases compared with the FY2007 base year. The overall reduction in the incidence of occupational disease since FY2007 is 39 per cent, which to date has exceeded our target of a 30 per cent reduction in the incidence of occupational disease among our employees by June 2012.

It is mandatory for our employees who may be potentially exposed to airborne substances or noise in excess of our occupational exposure limits (OELs) to wear personal protective equipment. Compared with the FY2007 base year there was a 7.8 per cent reduction in the proportion of employees potentially exposed in excess of OELs in FY2011, which is behind schedule to meet our target of a 15 per cent reduction in potential employee exposures over our occupational exposure limits.

Environment – In FY2011, we reduced absolute greenhouse gas (GHG) emissions by more than five million tonnes (Mt) compared to FY2010.

We have five-year targets of a six per cent reduction in our GHG emissions intensity index and a 13 per cent reduction in our carbon-based energy intensity index, both by 30 June 2012. Our greenhouse intensity index is currently tracking at 18 per cent below our FY2006 base year. Our carbon-based energy intensity index is currently tracking at 17 per cent below our FY2006 base year. This was primarily driven by the agreement to use hydroelectric power at the Mozal aluminium smelter, in Mozambique, which now provides more than 98 per cent of the smelter’s electricity needs.

We have exceeded our US$300 million commitment to support the implementation of energy efficiency and low GHG emission technologies by the end of FY2012, with US$325 million worth of projects in implementation stages.

We have a five-year target of a 10 per cent improvement in our land rehabilitation index by 30 June 2012. This index is based on a ratio of land rehabilitated compared with our land footprint. In FY2011, the index improved by one per cent on our FY2007 base year.

We have a five-year target of a 10 per cent improvement in the ratio of water recycled to high-quality water consumed by 30 June 2012. This water use index has improved eight per cent on our FY2007 base year.

We define a significant environmental incident as one with a severity rating of four or above based on our internal severity rating scale (tiered from one to seven by increasing severity). We reported no significant incidents during FY2011.

Community – We continue to invest one per cent of our pre-tax profits in community programs, based on the average of the previous three years’ pre-tax profit publicly reported in each of those years. During FY2011, our voluntary investment totalled US$195.5 million comprising cash, in-kind support and administrative costs and includes a US$30 million contribution to BHP Billiton Sustainable Communities.

World-class assets

Actual production volumes for this year and the previous two years are shown below. Further details appear in section 2.3 of this Report.

Year ended 30 June	2011	2010	2009
World-class assets
Production
Total Petroleum production (millions of barrels of oil equivalent)	159.38	158.56	137.97
Alumina (’000 tonnes)	4,010	3,841	4,396
Aluminium (’000 tonnes)	1,246	1,241	1,233
Copper (’000 tonnes)	1,139.4	1,075.2	1,207.1
Nickel (’000 tonnes)	152.7	176.2	173.1
Iron ore (’000 tonnes)	134,406	124,962	114,415
Manganese alloys (’000 tonnes)	753	583	513
Manganese ores (’000 tonnes)	7,093	6,124	4,475
Metallurgical coal (’000 tonnes)	32,678	37,381	36,416
Energy coal (’000 tonnes)	69,500	66,131	66,401

Financial strength and discipline

Financial strength is measured by attributable profit and Underlying EBIT as overall measures, along with liquidity and capital management. Our credit rating and gearing and net debt are discussed in section 3.7.3 of this Report. The final dividend declared for FY2011 maintains our progressive dividend policy. Our capital management initiatives and successful completion of the US$10 billion capital management program are discussed in section 3.7.6 of this Report.

Project pipeline and growth options

Our project pipeline focuses on high-margin commodities that are expected to create significant future value. The details of our project pipeline are located in section 3.7.2 of this Report, with a summary presented below.

Year ended 30 June	2011	2010	2009
Project pipeline and growth options (major projects)
Number of projects approved during the year	11	2	4
Number of projects currently under development (approved in prior years)	7	8	8
Number of completed projects	3	5	7
Budgeted capital expenditure for projects (approved in the year) (US$M)	12,942	695	5,850
Budgeted capital expenditure for projects under development (approved in prior years) (US$M)	11,575	10,075	8,115
Capital expenditure of completed projects (US$M)	1,202	4,738	4,061

3.4    External factors and trends affecting our results

The following section describes some of the external factors and trends that have had a material impact on our financial condition and results of operations. We operate our business in a dynamic and changing environment and with information that is rarely complete and exact. We primarily manage the risks discussed in this section under our portfolio management approach, which relies on the effects of diversification, rather than individual price risk management programs. Details of our financial risk management strategies and financial instruments outstanding at 30 June 2011 may be found in note 28 ‘Financial risk management’ in the financial statements.

Management monitors particular trends arising in the external factors with a view to managing the potential impact of our future financial condition and results of operations. The following external factors could have a material adverse effect on our business and areas where we make decisions on the basis of information that is incomplete or uncertain.

3.4.1    Commodity prices

FY2011 saw prices for most commodities in our suite increase substantially over FY2010. During the first half of the year, the global recovery gathered pace, with developing economies clearly leading economic growth. Commodity prices increased through to February 2011 with a weak US dollar, improved manufacturing and trade in Europe and the US, and strong manufacturing and construction in Asia.

The Japanese Fukushima nuclear incident, which occurred during March 2011, caused a correction in commodity markets. This was closely followed by civil unrest in the Middle East and North Africa, which held global sentiment for commodities back from its February highs until late in FY2011. Macro risks, including concern about sovereign debt levels in Europe, persistent weakness in US employment and a slowing Chinese economy, limited upside to prices in the latter part of FY2011.

The following table shows prices of our most significant commodities for the years ended 30 June 2011, 2010 and 2009. These prices represent the average quoted price except where otherwise indicated.

Year ended 30 June	2011	2010	2009
Commodity
Aluminium (LME cash) (1) (US$/t)	2,375	2,018	1,862
Alumina (2) (US$/t)	369	314	255
Copper (LME cash) (1) (US$/lb)	3.92	3.04	2.23
Crude oil (WTI) (US$/bbl)	89.47	75.14	70.29
Energy coal (API 4) (1) (US$/t)	116.7	75.93	95.16
Natural gas (US$/MMbtu) (3)	4.16	4.21	5.96
Iron ore (4)(5) (US$/dmt)	162.98	118.61	89.83
Manganese Alloys (6) (US$/t)	1,319	1,328	1,854
Manganese Ores (7)(8) (US$/dmtu)	6.29	6.46	9.43
Metallurgical coal (9)(10) (US$/t)	244.47	146.75	257.25
Nickel (LME cash) (1) (US$/lb)	10.86	8.78	6.03

(1)	See section 10 for glossary definitions.

(2)	CRU spot FOB Australia.

(3)	Platts Gas daily based on Henry Hub.

(4)	2010 and 2011 Platts 62 per cent Fe Cost, Insurance and Freight (CIF) China.

(5)	2009: SBB 63.5 per cent Fe CIF China.

(6)	Bulk FerroAlloy high-carbon ferromanganese (HCFeMn) US ex-warehouse.

(7)	2010 and 2011 CRU China spot import (M+1) 43.5 per cent contained.

(8)	2009 CRU China spot import 45 per cent contained.

(9)	2011 Platts 64 Mid Volatile Index Hard coking coal FOB Australia.

(10)	2010 and 2009 Tex Reports Hard coking coal FOB Australia.

The following summarises the trends of our most significant commodities for FY2011.

Aluminium: London Metal Exchange (LME) prices increased from US$1,924 per tonne at the beginning of FY2011 to US$2,509 per tonne at year-end. The average LME aluminium price for FY2011 was US$2,375 per tonne, 18 per cent above the average for FY2010. The LME reached a lowest point of US$1,912 per tonne in July 2010, and a highest point of US$2,772 per tonne in April 2011. The price rise was mainly driven by a combination of rising energy prices, US dollar weakness, strong investor activities and tighter aluminium fundamentals. During the year, demand recovered globally. Aluminium consumption was up by 12 per cent year-on-year in FY2011 on a world ex-China basis. In China, 1.6 million tonnes per annum (mtpa) of production capacity was reduced to meet energy intensity reduction targets by December 2010. However, higher prices brought 1.1 mtpa of idled capacity back to production in the second half of FY2011.

Alumina: Spot prices increased from US$320 per tonne free on board (FOB) Australia at the beginning of FY2011 to US$395 per tonne at year-end. The average alumina price for FY2011 was US$369 per tonne, 18 per cent above the average in FY2010. Higher prices were due to rising energy prices, higher aluminium demand and production disruptions in Australia and Brazil. Non-Chinese alumina production increased approximately four per cent year-on-year. China domestic supply grew by 13 per cent in FY2011 compared with the same period in the prior year. China’s growing demand for bauxite to feed growing domestic alumina capacity meant it imported 37.1 million tonnes (Mt) in FY2011, an increase of 38 per cent from the prior year.

Copper: LME prices increased from US$2.96 per pound (lb) at the beginning of FY2011 to US$4.22 per lb at year-end. The average LME copper price for FY2011 was US$3.92 per lb, 29 per cent above the average for FY2010. The trading range through the year was volatile with a low of US$2.88 per lb in July 2010, rising to a peak of US$4.60 per lb in February 2011. During the first half of FY2011, prices were driven by the quicker than expected demand recovery in the developed world and the continued strength of Chinese net cathode imports. Chinese imports for the first half of FY2011 totalled 1,368 kilotonne (kt). In the second half of FY2011, Chinese fabricators were reluctant to increase copper cathode purchases, relying instead on drawing down their own inventory levels, with only 954 kt imported from January to June 2011. In addition, US and Europe demand growth slowed from the first half of FY2011, pushing copper premia down across the developed regions.

Crude oil: The New York Mercantile Exchange West Texas Intermediate (NYMEX WTI) crude oil price increased from US$75.59 per barrel (bbl) at the beginning of FY2011 to US$95.42 per bbl at year-end. The average WTI oil price for FY2011 was US$89.47 per bbl, 19 per cent above the FY2010 average. The Intercontinental Exchange (ICE) Brent oil price increased from US$74.97 per bbl at the beginning of FY2011 to US$112.48 per bbl at year-end. The average ICE Brent oil price for FY2011 was US$96.45 per bbl, 28 per cent above the FY2010 average. During the year, WTI oil reached a low of US$71.63 per bbl in August 2010 and a peak of US$113.93 per bbl in April 2011, while ICE Brent experienced a low of US$71.45 per bbl in July 2010 and a high of US$126.65 per bbl in April 2011 as both benchmarks were impacted by the Middle East and North Africa unrest in the second half of FY2011. The WTI-Brent differential was an important feature of the oil market as the spread exceeded a record US$20 per bbl level due in part to the US pipeline bottleneck issues and some tightness in the North Sea markets. However, the oil price gains were later partially offset by growing concerns over the global macroeconomic outlook and subsequent impact on global oil demand.

Energy coal: The Amsterdam-Rotterdam-Antwerp CFR (API 2) price increased from US$94.47 per tonne at the beginning of FY2011 to US$122.9 per tonne at year-end. The Richards Bay Coal Terminal (RBCT) FOB (API 4) price increased from US$91.6 per tonne at the beginning of FY2011 to US$117.5 per tonne at year-end. The Newcastle FOB (API 3) price increased from US$98.3 per tonne at the beginning of FY2011 to US$121 per tonne at year-end. The average Newcastle FOB (API 3) price for FY2011 was US$120.4 per tonne, 40 per cent above the average for FY2010. The average RBCT FOB (API 4) price for FY2011 was US$116.7 per tonne, 54 per cent above the average for FY2010. Strong price levels were supported by supply disruptions in the key export regions (including Australia, South Africa, Colombia and Indonesia) during the Northern Hemisphere winter period, particularly in January 2011 when both RBCT and Newcastle FOB prices reached the highest levels since October 2008. Prices eased towards the end of the financial year as supply showed some recovery and demand from China and India was weaker than expected. Estimated unadjusted Chinese imports in FY2011 were at 81 Mt, compared with 85 Mt in FY2010. Lower demand was driven by high stockpiles at key ports and power plants, sufficient hydro power generation and high global prices.

Gas: The US Henry Hub natural gas price decreased from US$4.68 per million British thermal units (MMBtu) at the beginning of FY2011 to US$4.39 per MMBtu at year-end. The UK National Balancing Point (NBP) natural gas price increased from US$6.55 per MMBtu at the beginning of FY2011 to US$9.36 per MMBtu at year-end. The Asian spot LNG price as reflected by the Platts Japan Korea Marker (JKM) increased from US$7.8 per MMBtu at the beginning of FY2011 to US$13.80 per MMBtu at year-end. The average Henry Hub gas price for FY2011 was US$4.16 per MMBtu, one per cent below the average for FY2010. The average UK National Balancing Point (NBP) natural gas price for FY2011 was US$8.33 per MMBtu, 69 per cent above the average for FY2010. The trading ranges through the year were volatile, with the Henry Hub price reaching a high of US$4.94 per MMBtu in August 2010 and dropping to a low of US$3.18 per MMBtu in October 2010. The NBP price ranged from a low of US$5.10 per MMBtu in September 2010 to a high of US$10.50 per MMBtu in March 2011. During FY2011, global gas demand increased, particularly in the power generation sector in both the Atlantic and Pacific markets. This was supported by some improvement in underlying economic activity, extreme weather conditions and the Japanese Fukushima nuclear incident in the second half of FY2011. The US market remained largely insulated from global events and was over-supplied due to strong shale gas production, which pushed the Henry Hub price lower.

Iron Ore: The iron ore spot price increased from US$134 per tonne at the beginning of FY2011 to US$170.75 per tonne at year-end. The average spot iron ore price for FY2011 was US$162.98 per tonne, 37 per cent above the average for FY2010. Prices ranged from a low of US$116 per tonne in July 2010 to a high of US$193 per tonne in February 2011. Prices for the first quarter of FY2011 were constrained by the seasonal decrease in global pig iron production, which reached its FY2011 low in September 2010. Prices broadly followed an upward trajectory driven by increased global steel production, and a corresponding increase in iron ore demand, combined with seasonally constrained supply from Australia and Brazil. Post the price peak of February 2011, iron ore prices decreased to an average of US$178 per tonne in the last quarter of FY2011 due to uncertainty in the Chinese downstream steel market and further rounds of credit tightening.

Manganese: Manganese ore prices decreased from US$8.70 per dry metric tonne unit (dmtu) at the beginning of FY2011 to US$5.24 per dmtu at year-end. The average manganese ore price delivered to China for FY2011 was US$6.29 per dmtu, three per cent below the average for FY2010. Silicomanganese alloy prices in the US decreased from US$1,435 per tonne at the beginning of FY2011 to US$1,367 per tonne by year-end. Manganese alloy prices in Europe decreased from US$1,458 per tonne at the beginning of FY2011 to US$1,286 per tonne at year-end. High-carbon ferromanganese alloy prices in the US decreased from US$1,400 per tonne at the beginning of FY2011 to US$1,320 per tonne by year-end. High-carbon ferromanganese alloy prices in Europe decreased from US$1,458 per tonne at the beginning of FY2011 to US$1,257 per tonne by year-end. Despite substantially lower ore input costs, manganese alloy prices continued to trade in a relatively narrow band due to increased costs of coking coal and power from the second half of FY2011 onwards.

Metallurgical coal: The quarterly negotiated prices increased from US$225 per tonne at the beginning of FY2011 to US$330 per tonne at year-end. Platts 64 Mid Volatile Index spot coking coal prices increased from US$202 per tonne at the beginning of FY2011 to US$273 per tonne at year-end. The coking coal market weakened in the first half of FY2011 on subdued demand growth in traditional coking coal importing countries and more than adequate supply to meet this demand. However, heavy rains in Queensland during September to November 2010, and resultant floods in late December, caused significant supply disruptions. With the sharp reduction in available seaborne tonnages, the market became very tight in the third quarter of FY2011 and the Platts 64 Mid Volatile Index price rose to a peak of US$336 per tonne in January 2011.

Nickel: LME prices increased from US$8.81 per lb at the beginning of FY2011 to US$10.49 per lb at year-end. The average nickel price for FY2011 was US$10.86 per lb, 24 per cent above the average for FY2010.

Higher prices were underpinned by the improved global economic recovery, service centre re-stocking and strong underlying consumption. The fall of the nickel price in early May 2011 was caused by a general sell-off by investors. This drop led to a wait-and-see purchasing behaviour among stainless distributors and end-users in the following months. On the supply side, more nickel production was added in the first half of FY2011, whereas the second half of the year was characterised by supply disruptions. Partially offsetting these disruptions was a particularly high level of nickel pig iron production in China.

The following table indicates the estimated impact on FY2011 profit after taxation of changes in the prices of our most significant commodities. With the exception of price-linked costs, the sensitivities below assume that all other variables, such as exchange rate, costs, volumes and taxation, remain constant. There is an inter-relationship between changes in commodity prices and changes in currencies that is not reflected in the sensitivities below. Volumes are based on FY2011 actual results and sale prices of our commodities under a mix of short-, medium- and long-term contracts. Movements in commodity prices can cause movements in exchange rates and vice versa. These sensitivities should therefore be used with care.

Estimated impact on FY2011 profit after taxation of changes of:	US$M
US$1/bbl on oil price	43
US¢1/lb on aluminium price	20
US¢1/lb on copper price	18
US¢1/lb on nickel price	1
US$1/t on iron ore price	80
US$1/t on manganese alloy	0.5
US$1/dmtu on manganese ore	138
US$1/t on metallurgical coal price	22
US$1/t on energy coal price	24

The impact of the commodity price movements in FY2011 is discussed in section 3.6 ‘Operating results’.

3.4.2    Freight markets

The bulk freight market is typically categorised by the size of the vessel. Capesize vessels are typically classified as having deadweight above 150 thousand deadweight tonnes (kdwt) compared with Panamax and Supramax vessels, which are 60 to 100 kdwt and 50 to 60 kdwt respectively.

The Capesize average 4 Time Charter rate, being a particular rate published by the Baltic Exchange, declined from US$24,239 per day at the beginning of FY2011 to US$12,732 per day at year end. Capesize freight rates dropped as low as US$4,567 per day in February 2011 as major supplying regions suffered adverse weather conditions resulting in lower cargo availability. The Panamax average 6 Time Charter rate declined from US$22,113 per day at the beginning of FY2011 to US$12,823 per day at the year-end. The Supramax average 4 Time Charter rate decreased from US$21,607 per day at the beginning of FY2011 to US$13,682 per day at the year-end. Although the demand for bulk commodities was strong, the freight market saw oversupply due to the many newbuild vessels entering the market. The total dry bulk fleet grew by 17 per cent year-on-year in CY2010, the fastest growth for many years.

3.4.3    Exchange rates

We are exposed to exchange rate transaction risk on foreign currency sales and purchases as we believe that active currency hedging does not provide long-term benefits to our shareholders. Because a majority of our sales are denominated in US dollars, and the US dollar plays a dominant role in our business, we borrow and hold surplus cash predominantly in US dollars to provide a natural hedge. Operating costs and costs of local equipment are influenced by the fluctuations in the Australian dollar, South African rand, Chilean peso and Brazilian real. Foreign exchange gains and losses reflected in operating costs owing to fluctuations in the abovementioned currencies relative to the US dollar may potentially offset one another. The Australian dollar, Brazilian real, Chilean peso and South African rand strengthened against the US dollar during FY2011.

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

3.4.4    Interest rates

We are exposed to interest rate risk on our outstanding borrowings and investments. Our policy on interest rate exposure is for interest on our borrowings to be on a US dollar floating interest rate basis. Deviation from our policy requires the prior approval of our Financial Risk Management Committee, and is managed within our Cash Flow at Risk (CFaR) limit, which is described in note 28 ‘Financial risk management’ in the financial statements. When required under this strategy, we use interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure. As at 30 June 2011, we had US$0.8 billion of fixed interest borrowings that had not been swapped to floating rates, arising principally from legacy positions that were in existence prior to the merger that created the DLC structure.

3.4.5    Changes in product demand

Global economic growth slowed during the second half of FY2011 as emerging economies tightened monetary policy, the Japanese tsunami disrupted trade flows and fiscal austerity measures adversely affected demand. Global imbalances and high levels of sovereign debt continue to create uncertainty and a protracted recovery remains our base case assumption for the developed world. However, a coordinated policy response has the potential to engender confidence and ease the volatility that has been the dominant theme of recent years.

Across the important growth economies of China and India, recent economic data suggests monetary policy is having the intended effect. That said, growth in fixed asset investment in China has remained resilient and is yet to fully reflect the recent policy response.

Despite these near term challenges, we remain positive on the longer-term outlook for the global economy. Over the past decade, emerging economies have contributed more to global growth than the developed world and we expect their share to expand as the process of urbanisation and industrialisation continues.

3.4.6    Operating costs and capital expenditure

During FY2011, total cash costs increased by four per cent, which arose from increases in costs that are structural in nature. Higher fuel and energy prices (of which BHP Billiton is a net beneficiary) together with increased maintenance, labour and contractor costs are consistent with the corresponding level of activity occurring within the mining industry as a whole. In conjunction with safety and volumes, cost control continues to be a key area of focus for each area of operation.

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

3.4.8    Health, safety, environment and community

We are subject to extensive regulation surrounding the health and safety of our people and the environment. We make every effort to comply with the regulations and, where less stringent than our standards, exceed applicable legal and other requirements. However, regulatory standards and community expectations are constantly evolving. As a result, we may be exposed to increased litigation, compliance costs and unforeseen environmental rehabilitation expenses, despite our best efforts to work with governments, community groups and scientists to keep pace with regulations, law and public expectations.

Further information about our compliance with HSEC regulations can be found in section 2.8 of this Report.

3.4.9    Insurance

During FY2011, we maintained an insurance program with policies encompassing property damage, business interruption, public and certain other liabilities and directors and officers’ exposures. The program includes a combination of self-insurance via subsidiary captive insurance companies, industry mutuals and external market re-insurance. Mandates are established as to risk retention levels, policy cover and, where applicable, reinsurance counter parties. As part of our portfolio risk management policy, we regularly conduct an assessment of maximum foreseeable loss potential, cash flow at risk, loss experience, claims received and insurance premiums paid and will make adjustments to the balance of self-insurance and reinsurance as required.

The Group continues to be largely self-insured for losses arising from property damage and business interruption, sabotage and terrorism, marine cargo and construction. For these risks, we internally insure our operations (for wholly-owned assets and for our share of joint venture assets) via our captive insurance companies. Any losses incurred will consequently impact the financial statements as they arise.

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

3.6    Operating results

3.6.1    Consolidated results

Year ended 30 June 2011 compared with year ended 30 June 2010

Our strategic focus on large, low-cost and expandable assets once again delivered record financial performance and returns. Underlying EBITDA and attributable profit (excluding exceptional items) increased by 51 per cent and 74 per cent respectively, while Underlying return on capital, excluding investment associated with projects not yet in production, increased to 50 per cent. The strong increase in the Group’s Underlying EBIT margin to 47 per cent emphasises the quality of BHP Billiton’s diversified portfolio.

An ongoing commitment to invest through all points of the economic cycle delivered record annual production across four commodities and 10 operations. Our decision to invest in our Western Australia Iron Ore business during the depths of the global financial crisis facilitated an eleventh consecutive annual increase in iron ore production, as prices continued to test new highs. Three major projects delivered first production in FY2011, including the New South Wales Energy Coal MAC20 Project (Australia), which was completed ahead of schedule.

Robust demand, industry-wide cost pressures and persistent supply side constraints continued to support the fundamentals for the majority of BHP Billiton’s core commodities. In that context, another strong year of growth in Chinese crude steel production ensured steelmaking material prices were the major contributing factor to the US$17,228 million price related increase in Underlying EBIT.

However, we have regularly highlighted our belief that costs tend to lag the commodity price cycle as consumable, labour and contractor costs are broadly correlated with the mining industry’s level of activity. In the current environment, tight labour and raw material markets are presenting a challenge for all operators, and BHP Billiton is not immune from that trend. The devaluation of the US dollar and inflation reduced Underlying EBIT by a further US$3,161 million.

Record operating cash flow of US$30,080 million continues to create substantial flexibility for the Group. In the 12-month period alone, we have invested US$12,387 million across our tier one portfolio of minerals and energy assets, completed a US$10 billion capital management program and finalised the acquisition of Chesapeake Energy Corporation’s interests in the Fayetteville Shale assets (US). Notwithstanding those achievements, net gearing of nine per cent at the end of FY2011 ensures BHP Billiton has the capacity to comfortably fund its extensive organic growth program and the US$15.1 billion acquisition of Petrohawk Energy Corporation that was announced on 14 July 2011. Importantly, the Group remains committed to a solid ‘A’ credit rating.

The consistent and disciplined manner in which we return excess capital to shareholders was further illustrated by the completion of our expanded US$10 billion capital management program on 29 June 2011, six months ahead of schedule. Completion of the substantial program in such a timely manner highlights our commitment to maintain an appropriate capital structure, irrespective of the economic cycle. Since 2004, the Group has repurchased a cumulative US$22,600 million of Limited (Ltd) and Plc shares, representing 15 per cent of then issued capital.

Confidence in the long-term outlook for our core commodity markets and the accelerated purchase and cancellation of four per cent of issued capital during FY2011 has enabled the BHP Billiton Board to declare a 22 per cent rebasing of the final dividend. The increase in the full year payout to 101 US cents per share is consistent with the Group’s commitment to its progressive dividend policy.

Revenue was US$71.7 billion, an increase of 35.9 per cent from US$52.8 billion in the corresponding period.

Our profit attributable to members of BHP Billiton of US$23.6 billion represents an increase of 85.9 per cent from the corresponding period. Attributable profit excluding exceptional items of US$21.7 billion represents an increase of 73.9 per cent from the corresponding period.

On 24 August 2011, the Board declared a final dividend of 55 US cents per share, thus bringing the total dividends declared for FY2011 to 101 US cents per share, an increase of 16.1 per cent over the corresponding period. Capital management initiatives are discussed in section 3.7.6 of this Report.

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

Operating cash flow for the year remained strong at US$16,890 million and resulted in net debt declining further to US$3,308 million, with net gearing falling to six per cent. These results continue to demonstrate the strength of our uniquely diversified business model and world-class, low-cost asset portfolio.

We invested heavily in our business and successfully delivered another five growth projects, including those in petroleum and iron ore. We approved two major growth projects (with a combined budget of US$695 million) and made pre-commitments totalling US$2,237 million (our share) to accelerate early works for another four. To underline the depth of our project pipeline, there were 20 projects in various stages of execution and feasibility with an estimated budget in excess of US$25 billion.

We also bolstered our upstream resource base with the acquisition of Athabasca Potash Inc. (Canada) and United Minerals Corporation NL (Australia, Iron Ore). On 20 August 2010, we launched an all-cash offer to acquire all of the issued and outstanding common shares of Potash Corporation of Saskatchewan Inc. (PotashCorp) at a price of US$130 in cash per PotashCorp common share.

Revenue was US$52.8 billion, an increase of 5.2 per cent from US$50.2 billion in FY2009.

Our profit attributable to members of BHP Billiton of US$12.7 billion represented an increase of 116.5 per cent from FY2009. Attributable profit excluding exceptional items of US$12.5 billion represented an increase of 16.3 per cent from FY2009.

On 25 August 2010, the Board declared a final dividend of 45 US cents per share, thus bringing the total dividends declared for FY2010 to 87 US cents per share. Capital management initiatives are discussed in section 3.7.6 of this Report.

3.6.2    Consolidated results – Underlying EBIT

In discussing the operating results of our business, we focus on a financial measure we refer to as Underlying EBIT. Underlying EBIT is the key measure that management uses internally to assess the performance of our business, make decisions on the allocation of resources and assess operational management. Management uses this measure because financing structures and tax regimes differ across our assets and substantial components of our tax and interest charges are levied at a Group, rather than an operational level. Underlying EBIT is calculated as earnings before interest and taxation (EBIT), which is referred to as ‘profit from operations’ in the income statement, excluding the effects of exceptional items.

We exclude exceptional items from Underlying EBIT in order to enhance the comparability of the measure from period to period and provide clarity into the underlying performance of our operations. Our management monitors exceptional items separately.

A reconciliation from Underlying EBIT to profit from operations can be found in section 3.3 ‘Key measures’.

The following table and commentary describe the approximate impact of the principal factors that affected Underlying EBIT for FY2011 and FY2010.

Year ended 30 June	2011	2011	2010	2010
	US$M	US$M	US$M	US$M
Underlying EBIT as reported in the prior year		19,719		18,214
Change in volumes:
Increase in volumes	841		2,142
Decrease in volumes	(1,422)		(206)

		(581)		1,936
Net price impact:
Change in sales prices	18,648		778
Price-linked costs	(1,420)		241

		17,228		1,019
Change in costs:
Costs (rate and usage)	(1,412)		(2)
Exchange rates	(2,526)		(2,150)
Inflation on costs	(635)		(400)

		(4,573)		(2,552)
Asset sales		(85)		82
Ceased and sold operations		(140)		526
New and acquired operations		1,153		966
Exploration and business development		(328)		239
Other		(413)		(711)

Underlying EBIT		31,980		19,719

Year ended 30 June 2011 compared with year ended 30 June 2010

Underlying EBIT for FY2011 was US$32.0 billion, compared with US$19.7 billion in the corresponding period, an increase of 62.2 per cent.

Volumes

BHP Billiton achieved production records across four commodities and 10 operations during FY2011. Western Australia Iron Ore shipments rose to a record annualised rate of 155 million tonnes per annum (mtpa) in the June 2011 quarter and, when combined with strong operating performance at Samarco (Brazil), enabled iron ore volumes to contribute an additional US$572 million to Underlying EBIT.

The completion and successful ramp-up of the MAC20 Project ahead of schedule underpinned record production at New South Wales Energy Coal in the period. When considered in conjunction with a 13 per cent increase in South Africa Coal production, Energy Coal volumes increased Underlying EBIT by US$177 million in FY2011.

However, broader challenges continued to delay the supply response of the industry over the 12-month period. For example, metallurgical coal supply was significantly affected by persistent wet weather in the Bowen Basin (Australia), while ongoing permitting delays in the Gulf of Mexico (US) continued to impact drilling activity. In aggregate, volumes reduced BHP Billiton Underlying EBIT by US$581 million in FY2011 despite generally strong operating performance.

Prices

Robust demand driven by the emerging economies, a general elevation and steepening of global (commodity) cost curves and the persistent theme of supply side constraint, were all catalysts for higher commodity prices that increased Underlying EBIT by US$18,648 million in the period. Another strong year of growth in Chinese crude steel production ensured steelmaking material prices were the major contributing factor, as they alone increased Underlying EBIT by US$11.1 billion. Price-linked costs (including royalties) reduced Underlying EBIT by US$1,420 million.

Costs

BHP Billiton has regularly highlighted its belief that costs tend to lag the commodity price cycle as consumable, labour and contractor costs are broadly correlated with the mining industry’s level of activity. In the current environment of elevated commodity prices, tight labour and raw material markets are presenting a challenge for all operators. Excluding the impact of a weaker US dollar, inflation and an increase in non-cash items, costs decreased Underlying EBIT by US$1.2 billion.

Higher fuel and energy prices (of which BHP Billiton is a net beneficiary), together with increased maintenance, labour and contractor costs, accounted for the majority of the impact and reduced Underlying EBIT by US$878 million.

Cost performance in the large bulk commodity businesses is heavily influenced by the ability to leverage infrastructure and maximise volumes. In this regard, the weather related disruption at our Queensland Coal (Australia) business had a negative impact on unit costs in the period. The major cost offset was related to the recovery in operating performance that followed last year’s Clark Shaft outage at Olympic Dam (Australia).

Non-cash items, predominantly depreciation, reduced Underlying EBIT by a further US$255 million and reflected the ongoing delivery of our organic growth program.

Exchange rates

A weaker US dollar against producer currencies reduced Underlying EBIT by US$2,526 million, which included a US$735 million variance related to the restatement of monetary items in the balance sheet. The Australian operations were the most heavily impacted. The strong Australian dollar reduced Underlying EBIT by US$2.1 billion, which included a US$640 million variance related to the restatement of monetary items in the balance sheet. The absolute impact on costs as a result of the restatement of monetary items in the balance sheet was a loss of US$807 million in FY2011.

Average and closing exchange rates for FY2011 and FY2010 are detailed in note 1 to the financial statements.

Inflation on costs

Inflationary pressure on costs across all businesses had an unfavourable impact on Underlying EBIT of US$635 million. The pressure was most evident in Australia and South Africa, which accounted for over two-thirds of the total impact.

Asset sales

The profit on the sale of assets was US$85 million lower than the corresponding period largely due to the dissolution of the Douglas Tavistock Joint Venture (South Africa), which increased Underlying EBIT in the prior period.

Ceased and sold operations

The currency revaluation of rehabilitation and closure provisions for ceased operations was the major driver of the US$140 million reduction in Underlying EBIT.

New and acquired operations

Assets are reported as new and acquired operations until there is a full year comparison. New operations increased Underlying EBIT by US$1,153 million primarily due to strong performance at the BHP Billiton operated Pyrenees oil facility (Australia) and the inaugural contribution from the recently acquired Fayetteville Shale assets.

Exploration and business development

Group exploration expense increased marginally in FY2011 to US$1.1 billion. Within Minerals (US$577 million expense), the focus centred upon copper targets in South America, Mongolia and Zambia; nickel and copper targets in Australia; and diamond targets in Canada. Exploration for iron ore, potash, uranium and manganese was undertaken in a number of regions including Australia, Asia, Africa and the Americas.

Petroleum exploration expense was US$477 million and included a US$73 million impairment of exploration previously capitalised. Exploration drilling activity was delayed in the Gulf of Mexico due to new regulatory permitting processes, but was partially offset by an increase in the acquisition and processing of geophysical data. BHP Billiton’s proven operating capability in the deepwater remains an important competitive advantage and the Group will continue to invest in an extensive exploration program that is focused on the Gulf of Mexico, South China Sea and Australia.

Expenditure on business development reduced Underlying EBIT by an additional US$303 million compared with the prior period as Base Metals progressed a number of its development options, including Olympic Dam Project (ODP1) and the Spence Hypogene project (Chile). Increased activity on the Scarborough and Browse liquefied natural gas projects (both Australia) in FY2011 also contributed to the rise in the business development expense.

Other

Other items decreased Underlying EBIT by US$413 million and included provisions totalling US$189 million related to indirect taxes in the Aluminium and Iron Ore businesses, and Colombian net worth tax in Stainless Steel Materials and Energy Coal.

Year ended 30 June 2010 compared with year ended 30 June 2009

Underlying EBIT for FY2010 was US$19.7 billion, compared with US$18.2 billion, an increase of 8.3 per cent from FY2009.

Volumes

Strong performance from steelmaking raw materials was the major contributor to the volume related increase in Underlying EBIT of US$1,936 million. In that context, our strategy to maximise production from our low-cost assets at all points in the cycle ideally positioned our Metallurgical Coal and Manganese businesses to capitalise on the improvement in market demand. In Western Australia’s Pilbara region, ongoing commitment to growth delivered the tenth consecutive record in iron ore sales, while a recovery in pellet demand enabled Samarco (Brazil) to return to full capacity.

Solid operating performance was recorded across the remaining CSGs. In Base Metals, Escondida (Chile) and Cannington (Australia) both benefited from higher throughput and grade, while Olympic Dam (Australia) and Spence (Chile) were impacted by unplanned interruptions.

Escondida production is expected to decline by five to 10 per cent in FY2011, mainly due to lower grade.

Prices

Prices (including the impact of linked costs) increased Underlying EBIT by US$1,019 million, of which iron ore and the base and precious metals complex contributed US$5,265 million. Lower prices for coal (both forms) and manganese were the offsetting factors and reduced Underlying EBIT by US$4,401 million.

Price-linked costs were US$241 million lower than FY2009.

During the second half of FY2010, the old benchmark pricing system for iron ore and metallurgical coal was substantially replaced by shorter-term market-based pricing. The transformation ensures the majority of BHP Billiton’s bulk commodities (iron ore, manganese, metallurgical coal and energy coal) are now linked to market-based prices.

Additional detail on the effect of price changes appears in section 3.4.1.

Costs

Excluding the significant impact of a weaker US dollar and an increase in non-cash items (US$219 million), costs were well controlled across the Group, adding US$217 million to Underlying EBIT in FY2010.

Raw materials, including fuel and energy, generated the greatest benefit and increased Underlying EBIT by US$576 million, although the majority of the benefit was non-structural in nature.

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

Non-cash and other items reduced Underlying EBIT by a combined US$537 million. The major negative factors were higher depreciation in Western Australia Iron Ore and a provision for a payment to the Western Australian Government that was expected following the announced amendments to the State Agreements.

Exchange rates

A weaker US dollar against all producer currencies reduced Underlying EBIT by US$2,150 million. The Australian operations were the most impacted, with the strong Australian dollar decreasing Underlying EBIT by US$1,779 million.

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

New and acquired operations

New greenfield assets are reported in new and acquired operations variance until there is a full year comparison. BHP Billiton operated oil and gas facilities, Shenzi (US) and Pyrenees (Australia), contributed an additional US$966 million to Underlying EBIT in FY2010.

Exploration and business development

Exploration expense was broadly flat for FY2010 at US$1,030 million. Within Minerals (US$467 million expense), the focus centred upon copper in Chile and Zambia, nickel in Australia, manganese in Gabon, and diamonds in Canada. Exploration for iron ore, coal, bauxite, potash and manganese was also undertaken in a number of regions, including Australia, Canada, South America, Russia and Africa.

The Petroleum CSG’s exploration expense increased to US$563 million as the business commenced a multi-year drilling campaign.

Expenditure on business development was US$195 million lower than FY2009. This was mainly due to reduced activity in the Base Metals and Stainless Steel Materials CSGs.

Other

Other items decreased Underlying EBIT by US$711 million, predominantly due to the influence of third party product sales and the fair value adjustment of derivative contracts.

3.6.3    Net finance costs

Year ended 30 June 2011 compared with year ended 30 June 2010

Net finance costs increased to US$561 million from US$459 million in the corresponding period. This was primarily driven by exchange rate variations on net debt and lower amounts of interest capitalised.

Year ended 30 June 2010 compared with year ended 30 June 2009

Net finance costs decreased to US$459 million from US$543 million in FY2009. This was primarily driven by higher levels of capitalised interest.

3.6.4    Taxation expense

Year ended 30 June 2011 compared with year ended 30 June 2010

Excluding the impacts of royalty-related taxation, exceptional items and exchange rate movements, taxation expense was US$10.1 billion representing an underlying effective tax rate of 32.1 per cent (2010: 30.9 per cent; 2009: 31.4 per cent).

Government imposed royalty arrangements calculated by reference to profits after adjustment for temporary differences are reported as royalty-related taxation. Royalty-related taxation contributed US$828 million to taxation expense representing an effective rate of 2.6 per cent (2010: US$451 million and 2.3 per cent; 2009: US$495 million and 4.3 per cent).

Other royalty and excise arrangements, which do not have these characteristics, are recognised as operating costs within profit before taxation. These amounted to US$2.9 billion during the period (2010: US$1.7 billion; 2009: US$1.9 billion).

Exceptional items decreased taxation expense by US$2.1 billion (2010: increase of US$59 million; 2009: decrease of US$1.2 billion) predominantly due to the reversal of deferred tax liabilities of US$1.5 billion following the election of eligible Australian entities to adopt a US dollar tax functional currency, as well as the release of tax provisions of US$718 million following the Group’s position being confirmed with respect to Australian Taxation Office (ATO) amended assessments.

Exchange rate movements decreased taxation expense by US$1.5 billion (2010: increase of US$106 million; 2009: increase of US$444 million) predominantly due to the revaluation of local currency deferred tax assets arising from future tax depreciation of US$2.5 billion, partly offset by the revaluation of local currency tax liabilities and deferred tax balances arising from other monetary items and temporary differences, which amounted to US$1.0 billion.

Total taxation expense, including royalty-related taxation and the predominantly non-cash exceptional items and exchange rate movements described above, was US$7.3 billion, representing an effective tax rate of 23.4 per cent (2010: 33.5 per cent; 2009: 45.4 per cent).

Year ended 30 June 2010 compared with year ended 30 June 2009

The taxation expense, including royalty-related taxation and tax on exceptional items, was US$6,563 million. This represented an effective rate of 34 per cent on profit before tax of US$19,572 million and including tax on exceptional items of US$59 million. Excluding the impacts of exceptional items, the taxation expense was US$6,504 million.

Exchange rate movements increased the taxation expense by US$106 million predominantly due to the revaluation of local currency tax liabilities and other monetary items, which amounted to US$502 million. This was offset by the increase in the US dollar value of future tax depreciation of US$396 million.

Royalty-related taxation represents an effective rate of two per cent for FY2010. Excluding the impacts of royalty-related taxation, the impact of exchange rate movements included in taxation expense and tax on exceptional items, the underlying effective rate was 31 per cent.

Government imposed royalty arrangements, which are calculated by reference to profits (revenue net of allowable deductions) after the adjustment for items comprising temporary differences, is reported as royalty-related taxation. Other royalty and excise arrangements that do not have these characteristics are recognised as operating costs (US$1,653 million).

3.6.5    Exceptional items

Year ended 30 June 2011

Year ended 30 June 2011	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Withdrawn offer for PotashCorp	(314)	—	(314)
Newcastle steelworks rehabilitation	150	(45)	105
Release of income tax provisions	—	718	718
Reversal of deferred tax liabilities	—	1,455	1,455

	(164)	2,128	1,964

The Group withdrew its offer for Potash Corporation of Saskatchewan (PotashCorp) on 15 November 2010 following the Board’s conclusion that the condition of the offer relating to receipt of a net benefit as determined by the Minister of Industry under the Investment Canada Act could not be satisfied. The Group incurred fees associated with the US$45 billion debt facility (US$240 million), investment bankers’, lawyers’ and accountants’ fees, printing expenses and other charges (US$74 million) in progressing this matter during the period up to the withdrawal of the offer, which were expensed as operating costs in FY2011.

The Group recognised a decrease of US$150 million (US$45 million tax charge) to rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia) following a full review of the progress of the Hunter River Remediation Project (Australia) and estimated costs to completion.

The ATO issued amended assessments in prior years denying bad debt deductions arising from the investments in Beenup and Boodarie Iron (both Australia) and the denial of capital allowance claims made on the Boodarie Iron project. The Group challenged the assessments and was successful on all counts before the Full Federal Court. The ATO obtained special leave in September 2010 to appeal to the High Court in respect of the denial of capital allowance claims made on the Boodarie Iron project. The Group’s position in respect of the capital allowance claims on the Boodarie Iron project was confirmed by the High Court in June 2011. As a result of these appeals, US$138 million was released from the Group’s income tax provision in September 2010 and US$580 million in June 2011.

Consistent with the functional currency of the Group’s operations, eligible Australian entities elected to adopt a US dollar tax functional currency from 1 July 2011. As a result, the deferred tax liability relating to certain US dollar denominated financial arrangements has been derecognised, resulting in a credit to income tax expense of US$1,455 million.

Refer to note 3 ‘Exceptional items’ in the financial statements for more information.

Year ended 30 June 2010

Year ended 30 June 2010	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Pinal Creek rehabilitation	186	(53)	133
Disposal of the Ravensthorpe nickel operation	653	(196)	457
Restructuring of operations and deferral of projects	(298)	12	(286)
Renegotiation of power supply agreements	(229)	50	(179)
Release of income tax provisions	—	128	128

	312	(59)	253

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

On 9 December 2009, the Group announced it had signed an agreement to sell the Ravensthorpe nickel operations (Australia). The sale was completed on 10 February 2010. As a result of the sale, impairment charges recognised as exceptional items in FY2009 have been partially reversed totalling US$611 million (US$183 million tax expense). In addition, certain obligations that remained with the Group were mitigated and related provisions released, together with minor net operating costs this resulted in a gain of US$42 million (US$13 million tax expense).

Continuing power supply constraints impacting the Group’s three Aluminium smelters in southern Africa, and temporary delays with the Guinea Alumina project, have given rise to charges for the impairment of property, plant and equipment and restructuring provisions. A total charge of US$298 million (US$12 million tax benefit) was recognised by the Group in FY2010.

Renegotiation of long-term power supply arrangements in southern Africa impacted the value of embedded derivatives contained within those arrangements. A total charge of US$229 million (US$50 million tax benefit) was recognised by the Group in FY2010.

The ATO issued amended assessments in prior years denying bad debt deductions arising from the investments in Hartley (Zimbabwe), Beenup and Boodarie Iron (both Australia) and the denial of capital allowance claims made on the Boodarie Iron project. BHP Billiton lodged objections and has been successful on all counts in the Federal Court and the Full Federal Court. The ATO has not sought to appeal the Boodarie Iron bad debt disallowance to the High Court, which resulted in a release of US$128 million from the Group’s income tax provisions. The ATO sought special leave to appeal to the High Court in relation to the Beenup bad debt disallowance and the denial of the capital allowance claims on the Boodarie Iron project and has been granted special leave only in relation to the denial of the capital allowance claims on the Boodarie Iron project.

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

Refer to note 3 ‘Exceptional items’ in the financial statements for more information.

3.6.6    Customer Sector Group summary

The following tables provide a summary of the CSG revenues and results for FY2011 and the two prior corresponding periods.

Year ended 30 June	2011	2010	2009
	US$M	US$M	US$M
Revenues (1)
Petroleum	10,737	8,782	7,211
Aluminium	5,221	4,353	4,151
Base Metals	14,152	10,409	7,105
Diamonds and Specialty Products	1,517	1,272	896
Stainless Steel Materials	3,861	3,617	2,355
Iron Ore	20,412	11,139	10,048
Manganese	2,423	2,150	2,536
Metallurgical Coal	7,573	6,059	8,087
Energy Coal	5,507	4,265	6,524
Group and unallocated items (2)(3)	336	752	1,298

BHP Billiton Group	71,739	52,798	50,211

Year ended 30 June	2011	2010	2009
	US$M	US$M	US$M
Underlying EBIT (1)
Petroleum	6,330	4,573	4,085
Aluminium	266	406	192
Base Metals	6,790	4,632	1,292
Diamonds and Specialty Products	587	485	145
Stainless Steel Materials	588	668	(854)
Iron Ore	13,328	6,001	6,229
Manganese	697	712	1,349
Metallurgical Coal	2,670	2,053	4,711
Energy Coal	1,129	730	1,460
Group and unallocated items (2)(3)	(405)	(541)	(395)

BHP Billiton Group	31,980	19,719	18,214

(1)	Includes the sale of third party product.

(2)	Revenue that is not reported in business segments principally includes sales of freight and fuel to third parties.

(3)	Includes consolidation adjustments, unallocated items and external sales for the Group’s freight, transport and logistics operations and certain closed operations.

The discussion of results for our CSGs is set out below and focuses on Underlying EBIT. The factors affecting Underlying EBIT have also affected revenue, except where stated. For further information on our CSG results, including depreciation, refer note 2 ‘Segment reporting’ in the financial statements.

Petroleum

Year ended 30 June 2011 compared with year ended 30 June 2010

The successful integration of the Fayetteville Shale gas assets, the start-up of the Angostura Gas Phase II project on schedule, and strong underlying performance from existing assets, delivered 159.4 million barrels of oil equivalent (MMboe) for FY2011, the fourth consecutive increase in annual petroleum production. BHP Billiton brought the first new deepwater well into production since the Gulf of Mexico moratorium was enacted in May 2010 and this important milestone, achieved at the BHP Billiton operated Shenzi field (US), followed previous regulatory approvals for water injection and production well drilling.

Underlying EBIT of US$6,330 million represented an increase of US$1,757 million or 38.4 per cent when compared with the prior period. Higher average realised prices were a major contributor to the increase in Underlying EBIT (US$1,521 million, net of price-linked costs) and reflected a 28 per cent increase in oil prices to US$93.29 per bbl, a 22 per cent increase in realised liquefied natural gas prices to US$11.03 per thousand standard cubic feet (scf), and a 17 per cent increase in natural gas prices to US$4.00 per thousand scf . BHP Billiton’s operating capability was further underscored by the success of Pyrenees although natural field decline worldwide was further impacted by the deferral of high volume wells in the Gulf of Mexico.

Gross exploration spend of US$557 million was similarly impacted, although an increase in seismic acquisition and processing partially offset the decrease in drilling activity. Recommencement of development drilling at Atlantis (US) is still pending although a step out exploration well at Mad Dog (US) is currently underway.

From a longer-term perspective, the growth potential of the Petroleum business has been significantly enhanced by the acquisition of onshore US shale gas resources while organic growth projects, such as the Macedon gas project (Australia), continue to move through the execution phase.

Year ended 30 June 2010 compared with year ended 30 June 2009

Total production for the year of 159 MMboe was a full year production record and an increase of 21 MMboe. The 15 per cent increase in production reflected strong performance from BHP Billiton operated Shenzi (US) and Pyrenees (Australia), the latter being delivered on schedule during the period. In addition, improved reservoir performance from Atlantis (US) and an absence of weather related interruptions supported such strong production.

Underlying EBIT was US$4,573 million, an increase of US$488 million, or 11.9 per cent, from FY2009. The increase was primarily due to higher production as noted and higher realised oil prices, which averaged US$73.05 per bbl for the year (compared with US$66.18 per bbl). The major offsets were a lower average realised natural gas price of US$3.43 per thousand scf (compared with US$3.57 per thousand scf) and a lower average realised liquefied natural gas price of US$9.07 per thousand scf (compared with US$12.07 per thousand scf).

Gross exploration expenditure was US$817 million, US$269 million higher than FY2009 resulting primarily from increased drilling activity in the Gulf of Mexico (US), Canada, Malaysia, the Falklands and the Philippines. Several exploration wells were not commercial and resulted in the increase in exploration expense of US$163 million (US$563 million compared with US$400 million in FY2009).

Drilling activities at Atlantis and Shenzi ceased during the June 2010 quarter based on the drilling moratorium then in place in the deepwater Gulf of Mexico. We continued to monitor and assess the impact of the suspension of certain permitting and drilling activities.

All other drilling operations outside of the Gulf of Mexico progressed as planned. Underlying EBIT was impacted by a US$59 million charge related to idle rig time in the Gulf of Mexico for BHP Billiton controlled rigs. This was part of BHP Billiton’s ongoing management of rig contracts, which included negotiating revised terms for the rigs during the moratorium to provide BHP Billiton with continued access to the rigs and experienced crews when the moratorium ceases.

Aluminium

Year ended 30 June 2011 compared with year ended 30 June 2010

The ongoing ramp-up of the Alumar refinery (Brazil) contributed to a seven per cent increase in total alumina production for FY2011. Metal production remained largely unchanged with all operations running at or close to technical capacity.

Underlying EBIT was US$266 million, a decrease of US$140 million, or 34.5 per cent, when compared with the corresponding period. Higher prices and premia for aluminium had a favourable impact of US$559 million (net of price-linked costs), but were largely offset by a US$519 million increase in costs largely associated with the devaluation of the US dollar, inflation and rising raw material and energy costs. The average realised aluminium price increased by 19 per cent to US$2,515 per tonne, while the average realised alumina price rose 21 per cent to US$342 per tonne. Underlying EBIT was unfavourably impacted by a provision related to indirect taxes in FY2011.

The US$2,995 million (BHP Billiton share) Worsley Efficiency and Growth Project (Australia) will confirm Worsley as one of the world’s leading alumina refineries. The investment will raise capacity at the refinery by 1.1 mtpa to 4.6 mtpa (100 per cent basis) and first production is now scheduled for the first quarter of CY2012.

Year ended 30 June 2010 compared with year ended 30 June 2009

Total alumina production of 3,841 kt in FY2010 decreased from 4,396 kt in FY2009 mainly attributable to lower production as a result of the sale of Suriname on 31 July 2009. Aluminium smelter production increased from 1,233 kt in FY2009 to 1,241 kt in FY2010 as a result of the amperage increases at the Aluminium operations in southern Africa.

Underlying EBIT was US$406 million, an increase of US$214 million, or 111.5 per cent, from FY2009. Higher prices and premia for aluminium had a favourable impact of US$253 million that was partially offset by a US$19 million unfavourable impact of price-linked costs. The average LME aluminium price increased to US$2,018 per tonne compared with FY2009’s price of US$1,862 per tonne. The average realised alumina prices was US$291 per tonne.

Underlying EBIT excludes exceptional charges of US$527 million relating to impairments (US$298 million) and the renegotiation of long-term power contracts (US$229 million). Refer section 3.6.6 for details.

Overall, operating costs were lower mainly due to reduced raw materials and energy costs. This was partially offset by a weaker US dollar against the Australian dollar and South African rand and inflationary pressures in Australia, South Africa and Brazil.

Underlying EBIT was favourably impacted by US$68 million as a result of the divestment of Suriname on 31 July 2009.

Base Metals

Year ended 30 June 2011 compared with year ended 30 June 2010

Copper production increased during FY2011 as Olympic Dam (Australia) reported annual material mined and milling records. Strong operating performance was similarly reported at Pampa Norte (Chile) and Antamina (Peru), where record annual milling rates mitigated the impact of lower grades. Total copper cathode production represented another record for the period.

Underlying EBIT for FY2011 increased by US$2,158 million, or 46.6 per cent, to US$6,790 million. Higher average realised prices for all of our core products favourably impacted Underlying EBIT by US$3,348 million (net of price-linked costs). The supportive pricing environment was similarly reflected in a number of our key input costs with higher energy, fuel and contractor costs the major offset. The devaluation of the US dollar and inflation reduced Underlying EBIT by US$418 million. In addition, BHP Billiton refined the basis on which the metal content of its leach pads is estimated at Escondida (Chile) and Pampa Norte, which resulted in a non-cash reduction in Underlying EBIT of US$168 million.

At 30 June 2011, the Group had 239,156 tonnes of outstanding copper sales that were revalued at a weighted average price of US$4.25 per lb. The final price of these sales will be determined in FY2012. In addition, 236,584 tonnes of copper sales from FY2010 were subject to a finalisation adjustment in FY2011. The finalisation adjustment and provisional pricing impact increased Underlying EBIT by US$650 million for the period.

BHP Billiton’s Base Metals business is characterised by its large, tier one resource position and its numerous options for growth. In that context, a combined investment of US$492 million (BHP Billiton share) was approved during the period for the Escondida Ore Access and Laguna Seca Debottlenecking projects (Chile). The quality of the Base Metals investment pipeline was further emphasised by the progression of both the Escondida Organic Growth Project (OGP1) and the Olympic Dam Project (ODP1) development options into feasibility.

Year ended 30 June 2010 compared with year ended 30 June 2009

An increase in zinc production of 21.5 per cent, or 198.3 kt, compared with FY2009 was due to higher plant throughput and utilisation and higher grades at Antamina (Peru) and Cannington (Australia). Attributable uranium production at Olympic Dam (Australia) was 2,279 tonnes for the period compared with 4,007 tonnes for FY2009 due to the Clark Shaft outage. Silver production was 45.4 million ounces compared with 41.3 million ounces in FY2009. Lead production was 248.4 kt compared with 230.1 kt in FY2009.

Payable copper production was primarily impacted by the Olympic Dam Clark shaft outage and industrial action at Spence (Chile). During the second quarter of FY2010, the haulage system in the Clark Shaft at Olympic Dam was damaged. Ore hoisting operated at approximately 25 per cent of capacity until the fourth quarter of FY2010. The incident impacted earnings by US$455 million, but was partially offset by insurance recoveries of US$297 million. The recommissioning of Olympic Dam’s Clark Shaft occurred during the final quarter of FY2010 and was returned to full production. Payable copper production was also impacted by the cessation of sulphide mining at Pinto Valley (US) following the decision to place the Pinto Valley operation in a state of care and maintenance in FY2009. This was partly offset by higher grade and recovery at Escondida and the earlier than planned completion of the SAG mill repairs in the Laguna Seca Concentrator plant.

Underlying EBIT was US$4,632 million, an increase of US$3,340 million, or 258.5 per cent, from FY2009. This increase was predominantly attributable to higher prices for all key commodities in Base Metals, except uranium. The LME price for copper averaged US$3.04 per lb compared with US$2.23 per lb in FY2009, or an increase of 36.3 per cent. The impact of higher prices for copper, zinc, lead and silver in FY2010 contributed US$3,977 million to the Underlying EBIT increase. Lower sales volumes reduced Underlying EBIT by US$117 million.

Underlying EBIT excludes exceptional gains of US$186 million in relation to Pinal Creek. Refer section 3.6.6 for details.

Higher costs were incurred during FY2009, mostly due to the Clark Shaft incident at Olympic Dam (Australia) and higher labour costs, including one-off bonus payments from collective labour negotiations completed FY2009 in the South American operations. The effect of inflation and the weaker US dollar against the Australian dollar and the Chilean peso had also impacted negatively. Higher costs was partially mitigated by lower business development costs resulting from the decision to scale back Olympic Dam Expansion project activity in line with completion of feasibility studies and required approvals.

At 30 June 2010, the Group had 236,584 tonnes of outstanding copper sales that were revalued at a weighted average price of US$2.96 per lb. The final price of these sales have been determined in FY2011. In addition, 234,871 tonnes of copper sales from FY2009 were subject to a finalisation adjustment in FY2010. The finalisation adjustment and provisional pricing impact as at 30 June 2010 increased earnings by US$303 million for FY2010.

Diamonds and Specialty Products

Year ended 30 June 2011 compared with year ended 30 June 2010

EKATI (Canada) diamond production for FY2011 was 2.5 million carats, an 18 per cent decrease from the prior period. BHP Billiton expects lower average ore grades to impact EKATI production in the medium term, consistent with the mine plan.

Underlying EBIT for the Diamonds and Specialty Products business increased by 21.0 per cent to US$587 million. Strong demand and a shortage of rough diamonds resulted in higher prices, which increased Underlying EBIT by US$254 million. A 28 per cent increase in titanium prices added a further US$112 million to Underlying EBIT. Gross exploration expenditure was US$81 million, a decrease of US$14 million from the prior period. BHP Billiton continues to accelerate its potash exploration program in Saskatchewan, with a significant increase in activity planned at the Melville prospect in FY2012.

BHP Billiton’s goal of becoming a significant producer in the potash market took another important step forward in FY2011. The approval of a further US$488 million of pre-commitment funding during the Jansen Potash Project feasibility study phase will fund site preparation, the procurement of long lead time items and the sinking of the first 350 metres of the production and service shafts.

Year ended 30 June 2010 compared with year ended 30 June 2009

EKATI diamond production was 3,050,000 carats, a decrease of 5.3 per cent compared with FY2009, which reflected a higher proportion of ore sourced from Fox pit as mining of the higher grade Panda underground was completed during FY2010.

Underlying EBIT was US$485 million, an increase of US$340 million from FY2009. Strong operating earnings at EKATI (Canada) resulted from higher volumes and realised diamond prices and lower unit costs due to the continued emphasis on cost control. There was also a decrease in exploration expense of US$43 million, mainly due to reduced diamonds exploration activity. Potash exploration expenditure of US$73 million in Saskatchewan (Canada) was US$21 million lower as the exploration work program for Jansen was completed in FY2009. Higher diamond earnings was partially offset by the reduction in operating earnings in Titanium Minerals as a result of lower realised prices and higher energy costs.

Stainless Steel Materials

Year ended 30 June 2011 compared with year ended 30 June 2010

The Nickel West Kalgoorlie smelter (Australia) achieved record matte production during FY2011, while Cerro Matoso (Colombia) successfully progressed its planned furnace replacement into the commissioning phase.

Underlying EBIT decreased by US$80 million, or 12.0 per cent, to US$588 million for FY2011 as a weaker US dollar impacted both operating costs and year-end balance sheet revaluations. In total, the weaker US dollar and inflation reduced Underlying EBIT by US$227 million. The planned loss of production at Cerro Matoso and the absence of stockpiled concentrate sales at Nickel West that benefited FY2010 decreased Underlying EBIT by a combined US$122 million. Underlying EBIT at Cerro Matoso was impacted by a further US$53 million due to a provision related to the Colombian net worth tax and additional royalty charges. In contrast, a 24 per cent rise in the LME nickel price for the period increased Underlying EBIT by approximately US$435 million (net of price-linked costs).

During the second half of FY2011, the Cerro Matoso Heap Leach project progressed into feasibility. The Nickel West Talc redesign project remains on schedule for expected commissioning in FY2012.

Year ended 30 June 2010 compared with year ended 30 June 2009

Nickel production was 176,200 tonnes in FY2010, a 1.8 per cent increase above 173,100 tonnes in FY2009. Production for FY2010 was a record performance at Nickel West (Australia) and attributable to the completion of the furnace rebuild at the Kalgoorlie Nickel Smelter (Australia) in FY2009 and the drawdown in FY2010 of the concentrate stocks that had accumulated since FY2009. Production from Cerro Matoso (Colombia) was in line with FY2009.

Underlying EBIT was US$668 million, an increase of US$1,522 million compared with FY2009. This was mainly due to higher average LME prices for nickel of US$8.81 per lb compared with US$6.03 per lb in FY2009. Higher prices (net of price-linked costs) increased Underlying EBIT by US$866 million.

Underlying EBIT excluded exceptional gains of US$653 million relating to the disposal of the Ravensthorpe nickel operations in FY2010. Refer section 3.6.5 for details.

Proactive portfolio restructuring and ongoing improvement at the operating level also contributed to the strong result in FY2010. Lower operational losses from Yabulu and Ravensthorpe in FY2010 increased Underlying EBIT by US$458 million.

The Kalgoorlie nickel smelter furnace rebuild and concurrent maintenance at the Kwinana nickel refinery (both Australia) in FY2009 set the platform for record total production at Nickel West in FY2010. Ongoing cost saving initiatives and lower labour costs were offset by the devaluation in the US dollar and inflation. Underlying EBIT also benefited from lower exploration and business development expenditure.

Iron Ore

Year ended 30 June 2011 compared with year ended 30 June 2010

BHP Billiton’s commitment to invest through all phases of the economic cycle delivered an eleventh consecutive annual production record in iron ore. Western Australia Iron Ore (WAIO) benefited from the dual tracking of the Company’s rail infrastructure, which has substantially increased overall system capability. WAIO shipments rose to a record annualised rate of 155 mtpa (100 per cent basis) in the June quarter of FY2011, confirming the successful ramp-up of recently expanded capacity.

Underlying EBIT increased by 122.1 per cent to US$13,328 million for FY2011 driven by record production and a significant improvement in iron ore prices. For the period, average realised iron ore prices increased Underlying EBIT by US$8,548 million following the important transition to shorter-term, landed, market-based pricing. The significant appreciation in product prices and the adjustment of WAIO royalty rates contributed to a significant increase in price-linked costs, which reduced Underlying EBIT by US$648 million. Broader inflationary pressures and the devaluation of the US dollar reduced Underlying EBIT by a further US$813 million, while non-cash depreciation also increased with the ramp-up of expanded iron ore capacity.

The investment approval for major projects totalling US$8,350 million (BHP Billiton share) in FY2011 highlighted the Company’s commitment to accelerate the development of its tier one, low-cost and expandable iron ore operations. BHP Billiton also continued to lay the foundations for longer-term growth in the WAIO business with the release of its Public Environmental Review/Draft Environmental Impact Statement that seeks Commonwealth and Western Australian Government approvals for the proposed development of an Outer Harbour facility in Port Hedland (Australia).

Year ended 30 June 2010 compared with year ended 30 June 2009

For FY2010, 39 per cent of WAIO shipments on a wet metric tonne (wmt) basis were priced on annually agreed terms, with the remainder sold on a shorter-term basis.

During the second half of FY2010, the annual benchmark pricing system was substantially replaced by shorter-term market-based, landed pricing. The expectation was that future WAIO shipments would continue to be priced on that basis.

Underlying EBIT was US$6,001 million, a decrease of US$228 million, or 3.6 per cent, compared with FY2009 with record sales volumes as the major positive contributor. WAIO increased by six per cent to 113.4 million wmt and Samarco (Brazil) increased 42 per cent to 11.1 Mt, adding US$546 million to Underlying EBIT.

Costs were unfavourably impacted by a weaker US dollar, general inflationary pressure and the ongoing ramp-up of Western Australia RGP4, which reduced Underlying EBIT by US$759 million. In addition, a provision that related to proposed amendments to the Western Australian State Agreements reduced Underlying EBIT by US$126 million.

Manganese

Year ended 30 June 2011 compared with year ended 30 June 2010

Record annual ore production and sales reflected a full year contribution from the GEMCO Expansion Phase 1 (GEEP1) project (Australia). Record annual sales were also achieved for manganese alloy as the business intensified its volume maximising strategy.

Underlying EBIT remained largely unchanged at US$697 million as stronger volumes and prices were offset by higher costs. Notably, controllable costs remained largely unchanged during the period, although the combined impact of a weaker US dollar and inflation reduced Underlying EBIT by US$186 million. Average realised ore and alloy prices increased by nine per cent and seven per cent respectively during FY2011.

After the successful commissioning of the GEEP1 project, the partners have approved the next phase of expansion that will confirm GEMCO’s status as the world’s largest and lowest-cost producer of manganese ore. The US$167 million (BHP Billiton share) GEEP2 project will increase GEMCO’s beneficiated product capacity from 4.2 mtpa to 4.8 mtpa (100 per cent basis). In addition, road and port capacity will increase to 5.9 mtpa, creating 1.1 mtpa of latent capacity for future expansion.

Year ended 30 June 2010 compared with year ended 30 June 2009

Manganese alloy production at 583 kt was 13.6 per cent higher and manganese ore production at 6.1 Mt was 36.8 per cent higher when compared with FY2009.

Underlying EBIT was US$712 million, a decrease of US$637 million, or 47.2 per cent, from FY2009. The decrease was directly attributable to lower realised prices, which reduced Underlying EBIT by US$1,680 million. In comparison to FY2009, average realised prices for ore fell by 46 per cent and alloy prices fell by 43 per cent. Offsetting this was the positive impact of price-linked costs of US$261 million.

The decrease in realised prices was partially offset by a demand driven rise in sales volumes that increased Underlying EBIT by US$799 million. Local operating costs were well controlled throughout FY2010, although the impacts of inflation and a weaker US dollar mitigated any benefit.

All Manganese assets were running at full supply chain capacity at the end of the June quarter in FY2010.

Metallurgical Coal

Year ended 30 June 2011 compared with year ended 30 June 2010

The remnant effects of wet weather that persisted for much of FY2011 continued to restrict our Queensland Coal business, despite an unrelenting focus on recovery efforts. Although Queensland Coal production did recover strongly in the June 2011 quarter, total metallurgical coal production declined by 13 per cent in FY2011.

Underlying EBIT was US$2,670 million, an increase of US$617 million, or 30.1 per cent, from the corresponding period. The increase was mainly attributable to the 48 per cent and 45 per cent improvement in average realised prices for hard coking coal and weak coking coal, respectively. In total, stronger prices increased Underlying EBIT by US$2,138 million, net of price-linked costs. Uncontrollable factors were the major contributor to a significant increase in operating costs. In that context, inflation and the weaker US dollar reduced Underlying EBIT by US$664 million, while the weather related disruption to production at Queensland Coal placed additional pressure on unit costs. We continue to expect production, sales and unit costs to be impacted, to some extent, for the remainder of CY2011.

In March 2011, BHP Billiton approved three major metallurgical coal projects located in the Bowen Basin. The projects are expected to add 4.9 Mt of annual capacity (100 per cent basis) through development of the Daunia operation and a new mining area at Broadmeadow (both Australia). In addition, 11 Mt of valuable port capacity (100 per cent basis) will be developed at the Hay Point Coal Terminal (Australia). The cumulative US$2,500 million (BHP Billiton share) investment sets the foundations for strong and sustainable metallurgical coal production growth that will be required to meet the growing needs of our customers.

Year ended 30 June 2010 compared with year ended 30 June 2009

Record annual sales volumes were delivered despite wet weather disruptions in Queensland (Australia) during the March quarter of FY2010. Production was 37.4 Mt in FY2010, an increase of 2.6 per cent compared with 36.4 Mt in FY2009. This increase was due to improved operational and supply chain performance, supported by strong demand.

Underlying EBIT was US$2,053 million, a decrease of US$2,658 million, or 56.4 per cent, from FY2009. The decrease was mainly due to lower realised prices for hard coking coal (34 per cent lower), weak coking coal (33 per cent lower) and thermal coal (11 per cent lower), partly offset by a reduction in price-linked costs.

The weaker US dollar and inflationary pressure had an unfavourable impact of US$632 million on Underlying EBIT despite operating costs being well controlled.

As with iron ore, the old benchmark system was substantially replaced by shorter-term market-based pricing. For FY2010, 34 per cent of metallurgical coal shipments were priced on a shorter-term basis. The majority of product sold in the June quarter of FY2010 was priced in this manner.

Energy Coal

Year ended 30 June 2011 compared with year ended 30 June 2010

Annual production and sales records for New South Wales Energy Coal (Australia) followed the successful commissioning and ramp-up of the MAC20 Project, while strong performance at South Africa Coal delivered a 13 per cent increase in annual production.

Underlying EBIT increased by 54.7 per cent to US$1,129 million in FY2011. The 31 per cent rise in average realised prices, which increased Underlying EBIT by US$917 million for the period, reflected a higher proportion of export sales as BHP Billiton continued to optimise its product mix in response to evolving market demand. Broad cost pressures were accentuated by an increase in cash and non-cash costs associated with the ramp-up of growth projects in Australia and South Africa. The weaker US dollar and inflation reduced Underlying EBIT by US$298 million, while a non-recurring charge related to the recognition of the Colombian net worth tax reduced Underlying EBIT by a further US$32 million. The dissolution of the Douglas Tavistock Joint Venture arrangement increased Underlying EBIT in the corresponding period by US$69 million.

The MAC20 Project was successfully completed during FY2011, ahead of schedule. The Company’s confidence in the outlook for demand in the Asia Pacific Basin was subsequently illustrated by the approval of the US$400 million RX1 Project (Australia) that is designed to get product to market rapidly, ahead of further coal preparation plant expansions. Further expansion of our world-class Cerrejón Coal operation (Colombia) to 40 mtpa (100 per cent basis) was approved by the partners in August 2011 and highlights the strong growth outlook for BHP Billiton’s Energy Coal business.

Year ended 30 June 2010 compared with year ended 30 June 2009

Production was 66.1 Mt in FY2010, in line with FY2009, due to the continued ramp-up of the Klipspruit (South Africa) expansion and record production at Mt Arthur (Australia). Weaker production at New Mexico Coal (US) reflected a downturn in demand from the power generators.

Underlying EBIT was US$730 million, a decrease of US$730 million, or 50.0 per cent, from FY2009. This decrease was mainly attributed to lower average export prices (net price impact US$459 million) and reduced earnings from trading activities (US$309 million). Export sales from BECSA and Mt Arthur increased due to higher demand from China and India, and offset the effects of reduced demand from the Atlantic market. Dissolution of the Douglas Tavistock Joint Venture arrangement favourably impacted Underlying EBIT in FY2010. Costs were well controlled other than the adverse impacts of the weakening US dollar (US$133 million) and inflation (US$70 million).

Group and unallocated items

This category represents corporate activities, including Group Treasury, Freight, Transport and Logistics operations.

Year ended 30 June 2011 compared with year ended 30 June 2010

The Underlying EBIT expense for Group and Unallocated decreased by US$136 million in FY2011 to US$405 million. The weaker US dollar and inflation had an unfavourable impact on Underlying EBIT of US$105 million. Self insurance claims related to the Clark Shaft incident at Olympic Dam reduced Underlying EBIT in the prior period by US$297 million.

Year ended 30 June 2010 compared with year ended 30 June 2009

Underlying EBIT was a loss of US$541 million compared with US$395 million in FY2009, an increase of US$146 million. Self insurance claims relating to the Clark shaft incident at Olympic Dam decreased Underlying EBIT by US$297 million. A weaker US dollar had an unfavourable impact on Underlying EBIT of US$140 million.

3.6.7    Third party sales

We differentiate sales of our production from sales of third party products due to the significant difference in profit margin earned on these sales. The table below shows the breakdown between our production and third party products.

Year ended 30 June (1)	2011	2010	2009
	US$M	US$M	US$M
Group production
Revenue	67,903	48,193	44,113
Related operating costs	(36,021)	(28,585)	(26,402)

Operating profit	31,882	19,608	17,711
Margin (2)	47.0%	40.7%	40.1%

Third party products
Revenue	3,836	4,605	6,098
Related operating costs	(3,738)	(4,494)	(5,595)

Operating profit/(loss)	98	111	503
Margin (2)	2.6%	2.4%	8.2%

(1)	Excluding exceptional items.

(2)	Operating profit divided by revenue.

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

3.7    Liquidity and capital resources

As a result of our record production volumes and record prices in many of our key commodities over the past several years, we have generated very strong cash flows throughout our operations. Despite the changing market conditions, our net operating cash flow remained strong and resulted in net debt declining to US$5,823 million. These cash flows have been fundamental to our ability to internally fund our existing operations, maintain a pipeline of growth projects and return capital to shareholders through dividends. Our priority for cash is to reinvest in the business. In line with our strategy, we have grown our business rapidly and consistently through project developments and acquisitions. Through a combination of borrowings and payments to shareholders, we manage our balance sheet with the goal of maintaining levels of gearing that we believe optimise our costs of capital and return on capital employed.

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

Year ended 30 June	2011	2010	2009
	US$M	US$M	US$M
Net operating cash flows	30,080	16,890	17,854

Cash outflows from investing activities	(16,662)	(10,527)	(10,319)
Net proceeds from investing activities	198	542	277

Net investing cash flows	(16,464)	(9,985)	(10,042)

Net (repayment of)/proceeds from interest bearing liabilities	(577)	(485)	3,929
Share buy-back	(9,860)	—	—
Dividends paid	(5,144)	(4,895)	(4,969)
Other financing activities	(437)	73	(140)

Net financing activities	(16,018)	(5,307)	(1,180)

Net (decrease)/increase in cash and cash equivalents	(2,402)	1,598	6,632

Year ended 30 June 2011 compared with year ended 30 June 2010

Net operating cash flows after interest and tax increased by 78 per cent to US$30,080 million. This was primarily driven by an increase in cash generated from operations (before changes in working capital balances) of US$12,259 million and changes in working capital balances having a positive year-on-year impact on operating cash flow of US$2,576 million.

In accordance with IFRS, exploration expenditure incurred which has not been capitalised is now classified within net operating cash flows, which has resulted in the classification of US$981 million in net operating cash flows for FY2011 and US$1,030 million for FY2010.

Capital and exploration expenditure totalled US$12,387 million for the year. Expenditure on major growth projects was US$9,139 million, including US$1,786 million on Petroleum projects and US$7,353 million on Minerals projects. Capital expenditure on sustaining and other items was US$2,008 million. Exploration expenditure was US$1,240 million, including US$981 million classified within net operating cash flows.

Financing cash flows include payments related to the US$10 billion capital management program, dividend payments of US$5,054 million and net debt repayments of US$577 million.

Year ended 30 June 2010 compared with year ended 30 June 2009

Net operating cash flow after interest and tax decreased by five per cent to US$16,890 million. This was primarily driven by changes in working capital balances having a negative year-on-year impact on operating cash flow of US$4,780 million, offset by higher levels of cash generated from operations (before changes in working capital balances) of US$2,853 million and lower net tax and royalty-related tax payments of US$1,080 million.

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

3.7.2    Growth projects

BHP Billiton approved 11 major projects for a total investment value of US$12,942 million (BHP Billiton share) during FY2011. Following the progression of the Jansen Potash Project into feasibility during the March 2011 quarter, BHP Billiton also announced an additional US$488 million of pre-commitment funding to support development of the project in Saskatchewan, Canada. The progression of these projects forms a meaningful component of the Group’s anticipated organic growth program that is expected to exceed US$80 billion over the five years to the end of FY2015.

Industry-wide cost pressures remain a feature of the development landscape and reflect stronger producer currencies as well as underlying inflation on raw material and labour costs. BHP Billiton approved revised capital budgets and schedules during FY2011 for the Esso Australia Resources Pty Ltd operated Kipper (US$900 million, BHP Billiton share) and Turrum (US$1,350 million, BHP Billiton share) Petroleum projects and the BHP Billiton operated Worsley Efficiency and Growth (US$2,995 million, BHP Billiton share) alumina refinery expansion (all Australia).

Three major projects delivered first production in the 12-month period: namely the New South Wales Energy Coal MAC20 Project, the Douglas-Middelburg Optimisation Project in South Africa Coal and Angostura Gas Phase II (Trinidad and Tobago).

Completed projects

Customer Sector Group	Project	Capacity (1)	Capital expenditure (US$M) (1)			Date of initial production (2)
			Budget	Actual		Target	Actual
Petroleum	Angostura Gas Phase II (Trinidad and Tobago) BHP Billiton – 45%	280 MMcf/d of gas	180	157	(3)	H1 2011	H1 2011

Energy Coal	Douglas-Middelburg Optimisation (South Africa) BHP Billiton – 100%	10 mtpa export thermal coal and 8.5 mtpa domestic thermal coal (sustains current output)	975	760	(3)	Mid 2010	July 2010

	MAC20 Project (Australia) BHP Billiton – 100%	Increases saleable thermal coal production by approximately 3.5 mtpa	260	285	(3)	H1 2011	H1 2011

			1,415	1,202

(1)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.

(2)	References are based on calendar years.

(3)	Number subject to finalisation.

Projects currently under development (approved in prior years)

Customer Sector Group	Project	Capacity (1)	Budgeted capital expenditure (US$M) (1)		Target date of initial production (2)
Petroleum	Bass Strait Kipper (Australia) BHP Billiton – 32.5% – 50%	10,000 bbl/d of condensate and processing capacity of 80 MMcf/d of gas	900	(3)	2012	(3)(4)
	Bass Strait Turrum (Australia) BHP Billiton – 50%	11,000 bbl/d of condensate and processing capacity of 200 MMcf/d of gas	1,350	(3)	2013	(3)
	North West Shelf CWLH Life Extension (Australia) BHP Billiton – 16.67%	Replacement vessel with capacity of 60,000 bbl/d of oil	245		2011

	North West Shelf North Rankin B Gas Compression (Australia) BHP Billiton – 16.67%	2,500 MMcf/d of gas	850		2013

Aluminium	Worsley Efficiency and Growth (Australia) BHP Billiton – 86%	1.1 mtpa of additional alumina capacity	2,995	(3)	Q1 2012	(3)

Base Metals	Antamina Expansion (Peru) BHP Billiton – 33.75%	Increases ore processing capacity to 130,000 tpd	435		Q4 2011

Iron Ore	WAIO Rapid Growth Project 5 (Australia) BHP Billiton – 85%	Project integrated into subsequent expansion approvals that will increase WAIO capacity to 220 mtpa (5)	4,800		H2 2011

			11,575

(1)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.

(2)	References are based on calendar years.

(3)	As per revised budget and schedule.

(4)	Facilities ready for first production pending resolution of mercury content.

(5)	As per revised scope of the iron ore development sequence.

Projects approved during FY2011

Customer Sector Group	Project	Capacity (1)	Budgeted capital expenditure (US$M) (1)		Target date of initial production (2)
Petroleum	Macedon (Australia) BHP Billiton – 71.43%	200 MMcf/d of gas	1,050		2013

Base Metals	Escondida Ore Access (Chile) BHP Billiton – 57.5%	The relocation of the in-pit crushing and conveyor infrastructure provides access to higher-grade ore	319		Q2 2012

Diamonds and Specialty Products	EKATI Misery Open Pit Project (Canada) BHP Billiton – 80%	Project consists of a pushback of the existing Misery open-pit which was mined from 2001 to 2005	323		2015

Iron Ore	WAIO Jimblebar Mine Expansion (Australia) BHP Billiton – 96%	Increases mining and processing capacity to 35 mtpa	3,300	(3)	Q1 2014

	WAIO Port Hedland Inner Harbour Expansion (Australia) BHP Billiton – 85%	Increases total inner harbour capacity to 220 mtpa with debottlenecking opportunities to 240 mtpa	1,900	(3)	H2 2012
	WAIO Port Blending and Rail Yard Facilities (Australia) BHP Billiton – 85%	Optimises resource and enhances efficiency across the WAIO supply chain	1,400	(3)	H2 2014

	Samarco Fourth Pellet Plant (Brazil) BHP Billiton – 50%	Increases iron ore pellet production capacity by 8.3 mtpa to 30.5 mtpa	1,750		H1 2014

Metallurgical Coal	Daunia (Australia) BHP Billiton –50%	Greenfield mine development with capacity to produce 4.5 mtpa of export metallurgical coal	800		2013
	Broadmeadow Life Extension (Australia) BHP Billiton – 50%	Increases productive capacity by 0.4 mtpa and extends the life of the mine by 21 years	450		2013
	Hay Point Stage Three Expansion (Australia) BHP Billiton – 50%	Increases port capacity from 44 mtpa to 55 mtpa and reduces storm vulnerability	1,250	(3)	2014

Energy Coal	RX1 Project (Australia) BHP Billiton – 100%	Increases run-of-mine thermal coal production by approximately 4 mtpa	400		H2 2013

			12,942

(1)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.

(2)	References are based on calendar years.

(3)	Excludes announced pre-commitment funding.

3.7.3    Net debt and sources of liquidity

Our policies on debt and treasury management are as follows:

•	a commitment to a solid ‘A’ credit rating;

•	to be cash flow positive before dividends, debt service and capital management;

•	for net gearing (net debt/net debt + net assets) to be a maximum of 40 per cent;

•	diversification of funding sources;

•	generally to maintain borrowings and excess cash in US dollars.

Solid ‘A’ credit ratings

The Group’s credit ratings are currently A1/P-1 (Moody’s) and A+/A-1 (Standard & Poor’s). The ratings outlook from both agencies has not changed during the financial year.

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

Gearing and net debt

30 June 2011 compared with 30 June 2010

Net debt, comprising cash and interest bearing liabilities, was US$5,823 million, which is an increase of US$2,515 million compared to the net debt position at 30 June 2010. Net gearing, which is the ratio of net debt to net debt plus net assets, was 9.2 per cent at 30 June 2011, compared with 6.3 per cent at 30 June 2010.

Cash at bank and in hand less overdrafts at 30 June 2011 was US$10,080 million compared with US$12,455 million at 30 June 2010. Included within this are short-term deposits at 30 June 2011 of US$8,723 million compared with US$11,087 million at 30 June 2010.

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

During FY2011, no debt was issued or matured.

None of our general borrowing facilities are subject to financial covenants. Certain specific financing facilities in relation to specific businesses are the subject of financial covenants that vary from facility to facility, but which would be considered normal for such facilities.

3.7.4    Quantitative and qualitative disclosures about market risk

We identified our primary market risks in section 3.4. A description of how we manage our market risks, including both quantitative and qualitative information about our market risk sensitive instruments outstanding at 30 June 2011, is contained in note 28 ‘Financial risk management’ to the financial statements.

3.7.5    Portfolio management

Our strategy is focused on long-life, low-cost, expandable, upstream assets and we continually review our portfolio to identify assets that do not fit this strategy. These activities continued during the year, with proceeds amounting to US$198 million being realised from divestments of property, plant and equipment and financial assets. There were no divestments of subsidiaries or operations during the year.

We will purchase interests in assets where they fit our strategy. On 31 March 2011, the Group completed the acquisition of 100 per cent of Chesapeake Energy Corporation’s (Chesapeake) interests in its Fayetteville Shale gas assets and associated midstream pipeline system (Fayetteville Shale gas business) located in Arkansas (US) for US$4,819 million.

3.7.6    Dividend and capital management

On 24 August 2011, the Board declared a final dividend for the year of 55 US cents per share. Together with the interim dividend of 46 US cents per share paid to shareholders on 31 March 2011, this brings the total dividend declared for the year to 101 US cents per share, a 16.1 per cent increase over last year’s full year dividend of 87 US cents per share.

Notwithstanding BHP Billiton’s commitment to invest more than US$80 billion in the growth of its tier one portfolio, the Group reactivated the remaining US$4.2 billion component of a previously suspended US$13 billion buy-back program on 15 November 2010. BHP Billiton subsequently expanded that capital management initiative to US$10 billion and committed to complete the program by the end of CY2011.

The subsequent completion of a US$6.3 billion off-market tender buy-back of BHP Billiton Ltd shares during the period enabled the Group to successfully complete its US$10 billion capital management program on 29 June 2011, six months ahead of schedule.

During FY2011, the combination of on-market purchases of Plc shares and the off-market purchase of Ltd shares enabled BHP Billiton to buy (and cancel) 241.8 million shares, representing four per cent of total issued capital.

Completion of this substantial program in such a timely manner highlighted BHP Billiton’s commitment to maintain an appropriate capital structure through all points of the economic cycle. Since 2004, BHP Billiton has repurchased a cumulative US$22.6 billion of Ltd and Plc shares, representing 15 per cent of then issued capital. Total returns to shareholders, including dividends paid and share buy-backs, have exceeded US$48 billion since the formation of BHP Billiton in 2001.

3.8    Off-balance sheet arrangements and contractual commitments

Information in relation to our material off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and other expenditure and commitments under leases at 30 June 2011 is provided in note 21 ‘Contingent liabilities’ and note 22 ‘Commitments’ to the financial statements.

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

Related party transactions

Related party transactions are outlined in note 31 ‘Related party transactions’ to the financial statements.

3.10    Significant changes

Since 30 June 2011, the Group has completed its acquisition of Petrohawk Energy Corporation; signed a Heads of Agreement with Leighton Holdings to acquire the HWE Mining subsidiaries; and arranged a US$7.5 billion multicurrency term and revolving credit facility.

Further information about these transactions is outlined in note 24 ‘Business combinations’ and note 35 ‘Subsequent events’ to the financial statements.

Other than the matters outlined above, or elsewhere in this Report, no matters or circumstances have arisen since the end of the year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the BHP Billiton Group in subsequent accounting periods.

4    Board of Directors and Group Management Committee

4.1    Board of Directors

Jacques Nasser AO, BBus, Hon DT, 63

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since June 2006. Appointed Chairman of BHP Billiton Limited and BHP Billiton Plc from 31 March 2010.

Independent: Yes

Skills and experience: Following a 33-year career with Ford in various leadership positions in Europe, Australia, Asia, South America and the US, Jacques Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. He has more than 30 years’ experience in large-scale global businesses and a decade of private equity investment and operating expertise.

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

Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 49

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

Other directorships and offices (current and recent):

•	Deputy Chairman of the International Council on Mining and Metals (since October 2008).

Board Committee membership:

•	None.

Malcolm Broomhead MBA, BE, 59

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since March 2010.

Independent: Yes

Skills and experience: Malcolm Broomhead was Managing Director and Chief Executive Officer of Orica Limited from 2001 until September 2005, a global business that controlled interests in more than 45 countries. Prior to joining Orica, Mr Broomhead held a number of senior positions at North Limited, including Managing Director and Chief Executive Officer and prior to that, held senior management positions with Halcrow (UK), MIM Holdings, Peko Wallsend and Industrial Equity. Mr Broomhead has extensive experience in running industrial and mining companies with a global footprint and broad global experience in project development in many of the countries in which BHP Billiton operates.

Other directorships and offices (current and recent):

•	Chairman of Asciano Limited (since October 2009).

•	Director of Coates Group Holdings Pty Ltd (since January 2008).

Board Committee membership:

•	Member of the Sustainability Committee.

John Buchanan BSc, MSc (Hons 1), PhD, 68

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

Other directorships and offices (current and recent):

•	Chairman of Smith & Nephew Plc (since April 2006) and former Deputy Chairman (from February 2005 to April 2006).

•	Chairman of the International Chamber of Commerce (UK) (since May 2008).

•	Senior Independent Director and Deputy Chairman of Vodafone Group Plc (since July 2006) and Director (since April 2003).

•	Member of Advisory Board of Ondra Bank (since June 2009).

•	Chairman of the UK Trustees for the Christchurch Earthquake appeal.

•	Former Director of AstraZeneca Plc (from April 2002 to April 2010).

Board Committee membership:

•	Chairman of the Remuneration Committee.

•	Member of the Nomination Committee.

Carlos Cordeiro AB, MBA, 55

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2005.

Independent: Yes

Skills and experience: Carlos Cordeiro brings to the Board more than 30 years’ experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. He was previously Partner and Managing Director of Goldman Sachs Group Inc.

Other directorships and offices (current and recent):

•	Advisory Director of The Goldman Sachs Group Inc (since December 2001).

•	Non-executive Vice Chairman of Goldman Sachs (Asia) (since December 2001).

Board Committee membership:

•	Member of the Remuneration Committee.

David Crawford AO, BComm, LLB, FCA, FCPA, FAICD, 67

Term of office: Director of BHP Limited since May 1994. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001.

Independent: Yes

Skills and experience: David Crawford has extensive experience in risk management and business reorganisation. He has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. He was previously Australian National Chairman of KPMG, Chartered Accountants. Mr Crawford was Chairman of the Risk and Audit Committee and the Board’s nominated ‘audit committee financial expert’ for the purposes of the US Securities and Exchange Commission Rules until 6 September 2011. During that period, the Board was satisfied that he had recent and relevant financial experience for the purposes of the UK Financial Services Authority’s Disclosure and Transparency Rules and the UK Corporate Governance Code.

Other directorships and offices (current and recent):

•	Chairman of Lend Lease Corporation Limited (since May 2003) and Director (since July 2001).

•	Chairman of Foster’s Group Limited (since November 2007) and Director of Foster’s Group Limited (since August 2001).

•	Former Director of Westpac Banking Corporation (from May 2002 to December 2007).

•	Former Chairman of National Foods Limited (Director from November 2001 to June 2005).

Board Committee membership:

•	None.

Carolyn Hewson AO, BEc (Hons), MA (Econ), FAICD, 56

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since March 2010.

Independent: Yes

Skills and experience: Carolyn Hewson is a former investment banker and has over 30 years’ experience in the finance sector. Ms Hewson was previously an Executive Director of Schroders Australia Limited and has

extensive financial markets, risk management and investment management expertise. Ms Hewson is a Non-executive Director of Stockland Corporation Limited, Westpac Banking Corporation, BT Investment Management Limited and previously served as a Director on the boards of AMP Limited, CSR Limited, AGL Energy Limited, the Australian Gas Light Company, South Australia Water and the Economic Development Board of South Australia. She has current board or advisory roles with Nanosonics Limited, the Australian Charities Fund, Neurosurgical Research Foundation and is Chair of the Westpac Foundation.

Other directorships and offices (current and recent):

•	Director of Stockland Corporation Limited (since March 2009).

•	Director of BT Investment Management Limited (since December 2007).

•	Director of Westpac Banking Corporation (since February 2003).

•	Member of the Advisory Board of Nanosonics Limited (since June 2007).

•	Director of Australian Charities Fund (since March 2001).

•	Member and Patron of the Neurosurgical Research Foundation Council (since April 1993).

•	Former Director of AGL Energy Limited (from February 2006 to February 2009).

•	Chair of the Westpac Foundation (since January 2011).

Board Committee membership:

•	Member of the Risk and Audit Committee.

Lindsay Maxsted DipBus (Gordon), FCA, 57

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc with effect from March 2011.

Independent: Yes

Skills and experience: Lindsay Maxsted was the Chief Executive Officer of KPMG Australia between 2001 and 2007. His principal area of practice prior to becoming Chief Executive Officer was in the corporate recovery field managing a number of Australia’s largest corporate, insolvency and restructuring engagements. He continues to undertake consultancy work in the restructuring advisory field. At the request of the Victorian State Government (Australia), Mr Maxsted was appointed to the Board of the Public Transport Corporation in December 1995 and was its Chairman from 1997 to 2001. As Chairman, he had the responsibility of guiding the Public Transport Corporation through the final stages of a significant reform process. The Board has nominated Mr Maxsted as the ‘audit committee financial expert’ for the purposes of the US Securities and Exchange Commission Rules from 6 September 2011 and is satisfied that he has recent and relevant financial experience for the purposes of the UK Financial Services Authority’s Disclosure and Transparency Rules and the UK Corporate Governance Code.

Other directorships and offices (current and recent):

•	Chairman of Transurban Group (since August 2010) and a Director from March 2008.

•	Chairman-elect of Westpac Banking Corporation and a Director since March 2008.

•	Honorary Treasurer of Baker IDI Heart and Diabetes Institute.

•	Former KPMG Australia Chief Executive Officer from January 2001 to December 2007.

Board Committee membership:

•	Chairman of the Risk and Audit Committee.

Wayne Murdy BSc (Business Administration), CPA, 67

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since June 2009.

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

Other directorships and offices (current and recent):

•	Director of Weyerhaeuser Company (since January 2009).

•	Former Director of Qwest Communications International Inc (from September 2005 to April 2011).

•	Former Chief Executive Officer (from January 2001 to June 2007) and Chairman (from January 2002 to December 2007) of Newmont Mining Corporation.

•	Former Chairman of the International Council on Mining and Metals (from January 2004 to December 2006).

•	Former Director of the US National Mining Association (from January 2002 to December 2007).

Board Committee membership:

•	Member of the Risk and Audit Committee.

Keith Rumble BSc, MSc (Geology), 57

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

John Schubert AO, BCh Eng, PhD (Chem Eng), FIE Aust, FTSE, 68

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

Baroness Shriti Vadera MA, 49

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc with effect from January 2011.

Independent: Yes

Skills and experience: Shriti Vadera brings wide-ranging experience in finance, economics and public policy, as well as extensive experience of emerging markets and international institutions. In the last year, she has undertaken a number of international assignments, including advising the G20 chair under the Republic of Korea, Temasek Holdings, Singapore on strategy and the Government of Dubai on the restructuring of Dubai World. She was a Minister in the British Government, from 2007 to 2009, in the Department for International Development, the Business Department and the Cabinet Office where she was responsible for the response to the global financial crisis. She was on the Council of Economic Advisers, H M Treasury from 1999 to 2007 focusing on business and international economic issues. Prior to her time in the British Government, she spent 14 years in investment banking at UBS Warburg where she specialised in advisory work in emerging markets.

Other directorships and offices (current and recent):

•	Director of AstraZeneca Plc (since January 2011).

•	Former Trustee of Oxfam (from 2000 to 2005).

Board Committee membership:

•	Member of the Risk and Audit Committee.

Group Company Secretary

Jane McAloon BEc (Hons), LLB, GDipGov, FCIS, 47

Term of office: Jane McAloon was appointed Group Company Secretary in July 2007 and joined the BHP Billiton Group in September 2006 as Company Secretary for BHP Billiton Limited.

Skills and experience: Prior to joining BHP Billiton, Jane McAloon held the position of Company Secretary and Group Manager External and Regulatory Services in the Australian Gas Light Company. She previously held various Australian State and Commonwealth government positions, including Director General of the NSW Ministry of Energy and Utilities and Deputy Director General for the NSW Cabinet Office, as well as working in private legal practice. She is a Fellow of the Institute of Chartered Secretaries and a Member of the Corporations and Markets Advisory Committee.

4.2    Group Management Committee

Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 49

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

Alberto Calderon PhD Econ, M Phil Econ, JD Law, BA Econ, 51

Group Executive and Chief Commercial Officer

Member of the Group Management Committee

Alberto Calderon joined the Group as President Diamonds and Specialty Products in February 2006 and was appointed to his current position as Chief Commercial Officer in July 2007. Prior to this, he was Chief Executive Officer of Cerrejón Coal Company and President of the oil company Ecopetrol. In the early 1990s, he was President of the Power Company of Bogotá and held various senior roles in investment banking and in the Colombian Government and the International Monetary Fund.

Andrew Mackenzie BSc (Geology), PhD (Chemistry), 54

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

Marcus Randolph BSc, MBA, 55

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

Alex Vanselow BComm, Wharton AMP, 49

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

Karen Wood BEd, LLB (Hons), 55

Group Executive and Chief People and Public Affairs Officer

Member of the Group Management Committee

Karen Wood joined BHP Billiton in 2001. Her previous positions with the Company were Chief Governance Officer, Special Adviser and Head of Group Secretariat and Group Company Secretary. She was appointed Chief People Officer in 2007 and in 2010 assumed responsibility for Public Affairs. She is a member of the Takeovers Panel (Australia) and a Fellow of the Institute of Chartered Secretaries. Before joining BHP Billiton, she was General Counsel and Company Secretary for Bonlac Foods Limited.

J Michael Yeager BSc, MSc, 58

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

5    Corporate Governance Statement

5.1    Governance at BHP Billiton

‘Welcome to BHP Billiton’s Corporate Governance Statement, which outlines the approach your Board has adopted in relation to governing the Group. The Board represents you and is ultimately accountable for the Group’s performance in creating and delivering shareholder value through the effective governance of BHP Billiton.

BHP Billiton’s objective is to create long-term value for shareholders through the discovery, acquisition, development and marketing of natural resources. We have unique assets that are important to the growth of many of the world’s economies, and a geographic and commodity spread that reduces risk and optimises opportunity.

In doing this, we have committed to the highest level of governance and strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others. The Board governs the Group consistent with our long-stated business strategy and commitment to a transparent and high-quality governance system.

Our approach to governance is based on the belief that there is a link between high-quality governance and the creation of long-term shareholder value. Our view remains that governance is not just a matter for the Board and a good governance culture must be fostered throughout the organisation. Our expectations of our employees and those to whom we contract business are set out in the BHP Billiton Code of Business Conduct.

This statement outlines our system of governance. BHP Billiton operates as a single economic entity under a Dual Listed Company (DLC) structure with a unified Board and management. We have a primary listing in Australia and a premium listing in the UK. We are also registered with the US Securities and Exchange Commission and have a secondary listing on the New York Stock Exchange (NYSE), as well as the Johannesburg Stock Exchange. Our governance framework takes into account the regulatory requirements in Australia, the UK and the US, together with prevailing standards of best practice. Where governance principles vary across these jurisdictions, the Board adopts what we consider to be the higher of the prevailing standards.

Corporate governance principles continue to be refined by regulators, including new guidance on Board effectiveness from the UK Financial Reporting Council, additional legislative measures in Australia in relation to executive remuneration and the use of remuneration consultants, the implementation of the Stewardship Code for investors in the UK and a continued focus on diversity of skills, experience, nationality and gender on Boards. BHP Billiton adopted early the Australian Securities Exchange Corporate Governance Council Principles and Recommendations on diversity in 2010 and this year the Board has spent time considering its aspirational diversity goals. The Board believes that critical mass is important for diversity and, in relation to gender, has set an aspirational goal of increasing the number of women on the Board to at least three over the next two years (which, if achieved, would see the proportion of women on the Board increase from 17 per cent currently to 25 per cent, based on a Board size of 12). This is consistent with Lord Davies’ report in the UK, which recommends that FTSE 350 companies should set aspirational goals for Board gender composition.

In relation to investor stewardship, through the Board and Remuneration Committee Chairmen, we continue our long-standing practice of proactive communication and meetings with institutional investors and governance advisers. This engagement is valuable and we support the UK Financial Reporting Council’s focus on this issue.

Further Board renewal activities occurred during the year with the appointment of two Directors, Baroness Shriti Vadera and Lindsay Maxsted, and with Alan Boeckmann retiring. Governance is an ongoing process and we aim to maintain our focus on continuous improvement by building a multi-skilled and diversified Board supported by a first-class management team.

I hope you find this report useful and look forward to feedback fellow shareholders may have.’

Jacques Nasser, AO, Chairman

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

The Dual Listed Company structure means that Annual General Meetings of BHP Billiton Plc and BHP Billiton Limited are held in the United Kingdom and Australia in October and November, respectively, each year. Questions can be registered prior to the meeting by completing the relevant form accompanying the Notice of Meeting or by emailing the Group at investor.relations@bhpbilliton.com. Questions that have been lodged ahead of the meeting, and the answers to the most frequently asked questions, are posted to our website. The External Auditor attends the Annual General Meetings and is available to answer questions. Shareholders may appoint proxies electronically through our website. The Notice of Meeting describes how this can be done.

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

The Board Governance Document can be found at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

The matters that the Board has specifically reserved for its decision are:

•	the appointment of the CEO and approval of the appointments of direct reports to the CEO;

•	approval of the overall strategy and annual budgets of the business;

•	determination of matters in accordance with the approved delegations of authority;

•	formal determinations that are required by the Group’s constitutional documents, by statute or by other external regulation or governance codes.

The Board is free to alter the matters reserved for its decision, subject to the limitations imposed by the constitutional documents and the law.

Beyond those matters, the Board has delegated all authority to achieve the corporate objective to the CEO, who takes all decisions and actions which, in the CEO’s judgement, are reasonable having regard to the limits imposed by the Board. The CEO remains accountable to the Board for the authority that is delegated and for the performance of the business. The Board monitors the decisions and actions of the CEO and the performance of the business to gain assurance that progress is being made towards the corporate objective, within the limits it has imposed through the Group’s governance assurance framework. The Board also monitors the performance of the Group and assesses its risk profile through its Committees. Reports from each of the Committees are set out in section 5.5.

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

Key activities during the year

A key activity during the year was Board and Committee succession planning and renewal. The Board believes that orderly succession and renewal is in the best interests of the Group. Two new Non-executive Directors, Baroness Shriti Vadera and Lindsay Maxsted, were appointed to the Board on 1 January 2011 and 23 March 2011, respectively. Alan Boeckmann, a Non-executive Director, retired during the year. In addition, and as discussed in further detail in section 5.4.3, a succession process for the Risk and Audit Committee (RAC) Chairman led to the appointment of Lindsay Maxsted to that position in September 2011. The former RAC Chairman, David Crawford, has stepped down from the Committee and, at the request of the Board, is standing for re-election to the Board.

Another significant activity during the year for the Board has been governing the Group to support management initiatives to ensure continued supply of resources to meet demand over time. During the year, the Group experienced continued strong demand and good prices, but also industry wide operating and capital cost pressures. Global economic growth slowed during the second half of the 2011 financial year. Global imbalances and high levels of sovereign debt continue to create uncertainty and a protracted recovery remains our base case assumption for the developed world. However, a coordinated policy response has the potential to engender confidence and ease the volatility that has been the dominant theme of recent years. Despite these near term challenges, we remain positive on the longer-term outlook for the global economy. Within this context, the Board approved a range of business decisions, including:

•	investments of US$570 million and US$6.6 billion of capital expenditure to underpin continued growth in the Western Australian Iron Ore business;

•	an investment of US$2.5 billion in three key metallurgical coal projects located in the Bowen Basin in Central Queensland, Australia;

•	the acquisition of all of Chesapeake Energy Corporation’s interests in the Fayetteville Shale, US, for US$4.75 billion;

•	the expanded capital management program of US$10 billion, which included a A$6.0 billion (US$6.3 billion) off-market buy-back of BHP Billiton Limited shares;

•	the termination of the agreements with Rio Tinto to establish an iron ore production joint venture covering both entities’ Western Australia iron ore assets;

•	the withdrawal of the Group’s all-cash offer to acquire all of the issued and outstanding common shares of Potash Corporation of Saskatchewan Inc.

The Board is satisfied that it has discharged its obligations as set out in the Board Governance Document.

5.3.2    Membership

The Board currently has 12 members. Of these, 11, including the Chairman, are independent Non-executive Directors. The Non-executive Directors are considered by the Board to be independent of management and free from any business relationship or other circumstance that could materially interfere with the exercise of objective, unfettered or independent judgement. Further information on the process for assessing independence is in section 5.3.5.

During the year, there were a number of changes to the composition of the Board. Shriti Vadera and Lindsay Maxsted joined the Board in January 2011 and March 2011, respectively, and Alan Boeckmann retired from the Board in March 2011.

Following completion of the succession planning process for the Board Chairman in 2010, the Board continued the succession planning process for the Chairman of the RAC. As discussed in section 5.4.3, Lindsay Maxsted was appointed as RAC Chairman in September 2011.

The Board considers that there is an appropriate balance between Executive and Non-executive Directors, with a view to promoting shareholder interests and governing the business effectively. While the Board includes a smaller number of Executive Directors than is common for UK listed companies, its composition is appropriate for the Dual Listed Company structure and is in line with Australian listed company practice. In addition, the Board has extensive access to members of senior management. Members of the Group Management Committee (the most senior executives in the Group) attend all the regularly scheduled Board meetings, by invitation, where they make presentations and engage in discussions with Directors, answer questions, and provide input and perspective on their areas of responsibility. The Board also deliberates in the absence of management for part of each meeting, which is chaired by the Group Chairman.

The Directors of the Group are:

Mr Jacques Nasser (Chairman)

Mr Marius Kloppers

Mr Malcolm Broomhead

Dr John Buchanan

Mr Carlos Cordeiro

Mr David Crawford

Ms Carolyn Hewson

Mr Lindsay Maxsted

Mr Wayne Murdy

Mr Keith Rumble

Dr John Schubert

Baroness Shriti Vadera

The biographical details of the Directors are set out in section 4.1 of this Annual Report.

5.3.3    Skills, knowledge, experience and attributes of Directors

The Board considers that a diversity of skills, backgrounds, knowledge, experience and gender is required in order to effectively govern the business. The Board and its Committees actively work to ensure that the Executive and Non-executive Directors continue to have the right balance of skills, experience, independence and Group knowledge necessary to discharge their responsibilities in accordance with the highest standards of governance.

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

The Nomination Committee assists the Board in ensuring that the Board is comprised of high-calibre individuals whose background, skills, experience and personal characteristics will augment the present Board and meet its future needs and diversity aspirations.

Diversity on the Board

Corporate governance reviews have highlighted that there is a continuing lack of diversity amongst experienced Director candidates in Australia, the UK and the US. The Board reviewed its existing practices during the year, including how the Board and the Nomination Committee have taken into account diversity criteria, including gender, nationality and geography, as part of a Director candidate’s general background and experience. The review included an assessment of the Board Committees’ Terms of Reference, and resulted in amendments to the Terms of Reference of the Nomination Committee and the Remuneration Committee to formalise diversity considerations. The Board has set an aspirational goal of increasing the number of female Directors to at least three over the next two years (which, if achieved, would see the proportion of women on the Board increase from 17 per cent currently to 25 per cent, based on a Board size of 12). Further information in relation to how diversity is being addressed within the broader Group is contained in section 5.8.

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

Structured opportunities are provided to build Director knowledge through initiatives such as regular periodic visits to BHP Billiton sites. Non-executive Directors also build their Group and industry knowledge through the involvement of the Group Management Committee (GMC) and other senior employees in Board meetings and specific business briefings. In addition, while the Business Group Risk and Audit Committees (Business Group RACs) are management committees, and therefore do not entail any delegation of responsibility from the Board’s RAC, the Board believes that the link back to the Board RAC facilitates a deeper understanding of risk management and assurance issues throughout the Group. Further information on the Business Group RACs is at section 5.5.1 and further information on induction and training of Non-executive Directors is at section 5.3.8.

Director skills and experience

The Board believes that a mix of skills and a breadth of experience is important to ensure that the Board and its Committees function cohesively as a whole and effectively lead the Group. The Nomination Committee has a formal process by which it assesses the overall skills and experience required on the Board, which involves having regard to the direction of the Group and the diversity aspirations of the Board, and works with the Board to ensure that it has the appropriate mix of skills and experience to meet the future needs of the business. Further information on the Nomination Committee’s process is at 5.5.3.

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

Skills and experience	Board	Risk and Audit	Nomination	Remuneration	Sustainability
Managing and leading

Sustainable success in business at a very senior level in a successful career.	11 Directors	3 Directors	3 Directors	3 Directors	3 Directors

Global experience

Senior management or equivalent experience in multiple global locations, exposed to a range of political, cultural, regulatory and business environments.	12 Directors	4 Directors	3 Directors	3 Directors	3 Directors

Governance

Commitment to the highest standards of governance, including experience with a major organisation, which is subject to rigorous governance standards and an ability to assess the effectiveness of senior management.	12 Directors	4 Directors	3 Directors	3 Directors	3 Directors

Skills and experience	Board	Risk and Audit	Nomination	Remuneration	Sustainability
Strategy

Track record of developing and implementing a successful strategy, including appropriately probing and challenging management on the delivery of agreed strategic planning objectives.	12 Directors	4 Directors	3 Directors	3 Directors	3 Directors

Financial acumen

Senior executive or equivalent experience in financial accounting and reporting, corporate finance and internal financial controls including an ability to probe the adequacies of financial and risk controls.	12 Directors	4 Directors	3 Directors	3 Directors	3 Directors

Capital projects

Experience working in an industry with projects involving large-scale capital outlays and long-term investment horizons.	10 Directors	3 Directors	3 Directors	2 Directors	3 Directors

Health, safety and environment

Experience related to workplace health and safety, environmental and social responsibility, and community.	11 Directors	4 Directors	3 Directors	2 Directors	3 Directors

Remuneration

Board remuneration committee membership or management experience in relation to remuneration, including incentive programs and pensions/ superannuation and the legislation and contractual framework governing remuneration.	12 Directors	4 Directors	3 Directors	3 Directors	3 Directors

Mining

Senior executive experience in a large mining organisation combined with an understanding of the Group’s corporate objective to create long term-value for shareholders through the discovery, development and conversion of natural resources.	4 Directors	1 Director	0 Directors	0 Directors	2 Directors

Oil and gas

Senior executive experience in the oil and gas industry including in depth knowledge of the Group’s strategy, markets, competitors, operational issues, technology and regulatory concerns.	4 Directors	1 Director	2 Directors	2 Directors	1 Director

Skills and experience	Board	Risk and Audit	Nomination	Remuneration	Sustainability
Marketing

Senior executive experience in marketing and a detailed understanding of the Group’s corporate objective to create long-term value for shareholders through the provision of innovative customer and market-focused solutions.	10 Directors	3 Directors	3 Directors	3 Directors	3 Directors

Public policy

Experience in public and regulatory policy, including how it affects corporations.	12 Directors	4 Directors	3 Directors	3 Directors	3 Directors

Total Directors	12 Directors	4 Directors	3 Directors	3 Directors	3 Directors

5.3.4    Chairman

The Chairman of the Group is responsible for leading the Board and ensuring that it is operating to the highest governance standards. The Chairman is charged with building an effective, high performing and collegial team of Directors and ensuring that they operate effectively as a Board.

The Chairman, Jacques Nasser, is considered by the Board to be independent. He was appointed Chairman of the Group from 31 March 2010 and has been a Non-executive Director of the Group since 6 June 2006. Mr Nasser was last re-elected at the 2010 Annual General Meetings and will stand for re-election in 2011.

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

A copy of the Policy on Independence of Directors is available at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

The policy provides that the test of independence is whether the Director is: ‘independent of management and any business or other relationship that could materially interfere with the exercise of objective, unfettered or independent judgement by the Director or the Director’s ability to act in the best interests of the BHP Billiton Group’.

Where a Director is considered by the Board to be independent, but is affected by circumstances that appear relevant to the Board’s assessment of independence, the Board has undertaken to explain the reasons why it reached its conclusion. In applying the independence test, the Board considers relationships with management, major shareholders, subsidiary and associated companies and other parties with whom the Group transacts business against predetermined materiality thresholds, all of which are set out in the policy. A summary of the factors that may be perceived to impact the independence of Directors is set out below.

Tenure

Two Directors, David Crawford and John Schubert, have each served on the Board for more than nine years from the date of their first election. Both Mr Crawford and Dr Schubert are standing for re-election at the 2011 Annual General Meetings, having undergone a formal performance assessment. Although Mr Crawford was first appointed to the BHP Limited Board in 1994, the Board considers that he makes a significant contribution to the work of the Board and that his deep knowledge of the Group is particularly important at a time when almost half the Non-executive Directors have between zero to three years tenure. The Board does not believe that either Mr Crawford’s or Dr Schubert’s tenure materially interferes with their ability to act in the best interests of the Group. The Board also believes that each of them has retained independence of character and judgement and has not formed associations with management (or others) that might compromise their ability to exercise independent judgement or act in the best interests of the Group.

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

Relationships and associations

Lindsay Maxsted was the Chief Executive Officer of KPMG in Australia from January 2001 until December 2007. The Board considers that this prior relationship with KPMG does not materially interfere with Mr Maxsted’s exercise of objective, unfettered or independent judgement, or his ability to act in the best interests of the BHP Billiton Group, and has determined, consistent with its policy on the independence of Directors, that Mr Maxsted is independent. The Board notes in particular that:

•

At the time of his appointment to the Board, more than three years had elapsed since Mr Maxsted’s retirement from KPMG. The Director independence rules and guidelines that apply to the Group – which are a combination of Australian, UK and US rules and guidelines – all use three years as the benchmark ‘cooling off’ period for former audit firm partners;

•	Mr Maxsted has no financial (eg. pension, retainer or advisory fee) or consulting arrangements with KPMG;

•	Mr Maxsted has not been part of the KPMG audit practice since 1980 and has not been in any way involved in, or able to influence, any audit activity associated with BHP Billiton.

The Board considers Mr Maxsted’s financial acumen and extensive experience in the corporate restructuring field to be important in the discharge of the Board’s responsibilities. Accordingly, his membership of the Board and Chairmanship of the RAC are considered by the Board to be appropriate and desirable.

David Crawford was a partner of KPMG in Australia until his retirement in June 2001; however, he has had no relationship with KPMG since that time and the Board does not consider Mr Crawford’s independence to be compromised as a result of this relationship that ended more than 10 years ago.

Some of the Directors hold or previously held positions in companies with which we have commercial relationships. Those positions and companies are set out in section 4.1 of this Annual Report. The Board has assessed all of the relationships between the Group and companies in which Directors hold or held positions and has concluded that in all cases the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or their ability to act in the best interests of our business.

Transactions during the year that amounted to related-party transactions with Directors or Director-related entities under International Financial Reporting Standards (IFRS) are outlined in note 30 ‘Key Management Personnel’ to the financial statements.

Carolyn Hewson and Lindsay Maxsted are both Directors and currently Audit, Risk Management and Nomination Committee members of Westpac Banking Corporation. Mr Maxsted is Chairman-elect of Westpac and is scheduled to become Westpac’s Chairman in December 2011. The Board has assessed this cross directorship and concluded that it does not interfere with the Directors’ exercise of objective, unfettered or independent judgement or the Directors’ ability to act in the Group’s best interests.

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

5.3.7    Terms of appointment

The Board has adopted a letter of appointment that contains the terms on which Non-executive Directors will be appointed, including the basis upon which they will be indemnified. The letter of appointment clearly defines the role of Directors, including the expectations in terms of independence, participation, time commitment and continuous improvement. In summary, Directors are expected to constructively challenge; set values and standards of the Group; monitor the performance of management; satisfy themselves as to the adequacy and integrity of financial statements; and satisfy themselves that the systems for the identification and management of risks are robust and appropriate. Directors are also expected to commit sufficient time to carry out their role and to participate in continuous improvement programs and internal review to support ongoing development. The letter of appointment also makes it clear that Directors are required to disclose circumstances that may affect, or be perceived to affect, their ability to exercise independent judgement so that the Board can assess independence on a regular basis.

A copy of the terms of appointment is available at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

5.3.8    Induction and training

The Board considers that the development of Group and industry knowledge is a continuous and ongoing process.

Upon appointment, each new Non-executive Director undertakes an induction program specifically tailored to their needs.

A copy of an indicative induction program is available at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

Non-executive Directors undertake to participate in continuous improvement programs, as required by their terms of appointment.

Structured opportunities for improvement are provided to continuously build a Director’s knowledge. During the year, Non-executive Directors participated in development activities, including:

•	business briefings intended to provide each Director with a deeper understanding of the activities, environment and key issues and direction of CSGs;

•	development sessions on specific topics of relevance, such as climate change, commodity markets and changes in corporate governance standards;

•	visits to key sites;

•	addresses by external speakers, who are generally experts in their field.

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

5.3.10    Remuneration

Details of our remuneration policies and practices and the remuneration paid to the Directors (Executive and Non-executive) and members of the GMC are set out in the Remuneration Report in section 6 of this Annual Report. Shareholders will be invited to consider and to approve the Remuneration Report at the 2011 Annual General Meetings.

5.3.11    Share ownership

Non-executive Directors have agreed to apply at least 25 per cent of their remuneration to the purchase of BHP Billiton shares until they achieve a shareholding equivalent in value to one year’s remuneration. Thereafter, they must maintain at least that level of shareholding throughout their tenure. All dealings by Directors are subject to the Group’s Securities Dealing document and are reported to the Board and to the stock exchanges.

Information on our policy governing the use of hedge arrangements over shares in BHP Billiton by both Directors and members of the GMC is set out in section 6.3 of this Annual Report.

Details of the shares held by Directors are set out in section 7.20 of this Annual Report.

5.3.12    Meetings

The Board meets as often as necessary to fulfil its role. Directors are required to allocate sufficient time to the Group to perform their responsibilities effectively, including adequate time to prepare for Board meetings. During the reporting year the Board met 10 times, with six of those meetings being held in Australia, three in the

UK and one in the US. Generally, meetings run over three days (includes Committee meetings). The Non-executive Directors meet during each Board meeting in the absence of the Executive Director and management and the session is chaired by the Group Chairman. Attendance by Directors at Board and Board Committee meetings is set out in the table in section 5.4.1.

Members of the GMC and other members of senior management attended meetings of the Board by invitation. Senior managers delivered presentations on the status and performance of our businesses and matters reserved for the Board, including the approval of budgets, annual financial statements and business strategy.

5.3.13    Company Secretaries

Jane McAloon is the Group Company Secretary. Ms McAloon’s qualifications and experience are set out in section 4.1. The Group Company Secretary is responsible for developing and maintaining the information systems and processes that enable the Board to fulfil its role. The Group Company Secretary is also responsible to the Board for ensuring that Board procedures are complied with and advising the Board on governance matters. All Directors have access to the Group Company Secretary for advice and services. Independent advisory services are retained by the Group Company Secretary at the request of the Board or Board Committees. Ms McAloon is supported by Elisabeth Joyner, who was appointed in March 2011 as Deputy Company Secretary of BHP Billiton Limited, and Elizabeth Hobley and Geof Stapledon, who are Deputy Company Secretaries of BHP Billiton Plc. The Board appoints and removes the Company Secretaries.

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

During the year an externally facilitated evaluation of the Board, which commenced in the previous financial year, was undertaken. The review indicated that the Board is continuing to function effectively and in accordance with the terms of the Board Governance Document. In addition, externally facilitated reviews of individual Directors and of each Board Committee have been undertaken.
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

The effectiveness of the Board as a whole and of its Committees is assessed against the accountabilities set down in the Board Governance Document and each of the Committees’ Terms of Reference. Matters considered in the assessment include:

•	the effectiveness of discussion and debate at Board and Committee meetings;

•	the effectiveness of the Board’s and Committees’ processes and relationship with management;

•	the quality and timeliness of meeting agendas, Board and Committee papers and secretariat support;

•	the composition of the Board and each Committee, focusing on the blend of skills and experience.

The process is managed by the Chairman, but feedback on the Chairman’s performance is provided to him by John Schubert.

Information about the performance review process for executives is set out in section 5.7.

Attendance at Board and Board Committee meetings during the year ended 30 June 2011

	Board		Risk and Audit		Nomination		Remuneration		Sustainability
	A	B	A	B	A	B	A	B	A	B
Alan Boeckmann (1)	7	6	—	—	—	—	6	6	—	—
Malcolm Broomhead	10	10	—	—	—	—	—	—	7	7
John Buchanan	10	10	—	—	7	7	8	8	—	—
Carlos Cordeiro	10	10	—	—	—	—	8	8	—	—
David Crawford (2)	10	10	9	9	—	—	—	—	—	—
Carolyn Hewson	10	10	9	9	—	—	—	—	—	—
Marius Kloppers	10	10	—	—	—	—	—	—	—	—
Lindsay Maxsted (3)	3	3	1	1	—	—	—	—	—	—
Wayne Murdy	10	10	9	8	—	—	—	—	—	—
Jacques Nasser	10	10	—	—	7	7	—	—	—	—
Keith Rumble	10	9	—	—	—	—	—	—	7	7
John Schubert	10	10	—	—	7	7	8	8	7	7
Shriti Vadera (4)	4	4	—	—	—	—	—	—	—	—

Column A – indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

Column B – indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

(1)	Alan Boeckmann retired from the Board and the Remuneration Committee on 23 March 2011.

(2)	David Crawford retired from the RAC on 6 September 2011.

(3)	Lindsay Maxsted was appointed to the Board on 23 March 2011 and to the RAC on 21 June 2011, and was subsequently appointed Chairman of that Committee on 6 September 2011.

(4)	Shriti Vadera was appointed to the Board on 1 January 2011 and to the RAC on 16 August 2011.

5.4.2    Re-election

In August 2011 the Board adopted a policy consistent with the UK Corporate Governance Code, under which all Directors must, if they wish to remain on the Board, seek re-election by shareholders annually. This new policy will take effect at the 2011 Annual General Meetings, and replaces the previous system, as set out in the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc, under which Directors were required to submit themselves to shareholders for re-election at least every three years.

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

5.4.3    Renewal

The Board plans for its own succession with the assistance of the Nomination Committee. In doing this, the Board:

•	considers the diversity of skills, backgrounds, knowledge, experience and gender necessary to allow it to meet the strategic vision for the business;

•	assesses the skills, backgrounds, knowledge, experience and gender currently represented;

•	identifies any inadequate representation of those attributes and agrees the process necessary to ensure a candidate is selected who brings them to the Board;

•	reviews how Board performance might be enhanced, both at an individual Director level and for the Board as a whole.

The Board believes that an orderly succession and renewal process is in the best interests of the Group. The Board believes that orderly succession and renewal is achieved as a result of careful planning, where the appropriate composition of the Board is continually under review.

When considering new appointments to the Board, the Nomination Committee oversees the preparation of a position specification that is provided to an independent recruitment organisation retained to conduct a global search. Independent search firms retained are instructed to consider a wide range of candidates, including taking into account geographic location, nationality and gender. In addition to the specific skills, knowledge and experience deemed necessary, the specification contains criteria such as:

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

Risk and Audit Committee Chairman succession

Following completion of the succession planning process for Board Chairman in 2010, the Board continued the succession planning process for the Chairman of the RAC. The succession planning process involved careful consideration of the skills, knowledge and experience required on the Board, in particular the skills and experience required to properly fulfil the duties of the RAC Chairman, given the size and complexity of the Group. Mr Lindsay Maxsted, a corporate recovery specialist who has managed a number of Australia’s largest corporate insolvency and restructuring engagements, was appointed as the new RAC Chairman from 6 September 2011. David Crawford retired as RAC Chairman and as a member of the RAC on 6 September 2011. At the request of the Board, Mr Crawford is standing for re-election to the Board.

5.5    Board Committees

The Board has established Committees to assist it in exercising its authority, including monitoring the performance of the business to gain assurance that progress is being made towards the corporate objective within the limits imposed by the Board. The permanent Committees of the Board are the RAC, the Sustainability Committee, the Nomination Committee and the Remuneration Committee. Other Committees are formed from time to time to deal with specific matters.

Each of the permanent Committees has Terms of Reference under which authority is delegated by the Board.

The Terms of Reference for each Committee can be found at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

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

5.5.1    Risk and Audit Committee Report

The Risk and Audit Committee (RAC) met nine times during the year. Information on meeting attendance by Committee members is included in the table in section 5.4.1 and information on their qualifications is included in section 4.1.

Risk and Audit Committee members during the year (3)

Name	Status
David Crawford (Chairman) (2)	Member for whole period (1)
Carolyn Hewson	Member for whole period
Lindsay Maxsted (1)(2)	Member from 21 June 2011
Wayne Murdy	Member for whole period

(1)	David Crawford retired from the Committee on 6 September 2011. Lindsay Maxsted was appointed as the Committee’s Chairman from 6 September 2011.

(2)	David Crawford was until 6 September 2011 the Committee’s financial expert nominated by the Board, and effective from 6 September 2011 the nominated financial expert has been Lindsay Maxsted.

(3)	Shriti Vadera was appointed to the Committee on 16 August 2011.

Role and focus

The role of the RAC is to assist the Board in monitoring the decisions and actions of the CEO and the Group and to gain assurance that progress is being made towards the corporate objective within the CEO limits. The RAC undertakes this by overseeing:

•	the integrity of the financial statements;

•	the appointment, remuneration, qualifications, independence and performance of the External Auditor and the integrity of the audit process as a whole;

•	the performance and leadership of the internal audit function;

•	the effectiveness of the systems of internal controls and risk management;

•	compliance with applicable legal and regulatory requirements;

•	compliance by management with constraints imposed by the Board.

Business Group Risk and Audit Committees

To assist management in providing the information necessary to allow the RAC to discharge its responsibilities, Risk and Audit Committees have been established for each of our Business Groups, incorporating each CSG and for key functional areas such as Marketing and Treasury. As illustrated in the diagram below, these Committees, known as Business Group RACs, have been established and operate as committees of management, but are chaired by members of the RAC. They perform an important monitoring function in the overall governance of the Group.

Significant financial and risk matters raised at Business Group RAC meetings are reported to the RAC by the Head of Group Reporting and Taxation and the Head of Group Risk Assessment and Assurance.

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

The CEO and CFO have certified that the 2011 financial statements present a true and fair view, in all material respects, of our financial condition and operating results and are in accordance with applicable regulatory requirements.

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

Although the External Auditor does provide some non-audit services, the objectivity and independence of the External Auditor is safeguarded through restrictions on the provision of these services. For example, certain types of non-audit service may only be undertaken by the External Auditor with the prior approval of the RAC (as described below), while other services may not be undertaken at all, including services where the External Auditor:

•	may be required to audit its own work;

•	participates in activities that would normally be undertaken by management;

•	is remunerated through a ‘success fee’ structure;

•	acts in an advocacy role for our business.

The RAC has adopted a policy entitled ‘Provision of Audit and Other Services by the External Auditor’ covering the RAC’s pre-approval policies and procedures to maintain the independence of the External Auditor.

Our Policy on Provision of Audit and Other Services by the External Auditor can be viewed at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

In addition to audit services, the External Auditor will be permitted to provide other (non-audit) services that are not, and are not perceived to be, in conflict with the role of the External Auditor. In accordance with the requirements of the Securities Exchange Act and guidance contained in Public Company Accounting Oversight Board (PCAOB) Release 2004-001, certain specific activities are listed in our detailed policy which have been ‘pre-approved’ by the RAC.

The categories of ‘pre-approved’ services are as follows:

•

Audit services – work that constitutes the agreed scope of the statutory audit and includes the statutory audits of the Group and its entities (including interim reviews). The RAC will monitor the Audit services engagements and approve, if necessary, any changes in terms and conditions resulting from changes in audit scope, Group structure or other relevant events.

•

Audit-related/assurance services – work that is outside the required scope of the statutory audit, but is consistent with the role of the external statutory auditor. This category includes work that is reasonably related to the performance of an audit or review and is a logical extension of the audit or review scope, is of an assurance or compliance nature and is work that the External Auditor must or is best placed to undertake.

•	Tax services – work of a tax nature that does not compromise the independence of the External Auditor.

•	Other advisory services – work of an advisory nature that does not compromise the independence of the External Auditor.

Activities not listed specifically are therefore not ‘pre-approved’ and must be approved by the RAC prior to engagement, regardless of the dollar value involved. Additionally, any engagement for other services with a value over US$100,000, even if listed as a ‘pre-approved’ service, can only be approved by the RAC, and all engagements for other services, whether ‘pre-approved’ or not, and regardless of the dollar value involved, are reported quarterly to the RAC.

While not specifically prohibited by our policy, any proposed non-audit engagement of the External Auditor relating to internal control (such as a review of internal controls or assistance with implementing the regulatory requirements, including the Securities Exchange Act) must obtain specific prior approval by the RAC. With the exception of the external audit of the Group financial report, any engagement identified that contains an internal control-related element is not considered to be pre-approved. In addition, whilst the categories shown above include a list of certain pre-approved services, the use of the External Auditor to perform such services shall always be subject to our overriding governance practices as articulated in the policy.

An exception can be made to the above policy where such an exception is in our interests and appropriate arrangements are put in place to ensure the integrity and independence of the External Auditor. Any such exception requires the specific prior approval of the RAC and must be reported to the Board. No exceptions were approved during the year ended 30 June 2011.

In addition, the RAC approved no services during the year ended 30 June 2011 pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of the US Securities and Exchange Commission’s (SEC) Regulation S-X.

Fees paid to the Group’s External Auditor during the year for audit and other services were US$23.7 million, of which 60 per cent comprised audit fees, 30 per cent related to legislative requirements (including Sarbanes-Oxley) and 10 per cent were for other services. Details of the fees paid are set out in note 34 ‘Auditor’s remuneration’ to the financial statements.

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

The RAC also approves the appointment and dismissal of the Head of Group Risk Assessment and Assurance and assesses his or her performance, independence and objectivity. The role of the Head of Group Risk Assessment and Assurance includes achievement of the internal audit objectives, risk management policies and insurance strategy. The position is held by Stefano Giorgini. Mr Giorgini reports to senior management and has all necessary access to management and the right to see information and explanations, and has unfettered access to the RAC.

Effectiveness of systems of internal control and risk management

In delegating authority to the CEO, the Board has established CEO limits set out in the Board Governance Document. Limits on the CEO’s authority require the CEO to ensure that there is a system of control in place for identifying and managing risk. The Directors, through the RAC, review the systems that have been established for this purpose and regularly review their effectiveness. These reviews include assessing whether processes continue to meet evolving external governance requirements.

The RAC is responsible for the oversight of risk management and reviews the internal controls and risk management systems. In undertaking this role the RAC reviews the following:

•

procedures for identifying business and operational risks and controlling their financial impact on the Group and the operational effectiveness of the policies and procedures related to risk and control;

•	budgeting and forecasting systems, financial reporting systems and controls;

•	policies and practices put in place by the CEO for detecting, reporting and preventing fraud and serious breaches of business conduct and whistle-blowing procedures;

•	procedures for ensuring compliance with relevant regulatory and legal requirements;

•	arrangements for protecting intellectual property and other non-physical assets;

•	operational effectiveness of the Business Group RAC structures;

•	overseeing the adequacy of the internal controls and allocation of responsibilities for monitoring internal financial controls.

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

Management’s assessment of our internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934). Under the supervision and with the participation of our management, including our CEO and CFO, we have evaluated the effectiveness of the Group’s internal control over financial reporting based on the framework and criteria established in Internal Controls – Integrated Framework, issued by the Sponsoring Organisation of the Treadway Commission (COSO). Based on this evaluation, management has concluded that internal control over financial reporting was effective as at 30 June 2011. There were no material weaknesses in the Group’s internal controls over financial reporting identified by management.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our independent registered public accounting firms, KPMG and KPMG Audit Plc, have issued an audit report on our internal control over financial reporting which is contained on page F-104 of this Annual Report.

There have been no changes in our internal control over financial reporting during FY2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The CEO and CFO have certified to the Board that the financial statements are founded on a sound system of risk management and internal control and that the system is operating efficiently and effectively in all material respects.

During the year, the RAC reviewed our compliance with the obligations imposed by the US Sarbanes-Oxley Act, including evaluating and documenting internal controls as required by section 404 of the Act.

Management’s assessment of our disclosure controls and procedures

Our management, with the participation of our CEO and CFO, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of 30 June 2011. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed by BHP Billiton, including in the reports that it files or submits under the US Securities Exchange Act of 1934, is recorded, processed, summarised and reported on a timely basis and that such information is accumulated and communicated to BHP Billiton’s management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Based on the foregoing, our management, including the CEO and CFO, has concluded that our disclosure controls and procedures are effective in providing that reasonable assurance.

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

Assessment of RAC performance

During 2011, the Committee retained the services of the JCA Group, a UK based provider of board evaluation services, to assist with an externally facilitated review of the Committee’s effectiveness. The Committee also assessed its performance in accordance with its Terms of Reference. As a result of its own assessment and feedback from the JCA Group, the Committee is satisfied it has met its Terms of Reference.

5.5.2    Remuneration Committee Report

The Remuneration Committee met eight times during the year. Information on meeting attendance by Committee members is included in the table in section 5.4.1.

Remuneration Committee members during the year

Name	Status
John Buchanan (Chairman)	Member for whole period
Alan Boeckmann	Member to 23 March 2011
Carlos Cordeiro	Member for whole period
John Schubert	Member for whole period

Role and focus

The role of the Committee is to assist the Board in its oversight of:

•	the remuneration policy and its specific application to the CEO and the CEO’s direct reports, and its general application to all employees;

•	the determination of levels of reward for the CEO and approval of reward to the CEO’s direct reports;

•	the annual evaluation of the performance of the CEO, by giving guidance to the Chairman;

•	communication to shareholders regarding remuneration policy and the Committee’s work on behalf of the Board, including the preparation of the Remuneration Report for inclusion in the Annual Report;

•	compliance with applicable legal and regulatory requirements associated with remuneration matters.

Changes to Terms of Reference

During the year, in response to corporate governance reviews that had highlighted the continuing lack of diversity among experienced Director candidates in Australia and the UK, the Committee’s Terms of Reference were reviewed to consider whether amendments were required to formalise diversity considerations. As a result, the Committee’s Terms of Reference were amended so that its role includes assisting the Board in its oversight of the review, at least annually, of remuneration by gender, the relative proportion of men and women in the Group’s workforce and the Group’s progress in achieving its diversity objectives.

Activities undertaken during the year

Full details of the Committee’s work on behalf of the Board are set out in the Remuneration Report in section 6.

During 2011, the Committee retained the services of the JCA Group to assist with an externally facilitated review of the Committee’s effectiveness. The Committee also assessed its performance in accordance with its Terms of Reference. As a result of its own assessment and feedback from the JCA Group, the Committee is satisfied it has met its Terms of Reference.

5.5.3    Nomination Committee Report

The Nomination Committee met seven times during the year. Information on meeting attendance by Committee members is included in the table in section 5.4.1.

Nomination Committee members during the year

Name	Status
Jacques Nasser (Chairman)	Member for whole period
John Buchanan	Member for whole period
John Schubert	Member for whole period

Role and focus

The role of the Committee is to assist in ensuring that the Board comprises individuals who are best able to discharge the responsibilities of a Director, having regard to the highest standards of governance, the strategic direction of the Group and the diversity aspirations of the Board. It does so by focusing on:

•	assessing the skills, backgrounds, knowledge, experience and gender represented on the Board and identifying any inadequate representation of those attributes;

•	retaining the services of independent search firms and identifying suitable candidates (possessing the skills identified by the skills assessment referred to above) for the Board;

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

Activities undertaken during the year

There were changes to the composition of the Board during the year. Shriti Vadera and Lindsay Maxsted joined the Board on 1 January 2011 and 23 March 2011, respectively. Alan Boeckmann retired from the Board on 23 March 2011. The Committee retained the services of Heidrick & Struggles and Egon Zehnder to assist in the identification of potential candidates for the Board. The Committee also oversaw the Director training and development program and the induction of new Directors (see section 5.3.8 for further information on Director induction and training).

The Committee’s Terms of Reference were reviewed during the year to consider whether amendments were required to formalise diversity considerations. Amendments were subsequently made so that the diversity aspirations of the Board are expressly taken into account when identifying skills that may be required and suitable candidates.

During 2011, the Committee retained the services of the JCA Group to assist with an externally facilitated review of the Committee’s effectiveness. The Committee also assessed its performance in accordance with its Terms of Reference. As a result of its own assessment and feedback from the JCA Group, the Committee is satisfied it has met its Terms of Reference.

5.5.4    Sustainability Committee Report

The Sustainability Committee met seven times during the year. Information on meeting attendance by Committee members is included in the table in section 5.4.1.

Sustainability Committee members during the year

Name	Status
John Schubert (Chairman)	Member for whole period
Malcolm Broomhead	Member for whole period
Keith Rumble	Member for whole period

Role and focus

The role of the Sustainability Committee is to assist the Board in its oversight of:

•	the effectiveness of the Group’s strategies, policies and systems associated with health, safety, environment and community (HSEC) matters;

•	our compliance with applicable legal and regulatory requirements associated with HSEC matters;

•	our performance in relation to HSEC matters;

•	the performance and leadership of the HSEC function;

•	HSEC risks;

•	our annual Sustainability Report;

•	communication to shareholders regarding the work of the Committee on behalf of the Board.

Sustainable development governance

Our approach to HSEC and sustainable development governance is characterised by:

•	the Sustainability Committee overseeing material HSEC matters and risks across the Group;

•	business line management having primary responsibility and accountability for HSEC performance;

•	the HSEC function providing advice and guidance directly, as well as through a series of networks across the business;

•	seeking input and insight from external experts such as our Forum for Corporate Responsibility;

•	clear links between remuneration and HSEC performance.

Activities undertaken during the year

During the year, the Sustainability Committee considered reports on strategic environmental issues, HSEC audits and trends, review of health and hygiene standards, learnings from fatal accidents and other incidents, and the potential impact of climate change regulation on the Group’s portfolios and actions being taken to manage the implications of this regulation. It also reviewed the Group’s performance against the HSEC public targets and the Key Performance Indicators for the HSEC function. The Committee also reviewed the performance of the Head of Group HSEC. The Committee reviewed and recommended to the Board the approval of the annual Sustainability Report for publication. The Sustainability Report identifies our targets for HSEC matters and our performance against those targets.

A copy of the Sustainability Report and further information can be found at www.bhpbilliton.com/home/aboutus/sustainability/Pages/default.aspx.

During 2011, the Committee retained the services of the JCA Group to assist with an externally facilitated review of the Committee’s effectiveness. The Committee also assessed its performance in accordance with its Terms of Reference. As a result of its own assessment and feedback from the JCA Group, the Committee is satisfied it has met its Terms of Reference.

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

The Board has delegated the oversight of risk management to the RAC although the Board retains overall accountability for the Group’s risk profile. In addition, the Board specifically requires the CEO to implement a system of control for identifying and managing risk. The Directors, through the RAC, review the systems that have been established for this purpose and regularly review their effectiveness. The RAC regularly reports to the Board to enable it to review the Group’s risk framework.

During the year, the RAC considered review processes for the nature and extent of material risks taken in achieving the corporate objective. These processes include the application of materiality and tolerance criteria to determine and assess material risks. Materiality criteria include maximum foreseeable loss and residual risk thresholds. Tolerance criteria additionally assess the control effectiveness of material risks.

The Group has established a Risk Management governance framework with supporting processes and performance requirements that provide an overarching and consistent approach for the identification, assessment and management of risks. Risks are ranked using a common methodology. Where a risk is assessed as material it is reported and reviewed by senior management. During the year, updated Risk Management Group Level Documents were approved and implemented across the Group.

Our Risk Management Policy can be found at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

5.6.2    Business risks

The scope of our operations and the number of industries in which we operate and engage mean that a range of factors may impact our results. Material risks that could negatively affect our results and performance include:

•	impacts arising from the global financial crisis;

•	fluctuations in commodity prices;

•	fluctuations in currency exchange rates;

•	failure or non-performance of counterparties;

•	failure to discover new reserves, maintain or enhance existing reserves or develop new operations;

•	influence of demand from China;

•	actions by governments, including additional taxation, infrastructure development, permitting requirements and political events in the countries in which we operate;

•	inability to successfully integrate acquired businesses;

•	inadequate human resource talent pool;

•	impact of increased costs or schedule delays on development projects;

•	inability to recover investments in mining and oil and gas projects;

•	non-compliance with the Group’s standards by non-controlled assets;

•	operating cost pressures and shortages could negatively impact our operating margins and expansion plans;

•	impact of health, safety, environmental and community exposures and related regulations on operations and reputation;

•	unexpected natural and operational catastrophes;

•	climate change, greenhouse effects and related regulations and taxes;

•	breaches in information technology security;

•	breaches in governance processes.

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

Performance evaluation for executives

The performance of executives and other senior employees is reviewed on an annual basis. For the members of the GMC, this review includes their contribution, engagement and interaction at Board level. The annual performance review process that we employ considers the performance of executives against criteria designed to capture both ‘what’ is achieved and ‘how’ it is achieved. All performance assessments of executives consider how effective they have been in undertaking their role; what they have achieved against their specified key performance indicators; how they match up to the behaviours prescribed in our leadership model and how those behaviours align with Our BHP Billiton Charter values. The assessment is therefore holistic and balances absolute achievement with the way performance has been delivered. Progression within the Group is driven equally by personal leadership behaviours and capability to produce excellent results.

A performance evaluation as outlined above was conducted for all members of the GMC in FY2011. For the CEO, the performance evaluation was led by the Chairman of the Board on behalf of all the Non-executive Directors, drawing on guidance from the Remuneration Committee.

5.8    Diversity at BHP Billiton

Corporate governance reviews have highlighted that there is a continuing lack of diversity among experienced Director candidates in Australia and the UK. The Board reviewed its existing practices during the year, including how the Board and the Nomination Committee take into account diversity criteria, including gender, nationality and geography, as part of a Director candidate’s general background and experience. See section 5.3.3 for further detail about gender diversity on the Board. The review included an assessment of the Board Committees’ Terms of Reference, and resulted in amendments to the Terms of Reference of the Nomination Committee and the Remuneration Committee to formalise diversity considerations. The BHP Billiton Human Resources Policy guides the Board and management in developing diversity objectives for the Group. The Human Resources Policy is supported by internal processes that set out measurable objectives to support the achievement of diversity across the Group.

Our Human Resources Policy can be found on our website at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

Our approach to diversity is underpinned by key principles, including:

•	a diverse workforce is necessary to the delivery of our strategy that is predicated on diversification by commodity, geography and market;

•	our aspiration is to have a workforce that best represents the communities in which our assets are located and our employees live;

•	actions that support our diversity aspirations should be consistent with our established approach to talent, performance and reward;

•	achieving an appropriate level of diversity will require structured programs at an early career stage that ensure the development of necessary skills and experience for leadership roles;

•	measurable objectives in support of diversity will be transparent, achievable over a period of time and fit for purpose;

•	the set of measurable objectives will focus on (i) enabling a diverse workforce by way of removing barriers and (ii) establishing appropriate representation targets.

The key measurable objective for FY2011 was the development and implementation of diversity plans by each CSG, Minerals Exploration, Marketing and Group Function. Each group was required to develop a diversity plan that takes into account the diversity principles. The diversity composition of each was analysed to provide a base line in the areas of gender, age and nationality. This was a key input into the development of the plans and the means of highlighting the key diversity challenges to be addressed.

Completion of the diversity plans in FY2011 formed part of the performance requirements for each business and was taken into account in assessing bonus remuneration. Execution against those plans will be monitored and tracked in FY2012 and will again form part of the assessment of bonus remuneration. Monitoring and tracking performance against plan is undertaken as part of the Group’s internal compliance requirements.

Going forward, progress against each year’s measurable objectives will be disclosed in the Annual Report, along with the proportion of women in our workforce, in senior management and on the Board. There are currently two women on the Board and the proportion of women in our workforce and in senior management is set out in section 2.8.3, where you can also find further information on diversity and our employee profile more generally.

5.9    Business conduct

Code of Business Conduct

We have published the BHP Billiton Code of Business Conduct. The Code of Business Conduct reflects Our Charter values of integrity, respect, trust and openness. It provides clear direction and advice on conducting business internationally, interacting with communities, governments and business partners and general workplace behaviour. The Code of Business Conduct applies to Directors and to all employees, regardless of their position or location. Consultants and contractors are also expected to act in accordance with the Code of Business Conduct.

The Code of Business Conduct can be found at our website at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/codeofbusconduct.aspx.

Insider trading

We have a Securities Dealing Group Level Document that covers dealings by Directors and identified employees, is consistent with the UK Model Code contained in the Financial Services Authority Listing Rules and complies with the ASX Listing Rule requirements for a trading policy. The Securities Dealing document restricts dealings by Directors and identified employees in shares and other securities during designated prohibited periods and at any time that they are in possession of unpublished price-sensitive information.

A copy of the Securities Dealing Group Level Document can be found at our website at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

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

Political donations

We maintain a position of impartiality with respect to party politics and do not make political contributions/donations for political purposes to any political party, politician, elected official or candidate for public office. We do, however, contribute to the public debate of policy issues that may affect our business in the countries in which we operate.

SEC investigation

An internal investigation is continuing into allegations of possible misconduct involving interactions with government officials. Following requests for information from the US Securities and Exchange Commission, the Group has disclosed to relevant authorities evidence that it has uncovered regarding possible violations of applicable anti-corruption laws involving interactions with government officials. The Group is continuing to cooperate with the relevant authorities. It is not possible at this time to predict the scope or duration of the investigation or its likely outcomes.

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

A copy of the Market Disclosure and Communications document is available at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

Copies of announcements to the stock exchanges on which we are listed, investor briefings, half-yearly financial statements, the Annual Report and other relevant information are posted to the Group’s website at www.bhpbilliton.com. Any person wishing to receive advice by email of news releases can subscribe at www.bhpbilliton.com.

5.11    Conformance with corporate governance standards

Our compliance with the governance standards in our home jurisdictions of Australia and the UK, and with the governance requirements that apply to us as a result of our New York Stock Exchange (NYSE) listing and our registration with the Securities and Exchange Commission (SEC) in the US, is summarised in this Corporate Governance Statement, the Remuneration Report, the Directors’ Report and the financial statements.

The Listing Rules and the Disclosure and Transparency Rules of the UK Financial Services Authority require UK-listed companies to report on the extent to which they comply with the Main Principles and the provisions of the UK Corporate Governance Code (UK Code), and explain the reasons for any non-compliance. The UK Code is available at www.frc.org.uk/corporate/ukcgcode.cfm.

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

Both the UK Code and the ASX Principles and Recommendations require the Board to consider the application of the relevant corporate governance principles, while recognising that departures from those principles are appropriate in some circumstances. We have complied with the provisions set out in the UK Code and with the ASX Principles and Recommendations throughout the financial period and have continued to comply up to the date of this Annual Report.

A checklist summarising our compliance with the UK Code and the ASX Principles and Recommendations has been posted to the website at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

BHP Billiton Limited and BHP Billiton Plc are registrants with the SEC in the US. Both companies are classified as foreign private issuers and both have American Depositary Receipts listed on the NYSE.

We have reviewed the governance requirements currently applicable to foreign private issuers under the Sarbanes-Oxley Act (US) including the rules promulgated by the SEC and the rules of the NYSE and are satisfied that we comply with those requirements.

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

This Corporate Governance Statement was approved by the Board on 6 September 2011 and signed on its behalf by:

Jacques Nasser AO

Chairman

6 September 2011

6    Remuneration Report

Using this Remuneration Report

The following guide is intended to help the reader to understand and navigate through this Remuneration Report, and to understand the linkages between BHP Billiton’s remuneration strategy and the remuneration outcomes for Directors and senior executives. All acronyms used in the Remuneration Report are defined on this contents page or in section 10 of this Report.

Section		Subsection	What it covers	Section number
6.1	Message from the Chairman

6.2	Our approach to remuneration	Our overarching remuneration principles	The key principles that underpin the Group’s remuneration strategy.	6.2.1

		Our remuneration policy underpins our Group strategy	Shows how BHP Billiton’s remuneration policy is linked to our strategic objectives, and how remuneration is structured to reinforce achievement of these objectives.	6.2.2

		Our remuneration approach is focused on the long term	Explains how the structure of at risk remuneration encourages effective risk management and long-term decision-making by management.	6.2.3
		How remuneration is determined	Describes how the Remuneration Committee determined remuneration outcomes for members of the GMC.	6.2.4
		Remuneration mix	Describes the core components of Total Remuneration and their different roles.	6.2.5
		When remuneration is delivered	Explains the timing of the different components of remuneration and deferral to subsequent years.	6.2.6
		Fixed remuneration	Details the components of GMC remuneration that are not at risk.	6.2.7
		Short-term incentives (STI)	Outlines the key features of the Group Incentive Scheme (GIS), and Key Performance Indicators (KPIs) and STI rewards for GMC members.	6.2.8
		Long-term incentives (LTI)	Outlines the key features of the Long Term Incentive Plan (LTIP), LTI awards for GMC members and LTIP.	6.2.9

		Share ownership guidelines	Describes the Group’s minimum shareholding requirements for the Chief Executive Officer (CEO) and other members of the GMC.	6.2.10

6.3	Remuneration Governance		Explains how the Board and Remuneration Committee make remuneration decisions, including the use of external remuneration consultants.

6.4	Executive remuneration disclosures	Senior management in FY2011	Shows the individuals comprising the Key Management Personnel (KMP), which are the GMC, with a summary of key service contract terms (including termination entitlements).	6.4.1

		Statutory disclosures	Provides total remuneration for GMC members calculated pursuant to legislative and accounting requirements.	6.4.2

		Equity awards	Sets out the interests of GMC members resulting from BHP Billiton’s remuneration programs (including those granted and vested during FY2011).	6.4.3

Section		Subsection	What it covers	Section number
6.5	Aggregate Directors’ remuneration		The total remuneration provided to executive and Non-executive Directors.

6.6	Non-executive Director arrangements	Non-executive Directors in FY2011	Shows the individual Non-executive Directors.	6.6.1
		Remuneration structure	Explains the basis on which Non-executive Director remuneration is set and outlines the components.	6.6.2
		Retirement benefits	Details the retirement benefits payable to participating Directors under the now-closed Retirement Plan.	6.6.3
		Statutory disclosures	Provides total remuneration for non-executive Directors (calculated pursuant to legislative and accounting standards).	6.6.4

6.1    Message from the Remuneration Committee Chairman

Dear Shareholder

I am pleased to introduce BHP Billiton’s Remuneration Report for the year ended 30 June 2011.

In preparing the Report, we have maintained our approach of providing relevant performance and remuneration information, enabling shareholders to assess the linkages between executive remuneration, execution of the Group’s strategy and Group performance. The Report contains the remuneration disclosures required by Australian and UK regulations. In addition, we have again reported the actual remuneration paid to our executive team during the year.

Over FY2011, the Committee has continued to apply the remuneration framework that has been in place since 2004. This has served us well, requiring minimal alteration during a period of considerable change. There are no changes proposed in our approach to remuneration for FY2012.

However, the tenth anniversary of the BHP and Billiton merger in June 2011 provides a fitting backdrop to consider the growth and development of the Group since that date and the opportunities and challenges ahead. We believe our remuneration strategy should reinforce sustainable, long term value creation. To achieve our business goals, our remuneration must remain competitive to attract and retain talented executives, enabling us to realise our opportunities and further develop our business. Striking the appropriate balance between these considerations is important for the continued long term success of the Group.

To ensure that our remuneration policy continues to reinforce the Group’s strategies, the Committee has commenced a comprehensive review of our remuneration structures. We are reviewing the external environment within which we operate and how that environment may evolve. We will also consider the global market status, the risk environment and strategic priorities for BHP Billiton. Over the course of FY2012, we will progress this review, developing appropriate remuneration proposals that will support our focus on operational excellence, risk management and the execution of the Group’s strategy.

We consider effective governance and clear reporting on remuneration essential to maintaining the strong level of support that shareholders have demonstrated for the Remuneration Report. As in prior years, the FY2011 Report is designed to be clear and concise, to meet regulatory requirements and, above all, provide you with the information required to consider the alignment of remuneration and the Group’s success.

John Buchanan

Chairman, Remuneration Committee

6 September 2011

6.2    Our approach to remuneration

This section outlines the overarching Group strategy and the remuneration framework that guides decisions on remuneration design and outcomes for senior executives, including the GMC members. Details of GMC membership are included in section 6.4.1.

The information in this section demonstrates:

•	how the remuneration strategy translates into practice for the members of the GMC;

•	how executive remuneration is determined annually by the Remuneration Committee and Board;

•	the impact of business and individual performance on remuneration outcomes.

The focus is on the remuneration outcomes provided to executives and is different from, and complementary to, the statutory and accounting view of remuneration as set out in section 6.4.2.

6.2.1    Our overarching remuneration principles

The key principles of our remuneration policy are unchanged and are to:

•	support the execution of the Group’s business strategy in accordance with a risk appetite that is appropriate for the organisation;

•	provide competitive rewards to attract, motivate and retain highly skilled executives willing to work around the world;

•	apply demanding performance measures, including key financial and non financial measures of performance;

•	link a large component of pay to our performance and the creation of value for our shareholders;

•	ensure remuneration arrangements are equitable and facilitate the deployment of people around our businesses;

•	limit severance payments on termination to pre established contractual arrangements (which do not commit us to making any unjustified payments).

The Remuneration Committee is confident that these principles continue to meet the Group’s objectives.

6.2.2    Our remuneration policy underpins our Group strategy

The Remuneration Committee recognises that the implementation of the Group’s strategy and our ongoing performance depends on the quality and motivation of our people.

Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.

Our strategy is to own and operate large, low-cost, expandable, upstream assets diversified by commodity, geography and market.

Our focus on the safety and health of our workforce, our fundamental drive for sustainability across all our business operations, our concern for the environment and communities within which we work, and our management of operational risks are reflected through our remuneration policy and structures.

The diagram below illustrates how BHP Billiton’s remuneration policy and structures serve to support and reinforce the six key drivers of our strategy.

6.2.3    Our remuneration approach is focused on the long term

The focus at BHP Billiton is on long-term sustainability and our remuneration frameworks are designed to ensure that executives take a long-term approach to decision making and minimise activities that focus only on short-term results at the expense of longer term business growth and success. The Remuneration Committee has considered the ways in which risk management and the long-term horizon are reflected throughout BHP Billiton’s reward structure for all executives, and is satisfied that the approach reinforces the desired behaviours.

This is largely achieved through the Group’s approach to STI and LTI rewards, which comprise a significant portion of total remuneration for the members of the GMC. The equity component of STI rewards is deferred for a two-year period, and performance under the LTIP is measured over a five year period. The actual rewards received by members of the GMC therefore reflect the Group’s performance and share price over an extended period.

It is the Remuneration Committee’s view that this provides an appropriate focus on BHP Billiton’s sustained performance beyond the end of the initial measurement period. This approach also provides a transparent mechanism for clawback or adjustment in the event of a restatement of Group results, through changes to the vesting or non-vesting of deferred equity.

In addition, STI and LTI outcomes are not driven by a purely formulaic approach. The Remuneration Committee applies qualitative judgement in determining STI and LTI outcomes, and may determine that rewards not be provided or vested in circumstances where it would be inappropriate or would provide unintended outcomes. The Remuneration Committee has no discretion to allow vesting when performance conditions have not been satisfied.

6.2.4    How remuneration is determined

The Remuneration Committee considers the appropriate Total Remuneration for each member of the GMC by examining the remuneration provided to comparable roles in organisations of similar global complexity, size, reach and industry.

Each year, the Remuneration Committee’s independent adviser, Kepler Associates, sources and consolidates relevant remuneration data for appropriate roles, based on their analysis of relevant organisations and markets. The adviser prepares a comparison to current GMC remuneration, but does not make specific recommendations regarding individual executives’ remuneration (1).

From this market comparison, the Remuneration Committee determines the appropriate Total Remuneration level for each individual, taking into account their location, skills, experience and performance within the Group. In doing so, the Remuneration Committee recognises that levels of remuneration should be sufficient to attract, motivate and retain highly skilled executives, but also that the Group should avoid paying more than is necessary for this purpose.

6.2.5    Remuneration mix

The Remuneration Committee then considers the appropriate mix and weighting of different remuneration components to make up Total Remuneration for GMC members. This includes fixed and at risk components, which are designed to deliver appropriate pay over a one-, three- and five-year time horizons.

While the Board recognises that market forces necessarily influence remuneration practices, it strongly believes that the fundamental driver of our remuneration structure should be business performance. Accordingly,

(1)	For more information on the services provided to the Remuneration Committee by Kepler Associates, please refer to section 6.3.

while target remuneration is structured to attract and retain executives, the amount of remuneration actually received is dependent on the achievement of superior business and individual performance and on generating sustained shareholder value. At risk components therefore represent a significant portion of Total Remuneration and are subject to performance conditions and to ongoing service.

The components of Total Remuneration that are considered by the Remuneration Committee are:

•

Fixed remuneration – determined relative to comparable roles in other companies and comprising base salary, pension/retirement benefits and other non-pensionable benefits such as medical and life insurance;

•	Short-term incentive (STI) – intended to support a high-performance culture and delivered in cash with a matching award of Deferred Shares or Options;

•	Long-term incentive (LTI) – appropriate to the long-term nature of business decision making and delivered in Performance Shares with vesting determined under a five-year performance hurdle.

More detail in regard to each component is included in the following sections of this Remuneration Report.

Maximum and actual remuneration mix

The diagram to the left illustrates the relative proportion of these components for the members of the GMC.

Base salary forms the foundation of the remuneration mix and each of the other components is described as a percentage of base salary. The diagram therefore shows base salary as 100 per cent with each additional component relative to that base salary.

The first column of the diagram shows the mix that would have applied if the maximum at risk rewards had been earned and the second column shows the comparative actual Total Remuneration received in relation to FY2011 as shown in the table overleaf in section 6.2.6 (as an average across the seven GMC members).

6.2.6    When remuneration is delivered

The delivery time frame varies for different components of Total Remuneration.

Total Remuneration is the key measure considered by the Remuneration Committee. The Total Remuneration for each member of the GMC in respect of the 2011 performance year was determined by the Committee over a series of meetings from July 2010. Total Remuneration is allocated across different elements of remuneration to reflect a focus on both short- and long-term performance, and delivery of these elements occurs over different time frames as shown in the table and diagram below. As set out in sections 6.2.7 to 6.2.9, the process followed by the Remuneration Committee for determining the Total Remuneration is as follows:

•	A review of base salary effective from 1 September 2010 applying (along with the retirement benefits shown below) over the period from 1 September 2010 to 31 August 2011.

•	A target STI is set for the 2011 financial year, to reflect performance from 1 July 2010 to 30 June 2011, with performance assessed in August 2011:

•	Cash awards will be provided in September 2011; and

•	Deferred Shares and/or Options are expected to be allocated in December 2011 following the Group’s 2011 Annual General Meetings.

•	An LTI award of Performance Shares is allocated in December 2010 following the Group’s 2010 Annual General Meetings.

Non-statutory table: The following table shows Total Remuneration for the GMC as a result of the determinations of the Remuneration Committee. The crystallisation of the Deferred STI and the LTI awards will be after a two-year and five-year period respectively and will depend on performance and service conditions. Given the requirements to use Accounting Standards under the Australian Corporations Act 2001 and the UK Companies Act 2006 for determining and measuring executive remuneration, including allocation across the vesting period for longer-term incentives, the ‘non-statutory remuneration’ data set out below do not reconcile directly to the Statutory Total Remuneration Table as shown in section 6.4.2.

US dollars	Total Remuneration as determined by the Remuneration Committee in respect of FY 2011	Base salary effective from 1 September 2010	Retirement benefits effective from 1 September 2010	Cash STI awards to be provided in September 2011	Deferred STI awards to be allocated in December 2011 (Face Value)	LTI awards allocated in December 2010 (Expected Value)
Marius Kloppers	10,994,689	2,130,000	852,000	2,351,448	2,351,448	3,309,793
Alberto Calderon	5,542,641	1,100,000	385,000	1,179,200	1,179,200	1,699,241
Andrew Mackenzie	5,571,241	1,100,000	396,000	1,188,000	1,188,000	1,699,241
Marcus Randolph	6,062,321	1,230,000	418,200	1,338,240	1,338,240	1,737,641
Alex Vanselow	5,614,041	1,100,000	418,000	1,179,200	1,179,200	1,737,641
Karen Wood	4,615,812	967,500	332,820	1,037,160	1,037,160	1,241,172
J Michael Yeager	6,167,417	1,240,000	443,920	1,372,928	1,372,928	1,737,641

6.2.7    Fixed remuneration

Base salary

Base salary is reviewed annually and changes are effective from 1 September each year. It is benchmarked relative to comparable roles in global companies of similar complexity, size, reach and industry and reflects an individual’s responsibilities, location, performance, qualifications and experience within the Group. Pay reviews also consider general economic conditions and salary reviews across the rest of the Group. It is stated and paid in US dollars for all GMC members.

Non-statutory table: Base salary amounts in the table below are effective 1 September and are not linked to any specific financial year. They therefore do not match with the 1 July 2010 to 30 June 2011 salaries shown in section 6.4.2.

US dollars	1 September 2009	1 September 2010	% change	1 September 2011	% change
Marius Kloppers	2,038,885	2,130,000	4.47	2,215,200	4.00
Alberto Calderon	1,057,000	1,100,000	4.07	1,144,000	4.00
Andrew Mackenzie	1,057,000	1,100,000	4.07	1,200,000	9.09
Marcus Randolph	1,182,751	1,230,000	3.99	1,279,200	4.00
Alex Vanselow	1,057,000	1,100,000	4.07	1,144,000	4.00
Karen Wood	930,000	967,500	4.03	1,006,200	4.00
J Michael Yeager	1,190,000	1,240,000	4.20	1,289,600	4.00

Retirement benefits

As part of fixed remuneration, all GMC members are entitled to retirement benefits under defined contribution plans (for all new entrants) and legacy defined benefit plans. Employees in legacy defined benefit plans continue to accrue benefits in those plans for past and future service unless they have elected to transfer to a defined contribution plan. The table below sets out the retirement benefits payable to each member of the GMC.

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

(2)

Prior to his appointment as CEO, and under the terms of a pre existing contract, Marius Kloppers had the choice of a (1) ‘defined benefit’, (2) ‘defined contribution’ underpinned by a defined benefit promise or (3) ‘cash in lieu’ pension entitlement for each year since 1 July 2001. He elected to take cash in lieu for each year except for FY2004 when he elected to take a defined contribution entitlement with a defined benefit underpin. Mr Kloppers retains the option to convert the entitlement accrued in the defined contribution fund to a defined benefit entitlement. Up until 2009, the value of his defined contribution entitlement exceeded the transfer value of the defined benefit underpin that he would be entitled to should he revert to the defined benefit promise, and as such the entitlement was treated on a defined contribution basis. However, as measured at 30 June 2011, the transfer value of the underpin (US$603,562) was greater than the defined contribution fund (US$530,780). This was also the case in 2009 and 2010. BHP Billiton expects that over the long term the value of the defined contribution element will revert to being in excess of the transfer value of the underpin and therefore continues to treat the entitlement on a defined contribution basis. Upon his succession as CEO on 1 October 2007, Mr Kloppers relinquished all future defined benefit entitlements.

Shareplus all-employee share purchase plan

Like all permanent employees, members of the GMC are eligible to participate in Shareplus, an all-employee share purchase plan. Participants in Shareplus contribute from their post-tax base salary (capped at US$5,000 per year) to acquire shares in BHP Billiton. Each of the GMC members chose to contribute the maximum allowable amount to the plan from their post-tax salary in FY2011.

Provided the participant remains employed by BHP Billiton on the third anniversary of the shares being acquired, the plan provides for a grant of matching shares on a 1:1 basis. The accounting value of the rights acquired is included in remuneration over the share purchase period in the table in section 6.4.2.

A grant of Matching Shares was made to participants (including the members of the GMC) on 1 April 2011, and details of the resulting share holdings for GMC members are shown in section 6.4.3. Further details regarding Shareplus are set out in note 32 ‘Employee share ownership plans’ to the financial statements.

6.2.8    Short-term incentives

An individual scorecard of measures is set for each executive at the commencement of each financial year under the Group Incentive Scheme (GIS).

These measures are linked to the achievement of the business strategy and financial outcomes and also individual non-financial objectives reflecting individual contribution to the business (as shown in the scorecard table below). These measures have been chosen as they reward members of the GMC for their overall performance in the current year, comprising both financial performance and delivery against measures that impact the long-term sustainability of the Group.

At the conclusion of the financial year, each executive’s achievement against their measures is assessed by the Remuneration Committee and Board and their cash STI award is determined. The Board believes this method of assessment is transparent, rigorous and balanced, and provides an appropriate and objective assessment of performance.

Cash awards are paid in September following the release of the Group’s annual results. The rules of the GIS outline the circumstances in which participants may be entitled to a cash award for the financial year in which they cease employment. Such circumstances depend on the reason for leaving. The only circumstance in which the Remuneration Committee has considered using its discretion to allow members of the GMC to receive a cash award in event of departure is for those individuals who have retired or are retiring.

The value of any cash STI award is matched by an equivalent face value of Deferred Shares (or an approximately equivalent value in Options, or a combination of the two, at the election of the participant) to which the executive will not have access for two years (unless they leave the Group under specific circumstances). More details on the terms of these awards are provided below. Deferred Shares and Options are allocated in December after the Annual General Meetings. Allocations to the CEO are subject to shareholder approval.

Details of the interests held in BHP Billiton by members of the GMC as a result of participation in the GIS are provided in section 6.4.3.

Determining STI outcomes

The key measures for the GMC in FY2011 and the level of achievement against Group measures are set out below. The Remuneration Committee believes that the KPIs set and their relative weightings appropriately incentivise short term performance.

The table below shows how, for the Group CEO and other Group Executives, all non-individual measures are assessed on a Group basis. For the Business CEOs, the weighting of assessment for measures is split between the Group and the businesses for which they are responsible as shown in the table below.

FY2011 key performance indicators	Weighting for Group CEO	Weighting for Business CEOs (1)		Weighting for other Group Executives (2)	FY2011 assessment for Group-based measures (3)
		Group	Business
Health, safety, environment and community (HSEC) includes: • Total recordable injury frequency (TRIF) • Fatalities/Significant environmental incidents • HSE risk management • Human rights impact assessment • Environment and occupational health	15%	7.5%	7.5%	15%	The Sustainability and Remuneration Committees reviewed HSEC performance. The two fatalities arising in the Manganese business were tragic reminders for the need for constant management focus on safety and were at the forefront of consideration when determining the outcomes for the Group and businesses. Both Committees noted the good progress made on TRIF and, in particular, the strong progress in risk management, environmental risk control and employee health initiatives. Performance in HSEC was differentiated across the businesses with the overall Group result considered marginally above Target, performance in the Non-Ferrous Materials businesses and Petroleum considered to be between Target and Stretch and an outcome in Ferrous and Coal businesses of below Target.

Profit after tax (adjusted for foreign exchange, price and exceptional items)	50%	25%	—	35%	Performance was considered to be between Target and Stretch, reflecting positive outcomes against targets, primarily in respect of production volumes and cost management.

FY2011 key performance indicators	Weighting for Group CEO	Weighting for Business CEOs (1)		Weighting for other Group Executives (2)	FY2011 assessment for Group-based measures (3)
		Group	Business
Underlying EBIT for the relevant business(es) (adjusted for foreign exchange, price and exceptional items)	—	—	25%	—	Performance for each business varied with results for Petroleum and the Non Ferrous Materials businesses being between Stretch and Exceptional reflecting positive outcomes against targets, primarily in respect of production volumes and cost management. Ferrous and Coal performance was between Target and Stretch

Capital management – cost and schedule	15%	7.5%	7.5%	10%	With the exception of the Ferrous and Coal businesses that achieved a result above Stretch, the overall performance was below Target for a portfolio of eight major projects. This reflected the cost and schedule overruns experienced.

Individual measures based on contribution to management team, key project deliverables of each role, and the operating model (1SAP system, scalable organisational structure and people strategy including diversity)	20%	20%		40%	Personal performance of the CEO and other members of the GMC was strong across the range of personal measures.

Notes

(1)	Applicable weightings for Andrew Mackenzie, Marcus Randolph and J Michael Yeager.

(2)	Applicable weightings for Alberto Calderon, Alex Vanselow and Karen Wood.

(3)	A performance range is set for each measure with the level of performance against each KPI determined as:

•	Threshold: the minimum necessary to qualify for any reward.

•	Target: where the performance requirements are met.

•	Stretch: where the performance requirements are exceeded.

•	Exceptional: where the performance requirements are significantly exceeded.

Actual STI provided for FY2011 performance

STI targets for FY2011 were set by the Remuneration Committee as part of Total Remuneration as described in section 6.2.6. The target cash award was 80 per cent of base salary for all members of the GMC, with a maximum cash award of 160 per cent of base salary for exceptional performance against all scorecard measures.

The following table shows the amount of at risk remuneration awarded by the Board as STI in cash (in September 2011) and in Deferred Shares and/or Options (to be allocated in December 2011) as a result of Group, business and individual performance against the above scorecard objectives.

As described above, the Deferred Share and/or Option awards shown below have not yet delivered any realised value to the executives, as they generally do not vest and cannot be exercised for at least two years from the end of the relevant financial year (i.e. the FY2011 awards are expected to vest in August 2013). The number and value of Deferred Shares and/or Options that vested during FY2011 are shown in section 6.4.3.

Non-statutory table: Cash STI rewards shown below are the same as those reported in section 6.4.2, but this table shows the market value of the Deferred Shares and/or Options at the time of allocation (rather than amortising the accounting value of each award over the relevant performance and service periods as per accounting standards).

US dollars	FY 2010 Cash STI	FY 2010 Deferred Shares and Options (1)	FY 2010 Total	% of max FY 2010	FY 2011 Cash STI	FY 2011 Deferred Shares and Options (1)	FY 2011 Total	% of max FY 2011
Marius Kloppers	2,330,527	2,330,527	4,661,054	71.4	2,351,448	2,351,448	4,702,896	69.0
Alberto Calderon	1,129,066	1,129,066	2,258,132	66.8	1,179,200	1,179,200	2,358,400	67.0
Andrew Mackenzie	1,120,620	1,120,620	2,241,240	66.3	1,188,000	1,188,000	2,376,000	67.5
Marcus Randolph	1,309,945	1,309,945	2,619,890	69.2	1,338,240	1,338,240	2,676,480	68.0
Alex Vanselow	1,120,610	1,120,610	2,241,220	66.3	1,179,200	1,179,200	2,358,400	67.0
Karen Wood	985,967	985,967	1,971,934	66.3	1,037,160	1,037,160	2,074,320	67.0
J Michael Yeager	1,336,407	1,336,407	2,672,814	70.2	1,372,928	1,372,928	2,745,856	69.2

Total			18,666,284				19,292,352

Average (2)				68.1				67.8

Note

(1)

The Deferred Shares and/or Options have the same values as the corresponding cash award. The actual number of Deferred Shares allocated is determined by dividing the relevant value by the share price at the time of allocation. The number of Options required to provide an approximately equivalent value will also be determined (should any members of the GMC nominate this alternative, or a combination of Deferred Shares and Options) based on a valuation calculated by Kepler Associates.

(2)	The average percentage of maximum is graphed against Group earnings overleaf.

Relationship between STI rewards and Group performance

The following graphs are included as part of satisfying an Australian disclosure requirement to show the relationship between KMP remuneration and earnings.

As shown on the previous page of this report, STI rewards for members of the GMC are based on a balanced scorecard of key performance measures. A substantial component of each scorecard is based on measures that will drive the long-term success and sustainability of the Group, but which may not have a direct correlation to annual profitability.

Only a proportion of STI outcomes are directly related to financial measures, and that proportion varies for different members of the GMC. The profit measure used for calculating scorecard outcomes (as defined in that section) is not the same as the disclosed profit attributable to shareholders used in the graph below.

Due to the factors described above, some correlation between STI outcomes and the measures used in the graphs below is evident over the last five years, but there is no guarantee that this will be the case in the future. Further details of the Group’s attributable profit and basic earnings per share over the past five years can be found in section 1.4.1 of this Annual Report (including definitions of these terms).

Terms of deferred STI

Each Deferred Share and each Option is a conditional right to acquire one ordinary BHP Billiton share upon satisfaction of the vesting conditions. They will not deliver any value to the holder for at least two years from the end of the financial year (unless the executive’s employment with the Group ends earlier in specific circumstances such as on death, serious injury, disability or illness, retirement and redundancy/retrenchment).

The Remuneration Committee considers it as an important principle that Deferred Shares and Options will be forfeited by the individual in specific circumstances, including if they resign from the Group or are terminated for cause within the two-year vesting period. Deferred Shares are not ordinary shares and do not carry entitlements to ordinary dividends or other shareholder rights. Dividends are not received by the executives during the vesting period. However, a Dividend Equivalent Payment (as described in section 6.4.2) is made to cover the period between grant and exercise, but only on Deferred Shares and/or Options that have vested. This payment is not made in relation to any securities that are forfeited during the vesting period.

Deferred Shares that vest may be exercised at no cost to the participant. Options have an exercise price that reflects the market price of BHP Billiton shares at the time of allocation, and a greater number of Options are therefore allocated if an executive chooses this alternative. The Group’s Securities Dealing Group Level Document governs and restricts dealing arrangements and the exercise of Deferred Shares and Options (as described in section 6.3).

6.2.9    Long-term incentives

An allocation of Performance Shares is determined as part of Total Remuneration (relative to market as described in section 6.2.4) and provided to each member of the GMC under the Group’s Long Term Incentive Plan (LTIP).

The purpose of the LTIP is to focus management’s efforts on the achievement of sustainable long-term growth and success of the Group (including appropriate management of business risks) and to align senior executive rewards with sustained shareholder wealth creation through the relative TSR performance condition. TSR is detailed and described in the table of terms later in this section.

Details of the interests held in BHP Billiton by members of the GMC as a result of participation in the LTIP are provided in section 6.4.3.

LTI granted in December 2010

The following table shows the LTI awards determined by the Remuneration Committee as part of Total Remuneration for FY2011 and provided as an award of Performance Shares in December 2010 (following approval of the CEO’s award by shareholders at the Annual General Meetings) to drive long-term performance of the Group over a five-year period (with comparative prior year data).

Whether the grants deliver any value to executives will not be determined until the end of the performance period. In order for any benefit to be obtained by the executives from the Performance Shares, the relative five-year TSR performance hurdle must be achieved over the period from 1 July 2010 to 30 June 2015, and the individual must remain employed by the Group (unless they leave the Group in specific circumstances as described in the table of terms later in this section).

Expected Value of LTI awards

The value of Performance Shares within the remuneration mix is based on the Expected Value of the Performance Shares (being a percentage of the share price).

Shareholders approved changes to the LTI plan at the 2010 Annual General Meetings, which applied to the December 2010 allocations. The impact of the changes and the new LTI terms are set out in detail in the table of terms later in this section. The table includes information on the Expected Value of the LTI awards, as calculated by Kepler Associates, which takes the performance hurdle into account along with other factors as described in the table. The Expected Value is used to represent the expected remuneration outcomes from the LTIP for the GMC members when the Remuneration Committee is considering Total Remuneration and the appropriate remuneration mix (as described in sections 6.2.5 and 6.2.6).

The changes in LTI terms from FY2011 resulted in an increase in the Expected Value of LTI awards from 31 per cent to 41 per cent of the face value of a BHP Billiton share. This has resulted in a reduction in the number of Performance Shares allocated as shown in the table below.

Non-statutory table: LTI awards shown below are included in the table in section 6.4.2, but this table shows the Expected Value of the awards as described above (rather than amortising the accounting value of each award over the relevant performance and service periods as per accounting standards).

Name	Number of Performance Shares allocated in December 2009	December 2009 Expected Value (1)	% of max December 2009 (3)	Number of Performance Shares allocated in December 2010	December 2010 Expected Value (2)	% of max December 2010 (3)
Marius Kloppers	250,000	2,864,636	70.3	200,000	3,309,793	77.7
Alberto Calderon	120,000	1,150,279	54.4	120,000	1,699,241	77.2
Andrew Mackenzie	120,000	1,150,279	54.4	120,000	1,699,241	77.2
Marcus Randolph	120,000	1,375,025	58.1	105,000	1,737,641	70.6
Alex Vanselow	120,000	1,375,025	65.0	105,000	1,737,641	79.0
Karen Wood	90,000	1,031,269	55.4	75,000	1,241,172	64.1
J Michael Yeager	120,000	1,375,025	57.8	105,000	1,737,641	70.1

Total	940,000	10,321,538		830,000	13,162,370

Average			59.3			73.7

Notes

(1)

December 2009 Expected Values are calculated by multiplying the closing share price on the grant date (being A$40.65 for BHP Billiton Ltd shares and £19.06 for BHP Billiton Plc shares) by the Expected Value factor of 31 per cent (as determined by Kepler Associates), converted to US dollars on the allocation date. The Expected Value for each executive therefore reflects the number of Performance Shares allocated, the entity over which they apply and the relevant exchange rates (where applicable).

(2)

December 2010 Expected Values are calculated on a similar basis to that described in Note (1) above, except that the Expected Value for December 2010 allocations is calculated as 41 per cent of the average closing price (in US dollars) over the three months up to and including the grant date (being A$41.48 for BHP Billiton Ltd shares and £21.84 for BHP Billiton Plc shares). As the Expected Value of each Performance Shares is higher (relative to the prior year) even a reduced number of Performance Shares in December 2010 has provided an increased total value.

(3)	The maximum award under the LTIP is an Expected Value of 200 per cent of base salary for the relevant year (as set out the terms table later in this section).

Proposed allocation of FY2012 LTI in December 2011

On the advice of the Remuneration Committee, the Board has approved an award of Performance Shares with an Expected Value (as described above the table) of US $3,441,000. This represents a small increase from the FY2011 LTI for the CEO (as shown in the table). The actual number of Performance Shares to be granted will depend on the share price and exchange rate over the three months up to the date of grant. At the time of determination by the Remuneration Committee this value was equal to approximately 180,000 Performance Shares (compared to 200,000 in FY2011). This Expected Value was determined with the input of independent advisers, and takes into account the appropriate level of total remuneration for the CEO, as assessed by reference to a number of factors, including the extent to which the total remuneration is market competitive. If approved by shareholders, the Performance Shares will be granted following the Annual General Meetings (i.e. in or around December 2011). The number of Performance Shares allocated will be notified to shareholders when provided, along with the number of Performance Shares which will be granted to the other members of the GMC on the same date in respect of FY2012 LTI.

LTI vesting outcomes and the delivery of LTIP rewards

The performance hurdle for the 2005 and 2006 LTIP awards requires BHP Billiton’s TSR to exceed the weighted median TSR of a group of peer companies by 5.5 per cent per annum (on average over the five years) which is 30.7 per cent over five years. Details of the comparator group companies are set out in section 6.4.3.

2005 allocations under the LTIP – vested in FY2011

The 2005 LTIP vested in August 2010. The number and value of vested Performance Shares for each GMC member are provided in section 6.4.3. Over the performance period, BHP Billiton’s TSR was 187.7 per cent. In contrast, the average TSR for the peer group against which the Group’s performance was measured was 113.6 per cent. The impact of the Company’s outperformance was to add US$59.2 billion of shareholder value from 1 July 2005 to 30 June 2010 over and above performance in line with the average of the peer group.

2006 allocations under the LTIP – tested to the end of FY2011

BHP Billiton’s TSR performance from 1 July 2006 to 30 June 2011 was assessed as 138.3 per cent compared with an average TSR performance for the comparator group companies of 66.8 per cent. This outperformance of 71.5 per cent based on BHP Billiton’s 1 July 2006 market capitalisation of US$122.7 billion represents outperformance of US$87.7 billion over and above performance in line with the average of the peer group.

The Remuneration Committee has considered the TSR outcome in the context of the Group’s financial performance over the five-year performance period and determined that the recorded TSR outperformance is a genuine reflection of BHP Billiton’s underlying financial outperformance. This qualitative judgement, which is applied before final vesting is confirmed, is an important risk management aspect to ensure that vesting is not simply driven by a formula that may give unexpected or unintended remuneration outcomes.

The graph below highlights BHP Billiton’s strong comparative performance against the LTIP comparator group companies and the ASX 100 and FTSE 100.

5-year share price and dividend history

		2007	2008	2009	2010	2011
BHP Billiton Limited (AUD)	Share price at beginning of year	$28.96	$35.38	$44.45	$33.96	$36.94
	Share price at end of year	$35.03	$43.70	$34.72	$37.65	$43.80
	Dividends paid	$ 0.50	$ 0.66	$ 1.12	$ 0.95	$ 0.95
BHP Billiton Plc (GBP)	Share price at beginning of year	£10.61	£13.76	£18.97	£13.75	£17.28
	Share price at end of year	£13.90	£19.20	£13.64	£17.54	£24.47
	Dividends paid	£ 0.20	£ 0.28	£ 0.51	£ 0.53	£ 0.58

Terms of LTI and the performance hurdle

Each Performance Share is a conditional right to acquire one ordinary BHP Billiton share upon satisfaction of the vesting conditions. It will therefore not deliver any value to the holder for at least five years from the end of the financial year.

Upon vesting, Performance Shares become exercisable (at no cost to the participant) in accordance with the terms of grant and BHP Billiton’s Securities Dealing Group Level Document (as described in section 6.3). Participants are prohibited from entering into hedge arrangements in respect of unvested Performance Shares. All other terms and details of the performance hurdle are outlined below.

Terms
Duration of performance period	Five years

Dividends

• Dividends are not received by the executive during the vesting period.

• A Dividend Equivalent Payment (as described in section 6.4.2) will be provided when the vesting period is over and the executive exercises their Performance Shares. This payment is not made in relation to any securities that are forfeited during the vesting period.

Performance condition

• BHP Billiton’s TSR relative to TSR of comparator companies. TSR measures the return delivered to shareholders over a certain period through the change in share price and any dividends paid (which are notionally reinvested for the purposes of the calculation). (1)

Average period for measuring TSR performance	• TSR for BHP Billiton and for each of the peer companies is averaged over a three-month period to help ensure that short-term fluctuations in the market do not affect the vesting results. (2)

	LTI granted in December 2009 and prior	LTI granted December 2010

Comparator companies (Index)	• Sector peer group

• Sector peer group (determines vesting of 67% of the Performance Shares).

• Broad stock market group (determines vesting of 33% of the Performance Shares), being the Morgan Stanley Capital Index World – a market capitalisation index that captures the performance of 1,500 stocks from around the world. (3)

Sector peer group composition	• Weighted 75% to mining and 25% to oil and gas	• No change to weightings. Current oil and gas component expanded to include major companies, with a cap and collar mechanism to reduce sensitivity to any single constituent company.

Terms
Vesting scale	•No Performance Shares vest if BHP Billiton’s TSR is at or below the Index TSR.	•No Performance Shares vest if BHP Billiton’s TSR is below the Index TSR. •25% of the Performance Shares vest if BHP Billiton’s TSR is at the Index TSR.

•For all Performance Shares to vest, BHP Billiton’s TSR must exceed the Index TSR by an average of 5.5% per annum, which equates to exceeding the average TSR over the five-year performance period by 30.7%. Vesting occurs on a sliding scale between the Index TSR and the point of full vesting.

Other vesting conditions

•In the event that the Remuneration Committee does not consider the level of vesting that would otherwise apply based on the Group’s achievement of the TSR hurdle to be a true reflection of the long-term financial performance of the Group, it retains the discretion to lapse some or all of a participant’s Performance Shares. This is an important mitigator against the risk of unintended vesting outcomes.

•The Remuneration Committee also has the capacity to determine that vesting not be applied for any particular participant(s), should they consider that individual performance or other circumstances makes this an appropriate outcome. It is anticipated that this power would only be exercised in exceptional circumstances.

Retesting if performance hurdle not met	•Not permitted

Maximum award each financial year

•An award not exceeding 200% of base salary at Expected Value. The Board determines an appropriate allocation for each individual each year.

•Expected Value is the outcome weighted by probability, and takes into account the difficulty of achieving performance conditions and the correlation between these and share price appreciation (through a Monte Carlo simulation model). The valuation methodology also takes into account other factors, including volatility and forfeiture risk (including through failure to meet the service conditions).

•Expected Value has been used because it enables the Remuneration Committee to determine LTI awards within target Total Remuneration, ensuring that awards are externally competitive.

	LTI granted in December 2009 and prior	LTI granted December 2010

Expected Value	•The Expected Value of each Performance Share (as calculated by Kepler Associates) was 31% of the market value of one ordinary BHP Billiton Ltd or BHP Billiton Plc share at the allocation date.	•The Expected Value of each Performance Share (as calculated by Kepler Associates) was 41% of the market value of one ordinary BHP Billiton Ltd or BHP Billiton Plc share at the allocation date.

Exercise period and Expiry Date	•Vested Performance Shares are able to be exercised for five years following the date that vesting is determined, with an Expiry Date at a date prior to the fifth anniversary of vesting.

Terms
Treatment on departure

•The Remuneration Committee regards it as an important principle that where a participant resigns without the Remuneration Committees’s consent or their employment is terminated for cause, they forfeit the entitlement to their unvested Performance Shares.

•The rules of the LTIP provide that should a participant cease employment in specific circumstances, such as retirement, and with the consent of the Remuneration Committee would retain entitlements to a portion of the Performance Shares that have been granted, but that are not yet exercisable. The number of such Performance Shares would be pro-rated to reflect the period of service from the start of the relevant performance period to the date of departure and, after the employee’s departure, would only vest and become exercisable to the extent that the performance hurdles are met. This ensures that any benefit received by the individual remains linked to their contribution to ongoing Group performance.

•If a participant’s employment ends due to death or disability, the Remuneration Committee may choose to allow retention and immediate vesting of all of the participant’s Performance Shares.

Notes

(1)	TSR has been chosen as the most appropriate measure as it allows for an objective external assessment over a sustained period on a basis which is familiar to shareholders.

(2)	Starting with awards to be allocated in December 2011, the averaging period will be doubled to six months as added security against short-term price fluctuations.

(3)

As BHP Billiton’s TSR performance relative to its peers tends to be counter-cyclical, the sector-based comparison used in isolation prior to 2010 resulted in less perceived value for executives and potential recruits at times when recruitment and retention pressures were greatest. As a result, the Remuneration Committee introduced a second TSR comparison based on a broad stock market index for assessing the Group’s TSR performance in order to provide a fairer and more balanced measure of performance. The Morgan Stanley Capital Index World was chosen as a suitable broad stock market index for this second comparison.

6.2.10    Share ownership guidelines

The CEO is required to hold BHP Billiton securities with a value at least equal to 300 per cent of (i.e. three times) one year’s pre-tax (gross) base salary under the Group’s Minimum Shareholding Requirements policy. For other members of the GMC, the minimum requirement is 200 per cent of (i.e. two times) one year’s pre-tax (gross) base salary. These requirements reflect a strengthening of the policy effective from 1 July 2010 (previously the guidelines were set as a percentage of net base salary). The value of the securities for the purposes of the policy is the market value of the underlying shares. Unvested securities do not qualify. All of the members of the GMC currently hold sufficient securities to meet these requirements.

Under the policy, employees are not required to meet the holding requirement before awards are allocated to them, but if they are not holding the required number of shares at the time of exercise of an award, then they will be prohibited from selling all of the underlying shares on exercise. GMC members are also not allowed to hedge or otherwise protect the value of unvested securities.

6.3    Remuneration governance

Board oversight

The Board is responsible for ensuring that the Group’s remuneration structures are equitable and aligned with the long-term interests of BHP Billiton and its shareholders. In performing this function, it is critical that the Board is independent of management when making decisions affecting employee remuneration.

Accordingly, the Board has established a Remuneration Committee to assist it in making decisions affecting employee remuneration. The Remuneration Committee is comprised solely of Non-executive Directors, all of whom are independent. In order to ensure that it is fully informed when making remuneration decisions, the Remuneration Committee receives regular reports and updates from members of management (who the Remuneration Committee invites to attend meetings as and when appropriate) and can draw on services from a range of external sources, including remuneration consultants.

Remuneration Committee members	John Buchanan (Chairman) Alan Boeckmann (Member to 23 March 2011) Carlos Cordeiro John Schubert

Number of meetings in FY2011	Eight

Other individuals who regularly attended meetings (1)

Jacques Nasser (Chairman)

Marius Kloppers (CEO)

Karen Wood (Group Executive and Chief People and Public Affairs Officer)

Gerard Bond (Head of Group HR from 6 September 2010)

Richard Doody (Vice President Group Reward and Recognition)

Jane McAloon (Group Company Secretary)

Geof Stapledon (Group Manager Governance)

Note

(1)	Other individuals who regularly attended meetings were not present when matters associated with their own remuneration were considered.

Remuneration Committee

The activities of the Remuneration Committee are governed by Terms of Reference (approved by the Board in March 2008), which are available on our website. The Remuneration Committee focuses on:

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

Kepler Associates, who were appointed by the Remuneration Committee to act as independent remuneration advisers, provide specialist remuneration advice and do not provide other services to the Group. During the year, Kepler Associates provided advice and assistance to the Remuneration Committee on a wide range of matters, including:

•	benchmarking of pay of senior executives against comparable roles at a range of relevant comparator groups, including sector and size peers;

•	provision of information and commentary on global trends in executive remuneration;

•	calculation of accounting fair values of equity awards and performance analysis for LTI awards;

•	review of and commentary on management proposals;

•	analysis and support in the review of LTI arrangements;

•	other ad hoc support and advice as requested by the Remuneration Committee.

Hedging of BHP Billiton shares and equity instruments

Employees are not allowed to protect the value of any unvested equity instruments allocated to them under employee programs or the value of shares and equity instruments held as part of meeting BHP Billiton’s minimum shareholding requirements (as described in section 6.2.10).

Any securities that have vested and are no longer subject to restrictions or performance conditions may be subject to hedging arrangements, provided that consent is obtained from BHP Billiton in advance of the employee entering into the arrangement. Such arrangements need to be reported in the Remuneration Report, and no such arrangements were in place during FY2011 or at the date of this Annual Report.

BHP Billiton treats compliance with this policy as a serious issue, and takes appropriate measures to ensure that the policy is adhered to.

In addition, the Group has a policy that prohibits Non-executive Directors and senior executives from using BHP Billiton securities as collateral in any financial transaction, including margin loan arrangements.

6.4    Executive remuneration disclosures

This section provides full details of service contract terms, disclosed remuneration and equity holdings for members of the GMC.

6.4.1    Senior management in FY2011

Australian Accounting Standards and International Financial Reporting Standards require BHP Billiton to make certain disclosures for Key Management Personnel (KMP). KMP is defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly.

For the purposes of this Remuneration Report, it has been determined that the KMP are the Directors and the members of the GMC who served during FY2011. In addition, the Australian Corporations Act 2001 requires BHP Billiton to make certain disclosures in respect of the top five highest paid executives below Board level. In FY2011, the five highest paid executives below Board level were all members of the GMC and therefore their remuneration details are already included in the KMP disclosures.

Details of the members of the GMC during FY2011 are set out in this table. Each individual was a member of the GMC for the whole of FY2011. Dates of appointment of all GMC members appear in section 4.2 of this Annual Report, and the dates of their current service contracts appear in the table on the right.

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

Name	Title	Date of Contract
Marius Klopper	Chief Executive Officer (CEO) and Executive Director	12 February 2008
Alberto Claderon	Group Executive and Chief Commercial Officer	16 January 2008
Andrew Mackenzie	Group Executive and Chief Executive Non-Ferrous Materials	14 November 2007
Marcus Randolph	Group Executive and Chief Executive Ferrous and Coal	13 December 2005
Alex Vanselow	Group Executive and Chief Financial Officer	14 June 2006
Karen Wood	Group Executive and Chief People and Public Affairs Officer	21 February 2006
J Michael Yeager	Group Executive and Chief Executive Petroleum	21 March 2006

6.4.2    Statutory disclosures

The table overleaf has been prepared in accordance with the requirements of the UK Companies Act 2006 (and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 made thereunder) and the Australian Corporations Act 2001 and relevant accounting standards.

Explanation of share-based payments terms used in the table

Value of STI and Shareplus awards: The amounts shown in the table include:

•

the estimated fair value of Deferred Shares and Options provided under the GIS as described in section 6.2.8, subsequent to meeting KPIs. The fair value of the Deferred Shares and Options is estimated at grant date by discounting the total value of the shares that will be issued in the future using the risk-free interest rate for the period to the date of award. From FY2011, there was a change in accounting policy to account for the Dividend Equivalent Payment (DEP) from cash settled to equity settled. The table overleaf incorporates this change with the 2010 value of Deferred Shares and Options under the GIS being restated to include the value of the DEP that will be received on exercise. Participants who were provided with awards under the GIS in previous years are entitled to a payment (upon exercise) in lieu of the dividends that would have been payable on ordinary BHP Billiton shares over the period from the allocation date to the time they exercise their awards. Deferred Shares and Options are equity-settled share-based payments. The actual Deferred Shares and Options will be awarded to participants following the 2011 Annual General Meetings (subject to shareholder approval for the CEO). Once awarded, the only vesting condition is for participants to remain in employment for two further years. Accordingly, the number of securities (if any) that will ultimately vest cannot be determined until the service period has been completed. The estimated fair value of the Deferred Shares and Options forms part of the STI at risk remuneration appearing throughout this Remuneration Report. The fair value of Deferred Shares and Options is apportioned to annual remuneration based on the expected future service period, which is normally three years. The vesting of Deferred Shares and Options may be accelerated in the event of leaving the Group, in which case the expected future service period is amended;

•

the estimated fair value of rights to Matching Shares acquired during each share purchase period under the Shareplus program, as described in section 6.2.7. These rights are acquired on each of the quarterly share-purchase dates under the program (grant dates), and the fair value is apportioned to annual remuneration based on the future service period required for the Matching Shares to be allocated (i.e. the vesting date of the rights). Where entitlements to the Matching Shares are accelerated on leaving the Group, the expected future service period is amended.

Value of LTI awards: Performance Shares allocated under the LTIP as described in section 6.2.9 are defined as equity-settled share-based payments. The amount included in this column in respect of each LTI award is the estimated fair value of the Performance Shares as determined by Kepler Associates using a Monte Carlo simulation methodology taking account of the performance hurdle, the term of the award, the share price at grant date, the expected price volatility of the underlying share, the risk-free interest rate for the term of the award and the value of the DEP that will be received on exercise of the award. The 2010 figures in the table overleaf have been restated to include the change in accounting policy of DEP from cash settled to equity settled. The fair value of each award is apportioned to annual remuneration in equal amounts to each of the years in the expected future service period, which is normally five years. Where entitlements to Performance Shares are preserved on leaving the Group, the expected future service period is amended.

The figures provided in the shaded columns of the statutory table below for share-based payments were not actually provided to the KMP during FY2011. These amounts are calculated in accordance with accounting standards and are the amortised accounting fair values of equity and equity-related instruments that have been granted to the executives, either in relation to FY2011 performance or that of prior financial years. Please refer to sections 6.2 and 6.4.3 for information on awards allocated during FY2011.

US dollars		Short-term benefits				Subtotal: UK requirements	Post- employment benefits	Share-based payments		Total: Australian requirements
		Base Salary (1)	Annual cash bonus (2)	Non- monetary benefits (3)	Other benefits (4)		Retirement benefits (5)	Value of STI and Shareplus awards (6)	Value of LTI awards (7)
Executive Director
Marius Kloppers	2011	2,114,814	2,351,448	85,708	—	4,551,970	845,926	2,002,603	4,233,635	11,634,134
	2010	2,038,885	2,330,527	67,067	—	4,436,479	815,554	1,817,191	3,653,589	10,722,813
Other GMC members
Alberto Calderon (8)	2011	1,092,833	1,179,200	20,489	177,009	2,469,531	382,492	1,082,048	1,878,134	5,812,205
	2010	1,056,934	1,129,066	13,776	175,000	2,374,776	369,927	970,040	1,531,235	5,245,978

Andrew Mackenzie	2011	1,092,833	1,188,000	3,112	—	2,283,945	393,420	917,887	5,806,514	9,401,766
	2010	1,025,603	1,120,620	3,067	—	2,149,290	369,217	522,517	3,234,167	6,275,191

Marcus Randolph	2011	1,222,125	1,338,240	78,520	2,839	2,641,724	415,523	1,121,021	2,231,715	6,409,983
	2010	1,182,751	1,309,945	46,561	—	2,539,257	402,135	1,060,796	1,915,152	5,917,340

Alex Vanselow (8)	2011	1,092,833	1,179,200	80,356	800	2,353,189	415,277	985,468	2,313,101	6,067,035
	2010	1,077,468	1,120,610	34,908	—	2,232,986	409,438	930,710	1,996,538	5,569,672

Karen Wood	2011	961,250	1,037,160	—	—	1,998,410	330,670	861,644	1,766,402	4,957,126
	2010	928,375	985,967	4,852	—	1,919,194	319,361	782,339	1,541,489	4,562,383

J Michael Yeager	2011	1,231,667	1,372,928	17,057	66,767	2,688,419	440,937	1,192,946	2,289,142	6,611,444
	2010	1,183,092	1,336,407	20,119	—	2,539,618	423,547	1,086,731	2,153,609	6,203,505

Notes

(1)

Base salaries are generally reviewed on 1 September each year. Amounts shown in this table reflect the amounts paid over the 12-month period from 1 July to 30 June each year. From 1 September 2009, all GMC base salaries are expressed in US dollars. More detail is provided in section 6.2.7.

(2)

Annual cash bonus is the cash portion of STI reward earned in respect of performance during each financial year as described in section 6.2.8, which shows the STI reward earned as a percentage of the maximum award, where the maximum possible award is 100 per cent. The remaining portion of the 100 per cent maximum has not been earned (i.e. it has been ‘forfeited’). The minimum possible value awarded is nil. Actual payments are made in September, once performance has been assessed, e.g. in September 2011 for FY2011 awards. The equity portion of STI rewards are described in Note 6 below.

(3)	Non-monetary benefits are non-pensionable and include such items as medical and other insurances and fees for professional services such as for tax advice.

(4)	Other benefits are non-pensionable and include:

•	A relocation allowance of US$175,000 for Alberto Calderon in each year in relation to a change in his place of employment from London to Melbourne.

•

Payment of US$66,767 in lieu for leave accrued but not taken by J Michael Yeager in FY2011, as Group policy does not allow GMC members to roll forward annual leave entitlements from one financial year to the next.

(5)	Retirement benefits are calculated as a percentage of base salary for each GMC member, as set out in the table in section 6.2.7.

(6)

The amounts shown in this column are described on the previous page. Section 6.2.8 shows the STI reward earned as a percentage of the maximum award, where the maximum possible award is 100 per cent. The remaining portion of the 100 per cent maximum has not been earned (i.e. it has been ‘forfeited’). These share-based payments may also be forfeited after allocation in specific circumstances as described in section 6.2.8 and therefore, the minimum possible value of the awards is nil. The maximum possible value cannot be determined as it depends on future share price movements, but is estimated by the fair value used for accounting purposes in this table. At the date of this Annual Report, GMC members had not made their elections for Deferred Shares and/or Options in regard to FY2011 STI rewards. In respect of FY2010 awards, Andrew Mackenzie elected to receive Options. The percentage of his remuneration in 2010 that was represented by these Options was 0.6 per cent. The actual number of Deferred Shares and Options allocated in respect of FY2010 awards is shown in section 6.4.3. Section 6.2.7 describes the Shareplus program and the contributions made during FY2011 by members of the GMC in relation to the rights to acquire Matching Shares, which are included as share-based remuneration in the table.

(7)

The amounts shown in this column are described on the previous page. Section 6.2.9 shows the LTI provided as a percentage of the maximum award, where the maximum possible award is 100 per cent. The remaining portion of the 100 per cent maximum has not been earned (i.e. it has been ‘forfeited’). These share-based payments may also be forfeited after allocation in specific circumstances as described in section 6.2.9 and therefore the minimum possible value of the awards is nil. The maximum possible value cannot be determined as it depends on future share price movements, but is estimated by the fair value used for accounting purposes in this table. Details of individual awards are set out in the LTIP table in section 6.4.3. This column also includes the amount allocated to remuneration for each year in respect of awards received by Andrew Mackenzie on commencement of employment with BHP Billiton (in addition to the cash payment shown in Note 4 above). These awards, are in the form of Performance Shares allocated on 4 December 2008 as shown in the final table in section 6.4.3 and conditional rights to receive cash sums under two phantom awards, which are treated as cash-settled share-based payments and are included in this column for the purposes of remuneration. The awards were approved by the Remuneration Committee for the purposes of compensating Mr Mackenzie for awards forgone by him as a result of leaving his former employer. The value and nature of the awards were determined by the Remuneration Committee as being an equivalent fair value as that forgone by Mr Mackenzie under the at risk remuneration arrangements operated by his former employer. In valuing the awards, the Remuneration Committee sought the advice of its independent adviser, Kepler Associates. Full details of the awards were disclosed in the FY2009 Annual Report.

6.4.3    Equity awards

The following tables set out the interests held by members of the GMC in the Group’s equity schemes. Each vested security can be exercised for one ordinary share in BHP Billiton Ltd or in BHP Billiton Plc. The value of securities over BHP Billiton Ltd shares is shown in Australian dollars and of securities over BHP Billiton Plc shares in Sterling.

Awards of Deferred Shares under the GIS

Each employee may nominate to receive GIS awards in the form of Deferred Shares (as shown in this table) or in the form of Options (as shown in the next table) or a combination thereof.

Name	Date of grant	At 1 July 2010	Granted	Vested	Lapsed	Exercised	At 30 June 2011	Date award may vest and becomes exercisable (1)	Market price on date of grant (2)		Market price on date of vesting (3)		Market price on date of exercise (4)		Aggregate gain of shares exercised (4)
Executive Director
Marius Kloppers	6 Dec 2010 14 Dec 2009 4 Dec 2008	— 46,951 95,847	54,831 — —	— — 95,847	— — —	— — 95,847	54,831 46,951 —	Aug 2012 Aug 2011 7 Sep 2010	A$ A$ A$	44.53 40.65 27.50	A$	— — 38.44	A$	— — 37.91	A$	— — 3,633,560

Total		142,798	54,831	95,847	—	95,847	101,782

Other members of the GMC
Alberto Calderon	6 Dec 2010 14 Dec 2009 4 Dec 2008	— 33,343 —	30,495 — —	— — —	— — —	— — —	30,495 33,343 —	Aug 2012 Aug 2011 —	£ £	24.40 19.06 —		— — —		— — —		— — —

Total		33,343	30,495	—	—	—	63,838

Andrew Mackenzie	6 Dec 2010 14 Dec 2009	— 12,476	22,700 —	— —	— —	— —	22,700 12,476	Aug 2012 Aug 2011	£ £	24.40 19.06		— —		— —		— —

Total		12,476	22,700	—	—	—	35,176

Marcus Randolph	6 Dec 2010 14 Dec 2009 4 Dec 2008	— 25,126 45,027	30,819 — —	— — 45,027	— — —	— — 45,027	30,819 25,126 —	Aug 2012 Aug 2011 7 Sep 2010	A$ A$ A$	44.53 40.65 27.50	A$	— — 38.44	A$	— — 37.91	A$	— — 1,706,974

Total		70,153	30,819	45,027	—	45,027	55,945

Alex Vanselow	6 Dec 2010 14 Dec 2009 4 Dec 2008	— 27,727 —	26,365 — —	— — —	— — —	— — —	26,365 27,727 —	Aug 2012 Aug 2011 —	A$ A$	44.53 40.65 —		— — —		— — —		— — —

Total		27,727	26,365	—	—	—	54,092

Karen Wood	6 Dec 2010 14 Dec 2009 4 Dec 2008	— 23,686 30,778	23,197 — —	— — 30,778	— — —	— — 30,778	23,197 23,686 —	Aug 2012 Aug 2011 7 Sep 2010	A$ A$ A$	44.53 40.65 27.50	A$	— — 38.44	A$	— — 37.91	A$	— — 1,166,794

Total		54,464	23,197	30,778	—	30,778	46,883

J Michael Yeager	6 Dec 2010 14 Dec 2009 4 Dec 2008	— 29,877 56,373	31,442 — —	— — 56,373	— — —	— — 56,373	31,442 29,877 —	Aug 2012 Aug 2011 7 Sep 2010	A$ A$ A$	44.53 40.65 27.50	A$	— — 38.44	A$	— — 37.91	A$	— — 2,137,100

Total		86,250	31,442	56,373	—	56,373	61,319

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

(2)

The market price shown for the December 2010 grant is the closing price of BHP Billiton shares on 6 December 2010. No price is payable by the individual for acquiring the Deferred Shares at the time of grant. The grant-date fair values of the awards are estimated as at the start of the vesting period, being 1 July 2010 and were A$37.11 and £16.95.

(3)

All (100 per cent) of the Deferred Shares granted under the GIS in December 2008 became fully vested on 7 September 2010 as the service conditions were met as described in section 6.2.8. The price shown is the closing price of BHP Billiton shares on that date.

(4)

The market price shown (and used for calculating the aggregate gain) is the closing price of BHP Billiton shares on the date that the individual exercised their Deferred Shares. No price is payable by the individual for exercising the Deferred Shares. One ordinary BHP Billiton share is acquired for each Deferred Share exercised. The amounts shown in this column do not include the value of the DEP paid on exercise of the awards as described in section 6.4.2. The DEP is included within the value of share-based payment remuneration in that section.

Awards of Options under the GIS

Each employee may nominate to receive GIS awards in the form of Options (as shown in this table) or in the form of Deferred Shares (as shown in the previous table) or a combination thereof.

Name	Date of grant	Exercise price payable (1)		At 1 July 2010	Granted	Vested	Lapsed	Exercised	At 30 June 2011	Date award may vest and becomes exercisable (2)	Market price on date of grant (3)		Market price on date of vesting	Market price on date of exercise		Aggregate gain of shares exercised
Alberto Calderon	4 Dec 2008		£10.89	143,227	—	143,277	—	143,277	—	7 Sep 2010		£10.60	£18.93		£18.93		£1,151,947
Andrew Mackenzie	6 Dec 2010 14 Dec 2009	£ £	23.71 18.68	— 16,119	30,389 —	— —	— —	— —	30,389 16,119	Aug 2012 Aug 2011	£ £	24.40 19.06	— —		— —		— —

Total				16,119	30,389	—	—	—	46,508

Alex Vanselow	4 Dec 2008	A$	29.15	153,768	—	153,768	—	153,768	—	7 Sep 2010	A$	27.50	$38.44	A$	37.91	A$	1,347,008

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

(3)	The market price shown for the December 2010 grant is the closing price of BHP Billiton shares on 6 December 2010. No price is payable by the individual for acquiring the Options at the time of grant. The grant-date fair value of the Options is estimated as at the start of the vesting period, being 1 July 2010, using a Black-Scholes model, was £4.54. The value of the underlying shares during the financial year is shown in the table at the top of page 152.

Awards of Matched Shares under the Shareplus all-employee share plan

Each member of the GMC may choose to participate in the Shareplus all-employee share plan on the same basis as other employees. Matched shares were allocated under the plan on 1 April 2011 in relation to contributions made from base salary during the 2008 Shareplus Plan Year (i.e. during the period from June 2008 to May 2009). Differences in exchange rates in relation to the base salaries of the GMC members and the currencies of each securities exchange result in minor differences in the numbers of shares allocated. GMC interests in BHP Billiton as a result of the plan are shown below. Further detail on Shareplus is provided in section 6.2.7.

Name	Allocation Date	At 1 July 2010	Number of shares granted (1)	Transferred from trust or sold	At 30 June 2011	Market price on date of allocation/vesting (2)
Marius Kloppers	1 Apr 2011 1 Apr 2010	— 160	168 —	36 —	132 160	A$46.68 A$43.95

Total		160	168	36	292

Alberto Calderon	1 Apr 2011 1 Apr 2010	— 156	188 —	23 —	165 156	£25.12 £23.01

Total		156	188	23	321

Marcus Randolph	1 Apr 2011 1 Apr 2010	— 157	172 —	— —	172 157	A$46.68 A$43.95

Total		157	172	—	329

Alex Vanselow	1 Apr 2011 1 Apr 2010	— 157	168 —	— —	168 157	A$46.68 A$43.95

Total		157	168	—	325

Karen Wood	1 Apr 2011 1 Apr 2010	— 157	168 —	— —	168 157	A$46.68 A$43.95

Total		157	168	—	325

J Michael Yeager (3)	1 Apr 2011	—	210	64	146	US$48.42

Total		—	210	64	146

Notes

(1)	Matched Shares allocated upon the vesting of rights to these shares (acquired during the 2008 Shareplus Plan Year).

(2)	The market price shown is the closing price of BHP Billiton shares on 1 April 2010 and 1 April 2011 respectively.

(3)

J Michael Yeager was allocated 105 American Depositary Receipts (listed on the New York Stock Exchange) in April 2011 (and 67 American Depositary Receipts in April 2010), which are each equivalent to two ordinary BHP Billiton Ltd shares.

Awards of Performance Shares under the LTIP

Name	Date of grant	At 1 July 2010	Granted	Vested	Lapsed	Exercised	At 30 June 2011	Date award may vest and become exercisable (1)	Market price on date of grant (2)		Market price on date of vesting (3)		Market price on date of exercise (4)		Aggregate gain of shares exercised (4)
Executive Director
Marius Kloppers	6 Dec 2010 4 Dec 2009 4 Dec 2008 14 Dec 2007 7 Dec 2006 5 Dec 2005	— 250,000 500,000 333,327 225,000 225,000	200,000 — — — — —	— — — — — 225,000	— — — — — —	— — — — — 225,000	200,000 250,000 500,000 333,327 225,000 —	Aug 2015 Aug 2014 Aug 2013 Aug 2012 Aug 2011 7 Sep 2010	A$ A$ A$ A$ £ £	44.53 40.65 27.50 42.05 9.72 8.90	£	— — — — — 18.93	£	— — — — — 18.93	£	— — — — — 4,259,250

Total		1,533,327	200,000	225,000	—	225,000	1,508,327

Other members of the GMC
Alberto Calderon	6 Dec 2010 14 Dec 2009 4 Dec 2008 14 Dec 2007 7 Dec 2006 5 Dec 2005	— 120,000 225,000 211,993 80,000 40,000	120,000 — — — — —	— — — — — 40,000	— — — — — —	— — — — — 40,000	120,000 120,000 225,000 211,993 80,000 —	Aug 2015 Aug 2014 Aug 2013 Aug 2012 Aug 2011 7 Sep 2010	£ £ £ £ £ £	24.40 19.06 10.60 15.45 9.72 8.90	£	— — — — — 18.93	£	— — — — — 18.93	£	— — — — — 757,200

Total		676,993	120,000	40,000	—	40,000	756,993

Andrew Mackenzie (5)	6 Dec 2010 14 Dec 2009 4 Dec 2008	— 120,000 325,839	120,000 — —	— — —	— — —	— — —	120,000 120,000 325,839	Aug 2015 Aug 2014 Aug 2013	£ £ £	24.40 19.06 10.60		— — —		— — —		— — —

Total		445,839	120,000	—	—	—	565,839

Marcus Randolph	6 Dec 2010 14 Dec 2009 4 Dec 2008 14 Dec 2007 7 Dec 2006 5 Dec 2005	— 120,000 225,000 197,676 175,000 110,000	105,000 — — — — —	— — — — — 110,000	— — — — — —	— — — — — 110,000	105,000 120,000 225,000 197,676 175,000 —	Aug 2015 Aug 2014 Aug 2013 Aug 2012 Aug 2011 7 Sep 2010	A$ A$ A$ A$ A$ A$	44.53 40.65 27.50 42.05 26.40 22.03	A$	— — — — — 38.44	A$	— — — — — 37.91	A$	— — — — — 4,170,100

Total		827,676	105,000	110,000	—	110,000	822,676

Name	Date of grant	At 1 July 2010	Granted	Vested	Lapsed	Exercised	At 30 June 2011	Date award may vest and become exercisable (1)	Market price on date of grant (2)		Market price on date of vesting (3)		Market price on date of exercise (4)		Aggregate gain of shares exercised (4)
Alex Vanselow	6 Dec 2010 14 Dec 2009 4 Dec 2008 14 Dec 2007 7 Dec 2006 5 Dec 2005	— 120,000 225,000 197,676 225,000 110,000	105,000 — — — — —	— — — — — 110,000	— — — — — —	— — — — — 110,000	105,000 120,000 225,000 197,676 225,000 —	Aug 2015 Aug 2014 Aug 2013 Aug 2012 Aug 2011 7 Sep 2010	A$ A$ A$ A$ A$ A$	44.53 40.65 27.50 42.05 26.40 22.03	A$	— — — — — 38.44	A$	— — — — — 37.91	A$	— — — — — 4,170,100

Total		877,676	105,000	110,000	—	110,000	872,676

Karen Wood	6 Dec 2010 1 Feb 2010 4 Dec 2008 14 Dec 2007 7 Dec 2006 5 Dec 2005	— 90,000 175,000 154,187 175,000 80,000	75,000 — — — — —	— — — — — 80,000	— — — — — —	— — — — — 80,000	75,000 90,000 175,000 154,187 175,000 —	Aug 2015 Aug 2014 Aug 2013 Aug 2012 Aug 2011 7 Sep 2010	A$ A$ A$ A$ A$ A$	44.53 40.65 27.50 42.05 26.40 22.03	A$	— — — — — 38.44	A$	— — — — — 37.91	A$	— — — — — 3,032,800

Total		674,187	75,000	80,000	—	80,000	669,187

J Michael Yeager	6 Dec 2010 14 Dec 2009 4 Dec 2008 14 Dec 2007 7 Dec 2006 26 Apr 2006	— 120,000 225,000 187,702 225,000 325,000	105,000 — — — — —	— — — — — 325,000	— — — — — —	— — — — — 325,000	105,000 120,000 225,000 187,702 225,000 —	Aug 2015 Aug 2014 Aug 2013 Aug 2012 Aug 2011 7 Sep 2010	A$ A$ A$ A$ A$ A$	44.53 40.65 27.50 42.05 26.40 31.06	A$	— — — — 38.44	A$	— — — — 37.91	A$	— — — — 12,320,750

Total		1,082,702	105,000	325,000	—	325,000	862,702

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

(2)

The market price shown for the December 2010 grant is the closing price of BHP Billiton shares on 6 December 2010. No price is payable by the individual for acquiring the Performance Shares at the time of grant. The accounting grant-date fair values of the awards are estimated as at the start of the vesting period, being 1 July 2010, using a Monte Carlo simulation, and were A$23.38 and £10.68.

(3)

All (100 per cent) of the Performance Shares granted under the LTIP in December 2005 became fully vested on 7 September 2010 following the performance hurdle being fully achieved as described in section 6.2.9. The price shown is the closing price of BHP Billiton shares on that date.

(4)

The market price shown (and used for calculating the aggregate gain) is the closing price of BHP Billiton shares on the date that the individual exercised their Performance Shares. No price is payable by the individual for exercising the Performance Shares. One ordinary BHP Billiton share is acquired for each Performance Share exercised. The amounts shown in this column do not include the value of DEP paid on exercise of the awards as described in section 6.4.2. The DEP is included within the value of the share-based payment remuneration in that section. The DEP in relation to the vested 225,000 Performance Shares for Marius Kloppers was US$757,125 (UK disclosure requirement).

(5)

The awards allocated to Andrew Mackenzie on 4 December 2008 included 225,000 Performance Shares allocated to him as part of FY2009 Total Remuneration and a further 100,839 Performance Shares allocated to him on commencement with BHP Billiton, in relation to at risk rewards forfeited when he left his former employer. More information on Mr Mackenzie’s commencement arrangements is included in Note 7 to the table in section 6.4.2.

Estimated value range of awards

The current face value of STI and LTI awards allocated during FY2011 and yet to vest (to be disclosed under the Australian Corporations Act 2001) is the number of awards as set out in the previous tables multiplied by the current share price of BHP Billiton Ltd or BHP Billiton Plc as applicable.

The actual value that may be received by participants in the future can not be determined as it is dependent on, and therefore fluctuates with, the share prices of BHP Billiton Limited and BHP Billiton Plc at the date that any particular award is exercised. The table below provides FY2011 share price details for BHP Billiton Limited and BHP Billiton Plc.

	30 June 2011		Highest		Lowest
BHP Billiton Limited	A$	43.80	A$	49.55	A$	36.98
BHP Billiton Plc		£24.47		£26.32		£16.85

Comparator group for LTIP awards

The index of peer group companies for the LTIP since its implementation in 2004 is shown below:

	December 2004 to 2006	December 2007 to 2009	December 2010
Resources
Alcan	X
Alcoa	X	X	X
Alumina	X
Anglo American	X	X	X
Cameco		X	X
Flaconbridge	X
Freeport McMoRan	X	X	X
Impala	X
Inco	X
Newmont Mining	X
Norilsk	X	X	X
Peabody Energy		X	X
Phelps Dodge	X
Rio Tinto	X	X	X
Southern Copper		X	X
Teck Cominco		X	X
Vale	X	X	X
Xstrata	X	X	X
Oil and Gas
Apache		X	X
BG Group	X	X	X
BP	X		X
ConocoPhillips	X
Devon Energy		X	X
Exxon Mobil	X		X
Marathon Oil	X
Shell	X		X
Total	X
Woodside Petroleum	X	X	X
A brief description of the performance hurdle applying to the LTIP Performance Shares is set out in section 6.2.9.

6.5    Aggregate Directors’ remuneration

This table sets out the aggregate remuneration of Executive and Non-executive Directors in accordance with the requirements of the UK Companies Act 2006 (and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 made thereunder).

US dollars million	2010	2011
Emoluments	8	8
Termination payments	—	—
Awards vesting under LTI plans	7	10
Gains on exercise of Options	—	—
Pension contributions	3	1

Total	18	19

6.6    Non-executive Director arrangements

This section explains the remuneration policy, structure and outcomes for Non-executive Directors as listed below.

6.6.1    Non-executive Directors in FY2011

Details of the Non-executive Directors who held office during FY2011 are set out below. Except where otherwise indicated, the Directors held office for the whole of FY2011. Dates of appointment of all Directors appear in section 4.1 of this Annual Report.

Name	Title	Details if changed position during FY2011
Alan Boeckmann	Non-executive Director	Retired 23 March 2011
Malcolm Broomhead	Non-executive Director
John Buchanan	Senior Independent Director
Carlos Cordeiro	Non-executive Director
David Crawford	Non-executive Director
Carolyn Hewson	Non-executive Director
Lindsay Maxsted	Non-executive Director	Appointed 23 March 2011
Wayne Murdy	Non-executive Director
Jacques Nasser	Chairman
Keith Rumble	Non-executive Director
John Schubert	Non-executive Director
Shriti Vadera	Non-executive Director	Appointed 1 January 2011

6.6.2    Remuneration structure

Our Non-executive Directors are paid in compliance with the UK Corporate Governance Code (2010) and the ASX Corporate Governance Council Principles of Good Corporate Governance (2007, with 2010 amendments).

The Board is conscious that, just as it must set remuneration levels to attract and retain talented executives, it must also ensure that remuneration rates for Non-executive Directors are set at a level that will attract and retain the calibre of Director necessary to contribute effectively to a high-performing Board. The remuneration levels reflect the size and complexity of the Group, the multi-jurisdictional environment arising from the Dual Listed Companies structure, the multiple stock exchange listings, the extent of the geographic regions in which the Group operates and the enhanced responsibilities associated with membership of Board Committees. They also reflect the considerable travel burden imposed on members of the Board. In setting the remuneration of the Directors, the Remuneration Committee takes into account the economic environment and the financial performance of the Group, along with pay and employment conditions of employees elsewhere in the Group.

Fees for the Non-executive Directors are determined by the Chairman and the CEO. The Non-executive Directors do not take part in these discussions. Fees for the Non-executive Directors and Chairman were reviewed in June 2011 and benchmarked against peer companies with the assistance of external advisers. The table on the following page sets out the fees before and after the 2011 review. The aggregate sum available to remunerate Non-executive Directors was approved by shareholders at the 2008 Annual General Meetings at US$3.8 million.

Levels of fees and travel allowances for Non-executive Directors (in US dollars)	From 1 July 2008	From 1 July 2009	From 1 July 2010	From 1 July 2011
Base annual fee	140,000	140,000	154,000	170,000
Plus additional fees for:
Senior Independent Director of BHP Billiton Plc	30,000	30,000	35,000	48,000
Committee Chair:
Risk and Audit	50,000	50,000	55,000	60,000
Remuneration	35,000	35,000	40,000	45,000
Sustainability	35,000	35,000	40,000	45,000
Nomination	No additional fees	No additional fees	No additional fees	No additional fees
Committee membership:
Risk and Audit	25,000	25,000	30,000	32,500
Remuneration	20,000	20,000	25,000	27,500
Sustainability	20,000	20,000	25,000	27,500
Nomination	No additional fees	No additional fees	No additional fees	No additional fees
Travel allowance:
Greater than 3 but less than 10 hours *	7,000	7,000	7,000	7,000
10 hours or more *	15,000	15,000	15,000	15,000
Chairman’s remuneration	1,000,000	1,000,000	1,000,000	1,100,000

*	Until 30 June 2011, the time frames were ‘Greater than 3 but less than 12 hours’ and ‘12 hours or more’.

Non-executive Directors are not eligible to participate in any of our incentive arrangements. A standard letter of appointment has been developed for Non-executive Directors and is available on our website. Each Non-executive Director is appointed subject to periodic re-election by shareholders (see section 5 of this Annual Report for an explanation of the process). There are no provisions in any of the Non-executive Directors’ appointment arrangements for compensation payable on early termination of their directorship.

6.6.3    Retirement benefits

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

US dollars	Completed service at 30 June 2011 (years)	Increase in lump sum entitlement during the year (1)	Lump sum entitlement at (2)
			30 June 2011	30 June 2010
David Crawford	17	144,726	582,572	437,846
John Schubert	11	72,317	291,100	218,783

Notes

(1)

Since the closure of the Retirement Plan, no further entitlements have accrued. The movement reflects the application of the earnings rate and foreign exchange rate (the translation from Australian dollars to US dollars for the Remuneration Report) to the lump sum entitlement at the date of closure.

(2)

Lump sum entitlements disclosure up to and including 2008 included compulsory Group contributions to the BHP Billiton Superannuation Fund. Accordingly, the entitlement amounts disclosed relate to the benefits under the Retirement Plan.

6.6.4    Statutory disclosures

The table below has been prepared in accordance with the requirements of the UK Companies Act 2006 (and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 made thereunder) and the Australian Corporations Act 2001, and relevant accounting standards.

US dollars		Short-term benefits					Subtotal: UK Requirements	Post-employment benefits (2)		Total: Australian requirements
		Fees	Committee Chair fees	Committee membership fees	Travel allowances	Other benefits (non- monetary) (1)		Superannuation benefits	Retirement benefits
Alan Boeckmann (3)	2011	112,188	—	18,212	44,000	—	174,400	—	—	174,400
	2010	140,000	—	20,000	66,000	8,296	234,296	—	—	234,296

Malcolm Broomhead (4)	2011	154,000	—	25,000	52,000	—	231,000	9,541	—	240,541
	2010	35,376	—	5,054	—	—	40,430	2,131	—	42,561

John Buchanan	2011	189,000	40,000	—	60,000	1,664	290,664	—	—	290,664
	2010	170,000	35,000	—	68,000	1,327	274,327	—	—	274,327

Carlos Cordeiro	2011	154,000	—	25,000	59,000	1,664	239,664	—	—	239,664
	2010	140,000	—	20,000	89,000	—	249,000	—	—	249,000

David Crawford	2011	154,000	55,000	—	52,000	—	261,000	11,162	—	272,162
	2010	140,000	50,000	—	45,000	22,410	257,410	9,952	—	267,362

Carolyn Hewson (4)	2011	154,000	—	30,000	37,000	—	221,000	9,808	—	230,808
	2010	35,376	—	6,317	—	—	41,693	2,198	—	43,891

Lindsay Maxsted (3)	2011	42,226	—	—	15,000	—	57,226	2,113	—	59,339

Wayne Murdy	2011	154,000	—	30,000	88,000	1,664	273,664	—	—	273,664
	2010	140,000	—	25,000	81,000	24,932	270,932	—	—	270,932

Jacques Nasser (5)	2011	1,000,000	—	—	97,000	1,889	1,098,889	—	—	1,098,889
	2010	357,312	—	18,683	88,000	1,856	465,851	—	—	465,851

Keith Rumble	2011	154,000	—	25,000	89,000	1,664	269,664	—	—	269,664
	2010	140,000	—	20,000	81,000	17,879	258,879	—	—	258,879

John Schubert	2011	154,000	40,000	25,000	52,000	—	271,000	14,037	—	285,037
	2010	140,000	35,000	5,430	45,000	—	225,430	9,430	—	234,860

Shriti Vadera (3)	2011	77,000	—	—	30,000	—	107,000	—	—	107,000

Notes

(1)	Other benefits include professional fees and reimbursements of the cost of travel, accommodation and subsistence for the Director and, where applicable, their spouse.

(2)	In respect of superannuation benefits, BHP Billiton Limited makes superannuation contributions of nine per cent of fees paid in accordance with Australian superannuation legislation.

(3)

FY2011 remuneration for Alan Boeckmann, Lindsay Maxsted, and Shriti Vadera relates to part of that year only, as they retired from, or joined, the Board during the year. Details of their dates of retirement or appointment are set out in section 6.6.1.

(4)	FY2010 remuneration for Malcolm Broomhead, and Carolyn Hewson relates to part of that year only, as they joined the Board during that year.

(5)

FY2010 remuneration for Jacques Nasser relates to part of the year as Non-executive Director (until 30 March 2010), and part of the year as Chairman (from 31 March 2010). The current Chairman’s remuneration is set out in section 6.6.2.

This Report was approved by the Board on 6 September 2011 and signed on its behalf by:

John Buchanan

Chairman, Remuneration Committee

6 September 2011

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

7.1    Principal activities, state of affairs and business review

The UK Companies Act 2006 requires this Directors’ Report to include a fair review of the business of the Group during FY2011 and of the position of the Group at the end of the financial year and a description of the principal risks and uncertainties facing the Group (known as the ‘business review’). In addition to the information set out below, the information that fulfils the requirements of the business review can be found in the following sections of this Annual Report (which are each incorporated by reference into this Directors’ Report):

Section	Reference
Key performance indicators	1.4 and 3.3
Risk factors	1.5
Business overview	2.2
Sustainable development	2.8
Employees	2.9
Financial review	3

A review of the operations of the Group during FY2011, the results of those operations during FY2011 and the expected results of those operations in future financial years, is set out in sections 1.2, 1.3, 2.2 and 3 and other material in this Annual Report. Information on the development of the Group and likely developments in future years also appear in those sections of this Annual Report. The Directors believe that to include further information on those matters and on the strategies and expected results of the operations of the Group in this Annual Report would be likely to result in unreasonable prejudice to the Group.

Our principal activities during FY2011 were minerals exploration, development, production and processing (in respect of bauxite, alumina, aluminium, copper, silver, lead, zinc, molybdenum, gold, iron ore, metallurgical coal, energy coal, nickel, manganese ore, manganese metal and alloys, diamonds, titanium minerals, potash and uranium), and oil and gas exploration, development and production. No significant changes in the nature of any of the Group’s principal activities occurred during FY2011.

Significant changes in the state of affairs of the Group that occurred during FY2011 and significant post-balance date events are set out below and in sections 2.2 and 3 of this Annual Report.

•

There were changes to the composition of the Board during FY2011. Alan Boeckmann retired from the Board on 23 March 2011. Shriti Vadera and Lindsay Maxsted were appointed to the Board with effect from 1 January 2011 and 23 March 2011 respectively, and have also been appointed members of the Risk and Audit Committee, with Mr Maxsted appointed as Chairman of the Risk and Audit Committee effective from 6 September 2011. Ms Vadera and Mr Maxsted will seek election at the 2011 Annual General Meetings.

•

On 2 July 2010, we announced that BHP Billiton was encouraged by the Australian Government’s decision to replace the proposed Resource Super Profits Tax with a proposed Minerals Resource Rent Tax on mined iron ore and coal from 1 July 2012. The Minerals Resource Rent Tax is subject to passing by the Australian Parliament and may differ (wholly or in part) in its final form. BHP Billiton will continue to work constructively with the Australian Government to ensure the detailed design of minerals taxation maintains the international competitiveness of the Australian resources industry into the future.

•

On 24 September 2010, we announced approval for the development of the Macedon gas field in the Exmouth Sub-basin, Western Australia. BHP Billiton’s expected share of costs is approximately US$1,050 million. The Macedon project is a joint venture between BHP Billiton (71.43 per cent) and Apache Northwest Energy (28.57 per cent). First production is expected during CY2013.

•

On 18 October 2010, BHP Billiton and Rio Tinto announced their joint decision to end plans for an iron ore production joint venture in the Pilbara in Western Australia following extensive discussions with regulators.

•

On 15 November 2010, we announced the withdrawal of our offer to acquire all of the issued and outstanding common shares of Potash Corporation of Saskatchewan Inc. The all-cash offer was announced on 18 August 2010, and subsequently amended on 20 September 2010. BHP Billiton determined that the condition of its offer relating to receipt of a net benefit determination by the Minister of Industry under the Investment Canada Act could not be satisfied.

•

On 20 January 2011, we announced the approval of increased capital expenditure for the Esso Australia operated Kipper and Turrum projects in the Gippsland Basin, offshore Victoria. Kipper’s expenditure has increased to US$900 million (BHP Billiton share) and the facilities are now forecast to be completed in CY2012. Turrum’s expenditure has been adjusted to US$1,350 million (BHP Billiton share) and is now forecast to begin production in CY2013.

•

On 22 February 2011, we announced our agreement to acquire all of Chesapeake Energy Corporation’s interests in the Fayetteville Shale, US, including the midstream pipeline system, for US$4.75 billion. Chesapeake’s Fayetteville Shale assets include approximately 487,000 acres of leasehold and producing natural gas properties located in Arkansas, US.

•

On 24 March 2011, we announced the approval of US$7.4 billion (BHP Billiton share US$6.6 billion) of capital investment to continue production growth in the company’s Western Australian Iron Ore operations. This followed an earlier announcement on 17 November 2010 of a further US$635 million (BHP Billiton share US$570 million) of capital expenditure. This additional capital expenditure will facilitate the ongoing development of important port, rail and Jimblebar mine infrastructure. The investment will deliver an integrated operation with capacity in excess of 220 million tonnes per annum (mtpa), on a 100 per cent basis.

•

On 24 March 2011, we announced the approval of three metallurgical coal projects located in the Bowen Basin in Central Queensland. The projects will add 4.9 million tonnes (Mt) of annual mine capacity (100 per cent basis) through development of the Daunia operation and a new mining area at Broadmeadow. In addition, 11 Mt of annual port capacity (100 per cent basis) will be developed at the Hay Point Coal Terminal. The total investment is US$5 billion, of which BHP Billiton’s share is US$2.5 billion.

•

On 24 March 2011, we announced the approval of US$400 million investment to expand Hunter Valley Energy Coal in New South Wales. The expansion, known as the RX1 Project, will enable Mt Arthur Coal’s run-of-mine thermal coal production to increase by 4 mtpa to approximately 24 mtpa.

•

On 30 March 2011, we announced approval for the Escondida Ore Access project, which will relocate the crushing and conveying facilities currently located inside Escondida’s main pit to improve access to higher grade ore and thereby support higher production from 2013. The project is expected to cost US$554 million (US$319 million BHP Billiton share) and will be completed by mid CY2012.

•

On 11 April 2011, we announced the completion of a US$6 billion off-market tender buy-back of BHP Billiton Limited shares. 147 million shares (4.4 per cent of BHP Billiton Limited’s issued share capital) were bought back at a price of A$40.85 per share. BHP Billiton’s capital management program for BHP Billiton Plc was reactivated on 16 November 2010 and expanded to US$10 billion to apply to the Group’s issued capital on 16 February 2011. Completion of the expanded US$10 billion capital management program was announced on 30 June 2011.

•

On 29 April 2011, we announced that the partners of Samarco had approved the US$3.5 billion (BHP Billiton share US$1.75 billion) Fourth Pellet Plant Project at Samarco in Brazil. The expansion will increase Samarco iron ore pellet production capacity by 8.3 mtpa to 30.5 mtpa (100 per cent basis).

•

On 1 June 2011, we welcomed the High Court’s decision in favour of BHP Billiton in its dispute with the Australian Taxation Office over certain tax issues relating to BHP Billiton’s former Hot Briquetted Iron project. As a result of the resolution of the entire dispute with the Australian Taxation Office over these issues an income tax credit of US$718 million has been recognised as an exceptional item in the financial results.

•

On 23 June 2011, we announced the completion of the budget and schedule review for the Worsley Efficiency and Growth project. The capital cost estimate for the project, encompassing the development of the Marradong mine, refinery expansion and connection to a multi-fuel cogeneration unit, has increased to US$2,995 million (BHP Billiton share).

•

On 23 June 2011, we announced the approval for US$488 million of further investment to support development of the Jansen Potash Project in Saskatchewan, Canada. This additional pre-commitment capital will fund site preparation and the procurement of long lead time items during the project’s feasibility study. Based on the current schedule, Jansen is expected to start producing saleable potash in CY2015.

•

On 9 August 2011, we signed a Heads of Agreement with Leighton Holdings to acquire the HWE Mining subsidiaries that provide contract mining services to our Western Australia Iron Ore operations. The purchase price is US$735 million, subject to working capital assumptions. The definitive agreements are subject to due diligence and relevant internal and regulatory approvals. It is expected to close during the fourth quarter of CY2011.

•

On 18 August 2011, we arranged a new unsecured 364-day multicurrency term and revolving credit facility for an amount of US$7.5 billion consisting of two tranches: a US$5 billion term loan and US$2.5 billion revolving credit facility.

•

On 21 August 2011, we announced the successful completion of the cash tender offer to acquire Petrohawk Energy Corporation in the US for US$38.75 per share, representing a total equity value of approximately US$12.1 billion and a total enterprise value of approximately US$15.1 billion, including the assumption of net debt. Combined with the Fayetteville Shale acquisition, this expands BHP Billiton’s interest in US shale.

No other matter or circumstance has arisen since the end of FY2011 that has significantly affected or is expected to significantly affect the operations, the results of operations or state of affairs of the Group in future years.

7.2    Share capital and buy-back programs

The BHP Billiton share buy-back program was reactivated after being suspended since FY2008.

At the Annual General Meetings held in 2010, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 223,112,120 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc’s issued share capital at that time. Shareholders will be asked at the 2011 Annual General Meetings to renew this authority.

During FY2011, 94.9 million ordinary shares in BHP Billiton Plc, with a nominal value of US$0.50 per share and representing 4.3 per cent of BHP Billiton Plc’s issued share capital, were purchased by BHP Billiton Limited, and immediately transferred to BHP Billiton Plc for nil consideration and cancellation. These shares were bought back at an average price of £23.96 for an aggregate consideration of US$3,678 million to return value to shareholders under our capital management program. This represented a discount to the average BHP Billiton Limited share price over the buy-back period (being 16 November 2010 to 29 June 2011) of 16.4 per cent. The completion of this program was announced on 30 June 2011.

In February 2011 BHP Billiton Limited commenced an off market share buy-back program under which 146.9 million shares of BHP Billiton Limited, representing 4.4 per cent of BHP Billiton Limited’s issued share capital, were purchased off-market and cancelled. These shares were bought back at an average price of A$40.85 for an aggregate consideration of US$6.3 billion to return value to shareholders under our capital management program. This represented a discount to the BHP Billiton Limited market price of A$47.50 (volume weighted average price (VWAP) of BHP Billiton Limited ordinary shares over the five trading days up to and including the closing date of 8 April 2011) of 14 per cent. We did not make any on-market share purchases of BHP Billiton Limited shares during FY2011.

Some of our executives receive options over BHP Billiton shares as part of their remuneration arrangements. Entitlements may be satisfied by the transfer of existing shares, which are acquired on-market, or in respect of some entitlements, by the issue of new shares.

The shares in column ‘A’ below were purchased to satisfy awards made under the various BHP Billiton Limited and BHP Billiton Plc employee share schemes, and those shares purchased in BHP Billiton Limited and BHP Billiton Plc as part of our capital management program during FY2011.

Period	A Total number of shares purchased	B Average price paid per share (a) US$	C Total number of shares purchased as part of publicly announced plans or programs		D Maximum number of shares that may yet be purchased under the plans or program
					BHP Billiton Limited		BHP Billiton Plc (b)
1 July 2010 to 31 July 2010	163,891	30.47	—		—	(c)	223,112,120 (d)
1 Aug 2010 to 31 Aug 2010	3,663,275	32.01	—		—	(c)	223,112,120 (d)
1 Sep 2010 to 30 Sep 2010	3,365,765	34.09	—		—	(c)	223,112,120 (d)
1 Oct 2010 to 31 Oct 2010	1,275,444	36.88	—		—	(c)	223,112,120 (d)
1 Nov 2010 to 30 Nov 2010	5,863,837	37.23	5,275,000		—	(c)	217,837,120 (d)
1 Dec 2010 to 31 Dec 2010	1,929,884	40.28	1,550,007		—	(c)	216,287,113 (d)
1 Jan 2011 to 31 Jan 2011	9,699,003	39.33	9,277,372		—	(c)	207,009,741 (d)
1 Feb 2011 to 28 Feb 2011	7,962,036	40.52	7,719,003		—	(c)	199,290,738 (d)
1 Mar 2011 to 31 Mar 2011	16,592,224	38.32	15,368,580		—	(c)	183,922,158 (d)
1 Apr 2011 to 30 Apr 2011	156,648,900	43.09	156,296,296	(e)	—	(c)	174,525,671 (d)
1 May 2011 to 31 May 2011	23,706,320	39.24	22,947,021		—	(c)	151,578,650 (d)
1 June 2011 to 30 June 2011	23,626,827	37.69	23,402,278		—	(c)	128,176,372 (d)
Total	254,497,406	41.22	241,835,557		—		128,176,372 (d)

(a)	The shares were purchased in the currency of the stock exchange on which the purchase took place, and the sale price has been converted into US dollars at the exchange rate on the day of the purchase.

(b)	On 15 November 2010, the share buy-back program was reactivated.

(c)

While BHP Billiton Limited is able to buy-back and cancel BHP Billiton Limited shares within the ‘10/12 limit’ without shareholder approval in accordance with section 257B of the Australian Corporations Act 2001, BHP Billiton Limited has not resumed the on-market share buy-back program that was suspended as of 30 September 2007. Any future on-market share buy-back program will be conducted in accordance with the Australian Corporations Act 2001 and with the ASX Listing Rules.

(d)

At the Annual General Meetings held during 2010, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 223,112,120 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc’s issued share capital at that time.

(e)	This number includes the 146.9 million shares purchased under the BHP Billiton Limited off-market buy-back.

7.3    Results, financial instruments and going concern

Information about our financial position and financial results is included in the financial statements in this Annual Report. The income statement shows profit attributable to BHP Billiton members of US$23,648 million compared with US$12,722 million in 2010.

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

7.4    Directors

The Directors who served at any time during or since the end of the financial year were Jacques Nasser, Marius Kloppers, Alan Boeckmann, Malcolm Broomhead, John Buchanan, Carlos Cordeiro, David Crawford, Carolyn Hewson, Lindsay Maxsted, Wayne Murdy, Keith Rumble, John Schubert and Shriti Vadera. Further details of the Directors of BHP Billiton Limited and BHP Billiton Plc are set out in section 4.1 of this Annual Report. These details include the period for which each Director held office up to the date of this Directors’ Report, their qualifications, experience and particular responsibilities, the directorships held in other listed companies since 1 July 2008, and the period for which each directorship has been held.

Mr Boeckmann retired as a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 23 March 2011, having been a Director since September 2008.

Ms Vadera was appointed as a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 1 January 2011 and Mr Maxsted was appointed a Director with effect from 23 March 2011.

The number of meetings of the Board and its Committees held during the year and each Director’s attendance at those meetings are set out in sections 5.3.12 and 5.4.1 of this Annual Report.

7.5    Remuneration and share interests

7.5.1    Remuneration

The policy for determining the nature and amount of emoluments of members of the Group Management Committee (GMC) (including the Executive Director) and the Non-executive Directors and information about the relationship between that policy and our performance are set out in sections 6.2, 6.4 and 6.6 of this Annual Report.

The remuneration tables contained in sections 6.4 and 6.5 of this Annual Report set out the remuneration of members of the GMC (including the Executive Director) and the Non-executive Directors.

7.5.2    Directors

The tables contained in section 7.20 of this Directors’ Report set out the relevant interests in shares in BHP Billiton Limited and BHP Billiton Plc of the Directors who held office during FY2011, at the beginning and end of FY2011, and in relation to all Directors in office as at the date of this Directors’ Report, their relevant interests in shares in BHP Billiton Limited and BHP Billiton Plc as at the date of this Directors’ Report. No rights or options over shares in BHP Billiton Limited and BHP Billiton Plc are held by any of the Non-executive

Directors. Interests held by the Executive Director under share and option plans as at 30 June 2011 are set out in the tables showing interests in incentive plans contained in section 6.4.3 and note 30 ‘Key Management Personnel’ in the financial statements of this Annual Report.

We have not made available to any Director any interest in a registered scheme.

The former Directors of BHP Limited participated in a retirement plan under which they were entitled to receive a payment on retirement calculated by reference to years of service. This plan was closed on 24 October 2003, and benefits accrued to that date are held by BHP Billiton Limited and will be paid on retirement. Further information about this plan and its closure are set out in section 6.6.3 of this Annual Report.

7.5.3    GMC members

The table contained in section 7.21 of this Directors’ Report sets out the relevant interests held by members of the GMC (other than Directors) in shares of BHP Billiton Limited and BHP Billiton Plc at the beginning and end of FY2011, and at the date of this Directors’ Report. Interests held by members of the GMC under share and option plans as at 30 June 2011 are set out in the tables showing interests in incentive plans contained in section 6.4.3 and note 30 ‘Key Management Personnel’ in the financial statements of this Annual Report.

7.6    Secretaries

Jane McAloon is the Group Company Secretary. Details of her qualifications and experience are set out in section 4.1 of this Annual Report. The following people also act as the Company Secretaries of either BHP Billiton Limited or BHP Billiton Plc: Elisabeth Joyner, BA (Jurisprudence), LLM, FCIS, Deputy Company Secretary BHP Billiton Limited, and Geof Stapledon, BEc LLB (Hons), DPhil, FCIS, Deputy Company Secretary BHP Billiton Plc and Elizabeth Hobley, BA (Hons), ACIS, Deputy Company Secretary BHP Billiton Plc. Each such individual has experience in a company secretariat role arising from time spent in such roles within BHP Billiton, large listed companies or other relevant entities.

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

We have paid premiums for this ‘Directors and Officers’ insurance of US$2,335,600 net during FY2011. Directors, Company Secretaries and employees contribute to the premium for this insurance.

No indemnity in favour of a current or former officer of BHP Billiton Limited or BHP Billiton Plc, or in favour of the External Auditor, has been called on during FY2011.

7.8    Employee policies and involvement

We are committed to open, honest and productive relationships with our employees. At BHP Billiton, we recognise the most important ingredient for success is our talented and motivated workforce, whose members demonstrate behaviours that are aligned to Our Charter values.

We have an integrated people strategy to effectively attract, retain and develop talented people. Our approach is outlined in our Human Resources Policy, the Code of Business Conduct and the Group Level Documents that prescribe what we will do and how we will do it. All of these documents are published and accessible to employees.

Effective communication and employee engagement is critical for maintaining open and productive relationships between leaders and employees. All employees receive communication on BHP Billiton goals and performance, as well as on important issues such as health and safety and the environment and the Code of Business Conduct. Our Code is founded on Our Charter values, which make an unqualified commitment to working with integrity. Communication is undertaken through a variety of channels, including the internet, intranet, email, newsletters and other means designed to cater for the local environment. These tools are also used to facilitate employee feedback, as are a variety of consultative processes. Dispute and grievance handling processes are also in place to assist in equitably addressing workplace issues in all businesses. A Business Conduct Advisory Service operates worldwide to allow concerns to be raised about conduct that is out of step with Our Charter values, our policies and procedures or the law.

Our all-employee share purchase plan, Shareplus, is available to all employees, except where local regulations limit operation of the scheme. In these instances, alternative arrangements are in place. As at 30 June 2011, approximately 43 per cent of employees were participants in Shareplus. The Shareplus employee plan is described in section 6.2.7 of this Annual Report. Short-term and long-term incentive schemes also operate across the Group. Rewards for individuals are predicated on the need to meet targets relating to our Company’s performance in areas such as health, safety and achievement of financial measures and on the personal performance of each employee.

All employees are entitled to balanced and realistic feedback coupled with the identification of development and training needs to help maximise their performance and realise their full potential. In FY2011, 71 per cent of employees participated in a formal performance review process. Due to industrial agreements, not all employees are able to participate in individual performance reviews. The importance we place on employee development and training is demonstrated by the significant amount of training our employees undertake.

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

7.9    Environmental performance

Particulars in relation to environmental performance are referred to in sections 2.8, 3.3 and 7.22 of this Annual Report and in the Sustainability Report, available at www.bhpbilliton.com.

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

7.11    Dividends

A final dividend of 55.0 US cents per share will be paid on 29 September 2011. Details of the dividends paid and the dividend policy are set out in sections 3.7.6 and 11.3 of this Annual Report.

7.12    Auditors

A resolution to reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc will be proposed at the 2011 Annual General Meetings in accordance with section 489 of the UK Companies Act 2006.

Lindsay Maxsted was the only officer of BHP Billiton during FY2011 who was a director or partner of the Group’s External Auditor at a time when the Group’s External Auditor conducted an audit of the Group. Mr Maxsted’s prior relationship with KPMG is set out in section 5.3.5 of the Annual Report. Mr Maxsted has not been part of the KPMG audit practice since 1980 and has not been in any way involved in, or able to influence, any audit activity associated with BHP Billiton.

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

7.15    Political and charitable donations

No political contributions/donations for political purposes were made to any political party, politician, elected official or candidate for public office during FY2011.

In FY2011, we made charitable donations for the purposes of funding community programs in the United Kingdom of US$193,324 (cash) (2010: US$250,946) and worldwide, including in-kind support and administrative costs totalling US$195,544,063 (2010: US$200,452,251).

The total amount of charitable donations made worldwide in FY2011 includes US$30 million contributed to BHP Billiton Sustainable Communities (registered with the UK Charities Commission) established for the purposes of funding community investment globally.

7.16    Exploration, research and development

Companies within the Group carry out exploration and research and development necessary to support their activities. Further details are provided in sections 2.5 and 2.6 of this Annual Report.

7.17    Creditor payment policy

When we enter into a contract with a supplier, payment terms will be agreed when the contract begins and the supplier will be made aware of these terms. We do not have a specific policy towards our suppliers and do not follow any code or standard practice. However, we settle terms of payment with suppliers when agreeing overall terms of business, and seek to abide by the terms of the contracts to which we are bound. As at 30 June 2011, BHP Billiton Plc (the unconsolidated parent entity) had US$12,000 of trade creditors outstanding which represents 1 day of purchases outstanding in respect of costs, based on the total invoiced by suppliers during FY2011.

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

7.20    Directors’ shareholdings

The tables below set out information pertaining to the shares held by Directors in BHP Billiton Limited and BHP Billiton Plc.

BHP Billiton Limited shares	As at date of Directors’ Report	As at 30 June 2011	As at 30 June 2010
Alan Boeckmann (1)(2)(3)	Not applicable	4,330	3,150
Malcolm Broomhead (2)	9,000	9,000	9,000
John Buchanan	—	—	—
Carlos Cordeiro (3)	6,550	6,550	6,550
David Crawford (2)	33,127	33,127	33,127
Carolyn Hewson (2)	7,000	3,500	2,000
Marius Kloppers (2)(5)(6)	171,325	124,374	28,264
Lindsay Maxsted (2)(4)	3,000	—	—
Wayne Murdy (2)(3)	8,000	4,030	4,030
Jacques Nasser (2)(3)	10,400	5,600	5,600
Keith Rumble	—	—	—
John Schubert	23,675	23,675	23,675
Shriti Vadera	—	—	—

BHP Billiton Plc shares	As at date of Directors’ Report	As at 30 June 2011	As at 30 June 2010
Alan Boeckmann (1)(2)(3)	Not applicable	5,880	3,680
Malcolm Broomhead	—	—	—
John Buchanan	20,000	20,000	20,000
Carlos Cordeiro	—	—	—
David Crawford (2)	6,000	6,000	6,000
Carolyn Hewson	—	—	—
Marius Kloppers (2)(5)(6)	688,895	608,591	548,678
Lindsay Maxsted	—	—	—
Wayne Murdy (2)(3)	14,000	3,512	3,512
Jacques Nasser (2)(3)	64,000	40,000	—
Keith Rumble (2)	14,500	12,200	12,200
John Schubert	—	—	—
Shriti Vadera (2)(4)	5,000	5,000	—

(1)	Alan Boeckmann retired from the Board on 23 March 2011. The disclosed holdings as at 30 June 2011 reflect his holdings as at the date of his respective retirement.

(2)	Includes shares held in the name of spouse, superannuation fund, nominee and/or other controlled entities.

(3)

All BHP Billiton Limited shares and BHP Billiton Plc shares are held in the form of American Depositary Shares: Alan Boeckmann (2,165 BHP Billiton Limited; 2,940 BHP Billiton Plc), Carlos Cordeiro (3,275 BHP Billiton Limited), Wayne Murdy (4,000 BHP Billiton Limited; 7,000 BHP Billiton Plc) and Jacques Nasser (5,200 BHP Billiton Limited and 32,000 BHP Billiton Plc).

(4)	Director appointed to the Board during FY2011: Shriti Vadera (1 January 2011) and Lindsay Maxsted (23 March 2011).

(5)

In addition to the shares specified above, Marius Kloppers held 1,385,434 options and rights over BHP Billiton Limited shares as at 30 June 2011 and 225,000 options and rights over BHP Billiton Plc shares as at 30 June 2011.

(6)	In addition to the shares specified above, Marius Kloppers holds 1,338,483 options and rights over BHP Billiton Limited shares as at the date of this Report.

7.21    GMC members’ shareholdings (other than Directors)

The following tables sets out information pertaining to the shares in BHP Billiton Limited and BHP Billiton Plc held by those senior executives who were members of the GMC during FY2011 (other than the Executive Director).

BHP Billiton Limited shares	As at date of Directors’ Report	As at 30 June 2011	As at 30 June 2010
Alberto Calderon	—	—	—
Andrew Mackenzie	—	—	—
Marcus Randolph (1)	391,872	191,746	191,415
Alex Vanselow (1)	441,886	270,925	174,263
Karen Wood (1)	266,303	161,914	109,133
J Michael Yeager (1) (2)	426,773	264,506	23,980

(1)	Includes shares held in the name of spouse, superannuation fund and/or nominee.

(2)	870 BHP Billiton Limited shares are held in the form of 435 American Depositary Shares.

BHP Billiton Plc shares	As at date of Directors’ Report	As at 30 June 2011	As at 30 June 2010
Alberto Calderon (1)	175,611	90,015	17,827
Andrew Mackenzie (1)	61,215	55,311	55,175
Marcus Randolph	—	—	—
Alex Vanselow	—	—	—
Karen Wood	—	—	—
J Michael Yeager	—	—	—

(1)	Includes shares held in the name of spouse, superannuation fund and/or nominee.

7.22    Performance in relation to environmental regulation

A significant environmental incident is one with a severity rating of four or above based on our internal severity rating scale (tiered from one to five by increasing severity). There were no significant incidents reported in FY2011.

Fines and prosecutions

In FY2011, BHP Billiton received a fine with a total value of US$2,454, levied in Chile.

Further information about our performance, including in relation to environmental regulation can be found in sections 2.8 and 3.3 of this Annual Report and in the Sustainability Report available at www.bhpbilliton.com.

7.23    Share capital, restrictions on transfer of shares and other additional information

Information relating to BHP Billiton Plc’s share capital structure, restrictions on the holding or transfer of its securities or on the exercise of voting rights attaching to such securities and certain agreements triggered on a change of control, is set out in the following sections of this Annual Report:

•	Section 2.1 (BHP Billiton locations)

•	Section 2.7 (Government regulations)

•	Section 2.10 (Organisational structure)

•	Section 2.11 (Material contracts)

•	Section 2.12 (Constitution)

•	Section 5.4 (Board of Directors – Review, re-election and renewal)

•	Section 7.2 (Share capital and buy-back programs)

•	Section 11.2 (Share ownership)

•	Note 19 ‘Share capital’ and note 32 ‘Employee share ownership plans’ in the financial statements of this Annual Report.

Further details of all options and rights outstanding as at the date of this Directors’ Report, including shares issued upon exercise of options and rights, are set out in note 32 ‘Employee share ownership plans’ in the financial statements of this Annual Report. Details of movements in share capital during and since the end of the financial year are set out in note 19 ‘Share capital’ in the financial statements of this Annual Report.

Each of the above sections is incorporated by reference into, and forms part of, this Directors’ Report.

The Directors’ Report is made in accordance with a resolution of the Board.

Jacques Nasser AO Chairman	Marius Kloppers Chief Executive Officer

Dated: 6 September 2011

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

Mr Lomas seeks relief, both quantified and unquantified, for himself and those Plan members he purports to represent in respect of a number of alleged breaches committed by RAL, including allegations of breach of employment contracts, breach of trust, and breach of the Trust Agreement underlying the Pension Plan. In particular:

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

A motion to strike Mr Lomas’ request for the winding-up of the Plan was heard on 27 November 2006. The court struck out part of Mr Lomas’ claim, but allowed the remainder to proceed. RAL’s appeal from that decision was dismissed, but further leave to appeal to the Ontario Court of Appeal was granted. On 10 March 2010, the Ontario Court of Appeal ruled in favour of RAL’s motion to strike out that part of the plaintiff’s claim that sought a court order to wind-up the Plan.

RAL has notified its insurers of the application and has advised other third parties of possible claims against them in respect of matters alleged in the application.

Class actions concerning Cerrejón privatisation

The non-government organisation, Corporación Colombia Transparente (CCT), brought three separate class actions (Popular Actions 1,029, 1,032 and 1,048) against various defendants in connection with the privatisation of 50 per cent of the Cerrejón Zona Norte mining complex in Colombia in 2002. Actions 1,029 and 1,048 were dismissed leaving only the action against Cerrejón Zona Norte SA (CZN). The mining complex is currently owned by CZN and Carbones del Cerrejón Limited (CDC). Our subsidiary Billiton Investment 3 BV owns a 33 per cent share in CDC, and our subsidiaries Billiton Investment 3 BV and Billiton Investment 8 BV (BHP Billiton Shareholders) collectively own a 33.33 per cent share in CZN.

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

The CZN action was dismissed on 18 February 2011, the Court determining that there were no irregularities in the privatisation of the Cerrejón Zona Norte mining complex.

CCT’s request for a reconsideration of the judgment was denied. On 15 March 2011 CCT filed an appeal against the dismissal.

A separate class action (Popular Action no. 242) arising out of the privatisation of the Cerrejón Zona Norte mining complex has been brought by Mr Martín Nicolás Barros Choles, against various defendants including CDC.

Mr Choles claims that the transfer of rights by CDC to CZN was ineffective because it only involved a transfer of shares and not the transfer of the underlying rights in the properties and assets used in the Cerrejón Zona Norte mining complex. Consequently, he is seeking orders that CDC pays for the use and lease of the properties and assets until November 2009, and that from that date the properties and assets of the Cerrejón project revert to the State.

Australian Taxation Office assessments

The Australian Taxation Office (ATO) issued amended assessments in prior years denying bad debt deductions arising from the investments in Beenup and Boodarie Iron and the denial of capital allowance claims made on the Boodarie Iron project. The Group challenged the assessments and was successful on all counts before the Full Federal Court. The ATO obtained special leave in September 2010 to appeal to the High Court in respect of the denial of capital allowance claims made on the Boodarie Iron project. The Group’s position in respect of the capital allowance claims on the Boodarie Iron project was confirmed by the High Court in June 2011. As a result of these appeals, US$138 million was released from the Group’s income tax provision in September 2010 and US$580 million in June 2011.

Petroleum Resource Rent Tax litigation

BHP Billiton Petroleum (Bass Strait) Pty Ltd is involved in litigation in the Federal Court of Australia, disputing whether certain receipts are subject to Petroleum Resource Rent Tax, as well as the ATO’s assessment of the taxing point for Petroleum Resource Rent Tax purposes in relation to sales of gas and LPG produced from the Gippsland Joint Venture, and the treatment of gas used for electricity generation. The Federal Court’s decision was handed down in April 2011, finding in favour of the Commissioner in respect of the taxing point and one of the receipts in issue. The Federal Court found in favour of BHP Billiton on another receipt issue and on the gas used for electricity generation issue. BHP Billiton has appealed to the Full Federal Court on the findings on which it was unsuccessful. The Commissioner has appealed on the receipt issue but not the gas used for electricity generation issue. The latter has resulted in the recognition of an income tax credit of approximately US$12 million in the 30 June 2011 financial results.

Petroleum Resource Rent Tax has been paid and expensed based on the ATO’s assessment, and any success on the remaining issues in dispute will result in an income tax benefit.

Given the complexity of the matters under dispute, it is not possible at this time to accurately quantify the anticipated benefit.

As part of the May 2011 Federal Budget, the Australian Government announced that it will amend the tax law, with effect from 1 July 1990, to provide greater certainty around how the taxing point is calculated for the purposes of the Petroleum Resource Rent Tax. It stated that the amendments will provide further statutory support for the Federal Court’s judgment above. The proposed legislative amendments are yet to be introduced.

North West Shelf Excise on Condensate litigation

BHP Billiton Petroleum (North West Shelf) Pty Ltd is involved in litigation in both the Federal Court of Australia and the Administrative Appeals Tribunal seeking orders that excise by-laws, enacted in 2008, prescribing a condensate production area for the purposes of the Excise Tariff Act incorrectly define the relevant fields.

As part of the May 2011 Federal Budget, the Australian Government announced that it would make several technical legislative amendments, with effect from 13 May 2008, to ensure that condensate production is subject to crude oil excise as announced in the 2008–09 Budget. The amendments include changes to the Excise Tariff Act to introduce a statutory definition of the production area ‘Rankin Trend’, and to ensure that production from ‘Rankin Trend’ does not represent ‘exempt offshore oil and condensate’. These legislative amendments were introduced into Parliament on 6 July 2011 but are yet to be enacted.

9    Financial Statements

Refer to F-1 to F-101 and F-107 to F-114.

10    Glossary

10.1    Non-mining terms

Term	Definition
A$	Australian dollars being the currency of the Commonwealth of Australia.

American Depositary Receipt (ADR)	Instruments that trade on the NYSE.

American Depositary Share (ADS)	An American Depositary Share is a share issued under a deposit agreement that has been created to permit US-resident investors to hold shares in non-US companies and trade them on the stock exchanges in the US. One ADS is equal to two BHP Billiton Limited or BHP Billiton Plc ordinary shares. ADSs are evidenced by American Depositary Receipts, or ADRs, which are the instruments that trade on the NYSE.

All Publishers Index (API)

Thermal coal price index as published by Argus Media and IHS McCloskey for:

Northwestern Europe – CIF Amsterdam–Rotterdam–Antwerp (API 2);

South Africa – FOB Richard’s Bay (API 4);

Australia – FOB Newcastle (API 6).

BHP Billiton	Being both companies in the dual listed company structure, BHP Billiton Limited and BHP Billiton Plc.

BHP Billiton Limited share	A fully paid ordinary share in the capital of BHP Billiton Limited.

BHP Billiton Limited shareholders	The holders of BHP Billiton Limited shares.

BHP Billiton Limited special voting share	A single voting share issued to facilitate joint voting by shareholders of BHP Billiton Limited on Joint Electorate Actions.

BHP Billiton Plc equalisation share	A share that has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc Group to the BHP Billiton Limited Group should this be required under the terms of the DLC merger.

BHP Billiton Plc 5.5 per cent preference share	Shares that have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority of any other class of shares in BHP Billiton Plc on a return of capital or winding up.

BHP Billiton Plc share	A fully paid ordinary share in the capital of BHP Billiton Plc.

BHP Billiton Plc shareholders	The holders of BHP Billiton Plc shares.

BHP Billiton Plc special voting share	A single voting share issued to facilitate joint voting by shareholders of BHP Billiton Plc on Joint Electorate Actions.

Board	The Board of Directors of BHP Billiton.

CEO	Chief Executive Officer.

Cost and freight (CFR) (…named port of destination)	The seller must pay the costs and freight necessary to bring the goods to the named port of destination, but the risk of loss of or damage to the goods, as well as any additional costs due to events occurring after the time the goods have been delivered on board the vessel, is transferred from the seller to the buyer when the goods pass the ship’s rail in the port of shipment. The CFR term requires the seller to clear the goods for shipment.

Term	Definition
Co-Investment Plan (CIP)	Legacy employee share scheme.

Community investment	Contributions made to support communities in which we operate. Our contributions to community programs comprise cash, in-kind support and administration costs. Our targeted level of contribution is one per cent of pre-tax profit calculated on the average of the previous three years’ pre-tax profit.

Customer Sector Group (CSG)	A product based global business unit

CY20XX	Refers to the calendar year ending 31 December 20XX, where XX is the two-digit number of the year.

Deferred share	A nil-priced option or a conditional right to acquire a share issued under the rules of the GIS.

Dividend Record Date	The date, determined by a company’s board of directors, by when an investor must be recorded as an owner of shares in order to qualify for a forthcoming dividend.

DLC merger	The Dual Listed Company merger between BHP Billiton Limited and BHP Billiton Plc on 29 June 2001.

DLC structure	The corporate structure resulting from the DLC merger.

Employee Share Plan (ESP)	A legacy employee share plan that commenced under the jurisdiction of BHP Limited prior to the formation of BHP Billiton.

Extractive Industries Transparency Initiative (EITI)	An international initiative dedicated to the enhancement of transparency around the payments of taxes and royalties derived from resource development.

Expected value	Expected value of a share incentive – the average outcome weighted by probability. This measure takes into account the difficulty of achieving performance conditions and the correlation between these and share price appreciation. The valuation methodology also takes into account factors such as volatility, forfeiture risk, etc.

Free prior and informed consent (FPIC)	A principle requiring that individuals and communities should be informed – in appropriate, accessible language, – about projects that might take place on their land. It also guarantees that they are given the opportunity to give or withhold their consent to a project before it commences.

Free on board (FOB) (…named port of shipment)	The seller delivers when the goods pass the ship’s rail at the named port of shipment. This means that the buyer has to bear all costs and risks of loss of or damage to the goods from that point. The FOB term requires the seller to clear the goods for export. This term can be used only for sea or inland waterway transport.

FY20XX	Refers to the financial year ending 30 June 20XX, where XX is the two-digit number for the year.

GAAP	Generally accepted accounting principles.

Gearing	Gearing is defined as the ratio of net debt to net debt plus net assets.

Group	BHP Billiton Limited, BHP Billiton Plc and their subsidiaries.

Group Incentive Scheme (GIS)	Current employee share scheme.

Term	Definition
Group Level Document (GLD)	The documents that give effect to the mandatory requirements arising from the BHP Billiton Operating Model. They articulate the scope and mandate of the Group Functions as approved by the GMC. They describe the mandatory minimum performance requirements and accountabilities for definitive business processes, functions and activities across BHP Billiton.

Greenhouse Gas (GHG) intensity indices	The GHG intensity indices are determined by dividing the annual greenhouse gas emissions OR energy use by the annual units of production for individual assets, then aggregating the results for the Group.

International Financial Reporting Standards (IFRS)	Accounting standards as issued by the International Accounting Standards Board.

JV	Joint venture.

Key Management Personnel (KMP)	Persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly (including Executive Directors), and Non-executive Directors.

Key Performance Indicator (KPI)	Used to measure the performance of the Group, individual businesses and executives in any one year.

London Metal Exchange (LME)	London Metal Exchange – A London exchange which trades metals (e.g. lead, zinc, aluminium and nickel) in forward and option markets.

Long Term Incentive Plan (LTIP)	Current employee share scheme.

Major capital projects	Capital projects in the Feasibility or Execution phase where our share of capital expenditure to project completion is greater than US$250 million.

Market value	The market value based on closing prices, or, in instances when an executive exercises and sells shares, the actual sale price achieved.

New York Mercantile Exchange (NYMEX)	A New York physical futures exchange which trades energy commodities (i.e. crude oil and natural gas) and precious metals in futures and options markets.

Occupational exposure limit (OEL)	The concentration of a substance or agent, exposure to which, according to current knowledge, should not cause adverse health effects nor cause undue discomfort to nearly all workers.

Occupational illness	An occupational illness is an illness that occurs as a consequence of work-related activities or exposure. It includes acute or chronic illnesses or diseases, which may be caused by inhalation, absorption, ingestion or direct contact.

Option	A right to acquire a share on payment of an exercise price issued under the rules of the GIS.

Performance share	A nil-priced option or a conditional right to acquire a share, subject to a Performance Hurdle, issued under the rules of the LTIP.

Performance share plan (PSP)	An employee share plan that commenced under the jurisdiction of BHP Limited or Billiton Plc and prior to the formation of BHP Billiton. Legacy share scheme.

Project investment	Total budgeted capital expenditure on growth projects under development at year-end. Refer to section 3.7.2 Growth projects, for a full listing of these growth projects.

Term	Definition
Quality of life indicators	Measures of people’s overall well-being including material well-being (standard of living) and non-material components such as the quality of the environment, national security, personal safety, and political and economic freedoms.

Quoted	In the context of American Depositary Shares (ADS) and listed investments, the term ‘quoted’ means ‘traded’ on the relevant exchange.

Resource Endowment initiative (REi)	An initiative of the ICMM to enhance industry’s socio-economic contribution to the countries and communities where organisations such as BHP Billiton operate, by better understanding the factors that either inhibit or promote social and economic development linked to large-scale mining projects.

Restricted Share Scheme (RSS)	Legacy employee share scheme.

Return on capital employed (ROCE)	Return on capital employed is calculated as earnings from operations, excluding exceptional items and net finance costs (after tax), divided by average capital employed. Average capital employed is calculated as net assets less net debt.

Shareplus	All employee share purchase plan.

Significant environmental incident	A significant environmental incident is an occurrence that has resulted in or had the potential to cause significant environmental harm. Our definition of ‘significant’ is conservative to ensure all learnings are captured from relevant HSEC incidents. Such an incident is rated at level 3 or above on the BHP Billiton HSEC Consequence Severity Table which may be viewed at our website, www.bhpbilliton.com.

SME reg’d member	Registered member of the Society of Mining, Metallurgy and Exploration.

STRATE	Share Transactions Totally Electronic is a South African electronic settlement and depository system for dematerialised equities.

Total recordable injuries frequency (TRIF)	The sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) x 1,000,000 ÷ actual hours worked. Stated in units of per million hours worked.

Total shareholder return (TSR)	The change in share price plus dividends.

Underlying EBIT margin	Calculated as Underlying EBIT (as defined in section 3.3), excluding third party EBIT, divided by revenue net of third party product revenue.

US$	The Group’s reporting currency and the functional currency of the majority of its operations is the US dollar as this is assessed to be the principal currency of the economic environments in which they operate.

West Texas Intermediate (WTI)	A crude stream produced in Texas and southern Oklahoma which serves as a reference or ‘marker’ for pricing a number of other crude streams and which is traded in the domestic spot market at Cushing, Oklahoma.

10.2    Mining and mining-related terms

Term	Definition
2D	Two dimensional.

3D	Three dimensional.

Alumina	Aluminium oxide (Al2O3). Alumina is produced from bauxite in the refining process. Alumina is then converted (reduced) in an electrolysis cell to produce aluminium metal.

Ash	Inorganic material remaining after combustion.

Bauxite	Chief ore of aluminium.

Beneficiation	The process of separating ore from gangue prior to subsequent processing of the beneficiated ore.

Bio-leaching	Use of naturally occurring bacteria, to leach a metal from ore; for example, copper, zinc, uranium, nickel and cobalt from a sulphide mineral.

Brownfield	An exploration or development project located within an existing mineral province which can share infrastructure and management with an existing operation.

Coal Reserves	The same meaning as Ore Reserves, but specifically concerning coal.

Coking coal	By virtue of its carbonisation properties, is used in the manufacture of coke, which is used in the steelmaking process. Coking coal may also be referred to as metallurgical coal.

Condensate	A mixture of hydrocarbons that exist in gaseous form in natural underground reservoirs, but which condense to form a liquid at atmospheric conditions.

Copper cathode	Electrolytically refined copper that has been deposited on the cathode of an electrolytic bath of acidified copper sulphate solution. The refined copper may also be produced through leaching and electrowinning.

Crude oil	A mixture of hydrocarbons that exist in liquid form in natural underground reservoirs, and remain liquid at atmospheric pressure after being produced at the well head and passing through surface separating facilities.

Cut-off grade	A nominated grade above which is defined some mineral aspect of the reserve or resource. For example, the lowest grade of mineralised material that qualifies as economic for estimating an Ore Reserve.

ECSA	Engineering Council of South Africa.

Electrowinning/electrowon	An electrochemical process in which metal is recovered by dissolving a metal within an electrolyte and plating it onto an electrode.

Energy coal	Used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steaming or thermal coal.

Term	Definition
Ethane	Where sold separately, is largely ethane gas that has been liquefied through pressurisation. One tonne of ethane is approximately equivalent to 26.8 thousand cubic feet of gas.

FAusIMM	Fellow of the Australasian Institute of Mining and Metallurgy.

Flotation	A method of selectively recovering minerals from finely ground ore using a froth created in water by specific reagents. In the flotation process, certain mineral particles are induced to float by becoming attached to bubbles of froth and the unwanted mineral particles sink.

Grade	The relative quantity, or the percentage, of metal or mineral content in an orebody.

Greenfield	The development or exploration located outside the area of influence of existing mine operations/infrastructure.

Head grade	The average grade of ore delivered to a process for mineral extraction.

Heap leach(ing)	A process used for the recovery of metals such as copper, nickel, uranium and gold from low-grade ores. The crushed material is laid on a slightly sloping, impermeable pad and leached by uniformly trickling (gravity fed) a chemical solution through the beds to ponds. The metals are recovered from the solution.

Ilmenite	The principle ore of titanium composed of iron, titanium and oxygen (FeTiO3).

Kriging	A geostatistical method of estimating mine reserves based on a mathematical function known as a semivariogram.

Leaching	The process by which a soluble metal can be economically recovered from minerals in ore by dissolution.

Liquefied natural gas (LNG)	Consists largely of methane that has been liquefied through chilling and pressurisation. One tonne of LNG is approximately equivalent to 45.9 thousand cubic feet of natural gas.

Liquefied petroleum gas (LPG)	Consists of propane and butane and a small amount (less than two per cent) of ethane that has been liquefied through pressurisation. One tonne of LPG is approximately equivalent to 11.6 barrels.

MAIG	Member of the Australian Institute of Geoscientists.

MAusIMM	Member of the Australasian Institute of Mining and Metallurgy.

Marketable Coal Reserves	Represents beneficiated or otherwise enhanced coal product and should be read in conjunction with, but not instead of, reports of coal reserves.

Metallurgical coal	A broader term than coking coal, which includes all coals used in steelmaking, such as coal used for the pulverised coal injection process.

NAPEGG	Northwest Territories Association of Professional Geologists and Geoscientists.

Natural Gas Liquids (NGL)	Natural Gas Liquids, which include Propane, Butane and Ethane.

Mineralisation	Any single mineral or combination of minerals occurring in a mass, or deposit, of economic interest.

Term	Definition
Open-cut/open-pit (OC/OP)	Surface working in which the working area is kept open to the sky.

Ore Reserves	That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Probable (Indicated) Ore Reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measure) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Proved oil and gas reserves	Those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain.

Proven (Measured) Ore Reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Reserve life	Current stated ore reserves divided by the current approved nominated production rate as at the end of the financial year.

Run of mine product (ROM)	Product mined in the course of regular mining activities.

Rutile	It is an ore of titanium composed of titanium and oxygen (TiO2).

SACNASP	South African Council for Natural Scientific Professions.

Solvent extraction	A method of separating one or more metals from a leach solution by treating with a solvent that will extract the required metal, leaving the others. The metal is recovered from the solvent by further treatment.

Spud	Commence drilling of an oil or gas well.

Stockpile (SP)	An accumulation of ore or mineral built up when demand slackens or when the treatment plant or beneficiation equipment is incomplete or temporarily unable to process the mine output; any heap of material formed to create a buffer for loading or other purposes or material dug and piled for future use.

Tailing	Those portions of washed or milled ore that are too poor to be treated further or remain after the required metals and minerals have been extracted.

Titanium Slag	85 per cent TiO2 smelter product.

Total Coal Reserves	Run of mine reserves as outputs from the mining activities.

Total Marketable Reserves	Product reserves as outputs from processing plant which includes sizing and beneficiation.

Total Ore Reserves	Proved Ore Reserves plus Probable Ore Reserves.

Term	Definition
Underground (UG)	Natural or man-made excavation under the surface of the Earth.

Zircon	It is the chief ore of zirconium composed of zirconium, silicon and oxygen (ZrSiO4).

10.3    Chemical terms

Term	Definition
A.AI2O3	Available alumina
Ag	silver
AI2O3	alumina
Anth	anthracite
Au	gold
cpt	carats per tonne
Cu	copper
CV	calorific value
Fe	iron
Fe2O3	iron oxide
insols	insolubles
K2O	potassium oxide
LOI	Loss on ignition refers to loss of mass (dry basis) during the assaying process.
Met	metallurgical coal
MgO	magnesium oxide
Mn	manganese
Mo	molybdenum
Ni	nickel
Pb	lead
P	phosphorous
Pc	phosphorous in concentrate
R.SiO2	reactive silica
S	sulphur
SCu	soluble copper
SiO2	silica
TCu	total copper
Th	thermal coal
TiO2	titanium oxide
U3O8	uranium oxide
VM	volatile matter
Zn	zinc

10.4    Units of measure

Abbreviation	Description
bbl/d	Barrels per day
boe	Barrel oil equivalent
dmt	Dry metric tonne
dmtu	Dry metric tonne unit
g/t	Grams per tonne
ha	Hectare
kcal/kg	Kilocalories per kilogram
kg/tonne or kg/t	Kilograms per tonne
km	Kilometre
kV	Kilovolt
kt	Kilotonne
kdwt	Thousand deadweight tonnes
m	Metre
Ml	Megalitre
Mt	Millions of tonnes
mm	Millimetre
MMboe	Million barrels oil equivalent
MMBtu	Million British Thermal Units
MMcf/d	Million cubic feet per day
Mbbl/d	Thousand barrels per day
MMbbl/d	Million barrels per day
MMcm/d	Million cubic metres per day
mtpa	Million tonnes per annum
MW	Megawatt
psi	Pounds per square inch
scf	Standard cubic feet
TJ	Terajoule
TJ/d	Terajoules per day
tpa	Tonnes per annum
tpd	Tonnes per day
tph	Tonnes per hour
wmt	Wet metric tonnes

11    Shareholder information

11.1    Markets

BHP Billiton Limited has a primary listing on the Australian Securities Exchange (ASX) in Australia and BHP Billiton Plc has a premium listing on the UK Listing Authority’s Official List and its ordinary shares are admitted to trading on the London Stock Exchange (LSE). BHP Billiton Plc also has a secondary listing on the Johannesburg Stock Exchange (JSE) in South Africa.

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

Major shareholders

The tables in sections 7.20 and 7.21 of this Annual Report present information pertaining to the shares held by Directors and members of the Group Management Committee (GMC) in BHP Billiton Limited and BHP Billiton Plc.

Neither BHP Billiton Limited nor BHP Billiton Plc is directly or indirectly controlled by another corporation or by any government. Other than as described in section 2.10.2, no major shareholder possesses voting rights that differ from those attaching to all of BHP Billiton Limited’s voting securities.

BHP Billiton Limited

The tables in sections 7.20 and 7.21 of this Annual Report show the holdings for Directors and members of the GMC of BHP Billiton Limited, as a group, of BHP Billiton Limited’s voting securities. No person beneficially owned more than five per cent of BHP Billiton Limited’s voting securities. The following table shows holdings of five per cent or more of voting rights in BHP Billiton Limited’s shares as notified to BHP Billiton Limited under the Corporations Act 2001, Section 671B.

					Percentage of total voting rights (2)
Title of class	Identity of person or group	Date of notice received	Date of change	Number owned	2011	2010	2009
Ordinary shares	BlackRock Investment Management (Australia) Limited (1)	4 January 2010	2 December 2009	183,990,864	5.73%	5.48%	—

(1)

On 2 December 2009, the Barclays Global Investors business was acquired by BlackRock Investment Management (Australia) Limited. The combined holdings of BlackRock Investment Management (Australia) Limited following this acquisition triggered this disclosure.

(2)	The percentage quoted are based on the total voting rights of BHP Billiton Limited as at the date of the Annual Report each year of 3,211,691,105 (2011) and 3,358,359,496 (2010).

BHP Billiton Plc

The following table shows holdings of three per cent or more of voting rights in BHP Billiton Plc’s shares as notified to BHP Billiton Plc under the UK Disclosure and Transparency Rule 5. (1)

	Date of last notice				Percentage of total voting rights (2)
Title of class	Identity of person or group	Date received	Date of change	Number owned	2011	2010	2009
Ordinary shares	Legal & General Group Plc (3)	17 February 2010	16 February 2010	88,103,187	4.17%	3.99%	4.54%

Ordinary shares	BlackRock, Inc. (4)	3 December 2009	1 December 2009	213,014,043	10.08%	9.65%	—

(1)	There has been no change in the holdings of three per cent or more of the voting rights in BHP Billiton Plc’s shares notified to BHP Billiton Plc as at the date of this Report.

(2)

The percentages quoted are based on the total voting rights of BHP Billiton Plc as at the date of the Annual Report each year of 2,112,071,796 (2011), 2,207,007,544 (2010) and 2,207,007,544 (2009) respectively. The percentages for 2011 take into account the buyback of BHP Billiton Plc shares completed since the notifications were made.

(3)	The notification received from Legal & General Group Plc was a group disclosure covering the interests of Legal & General Group Plc and its subsidiaries.

(4)	On 1 December 2009, the Barclays Global Investors business was acquired by BlackRock, Inc. The combined holdings of BlackRock, Inc following this acquisition triggered this disclosure.

The following table shows holdings of Directors and members of the GMC of BHP Billiton Plc who were in office as at 30 June 2011, as a group, of BHP Billiton Plc’s voting securities as at that date. (1)

Title of class	Identity of person or group	Number owned	Percentage of total voting rights at 30 June 2011 (2)
Ordinary shares	Directors and Executives as a group	840,652	0.04%

(1)	As at the date of this Report, the Directors and members of the GMC who were in office at 30 June 2011 held 0.05 per cent of the total voting rights of BHP Billiton Plc (Number owned: 1,049,221).

(2)	The percentages quoted are based on the total voting rights of BHP Billiton Plc of 2,114,253,533 (at 30 June 2011) and 2,112,071,796 at the date of this Report.

Twenty largest shareholders as at 26 August 2011 (as named on the Register of Shareholders)

BHP Billiton Limited		Number of fully paid shares	% of issued capital
1.	HSBC Australia Nominees Pty Ltd	557,639,660	17.36
2.	J P Morgan Nominees Australia Limited	367,083,966	11.43
3.	National Nominees Ltd	322,837,804	10.05
4.	Citicorp Nominees Pty Limited <BHP Billiton ADR Holders A/C>	211,082,608	6.57
5.	Citicorp Nominees Pty Limited	134,103,375	4.18
6.	Australian Mutual Provident Society	78,570,157	2.45
7.	J P Morgan Nominees Australia Limited <Cash Income A/C>	59,699,015	1.86
8.	Citicorp Nominees Pty Limited <Colonial First State Inv A/C>	21,495,590	0.67
9.	Potter Warburg Nominees Pty Ltd	15,296,927	0.48
10.	Australian Foundation Investment Company Limited	14,257,441	0.44
11.	Queensland Investment Corporation	11,396,183	0.35
12.	Perpetual Trustee Australia Group	9,425,426	0.29
13.	Australian Reward Investment Alliance	9,020,225	0.28
14.	ARGO Investments Limited	7,813,209	0.24
15.	RBC Dexia Investor Services Australia Nominees Pty Limited <PIPOOLED A/C>	7,742,455	0.24
16.	Bond Street Custodians Limited	7,483,839	0.23
17.	RBC Dexia Investor Services Australia Nominees Pty Limited <MLCI A/C>	6,531,782	0.20
18.	UBS Nominees Pty Ltd	5,073,010	0.16
19.	INVIA Custodian Pty Limited	4,731,057	0.15
20.	Computershare Nominees CI Ltd <ASX Shareplus Control A/C>	4,726,717	0.15

		1,856,010,446	57.78

BHP Billiton Plc		Number of fully paid shares	% of issued capital
1.	PLC Nominees (Proprietary) Limited	421,314,153	19.72
2.	GEPF Equity	84,777,543	3.97
3.	State Street Nominees Limited < OM02>	75,724,298	3.54
4.	Chase Nominees Limited <LEND>	72,729,606	3.40
5.	National City Nominees Limited	61,844,575	2.90
6.	Chase Nominees Limited	61,096,900	2.86
7.	Nortrust Nominees Limited	53,287,271	2.49
8.	HSBC Global Custody Nominee (UK) Limited <357206>	51,073,913	2.39
9.	The Bank of New York (Nominees) Limited	39,211,464	1.84
10.	BNY Mellon Nominees Limited <BSDTGUSD>	39,058,277	1.83
11.	Nutraco Nominees Limited <781221>	36,800,000	1.72
12.	Nortrust Nominees Limited <SLEND>	35,994,595	1.68
13.	Vidacos Nominees Limited <CLRLUX2>	35,514,442	1.66
14.	Lynchwood Nominees Limited <2006420>	34,565,090	1.62
15.	State Street Nominees Limited <OM04>	34,383,999	1.61
16.	Industrial Development Corporation	33,804,582	1.58
17.	State Street Nominees Limited <OD64>	33,673,463	1.58
18.	Vidacos Nominees Limited <FGN>	25,979,661	1.22
19.	Chase Nominees Limited <BGILIFEL>	23,910,630	1.12
20.	State Street Nominees Limited <6H1E>	18,306,000	0.86

		1,273,050,462	59.59

US share ownership as at 30 June 2011

	BHP Billiton Limited					BHP Billiton Plc
	Shareholders Numbers	%	Shares Numbers		% of issued capital	Shareholders Numbers	%	Shares Numbers		% of issued capital
Classification of holder
Registered holders of voting securities	1,879	0.32	5,592,195		0.17	71	0.35	208,255		0.01
ADR holders	1,168	0.20	206,187,970	(a)	6.42	171	0.84	62,259,902	(b)	2.91

(a)	These shares translate to 103,093,985 ADRs.

(b)	These shares translate to 31,129,951 ADRs.

Distribution of shareholders and shareholdings as at 26 August 2011

	BHP Billiton Limited				BHP Billiton Plc
	Shareholders Numbers	%	Shares Numbers	%	Shareholders Numbers	%	Shares Numbers	%
Registered address
Australia	574,229	96.11	3,141,088,437	97.80	253	1.23	1,160,582	0.05
New Zealand	14,236	2.38	38,432,854	1.20	32	0.15	107,250	0.01
United Kingdom	3,383	0.57	10,963,904	0.34	17,888	86.99	1,680,002,743	78.64
United States	1,867	0.31	5,493,051	0.17	68	0.33	165,261	0.01
South Africa	121	0.02	220,481	0.01	1,367	6.65	436,372,576	20.43
Other	3,622	0.61	15,492,378	0.48	956	4.65	18,377,042	0.86

Total	597,458	100.00	3,211,691,105	100.00	20,564	100.00	2,136,185,454	100.00

	BHP Billiton Limited				BHP Billiton Plc
	Shareholders Numbers	%	Shares Numbers (a)%		Shareholders Numbers	%	Shares Numbers	%
Size of holding
1 – 500 (b)	267,118	44.71	60,994,963	1.90	10,791	52.48	2,737,804	0.13
501 – 1,000	113,931	19.07	88,334,332	2.75	4,270	20.76	3,175,107	0.15
1,001 – 5,000	167,404	28.02	376,705,139	11.73	3,439	16.72	7,098,410	0.33
5,001 – 10,000	28,137	4.70	198,905,703	6.19	461	2.24	3,255,880	0.15
10,001 – 25,000	15,452	2.59	232,539,570	7.24	377	1.83	6,046,164	0.28
25,001 – 50,000	3,444	0.58	117,670,365	3.66	224	1.09	8,138,452	0.38
50,001 – 100,000	1,265	0.21	86,605,095	2.70	246	1.20	17,704,552	0.83
100,001 – 250,000	497	0.08	72,035,148	2.24	264	1.28	43,028,762	2.01
250,001 – 500,000	114	0.02	39,621,594	1.23	172	0.84	62,374,367	2.92
500,001 – 1,000,000	38	0.01	24,529,965	0.76	106	0.52	75,080,870	3.52
1,000,001 and over	58	0.01	1,913,749,231	59.60	214	1.04	1,907,545,086	89.30

Total	597,458	100.00	3,211,691,105	100.00	20,564	100.00	2,136,185,454	100.00

(a)	One share entitles the holder to one vote.

(b)	Number of BHP Billiton Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$38.64 as at 26 August 2011 was 4,061.

	BHP Billiton Limited				BHP Billiton Plc
	Shareholders Numbers	%	Shares Numbers	%	Shareholders Numbers	%	Shares Numbers	%
Classification of holder
Corporate	133,906	22.41	2,205,096,399	68.66	10,972	53.36	2,122,564,541	99.36
Private	463,552	77.59	1,006,594,706	31.34	9,592	46.64	13,620,913	0.64

Total	597,458	100.00	3,211,691,105	100.00	20,564	100.00	2,136,185,454	100.00

11.3    Dividends

Policy

We have a progressive dividend policy that seeks to steadily increase or at least to maintain the dividend in US dollars at each half yearly payment.

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

BHP Billiton Limited

		Ordinary shares		American Depositary Shares (1)
BHP Billiton Limited		High A$	Low A$	High US$	Low US$
FY2006		32.00	18.09	49.21	27.35
FY2007		35.38	23.86	60.39	36.19
FY2008		49.55	31.00	95.00	52.27
FY2009		44.40	21.10	82.86	24.62
FY2010	First quarter	39.59	32.14	68.89	49.54
	Second quarter	43.12	36.20	77.90	62.63
	Third quarter	44.47	39.20	81.80	67.90
	Fourth quarter	44.63	36.28	82.86	58.44
FY2011	First quarter	41.55	36.98	76.97	62.42
	Second quarter	46.47	39.46	92.92	76.38
	Third quarter	47.36	42.97	96.02	84.88
	Fourth quarter	49.55	41.36	102.68	88.38

	Ordinary shares		American Depositary Shares (1)
BHP Billiton Limited	High A$	Low A$	High US$	Low US$
Month of January 2011	46.05	44.25	92.91	87.20
Month of February 2011	47.36	44.62	95.69	91.45
Month of March 2011	47.25	42.97	96.02	84.88
Month of April 2011	49.55	45.83	102.68	96.84
Month of May 2011	46.15	42.97	100.16	90.55
Month of June 2011	44.53	41.36	94.63	88.38
Month of July 2011	44.95	41.42	96.80	89.65
Month of August 2011	42.30	36.60	90.72	71.88

(1)	Each ADS represents the right to receive two BHP Billiton Limited ordinary shares.

The total market capitalisation of BHP Billiton Limited at 30 June 2011 was A$140.6 billion (US$150.6 billion equivalent), which represented approximately 9.52 per cent of the total market capitalisation of all companies listed on the ASX. The closing price for BHP Billiton Limited ordinary shares on the ASX on that date was A$43.80.

BHP Billiton Plc

		Ordinary shares		American Depositary Shares (1)
BHP Billiton Plc		High UK pence	Low UK pence	High US$	Low US$
FY2006		1,211.50	722.00	45.50	25.90
FY2007		1,390.00	853.00	56.40	33.20
FY2008		2,196.00	1,183.00	85.62	47.83
FY2009		1,841.00	752.50	74.18	21.16
FY2010	First quarter	1,766.00	1,287.50	58.69	41.88
	Second quarter	2,012.50	1,627.00	64.66	51.93
	Third quarter	2,268.50	1,824.50	68.88	57.26
	Fourth quarter	2,334.50	1,735.00	70.95	49.45
FY2011	First quarter	2,038.50	1,684.50	64.61	51.61
	Second quarter	2,616.00	2,026.50	80.91	64.18
	Third quarter	2,561.00	2,213.50	82.38	70.53
	Fourth quarter	2,631.50	2,244.00	85.47	72.95

	Ordinary shares		American Depositary Shares (1)
BHP Billiton Plc	High UK pence	Low UK pence	High US$	Low US$
Month of January 2011	2,553.50	2,379.00	80.36	75.20
Month of February 2011	2,561.00	2,337.50	82.38	76.29
Month of March 2011	2,491.50	2,213.50	80.97	70.53
Month of April 2011	2,631.50	2,454.50	85.47	80.31
Month of May 2011	2,487.00	2,304.00	83.30	74.46
Month of June 2011	2,452.00	2,244.00	78.43	72.95
Month of July 2011	2,521.50	2,273.00	80.69	73.72
Month of August 2011	2,258.00	1,846.00	74.02	57.61

(1)	Each ADS represents the right to receive two BHP Billiton Plc ordinary shares.

The total market capitalisation of BHP Billiton Plc at 30 June 2011 was £51.8 billion (US$83.3 billion equivalent), which represented approximately 2.65 per cent of the total market capitalisation of all companies listed on the LSE. The closing price for BHP Billiton Plc ordinary shares on the LSE on that date was £24.52.

11.5    American Depositary Receipts (ADR) fees and charges

Depositary fees

Citibank, N.A. (Citibank) serves as the depositary bank for both of our American Depositary Receipt (ADR) programs. ADR holders agree to the terms in the deposit agreement filed with the Securities and Exchange Commission for depositing American Depositary Shares (ADSs) or surrendering shares for cancellation and for certain services as provided by Citibank. Holders are required to pay all fees for general depositary services provided by Citibank in each of the BHP Billiton ADR programs, as set forth in the tables below.

Standard depositary fees:

Depositary service	Fee payable by the ADR holders
Issuance of ADSs upon deposit of Shares	Up to US$5.00 per 100 ADSs (or fraction thereof) issued

Delivery of Deposited Securities against surrender of ADSs	Up to US$5.00 per 100 ADSs (or fraction thereof) surrendered

Distribution of Cash Distributions	No fee

Corporate actions depositary fees:

Depositary service	Fee payable by the ADR holders
Cash Distributions (i.e. sale of rights, other entitlements, return of capital)	Up to US$2.00 per 100 ADSs (or fraction thereof) held

Distribution of ADSs pursuant to exercise of rights to purchase additional ADSs. Excludes stock dividends and stock splits	Up to US$5.00 per 100 ADSs (or fraction thereof) held

Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e. spin-off shares)	Up to US$5.00 per 100 ADSs (or fraction thereof) held

Distribution of ADSs pursuant to an ADR ratio change in which shares are not distributed	No fee

Fees payable by the Depositary to the Issuer

Citibank has reimbursed BHP Billiton US$2.2 million in FY2011 for ADR program related expenses for both of BHP Billiton’s ADR programs (FY2010 US$2.6 million). ADR program related expenses include legal and accounting fees, listing fees, expenses related to investor relations in the US, fees payable to service providers for the distribution of material to ADR holders, expenses of Citibank, as administrator of the ADS Direct Plan and expenses to remain in compliance with applicable laws.

Citibank has further agreed to waive other ADR program related expenses for FY2011 amounting to less than US$0.02 million which are associated with the administration of the ADR programs ( FY2010 less than US$0.02 million).

Our ADR programs trade on the New York Stock Exchange under the stock tickers BHP and BBL for the Limited and Plc programs respectively. As of 30 June 2011, there were 103,093,985 shares outstanding in the BHP Billiton Limited ADR program and 31,129,951 shares outstanding in the BHP Billiton Plc ADR program. Both of the ADR programs have a 2:1 ordinary shares to ADR ratio.

11.6     Taxation

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

Australian taxation

In this section, references to ‘resident’ and ‘non-resident’ refer to residence status for Australian income tax purposes.

Dividends

Dividends (including other distributions treated as dividends for Australian tax purposes) paid by BHP Billiton Limited to a US holder who or which is a resident of Australia, or whose holding is effectively connected with a permanent establishment in Australia, may be subject to income tax.

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

The payment of Australian income tax by an Australian company, such as BHP Billiton Limited, generates a ‘franking credit’ for the company. Broadly, an amount of tax paid by the company flows through to shareholders (as a franking credit) when the company pays a dividend which is franked by the company. Fully franked dividends paid to non-resident shareholders are not subject to withholding tax.

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

Sale of ordinary shares and ADSs

A US holder who or which is a resident of Australia (other than certain temporary residents) may be liable for income tax on any profit on disposal of ordinary shares or ADSs, or Australian capital gains tax on any gain on disposal of ordinary shares or ADSs acquired after 19 September 1985.

No income or other tax is payable on any profit on disposal of ordinary shares or ADSs held by a US holder who or which is a non-resident of Australia except if the profit is of an income nature and sourced in Australia, or the sale is subject to Australian capital gains tax because the ordinary shares or ADSs are ‘taxable Australian property’. Under the Australian Treaty, if the profit is sourced in Australia, it will not be taxable in Australia if it represents business profits of an enterprise carried on by a US holder entitled to treaty benefits and the enterprise does not carry on business in Australia through a permanent establishment situated in Australia. Australian capital gains tax will not generally apply to a disposal of the ordinary shares or ADSs by a US holder who or which is a non-resident of Australia unless the shares or ADSs have been acquired after 19 September 1985 and:

•	the ordinary shares or ADSs have been used by the US holder in carrying on a trade or business through a permanent establishment in Australia;

•

the US holder (together with associates) directly or indirectly owns or owned 10 per cent or more of the issued share capital of BHP Billiton Limited at the time of the disposal or throughout a 12-month period during the two years prior to the time of disposal and the market values of BHP Billiton Limited’s assets that are taxable Australian real property at the time of disposal exceeds the market values of BHP Billiton Limited’s assets that are not taxable Australian real property at that time; or

•	the US holder is an individual who elected on becoming a non-resident of Australia to continue to have the ordinary shares or ADSs subject to Australian capital gains tax.

Gift, estate and inheritance tax

Australia does not impose any gift, estate or inheritance taxes in relation to gifts of shares or ADSs or upon the death of a shareholder.

Stamp duty

An issue or transfer of BHP Billiton Limited shares or ADSs does not require the payment of Australian stamp duty.

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

Dividends

Under US federal income tax laws and subject to the passive foreign investment company, (PFIC) rules discussed below, a US holder must include in its gross income the gross amount of any dividend paid by BHP Billiton Limited out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). The holder must include any Australian tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive it. The dividend is taxable to the holder when the holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend.

Dividends paid to a non-corporate US holder on shares or ADSs in taxable years beginning before 1 January 2013 will be taxable at the rate applicable to long-term capital gains (generally at a rate of 15 per cent) provided that the US holder holds the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and does not enter into certain risk reduction transactions with respect to the shares or ADSs during the abovementioned holding period. In addition, a non-corporate US holder that elects to treat the dividend income as ‘investment income’ pursuant to Section 163(d)(4) of the US Internal Revenue Code

will not be eligible for the reduced rate of taxation. In the case of a corporate US holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

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

Passive Foreign Investment Company Rules

We do not believe that the BHP Billiton Limited ordinary shares or ADSs will be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually at the end of the year and thus may be subject to change. If BHP Billiton Limited were treated as a PFIC, any gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as a capital gain. Instead, a US holder would be treated as if it had realised such gain and certain ‘excess distributions’ ratably over its holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received with respect to ordinary shares or ADSs would not be eligible for the special tax rates applicable to qualified dividend income if BHP Billiton Limited were a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income. Assuming the shares or ADSs are ‘marketable stock’, a US holder may mitigate the adverse tax consequences described above by electing to be taxed annually on a mark-to-market basis with respect to such shares or ADSs.

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

UK inheritance tax

Under the current the UK–US Inheritance and Gift Tax Treaty, ordinary shares or ADSs held by a US holder who is domiciled for the purposes of the UK–US Inheritance and Gift Tax Treaty in the US, and is not for the purposes of the UK–US Inheritance and Gift Tax Treaty a national of the UK, will generally not be subject to UK inheritance tax on the individual’s death or on a chargeable gift of the ordinary shares or ADSs during the individual’s lifetime, provided that any applicable US federal gift or estate tax liability is paid, unless the ordinary shares or ADSs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. Where the ordinary shares or ADSs have been placed in trust by a settlor who, at the time of settlement, was a US resident shareholder, the ordinary shares or ADSs will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the US and was a UK national.

In the exceptional case where the ordinary shares or ADSs are subject to both UK inheritance tax and US federal gift or estate tax, the UK–US Inheritance and Gift Tax Treaty generally provides for double taxation to be relieved by means of credit relief.

UK stamp duty and stamp duty reserve tax

UK stamp duty or stamp duty reserve tax (SDRT) will, subject to certain exemptions, be payable on any issue or transfer of shares to the Depositary or their nominee where those shares are for inclusion in the ADR program at a rate of 1.5 per cent of their price (if issued), the amount of any consideration provided (if transferred on sale) or their value (if transferred for no consideration). From 1 October 2009, this 1.5 per cent charge has generally ceased to apply to issues of shares into EU depositary receipt systems and into EU clearance systems. However, the 1.5 per cent charge continues to apply to the issue of shares to a clearance service or a depositary receipt issuer located outside the EU. No SDRT would be payable on the transfer of an ADS. No UK stamp duty should be payable on the transfer of an ADS provided that the instrument of transfer is executed and remains at all times outside the UK. Transfers of ordinary shares to persons other than the Depositary or their nominee will give rise to stamp duty or SDRT at the time of transfer. The relevant rate is currently 0.5 per cent of the amount payable for the shares. The purchaser normally pays the stamp duty or SDRT.

Special rules apply to transactions involving intermediates and stock lending.

US taxation

This section describes the material US federal income tax consequences to a US holder of owning ordinary shares or ADSs. It applies only to ordinary shares or ADSs that are held as capital assets for tax purposes. This section does not apply to a holder of ordinary shares or ADSs that is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities who elects to use a mark-to-market method of accounting for its securities holdings, a tax-exempt organisation, a life insurance company, a person liable for alternative minimum tax, a person who actually or constructively owns 10 per cent or more of the voting stock of BHP Billiton Plc, a person who holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, or a person whose functional currency is not the US dollar.

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

Dividends paid to a non-corporate US holder on shares or ADSs in taxable years beginning before 1 January 2013 will be taxable at the rate applicable to long-term capital gains (generally at a rate of 15 per cent) provided that the US holder holds the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, and does not enter into certain risk reduction transactions with respect to the shares or ADSs during the abovementioned holding period. In addition, a non-corporate US holder that elects to treat the dividend income as ‘investment income’ pursuant to Section 163(d)(4) of the Internal Revenue Code will not be eligible for the reduced rate of taxation. In the case of a corporate US holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

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

Passive Foreign Investment Company Rules

We do not believe that the BHP Billiton Plc ordinary shares or ADSs will be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually at the end of the year and thus may be subject to change. If BHP Billiton Plc were treated as a PFIC, any gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as a capital gain. Instead, a

US holder would be treated as if it had realised such gain and certain ‘excess distributions’ ratably over its holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received with respect to ordinary shares or ADSs would not be eligible for the special tax rates applicable to qualified dividend income if BHP Billiton Plc were a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income. Assuming the shares or ADSs are ‘marketable stock’, a US holder may mitigate the adverse tax consequences described above by electing to be taxed annually on a mark-to-market basis with respect to such shares or ADSs.

11.7    Ancillary information for our shareholders

Information for BHP Billiton Limited and BHP Billiton Plc shareholders is provided in the BHP Billiton Group Annual Report 2011 and the Summary Review 2011.

The Annual Report provides the detailed financial data and information on the BHP Billiton Group’s performance required to comply with the reporting regimes in Australia, UK and the US. There are no specific disclosure requirements for the Summary Review, which is published as an investor communication for shareholders.

Shareholders of BHP Billiton Limited will receive a copy of the Annual Report or the Summary Review if they have requested a copy. Shareholders of BHP Billiton Plc will receive the Annual Report if they have requested a copy. ADR holders may view all documents online at www.bhpbilliton.com or opt to receive a hard copy by application to the appropriate BHP Billiton Share Registrar.

Change of shareholder details and enquiries

Shareholders wishing to contact BHP Billiton on any matter relating to their shares or ADR holdings are invited to telephone the appropriate office of the BHP Billiton Share Registrar or Transfer Office listed on the inside back cover of the Annual Report.

Please ensure any changes to your shareholding details are notified to the relevant Registrar in a timely manner.

Shareholders can also access their current shareholding details and change many of these details online via BHP Billiton’s website www.bhpbilliton.com. The website requires you to quote your Shareholder Reference Number (SRN) or Holder Identification Number (HIN) in order to access this information.

Alternative access to the Annual Report and Summary Review

We offer an alternative for all shareholders who wish to be advised of the availability of the Annual Report and Summary Review through our website via an email notification. By providing an email address through our website, shareholders will be notified by email when the Annual Report and Summary Review have been released. Shareholders will also receive notification of other major BHP Billiton announcements by email. If you require further information or you would like to make use of this service, please visit our website www.bhpbilliton.com.

ADR holders wishing to receive a hard copy of the Annual Report 2011 can do so by accessing citibank.ar.wilink.com or by calling Citibank Shareholder Services during business hours. ADR holders may also contact the adviser that administers their investments. Holders of BHP Billiton Plc shares dematerialised into STRATE should liaise directly with their Central Securities Depository Participant (CSDP) or broker.

Key dates for shareholders

The following table sets out future dates in the next financial and calendar year of interest to our shareholders. If there are any changes to these dates, all relevant stock exchanges (see section 11.1) will be notified.

Date	Event
29 September 2011	Final Dividend Payment Date

20 October 2011

BHP Billiton Plc Annual General Meeting in London

Venue:

The Queen Elizabeth II Conference Centre

Broad Sanctuary

Westminster

London SW1P 3EE

UK

Time: 11.00am (local time)

Details of the business of the meeting are contained in the separate Notice of Meeting

17 November 2011

BHP Billiton Limited Annual General Meeting in Melbourne

Venue:

Melbourne Convention and Exhibition Centre

1 Convention Centre Place

Melbourne

Australia

Time: 10.30am (local time)

Details of the business of the meeting are contained in the separate Notice of Meeting

8 February 2012	Interim Results Announced

2 March 2012	Interim Dividend Record Date

22 March 2012	Interim Dividend Payment Date

22 August 2012	Annual Results Announced

12    Exhibits

Exhibits marked “*” have been filed as exhibits to this annual report on Form 20-F. Remaining exhibits have been incorporated by reference as indicated.

Exhibit 1    Constitution

*1.1	Constitution of BHP Billiton Limited.

*1.2	Memorandum and Articles of Association of BHP Billiton Plc.

Exhibit 4    Material Contracts

4.1	DLC Structure Sharing Agreement, dated 29 June 2001, between BHP Limited and Billiton Plc. (1)

4.2	SVC Special Voting Shares Deed, dated 29 June 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (1)

4.3	SVC Special Voting Shares Amendment Deed, dated 13 August 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (1)

4.4	Deed Poll Guarantee, dated 29 June 2001, of BHP Limited. (1)

4.5	Deed Poll Guarantee, dated 29 June 2001, of Billiton Plc. (1)

4.6	Form of Service Agreement for Specified Executive (referred to in this Annual Report as the Key Management Personnel). (2)

4.7	BHP Billiton Ltd Group Incentive Scheme Rules 2004, dated August 2008. (3)

*4.8	BHP Billiton Ltd Long Term Incentive Plan Rules, dated November 2010.

4.9	BHP Billiton Plc Group Incentive Scheme Rules 2004, dated August 2008. (3)

*4.10	BHP Billiton Plc Long Term Incentive Plan Rules, dated November 2010.

4.11	Agreement and Plan of Merger by and among BHP Billiton Limited, BHP Billiton Petroleum (North America) Inc., North America Holdings II Inc. and Petrohawk Energy Corporation, dated 14 July 2011. (4)

Exhibit 8    List of Subsidiaries

*8.1	List of subsidiaries of BHP Billiton Limited and BHP Billiton Plc

Exhibit 12    Certifications (section 302)

*12.1	Certification by Chief Executive Officer, Mr Marius Kloppers, dated 21 September 2011

*12.2	Certification by Chief Financial Officer, Mr Alex Vanselow, dated 21 September 2011

Exhibit 13    Certifications (section 906)

*13.1	Certification by Chief Executive Officer, Mr Marius Kloppers, dated 21 September 2011

*13.2	Certification by Chief Financial Officer, Mr Alex Vanselow, dated 21 September 2011

Exhibit 15    Consent of Independent Registered Public Accounting Firm

*15.1	Consent of Independent Registered Public Accounting Firms KPMG and KPMG Audit Plc for incorporation by reference of audit reports in registration statements on Form F-3 and Form S-8

Exhibit 99    Miscellaneous

*99.1	Disclosure of Mine Safety and Health Administration (“MSHA”) Safety Data.

*99.2	Report of Netherland Sewell and Associates, Inc. regarding estimated proved reserves and future revenue, as of 30 June 2011, to BHP Billiton’s interest in certain gas properties located in the Fayetteville Shale, Arkansas.

*99.3	Consent of Netherland, Sewell and Associates, Inc. for inclusion of Fayetteville Shale oil and gas reserves report in Form 20-F.

Footnotes

(1)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2001 on 19 November 2001.

(2)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2005 on 3 October 2005.

(3)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2008 on 15 September 2008.

(4)	Previously filed as an exhibit to BHP Billiton Limited’s tender offer statement on schedule TO on 15 July 2011.

SIGNATURE

The registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this annual report on their behalf.

BHP Billiton Limited

BHP Billiton Plc

/s/ Alex Vanselow
Alex Vanselow Chief Financial Officer

Date: 21 September 2011

BHP BILLITON 2011 FINANCIAL STATEMENTS

Consolidated Income Statement

for the year ended 30 June 2011

	Notes	2011	2010	2009
		US$M	US$M	US$M
Revenue
Group production		67,903	48,193	44,113
Third party products	2	3,836	4,605	6,098

Revenue	2	71,739	52,798	50,211
Other income	4	531	528	589
Expenses excluding net finance costs	5	(40,454)	(33,295)	(38,640)

Profit from operations		31,816	20,031	12,160

Comprising:
Group production		31,718	19,920	11,657
Third party products		98	111	503

		31,816	20,031	12,160

Financial income	6	245	215	309
Financial expenses	6	(806)	(674)	(852)

Net finance costs	6	(561)	(459)	(543)

Profit before taxation		31,255	19,572	11,617

Income tax expense	7	(6,481)	(6,112)	(4,784)
Royalty related taxation (net of income tax benefit)	7	(828)	(451)	(495)

Total taxation expense	7	(7,309)	(6,563)	(5,279)

Profit after taxation		23,946	13,009	6,338

Attributable to non-controlling interests		298	287	461
Attributable to members of BHP Billiton Group		23,648	12,722	5,877

Earnings per ordinary share (basic) (US cents)	8	429.1	228.6	105.6
Earnings per ordinary share (diluted) (US cents)	8	426.9	227.8	105.4

Dividends per ordinary share – paid during the period (US cents)	9	91.0	83.0	82.0
Dividends per ordinary share – declared in respect of the period (US cents)	9	101.0	87.0	82.0

The accompanying notes form part of these financial statements.

Consolidated Statement of Comprehensive Income

for the year ended 30 June 2011

	Notes	2011	2010	2009
		US$M	US$M	US$M
Profit after taxation		23,946	13,009	6,338
Other comprehensive income
Actuarial losses on pension and medical schemes		(113)	(38)	(227)
Available for sale investments:
Net valuation (losses)/gains taken to equity		(70)	167	3
Net valuation (gains)/losses transferred to the income statement		(47)	2	58
Cash flow hedges:
(Losses)/gains taken to equity		—	(15)	710
Realised losses transferred to the income statement		—	2	22
Unrealised gains transferred to the income statement		—	—	(48)
Gains transferred to the initial carrying amount of hedged items		—	—	(26)
Exchange fluctuations on translation of foreign operations taken to equity		19	1	27
Exchange fluctuations on translation of foreign operations transferred to the income statement		—	(10)	—
Tax recognised within other comprehensive income	7	120	111	(253)

Total other comprehensive income		(91)	220	266

Total comprehensive income		23,855	13,229	6,604

Attributable to non-controlling interests		284	294	458
Attributable to members of BHP Billiton Group		23,571	12,935	6,146

The accompanying notes form part of these financial statements.

Consolidated Balance Sheet

as at 30 June 2011

	Notes	2011	2010
		US$M	US$M
ASSETS
Current assets
Cash and cash equivalents	23	10,084	12,456
Trade and other receivables	10	8,197	6,543
Other financial assets	11	264	292
Inventories	12	6,154	5,334
Current tax assets		273	189
Other		308	320

Total current assets		25,280	25,134

Non-current assets
Trade and other receivables	10	2,093	1,381
Other financial assets	11	1,602	1,510
Inventories	12	363	343
Property, plant and equipment	13	68,468	55,576
Intangible assets	14	904	687
Deferred tax assets	7	3,993	4,053
Other		188	168

Total non-current assets		77,611	63,718

Total assets		102,891	88,852

LIABILITIES
Current liabilities
Trade and other payables	15	9,718	6,467
Interest bearing liabilities	16	3,519	2,191
Other financial liabilities	17	288	511
Current tax payable		3,693	1,685
Provisions	18	2,256	1,899
Deferred income		259	289

Total current liabilities		19,733	13,042

Non-current liabilities
Trade and other payables	15	555	469
Interest bearing liabilities	16	12,388	13,573
Other financial liabilities	17	79	266
Deferred tax liabilities	7	2,683	4,320
Provisions	18	9,269	7,433
Deferred income		429	420

Total non-current liabilities		25,403	26,481

Total liabilities		45,136	39,523

Net assets		57,755	49,329

EQUITY
Share capital – BHP Billiton Limited	19	1,183	1,227
Share capital – BHP Billiton Plc	19	1,070	1,116
Treasury shares	19	(623)	(525)
Reserves	20	2,001	1,906
Retained earnings	20	53,131	44,801

Total equity attributable to members of BHP Billiton Group		56,762	48,525
Non-controlling interests	20	993	804

Total equity		57,755	49,329

The accompanying notes form part of these financial statements.

The financial statements were approved by the Board of Directors on 6 September 2011 and signed on its behalf by:

Jacques Nasser AO	Marius Kloppers
Chairman	Chief Executive Officer

Consolidated Cash Flow Statement

for the year ended 30 June 2011

	Notes	2011	2010	2009
		US$M	US$M	US$M
Operating activities
Profit before taxation		31,255	19,572	11,617
Adjustments for:
Non-cash exceptional items		(150)	(255)	5,460
Depreciation and amortisation expense		5,039	4,759	3,871
Net gain on sale of non-current assets		(41)	(114)	(38)
Impairments of property, plant and equipment, financial assets and intangibles		74	35	190
Employee share awards expense		266	170	185
Financial income and expenses		561	459	543
Other		(384)	(265)	(320)
Changes in assets and liabilities:
Trade and other receivables		(1,960)	(1,713)	4,894
Inventories		(792)	(571)	(116)
Trade and other payables		2,780	565	(847)
Net other financial assets and liabilities		46	(90)	(769)
Provisions and other liabilities		387	(306)	(497)

Cash generated from operations		37,081	22,246	24,173
Dividends received		12	20	30
Interest received		107	99	205
Interest paid		(562)	(520)	(519)
Income tax refunded		74	552	—
Income tax paid		(6,025)	(4,931)	(5,129)
Royalty related taxation paid		(607)	(576)	(906)

Net operating cash flows		30,080	16,890	17,854

Investing activities
Purchases of property, plant and equipment		(11,147)	(9,323)	(9,492)
Exploration expenditure		(1,240)	(1,333)	(1,243)
Exploration expenditure expensed and included in operating cash flows		981	1,030	1,009
Purchase of intangibles		(211)	(85)	(141)
Investment in financial assets		(238)	(152)	(40)
Investment in subsidiaries, operations and jointly controlled entities, net of their cash		(4,807)	(508)	(286)
Payment on sale of operations		—	(156)	(126)

Cash outflows from investing activities		(16,662)	(10,527)	(10,319)
Proceeds from sale of property, plant and equipment		80	132	164
Proceeds from financial assets		118	34	96
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash		—	376	17

Net investing cash flows		(16,464)	(9,985)	(10,042)

Financing activities
Proceeds from interest bearing liabilities		1,374	567	7,323
Proceeds from debt related instruments		222	103	354
Repayment of interest bearing liabilities		(2,173)	(1,155)	(3,748)
Proceeds from ordinary shares		32	12	29
Contributions from non-controlling interests		—	335	—
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts		(469)	(274)	(169)
Share buy-back – BHP Billiton Limited		(6,265)	—	—
Share buy-back – BHP Billiton Plc		(3,595)	—	—
Dividends paid		(5,054)	(4,618)	(4,563)
Dividends paid to non-controlling interests		(90)	(277)	(406)

Net financing cash flows		(16,018)	(5,307)	(1,180)

Net (decrease)/increase in cash and cash equivalents		(2,402)	1,598	6,632
Cash and cash equivalents, net of overdrafts, at the beginning of financial year		12,455	10,831	4,173
Effect of foreign currency exchange rate changes on cash and cash equivalents		27	26	26

Cash and cash equivalents, net of overdrafts, at the end of the financial year	23	10,080	12,455	10,831

The accompanying notes form part of these financial statements.

Consolidated Statement of Changes in Equity

for the year ended 30 June 2011

	Attributable to members of the BHP Billiton Group
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total	Non- controlling interests	Total equity
	US$M
Balance as at 1 July 2010	1,227	1,116	(525)	1,906	44,801	48,525	804	49,329
Total comprehensive income	—	—	—	(66)	23,637	23,571	284	23,855
Transactions with owners:
BHP Billiton Limited shares bought back and cancelled	(44)	—	—	—	(6,301)	(6,345)	—	(6,345)
BHP Billiton Plc shares bought back	—	—	(3,678)	—	—	(3,678)	—	(3,678)
BHP Billiton Plc shares cancelled	—	(46)	3,595	46	(3,595)	—	—	—
Purchase of shares by ESOP Trusts	—	—	(469)	—	—	(469)	—	(469)
Employee share awards exercised net of employee contributions	—	—	454	(121)	(294)	39	—	39
Employee share awards forfeited	—	—	—	(9)	9	—	—	—
Accrued employee entitlement for unvested awards	—	—	—	266	—	266	—	266
Distribution to option holders	—	—	—	(21)	—	(21)	(17)	(38)
Dividends	—	—	—	—	(5,126)	(5,126)	(90)	(5,216)
Equity contributed	—	—	—	—	—	—	12	12

Balance as at 30 June 2011	1,183	1,070	(623)	2,001	53,131	56,762	993	57,755

Balance as at 1 July 2009	1,227	1,116	(525)	1,305	36,831	39,954	757	40,711
Total comprehensive income	—	—	—	197	12,738	12,935	294	13,229
Transactions with owners:
Purchase of shares by ESOP Trusts	—	—	(274)	—	—	(274)	—	(274)
Employee share awards exercised net of employee contributions	—	—	274	(88)	(178)	8	—	8
Employee share awards forfeited	—	—	—	(28)	28	—	—	—
Accrued employee entitlement for unvested awards	—	—	—	170	—	170	—	170
Issue of share options to non-controlling interests	—	—	—	43	—	43	16	59
Distribution to option holders	—	—	—	(10)	—	(10)	(6)	(16)
Dividends	—	—	—	—	(4,618)	(4,618)	(277)	(4,895)
Equity contributed	—	—	—	317	—	317	20	337

Balance as at 30 June 2010	1,227	1,116	(525)	1,906	44,801	48,525	804	49,329

Balance as at 1 July 2008	1,227	1,116	(514)	750	35,756	38,335	708	39,043
Total comprehensive income	—	—	—	404	5,742	6,146	458	6,604
Transactions with owners:
Purchase of shares by ESOP Trusts	—	—	(169)	—	—	(169)	—	(169)
Employee share awards exercised net of employee contributions	—	—	158	(34)	(104)	20	—	20
Accrued employee entitlement for unvested awards	—	—	—	185	—	185	—	185
Dividends	—	—	—	—	(4,563)	(4,563)	(406)	(4,969)
Equity contributed	—	—	—	—	—	—	(3)	(3)

Balance as at 30 June 2009	1,227	1,116	(525)	1,305	36,831	39,954	757	40,711

The accompanying notes form part of these financial statements.

Notes to Financial Statements

1    Accounting policies

Dual Listed Companies’ structure and basis of preparation of financial statements

Merger terms

On 29 June 2001, BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, and BHP Billiton Plc (previously known as Billiton Plc), a United Kingdom (UK) listed company, entered into a Dual Listed Company (DLC) merger. This was effected by contractual arrangements between the Companies and amendments to their constitutional documents.

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

Accounting for the DLC merger

The basis of accounting for the DLC merger was established under Australian and UK Generally Accepted Accounting Practice (GAAP), pursuant to the requirements of the Australian Securities and Investments Commission (ASIC) Practice Note 71 ‘Financial Reporting by Australian Entities in Dual-Listed Company Arrangements’, an order issued by ASIC under section 340 of the Corporations Act 2001 on 2 September 2002, and in accordance with the UK Companies Act 1985. In accordance with the transitional provisions of IFRS 1/AASB 1 ‘First-time Adoption of International Financial Reporting Standards’, the same basis of accounting is applied under International Financial Reporting Standards. Accordingly, these financial statements consolidate the Group as follows:

•	Results for the years ended 30 June 2011, 30 June 2010 and 30 June 2009 are of the consolidated entity comprising the BHP Billiton Limited Group and the BHP Billiton Plc Group.

•	Assets and liabilities of the BHP Billiton Limited Group and the BHP Billiton Plc Group were consolidated at the date of the merger at their existing carrying amounts.

Basis of preparation

This general purpose financial report for the year ended 30 June 2011 has been prepared in accordance with the requirements of the Australian Corporations Act 2001 and the UK Companies Act 2006 and with:

•

Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards and interpretations as issued by the Australian Accounting Standards Board (AASB) effective as of 30 June 2011;

•	International Financial Reporting Standards and interpretations as adopted by the European Union (EU) effective as of 30 June 2011;

•	International Financial Reporting Standards and interpretations as issued by the International Accounting Standards Board effective as of 30 June 2011.

The above standards and interpretations are collectively referred to as ‘IFRS’ in this report.

The principal standards that have been adopted for the first time in these financial statements are:

•

‘Improvements to IFRSs 2009’/AASB 2009-4 ‘Amendments to Australian Accounting Standards arising from the Annual Improvements Project’ and AASB 2009-5 ‘Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project’ include a collection of minor amendments to IFRS. These amendments include a requirement to classify expenditures which do not result in a recognised asset as a cash flow from operating activities. This has resulted in exploration cash flows of US$1,030 million for the year ended 30 June 2010 (2009: US$1,009 million), which were not recognised as assets, being reclassified from net investing cash flows to net operating cash flows in the Consolidated Cash Flow Statement.

The following standards may have an impact on the Group in future reporting periods but are not yet effective:

•	IFRS 9/AASB 9 ‘Financial Instruments’ modifies the classification and measurement of certain classes of financial assets and liabilities;

•

IFRS 10/AASB 10 ‘Consolidated Financial Statements’ is a replacement of IAS 27/AASB 127 ‘Consolidations’. The revised standard introduces a new, single definition of control which may impact which entities are consolidated into the Group;

•

IFRS 11/AASB 11 ‘Joint Ventures’ modifies the definition of joint control and focuses on the rights and obligations of joint arrangements to determine the accounting treatment. It distinguishes between joint operations and joint ventures and may require use of the equity method for certain investments in jointly controlled entities which are currently proportionately consolidated;

•	IFRS 13/AASB 13 ‘Fair Value Measurement’ replaces fair value measurement guidance in individual IFRSs with a single source of fair value measurement guidance;

•

Amendments to IAS 19/AASB 119 ‘Employee Benefits’. These amendments require all actuarial gains and losses to be recognised immediately in other comprehensive income and require the expected return on plan assets (recognised in the income statement) to be calculated based on the rate used to discount the defined benefit obligation.

These standards are available for early adoption in the 30 June 2011 financial year as permitted by the Australian Corporations Act 2001 but have not been applied in the preparation of these financial statements. None of these standards have been endorsed by the EU and hence are not available for early adoption in the EU. The potential impacts on the financial statements of the Group of adopting these standards have not yet been determined unless otherwise indicated.

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

Change in accounting policy

The accounting policies have been consistently applied by all entities included in the Group consolidated financial statements and are consistent with those applied in all prior years presented other than changes required by the adoption of new and amended accounting standards as discussed above and a change in accounting policy relating to dividend equivalent payment entitlements of employee share awards.

As permitted by IFRS 2 ‘Share-based Payment’, the Group has elected to incorporate the value of dividend equivalent payment entitlements into the grant date fair value of the associated equity-settled share-based payment awards. Previously, the Group elected to measure and recognise the dividend equivalent payment as a separate cash-settled share-based payment.

This change in accounting policy was made to simplify the administration and accounting for dividend equivalent payments and better integrate the accounting into the fair value basis of measuring employee share awards. Following this change in accounting policy, an employee benefit provision of US$75 million was reversed (US$16 million tax expense) and an additional share-based payments expense of US$48 million was recognised with a corresponding increase in the Employee share awards reserve (US$10 million income tax credit). Comparative amounts have not been restated.

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

Jointly controlled assets

The Group has certain contractual arrangements with other participants to engage in joint activities involving the joint ownership of assets dedicated to the purposes of each venture. These arrangements do not create a jointly controlled entity as the venturers directly derive the benefits of operation of their jointly owned assets, rather than deriving returns from an interest in a separate entity.

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

Goodwill

Where the fair value of consideration paid for a business combination exceeds the fair value of the Group’s share of the identifiable net assets acquired, the difference is treated as purchased goodwill. Where the fair value of the Group’s share of the identifiable net assets acquired exceeds the cost of acquisition, the difference is immediately recognised in the income statement. The recognition and measurement of goodwill attributable to a non-controlling interest in a business combination is determined on a transaction by transaction basis. Goodwill is not amortised, however its carrying amount is assessed annually against its recoverable amount as explained below under ‘Impairment of non-current assets’. On the subsequent disposal or termination of a previously acquired business, any remaining balance of associated goodwill is included in the determination of the profit or loss on disposal or termination.

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

Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognised is proportionately reversed. Where awards are cancelled because non-market based vesting conditions are not satisfied, the amount that would have been recognised over the remaining vesting period is recognised immediately. Upon forfeiture and cancellation, the relevant balance in the reserve is transferred to retained earnings. Where shares in BHP Billiton Limited or BHP Billiton Plc are acquired by on-market purchases prior to settling vested entitlements, the cost of the acquired shares is carried as treasury shares and deducted from equity. When awards are satisfied by delivery of acquired shares, any difference between their acquisition cost and the remuneration expense recognised is charged directly to retained earnings. The tax effect of awards granted is recognised in income tax expense, except to the extent that the total tax deductions are expected to exceed the cumulative remuneration expense. In this situation, the excess of the associated current or deferred tax is recognised in other comprehensive income and forms part of the employee share awards reserve.

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

Capitalised exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset (such as licences). As the asset is not available for use, it is not depreciated. All capitalised exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered but that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is no longer expected to be recovered it is charged to the income statement.

Development expenditure

When proved reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as assets under construction, and is disclosed as a component of property, plant and equipment. All subsequent development expenditure is capitalised and classified as assets under construction. Development expenditure is net of proceeds from the sale of ore extracted during the development phase. On completion of development, all assets included in assets under construction are reclassified as either plant and equipment or other mineral assets.

Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and impairment charges. Cost is the fair value of consideration given to acquire the asset at the time of its acquisition or construction and includes the direct cost of bringing the asset to the location and condition necessary for operation and the estimated future cost of closure and rehabilitation of the facility.

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

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted at an appropriate rate to arrive at a net present value of the asset.

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

Overburden removal costs

Overburden and other mine waste materials are often removed during the initial development of a mine site in order to access the mineral deposit. This activity is referred to as development stripping. The directly attributable costs (inclusive of an allocation of relevant overhead expenditure) are initially capitalised as assets under construction. Capitalisation of development stripping costs ceases at the time that saleable material begins to be extracted from the mine. On completion of development, all capitalised development stripping included in assets under construction is transferred to other mineral assets.

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

•

When the current ratio of waste to ore is greater than the estimated life-of-mine ratio, a portion of the stripping costs (inclusive of an allocation of relevant overhead expenditure) is capitalised to other mineral assets.

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

Royalties and resource rent taxes are treated as taxation arrangements when they have the characteristics of a tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognised as current provisions and included in expenses.

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

The timing of the actual closure and rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating licence conditions, the principles of the Group’s Charter and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and rehabilitation requirements. The majority of the expenditure is expected to be paid over periods of up to 50 years with some payments into perpetuity.

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

Closure and rehabilitation provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalised cost, except where a reduction in the provision is greater than the undepreciated capitalised cost of the related assets, in which case the capitalised cost is reduced to nil and the remaining adjustment is recognised in the income statement. In the case of closed sites, changes to estimated costs are recognised immediately in the income statement. Changes to the capitalised cost result in an adjustment to future depreciation. Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgements and estimates involved. Factors influencing those changes include:

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

Amounts accumulated in equity are recycled to the income statement in the periods when the hedged item affects profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, plant and equipment purchases) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

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

Application of critical accounting policies and estimates

The preparation of the consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other factors it believes to be reasonable under the circumstances, the results of which form the basis of the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

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

Oil and gas reserves reported in Australia and the UK, and the US for SEC filing purposes are based on the average of prices prevailing on the first day of each month for the past 12 months as required under the SEC Rules ‘Modernisation of Oil & Gas Reporting’. Reserves reported in prior periods are based on the prices prevailing at the time of the estimates as previously required by Statement of Financial Accounting Standards No. 69 ‘Disclosures about Oil and Gas Producing Activities’, issued by the US Financial Accounting Standards Board.

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

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves (see ‘Reserve estimates’ above), operating costs, closure and rehabilitation costs and future capital expenditure. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying amount of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

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

Provision for closure and rehabilitation

The Group’s accounting policy for the recognition of closure and rehabilitation provisions requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework; the magnitude of possible contamination; and the timing, extent and costs of required closure and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

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

Taxation

The Group’s accounting policy for taxation requires management’s judgement as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgement is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the balance sheet. Deferred tax assets, including those arising from unrecouped tax losses, capital losses, foreign tax credits and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognised unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future.

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

Comparatives

Where applicable, comparatives have been adjusted to present them on the same basis as current period figures.

Exchange rates

The following exchange rates relative to the US dollar have been applied in the financial statements:

	Average year ended 30 June 2011	Average year ended 30 June 2010	Average year ended 30 June 2009	As at 30 June 2011	As at 30 June 2010	As at 30 June 2009
Australian dollar (a)	0.99	0.88	0.75	1.07	0.85	0.81
Brazilian real	1.68	1.80	2.08	1.57	1.81	1.95
Canadian dollar	1.00	1.06	1.16	0.97	1.06	1.16
Chilean peso	486	529	582	470	545	530
Colombian peso	1,843	1,970	2,205	1,779	1,920	2,159
South African rand	7.01	7.59	9.01	6.80	7.68	7.82
Euro	0.73	0.72	0.73	0.69	0.82	0.71
UK pound sterling	0.63	0.63	0.63	0.62	0.66	0.60

(a)	Displayed as US$ to A$1 based on common convention.

2    Segment reporting

Business segments

The Group operates nine Customer Sector Groups aligned with the commodities which we extract and market, reflecting the structure used by the Group’s management to assess the performance of the Group:

Customer Sector Group	Principal activities
Petroleum	Exploration, development and production of oil and gas

Aluminium	Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal

Base Metals	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold

Diamonds and Specialty Products	Mining of diamonds and titanium minerals; potash development

Stainless Steel Materials	Mining and production of nickel products

Iron Ore	Mining of iron ore

Manganese	Mining of manganese ore and production of manganese metal and alloys

Metallurgical Coal	Mining of metallurgical coal

Energy Coal	Mining of thermal (energy) coal

Group and unallocated items represent Group centre functions. Exploration and technology activities are recognised within relevant segments.

It is the Group’s policy that inter-segment sales are made on a commercial basis.

	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
	US$M
Year ended 30 June 2011
Revenue
Group production	10,603	3,601	13,550	1,517	3,698	20,182	2,423	7,565	4,651	—	67,790
Third party products	127	1,620	602	—	158	93	—	—	851	385	3,836
Rendering of services	2	—	—	—	—	98	—	8	5	—	113
Inter-segment revenue	5	—	—	—	5	39	—	—	—	(49)	—

Total revenue (a)	10,737	5,221	14,152	1,517	3,861	20,412	2,423	7,573	5,507	336	71,739

Underlying EBITDA (b)	8,319	596	7,525	779	990	13,946	780	3,027	1,469	(338)	37,093

Depreciation and amortisation	(1,913)	(330)	(735)	(192)	(404)	(618)	(83)	(357)	(340)	(67)	(5,039)
Impairment (losses)/reversals recognised	(76)	—	—	—	2	—	—	—	—	—	(74)

Underlying EBIT (b)	6,330	266	6,790	587	588	13,328	697	2,670	1,129	(405)	31,980

Comprising:
Group production	6,325	275	6,796	587	583	13,296	697	2,670	1,058	(405)	31,882
Third party products	5	(9)	(6)	—	5	32	—	—	71	—	98

Underlying EBIT (b)	6,330	266	6,790	587	588	13,328	697	2,670	1,129	(405)	31,980

Net finance costs (c)											(561)
Exceptional items (d)											(164)

Profit before taxation											31,255

Capital expenditure	1,984	1,329	1,404	319	651	3,627	276	1,172	754	94	11,610

Total assets	18,645	9,602	15,973	2,833	4,912	17,585	2,439	6,731	6,176	17,995	102,891

Total liabilities	4,500	1,606	3,118	664	1,579	3,652	1,049	2,088	2,386	24,494	45,136

	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
	US$M
Year ended 30 June 2010
Revenue
Group production	8,682	2,948	9,528	1,272	3,311	10,964	2,143	6,019	3,214	—	48,081
Third party products	86	1,405	881	—	306	67	7	—	1,051	802	4,605
Rendering of services	3	—	—	—	—	69	—	40	—	—	112
Inter-segment revenue	11	—	—	—	—	39	—	—	—	(50)	—

Total revenue (a)	8,782	4,353	10,409	1,272	3,617	11,139	2,150	6,059	4,265	752	52,798

Underlying EBITDA (b)	6,571	684	5,393	648	1,085	6,496	784	2,363	971	(482)	24,513

Depreciation and amortisation	(1,998)	(278)	(729)	(163)	(427)	(495)	(72)	(309)	(228)	(60)	(4,759)
Impairment (losses)/reversals recognised	—	—	(32)	—	10	—	—	(1)	(13)	1	(35)

Underlying EBIT (b)	4,573	406	4,632	485	668	6,001	712	2,053	730	(541)	19,719

Comprising:
Group production	4,570	393	4,639	485	646	6,003	717	2,053	642	(540)	19,608
Third party products	3	13	(7)	—	22	(2)	(5)	—	88	(1)	111

Underlying EBIT (b)	4,573	406	4,632	485	668	6,001	712	2,053	730	(541)	19,719

Net finance costs (c)											(459)
Exceptional items (d)											312

Profit before taxation											19,572

Capital expenditure	1,951	1,019	763	127	265	3,838	182	653	881	87	9,766

Total assets	12,733	8,078	14,970	2,588	4,507	13,592	2,082	5,597	5,425	19,280	88,852

Total liabilities	3,175	1,318	2,621	527	1,154	2,526	794	1,475	1,965	23,968	39,523

	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
	US$M
Year ended 30 June 2009
Revenue
Group production	6,924	3,219	6,616	896	2,202	9,815	2,473	7,988	3,830	—	43,963
Third party products	192	932	488	—	112	132	63	18	2,694	1,467	6,098
Rendering of services	6	—	—	—	—	61	—	81	—	2	150
Inter-segment revenue	89	—	1	—	41	40	—	—	—	(171)	—

Total revenue (a)	7,211	4,151	7,105	896	2,355	10,048	2,536	8,087	6,524	1,298	50,211

Underlying EBITDA (b)	5,456	476	1,994	370	(366)	6,631	1,397	4,988	1,676	(347)	22,275

Depreciation and amortisation	(1,288)	(298)	(663)	(222)	(439)	(384)	(48)	(277)	(210)	(42)	(3,871)
Impairment (losses)/reversals recognised	(83)	14	(39)	(3)	(49)	(18)	—	—	(6)	(6)	(190)

Underlying EBIT (b)	4,085	192	1,292	145	(854)	6,229	1,349	4,711	1,460	(395)	18,214

Comprising:
Group production	4,081	202	1,326	145	(905)	6,022	1,358	4,704	1,174	(396)	17,711
Third party products	4	(10)	(34)	—	51	207	(9)	7	286	1	503

Underlying EBIT (b)	4,085	192	1,292	145	(854)	6,229	1,349	4,711	1,460	(395)	18,214

Net finance costs (c)											(543)
Exceptional items (d)											(6,054)

Profit before taxation											11,617

Capital expenditure	1,905	863	1,018	112	685	1,922	279	1,562	876	114	9,336

Total assets	12,444	7,575	14,812	2,073	4,767	8,735	1,454	4,929	4,555	17,426	78,770

Total liabilities	3,388	1,242	2,995	292	1,482	1,501	571	1,249	2,004	23,335	38,059

(a)	Revenue not attributable to reportable segment reflects sales of freight and fuel to third parties.

(b)	Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBITDA is Underlying EBIT, before depreciation, amortisation and impairments.

(c)	Refer to note 6.

(d)	Refer to note 3.

Geographical information

	Revenue by location of customer
	2011	2010	2009
	US$M	US$M	US$M
Australia	5,487	4,515	4,621
UK	1,043	1,289	3,042
Rest of Europe	8,370	8,554	7,764
China	20,261	13,236	9,873
Japan	9,002	5,336	7,138
Rest of Asia	15,805	9,840	9,280
North America	6,167	5,547	4,020
South America	2,592	2,013	1,652
Southern Africa	1,548	1,227	1,374
Rest of world	1,464	1,241	1,447

	71,739	52,798	50,211

	Non-current assets by location of assets
	2011	2010	2009
	US$M	US$M	US$M
Australia	42,723	35,267	28,779
UK	229	316	245
North America	11,719	7,143	7,382
South America	10,125	9,230	9,163
Southern Africa	5,944	5,466	4,286
Rest of world	849	733	976
Unallocated assets (a)	6,022	5,563	5,453

	77,611	63,718	56,284

(a)	Unallocated assets predominantly include deferred tax assets and other financial assets.

3    Exceptional items

Exceptional items are those items where their nature and amount is considered material to the financial statements. Such items included within the Group’s profit for the year are detailed below.

Year ended 30 June 2011	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Withdrawn offer for PotashCorp	(314)	—	(314)
Newcastle steelworks rehabilitation	150	(45)	105
Release of income tax provisions	—	718	718
Reversal of deferred tax liabilities	—	1,455	1,455

	(164)	2,128	1,964

Exceptional items are classified by nature of expense as follows:

Year ended 30 June 2011	External services	Closure and rehabilitation provisions released	Gross
	US$M
Withdrawn offer for PotashCorp	(314)	—	(314)
Newcastle steelworks rehabilitation	—	150	150

	(314)	150	(164)

Withdrawn offer for Potash Corporation of Saskatchewan Inc. (PotashCorp):

The Group withdrew its offer for PotashCorp on 15 November 2010 following the Board’s conclusion that the condition of the offer relating to receipt of a net benefit as determined by the Minister of Industry under the Investment Canada Act could not be satisfied. The Group incurred fees associated with the US$45 billion debt facility (US$240 million), investment bankers’, lawyers’ and accountants’ fees, printing expenses and other charges (US$74 million) in progressing this matter during the period up to the withdrawal of the offer, which were expensed as operating costs in the year ended 30 June 2011.

Newcastle steelworks rehabilitation:

The Group recognised a decrease of US$150 million (US$45 million tax charge) to rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia) following a full review of the progress of the Hunter River Remediation Project and estimated costs to completion.

Release of income tax provisions:

The Australian Taxation Office (ATO) issued amended assessments in prior years denying bad debt deductions arising from the investments in Beenup and Boodarie Iron and the denial of capital allowance claims made on the Boodarie Iron project. The Group challenged the assessments and was successful on all counts before the Full Federal Court. The ATO obtained special leave in September 2010 to appeal to the High Court in respect of the denial of capital allowance claims made on the Boodarie Iron project. The Group’s position in respect of the capital allowance claims on the Boodarie Iron project was confirmed by the High Court in June 2011. As a result of these appeals, US$138 million was released from the Group’s income tax provision in September 2010 and US$580 million in June 2011.

Reversal of deferred tax liabilities:

Consistent with the functional currency of the Group’s operations, eligible Australian entities elected to adopt a US dollar tax functional currency from 1 July 2011. As a result, the deferred tax liability relating to certain US dollar denominated financial arrangements has been derecognised, resulting in a credit to income tax expense of US$1,455 million.

Year ended 30 June 2010	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Pinal Creek rehabilitation	186	(53)	133
Disposal of Ravensthorpe nickel operations	653	(196)	457
Restructuring of operations and deferral of projects	(298)	12	(286)
Renegotiation of power supply agreements	(229)	50	(179)
Release of income tax provisions	—	128	128

	312	(59)	253

Exceptional items are classified by nature of expense as follows:

Year ended 30 June 2010	(Impairment)/ impairment reversal of property, plant and equipment	Closure and rehabilitation provisions released	Funding received for past and future rehabilitation costs	Contract cancellation, redundancy and other restructuring costs (incurred)/released	Embedded derivative revaluations	Gross
	US$M
Renegotiation of power supply agreements	—	—	—	—	(229)	(229)
Restructuring of operations and deferral of projects	(292)	—	—	(6)	—	(298)
Disposal of the Ravensthorpe nickel operations	611	—	—	42	—	653
Pinal Creek rehabilitation	—	130	56	—	—	186

	319	130	56	36	(229)	312

Pinal Creek rehabilitation:

On 22 February 2010 a settlement was reached in relation to the Pinal Creek (US) groundwater contamination which resulted in other parties taking on full responsibility for groundwater remediation and partly funding the Group for past and future rehabilitation costs. As a result, a gain of US$186 million (US$53 million tax expense) was recognised reflecting the release of rehabilitation provisions and cash received.

Disposal of Ravensthorpe nickel operations:

On 9 December 2009, the Group announced it had signed an agreement to sell the Ravensthorpe nickel operations (Australia). The sale was completed on 10 February 2010. As a result of the sale, impairment charges recognised as exceptional items in the financial year ended 30 June 2009 were partially reversed totalling US$611 million (US$183 million tax expense). In addition, certain obligations that remained with the Group were mitigated and related provisions released; together with minor net operating costs this resulted in a gain of US$42 million (US$13 million tax expense).

Restructuring of operations and deferral of projects:

Continuing power supply constraints impacting the Group’s three Aluminium smelter operations in southern Africa, and temporary delays with the Guinea Alumina project, gave rise to charges for the impairment of property, plant and equipment and restructuring provisions. A total charge of US$298 million (US$12 million tax benefit) was recognised by the Group in the year ended 30 June 2010.

Renegotiation of power supply arrangements:

Renegotiation of long-term power supply arrangements in southern Africa impacted the value of embedded derivatives contained within those arrangements. A total charge of US$229 million (US$50 million tax benefit) was recognised by the Group in the year ended 30 June 2010.

Release of income tax provisions:

The ATO issued amended assessments in prior years denying bad debt deductions arising from the investments in Hartley, Beenup and Boodarie Iron and the denial of capital allowance claims made on the Boodarie Iron project. BHP Billiton lodged objections and was successful on all counts in the Federal Court and the Full Federal Court. The ATO has not sought to appeal the Boodarie Iron bad debt disallowance to the High Court which resulted in a release of US$128 million from the Group’s income tax provisions. The ATO sought special leave to appeal to the High Court in relation to the Beenup bad debt disallowance and the denial of the capital allowance claims on the Boodarie Iron project and was granted special leave only in relation to the denial of the capital allowance claims on the Boodarie Iron project.

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

Announced sale of Yabulu refinery:

On 3 July 2009, the Group announced the sale of the Yabulu nickel operations. As a result, impairment charges of US$510 million (US$ nil tax benefit) were recognised in addition to those recognised on suspension of the Ravensthorpe nickel operations. As a result of the sale, deferred tax assets of US$175 million were no longer expected to be realised by the Group and were recognised as a charge to income tax expense. The remaining assets and liabilities of the Yabulu operations were classified as held for sale as at 30 June 2009.

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

Lapsed offers for Rio Tinto:

The Group’s offers for Rio Tinto lapsed on 27 November 2008 following the Board’s decision that it no longer believed that completion of the offers was in the best interests of BHP Billiton shareholders. The Group incurred fees associated with the US$55 billion debt facility (US$156 million cost, US$31 million tax benefit), investment bankers’, lawyers’ and accountants’ fees, printing expenses and other charges (US$294 million cost, US$62 million tax benefit) in progressing this matter over the 18 months up to the lapsing of the offers, which were expensed in the year ended 30 June 2009.

4    Other income

	2011	2010	2009
	US$M	US$M	US$M
Dividend income	12	16	33
Royalties	27	12	11
(Losses)/gains on sale of property, plant and equipment	(12)	76	48
Gains on sale of investments	53	22	8
Gains/(losses) on sale of subsidiaries and operations	–	16	(18)
Commission income	142	118	106
Insurance recoveries	10	21	88
Other income	299	247	313

Total other income	531	528	589

5    Expenses

	2011	2010	2009
	US$M	US$M	US$M
Changes in inventories of finished goods and work in progress	(394)	(501)	(11)
Raw materials and consumables used	8,148	6,371	6,227
Employee benefits expense	5,299	4,661	4,147
External services (including transportation)	11,705	9,538	9,725
Third party commodity purchases	3,758	4,478	5,785
Net foreign exchange losses/(gains)	1,074	112	(324)
Research and development costs before crediting related grants	74	65	156
Fair value change on derivatives (a)	63	259	(560)
Impairment of available for sale financial assets	–	2	71
Government royalties paid and payable	2,887	1,653	1,905
Depreciation and amortisation expense	5,039	4,759	3,871
Exploration and evaluation expenditure incurred and expensed in the current period	981	1,030	1,009
Exploration and evaluation expenditure previously capitalised, written off as unsuccessful or abandoned (b)	73	256	96
Impairment of property, plant and equipment (b)	11	89	4,439
Reversal of previously written off capitalised exploration and evaluation expenditure	–	(1)	–
Reversal of previously impaired property, plant and equipment (b)	(10)	(630)	–
Impairment of goodwill and other intangible assets	–	–	34
Operating lease rentals	451	390	409
All other operating expenses	1,295	764	1,661

Total expenses	40,454	33,295	38,640

	2011	2010	2009
	US$M	US$M	US$M
Aggregate employee benefits expense
Wages, salaries and redundancies	4,834	4,271	3,877
Employee share awards (c)	199	210	164
Social security costs	18	13	15
Pensions and other post-retirement obligations costs – refer to note 29	406	336	289

	5,457	4,830	4,345

Less employee benefits expense classified as exploration and evaluation expenditure above	158	169	198

Employee benefits expense	5,299	4,661	4,147

(a)

Fair value change on derivatives includes realised losses of US$40 million (2010: US$95 million realised losses; 2009: US$219 million realised losses) and unrealised losses of US$23 million (2010: US$164 million unrealised losses; 2009: US$779 million unrealised gains).

(b)	Includes exceptional items of US$ nil (2010: US$319 million; 2009: US$4,450 million). Refer to note 3.

(c)	Employee share awards expense is US$199.140 million (2010: US$210.490 million; 2009: US$163.820 million).

6    Net finance costs

	2011	2010	2009
	US$M	US$M	US$M
Financial expenses
Interest on bank loans and overdrafts (a)	19	24	47
Interest on all other borrowings (a)	471	460	527
Finance lease and hire purchase interest	12	14	15
Dividends on redeemable preference shares	—	—	1
Discounting on provisions and other liabilities	411	359	315
Discounting on post-retirement employee benefits	128	130	132
Interest capitalised (b)	(256)	(301)	(149)
Fair value change on hedged loans	(140)	131	390
Fair value change on hedging derivatives	110	(138)	(377)
Exchange variations on net debt	51	(5)	(49)

	806	674	852

Financial income
Interest income (c)	(141)	(117)	(198)
Expected return on pension scheme assets	(104)	(98)	(111)

	(245)	(215)	(309)

Net finance costs	561	459	543

(a)	Includes interest expense on financial liabilities carried at amortised cost of US$161 million (2010: US$274 million; 2009: US$338 million).

(b)

Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the year ended 30 June 2011, the capitalisation rate was 2.87 per cent (2010: 3.5 per cent; 2009: 4.25 per cent).

(c)	Includes interest income on financial assets carried at amortised cost of US$141 million (2010: US$117 million; 2009: US$198 million).

7    Income tax and deferred tax

	2011	2010	2009
	US$M	US$M	US$M
Total taxation expense comprises:
Current tax expense	8,845	5,395	6,078
Deferred tax expense	(1,536)	1,168	(799)

	7,309	6,563	5,279

Total taxation expense attributed to geographical jurisdiction
UK	21	178	319
Australia	3,503	3,798	3,158
Rest of world	3,785	2,587	1,802

	7,309	6,563	5,279

	2011		2010		2009
	%	US$M	%	US$M	%	US$M
Factors affecting income tax expense for the period
Income tax expense differs to the standard rate of corporation tax as follows:
Profit before taxation		31,255		19,572		11,617

Tax on profit at standard rate of 30 per cent	30.0	9,377	30.0	5,872	30.0	3,485

Investment and development allowance	(1.0)	(298)	(1.4)	(279)	(1.2)	(142)
Amounts (over)/under provided in prior years (a)	(1.3)	(397)	(1.0)	(181)	0.1	16
(Initial recognition)/derecognition of tax assets	—	(13)	(0.2)	(42)	2.5	290
Non-deductible depreciation, amortisation and exploration expenditure	0.4	109	0.5	92	0.7	91
Tax rate differential on foreign income	(0.1)	(32)	0.5	94	(0.2)	(26)
Tax on remitted and unremitted foreign earnings	0.8	251	1.1	221	1.7	196
Non tax-effected operating losses and capital gains	0.3	108	0.8	152	2.9	338
Exchange variations and other translation adjustments	(4.7)	(1,473)	0.5	106	3.8	444
Tax rate changes	0.1	17	0.1	17	—	—
Other (b)	(3.7)	(1,168)	0.3	60	0.8	92

Income tax expense	20.8	6,481	31.2	6,112	41.1	4,784

Royalty related taxation (net of income tax benefit)	2.6	828	2.3	451	4.3	495

Total taxation expense	23.4	7,309	33.5	6,563	45.4	5,279

(a)

Includes exceptional items of US$718 million (2010: US$128 million; 2009: US$ nil) for the release of tax provisions following the Group’s position being confirmed with respect to ATO amended assessments. Refer to note 3.

(b)

Includes exceptional items of US$1,455 million (2010: US$ nil; 2009: US$ nil) for the reversal of deferred tax liabilities following the election of eligible Australian entities to adopt a USD tax functional currency. Refer to note 3.

Income tax recognised in components of other comprehensive income is as follows:

	2011	2010	2009
	US$M	US$M	US$M
Income tax effect of:
Actuarial losses on pension and medical schemes	26	15	62
Available for sale investments:
Net valuation losses/gains taken to equity	37	(16)	(21)
Net valuation gains/losses transferred to the income statement	—	—	—
Cash flow hedges:
Losses/gains taken to equity	—	5	(245)
Realised losses transferred to the income statement	—	(1)	(7)
Unrealised gains transferred to the income statement	—	—	15
Gains transferred to the initial carrying amount of hedged items	—	—	5
Exchange fluctuations on translation of foreign operations taken to equity	—	—	—
Exchange fluctuations on translation of foreign operations transferred to the income statement	—	—	—
Employee share awards taken directly to retained earnings on exercise	70	39	27
Accrued employee entitlements for unvested awards	(13)	69	(89)

Total income tax credit/(charge) relating to components of other comprehensive income (a)	120	111	(253)

(a)

Included within total income tax relating to components of other comprehensive income is US$47 million relating to deferred taxes and US$73 million relating to current taxes (2010: US$75 million and US$36 million; 2009: US$(297) million and US$44 million).

The movement for the year in the Group’s net deferred tax position is as follows:

	2011	2010	2009
	US$M	US$M	US$M
Net deferred tax asset/(liability)
At the beginning of the financial year	(267)	872	370
Income tax credit/(charge) recorded in the income statement	1,536	(1,168)	799
Income tax credit/(charge) recorded directly in equity	47	75	(297)
Acquisitions and disposals of subsidiaries and operations	—	(49)	6
Exchange variations and other movements	(6)	3	(6)

At the end of the financial year	1,310	(267)	872

The composition of the Group’s net deferred tax asset and liability recognised in the balance sheet and the deferred tax expense (credited)/charged to the income statement is as follows:

	Deferred tax assets		Deferred tax liabilities		(Credited)/charged to the income statement
	2011	2010	2011	2010	2011	2010	2009
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Type of temporary difference
Depreciation	(679)	(805)	1,429	2,661	(1,364)	938	692
Exploration expenditure	657	555	2	(15)	(84)	(112)	(95)
Employee benefits	228	216	(292)	(232)	(59)	49	39
Closure and rehabilitation	715	401	(1,351)	(1,123)	(544)	(119)	(128)
Resource rent tax	459	223	1,187	657	294	175	(256)
Other provisions	123	94	(97)	(76)	(43)	14	(28)
Deferred income	80	69	(6)	(49)	32	(60)	(293)
Deferred charges	(134)	(36)	491	421	169	(11)	47
Investments, including foreign tax credits	1,607	1,592	773	612	146	(69)	(179)
Foreign exchange gains and losses	(93)	29	669	1,026	(234)	353	(316)
Non tax-depreciable fair value adjustments, revaluations and mineral rights	(30)	(23)	122	179	(51)	(148)	119
Tax-effected losses	964	1,600	—	(17)	666	(242)	(378)
Other	96	138	(244)	276	(464)	400	(23)

Total	3,993	4,053	2,683	4,320	(1,536)	1,168	(799)

	2011	2010
	US$M	US$M
Unrecognised deferred tax assets
Tax losses and tax credits	1,598	652
Investments in subsidiaries and jointly controlled entities	7	6
Other deductible temporary differences	3,112	2,189

Total unrecognised deferred tax assets	4,717	2,847

Unrecognised deferred tax liabilities
Investments in subsidiaries and jointly controlled entities	2,096	1,782

Total unrecognised deferred tax liabilities	2,096	1,782

Tax losses

At 30 June 2011, the Group had income and capital tax losses with a tax benefit of US$1,254 million (2010: US$437 million) which are not recognised as deferred tax assets. The Group recognises the benefit of tax losses only to the extent of anticipated future taxable income or gains in relevant jurisdictions. The gross amount of tax losses carried forward that have not been tax effected expire as follows:

Year of expiry	Australia	UK	Rest of world	Total losses
	US$M	US$M	US$M	US$M
Income tax losses
Not later than one year	—	—	2	2
Later than one year and not later than two years	—	—	38	38
Later than two years and not later than five years	—	—	214	214
Later than five years and not later than ten years	—	—	89	89
Later than ten years and not later than twenty years	—	—	163	163
Unlimited	—	764	53	817

	—	764	559	1,323

Capital tax losses
Unlimited	2,873	—	100	2,973

Gross amount of tax losses not recognised	2,873	764	659	4,296

Tax effect of total losses not recognised	862	200	192	1,254

Tax credits

At 30 June 2011, the Group had US$344 million of tax credits that have not been recognised (2010: US$215 million).

Deductible temporary differences

At 30 June 2011, the Group had deductible temporary differences for which deferred tax assets of US$3,119 million (2010: US$2,195 million) have not been recognised because it is not probable that future taxable profits will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

Temporary differences associated with investments in subsidiaries and jointly controlled entities

At 30 June 2011, deferred tax liabilities of US$2,096 million (2010: US$1,782 million) associated with undistributed earnings of subsidiaries and jointly controlled entities have not been recognised because the Group is able to control the timing of the reversal of the temporary differences and it is not probable that such differences will reverse in the foreseeable future.

8    Earnings per share

	2011	2010	2009
Basic earnings per ordinary share (US cents)	429.1	228.6	105.6
Diluted earnings per ordinary share (US cents)	426.9	227.8	105.4
Basic earnings per American Depositary Share (US cents) (a)	858.2	457.2	211.2
Diluted earnings per American Depositary Share (US cents) (a)	853.8	455.6	210.8
Basic earnings (US$M)	23,648	12,722	5,877
Diluted earnings (US$M) (b)	23,648	12,743	5,899

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

Weighted average number of shares	2011	2010	2009
	Million	Million	Million
Basic earnings per ordinary share denominator	5,511	5,565	5,565
Shares and options contingently issuable under employee share ownership plans (c)	29	30	33

Diluted earnings per ordinary share denominator (d)	5,540	5,595	5,598

(a)	Each American Depositary Share (ADS) represents two ordinary shares.

(b)

Diluted earnings are calculated after adding back dividend equivalent payments of US$ nil (2010: US$21 million; 2009: US$22 million) that would not be made if potential ordinary shares were converted to fully paid. As permitted by IFRS 2 ‘Share-based Payment’, from 1 July 2010 the Group has elected to incorporate the value of dividend equivalent payment entitlements into the grant date fair value of the associated equity-settled share-based payment awards. Previously, the Group elected to measure and recognise the dividend equivalent payment as a separate cash-settled share-based payment. Comparative amounts have not been restated.

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

(d)	Diluted earnings per share calculation excludes 464,369 of instruments (2010: 2,177,884; 2009: nil) which are considered antidilutive.

9    Dividends

	2011	2010	2009
	US$M	US$M	US$M
Dividends paid/payable during the period
BHP Billiton Limited	3,076	2,787	2,754
BHP Billiton Plc – Ordinary shares	2,003	1,831	1,809
– Preference shares (a)	–	–	–

	5,079	4,618	4,563

Dividends declared in respect of the period
BHP Billiton Limited	3,331	2,921	2,754
BHP Billiton Plc – Ordinary shares	2,183	1,920	1,809
– Preference shares (a)	–	–	–

	5,514	4,841	4,563

	2011	2010	2009
	US cents	US cents	US cents
Dividends paid during the period (per share)
Prior year final dividend	45.0	41.0	41.0
Interim dividend	46.0	42.0	41.0

	91.0	83.0	82.0

Dividends declared in respect of the period (per share)
Interim dividend	46.0	42.0	41.0
Final dividend	55.0	45.0	41.0

	101.0	87.0	82.0

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to year end, on 24 August 2011, BHP Billiton declared a final dividend of 55.0 US cents per share (US$2,943 million), which will be paid on 29 September 2011 (2010: 45.0 US cents per share – US$2,504 million; 2009: 41.0 US cents per share – US$2,281 million).

Each American Depositary Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends declared on each ADS represent twice the dividend declared on BHP Billiton ordinary shares.

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2011	2010	2009
	US$M	US$M	US$M
Franking credits as at 30 June	3,971	3,861	2,506
Franking credits arising from the payment of current tax payable	3,218	818	1,265

Total franking credits available (b)	7,189	4,679	3,771

(a)	5.5 per cent dividend on 50,000 preference shares of £1 each declared and paid annually (2010: 5.5 per cent; 2009: 5.5 per cent).

(b)	The payment of the final 2011 dividend declared after 30 June 2011 will reduce the franking account balance by US$757 million.

10    Trade and other receivables

	2011	2010
	US$M	US$M
Current
Trade receivables	6,219	5,092
Provision for doubtful debts	(151)	(147)

Total trade receivables	6,068	4,945
Employee Share Plan loans (a)	3	3
Other receivables	2,126	1,595

Total current receivables (b)	8,197	6,543

Non-current
Employee Share Plan loans (a)	21	21
Interest bearing loans receivable	1,044	683
Other receivables	1,028	677

Total non-current receivables (b)	2,093	1,381

	2011	2010
	US$M	US$M
Movement in provision for doubtful debts
At the beginning of the financial year	147	176
Charge/(credit) for the year:
Underlying charge to the income statement	5	4
Released to the income statement	(1)	(19)
Utilised	—	(14)

At the end of the financial year	151	147

(a)

Under the terms of the BHP Billiton Limited Employee Share Plan, shares have been issued to employees for subscription at market price less a discount not exceeding 10 per cent. Interest free employee loans are full recourse and are available to fund the purchase of such shares for a period of up to 20 years, repayable by application of dividends or an equivalent amount. Refer to note 32.

(b)	Disclosures relating to receivables from related parties are set out in note 31.

11    Other financial assets

	2011	2010
	US$M	US$M
Current
At fair value
Cross currency and interest rate swaps	49	23
Forward exchange contracts	26	28
Commodity contracts	173	240
Other derivative contracts	16	1

Total current other financial assets	264	292

Non-current
At fair value
Cross currency and interest rate swaps	705	595
Commodity contracts	41	42
Other derivative contracts	114	111
Shares – available for sale	580	657
Other investments – available for sale (a)	162	105

Total non-current other financial assets	1,602	1,510

(a)

Includes investments held by BHP Billiton Energy Coal South Africa Rehabilitation Trust Fund. The future realisation of this investment is intended to fund environmental obligations relating to the closure of the South African coal operations, and consequently this investment, while under the Group’s control, is not available for the general purposes of the Group. Any income from this investment is reinvested or applied to meet these obligations. The Group retains responsibility for these environmental obligations until such time as the former mine sites have been rehabilitated in accordance with the relevant environmental legislation. These obligations are therefore included under non-current provisions. Refer to note 18.

12    Inventories

		2011	2010
		US$M	US$M
Current
Raw materials and consumables	– at net realisable value (a)	4	—
	– at cost	1,960	1,518

		1,964	1,518

Work in progress	– at net realisable value (a)	4	18
	– at cost	2,315	2,129

		2,319	2,147

Finished goods	– at net realisable value (a)	136	300
	– at cost	1,735	1,369

		1,871	1,669

Total current inventories		6,154	5,334

Non-current
Raw materials and consumables	– at cost	142	124
Work in progress	– at cost	209	209
Finished goods	– at cost	12	10

Total non-current inventories		363	343

(a)

US$23 million of inventory write-downs were recognised during the year (2010: US$33 million; 2009: US$219 million). Inventory write-downs of US$8 million made in previous periods were reversed during the year (2010: US$21 million; 2009: US$1 million).

13    Property, plant and equipment

Year ended 30 June 2011	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Exploration and evaluation	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Cost
At the beginning of the financial year	6,148	50,560	15,750	10,719	1,968	85,145
Additions	38	1,596	499	11,003	281	13,417
Acquisitions of subsidiaries and operations	5	673	4,125	—	—	4,803
Disposals	(35)	(694)	(51)	(7)	(114)	(901)
Exchange variations taken to reserve	2	199	30	—	—	231
Transfers and other movements	1,743	7,329	(78)	(9,194)	(4)	(204)

At the end of the financial year	7,901	59,663	20,275	12,521	2,131	102,491

Accumulated depreciation
At the beginning of the financial year	1,965	22,520	4,422	—	662	29,569
Charge for the year	321	3,991	625	—	66	5,003
Impairments for the year	—	11	—	—	73	84
Reversals of impairments	—	(10)	—	—	—	(10)
Disposals	(26)	(619)	(51)	—	(113)	(809)
Exchange variations taken to reserve	—	167	26	—	—	193
Transfers and other movements	14	(32)	11	—	—	(7)

At the end of the financial year	2,274	26,028	5,033	—	688	34,023

Net book value at 30 June 2011	5,627	33,635	15,242	12,521	1,443	68,468

Year ended 30 June 2010	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Exploration and evaluation	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Cost
At the beginning of the financial year	5,708	47,533	14,812	8,298	1,444	77,795
Additions	53	975	622	9,452	314	11,416
Acquisitions of subsidiaries and operations	—	—	508	—	—	508
Disposals	(117)	(870)	(6)	—	(24)	(1,017)
Disposals of subsidiaries and operations	(352)	(2,348)	(109)	(5)	—	(2,814)
Exchange variations taken to reserve	(1)	(179)	(38)	2	(1)	(217)
Transfers and other movements	857	5,449	(39)	(7,028)	235	(526)

At the end of the financial year	6,148	50,560	15,750	10,719	1,968	85,145

Accumulated depreciation
At the beginning of the financial year	2,168	22,141	4,113	—	341	28,763
Charge for the year	235	3,813	618	—	66	4,732
Impairments for the year	3	86	—	—	256	345
Reversals of impairments	(121)	(426)	(83)	—	(1)	(631)
Disposals	(85)	(770)	(6)	—	(24)	(885)
Disposals of subsidiaries and operations	(239)	(1,925)	(26)	—	—	(2,190)
Exchange variations taken to reserve	—	(166)	(35)	—	—	(201)
Transfers and other movements	4	(233)	(159)	—	24	(364)

At the end of the financial year	1,965	22,520	4,422	—	662	29,569

Net book value at 30 June 2010	4,183	28,040	11,328	10,719	1,306	55,576

14    Intangible assets

	2011			2010
	Goodwill	Other intangibles	Total	Goodwill	Other intangibles	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Cost
At the beginning of the financial year	370	497	867	398	426	824
Additions	—	211	211	—	85	85
Disposals	—	(3)	(3)	—	(8)	(8)
Exchange variations taken to reserve	—	2	2	—	(1)	(1)
Transfers and other movements	—	37	37	(28)	(5)	(33)

At the end of the financial year	370	744	1,114	370	497	867

Accumulated amortisation and impairments
At the beginning of the financial year	—	180	180	—	163	163
Charge for the year	—	36	36	—	27	27
Disposals	—	(2)	(2)	—	(8)	(8)
Exchange variations taken to reserve	—	1	1	—	(1)	(1)
Transfers and other movements	—	(5)	(5)	—	(1)	(1)

At the end of the financial year	—	210	210	—	180	180

Total intangible assets (a)	370	534	904	370	317	687

(a)

The Group’s aggregate net book value of goodwill is US$370 million (2010: US$370 million), representing less than one per cent of net equity at 30 June 2011 (2010: less than one per cent). The goodwill is allocated across a number of cash generating units (CGUs) in different Customer Sector Groups, with no CGU or Customer Sector Group accounting for more than US$150 million of total goodwill.

15    Trade and other payables

	2011	2010
	US$M	US$M
Current
Trade creditors	6,667	4,470
Other creditors	3,051	1,997

Total current payables	9,718	6,467

Non-current
Other creditors	555	469

Total non-current payables	555	469

16    Interest bearing liabilities

	2011	2010
	US$M	US$M
Current
Unsecured bank loans	484	393
Notes and debentures	2,458	1,424
Secured bank loans	160	184
Finance leases	63	63
Secured other	18	—
Unsecured other	332	126
Unsecured bank overdrafts and short-term borrowings	4	1

Total current interest bearing liabilities	3,519	2,191

Non-current
Unsecured bank loans	526	361
Notes and debentures	10,122	12,012
Secured bank loans (a)	580	424
Redeemable preference shares (b)	15	15
Finance leases	129	162
Unsecured other (a)	448	250
Secured other (a)	568	349

Total non-current interest bearing liabilities	12,388	13,573

(a)

Includes US$591 million (2010: US$324 million) proportionate share of bank loans and other borrowings arranged by jointly controlled entities to fund the financing of joint venture partners. While the Group chose to finance the joint ventures directly and not to participate in the external borrowing programs arranged by the joint ventures, the Group recognises its share of those borrowings on proportionate consolidation of the assets and liabilities of each venture (refer to note 1). A corresponding amount of interest bearing loans receivable is recognised in other receivables (refer to note 10), reflecting the direct funding of the Group’s contribution to each joint venture.

(b)

Comprises 150 (2010: 150) Series A preferred shares issued by BHP Billiton Foreign Holdings Inc. at US$100,000 each fully paid, cumulative, non-participating. The shares are redeemable at par at the option of BHP Billiton Foreign Holdings Inc. after 3 August 2013 and at the option of the holder of the shares after 3 February 2016.

17    Other financial liabilities

	2011	2010
	US$M	US$M
Current
Cross currency and interest rate swaps	53	282
Forward exchange contracts	3	6
Commodity contracts	196	194
Other derivative contracts	36	29

Total current other financial liabilities	288	511

Non-current
Cross currency and interest rate swaps	—	174
Commodity contracts	23	41
Other derivative contracts	56	51

Total non-current other financial liabilities	79	266

18    Provisions

	2011	2010
	US$M	US$M
Current
Employee benefits (a)	1,334	1,054
Restructuring (b)	40	55
Closure and rehabilitation (c)	378	378
Post-retirement employee benefits (d)	21	18
Other	483	394

Total current provisions	2,256	1,899

Non-current
Employee benefits (a)	209	257
Restructuring (b)	38	49
Closure and rehabilitation (c)	7,615	6,264
Post-retirement employee benefits (d)	694	621
Other	713	242

Total non-current provisions	9,269	7,433

(a)	The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits.

(b)	Total restructuring provisions include provision for business terminations of US$13 million (2010: US$15 million).

(c)	Total closure and rehabilitation provisions include provision for closed sites of US$1,753 million (2010: US$1,973 million).

(d)

The provision for post-retirement employee benefits includes pension liabilities of US$273 million (2010: US$295 million) and post-retirement medical benefit liabilities of US$442 million (2010: US$344 million). Refer to note 29. The non-current provision includes Non-executive Directors’ retirement benefits of US$1 million (2010: US$1 million).

	Employee benefits	Restructuring	Closure and rehabilitation	Post- retirement employee benefits	Other	Total
	US$M	US$M	US$M	US$M	US$M	US$M
At the beginning of the financial year	1,311	104	6,642	639	636	9,332
Amounts capitalised	—	—	1,293	—	—	1,293
Acquisition of subsidiaries and operations	—	—	4	—	—	4
Charge/(credit) for the year:
Underlying	978	39	184	67	792	2,060
Discounting	—	7	404	128	—	539
Expected return on pension scheme assets	—	—	—	(104)	—	(104)
Exchange variations	225	22	269	47	49	612
Released during the year	(56)	(54)	(413)	–	(119)	(642)
Actuarial loss taken to retained earnings	—	—	—	113	—	113
Exchange variations taken to reserve	—	—	16	2	—	18
Utilisation	(917)	(40)	(407)	(181)	(158)	(1,703)
Transfers and other movements	2	—	1	4	(4)	3

At the end of the financial year	1,543	78	7,993	715	1,196	11,525

19    Share capital

	BHP Billiton Limited			BHP Billiton Plc
	2011	2010	2009	2011	2010	2009
	US$M	US$M	US$M	US$M	US$M	US$M
Share capital
Balance at the beginning of the financial year	1,227	1,227	1,227	1,116	1,116	1,116
Shares bought back and cancelled (a)	(44)	—	—	(46)	—	—

Balance at the end of the financial year	1,183	1,227	1,227	1,070	1,116	1,116

Treasury shares
Balance at the beginning of the financial year	(1)	(1)	(1)	(524)	(524)	(513)
Purchase of shares by ESOP Trusts	(351)	(216)	(132)	(118)	(58)	(37)
Employee share awards exercised following vesting	351	216	132	103	58	26
Shares bought back (a)	—	—	—	(3,678)	—	—
Shares cancelled (a)	—	—	—	3,595	—	—

Balance at the end of the financial year	(1)	(1)	(1)	(622)	(524)	(524)

	BHP Billiton Limited			BHP Billiton Plc (b)
	2011 Shares (c)	2010 Shares (c)	2009 Shares (c)	2011 Shares (c)	2010 Shares (c)	2009 Shares (c)
Share capital issued
Ordinary shares fully paid	3,211,654,687	3,358,444,496	3,358,444,496	2,138,367,191	2,231,121,202	2,231,121,202
Comprising
– Shares held by the public	3,211,607,567	3,358,397,376	3,358,397,376	2,110,963,849	2,206,076,344	2,206,130,916
– Treasury shares	47,120	47,120	47,120	27,403,342	25,044,858	24,990,286
Ordinary shares paid to A$1.36	—	110,000	110,000
Special Voting Share of no par value (d)	1	1	1
5.5% Preference shares of £1 each (e)				50,000	50,000	50,000
Special Voting Share of US$0.50 par value (d)				1	1	1

	BHP Billiton Limited			BHP Billiton Plc
	2011 Shares	2010 Shares	2009 Shares	2011 Shares	2010 Shares	2009 Shares
Movement in shares held by the public
Opening number of shares	3,358,397,376	3,358,397,376	3,358,260,180	2,206,076,344	2,206,130,916	2,206,662,027
Partly paid shares becoming fully paid (f)	110,000	—	85,000	—	—	—
Purchase of shares by ESOP Trusts	(8,997,229)	(6,304,733)	(5,274,136)	(3,664,620)	(2,081,566)	(1,447,706)
Employee share awards exercised following vesting	8,997,229	6,304,733	5,326,332	3,487,873	2,026,994	916,595
Shares bought back (a)	(146,899,809)	—	—	(94,935,748)	—	—

Closing number of shares (g)	3,211,607,567	3,358,397,376	3,358,397,376	2,110,963,849	2,206,076,344	2,206,130,916

	BHP Billiton Limited			BHP Billiton Plc
	2011 Shares	2010 Shares	2009 Shares	2011 Shares	2010 Shares	2009 Shares
Movement in Treasury shares
Opening number of shares	47,120	47,120	99,316	25,044,858	24,990,286	24,459,175
Purchase of shares by ESOP Trusts	8,997,229	6,304,733	5,274,136	3,664,620	2,081,566	1,447,706
Employee share awards exercised following vesting	(8,997,229)	(6,304,733)	(5,326,332)	(3,487,873)	(2,026,994)	(916,595)
Shares bought back (a)	—	—	—	94,935,748	—	—
Shares cancelled (a)	—	—	—	(92,754,011)	—	—

Closing number of shares	47,120	47,120	47,120	27,403,342	25,044,858	24,990,286

	BHP Billiton Limited
	2011 Shares	2010 Shares	2009 Shares
Movement in shares partly paid to A$1.36
Opening number of shares	110,000	110,000	195,000
Partly paid shares becoming fully paid (f)	(110,000)	—	(85,000)

Closing number of shares	—	110,000	110,000

(a)

On 15 November 2010, BHP Billiton announced the reactivation of the remaining US$4.2 billion component of its previously suspended US$13 billion buy-back program and subsequently announced an expanded US$10 billion capital management program on 16 February 2011. This expanded program was completed on 29 June 2011 through a combination of on-market and off-market buy-backs. In accordance with the UK Companies Act 2006 and with the resolutions passed at the 2010 Annual General Meetings, BHP Billiton Limited purchased fully paid shares in BHP Billiton Plc on-market and then transferred those shares to BHP Billiton Plc for nil consideration and cancellation. BHP Billiton Plc shares bought back as part of this program but not cancelled at 30 June 2011 are accounted for as Treasury shares within the share capital of BHP Billiton Plc. An off-market tender buy-back of BHP Billiton Limited shares was completed on 11 April 2011. In accordance with the structure of the buy-back, US$44 million was allocated to the share capital of BHP Billiton Limited and US$6,301 million was allocated to retained earnings. These shares were then cancelled. Details of the purchases are shown in the table below. Cost per share represents the average cost per share for BHP Billiton Plc shares and final cost per share for BHP Billiton Limited shares.

Year ended	Shares purchased	Number	Cost per share		Total cost US$M	Purchased by:
						BHP Billiton Limited		BHP Billiton Plc
						Shares	US$M	Shares	US$M
30 June 2011	BHP Billiton Plc	94,935,748	£23.96	(i)	3,678	94,935,748	3,678	—	—
	BHP Billiton Limited	146,899,809	A$40.85		6,345	146,899,809	6,345	—	—

(i)	Cost per share represents the average cost per share paid on-market by BHP Billiton Limited for BHP Billiton Plc shares in 2011. Since the commencement of the buy-back in 2006 the average cost per share was £15.67.

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

(c)

The total number of BHP Billiton Limited shares of all classes is 3,211,654,688 of which 99.99 per cent are ordinary shares fully paid (2010: 3,358,554,497, 99.99 per cent; 2009: 3,358,554,497, 99.99 per cent). The total number of BHP Billiton Plc shares of all classes is 2,138,417,192, of which 99.99 per cent are ordinary shares of US$0.50 par value (2010: 2,231,171,203, 99.99 per cent; 2009: 2,231,171,203, 99.99 per cent). Any surplus remaining after payment of preferred distributions shall be payable to the holders of BHP Billiton Limited and BHP Billiton Plc ordinary shares in equal amounts per share.

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

(f)

During the year ended 30 June 2011, 110,000 partly paid shares were paid up and became fully paid shares. 70,000 of these partly paid shares were also entitled to 79,928 bonus shares which were satisfied via on-market purchase.

(g)	During the period 1 July 2011 to 6 September 2011, 36,418 fully paid ordinary shares in BHP Billiton were issued on the exercise of Group Incentive Scheme awards.

20    Other equity

	2011	2010	2009
	US$M	US$M	US$M
Reserves
Share premium account (a)
Balance at the beginning of the financial year	518	518	518

Balance at the end of the financial year	518	518	518

Foreign currency translation reserve (b)
Balance at the beginning of the financial year	15	24	(3)
Exchange fluctuations on translation of foreign operations taken to equity	19	1	27
Exchange fluctuations on translation of foreign operations transferred to the income statement	—	(10)	—

Total other comprehensive income	19	(9)	27

Balance at the end of the financial year	34	15	24

Employee share awards reserve (c)
Balance at the beginning of the financial year	557	434	372
Deferred tax arising on accrued employee entitlement for unexercised awards	(13)	69	(89)

Total other comprehensive income	(13)	69	(89)
Accrued employee entitlement for unvested awards	266	170	185
Employee share awards exercised	(121)	(88)	(34)
Employee share awards forfeited	(9)	(28)	—

Balance at the end of the financial year	680	557	434

Hedging reserve – cash flow hedges (d)
Balance at the beginning of the financial year	—	9	(417)
Net (loss)/gain on cash flow hedges taken to equity	—	(15)	710
Net realised losses on cash flow hedges transferred to the income statement	—	2	22
Net unrealised gains on cash flow hedges transferred to the income statement	—	—	(48)
Net gains on cash flow hedges transferred to the initial carrying amount of hedged items	—	—	(26)
Deferred tax relating to cash flow hedges	—	4	(232)

Total other comprehensive income	—	(9)	426

Balance at the end of the financial year	—	—	9

Financial assets reserve (e)
Balance at the beginning of the financial year	348	202	162
Net valuation (losses)/gains on available for sale investments taken to equity	(71)	160	3
Net valuation (gains)/losses on available for sale investments transferred to the income statement	(38)	2	58
Deferred tax relating to revaluations	37	(16)	(21)

Total other comprehensive income	(72)	146	40

Balance at the end of the financial year	276	348	202

Share buy-back reserve (f)
Balance at the beginning of the financial year	118	118	118
BHP Billiton Plc shares cancelled	46	—	—

Balance at the end of the financial year	164	118	118

Non-controlling interest contribution reserve (g)
Balance at the beginning of the financial year	350	—	—
Issue of share options to non-controlling interests	—	43	—
Distribution to option holders	(21)	(10)	—
Equity contributed	—	317	—

Balance at the end of the financial year	329	350	—

Total reserves	2,001	1,906	1,305

	2011	2010	2009
	US$M	US$M	US$M
Retained earnings
Balance at the beginning of the financial year	44,801	36,831	35,756
Profit for the year	23,648	12,722	5,877
Actuarial losses on pension and medical schemes	(105)	(38)	(224)
Tax recognised directly in other comprehensive income	94	54	89

Total comprehensive income	23,637	12,738	5,742
Dividends	(5,126)	(4,618)	(4,563)
BHP Billiton Limited share buy-back – refer to note 19	(6,301)	—	—
BHP Billiton Plc share buy-back – refer to note 19	(3,595)	—	—
Employee share awards exercised, net of employee contributions and forfeitures	(285)	(150)	(104)

Balance at the end of the financial year	53,131	44,801	36,831

	2011	2010	2009
	US$M	US$M	US$M
Non-controlling interests
Balance at the beginning of the financial year	804	757	708
Profit for the year	298	287	461
Actuarial losses on pension and medical schemes	(8)	—	(3)
Net valuation gains on available for sale investments taken to equity	1	7	—
Net valuation gains on available for sale investments transferred to the income statement	(9)	—	—
Tax recognised directly in other comprehensive income	2	—	—

Total comprehensive income	284	294	458
Issue of share options to non-controlling interests	—	16	—
Distribution to option holders	(17)	(6)	—
Dividends	(90)	(277)	(406)
Equity contributed	12	20	(3)

Balance at the end of the financial year	993	804	757

(a)	The share premium account represents the premium paid on the issue of BHP Billiton Plc shares recognised in accordance with the UK Companies Act 2006.

(b)	The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Group into US dollars.

(c)	The employee share awards reserve represents the accrued employee entitlements to share awards that have been charged to the income statement and have not yet been exercised.

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

21    Contingent liabilities

Contingent liabilities at balance date, not otherwise provided for in the financial statements, are categorised as arising from:

	2011	2010
	US$M	US$M
Jointly controlled entities
Bank guarantees (a)	12	7
Actual or potential litigation (b)	1,384	878
Other	1	—

	1,397	885

Subsidiaries and jointly controlled assets (including guarantees)
Bank guarantees (a)	1	1
Actual or potential litigation (b)	693	455
Other	4	3

	698	459

Total contingent liabilities	2,095	1,344

(a)	The Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.

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

22    Commitments

	2011	2010
	US$M	US$M
Capital expenditure commitments
Due not later than one year	5,307	4,311
Due later than one year and not later than two years	1,419	491
Due later than two years and not later than three years	531	171
Due later than three years and not later than four years	35	16
Due later than four years and not later than five years	1	—

Total capital expenditure commitments	7,293	4,989

Lease expenditure commitments
Finance leases
Due not later than one year	88	95
Due later than one year and not later than two years	54	60
Due later than two years and not later than three years	50	51
Due later than three years and not later than four years	51	49
Due later than four years and not later than five years	46	49
Due later than five years	93	140

Total commitments under finance leases	382	444
Future financing charges	(93)	(111)
Right to reimbursement from joint venture partner	(97)	(108)

Finance lease liability	192	225

Operating leases (a)
Due not later than one year	861	695
Due later than one year and not later than two years	640	580
Due later than two years and not later than three years	453	601
Due later than three years and not later than four years	208	255
Due later than four years and not later than five years	192	98
Due later than five years	1,197	830

Total commitments under operating leases	3,551	3,059

Other expenditure commitments (b)
Due not later than one year	3,473	2,793
Due later than one year and not later than two years	1,486	1,291
Due later than two years and not later than three years	947	1,111
Due later than three years and not later than four years	564	768
Due later than four years and not later than five years	546	444
Due later than five years	2,059	1,923

Total commitments for other expenditure	9,075	8,330

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

	2011	2010	2009
	US$M	US$M	US$M
Cash and cash equivalents comprise:
Cash	1,361	1,369	1,156
Short-term deposits	8,723	11,087	9,677

Total cash and cash equivalents (a)	10,084	12,456	10,833
Bank overdrafts and short-term borrowings – refer to note 16	(4)	(1)	(2)

Total cash and cash equivalents, net of overdrafts	10,080	12,455	10,831

(a)	Cash and cash equivalents include US$170 million (2010: US$330 million; 2009: US$368 million) which is restricted by legal or contractual arrangements.

Significant non-cash investing and financing transactions

Property, plant and equipment of US$2 million (2010: US$56 million; 2009: US$59 million) was acquired under finance leases.

Property, plant and equipment of US$ nil (2010: US$236 million; 2009: US$ nil) was acquired under vendor financing arrangements.

Disposal of subsidiaries and operations

The Group disposed of the following subsidiaries and operations during the year ended:

30 June 2011

•	There were no disposals of subsidiaries or operations.

30 June 2010

•	Esidulini game reserve

•	Kendilo coal operation

•	Manganese Metal Company (Pty) Ltd

•	Pering mine

•	Ravensthorpe nickel operations

•	Suriname Bauxite Mines and the Paranam Refinery

•	Yabulu nickel refinery

30 June 2009

•	BHP Asia Pacific Nickel Pty Ltd

•	Mayaniquel SA

•	Minera Geleen SA

•	PT Gag Nickel

•	Sociedad Contractual Minera Otway

The carrying amount of assets and liabilities disposed are as follows:

	2011	2010	2009
	US$M	US$M	US$M
Cash and cash equivalents	—	137	—
Trade and other receivables	—	11	1
Inventories	—	169	—
Current tax assets	—	9	—
Other current assets	—	11	6
Property, plant and equipment	—	682	35
Trade and other payables	—	(66)	(1)
Interest bearing liabilities	—	(27)	—
Current tax payable	—	(1)	—
Provisions	—	(590)	—

Net identifiable assets (a)	—	335	41

Gross consideration	—	351	23
Less cash balances disposed of	—	(137)	—

Net consideration	—	214	23

Comprising of:
– Cash	—	214	17
– Deferred consideration	—	—	6

Total net consideration received	—	214	23

Gains/(losses) on sale of subsidiaries and operations	—	16	(18)

(a)

Net identifiable assets disposed of in the year ended 30 June 2010 include property, plant and equipment of US$58 million, current tax assets of US$9 million and provisions of US$301 million classified as held for sale in 2009.

Acquisition of subsidiaries and operations

The Group acquired the following subsidiaries and operations during the year ended:

30 June 2011

•	Other than the business combination described in note 24, there were no acquisitions of subsidiaries or operations.

30 June 2010

•	100 per cent of Athabasca Potash Inc.

•	100 per cent of United Minerals Corporations NL

30 June 2009

•	100 per cent of Anglo Potash Limited

The fair values of assets and liabilities acquired, excluding those acquired through business combinations (refer to note 24), are as follows:

	2011	2010	2009
	US$M	US$M	US$M
Property, plant and equipment	—	508	270

Net identifiable assets	—	508	270

Consideration paid	—	508	270

24    Business combinations

Business combination during the year ended 30 June 2011

On 31 March 2011, the Group completed the acquisition of 100 per cent of Chesapeake Energy Corporation’s (Chesapeake) interests in its Fayetteville Shale gas assets, and associated midstream pipeline system (Fayetteville Shale gas business), located in Arkansas (US), for US$4,819 million. The acquisition was funded from the Group’s cash resources.

The Fayetteville Shale upstream gas assets include approximately 487,000 acres of leasehold and producing natural gas properties and approximately 3,000 wells of which the Group operates approximately 800 wells. Midstream assets consist of gas gathering systems including extensive pipeline infrastructure and associated compression stations. The acquisition marks the entry of the Group into the shale gas business in the US.

Acquisition-related costs of US$17 million have been expensed and included in other operating expenses in the Consolidated Income Statement and in operating cash flows in the Consolidated Cash Flow Statement.

The provisionally determined fair values of the identifiable assets and liabilities acquired comprising the Fayetteville Shale gas business as of the date of the acquisition are as follows:

2011
US$M
Property, plant and equipment	4,803
Inventories	3
Trade and other receivables (a)	38
Trade and other payables	(21)
Provisions	(4)

Net identifiable assets	4,819

Consideration paid (b)	4,819

(a)	This represents the gross contractual amount for trade and other receivables.

(b)	Including US$12 million accrued as at 30 June 2011.

Provisional estimates of fair value of the identifiable assets and liabilities approximate the consideration paid to Chesapeake and therefore no goodwill or bargain purchase gain has been recognised in respect of the acquisition. The fair values are provisional due to the complexity of the valuation process. The finalisation of the fair value of the assets and liabilities acquired will be completed within twelve months of the acquisition.

From the date of the acquisition to 30 June 2011, Fayetteville contributed revenue of US$107 million and a net profit of US$26 million to the Group. The results of the combined Group and Fayetteville Shale gas business for the year ended 30 June 2011, as though the acquisition had occurred as of the beginning of that period, has not been presented. The Group considered that compiling such information was impracticable owing to the lack of suitable information for the Fayetteville Shale gas business for the nine months preceding the acquisition.

Business combination subsequent to the year ended 30 June 2011

On 14 July 2011, the Group announced it had entered into a definitive agreement to acquire Petrohawk Energy Corporation (Petrohawk) by means of an all-cash tender offer for all of the issued and outstanding shares of Petrohawk to be followed by a second-step merger, representing a total equity value of approximately US$12.1 billion and a total enterprise value of approximately US$15.1 billion, including the assumption of net debt. On 21 August 2011, the Group announced that all conditions to the closing of the tender offer to acquire all outstanding shares of common stock of Petrohawk for US$38.75 per share net to the seller in cash, without interest, less any applicable withholding taxes, have been satisfied. The acquisition date of Petrohawk by the Group was 20 August 2011 and the transaction closed on 25 August 2011.

The Group has entered into certain retention arrangements with the employees of Petrohawk. Pursuant to these arrangements, the Group will make retention payments at different intervals subject to mandatory service requirements and grant restricted share awards in BHP Billiton Limited with vesting dates ranging from 31 December 2012 to 22 August 2014. All cash amounts paid to employees will be accounted for as a post-combination employee benefit expense. Payments of US$13.8 million have been made since the acquisition date.

Petrohawk is an oil and natural gas company based in the United States. It owns a number of shale gas assets in Texas and Louisiana and associated midstream pipeline systems. The transaction provides BHP Billiton with operated positions in the resource areas of the Eagle Ford, Haynesville shale and the Permian Basin. Due to the timing of the transaction, management is in the preliminary stages of determining values of the assets and liabilities acquired and the associated accounting for the business combination. Accordingly, certain disclosures relating to the business combination such as the fair value of net assets acquired and acquisition-related transaction costs have not been presented.

There were no business combinations entered into by the Group in the previous financial year.

25    Subsidiaries

Significant subsidiaries of the Group, which are those with the most significant contribution to the Group’s net profit or net assets, are as follows:

Name	Country of incorporation	Principal activity	The Group’s effective interest
			2011%	2010%
BHP Billiton Aluminium Australia Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
BHP Billiton Aluminium (RAA) Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
BHP Billiton Aluminium (Worsley) Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
BHP Billiton Canada Inc.	Canada	Diamond mining	100	100
BHP Billiton Direct Reduced Iron Pty Ltd	Australia	Hot briquette iron plant (closed)	100	100
BHP Billiton Energy Coal Australia Pty Ltd	Australia	Holding company	100	100
BHP Billiton Energy Coal South Africa Limited	South Africa	Coal mining	100	100
BHP Billiton Finance BV	Netherlands	Finance	100	100
BHP Billiton Finance Ltd	Australia	Finance	100	100
BHP Billiton Finance (USA) Ltd (a)	Australia	Finance	100	100
BHP Billiton Foreign Holdings Inc.	US	Holding company	100	100
BHP Billiton Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Billiton International Services Limited	UK	Service company	100	100
BHP Billiton Iron Ore Pty Limited	Australia	Service company	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Inc.	US	Marketing and trading	100	100
BHP Billiton Metais SA	Brazil	Alumina refining and aluminium smelting	100	100
BHP Billiton Minerals Pty Ltd	Australia	Iron ore, coal, silver, lead and zinc mining	100	100
BHP Billiton Mitsui Coal Pty Ltd	Australia	Coal mining	80	80
BHP Billiton Nickel West Pty Ltd	Australia	Nickel mining, smelting, refining and administrative services	100	100
BHP Billiton Olympic Dam Corporation Pty Ltd	Australia	Copper and uranium mining	100	100
BHP Billiton Petroleum (Americas) Inc.	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Arkansas) Inc.	US	Hydrocarbons production	100	–
BHP Billiton Petroleum (Australia) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Bass Strait) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Colombia) Corporation	Canada	Hydrocarbons exploration and production	100	100

Name	Country of incorporation	Principal activity	The Group’s effective interest
			2011%	2010%
BHP Billiton Petroleum (Deepwater) Inc.	US	Hydrocarbons exploration, development and production	100	100
BHP Billiton Petroleum (Fayetteville) LLC	US	Hydrocarbons exploration and production	100	–
BHP Billiton Petroleum (GOM) Inc.	US	Hydrocarbons exploration	100	100
BHP Billiton Petroleum (North West Shelf) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum Great Britain Limited	UK	Hydrocarbons production	100	100
BHP Billiton Petroleum (International Exploration) Pty Ltd	Australia	Hydrocarbons development and production	100	100
BHP Billiton Petroleum (New Ventures) Corporation	Canada	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Sabah) Corporation	Canada	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Victoria) Pty Ltd	Australia	Hydrocarbons development	100	100
BHP Billiton SA Holdings Limited	South Africa	Holding company	100	100
BHP Billiton SA Limited	South Africa	Holding and service company	100	100
BHP Billiton Shared Business Services Pty Ltd	Australia	Service company	100	100
BHP Billiton Shared Services Malaysia Sdn. Bhd.	Malaysia	Service company	100	100
BHP Billiton SSM Development Pty Ltd	Australia	Holding company	100	100
BHP Billiton (Trinidad – 2c) Limited	Canada	Hydrocarbons development	100	100
BHP Billiton World Exploration Inc.	Canada	Minerals exploration	100	100
BHP Canadian Diamonds Company	Canada	Diamond mining	100	100
BHP Chile Inc.	US	Service company	100	100
BHP Coal Holdings Pty Limited	Australia	Holding company	100	100
BHP Coal Pty Limited	Australia	Holding company and coal mining	100	100
BHP Copper Inc.	US	Holding company and copper mining	100	100
BHP Escondida Inc.	US	Holding company	100	100
BHP Iron Ore (Jimblebar) Pty Ltd	Australia	Iron ore mining	100	100
BHP Navajo Coal Company	US	Coal mining	100	100
BHP Petroleum (Pakistan) Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Queensland Coal Investments Pty Ltd	Australia	Holding company and coal mining	100	100
BHPB Freight Pty Ltd	Australia	Transport services	100	100
Billiton Aluminium SA Limited	South Africa	Aluminium smelting	100	100
Billiton Marketing Holding BV	Netherlands	Holding company	100	100
Broken Hill Proprietary (USA) Inc.	US	Service company	100	100
Cerro Matoso SA	Colombia	Nickel mining and ferro-nickel smelting	99.9	99.9

Name	Country of incorporation	Principal activity	The Group’s effective interest
			2011%	2010%
Coal Mines Australia Pty Ltd	Australia	Coal exploration	100	100
Compañía Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Dendrobium Coal Pty Ltd	Australia	Coal mining	100	100
Endeavour Coal Pty Ltd	Australia	Coal mining	100	100
Groote Eylandt Mining Company Pty Ltd	Australia	Manganese mining	60	60
Hillside Aluminium Limited	South Africa	Aluminium smelting	100	100
Hotazel Manganese Mines (Proprietary) Limited (b)	South Africa	Manganese ore mining and processing	54.6	54.6
Hunter Valley Energy Coal Pty Ltd	Australia	Coal mining	100	100
Illawarra Coal Holdings Pty Ltd	Australia	Coal mining	100	100
Illawarra Services Pty Ltd	Australia	Coal mining	100	100
Minera Spence SA	Chile	Copper mining	100	100
Rio Algom Limited	Canada	Holding company	100	100
Samancor AG	Switzerland	Marketing	60	60
Samancor Manganese Proprietary Limited	South Africa	Manganese mining and manganese alloys	60	60
San Juan Coal Company	US	Coal mining	100	100
Tasmanian Electro Metallurgical Company Pty Ltd	Australia	Manganese alloys	60	60
UMAL Consolidated Pty Ltd	Australia	Holding company and coal mining	100	100
United Iron Pty Ltd	Australia	Iron ore exploration	100	100
WMC Finance (USA) Limited	Australia	Finance	100	100

(a)

BHP Billiton Finance (USA) Ltd is 100 per cent owned by BHP Billiton Limited. BHP Billiton Limited and BHP Billiton Plc have each fully and unconditionally guaranteed BHP Billiton Finance (USA) Ltd’s debt securities.

(b)	The Group’s effective interest in Hotazel Manganese Mines (Proprietary) Limited will reduce to 44.4 per cent pursuant to a Broad Based Black Economic Empowerment transaction in South Africa.

(c)	A complete list of the Group’s subsidiaries and jointly controlled entities will be attached to BHP Billiton Plc’s annual return made to the UK Registrar of Companies.

26    Interests in jointly controlled entities

The Group’s significant interests in jointly controlled entities, which are those with the most significant contribution to the Group’s net profit or net assets, are listed below. All entities included below are subject to joint control as a result of governing contractual arrangements.

Major shareholdings in jointly controlled entities	Country of incorporation	Principal activity	Reporting date (a)	Ownership interest (a)
				2011	2010
				%	%
Caesar Oil Pipeline Company LLC	US	Hydrocarbons transportation	31 May	25	25
Cleopatra Gas Gathering Company LLC	US	Hydrocarbons transportation	31 May	22	22
Guinea Alumina Corporation Ltd	British Virgin Islands	Bauxite mine and alumina refinery prospect	31 Dec	33.33	33.33
Mozal SARL	Mozambique	Aluminium smelting	30 June	47.1	47.1
Compañía Minera Antamina SA	Peru	Copper and zinc mining	30 June	33.75	33.75
Minera Escondida Limitada (b)	Chile	Copper mining	30 June	57.5	57.5
Phola Coal Processing Plant (Pty) Ltd	South Africa	Coal handling and processing plant	30 June	50	50
Richards Bay Minerals (c)	South Africa	Mineral sands mining and processing	31 Dec	37.76	37.76
Samarco Mineração SA	Brazil	Iron ore mining	31 Dec	50	50
Carbones del Cerrejón LLC	Anguilla	Coal mining in Colombia	31 Dec	33.33	33.33
Newcastle Coal Infrastructure Group Pty Limited	Australia	Coal export terminal	30 June	35.5	35.5

	Group share
	2011	2010
	US$M	US$M
Net assets of jointly controlled entities
Current assets	3,743	3,352
Non-current assets	8,232	7,212
Current liabilities	(2,560)	(2,162)
Non-current liabilities	(3,409)	(2,388)

Net assets	6,006	6,014

	Group share
	2011	2010	2009
	US$M	US$M	US$M
Share of jointly controlled entities’ profit
Revenue	11,600	8,642	6,130
Net operating costs	(5,443)	(4,597)	(4,103)

Operating profit	6,157	4,045	2,027
Net finance costs	(368)	(68)	(129)
Income tax expense	(1,462)	(903)	(465)

Profit after taxation	4,327	3,074	1,433

	Group share
	2011	2010
	US$M	US$M
Share of contingent liabilities and expenditure commitments relating to jointly controlled entities
Contingent liabilities	1,397	885
Capital expenditure commitments	1,156	274
Other expenditure commitments	867	1,455

(a)

The ownership interest at the Group’s and the jointly controlled entity’s reporting date are the same. When the annual financial reporting date is different to the Group’s, financial information is obtained as at 30 June in order to report on a consistent annual basis with the Group’s reporting date.

(b)

While the Group holds a 57.5 per cent interest in Minera Escondida Limitada, the entity is subject to effective joint control due to participant and management agreements which result in the operation of an Owners’ Council, whereby significant commercial and operational decisions are determined on aggregate voting interests of at least 75 per cent of the total ownership interest. Accordingly the Group does not have the ability to unilaterally control, and therefore consolidate, the investment in accordance with IAS 27/AASB 127 ‘Consolidated and Separate Financial Statements’.

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

(d)	A complete list of investments in subsidiaries and jointly controlled entities will be attached to BHP Billiton Plc’s annual return made to the UK Registrar of Companies.

27    Interests in jointly controlled assets

The principal jointly controlled assets in which the Group has an interest and which are proportionately consolidated in the financial statements are as follows:

Name	Country of operation	Principal activity	The Group’s effective interest
			2011%	2010%
Atlantis	US	Hydrocarbons exploration and production	44	44
Bass Strait	Australia	Hydrocarbons production	50	50
Fayetteville – refer to note 24	US	Hydrocarbons exploration and production	0.03 – 100	—
Liverpool Bay	UK	Hydrocarbons production	46.1	46.1
Mad Dog	US	Hydrocarbons exploration and production	23.9	23.9
Minerva	Australia	Hydrocarbons exploration and production	90	90
Neptune	US	Hydrocarbons exploration and production	35	35
North West Shelf	Australia	Hydrocarbons production	8.33 – 16.67	8.33 – 16.67
Ohanet	Algeria	Hydrocarbons exploration and production	45	45
Pyrenees	Australia	Hydrocarbons exploration and production	40 – 71.43	40 – 71.43
ROD Integrated Development	Algeria	Hydrocarbons exploration and production	38 – 45	38 – 45
Shenzi	US	Hydrocarbons exploration and production	44	44
Stybarrow	Australia	Hydrocarbons exploration and production	50	50
Greater Angostura	Trinidad and Tobago	Hydrocarbons production	45	45
Zamzama	Pakistan	Hydrocarbons exploration and production	38.5	38.5
Alumar	Brazil	Alumina refining	36	36
		Aluminium smelting	40	40
Worsley	Australia	Bauxite mining and alumina refining	86	86
EKATI	Canada	Diamond mining	80	80
Mt Goldsworthy	Australia	Iron ore mining	85	85
Mt Newman	Australia	Iron ore mining	85	85
Yandi	Australia	Iron ore mining	85	85
Central Queensland Coal Associates	Australia	Coal mining	50	50
Gregory	Australia	Coal mining	50	50

	2011	2010
	US$M	US$M
Share of contingent liabilities and capital expenditure commitments relating to jointly controlled assets
Contingent liabilities (a)	299	120
Capital expenditure commitments (a)	4,329	4,103

(a)	Included in contingent liabilities and capital expenditure commitments for the Group. Refer to notes 21 and 22 respectively.

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

A Cash Flow at Risk (CFaR) framework is used to measure the aggregate and diversified impact of financial risks upon the Group’s financial targets. The principal measurement of risk is CFaR measured on a portfolio basis – which is defined as the worst expected loss relative to projected business plan cash flows over a one-year horizon under normal market conditions at a confidence level of 95 per cent. The CFaR framework includes Board-approved limits on the quantum of the CFaR relative to the Group’s financial targets.

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

In executing the strategy, financial instruments are potentially employed in three distinct but related activities. The following table summarises these activities and the key risk management processes.

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

Interest rate risk

The Group is exposed to interest rate risk on its outstanding borrowings and investments from the possibility that changes in interest rates will affect future cash flows or the fair value of fixed interest rate financial instruments. Interest rate risk is managed as part of the Portfolio Risk Management Strategy and within the overall CFaR limit.

The majority of the Group’s debt is raised under central borrowing programs. The Group has entered into interest rate swaps and cross currency interest rate swaps to convert most of the centrally managed debt into US dollar floating interest rate exposures. As at 30 June 2011, the Group holds US$827 million (2010: US$2,577 million) of centrally managed fixed interest rate borrowings that have not been swapped to floating interest rates, arising principally from debt raised prior to the DLC merger. The Group’s earnings are sensitive to changes in interest rates on the floating interest rate component of the Group’s net borrowings.

The fair value of interest rate swaps, cross currency interest rate swaps, currency swaps and forward exchange contracts in fair value hedge relationships used to hedge both interest rate and foreign currency risks are as follows:

	Fair value
	2011	2010
	US$M	US$M
Interest rate swaps
US dollar swaps
Pay floating/receive fixed
Not later than one year	49	13
Later than one year but not later than two years	109	90
Later than two years but not later than five years	248	200
Later than five years	172	288

Cross currency interest rate swaps
Euro to US dollar swaps
Pay floating/receive fixed
Not later than one year	—	10
Later than two years but not later than five years	134	17

Euro to US dollar swaps
Pay fixed/receive fixed
Later than two years but not later than five years	42	—
Later than five years	—	(174)

Forward exchange contracts
Euro to US dollar foreign exchange contract
Pay US dollar/receive Euro
Not later than one year	(53)	(282)
Total fair value of derivatives	701	162

Based on the net debt position as at 30 June 2011, taking into account interest rate swaps and cross currency interest rate swaps, it is estimated that a one percentage point increase in the US LIBOR interest rate will decrease the Group’s profit after taxation and equity by US$25 million (2010: decrease of US$2 million). This assumes that the change in interest rates is effective from the beginning of the financial year and the fixed/floating mix and balances are constant over the year. However, interest rates and the net debt profile of the Group may not remain constant in the coming financial year and therefore such sensitivity analysis should be used with care.

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

	Net financial assets/(liabilities) – by currency of denomination					Total
2011	US$	A$	SA rand	GBP	Other
	US$M	US$M	US$M	US$M	US$M	US$M
Functional currency of Group operation
US dollars	—	(4,344)	187	23	(1,414)	(5,548)
Australian dollars	(1)	—	—	—	—	(1)
UK pounds sterling	(3)	—	—	—	—	(3)

	(4)	(4,344)	187	23	(1,414)	(5,552)

	Net financial assets/(liabilities)—by currency of denomination					Total
2010	US$	A$	SA rand	GBP	Other
	US$M	US$M	US$M	US$M	US$M	US$M
Functional currency of Group operation
US dollars	—	(1,398)	90	31	(942)	(2,219)
Australian dollars	(1)	—	—	—	—	(1)
UK pounds sterling	4	—	—	—	—	4

	3	(1,398)	90	31	(942)	(2,216)

The principal non-functional currencies to which the Group is exposed are the Australian dollar, South African rand and UK pound sterling. Based on the Group’s net financial assets and liabilities as at 30 June 2011, a weakening of the US dollar against these currencies as illustrated in the table below, with all other variables held constant, would increase/(decrease) profit after taxation and equity as follows:

	2011 US$M		2010 US$M
Currency movement	Profit after taxation	Equity	Profit after taxation	Equity
1 cent movement in Australian dollar	(33)	(33)	(9)	(8)
0.2 rand movement in South African rand	(7)	4	(2)	5
1 pence movement in UK pound sterling	—	—	—	—

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

The net fair value of forward exchange contracts outstanding to manage short-term foreign currency cash flows relating to operating activities is an asset of US$23 million (2010: an asset of US$22 million).

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

Financial instruments with commodity price risk included in the following tables are those entered into for the following activities:

•	economic hedging of prices realised on commodity contracts as described above

•	purchases and sales of physical contracts that can be cash-settled

•	derivatives embedded within other supply contracts

All such instruments are carried in the balance sheet at fair value.

Forward commodity and other derivative contracts

	2011		2010
	Fair value of asset	Fair value of liability	Fair value of asset	Fair value of liability
	US$M	US$M	US$M	US$M
Aluminium	7	30	21	26
Copper	111	102	83	84
Zinc	2	2	29	19
Lead	6	8	40	26
Silver	18	27	4	9
Nickel	25	13	47	36
Iron ore	2	5	—	2
Energy coal	16	41	21	31
Metallurgical coal	—	—	—	2
Petroleum	4	24	—	33
Gas	129	52	111	31
Freight	24	7	38	13
Other	—	—	—	3

Total	344	311	394	315

Comprising:
Current	189	232	241	223
Non-current	155	79	153	92

The Group’s exposure at 30 June 2011 to the impact of movements in commodity prices upon the financial instruments, other than those designated as embedded derivatives, is set out in the following table.

		2011		2010
	Units of exposure	Net exposure receive/(deliver)	Impact on equity and profit after taxation of 10% movement in market price	Net exposure receive/(deliver)	Impact on equity and profit after taxation of 10% movement in market price
			US$M		US$M
Aluminium	’000 tonnes	(74)	(18)	(8)	(2)
Copper	’000 tonnes	29	27	20	18
Zinc	’000 tonnes	(8)	(2)	4	—
Lead	’000 tonnes	(9)	(2)	(13)	—
Silver	Million ounces	(1)	(1)	(3)	(3)
Nickel	’000 tonnes	(1)	(3)	(1)	(2)
Iron ore	’000 tonnes	1,102	18	273	3
Energy coal	’000 tonnes	1,089	13	1,370	13
Petroleum	’000 barrels	25	2	—	—
Gas	’000 therms	—	—	—	—
Freight	Time charter days	(1,823)	(3)	(1,490)	(4)
	’000 voyage charter tonnes	165	—	510	1

Provisionally priced commodity sales contracts

Not included in the above tables are provisionally priced sales volumes for which price finalisation, referenced to the relevant index, is outstanding at balance date. Provisional pricing mechanisms embedded within these sales arrangements have the character of a commodity derivative and are carried at fair value as part of trade receivables. The Group’s exposure at 30 June 2011 to the impact of movements in commodity prices upon provisionally invoiced sales volumes is set out in the following table.

		2011		2010
	Units of exposure	Net exposure receive/(deliver)	Impact on equity and profit after taxation of 10% movement in market price	Net exposure receive/(deliver)	Impact on equity and profit after taxation of 10% movement in market price
			US$M		US$M
Copper	’000 tonnes	(239)	(145)	(237)	(100)

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

During the year ended 30 June 2011, Moody’s Investors Service made no change to the Group’s long-term credit rating of A1 (the short-term credit rating is P-1). Standard & Poor’s made no change to the Group’s long-term credit rating of A+ (the short-term credit rating is A-1). The Group’s strong credit profile, diversified funding sources and committed credit facilities ensure that sufficient liquid funds are maintained to meet its daily cash requirements. The Group’s policy on counterparty credit exposure ensures that only counterparties of a high credit standing are used for the investment of any excess cash.

There were no defaults on loans payable during the period.

Standby arrangements and unused credit facilities

Details of major standby and support arrangements are as follows:

	Facility available 2011	Used 2011	Unused 2011	Facility available 2010	Used 2010	Unused 2010
	US$M	US$M	US$M	US$M	US$M	US$M
Revolving credit facility (a)	4,000	—	4,000	3,000	—	3,000
Other facilities (b)	61	—	61	58	—	58

Total financing facilities	4,061	—	4,061	3,058	—	3,058

(a)

The multi-currency revolving credit facility is available for general corporate purposes and matures in December 2015. This facility is used for general corporate purposes and as backup for the commercial paper programs. The interest rates under this facility are based on an interbank rate plus a margin. The applicable margin is typical for a credit facility extended to a company with the Group’s credit rating.

(b)	Other bank facilities are arranged with a number of banks with the general terms and conditions agreed on a periodic basis.

Maturity profile of financial liabilities

The maturity profile of the Group’s financial liabilities based on the contractual amounts, taking into account the derivatives related to debt, is as follows:

2011	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to net debt	Other derivatives	Obligations under finance leases	Other financial liabilities	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Due for payment:
In one year or less or on demand	3,702	720	54	247	67	9,429	14,219
In more than one year but not more than two years	1,946	588	—	44	34	44	2,656
In more than two years but not more than three years	2,715	499	—	6	30	33	3,283
In more than three years but not more than four years	179	369	—	4	31	7	590
In more than four years but not more than five years	2,971	347	—	9	53	29	3,409
In more than five years	3,733	867	—	4	38	381	5,023

	15,246	3,390	54	314	253	9,923	29,180

Carrying amount	15,700	—	53	314	192	9,921	26,180

2010	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to net debt	Other derivatives	Obligations under finance leases	Other financial liabilities	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Due for payment:
In one year or less or on demand	2,038	741	(54)	241	77	6,245	9,288
In more than one year but not more than two years	2,286	689	346	37	64	30	3,452
In more than two years but not more than three years	1,827	567	10	19	23	5	2,451
In more than three years but not more than four years	2,837	475	10	10	23	4	3,359
In more than four years but not more than five years	134	357	11	11	23	—	536
In more than five years	5,841	1,124	143	3	85	323	7,519

	14,963	3,953	466	321	295	6,607	26,605

Carrying amount	15,524	—	456	321	225	6,770	23,296

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

The following table shows the Group’s receivables at the reporting date that are exposed to credit risk and the ageing and impairment profile thereon.

				Receivables past due but not impaired
2011	Gross amount	Receivables past due and impaired	Receivables neither past due nor impaired	Less than 30 days	31 to 60 days	61 to 90 days	Over 90 days
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Trade receivables	6,219	151	5,782	230	3	4	49
Other receivables	4,242	20	3,880	74	6	13	249

Total	10,461	171	9,662	304	9	17	298

				Receivables past due but not impaired
2010	Gross amount	Receivables past due and impaired	Receivables neither past due nor impaired	Less than 30 days	31 to 60 days	61 to 90 days	Over 90 days
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Trade receivables	5,092	147	4,907	27	6	1	4
Other receivables	2,994	15	2,864	32	10	3	70

Total	8,086	162	7,771	59	16	4	74

Receivables are deemed to be past due or impaired with reference to the Group’s normal terms and conditions of business. These terms and conditions are determined on a case-by-case basis with reference to the customer’s credit quality and prevailing market conditions. Receivables that are classified as ‘past due’ in the above tables are those that have not been settled within the terms and conditions that have been agreed with that customer. For an analysis of movements in impaired trade receivables, refer to note 10.

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

No other financial assets were past due or impaired at 30 June 2011 (30 June 2010: nil).

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

The financial assets and liabilities are presented by class in the tables below at their carrying values, which generally approximate to the fair values. In the case of US$827 million (2010: US$2,577 million) of centrally managed fixed rate debt not swapped to floating rate, the fair value at 30 June 2011 is US$977 million (2010: US$3,031 million).

Financial assets and liabilities

2011	Notes	Loans and receivables	Available for sale securities	Held at fair value through profit or loss	Other financial assets and liabilities at amortised cost	Total
		US$M	US$M	US$M	US$M	US$M
Financial assets
Cash and cash equivalents	23	10,084	—	—	—	10,084
Trade and other receivables (a)	10	7,600	—	1,003	—	8,603
Cross currency and interest rate swaps	11	—	—	754	—	754
Forward exchange contracts	11	—	—	26	—	26
Commodity contracts	11	—	—	214	—	214
Other derivative contracts	11	—	—	130	—	130
Interest bearing loans receivable	10	1,044	—	—	—	1,044
Shares	11	—	580	—	—	580
Other investments	11	—	162	—	—	162

Total financial assets		18,728	742	2,127	—	21,597

Non-financial assets						81,294

Total assets						102,891

Financial liabilities
Trade and other payables (b)	15	—	—	—	9,906	9,906
Cross currency and interest rate swaps	17	—	—	53	—	53
Forward exchange contracts	17	—	—	3	—	3
Commodity contracts	17	—	—	219	—	219
Other derivative contracts	17	—	—	92	—	92
Unsecured bank overdrafts and short-term borrowings	16	—	—	—	4	4
Unsecured bank loans	16	—	—	—	1,010	1,010
Notes and debentures (c)	16	—	—	—	12,580	12,580
Secured bank and other loans	16	—	—	—	1,326	1,326
Redeemable preference shares	16	—	—	—	15	15
Finance leases	16	—	—	—	192	192
Unsecured other	16	—	—	—	780	780

Total financial liabilities		—	—	367	25,813	26,180

Non-financial liabilities						18,956

Total liabilities						45,136

(a)	Excludes input taxes of US$643 million included in other receivables. Refer to note 10.

(b)	Excludes input taxes of US$367 million included in other payables. Refer to note 15.

(c)	Includes US$11,753 million of centrally managed fixed rate debt swapped to floating rate under fair value hedges, and is consequently fair valued for interest rate risk.

2010	Notes	Loans and receivables	Available for sale securities	Held at fair value through profit or loss	Other financial assets and liabilities at amortised cost	Total
		US$M	US$M	US$M	US$M	US$M
Financial assets
Cash and cash equivalents	23	12,456	—	—	—	12,456
Trade and other receivables (a)	10	5,938	—	812	—	6,750
Cross currency and interest rate swaps	11	—	—	618	—	618
Forward exchange contracts	11	—	—	28	—	28
Commodity contracts	11	—	—	282	—	282
Other derivative contracts	11	—	—	112	—	112
Interest bearing loans receivable	10	683	—	—	—	683
Shares	11	—	657	—	—	657
Other investments	11	—	105	—	—	105

Total financial assets		19,077	762	1,852	—	21,691

Non-financial assets						67,161

Total assets						88,852

Financial liabilities
Trade and other payables (b)	15	—	—	—	6,755	6,755
Cross currency and interest rate swaps	17	—	—	456	—	456
Forward exchange contracts	17	—	—	6	—	6
Commodity contracts	17	—	—	235	—	235
Other derivative contracts	17	—	—	80	—	80
Unsecured bank overdrafts and short-term borrowings	16	—	—	—	1	1
Unsecured bank loans	16	—	—	—	754	754
Notes and debentures (c)	16	—	—	—	13,436	13,436
Secured bank and other loans	16	—	—	—	957	957
Redeemable preference shares	16	—	—	—	15	15
Finance leases	16	—	—	—	225	225
Unsecured other	16	—	—	—	376	376

Total financial liabilities		—	—	777	22,519	23,296

Non-financial liabilities						16,227

Total liabilities						39,523

(a)	Excludes input taxes of US$491 million included in other receivables. Refer to note 10.

(b)	Excludes input taxes of US$181 million included in other payables. Refer to note 15.

(c)	Includes US$10,847 million of centrally managed fixed rate debt swapped to floating rate under fair value hedges, and is consequently fair valued for interest rate risk.

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

2011	Level 1 (a)	Level 2 (b)	Level 3 (c)	Total
	US$M	US$M	US$M	US$M
Financial assets and liabilities
Trade and other receivables	—	1,003	—	1,003
Cross currency and interest rate swaps	—	701	—	701
Forward exchange contracts	—	23	—	23
Commodity contracts	—	(5)	—	(5)
Other derivative contracts	—	(4)	42	38
Investments – available for sale	10	172	560	742

Total	10	1,890	602	2,502

2010	Level 1 (a)	Level 2 (b)	Level 3 (c)	Total
	US$M	US$M	US$M	US$M
Financial assets and liabilities
Trade and other receivables	—	812	—	812
Cross currency and interest rate swaps	—	162	—	162
Forward exchange contracts	—	22	—	22
Commodity contracts	—	47	—	47
Other derivative contracts	—	(9)	41	32
Investments – available for sale	13	112	637	762

Total	13	1,146	678	1,837

(a)	Valuation is based on unadjusted quoted prices in active markets for identical financial assets and liabilities.

(b)

Valuation is based on inputs (other than quoted prices included in Level 1) that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).

(c)	Valuation is based on inputs that are not based on observable market data.

Level 3 financial assets and liabilities

The following table shows the movements in the Group’s level 3 financial assets and liabilities.

	2011	2010
	US$M	US$M
Balance at the beginning of the financial year	678	590
Additions	78	141
Disposals	(38)	(8)
Realised gains/(losses) recognised in the income statement (a)	12	(229)
Unrealised (losses)/gains recognised in the income statement (a)	(11)	21
Unrealised (losses)/gains recognised in other comprehensive income (b)	(116)	147
Transfers to receivables	(1)	—
Transfers from property, plant and equipment	—	16

Balance at the end of the financial year	602	678

(a)	Realised and unrealised gains and losses recognised in the income statement are recorded in expenses. Refer to note 5.

(b)	Unrealised gains and losses recognised in other comprehensive income are recorded in the financial assets reserve. Refer to note 20.

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

		Profit after taxation		Equity
2011	Carrying value US$M	10% increase in input US$M	10% decrease in input US$M	10% increase in input US$M	10% decrease in input US$M
Financial assets and liabilities
Other derivative contracts	42	(24)	24	(24)	24
Investments – available for sale	560	–	–	67	(88)

Total	602	(24)	24	43	(64)

		Profit after taxation		Equity
2010	Carrying value US$M	10% increase in input US$M	10% decrease in input US$M	10% increase in input US$M	10% decrease in input US$M
Financial assets and liabilities
Other derivative contracts	41	(20)	21	(20)	21
Investments – available for sale	637	–	–	128	(140)

Total	678	(20)	21	108	(119)

Capital management

The Group’s strategy is focused on owning and operating large, long-life, low-cost, expandable, upstream assets and the Group continually reviews its portfolio to identify assets which do not fit this strategy. The Group will invest capital in assets where they fit our strategy. The Group’s priorities for cash flow are:

•	reinvestment in projects that carry attractive rates of return regardless of the economic climate

•	commitment to a solid ‘A’ credit rating

•	returning excess capital to shareholders firstly with its progressive dividends policy and thereafter via dividends and capital management (for example share buy-backs)

The Group monitors capital using a gearing ratio, being the ratio of net debt to net debt plus net assets.

	2011	2010
	US$M	US$M
Cash and cash equivalents	(10,084)	(12,456)
Current debt	3,519	2,191
Non-current debt	12,388	13,573

Net debt	5,823	3,308

Net assets	57,755	49,329

Gearing	9.2%	6.3%

29    Pension and other post-retirement obligations

Defined contribution pension schemes and multi-employer pension schemes

The Group contributed US$336 million (2010: US$276 million; 2009: US$231 million) to defined contribution plans and multi-employer defined contribution plans. These contributions are expensed as incurred.

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

The following tables set out details in respect of the Group’s defined benefit pension and post-retirement medical schemes.

Balance sheet disclosures

The amounts recognised in the balance sheet are as follows:

	Defined benefit pension schemes		Post-retirement medical schemes
	2011	2010	2011	2010
	US$M	US$M	US$M	US$M
Present value of funded defined benefit obligation	1,948	1,673	—	—
Present value of unfunded defined benefit obligation	95	89	437	343
Fair value of defined benefit scheme assets	(1,866)	(1,547)	—	—

Scheme deficit	177	215	437	343

Unrecognised surplus	80	69	—	—
Unrecognised past service credits	—	—	5	1
Adjustment for employer contributions tax	16	11	—	—

Net liability recognised in the balance sheet	273	295	442	344

The Group has no legal obligation to settle these liabilities with any immediate contributions or additional one-off contributions. The Group intends to continue to contribute to each defined benefit pension and post-retirement medical scheme in accordance with the latest recommendations of each scheme actuary.

Income statement disclosures

The amounts recognised in the income statement are as follows:

	Defined benefit pension schemes			Post-retirement medical schemes
	2011	2010	2009	2011	2010	2009
	US$M	US$M	US$M	US$M	US$M	US$M
Current service cost	62	54	58	5	6	5
Interest cost	105	108	110	23	22	22
Expected return on pension scheme assets	(104)	(98)	(111)	—	—	—
Past service costs	1	—	1	3	—	(5)
(Gains)/losses on settlements/curtailments	(1)	—	(4)	—	(7)	3

Total expense	63	64	54	31	21	25

– Recognised in employee benefits expense	62	54	55	8	6	3
– Recognised in net finance costs	1	10	(1)	23	22	22
– Recognised in other income	—	—	—	—	(7)	—

Statement of Comprehensive Income (SOCI) disclosures

The amounts recognised in the Statement of Comprehensive Income are as follows:

	Defined benefit pension schemes			Post-retirement medical schemes
	2011	2010	2009	2011	2010	2009
	US$M	US$M	US$M	US$M	US$M	US$M
Actuarial losses/(gains)	51	(1)	239	68	25	—
Limit on net assets and other adjustments	(6)	14	(12)	—	—	—

Total amount recognised in the SOCI	45	13	227	68	25	—

Total cumulative amount recognised in the SOCI (a)	313	268	255	120	52	27

(a)	Cumulative amounts are calculated from the transition to IFRS on 1 July 2004.

The actual return on assets for the defined benefit pension schemes is as follows:

	Defined benefit pension schemes
	2011	2010	2009
	US$M	US$M	US$M
Actual return on assets	136	175	(117)

The changes in the present value of defined benefit obligations are as follows:

	Defined benefit pension schemes		Post-retirement medical schemes
	2011	2010	2011	2010
	US$M	US$M	US$M	US$M
Defined benefit obligation at the beginning of the financial year	1,762	1,736	343	310
Current service cost	62	54	5	6
Interest cost	105	108	23	22
Contributions by scheme participants	3	3	—	—
Actuarial losses on benefit obligation	83	76	68	25
Benefits paid to participants	(159)	(164)	(22)	(18)
Past service costs	1	—	3	—
Curtailment gains	(1)	—	—	(7)
Exchange variations	187	2	19	5
Other adjustments	—	(53)	(2)	—

Defined benefit obligation at the end of the financial year	2,043	1,762	437	343

The changes in the fair value of scheme assets for defined benefit pension schemes are as follows:

	Defined benefit pension schemes
	2011	2010
	US$M	US$M
Fair value of scheme assets at the beginning of the financial year	1,547	1,455
Expected return on scheme assets	104	98
Actuarial gains on scheme assets	32	77
Employer contributions	159	162
Contributions by scheme participants	3	3
Benefits paid	(159)	(164)
Exchange variations	157	(1)
Other adjustments	23	(83)

Fair value of scheme assets at the end of the financial year	1,866	1,547

The fair values of defined benefit pension scheme assets segregated by major asset class are as follows:

	Fair Value
	2011	2010
	US$M	US$M
Asset class
Bonds	1,193	884
Equities	393	391
Property	19	22
Cash and net current assets	61	49
Insured annuities	190	187
Other	10	14

Total	1,866	1,547

Scheme assets classified as ‘Other’ as at 30 June 2011 primarily comprise investments in private equity in Australia.

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

Actuarial assumptions

The principal actuarial assumptions at the reporting date (expressed as weighted averages) for defined benefit pension schemes are as follows:

	Australia		Americas		Europe		South Africa
	2011	2010	2011	2010	2011	2010	2011	2010
	%	%	%	%	%	%	%	%
Discount rate	5.1	5.4	5.0	5.5	5.6	5.3	8.6	8.8
Future salary increases	4.3	4.0	4.6	4.5	5.0	4.7	7.6	6.9
Future pension increases	n/a	n/a	4.0	4.0	2.7	2.6	6.1	5.9
Expected rate of return on pension scheme assets	5.9	5.8	5.2	5.9	5.3	5.6	8.7	9.4

The principal actuarial assumptions at the reporting date (expressed as weighted averages) for post-retirement medical schemes are as follows:

	Americas		South Africa
	2011	2010	2011	2010
	%	%	%	%
Discount rate	4.8	5.2	8.6	9.0
Medical cost trend rate (ultimate)	4.2	4.2	7.7	7.3

Assumptions regarding future mortality can be material depending upon the size and nature of the plan liabilities. Post-retirement mortality assumptions in the Americas, Europe and South Africa are based on post-retirement mortality tables that are standard in these regions.

The overall expected rate of return on assets is the weighted average of the expected rate of return on each applicable asset class and reflects the long-term target asset allocation as at the reporting date. For bonds, the expected rate of return reflects the redemption yields available on corporate and government bonds, as applicable, as at the reporting date. For all other asset classes, the expected rate of return reflects the rate of return expected over the long-term.

For the main funds, these tables imply the following expected future lifetimes (in years) for employees aged 65 as at the balance sheet date: US males 19.8, US females 21.6; Canadian males 19.4, Canadian females 21.8; Netherlands males 21.4, Netherlands females 23.9; UK males 22.5, UK females 24.9; South African males 18.0, South African females 22.3.

The present value of defined benefit obligations, fair value of scheme assets and associated experience adjustments for the defined benefit pension and post-retirement medical schemes are shown for the current year and the previous four years as follows:

	Defined benefit pension schemes
	2011	2010	2009	2008	2007
	US$M	US$M	US$M	US$M	US$M
Present value of defined benefit obligation	2,043	1,762	1,736	1,889	1,787
Fair value of defined benefit scheme assets	(1,866)	(1,547)	(1,455)	(1,768)	(1,756)

Deficit in the schemes	177	215	281	121	31

Experience gain/(loss) adjustments to scheme liabilities	1	16	(2)	(8)	7
Experience gain/(loss) adjustments to scheme assets	32	77	(228)	(130)	101

	Post-retirement medical schemes
	2011	2010	2009	2008	2007
	US$M	US$M	US$M	US$M	US$M
Present value of defined benefit obligation	437	343	310	328	380
Experience (loss)/gain adjustments to scheme liabilities	(3)	(7)	4	8	1

Experience adjustments to scheme liabilities do not include the effect of changes in actuarial assumptions.

Estimated contributions for the defined benefit pension and post-retirement medical schemes are as follows:

	Defined benefit pension schemes	Post-retirement medical schemes
	US$M	US$M
Estimated employer contributions for the year ending 30 June 2012	125	25
Estimated contributions by scheme participants for the year ending 30 June 2012	3	—

The impact of a one percentage point variation in the medical cost trend rate (for the post-retirement medical schemes) on the Group’s results is as follows:

	2011	2010
	US$M	US$M
Effect of an increase in the medical cost trend of 1% point on:
Total of current service and interest cost	5	3
Defined benefit obligation	49	31

Effect of a decrease in the medical cost trend of 1% point on:
Total of current service and interest cost	(4)	(3)
Defined benefit obligation	(40)	(26)

30    Key Management Personnel

Key Management Personnel compensation comprises:

	2011	2010	2009
	US$	US$	US$
Short-term employee benefits	22,482,359	21,851,956	20,015,590
Post-employment benefits	3,270,906	5,281,930	2,870,982
Share-based payments	28,682,260	23,196,103	19,127,612

Total	54,435,525	50,329,989	42,014,184

Equity Instrument disclosures relating to Key Management Personnel

BHP Billiton Limited ordinary shares under award

	Scheme	At 30 June 2009	Granted	Lapsed	Exercised /Matched	At 30 June 2010	Granted	Lapsed	Exercised/ Matched	At 30 June 2011	Vested during the year ended 30 June 2010	Vested during the year ended 30 June 2011	Vested at 30 June 2010 (a)	Vested at 30 June 2011 (a)
Marius Kloppers	LTIP Performance	833,327	250,000	—	—	1,083,327	200,000	—	—	1,283,327	—	—	—	—
	GIS Deferred	123,429	46,951	—	27,582	142,798	54,831	—	95,847	101,782	27,582	95,847	—	—
	Shareplus	328	194	—	160	362	131	—	168	325	160	168	—	—

Marcus Randolph	LTIP Performance	817,676	120,000	—	110,000	827,676	105,000	—	110,000	822,676	110,000	110,000	—	—
	GIS Deferred	68,675	25,126	—	23,648	70,153	30,819	—	45,027	55,945	23,648	45,027	—	—
	Shareplus	329	190	—	157	362	132	—	172	322	157	172	—	—

Alex Vanselow	LTIP Performance	867,676	120,000	—	110,000	877,676	105,000	—	110,000	872,676	110,000	110,000	—	—
	GIS Deferred	24,847	27,727	—	24,847	27,727	26,365	—	—	54,092	24,847	—	—	—
	Shareplus	325	193	—	157	361	132	—	168	325	157	168	—	—

Karen Wood	LTIP Performance	664,187	90,000	—	80,000	674,187	75,000	—	80,000	669,187	80,000	80,000	—	—
	GIS Deferred	89,150	23,686	—	58,372	54,464	23,197	—	30,778	46,883	19,643	30,778	—	—
	PSP	25,846	—	—	25,846	—	—	—	—	—	—	—	—	—
	Shareplus	325	193	—	157	361	132	—	168	325	157	168	—	—

J. Michael Yeager	LTIP Performance	962,702	120,000	—	—	1,082,702	105,000	—	325,000	862,702	—	325,000	—	—
	GIS Deferred	82,833	29,877	—	26,460	86,250	31,442	—	56,373	61,319	26,460	56,373	—	—
	Shareplus	344	138	—	134	348	108	—	210	246	134	210	—	—

	Total	4,561,999	854,275	—	487,520	4,928,754	757,289	—	853,911	4,832,132	422,945	853,911	—	—

BHP Billiton Limited ordinary shares under option

	Scheme	At 30 June 2009	Granted	Lapsed	Exercised	At 30 June 2010	Granted	Lapsed	Exercised	At 30 June 2011	Vested during the year ended 30 June 2010	Vested during the year ended 30 June 2011	Vested at 30 June 2010 (a)	Vested at 30 June 2011 (a)
Alex Vanselow	GIS Options	153,768	—	—	—	153,768	—	—	153,768	—	—	153,768	—	—

	Total	153,768	—	—	—	153,768	—	—	153,768	—	—	153,768	—	—

BHP Billiton Plc ordinary shares under award

	Scheme	At 30 June 2009	Granted	Lapsed	Exercised/ Matched	At 30 June 2010	Granted	Lapsed	Exercised/ Matched	At 30 June 2011	Vested during the year ended 30 June 2010	Vested during the year ended 30 June 2011	Vested at 30 June 2010 (a)	Vested at 30 June 2011 (a)
Marius Kloppers	LTIP Performance	675,000	—	—	225,000	450,000	—	—	225,000	225,000	225,000	225,000	—	—

Alberto Calderon	LTIP Performance	556,993	120,000	—	—	676,993	120,000	—	40,000	756,993	—	40,000	—	—
	GIS Deferred	29,133	33,343	—	29,133	33,343	30,495	—	—	63,838	17,207	—	—	—
	Shareplus	344	193	—	156	381	149	—	188	342	156	188	—	—

Andrew Mackenzie	LTIP Performance	325,839	120,000	—	—	445,839	120,000	—	—	565,839	—	—	—	—
	GIS Deferred	—	12,476	—	—	12,476	22,700	—	—	35,176	—	—	—	—
	Shareplus	—	175	—	—	175	136	—	—	311	—	—	—	—

	Total	1,587,309	286,187	—	254,289	1,619,207	293,480	—	265,188	1,647,499	242,363	265,188	—	—

BHP Billiton Plc ordinary shares under option

	Scheme	At 30 June 2009	Granted	Lapsed	Exercised	At 30 June 2010	Granted	Lapsed	Exercised	At 30 June 2011	Vested during the year ended 30 June 2010	Vested during the year ended 30 June 2011	Vested at 30 June 2010 (a)	Vested at 30 June 2011 (a)
Alberto Calderon	GIS Options	143,227	—	—	—	143,227	—	—	143,227	—	—	143,227	—	—

Andrew Mackenzie	GIS Options	—	16,119	—	—	16,119	30,389	—	—	46,508	—	—	—	—

	Total	143,227	16,119	—	—	159,346	30,389	—	143,227	46,508	—	143,227	—	—

(a)	All awards and options that are vested are exercisable.

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

Equity holdings and transactions

The movement during the financial year in the number of ordinary shares of the Group held directly, indirectly or beneficially, by each specified Key Management Personnel, including their personally related entities were as follows:

BHP Billiton Limited shares (a)	Held at 30 June 2009 (b)	Purchases	Received on exercise/matching of options or rights	Disposals	Held at 30 June 2010 (b)	Purchases	Received on exercise/matching of options or rights	Disposals	Held at 30 June 2011 (b)
Marius Kloppers	328	194	27,742	—	28,264	131	96,015	36	124,374
Marcus Randolph	117,420	190	133,805	60,000	191,415	132	155,199	155,000	191,746
Alex Vanselow	99,888	193	135,004	60,822	174,263	132	263,936	167,406	270,925
Karen Wood	71,959	193	164,375	127,394	109,133	132	110,946	58,297	161,914
J. Michael Yeager	6,958	138	26,594	9,710	23,980	108	381,583	141,165	264,506
Paul Anderson	106,000	—	—	—	106,000
Don Argus	321,890	7,300	—	—	329,190
Alan Boeckmann	—	3,150	—	—	3,150	1,180	—	—	4,330
Malcolm Broomhead (c)	9,000	—	—	—	9,000	—	—	—	9,000
Carlos Cordeiro	6,550	—	—	—	6,550	—	—	—	6,550
David Crawford	33,127	—	—	—	33,127	—	—	—	33,127
E. Gail de Planque	5,180	—	—	—	5,180
Carolyn Hewson (c)	2,000	—	—	—	2,000	1,500	—	—	3,500
David Jenkins	2,066	—	—	—	2,066
Lindsay Maxsted					—	—	—	—	—
David Morgan	156,758	—	—	—	156,758
Wayne Murdy	4,030	—	—	—	4,030	—	—	—	4,030
Jacques Nasser	5,600	—	—	—	5,600	—	—	—	5,600
John Schubert	23,675	—	—	—	23,675	—	—	—	23,675

BHP Billiton Plc shares (a)	Held at 30 June 2009 (b)	Purchases	Received on exercise/matching of options or rights	Disposals	Held at 30 June 2010 (b)	Purchases	Received on exercise/matching of options or rights	Disposals	Held at 30 June 2011 (b)
Marius Kloppers	443,520	—	225,000	119,842	548,678	—	225,000	165,087	608,591
Alberto Calderon	344	193	29,289	11,999	17,827	149	183,415	111,376	90,015
Andrew Mackenzie	55,000	175	—	—	55,175	136	—	—	55,311
Paul Anderson	4,000	—	—	—	4,000
Don Argus	—	21,740	—	—	21,740
Alan Boeckmann	—	3,680	—	—	3,680	2,200	—	—	5,880
John Buchanan	20,000	—	—	—	20,000	—	—	—	20,000
David Crawford	—	6,000	—	—	6,000	—	—	—	6,000
David Jenkins	10,000	—	—	—	10,000
Wayne Murdy	—	3,512	—	—	3,512	—	—	—	3,512
Jacques Nasser	—	—	—	—	—	40,000	—	—	40,000
Keith Rumble	12,200	—	—	—	12,200	—	—	—	12,200
Baroness Shriti Vadera (d)					5,000	—	—	—	5,000

(a)	All interests are beneficial and includes holdings of American depositary shares and shares held in the name of the spouse, superannuation fund and/or nominee.

(b)	Closing balances represent the holding at year end or the holding at date of appointment or resignation as a KMP.

(c)	Ms Hewson’s and Mr Broomhead’s balance reflects their holdings at appointment date, 31 March 2010.

(d)	Baroness Vadera’s balance reflects her holding at appointment date, 1 January 2011.

Directors and their personally related entities receive the same dividends and bonus share entitlements as those available to other holders of the same class of shares.

Refer to note 32 for details of the employee share ownership plans referred to above.

Transactions with Key Management Personnel

During the year, there were no purchases from the Group (2010: US$ nil; 2009: Alex Vanselow US$29,613).

There are no amounts payable at 30 June 2011 (2010: US$ nil).

Loans with Key Management Personnel

There are US$ nil loans (2010: US$ nil) with Key Management Personnel.

Transactions with personally related entities

A number of Directors or former Directors of the Group hold or have held positions in other companies, where it is considered they control or significantly influence the financial or operating policies of those entities. One of those entities, Fluor Corporation, was considered to be a personally related entity of Mr Alan Boeckmann until Mr Boeckmann’s resignation as an Executive Director of Fluor Corporation on 2 February 2011. During the period in which Fluor Corporation was considered a personally related entity, Fluor Corporation provided products and services to the Group totalling US$244.767 million (2010: US$426.368 million; 2009: US$222.821 million) in accordance with normal terms and conditions. As at 30 June 2011, no amounts were owed by the Group to personally related entities (2010: Fluor Corporation US$7.083 million).

31    Related party transactions

Subsidiaries

The percentage of ordinary shares held in significant subsidiaries is disclosed in note 25 to the financial statements.

Jointly controlled entities

The percentage interest held in significant jointly controlled entities is disclosed in note 26 to the financial statements.

Key Management Personnel

Disclosures relating to Key Management Personnel are set out in note 30 to the financial statements.

Transactions with related parties

	Jointly controlled entities (a)		Other related parties (b)
	2011	2010	2011	2010
	US$M	US$M	US$M	US$M
Sales of goods/services	295.683	233.026	1.841	—
Purchases of goods/services	434.758	346.156	—	—
Interest income	31.319	20.970	—	—
Loans made to related parties	292.247	323.688	—	—

(a)	Disclosures in respect of transactions with jointly controlled entities represent the amount of such transactions which do not eliminate on proportionate consolidation.

(b)	Excludes transactions with post-employment benefit plans for the benefit of Group employees. These are shown in note 29.

Transactions between each parent company and its subsidiaries, which are related parties of that company, are eliminated on consolidation and are not disclosed in this note.

Outstanding balances with related parties

	Jointly controlled entities (a)		Other related parties
	2011	2010	2011	2010
	US$M	US$M	US$M	US$M
Trade amounts owing to related parties	228.852	44.561	—	—
Other amounts owing to related parties	41.544	—	—	—
Trade amounts owing from related parties	96.604	38.566	—	—
Other amounts owing from related parties	657.456	323.688	—	—

(a)	Disclosures in respect of amounts owing to/from jointly controlled entities represent those balances which do not eliminate upon proportionate consolidation.

Terms and conditions

Sales to and purchases from related parties of goods and services are made in arm’s length transactions at normal market prices and on normal commercial terms.

Outstanding balances at year end are unsecured and settlement occurs in cash.

Other amounts owing from related parties represent secured loans made to jointly controlled entities under co-funding arrangements. Such loans are made on an arm’s length basis with interest charged at market rates and are due to be repaid between 22 December 2014 and 30 June 2030.

No guarantees are provided or received for any related party receivables or payables.

No provision for doubtful debts has been recognised in relation to any outstanding balances and no expense has been recognised in respect of bad or doubtful debts due from related parties.

32    Employee share ownership plans

Employee share awards – current plans

2011	Number of awards on issue at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Limited
Group Incentive Scheme Deferred Shares (a)	2,591,472	166,654	1,747,477	31,117	979,532	659,511
Group Incentive Scheme Options (a)	1,605,668	—	663,815	6,493	935,360	935,360
– weighted average exercise price – A$	31.51	—	28.77	29.15	33.47	33.47
– weighted average share price – A$			42.25
– weighted average contractual term for outstanding options – days					—
Group Incentive Scheme Performance Shares (a)	3,541	—	3,541	—	—	—
Group Short Term Incentive Plan Deferred Shares (a)	867,717	939,359	118,628	38,926	1,649,522	—
Group Short Term Incentive Plan Options (a)	247,906	87,254	—	—	335,160	—
– weighted average exercise price – A$	38.41	41.78	—	—	39.29	—
– weighted average share price – A$			—
– weighted average contractual term for outstanding options – days					150
Long Term Incentive Plan Performance Shares (a)	17,790,696	590,000	4,382,309	466,968	13,531,419	1,223,312
Management Award Plan Restricted Shares (a)	4,408,244	2,452,996	283,648	369,983	6,207,609	—
Shareplus Matched Shares (b)	2,432,760	1,076,579	1,095,254	259,901	2,154,184	—

BHP Billiton Plc
Group Incentive Scheme Deferred Shares	842,747	53,195	522,227	14,974	358,741	259,727
Group Incentive Scheme Options	1,248,847	30,389	766,831	22,262	490,143	443,635
– weighted average exercise price – £	11.38	23.71	11.22	8.82	12.51	11.52
– weighted average share price – £			20.95
– weighted average contractual term for outstanding options – days					293
Group Short Term Incentive Plan Deferred Shares	420,997	359,440	58,953	6,174	715,310	—
Group Short Term Incentive Plan Options	29,457	66,555	—	—	96,012	—
– weighted average exercise price – £	16.44	22.08	—	—	20.35	—
– weighted average share price – £			—
– weighted average contractual term for outstanding options – days					307
Long Term Incentive Plan Performance Shares	7,024,705	240,000	1,616,087	187,245	5,461,373	712,042
Management Award Plan Restricted Shares	1,810,541	848,950	101,921	199,490	2,358,080	—
Shareplus Matched Shares	607,931	260,990	285,382	66,748	516,791	—

Fair value and assumptions in the calculation of fair value

2011	Weighted average fair value of awards granted during the year (c) US$	Risk-free interest rate (d)	Estimated life of awards	Share price at grant date		Estimated volatility of share price (e)	Dividend yield
BHP Billiton Limited
Group Incentive Scheme Deferred Shares	31.71	n/a	3 years	A$	37.11	n/a	2.69%
Group Incentive Scheme Options	—	—	—		—	—	—
Group Short Term Incentive Plan Deferred Shares	31.71	n/a	3 years	A$	37.11	n/a	2.69%
Group Short Term Incentive Plan Options	8.84	4.80%	3 years	A$	37.11	30.0%	2.69%
Long Term Incentive Plan Performance Shares	19.48	1.85%	5 years	A$	37.11	33.0%	2.69%
Management Award Plan Restricted Shares	30.84	n/a	3 years	A$	37.11	n/a	2.69%
Shareplus Matched Shares	39.02	4.26%	3 years	A$	47.29	n/a	2.87%

BHP Billiton Plc
Group Incentive Scheme Deferred Shares	25.98	n/a	3 years		£16.95	n/a	2.91%
Group Incentive Scheme Options	6.98	2.23%	3 years		£16.95	35.0%	2.91%
Group Short Term Incentive Plan Deferred Shares	25.98	n/a	3 years		£16.95	n/a	2.91%
Group Short Term Incentive Plan Options	6.98	2.23%	3 years		£16.95	35.0%	2.91%
Long Term Incentive Plan Performance Shares	15.93	1.85%	5 years		£16.95	33.0%	2.91%
Management Award Plan Restricted Shares	25.21	n/a	3 years		£16.95	n/a	2.91%
Shareplus Matched Shares	35.45	3.19%	3 years		£22.95	n/a	3.24%

Employee share awards – current plans

2010	Number of awards on issue at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Limited
Group Incentive Scheme Deferred Shares	3,709,437	153,367	1,249,998	21,334	2,591,472	671,873
Group Incentive Scheme Options	1,985,321	—	321,509	58,144	1,605,668	525,536
– weighted average exercise price – A$	29.92	—	22.14	29.15	31.51	36.36
– weighted average share price – A$			44.76
– weighted average contractual term for outstanding options – days					56
Group Incentive Scheme Performance Shares	77,651	—	63,242	10,868	3,541	3,541
Group Short Term Incentive Plan Deferred Shares	—	891,037	20,081	3,239	867,717	—
Group Short Term Incentive Plan Options	—	268,558	—	20,652	247,906	—
– weighted average exercise price – A$	—	38.41	—	38.41	38.41	—
– weighted average share price – A$			—
– weighted average contractual term for outstanding options – days					420
Long Term Incentive Plan Performance Shares	20,331,131	700,000	2,771,669	468,766	17,790,696	760,150
Management Award Plan Restricted Shares	2,352,947	2,413,149	129,160	228,692	4,408,244	—
Shareplus Matched Shares	2,082,831	1,469,556	952,917	166,710	2,432,760	—

BHP Billiton Plc
Group Incentive Scheme Deferred Shares	1,468,731	45,819	666,987	4,816	842,747	206,894
Group Incentive Scheme Options	1,413,717	16,119	144,884	36,105	1,248,847	296,106
– weighted average exercise price – £	11.14	18.68	10.72	8.09	11.38	12.53
– weighted average share price – £			18.11
– weighted average contractual term for outstanding options – days					56
Group Incentive Scheme Performance Shares	41,022	—	36,188	4,834	—	—
Group Short Term Incentive Plan Deferred Shares	—	424,555	—	3,558	420,997	—
Group Short Term Incentive Plan Options	—	32,989	—	3,532	29,457	—
– weighted average exercise price – £	—	16.44	—	16.44	16.44	—
– weighted average share price – £			—
– weighted average contractual term for outstanding options – days					420
Long Term Incentive Plan Performance Shares	8,258,750	240,000	1,185,345	288,700	7,024,705	338,954
Management Award Plan Restricted Shares	959,610	962,000	21,151	89,918	1,810,541	—
Shareplus Matched Shares	616,595	332,151	292,899	47,916	607,931	—

Fair value and assumptions in the calculation of fair value

2010	Weighted average fair value of awards granted during the year (c)	Risk-free interest rate (d)	Estimated life of awards	Share price at grant date		Estimated volatility of share price (e)	Dividend yield
	US$
BHP Billiton Limited
Group Incentive Scheme Deferred Shares	25.22	n/a	3 years	A$	33.90	n/a	3.98%
Group Incentive Scheme Options	—	—	—		—	—	—
Group Short Term Incentive Plan Deferred Shares	25.22	n/a	3 years	A$	33.90	n/a	3.98%
Group Short Term Incentive Plan Options	7.37	5.35%	3 years	A$	33.90	35.0%	3.98%
Long Term Incentive Plan Performance Shares	9.49	2.58%	5 years	A$	33.90	31.0%	3.98%
Management Award Plan Restricted Shares	24.21	n/a	3 years	A$	33.90	n/a	3.98%
Shareplus Matched Shares	33.59	2.51%	3 years	A$	44.29	n/a	3.28%

BHP Billiton Plc
Group Incentive Scheme Deferred Shares	21.83	n/a	3 years		£14.25	n/a	3.58%
Group Incentive Scheme Options	6.59	3.02%	3 years		£14.25	40.0%	3.58%
Group Short Term Incentive Plan Deferred Shares	21.83	n/a	3 years		£14.25	n/a	3.58%
Group Short Term Incentive Plan Options	6.59	3.02%	3 years		£14.25	40.0%	3.58%
Long Term Incentive Plan Performance Shares	8.32	2.58%	5 years		£14.25	31.0%	3.58%
Management Award Plan Restricted Shares	21.04	n/a	3 years		£14.25	n/a	3.58%
Shareplus Matched Shares	28.63	3.42%	3 years		£19.44	n/a	2.97%

Employee share awards – current plans

2009	Number of awards on issue at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Limited
Group Incentive Scheme Deferred Shares	3,422,157	1,980,820	1,621,584	71,956	3,709,437	874,599
Group Incentive Scheme Options	1,331,293	1,182,159	522,906	5,225	1,985,321	483,068
– weighted average exercise price – A$	25.05	29.15	15.95	11.11	29.92	22.74
– weighted average share price – A$			35.14
– weighted average contractual term for outstanding options – days					340
Group Incentive Scheme Performance Shares	639,287	—	523,548	38,088	77,651	77,651
Long Term Incentive Plan Performance Shares	20,260,877	1,350,000	7,750	1,271,996	20,331,131	—
Management Award Plan Restricted Shares	—	2,484,233	15,556	115,730	2,352,947	—
Shareplus Matched Shares	985,333	1,270,067	91,125	81,444	2,082,831	—

BHP Billiton Plc
Group Incentive Scheme Deferred Shares	1,456,483	679,170	599,621	67,301	1,468,731	367,762
Group Incentive Scheme Options	641,124	957,588	172,951	12,044	1,413,717	289,088
– weighted average exercise price – £	10.60	10.89	7.90	8.59	11.14	8.81
– weighted average share price – £			14.34
– weighted average contractual term for outstanding options – days					364
Group Incentive Scheme Performance Shares	150,687	—	101,865	7,800	41,022	41,022
Long Term Incentive Plan Performance Shares	8,194,079	550,839	—	486,168	8,258,750	—
Management Award Plan Restricted Shares	—	1,052,500	8,666	84,224	959,610	—
Shareplus Matched Shares	305,468	405,841	68,280	26,434	616,595	—

Fair value and assumptions in the calculation of fair value

2009	Weighted average fair value of awards granted during the year (c)	Risk-free interest rate (d)	Estimated life of awards	Share price at grant date		Estimated volatility of share price (e)	Dividend yield
	US$
BHP Billiton Limited
Group Incentive Scheme Deferred Shares	24.94	6.39%	3 years		n/a	n/a	n/a
Group Incentive Scheme Options	8.46	6.39%	3 years	A$	44.40	30.0%	2.05%
Long Term Incentive Plan Performance Shares	15.74	3.30%	5 years	A$	44.40	28.9%	2.05%
Management Award Plan Restricted Shares	39.97	n/a	3 years	A$	44.40	n/a	2.05%
Shareplus Matched Shares	23.79	5.93%	3 years	A$	42.06	n/a	1.47%

BHP Billiton Plc
Group Incentive Scheme Deferred Shares	19.90	5.69%	3 years		n/a	n/a	n/a
Group Incentive Scheme Options	6.34	5.69%	3 years		£18.41	35.0%	1.65%
Long Term Incentive Plan Performance Shares	13.55	3.30%	5 years		£18.41	28.9%	1.65%
Management Award Plan Restricted Shares	34.84	n/a	3 years		£18.41	n/a	1.65%
Shareplus Matched Shares	19.82	6.52%	3 years		£17.44	n/a	1.53%

Employee share awards – past plans (f)

2011	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Limited
Employee Share Plan Options	865,295	—	580,445	—	284,850	284,850
– weighted average exercise price – A$	8.37	—	8.41	—	8.30	8.30
Employee Share Plan Shares	8,210,218	—	1,249,799	—	6,960,419	6,960,419
Executive Share Scheme Partly Paid Shares	189,918	—	189,918	—	—	—
Performance Share Plan Performance Rights	58,563	—	—	—	58,563	58,563

BHP Billiton Plc
Co-Investment Plan	22,996	—	4,640	16,111	2,245	2,245

2010	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Limited
Employee Share Plan Options	1,632,133	—	766,838	—	865,295	865,295
– weighted average exercise price – A$	8.38	—	8.39	—	8.37	8.37
Employee Share Plan Shares	9,134,763	—	924,545	—	8,210,218	8,210,218
Executive Share Scheme Partly Paid Shares	189,918	—	—	—	189,918	189,918
Performance Share Plan Performance Rights	95,038	—	36,475	—	58,563	58,563

BHP Billiton Plc
Co-Investment Plan	24,047	—	1,051	—	22,996	22,996

2009	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Limited
Employee Share Plan Options	4,620,131	—	2,229,098	758,900	1,632,133	1,632,133
– weighted average exercise price – A$	7.59	—	7.25	6.10	8.38	8.38
Employee Share Plan Shares	11,039,818	—	1,905,055	—	9,134,763	9,134,763
Executive Share Scheme Partly Paid Shares	274,918	—	85,000	—	189,918	189,918
Performance Share Plan Performance Rights	357,607	—	262,569	—	95,038	95,038

BHP Billiton Plc
Co-Investment Plan	27,776	—	3,729	—	24,047	24,047
Restricted Share Scheme	76,633	—	26,915	49,718	—	—

Employee share awards – summary (h) (i)

	Awards outstanding at:
Month of issue	30 June 2011	6 September 2011	Exercise price (g)		Exercise period/release date
BHP Billiton Limited
Employee Share Plan Options
November 2001	247,590	247,590	A$	8.30	Oct 2004 – Sep 2011
November 2001	37,260	37,260	A$	8.29	Oct 2004 – Sep 2011

	284,850	284,850

Employee Share Plan Shares
October 1997	1,257,026	1,232,245		—	Oct 1997 – Oct 2017
May 1995	2,088,436	2,061,589		—	May 1995 – May 2015
May 1994	1,465,808	1,443,092		—	May 1994 – May 2014
May 1993	1,171,944	1,153,358		—	May 1993 – May 2013
May 1992	977,205	966,880		—	May 1992 – May 2012

	6,960,419	6,857,164

Group Incentive Scheme
Deferred Shares
December 2010	166,654	166,654		—	Aug 2012 – Aug 2015
December 2009	153,367	—		—	Aug 2011 – Aug 2014
December 2008	431,398	385,211		—	Aug 2010 – Aug 2013
December 2007	172,905	148,403		—	Aug 2009 – Aug 2012
December 2006	55,208	—		—	Aug 2008 – Aug 2011
Options
December 2008	652,626	638,078	A$	29.15	Aug 2010 – Aug 2013
December 2007	280,171	280,171	A$	43.61	Aug 2009 – Aug 2012
December 2006	2,563	—	A$	26.28	Aug 2008 – Aug 2011

	1,914,892	1,618,517

Group Short Term Incentive Plan
Deferred Shares
December 2010	895,530	887,571		—	Aug 2012 – Aug 2015
December 2009	753,992	480,135		—	Aug 2011 – Aug 2014
Options
December 2010	87,254	87,254	A$	41.78	Aug 2012 – Aug 2015
December 2009	247,906	247,906	A$	38.41	Aug 2011 – Aug 2014

	1,984,682	1,702,866

Long Term Incentive Plan Performance Shares
December 2010	590,000	590,000		—	Aug 2015 – Aug 2020
December 2009	700,000	700,000		—	Aug 2014 – Aug 2019
December 2008	1,350,000	1,350,000		—	Aug 2013 – Aug 2018
December 2007	4,914,986	4,906,318		—	Aug 2012 – Aug 2017
December 2006	4,753,121	2,049,987		—	Aug 2011 – Aug 2016
December 2005	888,647	752,272		—	Aug 2010 – Aug 2015
December 2004	334,665	321,065		—	Aug 2009 – Aug 2014

	13,531,419	10,669,642

Management Award Plan
December 2010	2,354,574	2,324,170		—	Aug 2013 – Aug 2016
December 2009	2,064,218	2,013,441		—	Aug 2012 – Aug 2015
November 2008 and March 2009	1,788,817	1,073,329		—	Aug 2011 – Aug 2014

	6,207,609	5,410,940

Performance Share Plan Performance Rights
November 2001 (LTI)	58,563	—		—	Oct 2004 – Aug 2011

	58,563	—

Shareplus
September 2010 to June 2011	1,018,079	1,000,601		—	Apr 2013
September 2009 to June 2010	1,136,105	1,121,243		—	Apr 2012

	2,154,184	2,121,844

	Awards outstanding at:
Month of issue	30 June 2011	6 September 2011	Exercise price (g)	Exercise period/release date
BHP Billiton Plc
Co-Investment Plan
October 2001	2,245	1,739	—	Oct 2003 – Sep 2011

	2,245	1,739

Group Incentive Scheme
Deferred Shares
December 2010	53,195	53,195	—	Aug 2012 – Aug 2015
December 2009	45,819	—	—	Aug 2011 – Aug 2014
December 2008	176,212	170,185	—	Aug 2010 – Aug 2013
December 2007	74,678	66,332	—	Aug 2009 – Aug 2012
December 2006	8,837	—	—	Aug 2008 – Aug 2011
Options
December 2010	30,389	30,389	£23.71	Aug 2012 – Aug 2015
December 2009	16,119	16,119	£18.68	Aug 2011 – Aug 2014
December 2008	355,021	338,249	£10.89	Aug 2010 – Aug 2013
December 2007	56,566	56,566	£16.51	Aug 2009 – Aug 2012
December 2006	32,048	—	£9.72	Aug 2008 – Aug 2011

	848,884	731,035

Group Short Term Incentive Plan
Deferred Shares
December 2010	341,196	341,196	—	Aug 2012 – Aug 2015
December 2009	374,114	226,914	—	Aug 2011 – Aug 2014
Options
December 2010	66,555	66,555	£22.08	Aug 2012 – Aug 2015
December 2009	29,457	29,457	£16.44	Aug 2011 – Aug 2014

	811,322	664,122

Long Term Incentive Plan Performance Shares
December 2010	240,000	240,000	—	Aug 2015 – Aug 2020
December 2009	240,000	240,000	—	Aug 2014 – Aug 2019
December 2008	550,839	550,839	—	Aug 2013 – Aug 2018
December 2007	1,818,784	1,808,701	—	Aug 2012 – Aug 2017
December 2006	1,899,708	1,034,129	—	Aug 2011 – Aug 2016
December 2005	505,125	460,375	—	Aug 2010 – Aug 2015
December 2004	206,917	187,917	—	Aug 2009 – Aug 2014

	5,461,373	4,521,961

Management Award Plan
December 2010	813,150	808,994	—	Aug 2013 – Aug 2016
December 2009	806,722	803,278	—	Aug 2012 – Aug 2015
November 2008 and March 2009	738,208	497,500	—	Aug 2011 – Aug 2014

	2,358,080	2,109,772

Shareplus
September 2010 to June 2011	246,437	239,306	—	Apr 2013
September 2009 to June 2010	270,354	263,764	—	Apr 2012

	516,791	503,070

(a)

Awards were made to senior management under four active employee ownership plans in BHP Billiton for the year ended 30 June 2011: the Long Term Incentive Plan (LTIP), Group Incentive Scheme (GIS), Management Award Plan (MAP) and Group Short Term Incentive Plan (GSTIP). These awards take the form of Performance Shares, Deferred Shares and/or Options, and Restricted Shares in either BHP Billiton Limited or BHP Billiton Plc. Awards made are subject to performance hurdles (LTIP) and service conditions (all plans). Subject to the performance conditions and service conditions being met and the extent to which they are met, the awards will vest and the participant will become entitled to the appropriate number of ordinary shares or, if relevant, entitled to exercise options over the relevant number of ordinary shares. Awards under the plans do not confer any rights to participate in a share issue; however, there is discretion under each of the plans to adjust the awards in response to a variation of BHP Billiton’s share capital. A description of the plans follows:

(i)	GIS and GSTIP

The GIS awards are split equally between a cash award (being a percentage of base salary) and a grant of Deferred Shares and/or Options. The GSTIP is a replacement plan to the GIS for certain employees below the GMC and was first introduced during the year ended 30 June 2009. Awards are split equally between a cash award (being a percentage of base salary) and a grant of Deferred Shares and/or Options. Deferred Shares and/or Options are subject to a two-year vesting period before they can be exercised. If, during that period, an individual resigns without the Remuneration Committee’s consent, or is dismissed for cause, their entitlement is forfeited. Deferred Shares and/or Options in respect of the year ended 30 June 2011 will be awarded during the year ending 30 June 2012.

(ii)	LTIP and MAP

The LTIP awards are in the form of Performance Shares, and are awarded annually. The performance hurdle applicable to the awards granted requires the Group’s Total Shareholder Return (TSR) over a five-year performance period to be greater than a combination of the weighted average TSR of a peer group of companies and of the Morgan Stanley Capital Index World. To the extent that the performance hurdle is not achieved, awards are forfeited. There is no retesting. For all Performance Shares to vest, the Group’s TSR must exceed the weighted average TSR of the Index by a specified percentage, determined each year by the Remuneration Committee. Since the establishment of the LTIP in 2004, this percentage has been set each year at 5.5 per cent. For performance between the weighted average TSR of the Index and 5.5 per cent per annum above the Index, vesting occurs on a sliding scale.

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

(b)

Shareplus, an all-employee share purchase plan, commenced in April 2007. Employees may contribute up to US$5,000 to acquire shares (Acquired Shares) in any Plan year. On the third anniversary of the start of a Plan year, the Company will match the number of Acquired Shares held by the employee at that time with Matched Shares. The employees have no beneficial entitlement to the Matched Shares until they are awarded. Acquired Shares are purchased on a quarterly basis. Employees can sell their Acquired Shares at any time. If, prior to the third anniversary, an individual sells their Acquired Shares, resigns without the Remuneration Committee’s consent or is dismissed for cause, their entitlement to Matched Shares is forfeited.

(c)

The fair value of awards as presented in the tables above represents the fair value at grant date. The fair values of awards granted were estimated using a Monte Carlo simulation methodology, Black-Scholes option pricing technique and net present value technique.

(d)	The risk-free interest rate used is an applicable government bond rate.

(e)	Historical volatility has been used to estimate the volatility of the share price.

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

(i)

The Billiton Employee Share Ownership Plan Trust is a discretionary trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The trustee is an independent company, resident in Jersey. The trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the LTIP, MAP, GIS, GSTIP, RSS, CIP, Shareplus and other employee share schemes operated by BHP Billiton Plc from time to time. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value. The Trust has waived its rights to dividends on shares held to meet future awards under Shareplus.

(ii)

The BHP Performance Share Plan Trust is a discretionary trust established to distribute shares under selected BHP Billiton Limited employee share plan schemes. The trustee of the trust is BHP Billiton Employee Plan Pty Ltd, an Australian company. The trust uses funds provided by BHP Billiton Limited and/or its subsidiaries to acquire shares on market to satisfy exercises made under the LTIP, MAP, GIS, GSTIP and PSP.

(iii)

The BHP Billiton Limited Executive Incentive Scheme Trust is a discretionary trust established for the purposes of holding shares in BHP Billiton Limited to satisfy exercises made under the LTIP, MAP, GIS, GSTIP, Shareplus and other employee share schemes operated by BHP Billiton Limited from time to time.

33    Employees

	2011 Number	2010 Number	2009 Number
Average number of employees (a)
Petroleum	2,308	2,178	2,105
Aluminium	4,599	4,471	4,938
Base Metals	7,602	7,434	7,731
Diamonds and Specialty Products	1,737	1,689	1,923
Stainless Steel Materials	3,412	3,481	4,039
Iron Ore	4,047	3,624	3,254
Manganese	2,426	2,549	2,532
Metallurgical Coal	4,019	3,533	3,892
Energy Coal	8,752	8,762	8,437
Group and unallocated	1,855	1,849	2,139

	40,757	39,570	40,990

(a)

Average employee numbers include Executive Directors, 100 per cent of employees of subsidiary companies, and our share of proportionately consolidated entities and operations. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership. People employed by contractors are not included.

34    Auditor’s remuneration

	2011	2010	2009
	US$M	US$M	US$M
Fees payable to the Group’s auditor for audit services
Audit of the Group’s annual report	4.216	4.135	4.011
Audit of subsidiaries and associates pursuant to legislation (a)	10.069	10.428	11.312

Total audit services	14.285	14.563	15.323

Fees payable to the Group’s auditor for other services
Other services pursuant to legislation (b)	7.034	5.744	6.050
Other services relating to taxation (c)	—	0.065	0.068
Other services relating to corporate finance (d)	1.243	2.308	3.571
All other services (e)	1.104	1.021	0.762

Total other services	9.381	9.138	10.451

Total fees	23.666	23.701	25.774

All amounts were paid to KPMG or KPMG affiliated firms.

(a)

This amount primarily includes the statutory audit of subsidiaries and other audit work performed in relation to the Group’s Annual Report by KPMG non-head office teams, as well as audit fees of US$0.045 million (2010: US$0.093 million; 2009: US$0.079 million) for pension funds. For UK purposes this would be classified as a separate component of ‘other services’.

(b)	Mainly comprises review of half year reports, audit work in relation to compliance with section 404 of the US Sarbanes-Oxley Act and assurance in respect of the Group’s sustainability reporting.

(c)	Mainly comprises tax compliance services.

(d)	Mainly comprises services in connection with acquisitions, divestments and debt raising transactions.

(e)	Mainly comprises advice on accounting matters and performing other procedures of an audit nature.

35    Subsequent events

On 9 August 2011, the Group signed a Heads of Agreement with Leighton Holdings to acquire the HWE Mining subsidiaries that provide contract mining services to its Western Australia Iron Ore operations. The Heads of Agreement relates to the mining equipment, people and related assets that service the Area C, Yandi and Orebody 23/25 operations. These operations collectively account for almost 70 per cent of Western Australia Iron Ore’s total material movement. The purchase price is US$735 million (A$705 million), subject to working capital adjustments. Subject to due diligence, definitive agreements and relevant internal and regulatory approvals, the transaction is expected to close during the fourth quarter of calendar year 2011.

On 18 August 2011, the Group arranged a new unsecured 364-day multicurrency term and revolving credit facility for an amount of US$7.5 billion consisting of two tranches: a US$5 billion term loan and US$2.5 billion revolving credit facility.

On 21 August 2011, the Group announced that all conditions to the closing of the tender offer to acquire all of the issued and outstanding shares of Petrohawk have been satisfied and on 25 August 2011, the Group announced that the acquisition was completed. Refer to note 24 for more information.

Other than the matters outlined above or elsewhere in these financial statements, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

Directors’ declaration

In accordance with a resolution of the Directors of the BHP Billiton Group, the Directors declare that:

(a)	in the Directors’ opinion the financial statements and notes, set out on pages F1 to F101 are in accordance with the UK Companies Act 2006 and the Australian Corporations Act 2001, including:

(i)	Complying with the applicable Accounting Standards; and

(ii)	Giving a true and fair view of the financial position of each of BHP Billiton Limited, BHP Billiton Plc, the BHP Billiton Group and the undertakings included in the consolidation taken as a whole as at 30 June 2011 and of their performance for the year ended 30 June 2011;

(b)	the financial report also complies with International Financial Reporting Standards, as disclosed in note 1;

(c)	the Directors’ Report includes a fair review of the development and performance of the business and the financial position of the BHP Billiton Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that the Group faces; and

(d)	in the Directors’ opinion there are reasonable grounds to believe that each of the BHP Billiton Group, BHP Billiton Limited and BHP Billiton Plc will be able to pay its debts as and when they become due and payable.

The Directors have been given the declarations required by Section 295A of the Australian Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2011.

Signed in accordance with a resolution of the Board of Directors.

Jacques Nasser AO

Chairman

Marius Kloppers

Chief Executive Officer

Dated this 6th day of September 2011

Statement of Directors’ Responsibilities in respect of the Annual Report and the Financial Statements

The Directors are responsible for preparing the Annual Report and the Group and parent company financial statements in accordance with applicable law and regulations. References to the ‘Group and parent company financial statements’ are made in relation to the Group and individual parent company financial statements of BHP Billiton Plc.

UK company law requires the Directors to prepare Group and parent company financial statements for each financial year. The Directors are required to prepare the Group financial statements in accordance with IFRS as adopted by the EU and applicable law and have elected to prepare the parent company financial statements in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice).

The Group financial statements must, in accordance with IFRS as adopted by the EU and applicable law, present fairly the financial position and performance of the Group; references in the UK Companies Act 2006 to such financial statements giving a true and fair view are references to their achieving a fair presentation.

The parent company financial statements must, in accordance with UK Generally Accepted Accounting Practice, give a true and fair view of the state of affairs of the parent company at the end of the financial year and of the profit or loss of the parent company for the financial year.

In preparing each of the Group and parent company financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	for the Group financial statements, state whether they have been prepared in accordance with IFRS as adopted by the EU;

•

for the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the UK Companies Act 2006. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors’ Report, Directors’ Remuneration Report and Corporate Governance Statement that complies with that law and those regulations.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Report of Independent Registered Public Accounting Firms

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the BHP Billiton Group’s (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) internal control over financial reporting as of 30 June 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). BHP Billiton Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying section 5.5.1 Risk and Audit Committee Report. Our responsibility is to express an opinion on the BHP Billiton Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the BHP Billiton Group maintained, in all material respects, effective internal control over financial reporting as of 30 June 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the BHP Billiton Group as of 30 June 2011 and 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the years in the three-year period ended 30 June 2011, and our report dated 21 September 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Audit Plc	/s/ KPMG
KPMG Audit Plc	KPMG
London, United Kingdom	Melbourne, Australia
21 September 2011	21 September 2011

Report of Independent Registered Public Accounting Firms

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the accompanying consolidated balance sheets of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of 30 June 2011 and 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the years in the three-year period ended 30 June 2011. These consolidated financial statements are the responsibility of the BHP Billiton Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the BHP Billiton Group as of 30 June 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended 30 June 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the BHP Billiton Group’s internal control over financial reporting as of 30 June 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 21 September 2011 expressed an unqualified opinion on the effectiveness of BHP Billiton Group’s internal control over financial reporting.

/s/ KPMG Audit Plc	/s/ KPMG
KPMG Audit Plc	KPMG
London, United Kingdom	Melbourne, Australia
21 September 2011	21 September 2011

Supplementary oil and gas information – unaudited

Reserves and production

Proved oil and gas reserves and net crude oil and condensate, natural gas, LNG and NGL production information is included in the ‘Petroleum Reserves’ and ‘Production’ sections of this Annual Report.

Capitalised costs relating to oil and gas production activities

The following table shows the aggregate capitalised costs relating to oil and gas exploration and production activities and related accumulated depreciation, depletion, amortisation and valuation allowances.

	Australia	United States	Other (a)	Total
	US$M	US$M	US$M	US$M
Capitalised cost
2011
Unproved properties	321	3,143	116	3,580
Proved properties	10,935	9,248	4,304	24,487

Total costs	11,256	12,391	4,420	28,067
Less: Accumulated depreciation, depletion, amortisation and valuation allowances	(5,285)	(3,183)	(3,601)	(12,069)

Net capitalised costs	5,971	9,208	819	15,998

2010
Unproved properties	276	711	61	1,048
Proved properties	9,578	6,373	4,071	20,022

Total costs	9,854	7,084	4,132	21,070
Less: Accumulated depreciation, depletion, amortisation and valuation allowances	(4,608)	(2,373)	(3,237)	(10,218)

Net capitalised costs	5,246	4,711	895	10,852

2009
Unproved properties	224	606	24	854
Proved properties	8,269	5,818	4,115	18,202

Total costs	8,493	6,424	4,139	19,056
Less: Accumulated depreciation, depletion, amortisation and valuation allowances	(4,008)	(1,216)	(3,232)	(8,456)

Net capitalised costs	4,485	5,208	907	10,600

(a)	See section 2.2.2 for a description of Petroleum’s activities.

Supplementary oil and gas information – unaudited (continued)

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

	Australia	United States	Other	Total
	US$M	US$M	US$M	US$M
2011
Acquisitions of proved property	—	2,334	—	2,334
Acquisitions of unproved property	30	2,469	8	2,507
Exploration (a)	187	137	351	675
Development	1,454	558	127	2,139

Total costs (b)	1,671	5,498	486	7,655

2010
Acquisitions of proved property	—	—	—	—
Acquisitions of unproved property	—	40	—	40
Exploration (a)	109	371	371	851
Development	1,297	525	184	2,006

Total costs (b)	1,406	936	555	2,897

2009
Acquisitions of proved property	—	—	—	—
Acquisitions of unproved property	—	60	—	60
Exploration (a)	86	183	219	488
Development	1,153	807	115	2,075

Total costs (b)	1,239	1,050	334	2,623

(a)	Represents gross exploration expenditure.

(b)	Total costs include US$7,095 million (2010: US$2,260 million; 2009: US$2,223 million) capitalised during the year.

Supplementary oil and gas information – unaudited (continued)

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

Revenues include sales to affiliates but amounts are not significant.

	Australia	United States	Other	Total
	US$M	US$M	US$M	US$M
2011
Oil and gas revenue	6,370	2,938	1,302	10,610
Production costs	(590)	(353)	(231)	(1,174)
Exploration expenses	(159)	(104)	(296)	(559)
Depreciation, depletion and amortisation	(851)	(893)	(230)	(1,974)
Production taxes (a)	(332)	—	(38)	(370)

	4,438	1,588	507	6,533
Income taxes	(1,068)	(566)	(452)	(2,086)
Royalty related taxes (b)	(734)	—	(9)	(743)

Results of oil and gas producing activities (c)	2,636	1,022	46	3,704

2010
Oil and gas revenue	4,321	3,177	1,198	8,696
Production costs	(586)	(275)	(216)	(1,077)
Exploration expenses	(60)	(248)	(329)	(637)
Depreciation, depletion and amortisation	(597)	(1,179)	(212)	(1,988)
Production taxes (a)	(264)	—	(8)	(272)

	2,814	1,475	433	4,722
Income taxes	(815)	(516)	(326)	(1,657)
Royalty related taxes (b)	(397)	—	14	(383)

Results of oil and gas producing activities (c)	1,602	959	121	2,682

2009
Oil and gas revenue	4,337	1,439	1,243	7,019
Production costs	(376)	(172)	(206)	(754)
Exploration expenses	(55)	(123)	(222)	(400)
Depreciation, depletion and amortisation	(553)	(560)	(248)	(1,361)
Production taxes (a)	(293)	–	(9)	(302)

	3,060	584	558	4,202
Income taxes	(928)	(214)	(347)	(1,489)
Royalty related taxes (b)	(470)	—	(11)	(481)

Results of oil and gas producing activities (c)	1,662	370	200	2,232

(a)	Includes royalties and excise duty.

(b)	Includes petroleum resource rent tax and petroleum revenue tax where applicable.

(c)

Amounts shown exclude financial income, financial expenses and general corporate overheads and, accordingly, do not represent all of the operations attributable to the Petroleum segment presented in note 2 to the financial statements. There are no non-controlling equity interests.

Supplementary oil and gas information – unaudited (continued)

Standardised measure of discounted future net cash flows relating to proved oil and gas reserves (Standardised measure)

The purpose of this disclosure is to provide data with respect to the estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas.

The Standardised measure is based on the Group’s estimated proved reserves, (as presented in section 2.14.1 ‘Petroleum Reserves’) and this data should be read in conjunction with that disclosure, which is hereby incorporated by reference into this section. The Standardised measure is prepared on a basis which presumes that year-end economic and operating conditions will continue over the periods in which year end proved reserves would be produced. The effects of future inflation, future changes in exchange rates, expected future changes in technology, taxes, operating practices and any regulatory changes have not been included.

The Standardised measure is prepared by projecting the estimated future annual production of proved reserves owned at period end and pricing that future production to derive future cash inflows. Estimates of future cash flows for 2011 and 2010 are computed using the average first-day-of-the-month price during the 12-month period for 2011 and 2010 respectively and using the year-end prices for 2009. Future price increases for all periods presented are considered only to the extent that they are provided by fixed and determinable contractual arrangements in effect at year end and are not dependent upon future inflation or exchange rate changes.

Future cash inflows for all periods presented are then reduced by future costs of producing and developing the year-end proved reserves based on costs in effect at year end without regard to future inflation or changes in technology or operating practices. Future development costs include the costs of drilling and equipping development wells and construction of platforms and production facilities to gain access to proved reserves owned at year end. They also include future costs, net of residual salvage value, associated with the abandonment of wells, dismantling of production platforms and rehabilitation of drilling sites. Future cash inflows are further reduced by future income taxes based on tax rates in effect at year end and after considering the future deductions and credits applicable to proved properties owned at year end. The resultant annual future net cash flows (after deductions of operating costs including resource rent taxes, development costs and income taxes) are discounted at 10 per cent per annum to derive the Standardised measure.

Supplementary oil and gas information – unaudited (continued)

Standardised measure of discounted future net cash flows relating to proved oil and gas reserves (Standardised measure) continued

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

	Australia	United States	Other	Total
	US$M	US$M	US$M	US$M
Standardised measure
2011
Future cash inflows	51,067	35,004	6,109	92,180
Future production costs	(18,143)	(8,757)	(1,247)	(28,147)
Future development costs	(8,935)	(6,909)	(530)	(16,374)
Future income taxes	(5,481)	(4,699)	(2,121)	(12,301)

Future net cash flows	18,508	14,639	2,211	35,358
Discount at 10 per cent per annum	(7,955)	(6,937)	(546)	(15,438)

Standardised measure	10,553	7,702	1,665	19,920

2010
Future cash inflows	41,544	19,792	5,810	67,146
Future production costs	(15,618)	(3,060)	(1,336)	(20,014)
Future development costs	(6,933)	(3,733)	(607)	(11,273)
Future income taxes	(4,502)	(3,888)	(1,852)	(10,242)

Future net cash flows	14,491	9,111	2,015	25,617
Discount at 10 per cent per annum	(6,092)	(3,560)	(538)	(10,190)

Standardised measure	8,399	5,551	1,477	15,427

2009
Future cash inflows	36,016	13,463	6,354	55,833
Future production costs	(14,198)	(1,778)	(1,340)	(17,316)
Future development costs	(7,699)	(2,053)	(672)	(10,424)
Future income taxes	(3,314)	(2,647)	(1,989)	(7,950)

Future net cash flows	10,805	6,985	2,353	20,143
Discount at 10 per cent per annum	(4,877)	(2,619)	(642)	(8,138)

Standardised measure	5,928	4,366	1,711	12,005

Supplementary oil and gas information – unaudited (continued)

Standardised measure of discounted future net cash flows relating to proved oil and gas reserves (Standardised measure) continued

Changes in the Standardised measure are presented in the following table. The beginning of year and end of year totals are shown after reduction for income taxes and these, together with the changes in income tax amounts, are shown as discounted amounts (at 10 per cent per annum). All other items of change represent discounted amounts before consideration of income tax effects.

	2011	2010	2009
	US$M	US$M	US$M
Changes in the Standardised measure
Standardised measure at the beginning of the year	15,427	12,005	26,616
Revisions:
Prices, net of production costs	8,667	4,029	(21,588)
Revisions of quantity estimates (a)	2,879	2,716	1,100
Accretion of discount	2,233	1,751	3,998
Changes in production timing and other (b)	(3,866)	(89)	(3,690)

	25,340	20,412	6,436
Sales of oil and gas, net of production costs	(8,375)	(6,964)	(5,421)
Acquisitions of reserves-in-place	1,079	—	—
Sales of reserves-in-place	—	—	—
Development costs incurred which reduced previously estimated development costs	2,138	2,006	2,075
Extensions, discoveries, and improved recoveries, net of future costs	855	1,375	1,056
Changes in future income taxes	(1,117)	(1,402)	7,859

Standardised measure at the end of the year	19,920	15,427	12,005

(a)	Changes in reserves quantities are shown in the Petroleum Reserves tables in section 2.14.1.

(b)	Includes the effect of foreign exchange and changes in future development costs.

Accounting for suspended exploratory well costs

Refer to Accounting Policies ‘Exploration and evaluation expenditure’ for a discussion of the accounting policy applied to the cost of exploratory wells. Suspended wells are also reviewed in this context.

The following tables provide the changes to capitalised exploratory well costs that were pending the determination of proved reserves for the three years ended 30 June 2011, 30 June 2010 and 30 June 2009.

	2011	2010	2009
	US$M	US$M	US$M
Movement in capitalised exploratory well costs
Balance at the beginning of the year	482.3	299.7	245.9
Additions to capitalised exploratory well costs pending the determination of proved reserves	114.2	214.8	122.4
Capitalised exploratory well costs charged to expense	(47.1)	1.0	(68.6)
Capitalised exploratory well costs reclassified to wells, equipment, and facilities based on the determination of proved reserves	—	(33.2)	—

Balance at the end of the year	549.4	482.3	299.7

Supplementary oil and gas information – unaudited (continued)

Accounting for suspended exploratory well costs continued

The following table provides an ageing of capitalised exploratory well costs, based on the date the drilling was completed, and the number of projects for which exploratory well costs has been capitalised for a period greater than one year since the completion of drilling.

	2011	2010	2009
	US$M	US$M	US$M
Ageing of capitalised exploratory well costs
Exploratory well costs capitalised for a period of one year or less	114.2	213.0	83.0
Exploratory well costs capitalised for a period greater than one year	435.2	269.3	216.7

Balance at the end of the year	549.4	482.3	299.7

	2011	2010	2009
Number of projects that have been capitalised for a period greater than one year	11	8	7

Drilling and other exploratory and development activities

The number of crude oil and natural gas wells drilled and completed for each of the last three years was as follows:

	Net Exploratory Wells			Net Development Wells
	Productive	Dry	Total	Productive	Dry	Total	Total
Year ended 30 June 2011
Australia	—	2	2	5	1	6	8
United States	—	—	—	21	1	22	22
Other	—	1	1	1	—	1	2

Total	—	3	3	27	2	29	32

Year ended 30 June 2010
Australia	1	—	1	11	1	12	13
United States	—	1	1	1	—	1	2
Other	—	2	2	1	—	1	3

Total	1	3	4	13	1	14	18

Year ended 30 June 2009
Australia	—	1	1	8	—	8	9
United States	—	1	1	6	1	7	8
Other	—	—	—	4	—	4	4

Total	—	2	2	18	1	19	21

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

Supplementary oil and gas information – unaudited (continued)

Drilling and other exploratory and development activities continued

A productive well is an exploratory, development or extension well that is not a dry well. A dry well (hole) is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Oil and gas properties, wells, operations, and acreage

The following tables show the number of gross and net productive crude oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage as at 30 June 2011. A gross well or acre is one in which a working interest is owned, while a net well or acre exists when the sum of fractional working interests owned in gross wells or acres equals one. Productive wells are producing wells and wells mechanically capable of production. Developed acreage is comprised of leased acres that are within an area by or assignable to a productive well. Undeveloped acreage is comprised of leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil and gas, regardless of whether such acres contain proved reserves.

The number of productive crude oil and natural gas wells in which we held an interest at 30 June 2011 was as follows:

	Crude Oil Wells		Natural Gas Wells		Total
	Gross	Net	Gross	Net	Gross	Net
Australia	280	139	103	36	383	175
United States	51	16	3,017	693	3,068	709
Other	72	31	82	29	154	60

Total	403	186	3,202	758	3,605	944

Of the productive crude oil and natural gas wells, 34 (Net: 15) had multiple completions.

Developed and undeveloped acreage (including both leases and concessions) held at 30 June 2011 was as follows:

	Developed Acreage		Undeveloped Acreage
Thousands of acres	Gross	Net	Gross	Net
Australia	2,093	840	4,788	2,325
United States	698	291	2,099	1,292
Other (a)	435	182	48,861	27,203

Total (b)	3,226	1,313	55,748	30,820

(a)	Primarily consists of acreage in South Africa, Colombia, Philippines, Malaysia, Vietnam and India.

(b)

Approximately 9,618,769 gross acres (6,165,000 net acres) will expire in 2012, 725,000 gross acres (304,000 net acres) will expire in 2013 and 22,510,000 gross acres (12,241,000 net acres) will expire in 2014.