Form 20-F
period 2012-06-30
BHP BILLITON LTD; BHP BILLITON PLC
filed 2012-09-18
CIK 811809, 1171264

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED 30 JUNE 2012

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

	BHP Billiton Limited	BHP Billiton Plc
Fully Paid Ordinary Shares	3,211,691,105	2,136,185,454

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

Form 20-F Cross Reference Table

Item Number	Description	Report section reference
1.	Identity of directors, senior management and advisors	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key information
A	Selected financial information	1.4.1
B	Capitalisation and indebtedness	Not applicable
C	Reasons for the offer and use of proceeds	Not applicable
D	Risk factors	1.5
4.	Information on the company
A	History and development of the company	2.2.1, 2.2.2 to 2.2.10, 2.3, 2.10 and 3
B	Business overview	1, 2.2 to 2.8 and 3.1
C	Organisational structure	2.10 and Note 25 to the Financial Statements
D	Property, plant and equipment	2.1, 2.2.2 to 2.2.10, 2.3, 2.8, 2.13 and 3.7.2
4A.	Unresolved staff comments	None
5.	Operating and financial review and prospects
A	Operating results	1.5, 2.7, 3.3, 3.4, 3.6
B	Liquidity and capital resources	3.7
C	Research and development, patents and licences etc	2.5, 2.6 and 7.16
D	Trend information	3.4
E	Off-balance sheet arrangements	3.8 and Notes 21 and 22 to the Financial Statements
F	Tabular disclosure of contractual obligations	3.8 and Notes 21 and 22 to the Financial Statements
6.	Directors, senior management and employees
A	Directors and senior management	4.1 and 4.2
B	Compensation	6
C	Board practices	4.1, 4.2, 5, 6.3 to 6.8 and 6.10
D	Employees	2.9 and 7.8
E	Share ownership	6, 7.8, 7.20 and 7.21
7.	Major shareholders and related party transactions
A	Major shareholders	11.2
B	Related party transactions	3.9 and Note 31 to the Financial Statements
C	Interests of experts and counsel	Not applicable
8.	Financial information
A	Consolidated statements and other financial information	8, 9, 11.3 and the pages beginning on page F-1 in this annual report
B	Significant changes	3.10
9.	The offer and listing
A	Offer and listing details	11.4
B	Plan of distribution	Not applicable
C	Markets	11.1
D	Selling shareholders	Not applicable
E	Dilution	Not applicable
F	Expenses of the issue	Not applicable
10.	Additional Information
A	Share capital	Not applicable
B	Memorandum and articles of association	2.7.2 and 2.12

Item Number	Description	Report section reference
C	Material contracts	2.11
D	Exchange controls	2.7.2
E	Taxation	11.6
F	Dividends and paying agents	Not applicable
G	Statement by experts	Not applicable
H	Documents on display	2.12.14
I	Subsidiary information	3.9 and Note 25 to the Financial Statements
11.	Quantitative and qualitative disclosures about market risk	3.7.4 and Note 28 to the Financial Statements
12.	Description of securities other than equity securities
A	Debt Securities	Not Applicable
B	Warrants and Rights	Not applicable
C	Other Securities	Not applicable
D	American Depositary Shares	11.5
13.	Defaults, dividend arrearages and delinquencies	There have been no defaults, dividend arrearages or delinquencies
14.	Material modifications to the rights of security holders and use of proceeds	There have been no material modifications to the rights of security holders and use of proceeds since our last Annual Report
15.	Controls and procedures	5.13.1
16.
A	Audit committee financial expert	4.1 and 5.13.1
B	Code of ethics	5.16
C	Principal accountant fees and services	5.13.1 and Note 34 to the Financial Statements
D	Exemptions from the listing standards for audit committees	Not applicable
E	Purchases of equity securities by the issuer and affiliated purchasers	7.2
F	Change in Registrant’s Certifying Accountant	There has been no change of the Registrant’s Certifying Accountant since our last Annual Report
G	Corporate Governance	5.22
H	Mine Safety and Health Administration (MSHA) Disclosure	The information concerning mine safety violations or other regulatory matters required by section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. This item is included in Exhibit 95.1
17.	Financial Statements	Not applicable as Item 18 complied with
18.	Financial Statements	The pages beginning on page F-1 in this Annual Report, Exhibit 15.1
19.	Exhibits	12

v

1    Key information

1.1    Our business

We are BHP Billiton, a leading global resources company.

Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.

Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.

This strategy means more predictable business performance over time which, in turn, underpins the creation of value for our shareholders, customers, employees and, importantly, the communities in which we operate.

We are among the world’s top producers of major commodities including, iron ore, metallurgical coal, conventional and non-conventional oil and gas, copper, energy coal, aluminium, manganese, uranium, nickel and silver.

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

BHP Billiton Limited has a primary listing on the Australian Securities Exchange (ASX) in Australia. BHP Billiton Plc has a premium listing on the London Stock Exchange (LSE) in the United Kingdom and a secondary listing on the Johannesburg Stock Exchange (JSE) in South Africa. In addition, BHP Billiton Limited American Depositary Receipts (ADRs) and BHP Billiton Plc ADRs trade on the New York Stock Exchange (NYSE) in the United States.

As at 30 June 2012, we had a market capitalisation of approximately US$160.6 billion. For FY2012, we reported net operating cash flow of US$24.4 billion, revenue of US$72.2 billion and profit attributable to shareholders of US$15.4 billion. We have approximately 125,000 employees and contractors working in more than 100 locations worldwide.

We operate eight businesses, called Customer Sector Groups (CSGs):

•	Petroleum

•	Aluminium (1)

•	Base Metals (including Uranium)

•	Diamonds and Specialty Products

•	Stainless Steel Materials (1)

•	Iron Ore

•	Manganese

•	Metallurgical Coal

•	Energy Coal

(1)

In May 2012, we announced that our Stainless Steel Materials and Aluminium CSGs would consolidate into a single CSG named Aluminium and Nickel. In this Report, Aluminium and Stainless Steel Materials are reported separately.

1.2    Chairman’s Review

Dear Shareholder

The past year was characterised by continued high levels of volatility and uncertainty in the world’s economy.

The debt issues of the Eurozone remain a global concern. European governments continue to take action to address these challenges, but until they are resolved, we expect the political and financial conditions of the region to remain volatile. While there are some signs of improvement in the United States economy, a recovery will only continue provided there are no large external shocks. Furthermore, China and other emerging economies have also seen subdued growth as they face cyclical and structural pressures.

In the midst of these challenges in the global economic environment, I am pleased to report that BHP Billiton performed well this past financial year. BHP Billiton’s Underlying EBIT margin remained at a robust 39 per cent, despite weakness in commodity markets and industry-wide cost pressures. These results were underpinned by the execution of our diversified strategy.

Your Board is confident that our commitment to invest in high-return growth opportunities will continue to create returns for shareholders. Our largely brownfield projects in execution will continue to drive momentum in our major businesses and create value for our shareholders in the near term. Moreover, the continued urbanisation and industrialisation of developing economies should support both demand for our products and the long-term growth of our strong pipeline of development projects across diverse commodities and geographies.

Recognising these opportunities, we will continue to prioritise investment where a sustainable competitive advantage exists, including geopolitical and fiscal stability. Our project approvals process will ensure that we allocate capital in a disciplined fashion, while the quality and diversity of our asset portfolio will continue to drive strong returns.

Investing in high-return projects, while maintaining a strong balance sheet, underpins our ability to pay a dividend that grows over time. This financial year our progressive dividend increased to 112 US cents per share. Over the last 10 years, we have returned approximately US$54 billion to shareholders through dividends and share buy-backs. That represents around 30 per cent of the Group’s current market capitalisation. Moreover, our unbroken dividend generates a yield that is well in excess of our peer group.

BHP Billiton also remains committed to making a positive contribution to our communities through capital investment, supporting local industry and creating jobs. Expanding on that commitment, this year we once again contributed one per cent of our pre-tax profit to community programs by voluntarily investing US$214 million. This included a US$65 million contribution to BHP Billiton Sustainable Communities, our UK-based charity, and a US$149 million investment in health (8 per cent), education and training (18 per cent), community infrastructure (25 per cent) and other initiatives (49 per cent). This was in addition to the US$11.9 billion in taxes and royalties paid to governments in the jurisdictions where we operate.

Tragically, this year three of our colleagues lost their lives at work. No fatality is acceptable and on behalf of the Board, I offer our condolences to their families, friends and colleagues. This is a stark reminder that we must remain vigilant about safety and continue to live our values. Supporting our communities is part of Our BHP Billiton Charter value of Sustainability, which also includes putting the health and safety of our people first and being environmentally responsible. These are set out in Our Charter, which is the foundation for everything we do at BHP Billiton.

Lastly, it is important to note that as part of our Board succession, in June 2012 Mr Pat Davies was appointed to the Board as a Non-executive Director. Pat’s appointment is a welcome addition to an already strong Board, providing corporate experience in the natural resources sector across a number of commodities and markets.

In summary, while we continue to live with the uncertainty of the global economic environment, we expect the demand from emerging economies, our disciplined approach to capital management and our value-focused strategy to maintain our momentum in delivering strong results long term for our shareholders. On behalf of the Board and everyone involved in the Company, I would like to thank you for your ongoing support of BHP Billiton, as we continue to deliver on our commitments to you, our shareholders.

Jac Nasser AO

Chairman

1.3    Chief Executive Officer’s Report

I am pleased to report that BHP Billiton delivered a solid set of results in FY2012 against a backdrop of challenging industry and macro-economic conditions. Our commitment to investing through the cycle allowed us to reach new production records at 10 of our operations and was key to our financial results.

We continue to focus on safety with a commitment to establish best practice in this area. In this regard, our total recordable injury frequency rate declined by six per cent in FY2012. However, despite this rate now being at its lowest level on record, the tragic loss of three colleagues over the past year is a stark reminder of the inherent risks in our industry and the need to relentlessly pursue the elimination of all fatal risks. Any fatality has a devastating effect on family, friends and colleagues, and the impact of this is felt in every corner of this Company. We truly believe that BHP Billiton can be a business that operates free of work-related fatalities, and it is for this reason that fatality prevention remains our number one priority.

From a global perspective, FY2012 was characterised by uncertainty and volatility surrounding the European debt crisis which, in turn, affected global economic growth and the key markets for our products. The resulting weaker commodity prices coupled with stronger producer currencies and capital and operational cost pressures presented challenges for the global mining industry.

In response to the prevailing market conditions, over the past year we have implemented prudent measures that will safely and substantially reduce operational costs and non-essential expenditure across our entire business. FY2013 will see the benefits of these significant cost reduction measures, along with substantial volume growth, flow through to our financial results.

Despite the volatility in global economic conditions and commodity prices we have experienced in the past financial year, we see significant opportunity for our Company in the near term. While we achieved pleasing production results and production records at 10 of our operations, three of our key assets operated below capacity in FY2012 due to temporary, one-off issues. This was largely due to industrial action in our Queensland Coal business, shut-ins at our non-operated joint venture fields in the Gulf of Mexico and a temporary decrease in grades at our Escondida copper operation. With these businesses expected to return to full capacity, we are confident we will continue to produce industry leading returns for our shareholders now and into the future.

The diversification of the BHP Billiton portfolio continues to be our defining attribute. The quality of our people, our asset base and our unchanged strategy of owning and operating large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market, together with our ability and commitment to investing through the cycle and delivering projects on budget and to schedule, is what sets us apart from our peers.

In line with this strategy, over the next two years we will continue to invest in and grow our business. With 20 major projects currently in execution, these well advanced, low-risk, brownfield projects will deliver substantial volume growth and underpin our industry-leading returns in the future. As a result of our disciplined investment strategy and our commitment to maintaining our strong balance sheet, we are largely committed for FY2013 and do not plan to approve any additional major projects in this period.

We remain confident in the long-term outlook and future demand for our products, which will continue to be driven by the urbanisation and industrialisation in the developing world. As current capital commitments reduce, we will allocate future capital to projects that maximise shareholder value and balance both short-term and long-term returns. We are in a fortunate position, with growth options unparalleled in the global resources industry, and together with our proven strategy, we will continue to deliver sustainable and superior long-term returns for our shareholders.

Finally, I would like to take this opportunity to thank our host communities, who continue to support our activities, and our shareholders, customers, suppliers and the many others who help contribute to our success. I would especially like to thank our more than 125,000 employees and contractors around the world. It is their commitment to giving their very best efforts to us each and every day that is the cornerstone of the success of this Company.

Marius Kloppers

Chief Executive Officer

1.4    Selected key measures

1.4.1    Financial information

Our selected financial information reflects the operations of the BHP Billiton Group, and should be read in conjunction with the 2012 financial statements, together with the accompanying notes.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, and as outlined in note 1 ‘Accounting policies’ to the financial statements in this Annual Report. We publish our consolidated financial statements in US dollars.

	2012	2011	2010	2009	2008
Consolidated Income Statement (US$M except per share data)
Revenue	72,226	71,739	52,798	50,211	59,473
Profit from operations	23,752	31,816	20,031	12,160	24,145
Profit attributable to members of BHP Billiton Group	15,417	23,648	12,722	5,877	15,390
Dividends per ordinary share – paid during the period (US cents)	110.0	91.0	83.0	82.0	56.0
Dividends per ordinary share – declared in respect of the period (US cents)	112.0	101.0	87.0	82.0	70.0
Earnings per ordinary share (basic) (US cents) (a)	289.6	429.1	228.6	105.6	275.3
Earnings per ordinary share (diluted) (US cents) (a)	288.4	426.9	227.8	105.4	274.8
Number of ordinary shares (millions)
– At period end	5,348	5,350	5,589	5,589	5,589
– Weighted average	5,323	5,511	5,565	5,565	5,590
– Diluted	5,346	5,540	5,595	5,598	5,605

Consolidated Balance Sheet (US$M)
Total assets	129,273	102,920	88,852	78,770	76,008
Share capital (including share premium)	2,773	2,771	2,861	2,861	2,861
Total equity attributable to members of BHP Billiton Group	65,870	56,762	48,525	39,954	38,335

Other financial information
Underlying EBIT (US$M) (b)	27,238	31,980	19,719	18,214	24,282

Underlying EBIT margin (b) (c) (e)	39.4%	47.0%	40.7%	40.1%	47.5%
Return on capital employed (e)	23.0%	38.5%	26.4%	24.6%	37.5%
Net operating cash flow (US$M) (d)	24,384	30,080	16,890	17,854	16,958
Project investment (US$M)	22,791	24,517	10,770	13,965	11,440
Gearing	26.0%	9.2%	6.3%	12.1%	17.8%

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

(b)	Underlying EBIT is Profit from operations, excluding the effect of exceptional items. See section 3.6.2 for more information about this measure, including a reconciliation to Profit from operations.

(c)	Underlying EBIT margin excludes third party product.

(d)

On 1 July 2010, the Group adopted the policy of classifying exploration cash flows which are not recognised as assets as Net operating cash flows. Previously such cash flows were classified as net investing cash flows. The change in policy arose from amendments to IAS7/AASB7 ‘Cash Flows’. Comparative figures have been restated.

(e)	Underlying EBIT margin and Return on capital employed are non-IFRS measures. See section 3.3 for a reconciliation to the corresponding IFRS measure.

1.4.2    Operational information

Our Board and Group Management Committee (GMC) monitor a range of financial and operational performance indicators, reported on a monthly basis, to measure performance over time. We also monitor a comprehensive set of health, safety, environment and community (HSEC) contribution indicators.

	2012	2011	2010
Health, safety, environment and community
Total recordable injury frequency (TRIF)	4.7	5.0	5.3
Community investment (US$M)	214.1	195.5	200.5
Production(a)
Total Petroleum production (million barrels of oil equivalent)	222.3	159.4	158.6
Alumina (’000 tonnes)	4,152	4,010	3,841
Aluminium (’000 tonnes)	1,153	1,246	1,241
Copper cathode and concentrate (’000 tonnes)	1,094.5	1,139.4	1,075.2
Nickel (’000 tonnes)	157.9	152.7	176.2
Iron ore (’000 tonnes)	159,478	134,406	124,962
Manganese alloys (’000 tonnes)	602	753	583
Manganese ores (’000 tonnes)	7,931	7,093	6,124
Metallurgical coal (’000 tonnes)	33,230	32,678	37,381
Energy coal (’000 tonnes)	71,111	69,500	66,131

(a)	Further details appear in section 2.3 of this Report.

1.5    Our risks

1.5.1    Risk factors

We believe that, because of the international scope of our operations and the industries in which we are engaged, there are numerous factors which may have an effect on our results and operations. The following describes the material risks that could affect the BHP Billiton Group.

External risks

Fluctuations in commodity prices and impacts of ongoing global economic volatility may negatively affect our results

The prices we obtain for our oil, gas, minerals and other commodities are determined by, or linked to, prices in world markets, which have historically been subject to substantial volatility. Our usual policy is to sell our products at the prevailing market prices. The diversity provided by our broad portfolio of commodities does not fully insulate the effects of price changes. Fluctuations in commodity prices can occur due to sustained price shifts reflecting underlying global economic and geopolitical factors, industry demand and supply balances, product substitution and national tariffs. The ongoing global economic volatility following the global financial and European sovereign debt crises has negatively affected commodity market prices and demand. Sales into European countries generated US$8.4 billion (FY2011: US$9.4 billion), or 11.6 per cent (FY2011: 13.1 per cent), of our revenue in the year ended 30 June 2012. The ongoing uncertainty and impact on global economic growth, particularly in the developed economies, may adversely affect future demand and prices for commodities. The impact of potential longer-term sustained price shifts and shorter-term price volatility creates the risk that our financial and operating results and asset values will be materially and adversely affected by unforeseen declines in the prevailing prices of our products.

Our financial results may be negatively affected by currency exchange rate fluctuations

Our assets, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the countries in which we operate. Fluctuations in the exchange rates of those currencies may have a significant impact on our financial results. The US dollar is the currency in which the majority of our sales are denominated. Operating costs are influenced by the currencies of those countries where our mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian dollar, South African rand, Chilean peso, Brazilian real and US dollar are the most important currencies influencing our operating costs. The appreciation in recent years of currencies in which the majority of our operating costs are incurred, (in particular the Australian dollar, if sustained relative to US dollar denominated commodity prices), has and may continue to adversely impact our profit margins. Given the dominant role of the US currency in our affairs, the US dollar is the currency in which we present financial performance. It is also the natural currency for borrowing and holding surplus cash. We do not generally believe that active currency hedging provides long-term benefits to our shareholders. From time to time, we consider currency protection measures appropriate in specific commercial circumstances, subject to strict limits established by our Board. Therefore, in any particular year, our financial results may be negatively affected by currency exchange rate fluctuations.

Reduction in Chinese demand may negatively impact our results

The Chinese market has become a significant source of global demand for commodities. In CY2011, China represented 61 per cent of global seaborne iron ore demand, 39 per cent of copper demand, 40 per cent of nickel demand, 43 per cent of aluminium demand, 48 per cent of energy coal demand and 10 per cent of oil demand. China’s demand for these commodities has been driving global materials demand and price increases over the past decade. Sales into China generated US$21.6 billion (FY2011: US$20.3 billion), or 29.9 per cent (FY2011: 28.2 per cent), of our revenue in the year ended 30 June 2012. A slowing in China’s economic growth could result in lower prices and demand for our products and negatively impact our results.

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

Actions by governments or political events in the countries in which we operate could have a negative impact on our business

We have operations in many countries around the globe, which have varying degrees of political and commercial stability. We operate in emerging markets, which may involve additional risks that could have an adverse impact upon the profitability of an operation. These risks could include terrorism, civil unrest, nationalisation, renegotiation or nullification of existing contracts, leases, permits or other agreements, restrictions on repatriation of earnings or capital and changes in laws and policy, as well as other unforeseeable risks. Risks relating to bribery and corruption, including possible delays or disruption resulting from a refusal to make so-called facilitation payments, may be prevalent in some of the countries in which we operate. If any of our major projects are affected by one or more of these risks, it could have a negative effect on the operations in those countries, as well as the Group’s overall operating results and financial condition.

Our operations are based on material long-term investments that anticipate long-term fiscal stability. Following the global financial and European sovereign debt crises, some governments face increased debt and funding obligations and have sought additional sources of revenue and economic rent by increasing rates of taxation, royalties or resource rent taxes such as the Minerals Resource Rent Tax (MRRT) and Petroleum Resource Rent Tax (PRRT) extension in Australia. These may continue to levels that are globally uncompetitive to the resource industry. Such taxes may negatively impact the financial results of existing businesses and reduce the anticipated future returns and overall level of prospective investment in those countries.

The Australian Government through the Business Tax Working Group is considering measures to reform tax law to provide relief for certain industry sectors. The basis of any law change is a revenue neutral outcome and as such, it is possible the mining and petroleum industries may be negatively impacted by disproportionately funding any measures that may eventually become law. The Business Tax Working Group will make its recommendations to the Australian government by the end of CY2012, with any potential law change happening thereafter.

Our business could be adversely affected by new government regulations, such as controls on imports, exports and prices. Increasing requirements relating to regulatory, environmental and social approvals can potentially result in significant delays in construction and may adversely affect the economics of new mining and oil and gas projects, the expansion of existing operations and results of our operations.

We have oil and gas operations located in the Gulf of Mexico region of the United States. In October 2010, the United States Government lifted the deepwater drilling moratorium in the Gulf of Mexico initially put in place in May 2010 in response to the oil spill from BP’s Macondo well. Although the moratorium was lifted, and BHP Billiton was among the first to return to drilling in the Gulf of Mexico, the industry now faces more stringent permitting requirements. Delays or additional costs may occur in receiving future permits for deepwater drilling activities in the Gulf of Mexico.

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

On 30 June 2010, the Australian Competition Tribunal granted declaration of BHP Billiton’s Goldsworthy rail line, but rejected the application for declaration of our Newman rail line under Part IIIA of the Trade Practices Act. Following the Tribunal’s decision, access seekers may now negotiate for access to the Goldsworthy railway. These negotiations, and the availability and terms of access, are governed by the Part IIIA statutory framework, and either the access seeker or BHP Billiton can refer disputed matters to the Australian Competition and Consumer Commission for arbitration. The outcome of this process will govern whether access will be provided and on what terms.

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

Our Cerro Matoso Operation in Colombia operates under mining concessions that are due to expire on 30 September 2012 and we have applied, in accordance with the law and its contracts, for an extension of these mining concessions. If this extension is not granted, Cerro Matoso has an underlying agreement with the Colombian Government that grants it rights to continue mining and producing through to 2029 under a lease arrangement, with a further extension of 15 years possible. While our operating rights are maintained, there is no established precedent in Colombia for bringing a reversion of title under contract and therefore the situation remains uncertain.

These regulations are complex, difficult to predict and outside of our control and could negatively affect our business and results.

Business risks

Failure to discover new reserves, maintain or enhance existing reserves or develop new operations could negatively affect our future results and financial condition

The demand for our products and production from our operations results in existing reserves being depleted over time. As our revenues and profits are derived from our oil and gas and minerals operations, our results and financial condition are directly related to the success of our exploration and acquisition efforts, and our ability to replace existing reserves. Exploration activity occurs adjacent to established operations and in new regions, in developed and less developed countries. These activities may increase land tenure, infrastructure and related political risks. A failure in our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves could negatively affect our results, financial condition and prospects.

Future deterioration in commodities pricing may make drilling some acreage and existing reserves uneconomic. Our actual drilling activities and future drilling budget will depend on drilling results, commodity prices, drilling and production costs, availability of drilling services and equipment, lease expirations, gathering system pipeline transportation and other infrastructure constraints, regulatory approvals and other factors.

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

We may not be able to successfully complete acquisitions or integrate our acquired businesses

We have grown our business in part through acquisitions. We expect that some of our future growth will stem from acquisitions. There are numerous risks encountered in business combinations. These include adverse regulatory conditions and obligations, commercial objectives not achieved due to minority interests, unforeseen liabilities arising from the acquired businesses, retention of key staff, sales revenues and operational performance not meeting our expectations, anticipated synergies and cost savings being delayed or not being achieved, uncertainty in sales proceeds from planned divestments, and planned acquisition projects being cancelled, delayed or costing more than anticipated. These factors could negatively affect our future results and financial condition.

We may not be able to attract and retain the necessary people

Our existing operations and especially our pipeline of development projects in regions of numerous large projects, such as Western Australia, Queensland and the United States, if activated, require many highly skilled staff with relevant industry and technical experience. In the competitive labour markets that exist in these regions, the inability of the Group to attract and retain such people may adversely impact our ability to complete projects under development on time and budget or successfully respond to new development opportunities. The lack of short- and long-term suitable accommodation in regional centres and townships adjacent to development projects and community reactions to development and potential workforce fly in, fly out arrangements may impact costs and the ability to optimise construction and operating workforces. Skills shortages in engineering, technical service, construction and maintenance may adversely impact the cost and schedule of current development projects, the cost and efficiency of existing operations and our ability to execute on development opportunities.

Increased costs and schedule delays may adversely affect our development projects

Although we devote significant time and resources to our project planning, approval and review process, and have established a number of project hubs to provide continuity to capital programs, we may underestimate the cost or time required to complete a project. In addition, we may fail to manage projects as effectively as we anticipate and unforeseen challenges may emerge.

Any of these may result in increased capital costs and schedule delays at our development projects, adversely affecting our development projects and impacting anticipated financial returns.

Financial risks

If our liquidity and cash flow deteriorate significantly it could adversely affect our ability to fund our major capital programs

We seek to maintain a solid ‘A’ credit rating as part of our strategy; however, fluctuations in commodity prices and the ongoing global economic volatility, and European sovereign debt crises, may continue to adversely impact our future cash flows and ability to access capital from financial markets at acceptable pricing. Despite our portfolio risk management strategies and monitoring of cash flow volatility, if our key financial ratios and credit rating were not maintained, our liquidity and cash reserves, interest rate costs on borrowed debt, future access to financial capital markets and the ability to fund current and future major capital programmes could be adversely affected.

We may not recover our investments in mining and oil and gas projects

Our strategy is to maintain an asset portfolio diversified by commodity, geography and market. Despite the benefits arising from this diversification, one or more of our assets may be impacted by changed market or industry structures, commodity prices, technical operating difficulties, inability to recover our mineral, oil or gas reserves and increased operating cost levels. These may cause us to fail to recover all or a portion of our investment in mining and oil and gas projects and may require financial write-downs adversely impacting our financial results.

The commercial counterparties we transact with may not meet their obligations which may negatively impact our results

We contract with a large number of commercial and financial counterparties, including customers, suppliers and financial institutions. The ongoing global economic volatility and European sovereign debt crises have placed strains on global financial markets, reduced liquidity and adversely affected business conditions generally. We maintain a ‘one book’ approach with commercial counterparties to ensure that all credit exposures are quantified.

Our existing counterparty credit controls may not prevent a material loss due to credit exposure to a major customer or financial counterparty. In addition, customers, suppliers, contractors or joint venture partners may fail to perform against existing contracts and obligations. Non-supply of key inputs, such as tyres, mining and mobile equipment and other key consumables, may unfavourably impact costs and production at our operations. These factors could negatively affect our financial condition and results of operations.

Operational risks

Operating cost pressures, reduced productivity and labour shortages could negatively impact our operating margins and expansion plans

Increasing cost pressures and shortages in skilled personnel, contractors, materials and supplies that are required as critical inputs to our existing operations and planned developments have occurred and may continue to occur across the resources industry. As the prices for our products are determined by the global commodity markets in which we operate, we do not generally have the ability to offset these operating cost increases through corresponding price increases, which can adversely affect our operating margins. Notwithstanding our efforts to reduce costs and a number of key cost inputs being commodity price-linked, the inability to reduce costs and a timing lag may adversely impact our operating margins for an extended period.

Our Australian-based operations may continue to be affected by the Australian Fair Work Act 2009 as labour agreements expire and businesses are required to negotiate labour agreements with unions. In some instances labour unions are pursuing claims in the bargaining process about union access and involvement in some areas of operational decision-making. These claims may adversely affect workplace flexibility, productivity and costs. Industrial action in pursuit of claims associated with the bargaining process has occurred in some businesses, in particular our BHP Billiton Mitsubishi Alliance coal operation in Queensland, Australia, and is likely to continue to occur as unions press for new claims as part of the negotiation process.

A number of our operations, such as aluminium and copper, are energy or water intensive and, as a result, the Group’s costs and earnings could be adversely affected by rising costs or by supply interruptions. These could include the unavailability of energy, fuel or water due to a variety of reasons, including fluctuations in climate, significant increases in costs, inadequate infrastructure capacity, interruptions in supply due to equipment failure or other causes and the inability to extend supply contracts on economical terms.

These factors could lead to increased operating costs at existing operations and could negatively impact our operating margins and expansion plans.

Unexpected natural and operational catastrophes may adversely impact our operations

We operate extractive, processing and logistical operations in many geographic locations both onshore and offshore. Our operational processes may be subject to operational accidents such as port and shipping incidents, underground mine and processing plant fire and explosion, open-cut pit wall failures, loss of power supply, railroad incidents, loss of well control, environmental pollution and mechanical critical equipment failures. Our key port facilities are located at Port Hedland and Hay Point in Australia. We have 13 underground mines, including seven underground coal mines. Our operations may also be subject to unexpected natural catastrophes such as earthquakes, flood, hurricanes and tsunamis. Our Western Australia Iron Ore, Queensland coal and Gulf of Mexico oil and gas operations are located in areas subject to cyclones or hurricanes. Our Chilean copper operations are located in a known earthquake and tsunami zone. Based on our claims, insurance premiums and loss experience, our risk management approach is not to purchase insurance for property damage, business interruption and construction related risk exposures. Existing business continuity plans may not provide protection for all of the costs that arise from such events. The impact of these events could lead to disruptions in production, increased costs and loss of facilities more than offsetting premiums saved, which would adversely affect our financial results and prospects. Third party claims arising from these events may exceed the limit of liability insurance policies we have in place.

Our non-controlled assets may not comply with our standards

Some of our assets are controlled and managed by joint venture partners or by other companies. Management of our non-controlled assets may not comply with our management and operating standards, controls and procedures (including our HSEC standards). Failure to adopt equivalent standards, controls and procedures at these assets could lead to higher costs and reduced production and adversely impact our results and reputation.

Breaches in our information technology security processes may adversely impact the conduct of our business activities

We maintain global information technology (IT) and communication networks and applications to support our business activities. Our extensive IT infrastructure and network may experience service outages that may adversely impact the conduct of our business activities. IT security processes protecting these systems are in place and subject to regular monitoring and assessment, and are included as part of the review of internal control over financial reporting. These security processes may not prevent future malicious action or fraud by individuals, groups or organisations resulting in the corruption of operating systems, theft of commercially sensitive data, including commercial price outlooks, mergers and acquisitions and divestment transactions, misappropriation of funds and disruptions to our business operations.

Sustainability risks

HSEC impacts, incidents or accidents and related regulations may adversely affect our people, operations and reputation or licence to operate

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

Potential safety events that may have a material adverse impact on our operations include fire, explosion or rock fall incidents in underground mining operations, personnel conveyance equipment failures in underground operations, aircraft incidents, incidents involving light vehicles and mining mobile equipment, ground control failures, well blowouts, explosions or gas leaks, isolation, working from heights or lifting operations.

Environmental incidents that have the potential to create a material impact include uncontrolled tailings breaches, subsidence from mining activities, escape of polluting substances, and uncontrolled releases of hydrocarbons.

Our operations by their nature have the potential to impact biodiversity, water resources and related ecosystem services. Changes in scientific understanding of these impacts, regulatory requirements or stakeholder expectations may prevent or delay project approvals and result in increased costs for mitigation, offsets or compensatory actions.

We provide for operational closure and site rehabilitation. Our operating and closed facilities are required to have closure plans. Changes in regulatory or community expectations may result in the relevant plans not being adequate. This may impact financial provisioning and costs at the affected operations.

We contribute to the communities in which we operate by providing skilled employment opportunities, salaries and wages, taxes and royalties and community development programs, including a commitment to one per cent of pre-tax profits invested in community programs. Notwithstanding these actions, local communities may become dissatisfied with the impact of our operations or oppose our new development projects, including through litigation, potentially affecting costs and production, and in extreme cases viability. Community related risks may include community protests or civil unrest, delays to proposed developments and inadvertent breaches of human rights or other international laws or conventions.

Health risks faced include fatigue and occupational exposure to noise, silica, manganese, diesel exhaust particulate, fluorides, coal tar pitch, nickel and sulphuric acid mist. Longer-term health impacts may arise due to unanticipated workplace exposures or historical exposures to hazardous substances by employees or site contractors. These effects may create future financial compensation obligations.

We invest in workplace and community health programs, where indicated by risk assessment. However, infectious diseases such as HIV and malaria may have a material adverse impact upon our workers or on our communities, primarily in Africa. Because we operate globally, we may be affected by potential pandemic influenza outbreaks, such as A(H1N1) and avian flu, in any of the regions in which we operate.

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

During FY2011, BHP Billiton acquired Chesapeake Energy Corporation’s interests in the Fayetteville Operation in the United States, and in August 2011, acquired Petrohawk Energy Corporation, a US shale development company. Both businesses include operations that involve hydraulic fracturing, an essential and common practice in the oil and gas industry to stimulate production of natural gas and oil from dense subsurface rock formations. Hydraulic fracturing involves using water, sand and a small amount of chemicals to fracture the hydrocarbon-bearing rock formation to allow flow of hydrocarbons into the wellbore. We routinely apply hydraulic fracturing techniques in our drilling and completion programs.

Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to oil and gas production activities using hydraulic fracturing techniques, including regulations that could impose more stringent permitting, public disclosure and well construction requirements on hydraulic fracturing operations. Additional legislation or regulation could also lead to operational delays or increased operating costs in the production of oil and natural gas, including from the developing shale plays, or could make it more difficult to perform hydraulic fracturing. The adoption of any federal, state or local laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in the completion of new oil and gas wells, increased compliance costs and time, and potential class action claims, all of which could adversely affect our business.

Due to the nature of our operations HSEC incidents or accidents and related regulations may adversely affect our reputation or licence to operate.

Climate change and greenhouse effects may adversely impact our operations and markets

Carbon-based energy is a significant input in a number of the Group’s mining and processing operations and we have significant sales of carbon-based energy products.

A number of governments or governmental bodies have introduced or are contemplating regulatory change in response to the impacts of climate change. Under the December 2009 Copenhagen Accord, developed countries established individual greenhouse gas targets and developing countries established national mitigation actions. The European Union Emissions Trading System (EU ETS), which came into effect on 1 January 2005, has had an impact on greenhouse gas and energy-intensive businesses based in the EU. Our Petroleum assets in the United Kingdom are currently subject to the EU ETS, as are our EU based customers. Elsewhere, there is current and emerging climate change regulation that will affect energy prices, demand and margins for carbon intensive products. The Australian Government’s plan of action on climate change, which commenced on 1 July 2012, includes a fixed price on carbon emissions and converting to an emissions trading scheme after three years, and a mandatory renewable energy target of 20 per cent by the year 2020. From a medium to long-term perspective, we are likely to see some changes in the cost position of our greenhouse-gas-intensive assets and energy-intensive assets as a result of regulatory impacts in the countries in which we operate. These proposed regulatory mechanisms may impact our operations directly or indirectly through our suppliers and customers. Inconsistency of regulations particularly between developed and developing countries may also change the competitive position of some of our assets. Assessments of the potential impact of future climate change regulation are uncertain given the wide scope of potential regulatory change in the many countries in which we operate. The South African Government plans to introduce a carbon tax beginning in 2013, however the details are not yet finalised. Carbon pricing has also been discussed as part of a broader tax reform package in Chile.

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

A breach of our governance processes may lead to regulatory penalties and loss of reputation

We operate in a global environment straddling multiple jurisdictions and complex regulatory frameworks. Our governance and compliance processes, which include the review of internal control over financial reporting and specific internal controls in relation to offers of things of value to government officials and representatives of state owned enterprises, may not prevent future potential breaches of law, accounting or governance practice. The BHP Billiton Code of Business Conduct, together with our mandatory policies, such as the anti-corruption and the anti-trust policies, may not prevent instances of fraudulent behaviour and dishonesty nor guarantee compliance with legal or regulatory requirements. This may lead to regulatory fines, litigation, loss of operating licences or reputational damage.

1.5.2    Approach to risk management

We believe that the identification and management of risk is central to achieving our corporate purpose of creating long-term shareholder value.

Our approach to risk recognises that it will manifest itself in many forms and has the potential to impact our health and safety, environment, community, reputation, regulatory, market and financial performance and, thereby, the achievement of our corporate purpose.

By understanding and managing risk, we provide greater certainty and confidence for our shareholders, employees, customers, suppliers, and for the communities in which we operate. Successful risk management can be a source of competitive advantage.

Risks faced by the Group are managed on an enterprise-wide basis. The natural diversification in the Group’s portfolio of commodities, geographies, currencies, assets and liabilities is a key element in our risk management approach.

Risk management is embedded in our critical business activities, functions and processes. Materiality and our tolerance for risk are key considerations in our decision-making.

Risk issues are identified, analysed and assessed in a consistent manner. Performance requirements exist for the identification, assessment, control and monitoring of material risk issues that could threaten our corporate purpose and business plans. These include:

•

The potential for impacts on the achievement of our corporate purpose and business plans is identified through risk assessments using approved materiality and tolerability criteria. The severity of any risk event is assessed according to a matrix that describes the degree of harm, injury or loss from the most severe impact associated with that risk event, assuming reasonable effectiveness of controls.

•	A risk assessment (risk identification, risk analysis and risk evaluation) is conducted for material risk issues.

•

Risk controls are designed, implemented, operated and assessed to produce a residual risk that is tolerable. Performance standards are established for critical controls over material risks with supporting monitoring and verification processes.

The Group has established processes that apply when entering or commencing new activities in higher governance risk countries. Risk assessments and a supporting risk management plan are required to ensure that potential reputation, legal, business conduct and corruption-related exposures are tolerable and legislative compliance is maintained, including relevant anti-corruption legislation and the application of any sanctions or trade embargos.

Our risk management governance approach is described in sections 5.13.1 and 5.14.

1.5.3    Management of principal risks

The scope of our operations and the number of industries in which we operate and engage mean that a range of factors may impact our results. Material risks that could negatively affect our results and performance are described in section 1.5.1 of this Report. Our approach to managing these risks is outlined below.

Principal risk area	Risk management approach
External risks
Risks arise from fluctuations in commodity prices and currency exchange rates, demand changes in major markets (such as China or Europe) or actions by governments and political events that impact long-term fiscal stability.	The diversification of our portfolio of commodities, geographies and currencies is a key strategy for reducing volatility. Section 3.4 describes external factors and trends affecting our results and Note 28 to the financial statements outlines the Group’s financial risk management strategy, including market, commodity, and currency risk. The Financial Risk Management Committee oversees these as described in section 5.15. We engage with governments and other key stakeholders to ensure the potential impacts of proposed fiscal, tax, resource investment, infrastructure access and regulatory changes are understood and where possible mitigated.

Business risks
Our continued growth creates risks related to identifying and proving reserves, integrating newly acquired businesses, managing our capital development projects and attracting and retaining the people necessary to support our growth.	We support our growth strategy through minerals and petroleum exploration programs which are focused on identifying and capturing new world-class projects supported by exploration activity adjacent to existing operations. The Group Resource and Business Optimisation function provides governance and technical leadership for resource development and Ore Reserves reporting as described in section 2.13.2 Reserves and Resources and section 2.6 Group Resources and Business Optimisation. Our Petroleum reserves are described in section 2.13.1.

Principal risk area	Risk management approach

We have established investment processes and tollgates that apply to all major capital and mergers and acquisitions projects. The Investment Committee oversees these as described in section 5.15. The Project Management function additionally ensures that the optimum framework and capabilities are in place to deliver safe, predictable and competitive projects. Additionally we have established project hubs as operating centres for the study and execution of a pipeline of major capital projects using a program management approach.

Group-wide human resource processes are established covering recruitment planning, diversity, remuneration, development and mobility of staff to ensure we continue to maintain a strong diversified global talent pool.

Financial risks
Continued volatility in global financial markets may adversely impact future cash flows, the ability to adequately access and source capital from financial markets and our credit rating. This may impact planned expenditures as well as the ability to recover investments in mining and oil and gas projects. In addition, the commercial counterparties (customers, suppliers and financial institutions) we transact with may, due to adverse market conditions, not meet their obligations.	We seek to maintain a solid ‘A’ credit rating, supported by our portfolio risk management strategy. As part of this strategy, commodity prices and currency exchange rates are not hedged and, wherever possible we take the prevailing market price, which serves to mitigate counterparty performance risk. We use cash flow at risk analysis to monitor volatilities and key financial ratios. Credit limits and review processes are established for all customers and financial counterparties. The Financial Risk Management Committee oversees these as described in section 5.15. Note 28 to the financial statements outlines our financial risk management strategy.

Operational risks
Operating cost pressures, reduced productivity and labour shortages could negatively impact operating margins and expansion plans. Non-controlled assets may not comply with our standards. Unexpected natural and operational catastrophes may adversely impact our operations. Breaches in information technology (IT) security processes may adversely impact the conduct of our business activities.	We seek to ensure that adequate operating margins are maintained through our strategy to own and operate large, long-life, low-cost and expandable upstream assets. We have implemented an Operating Model designed to deliver a simple and scalable organisation, providing a competitive advantage through defining work, organisation and performance measurement. Defined global business processes, including 1SAP, provide a standardised way of working across the organisation. Common processes generate reliable data and improve operating discipline. Global sourcing arrangements have been established to ensure continuity of supply and competitive costs for key supply inputs. We seek to influence non-controlled assets to apply to our standards.

Principal risk area	Risk management approach

Through the application of our risk management processes, we identify material catastrophic operational risks and implement the critical controls and performance requirements to maintain control effectiveness. Business continuity plans are established to mitigate consequences. Consistent with our portfolio risk management approach, we continue to be largely self-insured for losses arising from property damage, business interruption and construction.

We maintain appropriate IT security devices, perimeter monitoring and mobile device protective measures. Security crisis management, incident management and service continuity and disaster recovery plans are established.

Sustainability risks
HSEC incidents or accidents and related regulations may adversely affect our people, operations and reputation or licence to operate. The potential physical impacts and related government regulatory responses to climate change and greenhouse effects may adversely impact our operations and markets. Given that we operate in a challenging global environment straddling multiple jurisdictions, a breach of our governance processes may lead to regulatory penalties and loss of reputation.

Our approach to sustainability risks is reflected in Our BHP Billiton Charter and described in section 2.8. A comprehensive set of Group Level Documents (GLD) set out Group-wide HSEC-related performance requirements to ensure effective management control of these risks.

The BHP Billiton Code of Business Conduct sets out requirements related to working with integrity including dealings with government officials and third parties. Processes and controls are in place for the financial control over financial reporting, including under Sarbanes-Oxley. We have established anti-corruption and anti-trust related performance requirements overseen by the Legal and Compliance function. The Disclosure Committee oversees our compliance with securities dealing obligations and continuous and periodic disclosure obligations.

1.6    Forward looking statements

This Report contains forward looking statements, including statements regarding:

•	trends in commodity prices and currency exchange rates;

•	demand for commodities;

•	plans, strategies and objectives of management;

•	closure or divestment of certain operations or facilities (including associated costs);

•	anticipated production or construction commencement dates;

•	capital costs and scheduling;

•	operating costs and shortages of materials and skilled employees;

•	anticipated productive lives of projects, mines and facilities;

•	provisions and contingent liabilities;

•	tax and regulatory developments.

Forward looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward looking statements.

These forward looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward looking statements.

For example, our future revenues from our operations, projects or mines described in this Report will be based, in part, upon the market price of the minerals, metals or petroleum products produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors described in section 1.5.1.

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

2    Information on the Company

2.1    BHP Billiton locations

Projects and exploration activities are not shown on this map.

Locations are current at 10 September 2012.

Petroleum

Ref	Country	Fields	Description	Ownership
1	Algeria	ROD Integrated Development (a)	Onshore oil production	38%
2	Australia	Bass Strait (a)	Offshore Victoria oil, condensate, LPG, natural gas and ethane production	50%
3	Australia	Minerva	Offshore Victoria natural gas and condensate production	90%
4	Australia	North West Shelf (a)	Offshore Western Australia oil, condensate, LPG, natural gas and LNG production	8.3 – 16.7%
5	Australia	Pyrenees	Offshore Western Australia oil production	40 – 71.4%
6	Australia	Stybarrow	Offshore Western Australia oil and gas production	50%
7	Pakistan	Zamzama	Onshore natural gas and condensate production	38.5%
8	Trinidad and Tobago	Angostura	Offshore oil and natural gas production	45%
9	UK	Bruce/Keith/ Liverpool Bay	Offshore North Sea and Irish Sea oil and natural gas production - Bruce (a) 16% - Keith 31.8% - Liverpool Bay 46.1%
10	US	Gulf of Mexico	Offshore oil, LPG and natural gas production from several fields - Atlantis (a) 44% - Neptune 35% - Genesis (a) 5% - Shenzi 44% - Mad Dog (a) 23.9%
11	US	Onshore US	Onshore shale gas and liquids in Arkansas, Louisiana and Texas - Eagle Ford - Haynesville - Fayetteville - Permian	<1 – 100%

Aluminium (b)
Ref	Country	Asset	Description	Ownership
12	Australia	Worsley	Integrated alumina refinery and bauxite mine in Western Australia	86%
13	Brazil	Alumar (a)	Integrated alumina refinery and aluminium smelter	36 – 40%
14	Brazil	Mineração Rio do Norte (a)	An open-cut bauxite mine	14.8%
15	Mozambique	Mozal	An aluminium smelter, located near Maputo	47.1%
16	South Africa	Aluminium South Africa	Hillside and Bayside aluminium smelters, located at Richards Bay	100%

Stainless Steel Materials (b)

Ref	Country	Asset	Description	Ownership
17	Australia	Nickel West	Mt Keith and Leinster nickel-sulphide mines, Kalgoorlie nickel smelter, Kambalda nickel concentrator and the Kwinana nickel refinery	100%
18	Colombia	Cerro Matoso	Integrated laterite ferronickel mining and smelting operation in northern Colombia	99.9%

Base Metals
Ref	Country	Asset	Description	Ownership
19	Australia	Cannington	Underground silver, lead and zinc mine, located in northwest Queensland	100%
20	Chile	Pampa Norte	Cerro Colorado and Spence open-cut mines producing copper cathode in the Atacama Desert, northern Chile	100%
21	Chile	Escondida	Comprises the world’s largest copper mine, concentrators and solvent extraction plants and port operations	57.5%
22	Peru	Antamina (a)	A joint venture open-cut copper and zinc mine, located in the Andes north-central Peru	33.8%
23	US	Base Metals North America	Includes the Pinto Valley open-cut copper mine, located in Arizona	100%

Uranium (c)
Ref	Country	Asset	Description	Ownership
24	Australia	Olympic Dam	Large poly-metallic orebody and the world’s largest uranium deposit, producing copper, uranium, gold and silver	100%

Diamonds and Specialty Products
Ref	Country	Asset	Description	Ownership
25	Canada	EKATI Diamond Mine	Open-cut and underground diamond mines, located in the Northwest Territories of Canada	80%

Iron Ore
Ref	Country	Asset	Description	Ownership
26	Australia	Western Australia Iron Ore	Integrated iron ore mines (Area C, Jimblebar, Yandi, Newman and Yarrie), and rail and port operations in the Pilbara region of Western Australia	85 – 100%
27	Brazil	Samarco (a)	Open-cut mine that produces iron ore pellets	50%

Manganese
Ref	Country	Asset	Description	Ownership
28	Australia	Manganese Australia	Producer of manganese ore at GEMCO in the Northern Territory and manganese alloys at TEMCO in Tasmania	60%
29	South Africa	Manganese South Africa	Mamatwan open-cut and Wessels underground manganese mines and the Metalloys manganese alloy plant	44.4 – 60%

Metallurgical Coal

Ref	Country	Asset	Description	Ownership
30	Australia	Illawarra Coal	Underground coal mines (West Cliff, Dendrobium, Appin) in southern New South Wales, with access to rail and port facilities	100%
31	Australia	BHP Billiton Mitsubishi Alliance	Saraji, Goonyella Riverside, Peak Downs, Norwich Park, Gregory Crinum, Blackwater and Broadmeadow open-cut and underground mines in the Queensland Bowen Basin and Hay Point Coal Terminal	50%
32	Australia	BHP Billiton Mitsui Coal	South Walker Creek and Poitrel open-cut coal mines in the Queensland Bowen Basin	80%

Energy Coal
Ref	Country	Asset	Description	Ownership
33	Australia	New South Wales Energy Coal	Mt Arthur Coal open-cut mine	100%
34	Colombia	Cerrejón (a)	An open-cut coal mine, with integrated rail and port operations	33.3%
35	South Africa	Energy Coal South Africa	Khutala, Middelburg, Klipspruit, Wolvekrans open-cut and underground mines and coal processing operations	50 – 100%
36	US	New Mexico Coal	Navajo open-cut and San Juan underground mines	100%

BHP Billiton principal office locations
Ref	Country	Location	Office
37	Australia	Adelaide	Uranium Head Office
38	Australia	Brisbane	Metallurgical Coal Head Office
39	Australia	Melbourne	Global Headquarters
40	Australia	Perth	Aluminium (b) and Stainless Steel Materials (b) Head Offices Iron Ore Head Office
41	Australia	Sydney	Energy Coal Head Office
42	Canada	Saskatoon	Diamonds and Specialty Products Head Office
43	Chile	Santiago	Base Metals Head Office
44	Malaysia	Kuala Lumpur	Global Shared Services Centre

Ref	Country	Location	Office
45	Singapore	Singapore	Marketing Head Office Minerals Exploration Head Office
46	South Africa	Johannesburg	Manganese Head Office
47	UK	London	Corporate Office
48	US	Houston	Petroleum Head Office

(a)	Jointly or non-operated BHP Billiton Assets or Fields.
(b)	Aluminium and Stainless Steel Materials form the Aluminium and Nickel Customer Sector Group.
(c)	Uranium is part of the Base Metals Customer Sector Group.

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

The registered office of BHP Billiton Limited is 180 Lonsdale Street, Melbourne, Victoria 3000, Australia, and its telephone number is 1300 55 47 57 (within Australia) or +61 3 9609 3333 (outside Australia). The registered office of BHP Billiton Plc is Neathouse Place, London SW1V 1BH, United Kingdom, and its telephone number is +44 20 7802 4000. Our agent for service in the United States is Maria Isabel Reuter at 1360 Post Oak Boulevard, Suite 150, Houston, TX 77056.

2.2.2    Petroleum Customer Sector Group

Our Petroleum Customer Sector Group (CSG) comprises a base of onshore and offshore operations that are located in six countries throughout the world. We explore for significant upstream opportunities around the world.

Petroleum continues to invest through economic cycles and maintains a long-term view. The acquisition of Petrohawk Energy Corporation was completed in FY2012 at a purchase price of US$12.0 billion, excluding the assumption of net debt of US$3.8 billion, and provided us with operating positions in the Eagle Ford, Haynesville and Permian fields in the United States. Combined with our interests in the Fayetteville field, acquired from Chesapeake Energy Corporation in the third quarter of FY2011, oil and gas operations in these fields constitute our Onshore US business. We will continue to evaluate other commercial opportunities for growth, including through acquisitions, in the future.

During FY2012, total production increased by 40 per cent from the prior year to 222.3 million barrels of oil equivalent (MMboe). Production from our Onshore US business, strong uptime performance from existing operated assets and the first full year of production from the Angostura gas facility (Trinidad and Tobago) largely offset reduced production caused by maintenance activity and adverse weather at our non-operated offshore Gulf of Mexico, United States, and North West Shelf, Australia, fields and natural field decline at our operated Pyrenees facility.

We remain committed to organic growth opportunities through exploration, using the latest seismic and geophysical technology to locate new resources and yield results. In FY2012, we executed a major international drilling campaign focused on proven basins in Southeast Asia, Western Australia and the Gulf of Mexico.

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

North West Shelf

We are a joint venture participant in the North West Shelf Project in Western Australia. The North West Shelf Project was developed in phases: the domestic gas phase supplies gas to the Western Australian domestic market mainly under long-term contracts, and a series of liquefied natural gas (LNG) expansion phases supplying LNG to buyers in Japan, Korea and China under a series of long-term contracts. The project also produces LPG and condensate.

We are also a joint venture participant in four nearby oil fields. Both the North West Shelf gas and oil ventures are operated by Woodside.

Australia operated

We operate two oil fields offshore Western Australia and one gas field in Victoria.

The Pyrenees oil development consists of three fields, two of which (Crosby and Stickle) are located in blocks WA-42-L (71.43 per cent interest), while the third (Ravensworth) straddles blocks WA-42-L and WA-43-L (40 per cent interest). The project uses a FPSO facility.

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

Gulf of Mexico

We operate two fields in the Gulf of Mexico (Neptune and Shenzi) and hold non-operating interests in a further three fields (Atlantis, Mad Dog and Genesis). We divested our interest in the West Cameron and Starlifter areas in June 2012. We also own 25 per cent and 22 per cent, respectively, of the companies that own and operate the Caesar oil pipeline and the Cleopatra gas pipeline which transport oil and gas from the Green Canyon area, where a number of our fields are located, to connecting pipelines that transport product to the mainland. We deliver our oil production to refineries along the Gulf Coast of the United States.

Onshore US

We operate in four shale fields located onshore in the United States – Fayetteville, Eagle Ford, Haynesville and Permian.

The combined leasehold acreage of the Onshore US fields is approximately 1.6 million net acres in the states of Texas, Louisiana and Arkansas. Our ownership interests range from less than one per cent to 100 per cent. Working interest will change due to events such as a party’s non consent election, or through farm-ins and farm-outs with other parties.

In FY2012, the Onshore US business delivered 6.9 million barrels of crude oil and condensates, 448 billion cubic feet of natural gas and 4.0 million barrels of natural gas liquids. Our Onshore US total production increased by 80 MMboe from 6 MMboe in FY2011 to 86 MMboe in FY2012, which more than accounted for the 63 MMboe increase in total production.

Due to the low price of US natural gas in FY2012, the capital expenditure in the Onshore US business in the second half of the financial year was focused on the liquids-rich Eagle Ford and Permian fields, both in Texas. Consequently, we reduced the development of the dry gas assets in the Haynesville and Fayetteville fields in the second half of FY2012. The mix of liquids and gas development opportunities in all four fields provides us with the flexibility to adjust our onshore development program towards those operations with the highest return on investment.

Liverpool Bay and Bruce/Keith

The Liverpool Bay, United Kingdom, integrated development consists of five producing offshore gas and oil fields in the Irish Sea, the Point of Ayr onshore processing plant in north Wales, and associated infrastructure. We deliver the Liverpool Bay gas by pipeline to E.ON’s Connah’s Quay power station.

We own 46.1 per cent of and operate Liverpool Bay. We also hold a 16 per cent non-operating interest in the Bruce oil and gas field in the North Sea and operate the Keith field (31.83 per cent share), a subsea tie-back, which is processed via the Bruce platform facilities.

Algeria

Our Algerian operations comprise our effective 38 per cent interest in the ROD Integrated Development, which consists of six satellite oil fields that pump oil back to a dedicated processing train. We exited our effective 45 per cent interest in the Ohanet wet gas development in October 2011.

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

Operation & Location	Product	Ownership	Operator	Title, Leases or Options	Nominal Production Capacity	Facilities, Use & Condition

Australia Bass Strait
Offshore Victoria	Oil and gas	BHP Billiton 50% Esso Australia (Exxon Mobil subsidiary) 50% Oil Basins Ltd 2.5% royalty interest in 19 production licences	Esso Australia	20 production licences and 2 retention leases issued by Australian Government Expire between 2016 and end of life of field One production licence held with Santos Ltd	Oil: 200 Mbbl/d Gas: 1,075 MMcf/d LPG: 5,150 tpd Ethane: 850 tpd

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

Angel platform: 960 MMcf/d gas 50 Mbbl/d condensate

Withnell Bay gas plant: 600 MMcf/d gas

5-train LNG plant: 45,000 tpd LNG

Production from North Rankin and Perseus processed through North Rankin A platform

Production from Goodwyn, Searipple and Echo-Yodel processed through Goodwyn A platform

4 subsea wells in Perseus field tied into Goodwyn A platform

Production from Angel field processed through Angel platform

Operation & Location	Product	Ownership	Operator	Title, Leases or Options	Nominal Production Capacity	Facilities, Use & Condition
		Other participants: subsidiaries of Woodside Energy, Chevron, BP, Shell, Mitsubishi/Mitsui and China National Offshore Oil Corporation				Onshore gas treatment plant at Withnell Bay processes gas for domestic market 5-train LNG plant

North West Shelf
Offshore Western Australia Wanaea, Cossack, Lambert and Hermes fields	Oil	BHP Billiton 16.67% Woodside Energy 33.34%, BP, Chevron, Japan Australia LNG (MIMI) 16.67% each	Woodside Petroleum Ltd	3 production licences issued by Australian Government. 2 expire in 2014 and 2018. The third production licence, WA-9-L, expired in 2012 and was recently renewed for a period of 21 years and will expire in 2033	Production capacity: 60 Mbbl/d Storage capacity: 1 MMbbl	Floating production storage and off-take unit

Minerva
Offshore Victoria Gas plant located approximately 4 km inland from Port Campbell	Gas and condensate	BHP Billiton 90% Santos (BOL) 10%	BHP Billiton	Production licence issued by Australian Government expires 5 years after production ceases	150 TJ/d gas 600 bbl/d condensate	2 well completions Single flow line transports gas to onshore gas processing facility

Stybarrow
Offshore Western Australia Stybarrow and Eskdale fields	Oil and gas	BHP Billiton 50% Woodside Energy 50%	BHP Billiton	Production licence issued by Australian Government expires 5 years after production ceases	Production: 80 Mbbl/d oil Storage: 900 Mbbl	10 subsea well completions (6 producers, 3 water injectors, 1 gas injector) Gas production is reinjected

Pyrenees
Offshore Western Australia Crosby and Stickle Ravensworth fields	Oil	WA-42-L permit: BHP Billiton 71.43% Apache PVG 28.57% WA-43-L permit: BHP Billiton 40% Apache Permits 31.5% Inpex Alpha 28.5%	BHP Billiton	Production licence issued by Australian Government expires 5 years after production ceases	Production: 96 Mbbl/d oil Storage: 920 Mbbl	18 subsea well completions (14 producers, 3 water injectors, 1 gas injector), FPSO WA-42-L production commenced third quarter of FY2010 WA-43-L production commenced first quarter of FY2011

Operation & Location	Product	Ownership	Operator	Title, Leases or Options	Nominal Production Capacity	Facilities, Use & Condition
US Onshore US
Fayetteville –Arkansas Eagle Ford – South Texas Haynesville – Northern Louisiana and East Texas Permian – West Texas	Oil, condensate, gas and NGL

BHP Billiton working interest in leases range from <1% to 100%.

BHP Billiton average working interest: Operated wells – 69.5% Non-operated wells – 12.5%

Largest partners include Southwestern Energy, XTO Energy and Chesapeake Energy.

BHP Billiton – 1,905 wells Partners – 4,032 wells

We currently own leasehold interests in approximately 1.6 million net acres

Fayetteville – 487,000 acres

Eagle Ford – 341,000 acres

Haynesville – 268,000 acres

Permian – 433,000 acres Other – 76,000 acres

Leases associated with producing wells remain in place as long as oil and gas is produced in paying quantities

Maximum net daily production (1) achieved during FY2012 1,455 MMcf/d gas 29 Mbbl/d oil and condensate 17 Mbbl/d NGL

Fayetteville – producing gas wells with associated pipeline and compression infrastructure

Eagle Ford – producing oil and gas wells and associated pipeline and compression facilities

Haynesville – producing gas wells with a pipeline network operated by a third party

Permian – oil and gas wells with associated pipelines and compression facilities under construction

All production from Onshore US fields is transported to various intrastate and interstate pipelines through multiple interconnects

(1) Capacity varies due to additional wells and pipelines.

Operation & Location	Product	Ownership	Operator	Title, Leases or Options	Nominal Production Capacity	Facilities, Use & Condition
Neptune
(Green Canyon 613)
Offshore Deepwater Gulf of Mexico (1,300 m)	Oil and gas	BHP Billiton 35% Marathon Oil 30% Woodside Energy 20% Maxus US Exploration 15%	BHP Billiton	Lease from US Government as long as oil and gas produced in paying quantities	50 Mbbl/d oil 50 MMcf/d gas	Permanently moored tension-leg platform (TLP)
Shenzi
(Green Canyon 653)
Offshore Deepwater Gulf of Mexico (1,310 m)	Oil and gas	BHP Billiton 44% Hess Corporation 28% Repsol 28%	BHP Billiton	Lease from US Government as long as oil and gas produced in paying quantities	100 Mbbl/d oil 50 MMcf/d gas	Stand-alone TLP Genghis Khan field (part of same geological structure) tied back to Marco Polo TLP
Atlantis
(Green Canyon 743)
Offshore Deepwater Gulf of Mexico (2,155 m)	Oil and gas	BHP Billiton 44% BP 56%	BP	Lease from US Government as long as oil and gas produced in paying quantities	200 Mbbl/d oil 180 MMcf/d gas	Permanently moored semi-submersible platform
Mad Dog
(Green Canyon 782)
Offshore Deepwater Gulf of Mexico (1,310 m)	Oil and gas	BHP Billiton 23.9% BP 60.5% Chevron 15.6%	BP	Lease from US Government as long as oil and gas produced in paying quantities	80 Mbbl/d oil 60 MMcf/d gas	Permanently moored integrated truss spar, facilities for simultaneous production and drilling operations
Genesis
(Green Canyon 205)
Offshore Deepwater Gulf of Mexico (approximately 790 m)	Oil and gas	BHP Billiton 4.95% Chevron 56.67% ExxonMobil 38.38%	Chevron	Lease from US Government as long as oil and gas produced in paying quantities	55 Mbbl/d oil 72 MMcf/d gas	Floating cylindrical hull (spar) moored to seabed with integrated drilling facilities

Operation & Location	Product	Ownership	Operator	Title, Leases or Options	Nominal Production Capacity	Facilities, Use & Condition
Other
Liverpool Bay
Offshore northwest England, Irish Sea Douglas and Douglas West oil fields, Hamilton, Hamilton North gas fields, Lennox oil and gas field	Oil and gas	BHP Billiton 46.1% ENI 53.9%	BHP Billiton	3 production licences issued by UK Government expire 2016, 2025 and 2027	308 MMcf/d gas 70 Mbbl/d oil and condensate

Integrated development of 5 producing fields

Oil treated at Douglas complex then piped to oil storage barge for export by tankers

Gas processed at Douglas complex then piped by subsea pipeline to Point of Ayr gas terminal for further processing

Bruce/Keith
Offshore North Sea, UK	Oil and gas	Bruce: BHP Billiton 16% BP 37% Total 43.25% Marubeni 3.75% Keith: BHP Billiton 31.83% BP 34.84% Total 25% Marubeni 8.33%	Keith – BHP Billiton Bruce – BP	3 production licences issued by UK Government expire 2015, 2018 and 2046	920 MMcf/d gas	Integrated oil and gas platform Keith developed as tie-back to Bruce facilities

ROD
Integrated Development
Onshore Berkine Basin, 900 km southeast of Algiers, Algeria	Oil	BHP Billiton 45% interest in 401a/402a production sharing contract ENI 55% BHP Billiton effective 38% interest in ROD unitised integrated development ENI 62%	Joint Sonatrach/ENI entity	Production sharing contract with Sonatrach (title holder) Expires 2016 with option for two 5-year extensions under certain conditions	Approximately 80 Mbbl/d oil	Development and production of 6 oil fields 2 largest fields (ROD and SFNE) extend into neighbouring blocks 403a, 403d Production through dedicated processing train on block 403

Operation & Location	Product	Ownership	Operator	Title, Leases or Options	Nominal Production Capacity	Facilities, Use & Condition
Greater Angostura
Offshore Trinidad and Tobago	Oil and gas	BHP Billiton 45% Total 30% Chaoyang 25%	BHP Billiton	Production sharing contract with Trinidad and Tobago Government entitles us to operate Greater Angostura until 2021	100 Mbbl/d oil 280 MMcf/d gas

Integrated oil and gas development: central processing platform connected to the Kairi-2 platform and gas export platform with 3 satellite wellhead protector platforms and flow lines

Oil pipeline from processing platform to storage and export at Guayaguayare

Gas supplied to Trinidad and Tobago domestic markets

Zamzama
Onshore Sindh Province, Pakistan	Gas and condensate	BHP Billiton 38.5% ENI Pakistan 17.75% PKP Exploration 9.375% PKP Exploration 2 9.375% Government Holdings 25%	BHP Billiton	20-year development and production lease from Pakistan Government expires 2022 (option to extend 5 years)	500 MMcf/d gas 3,350 bbl/d condensate	8 production wells, 4 process trains 2 front end compression trains

Development projects

Australia

North West Shelf North Rankin gas compression project

The North West Shelf gas compression project was approved by the Board in March 2008 to recover remaining lower pressure gas from the North Rankin and Perseus gas fields. The project consists of a new gas compression platform, North Rankin B, capable of processing 2,500 million cubic feet per day (MMcf/d) of gas, which will be constructed adjacent to the existing North Rankin A platform, 135 kilometres offshore from Karratha on the northwest coast of Western Australia. The two platforms will be connected by a 100 metre long bridge and operate as a single facility. We own a 16.67 per cent share in the project and our development costs are approximately US$850 million, of which US$561 million was incurred as of 30 June 2012. First gas production is expected in CY2013. This project is operated by Woodside with an equally shared interest between Woodside, BHP Billiton, BP, Chevron, MIMI and Shell.

Bass Strait Kipper gas field development

Initial development of the Kipper gas field in the Gippsland Basin located offshore Victoria was approved by the Board in December 2007. A supplemental approval of the development was granted in January 2011. The first phase of the project includes two new subsea wells, three new pipelines and platform modifications to supply 10 thousand barrels of condensate per day (Mbbl/d) and 80 (MMcf/d) of gas. Gas and liquids will be processed via the existing Gippsland Basin joint venture facilities. Our share of development costs is approximately US$900 million, of which US$832 million was incurred as of 30 June 2012. Facilities are expected to be ready in CY2012 with first production pending resolution of mercury content. Additional treatment facilities will be required onshore due to mercury containment within the gas. The mercury issue will be undertaken as a separate project. The Kipper gas field development is comprised of the Kipper Unit Joint Venture and the Gippsland Basin Joint Venture. We own a 32.5 per cent interest in the Kipper Unit Joint Venture, with Esso Australia and Santos owning the remaining 67.5 per cent. We own a 50 per cent interest in the Gippsland Basin Joint Venture with Esso Australia owning the remaining 50 per cent.

Bass Strait Turrum field development

Further expansion of the Gippsland Basin facilities is underway following approval by the Board in July 2008 of the full field development of the Turrum oil and gas field. A supplemental approval of the development was obtained in January 2011. The project consists of a new platform, Marlin B, linked by a bridge to the existing Marlin A platform. The Turrum field, which has a capacity of 11 Mbbl/d of oil and 200 MMcf/d of gas, is located 42 kilometres from shore in approximately 60 metres of water. Our share of development costs is approximately US$1.4 billion, of which US$941 million was incurred as of 30 June 2012. Initial production is targeted for CY2013. The Turrum field development operates under the Gippsland Basin Joint Venture in which we own a 50 per cent interest with Esso Australia owning the remaining 50 per cent.

Macedon

Macedon is a domestic gas development in Western Australia. The project will consist of a 200 MMcf/d stand alone gas plant, four subsea production wells, a 90 kilometre, 20 inch wet gas pipeline and a 67 kilometre, 2 inch sales gas pipeline. In August 2010, the project was approved at an investment level of US$1.1 billion (BHP Billiton share) of which US$770 million was incurred as of 30 June 2012. Execution phase work is on track with first gas production expected in CY2013. We are the operator with a 71.43 per cent interest and Apache PVG Pty Ltd holds the remaining 28.57 per cent interest.

United States

Onshore US

BHP Billiton’s Onshore US capital program in FY2012 was US$3.3 billion, primarily related to drilling and completion activities at the Fayetteville, Haynesville and Eagle Ford fields and the installation of approximately 500 kilometres of pipeline infrastructure and additional gas processing facilities. In FY2012, 190 wells were completed in Onshore US. Drilling in the Permian Basin was primarily exploration and appraisal in FY2012.

Due to the low US natural gas price in FY2012, the majority of drilling and completion activity in Onshore US was directed towards the liquids rich Eagle Ford and Permian fields. At the end of FY2012, over 80 per cent of drilling activity was focused on these areas and Onshore US liquids production had risen to more than 40 thousand barrels per day.

BHP Billiton’s Onshore US capital expenditure in FY2013 is expected to rise to US$4.0 billion and the program will include drilling and completion, gas processing facilities and pipeline infrastructure. The majority of the activity will focus on the liquids-rich Eagle Ford and Permian fields. Development of these liquids rich fields complements our traditional project pipeline. Development plans will remain flexible and aligned with the external environment.

Exploration and appraisal

We focus on capturing and operating large acreage positions primarily in areas that are in proven hydrocarbon basins. We have exploration interests around the world, particularly in the Gulf of Mexico, Australia and the South China Sea. During FY2012, our gross expenditure on exploration was US$1.4 billion, of which US$674 million was expensed. Our major exploration interests are as follows:

Australia

We have a 55 per cent interest in WA-351-P and in March 2012 we drilled the Tallaganda-1 exploration well. The well encountered hydrocarbons. The well has been plugged and abandoned and is being evaluated to determine development potential.

The North Scarborough-1 well was spud in January 2012 in permit WA-346-P. The well encountered hydrocarbons. The well was plugged and abandoned and is being evaluated to determine development potential. We own a 100 per cent working interest in the permit.

The Argus-2 appraisal well was spud in June 2011 in the AC/RL8 retention lease over the Argus gas field. The well failed to reach the primary objective and was temporarily plugged and abandoned in September 2011. Woodside Browse Pty Ltd operates the AC/RL8 retention lease with a 60 per cent interest while we hold the remaining 40 per cent.

We have a 16.67 per cent interest in the North West Shelf Project with Woodside as Operator. In August 2011, the Seraph-1 well was drilled. It has been plugged and abandoned and expensed as a dry hole. In November 2011, the Tidepole East-1 well was drilled and hydrocarbons were encountered. It has been plugged and abandoned and is being evaluated to determine development potential.

In July 2012, we acquired an additional 6.5 per cent interest in block WA-335-P offshore Western Australia from Apache, taking our total participating interest to 52.5 per cent. We have exercised our right to assume operatorship from Apache (28.6 per cent). Kufpec holds the remaining 18.9 per cent.

In June 2012, we farmed into block WA-389-P in the Northern Carnarvon basin. We acquired a 40 per cent interest, while Woodside (Operator) owns 25 per cent and Cue Energy Resources owns 35 per cent. The Banambu Deep-1 exploration well was spud in May 2012. The well was plugged and abandoned and expensed as a dry hole.

In May 2012, we were awarded three exploration permits following our bids in the October 2011 Gazettal round WA-469-P, WA-470-P, and WA-475-P offshore Western Australia. The minimum exploration program for blocks WA-469-P and WA-470-P includes the acquisition and processing of 3D seismic data. The minimum exploration program for block WA-475-P includes the acquisition and processing of 3D seismic data and the drilling of two exploration wells.

United States

Onshore US

BHP Billiton’s Onshore US exploration and appraisal program in FY2012 was US$392 million, primarily focused on the Permian Basin and included land acquisitions and the drilling and completion of seven exploration wells. Initial results from the Permian Basin exploration and appraisal program were positive, with four of the seven exploration wells proving to be productive.

Deep Blue – Green Canyon 723

We owned a 31.9 per cent interest in the Deep Blue prospect located in the Green Canyon area. Partners in the well were Noble (33.8 per cent), Statoil (15.6 per cent), Samson (9.3 per cent) and Murphy (9.3 per cent). The Deep Blue exploration well-1 was drilled in November 2009 and concluded in May 2010. The well’s original hole was drilled to a total depth of 9,962 metres and encountered hydrocarbons. Sidetrack drilling started in May and was suspended in June 2010 due to the Gulf of Mexico drilling moratorium issued by the US Government. The moratorium was lifted in October 2010 and the sidetrack well recommenced drilling in August 2011. The sidetrack encountered a non-commercial quantity of hydrocarbons and as a result the well was plugged and abandoned and the block relinquished.

Gunflint – Mississippi Canyon 948

In June 2011, we entered into a Participation Agreement with the Gunflint partnership by consolidating our block (MC 992) with four other blocks in the area. The agreement provided us with an 11.2 per cent interest in the Gunflint prospect with Noble serving as the operator. Our partners include Noble (26.05 per cent), BP (31.50 per cent), Samson (16 per cent) and Marathon (15.25 per cent). The Mississippi Canyon 948 appraisal well was spud in December 2011. The well was plugged and abandoned and the well results are being evaluated.

Ness Deep – Green Canyon 507

In May 2012, we entered into the Ness Deep prospect by consolidating the interest in our block (Green Canyon 463) with the interest in our partner’s block (Green Canyon 507). We acquired operatorship of the prospect with a 50 per cent interest. The remaining 50 per cent interest is held by our partner Hess. The Green Canyon 507 Ness Deep exploration well spud in June 2012, and is in progress.

Knotty Head

The Knotty Head project is currently in the earliest phase of project development. The development assumptions for this project consist of a joint wet tree TLP development, production and water injection wells. The operator is Nexen and we hold a 25 per cent interest.

Atlantis East – Green Canyon 700

The Atlantis East appraisal well was spud in April 2012 and is currently drilling. BP operates the well with a 56 per cent interest, while we hold the remaining 44 per cent. Once the appraisal well has been drilled, a reasonable assessment of commercial hydrocarbon potential will be performed.

Mad Dog North – Green Canyon 738

The Mad Dog North appraisal well (GC 738) was spud in June 2011. The appraisal program was operated by BHP Billiton using the Transocean Development Driller 1 rig in 1,362 metres of water. Partners in the well are BP (60.5 per cent) and Chevron (15.6 per cent). BHP Billiton’s interest is 23.9 per cent. The primary objective of the program was to evaluate fully the structure on the northern flank of Mad Dog field. The Mad Dog North appraisal well penetrations confirm the existence of economically recoverable hydrocarbons. Additional work is ongoing to better define the recoverable volumes and development options.

Other

Colombia

In September 2008, we entered into a technical evaluation of hydrocarbon potential in Block 5 in the Llanos basin onshore Colombia. We operate the project and hold a 71.4 per cent working interest in the joint venture, with SK Energy Co holding the remaining 28.6 per cent interest. The minimum work program includes the acquisition of 1,000 kilometres of 2D seismic plus the drilling of five stratigraphic wells. The airborne survey was completed in January 2010, and 621 kilometres of 2D seismic were acquired from December 2010 to May 2011. In addition, four stratigraphic wells were drilled. Technical analysis and discussions with commercial partners and the Colombian Government continue.

India

In December 2008, we signed production sharing contracts covering seven blocks located offshore India. We hold a 26 per cent interest in the blocks. Our partner, GVK, holds the remaining 74 per cent interest in the blocks. The minimum exploration program includes the acquisition and processing of 2D seismic data across the seven blocks and a small 3D seismic acquisition in one block. We have a partner option to increase our interest to 50 per cent prior to drilling the first well or within six months of completing final seismic data interpretation.

In June 2010, we signed production sharing contracts covering an additional three blocks located offshore India. We hold a 100 per cent interest in the blocks. The minimum work program associated with the three blocks includes the acquisition and processing of 2D and 3D seismic data.

We are the operator of all 10 blocks and have met the commitment for acquiring the 2D seismic in all blocks. 2D seismic processing is nearly complete, and we are currently interpreting the processed seismic data. The 3D seismic acquisition, processing and interpretation, which will complete the committed exploration work program, will be planned once the 2D seismic data interpretation is completed. Our offshore India blocks are impacted by an access issue related to delays in receiving permits from the Ministry of Defence for the Government of India to conduct necessary exploration activities. BHP Billton and GVK have claimed force majeure as a result of these delays. Discussions aimed at resolving the access issue are ongoing with the Government of India.

Malaysia

In March 2007, we were awarded offshore Blocks N and Q in Malaysia with a 60 per cent interest and operatorship. Petronas Carigali holds the remaining 40 per cent. The minimum exploration program includes the acquisition and processing of seismic data across the two blocks and the drilling of four Block N exploration wells within the first seven years. The initial seismic acquisition program commenced in June 2008 and was completed in September 2008 for both blocks. Additional seismic acquisition and processing for Block Q is planned for completion by March 2013. The first exploration well was drilled in February 2010 and was plugged, abandoned and expensed as a dry hole. Drilling of the second exploration well was completed in February 2012 and was plugged, abandoned and expensed as a dry hole.

Philippines

In November 2009, we acquired a 75 per cent interest in Service Contract 59, located offshore Philippines and we assumed operatorship in April 2010. PNOC Exploration Corp owns the remaining 25 per cent interest. As part of the minimum work program, the joint venture completed the acquisition and processing of a 2D seismic survey in April 2010. A 3D seismic acquisition program was completed in January 2011. In addition a 2D seismic acquisition was completed in December 2011 with processing currently ongoing. The remaining obligations on the current work program require us to drill one exploration well prior to January 2014.

In May 2011, we exercised an option to farm-in to the fourth sub phase Service Contract 55, located offshore Philippines to acquire a 60 per cent working interest. In January 2012, the Philippines Department of Energy approved our farm-in and granted us operatorship of the block. The remaining interest is divided between Otto Energy, at 33.18 per cent interest, and Trans-Asia, at 6.82 per cent interest. For the current sub phase a 3D seismic acquisition has been completed in 2011, and we have a one well commitment that is required to be drilled by August 2013.

In August 2009, we exercised our option with partner Mitra Energy (25 per cent) to acquire a 25 per cent non-operating interest in Service Contract 56 located offshore Philippines. ExxonMobil was operator and held the remaining 50 per cent interest in the block. The joint venture completed drilling the first exploration well in December 2009, and the second exploration well in February 2010. Both wells were expensed as dry holes. The drilling of these wells fulfilled our minimum work commitment against the service contract. We exited the block in November 2011 and reassigned our working interest back to Mitra Energy.

Vietnam

In October 2009, we became operator of Vietnam Blocks 28 and 29/03 located approximately 200 kilometres offshore southern Vietnam. We had a 50 per cent interest in each of the blocks, with Mitra Energy holding the remaining 50 per cent. The minimum work program for the first sub-phase included 2D seismic data and two wells. We also acquired and processed 3D data. The first exploration well was drilled in May 2011 while drilling of the second well commenced in June 2011. Both wells were plugged, abandoned and expensed as dry holes in FY2011. We have exited these two Vietnam blocks and transferred operatorship to Mitra Energy in July 2012.

Brunei

In September 2010, we entered into a Deed of Amendment with respect to Block CA1 (formerly Block J) following the settlement of the maritime dispute between Brunei and Malaysia. We own a 22.5 per cent interest in the block, with the residual interests held by Total Deep Offshore Borneo (54 per cent and operator), Hess (Borneo Block CA1) Ltd (13.5 per cent), Petronas Carigali (five per cent) and Canam Brunei Oil Ltd (Murphy Oil) (five per cent). The minimum work obligation includes the drilling of seven exploration wells. Julong Center began drilling in September 2011 and was plugged, abandoned and expensed as a dry hole. Julong East began drilling in January 2012 and encountered hydrocarbons. Jagus East began drilling in April 2012 and encountered hydrocarbons. Both wells have been plugged and abandoned and the well results are being evaluated to determine development potential.

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

Trinidad and Tobago

We have a 45 per cent interest in the Greater Angostura Joint Venture with our partners Total (30 per cent interest) and Chaoyang (25 per cent interest). In July 2011, the Canteen North 1 well was drilled within the producing Block 2c area. The well encountered hydrocarbons and was plugged and abandoned. The fault block is being evaluated to determine development potential.

Drilling

The number of wells in the process of being drilled (including temporarily suspended wells and excluding wells drilled and completed in FY2012) as of 30 June 2012 was as follows:

	Exploratory wells		Development Wells		Total
	Gross	Net (1)	Gross	Net (1)	Gross	Net (1)
Australia	–	–	–	–	–	–
United States	4	2	305	136	309	138
Other	–	–	1	1	1	1
Total	4	2	306	137	310	139

(1)	Represents our share of the gross well count.

Other significant activities

Australia

Browse

The Browse LNG Development comprises development of the Torosa, Brecknock and Calliance gas fields, which were discovered in 1971, 1979, and 2000, respectively. The fields are located approximately 440 kilometres north-northwest of Broome, Western Australia in water depths up to 800 metres. Evaluation of the in-place resources continues together with definition of the on and offshore facilities required to extract hydrocarbons and produce and export LNG.

Woodside is the operator and we own 8.33 per cent of the East Browse resources and 20 per cent of West Browse.

Longford

The Longford Gas Conditioning Plant (LGCP) Project will enable the production of Turrum reserves plus the production of Kipper and other undeveloped high carbon dioxide content hydrocarbons. The project scope includes a carbon dioxide extraction facility, brownfield tie-ins, an electrical upgrade, and multiple supporting utilities. Esso is the operator of LGCP owning a 50 per cent interest and BHP Billiton owns the remaining 50 per cent.

Scarborough

Development planning for the large Scarborough gas field offshore Western Australia is in progress. We continue to evaluate development options for a LNG plant and offshore production facilities. Esso is the operator of the WA-1-R lease and we hold a 50 per cent working interest. We are the operator and have a 100 per cent working interest in the WA-346-P block.

Greater Western Flank-A

The Greater Western Flank-A (GWF-A) gas project was approved by the Board in November 2011 to recover gas from the near field Goodwyn H and Tidepole fields. The project consists of a five well subsea tie-back of the

Goodwyn H and Tidepole fields to the Goodwyn A platform. The Goodwyn A platform is located in 130 metres of water, approximately 130 kilometres offshore from Karratha on the northwest coast of Australia. The development is estimated to have the potential to provide gross sales of 30 MMboe (BHP Billiton share), including condensate and liquefied gas. Woodside is the operator and we own a 16.67 per cent share.

NWS Other – (Persephone/Greater Western Flank ‘2’)

Planning is underway for the development of the Persephone field and Greater Western Flank ‘2’. The Persephone field is located near existing NWS infrastructure, approximately eight kilometres northeast of the North Rankin A platform. Greater Western Flank ‘2’ represents the second phase of development of the core Greater Western Flank fields, behind the GWF-A development, which are located to the southwest of the existing Goodwyn A platform. Woodside is the operator and we own a 16.67 per cent share of both Persephone and Greater Western Flank ‘2’.

United States

Shenzi Water Injection

The Shenzi Water Injection program includes drilling and completion of five water injection wells and provides facilities to inject up to 125 Mbbl/d of water at 7,000 pounds per square inch (psi). The program was approved as part of the original sanctioned Shenzi project which began production in 2009 to supplement aquifer pressure for additional recovery. To date, Water Injector (WI) #1 has been drilled and completed and WI #2 has been drilled. Planning for the completion of WI #2 and drilling of WI #3 is underway.

Atlantis South Water Injection

The Atlantis South Water Injection project is in the execution phase and involves drilling four subsea water injectors, tying them into the existing infrastructure and commissioning the 75 Mbbl/d of water injection facilities. This water injection project mitigates natural production decline due to low aquifer pressure. BP is the operator and we hold a 44 per cent working interest.

Mad Dog Phase 2

In April 2012, we announced approval for US$708 million (BHP Billiton share) in pre-commitment funding for the Mad Dog Phase 2 project. The Mad Dog Phase 2 project is in response to the successful Mad Dog South appraisal well, which confirmed significant hydrocarbons in the southern portion of the Mad Dog field. Mad Dog Phase 2 will be a spar development with all subsea production and injection wells and includes water injection capability to provide support to the east, west and south of the field.

Delivery commitments

We have delivery commitments of natural gas and LNG of approximately 3,286 billion cubic feet through 2031 (72 per cent Australia and 28 per cent Other) and crude, condensate and NGL commitments of 532.7 million barrels through 2023 (94 per cent United States, five per cent Australia, and one per cent Other). We have sufficient proved reserves and production capacity to fulfil these delivery commitments. Further information can be found in section 2.13.1.

2.2.3    Aluminium Customer Sector Group

Our Aluminium CSG is a portfolio of assets at three stages of the aluminium value chain: mining bauxite, refining bauxite into alumina, and smelting alumina into aluminium metal. We are the world’s eighth-largest producer of aluminium, with total production in FY2012 of 1.2 million tonnes (Mt) of aluminium. We also produced 12.8 Mt of bauxite and 4.2 Mt of alumina.

During FY2012, we consumed 34 per cent of our alumina production in our aluminium smelters and sold the balance to other smelters. Our alumina sales are a mixture of long-term contract sales at LME-linked prices and spot sales at negotiated prices. Prices for our aluminium sales are generally linked to prevailing LME prices.

Boddington/Worsley

Boddington/Worsley is an integrated bauxite mining/alumina refining operation. The Boddington bauxite mine in Western Australia supplies bauxite ore to the Worsley alumina refinery via a 62-kilometre long conveying system. We own 86 per cent of the mine and the refinery. It is our sole integrated bauxite mining/alumina refining asset. Worsley, one of the largest and lowest-cost refineries in the world, is currently in the ramp-up phase of a major expansion (see Development projects below). Our share of Worsley’s FY2012 production was 2.9 Mt of alumina. Worsley’s export customers include our own Hillside, Bayside and Mozal smelters in southern Africa. Boddington has a reserve life of 18 years.

Mineração Rio do Norte

We own 14.8 per cent of Mineração Rio do Norte (MRN), which owns and operates a large bauxite mine in Brazil.

Alumar

Alumar is an integrated alumina refinery/aluminium smelter. We own 36 per cent of the Alumar refinery and 40 per cent of the smelter. Alcoa operates both facilities. The operations, and their integrated port facility, are located at São Luís in the Maranhão province of Brazil. Alumar sources bauxite from MRN. During FY2012, approximately 27 per cent of Alumar’s alumina production was used to feed the smelter, while the remainder was exported. Our share of Alumar’s FY2012 saleable production was 1,235 kilotonnes (kt) of alumina and 170 kt of aluminium.

Hillside and Bayside

Our Hillside and Bayside smelters are located at Richards Bay, South Africa. Hillside’s capacity of approximately 715 kilotonnes per annum (ktpa) makes it the largest aluminium smelter in the southern hemisphere. Following the mothballing of the potlines B and C in support of a national energy conservation scheme, Bayside has reduced smelting capacity to approximately 95 ktpa since 2009. Hillside imports alumina from our Worsley refinery. Both Hillside and Bayside source power from Eskom, the South African state utility, under long-term contracts with prices linked to the LME price of aluminium (except for Hillside Potline 3, the price of which is linked to the South African and US producer price indices). Potline capacity was impacted as a result of a major unplanned outage in the March 2012 quarter.

Mozal

We own 47.1 per cent of and operate the Mozal aluminium smelter in Mozambique, which has a total capacity of approximately 563 ktpa. Mozal sources power generated by Hydro Cahora Basa via Motraco, a transmission joint venture between Eskom and the national electricity utilities of Mozambique and Swaziland. Our share of Mozal’s FY2012 production was 264 kt.

Information on Aluminium mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.13.2).

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Mine Type & Mineralisation Style	Power Source	Facilities, Use & Condition
Bauxite

Boddington bauxite mine
Boddington, 123 km southeast of Perth, Western Australia	Public road Ore transported to Worsley alumina refinery by a 62 km conveyor	BHP Billiton 86% Sojitz Alumina 4% Japan Alumina Associates 10% Ownership structure of operator as per Worsley JV	BHP Billiton Worsley, Alumina Pty Ltd	Mining leases from Western Australia Government expire over the period 2014–2032, all with 21-year renewal available 2 sub-leases from Alcoa of Australia	Opened 1983 Significantly extended 2000	Open-cut Surficial gibbsite-rich lateritic weathering of Darling Range rocks	JV owned powerline connected to Worsley alumina refinery site	Crushing plant Nominal capacity: 19 mtpa bauxite
Mineração Rio do Norte
Porto Trombetas, Pará, Brazil	Sealed road and rail connects mine area with Porto Trombetas village, accessed by air or river	BHP Billiton 14.8% Alcoa and affiliates 18.2% Vale 40% Rio Tinto Alcan 12% Votorantim 10% Hydro 5%	MRN	Mining rights granted by Brazilian Government until reserves exhausted	Production commenced 1979 Expanded 2003	Open-cut Lateritic weathering of nepheline syenite occurring primarily as gibbsite in a clay matrix overlain by clay sediments	On-site fuel oil generators	Crushing facilities, long distance conveyors, wash plant Nominal capacity: 18 mtpa washed bauxite Village and airport Drying and ship loading facilities near Porto Trombetas

Information on Aluminium smelters and refineries

Smelter, Refinery or Processing Plant	Location	Ownership	Operator	Title, Leases or Options	Product	Nominal Production Capacity	Power Source
Aluminium and alumina

Hillside
Aluminium smelter	Richards Bay, 200 km north of Durban, KwaZulu-Natal province, South Africa	100%	BHP Billiton	Freehold title to property, plant, equipment Leases over harbour facilities	Standard aluminium ingots	715 ktpa primary aluminium	Eskom (national power supplier) under long-term contracts Contract prices for Hillside 1 and 2 linked to LME aluminium price Prices for Hillside 3 linked to SA and US producer price index

Bayside
Aluminium smelter	Richards Bay, 200 km north of Durban, South Africa	100%	BHP Billiton	Freehold title to property, plant, equipment	Primary aluminium, slab products	95 ktpa primary aluminium on remaining Potline A	Eskom, under long-term contract Contract price linked to LME aluminium price

Mozal
Aluminium smelter	17 km from Maputo, Mozambique	BHP Billiton 47.1% Mitsubishi 25% Industrial Development Corporation of South Africa Ltd 24% Mozambique Government 3.9%	BHP Billiton	50-year government concession to use the land Renewable for 50 years	Standard aluminium ingots	563 ktpa	Motraco
Worsley
Alumina refinery	55 km northeast of Bunbury, Western Australia	BHP Billiton 86% Sojitz Alumina 4% Japan Alumina Associates 10% Ownership structure of operator as per Worsley JV	BHP Billiton Worsley Alumina Pty Ltd	2,480 ha refinery lease from Western Australian Government Expires 2025 21-year renewal available	Metallurgical grade alumina	4.6 mtpa	JV owned on-site coal power station, third party on-site gas-fired steam power generation plant
Alumar
Alumina refinery and aluminium smelter	São Luis, Maranhão, Brazil	Aluminium smelter: BHP Billiton 40% Alcoa 60% Alumina refinery: BHP Billiton 36% Alcoa & affiliates 54% Rio Tinto 10%	Alcoa operates both facilities	All assets held freehold	Alumina and aluminium ingots	Refinery: 3.5 mtpa alumina Smelter: 450 ktpa primary aluminium	Electronorte (Brazilian public power generation concessionaire), 20-year contract

Development projects

Worsley Efficiency and Growth project

In May 2008, we announced the Board’s approval of an expansion project to increase the capacity of the Worsley refinery from 3.5 million tonnes per annum (mtpa) of alumina to 4.6 mtpa (100 per cent capacity) through expanded mining operations at Boddington, additional refinery capacity and upgraded port facilities. A supplementary approval of the development was obtained in June 2011. The expansion project, with a budgeted capital expenditure of US$3.0 billion, achieved first production in March 2012 and full production is on track to be achieved within the original ramp up schedule of 12–16 months from March 2012. The operations are well placed to achieve a smooth ramp-up due to the extensive commissioning and operating planning that has been put in place. Worsley is already one of the most efficient and productive alumina refineries in the world and its unit cash costs are expected to benefit from the increased scale of production.

Guinea Alumina

We have a one-third interest in a joint venture that has undertaken a feasibility study into the construction of a 10 mtpa bauxite mine, an alumina refinery with processing capacity exceeding 3.3 mtpa and associated infrastructure approximately 110 kilometres from the port of Kamsar in Guinea. We are seeking to exit the project.

2.2.4    Base Metals Customer Sector Group

Our Base Metals CSG is one of the world’s premier producers of copper, silver, lead and uranium, and a leading producer of zinc. Our portfolio of large, low-cost mining operations includes the Escondida mine in Chile, the world’s largest single producer of copper, and Olympic Dam in South Australia, already a major producer of copper and uranium with the potential for expansion.

Our total copper production in FY2012 was 1.1 Mt. In addition to conventional mine development, we continue to pursue advanced treatment technologies, such as leaching low-grade chalcopyrite ores, which we believe have the potential to recover copper from ores previously uneconomic to treat.

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

We have six assets, with Pampa Norte having two operations.

Escondida

Our 57.5 per cent owned and operated Escondida mine is the largest producer in the world. In FY2012, our share of Escondida production was 333.8 kt of payable copper in concentrate and 172.0 kt of copper cathode.

Escondida has a reserve life of 54 years. The increase in reserves from 35 years in FY2011 is predominantly due to OGP1 approval that will deliver double the current flotation capacity that allows improved recovery of lower grade ores with commensurate expansion of the reserves footprint.

The availability of key inputs like power and water at competitive prices is an important focus at Escondida. Escondida’s power demand of approximately 440 MW is currently covered by four contracts: one of which provides 340 MW until 2029; and the balance of which provide 252 MW until 2016.

To address limitations on the availability of water, we desalinate and carefully manage our use and re-use of available water. We are exploring alternative sources, including further desalination of seawater.

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

Production in FY2012 was lower than that achieved in FY2011. Olympic Dam produced 192.6 kt (FY2011: 194.1 kt) of copper cathode, 3.9 kt (FY2011: 4.0 kt) of uranium oxide, 117.8 kilo-ounces (FY2011: 111.4 kilo-ounces) of refined gold and 907 kilo-ounces (FY2011: 982 kilo-ounces) of refined silver in FY2012.

Olympic Dam has a reserve life of 57 years.

Antamina

We own 33.75 per cent of Antamina, a large, low-cost, long-life copper/zinc mine in Peru. Antamina has a reserve life of 16 years. Our share of Antamina’s FY2012 production was 127.0 kt of copper in concentrate, and 57.5 kt of zinc in concentrate. Antamina also produces smaller amounts of molybdenum and lead/bismuth concentrate.

Pampa Norte Spence Operation

Our wholly owned Spence copper mine produces copper cathode. During FY2012, we produced 180.3 kt of copper cathode.

Spence has a reserve life of 11 years.

Pampa Norte Cerro Colorado Operation

Our wholly owned Cerro Colorado mine in Chile remains a significant producer of copper cathode, although production levels have declined in recent years as grades have declined. Production in FY2012 was 83.4 kt of copper cathode.

Cerro Colorado has a reserve life of 10 years.

Cannington

Our wholly owned Cannington mine in northwest Queensland, Australia, is one of the world’s largest producers of silver. In FY2012, Cannington produced concentrates containing 239.1 kt of lead, 54.7 kt of zinc and approximately 34.2 million ounces of silver.

Cannington has a reserve life of eight years.

North America – Pinto Valley

As a result of favourable economic conditions in FY2012, in particular copper prices, the decision was made to resume sulphide mining and milling operations at the Pinto Valley located in Arizona, United States. The mine, which will produce copper and molybdenum concentrate, is expected to have annual production capacity of approximately 60 kt of copper in concentrate. The project is expected to resume mining at the end of the CY2012 (FY2013).

Copper cathode will also continue to be produced at Pinto Valley and the neighbouring Miami Unit from residual solvent extraction electrowinning (SXEW) operations.

Pinto Valley has a reserve life of four years.

Information on Base Metals mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.13.2).

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Mine Type & Mineralisation Style	Power Source	Facilities, Use & Condition
Copper

Escondida
Atacama Desert, 170 km southeast of Antofagasta, Chile	Public road Copper cathode transported by privately owned rail to ports at Antofagasta and Mejillones Copper concentrate transported by Escondida-owned pipeline to its Coloso port facilities	BHP Billiton 57.5% of Minera Escondida Limitada (MEL) Rio Tinto 30% JECO Corporation consortium comprising Mitsubishi, Nippon Mining and Metals 10% Jeco 2 Ltd 2.5%	BHP Billiton	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees)	Original construction completed 1990 Subsequent expansion projects cost US$3.0 billion (100%) Sulphide Leach copper project cost US$1.0 billion (100%) First production 2006	2 open-cut pits: Escondida and Escondida Norte Escondida and Escondida Norte mineral deposits are adjacent but distinct supergene enriched porphyry copper deposits	Escondida owned transmission lines connect to Chile’s northern power grid Electricity purchased under contract

2 concentrator plants extract copper concentrate from sulphide ore by flotation extraction process

2 solvent extraction plants produce copper cathode

Nominal capacity: 3.2 mtpa copper concentrate 330 ktpa copper cathode

Spence
Atacama Desert, 150 km northeast of Antofagasta, Chile	Public road Copper cathode transported by rail to ports at Mejillones and Antofagasta	100%	BHP Billiton	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees)	Development cost of US$1.1 billion approved 2004 First copper produced 2006	Open-cut Supergene enriched porphyry copper deposit that includes copper oxide ores overlying a sulphide zone	Group-owned transmission lines connect to Chile’s northern power grid Electricity purchased under contract	Processing and crushing facilities, separate dynamic (on-off) leach pads, solvent extraction plant, electrowinning plant Nominal capacity: 200 ktpa

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Mine Type & Mineralisation Style	Power Source	Facilities, Use & Condition
Cerro Colorado
Atacama Desert, 120 km east of Iquique, Chile	Public road Copper cathode trucked to port at Iquique	100%	BHP Billiton	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees)	Commercial production commenced 1994 Expansions 1996 and 1998	Open-cut Supergene enriched and oxidised porphyry copper deposit that consists of a sulphide enrichment zone overlayed by oxide ore (chrysocolla and brochantite)	Long-term contracts with northern Chile power grid	2 primary, secondary and tertiary crushers, leaching pads, solvent extraction plant, electrowinning plant Nominal capacity: 120 ktpa

Pinto Valley
125 km east of Phoenix, Arizona, US	Public road As a result of the resumption of the sulphide operations, copper and molybdenum concentrate to be trucked	100%	BHP Billiton	Freehold title to the land	Acquired 1996 as part of Magma Copper acquisition Sulphide mining and milling operations discontinued 2009 to restart FY2013 (1) Residual SXEW production continues	Pinto Valley: open-pit Miami Unit: in-situ leach Porphyry copper deposit of low-grade primary mineralisation	Salt River Project	2 SXEW operations at Pinto Valley and Miami

(1) Mining operations previously discontinued in 1998 and restarted in 2007 and again discontinued in 2009.

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Mine Type & Mineralisation Style	Power Source	Facilities, Use & Condition
Copper Uranium

Olympic Dam
560 km northwest of Adelaide, South Australia	Public road Copper cathode trucked to ports. Uranium oxide transported by road to ports	100%	BHP Billiton	Mining lease granted by South Australian Government expires 2036 Right of extension for 50 years	Acquired 2005 as part of WMC acquisition Copper production began 1988 Throughput raised to 9 mtpa in 1999 Optimisation project completed 2002 New copper solvent extraction plant commissioned 2004	Underground Large poly-metallic deposit of iron oxide-copper-gold mineralisation	Supplied via a 275 kV powerline from Port Augusta, transmitted by ElectraNet

Automated train and trucking network. Crushing, storage and ore hoisting facilities.

2 grinding circuits to extract copper concentrate from sulphide ore.

Flash furnace produces copper anodes, which are then refined to produce copper cathodes (2)

Nominal capacity: 200 ktpa copper cathode

(2) Electrowon copper cathode and uranium oxide concentrate produced by leaching and solvent extracting flotation tailings.

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Mine Type & Mineralisation Style	Power Source	Facilities, Use & Condition
Copper Zinc

Antamina
Andes mountain range, 270 km north of Lima, north-central Peru	Public road Copper and zinc concentrates transported by pipeline to port of Huarmey Molybdenum and lead/bismuth concentrates transported by truck	BHP Billiton 33.75% of Compañía Minera Antamina S.A. Xstrata 33.75% Teck Cominco 22.5% Mitsubishi 10%	Compañía Minera Antamina S.A.	Mining rights from Peruvian Government held indefinitely, subject to payment of annual fees and supply of information on investment and production	Commercial production commenced 2001 Capital cost US$2.3 billion (100%)	Open-cut Zoned porphyry and skarn deposit with central Cu-only ores and an outer band of Cu-Zn ore zone	Long-term contracts with individual power producers

Primary crusher, concentrator (nominal capacity 130,000 tpd), copper and zinc flotation circuits, bismuth/moly cleaning circuit

300 km concentrate pipeline (design throughput

2.3 dry mtpa)

Port facilities at Huarmey

Silver, Lead and Zinc

Cannington
300 km southeast of Mt Isa, Queensland, Australia	Public road and Group-owned airstrip Product trucked to Yurbi, then by rail to public port	100%	BHP Billiton	Mining leases granted by Queensland Government expire 2029	Concentrate production commenced 1997, subsequent projects improved mill throughput and metal recovery	Underground Broken Hill-type silver-lead-zinc sulphide deposit	On-site power station operated under contract

Beneficiation plant: primary and secondary grinding circuits, pre-flotation circuits, flotation circuits, leaching circuits, concentrate filtration circuit, paste plant

Nominal milling capacity: 3.2 mtpa

Development projects

Olympic Dam

The proposed expansion of Olympic Dam would be a progressive development requiring construction activity to increase production up to 750 kt per annum (ktpa) of copper, 19 ktpa of uranium oxide and 800 kilo-ounces of gold. On 10 October 2011, the South Australian Government and Australian Commonwealth Government approved the Environmental Impact Statement for the Olympic Dam Project.

We announced on 22 August 2012 that we will not approve the open-pit expansion of our Olympic Dam mine in South Australia in time to meet the Roxby Downs (Indenture Ratification) (Amendment of Indenture) Amendment Act 2011 deadline of 15 December 2012. We will investigate a less capital intensive design of the Olympic Dam open-pit expansion, involving new technologies to substantially improve the economics of the project.

Yeelirrie

On 27 August 2012, we announced we have signed an agreement to sell our wholly owned Yeelirrie uranium deposit in Western Australia to Cameco Corporation for US$430 million. The sale is subject to relevant approvals from the Australian Foreign Investment Review Board and Government of Western Australia.

Escondida

Exploration of the Escondida lease and early drilling results have resulted in an announcement of extensive additional mineralisation in close proximity to existing infrastructure and processing facilities, including the Pampa Escondida and Pinta Verde prospects. In FY2012, Escondida has expensed US$104.7 million (US$60.2 million BHP Billiton share) in exploration.

The Escondida Ore Access project provides access to higher-grade ore and commenced the execution phase during FY2011 with first production achieved during the June 2012 quarter. In addition, the Laguna Seca Debottlenecking project, which will provide additional processing capacity, commenced the execution phase in FY2011 and is expected to complete this phase during the second half of CY2012. Organic Growth Project 1 (OGP1), which is the replacement of the Los Colorados concentrator allowing access to higher-grade ore and additional processing capacity, was approved and moved into the execution phase in February 2012. OGP1 is expected to cost US$3.8 billion (US$2.2 billion BHP Billiton share). In February 2012, BHP Billiton also approved the Oxide Leach Area Project (OLAP), which creates a new dynamic leaching pad and mineral handling system that will include several overland conveyers. The new pad is expected to maintain oxide leaching capacity at current levels following the exhaustion of the existing heap leach in CY2014. OLAP is expected to cost US$721 million (US$414 million BHP Billiton share) with commissioning anticipated in the middle of CY2014.

Antamina

In FY2012, Antamina continued execution of the expansion project. With a total investment of US$1.3 billion (US$435 million BHP Billiton share), the project expands milling capacity by 38 per cent to 130 kt per day (ktpd). The expansion project includes a new SAG mill, a new 55-kilometre power transmission line, an expanded truck shop facility and upgrades to the crushing and tailing systems, flotation circuit and port capacity. Commissioning of the SAG mill and first production was achieved in March 2012. The project is more than 92 per cent complete.

Resolution Copper

We hold a 45 per cent interest in the Resolution Copper project in Arizona, United States, operated by Rio Tinto (55 per cent interest).

Resolution Copper is undertaking a pre-feasibility study into a substantial underground copper mine and processing facility.

In FY2012, Resolution Copper continued to advance the sinking of the No. 10 Shaft in order to gain access to the ore deposit for characterisation work of mineralisation and geotechnical conditions.

Work also continued towards gaining approval from the US Congress for a Federal Land Exchange to access the ore deposit.

2.2.5    Diamonds and Specialty Products Customer Sector Group

Our Diamonds and Specialty Products CSG operates our diamonds business and engages in the exploration and development of a potash business. On 1 February 2012 we announced that we had exercised an option to sell our 37.8 per cent non-operated interest in Richards Bay Minerals to Rio Tinto and will exit the titanium minerals industry. On 7 September 2012, we announced the sale was complete.

Diamonds

Our diamonds business is comprised of the EKATI Diamond Mine in the Northwest Territories of Canada. EKATI has produced on average almost three million carats per year of rough diamonds over the last five years. The grade of ore we process fluctuates from year to year, resulting in variations in carats produced. In addition, the proportion of our production consisting of high-value carats (larger and/or higher-quality stones) and low-value carats (smaller and/or lower-quality stones) fluctuates from year to year. EKATI has a reserve life of three years.

Our interest in EKATI consists of an 80 per cent interest in the Core Zone Joint Venture, comprising existing operations and a 58.8 per cent interest in the Buffer Zone Joint Venture, primarily focusing on exploration targets.

Annual sales from EKATI (100 per cent terms) represented approximately two per cent of current world rough diamond supply by weight and approximately six per cent by value in FY2012. We sell most of our rough diamonds to international diamond buyers through our Antwerp sales office.

On 30 November 2011, we announced that we are reviewing our diamonds business, comprising our interests in the EKATI Diamond Mine and the Chidliak exploration project in Canada. This review is examining whether a continued presence in the diamonds industry is consistent with our strategy and evaluating the potential sale of all or part of the diamonds business. On 20 December 2011, we confirmed that we agreed to sell our 51 per cent interest in the Chidliak diamonds exploration project on Baffin Island, Canada, to our joint venture partner, Peregrine Diamonds Ltd.

Potash

Our potash strategy is to build a material industry position over the long term. We continue advancing the Jansen Project, a greenfield potash project in Saskatchewan, Canada. Jansen progressed into the feasibility study phase (an advanced stage of our project approvals process) in February 2011. Approved spending for Jansen is US$1.1 billion.

Jansen is designed ultimately to produce approximately eight mtpa of agricultural grade potash.

We are also continuing to study other potential projects in the Saskatchewan potash basin, including Young, Boulder and Melville, and are progressing these projects in the context of our development portfolio.

We are conducting a potash exploration program, including 3D seismic survey and drilling programs. We have approved spending of almost US$2 billion (including Jansen and other acquisitions) in respect of developing our potash business. Our permit positions for potash extend over 14,500 square kilometres in the Saskatchewan basin.

Titanium minerals

Our principal interest in titanium minerals consists of our 37.8 per cent economic interest in Richards Bay Minerals (RBM). RBM is a major producer of titania slag, high-purity pig iron, rutile and zircon from mineral sands. Approximately 90 per cent of the titanium dioxide slag produced by RBM is suitable for the chloride process of titanium dioxide pigment manufacture and is sold internationally under a variety of short-, medium- and long-term contracts.

On 1 February 2012, we announced that we exercised an option to sell our non-operated interest in RBM to Rio Tinto and will exit the titanium minerals industry. On 7 September 2012, we announced the sale was complete. The sale price was US$1.9 billion before adjustments.

Information on Diamonds and Specialty Products mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.13.2).

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Mine Type & Mineralisation Style	Power Source	Facilities, Use & Condition
Diamonds

EKATI Diamond Mine
310 km northeast of Yellowknife, Northwest Territories, Canada	Aircraft Ice road open approximately 10 weeks per year	Core Zone JV BHP Billiton 80% Buffer Zone JV BHP Billiton 58.8% Remaining interest held by 2 individuals	BHP Billiton	Mining leases granted by Canadian Government until 2022	Production began1997 Mine and processing plant began operating 1998 Ownership increased with acquisition of Dia Met Minerals in 2001	Fox: open-cut Koala and Koala North: underground Eocene age kimberlite pipes – dominantly volcaniclastic infill	JV owned and operated diesel power station	Crushers, washers/scrubber and grinder and heavy media separator Magnetics and X-ray sorters for diamond recovery Fuel storage

Titanium minerals

Richards Bay Minerals
10-50 km north of Richards Bay, KwaZulu-Natal, South Africa	Public road Product transported by public rail to port

BHP Billiton 37.8% economic interest through 50% interest in the 2 legal entities that comprise RBM, Richards Bay Mining (Pty) Ltd and Richards Bay Titanium (Pty) Ltd

RBM functions as a single economic entity

			Rio Tinto	Long-term renewable mineral leases from South African Government subject to South African Mining Charter	RBM formed 1976 Fifth mine added 2000 One mining plant decommissioned in 2008 Announced exercise of option to sell interest in RBM on 1 February 2012 and completion of the sale on 7 September 2012	Dune sand dredging Quaternary age coastal dune deposits – heavy mineral sands concentrated by wave and wind action	Eskom (national utility company)

4 dune sand dredge mines, minor supplementary dry mining

Gravity separation produces heavy mineral concentrate which is trucked to central processing plant to produce rutile, zircon and ilmenite

Nominal titanium slag capacity (1) 1.05 mtpa

(1)	Smelter processes ilmenite to produce titanium dioxide slag and high-purity iron.

Development projects

Jansen Potash Project

On 24 June 2011, we approved US$488 million of pre-commitment spending to fund early-stage site preparation for surface construction, procurement of long lead time items and the first sections of the production and service shafts. On 30 June 2011, the Saskatchewan Ministry of Environment approved our Environmental Impact Statement for the development of the Jansen project.

We are currently executing a ground freezing program in which the ground will be frozen using a closed system of refrigeration pipes through which brine is circulated. Excavation of shafts is also under way with shaft collars completed and shaft sinking due to begin by the end of CY2012. Sinking headframes and hoists are also being installed. The eventual depth of the service and production shafts will be approximately one kilometre.

Diamonds

On 9 May 2011, we approved the Misery open-pit project at the EKATI Diamond Mine in the Northwest Territories of Canada. This project consists of a pushback of the existing Misery open-pit, which was mined from 2001 to 2005. Stripping operations began in September 2011, with ore production expected to begin in late 2015 and final production from Misery expected in mid-2017. The estimated capital expenditure required to complete the execution phase is US$323 million (BHP Billiton share).

2.2.6    Stainless Steel Materials Customer Sector Group

Our Stainless Steel Materials CSG is primarily a supplier of nickel to the stainless steel industry. Nickel is an important component of the most commonly used types of stainless steel. We also supply nickel to other markets, including the specialty alloy, foundry, chemicals and refractory material industries. We are the world’s fifth-largest producer of nickel and we sell our nickel products under a mix of long-term, medium-term and spot volume contracts, with prices linked to the LME nickel price.

Our nickel business comprises two Assets:

Nickel West

Nickel West is the name for our wholly owned Western Australian nickel Asset, which consists of an integrated system of mines, concentrators, a smelter and a refinery. We mine nickel-bearing sulphide ore at our Mt Keith, Leinster and Cliffs Operations north of Kalgoorlie. We operate concentrator plants at Mt Keith and at Leinster, which also concentrate ore from Cliffs. Leinster and Mt Keith have reserve lives of eight and 13 years, respectively, both have options for further expansion. The Mt Keith Talc Redesign project, which enables the processing of talc bearing ore, was successfully commissioned in December 2011. Cliffs is a high-grade underground mine with a reserve life of three years.

We also operate the Kambalda concentrator south of Kalgoorlie, where we source ore through tolling and concentrate purchase arrangements with third parties in the Kambalda region. We also have purchase agreements in place for the direct purchase of concentrate, which we re-pulp, dry and blend with other concentrate processed at Kambalda.

We transport concentrate from Leinster, Mt Keith and Kambalda to our Kalgoorlie smelter, where it is processed into nickel matte, containing approximately 67 per cent nickel. In FY2012, we exported approximately 48 per cent of our nickel matte production. We processed the remaining nickel matte at our Kwinana nickel refinery, which produces nickel metal in the form of LME grade briquettes, and nickel powder together with a range of saleable by-products.

Nickel West production in FY2012 was 109 kt of contained nickel.

During FY2012 the Nickel West Kwinana hydrogen plant was successfully commissioned, following a restriction in hydrogen supply which impacted production of nickel metal from the Kwinana nickel refinery.

Cerro Matoso

Cerro Matoso, our 99.94 per cent owned nickel Asset in Colombia, combines a lateritic nickel ore deposit with a ferronickel smelter. Cerro Matoso is the world’s second-largest producer of ferronickel and is one of the lowest-cost producers of ferronickel. The smelter produces high-purity, low-carbon ferronickel granules. Cerro Matoso has an estimated current reserve life of 32 years. Production in FY2012 was 48.9 kt of nickel in ferronickel form following the successful early completion of the planned furnace replacement.

Cerro Matoso operates under mining concessions that are due to expire on 30 September 2012 and has applied, in accordance with the law and its contracts, for an extension of these mining concessions. If this extension is not granted, Cerro Matoso has an underlying agreement with the Colombian Government that grants it the rights to continue mining and producing through to 2029 under a mining arrangement, with a further extension of 15 years possible.

Information on Stainless Steel Materials mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.13.2).

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Mine Type & Mineralisation Style	Power Source	Facilities, Use & Condition
Nickel

Mt Keith
Western Australia	Private road Nickel concentrate transported by road to Leinster nickel operations for drying and on-shipping	100%	BHP Billiton	Leases over the land from Western Australian Government Key leases expire 2013 – 2033 Renewals at government discretion	Officially commissioned 1995 by WMC Mt Keith was acquired as part of acquisition of WMC in 2005	Open-cut Disseminated textured magmatic nickel-sulphide mineralisation, associated with a metamorphosed ultramafic intrusion	On-site third party gas-fired turbines Natural gas sourced and transported under separate long-term contracts	Concentration plant with a nominal capacity: 11.5 mtpa of ore

Leinster
Western Australia	Public road Nickel concentrate shipped by road and rail to Kalgoorlie nickel smelter	100%	BHP Billiton	Leases over the land from Western Australian Government Key leases expire 2013 – 2031 Renewals at government discretion	Production commenced 1979 Leinster was acquired as part of acquisition of WMC in 2005	Underground and open-cut Steeply dipping disseminated and massive textured nickel-sulphide mineralisation, associated with metamorphosed ultramafic lava flows and intrusions	On-site third party gas-fired turbines Natural gas sourced and transported under separate long-term contracts	Concentration plant with a nominal capacity: 3 mtpa of ore

Cliffs
Western Australia	Private road Nickel ore transported by road to Leinster nickel operations for further processing	100%	BHP Billiton	Leases over the land from Western Australian Government Key leases expire 2025 – 2028 Renewals at government discretion	Production commenced 2008 Cliffs was acquired as part of acquisition of WMC in 2005	Underground Steeply dipping massive textured nickel-sulphide mineralisation, associated with metamorphosed ultramafic lava flows	Supplied from Mt Keith	Mine site

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Mine Type & Mineralisation Style	Power Source	Facilities, Use & Condition

Cerro Matoso
Montelibano, Córdoba, Colombia	Public road	BHP Billiton 99.94% Employees and former employees 0.06%	BHP Billiton

Existing mining concessions either renewable as of 1 October 2012 with 30-year extension until 2042 or, in absence of extension, to be automatically incorporated on 1 October 2012 into a larger area mining lease with a term until 2029 with the possibility of an extension for a further 15 years

					Mining commenced 1980 Nickel production started 1982 Ownership increased to 53% in 1989 and to 99.94% in 2007 Expansion project to double installed capacity completed 2001	Open-cut Nickel-laterite mineralisation formed from residual weathering of ophiolitic peridotite	National electricity grid under contracts expiring December 2014 Domestic natural gas for drier and kiln operation supplied by pipeline from national grid Gas supply contracts expiring December 2021

Ferronickel smelter and refinery integrated with the mine

Beneficiation plant: primary and secondary crusher

Nominal capacity: 50 ktpa of nickel in ferronickel form

Actual capacity depends on nickel grade from the mine

Information on Stainless Steel Materials smelters, refineries and processing plants

Smelter, Refinery or Processing Plant	Location	Ownership	Operator	Title, Leases or Options	Product	Nominal Production Capacity	Power source
Nickel

Kambalda
Nickel concentrator	56 km south of Kalgoorlie, Western Australia	100%	BHP Billiton	Mineral leases over the land from Western Australian Government expire 2028 Renewals at government discretion	Concentrate containing approximately 14% nickel	1.6 mtpa ore Ore sourced through tolling and concentrate purchase arrangements with third parties in Kambalda region	On-site third party gas-fired turbines Natural gas sourced and transported under separate long-term contracts

Kalgoorlie
Nickel smelter	Kalgoorlie, Western Australia	100%	BHP Billiton	Freehold title over the property	Matte containing approximately 67% nickel	110 ktpa nickel matte	On-site third party gas-fired turbines Natural gas sourced and transported under separate long-term contracts

Kwinana
Nickel refinery	30 km south of Perth, Western Australia	100%	BHP Billiton	Freehold title over the property	LME grade nickel briquettes, nickel powder Also intermediate products, including copper sulphide, cobalt-nickel-sulphide, ammonium-sulphate	65 ktpa nickel metal	A combination of power generated by Southern Cross Energy and distributed via Western Power’s network and power sourced from other generators on the Western Power network

Development projects

Cerro Matoso expansion options

Cerro Matoso has undertaken conceptual studies on options for expanding production. A feasibility study is in progress for the Cerro Matoso Heap Leach project.

2.2.7    Iron Ore Customer Sector Group

Our Iron Ore CSG consists of our Western Australia Iron Ore (WAIO) interests and a 50 per cent interest in the Samarco Joint Venture in Brazil. We are one of the leading iron ore producers in the world. We sell lump and fines product produced in Australia and pellets from our operations in Brazil.

Western Australia Iron Ore

WAIO’s operations involve a complex integrated system of mines and more than 1,000 kilometres of rail infrastructure and port facilities in the Pilbara region of northern Western Australia. Our strategy is to maximise output utilising available infrastructure at our disposal.

Our WAIO operations consist of three joint ventures: Mt Newman, Yandi and Mt Goldsworthy, and our 100 per cent interest in Jimblebar. Our interest in these joint ventures is 85 per cent. Mitsui and ITOCHU own the remaining 15 per cent. Along with the other joint venture participants, we have entered into marketing agreements in the form of joint ventures with certain customers. These joint ventures, JW4, Wheelarra and POSMAC, involve subleases of part of WAIO’s existing mineral leases whereby ore is sold to the existing joint ventures with contractual terms applying to the customers’ share. As a consequence, we are entitled to 85 per cent of production from these subleases and the customer joint ventures are accounted for as marketing arrangements rather than as jointly controlled assets.

We have been expanding our WAIO operations in response to increasing demand for iron ore. Since 2001, we have completed six expansion projects to increase our system production capacity from 69 mtpa to 190 mtpa (100 per cent basis). Our share of FY2012 production was 148.1 Mt of ore. We now have additional projects in various stages of the project life cycle (including construction) to further increase system capacity (see Development projects below).

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

The reserve lives of our mines range from 14 years at Yandi to 44 years at Jimblebar.

Acquisition of HWE Mining Subsidiaries

On 30 September 2011, BHP Billiton completed its acquisition of HWE Mining Subsidiaries from Leighton Holdings. The acquisition relates to the mining equipment, people and related assets that service the Area C, Yandi and Orebody 23 and 25 Operations. These operations collectively account for almost 70 per cent of WAIO’s total material movement. The amount paid was US$710 million (A$725 million) representing purchase consideration of US$449 million and settlement of pre-existing obligations of US$241 million and US$20 million for transitional services to be provided post acquisition.

Samarco

We are a 50 – 50 joint venture partner with Vale at the Samarco Operation in Brazil. Samarco is currently comprised of a mine and two concentrators located in the State of Minas Gerais, and three pellet plants and a port located in the State of Espirito Santo. Two 396 kilometre pipelines connect the mine site to the pelletising facilities.

In FY2012, our share of production was 10.7 Mt of pellets. Samarco’s total ore reserve is about 2.1 billion tonnes.

Information on Iron Ore mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.13.2).

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Mine Type & Mineralisation Style	Power Source	Facilities, Use & Condition
Iron ore

Mt Newman JV
Pilbara region, Western Australia Mt Whaleback Orebodies 18, 23, 25, 29 and 30	Private road Iron ore shipped by Mt Newman JV owned rail to JV’s Nelson Point shipping facilities and Mt Goldsworthy JV’s Finucane Island shipping facilities, Port Hedland	BHP Billiton 85% Mitsui ITOCHU Iron 10% ITOCHU Minerals and Energy of Australia 5%	BHP Billiton: Mt Whaleback Orebodies 29 and 30 Orebodies 23 and 25 (since October 2011) Independent contractors: Orebody 18 Orebodies 23 and 25 (until October 2011)	Mining lease under the Iron Ore (Mt Newman) Agreement Act 1964 expires 2030 with right to successive renewals of 21 years

Production began Mt Whaleback orebody 1969

Production from orebodies 18, 23, 25, 29 and 30 complements production from Mt Whaleback

First ore from Newman Hub as part of RGP4 construction delivered 2009

						Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman, Marra Mamba and Nimingarra	Alinta Dewap’s Newman gas-fired power station via Mt Newman JV owned power lines

Newman Hub: primary and secondary crushing and screening plants (nominal capacity 53 mtpa); heavy media beneficiation plant, stockyard blending facility, single cell rotary car dumper, train-loading facility

Orebody 23/25: primary and secondary crushing and screening plant (nominal capacity 10 mtpa)

Yandi JV
Pilbara region, Western Australia	Private Road Iron ore shipped by JV owned rail to Finucane Island and Nelson Point shipping facilities, Port Hedland Our railway spur links Yandi mine to Newman main line	BHP Billiton 85% Mitsui Iron Ore Corporation 7% ITOCHU Minerals and Energy of Australia 8%	BHP Billiton (since October 2011) Previously operated by independent contractors	Mining lease under the Iron Ore (Marillana Creek) Agreement Act 1991 expires 2033 with one renewal right to a further 21 years	Development began 1991 First shipment 1992 Capacity expanded between 1994 – 2011	Open-cut Channel Iron Deposits are Cainozoic fluvial sediments	Alinta Dewap’s Newman gas-fired power station via Mt Newman JV owned power lines	Three processing plants, primary crusher and overland conveyor (normal capacity 75 mtpa) Ore delivered to two train-loading facilities

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Mine Type & Mineralisation Style	Power Source	Facilities, Use & Condition

JW4 JV
Pilbara region, Western Australia	Private road Iron ore on-sold to Yandi JV, then transported via rail to Finucane Island and Nelson Point shipping facilities, Port Hedland	BHP Billiton 68% ITOCHU Minerals and Energy of Australia 6.4%, Mitsui Iron Ore Corporation 5.6%, JFE Steel Australia 20% Sublease agreement over JW4 deposit	BHP Billiton (since October 2011) Previously operated by independent contractors	Sublease from Yandi JV, with mining lease under the Iron Ore (Marillana Creek) Agreement Act 1991 expires 2033 with one renewal right for a further 21 years	Operations began April 2006 Ore currently being produced is sold to Yandi JV and blended with Yandi ore	Open-cut Channel Iron Deposits are Cainozoic fluvial sediments	Alinta Dewap’s Newman gas-fired power station via Mt Newman JV owned power lines	Mine site

Jimblebar
Pilbara region, Western Australia	Private road	BHP Billiton 100% of the Jimblebar lease	New mine is currently under construction which BHP Billiton will operate	Mining lease under the Iron Ore (McCamey’s Monster) Agreement Authorisation Act 1972 expires 2030 with rights to successive renewals of 21 years	Production at Jimblebar began in March 1989 From 2004, production was transferred to Wheelarra as part of the Wheelarra sublease agreement	Open-cut Bedded ore types classified as per host Archaean or Proterozoic banded iron formation, which are Brockman and Marra Mamba	Alinta Dewap’s Newman gas-fired power station via Mt Newman JV owned power lines	Primary and secondary crusher are in the commissioning phase (nominal capacity 35 mtpa at full capacity in FY2014)

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Mine Type & Mineralisation Style	Power Source	Facilities, Use & Condition

Wheelarra
Pilbara region, Western Australia	Private road Iron ore shipped by Mt Newman JV owned rail to Port Hedland via 32 km spur line linking to Newman main line

BHP Billiton 51%

ITOCHU Minerals and Energy of Australia 4.8%, Mitsui Iron Ore Corporation 4.2%, Maanshan Iron & Steel Australia 10%, Shagang Australia 10%, Hebei Iron & Steel Australia 10%,

Wugang Australia 10%

Sublease agreement over Wheelarra deposit

Operated by independent contractors

Sublease agreement over the Wheelarra deposit of Jimblebar lease with ITOCHU Minerals and Energy of Australia, Mitsui Iron Ore and four separate subsidiaries of Chinese Steelmakers

As a consequence of this arrangement, we are entitled to 85% of the production from the Wheelarra sublease consistent with BHP Billiton ownership in Mt Newman JV

Wheelarra JV produces iron ore from Wheelarra deposit of Jimblebar lease.

Ore currently being produced is sold to Mt Newman JV and blended with ore produced from Mt Whaleback and satellite orebodies 18, 23 and 25 to create Mt Newman blend

						Open-cut Bedded ore types classified as per host Archaean or Proterozoic banded iron formation, which are Brockman and Marra Mamba	Alinta Dewap’s Newman gas-fired power station via Mt Newman JV owned power lines	Primary crushing plant (nominal capacity 14.5 mtpa)

Mt Goldsworthy JV
Pilbara region, Western Australia Area C Yarrie Nimingarra

Private road

Iron ore shipped by Mt Goldsworthy JV owned rail to JV’s Finucane Island and Mt Newman JV’s Nelson Point shipping facilities, Port Hedland

Goldsworthy JV railway spur links Area C mine to Newman main line

		BHP Billiton 85% Mitsui Iron Ore Corporation 7% and ITOCHU Minerals and Energy of Australia 8%	BHP Billiton (since October 2011) Previously operated by independent contractors

4 mineral leases under the Iron Ore (Mt Goldsworthy) Agreement Act 1964 and the Iron Ore (Goldsworthy –Nimingarra) Agreement Act 1972, expire between 2014 and 2028, with rights to successive renewals of 21 years

A number of smaller mining leases granted under the Mining Act 1978 expire in 2026

Operations commenced Mt Goldsworthy 1966, at Shay Gap 1973

Original Goldsworthy mine closed 1982

Associated Shay Gap mine closed 1993

Mining at Nimingarra mine ceased 2007, has since continued from adjacent Yarrie area

Opened Area C mine in 2003

						Open-cut mine includes Area C, Yarrie and Nimingarra Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman, Marra Mamba and Nimingarra	Yarrie and Nimingarra: Alinta Dewap’s Port Hedland gas-fired power station under long-term contracts Area C: Alinta Dewap’s Port Newman gas-fired power station under long-term contracts

Area C: ore processing plant, primary crusher and overland conveyor

(nominal capacity: 50 mtpa)

Yarrie: mobile in-pit crushing plant (nominal capacity: 2 mtpa)

Primary crushers at Yarrie and Nimingarra in care and maintenance

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Mine Type & Mineralisation Style	Power Source	Facilities, Use & Condition

POSMAC JV
Pilbara Region, Western Australia	Private Road Iron ore on-sold to Goldsworthy JV, it is then transported via Goldsworthy-owned rail to JV’s Finucane Island and Nelson Point shipping facilities, Port Hedland	BHP Billiton 65% ITOCHU Minerals and Energy of Australia 8%, Mitsui Iron Ore Corporation 7%, POSCO 20% Sublease agreement over POSMAC deposit	BHP Billiton (since October 2011) Previously operated by independent contractors	Sublease over part of the mineral lease held by Mt Goldsworthy JV under the Iron Ore (Mt Goldsworthy) Agreement Act 1964 with rights to successive renewals of 21 years	Operations commenced October 2003 The ore currently being produced is sold to the Goldsworthy JV and blended with Area C ore	Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman, Marra Mamba and Nimingarra	Alinta Dewap’s Newman gas-fired power station under long-term contracts	Mine site

Samarco
Southeast Brazil	Public road Conveyor belts transport iron ore to beneficiation plant Two slurry pipelines transport concentrate to pellet plants on coast Iron pellets exported via port facilities	BHP Billiton 50% Vale 50%	Samarco	Mining concessions granted by Brazilian Government as long as Alegria complex mined according to agreed plan

Production began at Germano mine 1977, at Alegria complex 1992

Two expansions completed with a second pellet plant built in 1997 and a third pellet plant, second concentrator and second pipeline built in 2008

In April 2011, Samarco’s shareholders approved the fourth pellet plant

Open-cut Itabirites (metamorphic quartz-hematite rock) and friable hematite ores

Samarco holds interests in 2 hydroelectric power plants which supply 18% of its electricity

Additional power is acquired in the market

Contracts will expire by the end of 2014 and their extension is under negotiation

Facilities with capacity to process and pump 24 mtpa ore concentrate and produce and ship 22.2 mtpa pellets (100% basis)

Development projects

Western Australia Iron Ore

In March 2011, we announced approval of an additional US$7.4 billion (BHP Billiton share US$6.6 billion) of capital expenditure to continue production growth in our WAIO operations. This investment is the final approval of projects initiated in 2010, with pre-commitment funding of US$2.3 billion (BHP Billiton share US$2.1 billion). It is expected to deliver an integrated operation with a minimum capacity of 220 mtpa (100 per cent basis), with first production expected from Jimblebar early in CY2014.

This additional investment includes:

•

US$3.4 billion (BHP Billiton share US$3.3 billion) to develop the Jimblebar mine and rail links, and procure mining equipment and rolling stock to deliver an initial capacity of 35 mtpa, expandable to 55 mtpa. Work on this project was 34 per cent complete as at 30 June 2012;

•

US$2.3 billion (BHP Billiton share US$1.9 billion) to further develop Port Hedland, including two additional berths and shiploaders, a car dumper, connecting conveyor routes and associated rail works and rolling stock. Work on this project was 59 per cent complete as at 30 June 2012;

•

US$1.7 billion (BHP Billiton share US$1.4 billion) for port blending facilities and rail yards to enable ore blending, expand resource life and establish options for future growth of the business beyond the Inner Harbour. Work on this project was 22 per cent complete as at 30 June 2012.

Western Australia Iron Ore – Dual Harbour Strategy

In February 2012, we announced approval of US$917 million (BHP Billiton share US$779 million) in pre-commitment funding for the construction of an Outer Harbour facility associated with our WAIO operations.

On 24 August 2012, we announced that the Western Australia Minister for Transport and Port Hedland Port Authority has granted WAIO the right, subject to the State approvals processes, to develop two additional berths in the Inner Harbour. We also announced work on the Outer Harbour Development has been slowed while our focus has shifted to maximising our potential capacity from the Inner Harbour. Development of the Outer Harbour remains attractive in the long term.

Western Australia Iron Ore – Orebody 24 mine

In November 2011, we announced approval of a US$822 million (BHP Billiton share US$698 million) investment for the development of the Orebody 24 mine, located approximately 10 kilometres northeast of Newman, Western Australia, Orebody 24 is a sustaining mine to maintain iron ore production output from the Mt Newman JV operations. Orebody 24 is expected to have a capacity of 17 mtpa and will include the construction of an ore crushing plant, train loadout facility, rail spur and other associated support facilities. Initial mining is expected to begin in the second half of CY2012.

Samarco

During FY2011, Samarco shareholders approved a US$3.5 billion (BHP Billiton share US$1.75 billion) expansion project consisting of a fourth pellet plant, a new concentrator and a third slurry pipeline. The project is expected to expand Samarco’s iron ore pellet production capacity from 22.2 mtpa to 30.5 mtpa. First pellet production is expected in the first half of CY2014.

West Africa

We are carrying out exploration activities in Guinea and Liberia, West Africa.

Guinea Iron Ore

BHP Billiton currently has a 41.3 per cent interest in a joint venture that holds the Nimba Mining Concession and four iron ore prospecting permits in southeast Guinea. The joint venture is undertaking a pre-feasibility study for the development of the Concession and associated transport infrastructure. Once developed, it is envisaged that the mine will deliver a high-grade direct shipping ore to market.

Liberia Iron Ore

BHP Billiton currently has a 100 per cent interest in a Mineral Development Agreement with the Government of Liberia. This enables the further exploration and development of our Liberian iron ore mineral leases, each of which are proximate to existing rail and port infrastructure. Exploration and development of these leases continues, with drilling conducted on select targets.

2.2.8    Manganese Customer Sector Group

Our Manganese CSG produces a combination of ores and alloys from sites in South Africa and Australia. We are the world’s largest producer of manganese ore and one of the top global producers of manganese alloy. Manganese alloy is a key input into the steelmaking process. Manganese high-grade ore is particularly valuable to alloy producers because of the value in use differential over low-grade ore, which is the degree to which high-grade ore is proportionately more efficient than low-grade ore in the alloying process.

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

We own and manage all manganese mining operations and alloy plants through joint ventures with Anglo American. We own 60 per cent of the joint ventures. Our joint venture interests are held through Samancor Manganese, which operates our global Manganese assets. In South Africa, Samancor Manganese (Pty) Ltd owns 74 per cent of Hotazel Manganese Mines (Pty) Ltd (HMM) and 100 per cent of the Metalloys division. This gives BHP Billiton an effective interest of 44.4 per cent in HMM and 60 per cent in Metalloys. The remaining 26 per cent of HMM is owned under the terms of South African Black Economic Empowerment (BEE) legislation, which reflects our commitment to economic transformation in South Africa. In Australia, we own 60 per cent of Groote Eylandt Mining Company Pty Ltd (GEMCO) and we have an effective interest of 60 per cent in Tasmanian Electro Metallurgical Company Pty Ltd (TEMCO) through GEMCO, which owns 100 per cent of TEMCO.

In response to challenging market conditions in the manganese alloy industry, we announced the temporary suspension of production at TEMCO, Australia, and the cessation of production of energy-intensive silicomanganese at the Metalloys South plant, South Africa, during the March 2012 quarter. After extensive stakeholder consultation and the identification of significant cost reduction opportunities, in May 2012, we announced our decision to restart TEMCO, which is currently in progress and planned to complete in CY2012.

Mines

HMM

HMM owns the Mamatwan open-cut mine and the Wessels underground mine. Manganese high-grade ore is particularly valuable to alloy producers because of the ‘value in use differential’ over low-grade ore, which is the degree to which high-grade ore is proportionately more efficient than low-grade ore in the alloying process. The ore from these mines only requires crushing and screening to create saleable product. In FY2012, the total manganese ore production was 3,625 kt, 21 per cent higher than FY2011 production. Wessels has a reserve life of 46 years and Mamatwan has a reserve life of 21 years.

GEMCO

As a result of its location near our port facilities and its simple, open-cut mining operation, GEMCO is one of the world’s lowest-cost manganese ore producers. These simple operations, combined with its high-grade ore and relative proximity to Asian export markets, make GEMCO unique among the world’s manganese mines. FY2012 production of manganese ore was 4,306 kt, five per cent higher than FY2011 production. GEMCO has a reserve life of 12 years.

Alloy Plants

Metalloys

The Samancor Manganese Metalloys alloy plant is one of the largest manganese alloy producers in the world. Due to its size and access to high-quality feedstock from Hotazel operations, it is also one of the lowest-cost alloy producers of medium-carbon ferromanganese. Metalloys only produces high- and medium-carbon ferromanganese, after silicomanganese production ceased due to the permanent closure of the energy intensive Metalloys South plant in January 2012. The annual production capacity of silicomanganese was 120 ktpa.

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

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Mine Type & Mineralisation Style	Power Source	Facilities, Use & Condition
Manganese ore

Hotazel Manganese Mines (Pty) Ltd (HMM)
Kalahari Basin, South Africa Mamatwan and Wessels mines	Public road Most ore and sinter products transported by rail Approximately 33% of ore beneficiated locally, balance exported via Port Elizabeth, Richards Bay, Durban	BHP Billiton 44.4% Anglo American 29.6% Ntsimbintle 9% NCAB 7% Iziko 5% HMM Education Trust 5%	BHP Billiton	Existing New Order Rights valid until 2035	Mamatwan commissioned 1964 Wessels commissioned 1973	Mamatwan: open-cut Wessels: underground Banded Iron Manganese ore type	Eskom (national power supplier)

Mamatwan beneficiation plant: primary, secondary and tertiary crushing with associated screening plants

Dense medium separator and sinter plant (capacity 1 mtpa sinter) (1)

Wessels: primary and secondary crushing circuits with associated screening (1)

(1) Capacity: Mamatwan – approximately 3.5 mtpa of ore; Wessels – approximately 1 mtpa of ore.

Groote Eylandt Mining Company Pty Ltd (GEMCO)
Groote Eylandt, Northern Territory, Australia	Ore transported from concentrator by road train to port at Milner Bay	BHP Billiton 60% Anglo American 40%	BHP Billiton	All leases on Aboriginal land held under Aboriginal Land Rights (Northern Territory) Act 1976 Valid until 2031	Commissioned 1965	Open-cut Sandstone claystone sedimentary Manganese ore type	On-site diesel power generation	Beneficiation process: crushing, screening, washing and dense media separation Produces lump and fines products Capacity: 4.2 wet mtpa

Information on Manganese smelters, refineries and processing plants

Smelter, Refinery or Processing Plant	Location	Ownership	Operator	Title, Leases or Options	Product	Nominal Production Capacity	Power source
Manganese alloy

Metalloys
Manganese alloy plant (division of Samancor Manganese (Pty) Ltd)	Meyerton, South Africa	BHP Billiton 60% Anglo American 40%	BHP Billiton	Freehold title over property, plant and equipment	Manganese alloys including high-carbon ferromanganese, refined (medium-carbon ferromanganese) alloy	400 ktpa high-carbon ferromanganese (including hot metal) 90 ktpa medium-carbon ferromanganese	Eskom 30 MW of internal power generated from furnace off-gases

Tasmanian Electro Metallurgical Company Pty Ltd (TEMCO)
Manganese alloy plant	Bell Bay, Tasmania, Australia	BHP Billiton 60% Anglo American 40%	BHP Billiton	Freehold title over property, plant and equipment	Ferroalloys, including high-carbon ferromanganese, silicomanganese and sinter	130 ktpa high-carbon ferromanganese 125 ktpa silicomanganese 350 ktpa sinter	Aurora Energy On-site energy recovery unit generates 11 MW for internal use

Development projects

GEMCO expansion

The partners in Samancor Manganese approved the second expansion of the GEMCO Operation in the Northern Territory of Australia in July 2011. This follows the successful commissioning of the GEMCO expansion phase 1 (GEEP1) project in April 2009. The US$279 million GEEP2 project (BHP Billiton share US$167 million) has commenced and will increase GEMCO’s beneficiated product capacity from 4.2 mtpa to 4.8 mtpa through the introduction of a dense media circuit by-pass facility. The project is expected to be completed in late CY2013. The expansion will also address infrastructure constraints by increasing road and port capacity to 5.9 mtpa, creating 1.1 mtpa of additional capacity for future expansions.

HMM

Due to subsurface challenges experienced, which impacted progress and budget, the central block development project at Wessels was re-phased. The US$92 million Phase 1 project will be completed in FY2014. It will comprise the construction of the ventilation shaft and development of the associated underground ventilation network. Phase 2 of the project is in the feasibility phase and will comprise the completion of the underground crusher and mobile workshops. Upon completion of Phases 1 and 2, the Wessels mine capacity will increase from 1 mtpa to 1.5 mtpa.

Metalloys

The High-Carbon Ferromanganese (HCFeMn) furnace M14 at the Metalloys West Plant was approved for execution in November 2010 with a total approved investment of US$91 million (US$54.6 million BHP Billiton share). This furnace will add an additional 130 ktpa capacity (100 per cent or about 78 ktpa BHP Billiton share) of HCFeMn and replace the closed South Plant silicomanganese (capacity of 120 ktpa), to take Metalloys capacity to 500 ktpa. The M14 furnace will contribute to power efficiency at the Metalloys site as it will add to the site’s own generation capacity utilising the furnace off-gases. Completion of the furnace is expected during FY2013.

Samancor Gabon Manganese project

A feasibility study for the establishment of a new 300 ktpa mine in Franceville, Gabon, commenced in July 2010. The project has experienced delays in concluding key agreements and has been placed under review.

2.2.9    Metallurgical Coal Customer Sector Group

Our Metallurgical Coal CSG is the world’s largest supplier of seaborne metallurgical coal. Metallurgical coal, along with iron ore and manganese, is a key input in the production of steel.

Our export customers are steel producers around the world. In FY2012, most of our contracts were annual or long-term volume contracts with prices largely negotiated on a quarterly or monthly basis.

We have assets in two major resource basins: the Bowen Basin in Central Queensland, Australia, and the Illawarra region of New South Wales, Australia.

Bowen Basin

The Bowen Basin is well positioned to supply the seaborne market because of its high-quality metallurgical coals, which are ideally suited to efficient blast furnace operations, and its geographical proximity to Asian customers.

We also have access to key infrastructure, including a modern, integrated electric rail network and our own coal loading terminal at Hay Point, Mackay. This infrastructure enables us to maximise throughput and blending of products from multiple mines to optimise the value of our production and satisfy customer requirements.

Our Bowen Basin mines are owned through a series of joint ventures. We share 50–50 ownership with Mitsubishi Development Pty Ltd in BHP Billiton Mitsubishi Alliance (BMA), which operates the Goonyella Riverside, Broadmeadow, Peak Downs, Saraji, Norwich Park (production ceased), Blackwater and Gregory Crinum mines, together with the Hay Point Coal terminal through the Central Queensland Coal Associates (CQCA) joint venture and the Gregory joint venture. Our BHP Billiton Mitsui Coal (BMC) asset operates South Walker Creek and Poitrel mines. BMC is owned by BHP Billiton (80 per cent) and Mitsui and Co (20 per cent).

The reserve lives of our mines range from four years at Gregory Crinum to 40 years at Saraji. Total attributable production in FY2012 was approximately 25.3 Mt compared with 25.7 Mt in FY2011. Production in FY2012 was largely constrained by industrial action and severe wet weather. Additionally, in April 2012, BMA announced the intention to cease production at Norwich Park mine indefinitely, following a review of the mine’s viability. On 10 September 2012, BMA announced its intention to cease production at its Gregory open-cut mine, part of the Gregory Crinum complex, from 10 October 2012.

Production figures for the Bowen Basin include some energy coal (less than five per cent).

Illawarra

We own and operate three underground coal mines in the Illawarra region of New South Wales, which supply metallurgical coal to the nearby BlueScope Port Kembla steelworks, and other domestic and export markets. Total production in FY2012 was approximately 7.9 Mt compared with 6.9 Mt in FY2011. The reserve lives of our mines range from four years at West Cliff to 31 years at Appin.

Production figures for Illawarra include some energy coal (less than 17 per cent).

Information on Metallurgical Coal mining operations

The following table contains additional details of our mining operations. The tables should be read in conjunction with the production (see section 2.3.2) and reserves tables (see section 2.13.2).

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Mine Type & Mineralisation Style	Power Source	Facilities, Use & Condition
Metallurgical coal

Central Queensland Coal Associates (CQCA) joint venture
Bowen Basin, Queensland, Australia Goonyella Riverside, Peak Downs, Saraji, Norwich Park, Blackwater and Broadmeadow mines	Public road Coal transported by rail to Hay Point and Gladstone ports	BHP Billiton 50% Mitsubishi Development 50%	BMA

Mining leases, including undeveloped tenements, expire between 2012–2037, renewable for further periods as Queensland Government/legislation allows

Mining is permitted to continue under the legislation during the renewal application period. Applications have been lodged to renew mining leases expiring in 2012

Goonyella mine commenced 1971, merged with adjoining Riverside mine 1989 Operates as Goonyella Riverside

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

							Queensland electricity grid	On-site beneficiation facilities Combined nominal capacity: in excess of 53.5 mtpa Hay Point Coal terminal

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Mine Type & Mineralisation Style	Power Source	Facilities, Use & Condition

Gregory joint venture
Bowen Basin, Queensland, Australia Gregory and Crinum mines	Public road Coal transported by rail to Hay Point and Gladstone ports	BHP Billiton 50% Mitsubishi Development 50%	BMA	Mining leases including undeveloped tenements, expire between 2014 – 2027, renewable for further periods as Queensland Government/legislation allows	Production commenced: Gregory 1979 Crinum mine (longwall) 1997 Production at Gregory mine to cease from 10 October 2012	Gregory: open-cut Crinum: longwall underground Bituminous coal is mined from the Permian German Creek Coal measures Product is a high volatile, low ash hard coking coal, and a medium ash thermal coal	Queensland electricity grid	On-site beneficiation processing facility Nominal capacity: in excess of 5 mtpa

BHP Billiton Mitsui Coal Pty Limited
Bowen Basin, Queensland, Australia South Walker Creek and Poitrel mines	Public road Coal transported by rail to Hay Point port	BHP Billiton 80% Mitsui and Co 20%	BMC	Mining leases, including undeveloped tenements expire in 2020, renewable for further periods as Queensland Government/legislation allows	South Walker Creek commenced 1996 Poitrel commenced 2006

Open-cut

Bituminous coal is mined from the Permian Rangal Coal measures

Produces a range of coking coal, pulverised coal injection (PCI) coal, and thermal coal products with medium to high phosphorus and ash properties

Queensland electricity grid

South Walker Creek coal beneficiated on-site

Nominal capacity: in excess of 3.5 mtpa

Poitrel mine has Red Mountain joint venture with adjacent Millennium Coal mine to share processing and rail loading facilities

Nominal capacity: in excess of 3 mtpa

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Mine Type & Mineralisation Style	Power Source	Facilities, Use & Condition

Illawarra Coal
Illawarra, New South Wales, Australia Dendrobium, Appin and West Cliff mines	Public road Coal transported by road or rail to BlueScope Steel’s Port Kembla steelworks or Port Kembla for export	100%	BHP Billiton

Mining leases expire between 2012–2026, renewable for further periods as NSW Government/legislation allows

Mining is permitted to continue under the legislation during the application period

Applications lodged to renew mining leases expiring in 2012 and 2013

					Production commenced: Appin 1962 (longwall operations 1969) West Cliff 1976 Dendrobium 2005	Underground Bituminous coal is mined from the Permian Illawarra Coal Measures Produces premium-quality hard coking coal and some thermal coal from the Wongawilli and Bulli seams	New South Wales electricity grid	2 beneficiation facilities Nominal capacity: approximately 9 mtpa

Development projects

Bowen Basin Expansions

In November 2011, approval was given for the development of the Caval Ridge mine project and expansion of the Peak Downs mine in the Bowen Basin in Central Queensland, Australia. In response to the challenging external environment, the Group has chosen to delay indefinitely the 2.5 mtpa (100 per cent basis) expansion of Peak Downs that is associated with the Caval Ridge mine development. The 5.5 mtpa (100 per cent basis) Caval Ridge mine remains on schedule to deliver first production in CY2014.

The Caval Ridge mine will be an open-cut dragline and truck and shovel operation, with coal railed to the BMA Hay Point Coal terminal.

In March 2011, approval was given for three key metallurgical coal projects located in the Bowen Basin in Central Queensland, Australia. The projects are expected to add 4.9 Mt of annual mine capacity (100 per cent basis) through development of the Daunia Operation and a new mining area at Broadmeadow. In addition, 11 Mt of annual port capacity (100 per cent basis) will be developed at the Hay Point Coal terminal. These projects are ongoing with first coal expected from the Daunia mine in 2013, completion of the Broadmeadow expansion expected in 2013 and the first shipments from the expanded terminal expected in FY2015.

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

Study work is underway to identify development options across our CCoWs and early work on infrastructure development has commenced.

Appin Area 9 Project

In June 2012, approval was given to invest US$845 million to sustain operations at Illawarra Coal, in southern New South Wales, Australia, by establishing a replacement mining area at Appin mine. The replacement area will have a production capacity of 3.5 mtpa and will sustain Illawarra Coal’s production capacity at 9 mtpa. Appin Area 9 will be operational in 2016 and will replace production at the West Cliff mine. The project includes roadway development, new ventilation infrastructure, new and reconfigured conveyors and other mine services.

2.2.10    Energy Coal Customer Sector Group

Our Energy Coal CSG is one of the world’s largest producers and marketers of export energy coal (also known as thermal or steaming coal) and is also a domestic supplier to the electricity generation industry in Australia, South Africa and the United States. Our global portfolio of energy coal assets and our insights into the broader energy market through our sales of other fuels (gas, uranium and oil) provide our business with substantial advantages as a supplier. We generally make our domestic sales under long-term fixed price or cost plus contracts with nearby power stations. We make export sales to power generators and some industrial users in Asia, Europe and the United States, usually under contracts for delivery of a fixed volume of coal. Pricing is index-linked or fixed; where pricing is fixed, financial instruments are used to swap exposure to market index basis.

We operate three assets: a group of mines and associated infrastructure collectively known as BHP Billiton Energy Coal South Africa; our New Mexico Coal operations in the United States; and our New South Wales Energy Coal operations in Australia. We also own a 33.33 per cent share of the Cerrejón Coal Company, which operates a coal mine in Colombia.

BHP Billiton Energy Coal South Africa

BHP Billiton Energy Coal South Africa (BECSA) operates four coal mines being Khutala, Klipspruit, Middelburg and Wolvekrans in the Witbank region of Mpumalanga province of South Africa, which in FY2012 produced approximately 33 Mt. The reserve lives of our mines range from eight years at Khutala and Klipspruit to 29 years at Middelburg.

In FY2012, BECSA sold approximately 57 per cent of its production to Eskom, the government-owned electricity utility in South Africa and exported the rest via the Richards Bay Coal Terminal (RBCT), in which we own a 22 per cent share.

During FY2012, BECSA entered into an empowerment transaction with a black-owned consortium, which will effectively hold an eight per cent equity interest in BECSA once the transaction is completed. The shareholders of BECSA have also approved the implementation of an Employee Share Ownership Plan (ESOP) in which participating employees will hold a beneficial interest of two per cent equity in BECSA for a vested period. The empowerment transaction and the introduction of the ESOP are expected to be completed in FY2013.

New Mexico Coal

We own and operate the Navajo mine, located on Navajo Nation land in New Mexico, and the nearby San Juan mine located in the state of New Mexico. Each mine transports its production directly to a nearby power station. The reserve lives of our mines are four years at Navajo mine and six years at San Juan Mine, being the life of the current customer contracts. New Mexico Coal produced approximately 9.4 Mt in FY2012.

New South Wales Energy Coal

New South Wales Energy Coal’s operating asset is the Mt Arthur Coal open-cut mine in the Hunter Valley region of New South Wales, which produced approximately 17 Mt in FY2012 and has a reserve life of 45 years. In FY2012, we delivered approximately 10 per cent of Mt Arthur’s production to a local power station and exported the rest via the port of Newcastle. During FY2012, the RX1 project achieved first production ahead of schedule. This project is expected to increase run-of-mine thermal coal production by approximately four mtpa. We are a 35.5 per cent shareholder in Newcastle Coal Infrastructure Group, a jointly controlled entity that is operating the Newcastle Third Port export coal loading facility and currently has a project in execution (see Development projects below). We also have a 1.75 per cent interest in Port Waratah Coal Services Limited which operates two coal loading facilities at the port of Newcastle.

Cerrejón Coal Company

We have a one-third interest in Cerrejón Coal Company, which owns and operates one of the largest open-cut export coal mines in the world in La Guajira province of Colombia, as well as integrated rail and port facilities through which the majority of production is exported to European, Middle Eastern, North American and Asian customers. In FY2012, Cerrejón commenced its expansion project (P40), which will increase BHP Billiton’s share of saleable production from 10.7 mtpa to 13.3 mtpa (see Development projects below). Cerrejón has a current production capacity of 32 mtpa (100 per cent terms) and has a reserve life of 21 years.

Information on Energy Coal mining operations

The following table contains additional details of our mining operations. The table should be read in conjunction with the production (see section 2.3.2) and reserves tables (see section 2.13.2).

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Mine Type & Mineralisation Style	Power Source	Facilities, Use & Condition
South Africa Khutala
100 km east of Johannesburg, Gauteng Province, South Africa	Public road Domestic coal transported by overland conveyor to Kendal Power Station	100%	BHP Billiton	BECSA holds a 100% share of Converted Mining Right, which was granted on 11 October 2011	Production commenced 1984 Open-cut operations 1996 Commenced mining thermal/metallurgical coal for domestic market 2003	Combination open-cut and underground Produces a medium rank bituminous thermal coal (non-coking)	Eskom (national power supplier) under long-term contracts	Crushing plant for energy coal Nominal capacity: 18 mtpa Smaller crusher and wash plant to beneficiate metallurgical coal Nominal capacity: 0.6 mtpa
Middelburg/Wolvekrans
20 km southeast of Witbank, Mpumalanga Province, South Africa	Public road Export coal transported to RBCT by rail Domestic coal transported by conveyor to Duvha Power Station	100% Previous JV (84:16) with Xstrata Plc (through Tavistock Collieries Pty Limited) was amended in February 2008	BHP Billiton

BECSA and Tavistock are joint holders of 3 Converted Mining Rights in the previous JV ratio (84:16).

BECSA is the 100% holder of a fourth Converted Mining Right

All 4 Rights comprise the Middelburg Mine Complex (1)

The Converted Mining Rights were granted during October and December 2011 (2)

Production commenced 1982

Middelburg Mine Services (MMS) and Duvha Opencast became one operation in 1995

Douglas-Middelburg Optimisation project completed in July 2010

During FY2011 the mine was split into Middelburg and Wolvekrans

						Open-cut Produces a medium rank bituminous thermal coal, most of which can be beneficiated for the European or Asian export markets	Eskom under long-term contracts	Beneficiation facilities: tips and crushing plants, 2 export wash plants, middlings wash plant, de-stone plant Nominal capacity: 43.3 mtpa

(1)          This includes the Wolvekrans and Middelburg collieries and excludes the portion Tavistock obtained as a result of the amendment of the Douglas-Tavistock Joint Venture agreement.

(2)          JV agreement has been amended such that upon the Department of Mineral Resources amending the Converted Mining Rights, the mining area will be divided into an area wholly owned and operated by Tavistock and an area wholly owned and operated by BECSA as the new Douglas-Middelburg mine.

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Mine Type & Mineralisation Style	Power Source	Facilities, Use & Condition
Klipspruit
30 km west of Witbank, Mpumalanga Province, South Africa	Public road Export coal transported to RBCT by rail	100% 50% of Phola Coal Plant in JV with Anglo Inyosi Coal	BHP Billiton	BECSA holds a Converted Mining Right, which was granted on 11 October 2011	Production commenced 2003 Expansion project completed FY2010, includes 50% share in Phola Coal Plant Expected ROM capacity: 8.0 mtpa at full ramp-up	Open-cut Produces a medium rank bituminous thermal coal, most of which can be beneficiated for the European or Asian export markets	Eskom, under long-term contracts	Beneficiation facilities: tip and crushing plant, export wash plant Nominal capacity Phola Coal Processing Plant: 16 mtpa

Australia
Mt Arthur Coal
Approximately 125 km from Newcastle, New South Wales, Australia	Public road Domestic coal transported by conveyor to Bayswater Power Station Export coal transported by rail to Newcastle port	100%	BHP Billiton	Various mining leases and licences expire 2010–2032 Renewal is being sought for expired mining leases The original approvals permit mining and other activities to continue during renewal application	Production commenced 2002 Government approval permits extraction of up to 36 Mt of run of mine coal from underground and open-cut operations, with open-cut extraction limited to 32 mtpa	Open-cut Produces a medium rank bituminous thermal coal (non- coking)	Local energy providers	Beneficiation facilities: coal handling, preparation, washing plants Nominal capacity: in excess of 16 mtpa

US
Navajo
30 km southwest of Farmington, New Mexico, US	Public road Coal transported by rail to Four Corners Power Plant (FCPP)	100%	BHP Billiton	Long-term lease from Navajo Nation continues for as long as coal can be economically produced and sold in paying quantities	Production commenced 1963	Open-cut Produces a medium rank bituminous thermal coal (non-coking suitable for the domestic market only)	Four Corners Power Plant	Stackers and reclaimers used to size and blend coal to contract specifications Nominal capacity: 7.4 mtpa

Mine & Location	Means of Access	Ownership	Operator	Title, Leases or Options	History	Mine Type & Mineralisation Style	Power Source	Facilities, Use & Condition
San Juan
25 km west of Farmington, New Mexico, US	Public road Coal transported by truck and conveyor to San Juan Generating Station (SJGS)	100%	BHP Billiton	Mining leases from federal and state governments Leases viable as long as minimum production criteria achieved	Surface mine operations commenced 1973 Development of underground mine to replace open-cut mine approved 2000	Underground Produces a medium rank bituminous thermal coal (non-coking suitable for the domestic market only)	San Juan Generation Station	Coal sized and blended to contract specifications using stockpiles Nominal capacity: 5.6 mtpa

Colombia
Cerrejón Coal Company
La Guajira province, Colombia	Public road Coal exported by rail to Puerto Bolivar	BHP Billiton 33.33% Anglo American 33.33% Xstrata 33.33%	Cerrejón Coal Company	Mining leases expire 2034	Original mine began producing in 1976 BHP Billiton interest acquired in 2000	Open-cut Produces a medium rank bituminous thermal coal (non-coking, suitable for the export market)	Local Colombian power system	Beneficiation facilities: crushing plant with capacity of 32 mtpa and washing plant Nominal capacity: 3 mtpa

Development projects

Cerrejón Coal P40 Project

On 18 August 2011, we announced a US$437 million (BHP Billiton share) investment in the expansion of Cerrejón Coal, known as the P40 Project, which will enable Cerrejón Coal’s saleable thermal coal production to increase by 8.0 mtpa to approximately 40 mtpa. We have a one-third interest in Cerrejón Coal. The expansion project is expected to increase our share of saleable production from 10.7 mtpa to 13.3 mtpa. Construction commenced in CY2011 with completion expected in CY2013. The project scope includes a second berth and dual quadrant ship loader at Cerrejón’s 100 per cent owned and operated Puerto Bolivar, along with necessary mine, rail and associated supply chain infrastructure.

Newcastle Port Third Phase Expansion

On 31 August 2011, we announced a US$367 million (BHP Billiton share) investment in the third stage development of the Newcastle Coal Infrastructure Group’s coal handling facility in Newcastle, Australia. The port expansion project will increase total capacity at the coal terminal from 53 mtpa to 66 mtpa. This will increase New South Wales Energy Coal’s allocation by a further 4.6 mtpa to 19.2 mtpa. First coal is scheduled to occur in FY2014, with the terminal expected to operate at full capacity within the following 12 months.

2.3    Production

2.3.1    Petroleum

The table below details Petroleum’s historical net crude oil and condensate, natural gas and natural gas liquids production, primarily by geographic segment, for each of the three years ended 30 June 2012, 2011 and 2010. We have shown volumes of marketable production after deduction of applicable royalties, fuel and flare. We have included in the table average production costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	BHP Billiton Group share of production Year ended 30 June
	2012	2011	2010
Production volumes
Crude oil and condensate (’000 of barrels)
Australia	31,145	40,447	31,540
United States	30,824	30,157	41,522
Other	9,232	9,987	11,325

Total crude oil and condensate	71,201	80,591	84,387

Natural gas (billion cubic feet)
Australia	249.97	274.74	259.65
United States	456.69	49.09	17.68
Other	115.60	81.23	91.24

Total natural gas	822.26	405.06	368.57

Natural Gas Liquids (1) (’000 of barrels)
Australia	7,943	7,962	8,652
United States	5,744	1,980	2,545
Other	398	1,341	1,552

Total NGL (1)	14,085	11,283	12,749

Total petroleum products production (million barrels of oil equivalent) (2)
Australia	80.75	94.20	83.47
United States	112.69	40.32	47.01
Other	28.90	24.86	28.08

Total petroleum products production (million barrels of oil equivalent) (2)	222.34	159.38	158.56

Average sales price
Crude oil and condensate (US$ per barrel)
Australia	114.33	96.32	74.12
United States	106.22	90.01	71.55
Other	113.26	90.69	75.57

Total crude oil and condensate	110.66	93.29	73.05

Natural gas (US$ per thousand cubic feet)
Australia	4.62	4.21	3.52
United States	2.82	3.48	4.80
Other	4.13	3.92	3.05

Total natural gas	3.40	4.00	3.43

Natural Gas Liquids (US$ per barrel)
Australia	61.61	58.05	48.20
United States	45.72	49.79	39.51
Other	55.06	59.54	49.40

Total NGL	54.85	56.77	46.47

Total average production cost (US$ per barrel of oil equivalent) (3)
Australia	7.95	5.75	5.59
United States	5.91	6.45	5.62
Other	7.84	8.39	7.48

Total average production cost (US$ per barrel of oil equivalent) (3)	6.90	6.34	5.93

(1)	LPG and ethane are reported as Natural Gas Liquids (NGL).

(2)	Total barrels of oil equivalent (boe) conversion is based on the following: 6,000 scf of natural gas equals 1 boe.

(3)

Average production costs include direct and indirect costs relating to the production of hydrocarbons and the foreign exchange effect of translating local currency denominated costs into US dollars but excludes ad valorem and severance taxes.

2.3.2    Minerals

The table below details our mineral and derivative product production for all CSGs except Petroleum for the three years ended 30 June 2012, 2011 and 2010. Production shows our share unless otherwise stated. For discussion of minerals pricing during the past three years, refer to section 3.4.1.

	BHP Billiton Group interest %	BHP Billiton Group share of production Year ended 30 June
		2012	2011	2010
Aluminium
Alumina
Production (’000 tonnes)
Worsley, Australia	86.0	2,917	2,902	3,054
Paranam, Suriname (1)	45.0	–	–	78
Alumar, Brazil	36.0	1,235	1,108	709

Total alumina		4,152	4,010	3,841

Aluminium
Production (’000 tonnes)
Hillside, South Africa	100.0	621	711	710
Bayside, South Africa	100.0	98	97	98
Alumar, Brazil	40.0	170	174	174
Mozal, Mozambique	47.0	264	264	259

Total aluminium		1,153	1,246	1,241

Base Metals (2)
Copper
Payable metal in concentrate (’000 tonnes)
Escondida, Chile	57.5	333.8	390.5	448.1
Antamina, Peru	33.8	127.0	97.8	98.6

Total copper concentrate		460.8	488.3	546.7

Cathode (’000 tonnes)
Escondida, Chile	57.5	172.0	179.1	174.2
Pampa Norte, Chile (4)	100.0	263.7	272.2	244.8
Pinto Valley, United States (3)	100.0	5.4	5.7	6.2
Olympic Dam, Australia	100.0	192.6	194.1	103.3

Total copper cathode		633.7	651.1	528.5

Total copper concentrate and cathode		1,094.5	1,139.4	1,075.2

Lead
Payable metal in concentrate (’000 tonnes)
Cannington, Australia	100.0	239.1	243.4	245.4
Antamina, Peru	33.8	0.8	1.2	3.0

Total lead		239.9	244.6	248.4

	BHP Billiton Group interest %	BHP Billiton Group share of production Year ended 30 June
		2012	2011	2010
Zinc
Payable metal in concentrate (’000 tonnes)
Cannington, Australia	100.0	54.7	60.7	62.7
Antamina, Peru	33.8	57.5	91.5	135.6

Total zinc		112.2	152.2	198.3

Gold
Payable metal in concentrate (’000 ounces)
Escondida, Chile	57.5	50.9	84.7	76.4
Olympic Dam, Australia (refined gold)	100.0	117.8	111.4	65.5

Total gold		168.7	196.1	141.9

Silver
Payable metal in concentrate (’000 ounces)
Escondida, Chile	57.5	1,921	2,849	2,874
Antamina, Peru	33.8	4,272	3,600	4,712
Cannington, Australia	100.0	34,208	35,225	37,276
Olympic Dam, Australia (refined silver)	100.0	907	982	500

Total silver		41,308	42,656	45,362

Uranium oxide
Payable metal in concentrate (tonnes)
Olympic Dam, Australia	100.0	3,885	4,045	2,279

Total uranium oxide		3,885	4,045	2,279

Molybdenum
Payable metal in concentrate (tonnes)
Antamina, Peru	33.8	2,346	1,445	813

Total molybdenum		2,346	1,445	813

Diamonds and Specialty Products
Diamonds
Production (’000 carats)
EKATITM, Canada	80.0	1,784	2,506	3,050

Total diamonds		1,784	2,506	3,050

Titanium minerals (5)
Production (’000 tonnes)
Titanium slag
Richards Bay Minerals, South Africa (6)	37.8	384	366	317
Rutile
Richards Bay Minerals, South Africa (6)	37.8	38	32	34
Zircon
Richards Bay Minerals, South Africa (6)	37.8	100	83	83

Total titanium minerals		522	481	434

Stainless Steel Materials
Nickel
Production (’000 tonnes)
Cerro Matoso, Colombia	99.9	48.9	40.0	49.6
Yabulu, Australia (7)	100.0	–	–	2.8
Nickel West, Australia	100.0	109.0	112.7	123.8

Total nickel		157.9	152.7	176.2

	BHP Billiton Group interest %	BHP Billiton Group share of production Year ended 30 June
		2012	2011	2010
Iron Ore (8)
Production (’000 tonnes)
Newman, Australia (9)	85.0	51,326	45,245	32,097
Goldsworthy joint venture, Australia	85.0	768	1,198	1,688
Area C joint venture, Australia	85.0	42,425	39,794	38,687
Yandi joint venture, Australia	85.0	53,536	36,460	41,396
Samarco, Brazil	50.0	11,423	11,709	11,094

Total iron ore		159,478	134,406	124,962

Manganese
Manganese ores
Saleable production (’000 tonnes)
Hotazel Manganese Mines, South Africa (10)	44.4	3,625	3,007	2,718
GEMCO, Australia (10)	60.0	4,306	4,086	3,406

Total manganese ores		7,931	7,093	6,124

Manganese alloys
Saleable production (’000 tonnes)
Metalloys, South Africa (10)(11)	60.0	404	486	364
TEMCO, Australia (10)	60.0	198	267	219

Total manganese alloys		602	753	583

Metallurgical Coal (12)
Production (’000 tonnes)
Blackwater, Australia	50.0	4,435	4,589	5,733
Goonyella Riverside, Australia (13)	50.0	5,003	5,359	6,668
Peak Downs, Australia	50.0	3,534	3,402	4,332
Saraji, Australia	50.0	3,053	2,779	3,402
Norwich Park, Australia	50.0	1,175	1,055	1,870
Gregory Joint Venture, Australia (14)	50.0	1,411	2,717	2,398

Total BMA, Australia		18,611	19,901	24,403

South Walker Creek, Australia		4,081	3,134	3,609
Poitrel, Australia		2,612	2,759	2,834

Total BHP Billiton Mitsui Coal, Australia (15)	80.0	6,693	5,893	6,443

Illawarra, Australia	100.0	7,926	6,884	6,535

Total metallurgical coal		33,230	32,678	37,381

Energy Coal
Production (’000 tonnes)
Navajo, United States	100.0	7,004	7,472	7,465
San Juan, United States	100.0	2,408	4,140	6,013

Total New Mexico		9,412	11,612	13,478

Middelburg/Wolvekrans, South Africa (16)	100.0	14,848	14,328	14,703
Khutala, South Africa	100.0	10,863	12,928	10,868
Klipspruit, South Africa	100.0	7,568	7,072	4,887

Total BECSA	100.0	33,279	34,328	30,459
Mt Arthur Coal, Australia	100.0	16,757	13,671	12,039
Cerrejón Coal Company, Colombia	33.3	11,663	9,889	10,155

Total energy coal		71,111	69,500	66,131

(1)	Suriname was sold effective 31 July 2009.

(2)	Metal production is reported on the basis of payable metal.

(3)

The Pinto Valley mining operations were placed on care and maintenance in January 2009, and continue to produce copper cathode through sulphide leaching. Sulphide mining and milling operations will recommence in FY2013.

(4)	Includes Cerro Colorado and Spence.

(5)	Data was sourced from the TZ Minerals International Pty Ltd Mineral Sands Annual Review 2011 and amounts represent production for the preceding year ended 31 December.

(6)

On 1 February 2012 we announced we had exercised an option to sell our 37.8 per cent non-operated interest in Richards Bay Minerals to Rio Tinto and will exit the titanium minerals industry. On 7 September 2012, we announced the sale was complete.

(7)	Yabulu was sold effective 31 July 2009.

(8)	Iron ore production is reported on a wet tonnes basis.

(9)	Newman includes Mt Newman Joint Venture and Jimblebar.

(10)	Shown on 100 per cent basis. BHP Billiton interest in saleable production is 60 per cent, except Hotazel Manganese Mines, which is 44.4 per cent (FY2011: 44.4 per cent; FY2010: 44.4 per cent).

(11)	Production includes Medium Carbon Ferro Manganese.

(12)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.

(13)	Goonyella Riverside includes the Broadmeadow underground mine.

(14)	BMA intends to cease production at the Gregory open-cut mine from 10 October 2012.

(15)	Shown on 100 per cent basis. BHP Billiton interest in saleable production is 80 per cent (FY2011: 80 per cent; FY2010: 80 per cent).

(16)	Wolvekrans was previously known as Douglas mine.

2.4    Marketing

BHP Billiton’s Marketing network manages the Group’s revenue line and is responsible for:

•	selling our products and for the purchase of all major raw materials;

•	the supply chain for our various products, from assets to market, and also for raw materials, from suppliers to our assets;

•	managing credit and price risk associated with the revenue line;

•	achieving market clearing prices for the Group’s products;

•	defining our view of long-term market fundamentals.

Our responsibilities require an active presence in the various commodities markets and the global freight market.

Our marketing activities are centralised in Singapore; Houston, United States; and Antwerp, Belgium. Our Aluminium, Energy Coal, Iron Ore, Metallurgical Coal, Manganese, Base Metals, Stainless Steel Materials, Freight and Uranium marketing teams are headquartered in Singapore. Our Petroleum and Diamonds marketing teams operate from Houston and Antwerp, respectively.

These three marketing offices incorporate all the functions required to manage product marketing and distribution – from the point of production to final customer delivery. In addition, we have marketers located in 12 regional offices around the world.

We have a centralised ocean freight business that manages our in-house freight requirements. The primary purpose of the freight business is to create a competitive advantage for our shipments through the procurement and operation of quality, cost-effective shipping. From time to time, we carry complementary cargoes for external parties to optimise profitability.

2.5    Minerals exploration

Our minerals exploration program is integral to our growth strategy and is focused on discovering and acquiring operating interests in mineral deposits with the potential to support large, long-life, low-cost, expandable upstream assets, diversified by commodity, geography and market.

Our greenfield exploration targets, focused on copper, nickel, iron ore and potash, are organised from our three principal offices in Santiago, Chile; Perth, Australia; and Singapore. Our exploration activities include opportunity identification, application for and acquisition of mineral title, early reconnaissance operations and multi-million dollar delineation drilling programs.

In addition to our activities focused on finding new world-class deposits, several of our CSGs undertake brownfield exploration, principally aimed at delineating and categorising mineral deposits near existing operations, and advancing projects through the development pipeline.

Our expenditure on minerals exploration over the last three years is as follows.

Year ended 30 June	2012	2011	2010
	US$M	US$M	US$M
Greenfield exploration	324	207	126
Brownfield exploration	773	476	390

Total minerals exploration	1,097	683	516

2.6    Group Resource and Business Optimisation

Group Resource and Business Optimisation (RBO) provides governance and technical leadership for resource development and Ore Reserve reporting. RBO’s 66 professionals are focused on ensuring optimal value recovery from our resources. The team includes functional experts in mineral resource evaluation, brownfields exploration, planning, research and development, work management, production processes, mine engineering and mineral process engineering.

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

2.7    Government regulations

Government regulations touch all aspects of our operations. However, the geographical diversity of our operations reduces the risk that any one set of government regulations would have a material effect on our business, taken as a whole.

The ability to extract minerals, oil and natural gas is fundamental to our business. In most jurisdictions, the rights to undeveloped mineral or petroleum deposits are owned by the state. Accordingly, we rely upon the rights granted to us by the government that owns the mineral, oil or natural gas. These rights usually take the form of a lease or licence, which gives us the right to access the land and extract the product. The terms of the lease or licence, including the time period for which it is effective, are specific to the laws of the relevant government. Generally, we own the product we extract and royalties or similar taxes are payable to the government. Some of our operations, such as our oil and gas operations in Trinidad and Tobago and Algeria, are subject to production sharing contracts under which both we, as the contractor, and the government are entitled to a share of the production. Under such production sharing contracts, the contractor is entitled to recover its exploration and production costs from the government’s share of production.

Related to the ability to extract is the ability to process the minerals, oil or natural gas. Again, we rely upon the relevant government to grant the rights necessary to transport and treat the extracted material in order to ready it for sale.

Underlying our business of extracting and processing natural resources is the ability to explore for those orebodies. Typically, the rights to explore for minerals, oil and natural gas are granted to us by the government that owns those natural resources that we wish to explore. Usually, the right to explore carries with it the obligation to spend a defined amount of money on the exploration or to undertake particular exploration activities.

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

2.7.1    Uranium production in Australia

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

A special transport permit is required under the Non-Proliferation Act by a party that transports nuclear material from one specified location to another specified location. As we engage service providers to transport uranium, those service providers are required to hold a special transport permit.

2.7.2    Exchange controls and shareholding limits

BHP Billiton Plc

There are no laws or regulations currently in force in the United Kingdom that restrict the export or import of capital or the remittance of dividends to non-resident holders of BHP Billiton Plc’s shares, although the Group does operate in some other jurisdictions where remittances of funds could be affected as they are subject to exchange control approvals. There are certain sanctions adopted by the UK Government which implement resolutions of the Security Council of the United Nations and sanctions imposed by the European Union (EU) against certain countries, entities and individuals and may restrict the export or import of capital or the remittance of dividends to certain non-resident holders of BHP Billiton Plc’s shares. Any enforcement of financial sanctions by the UK Government would be initiated by HM Treasury. Such sanctions may be in force from time to time and include those against: (i) certain entities and/or individuals associated with Belarus, Cote d’Ivoire, The Democratic People’s Republic of Korea (North Korea), the Democratic Republic of Congo, Egypt, Eritrea, the Republic of Guinea, the Republic of Guinea-Bissau, Lebanon, Liberia, Libya, Iran, Somalia, Sudan, Syria, Tunisia, Zimbabwe and the previous regimes of Iraq and Yugoslavia; (1) (ii) individuals indicted by the International Criminal Tribunal for the former Yugoslavia; and (iii) entities and individuals linked with the Taliban, Al-Qaeda and other terrorist organisations.

There are no restrictions under BHP Billiton Plc’s Articles of Association or (subject to the effect of any sanctions) under English law that limit the right of non-resident or foreign owners to hold or vote BHP Billiton Plc’s shares.

There are certain restrictions on shareholding levels under BHP Billiton Plc’s Articles of Association described under the heading ‘BHP Billiton Limited’ below.

BHP Billiton Limited

Under the Australian Banking (Foreign Exchange) Regulations 1959, the Reserve Bank of Australia may impose restrictions on certain financial transactions and require the consent of the Reserve Bank of Australia for the movement of funds into and out of Australia. Based on our searches, restrictions currently apply if funds are to be paid to or received from specified persons and individuals associated with Syria, specified government and military officials and supporters of the government of Libya, specified supporters of the former Government of the Federal Republic of Yugoslavia, specified ministers and senior officials of the Government of Zimbabwe, certain specified entities associated with the Democratic People’s Republic of Korea (North Korea), and certain Iranian organisations and ministers. In addition, from time to time the United Nations Security Council and the Australian Government impose international sanctions on certain countries and organisations. The countries and organisations that are currently subject to United Nations sanctions are certain individuals or entities linked with the Taliban, Al-Qaeda and associated individuals and entities, other designated individuals and entities associated with terrorism, certain entities and individuals associated with the Democratic Republic of Congo, Cote d’Ivoire, the Democratic People’s Republic of Korea (North Korea), Eritrea, Guinea-Bissau, Iran, Iraq, Lebanon, Liberia, Libya, Sudan and Somalia. The countries currently subject to the Australian Government’s autonomous sanctions are the Democratic People’s Republic of Korea (North Korea), Fiji, the former Federal Republic of Yugoslavia, Iran, Libya, Syria and Zimbabwe. The controls impose certain approval and reporting requirements on transactions involving such countries, entities and individuals and/or assets controlled or owned by them. Transfers into or out of Australia of amounts greater than A$10,000 in any currency are also subject to reporting requirements.

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

(1)	As at 14 May 2012, the financial sanctions on the Burmese regime (Myanmar) were suspended until 30 April 2013.

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

2.8    Sustainability

Our BHP Billiton Charter value of Sustainability reflects our priority of putting health and safety first, being environmentally responsible and supporting our communities.

Our ability to operate globally is heavily dependent on gaining access to natural resources and maintaining our licence to operate. Sustainable development is core to our business strategy; we integrate health, safety, environmental, social and economic factors into our decision-making. We report the sustainability dimensions of what we do in detail in the Sustainability Report 2012. The sustainability dimensions that we report on include the health and safety of our people; governance and risk management processes; how we are socially responsible and contributing to improved standards of living and self-sustaining communities; resource conservation and biodiversity; and how we ensure the broader economic contributions of our operations benefit the regions in which we operate.

The information contained in this section covers assets that have been wholly owned and operated by BHP Billiton or which have been operated by BHP Billiton in a joint venture operation (controlled assets) for FY2012. In March 2011, we acquired the US Fayetteville shale resource from Chesapeake Energy Corporation and subsequently acquired Petrohawk Energy Corporation in August 2011, which now form our Petroleum Onshore US business. Under a transition services agreement, Chesapeake Energy Corporation continued to operate Fayetteville on our behalf until 1 April 2012. Accordingly, health safety environment and community (HSEC) data relating to our Onshore US business has not been collected in BHP Billiton systems for the FY2012 period and all information contained in this section excludes data from our Onshore US business.

Additional information relating to our sustainability performance for FY2012 is available in the Sustainability Report 2012 and is available online at www.bhpbilliton.com.

2.8.1    Our sustainability governance structure

The Sustainability Committee assists the Board in oversight of HSEC matters. This includes overseeing areas relating to HSEC risk, compliance with applicable legal and regulatory requirements, and overall Group HSEC performance.

More specifically, management is accountable for the implementation of sustainability-related processes and performance to comply with our suite of HSEC Group Level Documents (GLDs). GLDs contain minimum mandatory performance requirements and performance controls and are the foundation for developing and implementing management systems at all our operations. Regular internal audits are conducted to test compliance with the requirements of the HSEC GLDs. Audit results are used by management to create action plans where the businesses have not yet achieved full compliance with the GLD requirements. Key findings are reported to senior management, and summary reports are considered by the Sustainability Committee of the Board and, where appropriate, by the Risk and Audit Committee of the Board.

2.8.2    Assessing risks and establishing controls

We mandate criteria to identify risks we consider material to our business and take into consideration the potential health, safety, environmental, social, reputational, legal and financial impacts. The severity of any particular risk is assessed according to a matrix that describes the degree of harm, injury or loss from the most severe impact associated with a specific risk, assuming reasonable effectiveness of controls. The objectives of the risk assessment process are to understand the nature and tolerance of the material risks for the Group and ensure they are managed through the verification of critical controls. Information relating to the material risks for the Group, including sustainability risks is available in section 1.5 of this Report. Our risk management processes are consistent with the hierarchy of controls described in Article 6 of International Labour Organization (ILO) Convention 176 – Safety and Health in Mines, 1995.

2.8.3    Identifying our sustainability issues

We identified the sustainability issues included in this Report and the Sustainability Report 2012 through a three-step materiality process. Step one of the process included identifying issues by reviewing our internal risk registers, enquiries from our shareholders and investors, daily print media coverage and an independent review of issues raised by non-government organisations (NGOs) and global electronic and print media. Step two involved rating the significance of these issues to our stakeholders and the potential impact on our business as low, medium or high. The third step was to review the issues and seek feedback from key stakeholders. A number of material issues are discussed in the following sections:

•	Keeping our people safe and healthy

•	Employing and developing our people

•	Reducing our climate change impacts

•	Managing water

•	Managing land and enhancing biodiversity

•	Ensuring meaningful engagement with our stakeholders

•	Making a positive contribution to society

•	Understanding and managing our human rights impact

•	Reporting transparently and behaving ethically.

2.8.4    Keeping our people safe and healthy

The safety and health of our people is core to every aspect of our business. Having our people return home safe and well at the end of each day, and enabling them to end their working life fit and healthy is central to everything we do. This is reflected in the processes and controls we have in place throughout our organisation.

Our safety and health performance

The key safety and health issues that we faced in FY2012 related to adherence to isolation and permit-to-work procedures, and to reducing potential occupational health exposures, particularly to carcinogens and airborne contaminants, noise-induced hearing loss, musculoskeletal injuries and fatigue.

The FY2012 total recordable injury frequency (TRIF) performance of 4.7 per million hours worked improved by six per cent compared with FY2011 (5.0), and while we have not met our TRIF target of 3.7, it has reduced by 36 per cent since the FY2007 base year. Although our injury rates and statistical measures showed a steady improvement, we still had three fatalities in FY2012. Each of these incidents was thoroughly investigated. We reviewed and updated our Fatal Risk Controls GLD to provide further clarity about controls associated with isolation and permit to work, including expectations around change management and ensuring those involved in the work fully understand the hazards and associated controls.

In FY2012, the incidence of occupational illness was 43.7 cases per 10,000 employees, an increase of 7.4 per cent compared with 40.7 cases per 10,000 employees in FY2011 (1). However, since 2007, we have achieved a 22 per cent reduction in the incidence of occupational illness against a target of 30 per cent. Forty-one per cent of these cases were due to noise-induced hearing loss and 44 per cent due to musculoskeletal illness. The increased number of cases led our operations to increase their focus on control effectiveness for these hazards.

We focus on improving our workplaces, using the recognised hierarchy of controls and work practices to minimise the need for personal protective equipment (PPE), which we provide to all employees and contractors as required.

Safely undertaking deepwater drilling

Deepwater oil and gas exploration is an important aspect of our worldwide business. Our team of skilled drilling professionals, comprehensive processes and systems are fundamental to ensuring our deepwater drilling operations are conducted in a safe manner that comply with the United States Bureau of Ocean Energy Management, Regulation and Enforcement regulations and our own strict requirements. Following the oil spill from BP’s Macondo well in the Gulf of Mexico in April 2010, we reviewed our deepwater drilling safety standards to assess the effectiveness of our existing risk management controls, which were tested and improved where required.

Managing aviation risk

Aviation is a significant material safety risk. We move a substantial number of people by chartered aircraft each year. Our Group aviation safety assurance process continues to use the Flight Safety Foundation Basic Aviation Risk Standard to satisfy the minimum technical requirements for contracted aviation activities. In FY2012, through our Aviation GLD, we enhanced the operational review process undertaken by our aviation specialists to assess the effectiveness of aviation critical controls. The Aviation GLD was also updated to provide greater emphasis on operational readiness and airfield infrastructure. We engage with our aviation specialists to ensure we maintain the necessary balance between audit and approval of aircraft operations and the risk-based operational review in the field.

Occupational health exposures

Our priority is to control exposures at their source. Health risks faced by our people include fatigue and other causes of impaired fitness for work, as well as occupational exposure to noise, silica, manganese, diesel exhaust particulate, fluorides, coal tar pitch, nickel and sulphuric acid mist. Our Health GLD requires that an exposure

(1)	In FY2012, internal audits identified that some illnesses had not been recorded as required in FY2011. Consequently, the number of employee illnesses for FY2011 increased and has been adjusted. Employee data is based on head count as at 30 June 2012.

risk profile be established and maintained for our employees and contractors and that relevant exposure controls be identified and implemented. If the potential exposure to harmful agents exceeds 50 per cent of the occupational exposure limit (OEL), medical surveillance is implemented to identify potential illness or health effects at an early stage and to provide feedback as to whether the exposure controls we have in place are functioning as designed. We have seen a 41 per cent reduction since FY2009 in the number of carcinogen exposures to our employees that potentially exceed the OEL. This does not take into account the protection afforded by PPE.

Serious disease

BHP Billiton operations with a high exposure to serious diseases, such as HIV/AIDS, malaria and tuberculosis, have education, training and counselling programs in place to assist employees. We also offer prevention and risk-control programs to employees and, where appropriate, to employees’ families and local communities. We help manage the impact of disease and protect the viability of our operations by assisting in caring for our employees and the wellbeing of our host communities.

2.8.5    Employing and developing our people

Attracting, employing and developing people with exceptional skills, who share our values, provides us with a competitive advantage and is critical to our long-term sustainability. Each individual brings unique skills, experience and perspectives, and we recognise that we are strengthened by diversity. We are committed to providing a work environment in which everyone is treated fairly and with respect and has the opportunity to maximise their potential. We value promoting from within and seek to build a high-performance organisation through fair reward and recognition.

Recruitment is managed on a local basis by each Customer Sector Group, Minerals Exploration, Marketing and Group Function. Employment is offered and provided based on merit. Every person applying for a job is evaluated according to their job-related skills, qualifications, abilities, aptitudes and alignment with Our BHP Billiton Charter values. We acknowledge that targeted affirmative action may be required to address historical imbalances and past discrimination through programs such as Indigenous employment and training and Black Economic Empowerment.

Additional information relating to diversity, and employee policies and involvement at BHP Billiton is available in sections 5.17 and 7.8 of this Report and in the Sustainability Report 2012 available online at www.bhpbilliton.com.

2.8.6    Reducing our climate change impacts

As a global organisation operating in an energy-intensive industry, we are actively managing risks associated with climate change, which are discussed in section 1.5 of this Report.

Potential impacts of climate change on our organisation

In the medium and long-term, we are likely to see changes in the cost structures of our greenhouse gas (GHG) intensive assets as a result of regulatory requirements in the countries where we operate. This may also have implications for our suppliers and customers. Inconsistency of regulations, particularly between developed and developing countries, could affect the investment attractiveness of assets in different jurisdictions.

Potential physical impacts of climate change on our operations may include changes in precipitation patterns, increased storm intensities and higher average temperature levels, which may adversely affect the productivity and financial performance of our operations.

Reducing energy intensity and greenhouse gas emissions

We strive to continually improve energy and GHG management. Our operations with material emissions must implement and maintain Energy and GHG Management Plans. These plans include a five-year forecast and identification, evaluation and implementation of energy-efficiency and GHG-reduction projects.

Emissions abatement and energy savings are key considerations in our decision-making, and we undertake transparent public reporting of our emissions. In FY2012, our carbon-based energy intensity and GHG emissions intensity were lower than the FY2006 baseline, by 15 per cent and 16 per cent, resulting in the successful achievement of our FY2012 target of 13 per cent and six per cent respectively. This result was primarily driven by the use of hydroelectric power to supply 98 per cent of the electricity needs at our Mozal aluminium smelter in Mozambique. The result also reflects successful implementation of energy efficiency projects and reductions of fugitive methane emissions.

We work collaboratively with customers, communities and employees to reduce emissions and support internal emissions reduction projects. To this end, we committed to spending US$300 million over the 2008 to 2012 period to support the implementation of energy efficient and low GHG emission technologies. We exceeded our commitment, having spent US$430 million on projects, which are in various stages of implementation. While this commitment was realised in FY2012, we remain focused on establishing projects that reduce our energy consumption and carbon emissions footprint.

Future greenhouse gas emissions abatement and targets

In FY2011 and FY2012, our Customer Sector Groups identified GHG emissions abatement projects and committed to implementing the most cost-effective options from FY2012 through to FY2017. The suite of abatement projects successfully implemented in FY2012 will deliver an annual GHG emissions reduction of up to 260,000 tonnes. The combined effect of all abatement projects to be undertaken through to FY2017 has enabled us to set a target to limit FY2017 GHG emissions equal to or below FY2006 levels.

Engaging in policy development

The issues associated with climate change continue to be a challenge for governments, communities and industries around the world and it seems a global solution to climate change is some time away. Until then, nations are likely to continue to accelerate their domestic emissions reduction efforts and establish low-carbon economies, balancing their needs to ensure a reliable energy supply and sustain economic growth.

Governments globally are considering a variety of legislative and regulatory options to mitigate GHG emissions. In our view, assessing these options requires an understanding of their likely effectiveness, scale and cost, as well as their implications for economic growth and quality of life. We take an active role in climate change policy development in the key regions where we operate and market our products. We have developed six principles that outline what we believe climate change policies should deliver to best tackle carbon emission reduction: clear price signal; revenue neutral; trade friendly; broad-based, predictable and gradual; simple and effective. In all instances of climate change policy development, we analyse and compare the various policy options by evaluating the degree to which they meet these principles. Although we are committed to contributing to the public debate on climate change, including sharing our knowledge and experience, we recognise that it is for government and society as a whole to decide which direction to take.

In recent years, we have actively engaged with the Australian Government on the development and implementation of its climate change policy response. During FY2012, we commented on the Australian Government’s draft Energy White Paper 2011, which will become the policy framework for government decision-making regarding energy sources in the years ahead. In terms of the carbon price introduced in July 2012, as part of the Australian Government’s Clean Energy Future Plan, we continue to hold the view that this is just one of the potential policy measures that government can adopt to address climate change and that any policy response should be broad-based and use a portfolio of complementary measures to deliver abatement. Independently, we maintain the Carbon Pricing Protocol, an internal mechanism for pricing carbon and determining carbon price impacts on our greenfield and brownfield developments and on mergers and acquisitions. The Carbon Pricing Protocol is updated annually to reflect internal and external carbon price modelling and the proposed treatment of carbon permits in countries where we operate.

2.8.7    Managing water

The sustainability of our operations relies on our ability to obtain the appropriate quality and quantity of water and to use this resource responsibly.

Managing water is a complex issue

Increased competition for water, due to population growth, urbanisation and industrialisation, is affecting the quantity and quality of available water resources and poses a potential operational risk for our business. The social, cultural, environmental, ecological and economic values of water have led to greater scrutiny of responsible water use and expectations from our stakeholders for improved resource stewardship. We are experiencing greater governance, regulation and performance requirements in response to these expectations. At the same time, climate change is likely to make the patterns and cycles of water flows less predictable, requiring flexible and adaptive responses. We also consider the cumulative effects on water resources when multiple operations are active within a region.

Managing water risks across our operations

Water risks and impacts experienced by our operations vary from region to region and from site to site, with some sites facing multiple and conflicting risks, including water scarcity, water excess and water quality issues.

The range of potential water-related risks and their potential impacts on water resources, biodiversity and communities makes managing water a complex task for our businesses. To ensure these impacts are managed to an acceptable level, all operations are required to develop a Water Management Plan. This plan takes into consideration the baseline quantity and quality of water potentially affected and quantifies the acceptable level of impact to water resources, taking into account regulatory requirements and stakeholder expectations. It also details the preventive and mitigating controls necessary to achieve the acceptable level of impact, with each operation required to implement a monitoring and review program that verifies the effectiveness of these controls.

In FY2012, we achieved our water target with a 29 per cent improvement in the ratio of water recycled/reused to high-quality water consumed when compared with the FY2007 base year. This was primarily due to the reduction in high-quality water use and increase in desalinated water use at our Base Metals Escondida Asset.

Our new water target requires all operations with water-related material risks, including volume and quality considerations, to set targets and implement projects to reduce their impact on water resources. This target recognises the local and regional context of water by including all material risks, rather than adhering to a single metric based on water use reduction, and allows operations to define the necessary projects that will best address their material water risks.

Onshore US and hydraulic fracturing

In line with our strategy to have a suite of diversified commodities, we made a significant investment in natural gas and liquids by acquiring the US Fayetteville shale resource from Chesapeake Energy Corporation in March 2011 and subsequently acquiring Petrohawk Energy Corporation in August 2011, which now form our Petroleum Onshore US business. Extracting oil and gas from shale involves hydraulic fracturing. Hydraulic fracturing is an essential and common practice in the oil and gas industry to stimulate production of natural gas and oil from dense subsurface rock formations. Hydraulic fracturing involves using water, sand and a small amount of chemicals to fracture the hydrocarbon-bearing rock formation to allow flow of hydrocarbons into the wellbore.

Public concerns have been raised about hydraulic fracturing, including potential environmental impacts of the hydraulic fracturing fluid, its potential effect on drinking water aquifers, the handling and disposal of waste water produced from the wells, and the visual, noise and traffic impacts on the use of the surface land. The oil and gas industry is well established and is subject to federal, state and local regulations requiring permits for well construction, drilling and waste water disposal. The waste water produced from the wells, including the hydraulic fracturing fluids, is disposed of safely in accordance with applicable oil and gas industry regulations and BHP Billiton’s operating standards. The composition of hydraulic fracturing fluids, including chemicals, is publicly disclosed in FracFocus, the hydraulic fracturing Chemical Disclosure Registry (www.fracfocus.org). Our priority is to safely develop these operations in a way that protects the health and safety of the environment and the communities in which we operate.

Developing new water accounting standards

Unlike the more developed accounting approach to GHG emissions, there is no internationally consistent approach to water accounting and reporting. During FY2012, we piloted the Minerals Council of Australia’s Water Accounting Framework at several of our sites. From FY2013, we will align our water reporting across all our operations with the framework, which aims to improve data integrity, allow more meaningful analysis to inform policy-making and deliver improved outcomes for industry and communities.

2.8.8    Managing land and enhancing biodiversity

We seek to deliver lasting benefits to the environment and communities by improving natural resource management and enhancing biodiversity. Securing access to land and managing it effectively are essential components of our commitment to operate in a responsible and sustainable manner. We depend upon biodiversity and the related benefits derived from ecosystems, which include food, air and water.

Biodiversity and land is a complex issue

We appreciate the importance of preserving biodiversity and the challenge this presents to all land users. Host governments and communities are seeking a greater demonstration of effective land stewardship as a critical component in their decision to grant land access. This is exacerbated by growing competition for land, whether it is for mining, agriculture, forestry, water supply or biodiversity conservation. Increasingly, operations are located within areas of greater environmental or social sensitivity. Consequently, this requires broader consideration of how we manage land use and biodiversity at our operations and how this is balanced with other societal needs. Obtaining community support is most challenging when there is strong competition for the use of the land, such as the competition between resource development and agriculture.

Biodiversity, land and our business

We assess and manage the potential land and biodiversity impacts of our operations throughout their life cycle. Our Environment GLD requires all operations to have Land and Biodiversity Management Plans that incorporate baseline and impact assessments, controls designed to mitigate impacts on biodiversity and the related benefits derived from ecosystems, and monitoring programs to verify the effectiveness of controls. Operations are required to adhere to a formal management hierarchy that begins with avoiding disturbance, followed by mitigating negative impacts, rehabilitating land (both during operation and at closure) and undertaking compensatory actions, such as biodiversity offsets, at our operations. We rehabilitate disturbed areas consistent with the pre disturbance land use or alternative land uses developed in consultation with stakeholders. We have explicit commitments relating to exploration and extraction of resources in areas of high environmental sensitivity and also in relation to threatened species.

Managing land access

Our approach to land access is undertaken on a case-by-case basis, and takes into account potential environmental, societal, economic or cultural impacts. We first consider what land we need. We then look at our possible short-term and long-term impacts on that land, including the effects that our use may have on biodiversity and the related benefits derived from ecosystems. We also seek to identify the present and past uses of the land and any landowners, occupiers and users who may be affected by our activities. Compensatory actions, such as biodiversity offsets, may be undertaken where residual impacts exceed the acceptable level of impact to biodiversity, land use or water resources.

Addressing land rehabilitation challenges

The rehabilitation of land no longer required for our activities continues to be a central part of our approach to managing our effects on land. In 2007, we established a target of achieving a 10 per cent improvement in the land rehabilitation index (the ratio of land rehabilitated to land disturbed). We did not achieve our land rehabilitation target due to the growth of some of our operations and the challenges associated with progressive rehabilitation while an operation is active. This delayed our ability to rehabilitate land for suitable uses that meet environmental and stakeholder requirements.

Enhancing biodiversity and contributing to conservation

Improving our management of land and enhancing biodiversity are essential to operating in a responsible and sustainable manner. In July 2012, we introduced new biodiversity and conservation targets. The first target focuses on a core business requirement to implement management plans that include controls to prevent, minimise, rehabilitate and offset impacts to biodiversity and the related benefits derived from ecosystems. In addition to this, we have introduced a conservation target, which will see the Group finance the conservation and ongoing management of areas of high biodiversity and ecosystem value that are of national or international conservation significance. As a result of this conservation target, we will broaden our environmental activities beyond what could be achieved by our operations alone. This conservation work will be largely supported by the five-year alliance established in FY2012 between Conservation International and BHP Billiton, which aims to deliver significant and lasting benefits to the environment by preserving areas of high conservation value.

Managing waste

Mining and mineral processing operations produce large quantities of mineral waste, including waste rock, tailings and slag, which need to be effectively managed. Our operations are required to have Waste Management Plans, which address waste minimisation, storage, transportation and disposal. These plans are maintained to control risk of adverse impacts on the environment and communities.

Tailings dams are constructed and operated to engineering standards, and monitored and assessed to manage material risks, including the risk of failure. Mineral wastes are analysed for physical and geochemical characteristics to identify potential impacts arising from erosion, acid rock drainage, salinity, radioactivity and metal leaching. We do not dispose of tailings or waste rock into river or marine environments.

2.8.9    Ensuring meaningful engagement with our stakeholders

We engage regularly, openly and honestly with people and organisations interested in and affected by our operations and take their views and concerns into account in our decision-making.

Effectively engaging with our stakeholders

We define stakeholders as those who are potentially affected by our operations or who have an interest in or an influence over what we do. Our key stakeholders include the investment community, shareholders, customers, media, business partners, employees and contractors, local and Indigenous communities, industry associations, suppliers, governments and regulators, non-government organisations (NGOs), community-based organisations and labour unions.

We seek to build trust with stakeholders at the earliest possible stage of a project’s life. Our Community GLD stipulates that a Stakeholder Engagement Management Plan be in place from the development phase of a project and be reviewed annually. The plans identify the interests and relationships of stakeholders and contain a range of culturally and socially inclusive engagement activities to encourage open communication. Our operations are required to measure the effectiveness of their stakeholder engagement by conducting mandatory community perception surveys every three years.

Engaging with NGOs through the Forum on Corporate Responsibility

Established in 1999, the Forum on Corporate Responsibility currently includes six members from our Group Management Committee (GMC) and eight senior leaders from the NGO sector. The NGO members have extensive experience in regions where we have business interests, including South America, west Africa, Australia and the United Kingdom. Our Chief Executive Officer chairs the meetings, which were held twice during FY2012.

The Forum encourages open discussion and expression of views on environmental, socio-economic, geopolitical and ethical issues. Sustainability issues discussed in the past financial year included energy choices; biodiversity; Indigenous people and free prior and informed consent; resource endowment and benefit sharing; and consideration of our new HSEC targets. While we are not bound by the advice of the Forum and the Forum does not necessarily endorse the Company’s decisions, the meeting provides insight into society’s current priorities and an opportunity to understand and debate issues from multiple viewpoints.

Acknowledging customary rights

At a very early stage in a project, before any substantive work is carried out on the ground, we seek to identify landowners, occupiers and users who may be affected by our activities. Knowing who owns and uses the land is critical to establishing an effective community consultation and engagement program.

In instances where land may be used for customary purposes and no formal land title has been issued, information is sought from relevant organisations to determine those groups with connections to the land. This includes government authorities with responsibilities for customary land uses and any Indigenous peoples’ representative organisations. Surveys are commissioned to identify the customary owners and how the land is being used to ensure these uses are taken into account in our development plans.

Committed to broad-based community support

We require greenfield or significant expansion projects to obtain support from stakeholders before proceeding with development. Such broad-based community support is distinct from achieving free prior and informed consent, which we seek when it is mandated and defined by law.

Addressing community concerns

Our operations are required to have local processes to accept, assess and resolve community concerns, complaints and grievances about the performance or behaviour of BHP Billiton and our people. As part of the complaint resolution process, all complaints and grievances are required to be acknowledged, documented and investigated internally. As required, appropriate actions are implemented and complainants are advised of the outcome.

2.8.10    Making a positive contribution to society

We develop partnerships that promote social and economic development and benefit the broader community. We work with host governments and other organisations to create transparency of the broad economic benefits to communities generated from our operations.

Our broad socio-economic contribution

At a Group level, we are an active participant in industry and sustainable development forums, such as the International Council on Mining and Metals (ICMM), and we are a member of the World Business Council for Sustainable Development.

We seek to understand our socio-economic impact on local communities and host regions through our participation in the ICMM’s multi-stakeholder Resource Endowment initiative (REi). The REi aims to enhance the mining industry’s socio-economic contribution to the countries and communities where organisations like BHP Billiton operate, by better understanding the factors that either inhibit or promote social and economic development that are linked to large-scale mining projects.

We engage with governments on a range of policy issues and also play a role in advocating transparent and ethical governance, through our own actions and in discussion with opinion leaders.

Economic value for regional economies is generated through revenues, employee compensation and other operating costs, donations and other community investments, retained earnings and payments to capital providers and to governments. Nationally and regionally, we contribute taxes and royalties to governments that in turn provide infrastructure and services to their constituents. Additionally, we often develop infrastructure that provides local communities and businesses with benefits, such as airports, roads, community childcare centres and medical clinics.

Training and employing local people is important to us. However, our ability to have a significant impact on unemployment is limited by the nature of our operations as typically we require highly skilled people with relevant industry and technical experience. We make a broader economic contribution through indirect employment, where we focus on building the capacity of local businesses to provide us with a diverse range of services and products. Our approach is to source locally if a product or service that meets our requirements is available. In FY2012, 45 per cent of our Group spend was with local and regional suppliers. Local and regional spend, in this context, refers to spend within communities in which we operate and the regions, such as states and provinces, where our operations are located.

We also voluntarily invest one per cent of our pre-tax profit, calculated on the average of the previous three years’ pre-tax profit, in community programs that aim to have a long-lasting positive impact on people’s quality of life. This includes implementing new and supporting existing community projects.

Community development programs

Our community development programs are focused on improving the quality of life of people in our host communities.

Each community development project is required to be linked to a Community Development Management Plan. In FY2012, as part of a GMC key performance indicator, all controlled operations developed and implemented Community Development Management Plans in compliance with our Community GLD.

Community development projects are selected on the basis of their capacity to have a positive impact on the quality-of-life indicators for the relevant community and enhance the Group’s licence to operate. Projects must have documented objectives specifically linked to the achievement of long-term sustainable community development and improvements in indicators identified in a social baseline study. We monitor progress by tracking changes in these indicators every three years. Prior to approval, community projects are required to be assessed in relation to anti-corruption requirements and are implemented in accordance with the BHP Billiton Code of Business Conduct.

During FY2012, our voluntary community investment totalled US$214 million (1), comprising cash, in-kind support and administrative costs and included a US$65 million contribution to our UK-based charitable company, BHP Billiton Sustainable Communities. The cash component of our FY2012 community investment of US$128.6 million comprises:

•	direct investment in community programs;

•	contributions to the Group’s charitable foundations, excluding BHP Billiton Sustainable Communities;

•	the Enterprise Development and socio-economic development components of our broad-based Black Economic Empowerment programs in South Africa.

Excluding the contribution to BHP Billiton Sustainable Communities, 51 per cent of our expenditure was invested in local communities, 38 per cent was invested regionally and the remaining 11 per cent was invested in national or international programs in countries where we operate.

Supporting employee contributions

In addition to the social programs directly supported by the Group, many of our employees make a valuable contribution to their local communities by giving their personal time and expertise to a range of activities. One of the most significant ways we support the efforts of our employees engaged in community activities is through our global Matched Giving Program, whereby the Company matches employee volunteering hours, fundraising and donation efforts. The program aims to strengthen local communities by supporting and encouraging employees who volunteer, fundraise or donate to not-for-profit organisations. In FY2012, more than 6,000 employees participated in the Matched Giving Program, volunteering a total of approximately 60,000 hours of their own time to community activities important to them. Employee contributions benefited more than 1,400 not-for-profit organisations, which received US$7.7 million from the Group as part of the program.

2.8.11    Understanding and managing our human rights impact

We have a responsibility to understand our potential impacts on human rights and to mitigate or eliminate them. We operate in accordance with the United Nations (UN) Universal Declaration of Human Rights and the UN Global Compact Principles. Our Charter and Code of Business Conduct and the performance requirements detailed in our GLDs support this commitment.

Our human rights due diligence process

Our human rights due diligence process requires our operations to identify and document key potential human rights risks by completing a human rights impact assessment (HRIA). HRIAs must be verified through an engagement process with stakeholders, validated by a qualified specialist every three years and internally reviewed on an annual basis. Where a HRIA identifies a material risk, a Human Rights Management Plan must be developed and implemented. Selected employees and contractors receive training on how to comply with BHP Billiton’s human rights commitments.

(1)	The expenditure represents BHP Billiton’s equity share, for both operated and non-operated joint venture operations.

Security and human rights

Our Security and Emergency Management GLD requires all our operations to identify and manage security-related material risks to our people and property. The nature and global reach of our business can result in our people working in countries where there is potential exposure to personal and business risk. Each country is assessed for the degree of risk associated with visiting, exploring and operating within it, and appropriate controls are developed to mitigate identified risks. The Voluntary Principles on Security and Human Rights (VPs) assists organisations to maintain the safety and security of their operations through the provision of an operating framework that upholds respect for human rights and fundamental freedoms.

We use both public and private security providers to protect our people and assets. Our Security and Emergency Management GLD requires private security providers engaged by BHP Billiton to be signatories to, or agree in writing to align with the International Code of Conduct for Private Security Providers. In addition to this, written advice is given to security providers outlining our commitment to the VPs and the expectation for private security providers, or request for public security providers, to operate consistently with these principles.

Occasionally, it is necessary to provide armed security protection for the safety of our people. Firearms are only deployed under a set of approved rules of engagement and when it can be demonstrated that no other options exist to protect a human life, to carry out stewardship requirements (such as injured livestock management) or as a means of last resort when threatened by dangerous wildlife. Criteria for the use of firearms and rules of engagement must comply with the International Association of Oil and Gas Producers, ‘Firearms and the Use of Force’ (Report number 320, Revision 2).

2.8.12    Reporting transparently and behaving ethically

Wherever we operate in the world, we strive to work with integrity – doing what is right and doing what we say we will do. We care as much about how results are achieved as we do about the results themselves. At BHP Billiton, we believe that to maintain our position as one of the world’s leading companies, we must commit to the highest ethical business practices and governance standards in all our dealings. We strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others.

As our operations expand globally, we increasingly confront the challenges of doing business in political, legal and commercial environments where corruption is a real risk. However, regardless of the country or culture within which our people work, our Anti-corruption GLD and the Code of Business Conduct forbid bribery and corruption in all our business dealings.

Particulars in relation to the Code of Business Conduct and anti-corruption are referred to in section 5.16 of this Report and in the Sustainability Report 2012 available online at www.bhpbilliton.com. Specific discussion on legal proceedings is available in section 8 of this Report.

Transparently reporting taxes

Through our membership of the ICMM, BHP Billiton supports the Extractive Industries Transparency Initiative (EITI), a global initiative to improve governance in resource-rich countries through the verification and full publication of company payments and government revenues from oil, gas and mining. We are committed to supporting and cooperating in the implementation of country-level EITI Work Plans as our host countries progress the initiative.

In line with our support for the EITI, we report in the Sustainability Report 2012 payment of taxes and royalties derived from resource development on a country-by-country basis. We presented the data as the taxes and royalty payments that we make as BHP Billiton, such as corporate income taxes and royalties, and those that we collect on behalf of employees.

Closure planning

Closure planning is a key consideration in the planning and development of our projects and operations. Operations are required to produce Life of Asset Plans, which detail the activities to develop the resource, and Closure Plans, which describe the proposed methods to rehabilitate and remediate following those activities and address closure obligations. In addition to our projects and operating assets, we are also responsible for a number of legacy operations that are in various stages of decommissioning, rehabilitation or post-closure care and maintenance. Information on our closure and rehabilitation provisions can be found in note 18 ‘Provisions’ to the financial statements.

Product stewardship

As our primary activities are in the extraction (and, in some cases, processing) stages of a product’s life cycle, the majority of the life cycles of our products occur after the products have left our control. We recognise there is strong business merit in implementing product stewardship programs with other participants in the life cycles of our products. We seek to work with those involved in the product life cycles to enhance environmental and social performance along the supply chain and to promote responsible product use and management. This approach applies to all stages of the supply chain from product storage to transport, consumption, recycling and disposal of our products and by-products.

In FY2012, we engaged in a number of product stewardship initiatives such as the Responsible Jewellery Council, Steel Stewardship Forum and Responsible Aluminium. For other commodities, including copper and nickel, we participate in the stewardship programs incorporated within industry associations.

As a member of the ICMM, we have also committed to implementing the ICMM Sustainable Development Framework, which requires that we facilitate and encourage responsible design, use, reuse, recycling and disposal of our products.

Many of our products are required to have a specific materials safety data sheet (MSDS). These MSDSs outline the relevant health, safety and environmental aspects of our products and are provided to customers and the transporters of our products.

Managing our suppliers

Our contractors and suppliers have requirements in their contracts consistent with Our Charter, Code of Business Conduct, and Anti-corruption GLD and Health, Safety, Environment and Community GLDs. In our Supply ‘Source to Contract’ GLD, we specify that our suppliers align with these requirements, as well as with our zero tolerance to a number of human rights issues, including child labour, inhumane treatment of employees and forced or compulsory labour. All contracted suppliers are categorised depending on their HSEC and business conduct risk, and our level of commercial dependency, and a procedure to engage with each supplier is developed appropriate to the level of risk.

2.9    Employees

People are the foundation of our business and underpin our success. We value our people and encourage the development of talented and motivated individuals to support the continued performance and growth of our diverse operations. We strive to build a sense of purpose and achievement among all our people in the work we do.

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

In FY2012, we had an average of 46,370 employees working in more than 100 locations worldwide. We had an average of 78,813 contractors globally (2011: 64,548; 2010: 58,563). Females comprise 17 per cent of our workforce. Approximately 10 per cent of our 406 senior leaders are female. For further information about our approach to diversity, please refer to section 5.17.

The table below provides a breakdown of the average number of employees, in accordance with our International Financial Reporting Standards (IFRS) reporting requirements, which includes our proportionate share of jointly controlled entities’ employees, the Executive Director and 100 per cent of employees of subsidiary companies, by CSG for each of the past three financial years. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during a particular year are included for the period of ownership. Contractors are not included in the figures below.

CSG	FY2012	FY2011	FY2010
Petroleum	3,058	2,308	2,178
Aluminium	5,050	4,599	4,471
Base Metals	8,775	7,602	7,434
Diamonds and Specialty Products	1,905	1,737	1,689
Stainless Steel Materials	3,578	3,412	3,481
Iron Ore	5,784	4,047	3,624
Manganese	2,760	2,426	2,549
Metallurgical Coal	4,535	4,019	3,533
Energy Coal	8,977	8,752	8,762
Group and unallocated	1,948	1,855	1,849

Total	46,370	40,757	39,570

The table below provides a breakdown of our average number of employees by geographic location for each of the past three financial years.

	FY2012	FY2011	FY2010
Africa	10,311	10,061	10,622
Asia	1,114	970	816
Australasia	19,330	16,290	15,178
Europe	532	492	515
North America	4,166	3,168	2,971
South America	10,917	9,776	9,468

Total	46,370	40,757	39,570

2.10    Organisational structure

2.10.1    General

The BHP Billiton Group consists of the BHP Billiton Limited Group and the BHP Billiton Plc Group as a combined enterprise, following the completion of the DLC merger in June 2001. Refer to note 25 ‘Subsidiaries’ to the financial statements for a list of BHP Billiton Limited and BHP Billiton Plc significant subsidiaries.

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

The conditions have effect indefinitely, subject to amendment of the Australian Foreign Acquisitions and Takeovers Act 1975 or any revocation or amendment by the Treasurer of Australia. If BHP Billiton Limited no longer wishes to comply with these conditions, it must obtain the prior approval of the Treasurer. Failure to comply with the conditions attracts substantial penalties under the Foreign Acquisitions and Takeovers Act.

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

2.11.2    Merger Agreement with Petrohawk Energy Corporation

The Offer

On 14 July 2011, BHP Billiton Limited, BHP Billiton Petroleum (North America) Inc. (Parent), North America Holdings II Inc. (Purchaser), and Petrohawk Energy Corporation, (Petrohawk), entered into an Agreement and Plan of Merger (Merger Agreement), pursuant to which Purchaser commenced an offer (Offer) to acquire all of the outstanding shares of Petrohawk’s common stock, par value US$0.001 per share (Shares), for US$38.75 per Share, net to the seller in cash (Offer Price), without interest.

The Merger

The Merger Agreement also provided that, following consummation of the Offer and satisfaction or waiver of certain customary conditions, Purchaser would be merged with and into Petrohawk (Merger), with Petrohawk surviving as a wholly owned subsidiary of Parent. Upon completion of the Merger, each untendered Share outstanding immediately prior to the effective time of the Merger (excluding those Shares that are held by (i) Parent, Petrohawk or their respective wholly owned subsidiaries and (ii) stockholders of Petrohawk who properly demand appraisal in connection with the Merger under the Delaware General Corporation Law (DGCL)) would be converted into the right to receive the Offer Price.

If Purchaser held 90 per cent or more of the outstanding Shares following the consummation of the Offer (Short-Form Threshold), the parties would effect the Merger as a short-form merger under the DGCL without the need for approval by Petrohawk’s stockholders.

Conditions to the Offer

Consummation of the Offer was subject to several conditions, including: (i) that a majority of the Shares outstanding (generally determined on a fully diluted basis) be validly tendered and not properly withdrawn prior to the expiration date of the Offer; (ii) clearance from the Committee on Foreign Investment in the United States; (iii) the absence of a material adverse effect on Petrohawk; and (iv) certain other customary conditions. The Offer was not subject to a financing condition.

Representations and warranties, covenants, termination fee

Petrohawk made customary representations, warranties and covenants in the Merger Agreement. Petrohawk’s covenants included covenants relating to Petrohawk’s conduct of its business between the date of the Merger Agreement and the closing of the Merger, restrictions on soliciting proposals for alternative transactions, public disclosures and other matters. The Merger Agreement contained certain termination rights of Parent and Petrohawk and provided that, upon the termination of the Merger Agreement under specified circumstances, Petrohawk would be required to pay Parent a termination fee of US$395 million.

The foregoing description of the Offer, the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Completion of the Offer

On 21 August 2011, we announced that at the end of Friday, 19 August 2011, approximately 293.9 million Petrohawk shares had been validly tendered and not withdrawn, including approximately 36 million Petrohawk shares tendered by guaranteed delivery. The tendered shares represented 97.4 per cent of the outstanding shares of Petrohawk, thus satisfying the Short-Form Threshold provision of the Merger Agreement. We also announced that following payment for all shares validly tendered and not withdrawn, we expected to effect a short-form merger under Delaware law as promptly as possible. The short-form merger was effected on 25 August 2011.

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

2.12.1    Directors

The management and control of the business and affairs of BHP Billiton are vested in the Board of Directors, which may exercise all powers of BHP Billiton, other than those which are required to be exercised or done by BHP Billiton in a general meeting.

2.12.2    Power to issue securities

BHP Billiton may, pursuant to the Constitution and Articles of Association, issue any shares or other securities (including redeemable shares) with preferred, deferred or other special rights, obligations or restrictions as and when the Directors may determine and on any other terms the Directors consider appropriate, provided that:

•	any such issue does not affect any special rights conferred on the holders of any shares;

•	any such issue is subject to the provisions regarding shareholder approval in the Constitution and Articles of Association;

•	the rights attaching to a class other than ordinary shares are expressed at the date of issue.

2.12.3    Restrictions on voting by Directors

A Director may not vote in respect of any contract or arrangement or any other proposal in which he or she has a material personal interest. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he or she is not entitled to vote.

In addition, under the UK Companies Act 2006, a Director has a duty to avoid a situation in which he or she has (or can have) a direct or indirect interest that conflicts (or may conflict) with the interests of the company. The duty is not infringed, if among other things, the situation is authorised by non-interested Directors. The Articles of Association of BHP Billiton Plc enable the Board to authorise a matter that might otherwise involve a Director breaching his or her duty to avoid conflicts of interest. An interested Director may not vote or be counted towards a quorum for a resolution authorising such a situation. Where the Board gives such authorisation, the Board may prohibit, or may establish regulations which prohibit, the relevant Director from voting on any matter relating to the conflict. The Board has adopted procedures to manage these voting restrictions.

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

2.12.5    Retirement of Directors

In 2011, the Board adopted a policy consistent with the UK Corporate Governance Code, under which all Directors must, if they wish to remain on the Board, seek re-election by shareholders annually. This policy took effect at the 2011 Annual General Meetings, and replaced the previous system, as set out in the Constitution and Articles of Association, under which Directors were required to submit themselves to shareholders for re-election at least every three years.

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

Voting rights

Voting at any general meeting of BHP Billiton Limited shareholders can, in the first instance, be conducted by a show of hands unless a poll is demanded by any of the following (except in relation to the election of a chairman of a meeting or, unless the Chairman otherwise determines, the adjournment of a meeting), or is otherwise required (as outlined below):

•	the Chairman;

•	any shareholder under the law; or

•	the holder of the BHP Billiton Limited Special Voting Share.

Voting at any general meeting of BHP Billiton Plc can, in the first instance, be conducted by a show of hands unless a poll is demanded by any of the following, (except in relation to the election of a chairman of a meeting or, unless the Chairman otherwise determines, the adjournment of a meeting), or is otherwise required (as outlined below):

•	the Chairman;

•	not less than five members present in person or by proxy and entitled to vote;

•	a member or members present in person or by proxy and representing not less than five per cent of the total voting rights of all the members having the right to vote at the meeting; or

•	the holder of the BHP Billiton Plc Special Voting Share.

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

•

Subject to the special rights attaching to any preference shares, but in priority to any payment of dividends on all other classes of shares, the holder of the Equalisation Share (if any) shall be entitled to be paid such dividends as are declared or paid thereon.

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

•

Subject to the rights attaching to the cumulative preference shares and the BHP Billiton Plc Special Voting Share, but in priority to any payment of dividends on all other classes of shares, the holder of the Equalisation Share shall be entitled to be paid such dividends as the Board may decide to pay thereon.

•	Any surplus remaining after payment of the distributions above shall be payable to the holders of the BHP Billiton Plc ordinary shares in equal amounts per BHP Billiton Plc ordinary share.

2.12.7    Right on a return of assets on liquidation

On a return of assets on liquidation of BHP Billiton Limited, the assets of BHP Billiton Limited remaining available for distribution among shareholders, after giving effect to the payment of all prior ranking amounts owed to all creditors and holders of preference shares, and to all prior ranking statutory entitlements, shall be applied in paying to the holders of the BHP Billiton Limited Special Voting Share and the Equalisation Share (if

any) an amount of up to A$2.00 on each such share, on an equal priority with any amount paid to the holders of BHP Billiton Limited ordinary shares, and any surplus remaining shall be applied in making payments solely to the holders of BHP Billiton Limited ordinary shares in accordance with their entitlements.

On a return of assets on liquidation of BHP Billiton Plc, subject to the payment of all prior ranking amounts owed to the creditors of BHP Billiton Plc and to all prior ranking statutory entitlements, the assets of BHP Billiton Plc to be distributed on a winding-up shall be distributed to the holders of shares in the following order of priority:

•

To the holders of the cumulative preference shares, the repayment of a sum equal to the nominal capital paid up or credited as paid up on the cumulative preference shares held by them and accrual, if any, of the Preferential Dividend, whether such dividend has been earned or declared or not, calculated up to the date of commencement of the winding-up.

•

To the holders of the BHP Billiton Plc ordinary shares and to the holders of the BHP Billiton Plc Special Voting Share and the Equalisation Share, the payment out of surplus, if any, remaining after the distribution above of an equal amount for each BHP Billiton Plc ordinary share, the BHP Billiton Plc Special Voting Share and the Equalisation Share, if issued, subject to a maximum in the case of the BHP Billiton Plc Special Voting Share and the Equalisation Share of the nominal capital paid up on such shares.

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

2.12.9    Capital calls

Subject to the terms on which any shares may have been issued, the Board may make calls on the shareholders in respect of all monies unpaid on their shares. BHP Billiton has a lien on every partly paid share for all amounts payable in respect of that share. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by the Board (subject to receiving at least 14 days’ notice specifying the time and place for payment). A call is considered to have been made at the time when the resolution of the Board authorising the call was passed.

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

The Board may and shall on requisition in accordance with applicable laws call a general meeting of the shareholders at the time and place or places and in the manner determined by the Board. No shareholder may convene a general meeting of BHP Billiton except where entitled under law to do so. Any Director may convene a general meeting whenever the Director thinks fit. General meetings can also be cancelled, postponed or adjourned, where permitted by law or the Constitution or Articles of Association. Notice of a general meeting must be given to each shareholder entitled to vote at the meeting and such notice of meeting must be given in the form and manner in which the Board thinks fit. Five shareholders of the relevant company present in person or by proxy constitute a quorum for a meeting. A shareholder who is entitled to attend and cast a vote at a general meeting of BHP Billiton may appoint a person as a proxy to attend and vote for the shareholder in accordance with the law.

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

Share control limits imposed by the Constitution and the Articles of Association, as well as relevant laws, are described in sections 2.7.2 and 2.10.2 of this Report.

2.12.14    Documents on display

You can consult reports and other information about BHP Billiton Limited that it has filed pursuant to the rules of the ASX at www.asx.com.au. You can consult reports and other information filed for publication by BHP Billiton Plc pursuant to the rules of the UK Listing Authority at the Authority’s document viewing facility (the National Storage Mechanism). Information filed on the ASX, or pursuant to the rules of the UK Listing Authority is not incorporated by reference into this Annual Report. The documents referred to in this Annual Report as being available on our website, www.bhpbilliton.com, are not incorporated by reference and do not form part of this Annual Report.

BHP Billiton Limited and BHP Billiton Plc both file annual and special reports and other information with the SEC. These filings are available on the SEC website at www.sec.gov. You may also read and copy any document that either BHP Billiton Limited or BHP Billiton Plc files at the SEC’s public reference room located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 or access the SEC website at www.sec.gov for further information on the public reference room.

2.13    Reserves

2.13.1    Petroleum reserves

Reserves and production

BHP Billiton Petroleum reserves are estimated and reported according to SEC standards. For FY2012, our proved oil and gas reserves have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X. Proved oil and gas reserves are those quantities of crude oil, natural gas and natural gas liquids (NGL), which, by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs, and under existing economic conditions, operating methods, operating contracts and government regulations. Unless evidence indicates that renewal of existing operating contracts is reasonably certain, estimates of economically producible reserves only reflect the period before the contracts expire. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence within a reasonable time. Developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods and through installed extraction equipment and infrastructure operational at the time of the reserve estimate if the extraction is by means not involving a well. As specified in Rule 4-10(a) of Regulation S-X, oil and gas prices are taken as the unweighted average of the corresponding first day of the month prices for the twelve months prior to the ending date of the period covered.

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

The Petroleum Reserves Group (PRG) is a dedicated group that provides overall oversight of the reserves assessment and reporting processes. It is independent of the various asset teams directly responsible for development and production activities. The PRG is staffed by individuals averaging over 30 years’ experience in the oil and gas industry. The manager of the PRG, Tina Obut, a full-time employee of BHP Billiton, is the individual responsible for overseeing the preparation of the reserves estimates and compiling the information for inclusion in this Report. She has an advanced degree in engineering and over 20 years of diversified industry experience in reservoir engineering, reserves assessment, and technical management and is a 25-year member of the Society of Petroleum Engineers (SPE). The PRG manager has reviewed and agrees with the information included in section 2.13.1 of this Report. No part of the individual compensation for members of the PRG is dependent on reported reserves.

Production for FY2012 totalled 222 MMboe in sales and an additional 6 MMboe in non-sales production, typically fuel, consumed in our petroleum operations. During FY2012, Petroleum added a total of 953 MMboe (1) of proved oil and gas reserves. The largest component was the acquisition of the Petrohawk Energy Corporation onshore conventional and shale assets accounting for 617 MMboe of proved reserves. Additional minor property acquisitions and sales added a net 6.5 MMboe.

(1)	Total boe conversion is based on the following: 6,000 scf of natural gas equals 1 boe.

Excluding purchases and sales of reserves, Petroleum added a total of 330 MMboe to proved reserves, replacing 148 per cent of production sales, through extensions, discoveries, revisions and improved recovery. Additions from extensions and discoveries were 36 MMboe and include new development projects planned in the Pyrenees offshore complex in Australia and development drilling in the Fayetteville and Eagle Ford fields located onshore US. Additions from revisions were 259 MMboe and are mostly related to infill drilling, since acquisition, in the Eagle Ford field. Additions from improved recovery were 35 MMboe and are associated with water injection projects in Mad Dog and Shenzi fields in the offshore US Gulf of Mexico (GOM).

Petroleum’s reserves are estimated as of 30 June 2012. Reserve assessments for all Petroleum properties were conducted by technical staff within the operating organisation. These individuals meet the professional qualifications outlined by the Society of Petroleum Engineers, are trained in the fundamentals of SEC reserves reporting and the reserves processes and are endorsed by the PRG. Each reserve assessment is reviewed annually by the PRG to ensure technical quality, adherence to internally published Petroleum CSG Guidelines and compliance with SEC reporting requirements. Once endorsed by the PRG, all reserves receive final endorsement by senior management and the Risk and Audit Committee prior to public reporting. Our internal Group Audit Services provides secondary assurance of the oil and gas reserve reporting processes through annual audits.

These results are summarised in the tables below, which detail estimated oil, condensate, NGL and natural gas reserves at 30 June 2012, 30 June 2011 and 30 June 2010, with a reconciliation of the changes in each year. Reserves have been calculated using the economic interest method and represent net interest volumes after deduction of applicable royalty. Reserves include quantities of oil, condensate, NGL and natural gas that will be produced under two production and risk-sharing arrangements that involve the Group in upstream risks and rewards without transfer of ownership of the products. At 30 June 2012, approximately four per cent of proved developed and undeveloped oil, condensate and NGL reserves and two per cent of natural gas reserves are attributable to those arrangements. Reserves also include volumes calculated by probabilistic aggregation of certain fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserves volumes which may not be realised upon divestment on an individual property basis.

Millions of barrels	Australia	United States	Other	Total
Proved developed and undeveloped oil, condensate and NGL reserves (a)(b)
Reserves at 30 June 2009	333.1	195.9	56.6	585.6

Improved Recovery	11.0	0.0	0.0	11.0
Revisions of previous estimates	5.9	73.4	(2.4)	76.9
Extensions and discoveries	6.9	49.2	7.5	63.6
Purchase/sales of reserves	0.0	0.0	0.0	0.0
Production (c)	(40.2)	(44.1)	(12.8)	(97.1)

Total changes	(16.4)	78.5	(7.7)	54.4

Reserves at 30 June 2010	316.7	274.4	48.9	640.0

Improved Recovery	0.7	22.0	0.0	22.7
Revisions of previous estimates	2.0	1.6	3.7	7.3
Extensions and discoveries	3.2	1.6	0.2	5.0
Purchase/sales of reserves	0.0	0.0	0.0	0.0
Production (c)	(48.4)	(32.2)	(11.3)	(91.9)

Total changes	(42.5)	(7.0)	(7.4)	(56.9)

Reserves at 30 June 2011	274.2	267.4	41.5	583.1

Improved Recovery	0.0	34.1	0.0	34.1
Revisions of previous estimates	9.0	170.3	5.0	184.3
Extensions and discoveries	8.8	5.0	0.0	13.8
Purchase/sales of reserves	0.0	73.9	0.0	73.9
Production (c)	(39.1)	(36.6)	(9.6)	(85.3)

Total changes	(21.3)	246.8	(4.6)	220.9

Reserves at 30 June 2012 (d)	252.8	514.3	36.9	804.0

Developed
Proved developed oil, condensate and NGL reserves
as of 30 June 2009	182.2	98.7	51.5	332.4
as of 30 June 2010	217.1	108.9	44.4	370.4
as of 30 June 2011	176.3	94.8	39.2	310.3
Developed Reserves as of 30 June 2012	155.3	171.1	36.7	363.2

Undeveloped
Proved undeveloped oil, condensate and NGL reserves
as of 30 June 2009	150.9	97.2	5.1	253.2
as of 30 June 2010	99.6	165.5	4.5	269.6
as of 30 June 2011	97.9	172.6	2.3	272.8
Undeveloped Reserves as of 30 June 2012	97.5	343.2	0.1	440.8

(a)	Small differences are due to rounding to first decimal place.

(b)	NGL is extracted separately from crude oil and natural gas and reported as a liquid.

(c)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.

(d)	Total proved oil, condensate and NGL reserves include 5.3 million barrels derived from probabilistic aggregation of reserves from reservoirs dedicated to the North West Shelf gas project only.

Billions of cubic feet	Australia (b)	United States	Other	Total
Proved developed and undeveloped natural gas reserves
Reserves at 30 June 2009 (a)(e)	3,789.7	92.8	892.0	4,774.5

Improved Recovery	40.5	0.0	23.6	64.1
Revisions of previous estimates	94.2	2.2	(51.5)	44.9
Extensions and discoveries	1.6	9.3	0.0	10.9
Purchase/sales of reserves	0.0	0.0	0.0	0.0
Production (c)	(259.7)	(17.7)	(91.3)	(368.7)

Total changes	(123.4)	(6.1)	(119.2)	(248.8)

Reserves at 30 June 2010 (e)	3,666.3	86.6	772.8	4,525.7

Improved Recovery	0.0	3.5	0.0	3.5
Revisions of previous estimates	582.8	197.9	12.4	793.1
Extensions and discoveries	63.7	0.3	31.6	95.6
Purchase/sales of reserves	0.0	2,490.6	0.0	2,490.6
Production (c)	(274.7)	(49.1)	(81.2)	(405.0)

Total changes	371.8	2,613.1	(37.2)	2,977.7

Reserves at 30 June 2011	4,038.1	2,729.8	735.6	7,503.5

Improved Recovery	0.0	3.3	0.0	3.3
Revisions of previous estimates	90.1	328.1	29.1	447.3
Extensions and discoveries	6.6	128.3	0.0	134.9
Purchase/sales of reserves	0.0	3,297.3	0.0	3,297.3
Production (c)(f)	(276.1)	(458.4)	(122.6)	(857.2)

Total changes	(179.5)	3,298.7	(93.5)	3,025.7

Reserves at 30 June 2012 (d)	3,858.6	6,028.5	642.1	10,529.2

Developed
Proved developed natural gas reserves
as of 30 June 2009 (e)	1,899.0	38.5	383.7	2,321.2
as of 30 June 2010	1,724.8	30.3	236.8	1,991.9
as of 30 June 2011	1,754.0	1,122.1	719.9	3,596.0
Developed Reserves as of 30 June 2012	1,619.0	2,742.5	634.5	4,996.0

Undeveloped
Proved undeveloped natural gas reserves
as of 30 June 2009 (e)	1,890.7	54.3	508.3	2,453.3
as of 30 June 2010	1,941.5	56.3	536.0	2,533.8
as of 30 June 2011	2,284.1	1,607.7	15.7	3,907.4
Undeveloped Reserves as of 30 June 2012	2,239.6	3,286.0	7.6	5,533.2

(a)	Small differences are due to rounding to first decimal place.

(b)	Production for Australia includes gas sold as LNG.

(c)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.

(d)	Total proved natural gas reserves include 158.9 billion cubic feet derived from probabilistic aggregation of reserves from reservoirs dedicated to the North West Shelf gas project only.

(e)	Does not include volumes expected to be consumed by operations.

(f)	Production includes volumes consumed by operations.

Millions of barrels of oil equivalent (a)	Australia	United States	Other	Total
Proved developed and undeveloped oil, condensate, natural gas and NGL reserves (b)
Reserves at 30 June 2009 (e)	964.7	211.4	205.3	1,381.4

Improved Recovery	17.8	0.0	3.9	21.7
Revisions of previous estimates	21.6	73.8	(11.0)	84.4
Extensions and discoveries	7.2	50.8	7.5	65.4
Purchase/sales of reserves	0.0	0.0	0.0	0.0
Production (c)	(83.5)	(47.1)	(28.0)	(158.6)

Total changes	(36.9)	77.5	(27.6)	12.9

Reserves at 30 June 2010 (e)	927.7	288.8	177.7	1,394.3

Improved Recovery	0.7	22.6	0.0	23.3
Revisions of previous estimates	99.1	34.5	5.9	139.5
Extensions and discoveries	13.9	1.6	5.4	20.9
Purchase/sales of reserves	0.0	415.1	0.0	415.1
Production (c)	(94.2)	(40.3)	(24.9)	(159.4)

Total changes	19.5	433.5	(13.6)	439.4

Reserves at 30 June 2011 (e)	947.2	722.4	164.1	1,833.7

Improved Recovery	0.0	34.7	0.0	34.7
Revisions of previous estimates	23.9	225.0	9.9	258.8
Extensions and discoveries	9.9	26.4	0.0	36.3
Purchase/sales of reserves	0.0	623.5	0.0	623.5
Production (c)(f)	(85.1)	(113.0)	(30.1)	(228.2)

Total changes	(51.3)	796.6	(20.2)	725.2

Reserves at 30 June 2012 (d)	895.9	1,519.0	143.9	2,558.8

Developed
Proved developed oil, condensate, natural gas and NGL reserves
as of 30 June 2009 (e)	498.7	105.1	115.5	719.3
as of 30 June 2010	504.6	114.0	83.9	702.4
as of 30 June 2011	468.6	281.9	159.2	909.7
Developed Reserves as of 30 June 2012	425.1	628.2	142.5	1,195.8

Undeveloped
Proved undeveloped oil, condensate, natural gas and NGL reserves
as of 30 June 2009 (e)	466.0	106.3	89.8	662.1
as of 30 June 2010	423.2	174.9	93.8	691.9
as of 30 June 2011	478.6	440.5	4.9	924.0
Undeveloped Reserves as of 30 June 2012	470.8	890.8	1.4	1,363.0

(a)	Barrel oil equivalent conversion based on 6,000 scf of natural gas equals 1 boe.

(b)	Small differences are due to rounding to first decimal place.

(c)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.

(d)	Total proved reserves include 31.8 MMboe derived from probabilistic aggregation of reserves from reservoirs dedicated to the North West Shelf gas project only.

(e)	Does not include volumes expected to be consumed by operations.

(f)	Production includes volumes consumed by operations.

Proved undeveloped reserves

At year-end, Petroleum had 1,363 MMboe of proved undeveloped reserves, as compared to 924 MMboe at the end of FY2011.

The largest component in the increase in proved undeveloped reserves was through the acquisition of Petrohawk Energy Corporation, which included a total of 337 MMboe in proved undeveloped reserves. Subsequent minor acquisitions added 6.0 MMboe in proved undeveloped reserves. Extensions and discoveries added 19 MMboe associated with a discovery in the Mad Dog field and new developments planned in the Upper Pyrenees and Moondyne fields in the Pyrenees development. Revisions added 112 MMboe, primarily through the extension of proved areas in the Eagle Ford field. Improved recovery added 34 MMboe through water injection projects in Mad Dog and Shenzi fields in the offshore US GOM. A total of 69 MMboe was converted from proved undeveloped to proved developed, as a result of drilling in the Fayetteville field, the implementation of water injection programs at Shenzi and Atlantis, the start-up of a compression project in the Minerva gas field and the re-start of the oil production of the North West Shelf oil fields in which we have an interest. During FY2012, Petroleum spent US$6.2 billion progressing development of undeveloped reserves worldwide.

Petroleum’s offshore development projects require significant capital expenditure and multi-year lead times before initial production can be achieved with the associated progression of reserves from undeveloped to developed. Based on current project schedules, approximately 93 per cent of the 1,363 MMboe currently classified as undeveloped are actively being pursued and are scheduled to be on stream within the next five years. The remaining undeveloped reserves are located in active fields expected to produce well into the next decade and will be brought on stream in a phased manner to best optimise the use of production facilities and to meet long-term gas supply contracts. The CSG has a dependable history of progressing large undeveloped volumes from undeveloped to developed, evidenced by the past three years, which have averaged over 75 MMboe per year.

2.13.2    Ore Reserves

Ore Reserves are estimates of the amount of ore that can be economically and legally extracted and processed from our mining properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of Ore Reserves requires the size, shape and depth of ore bodies to be determined by analysing geological data such as drilling samples. Because the economic assumptions used to estimate reserves change from period to period and because additional geological and operational data is generated during the course of operations, estimates of reserves may change from period to period. All of the Ore Reserve figures presented are reported in 100 per cent terms and represent estimates at 30 June 2012 (unless otherwise stated). All tonnes and grade information has been rounded, hence small differences may be present in the totals. Tonnes are reported as dry metric tonnes unless otherwise stated.

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

The reported Ore Reserves contained in this Annual Report do not exceed the quantities that we estimate could be extracted economically if future prices for each commodity were equal to the average historical prices for the three years to 31 December 2011, using current operating costs. However, we do not use a bauxite, aluminium or alumina price to determine bauxite reserves. The primary criteria for determining bauxite reserves are the feed specifications required by the captive alumina refinery. In addition to these specifications a number of modifying factors are used to differentiate bauxite reserves from other mineralised material. For our Hotazel Manganese Mine, geological stratigraphic controls, cut-off grade and plant feed requirements are used to determine reserves.

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

Commodity Price	US$
Copper	3.26/lb
Gold	1,256/oz
Nickel	9.00/lb
Silver	23.34/oz
Lead	0.95/lb
Zinc	0.91/lb
Uranium	49.61/lb
Iron Ore – Fines Iron Ore – Lump	1.993/dmtu 2.216/dmtu
Metallurgical Coal (1)	214.1/t
Thermal Coal (2)	97.2/t

(1)

Metallurgical Coal is on the basis of an average of the Peak Downs Contract, Hay Point FOB, Japanese Financial Year Contract Price for 2009, and the BHP Billiton Quarterly Contract Price for 2010 and 2011.

(2)	Thermal coal is on the basis of an average of the Contract, Newcastle FOB, 6700 kcal/tonne Gross Air Dried.

The reported reserves may differ in some respects from the reserves we report in our home jurisdictions of Australia and the UK. Those jurisdictions require the use of the Australasian Code for reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2004 (the JORC Code), which contemplates the use of reasonable investment assumptions in calculating reserve estimates.

Aluminium Customer Sector Group

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2012													As at 30 June 2011
		Proven Ore Reserves			Probable Ore Reserves			Total Ore Reserves			Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserves			Reserve Life (years)
Commodity Deposit (1)(2)	Ore Type	Mt	% A. Al2O3	% R. SiO2	Mt	% A. Al2O3	% R. SiO2	Mt	% A. Al2O3	% R. SiO2			Mt	% A. Al2O3	% R. SiO2
Bauxite
Australia
Worsley	Laterite	263	31.1	1.8	49	30.5	1.8	312	31.0	1.8	18	86	299	31.0	1.8	18
Brazil
MRN (3)	MRN Washed	52	50.8	4.1	22	50.4	4.4	74	50.7	4.2	5	14.8	13	50.3	4.6	1

(1)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Ore Reserves	Probable Ore Reserves
Worsley	Maximum 80m	Maximum 160m
MRN	A bauxite intersection grid of 200m, plus at least 10 samples reached by searching ellipsoid. Mining and metallurgical characterisation (test pit/bulk sample), plus a reliable suite of chemical and size distribution data	Those areas with a bauxite intersection grid spacing of less than 400m and/or a 400m spaced grid with a 200m offset fill in, plus a minimum of seven samples reached by searching ellipsoid, plus a reliable suite of chemical and size distribution data

(2)	Metallurgical recoveries for the operations were:

Deposit	Estimated Metallurgical Recovery of A.Al2O3
Worsley (Worsley Refinery)	88%
MRN (Alumar Refinery)	94%

(3)

MRN – The increase in the reserves was due to obtaining the environmental licence for operation for Bela Cruz, as anticipated, in October 2011. The MRN reserves are located on mining leases that provide MRN the right to mine. Current mining areas have environmental approval to operate. As further operational licences are obtained, mineralisation will be converted to Ore Reserves.

Base Metals Customer Sector Group

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2012																			As at 30 June 2011
Commodity Deposit (1)(2)	Ore Type	Proven Ore Reserves					Probable Ore Reserves					Total Ore Reserves					Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserves					Reserve Life (years)
		Mt	% TCu	% SCu			Mt	% TCu	% SCu			Mt	% TCu	% SCu					Mt	% TCu	% SCu
Copper
Escondida (3)	Oxide	76	0.90	–			40	0.88	–			116	0.89	–			54	57.5	121	0.87	–			35
	Sulphide	2,779	0.80	–			2,148	0.59	–			4,928	0.71	–					2,012	0.97	–
	Sulphide Leach	1,150	0.50	–			827	0.44	–			1,977	0.47	–					3,540	0.50	–
Cerro Colorado (4)	Oxide	27	0.62	0.46			104	0.61	0.44			131	0.61	0.44			10	100	149	0.62	0.45			10
	Sulphide	23	0.74	0.13			48	0.61	0.13			71	0.65	0.13					54	0.70	0.13
Spence (5)	Oxide	31	0.86	0.62			4.3	0.76	0.62			36	0.85	0.62			11	100	26	0.89	0.75			12
	Oxide Low Solubility	15	1.13	0.59			8.3	0.88	0.46			23	1.04	0.54					37	1.09	0.60
	Sulphide	131	0.99	0.13			35	0.73	0.11			165	0.94	0.12					201	0.93	0.14
	ROM	–	–	–			62	0.42	0.10			62	0.42	0.10					39	0.50	0.07
Pinto Valley (6)	Sulphide	27	0.37	–			48	0.41	–			75	0.40	–			4	100	89	0.40	–			4
	Low-grade Leach	6.0	0.21	–			7.0	0.21	–			13	0.21	–					13	0.21	–

		Mt	% Cu	kg/t U3O8	g/t Au	g/t Ag	Mt	% Cu	kg/t U3O8	g/t Au	g/t Ag	Mt	% Cu	kg/t U3O8	g/t Au	g/t Ag			Mt	% Cu	kg/t U3O8	g/t Au	g/t Ag
Copper Uranium
Olympic Dam (7)	Sulphide	161	1.92	0.59	0.69	4.05	469	1.71	0.56	0.75	3.12	629	1.76	0.57	0.73	3.36	57	100	552	1.84	0.57	0.76	3.41	50

		Mt	% Cu	% Zn	g/t Ag	% Mo	Mt	% Cu	% Zn	g/t Ag	% Mo	Mt	% Cu	% Zn	g/t Ag	% Mo			Mt	% Cu	% Zn	g/t Ag	% Mo
Copper Zinc
Antamina	Sulphide Cu Only	82	1.04	0.16	8.1	0.032	467	0.94	0.14	8.9	0.026	549	0.96	0.15	8.7	0.027	16	33.75	580	0.97	0.2	8.8	0.03	17
	Sulphide Cu-Zn	39	0.80	1.86	14.6	0.006	175	0.83	1.99	14.3	0.006	214	0.82	1.96	14.4	0.006			223	0.83	2.0	14.5	0.01

		Mt	g/t Ag	% Pb	% Zn		Mt	g/t Ag	%Pb	% Zn		Mt	g/t Ag	% Pb	% Zn				Mt	g/t Ag	% Pb	% Zn
Silver Lead Zinc
Cannington	UG Sulphide	20	275	7.2	3.7		3.8	217	6.0	3.8		23	266	7.0	3.7		8	100	25	278	7.1	3.7		8

(1)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Ore Reserves	Probable Ore Reserves
Escondida	Oxide: 35m x 35m Mixed: 60m x 60m Sulphide: 50m x 50m	Oxide: 45m x 45m Mixed: 115m x 115m Sulphide: 90m x 90m
Cerro Colorado	55m x 55m on first kriging pass	120m x 120m on second kriging pass
Spence	Oxide: 50m x 50m Sulphide: maximum 75m x 75m	Oxide and Sulphide: approximately 100m continuous square grid
Pinto Valley	60m x 120m	200m x 200m
Olympic Dam	Drilling grid of 20m to 30m	Drilling grid of 30m to 70m
Antamina	30m drill spacing	55m drill spacing
Cannington	12.5m sectional x 15m vertical	25m sectional x 25m vertical

(2)	Metallurgical recoveries for the operations were:

Deposit	Metallurgical Recovery
Escondida	Oxide: 69% Sulphide: 84% Sulphide Leach: 36%
Cerro Colorado	70% average for TCu
Spence	Oxide: 73% Oxide Low Solubility: 70% Sulphide: 70% ROM: 30%
Pinto Valley	Mill: 86% Leach: 25%
Olympic Dam	Cu 94%, U3O8 72%, Au 70%, Ag 66%
Antamina	Sulpide Cu Only: Cu 92%, Zn 0%, Ag 65%, Mo 75% Sulpide Cu-Zn: Cu 81%, Zn 82% , Ag 55% , Mo 0%
Cannington	Ag 86%, Pb 87%, Zn 74%

(3)

Escondida – The increase in reserves was predominantly due to OGP1 approval that will deliver double the current flotation capacity allowing improved recovery of lower grade ores with commensurate expansion of the reserves footprint. Infill drilling has also contributed to the reserve increase.

(4)	Cerro Colorado – Change in reserves was due to additional drilling and subsequent revision of the reserve estimate.

(5)	Spence – The increase in reserves was due to reclassification of mineralisation as a result of improved confidence on recovery.

(6)

Pinto Valley – The Pinto Valley mine and mill remained on care and maintenance throughout FY2012. Restart of the mine and mill was recently approved, and activity is underway for production to begin in the first half of FY2013. The difference from previous reserves was due a mine design change to account for minor slope stability issues.

(7)	Olympic Dam – The increase in reserves was mainly due to the addition of mine development material.

Diamonds Customer Sector Group

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2012										As at 30 June 2011
Commodity Deposit	Ore Type	Proven Ore Reserves		Probable Ore Reserves		Total Ore Reserves		Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserves		Reserve Life (years)
		Mt	cpt	Mt	cpt	Mt	cpt			Mt	cpt
Diamonds
EKATI Core Zone (1)(2)	OC	–	–	13	1.2	13	1.2	3	80	20	0.9	5
	SP	–	–	0.2	0.3	0.2	0.3			0.3	0.4
	UG	–	–	4.2	0.6	4.2	0.6			4.8	0.6

(1)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Ore Reserves	Probable Ore Reserves
EKATI Core Zone	n/a	Less than 60m

(2)	EKATI Core Zone – Reserves were estimated at 1.2mm cut-off. For metallurgical recovery, factors were assigned per geological domain and deposit.

Stainless Steel Materials Customer Sector Group

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2012										As at 30 June 2011
Commodity Deposit (1)(2)	Ore Type	Proven Ore Reserves		Probable Ore Reserves		Total Ore Reserves		Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserves		Reserve Life (years)
		Mt	% Ni	Mt	% Ni	Mt	% Ni			Mt	% Ni
Nickel Colombia
Cerro Matoso (3)	Laterite	41	1.3	16	1.0	57	1.2	32	99.94	48	1.3	31
	SP	34	1.2	–	–	34	1.2			38	1.3
	MNR Ore	19	0.2	–	–	19	0.2			20	0.2
	Low-grade Stockpile	–	–	–	–	–	–			7.1	1.0
Nickel West
Leinster	OC	2.9	1.3	0.2	0.9	3.1	1.3	8	100	3.1	1.3	8
	UG	3.8	1.9	6.4	1.7	10	1.8			12	1.8
	SP	–	–	–	–	–	–			1.4	1.0
	SP Oxidised	–	–	–	–	–	–			1.8	1.7
Mt Keith	OC	91	0.57	8.0	0.50	99	0.56	13	100	105	0.56	13
	SP	17	0.54	11	0.50	28	0.52			33	0.53
Cliffs	UG	0.5	3.2	1.0	3.1	1.5	3.1	3	100	1.6	2.9	3

(1)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Ore Reserves	Probable Ore Reserves
Cerro Matoso	35m or less with three drill holes	35m to 100m with three drill holes
Leinster	25m x 25m	25m x 50m
Mt Keith	60m x 40m	80m x 80m
Cliffs	25m x 25m (and development)	50m x 50m
(2) Metallurgical recoveries for the operations were:
Deposit	Metallurgical Recovery
Cerro Matoso	84% (reserve to metal)
Leinster	85% based on blended plant recovery curves and 11% Ni in concentrate
Mt Keith	67% at 19% concentrate grade
Cliffs	88% at 11% concentrate grade

(3)

Cerro Matoso – The increase in Ore Reserves followed review of the geological model and reserves estimation. Low-grade Stockpile was no longer included in the Ore Reserve estimate. The mining concessions are due to expire on 30 September 2012 and we have applied for an extension of these. If this extension is not granted, Cerro Matoso S.A. has an underlying mining agreement with the Colombian Government that grants Cerro Matoso S.A. the rights to continue mining and producing through to 2029 with a further extension of 15 years possible.

Iron Ore Customer Sector Group

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2012																						As at 30 June 2011
Commodity Deposit (1)(2)(3)(4)(5)(6)		Proven Ore Reserves						Probable Ore Reserves						Total Ore Reserves						Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserves						Reserve Life (years)
	Ore Type	Mt	% Fe	% P	% SiO2	% Al2O3	% LOI	Mt	% Fe	% P	% SiO2	% Al2O3	% LOI	Mt	% Fe	% P	% SiO2	% Al2O3	% LOI			Mt	% Fe	% P	% SiO2	% Al2O3	% LOI
Iron Ore
Mt Newman JV (7)	BKM	360	63.8	0.08	4.2	2.0	1.8	773	62.5	0.11	4.0	2.0	3.9	1,133	62.9	0.10	4.1	2.0	3.2	24	85	1,198	62.9	0.10	4.1	2.0	3.2	29
	MM	11	61.2	0.07	2.8	1.5	7.5	67	61.7	0.06	3.1	1.8	6.3	78	61.6	0.06	3.1	1.8	6.4			83	61.6	0.07	3.0	1.8	6.5
Jimblebar	BKM	192	62.6	0.12	3.2	2.4	4.3	307	62.3	0.11	3.5	2.5	4.3	499	62.4	0.11	3.4	2.4	4.3	44	100	374	62.8	0.11	3.3	2.3	4.1	42
	MM	–	–	–	–	–	–	92	61.3	0.08	3.2	2.2	6.2	92	61.3	0.08	3.2	2.2	6.2			92	61.3	0.08	3.2	2.2	6.2
Mt Goldsworthy JV Northern	NIM	8.5	60.1	0.06	8.4	1.7	3.3	17	60.3	0.05	9.7	1.1	2.1	26	60.2	0.06	9.3	1.3	2.5	15	85	25	60.8	0.06	8.2	1.3	2.6	13
Mt Goldsworthy JV Area C	BKM	104	63.1	0.14	2.6	1.8	4.8	277	61.9	0.13	3.7	2.1	5.3	381	62.2	0.13	3.4	2.0	5.2	15	85	361	62.2	0.13	3.4	2.0	5.2	17
	MM	171	62.6	0.06	2.9	1.6	5.5	191	61.6	0.06	3.8	1.8	5.8	362	62.1	0.06	3.4	1.7	5.7			399	62.1	0.06	3.4	1.7	5.7
Yandi JV (7)	CID	593	57.0	0.05	5.6	1.5	10.9	273	57.4	0.04	5.9	1.4	10.3	867	57.2	0.04	5.7	1.5	10.7	14	85	940	57.2	0.04	5.7	1.5	10.7	21

		Mt	% Fe	% Pc				Mt	% Fe	% Pc				Mt	% Fe	% Pc						Mt	% Fe	% Pc
Samarco JV (8)	ROM	1,094	42.3	0.05				927	39.8	0.05				2,021	41.1	0.05				31	50	2,048	41.2	0.05				41

(1)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Ore Reserves	Probable Ore Reserves
Mt Newman JV	50m x 50m	150m x 50m
Jimblebar	50m x 50m	150m x 50m
Mt Goldsworthy JV Northern	25m x 25m	50m x 50m
Mt Goldsworthy JV Area C	50m x 50m	150m x 50m
Yandi JV	50m x 50m	200m x 100m
Samarco JV	200m x 200m x 16m	400m x 400m x 16m

(2)

For Western Australia Iron Ore (WAIO) reserves were divided into joint ventures and material types that reflect the various products. BKM – Brockman, MM – Marra Mamba, NIM – Nimingarra, CID – Channel Iron Deposit.

(3)	Metallurgical recovery was 100%, except for Mt Newman JV BKM where recovery was 96% (tonnage basis) and Samarco JV where recovery was 82% (metal basis).

(4)

The reserve grades listed refer to in situ mass percentage on a dry weight basis. For Mt Newman, Mt Goldsworthy and Yandi joint ventures and Jimblebar, tonnages represent wet tonnes based on the following moisture contents: BKM 3%, MM 4%, CID 8%, NIM 3.5%. For Samarco the reserve tonnages also represent wet tonnes based on a moisture content of 6.5% for ROM. Iron ore was marketed as Lump (direct blast furnace feed), Fines (sinter plant feed) and direct reduction and blast furnace pellets (Samarco JV).

(5)

Cut-off grades used to estimate reserves: Mt Newman JV 59–62%Fe for BKM, 50%Fe for BKM beneficiation material, 59%Fe for MM; Jimblebar 59%Fe for BKM, 58%Fe for MM; Mt Goldsworthy JV Northern 50%Fe for NIM; Mt Goldsworthy JV Area C 59%Fe for BKM, 57%Fe for MM; Yandi JV 55.0–55.5%Fe for CID; Samarco JV 33%Fe.

(6)

Our WAIO reserves are all located on State Agreement mining leases that guarantee the right to mine, except Callawa (part of Mt Goldsworthy JV Northern), which resides on standard Western Australian mining lease. We are required to obtain certain state government approvals (including environmental and heritage clearances) before we commence mining operations in a particular area. We have included in our reserves areas where one or more approvals remain outstanding but where, based on the technical investigations we carry out as part of our mine planning process and our knowledge and experience of the approvals process, we expect that such approvals will be obtained as part of the normal course of business and within the time frame required by the current mine schedule.

(7)	Mt Newman JV and Yandi JV – Reserve lives have reduced as a result of approved increased production rates aligned with the WAIO growth plan.

(8)	Samarco JV– The approved production rate increased to 55mtpa resulting in a reduced reserve life.

Manganese Customer Sector Group

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2012													As at 30 June 2011
Commodity Deposit (1)(2)	Ore Type	Proven Ore Reserves			Probable Ore Reserves			Total Ore Reserves			Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserves			Reserve Life (years)
		Mt	% Mn	% Yield	Mt	% Mn	% Yield	Mt	% Mn	% Yield			Mt	% Mn	% Yield
Manganese
GEMCO (3)	ROM	78	45.2	55	25	45.2	55	103	45.2	55	12	60	109	46.3	54	12

		Mt	% Mn	% Fe	Mt	% Mn	% Fe	Mt	% Mn	% Fe			Mt	% Mn	% Fe
Wessels (4)	Lower Body-HG	2.2	47.8	11.1	9.9	47.8	11.2	12	47.8	11.2	46	44.4	15	47.8	11.2	48
	Lower Body-LG	2.2	42.3	11.6	7.5	41.9	11.9	9.7	42.0	11.8			10	41.6	12.6
	Upper Body	–	–	–	48	42.0	17.9	48	42.0	17.9			47	42.0	17.8
Mamatwan (4)(5)	M, C, N Zones	40	37.2	4.4	29	37.1	4.5	69	37.2	4.4	21	44.4	46	37.1	4.4	22
	X Zone	3.7	36.7	4.8	2.4	36.7	4.6	6.1	36.7	4.7			3.1	36.8	4.8
	NTS-M,C,N Zones	–	–	–	–	–	–	–	–	–			24	37.2	4.6
	NTS-X Zone	–	–	–	–	–	–	–	–	–			3.3	36.9	4.7

(1)	Approximate drillhole spacings used to classify the reserves were:

Deposit	Proven Ore Reserves	Probable Ore Reserves
GEMCO	60m x 120m and 60m x 60m	120m x 120m
Wessels	Defined as rim ±30m wide around mined-out areas, supplemented by some economically viable remnant blocks within mined-out areas	Defined as all ground beyond 30m for a distance of 425m
Mamatwan	80m x 80m	160m x 160m

(2)	Metallurgical recoveries for the operations were:

Deposit	Metallurgical Recovery
GEMCO	See yield in Ore Reserves table
Wessels	88%
Mamatwan	96%

(3)	GEMCO – Tonnes are stated as ROM, manganese grades are given as per washed ore samples and should be read together with their respective tonnage yields.

(4)	Wessels and Mamatwan – Tonnes are stated as wet tonnes.

(5)

Mamatwan – A Section 102 application was approved by the Department of Mineral Resources to amend the Mamatwan Mining Rights area to include the Ntsimbintle Prospecting Right. The Mamatwan and Ntsimbintle (NTS) Ore Reserves, which were previously declared separately per ore type, are therefore now combined and declared as a single Ore Reserve per ore type.

Metallurgical Coal Customer Sector Group

Coal Reserves in accordance with Industry Guide 7

As at 30 June 2012												As at 30 June 2011
Commodity Deposit (1)(2)(3)	Mining Method	Coal Type	Proven Coal Reserves	Probable Coal Reserves	Total Coal Reserves	Total Marketable Coal Reserves				Reserve Life (years)	BHP Billiton Interest %	Total Marketable Coal Reserves				Reserve Life (years)
			Mt	Mt	Mt	Mt	% Ash	% VM	% S			Mt	% Ash	% VM	% S
Queensland Coal CQCA JV
Goonyella Riverside Broadmeadow (4)	OC	Met	350	224	574	426	9.8	22.7	0.50	36	50	437	9.7	22.7	0.50	35
	UG	Met	47	135	182	149	7.0	24.2	0.52			132	7.0	23.9	0.51
Peak Downs (5)	OC	Met	529	548	1,077	634	10.5	22.1	0.60	35	50	574	9.1	21.0	0.60	62
Saraji	OC	Met	412	153	565	343	10.6	18.1	0.63	40	50	350	10.2	18.1	0.62	41
Norwich Park (6)	OC	Met	156	62	218	154	10.3	16.7	0.70	25	50	194	10.3	16.9	0.70	29
Blackwater	OC	Met/Th	170	379	549	483	8.8	26.3	0.40	36	50	494	8.7	26.3	0.40	36
Daunia (7)	OC	Met	94	50	145	117	8.2	20.7	0.34	26	50	117	8.2	20.7	0.34	26
Gregory JV
Gregory Crinum	OC	Met	8.6	1.2	9.8	8.0	7.4	33.0	0.60	4	50	9.2	7.4	33.0	0.60	6
	UG	Met	–	23	23	19	7.5	33.7	0.60			22	6.5	33.7	0.59
BHP Mitsui
South Walker Creek (8)	OC	Met/Th	74	45	119	88	9.1	13.2	0.30	21	80	91	9.1	13.0	0.34	23
Poitrel-Winchester (7)	OC	Met	30	29	58	44	8.0	23.5	0.35	14	80	42	8.1	23.0	0.34	14
Illawarra Coal
Appin (9)	UG	Met/Th	11	110	121	103	8.9	24.2	0.36	31	100	68	8.9	23.9	0.37	19
West Cliff	UG	Met/Th	5.7	4.8	11	7.9	8.9	21.0	0.36	4	100	8.8	8.9	21.4	0.36	3
Dendrobium (10)	UG	Met/Th	6.1	41	47	–	–	–	–	15	100	38	9.7	24.0	0.59	12
	UG	Met	–	–	–	21	9.7	24.0	0.59			–	–	–	–
	UG	Th	–	–	–	12	23.0	–	–			–	–	–	–

(1)

Only geophysically logged, fully analysed cored holes with greater than 95% recovery were used to classify the reserves. Drill hole spacings vary between seams and geological domains and were determined in conjunction with geostatistical analyses where applicable. The range of maximum spacings was:

Deposit	Proven Ore Reserves	Probable Ore Reserves
Goonyella Riverside Broadmeadow	500m to 1,000m plus 3D seismic coverage for UG	1,000m to 2,050m
Peak Downs	500m to 1,050m	500m to 2,100m
Saraji	500m to 1,040m	900 to 2,100m
Norwich Park	500m to 1,400m	1,000 to 2,800m
Blackwater	500m	500m to 1,000m
Daunia	500m to 1,000m	1,000m to 2,000m
Gregory Crinum	850m plus 3D seismic coverage for UG	850m to 1,700m
South Walker Creek	500m to 800m	1,000m to 1,500m
Poitrel-Winchester	300m to 950m	550m to 1,850m
Appin	700m	1,500m
West Cliff	700m	1,500m
Dendrobium	700m	1,500m

(2)	Processing recoveries for the operations were:

Deposit	Processing Recovery
Goonyella Riverside Broadmeadow	76%
Peak Downs	Peak Downs: 62% Caval Ridge: 56%
Saraji	63%
Norwich Park	70%
Blackwater	88%
Daunia	80%
Gregory Crinum	80%
South Walker Creek	75%
Poitrel-Winchester	74%
Appin	85%
West Cliff	75%
Dendrobium	69%

(3)

Total Coal Reserves are at the moisture content when mined. Total Marketable Coal Reserves (tonnes) are the tonnage of coal available, at specified moisture and air-dried quality, for sale after the beneficiation of the Total Coal Reserves. Note that where the coal was not beneficiated, the tonnes of Total Coal Reserves are the tonnes of Total Marketable Coal Reserves, with moisture adjustment where applicable.

(4)	Goonyella Riverside Broadmeadow- Broadmeadow UG was re-estimated using the Longwall Top Coal Caving method.

(5)	Peak Downs- Reserve life decreased from 62 to 35 years as Caval Ridge project was approved for execution. The production rate will increase from 16.5mtpa to 31mtpa.

(6)	Norwich Park – Change in reserves was due to cost and revenue assumption changes.

(7)	Daunia and Poitrel-Winchester- Coal type previously called Met/Th is now called Met based on product specifications.

(8)	South Walker Creek- Total Marketable Coal Reserves are Pulverised Coal Injection (PCI) coal

(9)

Appin- Total reserve increased following the granting of state government development consent in December 2011. This enabled the conversion of exploration title to mining title in the northern areas. As this process is ongoing, all reserves declared in the extended areas were classified as Probable Coal Reserve.

(10)	Dendrobium- Change in reserves was due to detailed review of current equipment extraction capabilities.

Energy Coal Customer Sector Group

Coal Reserves in accordance with Industry Guide 7

As at 30 June 2012														As at 30 June 2011
Commodity Deposit (1)(2)	Mining Method	Coal Type	Proven Coal Reserves	Probable Coal Reserves	Total Coal Reserves	Total Marketable Coal Reserves						Reserve Life (years)	BHP Billiton Interest %	Total Marketable Coal Reserves						Reserve Life (years)
			Mt	Mt	Mt	Mt	% Ash	% VM	% S	KCal/ kg CV	% Total Moisture (3)			Mt	% Ash	% VM	% S	KCal/kg CV	% Total Moisture (3)
New Mexico
San Juan (4)	UG	Th	31	–	31	31	22.4	–	0.80	5,300	8.5	6	100	45	19.0	–	0.70	5,600	8.5	7
Navajo (4)	OC	Th	30	–	30	30	23.2	–	0.76	4,800	13.0	4	100	36	23.0	–	0.90	4,800	13.0	5
South Africa
Khutala (5)	OC	Met	–	–	–	–	–	–	–	–	–	8	100	9.5	18.9	29.1	1.90	6,100	7.0	16
	OC	Th	–	–	–	–	–	–	–	–	–			139	33.5	21.7	1.22	4,700	7.0
	UG	Th	58	–	58	58	34.8	20.1	0.73	4,400	7.0			75	34.5	20.4	0.80	4,400	7.0
Wolvekrans (6)	OC	Th	347	117	465	348	19.9	22.3	0.76	5,800	7.5	24	100	281	20.0	23.5	0.66	6,000	7.2	30
Middelburg (7)	OC	Th	146	–	146	104	20.9	22.7	0.63	6,000	7.5	29	100	106	20.4	23.1	0.63	6,000	7.2	23
Klipspruit (8)	OC	Th	64	1.5	65	53	17.5	23.8	0.53	6,200	7.6	8	100	61	18.8	23.3	0.50	6,100	7.6	9
Australia
Mt Arthur Coal (9)	OC	Th	578	469	1,046	808	16.4	30.4	0.56	6,500	8.3	45	100	877	16.1	30.5	0.55	6,500	8.3	50
Colombia
Cerrejon Coal Company (10)	OC	Th	702	86	788	763	8.8	33.0	0.60	6,200	12.7	21	33.33	718	9.4	32.9	0.60	6,200	12.0	23

(1)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Ore Reserves	Probable Ore Reserves
San Juan	<500m (250m radius from drill hole)	500m to 1,000m (250m to 500m radius from drill hole)
Navajo	<500m (250m radius from drill hole)	500m to 1,000m (250m to 500m radius from drill hole)
Khutala	>8 boreholes per 100ha	4 to 8 boreholes per 100ha
Wolvekrans	>8 boreholes per 100ha	4 to 8 boreholes per 100ha
Middelburg	>8 boreholes per 100ha	4 to 8 boreholes per 100ha
Klipspruit	>8 boreholes per 100ha	4 to 8 boreholes per 100ha
Mt Arthur Coal	<500m	500m to 1,000m
Cerrejon Coal Company	>6 boreholes per 100ha	2 to 6 boreholes per 100ha

(2)	Processing recoveries for the operations were:

Deposit	Processing Recovery
San Juan	100%
Navajo	100%
Khutala	93%
Wolvekrans	74%
Middelburg	83%
Klipspruit	82%
Mt Arthur Coal	70%
Cerrejon Coal Company	97%

(3)	Total moisture is for Total Marketable Coal Reserves product.

(4)	San Juan and Navajo- Coal Reserves have been reduced following review of the mine plans.

(5)	Khutala – Open-cut thermal coal reserves have been excluded because the anticipated capital from Eskom to enable mining to commence has not yet been approved.

(6)

Wolvekrans – The increase in reserves was predominantly due to including additional export product sales in the mine plan. Decrease in reserve life reflects a correction to the reported production rate.

(7)	Middelburg- A decrease in the stated production by 1mtpa has resulted in an extension of the reserve life by six years.

(8)	Klipspruit- Additional drilling allowed the reclassification of Probable Ore Reserves to Proven Ore Reserves.

(9)	Mt Arthur Coal- Decrease in the reserves was due to a change in the mine plan.

(10)	Cerrejon Coal Company- The approval of the next expansion phase resulted in a reserve increase.

3    Operating and financial review and prospects

3.1    Introduction

This section is intended to convey management’s perspective of the BHP Billiton Group and its operational and financial performance. We intend this disclosure to assist readers to understand and interpret the financial statements prepared in accordance with International Financial Reporting Standards (IFRS) included in this Report. The basis of preparation of the financial statements is set out in note 1 ‘Accounting policies’ to the financial statements. The Operating and financial review and prospects should be read in conjunction with the financial statements, together with the accompanying notes.

We are the world’s largest diversified natural resources company, with a combined market capitalisation of approximately US$160.6 billion as at 30 June 2012. We generated Revenue of US$72.2 billion and Profit attributable to shareholders of US$15.4 billion for FY2012.

We extract and process minerals, oil and gas from our production operations located primarily in Australia, the Americas and southern Africa. We sell our products globally with sales and marketing taking place principally through our hub in Singapore.

The following table shows the revenue by location of our customers.

	Revenue by location of customer
Year ended 30 June	2012	2011	2010
	US$M	US$M	US$M
Australia	5,318	5,487	4,515
United Kingdom	956	1,043	1,289
Rest of Europe	7,419	8,370	8,554
China	21,617	20,261	13,236
Japan	8,920	9,002	5,336
Rest of Asia	15,035	15,805	9,840
North America	8,099	6,167	5,547
South America	2,013	2,592	2,013
Southern Africa	1,437	1,548	1,227
Rest of world	1,412	1,464	1,241

Total revenue	72,226	71,739	52,798

We operate through Customer Sector Groups (CSGs), which are generally aligned with the commodities we extract and market. In May 2012, we announced that our Stainless Steel Materials and Aluminium CSGs would consolidate into a single CSG named Aluminium and Nickel. In this Report, Aluminium and Stainless Steel Materials are separate reportable segments.

Customer Sector Groups	Principal activities
Petroleum	Exploration, development and production of oil and gas

Aluminium	Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal

Base Metals	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold

Diamonds and Specialty Products	Mining of diamonds and titanium minerals; potash development

Stainless Steel Materials	Mining and production of nickel products

Iron Ore	Mining of iron ore

Manganese	Mining of manganese ore and production of manganese metal and alloys

Metallurgical Coal	Mining of metallurgical coal

Energy Coal	Mining of thermal (energy) coal

The work of our CSGs is supported by our Minerals Exploration and Marketing teams and Group Functions.

A discussion on our CSGs is located in section 2.2 ‘Business overview’. A discussion of our Marketing and Minerals Exploration functions is located in sections 2.4 ‘Marketing’ and 2.5 ‘Minerals exploration’, respectively.

3.2    Our strategy

Our purpose as a corporation is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources. We sell into globally integrated markets and wherever possible operate at full capacity. Our unique position in the resources industry is due to our proven strategy.

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

In pursuing our strategy, we are guided by Our BHP Billiton Charter values of Sustainability, Integrity, Respect, Performance, Simplicity and Accountability.

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

Our purpose and commitments are pursued through our six strategic drivers:

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

•	Financial strength and discipline – we seek to maintain a solid ‘A’ credit rating, which balances financial flexibility with the cost of finance. Our capital management priorities are:

•	reinvest in our extensive pipeline of world-class projects that carry attractive rates of return regardless of the economic climate;

•	ensure a solid balance sheet;

•	return excess capital to shareholders.

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

Overall financial success

We use several financial measures to monitor the financial success of our overall strategy. The two key measures are Underlying EBIT and Profit after taxation attributable to members of the BHP Billiton Group (Attributable profit).

Year ended 30 June US$M except where stated	2012	2011	2010
Revenue	72,226	71,739	52,798
Profit from operations	23,752	31,816	20,031
Underlying EBIT (1)	27,238	31,980	19,719
Attributable profit	15,417	23,648	12,722
Net operating cash flow (2)	24,384	30,080	16,890
Underlying EBIT margin (1)(3)(6)	39.4%	47.0%	40.7%
Underlying return on capital (4)(6)	23.0%	38.5%	26.4%
Gearing	26.0%	9.2%	6.3%
Basic earnings per share (US cents)	289.6	429.1	228.6

(1)

Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBIT is not an IFRS measure of profitability, financial performance, or liquidity and may be defined and used in differing ways by different entities. Underlying EBIT is included in the 2012 Consolidated Financial Statements as required by IFRS 8 ‘Operating Segments’. We believe that Underlying EBIT provides useful information, but should not be considered as an indication of, or alternative to, Attributable profit as an indicator of operating performance. Our use of Underlying EBIT is explained in section 3.6.2.

(2)	Net operating cash flows are after net interest and taxation.

(3)	Underlying EBIT margin is a non-IFRS measure. It comprises Underlying EBIT, excluding third party EBIT, divided by revenue, excluding third party product revenue.

Year ended 30 June	2012	2011	2010
	US$M	US$M	US$M
Revenue – Group production	68,747	67,903	48,193
Underlying EBIT	27,238	31,980	19,719
Profit from operations (EBIT) – Third party products	(126)	(98)	(111)

Profit from operations – Group production, excluding exceptional items	27,112	31,882	19,608

Underlying EBIT margin	39.4%	47.0%	40.7%

(4)

Underlying return on capital is a non-IFRS measure. It represents net profit after tax, excluding exceptional items and net finance costs (after tax), divided by average capital employed. Capital employed is net assets plus net debt.

Year ended 30 June	2012	2011	2010
	US$M	US$M	US$M
Profit after taxation excluding exceptional items and net finance costs:
Profit after taxation	15,532	23,946	13,009
Net exceptional items after taxation	1,741	(1,964)	(253)

Profit after taxation excluding exceptional items (5)(6)	17,273	21,982	12,756

Net finance costs	730	561	459
Income tax benefit of net finance costs (a)	(239)	(153)	(139)

Net finance costs (after taxation)	491	408	320

Profit after taxation excluding exceptional items and net finance costs (6)	17,764	22,390	13,076

Capital employed:
Net assets	67,085	57,755	49,329
Net debt (b)	23,607	5,823	3,308

Capital employed	90,692	63,578	52,637

Average capital employed	77,135	58,108	49,467

Underlying return on capital	23.0%	38.5%	26.4%

(a)

Calculated at a nominal tax rate of 30 per cent adjusted for non-deductibility/assessability of exchange variations on net debt of US$(65) million (2011: US$51 million; 2010: US$(5) million). Refer to note 6 ‘Net finance costs’ to the financial statements.

(b)

Net debt comprising Interest bearing liabilities less Cash and cash equivalents at 30 June 2012 includes US$120 million Cash in Assets classified as held for sale and US$178 million Interest bearing liabilities in Liabilities classified as held for sale.

(5)	Profit after taxation excluding exceptional items is a non-IFRS measure. It comprises Profit after taxation excluding exceptional items as defined in section 3.6.5.

(6)	Non-IFRS measures have not been subject to audit or review.

The following are other measures that assist us to monitor our overall performance.

Health, safety, environment and community

We monitor a comprehensive set of health, safety, environment and community (HSEC) indicators, and we seek to be transparent in the reporting of our performance. Two key measures are the total recordable injury frequency and community investment.

Year ended 30 June	2012	2011	2010
Total recordable injury frequency	4.7	5.0	5.3
Community investment (US$M)	214.1	195.5	200.5

Further information about these measures can be found in section 2.8 ‘Sustainability’. These measures are a subset of Our Performance, which can be found in our Sustainability Report 2012 at www.bhpbilliton.com.

Production

A summary of our actual production volumes for FY2012 and the previous two financial years is shown below. Further details appear in section 2.3 ‘Production’.

Year ended 30 June	2012	2011	2010
Total Petroleum production (millions of barrels of oil equivalent)	222.3	159.4	158.6
Alumina (’000 tonnes)	4,152	4,010	3,841
Aluminium (’000 tonnes)	1,153	1,246	1,241
Copper (’000 tonnes)	1,094.5	1,139.4	1,075.2
Nickel (’000 tonnes)	157.9	152.7	176.2
Iron ore (’000 tonnes)	159,478	134,406	124,962
Manganese alloys (’000 tonnes)	602	753	583
Manganese ores (’000 tonnes)	7,931	7,093	6,124
Metallurgical coal (’000 tonnes)	33,230	32,678	37,381
Energy coal (’000 tonnes)	71,111	69,500	66,131

Financial strength and discipline

Financial strength is measured by Attributable profit and Underlying EBIT as overall measures, along with liquidity and capital management. Our credit rating, gearing and net debt are discussed in section 3.7.3. The final dividend declared for FY2012 maintains our progressive dividend policy.

Project pipeline and growth options

Our project pipeline focuses on commodities that are expected to be high-margin and create significant future value. The details of our project pipeline are located in sections 3.7.2 and 2.2 ‘Business overview’, with a summary presented below.

Year ended 30 June	2012	2011	2010
Project pipeline and growth options (major projects)
Number of projects approved during the year	8	11	2
Number of projects currently under development (approved in prior years)	12	7	8
Number of completed projects	6	3	5
Budgeted capital expenditure for projects (approved in the year) (US$M)	7,468	12,942	695
Budgeted capital expenditure for projects under development (approved in prior years) (US$M)	15,323	11,575	10,075
Capital expenditure of completed projects (US$M)	9,160	1,202	4,738

We expanded our shale oil and gas operations during FY2012 when we acquired Petrohawk Energy Corporation (Petrohawk). The purchase price was US$12.0 billion, excluding the assumption of net debt of US$3.8 billion. Petrohawk’s operations have been combined with the operations of our Fayetteville shale gas interests, which we acquired in FY2011 for US$4.8 billion, to form our Onshore US business.

3.4    External factors and trends affecting our results

The following section describes some of the external factors and trends that have had a material impact on our financial condition and results of operations. We operate our business in a dynamic and changing environment and with information that is rarely complete and exact. We primarily manage the risks discussed in this section under our portfolio management approach, which relies on the effects of diversification, rather than individual risk management programs. Details of our risk factors may be found in section 1.5.1 ‘Risk factors’. Details of our financial risk management strategies and financial instruments outstanding at 30 June 2012 may be found in section 1.5.2 ‘Management of principal risks’ and in note 28 ‘Financial risk management’ to the financial statements.

Management monitors particular trends arising from external factors with a view to managing the potential impact on our future financial condition and results of operations. The following external factors could have a material adverse effect on our business and areas where we make decisions on the basis of information that is incomplete or uncertain.

3.4.1    Commodity prices

During FY2012, commodity markets were influenced by ongoing, unresolved sovereign debt concerns in Europe, a continuing gradual slowdown in China and uncertainty about the pace and sustainability of the US recovery, among other factors. In the case of steelmaking raw materials, Chinese demand growth decelerated, and combined with robust supply growth from seaborne sources, resulted in lower raw material prices than the previous year. The metals commodities attracted lower prices than the previous year as a result of declining demand in Europe and slower demand growth in China. For energy commodities, geopolitical tensions provided price support for crude oil, while US gas prices declined with unfavourable supply and demand conditions, despite significant coal to gas switching in the power sector.

The following table shows prices of our most significant commodities for the years ended 30 June 2012, 2011 and 2010. These prices represent selected quoted prices from the relevant sources as indicated. These prices will differ from the realised prices on the sale of the Group’s production due to differences in quotational periods, quality of products, delivery terms and the range of quoted prices that are used for contracting sales in different markets.

Year ended 30 June	2012 Closing	2011 Closing	2012 Average	2011 Average	2010 Average
Aluminium (LME cash) (US$/t)	1,835	2,509	2,168	2,375	2,018
Alumina (1)(2) (US$/t)	305	386	334	369	314
Copper (LME cash) (US$/lb)	3.45	4.22	3.71	3.92	3.04
Crude oil (WTI) (3) (US$/bbl)	84.96	95.42	94.97	89.47	75.14
Energy coal (4) (US$/t)	89.22	120.97	111.95	120.42	86.00
Natural gas Henry Hub (5) (US$/MMBtu)	2.81	4.39	3.05	4.16	4.21
Natural gas Asian Spot LNG (6) (US$/MMBtu)	14.95	13.80	16.25	10.41	6.12
Iron ore (7) (US$/dmt)	135.25	170.75	151.17	162.98	118.61
Manganese Alloys (8) (US$/t)	1,250	1,320	1,260	1,319	1,328
Manganese Ores (9) (US$/dmtu)	5.06	5.24	4.90	6.29	6.46
Metallurgical coal (10)(11) (US$/t)	176.5	272.5	210.45	244.47	146.75
Nickel (LME cash) (US$/lb)	7.47	10.49	8.77	10.86	8.78

(1)	2012 Platts PAX Free on Board (FOB) Australia.

(2)	2011 and 2010 CRU FOB Australia.

(3)	New York Mercantile Exchange West Texas Intermediate FOB Cushing.

(4)	GlobalCoal FOB Newcastle 6,000kcal/kg NCV – typically applies to coal sales in the Asia Pacific market.

(5)	Platts Gas based on Henry Hub – typically applies to gas sales in the US gas market.

(6)	Platts Liquefied Natural Gas Delivery Ex-Ship (DES) Japan/Korea Marker – typically applies to Asian LNG spot sales.

(7)	Platts 62 per cent Fe Cost and Freight (CFR) China – used for fines.

(8)	Bulk FerroAlloy high-carbon ferromanganese (HCFeMn) US ex-warehouse.

(9)	CRU Cost Insurance Freight (CIF) China import (M+1) 43 per cent contained.

(10)	2012 and 2011 Platts 64 Mid Volatile Index Hard coking coal FOB Australia.

(11)	2010 Tex Reports Hard coking coal FOB Australia.

The following summarises the pricing trends of our most significant commodities for FY2012. Where prices have decreased by more than 10 per cent since 30 June 2012, a more current price as at 31 August 2012 is indicated in the discussion below.

Aluminium: The London Metals Exchange (LME) aluminium cash settlement price decreased 27 per cent during FY2012. Ongoing macroeconomic weakness underpinned by slow Chinese growth and instability of the Eurozone, coupled with a well-supplied market, have contributed to falling price levels. Despite several Western smelter capacity curtailments, global supply has risen through the year, with production up seven per cent, driven predominantly by Chinese operations. Amidst stable underlying demand, LME aluminium stocks rose by nine per cent during FY2012 as warehouse financing deals remained attractive for investors.

Alumina: The Platts FOB Australia price decreased 21 per cent during FY2012 against a backdrop of macroeconomic uncertainty and oversupply of alumina in the market. The alumina market remained oversupplied, with the increase in demand more than offset by increased refinery production, predominantly in China.

Copper: The LME copper cash settlement price decreased 18 per cent during FY2012 mainly driven by weakening Chinese end-use demand growth and decreased consumption in developed countries. Mine supply growth has been relatively flat due to a high level of disruptions in the first half of FY2012, which has provided some support to prices. Chinese refined imports grew strongly during FY2012 following a major de-stock in FY2011, leading to a build-up of inventories in China and a relatively tight ex-China global market.

Crude oil: The New York Mercantile Exchange West Texas Intermediate (WTI) crude oil price decreased 11 per cent during FY2012. Broader macroeconomic uncertainty and increased US crude oil production were key drivers of this lower price. Geopolitical tensions supported WTI prices above US$100/bbl during the second half of FY2012 but had decreasing impact in May and June. An eight per cent increase in US commercial crude oil inventories over FY2012 added further downward pressure to the WTI price.

Energy coal: The Global Coal Newcastle FOB price decreased by 26 per cent during FY2012. In the energy coal market, FY2012 saw a strong supply side performance by all major producing regions that combined with favourable freight rates to ease the delivered cost of coal. Compounding this was the deterioration in the global economy, which underpinned the weakness in overall demand, albeit partially offset by significant Chinese coal imports and better than anticipated European demand.

Gas: The Platts US Henry Hub natural gas price decreased by 36 per cent during FY2012. This was driven by seasonal demand as a result of the fourth mildest winter on record in the United States and high production output. June 2012 storage levels were 27 per cent higher than the same time last year and were 25 per cent higher than the five-year average. The Asian liquefied natural gas spot price increased by eight per cent during FY2012, principally driven by incremental Japanese demand, as gas fired power generation was increasingly used to substitute suspended nuclear power capacity. The supply environment was also tight, driven by delays to greenfield projects, Middle East plant maintenance and disruptions and the limited availability of shipping to divert Atlantic cargoes to the Asian market. Since 30 June 2012, the Asian liquefied natural gas spot price has decreased to US$13.10/MMBtu on 31 August 2012.

Iron ore: The Platts 62 per cent iron ore CFR China price decreased by 21 per cent during FY2012, driven principally by increasing supply from traditional sources (Australia and Brazil). In absolute terms, global iron ore demand increased in line with rising pig iron production, as China maintained high steel output. In India, iron ore exports fell sharply following an export ban in the Karnataka state and a rise in export duties. Market transparency was enhanced by the launch of two new trading platforms for physical iron ore, namely GlobalOre and China Beijing Metals Exchange. Since 30 June 2012, the Platts 62 per cent iron ore CFR China price has decreased to US$90.50/dmt on 31 August 2012.

Manganese: During FY2012, the CRU CIF China 43 per cent ore import price (M+1) decreased by three per cent and the US spot high-carbon ferromanganese alloy price decreased by five per cent, as global steel production growth rates fell amid weakening macroeconomic conditions. Manganese ore and alloy demand weakened in the first half of FY2012 as steel output contracted and major alloy exporters made production cuts in response to rising power costs and falling alloy prices. Rising ore prices were supported during the last quarter of the year by a recovery in Chinese steel output and a tighter ore supply market, particularly from exporters in Australia, Gabon and Brazil. Lower import availability led to a large decline in ore inventory levels at the ports.

Metallurgical coal: The Platts 64 Mid Volatile Index for hard coking coal FOB Australia decreased by 35 per cent during FY2012, driven principally by recovering supply from Australia after flooding and strong supply from the United States, incentivised by elevated coking coal prices. Metallurgical coal demand weakened in line with steel production during the first half of FY2012, and remained low into the second half of FY2012 particularly as non-Chinese steel production remained soft. Despite some lingering constraints to supply from Australia, availability of coking coal from the United States and Canada remained ample amid subdued demand. Since 30 June 2012, the Platts 64 Mid Volatile Index for hard coking coal FOB Australia price has decreased to US$136.50/t on 31 August 2012.

Nickel: LME cash settlement nickel prices decreased 29 per cent during FY2012. Demand for nickel continued to grow, but at lower rates in light of weaker macroeconomic conditions and slower growth in China. Price declined due to the fact that this demand growth was outpaced by increasing supply tonnages coming from Chinese nickel pig iron as well as new production from greenfield projects which began ramping-up.

The following table indicates the estimated impact on FY2012 Profit after taxation of changes in the prices of our most significant commodities. With the exception of price-linked costs, the sensitivities below assume that all other variables, such as exchange rate, costs, volumes and taxation, remain constant. There is an inter-relationship between changes in commodity prices and changes in currencies that is not reflected in the sensitivities below. Volumes are based on FY2012 actual results and sale prices of our commodities under a mix of short-, medium- and long-term contracts. Movements in commodity prices can cause movements in exchange rates and vice versa. These sensitivities should therefore be used with care.

Estimated impact on FY2012 profit after taxation of changes of:	US$M
US$1/bbl on oil price	49
US¢10/MMBtu on US gas price	31
US¢1/lb on aluminium price	18
US¢1/lb on copper price	17
US¢1/lb on nickel price	2
US$1/t on iron ore price	110
US$1/t on manganese alloy	0.5
US¢10/dmtu on manganese ore	21
US$1/t on metallurgical coal price	23
US$1/t on energy coal price	28

3.4.2    Exchange rates

We are exposed to exchange rate transaction risk on foreign currency sales and purchases as we believe that active currency hedging does not provide long-term benefits to our shareholders. Because a majority of our sales are denominated in US dollars, and the US dollar plays a dominant role in our business, we borrow and hold surplus cash predominantly in US dollars to provide a natural hedge. Operating costs and costs of local equipment are influenced by the fluctuations in local currencies, primarily the Australian dollar, Brazilian real, Chilean peso and South African rand. Foreign exchange gains and losses reflected in operating costs owing to fluctuations in the local currencies relative to the US dollar may potentially offset one another. The Australian dollar, Brazilian real, Chilean peso and South African rand weakened against the US dollar during FY2012.

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

3.4.3    Changes in product demand and supply

Concerns surrounding the stability of the Eurozone and the decline in economic activity that accompanied the managed slowdown of growth in China led to significant market volatility in FY2012. In China, the government has introduced stimulatory measures aimed at supporting sustainable growth. The successful containment of inflation, looser monetary policy and evidence of a recovery in infrastructure investment should be positive for commodities demand in the short to medium term. Similarly, there are encouraging signs that the US housing market may have stabilised, which should benefit the world’s largest economy if it leads to an improvement in consumer and business confidence.

Our positive longer-term view is unchanged as urbanisation and industrialisation across the developing world is expected to remain the primary driver of global economic growth. While the rate of expansion within China has adjusted to a more sustainable level as its economy has matured, economic growth in this decade is expected to rise substantially in absolute terms given the higher starting base.

Our forecast of supply additions to meet anticipated demand varies by commodity. We have analysed whether existing supply capacity up to the end of CY2011 and low-cost capacity additions through to CY2015 will be sufficient to meet anticipated demand growth through to 2020.

In the case of aluminium, we expect the forecast demand growth to be met by capacity additions through to CY2015. As such, we see the aluminium market changing at the variable cost of production for the foreseeable future. With iron ore, we expect approximately three-quarters of the demand growth to be met by low-cost supply by CY2015. As such, we expect going forward that iron ore supply will meet demand in due course and that the scarcity pricing seen in recent years is unlikely to be repeated. With copper, only about a quarter of demand growth through 2020 has currently been met by existing low-cost supply, and even by CY2015 40 per cent of this demand growth is not expected to be met by new low-cost supply. Resource depletion and resource degradation continue to constrain the pace of low-cost supply addition, and therefore prices are expected to be at a level high enough to induce additional supply through the development of greenfield mines.

3.4.4    Operating costs

Operating costs for the last three years are set out below.

	2012	2011	2010
	US$M	US$M	US$M
Raw materials and consumables used	8,483	8,148	6,371
Employee benefits expense	6,663	5,299	4,661
External services (including transportation)	14,716	11,705	9,538
Third party commodity purchases	3,381	3,758	4,478
Net foreign exchange (gains)/losses	(355)	1,074	112
Government royalties paid and payable	3,051	2,887	1,653
Depreciation and amortisation expense	6,408	5,039	4,759
Exploration and evaluation expenditure	1,746	1,054	1,285
Impairment of assets	3,619	1	(539)
Other operating expenses	1,668	1,489	977

Total expenses	49,380	40,454	33,295

Less exceptional items	(3,786)	(164)	312

Total expenses excluding exceptional items	45,594	40,290	33,607

Our operating costs excluding exceptional items have increased at a rate of 11.8 per cent per annum over the last three years. During FY2012, total costs excluding exceptional items, the impacts of inflation, exchange rate volatility and non-cash items, have increased by US$2.7 billion due to industry-wide cost pressure. Labour and contractor cost increases accounted for over one-third of this increase in FY2012, while industrial action at Queensland Coal, Australia, created additional pressure.

The increase in costs in FY2012 was affected by major outages and disruptions. The highest rate of cost escalation was in those businesses with a lower rate of capacity utilisation. We are implementing broad measures across the Group that seek to substantially reduce operating costs and non-essential expenditure in FY2013.

We have been quick to respond to the change in the operating environment during FY2012 and acted decisively by closing energy intensive silicomanganese alloy production capacity in South Africa and by temporarily closing capacity at TEMCO, Australia. In addition, metallurgical coal production at Norwich Park, Australia, was suspended following a review of the mine’s profitability and, since 30 June 2012, we have also announced that mining at BMA’s Gregory open-cut mine will cease production from 10 October 2012. The viability of other high-cost operations is being assessed and additional measures are being implemented that are expected to substantially reduce operating costs and non-essential expenditure across the business. In conjunction with safety and volumes, cost control continues to be a key area of focus for each area of operation.

3.4.5    Capital expenditure

Capital and exploration expenditure are both important in pursuing our strategy. Capital and exploration expenditure is disclosed for each CSG in the table below (presented on an accruals basis). The most significant increase over the three years has been in Petroleum, with other significant increases in Iron Ore, Metallurgical Coal and Base Metals.

Year ended 30 June	2012	2011	2010
	US$M	US$M	US$M
Capital and exploration expenditure (1)
Petroleum	7,185	2,541	2,768
Aluminium	854	1,335	1,024
Base Metals	2,980	1,670	936
Diamonds and Specialty Products	825	400	222
Stainless Steel Materials	581	718	320
Iron Ore	5,921	3,777	3,944
Manganese	427	289	210
Metallurgical Coal	2,956	1,242	683
Energy Coal	919	784	905
Group and unallocated items	27	94	87

BHP Billiton Group	22,675	12,850	11,099

(1)

Capital and exploration expenditure includes accrued capital expenditure and excludes capitalised interest. Exploration expenditure is capitalised in accordance with our accounting policies, as set out in note 1 ‘Accounting policies’ in the financial statements. All other exploration expenditure is expensed in the period.

Capital expenditure encompasses expenditure on major projects, as set out in section 3.7.2, and capital expenditure on sustaining and other items.

Year ended 30 June	2012	2011	2010
	US$M	US$M	US$M
Capital expenditure
Growth	17,735	9,366	8,063
Sustaining and other	2,488	2,244	1,703

Total	20,223	11,610	9,766

Exploration expenditure
Petroleum	1,355	557	817
Minerals	1,097	683	516

Total	2,452	1,240	1,333

Total capital and exploration expenditure	22,675	12,850	11,099

The forecast capital and exploration expenditure for FY2013 is US$22.0 billion.

The Group has a portfolio of development options beyond those projects in execution and a significant number of these are embedded within our existing footprint. As our current capital expenditure commitments decline, future capital will be allocated to those options that maximise shareholder value, while also considering the balance between short- and long-term returns.

In reviewing our rate of forward capital deployment, we have made the following decisions regarding our major projects:

•	We will investigate an alternative, less capital-intensive design of the Olympic Dam, Australia, open-pit expansion, involving new technologies, to substantially improve the economics of the project.

•	We will delay indefinitely the 2.5 million tonnes per annum (mtpa) (100 per cent basis) expansion of Peak Downs associated with the Caval Ridge mine development, Australia.

•	We have slowed down work on the Western Australia Iron Ore (WAIO) Outer Harbour project at Port Hedland, Australia, and shifted our focus to maximising the potential capacity of the Inner Harbour.

We will seek to adjust our rate of forward capital deployment in line with our forward estimate of cash flow generation. No major project approvals are expected during FY2013.

3.4.6    Exploration and development of resources

Most of our revenues and profits are related to our oil and gas and minerals operations, therefore our results and financial condition are directly related to the success of our exploration efforts and our ability to replace existing reserves. However, there are no guarantees that our exploration program will be successful. When we identify an economic deposit, there are often significant challenges and hurdles entailed in its development, such as negotiating rights to extract ore with governments and landowners, design and construction of required infrastructure, utilisation of new technologies in processing and building customer support.

Exploration expense represents that portion of exploration expenditure that is not capitalised in accordance with our accounting policies, as set out in note 1 ‘Accounting policies’ to the financial statements.

Over the past three years, exploration expense has increased, with a total expense of US$3.8 billion. Exploration expense for each CSG over the three-year period is set out below.

Year ended 30 June	2012	2011	2010
	US$M	US$M	US$M
Exploration expense
Petroleum (1)	818	477	562
Aluminium	2	6	5
Base Metals	324	266	173
Diamonds and Specialty Products	227	81	95
Stainless Steel Materials	57	60	52
Iron Ore	135	60	62
Manganese	9	11	26
Metallurgical Coal	148	70	30
Energy Coal	26	23	24
Group and unallocated items	–	–	–

BHP Billiton Group	1,746	1,054	1,029

(1)	Includes US$144 million (2011: US$73 million, 2010: reversal of US$1 million) exploration expense previously capitalised, written off as impaired.

During FY2012, Minerals greenfield exploration has focused on copper targets in South America, nickel and copper targets in Australia and iron ore and potash targets globally. Petroleum exploration activities focused on offshore Western Australia, the Gulf of Mexico, South East Asia and our recently acquired Onshore US business.

Exploration expenditure for FY2013 is expected to be approximately US$1.5 billion, of which approximately half is for offshore oil and gas and the other half is for Minerals.

3.4.7    Interest rates

We are exposed to interest rate risk on our outstanding borrowings and investments. Our policy on interest rate exposure is for interest on our borrowings to be on a US dollar floating interest rate basis. Deviation from our policy requires the prior approval of our Financial Risk Management Committee and is managed within our Cash Flow at Risk (CFaR) framework, which is described in note 28 ‘Financial risk management’ to the financial statements. When required under this strategy, we use interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure, as well as using swaptions to manage the fixed interest rate exposure. As at 30 June 2012, the Group holds US$4.3 billion (2011: US$827 million) of centrally managed fixed interest rate borrowings, as well as US$4.0 billion (2011: US$650 million) of other fixed interest rate borrowings, that have not been swapped to floating interest rates, arising from debt raised during FY2012, debt assumed as part of the acquisition of Petrohawk and debt raised prior to the DLC merger.

Our earnings are sensitive to changes in interest rates on the floating interest rate component of the Group’s net borrowings. Based on the net debt position as at 30 June 2012, taking into account interest rate swaps and cross currency interest rate swaps, it is estimated that a one percentage point increase in the US LIBOR interest rate will decrease the Group’s profit after taxation by US$103 million (2011: decrease of US$25 million). This assumes that the change in interest rates is effective from the beginning of the financial year and the fixed/floating mix and balances are constant over the year. However, interest rates and the net debt profile of the Group may not remain constant in the coming financial year and therefore such sensitivity analysis should be used with care.

3.4.8    Freight markets

The bulk freight market is typically categorised by the size of the vessel. Capesize vessels are typically classified as having deadweight above 150 thousand deadweight tonnes (kdwt) compared with Panamax and Supramax vessels, which are 60 to 100 kdwt and 50 to 60 kdwt, respectively. Freight rates have dropped considerably over the three-year period as set out below.

Year ended 30 June	2012 Closing	2011 Closing	2010 Closing
Rate (US$ per day)
Capesize average 4 Time Charter rate	3,988	12,732	24,239
Panamax average 4 Time Charter rate	7,835	12,823	22,113
Supramax average 6 Time Charter rate	13,145	13,682	21,607

Although the demand for bulk commodities was strong, the freight market experienced oversupply due to the many newly built vessels entering the market. The total dry bulk fleet grew by 14 per cent year-on-year in CY2011, thereby outpacing seaborne trade growth.

3.4.9    Health, safety, environment and community

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

Further information about our compliance with HSEC regulations can be found in section 2.8 ‘Sustainability’.

3.4.10    Insurance

During FY2012, we maintained an insurance program with policies encompassing property damage, business interruption, sabotage and terrorism, marine cargo, construction, public and certain other liabilities and directors and officers’ exposures. The program includes a combination of self-insurance via subsidiary captive insurance companies, industry mutuals and external market reinsurance above our reinsurance level. Mandates are established as to risk retention levels, policy cover and, where applicable, reinsurance counter parties. As part of our portfolio risk management approach, we regularly conduct an assessment of maximum foreseeable loss potential, cash flow at risk, loss experience, claims received and insurance premiums paid, and will make adjustments to the balance of self-insurance and reinsurance as required.

The Group continues to be largely self-insured for losses arising from property damage and business interruption, sabotage and terrorism, marine cargo and construction. For these risks, we internally insure our operations (for wholly owned assets and for our share of joint venture assets) via our captive insurance companies. Any losses incurred will consequently impact the financial statements as they arise.

During FY2012, insurance claims relating to extreme weather across central Queensland in 2008 were settled. Proceeds of US$300 million have been treated as an exceptional item – refer to section 3.6.5 ‘Exceptional items’.

3.5    Application of critical accounting policies

The preparation of our consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its estimates and judgements in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its estimates and judgements on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

We have identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods:

•	reserve estimates;

•	exploration and evaluation expenditure;

•	development expenditure;

•	property, plant and equipment and intangible assets – recoverable amount;

•	defined benefit pension schemes;

•	provision for closure and rehabilitation;

•	taxation.

In accordance with IFRS, we are required to include information regarding the nature of the estimates and judgements and potential impacts on our financial results or financial position in the financial statements. This information can be found in note 1 ‘Accounting policies’ to the financial statements.

3.6    Operating results

The following tables provide a summary of the CSG Revenue and Underlying EBIT for FY2012 and the two prior corresponding periods. Our use of Underlying EBIT is explained in section 3.6.2.

Year ended 30 June	2012	2011	2010
	US$M	US$M	US$M
Revenue (1)
Petroleum	12,937	10,737	8,782
Aluminium	4,766	5,221	4,353
Base Metals	11,596	14,152	10,409
Diamonds and Specialty Products	1,326	1,517	1,272
Stainless Steel Materials	2,993	3,861	3,617
Iron Ore	22,601	20,412	11,139
Manganese	2,152	2,423	2,150
Metallurgical Coal	7,576	7,573	6,059
Energy Coal	6,022	5,507	4,265
Group and unallocated items (2)(3)	257	336	752

BHP Billiton Group	72,226	71,739	52,798

Year ended 30 June	2012	2011	2010
	US$M	US$M	US$M
Underlying EBIT (1)
Petroleum	6,348	6,330	4,573
Aluminium	(291)	266	406
Base Metals	3,965	6,790	4,632
Diamonds and Specialty Products	199	587	485
Stainless Steel Materials	32	588	668
Iron Ore	14,201	13,328	6,001
Manganese	235	697	712
Metallurgical Coal	1,570	2,670	2,053
Energy Coal	1,227	1,129	730
Group and unallocated items (2)(3)	(248)	(405)	(541)

BHP Billiton Group	27,238	31,980	19,719

(1)	Includes the sale of third party product.

(2)	Revenue that is not reported in business segments principally includes sales of freight and fuel to third parties.

(3)	Includes consolidation adjustments, unallocated items and external sales for the Group’s freight, transport and logistics operations and certain closed operations.

3.6.1    Consolidated results

Year ended 30 June 2012 compared with year ended 30 June 2011

Our strategy to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market remained a major point of differentiation, particularly in the current, more challenging economic environment.

Revenue was US$72.2 billion, an increase of US$487 million, or 0.7 per cent, from US$71.7 billion in the corresponding period. The revenue increases of US$2.2 billion in both our Petroleum and Iron Ore businesses were partially offset by decreases in other businesses, in particular our Base Metals and Stainless Steel Materials businesses of US$2.6 billion and US$868 million, respectively.

The increase in revenue in Iron Ore related primarily to higher sales volumes of US$3.4 billion, offset by lower realised prices of US$1.2 billion. Revenue increases in Petroleum related primarily to US$2.2 billion of revenue in Onshore US for FY2012, an increase of US$2.1 billion from FY2011. The impact of higher realised prices in Petroleum’s conventional (primarily offshore) business was largely offset by lower sales volumes.

The revenue decrease in Base Metals reflected lower sales volumes of US$861 million and lower realised prices of US$1.5 billion. The decrease in revenue in Stainless Steel Materials was primarily due to lower realised prices.

Further description on the changes in revenue is included in the analysis of Underlying EBIT for the Group in section 3.6.2 and for the CSGs in section 3.6.6.

Our Attributable profit of US$15.4 billion represented a decrease of 34.8 per cent from US$23.6 billion in the corresponding period.

Attributable profit in FY2012 included a number of exceptional items: an impairment of the Fayetteville, US, dry gas assets acquired from Chesapeake Energy in March 2011 of US$1.8 billion (US$2.8 billion before tax); an impairment of the Nickel West, Australia, assets of US$355 million (US$449 million before tax) and a US$342 million (US$452 million before tax) charge for the suspension or early closure of operations and the change in status of specific projects, which included an impairment of the Olympic Dam Project of US$242 million (US$346 million before tax).

Other exceptional items included the settlement of insurance claims at Queensland Coal, Australia, which resulted in other income of US$199 million (US$284 million before tax), while a US$637 million non-cash income tax credit was recognised following the passage of Australia’s Minerals Resource Rent Tax (MRRT) and Petroleum Resource Rent Tax (PRRT) extension into legislation in March 2012.

Attributable profit excluding exceptional items (comprising Profit after taxation attributable to members of BHP Billiton Group less Exceptional items as described in section 3.6.5) of US$17.1 billion represented a decrease of 21.1 per cent from US$21.7 billion in FY2011. The US$4.6 billion decrease in Attributable profit excluding exceptional items primarily reflects the decrease in Underlying EBIT of US$4.8 billion.

The decrease in Underlying EBIT from the prior year is a result of weaknesses in the price of, and demand for, commodities and industry-wide cost pressure. The rate of cost escalation was most severe in those CSGs that experienced disruptions, outages or grade-related issues. The increased revenue for Onshore US, from US$107 million in FY2011 to US$2.2 billion in FY2012, did not result in additional EBIT due to the impact of lower realised gas prices in the United States. An analysis of the change in Underlying EBIT for the Group is set out in section 3.6.2 and for the CSGs in section 3.6.6.

Net operating cash flow of US$24.4 billion declined by 18.9 per cent, while Underlying return on capital was 23.0 per cent. The value of the Group’s diversified strategy was reflected in the Group’s Underlying EBIT margin, which remained at a robust 39.4 per cent.

Year ended 30 June 2011 compared with year ended 30 June 2010

Revenue was US$71.7 billion, an increase of US$19.9 billion, representing 35.9 per cent from US$52.8 billion in the corresponding period. Increases were experienced across all our CSGs, with US$9.3 billion for Iron Ore being the most significant. Other significant increases were in Base Metals (US$3.7 billion), Petroleum (US$2.0 billion) and Metallurgical Coal (US$1.5 billion).

Our Attributable profit of US$23.6 billion represented an increase of 85.9 per cent from the corresponding period. Attributable profit excluding exceptional items of US$21.7 billion represented an increase of 73.9 per cent from the corresponding period, while Underlying return on capital, excluding investment associated with projects not yet in production, increased to 50 per cent. The strong increase in the Group’s Underlying EBIT margin to 47 per cent emphasised the quality of BHP Billiton’s diversified portfolio.

An ongoing commitment to invest through all points of the economic cycle delivered record annual production across four commodities and 10 operations. Our decision to invest in our WAIO business during the depths of the global financial crisis facilitated an eleventh consecutive annual increase in iron ore production, as prices continued to test new highs. Three major projects delivered first production in FY2011, including the New South Wales Energy Coal MAC20 Project, Australia, which was completed ahead of schedule.

Robust demand, industry-wide cost pressures and persistent supply side constraints continued to support the fundamentals for the majority of BHP Billiton’s core commodities. In that context, another strong year of growth in Chinese crude steel production ensured steelmaking material prices were the major contributing factor to the US$17.2 billion price-related increase in Underlying EBIT.

However, we regularly highlighted our belief that costs tend to lag the commodity price cycle as consumable, labour and contractor costs are broadly correlated with the mining industry’s level of activity. In the environment at that time, tight labour and raw material markets were presenting a challenge for all operators, and BHP Billiton was not immune from that trend. The devaluation of the US dollar and inflation reduced Underlying EBIT by a further US$3.2 billion.

Record operating cash flow of US$30.1 billion continued to create substantial flexibility for the Group.

3.6.2    Consolidated results – Underlying EBIT

In discussing the operating results of our business, we focus on a financial measure we refer to as Underlying EBIT. Underlying EBIT is the key measure that management uses internally to assess the performance of our business, make decisions on the allocation of resources and assess operational management. Management uses this measure because financing structures and tax regimes differ across our assets and substantial components of our tax and interest charges are levied at a Group rather than an operational level.

We exclude exceptional items from Underlying EBIT in order to enhance the comparability of the measure from period to period and provide clarity into the underlying performance of our operations. Our management monitors exceptional items separately.

The following table reconciles Underlying EBIT to Profit from operations.

Year ended 30 June	2012	2011	2010
	US$M	US$M	US$M
Underlying EBIT	27,238	31,980	19,719
Exceptional items (before taxation) – refer section 3.6.5	(3,486)	(164)	312
Profit from operations (EBIT)	23,752	31,816	20,031

The following table describes the approximate impact of the principal factors that affected Underlying EBIT for FY2012 and FY2011.

Year ended 30 June	2012	2011
	US$M	US$M
Underlying EBIT as reported in the prior year	31,980	19,719
Change in volumes:
Increase in volumes	2,529	841
Decrease in volumes	(2,221)	(1,422)

	308	(581)

Net price impact:
Change in sales prices	(2,213)	18,648
Price-linked costs	253	(1,420)

	(1,960)	17,228

Change in costs:
Costs (rate and usage)	(3,138)	(1,412)
Exchange rates	820	(2,526)
Inflation on costs	(764)	(635)

	(3,082)	(4,573)

Asset sales	78	(85)
Ceased and sold operations	347	(140)
New and acquired operations (1)	(86)	1,153
Exploration and business development	(819)	(328)
Other	472	(413)

Underlying EBIT	27,238	31,980

(1)	Assets are reported as New and acquired operations until there is a full-year period for comparison. Accordingly, Petrohawk and Fayetteville (for FY2012 and FY2011) are in New and acquired operations.

The method of calculation of the factors that affected Underlying EBIT and the financial statement line items of Revenue, Other income and Expenses (excluding net finance costs) that are affected by the factors are as follows.

Factor affecting Underlying EBIT	Method of calculation	Financial statement line item affected
Volumes	Change in volumes for each operation from the corresponding period to the current period multiplied by prior year Underlying EBIT margin.	Revenue and Expenses

Change in sales prices	Change in average realised price for each operation from the corresponding period to the current period multiplied by current period volumes.	Revenue

Price-linked costs	As for change in sales prices.	Expenses

Costs (rate and usage)	Change in total costs, other than those included in other categories below, for each operation from the corresponding period to the current period.	Expenses

Exchange rates	Change in exchange rate multiplied by current period local currency revenue and expenses – the majority of the Group’s selling prices are denominated in US dollars and so there is little impact of exchange rate changes on Revenue.	Revenue and Expenses

Inflation on costs	Change in inflation rate applied to expenses, other than depreciation and amortisation, price-linked costs, exploration and business development expenses, expenses in ceased and sold and expenses in new and acquired operations.	Expenses

Asset sales	Profit/loss on the sale of assets or operations in the current period minus profit/loss on sale in the corresponding period.	Other income

Ceased and sold operations	Underlying EBIT for operations that are ceased or sold operations in the current period minus Underlying EBIT for operations that are ceased or sold in the corresponding period.	Revenue, Other income and Expenses

New and acquired operations	Underlying EBIT for operations that are new or acquired in the current period minus Underlying EBIT for operations that are new or acquired in the corresponding period.	Revenue, Other income and Expenses

Exploration and business development	Exploration and business development expense in the current period minus exploration and business development expense in the corresponding period.	Expenses

Other	Variances not explained by the above factors.	Expenses

The following commentary provides description of the principal factors outlined in the table above for FY2012 and FY2011.

Year ended 30 June 2012 compared with year ended 30 June 2011

Underlying EBIT for FY2012 was US$27.2 billion, compared with US$32.0 billion in the corresponding period, a decrease of 14.8 per cent.

Volumes

Disciplined investment throughout the economic cycle has established strong momentum in our major businesses, demonstrated by a twelfth consecutive annual production record at WAIO and record annual production at another nine operations. In aggregate, volumes increased Underlying EBIT by US$308 million in the period.

WAIO shipments rose to a record annualised rate of 179 million tonnes (Mt) in the June 2012 quarter (100 per cent basis). The resultant 23 Mt (BHP Billiton share) uplift in WAIO shipments increased Underlying EBIT by US$2.4 billion in FY2012.

Downtime at our non-operated facilities in the Gulf of Mexico, US, and the North West Shelf, Australia, and natural field decline, particularly at Pyrenees, Australia, were the major contributors to the volume related US$1.1 billion reduction in Underlying EBIT for the Petroleum business. The Atlantis and Mad Dog, both US, facilities resumed production in August 2012. In Base Metals, annual copper production records were set at Antamina and Spence, Chile, although lower grades and industrial action constrained performance at Escondida. An overall decline in Base Metals volumes reduced Underlying EBIT by US$509 million in the period.

The impact on EBIT arising from the increase in volume relating to the acquisition of our US Onshore business is included under the heading ‘New and acquired operations’.

Prices

Prices for many of BHP Billiton’s products declined during FY2012 as global economic growth slowed and concerns surrounding the economic outlook increased. In total, lower average realised prices reduced Underlying EBIT by US$2.0 billion in FY2012, net of price-linked costs. The impact was most apparent in our Base Metals and Iron Ore businesses where weaker prices reduced Underlying EBIT by US$1.6 billion and US$1.3 billion, respectively. No respite was provided for our Aluminium, Manganese and Stainless Steel Materials businesses, where lower realised prices reduced Underlying EBIT by a combined US$1.2 billion.

In Petroleum, a 19 per cent increase in the average realised price of oil and a 29 per cent rise in the average realised price of liquefied natural gas contributed to a US$1.5 billion increase in Underlying EBIT in FY2012. In addition, stronger thermal and metallurgical coal realised prices increased Underlying EBIT by a combined US$434 million, net of price-linked costs.

Costs

Industry-wide cost pressure resulted in a decline in Underlying EBIT of US$3.1 billion, particularly in Base Metals and in Metallurgical Coal, where industrial action at Queensland Coal and Escondida created additional pressure on costs.

Higher costs, excluding the impacts of inflation, exchange rate volatility and non-cash items, reduced Underlying EBIT by US$2.7 billion in FY2012. Labour and contractor cost increases and higher raw material costs accounted for more than half of this increase.

The Group has been quick to respond to the change in the operating environment and has acted decisively by closing energy intensive silicomanganese alloy production capacity in South Africa and by temporarily closing capacity at TEMCO. In addition, metallurgical coal production at Norwich Park was suspended following a review of the mine’s profitability.

Non-cash items, which included foreign exchange rate related adjustments to the carrying value of inventory and higher depreciation associated with the completion of major projects, reduced Underlying EBIT by a further US$435 million in FY2012.

Exchange rates

The cost related impact of the stronger Australian dollar reduced Underlying EBIT by US$565 million in FY2012. However, the positive restatement of monetary items in the balance sheet that followed the general strengthening of the US dollar against a basket of currencies at the end of the period resulted in a US$1.1 billion increase in Underlying EBIT. In total, exchange rate volatility increased Underlying EBIT by US$820 million.

Average and closing exchange rates for FY2012 and FY2011 are detailed in note 1 ‘Accounting policies’ to the financial statements.

Inflation on costs

Inflationary pressure had an unfavourable impact on all CSGs and reduced Underlying EBIT by US$764 million during FY2012. The pressure was most notable in Australia and South Africa, which accounted for 75 per cent of the total impact.

Asset sales

The contribution of asset sales to Underlying EBIT increased by US$78 million from the corresponding period and primarily reflected the receipt of a post-closing payment that followed the 2006 divestment of our interests in Cascade and Chinook, US.

Ceased and sold operations

A favourable foreign exchange related restatement and partial release of the Newcastle steelworks, Australia, rehabilitation provision accounted for the majority of the US$347 million increase in Underlying EBIT.

New and acquired operations

Assets are reported as new and acquired operations until there is a full-year period for comparison. New and acquired operations reduced Underlying EBIT by US$86 million in FY2012. Iron Ore’s acquisition of the HWE business in Western Australia increased Underlying EBIT by US$97 million, which was more than offset by a decrease in Underlying EBIT for the Onshore US business of US$183 million – being a loss of US$140 million in FY2012 compared with a profit of US$43 million in FY2011.

The additional revenue of US$2.1 billion for Onshore US in FY2012 did not result in additional EBIT due to the impact of lower realised gas prices in the United States.

Exploration and business development

Exploration expense increased by US$662 million to US$1.7 billion in FY2012. Within Minerals (US$928 million expense), greenfield exploration continued on copper targets in South America, nickel and copper targets in Australia, and iron ore and potash targets globally.

Petroleum exploration expense was US$818 million and included a US$144 million impairment of exploration previously capitalised. Our activities focused on offshore Western Australia, the Gulf of Mexico, South East Asia and our recently acquired Onshore US business.

A general increase in the level of business development expenditure reduced Underlying EBIT by a further US$157 million in FY2012.

Other

The absence of specific provisions and non-cash charges that were reported in the Aluminium and Base Metals businesses in FY2011 largely accounted for a US$472 million increase in Underlying EBIT in the period.

Year ended 30 June 2011 compared with year ended 30 June 2010

Underlying EBIT for FY2011 was US$32.0 billion, compared with US$19.7 billion in the corresponding period, an increase of 62.2 per cent.

Volumes

BHP Billiton achieved production records across four commodities and 10 operations during FY2011. WAIO shipments rose to a record annualised rate of 155 mtpa in the June 2011 quarter and, when combined with strong operating performance at Samarco, Brazil, enabled iron ore volumes to contribute an additional US$572 million to Underlying EBIT.

The completion and successful ramp-up of the MAC20 Project ahead of schedule underpinned record production at New South Wales Energy Coal in the period. When considered in conjunction with a 13 per cent increase in South Africa Coal production, Energy Coal volumes increased Underlying EBIT by US$177 million in FY2011.

However, broader challenges continued to delay the supply response of the industry over the 12-month period. For example, metallurgical coal supply was significantly affected by persistent wet weather in the Bowen Basin, Australia, while ongoing permitting delays in the Gulf of Mexico continued to impact drilling activity. In aggregate, volumes reduced BHP Billiton Underlying EBIT by US$581 million in FY2011 despite generally strong operating performance.

Prices

Robust demand driven by the emerging economies, a general elevation and steepening of global (commodity) cost curves and the persistent theme of supply side constraint, were all catalysts for higher commodity prices that increased Underlying EBIT by US$18.6 billion in the period. Another strong year of growth in Chinese crude steel production ensured steelmaking material prices were the major contributing factor, as they alone increased Underlying EBIT by US$11.1 billion. Price-linked costs (including royalties) reduced Underlying EBIT by US$1.4 billion.

Costs

Excluding the impact of a weaker US dollar, inflation and an increase in non-cash items, costs decreased Underlying EBIT by US$1.2 billion.

BHP Billiton has regularly highlighted its belief that costs tend to lag the commodity price cycle as consumable, labour and contractor costs were broadly correlated with the mining industry’s level of activity. In the FY2011 environment of elevated commodity prices, tight labour and raw material markets were presenting a challenge for all operators.

Higher fuel and energy prices (of which BHP Billiton was a net beneficiary), together with increased maintenance, labour and contractor costs, accounted for the majority of the impact and reduced Underlying EBIT by US$878 million.

Cost performance in the large bulk commodity businesses was heavily influenced by the ability to leverage infrastructure and maximise volumes. In this regard, the weather related disruption at our Queensland Coal, Australia, business had a negative impact on unit costs in the period. The major cost offset was related to the recovery in operating performance that followed last year’s Clark Shaft outage at Olympic Dam.

Non-cash items, predominantly depreciation, reduced Underlying EBIT by a further US$255 million and reflected the ongoing delivery of our organic growth program.

Exchange rates

A weaker US dollar against producer currencies reduced Underlying EBIT by US$2.5 billion, which included a US$735 million variance related to the restatement of monetary items in the balance sheet. The Australian operations were the most heavily impacted. The strong Australian dollar reduced Underlying EBIT by US$2.1 billion, which included a US$640 million variance related to the restatement of monetary items in the balance sheet. The absolute impact on costs as a result of the restatement of monetary items in the balance sheet was a loss of US$807 million in FY2011.

Average and closing exchange rates for FY2011 and FY2010 are detailed in note 1 ‘Accounting policies’ to the financial statements.

Inflation on costs

Inflationary pressure on costs across all businesses had an unfavourable impact on Underlying EBIT of US$635 million. The pressure was most evident in Australia and South Africa, which accounted for over two-thirds of the total impact.

Asset sales

The profit on the sale of assets was US$85 million lower than the corresponding period largely due to the dissolution of the Douglas Tavistock Joint Venture, South Africa, which increased Underlying EBIT in the prior period.

Ceased and sold operations

The currency revaluation of rehabilitation and closure provisions for ceased operations was the major driver of the US$140 million reduction in Underlying EBIT.

New and acquired operations

Assets are reported as new and acquired operations until there is a full-year comparison. New operations increased Underlying EBIT by US$1.2 billion primarily due to strong performance at the BHP Billiton operated Pyrenees oil facility and the inaugural contribution from the recently acquired Fayetteville shale assets.

Exploration and business development

Group exploration expense increased marginally in FY2011 to US$1.1 billion. Within Minerals (US$577 million expense), the focus centred upon copper targets in South America, Mongolia and Zambia; nickel and copper targets in Australia; and diamond targets in Canada. Exploration for iron ore, potash, uranium and manganese was undertaken in a number of regions, including Australia, Asia, Africa and the Americas.

Petroleum exploration expense was US$477 million and included a US$73 million impairment of exploration previously capitalised. Exploration drilling activity was delayed in the Gulf of Mexico due to new regulatory permitting processes, but was partially offset by an increase in the acquisition and processing of geophysical data.

Expenditure on business development reduced Underlying EBIT by an additional US$303 million compared with the prior period as Base Metals progressed a number of its development options, including Olympic Dam Project (ODP1) and the Spence Hypogene project, Chile. Increased activity on the Scarborough and Browse liquefied natural gas projects, both Australia, in FY2011 also contributed to the rise in the business development expense.

Other

Other items decreased Underlying EBIT by US$413 million and included provisions totalling US$189 million related to indirect taxes in the Aluminium and Iron Ore businesses and Colombian net worth tax in Stainless Steel Materials and Energy Coal.

3.6.3    Net finance costs

Year ended 30 June 2012 compared with year ended 30 June 2011

Net finance costs increased to US$730 million from US$561 million in the corresponding period. This was primarily driven by increased net interest expense on higher net debt, partially offset by exchange rate variations on net debt. At 30 June 2012 net debt, comprising interest bearing liabilities less cash and cash equivalents, was US$23.6 billion, which represented an increase of US$17.8 billion compared with the net debt position at 30 June 2011.

Year ended 30 June 2011 compared with year ended 30 June 2010

Net finance costs increased to US$561 million from US$459 million in the corresponding period. This was primarily driven by exchange rate variations on net debt and lower amounts of interest capitalised.

3.6.4    Taxation expense

Year ended 30 June 2012 compared with year ended 30 June 2011

Total taxation expense, including royalty-related taxation, exceptional items and exchange rate movements, was US$7.5 billion, representing an effective rate of 32.5 per cent (2011: 23.4 per cent).

Exchange rate movements increased taxation expense by US$250 million (2011: decrease of US$1.5 billion). The reduced impact compared with FY2011 was predominantly due to eligible Australian entities electing to adopt a US dollar tax functional currency from 1 July 2011.

Exceptional items decreased taxation expense by US$1.7 billion (2011: decrease of US$2.1 billion), predominantly due to the recognition of tax benefits of US$1.2 billion arising from the impairments of goodwill and other assets in relation to the Fayetteville shale gas assets, Nickel West and the Olympic Dam expansion project and the recognition of a net income tax benefit of US$637 million on enactment of the MRRT and PRRT extension legislation in Australia.

Government imposed royalty arrangements calculated by reference to profits after adjustment for temporary differences are reported as royalty-related taxation. Royalty-related taxation (excluding exceptional items) contributed US$889 million to taxation expense, representing an effective tax rate of 3.9 per cent (2011: US$828 million and 2.6 per cent).

Other royalty and excise arrangements that did not have these characteristics, are recognised as operating costs within Profit before taxation. These amounted to US$3.1 billion during the period (2011: US$2.9 billion).

Year ended 30 June 2011 compared with year ended 30 June 2010

Total taxation expense, including royalty-related taxation and the predominantly non-cash exceptional items and exchange rate movements, was US$7.3 billion, representing an effective tax rate of 23.4 per cent (2010: 33.5 per cent).

Exchange rate movements decreased taxation expense by US$1.5 billion (2010: increase of US$106 million), predominantly due to the revaluation of local currency deferred tax assets arising from future tax depreciation of US$2.5 billion, partly offset by the revaluation of local currency tax liabilities and deferred tax balances arising from other monetary items and temporary differences, which amounted to US$1.0 billion.

Exceptional items decreased taxation expense by US$2.1 billion (2010: increase of US$59 million), predominantly due to the reversal of deferred tax liabilities of US$1.5 billion following the election of eligible Australian entities to adopt a US dollar tax functional currency, as well as the release of tax provisions of US$718 million following the Group’s position being confirmed with respect to Australian Taxation Office (ATO) amended assessments.

Royalty-related taxation contributed US$828 million to taxation expense, representing an effective rate of 2.6 per cent (2010: US$451 million and 2.3 per cent).

Other royalty and excise arrangements amounted to US$2.9 billion during the period (2010: US$1.7 billion).

3.6.5    Exceptional items

Year ended 30 June 2012

Year ended 30 June 2012	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Impairment of Fayetteville goodwill and other assets	(2,835)	996	(1,839)
Impairment of Nickel West goodwill and other assets	(449)	94	(355)
Suspension or early closure of operations and the change in status of specific projects (1)	(502)	108	(394)
Settlement of insurance claims (1)	300	(90)	210
Recognition of deferred tax assets on enactment of MRRT and PRRT extension legislation in Australia	–	637	637

	(3,486)	1,745	(1,741)

(1)	Includes amounts attributable to non-controlling interests of US$(34) million (US$7 million tax expense).

As a result of the fall in United States domestic gas prices and the Company’s decision to adjust its development plans, the Group has recognised impairments of goodwill and other assets in relation to its Fayetteville shale gas assets. A total impairment charge of US$2.8 billion (US$996 million tax benefit) was recognised in FY2012.

The Group has recognised impairments of goodwill and other assets at Nickel West as a result of the continued downturn in the nickel price and margin deterioration. A total impairment charge of US$449 million (US$94 million tax benefit) was recognised in FY2012.

As part of our regular portfolio review, various operations and projects around the Group have either been suspended, closed early or changed in status. These include: the change in status of the Olympic Dam expansion project; the temporary suspension of production at TEMCO and the permanent closure of the Metalloys South Plant in South Africa; the indefinite cessation of production at Norwich Park; and the suspension of other minor capital projects. As a result, impairment charges of US$422 million (US$84 million tax benefit), idle capacity costs and inventory write-down of US$40 million (US$12 million tax benefit) and other restructuring costs of US$40 million (US$12 million tax benefit) were recognised in FY2012 of which US$346 million (US$104 million tax benefit) related to Olympic Dam.

During 2008, the extreme weather across the central Queensland coalfields in Australia affected production from the BHP Billiton Mitsubishi Alliance (BMA) and BHP Billiton Mitsui Coal (BMC) operations. The Group settled insurance claims in respect of the lost production, and insurance claim income of US$300 million (US$90 million tax expense) was recognised in FY2012.

The Australian MRRT and PRRT extension legislation was enacted in March 2012. Under the legislation, the Group is entitled to a deduction against future MRRT and PRRT liabilities based on the market value of its coal, iron ore and petroleum assets. A deferred tax asset, and an associated net income tax benefit of US$637 million, was recognised in FY2012 to reflect the future deductibility of these market values for MRRT and PRRT purposes, to the extent they are considered recoverable.

Refer to note 3 ‘Exceptional items’ to the financial statements for more information.

Year ended 30 June 2011

Year ended 30 June 2011	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Withdrawn offer for PotashCorp	(314)	–	(314)
Newcastle steelworks rehabilitation	150	(45)	105
Release of income tax provisions	–	718	718
Reversal of deferred tax liabilities	–	1,455	1,455

	(164)	2,128	1,964

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

The Group recognised a decrease of US$150 million (US$45 million tax charge) to rehabilitation obligations in respect of former operations at the Newcastle steelworks, Australia, following a full review of the progress of the Hunter River Remediation project, Australia, and estimated costs to completion.

The ATO issued amended assessments in prior years denying bad debt deductions arising from the investments in Beenup and Boodarie Iron, both Australia, and the denial of capital allowance claims made on the Boodarie Iron project. The Group challenged the assessments and was successful on all counts before the Full Federal Court. The ATO obtained special leave in September 2010 to appeal to the High Court in respect of the denial of capital allowance claims made on the Boodarie Iron project. The Group’s position in respect of the capital allowance claims on the Boodarie Iron project was confirmed by the High Court in June 2011. As a result of these appeals, US$138 million was released from the Group’s income tax provision in September 2010 and US$580 million in June 2011.

Consistent with the functional currency of the Group’s operations, eligible Australian entities elected to adopt a US dollar tax functional currency from 1 July 2011. As a result, a deferred tax liability relating to certain US dollar denominated financial arrangements was derecognised, resulting in a credit to income tax expense of US$1.5 billion.

Year ended 30 June 2010

Year ended 30 June 2010	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Pinal Creek rehabilitation	186	(53)	133
Disposal of the Ravensthorpe nickel operation	653	(196)	457
Restructuring of operations and deferral of projects	(298)	12	(286)
Renegotiation of power supply agreements	(229)	50	(179)
Release of income tax provisions	–	128	128

	312	(59)	253

During FY2010, a settlement was reached in relation to the Pinal Creek, US, groundwater contamination, which resulted in other parties taking on full responsibility for groundwater rehabilitation and partly funding the Group for past and future rehabilitation costs incurred. As a result, a gain of US$186 million (US$53 million tax expense) was recognised reflecting the release of rehabilitation provisions and cash received.

The Group sold the Ravensthorpe nickel operations, Australia, during FY2010. As a result of the sale, impairment charges recognised as exceptional items in FY2009 were partially reversed totalling US$611 million (US$183 million tax expense). In addition, certain obligations that remained with the Group were mitigated and related provisions released, together with minor net operating costs this resulted in a gain of US$42 million (US$13 million tax expense).

Continuing power supply constraints impacting the Group’s three aluminium smelters in southern Africa, and temporary delays with the Guinea alumina project, gave rise to charges for the impairment of property, plant and equipment and restructuring provisions. A total charge of US$298 million (US$12 million tax benefit) was recognised by the Group in FY2010.

Renegotiation of long-term power supply arrangements in southern Africa impacted the value of embedded derivatives contained within those arrangements. A total charge of US$229 million (US$50 million tax benefit) was recognised by the Group in FY2010.

The ATO issued amended assessments in prior years denying bad debt deductions arising from the investments in Hartley, Zimbabwe, Beenup and Boodarie Iron and the denial of capital allowance claims made on the Boodarie Iron project. BHP Billiton lodged objections and was successful on all counts in the Federal Court and the Full Federal Court. The ATO did not seek to appeal the Boodarie Iron bad debt disallowance to the High Court, which resulted in a release of US$128 million from the Group’s income tax provisions. The ATO sought special leave to appeal to the High Court in relation to the Beenup bad debt disallowance and the denial of the capital allowance claims on the Boodarie Iron project and was granted special leave only in relation to the denial of the capital allowance claims on the Boodarie Iron project.

3.6.6    Customer Sector Group summary

The discussion of results for our CSGs is set out below and focuses on Underlying EBIT. The factors affecting Underlying EBIT have also affected revenue, except where stated. For further information on our CSG results, including depreciation, refer note 2 ‘Segment reporting’ to the financial statements.

Petroleum

Year ended 30 June 2012 compared with year ended 30 June 2011

In combination with our worldwide conventional oil and gas operations, the integration of the Eagle Ford, Haynesville and Permian assets from the Petrohawk acquisition strengthened our operating position in the

Onshore US and combined with the Fayetteville field contributed to a 40 per cent increase in Petroleum production to 222.3 million barrels of oil equivalent (MMboe) for FY2012. Our total production averaged 608,000 barrels of oil equivalent per day. This achievement was realised despite extended downtime at our non-operated facilities in the Gulf of Mexico.

Underlying EBIT for FY2012 was unchanged from the prior period at US$6.3 billion. This financial performance was achieved despite natural field decline at Pyrenees and the substantial deferral of high margin production due to extended downtime in the Gulf of Mexico and the North West Shelf. Higher prices for our offshore production increased Underlying EBIT by US$1.5 billion largely as a result of a 19 per cent increase in the average realised price of oil to US$110.66 per barrel and a 29 per cent rise in the average realised price of liquefied natural gas to US$14.23 per thousand standard cubic feet (scf). For US natural gas, our average realised price in FY2012 was US$2.82 per thousand scf (1).

Capital expenditure across our offshore and onshore businesses totalled US$5.8 billion in FY2012. Spending in major capital projects across our conventional portfolio was US$2.5 billion and primarily included projects in Western Australia and the Gulf of Mexico, US.

Exploration and development expenditure specifically within our Onshore US business totalled US$3.7 billion in FY2012 and is expected to rise to US$4.0 billion in FY2013. At the end of FY2012, over 80 per cent of the activity of our approximately 40 drilling rigs in the Onshore US business was focused on the liquids-rich Eagle Ford and Permian fields.

We achieved success in our conventional exploration program in FY2012 as seven of 12 wells encountered hydrocarbons. The associated rise in our level of activity resulted in a US$798 million increase in gross exploration spend for the period to US$1,355 million. Capitalised exploration costs increased from US$153 million in FY2011 to US$681 million in FY2012. A US$775 million high-impact exploration program, in our conventional business, largely focused on the Gulf of Mexico and Western Australia, will target large prospective resources in FY2013. During FY2013, our Onshore US business will focus on development wells rather than exploration.

Petroleum production is forecast to increase to approximately 240 MMboe in FY2013, despite the deferral of Onshore US natural gas drilling at Haynesville and Fayetteville. The forecast increase in production is expected to include a 15 per cent rise in valuable liquids production, which will be underpinned by the recommencement of operations at Mad Dog and Atlantis and an increase in activity in our liquids rich Onshore US acreage. The strong liquids growth potential of our Onshore US business was demonstrated by the 60 per cent increase in liquids production, to more than 40 thousand barrels per day over the 10-month period since the acquisition of Petrohawk.

Year ended 30 June 2011 compared with year ended 30 June 2010

The successful integration of the Fayetteville Shale gas assets, the start-up of the Angostura Gas Phase II project on schedule and strong underlying performance from existing assets, delivered 159.4 MMboe for FY2011, the fourth consecutive increase in annual petroleum production. BHP Billiton brought the first new deepwater well into production since the Gulf of Mexico moratorium was enacted in May 2010 and this important milestone, achieved at the BHP Billiton operated Shenzi field, US, followed previous regulatory approvals for water injection and production well drilling.

Underlying EBIT of US$6.3 billion represented an increase of US$1.8 billion or 38.4 per cent when compared with the prior period. Higher average realised prices were a major contributor to the increase in Underlying EBIT (US$1.5 billion, net of price-linked costs) and reflected a 28 per cent increase in oil prices to US$93.29 per barrel, a 22 per cent increase in realised liquefied natural gas prices to US$11.03 per thousand scf, and a 17 per cent increase in natural gas prices to US$4.00 per thousand scf. BHP Billiton’s operating capability was further underscored by the success of Pyrenees although natural field decline worldwide was further impacted by the deferral of high volume wells in the Gulf of Mexico.

(1)	See New and acquired operations in section 3.6.2 for further information

Gross exploration spend of US$557 million was similarly impacted, although an increase in seismic acquisition and processing partially offset the decrease in drilling activity. Recommencement of development drilling at Atlantis, US, was still pending although a step out exploration well at Mad Dog, US, was underway.

Aluminium

Year ended 30 June 2012 compared with year ended 30 June 2011

Record annual production at the Alumar refinery, Brazil, contributed to a four per cent increase in total alumina production in FY2012. Metal production was lower as potline capacity at Hillside, South Africa, was temporarily curtailed following a major unplanned outage in the March 2012 quarter.

Underlying EBIT for FY2012 decreased by US$557 million to a loss of US$291 million as weaker prices and cost escalation drove significant margin compression. An eight per cent reduction in the average realised price of aluminium (to US$2,314 per tonne) and a three per cent decline in the average realised price of alumina (to US$333 per tonne) reduced Underlying EBIT by US$245 million, net of price-linked costs. Higher raw material costs for inputs such as coke and caustic soda led to a further US$223 million decline in Underlying EBIT. Costs associated with the Hillside outage added to the decline.

The Worsley Efficiency and Growth project delivered first production during FY2012.

Year ended 30 June 2011 compared with year ended 30 June 2010

The ongoing ramp-up of the Alumar refinery, Brazil, contributed to a seven per cent increase in total alumina production for FY2011. Metal production remained largely unchanged with all operations running at or close to technical capacity.

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

Base Metals

Year ended 30 June 2012 compared with year ended 30 June 2011

BHP Billiton established strong momentum in its Base Metals business in the June 2012 quarter. Escondida copper production increased by 22 per cent from the March 2012 quarter as mining activities progressed towards higher grade ore, while quarterly material mined, mill throughput and copper production records at Antamina added to the strong finish to the year. Annual copper production, however, declined marginally in FY2012 as lower grades and industrial action constrained performance at Escondida for the first nine months of the year. Production from Pampa Norte, Olympic Dam and Cannington during FY2012 was in line with production in FY2011.

Underlying EBIT for FY2012 decreased by US$2.8 billion to US$4.0 billion. A 14 per cent fall in the average realised price of copper to US$3.58 per pound was the major contributor to the decline and reduced Underlying EBIT by US$1.4 billion. General cost pressure across the Base Metals portfolio, together with unit cost escalation specifically associated with industrial activity and lower ore grades at Escondida, reduced Underlying EBIT by US$841 million.

At 30 June 2012, the Group had 278,547 tonnes of outstanding copper sales that were revalued at a weighted average price of US$3.49 per pound. The final price of these sales will be determined in FY2013. In addition, 239,156 tonnes of copper sales from FY2011 were subject to a finalisation adjustment in 2012. This finalisation adjustment and the provisional pricing impact as at 30 June 2012 decreased Underlying EBIT by US$265 million for the period (2011: US$650 million gain).

Escondida copper production is forecast to increase by approximately 20 per cent in FY2013. Successful completion of both the Escondida Ore Access and Laguna Seca Debottlenecking projects is expected to drive Escondida copper production to over 1.3 Mt (100 per cent basis) in FY2015.

Year ended 30 June 2011 compared with year ended 30 June 2010

Copper production increased during FY2011 as Olympic Dam, Australia, reported annual material mined and milling records. Strong operating performance was similarly reported at Pampa Norte, Chile, and Antamina, Peru, where record annual milling rates mitigated the impact of lower grades. Total copper cathode production represented another record for the period.

Underlying EBIT for FY2011 increased by US$2.2 billion, or 46.6 per cent, to US$6.8 billion. Higher average realised prices for all of our core products favourably impacted Underlying EBIT by US$3.3 billion (net of price-linked costs). The supportive pricing environment was similarly reflected in a number of our key input costs with higher energy, fuel and contractor costs, the major offset. The devaluation of the US dollar and inflation reduced Underlying EBIT by US$418 million. In addition, BHP Billiton refined the basis on which the metal content of its leach pads is estimated at Escondida and Pampa Norte, both Chile, which resulted in a non-cash reduction in Underlying EBIT of US$168 million.

At 30 June 2011, the Group had 239,156 tonnes of outstanding copper sales that were revalued at a weighted average price of US$4.25 per pound. The final price of these sales was determined in FY2012. In addition, 236,584 tonnes of copper sales from FY2010 were subject to a finalisation adjustment in FY2011. The finalisation adjustment and provisional pricing impact increased Underlying EBIT by US$650 million for the period.

BHP Billiton’s Base Metals business is characterised by its large, tier one resource position and its numerous options for growth. In that context, a combined investment of US$492 million (BHP Billiton share) was approved during the period for the Escondida Ore Access and Laguna Seca Debottlenecking projects, Chile.

Diamonds and Specialty Products

Year ended 30 June 2012 compared with year ended 30 June 2011

As anticipated, diamond production in FY2012 was substantially lower than the prior period. EKATI, Canada, production is forecast to remain constrained in the medium term as the operations extract lower grade material, consistent with the mine plan.

Underlying EBIT for FY2012 declined by US$388 million to US$199 million, despite stronger diamond and titanium prices that increased Underlying EBIT by US$246 million. The decline in production at EKATI, which reduced Underlying EBIT by US$357 million, was the major contributing factor to the compression of operating margins. Higher potash exploration and business development costs decreased Underlying EBIT by a further US$171 million.

The sale of our 37.8 per cent non-operated interest in Richards Bay Minerals to Rio Tinto was completed on 7 September 2012, at a price of US$1.9 billion before adjustments. The review of our diamonds business is ongoing.

Year ended 30 June 2011 compared with year ended 30 June 2010

EKATI, Canada, diamond production for FY2011 was 2.5 million carats, an 18 per cent decrease from the prior period. BHP Billiton expected lower average ore grades to impact EKATI production in the medium term, consistent with the mine plan.

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

The approval of a further US$488 million of pre-commitment funding during the Jansen Potash Project feasibility study phase provided funding for site preparation, the procurement of long lead time items and the initial sinking of the production and service shafts.

Stainless Steel Materials

Year ended 30 June 2012 compared with year ended 30 June 2011

The successful replacement of the Line 1 furnace at Cerro Matoso, Colombia, in September 2011 quarter led to an increase in annual nickel production.

Underlying EBIT for FY2012 decreased by US$556 million to US$32 million. A 22 per cent decline in the average realised nickel price reduced Underlying EBIT by US$584 million, net of price-linked costs. At Nickel West, Mt Keith, a reduction in mining activity and the commissioning of the Talc Redesign project delivered tangible cost benefits during the period. Construction of the new Kwinana hydrogen plant, Australia, was also completed in FY2012.

Year ended 30 June 2011 compared with year ended 30 June 2010

The Nickel West Kalgoorlie smelter, Australia, achieved record matte production during FY2011, while Cerro Matoso, Colombia, successfully progressed its planned furnace replacement into the commissioning phase.

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

Iron Ore

Year ended 30 June 2012 compared with year ended 30 June 2011

BHP Billiton’s commitment to invest throughout the economic cycle helped to deliver a twelfth consecutive annual production record in iron ore. WAIO shipments rose to a record annualised rate of 179 Mt in the June 2012 quarter (100 per cent basis). Consistently strong operating performance, the ramp-up of Ore Handling Plant 3 at Yandi, dual tracking of the Company’s rail infrastructure and additional ship loading capacity at Port Hedland contributed to the record result. Samarco’s, Brazil, three pellet plants continued to operate at capacity in the period.

Underlying EBIT for FY2012 increased by US$873 million to a record US$14.2 billion. Outstanding financial performance was underpinned by record production at WAIO, which increased Underlying EBIT by US$2.4 billion. This was partially offset by a seven per cent and five per cent decline in fines and lump prices, respectively, which reduced Underlying EBIT by US$1.3 billion, net of price-linked costs. While the acquisition of the HWE Mining subsidiaries in September 2012 eliminated third party contractor margin, one-off integration costs and an increase in exploration expense more than offset the cost savings achieved during the period.

WAIO production is forecast to increase by approximately five per cent in FY2013. Commissioning of the WAIO Port Hedland Inner Harbour Expansion project remains on schedule for the second half of CY2012 and is expected to increase our inner harbour capacity to 220 mtpa (100 per cent basis). Subsequent debottlenecking opportunities that are expected to enable us to maximise our capacity in the inner harbour continue to be assessed.

Year ended 30 June 2011 compared with year ended 30 June 2010

BHP Billiton’s commitment to invest through all phases of the economic cycle delivered an eleventh consecutive annual production record in iron ore. WAIO benefited from the dual tracking of the Company’s rail infrastructure, which substantially increased overall system capability. WAIO shipments rose to a record annualised rate of 155 mtpa (100 per cent basis) in the June quarter of FY2011, confirming the successful ramp-up of recently expanded capacity.

Underlying EBIT increased by 122.1 per cent to US$13.3 billion for FY2011 driven by record production and a significant improvement in iron ore prices. For the period, average realised iron ore prices increased Underlying EBIT by US$8.5 billion following the important transition to shorter-term, landed, market-based pricing. The significant appreciation in product prices and the adjustment of WAIO royalty rates contributed to a significant increase in price-linked costs, which reduced Underlying EBIT by US$648 million. Broader inflationary pressures and the devaluation of the US dollar reduced Underlying EBIT by a further US$813 million, while non-cash depreciation also increased with the ramp-up of expanded iron ore capacity.

The investment approval for major projects totalling US$8.4 billion (BHP Billiton share) in FY2011 highlighted the Company’s commitment to accelerate the development of its tier one, low-cost and expandable iron ore operations. BHP Billiton also continued to lay the foundations for longer-term growth in the WAIO business with the release of its Public Environmental Review/Draft Environmental Impact Statement that sought Commonwealth and Western Australian Government approvals for the proposed development of an Outer Harbour facility in Port Hedland, Australia.

Manganese

Year ended 30 June 2012 compared with year ended 30 June 2011

Consistently strong operating performance and improved plant availability at both GEMCO, Australia, and Hotazel, South Africa, underpinned annual ore production and sales records in FY2012. Alloy production was substantially lower than the corresponding period following the termination of energy intensive silicomanganese production at Metalloys and the temporary suspension of production at TEMCO.

Underlying EBIT for FY2012 decreased by US$462 million to US$235 million. A 22 per cent decline in the average realised price of ore and a 10 per cent decline in the average realised price of alloy reduced Underlying EBIT by US$400 million, net of price-linked costs. In contrast, record manganese ore sales increased Underlying EBIT by US$64 million.

The US$167 million (BHP Billiton share) GEMCO Expansion Phase 2 (GEEP2) project is expected to further solidify GEMCO as one of the lowest cost and largest manganese mines in the industry. On completion, the GEEP2 project will increase processing capacity from 4.2 to 4.8 mtpa (100 per cent basis), with first production anticipated on schedule in the second half of CY2013.

Year ended 30 June 2011 compared with year ended 30 June 2010

Record annual ore production and sales reflected a full-year contribution from the GEEP1 project, Australia. Record annual sales were also achieved for manganese alloy as the business intensified its volume maximising strategy.

Underlying EBIT remained largely unchanged at US$697 million as stronger volumes and prices were offset by higher costs. Notably, controllable costs remained largely unchanged during the period, although the combined impact of a weaker US dollar and inflation reduced Underlying EBIT by US$186 million. Average realised ore and alloy prices increased by nine per cent and seven per cent, respectively, during FY2011.

Metallurgical Coal

Year ended 30 June 2012 compared with year ended 30 June 2011

A modest increase in metallurgical coal production was achieved in FY2012 despite numerous operating challenges. Production at Queensland Coal remained constrained largely as a result of industrial action, weather related downtime and geotechnical issues at Gregory Crinum. Record annual production at Illawarra Coal, Australia, followed successful commissioning of the West Cliff Coal Preparation Plant upgrade project.

Underlying EBIT for FY2012 decreased by US$1.1 billion to US$1.6 billion. Lower production volumes and higher operating costs at Queensland Coal reduced Underlying EBIT by US$1.1 billion. The progression of our development pipeline also led to an increase in exploration and business development costs in the period. In contrast, a six per cent increase in the price of hard coking coal increased Underlying EBIT by US$339 million, net of price-linked costs.

In July 2012, force majeure was lifted across all BMA sites. In addition, BMA and the unions reached a framework agreement that should guide the finalisation of the BMA Enterprise Agreement. Further work is underway to finalise local mine site details.

In response to the challenging external environment, the Group has chosen to delay the 2.5 mtpa (100 per cent basis) expansion of Peak Downs that is associated with the Caval Ridge mine development. The 5.5 mtpa (100 per cent basis) Caval Ridge mine remains on schedule to deliver first production in CY2014. Following a review of the Norwich Park mine’s profitability, we also announced the indefinite closure of this operation during the June 2012 quarter and the cessation of mining at the Gregory open-cut mine. We continue to review the viability of other Metallurgical Coal operations.

Despite these actions, the capacity of our Queensland Coal business is expected to rise substantially by the end of CY2014 as all other projects remain on schedule and budget (refer section 3.7.2 ‘Major projects’). BHP Billiton announced approval of the US$845 million Appin Area 9 project, Australia, in the period. This underground development is expected to sustain Illawarra Coal’s production capacity at nine mtpa with first production anticipated in CY2016.

Year ended 30 June 2011 compared with year ended 30 June 2010

The remnant effects of wet weather that persisted for much of FY2011 continued to restrict our Queensland Coal business, despite an unrelenting focus on recovery efforts. Although Queensland Coal production did recover strongly in the June 2011 quarter, total metallurgical coal production declined by 13 per cent in FY2011.

Underlying EBIT was US$2.7 billion, an increase of US$617 million, or 30.1 per cent, from the corresponding period. The increase was mainly attributable to the 48 per cent and 45 per cent improvement in average realised prices for hard coking coal and weak coking coal, respectively. In total, stronger prices increased Underlying EBIT by US$2.1 billion, net of price-linked costs. Uncontrollable factors were the major contributor to a significant increase in operating costs. In that context, inflation and the weaker US dollar reduced Underlying EBIT by US$664 million, while the weather related disruption to production at Queensland Coal placed additional pressure on unit costs.

Energy Coal

Year ended 30 June 2012 compared with year ended 30 June 2011

Annual production records were achieved at two of our export oriented operations, Cerrejón Coal, Colombia, and New South Wales Energy Coal. The RX1 Project at New South Wales Energy Coal delivered first production during the June 2012 quarter, significantly ahead of schedule. This project capitalises on strong demand for high ash coal in our key growth markets.

Underlying EBIT for FY2012 increased by US$98 million to US$1.2 billion. Stronger volumes and a higher proportion of export sales, largely associated with improved rail performance at BECSA, South Africa, and the accelerated expansion of New South Wales Energy Coal, Australia, increased Underlying EBIT by US$152 million in the period. Higher average realised prices, most notably at Cerrejón Coal, contributed to a US$95 million increase in Underlying EBIT, net of price-linked costs. In contrast, higher labour and raw material costs contributed to a US$190 million reduction in Underlying EBIT.

During FY2012, BHP Billiton approved a further eight mtpa (100 per cent basis) expansion of Cerrejón Coal mine. The US$437 million project (BHP Billiton share) will increase export capacity to approximately 40 mtpa (100 per cent basis), with first production anticipated on schedule in CY2013. In addition, the partners approved the third phase of expansion of the Newcastle Coal Infrastructure Group’s (NCIG) coal handling facility in Newcastle, Australia.

Year ended 30 June 2011 compared with year ended 30 June 2010

Annual production and sales records for New South Wales Energy Coal followed the successful commissioning and ramp-up of the MAC20 Project, while strong performance at South Africa Coal delivered a 13 per cent increase in annual production.

Underlying EBIT increased by 54.7 per cent to US$1.1 billion in FY2011. The 31 per cent rise in average realised prices, which increased Underlying EBIT by US$917 million for the period, reflected a higher proportion of export sales as we continued to optimise our product mix in response to evolving market demand. Broad cost pressures were accentuated by an increase in cash and non-cash costs associated with the ramp-up of growth projects in Australia and South Africa. The weaker US dollar and inflation reduced Underlying EBIT by US$298 million, while a non-recurring charge related to the recognition of the Colombian net worth tax reduced Underlying EBIT by a further US$32 million. The dissolution of the Douglas Tavistock Joint Venture arrangement increased Underlying EBIT in the corresponding period by US$69 million.

The MAC20 Project was successfully completed during FY2011, ahead of schedule. The Company’s confidence in the outlook for demand in the Asia Pacific Basin was subsequently illustrated by the approval of the US$400 million RX1 Project, Australia, designed to get product to market rapidly, ahead of further coal preparation plant expansions. Further expansion of our world-class Cerrejón Coal operation to 40 mtpa (100 per cent basis) was approved by the partners in August 2011.

Group and unallocated items

This category represents corporate activities, including Group Treasury, Freight, Transport and Logistics operations.

Year ended 30 June 2012 compared with year ended 30 June 2011

The Underlying EBIT expense for Group and Unallocated in FY2012 decreased by US$157 million to US$248 million. Higher corporate and information technology costs were more than offset by a foreign exchange related restatement and partial release of the Newcastle steelworks rehabilitation provision.

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

Year ended 30 June (1)	2012	2011	2010
	US$M	US$M	US$M
Group production
Revenue	68,747	67,903	48,193
Related operating costs	(41,635)	(36,021)	(28,585)

Operating profit (EBIT)	27,112	31,882	19,608
Underlying EBIT Margin	39.4%	47.0%	40.7%

Third party products
Revenue	3,479	3,836	4,605
Related operating costs	(3,353)	(3,738)	(4,494)

Operating profit (EBIT)	126	98	111
Margin (2)	3.6%	2.6%	2.4%

(1)	Excluding exceptional items.

(2)	Operating profit divided by revenue.

We engage in third party trading for the following reasons:

•	Production variability and occasional shortfalls from our own assets means that we sometimes source third party materials to ensure a steady supply of product to our customers.

•	To optimise our supply chain outcomes, we may buy physical product from third parties.

•	In order to support development of more liquid markets, we will sometimes source third party physical product and manage risk through both the physical and financial markets.

3.7    Liquidity and capital resources

As a result of our record production volumes and record prices in many of our key commodities over the past several years, we have generated very strong cash flows throughout our operations. Despite the changing economic and market conditions, our net operating cash flow in the year ended 30 June 2012 of US$24.4 billion reflected the strong cash generating capacity of the business throughout the economic cycle.

These cash flows have been fundamental to our ability to internally fund our existing operations, maintain a pipeline of growth projects and return capital to shareholders through dividends and, in prior years, share buy-backs. Our priority for cash is to reinvest in the business. In line with our strategy, we have grown our business rapidly and consistently through project developments and acquisitions. Through a combination of borrowings and payments to shareholders, we manage our balance sheet with the goal of maintaining levels of gearing that we believe optimise our costs of capital and return on capital employed.

Net operating cash flows are our principal source of cash. We also raise funds from the debt markets to manage our liquidity position and to refinance existing debt. Our liquidity position is supported by our strong and stable credit rating and committed debt facilities.

3.7.1    Cash flow analysis

A full consolidated cash flow statement is contained in the financial statements. The explanatory notes appear in note 23 ‘Notes to the consolidated cash flow statement’ to the financial statements. A summary table has been presented below to show the key sources and uses of cash.

Year ended 30 June	2012	2011	2010
	US$M	US$M	US$M
Cash generated from operations	33,274	37,081	22,246
Dividends received and net interest paid	(563)	(443)	(401)
Taxation paid	(8,327)	(6,558)	(4,955)

Net operating cash flows	24,384	30,080	16,890

Purchases of property plant and equipment	(18,385)	(11,147)	(9,323)
Exploration expenditure	(2,452)	(1,240)	(1,333)
Exploration expenditure expensed and included in operating cash flows	1,602	981	1,030
Purchases of intangibles	(220)	(211)	(85)
Investment in financial assets	(341)	(238)	(152)
Investment in subsidiaries, operations and jointly controlled entities	(12,556)	(4,807)	(508)
Net proceeds from investing activities	316	198	386

Net investing cash flows	(32,036)	(16,464)	(9,985)

Net proceeds from / (repayment of) interest bearing liabilities	8,827	(577)	(485)
Share buy-back	(83)	(9,860)	–
Dividends paid	(5,933)	(5,144)	(4,895)
Other financing activities	(302)	(437)	73

Net financing activities	2,509	(16,018)	(5,307)

Net (decrease)/increase in cash and cash equivalents	(5,143)	(2,402)	1,598

Year ended 30 June 2012 compared with year ended 30 June 2011

Net operating cash flows after interest and tax decreased by 18.9 per cent to US$24.4 billion for FY2012. A US$3.8 billion reduction in cash generated from operations (after changes in working capital balances) was the major contributor to the decline. Higher net income tax paid and increased royalty-related taxation payments further reduced net operating cash flows after interest and tax by US$1.4 billion and US$408 million, respectively.

Investing cash flows increased by US$15.6 billion, primarily driven by investment in subsidiaries and operations of US$12.6 billion in FY2012, the majority of which related to the purchase of Petrohawk, with a resulting cash outflow of US$12.0 billion. Capital and exploration expenditure, including exploration expenditure expensed and included in operating cash flows, totalled US$20.8 billion in FY2012. Expenditure on major growth projects was US$16.3 billion, including US$5.1 billion on Petroleum projects and US$11.2 billion on Minerals projects. Capital expenditure on sustaining and other items was US$2.0 billion. The breakdown of capital and exploration expenditure by CSG is set out in section 3.4.5.

Net financing cash flows include proceeds from borrowings of US$13.3 billion partially offset by dividend payments of US$5.9 billion and debt repayments of US$4.3 billion. Proceeds from borrowings include the issuance of a three tranche Global Bond of US$3.0 billion, a five tranche Global Bond of US$5.25 billion, a two tranche Euro Bond of €2.0 billion and proceeds from Commercial Paper of US$995 million.

Net debt, comprising interest bearing liabilities less cash and cash equivalents, was US$23.6 billion, which is an increase of US$17.8 billion compared with the net debt position at 30 June 2011.

Year ended 30 June 2011 compared with year ended 30 June 2010

Net operating cash flows after interest and tax increased by 78.1 per cent to US$30.1 billion. This was primarily driven by an increase in cash generated from operations (before changes in working capital balances) of US$12.3 billion and changes in working capital balances having a positive year-on-year impact on operating cash flow of US$2.6 billion.

Capital and exploration expenditure, including exploration expenditure expensed and included in operating cash flows, totalled US$12.4 billion for the year. Expenditure on major growth projects was US$9.1 billion, including US$1.8 billion on Petroleum projects and US$7.3 billion on Minerals projects. Capital expenditure on sustaining and other items was US$2.0 billion. Exploration expenditure was US$1.2 billion, including US$981 million classified within net operating cash flows.

Financing cash flows included payments related to the US$10 billion capital management program, dividend payments of US$5.1 billion and net debt repayments of US$577 million.

3.7.2    Major projects

We approved eight major projects during FY2012 for a total investment commitment of US$7.5 billion (BHP Billiton share). Pre-commitment funding of US$2.7 billion (BHP Billiton share) was also approved to further progress a series of development options.

In response to the challenging external environment, the Group has chosen to delay the 2.5 mtpa (100 per cent basis) expansion of Peak Downs that is associated with the Caval Ridge mine development, Australia. The 5.5 mtpa (100 per cent basis) Caval Ridge mine remains on schedule to deliver first production in CY2014.

With 20 major projects currently in execution with a combined budget of US$22.8 billion, we are largely committed for FY2013. No major project approvals are expected over this timeframe. As our current expenditure commitments decline, we will seek to allocate future capital to those options that maximise shareholder value, while also considering the balance between short- and long-term returns.

In addition, our Onshore US business invested US$3.7 billion in exploration and development expenditure in FY2012 and expects to spend a further US$4.0 billion in FY2013.

Six major projects delivered first production in FY2012, namely: WAIO Rapid Growth Project 5, Worsley Efficiency and Growth, North West Shelf CWLH Life Extension and the New South Wales Energy Coal RX1 Project, all Australia, the Antamina Expansion, Peru, and the Escondida Ore Access project, Chile.

Projects that delivered first production during FY2012

Customer Sector Group	Project	Capacity (1)	Capital expenditure (US$M) (1)			Date for initial production (2)
			Budget		Actual (3)	Target		Actual
Petroleum	North West Shelf CWLH Life Extension, Australia, BHP Billiton – 16.67%	Replacement vessel with capacity of 60,000 barrels per day of oil (bbl/d).	245		211	2011		Q3 2011
Aluminium	Worsley Efficiency and Growth, Australia, BHP Billiton – 86%	1.1 mtpa of additional alumina capacity.	2,995	(5)	2,995	Q1 2012	(5)	Q1 2012
Base Metals	Antamina Expansion, Peru, BHP Billiton – 33.75%	Increases ore processing capacity to 130 ktpd.	435		435	Q1 2012	(5)	Q1 2012
	Escondida Ore Access, Chile, BHP Billiton – 57.5%	The relocation of the in-pit crushing and conveyor infrastructure provides access to higher grade ore.	319		319	Q2 2012		Q2 2012
Iron Ore	WAIO Rapid Growth Project 5, Australia, BHP Billiton – 85%	Project integrated into subsequent expansion approvals that will increase WAIO capacity to 220 mtpa (4).	4,800		4,800	H2 2011		Q3 2011
Energy Coal	RX1 Project, Australia, BHP Billiton – 100%	Increases run-of-mine thermal coal production by approximately 4 mtpa.	400		400	H2 2012	(5)	Q2 2012

			9,194		9,160

(1)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.

(2)	References are based on calendar years.

(3)	Number subject to finalisation.

(4)	Consistent with the revised scope of the iron ore development sequence.

(5)	As per revised budget and/or schedule. Refer to section 2.2.3 ‘Aluminium Customer Sector Group’.

Projects currently under development (approved in prior years)

Customer Sector Group	Project	Capacity (1)	Budgeted capital expenditure (US$M) (1)		Target date for initial production (2)
Petroleum	Macedon, Australia, BHP Billiton – 71.43%	200 million cubic feet per day (MMcf/d) of gas.	1,050		2013
	Bass Strait Kipper, Australia, BHP Billiton – 32.5% – 50%	10 Mbbl/d of condensate and processing capacity of 80 MMcf/d of gas.	900	(3)	2012	(3)(4)
	Bass Strait Turrum, Australia, BHP Billiton – 50%	11 Mbbl/d of condensate and processing capacity of 200 MMcf/d of gas.	1,350	(3)	2013	(3)
	North West Shelf North Rankin B Gas Compression, Australia, BHP Billiton – 16.67%	2,500 MMcf/d of gas.	850		2013
Diamonds & Specialty Products	EKATI Misery Open Pit Project, Canada, BHP Billiton – 80%	Project consists of a pushback of the existing Misery open-pit, which was mined from 2001 to 2005.	323		2015
Iron Ore	WAIO Jimblebar mine Expansion (Australia) BHP Billiton – 96%	Increases mining and processing capacity to 35 mtpa.	3,300	(5)	Q1 2014
	WAIO Port Hedland Inner Harbour Expansion, Australia, BHP Billiton – 85%	Increases total inner harbour capacity to 220 mtpa with debottlenecking opportunities to 240 mtpa.	1,900	(5)	H2 2012
	WAIO Port Blending and Rail Yard Facilities, Australia, BHP Billiton – 85%	Optimises resource and enhances efficiency across the WAIO supply chain.	1,400	(5)	H2 2014
	Samarco Fourth Pellet Plant, Brazil, BHP Billiton – 50%	Increases iron ore pellet production capacity by 8.3 mtpa to 30.5 mtpa.	1,750		H1 2014
Metallurgical Coal	Daunia, Australia, BHP Billiton – 50%	Greenfield mine development with capacity to produce 4.5 mtpa of export metallurgical coal.	800		2013
	Broadmeadow Life Extension, Australia, BHP Billiton – 50%	Increases productive capacity by 0.4 mtpa and extends the life of the mine by 21 years.	450		2013
	Hay Point Stage Three Expansion, Australia, BHP Billiton – 50%	Increases port capacity from 44 mtpa to 55 mtpa and reduces storm vulnerability.	1,250	(5)	2014

			15,323

(1)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.

(2)	References are based on calendar years.

(3)	As per revised budget and/or schedule. Refer to section 2.2.2 ‘Petroleum Customer Sector Group’.

(4)	Facilities ready for first production pending resolution of mercury content.

(5)	Excludes announced pre-commitment funding.

Projects approved during FY2012

Customer Sector Group	Project	Capacity (1)	Budgeted capital expenditure (US$M) (1)		Target date for initial production (2)
Petroleum	North West Shelf Greater Western Flank-A, Australia, BHP Billiton – 16.67%	To maintain LNG plant throughput from the North West Shelf operations.	400		2016
Base Metals	Escondida Organic Growth project 1, Chile, BHP Billiton – 57.5%	Replaces the Los Colorados concentrator with a new 152 ktpd plant.	2,207		H1 2015
	Escondida Oxide Leach Area project, Chile, BHP Billiton – 57.5%	New dynamic leaching pad and mineral handling system. Maintains oxide leaching capacity.	414		H1 2014
Iron Ore	WAIO Orebody 24, Australia, BHP Billiton – 85%	Maintains iron ore production output from the Mt Newman Joint Venture operations.	698		H2 2012
Metallurgical Coal	Caval Ridge, Australia, BHP Billiton – 50%	The greenfield mine will add 5.5 mtpa of export metallurgical coal as planned. The associated 2.5 mtpa expansion of Peak Downs has been delayed indefinitely.	2,100	(3)	2014
	Appin Area 9, Australia, BHP Billiton – 100%	Maintains Illawarra Coal’s production capacity with a replacement mining domain and capacity to produce 3.5 mtpa of metallurgical coal.	845		2016
Energy Coal	Cerrejón P40 project, Colombia, BHP Billiton – 33.3%	Increases saleable thermal coal production by 8 mtpa to approximately 40 mtpa.	437		2013
	Newcastle Third Port project Stage 3, Australia, BHP Billiton – 35.5%	Increases total coal terminal capacity from 53 mtpa to 66 mtpa.	367		2014

			7,468

(1)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.

(2)	References are based on calendar years.

(3)	Capital expenditure under review following the decision to delay the 2.5 mtpa expansion of Peak Downs. Excludes announced pre-commitment funding.

Projects with pre-commitment funding

Customer Sector Group	Project	Pre-commitment funding (US$M) (1)	Development project approved (US$M) (1)
Petroleum	Mad Dog Phase 2, US	708	–
Base Metals	Olympic Dam Project, Australia (2)	1,200	–
Iron Ore	WAIO Port, Rail and Jimblebar mine, Australia	2,300	2,300
	WAIO Outer Harbour, Australia (2)	779	–
Diamonds and Specialty Products	Jansen Potash, Canada	728	–
Metallurgical Coal	Caval Ridge and Hay Point, Australia (2)	267	267

		5,982	2,567

(1)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise.

(2)	Additional information on these projects can be found in section 3.4.5.

3.7.3    Net debt and sources of liquidity

Our policies on debt and treasury management are as follows:

•	a commitment to a solid ‘A’ credit rating;

•	gearing to be a maximum of 40 per cent;

•	diversification of funding sources;

•	generally to maintain borrowings and excess cash in US dollars.

Gearing and net debt

30 June 2012 compared with 30 June 2011

Net debt, comprising Interest bearing liabilities less Cash and cash equivalents, was US$23.6 billion, which represented an increase of US$17.8 billion compared with the net debt position at 30 June 2011. Gearing, which is the ratio of net debt to net debt plus net assets, was 26.0 per cent at 30 June 2012, compared with 9.2 per cent at 30 June 2011. The primary reason for the increase in gearing during FY2012 was the purchase of Petrohawk for US$12.0 billion and assumption of net debt of US$3.8 billion.

Cash at bank and in hand less overdrafts at 30 June 2012 was US$4.9 billion compared with US$10.1 billion at 30 June 2011. Included within this are short-term deposits at 30 June 2012 of US$3.3 billion compared with US$8.7 billion at 30 June 2011.

30 June 2011 compared with 30 June 2010

Net debt, comprising Interest bearing liabilities less Cash and cash equivalents, was US$5.8 billion, which was an increase of US$2.5 billion compared with the net debt position at 30 June 2010. Gearing, which is the ratio of net debt to net debt plus net assets, was 9.2 per cent at 30 June 2011, compared with 6.3 per cent at 30 June 2010.

Cash at bank and in hand less overdrafts at 30 June 2011 was US$10.1 billion compared with US$12.5 billion at 30 June 2010. Included within this were short-term deposits at 30 June 2011 of US$8.7 billion compared with US$11.1 billion at 30 June 2010.

Funding sources

During FY2012 we made the following debt issues:

•

In November 2011, we issued a three tranche Global Bond. The Global Bond comprised US$1.0 billion 1.125 per cent Senior Notes due 2014, US$750 million 1.875 per cent Senior Notes due 2016 and US$1.25 billion 3.250 per cent Senior Notes due 2021.

•

In February 2012, we issued a five tranche Global Bond. This comprised US$1.0 billion, three month US dollar LIBOR plus 27 basis points Senior Floating Rate Notes due 2014, US$1.0 billion 1.000 per cent Senior Notes due 2015, US$1.25 billion 1.625 per cent Senior Notes due 2017, US$1.0 billion 2.875 per cent Senior Notes due 2022 and US$1.0 billion 4.125 per cent Senior Notes due 2042.

•	In May 2012, we issued a two tranche Euro Bond. This comprised €1.25 billion 2.125 per cent Euro Bonds due 2018 and €750 million 3.000 per cent Euro Bonds due 2024.

Following the acquisition of Petrohawk Energy Corporation during FY2012 we assumed an additional US$3.8 billion of Interest bearing liabilities (refer note 24 ‘Business Combinations’ to the financial statements).

None of our Group level borrowing facilities are subject to financial covenants. Certain specific financing facilities in relation to specific businesses are the subject of financial covenants that vary from facility to facility, but which would be considered normal for such facilities.

Our maturity profile for US dollar Global Bonds and Euro Bonds for the following five years is set out below.

Year ended 30 June	2013	2014	2015	2016	2017
	US$M	US$M	US$M	US$M	US$M
Global Bonds	1,600	2,704	3,389	1,050	2,750
Euro Bonds	–	788	–	1,353	–

	1,600	3,492	3,389	2,403	2,750

Additional information regarding the maturity profile of our debt obligations and details of our standby and support agreements is included in note 28 ‘Financial risk management’ to the financial statements.

The Group’s credit ratings are currently A1/P-1 (Moody’s) and A+/A-1 (Standard & Poor’s). The ratings outlook from both agencies has not changed during FY2012.

3.7.4    Quantitative and qualitative disclosures about market risk

We identified our primary market risks in section 3.4. A description of how we manage our market risks, including both quantitative and qualitative information about our market risk sensitive instruments outstanding at 30 June 2012, is contained in note 28 ‘Financial risk management’ to the financial statements.

3.7.5    Portfolio management

Our strategy is focused on long-life, low-cost, expandable, upstream assets and we continually review our portfolio to identify assets that no longer fit this strategy. These activities continued during the year, with proceeds amounting to US$316 million being realised from divestments of property, plant and equipment and financial assets. We will purchase interests in assets where they fit our strategy.

On 20 August 2011, we completed the acquisition of Petrohawk for net consideration of US$12.0 billion, excluding the assumption of Petrohawk’s net debt of US3.8 billion. Petrohawk is an oil and natural gas company based in the United States.

On 30 September 2011, we finalised the purchase of the HWE mining services business (HWE Mining), comprising three entities and other property, plant and equipment, which provided contract mining services to WAIO for net consideration of US$449 million.

On 27 August 2012, we announced an agreement to sell our wholly owned Yeelirrie uranium deposit in Western Australia to Cameco Corporation for US$430 million. The sale is subject to relevant approvals from the Australian Foreign Investment Review Board and Government of Western Australia.

The sale of our 37.8 per cent non-operated interest in Richards Bay Minerals, South Africa, to Rio Tinto was completed on 7 September 2012, at a price of US$1.9 billion before adjustments. The review of our diamonds business is ongoing. Other targeted divestments are being considered. These actions demonstrate the Group’s intention to further simplify the portfolio.

3.7.6    Dividend and capital management

The Group’s priorities for capital management remain unchanged: firstly, to invest in high-return growth opportunities throughout the economic cycle; secondly, to maintain our solid ‘A’ credit rating and to grow our progressive dividend; and finally, to return excess capital to shareholders.

The disciplined application of these priorities within the framework of our strategy has not only facilitated strong growth in the business, but has also enabled the Company to return US$53.8 billion to shareholders in the form of dividends and share buy-backs over the last 10 years.

On 22 August 2012, the Board declared a final dividend for the year of 57 US cents per share. Together with the interim dividend of 55 US cents per share paid to shareholders on 22 March 2012, this brings the total dividend declared for the year to 112 US cents per share, a 10.9 per cent increase over the previous year’s full-year dividend of 101 US cents per share.

The increase in the final dividend to 57 US cents per share took the compound annual growth rate of our progressive dividend to 26 per cent over that same 10-year period.

Year ended 30 June	2012	2011	2010
Dividends declared in respect of the period (US cents per share)
Interim dividend	55.0	46.0	42.0
Final dividend	57.0	55.0	45.0

	112.0	101.0	87.0

The consistent and disciplined manner in which we return excess capital to shareholders was further illustrated by the completion of our expanded US$10 billion capital management program on 29 June 2011, six months ahead of schedule. Completion of the substantial program in such a timely manner highlighted our commitment to maintain an appropriate capital structure, irrespective of the economic cycle. Since 2004, the Group has repurchased a cumulative US$22.6 billion of Limited and Plc shares, representing 15 per cent of then issued capital.

3.8    Off-balance sheet arrangements and contractual commitments

Information in relation to our material off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and other expenditure and commitments under leases at 30 June 2012 is provided in note 21 ‘Contingent liabilities’ and note 22 ‘Commitments’ to the financial statements.

3.9    Subsidiaries and related party transactions

Subsidiary information

Information about our significant subsidiaries is included in note 25 ‘Subsidiaries’ to the financial statements.

Related party transactions

Related party transactions are outlined in note 31 ‘Related party transactions’ to the financial statements.

3.10    Significant changes

Other than the matters outlined above or elsewhere in this Report, no matters or circumstances have arisen since the end of the year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

4    Board of Directors and Group Management Committee

4.1    Board of Directors

Jac Nasser AO, BBus, Hon DT, 64

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since June 2006. Jac Nasser was appointed Chairman of BHP Billiton Limited and BHP Billiton Plc on 31 March 2010.

Independent: Yes

Skills and experience: Following a 33-year career with Ford Motor Company in various leadership positions in Europe, Australia, Asia, South America and the United States, Mr Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. Mr Nasser has more than 30 years’ experience in large-scale global businesses and a decade of private equity investment and operating expertise.

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

Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 50

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since January 2006. Marius Kloppers was appointed Chief Executive Officer on 1 October 2007.

Independent: No

Skills and experience: Mr Kloppers has extensive knowledge of the mining industry and of BHP Billiton’s operations. Active in the mining and resources industry since 1993, he was appointed Chief Commercial Officer in December 2003 and Group President Non-Ferrous Materials and Executive Director in January 2006. Mr Kloppers was previously Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, including Chief Operating Officer and General Manager of Hillside Aluminium.

Other directorships and offices (current and recent):

•	Chairman of the International Council on Mining and Metals (since October 2011) and former Deputy Chairman (from October 2008 to October 2011).

Board Committee membership:

•	None.

Malcolm Broomhead MBA, BE, 60

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since March 2010.

Independent: Yes

Skills and experience: Malcolm Broomhead has extensive experience in running industrial and mining companies with a global footprint and broad global experience in project development in many of the countries in which BHP Billiton operates. Mr Broomhead was Managing Director and Chief Executive Officer of Orica Limited from 2001 until September 2005. Prior to joining Orica, Mr Broomhead held a number of senior positions at North Limited, including Managing Director and Chief Executive Officer and, prior to that, held senior management positions with Halcrow (UK), MIM Holdings, Peko Wallsend and Industrial Equity.

Other directorships and offices (current and recent):

•	Chairman of Asciano Limited (since October 2009).

•	Director of Coates Group Holdings Pty Ltd (since January 2008).

Board Committee membership:

•	Member of the Sustainability Committee.

•	Member of the Finance Committee.

Sir John Buchanan BSc, MSc (Hons 1), PhD, 69

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. Sir John Buchanan has been designated as the Senior Independent Director of BHP Billiton Plc since his appointment.

Independent: Yes

Skills and experience: Educated at Auckland, Oxford and Harvard, Sir John has broad international business experience gained in large and complex international businesses. He has substantial experience in the petroleum industry and knowledge of the international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former Executive Director and Group Chief Financial Officer of BP, Treasurer and Chief Executive of BP Finance and Chief Operating Officer of BP Chemicals.

Other directorships and offices (current and recent):

•	Chairman of ARM Holdings Plc (UK) (since May 2012).

•	Chairman of Smith & Nephew Plc (since April 2006) and former Deputy Chairman (from February 2005 to April 2006).

•	Chairman of the International Chamber of Commerce (UK) (since May 2008).

•	Member of Advisory Board of Ondra Bank (since June 2009).

•	Chairman of the UK Trustees for the Christchurch Earthquake appeal.

•	Former Senior Independent Director and Deputy Chairman of Vodafone Group Plc (from July 2006 to July 2012) and Director (from April 2003 to July 2012).

•	Former Director of AstraZeneca Plc (from April 2002 to April 2010).

Board Committee membership:

•	Chairman of the Remuneration Committee.

•	Member of the Nomination Committee.

Carlos Cordeiro AB, MBA, 56

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2005.

Independent: Yes

Skills and experience: Carlos Cordeiro brings to the Board more than 30 years’ experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. Mr Cordeiro was previously Partner and Managing Director of Goldman Sachs Group Inc and Executive Vice Chairman of Goldman Sachs (Asia) LLC.

Other directorships and offices (current and recent):

•	Advisory Director of The Goldman Sachs Group Inc (since December 2001).

•	Non-executive Vice Chairman of Goldman Sachs (Asia) LLC (since December 2001).

Board Committee membership:

•	Member of the Remuneration Committee.

David Crawford AO, BComm, LLB, FCA, FCPA, 68

Term of office: Director of BHP Limited since May 1994. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001.

Independent: Yes

Skills and experience: David Crawford has extensive experience in risk management and business reorganisation. Mr Crawford has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. Mr Crawford was previously Australian National Chairman of KPMG, Chartered Accountants.

Other directorships and offices (current and recent):

•	Chairman of Australia Pacific Airports Corporation Limited (since May 2012).

•	Chairman of Lend Lease Corporation Limited (since May 2003) and Director (since July 2001).

•	Former Chairman of Foster’s Group Limited (from November 2007 to December 2011) and former Director of Foster’s Group Limited (from August 2001 to December 2011).

•	Former Director of Westpac Banking Corporation (from May 2002 to December 2007).

•	Former Chairman of National Foods Limited (Director from November 2001 to June 2005).

Board Committee membership:

•	Chairman of the Finance Committee.

Pat Davies BSc (Mechanical Engineering), 61

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since June 2012.

Independent: Yes

Skills and experience: Pat Davies has broad experience in the natural resources sector across a number of geographies, commodities and markets. From July 2005 until June 2011, Mr Davies was Chief Executive of Sasol Limited, an international energy, chemical and mining company with operations in 38 countries and listings on the Johannesburg and New York stock exchanges. He began his career at Sasol in 1975 and held a number of diverse roles, including managing the group’s oil and gas businesses, before becoming Chief Executive in July 2005. Mr Davies is a former Director of various Sasol Group companies and joint ventures.

Other directorships and offices (current and recent):

•	Former Director (from August 1997 to June 2011) and Chief Executive (from July 2005 to June 2011) of Sasol Limited.

Board Committee membership:

•	Member of the Remuneration Committee.

Carolyn Hewson AO, BEc (Hons), MA (Econ), 57

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since March 2010.

Independent: Yes

Skills and experience: Carolyn Hewson is a former investment banker and has over 30 years’ experience in the finance sector. Ms Hewson was previously an Executive Director of Schroders Australia Limited and has extensive financial markets, risk management and investment management expertise. Ms Hewson is a Non-executive Director of Stockland Group and BT Investment Management Limited. Ms Hewson previously served as a Director on the boards of Westpac Banking Corporation, AMP Limited, CSR Limited, AGL Energy Limited, the Australian Gas Light Company, South Australia Water and the Economic Development Board of South Australia. Ms Hewson is currently a member of the Advisory Board of Nanosonics Limited, a Director of the Australian Charities Fund Pty Limited, Patron and a Director of the Neurosurgical Research Foundation and Chair of the Westpac Foundation.

Other directorships and offices (current and recent):

•	Director of Stockland Group (since March 2009).

•	Director of BT Investment Management Limited (since December 2007).

•	Member of the Advisory Board of Nanosonics Limited (since June 2007).

•	Director of Australian Charities Fund Pty Limited (since June 2000).

•	Director and Patron of the Neurosurgical Research Foundation (since April 1993).

•	Former Director of Westpac Banking Corporation (from February 2003 to June 2012).

•	Former Director of AGL Energy Limited (from February 2006 to February 2009).

•	Chair of the Westpac Foundation (since January 2011).

Board Committee membership:

•	Member of the Risk and Audit Committee.

Lindsay Maxsted DipBus (Gordon), FCA, 58

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since March 2011.

Independent: Yes

Skills and experience: Lindsay Maxsted is a corporate recovery specialist who has managed a number of Australia’s largest corporate insolvency and restructuring engagements and, until recently, continued to undertake consultancy work in the restructuring advisory field. Mr Maxsted was the Chief Executive Officer of KPMG Australia between 2001 and 2007. Mr Maxsted is currently Chairman of Westpac Banking Corporation and of Transurban Group. Mr Maxsted was on the Board of the Public Transport Corporation from 1995 to 2001 and in his capacity as Chairman from 1997 to 2001 had the responsibility of guiding the Public Transport Corporation through the final stages of a significant reform process. Mr Maxsted is the Board’s nominated ‘audit committee financial expert’ for the purposes of the US Securities and Exchange Commission Rules, and the Board is satisfied that he has recent and relevant financial experience for the purposes of the UK Financial Services Authority’s Disclosure and Transparency Rules and the UK Corporate Governance Code.

Other directorships and offices (current and recent):

•	Chairman of Westpac Banking Corporation (since December 2011) and a Director (since March 2008).

•	Chairman of Transurban Group (since August 2010) and a Director (since March 2008).

•	Director and Honorary Treasurer of Baker IDI Heart and Diabetes Institute (since June 2005).

•	Former KPMG Australia Chief Executive Officer (from January 2001 to December 2007).

Board Committee membership:

•	Chairman of the Risk and Audit Committee.

•	Member of the Finance Committee.

Wayne Murdy BSc (Business Administration), CPA, 68

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since June 2009.

Independent: Yes

Skills and experience: Wayne Murdy has a background in finance and accounting, where he gained comprehensive experience in the financial management of mining, oil and gas companies during his career with Getty Oil, Apache Corporation and Newmont Mining Corporation. Mr Murdy served as the Chief Executive Officer of Newmont Mining Corporation from 2001 to 2007 and Chairman of Newmont from 2002 to 2007. Mr Murdy is also a former Chairman of the International Council on Mining and Metals, a former Director of the US National Mining Association and a former member of the Manufacturing Council of the US Department of Commerce.

Other directorships and offices (current and recent):

•	Director of Weyerhaeuser Company (since January 2009).

•	Former Director of Qwest Communications International Inc (from September 2005 to April 2011).

•	Former Chief Executive Officer (from January 2001 to June 2007) and Chairman (from January 2002 to December 2007) of Newmont Mining Corporation.

•	Former Chairman of the International Council on Mining and Metals (from January 2004 to December 2006).

•	Former Director of the US National Mining Association (from January 2002 to December 2007).

Board Committee membership:

•	Member of the Risk and Audit Committee.

•	Member of the Finance Committee.

Keith Rumble BSc, MSc (Geology), 58

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since September 2008.

Independent: Yes

Skills and experience: Keith Rumble was previously Chief Executive Officer of SUN Mining, a wholly owned entity of the SUN Group, a principal investor and private equity fund manager in Russia, India and other emerging and transforming markets. Mr Rumble has over 30 years’ experience in the resources industry, specifically in titanium and platinum mining, and is a former Chief Executive Officer of Impala Platinum (Pty) Ltd and former Chief Executive Officer of Rio Tinto Iron and Titanium Inc in Canada. He began his career at Richards Bay Minerals in 1980 and held various management positions before becoming Chief Executive Officer in 1996.

Other directorships and offices (current and recent):

•	Board of Governors of Rhodes University (since April 2005).

•	Trustee of the World Wildlife Fund, South Africa (since October 2006).

•	Former Director of Aveng Group Limited (from September 2009 to December 2011).

Board Committee membership:

•	Member of the Sustainability Committee.

John Schubert AO, BCh Eng, PhD (Chem Eng), 69

Term of office: Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001.

Independent: Yes

Skills and experience: John Schubert has considerable experience in the international oil industry, including at Chief Executive Officer level. Dr Schubert has had executive mining and financial responsibilities and was Chief Executive Officer of Pioneer International Limited for six years, where he operated in the building materials industry in 16 countries. Dr Schubert has experience in mergers, acquisitions and divestments, project analysis and management. Dr Schubert was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia.

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

Baroness Shriti Vadera MA, 50

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since January 2011.

Independent: Yes

Skills and experience: Shriti Vadera brings wide-ranging experience in finance, economics and public policy, as well as extensive experience of emerging markets and international institutions. In recent years, Ms Vadera has undertaken a number of international assignments, including advising the G20 chair under the Republic of Korea, Temasek Holdings, Singapore on strategy and the Government of Dubai on the restructuring of Dubai World. Ms Vadera was a Minister in the British Government from 2007 to 2009 in the Department for International Development, the Business Department and the Cabinet Office, where she was responsible for the response to the global financial crisis. Ms Vadera was on the Council of Economic Advisers, H M Treasury from 1999 to 2007 focusing on business and international economic issues. Prior to her time in the British Government, Ms Vadera spent 14 years in investment banking at UBS Warburg where she specialised in advisory work in emerging markets.

Other directorships and offices (current and recent):

•	Director of AstraZeneca Plc (since January 2011).

•	Former Trustee of Oxfam (from 2000 to 2005).

Board Committee membership:

•	Member of the Risk and Audit Committee.

Group Company Secretary

Jane McAloon BEc (Hons), LLB, GDipGov, 48

Term of office: Jane McAloon joined the BHP Billiton Group in September 2006 as Company Secretary for BHP Billiton Limited and was appointed Group Company Secretary in July 2007.

Skills and experience: Prior to joining BHP Billiton, Ms McAloon held the position of Company Secretary and Group Manager External and Regulatory Services in the Australian Gas Light Company. Ms McAloon previously held various Australian State and Commonwealth government positions, including Director General of the NSW Ministry of Energy and Utilities and Deputy Director General for the NSW Cabinet Office, as well as working in private legal practice. Ms McAloon is a Fellow of the Institute of Chartered Secretaries and a Member of the Corporations and Markets Advisory Committee.

4.2    Group Management Committee

Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 50

Chief Executive Officer and Executive Director

Chairman of the Group Management Committee

Marius Kloppers has been active in the mining and resources industry since 1993 and was appointed Chief Executive Officer in October 2007. Mr Kloppers was previously Chief Commercial Officer, Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, among them Chief Operating Officer and General Manager of Hillside Aluminium.

Alberto Calderon PhD Econ, M Phil Econ, JD Law, BA Econ, 52

Group Executive and Chief Executive Aluminium, Nickel & Corporate Development

Member of the Group Management Committee

Alberto Calderon joined BHP Billiton as President Diamonds and Specialty Products in February 2006 and was appointed Group Executive and Chief Commercial Officer in July 2007. In December 2011, he was appointed to his current position, Group Executive and Chief Executive Aluminium, Nickel & Corporate Development. Prior to joining BHP Billiton, Mr Calderon was Chief Executive Officer of Cerrejón Coal Company and Chief Executive Officer of Colombian oil company, Ecopetrol. He has held senior roles in investment banking, the Colombian Government and the International Monetary Fund.

Mike Henry BSc (Chem), 46

Group Executive and Chief Marketing Officer

Member of the Group Management Committee

Mike Henry joined the Group in 2003 and was appointed Chief Marketing Officer in November 2011. Prior to this, he was President Marketing. Mr Henry’s earlier career with BHP Billiton included various business development and marketing roles, including Marketing Director for Petroleum, Marketing Director for Energy Coal & Freight and Vice President Business Development for the Energy Coal Customer Sector Group. Prior to joining BHP Billiton, Mr Henry worked for Mitsubishi Corporation, where he held a number of commercial roles.

Graham Kerr BBus, FCPA, 41

Group Executive and Chief Financial Officer

Member of the Group Management Committee and Chairman of the Investment Committee and Financial Risk Management Committee

Graham Kerr joined the Group in 1994 and was appointed Chief Financial Officer in November 2011. Prior to this, he was President of Diamonds and Specialty Products. Mr Kerr has worked in a wide range of finance, treasury and operational roles across the Group, and has held the positions of Chief Financial Officer of Stainless Steel Materials, Vice President Finance – BHP Billiton Diamonds and Finance Director for EKATI. In 2004, Mr Kerr left BHP Billiton for a two-year period when he was General Manager Commercial for Iluka Resources Ltd.

Andrew Mackenzie BSc (Geology), PhD (Chemistry), 55

Group Executive and Chief Executive – Non-Ferrous

Member of the Group Management Committee

Andrew Mackenzie joined BHP Billiton in November 2008 in his current position as Chief Executive – Non-Ferrous. Mr Mackenzie’s prior career included time with Rio Tinto, where he was Chief Executive of Diamonds and Minerals, and with BP, where he held a number of senior roles, including Group Vice President for Technology and Engineering and Group Vice President for Chemicals. Mr Mackenzie is a Non-executive Director of Centrica plc.

Marcus Randolph BSc, MBA, 56

Group Executive and Chief Executive – Ferrous & Coal

Member of the Group Management Committee

Marcus Randolph was previously Chief Organisation Development Officer, President Diamonds and Specialty Products, Chief Development Officer Minerals and Chief Strategic Officer Minerals for BHP Billiton. Mr Randolph’s prior career includes Chief Executive Officer, First Dynasty Mines, Mining and Minerals Executive, Rio Tinto Plc, Director of Acquisitions and Strategy, Kennecott Inc, and various mine operating positions in the United States and Peru with Asarco Inc. Mr Randolph has been in his current position as Chief Executive – Ferrous & Coal since July 2007.

Karen Wood BEd, LLB (Hons), 56

Group Executive and Chief People & Public Affairs Officer

Member of the Group Management Committee

Karen Wood joined BHP Billiton in 2001. Ms Wood’s previous positions were Chief Governance Officer, Special Adviser and Head of Group Secretariat and Group Company Secretary. Ms Wood was appointed Chief People Officer in 2007 and in 2010 assumed responsibility for Public Affairs. Before joining BHP Billiton, she was General Counsel and Company Secretary for Bonlac Foods Limited. Ms Wood is a Fellow of the Institute of Chartered Secretaries.

J Michael Yeager BSc, MSc, 59

Group Executive and Chief Executive – Petroleum

Member of the Group Management Committee

Mike Yeager joined the Group in April 2006 as Chief Executive Petroleum after 25 years with Mobil and later ExxonMobil. Mr Yeager was previously Vice President, ExxonMobil Development Company, and held the roles of Senior Vice President, Imperial Oil Ltd and Chief Executive Officer, Imperial Oil Resources, Vice President Africa, ExxonMobil Production Company, Vice President Europe, ExxonMobil Production Company and President, Mobil Exploration and Production in the United States.

5    Corporate Governance Statement

5.1    Governance at BHP Billiton

‘Dear Shareholder,

Welcome to BHP Billiton’s Corporate Governance Statement. At BHP Billiton, our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources. Your Board oversees the consistent execution of BHP Billiton’s long-stated business strategy and commitment to transparent and high-quality governance.

Our approach

We believe that long-term value creation is supported by high-quality governance. Our governance framework reflects the regulatory requirements of Australia, the United Kingdom and the United States, given our listings in those three countries. Beyond regulatory requirements, we adopt what we consider to be the highest of governance standards in those jurisdictions. Underpinning this is our overall approach to governance:

•	We believe governance is not just a matter for the Board. Good governance must be fostered throughout the organisation.

•	We strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others.

•	We set out in the BHP Billiton Code of Business Conduct our expectations of our employees and those to whom we contract business.

Our statement of full compliance with the governance codes that apply to us is set out in section 5.22, and an outline of our governance structure is set out below.

BHP Billiton governance structure

Ongoing renewal

We are continuously focused on enhancing the diversity of perspective on the Board. We do this in a structured manner, looking out over a five-year period at the skills, backgrounds, knowledge, experience and diversity on the Board. The right blend of skills, experience and perspective is critical to ensuring the Board oversees BHP Billiton effectively for shareholders.

Our immediate business imperative in FY2012 was to appoint an additional Director with skills and experience in the oil and gas sector. Pat Davies, former Chief Executive of Sasol Limited, commenced as a Director in June 2012 and he brings this specific experience as well as a broad range of international commercial and business skills.

The Board has set an aspirational goal of increasing the number of women on the Board to at least three over the next two years. If achieved, this would see the proportion of women on the Board increase from 15 per cent currently to 23 per cent, based on a Board size of 13.

Continuous improvement

The Board has a commitment to ongoing improvement in the way it carries out its work. The continued evolution of the Board and its committees resulted in the formation of the Finance Committee during FY2012. The Board is of the view that our governance structure is enhanced by a committee that focuses on capital structure, funding, capital management planning and due diligence. As part of our commitment to continuous improvement, the role and function of the Finance Committee will be evaluated not later than 12 months after its establishment.

This year, with the assistance of independent advisers, we completed an assessment of each Director individually and implemented recommendations from Committee reviews. As a consequence, we initiated a number of changes to our Committee and Board processes. Further information is set out in section 5.10. We believe the evaluation process is an important part of continuous improvement. You will also see some changes to our Corporate Governance Statement this year, as we strive to continually improve our transparency and our dialogue with shareholders. I hope you find this report useful and look forward to feedback fellow shareholders may have.’

Jac Nasser AO

Chairman

5.2    Shareholder engagement

Part of the Board’s commitment to high-quality governance is expressed through the approach we take to engaging and communicating with shareholders. We encourage shareholders to make their views known to us.

Our shareholders are based across the globe. Outside of the Annual General Meeting (AGM), the Board uses a range of formal and informal communication channels to understand shareholder views to ensure it can represent shareholders in governing the business. Regular proactive engagement with institutional shareholders and investor representative organisations takes place in Australia, South Africa, the United Kingdom and the United States. This is led by:

•	The Chairman, supported by the Company Secretariat team – strategy, governance and remuneration.

•	The Remuneration Committee Chairman and Senior Independent Director – governance and remuneration.

•

The Chief Executive Officer (CEO), Chief Financial Officer (CFO), management and Investor Relations team – strategy, financial and operating performance. Important briefings are webcast live from our website.

In addition, shareholders can contact us at any time through our Investor Relations team, with contact details available on our website.

Feedback from shareholders is regularly reported to the Board. Shareholder and analyst feedback is shared with the Board through the Chairman, the Chairman of the Remuneration Committee (also the Senior Independent Director), other Directors, the CEO and the CFO. In addition, the Investor Relations team provides regular reports to the Board on shareholder feedback and analysis. This approach provides a robust mechanism to ensure Directors are aware of issues raised and have a good understanding of current shareholder views.

Annual General Meeting

The AGM is an opportunity for shareholders to ask questions of the Board.

Our Dual Listed Company (DLC) structure means that we hold two AGMs each year. The AGMs are important dates in the BHP Billiton calendar. In October each year, the BHP Billiton Plc meeting is held in the United Kingdom, and in November, the BHP Billiton Limited meeting is held in Australia. These meetings provide an update for shareholders on the Group’s performance and offer an opportunity for shareholders to ask questions and vote. Shareholders vote on important matters affecting the business, including the election of Directors, any changes to our constitutional documents, the receipt of annual financial statements and incentive arrangements for the Executive Director. Shareholders may appoint proxies electronically through our website, and the Notice of Meeting describes how this can be done. As described above, a key part of our approach to governance is that shareholders’ views are heard and understood. The AGM provides an important forum to enable this.

Questions can be registered prior to the meeting by completing the relevant form accompanying the Notice of Meeting. Shareholders can also email the Group at investor.relations@bhpbilliton.com. Questions can be lodged ahead of the meeting and the answers to the most frequently asked questions are posted to our website.

Key members of management, including the CEO and CFO, are present and available to answer questions. The External Auditor attends the AGMs and is also available to answer questions.

Proceedings at shareholder meetings are webcast live from our website. Copies of the speeches delivered by the Chairman and CEO to the AGMs are released to the stock exchanges and posted to our website. A summary of proceedings and the outcome of voting on the items of business are released to the relevant stock exchanges and posted to our website as soon as they are available following the completion of the BHP Billiton Limited meeting.

5.3    Role and responsibilities of the Board

The Board’s role is to represent the shareholders. It is accountable to them for creating and delivering value through the effective governance of the business. This role requires a high-performing Board, with all Directors contributing to the Board’s collective decision-making processes.

The Board Governance Document is a statement of the practices and processes the Board has adopted to discharge its responsibilities. It includes the processes the Board has implemented to undertake its own tasks and activities; the matters it has reserved for its own consideration and decision-making; the authority it has delegated to the CEO, including the limits on the way in which the CEO can execute that authority; and provides guidance on the relationship between the Board and the CEO.

The Board Governance Document also specifies the role of the Chairman, the membership of the Board and the role and conduct of Non-executive Directors. Further information is at sections 5.4 to 5.7.

The Board Governance Document is available online at

www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

Allocation of decision-making authority

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

Beyond those matters, the Board has delegated all authority to achieve the corporate purpose to the CEO, who takes all decisions and actions which, in the CEO’s judgement, are reasonable having regard to the limits imposed by the Board. The CEO remains accountable to the Board for the authority that is delegated and for the performance of the business. The Board monitors the decisions and actions of the CEO and the performance of the business to gain assurance that progress is being made towards the corporate purpose within the limits imposed through the Group’s governance assurance framework. The Board also monitors the performance of the Group and assesses its risk profile through its committees. Reports from each of the committees are set out in section 5.13.

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

Strategic focus and review

Within this framework, at the start of the calendar year, the Board agrees its strategic focus for the year ahead. This ensures that the work of the Board is aligned with the corporate purpose and takes into account the relevant external environment, such as the markets in which we operate, and changes to the external and regulatory environment.

The Board also evaluates its activities on a regular basis taking into account:

•	matters considered by the Board (including time spent on those matters);

•	legal and governance requirements of the Board and its committees;

•	feedback from shareholders and other stakeholders;

•	the outcomes of its evaluation process.

The Board is satisfied that it has discharged its obligations as set out in the Board Governance Document.

Key activities during the year

A key activity during the year for the Board has been governing the Group through the current more challenging economic environment, in order to continue to focus on our strategy to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market. Disciplined investment throughout the economic cycle has established momentum in our major businesses; however, weakness in commodity markets and industry-wide cost pressure also had an effect over the year.

The Group’s long-stated priorities for capital management remain unchanged: firstly, to invest in high-return growth opportunities throughout the economic cycle; secondly, to maintain a solid ‘A’ credit rating and to grow our progressive dividend; and finally, to return excess capital to shareholders. Within this context, the Board approved a range of business decisions, including:

•	the acquisition of Petrohawk Energy Corporation for US$38.75 per share by means of an all cash tender offer;

•

the investment of US$1.2 billion in pre-commitment capital for the first phase of the Olympic Dam Project to develop an open-pit mine in South Australia. On 22 August 2012, we announced that we will investigate an alternative, less capital-intensive design of the Olympic Dam open-pit expansion, involving new technologies, to substantially improve the economics of the project. As a result of this change, we recognised an impairment and other charges of US$346 million before tax (US$242 million after tax) in respect of the Olympic Dam project;

•

the investment of US$2.1 billion for the development of the Caval Ridge project and the expansion of the Peak Downs mine in the Northern Bowen Basin in Central Queensland, Australia. On 22 August 2012, we announced we will delay indefinitely the expansion of Peak Downs;

•	the investment of US$1.2 billion in projects to underpin higher production at Escondida over the next decade;

•	the investment of US$708 million in pre-commitment funding for Mad Dog Phase 2 project in the deepwater Gulf of Mexico;

•

the investment of US$779 million in pre-commitment funding for the construction of an Outer Harbour facility associated with the Western Australia Iron Ore operations. On 24 August 2012, we announced that Western Australia Iron Ore has been granted the right, subject to the state approvals process to develop two additional berths in the Inner Harbour. We also announced that work on the Outer Harbour has been slowed while focus shifts to maximising the potential capacity from the Inner Harbour;

•	the investment of US$845 million to sustain operations at Illawarra Coal in Southern New South Wales;

•	the impairments against carrying value of the Fayetteville shale gas assets and Nickel West assets.

Another significant activity during the year was Board and Committee succession planning and renewal. The Board believes that orderly succession and renewal is in the best interests of the Group. During FY2012, Pat Davies was appointed to the Board (from 1 June 2012). As disclosed last year, following a detailed succession process for the Risk and Audit Committee (RAC) Chairman, Lindsay Maxsted was appointed to that position in September 2011. The former RAC Chairman, David Crawford, is no longer a member of that committee but, at the request of the Board and reflecting his experience, expertise and valuable corporate memory, he remains on the Board and is Chairman of the Finance Committee. He continues to make a significant contribution to the Board’s work.

In addition, Board Committee assessments were finalised (see section 5.10 for further information) and the Finance Committee was established. The Board is of the view that our governance structure is enhanced by a committee that focuses on capital structure and funding, capital management planning and initiatives and due diligence.

5.4    Board membership

The Board currently has 13 members. Of these, 12, including the Chairman, are independent Non-executive Directors. The Non-executive Directors are considered by the Board to be independent of management and free from any business relationship or other circumstance that could materially interfere with the exercise of objective, unfettered or independent judgement. Further information on the process for assessing independence is in section 5.9.

There were changes to the composition of the Board during the year. The Nomination Committee retains the services of external recruitment specialists to assist in the identification of potential candidates for the Board. The Board’s assessment of the overall skills, experience and diversity profile resulted in the appointment of Mr Davies with effect from 1 June 2012.

The Board considers that there is an appropriate balance between Executive and Non-executive Directors to promote shareholder interests and govern the business effectively. While the Board includes a smaller number of Executive Directors than is common for UK-listed companies, its composition is appropriate for the DLC structure and is in line with Australian-listed company practice. In addition, the Board has extensive access to members of senior management. Members of the Group Management Committee (GMC) (the most senior executives in the Group) attend all the regularly scheduled Board meetings, by invitation, where they make presentations and engage in discussions with Directors, answer questions, and provide input and perspective on their areas of responsibility. The Board also deliberates in the absence of management at the beginning and end of each meeting, which is chaired by the Group Chairman.

The Directors of the Group are:

Mr Jac Nasser (Chairman)

Mr Marius Kloppers (CEO)

Mr Malcolm Broomhead

Sir John Buchanan

Mr Carlos Cordeiro

Mr David Crawford

Mr Pat Davies

Ms Carolyn Hewson

Mr Lindsay Maxsted

Mr Wayne Murdy

Mr Keith Rumble

Dr John Schubert

Baroness Shriti Vadera

The biographical details of the Directors are set out in section 4.1 of this Annual Report.

5.5    Chairman’s role

The Chairman of the Group is responsible for leading the Board and ensuring that it is operating to the highest governance standards. The Chairman is charged with building an effective, high-performing and collegial team of Directors and ensuring that they operate effectively as a Board.

The Chairman, Jac Nasser, is considered by the Board to be independent. He was appointed Chairman of the Group from 31 March 2010 and has been a Non-executive Director of the Group since 6 June 2006. Mr Nasser was last re-elected at the 2011 AGMs and, in accordance with the Group’s policy that each Director stand for election annually, will stand for re-election in 2012.

The Chairman’s role includes:

•	ensuring that the principles and processes of the Board are maintained, including the provision of accurate, timely and clear information;

•	encouraging debate and constructive criticism;

•	ensuring strategic focus is regularly reviewed, clearly understood and underpins the work of the Board;

•	setting agendas for meetings of the Board, in conjunction with the CEO and Group Company Secretary, that focus on the strategic direction and performance of our business;

•	ensuring that adequate time is available for discussion on all agenda items, including strategic issues;

•	leading the Board and individual Director performance assessments;

•	speaking and acting for the Board and representing the Board to shareholders;

•	presenting shareholders’ views to the Board;

•	facilitating the relationship between the Board and the CEO.

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

5.6    Senior Independent Director

The Board has appointed John Buchanan as the Senior Independent Director of BHP Billiton Plc in accordance with the UK Corporate Governance Code. Sir John is available to shareholders who have concerns that cannot be addressed through the Chairman, CEO or CFO. As Senior Independent Director, he also provides a sounding board for the Chairman and serves as an intermediary for other Directors if necessary.

5.7    Director skills, experience and attributes

Skills, experience and attributes required

The Board considers that a diversity of skills, backgrounds, knowledge, experience, geographic location, nationalities and gender is required in order to effectively govern the business. The Board and its committees work to ensure that the Board continues to have the right balance of skills, experience, independence and Group knowledge necessary to discharge its responsibilities in accordance with the highest standards of governance.

In order to govern the Group effectively, Non-executive Directors must have a clear understanding of the Group’s overall strategy, together with knowledge about the Group and the industries in which it operates. Non-executive Directors must be sufficiently familiar with the Group’s core business to be effective contributors to the development of strategy and to monitor performance.

The Board Governance Document requires that Directors demonstrate unquestioned honesty and integrity, preparedness to question, challenge and critique, and a willingness to understand and commit to the highest standards of governance. Directors must commit to the collective decision-making processes of the Board. Individual Directors are required to debate issues openly and constructively, and are free to question or challenge the opinions of others. Directors must also commit to active involvement in Board decisions and the application of strategic thought to matters in issue. Directors must be clear communicators and good listeners who actively contribute to the Board in a collegial manner. Each Director must ensure that no decision or action is taken that places his or her interests in front of the interests of the business.

Directors must be prepared to commit sufficient time and resources to perform the role effectively. The Nomination Committee takes account of the other positions held by each potential Director candidate. It assesses whether they will have adequate time to devote to the Board, prior to making a recommendation to the Board on whether to appoint them as a Director. In addition, Directors are required to consult with the Chairman before accepting any additional commitments that could conflict with or impact on the time Directors can devote to their role.

The Nomination Committee is required to assist the Board in ensuring that the Board is comprised of high-calibre individuals whose background, skills, experience and personal characteristics will augment the present Board and meet its future needs and diversity aspirations.

Current Board profile

The following table sets out the key skills and experience of the Directors and the extent to which they are represented on the Board and its committees. In summary, the Non-executive Directors contribute:

•	international and operational experience;

•	understanding of the sectors in which we operate;

•	knowledge of world capital markets;

•	an understanding of the health, safety, environmental and community challenges that we face.

The Executive Director brings additional perspectives to the Board’s work through a deep understanding of the Group’s business.

In addition to the skills and experience set out in the table, the Board considers that each Director has the following attributes:

•	unquestioned honesty and integrity;

•	a proven track record of creating value for shareholders;

•	time available to undertake the responsibilities;

•	an ability to apply strategic thought to matters in issue;

•	a preparedness to question, challenge and critique;

•	a willingness to understand and commit to the highest standards of governance.

Skills and experience	Board	Risk and Audit	Nomination	Remuneration	Sustainability	Finance
Total Directors	13 Directors	4 Directors	3 Directors	4 Directors	3 Directors	4 Directors

Managing and leading

Sustainable success in business at a very senior level in a successful career.	12 Directors	3 Directors	3 Directors	4 Directors	3 Directors	4 Directors

Global experience

Senior management or equivalent experience in multiple global locations, exposed to a range of political, cultural, regulatory and business environments.	13 Directors	4 Directors	3 Directors	4 Directors	3 Directors	4 Directors

Governance

Commitment to the highest standards of governance, including experience with a major organisation which is subject to rigorous governance standards, and an ability to assess the effectiveness of senior management.	13 Directors	4 Directors	3 Directors	4 Directors	3 Directors	4 Directors

Strategy

Track record of developing and implementing a successful strategy, including appropriately probing and challenging management on the delivery of agreed strategic planning objectives.	13 Directors	4 Directors	3 Directors	4 Directors	3 Directors	4 Directors

Skills and experience	Board	Risk and Audit	Nomination	Remuneration	Sustainability	Finance

Financial acumen

Senior executive or equivalent experience in financial accounting and reporting, corporate finance and internal financial controls, including an ability to probe the adequacies of financial and risk controls.	13 Directors	4 Directors	3 Directors	4 Directors	3 Directors	4 Directors

Capital projects

Experience working in an industry with projects involving large-scale capital outlays and long-term investment horizons.	11 Directors	3 Directors	3 Directors	3 Directors	3 Directors	4 Directors

Health, safety and environment

Experience related to workplace health and safety, environmental and social responsibility, and community.	12 Directors	4 Directors	3 Directors	3 Directors	3 Directors	4 Directors

Remuneration

Board remuneration committee membership or management experience in relation to remuneration, including incentive programs and pensions/superannuation and the legislation and contractual framework governing remuneration.	13 Directors	4 Directors	3 Directors	4 Directors	3 Directors	4 Directors

Mining

Senior executive experience in a large mining organisation combined with an understanding of the Group’s corporate purpose to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.	5 Directors	1 Director	0 Directors	1 Director	2 Directors	2 Directors

Skills and experience	Board	Risk and Audit	Nomination	Remuneration	Sustainability	Finance

Oil and gas

Senior executive experience in the oil and gas industry, including in depth knowledge of the Group’s strategy, markets, competitors, operational issues, technology and regulatory concerns.	5 Directors	1 Director	2 Directors	3 Directors	1 Director	1 Director

Marketing

Senior executive experience in marketing and a detailed understanding of the Group’s corporate purpose to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.	11 Directors	2 Directors	3 Directors	4 Directors	3 Directors	4 Directors

Public policy

Experience in public and regulatory policy, including how it affects corporations.	13 Directors	4 Directors	3 Directors	4 Directors	3 Directors	4 Directors

Renewal

The Board plans for its own succession, with the assistance of the Nomination Committee. In doing this, the Board:

•	considers the skills, backgrounds, knowledge, experience and diversity of geographic location, nationality and gender necessary to allow it to meet the corporate purpose;

•	assesses the skills, backgrounds, knowledge, experience and diversity currently represented;

•	identifies any inadequate representation of those attributes and agrees the process necessary to ensure a candidate is selected who brings them to the Board;

•	reviews how Board performance might be enhanced, both at an individual Director level and for the Board as a whole.

The Board believes that orderly succession and renewal is achieved as a result of careful planning, where the appropriate composition of the Board is continually under review.

When considering new appointments to the Board, the Nomination Committee oversees the preparation of a position specification that is provided to an independent recruitment organisation retained to conduct a global search. Independent search firms are instructed to consider a wide range of candidates, including taking into account geographic location, nationality and gender. In addition to the specific skills, knowledge and experience deemed necessary, the specification contains the criteria required by the Board Governance Document.

Newly appointed Directors must submit themselves to shareholders for election at the first AGM following their appointment.

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

A copy of the terms of appointment is available online at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

Diversity

The Board has set an aspirational goal of increasing the number of women on the Board to at least three over the next two years. While this remains our medium-term target, the immediate business imperative in FY2012 was to add additional expertise in the oil and gas sector. The appointment of Mr Davies brings this experience, as well as relevant broader skills and experience. We continue to work to identify future candidates for the Board. The ongoing aim is to enhance the diversity of Directors consistent with our five-year outlook of the attributes currently present, and of those required, on the Board. There are currently two female Directors and the Board’s broader diversity mix is set out in the pie chart below. Further information in relation to how diversity is being addressed within the broader Group is contained in section 5.17.

Board skills, experience and diversity

5.8    Director induction, training and development

The Board considers that the development of industry and Group knowledge is a continuous and ongoing process.

Upon appointment, each new Non-executive Director undertakes an induction program specifically tailored to their needs.

A copy of an indicative induction program is available online at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

BHP Billiton’s long-stated strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market. The Board’s development activity reflects this diversification through the provision of regular updates to Directors on each of the Group’s commodities, geographies and markets.

Non-executive Directors also participate in continuous improvement programs, in accordance with their terms of appointment. Programs are designed to maximise the effectiveness of the Directors throughout their tenure and link in with their individual Director performance evaluations. The training and development program covers not only matters of a business nature, but also matters falling into the environmental, social and governance area.

Structured opportunities are provided to build knowledge through initiatives such as visits to BHP Billiton sites and business briefings provided at Board meetings. Non-executive Directors also build their Group and industry knowledge through the involvement of the GMC and other senior employees in Board meetings.

Business briefings, site visits and development sessions underpin and support the Board’s work in monitoring and overseeing progress towards the corporate purpose of creating long-term shareholder value through the discovery, acquisition, development and marketing of natural resources. We therefore continuously build Directors’ knowledge to ensure that the Board remains up to date with developments within our Customer Sector Groups (CSGs), as well as developments in the markets in which we operate.

During the year, Non-executive Directors participated in the following activities:

•

business briefings intended to provide each Director with a deeper understanding of the activities, environment and key issues and direction of CSGs. These briefings are provided to the Board by senior executives, including CSG Presidents and GMC members. They are comprehensive briefings on the commodities, assets and markets in which we operate. The briefings provided during FY2012 covered iron ore, stainless steel materials, uranium, petroleum and manganese. When business briefings were combined with a site visit, they took place on-site, otherwise they took place at Board meetings where the relevant executives joined Directors;

•	development sessions on specific topics of relevance, such as climate change, commodity markets, world economy, changes in corporate governance standards, Directors’ duties and shareholder feedback;

•	visits to key BHP Billiton sites, including briefings on the assets and other relevant issues, and meetings with key personnel;

•	addresses by external speakers, who are generally experts in their field.

Director involvement and continuous development through site visits, Business Group Risk and Audit Committee (Business Group RAC) meetings and on-site business briefings is summarised in the site visit and business briefing map, below.

Business Group RAC meetings take place twice yearly as part of our financial governance framework. Directors who are members of the Board’s RAC chair the Business Group RAC meetings. Half-year Business Group RAC meetings take place via video conference and full year meetings take place face-to-face to ensure maximum interaction between the Business Group RAC and other meeting participants. Further information on Business Group RACs is at section 5.13.1

Director site visits, on-site business briefings and Business Group RAC meetings 2010-2012

The Nomination Committee oversees the Directors’ Training and Development Program. The benefit of this approach is that induction and learning opportunities can be tailored to Directors’ committee memberships, as well as the Board’s specific areas of focus. In addition, this approach ensures a coordinated process in relation to succession planning, Board renewal, training and development and committee composition, which are all relevant to the Nomination Committee’s role in securing the supply of talent to the Board.

In addition, each Board Committee provides a standing invitation for any Non-executive Director to attend committee meetings (rather than just limiting attendance to committee members). Committee agendas are provided to all Directors to ensure that Directors are aware of matters to be considered by the Committees and can elect to attend meetings where appropriate.

5.9    Independence

The Board is committed to ensuring a majority of Directors are independent. The Board considers that all the current Non-executive Directors, including the Chairman, are independent.

Process to determine independence

The Board has a policy that it uses to determine the independence of its Directors. This determination is carried out upon appointment, annually and at any other time where the circumstances of a Director change such as to warrant reconsideration.

A copy of the Policy on Independence of Directors is available online at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

Under the policy, an ‘independent’ Director is one who is: ‘independent of management and any business or other relationship that could materially interfere with the exercise of objective, unfettered or independent judgement by the Director or the Director’s ability to act in the best interests of the BHP Billiton Group’.

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

Tenure

Three Directors, David Crawford, John Schubert and John Buchanan, have each served on the Board for more than nine years. Mr Crawford, Dr Schubert and Sir John are standing for re-election at the 2012 AGMs, having each undergone a formal performance assessment. Although Mr Crawford was first appointed to the BHP Limited Board in 1994, the Board considers that he makes a significant contribution to the work of the Board and that his deep knowledge of the Group is particularly important when a significant proportion of the Non-executive Directors have between zero to three years tenure. Following an extensive succession planning process, in 2011 Mr Crawford stepped down from the role of Risk and Audit Committee Chairman. However, he continues to make a valuable contribution to the work of the Board, in particular in his role as Finance Committee Chairman.

Dr Schubert was first elected to the Board of BHP Limited in 2000. The Board is of the view that Dr Schubert continues to make a valuable contribution, through his role as Chairman of the Sustainability Committee, his roles on the Remuneration and Nomination Committees, as well as to the work of the Board more broadly. Dr Schubert’s extensive experience, as an executive (particularly in the international oil industry) and subsequently as a public company director across multiple industries, adds significantly to the skills and expertise of the Board.

Sir John was first appointed to the Board (and as Senior Independent Director) in February 2003. The Board believes that he continues to act independently in the best interests of the Group. His expertise and broad international experience materially enhance the skills and experience profile of the Board and he continues to make a substantial contribution in his roles, as a member of the Board, Chairman of the Remuneration Committee, a member of the Nomination Committee and as Senior Independent Director.

The Board does not believe that Mr Crawford’s, Dr Schubert’s or Sir John’s tenure materially interferes with their ability to act in the best interests of the Group. The Board also believes that each of them has retained independence of character and judgement and has not formed associations with management (or others) that might compromise their ability to exercise independent judgement or act in the best interests of the Group.

Retirement plan

As former Directors of BHP Limited, Mr Crawford and Dr Schubert participated in a retirement plan approved by shareholders in 1989. The plan was closed on 24 October 2003. Benefits accrued to that date, together with interest earned on the benefits, have been preserved and will be paid on retirement. The Board does not believe that the independence of any participating Director is compromised as a result of this plan.

Relationships and associations

Lindsay Maxsted was the CEO of KPMG in Australia from 2001 until 2007. The Board considers that this prior relationship with KPMG does not materially interfere with Mr Maxsted’s exercise of objective, unfettered or independent judgement, or his ability to act in the best interests of the BHP Billiton Group. The Board has determined, consistent with its policy on the independence of Directors, that Mr Maxsted is independent. The Board notes in particular that:

•

at the time of his appointment to the Board, more than three years had elapsed since Mr Maxsted’s retirement from KPMG. The Director independence rules and guidelines that apply to the Group – which are a combination of Australian, UK and US rules and guidelines – all use three years as the benchmark ‘cooling off’ period for former audit firm partners;

•	Mr Maxsted has no financial (e.g. pension, retainer or advisory fee) or consulting arrangements with KPMG;

•	Mr Maxsted was not part of the KPMG audit practice after 1980 and, while at KPMG, was not in any way involved in, or able to influence, any audit activity associated with BHP Billiton.

The Board considers Mr Maxsted’s financial acumen and extensive experience in the corporate restructuring field to be important in the discharge of the Board’s responsibilities. His membership of the Board and Chairmanship of the RAC are considered by the Board to be appropriate and desirable.

Mr Crawford was a partner of KPMG in Australia until his retirement in June 2001. He has had no relationship with KPMG since that time and the Board does not consider Mr Crawford’s independence to be compromised as a result of this association that ended more than 11 years ago.

Carolyn Hewson was, until 30 June 2012, a Non-executive Director of Westpac Banking Corporation and Lindsay Maxsted is a Non-executive Director and the Chairman of Westpac Banking Corporation. Until 30 June 2012, Mr Maxsted and Ms Hewson each served on Westpac’s Nominations and Risk Management Committees. The Board has assessed this cross directorship and concluded that it does not interfere with the Directors’ exercise of objective, unfettered or independent judgement or the Directors’ ability to act in the Group’s best interests. In any event, Ms Hewson retired as a Non-executive Director of Westpac from 30 June 2012.

Some of the Directors hold or previously held positions in companies with which we have commercial relationships. Those positions and companies are set out in section 4.1 of this Annual Report. The Board has assessed all of the relationships between the Group and companies in which Directors hold or held positions and has concluded that in all cases the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or their ability to act in the best interests of our business. A specific instance is Malcolm Broomhead, who is a Non-executive Director of Coates Group Holdings Pty Limited, a company with which BHP Billiton has commercial dealings. Coates Group provides equipment hire to the mining and resources industry (among others). Prior to and since the appointment of Mr Broomhead as a Director of BHP Billiton, the Board has assessed the relationship between BHP Billiton and Coates Group and remains satisfied that Mr Broomhead is able to apply objective, unfettered and independent judgement and act in the best interests of BHP Billiton. In addition, no commercial dealings with Coates Group were discussed at Board or Board Committee level, and to the extent they are in the future, Mr Broomhead will absent himself fully from those deliberations.

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

Conflicts of interest

The UK Companies Act requires that BHP Billiton Directors avoid a situation where they have, or can have, an unauthorised direct or indirect interest that conflicts, or possibly may conflict, with the Company’s interests, unless approved by non-interested Directors. In accordance with the UK Companies Act, BHP Billiton Plc’s Articles of Association allow the Directors to authorise conflicts and potential conflicts where appropriate. A procedure operates to ensure the disclosure of conflicts and for the consideration and, if appropriate, the authorisation of them by non-conflicted Directors. The Nomination Committee supports the Board in this process, both by reviewing requests from Directors for authorisation of situations of actual or potential conflict and making recommendations to the Board, and by regularly reviewing any situations of actual or potential conflict that have previously been authorised by the Board, and making recommendations regarding whether the authorisation remains appropriate. In addition, in accordance with Australian law, if a situation arises for consideration in which a Director has a material personal interest, the affected Director takes no part in decision-making.

5.10    Board evaluation

The Board is committed to transparency in determining Board membership and in assessing the performance of Directors. The Board evaluates its performance through a combination of both internal peer and externally facilitated assessments. Contemporary performance measures are considered an important part of this process. Directors’ performance is also measured against their individual development plans.

The Board conducts regular evaluations of its performance, the performance of its committees, the Chairman, individual Directors and the governance processes that support the Board’s work. The Board evaluation process comprises both assessment and review, as summarised in the diagram below. This includes analysis of how the Board and its Directors are functioning, the time spent by the Board considering matters and whether the terms of reference of the Board committees have been met, as well as compliance with the Board Governance Document.

The assessment of the Board’s performance is conducted by focusing on individual Directors and Board committees in one year and the Board as a whole in the following year. In addition, each year the Board, with the assistance of the Nomination Committee, conducts a review of the performance of each Director seeking re-election and uses the results of that review when considering whether to recommend the re-election of each Director. As the Board has adopted a policy of annual election, this effectively means that all Directors are subject to performance review annually should they wish to remain on the Board.

Directors provide anonymous feedback on their peers’ performance and individual contributions to the Board, which is passed on to the relevant Director via the Chairman. In respect of the Chairman’s performance, Directors provide feedback directly to John Schubert to be passed on anonymously to the Chairman. External independent advisers are engaged to assist these processes as necessary and an externally facilitated assessment of the Board, Directors or Committees takes place at least every two years. The involvement of an independent third party has assisted in ensuring that the evaluation processes are both rigorous and fair.

Director evaluation

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

Board effectiveness

The effectiveness of the Board as a whole and of its committees is assessed against the accountabilities set down in the Board Governance Document and each of the committees’ terms of reference. Matters considered in evaluations include:

•	the effectiveness of discussion and debate at Board and committee meetings;

•	the effectiveness of the Board’s and committees’ processes and relationship with management;

•	the quality and timeliness of meeting agendas, Board and committee papers and secretariat support;

•

the composition of the Board and each committee, focusing on the blend of skills, experience, independence and knowledge of the Group and its diversity, including geographic location, nationality and gender.

The process is managed by the Chairman, but feedback on the Chairman’s performance is provided to him by Dr Schubert.

Information about the performance review process for executives is set out in section 5.15.

Evaluations conducted in FY2012

During the year, with the assistance of an external adviser, recommendations were implemented from the assessment of each Board committee that was finalised in FY2012. An assessment of each Director was also completed. Enhancements identified from previous years’ evaluations have continued to be implemented.

Committee assessment

At the end of FY2011, each committee retained the services of an external adviser (JCA Group, a UK-based provider of board evaluation services, that has no other connections with the BHP Billiton Group) to assist with an assessment of the committee’s effectiveness, and this assessment continued into FY2012. The assessments indicated that the Board’s committees continue to function effectively and in accordance with their terms of reference.

Director assessment

During FY2011, an external adviser (Heidrick and Struggles Leadership Consulting Practice) was retained in relation to the assessment of each Director, and this assessment continued into FY2012. Although Heidrick and

Struggles’ Executive Search Practice also provides services in respect of Board renewal, the Leadership Consulting Practice and the Executive Search Practice operate independently.

The process involves each Director, including the Chairman and CEO, being interviewed by the external facilitator. The interview considers each Director’s contribution and the value they bring to the work of the Board. It also provides the opportunity for each Director to provide comments and feedback on fellow Directors, as well as their views on the focus of the Board.

The overall findings are presented to the Board and discussed. Each Director is provided with feedback on their individual and collective contribution to the Board and its committees.

Board review

As the assessment completed in FY2012 focused on individual Directors and Board committees, a short form review of the Board as a whole was conducted to assess compliance with the Board Governance Document, time spent by the Board in considering matters and compliance with corporate governance requirements.

The review of the Board as a whole indicated that the Board is continuing to function effectively and in accordance with the Board Governance Document.

Internal Board process enhancements

Over the past two years, a number of enhancements have been made to the internal processes surrounding Board meetings as a result of evaluations.

•

Chairman’s matters: In the past, the Board held a closed session at the end of Board meetings. An additional closed session has been incorporated so that all Board meetings start with a closed session of all Directors (there are no members of the GMC present other than the Executive Director). This allows the Chairman to outline matters to be considered by the Board and set the context for the meeting. It is also an opportunity for Directors to raise the items of business they believe should be particularly considered or any other relevant issues.

•

Assurance items: The Board agenda provides more time for reports from the committee chairmen to the Board. This ensures that the Board is properly and formally informed of the work of its committees and relevant committee papers are also provided to the Board. Where it is considered appropriate, presentations made to committees are also presented to the Board during its meeting.

•	Training and development: sessions are scheduled during the Board meeting program.

•	Closed session: Directors continue to have the opportunity to raise matters during the closed session at the end of each Board meeting, which is attended only by the Non-executive Directors.

5.11    Board meetings and attendance

The Board meets as often as necessary to fulfil its role. Directors are required to allocate sufficient time to the Group to perform their responsibilities effectively, including adequate time to prepare for Board meetings. During the reporting year, the Board met 10 times, with five of those meetings being held in Australia, three in the United Kingdom and two in the United States. Generally, meetings run over three days (including committee meetings).

Members of the GMC and other members of senior management attended meetings of the Board by invitation. Senior managers delivered presentations on the status and performance of our businesses and matters reserved for the Board, including the approval of budgets, annual financial statements and business strategy. Attendance at Board and Board Committee Meetings during the year ended 30 June 2012 is set out in the table below.

Attendance at Board and Board Committee meetings during the year ended 30 June 2012

	Board		Risk and Audit		Nomination		Remuneration		Sustainability		Finance (5)
	A	B	A	B	A	B	A	B	A	B	A	B
Malcolm Broomhead	10	10	–	–	–	–	–	–	7	7	4	4
John Buchanan	10	9	–	–	7	6	8	7	–	–	–	–
Carlos Cordeiro	10	10	–	–	–	–	8	7	–	–	–	–
David Crawford (1)	10	10	4	4	–	–	–	–	–	–	4	4
Pat Davies (2)	1	1	–	–	–	–	1	1	–	–	–	–
Carolyn Hewson	10	10	11	11	–	–	–	–	–	–	–	–
Marius Kloppers	10	10	–	–	–	–	–	–	–	–	–	–
Lindsay Maxsted (3)	10	10	11	11	–	–	–	–	–	–	4	4
Wayne Murdy	10	10	11	11	–	–	–	–	–	–	4	4
Jac Nasser	10	10	–	–	7	7	–	–	–	–	–	–
Keith Rumble	10	10	–	–	–	–	–	–	7	7	–	–
John Schubert	10	10	–	–	7	7	8	8	7	7	–	–
Shriti Vadera (4)	10	10	10	10	–	–	–	–	–	–	–	–

Column A – indicates the number of meetings held during the period the Director was a member of the Board and/or committee.

Column B – indicates the number of meetings attended during the period the Director was a member of the Board and/or committee.

(1)	David Crawford retired from the RAC on 6 September 2011.

(2)	Pat Davies was appointed to the Board and the Remuneration Committee effective from 1 June 2012.

(3)	Lindsay Maxsted was appointed Chairman of the RAC on 6 September 2011.

(4)	Shriti Vadera was appointed to the RAC on 16 August 2011.

(5)	The Finance Committee was formed on 23 April 2012 and met four times during FY2012.

5.12    Director re-election

The Board has adopted a policy consistent with the UK Corporate Governance Code, under which all Directors must seek re-election by shareholders annually, if they wish to remain on the Board. This policy took effect at the 2011 Annual General Meetings. It replaced the previous system, as set out in the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc, under which Directors are required to submit themselves to shareholders for re-election at least every three years. The adoption of annual re-election reflects the Board’s long-standing commitment that, where governance principles vary across jurisdictions, the Board will adopt what it considers to be the higher of the prevailing standards. The Board believes that annual re-election promotes and supports accountability to shareholders.

Board support for reappointment is not automatic. Directors who are seeking re-election are subject to a performance appraisal overseen by the Nomination Committee of the Board. Annual re-election effectively means all Directors are subject to a performance appraisal annually. The Board, on the recommendation of the Nomination Committee, makes a determination as to whether it will endorse a retiring Director for re-election. The Board will not endorse a Director for re-election if his or her performance is not considered satisfactory. The Board will advise shareholders in the Notice of Meeting whether or not re-election is supported.

BHP Billiton does not apply or implement a ‘no vacancy’ rule in relation to Board appointments. Accordingly, Director candidates can be elected to the Board by ordinary resolution and are not required to out-poll an incumbent Director in order to be elected.

5.13    Board committees

The Board has established committees to assist it in exercising its authority, including monitoring the performance of the business to gain assurance that progress is being made towards the corporate purpose within the limits imposed by the Board. During the year the Board approved the formation of a new standing committee: the Finance Committee, the mandate of which is outlined below. The Board is of the view that the Group’s governance structure is enhanced by a committee that focuses on capital and finance matters. The Finance Committee sits alongside the other permanent committees of the Board: the RAC, the Sustainability Committee, the Nomination Committee and the Remuneration Committee. Other committees are formed from time to time to deal with specific matters.

Each of the permanent committees has terms of reference under which authority is delegated by the Board.

The terms of reference for each committee are available online at

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

5.13.1    Risk and Audit Committee Report

Role and focus

The role of the RAC is to assist the Board in monitoring the decisions and actions of the CEO and the Group and to gain assurance that progress is being made towards the corporate purpose within the limits imposed by the Board, as set out in the Board Governance Document. The RAC undertakes this by overseeing:

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

The role of the Committee in the context of the Board’s broader governance framework is summarised in the diagram below. Further information about our approach to risk can be found in sections 1.5 and 5.14.

BHP Billiton governance structure – Risk and Audit Committee

The RAC met 11 times during the year. Information on meeting attendance by Committee members is included in the table in section 5.11 and information on their qualifications is included in section 4.1.

In addition to the regular business of the year, the Committee discussed reform proposals from Europe and the United Kingdom relating to:

•	audit regime;

•	role of risk and audit committees;

•	annual reporting regime.

The RAC continues to monitor the debate in these important areas and will review and assess the Group’s response to the updated recommendations as they progress.

Business Group Risk and Audit committees

To assist management in providing the information necessary to allow the RAC to discharge its responsibilities, Risk and Audit Committees have been established, incorporating each CSG, and for key functional areas such as Marketing and Treasury. These committees, known as Business Group RACs, have been established and operate as committees of management, but are chaired by members of the RAC. The responsible member of the GMC participates in those meetings. Business Group RACs perform an important monitoring function in the overall governance of the Group.

Significant financial and risk matters raised at Business Group RAC meetings are reported to the RAC by the Head of Group Reporting and Taxation and the Head of Group Risk Assessment and Assurance.

Risk and Audit Committee members during the year

Name	Status
Lindsay Maxsted (Chairman) (1)(2)	Member for whole period
David Crawford (2)	Member to 6 September 2011.(1)
Carolyn Hewson	Member for whole period
Wayne Murdy	Member for whole period
Shriti Vadera	Member from 16 August 2011

(1)	Lindsay Maxsted was appointed as the Committee’s Chairman from 6 September 2011 when David Crawford retired from the Committee.

(2)	Mr Crawford was, until 6 September 2011, the Committee’s financial expert nominated by the Board, and effective from 6 September 2011 the nominated financial expert has been Mr Maxsted.

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

The CEO and CFO have certified that the 2012 financial statements present a true and fair view, in all material respects, of our financial condition and operating results and are in accordance with applicable regulatory requirements.

External Auditor

The RAC manages the relationship with the External Auditor on behalf of the Board. It considers the reappointment of the External Auditor each year, as well as remuneration and other terms of engagement, and makes a recommendation to the Board. The last competitive audit review was in 2003, when KPMG was appointed by the Board on the recommendation of the RAC. There are no contractual obligations that restrict the RAC’s capacity to recommend a particular firm for appointment as auditor. Shareholders are asked to approve the reappointment of the auditor each year in the United Kingdom.

The RAC evaluates the performance of the External Auditor during its term of appointment against specified criteria, including delivering value to shareholders and the Group. The RAC reviews the integrity, independence and objectivity of the External Auditor. This review includes:

•	confirming that the External Auditor is, in its judgement, independent of the Group;

•	obtaining from the External Auditor an account of all relationships between the External Auditor and the Group;

•

monitoring the number of former employees of the External Auditor currently employed in senior positions within the Group and assessing whether those appointments impair, or appear to impair, the External Auditor’s judgement or independence;

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

Our Policy on Provision of Audit and Other Services by the External Auditor can be found on our website at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

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

An exception can be made to the above policy where such an exception is in our interests and appropriate arrangements are put in place to ensure the integrity and independence of the External Auditor. Any such exception requires the specific prior approval of the RAC and must be reported to the Board. No exceptions were approved during the year ended 30 June 2012.

In addition, the RAC approved no services during the year ended 30 June 2012 pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of the SEC Regulation S-X.

Fees paid to the Group’s External Auditor during the year for audit and other services were US$34.9 million of which 61 per cent comprised audit fees, 28 per cent related to legislative requirements (including Sarbanes-Oxley) and 11 per cent was for other services. Details of the fees paid are set out in note 34 ‘Auditor’s remuneration’ to the financial statements.

Based on the review by the RAC, the Board is satisfied that the External Auditor is independent.

Internal Audit

The Internal Audit function is carried out internally by Group Risk Assessment and Assurance (RAA). The role of RAA is to determine whether risk management, control and governance processes are adequate and functioning. The Internal Audit function is independent of the External Auditor. The RAC reviews the mission and charter of RAA, the staffing levels and its scope of work to ensure that it is appropriate in light of the key risks we face. It also reviews and approves the annual internal audit plan.

The RAC also approves the appointment and dismissal of the Head of Group Risk Assessment and Assurance and assesses his or her performance, independence and objectivity. The role of the Head of Group Risk Assessment and Assurance includes achievement of the internal audit objectives, risk management policies and insurance strategy. The position is held by Stefano Giorgini. Mr Giorgini reports to senior management and has all necessary access to management and the RAC.

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

For further discussion on our approach to risk management, refer to sections 1.5 and 5.14.

During the year, the Board conducted reviews of the effectiveness of the Group’s system of internal controls for the financial year and up to the date of this Annual Report in accordance with the UK Corporate Governance Code (Turnbull Guidance) and the Principles and Recommendations published by the Australian Securities Exchange (ASX) Corporate Governance Council. These reviews covered financial, operational and compliance controls and risk assessment. During the year, management presented an assessment of the material business risks facing the Group and the level of effectiveness of risk management over the material business risks. The reviews were overseen by the RAC, with findings and recommendations reported to the Board. In addition to considering key risks facing the Group, the Board received an assessment of the effectiveness of internal controls over key risks identified through the work of the Board committees. The Board is satisfied that the effectiveness of the internal controls has been properly reviewed.

Management’s assessment of our internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934). Under the supervision and with the participation of our management, including our CEO and CFO, we have evaluated the effectiveness of the Group’s internal control over financial reporting based on the framework and criteria established in Internal Controls – Integrated Framework, issued by the Sponsoring Organization of the Treadway Commission (COSO). Based on this evaluation, management has concluded that internal control over financial reporting was effective as at 30 June 2012. There were no material weaknesses in the Group’s internal controls over financial reporting identified by management.

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

BHP Billiton has engaged our independent registered public accounting firms, KPMG and KPMG Audit Plc, to issue an audit report on our internal control over financial reporting for inclusion in the financial statements section of our Annual Report on Form 20-F as filed with the SEC.

There have been no changes in our internal control over financial reporting during FY2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Management’s assessment of our disclosure controls and procedures

Our management, with the participation of our CEO and CFO, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of 30 June 2012. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed by BHP Billiton, including in the reports that it files or submits under the US Securities Exchange Act of 1934, is recorded, processed, summarised and reported on a timely basis and that such information is accumulated and communicated to BHP Billiton’s management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Based on the foregoing, our management, including the CEO and CFO, has concluded that our disclosure controls and procedures are effective in providing that reasonable assurance.

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

Committee evaluation

During FY2011, the Committee retained the services of an external adviser to assist with an assessment of the Committee’s effectiveness, and this continued into FY2012. The Committee also reviewed its performance in accordance with its terms of reference. As a result of this evaluation, the Committee is satisfied it has met its terms of reference.

5.13.2    Remuneration Committee Report

Role and focus

The role of the Remuneration Committee is to assist the Board in overseeing:

•	the remuneration policy and its specific application to the CEO and the CEO’s direct reports, and its general application to all employees;

•	the determination of levels of reward for the CEO and approval of reward to the CEO’s direct reports;

•	the provision of guidance to the Chairman on the performance of the CEO;

•

effective communication to shareholders regarding remuneration policy and the Committee’s work on behalf of the Board, including the preparation of the Remuneration Report for inclusion in the Annual Report;

•	compliance with applicable legal and regulatory requirements associated with remuneration matters;

•	the review, at least annually, of remuneration by gender, the relative proportion of men and women in the Group’s workforce and the Group’s progress in achieving its diversity objectives.

The role of the Remuneration Committee in the context of BHP Billiton’s broader governance framework is summarised in the diagram below.

BHP Billiton governance structure – Remuneration Committee

The Remuneration Committee met eight times during the year. Information on meeting attendance by Committee members is included in the table in section 5.11.

Full details of the Committee’s work on behalf of the Board, including the review of our remuneration structures conducted by the Committee during FY2012, are set out in the Remuneration Report in section 6.

Remuneration Committee members during the year

Name	Status
John Buchanan (Chairman)	Member for whole period
Carlos Cordeiro	Member for whole period
Pat Davies	Member since 1 June 2012
John Schubert	Member for whole period

Committee evaluation

During FY2011, the Committee retained the services of an external adviser to assist with an assessment of the Committee’s effectiveness, and this continued into FY2012. The Committee also reviewed its performance in accordance with its terms of reference. As a result of this evaluation, the Committee is satisfied it has met its terms of reference.

5.13.3    Nomination Committee Report

Role and focus

The role of the Committee is to assist in ensuring that the Board comprises individuals who are best able to discharge the responsibilities of a Director, having regard to the highest standards of governance, the strategic direction of the Group and the diversity aspirations of the Board. It does so by focusing on:

•

assessing the skills, backgrounds, knowledge, experience and diversity of geographic location, nationality and gender represented on the Board and identifying any inadequate representation of those attributes;

•	reviewing the skills, backgrounds, knowledge, experience and gender represented on the Board committees and recommending committee composition to the Board;

•	retaining the services of independent search firms and identifying suitable candidates (possessing the skills identified by the skills assessment referred to above) for the Board;

•	overseeing the evaluation of the performance of individual Directors and making recommendations to the Board on the endorsement of retiring Directors seeking re-election (see section 5.12);

•	the plan for succession of the Chairman and the CEO and its periodic evaluation;

•	the provision of appropriate training and development opportunities for Directors;

•	supporting the Board in its review and, where appropriate, authorisation of actual and potential conflicts (see section 5.9);

•	communicating to shareholders regarding the work of the Committee on behalf of the Board.

The Board has set an aspirational goal of increasing the number of women on the Board to at least three over the next two years and the Nomination Committee will continue to take diversity into account in its deliberations. Further information regarding the Group’s approach to diversity is set out in section 5.17.

The Nomination Committee also has oversight of training and development activity for all Directors. The Board considers this enhances the Committee’s ongoing consideration and review in relation to the appropriate skills mix for the Board.

The role of the Nomination Committee in the context of BHP Billiton’s broader governance framework is summarised in the diagram below.

BHP Billiton governance structure – Nomination Committee

The Nomination Committee met seven times during the year. Information on meeting attendance by Committee members is included in the table in section 5.11.

There were changes to the composition of the Board during the year. The Committee retained the services of independent recruitment specialists to assist in the identification of potential candidates for the Board, with the result that Pat Davies was appointed with effect from 1 June 2012. This followed a detailed search which included consideration of skills, experience and diversity of geographic location, nationality and gender.

The Committee also oversaw the Director training and development program for 2012 and the induction program for the new Director.

Nomination Committee members during the year

Name	Status
Jac Nasser (Chairman)	Member for whole period
John Buchanan	Member for whole period
John Schubert	Member for whole period

Committee evaluation

During FY2011, the Committee retained the services of an external adviser to assist with an assessment of the Committee’s effectiveness and this continued into FY2012. The Committee also reviewed its performance in accordance with its terms of reference. As a result of this evaluation, the Committee is satisfied it has met its terms of reference.

5.13.4    Sustainability Committee Report

Role and focus

The role of the Sustainability Committee is to assist the Board in its oversight of:

•	the effectiveness of the Group’s strategies, policies and systems associated with Health, Safety, Environment and Community (HSEC) matters;

•	our compliance with applicable legal and regulatory requirements associated with HSEC matters;

•	our performance in relation to HSEC matters;

•	the performance and leadership of the HSEC function;

•	HSEC risks and the performance requirements described in our Group Level Documents (GLDs) to control HSEC risks;

•	our annual Sustainability Report;

•	communication to shareholders regarding the work of the Committee on behalf of the Board.

Our approach to sustainability is reflected in Our BHP Billiton Charter, which defines our values, purpose and how we measure success, and in our sustainable development policy, which defines our public commitments to safety, health and environmental and social responsibility. Further information is set out in the Group’s Sustainability Report. The Committee provides oversight of the preparation and presentation of the Sustainability Report by management, including oversight of internal control systems relevant to the preparation of the Sustainability Report.

The role of the Sustainability Committee in the context of BHP Billiton’s broader governance framework is summarised in the diagram below.

BHP Billiton governance structure – Sustainability Committee

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

The Sustainability Committee met seven times during the year. Information on meeting attendance by Committee members is included in the table in section 5.11.

During the year, the Sustainability Committee continued to assist the Board in its oversight of HSEC issues and performance. This included consideration of strategic environmental issues, HSEC audits and trends, and identifying and implementing findings from accidents and other incidents. The Committee considered climate change scenarios and the actions being taken to manage the implications of climate change regulation. The Committee reviewed and recommended to the Board the approval of the annual Sustainability Report for publication. The Sustainability Report identifies our targets for HSEC matters and our performance against those targets, with an emphasis on fact based measurement and quality data in setting targets. The Committee reviewed and recommended to the Board the public targets for FY2013-FY2017. Finally, the Committee oversaw the appointment of a new Head of HSEC, with the appointment continuing the Group’s practice of bringing an asset president with deep operational experience, into this key role.

A copy of the Sustainability Report and further information can be found on our website at www.bhpbilliton.com/home/aboutus/sustainability/Pages/default.aspx.

Sustainability Committee members during the year

Name	Status
John Schubert (Chairman)	Member for whole period

Malcolm Broomhead	Member for whole period
Keith Rumble	Member for whole period

Committee evaluation

During FY2011, the Committee retained the services of an external adviser to assist with an assessment of the Committee’s effectiveness, and this review continued into FY2012. The Committee also reviewed its performance in accordance with its terms of reference. As a result of this evaluation, the Committee is satisfied it has met its terms of reference.

5.13.5    Finance Committee Report

Role and focus

The role of the Finance Committee is to assist the Board in its consideration for approval and ongoing oversight of matters pertaining to:

•	capital structure and funding;

•	capital management planning and initiatives;

•	due diligence on acquisitions and investments, including proposals that may have a material impact on the Group’s capital position;

•	matters the Board may refer to the Committee from time to time in connection with the Group’s capital position.

The Board is of the view that our governance structure is enhanced by a committee that focuses on capital structure and funding, capital management planning and initiatives, and due diligence.

Recognising that the focus of the Committee’s activities encompasses matters of strategy reserved for the Board, the Committee does not, as a matter of course, have a decision-making role. Instead, its focus is to advise the Board and make recommendations. The Board may, where it considers it appropriate, delegate decision-making power to the Committee in relation to specific matters.

The Board recognises that in establishing a new Board committee, it is important to avoid introducing complexity or overlap in the current governance framework. The matters specified for the consideration of the Finance Committee are not within the current scope or mandate of any of the other Board committees (because they were previously dealt with by ad hoc committees). However, to avoid any perceived overlap of responsibilities, the terms of reference of each of the Finance Committee and the RAC allow the respective committee chairmen to agree the most appropriate committee to fulfil the obligation in question.

The role of the Finance Committee in the context of BHP Billiton’s broader governance framework is summarised in the diagram below.

BHP Billiton governance structure – Finance Committee

The Finance Committee met four times during the year. The formation of the Committee brought together the work of previous sub-committees of the Board and assisted the work of the Board by considering matters relating to capital structure and funding, capital management planning and initiatives, due diligence on acquisitions and divestments and other matters referred to the Committee. The Committee’s considerations resulted in recommendations to the Board on the matters considered.

Finance Committee members during the year (established in April 2012)

Name	Status
David Crawford (Chairman)	Member since Committee established
Malcolm Broomhead	Member since Committee established
Lindsay Maxsted	Member since Committee established
Wayne Murdy	Member since Committee established

Committee Evaluation

As part of the Board’s commitment to continuous improvement, the role and functions of the Finance Committee will be evaluated not later than 12 months after its establishment.

5.14    Risk management governance structure

We believe that the identification and management of risk is central to achieving the corporate purpose of creating long-term shareholder value. Our approach to risk is set out in section 1.5.

The principal aim of the Group’s risk management governance structure and internal control systems is to identify, evaluate and manage business risks, with a view to enhancing the value of shareholders’ investments and safeguarding assets.

Each year, the Board reviews and considers the risk profile for the whole business. This risk profile covers both operational and strategic risks. The risk profile is assessed to ensure it supports the achievement of the Group’s strategy while maintaining a solid ‘A’ credit rating.

The Board has delegated the oversight of risk management to the RAC, although the Board retains overall accountability for the Group’s risk profile. In addition, the Board specifically requires the CEO to implement a system of control for identifying and managing risk. The Directors, through the RAC, review the systems that have been established for this purpose and regularly review their effectiveness. The RAC regularly reports to the Board to enable it to review the Group’s risk framework.

The RAC has established review processes for the nature and extent of material risks taken in achieving our purpose. These processes include the application of materiality and tolerance criteria to determine and assess material risks. Materiality criteria include maximum foreseeable loss and residual risk thresholds and are set at Group, CSG and Asset organisational levels. Tolerance criteria additionally assess the control effectiveness of material risks.

The diagram below outlines the risk reporting process.

Management has put in place a number of key policies, processes, performance requirements and independent controls to provide assurance to the Board and the RAC as to the integrity of our reporting and effectiveness of our systems of internal control and risk management. Some of the more significant internal control systems include Board and management committees, Business Group RACs and internal audit.

Business Group Risk and Audit Committees

The Business Group RACs assist the RAC to monitor the Group’s obligations in relation to financial reporting, internal control structure, risk management processes and the internal and external audit functions.

Board committees

Directors also monitor risks and controls through the RAC, the Remuneration Committee and the Sustainability Committee.

Management committees

Management committees also perform roles in relation to risk and control. Strategic risks and opportunities arising from changes in our business environment are regularly reviewed by the GMC and discussed by the

Board. The Financial Risk Management Committee (FRMC) reviews the effectiveness of internal controls relating to commodity price risk, counterparty credit risk, currency risk, financing risk, interest rate risk and insurance. Minutes of the GMC and the FRMC meetings are provided to the Board. The Investment Committee provides oversight for investment processes across the business and coordinates the investment toll-gating process for major investments. Reports are made to the Board on findings by the Investment Committee in relation to major capital projects. The Disclosure Committee oversees the Group’s compliance with securities dealing and continuous and periodic disclosure requirements, including reviewing information that may require disclosure through stock exchanges and overseeing processes to ensure information disclosed is timely, accurate and complete.

5.15    Management

Below the level of the Board, key management decisions are made by the CEO, the GMC, other management committees and individual members of management to whom authority has been delegated. The diagram below describes the responsibilities of the CEO and four key management committees.

Performance evaluation for executives

The performance of executives and other senior employees is reviewed on an annual basis. For the members of the GMC, this review includes their contribution, engagement and interaction at Board level. The annual performance review process that we employ considers the performance of executives against criteria designed to capture both ‘what’ is achieved and ‘how’ it is achieved. All performance assessments of executives consider how effective they have been in undertaking their role; what they have achieved against their specified key performance indicators; how they match up to the behaviours prescribed in our leadership model and how those behaviours align with Our Charter values. The assessment is therefore holistic and balances absolute achievement with the way performance has been delivered. Progression within the Group is driven equally by personal leadership behaviours and capability to produce excellent results.

A performance evaluation as outlined above was conducted for all members of the GMC in FY2012. For the CEO, the performance evaluation was led by the Chairman of the Board on behalf of all the Non-executive Directors, drawing on guidance from the Remuneration Committee.

5.16    Business conduct

Code of Business Conduct

We have published the Code of Business Conduct. The Code of Business Conduct reflects Our Charter values of integrity and respect. It provides clear direction and advice on conducting business internationally, interacting with communities, governments and business partners and general workplace behaviour. The Code of Business Conduct applies to Directors and to all employees, regardless of their position or location. Consultants and contractors are also expected to act in accordance with the Code of Business Conduct.

The Code of Business Conduct can be found on our website at

www.bhpbilliton.com/home/aboutus/ourcompany/Pages/codeofbusconduct.aspx.

Anti-corruption investigation

Following requests for information in August 2009 from the US Securities and Exchange Commission, the Group commenced an internal investigation and disclosed to relevant authorities evidence that it has uncovered regarding possible violations of applicable anti-corruption laws involving interactions with government officials. The internal investigation is continuing and the Group is cooperating with the relevant authorities and reporting the facts found in the investigation. It is not possible at this time to predict the likely outcomes of the matter.

Insider trading

We have a Securities Dealing GLD that covers dealings by Directors and identified employees, is consistent with the UK Model Code contained in the UK Financial Services Authority Listing Rules and complies with the ASX Listing Rule requirements for a trading policy. The Securities Dealing GLD restricts dealings by Directors and identified employees in shares and other securities during designated prohibited periods and at any time that they are in possession of unpublished price-sensitive information. As part of a regular, planned process, the Securities Dealing GLD was reviewed in FY2012 to ensure it remains current, fit for purpose and in line with our broader governance framework.

A copy of the Securities Dealing GLD can be found on our website at

www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

Business Conduct Advisory Service

We have established a Business Conduct Advisory Service so that employees can seek guidance or express concerns on business-related issues and report cases of suspected misappropriations, fraud, bribery or corruption. Reports can be made anonymously and without fear of retaliation. Arrangements are in place to investigate such matters. Where appropriate, investigations are conducted independently. Levels of activity and support processes for the Business Conduct Advisory Service are monitored, with activity reports presented to the Board. Further information on the Business Conduct Advisory Service can be found in the Code of Business Conduct.

Political donations

We maintain a position of impartiality with respect to party politics and do not make political contributions/donations for political purposes to any political party, politician, elected official or candidate for public office. We do, however, contribute to the public debate of policy issues that may affect our business in the countries in which we operate.

5.17    Diversity at BHP Billiton

The BHP Billiton Human Resources Policy guides the Board and management on all aspects of human resource management. The Human Resources Policy is supported by processes that set out measurable objectives to support the achievement of diversity across the Group. The Board believes that critical mass is important for diversity and, in relation to gender, has set an aspirational goal of increasing the number of women on the Board to at least three over the next two years. The Board continues to focus on diversity in the context of the overall skills and experience mix on the Board. See section 5.7 for further detail about gender diversity on the Board. In addition, the Board considers and approves the Group’s measurable objectives, and oversees the Group’s progress. Further information about the Group’s measurable objectives and progress against those objectives is set out below.

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

Progress against measurable objectives

In FY2011, we committed to three key measurable objectives to enhance our gender diversity profile. A summary of those objectives and a report of our progress is set out below:

•

Continue to focus on increasing female participation in the Accelerated Leadership Development Program (ALDP), moving to 40 per cent for FY2012. We are pleased to report that participation in the ALDP was 29 per cent in FY2011 and is 43 per cent for FY2012.

•

Reviewing our graduate recruitment process and identifying and implementing the necessary actions to address low female representation. The following are highlights of the work executed during FY2012 to increase female graduate intake representation:

•

The Australian Graduate Intake Recruitment campaign incorporated a number of new initiatives focused on attracting female graduates such as: targeted digital media advertising, active promotion of female graduate opportunities directly with university faculties and featuring graduate opportunities for women in our marketing materials, industry events and engagement activities.

•

At a global level, the assets have coordinated with universities and mining industry bodies on a range of promotional and sponsorship initiatives to raise the profile of both graduate and broader opportunities for women within the mining sector.

•

We continued to support the South African GirlEng Program that aims to attract, retain and develop women engineers. The GirlEng Program uses peer mentors, who are final year engineering students and engineers working at BHP Billiton, to inspire high school students and encourage them to study engineering.

The above initiatives, coupled with the continued focus during the selection and recruitment process for graduates globally has demonstrated an improvement in the percentage of female graduates hired from 29.0 per cent in FY2011 to 32.5 per cent in FY2012.

•

Each CSG, Group Function, Marketing and Minerals Exploration was required to develop and implement a diversity plan taking into account the objectives of the Human Resources Policy and the principles set out above. In FY2012, each business was required to refine its multi-year diversity plan by identifying measurable objectives that would result in an improved diversity profile. The measurable objectives identified through this process formed a part of each business’s performance requirements. Each business’s performance was evaluated against its FY2012 measurable objectives and that evaluation was taken into account in determining bonus remuneration. All businesses made progress against their measurable objectives set out in their multi-year diversity plan. The following are highlights of the work that was delivered:

•	Manager level and above participated in inclusive leadership workshops to bolster their understanding of unconscious bias and actions that support or impede inclusion.

•	Manager toolkits were developed and implemented on diversity and inclusion.

•	Diversity champions were identified and helped drive diversity.

•	High-potential women were identified as part of the succession management process and development plans were created to foster their development.

•	Recruitment practices were reviewed to assist with removing unconscious bias and to assist in attracting women.

•	Clear expectations and targets were set with external recruitment partners in providing qualified diverse candidates.

•	Mentoring programs for Indigenous employees were delivered.

•	Focus groups were held with female employees to better understand and identify actions that would help support retention.

•	Employees and managers participated in diversity awareness events.

Continuous improvement

In FY2013, we will take the following steps to further enhance our gender diversity profile:

•

Embed diversity and inclusion in the behaviours that demonstrate Our Charter values through Our Charter Values in Action. Employees will be assessed on how they demonstrate Our Charter Values in Action as part of the annual performance review process.

•	Implement targeted graduate attraction initiatives, focused on shortage disciplines, to increase the proportion of female graduates hired year on year.

For FY2013, each business will continue to be evaluated on progress in executing its measurable objectives that form part of its multi-year diversity plan. These will again be taken into account in determining bonus remuneration. Monitoring and tracking performance against diversity plans will continue to be undertaken as part of the Group’s internal compliance requirements.

Progress against each year’s measurable objectives will continue to be disclosed in the Annual Report, along with the proportion of women in our workforce, in senior management and on the Board. There are currently two women on the Board. For further information on the proportion of women in our workforce and in senior management, and our employee profile more generally, please see section 2.9.

5.18    Market disclosure

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

A copy of the Market Disclosure and Communications document is available online at

www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

Copies of announcements to the stock exchanges on which we are listed, investor briefings, half-yearly financial statements, the Annual Report and other relevant information can be found on our website at www.bhpbilliton.com. Any person wishing to receive advice by email of news releases can subscribe at www.bhpbilliton.com.

5.19    Remuneration

Details of our remuneration policies and practices and the remuneration paid to the Directors (Executive and Non-executive) and members of the GMC are set out in the Remuneration Report in section 6 of this Annual Report. Shareholders will be invited to consider and to approve the Remuneration Report at the 2012 AGMs.

5.20    Directors’ share ownership

Non-executive Directors have agreed to apply at least 25 per cent of their remuneration to the purchase of BHP Billiton shares until they achieve a shareholding equivalent in value to one year’s remuneration. Thereafter, they must maintain at least that level of shareholding throughout their tenure. All dealings by Directors are subject to the Group’s Securities Dealing GLD and are reported to the Board and to the stock exchanges.

Information on our policy governing the use of hedge arrangements over shares in BHP Billiton by both Directors and members of the GMC is set out in section 6.3.4 of this Annual Report.

Details of the shares held by Directors are set out in section 7.20 of this Annual Report.

5.21    Company secretaries

Jane McAloon is the Group Company Secretary. Ms McAloon’s qualifications and experience are set out in section 4.1. The Group Company Secretary is responsible for developing and maintaining the information systems and processes that enable the Board to fulfil its role. The Group Company Secretary is also responsible to the Board for ensuring that Board procedures are complied with and advising the Board on governance matters. All Directors have access to the Group Company Secretary for advice and services. Independent advisory services are retained by the Group Company Secretary at the request of the Board or Board committees. Ms McAloon is supported by Nicola Evans, who was appointed in December 2011 as Deputy Company Secretary of BHP Billiton Limited, and Elizabeth Hobley and Geof Stapledon, who are Deputy Company Secretaries of BHP Billiton Plc. The Board appoints and removes the Company Secretaries.

5.22    Conformance with corporate governance standards

Our compliance with the governance standards in our home jurisdictions of Australia and the United Kingdom, and with the governance requirements that apply to us as a result of our New York Stock Exchange (NYSE) listing and our registration with the SEC in the United States, is summarised in this Corporate Governance Statement, the Remuneration Report, the Directors’ Report and the financial statements.

The Listing Rules and the Disclosure and Transparency Rules of the UK Financial Services Authority require UK-listed companies to report on the extent to which they comply with the Main Principles and the provisions of the UK Corporate Governance Code (UK Code), and explain the reasons for any non-compliance. The UK Code is available online at www.frc.org.uk/corporate/ukcgcode.cfm.

The Listing Rules of the ASX require Australian-listed companies to report on the extent to which they meet the Corporate Governance Principles and Recommendations published by the ASX Corporate Governance Council (ASX Principles and Recommendations) and explain the reasons for any non-compliance. The ASX Principles and Recommendations are available online at www.asx.com.au/about/corporate_governance/index.htm.

Both the UK Code and the ASX Principles and Recommendations require the Board to consider the application of the relevant corporate governance principles, while recognising that departures from those principles are appropriate in some circumstances. We complied with the provisions set out in the UK Code and with the ASX Principles and Recommendations during the financial period and continue to comply up to the date of this Annual Report.

A checklist summarising our compliance with the UK Code and the ASX Principles and Recommendations can be found on our website at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

BHP Billiton Limited and BHP Billiton Plc are registrants with the SEC in the United States. Both companies are classified as foreign private issuers and both have American Depositary Shares listed on the NYSE.

We have reviewed the governance requirements currently applicable to foreign private issuers under the Sarbanes-Oxley Act (US) including the rules promulgated by the SEC and the rules of the NYSE and are satisfied that we comply with those requirements.

Section 303A of the NYSE Listed Company Manual contains a broad regime of corporate governance requirements for NYSE-listed companies. Under the NYSE rules, foreign private issuers, such as ourselves, are permitted to follow home country practice in lieu of the requirements of Section 303A, except for the rule relating to compliance with Rule 10A-3 of the Securities Exchange Act of 1934 (audit committee independence) and certain notification provisions contained in Section 303A of the Listed Company Manual. Section 303A.11 of the Listed Company Manual, however, requires us to disclose any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE corporate governance standards. Following a comparison of our corporate governance practices with the requirements of Section 303A of the Listed Company Manual followed by US companies, the following significant differences were identified:

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

While the Board is satisfied with its level of compliance with the governance requirements in Australia, the United Kingdom and the United States, it recognises that practices and procedures can always be improved, and there is merit in continuously reviewing its own standards against those in a variety of jurisdictions. The Board’s program of review will continue throughout the year ahead.

5.23    Additional UK disclosure

The information specified in the UK Financial Services Authority Disclosure and Transparency Rules, DTR 7.2.6, is located elsewhere in this Annual Report. The Directors’ Report, at section 7.23, provides cross-references to where the information is located.

This Corporate Governance Statement was approved by the Board on 12 September 2012 and signed on its behalf by:

Jac Nasser AO

Chairman

12 September 2012

6    Remuneration Report

The following guide is intended to help the reader to use this Remuneration Report. It explains the linkages between BHP Billiton’s remuneration strategy and the remuneration outcomes for Directors and members of the Group Management Committee (GMC) (as listed in sections 6.7.1 and 6.10.1 of the Remuneration Report). All acronyms used are defined in the Remuneration Report or in section 10 of this Annual Report.

Section		What it covers
6.1	Message from the Remuneration Committee Chairman	An introduction to the 2012 Remuneration Report from the Remuneration Committee Chairman, John Buchanan.

6.2	Remuneration at a glance	An overview of the remuneration of the Group’s Chief Executive Officer (CEO) and what influences remuneration outcomes.

6.3	Remuneration governance	Explains how the Board and the Remuneration Committee make remuneration decisions, including how they use external remuneration consultants.

6.4	Our remuneration strategy	Outlines our remuneration policy and how it supports our strategic objectives and is focused on the long term.

6.5	Setting Total Remuneration for the GMC	Describes how the Board determines Total Remuneration and its core components.

6.6	How performance impacts remuneration outcomes	An in-depth explanation of the components of remuneration and how performance has impacted remuneration outcomes.

6.7	Statutory remuneration disclosures for the GMC	Presents total remuneration for the GMC calculated pursuant to legislative and accounting requirements.

6.8	Equity awards	Provides details of interests in equity awards resulting from BHP Billiton’s remuneration programs.

6.9	Aggregate Directors’ remuneration	The total remuneration provided to Executive Directors and Non-executive Directors (a UK disclosure requirement).

6.10	Non-executive Director arrangements	Discloses the individual Non-executive Directors, details their fee arrangements and retirement benefits, and presents their total remuneration calculated pursuant to legislative and accounting standards.

6.1    Message from the Remuneration Committee Chairman

Dear Shareholder,

I am pleased to introduce BHP Billiton’s Remuneration Report for the year ended 30 June 2012.

Last year, I shared with you our plan to conduct a comprehensive review of our remuneration arrangements. We have completed the review and, after consideration of all relevant issues, concluded that our current arrangements, including the changes to the long-term incentive plan approved by shareholders in 2010, remain appropriate. Importantly, we believe that the arrangements continue to support our focus on operational excellence, risk management and the execution of the Group’s strategy. While several feasible alternatives were examined, including introducing a ‘second measure’ to operate in conjunction with total shareholder return, we have elected not to introduce significant change at this time. As always, we will continue to seek further improvement opportunities, including an appropriate ‘second measure’. Further details of our review and its outcomes are in section 6.4.4.

Shareholders have provided a strong level of support for the Remuneration Report in recent years through your votes at annual general meetings. In addition, our policies and approach to providing appropriate remuneration for our senior executives have been broadly endorsed during regular consultation sessions with shareholders. In particular our long-term incentive plan, approved in 2004 and applied consistently since, is a five-year plan, a longer period than most other companies employ. This remains a very important feature for the Remuneration Committee and shareholders.

The Committee and the Board will continue to adopt an open-door approach to existing shareholders’ views so they can be factored into the Group’s future approach to pay.

Two remuneration outcomes for FY2012 provide tangible evidence of our policy in action. First, as a result of the impairment against the carrying value of the Fayetteville shale gas assets acquired from Chesapeake Energy in March 2011, CEO Marius Kloppers and Group Executive and Chief Executive – Petroleum Mike Yeager advised the Remuneration Committee that they did not wish to be considered for an incentive under the short-term incentive plan for FY2012. The Committee and the Board respected and agreed with that decision. Short-term incentives for other members of the GMC are significantly lower than in FY2011. Second, as a consequence of the base salary review for GMC members undertaken this year, and in recognition of the prevailing business climate, a decision has been taken to freeze the base salaries of GMC members for FY2013. The Board also decided not to adjust remuneration for Non-executive Directors. These outcomes represent an appropriate alignment of remuneration with business outcomes.

In this year’s Remuneration Report, we have included a new ‘Remuneration at a glance’ section to provide a clearer explanation of the remuneration provided to our CEO. This addition, in section 6.2, reinforces the importance we see in seeking to explain clearly how BHP Billiton’s remuneration policies support long-term, sustainable value creation.

John Buchanan

Chairman, Remuneration Committee

12 September 2012

6.2    Remuneration at a glance

6.2.1    Context of remuneration at BHP Billiton

At BHP Billiton, our executive remuneration arrangements are designed to attract, retain and motivate highly skilled people and ensure that their interests are aligned with the interests of our shareholders. Executives are only eligible to receive their maximum remuneration if we perform exceptionally well in the short term and our shareholders have also benefited significantly from the relative performance of the Group in the longer term.

Executive remuneration is linked substantially to relative shareholder returns. However, it is also linked to the wellbeing of the Group, meaning that other elements that may not be reflected so directly or immediately in shareholder returns are also taken into account in determining the quantum of executive remuneration, including various health, safety, environment, community (HSEC), financial and capital management measures.

Regulatory requirements also change from time to time, which means our reporting has to change too. We are aware of deliberations taking place in the UK and Australian jurisdictions that will provide additional guidance to companies in respect of the reporting of executive remuneration; however, those deliberations have not yet reached the stage necessary to provide certainty as to their outcomes for inclusion in this Remuneration Report. We will be making the necessary changes to our Remuneration Report in future years in accordance with those reporting requirements when the outcomes are known.

We have continued to try to improve the transparency of our reporting by including this new section to provide a clearer explanation of the remuneration provided to the CEO, Marius Kloppers, in relation to FY2012.

Further details of all of the remuneration aspects described below can be found in later sections of the Remuneration Report.

6.2.2    Remuneration of the CEO for FY2012

BHP Billiton ensures that the remuneration arrangements for the CEO, Marius Kloppers, include a large proportion that is at risk – meaning that set performance targets must be achieved in order to receive part or all of the remuneration available.

The following table shows the actual remuneration received by the CEO as determined by the Remuneration Committee in relation to the FY2012 and FY2011 performance years. Descriptions of all of the remuneration components in the table are included in section 6.5.2.

Non-statutory table: The ‘non-statutory remuneration’ data set out in the final two columns of the table below do not match the Statutory Total Remuneration Table in section 6.7.2, which complies with the requirements to use Accounting Standards under the Australian Corporations Act 2001 and the UK Companies Act 2006, including allocation of the IFRS fair value of equity awards across the vesting period (1).

•

Mr Kloppers’ STI is at risk. The Committee determined an individual scorecard of measures for the CEO at the commencement of the performance year. These measures have been chosen as they reward the CEO for overall performance in the current year, comprising both financial performance and delivery against measures that impact the long-term sustainability of the Group, along with his individual contribution to the business. The Board believes this method of assessment is transparent, rigorous and balanced, and provides an appropriate, objective and comprehensive assessment of performance.

•	The maximum possible cash STI Mr Kloppers can be paid is 160 per cent of base salary, with a target of 80 per cent of base salary.

•

Mr Kloppers’ STI scorecard includes HSEC, financial, capital management and personal elements. In assessing performance against elements such as financial measures, we do not include impacts that are outside management’s control, such as movements in exchange rates or commodity prices. Removing those elements means remuneration is tied to the things management can control – primarily, safety, volume and cost.

•

As a result of the impairment against the carrying value of Fayetteville shale gas assets acquired from Chesapeake Energy in March 2011, Mr Kloppers advised the Remuneration Committee that he did not wish to be considered for a STI award for FY2012. The Committee and the Board respected and agreed with that decision. For the FY2011 performance year, Mr Kloppers received 69 per cent of the maximum possible.

•

Mr Kloppers’ cash STI outcome is ordinarily matched in value by an award of Deferred Shares, vesting in two years. These Deferred Shares are also at risk, because they are matched to the cash STI measured against scorecard outcomes and have service conditions attached.

•

Mr Kloppers’ LTI outcome is also at risk. The purpose of the LTI is to focus the CEO’s efforts on the achievement of sustainable long-term growth and success of the Group (including appropriate management of business risks) and to align CEO rewards with sustained shareholder wealth creation through the relative US$ Total Shareholder Return (TSR) performance condition.

•	The five-year duration of the Long-Term Incentive Plan (LTIP) is longer than most other plans in the market, and has received strong voting support from shareholders since it was introduced in 2004.

•

The actual value on vesting will not be known until the vesting time (i.e. five years from award allocation) and will depend on the level of achievement against the performance condition (as detailed in section 6.8.5), achievement of the service conditions (continued employment or leaving the Group under specific circumstances) and on the share price at the time of vesting. The actual value of the award may ultimately be zero.

Further information on how the Committee determines remuneration and how each component of remuneration is measured for the purposes of that process is provided in section 6.5. Details of how the determinations made by the Committee translate into remuneration as measured by accounting standards under Australian and United Kingdom disclosure regulations are provided in section 6.7.

6.2.3    2007 allocation under the LTIP – tested to the end of FY2012 and vested in FY2013

The five-year performance period for the 2007 LTIP ended on 30 June 2012 and 333,327 Performance Shares that were allocated to the CEO in December 2007 will vest. This was the first LTIP allocation to Mr Kloppers as CEO. The allocation of 225,000 Performance Shares that vested last year was made prior to him becoming CEO. Over the five-year performance period, BHP Billiton’s US$ TSR was 41.6 per cent. In contrast, the weighted average US$ TSR for the peer group against which the Group’s performance was measured was -4.0 per cent. Of the 15 peer companies, only two companies recorded US$ TSR outcomes in excess of BHP Billiton’s 41.6 per cent US$ TSR performance (one at 45.6 per cent and one at 41.9 per cent), and eight peer companies recorded negative US$ TSR performance over the five-year performance period. The impact of this 45.6 per cent US$ TSR outperformance by BHP Billiton over the weighted average was to add US$75.4 billion of shareholder value from 1 July 2007 to 30 June 2012 over and above performance in line with the weighted average of the comparators (as shown in the following graphs).

The table below shows the share prices for BHP Billiton Limited and BHP Billiton Plc in US$ for the three months up to and including 30 June 2007 and 30 June 2012 and the dividends paid over the five-year performance period. The three-month average US$ share prices have been determined with reference to three-month average share prices quoted on the London Stock Exchange in £ and the Australian Stock Exchange in A$, converted to US$ at the relevant three-month average exchange rates.

Share price growth and dividend yield

	Three-month average share price to 30 June 2007	Three-month average share price to 30 June 2012	Growth in share price over the five-year performance period	Dividends paid over the five years from 1 July 2007 to 30 June 2012	Indicative dividend yield over the performance period (1)
BHP Billiton Limited	US$26.30	US$33.62	27.8%	US$4.22	16.0%
BHP Billiton Plc	US$24.39	US$29.04	19.1%	US$4.22	17.3%

(1)

The table shows the dividends paid over the five-year period divided by the three-month average share price to 30 June 2007. The actual calculation of TSR for the LTIP performance hurdle assumes that the dividends paid are reinvested in the relevant company on the date that the dividends are paid. The contribution of dividends to TSR performance will therefore vary from the indicative numbers shown in the table above.

6.3    Remuneration governance

6.3.1    Board oversight

The Board is responsible for ensuring that the Group’s remuneration arrangements are equitable and aligned with the long-term interests of BHP Billiton and its shareholders. In performing this function, it is critical that the Board is independent of management when making decisions affecting remuneration of the CEO, the CEO’s direct reports and the Group’s employees.

Accordingly, the Board has established a Remuneration Committee to assist it in making decisions affecting employee remuneration. The Committee is comprised solely of Non-executive Directors, all of whom are independent. In order to ensure that it is fully informed when making remuneration decisions, the Committee receives regular reports and updates from members of management (who the Committee invites to attend meetings as and when appropriate) and can draw on services from a range of external sources, including remuneration consultants.

6.3.2    Remuneration Committee

The activities of the Remuneration Committee are governed by Terms of Reference (approved by the Board in May 2011), which are available on our website. The purpose of the Committee is to assist the Board in its oversight of:

•	the remuneration policy and its specific application to the CEO, the Executive Directors and executives reporting to the CEO, and its general application to all Group employees;

•	the determination of levels of reward for the CEO and approval of reward to the CEO’s direct reports;

•	the annual evaluation of the performance of the CEO, by providing guidance to the Group Chairman;

•	communication with shareholders on the Group’s remuneration policy and the Committee’s work on behalf of the Board;

•	the Group’s compliance with applicable legal and regulatory requirements associated with remuneration matters;

•	the preparation of the Remuneration Report to be included in the Group’s Annual Report;

•	the review, at least annually, of remuneration by gender, the relative proportion of men and women in the Group’s workforce and the Group’s progress in achieving its diversity objectives.

Remuneration Committee members	John Buchanan (Chairman) Carlos Cordeiro Pat Davies (from 1 June 2012) John Schubert

Number of meetings in FY2012	Eight

Other individuals who regularly attended meetings (1)

Jac Nasser (Chairman)

Shriti Vadera (Non-executive Director)

Marius Kloppers (CEO)

Karen Wood (Group Executive and Chief People & Public Affairs Officer)

Gerard Bond (Head of Group Human Resources to 2 September 2011)

Gary Brown (Head of Group Human Resources from 6 September 2011)

Richard Doody (Vice President Group Reward and Recognition to 30 November 2011)

Andrew Fitzgerald (Vice President Group Reward and Recognition from 1 December 2011)

Jane McAloon (Group Company Secretary)

Geof Stapledon (Vice President Governance)

(1)	Other individuals who regularly attended meetings were not present when matters associated with their own remuneration were considered.

6.3.3    Use of remuneration consultants

The Remuneration Committee seeks and considers advice from independent remuneration advisers where appropriate. Remuneration consultants are engaged by, and report directly to, the Committee. Potential conflicts of interest are taken into account when remuneration consultants are selected and their terms of engagement regulate their level of access to, and require their independence from, BHP Billiton’s management. The advice and recommendations of external advisers are used as a guide, but do not serve as a substitute for thorough consideration of the issues by each Director.

Kepler Associates was appointed by the Committee to act as an independent remuneration adviser to provide specialist remuneration advice and does not provide other services to the Group. Kepler Associates is a member of the UK Remuneration Consultants Group and adheres to its Code of Conduct. During the year, Kepler Associates provided advice and assistance to the Committee on a wide range of matters, including:

•	analysis and support for the strategic review of GMC remuneration arrangements conducted during the year;

•	benchmarking of pay of senior executives against comparable roles at a range of relevant comparator groups, including sector and size peers;

•	provision of information and commentary on global trends in executive remuneration;

•	calculation of accounting fair values of equity awards and performance analysis for LTI awards;

•	review of, and commentary on, management proposals;

•	other ad hoc support and advice as requested by the Committee.

As part of its role, Kepler Associates provided ‘remuneration recommendations’ to the Committee during the year. Each time Kepler Associates provides a remuneration recommendation, Kepler Associates provides a declaration that the remuneration recommendation was made free from undue influence by the member of Key Management Personnel (KMP) to whom the recommendation relates. The Board considered the processes outlined above, the constraints incorporated into Kepler Associates’ terms of engagement, the implementation of a comprehensive protocol for the engagement of remuneration advisers and the receipt of the declaration of no undue influence. It is satisfied that the remuneration recommendations received from Kepler Associates were made free from undue influence by any of the members of KMP to whom the recommendations related.

Total fees paid to Kepler Associates for the above services for the period from 1 July 2011 to 30 June 2012 were £362,000, of which £54,000 was for attendance at Committee meetings and commentary on management proposals, and a total of £98,000 for the provision of remuneration recommendations. The remainder is mainly a non-recurring item relating to the review of GMC remuneration arrangements conducted during the year, advice on arrangements for new KMP and the provision of technical advice on executive remuneration.

Management also appoints external firms from time to time to assist with remuneration benchmarking, data provision and the like; however, Kepler Associates is the only remuneration consultant appointed by the Committee. No other remuneration adviser provided ‘remuneration recommendations’ during the year in relation to KMP.

6.3.4    Prohibition on hedging of BHP Billiton shares and equity instruments by KMP

KMP are not allowed to protect the value of any unvested BHP Billiton securities allocated to them under employee programs or the value of shares and securities held as part of meeting BHP Billiton’s Minimum Shareholder Requirement (MSR) (as described in section 6.3.5). The policy also prohibits KMP from using unvested BHP Billiton securities as collateral in any financial transaction, including hedging and margin loan arrangements. Any securities that have vested and are no longer subject to restrictions or performance conditions may be subject to hedging arrangements or used as collateral, provided that consent is obtained from

BHP Billiton in advance of the employee entering into the arrangement. BHP Billiton treats compliance with this policy as a serious issue, and takes appropriate measures to ensure that the policy is adhered to.

6.3.5    Share ownership guidelines

The CEO is required to hold BHP Billiton securities with a value at least equal to 300 per cent of (i.e. three times) one year’s pre-tax (gross) base salary under the Group’s MSR policy. For other members of the GMC, the minimum requirement is 200 per cent of (i.e. two times) one year’s pre-tax (gross) base salary. The value of the securities for the purposes of the policy is the market value of the underlying shares. Unvested securities do not qualify. Most members of the GMC currently hold sufficient securities to meet these requirements. Those that do not are expected to grow their holdings to the required level from the scheduled vesting of employee awards over an acceptable time frame. Detailed share ownership information of the CEO and members of the GMC can be found in sections 7.20 and 7.21 of this Annual Report.

Under the policy, employees are not required to meet the holding requirement before awards are allocated to them, but if they are not holding the required number of shares at the time of exercise of an award, then they will be prohibited from selling all of the underlying shares on exercise.

6.4    Our remuneration strategy

This section outlines the overarching remuneration strategy and framework that guides decisions on remuneration design and outcomes for the GMC members.

6.4.1    The overarching principles of our remuneration policy

The key principles of our remuneration policy are unchanged and are to:

•	support the execution of the Group’s business strategy in accordance with a risk framework that is appropriate for the organisation;

•	provide competitive rewards to attract, motivate and retain highly skilled executives willing to work around the world;

•	apply demanding performance measures, including key financial and non-financial measures of performance;

•	link a large component of pay to our performance and the creation of value for our shareholders from relative performance;

•	ensure remuneration arrangements are equitable and facilitate the deployment of people around the Group;

•	limit severance payments on termination to pre-established contractual arrangements (which do not commit us to making any unjustified payments).

The Remuneration Committee is confident that these principles continue to meet the Group’s objectives.

6.4.2    Our remuneration policy is focused on the long term

Our remuneration arrangements are designed to ensure that executives take a long-term approach to decision-making and minimise activities that focus only on short-term results at the expense of longer-term business growth and success. The Remuneration Committee has considered the ways in which risk management and the long-term horizon are reflected throughout BHP Billiton’s remuneration arrangements for all executives, and is satisfied that the approach reinforces the desired behaviours.

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

It is the Committee’s view that this provides an appropriate focus on BHP Billiton’s sustained performance beyond the end of the initial measurement period. This approach also provides a transparent mechanism for clawback or adjustment in the event of a restatement of Group results, through changes to the vesting or non-vesting of deferred equity.

In addition, STI and LTI outcomes are not driven by a purely formulaic approach. The Committee holds some discretion to determine that rewards are not to be provided or vested in circumstances where it would be inappropriate or would provide unintended outcomes. The Committee has no discretion to allow vesting when performance conditions have not been satisfied.

6.4.3    Our remuneration policy supports Our BHP Billiton Charter

The Remuneration Committee recognises that remuneration has an important role to play in supporting the implementation and achievement of the Group’s strategy and our ongoing performance.

Our Charter sets out our purpose, strategy, values and how we judge our success. Our Charter is shown on the inside front cover of this Annual Report.

The diagram below illustrates how BHP Billiton’s remuneration policy and arrangements serve to support Our Charter, and specifically how those arrangements reinforce the achievement of our success as set out in Our Charter, and focus executives on a long-term approach and on minimising business risks.

6.4.4    Review of GMC remuneration arrangements during FY2012

As foreshadowed in our 2011 Remuneration Report, the Remuneration Committee has reviewed the remuneration arrangements for members of the GMC. The review began in 2011 and continued into 2012.

Our current remuneration arrangements, including the changes to the LTIP approved by shareholders at the 2010 Annual General Meetings (AGMs), have served us well. The changes in 2010 included several measures designed to deleverage the LTIP and reduce the number of awards granted accordingly; for example, through TSR performance being benchmarked against a broader comparator group (sector peer companies 67 per cent and Morgan Stanley Capital Index (MSCI) World index 33 per cent). ‘Out-pay for out-performance’ had been an explicit design feature in 2004, but by 2010 there was a recognition – among shareholders, the Board and management – that leverage should be reduced.

Notwithstanding these changes in 2010, the Committee remains cognisant of the changing needs of shareholders, participants and the Group, and a review was considered prudent. The Committee’s aims in undertaking the review were to ensure our remuneration policy continues to reinforce the Group’s strategy; to review the external environment in which we operate and how that environment may evolve; consider the global market status, the risk environment and strategic priorities for BHP Billiton; develop proposals that support our focus on operational excellence, risk management and execution of the Group’s strategy; and meet expectations inherent in effective governance and clear reporting.

The review confirmed that our current remuneration arrangements, including the changes to the LTIP approved in 2010, remain appropriate and support our focus on operational excellence, risk management and the execution of the Group’s strategy. Accordingly, despite there being several options that have some attractive features, including the introduction of long-term KPIs as a second LTIP performance measure in addition to TSR, the Committee concluded that a compelling case has not been made to change our arrangements at this time.

Our current relative TSR approach is well understood, transparent and simple, and is demonstrably aligned to the interests of shareholders, particularly through its five-year duration, longer than most other LTI plans in the market. It is difficult to identify substantive long-term KPIs as a ‘second measure’ that are differentiated from TSR or are not already covered in the STI plan. The Committee noted that such KPIs do not generally have the transparency and rigour preferred by both shareholders and participants.

Nevertheless, the Committee believes there is merit in the search for a ‘second measure’ that does not replicate TSR or the STI metrics, to operate in conjunction with TSR to measure performance under the LTIP. The Committee is also aware through consultations with shareholders that this is a shared view, albeit with disparate views on the nature of the ‘second measure’. Accordingly, the Committee will continue to seek further opportunities to enhance our LTIP and our remuneration arrangements generally.

In conducting this review and reaching this conclusion, the Committee has been supported by its independent adviser, Kepler Associates.

6.5    Setting Total Remuneration for the GMC

6.5.1    How Total Remuneration is determined

The Remuneration Committee considers the appropriate Total Remuneration for each member of the GMC by examining the remuneration provided to comparable roles in organisations of similar global complexity, size, reach and industry.

Each year, the Committee’s independent adviser, Kepler Associates, sources and consolidates relevant remuneration data for appropriate roles, based on their analysis of relevant organisations and markets. The adviser prepares a comparison to current GMC remuneration, but does not make specific recommendations regarding individual executives’ remuneration. For more information on the services provided to the Committee by Kepler Associates, please refer to section 6.3.

From this market comparison, the Committee determines the appropriate Total Remuneration level for each individual, taking into account their location, skills, experience and performance within the Group. In doing so, the Committee recognises that levels of remuneration should be sufficient to attract, motivate and retain highly skilled executives, but also that the Group should avoid paying more than is necessary for this purpose.

Total Remuneration is allocated across different elements of remuneration to reflect a balance between fixed and variable remuneration and between short- and long-term incentives. The mix of remuneration elements and how the remuneration outcome from each element is impacted by performance are described in detail in section 6.6.

6.5.2    Total Remuneration for the FY2012 performance year

The Total Remuneration for each member of the GMC in respect of the FY2012 performance year is determined by the Remuneration Committee, and delivery of these elements occurs over different time frames as shown in the table and diagram below.

The process followed by the Committee was as follows:

•

a review of base salary effective from 1 September 2011 applying over the period from 1 September 2011 to 31 August 2012 (along with retirement benefits as a percentage of base salary) was conducted. As a consequence of the base salary review undertaken this year, and in recognition of the prevailing business climate, a decision has been taken to freeze the base salaries of GMC members for FY2013. Base salary shown in the table below was provided over the period 1 July 2011 to 30 June 2012;

•	benefit policy (under which other benefits shown in the table below were provided over the period 1 July 2011 to 30 June 2012) was confirmed;

•	a target STI was determined to reflect performance from 1 July 2011 to 30 June 2012, with performance assessed in August 2012:

•	Cash awards will be provided in September 2012;

•	Deferred Shares and/or Options are expected to be allocated in December 2012, following the Group’s 2012 AGMs;

•

the fair value of an LTI award for each member of the GMC was determined as the target Total Remuneration (determined by the Committee) less the sum of base salary, benefits and target STI. An LTI award of Performance Shares was allocated in December 2011, following the Group’s 2011 AGMs.

Non-statutory table: The following table shows Total Remuneration for the GMC as a result of the determinations of the Committee. The crystallisation of the Deferred STI and the LTI awards will be after a two-year and five-year period respectively and will depend on service and performance conditions. Given the requirements to use Accounting Standards under the Australian Corporations Act 2001 and the UK Companies Act 2006 for determining and measuring executive remuneration, including allocation across the vesting period for longer-term incentives, the ‘non-statutory remuneration’ data set out below do not reconcile directly to the Statutory Total Remuneration Table as shown in section 6.7.2.

US dollars	Total Remuneration as determined by the Remuneration Committee in respect of FY2012	Base salary	Retirement benefits	Other benefits (1)	Cash STI awards to be provided in September 2012	Deferred STI awards to be allocated in December 2012 (face value)	LTI awards allocated in December 2011 (fair value)
Marius Kloppers (2)	6,631,744	2,201,000	880,400	109,344	0	0	3,441,000
Alberto Calderon	4,776,861	1,136,667	397,833	231,307	603,444	603,444	1,804,166
Mike Henry (3)	1,788,592	591,667	147,917	101,808	473,600	473,600	–
Graham Kerr (3)	1,889,854	591,667	147,917	203,070	473,600	473,600	–
Andrew Mackenzie	4,686,513	1,183,333	426,000	13,504	629,755	629,755	1,804,166
Marcus Randolph	5,361,597	1,271,000	432,140	57,832	892,693	892,693	1,815,239
Karen Wood	3,771,545	999,750	343,914	14,446	561,475	561,475	1,290,485
J Michael Yeager (2)	3,679,258	1,281,333	458,717	123,969	0	0	1,815,239

(1)	Other benefits are as described in footnotes (3) and (4) to the table in section 6.7.2.

(2)

As a result of the impairment against the carrying value of Fayetteville shale gas assets acquired from Chesapeake Energy in March 2011, both Marius Kloppers and Mike Yeager advised the Remuneration Committee that they did not wish to be considered for a STI award for FY2012. The Committee and the Board respected and agreed with that decision.

(3)

For Graham Kerr and Mike Henry, the table shows the base salary and benefits earned from 28 November 2011 for their new roles as GMC members (as detailed in section 6.7.1) and the pro-rated STI award provided to them for performance during the period from 28 November 2011 to the end of the FY2012 performance year. Mr Kerr and Mr Henry received awards under the Management Award Plan (MAP) long-term incentive plan prior to their appointment as GMC members (as described in section 6.8.3). Their initial allocation of LTI awards as GMC members under the LTIP will be determined by the Committee and allocated in December 2012.

6.6    How performance impacts remuneration outcomes

6.6.1    Remuneration mix

While the Board recognises that market forces necessarily influence remuneration practices, it strongly believes that the fundamental driver of our remuneration arrangements should be business performance. Accordingly, while target Total Remuneration is structured to attract and retain executives, the amount of remuneration actually received is dependent on the achievement of superior business and individual performance and on generating sustained shareholder value from relative performance. At risk components of remuneration therefore represent a significant portion of Total Remuneration, are subject to performance conditions and to ongoing service, and are designed to deliver appropriate pay over one-, three- and five-year time horizons.

Maximum and actual remuneration mix

The diagram below illustrates the relative proportion of each remuneration component for members of the GMC.

Base salary forms the foundation of the remuneration mix and each of the other components is described as a percentage of base salary. The diagram therefore shows base salary as 100 per cent with each additional component relative to that base salary.

The first column of the diagram shows the mix that would have applied if the maximum at risk rewards had been earned. The mix is the same for all GMC members. The second column shows the comparative actual Total Remuneration received in relation to FY2012 as shown in the table in section 6.5.2 (as an average across the six full-year GMC members, excluding Mike Henry, Graham Kerr and Alex Vanselow).

6.6.2    Fixed remuneration

Base salary

Base salary is reviewed annually and any changes are effective from 1 September each year. It is benchmarked relative to comparable roles in global companies of similar complexity, size, reach and industry and reflects an individual’s responsibilities, location, performance, qualifications and experience within the Group. Reviews also consider general economic conditions and salary reviews across the rest of the Group. As a consequence of the base salary review undertaken this year, and in recognition of the prevailing business climate, a decision has been taken to freeze the base salaries of GMC members for FY2013. Base salary is stated and paid in US dollars for all GMC members.

Non-statutory table: Base salary amounts in the table below are effective 1 September and are not linked to any specific financial year. They therefore do not match with the 1 July 2011 to 30 June 2012 salaries shown in sections 6.5.2 and 6.7.2.

US dollars	1 September 2010	1 September 2011	% change	1 September 2012	% change
Marius Kloppers	2,130,000	2,215,200	4.0	2,215,200	0.0
Alberto Calderon	1,100,000	1,144,000	4.0	1,144,000	0.0
Mike Henry (1)	–	1,000,000	–	1,000,000	0.0
Graham Kerr (1)	–	1,000,000	–	1,000,000	0.0
Andrew Mackenzie	1,100,000	1,200,000	9.1	1,200,000	0.0
Marcus Randolph	1,230,000	1,279,200	4.0	1,279,200	0.0
Karen Wood	967,500	1,006,200	4.0	1,006,200	0.0
J Michael Yeager	1,240,000	1,289,600	4.0	1,289,600	0.0

(1)	For Graham Kerr and Mike Henry the table shows the base salary effective from 28 November 2011 for their new roles as GMC members. Their base salaries prior to this time are not applicable.

Retirement benefits

As part of fixed remuneration, all GMC members are entitled to retirement benefits under defined contribution plans (for all new entrants) and legacy defined benefit plans. New entrants are given a choice of funding vehicles: a Defined Contribution Plan, an Unfunded Retirement Savings Plan, an International Retirement Plan or a cash payment in lieu. Employees in legacy defined benefit plans continue to accrue benefits in those plans for past and future service unless they have elected to transfer to a defined contribution plan. The table below sets out the retirement benefits payable to each member of the GMC during the year.

Name	Pension entitlement	% of base salary	Name	Pension entitlement	% of base salary
Marius Kloppers (1)	Defined Contribution	40.0	Marcus Randolph	Defined Contribution	34.0
Alberto Calderon	Defined Contribution	35.0	Alex Vanselow (2)	Defined Benefit	38.0
Mike Henry	Defined Contribution	25.0	Karen Wood	Defined Contribution	34.4
Graham Kerr	Defined Contribution	25.0	J Michael Yeager	Defined Contribution	35.8
Andrew Mackenzie	Defined Contribution	36.0

(1)

Prior to his appointment as CEO, and under the terms of a pre-existing contract, Marius Kloppers had the choice of a (i) ‘defined benefit’, (ii) ‘defined contribution’ underpinned by a defined benefit promise or (iii) ‘cash in lieu’ pension entitlement for each year since 1 July 2001. He elected to take cash in lieu for each year except for FY2004 when he elected to take a defined contribution entitlement with a defined benefit underpin. Mr Kloppers retains the option to convert the entitlement accrued in the defined contribution fund to a defined benefit entitlement. Up until FY2011, the value of his defined contribution entitlement exceeded, or was only marginally lower than, the transfer value of the defined benefit underpin that he would be entitled to should he revert to the defined benefit promise, and as such the entitlement was treated on a defined contribution basis. However, as measured at 30 June 2012, the transfer value of the underpin (US$778,527) was significantly greater than the defined contribution fund (US$515,940), and as such the disclosure for this defined benefit promise is provided below. The increase in the transfer value from FY2011 to FY2012 is predominantly due to the reduction of the discount rate to 5.3 per cent in

FY2012 from 7.5 per cent in FY2011. Upon his succession as CEO on 1 October 2007, Mr Kloppers relinquished all future defined benefit entitlements.

US dollars	Increase in accrued pension during the year	Increase in transfer value over the year	Transfer value of total accrued pension
Accumulated total accrued pension at 30 June 2012
			at 30 June 2012	at 30 June 2011
31,348	446	174,965	778,527	603,562

The increase in accrued pension during the year is the difference between the accrued pension at the end of the previous year and the accrued pension at the end of the current year without any allowance for inflation. The increase in transfer value over the year is the difference between the transfer value at the end of the year and the transfer value at the beginning of the year less the contributions made to the scheme by the participant (nil), also without any allowance for inflation. The increase in accrued pension after making an allowance for inflation of 5.0 per cent was (US$1,099) and the transfer value of that increase less the contributions made to the scheme by the participant was (US$27,293).

(2)	The treatment of these benefits upon Alex Vanselow’s retirement is described in section 6.7.2.

Other benefits

GMC members are reimbursed for costs such as health and other insurances, tax return preparation (sometimes in multiple jurisdictions and to a capped amount) and relocation allowances and assistance. Other benefits also include any payments in lieu of annual leave for GMC members based in the US, as they are not allowed to roll forward annual leave entitlements from one financial year to the next. The total value of benefits provided to each GMC member during FY2012 is shown in the tables in section 6.5.2 and 6.7.2.

Shareplus all-employee share purchase plan

Members of the GMC are also eligible to contribute up to US$5,000 per annum from their post-tax base salary to participate in Shareplus, the all-employee share purchase plan. More details of the plan and of the current holdings of GMC members under the plan are shown in section 6.8.2.

The Remuneration Committee does not consider the value of these benefits when determining Total Remuneration as shown in section 6.5.2. An IFRS fair value is ascribed to any Matched Shares and included in remuneration as described in section 6.7.2.

6.6.3 Short-term incentives

Setting performance measures

An individual scorecard of measures is set for each executive at the commencement of each financial year under the Group Incentive Scheme (GIS). These measures are linked to the achievement of the business strategy and financial outcomes and also individual non-financial objectives reflecting individual contribution to the business. The Sustainability Committee assists the Remuneration Committee in determining appropriate HSEC metrics to be included in GMC scorecards.

The GMC scorecard for the FY2012 performance year is shown below. The scorecard measures and their relative weightings have been chosen by the Remuneration Committee as the Committee believes that they will appropriately incentivise members of the GMC to drive overall performance in the current year, including both financial performance and delivery against measures that impact the long-term sustainability of the Group.

As a result of the impairment against the carrying value of Fayetteville shale gas assets acquired from Chesapeake Energy in March 2011, both Marius Kloppers and Mike Yeager advised the Remuneration

Committee that they did not wish to be considered for a STI award for FY2012. The Committee and the Board respected and agreed with that decision, and would have reached the same conclusion had they been required to consider the STI award for those executives for FY2012. In addition, this impairment impacted the outcomes for the Group PAT metric for the STI award for FY2012. Accordingly, this has resulted in no incentive attributable to the Group PAT metric being awarded for any current GMC members in office for all of FY2012.

This scorecard applies for Mr Henry and Mr Kerr for the portion of the year from their appointment as members of the GMC effective 28 November 2011.

Determining STI outcomes

At the conclusion of the financial year, each executive’s achievement against their measures is assessed by the Remuneration Committee and the Board and their STI award determined. The Remuneration Committee is assisted by the Sustainability Committee and by the Risk and Audit Committee in relation to assessment of performance against HSEC and financial measures, respectively. The Board believes this method of assessment is transparent, rigorous and balanced and provides an appropriate, objective and comprehensive assessment of performance.

For the CEO and GMC members without direct CSG responsibility, all non-individual measures are assessed on the basis of Group performance. For those GMC members with direct CSG responsibility, measures are assessed either on Group or CSG performance as shown in the table below, with the exception of HSEC, which includes consideration of both Group and CSG performance. The level of achievement against each of the non-individual measures for the FY2012 performance year as determined by the Remuneration Committee is set out in the table.

FY2012 KPIs	% Weighting for CEO (1)	% Weighting for GMC members with CSG responsibility (1) (2)	% Weighting for other GMC members (3)	FY2012 assessment (4)
HSEC includes: • Total recordable injury frequency (TRIF) • Fatalities/Significant environmental incidents • HSE risk management • Human rights impact assessment • Environment and occupational health	15.0	15.0	15.0	The Remuneration Committee takes advice from the Sustainability Committee on HSEC performance for the year. The Sustainability Committee assesses performance against the designated measures (derived from the Group’s HSEC public targets set out on page 4 of the Group’s Sustainability Report) set at the beginning of the year in the first instance. Following the assessment against the designated measures, the Committee also considers it appropriate to then take a holistic view of how the Group has performed in critical areas. The Sustainability Committee has again followed that approach this year. Guiding the outcomes was the tragic loss of three lives – two in Energy Coal and one in Iron Ore. Once

FY2012 KPIs	% Weighting for CEO (1)	% Weighting for GMC members with CSG responsibility (1) (2)	% Weighting for other GMC members (3)	FY2012 assessment (4)
				again, they are a reminder of the vigilance and constant focus on safety that is required, and these elements were paramount in the Committees’ considerations when determining the outcomes for the Group and the businesses. Against this background, both Committees noted good year-on-year improvement in TRIF across the Group and positive outcomes of our endeavours in respect of community. Solid performances in HSE risk management, occupational health and environment were also observed. Performance in HSEC was differentiated across the businesses, with the overall Group result considered marginally above expectations (between Target and Stretch). Petroleum performed very well against targets set (between Stretch and Exceptional), Non-Ferrous businesses and Aluminium and Nickel were considered above expectations (between Target and Stretch), with Ferrous and Coal businesses (where the three fatalities occurred) considered to have performed well below expectations (at Threshold).

PAT for the Group (adjusted for foreign exchange movements, commodity prices and exceptional items)	50.0	25.0	35.0	No incentive attributable to this metric was awarded for any current GMC members in office for all of FY2012 due to the impairment against the carrying value of Fayetteville shale gas assets acquired from Chesapeake Energy in March 2011. Other than this impairment, Group PAT was below expectations (between Threshold and Target) due mainly to under-achievement of

FY2012 KPIs	% Weighting for CEO (1)	% Weighting for GMC members with CSG responsibility (1) (2)	% Weighting for other GMC members (3)	FY2012 assessment (4)
				cost management targets (this metric was applied to Mike Henry and Graham Kerr, not part of the GMC at the time of the acquisition of the Fayetteville assets).

EBIT for the relevant CSG(s) (adjusted for foreign exchange movements, commodity prices and exceptional items)	–	25.0	–	Performances for the businesses varied on this metric, with results for Petroleum at zero due to the impairment against the carrying value of Fayetteville shale gas assets acquired from Chesapeake Energy in March 2011. Performance for the Ferrous and Coal businesses were well above targets set at the start of the year
				and was rated very highly (at Exceptional), primarily due to very positive results in respect of FY2012 Iron Ore production volumes. Performance for the Non-Ferrous businesses and Aluminium and Nickel were below expectations (between Threshold and Target) as a consequence of below-target performance on production volumes and cost management.

Capital management for the Group – cost and schedule Capital management for the relevant CSG(s) – cost and schedule	15.0 –	7.5 7.5	10.0 –	Performances for the business in respect of capital project management metrics varied for FY2012. The overall Group outcome was positive for capital cost performance (between Target and Stretch), reflecting cost underruns on several major projects, partly offset by performance on capital schedule metrics being less than expected (marginally below Target). Ferrous and Coal businesses performed positively on both capital cost and schedule performance metrics (between Target and Stretch), while both the Non-Ferrous businesses and Aluminium and Nickel

FY2012 KPIs	% Weighting for CEO (1)	% Weighting for GMC members with CSG responsibility (1) (2)	% Weighting for other GMC members (3)	FY2012 assessment (4)
				performed below expectations on both capital cost (between Threshold and Target) and schedule performance metrics (between Threshold and Target). Petroleum performed very well against expectations on capital cost performance (between Stretch and Exceptional), offset by less than expected performance on capital schedule performance metrics (between Threshold and Target). These outcomes reflected the varied cost and schedule outcomes for the 17 major projects in the portfolio for FY2012.

Individual measures based on contribution to management team, key project deliverables of each role and the operating model (1SAP system, scalable organisational structure and people strategy, including diversity)	20.0	20.0	40.0	Individual measures for GMC members are determined at the commencement of the financial year. The Group Chairman determines the measures for the CEO, and the CEO determines measures for remaining GMC members. These comprise contribution to the GMC, delivery against projects and initiatives within the scope of his or her role, and his or her contribution to the performance of the Group. Personal performance of those GMC members considered for an incentive in respect of FY2012 was reviewed against these measures by the Committee and, on average, was considered marginally below expectations (marginally below Target).

(1)

As a result of the impairment against the carrying value of Fayetteville shale gas assets acquired from Chesapeake Energy in March 2011, both Marius Kloppers and Mike Yeager advised the Remuneration Committee that they did not wish to be considered for a STI award for FY2012. The Committee and the Board respected and agreed with that decision.

(2)	Applicable weightings set for Andrew Mackenzie, Marcus Randolph, Mike Yeager and Alberto Calderon (for the period 1 January 2012 to 30 June 2012).

(3)

Applicable weightings set for Alberto Calderon (for the period 1 July 2011 to 31 December 2011), Alex Vanselow and Karen Wood, and for Graham Kerr and Mike Henry for the period they were members of the GMC.

(4)	A performance range is set for each measure with the level of performance against each KPI determined as:

•	Threshold: the minimum necessary to qualify for any reward.

•	Target: where the performance requirements are met.

•	Stretch: where the performance requirements are exceeded.

•	Exceptional: where the performance requirements are significantly exceeded.

STI targets and outcomes for the FY2012 performance year

STI targets for the FY2012 performance year were set by the Remuneration Committee as part of Total Remuneration as described in section 6.5.2. The target cash award was 80 per cent of base salary for all members of the GMC, with a maximum cash award of 160 per cent of base salary for exceptional performance against all scorecard measures.

The value of any cash STI award is matched by an equivalent face value of Deferred Shares (or an approximately equivalent fair value in Options, or a combination of the two, at the election of the participant). Deferred Shares are not ordinary shares and do not carry entitlements to ordinary dividends or other shareholder rights. Dividends are not received by the executives during the vesting period. A Dividend Equivalent Payment (DEP) is provided when the vesting period is over and the Deferred Shares are exercised. More information on the terms of these deferred STI awards is provided in section 6.8.1.

The following table shows the amount of at risk remuneration awarded by the Committee as STI as a result of Group, business and individual performance against the above scorecard objectives for the FY2012 performance year (with comparative prior year data).

The Deferred Share and/or Option awards shown in the table have not yet delivered any realised value to the serving executives, as they generally do not vest and cannot be exercised for at least two years from the end of the relevant performance year, i.e. the FY2012 awards are expected to vest in August 2014. Different vesting rules may apply for executives who leave the Group under specific circumstances as described later in this section.

Non-statutory table: Cash STI awards shown below are the same as those reported in section 6.7.2, but this table shows the market value of the Deferred Shares and/or Options at the time of allocation (rather than amortising the IFRS fair value of each award over the relevant performance and service periods as per accounting standards).

US dollars	FY2011 Cash STI	FY2011 Deferred Shares and Options (1)	FY2011 Total	% of max FY2011	FY2012 Cash STI	FY2012 Deferred Shares and Options (1)	FY2012 Total	% of max FY2012
Marius Kloppers (2)	2,351,448	2,351,448	4,702,896	69.0	0	0	0	0.0
Alberto Calderon	1,179,200	1,179,200	2,358,400	67.0	603,444	603,444	1,206,888	33.0
Mike Henry (3)	–	–	–	–	473,600	473,600	947,200	50.0
Graham Kerr (3)	–	–	–	–	473,600	473,600	947,200	50.0
Andrew Mackenzie	1,188,000	1,188,000	2,376,000	67.5	629,755	629,755	1,259,510	32.8
Marcus Randolph	1,338,240	1,338,240	2,676,480	68.0	892,693	892,693	1,785,386	43.6
Karen Wood	1,037,160	1,037,160	2,074,320	67.0	561,475	561,475	1,122,950	34.9
J Michael Yeager (2)	1,372,928	1,372,928	2,745,856	69.2	0	0	0	0.0

Total			16,933,952				7,269,134

Average (4)				67.9				30.5

(1)

The Deferred Shares and/or Options have the same values as the corresponding cash award. The actual number of Deferred Shares allocated is determined by dividing the relevant value by the share price at the time of allocation. The number of Options required to provide an approximately equivalent value will also be determined (should any members of the GMC nominate this alternative, or a combination of Deferred Shares and Options) based on a valuation conducted by Kepler Associates.

(2)

As a result of the impairment against the carrying value of Fayetteville shale gas assets acquired from Chesapeake Energy in March 2011, both Marius Kloppers and Mike Yeager advised the Remuneration Committee that they did not wish to be considered for a STI award for FY2012. The Committee and the Board respected and agreed with that decision.

(3)

The STI maximums and outcomes shown for Mike Henry and Graham Kerr are pro-rated based on the portion of the year from 28 November 2011 when they were members of the GMC. Mr Henry and Mr Kerr have also received pro-rated cash and equity-based STI awards for the preceding period of the FY2012 performance year, under the management Group Short-Term Incentive Plan (GSTIP).

(4)	This simple (unweighted) average percentage of maximum is graphed against Group earnings later in this section.

Time frame for delivery of FY2012 STI awards for the GMC

Cash awards are paid in September following the release of the Group’s annual results.

Deferred Shares and Options are expected to be allocated in December after the AGMs. Allocations to the CEO are subject to shareholder approval. As described above, employees will generally not have access to the value of these equity awards until August 2014, as shown in the diagram below.

Sections 6.8.1 and 6.8.3 provide details of the interests held in BHP Billiton by members of the GMC as a result of previous participation in STI plans (including both the GIS and the management GSTIP), including the number and value of the Deferred Shares and/or Options that vested during FY2012.

Awards provided for GMC members leaving the Group

The rules of the GIS outline the circumstances in which participants may be entitled to a cash award for the financial year in which they cease employment. Such circumstances depend on the reason for leaving. The only circumstance in which the Committee has considered using its discretion to allow members of the GMC to receive a cash award in the event of departure is for those individuals who have retired or are retiring.

The Committee considers it an important principle that Deferred Shares and Options will be forfeited by the individual in specific circumstances, including if they resign from the Group or their employment is terminated for cause within the two-year vesting period.

Alex Vanselow retired from the Group effective 28 February 2012. The treatment of his STI for the FY2012 performance year and his unvested deferred STI awards relating to prior years is detailed in section 6.7.2.

Relationship between STI rewards and Group performance

The following graphs are included as part of satisfying an Australian disclosure requirement to show the relationship between KMP remuneration and performance, including earnings.

As described earlier in this section, STI rewards for members of the GMC are based on a balanced scorecard of key performance measures. A substantial component of each scorecard is based on measures that will drive the long-term success and sustainability of the Group, but which may not have a direct correlation to annual profitability.

Only a proportion of STI outcomes are directly related to financial measures, and that proportion varies for different members of the GMC. The profit measure used for calculating scorecard outcomes (as defined earlier in this section) is not the same as the disclosed profit attributable to shareholders used in the graph below.

As a result of the impairment against the carrying value of Fayetteville shale gas assets acquired from Chesapeake Energy in March 2011, both Marius Kloppers and Mike Yeager advised the Remuneration

Committee that they did not wish to be considered for a STI award for FY2012. The Committee and the Board respected and agreed with that decision.

Due to the factors described above, some correlation between STI outcomes and the measures used in the graphs below is evident over the last five years, but there is no guarantee that this will be the case in the future. Further details of the Group’s attributable profit and basic earnings per share over the past five years can be found in section 1.4.1 of this Annual Report.

6.6.4    Long-term incentives

An LTI award is determined for each member of the GMC as part of their Total Remuneration relative to market, and considering the appropriate remuneration mix (as described in section 6.5 and section 6.6.1). These awards are provided as Performance Shares under the Group’s LTIP.

Purpose and terms of the LTIP

The purpose of the LTIP is to focus management’s efforts on the achievement of sustainable long-term value creation and success of the Group (including appropriate management of business risks) and to align senior executive rewards with sustained shareholder wealth creation through the relative TSR performance condition. The relative TSR performance condition must be achieved over a five-year period.

TSR has been chosen as the most appropriate measure as it allows for an objective external assessment over a sustained period on a basis that is familiar to shareholders. As BHP Billiton’s TSR performance relative to its peers tends to be counter-cyclical, the hurdle used since December 2010 includes both a sector-based comparison (67 per cent) and a comparison to a broad stock market index (the MSCI World) (33 per cent) for assessing the Group’s TSR performance in order to provide a fairer and more balanced measure of performance. This weighting ensures a majority of the outcome is driven by our performance against that of resource industry peers.

Full details on the structure and terms of the performance condition, including a description of TSR, the relative weightings of the comparator groups, and the vesting schedule are included in a table of terms in section 6.8.5. That section also includes a listing of the sector group companies and details of the interests held in BHP Billiton by members of the GMC as a result of previous participation in the LTIP.

Determining the number of Performance Shares allocated

When the Remuneration Committee is determining the number of LTI awards to be allocated to GMC members, it uses the fair value calculated by Kepler Associates (as defined in section 6.2.2). This takes into account the impact of the performance condition, along with other factors as described in the terms table in section 6.8.5. The fair value for the current plan design is 41 per cent of the face value of an award.

FY2012 LTI granted in December 2011

The following table shows the LTI awards provided as part of Total Remuneration for FY2012, and allocated in December 2011 following approval of the CEO’s award by shareholders at the AGMs (with comparative prior year data).

Whether the grants deliver any value to executives will not be determined until the end of the performance period. In order for any benefit to be obtained by the executives from the Performance Shares, the relative five-year TSR performance hurdle must be achieved over the period from 1 July 2011 to 30 June 2016, and the individual must remain employed by the Group (unless they leave the Group in specific circumstances as described in the table of terms in section 6.8.5).

Non-statutory table: LTI awards shown below are included in the table in section 6.7.2, but this table shows the fair value of the awards as described above (rather than amortising the IFRS fair value of each award over the relevant performance and service periods as per accounting standards).

Name	Number of Performance Shares allocated in December 2010	December 2010 fair value (1)	% of max December 2010 (3)	Number of Performance Shares allocated in December 2011	December 2011 fair value (2)	% of max December 2011 (3)
Marius Kloppers	200,000	3,309,793	77.7	226,721	3,441,000	77.7
Alberto Calderon	120,000	1,699,241	77.2	146,510	1,804,166	78.9
Mike Henry (4)	–	–	–	–	–	–
Graham Kerr (4)	–	–	–	–	–	–
Andrew Mackenzie	120,000	1,699,241	77.2	146,510	1,804,166	75.2
Marcus Randolph (5)	105,000	1,737,641	70.6	119,603	1,815,239	71.0
Karen Wood	75,000	1,241,172	64.1	85,027	1,290,485	64.1
J Michael Yeager (5)	105,000	1,737,641	70.1	119,603	1,815,239	70.4

Total	725,000	11,424,729		843,974	11,970,295

Average			72.8			72.9

(1)

December 2010 fair values are calculated by multiplying the average closing share price (in US dollars) over the three months up to and including the grant date (being A$41.48 for BHP Billiton Limited shares and £21.84 for BHP Billiton Plc shares) by the fair value factor of 41 per cent (as determined by Kepler Associates). The fair value for each executive therefore reflects the number of Performance Shares allocated, the entity over which they apply and the relevant exchange rates (where applicable).

(2)

December 2011 fair values are calculated in the same way as described in footnote (1) above, except that average closing share prices for the three months up to and including the grant date were A$36.54 for BHP Billiton Limited shares and £19.06 for BHP Billiton Plc shares. The face value of the 226,721 Performance Shares allocated to Marius Kloppers, at a share price of A$36.54, was therefore A$8,284,385 at the time of grant.

(3)	The maximum award under the LTIP is a fair value of 200 per cent of base salary for the relevant year (as set out in the terms table in section 6.8.5).

(4)	During FY2012, and before their appointment as members of the GMC, Mike Henry and Graham Kerr received awards under the management MAP as shown in section 6.8.3. Their first awards under the LTIP will be determined by the Committee and allocated in December 2012, along with FY2013 awards for the other members of the GMC.

(5)	Refer to footnote (7) of the table in section 6.8.4 for further information on December 2011 LTIP awards for Marcus Randolph and Mike Yeager.

Proposed allocation of FY2013 LTI for the CEO

On the advice of the Committee, the Board has approved an award of FY2013 Performance Shares for the CEO with a fair value of US$3,441,000, the same as in FY2012. The same performance and service conditions will be used for the FY2013 LTI award as was used for the FY2012 LTI award. The list of peer companies will be reviewed by the Committee prior to the LTI award being allocated.

If approved by shareholders, these FY2013 Performance Shares will be granted following the AGMs (i.e. in or around December 2012). The number of Performance Shares allocated will be notified to shareholders, when provided, along with the number of Performance Shares that will be granted to the other members of the GMC on the same date in respect of FY2013 LTI.

The actual number of Performance Shares to be granted will depend on the share price and exchange rate over the three months up to the date of grant. As at 31 August 2012, this value for the CEO was equal to approximately 257,106 Performance Shares (compared with 226,721 in December 2011). This fair value was determined with the input of independent advisers and takes into account the appropriate level of Total Remuneration for the CEO, as assessed by reference to a number of factors (as described in section 6.5).

The Committee has determined that, starting from the LTI to be allocated in December 2013, the actual number of Performance Shares to be granted will be determined with reference to the share price and exchange rate over the 12 months up to the date of grant. This change has been deferred until next year to avoid any perception that it has been changed to accommodate prevailing conditions.

LTI vesting outcomes and the delivery of LTI award

The performance hurdle for the 2006 and 2007 LTI awards requires BHP Billiton’s TSR to exceed the weighted average TSR of a group of peer companies by 5.5 per cent per annum (on average over the five years), which is 30.7 per cent over five years.

Upon the introduction of the LTIP in 2004, the Committee, with advice from its independent adviser, Kepler Associates, determined that a common-currency approach using the US$ would be employed for TSR comparisons. The US$ is the Group’s functional and reporting currency, and a common-currency approach helps mitigate the effects of currency movements. In addition, all GMC members, including those domiciled in Australia and the UK, receive their annual salary and cash STI denominated in US$.

TSR is determined for BHP Billiton and each company in the comparator group in US$. The index US$ TSR of the comparator group as a whole is then determined (i.e. the weighted average of the comparators) and BHP Billiton’s TSR performance against that index TSR is tested. Details of the comparator group companies are set out in section 6.8.5.

2006 allocations under the LTIP – tested to the end of FY2011 and vested in FY2012

As detailed in last year’s Remuneration Report, the performance period for the 2006 LTIP ended on 30 June 2011 and the 2006 LTIP vested in August 2011. The number and value of vested Performance Shares for each GMC member are provided in section 6.8.4. Over the performance period, BHP Billiton’s US$ TSR was 138.3 per cent. In contrast, the weighted average US$ TSR for the peer group against which the Group’s performance was measured was 66.8 per cent. The impact of this 71.5 per cent outperformance was to add US$87.7 billion of shareholder value from 1 July 2006 to 30 June 2011 over and above performance in line with the weighted average of the comparators.

2007 allocations under the LTIP – tested to the end of FY2012 and will vest in FY2013

The five-year performance period for the 2007 LTIP ended on 30 June 2012 and the Performance Shares that were allocated to members of the GMC in December 2007 will vest. Over the five-year performance period, BHP Billiton’s US$ TSR was 41.6 per cent. In contrast, the weighted average US$ TSR for the peer group against which the Group’s performance was measured was -4.0 per cent. Of the 15 peer companies, only two companies recorded US$ TSR outcomes in excess of BHP Billiton’s 41.6 per cent US$ TSR performance (one at 45.6 per cent and one at 41.9 per cent), and eight peer companies recorded negative US$ TSR performance over the five-year performance period. The impact of this 45.6 per cent US$ TSR outperformance by BHP Billiton over the weighted average was to add US$75.4 billion of shareholder value from 1 July 2007 to 30 June 2012 over and above performance in line with the weighted average of the comparators (as shown in the graphs below).

In order to derive TSR outcomes, BHP Billiton’s US$ TSR performance is compared against US$ TSR performance of the LTIP comparator group over the five year performance period. The following factors comprise the US$ TSR calculation:

•

movements in shares prices in US$ of BHP Billiton and companies in the LTIP comparator group during the five-year performance period, based on the three-month average US$ share price to the start of the five-year performance period (three months up to and including 30 June 2007) compared to the three-month average US$ share price to the end of the five-year performance period (three months up to and including 30 June 2012). The averaging period is used to avoid the consequences of short-term share price and exchange rate fluctuations;

•

dividends paid in US$ by BHP Billiton and companies in the LTIP comparator group during the five-year performance period, assuming that dividends paid are reinvested in the relevant company on the date the dividends were paid.

The table below shows the share prices for BHP Billiton Limited and BHP Billiton Plc in US$ for the three months up to and including 30 June 2007 and 30 June 2012 and the dividends paid over the five-year performance period. The three-month average US$ share prices have been determined with reference to three-month average share prices quoted on the London Stock Exchange in £ and the Australian Stock Exchange in A$, converted to US$ at the relevant three-month average exchange rates.

Share price growth and dividend yield

	Three-month average share price to 30 June 2007	Three-month average share price to 30 June 2012	Growth in share price over the five-year performance period	Dividends paid over the five years from 1 July 2007 to 30 June 2012	Indicative dividend yield over the performance period (1)
BHP Billiton Limited	US$26.30	US$33.62	27.8%	US$4.22	16.0%
BHP Billiton Plc	US$24.39	US$29.04	19.1%	US$4.22	17.3%

(1)

The table shows the dividends paid over the five-year period divided by the three-month average share price to 30 June 2007. The actual calculation of TSR for the LTIP performance hurdle assumes that the dividends paid are reinvested in the relevant company on the date that the dividends are paid. The contribution of dividends to TSR performance will therefore vary from the indicative numbers shown in the table above.

The graph below highlights BHP Billiton’s strong comparative performance against the ASX 100, FTSE 100 and the MSCI World index.

A five-year history of BHP Billiton share prices and dividends is provided in section 6.8.6.

In accordance with its overarching discretion, the Remuneration Committee has considered the US$ TSR outcome in the context of the Group’s financial performance over the five-year performance period and determined that the recorded US$ TSR outperformance is a genuine reflection of BHP Billiton’s underlying financial outperformance during the five-year performance period. In reaching this conclusion, the Committee has considered the overall performance of the Group, including the impairment against the carrying value of Fayetteville shale gas assets acquired from Chesapeake Energy in March 2011 and the impact of this on STI outcomes for GMC members. This qualitative judgement, which is applied before final vesting is confirmed, is an important risk management aspect to ensure that vesting is not simply driven by a formula that may give unexpected or unintended remuneration outcomes.

6.7    Statutory remuneration disclosures for the GMC

This section provides full details of service contract terms, disclosed remuneration and equity holdings for members of the GMC.

6.7.1    Senior management in FY2012

Key Management Personnel (KMP)

The Australian Corporations Act 2001, Australian Accounting Standards and International Financial Reporting Standards require BHP Billiton to make certain disclosures for KMP, defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly. For the purposes of this Remuneration Report, it has been determined that the KMP are the Directors and the members of the GMC who served during FY2012.

Members of the GMC and their service contracts

Dates of appointment of all current GMC members appear in section 4.2 of this Annual Report and the dates of their current service contracts appear in the table below:

•	Mike Henry and Graham Kerr were appointed to the GMC effective from 28 November 2011.

•	Alex Vanselow retired from the GMC and from BHP Billiton effective from 28 February 2012.

•	All other members of the GMC were members for the whole of FY2012.

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

Name	Title	Date of Contract
Marius Kloppers	Chief Executive Officer and Executive Director	12 February 2008
Alberto Calderon	Group Executive and Chief Commercial Officer to 12 December 2011 Group Executive and Chief Executive Aluminium, Nickel & Corporate Development from 13 December 2011	16 January 2008
Mike Henry	Group Executive and Chief Marketing Officer from 28 November 2011	28 November 2011
Graham Kerr	Group Executive and member of the GMC from 28 November 2011 Group Executive and Chief Financial Officer from 1 January 2012	28 November 2011
Andrew Mackenzie	Group Executive and Chief Executive – Non-Ferrous	14 November 2007
Marcus Randolph	Group Executive and Chief Executive – Ferrous & Coal	13 December 2005
Alex Vanselow	Group Executive and Chief Financial Officer to 31 December 2011 Group Executive and member of the GMC from 1 January 2012 to 28 February 2012 (retired from BHP Billiton effective 28 February 2012)	14 June 2006
Karen Wood	Group Executive and Chief People & Public Affairs Officer	21 February 2006
J Michael Yeager	Group Executive and Chief Executive – Petroleum	21 March 2006

6.7.2	Statutory disclosures

The table below has been prepared in accordance with the requirements of the UK Companies Act 2006 (and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 made thereunder) and the Australian Corporations Act 2001 and relevant accounting standards. An explanation of the share-based payments terms used in the table is provided following the table and associated footnotes.

The figures provided in the shaded columns of the statutory table below for share-based payments were not actually provided to the KMP during FY2012. These amounts are calculated in accordance with accounting standards and are the amortised IFRS fair values of equity and equity-related instruments that have been granted to the executives, either in relation to FY2012 performance or that of prior financial years. Please refer to sections 6.6.3, 6.6.4 and 6.8 for information on awards allocated during FY2011 and FY2012.

		Short-term benefits				Subtotal: UK requirements	Post- employment benefits	Share-based payments		Total: Australian requirements
US dollars		Base Salary (1)	Annual cash incentive (2)	Non- monetary benefits (3)	Other benefits (4)		Retirement benefits (5)	Value of STI and Shareplus awards (6)	Value of LTI awards (7)
Executive Director
Marius Kloppers	2012	2,201,000	0	109,344	–	2,310,344	880,400	1,475,603	5,155,004	9,821,351
	2011	2,114,814	2,351,448	85,708	–	4,551,970	845,926	2,002,603	4,233,635	11,634,134
Other GMC members
Alberto Calderon	2012	1,136,667	603,444	56,307	175,000	1,971,418	397,833	963,590	2,442,451	5,775,292
	2011	1,092,833	1,179,200	20,489	177,009	2,469,531	382,492	1,082,048	1,878,134	5,812,205
Mike Henry (8)	2012	591,667	473,600	14,308	87,500	1,167,075	147,917	298,640	421,524	2,035,156
Graham Kerr (8)	2012	591,667	473,600	41,794	161,276	1,268,337	147,917	283,850	527,461	2,227,565
Andrew Mackenzie	2012	1,183,333	629,755	13,504	–	1,826,592	426,000	972,088	1,782,752	5,007,432
	2011	1,092,833	1,188,000	3,112	–	2,283,945	393,420	917,887	5,806,514	9,401,766
Marcus Randolph	2012	1,271,000	892,693	57,832	–	2,221,525	432,140	1,114,335	2,607,232	6,375,232
	2011	1,222,125	1,338,240	78,520	2,839	2,641,724	415,523	1,121,021	2,231,715	6,409,983
Alex Vanselow (9)	2012	755,333	610,133	54,206	528,719	1,948,391	287,027	1,098,083	1,297,909	4,631,410
	2011	1,092,833	1,179,200	80,356	800	2,353,189	415,277	985,468	2,313,101	6,067,035
Karen Wood	2012	999,750	561,475	14,446	–	1,575,671	343,914	815,095	1,951,013	4,685,693
	2011	961,250	1,037,160	11,761	–	2,010,171	330,670	861,644	1,766,402	4,968,887
J Michael Yeager	2012	1,281,333	0	19,807	104,162	1,405,302	458,717	855,409	2,583,273	5,302,701
	2011	1,231,667	1,372,928	17,057	66,767	2,688,419	440,937	1,192,946	2,289,142	6,611,444

(1)

Base salaries are generally reviewed on 1 September each year. Amounts shown in this table reflect the amounts paid over the 12-month period from 1 July to 30 June each year. All GMC base salaries are expressed in US dollars. More detail on base salaries is provided in section 6.6.2.

(2)

Annual cash incentive is the cash portion of STI reward earned in respect of performance during each financial year as described in section 6.6.3, that section shows the STI award earned as a percentage of the maximum award, where the maximum possible award is 100 per cent. The remaining portion of the 100 per cent maximum has not been earned (i.e. it has been ‘forfeited’). The minimum possible value awarded is nil. As a result of the impairment against the carrying value of Fayetteville shale gas assets acquired from Chesapeake Energy in March 2011, both Marius Kloppers and Mike Yeager advised the Remuneration Committee that they did not wish to be considered for a STI award for FY2012. The Committee and the Board respected and agreed with that decision. Actual payments are made in September, once performance has been assessed, e.g. in September 2012 for FY2012 awards. The equity portion of STI rewards is described in footnote (6) below.

(3)	Non-monetary benefits are non-pensionable and include such items as health and other insurances and fees for tax return preparation (sometimes in multiple jurisdictions and to a capped amount).

(4)

Other benefits are non-pensionable and include relocation allowances and assistance and the payment of US$104,162 in lieu for leave accrued but not taken by Mr Yeager in FY2012, as US-based Group executives are not allowed to roll forward annual leave entitlements from one financial year to the next. The amount shown in this column for Alex Vanselow is described in footnote (9) below.

(5)	Retirement benefits are calculated as a percentage of base salary for each GMC member, as set out in the table in section 6.6.2.

(6)

The amounts shown in this column are described below these footnotes. Section 6.6.3 shows the STI reward earned as a percentage of the maximum award, where the maximum possible award is 100 per cent. The remaining portion of the 100 per cent maximum has not been earned (i.e. it has been ‘forfeited’). These share-based payments may also be forfeited after allocation in specific circumstances as described in sections 6.6.3 and 6.8.1 and therefore, the minimum possible value of the awards is nil. The maximum possible value cannot be determined as it depends on future share price movements, but is estimated by the IFRS fair value used for accounting purposes in this table. At the date of this Annual Report, GMC members had not made their elections for Deferred Shares and/or Options in regard to FY2012 STI rewards. No GMC members elected to receive Options in respect of FY2011 awards. The actual number of Deferred Shares allocated in respect of FY2011 awards is shown in section 6.8.1. Section 6.8.2 also describes the Shareplus program and the contributions made during FY2011 and FY2012 by members of the GMC in relation to the rights to acquire Matching Shares, which are included as share-based remuneration in the table.

(7)

The amounts shown in this column are described below these footnotes. Section 6.6.4 shows the LTI provided as a percentage of the maximum award, where the maximum possible award is 100 per cent. The remaining portion of the 100 per cent maximum has not been earned (i.e. it has been ‘forfeited’). These share-based payments may also be forfeited after allocation in specific circumstances as described in sections 6.6.3 and 6.8.5 and therefore the minimum possible value of the awards is nil. The maximum possible value cannot be determined as it depends on future share price movements, but is estimated by the IFRS fair value used for accounting purposes in this table. Details of individual awards are set out in the table in section 6.8.4. This column also includes the amount allocated to remuneration for each year in respect of awards received by Andrew Mackenzie on commencement of employment with BHP Billiton. These awards, are in the form of Performance Shares allocated on 4 December 2008 as shown in the table in section 6.8.4 and conditional rights to receive cash sums under two phantom awards, which are treated as cash-settled share-based payments and are included in this column for the purposes of remuneration. The awards were approved by the Committee for the purposes of compensating Mr Mackenzie for awards forgone by him as a result of leaving his former employer. The value and nature of the awards were determined by the Committee as being an equivalent fair value as that forgone by Mr Mackenzie under the at risk remuneration arrangements operated by his former employer. In valuing the awards, the Committee sought the advice of its independent adviser, Kepler Associates. Full details of the awards were disclosed in the FY2009 Annual Report.

(8)

All remuneration details for Mike Henry and Graham Kerr are for the part of the year relating to their service as members of the GMC, i.e. from 28 November 2011 to 30 June 2012. This includes the amount of base salary and retirement benefits provided for the part of the year that they were members of the GMC, and the relevant portions of non-monetary benefits and of annual relocation allowances which were paid in relation to international moves prior to their appointment as members of the GMC. The amount shown as annual cash incentive is the amount of cash STI paid for their performance for the period from 28 November 2011 to 30 June 2012. The amounts included in share-based payments include the amortised IFRS fair value of awards provided under the LTIP, MAP and GSTIP equity plans prior to their appointment as members of the GMC and Shareplus Matched Shares allocated in April 2012 to Mr Henry as shown in the tables in section 6.8.

(9)

All remuneration details for Alex Vanselow are for the part of the year from 1 July 2011 until his retirement from the Group on 28 February 2012. This includes the amount of base salary, retirement benefits and non-monetary benefits provided to 28 February 2012. The amount shown as annual cash incentive is the amount of cash STI paid for Mr Vanselow’s performance under the GIS STI plan for the period from 1 July 2011 to 28 February 2012, assessed at the relevant time on the basis of on-target individual and Group performance. The amount shown as other benefits is the value of statutory annual leave and long service leave entitlements paid to Mr Vanselow at the time of his retirement. The amount included in share-based payments includes the amortisation of share-based payments for the period from 1 July 2011 to 28 February 2012, plus US$608,949, being predominantly the remainder of the IFRS fair value not recognised in previous financial years in respect of the Deferred Shares granted to him under the GIS for FY2012 and FY2011, which transferred to him in full on leaving, in accordance with the GIS rules and shareholder approval obtained at the 2011 AGMs. The table in section 6.8.1 shows Mr Vanselow’s GIS holdings. Additionally, he was entitled to receive his accumulated benefits under the pension plans of which he was a member.

Explanation of share-based payments terms used in the table above

The value of STI and Shareplus awards shown in the table includes:

•

the estimated IFRS fair value of Deferred Shares and Options provided under the GIS as described in section 6.6.3 and shown in section 6.8.1, subsequent to meeting KPIs. The IFRS fair value of the Deferred Shares and Options is estimated at grant date by discounting the total value of the shares that will be issued in the future using the risk-free interest rate for the period to the date of award. From FY2011, there was a change in accounting policy to account for the DEP from cash-settled to equity-settled. Participants who were provided with awards under the GIS in previous years are entitled to a DEP payment (upon exercise) in lieu of the dividends that would have been payable on ordinary BHP Billiton shares over the period from the allocation date to the time they exercise their awards. Deferred Shares and Options are equity-settled share-based payments. The actual Deferred Shares and Options will be awarded to participants following the 2012 AGMs (awards to the CEO are subject to shareholder approval). Once awarded, the only vesting condition is for participants to remain in employment for two further years. Accordingly, the number of securities (if any) that will ultimately vest cannot be determined until the service period has been completed. The estimated IFRS fair value of the Deferred Shares and Options forms part of the STI at risk remuneration appearing throughout this Remuneration Report. The IFRS fair value of Deferred Shares and Options is apportioned to annual remuneration based on the expected future service period, which is normally three years. The vesting of Deferred Shares and Options may be accelerated in the event of leaving the Group, in which case the expected future service period is amended;

•

the estimated IFRS fair value of rights to Matching Shares acquired during each share purchase period under the Shareplus program, as described in section 6.8.2. These rights are acquired on each of the quarterly share purchase dates under the program (grant dates), and the IFRS fair value is apportioned to annual remuneration based on the future service period required for the Matching Shares to be allocated (i.e. the vesting date of the rights). Where entitlements to the Matching Shares are accelerated on leaving the Group, the expected future service period is amended.

The value of LTI awards shown in the table includes:

•

Performance Shares allocated under the LTIP as described in section 6.6.4 and shown in section 6.8.4 are defined as equity-settled share-based payments. The amount in respect of each LTI award is the estimated IFRS fair value of the Performance Shares as determined by Kepler Associates using a Monte Carlo simulation methodology taking account of the performance hurdle, the term of the award, the share price at grant date, the expected price volatility of the underlying share, the risk-free interest rate for the term of the award and the value of the DEP that will be received on exercise of the award. The IFRS fair value of each award is apportioned to annual remuneration in equal amounts to each of the years in the expected future service period, which is normally five years. Where entitlements to Performance Shares are preserved on leaving the Group, the expected future service period is amended.

6.8    Equity awards

The following sections set out the interests held by members of the GMC in the Group’s equity schemes. Each vested security can be exercised for one ordinary share in BHP Billiton Limited or in BHP Billiton Plc. The value of securities over BHP Billiton Limited shares is shown in Australian dollars and of securities over BHP Billiton Plc shares in Sterling.

6.8.1    STI awards under the GIS

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

Deferred Shares are not ordinary shares and do not carry entitlements to ordinary dividends or other shareholder rights. Dividends are not received by the executives during the vesting period. However, a DEP as described in section 6.7.2 is made to cover the period between grant and exercise, but only on Deferred Shares and/or Options that have vested. This payment is not made in relation to any securities that are forfeited during the vesting period. Deferred Shares that vest may be exercised at no cost to the participant.

Options have an exercise price that reflects the market price of BHP Billiton shares at the time of allocation, and a greater number of Options are therefore allocated if an executive chooses this alternative. The Securities Dealing GLD governs and restricts dealing arrangements and the vesting and exercise, or delivery, of Deferred Shares and Options.

Awards of Options under the GIS

Each employee may nominate to receive GIS awards in the form of Options (as shown in this table) or in the form of Deferred Shares (as shown in the following table) or a combination thereof.

Name	Date of grant	Exercise price payable (1)	At 1 July 2011	Granted	Vested	Lapsed	Exercised	At 30 June 2012	Date award may vest and becomes exercisable (2)	Market price on date of grant	Market price on date of vesting	Market price on date of exercise	Aggregate gain of shares exercised
Andrew Mackenzie	6 Dec 2010	£23.71	30,389	–	–	–	–	30,389	Aug 2012	£24.40	–	–	–
	14 Dec 2009	£18.68	16,119	–	16,119	–	–	16,119	25 Aug 2011	£19.06	£19.60	–	–

Total			46,508	–	16,119	–	–	46,508

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

Awards of Deferred Shares under the GIS

Each employee may nominate to receive GIS awards in the form of Deferred Shares (as shown in this table) or in the form of Options (as shown in the previous table) or a combination thereof.

Name	Date of grant	At 1 July 2011	Granted	Vested	Lapsed	Exercised	At 30 June 2012	Date award may vest and becomes exercisable (1)	Market price on date of grant (2)	Market price on date of vesting (3)	Market price on date of exercise (4)	Aggregate gain of shares exercised (4)
Executive Director
Marius Kloppers	5 Dec 2011	–	64,705	–	–	–	64,705	Aug 2013	A$37.26	–	–	–
	6 Dec 2010	54,831	–	–	–	–	54,831	Aug 2012	A$44.53	–	–	–
	14 Dec 2009	46,951	–	46,951	–	46,951	–	25 Aug 2011	A$40.65	A$38.61	A$38.61	A$1,812,778

Total		101,782	64,705	46,951	–	46,951	119,536

Other members of the GMC
Alberto Calderon	5 Dec 2011	–	38,939	–	–	–	38,939	Aug 2013	£20.12	–	–	–
	6 Dec 2010	30,495	–	–	–	–	30,495	Aug 2012	£24.40	–	–	–
	14 Dec 2009	33,343	–	33,343	–	33,343	–	25 Aug 2011	£19.06	£19.60	£19.60	£653,523

Total		63,838	38,939	33,343	–	33,343	69,434

Andrew Mackenzie	5 Dec 2011	–	39,230	–	–	–	39,230	Aug 2013	£20.12	–	–	–
	6 Dec 2010	22,700	–	–	–	–	22,700	Aug 2012	£24.40	–	–	–
	14 Dec 2009	12,476	–	12,476	–	12,476	–	25 Aug 2011	£19.06	£19.60	£19.60	£244,530

Total		35,176	39,230	12,476	–	12,476	61,930

Marcus Randolph	5 Dec 2011	–	36,824	–	–	–	36,824	Aug 2013	A$37.26	–	–	–
	6 Dec 2010	30,819	–	–	–	–	30,819	Aug 2012	A$44.53	–	–	–
	14 Dec 2009	25,126	–	25,126	–	25,126	–	25 Aug 2011	A$40.65	A$38.61	A$38.61	A$970,115

Total		55,945	36,824	25,126	–	25,126	67,643

Alex Vanselow (5)	5 Dec 2011	–	32,448	32,448	–	32,448	–	29 Feb 2012	A$37.26	A$36.10	A$36.10	A$1,171,373
	6 Dec 2010	26,365	–	26,365	–	26,365	–	29 Feb 2012	A$44.53	A$36.10	A$36.10	A$951,776
	14 Dec 2009	27,727	–	27,727	–	27,727	–	25 Aug 2011	A$40.65	A$38.61	A$38.61	A$1,070,539

Total		54,092	32,448	86,540	–	86,540	–

Karen Wood	5 Dec 2011	–	28,539	–	–	–	28,539	Aug 2013	A$37.26	–	–	–
	6 Dec 2010	23,197	–	–	–	–	23,197	Aug 2012	A$44.53	–	–	–
	14 Dec 2009	23,686	–	23,686	–	23,686	–	25 Aug 2011	A$40.65	A$38.61	A$38.61	A$914,516

Total		46,883	28,539	23,686	–	23,686	51,736

J Michael Yeager	5 Dec 2011	–	37,779	–	–	–	37,779	Aug 2013	A$37.26	–	–	–
	6 Dec 2010	31,442	–	–	–	–	31,442	Aug 2012	A$44.53	–	–	–
	14 Dec 2009	29,877	–	29,877	–	29,877	–	25 Aug 2011	A$40.65	A$38.61	A$38.61	A$1,153,551

Total		61,319	37,779	29,877	–	29,877	69,221

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

(2)

The market price shown for the December 2011 grant is the closing price of BHP Billiton shares on 5 December 2011. No price is payable by the individual for acquiring the Deferred Shares at the time of grant. The grant date IFRS fair values of the awards are estimated as at the start of the vesting period, being 1 July 2011 and were A$43.77 and £24.60.

(3)

All (100 per cent) of the Deferred Shares granted under the GIS in December 2009 became fully vested on 25 August 2011 as the service conditions were met as described in section 6.6.4 and above. The price shown is the closing price of BHP Billiton shares on that date.

(4)

The market price shown (and used for calculating the aggregate gain) is the closing price of BHP Billiton shares on the date that the individual exercised their Deferred Shares. No price is payable by the individual for exercising the Deferred Shares. One ordinary BHP Billiton share is acquired for each Deferred Share exercised. The amounts shown in this column do not include the value of the DEP paid on exercise of the awards as described in section 6.7.2. The DEP is included within the value of share-based payment remuneration in that section.

(5)	As per the rules of the GIS, the awards of 2010 and 2011 Deferred Shares vested when Alex Vanselow retired.

6.8.2    Awards of Matched Shares under the Shareplus all-employee share purchase plan

Like all permanent employees, members of the GMC are eligible to participate in Shareplus, an all-employee share purchase plan. Participants in Shareplus contribute from their post-tax base salary (capped at US$5,000 per year) to acquire shares in BHP Billiton. Each of the GMC members chose to contribute the maximum allowable amount to the plan from their post-tax salary in FY2012. Provided the participant remains employed by BHP Billiton on the third anniversary of the shares being acquired, the plan provides for a grant of matching shares on a 1:1 basis. The IFRS fair value of the rights acquired is included in remuneration over the share purchase period in the table in section 6.7.2. Further details regarding Shareplus are set out in note 32 ‘Employee share ownership plans’ to the financial statements.

Matched shares were allocated under the plan on 2 April 2012 in relation to contributions made from base salary during the 2009 Shareplus Plan Year (i.e. during the period from June 2009 to May 2010). Differences in exchange rates in relation to the base salaries of the GMC members in previous financial years and the currencies of each securities exchange result in minor differences in the numbers of shares allocated. GMC interests in BHP Billiton as a result of the plan are shown below.

Name	Allocation Date	At 1 July 2011	Number of shares granted (1)	Transferred from trust or sold (2)	At 30 June 2012 (2)	Market price on date of allocation/vesting (3)
Marius Kloppers	2 Apr 2012	–	194	194	–	A$35.12
	1 Apr 2011	132	–	132	–	A$46.68
	1 Apr 2010	160	–	160	–	A$43.95

Total		292	194	486	–

Alberto Calderon	2 Apr 2012	–	193	193	–	£19.65
	1 Apr 2011	165	–	165	–	£25.12
	1 Apr 2010	156	–	156	–	£23.01

Total		321	193	514	–

Mike Henry	2 Apr 2012	–	174	174	–	£19.65

Total		–	174	174	–

Andrew Mackenzie	2 Apr 2012	–	175	175	–	£19.65

Total		–	175	175	–

Marcus Randolph	2 Apr 2012	–	190	190	–	A$35.12
	1 Apr 2011	172	–	172	–	A$46.68
	1 Apr 2010	157	–	157	–	A$43.95

Total		329	190	519	–

Alex Vanselow (4)	29 Feb 2012	–	396	396	–	A$36.10
	1 Apr 2011	168	–	168	–	A$46.68
	1 Apr 2010	157	–	157	–	A$43.95

Total		325	396	721	–

Karen Wood	2 Apr 2012	–	193	193	–	A$35.12
	1 Apr 2011	168	–	168	–	A$46.68
	1 Apr 2010	157	–	157	–	A$43.95

Total		325	193	518	–

J Michael Yeager (5)	2 Apr 2012	–	138	138	–	US$36.92
	1 Apr 2011	146	–	146	–	US$48.42

Total		146	138	284	–

(1)	Matched Shares allocated upon the vesting of rights to these shares (acquired during the 2009 Shareplus Plan Year).

(2)

During FY2012, all Shareplus holdings for GMC members were transferred from the Shareplus trust account into the holder’s own name on the ordinary share register. Closing balances in the Shareplus trust are therefore nil for all GMC participants.

(3)	The market price shown is the closing price of BHP Billiton shares on the relevant date.

(4)

As per the Shareplus terms and conditions, Matched Shares in respect of Alex Vanselow’s participation in Shareplus during the 2009, 2010 and 2011 Shareplus Plan Years were allocated upon his retirement.

(5)	Mike Yeager was allocated 69 American Depositary Receipts (ADRs) (listed on the New York Stock Exchange) in April 2012, which are each equivalent to two ordinary BHP Billiton Limited shares.

6.8.3    Previous STI and LTI awards for the new GMC members

Awards of Deferred Shares under the GSTIP

Prior to their appointment as members of the GMC on 28 November 2011, Mike Henry and Graham Kerr received STI awards under the GSTIP, which applies for the non-GMC management of BHP Billiton. The terms and conditions of the awards are similar to those of Deferred Shares provided under the GIS as described in section 6.8.1. The table below shows awards that were held by the executives and unvested at the time that they were appointed to the GMC. These awards form part of their pro-rated remuneration for FY2012 as shown in the table in section 6.7.2, as they will vest in FY2013 or in subsequent financial years.

Due to changes in the GSTIP in FY2012, which applied to all participants in that plan, no DEP is payable on the GSTIP Deferred Shares that were allocated in 2011. These awards also deliver shares to the holder upon the vesting conditions being met, without the awards requiring to be exercised by the holder.

Name	Date of grant	At 1 July 2011	Granted	Vested	Lapsed	Exercised	At 30 June 2012	Date award may vest and becomes exercisable (1)	Market price on date of grant (2)	Market price on date of vesting	Market price on date of exercise	Aggregate gain of shares exercised
Mike Henry	31 Oct 2011	–	16,566	–	–	–	16,566	Aug 2013	£19.68	–	–	–
	29 Oct 2010	8,259	–	–	–	–	8,259	Aug 2012	£22.14	–	–	–

Total		8,259	16,566	–	–	–	24,825

Graham Kerr	31 Oct 2011	–	11,963	–	–	–	11,963	Aug 2013	A$37.80	–	–	–
	29 Oct 2010	10,160	–	–	–	–	10,160	Aug 2012	A$41.92	–	–	–

Total		10,160	11,963	–	–	–	22,123

(1)

The holding period for each award ends on 30 June in the year the award ‘may vest and become exercisable’ if the conditions for vesting are met (including the relevant service conditions). Under the GSTIP rules, awards will vest and become exercisable on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June. The expiry date of awards is the day prior to the third anniversary of that vesting date.

(2)

The market price shown for the October 2011 grant is the closing price of BHP Billiton shares on 31 October 2011. No price is payable by the individual for acquiring the Deferred Shares at the time of grant. The grant date fair values of the awards are estimated as at the start of the vesting period, being 1 July 2011 and were A$43.77 and £24.60. No exercise requirement or expiry date applies to these awards (as described above the table).

Awards of Restricted Shares under the MAP

Prior to their appointment as members of the GMC on 28 November 2011, Mr Henry and Mr Kerr received LTI awards in the form of Restricted Shares under the MAP, which applies for the non-GMC management of BHP Billiton. The vesting of MAP awards is subject to a service condition of continued employment with the Group through to the vesting date as shown in the table below. Where a participant resigns or is terminated for cause prior to the vesting date, their MAP awards are forfeited. If a participant’s employment ends due to death, illness or injury, a pro rata number of unvested Restricted Shares will vest based on the portion of the relevant performance period served.

During FY2012, two MAP awards were allocated to Mr Henry and Mr Kerr. An initial grant of Restricted Shares was provided on 31 October 2011 at the same time and on the same basis as allocations for all other non-GMC management. Additional awards were provided on 25 November 2011 in recognition of their increased responsibilities as members of the GMC over the remainder of FY2012. Mr Henry and Mr Kerr will receive their first LTIP awards as members of the GMC in December 2012.

The table below shows awards that were held by the executives and unvested at the time that they were appointed to the GMC. These awards form part of their pro-rated remuneration for FY2012 as shown in the table in section 6.7.2, as they will vest in FY2013 or in subsequent financial years.

Due to changes in the MAP in FY2012, which applied to all participants in that plan, no DEP is payable on the Restricted Shares that were allocated to Mr Henry and Mr Kerr in 2011, and those awards also deliver shares to the holder upon the vesting conditions being met, without the awards requiring to be exercised by the holder.

Name	Date of grant	At 1 July 2011	Granted	Vested	Lapsed	Exercised	At 30 June 2012	Date award may vest and becomes exercisable (1)	Market price on date of grant (2)	Market price on date of vesting	Market price on date of exercise	Aggregate gain of shares exercised
Mike Henry	25 Nov 2011	–	5,900	–	–	–	5,900	Aug 2014	£17.60	–	–	–
	31 Oct 2011	–	29,500	–	–	–	29,500	Aug 2014	£19.68	–	–	–
	29 Oct 2010	19,500	–	–	–	–	19,500	Aug 2013	£22.14	–	–	–
	30 Oct 2009	12,000	–	–	–	–	12,000	Aug 2012	£16.44	–	–	–

Total		31,500	35,400	–	–	–	66,900

Graham Kerr	25 Nov 2011	–	9,750	–	–	–	9,750	Aug 2014	A$34.05	–	–	–
	31 Oct 2011	–	20,250	–	–	–	20,250	Aug 2014	A$37.80	–	–	–
	29 Oct 2010	19,500	–	–	–	–	19,500	Aug 2013	A$41.92	–	–	–
	30 Oct 2009	21,000	–	–	–	–	21,000	Aug 2012	A$37.45	–	–	–

Total		40,500	30,000	–	–	–	70,500			–	–	–

(1)

The holding period for each award ends on 30 June in the year the award ‘may vest and become exercisable’ if the conditions for vesting are met (including the relevant service conditions). Under the MAP rules, awards will vest and become exercisable on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June. The expiry date of awards is the day prior to the third anniversary of that vesting date.

(2)

The market prices shown for the October 2011 and November 2011 grants are the closing prices of BHP Billiton shares on 31 October 2011 and 25 November 2011 respectively. No price is payable by the individual for acquiring the Restricted Shares at the time of grant. The grant date IFRS fair values of the awards are estimated as at the start of the vesting period, being 1 July 2011 and were A$43.77 and £24.60. No exercise requirement or expiry date applies to these awards (as described above the table).

6.8.4    Awards of Performance Shares under the LTIP

Each Performance Share is a conditional right to acquire one ordinary BHP Billiton share upon satisfaction of the vesting conditions. It will therefore not deliver any value to the holder for at least five years. The LTIP terms and peer group companies are provided in section 6.8.5.

Name	Date of grant	At 1 July 2011	Granted	Vested	Lapsed	Exercised	At 30 June 2012	Date award may vest and become exercisable (1)	Market price on date of grant (2)	Market price on date of vesting (3)	Market price on date of exercise (4)	Aggregate gain of shares exercised (4)
Executive Director
Marius Kloppers	5 Dec 2011	–	226,721	–	–	–	226,721	Aug 2016	A$37.26	–	–	–
	6 Dec 2010	200,000	–	–	–	–	200,000	Aug 2015	A$44.53	–	–	–
	14 Dec 2009	250,000	–	–	–	–	250,000	Aug 2014	A$40.65	–	–	–
	4 Dec 2008	500,000	–	–	–	–	500,000	Aug 2013	A$27.50	–	–	–
	14 Dec 2007	333,327	–	–	–	–	333,327	Aug 2012	A$42.05	–	–	–
	7 Dec 2006	225,000	–	225,000	–	225,000	–	25 Aug 2011	£9.72	£19.60	£19.60	£4,410,000

Total		1,508,327	226,721	225,000	–	225,000	1,510,048

Other members of the GMC
Alberto Calderon	5 Dec 2011	–	146,510	–	–	–	146,510	Aug 2016	£20.12	–	–	–
	6 Dec 2010	120,000	–	–	–	–	120,000	Aug 2015	£24.40	–	–	–
	14 Dec 2009	120,000	–	–	–	–	120,000	Aug 2014	£19.06	–	–	–
	4 Dec 2008	225,000	–	–	–	–	225,000	Aug 2013	£10.60	–	–	–
	14 Dec 2007	211,993	–	–	–	–	211,993	Aug 2012	£15.45	–	–	–
	7 Dec 2006	80,000	–	80,000	–	80,000	–	25 Aug 2011	£9.72	£19.60	£19.60	£1,568,000

Total		756,993	146,510	80,000	–	80,000	823,503

Mike Henry (5)	14 Dec 2007	20,000	–	–	–	–	20,000	Aug 2012	£15.45	–	–	–

Total		20,000	–	–	–	–	20,000

Name	Date of grant	At 1 July 2011	Granted	Vested	Lapsed	Exercised	At 30 June 2012	Date award may vest and become exercisable (1)	Market price on date of grant (2)	Market price on date of vesting (3)	Market price on date of exercise (4)	Aggregate gain of shares exercised (4)
Graham Kerr (5)	14 Dec 2007	40,000	–	–	–	–	40,000	Aug 2012	A$42.05	–	–	–

Total		40,000	–	–	–	–	40,000

Andrew Mackenzie (6)	5 Dec 2011	–	146,510	–	–	–	146,510	Aug 2016	£20.12	–	–	–
	6 Dec 2010	120,000	–	–	–	–	120,000	Aug 2015	£24.40	–	–	–
	14 Dec 2009	120,000	–	–	–	–	120,000	Aug 2014	£19.06	–	–	–
	4 Dec 2008	325,839	–	–	–	–	325,839	Aug 2013	£10.60	–	–	–

Total		565,839	146,510	–	–	–	712,349

Marcus Randolph (7)	5 Dec 2011	–	119,603	–	–	–	119,603	Aug 2016	A$37.26	–	–	–
	6 Dec 2010	105,000	–	–	–	–	105,000	Aug 2015	A$44.53	–	–	–
	14 Dec 2009	120,000	–	–	–	–	120,000	Aug 2014	A$40.65	–	–	–
	4 Dec 2008	225,000	–	–	–	–	225,000	Aug 2013	A$27.50	–	–	–
	14 Dec 2007	197,676	–	–	–	–	197,676	Aug 2012	A$42.05	–	–	–
	7 Dec 2006	175,000	–	175,000	–	175,000	–	25 Aug 2011	A$26.40	A$38.61	A$38.61	A$6,756,750

Total		822,676	119,603	175,000	–	175,000	767,279

Alex Vanselow (8)	6 Dec 2010	105,000	–	–	70,000	–	35,000	Aug 2015	A$44.53	–	–	–
	14 Dec 2009	120,000	–	–	56,000	–	64,000	Aug 2014	A$40.65	–	–	–
	4 Dec 2008	225,000	–	–	60,000	–	165,000	Aug 2013	A$27.50	–	–	–
	14 Dec 2007	197,676	–	–	13,178	–	184,498	Aug 2012	A$42.05	–	–	–
	7 Dec 2006	225,000	–	225,000	–	225,000	–	25 Aug 2011	A$26.40	A$38.61	A$38.61	A$8,687,250

Total		872,676	–	225,000	199,178	225,000	448,498

Karen Wood	5 Dec 2011	–	85,027	–	–	–	85,027	Aug 2016	A$37.26	–	–	–
	6 Dec 2010	75,000	–	–	–	–	75,000	Aug 2015	A$44.53	–	–	–
	1 Feb 2010	90,000	–	–	–	–	90,000	Aug 2014	A$40.65	–	–	–
	4 Dec 2008	175,000	–	–	–	–	175,000	Aug 2013	A$27.50	–	–	–
	14 Dec 2007	154,187	–	–	–	–	154,187	Aug 2012	A$42.05	–	–	–
	7 Dec 2006	175,000	–	175,000	–	175,000	–	25 Aug 2011	A$26.40	A$38.61	A$38.61	A$6,756,750

Total		669,187	85,027	175,000	–	175,000	579,214

J Michael Yeager (7)	5 Dec 2011	–	119,603	–	–	–	119,603	Aug 2016	A$37.26	–	–	–
	6 Dec 2010	105,000	–	–	–	–	105,000	Aug 2015	A$44.53	–	–	–
	14 Dec 2009	120,000	–	–	–	–	120,000	Aug 2014	A$40.65	–	–	–
	4 Dec 2008	225,000	–	–	–	–	225,000	Aug 2013	A$27.50	–	–	–
	14 Dec 2007	187,702	–	–	–	–	187,702	Aug 2012	A$42.05	–	–	–
	7 Dec 2006	225,000	–	225,000	–	225,000	–	25 Aug 2011	A$26.40	A$38.61	A$38.61	A$8,687,250

Total		862,702	119,603	225,000	–	225,000	757,305

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

(2)

The market price shown for the December 2011 grant is the closing price of BHP Billiton shares on 5 December 2011. No price is payable by the individual for acquiring the Performance Shares at the time of grant. The accounting grant date IFRS fair values of the awards are estimated as at the start of the vesting period, being 1 July 2011, using a Monte Carlo simulation, and were A$23.12 and £12.81.

(3)

All (100 per cent) of the Performance Shares granted under the LTIP in December 2006 became fully vested on 25 August 2011 following the performance hurdle being fully achieved as described in section 6.6.4 and in the table of LTIP terms shown in section 6.8.5. The price shown is the closing price of BHP Billiton shares on that date.

(4)

The market price shown (and used for calculating the aggregate gain) is the closing price of BHP Billiton shares on the date that the individual exercised their Performance Shares. No price is payable by the individual for exercising the Performance Shares. One ordinary BHP Billiton share is acquired for each Performance Share exercised. The amounts shown in this column do not include the value of DEP paid on exercise of the awards as described in section 6.7.2. The DEP is included within the value of the share-based payment remuneration in that section. The DEP in relation to the vested 225,000 Performance Shares for Marius Kloppers was US$788,625 (UK disclosure requirement).

(5)

The awards shown for Mike Henry and Graham Kerr are those allocated in December 2007, which form a proportion of the share-based payment remuneration as KMP as shown in the table in section 6.7.2. Mr Henry and Mr Kerr received awards under the management MAP from 2008 to 2011 (as shown in section 6.8.3), but will receive LTI Performance Shares again from December 2012 as members of the GMC.

(6)

The awards allocated to Andrew Mackenzie on 4 December 2008 included 225,000 Performance Shares allocated to him as part of FY2009 Total Remuneration and a further 100,839 Performance Shares allocated to him on commencement with BHP Billiton, in relation to at risk rewards forfeited when he left his former employer. More information on Mr Mackenzie’s commencement arrangements is included in footnote (7) to the table in section 6.7.2.

(7)

The number of December 2011 awards shown for Marcus Randolph and Mike Yeager reflects the fair value approved by the Remuneration Committee in 2011. These numbers are each 65 Performance Shares fewer than the number allocated (due to an administrative error) and notified to relevant stock exchanges in December 2011. The additional awards allocated in error will be voided.

(8)

In accordance with the rules of the LTIP, a proportion of the original LTI grant lapsed when Alex Vanselow retired from the Group. Awards are prorated to reflect the period of service from the start of each performance period to the date of retirement.

6.8.5    Description of the LTIP

Terms and performance hurdle of LTIP Performance Shares

Upon vesting, Performance Shares become exercisable (at no cost to the participant) in accordance with the terms of grant and BHP Billiton’s Securities Dealing GLD. All terms and details of the performance hurdle are outlined below.

Terms
Duration of performance period	• Five years.

Dividends

• Dividends are not received by the executive during the vesting period.

• A DEP (as described in section 6.7.2) will be provided when the vesting period is over and the executive exercises their Performance Shares. This payment is not made in relation to any securities that are forfeited during the vesting period.

Performance condition

• BHP Billiton’s TSR relative to TSR of comparator companies. TSR measures the return delivered to shareholders over a certain period through the change in share price and any dividends paid (which are notionally reinvested for the purposes of the calculation). TSR has been chosen as the most appropriate measure as it allows for an objective external assessment over a sustained period on a basis that is familiar to shareholders.

	LTI granted December 2010 and prior	LTI granted December 2011

Average period for measuring TSR performance	• TSR for BHP Billiton and for each of the peer companies is averaged over a three-month period to help ensure that short-term fluctuations in the market do not affect the vesting results.	• The averaging period has been doubled to six months as added security against short-term price fluctuations.

	LTI granted December 2009 and prior	LTI granted December 2010 and December 2011

Comparator companies (Index)	• Sector peer group.

• Sector peer group (determines vesting of 67% of the Performance Shares).

• Broad stock market group (determines vesting of 33% of the Performance Shares), being the MSCI World index – a market capitalisation index that captures the performance of 1,500 stocks from around the world. (1)

Sector peer group composition	• Weighted 75% to mining and 25% to oil and gas.	• No change to weightings. Current oil and gas component expanded to include major companies, with a cap and collar mechanism to reduce sensitivity to any single constituent company.

Vesting scale	• No Performance Shares vest if BHP Billiton’s TSR is at or below the Index TSR.	• No Performance Shares vest if BHP Billiton’s TSR is below the Index TSR. • 25% of the Performance Shares vest if BHP Billiton’s TSR is at the Index TSR.

• For all Performance Shares to vest, BHP Billiton’s TSR must exceed the Index TSR by an average of 5.5% per annum, which equates to exceeding the average TSR over the five-year performance period by 30.7%. Vesting occurs on a sliding scale between the Index TSR and the point of full vesting.

Other vesting conditions

• In the event that the Remuneration Committee does not consider the level of vesting that would otherwise apply based on the Group’s achievement of the TSR hurdle to be a true reflection of the long-term financial performance of the Group, it retains the discretion to lapse some or all of participants’ Performance Shares. This is an important mitigator against the risk of unintended vesting outcomes.

• For the LTI awards allocated December 2009 and following, the Committee also has the capacity to determine that vesting not be applied for any particular participant(s), should they consider that individual performance or other circumstances makes this an appropriate outcome. It is anticipated that this power would only be exercised in exceptional circumstances.

Retesting if performance hurdle not met	• Not permitted.

Maximum award each financial year

• An award not exceeding 200% of base salary at fair value. The Board determines an appropriate allocation for each individual each year.

• The fair value is the outcome weighted by probability, and takes into account the difficulty of achieving performance conditions and the correlation between these and share price appreciation (through a Monte Carlo simulation model). The valuation methodology also takes into account other factors, including volatility and forfeiture risk (including through failure to meet the service conditions).

• Fair value has been used because it enables the Committee to determine LTI awards within target Total Remuneration, ensuring that awards are externally competitive.

	LTI granted December 2009 and prior	LTI granted December 2010 and December 2011

Fair value	• The fair value of each Performance Share (as calculated by Kepler Associates) was 31% of the market value of one ordinary BHP Billiton Limited or BHP Billiton Plc share at the allocation date.	• The fair value of each Performance Share (as calculated by Kepler Associates) was 41% of the market value of one ordinary BHP Billiton Limited or BHP Billiton Plc share at the allocation date.

Exercise period and Expiry Date	• Vested Performance Shares are able to be exercised for five years following the date that vesting is determined, with an Expiry Date at a date prior to the fifth anniversary of vesting.

Treatment on departure

• The Committee regards it as an important principle that where a participant resigns without the Committee’s consent or their employment is terminated for cause, they forfeit the entitlement to their unvested Performance Shares.

• The rules of the LTIP provide that should a participant cease employment in specific circumstances, such as retirement, with the consent of the Committee that participant may retain entitlements to a portion of the Performance Shares that have been granted, but that are not yet exercisable. The number of such Performance Shares would be pro-rated to reflect the period of service from the start of the relevant performance period to the date of departure and, after the employee’s departure, would only vest and become exercisable to the extent that the performance hurdles are met. This ensures that any benefit received by the individual remains linked to their contribution to ongoing Group performance.

• If a participant’s employment ends due to death or disability, the Committee may choose to allow retention and immediate vesting of all of the participant’s Performance Shares.

(1)

As BHP Billiton’s TSR performance relative to its peers tends to be counter-cyclical, the sector-based comparison used in isolation prior to 2010 resulted in less perceived value for executives and potential recruits at times when recruitment and retention pressures were greatest. As a result, for allocations from December 2010, a second TSR comparison based on a broad stock market index was introduced, following shareholder approval at the 2010 AGMs, for assessing the Group’s TSR performance in order to provide a fairer and more balanced measure of performance. The MSCI World index was chosen as a suitable broad stock market index for this second comparison.

Comparator group for LTIP awards

A description of the performance conditions applying to the LTI Performance Shares is set out in the previous table. The index of peer group companies for the LTIP since its implementation in 2004 is shown below. The list of peer group companies is reviewed by the Remuneration Committee prior to each LTI award being allocated.

	December 2004 to 2006	December 2007 to 2009	December 2010 and 2011
Oil and Gas (25%)
Apache		X	X
BG Group	X	X	X
BP	X		X
ConocoPhillips	X
Devon Energy		X	X
Exxon Mobil	X		X
Marathon Oil	X
Shell	X		X
Total	X
Woodside Petroleum	X	X	X

	December 2004 to 2006	December 2007 to 2009	December 2010 and 2011
Resources (75%)
Alcan	X
Alcoa	X	X	X
Alumina	X
Anglo American	X	X	X
Cameco		X	X
Falconbridge	X
Freeport McMoran	X	X	X
Impala	X
Inco	X
Newmont Mining	X
Norilsk	X	X	X
Peabody Energy		X	X
Phelps Dodge	X
Rio Tinto	X	X	X
Southern Copper		X	X
Teck Cominco		X	X
Vale	X	X	X
Xstrata	X	X	X

6.8.6    Estimated value range of equity awards

The current face value of STI and LTI awards allocated during FY2012 and yet to vest (to be disclosed under the Australian Corporations Act 2001) is the number of awards as set out in the previous tables multiplied by the current share price of BHP Billiton Limited or BHP Billiton Plc as applicable.

The actual value that may be received by participants in the future cannot be determined as it is dependent on, and therefore fluctuates with, the share prices of BHP Billiton Limited and BHP Billiton Plc at the date that any particular award is exercised. The table below provides five-year share price history for BHP Billiton Limited and BHP Billiton Plc, and history of dividends paid.

Five-year share price and dividend history

		FY2008	FY2009	FY2010	FY2011	FY2012 (1)
BHP Billiton Limited	Share price at beginning of year	A$35.38	A$44.45	A$33.96	A$36.94	A$43.97
	Share price at end of year	A$43.70	A$34.72	A$37.65	A$43.80	A$31.45
	Dividends paid	A$0.66	A$1.12	A$0.95	A$0.95	A$1.03
BHP Billiton Plc	Share price at beginning of year	£13.76	£18.97	£13.75	£17.28	£24.39
	Share price at end of year	£19.20	£13.64	£17.54	£24.47	£18.06
	Dividends paid	£0.28	£0.51	£0.53	£0.58	£0.69

(1)	The highest share price during FY2012 was A$44.95 for BHP Billiton Limited shares and £25.22 for BHP Billiton Plc shares. Lowest share prices during FY2012 were A$30.60 and £16.67 respectively.

6.9    Aggregate Directors’ remuneration

This table sets out the aggregate remuneration of Executive Directors and Non-executive Directors in accordance with the requirements of the UK Companies Act 2006 (and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 made thereunder).

US dollars million	2011	2012
Emoluments	8.0	6.5
Termination payments	–	–
Awards vesting under LTI plans (1)	10.4	9.1
Gains on exercise of Options	–	–
Pension contributions	0.9	0.9

Total	19.3	16.5

(1)

For the purposes of this UK requirement, ‘LTI plans’ includes both the STI and LTI awards for the CEO. The value shown for 2012 is the US$ equivalent of the Aggregate gain of the GIS Deferred Shares exercised as shown in section 6.8.1 and of the LTI Performance Shares exercised as shown in section 6.8.4.

6.10    Non-executive Director arrangements

This section explains the remuneration policy, arrangements and outcomes for Non-executive Directors as listed below.

6.10.1    Non-executive Directors in FY2012

Details of the Non-executive Directors who held office during FY2012 are set out below. Except where otherwise indicated, the Directors held office for the whole of FY2012. Dates of appointment of all Directors appear in section 4.1 of this Annual Report.

Name	Title	Details if changed position during FY2012
Malcolm Broomhead	Non-executive Director
John Buchanan	Senior Independent Director
Carlos Cordeiro	Non-executive Director
David Crawford	Non-executive Director
Pat Davies	Non-executive Director	Appointed 1 June 2012
Carolyn Hewson	Non-executive Director
Lindsay Maxsted	Non-executive Director
Wayne Murdy	Non-executive Director
Jac Nasser	Chairman
Keith Rumble	Non-executive Director
John Schubert	Non-executive Director
Shriti Vadera	Non-executive Director

6.10.2    Remuneration arrangements

Our Non-executive Directors are paid in compliance with the UK Corporate Governance Code (2010) and the ASX Corporate Governance Council’s Principles and Recommendations (2nd Edition).

The Board is conscious that, just as it must set remuneration levels to attract and retain talented executives, it must also ensure that remuneration rates for Non-executive Directors are set at a level that will attract and retain the calibre of Director necessary to contribute effectively to a high-performing Board. The remuneration levels reflect the size and complexity of the Group, the multi-jurisdictional environment arising from the Dual Listed Company structure, the multiple stock exchange listings, the extent of the geographic regions in which the Group operates and the enhanced responsibilities associated with membership of Board Committees. They also reflect the considerable travel burden imposed on members of the Board. In setting the remuneration of the Directors, the economic environment and the financial performance of the Group is taken into account, along with pay and employment conditions of employees elsewhere in the Group.

Fees for the Non-executive Directors are determined by the Chairman and the CEO. The Non-executive Directors do not take part in these discussions. Fees for the Chairman are determined by the Board on the recommendation of the Remuneration Committee. Fees for the Non-executive Directors and Chairman were reviewed in June 2012 and benchmarked against peer companies with the assistance of externally provided benchmark data. As a result of the review, a decision was taken to make no change to the fee levels of the Non-executive Directors or the Chairman for FY2013. The table below sets out the fees that have been effective since 1 July 2008. The aggregate sum available to remunerate Non-executive Directors was approved by shareholders at the 2008 AGMs at US$3.8 million.

Levels of fees and travel allowances for Non-executive Directors (in US dollars)	From 1 July 2008	From 1 July 2009	From 1 July 2010	From 1 July 2011	From 1 July 2012
Base annual fee	140,000	140,000	154,000	170,000	170,000
Plus additional fees for:
Senior Independent Director of BHP Billiton Plc	30,000	30,000	35,000	48,000	48,000
Committee Chair:
Risk and Audit	50,000	50,000	55,000	60,000	60,000
Finance (1)	–	–	–	–	60,000
Remuneration	35,000	35,000	40,000	45,000	45,000
Sustainability	35,000	35,000	40,000	45,000	45,000
Nomination	No additional fees	No additional fees	No additional fees	No additional fees	No additional fees
Committee membership:
Risk and Audit	25,000	25,000	30,000	32,500	32,500
Finance (1)	–	–	–	–	32,500
Remuneration	20,000	20,000	25,000	27,500	27,500
Sustainability	20,000	20,000	25,000	27,500	27,500
Nomination	No additional fees	No additional fees	No additional fees	No additional fees	No additional fees
Travel allowance (2):
Greater than 3 but less than 10 hours	7,000	7,000	7,000	7,000	7,000
10 hours or more	15,000	15,000	15,000	15,000	15,000
Chairman’s remuneration	1,000,000	1,000,000	1,000,000	1,100,000	1,100,000

(1)	The Finance Committee was created on 23 April 2012 and the fees shown are annualised and commenced from that date.

(2)	Travel allowance for each return flight. Until 30 June 2011, the time frames were ‘Greater than 3 but less than 12 hours’ and ‘12 hours or more’, for each return flight.

Non-executive Directors are not eligible to participate in any incentive arrangements. A standard letter of appointment has been developed for Non-executive Directors and is available on our website. Each Non-executive Director is appointed subject to periodic re-election by shareholders (see section 5.12 of this Annual Report for an explanation of the process). There are no provisions in any of the Non-executive Directors’ appointment arrangements for compensation payable on early termination of their directorship.

6.10.3    Retirement benefits

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

US dollars	Completed service at 30 June 2012 (years)	Change in lump sum entitlement during the year (1)	Lump sum entitlement at
			30 June 2012	30 June 2011
David Crawford	18	(5,966)	576,606	582,572
John Schubert	12	(2,981)	288,119	291,100

(1)

Since the closure of the Retirement Plan, no further entitlements have accrued. The movement reflects the application of the earnings rate and foreign exchange rate (the translation from Australian dollars to US dollars for the Remuneration Report) to the lump sum entitlement at the date of closure.

6.10.4    Statutory disclosures

The table below has been prepared in accordance with the requirements of the UK Companies Act 2006 (and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 made thereunder) and the Australian Corporations Act 2001, and relevant accounting standards.

US dollars		Short-term benefits					Subtotal: UK Requirements	Post-employment benefits (2)		Total: Australian requirements
		Fees	Committee Chair fees	Committee membership fees	Travel allowances	Other benefits (non- monetary) (1)		Superannuation benefits	Retirement benefits
Malcolm Broomhead	2012	170,000	–	33,690	45,000	–	248,690	10,900	–	259,590
	2011	154,000	–	25,000	52,000	–	231,000	9,541	–	240,541
John Buchanan	2012	218,000	45,000	–	60,000	6,482	329,482	–	–	329,482
	2011	189,000	40,000	–	60,000	1,664	290,664	–	–	290,664
Carlos Cordeiro	2012	170,000	–	27,500	105,000	–	302,500	–	–	302,500
	2011	154,000	–	25,000	59,000	1,664	239,664	–	–	239,664
David Crawford	2012	170,000	22,415	–	60,000	19,494	271,909	10,231	–	282,140
	2011	154,000	55,000	–	52,000	–	261,000	11,162	–	272,162
Pat Davies (3)	2012	14,167	–	2,292	–	–	16,459	–	–	16,459
Carolyn Hewson	2012	170,000	–	32,500	75,000	–	277,500	10,887	–	288,387
	2011	154,000	–	30,000	37,000	–	221,000	9,808	–	230,808
Lindsay Maxsted (4)	2012	170,000	48,945	12,141	45,000	–	276,086	12,439	–	288,525
	2011	42,226	–	–	15,000	–	57,226	2,113	–	59,339
Wayne Murdy	2012	170,000	–	38,690	119,000	20,378	348,068	–	–	348,068
	2011	154,000	–	30,000	88,000	1,664	273,664	–	–	273,664
Jac Nasser	2012	1,100,000	–	–	89,000	1,825	1,190,825	–	–	1,190,825
	2011	1,000,000	–	–	97,000	1,889	1,098,889	–	–	1,098,889
Keith Rumble	2012	170,000	–	27,500	127,000	15,894	340,394	–	–	340,394
	2011	154,000	–	25,000	89,000	1,664	269,664	–	–	269,664
John Schubert	2012	170,000	45,000	27,500	67,000	23,435	332,935	20,154	–	353,089
	2011	154,000	40,000	25,000	52,000	–	271,000	14,037	–	285,037
Shriti Vadera (4)	2012	170,000	–	28,508	60,000	1,517	260,025	–	–	260,025
	2011	77,000	–	–	30,000	–	107,000	–	–	107,000

(1)	Other benefits include professional fees for Directors and also reimbursements of the cost of travel, accommodation and subsistence for Directors’ spouses.

(2)	In respect of superannuation benefits, BHP Billiton Limited makes superannuation contributions of nine per cent of fees paid in accordance with Australian superannuation legislation.

(3)	FY2012 remuneration for Pat Davies relates to part of that year only, as he joined the Board during the year. His date of appointment is shown in section 6.10.1.

(4)	FY2011 remuneration for Lindsay Maxsted and Shriti Vadera relates to part of that year only, as they joined the Board during the year.

This Report was approved by the Board on 12 September 2012 and signed on its behalf by:

John Buchanan

Chairman, Remuneration Committee

12 September 2012

7    Directors’ Report

The information presented by the Directors in this Directors’ Report relates to BHP Billiton Limited and BHP Billiton Plc and their subsidiaries. The Chairman’s Review in section 1.2, Chief Executive Officer’s Report in section 1.3 and section 1 Key information, section 2 Information on the Company, section 3 Operating and financial review and prospects, section 5 Corporate Governance Statement, section 6 Remuneration Report, section 9 Financial Statements and section 11 Shareholder information of this Annual Report are each incorporated by reference into, and form part of, this Directors’ Report.

7.1    Principal activities, state of affairs and business review

The UK Companies Act 2006 requires this Directors’ Report to include a fair review of the business of the Group during FY2012 and of the position of the Group at the end of the financial year and a description of the principal risks and uncertainties facing the Group (known as the ‘business review’). In addition to the information set out below, the information that fulfils the requirements of the business review can be found in the following sections of this Annual Report (which are each incorporated by reference into this Directors’ Report):

Section	Reference
Key performance indicators	1.4 and 3.3
Risk factors	1.5 and 5.14
Business overview	2.2
Sustainable development	2.8
Employees	2.9
Financial review	3

A review of the operations of the Group during FY2012, the results of those operations during FY2012 and the expected results of those operations in future financial years, are set out in sections 1.2, 1.3, 2.2 and 3 and other material in this Annual Report. Information on the development of the Group and likely developments in future years also appear in those sections of this Annual Report. The Directors believe that to include further information on those matters and on the strategies and expected results of the operations of the Group in this Annual Report would be likely to result in unreasonable prejudice to the Group.

Our principal activities during FY2012 were minerals exploration, development, production and processing (in respect of bauxite, alumina, aluminium, copper, silver, lead, zinc, molybdenum, gold, iron ore, metallurgical coal, energy coal, nickel, manganese ore, manganese metal and alloys, diamonds, titanium minerals, potash and uranium), and oil and gas exploration, development and production. During FY2012, we announced a review of our diamonds business and the exercise of an option to sell our 37.8 per cent non-operated interest in Richards Bay Minerals. Further information in relation to these announcements is provided below. Other than these developments, no significant changes in the nature of any of the Group’s principal activities occurred during FY2012.

Significant changes in the state of affairs of the Group that occurred during FY2012 and significant post-balance date events are set out below and in sections 2.2 and 3 of this Annual Report.

•

Pat Davies was appointed to the Board and the Remuneration Committee with effect from 1 June 2012. In accordance with the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc, Mr Davies will seek election at the 2012 Annual General Meetings.

•

The Board established the Finance Committee in April 2012. David Crawford was appointed as Chairman and Malcolm Broomhead, Lindsay Maxsted and Wayne Murdy were appointed as members of the Finance Committee.

•	On 21 August 2011, we announced the successful completion of the cash tender offer to acquire Petrohawk Energy Corporation in the US for US$38.75 per share.

•

On 30 September 2011, we completed the acquisition of HWE Mining subsidiaries from Leighton Holdings. This followed the announcement on 9 August 2011 of the Heads of Agreement with Leighton Holdings to acquire the HWE Mining subsidiaries that provide contract mining services to our Western Australia Iron Ore (WAIO) operations.

•

On 12 October 2011, we announced approval for US$1.2 billion in pre-commitment capital for the first phase of the Olympic Dam Project to develop an open-pit mine in South Australia. On 22 August 2012, we announced that we will investigate an alternative, less capital-intensive design of the Olympic Dam open-pit expansion, involving new technologies, to substantially improve the economics of the Project. As a result, we will not be ready to approve an expansion of Olympic Dam before the Indenture agreement deadline of 15 December 2012. As a result of this change, we recognised impairment and other charges of US$346 million before tax (US$242 million after tax) in respect of the Olympic Dam Project in FY2012.

•

On 1 November 2011, we announced approval of an investment of US$4.2 billion (BHP Billiton share US$2.1 billion) for the development of the Caval Ridge mine project and expansion of the Peak Downs mine in the northern Bowen Basin in Central Queensland, Australia. The new Caval Ridge mine will have the capacity to produce 5.5 million tonnes per annum (mtpa). On 22 August 2012, we announced we will delay indefinitely the expansion of Peak Downs.

•

On 10 November 2011, we announced an agreement with the Western Australian Government to increase the royalty rate payable to the state for our iron ore Fines product from 5.625 per cent of sales revenue to 6.5 per cent from 1 July 2012, and then to 7.5 per cent from 1 July 2013.

•

On 16 November 2011, we announced approval for US$822 million (BHP Billiton share US$698 million) investment for the development of our Orebody 24 mine. Orebody 24 is a sustaining mine to maintain iron ore production output from the Newman Joint Venture operations. The new Orebody 24 mine is expected to have capacity of 17 mtpa (100 per cent basis) and will include the construction of an ore crushing plant, train loadout facility, rail spur and other associated support facilities.

•

On 29 November 2011, we announced a review of our diamonds business, comprising our interests in the EKATI Diamond Mine and the Chidliak exploration project in Canada. The review will examine whether a continued presence in the diamond industry is consistent with our strategy and evaluate the potential sale of all or part of the diamonds business. On 20 December 2011, we agreed to sell our 51 per cent interest in the Chidliak project to Peregrine Diamonds Limited. Our review in relation to the EKATI Diamond Mine is ongoing.

•

On 1 February 2012, we announced the exercise of an option to sell our 37.8 per cent non-operated interest in Richards Bay Minerals to Rio Tinto, following which we will exit the titanium minerals industry. Richards Bay Minerals is a South African mineral sands mining and smelting operation and the leading producer of chloride titanium feedstock. On 7 September 2012, we announced the sale was complete, with a sale price of US$1.9 billion before adjustments.

•

On 2 February 2012, we announced approval of US$917 million (BHP Billiton share US$779 million) pre-commitment funding for the construction of a 100 mtpa Outer Harbour facility associated with our WAIO operations. On 24 August 2012, we announced that WAIO has been granted the right, subject to the State approvals processes, to develop two additional berths in the Inner Harbour. We also announced that work on the Outer Harbour has been slowed while focus has shifted to maximising the potential capacity from the Inner Harbour.

•

On 14 February 2012, we announced approval of total investment of US$2.6 billion in two projects that will underpin higher production at Escondida over the next decade. Organic Growth Project 1, which will replace the Los Colorados concentrator with a new 152,000 tonne per day plant and allow access to higher-grade ore located underneath the existing facilities, is expected to cost US$3.8 billion (BHP Billiton share US$2.2 billion). Oxide Leach Area Project, which will create a new dynamic leaching pad and mineral handling system that will include several overland conveyers, is expected to cost US$721 million (BHP Billiton share US$414 million).

•	On 11 April 2012, we announced approval for US$708 million (BHP Billiton share) in pre-commitment funding for the Mad Dog Phase 2 project in the deepwater Gulf of Mexico.

•

On 22 June 2012, we announced approval for US$845 million investment to sustain operations at Illawarra Coal, in southern New South Wales, Australia by establishing a replacement mining area at the Appin Mine.

•

On 3 August 2012, we announced the completion of our full-year assessment of our United States shale and Australian nickel assets. Low US gas prices due to a short-term oversupply of gas have resulted in an impairment of US$2.84 billion (before tax) against the carrying value of the Fayetteville shale gas assets acquired from Chesapeake Energy in 2011. We also recognised a US$449 million (before tax) charge against the carrying value of our Nickel West assets as a result of margin deterioration.

•

During the year, we announced the pricing of US$8.25 billion Global Bonds (eight tranches) under the BHP Billiton debt shelf registration statement previously filed with the United States Securities and Exchange Commission, and €2 billion Euro Bond (two tranches) under our Euro Medium Term Note Program.

No other matter or circumstance has arisen since the end of FY2012 that has significantly affected or is expected to significantly affect the operations, the results of operations or state of affairs of the Group in future years.

7.2    Share capital and buy-back programs

At the Annual General Meetings held in 2011, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 213,618,545 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc’s issued share capital at that time. Shareholders will be asked at the 2012 Annual General Meetings to renew this authority. The Directors have no present intention to exercise this authority, if granted.

During FY2012, we did not make any on-market or off-market purchases of BHP Billiton Limited shares or BHP Billiton Plc shares under any share buy-back program. The BHP Billiton share buy-back program was completed on 29 June 2011 through a combination of on-market and off-market buy-backs. As at 30 June 2011, there were 2,181,737 BHP Billiton Plc shares, with a nominal value of US$0.50 per share, purchased on-market under the FY2011 buy-back program, which were cancelled during FY2012.

Some of our executives receive options over BHP Billiton shares as part of their remuneration arrangements. Entitlements may be satisfied by the transfer of existing shares, which are acquired on-market, or in respect of some entitlements, by the issue of new shares.

The shares in column ‘A’ below were purchased to satisfy awards made under the various BHP Billiton Limited and BHP Billiton Plc employee share schemes during FY2012.

Period	A Total number of shares purchased	B Average price paid per share (a) US$	C Total number of shares purchased as part of publicly announced plans or programs	D Maximum number of shares that may yet be purchased under the plans or programs
				BHP Billiton Limited (b)	BHP Billiton Plc (c)
1 July 2011 to 31 July 2011	132,012	45.83	–	–	128,176,372	(d)
1 Aug 2011 to 31 Aug 2011	3,040,558	39.83	–	–	128,176,372	(d)
1 Sep 2011 to 30 Sep 2011	3,417,023	40.82	–	–	128,176,372	(d)
1 Oct 2011 to 31 Oct 2011	1,196,821	31.67	–	–	128,176,372	(d)
1 Nov 2011 to 30 Nov 2011	171,133	38.22	–	–	213,618,545	(e)
1 Dec 2011 to 31 Dec 2011	301,155	36.33	–	–	213,618,545	(e)
1 Jan 2012 to 31 Jan 2012	95,819	31.97	–	–	213,618,545	(e)
1 Feb 2012 to 29 Feb 2012	99,249	39.38	–	–	213,618,545	(e)
1 Mar 2012 to 31 Mar 2012	270,706	38.08	–	–	213,618,545	(e)
1 Apr 2012 to 30 Apr 2012	1,728,881	35.68	–	–	213,618,545	(e)
1 May 2012 to 31 May 2012	393,053	35.28	–	–	213,618,545	(e)
1 June 2012 to 30 June 2012	286,267	31.63	–	–	213,618,545	(e)
Total	11,132,677	38.08	–	–	213,618,545	(e)

(a)	The shares were purchased in the currency of the stock exchange on which the purchase took place, and the sale price has been converted into US dollars at the exchange rate on the day of the purchase.

(b)

BHP Billiton Limited is able to buy-back and cancel BHP Billiton Limited shares within the ‘10/12 limit’ without shareholder approval in accordance with section 257B of the Australian Corporations Act 2001. Any future on-market share buy-back program will be conducted in accordance with the Australian Corporations Act 2001 and with the ASX Listing Rules.

(c)	The share buy-back program was completed on 29 June 2011.

(d)

At the Annual General Meetings held during 2010, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 223,112,120 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc’s issued share capital at that time. During FY2011, 94,935,748 BHP Billiton Plc shares were purchased on-market pursuant to this authority, with capacity remaining under the authority to purchase up to 128,176,372 BHP Billiton Plc shares during FY2012 until the authority expired at the conclusion of the Annual General Meeting of BHP Billiton Limited in November 2011.

(e)

At the Annual General Meetings held during 2011, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 213,618,545 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc’s issued capital at the time.

7.3    Results, financial instruments and going concern

Information about our financial position and financial results is included in the financial statements in this Annual Report. The income statement shows profit attributable to BHP Billiton members of US$15.4 billion compared with US$23.6 billion in FY2011.

The Group’s business activities, together with the factors likely to affect its future development, performance and position are discussed in section 3 of this Annual Report. In addition, sections 1.5 and 5.14, and note 28 ‘Financial risk management’ to the financial statements detail the Group’s capital management objectives, its approach to financial risk management and exposure to financial risks, liquidity and borrowing facilities. Each of these sections is incorporated into, and forms part of, this Directors’ Report.

The Directors, having made appropriate enquiries, have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Therefore they continue to adopt the going-concern basis of accounting in preparing the annual financial statements.

7.4    Directors

The Directors who served at any time during or since the end of the financial year were Jac Nasser, Marius Kloppers, Malcolm Broomhead, John Buchanan, Carlos Cordeiro, David Crawford, Pat Davies, Carolyn Hewson, Lindsay Maxsted, Wayne Murdy, Keith Rumble, John Schubert and Shriti Vadera. Further details of the Directors of BHP Billiton Limited and BHP Billiton Plc are set out in section 4.1 of this Annual Report. These details include the period for which each Director held office up to the date of this Directors’ Report, their qualifications, experience and particular responsibilities, the directorships held in other listed companies since 1 July 2009, and the period for which each directorship has been held.

Mr Davies was appointed as a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 1 June 2012, and in accordance with the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc, Mr Davies will seek election at the 2012 Annual General Meetings.

The number of meetings of the Board and its Committees held during the year and each Director’s attendance at those meetings are set out in section 5.11 of this Annual Report.

7.5    Remuneration and share interests

7.5.1    Remuneration

The policy for determining the nature and amount of emoluments of members of the Group Management Committee (GMC) (including the Executive Director) and the Non-executive Directors and information about the relationship between that policy and our performance are set out in sections 6.4 to 6.8 and 6.10 of this Annual Report.

The remuneration tables contained in sections 6.7 to 6.10 of this Annual Report set out the remuneration of members of the GMC (including the Executive Director) and the Non-executive Directors.

7.5.2    Directors

The table contained in section 7.20 of this Directors’ Report sets out the relevant interests in shares in BHP Billiton Limited and BHP Billiton Plc of the Directors who held office during FY2012, at the beginning and end of FY2012, and in relation to all Directors in office as at the date of this Directors’ Report, their relevant interests in shares in BHP Billiton Limited and BHP Billiton Plc as at the date of this Directors’ Report. No rights or options over shares in BHP Billiton Limited and BHP Billiton Plc are held by any of the Non-executive Directors. Interests held by the Executive Director under share and option plans as at 30 June 2012 are set out in the tables showing interests in incentive plans contained in section 6.8 and note 30 ‘Key Management Personnel’ to the financial statements of this Annual Report.

We have not made available to any Director any interest in a registered scheme.

The former Directors of BHP Limited participated in a retirement plan under which they were entitled to receive a payment on retirement calculated by reference to years of service. This plan was closed on 24 October 2003, and benefits accrued to that date are held by BHP Billiton Limited and will be paid on retirement. Further information about this plan and its closure are set out in section 6.10.3 of this Annual Report.

7.5.3    GMC members

The table contained in section 7.21 of this Directors’ Report sets out the relevant interests held by members of the GMC (other than the Executive Director) in shares of BHP Billiton Limited and BHP Billiton Plc at the beginning and end of FY2012, and at the date of this Directors’ Report. Interests held by members of the GMC under share and option plans as at 30 June 2012 are set out in the tables showing interests in incentive plans contained in section 6.8 and note 30 ‘Key Management Personnel’ to the financial statements of this Annual Report.

7.6    Secretaries

Jane McAloon is the Group Company Secretary. Details of her qualifications and experience are set out in section 4.1 of this Annual Report. The following people also act as the Company Secretaries of either BHP Billiton Limited or BHP Billiton Plc: Nicola Evans, BBus, Deputy Company Secretary, BHP Billiton Limited, and Geof Stapledon, BEc, LLB (Hons), DPhil, FCIS, Deputy Company Secretary, BHP Billiton Plc and Elizabeth Hobley, BA (Hons), ACIS, Deputy Company Secretary, BHP Billiton Plc. Each such individual has experience in a company secretariat role or other relevant fields arising from time spent in such roles within BHP Billiton, large listed companies or other relevant entities.

7.7    Indemnities and insurance

Rule 146 of the BHP Billiton Limited Constitution and Article 146 of the BHP Billiton Plc Articles of Association require each Company to indemnify to the extent permitted by law, each Director, Secretary or Executive Officer of BHP Billiton Limited and BHP Billiton Plc respectively against liability incurred in, or arising out of, the conduct of the business of the Company or the discharge of the duties of the Director, Secretary and Executive Officer. The Directors named in section 4.1 of this Annual Report, the Executive Officers and the Company Secretaries of BHP Billiton Limited and BHP Billiton Plc have the benefit of this requirement, as do individuals who formerly held one of those positions.

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

From time to time, we engage our External Auditor, KPMG, to conduct non-statutory audit work and provide other services in accordance with our policy on the provision of other services by the External Auditor. The terms of engagement typically include an indemnity in favour of KPMG:

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

We have paid premiums for this ‘Directors and Officers’ insurance of US$2,334,750 net during FY2012. Directors, Company Secretaries and employees insured under the policy contribute to the premium for this insurance.

No indemnity in favour of a current or former officer of BHP Billiton Limited or BHP Billiton Plc, or in favour of the External Auditor, has been called on during FY2012.

7.8    Employee policies and involvement

We are committed to open, honest and productive relationships with our employees. At BHP Billiton, we recognise the most important ingredient for success is our talented and motivated workforce, whose members demonstrate behaviours that are aligned to Our BHP Billiton Charter values.

We have an integrated people strategy to effectively attract, retain and develop talented people. Our approach is outlined in our Human Resources Policy, the BHP Billiton Code of Business Conduct and the Group Level Documents (GLDs) that prescribe what we will do and how we will do it. All of these documents are published and accessible to employees.

Effective communication and employee engagement is critical for maintaining open and productive relationships between leaders and employees. Employees receive communication on BHP Billiton goals and performance, as well as on important issues such as health and safety and the environment and the Code of Business Conduct. Our Code of Business Conduct is founded on Our Charter values, which make an unqualified commitment to working with integrity. Communication is undertaken through a variety of channels, including the internet, intranet, email, newsletters and other means designed to cater for the local environment. These tools are also used to facilitate employee feedback, as are a variety of consultative processes. Dispute and grievance handling processes are also in place to assist in equitably addressing workplace issues in all businesses. A Business Conduct Advisory Service operates worldwide to allow concerns to be raised about conduct that is out of step with Our Charter values, our policies and procedures or the law.

Our all-employee share purchase plan, Shareplus, is available to all permanent full-time and part-time employees, and those on fixed-term contracts, except where local regulations limit operation of the scheme. In these instances, alternative arrangements are in place. As at 30 June 2012, 22,864 employees, or approximately 46.5 per cent of those eligible for the April 2012 offer, were participants in Shareplus. The Shareplus employee plan is described in section 6.8.2 of this Annual Report. Short-term and long-term incentive schemes also operate across the Group. Rewards for individuals are predicated on the need to meet targets relating to our Company’s performance in areas such as health, safety and achievement of financial measures and on the personal performance of each employee.

Our performance management process aligns individual performance to our strategic and operational priorities as well as ensuring that individual and team performance is recognised. Our leaders are accountable for providing constructive feedback and identifying development needs to help our employees maximise their performance and realise their full potential. In FY2012, 75 per cent of employees participated in a formal performance review process. Due to industrial agreements, not all employees are able to participate in individual performance reviews. The importance we place on employee development and training is demonstrated by the significant amount of training our employees undertake.

BHP Billiton is committed to building and maintaining a diverse workforce and providing a work environment in which every employee is treated fairly and with respect. We work actively to avoid discrimination on any basis, including disability. Where an employee suffers some disability while they are employed, we work to identify roles that meet their skill, experience and capability, and in some cases offer retraining. We also offer flexible work practices, where this is possible, taking into account the needs of the employee and those of the particular workplace. Our remuneration policy and employment packages, which must comply with local regulations, are based on merit, aligned to our business requirements and sufficiently attractive to recruit and retain the best people.

Our employees can access our Annual Reports either via the internet or hard copy.

7.9    Environmental performance

Particulars in relation to environmental performance are referred to in sections 2.8 and 7.22 of this Annual Report and in the Sustainability Report, available at www.bhpbilliton.com.

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

7.11    Dividends

A final dividend of 57 US cents per share will be paid on 28 September 2012. Details of the dividends paid and the dividend policy are set out in sections 3.7.6 and 11.3 of this Annual Report.

7.12    Auditors

A resolution to reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc will be proposed at the 2012 Annual General Meetings in accordance with section 489 of the UK Companies Act 2006.

Mr Maxsted was the only officer of BHP Billiton during FY2012 who was a director or partner of the Group’s External Auditor at a time when the Group’s External Auditor conducted an audit of the Group. Mr Maxsted’s prior relationship with KPMG is set out in section 5.9 of this Annual Report. Mr Maxsted was not part of the KPMG audit practice after 1980 and, while at KPMG, was not in any way involved in, or able to influence, any audit activity associated with BHP Billiton.

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

7.13    Non-audit services

Details of the non-audit services undertaken by our External Auditor, including the amounts paid for non-audit services, are set out in note 34 ‘Auditor’s remuneration’ to the financial statements of this Annual Report. Based on advice provided by the Risk and Audit Committee, the Directors have formed the view that the provision of non-audit services is compatible with the general standard of independence for auditors, and that the nature of non-audit services means that auditor independence was not compromised. Further information about our policy in relation to the provision of non-audit services by the auditor is set out in section 5.13.1 of this Annual Report.

7.14    Value of land

Much of our interest in land consists of leases and other rights that permit exploration and production on that land, including the erection of buildings and equipment thereon for the purpose of extracting and processing minerals. Land is mainly carried in the accounts at cost and it is not possible to estimate the market value as it is not readily discernible from the estimated value of each operation situated on the land.

7.15    Political and charitable donations

No political contributions/donations for political purposes were made to any political party, politician, elected official or candidate for public office during FY2012.

In FY2012, we made charitable donations for the purposes of funding community programs in the United Kingdom of US$71,000 (cash) (2011: US$193,000) and worldwide, including cash, in-kind support and administrative costs totalling US$214,143,000 (2011: US$195,544,000).

The total amount of charitable donations made worldwide in FY2012 includes US$65 million contributed to BHP Billiton Sustainable Communities (registered with the UK Charities Commission) established for the purposes of funding community investment globally.

7.16    Exploration, research and development

Companies within the Group carry out exploration and research and development necessary to support their activities. Further details are provided in sections 2.2, 2.5 and 2.6 of this Annual Report.

7.17    Creditor payment policy

When we enter into a new contract with a supplier, payment terms will be communicated with the supplier in the negotiation phase of the contract and confirmed upon both parties signing and executing the agreement. Our approach to payment terms is outlined in our GLD that prescribes what we will do and how we will do it. We settle terms of payment with suppliers when agreeing overall terms of business, and seek to abide by the terms of the contracts to which we are bound. As at 30 June 2012, BHP Billiton Plc (the unconsolidated parent entity) had US$227,574 of trade creditors outstanding which represents six days of purchases outstanding in respect of costs, based on the total invoiced by suppliers during FY2012.

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

7.20    Directors’ shareholdings

The tables below set out information pertaining to shares held directly, indirectly or beneficially, by Directors in BHP Billiton.

	BHP Billiton entity	As at date of Directors’ Report	As at 30 June 2012	As at 30 June 2011
Malcolm Broomhead (1)	BHP Billiton Limited	9,000	9,000	9,000
	BHP Billiton Plc	–	–	–
John Buchanan	BHP Billiton Limited	–	–	–
	BHP Billiton Plc	20,000	20,000	20,000
Carlos Cordeiro (2)	BHP Billiton Limited	6,550	6,550	6,550
	BHP Billiton Plc	–	–	–
David Crawford (1)	BHP Billiton Limited	33,127	33,127	33,127
	BHP Billiton Plc	6,000	6,000	6,000
Pat Davies (1)(3)	BHP Billiton Limited	–	–	Not Applicable
	BHP Billiton Plc	4,170	4,170	Not Applicable
Carolyn Hewson (1)	BHP Billiton Limited	7,000	7,000	3,500
	BHP Billiton Plc	–	–	–
Marius Kloppers (1)(4)	BHP Billiton Limited	171,668	171,668	124,374
	BHP Billiton Plc	688,895	688,895	608,591
Lindsay Maxsted (1)	BHP Billiton Limited	3,000	3,000	–
	BHP Billiton Plc	–	–	–
Wayne Murdy (1)(2)	BHP Billiton Limited	8,000	8,000	4,030
	BHP Billiton Plc	14,000	14,000	3,512

	BHP Billiton entity	As at date of Directors’ Report	As at 30 June 2012	As at 30 June 2011
Jac Nasser (1)(2)	BHP Billiton Limited	10,400	10,400	5,600
	BHP Billiton Plc	81,200	81,200	40,000
Keith Rumble (1)	BHP Billiton Limited	–	–	–
	BHP Billiton Plc	14,500	14,500	12,200
John Schubert	BHP Billiton Limited	23,675	23,675	23,675
	BHP Billiton Plc	–	–	–
Shriti Vadera (1)	BHP Billiton Limited	–	–	–
	BHP Billiton Plc	9,000	9,000	5,000

(1)	Includes shares held in the name of spouse, superannuation fund, nominee and/or other controlled entities.

(2)

All BHP Billiton Limited shares and BHP Billiton Plc shares are held in the form of American Depositary Shares: Carlos Cordeiro (3,275 BHP Billiton Limited), Wayne Murdy (4,000 BHP Billiton Limited; 7,000 BHP Billiton Plc) and Jac Nasser (5,200 BHP Billiton Limited; 40,600 BHP Billiton Plc).

(3)	Director appointed to the Board during FY2012: Pat Davies (1 June 2012).

(4)	In addition to the shares specified above, Marius Kloppers held 1,629,864 options and rights over BHP Billiton Limited shares as at 30 June 2012 and as at the date of this Directors’ Report.

7.21    GMC members’ shareholdings (other than Directors)

The tables below set out information pertaining to shares in BHP Billiton held directly, indirectly or beneficially, by those senior executives who were members of the GMC during FY2012 (other than the Executive Director).

	BHP Billiton entity	As at date of Directors’ Report	As at 30 June 2012	As at 30 June 2011
Alberto Calderon	BHP Billiton Limited BHP Billiton Plc	– 175,973	– 175,973	– 90,015
Mike Henry (1)	BHP Billiton Limited BHP Billiton Plc	18,696 44,254	18,696 44,254	Not Applicable Not Applicable
Graham Kerr (1)	BHP Billiton Limited BHP Billiton Plc	5,422 –	5,422 –	Not Applicable Not Applicable
Andrew Mackenzie	BHP Billiton Limited BHP Billiton Plc	– 61,560	– 61,560	– 55,311
Marcus Randolph	BHP Billiton Limited BHP Billiton Plc	322,212 –	322,212 –	191,746 –
Alex Vanselow (2)	BHP Billiton Limited BHP Billiton Plc	Not Applicable Not Applicable	441,957 –	270,925 –
Karen Wood	BHP Billiton Limited BHP Billiton Plc	269,645 –	269,645 –	164,914 –
J Michael Yeager (3)	BHP Billiton Limited BHP Billiton Plc	427,059 –	427,059 –	264,506 –

(1)	New members appointed to the GMC during FY2012: Mike Henry (28 November 2011) and Graham Kerr (28 November 2011).

(2)	Alex Vanselow retired from BHP Billiton on 28 February 2012. The disclosed holdings as at 30 June 2012 reflect his holdings as at the date of his retirement.

(3)	1,156 BHP Billiton Limited shares are held in the form of 578 American Depositary Shares.

7.22    Performance in relation to environmental regulation

A significant environmental incident is one with a severity rating of four or above based on our internal severity rating scale (tiered from one to seven by increasing severity). There were no significant incidents reported in FY2012.

Fines and prosecutions

In FY2012, BHP Billiton received two fines with a total value of US$27,200.

In particular, we received a fine of US$24,000, levied in Gabon in relation to the incorrect disposal of waste aerosol and paint cans, and oil filters at our Franceville operation. We have instituted corrective measures.

The second fine of US$3,200 was levied in the US where our Navajo Coal Company operations were cited for failure to rip coal in accordance with the provisions in the mining permit. We have instituted preventative measures.

Further information about our performance, including in relation to environmental regulation can be found in section 2.8 of this Annual Report and in the Sustainability Report available online at www.bhpbilliton.com.

7.23    Share capital, restrictions on transfer of shares and other additional information

Information relating to BHP Billiton Plc’s share capital structure, restrictions on the holding or transfer of its securities or on the exercise of voting rights attaching to such securities, certain agreements triggered on a change of control and the existence of branches of BHP Billiton outside of the UK, is set out in the following sections of this Annual Report:

•	Section 2.1 (BHP Billiton locations)

•	Section 2.7 (Government regulations)

•	Section 2.10 (Organisational structure)

•	Section 2.11 (Material contracts)

•	Section 2.12 (Constitution)

•	Section 7.2 (Share capital and buy-back programs)

•	Section 11.2 (Share ownership)

•	Note 19 ‘Share capital’ and note 32 ‘Employee share ownership plans’ to the financial statements of this Annual Report.

Further details of all options and rights outstanding as at the date of this Directors’ Report, including shares issued upon exercise of options and rights, are set out in note 32 ‘Employee share ownership plans’ to the financial statements of this Annual Report. Details of movements in share capital during and since the end of the financial year are set out in note 19 ‘Share capital’ to the financial statements of this Annual Report.

Each of the above sections is incorporated by reference into, and forms part of, this Directors’ Report.

The Directors’ Report is made in accordance with a resolution of the Board.

Jac Nasser AO

Chairman

Marius Kloppers

Chief Executive Officer

Dated: 12 September 2012

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

Mr Lomas seeks relief, both quantified and unquantified, for himself and those Plan members he purports to represent in respect of a number of alleged breaches committed by RAL, including allegations of breach of employment contracts, breach of trust, and breach of the Trust Agreement underlying the Pension Plan. In particular:

•

Mr Lomas seeks US$117.7 million (C$121.6 million) on account of monies alleged to have been improperly paid out or withheld from the Pension Plan, together with compound interest calculated from the date of each alleged wrongdoing; and

•	punitive, aggravated and exemplary damages in the sum of US$1.9 million (C$1.9 million).

Mr Lomas purports to represent members of the defined benefits portion of the Pension Plan. In 2005, the defined contribution members of the Pension Plan were included as parties to this action.

A motion to strike Mr Lomas’ request for the winding-up of the Plan was heard on 27 November 2006. The court struck out part of Mr Lomas’ claim, but allowed the remainder to proceed. RAL’s appeal from that decision was dismissed, but further leave to appeal to the Ontario Court of Appeal was granted. On 10 March 2010, the Ontario Court of Appeal ruled in favour of RAL’s motion to strike out that part of the plaintiff’s claim that sought a court order to wind up the Plan.

RAL has notified its insurers of the application and has advised other third parties of possible claims against them in respect of matters alleged in the application.

Class actions concerning Cerrejón privatisation

The non-government organisation, Corporación Colombia Transparente (CCT), brought three separate class actions (Popular Actions 1,029, 1,032 and 1,048) against various defendants in connection with the privatisation of 50 per cent of the Cerrejón Zona Norte mining complex in Colombia in 2002. Two of the actions were dismissed leaving only the action against Cerrejón Zona Norte SA (CZN). The mining complex is currently owned by CZN and Carbones del Cerrejón Limited (CDC). Our subsidiary Billiton Investment 3 BV owns a 33 per cent share in CDC, and our subsidiaries Billiton Investment 3 BV and Billiton Investment 8 BV (BHP Billiton Shareholders) collectively own a 33.33 per cent share in CZN.

CCT alleges, in part, that the defendants failed to comply with the privatisation process, and that the offer price for shares in CZN between Stages 1 and 2 of the privatisation process was not correctly adjusted for inflation.

Our share of the alleged adjustment of the CZN share price would be approximately US$4.7 million. In the alternative, CCT seeks declaration that the privatisation is null and void and forfeiture of the transfer price paid, of which our share would be approximately US$156.7 million. In both instances, CCT also seeks unquantified sanctions, including payment of stamp taxes, an award of 15 per cent of all monies recovered by the defendants, together with interest on all amounts at the maximum rate authorised by law.

The CZN action was dismissed on 18 February 2011, the Court determining that there were no irregularities in the privatisation of the Cerrejón Zona Norte mining complex.

CCT’s request for a reconsideration of the judgment was denied. On 15 March 2011 CCT filed an appeal against the dismissal.

A separate class action arising out of the privatisation of the Cerrejón Zona Norte mining complex has been brought by Mr Martín Nicolás Barros Choles, against various defendants including CDC.

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

Petroleum Resource Rent Tax litigation

BHP Billiton Petroleum (Bass Strait) Pty Ltd was involved in litigation in the Federal Court of Australia. The dispute related to whether certain receipts are subject to Petroleum Resource Rent Tax, as well as the Australian Tax Office’s (ATO’s) assessment of the taxing point for Petroleum Resource Rent Tax purposes in relation to sales of gas and Liquefied Petroleum Gas produced from the Gippsland Joint Venture, and the treatment of gas used for electricity generation. The Federal Court’s decision was handed down in April 2011, finding in favour of the Commissioner in respect of one of the receipts and the taxing point issues. BHP Billiton was successful on other receipts issues and the gas used in electricity generation issue.

Except for the gas used in electricity generation issue that BHP Billiton was successful on in the Federal Court, both parties appealed the findings on which they were unsuccessful to the Full Federal Court.

The Full Federal Court largely upheld the decision of the Federal Court, but found in favour of BHP Billiton on one other receipts issue.

Petroleum Resource Rent Tax was paid and expensed based on the ATO’s assessment. An income tax expense benefit of approximately US$80 million was recognised in the FY2012 financial statements as a result of the decision.

The Australian Government amended the tax law, with effect from 1 July 1990, to provide greater certainty around how the taxing point is calculated for the purposes of the Petroleum Resource Rent Tax. The amendments provided further statutory support for the Federal Court’s judgment in relation to the taxing point.

North West Shelf Excise on Condensate litigation

BHP Billiton Petroleum (North West Shelf) Pty Ltd was involved in litigation in both the Federal Court of Australia and the Administrative Appeals Tribunal seeking orders that excise by-laws, enacted in 2008, prescribing a condensate production area for the purposes of the Excise Tariff Act incorrectly defined the relevant fields.

As part of the May 2011 Federal Budget, the Australian Government announced that it would make several technical legislative amendments, with effect from 13 May 2008, to ensure that condensate production is subject to crude oil excise as announced in the 2008–09 Federal Budget. The amendments included changes to the Excise Tariff Act to introduce a statutory definition of the production area ‘Rankin Trend’, and to ensure that production from ‘Rankin Trend’ does not represent ‘exempt offshore oil and condensate’.

As a result of this amending legislation being enacted, the matter has been discontinued.

9     Financial Statements

Refer to the pages beginning on page F-1 in this annual report.

10     Glossary

10.1     Non-mining terms

Term	Definition
A$	Australian dollars being the currency of the Commonwealth of Australia.

All Publishers Index (API)

Thermal coal price index as published by Argus Media and IHS McCloskey for:

Northwestern Europe – CIF Amsterdam–Rotterdam–Antwerp (API 2);

South Africa – FOB Richards Bay (API 4);

Australia – FOB Newcastle (API 6).

American Depositary Receipt (ADR)	Instruments that trade on the NYSE.

American Depositary Share (ADS)	An American Depositary Share is a share issued under a deposit agreement that has been created to permit US-resident investors to hold shares in non-US companies and trade them on the stock exchanges in the US. One ADS is equal to two BHP Billiton Limited or BHP Billiton Plc ordinary shares. ADSs are evidenced by American Depositary Receipts, or ADRs, which are the instruments that trade on the NYSE.

Australian Securities and Investments Commission (ASIC)	The Australian Government agency that enforces laws relating to companies, securities, financial services and credit in order to protect consumers, investors and creditors.

Australian Securities Exchange (ASX)	ASX is a multi-asset class vertically integrated exchange group that functions as a market operator, clearing house and payments system facilitator. It oversees compliance with its operating rules, promotes standards of corporate governance among Australia’s listed companies and helps educate retail investors.

Australian Tax Treaty	Tax Convention between Australia and the United States as to the Avoidance of Double Taxation.

BHP Billiton	Being both companies in the dual listed company structure, BHP Billiton Limited and BHP Billiton Plc.

BHP Billiton Limited share	A fully paid ordinary share in the capital of BHP Billiton Limited.

BHP Billiton Limited shareholders	The holders of BHP Billiton Limited shares.

BHP Billiton Limited special voting share	A single voting share issued to facilitate joint voting by shareholders of BHP Billiton Limited on Joint Electorate Actions.

BHP Billiton Plc equalisation share	A share that has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc Group to the BHP Billiton Limited Group should this be required under the terms of the DLC merger.

BHP Billiton Plc 5.5 per cent preference share	Shares that have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority of any other class of shares in BHP Billiton Plc on a return of capital or winding up.

BHP Billiton Plc share	A fully paid ordinary share in the capital of BHP Billiton Plc.

BHP Billiton Plc shareholders	The holders of BHP Billiton Plc shares.

Term	Definition
BHP Billiton Plc special voting share	A single voting share issued to facilitate joint voting by shareholders of BHP Billiton Plc on Joint Electorate Actions.

Board	The Board of Directors of BHP Billiton.

CEO	Chief Executive Officer.

Cost and freight (CFR) (… named port of destination)	The seller must pay the costs and freight necessary to bring the goods to the named port of destination, but the risk of loss of or damage to the goods, as well as any additional costs due to events occurring after the time the goods have been delivered on board the vessel, is transferred from the seller to the buyer when the goods pass the ship’s rail in the port of shipment. The CFR term requires the seller to clear the goods for shipment.

Co-Investment Plan (CIP)	Legacy employee share scheme.

Community investment	Contributions made to support communities in which we operate or have an interest. Our contributions to community programs comprise cash, in-kind support and administration costs. Our targeted level of contribution is one per cent of pre-tax profit calculated on the average of the previous three years’ pre-tax profit.

Customer Sector Group (CSG)	A product-based global business unit.

CY20XX	Refers to the calendar year ending 31 December 20XX, where XX is the two-digit number of the year.

Deferred share	A nil-priced option or a conditional right to acquire a share issued under the rules of the GIS.

Dividend Record Date	The date, determined by a company’s board of directors, by when an investor must be recorded as an owner of shares in order to qualify for a forthcoming dividend.

DLC	Dual Listed Company.

DLC merger	The Dual Listed Company merger between BHP Billiton Limited and BHP Billiton Plc on 29 June 2001.

DLC structure	The corporate structure resulting from the DLC merger.

Employee Share Plan (ESP)	A legacy employee share plan that commenced under the jurisdiction of BHP Limited prior to the formation of BHP Billiton.

Expected value	Expected value of a share incentive – the average outcome weighted by probability. This measure takes into account the difficulty of achieving performance conditions and the correlation between these and share price appreciation. The valuation methodology also takes into account factors such as volatility and forfeiture risk.

Extractive Industries Transparency Initiative (EITI)	An international initiative dedicated to the enhancement of transparency around the payments of taxes and royalties derived from resource development.

Term	Definition
Free on board (FOB) (… named port of shipment)	The seller delivers when the goods pass the ship’s rail at the named port of shipment. This means that the buyer has to bear all costs and risks of loss of or damage to the goods from that point. The FOB term requires the seller to clear the goods for export. This term can be used only for sea or inland waterway transport.

Free prior informed consent (FPIC)	A principle requiring that individuals and communities should be informed – in appropriate, accessible language - about projects that might take place on their land. It also guarantees that they are given the opportunity to give or withhold their consent to a project before it commences.

FY20XX	Refers to the financial year ending 30 June 20XX, where XX is the two-digit number for the year.

GAAP	Generally accepted accounting principles.

Gearing	Gearing is defined as the ratio of net debt to net debt plus net assets.

Greenhouse Gas (GHG)	For BHP Billiton reporting purposes, these are the aggregate anthropogenic carbon dioxide equivalent emissions of carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulphur hexafluoride (SF6).

Group	BHP Billiton Limited, BHP Billiton Plc and their subsidiaries.

Group Function	Group Functions act as agents of the Group Management Committee (GMC). They operate under a defined set of mandates that relate to:

• the governance of BHP Billiton;

• the CEO limits established by the BHP Billiton Board;

• the activities necessary to improve the effectiveness of the Group.

Group Incentive Scheme (GIS)	A short-term incentive plan under which annual incentives are provided through a mix of cash and employee equity. The GIS is currently applicable only to members of the GMC.

Group Level Document (GLD)	The documents that give effect to the mandatory requirements arising from the BHP Billiton Operating Model as approved by the GMC. They describe the mandatory minimum performance requirements and accountabilities for definitive business obligations, processes, functions and activities across BHP Billiton.

Group Management Committee (GMC)	The executive management group within BHP Billiton as determined by the CEO. Its role is defined by the GMC Terms of Reference.

International Financial Reporting Standards (IFRS)	Accounting standards as issued by the International Accounting Standards Board.

JSE	Johannesburg Stock Exchange.

JV	Joint venture.

Term	Definition
Key Management Personnel (KMP)	Persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly (including Executive Directors), and Non-executive Directors.

Key Performance Indicator (KPI)	Used to measure the performance of the Group, individual businesses and executives in any one year.

London Metal Exchange (LME)	A London exchange which trades metals (e.g. lead, zinc, aluminium and nickel) in forward and option markets.

Long-Term Incentive Plan (LTIP)	A long-term incentive plan under which awards are provided in the form of employee equity, with a relative TSR performance hurdle that must be met over a five-year period before the awards vest. The LTIP is currently applicable only to members of the GMC.

LSE	London Stock Exchange.

Major capital projects	Projects where the investment commitment exceeds the Group approval threshold, or complexity or associated reputational risk or exposure necessitates review at a Group level (and within the Group investment process).

Market value	The market value based on closing prices, or, in instances when an executive exercises and sells shares, the actual sale price achieved.

New York Mercantile Exchange (NYMEX)	A New York physical futures exchange which trades energy commodities (i.e. crude oil and natural gas) and precious metals in futures and options markets.

NYSE	New York Stock Exchange.

Occupational exposure limit (OEL)	The concentration of a substance or agent, exposure to which, according to current knowledge, should not cause adverse health effects nor cause undue discomfort to nearly all workers.

Occupational illness	An occupational illness is an illness that occurs as a consequence of work-related activities or exposure. It includes acute or chronic illnesses or diseases, which may be caused by inhalation, absorption, ingestion or direct contact.

Option	A right to acquire a share on payment of an exercise price issued under the rules of the GIS.

OSHA	United States Government Occupational Safety and Health Administration.

Performance share	A nil-priced option or a conditional right to acquire a share, subject to a Performance Hurdle, issued under the rules of the LTIP.

Performance share plan (PSP)	An employee share plan that commenced under the jurisdiction of BHP Limited or Billiton Plc and prior to the formation of BHP Billiton. Legacy share scheme.

Project investment	Total budgeted capital expenditure on growth projects under development at year-end. Refer to section 3.7.2 Growth projects, for a full listing of these growth projects.

Term	Definition
Quality-of-life indicators	Measures of people’s overall well-being including material well-being (standard of living) and non-material components such as the quality of the environment, national security, personal safety, and political and economic freedoms.

Quoted	In the context of American Depositary Shares (ADS) and listed investments, the term ‘quoted’ means ‘traded’ on the relevant exchange.

Resource Endowment initiative (REi)	An initiative of the International Council on Mining and Metals to enhance industry’s socio-economic contribution to the countries and communities where organisations such as BHP Billiton operate, by better understanding the factors that either inhibit or promote social and economic development linked to large-scale mining projects.

Restricted Share Scheme (RSS)	Legacy employee share scheme.

Return on capital employed (ROCE)	Return on capital employed is calculated as earnings from operations, excluding exceptional items and net finance costs (after tax), divided by average capital employed. Average capital employed is calculated as net assets less net debt.

Shareplus	All employee share purchase plan.

Significant environmental incident	A significant environmental incident is an occurrence that has resulted in or had the potential to cause significant environmental harm. Our definition of ‘significant’ is conservative to ensure all learnings are captured from relevant health, safety, environment and community (HSEC) incidents. Such an incident is rated at level 3 or above on the BHP Billiton HSEC Consequence Severity Table which may be viewed at our website, www.bhpbilliton.com.

STRATE	Share Transactions Totally Electronic is a South African electronic settlement and depository system for dematerialised equities.

Total recordable injury frequency (TRIF)	The sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) x 1,000,000 ÷ actual hours worked. Stated in units of per million hours worked. We adopt the United States Government Occupational Safety and Health Administration guidelines for the recording and reporting of occupational injury and illnesses. Excludes non-operated assets and our Onshore US business as explained in section 2.8.

Total shareholder return (TSR)	TSR measures the return delivered to shareholders over a certain period through the change in share price and any dividends paid. It is the measure used to compare BHP Billiton’s performance to that of other relevant companies under the LTIP.

Underlying EBIT margin	Calculated as Underlying EBIT (as defined in section 3.3), excluding third party EBIT, divided by revenue net of third party product revenue.

United Kingdom Listing Authority (UKLA)	Term used when the UK Financial Services Authority (FSA) acts as the competent authority under Part VI of the UK Financial Services and Markets Act (FSMA).

Term	Definition

United States Securities and Exchange Commission (US SEC)	US regulatory commission that aims to protect investors, maintain fair, orderly and efficient markets and facilitate capital formation.

US$	The Group’s reporting currency and the functional currency of the majority of its operations is the US dollar, as this is assessed to be the principal currency of the economic environments in which they operate.

West Texas Intermediate (WTI)	A crude stream produced in Texas and southern Oklahoma which serves as a reference or ‘marker’ for pricing a number of other crude streams and which is traded in the domestic spot market at Cushing, Oklahoma.

10.2 Mining and mining-related terms

Term	Definition
2D	Two dimensional.

3D	Three dimensional.

Alumina	Aluminium oxide (Al2O3). Alumina is produced from bauxite in the refining process. Alumina is then converted (reduced) in an electrolysis cell to produce aluminium metal.

Ash	Inorganic material remaining after combustion.

AusIMM	The Australasian Institute of Mining and Metallurgy.

Bauxite	Chief ore of aluminium.

Beneficiation	The process of physically separating ore from gangue prior to subsequent processing of the beneficiated ore.

Bio-leaching	Use of naturally occurring bacteria to leach a metal from ore; for example, copper, zinc, uranium, nickel and cobalt from a sulphide mineral.

Brownfield	An exploration or development project located within an existing mineral province which can share infrastructure and management with an existing operation.

Coal Reserves	The same meaning as Ore Reserves, but specifically concerning coal.

Coking coal	Used in the manufacture of coke, which is used in the steelmaking process by virtue of its carbonisation properties. Coking coal may also be referred to as metallurgical coal.

Competent Person	A ‘Competent Person’ is a person who is a member or fellow of The Australasian Institute of Mining and Metallurgy or of The Australian Institute of Geoscientists or of a ‘Recognised Overseas Professional Organisation’ included in a list promulgated from time to time. (JORC Code, 2004.)

Condensate	A mixture of hydrocarbons that exist in gaseous form in natural underground reservoirs, but which condense to form a liquid at atmospheric conditions.

Term	Definition

Copper cathode	Electrolytically refined copper that has been deposited on the cathode of an electrolytic bath of acidified copper sulphate solution. The refined copper may also be produced through leaching and electrowinning.

Crude oil	A mixture of hydrocarbons that exist in liquid form in natural underground reservoirs, and remain liquid at atmospheric pressure after being produced at the well head and passing through surface separating facilities.

Cut-off grade	A nominated grade above which is defined some mineral aspect of the reserve or resource. For example, the lowest grade of mineralised material that qualifies as economic for estimating an Ore Reserve.

CQCA	Central Queensland Coal Associates.

ECSA	Engineering Council of South Africa.

Electrowinning/electrowon	An electrochemical process in which metal is recovered by dissolving a metal within an electrolyte and plating it onto an electrode.

Energy coal	Used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steaming or thermal coal.

Ethane	Where sold separately, is largely ethane gas that has been liquefied through pressurisation. One tonne of ethane is approximately equivalent to 26.8 thousand cubic feet of gas.

FAusIMM	Fellow of the Australasian Institute of Mining and Metallurgy.

Field	An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated vertically by intervening impervious strata, or laterally by local geologic barriers, or by both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms structural feature and stratigraphic condition are intended to identify localised geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc. (per SEC Rule 4-10).

Flotation	A method of selectively recovering minerals from finely ground ore using a froth created in water by specific reagents. In the flotation process, certain mineral particles are induced to float by becoming attached to bubbles of froth and the unwanted mineral particles sink.

Grade	The relative quantity, or the percentage, of metal or mineral content in an orebody.

Greenfield	The development or exploration located outside the area of influence of existing mine operations/infrastructure.

Head grade	The average grade of ore delivered to a process for mineral extraction.

Term	Definition

Heap leach(ing)	A process used for the recovery of metals such as copper, nickel, uranium and gold from low-grade ores. The crushed material is laid on a slightly sloping, impermeable pad and leached by uniformly trickling (gravity fed) a chemical solution through the beds to ponds. The metals are recovered from the solution.

Ilmenite	The principle ore of titanium composed of iron, titanium and oxygen (FeTiO3).

Kriging	A geostatistical method of estimating resources based on a mathematical function known as a semivariogram.

Leaching	The process by which a soluble metal can be economically recovered from minerals in ore by dissolution.

Liquefied natural gas (LNG)	Consists largely of methane that has been liquefied through chilling and pressurisation. One tonne of LNG is approximately equivalent to 45.9 thousand cubic feet of natural gas.

Liquefied petroleum gas (LPG)	Consists of propane and butane and a small amount (less than two per cent) of ethane that has been liquefied through pressurisation. One tonne of LPG is approximately equivalent to 11.6 barrels.

Loss on ignition (LOI)	A measure of the percentage of volatile matter (liquid or gas) contained within a mineral or rock. LOI is determined to calculate loss in mass during pyroprocessing.

MAIG	Member of the Australian Institute of Geoscientists.

Marketable Coal Reserves	Represents beneficiated or otherwise enhanced coal product and should be read in conjunction with, but not instead of, reports of Coal Reserves.

MAusIMM	Member of the Australasian Institute of Mining and Metallurgy.

Metallurgical coal	A broader term than coking coal, which includes all coals used in steelmaking, such as coal used for the pulverised coal injection process.

Mineralisation	Any single mineral or combination of minerals occurring in a mass, or deposit, of economic interest.

NAPEG	Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists.

Natural Gas Liquids (NGL)	Natural Gas Liquids, which include propane, butane and ethane.

Open-cut/open-pit (OC/OP)	Surface working in which the working area is kept open to the sky.

Ore Reserves	That part of a Mineral Resource that could be economically and legally extracted or produced at the time of the reserve determination.

Permian Basin	The geological province known as the Permian Basin in the State of Texas.

Probable Ore Reserves

Reserves for which quantity and grade and/or qualilty are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Term	Definition

Proved oil and gas reserves	Those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain.

Proven Ore Reserves

Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Reserve life	Current stated ore reserves estimate divided by the current approved nominated production rate as at the end of the financial year.

Run of mine product (ROM)	Product mined in the course of regular mining activities.

Rutile	An ore of titanium composed of titanium and oxygen (TiO2).

SACNASP	South African Council for Natural Scientific Professions.

SAIMM	The Southern African Institute of Mining and Metallurgy.

SME reg’d member	Registered member of the Society of Mining, Metallurgy and Exploration.

Solvent extraction	A method of separating one or more metals from a leach solution by treating with a solvent that will extract the required metal, leaving the others. The metal is recovered from the solvent by further treatment.

Spud	Commence drilling of an oil or gas well.

Stockpile (SP)	An accumulation of ore or mineral built up when demand slackens or when the treatment plant or beneficiation equipment is incomplete or temporarily unable to process the mine output; any heap of material formed to create a buffer for loading or other purposes or material dug and piled for future use.

Tailings	Those portions of washed or milled ore that are too poor to be treated further or remain after the required metals and minerals have been extracted.

Tension Leg Platform (TLP)	A vertically moored floating facility for production of oil and gas.

Titanium Slag	85 per cent TiO2 smelter product.

Total Coal Reserves	Run of mine reserves as outputs from the mining activities.

Total Marketable Reserves	Product reserves as outputs from processing plant which includes sizing and beneficiation.

Total Ore Reserves	Proven Ore Reserves plus Probable Ore Reserves.

Underground (UG)	Natural or man-made excavation under the surface of the Earth.

Zircon	The chief ore of zirconium composed of zirconium, silicon and oxygen (ZrSiO4).

10.3    Chemical terms

Term	Definition
A.AI2O3	available alumina
Ag	silver
AI2O3	alumina
Anth	anthracite
Au	gold
cpt	carats per tonne
Cu	copper
CV	calorific value
Fe	iron
Fe2O3	iron oxide
insols	insolubles
K2O	potassium oxide
Met	metallurgical coal
MgO	magnesium oxide
Mn	manganese
Mo	molybdenum
Ni	nickel
P	phosphorous
Pb	lead
Pc	phosphorous in concentrate
R.SiO2	reactive silica
S	sulphur
SCu	soluble copper
SiO2	silica
TCu	total copper
Th	thermal coal
TiO2	titanium oxide
U3O8	uranium oxide
VM	volatile matter
Zn	zinc

10.4    Units of measure

Abbreviation	Description
%	percentage or per cent
bbl/d	barrels per day
boe	barrel oil equivalent – 6,000 scf of natural gas equals 1 boe
dmt	dry metric tonne
dmtu	dry metric tonne
g/t	grams per tonne
ha	hectare
kcal/kg	kilocalories per kilogram
kg/tonne or kg/t	kilograms per tonne
km	kilometre
kV	kilovolt
kt	kilotonne
kdwt	thousand deadweight tonnes
m	metre
ML	megalitre
Mt	millions of tonnes
mm	millimetre
MMboe	million barrels of oil equivalent
MMBtu	million British thermal units – 1 scf of natural gas equals 1,010 Btu
MMcf/d	million cubic feet per day
Mbbl/d	thousand barrels per day
MMbbl/d	million barrels per day
MMcm/d	million cubic metres per day
mtpa	million tonnes per annum
MW	megawatt
psi	pounds per square inch
ppm	parts per million
scf	standard cubic feet
t	tonne
TJ	terajoule
TJ/d	terajoules per day
tpa	tonnes per annum
tpd	tonnes per day
tph	tonnes per hour
wmt	wet metric tonnes

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

In addition, BHP Billiton Limited and BHP Billiton Plc are listed on the New York Stock Exchange (NYSE) in the United States. Trading on the NYSE is via American Depositary Shares (ADSs), each representing two ordinary shares evidenced by American Depositary Receipts (ADRs). Citibank N.A. (Citibank) is the Depositary for both ADR programs. BHP Billiton Limited’s ADSs have been listed for trading on the NYSE (ticker BHP) since 28 May 1987 and BHP Billiton Plc’s since 25 June 2003 (ticker BBL).

11.2    Share ownership

Share capital

The details of the share capital for both BHP Billiton Limited and BHP Billiton Plc are presented in note 19 ‘Share capital’ in the financial statements.

Major shareholders

The tables in sections 7.20 and 7.21 of this Annual Report present information pertaining to the shares in BHP Billiton Limited and BHP Billiton Plc held by Directors and members of the Group Management Committee (GMC).

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

Title of class	Identity of person or group	Date of notice received	Date of change	Number owned		Percentage of total voting rights (1)
						2012	2011	2010
Ordinary shares	BlackRock Investment Management (Australia) Limited	4 January 2010	2 December 2009	161,178,004	(2)	5.02%	5.73%	5.48%

(1)

The percentages quoted are based on the total voting rights of BHP Billiton Limited as at the date of the Annual Report each year of 3,211,691,105 (2012), 3,211,691,105 (2011) and 3,358,359,496 (2010).

(2)

On 2 December 2009, BlackRock Investment Management (Australia) Limited disclosed a holding in BHP Billiton Limited of 183,990,864 shares; on 30 March 2012 a subsequent disclosure to the SEC under Schedule 13G of the Securities Exchange Act of 1934 notified its holding was 161,178,004 shares.

BHP Billiton Plc

The following table shows holdings of three per cent or more of voting rights in BHP Billiton Plc’s shares as notified to BHP Billiton Plc under the UK Disclosure and Transparency Rule 5. (1)

Title of class	Identity of person or group	Date of last notice		Number owned	Percentage of total voting rights (2)
		Date received	Date of change		2012	2011	2010
Ordinary shares	Legal & General Group Plc (3)	17 February 2010	16 February 2010	88,103,187	4.17%	4.17%	3.99%
Ordinary shares	BlackRock, Inc.	3 December 2009	1 December 2009	213,014,043	10.08%	10.08%	9.65%

(1)

Other than as disclosed to the relevant stock exchanges, there has been no change in the holdings of three per cent or more of the voting rights in BHP Billiton Plc’s shares notified to BHP Billiton Plc as at the date of this Report.

(2)

The percentages quoted are based on the total voting rights of BHP Billiton Plc as at the date of the Annual Report each year of 2,112,071,796 (2012), 2,112,071,796 (2011) and 2,207,007,544 (2010) respectively.

(3)	The notification received from Legal & General Group Plc was a group disclosure covering the interests of Legal & General Group Plc and its subsidiaries.

The following table shows holdings of Directors and members of the GMC of BHP Billiton Plc who were in office as at 30 June 2012, as a group, of BHP Billiton Plc’s voting securities as at that date. (1)

Title of class	Identity of person or group	Number owned	Percentage of total voting rights at 30 June 2012 (2)
Ordinary shares	Directors and Executives as a group	1,119,552	0.05%

(1)	As at the date of this Report, the Directors and members of the GMC who were in office at 30 June 2012 held 0.05 per cent of the total voting rights of BHP Billiton Plc (Number owned: 1,119,552).

(2)

The percentages quoted are based on the total voting rights of BHP Billiton Plc of 2,112,071,796. Total voting rights represent issued fully paid shares less 24,113,658 shares held by BHP Billiton Plc as Treasury shares (which excludes shares held by Employee Share Ownership Plan trusts).

Twenty largest shareholders as at 24 August 2012 (as named on the Register of Shareholders)

BHP Billiton Limited		Number of fully paid shares	% of issued capital
1.	HSBC Custody Nominees (Australia) Limited	541,484,877	16.86
2.	J P Morgan Nominees Australia Limited	391,041,657	12.17
3.	National Nominees Limited	310,249,002	9.66
4.	Citicorp Nominees Pty Limited <BHP Billiton ADR Holders A/C>	210,643,506	6.56
5.	Citicorp Nominees Pty Ltd	108,559,508	3.38
6.	J P Morgan Nominees Australia Limited <Cash Income A/C>	61,718,183	1.92
7.	BNP Paribas Noms Pty Ltd <Master Cust DRP>	51,209,464	1.59
8.	Citicorp Nominees Pty Limited <Colonial First State Inv A/C>	40,380,848	1.26
9.	AMP Life Limited	28,294,856	0.88
10.	UBS Wealth Management Australia Nominees Pty Ltd	14,962,107	0.47
11.	BNP Paribas Noms Pty Ltd <SMP Accounts DRP>	14,472,157	0.45
12.	HSBC Custody Nominees (Australia) Limited <NT-Comnwlth Super Corp A/C>	14,069,216	0.44
13.	Australian Foundation Investment Company Limited	13,990,941	0.44
14.	BNP Paribas Noms Pty Ltd <DRP>	8,061,704	0.25
15.	ARGO Investments Limited	8,024,309	0.25
16.	Perpetual Trustee Company Limited	7,569,447	0.24
17.	Queensland Investment Corporation	6,532,033	0.20
18.	Computershare Nominees CI Ltd <ASX Shareplus Control A/C>	6,304,718	0.20
19.	Navigator Australia Ltd <MLC Investment Sett A/C>	5,536,830	0.17
20.	HSBC Custody Nominees (Australia) Limited-GSCO ECA	4,977,142	0.15

		1,848,082,505	57.54

BHP Billiton Plc		Number of fully paid shares	% of issued capital
1.	PLC Nominees (Proprietary) Limited	445,927,020	20.87
2.	GEPF Equity	87,131,000	4.08
3.	Chase Nominees Limited <LEND>	81,214,887	3.80
4.	State Street Nominees Limited <OM02>	79,337,339	3.71
5.	State Street Nominees Limited <OM04>	60,946,499	2.85
6.	Chase Nominees Limited	59,957,871	2.81
7.	National City Nominees Limited	53,628,525	2.51
8.	The Bank of New York (Nominees) Limited	51,279,766	2.40
9.	Nortrust Nominees Limited	48,871,754	2.29
10.	HSBC Global Custody Nominee (UK) Limited <357206>	48,764,772	2.28
11.	Vidacos Nominees Limited <CLRLUX2>	39,420,670	1.85
12.	Lynchwood Nominees Limited <2006420>	37,044,855	1.73
13.	BNY Mellon Nominees Limited <BSDTGUSD>	35,974,030	1.68
14.	State Street Nominees Limited <OD64>	34,455,911	1.61
15.	Nortrust Nominees Limited <SLEND>	33,820,946	1.58
16.	Industrial Development Corporation	33,804,582	1.58
17.	Nutraco Nominees Limited <781221>	30,000,000	1.40
18.	Chase Nominees Limited <BGILIFEL>	25,092,618	1.18
19.	BNY Mellon Nominees Limited <BSDTGABN>	24,023,949	1.12
20.	State Street Nominees Limited <GB01>	18,688,842	0.88

		1,329,385,836	62.21

United States share ownership as at 30 June 2012

	BHP Billiton Limited					BHP Billiton Plc
	Shareholders Numbers	%	Shares Numbers		% of issued capital	Shareholders Numbers	%	Shares Numbers		% of issued capital
Classification of holder
Registered holders of voting securities	1,857	0.31	5,977,980		0.19	68	0.31	142,535		0.01
ADR holders	1,173	0.20	205,795,552	(a)	6.41	188	0.86	55,634,652	(b)	2.60

(a)	These shares translate to 102,897,776 ADRs.

(b)	These shares translate to 27,817,326 ADRs.

Distribution of shareholders and shareholdings as at 24 August 2012

	BHP Billiton Limited				BHP Billiton Plc
	Shareholders Numbers	%	Shares Numbers	%	Shareholders Numbers	%	Shares Numbers	%
Registered address
Australia	575,715	96.14	3,140,244,650	97.77	317	1.45	2,049,670	0.09
New Zealand	14,213	2.38	37,499,317	1.17	34	0.16	115,825	0.01
United Kingdom	3,232	0.54	10,105,018	0.31	18,934	86.75	1,667,838,452	78.08
United States	1,856	0.31	5,974,191	0.19	72	0.33	231,700	0.01
South Africa	138	0.02	242,518	0.01	1,417	6.49	461,660,906	21.61
Other	3,659	0.61	17,625,411	0.55	1,052	4.82	4,288,901	0.20

Total	598,813	100.00	3,211,691,105	100.00	21,826	100.00	2,136,185,454	100.00

	BHP Billiton Limited				BHP Billiton Plc
	Shareholders Numbers	%	Shares Numbers (a)%		Shareholders Numbers	%	Shares Numbers (a)%
Size of holding
1 – 500 (b)	268,302	44.80	61,036,465	1.90	11,706	53.63	2,952,196	0.14
501 – 1,000	114,682	19.15	88,837,076	2.77	4,476	20.51	3,313,128	0.15
1,001 – 5,000	167,440	27.96	376,466,930	11.72	3,597	16.48	7,350,586	0.34
5,001 – 10,000	27,887	4.66	197,114,687	6.14	440	2.02	3,153,485	0.15
10,001 – 25,000	15,197	2.54	228,596,657	7.12	373	1.71	6,004,460	0.28
25,001 – 50,000	3,392	0.56	115,836,624	3.61	216	0.99	7,808,822	0.37
50,001 – 100,000	1,240	0.21	85,132,865	2.65	249	1.14	17,892,988	0.84
100,001 – 250,000	482	0.08	70,384,524	2.19	255	1.17	41,673,162	1.95
250,001 – 500,000	102	0.02	35,549,086	1.11	178	0.81	64,560,837	3.02
500,001 – 1,000,000	30	0.01	20,929,204	0.65	122	0.56	83,575,257	3.91
1,000,001 and over	59	0.01	1,931,806,987	60.14	214	0.98	1,897,900,533	88.85

Total	598,813	100.00	3,211,691,105	100.00	21,826	100.00	2,136,185,454	100.00

(a)	One share entitles the holder to one vote.

(b)	Number of BHP Billiton Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$33.09 as at 24 August 2012 was 6,825.

	BHP Billiton Limited				BHP Billiton Plc
	Shareholders Numbers	%	Shares Numbers	%	Shareholders Numbers	%	Shares Numbers	%
Classification of holder
Corporate	139,668	23.32	2,237,717,117	69.67	11,997	54.97	2,121,772,599	99.33
Private	459,145	76.68	973,973,988	30.33	9,829	45.03	14,412,855	0.67

Total	598,813	100.00	3,211,691,105	100.00	21,826	100.00	2,136,185,454	100.00

11.3    Dividends

Policy

We have a progressive dividend policy that seeks to steadily increase or at least to maintain the dividend in US dollars at each half yearly payment.

We declare our dividends and other distributions in US dollars as it is our main functional currency. BHP Billiton Limited pays its dividends in Australian dollars, UK pounds sterling, New Zealand dollars or US dollars, depending on the country of residence of the shareholder. BHP Billiton Plc pays its dividends in UK pounds sterling to shareholders registered on its principal register in the United Kingdom and in South African rand to shareholders registered on its branch register in South Africa. If shareholders on the United Kingdom register wish to receive dividends in US dollars they must complete an appropriate election form and return it to the BHP Billiton Share Registrar no later than close of business on the Dividend Record Date.

Payments

BHP Billiton Limited shareholders may have their cash dividends paid directly into a nominated bank, building society or credit union, depending on the shareholder’s country of residence as shown below.

Country where shareholder is resident	Financial institution
Australia	Bank, building society, credit union
United Kingdom	Bank, building society
New Zealand	Bank
United States	Bank

Shareholders from the abovementioned locations who do not provide their direct credit details and shareholders with registered addresses outside Australia, the United Kingdom, New Zealand and the United States will receive dividend payments by way of a cheque in Australian dollars.

BHP Billiton Plc shareholders may have their cash dividends paid directly into a bank or building society by completing a dividend mandate form which is available from the BHP Billiton Share Registrar in the United Kingdom or South Africa.

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

BHP Billiton Limited

		Ordinary shares		American Depositary Shares (1)
	BHP Billiton Limited	High A$	Low A$	High US$	Low US$
	FY2007	35.38	23.86	60.39	36.19
	FY2008	49.55	31.00	95.00	52.27
	FY2009	44.40	21.10	82.86	24.62
	FY2010	44.63	32.14	82.86	49.54
FY2011	First quarter	41.55	36.98	76.97	62.42
	Second quarter	46.47	39.46	92.92	76.38
	Third quarter	47.36	42.97	96.02	84.88
	Fourth quarter	49.55	41.36	102.68	88.38
FY2012	First quarter	44.95	33.95	96.80	66.44
	Second quarter	38.69	33.86	83.60	64.42
	Third quarter	38.21	34.05	82.15	70.70
	Fourth quarter	36.25	30.60	75.50	60.87

		Ordinary shares		American Depositary Shares (1)
	BHP Billiton Limited	High A$	Low A$	High US$	Low US$
	Month of January 2012	37.67	34.80	80.42	72.45
	Month of February 2012	38.21	35.20	82.15	76.07
	Month of March 2012	35.69	34.05	77.26	70.70
	Month of April 2012	35.55	33.59	74.30	68.99
	Month of May 2012	36.25	31.46	75.50	61.53
	Month of June 2012	32.64	30.60	66.98	60.87
	Month of July 2012	32.47	30.18	66.99	61.84
	Month of August 2012	33.41	31.30	69.91	64.98

(1)	Each ADS represents the right to receive two BHP Billiton Limited ordinary shares.

The total market capitalisation of BHP Billiton Limited at 30 June 2012 was A$101.0 billion (US$101.4 billion equivalent), which represented approximately 7.72 per cent of the total market capitalisation of all companies listed on the ASX. The closing price for BHP Billiton Limited ordinary shares on the ASX on that date was A$31.45.

BHP Billiton Plc

		Ordinary shares		American Depositary Shares (1)
	BHP Billiton Plc	High UK pence	Low UK pence	High US$	Low US$
	FY2007	1,390.00	853.00	56.40	33.20
	FY2008	2,196.00	1,183.00	85.62	47.83
	FY2009	1,841.00	752.50	74.18	21.16
	FY2010	2,334.50	1,287.50	70.95	41.88
FY2011	First quarter	2,038.50	1,684.50	64.61	51.61
	Second quarter	2,616.00	2,026.50	80.91	64.18
	Third quarter	2,561.00	2,213.50	82.38	70.53
	Fourth quarter	2,631.50	2,244.00	85.47	72.95
FY2012	First quarter	2,521.50	1,731.50	80.69	53.08
	Second quarter	2,109.00	1,667.00	67.98	51.30
	Third quarter	2,206.50	1,877.50	69.96	59.99
	Fourth quarter	2,039.00	1,681.00	65.55	52.20

		Ordinary shares		American Depositary Shares (1)
	BHP Billiton Plc	High UK pence	Low UK pence	High US$	Low US$
	Month of January 2012	2,199.50	1,947.50	68.40	60.26
	Month of February 2012	2,206.50	2,023.00	69.96	64.19
	Month of March 2012	2,048.00	1,877.50	65.21	59.99
	Month of April 2012	1,974.50	1,831.50	64.36	58.22
	Month of May 2012	2,039.00	1,681.00	65.55	52.50
	Month of June 2012	1,875.50	1,694.50	58.61	52.20
	Month of July 2012	1,880.00	1,751.00	59.23	54.76
	Month of August 2012	1,991.50	1,836.00	62.59	57.61

(1)	Each ADS represents the right to receive two BHP Billiton Plc ordinary shares.

The total market capitalisation of BHP Billiton Plc at 30 June 2012 was £38.1 billion (US$59.2 billion equivalent), which represented approximately 2.10 per cent of the total market capitalisation of all companies listed on the LSE. The closing price for BHP Billiton Plc ordinary shares on the LSE on that date was £18.06.

11.5    American Depositary Receipts fees and charges

We have American Depositary Receipts (ADR) programs for BHP Billiton Limited and BHP Billiton Plc.

Depositary fees

Citibank serves as the depositary bank for both of our ADR programs. ADR holders agree to the terms in the deposit agreement filed with the SEC for depositing ADSs or surrendering shares for cancellation and for certain services as provided by Citibank. Holders are required to pay all fees for general depositary services provided by Citibank in each of our ADR programs, as set forth in the tables below.

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

Fees payable by the Depositary to the Issuer

Citibank has provided BHP Billiton net reimbursement of US$1.6 million in FY2012 for ADR program-related expenses for both of BHP Billiton’s ADR programs (FY2011 US$2.0 million). ADR program-related expenses include legal and accounting fees, listing fees, expenses related to investor relations in the United States, fees payable to service providers for the distribution of material to ADR holders, expenses of Citibank as administrator of the ADS Direct Plan and expenses to remain in compliance with applicable laws.

Citibank has further agreed to waive other ADR program-related expenses for FY2012 amounting to less than US$0.02 million which are associated with the administration of the ADR programs (FY2011 less than US$0.02 million).

Our ADR programs trade on the NYSE under the stock tickers BHP and BBL for the BHP Billiton Limited and BHP Billiton Plc programs respectively. As of 30 June 2012, there were 102,897,776 shares outstanding in the BHP Billiton Limited ADR program and 27,817,326 shares outstanding in the BHP Billiton Plc ADR program. Both of the ADR programs have a 2:1 ordinary shares to ADR ratio.

11.6    Taxation

The taxation discussion below describes the material Australian, UK and US federal income tax consequences to a US holder of owning BHP Billiton Limited ordinary shares or ADSs or BHP Billiton Plc ordinary shares or ADSs. The discussion below also outlines the potential South African tax issues for US holders of BHP Billiton Plc shares that are listed on the Johannesburg Stock Exchange (JSE).

The following discussion is not relevant to non-US holders of BHP Billiton Limited ordinary shares or ADSs or BHP Billiton Plc ordinary shares or ADSs. By its nature the commentary below is of a general nature and we recommend that holders of ordinary shares or ADSs consult their own tax advisers regarding the Australian, UK, South African and US federal, state and local tax and other tax consequences of owning and disposing of ordinary shares and ADSs in their particular circumstances.

For purposes of this commentary, a US holder is a beneficial owner of ordinary shares or ADSs who is, for US federal income tax purposes:

(i)	a citizen or resident alien of the US;

(ii)	a corporation (or other entity treated as a corporation for US federal income tax purposes) that is created or organised under the laws of the US or any political subdivision thereof;

(iii)	an estate the income of which is subject to US federal income taxation regardless of its source; or

(iv)	a trust:

(a)	if a court within the US is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of its substantial decisions; or

(b)	that has made a valid election to be treated as a US person for tax purposes.

This discussion of material tax consequences for US holders is based on the Australian, UK, US and South African laws currently in effect, the published practice of tax authorities in those jurisdictions and the double taxation treaties and conventions currently in existence. These laws are subject to change, possibly on a retroactive basis.

US holders in BHP Billiton Limited

(a) Australian taxation

In this section, references to ‘resident’ and ‘non-resident’ refer to residence status for Australian income tax purposes.

Dividends

Dividends (including other distributions treated as dividends for Australian tax purposes) paid by BHP Billiton Limited to an Australian resident US holder, or whose holding is effectively connected with:

•	a permanent establishment in Australia; or

•	a fixed base in Australia from which they perform personal services;

may be subject to income tax.

Under the Tax Convention between Australia and the US as to the Avoidance of Double Taxation (the Australian Tax Treaty), dividends paid by BHP Billiton Limited to a non-resident US holder who or which is eligible for treaty benefits therein and whose holding:

•	is not effectively connected with a permanent establishment in Australia; or

•	in the case of a non-resident US holder who performs independent personal services from a ‘fixed base’ situated therein, is not connected with that ‘fixed base’;

may be subject to Australian withholding tax at a rate not exceeding 15 per cent of such gross dividend. For such a non-resident:

•

where fully franked dividends are paid to non-residents they are not subject to withholding tax. The payment of Australian income tax by BHP Billiton Limited generates a ‘franking credit’ for the company. Broadly, an amount of tax paid by the company flows through to shareholders (as a franking credit) when the company pays a dividend which is franked by the company.

•

dividends paid to non-residents of Australia are also exempt from withholding tax to the extent to which such dividends are declared by BHP Billiton Limited to be conduit foreign income (CFI). CFI is made up of certain amounts that are earned by BHP Billiton Limited that are not subject to tax in Australia, such as dividends remitted to Australia by foreign subsidiaries.

•	any part of a dividend paid to a US holder that is not ‘franked’ and is not CFI will generally be subject to Australian withholding tax unless a specific exemption applies.

Sale of ordinary shares and ADSs

A US holder who or which is a resident of Australia (other than certain temporary residents) may be liable for income tax on any profit on disposal of ordinary shares or ADSs, or Australian capital gains tax on any gain on disposal of ordinary shares or ADSs acquired after 19 September 1985.

Income or other tax is payable on any profit on disposal of ordinary shares or ADSs held by non-resident US holder where the profit is of an income nature and sourced in Australia, or the sale is subject to Australian capital gains tax because the ordinary shares or ADSs are ‘taxable Australian property’.

If the profit on sale is of an income nature, and the non-resident US holder is subject to the Australian Tax Treaty, the non-resident US holder should note that under the Australian Tax Treaty, Australia reserves the right to tax certain income, including:

•	business profits of an enterprise attributable to a permanent establishment situated in Australia through which the enterprise carries on business in Australia;

•

income from the alienation of property that forms part of the business property of a permanent establishment an enterprise has in Australia, or pertains to a fixed base available to a non-resident US holder in Australia for the purpose of performing independent personal services;

•

income derived from the disposition of shares in a company, the assets of which consist wholly or principally of real property (which includes rights to exploit or to explore for natural resources) situated in Australia, whether such assets are held directly, or indirectly through one or more interposed entities.

The Australian Government has announced proposals to exempt certain categories of non-resident investors from tax on profits of an income nature on disposals of portfolio interests in Australian public companies, including where ordinary shares or ADSs are held through a non-resident managed fund, with effect from 1 July 2011 (or earlier, in some cases). However, these reforms are not yet law.

If the profit on sale is not of an income nature, there will be no liability to tax unless capital gains tax applies. Australian capital gains tax will not generally apply to a disposal of the ordinary shares or ADSs by a non-resident US holder unless the shares or ADSs have been acquired after 19 September 1985 and:

•	the ordinary shares or ADSs have been used by the US holder in carrying on a trade or business through a permanent establishment in Australia; or

•

the US holder (together with associates) directly or indirectly owns or owned 10 per cent or more of the issued share capital of BHP Billiton Limited at the time of the disposal or throughout a 12-month period during the two years prior to the time of disposal and, at the time of the disposal, the sum of the market values of BHP Billiton Limited’s assets that are taxable Australian real property (held directly or through interposed entities) exceeds the sum of the market values of BHP Billiton Limited’s assets (held directly or through interposed entities) that are not taxable Australian real property at that time (real property, for these purposes, includes mining, quarrying or prospecting rights in respect of minerals, petroleum or quarry materials situated in Australia); or

•	the US holder is an individual who elected on becoming a non-resident of Australia to continue to have the ordinary shares or ADSs subject to Australian capital gains tax.

Stamp duty, gift, estate and inheritance tax

Australia does not impose any stamp duty, gift, estate or inheritance taxes in relation to gifts of shares or ADSs or upon the death of a shareholder.

(b) US taxation

This section describes the material US federal income tax consequences to a US holder of owning ordinary shares or ADSs. It applies only to ordinary shares or ADSs that are held as capital assets for tax purposes. This section does not apply to a holder of ordinary shares or ADSs that is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, a tax-exempt organisation, a life insurance company, a person liable for alternative minimum tax, a person who actually or constructively owns 10 per cent or more of the voting stock of BHP Billiton Limited, a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, a person that purchases or sells ordinary shares or ADSs as part of a wash sale for tax purposes, or a person whose functional currency is not the US dollar.

If a partnership holds the ordinary shares or ADSs, the US federal income tax treatment of a partner generally will depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ordinary shares or ADSs should consult its tax adviser with regard to the US federal income tax treatment of an investment in the ordinary shares or ADSs.

This section is part based on the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

In general, for US federal income tax purposes, a holder of ADSs will be treated as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, generally will not be subject to US federal income tax.

Dividends

Under US federal income tax laws and subject to the passive foreign investment company (PFIC) rules discussed below, a US holder must include in its gross income the amount of any dividend paid by BHP Billiton Limited out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) plus any Australian tax withheld from the dividend payment even though the holder does not receive it. The dividend is taxable to the holder when the holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend.

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

Subject to certain limitations, Australian tax withheld in accordance with the Australian Treaty and paid over to Australia will be creditable against an individual’s US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are taxed at the capital gains rate. To the extent a refund of the tax withheld is available to a US holder under Australian law or under the Australian Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the holder’s US federal income tax liability. A US holder that does not elect to claim a US foreign tax credit may instead claim a deduction for Australian income tax withheld, but only for a taxable year in which the US holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year.

Dividends will be income from sources outside the US, and generally will be ‘passive category’ income or, for certain taxpayers, ‘general category’ income, which are treated separately from each other for the purpose of computing the foreign tax credit allowable to a US holder. In general, a taxpayer’s ability to use foreign tax credits may be limited and is dependent on the particular circumstances. US holders should consult their own tax advisers with respect to these matters.

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

US Holders in BHP Billiton Plc

(a) UK taxation

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

An individual who ceases to be a resident in the UK for tax purposes while owning shares or ADSs and then disposes of those shares or ADSs while not a UK resident may become subject to UK tax on capital gains if he/she subsequently becomes treated as a UK resident again before five complete UK tax years of non-UK residence have elapsed from the date he/she left the UK. In this situation US holders will generally be entitled to claim US tax paid on such a disposition as a credit against any corresponding UK tax payable.

UK inheritance tax

Under the current UK – US Inheritance and Gift Tax Treaty, ordinary shares or ADSs held by a US holder who is domiciled for the purposes of the UK – US Inheritance and Gift Tax Treaty in the US, and is not for the purposes of the UK – US Inheritance and Gift Tax Treaty a national of the UK, will generally not be subject to UK inheritance tax on the individual’s death or on a chargeable gift of the ordinary shares or ADSs during the individual’s lifetime, provided that any applicable US federal gift or estate tax liability is paid, unless the ordinary shares or ADSs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. Where the ordinary shares or ADSs have been placed in trust by a settlor who, at the time of settlement, was a US resident shareholder, the ordinary shares or ADSs will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the US and was a UK national. In the exceptional case where the ordinary shares or ADSs are subject to both UK inheritance tax and US federal gift or estate tax, the UK – US Inheritance and Gift Tax Treaty generally provides for double taxation to be relieved by means of credit relief.

UK stamp duty and stamp duty reserve tax

Under applicable legislation, UK stamp duty or stamp duty reserve tax (SDRT) is, subject to certain exemptions, payable on any issue or transfer of shares to the Depositary or their nominee where those shares are for inclusion in the ADR program at a rate of 1.5 per cent of their price (if issued), the amount of any consideration provided (if transferred on sale) or their value (if transferred for no consideration). However, from 1 October 2009, this 1.5 per cent charge has generally ceased to apply to issues of shares into EU depositary receipt systems and into EU clearance systems. Further, the First-tier Tribunal has recently held that the 1.5 per cent SDRT charge on a transfer of shares to an issuer of American Depositary Receipts (ADRs) (as an integral part of a fresh capital raising) was incompatible with European Union law. Her Majesty’s Revenue and Customs has confirmed that it will no longer seek to impose the 1.5 per cent SDRT charge on the issue of shares to a depositary receipt issuer or a clearance service outside the European Union. The law in this area may still be susceptible to change. We recommend advice should be sought in relation to paying the 1.5 per cent SDRT or stamp duty charge in any circumstances.

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

(b) US taxation

This section describes the material US federal income tax consequences to a US holder of owning ordinary shares or ADSs. It applies only to ordinary shares or ADSs that are held as capital assets for tax purposes. This section does not apply to a holder of ordinary shares or ADSs that is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities who elects to use a mark-to-market method of accounting for its securities holdings, a tax-exempt organisation, a life insurance company, a person liable for alternative minimum tax, a person who actually or constructively owns 10 per cent or more of the voting stock of BHP Billiton Plc, a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, a person that purchases or sells ordinary shares or ADSs as part of a wash sale for tax purposes, or a person whose functional currency is not the US dollar.

If a partnership holds the ordinary shares or ADSs, the US federal income tax treatment of a partner generally will depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ordinary shares or ADSs should consult its tax adviser with regard to the US federal income tax treatment of an investment in the ordinary shares or ADSs.

This section is in part based on the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

In general, for US federal income tax purposes, a holder of ADSs will be treated as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares generally will not be subject to US federal income tax.

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

Dividends will be income from sources outside the US, and generally will be ‘passive category’ income or, for certain taxpayers, ‘general category’ income, which are treated separately from each other for the purpose of computing the foreign tax credit allowable to a US holder. In general, a taxpayer’s ability to use foreign tax credits may be limited and is dependent on the particular circumstances. US holders should consult their own tax advisers with respect to these matters.

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

(c) South African Taxation

Dividends

As from 1 April 2012, it is possible that US holders of BHP Billiton Plc shares or ADS that remain South African residents may be subject to South African withholding tax on any dividends received from shares listed on the JSE.

No South African Dividends Tax is required to be withheld from dividends provided the dividends are paid to non-South African tax resident shareholders or South African tax resident corporate shareholders (including South African pension funds). These types of shareholders will generally be required to provide declarations to the regulated intermediaries making dividend payments to them to ensure no Dividend Tax is withheld.

However, Dividend Tax is required to be withheld on dividends paid on ordinary shares and ADSs of BHP Billiton Plc listed on the JSE, where such dividends are paid to South African tax resident shareholders who are natural persons (individuals) or trusts, other than closure rehabilitation trusts. Except for certain exclusions, generally speaking such dividends paid to South African tax resident natural persons or trusts are not taxable under the South African law as the withholding tax is considered a final and non-creditable levy.

Sale of ordinary shares and ADSs

US holders will not be liable for South African tax on capital gains realised on the disposal of ordinary shares or ADSs unless:

•	such US Holders are tax resident in South Africa;

•

the shares or ADSs are held in a company, where 80 per cent or more of the market value of those shares or ADSs is attributable (at the time of disposal of those shares or ADSs) directly or indirectly to immovable property situated in South Africa, held otherwise than as trading stock; or

•	the US holder’s interest (the shares or ADSs in BHP Billiton Plc) is attributable to a permanent establishment which the US holder has in South Africa.

A US holder who holds ordinary shares or ADSs connected to a permanent establishment in South Africa will recognise a capital gain or loss for South African income tax purposes equal to the difference between the Rand value of the amount realised and the holder’s tax basis, determined in Rand, in those ordinary shares or ADSs.

The holder’s tax basis will generally be equal to the cost that was incurred to acquire the shares, if such shares were acquired after 1 October 2001. The capital gain of a non-resident’s permanent establishment in South Africa will be taxed at an effective rate of 18.6 per cent.

Securities Transfer Tax

South African Securities Transfer Tax is levied at 0.25 per cent in respect of the transfer of ordinary shares or ADSs. The tax is levied on the amount of consideration at which the ordinary share or ADS is transferred or, where no value is declared, the closing price of the ordinary shares or ADSs. The tax is borne by the person to whom that ordinary share or ADS is transferred.

11.7    Ancillary information for our shareholders

Information for BHP Billiton Limited and BHP Billiton Plc shareholders is provided in the BHP Billiton Group Annual Report 2012 and the Summary Review 2012.

The Annual Report provides the detailed financial data and information on the BHP Billiton Group’s performance required to comply with the reporting regimes in Australia, the United Kingdom and the United States. There are no specific disclosure requirements for the Summary Review, which is published as a communication for shareholders.

Shareholders of BHP Billiton Limited will receive a copy of the Annual Report or the Summary Review if they have requested a copy. Shareholders of BHP Billiton Plc will receive the Annual Report if they have requested a copy. ADR holders may view all documents online at www.bhpbilliton.com or opt to receive a hard copy by application to Citibank Shareholder Services, details as listed on the inside back cover of the Annual Report.

Change of shareholder details and enquiries

Shareholders wishing to contact BHP Billiton on any matter relating to their shares or ADR holdings are invited to telephone the appropriate office of the BHP Billiton Share Registrar or Transfer Office listed on the inside back cover of the Annual Report.

Any change in shareholding details should be notified by the shareholder to the relevant Registrar in a timely manner.

Shareholders can also access their current shareholding details and change many of those details online at www.bhpbilliton.com. The website requires shareholders to quote their Shareholder Reference Number (SRN) or Holder Identification Number (HIN) in order to access this information.

Alternative access to the Annual Report and Summary Review

We offer an alternative for all shareholders who wish to be advised of the availability of the Annual Report and Summary Review through our website via an email notification. By providing an email address through our website, shareholders will be notified by email when the Annual Report and Summary Review have been released. Shareholders will also receive notification of other major BHP Billiton announcements by email. Shareholders requiring further information or to make use of this service, should visit our website www.bhpbilliton.com.

ADR holders wishing to receive a hard copy of the Annual Report 2012 can do so by accessing citibank.ar.wilink.com or by calling Citibank Shareholder Services during business hours. ADR holders may also contact the adviser that administers their investments. Holders of BHP Billiton Plc shares dematerialised into STRATE should liaise directly with their Central Securities Depository Participant (CSDP) or broker.

Key dates for shareholders

The following table sets out future dates in the next financial and calendar year of interest to our shareholders. If there are any changes to these dates, all relevant stock exchanges (see section 11.1) will be notified.

Date	Event
28 September 2012	Final Dividend Payment Date

25 October 2012

BHP Billiton Plc Annual General Meeting in London

Venue:

The Queen Elizabeth II Conference Centre

Broad Sanctuary

Westminster

London SW1P 3EEUK

Time: 11.00am (local time)

Details of the business of the meeting are contained in the separate Notice of Meeting

29 November 2012

BHP Billiton Limited Annual General Meeting in Sydney

Venue:

Sydney Convention Centre

Darling Harbour

Sydney

Australia

Time: 10.30am (local time)

Details of the business of the meeting are contained in the separate Notice of Meeting

20 February 2013	Interim Results Announced

8 March 2013	Interim Dividend Record Date

28 March 2013	Interim Dividend Payment Date

21 August 2013	Annual Results Announced

Corporate Directory

BHP Billiton Group Registered Offices

BHP Billiton Limited

Australia

BHP Billiton Centre

180 Lonsdale Street

Melbourne VIC 3000

Telephone 1300 554 757 (within Australia)

+61 3 9609 3333 (outside Australia)

Facsimile +61 3 9609 3015

BHP Billiton Plc

United Kingdom

Neathouse Place

London SW1V 1BH

Telephone +44 20 7802 4000

Facsimile +44 20 7802 4111

Group Company Secretary

Jane McAloon

BHP Billiton Corporate Centres

South Africa

6 Hollard Street

Marshalltown

Johannesburg 2107

Telephone +27 11 376 9111

Facsimile +27 11 838 4716

Chile

Avenida Americo Vespucio Sur # 100

Piso 7

Las Condes 756999

Santiago

Telephone +56 2 330 5000

Facsimile +56 2 207 6509

United States

1360 Post Oak Boulevard, Suite 150

Houston, TX 77056-3020

Telephone +1 713 961 8500

Facsimile +1 713 961 8400

Marketing Offices

Singapore

10 Marina Boulevard #50-01

Marina Bay Financial Centre, Tower 2

Singapore 018983

Telephone +65 6421 6000

Facsimile +65 6421 7000

Belgium

BHP Billiton Diamonds (Belgium) N.V.

Hoveniersstraat 30

2018 Antwerp

Telephone +32 3 201 1090

Facsimile +32 3 213 0846

Share Registrars and Transfer Offices

Australia

BHP Billiton Limited Registrar

Computershare Investor Services Pty Limited

Yarra Falls, 452 Johnston Street

Abbotsford VIC 3067

Postal Address – GPO Box 2975

Melbourne VIC 3001

Telephone 1300 656 780 (within Australia)

+61 3 9415 4020 (outside Australia)

Facsimile +61 3 9473 2460

Email enquiries:

www.investorcentre.com/bhp

United Kingdom

BHP Billiton Plc Registrar

Computershare Investor Services PLC

The Pavilions, Bridgwater Road

Bristol BS99 6ZZ

Telephone +44 844 472 7001

Facsimile +44 870 703 6101

Email enquiries:

www.investorcentre.co.uk/contactus

South Africa

BHP Billiton Plc Branch Register

and Transfer Secretary

Computershare Investor Services

(Pty) Limited

70 Marshall Street

Johannesburg 2001

Postal Address – PO Box 61051

Marshalltown 2107

Telephone +27 11 373 0033

Facsimile +27 11 688 5218

Email enquiries:

web.queries@computershare.co.za

Holders of shares dematerialised

into STRATE should contact their

CSDP or stockbroker.

New Zealand

Computershare Investor Services Limited

Level 2/159 Hurstmere Road

Takapuna North Shore City

Postal Address – Private Bag 92119

Auckland 1142

Telephone +64 9 488 8777

Facsimile +64 9 488 8787

United States

Computershare Trust Company, N.A.

250 Royall Street

Canton, MA 02021

Postal Address – PO Box 43078

Providence, RI 02940-3078

Telephone +1 888 404 6340

(toll-free within US)

Facsimile +1 312 601 4331

ADR Depositary, Transfer Agent and Registrar

Citibank Shareholder Services

PO Box 43077

Providence, RI 02940-3077

Telephone +1 781 575 4555 (outside of US) +1 877 248 4237 (+1-877-CITIADR)

(toll-free within US)

Facsimile +1 201 324 3284

Email enquiries:

citibank@shareholders-online.com

Website: www.citi.com/dr

BHP Billiton is a Dual Listed Company comprising BHP Billiton Limited and BHP Billiton Plc. The two entities continue to exist as separate companies but operate as a combined Group known as BHP Billiton.

The headquarters of BHP Billiton Limited and the global headquarters of the combined BHP Billiton Group are located in Melbourne, Australia. BHP Billiton Plc is located in London, UK. Both companies have identical Boards of Directors and are run by a unified management team. Throughout this Report, the Boards are referred to collectively as the Board. Shareholders in each company have equivalent economic and voting rights in the BHP Billiton Group as a whole.

Throughout this Annual Report, the terms BHP Billiton, the Company and the Group refer to the combined group, including both BHP Billiton Limited and subsidiary companies and BHP Billiton Plc and subsidiary companies.

12    Exhibits

Exhibits marked “*” have been filed as exhibits to this annual report on Form 20-F. Remaining exhibits have been incorporated by reference as indicated.

Exhibit 1    Constitution

1.1	Constitution of BHP Billiton Limited (1)

1.2	Memorandum and Articles of Association of BHP Billiton Plc. (1)

Exhibit 4    Material Contracts

4.1	DLC Structure Sharing Agreement, dated 29 June 2001, between BHP Limited and Billiton Plc. (2)

4.2	SVC Special Voting Shares Deed, dated 29 June 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (2)

4.3	SVC Special Voting Shares Amendment Deed, dated 13 August 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (2)

4.4	Deed Poll Guarantee, dated 29 June 2001, of BHP Limited (2)

4.5	Deed Poll Guarantee, dated 29 June 2001, of Billiton Plc (2)

4.6	Form of Service Agreement for Specified Executive (referred to in this Annual Report as the Key Management Personnel) (3)

4.7	BHP Billiton Ltd Group Incentive Scheme Rules 2004, dated August 2008 (4)

4.8	BHP Billiton Ltd Long Term Incentive Plan Rules, dated November 2010 (1)

4.9	BHP Billiton Plc Group Incentive Scheme Rules 2004, dated August 2008 (4)

4.10	BHP Billiton Plc Long Term Incentive Plan Rules, dated November 2010 (1)

4.11	Agreement and Plan of Merger by and among BHP Billiton Limited, BHP Billiton Petroleum (North America) Inc., North America Holdings II Inc. and Petrohawk Energy Corporation, dated 14 July 2011. (5)

Exhibit 8    List of Subsidiaries

*8.1	List of subsidiaries of BHP Billiton Limited and BHP Billiton Plc

Exhibit 12    Certifications (section 302)

*12.1	Certification by Chief Executive Officer, Mr Marius Kloppers, dated 18 September 2012

*12.2	Certification by Chief Financial Officer, Mr Graham Kerr, dated 18 September 2012

Exhibit 13    Certifications (section 906)

*13.1	Certification by Chief Executive Officer, Mr Marius Kloppers, dated 18 September 2012

*13.2	Certification by Chief Financial Officer, Mr Graham Kerr, dated 18 September 2012

Exhibit 15    Consent of Independent Registered Public Accounting Firm

*15.1	Consent of Independent Registered Public Accounting Firms KPMG and KPMG Audit Plc for incorporation by reference of audit reports in registration statements on Form F-3 and Form S-8

Exhibit 95    Mine Safety Health Administration

*95.1	Disclosure of Mine Safety and Health Administration (“MSHA”) Safety Data.

Footnotes

(1)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2011 on 21 September 2011.

(2)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2001 on 19 November 2001.

(3)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2005 on 3 October 2005.

(4)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2008 on 15 September 2008.

(5)	Previously filed as an exhibit to BHP Billiton Limited’s tender offer statement on schedule TO on 15 July 2011.

SIGNATURE

The registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this annual report on their behalf.

BHP Billiton Limited

BHP Billiton Plc

/s/ Graham Kerr

Graham Kerr

Chief Financial Officer

Date: 18 September 2012

9    Financial Statements

9.1    Consolidated Financial Statements

9.1.1    Consolidated Income Statement for the year ended 30 June 2012

	Notes	2012	2011	2010
		US$M	US$M	US$M
Revenue
Group production		68,747	67,903	48,193
Third party products	2	3,479	3,836	4,605

Revenue	2	72,226	71,739	52,798
Other income	4	906	531	528
Expenses excluding net finance costs	5	(49,380)	(40,454)	(33,295)

Profit from operations		23,752	31,816	20,031

Comprising:
Group production		23,626	31,718	19,920
Third party products		126	98	111

		23,752	31,816	20,031

Financial income	6	225	245	215
Financial expenses	6	(955)	(806)	(674)

Net finance costs	6	(730)	(561)	(459)

Profit before taxation		23,022	31,255	19,572

Income tax expense	7	(7,238)	(6,481)	(6,112)
Royalty-related taxation (net of income tax benefit)	7	(252)	(828)	(451)

Total taxation expense	7	(7,490)	(7,309)	(6,563)

Profit after taxation		15,532	23,946	13,009

Attributable to non-controlling interests		115	298	287
Attributable to members of BHP Billiton Group		15,417	23,648	12,722

Earnings per ordinary share (basic) (US cents)	8	289.6	429.1	228.6
Earnings per ordinary share (diluted) (US cents)	8	288.4	426.9	227.8

Dividends per ordinary share – paid during the period (US cents)	9	110.0	91.0	83.0
Dividends per ordinary share – declared in respect of the period (US cents)	9	112.0	101.0	87.0

The accompanying notes form part of these financial statements.

9.1.2     Consolidated Statement of Comprehensive Income for the year ended 30 June 2012

	Notes	2012	2011	2010
		US$M	US$M	US$M
Profit after taxation		15,532	23,946	13,009
Other comprehensive income
Actuarial losses on pension and medical schemes		(250)	(113)	(38)
Available for sale investments:
Net valuation (losses)/gains taken to equity		(32)	(70)	167
Net valuation (gains)/losses transferred to the income statement		(2)	(47)	2
Cash flow hedges:
Losses taken to equity		(320)	–	(15)
Realised losses transferred to the income statement		–	–	2
Unrealised losses transferred to the income statement		205	–	–
Exchange fluctuations on translation of foreign operations taken to equity		19	19	1
Exchange fluctuations on translation of foreign operations transferred to the income statement		–	–	(10)
Tax recognised within other comprehensive income	7	89	120	111

Total other comprehensive income		(291)	(91)	220

Total comprehensive income		15,241	23,855	13,229

Attributable to non-controlling interests		117	284	294
Attributable to members of BHP Billiton Group		15,124	23,571	12,935

The accompanying notes form part of these financial statements.

9.1.3    Consolidated Balance Sheet as at 30 June 2012

	Notes	2012	2011
		US$M	US$M
ASSETS
Current assets
Cash and cash equivalents	23	4,781	10,084
Trade and other receivables	10	7,704	8,197
Other financial assets	11	282	264
Inventories	12	6,233	6,154
Assets held for sale	26	848	–
Current tax assets		137	273
Other		466	308

Total current assets		20,451	25,280

Non-current assets
Trade and other receivables	10	1,475	2,093
Other financial assets	11	1,881	1,602
Inventories	12	424	363
Property, plant and equipment	13	95,247	67,945
Intangible assets	14	5,112	1,456
Deferred tax assets	7	4,525	3,993
Other		158	188

Total non-current assets		108,822	77,640

Total assets		129,273	102,920

LIABILITIES
Current liabilities
Trade and other payables	15	12,024	9,723
Interest bearing liabilities	16	3,531	3,519
Liabilities held for sale	26	433	–
Other financial liabilities	17	200	288
Current tax payable		2,811	3,693
Provisions	18	2,784	2,256
Deferred income		251	259

Total current liabilities		22,034	19,738

Non-current liabilities
Trade and other payables	15	509	555
Interest bearing liabilities	16	24,799	12,388
Other financial liabilities	17	317	79
Deferred tax liabilities	7	5,287	2,683
Provisions	18	8,914	9,293
Deferred income		328	429

Total non-current liabilities		40,154	25,427

Total liabilities		62,188	45,165

Net assets		67,085	57,755

EQUITY
Share capital – BHP Billiton Limited	19	1,186	1,183
Share capital – BHP Billiton Plc	19	1,069	1,070
Treasury shares	19	(533)	(623)
Reserves	20	1,912	2,001
Retained earnings	20	62,236	53,131

Total equity attributable to members of BHP Billiton Group		65,870	56,762
Non-controlling interests	20	1,215	993

Total equity		67,085	57,755

The accompanying notes form part of these financial statements.

The financial statements were approved by the Board of Directors on 12 September 2012 and signed on its behalf by:

Jac Nasser AO	Marius Kloppers
Chairman	Chief Executive Officer

9.1.4    Consolidated Cash Flow Statement for the year ended 30 June 2012

	Notes	2012	2011	2010
		US$M	US$M	US$M
Operating activities
Profit before taxation		23,022	31,255	19,572
Adjustments for:
Non-cash exceptional items		3,417	(150)	(255)
Depreciation and amortisation expense		6,408	5,039	4,759
Net gain on sale of non-current assets		(116)	(41)	(114)
Impairments of property, plant and equipment, financial assets and intangibles		100	74	35
Employee share awards expense		270	266	170
Financial income and expenses		730	561	459
Other		(481)	(384)	(265)
Changes in assets and liabilities:
Trade and other receivables		1,464	(1,960)	(1,713)
Inventories		(208)	(792)	(571)
Trade and other payables		(288)	2,780	565
Net other financial assets and liabilities		(18)	46	(90)
Provisions and other liabilities		(1,026)	387	(306)

Cash generated from operations		33,274	37,081	22,246
Dividends received		25	12	20
Interest received		127	107	99
Interest paid		(715)	(562)	(520)
Income tax refunded		530	74	552
Income tax paid		(7,842)	(6,025)	(4,931)
Royalty related taxation paid		(1,015)	(607)	(576)

Net operating cash flows		24,384	30,080	16,890

Investing activities
Purchases of property, plant and equipment		(18,385)	(11,147)	(9,323)
Exploration expenditure		(2,452)	(1,240)	(1,333)
Exploration expenditure expensed and included in operating cash flows		1,602	981	1,030
Purchase of intangibles		(220)	(211)	(85)
Investment in financial assets		(341)	(238)	(152)
Investment in subsidiaries, operations and jointly controlled entities, net of their cash		(12,556)	(4,807)	(508)
Payment on sale of operations		–	–	(156)

Cash outflows from investing activities		(32,352)	(16,662)	(10,527)
Proceeds from sale of property, plant and equipment		159	80	132
Proceeds from financial assets		151	118	34
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash		6	–	376

Net investing cash flows		(32,036)	(16,464)	(9,985)

Financing activities
Proceeds from interest bearing liabilities		13,287	1,374	567
(Settlements)/Proceeds from debt related instruments		(180)	222	103
Repayment of interest bearing liabilities		(4,280)	(2,173)	(1,155)
Proceeds from ordinary shares		21	32	12
Contributions from non-controlling interests		101	–	335
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts		(424)	(469)	(274)
Share buy-back – BHP Billiton Limited		–	(6,265)	–
Share buy-back – BHP Billiton Plc		(83)	(3,595)	–
Dividends paid		(5,877)	(5,054)	(4,618)
Dividends paid to non-controlling interests		(56)	(90)	(277)

Net financing cash flows		2,509	(16,018)	(5,307)

Net (decrease)/increase in cash and cash equivalents		(5,143)	(2,402)	1,598
Cash and cash equivalents, net of overdrafts, at the beginning of the financial year		10,080	12,455	10,831
Effect of foreign currency exchange rate changes on cash and cash equivalents		(56)	27	26

Cash and cash equivalents, net of overdrafts, at the end of the financial year	23	4,881	10,080	12,455

The accompanying notes form part of these financial statements.

9.1.5     Consolidated Statement of Changes in Equity for the year ended 30 June 2012

	Attributable to members of the BHP Billiton Group
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total	Non controlling interests	Total equity
	US$M
Balance as at 1 July 2011	1,183	1,070	(623)	2,001	53,131	56,762	993	57,755
Total comprehensive income	–	–	–	(163)	15,287	15,124	117	15,241
Transactions with owners:
Proceeds from the issue of shares	3	–	–	–	–	3	–	3
BHP Billiton Plc shares cancelled	–	(1)	83	1	(83)	–	–	–
Purchase of shares by ESOP Trusts	–	–	(424)	–	–	(424)	–	(424)
Employee share awards exercised net of employee contributions	–	–	431	(189)	(213)	29	–	29
Employee share awards forfeited	–	–	–	(8)	8	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	270	–	270	–	270
Dividends	–	–	–	–	(5,894)	(5,894)	(56)	(5,950)
Equity contributed	–	–	–	–	–	–	161	161

Balance as at 30 June 2012	1,186	1,069	(533)	1,912	62,236	65,870	1,215	67,085

Balance as at 1 July 2010	1,227	1,116	(525)	1,906	44,801	48,525	804	49,329
Total comprehensive income	–	–	–	(66)	23,637	23,571	284	23,855
Transactions with owners:
BHP Billiton Limited shares bought back and cancelled	(44)	–	–	–	(6,301)	(6,345)	–	(6,345)
BHP Billiton Plc shares bought back	–	–	(3,678)	–	–	(3,678)	–	(3,678)
BHP Billiton Plc shares cancelled	–	(46)	3,595	46	(3,595)	–	–	–
Purchase of shares by ESOP Trusts	–	–	(469)	–	–	(469)	–	(469)
Employee share awards exercised net of employee contributions	–	–	454	(121)	(294)	39	–	39
Employee share awards forfeited	–	–	–	(9)	9	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	266	–	266	–	266
Distribution to option holders	–	–	–	(21)	–	(21)	(17)	(38)
Dividends	–	–	–	–	(5,126)	(5,126)	(90)	(5,216)
Equity contributed	–	–	–	–	–	–	12	12

Balance as at 30 June 2011	1,183	1,070	(623)	2,001	53,131	56,762	993	57,755

	Attributable to members of the BHP Billiton Group
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total	Non controlling interests	Total equity
	US$M
Balance as at 1 July 2009	1,227	1,116	(525)	1,305	36,831	39,954	757	40,711
Total comprehensive income	–	–	–	197	12,738	12,935	294	13,229
Transactions with owners:
Purchase of shares by ESOP Trusts	–	–	(274)	–	–	(274)	–	(274)
Employee share awards exercised net of employee contributions	–	–	274	(88)	(178)	8	–	8
Employee share awards forfeited	–	–	–	(28)	28	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	170	–	170	–	170
Issue of share options to non-controlling interests	–	–	–	43	–	43	16	59
Distribution to option holders	–	–	–	(10)	–	(10)	(6)	(16)
Dividends	–	–	–	–	(4,618)	(4,618)	(277)	(4,895)
Equity contributed	–	–	–	317	–	317	20	337

Balance as at 30 June 2010	1,227	1,116	(525)	1,906	44,801	48,525	804	49,329

The accompanying notes form part of these financial statements.

9.1.6    Notes to Financial Statements

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

•	Results for the years ended 30 June 2012, 30 June 2011 and 30 June 2010 are of the consolidated entity comprising the BHP Billiton Limited Group and the BHP Billiton Plc Group.

•	Assets and liabilities of the BHP Billiton Limited Group and the BHP Billiton Plc Group were consolidated at the date of the merger at their existing carrying amounts.

Basis of preparation

This general purpose financial report for the year ended 30 June 2012 has been prepared in accordance with the requirements of the Australian Corporations Act 2001 and the UK Companies Act 2006 and with:

•

Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards and interpretations as issued by the Australian Accounting Standards Board (AASB) effective as of 30 June 2012;

•	International Financial Reporting Standards and interpretations as adopted by the European Union (EU) effective as of 30 June 2012;

•	International Financial Reporting Standards and interpretations as issued by the International Accounting Standards Board effective as of 30 June 2012.

The above accounting standards and interpretations are collectively referred to as ‘IFRS’ in this report.

There were no significant impacts arising from accounting standards or interpretations adopted for the first time in these financial statements.

The following accounting standards may have an impact on the Group in future reporting periods but are not yet effective:

•

IFRS 9/AASB 9 ‘Financial Instruments’ modifies the classification and measurement of certain classes of financial assets and liabilities. The most significant change is to rationalise from four to two primary categories for financial assets.

•

IFRS 10/AASB 10 ‘Consolidated Financial Statements’ is a replacement of IAS 27/AASB 127 ‘Consolidations’. The revised standard introduces a modified single concept of control that applies to all entities. It changes the requirements for determining whether an entity is consolidated by revising the definition of control and adding further guiding principles.

A review of all entities and contractual arrangements in the Group which are less than 100 per cent owned, currently proportionately consolidated, or currently accounted for as joint operations or assets has been completed to assess the impact of IFRS 10 on the Group. That review determined that Escondida will be controlled by the Group under IFRS 10 and consolidated into the results of the Group from 1 July 2013. Accordingly, the Group will no longer recognise its 57.5 per cent share of Escondida’s assets, liabilities, revenue, expenses and cash flows but will recognise 100% of Escondida’s revenues, expenses, assets, liabilities and cash flows and a non-controlling interest equal to 42.5 per cent of Escondida’s profit and net assets.

•	IFRS 11/AASB 11 ‘Joint Arrangements’ modifies the accounting for joint arrangements in two ways:

•

It changes the definition of joint control with reference to the definition of unanimous consent (the contractually agreed sharing of control of an arrangement with reference to voting on relevant activities). Arrangements which do not fall within this definition are beyond the scope of IFRS 11.

•

For those entities within the scope of IFRS 11, a distinction is made between joint ventures and joint operations based on the rights and obligations of the parties arising from the arrangement in the normal course of business. Entities for which it is determined the Group has rights only to the net assets of the arrangement are classified as ‘joint ventures’ and are equity accounted. Entities for which it is determined the Group has rights to the underlying assets and obligations for the liabilities of the arrangement are classified as ‘joint operations’ and therefore the Group recognises its proportionate share of the jointly held assets and liabilities, revenue from the sale of its share of the output arising from the joint operation and from the sale of the output by the joint operation and its share of any expenses incurred jointly.

A review of all entities and contractual arrangements in the Group which are less than 100 per cent owned, currently proportionately consolidated, or currently accounted for as joint operations or assets has been completed to assess the impact of IFRS 11 on the Group.

That review determined that:

•

Antamina, Cerrejón, Newcastle Infrastructure Group, Cleopatra Oil Pipeline and Caesar Oil Pipeline arrangements no longer meet the definition of unanimous consent and therefore will be accounted for under the requirements of the revised IAS 28 ‘Investments in Associates and Joint Ventures’.

•

Samarco and Richards Bay Minerals are classified as joint ventures under IFRS 11 and therefore will be accounted for under the requirements of the revised IAS 28 ‘Investments in Associates and Joint Ventures’.

As a result, the Group will no longer recognise its proportionate share of the revenue, expenses, assets, liabilities and cash flows of each of the above operations. Commencing 1 July 2013, the Group will recognise its share of net assets on a single line in the Consolidated Balance Sheet, its share of net profit on a single line in the Consolidated Income Statement and cash flows from dividends in the Consolidated Cash Flow Statement.

The following joint arrangements meet the definition of joint operations and as a result, the Group will continue to recognise its share of assets, liabilities, revenues, expenses and cash flows; Petroleum Joint Arrangements (including Onshore US), Alumar, Worsley, Central Queensland Coal Associates, Gregory, Guinea Alumina, Mozal and Phola Coal Processing.

WAIO and EKATI contractual arrangements do not fall within the scope of either IFRS 10 or IFRS 11 and as a result, these operations will be accounted for under other IFRS. The Group will continue to recognise its share of revenues, expenses, assets, liabilities and cash flows on a line by line basis in the financial statements.

•	IFRS 13/AASB 13 ‘Fair Value Measurement’ replaces fair value measurement guidance in individual IFRSs with a single source of fair value measurement guidance.

•

Amendments to IAS 19/AASB 119 ‘Employee Benefits’. These amendments require all actuarial gains and losses to be recognised immediately in other comprehensive income (consistent with current Group policy) and require the expected return on plan assets (recognised in the income statement) to be calculated based on the rate used to discount the defined benefit obligation. Amendments to IAS 31/AASB 132 ‘Financial Instruments: Presentation’ clarify the criteria for offsetting financial assets and liabilities.

•	IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’ requires an entity to recognise a production stripping asset only if certain criteria are met.

These standards are available for early adoption in the 30 June 2012 financial year as permitted by the Australian Corporations Act 2001 but have not been applied in the preparation of these financial statements. Except for the amendments to IAS 19 ‘Employee Benefits’, none of these standards have been endorsed by the EU and hence are not available for early adoption in the EU. The potential impacts on the financial statements of the Group of adopting these standards have not yet been determined unless otherwise indicated.

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

Change in accounting policy

The accounting policies have been consistently applied by all entities included in the Group consolidated financial statements and are consistent with those applied in all prior years presented other than changes required by the adoption of new and amended accounting standards as discussed above and a change in accounting policy relating to the basis on which borrowings are classified as current or non-current.

Borrowings otherwise due for repayment within 12 months of balance date are now classified as non-current only if the committed refinancing facility is with the same lender and on the same or similar terms. Under the previous policy, it was not necessary for such facilities to be with the same party for the borrowings to be classified as non-current. This change in policy was adopted in light of amendments to IAS 1 ‘Presentation of Financial Statements’ recommended by the IASB, modifying criteria for the classification of such borrowings as current. Borrowings of US$995 million drawn under the Group’s commercial paper program have therefore been classified as current with no impact on comparative amounts as the program was undrawn in all prior periods presented in the financial statements.

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

Joint ventures

The Group undertakes a number of business activities through joint ventures. Joint ventures are established through contractual arrangements that require the unanimous consent of each of the venturers regarding the strategic, financial and operating policies of the venture (joint control). The Group’s joint ventures are of two types:

Jointly controlled entities

A jointly controlled entity is a corporation, partnership or other entity in which each participant holds an interest. A jointly controlled entity operates in the same way as other entities, controlling the assets of the joint venture, earning its own income and incurring its own liabilities and expenses. Interests in jointly controlled entities are accounted for using the proportionate consolidation method, whereby the Group’s proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities are recognised within each applicable line item of the financial statements. The share of jointly controlled entities’ results is recognised in the Group’s financial statements from the date that joint control commences until the date on which it ceases.

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

Business combinations undertaken from 1 July 2010 are accounted for by applying the acquisition method of accounting, whereby the identifiable assets, liabilities and contingent liabilities (identifiable net assets) are measured on the basis of fair value at the date of acquisition.

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

Transactions denominated in foreign currencies (currencies other than the functional currency of an operation) are recorded using the exchange rate ruling at the date of the underlying transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange prevailing at year-end and the gains or losses on retranslation are included in the income statement, with the exception of foreign exchange gains or losses on foreign currency provisions for site closure and rehabilitation, which are capitalised in property, plant and equipment for operating sites.

Exchange variations resulting from the retranslation at closing rate of the net investments in subsidiaries and joint ventures arising after 1 July 2004 are accounted for in accordance with the policy stated below. Exchange variations arising before this date were transferred to retained earnings at the date of transition to IFRS.

Subsidiaries and joint ventures that have functional currencies other than US dollars translate their income statement items to US dollars using the exchange rate prevailing at the date of each transaction. Assets and liabilities are translated using exchange rates prevailing at year-end. Exchange variations resulting from the retranslation at closing rate of the net investment in such subsidiaries and joint ventures, together with differences between their income statement items translated at actual and closing rates, are recognised in the foreign currency translation reserve. For the purpose of foreign currency translation, the net investment in a foreign operation is determined inclusive of foreign currency intercompany balances for which settlement is neither planned nor likely to occur in the foreseeable future. The balance of the foreign currency translation reserve relating to a foreign operation that is disposed of, or partially disposed of, is recognised in the income statement at the time of disposal.

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

Sales revenue

Revenue from the sale of goods and disposal of other assets is recognised when persuasive evidence (usually in the form of an executed sales agreement) of an arrangement exists and;

•	there has been a transfer of risks and rewards to the customer;

•	no further work or processing is required by the Group;

•	the quantity and quality of the goods has been determined with reasonable accuracy;

•	the price is fixed or determinable;

•	collectability is reasonably assured.

Revenue is therefore generally recognised when title passes. In the majority of sales for most commodities, sales agreements specify that title passes on the bill of lading date, which is the date the commodity is delivered to the shipping agent. For these sales, revenue is recognised on the bill of lading date. For certain sales (principally coal sales to adjoining power stations and diamond sales), title passes and revenue is recognised when the goods have been delivered.

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

The Group separately discloses sales of Group production from sales of third party products because of the significant difference in profit margin earned on these sales.

Exploration and evaluation expenditure

Exploration and evaluation activity involves the search for mineral and petroleum resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

•	researching and analysing historical exploration data;

•	gathering exploration data through topographical, geochemical and geophysical studies;

•	exploratory drilling, trenching and sampling;

•	determining and examining the volume and grade of the resource;

•	surveying transportation and infrastructure requirements;

•	conducting market and finance studies.

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

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure may be capitalised:

•	In respect of minerals activities:

•	the exploration and evaluation activity is within an area of interest which was previously acquired as an asset acquisition or in a business combination and measured at fair value on acquisition; or

•	the existence of a commercially viable mineral deposit has been established.

•	In respect of petroleum activities:

•	the exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or

•	exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

Capitalised exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset (such as licences). As the capitalised exploration and evaluation expenditure asset is not available for use, it is not depreciated. All capitalised exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is no longer expected to be recovered it is charged to the income statement.

Development expenditure

When proved reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as assets under construction, and is disclosed as a component of property, plant and equipment. All subsequent development expenditure is capitalised and classified as assets under construction provided commercial viability conditions continue to be satisfied. Development expenditure is net of proceeds from the sale of ore extracted during the development phase. On completion of development, all assets included in assets under construction are reclassified as either plant and equipment or other mineral assets.

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

Impairment of non-current assets

Formal impairment tests are carried out annually for goodwill. In addition, formal impairment tests for all assets are performed when there is an indication of impairment. The Group conducts annually an internal review of asset values which is used as a source of information to assess for any indications of impairment. External factors, such as changes in expected future prices, costs and other market factors are also monitored to assess for indications of impairment. If any such indication exists, an estimate of the asset’s recoverable amount is calculated, being the higher of fair value less direct costs to sell and the asset’s value in use.

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

The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/assumptions:	Basis:

• Future production	• proved and probable reserves, resource estimates and, in certain cases, expansion projects

• Commodity prices	• forward market and contract prices, and longer-term price protocol estimates

• Exchange rates	• current (forward) market exchange rates

• Discount rates	• cost of capital risk-adjusted appropriate to the resource

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

Inventories

Inventories, including work in progress, are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average costs. For processed inventories, cost is derived on an absorption costing basis. Cost comprises cost of purchasing raw materials and cost of production, including attributable mining and manufacturing overheads. In respect of minerals inventory, quantities are assessed primarily through surveys and assays. In respect of petroleum inventory, quantities are derived through flow rate or tank volume measurement; volume calculation and composition is derived via sample analysis.

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

Current tax is the expected tax payable on the taxable income for the year using rates enacted or substantively enacted at the year-end, and includes any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax assessment or deduction purposes. Where an asset has no deductible or depreciable amount for income tax purposes, but has a deductible amount on sale or abandonment for capital gains tax purposes, that amount is included in the determination of temporary differences. The tax effect of certain temporary differences is not recognised, principally with respect to: goodwill; temporary differences arising on the initial recognition of assets or liabilities (other than those arising in a business combination or in a manner that initially impacted accounting or taxable profit); and temporary differences relating to investments in subsidiaries, jointly controlled entities and associates to the extent that the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The amount of deferred tax recognised is based on the expected manner and timing of realisation or settlement of the carrying amount of assets and liabilities, with the exception of items that have a tax base solely derived under capital gains tax legislation, using tax rates enacted or substantively enacted at period end. To the extent that an item’s tax base is solely derived from the amount deductible under capital gains tax legislation, deferred tax is determined as if such amounts are deductible in determining future assessable income.

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

Liabilities for unpaid wages and salaries are recognised in sundry creditors. Current entitlements to annual leave and accumulating sick leave accrued for services up to the reporting date are recognised in provision for employee benefits and are measured at the amounts expected to be paid. Entitlements to non-accumulating sick leave are recognised when the leave is taken.

The current liability for long service leave (for which settlement within 12 months of the reporting date cannot be deferred) is recognised in the current provision for employee benefits and is measured in accordance with annual leave described above. The non-current liability for long service leave is recognised in the non-current provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

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

For defined benefit schemes, the cost of providing pensions is charged to the income statement so as to recognise current and past service costs, interest cost on defined benefit obligations, and the effect of any curtailments or settlements, net of expected returns on plan assets. Actuarial gains and losses are recognised directly in equity. An asset or liability is consequently recognised in the balance sheet based on the present value of defined benefit obligations, less any unrecognised past service costs and the fair value of plan assets, except that any such asset cannot exceed the total of unrecognised past service costs and the present value of expected refunds from and reductions in future contributions to the plan. Defined benefit obligations are estimated by discounting expected future payments using market yields at the reporting date on high-quality corporate bonds in countries that have developed corporate bond markets. However, where developed corporate bond markets do not exist, the discount rates are selected by reference to national government bonds. In both instances, the bonds are selected with terms to maturity and currency that match, as closely as possible, the estimated future cash flows.

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

Forward exchange contracts and interest rate swaps held for hedging purposes are accounted for as either cash flow or fair value hedges. Derivatives embedded within other contractual arrangements and the majority of commodity-based transactions executed through derivative contracts do not qualify for hedge accounting.

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

The Group determines and reports ore reserves in Australia and the UK under the principles incorporated in the Australasian Code for Reporting Exploration Results of Mineral Resources and Ore Reserves December 2004, known as the JORC Code. The JORC Code requires the use of reasonable investment assumptions when reporting reserves. As a result, management will form a view of forecast sales prices, based on current and long-

term historical average price trends. For example, if current prices remain above long-term historical averages for an extended period of time, management may assume that lower prices will prevail in the future and as a result, those lower prices are used to estimate reserves under the JORC Code. Lower price assumptions generally result in lower estimates of reserves.

Reserve reporting requirements for SEC (United States of America) filings are specified in Industry Guide 7, which requires economic assumptions to be based on current economic conditions (which may differ from assumptions based on reasonable investment assumptions). Accordingly, for SEC filings, we test our reserve estimates derived under JORC against assumed ‘current economic conditions’. ‘Current economic conditions’ are based on the three-year average of historical contract and market prices for commodities such as iron ore and coal, and the three-year average of historical market prices for commodities that are traded on the London Metal Exchange, such as copper and nickel. However, we only report a different reserve in the US if, based on the US SEC pricing assumptions test, the reserve will be lower than that reported under JORC in Australia and the UK.

Oil and gas reserves reported in Australia and the UK, and the US for SEC filing purposes, are based on the average of prices prevailing on the first day of each month for the past 12 months as required under the SEC Rules ‘Modernisation of Oil & Gas Reporting’. Reserves reported in prior periods are based on the prices prevailing at the time of the estimates as previously required by Statement of Financial Accounting Standards No. 69 ‘Disclosures about Oil and Gas Producing Activities’, issued by the US Financial Accounting Standards Board.

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

Property, plant and equipment and Intangible assets – recoverable amount

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

Taxation

The Group’s accounting policy for taxation, including royalty-related taxation, requires management’s judgement as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgement is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the balance sheet. Deferred tax assets, including those arising from unrecouped tax losses, capital losses, foreign tax credits and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognised unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, closure and rehabilitation costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation and its interaction with income tax accounting principles. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amount of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

Rounding of amounts

Amounts in these financial statements have, unless otherwise indicated, been rounded to the nearest million dollars.

Comparatives

Where applicable, comparatives have been adjusted to measure or present them on the same basis as current period figures. Certain comparatives have also been restated on finalisation of business combination accounting – refer note 24.

Exchange rates

The following exchange rates relative to the US dollar have been applied in the financial statements:

	Average year ended 30 June 2012	Average year ended 30 June 2011	Average year ended 30 June 2010	As at 30 June 2012	As at 30 June 2011	As at 30 June 2010
Australian dollar (a)	1.03	0.99	0.88	1.00	1.07	0.85
Brazilian real	1.78	1.68	1.80	2.08	1.57	1.81
Canadian dollar	1.00	1.00	1.06	1.03	0.97	1.06
Chilean peso	492	486	529	510	470	545
Colombian peso	1,825	1,843	1,970	1,807	1,779	1,920
Euro	0.75	0.73	0.72	0.80	0.69	0.82
South African rand	7.77	7.01	7.59	8.41	6.80	7.68
UK pound sterling	0.63	0.63	0.63	0.64	0.62	0.66

(a)	Displayed as US$ to A$1 based on common convention.

2    Segment reporting

Business segments

The Group has nine reportable segments aligned with the commodities which we extract and market, reflecting the structure used by the Group’s management to assess the performance of the Group:

Reportable segment	Principal activities

Petroleum	Exploration, development and production of oil and gas

Aluminium	Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal

Base Metals	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold

Diamonds and Specialty Products	Mining of diamonds and titanium minerals; potash development

Stainless Steel Materials	Mining and production of nickel products

Iron Ore	Mining of iron ore

Manganese	Mining of manganese ore and production of manganese metal and alloys

Metallurgical Coal	Mining of metallurgical coal

Energy Coal	Mining of thermal (energy) coal

Group and unallocated items represent Group centre functions. Exploration and technology activities are recognised within relevant segments.

It is the Group’s policy that inter-segment sales are made on a commercial basis.

	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	EnergyCoal	Group and unallocated items/ eliminations	BHP Billiton Group
US$M
Year ended 30 June 2012
Revenue
Group production	12,616	3,279	11,162	1,326	2,919	22,156	2,136	7,569	5,155	–	68,318
Third party products	230	1,487	434	–	60	86	16	–	856	310	3,479
Rendering of services	91	–	–	–	–	320	–	7	11	–	429
Inter-segment revenue	–	–	–	–	14	39	–	–	–	(53)	–

Total revenue (a)	12,937	4,766	11,596	1,326	2,993	22,601	2,152	7,576	6,022	257	72,226

Underlying EBITDA (b)	9,415	25	4,687	353	425	15,027	359	1,991	1,601	(137)	33,746

Depreciation and amortisation	(2,916)	(316)	(793)	(154)	(393)	(826)	(102)	(423)	(374)	(111)	(6,408)
Impairment (losses)/reversals recognised	(151)	–	71	–	–	–	(22)	2	–	–	(100)

Underlying EBIT (b)	6,348	(291)	3,965	199	32	14,201	235	1,570	1,227	(248)	27,238

Comprising:
Group production	6,345	(292)	3,982	199	18	14,170	231	1,570	1,137	(248)	27,112
Third party products	3	1	(17)	–	14	31	4	–	90	–	126

Underlying EBIT (b)	6,348	(291)	3,965	199	32	14,201	235	1,570	1,227	(248)	27,238

Net finance costs (c)											(730)
Exceptional items (d)											(3,486)

Profit before taxation											23,022

Capital expenditure	5,830	852	2,650	598	513	5,634	418	2,808	893	27	20,223

Total assets (e)	38,461	9,931	17,638	3,468	4,513	22,726	2,556	9,406	7,067	13,507	129,273

Total liabilities	5,763	1,371	3,627	1,033	1,391	4,024	1,100	2,561	2,636	38,682	62,188

	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
US$M
Year ended 30 June 2011
Revenue
Group production	10,603	3,601	13,550	1,517	3,698	20,182	2,423	7,565	4,651	–	67,790
Third party products	127	1,620	602	–	158	93	–	–	851	385	3,836
Rendering of services	2	–	–	–	–	98	–	8	5	–	113
Inter-segment revenue	5	–	–	–	5	39	–	–	–	(49)	–

Total revenue (a)	10,737	5,221	14,152	1,517	3,861	20,412	2,423	7,573	5,507	336	71,739

Underlying EBITDA (b)	8,319	596	7,525	779	990	13,946	780	3,027	1,469	(338)	37,093

Depreciation and amortisation	(1,913)	(330)	(735)	(192)	(404)	(618)	(83)	(357)	(340)	(67)	(5,039)
Impairment (losses)/reversals recognised	(76)	–	–	–	2	–	–	–	–	–	(74)

Underlying EBIT (b)	6,330	266	6,790	587	588	13,328	697	2,670	1,129	(405)	31,980

Comprising:
Group production	6,325	275	6,796	587	583	13,296	697	2,670	1,058	(405)	31,882
Third party products	5	(9)	(6)	–	5	32	–	–	71	–	98

Underlying EBIT (b)	6,330	266	6,790	587	588	13,328	697	2,670	1,129	(405)	31,980

Net finance costs (c)											(561)
Exceptional items (d)											(164)

Profit before taxation											31,255

Capital expenditure	1,984	1,329	1,404	319	651	3,627	276	1,172	754	94	11,610

Total assets	18,674	9,602	15,973	2,833	4,912	17,585	2,439	6,731	6,176	17,995	102,920

Total liabilities	4,529	1,606	3,118	664	1,579	3,652	1,049	2,088	2,386	24,494	45,165

	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
US$M
Year ended 30 June 2010
Revenue
Group production	8,682	2,948	9,528	1,272	3,311	10,964	2,143	6,019	3,214	–	48,081
Third party products	86	1,405	881	–	306	67	7	–	1,051	802	4,605
Rendering of services	3	–	–	–	–	69	–	40	–	–	112
Inter-segment revenue	11	–	–	–	–	39	–	–	–	(50)	–

Total revenue (a)	8,782	4,353	10,409	1,272	3,617	11,139	2,150	6,059	4,265	752	52,798

Underlying EBITDA (b)	6,571	684	5,393	648	1,085	6,496	784	2,363	971	(482)	24,513

Depreciation and amortisation	(1,998)	(278)	(729)	(163)	(427)	(495)	(72)	(309)	(228)	(60)	(4,759)
Impairment (losses)/reversals recognised	–	–	(32)	–	10	–	–	(1)	(13)	1	(35)

Underlying EBIT (b)	4,573	406	4,632	485	668	6,001	712	2,053	730	(541)	19,719

Comprising:
Group production	4,570	393	4,639	485	646	6,003	717	2,053	642	(540)	19,608
Third party products	3	13	(7)	–	22	(2)	(5)	–	88	(1)	111

Underlying EBIT (b)	4,573	406	4,632	485	668	6,001	712	2,053	730	(541)	19,719

Net finance costs (c)											(459)
Exceptional items (d)											312

Profit before taxation											19,572

Capital expenditure	1,951	1,019	763	127	265	3,838	182	653	881	87	9,766

Total assets	12,733	8,078	14,970	2,588	4,507	13,592	2,082	5,597	5,425	19,280	88,852

Total liabilities	3,175	1,318	2,621	527	1,154	2,526	794	1,475	1,965	23,968	39,523

(a)	Revenue not attributable to reportable segment reflects sales of freight and fuel to third parties.

(b)	Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBITDA is Underlying EBIT, before depreciation, amortisation and impairments.

(c)	Refer to note 6.

(d)	Refer to note 3.

(e)	Total assets in Petroleum increased from US$18.7 billion at 30 June 2011 to US$38.5 billion at 30 June 2012, predominantly arising from the acquisition of Petrohawk Energy Corporation – refer note 24.

Geographical information

	Revenue by location of customer
	2012	2011	2010
	US$M	US$M	US$M
Australia	5,318	5,487	4,515
UK	956	1,043	1,289
Rest of Europe	7,419	8,370	8,554
China	21,617	20,261	13,236
Japan	8,920	9,002	5,336
Rest of Asia	15,035	15,805	9,840
North America	8,099	6,167	5,547
South America	2,013	2,592	2,013
Southern Africa	1,437	1,548	1,227
Rest of world	1,412	1,464	1,241

	72,226	71,739	52,798

	Non-current assets by location of assets
	2012	2011	2010
	US$M	US$M	US$M
Australia	53,072	42,723	35,267
UK	238	229	316
North America	31,124	11,748	7,143
South America	11,857	10,125	9,230
Southern Africa	5,381	5,944	5,466
Rest of world	744	849	733
Unallocated assets (a)	6,406	6,022	5,563

	108,822	77,640	63,718

(a)	Unallocated assets predominantly include deferred tax assets and other financial assets.

3    Exceptional items

Exceptional items are those items where their nature and amount is considered material to the financial statements. Such items included within the Group’s profit for the year are detailed below.

Year ended 30 June 2012	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Impairment of Fayetteville goodwill and other assets	(2,835)	996	(1,839)
Impairment of Nickel West goodwill and other assets	(449)	94	(355)
Suspension or early closure of operations and the change in status of specific projects (a)	(502)	108	(394)
Settlement of insurance claims (a)	300	(90)	210
Recognition of deferred tax assets on enactment of MRRT and PRRT extension legislation in Australia	–	637	637

	(3,486)	1,745	(1,741)

(a)	Includes gross amounts attributable to non-controlling interest of US$(34) million (US$7 million tax expense).

Exceptional items are classified by nature as follows:

Year ended 30 June 2012	Impairment of goodwill and other assets	Idle capacity costs and inventory write-downs	Restructuring costs	Insurance recoveries	Gross
	US$M	US$M	US$M	US$M	US$M
Impairment of Fayetteville goodwill and other assets	(2,835)	–	–	–	(2,835)
Impairment of Nickel West goodwill and other assets	(406)	(43)	–	–	(449)
Suspension or early closure of operations and the change in status of specific projects	(422)	(40)	(40)	–	(502)
Settlement of insurance claims	–	–	–	300	300

	(3,663)	(83)	(40)	300	(3,486)

Impairment of Fayetteville goodwill and other assets:

As a result of the fall in United States domestic gas prices and the company’s decision to adjust its development plans, the Group has recognised impairments of goodwill and other assets in relation to its Fayetteville shale gas assets. A total impairment charge of US$2,835 million (US$996 million tax benefit) was recognised in the year ended 30 June 2012.

Impairment of Nickel West goodwill and other assets:

The Group has recognised impairments of goodwill and other assets at Nickel West as a result of the continued downturn in the nickel price and margin deterioration. A total impairment charge of US$449 million (US$94 million tax benefit) was recognised in the year ended 30 June 2012.

Suspension or early closure of operations and change in status of specific projects:

As part of our regular portfolio review, various operations and projects around the Group have either been suspended, closed early or changed in status. These include: the change in status of the Olympic Dam expansion project; the temporary suspension of production at TEMCO and the permanent closure of the Metalloys South Plant in South Africa; the indefinite cessation of production at Norwich Park; and the suspension of other minor capital projects. As a result, impairment charges of US$422 million (US$84 million tax benefit), idle capacity costs and inventory write-down of US$40 million (US$12 million tax benefit) and other restructuring costs of US$40 million (US$12 million tax benefit) were recognised in the year ended 30 June 2012.

Settlement of insurance claims:

During 2008, extreme weather across the central Queensland coalfields affected production from the BHP Billiton Mitsubishi Alliance (BMA) and BHP Billiton Mitsui Coal (BMC) operations. The Group settled insurance claims in respect of the lost production and insurance claim income of US$300 million (US$90 million tax expense) was recognised in the year ended 30 June 2012.

Recognition of deferred tax assets on enactment of MRRT and PRRT extension legislation in Australia:

The Australian Minerals Resource Rent Tax (MRRT) and Petroleum Resource Rent Tax (PRRT) extension legislation were enacted in March 2012. Under the legislation, the Group is entitled to a deduction against future

MRRT and PRRT liabilities based on the market value of its coal, iron ore and petroleum assets. A deferred tax asset, and an associated net income tax benefit of US$637 million, was recognised in the year ended 30 June 2012 to reflect the future deductibility of these market values for MRRT and PRRT purposes, to the extent they are considered recoverable.

Year ended 30 June 2011	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Withdrawn offer for PotashCorp	(314)	–	(314)
Newcastle steelworks rehabilitation	150	(45)	105
Release of income tax provisions	–	718	718
Reversal of deferred tax liabilities	–	1,455	1,455

	(164)	2,128	1,964

Exceptional items are classified by nature as follows:

Year ended 30 June 2011	External services	Closure and rehabilitation provisions released	Gross
	US$M	US$M	US$M
Withdrawn offer for PotashCorp	(314)	–	(314)
Newcastle steelworks rehabilitation	–	150	150

	(314)	150	(164)

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

Newcastle steelworks rehabilitation:

The Group recognised a decrease of US$150 million (US$45 million tax charge) to rehabilitation obligations in respect of former operations at the Newcastle steelworks, Australia, following a full review of the progress of the Hunter River Remediation Project and estimated costs to completion.

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

Reversal of deferred tax liabilities:

Consistent with the functional currency of the Group’s operations, eligible Australian entities elected to adopt a US dollar tax functional currency from 1 July 2011. As a result, the deferred tax liability relating to certain US dollar denominated financial arrangements was derecognised, resulting in a credit to income tax expense of US$1,455 million.

Year ended 30 June 2010	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Pinal Creek rehabilitation	186	(53)	133
Disposal of Ravensthorpe nickel operations	653	(196)	457
Restructuring of operations and deferral of projects	(298)	12	(286)
Renegotiation of power supply agreements	(229)	50	(179)
Release of income tax provisions	–	128	128

	312	(59)	253

Exceptional items are classified by nature as follows:

Year ended 30 June 2010	(Impairment)/ impairment reversal of property, plant and equipment	Closure and rehabilitation provisions released	Funding received for past and future rehabilitation costs	Contract cancellation, redundancy and other restructuring costs (incurred)/ released	Embedded derivative revaluations	Gross
	US$M	US$M	US$M	US$M	US$M	US$M
Renegotiation of power supply agreements	–	–	–	–	(229)	(229)
Restructuring of operations and deferral of projects	(292)	–	–	(6)	–	(298)
Disposal of the Ravensthorpe nickel operations	611	–	–	42	–	653
Pinal Creek rehabilitation	–	130	56	–	–	186

	319	130	56	36	(229)	312

Pinal Creek rehabilitation:

On 22 February 2010, a settlement was reached in relation to the Pinal Creek, US, groundwater contamination which resulted in other parties taking on full responsibility for groundwater remediation and partly funding the Group for past and future rehabilitation costs. As a result, a gain of US$186 million (US$53 million tax expense) was recognised reflecting the release of rehabilitation provisions and cash received.

Disposal of Ravensthorpe nickel operations:

On 9 December 2009, the Group announced it had signed an agreement to sell the Ravensthorpe nickel operations, Australia. The sale was completed on 10 February 2010. As a result of the sale, impairment charges recognised as exceptional items in the financial year ended 30 June 2009 were partially reversed totalling US$611 million (US$183 million tax expense). In addition, certain obligations that remained with the Group were mitigated and related provisions released; together with minor net operating costs this resulted in a gain of US$42 million (US$13 million tax expense).

Restructuring of operations and deferral of projects:

Continuing power supply constraints impacting the Group’s three Aluminium smelter operations in southern Africa, and temporary delays with the Guinea Alumina project, gave rise to charges for the impairment of property, plant and equipment and restructuring provisions. A total charge of US$298 million (US$12 million tax benefit) was recognised by the Group in the financial year ended 30 June 2010.

Renegotiation of power supply arrangements:

Renegotiation of long-term power supply arrangements in southern Africa impacted the value of embedded derivatives contained within those arrangements. A total charge of US$229 million (US$50 million tax benefit) was recognised by the Group in the financial year ended 30 June 2010.

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

4    Other income

	2012	2011	2010
	US$M	US$M	US$M
Dividend income	25	12	16
Royalties	28	27	12
Gains/(losses) on sale of property, plant and equipment	99	(12)	76
(Losses)/gains on sale of investments	(2)	53	22
Gains on sale of subsidiaries and operations	19	–	16
Commission income	131	142	118
Insurance recoveries (a)	304	10	21
Other income	302	299	247

Total other income	906	531	528

(a)	Includes exceptional item of US$300 million (2011: US$ nil; 2010: US$ nil). Refer to note 3.

5    Expenses

	2012	2011	2010
	US$M	US$M	US$M
Changes in inventories of finished goods and work in progress	91	(394)	(501)
Raw materials and consumables used	8,483	8,148	6,371
Employee benefits expense	6,663	5,299	4,661
External services (including transportation)	14,716	11,705	9,538
Third party commodity purchases	3,381	3,758	4,478
Net foreign exchange (gains)/losses	(355)	1,074	112
Research and development costs before crediting related grants	75	74	65
Fair value change on derivatives (a)	(307)	63	259
Impairment of available for sale financial assets	1	–	2
Government royalties paid and payable	3,051	2,887	1,653
Depreciation and amortisation expense	6,408	5,039	4,759
Exploration and evaluation expenditure incurred and expensed in the current period	1,602	981	1,030
Exploration and evaluation expenditure previously capitalised, written off as unsuccessful or abandoned (b)	144	73	256
Impairment of property, plant and equipment (c)	3,114	11	89
Reversal of previously written off capitalised exploration and evaluation expenditure	–	–	(1)
Reversal of previously impaired property, plant and equipment (d)	(71)	(10)	(630)
Impairment of goodwill and other intangible assets (e)	575	–	–
Operating lease rentals	635	451	390
All other operating expenses	1,174	1,295	764

Total expenses	49,380	40,454	33,295

	2012	2011	2010
	US$M	US$M	US$M
Aggregate employee benefits expense
Wages, salaries and redundancies	6,218	4,834	4,271
Employee share awards (f)	256	199	210
Social security costs	12	18	13
Pensions and other post-retirement obligations costs – refer to note 29	429	406	336

	6,915	5,457	4,830

Less employee benefits expense classified as exploration and evaluation expenditure above	252	158	169

Employee benefits expense	6,663	5,299	4,661

(a)

Fair value change on derivatives includes realised gains of US$36 million (2011: US$40 million realised losses; 2010: US$95 million realised losses) and unrealised gains of US$271 million (2011: US$23 million unrealised losses; 2010: US$164 million unrealised losses).

(b)	Includes exceptional items of US$ nil (2011: US$ nil; 2010: US$255 million). Refer to note 3.

(c)	Includes exceptional items of US$3,088 million (2011: US$ nil; 2010: US$37 million). Refer to note 3.

(d)	Includes exceptional items of US$ nil (2011: US$ nil; 2010: US$611 million). Refer to note 3.

(e)	Includes exceptional items of US$575 million (2011: US$ nil; 2010: US$ nil). Refer to note 3.

(f)	Employee share awards expense is US$256.117 million (2011: US$199.140 million; 2010: US$210.490 million).

6    Net finance costs

	2012	2011	2010
	US$M	US$M	US$M
Financial expenses
Interest on bank loans and overdrafts (a)	22	19	24
Interest on all other borrowings (a)	696	471	460
Finance lease and hire purchase interest	37	12	14
Dividends on redeemable preference shares	–	–	–
Discounting on provisions and other liabilities	481	411	359
Discounting on post-retirement employee benefits	129	128	130
Interest capitalised (b)	(314)	(256)	(301)
Fair value change on hedged loans	345	(140)	131
Fair value change on hedging derivatives	(376)	110	(138)
Exchange variations on net debt	(65)	51	(5)

	955	806	674

Financial income
Interest income (c)	(122)	(141)	(117)
Expected return on pension scheme assets	(103)	(104)	(98)

	(225)	(245)	(215)

Net finance costs	730	561	459

(a)	Interest on bank loans and overdrafts, and other borrowings, relates to financial liabilities carried at amortised cost.

(b)

Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the year ended 30 June 2012, the capitalisation rate was 2.83 per cent (2011: 2.87 per cent; 2010: 3.5 per cent).

(c)	Interest income relates to financial assets carried at amortised cost.

7    Income tax and deferred tax

	2012	2011	2010
	US$M	US$M	US$M
Total taxation expense comprises:
Current tax expense	8,303	8,845	5,395
Deferred tax (benefit)/expense	(813)	(1,536)	1,168

	7,490	7,309	6,563

Total taxation expense attributed to geographical jurisdiction
UK	(21)	21	178
Australia	6,043	3,503	3,798
Rest of world	1,468	3,785	2,587

	7,490	7,309	6,563

	2012		2011		2010
	%	US$M	%	US$M	%	US$M
Factors affecting income tax expense for the period
Income tax expense differs to the standard rate of corporation tax as follows:
Profit before taxation		23,022		31,255		19,572

Tax on profit at standard rate of 30 per cent	30.0	6,907	30.0	9,377	30.0	5,872

Investment and development allowance	(1.2)	(283)	(1.0)	(298)	(1.4)	(279)
Amounts under/(over) provided in prior years (a)	0.3	70	(1.3)	(397)	(1.0)	(181)
Initial recognition of tax assets	(0.6)	(136)	–	(13)	(0.2)	(42)
Non-deductible depreciation, amortisation and exploration expenditure	0.7	150	0.4	109	0.5	92
Tax rate differential on foreign income	(1.0)	(219)	(0.1)	(32)	0.5	94
Tax on remitted and unremitted foreign earnings	0.8	182	0.8	251	1.1	221
Non tax-effected operating losses and capital gains	0.7	168	0.3	108	0.8	152
Exchange variations and other translation adjustments	1.1	250	(4.7)	(1,473)	0.5	106
Tax rate changes	–	–	0.1	17	0.1	17
Other (b)	0.6	149	(3.7)	(1,168)	0.3	60

Income tax expense	31.4	7,238	20.8	6,481	31.2	6,112

Royalty-related taxation (net of income tax benefit) (c)	1.1	252	2.6	828	2.3	451

Total taxation expense	32.5	7,490	23.4	7,309	33.5	6,563

(a)

Includes exceptional items of US$ nil (2011: US$718 million; 2010: US$128 million) for the release of tax provisions following the Group’s position being confirmed with respect to ATO amended assessments. Refer to note 3.

(b)

Includes exceptional items of US$ nil (2011: US$1,455 million; 2010: US$ nil) for the reversal of deferred tax liabilities following the election of eligible Australian entities to adopt a USD tax functional currency. Refer to note 3.

(c)	Includes exceptional items of US$637 million (2011: US$ nil; 2010: US$ nil) for the recognition of tax benefit on enactment of the MRRT and PRRT extension legislation in Australia. Refer to note 3.

Income tax recognised in other comprehensive income is as follows:

	2012	2011	2010
	US$M	US$M	US$M
Income tax effect of:
Actuarial losses on pension and medical schemes	76	26	15
Available for sale investments:
Net valuation losses/gains taken to equity	(12)	37	(16)
Net valuation gains/losses transferred to the income statement	–	–	–
Cash flow hedges:
Losses taken to equity	96	–	5
Unrealised losses transferred to the income statement	(61)	–	(1)
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–
Exchange fluctuations on translation of foreign operations transferred to the income statement	–	–	–
Employee share awards taken directly to retained earnings on exercise	46	70	39
Accrued employee entitlements for unexercised awards	(56)	(13)	69

Total income tax credit relating to components of other comprehensive income (a)	89	120	111

(a)

Included within total income tax relating to components of other comprehensive income is US$43 million relating to deferred taxes and US$46 million relating to current taxes (2011: US$47 million and US$73 million; 2010: US$75 million and US$36 million).

The movement for the year in the Group’s net deferred tax position is as follows:

	2012	2011	2010
	US$M	US$M	US$M
Net deferred tax (liability)/asset
At the beginning of the financial year	1,310	(267)	872
Income tax credit/(charge) recorded in the income statement	813	1,536	(1,168)
Income tax credit/(charge) recorded directly in equity	43	47	75
Acquisitions and disposals of subsidiaries and operations	(2,995)	–	(49)
Transferred to liabilities held for sale	66	–	–
Exchange variations and other movements	1	(6)	3

At the end of the financial year	(762)	1,310	(267)

The composition of the Group’s net deferred tax asset and liability recognised in the balance sheet and the deferred tax expense (credited)/charged to the income statement is as follows:

	Deferred tax assets		Deferred tax liabilities		(Credited)/charged to the income statement
	2012	2011	2012	2011	2012	2011	2010
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Type of temporary difference
Depreciation	(344)	(679)	5,629	1,429	(109)	(1,364)	938
Exploration expenditure	633	657	(125)	2	(101)	(84)	(112)
Employee benefits	66	228	(519)	(292)	30	(59)	49
Closure and rehabilitation	544	715	(1,561)	(1,351)	(28)	(544)	(119)
Resource rent tax	984	459	1,377	1,187	(335)	294	175
Other provisions	79	123	(97)	(97)	47	(43)	14
Deferred income	(22)	80	71	(6)	179	32	(60)
Deferred charges	(166)	(134)	633	491	174	169	(11)
Investments, including foreign tax credits	1,774	1,607	1,092	773	152	146	(69)
Foreign exchange gains and losses	(22)	(93)	698	669	(42)	(234)	353
Non tax-depreciable fair value adjustments, revaluations and mineral rights	(23)	(30)	57	122	(64)	(51)	(148)
Tax-effected losses	878	964	(1,517)	–	(764)	666	(242)
Other	144	96	(451)	(244)	48	(464)	400

Total	4,525	3,993	5,287	2,683	(813)	(1,536)	1,168

	2012	2011
	US$M	US$M
Unrecognised deferred tax assets
Tax losses and tax credits	1,545	1,598
Investments in subsidiaries and jointly controlled entities	7	7
Deductible temporary differences relating to MRRT and PRRT	19,338	–
Other deductible temporary differences	3,185	3,112

Total unrecognised deferred tax assets	24,075	4,717

Unrecognised deferred tax liabilities
Taxable temporary differences relating to unrecognised deferred tax asset for MRRT and PRRT	5,801	–
Investments in subsidiaries and jointly controlled entities	1,997	2,096

Total unrecognised deferred tax liabilities	7,798	2,096

Tax losses

At 30 June 2012, the Group had income and capital tax losses with a tax benefit of US$1,148 million (2011: US$1,254 million) which are not recognised as deferred tax assets. The Group recognises the benefit of tax losses only to the extent of anticipated future taxable income or gains in relevant jurisdictions. The gross amount of tax losses carried forward that have not been tax effected expire as follows:

Year of expiry	Australia	UK	Rest of world	Total losses
	US$M	US$M	US$M	US$M
Income tax losses
Not later than one year	–	–	2	2
Later than one year and not later than two years	–	–	2	2
Later than two years and not later than five years	–	–	1,553	1,553
Later than five years and not later than ten years	–	–	149	149
Later than ten years and not later than twenty years	–	–	187	187
Unlimited	–	88	52	140

	–	88	1,945	2,033

Capital tax losses
Later than two years and not later than five years	–	–	7	7
Unlimited	2,893	6	24	2,923

Gross amount of tax losses not recognised	2,893	94	1,976	4,963

Tax effect of total losses not recognised	868	22	258	1,148

Tax credits

At 30 June 2012, the Group had US$397 million of tax credits that have not been recognised (2011: US$344 million).

Temporary differences relating to MRRT and PRRT

At 30 June 2012, the Group had US$19,338 million of unrecognised deductible temporary differences (2011: US$ nil) that arose due to the enactment of the Australian MRRT and PRRT extension legislation in March 2012. Recognition of a deferred tax asset for MRRT and PRRT depends on benefits expected to be obtained from deduction against MRRT and PRRT liabilities based on the 1 May 2010 market value of Australian coal, iron ore and petroleum assets. Recognition of a deferred tax asset associated with MRRT and PRRT of US$19,338 million (2011: US$ nil) would result in a corresponding additional deferred tax liability for income tax purposes of US$5,801 million (2011: US$ nil).

Other deductible temporary differences

At 30 June 2012, the Group had deductible temporary differences for which deferred tax assets of US$3,192 million (2011: US$3,119 million) have not been recognised because it is not probable that future taxable profits will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

Temporary differences associated with investments in subsidiaries and jointly controlled entities

At 30 June 2012, deferred tax liabilities of US$1,997 million (2011: US$2,096 million) associated with undistributed earnings of subsidiaries and jointly controlled entities have not been recognised because the Group is able to control the timing of the reversal of the temporary differences and it is not probable that such differences will reverse in the foreseeable future.

8     Earnings per share

	2012	2011	2010
Basic earnings per ordinary share (US cents)	289.6	429.1	228.6
Diluted earnings per ordinary share (US cents)	288.4	426.9	227.8
Basic earnings per American Depositary Share (US cents) (a)	579.2	858.2	457.2
Diluted earnings per American Depositary Share (US cents) (a)	576.8	853.8	455.6
Basic earnings (US$M)	15,417	23,648	12,722
Diluted earnings (US$M) (b)	15,417	23,648	12,743

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

Weighted average number of shares	2012	2011	2010
	Million	Million	Million
Basic earnings per ordinary share denominator	5,323	5,511	5,565
Shares and options contingently issuable under employee share ownership plans (c)	23	29	30

Diluted earnings per ordinary share denominator (d)	5,346	5,540	5,595

(a)	Each American Depositary Share (ADS) represents two ordinary shares.

(b)

Diluted earnings are calculated after adding back dividend equivalent payments of US$ nil (2011: US$ nil; 2010: US$21 million) that would not be made if potential ordinary shares were converted to fully paid. As permitted by IFRS 2 ‘Share-based Payment’, from 1 July 2010 the Group has elected to incorporate the value of dividend equivalent payment entitlements into the grant date fair value of the associated equity-settled share-based payment awards. Previously, the Group elected to measure and recognise the dividend equivalent payment as a separate cash-settled share-based payment. Comparative amounts have not been restated.

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

(d)	Diluted earnings per share calculation excludes 2,943,856 of instruments (2011: 2,210,433; 2010: 5,372,381) which are considered antidilutive.

9    Dividends

	2012	2011	2010
	US$M	US$M	US$M
Dividends paid/payable during the period
BHP Billiton Limited	3,559	3,076	2,787
BHP Billiton Plc – Ordinary shares	2,335	2,003	1,831
– Preference shares (a)	–	–	–

	5,894	5,079	4,618

Dividends declared in respect of the period
BHP Billiton Limited	3,621	3,331	2,921
BHP Billiton Plc – Ordinary shares	2,376	2,183	1,920
– Preference shares (a)	–	–	–

	5,997	5,514	4,841

	2012	2011	2010
	US cents	US cents	US cents
Dividends paid during the period (per share)
Prior year final dividend	55.0	45.0	41.0
Interim dividend	55.0	46.0	42.0

	110.0	91.0	83.0

Dividends declared in respect of the period (per share)
Interim dividend	55.0	46.0	42.0
Final dividend	57.0	55.0	45.0

	112.0	101.0	87.0

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to year-end, on 22 August 2012, BHP Billiton declared a final dividend of 57.0 US cents per share (US$3,049 million), which will be paid on 28 September 2012 (2011: 55.0 US cents per share – US$2,943 million; 2010: 45.0 US cents per share – US$2,504 million).

Each American Depositary Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends declared on each ADS represent twice the dividend declared on BHP Billiton ordinary shares.

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2012	2011	2010
	US$M	US$M	US$M
Franking credits as at 30 June	7,494	3,971	3,861
Franking credits arising from the payment of current tax payable	2,547	3,218	818

Total franking credits available (b)	10,041	7,189	4,679

(a)	5.5 per cent dividend on 50,000 preference shares of £1 each declared and paid annually (30 June 2011: 5.5 per cent; 30 June 2010: 5.5 per cent).

(b)	The payment of the final 2012 dividend declared after 30 June 2012 will reduce the franking account balance by US$785 million.

10    Trade and other receivables

	2012	2011
	US$M	US$M
Current
Trade receivables	4,844	6,219
Provision for doubtful debts	(121)	(151)

Total trade receivables	4,723	6,068
Employee Share Plan loans (a)	3	3
Interest bearing loans receivable	72	–
Other receivables	2,906	2,126

Total current receivables (b)	7,704	8,197

Non-current
Employee Share Plan loans (a)	15	21
Interest bearing loans receivable	1,030	1,044
Other receivables	430	1,028

Total non-current receivables (b)	1,475	2,093

	2012	2011
	US$M	US$M
Movement in provision for doubtful debts
At the beginning of the financial year	151	147
Charge/(credit) for the year:
Underlying charge to the income statement	43	5
Released to the income statement	–	(1)
Utilisation	(73)	–

At the end of the financial year	121	151

(a)

Under the terms of the BHP Billiton Limited Employee Share Plan, shares have been issued to employees for subscription at the weighted average market price less a discount not exceeding 5 per cent. Interest free employee loans are full recourse and are available to fund the purchase of such shares for a period of up to 20 years, repayable by application of dividends or an equivalent amount. Refer to note 32.

(b)	Disclosures relating to receivables from related parties are set out in note 31.

11    Other financial assets

	2012	2011
	US$M	US$M
Current
At fair value
Cross currency and interest rate swaps	51	49
Forward exchange contracts	14	26
Commodity contracts	180	173
Other derivative contracts	37	16

Total current other financial assets	282	264

Non-current
At fair value
Cross currency and interest rate swaps	808	705
Commodity contracts	71	41
Other derivative contracts	254	114
Shares – available for sale	602	580
Other investments – available for sale (a)	146	162

Total non-current other financial assets	1,881	1,602

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

12    Inventories

		2012	2011
		US$M	US$M
Current
Raw materials and consumables	– at net realisable value (a)	76	4
	– at cost	2,095	1,960

		2,171	1,964

Work in progress	– at net realisable value (a)	301	4
	– at cost	2,094	2,315

		2,395	2,319

Finished goods	– at net realisable value (a)	569	136
	– at cost	1,098	1,735

		1,667	1,871

Total current inventories		6,233	6,154

Non-current
Raw materials and consumables	– at net realisable value (a)	33	19
	– at cost	234	123

		267	142

Work in progress	– at net realisable value (a)	67	25
	– at cost	74	184

		141	209

Finished goods	– at net realisable value (a)	–	–
	– at cost	16	12

		16	12

Total non-current inventories		424	363

(a)

US$131 million of inventory write-downs were recognised during the year (2011: US$23 million; 2010: US$33 million). Inventory write-downs of US$19 million made in previous periods were reversed during the year (2011: US$8 million; 2010: US$21 million).

13    Property, plant and equipment

Year ended 30 June 2012	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Exploration and evaluation	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Cost
At the beginning of the financial year	7,901	59,661	19,754	12,521	2,131	101,968
Additions	142	403	722	19,365	968	21,600
Acquisitions of subsidiaries and operations	34	811	14,459	–	515	15,819
Disposals	(88)	(1,869)	(482)	(6)	(84)	(2,529)
Disposals of subsidiaries and operations	–	(106)	(35)	–	–	(141)
Transferred to assets held for sale	(25)	(319)	(31)	(117)	–	(492)
Exchange variations taken to reserve	(1)	(81)	(15)	–	(1)	(98)
Transfers and other movements	1,326	9,587	(173)	(10,587)	(447)	(294)

At the end of the financial year	9,289	68,087	34,199	21,176	3,082	135,833

Accumulated depreciation and impairments
At the beginning of the financial year	2,274	26,028	5,033	–	688	34,023
Charge for the year	378	4,104	1,577	–	245	6,304
Impairments for the year	127	1,269	1,718	–	144	3,258
Reversals of impairments	–	(71)	–	–	–	(71)
Disposals	(83)	(1,770)	(481)	–	(49)	(2,383)
Disposals of subsidiaries and operations	–	(105)	(35)	–	–	(140)
Transferred to assets held for sale	(6)	(115)	(2)	–	–	(123)
Exchange variations taken to reserve	–	(70)	(13)	–	–	(83)
Transfers and other movements	48	(73)	(176)	58	(56)	(199)

At the end of the financial year	2,738	29,197	7,621	58	972	40,586

Net book value at 30 June 2012	6,551	38,890	26,578	21,118	2,110	95,247

Year ended 30 June 2011	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Exploration and evaluation	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Cost
At the beginning of the financial year	6,148	50,560	15,750	10,719	1,968	85,145
Additions	38	1,596	499	11,003	281	13,417
Acquisitions of subsidiaries and operations	5	671	3,604	–	–	4,280
Disposals	(35)	(694)	(51)	(7)	(114)	(901)
Exchange variations taken to reserve	2	199	30	–	–	231
Transfers and other movements	1,743	7,329	(78)	(9,194)	(4)	(204)

At the end of the financial year	7,901	59,661	19,754	12,521	2,131	101,968

Accumulated depreciation and impairments
At the beginning of the financial year	1,965	22,520	4,422	–	662	29,569
Charge for the year	321	3,991	625	–	66	5,003
Impairments for the year	–	11	–	–	73	84
Reversals of impairments	–	(10)	–	–	–	(10)
Disposals	(26)	(619)	(51)	–	(113)	(809)
Exchange variations taken to reserve	–	167	26	–	–	193
Transfers and other movements	14	(32)	11	–	–	(7)

At the end of the financial year	2,274	26,028	5,033	–	688	34,023

Net book value at 30 June 2011	5,627	33,633	14,721	12,521	1,443	67,945

14    Intangible assets

	2012			2011
	Goodwill	Other intangibles	Total	Goodwill	Other intangibles	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Cost
At the beginning of the financial year	922	744	1,666	370	497	867
Additions	3,778	578	4,356	552	211	763
Disposals	–	(1)	(1)	–	(3)	(3)
Impairments of goodwill for the year	(575)	–	(575)	–	–	–
Transferred to assets held for sale	(20)	–	(20)	–	–	–
Exchange variations taken to reserve	–	(1)	(1)	–	2	2
Transfers and other movements	–	7	7	–	37	37

At the end of the financial year	4,105	1,327	5,432	922	744	1,666

Accumulated amortisation and impairments
At the beginning of the financial year	–	210	210	–	180	180
Disposals	–	(1)	(1)	–	(2)	(2)
Charge for the year	–	104	104	–	36	36
Impairments for the year	–	–	–	–	–	–
Exchange variations taken to reserve	–	–	–	–	1	1
Transfers and other movements	–	7	7	–	(5)	(5)

At the end of the financial year	–	320	320	–	210	210

Total intangible assets	4,105	1,007	5,112	922	534	1,456

The carrying amount of goodwill has been allocated to CGUs, or groups of CGUs, as follows:

Cash-generating units	2012	2011
	US$M	US$M
Onshore US	3,591	–
Fayetteville	–	552
Other	514	370

	4,105	922

Impairment testing of goodwill

For the purpose of impairment testing, goodwill has been allocated to the cash-generating units (CGUs), or groups of CGUs, that are expected to benefit from the synergies of the business combination and which represent the level at which management will monitor and manage the goodwill.

The recoverable amounts of the Fayetteville CGU and the Onshore US group of CGUs were determined based on fair value less costs to sell (FVLCS). FVLCS was determined as the present value of the estimated future cash flows (expressed in real terms) expected to arise from the continued use of the assets (life of asset), including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows were discounted using a real after-tax discount rate that reflected current market assessments of the time value of money and the risks specific to the CGU.

The determination of FVLCS was most sensitive to the following assumptions:

•	Production volumes

•	Crude oil prices

•	Natural gas prices

•	Discount rate

Production volumes – estimated production volumes were based on detailed data for the fields and took into account development plans for the fields established by management as part of the long-term planning process. Production volumes are dependent on variables, such as the recoverable quantities of hydrocarbons, the production profile of the hydrocarbons, the cost of the development of the infrastructure necessary to recover the hydrocarbons, the production costs, the contractual duration of the production leases and the selling price of the hydrocarbons produced. As each producing field has specific reservoir characteristics and economic circumstances, the cash flows of the fields were computed using appropriate individual economic models and key assumptions established by management. The production profiles used were consistent with the resource volumes approved as part of the Group’s process for the estimation of proved reserves and total resources.

Crude oil and natural gas prices – key assumptions for oil and gas prices were derived from forward price curves and long-term views of global supply and demand, building upon past experience of the industry and consistent with external sources. These prices were adjusted to arrive at appropriate consistent price assumptions for different qualities of oil and gas, or where appropriate, contracted oil and gas prices were applied.

The crude oil prices used in the Onshore US FVLCS were within the range of prices published by market commentators of US$75.82/boe – US$101.93/boe.

The natural gas prices used in the Fayetteville Shale FVLCS and the Onshore US FVLCS were within the range of prices published by market commentators of US$2.74/MMBtu – US$6.21/MMBtu.

Discount rate – in arriving at the FVLCS, a real post-tax discount rate of 5.9 per cent was applied to the post-tax cash flows expressed in real terms. This discount rate was derived from the Group’s post-tax weighted average cost of capital (WACC), with appropriate adjustments made to reflect the risks specific to the CGU.

Fayetteville

The goodwill of US$552 million that arose from the acquisition of the Fayetteville gas business in March 2011 has been allocated to the Fayetteville CGU. The Fayetteville CGU comprises the Fayetteville natural gas reserves and resource; gas production wells and associated facilities; and the gas gathering system located in Arkansas, US.

For the interim period ended 31 December 2011, impairment testing indicated that the Fayetteville CGU was not impaired. However, since December 2011 there has been a significant fall in US domestic gas prices which prompted the Group to adjust its development plans. Consequently, a further impairment test was performed as at 30 June 2012 and resulted in a total impairment charge of US$2,835 million being recognised for the year ended 30 June 2012, including impairment of the Fayetteville goodwill of US$552 million and property, plant and equipment of US$2,283 million. The total impairment charge is included in ‘Expenses excluding net finance costs’ in the Consolidated Income Statement – refer to note 5.

Onshore US

The goodwill of US$3,591 million that arose from the acquisition of Petrohawk Energy Corporation has been allocated to the Onshore US group of CGUs which comprises the Fayetteville CGU as well as the Eagleford,

Haynesville and Permian Basin CGUs. The Onshore US group of CGUs comprises the natural gas and liquid reserves and resources, gas production wells and associated facilities, and gas gathering systems in the Eagleford, Haynesville and Permian fields in Texas and Louisiana, US, in addition to the Fayetteville CGU. The Onshore US group of CGUs is part of the Petroleum reportable segment.

The Onshore US group of CGUs was tested for impairment after testing each of the individual CGUs that it comprises. The impairment tests for the Eagleford, Haynesville and Permian Basin CGUs indicated that no impairments were required. As indicated above, an impairment was recognised in relation to the Fayetteville CGU. The impairment test of the Onshore US group of CGUs was therefore performed after the Fayetteville assets were written down to their recoverable amount. The result indicated that the recoverable amount of the Onshore US group of CGUs exceeded its carrying amount and no further impairment was required.

With regard to the assessment of FVLCS for the Onshore US group of CGUs, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the group of CGUs to exceed its recoverable amount.

Other

Goodwill held by other CGUs is US$514 million (2011: US$370 million), representing less than one per cent of net assets at 30 June 2012 (2011: less than one per cent). The goodwill has been allocated across a number of CGUs in different reportable segments, with no CGU accounting for more than US$200 million of total goodwill.

15    Trade and other payables

	2012	2011
	US$M	US$M
Current
Trade creditors	8,727	6,667
Other creditors	3,297	3,056

Total current payables	12,024	9,723

Non-current
Other creditors	509	555

Total non-current payables	509	555

16    Interest bearing liabilities

	2012	2011
	US$M	US$M
Current
Unsecured bank loans	537	484
Notes and debentures	1,645	2,458
Commercial paper	995	–
Secured bank loans (a)	122	160
Finance leases	82	63
Secured other	–	18
Unsecured other	130	332
Unsecured bank overdrafts and short-term borrowings	20	4

Total current interest bearing liabilities	3,531	3,519

Non-current
Unsecured bank loans	290	526
Notes and debentures	22,740	10,122
Secured bank loans (a)	626	580
Redeemable preference shares (b)	15	15
Finance leases	155	129
Unsecured other (a)	429	448
Secured other (a)	544	568

Total non-current interest bearing liabilities	24,799	12,388

(a)

Includes US$708 million (2011: US$591 million) proportionate share of bank loans and other borrowings arranged by jointly controlled entities to fund the financing of joint venture partners. While the Group chose to finance the joint ventures directly and not to participate in the external borrowing programs arranged by the joint ventures, the Group recognises its share of those borrowings on proportionate consolidation of the assets and liabilities of each venture (refer to note 1). A corresponding amount of interest bearing loans receivable is recognised in other receivables (refer to note 10), reflecting the direct funding of the Group’s contribution to each joint venture.

(b)

Comprises 150 (2011: 150) Series A preferred shares issued by BHP Billiton Foreign Holdings Inc. at US$100,000 each fully paid, cumulative, non-participating. The shares are redeemable at par at the option of BHP Billiton Foreign Holdings Inc. after 3 August 2013 and at the option of the holder of the shares after 3 February 2016.

17    Other financial liabilities

	2012	2011
	US$M	US$M
Current
Cross currency and interest rate swaps	–	53
Forward exchange contracts	6	3
Commodity contracts	154	196
Other derivative contracts	40	36

Total current other financial liabilities	200	288

Non-current
Cross currency and interest rate swaps	256	–
Commodity contracts	24	23
Other derivative contracts	37	56

Total non-current other financial liabilities	317	79

18    Provisions

	2012	2011
	US$M	US$M
Current
Employee benefits (a)	1,592	1,334
Restructuring (b)	100	40
Closure and rehabilitation (c)	406	378
Post-retirement employee benefits (d)	28	21
Other	658	483

Total current provisions	2,784	2,256

Non-current
Employee benefits (a)	208	209
Restructuring (b)	12	38
Closure and rehabilitation (c)	7,645	7,639
Post-retirement employee benefits (d)	771	694
Other	278	713

Total non-current provisions	8,914	9,293

(a)	The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits.

(b)	Total restructuring provisions include provision for business terminations of US$73 million (2011: US$13 million).

(c)	Total closure and rehabilitation provisions include provision for closed sites of US$1,216 million (2011: US$1,753 million).

(d)

The provision for post-retirement employee benefits includes pension liabilities of US$349 million (2011: US$273 million) and post-retirement medical benefit liabilities of US$450 million (2011: US$442 million). Refer to note 29. The non-current provision includes Non-executive Directors’ retirement benefits of US$1 million (2011: US$1 million).

	Employee benefits	Restructuring	Closure and rehabilitation	Post-retirement employee benefits	Other	Total
	US$M	US$M	US$M	US$M	US$M	US$M
At the beginning of the financial year	1,543	78	8,017	715	1,196	11,549
Amounts capitalised	–	–	251	–	–	251
Acquisition of subsidiaries and operations	75	–	43	–	1	119
Charge/(credit) for the year:
Underlying	1,626	95	68	68	409	2,266
Discounting	9	3	469	129	–	610
Expected return on pension scheme assets	–	–	–	(103)	–	(103)
Exchange variations	(85)	(4)	(97)	(51)	(25)	(262)
Released during the year	(76)	(27)	(247)	–	(255)	(605)
Actuarial loss taken to retained earnings	–	–	–	250	–	250
Exchange variations taken to reserve	–	–	(7)	–	–	(7)
Utilisation	(1,297)	(32)	(415)	(193)	(385)	(2,322)
Disposals of subsidiaries and operations	–	–	(14)	–	–	(14)
Transferred to liabilities held for sale	–	–	(15)	(13)	(7)	(35)
Transfers and other movements	5	(1)	(2)	(3)	2	1

At the end of the financial year	1,800	112	8,051	799	936	11,698

19    Share capital

	BHP Billiton Limited			BHP Billiton Plc
	2012	2011	2010	2012	2011	2010
	US$M	US$M	US$M	US$M	US$M	US$M
Share capital
Balance at the beginning of the financial year	1,183	1,227	1,227	1,070	1,116	1,116
Shares bought back and cancelled (a)	–	(44)	–	(1)	(46)	–
Proceeds from the issue of shares	3	–	–	–	–	–

Balance at the end of the financial year	1,186	1,183	1,227	1,069	1,070	1,116

Treasury shares
Balance at the beginning of the financial year	(1)	(1)	(1)	(622)	(524)	(524)
Purchase of shares by ESOP Trusts	(318)	(351)	(216)	(106)	(118)	(58)
Employee share awards exercised following vesting	311	351	216	120	103	58
Shares bought back (a)	–	–	–	–	(3,678)	–
Shares cancelled (a)	–	–	–	83	3,595	–

Balance at the end of the financial year	(8)	(1)	(1)	(525)	(622)	(524)

	BHP Billiton Limited			BHP Billiton Plc (b)
	2012 Shares (c)	2011 Shares (c)	2010 Shares (c)	2012 Shares (c)	2011 Shares (c)	2010 Shares (c)
Share capital issued
Ordinary shares fully paid	3,211,691,105	3,211,654,687	3,358,444,496	2,136,185,454	2,138,367,191	2,231,121,202
Comprising
– Shares held by the public	3,211,448,985	3,211,607,567	3,358,397,376	2,111,273,967	2,110,963,849	2,206,076,344
– Treasury shares	242,120	47,120	47,120	24,911,487	27,403,342	25,044,858
Ordinary shares paid to A$1.36	–	–	110,000
Special Voting Share of no par value (d)	1	1	1
5.5% Preference shares of £1 each (e)				50,000	50,000	50,000
Special Voting Share of US$0.50 par value (d)				1	1	1

	BHP Billiton Limited			BHP Billiton Plc
	2012 Shares	2011 Shares	2010 Shares	2012 Shares	2011 Shares	2010 Shares
Movement in shares held by the public
Opening number of shares	3,211,607,567	3,358,397,376	3,358,397,376	2,110,963,849	2,206,076,344	2,206,130,916
Shares issued on the exercise of Group Incentive Scheme awards	36,418	–	–	–	–	–
Partly paid shares becoming fully paid (f)	–	110,000	–	–	–	–
Purchase of shares by ESOP Trusts	(8,077,647)	(8,997,229)	(6,304,733)	(3,055,030)	(3,664,620)	(2,081,566)
Employee share awards exercised following vesting	7,882,647	8,997,229	6,304,733	3,365,148	3,487,873	2,026,994
Shares bought back (a)	–	(146,899,809)	–	–	(94,935,748)	–

Closing number of shares (g)	3,211,448,985	3,211,607,567	3,358,397,376	2,111,273,967	2,110,963,849	2,206,076,344

	BHP Billiton Limited			BHP Billiton Plc
	2012 Shares	2011 Shares	2010 Shares	2012 Shares	2011 Shares	2010 Shares
Movement in Treasury shares
Opening number of shares	47,120	47,120	47,120	27,403,342	25,044,858	24,990,286
Purchase of shares by ESOP Trusts	8,077,647	8,997,229	6,304,733	3,055,030	3,664,620	2,081,566
Employee share awards exercised following vesting	(7,882,647)	(8,997,229)	(6,304,733)	(3,365,148)	(3,487,873)	(2,026,994)
Shares bought back (a)	–	–	–	–	94,935,748	–
Shares cancelled (a)	–	–	–	(2,181,737)	(92,754,011)	–

Closing number of shares	242,120	47,120	47,120	24,911,487	27,403,342	25,044,858

	BHP Billiton Limited
	2012 Shares	2011 Shares	2010 Shares
Movement in shares partly paid to A$1.36
Opening number of shares	–	110,000	110,000
Partly paid shares becoming fully paid (f)	–	(110,000)	–

Closing number of shares	–	–	110,000

(a)

On 15 November 2010, BHP Billiton announced the reactivation of the remaining US$4.2 billion component of its previously suspended US$13 billion buy-back program and subsequently announced an expanded US$10 billion capital management program on 16 February 2011. This expanded program was completed on 29 June 2011 through a combination of on-market and off-market buy-backs. In accordance with the UK Companies Act 2006 and with the resolutions passed at the 2010 Annual General Meetings, BHP Billiton Limited purchased fully paid shares in BHP Billiton Plc on-market and then transferred those shares to BHP Billiton Plc for nil consideration and cancellation. BHP Billiton Plc shares bought back as part of this program but not cancelled at 30 June 2011 were accounted for as Treasury shares within the share capital of BHP Billiton Plc. An off-market tender buy-back of BHP Billiton Limited shares was completed on 11 April 2011. In accordance with the structure of the buy-back, US$44 million was allocated to the share capital of BHP Billiton Limited and US$6,301 million was allocated to retained earnings. These shares were then cancelled. Details of the purchases are shown in the table below. Cost per share represents the average cost per share for BHP Billiton Plc shares and final cost per share for BHP Billiton Limited shares.

Year ended	Shares purchased	Number	Cost per share		Total cost US$M	Purchased by:
						BHP Billiton Limited		BHP Billiton Plc
						Shares	US$M	Shares	US$M
30 June 2011	BHP Billiton Plc	94,935,748	£23.96	(i)	3,678	94,935,748	3,678	–	–
	BHP Billiton Limited	146,899,809	A$40.85		6,345	146,899,809	6,345	–	–

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

(c)

The total number of BHP Billiton Limited shares of all classes is 3,211,691,106 of which 99.99 per cent are ordinary shares fully paid (2011: 3,211,654,688, 99.99 per cent; 2010: 3,358,554,497, 99.99 per cent). The total number of BHP Billiton Plc shares of all classes is 2,136,235,455 of which 99.99 per cent are ordinary shares of US$0.50 par value (2011: 2,138,417,192, 99.99 per cent; 2010: 2,231,171,203, 99.99 per cent). Any profit remaining after payment of preferred distributions is available for distribution to the holders of BHP Billiton Limited and BHP Billiton Plc ordinary shares in equal amounts per share.

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

(g)	During the period 1 July 2012 to 12 September 2012, no fully paid ordinary shares in BHP Billiton were issued on the exercise of Group Incentive Scheme awards.

20    Other equity

	2012	2011	2010
	US$M	US$M	US$M
Reserves
Share premium account (a)
Balance at the beginning of the financial year	518	518	518

Balance at the end of the financial year	518	518	518

Foreign currency translation reserve (b)
Balance at the beginning of the financial year	34	15	24
Exchange fluctuations on translation of foreign operations taken to equity	19	19	1
Exchange fluctuations on translation of foreign operations transferred to the income statement	–	–	(10)

Total other comprehensive income	19	19	(9)

Balance at the end of the financial year	53	34	15

Employee share awards reserve (c)
Balance at the beginning of the financial year	680	557	434
Deferred tax arising on accrued employee entitlement for unexercised awards	(56)	(13)	69

Total other comprehensive income	(56)	(13)	69
Accrued employee entitlement for unexercised awards	270	266	170
Employee share awards exercised	(189)	(121)	(88)
Employee share awards forfeited	(8)	(9)	(28)

Balance at the end of the financial year	697	680	557

Hedging reserve – cash flow hedges (d)
Balance at the beginning of the financial year	–	–	9
Losses on cash flow hedges taken to equity	(320)	–	(15)
Realised losses on cash flow hedges transferred to the income statement	–	–	2
Unrealised losses on cash flow hedges transferred to the income statement	205	–	–
Deferred tax relating to cash flow hedges	35	–	4

Total other comprehensive income	(80)	–	(9)

Balance at the end of the financial year	(80)	–	–

Financial assets reserve (e)
Balance at the beginning of the financial year	276	348	202
Net valuation (losses)/gains on available for sale investments taken to equity	(32)	(71)	160
Net valuation (gains)/losses on available for sale investments transferred to the income statement	(2)	(38)	2
Deferred tax relating to revaluations	(12)	37	(16)

Total other comprehensive income	(46)	(72)	146

Balance at the end of the financial year	230	276	348

Share buy-back reserve (f)
Balance at the beginning of the financial year	164	118	118
BHP Billiton Plc shares cancelled	1	46	–

Balance at the end of the financial year	165	164	118

Non-controlling interest contribution reserve (g)
Balance at the beginning of the financial year	329	350	–
Issue of share options to non-controlling interests	–	–	43
Distribution to option holders	–	(21)	(10)
Equity contributed	–	–	317

Balance at the end of the financial year	329	329	350

Total reserves	1,912	2,001	1,906

	2012	2011	2010
	US$M	US$M	US$M
Retained earnings
Balance at the beginning of the financial year	53,131	44,801	36,831
Profit after taxation	15,417	23,648	12,722
Actuarial losses on pension and medical schemes	(253)	(105)	(38)
Tax recognised within other comprehensive income	123	94	54

Total comprehensive income	15,287	23,637	12,738
Dividends	(5,894)	(5,126)	(4,618)
BHP Billiton Limited shares cancelled – refer to note 19	–	(6,301)	–
BHP Billiton Plc shares cancelled – refer to note 19	(83)	(3,595)	–
Employee share awards exercised, net of employee contributions and forfeitures	(205)	(285)	(150)

Balance at the end of the financial year	62,236	53,131	44,801

	2012	2011	2010
	US$M	US$M	US$M
Non-controlling interests
Balance at the beginning of the financial year	993	804	757
Profit after taxation	115	298	287
Actuarial gains/(losses) on pension and medical schemes	3	(8)	–
Net valuation gains on available for sale investments taken to equity	–	1	7
Net valuation gains on available for sale investments transferred to the income statement	–	(9)	–
Tax recognised within other comprehensive income	(1)	2	–

Total comprehensive income	117	284	294
Issue of share options to non-controlling interests	–	–	16
Distribution to option holders	–	(17)	(6)
Dividends	(56)	(90)	(277)
Equity contributed	161	12	20

Balance at the end of the financial year	1,215	993	804

(a)	The share premium account represents the premium paid on the issue of BHP Billiton Plc shares recognised in accordance with the UK Companies Act 2006.

(b)	The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Group into US dollars.

(c)	The employee share awards reserve represents the accrued employee entitlements to share awards that have been charged to the income statement and have not yet been exercised.

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

21    Contingent liabilities

Contingent liabilities at balance date, not otherwise provided for in the financial statements, are categorised as arising from:

	2012	2011
	US$M	US$M
Jointly controlled entities
Bank guarantees (a)	1	12
Actual or potential litigation (b)	1,260	1,384
Other	8	1

	1,269	1,397

Subsidiaries and jointly controlled assets (including guarantees)
Bank guarantees (a)	30	28
Actual or potential litigation (b)	836	693
Other	3	4

	869	725

Total contingent liabilities	2,138	2,122

(a)	The Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.

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

22    Commitments

	2012	2011
	US$M	US$M
Capital expenditure commitments
Due not later than one year	7,749	5,029
Due later than one year and not later than two years	2,023	1,368
Due later than two years and not later than three years	444	434
Due later than three years and not later than four years	112	14
Due later than four years and not later than five years	36	1

Total capital expenditure commitments	10,364	6,846

Lease expenditure commitments
Finance leases
Due not later than one year	113	88
Due later than one year and not later than two years	64	54
Due later than two years and not later than three years	65	50
Due later than three years and not later than four years	49	51
Due later than four years and not later than five years	76	46
Due later than five years	32	93

Total commitments under finance leases	399	382
Future financing charges	(76)	(93)
Right to reimbursement from joint venture partner	(86)	(97)

Finance lease liability	237	192

Operating leases (a)
Due not later than one year	925	861
Due later than one year and not later than two years	700	640
Due later than two years and not later than three years	516	453
Due later than three years and not later than four years	347	208
Due later than four years and not later than five years	275	192
Due later than five years	1,126	1,197

Total commitments under operating leases	3,889	3,551

Other expenditure commitments (b)
Due not later than one year	4,061	3,473
Due later than one year and not later than two years	2,199	1,486
Due later than two years and not later than three years	1,468	947
Due later than three years and not later than four years	957	564
Due later than four years and not later than five years	910	546
Due later than five years	3,841	2,059

Total commitments for other expenditure	13,436	9,075

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

	2012	2011	2010
	US$M	US$M	US$M
Cash and cash equivalents comprise:
Cash	1,521	1,361	1,369
Short-term deposits	3,260	8,723	11,087

Total cash and cash equivalents (a)	4,781	10,084	12,456
Bank overdrafts and short-term borrowings – refer to note 16	(20)	(4)	(1)
Transferred to assets held for sale – refer to note 26	120	–	–

Total cash and cash equivalents, net of overdrafts	4,881	10,080	12,455

(a)	Cash and cash equivalents include US$132 million (2011: US$170 million; 2010: US$330 million) which is restricted by legal or contractual arrangements.

Significant non-cash investing and financing transactions

Property, plant and equipment of US$29 million (2011: US$2 million; 2010: US$56 million) was acquired under finance leases.

Property, plant and equipment of US$ nil (2011: US$ nil; 2010: US$236 million) was acquired under vendor financing arrangements.

Disposal of subsidiaries and operations

The Group disposed of the following subsidiaries and operations during the year ended:

30 June 2012

•	Gulf of Mexico assets – West Cameron, Starlifter and Mustang.

30 June 2011

•	There were no disposals of subsidiaries or operations.

30 June 2010

•	Esidulini game reserve

•	Kendilo coal operation

•	Manganese Metal Company (Pty) Ltd

•	Pering mine

•	Ravensthorpe nickel operations

•	Suriname Bauxite Mines and the Paranam Refinery

•	Yabulu nickel refinery

Details of the disposal of subsidiaries and operations are as follows:

	2012	2011	2010
	US$M	US$M	US$M
Assets
Cash and cash equivalents	–	–	137
Trade and other receivables	–	–	11
Inventories	–	–	169
Current tax assets	–	–	9
Other current assets	–	–	11
Property, plant and equipment	1	–	682

Total assets	1	–	1,019

Liabilities
Trade and other payables	–	–	(66)
Interest bearing liabilities	–	–	(27)
Current tax payable	–	–	(1)
Provisions	(14)	–	(590)

Total liabilities	(14)	–	(684)

Net (liabilities)/assets disposed (a)	(13)	–	335

Gross cash consideration	6	–	351
Less cash and cash equivalents disposed	–	–	(137)

Net cash consideration received	6	–	214

Gains on sale of subsidiaries and operations	19	–	16

(a)

Net assets disposed of in the year ended 30 June 2010 included property, plant and equipment of US$58 million, current tax assets of US$9 million and provisions of US$301 million previously classified as held for sale.

Acquisition of subsidiaries and operations

In addition to the business combinations described in note 24, the Group acquired the following subsidiaries and operations during the year ended:

30 June 2012

•	CEU Hawkeville LLC

30 June 2011

•	There were no acquisitions of subsidiaries or operations.

30 June 2010

•	100 per cent of Athabasca Potash Inc.

•	100 per cent of United Minerals Corporations NL

Details of the acquisitions of subsidiaries and operations, excluding those acquired through business combinations (refer to note 24), are as follows:

	2012	2011	2010
	US$M	US$M	US$M
Assets
Trade and other receivables	3	–	–
Other current assets	3	–	–
Property, plant and equipment	89	–	508

Assets acquired	95	–	508

Cash consideration paid	95	–	508

24    Business combinations

Major business combinations completed during the year ended 30 June 2012

Petrohawk Energy Corporation

On 14 July 2011, the Group announced it had entered into a definitive agreement to acquire Petrohawk Energy Corporation Inc. (Petrohawk) by means of an all-cash tender offer for all of the issued and outstanding shares of Petrohawk. The acquisition date of Petrohawk was 20 August 2011.

Petrohawk is an oil and natural gas company based in the United States. It owns a number of shale gas assets in Texas and Louisiana and associated midstream pipeline systems. This acquisition provides the Group with operated positions in the resource areas of the Eagle Ford, Haynesville and Permian fields.

Petrohawk was purchased for total consideration of US$12,005 million consisting of US$11,690 million for existing shares and US$315 million for settlement of outstanding options, restricted stock and stock appreciation rights (collectively referred to as employee awards). The vesting of the employee awards was accelerated at the acquisition date pursuant to a change of control clause in the original employee award plans. As a result, all of the consideration for settlement of such awards was included in purchase consideration. The terms of the acquisition agreement did not include any contingent consideration.

Acquisition related costs of US$46 million have been expensed and included in other operating expenses in the Consolidated Income Statement.

Details of the business combination are as follows:

	Provisional fair value reported at 31 December 2011	Adjustments to provisional fair value	Final fair value
	US$M	US$M	US$M
Assets
Cash and cash equivalents	10	–	10
Trade and other receivables (a)	322	5	327
Other financial assets	240	–	240
Inventories	59	1	60
Property, plant and equipment (b)	21,017	(5,667)	15,350
Intangibles – Goodwill (c)	–	3,591	3,591
Other assets	68	–	68

Total assets	21,716	(2,070)	19,646

Liabilities
Trade and other payables	645	(4)	641
Interest bearing liabilities	3,800	–	3,800
Other financial liabilities	7	–	7
Current tax payable	62	(5)	57
Deferred tax liabilities (d)	5,049	(2,061)	2,988
Provisions	88	–	88

Total liabilities	9,651	(2,070)	7,581

Net assets	12,065	–	12,065
less non-controlling interest share of net assets	(60)	–	(60)

Net assets acquired	12,005	–	12,005

Gross consideration	12,005	–	12,005
Cash and cash equivalents acquired	(10)	–	(10)

Net consideration paid	11,995	–	11,995

(a)	The gross contractual amount for trade and other receivables was US$330 million of which US$3 million was not expected to be collected at acquisition date.

(b)

The fair values were provisional at 31 December 2011 due to the complexity of the valuation process, particularly in relation to the valuation of the oil and gas properties and the accounting for the corresponding deferred tax liability. As a result, the provisional accounting did not separate any goodwill from the value of property, plant and equipment. Subsequent to 31 December 2011, management has obtained a final independent fair valuation of the oil and gas properties and adjusted the provisional value accordingly.

(c)	Goodwill is calculated as a residual amount and the net impact of the above adjustments results in the recognition of goodwill of US$3,591 million.

(d)

The difference between the allocated fair values of the oil and gas properties acquired and the corresponding tax base gives rise to a deferred tax liability (DTL). The reduction in the valuation of the oil and gas properties gives rise to a corresponding reduction in the DTL.

The goodwill of US$3,591 million is attributable to the expected synergies to be realised through managing the portfolio of both the acquired assets and the Group’s existing assets, and to the measurement of deferred income taxes based on nominal amounts rather than fair value. None of the goodwill recognised is expected to be deductible for tax purposes.

The Group has entered into certain retention arrangements with the employees of Petrohawk. Pursuant to these arrangements, the Group will make retention payments at different intervals, subject to mandatory service requirements, and grant restricted share awards in BHP Billiton Limited with vesting dates ranging from 31 December 2012 to 22 August 2014. All retention benefits paid to employees will be accounted for as a post-combination employee benefits expense in the Consolidated Income Statement, of which US$56 million has been expensed since the acquisition date.

From the date of the acquisition to 30 June 2012, revenue of US$1,740 million and a loss after taxation of US$136 million were included in the Consolidated Income Statement with regard to Petrohawk.

HWE Mining

On 30 September 2011, the Group finalised the purchase of the HWE mining services business (HWE Mining), comprising three entities and other property, plant and equipment, which provide contract mining services to the Group’s Western Australian Iron Ore (WAIO) joint ventures, from Leighton Holdings Limited (Leighton Holdings). The acquisition was funded by the Group’s available cash and control was obtained through the purchase of all the issued share capital of the acquired entities.

The acquisition relates to the mining equipment and related assets that service the Area C, Yandi and Orebody 23/25 operations and is consistent with the Group’s previously stated intention to move the WAIO business from contract mining to owner-operator mining.

Acquisition related costs of US$17 million have been expensed and included in other operating expenses in the Consolidated Income Statement.

Details of the business combination are as follows:

	Provisional fair value reported at 31 December 2011	Adjustments to provisional fair value	Final fair value
	US$M	US$M	US$M
Assets
Trade and other receivables (a)	7	–	7
Inventories	44	–	44
Property, plant and equipment	380	–	380
Intangibles – Goodwill	171	16	187
Deferred tax assets	9	–	9

Total assets	611	16	627

Liabilities
Interest bearing liabilities	109	–	109
Deferred tax liabilities	–	16	16
Provisions	31	–	31
Deferred income	22	–	22

Total liabilities	162	16	178

Net assets acquired	449	–	449

Consideration paid	449	–	449

(a)	This represents the gross contractual amount for trade and other receivables all of which is expected to be collected.

The consideration paid was in excess of the fair value of the identifiable assets and liabilities and therefore goodwill of US$187 million has been recognised in respect of the acquisition. The goodwill is attributable to the skilled workforce and the expected synergies to result from an in-house mining workforce, improved safety and the management of costs. None of the goodwill recognised is expected to be deductible for tax purposes.

Prior to the acquisition, the Group and HWE Mining were parties to a contract under which HWE Mining supplied contract mining services to the Group. At the time of acquisition, the Group, as manager of the WAIO joint ventures, agreed to settle outstanding claims which amounted to US$241 million. This resulted in US$120 million being recognised in other operating expenses in the Consolidated Income Statement during the year ended 30 June 2012, with the remaining balance having been accrued for in prior periods. The settlement amount was based on mutually agreed claims using commercial rates and extinguished any right for Leighton Holdings to make retrospective claims for work performed prior to the acquisition date.

A payment of US$20 million was made to Leighton Holdings for transitional services to be provided post acquisition. This payment was treated as a prepayment, included within other current assets in the Consolidated Balance Sheet and was amortised over its period of use.

From the date of the acquisition to 30 June 2012, revenue of US$1,064 million, which includes US$870 million of intercompany revenues, and a profit after taxation of US$101 million were included in the Consolidated Income Statement with regard to HWE Mining.

Notional financial information

The revenue and profit after taxation of the combined Group for the year ended 30 June 2012 as though the acquisition date for all business combinations that occurred during the year had been as of 1 July 2011 are US$72.6 billion and US$15.6 billion respectively.

Business combination during the year ended 30 June 2011

Fayetteville Shale gas

The financial statements for the year ended 30 June 2011 included disclosure of the provisional fair values of the identifiable assets and liabilities of the Fayetteville Shale gas business acquired in March 2011. The fair values were provisional at 30 June 2011 due to the complexity of the valuation process. The provisional fair values of the assets and liabilities acquired approximated the consideration paid (US$4,819 million) and therefore no goodwill or bargain purchase gain was recognised at 30 June 2011. Subsequent to 30 June 2011, management has made the following adjustments to the business combination accounting:

	Provisional fair value reported at 30 June 2011	Adjustments to provisional fair value	Final fair value
	US$M	US$M	US$M
Assets
Trade and other receivables	38	–	38
Inventories	3	–	3
Property, plant and equipment (a)	4,803	(523)	4,280
Intangibles – Goodwill	–	552	552

Total assets	4,844	29	4,873

Liabilities
Trade and other payables	21	–	21
Provisions	4	24	28

Total liabilities	25	24	49

Net assets acquired	4,819	5	4,824

Consideration paid	4,819	5	4,824

(a)

US$523 million adjustment to fair value of oil and gas properties is based on additional information relating to the condition of the properties at acquisition date. In particular, information about the minimum level of development activity required to retain the acreage.

The adjustments to the provisional fair values, which have been recognised by restating the 2011 comparative information, have resulted in recognition of goodwill of US$552 million. The goodwill of US$552 million was attributable to the synergies expected to be derived from market access and an assembled workforce at the field level. Goodwill recognised that is expected to be deductible for tax purposes is US$552 million. During the year ended 30 June 2012 goodwill and property, plant and equipment recognised as part of the Fayetteville business combination has been impaired – refer to note 3.

25    Subsidiaries

Significant subsidiaries of the Group, which are those with the most significant contribution to the Group’s net profit or net assets, are as follows:

			The Group’s effective interest
Name	Country of incorporation	Principal activity	2012%	2011%
BHP Billiton Aluminium Australia Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
BHP Billiton Aluminium (RAA) Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
BHP Billiton Aluminium (Worsley) Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
BHP Billiton Canada Inc.	Canada	Diamond mining	100	100
BHP Billiton Direct Reduced Iron Pty Ltd	Australia	Hot briquette iron plant (closed)	100	100
BHP Billiton Energy Coal Australia Pty Ltd	Australia	Holding company	100	100
BHP Billiton Energy Coal South Africa Proprietary Limited	South Africa	Coal mining	100	100
BHP Billiton Finance BV	Netherlands	Finance	100	100
BHP Billiton Finance Ltd	Australia	Finance	100	100
BHP Billiton Finance (USA) Ltd (a)	Australia	Finance	100	100
BHP Billiton Foreign Holdings Inc.	US	Holding company	100	100
BHP Billiton Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Billiton International Services Limited	UK	Service company	100	100
BHP Billiton Iron Ore Pty Limited	Australia	Service company	100	100
BHP Billiton IO Mining Pty Ltd	Australia	Holding company	100	–
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Inc.	US	Marketing and trading	100	100
BHP Billiton Metcoal Holdings Pty Ltd	Australia	Holding company	100	100
BHP Billiton Metais SA	Brazil	Alumina refining and aluminium smelting	100	100
BHP Billiton Minerals Pty Ltd	Australia	Iron ore, coal, silver, lead and zinc mining	100	100
BHP Billiton Mitsui Coal Pty Ltd	Australia	Coal mining	80	80
BHP Billiton Nickel West Pty Ltd	Australia	Nickel mining, smelting, refining and administrative services	100	100
BHP Billiton Olympic Dam Corporation Pty Ltd	Australia	Copper and uranium mining	100	100
BHP Billiton Petroleum (Americas) Inc.	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Arkansas) Inc.	US	Hydrocarbons production	100	100
BHP Billiton Petroleum (Australia) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Bass Strait) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Deepwater) Inc.	US	Hydrocarbons exploration, development and production	100	100
BHP Billiton Petroleum (Fayetteville) LLC	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (North West Shelf) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum Great Britain Limited	UK	Hydrocarbons production	100	100

			The Group’s effective interest
Name	Country of incorporation	Principal activity	2012%	2011%
BHP Billiton Petroleum (International Exploration) Pty Ltd	Australia	Hydrocarbons development and production	100	100
BHP Billiton Petroleum (New Ventures) Corporation	Canada	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Philippines) Corporation	Canada	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Sabah) Corporation	Canada	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Victoria) Pty Ltd	Australia	Hydrocarbons development	100	100
BHP Billiton SA Holdings Limited	South Africa	Holding company	100	100
BHP Billiton SA Limited	South Africa	Holding and service company	100	100
BHP Billiton Shared Business Services Pty Ltd	Australia	Service company	100	100
BHP Billiton Shared Services Malaysia Sdn. Bhd.	Malaysia	Service company	100	100
BHP Billiton SSM Development Pty Ltd	Australia	Holding company	100	100
BHP Billiton (Trinidad – 2c) Limited	Canada	Hydrocarbons development	100	100
BHP Billiton World Exploration Inc.	Canada	Minerals exploration	100	100
BHP Canadian Diamonds Company	Canada	Diamond mining	100	100
BHP Chile Inc.	US	Service company	100	100
BHP Coal Holdings Pty Ltd	Australia	Holding company	100	100
BHP Coal Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Copper Inc.	US	Holding company and copper mining	100	100
BHP Escondida Inc.	US	Holding company	100	100
BHP Iron Ore (Jimblebar) Pty Ltd	Australia	Iron ore mining	100	100
BHP Navajo Coal Company	US	Coal mining	100	100
BHP Petroleum (Pakistan) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Queensland Coal Investments Pty Ltd	Australia	Holding company and coal mining	100	100
Billiton Aluminium SA Limited	South Africa	Aluminium smelting	100	100
Billiton Marketing Holding BV	Netherlands	Holding company	100	100
Broken Hill Proprietary (USA) Inc.	US	Service company	100	100
Cerro Matoso SA	Colombia	Nickel mining and ferro-nickel smelting	99.9	99.9
Coal Mines Australia Pty Ltd	Australia	Coal exploration	100	100
Compañia Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Dendrobium Coal Pty Ltd	Australia	Coal mining	100	100
EagleHawk Field Services LLC	US	Hydrocarbons exploration and production	100	–
Endeavour Coal Pty Ltd	Australia	Coal mining	100	100
Groote Eylandt Mining Company Pty Ltd	Australia	Manganese mining	60	60
Hawk Field Services LLC	US	Hydrocarbons exploration and production	100	–
Hillside Aluminium Limited	South Africa	Aluminium smelting	100	100
Hotazel Manganese Mines (Proprietary) Limited (b)	South Africa	Manganese ore mining and processing	54.6	54.6
Hunter Valley Energy Coal Pty Ltd	Australia	Coal mining	100	100
Illawarra Coal Holdings Pty Ltd	Australia	Coal mining	100	100
Illawarra Services Pty Ltd	Australia	Coal mining	100	100
KCS Resources LLC	US	Hydrocarbons exploration and production	100	–
Minera Spence SA	Chile	Copper mining	100	100
One Tec Operating LLC	US	Hydrocarbons exploration and production	100	–
Petrohawk Energy Corporation	US	Hydrocarbons exploration and production	100	–
Petrohawk Properties LP	US	Hydrocarbons exploration and production	100	–
PT Lahai Coal	Indonesia	Coal exploration	75	75
PT Juloi Coal	Indonesia	Coal exploration	75	75
Rio Algom Limited	Canada	Holding company	100	100
Samancor AG	Switzerland	Marketing	60	60
Samancor Manganese (Proprietary) Limited	South Africa	Manganese mining and manganese alloys	60	60
San Juan Coal Company	US	Coal mining	100	100

			The Group’s effective interest
Name	Country of incorporation	Principal activity	2012%	2011%
Tasmanian Electro Metallurgical Company Pty Ltd	Australia	Manganese alloys	60	60
UMAL Consolidated Pty Ltd	Australia	Holding company and coal mining	100	100
WMC Finance (USA) Limited	Australia	Finance	100	100

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

				Ownership interest (b)
Major shareholdings in jointly controlled entities (a)	Country of incorporation	Principal activity	Reporting date (b)	2012%	2011%
Caesar Oil Pipeline Company LLC	US	Hydrocarbons transportation	31 May	25	25
Cleopatra Gas Gathering Company LLC	US	Hydrocarbons transportation	31 May	22	22
Guinea Alumina Corporation Ltd	British Virgin Islands	Bauxite mine and alumina refinery prospect	31 Dec	33.33	33.33
Mozal SARL	Mozambique	Aluminium smelting	30 June	47.1	47.1
Compañía Minera Antamina SA	Peru	Copper and zinc mining	30 June	33.75	33.75
Minera Escondida Limitada (c)	Chile	Copper mining	30 June	57.5	57.5
Phola Coal Processing Plant (Pty) Ltd	South Africa	Coal handling and processing plant	30 June	50	50
Richards Bay Minerals (d)	South Africa	Mineral sands mining and processing	31 Dec	37.76	37.76
Samarco Mineração SA	Brazil	Iron ore mining	31 Dec	50	50
Carbones del Cerrejón LLC	Anguilla	Coal mining in Colombia	31 Dec	33.33	33.33
Newcastle Coal Infrastructure Group Pty Limited	Australia	Coal export terminal	30 June	35.5	35.5

	Group share
	2012	2011
	US$M	US$M
Net assets of jointly controlled entities
Current assets	4,718	3,743
Non-current assets	10,259	8,232
Current liabilities	(3,188)	(2,560)
Non-current liabilities	(3,534)	(3,409)

Net assets	8,255	6,006

	Group share
	2012	2011	2010
	US$M	US$M	US$M
Share of jointly controlled entities’ profit
Revenue	10,150	11,600	8,642
Net operating costs	(5,742)	(5,443)	(4,597)

Operating profit	4,408	6,157	4,045
Net finance costs	(196)	(368)	(68)
Income tax expense	(949)	(1,462)	(903)

Profit after taxation	3,263	4,327	3,074

	Group share
	2012	2011
	US$M	US$M
Share of contingent liabilities and expenditure commitments relating to jointly controlled entities
Contingent liabilities	1,269	1,397
Capital expenditure commitments	2,098	1,156
Other expenditure commitments	2,011	867

(a)	A complete list of investments in subsidiaries and jointly controlled entities will be attached to BHP Billiton Plc’s annual return made to the UK Registrar of Companies.

(b)

The ownership interest at the Group’s and the jointly controlled entity’s reporting date are the same. When the annual financial reporting date is different to the Group’s, financial information is obtained as at 30 June in order to report on an annual basis consistent with the Group’s reporting date.

(c)

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

(d)

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

Assets and liabilities held for sale:

In February 2012, the Group announced it had exercised an option to sell its non-operated interest in Richards Bay Minerals to Rio Tinto. On 7 September 2012, the Group announced the sale was completed – refer to note 35. The remaining assets and liabilities of the Richards Bay Minerals joint venture were classified as current assets and liabilities held for sale as presented in the table below:

2012
US$M
Assets
Cash and cash equivalents	120
Trade and other receivables	196
Inventories	128
Property, plant and equipment	369
Intangible assets	20
Other	15

Total assets	848

Liabilities
Trade and other payables	153
Interest bearing liabilities	178
Current tax payable	1
Deferred tax liabilities	66
Provisions	35

Total liabilities	433

Net assets	415

27    Interests in jointly controlled assets

The principal jointly controlled assets in which the Group has an interest and which are proportionately consolidated in the financial statements are as follows:

			The Group’s effective interest
Name	Country of operation	Principal activity	2012%	2011%
Atlantis	US	Hydrocarbons exploration and production	44	44
Bass Strait	Australia	Hydrocarbons production	50	50
Onshore US – refer to note 24	US	Hydrocarbons exploration and production	<0.1 – 100	<0.1 – 100
Liverpool Bay	UK	Hydrocarbons production	46.1	46.1
Mad Dog	US	Hydrocarbons exploration and production	23.9	23.9
Minerva	Australia	Hydrocarbons exploration and production	90	90
Neptune	US	Hydrocarbons exploration and production	35	35
North West Shelf	Australia	Hydrocarbons production	8.33 – 16.67	8.33 – 16.67
Ohanet (a)	Algeria	Hydrocarbons exploration and production	–	45
Pyrenees	Australia	Hydrocarbons exploration and production	40 – 71.43	40 – 71.43
ROD Integrated Development	Algeria	Hydrocarbons exploration and production	38 – 45	38 – 45
Shenzi	US	Hydrocarbons exploration and production	44	44
Stybarrow	Australia	Hydrocarbons exploration and production	50	50
Greater Angostura	Trinidad and Tobago	Hydrocarbons production	45	45
Zamzama	Pakistan	Hydrocarbons exploration and production	38.5	38.5
Alumar	Brazil	Alumina refining	36	36
		Aluminium smelting	40	40
Worsley	Australia	Bauxite mining and alumina refining	86	86
EKATI	Canada	Diamond mining	80	80
Mt Goldsworthy	Australia	Iron ore mining	85	85
Mt Newman	Australia	Iron ore mining	85	85
Yandi	Australia	Iron ore mining	85	85
Central Queensland Coal Associates	Australia	Coal mining	50	50
Gregory	Australia	Coal mining	50	50

	2012	2011
	US$M	US$M
Share of contingent liabilities and capital expenditure commitments relating to jointly controlled assets
Contingent liabilities (b)	283	299
Capital expenditure commitments (b)	5,961	4,329

(a)	The Group exited its effective 45 per cent interest in the Ohanet wet gas development in October 2011.

(b)	Included in contingent liabilities and capital expenditure commitments for the Group. Refer to notes 21 and 22 respectively.

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

• Execution of transactions within approved mandates.

2 Economic hedging of commodity sales, operating costs and debt instruments

Where Group commodity production is sold to customers on pricing terms that deviate from the relevant index target, and where a relevant derivatives market exists, financial instruments may be executed as an economic hedge to align the revenue price exposure with the index target.

Where debt is issued in a currency other than the US dollar and/or at a fixed interest rate, fair value and cash flow hedges may be executed to align the debt exposure with the Group’s functional currency of US dollars and/or to swap to a floating interest rate. As part of this strategy swaptions are also used.

• Measuring and reporting the exposure in customer commodity contracts and issued debt instruments. • Executing hedging derivatives to align the total group exposure to the index target.

3 Strategic financial transactions

Opportunistic transactions may be executed with financial instruments to capture value from perceived market over/under valuations.	• Exposures managed within value at risk and stop loss limits. • Execution of transactions within approved mandates.

Primary responsibility for identification and control of financial risks, including authorising and monitoring the use of financial instruments for the above activities and stipulating policy thereon, rests with the Financial Risk Management Committee under authority delegated by the Group Management Committee.

Interest rate risk

The Group is exposed to interest rate risk on its outstanding borrowings and investments from the possibility that changes in interest rates will affect future cash flows or the fair value of fixed interest rate financial instruments. Interest rate risk is managed as part of the portfolio risk management strategy.

The majority of the Group’s debt is raised under central borrowing programs. The Group has entered into interest rate swaps and cross currency interest rate swaps to convert most of the centrally managed debt into US dollar floating interest rate exposures. As at 30 June 2012, the Group holds US$4,317 million (2011: US$827 million) of centrally managed fixed interest rate borrowings as well as US$4,039 million (2011: US$650 million) of other fixed interest rate borrowings that have not been swapped to floating interest rates, arising from debt raised during the financial year ended 30 June 2012, debt assumed as part of the acquisition of Petrohawk Energy Corporation and debt raised prior to the DLC merger. The Group’s earnings are sensitive to changes in interest rates on the floating interest rate component of the Group’s net borrowings.

The fair value of interest rate swaps, cross currency interest rate swaps, currency swaps and forward exchange contracts in hedge relationships used to hedge both interest rate and foreign currency risks are as follows:

	Fair value
	2012	2011
	US$M	US$M
Interest rate swaps
US dollar swaps
Pay floating/receive fixed
Not later than one year	51	49
Later than one year but not later than two years	66	109
Later than two years but not later than five years	428	248
Later than five years	297	172
US dollar swaps
Pay fixed/receive floating
Later than five years	(31)	–

Cross currency interest rate swaps
Euro to US dollar swaps
Pay floating/receive fixed
Later than two years but not later than five years	17	134
Later than five years	(108)	–
Euro to US dollar swaps
Pay fixed/receive fixed
Later than two years but not later than five years	(117)	42

Forward exchange contracts
Euro to US dollar foreign exchange contract
Pay US dollar/receive Euro
Not later than one year	–	(53)

Total fair value of derivatives	603	701

Based on the net debt position as at 30 June 2012, taking into account interest rate swaps and cross currency interest rate swaps, it is estimated that a one percentage point increase in the US LIBOR interest rate will decrease the Group’s equity and profit after taxation by US$103 million (2011: decrease of US$25 million). This assumes that the change in interest rates is effective from the beginning of the financial year and the fixed/floating mix and balances are constant over the year. However, interest rates and the net debt profile of the Group may not remain constant over the coming financial year and therefore such sensitivity analysis should be used with care.

Currency risk

The US dollar is the functional currency of most operations within the Group and as a result currency exposures arise from transactions and balances in currencies other than the US dollar. The Group’s potential currency exposures comprise:

•	translational exposure in respect of non-functional currency monetary items;

•	transactional exposure in respect of non-functional currency expenditure and revenues.

The Group’s foreign currency risk is managed as part of the portfolio risk management strategy.

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

The following table shows the foreign currency risk arising from financial assets and liabilities which are denominated in currencies other than the US dollar.

Net financial assets/(liabilities) – by currency of denomination	2012	2011
	US$M	US$M
Australian dollars	(5,564)	(4,344)
South African rand	366	187
UK pound sterling	(11)	23
Other	493	(342)

Total	(4,716)	(4,476)

The principal non-functional currencies to which the Group is exposed are the Australian dollar, South African rand and UK pound sterling. Based on the Group’s net financial assets and liabilities as at 30 June 2012, a weakening of the US dollar against these currencies as illustrated in the table below, with all other variables held constant, would increase/(decrease) profit after taxation and equity as follows:

	2012 US$M		2011 US$M
Currency movement	Profit after taxation	Equity	Profit after taxation	Equity
1 cent movement in Australian dollar	(40)	(39)	(33)	(33)
0.2 rand movement in South African rand	(2)	6	(7)	4
1 pence movement in UK pound sterling	–	–	–	–

The Group’s financial asset and liability profile may not remain constant, and therefore these sensitivities should be used with care.

Transactional exposure in respect of non-functional currency expenditure and revenues

Certain operating and capital expenditure is incurred by some operations in currencies other than their functional currency. To a lesser extent, certain sales revenue is earned in currencies other than the functional currency of operations, and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation. These currency risks are managed as part of the portfolio risk management strategy. When required under this strategy the Group enters into forward exchange contracts.

The net fair value of forward exchange contracts outstanding to manage short-term foreign currency cash flows relating to operating activities is an asset of US$8 million (2011: an asset of US$23 million).

Commodity price risk

Contracts for the sale and physical delivery of commodities are executed whenever possible on a pricing basis intended to achieve a relevant index target. Where pricing terms deviate from the index, derivative commodity contracts may be used when available to return realised prices to the index. Contracts for the physical delivery of commodities are not typically financial instruments and are carried in the balance sheet at cost (typically at nil); they are therefore excluded from the fair value and sensitivity tables below. Accordingly, the financial instrument exposures set out in the tables below do not represent all of the commodity price risks managed according to the Group’s objectives. Movements in the fair value of contracts included in the tables below are offset by movements in the fair value of the physical contracts, however only the former movement is recognised in the Group’s income statement prior to settlement. The risk associated with commodity prices is managed as part of the portfolio risk management strategy.

Financial instruments with commodity price risk included in the following tables are those entered into for the following activities:

•	economic hedging of prices realised on commodity contracts as described above;

•	purchases and sales of physical contracts that can be cash-settled;

•	derivatives embedded within other supply contracts.

All such instruments are carried in the balance sheet at fair value.

Forward commodity and other derivative contracts

	2012		2011
	Fair value of asset	Fair value of liability	Fair value of asset	Fair value of liability
	US$M	US$M	US$M	US$M
Aluminium	160	62	7	30
Copper	57	38	111	102
Zinc	3	5	2	2
Lead	12	9	6	8
Silver	24	24	18	27
Nickel	32	21	25	13
Iron ore	–	2	2	5
Energy coal	4	45	16	41
Petroleum	–	27	4	24
Gas	228	22	129	52
Freight	22	–	24	7

Total	542	255	344	311

Comprising:
Current	217	194	189	232
Non-current	325	61	155	79

The Group’s exposure at 30 June 2012 to the impact of movements in commodity prices upon the financial instruments, other than those designated as embedded derivatives, is set out in the following table.

		2012		2011
	Units of exposure	Net exposure receive/ (deliver)	Impact on equity and profit after taxation of 10% increase in market price	Net exposure receive/ (deliver)	Impact on equity and profit after taxation of 10% increase in market price
			US$M		US$M
Aluminium	Tonnes (’000s)	(73)	15	(74)	18
Copper	Tonnes (’000s)	20	(16)	29	(27)
Zinc	Tonnes (’000s)	–	–	(8)	2
Lead	Tonnes (’000s)	(8)	2	(9)	2
Silver	Ounces (millions)	–	3	(1)	1
Nickel	Tonnes (’000s)	2	(4)	(1)	3
Iron ore	Tonnes (’000s)	508	(7)	1,102	(18)
Energy coal	Tonnes (’000s)	2,045	(19)	1,089	(13)
Petroleum	Barrels (’000s)	(1)	–	25	(2)
Freight	Time charter days	(5,388)	8	(1,823)	3
	Voyage charter tonnes (’000s)	–	–	165	–

Provisionally priced commodity sales contracts

Not included in the above tables are provisionally priced sales volumes for which price finalisation, referenced to the relevant index, is outstanding at balance date. Provisional pricing mechanisms embedded within these sales arrangements have the character of a commodity derivative and are carried at fair value as part of trade receivables. The Group’s exposure at 30 June 2012 to the impact of movements in commodity prices upon provisionally invoiced sales volumes is set out in the following table.

		2012		2011
	Units of exposure	Net exposure (deliver)/ receive	Impact on equity and profit after taxation of 10% increase in market price	Net exposure receive/ (deliver)	Impact on equity and profit after taxation of 10% increase in market price
			US$M		US$M
Copper	Tonnes (’000s)	(279)	150	(239)	145

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

Liquidity risk

The Group’s liquidity risk arises from the possibility that it may not be able to settle or meet its obligations as they fall due and is managed as part of the portfolio risk management strategy. Operational, capital and regulatory requirements are considered in the management of liquidity risk, in conjunction with short- and long-term forecast information.

Additional liquidity risk arises on debt related derivatives due to the possibility that a market for derivatives might not exist in some circumstances. To counter this risk the Group only uses derivatives in highly liquid markets.

During the year ended 30 June 2012, Moody’s Investors Service made no change to the Group’s long-term credit rating of A1 (the short-term credit rating is P-1). Standard & Poor’s made no change to the Group’s long-term credit rating of A+ (the short-term credit rating is A-1). The Group’s strong credit profile, diversified funding sources and committed credit facilities ensure that sufficient liquid funds are maintained to meet its daily cash requirements. The Group’s policy on counterparty credit exposure ensures that only counterparties of a high credit standing are used for the investment of any excess cash.

There were no defaults on loans payable during the period.

Standby arrangements and unused credit facilities

Details of major standby and support arrangements are as follows:

	Facility available 2012	Used 2012	Unused 2012	Facility available 2011	Used 2011	Unused 2011
	US$M	US$M	US$M	US$M	US$M	US$M
Revolving credit facility (a)	4,000	–	4,000	4,000	–	4,000
Other facilities (b)	60	–	60	61	–	61

Total financing facilities	4,060	–	4,060	4,061	–	4,061

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

Maturity profile of financial liabilities

The maturity profile of the Group’s financial liabilities based on the contractual amounts, taking into account the derivatives related to debt, is as follows:

2012	Bank loans, debentures and other loans (a)	Expected future interest payments	Derivatives related to net debt	Other derivatives	Obligations under finance leases	Other financial liabilities (a)	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Due for payment:
In one year or less or on demand	3,587	977	46	174	80	11,855	16,719
In more than one year but not more than two years	3,964	894	30	22	58	170	5,138
In more than two years but not more than three years	2,132	725	30	5	43	37	2,972
In more than three years but not more than four years	3,949	632	137	8	41	3	4,770
In more than four years but not more than five years	2,836	496	21	8	39	32	3,432
In more than five years	11,082	2,409	98	44	21	332	13,986

	27,550	6,133	362	261	282	12,429	47,017

Carrying amount	28,256	–	256	261	237	12,429	41,439

(a) Includes secured debt of US$178 million and trade and other payables of US$153 million included in liabilities held for sale. Refer to note 26.

2011	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to net debt	Other derivatives	Obligations under finance leases	Other financial liabilities	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Due for payment:
In one year or less or on demand	3,702	720	54	247	67	9,434	14,224
In more than one year but not more than two years	1,946	588	–	44	34	44	2,656
In more than two years but not more than three years	2,715	499	–	6	30	33	3,283
In more than three years but not more than four years	179	369	–	4	31	7	590
In more than four years but not more than five years	2,971	347	–	9	53	29	3,409
In more than five years	3,733	867	–	4	38	381	5,023

	15,246	3,390	54	314	253	9,928	29,185

Carrying amount	15,700	–	53	314	192	9,926	26,185

The amounts presented in the tables above comprise the contractual undiscounted cash flows, and therefore will not always agree with the amounts presented in the balance sheet. The Group holds derivatives related to net debt, commodities and currencies that are classified as other financial assets when they are expected to generate cash inflows – refer to note 11.

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
Approximately half of sales to the Group’s customers are made on open terms.

•	Payment guarantee counterparties

Approximately half of sales to Group customers occur via secured payment mechanisms.

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

The following table shows the Group’s receivables at the reporting date that are exposed to credit risk and the ageing and impairment profile thereon.

2012	Gross amount	Receivables past due and impaired	Receivables neither past due nor impaired	Receivables past due but not impaired
				Less than 30 days	31 to 60 days	61 to 90 days	Over 90 days
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Trade receivables	4,844	121	4,603	76	3	–	41
Other receivables	4,501	45	3,713	342	85	56	260

Total	9,345	166	8,316	418	88	56	301

2011	Gross amount	Receivables past due and impaired	Receivables neither past due nor impaired	Receivables past due but not impaired
				Less than 30 days	31 to 60 days	61 to 90 days	Over 90 days
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Trade receivables	6,219	151	5,782	230	3	4	49
Other receivables	4,242	20	3,880	74	6	13	249

Total	10,461	171	9,662	304	9	17	298

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

No other financial assets were past due or impaired at 30 June 2012 (30 June 2011: nil).

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

The financial assets and liabilities are presented by class in the tables below at their carrying values, which generally approximate to the fair values. In the case of US$4,317 million (2011: US$827 million) of centrally managed fixed rate debt and other fixed interest borrowings of US$4,039 million (2011: US$650 million) not swapped to floating rate, the fair values at 30 June 2012 were US$4,552 million (2011: US$977 million) and US$4,034 million (2011: US$650 million) respectively.

Financial assets and liabilities

2012	Notes	Loans and receivables	Available for sale securities	Held at fair value through profit or loss	Cash flow hedges	Other financial assets and liabilities at amortised cost	Total
		US$M	US$M	US$M	US$M	US$M	US$M
Financial assets
Cash and cash equivalents (a)	23	4,901	–	–	–	–	4,901
Trade and other receivables (b) (c)	10	6,415	–	1,228	–	–	7,643
Cross currency and interest rate swaps	11	–	–	859	–	–	859
Forward exchange contracts	11	–	–	14	–	–	14
Commodity contracts	11	–	–	251	–	–	251
Other derivative contracts	11	–	–	291	–	–	291
Interest bearing loans receivable	10	1,102	–	–	–	–	1,102
Shares	11	–	602	–	–	–	602
Other investments	11	–	146	–	–	–	146

Total financial assets		12,418	748	2,643	–	–	15,809

Non-financial assets							113,464

Total assets							129,273

Financial liabilities
Trade and other payables (d) (e)	15	–	–	–	–	12,414	12,414
Cross currency and interest rate swaps	17	–	–	101	155	–	256
Forward exchange contracts	17	–	–	6	–	–	6
Commodity contracts	17	–	–	178	–	–	178
Other derivative contracts	17	–	–	77	–	–	77
Unsecured bank overdrafts and short-term borrowings	16	–	–	–	–	20	20
Unsecured bank loans	16	–	–	–	–	827	827
Commercial paper	16	–	–	–	–	995	995
Notes and debentures (f)	16	–	–	–	–	24,385	24,385
Secured bank and other loans (g)	16	–	–	–	–	1,470	1,470
Redeemable preference shares	16	–	–	–	–	15	15
Finance leases	16	–	–	–	–	237	237
Unsecured other	16	–	–	–	–	559	559

Total financial liabilities		–	–	362	155	40,922	41,439

Non-financial liabilities							20,749

Total liabilities							62,188

(a)	Includes cash and cash equivalents of US$120 million included in assets held for sale. Refer to note 26.

(b)	Excludes input taxes of US$630 million included in other receivables. Refer to note 10.

(c)	Includes trade and other receivables of US$196 million included in assets held for sale. Refer to note 26.

(d)	Excludes input taxes of US$272 million included in other payables. Refer to note 15.

(e)	Includes trade and other payables of US$153 million included in liabilities held for sale. Refer to note 26.

(f)

Includes US$4,317 million of centrally managed fixed rate debt not swapped to floating rate, US$3,569 million of fixed rate debt assumed as part of the acquisition of Petrohawk Energy Corporation and US$16,499 million of centrally managed debt swapped to floating rate under fair value hedges that is consistently fair valued for interest rate risk.

(g)	Includes secured debt of US$178 million included in liabilities held for sale. Refer to note 26.

2011	Notes	Loans and receivables	Available for sale securities	Held at fair value through profit or loss	Cash flow hedges	Other financial assets and liabilities at amortised cost	Total
		US$M	US$M	US$M	US$M	US$M	US$M
Financial assets
Cash and cash equivalents	23	10,084	–	–	–	–	10,084
Trade and other receivables (a)	10	7,600	–	1,003	–	–	8,603
Cross currency and interest rate swaps	11	–	–	754	–	–	754
Forward exchange contracts	11	–	–	26	–	–	26
Commodity contracts	11	–	–	214	–	–	214
Other derivative contracts	11	–	–	130	–	–	130
Interest bearing loans receivable	10	1,044	–	–	–	–	1,044
Shares	11	–	580	–	–	–	580
Other investments	11	–	162	–	–	–	162

Total financial assets		18,728	742	2,127	–	–	21,597

Non-financial assets							81,323

Total assets							102,920

Financial liabilities
Trade and other payables (b)	15	–	–	–	–	9,911	9,911
Cross currency and interest rate swaps	17	–	–	53	–	–	53
Forward exchange contracts	17	–	–	3	–	–	3
Commodity contracts	17	–	–	219	–	–	219
Other derivative contracts	17	–	–	92	–	–	92
Unsecured bank overdrafts and short-term borrowings	16	–	–	–	–	4	4
Unsecured bank loans	16	–	–	–	–	1,010	1,010
Notes and debentures (c)	16	–	–	–	–	12,580	12,580
Secured bank and other loans	16	–	–	–	–	1,326	1,326
Redeemable preference shares	16	–	–	–	–	15	15
Finance leases	16	–	–	–	–	192	192
Unsecured other	16	–	–	–	–	780	780

Total financial liabilities		–	–	367	–	25,818	26,185

Non-financial liabilities							18,980

Total liabilities							45,165

(a)	Excludes input taxes of US$643 million included in other receivables. Refer to note 10.

(b)	Excludes input taxes of US$367 million included in other payables. Refer to note 15.

(c)	Includes US$11,753 million of centrally managed fixed rate debt swapped to floating rate under fair value hedges, and is consequently fair valued for interest rate risk.

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

2012	Level 1 (a)	Level 2 (b)	Level 3 (c)	Total
	US$M	US$M	US$M	US$M
Financial assets and liabilities
Trade and other receivables	–	1,228	–	1,228
Cross currency and interest rate swaps	–	603	–	603
Forward exchange contracts	–	8	–	8
Commodity contracts	–	73	–	73
Other derivative contracts	–	(16)	230	214
Investments – available for sale	7	151	590	748

Total	7	2,047	820	2,874

2011	Level 1 (a)	Level 2 (b)	Level 3 (c)	Total
	US$M	US$M	US$M	US$M
Financial assets and liabilities
Trade and other receivables	–	1,003	–	1,003
Cross currency and interest rate swaps	–	701	–	701
Forward exchange contracts	–	23	–	23
Commodity contracts	–	(5)	–	(5)
Other derivative contracts	–	(4)	42	38
Investments – available for sale	10	172	560	742

Total	10	1,890	602	2,502

(a)	Valuation is based on unadjusted quoted prices in active markets for identical financial assets and liabilities.

(b)

Valuation is based on inputs (other than quoted prices included in Level 1) that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).

(c)	Valuation is based on inputs that are not based on observable market data.

Level 3 financial assets and liabilities

The following table shows the movements in the Group’s level 3 financial assets and liabilities.

	2012	2011
	US$M	US$M
Balance at the beginning of the financial year	602	678
Additions	36	78
Disposals	–	(38)
Realised gains/(losses) recognised in the income statement (a)	33	12
Unrealised gains/(losses) recognised in the income statement (a)	155	(11)
Unrealised (losses)/gains recognised in other comprehensive income (b)	(6)	(116)
Transfers to receivables	–	(1)

Balance at the end of the financial year	820	602

(a)	Realised and unrealised gains and losses recognised in the income statement are recorded in expenses. Refer to note 5.

(b)	Unrealised gains and losses recognised in other comprehensive income are recorded in the financial assets reserve. Refer to note 20.

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

		Profit after taxation		Equity
2012	Carrying value	10% increase in input	10% decrease in input	10% increase in input	10% decrease in input
	US$M	US$M	US$M	US$M	US$M
Financial assets and liabilities
Other derivative contracts	230	15	(11)	15	(11)
Investments – available for sale	590	–	–	43	(49)

Total	820	15	(11)	58	(60)

		Profit after taxation		Equity
2011	Carrying value	10% increase in input	10% decrease in input	10% increase in input	10% decrease in input
	US$M	US$M	US$M	US$M	US$M
Financial assets and liabilities
Other derivative contracts	42	(24)	24	(24)	24
Investments – available for sale	560	–	–	67	(88)

Total	602	(24)	24	43	(64)

Capital management

The Group’s strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market and the Group continually reviews its portfolio to identify assets which do not fit this strategy. The Group will invest capital in assets where they fit our strategy. The Group’s priorities for cash flow are:

•	reinvestment in projects that carry attractive rates of return regardless of the economic climate;

•	commitment to a solid ‘A’ credit rating;

•	returning excess capital to shareholders firstly with its progressive dividends policy and thereafter via capital management initiatives (for example share buy-backs).

Further information relevant to the actions and outcomes of the Group’s capital management strategy is contained in section 9.1.4 Consolidated Cash Flow Statement, note 9, note 19 and note 20.

The Group monitors capital using a gearing ratio, being the ratio of net debt to net debt plus net assets. Our policy is for net gearing to be a maximum of 40 per cent.

	2012	2011
	US$M	US$M
Cash and cash equivalents	(4,901)	(10,084)
Current debt	3,546	3,519
Non-current debt	24,962	12,388

Net debt (a)	23,607	5,823

Net assets	67,085	57,755

Gearing	26.0%	9.2%

(a)	Includes cash and cash equivalents of US$120 million and secured debt of US$178 million included in assets and liabilities held for sale. Refer to note 26.

29    Pension and other post-retirement obligations

Defined contribution pension schemes and multi-employer pension schemes

The Group contributed US$361 million (2011: US$336 million; 2010: US$276 million) to defined contribution plans and multi-employer defined contribution plans. These contributions are expensed as incurred.

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

The following tables set out details of the Group’s defined benefit pension and post-retirement medical schemes.

Balance sheet disclosures

The amounts recognised in the consolidated balance sheet are as follows:

	Defined benefit pension schemes		Post-retirement medical schemes
	2012	2011	2012	2011
	US$M	US$M	US$M	US$M
Present value of funded defined benefit obligation	2,103	1,948	–	–
Present value of unfunded defined benefit obligation	112	95	446	437
Fair value of defined benefit scheme assets	(1,935)	(1,866)	–	–

Scheme deficit	280	177	446	437

Unrecognised surplus	52	80	–	–
Unrecognised past service credits	–	–	4	5
Adjustment for employer contributions tax	17	16	–	–

Net liability recognised in the consolidated balance sheet	349	273	450	442

The Group has no legal obligation to settle these liabilities with any immediate contributions or additional one-off contributions. The Group intends to continue to contribute to each defined benefit pension and post-retirement medical scheme in accordance with the latest recommendations of each scheme actuary.

Income statement disclosures

The amounts recognised in the consolidated income statement are as follows:

	Defined benefit pension schemes			Post-retirement medical schemes
	2012	2011	2010	2012	2011	2010
	US$M	US$M	US$M	US$M	US$M	US$M
Current service cost	57	62	54	8	5	6
Interest cost	104	105	108	25	23	22
Expected return on pension scheme assets	(103)	(104)	(98)	–	–	–
Past service costs	–	1	–	7	3	–
Curtailment gains	(4)	(1)	–	–	–	(7)

Total expense	54	63	64	40	31	21

– Recognised in employee benefits expense	53	62	54	15	8	6
– Recognised in net finance costs	1	1	10	25	23	22
– Recognised in other income	–	–	–	–	–	(7)

Statement of Comprehensive Income (SOCI) disclosures

The amounts recognised in the consolidated statement of comprehensive income are as follows:

	Defined benefit pension schemes			Post-retirement medical schemes
	2012	2011	2010	2012	2011	2010
	US$M	US$M	US$M	US$M	US$M	US$M
Actuarial losses/(gains)	221	51	(1)	47	68	25
Limit on net assets and other adjustments	(18)	(6)	14	–	–	–

Total amount recognised in the SOCI	203	45	13	47	68	25

Total cumulative amount recognised in the SOCI (a)	516	313	268	167	120	52

(a)	Cumulative amounts are calculated from the transition to IFRS on 1 July 2004.

The actual return on assets for the defined benefit pension schemes is as follows:

	Defined benefit pension schemes
	2012	2011	2010
	US$M	US$M	US$M
Actual return on assets	182	136	175

The changes in the present value of defined benefit obligations are as follows:

	Defined benefit pension schemes		Post-retirement medical schemes
	2012	2011	2012	2011
	US$M	US$M	US$M	US$M
Defined benefit obligation at the beginning of the financial year	2,043	1,762	437	343
Current service cost	57	62	8	5
Interest cost	104	105	25	23
Contributions by scheme participants	3	3	–	–
Actuarial losses on benefit obligation	300	83	47	68
Benefits paid to participants	(154)	(159)	(22)	(22)
Past service costs	–	1	7	3
Curtailment gains	(4)	(1)	–	–
Exchange variations	(129)	187	(43)	19
Transferred to liabilities held for sale	–	–	(13)	–
Other adjustments	(5)	–	–	(2)

Defined benefit obligation at the end of the financial year	2,215	2,043	446	437

The changes in the fair value of scheme assets for defined benefit pension schemes are as follows:

	Defined benefit pension schemes
	2012	2011
	US$M	US$M
Fair value of scheme assets at the beginning of the financial year	1,866	1,547
Expected return on scheme assets	103	104
Actuarial gains on scheme assets	79	32
Employer contributions	171	159
Contributions by scheme participants	3	3
Benefits paid	(154)	(159)
Exchange variations	(121)	157
Other adjustments	(12)	23

Fair value of scheme assets at the end of the financial year	1,935	1,866

The fair values of defined benefit pension scheme assets segregated by major asset class are as follows:

	Fair Value
	2012	2011
	US$M	US$M
Asset class
Bonds	1,314	1,193
Equities	337	393
Property	20	19
Cash and net current assets	56	61
Insured annuities	188	190
Other	20	10

Total	1,935	1,866

Scheme assets classified as ‘Other’ as at 30 June 2012 primarily comprise investments in private equity in Australia and commodities in Europe.

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

Actuarial assumptions

The principal actuarial assumptions at the reporting date (expressed as weighted averages) for defined benefit pension schemes are as follows:

	Australia		Americas		Europe		South Africa
	2012	2011	2012	2011	2012	2011	2012	2011
	%	%	%	%	%	%	%	%
Discount rate	2.6	5.1	4.0	5.0	4.4	5.6	8.7	8.6
Future salary increases	4.3	4.3	4.5	4.6	4.8	5.0	8.0	7.6
Future pension increases	n/a	n/a	4.5	4.0	2.5	2.7	6.5	6.1
Expected rate of return on pension scheme assets	5.0	5.9	4.1	5.2	4.5	5.3	8.7	8.7

The principal actuarial assumptions at the reporting date (expressed as weighted averages) for post-retirement medical schemes are as follows:

	Americas		South Africa
	2012	2011	2012	2011
	%	%	%	%
Discount rate	3.8	4.8	9.0	8.6
Medical cost trend rate (ultimate)	4.3	4.2	8.0	7.7

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

For the main funds, these tables imply the following expected future lifetimes (in years) for employees aged 65 as at the balance sheet date: US males 19.8 (2011: 19.8), US females 21.6 (2011: 21.6); Canadian males 19.7 (2011: 19.4), Canadian females 22.1 (2011: 21.8); Netherlands males 21.5 (2011: 21.4), Netherlands females 24.0 (2011: 23.9); UK males 23.3 (2011: 22.5), UK females 25.7 (2011: 24.9); South African males 18.8 (2011: 18.0), South African females 23.3 (2011: 22.3).

The present value of defined benefit obligations, fair value of scheme assets and associated experience adjustments for the defined benefit pension and post-retirement medical schemes are shown for the current year and the previous four years as follows:

	Defined benefit pension schemes
	2012	2011	2010	2009	2008
	US$M	US$M	US$M	US$M	US$M
Present value of defined benefit obligation	2,215	2,043	1,762	1,736	1,889
Fair value of defined benefit scheme assets	(1,935)	(1,866)	(1,547)	(1,455)	(1,768)

Deficit in the schemes	280	177	215	281	121

Experience gain/(loss) adjustments to scheme liabilities	(47)	1	16	(2)	(8)
Experience gain/(loss) adjustments to scheme assets	79	32	77	(228)	(130)

	Post-retirement medical schemes
	2012	2011	2010	2009	2008
	US$M	US$M	US$M	US$M	US$M
Present value of defined benefit obligation	446	437	343	310	328
Experience gain/(loss) adjustments to scheme liabilities	(4)	(3)	(7)	4	8

Experience adjustments to scheme liabilities do not include the effect of changes in actuarial assumptions.

Estimated contributions for the defined benefit pension and post-retirement medical schemes are as follows:

	Defined benefit pension schemes	Post-retirement medical schemes
	US$M	US$M
Estimated employer contributions for the year ending 30 June 2013	122	24
Estimated contributions by scheme participants for the year ending 30 June 2013	3	–

The impact of a one percentage point variation in the medical cost trend rate (for the post-retirement medical schemes) on the Group’s results is as follows:

	2012	2011
	US$M	US$M
Effect of an increase in the medical cost trend of 1% point on:
Total of current service and interest cost	5	5
Defined benefit obligation	50	49

Effect of a decrease in the medical cost trend of 1% point on:
Total of current service and interest cost	(4)	(4)
Defined benefit obligation	(41)	(40)

30    Key Management Personnel

Key Management Personnel compensation comprises:

	2012	2011	2010
	US$	US$	US$
Short-term employee benefits	19,889,528	22,494,120	21,851,956
Post-employment benefits	3,586,477	3,270,906	5,281,930
Share-based payments	26,645,312	28,682,260	23,196,103

Total	50,121,317	54,447,286	50,329,989

Equity Instrument disclosures relating to Key Management Personnel

BHP Billiton Limited ordinary shares under award

	Scheme	At 30 June 2010	Granted	Lapsed	Exercised /Matched	At 30 June 2011(b)	Granted	Lapsed	Exercised /Matched	At 30 June 2012 (b)	Vested during the year ended 30 June 2011(b)	Vested during the year ended 30 June 2012(b)	Vested at 30 June 2011 (a) (b)	Vested at 30 June 2012 (a) (b)
Marius Kloppers	LTIP Performance	1,083,327	200,000	–	–	1,283,327	226,721	–	–	1,510,048	–	–	–	–
	GIS Deferred	142,798	54,831	–	95,847	101,782	64,705	–	46,951	119,536	95,847	46,951	–	–
	Shareplus	362	131	–	168	325	149	–	194	280	168	194	–	–

Mike Henry (c)	Shareplus					68	110	–	–	178		–		–

Graham Kerr (d)	MAP Restricted					91,500	–	–	–	91,500		–		21,000
	LTIP Performance					60,000	–	–	–	60,000		–		20,000
	GIS Deferred					15,169	–	–	–	15,169		–		15,169
	GSTIP Deferred					26,941	–	–	–	26,941		–		4,818
	Shareplus					33	117	–	–	150		–		–

Marcus Randolph	LTIP Performance	827,676	105,000	–	110,000	822,676	119,603	–	175,000	767,279	110,000	175,000	–	–
	GIS Deferred	70,153	30,819	–	45,027	55,945	36,824	–	25,126	67,643	45,027	25,126	–	–
	Shareplus	362	132	–	172	322	150	–	190	282	172	190	–	–

Alex Vanselow (e)	LTIP Performance	877,676	105,000	–	110,000	872,676	–	199,178	225,000	448,498	110,000	225,000	–	–
	GIS Deferred	27,727	26,365	–	–	54,092	32,448	–	27,727	58,813	–	27,727	–	–
	Shareplus	361	132	–	168	325	71	–	–	396	168	–	–	–

Karen Wood	LTIP Performance	674,187	75,000	–	80,000	669,187	85,027	–	175,000	579,214	80,000	175,000	–	–
	GIS Deferred	54,464	23,197	–	30,778	46,883	28,539	–	23,686	51,736	30,778	23,686	–	–
	Shareplus	361	132	–	168	325	149	–	193	281	168	193	–	–

J. Michael Yeager	LTIP Performance	1,082,702	105,000	–	325,000	862,702	119,603	–	225,000	757,305	325,000	225,000	–	–
	GIS Deferred	86,250	31,442	–	56,373	61,319	37,779	–	29,877	69,221	56,373	29,877	–	–
	Shareplus	348	108	–	210	246	148	–	138	256	210	138	–	–

	Total	4,928,754	757,289	–	853,911	5,025,843	752,143	199,178	954,082	4,624,726	853,911	954,082	–	60,987

BHP Billiton Limited ordinary shares under option

	Scheme	At 30 June 2010	Granted	Lapsed	Exercised	At 30 June 2011 (b)	Granted	Lapsed	Exercised	At 30 June 2012 (b)	Vested during the year ended 30 June 2011 (b)	Vested during the year ended 30 June 2012 (b)	Vested at 30 June 2011 (a) (b)	Vested at 30 June 2012 (a) (b)
Graham Kerr (d)	GSTIP Options					17,345	–	–	–	17,345		–		17,345
Alex Vanselow (e)	GIS Options	153,768	–	–	153,768	–	–	–	–	–	153,768	–	–	–

	Total	153,768	–	–	153,768	17,345	–	–	–	17,345	153,768	–	–	17,345

(a)	All awards and options that are vested are exercisable.

(b)

Closing balances represent the holding at year-end or the holding at date of appointment or resignation as a KMP. Amount vested represents the amount during the financial year, or from their appointment date as a KMP until the end of the financial year, or from the beginning of the financial year until their resignation as a KMP.

(c)	Mike Henry’s balance as reported for 30 June 2011 reflects his holding at appointment date, 28 November 2011.

(d)	Graham Kerr’s balance as reported for 30 June 2011 reflects his holding at appointment date, 28 November 2011.

(e)	Alex Vanselow’s balance as reported for 30 June 2012 reflects his holding at resignation date, 28 February 2012.

BHP Billiton Plc ordinary shares under award

	Scheme	At 30 June 2010	Granted	Lapsed	Exercised/ Matched	At 30 June 2011(b)	Granted	Lapsed	Exercised/ Matched	At 30 June 2012 (b)	Vested during the year ended 30 June 2011(b)	Vested during the year ended 30 June 2012(b)	Vested at 30 June 2011 (a) (b)	Vested at 30 June 2012 (a) (b)
Marius Kloppers	LTIP Performance	450,000	–	–	225,000	225,000	–	–	225,000	–	225,000	225,000	–	–

Alberto Calderon	LTIP Performance	676,993	120,000	–	40,000	756,993	146,510	–	80,000	823,503	40,000	80,000	–	–
	GIS Deferred	33,343	30,495	–	–	63,838	38,939	–	33,343	69,434	–	33,343	–	–
	Shareplus	381	149	–	188	342	169	–	193	318	188	193	–	–

Mike Henry (c)	MAP Restricted					66,900	–	–	–	66,900		–		–
	LTIP Performance					20,000	–	–	–	20,000		–		–
	GSTIP Deferred					24,825	–	–	–	24,825		–		–
	Shareplus					326	–	–	174	152		174		–

Andrew Mackenzie	LTIP Performance	445,839	120,000	–	–	565,839	146,510	–	–	712,349	–	–	–	–
	GIS Deferred	12,476	22,700	–	–	35,176	39,230	–	12,476	61,930	–	12,476	–	–
	Shareplus	175	136	–	–	311	170	–	175	306	–	175	–	–

	Total	1,619,207	293,480	–	265,188	1,759,550	371,528	–	351,361	1,779,717	265,188	351,361	–	–

BHP Billiton Plc ordinary shares under option

	Scheme	At30 June 2010	Granted	Lapsed	Exercised	At30 June 2011	Granted	Lapsed	Exercised	At30 June 2012	Vested during the year ended 30 June 2011	Vested during the year ended 30 June 2012	Vested at 30 June 2011 (a)	Vested at 30 June 2012 (a)
Alberto Calderon	GIS Options	143,227	–	–	143,227	–	–	–	–	–	143,227	–	–	–
Andrew Mackenzie	GIS Options	16,119	30,389	–	–	46,508	–	–	–	46,508	–	16,119	–	16,119

	Total	159,346	30,389	–	143,227	46,508	–	–	–	46,508	143,227	16,119	–	16,119

(a)	All awards and options that are vested are exercisable.

(b)

Closing balances represent the holding at year-end or the holding at date of appointment or resignation as a KMP. Amount vested represents the amount during the financial year, or from their appointment date as a KMP until the end of the financial year, or from the beginning of the financial year until their resignation as a KMP.

(c)	Mike Henry’s balance as reported for 30 June 2011 reflects his holding at appointment date, 28 November 2011.

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

Equity holdings and transactions

The movement during the financial year in the number of ordinary shares of the Group held directly, indirectly or beneficially, by each specified Key Management Personnel, including their personally related entities were as follows:

BHP Billiton Limited shares (a)	Held at 30 June 2010 (b)	Purchases	Received on exercise/matching of options or rights	Disposals	Held at 30 June 2011 (b)	Purchases	Received on exercise/matching of options or rights	Disposals	Held at 30 June 2012 (b)
Marius Kloppers	28,264	131	96,015	36	124,374	149	47,145	–	171,668
Mike Henry (c)					18,586	110	–	–	18,696
Graham Kerr (d)					5,305	117	–	–	5,422
Marcus Randolph	191,415	132	155,199	155,000	191,746	150	200,316	70,000	322,212
Alex Vanselow (g)	174,263	132	263,936	167,406	270,925	71	252,727	81,766	441,957
Karen Wood	109,133	132	110,946	55,297	164,914	149	198,879	94,297	269,645
J. Michael Yeager	23,980	108	381,583	141,165	264,506	148	255,015	92,610	427,059
Alan Boeckmann	3,150	1,180	–	–	4,330
Malcolm Broomhead	9,000	–	–	–	9,000	–	–	–	9,000
Carlos Cordeiro	6,550	–	–	–	6,550	–	–	–	6,550
David Crawford	33,127	–	–	–	33,127	–	–	–	33,127
Carolyn Hewson	2,000	1,500	–	–	3,500	3,500	–	–	7,000
Lindsay Maxsted	–	–	–	–	–	3,000	–	–	3,000
Wayne Murdy	4,030	–	–	–	4,030	3,970	–	–	8,000
Jac Nasser	5,600	–	–	–	5,600	4,800	–	–	10,400
John Schubert	23,675	–	–	–	23,675	–	–	–	23,675

BHP Billiton Plc shares (a)	Held at 30 June 2010 (b)	Purchases	Received on exercise/matching of options or rights	Disposals	Held at 30 June 2011 (b)	Purchases	Received on exercise/matching of options or rights	Disposals	Held at 30 June 2012 (b)
Marius Kloppers	548,678	–	225,000	165,087	608,591	–	225,000	144,696	688,895
Alberto Calderon	17,827	149	183,415	111,376	90,015	25,222	113,536	52,800	175,973
Mike Henry (c)					44,080	–	174	–	44,254
Andrew Mackenzie	55,175	136	–	–	55,311	170	12,651	6,572	61,560
Alan Boeckmann	3,680	2,200	–	–	5,880
John Buchanan	20,000	–	–	–	20,000	–	–	–	20,000
David Crawford	6,000	–	–	–	6,000	–	–	–	6,000
Pat Davies (e)					4,170	–	–	–	4,170
Wayne Murdy	3,512	–	–	–	3,512	10,488	–	–	14,000
Jac Nasser	–	40,000	–	–	40,000	41,200	–	–	81,200
Keith Rumble	12,200	–	–	–	12,200	2,300	–	–	14,500
Baroness Shriti Vadera (f)	5,000	–	–	–	5,000	4,000	–	–	9,000

(a)	All interests are beneficial and include holdings of American depositary shares and shares held in the name of the spouse, superannuation fund and/or nominee.

(b)	Closing balances represent the holding at year-end or the holding at date of appointment or resignation as a KMP.

(c)	Mike Henry’s balance as reported for 30 June 2011 reflects his holding at appointment date, 28 November 2011.

(d)	Graham Kerr’s balance as reported for 30 June 2011 reflects his holding at appointment date, 28 November 2011.

(e)	Pat Davies’ balance as reported for 30 June 2011 reflects his holding at appointment date, 1 June 2012.

(f)	Baroness Vadera’s balance as reported for 30 June 2010 reflects her holding at appointment date, 1 January 2011.

(g)	Alex Vanselow’s balance as reported for 30 June 2012 reflects his holding at resignation date, 28 February 2012.

Directors and their personally related entities receive the same dividends and bonus share entitlements as those available to other holders of the same class of shares.

Refer to note 32 for details of the employee share ownership plans referred to above.

Transactions with Key Management Personnel

During the financial year, there were no purchases from the Group (2011: US$ nil; 2010: US$ nil).

There are no amounts payable at 30 June 2012 (2011: US$ nil).

Loans with Key Management Personnel

There are US$ nil loans (2011: US$ nil) with Key Management Personnel.

Transactions with personally related entities

A number of Directors or former Directors of the Group hold or have held positions in other companies, where it is considered they control or significantly influence the financial or operating policies of those entities. One of those entities, Fluor Corporation, was considered to be a personally related entity of Mr Alan Boeckmann until Mr Boeckmann’s resignation as an Executive Director of Fluor Corporation on 2 February 2011. During the period in which Fluor Corporation was considered a personally related entity in the financial year ended 30 June 2011, Fluor Corporation provided products and services to the Group totalling US$244.767 million (2010: US$426.368 million). As at 30 June 2012, no amounts were owed by the Group to personally related entities (2011: US$ nil).

31    Related party transactions

Subsidiaries

The percentage of ordinary shares held in significant subsidiaries is disclosed in note 25 to the financial statements.

Jointly controlled entities

The percentage interest held in significant jointly controlled entities is disclosed in note 26 to the financial statements.

Key Management Personnel

Disclosures relating to Key Management Personnel are set out in note 30 to the financial statements.

Transactions with related parties

	Jointly controlled entities (a)		Other related parties (b)
	2012	2011	2012	2011
	US$M	US$M	US$M	US$M
Sales of goods/services	273.755	295.683	1.375	1.841
Purchases of goods/services	350.647	434.758	–	–
Interest income	22.884	31.319	–	–
Loans made to related parties	230.226	292.247	–	–

(a)	Disclosures in respect of transactions with jointly controlled entities represent the amount of such transactions which do not eliminate on proportionate consolidation.

(b)	Excludes transactions with post-employment benefit plans for the benefit of Group employees. These are shown in note 29.

Transactions between each parent company and its subsidiaries, which are related parties of that company, are eliminated on consolidation and are not disclosed in this note.

Outstanding balances with related parties

	Jointly controlled entities (a)		Other related parties
	2012	2011	2012	2011
	US$M	US$M	US$M	US$M
Trade amounts owing to related parties	60.876	228.852	–	–
Other amounts owing to related parties	29.814	41.544	–	–
Trade amounts owing from related parties	112.544	96.604	–	–
Other amounts owing from related parties	875.952	657.456	–	–

(a)	Disclosures in respect of amounts owing to/from jointly controlled entities represent those balances which do not eliminate upon proportionate consolidation.

Terms and conditions

Sales to and purchases from related parties of goods and services are made in arm’s length transactions at normal market prices and on normal commercial terms.

Outstanding balances at year-end are unsecured and settlement occurs in cash.

Other amounts owing from related parties represent secured loans made to jointly controlled entities under co-funding arrangements. Such loans are made on an arm’s length basis with interest charged at market rates and are due to be repaid between 22 December 2014 and 31 August 2031.

No guarantees are provided or received for any related party receivables or payables.

No provision for doubtful debts has been recognised in relation to any outstanding balances and no expense has been recognised in respect of bad or doubtful debts due from related parties.

32    Employee share ownership plans

Employee share awards – current plans

2012	Number of awards on issue at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Limited
Group Incentive Scheme Deferred Shares (a)	979,532	200,295	560,080	5,412	614,335	306,199
Group Incentive Scheme Options (a)	935,360	–	163,268	7,774	764,318	764,318
– weighted average exercise price – A$	33.47	–	29.10	30.12	34.44	34.44
– weighted average share price – A$			35.37
– weighted average contractual term for outstanding options – days					–
Group Short Term Incentive Plan Deferred Shares (a)	1,649,522	1,246,167	600,778	60,501	2,234,410	191,704
Group Short Term Incentive Plan Options (a)	335,160	–	–	–	335,160	247,906
– weighted average exercise price – A$	39.29	–	–	–	39.29	38.41
– weighted average share price – A$			–
– weighted average contractual term for outstanding options – days					14
Long Term Incentive Plan Performance Shares (a)	13,531,419	550,954	3,747,840	287,179	10,047,354	2,250,843
Management Award Plan Restricted Shares (a)	6,207,609	3,287,253	1,334,130	319,058	7,841,674	554,150
Shareplus Matched Shares (b)	2,154,184	1,620,551	1,113,270	225,264	2,436,201	–

BHP Billiton Plc
Group Incentive Scheme Deferred Shares	358,741	78,169	175,749	8,085	253,076	121,712
Group Incentive Scheme Options	490,143	–	169,287	23,814	297,042	266,653
– weighted average exercise price – £	12.51	–	11.20	16.51	12.94	11.71
– weighted average share price – £			19.43
– weighted average contractual term for outstanding options – days					5
Group Short Term Incentive Plan Deferred Shares	715,310	489,703	309,737	4,723	890,553	117,071
Group Short Term Incentive Plan Options	96,012	–	–	–	96,012	29,457
– weighted average exercise price – £	20.35	–	–	–	20.35	16.44
– weighted average share price – £			–
– weighted average contractual term for outstanding options – days					37
Long Term Incentive Plan Performance Shares	5,461,373	293,020	1,637,984	175,139	3,941,270	859,016
Management Award Plan Restricted Shares	2,358,080	1,084,015	540,306	64,749	2,837,040	257,500
Shareplus Matched Shares	516,791	400,855	259,884	69,406	588,356	–

Fair value and assumptions in the calculation of fair value for awards issued

2012	Weighted average fair value of awards granted during the year (c) US$	Risk-free interest rate (d)	Estimated life of awards	Share price at grant date	Estimated volatility of share price (e)	Dividend yield
BHP Billiton Limited
Group Incentive Scheme Deferred Shares	47.77	n/a	3 years	A$43.77	n/a	2.19%
Group Incentive Scheme Options	–	–	–	–	–	–
Group Short Term Incentive Plan Deferred Shares	44.77	n/a	3 years	A$43.77	n/a	2.19%
Group Short Term Incentive Plan Options	–	–	–	–	–	–
Long Term Incentive Plan Performance Shares	27.61	1.82%	5 years	A$43.77	33.0%	2.19%
Management Award Plan Restricted Shares	43.79	n/a	3 years	A$43.77	n/a	2.19%
Shareplus Matched Shares	30.47	4.38%	3 years	A$33.80	n/a	2.25%

BHP Billiton Plc
Group Incentive Scheme Deferred Shares	40.38	n/a	3 years	£24.60	n/a	2.47%
Group Incentive Scheme Options	–	–	–	–	–	–
Group Short Term Incentive Plan Deferred Shares	37.52	n/a	3 years	£24.60	n/a	2.47%
Group Short Term Incentive Plan Options	–	–	–	–	–	–
Long Term Incentive Plan Performance Shares	23.27	1.82%	5 years	£24.60	33.0%	2.47%
Management Award Plan Restricted Shares	36.59	n/a	3 years	£24.60	n/a	2.47%
Shareplus Matched Shares	25.57	2.76%	3 years	£18.53	n/a	2.57%

Employee share awards – current plans

2011	Number of awards on issue at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Limited
Group Incentive Scheme Deferred Shares	2,591,472	166,654	1,747,477	31,117	979,532	659,511
Group Incentive Scheme Options	1,605,668	–	663,815	6,493	935,360	935,360
– weighted average exercise price – A$	31.51	–	28.77	29.15	33.47	33.47
– weighted average share price – A$			42.25
– weighted average contractual term for outstanding options – days					–
Group Incentive Scheme Performance Shares	3,541	–	3,541	–	–	–
Group Short Term Incentive Plan Deferred Shares	867,717	939,359	118,628	38,926	1,649,522	–
Group Short Term Incentive Plan Options	247,906	87,254	–	–	335,160	–
– weighted average exercise price – A$	38.41	41.78	–	–	39.29	–
– weighted average share price – A$			–
– weighted average contractual term for outstanding options – days					150
Long Term Incentive Plan Performance Shares (a)	17,790,696	590,000	4,382,309	466,968	13,531,419	1,223,312
Management Award Plan Restricted Shares	4,408,244	2,452,996	283,648	369,983	6,207,609	–
Shareplus Matched Shares	2,432,760	1,076,579	1,095,254	259,901	2,154,184	–

BHP Billiton Plc
Group Incentive Scheme Deferred Shares	842,747	53,195	522,227	14,974	358,741	259,727
Group Incentive Scheme Options	1,248,847	30,389	766,831	22,262	490,143	443,635
– weighted average exercise price – £	11.38	23.71	11.22	8.82	12.51	11.52
– weighted average share price – £			20.95
– weighted average contractual term for outstanding options – days					28
Group Short Term Incentive Plan Deferred Shares	420,997	359,440	58,953	6,174	715,310	–
Group Short Term Incentive Plan Options	29,457	66,555	–	–	96,012	–
– weighted average exercise price – £	16.44	22.08	–	–	20.35	–
– weighted average share price – £			–
– weighted average contractual term for outstanding options – days					307
Long Term Incentive Plan Performance Shares	7,024,705	240,000	1,616,087	187,245	5,461,373	712,042
Management Award Plan Restricted Shares	1,810,541	848,950	101,921	199,490	2,358,080	–
Shareplus Matched Shares	607,931	260,990	285,382	66,748	516,791	–

Fair value and assumptions in the calculation of fair value for awards issued

2011	Weighted average fair value of awards granted during the year (c) US$	Risk-free interest rate (d)	Estimated life of awards	Share price at grant date	Estimated volatility of share price (e)	Dividend yield
BHP Billiton Limited
Group Incentive Scheme Deferred Shares	31.71	n/a	3 years	A$37.11	n/a	2.69%
Group Incentive Scheme Options	–	–	–	–	–	–
Group Short Term Incentive Plan Deferred Shares	31.71	n/a	3 years	A$37.11	n/a	2.69%
Group Short Term Incentive Plan Options	8.84	4.80%	3 years	A$37.11	30.0%	2.69%
Long Term Incentive Plan Performance Shares	19.48	1.85%	5 years	A$37.11	33.0%	2.69%
Management Award Plan Restricted Shares	30.84	n/a	3 years	A$37.11	n/a	2.69%
Shareplus Matched Shares	39.02	4.26%	3 years	A$43.16	n/a	2.87%

BHP Billiton Plc
Group Incentive Scheme Deferred Shares	25.98	n/a	3 years	£16.95	n/a	2.91%
Group Incentive Scheme Options	6.98	2.23%	3 years	£16.95	35.0%	2.91%
Group Short Term Incentive Plan Deferred Shares	25.98	n/a	3 years	£16.95	n/a	2.91%
Group Short Term Incentive Plan Options	6.98	2.23%	3 years	£16.95	35.0%	2.91%
Long Term Incentive Plan Performance Shares	15.93	1.85%	5 years	£16.95	33.0%	2.91%
Management Award Plan Restricted Shares	25.21	n/a	3 years	£16.95	n/a	2.91%
Shareplus Matched Shares	35.45	3.19%	3 years	£22.95	n/a	3.24%

Employee share awards – current plans

2010	Number of awards on issue at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Limited
Group Incentive Scheme Deferred Shares	3,709,437	153,367	1,249,998	21,334	2,591,472	671,873
Group Incentive Scheme Options	1,985,321	–	321,509	58,144	1,605,668	525,536
– weighted average exercise price – A$	29.92	–	22.14	29.15	31.51	36.36
– weighted average share price – A$			44.76
– weighted average contractual term for outstanding options – days					38
Group Incentive Scheme Performance Shares	77,651	–	63,242	10,868	3,541	3,541
Group Short Term Incentive Plan Deferred Shares	–	891,037	20,081	3,239	867,717	–
Group Short Term Incentive Plan Options	–	268,558	–	20,652	247,906	–
– weighted average exercise price – A$	–	38.41	–	38.41	38.41	–
– weighted average share price – A$			–
– weighted average contractual term for outstanding options – days					420
Long Term Incentive Plan Performance Shares	20,331,131	700,000	2,771,669	468,766	17,790,696	760,150
Management Award Plan Restricted Shares	2,352,947	2,413,149	129,160	228,692	4,408,244	–
Shareplus Matched Shares	2,082,831	1,469,556	952,917	166,710	2,432,760	–

BHP Billiton Plc
Group Incentive Scheme Deferred Shares	1,468,731	45,819	666,987	4,816	842,747	206,894
Group Incentive Scheme Options	1,413,717	16,119	144,884	36,105	1,248,847	296,106
– weighted average exercise price – £	11.14	18.68	10.72	8.09	11.38	12.53
– weighted average share price – £			18.11
– weighted average contractual term for outstanding options – days					47
Group Incentive Scheme Performance Shares	41,022	–	36,188	4,834	–	–
Group Short Term Incentive Plan Deferred Shares	–	424,555	–	3,558	420,997	–
Group Short Term Incentive Plan Options	–	32,989	–	3,532	29,457	–
– weighted average exercise price – £	–	16.44	–	16.44	16.44	–
– weighted average share price – £			–
– weighted average contractual term for outstanding options – days					420
Long Term Incentive Plan Performance Shares	8,258,750	240,000	1,185,345	288,700	7,024,705	338,954
Management Award Plan Restricted Shares	959,610	962,000	21,151	89,918	1,810,541	–
Shareplus Matched Shares	616,595	332,151	292,899	47,916	607,931	–

Fair value and assumptions in the calculation of fair value for awards issued

2010	Weighted average fair value of awards granted during the year (c)	Risk-free interest rate (d)	Estimated life of awards	Share price at grant date	Estimated volatility of share price (e)	Dividend yield
	US$
BHP Billiton Limited
Group Incentive Scheme Deferred Shares	25.22	n/a	3 years	A$33.90	n/a	3.98%
Group Incentive Scheme Options	–	–	–	–	–	–
Group Short Term Incentive Plan Deferred Shares	25.22	n/a	3 years	A$33.90	n/a	3.98%
Group Short Term Incentive Plan Options	7.37	5.35%	3 years	A$33.90	35.0%	3.98%
Long Term Incentive Plan Performance Shares	9.49	2.58%	5 years	A$33.90	31.0%	3.98%
Management Award Plan Restricted Shares	24.21	n/a	3 years	A$33.90	n/a	3.98%
Shareplus Matched Shares	33.59	2.51%	3 years	A$40.81	n/a	3.28%

BHP Billiton Plc
Group Incentive Scheme Deferred Shares	21.83	n/a	3 years	£14.25	n/a	3.58%
Group Incentive Scheme Options	6.59	3.02%	3 years	£14.25	40.0%	3.58%
Group Short Term Incentive Plan Deferred Shares	21.83	n/a	3 years	£14.25	n/a	3.58%
Group Short Term Incentive Plan Options	6.59	3.02%	3 years	£14.25	40.0%	3.58%
Long Term Incentive Plan Performance Shares	8.32	2.58%	5 years	£14.25	31.0%	3.58%
Management Award Plan Restricted Shares	21.04	n/a	3 years	£14.25	n/a	3.58%
Shareplus Matched Shares	28.63	3.42%	3 years	£19.44	n/a	2.97%

Employee share awards – past plans (f)

2012	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Limited
Employee Share Plan Options	284,850	–	242,010	42,840	–	–
– weighted average exercise price A$	8.30	–	8.30	8.30	–	–
Employee Share Plan Shares	6,960,419	–	1,513,098	–	5,447,321	5,447,321
Performance Share Plan Performance Rights	58,563	–	58,563	–	–	–

BHP Billiton Plc
Co-Investment Plan	2,245	–	2,245	–	–	–

2011	Number of awards at the beginning of the financial year	Number of 4awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Limited
Employee Share Plan Options	865,295	–	580,445	–	284,850	284,850
– weighted average exercise price A$	8.37	–	8.41	–	8.30	8.30
Employee Share Plan Shares	8,210,218	–	1,249,799	–	6,960,419	6,960,419
Executive Share Scheme Partly Paid Shares	189,918	–	189,918	–	–	–
Performance Share Plan Performance Rights	58,563	–	–	–	58,563	58,563

BHP Billiton Plc
Co-Investment Plan	22,996	–	4,640	16,111	2,245	2,245

2010	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Limited
Employee Share Plan Options	1,632,133	–	766,838	–	865,295	865,295
– weighted average exercise price A$	8.38	–	8.39	–	8.37	8.37
Employee Share Plan Shares	9,134,763	–	924,545	–	8,210,218	8,210,218
Executive Share Scheme Partly Paid Shares	189,918	–	–	–	189,918	189,918
Performance Share Plan Performance Rights	95,038	–	36,475	–	58,563	58,563

BHP Billiton Plc
Co-Investment Plan	24,047	–	1,051	–	22,996	22,996

Employee share awards – summary (h) (i)

	Awards outstanding at:		Exercise price (g)	Exercise period/release date
Month of issue	30 June 2012	12 September 2012
BHP Billiton Limited
Employee Share Plan Shares
October 1997	1,152,739	1,139,316	–	Oct 1997 – Oct 2017
May 1995	1,919,097	1,894,316	–	May 1995 – May 2015
May 1994	1,324,349	1,308,447	–	May 1994 – May 2014
May 1993	1,051,136	1,035,235	–	May 1993 – May 2013

	5,447,321	5,377,314

Group Incentive Scheme
Deferred Shares
December 2011	167,847	167,847	–	Aug 2013 – Aug 2016
December 2010	140,289	140,289	–	Aug 2012 – Aug 2015
December 2008	265,710	207,813	–	Aug 2010 – Aug 2013
December 2007	40,489	–	–	Aug 2009 – Aug 2012
Options
December 2008	484,671	476,067	A$29.15	Aug 2010 – Aug 2013
December 2007	279,647	–	A$43.61	Aug 2009 – Aug 2012

	1,378,653	992,016

Group Short Term Incentive Plan
Deferred Shares
October 2011	1,229,048	1,140,536	–	Aug 2013 – Aug 2016
October 2010	813,658	349,908	–	Aug 2012 – Aug 2015
October 2009	191,704	148,609	–	Aug 2011 – Aug 2014
Options
October 2010	87,254	87,254	A$41.78	Aug 2012 – Aug 2015
October 2009	247,906	247,906	A$38.41	Aug 2011 – Aug 2014

	2,569,570	1,974,213

	Awards outstanding at:		Exercise price (g)	Exercise period/release date
Month of issue	30 June 2012	12 September 2012
Long Term Incentive Plan Performance Shares
December 2011	550,954	550,954	–	Aug 2016 – Aug 2021
December 2010	520,000	520,000	–	Aug 2015 – Aug 2020
December 2009	644,000	644,000	–	Aug 2014 – Aug 2019
December 2008	1,290,000	1,290,000	–	Aug 2013 – Aug 2018
December 2007	4,791,557	2,552,606	–	Aug 2012 – Aug 2017
December 2006	1,298,102	1,042,169	–	Aug 2011 – Aug 2016
December 2005	659,343	541,462	–	Aug 2010 – Aug 2015
December 2004	293,398	225,065	–	Aug 2009 – Aug 2014

	10,047,354	7,366,256

Management Award Plan
October 2011 and March 2012	3,240,582	2,891,554	–	Aug 2014 – Aug 2017
October 2010 and March 2011	2,198,123	1,938,488	–	Aug 2013 – Aug 2016
October 2009 and March 2010	1,858,819	765,350	–	Aug 2012 – Aug 2015
November 2008 and March 2009	544,150	417,950	–	Aug 2011 – Aug 2014

	7,841,674	6,013,342

Shareplus
September 2011 to June 2012	1,519,710	1,462,634	–	Apr 2014
September 2010 to June 2011	916,491	876,740	–	Apr 2013

	2,436,201	2,339,374

	Awards outstanding at:
Month of issue	30 June 2012	12 September 2012	Exercise price (g)	Exercise period/release date
BHP Billiton Plc
Group Incentive Scheme
Deferred Shares
December 2011	78,169	78,169	–	Aug 2013 – Aug 2016
December 2010	53,195	53,195	–	Aug 2012 – Aug 2015
December 2008	109,547	106,465	–	Aug 2010 – Aug 2013
December 2007	12,165	–	–	Aug 2009 – Aug 2012
Options
December 2010	30,389	30,389	£23.71	Aug 2012 – Aug 2015
December 2009	16,119	16,119	£18.68	Aug 2011 – Aug 2014
December 2008	233,878	220,508	£10.89	Aug 2010 – Aug 2013
December 2007	16,656	–	£16.51	Aug 2009 – Aug 2012

	550,118	504,845

Group Short Term Incentive Plan
Deferred Shares
October 2011	459,913	451,719	–	Aug 2013 – Aug 2016
October 2010	313,569	153,781	–	Aug 2012 – Aug 2015
October 2009	117,071	101,250	–	Aug 2011 – Aug 2014
Options
October 2010	66,555	42,473	£22.08	Aug 2012 – Aug 2015
October 2009	29,457	27,958	£16.44	Aug 2011 – Aug 2014

	986,565	777,181

	Awards outstanding at:
Month of issue	30 June 2012	12 September 2012	Exercise price (g)	Exercise period/release date
Long Term Incentive Plan Performance Shares
December 2011	293,020	293,020	–	Aug 2016 – Aug 2021
December 2010	240,000	240,000	–	Aug 2015 – Aug 2020
December 2009	240,000	240,000	–	Aug 2014 – Aug 2019
December 2008	550,839	550,839	–	Aug 2013 – Aug 2018
December 2007	1,758,395	1,067,514	–	Aug 2012 – Aug 2017
December 2006	447,366	376,491	–	Aug 2011 – Aug 2016
December 2005	268,583	251,166	–	Aug 2010 – Aug 2015
December 2004	143,067	111,567	–	Aug 2009 – Aug 2014

	3,941,270	3,130,597

Management Award Plan
October 2011 and March 2012	1,033,390	1,033,171	–	Aug 2014 – Aug 2017
October 2010 and March 2011	761,900	711,538	–	Aug 2013 – Aug 2016
October 2009 and March 2010	784,250	455,750	–	Aug 2012 – Aug 2015
November 2008 and March 2009	257,500	231,000	–	Aug 2011 – Aug 2014

	2,837,040	2,431,459

Shareplus
September 2011 to June 2012	358,160	342,877	–	Apr 2014
September 2010 to June 2011	230,196	218,297	–	Apr 2013

	588,356	561,174

(a)

Awards were made to senior management under four active employee ownership plans in BHP Billiton for the year ended 30 June 2012: the Long Term Incentive Plan (LTIP), Group Incentive Scheme (GIS), Management Award Plan (MAP) and Group Short Term Incentive Plan (GSTIP). These awards take the form of Performance Shares, Deferred Shares and/or Options, and Restricted Shares in either BHP Billiton Limited or BHP Billiton Plc. Awards made are subject to performance hurdles (LTIP) and service conditions (all plans). Subject to the performance conditions and service conditions being met and the extent to which they are met, the awards will vest and the participant will become entitled to the appropriate number of ordinary shares or, if relevant, entitled to exercise options over the relevant number of ordinary shares. Awards under the plans do not confer any rights to participate in a share issue; however, there is discretion under each of the plans to adjust the awards in response to a variation of BHP Billiton’s share capital. A description of the plans follows:

(i)	GIS and GSTIP

The GIS awards are split equally between a cash award (being a percentage of base salary) and a grant of Deferred Shares and/or Options. The GSTIP is a replacement plan to the GIS for certain employees below the GMC and was first introduced during the year ended 30 June 2009. Awards are split equally between a cash award (being a percentage of base salary) and a grant of Deferred Shares and/or Options. Deferred Shares and/or Options are subject to a two-year vesting period before they can be exercised. If, during that period, an individual resigns without the Remuneration Committee’s consent, or is dismissed for cause, their entitlement is forfeited. Deferred Shares and/or Options in respect of the year ended 30 June 2012 will be awarded during the year ending 30 June 2013.

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

All awards issued prior to 1 July 2011 are eligible to receive a payment equal to the dividend amount that would have been earned on the underlying shares represented by the Deferred Shares, Options, Restricted Shares and Performance Shares awarded to those participants (the Dividend Equivalent Payment). The Dividend Equivalent Payment is made to the participants once the underlying ordinary shares are issued or transferred to them. No Dividend Equivalent Payment is made in respect of Deferred Shares, Options, Restricted Shares and Performance Shares that lapse. Awards issued after 1 July 2011 under the GSTIP and MAP plans are no longer eligible to receive the Dividend Equivalent Payment.

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

[i]

The Billiton Employee Share Ownership Plan Trust is a discretionary trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The trustee is an independent company, resident in Jersey. The trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the LTIP, MAP, GIS, GSTIP, CIP, Shareplus and other employee share schemes operated by BHP Billiton Plc from time to time. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value. The Trust has waived its rights to dividends on shares held to meet future awards under Shareplus.

ii

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

iii

The BHP Billiton Limited Executive Incentive Scheme Trust is a discretionary trust established for the purposes of holding shares in BHP Billiton Limited to satisfy exercises made under the LTIP, MAP, GIS, GSTIP, Shareplus and other employee share schemes operated by BHP Billiton Limited from time to time.

33    Employees

	2012 Number	2011 Number	2010 Number
Average number of employees (a)
Petroleum	3,058	2,308	2,178
Aluminium	5,050	4,599	4,471
Base Metals	8,775	7,602	7,434
Diamonds and Specialty Products	1,905	1,737	1,689
Stainless Steel Materials	3,578	3,412	3,481
Iron Ore	5,784	4,047	3,624
Manganese	2,760	2,426	2,549
Metallurgical Coal	4,535	4,019	3,533
Energy Coal	8,977	8,752	8,762
Group and unallocated	1,948	1,855	1,849

	46,370	40,757	39,570

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

34    Auditor’s remuneration

	2012	2011	2010
	US$M	US$M	US$M
Fees payable to the Group’s auditor for assurance services
Audit of the Group’s annual report (a)	4.386	4.216	4.135
Audit of subsidiaries and associates (b)	16.752	12.729	10.428
Audit-related assurance services (c)	6.317	4.764	4.400
Other assurance services (d)	3.637	2.270	1.344

Total assurance services	31.092	23.979	20.307

Fees payable to the Group’s auditor for other services
Other services relating to taxation (e)	–	–	0.065
Other services relating to corporate finance (f)	2.378	1.243	2.308
All other services (g)	1.407	1.104	1.021

Total other services	3.785	2.347	3.394

Total fees	34.877	26.326	23.701

All amounts were paid to KPMG or KPMG affiliated firms. Fees are determined in local currencies and are billed in US dollars based on the exchange rate at the beginning of the relevant financial year.

(a)	Comprises the fee payable to the Group’s auditors for the audit of the Group’s financial statements.

(b)

Comprises the audits of the Group’s subsidiaries and associates, including the audit of Petrohawk subsequent to acquisition, as well as audit fees of US$0.051 million (2011: US$0.045 million; 2010: US$0.093 million) for pension funds. For UK purposes fees for the audit of pension funds would be classified as a separate component of ‘other services’.

(c)	Mainly comprises review of half year reports, audit work in relation to compliance with section 404 of the US Sarbanes-Oxley Act.

(d)	Mainly comprises assurance in respect of the Group’s sustainability reporting.

(e)	Mainly comprises tax compliance services.

(f)	Mainly comprises services in connection with acquisitions, divestments and debt raising transactions.

(g)	Mainly comprises non-statutory assurance based procedures and advice on accounting matters.

35    Subsequent events

On 27 August 2012, the Group announced it had signed an agreement to sell its wholly owned Yeelirrie uranium deposit in Western Australia to Cameco Corporation for US$430 million. The sale is subject to relevant approvals from the Australian Foreign Investment Review Board and the Government of Western Australia.

On 1 February 2012, the Group announced it had exercised an option to sell its 37.8 per cent non-operated interest in Richards Bay Minerals, South Africa, and would exit the titanium business. On 7 September 2012, the Group announced it had completed the sale to Rio Tinto. Pursuant to the prescribed valuation process, the Group has sold its entire interest in Richards Bay Minerals for US$1.9 billion before adjustments.

Other than the matters outlined above or elsewhere in these financial statements, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

9.2    Not required for US reporting

9.3    Directors’ declaration

In accordance with a resolution of the Directors of the BHP Billiton Group, the Directors declare that:

(a)	in the Directors’ opinion the financial statements and notes, set out in sections 9.1 and 9.2 are in accordance with the UK Companies Act 2006 and the Australian Corporations Act 2001, including:

(i)	Complying with the applicable Accounting Standards; and

(ii)	Giving a true and fair view of the financial position of each of BHP Billiton Limited, BHP Billiton Plc, the BHP Billiton Group and the undertakings included in the consolidation taken as a whole as at 30 June 2012 and of their performance for the year ended 30 June 2012;

(b)	the financial report also complies with International Financial Reporting Standards, as disclosed in note 1;

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

The Directors have been given the declarations required by Section 295A of the Australian Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2012.

Signed in accordance with a resolution of the Board of Directors.

Jac Nasser AO

Chairman

Marius Kloppers

Chief Executive Officer

Dated this 12th day of September 2012

9.4	Statement of Directors’ Responsibilities in respect of the Annual Report and the Financial Statements

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

9.5    Not required for US reporting

9.6    Independent auditors’ reports

Report of Independent Registered Public Accounting Firms

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the BHP Billiton Group’s (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) internal control over financial reporting as of 30 June 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). BHP Billiton Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying section 5.13.1 Risk and Audit Committee Report. Our responsibility is to express an opinion on the BHP Billiton Group’s internal control over financial reporting based on our audit.

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

In our opinion, the BHP Billiton Group maintained, in all material respects, effective internal control over financial reporting as of 30 June 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the BHP Billiton Group as of 30 June 2012 and 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the years in the three-year period ended 30 June 2012, and our report dated 18 September 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Audit Plc	/s/ KPMG
KPMG Audit Plc London, United Kingdom 18 September 2012	KPMG Melbourne, Australia 18 September 2012

Report of Independent Registered Public Accounting Firms

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the accompanying consolidated balance sheets of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of 30 June 2012 and 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the years in the three-year period ended 30 June 2012. These consolidated financial statements are the responsibility of the BHP Billiton Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the BHP Billiton Group as of 30 June 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended 30 June 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 1 to the accompanying consolidated financial statements, the BHP Billiton Group has elected to change its method of determining when borrowings are classified as current or non-current.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the BHP Billiton Group’s internal control over financial reporting as of 30 June 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 18 September 2012 expressed an unqualified opinion on the effectiveness of BHP Billiton Group’s internal control over financial reporting.

/s/ KPMG Audit Plc	/s/ KPMG
KPMG Audit Plc London, United Kingdom 18 September 2012	KPMG Melbourne, Australia 18 September 2012

9.7    Supplementary oil and gas information – unaudited

In accordance with the requirements of the Financial Accounting Standards Board (FASB) Accounting Standard Codification ‘Extractive Activities-Oil and Gas’ (Topic 932) and SEC requirements set out in Subpart 1200 of Regulation S-K, the Group is presenting certain disclosures about its oil and gas activities. These disclosures are presented below as supplementary oil and gas information, in addition to information disclosed in section 2.2.2 ‘Petroleum Customer Segment Group’, section 2.3.1 ‘Production – Petroleum’ and section 2.13.1 ‘Petroleum Reserves’.

The information set out in this section is referred to as unaudited as it is not included in the scope of the audit opinion of the independent auditor on the Consolidated Financial Statements, refer section 9.6.

Reserves and production

Proved oil and gas reserves and net crude oil and condensate, natural gas, LNG and NGL production information is included in section 2.3.1 ‘Production – Petroleum’ and section 2.13.1 ‘Petroleum Reserves’ of this Annual Report.

Capitalised costs relating to oil and gas production activities

The following table shows the aggregate capitalised costs relating to oil and gas exploration and production activities and related accumulated depreciation, depletion, amortisation and valuation allowances.

	Australia	United States	Other (a)	Total
	US$M	US$M	US$M	US$M
Capitalised cost
2012
Unproved properties	363	11,800	155	12,318
Proved properties	12,572	20,008	3,846	36,426

Total costs	12,935	31,808	4,001	48,744
Less: Accumulated depreciation, depletion, amortisation and valuation allowances	(5,973)	(7,447)	(3,211)	(16,631)

Net capitalised costs	6,962	24,361	790	32,113

2011
Unproved properties	321	3,143	116	3,580
Proved properties	10,935	9,248	4,304	24,487

Total costs	11,256	12,391	4,420	28,067
Less: Accumulated depreciation, depletion, amortisation and valuation allowances	(5,285)	(3,183)	(3,601)	(12,069)

Net capitalised costs	5,971	9,208	819	15,998

2010
Unproved properties	276	711	61	1,048
Proved properties	9,578	6,373	4,071	20,022

Total costs	9,854	7,084	4,132	21,070
Less: Accumulated depreciation, depletion, amortisation and valuation allowances	(4,608)	(2,373)	(3,237)	(10,218)

Net capitalised costs	5,246	4,711	895	10,852

(a)	See section 2.2.2 for a description of Petroleum’s activities.

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

	Australia	United States	Other (a)	Total
	US$M	US$M	US$M	US$M
2012
Acquisitions of proved property	–	4,746	–	4,746
Acquisitions of unproved property	5	10,366	–	10,371
Exploration (a)	251	690	331	1,272
Development	1,663	4,460	102	6,225

Total costs (b)	1,919	20,262	433	22,614

2011
Acquisitions of proved property	–	2,334	–	2,334
Acquisitions of unproved property	30	2,469	8	2,507
Exploration (a)	187	137	351	675
Development	1,454	558	127	2,139

Total costs (b)	1,671	5,498	486	7,655

2010
Acquisitions of proved property	–	–	–	–
Acquisitions of unproved property	–	40	–	40
Exploration (a)	109	371	371	851
Development	1,297	525	184	2,006

Total costs (b)	1,406	936	555	2,897

(a)	Represents gross exploration expenditure.

(b)	Total costs include US$6,905 million (2011: US$7,095 million; 2010: US$2,260 million) capitalised during the year.

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

Revenues include sales to affiliates but amounts are not significant.

	Australia	United States	Other (a)	Total
	US$M	US$M	US$M	US$M
2012
Oil and gas revenue	6,233	4,894	1,580	12,707
Production costs	(684)	(1,186)	(354)	(2,224)
Exploration expenses	(156)	(275)	(304)	(735)
Depreciation, depletion, amortisation and valuation allowance (a)	(707)	(4,964)	(218)	(5,889)
Production taxes (b)	(342)	(190)	(30)	(562)

	4,344	(1,721)	674	3,297
Income taxes	(1,332)	745	(534)	(1,121)
Royalty-related taxes (c)	(641)	–	(3)	(644)

Results of oil and gas producing activities (d)	2,371	(976)	137	1,532

2011
Oil and gas revenue	6,370	2,938	1,302	10,610
Production costs	(590)	(353)	(231)	(1,174)
Exploration expenses	(159)	(104)	(296)	(559)
Depreciation, depletion, amortisation and valuation allowance (a)	(851)	(893)	(230)	(1,974)
Production taxes (b)	(332)	–	(38)	(370)

	4,438	1,588	507	6,533
Income taxes	(1,068)	(566)	(452)	(2,086)
Royalty-related taxes (c)	(734)	–	(9)	(743)

Results of oil and gas producing activities (d)	2,636	1,022	46	3,704

2010
Oil and gas revenue	4,321	3,177	1,198	8,696
Production costs	(586)	(275)	(216)	(1,077)
Exploration expenses	(60)	(248)	(329)	(637)
Depreciation, depletion, amortisation and valuation allowance (a)	(597)	(1,179)	(212)	(1,988)
Production taxes (b)	(264)	–	(8)	(272)

	2,814	1,475	433	4,722
Income taxes	(815)	(516)	(326)	(1,657)
Royalty-related taxes (c)	(397)	–	14	(383)

Results of oil and gas producing activities (d)	1,602	959	121	2,682

(a)	Includes valuation allowance of US$2,986 million (2011: US$76 million; 2010: US$ nil).

(b)	Includes royalties and excise duty.

(c)	Includes petroleum resource rent tax and petroleum revenue tax where applicable.

(d)

Amounts shown exclude financial income, financial expenses and general corporate overheads and, accordingly, do not represent all of the operations attributable to the Petroleum segment presented in note 2 to the financial statements. There are no non-controlling equity interests shown in the results of oil and gas producing activities.

Standardised measure of discounted future net cash flows relating to proved oil and gas reserves (Standardised measure)

The purpose of this disclosure is to provide data with respect to the estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas.

The Standardised measure is based on the Group’s estimated proved reserves (as presented in section 2.13.1 ‘Petroleum Reserves’) and this data should be read in conjunction with that disclosure, which is hereby incorporated by reference into this section. The Standardised measure is prepared on a basis which presumes that year-end economic and operating conditions will continue over the periods in which year-end proved reserves would be produced. The effects of future inflation, future changes in exchange rates, expected future changes in technology, taxes, operating practices and any regulatory changes have not been included.

The Standardised measure is prepared by projecting the estimated future annual production of proved reserves owned at period end and pricing that future production to derive future cash inflows. Estimates of future cash flows for 2012, 2011 and 2010 are computed using the average first-day-of-the-month price during the 12-month period. Future price increases for all periods presented are considered only to the extent that they are provided by fixed and determinable contractual arrangements in effect at year-end and are not dependent upon future inflation or exchange rate changes.

Future cash inflows for all periods presented are then reduced by future costs of producing and developing the year-end proved reserves based on costs in effect at year-end without regard to future inflation or changes in technology or operating practices. Future development costs include the costs of drilling and equipping development wells and construction of platforms and production facilities to gain access to proved reserves owned at year-end. They also include future costs, net of residual salvage value, associated with the abandonment of wells, dismantling of production platforms and rehabilitation of drilling sites. Future cash inflows are further reduced by future income taxes based on tax rates in effect at year-end and after considering the future deductions and credits applicable to proved properties owned at year-end. The resultant annual future net cash flows (after deductions of operating costs including resource rent taxes, development costs and income taxes) are discounted at 10 per cent per annum to derive the Standardised measure.

Standardised measure of discounted future net cash flows relating to proved oil and gas reserves (Standardised measure) continued

There are many important variables, assumptions and imprecisions inherent in developing the Standardised measure, the most important of which are the level of proved reserves and the rate of production thereof. The Standardised measure is not an estimate of the fair market value of the Group’s oil and gas reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated future changes in prices, costs and exchange rates, anticipated future changes in secondary tax and income tax rates and alternative discount factors representing the time value of money and adjustments for risks inherent in producing oil and gas.

	Australia	United States	Other	Total
	US$M	US$M	US$M	US$M
Standardised measure
2012
Future cash inflows	52,777	67,811	6,293	126,881
Future production costs	(19,043)	(17,582)	(1,352)	(37,977)
Future development costs	(8,612)	(13,212)	(450)	(22,274)
Future income taxes	(5,485)	(10,414)	(2,332)	(18,231)

Future net cash flows	19,637	26,603	2,159	48,399
Discount at 10 per cent per annum	(7,363)	(13,090)	(469)	(20,922)

Standardised measure	12,274	13,513	1,690	27,477

2011
Future cash inflows	51,067	35,004	6,109	92,180
Future production costs	(18,143)	(8,757)	(1,247)	(28,147)
Future development costs	(8,935)	(6,909)	(530)	(16,374)
Future income taxes	(5,481)	(4,699)	(2,121)	(12,301)

Future net cash flows	18,508	14,639	2,211	35,358
Discount at 10 per cent per annum	(7,955)	(6,937)	(546)	(15,438)

Standardised measure	10,553	7,702	1,665	19,920

2010
Future cash inflows	41,544	19,792	5,810	67,146
Future production costs	(15,618)	(3,060)	(1,336)	(20,014)
Future development costs	(6,933)	(3,733)	(607)	(11,273)
Future income taxes	(4,502)	(3,888)	(1,852)	(10,242)

Future net cash flows	14,491	9,111	2,015	25,617
Discount at 10 per cent per annum	(6,092)	(3,560)	(538)	(10,190)

Standardised measure	8,399	5,551	1,477	15,427

Standardised measure of discounted future net cash flows relating to proved oil and gas reserves (Standardised measure) continued

Changes in the Standardised measure are presented in the following table. The beginning of the year and end of the year totals are shown after reduction for income taxes and these, together with the changes in income tax amounts, are shown as discounted amounts (at 10 per cent per annum). All other items of change represent discounted amounts before consideration of income tax effects.

	2012	2011	2010
	US$M	US$M	US$M
Changes in the Standardised measure
Standardised measure at the beginning of the year	19,920	15,427	12,005
Revisions:
Prices, net of production costs	14,373	8,667	4,029
Revisions of quantity estimates (a)	(3,330)	2,879	2,716
Accretion of discount	2,794	2,233	1,751
Changes in production timing and other (b)	(6,209)	(3,866)	(89)

	27,548	25,340	20,412
Sales of oil and gas, net of production costs	(9,450)	(8,375)	(6,964)
Acquisitions of reserves-in-place	5,661	1,079	–
Sales of reserves-in-place	(16)	–	–
Development costs incurred which reduced previously estimated development costs	6,225	2,138	2,006
Extensions, discoveries, and improved recoveries, net of future costs	946	855	1,375
Changes in future income taxes	(3,437)	(1,117)	(1,402)

Standardised measure at the end of the year	27,477	19,920	15,427

(a)	Changes in reserves quantities are shown in the Petroleum Reserves tables in section 2.13.1.

(b)	Includes the effect of foreign exchange and changes in future development costs.

Accounting for suspended exploratory well costs

Refer to Accounting Policies ‘Exploration and evaluation expenditure’ for a discussion of the accounting policy applied to the cost of exploratory wells. Suspended wells are also reviewed in this context.

The following tables provide the changes to capitalised exploratory well costs that were pending the determination of proved reserves for the three years ended 30 June 2012, 30 June 2011 and 30 June 2010.

	2012	2011	2010
	US$M	US$M	US$M
Movement in capitalised exploratory well costs
Balance at the beginning of the year	549.4	482.3	299.7
Additions to capitalised exploratory well costs pending the determination of proved reserves	455.1	114.2	214.8
Capitalised exploratory well costs charged to expense	(144.1)	(47.1)	1.0
Capitalised exploratory well costs reclassified to wells, equipment, and facilities based on the determination of proved reserves	(157.7)	–	(33.2)

Balance at the end of the year	702.7	549.4	482.3

The following table provides an ageing of capitalised exploratory well costs, based on the date the drilling was completed, and the number of projects for which exploratory well costs has been capitalised for a period greater than one year since the completion of drilling.

	2012	2011	2010
	US$M	US$M	US$M
Ageing of capitalised exploratory well costs
Exploratory well costs capitalised for a period of one year or less	339.6	114.2	213.0
Exploratory well costs capitalised for a period greater than one year	363.1	435.2	269.3

Balance at the end of the year	702.7	549.4	482.3

	2012	2011	2010
Number of projects that have been capitalised for a period greater than one year	10	11	8

Drilling and other exploratory and development activities

The number of crude oil and natural gas wells drilled and completed for each of the last three years was as follows:

	Net Exploratory Wells			Net Development Wells
	Productive	Dry	Total	Productive	Dry	Total	Total
Year ended 30 June 2012
Australia	–	–	–	1	–	1	1
United States	4	3	7	190	1	191	198
Other	–	1	1	2	1	3	4

Total	4	4	8	193	2	195	203

Year ended 30 June 2011
Australia	–	2	2	5	1	6	8
United States	–	–	–	21	1	22	22
Other	–	1	1	1	–	1	2

Total	–	3	3	27	2	29	32

Year ended 30 June 2010
Australia	1	–	1	11	1	12	13
United States	–	1	1	1	–	1	2
Other	–	2	2	1	–	1	3

Total	1	3	4	13	1	14	18

The number of wells drilled refers to the number of wells completed at any time during the respective year, regardless of when drilling was initiated. Completion refers to the installation of permanent equipment for production of oil or gas, or, in the case of a dry well, to reporting to the appropriate authority that the well has been abandoned.

An exploratory well is a well drilled to find oil or gas in a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. A development well is a well drilled within the limits of a known oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

A productive well is an exploratory, development or extension well that is not a dry well. A dry well (hole) is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Oil and gas properties, wells, operations, and acreage

The following tables show the number of gross and net productive crude oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage as at 30 June 2012. A gross well or acre is one in which a working interest is owned, while a net well or acre exists when the sum of fractional working interests owned in gross wells or acres equals one. Productive wells are producing wells and wells mechanically capable of production. Developed acreage is comprised of leased acres that are within an area by or assignable to a productive well. Undeveloped acreage is comprised of leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil and gas, regardless of whether such acres contain proved reserves.

The number of productive crude oil and natural gas wells in which we held an interest at 30 June 2012 was as follows:

	Crude Oil Wells		Natural Gas Wells		Total
	Gross	Net	Gross	Net	Gross	Net
Australia	282	139	104	37	386	176
United States	114	52	5,877	1,792	5,991	1,844
Other	71	30	49	14	120	44

Total	467	221	6,030	1,843	6,497	2,064

Of the productive crude oil and natural gas wells, 24 (Net: 10) had multiple completions.

Developed and undeveloped acreage (including both leases and concessions) held at 30 June 2012 was as follows:

	Developed Acreage		Undeveloped Acreage
Thousands of acres	Gross	Net	Gross	Net
Australia	2,093	840	5,580	3,021
United States	1,280	687	3,071	1,959
Other (a)	349	135	38,707	23,441

Total (b)	3,722	1,662	47,358	28,421

(a)	Primarily consists of acreage in South Africa, Colombia, Philippines, Malaysia, Vietnam and India.

(b)

Approximately 12,484,000 gross acres (8,202,000 net acres) will expire in 2013, 27,031,000 gross acres (15,118,000 net acres) will expire in 2014 and 5,086,000 gross acres (3,662,000 net acres) will expire in 2015.