Form 20-F
period 2013-06-30
BHP BILLITON LTD; BHP BILLITON PLC
filed 2013-09-25
CIK 811809, 1171264

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED 30 JUNE 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-09526	Commission file number: 001-31714
BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)
VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)
171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered	Title of each class	Name of each exchange on which registered
American Depositary Shares*	New York Stock Exchange	American Depositary Shares*	New York Stock Exchange
Ordinary Shares**	New York Stock Exchange	Ordinary Shares, nominal value US$0.50 each**	New York Stock Exchange

*	Evidenced by American Depositary Receipts. Each American Depositary Receipt represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc, as the case may be.
**	Not for trading, but only in connection with the listing of the applicable American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

	BHP Billiton Limited	BHP Billiton Plc
Fully Paid Ordinary Shares	3,211,691,105	2,136,185.454

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

v

Form 20-F Cross Reference Table

Item Number	Description	Report section reference
1.	Identity of directors, senior management and advisors	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key Information
A	Selected financial information	1.6.3
B	Capitalisation and indebtedness	Not applicable
C	Reasons for the offer and use of proceeds	Not applicable
D	Risk factors	1.7
4.	Information on the company
A	History and development of the company	1.1.3, 1.2, 2.2.1, 2.2.2 to 2.2.6, 2.3, 2.10 and 3
B	Business overview	1, 2.2 to 2.8 and 3.1
C	Organisational structure	2.10 and Note 26 to the Financial Statements
D	Property, plant and equipment	1.2, 2.2.2 to 2.2.6, 2.3, 2.8, 2.13 and 3.7.2
4A.	Unresolved staff comments	None
5.	Operating and financial review and prospects
A	Operating results	1.6, 3.3, 3.4, 3.6
B	Liquidity and capital resources	3.7
C	Research and development, patents and licences etc	2.5, 2.6 and 7.15
D	Trend information	3.4
E	Off-balance sheet arrangements	3.8 and Notes 21 and 22 to the Financial Statements
F	Tabular disclosure of contractual obligations	3.8 and Notes 21 and 22 to the Financial Statements
6.	Directors, senior management and employees
A	Directors and senior management	4.1 and 4.2
B	Compensation	6
C	Board practices	4.1, 4.2, 5, 6.2 to 6.4
D	Employees	2.9 and 7.8
E	Share ownership	6, 7.8, 7.19 and 7.20
7.	Major shareholders and related party transactions
A	Major shareholders	11.2
B	Related party transactions	3.9 and Note 32 to the Financial Statements
C	Interests of experts and counsel	Not applicable
8.	Financial information
A	Consolidated statements and other financial information	8, 9, 11.3 and the pages beginning on page F-1 in this Annual Report
B	Significant changes	3.10
9.	The offer and listing
A	Offer and listing details	11.4
B	Plan of distribution	Not applicable
C	Markets	11.1
D	Selling shareholders	Not applicable
E	Dilution	Not applicable
F	Expenses of the issue	Not applicable
10.	Additional Information
A	Share capital	Not applicable

Item Number	Description	Report section reference
B	Memorandum and articles of association	2.7.2 and 2.12
C	Material contracts	2.11
D	Exchange controls	2.7.2
E	Taxation	11.6
F	Dividends and paying agents	Not applicable
G	Statement by experts	Not applicable
H	Documents on display	2.12.14
I	Subsidiary information	3.9 and Note 26 to the Financial Statements
11.	Quantitative and qualitative disclosures about market risk	3.7.4 and Note 29 to the Financial Statements
12.	Description of securities other than equity securities
A	Debt Securities	Not applicable
B	Warrants and Rights	Not applicable
C	Other Securities	Not applicable
D	American Depositary Shares	11.5
13.	Defaults, dividend arrearages and delinquencies	There have been no defaults, dividend arrearages or delinquencies
14.	Material modifications to the rights of security holders and use of proceeds	There have been no material modifications to the rights of security holders and use of proceeds since our last Annual Report
15.	Controls and procedures	5.13.1
16.
A	Audit committee financial expert	4.1 and 5.13.1
B	Code of ethics	5.16
C	Principal accountant fees and services	5.13.1 and Note 35 to the Financial Statements
D	Exemptions from the listing standards for audit committees	Not applicable
E	Purchases of equity securities by the issuer and affiliated purchasers	7.2
F	Change in Registrant’s Certifying Accountant	There has been no change of the Registrant’s Certifying Accountant since our last Annual Report
G	Corporate Governance	5.22
H	Mine Safety and Health Administration (MSHA) Disclosure	The information concerning mine safety violations or other regulatory matters required by section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. This item is included in Exhibit 95.1
17.	Financial statements	Not applicable as Item 18 complied with
18.	Financial statements	The pages beginning on page F-1 in this Annual Report, Exhibit 15.1
19.	Exhibits	12

1    Key information

1.1    Our Company

We are BHP Billiton, a leading global resources company.

We are among the world’s top producers of major commodities, including iron ore, metallurgical and energy coal, conventional and unconventional oil and gas, copper, aluminium, manganese, uranium, nickel and silver.

As at 30 June 2013, we had a market capitalisation of approximately US$147.1 billion. For FY2013, we reported net operating cash flow of US$18.3 billion, revenue of US$66.0 billion and profit attributable to shareholders of US$10.9 billion. Throughout FY2013, our workforce comprised of approximately 128,800 employees and contractors working at 141 locations in 26 countries.

1.1.1    Our Charter

Our BHP Billiton Charter is the single most important means by which we communicate who we are, what we do and what we stand for. It is through Our Charter we articulate our purpose, our strategy, the values we uphold and how we measure success. Our Charter is the foundation for our decision-making, actions and behaviours.

Our Charter makes it clear that as we strive for success we must remain forthright in the things we value: Sustainability, Integrity, Respect, Performance, Simplicity and Accountability. By working in a way that is consistent with Our Charter, we will continue to build on our success both today and for the long term.

1.1.2    Our Operating Model

In FY2013, following the appointment of Andrew Mackenzie as Chief Executive Officer, organisational changes were made to consolidate our previous Customer Sector Groups into five Businesses.

Our Operating Model sets out the relationship between the Businesses, Group Functions and Marketing and defines how we work, how we are organised and how we measure performance.

Our Businesses

Our assets, operations and interests are separated into five business units. These Businesses are: Petroleum and Potash; Copper; Iron Ore; Coal; and Aluminium, Manganese and Nickel. The Operating Model has been designed to ensure that decision-making remains as close to the Businesses as possible.

Group Functions

Our Group Functions support the Businesses and operate under a defined set of accountabilities authorised by the Group Management Committee (GMC). Our Group Functions are primarily located in Melbourne, London and Singapore.

Marketing

Marketing is responsible for selling our products and for the purchase of all major raw materials; owning the supply chain from assets to markets and raw materials from suppliers to assets; achieving market clearing prices for the Group’s products and managing price risk; and developing a single Company view of the markets.

The core principles of the Operating Model include mandatory performance requirements; common organisational design; common systems and processes; and common planning and reporting.

The Operating Model is designed to deliver a simple and scalable organisation to achieve a sustainable improvement in productivity by providing performance transparency, eliminating duplication of effort and enabling the more rapid identification and deployment of best practice.

1.1.3    Our Businesses

Petroleum and Potash

Our Petroleum and Potash Business, headquartered in Houston, United States, comprises conventional and unconventional oil and gas operations located in six countries throughout the world and a potash development project with a regional Potash Head Office in Saskatoon, Canada. Our portfolio of operations includes: Onshore US – four shale fields operated onshore in the United States (Eagle Ford, Permian, Haynesville and Fayetteville); Gulf of Mexico – two operated fields (Neptune and Shenzi) and three non-operated fields (Atlantis, Mad Dog and Genesis); Bass Strait – interests in offshore projects and processing in Bass Strait, off the southeastern coast of Australia; and North West Shelf – interest in an offshore project and processing in Western Australia. Our portfolio also includes interests in other projects in Australia and in the United Kingdom, Algeria, Trinidad and Tobago, and Pakistan.

Copper

Our Copper Business, headquartered in Santiago, Chile, is one of the world’s premier producers of copper, silver, lead and uranium, and a leading producer of zinc. We market five primary products: copper concentrate, copper cathodes, uranium oxide, lead and zinc concentrates. Our portfolio of mining operations includes: Escondida – the world’s largest producer of copper, located in Chile; Cannington – one of the world’s largest producers of silver located in Queensland, Australia; Olympic Dam – a major producer of copper and uranium located in South Australia; Pampa Norte – two copper mines, located in Chile; and Antamina – a joint venture interest in a copper and zinc mine, located in Peru.

Iron Ore

Our Iron Ore Business, headquartered in Perth, Australia, is one of the world’s leading iron ore producers. We sell lump and fines product from Australia and pellets from our operations in Brazil. Our portfolio of mining operations includes: Western Australia Iron Ore – an integrated system of mines and more than 1,000 kilometres of rail infrastructure and port facilities in the Pilbara region of northern Western Australia; and Samarco – a joint venture interest in the Samarco operation, which comprises a mine, two 396-kilometre pipelines and two concentrators, located in Brazil.

Coal

Our Coal Business, headquartered in Brisbane, Australia, is the world’s largest supplier of seaborne metallurgical coal and one of the world’s largest producers and marketers of export energy coal. Our portfolio of mining operations includes: three Metallurgical Coal Assets, including BHP Billiton Mitsubishi Alliance (BMA) Joint Venture, BHP Billiton Mitsui Joint Venture, both located in the Bowen Basin in central Queensland, Australia, and Illawarra Coal in New South Wales, Australia; and four Energy Coal Assets: Energy Coal South Africa, New Mexico Coal, New South Wales Energy Coal and Cerrejón in Colombia.

Aluminium, Manganese and Nickel

Our Aluminium, Manganese and Nickel Business, headquartered in Perth, Australia, is one of the world’s largest integrated producers of aluminium, nickel and manganese ore and alloy. Our portfolio of operations includes: Aluminium operations in southern Africa (Hillside, Bayside and Mozal smelters), Australia (Boddington/Worsley) and South America (Alumar); Manganese Assets located in Australia (GEMCO and TEMCO) and South Africa (HMM and Metalloys); and Nickel Assets, including Nickel West in Australia and Cerro Matoso in Colombia.

1.2    BHP Billiton locations

Petroleum and Potash

Ref	Country	Asset	Description	Ownership
1	US	Onshore US	Onshore shale liquids and gas fields in Arkansas, Louisiana and Texas	<1 – 100%
2	Australia	Australia Production Unit	Operated offshore oil and gas fields in Bass Strait and North West Shelf	40 – 90%
3	US	Gulf of Mexico Production Unit	Operated offshore oil and gas fields in the Gulf of Mexico	35 – 44%
4	Pakistan	Pakistan Production Unit	Operated onshore oil and gas fields	38.5%
5	Trinidad and Tobago	Trinidad Production Unit	Operated offshore oil and gas fields	45%
6	UK	UK Production Unit	Operated offshore oil and gas fields	16 – 46.1%
7	Algeria	Algeria Joint Interest Unit	Joint interest onshore oil and gas fields	38%
8	Australia	Australia Joint Interest Unit	Joint interest offshore oil and gas fields in Bass Strait and North West Shelf	8.3 – 50%
9	US	Gulf of Mexico Joint Interest Unit	Joint interest offshore oil and gas fields in the Gulf of Mexico	5 – 44%

Copper

Ref	Country	Asset	Description	Ownership
10	US	Base Metals North America	Copper mine located in the State of Arizona (a)	100%
11	Australia	Cannington	Silver, lead and zinc mine located in northwest Queensland	100%
12	Chile	Escondida	The world’s largest copper producing mine, located in northern Chile	57.5%
13	Australia	Olympic Dam	Australia’s biggest underground copper mine, also producing uranium and gold	100%
14	Chile	Pampa Norte	Consists of the Cerro Colorado and Spence open-cut mines, producing copper cathode in northern Chile	100%
15	Peru	Antamina (b)	Open-cut copper and zinc mine, located in northern Peru	33.8%

Iron Ore

Ref	Country	Asset	Description	Ownership
16	Australia	Western Australia Iron Ore	Integrated iron ore mines, rail and port operations in the Pilbara region of Western Australia	85%
17	Brazil	Samarco (b)	Open-cut iron ore mine, concentrators and pelletising facilities	50%

Coal

Ref	Country	Asset	Description	Ownership
18	South Africa	Energy Coal South Africa	Open-cut and underground energy coal mines and processing operations	50 – 100%
19	Australia	New South Wales Energy Coal	Open-cut energy coal mine and coal preparation plant in New South Wales	100%
20	US	New Mexico Coal	Two energy coal mines in New Mexico	100%
21	Columbia	Cerrejón (b)	Open-cut energy coal mine with integrated rail and port operations	33.3%
22	Australia	BHP Billiton Mitsubishi Alliance	Open-cut and underground metallurgical coal mines in the Queensland Bowen Basin and Hay Point Coal terminal	50%
23	Australia	BHP Billiton Mitsui Coal	Two open-cut metallurgical coal mines in the Bowen Basin, Central Queensland	80%
24	Australia	Illawarra Coal	Underground metallurgical coal mines in southern New South Wales, with access to rail and port facilities	100%

Aluminium, Manganese and Nickel

Ref	Country	Asset	Description	Ownership
25	South Africa	Aluminium South Africa	Two aluminium smelters at Richards Bay	100%
26	Colombia	Cerro Matoso	Integrated laterite ferronickel mining and smelting complex in northern Colombia	99.9%
27	Australia	Manganese Australia	Producer of manganese ore in the Northern Territory and manganese alloys in Tasmania	60%
28	South Africa	Manganese South Africa	Integrated producer of manganese ore and alloy	44.4 – 60%
29	Mozambique	Mozal	Aluminium smelter near Maputo	47.1%
30	Australia	Nickel West	Integrated sulphide mining, concentrating, smelting and refining operation in Western Australia	100%
31	Australia	Worsley	Integrated bauxite mine and alumina refinery in Western Australia	86%
32	Brazil	Alumar (c)	Aluminium refinery and smelter	36 – 40%

BHP Billiton principal office locations

Ref	Country	Location	Office
33	Australia	Brisbane	Coal Head Office
34	Australia	Melbourne	Global Headquarters
35	Australia	Perth	Aluminium, Manganese and Nickel Head Office Iron Ore Head Office
36	Australia	Sydney	Corporate Office
37	Canada	Saskatoon	Potash Head Office
38	Chile	Santiago	Copper Head Office
39	Malaysia	Kuala Lumpur	Global Shared Services Centre
40	Singapore	Singapore	Marketing Head Office
41	South Africa	Johannesburg	Corporate Office
42	UK	London	Corporate Office
43	US	Houston	Petroleum Head Office

(a)	Sale announced and expected to complete in FY2014.

(b)	Independent joint venture.

(c)	Third party operated.

Locations are current at 12 September 2013

1.3    Chairman’s Review

Dear Shareholder

In a volatile and uncertain year for global economies, I am pleased to report that your Company continued to perform well. BHP Billiton reported an Attributable profit, excluding exceptional items, of US$11.8 billion, and the full-year dividend was increased by four per cent to 116 US cents per share. These solid financial results were underpinned by strong operating performance and a key focus on productivity.

Over the last decade, industrialisation and urbanisation in emerging economies underpinned strong commodities consumption. We maintain a positive outlook over the long term as the fundamentals of wealth creation, demographics and urbanisation continue to create demand for commodities across Asia and other markets.

Increased supply has, however, exerted downward pressure on many commodity markets more recently and we expect this trend to continue over the short term. While lower rates of investment across the industry will ultimately lead to more balanced markets, all resources companies will need to improve productivity and be flexible enough to adapt to change in this more challenging environment.

Against that backdrop, we will continue to focus on two constants that have guided us through our 150-year history. The first is the significance of what we do. Rising living standards depend on economic growth, and we aim to safely, reliably and profitably supply the resources required to support economic growth. This helps improve the living standards of millions of people around the world every day. The second is how we operate. This is outlined in Our BHP Billiton Charter, which defines our values. Health and safety always come first. While our overall safety performance continued to improve, sadly, three colleagues lost their lives at work. On behalf of the Board, I offer our sincere condolences to their families and friends. These tragic incidents highlight the importance of remaining focused on providing a workplace where all of our people return home fit and well at the end of each day.

As part of Our Charter value of Sustainability, we strive to be an integral part of our communities, making a positive difference at the local, regional and national level. We allocate one per cent of our pre-tax profits to community programs, which in 2013 was US$245.8 million. These funds support community initiatives, such as the Colombia Resilience Project to alleviate poverty and hardship for vulnerable populations; the Royal Flying Doctor Service’s On the Road initiative for people living, working and travelling in remote areas of Western Australia; the socio-economic component of our Black Economic Empowerment programs in South Africa.

Our community programs are in addition to the US$11.6 billion in taxes and royalties we paid to governments and our broader economic contribution in terms of jobs, capital investment and support of local businesses.

Looking ahead, we expect further volume growth at a lower unit cost as we continue to invest in our key commodities and major basins that provide the foundations for shareholder value creation. We also announced a further US$2.6 billion investment in our Jansen Potash Project. A growing population and improving incomes in emerging economies means the longer-term outlook for potash, a fertiliser that improves the yield and quality of agricultural production, is strong. Over many years, the Group’s strategy has delivered significant value for shareholders, and we can expect a more productive and capital efficient organisation to build on that track record.

This year, we also announced the retirement of Marius Kloppers and the appointment of Andrew Mackenzie as Chief Executive Officer of BHP Billiton. Marius made BHP Billiton a safer and financially stronger company, and we thank him for his leadership. Andrew brings a unique combination of deep industry knowledge and global management skills to the role, with more than 30 years’ experience in the oil and gas, petrochemicals and minerals industries.

Andrew and his new senior management team are off to a great start. Together with our 128,800 employees and contractors in more than 140 operations across the globe, they have delivered the record production and substantial productivity gains that underpinned our robust financial results. As the global economy continues to strengthen, the talents and efforts of all our people and our low-cost, upstream strategy and diversification ensure we are well positioned. Your Board is confident in the outlook for BHP Billiton and we thank you for your continued support of our Company.

Jac Nasser AO

Chairman

1.4    Chief Executive Officer’s Report

I am honoured to deliver my first annual results as Chief Executive Officer of BHP Billiton and report that our Company’s enduring strategy and high-quality, diversified portfolio delivered robust financial results in FY2013.

Our results reflect record production and substantial productivity gains offset by lower commodity prices. In FY2013, we achieved a thirteenth consecutive annual production record at Western Australia Iron Ore and a 28 per cent increase in copper production at Escondida, Chile. In addition, liquids production at our Onshore US operations increased by 76 per cent and our Queensland Coal operations in Australia returned to full supply chain capacity during the period.

I took over the leadership of the Company in May from Marius Kloppers to whom I am very grateful for his comprehensive handover and leadership. Soon after my appointment, changes were made to our Group Management Committee structure that effectively removed a layer of management and consolidated our Businesses into five. This is part of our continuing efforts to simplify the organisation and bring our strategic and operational leadership closer to attain our goal of becoming more productive and efficient than we are today.

Guided by Our BHP Billiton Charter and consistent strategy, our priorities in the near term are to protect our people and improve the health and safety of our operations, create a more productive organisation, actively manage our portfolio, maintain a disciplined approach to capital management and support sustainable development of our host communities.

Sadly, during FY2013, three of our colleagues lost their lives at work. This is clearly unacceptable. Eliminating risk is a critical, continual focus of everyone at BHP Billiton. We continue to improve the process for effective management of the critical controls of our material health and safety risks. The health, safety and wellbeing of our people is our primary responsibility. In FY2013, our total recordable injury frequency was 4.6 per million hours worked, a two per cent improvement on FY2012.

In the absence of higher commodity prices, we have sharpened our focus on the Company’s productivity. We continue to find ways of working smarter to obtain the most from our assets, orebodies, plant and machinery. We aim to create the right culture and supporting processes for our people so they are engaged with our Company’s efforts to become more competitive.

We continue to actively manage our portfolio and have increased our focus on our major Businesses: Iron Ore, Petroleum, Copper and Coal, which, together with Potash, provide optimum diversification. Divestments totalling US$6.5 billion were either announced or completed during FY2013, representing a premium over average market valuations.

We believe that to maintain our position as one of the world’s leading companies, we must commit to high ethical business practices and governance standards. We are committed to Our Charter value of Integrity, doing what is right and doing what we say we will do. This is evident in our anti-corruption standards and the BHP Billiton Code of Business Conduct, which prohibits bribery and corruption in all our business dealings. All our leaders have the responsibility for ensuring the requirements of the Code of Business Conduct are embedded across BHP Billiton.

Sustainability and supporting our host communities is central to Our Charter values. In FY2013, our community contributions amounted to US$245.8 million, and we continue to strive to have a long-lasting positive impact on the quality of life for people in our host communities.

This is a challenging yet very rewarding time to be at the helm of the world’s leading diversified resources company. We believe our proven strategy, when combined with our great orebodies and operational focus on productivity, will deliver stronger margins throughout the economic cycle, a simpler and more capital efficient structure, a substantial increase in free cash flow and growth in shareholder value.

I would like to thank all our people, suppliers, customers, host communities and shareholders for their continued support over the past year. We could not achieve our success without all of your support. The hard-working, disciplined and talented people at BHP Billiton are, and will always be, central to our ongoing success. I look forward to leading you as we resource the future.

Andrew Mackenzie

Chief Executive Officer

1.5    Our strategy and business model

1.5.1    Our consistent strategy

Our purpose

Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.

Our strategy

Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.

We sell into globally integrated markets and aim to produce at full capacity throughout the economic cycle. Our leading position in the resources industry is due to our unique, proven and consistent strategy. In line with our strategy, we pursue growth opportunities consistent with our core skills of:

•	evaluating, developing and extracting our resources in our Businesses;

•	distributing and selling our products, and managing financial risk associated with the revenue line through Marketing;

•	through our Group Functions, defining and governing world-class functional standards, which are implemented Group-wide.

This strategy means more predictable company performance over time which, in turn, underpins the creation of long-term sustainable value for our shareholders, customers, employees and the communities in which we operate. We aim to deliver long-term sustainable value rather than being focused on short-term returns.

Our values

In pursuing our strategy through all stages of the economic and commodity cycle, we are guided by Our Charter values of Sustainability; Integrity; Respect; Performance; Simplicity; and Accountability.

Our overriding commitment is ensuring the safety of our people, and respecting our environment and the communities in which we work. This commitment informs everything we do and influences every aspect of our work.

Operational capability is fundamental to our strategy and is reflected in Our Charter. In particular, our values of Performance – achieving superior business results by stretching our capabilities, and Simplicity – focusing our efforts on the things that matter most.

Our success factors

We are successful when our people start each day with a sense of purpose and end the day with a sense of accomplishment; our communities, customers and suppliers value their relationships with us; our asset portfolio is world-class and sustainably developed; our operational discipline and financial strength enables our future growth; and our shareholders receive a superior return on their investment.

1.5.2    Our business model

Exploration and evaluation

•	discovery through brownfield and greenfield exploring

•	acquiring and divesting

•	evaluating our portfolio

Over the past five years, brownfield exploration has increased our resource base around our portfolio of existing assets in large resource basins, which now provides us with significant growth opportunities. This has allowed us to reduce brownfield exploration expenditure and rationalise our greenfield exploration program to focus on copper in Chile and Peru and conventional oil and gas predominantly in the Gulf of Mexico and Western Australia.

We evaluate the results of our brownfield and greenfield exploration to identify future growth projects consistent with our strategy to own and operate large, long-life, low-cost, expandable, upstream assets. We also continually evaluate our portfolio and consider acquisition and divestment opportunities.

Development

•	evaluating and developing projects

The evaluation and development of large-scale resource projects generates significant value for BHP Billiton. We have a number of high-quality growth projects currently under development. We also have a large number of growth opportunities in our project pipeline in varying stages of evaluation. In our development process, these projects progress through feasibility to execution only after external approvals and rigorous internal review.

Potential expansion projects must compete for capital in BHP Billiton and are only approved if they meet our strict criteria for investment.

Extraction, processing and transportation

•	open-pit and underground mining

•	extracting conventional and unconventional oil and gas

•	processing and refining

Across our global operations, the diversification of our portfolio of assets by commodity, geography and market continues to be one of our differentiating features. Our goal is to safely operate all of our assets at capacity through mining, extracting, processing and transporting commodities.

We continue to set production records at a number of assets. Through the development and use of standard operating practices and technology, we are driving efficiencies through improved capital intensity, labour productivity and increased utilisation of plant and machinery.

Our extraction and processing activities apply our ongoing sustainability obligations, including rehabilitation at the end of the asset life.

Marketing and logistics

•	selling our products

•	purchasing major raw materials

•	managing the supply chain

•	managing credit and price risk

In order to develop customer and market-focused solutions, we have divided our marketing organisation between mineral marketing, centralised in Singapore and petroleum product marketing, based in Houston, United States. Marketing manages the Group’s product sales and the purchase of all major raw materials. It achieves market clearing prices for our products and is responsible for managing our credit and price risks.

Marketing also manages the supply chain of our products from assets to markets and the raw materials from suppliers to assets. This includes managing our in-house freight requirements so as to procure high-quality, cost-effective shipping.

1.5.3    External factors and trends

Global economy

Economic conditions during the second half of FY2013 were affected by lower than expected growth in emerging economies. Weaker trade and soft manufacturing activity pulled growth rates slightly below expectations in China. However, with employment conditions and income growth remaining resilient, the Chinese Government has room to pursue reforms that support its agenda of stable, long-term growth.

Significant cuts in government spending affected growth in the United States, however this was offset by improved private sector demand, leading to modest rates of economic growth overall. Housing and stock market prices have also strengthened household balance sheets over the past year. As a result, we are confident the recovery will continue, although risks remain regarding the unwinding of monetary policy stimulus.

The renewed policy push in Japan is also positive for medium-term growth expectations, if the government can achieve its stated objectives. Europe remained relatively stable during FY2013; however, we do not anticipate a strong or rapid recovery while fundamental structural problems remain.

Overall, we expect more balanced global growth over the long term as China continues to develop its economy and large developed economies, such as the United States, grow despite fiscal challenges. We expect the rebalancing of the Chinese economy to be significant in terms of the nature of domestic demand, as well as the types of goods and services the economy will produce. We expect these changes to take place gradually, particularly in relation to savings behaviour and levels of fixed asset investment. We also see India and South East Asia as significant sources of economic growth in the long term.

Commodity prices

During FY2013, commodity markets were impacted by a slower pace of growth in China that was balanced in part by increased stability in European sovereign debt markets and an improved private sector performance in the United States. In the case of most steelmaking raw materials, demand growth rates outside China decreased, and combined with robust supply growth from seaborne sources, resulted in lower raw material prices than the previous year. The metals commodities attracted lower prices than the previous year as a result of supply growing faster than demand. Conversely for energy commodities, geopolitical tensions and United States economic improvements provided price support for crude oil, while the US gas prices increased due to increased seasonal demand in the residential and commercial sector and decreased storage inventories from the previous year.

Exchange rates

We are exposed to movements in exchange rates in relation to foreign currency sales and purchases as well as in relation to foreign currency denominated monetary assets and liabilities, including debt. We believe that active currency hedging does not provide long-term benefits to our shareholders. Because a majority of our sales are denominated in US dollars, and the US dollar plays an important role in our organisation, we borrow and hold surplus cash predominantly in US dollars to provide a natural hedge. Operating costs and costs of locally sourced equipment are influenced by fluctuations in local currencies, primarily the Australian dollar, Brazilian real, Chilean peso and South African rand. Foreign exchange gains and losses reflected in operating costs owing to fluctuations in the local currencies relative to the US dollar may potentially offset one another. In addition, exchange rate markets often provide a theoretical natural hedge against movements in commodity prices. Volatility increased during the year, with a strengthening of the US dollar in the last quarter of FY2013. Overall, the Australian dollar, Brazilian real and South African rand ended FY2013 weaker against the US dollar, while the Chilean peso strengthened.

1.5.4    Our strategic priorities

Our senior management team has sharpened its focus on the following strategic priorities in order to execute the Company’s strategy and deliver sustainable improvement in productivity.

Protect our people and improve the health and safety of our operations

The health, safety and wellbeing of our people are central to the success of our organisation. Regardless of where our people are located or the type of work they undertake, we strive to create a working environment that is free from occupational illness or injury. Identifying and managing material risk is a critical component of our management approach. By understanding and managing our risks, we provide greater protection for our people, communities and assets.

Create a more productive organisation

We continue to simplify our business in order to become more productive and a more capital efficient organisation. We recently implemented a new organisational structure and we removed a layer of management to create a direct line of communication between our Chief Executive Officer and our Businesses.

We are pursuing productivity improvements to sustain our competitiveness and capitalise on growth opportunities. We view productivity as a way of operating that maximises the value for our shareholders, of our people, capital and assets. The inputs to productivity are capital intensity, labour productivity and the utilisation of our plant and machinery. The outputs of productivity are unit revenues and costs that give us a superior margin.

Productivity will be enabled by our people being engaged in our drive to become more competitive by having our plant and machinery assets work harder and our people work smarter. We seek to have a culture that fosters productivity and to make sure our people have the right skills and approach to do their jobs better each day.

Active management of our portfolio

We have concentrated our efforts on those world-class basins where we enjoy economies of scale and a competitive advantage. Our focus on four major Businesses of Iron Ore, Petroleum, Copper and Coal, together with Potash, provides optimum diversification.

Of the 18 major projects in execution at 30 June 2013, approximately 70 per cent are expected to deliver first production by the end of CY2014. The majority of our development projects are brownfield in nature, which are inherently lower risk.

We executed a targeted divestment program, with major transactions totalling US$6.5 billion announced or completed during the period. In these transactions:

•	we sold our diamonds business, comprising our interests in the EKATI Diamond Mine and Diamonds Marketing operations, to Dominion Diamond Corporation (formerly Harry Winston Diamond Corporation);

•	we sold our non-operating interest in South African-based Richards Bay Minerals to Rio Tinto;

•	we sold our Yeelirrie uranium deposit in Western Australia to Cameco Corporation;

•	we announced the sale of Pinto Valley mining operation and the associated San Manuel Arizona Railroad Company to Capstone Mining Corp;

•	we sold our interest in the East and West Browse Petroleum joint ventures located offshore Western Australia to PetroChina International Investment (Australia) Pty Ltd;

•	we extended our Western Australia Iron Ore (WAIO) long-term joint venture relationship with ITOCHU and Mitsui to include Jimblebar. This was completed in July 2013 and aligns our interests across the WAIO supply chain, as well as driving simplicity and flexibility.

An operational review and temporary cessation of production at our BMA open-cut Gregory metallurgical coal mine in Queensland, Australia, also took place in FY2013. We continue to evaluate the performance of all of our operations.

For further information on these events, refer to section 5.3 of this Annual Report.

Disciplined approach to capital management

The Group’s priorities for capital management remain unchanged: firstly, to invest in high-return growth opportunities throughout the economic cycle; secondly, to maintain a solid ‘A’ credit rating and to grow our progressive dividend; and finally, to return excess capital to shareholders.

We have announced a reduction in capital and exploration expenditure from US$21.7 billion in FY2013 to US$16.2 billion in FY2014 (excluding deferred stripping). By reducing annual capital expenditure and increasing competition for capital within the Group, we expect to achieve more sustainable, high margin growth at a higher average rate of return on incremental investment.

The combination of a disciplined approach to capital expenditure and the continued success of the divestment program has strengthened the financial position of the Company. This financial strength has allowed for a reduction in gearing in the second half of FY2013 and continued commitment to maintain a solid ‘A’ credit rating. In addition, this approach underpins our progressive dividend policy, which has been demonstrated by an increase of the dividend for FY2013 to 116 US cents per share, a four per cent increase year on year.

Support sustainable development of our host communities

The long-term nature of our operations allows us to establish long-term relationships with our host communities. We aim to make a positive contribution to the lives of people who live near our operations and to society more generally.

As part of this commitment, we voluntarily invest one per cent of our pre-tax profit, calculated on the average of the previous three years’ pre-tax profit, in community programs that aim to have a long-lasting, positive impact on the quality of life for people in our host communities. This includes implementing new and supporting existing community projects.

1.6    Selected key measures

1.6.1    Our results at a glance

Not required for US reporting. Refer to sections 1.6.2 and 1.6.3.

1.6.2    Operational information

Our Board and Group Management Committee (GMC) monitor a range of financial and operational performance indicators, reported on a monthly basis, to measure performance over time. We also monitor a comprehensive set of health, safety, environment and community (HSEC) contribution indicators.

	2013	2012	2011
Health, safety, environment and community
Total recordable injury frequency (TRIF)	4.6	4.7	5.0
Community investment (US$M)	245.8	214.1	195.5
Production (1)
Total Petroleum production (million barrels of oil equivalent)	235.8	222.3	159.4
Copper cathode and concentrate (’000 tonnes)	1,209.4	1,094.5	1,139.4
Iron ore (’000 tonnes)	169,856	159,478	134,406
Metallurgical coal (’000 tonnes)	37,650	33,230	32,678
Energy coal (’000 tonnes)	72,892	71,111	69,500
Alumina (’000 tonnes)	4,880	4,152	4,010
Aluminium (’000 tonnes)	1,179	1,153	1,246
Manganese ores (’000 tonnes)	8,517	7,931	7,093
Manganese alloys (’000 tonnes)	608	602	753
Nickel (’000 tonnes)	154.1	157.9	152.7

(1)	Further details on production appear in section 2.3 of this Annual Report.

1.6.3    Financial information

Our selected financial information reflects the operations of the BHP Billiton Group, and should be read in conjunction with the FY2013 financial statements, together with the accompanying notes.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, and as outlined in note 1 ‘Accounting policies’ to the financial statements in this Annual Report. We publish our consolidated financial statements in US dollars.

	2013	2012	2011	2010	2009
Consolidated Income Statement (US$M except per share data)
Revenue	65,968	72,226	71,739	52,798	50,211
Profit from operations	19,225	23,752	31,816	20,031	12,160
Profit attributable to members of BHP Billiton Group	10,876	15,417	23,648	12,722	5,877
Dividends per ordinary share – paid during the period (US cents)	114.0	110.0	91.0	83.0	82.0
Dividends per ordinary share – declared in respect of the period (US cents)	116.0	112.0	101.0	87.0	82.0
Earnings per ordinary share (basic) (US cents) (1)	204.4	289.6	429.1	228.6	105.6
Earnings per ordinary share (diluted) (US cents) (1)	203.7	288.4	426.9	227.8	105.4
Number of ordinary shares (millions)
– At period end	5,348	5,348	5,350	5,589	5,589
– Weighted average	5,322	5,323	5,511	5,565	5,565
– Diluted	5,340	5,346	5,540	5,595	5,598

Consolidated Balance Sheet (US$M)
Total assets	138,109	129,273	102,920	88,852	78,770
Share capital (including share premium)	2,773	2,773	2,771	2,861	2,861
Total equity attributable to members of BHP Billiton Group	70,664	65,870	56,762	48,525	39,954

Other financial information
Underlying EBIT (US$M) (2)	21,127	27,238	31,980	19,719	18,214
Underlying EBIT margin (3)(4)	33.2%	39.4%	47.0%	40.7%	40.1%
Return on capital employed (4)	13.5%	23.0%	38.5%	26.4%	24.6%
Net operating cash flow (US$M) (5)	18,252	24,384	30,080	16,890	17,854
Project investment (US$M)	21,183	22,791	24,517	10,770	13,965
Gearing	28.8%	26.0%	9.2%	6.3%	12.1%

(1)	The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares outstanding during the period of BHP Billiton Limited and BHP Billiton Plc after deduction of the weighted average number of shares held by the Billiton share repurchase scheme and the Billiton Employee Share Ownership Plan Trust and the BHP Bonus Equity Plan Trust and adjusting for the BHP Billiton Limited bonus share issue. Included in the calculation of fully diluted earnings per share are shares contingently issuable under Employee Share Ownership Plans.

(2)	Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBIT is not an IFRS measure of profitability, financial performance, or liquidity and may be defined and used in differing ways by different entities. Underlying EBIT is included in the FY2013 Consolidated Financial Statements as required by IFRS 8 ‘Operating Segments’. We believe that Underlying EBIT provides useful information, but should not be considered as an indication of, or alternative to, Attributable profit as an indicator of operating performance. See section 3.6.2 for more information about this measure, including a reconciliation to profit from operations.

(3)	Underlying EBIT margin excludes third party product.

(4)	Underlying EBIT margin and Return on capital employed are non-IFRS measures. We believe that Underlying EBIT margin and Return on capital employed provide useful information, but should not be considered as an indication of, or alternative to, Attributable profit as an indicator of operating performance. See section 3.3 for more information about this measure.

(5)	On 1 July 2010, the Group adopted the policy of classifying exploration cash flows which are not recognised as assets as Net operating cash flows. Previously such cash flows were classified as net investing cash flows. The change in policy arose from amendments to IAS7/AASB7 ‘Cash Flows’. Comparative figures have been restated.

1.7    Our management of risk

1.7.1    Risk factors

We believe that because of the international scope of our operations and the industries in which we are engaged, there are numerous factors that may have an effect on our results and operations. The following describes the material risks that could affect the BHP Billiton Group.

External risks

Fluctuations in commodity prices and impacts of ongoing global economic volatility may negatively affect our results, including cash flows and asset values

The prices we obtain for our oil, gas and minerals are determined by, or linked to, prices in world markets, which have historically been subject to substantial volatility. Our usual policy is to sell our products at the prevailing market prices. The diversity provided by our relatively broad portfolio of commodities does not insulate the effects of price changes. Fluctuations in commodity prices can occur due to sustained price shifts reflecting underlying global economic and geopolitical factors, industry demand and supply balances, product substitution and national tariffs. See section 3.4.1 for summaries of pricing trends for our most significant commodities. The ongoing global economic volatility has negatively affected commodity market prices and demand. The ongoing uncertainty and impact on global economic growth, particularly in the developed economies, may continue to adversely affect future demand and prices for commodities. The impact of potential longer-term sustained price shifts and shorter-term price volatility, including the effects of unwinding the sustained monetary stimulus in the United States, creates the risk that our financial and operating results including cash flows and asset values, will be materially and adversely affected by unforeseen declines in the prevailing prices of our products.

Our financial results may be negatively affected by currency exchange rate fluctuations

Our assets, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the countries in which we operate. Fluctuations in the exchange rates of those currencies may have a significant impact on our financial results. The US dollar is the currency in which the majority of our sales are denominated. Operating costs are influenced by the currencies of those countries where our mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian dollar, South African rand, Chilean peso, Brazilian real and US dollar are the most important currencies influencing our operating costs. Over recent years, the level of exchange of currencies in which the majority of our operating costs are incurred (in particular the Australian dollar, if sustained relative to US dollar denominated commodity prices) has and may continue to adversely impact our profit margins. Given the dominant role of the US currency in our affairs, the US dollar is the currency in which we present financial performance. We do not generally believe that active currency hedging provides long-term benefits to our shareholders. From time to time, we consider currency protection measures appropriate in specific commercial circumstances, subject to strict limits established by our Board. Therefore, in any particular year, our financial results may be negatively affected by currency exchange rate fluctuations.

Reduction in Chinese demand may negatively impact our results

The Chinese market has been driving global materials demand and pricing over the past decade. Sales into China generated US$19.4 billion (FY2012: US$21.6 billion), or 29.4 per cent (FY2012: 29.9 per cent), of our revenue in the year ended 30 June 2013. The FY2013 sales into China by Business included 58.8 per cent Iron Ore, 19.4 per cent Copper, 8.4 per cent Coal and 4.5 per cent Petroleum. A slowing in China’s economic growth could result in lower prices and demand for our products and negatively impact our results including cash flows.

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

Actions by governments or political events in the countries in which we operate could have a negative impact on our business

We have operations in many countries around the globe, which have varying degrees of political and commercial stability. We operate in emerging markets, which may involve additional risks that could have an adverse impact upon the profitability of an operation. These risks could include terrorism, civil unrest, nationalisation, renegotiation or nullification of existing contracts, leases, permits or other agreements, restrictions on repatriation of earnings or capital and changes in laws and policy, as well as other unforeseeable risks. Risks relating to bribery and corruption, including possible delays or disruption resulting from a refusal to make so-called facilitation payments, may be prevalent in some of the countries in which we operate. If any of our major operations are affected by one or more of these risks, it could have a negative effect on the operations in those countries, as well as the Group’s overall operating results and financial condition.

Our operations are based on material long-term investments that are dependent on long-term fiscal stability and could be adversely impacted by changes in fiscal legislation. The mining industry has been identified as a source of tax revenue and can also be impacted by broader fiscal measures applying to business generally.

Our business could be adversely affected by new government regulations, such as controls on imports, exports and prices. Increasing requirements relating to regulatory, environmental and social approvals can potentially result in significant delays in construction and may adversely affect the economics of new mining and oil and gas projects, the expansion of existing operations and results of our operations. We have oil and gas operations located in the Gulf of Mexico region of the United States. A six-month moratorium on drilling was issued in June 2010 following the Deepwater Horizon oil spill. Even though the moratorium has been lifted, the industry now faces more stringent permitting requirements. Delays or additional costs may occur in receiving future permits for deepwater drilling activities in the Gulf of Mexico.

Infrastructure, such as rail, ports, power and water, is critical to our business operations. We have operations or potential development projects in countries where government provided infrastructure or regulatory regimes for access to infrastructure, including our own privately operated infrastructure, may be inadequate or uncertain or subject to legislative change. These may adversely impact the efficient operations and expansion of our Businesses.

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

These regulations are complex, difficult to predict and outside of our control and could negatively affect our Company and results.

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

Future deterioration in commodities pricing may make drilling some acreage and existing reserves uneconomic. Our actual drilling activities and future drilling budget will depend on drilling results, commodity prices, drilling and production costs, availability of drilling services and equipment, lease expirations, gathering systems, transportation pipelines and other infrastructure constraints, regulatory approvals and other factors.

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

Potential changes to our portfolio of assets through acquisitions and divestments may have a material adverse effect on our future results and financial condition

We regularly review the composition of our asset portfolio and from time to time may add assets to the portfolio or divest assets from the portfolio. There are a number of risks associated with such divestments or acquisitions. These include adverse market reaction to such changes or the timing or terms on which such changes are made, the imposition of adverse regulatory conditions and obligations, commercial objectives not being achieved as expected, unforeseen liabilities arising from such changes to the portfolio, sales revenues and operational performance not meeting our expectations, anticipated synergies or cost savings being delayed or not being achieved, inability to retain key staff and transaction-related costs being more than anticipated. These factors could negatively affect our reputation, future results and financial condition.

Increased costs and schedule delays may adversely affect our development projects

Although we devote significant time and resources to our project planning, approval and review process, many of our development projects are highly complex and rely on factors that are outside our control, which may cause us to underestimate the cost or time required to complete a project. In addition, we may fail to manage projects as effectively as we anticipate and unforeseen challenges may emerge.

Any of these may result in increased capital costs and schedule delays at our development projects, adversely affecting our development projects and impacting anticipated financial returns.

Financial risks

If our liquidity and cash flow deteriorate significantly it could adversely affect our ability to fund our major capital programs

We seek to maintain a solid ‘A’ credit rating as part of our strategy; however, fluctuations in commodity prices and the ongoing global economic volatility may continue to adversely impact our future cash flows and ability to access capital from financial markets at acceptable pricing. If our key financial ratios and solid ‘A’ credit rating are not maintained, our liquidity and cash reserves, interest rate costs on borrowed debt, future access to financial capital markets and the ability to fund current and future major capital programs could be adversely affected.

We may not recover our investments in mining, oil and gas assets, which may require financial write-downs

One or more of our assets may be impacted by changed market or industry structures, commodity prices, technical operating difficulties, inability to recover our mineral, oil or gas reserves and increased operating cost levels. These may cause us to fail to recover all or a portion of our investment in mining and oil and gas assets and may require financial write-downs adversely impacting our financial results.

The commercial counterparties we transact with may not meet their obligations which may negatively impact our results

We contract with a large number of commercial and financial counterparties, including customers, suppliers and financial institutions. The ongoing global economic volatility has placed strains on global financial markets, reduced liquidity and adversely affected business conditions generally. We maintain a ‘one book’ approach with commercial counterparties to ensure that all credit exposures are quantified. Our existing counterparty credit controls may not prevent a material loss due to credit exposure to a major customer or financial counterparty. In addition, customers, suppliers, contractors or joint venture partners may fail to perform against existing contracts and obligations. Non-supply of key inputs, such as tyres, mining and mobile equipment and other key consumables, may unfavourably impact costs and production at our operations. These factors could negatively affect our financial condition and results of operations.

Operational risks

Cost pressures and reduced productivity could negatively impact our operating margins and expansion plans

Cost pressures may continue to occur across the resources industry. As the prices for our products are determined by the global commodity markets in which we operate, we do not generally have the ability to offset these cost pressures through corresponding price increases, which can adversely affect our operating margins. Notwithstanding our efforts to reduce costs and a number of key cost inputs being commodity price-linked, the inability to reduce costs and a timing lag may adversely impact our operating margins for an extended period.

Our Australian-based operations may continue to be affected by the Australian Fair Work Act 2009 as labour agreements expire and businesses are required to collectively bargain with unions. In some instances labour unions are pursuing wage claims in the bargaining process, and/or claims about union access and involvement in operational decision-making. These claims may adversely affect workplace flexibility, productivity and costs. Industrial action in pursuit of claims associated with the bargaining process has occurred in some Businesses, and is likely to continue to occur as unions press for new claims as part of the bargaining process.

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

Unexpected natural and operational catastrophes may adversely impact our operations

We operate extractive, processing and logistical operations in many geographic locations both onshore and offshore. Our key port facilities are located at Port Hedland and Hay Point in Australia. We have 12 underground mines, including seven underground coal mines. Our operational processes may be subject to operational accidents such as port and shipping incidents, underground mine and processing plant fire and explosion, open-cut pit wall failures, loss of power supply, railroad incidents, loss of well control, environmental pollution and mechanical critical equipment failures. Our operations may also be subject to unexpected natural catastrophes such as earthquakes, flood, hurricanes and tsunamis. Our northwest Western Australia iron ore, Queensland coal and Gulf of Mexico oil and gas operations are located in areas subject to cyclones or hurricanes. Our Chilean copper operations are located in a known earthquake and tsunami zone. Based on our claims, insurance premiums and loss experience, our risk management approach is not to purchase insurance for property damage, business interruption and construction-related risk and primary liability exposures. Existing business continuity plans may not provide protection for all of the costs that arise from such events. The impact of these events could lead to disruptions in production, increased costs and loss of facilities more than offsetting premiums saved, which would adversely affect our financial results and prospects. Third party claims arising from these events may exceed the limit of liability insurance policies we have in place.

Our non-controlled assets may not comply with our standards

Some of our assets are controlled and managed by joint venture partners or by other companies. Management of our non-controlled assets may not comply with our management and operating standards, controls and procedures, including our health, safety, environment and community (HSEC) standards. Failure to adopt equivalent standards, controls and procedures at these assets could lead to higher costs and reduced production and adversely impact our results and reputation.

Breaches in our information technology security processes may adversely impact the conduct of our business activities

We maintain global information technology (IT) infrastructure, applications and communications networks to support our business activities. These systems could be subject to security breaches resulting in theft, disclosure or corruption of information, including information relating to acquisitions and divestments, strategic decision-making, investment market communications or commercially sensitive information relating to major contracts. Security breaches could also result in misappropriation of funds or disruptions to our business operations.

Sustainability risks

HSEC impacts, incidents or accidents and related regulations may adversely affect our people, operations and reputation or licence to operate

Due to the nature of our operations, HSEC incidents or accidents and related regulations may adversely affect our reputation or licence to operate.

Safety

Potential safety events that may have a material adverse impact on our operations include fire, explosion or rock fall incidents in underground mining operations, personnel conveyance equipment failures in underground operations, aircraft incidents, incidents involving light vehicles and mining mobile equipment, ground control failures, well blowouts, explosions or gas leaks, isolation working from heights or lifting operations.

Environment

Environmental incidents that have the potential to create a material impact include uncontrolled tailings containment breaches, subsidence from mining activities, escape of polluting substances and uncontrolled releases of hydrocarbons.

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

Community

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

Health

Health risks faced include fatigue and occupational exposure to noise, silica, manganese, diesel exhaust particulate, fluorides, coal tar pitch, nickel and sulphuric acid mist. Longer-term health impacts may arise due to unanticipated workplace exposures or historical exposures of our workforce to hazardous substances. These effects may create future financial compensation obligations.

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

HSEC legislation

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

Hydraulic fracturing

Our Onshore US operations involve hydraulic fracturing, an essential and common practice in the oil and gas industry to stimulate production of natural gas and oil from dense subsurface rock formations. Hydraulic fracturing involves using water, sand and a small amount of chemicals to fracture the hydrocarbon-bearing rock formation, to allow flow of hydrocarbons into the wellbore. We routinely apply hydraulic fracturing techniques in our drilling and completion programs.

Attention given to the hydraulic fracturing process could lead to greater opposition to oil and gas production activities using hydraulic fracturing techniques. Increased regulation could impose more stringent permitting, public disclosure and well construction requirements on hydraulic fracturing operations. The hydraulic fracturing process is typically regulated by relevant state regulatory bodies. Some states in the United States are considering changes to regulations in relation to permitting, public disclosure, and/or well construction requirements on hydraulic fracturing and related operations. Arkansas, Louisiana and Texas have adopted various laws, regulations or issued regulatory guidance concerning hydraulic fracturing.

Several US federal agencies are reviewing or advancing regulatory proposals concerning hydraulic fracturing and related operations. The US Environmental Protection Agency (EPA) commenced a study of the potential impacts of hydraulic fracturing activities on drinking water resources and issued a non-determinative Progress Report in December 2012. The EPA is expected to issue a final report for peer review in CY2014. The US Bureau of Land Management (BLM) issued a revised proposed rule that would impose new requirements on hydraulic fracturing operations conducted on federal lands, including the disclosure of chemical additives used. Activity at the federal level, including the ongoing EPA study, BLM rules and other analysis by federal and state agencies to assess the impacts of hydraulic fracturing could spur additional legislative or regulatory actions.

While we have not yet realised a material delay or substantially higher operating costs as a result of current regulatory requirements in our Onshore US operations, we cannot predict whether additional federal, state or local laws or regulations will be enacted and what such actions would require or prohibit. Additional legislation or regulation could subject our operations to delays and increased costs, or prohibit certain activities, which could adversely affect the financial performance of our Onshore US operations.

Climate change and greenhouse effects may adversely impact our operations and markets

Carbon-based energy is a significant input in a number of the Group’s mining and processing operations and we have significant sales of carbon-based energy products.

A number of governments or governmental bodies have introduced or are contemplating regulatory change in response to the impacts of climate change. Under the December 2009 Copenhagen Accord, developed countries established individual greenhouse gas targets and developing countries established national mitigation actions. The European Union Emissions Trading System (EU ETS), which came into effect on 1 January 2005, has had an impact on greenhouse gas and energy-intensive businesses based in the EU. Our Petroleum Assets in the United Kingdom are currently subject to the EU ETS, as are our EU-based customers. Elsewhere, there is current and emerging climate change regulation that will affect energy prices, demand and margins for carbon-intensive products. The Australian Government’s response has included the introduction in 2001 of a renewable energy target of 20 per cent by the year 2020, and a carbon pricing scheme which commenced with a fixed price on 1 July 2012. From a medium to long-term perspective, we are likely to see some changes in the cost position of our greenhouse gas-intensive assets and energy-intensive assets as a result of regulatory impacts in the countries where we operate. These proposed regulatory mechanisms may impact our operations directly or indirectly through our suppliers and customers. Inconsistency of regulations, particularly between developed and developing countries, may also change the competitive position of some of our assets. Assessments of the potential impact of future climate change regulation are uncertain given the wide scope of potential regulatory change in the many countries where we operate. The South African Government plans to introduce a carbon tax beginning in 2015; however the details are not yet finalised. Carbon pricing has also been discussed as part of a broader tax reform package in Chile.

The physical impacts of climate change on our operations are highly uncertain and will be particular to the geographic circumstances. These may include changes in rainfall patterns, water shortages, rising sea levels, increased storm intensities and higher temperatures. These effects may adversely impact the productivity and financial performance of our operations.

A breach of our governance processes may lead to regulatory penalties and loss of reputation

We operate in a global environment straddling multiple jurisdictions and complex regulatory frameworks. Our governance and compliance processes, which include the review of internal control over financial reporting and specific internal controls in relation to offers of things of value to government officials and representatives of state-owned enterprises, may not prevent future potential breaches of law, accounting or governance practice. The BHP Billiton Code of Business Conduct, together with our mandatory policies, such as the anti-corruption and the competition policies, may not prevent instances of fraudulent behaviour and dishonesty nor guarantee compliance with legal or regulatory requirements. This may lead to regulatory fines, disgorgement of profits, litigation, loss of operating licences or reputational damage.

1.7.2    Approach to risk management

We believe that the identification and management of risk is central to achieving our corporate purpose of creating long-term shareholder value.

Risk will manifest itself in many forms and has the potential to impact our health and safety, environment, community, reputation, regulatory, market and financial performance and, thereby, the achievement of our corporate purpose.

By understanding and managing risk, we provide greater certainty and confidence for our shareholders, employees, customers, suppliers, and for the communities in which we operate. Successful risk management can be a source of competitive advantage.

Our risks are managed on an enterprise-wide basis. The natural diversification in our portfolio of commodities, geographies, currencies, assets and liabilities is a key element in our risk management approach.

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

We have established processes that apply when entering or commencing new activities in higher governance risk countries. Risk assessments and a supporting risk management plan are required to ensure that potential reputation, legal, business conduct and corruption-related exposures are tolerable and legislative compliance is maintained, including relevant anti-corruption legislation and the application of any sanctions or trade embargos.

Our risk management governance approach is described in sections 5.13.1 and 5.14.

1.7.3    Management of principal risks

The scope of our operations and the number of industries in which we operate and engage mean that a range of factors may impact our results. Material risks that could negatively affect our results and performance are described in section 1.7.1 of this Annual Report. Our approach to managing these risks is outlined below.

Principal risk area	Risk management approach
External risks
Risks arise from fluctuations in commodity prices and currency exchange rates, demand changes in major markets (such as China or Europe) or actions by governments and political events that impact long-term fiscal stability.	The diversification of our portfolio of commodities, geographies and currencies is a key strategy for reducing volatility. Section 3.4 describes external factors and trends affecting our results and note 29 ‘Financial risk management’ to the financial statements outlines the Group’s financial risk management strategy, including market, commodity, and currency risk. The Financial Risk Management Committee oversees these, as described in section 5.15. We engage with governments and other key stakeholders to ensure the potential impacts of proposed fiscal, tax, resource investment, infrastructure access and regulatory changes are understood and where possible mitigated.

Business risks
Executing our business strategy creates risks related to identifying and proving reserves, adding and divesting assets and managing our capital development projects.

We support our business strategy through minerals and petroleum exploration programs. The Group Resource and Business Optimisation function provides governance and technical leadership for Mineral Resource development and Ore Reserves reporting as described in section 2.13.2 and section 2.6. Our governance over reporting of Petroleum reserves is described in section 2.13.1.

We have established investment approval processes that apply to all major capital projects and asset divestment and acquisitions. The Investment Committee oversees these as described in section 5.15. The Group Project Management function additionally ensures that the optimum framework and capabilities are in place to deliver safe, predictable and competitive projects. Additionally we have established project hubs as operating centres for the study and execution of a pipeline of major capital projects using a program management approach.

Principal risk area	Risk management approach
Financial risks
Continued volatility in global financial markets may adversely impact future cash flows, the ability to adequately access and source capital from financial markets and our credit rating. This may impact planned expenditures, as well as the ability to recover investments in mining and oil and gas projects. In addition, the commercial counterparties (customers, suppliers and financial institutions) we transact with may, due to adverse market conditions, not meet their obligations.	We seek to maintain a solid ‘A’ credit rating, supported by our portfolio risk management strategy. As part of this strategy, commodity prices and currency exchange rates are not hedged, and wherever possible we take the prevailing market price, which serves to mitigate counterparty performance risk. We use Cash Flow at Risk analysis to monitor volatilities and key financial ratios. Credit limits and review processes are established for all customers and financial counterparties. The Financial Risk Management Committee oversees these as described in section 5.15. Note 29 ‘Financial risk management’ to the financial statements outlines our financial risk management strategy.

Operational risks
Operating cost pressures and reduced productivity could negatively impact operating margins and expansion plans. Non-controlled assets may not comply with our standards. Unexpected natural and operational catastrophes may adversely impact our operations. Breaches in IT security processes may adversely impact the conduct of our business activities.

We seek to ensure that adequate operating margins are maintained through our strategy to own and operate large, long-life, low-cost and expandable upstream assets.

The Group’s concentrated effort to reduce operating costs and drive productivity improvements has realised tangible results, with a reduction in controllable costs.

The capability to sustain productivity improvements is being further enhanced through continued refinements to our Operating Model. The Operating Model is designed to deliver a simple and scalable organisation, providing a competitive advantage through defining work, organisation and performance measurement. Defined global business processes, including 1SAP, provide a standardised way of working across the organisation. Common processes generate reliable data and improve operating discipline. Global sourcing arrangements have been established to ensure continuity of supply and competitive costs for key supply inputs. We seek to influence the application of our standards to non-controlled assets.

Through the application of our risk management processes, we identify material catastrophic operational risks and implement the critical controls and performance requirements to maintain control effectiveness. Business continuity plans are required to be established to mitigate consequences. Consistent with our portfolio risk management approach, we continue to be largely self-insured for losses arising from property damage, business interruption and construction.

Principal risk area	Risk management approach
IT security controls to protect IT infrastructure, applications and communication networks and respond to security incidents are in place and subject to regular monitoring and assessment. To maintain adequate levels of protection, we also continue to monitor the development of threats in the external environment and assess potential responses to those threats.

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

Our approach to sustainability risks is reflected in Our Charter and described in section 2.8. A comprehensive set of Group Level Documents (GLD) set out Group-wide HSEC-related performance requirements to ensure effective management control of these risks.

Our Code of Business Conduct sets out requirements related to working with integrity, including dealings with government officials and third parties. Processes and controls are in place for the financial control over financial reporting, including under Sarbanes-Oxley. We have established anti-corruption and antitrust related performance requirements overseen by the Legal and Compliance function. The Disclosure Committee oversees our compliance with securities dealing obligations and continuous and periodic disclosure obligations.

1.8    Forward looking statements

This Annual Report contains statements relating to past performance (which cannot be relied on as a guide to future performance) and also contains forward looking statements, including statements regarding:

•	trends in commodity prices and currency exchange rates;

•	demand for commodities;

•	plans, strategies and objectives of management;

•	divestment of assets or closure of certain operations or facilities (including associated costs);

•	anticipated production or construction commencement dates;

•	capital costs and scheduling;

•	operating costs;

•	anticipated productive lives of projects, mines and facilities;

•	provisions and contingent liabilities;

•	tax and regulatory developments.

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

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors described in section 1.7.1.

We cannot assure you that our estimated economically recoverable reserve figures, closure or divestment of operations or facilities, including associated costs, actual production or commencement dates, cost or production output or anticipated lives of the projects, mines and facilities discussed in this Annual Report, will not differ materially from the statements contained in this Annual Report.

Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward looking statements, whether as a result of new information or future events.

2    Information on the Company

2.1    History and development

BHP Billiton Limited (formerly BHP Limited and before that The Broken Hill Proprietary Company Limited) was incorporated in 1885 and is registered in Australia with ABN 49 004 028 077. BHP Billiton Plc (formerly Billiton Plc) was incorporated in 1996 and is registered in England and Wales with registration number 3196209. Successive predecessor entities to BHP Billiton Plc have operated since 1860.

Since 29 June 2001, we have operated under a Dual Listed Company (DLC) structure. Under the DLC structure, the two parent companies, BHP Billiton Limited and BHP Billiton Plc operate as a single economic entity, run by a unified Board and management team. More details of the DLC structure can be found in section 2.10 of this Annual Report.

BHP Billiton Limited and BHP Billiton Plc have each retained their separate corporate identities and maintained their separate stock exchange listings, but they are operated and managed as a single unified economic entity, with their boards and senior executive management comprising the same people.

BHP Billiton Limited has a primary listing on the Australian Securities Exchange (ASX) in Australia. BHP Billiton Plc has a premium listing on the UK Listing Authority’s Official List and its ordinary shares are admitted to trading on the London Stock Exchange (LSE) in the United Kingdom and a secondary listing on the Johannesburg Stock Exchange (JSE) in South Africa. In addition, BHP Billiton Limited American Depositary Receipts (ADRs) and BHP Billiton Plc ADRs trade on the New York Stock Exchange (NYSE) in the United States.

2.2    Business overview

2.2.1    Petroleum and Potash Business

Petroleum

Our Petroleum Business includes exploration, development, production and marketing activities in more than 12 countries around the globe. We have production operations in the deepwater Gulf of Mexico, Onshore US and Australia, as well as in the United Kingdom, Algeria, Trinidad and Tobago, and Pakistan. We produce crude oil and condensate, natural gas and natural gas liquids (NGLs). Our headquarters are located in Houston, Texas, United States.

The Petroleum portfolio was expanded in 2011, when we made a significant investment in the unconventional shale business with the acquisition of the Fayetteville shale area in the US state of Arkansas, from Chesapeake Energy Corporation. Later that same year, we purchased Petrohawk Energy Corporation, which held acreages in the US states of Texas and Louisiana. Together these acquisitions now form our Onshore US operations.

Our overall production for FY2013 was 235.8 million barrels of oil equivalent (MMboe). This was mainly attributable to our US and Australian operations, which produced 129.8 MMboe and 79.9 MMboe, respectively, with the majority of US production coming from Onshore US, which produced 99.2 MMboe. Operations outside Australia and the United States delivered the remaining production volumes. Information relating to our oil and gas reserves is set out in section 2.13.1.

During FY2013, we completed the sale of our 8.33 per cent interest in the East Browse Joint Venture and 20 per cent interest in the West Browse Joint Venture, located offshore Western Australia, to PetroChina International Investment (Australia) Pty Ltd for US$1.7 billion, inclusive of customary purchase price adjustments.

Our production operations include:

United States

Gulf of Mexico

We operate two fields in the Gulf of Mexico (Shenzi with a 44 per cent interest and Neptune with a 35 per cent interest) and hold non-operating interests in three other fields (Atlantis with a 44 per cent interest, Mad Dog with a 23.9 per cent interest, and Genesis with a 4.95 per cent interest). All the fields are located 155–210 kilometres offshore of Louisiana, United States. We also own 25 per cent and 22 per cent, respectively, of the companies that own and operate the Caesar oil pipeline and the Cleopatra gas pipeline. These pipelines transport oil and gas from the Green Canyon area, where all of our fields are located, to connecting pipelines that transport product onshore. Our oil production is delivered to refineries along the Gulf Coast of the United States.

Onshore US

We produce oil, NGLs and natural gas in four shale areas: Eagle Ford, Permian, Haynesville and Fayetteville. The Eagle Ford area has two fields, Black Hawk and Hawkville. The Permian area consists of the Delaware and South Midland basins.

Our combined leasehold acreage onshore in the United States is approximately 1.5 million net acres. Our ownership interests in those leases range from less than one per cent to 100 per cent. At 30 June 2013, we held an interest in approximately 7,200 gross wells and approximately 2,300 net wells. We acted as joint venture operator for approximately 33 per cent of our gross wells. Production in FY2013 was 99.2 MMboe up from 85.6 MMboe in FY2012.

Onshore US shale areas

Shale reservoirs are characterised by low permeability, so it is necessary to stimulate the reservoir to create additional permeability and, therefore, the flow of liquids and gas to the wellbore. Extracting oil and gas from shale involves hydraulic fracturing. Hydraulic fracturing is a process developed to efficiently access supplies of oil and natural gas locked inside dense subsurface rock formations, such as shale. Hydraulic fracturing involves using water, sand and a small amount of chemicals to fracture the hydrocarbon-bearing rock formation to allow the well to produce commercial volumes.

The development phase of an onshore shale operation requires an extensive drilling and completion program, which may include associated gas compression and treatment facilities and connecting pipelines. Much of our development of the shale reservoirs utilises horizontal drilling with average lateral lengths between 1,200 and 1,500 metres. We enter into service contracts with third parties to provide drilling and completion services at our operated sites. At the end of FY2013, we had 40 drilling rigs in operation.

The Eagle Ford and Permian areas are focused on hydrocarbon liquids. The Eagle Ford area is located in south Texas, where our leasehold acreage comprises 0.3 million net acres. The Permian area is located in west Texas, where our leasehold acreage comprises 0.5 million net acres. During FY2013, we continued to drill and evaluate the Permian area. Production volume from the Permian area was 1 MMboe. The combined production in FY2013 from our liquids-focused Eagle Ford and Permian areas was 33.4 MMboe, with a production mix of 42 per cent natural gas, 23 per cent NGLs and 35 per cent crude oil and condensate.

The Haynesville and Fayetteville areas are focused on natural gas. The Haynesville area is located in northwest Louisiana and east Texas, where our leasehold acreage comprises 0.2 million net acres. The Fayetteville field is located in north central Arkansas, where our leasehold acreage comprises 0.4 million net acres. The Haynesville and Fayetteville areas had combined production in FY2013 of 65.8 MMboe of natural gas.

Oil and gas production is sold domestically in the United States, with connections to intrastate and interstate pipelines. Prices for oil, NGLs and natural gas are based on US regional price indices; including West Texas Intermediate prices for oil, Henry Hub prices for natural gas and Mont Belvieu prices for NGLs.

Australia

Bass Strait

Together with our 50-50 joint venture partner, Esso Australia (a subsidiary of ExxonMobil), we have been producing oil and gas from Bass Strait for over 40 years, having participated in the original discovery of hydrocarbons in 1965. The Bass Strait operations are located between 25 and 80 kilometres off the southeastern coast of Australia. We sell the majority of our Bass Strait crude oil and condensate production to refineries along the east coast of Australia under 12-month term contracts. The contract price is based on the average Dated Brent price. Gas is piped onshore to the joint venture’s Longford processing facility, from which we sell our share of production to domestic distributors under contracts with periodic price reviews.

Minerva

We are the operator of Minerva (90 per cent interest), a gas field located 11 kilometres south-southwest of Port Campbell in western Victoria. The operation consists of two subsea wells, with gas piped onshore to a processing plant. After processing, the gas is delivered into a pipeline and sold domestically on long-term contracts.

North West Shelf

We are a joint venture participant in the North West Shelf Project, located approximately 125 kilometres northwest of Dampier in Western Australia. The North West Shelf Project was developed in phases: the domestic gas phase supplies gas to the Western Australian domestic market, mainly under long-term contracts, and a series of liquefied natural gas (LNG) expansion phases supplying LNG to buyers in Japan, Korea and China under a series of long-term contracts. Gas is piped to the Karratha Gas Plant for processing. Liquefied petroleum gas (LPG), condensate and LNG are transported to market by ship, while domestic gas is transported by the Natural Gas and Pilbara Energy pipelines. We are also a joint venture participant in four nearby oil fields. All the North West Shelf gas and oil joint ventures are operated by Woodside.

Pyrenees

We operate three oil fields in Pyrenees, which are located offshore approximately 23 kilometres northwest of Northwest Cape, Western Australia. We had an effective 62 per cent interest in the fields as at 30 June 2013, based on inception to date production from two permits in which we have interests of 71.43 per cent and 40 per cent, respectively. This percentage fluctuates depending on the proportion of production from the various fields. The project uses a Floating, Production, Storage and Off-take (FPSO) facility. The crude oil produced is sold internationally on the spot market.

Stybarrow

We operate an oil field (50 per cent interest) in Stybarrow, which is located 55 kilometres west-northwest of Exmouth, Western Australia. The project uses a FPSO facility. The crude oil produced is sold internationally on the spot market.

Other production operations

Algeria

Our Algerian operations comprise an effective 38 per cent interest in the ROD Integrated Development, which consists of six satellite oil fields that pump oil back to a dedicated processing train and is sold on a spot basis to international markets. Our interest in ROD is subject to a contractual determination to ensure interest from participating association leases is accurately reflected. Future redetermination of our interest may be possible under certain conditions.

United Kingdom

We hold a 16 per cent non-operating interest in the Bruce oil and gas field in the North Sea and operate the Keith oil and gas field (31.83 per cent share), a subsea tie-back, which is processed via the Bruce platform facilities.

We are also the operator of Liverpool Bay, United Kingdom (46.1 per cent interest). The integrated development consists of five producing offshore oil and gas fields in the Irish Sea, located approximately 10 kilometres off the northwest coast of England, the Point of Ayr onshore processing plant in North Wales and associated infrastructure. We deliver the Liverpool Bay gas by pipeline to E.ON’s Connah’s Quay power station. The crude oil produced is sold internationally on the spot market.

Trinidad and Tobago

We operate the Greater Angostura field (45 per cent interest in the production sharing contract), an integrated oil and gas development, located offshore, 40 kilometres east of Trinidad. The crude oil is sold on a spot basis to international markets, while the gas is sold domestically on term contracts.

Pakistan

We operate the Zamzama gas project (38.5 per cent interest) in Sindh province of Pakistan. Both gas and condensate are sold domestically on term contracts in accordance with the Pakistan Government pricing policies.

Information on Petroleum operations

The following table contains additional details of our production operations. This table should be read in conjunction with the production (see section 2.3.1) and reserve tables (see section 2.13.1).

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
United States
Neptune (Green Canyon 613)
Offshore Deepwater Gulf of Mexico (1,300 m)	Oil and gas	BHP Billiton 35% Marathon Oil 30% Woodside Energy 20% Maxus US Exploration 15%	BHP Billiton	Lease from US Government as long as oil and gas produced in paying quantities	50 Mbbl/d oil 50 MMcf/d gas	Permanently moored tension leg platform (TLP)

Shenzi (Green Canyon 653)
Offshore Deepwater Gulf of Mexico (1,310 m)	Oil and gas	BHP Billiton 44% Hess Corporation 28% Repsol 28%	BHP Billiton	Lease from US Government as long as oil and gas produced in paying quantities	100 Mbbl/d oil 50 MMcf/d gas	Stand-alone TLP Genghis Khan field (part of same geological structure) tied back to Marco Polo TLP

Atlantis (Green Canyon 743)
Offshore Deepwater Gulf of Mexico (2,155 m)	Oil and gas	BHP Billiton 44% BP 56%	BP	Lease from US Government as long as oil and gas produced in paying quantities	200 Mbbl/d oil 180 MMcf/d gas	Permanently moored semi-submersible platform

Mad Dog (Green Canyon 782)
Offshore Deepwater Gulf of Mexico (1,310 m)	Oil and gas	BHP Billiton 23.9% BP 60.5% Chevron 15.6%	BP	Lease from US Government as long as oil and gas produced in paying quantities	80 Mbbl/d oil 60 MMcf/d gas	Permanently moored integrated truss spar, facilities for simultaneous production and drilling operations

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
Genesis (Green Canyon 205)
Offshore Deepwater Gulf of Mexico (approximately 790 m)	Oil and gas	BHP Billiton 4.95% Chevron 56.67% ExxonMobil 38.38%	Chevron	Lease from US Government as long as oil and gas produced in paying quantities	55 Mbbl/d oil 72 MMcf/d gas	Floating cylindrical hull (spar) moored to seabed with integrated drilling facilities

Onshore US
Fayetteville, Arkansas Eagle Ford, South Texas Haynesville, Northern Louisiana and east Texas Permian, west Texas	Oil, condensate, gas and NGL	BHP Billiton working interest in leases range from <1% to 100% BHP Billiton average net working interest is approximately 32% Largest partners include Southwestern Energy, XTO, JW Energy	BHP Billiton operated approximately 33% of over 7,200 wells

We currently own leasehold interests in approximately 1.5 million net acres:

Fayetteville – 0.4 million acres

Eagle Ford – 0.3 million acres

Haynesville – 0.2 million acres

Permian – 0.5 million acres

Other – 0.1 million acres

Leases associated with producing wells remain in place as long as oil and gas is produced in paying quantities

Average daily production during FY2013 1,313 MMcf/d gas 32.1 Mbbl/d oil and condensate 20.9 Mbbl/d NGL

Fayetteville – producing gas wells with associated pipeline and compression infrastructure

Eagle Ford – producing oil and gas wells and associated pipeline and compression facilities

Haynesville – producing gas wells with a third party operated pipeline network

Permian – oil and gas wells with associated gathering systems, processing plant and compression facilities

All production from Onshore US fields is transported to various intrastate and interstate pipelines through multiple interconnects

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
Australia

Bass Strait
Offshore and onshore Victoria	Oil and gas	BHP Billiton 50% Esso Australia (Exxon Mobil subsidiary) 50% Oil Basins Ltd 2.5% royalty interest in 19 production licences	Esso Australia	20 production licences and 2 retention leases issued by Australian Government Expire between 2016 and end of life of field One production licence held with Santos Ltd	200 Mbbl/d oil 1,075 MMcf/d gas 5,150 tpd LPG 850 tpd ethane

20 producing fields with 21 offshore developments (14 steel jacket platforms, 3 subsea developments, 2 steel gravity based mono towers, 2 concrete gravity based platforms)

Onshore infrastructure: Longford facility (3 gas plants, liquid processing facilities)

Interconnecting pipelines

Long Island Point LPG and oil storage facilities

Ethane pipeline

Minerva
Offshore and onshore Victoria	Gas and condensate	BHP Billiton 90% Santos (BOL) 10%	BHP Billiton	Production licence issued by Australian Government expires 5 years after production ceases	150 TJ/d gas 600 bbl/d condensate	2 well completions Single flow line transports gas to onshore gas processing facility Gas plant located approximately 4 km inland from Port Campbell

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
North West Shelf
Offshore and onshore Western Australia North Rankin, Goodwyn, Perseus, Angel, Searipple fields	Domestic gas, LPG, condensate, LNG

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

Production from Goodwyn and Searipple processed through Goodwyn A platform

4 subsea wells in Perseus field tied into Goodwyn A platform

Production from Angel field processed through Angel platform

Onshore gas treatment plant at Withnell Bay processes gas for domestic market

5-train LNG plant

North West Shelf
Offshore Western Australia Wanaea, Cossack, Lambert and Hermes fields	Oil	BHP Billiton 16.67% Woodside Energy 33.34%, BP, Chevron, Japan Australia LNG (MIMI) 16.67% each	Woodside Petroleum Ltd	3 production licences issued by Australian Government expire in 2014, 2018 and 2033, respectively	Production: 60 Mbbl/d Storage: 1 MMbbl	Floating production storage and off-take (FPSO) unit

Pyrenees
Offshore Western Australia Crosby and Stickle Ravensworth fields	Oil	WA-42-L permit: BHP Billiton 71.43% Apache PVG 28.57% WA-43-L permit: BHP Billiton 40% Apache Permits 31.5% Inpex Alpha 28.5%	BHP Billiton	Production licence issued by Australian Government expires 5 years after production ceases	Production: 96 Mbbl/d oil Storage: 920 Mbbl	18 subsea well completions (14 producers, 3 water injectors, 1 gas injector), FPSO

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
Stybarrow
Offshore Western Australia Stybarrow and Eskdale fields	Oil and gas	BHP Billiton 50% Woodside Energy 50%	BHP Billiton	Production licence issued by Australian Government expires 5 years after production ceases	Production: 80 Mbbl/d oil Storage: 900 Mbbl	10 subsea well completions (6 producers, 3 water injectors, 1 gas injector) Gas production is reinjected

Other production operations

Algeria

ROD Integrated Development
Onshore Berkine Basin, 900 km southeast of Algiers, Algeria	Oil	BHP Billiton 45% interest in 401a/402a production sharing contract ENI 55% BHP Billiton effective 38% interest in ROD unitised integrated development ENI 62%	Joint Sonatrach/ENI entity	Production sharing contract with Sonatrach (title holder) Expires 2016 with option for two 5-year extensions under certain conditions	Approximately 80 Mbbl/d oil	Development and production of 6 oil fields 2 largest fields (ROD and SFNE) extend into neighbouring blocks 403a, 403d Production through dedicated processing train on block 403

United Kingdom

Bruce/Keith
Offshore North Sea, UK	Oil and gas	Bruce: BHP Billiton 16% BP 37% Total SA 43.25% Marubeni 3.75% Keith: BHP Billiton 31.83% BP 34.84% Total SA 25% Marubeni 8.33%	Keith – BHP Billiton Bruce – BP	3 production licences issued by UK Government expire 2015, 2018 and 2046	920 MMcf/d gas	Integrated oil and gas platform Keith developed as tie-back to Bruce facilities

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
Liverpool Bay
Offshore northwest England, Irish Sea Douglas and Douglas West oil fields, Lennox, Hamilton, Hamilton North gas fields	Oil and gas	BHP Billiton 46.1% ENI 53.9%	BHP Billiton	3 production licences issued by UK Government expire 2016, 2025 and 2027	308 MMcf/d gas 70 Mbbl/d oil and condensate

Integrated development of 5 producing fields

Oil treated at Douglas complex then piped to oil storage barge for export by tankers

Gas processed at Douglas complex then piped by subsea pipeline to Point of Ayr gas terminal for further processing

Trinidad and Tobago

Greater Angostura
Offshore Trinidad and Tobago	Oil and gas	BHP Billiton 45% Total SA 30% Chaoyang 25%	BHP Billiton	Production sharing contract with the Government of Trinidad and Tobago entitles us to operate Greater Angostura until 2021	100 Mbbl/d oil 280 MMcf/d gas

Integrated oil and gas development: central processing platform connected to the Kairi-2 platform and gas export platform with 3 satellite wellhead protector platforms and flow lines

Oil pipeline from processing platform to storage and export at Guayaguayare

Gas supplied to Trinidad and Tobago domestic markets

Pakistan

Zamzama
Onshore Sindh Province, Pakistan	Gas and condensate	BHP Billiton 38.5% ENI Pakistan 17.75% PKP Exploration 9.375% PKP Exploration 2 9.375% Government Holdings 25%	BHP Billiton	20-year development and production lease from the Government of Pakistan expires 2022 (option to extend 5 years)	500 MMcf/d gas 3,350 bbl/d condensate	10 production wells, 4 process trains 2 front end compression trains

Capital projects

United States

Shenzi Water Injection

The Shenzi Water Injection program includes drilling and completion of five water injection wells and provides facilities to inject up to 125 thousand barrels per day (Mbbl/d) of water at 7,000 pounds per square inch (psi). The program was approved as part of the original sanctioned Shenzi project, which began production in 2009 to supplement aquifer pressure for additional recovery. To date, Water Injector (WI) #1 and WI #2 have been drilled and completed. As of 30 June 2013, drilling of WI #3 was underway and is expected to be completed in CY2013. US$344 million of costs had been incurred as of 30 June 2013. We are the operator with a 44 per cent interest and Repsol and Hess Corporation each hold a 28 per cent interest.

Atlantis South Water Injection

The Atlantis South Water Injection project is in the execution phase and involves drilling four subsea water injectors, tying them into the existing infrastructure and commissioning the 75 Mbbl/d of water injection facilities. This water injection project mitigates natural production decline due to low aquifer pressure. Our share of development costs is approximately US$246 million, of which US$237 million was incurred as of 30 June 2013. BP is the operator and we hold a 44 per cent working interest.

Onshore US

BHP Billiton’s Onshore US drilling and development expenditure in FY2013 was US$4.8 billion, with US$3.9 billion spent in the liquids-focused areas of Eagle Ford and Permian, and US$0.9 billion in the gas-focused areas of Haynesville and Fayetteville. The expenditure primarily related to drilling and completion activities at all four areas. Our onshore drilling activity in FY2013 resulted in 365 net development wells completed primarily in the Eagle Ford and Permian areas.

Of the US$4.8 billion, approximately US$500 million was spent on the installation of over 400 kilometres of pipeline infrastructure and additional gas processing facilities, primarily in our Eagle Ford and Permian areas.

Due to low US natural gas prices in FY2013, the majority of drilling and completion activity in Onshore US was directed towards the liquids-focused Eagle Ford and Permian areas to capitalise on the stronger liquid prices. At the end of FY2013, over 80 per cent of drilling activity was focused on these areas.

Our Onshore US capital expenditure is expected to decline to US$3.9 billion in FY2014, as we continue to optimise our drilling program. This includes a forecast reduction in our operated rig count to an average of 25 for the period. Approximately 75 per cent of operated drilling activity will be focused on our liquids-rich acreage in the Eagle Ford area. The remaining activity will occur in the Haynesville area and the Permian area, where we are continuing to evaluate our most prospective acreage. Our operated drilling program in the Fayetteville area has been temporarily suspended; however, we will continue to invest in wells operated by third parties where we see value.

Australia

Macedon

Macedon is a domestic gas development that includes a gas field located offshore approximately 75 kilometres west of Onslow, Western Australia, and a gas processing facility onshore near Onslow. The project consists of a 200 million cubic feet per day (MMcf/d) stand-alone gas plant, four subsea production wells, a 90-kilometre, 20-inch wet gas pipeline and a 67-kilometre, 20-inch sales gas pipeline. In August 2010, the project was approved at an investment level of US$1.1 billion (BHP Billiton share), with US$1.2 billion incurred as of 30 June 2013. First gas production was achieved in the third quarter of CY2013. We are the operator with a 71.43 per cent interest, and Apache PVG holds the remaining 28.57 per cent interest.

Bass Strait Kipper gas field development

Initial development of the Kipper gas field in the Gippsland Basin, located offshore Victoria, was approved by the Board in December 2007. A supplemental approval of the development was granted in January 2011. The first phase of the project included two new subsea wells, three new pipelines and platform modifications to supply 10 Mbbl/d of condensate and 80 MMcf/d of gas. Facilities were completed in September 2012, and first production will commence once the mercury removal project is complete. This is expected to occur in CY2016, subject to appropriate approvals for this work. Preliminary engineering work to design the mercury removal facilities has started and will continue through CY2013, with a final decision expected in FY2014.

Our share of development costs incurred through 30 June 2013 was US$905 million, against a budget of US$900 million. Gas and liquids will be processed via the existing Gippsland Basin Joint Venture facilities. The Kipper gas field development is comprised of the Kipper Unit Joint Venture and the Gippsland Basin Joint Venture. We own a 32.5 per cent interest in the Kipper Unit Joint Venture, with Esso Australia and Santos owning the remaining 67.5 per cent. We own a 50 per cent interest in the Gippsland Basin Joint Venture, with Esso Australia owning the remaining 50 per cent.

Bass Strait Turrum field development

Further expansion of the Gippsland Basin facilities is underway following approval by the Board in July 2008 of the full field development of the Turrum oil and gas field. A supplemental approval of the development was obtained in January 2011. The project consists of four production and two injection wells and a new platform, Marlin B, linked by a bridge to the existing Marlin A platform. The Turrum field, which has a capacity of 11 Mbbl/d of oil and 200 MMcf/d of gas, is located 42 kilometres from shore in approximately 60 metres of water. Our share of development costs is approximately US$1.4 billion, of which US$1.2 billion was incurred as of 30 June 2013. The Turrum field development operates under the Gippsland Basin Joint Venture, in which we own a 50 per cent interest, with Esso Australia owning the remaining 50 per cent. Initial production of low carbon dioxide gas through the Turrum facilities occurred in June 2013. Additional high carbon dioxide production from the Turrum reservoir will come online with completion of the Longford Gas Conditioning Plant in CY2016.

Longford

The Longford Gas Conditioning Plant (LGCP) Project was approved by the Board in December 2012 to enable the production of Turrum reserves plus the production of Kipper and other undeveloped high carbon dioxide content hydrocarbons. The project scope includes a carbon dioxide extraction facility, brownfield tie-ins, an electrical upgrade and multiple supporting utilities. Our share of development costs is approximately US$520 million, of which US$26 million was incurred as of 30 June 2013. First gas production is expected in CY2016. Esso Australia is the operator of LGCP, owning a 50 per cent interest and BHP Billiton owns the remaining 50 per cent.

North West Shelf North Rankin gas compression project

The North West Shelf gas compression project was approved by the Board in March 2008 to recover remaining lower pressure gas from the North Rankin and Perseus gas fields. The project consists of a new gas compression platform, North Rankin B, capable of processing 2,500 MMcf/d of gas, which will be constructed adjacent to the existing North Rankin A platform, 135 kilometres offshore from Karratha on the northwest coast of Western Australia. The two platforms will be connected by a 100-metre long bridge and operate as a single facility. We own a 16.67 per cent share in the project and our development costs are approximately US$850 million, of which US$619 million was incurred as of 30 June 2013. First gas production is expected later in CY2013. This project is operated by Woodside, with an equally shared interest between Woodside, BHP Billiton, BP, Chevron, MIMI and Shell.

North West Shelf Greater Western Flank–A

The North West Shelf Greater Western Flank–A (GWF-A) gas project was approved by the Board in November 2011 to recover gas from the near field Goodwyn H and Tidepole fields. The project consists of a five well subsea tie-back of the Goodwyn H and Tidepole fields to the Goodwyn A platform. The Goodwyn A platform is located in 130 metres of water, approximately 130 kilometres offshore from Karratha on the northwest coast of Australia. Our share of development costs is approximately US$400 million, of which US$107 million was incurred as of 30 June 2013. First gas production is expected in CY2016. Woodside is the operator and we own a 16.67 per cent share.

Significant evaluation activities

We perform development evaluation activities to determine the technical feasibility and commercial viability of prospective projects after exploration and appraisal.

United States

Mad Dog Phase 2

In April 2012, we announced approval for US$708 million (BHP Billiton share) in pre-commitment funding for the Mad Dog Phase 2 project. The Mad Dog Phase 2 project is in response to the successful Mad Dog South appraisal well, which confirmed significant hydrocarbons in the southern portion of the Mad Dog field. However, the project has been sent back to the study phase. Discussions are ongoing with the operator to potentially modify the development plan. BP is the operator and we hold a 23.90 per cent working interest.

Stampede (formerly known as Knotty Head)

Development planning for the Stampede project is in progress. The development assumptions for this project consist of a joint wet tree tension leg platform (TLP) development, production and water injection wells. Hess is the operator and we hold a 20 per cent working interest.

Australia

Scarborough

Development planning for the large Scarborough gas field offshore Western Australia is in progress. We continue to evaluate development options. Esso is the operator of the WA-1-R lease and we hold a 50 per cent working interest. We are the operator and have a 100 per cent working interest in the adjacent Thebe discovery and the WA-346-P block.

North West Shelf Other – (Persephone/Greater Western Flank ‘2’)

Planning is underway for the development of the Persephone field and Greater Western Flank ‘2’. The Persephone field is located near existing North West Shelf infrastructure, approximately eight kilometres northeast of the North Rankin A platform. Greater Western Flank ‘2’ represents the second phase of development of the core Greater Western Flank fields, behind the GWF-A development, and is located to the southwest of the existing Goodwyn A platform. Woodside is the operator and we own a 16.67 per cent share of both Persephone and Greater Western Flank ‘2’.

Exploration and appraisal

We focus on capturing and operating large acreage positions primarily in areas that are in proven hydrocarbon basins. While the majority of our expenditure occurs in our two principal areas of activity, the Gulf of Mexico and Western Australia, we also have exploration activities in the Caribbean, Brazil, South Africa, South East Asia and India. During FY2013, our gross expenditure on exploration was US$675 million, of which US$522 million was expensed.

Access

In FY2013, we gained access to new acreage in the deepwater Gulf of Mexico (26 leases covering 618 square kilometres), Trinidad and Tobago (four deepwater blocks covering 4,111 square kilometres) and India (NELP IX offshore block covering 7,963 square kilometres). Additionally, in the fourth quarter of FY2013, we were notified that we were the high bidder for two blocks off the northeast Atlantic coast of Brazil (covering 3,069 square kilometres). We expect to finalise the award of these blocks in the fourth quarter of FY2014.

Exploration program expenditure details

In Western Australia, BHP Billiton drilled the Homevale well and has a 60 per cent interest. The well partially fulfilled the commitment on WA-475P. The well was spud in April 2013 and subsequently plugged and abandoned as a dry hole in June 2013. Also in Western Australia, we participated in the non-operated Goodwyn North near field exploration well (BHP Billiton 16.7 per cent interest, Woodside operator), which spud in January 2013 and was plugged, abandoned and expensed as a dry hole in February 2013.

In the Gulf of Mexico, we participated in four wells during FY2013. In our core Green Canyon area, The Ness Deep exploration well (BHP Billiton 50 per cent working interest and operator) was spud in June 2012, with a subsequent sidetrack beginning in October 2012. The well encountered non-commercial quantities of hydrocarbons and was subsequently plugged, abandoned and expensed in December 2012. We participated in the non-operated Atlantis East appraisal well (BHP Billiton 44 per cent working interest, BP operator), which was spud in April 2012 and subsequently plugged, abandoned and expensed as a dry hole in November 2012. The Gunflint-3 appraisal well was completed in the first quarter of FY2013. We subsequently exited this prospect, selling our interest to existing partners in the Gunflint joint venture.

Extending our Gulf of Mexico footprint to Desoto Canyon, we spud the Raptor exploration well in January 2013 (BHP Billiton 50 per cent working interest, Anadarko operator) and subsequently sidetracked in May 2013. Drilling of the sidetrack was in progress at 30 June 2013 and completed in July 2013. The well encountered approximately 150 net feet of oil; further evaluation is ongoing.

In South Africa, we own and operate a 90 per cent interest in block 3B/4B. During the year, we fulfilled our minimum work obligation for the current phase by acquiring a 10,075 square kilometre 3D seismic survey. Processing of the survey will commence in early FY2014.

In India, we hold interests in and operate ten offshore blocks acquired during the NELP VII and VIII licensing rounds. We are currently in discussions with the Government of India as we seek to obtain unencumbered access to these blocks to allow for petroleum exploration and production. Until the access is obtained, the blocks remain in force majeure. In India, we also have a 50 per cent non-operated interest (BG operator) in a deepwater block acquired during the NELP IX licensing round. As this block has not been impacted by the access issue, we participated in the acquisition of 2,000 square kilometres of 2D seismic data.

In the Philippines, we operate the SC55 block with a 60 per cent working interest. While we are committed to fulfilling our commitment to drill the Cinco prospect, as of 30 June we were waiting on the regulatory approvals required to drill the well. To preserve the licence, the joint venture has suspended SC55 under force majeure until regulatory approval of the well can be obtained.

Drilling

The number of wells in the process of being drilled (including temporarily suspended wells and excluding wells drilled and completed in FY2013) as of 30 June 2013 was as follows:

	Exploratory wells		Development Wells		Total
	Gross	Net (1)	Gross	Net (1)	Gross	Net (1)
Australia	–	–	10	4	10	4
United States	3	3	471	259	474	262
Other	–	–	2	1	2	1
Total	3	3	483	264	486	267

(1)	Represents our share of the gross well count.

Delivery commitments

We have delivery commitments of natural gas and LNG of approximately 3,221 billion cubic feet through to 2032 (61 per cent Australia, 17 per cent US and 22 per cent Other) and crude, condensate and NGL commitments of 12 million barrels through to 2023 (44 per cent United States, 41 per cent Australia and 15 per cent Other). We have sufficient proved reserves and production capacity to fulfil these delivery commitments. Further information on reserves can be found in section 2.13.1.

Potash

Our Potash strategy is to build a material industry position over the long term.

We have acquired exploration permits, issued by the Government of Saskatchewan, covering over 14,000 square kilometres of mineral rights in the Province of Saskatchewan in Canada. The permits are a result of our acquisitions, primarily of Anglo Potash Ltd in CY2008 and Athabasca Potash Inc in CY2010. Our existing exploration permits are expected to convert to lease between CY2013 and CY2016 in accordance with our planned lease conversion strategy. Our existing government mineral leases expire in CY2033 and CY2034 unless renewed for further terms.

We continue advancing our Jansen Project, a greenfield potash project, located approximately 146 kilometres east of Saskatoon, in south Saskatchewan. Jansen is currently being designed to ultimately produce almost 10 Mtpa of agricultural grade potash for more than 50 years.

Jansen progressed into the feasibility study phase (an advanced stage of our project approvals process) in February 2011. On 20 August 2013, an additional US$2.6 billion investment was announced for Jansen, bringing total approved spending to US$3.8 billion. This represents pre-commitment spending to fund the excavation and lining of the Jansen Potash Project production and service shafts, and to continue the installation of essential surface infrastructure and utilities. Completion of both shafts is expected during CY2016, while the associated works program will extend into CY2017.

The investment will be spread over a number of years, with annual instalments of approximately US$800 million. We are looking at the introduction of one or more minority partners, consistent with our approach for certain of our other resource operations.

We are continuing to execute a ground freezing program, in which the ground is frozen using a closed system of refrigeration pipes through which brine is circulated to allow for the sinking of the service and production shafts. Shaft collars were completed in December 2012 and shaft sinking began at the end of CY2012. The eventual depth of the service and production shafts will be approximately one kilometre.

We are continuing to study other potential projects in the Saskatchewan potash basin, including Young, Boulder and Melville, and are progressing these projects. We are also conducting a potash exploration program in the same basin, including 3D seismic survey and drilling programs.

2.2.2    Copper Business

Our Copper Business is one of the world’s premier producers of copper, silver, lead and uranium, and a leading producer of zinc. Our portfolio of large, long-life mining operations includes the Escondida mine in Chile, the world’s largest single producer of copper, and Olympic Dam in South Australia, a major producer of copper and uranium, with potential for expansion.

Our total copper production in FY2013 was 1.2 million tonnes (Mt). Our concentrate production, which represents 52 per cent of total production, comes from flotation of sulphide ores mined at our Escondida, Antamina and Pinto Valley mines. Oxide ores and sulphide ores amenable to leaching are mined and processed into copper cathode, using conventional heap leaching, followed by solvent extraction and electrowinning processes at Escondida, Cerro Colorado, Spence and Pinto Valley. Copper cathode is also produced at Olympic Dam, our only copper underground operation, where sulphide ores are processed through conventional flotation and the resulting concentrate is further transformed into cathodes through a smelting and refining process.

In addition to conventional mine development, we have a small number of focused, technology development projects, at different stages of maturity, that we expect will transform our assets into the next generation of mining, addressing resource extraction, productivity, costs and sustainability drivers. An example of this is leaching of low-grade chalcopyrite ores, currently being validated at large scale at Escondida, which has the potential to recover copper from ores previously considered uneconomical.

We market five primary products: copper concentrates, copper cathodes, uranium oxide, lead concentrates and zinc concentrates.

We sell most of our copper, lead and zinc concentrates to smelters, located in China, Chile, Japan, India and South Korea, under long-term volume contracts at prices based on the London Metal Exchange (LME) price for the contained metal. Prices are typically set three or four months after shipment, less treatment charges and refining charges (collectively referred to as TCRCs) that are negotiated with counterparties on a variety of tenors. Some of the ores we mine contain quantities of silver and gold, which remain in the base metal concentrates we sell. We receive payment credits for the silver and gold recovered by our customers in the smelting and refining process.

We sell most of our copper cathode production to wire rod mills, brass mills and casting plants around the world under annual contracts with prices at premiums to LME prices set at the month after shipment. We sell uranium oxide to electricity generating utilities, principally in western Europe, North America and east Asia. Uranium is typically sold under a mix of longer-term and shorter-term contracts. A portion of our uranium production is sold into fixed price contracts, although increasingly sales are based on flexible pricing terms.

We have the following six assets in the Americas and Australia:

Americas

Escondida

Our 57.5 per cent owned and operated Escondida mine is the largest producer of copper in the world. Located in the Atacama Desert in the north of Chile, Escondida employs approximately 12,000 operational employees and contractors and has the capacity to move in excess of 1.3 Mt of material per day. Its two open-cut pits feed two concentrator plants, which use grinding and flotation technologies to produce copper concentrate, as well as two leaching operations (oxide and sulphide). In FY2013, our share of Escondida production was 478.1 kilotonnes (kt) of payable copper in concentrate and 171.3 kt of copper cathode. Escondida has a reserve life of 54 years.

The availability of key inputs like power and water at competitive prices is an important focus for the Copper Business. Escondida’s power demand of approximately 450 megawatts (MW) is currently covered by four contracts: one of which provides 340 MW until 2029; and the balance of which provide 252 MW until 2016. As part of the longer-term power supply strategy, we are currently undergoing an international tendering process for the development of the licensed Kelar Power Plant site at Mejillones in order to secure the future power needs for Escondida and Pampa Norte.

To address limitations on the availability of water, we desalinate sea water and carefully manage our use and re-use of available water. The recently approved Escondida Water Supply (EWS) project will reduce our reliance on the region’s aquifers and help us meet our environmental commitments. The EWS project is expected to be commissioned in 2017.

Pampa Norte

Pampa Norte consists of two operations – Spence and Cerro Colorado. Copper cathode is produced at both operations following a leaching, solvent extraction and electrowinning process.

Our wholly owned Spence copper mine is located in the Atacama Desert, 162 kilometres northeast of Antofagasta in Chile. During FY2013, Spence produced 161.1 kt of copper cathode. Spence has a reserve life of 10 years.

Our wholly owned Cerro Colorado mine, located in the Atacama Desert, 120 kilometres east of Iquique in Chile, remains a significant producer of copper cathode, although production levels have declined in recent years as grades have declined. Production in FY2013 was 71.5 kt of copper cathode. Cerro Colorado has a reserve life of nine years.

Antamina

We own 33.75 per cent of Antamina, a large, low-cost, long-life copper and zinc mine in Peru. Our share of Antamina’s FY2013 production was 139.7 kt of copper in concentrate and 71.9 kt of zinc in concentrate. Antamina also produces molybdenum and lead/bismuth concentrate together with smaller amounts of silver in the form of by-products. Antamina has a reserve life of 14 years.

In FY2013, Antamina completed execution of an expansion project, increasing milling capacity by 38 per cent to 130 kt per day.

Pinto Valley

In April 2013, we signed a definitive agreement to sell our wholly owned Pinto Valley Operation located in Arizona, United States, and the associated San Manuel Arizona Railroad Company to Capstone Mining Corp. for an aggregate cash consideration of US$650 million. Ownership is expected to transfer to Capstone in the first half of FY2014 subject to the successful transfer of the operational permits.

During FY2013, sulphide mining resumed at Pinto Valley with production for FY2013 of 16.6 kt of copper concentrate and 4.9 kt of copper cathode.

Australia

Cannington

Our wholly owned Cannington mine is one of the world’s largest producers of silver and lead. Located in northwest Queensland, Australia, the underground mine feeds a beneficiation processing facility that extracts silver/lead and zinc concentrates from sulphide ore. In FY2013, Cannington produced concentrates containing 213.4 kt of lead, 56.3 kt of zinc and approximately 31.1 million ounces of silver. Cannington has a reserve life of 11 years.

Olympic Dam

Our wholly owned Olympic Dam mine is a producer of copper cathode and uranium oxide and a refiner of gold and silver bullion. The site includes an underground mine, where the primary method of ore extraction is long-hole open stoping with cemented aggregate fill, and an integrated metallurgical processing plant.

The underground mine extracts copper uranium ore and hauls the ore by an automated train and trucking network feeding underground crushing, storage and ore hoisting facilities. The processing plant consists of two grinding circuits in which high-quality copper concentrate is extracted from sulphide ore through a flotation extraction process. The operation includes a fully integrated metallurgical complex with a grinding and concentrating circuit, hydrometallurgical plant incorporating solvent extraction circuits for copper and uranium, a copper smelter, copper refinery and a recovery circuit for precious metals.

In FY2013, Olympic Dam produced 166.2 kt of copper cathode, 4.1 kt of uranium oxide, 113.2 kilo-ounces (koz) of refined gold and 880 koz of refined silver. Olympic Dam has a reserve life of 56 years.

Information on Copper mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.13.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition (1)
Americas

Copper

Escondida
Atacama Desert, 170 km southeast of Antofagasta, Chile	Public road Copper cathode transported by privately owned rail to ports at Antofagasta and Mejillones Copper concentrate transported by Escondida-owned pipeline to its Coloso port facilities	BHP Billiton 57.5% of Minera Escondida Limitada (MEL) Rio Tinto 30% JECO Corporation consortium comprising Mitsubishi, JX Nippon Mining and Metals 10% JECO2 Ltd 2.5%	BHP Billiton	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees)	Original construction completed 1990 Sulphide Leach copper production commenced 2006	2 open-cut pits: Escondida and Escondida Norte Escondida and Escondida Norte mineral deposits are adjacent but distinct supergene enriched porphyry copper deposits	Escondida-owned transmission lines connect to Chile’s northern power grid Electricity purchased under contract

2 concentrator plants extract copper concentrate from sulphide ore by flotation extraction process

2 solvent extraction plants produce copper cathode

Nominal design capacity: 3.4 Mtpa copper concentrate and 330 ktpa copper cathode (nominal tank house capacity)

Pampa Norte Spence
Atacama Desert, 162 km northeast of Antofagasta, Chile	Public road Copper cathode transported by rail to ports at Mejillones and Antofagasta	100%	BHP Billiton	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees)	Development cost of US$1.1 billion approved 2004 First copper produced 2006	Open-cut Supergene enriched porphyry copper deposit that includes copper oxide ores overlying a sulphide zone	Spence-owned transmission lines connect to Chile’s northern power grid Electricity purchased under contract	Processing and crushing facilities, separate dynamic (on-off) leach pads, solvent extraction plant, electrowinning plant Nominal tank house capacity: 200 ktpa copper cathode

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition (1)
Pampa Norte Cerro Colorado
Atacama Desert, 120 km east of Iquique, Chile	Public road Copper cathode trucked to port at Iquique	100%	BHP Billiton	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees)	Commercial production commenced 1994 Expansions 1996 and 1998	Open-cut Supergene enriched and oxidised porphyry copper deposit that consists of a sulphide enrichment zone overlayed by oxide ore (chrysocolla and brochantite)	Long-term contracts with northern Chile power grid	2 primary, secondary and tertiary crushers, leaching pads, solvent extraction plant, electrowinning plant Nominal tank house capacity: 120 ktpa copper cathode

Pinto Valley
104 km east of Phoenix, Arizona, US	Public road Copper and molybdenum concentrate transported by truck	100% Definitive sale agreement signed in April 2013 Sale expected to be finalised in FY2014	BHP Billiton	Freehold title to the land	Acquired 1996 as part of Magma Copper acquisition Sulphide mining and milling operations restarted in 2012 Residual SXEW production continues	Pinto Valley: open-pit Miami Unit: in situ leach Porphyry copper deposit of low-grade primary mineralisation	Salt River Project	2 SXEW operations at Pinto Valley and Miami Copper in concentrate production capacity approx. 60 ktpa

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition (1)
Copper and zinc

Antamina
Andes mountain range, 270 km north of Lima, north central Peru	Public road Copper and zinc concentrates transported by pipeline to port of Huarmey Molybdenum and lead/bismuth concentrates transported by truck	BHP Billiton 33.75% of Compañía Minera Antamina SA Glencore Xstrata 33.75% Teck 22.5% Mitsubishi 10%	Compañía Minera Antamina SA	Mining rights from Peruvian Government held indefinitely, subject to payment of annual fees and supply of information on investment and production	Commercial production commenced 2001 Capital cost US$2.3 billion (100%)	Open-cut Zoned porphyry and skarn deposit with central Cu-only ores and an outer band of Cu-Zn ore zone	Long-term contracts with individual power producers

Primary crusher, concentrator (nominal capacity 130,000 tpd), copper and zinc flotation circuits, bismuth/moly cleaning circuit

300 km concentrate pipeline (design throughput 2.3 dry Mtpa)

Port facilities at Huarmey

Australia

Silver, lead and zinc

Cannington
200 km southeast of Mt Isa, Queensland, Australia	Public road and Group-owned airstrip Product trucked to Yurbi, then by rail to public port	100%	BHP Billiton	Mining leases granted by Queensland Government expire 2029	Concentrate production commenced 1997, subsequent projects improved mill throughput and metal recovery	Underground Broken Hill-type silver-lead-zinc sulphide deposit	On-site power station operated under contract

Beneficiation plant: primary and secondary grinding circuits, pre-flotation circuits, flotation circuits , leaching circuits, concentrate filtration circuit, paste plant

Nominal milling capacity: 3.4 Mtpa

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition (1)
Copper and uranium

Olympic Dam
560 km northwest of Adelaide, South Australia	Public road Copper cathode trucked to ports Uranium oxide transported by road to ports	100%	BHP Billiton	Mining lease granted by South Australian Government expires 2036 Right of extension for 50 years (subject to remaining mine life)	Acquired 2005 as part of WMC acquisition Copper production began 1988 Throughput raised to 9 Mtpa in 1999 Optimisation project completed 2002 New copper solvent extraction plant commissioned 2004	Underground Large poly-metallic deposit of iron oxide-copper-uranium-gold mineralisation	Supplied via 275 kV power line from Port Augusta, transmitted by ElectraNet

Underground automated train and trucking network feeding crushing, storage and ore hoisting facilities

2 grinding circuits

Flash furnace produces copper anodes, then refined to produce copper cathodes (2)

Nominal capacity: 200 ktpa copper cathode

(1)	Capacities are based on maximum original design capacity, which is subject to grade and ore hardness variability year-on-year. As mines age, material mined is typically harder and of lower grade than the original ore.

(2)	Electrowon copper cathode and uranium oxide concentrate produced by leaching and solvent extracting flotation tailings.

Development projects

Americas

Escondida

Organic Growth Project 1 (OGP1), which is the replacement of the Los Colorados concentrator with a new 152 kt per day plant, is currently in execution. The project provides additional processing capacity and allows access to higher-grade ore. The OGP1 project was approved in February 2012 with budgeted expenditure of US$3.8 billion (US$2.2 billion BHP Billiton share). Project completion is targeted for the first half of CY2015. Work on the OGP1 project was 41 per cent complete at 30 June 2013.

The Oxide Leach Area Project (OLAP), also in execution, involves the creation of a new dynamic leaching pad and mineral handling system that will include several overland conveyors. The new pad is expected to maintain oxide leaching capacity at current levels following the exhaustion of the existing heap leach in CY2014. OLAP was approved in February 2012 with budgeted expenditure of US$721 million (US$414 million BHP Billiton share). Work on the project was 61 per cent complete at 30 June 2013, and is on track for commissioning in the first half of CY2014.

The Escondida Water Supply project (EWS) was approved by BHP Billiton in July 2013 and consists of a new 2,500 litre per second sea water desalination facility. This project will provide an alternative water supply to Escondida, as water usage increases upon completion of the 152 kt per day OGP1 copper concentrator. Construction of the new desalination facility commenced in July 2013 and will include the development of two pipelines, four high-pressure pump stations, a reservoir at the mine site and high-voltage infrastructure to support the system. The new facility is expected to be commissioned in 2017 at a cost of US$3.4 billion (US$2.0 billion BHP Billiton share). Prior to completion of the EWS project, water supply for the OGP1 copper concentrator will be sourced from existing aquifers.

Antamina

In FY2013, Antamina completed execution of its expansion project, increasing milling capacity by 38 per cent to 130 kt per day. The project was approved in FY2010 and included a new SAG mill, a 55-kilometre transmission power line, an expanded truck shop facility and upgrades to the crushing and tailing systems, flotation circuit and port capacity. The project was delivered at a total cost of US$1.5 billion (US$511 million BHP Billiton share).

Olympic Dam

An Identification Phase study is being conducted into the proposed expansion of Olympic Dam. The objective of the study is to identify the full range of development path alternatives for Olympic Dam by investigating all possible mining methods and less capital intensive designs, including new technologies to substantially improve the economics of any expansion.

Resolution Copper

We hold a 45 per cent interest in the Resolution Copper project in Arizona, United States, operated by Rio Tinto (55 per cent interest). Resolution Copper is undertaking a pre-feasibility study into a substantial underground copper mine and processing facility.

In FY2013, Resolution Copper continued to advance the sinking of the No. 10 Shaft in order to gain access to the ore deposit for characterisation work of mineralisation and geotechnical conditions. Work is continuing towards gaining approval from the US Congress for a federal land exchange to access the ore deposit and advance the project.

Yeelirrie

On 27 August 2012, we announced we had signed an agreement to sell our wholly owned Yeelirrie uranium deposit in Western Australia to Cameco Corporation for US$430 million. The sale was settled on 19 December 2012.

2.2.3    Iron Ore Business

Our Iron Ore Business is one of the leading iron ore producers in the world. We sell lump and fines products produced in Australia and pellets from our operations in Brazil.

Our two assets consist of the following:

Western Australia Iron Ore

Operations at Western Australia Iron Ore (WAIO) involve an integrated system of mines and more than 1,000 kilometres of rail infrastructure and port facilities in the Pilbara region of northern Western Australia, with the headquarters located in Perth. Our strategy is to maximise output utilising available infrastructure at our disposal. Our priorities are to continue our growth projects currently in execution, as well as maintaining our options for future growth.

Our WAIO operations consist of four joint ventures: Mt Newman, Yandi, Mt Goldsworthy and Jimblebar. Our interest in Mt Newman, Yandi and Mt Goldsworthy Joint Ventures is 85 per cent. Mitsui and ITOCHU own the remaining 15 per cent. On 10 July 2013, our ownership in Jimblebar Joint Venture reduced to 85 per cent following the issuing of equity in a subsidiary company, for which BHP Billiton received total consideration of US$1.5 billion in shares and loans of the subsidiary.

The Mt Newman Joint Venture (JV) consists of a number of ore bodies joined by conveyors and spur lines to a mining hub at Mt Whaleback. Ore is crushed, beneficiated (where necessary) and blended to create the Mt Newman blend for lump and fines. The ore is then transported to port using Mt Newman JV-owned rail facilities. Ore produced by Yandi JV is processed at the Yandi mine and transported by rail on the Newman main line. The Mt Goldsworthy JV consists of the Area C mine in the central Pilbara and Yarrie mine in northern Pilbara.

All ore is transported by rail on the Mt Newman and Mt Goldsworthy rail lines to port facilities. A typical train configuration consists of two locomotives per 124 ore cars, called a rake, with two rakes per train. Each individual ore car carries approximately 128 tonnes of iron ore. Our rail operations are controlled from Perth via our integrated remote operations centre which co-locates rail control, port production control, mine dispatch control and mine fixed plant control.

Our port facilities are located on both sides of the harbour at Port Hedland, consisting of Nelson Point, owned by the Mt Newman JV, and Finucane Island, owned by the Mt Goldsworthy JV. The port facilities include five ore car dumpers, three screening plants, nine stackers, five reclaimers, stock and blending yards, and eight ship loaders. Vessels depart the harbour via a dredged channel that is approximately 45 kilometres long and has a width of 300 metres.

Lump and fines products are sold to steel mills in China, South Korea, Japan, Singapore, Hong Kong, Taiwan, Switzerland and Australia, under long-term and short-term contracts. Contract prices are generally linked to market indices.

After the acquisition of HWE Mining Subsidiaries from Leighton Holdings on 30 September 2011, we now operate all mines except for Wheelarra and Orebody 18, as noted in the table below.

Along with the other joint venture participants, we have entered into marketing agreements in the form of joint ventures with certain customers. These customer joint ventures, JW4, Wheelarra and POSMAC, involve subleases of part of WAIO’s existing mineral leases, with ore being sold to the existing joint ventures with contractual terms applying to the customers’ share. As a consequence, we are entitled to 85 per cent of production from these subleases and the customer joint ventures are accounted for as marketing arrangements rather than as jointly controlled assets.

We have been expanding our WAIO operations in response to increasing demand for iron ore. Since 2001, we have completed six expansion projects and are undertaking a further two projects to increase our mine, rail and port capacity from 67 million tonnes per annum (Mtpa) to an expected minimum capacity of 220 Mtpa (100 per cent basis). Our share of FY2013 production was 158.9 Mt of ore. We now have additional projects in various stages of the project life cycle (including construction) to further increase system capacity (see Development projects below).

Our Pilbara reserve base is relatively concentrated, allowing us to plan our development around a series of integrated mining hubs joined to the orebodies by conveyors or spur lines. This approach enables us to maximise the value of installed infrastructure by using the same processing plant and rail infrastructure for a number of orebodies.

The reserve life of our Western Australia mines is 17 years.

WAIO Mineral Reserves reported in FY2013 have been changed to a Pilbara basis by ore type, to align with our future strategy for a Pilbara lump product. This also reflects our single logistics chain and associated management system.

Samarco

We are a 50–50 joint venture partner with Vale at the Samarco operation in Brazil. Samarco is currently comprised of a mine and two concentrators, located in the State of Minas Gerais, and three pellet plants and a port, located in the State of Espirito Santo. Two 396-kilometre pipelines connect the mine site to the pelletising facilities.

Samarco’s main product is iron ore pellets. Extraction and beneficiation of iron ore is conducted at the Germano facilities in the municipalities of Mariana and Ouro Preto. Conveyor systems are used to extract the ore and convey it from the mines. Ore beneficiation then occurs in concentrators, where crushing, milling, desliming and flotation processes produce iron concentrate. The concentrate leaves the concentrators as slurry and is pumped through the slurry pipelines from the Germano facilities to the pellet plants in Ubu, where the slurry is processed into pellets. The iron ore pellets are then heat treated.

The pellet output is stored in a stockpile yard before being shipped out of the Samarco owned Port of Ubu in Anchieta. Pellets are independently marketed by Samarco and sold to steelmakers in 25 countries in the Americas, Asia, Africa, the Middle East and Europe, with prices generally linked to market indices.

In FY2013, our share of production was 11 Mt of pellets. The reserve life of Samarco is 40 years.

Information on Iron Ore mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.13.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Iron ore

Mt Newman Joint Venture
Pilbara region, Western Australia Mt Whaleback Orebodies 18, 23, 24, 25, 29 and 30	Private road Iron ore transported by Mt Newman JV-owned rail to Port Hedland (427 km)	BHP Billiton 85% Mitsui ITOCHU Iron 10% ITOCHU Minerals and Energy of Australia 5%	BHP Billiton: Mt Whaleback Orebodies 23, 24, 25, 29 and 30 Independent contractors: Orebody 18	Mining lease under the Iron Ore (Mt Newman) Agreement Act 1964 expires 2030 with right to successive renewals of 21 years

Production began at Mt Whaleback orebody 1969

Production from Orebodies 18, 23, 24, 25, 29 and 30 complements production from Mt Whaleback

First ore from Newman Hub as part of RGP4 construction delivered 2009

						Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman, and Marra Mamba	Alinta Dewap’s Newman gas-fired power station via Mt Newman JV-owned power lines

Newman Hub: primary and secondary crushing and screening plants (nominal capacity 60 Mtpa); heavy media beneficiation plant, stockyard blending facility, single cell rotary car dumper, train-loading facility

Orebody 23/25: primary and secondary crushing and screening plant (nominal capacity 10 Mtpa)

Yandi Joint Venture
Pilbara region, Western Australia	Private road Iron ore transported by Mt Newman JV-owned rail to Port Hedland (316 km) Yandi JV’s railway spur links Yandi mine to Newman main line	BHP Billiton 85% Mitsui Iron Ore Corporation 7% ITOCHU Minerals and Energy of Australia 8%	BHP Billiton	Mining lease under the Iron Ore (Marillana Creek) Agreement Act 1991 expires 2033 with one renewal right to a further 21 years	Development began 1991 First shipment 1992 Capacity expanded between 1994-2013	Open-cut Channel Iron Deposits are Cainozoic fluvial sediments	Alinta Dewap’s Newman gas-fired power station via Mt Newman JV-owned power lines	3 processing plants, primary crusher and overland conveyor (nominal capacity 75 Mtpa) Ore delivered to 2 train-loading facilities

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
JW4 Joint Venture
Pilbara region, Western Australia	Private road Iron ore on-sold to Yandi JV, then transported via rail to Finucane Island and Nelson Point shipping facilities, Port Hedland	BHP Billiton 68% ITOCHU Minerals and Energy of Australia 6.4%, Mitsui Iron Ore Corporation 5.6%, JFE Steel Australia 20% Sublease agreement over JW4 deposit	BHP Billiton	Sublease over part of the mining lease under the Iron Ore (Marillana Creek) Agreement Act 1991 expires 2033 with one renewal right for a further 21 years	Operations began April 2006 Ore currently being produced is sold to Yandi JV and blended with Yandi ore	Open-cut Channel Iron Deposits are Cainozoic fluvial sediments	Alinta Dewap’s Newman gas-fired power station via Mt Newman JV- owned power lines	Mine site

Jimblebar Joint Venture
Pilbara region, Western Australia	Private road

BHP Billiton 100% of the Jimblebar lease at 30 June 2013

BHP Billiton share reduced to 85% on 10 July 2013 following an issue of equity

ITOCHU Minerals and Energy of Australia 8%, Mitsui Iron Ore Corporation 7%

			BHP Billiton	Mining lease under the Iron Ore (McCamey’s Monster) Agreement Authorisation Act 1972 expires 2030 with rights to successive renewals of 21 years

Production at Jimblebar began March 1989

From 2004, production was transferred to Wheelarra as part of the Wheelarra sublease agreement

New mine under construction is both inside and outside of the Wheelarra sublease

						Open-cut Bedded ore types classified as per host Archaean or Proterozoic banded iron formation, which are Brockman and Marra Mamba	Alinta Dewap’s Newman gas-fired power station via Mt Newman JV-owned power lines	Primary and secondary crusher, ore handling plant, stockyards and supporting mining hub infrastructure are in the commissioning phase (nominal capacity 35 Mtpa at full capacity in FY2014)

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Wheelarra Joint Venture
Pilbara region, Western Australia	Private road Iron ore transported by Mt Newman JV-owned rail to Port Hedland via 32 km spur line linking to Newman main line

BHP Billiton 51%

ITOCHU Minerals and Energy of Australia 4.8% Mitsui Iron Ore Corporation 4.2%

Maanshan Iron & Steel Australia 10% Shagang Australia 10% Hebei Iron & Steel Australia 10%

Wugang Australia 10%

Sublease agreement over Wheelarra deposit

Operated by independent contractors

Sublease agreement over the Wheelarra deposit of Jimblebar lease with ITOCHU Minerals and Energy of Australia, Mitsui Iron Ore and four separate subsidiaries of Chinese steelmakers

This arrangement, entitles us to 85% of production from the Wheelarra sublease consistent with BHP Billiton ownership in Mt Newman JV

Wheelarra JV produces iron ore from Wheelarra deposit of Jimblebar lease

Ore currently being produced is sold to Mt Newman JV and blended with ore produced from Mt Whaleback and satellite Orebodies 18, 23, 24 and 25 to create Mt Newman blend

						Open-cut Bedded ore types classified as per host Archaean or Proterozoic banded iron formation, which is Brockman	Alinta Dewap’s Newman gas-fired power station via Mt Newman JV-owned power lines	Wheelarra: Primary crushing plant (nominal capacity 13.9 Mtpa)

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Mt Goldsworthy Joint Venture
Pilbara region, Western Australia Area C Yarrie Nimingarra

Private road

Yarrie and Nimingarra iron ore transported by Mt Goldsworthy JV-owned rail to Port Hedland (218 km)

Area C iron ore transported by Mt Newman JV-owned rail to Port Hedland (360 km)

Mt Goldsworthy JV railway spur links Area C mine to Yandi railway spur

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

Operations commenced Mt Goldsworthy 1966, at Shay Gap 1973

Original Goldsworthy mine closed 1982

Associated Shay Gap mine closed 1993

Mining at Nimingarra mine ceased 2007, has since continued from adjacent Yarrie area

Opened Area C mine 2003

						Area C, Yarrie and Nimingarra all open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman, Marra Mamba and Nimingarra	Yarrie and Nimingarra: Alinta Dewap’s Port Hedland gas-fired power station under long-term contracts Area C: Alinta Dewap’s Newman gas-fired power station under long-term contracts

Area C: ore processing plant, primary crusher and overland conveyor (nominal capacity: 50 Mtpa)

Yarrie: mobile in-pit crushing plant (nominal capacity: 2 Mtpa)

Primary crushers at Yarrie and Nimingarra in care and maintenance

POSMAC Joint Venture
Pilbara Region, Western Australia	Private road Iron ore on-sold to Mt Goldsworthy JV, it is then transported via Mt Goldsworthy JV-owned rail and Mt Newman JV-owned rail to Port Hedland	BHP Billiton 65% ITOCHU Minerals and Energy of Australia 8%, Mitsui Iron Ore Corporation 7%, POSCO 20% Sublease agreement over POSMAC deposit	BHP Billiton	Sublease over part of mineral lease held by Mt Goldsworthy JV under the Iron Ore (Mt Goldsworthy) Agreement Act 1964 with rights to successive renewals of 21 years	Operations commenced October 2003 Iron ore currently being produced is sold to Mt Goldsworthy JV and blended with Area C ore	Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman and Marra Mamba	Alinta Dewap’s Newman gas-fired power station under long-term contracts	Mine site

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Samarco
Southeast Brazil	Public road Conveyor belts transport iron ore to beneficiation plant Two slurry pipelines transport concentrate to pellet plants on coast Iron pellets exported via port facilities	BHP Billiton 50% of Samarco Mineração SA Vale 50%	Samarco	Mining concessions granted by Brazilian Government as long as Alegria complex mined according to agreed plan

Production began at Germano mine 1977, at Alegria complex 1992

Two expansions completed with a second pellet plant built 1997 and a third pellet plant, second concentrator and second pipeline built 2008

In April 2011, Samarco’s shareholders approved the fourth pellet plant

						Open-cut Itabirites (metamorphic quartz-hematite rock) and friable hematite ores	Samarco holds interests in 2 hydroelectric power plants which supply 20.3% of its electricity Power supply contract with Cemig Geração e Transmissão expires 2022	Facilities with capacity to process and pump 24 Mtpa ore concentrate and produce and ship 22.3 Mtpa pellets (100% basis)

Development projects

Western Australia Iron Ore

In March 2011, we announced approval of an additional US$7.4 billion (BHP Billiton share US$6.6 billion) of capital expenditure to continue production growth in our WAIO operations. This investment is the final approval of projects initiated in 2010, with pre-commitment funding of US$2.3 billion (BHP Billiton share US$2.1 billion). It is expected to deliver an integrated operation with a minimum capacity of 220 Mtpa (100 per cent basis), with first production expected from Jimblebar in the December 2013 quarter.

This additional investment includes:

•	US$3.4 billion (BHP Billiton share US$3.3 billion) Jimblebar Mine Expansion project to develop the Jimblebar mine and rail links, and procure mining equipment and rolling stock to deliver an initial capacity of 35 Mtpa, expandable to 55 Mtpa. Work on this project is on schedule for first production in the December 2013 quarter and will broadly match mine and port capacity at 220 Mtpa (100 per cent basis). The overall project was 89 per cent complete at 30 June 2013. The original investment amount has been increased by US$354 million (BHP Billiton share US$340 million) as a result of appreciation of the Australian dollar against the United States dollar. In addition, as a result of the issue of equity by a BHP Billiton subsidiary on 10 July 2013, BHP Billiton share has reduced to US$3.2 billion;

•	US$2.3 billion (BHP Billiton share US$1.9 billion) to further develop Port Hedland, including two additional berths and ship loaders, a car dumper, connecting conveyor routes, and associated rail works and rolling stock. The first production was achieved following the commissioning of the fifth car dumper at Finucane Island in the December 2012 quarter. The car dumper is the last major piece of infrastructure required to increase the port capacity from the December 2012 quarter annualised rate of 188 Mtpa to 220 Mtpa (100 per cent basis). Work on this project was 92 per cent complete at 30 June 2013;

•	US$1.7 billion (BHP Billiton share US$1.4 billion) for port blending facilities and rail yards to enable ore blending, expand resource life and prepare for the anticipated growth of the business beyond the Inner Harbour. In FY2013, a decision was made to prioritise capital efficient growth in the Inner Harbour. This resulted in the construction of port blending and rail yard facilities at the South Stockyard being taken out of scope and reduced the project spend by US$470 million (BHP Billiton share US$400 million). Work on this project is on schedule and budget. The overall project was 86 per cent complete at 30 June 2013.

Port Hedland Harbour Strategy

In February 2012, we announced approval of US$917 million (BHP Billiton share US$779 million) in pre-commitment funding for the construction of an Outer Harbour facility associated with our WAIO operations.

On 24 August 2012, we announced that Western Australia’s Minister for Transport and the Port Hedland Port Authority had granted WAIO the right to develop two additional berths in the Inner Harbour, subject to the state approvals processes. On 20 February 2013, we announced a decision to defer the Outer Harbour development beyond the five-year planning horizon as our focus has shifted to maximising our potential capacity from the Inner Harbour and capitalising on infrastructure from previous investment.

Western Australia Iron Ore – Orebody 24 mine

In November 2011, we announced approval of a US$822 million (BHP Billiton share US$698 million) investment for the development of the Orebody 24 mine, located approximately 10 kilometres northeast of Newman, Western Australia. Orebody 24 is a sustaining mine to maintain iron ore production output from the Mt Newman JV operations. Orebody 24 is expected to have a capacity of 17 Mtpa and will include the construction of an ore crushing plant, train loadout facility, rail spur and other associated support facilities. First production was achieved in the December 2012 quarter and work on the overall project was 88 per cent complete at 30 June 2013.

Samarco

During FY2011, Samarco shareholders approved a US$3.5 billion (BHP Billiton share US$1.75 billion) expansion project consisting of a fourth pellet plant, a new concentrator and a third slurry pipeline. The Fourth Pellet Plant Project (P4P) is expected to expand Samarco’s iron ore pellet production capacity from 22.3 Mtpa to 30.5 Mtpa. First pellet production is expected in the first half of CY2014. The project was 90 per cent complete as at 30 June 2013.

Exploration activities

Western Australia

WAIO has a substantial existing reserve base supported by considerable additional mineralisation all within a 250-kilometre radius of our existing infrastructure. This concentration of orebodies also gives WAIO the flexibility to add growth tonnes to existing hub infrastructure and link Greenfield developments to our existing mainline rail and port facilities. The total area covered by exploration and mining tenure amounts to 5,308 square kilometres. This excludes miscellaneous and general purpose licences, which are used for infrastructure space and access.

The majority of deposits are located on five main lease areas held by BHP Billiton and our joint venture partners, as appropriate. Iron ore mineralised materials fall mainly within the Hamersley Ranges of the Pilbara district, with a minor component of the inventory lying within the Pilbara Craton of northwest Western Australia.

There are four main material types for the deposits:

•	Brockman Iron Formation;

•	Marra Mamba Iron;

•	Channel Iron Deposits;

•	Nimingarra Iron Formation.

In FY2013, exploration activity was completed over multiple project areas and deposits. The total drilling carried out amounts to 453,000 metres composed of RC (reverse circulation) of 392,000 metres, DD (diamond drilling) of 43,000 metres and Hyd (hydrology drilling) of 18,000 metres consisting of approximately 4,000 drill holes. Total exploration expenditure amounted to US$214 million.

Guinea Iron Ore

BHP Billiton currently has a 41.3 per cent interest in a joint venture that holds the Nimba Mining Concession and four iron ore prospecting permits in southeast Guinea. The joint venture is continuing to undertake a pre-feasibility study for the development of the Concession and associated transport infrastructure.

Liberia Iron Ore

BHP Billiton currently has a 100 per cent interest in a Mineral Development Agreement with the Government of Liberia. This enables the further exploration and development of our Liberian iron ore mineral leases. Exploration and development of these leases continues, with drilling conducted on select targets.

2.2.4    Coal Business

Metallurgical Coal

Our Coal Business is the world’s largest supplier of seaborne metallurgical coal. Metallurgical coal, along with iron ore and manganese, is a key input in the production of steel. Total Metallurgical Coal production in FY2013 was 37.7 Mt.

Metallurgical Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) and BHP Billiton Mitsui Coal (BMC) Assets in the Bowen Basin in Central Queensland, Australia, and the Illawarra Coal Asset in the Illawarra region of New South Wales, Australia.

The Bowen Basin is well positioned to supply the seaborne market because of its high-quality metallurgical coals, which are ideally suited to efficient blast furnace operations, and its geographical proximity to Asian customers. We also have access to key infrastructure in the Bowen Basin, including a modern, integrated electric rail network and our own coal loading terminal at Hay Point, Mackay.

The Hay Point terminal currently consists of coal inloading dump stations, stacker reclaimers and two ship loaders, capable of loading 44 Mtpa of coal. The terminal is currently undergoing expansion to increase its capacity to 55 Mtpa through the addition of a third shiploader. This infrastructure enables us to maximise throughput and blending of products from multiple mines of BMA and BMC, to optimise the value of our production and to satisfy customer requirements.

Our Metallurgical Coal Assets are comprised of both open-cut and underground mines. At our open-cut mines, overburden is removed after blasting using either draglines or truck and shovel. Coal is then extracted using excavators or loaders and loaded onto trucks to be taken to stockpiles. At our underground mines, coal is extracted by either longwall or continuous miner. The coal is then transported to the surface by conveyor to stockpiles. Coal from stockpiles is then crushed, washed and processed through the coal preparation plant. Export coal is transported to the port via trucks or trains. The majority of sales to domestic customers are transported by truck.

Our export customers are steel producers around the world, principally in China, India, Japan and Europe. In FY2013, the majority of our contracts were based on annual or longer-term volumes, with prices largely negotiated on a monthly, quarterly or spot basis.

Our Metallurgical Coal Assets are:

BHP Billiton Mitsubishi Alliance

BMA comprises two unincorporated joint ventures – Central Queensland Coal Associates Joint Venture (CQCA) and Gregory Joint Venture. We share 50–50 ownership with Mitsubishi Development.

BMA operates the Goonyella Riverside, Peak Downs, Saraji, Norwich Park (production ceased), Blackwater, Broadmeadow, Daunia and Gregory Crinum (open-cut production ceased) mines, together with the Hay Point Coal terminal. In May 2012, production ceased at Norwich Park mine indefinitely, following a review of the mine’s viability. In October 2012, production also ceased at Gregory open-cut mine, part of the Gregory Crinum complex. Production commenced at Daunia in March 2013.

Our share of total production in FY2013 was 22.6 Mt. Production figures for BMA include some energy coal (less than two per cent). The reserve lives of our mines range from three years at Gregory Crinum to 39 years at Saraji. The reserve life for each mine is set out in section 2.13.2.

BHP Billiton Mitsui Coal

BMC is a subsidiary company owned by BHP Billiton (80 per cent) and Mitsui and Co (20 per cent). BMC operates South Walker Creek and Poitrel mines.

The reserve lives of our mines are 13 years at Poitrel and 21 years at South Walker Creek. Total production in FY2013 was 7.1 Mt.

Illawarra Coal

Illawarra Coal owns and operates three underground coal mines, these being Appin, West Cliff and Dendrobium, in the Illawarra region of New South Wales, Australia, which supply metallurgical coal to the nearby BlueScope Port Kembla steelworks, and other domestic and export markets. Coal is exported via Port Kembla Coal terminal, in which we own a 16.67 per cent share. Total production in FY2013 was 7.9 Mt. The reserve lives of our mines range from three years at West Cliff to 26 years at Appin. The reserve life for each mine is set out in section 2.13.2.

Production figures for Illawarra Coal include some energy coal (less than 17 per cent).

Information on Metallurgical Coal mining operations

The following table contains additional details of our mining operations. The tables should be read in conjunction with the production (see section 2.3.2) and reserves tables (see section 2.13.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Metallurgical coal

Central Queensland Coal Associates (CQCA) Joint Venture
Bowen Basin, Queensland, Australia Goonyella Riverside, Peak Downs, Saraji, Norwich Park, Blackwater, Broadmeadow and Daunia mines	Public road Coal transported by rail to Hay Point and Gladstone ports Distances between the mines and port are between 160 km and 315 km	BHP Billiton 50% Mitsubishi Development 50%	BMA

Mining leases, including undeveloped tenements, expire between 2014–2043, renewable for further periods as Queensland Government legislation allows

Mining is permitted to continue under the legislation during the renewal application period

Goonyella mine commenced 1971, merged with adjoining Riverside mine 1989 Operates as Goonyella Riverside

Production commenced:

Peak Downs 1972 Saraji 1974 Norwich Park 1979

Blackwater 1967

Broadmeadow (longwall operations) 2005

Daunia 2013

All open-cut except Broadmeadow: longwall underground

Bituminous coal is mined from the Permian Moranbah and Rangal Coal measures

Products range from premium quality, low volatile, high vitrinite, hard coking coal to medium volatile hard coking coal, to weak coking coal, some pulverised coal injection (PCI) coal and medium ash thermal coal as a secondary product

							Queensland electricity grid	On-site beneficiation processing facilities Combined nominal capacity: in excess of 58 Mtpa following first coal from Daunia Hay Point Coal terminal

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Gregory Joint Venture
Bowen Basin, Queensland, Australia Gregory and Crinum mines	Public road Coal transported by rail to Hay Point and Gladstone ports Distances between the mines and port are between 310 km and 370 km	BHP Billiton 50% Mitsubishi Development 50%	BMA	Mining leases including undeveloped tenements, expire between 2014–2027, renewable for further periods as Queensland Government legislation allows	Production commenced: Gregory 1979 Crinum mine (longwall) 1997 Production at Gregory open-cut mine ceased October 2012	Gregory: open-cut Crinum: longwall underground Bituminous coal is mined from the Permian German Creek Coal measures Product is a high volatile, low ash hard coking coal	Queensland electricity grid	On-site beneficiation processing facility Nominal capacity: in excess of 5 Mtpa

BHP Billiton Mitsui Coal
Bowen Basin, Queensland, Australia South Walker Creek and Poitrel mines	Public road Coal transported by rail to Hay Point port Distances between the mines and port are between 135 km and 165 km	BHP Billiton 80% Mitsui and Co 20%	BMC	Mining leases, including undeveloped tenements expire between 2014–2031, and are renewable for further periods as Queensland Government legislation allows	South Walker Creek commenced 1996 Poitrel commenced 2006	Open-cut Bituminous coal is mined from the Permian Rangal Coal measures Produces a range of coking coal, PCI coal and thermal coal products with medium to high phosphorus and ash properties	Queensland electricity grid

South Walker Creek coal beneficiated on-site

Nominal capacity: in excess of 4 Mtpa

Poitrel mine has Red Mountain joint venture with adjacent Millennium Coal mine to share processing and rail loading facilities

Nominal capacity: 3 Mtpa

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Illawarra Coal
Illawarra, New South Wales, Australia Dendrobium, Appin and West Cliff mines	Public road Coal transported by road or rail to BlueScope Steel’s Port Kembla steelworks or Port Kembla for export Distances between the mines and port are between 5 km and 55 km	100%	BHP Billiton	Mining leases expire between 2016–2033, renewable for further periods as NSW Government legislation allows	Production commenced: Appin 1962 (longwall operations 1969) West Cliff 1976 Dendrobium 2005	Underground Bituminous coal is mined from the Permian Illawarra Coal Measures Produces premium-quality hard coking coal and some thermal coal from the Wongawilli and Bulli seams	New South Wales electricity grid	2 beneficiation facilities Nominal capacity: in excess of 9 Mtpa

Development projects

BMA Expansions

In November 2011, approval was given for the development of the Caval Ridge mine project and expansion of the Peak Downs mine in the Bowen Basin in Central Queensland, Australia, with an investment of US$2.1 billion (BHP Billiton share). The Caval Ridge mine will be an open-cut dragline and truck and shovel operation, with coal railed to the BMA Hay Point Coal terminal.

In response to the challenging environment, we have chosen to delay indefinitely the 2.5 Mtpa (100 per cent basis) expansion of Peak Downs that is associated with the Caval Ridge mine development. The revised investment is US$1.9 billion (BHP Billiton share) for the Caval Ridge mine project. The 5.5 Mtpa capacity (100 per cent basis) Caval Ridge mine was 71 per cent complete at 30 June 2013 and remains on schedule to deliver first production in CY2014.

In March 2011, approval was given for three key metallurgical coal projects located in the Bowen Basin, with a total investment of US$2.5 billion (BHP Billiton share). These projects have contributed 4.9 Mt of annual mine capacity (100 per cent basis) through development of the Daunia mine and a new mining area at Broadmeadow, known as the Broadmeadow Life Extension project. The third project is the expansion of the BMA Hay Point Coal terminal, delivering an additional 11 Mt of annual port capacity (100 per cent basis).

The new mining area at Broadmeadow was completed in FY2013 with first coal in March 2013. First coal from Daunia mine also occurred in March 2013 and the project was 97 per cent complete at 30 June 2013. The project was completed in the September quarter of CY2013. First shipment from the expanded Hay Point Coal terminal was expected in CY2014; however, a review of both schedule and budget was undertaken during FY2013. The investment has now been revised from US$1.25 billion to US$1.5 billion (BHP Billiton share) and first shipment is now expected in CY2015. The project was 66 per cent complete at 30 June 2013.

Appin Area 9 Project

In June 2012, approval was given to invest US$845 million to sustain operations at Illawarra Coal, in southern New South Wales, Australia, by establishing a replacement mining area at Appin mine. The replacement area will have a production capacity of 3.5 Mtpa and will sustain Illawarra Coal’s production capacity at 9 Mtpa. The Appin Area 9 project was 44 per cent complete at 30 June 2013 and is expected to be operational in CY2016, whereupon it will replace production at the West Cliff mine. The project includes roadway development, new ventilation infrastructure, new and reconfigured conveyors and other mine services.

IndoMet Coal Project

IndoMet Coal comprises seven coal contracts of work (CCoWs) covering a large metallurgical coal resource in Kalimantan, Indonesia, which was discovered by BHP Billiton in the 1990s. Following an assessment of the importance of local participation in developing the project in FY2010, we sold a 25 per cent interest in the project to a subsidiary of PT Adaro Energy TBK. We retain 75 per cent of the project and hold management responsibility.

Early work on infrastructure development for the project is underway. IndoMet remains a valuable future option for our Coal Business.

Energy Coal

Our Coal Business is one of the world’s largest producers and marketers of export energy coal (also known as thermal or steaming coal) and is a domestic supplier to the electricity generation industry in Australia, South Africa and the United States. Our domestic sales are generally made to nearby power stations under long-term fixed price or cost plus arrangements. Our export sales are delivered to power generators and some industrial users in Asia, Europe and the United States, under contracts that are generally index linked. Energy Coal produced approximately 72.9 Mt in FY2013.

Our Energy Coal Assets comprise both open-cut and underground mines. At our open-cut mines, overburden is removed after blasting, using either draglines or truck and shovel. Coal is then extracted using excavators or loaders and loaded onto trucks to be taken to stockpiles. At our underground mines, coal is extracted by either longwall or continuous miner. The coal is then transported to the surface by conveyor to stockpiles. Coal from stockpiles is crushed and, for a number of the operations, washed and processed. Domestic coal is then transported to the nearby customer via conveyor, truck or rail. Export coal is loaded onto trains and transported to port.

Energy Coal South Africa

Energy Coal South Africa (known as BECSA) operates four coal mines, being Khutala, Klipspruit, Middelburg and Wolvekrans, in the Witbank region in the province of Mpumalanga, South Africa. Production in FY2013 was 31.6 Mt. The Khutala and Klipspruit mines both have a reserve life of seven years, while Middelburg and Wolvekrans have a reserve life of 24 years and 22 years, respectively.

In FY2013, approximately 56 per cent of BECSA’s sales were to Eskom, the government-owned electricity utility in South Africa. The remaining production was exported, predominantly to China and India, via the Richards Bay Coal Terminal (RBCT), in which we own a 22 per cent share.

The conversion of BECSA’s old order mining rights to new order mining rights underpins BECSA’s licence to operate. In order to achieve this, during FY2013, BECSA finalised an empowerment transaction with a Black-owned consortium, led by Pembani Group Proprietary Limited, transferring an eight per cent equity interest in BECSA.

The shareholders of BECSA also approved the implementation of an Employee Share Ownership Plan (ESOP) in which participating employees will hold a beneficial interest of two per cent equity in BECSA for a vested period. The ESOP and empowerment transaction were implemented in January and May 2013, respectively, and reduced our ownership interest in BECSA to 90 per cent.

New Mexico Coal

We own and operate the Navajo mine, located on Navajo Nation land in New Mexico, United States, and the nearby San Juan mine located in the state of New Mexico. Each mine transports its production directly to a nearby power station. The reserve lives of our mines are three years at Navajo mine and five years at San Juan Mine, which is the life of the current customer contracts. New Mexico Coal produced 13.2 Mt in FY2013.

New Mexico Coal and the Navajo Nation have entered into a Memorandum of Understanding to pursue discussions to transition full ownership of the Navajo Coal Company to the Navajo Nation. Binding agreements are expected to be signed during FY2014. The Navajo Nation has formed the Navajo Transitional Energy Company (NTEC) to acquire Navajo Mine. A subsidiary of New Mexico Coal and NTEC expect to enter into a Mine Management Agreement where we expect the subsidiary to continue as mine manager until the end of CY2016.

New South Wales Energy Coal

New South Wales Energy Coal’s operating asset is the Mt Arthur Coal open-cut mine in the Hunter Valley region of New South Wales, Australia. New South Wales Energy Coal produced 18.0 Mt in FY2013 and has a reserve life of 40 years. In FY2013, we delivered approximately six per cent of Mt Arthur’s production to a local power station and exported the rest, predominantly to Japan and China, via the port of Newcastle.

We are a 35.5 per cent shareholder in Newcastle Coal Infrastructure Group, a jointly controlled entity that is operating the Newcastle Third Port export coal loading facility and currently has a project in execution (see Development projects below). We also have a 1.75 per cent interest in Port Waratah Coal Services Limited, which operates two coal loading facilities at the Port of Newcastle.

Cerrejón

We have a one-third interest in Cerrejón Coal Company, which owns and operates, one of the largest open-cut export coal mines in the world in the La Guajira province of Colombia. Cerrejón also owns and operates integrated rail and port facilities through which the majority of production is exported to European, Middle Eastern, North American and Asian customers. In FY2013, our share of Cerrejón production was approximately 10.0 Mt. Cerrejón has a reserve life of 19 years.

In FY2012, Cerrejón commenced an expansion project (P40), which is expected to increase our share of production from 10.7 Mtpa to 13.3 Mtpa (see Development projects below).

Information on Energy Coal mining operations

The following table contains additional details of our mining operations. The table should be read in conjunction with the production (see section 2.3.2) and reserves tables (see section 2.13.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Energy coal

South Africa

Khutala
100 km east of Johannesburg, Gauteng Province, South Africa	Public road Domestic coal transported by overland conveyor to Kendal Power Station	BHP Billiton 90% Newshelf 1129 Proprietary Limited (BEE SPV) 8% Eyami Trust Management Company (RF) Proprietary Limited (ESOP) 2%	BHP Billiton	BECSA holds a 100% share of Converted Mining Right, granted October 2011 Mining Right was amended 15 February 2013 to include Portion 16 of Zondagsvlei 9 IS	Production commenced 1984 Open-cut operations 1996 Commenced mining thermal/metallurgical coal for domestic market 2003	Combination open-cut and underground Produces a medium rank bituminous thermal coal (non-coking)	Eskom (national power supplier) under long-term contracts	Crushing plant for energy coal Nominal capacity: 18 Mtpa Smaller crusher to beneficiate metallurgical coal Nominal capacity: 1.5 Mtpa

Middelburg/Wolvekrans
20 km southeast of Witbank, Mpumalanga Province, South Africa	Public road Export coal transported to RBCT by third party rail (558 km) Domestic coal transported by conveyor to Duvha Power Station

BHP Billiton 90%

Newshelf 1129 Proprietary Limited (BEE SPV) 8%

Eyami Trust Management Company (RF) Proprietary Limited (ESOP) 2%

Previous JV (84:16) with

Glencore Xstrata Plc (through Tavistock Collieries Pty Limited) was amended in February 2008

BHP Billiton

BECSA and Tavistock are joint holders of 3 Converted Mining Rights in the previous JV ratio (84:16)

BECSA is the 100% holder of a fourth Converted Mining Right

All 4 Rights comprise the Middelburg Mine Complex (1)

The Converted Mining Rights were granted during October and December 2011 (2)

Production commenced 1982

Middelburg Mine Services (MMS) and Duvha Opencast became one operation in 1995

Douglas-Middelburg Optimisation project completed July 2010

Mine was split into Middelburg and Wolvekrans during FY2011

						Open-cut Produces a medium rank bituminous thermal coal, most of which can be beneficiated for the European or Asian export markets	Eskom under long-term contracts	Beneficiation facilities: tips and crushing plants, 2 export wash plants, middlings wash plant, de-stone plant Nominal capacity: 41.4 Mtpa

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Klipspruit
30 km west of Witbank, Mpumalanga Province, South Africa	Public road Export coal transported to RBCT by third party rail (611 km)	BHP Billiton 90% Newshelf 1129 Proprietary Limited (BEE SPV) 8% Eyami Trust Management Company (RF) Proprietary Limited (ESOP) 2% Phola Coal Plant in JV with Anglo Inyosi Coal 50%	BHP Billiton	BECSA holds a Converted Mining Right, granted 11 October 2011	Production commenced 2003 Expansion project completed FY2010, includes 50% share in Phola Coal Plant Run of mine (ROM) capacity: 8.0 Mtpa at full ramp-up	Open-cut Produces a medium rank bituminous thermal coal, most of which can be beneficiated for the European or Asian export markets	Eskom, under long-term contracts	Beneficiation facilities: tip and crushing plant, export wash plant Nominal capacity Phola Coal Processing Plant: 16 Mtpa

Australia

Mt Arthur Coal
Approximately 125 km northwest of Newcastle, New South Wales, Australia	Public road Domestic coal transported by conveyor to Bayswater Power Station Export coal transported by third party rail to Newcastle port	100%	BHP Billiton	Various mining leases and licences expire 2010 – 2032 Renewal is being sought for expired mining leases The original approvals permit mining and other activities to continue during renewal application	Production commenced 2002 Government approval permits extraction of up to 36 Mtpa of run of mine coal from underground and open-cut operations, with open-cut extraction limited to 32 Mtpa	Open-cut Produces a medium rank bituminous thermal coal (non- coking)	Local energy providers	Beneficiation facilities: coal handling, preparation, washing plants Nominal capacity: in excess of 18 Mtpa
United States

Navajo
30 km southwest of Farmington, New Mexico, US	Public road Coal transported by rail to Four Corners Power Plant	100%	BHP Billiton	Long-term lease from Navajo Nation continues for as long as coal can be economically produced and sold in paying quantities	Production commenced 1963	Open-cut Produces a medium rank bituminous thermal coal (non-coking suitable for the domestic market only)	Four Corners Power Plant	Stackers and reclaimers used to size and blend coal to contract specifications Nominal capacity: 7.4 Mtpa

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
San Juan
25 km west of Farmington, New Mexico, US	Public road Coal transported by truck and conveyor to San Juan Generating Station	100%	BHP Billiton	Mining leases from federal and state governments Leases viable as long as minimum production criteria achieved	Surface mine operations commenced 1973 Development of underground mine to replace open-cut mine approved 2000	Underground Produces a medium rank bituminous thermal coal (non-coking suitable for the domestic market only)	San Juan Generating Station	Coal sized and blended to contract specifications using stockpiles Nominal capacity: 5.6 Mtpa
Colombia

Cerrejón
La Guajira province, Colombia	Public road Coal exported by company-owned rail to Puerto Bolivar (150 km)	BHP Billiton 33.33% Anglo American 33.33% Glencore Xstrata 33.33%	Cerrejón Coal Company	Mining leases expire 2034	Original mine began producing in 1976 BHP Billiton interest acquired in 2000	Open-cut Produces a medium rank bituminous thermal coal (non-coking, suitable for the export market)	Local Colombian power system	Beneficiation facilities: crushing plant with capacity of 32 Mtpa and washing plant Nominal capacity: 3 Mtpa

(1)	This includes the Wolvekrans and Middelburg collieries and excludes the portion Tavistock obtained as a result of the amendment of the Douglas-Tavistock JV agreement.

(2)	JV agreement has been amended so that upon the Department of Mineral Resources amending the Converted Mining Rights, the mining area will be divided into an area wholly owned and operated by Tavistock and an area wholly owned and operated by BECSA as the new Douglas-Middelburg mine. Applications were made in December 2008 to the Department of Mineral Resources to amend the Converted Mining Rights, but a date for execution has not yet been provided. Ministerial consent to amend the Mining Rights has been granted.

Development projects

Cerrejón P40 Project

On 18 August 2011, we announced a US$437 million (BHP Billiton share) investment in the expansion of Cerrejón, known as the P40 Project, which will enable Cerrejón’s thermal coal production to increase by 8 Mtpa to approximately 40 Mtpa. The expansion project is expected to increase our share of production from 10.7 Mtpa to 13.3 Mtpa. Construction commenced in CY2011 with completion expected in CY2013. At 30 June 2013 the project was 71 per cent complete. The project scope includes a second berth and dual quadrant ship loader at Cerrejón’s 100 per cent owned and operated Puerto Bolivar, along with necessary mine, rail and associated supply chain infrastructure.

Newcastle Port Third Phase Expansion

On 31 August 2011, we announced a US$367 million (BHP Billiton share) investment in the third stage development of the Newcastle Coal Infrastructure Group’s coal handling facility in Newcastle, Australia. The port expansion project is expected to increase total capacity at the coal terminal from 53 Mtpa to 66 Mtpa. This is expected to increase New South Wales Energy Coal’s allocation by a further 4.6 Mtpa to 19.2 Mtpa. First coal on ship, being the first ship loading through the new facility, was achieved in June 2013, ahead of schedule. At 30 June 2013, the project was 76 per cent complete.

2.2.5    Aluminium, Manganese and Nickel Business

Aluminium

Our Aluminium Business has a portfolio of assets in three stages of the aluminium value chain: mining bauxite, refining bauxite into alumina and smelting alumina into aluminium metal. We are a major producer of aluminium, with total production in FY2013 of 1.2 Mt. We also produced 4.9 Mt of alumina.

During FY2013, we consumed 33 per cent of our alumina production in our aluminium smelters and sold the balance to third party smelters. Our alumina and aluminium customers are located principally in western Europe and Asia. Our alumina sales are a mixture of legacy long-term contract sales at LME-linked prices and, increasingly, long-term contracts priced from an alumina index or spot negotiated prices. Prices for our aluminium sales are generally linked to prevailing LME prices. We have a diversified customer portfolio, with demand driven by end-use consumption in transportation, packaging, construction and household items.

Our Aluminium Assets include the following operations:

Boddington/Worsley

Boddington/Worsley is an integrated bauxite mining/alumina refining operation located in Western Australia. The Boddington bauxite mine supplies bauxite ore to the Worsley alumina refinery via a 62-kilometre long conveying system. We own 86 per cent of the mine and the refinery. It is our sole integrated bauxite, mining/alumina refining asset, and one of the largest and lowest-cost refineries in the world. Worsley is near completion of a ramp-up of production from the Efficiency and Growth project that will increase the capacity of the refinery to 4.6 Mtpa (100 per cent) of alumina. Completion is expected by the end of CY2013. Our share of Worsley’s FY2013 production was 3.7 Mt of alumina. Worsley’s export customers include our own Hillside, Bayside and Mozal smelters in southern Africa. Boddington has a reserve life of 17 years.

Mineração Rio do Norte

We own a 14.8 per cent investment in Mineração Rio do Norte (MRN), which owns and operates a large bauxite mine, located at Porto Trombetas in the province of Pará, Brazil.

Alumar

Alumar is an integrated alumina refinery/aluminium smelter. We own 36 per cent of the Alumar refinery and 40 per cent of the smelter. Alcoa operates both facilities. The operations, and their integrated port facility, are located at São Luís in the Maranhão province of Brazil. Alumar sources the majority of its bauxite from MRN. During FY2013, approximately 25 per cent of Alumar’s alumina production was used to feed the smelter, while the remainder was exported. Our share of Alumar’s FY2013 saleable production was 1,205 kt of alumina and 154 kt of aluminium.

Hillside and Bayside

Our wholly owned Hillside and Bayside smelters are located at Richards Bay, South Africa. Hillside is the largest aluminium smelter in the southern hemisphere. In 2009, Bayside reduced smelting capacity to approximately 97 kilotonnes per annum (ktpa) in support of a national energy conservation scheme. Hillside imports alumina from our Worsley refinery and Alcoa, while Bayside imports all of its alumina from Worsley. Both Hillside and Bayside source power from Eskom, the South African state utility, under long-term contracts, with prices linked to the LME price of aluminium (except for Hillside Potline 3, the price of which is linked to the South African and US producer price indices). Potline capacity at Hillside returned to normal during FY2013 after a major unplanned outage in the March 2012 quarter. Production in FY2013 for Hillside was 665 kt and Bayside was 96 kt.

Mozal

We own 47.1 per cent of and operate the Mozal aluminium smelter located near Maputo, Mozambique. Mozal sources power generated by Hydro Cahora Basa via Motraco, a transmission joint venture between Eskom and the national electricity utilities of Mozambique and Swaziland. Our share of Mozal’s FY2013 production was 264 kt.

Information on Aluminium mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.13.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Bauxite

Boddington bauxite mine
Boddington, 123 km southeast of Perth, Western Australia	Public road Ore transported to Worsley alumina refinery by a 62 km conveyor	BHP Billiton 86% Sojitz Alumina 4% Japan Alumina Associates 10% Ownership structure of operator as per Worsley JV	BHP Billiton Worsley Alumina Pty Ltd	Mining leases from Western Australia Government expire over the period 2014–2032, all with 21-year renewal available 2 subleases from Alcoa of Australia	Opened 1983 Significantly extended 2000	Open-cut Surficial gibbsite-rich lateritic weathering of Darling Range rocks	JV-owned powerline connected to Worsley alumina refinery site	Crushing plant Nominal capacity: 19 Mtpa bauxite

Mineração Rio do Norte
Porto Trombetas, 416 km east of Manaus, Brazil	Sealed road and 28 km of rail connects mine area with Porto Trombetas	BHP Billiton 14.8% Alcoa and affiliates 18.2% Vale 40% Rio Tinto Alcan 12% Votorantim 10% Hydro 5%	MRN	Mining rights granted by Brazilian Government until reserves exhausted	Production commenced 1979 Expanded 2003	Open-cut Lateritic weathering of nepheline syenite occurring primarily as gibbsite in a clay matrix overlain by clay sediments	On-site fuel oil generators	Crushing facilities, conveyors, wash plant Nominal capacity: 18 Mtpa washed bauxite

Information on Aluminium smelters and refineries

Smelter, refinery or processing plant	Location	Ownership	Operator	Title, leases or options	Product	Nominal production capacity	Power source
Aluminium and alumina

Hillside
Aluminium smelter	Richards Bay, 200 km north of Durban, South Africa	100%	BHP Billiton	Freehold title to property, plant, equipment Leases over harbour facilities	Standard aluminium ingots	726 ktpa primary aluminium	Eskom (national power supplier) under long-term contracts Contract prices for Hillside 1 and 2 linked to LME aluminium price Prices for Hillside 3 linked to SA and US producer price indices

Bayside
Aluminium smelter	Richards Bay, 200 km north of Durban, South Africa	100%	BHP Billiton	Freehold title to property, plant, equipment	Primary aluminium, slab products	97 ktpa primary aluminium on remaining Potline A	Eskom, under long-term contract Contract price linked to LME aluminium price

Mozal
Aluminium smelter	17 km from Maputo, Mozambique	BHP Billiton 47.1% of Mozal SARL Mitsubishi 25% Industrial Development Corporation of South Africa Ltd 24% Mozambique Government 3.9%	BHP Billiton	50-year government concession to use the land Renewable for 50 years	Standard aluminium ingots	561 ktpa	Motraco under long-term contract Contract price linked to SA producer price index

Worsley
Alumina refinery	55 km northeast of Bunbury, Western Australia	BHP Billiton 86% Sojitz Alumina 4% Japan Alumina Associates 10% Ownership structure of operator as per Worsley JV	BHP Billiton Worsley Alumina Pty Ltd	2,480 ha refinery lease from Western Australia Government expires 2025 21-year renewal available	Metallurgical grade alumina	4.6 Mtpa	JV-owned on-site coal power station, third party on-site gas-fired steam power generation plant, third party leased on-site multifuel co-generation steam and power generation plant

Smelter, refinery or processing plant	Location	Ownership	Operator	Title, leases or options	Product	Nominal production capacity	Power source
Alumar
Alumina refinery and aluminium smelter	São Luís, Maranhão, Brazil	Aluminium smelter: BHP Billiton 40% Alcoa 60% Alumina refinery: BHP Billiton 36% Alcoa and affiliates 54% Rio Tinto 10%	Alcoa operates both facilities	All assets held freehold	Alumina and aluminium ingots	Refinery: 3.5 Mtpa alumina Smelter: 447 ktpa primary aluminium	Electronorte (Brazilian public power generation concessionaire), under long-term contract

Development projects

Worsley Efficiency and Growth project

In May 2008, we announced the Board’s approval of an expansion project to increase the capacity of the Worsley refinery from 3.5 Mtpa of alumina to 4.6 Mtpa (100 per cent capacity) through expanded mining operations at Boddington, additional refinery capacity and upgraded port facilities. The expansion project achieved first production in March 2012 and continued to ramp-up throughout FY2013, achieving record production for the asset. Full production is on track to be achieved by the end of CY2013. As at 30 June 2013, total capital expenditure was US$3.1 billion.

Guinea Alumina

On 9 July 2013, we completed the sale of our one-third interest in a joint venture that was undertaking a feasibility study into the construction of a 10 Mtpa bauxite mine, an alumina refinery with processing capacity exceeding 3.3 Mtpa and associated infrastructure, located approximately 110 kilometres from the port of Kamsar in Guinea.

Manganese

Our Manganese Business produces a combination of ores and alloys from sites in South Africa and Australia. We are the world’s largest producer of manganese ore and one of the top global producers of manganese alloy. Manganese alloy is a key input into the steelmaking process. Manganese high-grade ore is particularly valuable to alloy producers because of the value in use differential over low-grade ore. The value in use differential is the degree to which high-grade ore is proportionately more efficient than low-grade ore to process in the production of alloy.

Our strategy is to focus on upstream resource assets. Manganese alloy smelters are a key conduit of manganese alloy and ore into steelmaking and enable us to access markets with an optimal mix of ore and alloy, optimise production to best suit market conditions and give us technical insight into the performance of our ores in smelters.

Approximately 80 per cent of our ore production is sold directly to external customers, predominantly located in China, South Korea and India, and the remainder is used as feedstock in our alloy smelters. Manganese alloy is sold to steel mills, mainly in Europe and North America. Manganese ore and alloy are increasingly sold on short-term or spot contracts, with prices linked to published indices. Neither commodity is exchange traded, and prices are largely determined by supply and demand balances. Ore is priced per dry metric tonne unit and referenced to a benchmark ore of 43 per cent manganese grade cost insurance freight (CIF) China. Alloy is priced per tonne, typically on a delivered basis (DDP). Manganese production in FY2013 was 8,517 kt of ore and 608 kt of alloy.

We own and manage all of our manganese mining operations and alloy plants through the Samancor Manganese joint ventures with Anglo American. In South Africa, we own 60 per cent of Samancor Manganese (Proprietary) Ltd, which operates the Metalloys division. Samancor Manganese owns 74 per cent of Hotazel Manganese Mines (Pty) Ltd (HMM), which gives us an effective interest of 44.4 per cent in HMM. The remaining 26 per cent of HMM is owned under the terms of the South African Black Economic Empowerment (BEE) legislation, which reflects our commitment to economic transformation in South Africa. In Australia, we own 60 per cent of Groote Eylandt Mining Company Pty Ltd (GEMCO) and we have an effective interest of 60 per cent in GEMCO’s wholly owned subsidiary, Tasmanian Electro Metallurgical Company Pty Ltd (TEMCO).

Our Manganese Assets, Manganese Australia and Manganese South Africa, comprise the following:

Mines

HMM

HMM owns the Mamatwan open-cut mine and the Wessels underground mine. Manganese high-grade ore from these mines is particularly valuable to alloy producers because of the value in use differential over low-grade ore.

Mined ore is processed into a saleable product through a crushing and wet screening operation, with some ore undergoing further processing in the form of dense media separation and sintering. More than 25 per cent of the ore mined is beneficiated into alloy at Metalloys, with the rest being exported via road and rail through Port Elizabeth (approximately 950 kilometres) and Durban (approximately 1,100 kilometres). In FY2013, the total manganese ore production was 3,490 kt. Wessels has a reserve life of 48 years and Mamatwan has a reserve life of 20 years.

GEMCO

As a result of its location, 16 kilometres from our port facilities at Milner Bay, and its simple, open-cut mining operation, GEMCO is one of the world’s lowest-cost manganese ore producers. These operations, consisting of crushing, screening, washing and dense media separation, combined with its high-grade ore and relative proximity to Asian export markets, make GEMCO unique among the world’s manganese mines. FY2013 production of manganese ore was 5,027 kt. GEMCO has a reserve life of 12 years.

Alloy Plants

Metalloys

The Samancor Manganese Metalloys alloy plant is one of the largest manganese alloy producers in the world. Due to its size and access to high-quality feedstock from HMM operations, it is also one of the lowest-cost alloy producers of ferromanganese. Metalloys only produces high- and medium-carbon ferromanganese, after silicomanganese production ceased due to the permanent closure of the energy-intensive Metalloys South plant in January 2012. The high-carbon ferromanganese furnace M14 at the Metalloys West Plant was completed in March 2013. This furnace has added an additional 130 ktpa capacity of high-carbon ferromanganese, but replaces the now-closed 120 ktpa silicomanganese South Plant, taking Metalloys capacity to 500 ktpa. The M14 furnace contributes to power efficiency at the Metalloys site as it adds to the site’s own generation capacity, utilising the furnace off-gases.

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

Hotazel Manganese Mines (HMM)
Kalahari Basin, South Africa Mamatwan and Wessels mines

Public road

Most ore and sinter products transported by rail

Approximately 29% of ore beneficiated locally, balance exported via Port Elizabeth (approximately 950 km) and Durban (approximately 1,100 km)

		BHP Billiton 44.4% Anglo American 29.6% Ntsimbintle 9% NCAB 7% Iziko 5% HMM Education Trust 5%	BHP Billiton	Existing New Order Rights valid until 2035	Mamatwan commissioned 1964 Wessels commissioned 1973	Mamatwan: open-cut Wessels: underground Banded iron manganese ore type	Eskom (national power supplier) under contracts at regulated prices

Mamatwan beneficiation plant: primary, secondary and tertiary crushing with associated screening plants

Dense medium separator and sinter plant (capacity 1 Mtpa sinter) (1)

Wessels: primary and secondary crushing circuits with associated screening (1)

Groote Eylandt Mining Company (GEMCO)
Groote Eylandt, Northern Territory, Australia	Ore transported 16 km from concentrator by road train to port at Milner Bay	BHP Billiton 60% Anglo American 40%	BHP Billiton	All leases on Aboriginal land held under Aboriginal Land Rights (Northern Territory) Act 1976 Valid until 2031	Commissioned 1965	Open-cut Sandstone claystone sedimentary manganese ore type	On-site diesel power generation	Beneficiation process: crushing, screening, washing and dense media separation Produces lump and fines products Capacity: 4.2 wet Mtpa

(1)	Capacity: Mamatwan – approximately 3.5 Mtpa of ore; Wessels – approximately 1 Mtpa of ore.

Information on Manganese smelters, refineries and processing plants

Smelter, refinery or processing plant	Location	Ownership	Operator	Title, leases or options	Product	Nominal production capacity	Power source
Manganese alloy

Metalloys
Manganese alloy plant (division of Samancor Manganese (Pty) Ltd)	Meyerton, South Africa	BHP Billiton 60% Anglo American 40%	BHP Billiton	Freehold title over property, plant and equipment	Manganese alloys including high-carbon ferromanganese, refined (medium-carbon ferromanganese) alloy	410 ktpa high-carbon ferromanganese (including hot metal) 90 ktpa medium-carbon ferromanganese	Eskom 30 MW of internal power generated from furnace off-gases

Tasmanian Electro Metallurgical Company (TEMCO)
Manganese alloy plant	Bell Bay, Tasmania, Australia	BHP Billiton 60% Anglo American 40%	BHP Billiton	Freehold title over property, plant and equipment	Ferroalloys, including high-carbon ferromanganese, silicomanganese and sinter	130 ktpa high-carbon ferromanganese 125 ktpa silicomanganese 350 ktpa sinter	Aurora Energy On-site energy recovery unit generates 11 MW for internal use

Development projects

GEMCO expansion

The US$279 million GEMCO Expansion Project (GEEP2) (US$167 million BHP Billiton share), approved in July 2011, is nearing completion and is expected to be commissioned during the latter half of CY2013. GEEP2 is expected to increase GEMCO’s capacity from 4.2 Mtpa to 4.8 Mtpa through the introduction of a dense media circuit by-pass facility. The expansion is also expected to address key infrastructure constraints by increasing road and port capacity to 5.9 Mtpa, creating 1.1 Mtpa of additional capacity for future expansions.

HMM

The central block development project at the Wessels underground mine is being progressed in two phases. The first phase is to ensure key ventilation infrastructure is put in place to maintain current production levels, while the second phase will complete infrastructure required to expand the mine to 1.5 Mtpa. The first phase of the project is expected to be completed in FY2014 at a cost of US$106 million (US$63.6 million BHP Billiton share), and will comprise the construction of the ventilation shaft and development of the associated underground ventilation network. Phase 2 of the project is currently undergoing a feasibility study, and will comprise the completion of the underground crusher and mobile workshops.

Metalloys

The high-carbon M14 furnace at the Metalloys West Plant was completed in March 2013 with a total cost of US$99 million (US$59.4 million BHP Billiton share).

Samancor Gabon Manganese project

During 2013, we withdrew from the Samancor Gabon Manganese project following the completion of the feasibility study.

Nickel

Our Nickel Business primarily supplies customers in the stainless steel industry, principally in northern Asia and western Europe. Nickel is an important component of the most commonly used types of stainless steel. We also supply nickel to other markets, including the specialty alloy, foundry, chemicals and refractory material industries. We are a major producer of nickel with total production in FY2013 of 154 kt of contained nickel. We sell our nickel products at various stages including concentrate, matte and metal under a mix of long-term, medium-term and spot volume contracts, with prices linked to the LME nickel price.

Our Nickel Assets include the following operations:

Nickel West

Our wholly owned Western Australian Nickel Asset, Nickel West, consists of an integrated system of mines, concentrators, a smelter and a refinery. We mine nickel-bearing sulphide ore at our Mt Keith, Leinster and Cliffs Operations north of Kalgoorlie. We operate concentrator plants at Mt Keith and at Leinster, which also concentrate ore from Cliffs. Leinster and Mt Keith have reserve lives of eight and 12 years, respectively; both have options for further expansion. Cliffs is a high-grade underground mine with a reserve life of four years.

We also operate the Kambalda concentrator south of Kalgoorlie, where we source ore through tolling and concentrate purchase arrangements with third parties in the Kambalda region. We also have purchase agreements in place for the direct purchase of concentrate, which we re-pulp, dry and blend with other concentrate processed at Kambalda.

Ore from our Mt Keith mine is concentrated at Mt Keith and then transported by road approximately 110 kilometres to Leinster for drying. Ore from Cliffs and Leinster mines is concentrated and dried at Leinster. Dry nickel concentrate is then transported via road and rail approximately 375 kilometres to our Kalgoorlie smelter. Concentrate from Kambalda is transported via rail approximately 60 kilometres to our Kalgoorlie smelter. Small volumes of concentrate are sold into the external market; however, the majority of volumes are processed into nickel matte, containing approximately 68 per cent nickel. In FY2013, we exported approximately 34 per cent of our nickel matte production. The remaining nickel matte is transported, principally by rail, to our Kwinana nickel refinery, a distance of approximately 650 kilometres. The nickel matte is processed into nickel metal in the form of LME grade briquettes and nickel powder, together with a range of saleable by-products.

Nickel West production in FY2013 was 103 kt of contained nickel.

Cerro Matoso

Cerro Matoso, our 99.94 per cent owned Nickel Asset in Colombia, combines a lateritic nickel ore deposit with a ferronickel smelter. Cerro Matoso is one of the largest producers of ferronickel and is one of the lowest-cost producers of ferronickel. The smelter produces high-purity, low-carbon ferronickel granules. Cerro Matoso has an estimated reserve life of 28 years. Production in FY2013 was 50.8 kt of nickel in ferronickel form.

During FY2013, Cerro Matoso successfully extended its mining concessions with the Colombian Government until 2029, with a conditional extension until 2044. The agreement includes an increase in the royalty rate from 12 per cent to 13 per cent. The extension of the contract term to 2044 is conditional on Cerro Matoso increasing processing capacity by 50 per cent by 2022.

Information on Nickel mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.13.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Nickel

Mt Keith
485 km north of Kalgoorlie, Western Australia	Private road Nickel concentrate transported by road to Leinster nickel operations for drying and on-shipping	100%	BHP Billiton	Mining leases granted by Western Australia Government Key leases expire 2015 – 2034 Renewals at government discretion	Officially commissioned 1995 by WMC Acquired 2005 as part of WMC acquisition	Open-cut Disseminated textured magmatic nickel-sulphide mineralisation, associated with a metamorphosed ultramafic intrusion	On-site third party gas-fired turbines Contracts expire January 2014 Contract renewal negotiations progressing Natural gas sourced and transported under separate long-term contracts	Concentration plant with a nominal capacity: 11.6 Mtpa of ore

Leinster
375 km north of Kalgoorlie, Western Australia	Public road Nickel concentrate shipped by road and rail to Kalgoorlie nickel smelter	100%	BHP Billiton	Mining leases granted by Western Australia Government Key leases expire 2019 – 2034 Renewals at government discretion	Production commenced 1979 Acquired 2005 as part of WMC acquisition	Underground and open-cut Steeply dipping disseminated and massive textured nickel-sulphide mineralisation, associated with metamorphosed ultramafic lava flows and intrusions	On-site third party gas-fired turbines Contracts expire January 2014 Contract renewal negotiations progressing Natural gas sourced and transported under separate long-term contracts	Concentration plant with a nominal capacity: 3 Mtpa of ore

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Cliffs
481 km north of Kalgoorlie, Western Australia	Private road Nickel ore transported by road to Leinster nickel operations for further processing	100%	BHP Billiton	Mining leases granted by Western Australia Government Key leases expire 2025 – 2028 Renewals at government discretion	Production commenced 2008 Acquired 2005 as part of WMC acquisition	Underground Steeply dipping massive textured nickel-sulphide mineralisation, associated with metamorphosed ultramafic lava flows	Supplied from Mt Keith	Mine site
Cerro Matoso
Montelibano, Córdoba, Colombia	Public road	BHP Billiton 99.94% Employees and former employees 0.06%	BHP Billiton	New terms agreed effective 1 October 2012 until 2029 with conditional extension to 2044 if ore processing capacity is increased 50% by 2022	Mining commenced 1980 Nickel production started 1982 Ownership increased to 53% in 1989 and to 99.94% in 2007 Expansion project to double installed capacity completed 2001	Open-cut Nickel-laterite mineralisation formed from residual weathering of ophiolitic peridotite	National electricity grid under contracts expiring December 2014 Domestic natural gas for drier and kiln operation supplied by pipeline from national grid Gas supply contracts expiring December 2021

Ferronickel smelter and refinery integrated with the mine

Beneficiation plant: primary and secondary crusher

Nominal capacity: 50 ktpa of nickel in ferronickel form

Actual production depends on nickel grade from the mine

Information on Nickel smelters, refineries and processing plants

Smelter, refinery or processing plant	Location	Ownership	Operator	Title, leases or options	Product	Nominal production capacity	Power source
Nickel

Kambalda
Nickel concentrator	56 km south of Kalgoorlie, Western Australia	100%	BHP Billiton	Mineral leases granted by Western Australia Government Key leases expire 2028 Renewals at government discretion	Concentrate containing approximately 15% nickel	1.6 Mtpa ore Ore sourced through tolling and concentrate purchase arrangements with third parties in Kambalda region	On-site third party gas-fired turbines Contracts expire January 2014 Contract renewal negotiations progressing Natural gas sourced and transported under separate long-term contracts

Kalgoorlie
Nickel smelter	Kalgoorlie, Western Australia	100%	BHP Billiton	Freehold title over the property	Matte containing approximately 68% nickel	111 ktpa nickel matte	On-site third party gas-fired turbines Contracts expire January 2014 Contract renewal negotiations progressing Natural gas sourced and transported under separate long-term contracts

Kwinana
Nickel refinery	30 km south of Perth, Western Australia	100%	BHP Billiton	Freehold title over the property	LME grade nickel briquettes, nickel powder Also intermediate products, including copper sulphide, cobalt-nickel-sulphide, ammonium-sulphate	69 ktpa nickel metal	A combination of power generated by Southern Cross Energy and distributed via Western Power’s network and power sourced from other generators on the Western Power network

Development projects

The Nickel Business had no active development projects in FY2013.

2.2.6    Divested businesses

During FY2013, we sold our interests in the diamonds business and the titanium minerals business and exited these industries.

Diamonds

Our diamonds business comprised the EKATI Diamond Mine in the Northwest Territories of Canada. Our interest in EKATI consisted of an 80 per cent operated interest in the Core Zone Joint Venture, comprising existing operations and a 58.8 per cent interest in the Buffer Zone Joint Venture, that primarily focused on exploration targets. On 10 April 2013 we sold our 80 per cent operated interest in EKATI to the Dominion Diamond Corporation for US$553 million after adjustments.

In FY2012, sales from EKATI (100 per cent terms) represented approximately two per cent of current world rough diamond supply by weight and approximately six per cent by value. During FY2013, up until the date of sale, EKATI produced approximately 972 thousand carats of rough diamonds (BHP Billiton share).

Titanium minerals

Our interest in titanium minerals consisted of a 37.76 per cent non-operated interest in Richards Bay Minerals (RBM). RBM is a major producer of titania slag, high-purity pig iron, rutile and zircon from mineral sands.

In February 2012, we announced that we had exercised an option to sell our non-operated interest in RBM to the operator of RBM, Rio Tinto. The sale was completed on 7 September 2012, for proceeds of US$1.7 billion after adjustments.

Information on the diamonds and titanium minerals mining operations

The following table contains additional details of the mining operations. This table should be read in conjunction with the production (see section 2.3.2) and reserve tables (see section 2.13.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Diamonds

EKATI Diamond Mine
310 km northeast of Yellowknife, Northwest Territories, Canada	Aircraft Ice road open approximately 10 weeks per year	Core Zone JV BHP Billiton 80% Buffer Zone JV BHP Billiton 58.8% Remaining interest held by 2 individuals Entire interest in Core Zone and Buffer Zone sold on 10 April 2013	BHP Billiton	Mining leases granted by Canadian Government until 2022	Production began 1997 Mine and processing plant began operating 1998 Ownership increased with acquisition of Dia Met Minerals in 2001	Fox: open-cut Koala and Koala North: underground Eocene age kimberlite pipes – dominantly volcaniclastic infill	JV-owned and operated diesel power station	Crushers, washers/scrubber and grinder and heavy media separator Magnetics and X-ray sorters for diamond recovery Fuel storage
Titanium minerals

Richards Bay Minerals
10–50 km north of Richards Bay, KwaZulu-Natal, South Africa	Public road Product transported by public rail to port

BHP Billiton 37.76% economic interest through 50% interest in the 2 legal entities that comprise RBM, Richards Bay Mining (Pty) Ltd and Richards Bay Titanium (Pty) Ltd

RBM functions as a single economic entity

Entire interest sold on 7 September 2012

			Rio Tinto	Long-term renewable mineral leases from South African Government subject to South African Mining Charter	RBM formed 1976 Fifth mine added 2000 One mining plant decommissioned in 2008	Dune sand dredging Quaternary age coastal dune deposits – heavy mineral sands concentrated by wave and wind action	Eskom (national utility company)

4 dune sand dredge mines, minor supplementary dry mining

Gravity separation produces heavy mineral concentrate which is trucked to central processing plant to produce rutile, zircon and ilmenite

Nominal titanium slag capacity (1) 1.05 Mtpa

(1)	Smelter processes ilmenite to produce titanium dioxide slag and high-purity iron.

2.3    Production

2.3.1    Petroleum

The table below details Petroleum‘s historical net crude oil and condensate, natural gas and natural gas liquids production, primarily by geographic segment, for each of the three years ended 30 June 2013, 2012 and 2011. We have shown volumes of marketable production after deduction of applicable royalties, fuel and flare. We have included in the table average production costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	BHP Billiton Group share of production Year ended 30 June
	2013	2012	2011
Production volumes
Crude oil and condensate (’000 of barrels)
Australia	25,922	31,145	40,447
United States	38,724	30,824	30,157
Other (5)	7,866	9,232	9,987

Total crude oil and condensate	72,512	71,201	80,591

Natural gas (billion cubic feet)
Australia	276.13	249.97	274.74
United States	489.03	456.69	49.09
Other (5)	109.11	115.60	81.23

Total natural gas	874.27	822.26	405.06

Natural gas liquids (1) (’000 of barrels)
Australia	7,927	7,943	7,962
United States	9,575	5,744	1,980
Other (5)	37	398	1,341

Total NGL (1)	17,539	14,085	11,283

Total production of petroleum products (million barrels of oil equivalent) (2)
Australia	79.87	80.75	94.20
United States	129.80	112.69	40.32
Other (5)	26.09	28.90	24.86

Total production of petroleum products (million barrels of oil equivalent) (2)	235.76	222.34	159.38

Average sales price
Crude oil and condensate (US$ per barrel)
Australia	110.83	114.33	96.32
United States	102.33	106.22	90.01
Other (5)	107.46	113.26	90.69

Total crude oil and condensate	105.91	110.66	93.29

Natural gas (US$ per thousand cubic feet)
Australia	4.73	4.62	4.21
United States	3.29	2.82	3.48
Other (5)	4.42	4.13	3.92

Total natural gas	3.76	3.40	4.00

Natural gas liquids (US$ per barrel)
Australia	63.13	61.61	58.05
United States	30.41	45.72	49.79
Other (5)	28.61	55.06	59.54

Total NGL	45.70	54.85	56.77

Total Average production cost (US$ per barrel of oil equivalent) (3) (4)
Australia	8.23	7.95	5.75
United States	6.27	5.91	6.45
Other (5)	8.45	7.84	8.39

Total Average production cost (US$ per barrel of oil equivalent) (3) (4)	7.18	6.90	6.34

(1)	LPG and ethane are reported as natural gas liquids (NGL).

(2)	Total barrels of oil equivalent (boe) conversion is based on the following: 6,000 scf of natural gas equals one boe.

(3)	Average production costs include direct and indirect costs relating to the production of hydrocarbons and the foreign exchange effect of translating local currency denominated costs into US dollars, but excludes ad valorem and severance taxes.

(4)	Total average production costs reported here do not include the costs to transport our produced hydrocarbons to the point of sale. Total production costs, including transportation costs, were US$10.85 per boe, US$10.00 per boe and US$7.37 per boe for the years ended 30 June 2013, 2012 and 2011, respectively.

(5)	Other is comprised of Algeria, Pakistan, Trinidad and Tobago, and the United Kingdom.

2.3.2    Minerals

The table below details our mineral and derivative product production for all Businesses except Petroleum for the three years ended 30 June 2013, 2012 and 2011. Production shows our share unless otherwise stated. For discussion of minerals pricing during the past three years, refer to section 3.4.1.

	BHP Billiton Group interest %	BHP Billiton Group share of production Year ended 30 June
		2013	2012	2011
Copper Business
Copper
Payable metal in concentrate (’000 tonnes)
Escondida, Chile	57.5	478.1	333.8	390.5
Antamina, Peru	33.8	139.7	127.0	97.8
Pinto Valley, United States (1)	100	16.6	–	–

Total copper concentrate		634.4	460.8	488.3

Copper cathode (’000 tonnes)
Escondida, Chile	57.5	171.3	172.0	179.1
Pampa Norte, Chile (2)	100	232.6	263.7	272.2
Pinto Valley, United States (1)	100	4.9	5.4	5.7
Olympic Dam, Australia	100	166.2	192.6	194.1

Total copper cathode		575.0	633.7	651.1

Total copper concentrate and cathode		1,209.4	1,094.5	1,139.4

Lead
Payable metal in concentrate (’000 tonnes)
Cannington, Australia	100	213.4	239.1	243.4
Antamina, Peru	33.8	1.0	0.8	1.2

Total lead		214.4	239.9	244.6

Zinc
Payable metal in concentrate (’000 tonnes)
Cannington, Australia	100	56.3	54.7	60.7
Antamina, Peru	33.8	71.9	57.5	91.5

Total zinc		128.2	112.2	152.2

	BHP Billiton Group interest %	BHP Billiton Group share of production Year ended 30 June
		2013	2012	2011
Gold
Payable metal in concentrate (’000 ounces)
Escondida, Chile	57.5	41.1	50.9	84.7
Olympic Dam, Australia (refined gold)	100	113.3	117.8	111.4

Total gold		154.4	168.7	196.1

Silver
Payable metal in concentrate (’000 ounces)
Escondida, Chile	57.5	1,702	1,921	2,849
Antamina, Peru	33.8	3,952	4,272	3,600
Cannington, Australia	100	31,062	34,208	35,225
Olympic Dam, Australia (refined silver)	100	880	907	982
Pinto Valley, United States	100	59	–	–

Total silver		37,655	41,308	42,656

Uranium oxide
Payable metal in concentrate (tonnes)
Olympic Dam, Australia	100	4,102	3,885	4,045

Total uranium oxide		4,102	3,885	4,045

Molybdenum
Payable metal in concentrate (tonnes)
Antamina, Peru	33.8	1,561	2,346	1,445

Total molybdenum		1,561	2,346	1,445

Iron Ore Business
WAIO (3)
Production (’000 tonnes)
Newman, Australia (4)	85	52,997	51,326	45,245
Mt Goldsworthy Joint Venture – Yarrie, Australia	85	1,106	768	1,198
Mt Goldsworthy Joint Venture – Area C, Australia	85	44,717	42,425	39,794
Yandi Joint Venture, Australia	85	60,054	53,536	36,460

Total WAIO		158,874	148,055	122,697

Samarco, Brazil	50	10,982	11,423	11,709

Total iron ore		169,856	159,478	134,406

Coal Business
Metallurgical coal
Production (’000 tonnes) (5)
Blackwater, Australia	50	5,432	4,435	4,589
Goonyella Riverside, Australia (6)	50	6,221	5,003	5,359
Peak Downs, Australia	50	4,545	3,534	3,402
Saraji, Australia	50	3,449	3,053	2,779
Norwich Park, Australia (7)	50	–	1,175	1,055
Gregory joint venture, Australia (8)	50	2,523	1,411	2,717
Daunia, Australia (9)	50	475	–	–

Total BMA		22,645	18,611	19,901

	BHP Billiton Group interest %	BHP Billiton Group share of production Year ended 30 June
		2013	2012	2011
South Walker Creek, Australia	80	4,351	4,081	3,134
Poitrel, Australia	80	2,712	2,612	2,759

Total BHP Billiton Mitsui Coal (10)		7,063	6,693	5,893

Total Queensland Coal		29,708	25,304	25,794

Illawarra Coal, Australia	100	7,942	7,926	6,884

Total metallurgical coal		37,650	33,230	32,678

Energy coal
Production (’000 tonnes)
Navajo, United States	100	6,544	7,004	7,472
San Juan, United States	100	6,694	2,408	4,140

Total New Mexico Coal		13,238	9,412	11,612

Middelburg/Wolvekrans, South Africa	90	14,669	14,848	14,328
Khutala, South Africa	90	9,554	10,863	12,928
Klipspruit, South Africa	90	7,404	7,568	7,072

Total Energy Coal South Africa (11)		31,627	33,279	34,328

Mt Arthur Coal, Australia	100	18,010	16,757	13,671
Cerrejón, Colombia	33.3	10,017	11,663	9,889

Total energy coal		72,892	71,111	69,500

Aluminium, Manganese and Nickel Business
Alumina
Saleable production (’000 tonnes)
Worsley, Australia	86	3,675	2,917	2,902
Alumar, Brazil	36	1,205	1,235	1,108

Total alumina		4,880	4,152	4,010

Aluminium
Production (’000 tonnes)
Hillside, South Africa	100	665	621	711
Bayside, South Africa	100	96	98	97
Alumar, Brazil	40	154	170	174
Mozal, Mozambique	47	264	264	264

Total aluminium		1,179	1,153	1,246

Manganese ores
Saleable production (’000 tonnes)
Hotazel Manganese Mines, South Africa	44.4	3,490	3,625	3,007
GEMCO, Australia	60	5,027	4,306	4,086

Total manganese ores (12)		8,517	7,931	7,093

Manganese alloys
Saleable production (’000 tonnes)
Metalloys, South Africa (13)	60	374	404	486
TEMCO, Australia	60	234	198	267

Total manganese alloys (12)		608	602	753

	BHP Billiton Group interest %	BHP Billiton Group share of production Year ended 30 June
		2013	2012	2011
Nickel
Saleable production (’000 tonnes)
Cerro Matoso, Colombia	99.9	50.8	48.9	40.0
Nickel West, Australia	100	103.3	109.0	112.7

Total nickel		154.1	157.9	152.7

Divested businesses
Diamonds
Production (’000 carats)

EKATI™, Canada (14)	80	972	1,784	2,506

Total diamonds		972	1,784	2,506

Titanium minerals (15)
Production (’000 tonnes)
Titanium slag
Richards Bay Minerals, South Africa	37.76	53	384	366
Rutile
Richards Bay Minerals, South Africa	37.76	6	38	32
Zircon
Richards Bay Minerals, South Africa	37.76	16	100	83

Total titanium minerals		75	522	481

(1)	Sulphide mining and milling operations at Pinto Valley recommenced in FY2013. The operations were placed on care and maintenance in January 2009, but continued to produce copper cathode through sulphide leaching.

(2)	Includes Cerro Colorado and Spence.

(3)	Iron ore production is reported on a wet tonnes basis.

(4)	Newman includes Mt Newman Joint Venture and Jimblebar.

(5)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some energy coal.

(6)	Goonyella Riverside includes the Broadmeadow underground mine.

(7)	Norwich Park ceased production on 11 May 2012.

(8)	Gregory open-cut mine ceased production on 10 October 2012.

(9)	Daunia project achieved first production in the March 2013 quarter.

(10)	Shown on 100 per cent basis. BHP Billiton interest in saleable production is 80 per cent (FY2012: 80 per cent; FY2011: 80 per cent).

(11)	Shown on 100 per cent basis. BHP Billiton interest in saleable production reduced to 90 per cent during the second half of FY2013.

(12)	Shown on 100 per cent basis. BHP Billiton interest in saleable production is 60 per cent, except Hotazel Manganese Mines, which is 44.4 per cent (FY2012: 44.4 per cent; FY2011: 44.4 per cent).

(13)	Production includes medium-carbon ferromanganese.

(14)	Our 80 per cent operated interest in EKATI was sold on 10 April 2013.

(15)	Our 37.76 per cent non-operated interest in Richards Bay Minerals was sold on 7 September 2012. For FY2011, data was sourced from the TZ Minerals International Pty Ltd Mineral Sands Annual Review 2012, and amounts represent production for the preceding year ended 31 December 2011.

2.4    Marketing

BHP Billiton’s Marketing network manages the Group’s revenue line and is responsible for:

•	selling our products and managing the Marketing supply chain;

•	purchasing of all major raw materials;

•	managing credit and price risk associated with the revenue line;

•	achieving market clearing prices for the Group’s products;

•	defining our view of long-term market fundamentals.

Our responsibilities require an active presence in the various commodities markets and the global freight market, through which we oversee the management of the supply chain for our various products, extending from our assets to markets and, for raw materials, from suppliers to our assets. We also work to manage credit and price risk by assessing customers for creditworthiness and ensuring that the Group’s revenue is determined predominantly on an index or floating price basis.

Our market insight is strengthened by the multi-commodity nature of the Group, our proximity to our customers and the easy flow of information in our centralised marketing structure. We study the fundamentals of demand and the supply cycles and integrate these to form a long-term view of the market, through interaction with customers, forums and analysts. This allows us to better assess and respond to shifts in long-term pricing and demand and address trends across commodity markets.

The global hub for our marketing activities for all commodities, except oil and gas, is centralised in Singapore. The global hub for our marketing activities for oil and gas is centralised in Houston, United States.

During FY2013, the Marketing hub office in The Hague, Netherlands, was closed and most activities moved to Singapore, reflecting the continued predominance of sales in Asia.

The two marketing hub offices incorporate all the functions required to manage product marketing and distribution from our assets to final customers. In addition, we have marketers located in regional offices in 14 cities around the world.

Within the Singapore Marketing hub, we have a centralised ocean freight business that manages our in-house freight requirements. The primary purpose of the freight business is to create a competitive advantage for our shipments through the procurement and operation of quality, cost-effective shipping.

2.5    Minerals exploration

Our minerals exploration program is integral to our growth strategy and is focused on discovering and acquiring operating interests in mineral deposits with the potential to support large, long-life, low-cost, expandable upstream assets, diversified by commodity, geography and market.

Our greenfield (new sites) activities allow us to explore some of the most geologically prospective terrains in a number of countries and operating environments. Greenfield minerals exploration is focused on advancing targets within Chile and Peru, and is organised through our Copper Business. Greenfield activities include opportunity identification, application for and acquisition of mineral title, early reconnaissance operations and multi-million dollar delineation drilling programs.

In addition to our activities focused on finding new world-class deposits, several of our Businesses undertake brownfield (developments on existing sites) exploration, principally aimed at delineating and categorising mineral deposits near existing operations, and advancing projects through the development pipeline.

Our expenditure on minerals exploration over the last three years was:

Year ended 30 June	2013	2012	2011
	US$M	US$M	US$M

Greenfield exploration	179	324	207
Brownfield exploration	472	773	476

Total minerals exploration	651	1,097	683

2.6    Group Resource and Business Optimisation

Group Resource and Business Optimisation (RBO) provides governance and functional leadership for resource planning and development and Ore Reserve reporting. RBO is focused on ensuring optimal value recovery from our resources. The team includes functional experts in mineral resource evaluation, exploration, planning, research and development, work management, production processes, mine engineering and mineral process engineering.

RBO engages directly with assets to deliver guidance and assess compliance in resource development and Ore Reserve reporting. It provides the Group Management Committee with performance reports and portfolio analysis. RBO also provides functional expertise to audits and to investment review programs conducted by other Group Functions.

RBO’s accountabilities include governance for all resource and reserve estimation and Ore Reserve reporting.

2.7    Government regulations

Government regulations touch all aspects of our operations. However, the geographical diversity of our operations reduces the risk that any one set of government regulations would have a material effect on our business, taken as a whole.

The ability to extract minerals, oil and natural gas is fundamental to BHP Billiton. In most jurisdictions, the rights to undeveloped mineral or petroleum deposits are owned by the state. In those jurisdictions, we rely upon the rights granted to us by the government that owns the mineral, oil or natural gas. These rights usually take the form of a lease or licence, which gives us the right to access the land and extract the product. The terms of the lease or licence, including the time period for which it is effective, are specific to the laws of the relevant government. Generally, we own the product we extract and royalties or similar taxes are payable to the government. In certain jurisdictions in which we operate, such as Trinidad and Tobago, a production sharing contract (PSC) governs the relationship between the government and companies concerning how much of the oil and gas extracted from the country each will receive. In production sharing contracts the government awards rights for the execution of exploration, development and production activities to the company. The company bears the financial risk of the initiative, and explores, develops and ultimately produces the field as required. When successful, the company is permitted to use the money from a certain set percentage of produced oil and gas to recover capital and operational expenditures, known as ‘cost oil’. The remaining production is known as ‘profit oil’ and is split between the government and the company at a rate determined by the government and set out in the PSC.

Related to the ability to extract is the ability to process the minerals, oil or natural gas. Again, we rely upon the relevant government to grant the rights necessary to transport and treat the extracted material in order to ready it for sale.

Underlying our business of extracting and processing natural resources is the ability to explore for those natural resources. Typically, the rights to explore for minerals, oil and natural gas are granted to us by the government that owns those natural resources that we wish to explore. Usually, the right to explore carries with it the obligation to spend a defined amount of money on the exploration or to undertake particular exploration activities.

Although onshore oil and gas rights in the United States can be derived from government (state and federal) mineral rights, they are primarily derived from private ownership of the rights, which is the case for our onshore oil and gas rights. Oil and gas rights primarily take the form of a lease, but also can be owned onshore outright in fee. If the rights granted are by lease, we are afforded the rights to access, explore, extract, produce and market the oil and gas for a period of years and then generally so long thereafter as there is oil or gas production or operations on the leased lands.

Governments also impose obligations on us in respect of environmental protection, land rehabilitation, occupational health and safety, and native land title with which we must comply in order to continue to enjoy the right to conduct our operations within that jurisdiction. These obligations often require us to make substantial expenditures to minimise or remediate the environmental impact of our operations, to ensure the safety of our employees and contractors and the like. Environmental protection, land rehabilitation and occupational health and safety onshore in the United States are principally regulated by the government and to a lesser degree, if applicable, by the lease contract with the landowner. For further information on these types of obligations, refer to section 2.8 of this Annual Report.

Of particular note are the following regulatory regimes:

2.7.1    Uranium production in Australia

To mine, process, transport and sell uranium from within Australia, we are required to hold possession and export permissions, which are also subject to regulation by the Australian Government or bodies that report to the Australian Government.

To possess nuclear material, such as uranium, in Australia, a Permit to Possess Nuclear Materials (Possession Permit) must be held pursuant to the Australian Nuclear Non-Proliferation (Safeguards) Act 1987 (Non-Proliferation Act). A Possession Permit is issued by the Australian Safeguards and Non-Proliferation Office, an office established under the Non-Proliferation Act, which administers Australia’s domestic nuclear safeguards requirements and reports to the Australian Government.

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

(i) certain entities and/or individuals associated with Afghanistan, Belarus, Cote d’Ivoire, the Democratic People’s Republic of Korea (North Korea), the Democratic Republic of Congo, Egypt, Eritrea, the Republic of Guinea, the Republic of Guinea-Bissau, Iran, Lebanon, Liberia, Somalia, Sudan, Syria, Tunisia, Zimbabwe and the previous regimes of Iraq, Libya and Yugoslavia;

(ii) individuals indicted by the International Criminal Tribunal for the former Yugoslavia;

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

BHP Billiton Limited

From time to time, the United Nations Security Council and the Australian Government impose international sanctions on certain countries and organisations. The countries and organisations that are currently subject to United Nations sanctions are certain individuals or entities linked with the Taliban, Al-Qaeda and associated individuals and entities, other designated individuals and entities associated with terrorism, certain entities and individuals associated with the Democratic Republic of Congo, Cote d’Ivoire, the Democratic People’s Republic of Korea (North Korea), Eritrea, Guinea-Bissau, Iran, Iraq, Lebanon, Liberia, Libya, Sudan and Somalia. The countries currently subject to the Australian Government’s autonomous sanctions are Myanmar, the Democratic People’s Republic of Korea (North Korea), Fiji, the former Federal Republic of Yugoslavia, Iran, Libya, Syria and Zimbabwe. The controls impose certain approval and reporting requirements on transactions involving such countries, entities and individuals and/or assets controlled or owned by them. Transfers into or out of Australia of amounts greater than A$10,000 in any currency are also subject to reporting requirements. In addition, under the Australian Banking (Foreign Exchange) Regulations 1959, the Reserve Bank of Australia may impose restrictions on certain financial transactions and require the consent of the Reserve Bank of Australia for the movement of funds into and out of Australia. No such restrictions are currently in place.

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

Our ability to operate globally is dependent upon gaining access to natural resources and maintaining our licence to operate. Sustainable development is core to our strategy; we integrate health, safety, environmental, social and economic factors into our key decision-making. The sustainability dimensions that we report on include the health and safety of our people; governance and risk management processes; how we contribute to improved standards of living and self-sustaining communities; our impact on the environment and approach to resource conservation and biodiversity; and how we ensure the broader economic contributions of our operations benefit the regions in which we operate.

The information contained in this section covers assets that have been wholly owned and operated by BHP Billiton or that have been operated by BHP Billiton in a joint venture operation (controlled assets) for FY2013. Additional information relating to our sustainability performance for FY2013 is available in our Sustainability Report 2013 and is available online at www.bhpbilliton.com.

2.8.1    Governance and sustainability

The Sustainability Committee of the Board assists the Board in oversight of health, safety, environment and community (HSEC) matters. This includes overseeing areas relating to HSEC risk, compliance with applicable legal and regulatory requirements, and overall HSEC performance of the Group.

More specifically, management is accountable for the design and implementation of sustainability-related processes and performance necessary to comply with our suite of HSEC Group Level Documents (GLDs). GLDs describe the mandatory minimum performance requirements and accountabilities for definitive business obligations, processes, functions and activities across BHP Billiton. They are the foundation for developing and implementing management systems at our operations. Internal audits are required to be conducted annually to test compliance with the requirements of the HSEC GLDs. Audit results are used by management to create action plans where the Businesses have not yet achieved full compliance with the GLD requirements. Key findings are reported to senior management; and summary reports are considered by the Sustainability Committee of the Board and, where appropriate, by the Risk and Audit Committee of the Board.

2.8.2    Identifying and managing our material risks

We identify risks we consider material to our organisation and take into consideration the potential health, safety, environmental, social, reputational, legal and financial impacts. The severity of any particular risk is assessed according to the degree of harm, injury or loss from the most severe impact associated with a specific risk. The objectives of the risk management process are to understand the nature and tolerance of the material risks for the Group and to ensure they are managed through the verification and effectiveness testing of critical controls. Information relating to the material risks for the Group, including sustainability risks, is available in section 1.7 in this Annual Report. Our risk management processes are consistent with the hierarchy of controls described in Article 6 of International Labour Organization Safety and Health in Mines Convention, 1995 (No. 176).

2.8.3    Identifying our sustainability issues

We identified the sustainability issues included in this Annual Report and the Sustainability Report 2013 through a three-step materiality process. Step one of the process identified issues by reviewing our internal risk registers, enquiries from our shareholders and investors and daily print media coverage. Step two involved rating the significance of these issues from our stakeholders’ perspective and the potential impact on our organisation as low, medium or high. The third step was to review the issues and seek feedback from key stakeholders. A number of material issues are discussed in the following sections:

•	Operating with integrity and conducting business transparently.

•	Keeping our people and operations safe.

•	Focusing on the health and wellbeing of our people.

•	Developing our people.

•	Climate change and energy.

•	Biodiversity and land management.

•	Water management.

•	Supporting and engaging with our communities.

•	Respecting human rights.

•	Making a positive contribution to society.

Informing our thinking through the Forum on Corporate Responsibility

Established in 1999, the Forum on Corporate Responsibility (the Forum) is an advisory body, comprising nine highly respected civil society leaders who engage with our executive team on the Group’s material sustainability issues. The Forum is a key component of our stakeholder engagement program, contributing significant insight into society’s current and future priorities and providing an opportunity to understand and debate issues from multiple viewpoints.

BHP Billiton representatives benefit from engaging directly with a group of civil society leaders who represent different perspectives on current and emerging sustainability issues. The Forum helps to ensure societal implications are understood and considered in important Company decisions.

Our Chief Executive Officer chairs the meetings, which were held twice during FY2013. Sustainability topics discussed in the past financial year included emerging global social and environmental trends; climate change scenarios and adaptation; issues facing Indigenous peoples, including free, prior and informed consent; sustainability reporting; and transparency.

2.8.4    Operating with integrity and conducting business transparently

Wherever we operate in the world, we strive to work with integrity – doing what is right and doing what we say we will do. We care as much about how results are achieved as we do about the results themselves. We believe that to maintain our position as one of the world’s leading companies, we must commit to high ethical business practices and governance standards in all our dealings. We strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others.

Regardless of the country or culture within which our people work, our Anti-corruption GLD and the BHP Billiton Code of Business Conduct prohibit bribery and corruption in all our business dealings. Particulars in relation to the Code of Business Conduct and anti-corruption are referred to in section 5.16 in this Annual Report. Specific discussion on legal proceedings is available in section 8 in this Annual Report.

Product Stewardship

As our primary activities are in the extraction (and, in some cases, processing) stages of a product’s life cycle, the majority of the life cycles of our products occur after the products have left our control. Through our membership of the International Council on Mining and Metals (ICMM), we commit to implementing the ICMM Sustainable Development Framework, which requires that we facilitate and encourage responsible design, use, reuse, recycling and disposal of our products along the supply chain. We recognise there is strong business merit in implementing product stewardship programs with other participants involved in the life cycles of our products.

In FY2013, we engaged in a number of product stewardship initiatives, related to the International Manganese Institute, Steel Stewardship Forum, International Aluminium Institute, and Australian Petroleum Production and Exploration Association. For other commodities, including copper and nickel, we participate in the stewardship programs also incorporated within their industry associations.

For uranium, we practice and follow the product stewardship principles established by the World Nuclear Association, of which we are a member. These principles include supporting the safe and peaceful use of nuclear technology and promoting sustainable development for the whole industry. Product stewardship activities involving BHP Billiton range from participation in national and international programs to the transparency of allowing customers to physically audit our HSEC activities.

A number of our coal operations have also participated in initiatives relevant to product stewardship, including consideration of international certifications, as well as internal and external audits, with a view to providing transparency of the HSEC activities undertaken by our operations.

Many of our products are required to have a specific safety data sheet (SDS). These SDSs outline the relevant health, safety and environmental aspects of our products and are available to customers and the transporters of our products.

Working with our contractors and suppliers

Our globally managed contractors and suppliers have requirements in their contracts consistent with Our Charter, Code of Business Conduct, the Anti-corruption GLD and HSEC GLDs. Additionally, in our Supply ‘Source to Contract’ GLD, we specify that our suppliers align with our zero tolerance of a number of human rights infringements, including child labour, inhumane treatment of employees and forced or compulsory labour.

Contracted suppliers are categorised depending on their HSEC and business conduct risk and our level of commercial dependency. A procedure to engage with each supplier is developed appropriate to the level of risk.

Closure Planning

Closure planning is a key consideration in the planning and development of our projects and operations. Operations are required to maintain Closure Plans, which describe the proposed methods to rehabilitate and remediate following resource development and also address closure obligations. The Closure Plans provide the basis for estimating the closure costs and the associated accounting for closure and rehabilitation provisions. Detailed closure planning requirements, including the issues to be addressed, accuracy of cost estimates and risks to be assessed are described in our Corporation Alignment Planning GLD. Information on our closure and rehabilitation provisions can be found in note 18, ‘Provisions’, to the Consolidated Financial Statements in this Annual Report. In addition to our projects and operating assets, we are also responsible for a number of legacy operations that are in various stages of decommissioning, rehabilitation or post-closure care and maintenance.

Transparently reporting our taxes

Through our membership of the ICMM, we support the Extractive Industries Transparency Initiative (EITI). The EITI is a global initiative to improve governance in resource-rich countries through the verification and full publication of company payments and government revenues from oil, gas and mining. We are committed to supporting and cooperating in the implementation of country-level EITI Work Plans as our host countries progress the initiative.

In line with our support for the EITI, we have reported in the Sustainability Report 2013 payments of taxes and royalties derived from resource developments on a country-by-country basis. We have presented the data as the taxes and royalties that we pay as BHP Billiton (such as corporate income taxes and royalties) and also those that we collect on behalf of employees.

2.8.5    Keeping our people and operations safe

The safety and health of our people is core to every aspect of our business. Having our people return home safe and well at the end of every working day and enabling them to end their working life fit and healthy are central to everything we do. This is reflected in the processes and controls we have in place throughout our organisation.

Our safety performance

We remain vigilant in our focus on material safety risks, ensuring we have the appropriate controls in place to address these risks and that our people are appropriately trained. During FY2013, we increased our focus on assessing the effectiveness of controls for material risks, which required us to assess whether the critical controls were being deployed as designed and to the standard required. To monitor the effectiveness of these critical controls, they are established and then tracked through business systems, such as 1SAP and internal audit processes. The ability to monitor the effectiveness of critical controls prior to a potential event occurring provides the organisation with a leading indicator for the control of these risks.

The FY2013 total recordable injury frequency (TRIF) performance of 4.6 per million hours worked improved by two per cent compared with 4.7 in FY2012. While we continue to see year-on-year improvement, we recognise that TRIF is principally an indicator in highlighting broad personal injury trends, and we are reminded by the three work-related fatalities suffered in FY2013 that lower injury rates alone will not prevent fatalities. It also reinforces our efforts to improve the identification and management of material HSEC risks.

Total recordable injury frequency

Year ended 30 June	2013	2012	2011
Total recordable injury frequency (TRIF)	4.6	4.7	5.0

Managing our aviation risks

Aviation is a significant material safety risk, as we move over 450,000 people each year by chartered aircraft. We use two key assurance processes for the selection and use of contracted aircraft operators: the Basic Aviation Risk Standard (BARS) audit program managed by the Flight Safety Foundation (FSF) to verify design effectiveness and our own operational reviews to validate operating effectiveness, which are undertaken by our aviation specialists. The continued use of this approach, combined with the review of BHP Billiton and industry incidents, provides the basis for continued improvement of the control and management of our aviation risks.

After experiencing three pressurisation incidents since May 2011, we worked with the FSF and industry colleagues through the BARS program to increase industry standards. As an added control, pressurised aircraft are now required to adopt aural cabin pressure warnings (when available for the aircraft type) to help eliminate incidents related to pressurisation failure.

Responsibly undertaking deepwater drilling

Deepwater oil and gas exploration is an important aspect of our worldwide business. Our skilled drilling professionals use comprehensive and proven processes and systems to conduct deepwater drilling operations in a safe manner that complies with the regulations where we operate and our own strict requirements. We maintain common worldwide standards, cultivate a culture of continuous improvement and focus on reducing risk in all of our offshore oil and gas drilling operations.

2.8.6    Focusing on the health and wellbeing of our people

The acute and immediate nature of serious accidents can make them an obvious health and safety focus. However, the life-altering disabilities that can result from chronic exposure to health risks are equally serious. Health risks faced by our people include fatigue and occupational exposure to noise, silica, manganese, diesel exhaust particulate, fluorides, coal tar pitch, nickel and sulphuric acid mist. It is important that our people are fit for work; and we require our operations to have systems in place to minimise the risk of exposures, incidents and injuries. We are continuously working to reduce the potential for chronic exposure to health risks that can lead to life-altering disabilities.

Since FY2011, we have seen an increase in the reporting of musculoskeletal illnesses and a decrease in noise induced hearing loss (NIHL) case reporting. This change in reported cases has largely been driven by improved application of the United States Government Occupational Safety and Health Administration reporting guidelines.

Occupational illness incidence per 10,000 employees (1)

Year ended 30 June	2013	2012	2011
Noise induced hearing loss (NIHL)	10.2	19.4	20.7
Musculoskeletal	24.8	20.7	17.4
Other illnesses	12.9	7.0	5.4

Total	47.9	47.1	43.5

(1)	From FY2013 onwards, incidence of occupational illness is calculated on the average number of employees. This has been applied retrospectively to prior reporting years.

Managing our occupational exposures

Our priority is to control occupational exposures at their source, and we are focused on improving our occupational exposure controls to offer greater protection and further improve our performance. In those situations where we cannot control the source, a range of measures are employed, including the provision of personal protective equipment (PPE) to safeguard our people. Operations are required to establish, understand and maintain an exposure risk profile to harmful agents for employees and contractors and to identify the need for exposure controls and medical surveillance programs. We establish our own occupational exposure limits (OELs) when we believe local regulatory limits do not provide adequate protection for workers’ health. If a potential exposure to harmful agents exceeds 50 per cent of the OEL, medical surveillance is required to be implemented to identify potential illness or health effects at an early stage and to provide feedback as to whether the exposure controls we have in place are functioning as designed.

In FY2013, we set a target to reduce potential occupational exposure to carcinogens and airborne contaminants by 10 per cent by FY2017. This reduction is for exposures that exceed our baseline occupational exposure limits if not for the use of PPE. In FY2013, we had a 5.7 per cent decrease in the number of potential exposures to carcinogens and airborne contaminants (data for the divested EKATI Diamond Mine Asset was not included). This decrease was driven by the successful implementation of exposure reduction initiatives at two of our coal operations. It was also influenced by a reduction in head count at our copper operations and by small reductions in exposures at our nickel operations in Australia. Exposures could therefore rise again if our head count increases or if the small changes in nickel exposure are not sustainable. The overall decrease in exposures was adversely impacted by an increase in dust exposures at our aluminium operations in South Africa primarily due to major maintenance work following an unplanned potline outage dating from the March 2012 quarter.

2.8.7    Developing our people

Employing and developing talented and motivated people who share Our Charter values is critical to our long-term success. Each individual brings unique skills, experience and perspectives; and we recognise that we are strengthened by diversity. We are committed to providing a work environment in which everyone is treated fairly and with respect and has the opportunity to maximise their potential.

Recruitment is managed on a local basis by each area of our organisation, and employment is offered on merit. Every person applying for a job is evaluated according to their job-related skills, qualifications, abilities, aptitudes and alignment with Our Charter values. In some jurisdictions, targeted affirmative action through programs such as Indigenous employment and training and Black Economic Empowerment may be required to address historical imbalances and past discrimination.

Additional information relating to diversity, and employee policies and involvement at BHP Billiton is available in sections 5.17 and 7.8 in this Annual Report.

2.8.8    Climate change and energy

As a global organisation operating in an energy-intensive industry, we are actively managing risks associated with climate change, which are discussed in section 1.7 of this Annual Report.

Managing the potential impacts of climate change

Potential physical impacts of climate change on our operations may include changes in precipitation patterns, increased storm intensities and higher average temperatures, which may adversely affect the productivity and financial performance of our operations.

Regulations to control greenhouse gas (GHG) emissions can impact operational costs, particularly for more GHG-intensive assets, as well as impacting demand for fossil fuel products such as coal and gas. In the medium and long term, we are likely to see changes in the costs associated with our GHG-intensive assets as a result of regulatory requirements in a number of the countries where we operate, which may also have implications for our suppliers and customers. Inconsistency of regulations, particularly between developed and developing countries, could affect the investment attractiveness of assets in different jurisdictions.

Engaging in policy development

The issues associated with climate change continue to be a challenge for governments, communities and industries around the world; and it seems a global solution to climate change is some time away. Until then, nations are likely to continue to pursue their domestic GHG emissions reduction efforts to establish low-carbon economies, balancing their needs to ensure a reliable energy supply and sustainable economic growth.

We engage with policy makers on climate change policies in the key regions where we operate, including Australia, South Africa and South America. In FY2013, we engaged with Australian policy makers on the implementation of the Australian Government’s carbon price legislation.

Governments globally are considering a variety of legislative and regulatory options to mitigate GHG emissions. In our view, assessing these options requires an understanding of their likely effectiveness, scale and cost, as well as their implications for economic growth and quality of life. Our position is that any policy response should be broad-based and use a portfolio of complementary measures to deliver abatement. We believe the diversity of our portfolio, combined with actions focused on emissions abatement, will position us well to manage future policy developments. We have developed six principles to outline what we think any climate change policy should encompass to best tackle carbon emissions reduction: clear price signal; revenue neutral; trade friendly; broad-based; predictable and gradual; simple and effective.

We continue to hold the view that a price on carbon is just one of the potential policy measures that governments can adopt to address climate change. Independently, we maintain a Carbon Pricing Protocol, an internal mechanism for pricing carbon and determining carbon price impacts on our greenfield and brownfield developments and on mergers and acquisitions. Our Carbon Pricing Protocol is updated annually to reflect internal and external carbon price modelling and the proposed treatment of carbon permits in countries where we operate.

Reducing greenhouse gas emissions

We strive to continually improve energy and GHG management. At our operations where emissions exceed or are anticipated to exceed 50,000 tonnes of carbon dioxide equivalent (CO2-e) per annum, we require an Energy and GHG Management Plan to be implemented and maintained. In FY2013, over 90 per cent of our operations had emissions above this limit and they were required to identify, evaluate and implement energy efficiency and GHG-reduction projects.

We are committed to delivering emissions abatement opportunities and transparent public reporting of our emissions. In FY2013, we set an ambitious target to maintain our FY2017 GHG emissions below FY2006 baseline levels, while we continue to grow our business. The FY2006 baseline is adjusted for material acquisitions and divestments based on asset GHG emissions at the time of transaction. In order to achieve our target, we intend to focus on the continued implementation of identified abatement opportunities by our Businesses. Without this focus, we forecast that our absolute emissions would exceed the FY2006 baseline as a result of growth across our organisation.

In FY2013, our Scope 1 and 2 GHG emissions have increased by 6.5 million tonnes (Mt) to 46.7 Mt, predominantly due to increases across our Aluminium and Onshore US operations. Maintenance downtime due to torrential rain caused supply interruptions of hydropower to our Mozal aluminium smelter. This resulted in a GHG emissions increase of 3.6 Mt as the operation switched to coal-fired power supply. Continued development of the Onshore US unconventional oil and gas operations increased emissions by 1.3 Mt. We remain in line with our FY2017 target, with emissions lower than our FY2006 baseline. Of the assets that committed to implementing abatement projects in FY2013, 64 per cent did not achieve this due to resource and other constraints. This was partially offset by strong performance at three of our Copper operations, which exceeded their GHG abatement targets this year.

Supplying, accessing and efficiently using energy

Accessing a secure supply of energy is necessary for our continued growth. Many factors influence our ability to access energy, including increased global demand, issues related to local generation, transmission of power, and political and regulatory uncertainties. We are addressing these risks and securing energy supply through improving the energy efficiency of our operations, negotiating long-term contracts with energy providers and using diverse power sources.

Our total energy consumption was up 10.2 per cent on FY2012, largely driven by increased production at our Worsley and Onshore US operations. Within Australia, in compliance with the national Energy Efficiency Opportunities (EEO) Act 2006, we progressed a number of energy efficiency measures. The results of our participation in the EEO program for FY2013 will be available online in December 2013 at www.bhpbilliton.com.

2.8.9    Biodiversity and land management

Securing access to land and managing it effectively are essential components of our commitment to operate in a responsible and sustainable manner. We depend upon biodiversity and the related benefits derived from ecosystems such as food, air and water.

Biodiversity, land and our organisation

We acknowledge the importance of preserving biodiversity and the challenge this presents to all land users. Host governments and communities are seeking a greater demonstration of effective land stewardship as a critical component in their decision to grant land access. Competition for land is growing, whether it is from mining, agriculture, forestry, water supply or biodiversity conservation. Consequently, this requires broader consideration of how we manage land use and biodiversity at our operations and how this is balanced with other societal needs. Obtaining community support is most challenging when there is strong competition for the use of the land, such as the competition between resource development and agriculture.

We draw on the resources of the World Database on Protected Areas to identify whether our operations are in or adjacent to protected areas. We also have explicit requirements in our Environment GLD relating to areas of high environmental sensitivity and also in relation to threatened species. This GLD mandates the assessment, planning and management of the potential land and biodiversity impacts of our operations throughout their life cycle. Our operations are required to have Land and Biodiversity Management Plans that incorporate baseline and impact assessments, controls designed to mitigate impacts on biodiversity, land use and water resources, and monitoring programs to verify effectiveness of controls. Commonly described as a mitigation hierarchy, we aim to avoid land disturbance and, where this is not possible, to minimise our impacts, including rehabilitating land (both during operations and closure). Where unacceptable impacts remain, we look to undertake compensatory actions, such as biodiversity offsets.

Managing land access and rehabilitation

Our approach to land access is undertaken on a case-by-case basis and takes into account potential environmental, societal, economic or cultural impacts. We consider what land we need and seek to identify the uses of the land and the stakeholders who may be affected by our activities. We then look at our possible short-term and long-term impacts on that land, including the effects that our use may have on biodiversity, water resources, air and communities.

The rehabilitation of land no longer required for our activities continues to be a central part of our approach to managing our effects on land. We are required to rehabilitate disturbed areas consistent with the pre-disturbance land use or alternative land uses developed in consultation with stakeholders.

Enhancing biodiversity and contributing to conservation

In FY2013, we introduced new biodiversity and conservation targets. The first target focuses on a core business requirement to develop Land and Biodiversity Management Plans that include controls to prevent, minimise, rehabilitate and offset impacts to biodiversity and ecosystem services, which has been achieved by all our operations. We also introduced a new conservation target to finance the conservation and continuing management of areas of high biodiversity and ecosystem value that are of national and international conservation significance. To date, the Five Rivers Conservation Project, in Australia, and the Valdivian Coastal Reserve Conservation Project, in Chile, have been established.

2.8.10    Water management

The sustainability of our operations relies on our ability to obtain the appropriate quality and quantity of water and to use this resource responsibly.

Addressing water risks across our operations

The range of potential water-related risks and their possible impacts on water resources, biodiversity and communities makes managing water a complex task for our Businesses. Water risks and impacts experienced by our operations vary from region to region and from site to site, with some sites facing multiple and varying risks. Some are located in water scarce environments; others have to manage water excess, water quality or water discharge issues. At the same time, we anticipate climate change is likely to make the patterns and cycles of water flow less predictable, requiring our operations to have adaptive responses.

To address issues related to water availability and stakeholder expectations, our operations are required to develop a Water Management Plan. The plan takes into consideration the baseline quantity and quality of water potentially affected by our operations and requires the operation to quantify the acceptable level of impact to water resources, taking into account regulatory requirements and stakeholder expectations. Our operations also consider cumulative effects on water resources when multiple operations are active within a region. Preventive and mitigating controls necessary to achieve the acceptable level of impact are detailed in the plan, and each operation is required to implement a monitoring and review program that verifies the effectiveness of these controls.

To manage for potential risks, we set a target in FY2013 that required operations with water-related material risks, including volume and quality considerations, to set targets and to implement projects to reduce their impacts on water resources. This target recognises the local and regional context of water, and allows operations to annually review and define the necessary projects that will best address their material water risks. Our operations identified 80 projects that were expected to be completed during FY2013, of which 54 were implemented. The reasons projects were not implemented included a need to defer the project due to changing Business priorities, projects were found to not be viable after initial investigation or not likely to achieve the original benefits, or they were replaced with new projects to address the current needs of our Businesses.

Water reporting

Unlike the more established accounting approach to GHG emissions, there is no internationally consistent approach to water accounting and reporting. However, during FY2013, we aligned our water reporting across our global operations with the Minerals Council of Australia’s Water Accounting Framework. The framework aims to improve data integrity, allow more meaningful analysis on which to base policy-making and deliver improved outcomes for industry and communities. In adopting the Minerals Council of Australia Water Accounting Framework across our operations globally, we have refined the way we publicly report our water usage so as to incorporate water inputs by source and quality, and water output by quality and destination.

Managing waste

Mining and minerals processing operations produce large quantities of mineral waste, including waste rock, tailings and slag, which need to be effectively managed. Our operations are required to implement and maintain Waste Management Plans, which address waste minimisation, storage, transportation and disposal in a manner that controls the risk of adverse impacts on the environment and communities.

Tailings dams are operated, monitored and assessed to manage material risks, including the risk of failure. We are required to analyse mineral wastes and identify potential impacts arising from erosion, acid rock drainage, salinity, radioactivity and metal leaching. Our Environment GLD prohibits the disposal of tailings or waste rock into river or marine environments.

Safely managing our unconventional oil and gas resources

Following our entry into the onshore shale business in CY2011, we established our North America Shale Operating Principles to guide how we operate. Public concerns have been raised about risks related to hydraulic fracturing fluids, groundwater contamination, seismicity, land resources, GHG emissions and increased vehicular traffic. We work to understand these risks and what can be done to reduce or eliminate any potential impacts associated with our operations. Our North America Shale Operating Principles highlight our commitment to be the safest company in the industry; protect the land where we operate; safeguard and manage our water resources; minimise air emissions from our operations; and to be a good neighbour to our communities.
Producing gas from shale involves injecting water, sand and a small amount of chemicals under high pressure into the shale rock. This process is known as hydraulic fracturing. Typically, this occurs hundreds of metres below the water table, with protective rock between the groundwater aquifers and the shale gas formation. The hydraulic fracturing process enables hydrocarbons to be released into the wells, which are lined with protective steel casings and cemented across the groundwater intervals and water-producing formations to form continuous barriers between the well and any groundwater.

We do not drill or conduct hydraulic fracturing operations in an area without having confidence that water resources are protected. Our goal is to minimise our impact on surface water and groundwater and protect local resources. We have introduced an initiative to reduce water usage across our operations and are evaluating technologies to improve the re-use and recycling of water.

The water produced from the wells, including the hydraulic fracturing fluids, is disposed of in accordance with applicable oil and gas industry regulations and BHP Billiton operating standards. The composition of hydraulic fracturing fluids, including chemicals, is publicly disclosed in the hydraulic fracturing Chemical Disclosure Registry, FracFocus (www.fracfocus.org).

2.8.11    Supporting and engaging with our communities

With operations across the globe, we interact with a wide range of stakeholders who represent our host communities, regions and nations. We take their views and concerns into account in our decision-making and always strive for mutually beneficial outcomes.

We define stakeholders as those who are potentially affected by our operations or who have an interest in or influence what we do. Our operations are required to establish platforms for dialogue and to consider stakeholder expectations and concerns for activities throughout the life cycle of an operation.

Effectively engaging with communities

We seek to build trust with stakeholders at the earliest possible stage of a project’s life. Our Community GLD requires that a Stakeholder Engagement Management Plan be in place from the development phase of a project and be reviewed annually. The plans identify the interests and relationships of stakeholders and contain a range of culturally and socially inclusive engagement activities to encourage open communication.

Engagement activities vary from monthly meetings to open public forums, with topics ranging from town amenity and housing to impacts of growth and expansion projects, contractor management, security, cultural issues and socio-economic development. Our responses to concerns or complaints are recorded, as are any commitments we may make.

Our operations are required to measure the effectiveness of their stakeholder engagement by conducting community perception surveys every three years. These surveys provide a valuable external perspective on the quality of our engagement and whether our stakeholders believe we are effectively addressing the key concerns of their communities.

Addressing community concerns

Our operations are required to have local processes to accept, assess and resolve community concerns, complaints and grievances about the performance or behaviour of BHP Billiton and our people. The processes reflect the country context and associated risks and are transparent, culturally appropriate and readily accessible to all segments of the community. As part of the resolution process, all complaints and grievances are required to be acknowledged, documented and investigated internally. As required, appropriate actions are implemented and complainants are advised of the outcome.

Free Prior and Informed Consent

We have worked with the ICMM to develop a progressive position statement on Indigenous Peoples and Mining. This statement, which comes into effect in May 2015, specifically addresses the issue of Free Prior and Informed Consent (FPIC). As a member of ICMM, we will work to incorporate these elements in our internal standards, engage with government and potentially impacted Indigenous peoples and endeavour to obtain the relevant consent for our new projects in accordance with the statement.

The statement describes FPIC as a process based on good faith negotiation through which Indigenous peoples can give or withhold their consent using processes consistent with their traditional decision-making practices. Supporting commitments address understanding their rights and interests, building cross-cultural understanding, and agreeing on appropriate engagement processes and participation in decision-making.

A number of related commitments address how ICMM members should engage where government is responsible for managing Indigenous peoples’ interests and how to move forward when differences of opinion arise. The ICMM’s position recognises the right of governments to ultimately make decisions on development of resources and that, in most countries, neither Indigenous peoples nor other groups have a right to veto projects. Where consent cannot be reached, a host government may decide to proceed with a project after balancing the rights and interests of Indigenous peoples with the wider population. In these circumstances, it will be up to ICMM member companies to determine whether they remain involved with the project.

Acknowledging customary rights

At a very early stage in a project, we seek to identify landowners, occupiers and users who may be affected by our activities. Knowing who is connected to and uses the land is critical to establishing an effective community consultation and engagement program. It helps to ensure people potentially affected by our operations are fully aware of our activities and have an opportunity to express their concerns and aspirations. Arising from this engagement, the operational work plan may be amended to reduce potential impacts on landowners and users.

Surveys are commissioned to identify the customary owners and how the land is being used to ensure these uses are taken into account in our development plans. In instances where land may be used for customary purposes and no formal land title has been issued, information is requested from relevant organisations, including government authorities with responsibilities for customary land uses and Indigenous people’s representative organisations, such as land and tribal councils. Further enquiries are also made directly with the people in the area to help identify those with connections to the land.

2.8.12    Respecting human rights

We have a responsibility to understand our potential impacts on human rights and to mitigate or eliminate them. We are committed to operating in accordance with the United Nations (UN) Universal Declaration of Human Rights, UN Guiding Principles on Business and Human Rights and the UN Global Compact Principles, Our Charter and Code of Business Conduct, and the performance requirements detailed in our GLDs support this commitment.

Our human rights due diligence process

Our human rights due diligence process requires our operations to identify and document key potential human rights risks by completing a human rights impact assessment (HRIA). We require each HRIA to be verified and validated through an engagement process with stakeholders, and by a qualified specialist every three years and must be internally reviewed on an annual basis. Where a HRIA identifies a material risk, we require that a Human Rights Management Plan be developed and implemented. Selected employees and contractors receive training on how to comply with BHP Billiton’s human rights commitments.

Security and country risk

Our Security and Emergency Management GLD requires all our operations to identify security-related material risks to our people and property and engage relevant stakeholders to develop and manage security programs that respect human rights and fundamental freedoms. The nature and global reach of our organisation can result in our people working in countries where there is potential exposure to personal and business risk. We require an assessment of each country for the degree of risk associated with visiting, exploring and operating within it; and appropriate controls are developed to mitigate identified risks. The Voluntary Principles on Security and Human Rights (VPs) assist organisations to maintain the safety and security of their operations through the provision of an operating framework.

We use both public and private security providers to protect our people and assets. Our Security and Emergency Management GLD requires private security providers engaged by BHP Billiton to be signatories to, or agree in writing to align with, the International Code of Conduct for Private Security Providers. In addition to this, written advice is given to security providers outlining our commitment to the VPs and our expectations. Occasionally, it is necessary to provide armed security protection for the safety of our people. Firearms are only deployed under a set of approved rules of engagement and when it can be demonstrated that no other options exist to protect a human life, to carry out stewardship requirements (such as injured livestock management) or as a means of last resort when threatened by dangerous wildlife. Criteria for the use of firearms and rules of engagement must comply with the International Association of Oil and Gas Producers, ‘Firearms and the Use of Force’ (Report number 320, Revision 2).

2.8.13    Making a positive contribution to society

We believe we have an economic and social responsibility to make a positive contribution to the development of communities, regions and countries where we operate.

Our broad socio-economic contribution

At a Group level, we are an active participant in industry and sustainable development forums, such as the ICMM. We seek to understand our socio-economic impact on local communities and host regions through our participation in the ICMM’s Mining: Partnerships for Development initiative. This global initiative builds on the ICMM’s Resource Endowment initiative and seeks to enhance mining’s contribution to development and poverty reduction through multi-stakeholder partnerships.

We engage with governments on a range of policy issues and also play a role in advocating transparent and ethical governance, through our own actions and in discussion with opinion leaders. Nationally and regionally, we contribute taxes and royalties to governments that in turn provide infrastructure and services to their constituents. Additionally, we often develop infrastructure that provides local communities and businesses with benefits such as airports, roads, community childcare centres and medical clinics.

Training and employing local people is important to us. However, our ability to have a significant impact on unemployment is limited by the nature of our operations, as typically we require highly skilled people with relevant industry and technical experience. We make a broader economic contribution through indirect employment, where we focus on building the capacity of local businesses to provide us with a diverse range of services and products. In FY2013, 63 per cent of our Group spend was with local and regional suppliers. Local and regional spend, in this context, refers to spend within the communities in which we operate and the regions, such as states and provinces, where our operations are located.

We voluntarily invest one per cent of our pre-tax profit, calculated on the average of the previous three years’ pre-tax profit, in community programs that aim to have a long-lasting positive impact on people’s quality of life. This includes implementing new and supporting existing community projects.

Investing in the community

Our community development programs are focused on improving the quality of life for people in our host communities. Each community development project is required to be linked to a Community Development Management Plan. The plans are developed in consultation with local stakeholders and formulated from data gathered from an impacts and opportunities assessment and a social baseline study that identifies key quality-of-life indicators. We will monitor progress by tracking changes against these indicators every three years.

Community development projects are selected on the basis of their capacity to have a positive impact on quality-of-life indicators for the relevant community and to support the Group’s licence to operate. Projects are required to have documented objectives specifically linked to the achievement of long-term, sustainable outcomes and improvements in indicators identified in the social baseline study. Prior to approval, community projects are required to be assessed in relation to anti-corruption requirements, and are implemented in accordance with our Code of Business Conduct.

During FY2013, our voluntary community investment totalled US$245.8 million, comprising US$121 million cash, US$18.8 million for in-kind support and administrative costs and a US$106 million contribution to the BHP Billiton Foundation. The BHP Billiton Foundation was established in FY2013 to identify and support large sustainable development projects in countries and regions of interest to BHP Billiton to complement the local programs managed by our assets. This builds on contributions that have previously been made to the BHP Billiton Sustainable Communities charitable organisation in the United Kingdom. During FY2013, BHP Billiton Sustainable Communities’ expenditure was US$17 million, which included major projects, support for disaster relief efforts and donations to not-for-profit organisations as part of the Company’s Matched Giving Program. At the end of June 2013, BHP Billiton Sustainable Communities and the BHP Billiton Foundation had a total of US$277.4 million in funds available for future sustainable development projects.

Community investment

Year ended 30 June	2013	2012	2011
Community investment (US$M) (1)	245.8	214.1	195.5

(1)	The expenditure represents BHP Billiton’s equity share for both operated and non-operated joint venture operations.

The US$121 million cash component of our investment supported: community programs; the Group’s charitable foundations (excluding the BHP Billiton Foundation); and the enterprise and socio-economic development components of our broad-based Black Economic Empowerment programs in South Africa. Of the US$121 million in cash expenditure during FY2013, 37 per cent was invested in local communities; 41 per cent was invested regionally and the remaining 22 per cent was invested in national or international programs in countries where we operate.

Supporting employee contributions through matched giving

In addition to the social programs directly supported by the Group, many of our employees make a valuable contribution to their local communities by giving donations and their personal time and expertise to a range of activities. One of the most significant ways we support the efforts of our employees engaged in community activities is through our global Matched Giving Program, whereby employee volunteering hours and donation contributions are matched. The program aims to strengthen local communities by supporting and encouraging employees who volunteer or donate to not-for-profit organisations. In FY2013, more than 5,700 employees participated in the Matched Giving Program, volunteering a total of approximately 56,800 hours of their own time to community activities important to them. Employee contributions benefited more than 1,500 not-for-profit organisations, which received US$7.5 million as part of the program.

2.9    Employees

People are the foundation of our organisation and underpin our success. We value our people and encourage the development of talented and motivated employees to support the continued performance and growth of our diverse operations. We strive to build a sense of purpose and achievement among all our people in the work we do.

By working to Our Charter we align our people around our common purpose and values. We all use Our Charter as a vital reference point for how we do business, wherever we are in the world, and whatever work we do.

Our organisation is structured in three component parts: our five core Businesses (as of 10 May 2013), Group Functions and Marketing – each part of the organisation has a clear mandate that sets out the scope of responsibilities and accountabilities.

The average number of employees and contractors over the last three financial years is as follows:

Year ended 30 June	2013	2012	2011
Employees	49,496	46,370	40,757
Contractors	79,330	78,813	64,548

Total	128,826	125,183	105,305

The percentages of females in our workforce and of our senior leaders are as follows:
Year ended 30 June	2013	2012	2011
Female employees	17%	17%	16%
Senior leaders	366	406	364
Female senior leaders	11%	10%	10%

For further information about our employees and our approach to diversity, refer to sections 2.8.7, 5.17 and 7.8 of this Annual Report.

The table below provides a breakdown of the average number of employees, in accordance with our International Financial Reporting Standards (IFRS) reporting requirements, which includes our proportionate share of jointly controlled entities’ employees, the Executive Director and 100 per cent of employees of subsidiary companies, by Business for each of the past three financial years. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during a particular year are included for the period of ownership. Contractors are not included in the figures below.

Year ended 30 June	2013	2012	2011
Petroleum and Potash	3,838	3,273	2,430
Copper	9,648	8,775	7,602
Iron Ore	8,140	5,784	4,047
Coal	14,225	13,512	12,771
Aluminium, Manganese and Nickel	11,115	11,388	10,437
Group and unallocated	2,530	3,638	3,470

Total	49,496	46,370	40,757

The increase in employees during FY2013 is primarily due to the increase in Iron Ore as a result of the expansion of Jimblebar. For further information regarding the expansion of Jimblebar, refer to section 2.2.3 of this Annual Report.

The table below provides a breakdown of our average number of employees by geographic location for each of the past three financial years.

Year ended 30 June	2013	2012	2011
Africa	9,280	10,311	10,061
Asia	1,183	1,114	970
Australasia	21,953	19,330	16,222
Europe	289	532	560
North America	5,158	4,166	3,168
South America	11,633	10,917	9,776

Total	49,496	46,370	40,757

2.10    Organisational structure

2.10.1    General

The BHP Billiton Group consists of the BHP Billiton Limited Group and the BHP Billiton Plc Group as a combined enterprise, following the completion of the DLC merger in June 2001. Refer to note 26 ‘Subsidiaries’ to the financial statements for a list of BHP Billiton Limited and BHP Billiton Plc significant subsidiaries.

The BHP Billiton DLC merger was designed to place shareholders of both companies in a position where they effectively have an interest in a single group that combines the assets, and is subject to the liabilities, of both companies. BHP Billiton Limited and BHP Billiton Plc have each retained their separate corporate identities and maintain separate stock exchange listings, but they are operated and managed as if they are a single unified economic entity, with their boards and senior executive management comprising the same people.

2.10.2    DLC structure

The principles of the BHP Billiton DLC are reflected in the BHP Billiton Sharing Agreement and include the following:

•	the two companies are to operate as if they are a single unified economic entity, through Boards of Directors that comprise the same individuals and a unified senior executive management;

•	the Directors of both companies will, in addition to their duties to the company concerned, have regard to the interests of BHP Billiton Limited shareholders and BHP Billiton Plc shareholders as if the two companies were a single unified economic entity and, for that purpose, the Directors of each company take into account in the exercise of their powers the interests of the shareholders of the other;

•	certain DLC equalisation principles must be observed. These are designed to ensure that for so long as the Equalisation Ratio between a BHP Billiton Limited share and a BHP Billiton Plc share is 1:1, the economic and voting interests in the combined BHP Billiton Group resulting from the holding of one BHP Billiton Limited share are equivalent to that resulting from one BHP Billiton Plc share. Further details are set out in the sub-section ‘Equalisation of economic and voting rights’ below.

Additional documents that affect the DLC include:

•	BHP Billiton Limited Constitution

•	BHP Billiton Plc Articles of Association

•	BHP Billiton Special Voting Shares Deed

•	BHP Billiton Limited Deed Poll Guarantee

•	BHP Billiton Plc Deed Poll Guarantee.

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

The conditions have effect indefinitely, subject to amendment of the Australian Foreign Acquisitions and Takeovers Act 1975 or any revocation or amendment by the Treasurer of Australia. If BHP Billiton Limited no longer wishes to comply with these conditions, it must obtain the prior approval of the Treasurer. Failure to comply with the conditions attracts substantial penalties under the Foreign Acquisitions and Takeovers Act 1975.

Equalisation of economic and voting rights

BHP Billiton Limited shareholders and BHP Billiton Plc shareholders have economic and voting interests in the combined BHP Billiton Group. The economic and voting interests represented by a share in one company relative to the economic and voting interests of a share in the other company are determined by reference to a ratio known as the Equalisation Ratio. Presently, the economic and voting interests attached to each BHP Billiton Limited share and each BHP Billiton Plc share are the same, since the Equalisation Ratio is 1:1. The Equalisation Ratio would change if either BHP Billiton Limited or BHP Billiton Plc returned value to only its shareholders and no matching action was taken.

This means that the amount of any cash dividend paid by BHP Billiton Limited in respect of each BHP Billiton Limited share is normally matched by an equivalent cash dividend by BHP Billiton Plc in respect of each BHP Billiton Plc share, and vice versa. If one company has insufficient profits or is otherwise unable to pay the agreed dividend, BHP Billiton Limited and BHP Billiton Plc will, as far as practicable, enter into such transactions as are necessary to enable both companies to pay the agreed amount of pre-tax dividends per share.

Joint Electorate Actions

Under the terms of the DLC agreements, the BHP Billiton Limited Constitution and the BHP Billiton Plc Articles of Association have implemented special voting arrangements so that the shareholders of both companies vote together as a single decision-making body on matters affecting the shareholders of each company in similar ways (such matters are referred to as Joint Electorate Actions). For so long as the Equalisation Ratio remains 1:1, each BHP Billiton Limited share will effectively have the same voting rights as each BHP Billiton Plc share on Joint Electorate Actions.

A Joint Electorate Action requires approval by ordinary resolution (or special resolution if required by statute, regulation, applicable listing rules or other applicable requirements) of BHP Billiton Limited and also of BHP Billiton Plc. Both the BHP Billiton Limited ordinary shareholders and the holder of the BHP Billiton Limited Special Voting Share vote as a single class and, in the case of BHP Billiton Plc, the BHP Billiton Plc ordinary shareholders and the holder of the BHP Billiton Plc Special Voting Share vote as a single class.

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

These voting arrangements are secured through the constitutional documents of the two companies, the BHP Billiton Sharing Agreement, the BHP Billiton Special Voting Shares Deed and rights attaching to a specially created Special Voting Share issued by each company and held in each case by a Special Voting Company. The shares in the Special Voting Companies are held legally and beneficially by Law Debenture Trust Corporation Plc.

Cross guarantees

BHP Billiton Limited and BHP Billiton Plc have each executed a Deed Poll Guarantee, pursuant to which creditors entitled to the benefit of the BHP Billiton Limited Deed Poll Guarantee and the BHP Billiton Plc Deed Poll Guarantee will, to the extent possible, be placed in the same position as if the relevant debts were owed by both BHP Billiton Limited and BHP Billiton Plc on a combined basis.

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

The effect of each of these agreements and the manner in which they operate are described in section 2.10 of this Annual Report.

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

2.12.4    Loans by Directors

Any Director may lend money to BHP Billiton at interest with or without security or may, for a commission or profit, guarantee the repayment of any money borrowed by BHP Billiton and underwrite or guarantee the subscription of shares or securities of BHP Billiton or of any corporation in which BHP Billiton may be interested without being disqualified as a Director and without being liable to account to BHP Billiton for any commission or profit.

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

As described under the heading ‘Equalisation of economic and voting rights’ in section 2.10.2 of this Annual Report, certain matters may be decided as Joint Electorate Actions or Class Rights Actions. Any matter considered by shareholders at an Annual General Meeting of BHP Billiton Limited or BHP Billiton Plc constitutes a Joint Electorate Action and shall therefore be decided on a poll. Therefore, in practice, generally all items of business at Annual General Meetings proceed directly to poll.

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

Share control limits imposed by the Constitution and the Articles of Association, as well as relevant laws, are described in sections 2.7.2 and 2.10.2 of this Annual Report.

2.12.14    Documents on display

You can consult reports and other information about BHP Billiton Limited that it has filed pursuant to the rules of the Australian Securities Exchange (ASX) at www.asx.com.au. You can consult reports and other information filed for publication by BHP Billiton Plc pursuant to the rules of the UK Listing Authority at the Authority’s document viewing facility (the National Storage Mechanism) at www.morningstar.co.uk/uk/NSM . Information filed on the ASX, or pursuant to the rules of the UK Listing Authority is not incorporated by reference into this Annual Report. The documents referred to in this Annual Report as being available on our website, www.bhpbilliton.com, are not incorporated by reference and do not form part of this Annual Report.

BHP Billiton Limited and BHP Billiton Plc both file annual and special reports and other information with the US Securities and Exchange Commission (SEC). These filings are available on the SEC website at www.sec.gov. You may also read and copy any document that either BHP Billiton Limited or BHP Billiton Plc files at the SEC’s public reference room located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 or access the SEC website at www.sec.gov for further information on the public reference room.

2.13    Reserves

2.13.1    Petroleum reserves

Reserves and production

BHP Billiton Petroleum proved reserves are estimated and reported according to SEC standards. For FY2013, proved oil and gas reserves have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X. Proved oil and gas reserves are those quantities of crude oil, natural gas and natural gas liquids (NGL), which, by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs, and under existing economic conditions, operating methods, operating contracts and government regulations. Unless evidence indicates that renewal of existing operating contracts is reasonably certain, estimates of economically producible reserves reflect only the period before the contracts expire. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence within a reasonable time. Developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, and through installed extraction equipment and infrastructure operational at the time of the reserve estimate if the extraction is by means not involving a well. As specified in Rule 4-10(a) of Regulation S-X, oil and gas prices are taken as the unweighted average of the corresponding first day of the month prices for the 12 months prior to the ending date of the period covered.

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

Proved reserves were estimated by reference to available well and reservoir information, including but not limited to well logs, well test data, core data, production and pressure data, geologic data, seismic data and, in some cases, to similar data from analogous, producing reservoirs. A wide range of engineering and geoscience methods, including performance analysis, well analogues and geologic studies were used to estimate high confidence proved developed and undeveloped reserves in accordance with SEC regulations. For our conventional assets, performance of producing wells was based on rate and pressure decline methods, including material balance, and was supplemented by reservoir simulation where appropriate. In our Onshore US shale assets, performance of producing wells was based on rate decline and pressure normalised decline curve analysis methods. For wells that lacked sufficient production history, reserves were estimated using performance-based type curves and offset location analogues with similar geologic and reservoir characteristics. When assessing proved undeveloped locations, a combination of geologic and engineering data, and where appropriate, statistical analysis was used to support the assignment of proved undeveloped reserves. Performance data, along with log and core data, was used to delineate consistent, continuous reservoir characteristics in core areas of the development. Proved undeveloped locations were included in core areas between known data and adjacent to productive wells. Locations where a high degree of certainty could not be demonstrated using the above technologies and techniques, were not categorised as proved.

Proved reserve estimates were attributed to future development projects only where there is a significant commitment to project funding and execution, and for which applicable government and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves include only volumes for which access to market is assured with reasonable certainty. All proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities, or from changes in economic factors, including product prices, contract terms or development plans.

The Petroleum Reserves Group (PRG) is a dedicated group that provides oversight of the reserves’ assessment and reporting processes. It is independent of the various asset teams directly responsible for development and production activities. The PRG is staffed by individuals averaging over 30 years’ experience in the oil and gas industry. The manager of the PRG is a full-time employee of BHP Billiton and is the individual responsible for overseeing the preparation of the reserve estimates and compiling the information for inclusion in this Annual Report. He has an advanced degree in engineering and over 30 years of diversified industry experience in reservoir engineering, reserves assessment, field development and technical management and is a 30-year member of the Society of Petroleum Engineers (SPE). He has also served on the Society of Petroleum Engineers Oil and Gas Reserves Committee. The PRG manager has reviewed and agrees with the information included in section 2.13.1 of this Annual Report. No part of the individual compensation for members of the PRG is dependent on reported reserves.

Petroleum’s reserves are estimated as of 30 June 2013. Reserve assessments for all Petroleum properties were conducted by technical staff within the operating organisation. These individuals meet the professional qualifications outlined by the Society of Petroleum Engineers, are trained in the fundamentals of SEC reserves reporting and the reserves processes and are endorsed by the PRG. Each reserve assessment is reviewed annually by the PRG to ensure technical quality, adherence to internally published Petroleum business guidelines and compliance with SEC reporting requirements. Once endorsed by the PRG, all reserves receive final endorsement by senior management and the Risk and Audit Committee prior to public reporting. Our internal Group Risk Assessment and Assurance provides secondary assurance of the oil and gas reserve reporting processes through annual audits.

Production for FY2013 totalled 236 million barrels of oil equivalent (1) (MMboe) in sales, which is an increase of 14 MMboe over FY2012. There was an additional 5 MMboe in non-sales production, primarily for fuel consumed in our Petroleum operations. During FY2013, Petroleum added a total of 246 MMboe of proved oil and gas reserves. Excluding net purchases and sales of negative 2 MMboe, proved additions of 248 MMboe replaced 103 per cent of production sales through extensions, discoveries, revisions and improved recovery. At 30 June 2013, approximately 48 per cent of our proved reserves were in conventional assets, while approximately 52 per cent were in unconventional assets.

New additions from extensions and discoveries totalled 501 MMboe, primarily for new liquids-focused development projects in the Eagle Ford area, located onshore in the United States. Improved recovery additions were 14 MMboe and are associated with a water injection project at the Shenzi field in the Gulf of Mexico. Revisions were negative 267 MMboe and are primarily related to deferral of drilling in undeveloped areas of the Eagle Ford, Haynesville and Fayetteville areas that contain relatively dry gas with little or no associated liquids.

Our proved reserves for conventional assets decreased by 7 MMboe in FY2013. The Mad Dog Phase 2 project accounted for 65 MMboe of this reduction and was due to a partial sale of interest (2 MMboe) and the decision to send the project back to the study phase in view of higher projected costs for the originally approved development. Partially offsetting this were the noted Shenzi improved recovery additions, extensions of 6 MMboe in fields in the North West Shelf area of Australia and Atlantis in the Gulf of Mexico along with 38 MMboe of revisions in several other fields.

In the North American shale fields, proved reserves increased by 253 MMboe. Net developed reserve extensions due to drilling were 144 MMboe while conversions from undeveloped to developed reserves totalled 44 MMboe. Field performance added an additional 28 MMboe to proved reserves. During FY2013, forward drilling plans were directed towards liquids-focused areas having higher value, and allowed 350 MMboe of proved undeveloped reserves to be added as extensions. Proved undeveloped well locations that are now planned to be drilled in more than five years’ time, as a result of refocused drilling plans, have been reclassified out of proved undeveloped and resulted in a reduction of 269 MMboe.

These results are summarised in the tables below, which detail estimated oil, condensate, NGL and natural gas reserves at 30 June 2013, 30 June 2012 and 30 June 2011, with a reconciliation of the changes in each year. Reserves have been calculated using the economic interest method and represent net interest volumes after deduction of applicable royalty. Reserves of 66 MMboe are in two production and risk-sharing arrangements that involve the Group in upstream risks and rewards without transfer of ownership of the products. At 30 June 2013, approximately two per cent of the proved reserves are attributable to those arrangements.

(1)	Total boe conversion is based on the following: 6000 scf of natural gas equals 1 boe.

Millions of barrels	Australia	United States	Other (c)	Total
Proved developed and undeveloped oil and condensate reserves (a)(b)
Reserves at 30 June 2010	207.2	262.7	46.7	516.6

Improved recovery	0.4	21.2	–	21.6
Revisions of previous estimates	1.3	2.5	3.9	7.7
Extensions and discoveries	2.8	1.6	0.2	4.6
Purchase/sales of reserves	–	–	–	–
Production (b)	(40.4)	(30.2)	(10.0)	(80.6)

Total changes	(36.0)	(4.8)	(5.9)	(46.7)

Reserves at 30 June 2011	171.2	257.9	40.8	469.9

Improved recovery	–	33.2	–	33.2
Revisions of previous estimates	8.7	120.6	5.1	134.4
Extensions and discoveries	8.8	2.9	–	11.7
Purchase/sales of reserves	–	32.0	–	32.0
Production (b)	(31.2)	(30.8)	(9.2)	(71.2)

Total changes	(13.6)	157.8	(4.1)	140.1

Reserves at 30 June 2012	157.6	415.7	36.6	610.0

Improved recovery	–	12.6	0.1	12.7
Revisions of previous estimates	13.7	(65.7)	1.1	(50.9)
Extensions and discoveries	0.2	137.5	0.2	137.9
Purchase/sales of reserves	–	(1.9)	–	(1.9)
Production (b)	(25.9)	(38.7)	(7.9)	(72.5)

Total changes	(12.0)	43.8	(6.5)	25.4

Reserves at 30 June 2013	145.7	459.6	30.1	635.4

Developed
Proved developed oil and condensate reserves
as of 30 June 2010	150.1	104.5	42.2	296.8
as of 30 June 2011	116.0	92.2	38.5	246.7
as of 30 June 2012	101.5	148.6	36.5	286.6
Developed Reserves as of 30 June 2013	105.0	209.5	27.7	342.2

Undeveloped
Proved undeveloped oil and condensate reserves
as of 30 June 2010	57.1	158.2	4.5	219.8
as of 30 June 2011	55.2	165.7	2.2	223.1
as of 30 June 2012	56.2	267.1	0.1	323.4
Undeveloped Reserves as of 30 June 2013	40.6	250.1	2.5	293.2

(a)	Small differences are due to rounding to first decimal place.

(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.

(c)	Other is comprised of Algeria, Pakistan, Trinidad and Tobago, and the United Kingdom.

Millions of barrels	Australia	United States	Other (c)	Total
Proved developed and undeveloped NGL reserves (a)
Reserves at 30 June 2010	109.5	11.7	2.2	123.4

Improved recovery	0.3	0.9	–	1.2
Revisions of previous estimates	0.7	(1.0)	(0.2)	(0.5)
Extensions and discoveries	0.4	–	–	0.4
Purchase/sales of reserves	–	–	–	–
Production (b)	(8.0)	(2.0)	(1.3)	(11.3)

Total changes	(6.5)	(2.2)	(1.5)	(10.2)

Reserves at 30 June 2011	102.9	9.6	0.7	113.2

Improved recovery	–	0.9	–	0.9
Revisions of previous estimates	0.2	49.7	(0.1)	49.9
Extensions and discoveries	–	2.1	–	2.1
Purchase/sales of reserves	–	41.9	–	41.9
Production (b)	(7.9)	(5.7)	(0.4)	(14.1)

Total changes	(7.7)	89.0	(0.5)	80.8

Reserves at 30 June 2012	95.2	98.6	0.2	194.0

Improved recovery	–	1.0	–	1.0
Revisions of previous estimates	3.5	(23.3)	–	(19.8)
Extensions and discoveries	0.1	82.2	–	82.3
Purchase/sales of reserves	–	–	–	0.0
Production (b)	(7.9)	(9.6)	–	(17.5)

Total changes	(4.3)	50.3	–	45.9

Reserves at 30 June 2013	90.9	148.9	0.2	239.9

Developed
Proved developed NGL reserves
as of 30 June 2010	67.0	4.4	2.2	73.6
as of 30 June 2011	60.3	2.6	0.7	63.6
as of 30 June 2012	53.9	22.5	0.2	76.6
Developed Reserves as of 30 June 2013	54.7	54.1	0.2	108.9

Undeveloped
Proved undeveloped NGL reserves
as of 30 June 2010	42.5	7.3	–	49.8
as of 30 June 2011	42.6	7.0	0.1	49.7
as of 30 June 2012	41.3	76.1	–	117.4
Undeveloped Reserves as of 30 June 2013	36.2	94.8	–	131.0

(a)	Small differences are due to rounding to first decimal place.

(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.

(c)	Other is comprised of Algeria, Pakistan, Trinidad and Tobago, and the United Kingdom.

Billions of Cubic Feet	Australia (b)	United States	Other (f)	Total
Proved developed and undeveloped natural gas reserves (a)
Reserves at 30 June 2010	3,666.3	86.6	772.8	4,525.7

Improved recovery	–	3.5	–	3.5
Revisions of previous estimates	582.8	197.9	12.4	793.1
Extensions and discoveries	63.7	0.3	31.6	95.6
Purchase/sales of reserves	–	2,490.6	–	2,490.6
Production (c)	(274.7)	(49.1)	(81.2)	(405.0)

Total changes	371.8	2,643.1	(37.2)	2,977.8

Reserves at 30 June 2011	4,038.1	2,729.8	735.6	7,503.5

Improved recovery	–	3.3	–	3.3
Revisions of previous estimates	90.1	328.1	29.1	447.3
Extensions and discoveries	6.6	128.3	–	134.9
Purchase/sales of reserves	–	3,297.3	–	3,297.3
Production (c) (e)	(276.1)	(458.4)	(122.6)	(857.2)

Total changes	(179.5)	3,298.7	(93.5)	3,025.7

Reserves at 30 June 2012	3,858.6	6,028.5	642.1	10,529.2

Improved recovery	–	3.4	–	3.4
Revisions of previous estimates	34.6	(1,159.5)	(54.9)	(1,179.8)
Extensions and discoveries	8.7	1,675.4	–	1,684.1
Purchase/sales of reserves	–	(0.5)	–	(0.5)
Production (c) (e)	(299.3)	(491.3)	(116.3)	(906.9)

Total changes	(255.9)	27.4	(171.2)	(399.7)

Reserves at 30 June 2013	3,602.6	6,055.9	471.0	10,129.5

Developed
Proved developed natural gas reserves
as of 30 June 2010 (d)	1,724.8	30.3	236.8	1,991.9
as of 30 June 2011	1,754.0	1,122.1	719.9	3,596.0
as of 30 June 2012	1,619.0	2,742.5	634.5	4,996.0
Developed Reserves as of 30 June 2013	2,674.4	3,094.3	471.0	6,239.7

Undeveloped
Proved undeveloped natural gas reserves
as of 30 June 2010 (d)	1,941.5	56.4	535.9	2,533.8
as of 30 June 2011	2,284.1	1,607.7	15.7	3,907.4
as of 30 June 2012	2,239.6	3,286.0	7.6	5,533.2
Undeveloped Reserves as of 30 June 2013	928.2	2,961.6	–	3,889.8

(a)	Small differences are due to rounding to first decimal place.

(b)	Production for Australia includes gas sold as LNG.

(c)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.

(d)	Reserves at 30 June 2010 do not include volumes expected to be consumed by operations.

(e)	Production includes volumes consumed by operations.

(f)	Other is comprised of Algeria, Pakistan, Trinidad and Tobago, and the United Kingdom.

Millions of barrels of oil equivalent (a)	Australia	United States	Other (f)	Total
Proved developed and undeveloped oil, condensate, natural gas and NGL reserves (b)
Reserves at 30 June 2010 (d)	927.7	288.8	177.7	1,394.3

Improved recovery	0.7	22.6	–	23.3
Revisions of previous estimates	99.1	34.5	5.9	139.5
Extensions and discoveries	13.9	1.6	5.4	20.9
Purchase/sales of reserves	–	415.1	–	415.1
Production (c)	(94.2)	(40.3)	(24.9)	(159.4)

Total changes	19.5	433.5	(13.6)	439.4

Reserves at 30 June 2011	947.2	722.4	164.1	1,833.7

Improved recovery	–	34.7	–	34.7
Revisions of previous estimates	23.9	225.0	9.9	258.8
Extensions and discoveries	9.9	26.4	–	36.3
Purchase/sales of reserves	–	623.5	–	623.5
Production (c) (e)	(85.1)	(113.0)	(30.1)	(228.2)

Total changes	(51.3)	796.6	(20.2)	725.2

Reserves at 30 June 2012	895.9	1,519.0	143.9	2,558.8

Improved recovery	–	14.2	–	14.2
Revisions of previous estimates	23.0	(282.3)	(8.1)	(267.3)
Extensions and discoveries	1.8	498.9	0.2	500.9
Purchase/sales of reserves	–	(2.0)	–	(2.0)
Production (c) (e)	(83.7)	(130.2)	(27.3)	(241.2)

Total changes	(59.0)	98.7	(35.1)	4.7

Reserves at 30 June 2013	837	1,617.7	108.8	2,563.5

Developed
Proved developed oil, condensate, natural gas and NGL reserves
as of 30 June 2010 (d)	504.6	114	83.9	702.4
as of 30 June 2011	468.6	281.9	159.2	909.7
as of 30 June 2012	425.1	628.2	142.5	1,195.8
Developed Reserves as of 30 June 2013	605.5	779.2	106.3	1,491.0

Undeveloped
Proved developed oil, condensate, natural gas and NGL reserves
as of 30 June 2010 (d)	423.2	174.9	93.8	691.9
as of 30 June 2011	478.6	440.5	4.9	924.0
as of 30 June 2012	470.8	890.8	1.4	1,363.0
Undeveloped Reserves as of 30 June 2013	231.5	838.5	2.5	1,072.5

(a)	Barrel oil equivalent conversion based on 6,000 scf of natural gas equals 1 boe.

(b)	Small differences are due to rounding to first decimal place.

(c)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.

(d)	Reserves at 30 June 2010 do not include volumes expected to be consumed by operations.

(e)	Production includes volumes consumed by operations.

(f)	Other is comprised of Algeria, Pakistan, Trinidad and Tobago, and the United Kingdom.

Proved undeveloped reserves

At 30 June 2013, Petroleum had 1,072 MMboe of proved undeveloped reserves, as compared to 1,363 MMboe at 30 June 2012. The successful completion of development activities and commissioning of both the North Rankin B compression platform and the Macedon gas project on the North West Shelf in Australia converted approximately 242 MMboe of proved undeveloped to developed reserves and was the primary reason for the reduction from FY2012.

Proved undeveloped reserves were removed from Mad Dog Phase 2 as previously noted. The 343 MMboe of proved undeveloped reserves in the conventional fields are located in large offshore projects. These reserves require significant capital expenditures and multi-year lead times before initial production can be achieved. Based on the current project schedule, 99 per cent of the 1,072 MMboe currently classified as undeveloped is in currently producing fields or fields being actively pursued, which are scheduled to start producing within the next five years. In currently producing fields, the proved undeveloped reserves will be developed and brought on stream in a phased manner to best optimise the use of production facilities and to meet long-term gas supply contracts.

The majority of proved undeveloped reserves at 30 June 2013 were in the North American shale fields, accounting for 729 MMboe. In these fields, approximately half of this volume is in the Eagle Ford area, which is where we are increasing the focus of our drilling to develop and produce higher value, liquids-rich gas. Management plans anticipate drilling all of these proved undeveloped reserves in the North American shale fields in the next five years. None of these proved undeveloped reserves will be more than five years old at the time they are drilled.

Petroleum has an established track record of progressing large proved undeveloped reserves to developed, as evidenced by the conversion of 301 MMboe to developed in FY2013. Over the past three years, the conversion of proved undeveloped to developed has averaged 153 MMboe per year. This is twice the average conversion rate reported in FY2012. During FY2013, Petroleum spent US$7.2 billion progressing development of undeveloped reserves worldwide.

2.13.2     Ore Reserves

Ore Reserves are estimates of the amount of ore that can be economically and legally extracted and processed from our mining properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of Ore Reserves requires the size, shape and depth of ore bodies to be determined by analysing geological data such as drilling samples. Because the economic assumptions used to estimate reserves change from period to period and because additional geological and operational data is generated during the course of operations, estimates of reserves may change from period to period. All of the Ore Reserve figures presented are reported in 100 per cent terms and represent estimates at 30 June 2013 (unless otherwise stated). All tonnes and grade information has been rounded, hence small differences may be present in the totals. Tonnes are reported as dry metric tonnes unless otherwise stated.

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

The reported Ore Reserves contained in this Annual Report do not exceed the quantities that we estimate could be extracted economically if future prices for each commodity were equal to the average historical prices for the three years to 31 December 2012, using current operating costs. However, we do not use a bauxite, aluminium or alumina price to determine bauxite reserves. The primary criteria for determining bauxite reserves are the feed specifications required by the captive alumina refinery. In addition to these specifications a number of modifying factors are used to differentiate bauxite reserves from other mineralised material. For our Hotazel Manganese Mines, geological stratigraphic controls, cut-off grade and plant feed requirements are used to determine reserves.

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

Commodity Price	US$
Copper	3.68/lb
Gold	1,488/oz
Nickel	9.42/lb
Silver	28.84/oz
Lead	1.00/lb
Zinc	0.95/lb
Uranium	50.36/lb
Iron Ore – Fines Iron Ore – Lump	2.246/dmtu 2.427/dmtu
Metallurgical Hard Coking Coal	199.9/t
Thermal Coal Newcastle (1)	104.7/t
Thermal Coal Colombia (1)	90.6/t

(1)	Thermal coal prices reported are sourced from the McCloskey Report FOB by region. Newcastle 6000 kcal/tonne Net As Received and Colombia 11,300 British Thermal Units Gross As Received. These are comparable to realised prices used to test for impairment. The realised price for South African Coal used to test for impairment is not aligned with the McCloskey Report price and is not disclosed in this table due to contractual commercial sensitivity.

The reported reserves may differ in some respects from the reserves we report in our home jurisdictions of Australia and the UK. Those jurisdictions require the use of the Australasian Code for reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2012 (the JORC Code), which contemplates the use of reasonable investment assumptions in calculating reserve estimates.

Copper Business

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2013																			As at 30 June 2012
Commodity Deposit (1)(2)(3)(4)	Ore Type	Proven Ore Reserves					Probable Ore Reserves					Total Ore Reserves					Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserves					Reserve Life (years)
		Mt	% TCu	% SCu			Mt	% TCu	% SCu			Mt	% TCu	% SCu					Mt	% TCu	% SCu
Copper
Escondida	Oxide	84	0.88	–			61	0.71	–			145	0.81	–			54	57.5	116	0.89	–			54
	Sulphide	3,760	0.76	–			1,340	0.60	–			5,100	0.72	–					4,928	0.71	–
	Sulphide Leach	1,470	0.45	–			550	0.42	–			2,020	0.44	–					1,977	0.47	–
Cerro Colorado (5)	Oxide	22	0.63	0.46			91	0.58	0.41			113	0.59	0.42			9	100	131	0.61	0.44			10
	Sulphide	24	0.72	0.12			42	0.60	0.13			66	0.64	0.13					71	0.65	0.13
Spence (6)	Oxide	31	0.80	0.57			4.0	0.73	0.60			35	0.79	0.57			10	100	36	0.85	0.62			11
	Oxide Low Solubility	20	0.99	0.45			18	0.65	0.27			38	0.83	0.36					23	1.04	0.54
	Sulphide	116	0.98	0.12			37	0.73	0.12			153	0.92	0.12					165	0.94	0.12
	ROM	–	–	–			85	0.35	0.09			85	0.35	0.09					62	0.42	0.10
Pinto Valley (7)	Sulphide	25	0.37	–			42	0.41	–			67	0.39	–			4	100	75	0.40	–			4
	Low-grade Leach	6.0	0.21	–			7.0	0.20	–			13	0.21	–					13	0.21	–

		Mt	% Cu	kg/t U3O8	g/t Au	g/t Ag	Mt	% Cu	kg/t U3O8	g/t Au	g/t Ag	Mt	% Cu	kg/t U3O8	g/t Au	g/t Ag			Mt	% Cu	kg/t U3O8	g/t Au	g/t Ag
Copper Uranium
Olympic Dam	Sulphide	151	1.92	0.59	0.70	4	468	1.71	0.56	0.75	3	619	1.76	0.57	0.74	3	56	100	629	1.76	0.57	0.73	3.36	57

		Mt	% Cu	% Zn	g/t Ag	ppmMo	Mt	% Cu	% Zn	g/t Ag	ppmMo	Mt	% Cu	% Zn	g/t Ag	ppmMo			Mt	% Cu	% Zn	g/t Ag	% Mo
Copper Zinc
Antamina (8)	Sulphide Cu only	87	0.89	0.11	8	280	411	0.93	0.11	9	290	498	0.92	0.11	9	290	14	33.75	549	0.96	0.15	8.7	0.027	16
	Sulphide Cu-Zn	41	0.89	1.88	15	70	185	0.98	2.13	15	70	226	0.96	2.08	15	70			214	0.82	1.96	14.4	0.006

		Mt	g/t Ag	% Pb	% Zn		Mt	g/t Ag	% Pb	% Zn		Mt	g/t Ag	% Pb	% Zn				Mt	g/t Ag	% Pb	% Zn
Silver Lead Zinc
Cannington (9)	UG Sulphide	22	249	6.51	3.79		3.0	234	5.97	3.93		25	247	6.45	3.81		11	100	23	266	7.0	3.7		8

(1)	Cut-off grades:

Deposit	Ore Type	Ore Reserves
Escondida	Oxide	≥0.30%TCu
	Sulphide Leach	≥0.30%TCu and lower than variable cut-off grade (V_COG) of concentrator – this is a complementary process to concentrators.
	Concentrator	V_COG – mine plans optimised considering financial and technical parameters in order to maximise Net Present Value
Cerro Colorado	Oxide & Sulphide	≥ 0.30%TCu
Spence	Oxide	≥ 0.30%TCu
	Oxide Low Solubility	≥ 0.30%TCu
	Sulphide	≥ 0.30%TCu
	ROM	≥ 0.10%TCu
Pinto Valley	Sulphide	≥ 0.25%TCu
	Low-grade Leach	≥ 0.15%TCu
Olympic Dam	Sulphide	Variable between 1.3%Cu and 1.8%Cu
Antamina	Sulphide Cu only	Net value incorporating all material revenue and cost factors and includes metallurgical recovery (see footnote 4 for averages). Mineralisation at the US$6,000/hr limit averages 0.24%Cu, 6g/tAg, 69ppmMo and 5,800t/hr mill throughput.
	Sulphide Cu-Zn	Net value incorporating all material revenue and cost factors and includes metallurgical recovery (see footnote 4 for averages). Mineralisation at the US$6,000/hr limit averages 0.09%Cu, 0.93%Zn, 9g/tAg and 5,430t/hr mill throughput.
Cannington	UG Sulphide	Net value cut-off incorporating material revenue and cost factors and includes metallurgical recovery (see footnote 4 for averages). Mineralisation at A$145/t averages 79g/tAg, 3.54%Pb and 2.85%Zn.

Antamina and Cannington: All metals used in net value calculations for the Antamina and Cannington reserves are recovered into concentrate and sold.

(2)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Ore Reserves	Probable Ore Reserves
Escondida	Oxide: 45m x 45m Sulphide Leach: 60m x 60m Sulphide: 50m x 50m	Oxide: 45m x 45m Sulphide Leach: 115m x 115m Sulphide: 90m x 90m
Cerro Colorado	70m x 70m on first kriging pass	120m x 120m on second kriging pass
Spence	Oxide: maximum 50m x 50m Sulphide: maximum 75m x 75m	Oxide and Sulphide: approximately 100m continuous square grid
Pinto Valley	60m x 120m	200m x 200m
Olympic Dam	Drilling grid of 20m to 30m	Drilling grid of 30m to 70m
Antamina	30m drill spacing	55m drill spacing
Cannington	12.5m sectional x 15m vertical	25m sectional x 25m vertical

(3)	Ore delivered to process plant.

(4)	Metallurgical recoveries for the operations were:

Deposit	Metallurgical Recovery
Escondida	Oxide: 68% Sulphide: 83% Sulphide Leach: 29%
Cerro Colorado	71% average for TCu
Spence	Oxide: 73% Oxide Low Solubility: 71% Sulphide: 72% ROM: 30%
Pinto Valley	Mill: 86% Leach: 25%
Olympic Dam	Cu 94%, U3O8 72%, Au 70%, Ag 66%
Antamina	Sulphide Cu only: Cu 92%, Zn 0%, Ag 78%, Mo 62% Sulphide Cu-Zn: Cu 80%, Zn 78%, Ag 67%, Mo 0%
Cannington	Ag 87%, Pb 85%, Zn 77%

(5)	Cerro Colorado – The decrease in reserves was due to changes in economic parameters.

(6)	Spence – Increase in reserves was due to a combination of additional drilling information and the addition of mixed Sulphide and Oxide ores and Oxide Low Solubility ores previously considered waste.

(7)	Pinto Valley – Mining resumed in November 2012. Pinto Valley is being divested with the transaction completion anticipated in FY2014.

(8)	Antamina – Mo now reported as ppm, previously reported as %.

(9)	Cannington – The increase in reserves was primarily due to increased confidence as a result of drilling which allowed for mineralisation to be converted to reserves.

Iron Ore Business

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2013																						As at 30 June 2012
		Proven Ore Reserves						Probable Ore Reserves						Total Ore Reserves						Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserves						Reserve Life (years)
Commodity Deposit (1)(2)(3)(4)(5)(6)(7)	Ore Type	Mt	% Fe	% P	% SiO2	% Al2O3	% LOI	Mt	% Fe	% P	% SiO2	% Al2O3	% LOI	Mt	% Fe	% P	% SiO2	% Al2O3	% LOI			Mt	% Fe	% P	% SiO2	% Al2O3	% LOI
Iron Ore
WAIO (8)(9)(10)(11)(12)	BKM	580	63.8	0.10	3.0	1.9	3.3	1,400	62.1	0.12	3.7	2.2	4.8	2,000	62.6	0.11	3.5	2.1	4.3	17	88	1,810	63.0	0.11	3.3	2.0	4.1	20
	BKM Bene	90	61.1	0.09	6.8	2.8	1.7	70	59.9	0.09	8.3	2.9	1.8	160	60.6	0.09	7.5	2.9	1.7			204	59.9	0.09	8.0	3.0	2.0
	CID	640	56.4	0.05	6.2	1.7	11.0	310	56.9	0.04	6.4	1.5	10.4	950	56.6	0.05	6.2	1.6	10.8			866	57.2	0.04	5.7	1.5	10.7
	MM	210	62.3	0.07	3.0	1.7	5.6	290	61.2	0.07	3.7	2.0	6.1	500	61.7	0.07	3.4	1.9	5.9			531	61.9	0.06	3.3	1.8	5.9
	NIM	10	59.8	0.06	9.7	1.5	2.5	10	59.9	0.05	10.2	1.0	2.1	20	59.9	0.06	10.0	1.2	2.3			26	60.2	0.06	9.3	1.3	2.5

		Mt	% Fe	% Pc				Mt	% Fe	% Pc				Mt	% Fe	% Pc						Mt	% Fe	% Pc
Samarco JV (13)	ROM	1,900	40.2	0.05				1,100	38.8	0.05				3,000	39.7	0.05				40	50	2,021	41.1	0.05				31

(1)	Western Australia Iron Ore (WAIO) reserves are reported in FY2013 on a Pilbara basis by ore type to align with our future strategy for a Pilbara lump product. This also reflects our single logistics chain and associated management system and our equalisation of joint venture equity (refer footnote 12).

(2)	WAIO BHP Billiton interest is reported as Pilbara reserve tonnes weighted average across all Joint Ventures.

(3)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Ore Reserves	Probable Ore Reserves
WAIO	50m x 50m	150m x 50m
Samarco JV	200m x 200m x 16m	400m x 400m x 16m

(4)	WAIO metallurgical recovery was 100%, except for BKM Bene-Brockman Beneficiated Ore, where recovery was 74% (tonnage basis), Samarco JV recovery was 82% (metal basis).

(5)	The reserves grades listed refer to in situ mass percentage on a dry weight basis. WAIO tonnages represent wet tonnes based on the following moisture contents: BKM – Brockman 3%, BKM Bene – 3%, MM – Marra Mamba 4%, CID – Channel Iron Deposits 8%, NIM – Nimingarra 3.5%. For Samarco JV, the reserve tonnages also represent wet tonnes based on a moisture content of 6.5% for ROM. Iron ore is marketed as Lump (direct blast furnace feed) and Fines (sinter plant feed) (WAIO) and as Fines (sinter plant feed), direct reduction and blast furnace pellets (Samarco JV).

(6)	Cut-off grades – WAIO: 50 – 58% Fe for all material types; Samarco JV: Fe ≥ 22%, Pc ≤ 0.097% (phosphorous in concentrate) and PPCc ≤ 7.7% (LOI in concentrate).

(7)	Ore delivered to process plant.

(8)	WAIO reserves are all located on State Agreement mining leases that guarantee the right to mine, except Cattle Gorge and Callawa (part of Mt Goldsworthy JV Northern), which reside on standard Western Australian mining leases. Across WAIO, we are required to obtain certain State Government approvals (including environmental and heritage clearances) before we commence mining operations in a particular area. We have included in our Ore Reserves areas where one or more approvals remain outstanding but where, based on the technical investigations we carry out as part of our mine planning process and our knowledge and experience of the approvals process, we expect that such approvals will be obtained as part of the normal course of business and within the time frame required by the current mine schedule.

(9)	WAIO – Decrease in Reserve Life was due to an increase in nominated production from 170Mtpa in FY2012 to 207Mtpa in FY2013.

(10)	WAIO – Decrease in BKM Bene reserves was due to revision of economic assumptions used in the mine planning process.

(11)	WAIO – Reserves tonnage increase was due to revision of economic assumptions used in the mine planning process.

(12)	Jimblebar JV – Following completion of the ITOCHU and Mitsui transaction in July 2013, whereby ITOCHU and Mitsui have agreed to increase capital contributions to the project, BHP Billiton’s economic interest in the Jimblebar JV was reduced to 85%.

(13)	Samarco JV – Increase in reserves was due to a model update incorporating additional drilling and a lower cut-off grade.

Coal Business

Coal Reserves in accordance with Industry Guide 7

As at 30 June 2013																				As at 30 June 2012
Commodity Deposit (1)(2)(3)(4)(5)	Mining Method	Coal Type	Proven Coal Reserves	Probable Coal Reserves	Total Coal Reserves	Proven Marketable Coal Reserves				Probable Marketable Coal Reserves				Total Marketable Coal Reserves				Reserve Life (years)	BHP Billiton Interest %	Total Marketable Coal Reserves				Reserve Life (years)
			Mt	Mt	Mt	Mt	% Ash	% VM	% S	Mt	% Ash	% VM	% S	Mt	% Ash	% VM	% S			Mt	% Ash	% VM	% S
Metallurgical Coal
Queensland Coal
CQCA JV
Goonyella Riverside Broadmeadow (6)	OC	Met	338	224	562	257	9.3	22.7	0.50	160	10.5	22.7	0.50	417	9.8	22.7	0.50	32	50	426	9.8	22.7	0.50	36
	UG	Met	43	135	178	36	6.9	24.1	0.51	110	7.0	24.2	0.52	146	7.0	24.2	0.52			149	7.0	24.2	0.52
Peak Downs	OC	Met	515	548	1,063	309	10.6	22.3	0.60	317	10.3	21.9	0.59	626	10.5	22.1	0.60	34	50	634	10.5	22.1	0.60	35
Saraji	OC	Met	400	153	553	249	10.6	18.0	0.60	87	10.6	18.5	0.70	336	10.6	18.1	0.63	39	50	343	10.6	18.1	0.63	40
Norwich Park	OC	Met	154	62	216	111	10.3	16.8	0.70	42	10.3	16.4	0.70	153	10.3	16.7	0.70	25	50	154	10.3	16.7	0.70	25
Blackwater	OC	Met/Th	158	379	537	139	8.0	26.7	0.40	333	9.1	26.1	0.40	472	8.8	26.3	0.40	35	50	483	8.8	26.3	0.40	36
Daunia (7)	OC	Met	93	50	143	76	8.2	20.8	0.36	40	8.4	20.5	0.34	116	8.2	20.7	0.36	32	50	117	8.2	20.7	0.34	26
Gregory JV
Gregory Crinum (8)	OC	Met	6.6	0.3	6.9	5.4	7.0	34.8	0.60	0.2	7.0	35.3	0.60	5.6	7.0	34.8	0.60	3	50	8.0	7.4	33.0	0.60	4
	UG	Met	–	17	17	–	–	–	–	14	7.5	33.7	0.60	14	7.5	33.7	0.60			19	7.5	33.7	0.60
BHP Billiton Mitsui
South Walker Creek (9)	OC	Met	76	42	118	55	9.0	14.5	0.30	30	9.0	14.0	0.30	85	9.0	14.3	0.30	21	80	88	9.1	13.2	0.30	21
Poitrel-Winchester (10)	OC	Met	32	22	54	23	8.5	23.3	0.30	16	8.5	23.9	0.40	38	8.5	23.5	0.34	13	80	44	8.0	23.5	0.35	14
Illawarra Coal
Appin (11)	UG	Met/Th	26	133	159	22	8.9	23.5	0.37	112	8.9	24.9	0.36	134	8.9	24.7	0.36	26	100	103	8.9	24.2	0.36	31
West Cliff (12)	UG	Met/Th	2.2	5.5	7.7	1.6	8.9	21.0	0.35	4.2	8.9	20.6	0.36	5.8	8.9	20.7	0.36	3	100	7.9	8.9	21.0	0.36	4
Dendrobium (13)	UG	Met/Th	26	24	50	–	–	–	–	–	–	–	–	–	–	–	–	10	100	–	–	–	–	15
	UG	Met	–	–	–	10	9.7	23.8	0.59	10	9.7	24.2	0.59	20	9.7	24.0	0.59			21	9.7	24.0	0.59
	UG	Th	–	–	–	6.4	23.0	–	–	6.4	23.0	–	–	13	23.0	–	–			12	23.0	–	–

(1)	Only geophysically logged, fully analysed cored holes with greater than 95% recovery were used to classify the reserves. Drill hole spacings vary between seams and geological domains and were determined in conjunction with geostatistical analyses where applicable. The range of maximum spacings was:

Deposit	Proven Coal Reserves	Probable Coal Reserves
Goonyella Riverside Broadmeadow	500m to 1,000m plus 3D seismic coverage for UG	1,000m to 2,050m
Peak Downs	500m to 1,050m	500m to 2,100m
Saraji	500m to 1,040m	900m to 2,100m
Norwich Park	500m to 1,400m	1,000m to 2,800m
Blackwater	500m	500m to 1,000m
Daunia	500m to 1,000m	1,000m to 2,000m
Gregory Crinum	850m plus 3D seismic coverage for UG	850m to 1,700m
South Walker Creek	500m to 800m	1,000m to 1,500m
Poitrel-Winchester	300m to 950m	550m to 1,850m
Appin	700m	1,500m
West Cliff	700m	1,500m
Dendrobium	700m	1,500m

(2)	Processing recoveries for the operations were:

Deposit	Processing Recovery
Goonyella Riverside Broadmeadow	76%
Peak Downs	Peak Downs: 62% Caval Ridge: 56%
Saraji	63%
Norwich Park	71%
Blackwater	88%
Daunia	80%
Gregory Crinum	82%
South Walker Creek	72%
Poitrel-Winchester	67%
Appin	84%
West Cliff	75%
Dendrobium	67%

(3)	Total Coal Reserves are at the moisture content when mined (BHP Billiton Mitsui at 4% Moisture Content). Total Marketable Coal Reserves (tonnes) are the tonnage of coal available, at moisture content (9% CQCA JV, Gregory JV, BHP Billiton Mitsui; 9% Appin, West Cliff; 13.5% Dendrobium Met; 7% Dendrobium Th) and air-dried quality, for sale after the beneficiation of the Total Coal Reserves. Note that where the coal will not be beneficiated, the tonnes of Total Coal Reserves are the tonnes of Total Marketable Coal Reserves, with moisture adjustment where applicable.

(4)	Cut-off criteria applied were – Goonyella Riverside Broadmeadow, Peak Downs, Norwich Park, Blackwater and South Walker Creek: ≥0.5m seam thickness; Daunia, Gregory Crinum and Poitrel-Winchester: ≥0.3m seam thickness; Saraji: ≥0.3m seam thickness and ≥20% yield; Appin, Westcliff, Dendrobium: ≥1.8m seam thickness.

(5)	Coal delivered to wash plant.

(6)	Goonyella Riverside Broadmeadow – The decrease in Reserve Life was due to an increase in the nominated production rate from 21 Mtpa in FY2012 to 23 Mtpa in FY2013.

(7)	Daunia – The increase in Reserve Life was due to a decrease in the nominated production rate from 5.6 Mtpa in FY2012 to 4.5 Mtpa in FY2013.

(8)	Gregory Crinum – Decrease in Coal Reserves was due to revised economic parameters.

(9)	South Walker Creek – Coal type previously called Met/Th is now called Met based on product specifications. A new geological model incorporating additional structural and analytical data resulted in processing recovery being reduced from 75% in FY2012 to 72% in FY2013. The decrease in Coal Reserves was due to the processing recovery downgrade and economic factors.

(10)	Poitrel-Winchester – A new geological model incorporating additional structural and analytical data resulted in processing recovery being reduced from 74% in FY2012 to 67% in FY2013.

(11)	Appin – Increase in Coal Reserves was due to the inclusion of an additional mining domain that is contiguous with the current operations and is covered by an existing mining tenement. The decrease in Reserve Life was due to an increase in the nominated production rate from 3.9 Mtpa in FY2012 to 6.1 Mtpa in FY2013.

(12)	West Cliff – Decrease in Coal Reserves was due to exclusion of a thin low quality seam.

(13)	Dendrobium – Decrease in Reserve Life was due to an increased nominated production rate from 3.2 Mtpa in FY2012 to 5 Mtpa in FY2013.

Coal Business

Coal Reserves in accordance with Industry Guide 7

As at 30 June 2013																								As at 30 June 2012
Commodity Deposit (1)(2)(3)(4)	Mining Method	Coal Type	Proven Coal Reserves	Probable Coal Reserves	Total Coal Reserves	Proven Marketable Coal Reserves					Probable Marketable Coal Reserves					Total Marketable Coal Reserves						Reserve Life (years)	BHP Billiton Interest %	Total Marketable Coal Reserves						Reserve Life (years)
			Mt	Mt	Mt	Mt	% Ash	% VM	% S	KCal/kg CV	Mt	% Ash	% VM	% S	KCal/kg CV	Mt	% Ash	% VM	% S	KCal/kg CV	% Total Moisture (5)			Mt	% Ash	% VM	% S	KCal/kg CV	% Total Moisture
Energy Coal
New Mexico
San Juan (6)	UG	Th	25	–	25	25	22.7	–	0.85	5,400	–	–	–	–	–	25	22.7	–	0.85	5,400	8.5	4	100	31	22.4	–	0.80	5,300	8.5	6
Navajo (6)(7)	OC	Th	22	–	22	22	21.8	–	0.76	4,900	–	–	–	–	–	22	21.8	–	0.76	4,900	13.0	3	100	30	23.2	–	0.76	4,800	13.0	4
South Africa (8)
Khutala (9)	OC	Th	4.0	–	4.0	3.0	34.0	21.6	1.25	4,700	–	–	–	–	–	3.0	34.0	21.6	1.25	4,700	7.0	7	90	–	–	–	–	–	–	8
	UG	Th	47	–	47	44	34.4	20.1	0.70	4,400	–	–	–	–	–	44	34.4	20.1	0.70	4,400	7.0			58	34.8	20.1	0.73	4,400	7.0
Wolvekrans (10)	OC	Th	276	151	427	195	24.1	22.6	0.48	5,900	133	24.2	22.6	0.48	5,900	328	24.2	22.6	0.48	5,900	8.0	22	90	348	19.9	22.3	0.76	5,800	7.5	24
Middelburg (11)	OC	Th	125	–	125	93	24.5	22.5	0.50	5,900	–	–	–	–	–	93	24.5	22.5	0.50	5,900	8.0	24	90	104	20.9	22.7	0.63	6,000	7.5	29
Klipspruit (12)	OC	Th	53	2.0	55	46	23.0	23.3	0.62	5,800	1.0	17.5	23.8	0.50	6,000	47	22.9	23.3	0.61	5,800	8.7	7	90	53	17.5	23.8	0.53	6,200	7.6	8
Australia
Mt Arthur Coal (13)	OC	Th	585	464	1,049	465	16.6	30.7	0.57	6,400	372	16.8	29.9	0.50	6,400	837	16.7	30.3	0.54	6,400	8.7	40	100	808	16.4	30.4	0.56	6,500	8.3	45
Colombia
Cerrejón	OC	Th	661	93	754	640	9.4	33.8	0.60	6,200	90	9.0	32.7	0.60	6,100	730	9.3	33.7	0.60	6,200	12.5	19	33.33	763	8.8	33.0	0.60	6,200	12.7	21

(1)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Coal Reserves	Probable Coal Reserves
San Juan	< 500 m (250m radius from drill hole)	500m to 1,000m (250m to 500m radius from drill hole)
Navajo	< 500 m (250m radius from drill hole)	500m to 1,000m (250m to 500m radius from drill hole)
Khutala	>8 boreholes per 100ha	4 to 8 boreholes per 100ha
Wolvekrans	>8 boreholes per 100ha	4 to 8 boreholes per 100ha
Middelburg	>8 boreholes per 100ha	4 to 8 boreholes per 100ha
Klipspruit	>8 boreholes per 100ha	4 to 8 boreholes per 100ha
Mt Arthur Coal	< 500m	500m to 1,000m
Cerrejón	>6 boreholes per 100ha	2 to 6 boreholes per 100ha

(2)	Processing recoveries for the operations were:

Deposit	Processing Recovery
San Juan	100%
Navajo	100%
Khutala	93%
Wolvekrans	65%
Middelburg	65%
Klipspruit	87%
Mt Arthur Coal	70%
Cerrejón	97%

(3)	Cut-off criteria applied were – San Juan: ≥ 3.0m seam thickness, ≥ 5,000KCal/kg CV; Navajo: ≥ 0.6m seam thickness; Khutala: ≥ 1.0m seam thickness for OC and ≥ 3.8m seam thickness for UG; Wolvekrans, Middelburg: ≥ 1.0m seam thickness, ≤45% ash, ≥ 17.9% dry ash-free volatile matter; Klipspruit: ≥ 1.0m seam thickness, ≤ 45% ash ; Mt Arthur Coal: ≥ 0.3m mineable seam thickness, ≤ 26.5% ash, ≥ 50% product yield; Cerrejón: ≥ 0.65m seam thickness.

(4)	Coal delivered to wash plant, except for Navajo and San Juan where coal is not washed.

(5)	Total moisture is for Total Marketable Coal Reserves product.

(6)	San Juan and Navajo – Coal Reserves were reduced to align with current sales contracts.

(7)	Navajo – Divestment is in progress with binding agreements anticipated in FY2014.

(8)	South Africa – BHP Billiton interest has decreased from 100% to 90% in FY2013 due to the divestment of 8% shareholding in BHP Billiton Energy Coal South Africa (BECSA) to a Black Economic Empowerment consortium and 2% shareholding to BECSA employees through a share ownership plan.

(9)	Khutala – The decrease in Marketable Coal Reserves was due to application of a crusher recovery factor.

(10)	Wolvekrans – The decrease in Coal Reserves and Marketable Coal Reserves was due to additional drilling and remodelling, revised extraction factors for remaining underground pillar reserves on some coal seams and the exclusion of devolatilised coal.

(11)	Middelburg – The decrease in Coal Reserves and Marketable Coal Reserves was due to a lower ash cut-off (58% reduced to 45%) as a result of economic constraints, the exclusion of environmentally sensitive areas and losses due to devolatilised coal.

(12)	Klipspruit – The decrease in Coal Reserves was due to additional drilling and remodeling. Devolatilised coal was also excluded around a major intrusive dyke.

(13)	Mt Arthur Coal – The increase in Marketable Coal Reserves was due to an increase in total moisture content, inclusion of an additional pit in the Life of Asset plan and increased product yield assumptions. The decrease in Reserve Life was due to an increase in the nominated production rate from 23.5 Mtpa in FY2012 to 26 Mtpa in FY2013.

Aluminium, Manganese & Nickel Business

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2013													As at 30 June 2012
Commodity Deposit (1)(2)(3)(4)		Proven Ore Reserves			Probable Ore Reserves			Total Ore Reserves			Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserves			Reserve Life (years)
	Ore Type	Mt	% A.Al2O3	% R.SiO2	Mt	% A.Al2O3	% R.SiO2	Mt	% A.Al2O3	% R.SiO2			Mt	% A.Al2O3	% R.SiO2
Bauxite
Australia
Worsley	Laterite	250	31.0	1.8	51	30.5	1.8	301	30.9	1.8	17	86	312	31.0	1.8	18
Brazil
MRN (5)(6)	MRN Washed	39	51.0	4.0	12	50.5	4.3	51	50.9	4.1	3	14.8	74	50.7	4.2	5

(1)	Cut-off grades – Worsley: ≥ 24% A.Al2O3 and ≤ 3% R.SiO2; MRN: ≥ 50% TAl2O3, ≤ 10% TSiO2 , ≥ 1m thickness and ≥ 30% recovery on a weight percent basis.

(2)	Ore delivered to process plant.

(3)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Ore Reserves	Probable Ore Reserves
Worsley	Maximum 80m	Maximum 160m
MRN	A bauxite intersection grid of 200m, plus at least 10 samples reached by search ellipsoid. Mining and metallurgical characterisation (test pit/bulk sample), plus a reliable suite of chemical and size distribution data	Those areas with a bauxite intersection grid spacing of less than 400 metres and/ or a 400m spaced grid with a 200m offset fill in, plus a minimum of 7 samples reached by search ellipsoid, plus a reliable suite of chemical and size distribution data

(4)	Metallurgical recoveries for the operations were:

Deposit	Estimated Metallurgical Recovery of A.Al2O3
Worsley (Worsley Refinery)	88%
MRN (Alumar Refinery)	92%

(5)	MRN – Washed tonnes and grade represent expected product based on forecast beneficiated yield.

(6)	MRN – The reserves are located on mining leases that provide MRN the right to mine. Current mining areas have environmental approval to operate, however, there was a decrease in reserves due to an increase in the environmental buffer zone from 10m to 30m.

Aluminium, Manganese & Nickel Business

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2013													As at 30 June 2012
Commodity Deposit (1)(2)(3)(4)	Ore Type	Proven Ore Reserves			Probable Ore Reserves			Total Ore Reserves			Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserves			Reserve Life (years)
		Mt	% Mn	% Yield	Mt	% Mn	% Yield	Mt	% Mn	% Yield			Mt	% Mn	% Yield
Manganese
Australia
GEMCO (5)	ROM	73	44.7	59	28	44.7	59	101	44.7	59	12	60	103	45.2	55	12

South Africa (6)		Mt	% Mn	% Fe	Mt	% Mn	% Fe	Mt	% Mn	% Fe			Mt	% Mn	% Fe
Wessels	Lower Body-HG	1.9	47.8	11.2	8.8	47.5	12.0	11	47.6	11.9	48	44.4	12	47.8	11.2	46
	Lower Body-LG	2.0	42.3	11.8	11	42.1	13.4	13	42.1	13.2			9.7	42.0	11.8
	Upper Body	–	–	–	48	41.5	17.9	48	41.5	17.9			48	42.0	17.9
Mamatwan	M, C, N Zones	36	37.2	4.5	29	37.1	4.5	65	37.2	4.5	20	44.4	69	37.2	4.4	21
	X Zone	3.4	36.7	4.8	0.6	36.4	4.5	4.0	36.7	4.8			6.1	36.7	4.7

(1)	Cut-off grades – GEMCO: ≥ 40%Mn washed product and ≥ 1m ore thickness; Wessels: ≥ 45%Mn for Lower Body-HG, ≥ 37.5%Mn for Lower Body-LG and Upper Body; Mamatwan: ≥ 35%Mn for M, C, N and X Zones.
(2)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Ore Reserves	Probable Ore Reserves
GEMCO	60m x 120m and 60m x 60m	120m x 120m
Wessels	Defined as rim ±30m wide around mined-out areas, supplemented by some economically viable remnant blocks within mined-out areas	Defined as all ground beyond 30m
Mamatwan	80m x 80m	160m x 160m

(3)	Metallurgical recoveries for the operations were:

Deposit	Metallurgical Recovery
GEMCO	See yield in Ore Reserves table
Wessels	88%
Mamatwan	96%

(4)	Ore delivered to process plant.

(5)	GEMCO – Tonnes are stated as ROM, manganese grades are given as per washed ore samples and should be read together with their respective tonnage yields.

(6)	Wessels and Mamatwan – Tonnes are stated as wet tonnes.

Aluminium, Manganese & Nickel Business

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2013										As at 30 June 2012
Commodity Deposit (1)(2)(3)(4)	Ore Type	Proven Ore Reserves		Probable Ore Reserves		Total Ore Reserves		Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserves		Reserve Life (years)
		Mt	% Ni	Mt	% Ni	Mt	% Ni			Mt	% Ni
Nickel Colombia
Cerro Matoso (5)(6)	Laterite	25	1.4	18	1.0	43	1.2	28	99.94	57	1.2	32
	SP	40	1.2	–	–	40	1.2			34	1.2
	MNR Ore	18	0.2	–	–	18	0.2			19	0.2
Australia – Nickel West
Leinster	OC	2.9	1.3	0.2	0.9	3.1	1.3	8	100	3.1	1.3	8
	UG	5.1	1.9	4.2	1.8	9.3	1.8			10	1.8
	SP	–	–	0.1	2.3	0.1	2.3			–	–
Mt Keith (7)	OC	87	0.6	6.0	0.5	93	0.6	12	100	99	0.56	13
	SP	11	0.5	9.0	0.5	20	0.5			28	0.52
Cliffs	UG	0.4	3.0	1.2	2.7	1.6	2.8	4	100	1.5	3.1	3

(1)	Cut-off grades – Cerro Matoso: ≥ 0.8%Ni; Leinster: ≥ 0.6%Ni for OC, ≥ 0.9%Ni for UG and SP; Mt Keith: ≥ 0.35%Ni for OC and SP; Cliffs: ≥ 1.1%Ni for UG.

(2)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Ore Reserves	Probable Ore Reservess
Cerro Matoso	35m or less with three drill holes	35m to 100m with three drill holes
Leinster	25m x 25m	25m x 50m
Mt Keith	60m x 40m	80m x 80m
Cliffs	25m x 25m (and development)	50m x 50m
(3) Metallurgical recoveries for the operations were:
Deposit	Metallurgical Recovery
Cerro Matoso	84% (reserves to metal)
Leinster	86% based on blended plant recovery curves and 13% Ni in concentrate
Mt Keith	65% at 21% concentrate grade
Cliffs	92% at 11% concentrate grade

(4)	Ore delivered to process plant.

(5)	Cerro Matoso – The decrease in laterite reserves was due to revised metallurgical parameters, revised economic parameters and an updated geotechnical model.

(6)	Cerro Matoso – Environmental Licence approval required for the mine expansion project has been delayed but is expected to be granted. Approval of both the Environmental and Social Impact Assessment and Mining Work Program Plan is an administrative exercise and forms part of the normal course of business.

(7)	Mt Keith – The decrease in reserves was due to the revision of mining recovery and revised recoveries for long term stockpiles.

Petroleum & Potash Business

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2013										As at 30 June 2012
Commodity Deposit	Ore Type	Proven Ore Reserves		Probable Ore Reserves		Total Ore Reserves		Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserves		Reserve Life (years)
		Mt	cpt	Mt	cpt	Mt	cpt			Mt	cpt
Diamonds
EKATI Core Zone(1)	OC	–	–	–	–	–	–	–	–	13	1.2	3
	SP	–	–	–	–	–	–			0.2	0.3
	UG	–	–	–	–	–	–			4.2	0.6

(1)	EKATI Core Zone and EKATI Buffer Zone – Divestment was completed in April 2013.

3    Operating and financial review and prospects

3.1    Introduction

This section is intended to convey management’s perspective on the BHP Billiton Group’s recent operational and financial performance. We intend this disclosure to assist readers to understand and interpret the financial statements prepared in accordance with International Financial Reporting Standards (IFRS) included in this Annual Report. The basis of preparation of the financial statements is set out in note 1 ‘Accounting policies’ to the financial statements. The Operating and financial review and prospects should be read in conjunction with the financial statements, together with the accompanying notes.

We are the world’s largest diversified natural resources company, with a combined market capitalisation of approximately US$147.1 billion as at 30 June 2013. We generated Revenue of US$66.0 billion and Profit attributable to shareholders of US$10.9 billion for FY2013.

We extract and process minerals, oil and gas from our production operations located primarily in Australia, the Americas and southern Africa. We sell our products globally with sales and marketing taking place principally through our hubs in Singapore and Houston.

The following table shows the revenue by location of our customers.

	Revenue by location of customer
Year ended 30 June	2013	2012	2011
	US$M	US$M	US$M
Australia	4,583	5,318	5,487
United Kingdom	1,651	956	1,043
Rest of Europe	6,317	7,419	8,370
China	19,365	21,617	20,261
Japan	7,783	8,920	9,002
Rest of Asia	13,642	15,035	15,805
North America	8,417	8,099	6,167
South America	1,782	2,013	2,592
Southern Africa	1,316	1,437	1,548
Rest of world	1,112	1,412	1,464

Total revenue	65,968	72,226	71,739

During FY2013, we implemented a new organisational structure, removing a layer of management to create a more direct line of communication with our operations. We consolidated and renamed our previous Customer Sector Groups (CSGs) into five Businesses. We now operate these five Businesses aligned with the commodities that we extract and market, reflecting the structure used by management to assess the performance of the Group.

The Group completed the following organisational changes during FY2013:

•	Following the sale of our diamonds business and interests in Richards Bay Minerals, we consolidated our Potash development activity with the Petroleum CSG to form the Petroleum and Potash Business. In view of the new management structure, this Business is now considered to be a single reportable segment. There were no inter-segment transactions between the Petroleum CSG and Potash business, and therefore the comparative amounts reported for the new Petroleum and Potash segment for FY2012 and FY2011 are an aggregation of Petroleum and Potash. The remaining amounts reported previously for the Diamonds and Specialty Products CSG have been included in Group and unallocated items.

•	The Base Metals CSG was renamed the Copper Business.

•	We consolidated the Metallurgical Coal and Energy Coal CSGs to form the Coal Business. In view of the new management structure, this Business is now considered to be a single reportable segment. There were no inter-segment transactions between the Metallurgical Coal and Energy Coal CSGs and therefore the comparative amounts reported for the new Coal segment for FY2012 and FY2011 are an aggregation of previously reported amounts.

•	We consolidated the Aluminium, Manganese and Stainless Steel Materials CSGs to form the Aluminium, Manganese and Nickel Business. In view of the new management structure, this Business is now considered to be a single reportable segment. There were no inter-segment transactions between the Stainless Steel Materials, Aluminium and Manganese CSGs, and therefore the comparative amounts reported for the new Aluminium, Manganese and Nickel segment for FY2012 and FY2011 are an aggregation of previously reported amounts.

Business	Principal activities
Petroleum and Potash	Exploration, development and production of oil and gas Potash development

Copper	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold

Iron Ore	Mining of iron ore

Coal	Mining of metallurgical coal and energy (thermal) coal

Aluminium, Manganese and Nickel	Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal

Mining of manganese ore and production of manganese metal and alloys

Mining and production of nickel products

The work of our Businesses is supported by our Group Functions and Marketing teams.

A discussion of our Businesses is located in section 2.2 ‘Business overview’. A discussion of our Marketing and minerals exploration activities is located in sections 2.4 ‘Marketing’ and 2.5 ‘Minerals exploration’, respectively.

3.2    Our strategy

Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.

Further information about our strategic drivers can be found in section 1.5 ‘Our strategy and business model’ and in section 3.4 ‘External factors and trends affecting our results’ below.

3.3    Key measures

Our management and Board monitor a range of financial and operational performance indicators, reported on a monthly basis, to measure performance over time.

Overall financial performance

We use several financial measures to monitor the financial performance of our overall strategy. The two key measures are Profit after taxation attributable to members of the BHP Billiton Group (Attributable profit) and Underlying EBIT.

Year ended 30 June US$M except where stated	2013	2012	2011
Revenue	65,968	72,226	71,739
Profit from operations	19,225	23,752	31,816
Attributable profit	10,876	15,417	23,648
Underlying EBIT (1)(2)	21,127	27,238	31,980
Net operating cash flow (3)	18,252	24,384	30,080
Underlying EBIT margin (2)(4)	33.2%	39.4%	47.0%
Underlying return on capital (2)(5)	13.5%	23.0%	38.5%
Gearing	28.8%	26.0%	9.2%
Basic earnings per share (US cents)	204.4	289.6	429.1

(1)	Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBIT is included in the FY2013 financial statements as required by IFRS 8 ‘Operating Segments’. Our use of Underlying EBIT is explained in section 3.6.2.

(2)	Not an IFRS measure and may be defined and used in differing ways by different entities. We believe that these non-IFRS measures provide useful information, but should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity. Non-IFRS measures have not been subject to audit or review.

(3)	Net operating cash flows are after net interest and taxation.

(4)	Underlying EBIT margin comprises Underlying EBIT, excluding third party EBIT, divided by revenue, excluding third party product revenue.

Year ended 30 June	2013	2012	2011
	US$M	US$M	US$M
Revenue – Group production	63,203	68,747	67,903
Underlying EBIT (2)	21,127	27,238	31,980
Profit from operations (EBIT) – Third party products	(121)	(126)	(98)

Profit from operations – Group production, excluding exceptional items	21,006	27,112	31,882

Underlying EBIT margin (2)	33.2%	39.4%	47.0%

(5)	Underlying return on capital represents net profit after tax, excluding exceptional items and net finance costs (after tax), divided by average capital employed. Capital employed is net assets plus net debt.

Year ended 30 June	2013	2012	2011
	US$M	US$M	US$M
Profit after taxation excluding exceptional items and net finance costs:
Profit after taxation	11,075	15,532	23,946
Net exceptional items after taxation	922	1,741	(1,964)

Profit after taxation excluding exceptional items (2)	11,997	17,273	21,982

Net finance costs	1,353	730	561
Income tax benefit of net finance costs (a)	(402)	(239)	(153)

Net finance costs (after taxation)	951	491	408

Profit after taxation excluding exceptional items and net finance costs (2)	12,948	17,764	22,390

Capital employed:
Net assets	72,035	67,085	57,755
Net debt (b)	29,105	23,607	5,823

Capital employed	101,140	90,692	63,578

Average capital employed	95,916	77,135	58,108

Underlying return on capital (2)	13.5%	23.0%	38.5%

(a)	Calculated at a nominal tax rate of 30 per cent adjusted for non-deductibility/assessability of exchange variations on net debt of US$13 million (2012: US$(65) million; 2011: US$51 million). Refer to note 6 ‘Net finance costs’ to the financial statements.

(b)	Net debt (comprising Interest bearing liabilities less Cash and cash equivalents at 30 June 2013) includes Cash and cash equivalents of US$ nil (2012: US$120 million; 2011: US$ nil) and Interest bearing liabilities of US$ nil (2012: US$178 million; 2011: US$ nil) included in assets and liabilities held for sale.

The following are other measures that assist us to monitor our overall performance.

Production

A summary of our actual production volumes for FY2013 and the previous two financial years is shown below. Further details appear in section 2.3 ‘Production’.

Year ended 30 June	2013	2012	2011
Total Petroleum production (millions of barrels of oil equivalent)	235.8	222.3	159.4
Copper (’000 tonnes)	1,209.4	1,094.5	1,139.4
Iron ore (’000 tonnes)	169,856	159,478	134,406
Metallurgical coal (’000 tonnes)	37,650	33,230	32,678
Energy coal (’000 tonnes)	72,892	71,111	69,500
Alumina (’000 tonnes)	4,880	4,152	4,010
Aluminium (’000 tonnes)	1,179	1,153	1,246
Manganese ores (’000 tonnes)	8,517	7,931	7,093
Manganese alloys (’000 tonnes)	608	602	753
Nickel (’000 tonnes)	154.1	157.9	152.7

Financial strength

Financial strength is measured by Attributable profit and Underlying EBIT as overall measures, along with measures of liquidity and capital management. Our credit rating, gearing and net debt are discussed in section 3.7.3. The final dividend declared for FY2013 maintains our progressive dividend policy.

Project pipeline

Our project pipeline focuses on commodities that are expected to be high-margin and create significant future value. The details of our project pipeline are located in sections 3.7.2 and 2.2 ‘Business overview’, with a summary presented below.

Year ended 30 June (1)	2013	2012	2011
Major projects
Number of projects approved during the year	1	8	11
Number of projects currently under development (approved in prior years)	17	12	7
Number of completed projects (2)	2	6	3
Budgeted capital expenditure for projects (approved in the year) (US$M)	520	7,468	12,942
Budgeted capital expenditure for projects under development (approved in prior years) (US$M)	20,663	15,323	11,575
Capital expenditure of completed projects (US$M)	1,388	9,160	1,202

(1)	Does not include major projects approved after 30 June 2013, including the Escondida desalination facility and expenditure on the Jansen Potash Project – refer to section 3.7.2.

(2)	Includes Bass Strait Kipper project, which is not yet in production pending completion of the mercury removal project.

3.4    External factors and trends affecting our results

The following section describes some of the external factors and trends that have had a material impact on our financial condition and results of operations. We operate our business in a dynamic and changing environment and with information that is rarely complete and exact. We primarily manage the risks discussed in this section under our portfolio risk management approach, which relies on the effects of diversification, rather than individual risk management programs. Details of our risk factors may be found in section 1.7.1 ‘Risk factors’. Details of our financial risk management strategies and financial instruments outstanding at 30 June 2013 may be found in section 1.7.3 ‘Management of principal risks’ and in note 29 ‘Financial risk management’ to the financial statements.

Management monitors particular trends arising from external factors with a view to managing the potential impact on our future financial condition and results of operations. The following external factors could have a material adverse effect on our business and areas where we make decisions on the basis of information that is incomplete or uncertain.

3.4.1    Commodity prices

The prices we obtain for our products is a key driver of our business, and fluctuations in these commodity prices affect our results including, cash flows and asset values. The estimated impact on FY2013 profit after taxation of changes of commodity prices is set out below.

US$M
US$1/bbl on oil price	47
US¢10/MMBtu on US gas price	32
US¢1/lb on copper price	19
US$1/t on iron ore price	113
US$1/t on metallurgical coal price	24
US$1/t on energy coal price	27
US¢1/lb on aluminium price	26
US¢10/dmtu on manganese ore price	21
US$1/t on manganese alloy price	1
US¢1/lb on nickel price	2

The following table shows prices of our most significant commodities for FY2013, FY2012 and FY2011. These prices represent selected quoted prices from the relevant sources as indicated. These prices differ from the realised prices on the sale of the Group’s production due to differences in quotational periods, quality of products, delivery terms and the range of quoted prices that are used for contracting sales in different markets.

Year ended 30 June	2013 Closing	2012 Closing	2011 Closing	2013 Average	2012 Average	2011 Average
Crude oil (Brent) (1) (US$/bbl)	102.46	94.50	111.51	108.64	112.49	95.92
Natural gas Henry Hub (2) (US$/MMBtu)	3.73	2.81	4.39	3.44	3.05	4.16
Natural gas Asian Spot LNG (3) (US$/MMBtu)	15.40	14.95	13.80	15.14	16.25	10.41
Ethane (4) (US$/bbl)	9.92	12.29	32.47	12.15	27.31	26.74
Propane (5) (US$/bbl)	35.52	34.44	62.42	37.31	54.72	54.40
Butane (6) (US$/bbl)	49.51	51.29	74.16	61.74	76.72	69.48
Copper (LME cash) (US$/lb)	3.06	3.45	4.22	3.48	3.71	3.92
Iron ore (7) (US$/dmt)	116.25	135.25	170.75	127.23	151.17	162.98
Metallurgical coal (8) (US$/t)	130.00	221.50	282.50	159.13	239.18	248.63
Energy coal (9) (US$/t)	78.89	89.22	120.97	89.10	111.95	120.42
Aluminium (LME cash) (US$/t)	1,731	1,835	2,509	1,938	2,168	2,375
Alumina (10) (US$/t)	318	305	386	327	334	369
Manganese Alloys (11) (US$/t)	1,060	1,250	1,320	1,143	1,260	1,319
Manganese Ores (12) (US$/dmtu)	5.58	5.06	5.24	5.21	4.90	6.29
Nickel (LME cash) (US$/lb)	6.21	7.47	10.49	7.43	8.77	10.86

(1)	Platts Dated Brent is a benchmark price assessment of the spot market value of physical cargoes of North Sea light sweet crude oil.

(2)	Platts Gas based on Henry Hub – typically applies to gas sales in the US gas market.

(3)	Platts Liquefied Natural Gas Delivery Ex-Ship (DES) Japan/Korea Marker – typically applies to Asian LNG spot sales.

(4)	OPIS Mont Belvieu non-Tet Ethane – typically applies to ethane sales in the US Gulf Coast market.

(5)	OPIS Mont Belvieu non-Tet Propane – typically applies to propane sales in the US Gulf Coast market.

(6)	OPIS Mont Belvieu non-Tet Normal Butane – typically applies to butane sales in the US Gulf Coast market.

(7)	Platts 62 per cent Fe Cost and Freight (CFR) China – used for fines.

(8)	Platts Low-Vol hard coking coal Index FOB Australia – representative of high-quality hard coking coals.

(9)	GlobalCoal FOB Newcastle 6,000 kcal/kg NCV – typically applies to coal sales in the Asia Pacific market.

(10)	2013 and 2012 Platts PAX Free on Board (FOB) Australia – market price assessment of calcined Metallurgical/Smelter Grade Alumina. 2011 CRU FOB Australia.

(11)	Bulk FerroAlloy high-carbon ferromanganese (HCFeMn) US ex-warehouse.

(12)	CRU Cost Insurance Freight (CIF) China import 43 per cent contained manganese.

During FY2013, commodity markets were impacted by a slower pace of growth in China that was balanced in part by increased stability in European sovereign debt markets and an improved private sector performance in the United States. In the case of most steelmaking raw materials, demand growth rates outside China decreased, and combined with robust supply growth from seaborne sources, resulted in lower raw material prices than the previous year. The metals commodities attracted lower prices than the previous year as a result of supply growing faster than demand. For energy commodities, geopolitical tensions and United States economic improvements provided price support for crude oil, while the US gas prices increased due to increased seasonal demand in the residential and commercial sector and decreased storage inventories from the previous year.

The following summarises the pricing trends, based on the year-end prices, of our most significant commodities for FY2013.

Crude oil: The Platts Dated Brent crude price increased by eight per cent during FY2013, driven by Chinese demand growth in the first half of the year followed by moderate improvements in macroeconomics in the United States in the second half. Middle East political tensions provided price support, which offset negative drivers, including ongoing Eurozone concerns and a two per cent increase in US crude oil inventories.

Gas: The Platts US Henry Hub natural gas price increased by 33 per cent during FY2013. The Henry Hub price increase was driven by increased seasonal demand in the residential and commercial sector in the United States. The Asian liquefied natural gas spot price increased by three per cent during FY2013. This increase was supported by sustained demand from Japan to replace suspended nuclear capacity and growth in emerging Asian markets and Latin America.

Natural gas liquids: A barrel of natural gas liquids consists mainly of ethane and liquefied petroleum gas (propane and butane). The Mont Belvieu ethane price decreased by 19 per cent in FY2013 due to increases in supply, while Mont Belvieu propane prices increased by three per cent due to increased exports. Mont Belvieu butane prices decreased by three per cent due to lower gasoline demand.

Copper: The London Metal Exchange (LME) copper cash settlement price decreased by 11 per cent during FY2013 driven by supply growing faster than demand. Copper mine production recovered strongly in FY2013 from a constrained level, which was caused by disruptions in FY2012. Consumption remained flat during the first half of FY2013, but increased in the second half, as Chinese end-use demand increased by seven per cent.

Iron ore: The Platts 62 per cent iron ore CFR China price decreased by 14 per cent during FY2013 due to increased iron ore seaborne supply and inventory destocking at Chinese steel mills. Prices fluctuated between US$88.5 per dry metric tonne (dmt) and US$160/dmt, as movements in iron ore inventories caused volatility. Seaborne imports to China increased, as Australian supply growth more than offset the decrease in Brazilian and Indian exports. Global demand for iron ore was primarily driven by China’s record pig iron production, which recovered strongly in the second half of the financial year, after a seasonal decrease in the first half.

Metallurgical coal: The Platts Low-Vol hard coking coal Index decreased by 41 per cent during FY2013, driven by decreased growth rates of global pig iron production. Pig iron production decreased in Europe, which historically accounts for a large share of hard coking coal import demand. Supply increased during the year, particularly from Australia and Canada.

Energy coal: The Global Coal Newcastle FOB price decreased by 12 per cent during FY2013. Seaborne demand growth was driven by China and India, where volumes reached all-time record levels. Prices decreased as Indonesian, Australian and US exports increased simultaneously.

Aluminium: The LME aluminium cash settlement price decreased by six per cent during FY2013. Demand growth slowed, while simultaneously new supply continued to be added, which contributed to an increasing market surplus. During this period, LME stocks reached record levels, driven by the attractiveness of warehouse financing deals to investors.

Alumina: The Platts FOB Australia price increased by four per cent during FY2013, with price support coming from increasing demand and supply disruptions during the year. The market remained balanced, with refinery production continuing to grow in China.

Manganese: The CRU China ore import price increased by 10 per cent during FY2013. Rising ore prices in the second half of FY2013 were supported by record Chinese steel output, while supply from South Africa, Australia and Gabon increased to meet the higher demand. The US spot high-carbon ferromanganese alloy price decreased 15 per cent during FY2013. Declining alloy prices were driven by oversupply in a weak export market due to lower steel production in the developed economies of Europe and the United States

Nickel: The LME cash settlement nickel price decreased by 17 per cent during FY2013. Demand for nickel continued to grow, but at a lower rate compared with the previous year. The price decreased as a result of the demand growth being outpaced by increasing supply tonnages, coming mainly from Chinese nickel pig iron, as well as new production from greenfield projects.

3.4.2    Exchange rates

We are exposed to exchange rate transaction risk on foreign currency sales and purchases, as we believe that active currency hedging does not provide long-term benefits to our shareholders. Because a majority of our sales are denominated in US dollars, and the US dollar plays a dominant role in our business, we borrow and hold surplus cash predominantly in US dollars to provide a natural hedge. Operating costs and costs of locally sourced equipment are influenced by fluctuations in local currencies, primarily the Australian dollar, Brazilian real, Chilean peso and South African rand. Foreign exchange gains and losses reflected in operating costs owing to fluctuations in the local currencies relative to the US dollar may potentially offset one another. Volatility increased during the year, with a strengthening of the US dollar in the last quarter of FY2013. Overall the Australian dollar, Brazilian real and South African rand ended the financial year weaker against the US dollar, while the Chilean peso strengthened.

We are also exposed to exchange rate translation risk in relation to net monetary liabilities, being our foreign currency denominated monetary assets and liabilities, including debt and other long-term liabilities. Details of our exposure to foreign currency fluctuations are contained within note 29 ‘Financial risk management’ to the financial statements.

3.4.3    Changes in product demand and supply

Global demand and supply for the commodities we produce is a key driver of commodity prices, and fluctuations in product demand and supply affect our results, including cash flows and asset values.

Economic conditions over the second half of FY2013 were affected by lower than expected growth in emerging economies. Weaker trade and soft manufacturing activity pulled growth rates slightly below expectations in China. However, with employment conditions and income growth remaining resilient, the Chinese Government has room to pursue reforms that support its agenda of stable, long-term growth.

Significant cuts in government spending affected growth in the United States; however, this was offset by improved private sector demand, leading to modest rates of economic growth overall. Housing and stock market prices have also strengthened household balance sheets over the past year. As a result, we believe the recovery will continue, although risks remain regarding the unwinding of monetary policy stimulus.

The renewed policy push in Japan is also positive for medium-term growth expectations if the government can achieve its stated objectives. Europe remained relatively stable during the period; however, we do not anticipate a strong or rapid recovery while fundamental structural problems remain.

Overall, we expect more balanced global growth over the long term as China continues to develop its economy and large developed economies, such as the United States, grow despite fiscal challenges. We expect the rebalancing of the Chinese economy to be significant in terms of the nature of domestic demand, as well as the types of goods and services the economy will produce. These changes will take place gradually, particularly in relation to savings behaviour and levels of fixed asset investment. We also see India and South East Asia as significant sources of economic growth in the long term.

Prices responded to changes in the underlying fundamentals of several major commodities during FY2013. Increased demand in the United States supported natural gas markets, while record steel production rates in Asia underpinned strong demand for steelmaking raw materials. However, supply of iron ore, metallurgical coal and copper more than kept pace with increased demand, leading to a reduction in prices over the period.

In the short term, increased supply is expected to exert downward pressure on prices, although a lower rate of investment growth across the industry should, in time, lead to more balanced supply and demand. The growth rates for steel demand in Asia are expected to moderate, as the Chinese economy gradually rebalances. This rebalancing should support growth in demand for other industrial metals, energy and agricultural products.

We expect overcapacity in the aluminium and nickel industries to persist, while robust near-term supply in copper and US domestic gas should, over time, give way to market conditions more influenced by resource decline.

3.4.4    Operating costs

As the prices for our products are determined by the global commodity markets in which we operate, we do not generally have the ability to offset cost pressures through corresponding price increases; therefore, controlling our operating costs is a key driver of our results. Operating costs for the last three years are set out below.

Year ended 30 June	2013	2012	2011
	US$M	US$M	US$M
Raw materials and consumables used	9,445	8,483	8,148
Employee benefits expense	7,432	6,663	5,299
External services (including transportation) (1)	12,849	14,716	11,705
Third party commodity purchases	2,642	3,381	3,758
Net foreign exchange (gains)/losses	(280)	(519)	1,241
Fair value change on derivatives	79	(143)	(104)
Government royalties paid and payable	2,679	3,051	2,887
Depreciation and amortisation expense	6,945	6,408	5,039
Exploration and evaluation expenditure	1,022	1,602	981
Impairment of assets (2)	5,595	3,763	74
Operating lease rentals	754	635	451
Other operating expenses (3)	1,711	1,340	975

Total expenses	50,873	49,380	40,454

Less exceptional items	(5,222)	(3,786)	(164)

Total expenses excluding exceptional items	45,651	45,594	40,290

(1)	Includes exceptional items of US$96 million (2012: US$ nil; 2011: US$314 million).

(2)	Includes exceptional items of US$5,284 million (2012: US$3,663 million; 2011: US$ nil).

(3)	Includes exceptional items of US$158 million relating to the decrease in the rehabilitation obligations in respect of former operations at the Newcastle steelworks (2012: US$ nil; 2011: US$150 million).

We focus on operating costs excluding exceptional items because they represent a component of Underlying EBIT. Our operating costs excluding exceptional items have increased at an average rate of 10.7 per cent per annum over the past three years. During FY2013, total operating costs excluding exceptional items have remained stable, as reductions in various costs were offset by higher non-cash costs and one-off items.

Our focus on curtailing operating costs was demonstrated by a decrease of external services costs of US$1.9 billion, a decrease of third party commodity purchases of US$739 million, reduced government royalties of US$372 million and a reduction of exploration and evaluation expenditure of US$580 million.

These savings were predominantly offset by higher impairment charges of US$1.8 billion, higher depreciation and amortisation charges of US$537 million, lower foreign exchange gains of US$239 million and an unfavourable variance in fair value change on derivatives of US$222 million.

3.4.5    Capital expenditure

Capital and exploration expenditure are both important in pursuing our strategy. Capital and exploration expenditure is disclosed for each Business in the table below (presented on an accruals basis).

Year ended 30 June	2013	2012	2011
	US$M	US$M	US$M
Capital and exploration expenditure (1)
Petroleum and Potash	8,494	7,865	2,828
Copper	2,366	2,980	1,670
Iron Ore	6,472	5,921	3,777
Coal	3,929	3,875	2,026
Aluminium, Manganese and Nickel	815	1,862	2,342
Group and unallocated items	132	172	207

BHP Billiton Group	22,208	22,675	12,850

(1)	Capital and exploration expenditure includes accrued capital expenditure and excludes capitalised interest. Exploration expenditure is capitalised in accordance with our accounting policies, as set out in note 1 ‘Accounting policies’ in the financial statements. All other exploration expenditure is expensed in the period.

Capital expenditure encompasses expenditure on major projects, as set out in section 3.7.2, and capital expenditure on sustaining and other items.

Year ended 30 June	2013	2012	2011
	US$M	US$M	US$M
Capital expenditure
Growth	18,401	17,735	9,366
Sustaining and other	2,481	2,488	2,244

Total	20,882	20,223	11,610

Exploration expenditure
Petroleum	675	1,355	557
Minerals	651	1,097	683

Total	1,326	2,452	1,240

Total capital and exploration expenditure	22,208	22,675	12,850

Deferred stripping	(538)	(782)	(469)

Total capital and exploration expenditure excluding deferred stripping	21,670	21,893	12,381

Our capital and exploration expenditure increased significantly from FY2011 to FY2012, growing 76.5 per cent from US$12.9 billion to US$22.7 billion. This reflected increased investment in our project pipeline, particularly in Petroleum, Iron Ore, Coal and Copper. In FY2013, we focused on controlling capital and exploration expenditure. Total capital expenditure increased by US$659 million from FY2012 to US$20.9 billion in FY2013, whereas exploration expenditure decreased by US$1.1 billion to US$1.3 billion. Increases in capital expenditure, primarily in Onshore US (increase of US$1.5 billion) and Western Australia Iron Ore (WAIO) (increase of US$509 million) outweighed decreases, primarily in Copper and Aluminium, Manganese and Nickel. Exploration expenditure decreased across all Businesses, with the largest decrease of US$811 million in Petroleum and Potash.

No major growth projects and only one major project were approved during FY2013. At the end of FY2013, we had 18 major projects in execution, of which approximately 70 per cent were expected to deliver first production by the end of CY2014.

A detailed discussion of our project pipeline (including projects approved after 30 June 2013) is located in section 3.7.2.

We expect our capital and exploration expenditure for FY2014, excluding deferred stripping, to be approximately US$16.2 billion, which includes exploration expenditure of US$1.0 billion.

3.4.6    Exploration and development

Exploration expense represents that portion of exploration expenditure that is not capitalised in accordance with our accounting policies, as set out in note 1 ‘Accounting policies’ to the financial statements.

Exploration expense for each Business over the three-year period is set out below.

Year ended 30 June	2013	2012	2011
	US$M	US$M	US$M
Exploration expense (1)
Petroleum and Potash	709	1,038	543
Copper	246	324	266
Iron Ore	74	135	60
Coal	42	174	93
Aluminium, Manganese and Nickel	53	68	77
Group and unallocated items	–	7	15

BHP Billiton Group	1,124	1,746	1,054

(1)	Includes US$102 million (2012: US$144 million, 2011: US$73 million) exploration expense previously capitalised, written off as impaired.

Exploration expense increased significantly between FY2011 and FY2012, growing by US$692 million from US$1,054 million to US$1,746 million reflecting increased exploration for oil, gas and minerals. Petroleum exploration was focused on offshore Western Australia, the Gulf of Mexico, South East Asia and our Onshore US Asset. Minerals exploration was focused on greenfield copper targets in South America and iron ore and potash targets globally.

In FY2013, the quality, scale and diversification of our existing assets have allowed us to substantially reduce our exploration. Total exploration expense declined by 36 per cent to US$1.1 billion in FY2013, with a sharpened focus on greenfield copper porphyry targets in Chile and Peru, and oil and gas prospects in the Gulf of Mexico and offshore Western Australia.

We expect exploration expenditure for FY2014 to be approximately US$1.0 billion, of which approximately US$600 million is expected to be for offshore oil and gas, and the balance related primarily to exploration for copper.

3.4.7    Interest rates

We are exposed to interest rate risk on our outstanding borrowings and investments. Our policy on interest rate exposure is for interest on our borrowings to be on a US dollar floating interest rate basis. Deviation from our policy requires the prior approval of our Financial Risk Management Committee and is managed within our Cash Flow at Risk (CFaR) framework, which is described in note 29 ‘Financial risk management’ to the financial statements. When required under this strategy, we use interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure, as well as using swaptions to manage the fixed interest rate exposure. As at 30 June 2013, the Group held US$5.4 billion (2012: US$4.3 billion) of centrally managed fixed interest rate borrowings, as well as US$4.4 billion (2012: US$4.0 billion) of other fixed interest rate borrowings, that have not been swapped to floating interest rates, primarily arising from debt raised during FY2012 and FY2013, debt assumed as part of the acquisition of Petrohawk and debt raised prior to the DLC merger.

Our earnings are sensitive to changes in interest rates on the floating interest rate component of the Group’s net borrowings. Based on the net debt position as at 30 June 2013, taking into account interest rate swaps, cross currency interest rate swaps and swaptions, it is estimated that a one percentage point increase in the US LIBOR interest rate will decrease the Group’s equity and profit after taxation by US$136 million (2012: decrease of US$103 million). This assumes that the change in interest rates is effective from the beginning of the financial year and the fixed/floating mix and balances are constant over the year. However, interest rates and the net debt profile of the Group may not remain constant over the coming financial year and therefore such sensitivity analysis should be used with care.

3.4.8    Health, safety, environment and community

We are subject to extensive regulation surrounding the health and safety of our people and the environment. We make every effort to comply with the regulations and, where less stringent than our standards, we aim to exceed applicable legal and other requirements. However, regulatory standards and community expectations are constantly evolving. As a result, we may be exposed to increased litigation, compliance costs and unforeseen environmental rehabilitation expenses, despite our best efforts to work with governments, community groups and scientists to keep pace with regulations, law and public expectations.

Further information about our compliance with HSEC regulations can be found in section 2.8 ‘Sustainability’.

3.4.9    Insurance

During FY2013, we maintained an insurance program encompassing property damage, business interruption, sabotage and terrorism, marine cargo, construction, directors’ and officers’ liability and public and certain other liabilities. The program includes a combination of self-insurance via subsidiary captive insurance companies, industry mutuals and external market reinsurance. Mandates are established as to risk retention levels, policy cover and, where applicable, reinsurance counter parties. As part of our portfolio risk management approach, we regularly conduct an assessment of maximum foreseeable loss potential, cash flow at risk, loss experience, claims received and insurance premiums paid, and will make adjustments to the balance of self-insurance and reinsurance as required.

The Group is largely self-insured for losses arising from property damage and business interruption, sabotage and terrorism, marine cargo, construction and primary public liability. For these risks, we internally insure our operations (for wholly owned assets and for our share of joint venture assets) via our captive insurance companies. Any losses incurred will consequently impact the financial statements as they arise.

3.5    Application of critical accounting policies

The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its estimates and judgements in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its estimates and judgements on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

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

3.6    Operating results

The following tables provide a summary of Revenue and Underlying EBIT for FY2013 and the two prior corresponding periods of our Businesses and the Group. Our use of Underlying EBIT is explained in section 3.6.2.

Year ended 30 June	2013	2012	2011
	US$M	US$M	US$M
Revenue (1)
Petroleum and Potash	13,213	12,937	10,737
Copper	11,991	11,596	14,152
Iron Ore	20,215	22,601	20,412
Coal	10,723	13,598	13,080
Aluminium, Manganese and Nickel	9,278	9,911	11,505
Group and unallocated items (2)	548	1,583	1,853

BHP Billiton Group	65,968	72,226	71,739

Year ended 30 June	2013	2012	2011
	US$M	US$M	US$M
Underlying EBIT (3)
Petroleum and Potash	5,651	6,020	6,201
Copper	3,622	3,965	6,790
Iron Ore	11,121	14,201	13,328
Coal	746	2,797	3,799
Aluminium, Manganese and Nickel	164	(24)	1,551
Group and unallocated items (2)	(177)	279	311

BHP Billiton Group	21,127	27,238	31,980

(1)	Includes the sale of third party product.

(2)	Includes the Group’s diamonds business (divested effective 10 April 2013), interest in titanium minerals (divested effective 3 September 2012), non-Potash corporate costs incurred by the former Diamonds and Specialty Products CSG, consolidation adjustments, unallocated items and external sales of freight and fuel via the Group’s transport and logistics operations.

(3)	Underlying EBIT is earnings before net finance costs, taxation and any exceptional items and includes the sale of third party product. Underlying EBIT is not an IFRS measure of profitability, financial performance or liquidity and may be defined and used in differing ways by different entities. Underlying EBIT is included in the FY2013 financial statements as required by IFRS 8 ‘Operating Segments’. We believe that Underlying EBIT provides useful information, but should not be considered as an indication of, or alternative to, Attributable profit as an indicator of operating performance. Our use of Underlying EBIT is explained in section 3.6.2.

3.6.1    Consolidated results

Year ended 30 June 2013 compared with year ended 30 June 2012

Revenue in FY2013 was US$66.0 billion, a decrease of US$6.2 billion, or 8.7 per cent, from US$72.2 billion in the corresponding period. The revenue decrease was primarily driven by the Iron Ore and Coal Businesses, with decreases of US$2.4 billion and US$2.9 billion, respectively, and the loss of revenue due to the sale of assets previously reported in the former Diamonds and Specialty Products CSG, which represented a reduction of US$879 million.

The decrease in revenue in Iron Ore was primarily due to lower realised prices of US$4.1 billion, partially offset by higher sales volumes of US$1.4 billion. The revenue decrease in Coal also reflected lower realised prices of US$3.7 billion, partially offset by higher sales volumes of US$416 million.

Underlying EBIT in FY2013 declined by 22.4 per cent, or US$6.1 billion, to US$21.1 billion. A substantial reduction in commodity prices reduced Underlying EBIT by US$8.9 billion, which more than offset the US$546 million reduction in costs (rate and usage), the US$649 million reduction in price-linked costs and the US$938 million reduction in exploration and business development costs achieved during the period. Consistently strong operating performance across the Group contributed to a US$1.8 billion volume related increase in Underlying EBIT.

Further description of the changes in revenue is included in the analysis of Underlying EBIT for the Group in section 3.6.2 and for the Businesses in section 3.6.6.

Attributable profit excluding exceptional items (comprising Profit after taxation attributable to members of BHP Billiton Group less exceptional items as described in section 3.6.5) of US$11.8 billion was negatively affected by an increase in the Group’s effective tax rate from 34.8 per cent to 39.3 per cent (excluding exceptional items) and financing charges of US$280 million incurred managing interest rate exposure on recently issued debt securities. Exceptional items of US$922 million (after tax) contributed to the 29.5 per cent decrease in Attributable profit to US$10.9 billion.

Exceptional items during FY2013 included a gain on sale of our wholly owned Yeelirrie uranium deposit of US$420 million (after tax expense), a gain on sale of our interest in Richards Bay Minerals of US$1.2 billion (after tax expense) and a gain on sale of our 8.33 per cent interest in the East Browse Joint Venture, and 20 per cent interest in the West Browse Joint Venture of US$1.4 billion (after tax expense).

These gains were offset by an impairment charge of US$1.2 billion (after tax benefit) at Nickel West, an impairment charge of US$1.6 billion (after tax benefit) at Worsley, an impairment charge of US$167 million (after tax benefit) of assets in the Permian Basin (United States), an impairment charge of US$237 million (after tax expense) arising from the sale of our interests in the EKATI Diamond Mine and an impairment charge and other restructuring costs of US$715 million (after tax benefit) arising from the capital project review. Finally, the Group recognised a decrease of US$158 million (before tax expense) to its rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia).

Net operating cash flow of US$18.3 billion declined by 25.1 per cent from US$24.4 billion in FY2012; however, despite the challenging environment, the Group’s Underlying EBIT margin remained in excess of 30 per cent, while Underlying return on capital was 13.5 per cent, down from 23.0 per cent in FY2012.

Year ended 30 June 2012 compared with year ended 30 June 2011

In FY2012, revenue was US$72.2 billion, an increase of US$487 million, or 0.7 per cent, from US$71.7 billion in the corresponding period. The revenue increases of US$2.2 billion in both our Petroleum and Potash, and Iron Ore Businesses were partially offset by decreases in other Businesses, in particular our Copper and Aluminium, Manganese and Nickel Businesses of US$2.6 billion and US$1.6 billion, respectively.

The increase in revenue in Iron Ore related primarily to higher sales volumes of US$3.4 billion, offset by lower realised prices of US$1.2 billion. Revenue increases in Petroleum and Potash related primarily to US$2.2 billion of revenue in Onshore US for FY2012, an increase of US$2.1 billion from FY2011. The impact of higher realised prices in Petroleum’s conventional (primarily offshore) operations was largely offset by lower sales volumes.

The revenue decrease in Copper reflected lower sales volumes of US$861 million and lower realised prices of US$1.5 billion. The decrease in revenue in Aluminium, Manganese and Nickel of US$1.6 billion was primarily due to lower realised prices.

Further description on the changes in revenue is included in the analysis of Underlying EBIT for the Group in section 3.6.2 and for the Businesses in section 3.6.6.

Our Attributable profit of US$15.4 billion in FY2012 represented a decrease of 34.8 per cent from US$23.6 billion in the corresponding period.

Attributable profit in FY2012 included a number of exceptional items: an impairment of the Fayetteville (United States) dry gas assets acquired from Chesapeake Energy in March 2011 of US$1.8 billion (US$2.8 billion before tax); an impairment of the Nickel West (Australia) assets of US$355 million (US$449 million before tax) and a US$342 million (US$452 million before tax) charge for the suspension or early closure of operations and the change in status of specific projects, which included an impairment of the Olympic Dam Project of US$242 million (US$346 million before tax).

Other exceptional items included the settlement of insurance claims at Queensland Coal (Australia) which resulted in other income of US$199 million (US$284 million before tax), while a US$637 million non-cash income tax credit was recognised following the passage of Australia’s Minerals Resource Rent Tax (MRRT) and Petroleum Resource Rent Tax (PRRT) extension into legislation in March 2012.

Attributable profit excluding exceptional items of US$17.1 billion represented a decrease of 21.1 per cent from US$21.7 billion in FY2011. The US$4.6 billion decrease in Attributable profit excluding exceptional items primarily reflects the decrease in Underlying EBIT of US$4.8 billion.

The decrease in Underlying EBIT from the prior year is a result of weaknesses in the price of, and demand for, commodities and industry-wide cost pressure. The rate of cost escalation was most severe in those Businesses that experienced disruptions, outages or grade-related issues. The increased revenue for Onshore US, from US$107 million in FY2011 to US$2.2 billion in FY2012, did not result in additional EBIT due to the impact of lower realised gas prices in the United States.

Net operating cash flow of US$24.4 billion declined by 18.9 per cent, while Underlying return on capital was 23.0 per cent. The value of the Group’s diversified strategy was reflected in the Group’s Underlying EBIT margin, which remained at a robust 39.4 per cent.

3.6.2    Consolidated results – Underlying EBIT

In discussing the operating results of the Group, we focus on a financial measure we refer to as Underlying EBIT. Underlying EBIT is the key measure that management uses internally to assess the performance of our Businesses, make decisions on the allocation of resources and assess operational management. Management uses this measure because financing structures and tax regimes differ across our assets and substantial components of our tax and interest charges are levied at a Group rather than an operational level.

We exclude exceptional items from Underlying EBIT in order to enhance the comparability of the measure from period to period and provide clarity into the underlying performance of our operations. Our management monitors exceptional items separately.

The following table reconciles Underlying EBIT to Profit from operations.

Year ended 30 June	2013	2012	2011
	US$M	US$M	US$M
Underlying EBIT	21,127	27,238	31,980
Exceptional items (before taxation) – refer section 3.6.5	(1,902)	(3,486)	(164)
Profit from operations (EBIT)	19,225	23,752	31,816

The following table describes the approximate impact of the principal factors that affected Underlying EBIT for FY2013 and FY2012.

Year ended 30 June	2013	2012
	US$M	US$M
Underlying EBIT as reported in the prior year	27,238	31,980
Change in volumes:
Increase in volumes	2,057	2,529
Decrease in volumes	(266)	(2,221)

	1,791	308

Net price impact:
Change in sales prices	(8,895)	(2,213)
Price-linked costs	649	253

	(8,246)	(1,960)

Change in costs:
Costs (rate and usage)	546	(3,138)
Exchange rates	390	820
Inflation on costs	(650)	(764)

	286	(3,082)

Asset sales	(66)	78
Ceased and sold operations	(847)	347
New and acquired operations	(112)	(86)
Exploration and business development	938	(819)
Other	145	472

Underlying EBIT	21,127	27,238

The method of calculation of the factors that affected Underlying EBIT and the financial statement line items of Revenue, Other income and Expenses (excluding net finance costs) that are affected by the factors are as follows.

Factor affecting Underlying EBIT	Method of calculation	Financial statement line item affected
Volumes	Change in volumes for each operation from the corresponding period to the current period multiplied by prior year Underlying EBIT margin.	Revenue and Expenses

Change in sales prices	Change in average realised price for each operation from the corresponding period to the current period multiplied by current period volumes.	Revenue

Price-linked costs	As for change in sales prices.	Expenses

Costs (rate and usage)	Change in total costs, other than exchange rates, inflation and those changes included in other categories below, for each operation from the corresponding period to the current period.	Expenses

Exchange rates	Change in exchange rate multiplied by current period local currency revenue and expenses – the majority of the Group’s selling prices are denominated in US dollars and so there is little impact of exchange rate changes on Revenue.	Revenue and Expenses

Inflation on costs	Change in inflation rate applied to expenses, other than depreciation and amortisation, price-linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations.	Expenses

Asset sales	Profit/loss on the sale of assets or operations in the current period minus profit/loss on sale in the corresponding period.	Other income

Ceased and sold operations	Underlying EBIT for operations that are ceased or sold operations in the current period minus Underlying EBIT for operations that are ceased or sold in the corresponding period.	Revenue, Other income and Expenses

New and acquired operations	Underlying EBIT for operations that are new or acquired in the current period minus Underlying EBIT for operations that are new or acquired in the corresponding period.	Revenue, Other income and Expenses

Exploration and business development	Exploration and business development expense in the current period minus exploration and business development expense in the corresponding period.	Expenses

Other	Variances not explained by the above factors.	Expenses

The following commentary describes the principal factors outlined in the table above for FY2013 and FY2012.

Year ended 30 June 2013 compared with year ended 30 June 2012

Underlying EBIT for FY2013 was US$21.1 billion, compared with US$27.2 billion in the corresponding period, a decrease of 22.4 per cent.

Volumes

Strong operating performance across the Group’s major basins in FY2013 delivered an increase in total production volumes in a number of Businesses. This was underpinned by a thirteenth consecutive annual production record at WAIO and a 28 per cent increase in copper production at Escondida. This volume growth was supported by a significant recovery in production at Queensland Coal and a 76 per cent increase in liquids production at our Onshore US Asset. This momentum is expected to continue in the medium term.

In this context, stronger sales volumes increased Underlying EBIT by US$1.8 billion in FY2013. Increased iron ore, copper and metallurgical coal sales were the major contributors and together increased Underlying EBIT by US$2.2 billion. In contrast, natural field decline at our conventional Australian oil and gas assets contributed to a US$266 million volume related reduction in Petroleum’s Underlying EBIT.

Prices

Substantially lower prices reduced Underlying EBIT by US$8.9 billion in FY2013. The major contributor to the decline was a 17 per cent reduction in the average realised price of iron ore, which reduced Underlying EBIT by US$4.1 billion. The recovery in low-cost supply led to a significant decline in metallurgical coal prices, which, together with softer energy coal prices, reduced Underlying EBIT by a further US$3.7 billion. Overcapacity in the nickel and aluminium markets, and concerns of a near-term rebalancing in the copper market, also weighed on metals prices and reduced Underlying EBIT by a combined US$1.0 billion.

A 17 per cent increase in the average realised price of US natural gas and a four per cent rise in the average realised price of liquefied natural gas (LNG) benefited Underlying EBIT during the period; however, this was largely offset by a four per cent decrease in the average realised price of oil.

A reduction in price-linked costs increased Underlying EBIT by US$649 million during the period and primarily reflected lower price-linked royalty charges in our Iron Ore and Metallurgical Coal Businesses.

Costs

The Group’s concentrated effort to reduce operating costs and drive productivity improvements realised tangible results. The total cost related variance, which excludes exploration and business development expenditure, exceptional items, the impacts of inflation and exchange rate volatility, increased Underlying EBIT by US$546 million during the period.

Increased labour productivity across the Group, and both a change in scope and renegotiation of terms for specific contracts at Queensland Coal, contributed to a US$383 million reduction in costs. These savings were offset by payments associated with the finalisation of multi-year collective labour agreements at each of our South American copper assets.

Mining related efficiencies contributed to a US$251 million reduction in costs. This largely reflected productivity gains at Escondida associated with a 12 per cent improvement in concentrator throughput following a major maintenance campaign and a 24 per cent increase in the ore grade mined during the period which increased Underlying EBIT by US$481 million. These savings were offset by lower grade and smelter availability at Olympic Dam, which decreased Underlying EBIT by US$172 million.

Depreciation, impairments and other non-cash costs increased by US$241 million, which reflected the recent completion of several projects mainly in Copper and Iron Ore and impairments of project costs associated with the WAIO Tug Harbour and the Mad Dog Phase 2 (United States).

Exchange rates

A stronger US dollar against several producer currencies, in particular the South African rand, benefited our cost base during the period and increased Underlying EBIT by US$480 million. This was partially offset by the revaluation of monetary items in the balance sheet with year-end exchange rates, which reduced Underlying EBIT by US$90 million. In total, exchange rate volatility increased Underlying EBIT by US$390 million.

Average and closing exchange rates for FY2013 and FY2012 are detailed in note 1 ‘Accounting policies’ to the financial statements.

Inflation on costs

Inflation had an unfavourable impact on all Businesses and reduced Underlying EBIT by US$650 million in FY2013. This was most notable in Australia and South Africa, which accounted for over 75 per cent of the total variance.

Asset sales

The divestments of Yeelirrie (Australia), Richards Bay Minerals (South Africa), the East and West Browse Joint Ventures (Australia) and our diamonds business were completed during the period. The gains or losses arising from each sale were reported within exceptional items, and therefore were not included in Underlying EBIT.

The contribution of asset sales to Underlying EBIT declined by US$66 million in FY2013. The variance was largely attributable to a post-closing payment received during FY2012 that followed the divestment of our interests in Cascade and Chinook (United States).

Ceased and sold operations

Underlying EBIT from ceased and sold operations declined by US$847 million in FY2013. The decline largely reflected a reduced contribution (decrease in Underlying EBIT of US$499 million) from both Richards Bay Minerals, following the sale of our 37.76 per cent non-operated effective interest to Rio Tinto, which was completed on 7 September 2012; and EKATI (Canada), following the sale of our diamonds business to Dominion Diamond Corporation, which was completed on 10 April 2013. Ceased and sold operations included a further reduction of Underlying EBIT of US$126 million related to the sale of Pinto Valley mining operation (United States) and the associated San Manuel Arizona Railroad Company.

New and acquired operations

We classify assets as new and acquired operations until there is a full-year period for comparison. In FY2012, new and acquired operations comprised the Onshore US Asset (Fayetteville acquired in March 2011 and Petrohawk acquired in August 2011) and HWE Mining (acquired in September 2011). In FY2013, new and acquired operations comprised the former Petrohawk operations within Onshore US and HWE Mining.

New and acquired operations reduced Underlying EBIT by US$112 million in FY2013. This reflected a further loss on Petrohawk compared with the corresponding period loss, which included a one-off gain of US$192 million associated with legacy US gas derivatives. The increase in revenue in Onshore US from higher volumes and stronger prices was offset by higher depreciation and the impact of rig termination costs. A discussion of our Onshore US Asset’s results is set out in section 3.6.6.

This loss was partially offset by Iron Ore contribution of US$144 million, driven by the favourable contractor mining costs pertaining to the removal of contractor margins included in mining rates prior to the HWE Mining acquisition.

Exploration and business development

Our increased focus on reducing our cost base in FY2013 and our confidence in the quality and longevity of our asset base led to a substantial US$938 million reduction in the Group’s exploration and business development expenditure. Total exploration expenditure declined by 46 per cent to US$1.3 billion in FY2013, with a focus on greenfield copper porphyry targets in Chile and Peru and oil and gas prospects in the Gulf of Mexico (United States) and offshore Western Australia. The associated decline in the Group’s exploration expense increased Underlying EBIT by US$594 million.

A general reduction in business development expenditure increased Underlying EBIT by a further US$344 million in FY2013, primarily in Iron Ore for US$102 million and Coal for US$194 million.

Other

The largest contributor to a US$145 million increase in Underlying EBIT was a non-cash adjustment of our Angostura (Trinidad and Tobago) Production Sharing Contract.

Year ended 30 June 2012 compared with year ended 30 June 2011

Underlying EBIT for FY2012 was US$27.2 billion, compared with US$32.0 billion in the corresponding period, a decrease of 14.8 per cent.

Volumes

In FY2012, we achieved a twelfth consecutive annual production record at WAIO and record annual production at another nine operations. In aggregate, volumes increased Underlying EBIT by US$308 million in the period.

WAIO shipments rose to a record annualised rate of 179 million tonnes (Mt) in the June 2012 quarter (100 per cent basis). The resultant 23 Mt (BHP Billiton share) uplift in WAIO shipments increased Underlying EBIT by US$2.4 billion in FY2012.

Downtime at our non-operated facilities in the Gulf of Mexico and the North West Shelf (Australia) and natural field decline, particularly at Pyrenees (Australia), were the major contributors to the volume related US$1.1 billion reduction in Underlying EBIT for the Petroleum and Potash Business. The Atlantis and Mad Dog (both United States) facilities resumed production in August 2012. Annual copper production records were set at Antamina and Spence (Chile) although lower grades and industrial action constrained performance at Escondida. An overall decline in Copper volumes reduced Underlying EBIT by US$509 million in the period.

The impact on EBIT arising from the increase in volume relating to the acquisition of our Onshore US Asset is included under the heading ‘New and acquired operations’.

Prices

Prices for many of BHP Billiton’s products declined during FY2012 as global economic growth slowed and concerns surrounding the economic outlook increased. In total, lower average realised prices reduced Underlying EBIT by US$2.0 billion in FY2012, net of price-linked costs. The impact was most apparent in our Copper and Iron Ore Businesses, where weaker prices reduced Underlying EBIT by US$1.6 billion and US$1.3 billion, respectively. No respite was provided for our Aluminium, Manganese and Nickel Business, where lower realised prices reduced Underlying EBIT by a combined US$1.2 billion.

In Petroleum and Potash, a 19 per cent increase in the average realised price of oil and a 29 per cent rise in the average realised price of liquefied natural gas contributed to a US$1.5 billion increase in Underlying EBIT in FY2012. In addition, stronger thermal and metallurgical coal realised prices increased Underlying EBIT by a combined US$434 million, net of price-linked costs.

Costs

Industry-wide cost pressure resulted in a decline in Underlying EBIT of US$3.1 billion, particularly in Copper and in Coal, where industrial action at Escondida and Queensland Coal created additional pressure on costs.

Higher costs, excluding the impacts of inflation, exchange rate volatility and non-cash items, reduced Underlying EBIT by US$2.7 billion in FY2012. Labour and contractor cost increases and higher raw material costs accounted for more than half of this increase.

We were quick to respond to changes in the operating environment and acted decisively by closing energy-intensive silicomanganese alloy production capacity in South Africa and by temporarily closing capacity at TEMCO. In addition, metallurgical coal production at Norwich Park was suspended following a review of the mine’s profitability.

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

Inflation on costs

Inflationary pressure had an unfavourable impact on all Businesses and reduced Underlying EBIT by US$764 million during FY2012. The pressure was most notable in Australia and South Africa, which accounted for 75 per cent of the total impact.

Asset sales

The contribution of asset sales to Underlying EBIT increased by US$78 million from the corresponding period and primarily reflected the receipt of a post-closing payment that followed the 2006 divestment of our interests in Cascade and Chinook.

Ceased and sold operations

A favourable foreign exchange related restatement and partial release of the Newcastle steelworks, Australia, rehabilitation provision accounted for the majority of the US$347 million increase in Underlying EBIT.

New and acquired operations

We classify assets as new and acquired operations until there is a full-year period for comparison. New and acquired operations reduced Underlying EBIT by US$86 million in FY2012. Iron Ore’s acquisition of the HWE Mining business in Western Australia increased Underlying EBIT by US$97 million, which was more than offset by a decrease in Underlying EBIT for the Onshore US Asset of US$183 million – being a loss of US$140 million in FY2012 compared with a profit of US$43 million in FY2011.

The additional revenue of US$2.1 billion for Onshore US in FY2012 did not result in additional EBIT due to the impact of lower realised gas prices in the United States.

Exploration and business development

Exploration expense increased by US$662 million to US$1.7 billion in FY2012. Within Minerals (US$928 million expense), greenfield exploration was focused on copper targets in South America, nickel and copper targets in Australia, and iron ore and potash targets globally.

Petroleum exploration expense was US$818 million and included a US$144 million impairment of exploration previously capitalised. Our activities focused on offshore Western Australia, the Gulf of Mexico, South East Asia and our recently acquired Onshore US Asset.

A general increase in the level of business development expenditure reduced Underlying EBIT by a further US$157 million in FY2012.

Other

The absence of specific provisions and non-cash charges that were reported in the Aluminium, Manganese and Nickel and Copper Businesses in FY2011, largely accounted for a US$472 million increase in Underlying EBIT in the period.

3.6.3    Net finance costs

Year ended 30 June 2013 compared with year ended 30 June 2012

Net finance costs increased to US$1.4 billion from US$730 million in the corresponding period. This was primarily attributable to an increase in net interest expense on higher net debt and financing charges of US$280 million incurred managing interest rate exposure on recently issued debt securities. The US$280 million was composed of realised fair value losses of US$97 million on non-hedging derivatives recognised in interest on borrowings and unrealised fair value losses of US$183 million on similar instruments.

At 30 June 2013, net debt, comprising interest bearing liabilities less cash and cash equivalents, was US$29.1 billion, which represented an increase of US$5.5 billion compared with the net debt position at 30 June 2012.

Year ended 30 June 2012 compared with year ended 30 June 2011

Net finance costs increased to US$730 million from US$561 million in the corresponding period. This was primarily driven by increased net interest expense on higher net debt, partially offset by exchange rate variations on net debt.

At 30 June 2012, net debt, comprising interest bearing liabilities less cash and cash equivalents, was US$23.6 billion, which represented an increase of US$17.8 billion compared with the net debt position at 30 June 2011.

3.6.4    Taxation expense

Year ended 30 June 2013 compared with year ended 30 June 2012

Total taxation expense, including royalty-related taxation, exceptional items and exchange rate movements, was US$6.8 billion, representing an effective tax rate of 38.0 per cent (2012: 32.5 per cent).

Exceptional items decreased taxation expense by US$980 million (2012: decrease of US$1.7 billion), predominately due to the income tax benefit on impairments of US$1.4 billion, which more than offset the income tax expense associated with divestments of US$376 million, as detailed in section 3.6.5. Excluding exceptional items, the Group’s effective tax rate was 39.3 per cent (2012: 34.8 per cent).

Government imposed royalty arrangements calculated by reference to profits are reported as royalty-related taxation. Royalty-related taxation, excluding exceptional items, contributed US$1.2 billion to taxation expense representing an effective tax rate of 6.0 per cent (2012: US$889 million and 3.4 per cent). The Minerals Resource Rent Tax (MRRT) came into effect in Australia on 1 July 2012 and the Group expensed US$454 million of MRRT in FY2013. This was partially offset by the recognition of deferred tax assets associated with the MRRT, which reduced taxation expense by US$133 million.

Exchange rate movements increased taxation expense by US$315 million, representing an effective tax rate of 1.6 per cent (2012: increase of US$250 million and 0.9 per cent).

Excluding the impacts of royalty-related taxation, exceptional items and exchange rate movements, taxation expense was US$6.3 billion, representing an Underlying effective tax rate of 31.7 per cent (2012: 30.5 per cent). Underlying effective tax rate is not an IFRS measure and comprises total taxation expense excluding royalty-related taxation, exceptional items and exchange rate movements included in taxation expense divided by Profit before taxation and exceptional items.

Other royalty and excise arrangements, which are not profit based, are recognised as operating costs within Profit before taxation. These amounted to US$2.7 billion during the period (2012: US$3.1 billion).

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

Exceptional items decreased taxation expense by US$1.7 billion (2011: decrease of US$2.1 billion), predominantly due to the recognition of tax benefits of US$1.2 billion arising from the impairments of goodwill and other assets in relation to the Fayetteville shale gas assets, Nickel West and the Olympic Dam expansion project, and the recognition of a net income tax benefit of US$637 million on enactment of the MRRT and PRRT extension legislation in Australia.

Government imposed royalty arrangements calculated by reference to profits after adjustment for temporary differences are reported as royalty-related taxation. Royalty-related taxation (excluding exceptional items) contributed US$889 million to taxation expense, representing an effective tax rate of 3.9 per cent (2011: US$828 million and 2.6 per cent).

Other royalty and excise arrangements that did not have these characteristics are recognised as operating costs within Profit before taxation. These amounted to US$3.1 billion during the period (2011: US$2.9 billion).

3.6.5    Exceptional items

Year ended 30 June 2013

Year ended 30 June 2013	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Sale of Yeelirrie uranium deposit	420	–	420
Sale of Richards Bay Minerals	1,373	(183)	1,190
Sale of diamonds business	(232)	(5)	(237)
Sale of East and West Browse Joint Ventures	1,539	(188)	1,351
Impairment of Nickel West assets	(1,698)	454	(1,244)
Impairment of Worsley assets	(2,190)	559	(1,631)
Impairment of Permian Basin assets	(266)	99	(167)
Other impairments arising from capital project review	(1,006)	291	(715)
Newcastle steelworks rehabilitation	158	(47)	111

	(1,902)	980	(922)

On 27 August 2012, the Group announced the sale of its wholly owned Yeelirrie uranium deposit and the transaction was completed on 19 December 2012. A gain on sale of US$420 million was recognised in FY2013, while the associated tax expense was offset by the recognition of deferred tax benefits on available tax losses of US$126 million.

On 7 September 2012, the Group announced it had completed the sale of its 37.76 per cent effective interest in Richards Bay Minerals. A gain on sale of US$1.2 billion (after tax expense) was recognised in FY2013.

On 13 November 2012, the Group announced the sale of its diamonds business, comprising its interests in the EKATI Diamond Mine and Diamond Marketing operations. The transaction was completed on 10 April 2013 for an aggregate cash consideration of US$553 million (after adjustments). An impairment charge of US$237 million (after tax expense) was recognised based on the final consideration.

On 12 December 2012, the Group signed a definitive agreement to sell its 8.33 per cent interest in the East Browse Joint Venture and 20 per cent interest in the West Browse Joint Venture. A gain on sale of US$1.5 billion was recognised in FY2013. The associated tax expense of US$462 million was partly offset by the recognition of deferred tax benefits on available tax losses of US$241 million and the derecognition of deferred tax liabilities of US$33 million. The transaction was completed on 7 June 2013.

As a result of expected continued strength in the Australian dollar and weak nickel prices, the Group recognised an impairment charge of US$1.2 billion (after tax benefit) at Nickel West in FY2013.

The Group recognised an impairment of assets at Worsley as a result of expected continued strength in the Australian dollar and weak alumina prices. A total impairment charge of US$1.6 billion (after tax benefit) was recognised in FY2013.

An impairment charge of US$167 million (after tax benefit) was recognised as the performance of specific evaluation wells in certain areas of the Permian Basin (United States) do not support economic development.

In FY2013, WAIO refocused its attention on the capital efficient expansion opportunity that exists within the Port Hedland Inner Harbour, and all early works associated with the Outer Harbour development option were suspended. This revision to the WAIO development sequence and the change in status of other minor capital projects across the Group resulted in the recognition of impairment charges of US$639 million (after tax benefit)

and other restructuring costs of US$76 million (after tax benefit) in FY2013, of which US$580 million (after tax benefit) were related to WAIO.

The Group recognised a decrease of US$158 million (before tax expense) to its rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). This followed the completion of the Hunter River Remediation Project and reaching agreement with the Environment Protection Authority in March 2013 regarding the necessary scope of work to repeal the Environmental Classification at Steel River.

Exceptional items during FY2013 are classified by nature as follows.

Year ended 30 June 2013 US$M	Sale of assets	Impairment of goodwill and other assets	Restructuring costs	Closure and rehabilitation provisions released	Gross
Sale of Yeelirrie uranium deposit	420	–	–	–	420
Sale of Richards Bay Minerals	1,373	–	–	–	1,373
Sale of diamonds business	–	(232)	–	–	(232)
Sale of East and West Browse Joint Ventures	1,539	–	–	–	1,539
Impairment of Nickel West assets	–	(1,698)	–	–	(1,698)
Impairment of Worsley assets	–	(2,190)	–	–	(2,190)
Impairment of Permian Basin assets	–	(266)	–	–	(266)
Other impairments arising from capital project review	–	(898)	(108)	–	(1,006)
Newcastle steelworks rehabilitation	–	–	–	158	158

	3,332	(5,284)	(108)	158	(1,902)

Refer to note 3 ‘Exceptional items’ to the financial statements for more information.

Year ended 30 June 2012

Year ended 30 June 2012	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Impairment of Fayetteville goodwill and other assets	(2,835)	996	(1,839)
Impairment of Nickel West goodwill and other assets	(449)	94	(355)
Suspension or early closure of operations and the change in status of specific projects (1)	(502)	108	(394)
Settlement of insurance claims (1)	300	(90)	210
Recognition of deferred tax assets on enactment of MRRT and PRRT extension legislation in Australia	–	637	637

	(3,486)	1,745	(1,741)

(1)	Includes amounts attributable to non-controlling interests of US$(34) million (US$7 million tax expense).

As a result of the fall in United States domestic gas prices and the Company’s decision to adjust its development plans, the Group recognised impairments of goodwill and other assets in relation to its Fayetteville shale gas assets. A total impairment charge of US$1.8 billion (after tax benefit) was recognised in FY2012.

The Group recognised impairments of goodwill and other assets at Nickel West as a result of the continued downturn in the nickel price and margin deterioration. A total impairment charge of US$355 million (after tax benefit) was recognised in FY2012.

As part of our regular portfolio review, various operations and projects around the Group were either suspended, closed early or changed in status. These included: the change in status of the Olympic Dam expansion project; the temporary suspension of production at TEMCO and the permanent closure of the Metalloys South Plant in South Africa; the indefinite cessation of production at Norwich Park; and the suspension of other minor capital projects. As a result, impairment charges of US$338 million (after tax benefit), idle capacity costs and inventory write-down of US$28 million (after tax benefit) and other restructuring costs of US$28 million (after tax benefit) were recognised in FY2012, of which US$242 million (after tax benefit) related to Olympic Dam.

During 2008, extreme weather across the central Queensland coalfields affected production from the BHP Billiton Mitsubishi Alliance (BMA) and BHP Billiton Mitsui Coal (BMC) operations. The Group settled insurance claims in respect of the lost production and insurance claim income of US$210 million (after tax expense) was recognised in FY2012.

The Australian MRRT and PRRT extension legislation were enacted in March 2012. Under the legislation, the Group is entitled to a deduction against future MRRT and PRRT liabilities based on the market value of its Coal, Iron Ore and Petroleum assets. A deferred tax asset, and an associated net income tax benefit of US$637 million, was recognised in FY2012 to reflect the future deductibility of these market values for MRRT and PRRT purposes, to the extent they were considered recoverable.

Exceptional items during FY2012 are classified by nature as follows.

Year ended 30 June 2012 US$M	Impairment of goodwill and other assets	Idle capacity costs and inventory write-downs	Restructuring costs	Insurance recoveries	Gross
Impairment of Fayetteville goodwill and other assets	(2,835)	–	–	–	(2,835)
Impairment of Nickel West goodwill and other assets	(406)	(43)	–	–	(449)
Suspension or early closure of operations and the change in status of specific projects	(422)	(40)	(40)	–	(502)
Settlement of insurance claims	–	–		300	300

	(3,663)	(83)	(40)	300	(3,486)

Year ended 30 June 2011

Year ended 30 June 2011	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Withdrawn offer for PotashCorp	(314)	–	(314)
Newcastle steelworks rehabilitation	150	(45)	105
Release of income tax provisions	–	718	718
Reversal of deferred tax liabilities	–	1,455	1,455

	(164)	2,128	1,964

The Group withdrew its offer for PotashCorp on 15 November 2010, following the Board’s conclusion that the condition of the offer relating to receipt of a net benefit, as determined by the Minister of Industry under the Investment Canada Act, could not be satisfied. The Group incurred fees associated with the US$45 billion debt facility (US$240 million), investment bankers’, lawyers’ and accountants’ fees, printing expenses and other charges (US$74 million) in progressing this matter during the period up to the withdrawal of the offer, which were expensed as operating costs in the year ended 30 June 2011.

The Group recognised a decrease of US$150 million (before tax expense) to its rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia) following a full review of the progress of the Hunter River Remediation Project and estimated costs to completion.

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

Consistent with the functional currency of the Group’s operations, eligible Australian entities elected to adopt a US dollar tax functional currency from 1 July 2011. As a result, the deferred tax liability (DTL) relating to certain US dollar denominated financial arrangements has been derecognised, resulting in a credit to income tax expense of US$1.5 billion.

Exceptional items during FY2011 are classified by nature as follows.

Year ended 30 June 2011 US$M	External services	Closure and rehabilitation provisions released	Gross
Withdrawn offer for PotashCorp	(314)	–	(314)
Newcastle steelworks rehabilitation	–	150	150

	(314)	150	(164)

3.6.6    Business summary

The discussion of results for our Businesses is set out below and focuses on Underlying EBIT, as defined in section 3.3. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation. Underlying EBIT and Underlying EBITDA are not IFRS measures of profitability, financial performance or liquidity and may be defined and used in differing ways by different entities. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, Attributable profit as an indicator of operating performance. Our use of Underlying EBIT is explained in section 3.6.2.

For further information on our Business results, refer note 2 ‘Segment reporting’ to the financial statements.

Petroleum and Potash

Year ended 30 June 2013 compared with year ended 30 June 2012

Petroleum production increased by six per cent in FY2013, to 236 million barrels of oil equivalent (MMboe) (BHP Billiton share) and included strong performance from Onshore US, which delivered 99 MMboe (BHP Billiton share). The Eagle Ford area contributed 33 per cent of total Onshore US production to become Petroleum’s largest producing field at the end of the period.

Petroleum and Potash revenue increased by US$276 million to US$13.2 billion. Revenue for Onshore US grew by US$818 million to US$3.0 billion, an increase of 37.7 per cent. The increase in revenue in Onshore US resulted from higher volumes, which grew by 15.9 per cent. The increase in volume included a 76 per cent increase in higher value liquids production and a seven per cent increase in natural gas production. Increases in revenue at Mad Dog of US$276 million, with recommencement of operations during the year, and an increase at North West Shelf (NWS) (Australia) of US$203 million, due to higher LNG sales, were partially offset by reductions in our other assets, primarily due to natural field decline at our operated Australian oil and gas assets.

The average realised price of natural gas across our portfolio increased by 11 per cent in FY2013 to US$3.76 per thousand standard cubic feet (scf). This included a 17 per cent increase in the average realised price of US natural gas to US$3.29 per thousand scf. The average realised price of LNG also increased during the period, rising by four per cent to US$14.82 per thousand scf. These gains were partially offset by a four per cent decrease in the average realised price of oil to US$106 per barrel. The average realised price of natural gas liquids (NGLs) was US$45.70 per barrel.

Petroleum and Potash Underlying EBIT for FY2013 declined by US$369 million to US$5.7 billion. Petroleum’s Underlying EBIT decreased by US$363 million to US$6.0 billion. The natural field decline at our Australian assets contributed to a US$266 million volume related reduction in Underlying EBIT. A series of one-off charges, which included Onshore US drill rig contract termination costs and an impairment that followed the suspension of studies and re-evaluation of alternative development options associated with the Mad Dog Phase 2 project, reduced Underlying EBIT by a further US$160 million. In contrast, a US$126 million reduction in exploration and business development expense reflected our sharpened focus on high value oil and gas prospects in the Gulf of Mexico and offshore Western Australia.

The Onshore US Underlying EBIT was a loss of US$287 million compared with a loss of US$140 million in FY2012. The FY2013 loss included a one-off charge for the drill rig termination costs of US$77 million. The FY2012 loss included a one-off gain of US$192 million associated with legacy US gas derivatives. Adjusting for the one-off gains and losses, the loss in Underlying EBIT reduced year-over-year. The reduced loss was primarily due to increased volumes and prices partially offset by higher depreciation and amortisation of US$355 million and higher transportation costs due to higher volumes.

Capital expenditure for our conventional and unconventional operations totalled US$7.1 billion in FY2013. This included US$4.8 billion in Onshore US drilling and development expenditure, with over 80 per cent of drilling activity directed towards the Eagle Ford and Permian areas, as planned. While still in its early stages, the Permian evaluation program continues to deliver encouraging results, as demonstrated by the 1 MMboe produced in FY2013. The contribution of approximately 4 MMboe is expected in FY2014.

Onshore US overview for FY2013

FY2013		Liquids-focused areas (Eagle Ford and Permian)	Gas-focused areas (Haynesville and Fayetteville)	Total
Capital expenditure	US$ billion	3.9	0.9	4.8
Production	MMboe	33.4	65.8	99.2
Product mix	Natural gas	42%	100%
	Natural Gas Liquid	23%	–
	Crude and condensate	35%	–

Onshore US capital expenditure is expected to decline to US$3.9 billion in FY2014 as we continue to optimise our drilling program. This includes a forecast reduction in our operated rig count to an average of 25 for the period. Approximately 75 per cent of operated drilling activity will be focused on our liquids-rich acreage in the Eagle Ford area. The remaining activity will occur in the Haynesville and Permian areas, where we are continuing to evaluate our most prospective acreage. Our operated drilling program in the Fayetteville area has been temporarily suspended; however, we will continue to invest in wells operated by third parties where we see value.

Petroleum exploration expenditure for FY2013 was US$675 million, of which US$522 million was expensed. A US$600 million exploration program, largely focused on the Gulf of Mexico and Western Australia, is planned for FY2014.

Petroleum production is forecast to increase to 250 MMboe (BHP Billiton share) in FY2014. This includes 114 MMboe (BHP Billiton share) from Onshore US, underpinned by an anticipated 75 per cent increase in liquids production. Production from the conventional operations is expected to remain stable, with new volumes from Macedon and increased production at Atlantis (United States) offset by expected natural field decline and planned maintenance.

The Potash Business is not in production and had a loss, in Underlying EBIT terms, for FY2013 of US$334 million, which was largely unchanged from the prior period. A reduction in our global potash exploration activity was offset by higher costs associated with the establishment of our Potash Business in Saskatchewan (Canada). In August 2013, we announced our decision to invest a further US$2.6 billion, which brings the total approved spending to US$3.8 billion, to finish the excavation and lining of the Jansen Potash Project production and service shafts, and to continue the installation of essential surface infrastructure and utilities. Completion of both shafts is expected during CY2016, while the associated works program will extend into CY2017.

Supplementary information for FY2013 and FY2012 for the Petroleum and Potash Business is presented below.

Year ended 30 June 2013

	US$ million
	Revenue (1)	Underlying EBITDA	D&A	Underlying EBIT	Capital expenditure (2)	Exploration gross (3)	Exploration to profit (4)
Bass Strait	1,921	1,564	119	1,445	457
North West Shelf	2,578	1,913	234	1,679	218
Atlantis	853	710	147	563	391
Shenzi	1,614	1,519	283	1,236	265
Mad Dog	276	233	98	135	121
Onshore US (5)	2,987	1,508	1,795	(287)	4,816
Algeria (6)	533	460	18	442	24
UK	244	95	46	49	8
Exploration	–	(522)	230	(752)	–
Other (7) (8)	2,032	1,746	282	1,464	772

Total Petroleum	13,038	9,226	3,252	5,974	7,072	675	620

Potash	–	(309)	25	(334)	658

Total Potash	–	(309)	25	(334)	658	89	89

Total Petroleum and Potash from Group production	13,038	8,917	3,277	5,640	7,730

Third party products	175	11	–	11	–

Total Petroleum and Potash	13,213	8,928	3,277	5,651	7,730	764	709

Year ended 30 June 2012

	US$ million
	Revenue (1)	Underlying EBITDA	D&A	Underlying EBIT	Capital expenditure (2)	Exploration gross (3)	Exploration to profit(4)
Bass Strait	1,950	1,560	110	1,450	699
North West Shelf	2,375	1,819	211	1,608	278
Atlantis	769	638	146	492	298
Shenzi	1,767	1,650	333	1,317	343
Mad Dog	–	(28)	9	(37)	105
Onshore US (5)	2,169	1,300	1,440	(140)	3,293
Algeria (6)	635	560	52	508	24
UK	322	223	35	188	12
Exploration	–	(636)	188	(824)	–
Other (7) (8) (9)	2,720	2,326	543	1,783	778

Total Petroleum	12,707	9,412	3,067	6,345	5,830	1,355	818

Potash	–	(328)	–	(328)	460

Total Potash	–	(328)	–	(328)	460	220	220

Total Petroleum and Potash from Group production	12,707	9,084	3,067	6,017	6,290

Third party products	230	3	–	3	–

Total Petroleum and Potash	12,937	9,087	3,067	6,020	6,290	1,575	1,038

(1)	Petroleum revenue from Group production includes crude oil US$7,604 million (2012: US$7,804 million), natural gas US$2,842 million (2012: US$2,426 million), LNG US$1,686 million (2012: US$1,483 million), NGL US$823 million (2012: US$780 million) and other US$83 million (2012: US$214 million).

(2)	Capital expenditure in aggregate comprises Petroleum US$6,926 million growth and US$146 million other (2012: US$5,709 million growth and US$121 million other) and Potash US$646 million growth and US$12 million other (2012: US$460 million growth and US$ nil other).

(3)	Includes US$153 million of Petroleum capitalised exploration (2012: US$681 million).

(4)	Includes US$98 million of Petroleum exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2012: US$144 million)

(5)	Includes Petrohawk Energy Corporation (acquired on 20 August 2011). The year ended June 2012 includes a gain on hedging activity of US$192 million.

(6)	Algeria includes ROD and Ohanet. The Ohanet Risk Sharing Contract expired in October 2011.

(7)	Includes the following fields – Macedon, Pyrenees, Stybarrow, Neptune, Minerva, Angostura, West Cameron 76, Genesis, Starlifter and Pakistan. West Cameron 76 and Starlifter were divested in May 2012.

(8)	Includes an unrealised loss of US$84 million related to Angostura embedded derivative (2012: US$99 million unrealised gain).

(9)	Includes a post-closing payment of US$100 million received in December 2011 relating to the 2006 divestment of BHP Billiton’s interest in Cascade and Chinook.

Year ended 30 June 2012 compared with year ended 30 June 2011

In combination with our worldwide conventional oil and gas operations, the integration of the Eagle Ford, Haynesville and Permian operations from the Petrohawk acquisition strengthened our operating position in the Onshore US and combined with the Fayetteville field contributed to a 40 per cent increase in Petroleum production to 222.3 MMboe for FY2012. Our total production averaged 608,000 barrels of oil equivalent per day. This achievement was realised despite extended downtime at our non-operated facilities in the Gulf of Mexico.

Petroleum and Potash revenue increased by US$2.2 billion to US$12.9 billion. This was primarily due to the additional revenue of US$2.1 billion for Onshore US. Increases at other Assets were mainly offset by the downtime at the Mad Dog facilities.

Petroleum and Potash Underlying EBIT for FY2012 declined from US$6.2 billion to US$6.0 billion.

Petroleum’s contribution to Underlying EBIT for FY2012 was unchanged from the prior period at US$6.3 billion. This financial performance was achieved despite natural field decline at Pyrenees and the substantial deferral of production due to extended downtime in the Gulf of Mexico and the NWS. Higher prices for our offshore production increased Underlying EBIT by US$1.5 billion, largely as a result of a 19 per cent increase in the average realised price of oil to US$110.66 per barrel and a 29 per cent rise in the average realised price of LNG to US$14.23 per thousand scf. For US natural gas, our average realised price in FY2012 was US$2.82 per thousand scf, and for NGLs our average realised price in FY2012 was US$54.85. The low natural gas price in the United States resulted in Onshore US having a loss of US$140 million compared with a profit of US$43 million in FY2011.

Capital expenditure across our offshore and onshore operations totalled US$5.8 billion in FY2012. Spending in major capital projects across our conventional portfolio was US$2.5 billion and primarily included projects in Western Australia and the Gulf of Mexico.

Exploration and development expenditure specifically within our Onshore US Asset totalled US$3.7 billion in FY2012 and was expected to rise to US$4.0 billion in FY2013. At the end of FY2012, over 80 per cent of the activity of our approximately 40 drilling rigs in the Onshore US Asset was focused on the Eagle Ford and Permian areas.

We achieved success in our conventional exploration program in FY2012 as seven of 12 wells encountered hydrocarbons. The associated rise in our level of activity resulted in a US$798 million increase in gross exploration spend for the period to US$1.4 billion. Capitalised exploration costs increased from US$153 million in FY2011 to US$681 million in FY2012.

The strong liquids growth potential of our Onshore US Asset was demonstrated by the 60 per cent increase in LNG production, to more than 40,000 barrels per day over the 10-month period since the acquisition of Petrohawk.

Higher potash exploration and business development costs resulted in a loss in FY2012 Underlying EBIT of US$328 million.

Copper

Year ended 30 June 2013 compared with year ended 30 June 2012

Copper production increased by 10 per cent in FY2013 to 1.2 Mt (BHP Billiton share). Escondida (Chile) copper production increased by 28 per cent to 1.1 Mt (100 per cent basis) as the average copper grade mined rose to

1.4 per cent and milling rates improved. Record annual copper production at Antamina (Peru) also contributed to the strong result having benefited from a full-year contribution from the recently expanded concentrator.

Copper revenue increased by US$395 million to US$12.0 billion, largely driven by production increases at Escondida and Antamina, partially offset by a five per cent decrease in average realised copper prices. Revenue for Escondida increased US$925 million to US$4.9 billion due to the 28 per cent increase in production, driven by higher average copper grades mined and improved milling rates partially offset by lower average realised prices. The increase in revenue at Escondida was partially offset by decreases at Pampa Norte (Chile), Cannington and Olympic Dam (both Australia) in line with lower production and lower average realised prices.

Underlying EBIT for FY2013 declined by US$343 million to US$3.6 billion. Increased sales volumes and cost savings associated with productivity gains and broader economies of scale increased Underlying EBIT by US$428 million. In this context, strong production growth and a material reduction in costs contributed towards a 15 per cent reduction in unit cash costs at Escondida. These savings were offset by payments associated with the finalisation of multi-year collective labour agreements at each of our South American assets and major planned maintenance programs at Escondida and Olympic Dam. The external influences of lower prices, inflation and foreign exchange variations reduced Underlying EBIT by a further US$658 million.

Revenue for Olympic Dam decreased by US$273 million to US$1.9 billion, primarily due to lower prices and reduced volumes. Price, grade and smelter availability contributed to the decrease in Underlying EBIT from US$214 million in FY2012 to an Underlying EBIT loss of US$4 million in FY2013.

The average realised price of copper for the period declined by five per cent to US$3.41 per pound. At 30 June 2013, the Group had 283,753 tonnes of outstanding copper sales that were revalued at a weighted average price of US$3.08 per pound. The final price of these sales will be determined in FY2014. In addition, 278,547 tonnes of copper sales from FY2012 were subject to a finalisation adjustment in FY2013. Provisional pricing and finalisation adjustments decreased Underlying EBIT by US$224 million in FY2013 (FY2012: US$265 million loss).

During the period, we signed a definitive agreement to sell our Pinto Valley mining operation and the associated San Manuel Arizona Railroad Company to Capstone Mining Corp. for an aggregate cash consideration of US$650 million. The transaction is subject to regulatory approval and other customary conditions, and is expected to be completed in the second half of the CY2013.

Escondida production is forecast to remain steady at approximately 1.1 Mt (100 per cent basis) in FY2014, before increasing to approximately 1.3 Mt (100 per cent basis) in FY2015.

Copper production for FY2014 is expected to remain largely unchanged at approximately 1.2 Mt (BHP Billiton share excluding Pinto Valley production). Production at Spence is expected to be weighted towards the second half of FY2014, as lower recoveries reduce output in the September 2013 quarter. At Antamina, mining will transition from a copper to zinc rich ore zone in the second half of FY2014, consistent with the mine plan.

Supplementary information for FY2013 and FY2012 for the Copper Business is presented below.

Year ended 30 June 2013

	US$ million
	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Capital expenditure (1)	Exploration gross (2)	Exploration to profit
Escondida	4,927	2,788	372	2,416	1,301
Pampa Norte (3)	1,818	695	227	468	119
Antamina	1,303	795	80	715	214
Cannington	1,365	646	40	606	35
Olympic Dam	1,873	245	249	(4)	225
Other (4)	127	(557)	19	(576)	226

Total Copper from Group production	11,413	4,612	987	3,625	2,120

Third party products	578	(3)	–	(3)	–

Total Copper	11,991	4,609	987	3,622	2,120	246	246

Year ended 30 June 2012

	US$ million
	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Capital expenditure (1)	Exploration gross (2)	Exploration to profit
Escondida	4,002	2,101	273	1,828	1,173
Pampa Norte (3)	2,152	1,037	200	837	242
Antamina	1,229	824	40	784	256
Cannington	1,590	908	53	855	96
Olympic Dam	2,146	434	220	214	394
Other (4)	43	(600)	(64)	(536)	489

Total Copper from Group production	11,162	4,704	722	3,982	2,650

Third party products	434	(17)	–	(17)	–

Total Copper	11,596	4,687	722	3,965	2,650	330	324

(1)	Capital expenditure in aggregate comprises US$1,468 million growth and US$652 million other (2012: US$2,010 million growth and US$640 million other).

(2)	Includes US$ nil capitalised exploration (2012: US$6 million).

(3)	Includes Spence and Cerro Colorado.

(4)	Includes Pinto Valley. Depreciation and amortisation includes impairment reversals of US$ nil relating to Pinto Valley (2012: US$71 million). BHP Billiton has agreed to sell its Pinto Valley mining operation. The transaction is subject to regulatory approval, and other customary conditions, and is expected to be completed in the second half of CY2013.

Year ended 30 June 2012 compared with year ended 30 June 2011

We established strong momentum in our Copper Business in the June 2012 quarter. Escondida copper production increased by 22 per cent from the March 2012 quarter as mining activities progressed towards higher-grade ore, while quarterly material mined, mill throughput and copper production records at Antamina added to the strong finish to the year. Annual copper production, however, declined marginally in FY2012 as lower grades and industrial action constrained performance at Escondida for the first nine months of the year. Production from Pampa Norte, Olympic Dam and Cannington during FY2012 was in line with production in FY2011.

Revenue for FY2012 decreased by US$2.6 billion to US$11.6 billion. The reduction was mainly driven by a US$1.6 billion decrease at Escondida due to a 14 per cent decrease in copper volume sold and to a 14 per cent fall in the average realised price of copper to US$3.58 per pound. Lowers prices also contributed to decreases at Pampa Norte and Australian Assets, of US$332 million and US$363 million respectively.

Underlying EBIT for FY2012 decreased by US$2.8 billion to US$4.0 billion, primarily due to the decrease in revenue. General cost pressure across the Copper Business portfolio, together with unit cost escalation specifically associated with industrial activity and lower ore grades at Escondida, reduced Underlying EBIT by US$841 million.

At 30 June 2012, the Group had 278,547 tonnes of outstanding copper sales that were revalued at a weighted average price of US$3.49 per pound. The final price of these sales was determined in FY2013. In addition, 239,156 tonnes of copper sales from FY2011 were subject to a finalisation adjustment in FY2012. This finalisation adjustment and the provisional pricing impact as at 30 June 2012 decreased Underlying EBIT by US$265 million for the period.

Iron Ore

Year ended 30 June 2013 compared with year ended 30 June 2012

Iron ore production increased by seven per cent in FY2013 to 170 Mt (BHP Billiton share). WAIO production of 187 Mt (100 per cent basis) represented a thirteenth consecutive annual production record. The delivery of WAIO’s capital efficient growth program and continued strong operating performance across the supply chain contributed to this record result. The three pellet plants at Samarco (Brazil) continued to operate at capacity during the period.

Iron Ore revenue decreased by US$2.4 billion to US$20.2 billion in FY2013. Revenue for WAIO decreased US$2.0 billion to US$18.5 billion, a decrease of 9.9 per cent. Record sales volumes at WAIO, which increased 9.6 per cent, were more than offset by a 17 per cent fall in the average realised price of iron ore to US$110 per tonne.

Underlying EBIT for FY2013 declined by US$3.1 billion to US$11.1 billion. The increased sales volumes at WAIO increased Underlying EBIT by US$1.4 billion. However, this was more than offset by the fall in the average realised price of iron ore, which reduced Underlying EBIT by US$3.9 billion, net of price-linked costs. WAIO’s export volumes for FY2013 were sold on the basis of shorter term, market-based prices. Revenue for the period reflected the average index price one month prior to the month of shipment, adjusted for product characteristics such as iron and moisture content. Approximately 65 per cent of shipments were delivered on a Cost and Freight (CFR) basis.

Increased labour and contractor costs reduced Underlying EBIT by US$151 million during the period. This largely reflected our decision to invest in operating capability prior to the full commissioning and ramp-up of expanded capacity at WAIO. WAIO unit cash costs, including freight and royalty charges of US$856 million and US$1.2 billion, respectively, remained largely unchanged during FY2013. Increased depreciation and amortisation charges reduced Underlying EBIT by US$239 million, and reflected the recent completion of several major projects and a US$86 million impairment of project costs associated with the WAIO Tug Harbour project.

On 10 July 2013, we completed the extension of our long-term WAIO joint venture relationship with ITOCHU Corporation (ITOCHU) and Mitsui & Co., Ltd. (Mitsui). This transaction has aligned interests across the WAIO supply chain. Under the terms of the agreement, ITOCHU and Mitsui invested approximately US$822 million and US$720 million, respectively, in shares and loans of BHP Iron Ore (Jimblebar) Pty Ltd, representing an eight per cent and seven per cent interest in the Jimblebar mining hub and resource. The consideration included a share of capital costs associated with the Jimblebar Mine Expansion project.

Several major milestones were achieved at our WAIO Asset during FY2013, including an increase in port capacity to 220 million tonnes per annum (Mtpa) (100 per cent basis) following the successful installation of all major infrastructure associated with the Port Hedland Inner Harbour Expansion project. First production from the Jimblebar Mine Expansion, which is expected to increase mine capacity to 220 Mtpa (100 per cent basis), is expected in the December 2013 quarter, ahead of schedule. Longer term, the progressive debottlenecking of the supply chain is expected to underpin substantial low-cost growth in our WAIO Asset.

WAIO production is expected to increase by 10 per cent to approximately 207 Mt (100 per cent basis) in FY2014. The associated productivity gains should benefit unit costs in FY2014; however, this is expected to be more than offset by a temporary increase in strip ratios as the Jimblebar Mine Expansion ramps up production. Total iron ore production for FY2014, which includes Samarco production, is forecast to increase by 11 per cent to 188 Mt (BHP Billiton share).

Supplementary information for FY2013 and FY2012 for the Iron Ore Business is presented below.

Year ended 30 June 2013

	US$ million
	Revenue (1)	Underlying EBITDA	D&A	Underlying EBIT	Capital expenditure (2)	Exploration gross (3)	Exploration to profit
Western Australia Iron Ore	18,452	11,428	1,004	10,424	5,483
Samarco	1,622	811	61	750	772
Other	–	(84)	–	(84)	–

Total Iron Ore from Group production	20,074	12,155	1,065	11,090	6,255

Third party products (4)	141	31	–	31	–

Total Iron Ore	20,215	12,186	1,065	11,121	6,255	217	74

Year ended 30 June 2012

	US$ million
	Revenue (1)	Underlying EBITDA	D&A	Underlying EBIT	Capital expenditure (2)	Exploration gross (3)	Exploration to profit
Western Australia Iron Ore	20,480	14,025	763	13,262	4,974
Samarco	1,996	1,106	55	1,051	602
Other	–	(135)	8	(143)	58

Total Iron Ore from Group production	22,476	14,996	826	14,170	5,634

Third party products (4)	125	31	–	31	–

Total Iron Ore	22,601	15,027	826	14,201	5,634	287	135

(1)	Includes inter-segment revenue of US$55 million (2012: US$39 million).

(2)	Capital expenditure in aggregate comprises US$6,072 million growth and US$183 million other (2012: US$5,584 million growth and US$50 million other).

(3)	Includes US$143 million capitalised exploration (2012: US$152 million).

(4)	Includes Boodarie Iron sales of contracted gas purchases and US$15 million mark to market gain on an embedded derivative (2012: US$27 million gain).

Year ended 30 June 2012 compared with year ended 30 June 2011

Our commitment to invest throughout the economic cycle helped to deliver a twelfth consecutive annual production record in iron ore. WAIO shipments rose to a record annualised rate of 179 Mt in the June 2012 quarter (100 per cent basis). Consistently strong operating performance, the ramp-up of Ore Handling Plant 3 at Yandi, dual tracking of the Company’s rail infrastructure and additional ship loading capacity at Port Hedland contributed to the record result. The three pellet plants at Samarco continued to operate at capacity in the period.

Iron Ore revenue increased by US$2.2 billion to US$22.6 billion in FY2012. Revenue for WAIO increased by US$2.3 billion to US$20.5 billion, an increase of 13 per cent, mainly due to record sales volumes, which increased by 19 per cent. This was partially offset by a seven per cent and five per cent decline in fines and lump prices, respectively.

Underlying EBIT for FY2012 increased by US$873 million to a record US$14.2 billion. The outstanding financial performance was underpinned by record production at WAIO, which increased Underlying EBIT by US$2.4 billion. This was partially offset by the decline in realised prices, which reduced Underlying EBIT by US$1.3 billion, net of price-linked costs. While the acquisition of the HWE Mining subsidiaries in September 2012 eliminated third party contractor margin, one-off integration costs and an increase in exploration expense more than offset the cost savings achieved during the period.

Coal

Year ended 30 June 2013 compared with year ended 30 June 2012

Metallurgical coal production increased by 13 per cent in FY2013 to 38 Mt. A 19 per cent increase (100 per cent basis) in production at Queensland Coal was underpinned by record annual performance at both Peak Downs and

South Walker Creek, and this was achieved despite the indefinite closure of Norwich Park and Gregory. In addition, Illawarra Coal (Australia) achieved record annual production in the period.

Energy coal production increased by three per cent in FY2013 to 73 Mt, which included record annual production from New South Wales Energy Coal (Australia) following the successful ramp-up of the RX1 project.

Coal revenue for FY2013 decreased by US$2.9 billion to US$10.7 billion. Revenue at Queensland Coal decreased US$1.4 billion to US$4.5 billion, a decrease of 24.2 per cent. Volume increases at Queensland Coal were more than offset by the effect of decreases in average realised prices. Hard coking coal and weak coking coal prices fell 34 per cent and 31 per cent, respectively. Revenue at Energy Coal South Africa (BECSA) and Cerrejón (Colombia) decreased US$437 million and US$258 million, respectively, reflecting reduced production and decreased thermal coal prices, which fell 18 per cent during FY2013. Revenue at New South Wales Energy Coal and New Mexico Coal were in line with FY2012, with volume increases offset by reduced thermal coal prices.

Underlying EBIT for FY2013 declined by US$2.1 billion to US$746 million. The fall in hard coking coal, weak coking coal and thermal coal prices, reduced Underlying EBIT by US$3.4 billion, net of price-linked costs. This was partially offset by increased sales volumes and cost savings, which increased Underlying EBIT by US$1.2 billion. A strong focus on contractor usage and rates and a significant reduction in consumables expenditure contributed to the substantial reduction in operating costs at Queensland Coal, as demonstrated by the 30 per cent decline in mine site unit cash costs at BMA. Exploration and business development costs decreased by US$326 million.

During FY2013, the Daunia and Broadmeadow Life Extension projects (both Australia) delivered first production, ahead of schedule. First coal was also loaded from the Newcastle Third Port Stage 3 project (Australia). The Caval Ridge (Australia), Cerrejón P40 and Appin Area 9 projects remain on schedule and budget. Following a review of the Hay Point Stage Three Expansion project, we approved a US$255 million increase to the original budget of US$1.25 billion (BHP Billiton share). Shipments from the new facilities are now expected to commence in CY2015. The revised schedule and budget reflects the impact of significant weather interruptions and associated productivity issues that have affected the marine works. The schedule delay is not expected to impact the production profile of the Queensland Coal operation.

The continued ramp-up of Daunia and scheduled commissioning of Caval Ridge is expected to increase the capacity of our Queensland Coal operation to 66 Mtpa (100 per cent basis) by the end of CY2014. Metallurgical coal production for FY2014 is expected to increase to approximately 41 Mt (BHP Billiton share), while energy coal production is expected to remain steady at 73 Mt (BHP Billiton share).

Supplementary information for FY2013 and FY2012 for the Coal Business is presented below.

Year ended 30 June 2013

	US$ million
	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Capital expenditure (1)	Exploration gross	Exploration to profit
Queensland Coal	4,452	627	376	251	2,651
Illawarra	1,287	311	148	163	409
South Africa Coal	1,457	177	211	(34)	101
New Mexico	588	95	49	46	28
New South Wales Energy Coal	1,526	314	120	194	348
Colombia	828	307	65	242	265
Other	–	(158)	2	(160)	85

Total Coal from Group production	10,138	1,673	971	702	3,887

Third party products	585	44	–	44	–

Total Coal	10,723	1,717	971	746	3,887	42	42

Year ended 30 June 2012

	US$ million
	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Capital expenditure (1)	Exploration gross	Exploration to profit
Queensland Coal	5,875	1,480	260	1,220	2,465
Illawarra	1,701	826	159	667	316
South Africa Coal	1,894	468	190	278	162
New Mexico	587	36	45	(9)	40
New South Wales Energy Coal	1,599	538	80	458	565
Colombia	1,086	537	59	478	126
Other	–	(383)	2	(385)	27

Total Coal from Group production	12,742	3,502	795	2,707	3,701

Third party products	856	90	–	90	–

Total Coal	13,598	3,592	795	2,797	3,701	174	174

(1)	Capital expenditure in aggregate comprises US$3,023 million growth and US$864 million other (2012: US$2,668 million growth and US$1,033 million other).

Year ended 30 June 2012 compared with year ended 30 June 2011

A modest increase in metallurgical coal production was achieved in FY2012 despite numerous operating challenges. Production at Queensland Coal remained constrained largely as a result of industrial action, weather related downtime and geotechnical issues at Gregory Crinum. Record annual production at Illawarra Coal followed successful commissioning of the West Cliff Coal Preparation Plant upgrade project.

Annual production records were achieved in energy coal at two of our export oriented operations, Cerrejón and New South Wales Energy Coal. The RX1 Project at New South Wales Energy Coal delivered first production during the June 2012 quarter, significantly ahead of schedule. This project capitalised on strong demand for high ash coal in our key growth markets.

Coal revenue for FY2012 increased by US$518 million to US$13.6 billion. Metallurgical Coal revenue was flat. The impact of stronger realised prices, particularly a six per cent increase in the price of hard coking coal, were offset by a reduction of 4 per cent in sales volumes, mainly at Queensland Coal. Energy Coal revenue increased by US$515 million, which was mainly driven by a higher average realised prices and higher proportion of export sales. These factors increased revenue at BECSA by US$140 million, at NSWEC by US$157 million, and at Cerrejón by US$163 million.

Coal Underlying EBIT for FY2012 decreased by US$1.0 billion to US$2.8 billion. The lower production volumes in metallurgical coal reduced Underlying EBIT by US$135 million. This was offset by stronger volumes and the higher proportion of export sales in energy coal, largely associated with improved rail performance at BECSA and the accelerated expansion of New South Wales Energy Coal, which increased Underlying EBIT by US$152 million in the period.

In contrast, the increase in the price of hard coking coal and higher average realised prices in energy coal, most notably at Cerrejón, increased Underlying EBIT by US$434 million, net of price-linked costs.

Higher labour, raw material and other operating costs, primarily at Queensland Coal, contributed to a US$1.2 billion reduction in Underlying EBIT. The progression of our development pipeline also led to an increase in exploration and business development costs in the period.

In July 2012, force majeure was lifted across all BMA sites. In addition, BMA and the unions reached a framework agreement that guided the finalisation of the BMA Enterprise Agreement. Further work was underway to finalise local mine site details.

In response to the challenging external environment, the Group chose to delay the 2.5 Mtpa (100 per cent basis) expansion of Peak Downs associated with the Caval Ridge mine development. Following a review of the Norwich Park mine’s profitability, we also announced the indefinite closure of this operation during the June 2012 quarter and the cessation of mining at the Gregory open-cut mine.

The Group announced approval of the US$845 million Appin Area 9 Project in the period.

During FY2012, we also approved a further 8 Mtpa (100 per cent basis) expansion of the Cerrejón mine. The US$437 million project (BHP Billiton share) would increase export capacity to approximately 40 Mtpa (100 per cent basis). In addition, the partners approved the third phase of expansion of the Newcastle Coal Infrastructure Group’s (NCIG) coal handling facility in Newcastle (Australia).

Aluminium, Manganese and Nickel

The Aluminium, Manganese and Nickel Business represents the consolidation of three former Customer Sector Groups under a single management structure.

Year ended 30 June 2013 compared with year ended 30 June 2012

Alumina production increased by 18 per cent in FY2013 to a record 4.9 Mt (BHP Billiton share), underpinned by the ramp-up of the Efficiency and Growth project at Worsley. Aluminium production increased by two per cent to 1.2 Mt (BHP Billiton share), with improved performance at our southern African smelters.

Total manganese ore production increased by seven per cent in FY2013 to a record 8.5 Mt (100 per cent basis) and reflected a substantial improvement in plant availability at GEMCO (Australia). Total manganese alloy volumes were largely unchanged from FY2012. The recovery in TEMCO (Australia) production that followed the temporary suspension of operations in the prior period was offset by the permanent closure of energy-intensive silicomanganese production at Metalloys (South Africa) in January 2012.

Nickel production in FY2013 was largely unchanged from the prior period. Strong operating performance at Cerro Matoso (Colombia) was offset by planned maintenance at the Nickel West Kalgoorlie smelter and Kwinana refinery.

Aluminium, Manganese and Nickel revenue decreased by 6.4 per cent, or US$633 million, to US$9.3 billion. The reduction was primarily due to decreases at Nickel West of US$270 million and from sales of third party products of US$392 million. The decrease in revenue was mainly driven by lower realised prices across all parts of the Business. In this context, lower average realised prices for aluminium (down six per cent to US$2,191 per tonne), alumina (down nine per cent to US$302 per tonne), nickel (down 15 per cent to US$16,319 per tonne) and manganese alloy (down 10 per cent to US$1,051 per tonne) were only partially offset by an increase in the average realised price of manganese ore (up nine per cent to US$4.83 per dry metric tonne unit).

Underlying EBIT for FY2013 increased by US$188 million to US$164 million. With productivity improvements already well advanced, consisting principally of the improvement plan at Worsley, substantial cost savings of US$437 million were achieved during the period, while a stronger US dollar increased Underlying EBIT by a further US$243 million. In contrast, weaker markets continued to challenge the Business as lower average realised prices contributed to a US$474 million reduction in Underlying EBIT, net of price-linked costs.

The US$167 million (BHP Billiton share) GEEP2 expansion at GEMCO delivered first production during the period, ahead of schedule. The project has increased processing capacity from 4.2 to 4.8 Mtpa (100 per cent basis) and the ramp-up of the operation is largely complete.

Supplementary information for FY2013 and FY2012 for the Aluminium, Manganese and Nickel Business is presented below.

Year ended 30 June 2013

	US$ million
	Revenue (1)	Underlying EBITDA	D&A	Underlying EBIT	Capital expenditure (2)(3)	Exploration gross (4)	Exploration to profit (5)
Alumina	1,422	119	239	(120)	98
Aluminium	2,620	92	127	(35)	27
Intra-divisional adjustment	(638)	–	–	–	–

	3,404	211	366	(155)	125

Manganese	2,113	580	102	478	322
Nickel West	1,773	(100)	208	(308)	263
Cerro Matoso	803	235	79	156	44
Other	–	(45)	–	(45)	4

Total Aluminium, Manganese and Nickel from Group production	8,093	881	755	126	758

Third party products	1,185	38	–	38	–

Total Aluminium, Manganese and Nickel	9,278	919	755	164	758	57	53

Year ended 30 June 2012

	US$ million
	Revenue (1)	Underlying EBITDA	D&A	Underlying EBIT	Capital expenditure (2)(3)	Exploration gross (4)	Exploration to profit (5)
Alumina	1,277	(14)	190	(204)	827
Aluminium	2,638	38	126	(88)	25
Intra-divisional adjustment	(636)	–	–	–	–

	3,279	24	316	(292)	852

Manganese	2,136	355	124	231	418
Nickel West	2,043	83	312	(229)	337
Cerro Matoso	876	414	80	334	105
Other	–	(86)	1	(87)	71

Total Aluminium, Manganese and Nickel from Group production	8,334	790	833	(43)	1,783

Third party products	1,577	19	–	19	–

Total Aluminium, Manganese and Nickel	9,911	809	833	(24)	1,783	79	68

(1)	Includes inter-segment revenue of US$20 million (2012: US$14 million).

(2)	Capital expenditure in aggregate comprises US$206 million growth and US$552 million other (2012: US$1,182 million growth and US$601 million other).

(3)	Capital expenditure includes US$4 million of expenditure in relation to centralising offices (2012: US$71 million).

(4)	Includes US$8 million capitalised exploration (2012: US$11 million).

(5)	Includes US$4 million exploration expenditure previously capitalised, written off as impaired (included in depreciation & amortisation) (2012: US$ nil).

Year ended 30 June 2012 compared with year ended 30 June 2011

Record annual production at the Alumar refinery (Brazil) contributed to a four per cent increase in total alumina production in FY2012. Aluminium production was lower as potline capacity at Hillside, South Africa, was temporarily curtailed following a major unplanned outage in the March 2012 quarter.

Consistently strong operating performance and improved plant availability at both GEMCO and Hotazel (South Africa) underpinned annual manganese ore production and sales records in FY2012. Manganese alloy production was substantially lower than the corresponding period following the termination of energy-intensive silicomanganese production at Metalloys and the temporary suspension of production at TEMCO.

The successful replacement of the Line 1 furnace at Cerro Matoso in the September 2011 quarter led to an increase in annual nickel production of 3.4 per cent.

Aluminium, Manganese and Nickel revenue decreased by 14 per cent, or US$1.6 billion, to US$9.9 billion. This was driven, in part, by an eight per cent reduction in the average realised price of aluminium (to US$2,314 per tonne) and a three per cent decline in the average realised price of alumina (to US$333 per tonne), which reduced revenue by US$274 million. A 22 per cent decline in the average realised price of manganese ore and a 10 per cent decline in the average realised price of manganese alloy further reduced revenue by US$479 million. Finally, a 22 per cent decline in the average realised nickel price reduced revenue by US$831 million. In contrast, record manganese ore sales were offset by lower volumes for other products.

Underlying EBIT for FY2012 decreased by US$1.6 billion to a loss of US$24 million. The decrease in Underlying EBIT is primarily due to the decrease in revenue. At Nickel West’s Mt Keith operation, a reduction in mining activity and the commissioning of the Talc Redesign project delivered tangible cost benefits during the period. These were offset by cost escalation, which drove significant margin compression over the Business. Higher raw material costs for alumina and aluminium inputs, such as coke and caustic soda, led to a further US$337 million decline in Underlying EBIT. Costs associated with the Hillside outage added to the decline.

The Worsley Efficiency and Growth project delivered first production during FY2012. Construction of the new Kwinana hydrogen plant was also completed in FY2012.

Group and unallocated items

This category includes the Group’s diamonds business (divested effective 10 April 2013), our interest in titanium minerals (divested effective 3 September 2012), non-Potash corporate costs incurred by the former Diamonds and Specialty Products CSG and corporate activities, including Group Treasury, Freight, Transport and Logistics operations.

Year ended 30 June 2013 compared with year ended 30 June 2012

Underlying EBIT declined by US$456 million to a loss of US$177 million. The decline largely reflected a reduced contribution from Richards Bay Minerals and EKATI, following their sale during FY2013.

Year ended 30 June 2012 compared with year ended 30 June 2011

Underlying EBIT for Group and Unallocated in FY2012 decreased by US$32 million to US$279 million. Stronger diamond and titanium prices increased Underlying EBIT by US$246 million, but were offset by the decline in production at EKATI, which reduced Underlying EBIT by US$357 million. Higher corporate and information technology costs were more than offset by a foreign exchange related restatement and partial release of the Newcastle steelworks rehabilitation provision.

3.6.7    Third party sales

We differentiate sales of our production from sales of third party products due to the significant difference in profit margin earned on these sales. The table below shows the breakdown between our production and third party products.

Year ended 30 June (1)	2013	2012	2011
	US$M	US$M	US$M
Group production
Revenue	63,203	68,747	67,903
Related operating costs	(42,197)	(41,635)	(36,021)

Operating profit (EBIT)	21,006	27,112	31,882
Underlying EBIT Margin	33.2%	39.4%	47.0%

Third party products
Revenue	2,765	3,479	3,836
Related operating costs	(2,644)	(3,353)	(3,738)

Operating profit (EBIT)	121	126	98
Margin (2)	4.3%	3.6%	2.6%

(1)	Excluding exceptional items.

(2)	Operating profit divided by revenue.

We engage in third party trading for the following reasons:

•	Production variability and occasional shortfalls from our own assets means that we sometimes source third party materials to ensure a steady supply of product to our customers.

•	To optimise our supply chain outcomes, we may buy physical product from third parties.

•	In order to support development of more liquid markets, we will sometimes source third party physical product and manage risk through both the physical and financial markets.

3.7    Liquidity and capital resources

As a result of our record production volumes and record prices in many of our key commodities over the past several years, we have generated very strong cash flows throughout our operations. Despite the changing economic and market conditions, our net operating cash flow in FY2013 of US$18.3 billion reflected the strong cash generating capacity of the Group throughout the economic cycle.

These cash flows have been fundamental to the funding of our existing operations, maintaining a pipeline of growth projects and returning capital to shareholders through dividends and, in prior years, share buy-backs. Our priority for cash is to reinvest in the Company. In line with our strategy, we have grown our business through project developments and acquisitions. Through a combination of borrowings and payments to shareholders, we manage our balance sheet with the goal of maintaining levels of gearing that we believe optimise our costs of capital and return on capital employed.

Net operating cash flows are our principal source of cash. We also raise funds from the debt markets to manage our liquidity position and to refinance existing debt. Our liquidity position is supported by our strong credit rating and committed debt facilities.

3.7.1    Cash flow analysis

A full consolidated cash flow statement is contained in the financial statements. The explanatory notes appear in note 23 ‘Notes to the consolidated cash flow statement’ to the financial statements. A summary table has been presented below to show the key sources and uses of cash.

Year ended 30 June	2013	2012	2011
	US$M	US$M	US$M
Cash generated from operations	27,649	33,274	37,081
Dividends received and net interest paid	(871)	(563)	(443)
Taxation paid	(8,526)	(8,327)	(6,558)

Net operating cash flows	18,252	24,384	30,080

Purchases of property plant and equipment	(21,573)	(18,385)	(11,147)
Exploration expenditure	(1,326)	(2,452)	(1,240)
Exploration expenditure expensed and included in operating cash flows	1,022	1,602	981
Purchases of intangibles	(400)	(220)	(211)
Investment in financial assets	(338)	(341)	(238)
Investment in subsidiaries, operations and jointly controlled entities	–	(12,556)	(4,807)
Net proceeds from investing activities	4,744	316	198

Net investing cash flows	(17,871)	(32,036)	(16,464)

Net proceeds from/(repayment of) interest bearing liabilities	7,395	8,827	(577)
Share buy-back	–	(83)	(9,860)
Dividends paid	(6,222)	(5,933)	(5,144)
Other financing activities	(351)	(302)	(437)

Net financing activities	822	2,509	(16,018)

Net increase/(decrease) in cash and cash equivalents	1,203	(5,143)	(2,402)

Year ended 30 June 2013 compared with year ended 30 June 2012

Net operating cash flows after interest and tax declined by 25.1 per cent to US$18.3 billion for FY2013. A US$5.6 billion reduction in cash generated from operations (after changes in working capital balances) was the major contributor to the decline.

A US$14.2 billion reduction in net investing cash outflows to US$17.9 billion primarily reflected the acquisition of Petrohawk Energy Corporation in the prior period and a US$4.4 billion increase in proceeds from asset sales. Capital and exploration expenditure totalled US$22.9 billion in FY2013. Expenditure on major growth projects was US$18.8 billion, including US$6.9 billion on Petroleum projects and US$11.9 billion on Minerals projects. Capital expenditure on sustaining and other items was US$2.8 billion. Exploration expenditure was US$1.3 billion, including US$1.0 billion classified within net operating cash flows. The breakdown of capital and exploration expenditure by Business is set out in section 3.4.5.

Net financing cash flows included proceeds from borrowings of US$10.0 billion and were partially offset by debt repayments of US$2.6 billion and dividend payments of US$6.2 billion. Proceeds from borrowings include the issuance of a two tranche Euro bond of €2.0 billion, a two tranche Sterling bond of £1.75 billion, an Australian dollar bond of A$1.0 billion, a Euro bond of €750 million and a Canadian dollar bond of C$750 million.

Net debt, comprising interest bearing liabilities less cash, was US$29.1 billion, an increase of US$5.5 billion compared to the net debt position at 30 June 2012.

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

Net financing cash flows include proceeds from borrowings of US$13.3 billion, partially offset by dividend payments of US$5.9 billion and debt repayments of US$4.3 billion. Proceeds from borrowings include the issuance of a three tranche Global Bond of US$3.0 billion, a five tranche Global Bond of US$5.25 billion, a two tranche Euro Bond of €2.0 billion and proceeds from Commercial Paper of US$995 million.

Net debt, comprising interest bearing liabilities less cash and cash equivalents, was US$23.6 billion, an increase of US$17.8 billion compared with the net debt position at 30 June 2011.

3.7.2    Major projects

At the end of FY2013, we had 18 major projects, which are largely brownfield, in execution with a combined budget of US$21.2 billion. The majority of these projects are scheduled to deliver first production before the end of CY2014. This budget does not include annual capital expenditure at Onshore US, which is expected to approximate US$3.9 billion in FY2014.

The Broadmeadow Life Extension and Bass Strait Kipper projects (both Australia) were completed during FY2013. In addition, four major projects achieved either first production or shipment in the period; namely, WAIO Port Hedland Inner Harbour Expansion, WAIO Orebody 24, Daunia and the Newcastle Third Port Stage 3 project (all Australia).

The Bass Strait Kipper project will commence production upon completion of the mercury removal project (refer to section 2.2.1 for further details).

During FY2013, we approved the US$520 million (BHP Billiton share) Longford Gas Conditioning Plant (LGCP) project as part of the Gippsland Basin Joint Venture (Bass Strait, Australia). The LGCP will add carbon dioxide (CO2) removal capacity which is necessary to condition production from the Bass Strait Turrum project currently in development.

On 25 July 2013, we announced an investment of US$2.0 billion (BHP Billiton share) to construct a desalination facility, which will deliver sustainable water supply to Escondida over the long term.

On 20 August 2013, we announced an investment of US$2.6 billion to finish the excavation and lining of the Jansen Potash Project production and service shafts, and to continue the installation of essential surface infrastructure and utilities. This investment will be spread over a number of years, with completion of both shafts expected during CY2016, while the associated works program will extend into CY2017. Including previous commitments, total approved investment at Jansen has increased to US$3.8 billion.

The WAIO Jimblebar Mine Expansion, which is set to increase supply chain capacity to 220 Mtpa (100 per cent basis), is expected to achieve first production in the December 2013 quarter, ahead of schedule. As previously announced, the project remains on budget in local currency terms, although the capital cost in US dollars is expected to be 10 per cent higher than the original budget. This increase was offset by a change in scope and US$400 million reduction in the budget for the WAIO Port Blending and Rail Yard Facilities project, which reflects the decision to prioritise capital efficient growth in the Inner Harbour. As a result, WAIO remains well positioned to deliver 220 Mtpa of supply chain capacity ahead of schedule and on budget.

Following a review of the Hay Point Stage Three Expansion project (Australia), BHP Billiton approved a US$255 million increase to the original budget of US$1.25 billion (BHP Billiton share). Shipments from the new facilities are now expected to commence in CY2015. The revised schedule and budget reflects the impact of significant weather interruptions and associated productivity issues, which have affected the marine works. The schedule delay is not expected to impact the production profile of the Queensland Coal operation.

Projects completed during FY2013

Business	Project	Capacity (1)	Capital expenditure (US$M) (1)		Date of initial production (2)
			Actual (3)	Budget	Actual		Target
Petroleum	Bass Strait Kipper (Australia) BHP Billiton – 32.5% – 50% Non-operator	10,000 barrels of condensate per day and processing capacity of 80 million cubic feet of gas per day (MMcf/d).	905	900	Q3 2012	(4)	2012	(4)
Coal	Broadmeadow Life Extension (Australia) BHP Billiton – 50%	Increases productive capacity by 0.4 Mtpa of metallurgical coal and extends life of the mine by 21 years.	483	450	Q1 2013		2013

			1,388	1,350

Projects in execution at the end of FY2013

Business	Project	Capacity (1)	Capital expenditure (US$M) (1)				Date of initial production (2)
Projects that delivered first production during FY2013			Actual (3)		Budget		Actual	Target
Iron Ore	WAIO Port Hedland Inner Harbour Expansion (Australia) BHP Billiton – 85%	Increases total Inner Harbour capacity to 220 Mtpa. Debottlenecking opportunities that would add substantial, low cost capacity are being evaluated.	1,900	(5)	1,900	(5)	Q4 2012	H2 2012
	WAIO Orebody 24 (Australia) BHP Billiton – 85%	Maintains iron ore production output from the Newman Joint Venture operations.	698		698		Q4 2012	H2 2012
Coal	Daunia (Australia) BHP Billiton – 50%	Greenfield mine development with 4.5 Mtpa of export metallurgical coal capacity.	676		800		Q1 2013	2013
	Newcastle Third Port Project Stage 3 (Australia) BHP Billiton – 35.5%	Increases total coal terminal capacity from 53 Mtpa to 66 Mtpa.	367		367		Q2 2013	2014

Projects under development (approved in prior years)					Budget			Target
Petroleum	Macedon (Australia) BHP Billiton – 71.43% Operator	200 MMcf/d.			1,050			2013
	Bass Strait Turrum (Australia) BHP Billiton – 50% Non-operator	11,000 barrels of condensate per day and processing capacity of 200 MMcf/d.			1,350	(6)		2013	(6)(7)
	North West Shelf Greater Western Flank-A (Australia) BHP Billiton – 16.67% Non-operator	To maintain LNG plant throughput from the North West Shelf operations.			400			2016
	North West Shelf North Rankin B Gas Compression (Australia) BHP Billiton – 16.67% Non-operator	2,500 MMcf/d.			850			2013
Copper	Escondida Organic Growth Project 1 (Chile) BHP Billiton – 57.5%	Replaces the Los Colorados concentrator with a new 152,000 tonnes per day plant.			2,207			H1 2015
	Escondida Oxide Leach Area Project (Chile) BHP Billiton – 57.5%	New dynamic leaching pad and mineral handling system. Maintains oxide leaching capacity.			414			H1 2014
Iron Ore	WAIO Jimblebar Mine Expansion (Australia) BHP Billiton – 85% (8)	Increases mining and processing capacity to 35 Mtpa with incremental debottlenecking opportunities to 55 Mtpa.			3,220	(5)(6)(8)		Q4 2013	(6)

Business	Project	Capacity (1)	Capital expenditure (US$M) (1)		Date of initial production (2)
Projects under development (approved in prior years) (continued)			Budget		Target
	WAIO Port Blending and Rail Yard Facilities (Australia) BHP Billiton – 85%	Optimises resource and enhances efficiency across the WAIO supply chain.	1,000	(5)(6)(9)	H2 2014
	Samarco Fourth Pellet Plant (Brazil) BHP Billiton – 50%	Increases iron ore pellet production capacity by 8.3 Mtpa to 30.5 Mtpa.	1,750		H1 2014
Coal	Hay Point Stage Three Expansion (Australia) BHP Billiton – 50%	Increases port capacity from 44 Mtpa to 55 Mtpa and reduces storm vulnerability.	1,505	(5)(6)	2015	(6)
	Caval Ridge (Australia) BHP Billiton – 50%	Greenfield mine development to produce an initial 5.5 Mtpa of export metallurgical coal.	1,870	(5)	2014
	Appin Area 9 (Australia) BHP Billiton – 100%	Maintains Illawarra Coal’s production capacity with a replacement mining domain and capacity to produce 3.5 Mtpa of metallurgical coal.	845		2016
	Cerrejon P40 Project (Colombia) BHP Billiton – 33.3%	Increases saleable thermal coal production by eight Mtpa to approximately 40 Mtpa.	437		2013
Projects under development (approved during FY2013)			Budget		Target
Petroleum	Bass Strait Longford Gas Conditioning Plant (Australia) BHP Billiton – 50% Non-operator	Designed to process approximately 400 MMcf/d of high CO2 gas.	520		2016

			21,183

(1)	All references to capacity are 100 per cent unless noted otherwise. All references to capital expenditure are BHP Billiton’s share unless noted otherwise.

(2)	References are based on calendar years.

(3)	Number subject to finalisation.

(4)	Facilities were completed in September 2012 and will be ready for first production once the mercury removal project is complete.

(5)	Excludes announced pre-commitment funding.

(6)	As per revised budget and/or schedule.

(7)	Initial production through the Turrum facilities, scheduled for CY2013, will be low CO2 gas. Additional high CO2 production from the Turrum reservoir will come online with completion of the Longford Gas Conditioning Plant in CY2016.

(8)	Prior to completion of the ITOCHU and Mitsui transaction in July 2013, BHP Billiton’s economic interest in the Jimblebar Mine Expansion project was 96 per cent and our share of approved capital expenditure was US$3.6 billion.

(9)	The construction of port blending and rail yard facilities at the South Stockyard is no longer included in the scope of the WAIO Port Blending and Rail Yard Facilities project.

3.7.3    Net debt and sources of liquidity

Our policies on debt and treasury management are as follows:

•	a commitment to a solid ‘A’ credit rating;

•	gearing to be a maximum of 40 per cent;

•	diversification of funding sources;

•	generally to maintain borrowings and excess cash in US dollars.

Gearing and net debt

30 June 2013 compared with 30 June 2012

Net debt, comprising Interest bearing liabilities less Cash and cash equivalents, was US$29.1 billion, which represented an increase of US$5.5 billion compared with the net debt position at 30 June 2012. Gearing, which is the ratio of net debt to net debt plus net assets, was 28.8 per cent at 30 June 2013, compared with 26.0 per cent at 30 June 2012. The primary reason for the increase in gearing during FY2013 was due to the issue of bonds during the period.

Cash at bank and in hand less overdrafts at 30 June 2013 was US$6.1 billion compared with US$4.9 billion at 30 June 2012. Included within this were short-term deposits at 30 June 2013 of US$3.2 billion compared with US$3.3 billion at 30 June 2012.

30 June 2012 compared with 30 June 2011

Net debt was US$23.6 billion, which represented an increase of US$17.8 billion compared with the net debt position at 30 June 2011. Gearing was 26.0 per cent at 30 June 2012, compared with 9.2 per cent at 30 June 2011. The primary reason for the increase in gearing during FY2012 was the purchase of Petrohawk for US$12.0 billion and assumption of net debt of US$3.8 billion.

Cash at bank and in hand less overdrafts at 30 June 2012 was US$4.9 billion compared with US$10.1 billion at 30 June 2011. Included within this were short-term deposits at 30 June 2012 of US$3.3 billion compared with US$8.7 billion at 30 June 2011.

Funding sources

During FY2013, we made the following debt issues:

•	In September 2012, we issued a two tranche Euro bond and a two tranche Sterling bond. The Euro bond issue comprised €1.25 billion 2.250 per cent bonds due 2020 and €750 million 3.250 per cent bonds due 2027. The Sterling bond issue comprised £750 million 3.250 per cent bonds due 2024 and £1.0 billion 4.300 per cent bonds due 2042.

•	In October 2012, we issued an A$1.0 billion 3.750 per cent Australian dollar bond due 2017.

•	In April 2013, we issued a €750 million 3.125 per cent Euro bond due 2033.

•	In May 2013, we issued a C$750 million 3.230 per cent Canadian bond due 2023.

None of our Group level borrowing facilities are subject to financial covenants. Certain specific financing facilities in relation to specific Businesses are the subject of financial covenants that vary from facility to facility, but which would be considered normal for such facilities.

Our maturity profile for US dollar bonds, Euro bonds and Australian dollar bonds for the following five years is set out below.

Year ended 30 June	2014	2015	2016	2017	2018
	US$M	US$M	US$M	US$M	US$M
USD Bonds	2,704	3,389	1,050	2,750	–
Euro Bonds	784	–	1,307	–	–
AUD Bonds	–	–	–	–	924

	3,488	3,389	2,357	2,750	924

As at 30 June 2013, the Group’s cash and cash equivalents on hand were US$6.1 billion. Details of major standby and support arrangements are as follows.

	Facility available 2013	Used 2013	Unused 2013	Facility available 2012	Used 2012	Unused 2012
	US$M	US$M	US$M	US$M	US$M	US$M
Commercial paper program (1)	6,000	(1,330)	4,670	4,000	(995)	3,005
Other facilities (2)	59	–	59	60	–	60

Total financing facilities	6,059	(1,330)	4,729	4,060	(995)	3,065

(1)	The Group has a US$6.0 billion commercial paper program backed by US$6.0 billion of revolving credit facilities. The multi-currency revolving credit facilities consist of US$5.0 billion expiring in December 2015 and US$1.0 billion expiring in December 2013 with the ability to extend to December 2014. These facilities are used for general corporate purposes and as backup for the commercial paper programs. The interest rates under these facilities are based on an interbank rate plus a margin. The applicable margin is typical for a credit facility extended to a company with the Group’s credit rating. The Group had US$1.3 billion outstanding in the US commercial paper market at the end of the financial year (2012: US$995 million).

(2)	Other bank facilities are arranged with a number of banks with the general terms and conditions agreed on a periodic basis.

Additional information regarding the maturity profile of our debt obligations and details of our standby and support agreements is included in note 29 ‘Financial risk management’ to the financial statements.

The Group’s long-term credit rating from Moody’s Investor Services is currently A1 (the short-term rating is P-1), and from Standard & Poor’s is A+ (the short-term credit rating is A-1). The ratings outlook from both agencies has not changed during FY2013 or since 30 June 2013.

3.7.4    Quantitative and qualitative disclosures about market risk

We identified our primary market risks in section 3.4. A description of how we manage our market risks, including both quantitative and qualitative information about our market risk sensitive instruments outstanding at 30 June 2013, is contained in note 29 ‘Financial risk management’ to the financial statements.

3.7.5    Portfolio management

We continually review our portfolio to identify assets that no longer fit our strategy. Our commitment to simplify our portfolio continued to deliver value for shareholders, with major transactions totalling US$6.5 billion, either announced or completed during the period. We will purchase interests in assets where they fit our strategy.

On 19 December 2012, we completed the sale of our wholly owned Yeelirrie uranium deposit for a final cash consideration of US$430 million.

On 7 September 2012, we completed the sale of our 37.76 per cent effective interest in Richards Bay Minerals for a final cash consideration of US$1.7 billion.

On 10 April 2013, we completed the sale of our diamonds business, comprising our interests in the EKATI Diamond Mine and Diamond Marketing operations for an aggregate cash consideration of US$553 million (after adjustments).

On 7 June 2013, we completed the sale of our 8.33 per cent interest in the East Browse Joint Venture and 20 per cent interest in the West Browse Joint Venture to Petrochina International Investment (Australia) Pty Ltd for a consideration of US$1.7 billion.

On 29 April 2013, we announced we had signed a definitive agreement to sell our Pinto Valley mining operation and the associated San Manuel Arizona Railroad Company to Capstone Mining Corp for aggregate cash consideration of US$650 million.

On 20 June 2013, we announced an extension of our long-term joint venture relationship with ITOCHU Corporation (ITOCHU) and Mitsui & Co., Ltd. (Mitsui). This transaction was completed on 10 July 2013 and has aligned interests across the WAIO supply chain. Under the terms of the agreement, ITOCHU and Mitsui invested approximately US$822 million and US$720 million, respectively, in shares and loans of BHP Iron Ore (Jimblebar) Pty Ltd, representing an eight per cent and seven per cent interest in the Jimblebar mining hub and resource. The consideration included a share of capital costs associated with the Jimblebar Mine Expansion project.

3.7.6    Dividend and capital management

The Group’s priorities for capital management remain unchanged: firstly, to invest in high-return growth opportunities throughout the economic cycle; secondly, to maintain a solid ‘A’ credit rating and to grow our progressive dividend; and finally, to return excess capital to shareholders.

The disciplined application of these priorities within the framework of our strategy has not only facilitated strong growth in the business, but has also enabled the Company to return US$59.1 billion to shareholders in the form of dividends and share buy-backs over the last 10 years.

BHP Billiton has a progressive dividend policy. The aim of this policy is to steadily increase or at least maintain our base dividend in US dollars at each half-yearly payment.

On 20 August 2013, the Board declared a final dividend for the year of 59 US cents per share. Together with the interim dividend of 57 US cents per share paid to shareholders on 28 March 2013, this brought the total dividend declared for the year to 116 US cents per share, a 3.6 per cent increase over the previous year’s full-year dividend of 112 US cents per share.

Year ended 30 June	2013	2012	2011
Dividends declared in respect of the period (US cents per share)
Interim dividend	57.0	55.0	46.0
Final dividend	59.0	57.0	55.0

	116.0	112.0	101.0

3.8    Off-balance sheet arrangements and contractual commitments

Information in relation to our material off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and commitments under leases at 30 June 2013 is provided in note 21 ‘Contingent liabilities’ and note 22 ‘Commitments’ to the financial statements.

3.9    Subsidiaries and related party transactions

Subsidiary information

Information about our significant subsidiaries is included in note 26 ‘Subsidiaries’ to the financial statements.

Related party transactions

Related party transactions are outlined in note 32 ‘Related party transactions’ to the financial statements.

3.10    Significant changes since the end of the year

On 18 September 2013, the Papua New Guinea (PNG) Parliament passed legislation which has altered the arrangements BHP Billiton reached with Papua New Guinea Sustainable Development Program Limited (PNGSDP) and the PNG Government upon the transfer of its shareholding in Ok Tedi Mining Limited (OTML) to PNGSDP in February 2002. The consequences of this legislation will be as follows:

•	repeal of the section of a 2001 Act under which BHP Billiton parties were protected from environmental claims by the PNG Government;

•	cancellation of the shares which the PNGSDP holds in OTML and replacement with shares issued to the PNG Government;

•	the mortgage given by PNGSDP over its OTML shares to secure the BHP Billiton indemnity and other similar obligations is declared void and of no legal effect; and

•	any provision in an agreement which limits a person’s right to take proceedings against a BHP Billiton party is rendered null and void.

BHP Billiton is considering the impact of this legislation. BHP Billiton retains a broad indemnity from PNGSDP and has adequate security to back that indemnity. Based on currently available information, the legislation is unlikely to materially alter BHP Billiton’s exposure arising from its past ownership of the Ok Tedi mine.

Other than the matters outlined above or elsewhere in this Annual Report, no matters or circumstances have arisen since the end of the year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

4    Board of Directors and Group Management Committee

4.1    Board of Directors

Jac Nasser AO, BBus, Hon DT, 65

Chairman and Independent Non-executive Director

Director of BHP Billiton Limited and BHP Billiton Plc since June 2006. Appointed Chairman of BHP Billiton Limited and BHP Billiton Plc on 31 March 2010.

Skills and experience: Following a 33-year career with Ford Motor Company in leadership positions in Europe, Australia, Asia, South America and the United States, Mr Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. He has more than three decades of experience in large-scale global businesses and a decade of private equity investment and operating expertise.

Other directorships and offices (current and recent):

•	Director of 21st Century Fox (since June 2013).

•	Non-executive advisory partner (since March 2010) of One Equity Partners (Partner from November 2002 until March 2010).

•	Member of the International Advisory Council of Allianz Aktiengesellschaft (since February 2001).

•	Former Director of British Sky Broadcasting Group plc (from November 2002 to November 2012).

Board Committee membership:

•	Chairman of the Nomination and Governance Committee.

Andrew Mackenzie BSc (Geology), PhD (Chemistry), 56

Non-independent

Director of BHP Billiton Limited and BHP Billiton Plc since May 2013. Mr Mackenzie was appointed Chief Executive Officer on 10 May 2013.

Skills and experience: Mr Mackenzie has over 30 years’ experience in oil and gas, petrochemicals and minerals. He joined BHP Billiton in November 2008 as Chief Executive Non-Ferrous and commenced as Chief Executive Officer in May 2013. Prior to BHP Billiton, Mr Mackenzie worked at Rio Tinto, where he was Chief Executive of Diamonds and Minerals, and BP, where he held a number of senior roles, including Group Vice President for Technology and Engineering, and Group Vice President for Chemicals.

Other directorships and offices (current and recent):

•	Director of the Grattan Institute (since May 2013).

•	Director of the International Council on Mining and Metals (since May 2013).

•	Former Director of Centrica plc (from September 2005 to May 2013).

Board Committee membership:

•	None.

Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 51

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc from January 2006 to May 2013. Mr Kloppers resigned as a Director on 10 May 2013. Mr Kloppers was Chief Executive Officer from 1 October 2007 to 10 May 2013.

Skills and experience: Mr Kloppers has extensive knowledge of the mining industry and of BHP Billiton’s operations. Active in the mining and resources industry since 1993, he was appointed Chief Commercial Officer in December 2003 and Group President Non-Ferrous Materials and Executive Director in January 2006.

Other directorships and offices (current and recent):

•	Former Chairman of the International Council on Mining and Metals (from October 2011 to May 2013) and former Deputy Chairman (from October 2008 to October 2011).

Malcolm Broomhead MBA, BE, 61

Independent Non-executive Director

Director of BHP Billiton Limited and BHP Billiton Plc since March 2010.

Skills and experience: Mr Broomhead has extensive experience in running industrial and mining companies with a global footprint and broad global experience in project development in many of the countries in which BHP Billiton operates. Mr Broomhead was Managing Director and Chief Executive Officer of Orica Limited from 2001 until September 2005. Prior to joining Orica, Mr Broomhead held a number of senior positions at North Limited, including Managing Director and Chief Executive Officer and, prior to that, held senior management positions with Halcrow (UK), MIM Holdings, Peko Wallsend and Industrial Equity.

Other directorships and offices (current and recent):

•	Chairman of Asciano Limited (since October 2009).

•	Former Director of Coates Group Holdings Pty Ltd (from January 2008 to July 2013).

Board Committee membership:

•	Member of the Sustainability Committee.

•	Member of the Finance Committee.

Sir John Buchanan BSc, MSc (Hons 1), PhD, 70

Senior Independent Director, BHP Billiton Plc

Director of BHP Billiton Limited and BHP Billiton Plc since February 2003.

Skills and experience: Educated at Auckland, Oxford and Harvard, Sir John has broad international business experience gained in large and complex international businesses. He has substantial experience in the petroleum industry and knowledge of the international investor community. Sir John has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former Executive Director and Group Chief Financial Officer of BP, Treasurer and Chief Executive of BP Finance and Chief Operating Officer of BP Chemicals.

Other directorships and offices (current and recent):

•	Chairman of ARM Holdings Plc (UK) (since May 2012).

•	Chairman of Smith & Nephew Plc (since April 2006) and former Deputy Chairman (from February 2005 to April 2006).

•	Chairman of the International Chamber of Commerce (UK) (since May 2008).

•	Member of Advisory Board of Ondra Bank (since June 2009).

•	Chairman of the UK Trustees for the Christchurch Earthquake appeal.

•	Former Deputy Chairman and Senior Independent Director of Vodafone Group Plc (from July 2006 to July 2012) and Director (from April 2003 to July 2012).

•	Former Director of AstraZeneca Plc (from April 2002 to April 2010).

Board Committee membership:

•	Chairman of the Remuneration Committee.

•	Member of the Nomination and Governance Committee.

Carlos Cordeiro AB, MBA, 57

Independent Non-executive Director

Director of BHP Billiton Limited and BHP Billiton Plc since February 2005.

Skills and experience: Mr Cordeiro brings to the Board more than 30 years’ experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. Mr Cordeiro was previously Partner and Managing Director of Goldman Sachs Group Inc and Vice Chairman of Goldman Sachs (Asia) LLC.

Other directorships and offices (current and recent):

•	Advisory Director of The Goldman Sachs Group Inc (since December 2001).

•	Non-executive Vice Chairman of Goldman Sachs (Asia) LLC (since December 2001).

Board Committee membership:

•	Member of the Remuneration Committee.

David Crawford AO, BComm, LLB, FCA, FCPA, 69

Independent Non-executive Director

Director of BHP Limited since May 1994. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001.

Skills and experience: Mr Crawford has extensive experience in risk management and business reorganisation. He has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. Mr Crawford was previously Australian National Chairman of KPMG, Chartered Accountants.

Other directorships and offices (current and recent):

•	Chairman of Australia Pacific Airports Corporation Limited (since May 2012).

•	Chairman of Lend Lease Corporation Limited (since May 2003) and Director (since July 2001).

•	Former Chairman (from November 2007 to December 2011) and former Director (from August 2001 to December 2011) of Foster’s Group Limited.

Board Committee membership:

•	Chairman of the Finance Committee.

Pat Davies BSc (Mechanical Engineering), 62

Independent Non-executive Director

Director of BHP Billiton Limited and BHP Billiton Plc since June 2012.

Skills and experience: Mr Davies has broad experience in the natural resources sector across a number of geographies, commodities and markets. From July 2005 until June 2011, Mr Davies was Chief Executive of Sasol Limited, an international energy, chemical and mining company with operations in 38 countries and listings on the Johannesburg and New York stock exchanges. Mr Davies began his career at Sasol in 1975 and held a number of diverse roles, including managing the group’s oil and gas businesses, before becoming Chief Executive in July 2005. He is a former Director of various Sasol Group companies and joint ventures.

Other directorships and offices (current and recent):

•	Former Director (from August 1997 to June 2011) and Chief Executive (from July 2005 to June 2011) of Sasol Limited.

Board Committee membership:

•	Member of the Remuneration Committee.

Carolyn Hewson AO, BEc (Hons), MA (Econ), 58

Independent Non-executive Director

Director of BHP Billiton Limited and BHP Billiton Plc since March 2010.

Skills and experience: Ms Hewson is a former investment banker and has over 30 years’ experience in the finance sector. Ms Hewson was previously an Executive Director of Schroders Australia Limited and has extensive financial markets, risk management and investment management expertise. Ms Hewson is a former Director of Westpac Banking Corporation, AMP Limited, CSR Limited, AGL Energy Limited, the Australian Gas Light Company, South Australian Water and the Economic Development Board of South Australia.

Other directorships and offices (current and recent):

•	Director of Stockland Group (since March 2009).

•	Director of BT Investment Management Limited (since December 2007).

•	Member of the Advisory Board of Nanosonics Limited (since June 2007).

•	Director of Australian Charities Fund Operations Limited (since June 2000).

•	Director and Patron of the Neurosurgical Research Foundation (since April 1993).

•	Trustee and Chairman of Westpac Buckland Fund (since January 2011) and Chairman of Westpac Matching Gifts Limited (since August 2011), together known as the Westpac Foundation.

•	Former Director of Westpac Banking Corporation (from February 2003 to June 2012).

Board Committee membership:

•	Member of the Risk and Audit Committee.

Lindsay Maxsted DipBus (Gordon), FCA, FAICD, 59

Independent Non-executive Director

Director of BHP Billiton Limited and BHP Billiton Plc since March 2011.

Skills and experience: Mr Maxsted is a corporate recovery specialist who has managed a number of Australia’s largest corporate insolvency and restructuring engagements and, until recently, continued to undertake consultancy work in the restructuring advisory field. He was the Chief Executive Officer of KPMG Australia between 2001 and 2007. Mr Maxsted is the Board’s nominated ‘audit committee financial expert’ for the purposes of the US Securities and Exchange Commission Rules, and the Board is satisfied that he has recent and relevant financial experience for the purposes of the UK Financial Conduct Authority’s Disclosure and Transparency Rules and the UK Corporate Governance Code.

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

Wayne Murdy BSc (Business Administration), CPA, 69

Independent Non-executive Director

Director of BHP Billiton Limited and BHP Billiton Plc since June 2009.

Skills and experience: Mr Murdy has a background in finance and accounting, where he has gained comprehensive experience in the financial management of mining, oil and gas companies during his career with Getty Oil, Apache Corporation and Newmont Mining Corporation. He served as the Chief Executive Officer of Newmont Mining Corporation from 2001 to 2007 and Chairman from 2002 to 2007. Mr Murdy is also a former Chairman of the International Council on Mining and Metals, a former Director of the US National Mining Association and a former member of the Manufacturing Council of the US Department of Commerce.

Other directorships and offices (current and recent):

•	Director of Weyerhaeuser Company (since January 2009).

•	Former Director of Qwest Communications International Inc (from September 2005 to April 2011).

Board Committee membership:

•	Member of the Risk and Audit Committee.

•	Member of the Finance Committee.

Keith Rumble BSc, MSc (Geology), 59

Independent Non-executive Director

Director of BHP Billiton Limited and BHP Billiton Plc since September 2008.

Skills and experience: Mr Rumble was previously Chief Executive Officer of SUN Mining, a wholly owned entity of the SUN Group, a principal investor and private equity fund manager in Russia, India and other emerging and transforming markets. Mr Rumble has over 30 years’ experience in the resources industry, specifically in titanium and platinum mining, and is a former Chief Executive Officer of Impala Platinum (Pty) Ltd and former Chief Executive Officer of Rio Tinto Iron and Titanium Inc in Canada. Mr Rumble began his career at Richards Bay Minerals in 1980 and held various management positions before becoming Chief Executive Officer in 1996.

Other directorships and offices (current and recent):

•	Director of Enzyme Technologies (Pty) Limited (since September 2011).

•	Director of Elite Wealth (Pty) Limited (since August 2010).

•	Board of Governors of Rhodes University (since April 2005).

•	Trustee of the World Wildlife Fund, South Africa (since October 2006).

•	Former Director of Aveng Group Limited (from September 2009 to December 2011).

Board Committee membership:

•	Member of the Sustainability Committee.

John Schubert AO, BCh Eng, PhD (Chem Eng), 70

Independent Non-executive Director

Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001.

Skills and experience: Dr Schubert has considerable experience in the international oil industry, including at Chief Executive Officer level. Dr Schubert has had executive mining and financial responsibilities and was Chief Executive Officer of Pioneer International Limited for six years, where he operated in the building materials industry in 16 countries. Dr Schubert has experience in mergers, acquisitions and divestments, project analysis and management. He was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia.

Other directorships and offices (current and recent):

•	Chairman of Garvan Institute of Medical Research (since May 2013).

•	Former Chairman of G2 Therapies Pty Limited (from November 2000 to April 2013).

•	Former Director of Qantas Airways Limited (from October 2000 to November 2012).

•	Former Chairman (from November 2004 to February 2010) and Director (from October 1991 to February 2010) of Commonwealth Bank of Australia.

Board Committee membership:

•	Chairman of the Sustainability Committee.

•	Member of the Remuneration Committee.

•	Member of the Nomination and Governance Committee.

Baroness Shriti Vadera MA, 51

Independent Non-executive Director

Director of BHP Billiton Limited and BHP Billiton Plc since January 2011.

Skills and experience: Baroness Vadera brings wide-ranging experience in finance, economics and public policy, as well as extensive experience of emerging markets and international institutions. In recent years, she has undertaken a number of international assignments, including advising on the Eurozone crisis and working with the Korean chair of the G20. Baroness Vadera was a Minister in the British Government from 2007 to 2009 in the Department for International Development, the Business Department and the Cabinet Office, where she was responsible for the response to the global financial crisis. She was on the Council of

Economic Advisers, HM Treasury from 1999 to 2007 focusing on business and international economic issues. Prior to her time in the British Government, Baroness Vadera spent 14 years in investment banking at UBS Warburg, where she specialised in advisory work in emerging markets.

Other directorships and offices (current and recent):

•	Director of AstraZeneca Plc (since January 2011).

Board Committee membership:

•	Member of the Risk and Audit Committee.

Jane McAloon BEc (Hons), LLB, GDipGov, FCIS, 49

President, Governance and Group Company Secretary and Chairman of the Disclosure Committee

Skills and experience: Ms McAloon was appointed to the Group Management Committee as President, Governance and Group Company Secretary in May 2013 after serving as Group Company Secretary since July 2007. Ms McAloon joined the BHP Billiton Group in September 2006 as Company Secretary for BHP Billiton Limited. Prior to joining BHP Billiton, she held the position of Company Secretary and Group Manager External and Regulatory Services in the Australian Gas Light Company. She previously held various Australian State and Commonwealth government positions, including Director General of the New South Wales Ministry of Energy and Utilities and Deputy Director General for the New South Wales Cabinet Office, as well as working in private legal practice. She is a Non-executive Director of Energy Australia, a Fellow of the Institute of Chartered Secretaries and a Director of the Australian War Memorial.

4.2    Group Management Committee

Andrew Mackenzie BSc (Geology), PhD (Chemistry), 56

Chief Executive Officer and Executive Director

Chairman of the Group Management Committee

Mr Mackenzie commenced as Chief Executive Officer in May 2013. He joined BHP Billiton in November 2008 as Chief Executive Non-Ferrous. Prior to BHP Billiton, he worked at Rio Tinto, where he was Chief Executive of Diamonds and Minerals, and BP, where he held a number of senior roles, including Group Vice President for Technology and Engineering, and Group Vice President for Chemicals.

Peter Beaven BAcc, CA, 46

President, Copper

Member of the Group Management Committee

Mr Beaven was appointed President, Copper in May 2013. Previously he was the President of Base Metals and prior to that appointment, in November 2010, President of BHP Billiton’s Manganese business, and Vice President and Chief Development Officer for Carbon Steel Materials. Mr Beavan joined BHP Billiton in 2003. He has wide experience across a range of regions and businesses in BHP Billiton and UBS Warburg.

Tim Cutt, BSc, 53

President, Petroleum and Potash (since 2 July 2013)

Member of the Group Management Committee

Mr Cutt was appointed President, Petroleum and Potash in July 2013. He joined BHP Billiton in 2007 as the President of the Production Division in the Petroleum business. Mr Cutt was appointed to the position of

President, Diamonds and Specialty Products in 2011. Before joining BHP Billiton, Mr Cutt had a successful 24-year career with ExxonMobil in roles of significant oil and gas responsibility, including President of ExxonMobil de Venezuela and President of Hibernia Management and Development Company.

Dean Dalla Valle MBA, 54

President, Coal

Member of the Group Management Committee

Mr Dalla Valle was appointed President, Coal in May 2013. He has 36 years’ experience in BHP Billiton, having joined the Group in January 1977. Mr Dalla Valle was previously the President of the Uranium business for three years and prior to that held the positions of Asset President, Olympic Dam, Asset President of the Cannington silver mine and Vice President Ports for Iron Ore. He was also the General Manager of the Appin, Tower and Westcliff Collieries for Illawarra Coal.

Mike Fraser BCom, MBL, 48

President, Human Resources (since 27 August 2013)

Member of the Group Management Committee

Mr Fraser joined the Group Management Committee in August 2013 as President, Human Resources. He was previously Head of Group Human Resources. Before becoming Head of Human Resources, Mike was Asset President Mozal, based in Mozambique. He joined the Group in 1999. His previous roles with the Group included Human Resources Vice President for the Aluminium and Energy Coal businesses and for South Africa.

Geoff Healy BEc , LLB , 47

Chief Legal Counsel

Member of the Group Management Committee

Mr Healy joined BHP Billiton as Chief Legal Counsel in June 2013. Prior to BHP Billiton, Mr Healy was a partner at Herbert Smith Freehills for 16 years, and a member of its global Council, and worked widely across its network of Australian and international offices. His core field of expertise is complex corporate and regulatory advisory work, risk management, investigations and disputes.

Mike Henry BSc (Chem), 47

President, HSEC, Marketing and Technology

Member of the Group Management Committee

Mr Henry joined the Group in 2003 and was appointed President, HSEC, Marketing and Technology in May 2013. Prior to this, he was Chief Marketing Officer. His earlier career with BHP Billiton included various business development and marketing roles, including Marketing Director for Petroleum, Marketing Director for Energy Coal and Freight and Vice President, Business Development for the Energy Coal Customer Sector Group. Prior to joining BHP Billiton, Mr Henry worked for Mitsubishi Corporation, where he held a number of commercial roles.

Graham Kerr BBus, FCPA, 42

Chief Financial Officer and Chairman of the Investment Committee and Financial Risk Management Committee

Member of the Group Management Committee

Mr Kerr joined the Group in 1994 and was appointed Chief Financial Officer in November 2011. Prior to this, he was President of Diamonds and Specialty Products. Mr Kerr has worked in a wide range of finance, treasury and operational roles across the Group, and has held the positions of Chief Financial Officer of Stainless Steel Materials, Vice President, Finance – BHP Billiton Diamonds and Finance Director for EKATI. In 2004, Mr Kerr left BHP Billiton for a two-year period, when he was General Manager Commercial for Iluka Resources Ltd.

Jane McAloon BEc (Hons), LLB, GDipGov, FCIS, 49

President, Governance and Group Company Secretary and Chairman of the Disclosure Committee

Member of the Group Management Committee

Ms McAloon was appointed to the Group Management Committee as President, Governance and Group Company Secretary in May 2013, after serving as Group Company Secretary since July 2007. Ms McAloon joined the BHP Billiton Group in September 2006 as Company Secretary for BHP Billiton Limited.

Daniel Malchuk BEng, MBA, 48

President, Aluminium, Manganese and Nickel

Member of the Group Management Committee

Mr Malchuk was appointed President Aluminium, Manganese and Nickel in May 2013. Previously, he was the President of Minerals Exploration, a position he held from July 2012. He worked for the Company between 1996 and 1998 in BHP Copper, in the United States, and has held a number of roles in the Base Metals business since he rejoined BHP Billiton in 2002. In 2006, he took the role of Asset Leader Joint Ventures and a year later was appointed Vice President Strategy and Development in Base Metals.

Jimmy Wilson BSc (Mechanical Engineering), 51

President, Iron Ore

Member of the Group Management Committee

Mr Wilson was appointed President, Iron Ore in March 2012. He joined BHP Billiton in March 1991. He has had an extensive career in the mining industry, and held key managerial and operational roles throughout BHP Billiton including President, Energy Coal (2009 – 12) and President, Stainless Steel Materials (2007 – 09). Prior to these roles, Mr Wilson was President and Chief Operating Officer Nickel West, President and Chief Operating Officer Samancor Chrome and General Manager of Billiton’s Bayside Aluminium.

Karen Wood BEd, LLB (Hons), FCIS, 57

President, Public Affairs

Member of the Group Management Committee

Ms Wood joined BHP Billiton in 2001. Her previous positions were Chief Governance Officer, Special Adviser and Head of Group Secretariat and Group Company Secretary. She assumed responsibility for Human Resources in 2007, when she was appointed Chief People Officer. On 27 August 2013 she handed her Human Resources accountabilities to Mike Fraser. In 2010 she assumed responsibility for Public Affairs. Before joining BHP Billiton, she was General Counsel and Company Secretary for Bonlac Foods Limited. She is a Fellow of the Institute of Chartered Secretaries.

J Michael Yeager BSc, MSc, 60

Group Executive and Chief Executive – Petroleum (until 1 July 2013)

Member of the Group Management Committee

Mr Yeager joined the Group in April 2006 as Chief Executive Petroleum after 25 years with Mobil and later ExxonMobil. Mr Yeager was previously Vice President, ExxonMobil Development Company, and held the roles of Senior Vice President, Imperial Oil Ltd and Chief Executive Officer, Imperial Oil Resources, Vice President Africa, ExxonMobil Production Company, Vice President Europe, ExxonMobil Production Company and President, Mobil Exploration and Production in the United States.

5    Corporate Governance Statement

5.1    Governance at BHP Billiton

Dear Shareholder

Welcome to BHP Billiton’s Corporate Governance Statement. This section of our Annual Report outlines the corporate governance processes of BHP Billiton.

At BHP Billiton, we have a governance framework to which we are held accountable that goes beyond an interest in governance or our need to fulfil regulatory requirements. Our approach is to adopt what we consider to be the highest of governance standards in Australia, the United Kingdom and the United States. That is because we believe that high-quality governance supports long-term value creation. Simply put, we think good governance is good business.

Governance influences how the objectives of the Company are set and achieved, how risk is monitored and assessed, and how performance is optimised. Therefore, our corporate governance structure encourages the creation of value, while providing accountability and control systems commensurate with risks involved.

We do not see governance as just a matter for the Board. Good governance is also the responsibility of executive management and is embedded throughout the organisation.

Our BHP Billiton Charter is core to the governance framework of BHP Billiton – it embodies our corporate purpose, strategy and values, and defines when we are successful. We foster a culture that values and rewards high ethical standards, personal and corporate integrity and respect for others.

We live the values enshrined in Our Charter and demonstrably adhere to the standards of conduct required by our BHP Billiton Code of Business Conduct.

BHP Billiton governance structure

Appointment of Andrew Mackenzie

On 10 May 2013, Andrew Mackenzie was appointed Chief Executive Officer of the Group and became our new Executive Director. His appointment was the result of our long-established leadership development and succession process.

Our planned and considered approach involves attracting and developing the best global talent over a sustained period. This ensures that we have a deep pipeline of leaders at all levels in the Company, including for succession to Chief Executive.

The Board decided that Mr Mackenzie is the right person to lead BHP Billiton in a changing global environment. He brings a unique combination of deep industry knowledge and global management skills to the CEO role, with over 30 years’ experience in the oil and gas, petrochemicals and minerals industries.

Ongoing renewal

We are continuously focused on enhancing the diversity of perspective on the Board. We do this in a structured manner, looking out over a five-year period at the skills, backgrounds, knowledge, experience and diversity on the Board. The right blend of skills, experience and perspective is critical to ensuring the Board oversees BHP Billiton effectively for shareholders.

The Board has set a goal of increasing the number of women on the Board to at least three. This remains our target, and, while we did not achieve this target by the end of FY2013, we continue to work to identify future candidates for the Board. More details about the Board’s diversity of skills and experience are set out in section 5.7.

Continuous improvement

The Board has a commitment to ongoing improvement in the way we carry out our work. Last year, the continued evolution of the Board and its committees resulted in the formation of the Finance Committee. The Board made a commitment to evaluate the role and function of the Finance Committee 12 months after its formation. In the past year, the Committee has focused on capital management planning, including capital allocation and funding, as well as due diligence on divestments. Given our continued focus on capital management, the Board believes that the Finance Committee adds considerable value to the governance of the Group and will continue to operate under its terms of reference. Further details are set out in section 5.13.

During the year, our Board Governance Document and Committee terms of reference were reviewed and updated to reflect changing market practice.

I hope you find this description of our corporate governance useful and look forward to receiving any feedback that fellow shareholders may have.

Jac Nasser AO

Chairman

5.2    Shareholder engagement

Part of the Board’s commitment to high-quality governance is expressed through the approach we take to engaging and communicating with shareholders. We encourage shareholders to make their views known to us.

Our shareholders are based across the globe. Outside of the Annual General Meeting (AGM), the Board uses a range of formal and informal communication channels to understand shareholder views to ensure it can represent shareholders in governing BHP Billiton. Regular proactive engagement with institutional shareholders and investor representative organisations takes place in Australia, South Africa, the United Kingdom and the United States. This is led by:

•	the Chairman, supported by the President, Governance and Group Company Secretary – strategy, governance and remuneration;

•	the Remuneration Committee Chairman and Senior Independent Director – governance and remuneration;

•	the Chief Executive Officer (CEO), Chief Financial Officer (CFO), senior management and the Investor Relations team – strategy, financial and operating performance. Important briefings are webcast live from our website: www.bhpbilliton.com.

In addition, shareholders can contact us at any time through our Investor Relations team, with contact details available on our website: www.bhpbilliton.com.

Feedback from shareholders is regularly reported to the Board. Shareholder and analyst feedback is shared with the Board through the Chairman, the Chairman of the Remuneration Committee (also the Senior Independent Director), other Directors, the CEO and the CFO. In addition, the Head of Investor Relations provides regular reports to the Board on shareholder feedback and analysis. This approach provides a robust mechanism to ensure Directors are aware of issues raised and have a good understanding of current shareholder views.

Annual General Meeting

The AGM is an opportunity for shareholders to ask questions of the Board.

Our Dual Listed Company (DLC) structure means that we hold two AGMs each year. The AGMs are important dates in the BHP Billiton calendar. In October each year, the BHP Billiton Plc meeting is held in the United Kingdom, and in November, the BHP Billiton Limited meeting is held in Australia. These meetings provide an update for shareholders on the Group’s performance and offer an opportunity for shareholders to ask questions and vote. Shareholders vote on important matters affecting the Group, including the election of Directors, any changes to our constitutional documents, the receipt of annual financial statements and incentive arrangements for the Executive Director. Shareholders may appoint proxies electronically through our website, and the Notice of Meeting describes how this can be done. As described above, a key part of our approach to governance is that shareholders’ views are heard and understood. The AGM provides an important forum to enable this.

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

Information relating to the 2012 AGM is available online at

www.bhpbilliton.com/home/investors/shareholderinfo/Pages/Meetings.aspx.

5.3    Role and responsibilities of the Board

The Board’s role is to represent the shareholders. It is accountable to them for creating and delivering value through the effective governance of the Group. This role requires a high-performing Board, with all Directors contributing to the Board’s collective decision-making processes.

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

As part of our ongoing commitment to continuous improvement, the Board made high-level changes to the Board Governance Document in FY2013. The changes reflect revisions to the corporate purpose, enhance clarity and adopt emerging market practice without impacting accountability of roles.

The Board Governance Document is available online at

www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

Allocation of decision-making authority

The matters that the Board has specifically reserved for its decision are:

•	appointments to the position of CEO and approval of the appointment of executives reporting directly to the CEO;

•	approval of strategy and annual budgets of the Group;

•	determination of capital and non-capital items in accordance with the approved delegations of authority;

•	determination and adoption of documents (including the publication of reports and statements to shareholders) that are required by the Group’s constitutional documents, by statute or by other external regulation.

The Board is free to alter the matters reserved for its decision, subject to the limitations imposed by the constitutional documents and the law.

The CEO is delegated authority to take all decisions and actions that further the corporate purpose of creating long-term shareholder value through the discovery, acquisition, development and marketing of natural resources. This is subject to the limits imposed by the Board on the CEO’s decision-making authority and set out in the Board Governance Document, and the matters the Board has specifically reserved for its decision, including in the Group’s authorities framework. The CEO remains accountable to the Board for the authority that is delegated and for the performance of the Group with the expectation that the CEO works in a constructive partnership with the Board. The Board monitors the decisions and actions of the CEO and the performance of the Group to gain assurance that progress is being made towards the corporate purpose within the limits imposed through the Group’s governance assurance framework. The Board also monitors the performance of the Group and assesses its risk profile through its committees. Reports from each of the committees are set out in section 5.13.

The CEO is required to report regularly in a spirit of openness and trust on the progress being made by the Group. The Board and its committees determine the information required from the CEO and any employee or external party, including the External Auditor. Open dialogue between individual members of the Board and the CEO and other members of the management team is encouraged to enable Directors to gain a better understanding of our Company.

Independent advice

The Board and its committees may seek advice from independent experts whenever it is considered appropriate. Individual Directors, with the consent of the Chairman, may seek independent professional advice on any matter connected with the discharge of their responsibilities, at the Group’s expense.

Strategic focus and review

Within this framework, at the start of the calendar year, the Board agrees its strategic focus and priorities for the year ahead. This ensures that the work of the Board is aligned with the corporate purpose and takes into account the relevant external environment, such as the markets in which we operate, and changes to the external and regulatory environment.

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

Key activities during the year

BHP Billiton’s strategy to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market remains the foundation for creating shareholder value. To extend our track record and create a more productive and capital efficient organisation, we have concentrated our efforts on those world-class basins where we enjoy economies of scale and a competitive advantage.

In addition to the productivity gains delivered during the period, the Group applied strict capital discipline. No major growth projects were approved during FY2013. Our commitment to maintain a solid ‘A’ credit rating remains unchanged. Within this context, the Board approved a range of business decisions, including:

•	the investment of US$520 million in the Longford Gas Conditioning Plant (LGCP) project as part of the Gippsland Basin Joint Venture, located in Victoria, Australia. This investment adds carbon dioxide removal capacity to the Longford Gas Plant which is necessary to condition production for the Turrum offshore development project;

•	entering into a definitive agreement with PetroChina International Investment (Australia) Pty Ltd to sell the 8.33 per cent interest in the East Browse Joint Venture and 20 per cent interest in the West Browse Joint Venture, located offshore Western Australia, with final proceeds from the sale of US$1.7 billion;

•	the sale of the 37.76 per cent non-operated interest in Richards Bay Minerals to Rio Tinto for cash proceeds of US$1.7 billion after adjustments;

•	entering into a definitive agreement to sell the Pinto Valley mining operation and the associated San Manuel Arizona Railroad Company to Capstone Mining Corporation for an aggregate cash consideration of US$650 million;

•	entering into a definitive agreement to sell the diamonds business, comprising the interests in the EKATI Diamond Mine and Diamonds Marketing operations, to Harry Winston Diamond Mines Ltd with final proceeds of US$553 million;

•	the issuing of a two tranche €2.0 billion bond, and a two tranche £1.75 billion bond, the issuing of a five-year A$1.0 billion note under the Australian Medium Term Note Program, the issuing of a €750 million bond and the issuing of a C$750 million bond;

•	the sale of the wholly owned Yeelirrie uranium deposit in Western Australia to Cameco Corporation with final proceeds of US$430 million;

•	the extension of the long-term joint venture relationship with ITOCHU Corporation and Mitsui & Co., Ltd. through the investment by those two joint venture partners of approximately US$822 million and US$720 million, respectively, in shares and loans of BHP Iron Ore (Jimblebar) Pty Ltd, representing an eight per cent and seven per cent interest in the Jimblebar mining hub and resource;

•	after the year-end, an investment of US$2.0 billion to sustain operations at Escondida in Chile, by constructing a new 2,500 litre per second sea water desalination facility;

•	the investment of US$2.6 billion, spread over a number of years, with annual instalments of US$800 million, to finish the excavation and lining of the Jansen Potash project production and service shafts, and to continue the installation of essential surface infrastructure and utilities.

Succession

For BHP Billiton, succession of the CEO is an ongoing process, which has worked well for over a decade. This year, Mr Kloppers retired as CEO and Mr Mackenzie was appointed CEO from 10 May 2013.

A critical component of succession at Group Management Committee (GMC) level and below is the existence of a robust senior leadership program that operates across multiple organisational levels to build, develop, renew, recruit and promote our leaders. While the program was driven, during FY2013, by the CEO and President, People and Public Affairs, the Board is actively engaged and oversees President succession and the development of the senior team. Following his appointment, Mr Mackenzie announced the new senior management team and the removal of a layer of management to bring the operations closer to the CEO and ensure alignment between strategic and managerial leadership.

5.4    Board membership

The Board currently has 13 members, each of whom must seek re-election by shareholders annually. Of these, 12, including the Chairman, are independent Non-executive Directors. The Non-executive Directors are considered by the Board to be independent of management and free from any business relationship or other circumstance that could materially interfere with the exercise of objective, unfettered or independent judgement. Further information on the process for assessing independence is in section 5.9.

During the year, the composition of the Board changed with the appointment of Mr Mackenzie as CEO and Executive Director and the retirement of Mr Kloppers from the Board.

In terms of Non-executive Directors, the Nomination and Governance Committee retains the services of external recruitment specialists to continue to assist in the identification of potential candidates for the Board.

The Board considers that there is an appropriate balance between Executive and Non-executive Directors to promote shareholder interests and govern the business effectively. While the Board includes a smaller number of Executive Directors than is common for UK-listed companies, its composition is appropriate for the DLC structure and is in line with Australian-listed company practice. In addition, the Board has extensive access to members of senior management, who frequently attend Board meetings, where they make presentations and engage in discussions with Directors, answer questions, and provide input and perspective on their areas of responsibility. The Board also deliberates in the absence of management at the beginning and end of each meeting, which is chaired by the Group Chairman.

The Directors of the Group are:

Mr Jac Nasser (Chairman)

Mr Andrew Mackenzie (CEO)

Mr Malcolm Broomhead

Sir John Buchanan

Mr Carlos Cordeiro

Mr David Crawford

Mr Pat Davies

Ms Carolyn Hewson

Mr Lindsay Maxsted

Mr Wayne Murdy

Mr Keith Rumble

Dr John Schubert

Baroness Shriti Vadera

The biographical details of the Directors are set out in section 4.1 of this Annual Report.

5.5    Chairman

The Chairman, Jac Nasser, is considered by the Board to be independent. He was appointed Chairman of the Group from 31 March 2010 and has been a Non-executive Director of the Group since 6 June 2006. Mr Nasser was last re-elected at the 2012 AGMs and, in accordance with the Group’s policy that each Director stand for election annually, will stand for re-election in 2013.

The Chairman’s role includes:

•	leading the Board and ensuring that it is operating to the highest governance standards;

•	encouraging a culture of openness and debate to foster a high-performing and collegial team of Directors that operates effectively;

•	ensuring strategic issues, relevant stakeholder and shareholder views are regularly reviewed, clearly understood and underpin the work of the Board;

•	facilitating the relationship between the Board and the CEO;

•	ensuring the provision of accurate, timely and clear information;

•	setting agendas for meetings of the Board, in consultation with the CEO and Group Company Secretary, that focus on the strategic direction and performance of the Group’s business;

•	ensuring that adequate time is available for discussion on all agenda items;

•	leading the Board and individual Director performance assessments;

•	speaking and acting for the Board and representing the Board to shareholders.

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

Directors must be prepared to commit sufficient time and resources to perform their role effectively. The Nomination and Governance Committee takes account of the other positions held by each potential Director candidate. It assesses whether they will have adequate time to devote to the Board, prior to making a recommendation to the Board on whether to appoint them as a Director. In addition, Directors are required to consult with the Chairman before accepting any additional commitments that could conflict with or impact on the time Directors can devote to their role.

The Nomination and Governance Committee is required to assist the Board in ensuring that the Board is comprised of high-calibre individuals whose background, skills, experience and personal characteristics will augment the present Board and meet its future needs and diversity aspirations.

Current Board profile

The following table sets out the key skills and experience of the Directors and the extent to which they are represented on the Board and its committees. As a Board, the Non-executive Directors contribute:

•	international business and senior executive experience;

•	relevant operating experience;

•	understanding of the sectors in which we operate;

•	knowledge of world capital markets;

•	regulatory and government policy experience;

•	an understanding of the health, safety, environmental and community challenges that we face.

The Executive Director brings additional perspectives to the Board’s work through a deep understanding of the Group’s business.

In addition to the skills and experience set out in the table, the Board considers that each Director has the following attributes:

•	unquestioned honesty and integrity;

•	a proven track record of creating value for shareholders;

•	time available to undertake the responsibilities;

•	an ability to apply strategic thought to matters in issue;

•	a preparedness to question, challenge and critique;

•	a willingness to understand and commit to the highest standards of governance.

Skills and experience	Board	Risk and Audit	Nomination and Governance	Remuneration	Sustainability	Finance
Total Directors	13 Directors	4 Directors	3 Directors	4 Directors	3 Directors	4 Directors

Executive leadership

Sustainable success in business at a very senior executive level in a successful career.	12 Directors	3 Directors	3 Directors	4 Directors	3 Directors	4 Directors

Global experience

Senior management or equivalent experience in multiple global locations, exposed to a range of political, cultural, regulatory and business environments.	13 Directors	4 Directors	3 Directors	4 Directors	3 Directors	4 Directors

Governance

Commitment to the highest standards of governance, including experience with a major organisation that is subject to rigorous governance standards, and an ability to assess the effectiveness of senior management.	13 Directors	4 Directors	3 Directors	4 Directors	3 Directors	4 Directors

Skills and experience	Board	Risk and Audit	Nomination and Governance	Remuneration	Sustainability	Finance

Strategy

Track record of developing and implementing a successful strategy, including appropriately probing and challenging management on the delivery of agreed strategic planning objectives.	13 Directors	4 Directors	3 Directors	4 Directors	3 Directors	4 Directors

Financial acumen

Senior executive or equivalent experience in financial accounting and reporting, corporate finance and internal financial controls, including an ability to probe the adequacies of financial and risk controls.	13 Directors	4 Directors	3 Directors	4 Directors	3 Directors	4 Directors

Capital projects

Experience working in an industry with projects involving large-scale capital outlays and long-term investment horizons.	11 Directors	3 Directors	3 Directors	3 Directors	3 Directors	4 Directors

Health, safety and environment

Experience related to workplace health and safety, environmental and social responsibility, and community.	12 Directors	4 Directors	3 Directors	3 Directors	3 Directors	4 Directors

Remuneration

Board Remuneration Committee membership or management experience in relation to remuneration, including incentive programs and pensions/ superannuation and the legislation and contractual framework governing remuneration.	13 Directors	4 Directors	3 Directors	4 Directors	3 Directors	4 Directors

Skills and experience	Board	Risk and Audit	Nomination and Governance	Remuneration	Sustainability	Finance

Mining

Senior executive experience in a large mining organisation combined with an understanding of the Group’s corporate purpose to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.	5 Directors	1 Director	0 Directors	1 Director	2 Directors	2 Directors

Oil and gas

Senior executive experience in the oil and gas industry, including in-depth knowledge of the Group’s strategy, markets, competitors, operational issues, technology and regulatory concerns.	5 Directors	1 Director	2 Directors	3 Directors	1 Director	1 Director

Marketing

Senior executive experience in marketing and a detailed understanding of the Group’s corporate purpose to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.	11 Directors	2 Directors	3 Directors	4 Directors	3 Directors	4 Directors

Public policy

Experience in public and regulatory policy, including how it affects corporations.	13 Directors	4 Directors	3 Directors	4 Directors	3 Directors	4 Directors

Renewal

The Board plans for its own succession, with the assistance of the Nomination and Governance Committee. In doing this, the Board:

•	considers the skills, backgrounds, knowledge, experience and diversity of geographic location, nationality and gender necessary to allow it to meet the corporate purpose;

•	assesses the skills, backgrounds, knowledge, experience and diversity currently represented;

•	identifies any inadequate representation of those attributes and agrees the process necessary to ensure a candidate is selected who brings them to the Board;

•	reviews how Board performance might be enhanced, both at an individual Director level and for the Board as a whole.

The Board believes that orderly succession and renewal is achieved as a result of careful planning, where the appropriate composition of the Board is continually under review.

When considering new appointments to the Board, the Nomination and Governance Committee oversees the preparation of a position specification that is provided to an independent recruitment organisation retained to conduct a global search. Independent search firms are instructed to consider a wide range of candidates, including taking into account geographic location, nationality and gender. In addition to the specific skills, knowledge and experience deemed necessary, the specification contains the criteria required by the Board Governance Document.

The Board has adopted a letter of appointment that contains the terms on which Non-executive Directors will be appointed, including the basis upon which they will be indemnified. The letter of appointment clearly defines the role of Directors, including the expectations in terms of independence, participation, time commitment and continuous improvement. In summary, Directors are expected to constructively challenge; set values and standards of the Group; monitor the performance of management and of the Group; satisfy themselves as to the adequacy and integrity of financial statements; and satisfy themselves that the systems for the identification and management of risks are robust and appropriate. Directors are also expected to commit sufficient time to carry out their role and to participate in continuous improvement programs and internal reviews to support ongoing development. The letter of appointment also makes it clear that Directors are required to disclose circumstances that may affect, or be perceived to affect, their ability to exercise independent judgement so that the Board can assess independence on a regular basis.

A copy of the terms of appointment is available online at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

Diversity

The Board is committed to ensuring gender diversity is actively pursued and implemented in terms of current and future Board composition. Diversity is a core consideration in ensuring that the Board and its committees have the right balance of skills, experience, independence and Group knowledge necessary to discharge their responsibilities. The right blend of perspectives is critical to ensuring the Board oversees BHP Billiton effectively for shareholders.

In 2011, the Board outlined its aspirational goal of increasing the number of women on the Board to at least three over the following two years, having appointed Carolyn Hewson and Baroness Shriti Vadera in 2010 and 2011, respectively. The Board remains committed to this goal, and continues to work towards it in a structured manner, looking out over a five-year period at the skills, backgrounds, knowledge, experience and diversity on the Board. Independent search firms in the US, UK and Australia have been retained over the last few years to specifically consider potential female candidates. Short-listed candidates are considered by the Nomination and Governance Committee.

Our goal is, however, unlikely to be achieved until FY2015. As disclosed in last year’s Annual Report, our immediate business imperative in FY2012 was to appoint an additional Director with skills and experience in the oil and gas sector. The candidate search actively considered both potential female candidates and other diversity considerations, including background, experience and culture. Ex SASOL CEO Pat Davies was appointed to the Board in 2012, bringing specific oil and gas experience. During FY2013, we have continued to seek additional oil and gas sector experience, given the natural succession planning of the Board. While the work of the Nomination and Governance Committee has continued, we did not appoint any new Non-executive Directors – female or male – during the year.

The Board also considers that it is important to continue to develop the potential of women at all levels of the Company, and part of the Board’s role is to consider and approve the Group’s measurable objectives, and oversee the Group’s progress towards these objectives. Following the changes to the GMC, female representation has now increased to 18 per cent. Further information, in relation to the initiatives in place to address diversity across the broader Group, and the impact they are having, is contained in section 5.17.

Board skills, experience and diversity

Note: Percentages in the diagram reflect the number of Directors represented in each category

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

Non-executive Directors also participate in continuous improvement programs, in accordance with their terms of appointment. Programs are designed to maximise the effectiveness of the Directors throughout their tenure and link in with their individual Director performance evaluations. The Training and Development Program covers a range of matters of a business nature, including environmental, social and governance matters.

Structured opportunities are provided to build knowledge through initiatives such as visits to BHP Billiton sites and briefings provided at Board meetings. Non-executive Directors also build their Group and industry knowledge through the involvement of the GMC and other senior employees in Board meetings.

Briefings, site visits and development sessions underpin and support the Board’s work in monitoring and overseeing progress towards the corporate purpose. We therefore continuously build Directors’ knowledge to ensure that the Board remains up to date with developments within our Businesses, as well as developments in the markets in which we operate.

During the year, Non-executive Directors participated in the following activities:

•	briefings intended to provide each Director with a deeper understanding of the activities, environment and key issues and direction of the Businesses. These briefings are provided to the Board by senior executives, including GMC members and other team members with operational and non-operational responsibilities. They are comprehensive briefings on the commodities, assets and markets in which we operate, including health, safety, environment and community (HSEC), and public policy considerations. The briefings provided during FY2013 covered metallurgical coal, potash, iron ore and next generation mining. When these briefings were combined with a site visit, they took place on-site, otherwise they took place at Board meetings where the relevant executives joined Directors;

•	development sessions on specific topics of relevance, such as climate change, commodity markets, world economy, changes in corporate governance standards, Directors’ duties and shareholder feedback;

•	visits to Western Australia Iron Ore; the Jansen Potash Project, Canada; the Wessels manganese mine in South Africa; and the San Juan coal mine in New Mexico, United States, including briefings on the assets and other relevant issues, and meetings with key personnel;

•	addresses by external speakers, who are generally experts in their field.

Director involvement and continuous development through site visits, Business Group Risk and Audit Committee (Business Group RAC) meetings and on-site briefings are summarised in the map on the following page.

Business Group RAC meetings take place twice yearly as part of our financial governance framework. Directors who are members of the Board’s Risk and Audit Committee chair the Business Group RAC meetings. Further information on Business Group RACs is at section 5.13.1.

Director site visits, on-site briefings and Business Group RAC meetings 2011-2013

The Nomination and Governance Committee oversees the Directors’ Training and Development Program, and as part of the yearly review process the Chairman discusses development areas with each Director. Board committees in turn review and agree their training needs. The benefit of this approach is that induction and learning opportunities can be tailored to Directors’ committee memberships, as well as the Board’s specific areas of focus. In addition, this approach ensures a coordinated process in relation to succession planning, Board renewal, training and development and committee composition, which are all relevant to the Nomination and Governance Committee’s role in securing the supply of talent to the Board.

In addition, each Board committee provides a standing invitation for any Non-executive Director to attend committee meetings (rather than just limiting attendance to committee members). Committee agendas are provided to all Directors to ensure that Directors are aware of matters to be considered by the committees, and can elect to attend meetings where appropriate.

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

Where a Director is considered by the Board to be independent, but is affected by circumstances that appear relevant to the Board’s assessment of independence, the Board has undertaken to explain the reasons why it reached its conclusion. In applying the independence test, the Board considers relationships with management, major shareholders, subsidiary and associated companies and other parties with whom the Group transacts business against predetermined materiality thresholds, all of which are set out in the policy. A summary of the factors that may be perceived to impact the independence of certain Directors is set out below.

Tenure

Three Directors, David Crawford, John Schubert and John Buchanan, have each served on the Board for more than nine years. Mr Crawford, Dr Schubert and Sir John are standing for re-election at the 2013 AGMs, having each undergone a formal performance assessment.

Although Mr Crawford was first appointed to the BHP Limited Board in 1994, the Board considers that he makes a significant contribution to the work of the Board and that his deep knowledge of the Group and broad international business experience remains especially important, in particular in his role as Finance Committee Chairman.

Dr Schubert was first elected to the Board of BHP Limited in 2000. The Board is of the view that Dr Schubert continues to make a valuable contribution through his role as Chairman of the Sustainability Committee, his roles on the Remuneration and Nomination and Governance Committees, as well as to the work of the Board more broadly. Dr Schubert’s extensive experience as an executive, particularly in the international oil industry, and subsequently as a public company director across multiple industries, adds significantly to the skills and expertise of the Board.

Sir John was first appointed to the Board (and as Senior Independent Director) in February 2003. The Board believes that he continues to act independently in the best interests of the Group. His expertise and broad international experience materially enhance the skills and experience profile of the Board and he continues to make a substantial contribution in his roles, as a member of the Board, Chairman of the Remuneration Committee, a member of the Nomination and Governance Committee and as Senior Independent Director.

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

Retirement plan

As former Directors of BHP Limited, prior to the merger with Billiton Plc, which formed the Group in 2001, Mr Crawford and Dr Schubert participated in a retirement plan approved by shareholders in 1989. The plan was closed on 24 October 2003. Benefits accrued to that date, together with interest earned on the benefits, have been preserved and will be paid on retirement. The Board does not believe that the independence of any participating Director is compromised as a result of this plan.

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

Mr Crawford was a partner of KPMG in Australia until his retirement in June 2001. He has had no commercial relationship with KPMG since that time and the Board does not consider Mr Crawford’s independence to be compromised as a result of this association that ended more than 12 years ago.

Some of the Directors hold or previously held positions in companies with which we have commercial relationships. Those positions and companies are set out in the Director profiles in section 4.1 of this Annual Report. The Board has assessed all of the relationships between the Group and companies in which Directors hold or held positions and has concluded that in all cases the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or their ability to act in the best interests of the Group.

A specific instance is Malcolm Broomhead, who, during the year under review, was a Non-executive Director of Coates Group Holdings Pty Limited, a company with which BHP Billiton has commercial dealings. Coates Group provides equipment hire to the mining and resources industry (among others). Prior to and since the appointment of Mr Broomhead as a Director of BHP Billiton, the Board has assessed the relationship between BHP Billiton and Coates Group and remained satisfied that Mr Broomhead was able to apply objective, unfettered and independent judgement and act in the best interests of BHP Billiton. In addition, no commercial dealings with Coates Group were discussed at Board or Board committee level. Since year-end, Mr Broomhead has stepped down from the Board of Coates Group with effect from 29 July 2013.

A second instance is David Crawford, who is an Advisory Board member for the commercial law firm Allens, which advises BHP Billiton on specific matters from time to time but is not one of BHP Billiton’s relationship law firms. Mr Crawford’s role is as a member of the Advisory Board, a wholly advisory body that does not have decision-making authority for Allens. The Board has assessed the relationship and remains satisfied that Mr Crawford is independent in mind and judgement and is able to apply objective, unfettered and independent judgement and act in the best interests of BHP Billiton. In addition, the allocation of business to Allens was not discussed at Board or Board committee level, and to the extent it is in the future, Mr Crawford will absent himself fully from those deliberations.

Transactions during the year that amounted to related-party transactions with Directors or Director-related entities under International Financial Reporting Standards (IFRS) are outlined in note 31 ‘Key Management Personnel’ to the financial statements.

Executive Director

The Executive Director, Andrew Mackenzie, is not considered independent because of his executive responsibilities. Mr Mackenzie’s appointment as Chief Executive Officer was announced on 20 February 2013, and took effect from 10 May 2013. He does not hold directorships in any company included in the ASX 100 or FTSE 100, but he previously served as Non-executive Director of Centrica Plc (from September 2005 to May 2013).

Conflicts of interest

The UK Companies Act requires that BHP Billiton Directors avoid a situation where they have, or can have, an unauthorised direct or indirect interest that conflicts, or possibly may conflict, with the Company’s interests, unless approved by non-interested Directors. In accordance with the UK Companies Act, BHP Billiton Plc’s Articles of Association allow the Directors to authorise conflicts and potential conflicts where appropriate. A procedure operates to ensure the disclosure of conflicts and for the consideration and, if appropriate, the authorisation of them by non-conflicted Directors. The Nomination and Governance Committee supports the Board in this process, both by reviewing requests from Directors for authorisation of situations of actual or potential conflict and making recommendations to the Board, and by regularly reviewing any situations of actual or potential conflict that have previously been authorised by the Board, and making recommendations regarding whether the authorisation remains appropriate. In addition, in accordance with Australian law, if a situation arises for consideration in which a Director has a material personal interest, the affected Director takes no part in decision-making.

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

The assessment of the Board’s performance is conducted by focusing on individual Directors and Board committees in one year and the Board as a whole in the following year. Our approach has been to conduct an externally facilitated review of the Board of Directors and committees at least every two years. This year, due to the appointment of the new CEO and the changes to the management structure, the FY2013 Board assessment was internally rather than externally facilitated. The next external review will be conducted in early FY2014. This will provide an opportunity for the new structure to become sufficiently established for a meaningful review, while also adhering to our commitment of continuous improvement.

In addition, each year the Board, with the assistance of the Nomination and Governance Committee, conducts a review of the performance of each Director seeking re-election and uses the results of that review when considering whether to recommend the re-election of each Director. As the Board has adopted a policy of annual election, this effectively means that all Directors are subject to a performance review annually should they wish to remain on the Board.

Directors provide anonymous feedback on their peers’ performance and individual contributions to the Board, which is passed on to the relevant Director via the Chairman. In respect of the Chairman’s performance,

Directors provide feedback directly to either Dr Schubert or Sir John Buchanan as Senior Independent Director to be passed on anonymously to the Chairman. External independent advisers are engaged to assist these processes, as necessary. The involvement of an independent third party has assisted in the evaluation processes being rigorous, fair and ensuring continuous improvement in the operation of the Board and committees, as well as the contributions of individual Directors.

Director evaluation

The evaluation of individual Directors focuses on the contribution of the Director to the work of the Board and the expectations of Directors as specified in the Group’s governance framework. The performance of individual Directors is assessed against a range of criteria, including the ability of the Director to:

•	consistently take the perspective of creating shareholder value;

•	contribute to the development of strategy;

•	understand the major risks affecting the Group;

•	provide clear direction to management;

•	contribute to Board cohesion;

•	commit the time required to fulfil the role and perform their responsibilities effectively;

•	listen to and respect the ideas of fellow Directors and members of management.

Board effectiveness

The effectiveness of the Board as a whole and of its committees is assessed against the accountabilities set down in the Board Governance Document and each committee’s terms of reference. Matters considered in evaluations include:

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

Evaluations conducted in FY2013

During the year under review, the Board conducted a Board performance assessment, an assessment of each Director and reviewed the work and performance of the committees in accordance with the processes outlined above, all of which were internally facilitated.

Board assessment

The internal review, conducted over three meetings, covered effectiveness of Board meetings, the nature and format of Board materials, as well as training and development. A range of improvements to the Board’s work and effectiveness were agreed, including:

•	introducing formal strategy days to the Board program to support the discussions of strategy that currently take place between management and the Board at each meeting;

•	implementing an updated plan for Board engagement on strategy, execution and monitoring;

•	effective methods for engaging on the increasing number of Board matters considered out of session;

•	increased use of the committee report-out process, which is used for committee chairmen to summarise the key discussions;

•	new items for the training and development of Directors;

•	updating the format of materials provided to the Board.

The review of the Board as a whole also indicated that the Board is continuing to function effectively and in accordance with the Board Governance Document.

Director assessment

As reported last year, an externally facilitated assessment of each Director was completed in FY2012. Therefore, the FY2013 review was internally facilitated and the overall findings were presented to the Board and discussed. Each Director was provided with feedback on their individual and collective contribution to the Board and its committees. This review supported the Board’s decision to endorse all retiring Directors standing for re-election.

Committee assessment

The assessment conducted this year focused on matters assessed against terms of reference, time spent by the committees in considering matters, quality of information received, time management and composition, the work of each committee, quality of Board and committee interface, and compliance with corporate governance requirements. These reviews utilised an electronic survey tool provided by Lintstock and were focused to draw out views on work, overall effectiveness, decision-making and other processes. Outcomes and recommendations from each committee will be considered and approved by the Board prior to implementation.

In addition, as part of the process for reviewing the Board Governance Document, the opportunity was taken to review each committee’s terms of reference to ensure the Group’s existing practices remain appropriate. A summary of the changes made to the terms of reference of each committee is set out under the relevant committee report in section 5.13.

Enhancements following previous evaluations

Board and committee evaluations conducted in recent years have led to a number of enhancements to Board meeting processes:

Chairman’s matters: For some time, the Board has held a closed session at the end of Board meetings. An additional closed session has been incorporated so that all Board meetings start with a closed session of all Directors (there are no members of the GMC present other than the Executive Director and the President Governance and Group Company Secretary). This allows the Chairman to outline matters to be considered by the Board and set the context for the meeting. It is also an opportunity for Directors to raise the items of business they believe warrant particular attention or any other relevant issues.

Assurance items: The Board agenda provides more time for reports from the committee chairmen to the Board. This ensures that the Board is properly and formally informed of the work of its committees and relevant committee papers are also provided to the Board. Where appropriate, presentations made to committees are also presented to the Board during its meeting.

Training and development: Sessions are scheduled during the Board meeting program.

Closed session: Directors continue to have the opportunity to raise matters during the closed session at the end of each Board meeting, which is attended only by the Non-executive Directors.

5.11    Board meetings and attendance

The Board meets as often as necessary to fulfil its role. Directors are required to allocate sufficient time to the Group to perform their responsibilities effectively, including adequate time to prepare for Board meetings. During the reporting year, the Board met 11 times, with five of those meetings being held in Australia, three in the United Kingdom and three in the United States. Regularly scheduled Board meetings run over three days (including committee meetings and Director training and development sessions).

Members of the GMC and other members of senior management attended meetings of the Board by invitation. Senior managers delivered presentations on the status and performance of our Businesses and matters reserved for the Board, including the approval of budgets, annual financial statements and strategy.

Attendance at Board and Board committee meetings during the year ended 30 June 2013 is set out in the table below.

Attendance at Board and Board committee meetings during the year ended 30 June 2013

	Board		Risk and Audit		Nomination and Governance		Remuneration		Sustainability		Finance
	A	B	A	B	A	B	A	B	A	B	A	B
Malcolm Broomhead	11	11	–	–	–	–	–	–	7	7	11	11
John Buchanan	11	10	–	–	6	5	9	9	–	–	–	–
Carlos Cordeiro	11	11	–	–	–	–	9	7	–	–	–	–
David Crawford	11	11	–	–	–	–	–	–	–	–	11	11
Pat Davies	11	10	–	–	–	–	9	9	–	–	–	–
Carolyn Hewson	11	11	12	12	–	–	–	–	–	–	–	–
Marius Kloppers	7	6	–	–	–	–	–	–	–	–	–	–
Andrew Mackenzie	1	1	–	–	–	–	–	–	–	–	–	–
Lindsay Maxsted	11	11	12	12	–	–	–	–	–	–	11	11
Wayne Murdy	11	11	12	12	–	–	–	–	–	–	11	11
Jac Nasser	11	11	–	–	6	6	–	–	–	–	–	–
Keith Rumble	11	10	–	–	–	–	–	–	7	7	–	–
John Schubert	11	11	–	–	6	6	9	9	7	7	–	–
Shriti Vadera	11	11	12	11	–	–	–	–	–	–	–	–

Column A – indicates the number of scheduled and ad-hoc meetings held during the period the Director was a member of the Board and/or committee.

Column B – indicates the number of scheduled and ad-hoc meetings attended during the period the Director was a member of the Board and/or committee.

5.12    Director re-election

The Board has adopted a policy consistent with the UK Corporate Governance Code, under which all Directors must seek re-election by shareholders annually, if they wish to remain on the Board. This policy took effect at the 2011 Annual General Meetings. It replaced the previous system, as set out in the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc, under which Directors are required to submit themselves to shareholders for re-election at least every three years. The adoption of annual re-election reflects the Board’s long-standing commitment that where governance principles vary across jurisdictions, the Board will adopt what it considers to be the higher of the prevailing standards. The Board believes that annual re-election promotes and supports accountability to shareholders, and the combined voting outcome of the BHP Billiton Plc and BHP Billiton Limited 2012 AGMs meant that each Director received more than 97 per cent in support of their re-election.

Board support for reappointment is not automatic. Directors who are seeking re-election are subject to a performance appraisal overseen by the Nomination and Governance Committee of the Board. Annual re-election effectively means all Directors are subject to a performance appraisal annually. The Board, on the recommendation of the Nomination and Governance Committee, makes a determination as to whether it will endorse a retiring Director for re-election. The Board will not endorse a Director for re-election if his or her performance is not considered satisfactory. The Board will advise shareholders in the Notice of Meeting whether or not re-election is supported.

BHP Billiton does not apply or implement a ‘no vacancy’ rule in relation to Board appointments. Accordingly, Director candidates can be elected to the Board by ordinary resolution and are not required to out-poll an incumbent Director in order to be elected.

5.13    Board committees

The Board has established committees to assist it in exercising its authority, including monitoring the performance of the Group to gain assurance that progress is being made towards the corporate purpose within the limits imposed by the Board.

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

Reports from each of the committees follow.

5.13.1    Risk and Audit Committee Report

Role and focus

The role of the Risk and Audit Committee (RAC) is to assist the Board in monitoring the decisions and actions of the CEO and the Group and to gain assurance that progress is being made towards the corporate purpose within the limits imposed by the Board, as set out in the Board Governance Document. The RAC discharges its responsibilities by overseeing:

•	the integrity of the Group’s financial statements;

•	the appointment, remuneration, qualifications, independence and performance of the External Auditor and the integrity of the audit process as a whole;

•	the plans, performance, objectivity and leadership of the internal audit function and the integrity of the internal audit process as a whole;

•	the effectiveness of the systems of internal controls and risk management;

•	the Group’s systems for compliance with applicable legal and regulatory requirements within the RAC’s area of responsibility;

•	the CEO’s compliance with the relevant CEO limits .

The role of the RAC in the context of the Board’s broader governance framework is summarised in the diagram below. Further information about our approach to risk can be found in sections 1.7 and 5.14.

BHP Billiton governance structure – Risk and Audit Committee

The RAC met 12 times during the year. Information on meeting attendance by Committee members is included in the table in section 5.11 and information on their qualifications is included in section 4.1.

In addition to the regular business of the year, the Committee discussed the proposals for change in the regulatory environment across the jurisdictions in which our securities are listed. These included revisions to the UK Corporate Governance Code, Financial Reporting Council concerns about the reporting of risk and the proposals in respect of audit from the European Commission and the UK Competition Commission. A statement in relation to tendering for external audit is set out below.

The RAC continues to monitor the debate around reform proposals in relation to the audit regime and the role of risk and audit committees from Europe, and will continue to review and assess the Group’s response to the updated recommendations as they progress.

Business Group Risk and Audit committees

To assist management in providing the information necessary to allow the RAC to discharge its responsibilities, Business Group Risk and Audit committees have been established, incorporating each Business, and for key functional areas such as Marketing and Treasury. These committees, known as Business Group RACs, operate as committees of management, but are chaired by members of the RAC. The responsible member of the GMC participates in those meetings. Business Group RACs perform an important monitoring function in the overall governance of the Group.

Significant financial and risk matters raised at Business Group RAC meetings are reported to the RAC by the Head of Group Reporting and Taxation and the Head of Group Risk Assessment and Assurance.

Risk and Audit Committee members during the year

Name	Status
Lindsay Maxsted (Chairman) (a)	Member for whole period
Carolyn Hewson	Member for whole period
Wayne Murdy	Member for whole period
Shriti Vadera	Member for whole period

(a)	Mr Maxsted is the Committee’s financial expert nominated by the Board.

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

The CEO and CFO have certified that the 2013 financial statements present a true and fair view, in all material respects, of our financial condition and operating results and are in accordance with applicable regulatory requirements.

External Auditor

The RAC manages the relationship with the External Auditor on behalf of the Board. It considers the reappointment of the External Auditor each year, as well as remuneration and other terms of engagement, and makes a recommendation to the Board. There are no contractual obligations that restrict the RAC’s capacity to recommend a particular firm for appointment as auditor.

The last audit tender was in 2002 at which time the Group had three external auditors following the completion of the DLC merger. The tender resulted in KPMG and PricewaterhouseCoopers being appointed as joint auditors for FY2003 and a reduction in audit providers. A competitive audit review was undertaken in 2003, which resulted in KPMG being appointed as the External Auditor by the Board on the recommendation of the RAC.

Following the outcome of the Financial Reporting Council’s consultation on the UK Corporate Governance Code and Guidance on Audit Committees, the Committee considered the new Code provision for tendering the external audit, including the transitional provisions of the Code. The Committee is watching developments with keen interest given the necessity for the Group’s auditor to have international capability and reach, and intends to keep this matter under review.

The lead audit engagement partners in both Australia and the UK have been rotated every five years. The current Australian audit engagement partner was appointed for the FY2010 year-end, and therefore FY2014 will be his last year of involvement before transition to a new engagement partner. The UK audit engagement partner was appointed for the FY2013 year-end, and therefore FY2017 will be his last year.

The Committee has evaluated the External Auditor’s performance and independence, as set out below.

Auditor evaluation

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

Non-audit services

Although the External Auditor does provide some non-audit services, the objectivity and independence of the External Auditor is safeguarded through restrictions on the provision of these services. For example, certain types of non-audit service may only be undertaken by the External Auditor with the prior approval of the RAC (as described below), while other services may not be undertaken at all, including services where the External Auditor:

•	may be required to audit its own work;

•	participates in activities that would normally be undertaken by management;

•	is remunerated through a ‘success fee’ structure;

•	acts in an advocacy role for the Group.

The RAC has adopted a policy entitled ‘Provision of Audit and Other Services by the External Auditor’ covering the RAC’s pre-approval policies and procedures to maintain the independence of the External Auditor.

Our policy on Provision of Audit and Other Services by the External Auditor can be found on our website at

www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

In addition to audit services, the External Auditor will be permitted to provide other (non-audit) services that are not, and are not perceived to be, in conflict with the role of the External Auditor. In accordance with the requirements of the US Securities Exchange Act and guidance contained in Public Company Accounting Oversight Board (PCAOB) Release 2004-001, certain specific activities are listed in our detailed policy which have been ‘pre-approved’ by the RAC.

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

While not specifically prohibited by our policy, any proposed non-audit engagement of the External Auditor relating to internal control (such as a review of internal controls or assistance with implementing the regulatory requirements, including the US Securities Exchange Act) must obtain specific prior approval from the RAC. With the exception of the external audit of the Group financial report, any engagement identified that contains an internal control-related element is not considered to be pre-approved. In addition, while the categories shown above include a list of certain pre-approved services, the use of the External Auditor to perform such services shall always be subject to our overriding governance practices as articulated in the policy.

An exception can be made to the above policy where such an exception is in our interests and appropriate arrangements are put in place to ensure the integrity and independence of the External Auditor. Any such exception requires the specific prior approval of the RAC and must be reported to the Board. No exceptions were approved during the year ended 30 June 2013.

In addition, the RAC approved no services during the year ended 30 June 2013 pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of the SEC Regulation S-X.

Fees paid to the Group’s External Auditor during the year for audit and other services were US$29.6 million, of which 61 per cent comprised audit fees, 33 per cent related to legislative requirements (including Sarbanes-Oxley) and six per cent was for other services. Details of the fees paid are set out in note 35 ‘Auditor’s remuneration’ to the financial statements.

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

The RAC also approves the appointment and dismissal of the Head of Group Risk Assessment and Assurance and assesses his or her performance, independence and objectivity. The role of the Head of Group Risk Assessment and Assurance includes achievement of the internal audit objectives, risk management policies and insurance strategy. The position was held throughout the year by Stefano Giorgini. Mr Giorgini reported to senior management and had all necessary access to management and the RAC. Following a decision to appoint Mr Giorgini to a line management role in the Group, the Committee appointed Alistair Mytton as Head of Group Risk Assessment and Assurance, effective from FY2014. Mr Mytton was formerly Vice President, Finance in BHP Billiton.

Effectiveness of systems of internal control and risk management

In delegating authority to the CEO, the Board has established CEO limits set out in the Board Governance Document. Limits on the CEO’s authority require the CEO to ensure that there is a system of control in place for identifying and managing risk in the Group. The Directors, through the RAC, review the systems that have been established for this purpose and regularly review their effectiveness. These reviews include assessing whether processes continue to meet evolving external governance requirements.

The RAC is responsible for the oversight of risk management and reviews the internal controls and risk management systems. In undertaking this role, the RAC reviews the following:

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

For further discussion on our approach to risk management, refer to sections 1.7 and 5.14.

During the year, the Board conducted reviews of the effectiveness of the Group’s systems of risk management and internal controls for the financial year and up to the date of this Annual Report in accordance with the UK Corporate Governance Code (including the Turnbull Guidance) and the Principles and Recommendations published by the Australian Securities Exchange (ASX) Corporate Governance Council. These reviews covered financial, operational and compliance controls and risk assessment. During the year, management presented an assessment of the material business risks facing the Group and the level of effectiveness of risk management over the material business risks. The reviews were overseen by the RAC, with findings and recommendations reported to the Board. In addition to considering key risks facing the Group, the Board received an assessment of the effectiveness of internal controls over key risks identified through the work of the Board committees. The Board is satisfied that the effectiveness of the internal controls has been properly reviewed.

Management’s assessment of our internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934). Under the supervision and with the participation of our management, including our CEO and CFO, we have evaluated the effectiveness of the Group’s internal control over financial reporting based on the framework and criteria established in Internal Controls – Integrated Framework, issued by the Sponsoring Organization of the Treadway Commission (COSO). Based on this evaluation, management has concluded that internal control over financial reporting was effective as at 30 June 2013. There were no material weaknesses in the Group’s internal controls over financial reporting identified by management.

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

BHP Billiton has engaged our independent registered public accounting firms, KPMG and KPMG Audit Plc to issue an audit report on our internal control over financial reporting for inclusion in the financial statements section of our Annual Report on Form 20-F as filed with the SEC.

There have been no changes in our internal control over financial reporting during FY2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Management’s assessment of our disclosure controls and procedures

Our management, with the participation of our CEO and CFO, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of 30 June 2013. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed by BHP Billiton, including in the reports that it files or submits under the US Securities Exchange Act of 1934, is recorded, processed, summarised and reported on a timely basis and that such information is accumulated and communicated to BHP Billiton’s management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Based on the foregoing, our management, including the CEO and CFO, has concluded that our disclosure controls and procedures are effective in providing that reasonable assurance.

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

Committee review

The assessment of the RAC conducted this year focused on matters assessed against its terms of reference, time spent by the Committee in considering matters, quality of information received, time management and composition, the work of the Committee, quality of interface between Board and the Committee, and compliance with corporate governance requirements. The review utilised electronic surveys and was focused to draw out views on work, processes and overall effectiveness. Outcomes and recommendations from the review will be considered and approved by the Board prior to implementation.

Terms of reference review

The opportunity was also taken to review the terms of reference for the RAC, to ensure the Group’s existing practices remain appropriate. While the terms of reference remained fit for purpose, it was considered prudent to update them to take account of our existing practices that have developed since the last substantive review of the terms of reference, including in relation to Committee report-outs to the Board; more closely reflect the UK Corporate Governance Code and the ASX recommendations, while still taking into account the relevant US rules; and streamline and re-order some of the material to improve the structure and readability of the document.

The updated terms of reference for the RAC are available online at

www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

5.13.2    Remuneration Committee Report

Role and focus

The role of the Remuneration Committee is to assist the Board in overseeing:

•	the remuneration policy and its specific application to the CEO and the CEO’s direct reports, and its general application to all employees;

•	the adoption of annual and longer-term incentive plans;

•	the determination of levels of reward for the CEO and approval of reward to the CEO’s direct reports;

•	the annual evaluation of the performance of the CEO, by giving guidance to the Group Chairman;

•	the preparation of the Remuneration Report for inclusion in the Annual Report;

•	compliance with applicable legal and regulatory requirements associated with remuneration matters;

•	the review, at least annually, of remuneration by gender.

The role of the Remuneration Committee in the context of BHP Billiton’s broader governance framework is summarised in the diagram below.

BHP Billiton governance structure – Remuneration Committee

The Remuneration Committee met nine times during the year. Information on meeting attendance by Committee members is included in the table in section 5.11.

Full details of the Committee’s work on behalf of the Board, including the review of our remuneration structures conducted by the Committee during FY2013, are set out in the Remuneration Report in section 6.

Remuneration Committee members during the year

Name	Status
John Buchanan (Chairman)	Member for whole period
Carlos Cordeiro	Member for whole period
Pat Davies	Member for whole period
John Schubert	Member for whole period

Committee review

The assessment of the Remuneration Committee conducted this year focused on matters assessed against its terms of reference, time spent by the Committee in considering matters, quality of information received, time management and composition, the work of the Committee, quality of interface between Board and the Committee, and compliance with corporate governance requirements. The review utilised electronic surveys and was focused to draw out views on work, processes and overall effectiveness. Outcomes and recommendations from the review will be considered and approved by the Board prior to implementation.

Terms of reference review

The opportunity was also taken to review the terms of reference for the Remuneration Committee, to ensure the Group’s existing practices remain appropriate. While the terms of reference for the Committee remained fit for purpose, it was considered prudent to update them to take account of changes to the external corporate governance environment; for example, by including the new New York Stock Exchange (NYSE) / Dodd Frank requirement to consider certain independence factors in relation to remuneration advisers; take account of changes to our own governance practices, including in relation to Committee report-outs to the Board; and streamline and re-order some of the material to improve the structure and readability of the document.

The updated terms of reference for the Remuneration Committee are available online at

www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

5.13.3    Nomination and Governance Committee Report

Role and focus

The role of the Nomination and Governance Committee is to assist in ensuring that the Board comprises individuals who are best able to discharge the responsibilities of a Director, having regard to the highest standards of governance, the strategic direction of the Group and the diversity aspirations of the Board. It does so by focusing on:

•	the succession planning process for the Board and its committees including the identification of the skills, experience, independence and knowledge required on the Board, as well as the attributes required of potential Directors;

•	the identification of suitable candidates for appointment to the Board, taking into account the skills, experience and diversity required on the Board, and the attributes required of Directors;

•	the succession planning process for the Chairman;

•	the succession planning process for the Chief Executive Officer and periodic evaluation of the process;

•	Board and Director performance evaluation, including evaluation of Directors seeking re-election prior to their endorsement by the Board (see section 5.12);

•	the provision of appropriate training and development opportunities for Directors;

•	the independence of Non-executive Directors;

•	the time required from Non-executive Directors;

•	the authorisation of situations of actual and potential conflict notified by Directors in accordance with the Articles of Association of BHP Billiton Plc (see section 5.9);

•	the Group’s corporate governance practices;

•	the preparation of a report by the Committee to be included in the Annual Report.

The Board outlined its aspirational goal of increasing the number of women on the Board to at least three. While we have not appointed any new Non-executive Directors during the year, we remain committed to achieving this target. The Nomination and Governance Committee continues to take diversity into account in its deliberations and works continuously to identify future candidates for the Board.

Information regarding the Board’s policy on diversity and the Committee’s role in this regard is set out in sections 5.7 and 5.17.

The Nomination and Governance Committee also has oversight of training and development activity for all Directors. The Board believes this enhances the Committee’s ongoing consideration and review in relation to the appropriate skills mix for the Board.

The role of the Nomination and Governance Committee in the context of BHP Billiton’s broader governance framework is summarised in the diagram below.

BHP Billiton governance structure – Nomination and Governance Committee

The Nomination and Governance Committee met six times during the year. Information on meeting attendance by Committee members is included in the table in section 5.11.

There were changes to the composition of the Board during the year with the appointment of Mr Mackenzie as CEO with effect from 10 May 2013 and the retirement of Mr Kloppers from the Board. Further details relating to the succession process are set out in section 5.3. The Nomination and Governance Committee retained the services of external recruitment specialists, Heidrick & Struggles, to continue to assist in the identification of potential candidates for the Board and remains committed to the target set for Board diversity as set out in more detail in section 5.7.

The Nomination and Governance Committee also oversaw the Director Training and Development Program for FY2013.

Nomination and Governance Committee members during the year

Name	Status
Jac Nasser (Chairman)	Member for whole period
John Buchanan	Member for whole period
John Schubert	Member for whole period

Committee review

The assessment of the Nomination and Governance Committee conducted this year focused on matters assessed against its terms of reference, time spent by the Committee in considering matters, quality of information received, time management and composition, the work of the Committee, quality of interface between Board and the Committee, and compliance with corporate governance requirements. The review utilised electronic surveys and was focused to draw out views on work, processes and overall effectiveness. Outcomes and recommendations from the review will be considered and approved by the Board prior to implementation.

Terms of reference review

The opportunity was also taken to review the terms of reference for the Nomination and Governance Committee, to ensure the Group’s existing practices remain appropriate. Key changes that were made as part of the update were to add a new section extending the role of the Committee to cover the Group’s Corporate Governance practices and changing its name to the Nomination and Governance Committee; take account of changes to our own governance practices, including in relation to Committee report-outs to the Board; and streamline and re-order some of the material to improve the structure and readability of the document.

The changes relating to the Group’s Corporate Governance practices include formal recognition of the Nomination and Governance Committee’s role in reviewing and recommending the Corporate Governance Statement for the Board’s approval; advising the Board on applicable governance requirements; recommending the appropriate explanation for departures from ‘comply or explain’ standards; advising the Board periodically with respect to significant developments in the law and practice of corporate governance; and making recommendations to the Board on all matters of corporate governance, including any proposed changes to existing structures or practices. These amendments mean that the terms of reference for the Nomination and Governance Committee now meet the requirements of Section 303A of the Listed Company Manual followed by US companies, in that it includes the purpose for developing and recommending to the Board a set of Corporate Governance principles applicable to the Company. This reflects the Board’s commitment to continuous review.

The updated terms of reference for the Nomination and Governance Committee are available online at

www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

5.13.4    Sustainability Committee Report

Role and focus

The role of the Sustainability Committee is to assist the Board to take reasonable steps in overseeing the:

•	adequacy of the Group’s HSEC framework, which consists of:

•	the CEO limits, which delegate authority to the CEO, including for HSEC matters;

•	the Committee itself and its terms of reference;

•	a robust independent assurance and audit process, established by the RAC;

•	independent legal and specialist advice on HSEC matters;

•	the Group’s HSEC Management System;

•	adequacy of the Group’s HSEC Management System, which is designed and implemented by management. It incorporates the systems and processes, resources, structures and performance standards for the day-to-day identification, management and reporting of HSEC risks and obligations, which are articulated in Group Level Documents;

•	Group’s compliance with applicable legal and regulatory requirements associated with HSEC matters;

•	Annual Sustainability Report;

•	performance, resourcing and leadership of the HSEC function;

•	Group’s performance in relation to HSEC matters, including the HSEC component of the GMC scorecard.

Our approach to sustainability is reflected in Our Charter, which defines our values, purpose and how we measure success, and in our sustainability performance targets, which define our public commitments to safety, health and environmental and social responsibility. Further information is set out in the Group’s Sustainability Report. The Committee provides oversight of the preparation and presentation of the Sustainability Report by management, including oversight of internal control systems relevant to the preparation of the Sustainability Report.

The role of the Sustainability Committee in the context of BHP Billiton’s broader governance framework is summarised in the diagram below.

BHP Billiton governance structure – Sustainability Committee

Sustainable development governance

Our approach to HSEC and sustainable development governance is characterised by:

•	the Sustainability Committee overseeing material HSEC matters and risks across the Group;

•	management having primary responsibility for the design and implementation of an effective HSEC management system;

•	management having accountability for HSEC performance;

•	the HSEC function providing advice and guidance directly, as well as through a series of networks across the Group;

•	seeking input and insight from external experts such as our Forum for Corporate Responsibility;

•	clear links between remuneration and HSEC performance.

The Sustainability Committee met seven times during the year. Information on meeting attendance by Committee members is included in the table in section 5.11.

During the year, the Sustainability Committee continued to assist the Board in its oversight of HSEC issues and performance. This included consideration of strategic environmental and community issues, HSEC audits and trends, and the findings and action items from accidents and other incidents.

The key areas on which the Committee, management and the HSEC function focus are outlined in the diagram below.

In addition to our focus on the health, safety and wellbeing of our people, the Committee spent considerable time considering environment and climate change scenarios and the actions being taken to manage the implications of climate change regulation, in light of the Group’s public target for emissions through to FY2017 as set out in section 2.8.8 of this Annual Report.

We also continued to monitor our progress in relation to our community contribution and met our target for investments in community programs, with such investments consisting of cash, in-kind support and administration. This was the equivalent of one per cent of our pre-tax profits, calculated on the average of the previous three years’ pre-tax profit. In total, we invested US$245.8 million in community programs, including US$106 million contributed to the BHP Billiton Foundation.

The Committee reviewed and recommended to the Board the approval of the annual Sustainability Report for publication. The Sustainability Report identifies our targets for HSEC matters and our performance against those targets, with an emphasis on fact-based measurement and quality data in setting targets. The Committee reviewed and recommended to the Board the public targets for FY2013 – FY2017.

In order to link HSEC matters to remuneration, 15 per cent of the short-term incentive opportunity for GMC members was based on HSEC performance during the year. For FY2014 performance, the weighting of this metric will move to 20 per cent. The Sustainability Committee assists the Remuneration Committee in determining appropriate HSEC metrics to be included in GMC scorecards, and also assists in relation to assessment of performance against those measures. The Board believes this method of assessment is transparent, rigorous and balanced, and provides an appropriate, objective and comprehensive assessment of performance. Further information on the metrics and their assessment is set out in the Remuneration Report.

In addition, during the year, the Committee considered Directors’ duties under the Australian Model Work Health and Safety legislative reforms. The current approach taken by the Board, the Committee and GMC allows Directors and Officers of the Group to meet the due diligence requirements.

A copy of the Sustainability Report and further information can be found on our website at www.bhpbilliton.com/home/aboutus/sustainability/Pages/default.aspx.

Sustainability Committee members during the year

Name	Status
John Schubert (Chairman)	Member for whole period
Malcolm Broomhead	Member for whole period
Keith Rumble	Member for whole period

Committee review

The assessment of the Sustainability Committee conducted this year focused on matters assessed against its terms of reference, time spent by the Committee in considering matters, quality of information received, time management and composition, the work of the Committee, quality of interface between Board and the Committee, and compliance with corporate governance requirements. The review utilised electronic surveys and was focused to draw out views on work, processes and overall effectiveness. Outcomes and recommendations from the review will be considered and approved by the Board prior to implementation.

Terms of reference review

The opportunity was also taken to review the terms of reference for the Sustainability Committee, to ensure the Group’s existing practices remain appropriate. Key changes that were made as part of the update were to more clearly reflect the specific responsibilities of the Committee (and management) having regard to the due diligence obligations specified in the Australian Model Work Health and Safety legislative reforms; and to ensure that the nature and form of material and advice to be presented for consideration by the Committee is clear and referable to the terms of reference and obligations of the Directors.

The updated terms of reference for the Sustainability Committee are available online at

www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

5.13.5    Finance Committee Report

Role and focus

The role of the Finance Committee is to assist the Board in its consideration for approval and ongoing oversight of matters pertaining to:

•	capital structure and funding;

•	capital management planning and initiatives, including capital allocation;

•	due diligence on acquisitions and investments, including proposals that may have a material impact on the Group’s capital position;

•	matters the Board may refer to the Committee from time to time in connection with the Group’s capital position.

Upon its establishment in April 2012, the Board made a commitment to evaluate the role and function of the Finance Committee 12 months after its formation. In the past year, the Committee has focused on capital structure, funding, capital management planning and due diligence on divestments, including the Yeelirrie uranium deposit, EKATI Diamond Mine, the interest in the West Browse Joint Venture, the Pinto Valley copper mine and the extension of the long-term joint venture relationship at the Jimblebar iron ore mine. Given our continued focus on capital management, the Board believes that the Committee adds value to the governance of the Group and should continue to operate under its terms of reference. Recognising that the focus of the Committee’s activities encompasses matters of strategy reserved for the Board, the Committee does not, as a matter of course, have a decision-making role. Instead, its focus is to advise the Board and make recommendations. The Board may, where it considers it appropriate, delegate decision-making power to the Committee in relation to specific matters.

The Board recognised that in establishing a new Board committee, it is important to avoid introducing complexity or overlap in the current governance framework. The matters specified for the consideration of the Finance Committee are not within the current scope or mandate of any of the other Board committees (because they were previously dealt with by ad-hoc committees). However, to avoid any perceived overlap of responsibilities, the terms of reference of each of the Finance Committee and the Risk and Audit Committee allow the respective committee chairmen to agree the most appropriate committee to fulfil the obligation in question. The role of the Finance Committee in the context of BHP Billiton’s broader governance framework is summarised in the diagram below.

BHP Billiton governance structure – Finance Committee

The Committee met 11 times during the year. Information on meeting attendance by Committee members is included in the table in section 5.11.

During the year, the Finance Committee continued to assist the work of the Board by considering matters relating to capital structure and funding, capital management planning and initiatives, capital expenditure prioritisation, divestments and other matters referred to the Committee. The Committee’s considerations resulted in recommendations to the Board on the matters considered.

Finance Committee members during the year

Name	Status
David Crawford (Chairman)	Member for whole period
Malcolm Broomhead	Member for whole period
Lindsay Maxsted	Member for whole period
Wayne Murdy	Member for whole period

Committee review

The assessment of the Finance Committee conducted this year focused on matters assessed against its terms of reference, time spent by the Committee in considering matters, quality of information received, time management and composition, the work of the Committee, quality of interface between Board and the Committee, and compliance with corporate governance requirements. The review utilised electronic surveys and was focused to draw out views on work, processes and overall effectiveness. Outcomes and recommendations from the review will be considered and approved by the Board prior to implementation.

Terms of reference review

The opportunity was also taken to review the terms of reference for the Finance Committee, to ensure the Group’s existing practices remain appropriate. While the terms of reference for the Committee were adopted in 2012, and remained fit for purpose, it was considered prudent to conduct a detailed review. A clause relating to capital allocation was specifically added reflecting the work of the Finance Committee. Other changes were made to harmonise clauses in the meetings’ procedures section with the RAC’s terms of reference.

The updated terms of reference for the Finance Committee are available online at

www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

5.14    Risk management governance structure

We believe that the identification and management of risk is central to achieving the corporate purpose of creating long-term shareholder value. Our approach to risk is set out in section 1.7.

The principal aim of the Group’s risk management governance structure and internal control systems is to identify, evaluate and manage business risks, with a view to enhancing the value of shareholders’ investments and safeguarding assets.

Each year, the Board reviews and considers the risk profile for the whole Group. This risk profile covers both operational and strategic risks. The risk profile is assessed to ensure it supports the achievement of the Group’s strategy while maintaining a solid ‘A’ credit rating.

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

The RAC has established review processes for the nature and extent of material risks taken in achieving our corporate purpose. These processes include the application of materiality and tolerance criteria to determine and assess material risks. Materiality criteria include maximum foreseeable loss and residual risk thresholds and are set at Group, Business and Asset organisational levels. Tolerance criteria additionally assess the control effectiveness of material risks.

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

Management committees

Management committees also perform roles in relation to risk and control. Strategic risks and opportunities arising from changes in our business environment are regularly reviewed by the GMC and discussed by the Board. The Financial Risk Management Committee (FRMC) reviews the effectiveness of internal controls relating to commodity price risk, counterparty credit risk, currency risk, financing risk, interest rate risk and insurance. Minutes of the GMC and the FRMC meetings are provided to the Board. The Investment Committee provides oversight for investment processes across the Company and coordinates the investment toll-gating process for major investments. Reports are made to the Board on findings by the Investment Committee in relation to major capital projects. The Disclosure Committee oversees the Group’s compliance with securities dealing and continuous and periodic disclosure requirements, including reviewing information that may require disclosure through stock exchanges and overseeing processes to ensure information disclosed is timely, accurate and complete.

5.15    Management

Below the level of the Board, key management decisions are made by the CEO, the GMC, other management committees and individual members of management to whom authority has been delegated.

Following the appointment of Andrew Mackenzie as CEO, a new senior management team was announced, effective from 10 May 2013. Following the changes, Mike Henry, Graham Kerr and Karen Wood remain as GMC members ensuring a strong balance of existing and new membership of the team, and both Mr Henry and Mr Kerr have assumed enhanced responsibilities. The new GMC also has a strong emphasis on functional excellence with the addition of two roles. Geoff Healy, formerly a partner of Herbert Smith Freehills, joined the GMC as Chief Legal Counsel and Jane McAloon joined as President, Governance and Group Company Secretary.

On 27 August Mike Fraser was appointed to the GMC as President, Human Resources: part of the role previously held by Karen Wood, who remains a member of the GMC as President, Public Affairs. Having completed the transition activities associated with the appointment of Andrew Mackenzie as CEO she continues to assist Andrew on a range of specific corporate and Board issues including, development and succession and executive remuneration.

The GMC now comprises:

Chief Executive Officer: Andrew Mackenzie

President, Copper: Peter Beaven

President, Petroleum and Potash: Tim Cutt

President, Coal: Dean Dalla Valle

President, Human Resources: Mike Fraser

Chief Legal Counsel: Geoff Healy

President, HSEC, Marketing and Technology: Mike Henry

Chief Financial Officer: Graham Kerr

President, Aluminium, Manganese and Nickel: Daniel Malchuk

President, Governance and Group Company Secretary: Jane McAloon

President, Iron Ore: Jimmy Wilson

President, Public Affairs: Karen Wood

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

A performance evaluation as outlined above is conducted for all members of the GMC annually. For the CEO, the performance evaluation is led by the Chairman of the Board on behalf of all the Non-executive Directors, drawing on guidance from the Remuneration Committee.

5.16    Business conduct

Code of Business Conduct

We have published the Code of Business Conduct, which reflects Our Charter values of Integrity and Respect. It provides clear direction and advice on conducting business internationally, interacting with communities, governments and business partners and general workplace behaviour. The Code of Business Conduct applies to Directors and to all employees, regardless of their position or location. Consultants and contractors are also expected to act in accordance with the Code of Business Conduct.

The Code of Business Conduct can be found on our website at

www.bhpbilliton.com/home/aboutus/ourcompany/Pages/codeofbusconduct.aspx.

Anti-corruption investigation

Following requests for information in August 2009 from the US Securities and Exchange Commission (SEC), the Group commenced an internal investigation and disclosed to relevant authorities including the US Department of Justice (DOJ), evidence that it has uncovered regarding possible violations of applicable anti-corruption laws involving interactions with government officials.

As has been publicly reported, the Australian Federal Police has indicated that it has commenced an investigation. The Group is fully cooperating with the relevant authorities as it has since the US investigations commenced.

As part of the US process, the SEC and DOJ notified the Group in August 2013 of the issues they consider could form the basis of enforcement actions, and discussions are continuing.

The issues relate primarily to matters in connection with previously terminated exploration and development efforts, as well as hospitality provided as part of the Company’s sponsorship of the 2008 Beijing Olympics.

In light of the continuing nature of the investigations, it is not appropriate at this stage for BHP Billiton to predict outcomes.

BHP Billiton is fully committed to operating with integrity, and the Group’s policies specifically prohibit engaging in unethical conduct. BHP Billiton has what it considers to be a world-class anti-corruption compliance program.

Insider trading

We have a Securities Dealing Group Level Document (GLD) that covers dealings by Directors and identified employees, is consistent with the UK Model Code contained in the UK Financial Conduct Authority Listing Rules and complies with the ASX Listing Rule requirements for a trading policy. The Securities Dealing GLD restricts dealings by Directors and identified employees in shares and other securities during designated prohibited periods and at any time that they are in possession of unpublished price-sensitive information. As part of a regular, planned process, the Securities Dealing GLD is reviewed every two years to ensure it remains current, fit for purpose and in line with our broader governance framework.

A copy of the Securities Dealing GLD can be found on our website at

www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

Business Conduct Advisory Service

We have established a Business Conduct Advisory Service so that employees, contractors or members of the community can seek guidance or express concerns on how we work with fellow employees, governments, communities, third parties or how we use our Company resources. Reports can be made anonymously and without fear of retaliation. Arrangements are in place to investigate such matters. Where appropriate, investigations are conducted independently. Levels of activity and support processes for the Business Conduct Advisory Service are monitored, with activity reports presented to the Board. Further information on the Business Conduct Advisory Service can be found in the Code of Business Conduct.

Political donations

We maintain a position of impartiality with respect to party politics and do not make political contributions/donations for political purposes to any political party, politician, elected official or candidate for public office. We do however, contribute to the public debate of policy issues that may affect the Company in the countries in which we operate.

5.17    Diversity and inclusion at BHP Billiton

Our BHP Billiton Charter and Human Resources Group Level Documents (GLDs) guide management on all aspects of human resource management, including diversity and inclusion. Underpinning the GLDs and supporting the achievement of diversity across the Group are principles and measurable objectives that define our approach to diversity and our focus on creating an inclusive work environment. The Board believes that critical mass is important for diversity and, in relation to gender, has set a goal of increasing the number of women on the Board. See section 5.7 for further details. Part of the Board’s role is to consider and approve the Group’s measurable objectives for each financial year, and to oversee the Group’s progress in achieving those objectives. Further information is set out below.

Our approach to diversity and inclusion is underpinned by key principles, including:

•	a diverse workforce and an inclusive environment are necessary to the delivery of our strategy that is predicated on diversification by commodity, geography and market;

•	our aspiration is to have a workforce that best represents the communities in which our assets are located and our employees live;

•	actions that support our diversity objectives should be consistent with our established approach to talent, performance and reward;

•	achieving an appropriate level of diversity will require structured programs at an early career stage that ensure the development of necessary skills and experience for leadership roles;

•	measurable objectives in support of diversity will be transparent, achievable over a period of time and fit for purpose; and

•	the set of measurable objectives will focus on (i) enabling a diverse workforce by way of removing barriers and (ii) establishing appropriate representation targets.

Progress against measurable objectives

In FY2013, we committed to three key measurable objectives to enhance our gender diversity profile. A summary of those objectives and a report of our progress are set out below.

•	Embed diversity and inclusion in the behaviours that demonstrate Our Charter values through Our Charter Values in Action. Employees will be assessed on how they demonstrate Our Charter Values in Action as part of the annual performance review process. Achievements during this reporting period include:

•	Our Charter Values in Action are the behaviours we expect all employees at BHP Billiton to demonstrate. They were successfully developed and launched to the organisation and are a critical part of the performance review process.

•	Specific behaviours supporting diversity and creating a collaborative and inclusive work environment are featured in Our Charter Values in Action.

•	Employees are assessed on Our Charter Values in Action and provided with feedback and coaching. Performance on Our Charter Values in Action is factored into performance ratings, which link to bonus remuneration.

•	Implement targeted graduate attraction initiatives, focused on specific disciplines, to increase the proportion of female graduates hired year-on-year. This objective builds on our 2011 commitment, where we reviewed our graduate recruitment process and implemented actions to address low female representation. The following highlights examples of work executed during this reporting period to increase female graduate intake representation:

•	The Australian Graduate Intake Recruitment campaign incorporated a number of new initiatives to attract female graduates. These initiatives had a specific focus on core disciplines. Some examples are targeted digital media advertising; active promotion of graduate opportunities directly with university faculties; and featuring graduate opportunities for women in our marketing materials, industry events and engagement activities.

•	As a result, female representation in the graduate program, as a percentage of intake, increased in the Australasia, North America and Asia regions.

•	Each Business, Group Function and Marketing will continue to be evaluated on progress in executing its measurable objectives that form part of its multi-year diversity plan. These will again be taken into account in determining bonus remuneration. Monitoring and tracking performance against diversity plans will continue to be undertaken as part of the Group’s internal compliance requirements. The performance of each Business, Group Function and Marketing was evaluated against its FY2013 measurable objectives, which was taken into account in determining bonus remuneration. The following highlights are examples of work that were delivered during the reporting period:

•	Specific actions were executed to increase representation of Indigenous employees. These included direct employment and the development of a long-term approach to provide them with the training and qualifications to broaden their overall employment opportunities.

•	Business leaders championed diversity and inclusion activities from their Business plans and facilitated awareness discussions within their teams. As champions, their involvement included sponsorship of a number of awareness events hosted by Business partners and universities.

•	Diversity and Inclusion Councils comprised of senior Business leaders were constituted. The Councils endorsed diversity and inclusion plans and objectives and supported the execution.

•	Learning sessions on unconscious bias and diversity and inclusion were delivered. These were facilitated via specific workshops or through existing development and employee induction programs.

•	The diversity of the successor pipeline for senior roles was reviewed as part of the talent management process.

•	Development plans were created for all high-potential female and ethnically diverse talent. As part of this, leader-led mentoring relationships were successfully established.

•	Targeted sourcing strategies successfully attracted female and ethnically diverse employees.

•	A range of different flexible work arrangements were launched with positive reception from employees.

•	Employees’ perspectives were consulted through surveys, focus group and interviews. Insights continue to help inform areas of work in diversity and inclusion.

Continuous improvement

In FY2014, we will take the following steps to further enhance our gender and diversity profile:

•	each Business, Group Function and Marketing will continue to be evaluated on progress in executing the measurable objectives that form part of its multi-year diversity and inclusion plan;

•	increase female representation by one in each asset and operations’ leadership team by end of FY2015 (where the Business leadership team comprises less than 50 per cent females);

•	execute the diversity and inclusion strategy and actions approved by the GMC;

•	develop recommendations for providing childcare options and flexible work arrangements;

•	increase the proportion of female and Indigenous graduates hired and retained year-on-year; and

•	maintain at least 30 per cent female participation in our Accelerated Leadership Development Program (ALDP).

Successful completion of these objectives will again be taken into account in determining bonus remuneration. Monitoring and tracking performance will continue to be undertaken as part of the Group’s internal compliance requirements.

Progress against each year’s measurable objectives will continue to be disclosed in the Annual Report, along with the proportion of women in our workforce, in senior management positions and on the Board. There are currently two women on the Board, and the proportion of women in our workforce and in senior management positions is set out in section 2.9, which also contains further information on diversity and our employee profile more generally.

5.18    Market disclosure

We are committed to maintaining the highest standards of disclosure ensuring that all investors and potential investors have the same access to high-quality, relevant information in an accessible and timely manner to assist them in making informed decisions. The Disclosure Committee manages our compliance with market disclosure obligations and is responsible for implementing reporting processes and controls and setting guidelines for the release of information. As part of our commitment to continuous improvement and in line with the updated guidance on continuous disclosure that was issued by the ASX and came into effect on 1 May 2013, our disclosure processes were reviewed and updated during the year to ensure continued alignment with best practice as it develops in the jurisdictions in which we are listed.

Disclosure officers have been appointed in the Group’s Businesses, Group Functions and Marketing. These officers are responsible for identifying and providing the Disclosure Committee with material information about the activities of the Business or functional areas using disclosure guidelines developed by the Committee.

To safeguard the effective dissemination of information, we have developed a market disclosure and communications document, which outlines how we identify and distribute information to shareholders and market participants.

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

5.19    Remuneration

Details of our remuneration policies and practices and the remuneration paid to the Directors (Executive and Non-executive) and members of the GMC are set out in the Remuneration Report in section 6 of this Annual Report. Shareholders will be invited to consider and to approve the Remuneration Report at the 2013 AGMs. The Australian Corporations Act and the ASX Listing Rules prohibit Directors and members of the GMC from voting on various resolutions relating to Key Management Personnel (KMP) remuneration – including, for example, the adoption of the Remuneration Report, an increase in the maximum aggregate remuneration payable to the Non-executive Directors and the grant of equity to the Executive Director.

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

Information on our policy governing the use of hedge arrangements over shares in BHP Billiton by both Directors and members of the GMC is set out in section 6.2.4 of this Annual Report.

Details of the shares held by Directors are set out in section 7.19 of this Annual Report.

5.21    Company secretaries

Jane McAloon is the President, Governance and Group Company Secretary. Ms McAloon’s qualifications and experience are set out in section 4.1. The Group Company Secretary is responsible for developing and maintaining the information systems and processes that enable the Board to fulfil its role. The Group Company Secretary is also responsible to the Board for ensuring that Board procedures are complied with and advising the Board on governance matters. All Directors have access to the Group Company Secretary for advice and services. Independent advisory services are retained by the Group Company Secretary at the request of the Board or Board committees. Ms McAloon is supported by Nicola Kleynhans, Deputy Company Secretary of BHP Billiton Limited, Nicole Duncan, Company Secretary BHP Billiton Limited, and Elizabeth Hobley and Geof Stapledon, who are Deputy Company Secretaries of BHP Billiton Plc. The Board appoints and removes the Company Secretaries.

5.22    Conformance with corporate governance standards

Our compliance with the governance standards in our home jurisdictions of Australia and the United Kingdom, and with the governance requirements that apply to us as a result of our NYSE listing and our registration with the SEC in the United States, is summarised in this Corporate Governance Statement, the Remuneration Report, the Directors’ Report and the financial statements.

The Listing Rules and the Disclosure and Transparency Rules of the UK Financial Conduct Authority require UK-listed companies to report on the extent to which they comply with the Main Principles and the provisions of the UK Corporate Governance Code (UK Code), and explain the reasons for any non-compliance. The UK Code is available online at www.frc.org.uk/corporate/ukcgcode.cfm.

The Listing Rules of the ASX require Australian-listed companies to report on the extent to which they meet the Corporate Governance Principles and Recommendations published by the ASX Corporate Governance Council (ASX Principles and Recommendations) and explain the reasons for any non-compliance. The ASX Principles and Recommendations are available online at www.asxgroup.com.au/corporate-governance-council.htm.

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

We have reviewed the governance requirements currently applicable to foreign private issuers under the Sarbanes-Oxley Act (US), including the rules promulgated by the SEC and the rules of the NYSE and are satisfied that we comply with those requirements.

Section 303A of the NYSE-Listed Company Manual contains a broad regime of corporate governance requirements for NYSE-listed companies. Under the NYSE rules, foreign private issuers, such as ourselves, are permitted to follow home country practice in lieu of the requirements of Section 303A, except for the rule relating to compliance with Rule 10A-3 of the US Securities Exchange Act of 1934 (audit committee independence) and certain notification provisions contained in Section 303A of the Listed Company Manual. Section 303A.11 of the Listed Company Manual, however, requires us to disclose any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE corporate governance standards. Following a comparison of our corporate governance practices with the requirements of Section 303A of the Listed Company Manual followed by US companies, the following significant difference was identified:

•	Rule 10A-3 of the US Securities Exchange Act of 1934 requires NYSE-listed companies to ensure that their audit committees are directly responsible for the appointment, compensation, retention and oversight of the work of the external auditor unless the company’s governing law or documents or other home country legal requirements require or permit shareholders to ultimately vote on or approve these matters. While the RAC is directly responsible for remuneration and oversight of the External Auditor, the ultimate responsibility for appointment and retention of the External Auditor rests with our shareholders, in accordance with UK law and our constitutional documents. The RAC does, however, make recommendations to the Board on these matters, which are in turn reported to shareholders.

While the Board is satisfied with its level of compliance with the governance requirements in Australia, the United Kingdom and the United States, it recognises that practices and procedures can always be improved, and there is merit in continuously reviewing its own standards against those in a variety of jurisdictions. The Board’s program of review will continue throughout the year ahead.

5.23    Additional UK disclosure

The information specified in the UK Financial Conduct Authority Disclosure and Transparency Rules, DTR 7.2.6, is located elsewhere in this Annual Report. The Directors’ Report, at section 7.22, provides cross-references to where the information is located.

This Corporate Governance Statement was approved by the Board on 12 September 2013 and signed on its behalf by:

Jac Nasser AO

Chairman

12 September 2013

6    Remuneration Report

6.1    Annual statement by the Remuneration Committee Chairman

Dear Shareholder

I am pleased to introduce BHP Billiton’s Remuneration Report for the year ended 30 June 2013.

As I reported to you in my letter last year, in 2012 we completed a comprehensive review of our senior executive remuneration structures and, after consideration of all relevant issues, concluded that our current arrangements, including the changes to the long-term incentive plan approved by shareholders in 2010, remain appropriate. Importantly, we believe that the arrangements continue to support our focus on operational excellence, risk management and the execution of the Group’s strategy. As always, we will continue to seek further improvement opportunities.

At last year’s annual general meetings, we again enjoyed a strong level of support for the Remuneration Report from shareholders, with a vote in favour of 96 per cent. In addition, our policies and approach to providing appropriate remuneration for our senior executives have been broadly endorsed during regular consultation sessions with shareholders. In particular, our long-term incentive plan, approved in 2004, has a five-year performance period, still a longer period than most other companies. This remains a very important feature for the Remuneration Committee and shareholders.

However, as the long-term incentive plan is approaching its 10-year anniversary, shareholder re-approval is required under UK governance guidelines. Accordingly, shareholders will be asked to vote on the long-term incentive plan at this year’s annual general meetings. The plan’s operation will continue to reflect the Committee’s unchanged commitment to the existing performance hurdle based on relative shareholder returns, with performance measured over a five-year period. Because we are asking shareholders to re-approve the plan, we have taken the opportunity to introduce stronger malus and clawback provisions. In our view, these provisions reflect best practice and are consistent with feedback from our shareholders.

The Committee and the Board will continue to adopt an open-door approach to eliciting shareholders’ views so they can be factored into the Group’s future approach.

Remuneration policy in action

Remuneration outcomes for FY2013 provide further tangible evidence of our policy in action. This year, the Remuneration Committee, with the full support of the Board, exercised its discretion to vest fewer than the number of awards allocated under the 2008 long-term incentive plan for members of the Group Management Committee. The decision was taken to reduce the number of awards by 35 per cent for all participants, even though the total shareholder return of BHP Billiton once again materially exceeded its peers over the five years of the plan. In the absence of the Committee exercising its discretion, this performance would have supported 100 per cent vesting of the awards.

This is the first time the Committee has exercised its discretion to reduce vesting under the plan. In doing so, it took into account a range of factors, including the negative total shareholder return over the performance period that shareholders have experienced. It also considered the total remuneration of the executives.

While the Board and Committee believe that our executive remuneration packages have contributed to the consistent and substantial financial outperformance of the Company over many years, they also believed that some downward rebasing of the package for the incoming Chief Executive Officer (CEO), Andrew Mackenzie, relative to that of the former CEO, was appropriate; a view supported by Andrew. The package supports our evolving strategic priorities and does not compromise our need to motivate a high level of performance and ensures alignment with our shareholders’ expectations.

Consistent with this approach, the remuneration packages for other Group Management Committee members have also been rebased downwards. Aligned with this, the Board decided again to freeze fees for Non-executive Directors, for the second consecutive year. These outcomes represent an appropriate alignment of remuneration with the prevailing business environment.

When Mr Mackenzie joined BHP Billiton in 2008, he was granted one-off sign-on awards that were in recognition of equity awards foregone when he left his former employer. The value and quantum of the sign-on awards was based on the value of awards forfeited and calculated by the Committee’s independent adviser. As a result of the outperformance of BHP Billiton, all those sign-on awards would have vested this year. However, in the circumstances, Mr Mackenzie concluded, and the Committee agreed, that the value that would have been delivered was excessive and he has voluntarily relinquished 50,000 of those awards.

Marius Kloppers will retire from the Company on 1 October 2013 when the transition to Mr Mackenzie is complete. The terms of Mr Kloppers’ departure reflect the Group’s remuneration policy and the rules of our incentive plans as approved by shareholders. No additional payments are being made. My fellow Non-executive Directors and I wish Marius the very best in the future.

In our quest to further improve the transparency of our reporting, we have included in this section information on the remuneration arrangements of Mr Mackenzie and on the retirement arrangements of Mr Kloppers.

Further details of all of the remuneration aspects described below can be found in later sections of the Remuneration Report.

CEO transition – remuneration of the new CEO Andrew Mackenzie

The new CEO’s target remuneration for FY2014 is made up of:

•	a base salary of US$1,700,000 (an increase from Mr Mackenzie’s previous base salary of US$1,200,000; a decrease from the previous CEO base salary of US$2,215,200);

•	pension of 25 per cent of base salary (a decrease from 36 per cent for Mr Mackenzie previously; a decrease from the previous CEO rate of 40 per cent);

•	a short-term incentive target opportunity of 160 per cent of base salary, with a maximum opportunity of 240 per cent of base salary (maximum reduced from 320 per cent of base salary for Mr Mackenzie and for the previous CEO);

•	a long-term incentive award for FY2014 of 400 per cent face value of base salary (subject to shareholder approval), which is a face value of US$6,800,000 (US$8,392,683 in FY2013 for the prior CEO).

The target remuneration that will be provided to the CEO in FY2014 is set out in the table below:

(1)	The target remuneration for the CEO excludes one-off benefits for his relocation from the UK to Australia in FY2013 (refer section 6.4.1).

Mr Mackenzie’s actual remuneration is linked substantially to business outcomes and shareholder returns. The ‘at risk’ component of his remuneration (comprising short-term incentives and long-term incentives) is 72 per cent of his total target remuneration (at fair value). Fixed remuneration (base salary and pension benefits) comprises 28 per cent of the total.

Mr Mackenzie’s annual short-term incentive is at risk. The scorecard against which his performance is ordinarily assessed is made up of a number of performance measures, including health, safety, environment and community measures, financial outcomes, capital spend and schedule and performance against personal measures. The minimum short-term incentive is zero, as was the outcome for Mr Mackenzie’s predecessor in FY2012.

Mr Mackenzie’s long-term incentive is at risk. BHP Billiton’s business is long term, and decisions are made that are likely to have an impact for many years. It is therefore important that senior executives are rewarded over the long term for long-term performance. BHP Billiton’s long-term incentive plan measures performance over five years.

CEO transition – retirement of the former CEO Marius Kloppers

Marius Kloppers stepped down as CEO, a member of the Group Management Committee and a Director of the Company on 10 May 2013. He will retire from BHP Billiton on 1 October 2013. The terms of Mr Kloppers’ departure reflect the Group’s remuneration policy and the rules of our incentive arrangements as approved by shareholders.

Mr Kloppers will work through the applicable notice period, receive his base salary and pension entitlements at current rates to the date of his retirement; namely, 1 October 2013, be entitled to the value of the pension and superannuation plans that he has accumulated over his 20 years with the Company, together with the value of any accrued leave to 1 October 2013, and retain on a pro-rata basis awards granted in previous years under the long-term incentive plan. They will vest only if the performance hurdle is met at the end of each five-year performance period (refer further below).

Mr Kloppers has been considered for a short-term incentive payment under the group incentive scheme for the year ended 30 June 2013, assessed by the Remuneration Committee after year-end. That payment was pro-rated to reflect his period of service as CEO during the year ended 30 June 2013 (namely, 1 July 2012 to 10 May 2013). He also participated as usual in the normal vesting of share awards in August 2013.

Mr Kloppers will not receive any financial benefit over and above those provided for within his existing contractual entitlements.

Awards granted in prior years under the long-term incentive plan that may vest in the four years after Mr Kloppers’ departure are retained on a pro-rata basis. Under the terms of the shareholder approved plan, employees who retire are entitled to hold awards granted in prior years. However, the number of awards is reduced to reflect the period of service in relation to each grant. Under the pro-rating rule, Mr Kloppers will retain 504,675 awards, and 412,649 awards will lapse.

Whether the 504,675 retained awards vest will depend on BHP Billiton’s relative total shareholder return performance over the five-year periods to 30 June 2014, 2015, 2016 and 2017, respectively. In addition, even if the performance hurdle is met, the Committee has an overriding discretion under the plan rules to reduce the amount of awards that vest. Accordingly, the vesting outcome and the number of long-term incentive awards that will ultimately vest are unknown at this time. The number of long-term incentive plan awards that vest cannot exceed the 504,675 awards retained.

In this year’s Remuneration Report, we have continued to improve the clarity of the explanation of the remuneration arrangements for our CEO and his executive team, including the early adoption of certain new UK requirements which will formally apply for the first time to next year’s Remuneration Report. This reinforces the importance we see in seeking to explain clearly how BHP Billiton’s remuneration policies support long-term, sustainable value creation.

John Buchanan
Chairman, Remuneration Committee
12 September 2013

Contents of the Remuneration Report

The following guide is intended to help the reader use this Remuneration Report. It explains the linkages between BHP Billiton’s remuneration policy and the remuneration outcomes for members of the Group Management Committee (GMC) and Non-executive Directors (as shown in section 6.2.6 of this Remuneration Report). All acronyms used are defined in the Remuneration Report or in section 10.

Section		What it covers
6.1	Annual statement by the Remuneration Committee Chairman	Message from the Chairman of the Remuneration Committee in regard to significant decisions and changes throughout the year and key points to note in this Remuneration Report.

6.2	Remuneration policy report Remuneration governance Remuneration policy for GMC members Remuneration policy for Non-executive Directors

Explains how the Board and the Committee make remuneration decisions, including how they use external remuneration consultants. Details the Key Management Personnel (KMP) for FY2013, being the members of the GMC and the Non-executive Directors who served during the year.

Outlines the overarching remuneration policy and framework that guides decisions on remuneration design and outcomes for the GMC members and the Non-executive Directors. Describes the components of remuneration and potential remuneration outcomes for the CEO as a result of the policy.

6.3	Remuneration implementation report Remuneration outcomes for GMC members Remuneration outcomes for Non-executive Directors	Shows the impact of the remuneration policy in FY2013 and how actual performance outcomes link to remuneration outcomes through short-term incentive (STI) and long-term incentive (LTI) arrangements.

6.4	Statutory disclosures Statutory remuneration disclosures for GMC members Equity awards Other statutory disclosures for Directors	Presents additional disclosures required under Australian and UK reporting requirements, including total remuneration for the GMC calculated pursuant to legislative and accounting requirements. Provides details of interests in equity awards resulting from BHP Billiton’s remuneration programs.

6.2    Remuneration policy report

Remuneration governance

6.2.1    Board oversight

The Board is responsible for ensuring that the Group’s remuneration arrangements are equitable and aligned with the long-term interests of BHP Billiton and its shareholders. In performing this function, it is critical that the Board is independent of management when making decisions affecting remuneration of the CEO, the other members of the GMC and the Group’s employees.

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

6.2.2    Remuneration Committee

The activities of the Remuneration Committee are governed by Terms of Reference (most recently approved by the Board in June 2013), which are available on our website. The purpose of the Committee is to assist the Board in its oversight of:

•	the remuneration policy and its specific application to the CEO, the other members of the GMC and its general application to all Group employees;

•	the determination of levels of reward for the CEO and approval of reward to the other members of the GMC;

•	the annual evaluation of the performance of the CEO, by providing guidance to the Group Chairman;

•	communication with shareholders on the Group’s remuneration policy and the Committee’s work on behalf of the Board;

•	the Group’s compliance with applicable legal and regulatory requirements associated with remuneration matters;

•	the preparation of the Remuneration Report to be included in the Group’s Annual Report;

•	the review, at least annually, of remuneration by gender.

Further information regarding the Committee can be found in section 5.13.2

Remuneration Committee members	John Buchanan (Chairman) Carlos Cordeiro Pat Davies John Schubert

Number of meetings in FY2013	Nine

Other individuals who regularly attended meetings (1)

Jac Nasser (Chairman)

Marius Kloppers (CEO to 10 May 2013)

Andrew Mackenzie (CEO from 10 May 2013)

Karen Wood (President, People and Public Affairs in FY2013)

Gary Brown (Head of Group Human Resources)

Andrew Fitzgerald (Vice President, Group Reward)

Jane McAloon (President, Governance and Group Company Secretary)

Geof Stapledon (Vice President, Governance)

(1)	These individuals were not present when matters associated with their own remuneration were considered.

6.2.3    Use of remuneration consultants

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

Kepler Associates was appointed by the Committee to act as an independent remuneration adviser to provide specialist remuneration advice and does not provide other services to the Group. Kepler Associates is a member of the UK Remuneration Consultants Group and adheres to its Code of Conduct. During the year, Kepler Associates provided advice and assistance to the Committee on a wide range of matters, including:

•	advice in regard to remuneration arrangements for the new CEO and the members of the GMC;

•	benchmarking of pay of senior executives against comparable roles at a range of relevant comparator groups, including sector and size peers;

•	provision of information and commentary on global trends in executive remuneration;

•	calculation of accounting fair values of equity awards and performance analysis for LTI awards;

•	review of, and commentary on, management proposals;

•	other ad-hoc support and advice as requested by the Committee.

As part of its role, Kepler Associates provided ‘remuneration recommendations’ (as defined in the Australian Corporations Act 2001) to the Committee during the year. Each time Kepler Associates provides a remuneration recommendation, Kepler Associates provides a declaration that the remuneration recommendation was made free from undue influence by the member of KMP to whom the recommendation relates. The Board considered the processes outlined above, the constraints incorporated into Kepler Associates’ terms of engagement, the implementation of a comprehensive protocol for the engagement of remuneration advisers and the receipt of the declaration of no undue influence. It is satisfied that the remuneration recommendations received from Kepler Associates were made free from undue influence by any of the members of KMP to whom the recommendations related.

Total fees paid to Kepler Associates for the above services for the period from 1 July 2012 to 30 June 2013 were £159,000, of which £57,000 was for attendance at Committee meetings and commentary on management proposals, and a total of £81,000 for the provision of remuneration recommendations and technical advice on executive remuneration. The remainder is mainly a non-recurring item relating to advice on arrangements for the new CEO and other new GMC members.

Management also appoints external firms from time to time to assist with remuneration benchmarking, data provision and the like; however, Kepler Associates is the only remuneration consultant appointed by the Committee. While other external firms did provide certain information to management to assist them in deliberations, no remuneration adviser other than Kepler Associates provided remuneration recommendations during the year in relation to KMP.

6.2.4    Prohibition on hedging of BHP Billiton shares and equity instruments

GMC members are not allowed to protect the value of any unvested BHP Billiton securities allocated to them under employee programs or the value of shares and securities held as part of meeting BHP Billiton’s Minimum Shareholding Requirements (MSR) as described below. The policy also prohibits GMC members from using unvested BHP Billiton securities as collateral in any financial transaction, including hedging and margin loan arrangements. Any securities that have vested and are no longer subject to restrictions or performance conditions may be subject to hedging arrangements or used as collateral, provided that consent is obtained from BHP Billiton in advance of the employee entering into the arrangement. BHP Billiton treats compliance with this policy as a serious issue, and takes appropriate measures to ensure that the policy is adhered to.

6.2.5    Share ownership guidelines and the minimum shareholding requirements

The MSR helps to ensure that executives’ and shareholders’ interests remain aligned. In FY2013 and prior, the MSR was 300 per cent of annual gross pre-tax base salary for the CEO and 200 per cent for other GMC members. From FY2014, the MSR will increase to 500 per cent of annual gross pre-tax base salary for the CEO and 300 per cent for other GMC members.

The value of the securities for the purposes of the policy is the market value of the underlying shares. Unvested securities do not qualify, and neither do options with a market-based exercise price. Members of the GMC are expected to grow their holdings to the required level from the scheduled vesting of employee awards over time. Under the policy, employees are not required to meet the holding requirement before awards are allocated to them, but if they are not holding the required number of shares, then they will be prohibited from selling all of the underlying shares arising from their awards. Employees are entitled to sell sufficient shares to satisfy tax obligations arising from the granting, holding, vesting, exercise or sale of employee awards or the underlying shares.

Detailed share ownership information of the CEO and other members of the GMC can be found in sections 7.19 and 7.20.

6.2.6    Key Management Personnel

The Australian Corporations Act 2001, Australian Accounting Standards and International Financial Reporting Standards require BHP Billiton to make certain disclosures for KMP, defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly. For the purposes of this Remuneration Report, it has been determined that the KMP are the members of the GMC and the Non-executive Directors who served during FY2013.

Members of the GMC

Following the announcement of Andrew Mackenzie as CEO in February 2013, BHP Billiton announced a new GMC, which took effect from 10 May 2013. The composition and structure of the GMC reflects a commitment to a relentless focus on the safe execution of the Group’s strategy, and provides the Company with the right balance of skills and experience to lead the Group. While the new GMC is larger in number than its predecessor, with 12 members for FY2014 (eight previously), it reflects a balance of operational and functional roles, and a more streamlined organisation, with the removal of a layer of management below the GMC to create a direct line of communication between the centre and operations and to ensure alignment between strategic and operational leadership. FY2013 remuneration reported in this report is for the period that the individual served in the relevant capacity during the year:

•	Andrew Mackenzie, Mike Henry, Graham Kerr and Karen Wood were members of the GMC for the whole of FY2013.

•	Peter Beaven, Dean Dalla Valle, Jane McAloon, Daniel Malchuk and Jimmy Wilson were appointed to the GMC effective from 10 May 2013.

•	Geoff Healy was appointed to the GMC upon his commencement with BHP Billiton on 3 June 2013.

•	Marius Kloppers, Alberto Calderon and Marcus Randolph retired from the GMC effective from 10 May 2013 and will leave or have left BHP Billiton during FY2014.

•	J Michael Yeager retired from the GMC effective from 1 July 2013 and from BHP Billiton effective 8 July 2013, and is therefore included as KMP for the whole of FY2013.

•	Tim Cutt was appointed to the GMC effective from 2 July 2013 as President, Petroleum and Potash. Mike Fraser was appointed to the GMC effective from 27 August 2013 as President, Human Resources. Mr Cutt and Mr Fraser are therefore not included in this report as KMP, but will be included in FY2014. Also effective 27 August 2013, Karen Wood assumed the role of President, Public Affairs and remains on the GMC.

Dates of appointment of all current GMC members appear in section 4.2 and the dates of their current service contracts appear in the table below. The service contracts for all members of the GMC have no fixed term. They typically outline the components of remuneration paid to the individual, but do not prescribe how remuneration levels are to be modified from year-to-year. The contracts are all capable of termination by BHP Billiton on 12 months’ notice. The Group retains the right to terminate a contract immediately by making a payment equal to 12 months’ base salary plus retirement benefits for that period. The GMC member must give six months’ notice.

Name	Title	Date of Contract
KMP (1)
Andrew Mackenzie	Chief Executive Officer and Executive Director from 10 May 2013 Group Executive and Chief Executive, Non-Ferrous to 9 May 2013	3 May 2013
Peter Beaven	President, Copper from 10 May 2013	3 May 2013
Dean Dalla Valle	President, Coal from 10 May 2013	3 May 2013
Geoff Healy	Chief Legal Counsel from 3 June 2013	12 April 2013
Mike Henry	President, HSEC, Marketing and Technology from 10 May 2013 Group Executive and Chief Marketing Officer to 9 May 2013	3 May 2013
Graham Kerr	Chief Financial Officer from 10 May 2013 Group Executive and Chief Financial Officer to 9 May 2013	3 May 2013
Jane McAloon	President, Governance and Group Company Secretary from 10 May 2013	3 May 2013
Daniel Malchuk	President, Aluminium, Manganese and Nickel from 10 May 2013	3 May 2013
Jimmy Wilson	President, Iron Ore from 10 May 2013	3 May 2013
Karen Wood	President, People and Public Affairs from 10 May 2013 Group Executive and Chief People & Public Affairs Officer to 9 May 2013	3 May 2013

(1)	In addition to the KMP listed above, Marius Kloppers (Chief Executive Officer and Executive Director, with a date of contract of 12 February 2008), Alberto Calderon (Group Executive and Chief Executive, Aluminium, Nickel & Corporate Development, with a date of contract of 16 January 2008), Marcus Randolph (Group Executive and Chief Executive – Ferrous & Coal, with a date of contract of 13 December 2005) and J Michael Yeager (Group Executive and Chief Executive – Petroleum, with a date of contract of 21 March 2006) served as KMP during FY2013.

As a consequence of the announcement of a new GMC, the tables that follow in this Remuneration Report list, firstly, the members of the new GMC (who were KMP for all or part of FY2013 and continue as KMP into FY2014) and then, secondly, the members of the prior GMC who no longer serve in that capacity (who were KMP for all or part of FY2013, but who will not be KMP for any part of FY2014).

Non-executive Directors

Details of the Non-executive Directors who held office during FY2013 are set out below. Each of the Non-executive Directors held office for the whole of FY2013. Dates of appointment of all Directors appear in section 4.1.

Name	Title	Name	Title
Malcolm Broomhead	Non-executive Director	Lindsay Maxsted	Non-executive Director
John Buchanan	Senior Independent Director	Wayne Murdy	Non-executive Director
Carlos Cordeiro	Non-executive Director	Jac Nasser	Chairman
David Crawford	Non-executive Director	Keith Rumble	Non-executive Director
Pat Davies	Non-executive Director	John Schubert	Non-executive Director
Carolyn Hewson	Non-executive Director	Shriti Vadera	Non-executive Director

Remuneration policy for GMC members

This section outlines the overarching remuneration policy and framework that guided decisions on remuneration design and outcomes for the GMC members in FY2013 and will guide decisions in FY2014.

6.2.7    The overarching principles of our remuneration policy

The Remuneration Committee recognises that remuneration has an important role to play in supporting the implementation and achievement of the Group’s strategy and our ongoing performance, aligning the activities of management to the interests of shareholders, and in supporting Our Charter. The remuneration policy is reviewed annually and, where appropriate, fine-tuned to ensure that it continues to be effective in achieving these goals.

The key principles of our remuneration policy, which remain unchanged, are to:

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

6.2.8    Our remuneration policy and arrangements support Our Charter and are focused on the long term

Our Charter sets out our purpose, strategy, values and how we judge our success.

BHP Billiton’s remuneration arrangements reinforce the achievement of our success, as set out in Our Charter, and are designed to ensure that executives take a long-term approach to decision-making and minimise activities that focus only on short-term results at the expense of longer-term business growth and success. The Remuneration Committee has considered the ways in which risk management and the long-term horizon are reflected throughout BHP Billiton’s remuneration arrangements for all executives, and is satisfied that the approach reinforces the desired behaviours.

This is largely achieved through the Group’s approach to STI and LTI awards, which comprise a significant portion of total remuneration for the members of the GMC. The equity component of the STI award is deferred for a two-year period, and performance under the Long Term Incentive Plan (LTIP) is measured over a five-year period. The actual rewards received by members of the GMC therefore reflect the Group’s performance and share price over an extended period.

It is the Committee’s view that this provides an appropriate focus on BHP Billiton’s sustained performance beyond the end of the initial measurement period. This approach also provides a transparent mechanism for clawback or adjustment in the event of a restatement of Group results, through changes to the vesting or non-vesting of deferred equity.

In addition, STI and LTI outcomes are not driven by a purely formulaic approach. The Committee holds discretion to determine that awards are not to be provided or vested in circumstances where it would be inappropriate or would provide unintended outcomes. The Committee has no discretion to allow vesting when performance conditions have not been satisfied (other than in the event of death, serious injury, disability, illness that prohibits continued employment, or total and permanent disablement).

6.2.9    How total remuneration is determined

The Remuneration Committee considers the appropriate total remuneration for each member of the GMC by examining the remuneration provided to comparable roles in organisations of similar global complexity, size, reach and industry.

Each year, the Committee’s independent adviser, Kepler Associates, sources and consolidates relevant remuneration data for appropriate roles, based on their analysis of relevant organisations and markets. The adviser prepares a comparison to current GMC remuneration, but does not make specific recommendations regarding the level of individual executives’ remuneration. For more information on the services provided to the Committee by Kepler Associates refer to section 6.2.3.

From this market comparison, the Committee determines the appropriate remuneration for each individual, taking into account their responsibilities, location, skills, experience and performance within the Group. In doing so, the Committee recognises that levels of remuneration should be sufficient to attract, motivate and retain highly skilled executives, but also that the Group should avoid paying more than is necessary for this purpose.

Total remuneration comprises different elements of remuneration to reflect a balance between fixed and at-risk remuneration and between short- and long-term incentives. The mix of remuneration elements and how the remuneration outcomes from each element are impacted by performance are described in detail in the following section.

6.2.10    Components of remuneration

The following table shows the building blocks of total remuneration, how performance is assessed and will impact remuneration and how the resulting remuneration outcomes are delivered.

Component	Description
Base salary	•	Base salary is broadly aligned with salaries for comparable roles in global companies of similar global complexity, size, reach and industry, and reflects an individual’s responsibilities, location, performance, qualifications and experience within the Group, in order to attract and retain executives in pursuit of the Company’s purpose.

	•	Base salary is reviewed annually and any changes are effective from 1 September each year. Reviews consider general economic conditions and salary reviews across the rest of the Group.

	•	Base salary is denominated in US dollars for all GMC members.

Pension contributions	•	Pension contributions are similarly benchmarked to comparable roles in global companies.

	•	All current GMC members are entitled to pension contributions under defined contribution pension plans. They are given a choice of funding vehicles: a Defined Contribution Plan, an unfunded Retirement Savings Plan, an International Retirement Plan or a cash payment in lieu.

	•	For FY2014, pension contributions for all GMC members will be 25% of base salary.

Other benefits	•	GMC members are reimbursed for costs such as health and other insurances, the costs of tax return preparation in multiple jurisdictions (to a capped amount), and are provided with cash payments in lieu of untaken annual leave (as required in the US).

	•	Relocation allowances and assistance are provided under the Company’s global mobility policy and are ‘one-off’ payments with no trailing entitlements.

Short-term incentive	•	The Remuneration Committee has approved a new Short Term Incentive Plan (STIP) for application to the CEO and other GMC members for FY2014 (and subsequent years). The new STIP replaces the prior Group Incentive Scheme (GIS), which has applied to the CEO and other GMC members for FY2013 and prior years. The features of the new STIP are set out below. Where the terms of the GIS (which covers FY2013 and prior awards) are different to those of the STIP, such differences have been noted below.

	•	The purpose of the STIP (and the prior GIS) is to focus management’s efforts on those performance measures and outcomes that have been determined to be priorities for the relevant financial year.

Measuring performance

	•	An individual scorecard of measures is set for each executive at the commencement of each financial year. These measures and their relative weightings are chosen by the Committee in order to appropriately drive overall performance in the current year, including achievement of financial outcomes and delivery against measures that impact the long-term sustainability of the Group. The Sustainability Committee assists the Remuneration Committee in determining appropriate health, safety, environment and community (HSEC) metrics to be included in GMC scorecards.

Component	Description
	•	At the conclusion of the financial year, each executive’s achievement against their measures is assessed by the Committee and the Board, and their STI award determined. The Remuneration Committee is assisted by the Sustainability Committee and by the Risk and Audit Committee in relation to assessment of performance against HSEC and financial measures, respectively. The Board believes this method of assessment is transparent, rigorous and balanced, and provides an appropriate, objective and comprehensive assessment of performance.

Half (50%) is delivered in cash and half (50%) in deferred equity

	•	The value of any STI award is provided half in cash and half in an award of the equivalent face value of BHP Billiton equity, which is deferred for two years. The Committee intends this to provide an appropriate focus on the longer-term time frame, even in regard to annual STI rewards.

	•	‘On-target’ performance against the scorecard measures delivers an STI award of 160% of base salary (being a cash STI award of 80% of base salary and the equivalent value in deferred equity).

	•	The maximum STI award payable under the plan is rarely awarded and is only available where all non-financial and financial targets are significantly exceeded.

	•	For FY2013, the maximum STI award that could have been earned under the GIS was 320% of base salary (160% of base salary in cash and an equivalent value in deferred equity). The minimum potential STI award was zero.

	•	In FY2014, the maximum STI award that can be earned under the new STIP will be 240% of base salary (120% of base salary in cash and an equivalent value in deferred equity). The minimum potential STI award will be zero.

	•	The equity is provided as Deferred Shares. Deferred Shares are not ordinary shares and do not carry entitlements to ordinary dividends or other shareholder rights. Each Deferred Share is a conditional right to receive one ordinary BHP Billiton share in the future if the service conditions are met. When the two-year vesting period is over, the Deferred Shares will vest if the holder is still employed by the Company or has left in certain circumstances (as described below this table).

Dividends on deferred equity

	•	Dividends are not received by the executives during the vesting period.

	•	A Dividend Equivalent Payment (DEP) is provided when the vesting period is over and the holder receives ordinary BHP Billiton shares in respect of the award. The value of the DEP is based on the dividends that would have been payable on ordinary BHP Billiton shares over the period from the allocation date to the time that the DEP is paid.

	•	Under the STIP, the Committee intends that DEP will be provided in the form of shares (although the plan accommodates a cash equivalent in appropriate circumstances). DEP provided under the GIS is paid in cash.

	•	A DEP is not provided in relation to any securities that are forfeited during the vesting period.

Component	Description
Long-term incentive	•	A new LTIP is being proposed to shareholders for approval at the 2013 Annual General Meetings (AGMs) for grants proposed to be made to the CEO and other GMC members in FY2014 (and subsequent years). The new LTIP replaces the prior LTIP, which has applied to the CEO and other GMC members for grants made in FY2013 and prior years. Were the new LTIP not to be approved by shareholders at the 2013 AGMs, the grants proposed to be made in December 2013 would be made under the prior LTIP. The features of the new LTIP, which are not materially different from the prior LTIP, are set out below. Where the features differ from the prior LTIP, such differences have been noted below.

	•	The purpose of the LTIP is to focus management’s efforts on the achievement of sustainable long-term value creation and success of the Group (including appropriate management of business risks) and to align senior executive rewards with sustained shareholder wealth creation through the relative Total Shareholder Return (TSR) performance condition (described below).

Value of awards

	•	The value of any LTI award is provided as Performance Shares. Performance Shares are not ordinary shares and do not carry entitlements to ordinary dividends or other shareholder rights. Each Performance Share is a conditional right to receive one ordinary BHP Billiton share in the future if the performance and service conditions are met.

	•	When the Committee is determining the number of LTI awards to be allocated to GMC members, it uses the face value of the underlying Company shares to determine the value of awards. The Committee also considers the fair value (as below) of LTI awards in its determinations. In FY2013 and prior years, the Committee placed more emphasis on the fair value of an LTIP award to determine its size.

	•	The fair value is calculated by Kepler Associates. It reflects outcomes weighted by probability, taking into account the difficulty of achieving the performance conditions and the correlation between these and share price appreciation, together with other factors, including volatility and forfeiture risks. This fair value is not the same as the ‘IFRS fair value’ used in section 6.4.1, which is determined in accordance with the International Financial Reporting Standards (IFRS) 2/AASB 2 Share-based Payments accounting standards.

	•	The fair value for the current plan design is 41% of the face value of an award.

	•	Under both the prior LTIP and the new LTIP rules, the maximum award size is an award with a fair value equal to 200% of base salary, which is equivalent to a face value of 488% of base salary.

	•	The FY2014 award proposed to be made to the CEO in December 2013 has a face value of 400% of base salary. For the purposes of benchmarking and derivation of total target remuneration, the Committee uses the fair value of 164% of base salary (based on the fair value factor of 41%).

Dividends on LTI awards

	•	Dividends are not received by the holder during the vesting period.

	•	A DEP (as described above in the STI section of this table) will be provided after the vesting of the award has been determined and the holder receives ordinary BHP Billiton shares in respect of the award.

Component	Description
	•	Under the new LTIP, the Committee intends that DEP will be provided in the form of shares (although the plan accommodates a cash equivalent in appropriate circumstances). DEP under the prior LTIP was paid in cash.

	•	A DEP is not provided in relation to any securities that are forfeited during the vesting period.

Total Shareholder Return (TSR) performance condition

	•	The relative TSR performance condition must be achieved over a five-year period. Full vesting under the LTIP only occurs where BHP Billiton’s TSR significantly outperforms the TSR of the comparator companies.

	•	TSR measures the return in US$ delivered to shareholders over a defined period through the change in share price and any dividends paid (which are notionally reinvested for the purposes of the calculation).

	•	TSR has been chosen as the most appropriate measure as it allows for an objective external assessment over a sustained period on a basis that is familiar to shareholders.

	•	As BHP Billiton’s TSR performance relative to its peers tends to be counter-cyclical, the hurdle used since December 2010 includes both a sector-based comparison (67%) and a comparison to a broad stock market index (the MSCI World) (33%) for assessing the Group’s TSR performance, in order to provide a fairer and more balanced measure of performance. This weighting ensures a majority of the outcome is driven by our performance against that of resource industry peers. More detail on the comparator groups is shown in the final section of this table. The lists of peer companies for FY2013 and for FY2014 are shown in section 6.3.4.

Level of performance required for vesting

	•	For all Performance Shares to vest, BHP Billiton’s TSR must exceed the Index TSR by an average of 5.5% per annum, which equates to exceeding the average TSR over the five-year performance period by 30.7%. 25% of Performance Shares vest if BHP Billiton’s TSR is equal to the Index TSR (zero for awards granted prior to December 2010) and vesting occurs on a sliding scale between the Index TSR and the point of full vesting. BHP Billiton’s TSR is a weighted average of the TSRs of BHP Billiton Limited and BHP Billiton Plc.

	•	There is no retesting if the performance hurdle is not met.

	•	In the event that the Committee does not consider the level of vesting that would otherwise apply based on the Group’s achievement of the TSR hurdle to be a true reflection of the performance of the Group or should it consider that individual performance or other circumstances makes this an inappropriate outcome, it retains the discretion to lapse any or all Performance Shares held by one or more participants. This is an important mitigator against the risk of unintended vesting outcomes.

	•	Vested Performance Shares are able to be exercised for up to five years following the date that vesting is determined, with an expiry date prior to the fifth anniversary of vesting.

Component	Description

	Awards in respect of years up to and including FY2010 (granted up to December 2009)		Awards made since FY2011 (granted or to be granted since December 2010)
	•	The comparators are sector peer companies.	•	TSR performance relative to sector peer companies determines the vesting of 67% of the securities.
	•	Opening and closing share prices for BHP Billiton and for each of the peer companies are averaged over a three-month period to help ensure that short-term fluctuations in the market do not affect the vesting results.
			•	TSR performance against a broad market index (MSCI World) determines the vesting of the remaining awards.
			•	The share price averaging period has been doubled to six months as added security against short-term price fluctuations.
	•	No Performance Shares vest if BHP Billiton’s TSR is at or below the Index TSR.

			•	No Performance Shares vest if BHP Billiton’s TSR is below the Index TSR.

			•	25% of the Performance Shares vest if BHP Billiton’s TSR is at the Index TSR.

Treatment of STI and LTI on departure

This section describes the treatment of awards under the new STIP and LTIP on cessation of employment. Where the treatment of awards is different under the prior GIS, this is described in sections 6.4.1 and 6.2.10.

Treatment of STI where a member of the GMC leaves during the financial year

If a participant leaves BHP Billiton during a performance year due to death, serious injury, disability or illness that prohibits continued employment, forced early retirement, retrenchment or redundancy, termination by mutual agreement or retirement with the agreement of the Company, or such other circumstances that the Remuneration Committee determines are of a similar nature (other than those set out below), the Committee may determine in its absolute discretion to pay a pro-rata portion of cash STI based on the length of employment and performance of the participant up to that date.

Where a participant leaves BHP Billiton due to resignation or dismissal, then no cash amount will be paid in respect of the current performance year.

If a participant leaves BHP Billiton during a performance year for any reason, no deferred equity awards will be granted in respect of that performance year.

Treatment of STI where a member of the GMC leaves after the end of a financial year, but before awards are provided

Where a participant leaves BHP Billiton for any reason after the end of a performance year, but before the date of payment of any cash amount, no cash amount will be paid under the STIP in respect of that performance year, but the Committee may determine in its discretion to pay a separate amount in respect of the participant’s performance for that year.

Where a participant ceases employment for any reason after the end of a performance year, but before the date of grant of any deferred equity, no deferred equity will be granted in respect of that performance year, but the Committee may determine in its discretion to pay a separate cash amount in respect of the participant’s performance for that year.

Treatment of deferred STI and LTI equity holdings on departure

Where a participant leaves BHP Billiton due to forced early retirement, retrenchment or redundancy, termination by mutual agreement or retirement with the agreement of the Company, or such other circumstances that the Committee determines are of a similar nature (other than those set out below), then:

•	unvested STI equity awards to be granted under the new STIP will be retained by the participant, but will not vest and become exercisable until the scheduled vesting date. The Committee believes that this is important to assist the Company in applying the malus and clawback provisions, where it is considered appropriate (as described in the following section). This is a significant change from the terms of the GIS (applicable for prior awards and those for FY2013), under which awards vest in full on cessation of employment in such circumstances.

•	the participant may retain entitlements to a portion of unvested LTI awards, pro-rated to reflect the period of service from the start of the relevant performance period to the date of departure. After the employee’s departure, the LTI awards would only vest and become exercisable to the extent that the performance hurdles are met, and remain subject to available discretions. This ensures that any benefit received by the individual remains linked to their contribution to ongoing Group performance.

If a participant’s employment ends due to death, serious injury, disability or illness that prohibits continued employment or total and permanent disablement, immediate vesting of all of the participant’s STI and LTI awards occurs.

Where a participant leaves BHP Billiton due to resignation or dismissal, then all unvested STI and LTI awards will lapse.

If a participant ceases employment for any other reason, including where the business or company for which the participant works is sold outside the Group, the Committee in its discretion will determine the rights of a participant to the exercise or award or lapse of deferred equity awards.

Malus and clawback

The new STIP and LTIP include malus and clawback provisions to allow the Remuneration Committee to reduce or clawback awards in certain circumstances, including:

•	for any misconduct or fraud by a participant;

•	where BHP Billiton becomes aware of a material misstatement or omission in the financial statements of a Group company or the Group; or

•	any circumstances occur that the Committee determines in good faith to have resulted in an inappropriate benefit to the participant.

In addition, the Committee will have the ability to clawback all or some of the shares allocated to a participant or cash received by a participant in connection with the new STIP or LTIP in order to ensure that no inappropriate benefit is obtained by the participant.

6.2.11     When the components of remuneration are provided

The following graph illustrates the usual time frame for delivery of the components of remuneration.

Cash STI awards are paid in September following the release of the Group’s annual results. The remainder of the STI awards and those under the LTI are delivered after the AGMs and are usually allocated in December. Allocations to the CEO are subject to shareholder approval. Employees will generally not have access to the value of these equity awards for approximately two years in the case of STI awards, and five years in the case of LTI awards, depending on the level of vesting under the LTIP performance hurdle, including the exercise of the Remuneration Committee’s discretion to reduce vesting.

(1)	There were no increases to base salary for any members of the GMC in September 2012. Changes in base salary for GMC members during FY2013 were effective at various times related to the changes in the GMC structure during the year (refer to section 6.3.2).

6.2.12    Potential remuneration outcomes

While the Board recognises that market forces necessarily influence remuneration practices, it strongly believes that the fundamental driver of our remuneration arrangements should be business performance. Accordingly, while target total remuneration is structured to attract and retain executives, the amount of remuneration actually received is dependent on the achievement of superior business and individual performance and on generating sustained shareholder value from relative performance. At risk components of remuneration therefore represent a significant portion of total remuneration, are subject to performance conditions and to ongoing service, and are designed to deliver appropriate pay over various time horizons.

The diagrams below illustrate the relative proportion of each remuneration component for the CEO if the minimum, target and maximum levels of performance were achieved.

These diagrams have been developed with reference to new UK reporting requirements, and in line with UK guidance:

•	the figure for other benefits is based on FY2013 actual figures for current GMC members, excluding non-recurring items; and

•	the impact of potential future share price movements (up and down) on the value of deferred STI and LTI awards have been ignored.

Remuneration mix for the CEO

The LTI amount (target and maximum) is based on the new CEO’s normal award size of 400 per cent of base salary, at face value, which is lower than the maximum permissible award size under the plan rules (an amount equivalent to 488 per cent of base salary face value). The ‘target’ value for the LTI award is based on the fair value of the award, which is 41 per cent of the face value as this is the expected outcome on the balance of probabilities.

Remuneration mix for other GMC members

The diagram below illustrates the relative proportion of each remuneration component for the other GMC members if the minimum, target and maximum levels of performance-based remuneration were to be provided.

(1)	GMC members (other than the CEO) have a maximum LTI award of 350 per cent of base salary at face value (or 143 per cent of base salary at fair value), with the exception of Jane McAloon, who has a maximum LTI award of 300 per cent of base salary at face value (or 123 per cent of base salary at fair value).

Remuneration policy for Non-executive Directors

6.2.13    Remuneration policy

Our Non-executive Directors are paid in compliance with the UK Corporate Governance Code (2010) and the ASX Corporate Governance Council’s Principles and Recommendations (2nd Edition).

Remuneration rates for Non-executive Directors are set at a competitive level, with advice on benchmark fees in equivalent sized companies provided by external advisers. The remuneration levels reflect the size and complexity of the Group, the multi-jurisdictional environment arising from the Dual Listed Company structure, the multiple stock exchange listings, the extent of the geographic regions in which the Group operates and the enhanced responsibilities associated with membership of Board Committees. They also reflect the considerable travel burden imposed on members of the Board. In setting the remuneration of the Non-executive Directors, the economic environment and the financial performance of the Group is taken into account, along with pay and employment conditions of employees elsewhere in the Group.

Non-executive Directors are not eligible to participate in any incentive arrangements. A standard letter of appointment has been developed for Non-executive Directors and is available on our website. Each Non-executive Director is appointed subject to periodic re-election by shareholders (see section 5.12 for an explanation of the process). There are no provisions in any of the Non-executive Directors’ appointment arrangements for compensation payable on early termination of their directorship.

6.2.14    Non-executive Director fees

Fees for the Non-executive Directors are determined by the Chairman and the CEO. The Non-executive Directors do not take part in these discussions. Fees for the Chairman are determined by the Board on the recommendation of the Remuneration Committee. Fees for the Non-executive Directors and Chairman were reviewed in June 2013 and benchmarked against peer companies, with the assistance of externally provided benchmark data. As a result of the review, a decision was taken to make no change to the fee levels of the Non-executive Directors or the Chairman for FY2014. The table below sets out the fees, and the changes in fee levels, since 1 July 2009. The aggregate sum available to remunerate Non-executive Directors was approved by shareholders at the 2008 AGMs at US$3.8 million.

Levels of fees and travel allowances for Non-executive Directors (in US dollars)	From 1 July 2009	From 1 July 2010	From 1 July 2011	From 1 July 2012	From 1 July 2013
Base annual fee	140,000	154,000	170,000	170,000	170,000
Plus additional fees for:
Senior Independent Director of BHP Billiton Plc	30,000	35,000	48,000	48,000	48,000
Committee Chair:
Risk and Audit	50,000	55,000	60,000	60,000	60,000
Finance (1)	–	–	–	60,000	60,000
Remuneration	35,000	40,000	45,000	45,000	45,000
Sustainability	35,000	40,000	45,000	45,000	45,000
Nomination	No additional fees	No additional fees	No additional fees	No additional fees	No additional fees
Committee membership:
Risk and Audit	25,000	30,000	32,500	32,500	32,500
Finance (1)	–	–	–	32,500	32,500
Remuneration	20,000	25,000	27,500	27,500	27,500
Sustainability	20,000	25,000	27,500	27,500	27,500
Nomination	No additional fees	No additional fees	No additional fees	No additional fees	No additional fees
Travel allowance: (2)
Greater than 3 but less than 10 hours	7,000	7,000	7,000	7,000	7,000
10 hours or more	15,000	15,000	15,000	15,000	15,000
Chairman’s remuneration	1,000,000	1,000,000	1,100,000	1,100,000	1,100,000

(1)	The Finance Committee was created on 23 April 2012, and the fees shown are annualised and commenced from that date.

(2)	In relation to travel for Board business, the time thresholds relate to the flight time to travel to the meeting location (i.e. one way flight time). Until 30 June 2011, the time frames were ‘Greater than 3 but less than 12 hours’ and ‘12 hours or more.

6.3    Remuneration implementation report

This section of the report shows the impact of the remuneration policy in FY2013 and how actual performance outcomes link to remuneration outcomes.

Remuneration outcomes for GMC members

6.3.1    Total actual remuneration of the CEO

This section shows a single figure of actual remuneration as described under the new UK requirements, the reporting in accordance with which will be effective from BHP Billiton’s FY2014 Remuneration Report.

US dollars (’000)			Pension contribution	Other benefits	STI		LTI	Total
		Base salary			Cash	Deferred equity
Andrew Mackenzie	FY2013	242	60	702	128	128	1,208	2,468
Marius Kloppers	FY2013	1,906	762	72	1,442	1,442	10,367	15,991

	FY2012	2,201	880	109	0	0	12,902	16,092

The data included in the above table is determined according to incoming UK requirements and reports only remuneration relating to performance of the services of an Executive Director for the current year and prior year.

For Andrew Mackenzie in FY2013, this means disclosure of the following amounts for the time served as CEO and as an Executive Director:

•	Base salary: actual cash salary earned from 10 May to 30 June 2013.

•	Pension contribution: the Company’s contribution to pension plans during the same period at 25 per cent of base salary.

•	Other benefits: pro-rated portion of all benefits paid during FY2013, plus the full amount of the relocation allowance paid in respect of Mr Mackenzie’s move from the United Kingdom to Australia (refer to section 6.4.1).

•	STI: a pro-rated portion of Mr Mackenzie’s STI for FY2013, to reflect the period from 10 May to 30 June 2013, provided in cash or deferred in respect of performance for FY2013.

•	LTI: a pro-rated portion of the value of 243,126 LTIP awards that vested on 22 August 2013, to reflect the period from 10 May to 30 June 2013, as described in section 6.3.4. The total face value of those awards and the associated DEP on the date of vesting and exercise was US$8,480,000.

For Marius Kloppers in FY2013, the amounts disclosed are similarly for the time served as CEO and as an Executive Director from 1 July 2012 to 10 May 2013.

With the exception of pro-rating for time as an Executive Director for Mr Mackenzie, the base salary, pension contribution, other benefits and cash STI amounts shown in the table therefore correspond to the similar columns in the table in section 6.4.1 under Australian disclosure requirements. The values shown above for deferred equity STI and LTI do not correspond to those shown in table 6.4.1 as that table uses a methodology based on amortised IFRS fair values (as described in section 6.4.1).

6.3.2    Fixed remuneration

Base salary

The increase in base salary for Andrew Mackenzie was effective 10 May 2013 upon his appointment as CEO. Changes in base salary for Mike Henry and Graham Kerr reflect their expanded roles, given to them by the new CEO, as a consequence of the GMC restructure effective 10 May 2013. These base salary changes apply from 1 September 2013.

Non-statutory table: Base salary amounts in the table below are effective 1 September and are not linked to any specific financial year. They therefore do not match with the 1 July 2012 to 30 June 2013 salaries shown in section 6.4.1.

US dollars (’000)	1 September 2011	1 September 2012	% change	1 September 2013	% change
Andrew Mackenzie	1,200	1,200	0.0	1,700	41.7
Peter Beaven (1)	–	–	–	1,000	–
Dean Dalla Valle (1)	–	–	–	1,000	–
Geoff Healy (2)	–	–	–	1,000	–
Mike Henry	1,000	1,000	0.0	1,100	10.0
Graham Kerr	1,000	1,000	0.0	1,100	10.0
Jane McAloon (1)	–	–	–	750	–
Daniel Malchuk (1)	–	–	–	850	–
Jimmy Wilson (1)	–	–	–	1,000	–
Karen Wood (3)	1,006	1,006	0.0	1,000	(0.6)
Marius Kloppers (4)	2,215	2,215	0.0	–	–
Alberto Calderon (4)	1,144	1,144	0.0	–	–
Marcus Randolph (4)	1,279	1,279	0.0	–	–
J Michael Yeager (4)	1,290	1,290	0.0	–	–

(1)	For Peter Beaven, Dean Dalla Valle, Jane McAloon, Daniel Malchuk and Jimmy Wilson, the table shows the base salary effective from 10 May 2013, for their new roles as GMC members. Their base salaries prior to this time are not applicable for the purposes of the Remuneration Report.

(2)	For Geoff Healy, the table shows the base salary applicable from 3 June 2013, when he commenced employment with BHP Billiton.

(3)	The base salary change for Karen Wood was effective from 10 May 2013.

(4)	Marius Kloppers, Alberto Calderon and Marcus Randolph retired from the GMC, effective from 10 May 2013 and J Michael Yeager has retired from BHP Billiton, effective from 8 July 2013. Their 1 September 2013 base salaries are therefore not applicable for the purposes of the Remuneration Report.

Pension contribution

The table below sets out the pension or superannuation contribution applicable to each individual for their time as a member of the GMC under defined contribution arrangements.

Name	% of base salary	Name	% of base salary
Andrew Mackenzie (1)	36.0 to 25.0	Daniel Malchuk	25.0
Peter Beaven	25.0	Jimmy Wilson	25.0
Dean Dalla Valle	25.0	Karen Wood (1)	34.4 to 25.0
Geoff Healy	25.0	Marius Kloppers (2)	40.0
Mike Henry	25.0	Alberto Calderon	35.0
Graham Kerr	25.0	Marcus Randolph	34.0
Jane McAloon	25.0	J Michael Yeager	35.8

(1)	The pension contribution percentage for Andrew Mackenzie and for Karen Wood changed to 25.0 per cent of base salary on 10 May 2013 and now align with the pension arrangements for other current GMC members.

(2)	Prior to his appointment as CEO, and under the terms of a pre-existing contract, Marius Kloppers had the choice of a (1) ‘defined benefit’, (2) ‘defined contribution’ underpinned by a defined benefit promise, or (3) ‘cash in lieu’ pension entitlement for each year since 1 July 2001. He elected to take cash in lieu for each year except for FY2004 when he elected to take a defined contribution entitlement with a defined benefit underpin. Mr Kloppers retains the option to convert the entitlement accrued in the defined contribution fund to a defined benefit entitlement for that one year. Upon his succession as CEO on 1 October 2007, Mr Kloppers relinquished all future defined benefit entitlements.

Up until 2011 the value of his defined contribution entitlement exceeded, or was only marginally lower than, the transfer value of the defined benefit underpin that he would be entitled to should he revert to the defined benefit promise, and as such the entitlement was treated on a defined contribution basis. However, as measured at 30 June 2012, the transfer value of the underpin was significantly greater than the defined contribution fund and therefore a disclosure was provided for the defined benefit promise. The transfer value of the underpin at 10 May 2013 (US$898,303) is also significantly greater than the defined contribution fund (US$623,278), and as such the disclosure for this defined benefit promise is provided below. The actual amount that may be paid to Mr Kloppers will be recalculated on his leaving date of 1 October 2013.

US dollars	Increase in accrued pension during the year	Increase in transfer value over the year	Transfer value of total accrued pension
Accumulated total accrued pension at 10 May 2013
			at 10 May 2013	at 30 June 2012
31,967	619	119,776	898,303	778,527

The increase in accrued pension during the period is the difference between the accrued pension at the end of the previous year and the accrued pension at 10 May 2013 without any allowance for inflation. The increase in transfer value over the period is the difference between the transfer value at the end of the period and the transfer value at the beginning of the period less the contributions made to the scheme by the participant (nil), also without any allowance for inflation. The increase in accrued pension after making an allowance for inflation of 2.2 per cent was US$71 and the transfer value of that increase less the contributions made to the scheme by the participant was US$1,995.

Other benefits

The total value of benefits actually provided to each GMC member during FY2013 is shown in the statutory remuneration disclosure table in section 6.4.1.

Shareplus all-employee share purchase plan

Members of the GMC are also eligible to contribute up to US$5,000 per annum from their post-tax base salary to participate in Shareplus, the all-employee share purchase plan. More details of the plan and of the current holdings of GMC members under the plan are shown in section 6.4.7. Given the nature of the plan, no performance conditions apply to the shares allocated under Shareplus, although a service condition applies in respect of the Matched Shares.

For administrative simplicity in regard to stock exchange dealings and announcements, no GMC members currently participate in Shareplus. The table in section 6.4.7 shows Shareplus holdings previously accumulated by members of the GMC, including during the period before they became members of the GMC.

The Remuneration Committee does not consider the value of these benefits when determining total remuneration. An IFRS fair value is ascribed to any Matched Shares and included in remuneration as described in section 6.4.1.

6.3.3    Short-term incentives

FY2013 performance measures and outcomes under the GIS

STI outcomes for FY2013 have been determined under the GIS program, with the new STIP effective from FY2014. The GMC scorecard for the FY2013 performance year is shown below. The level of achievement against each of the non-individual measures for the FY2013 performance year as determined by the Remuneration Committee is described below the table.

A performance range is set for each measure with the level of performance determined as:

•	Threshold: the minimum necessary to qualify for any award.

•	Target: where the performance requirements are met.

•	Stretch: where the performance requirements are exceeded.

•	Exceptional: where the performance requirements are significantly exceeded.

This scorecard applies for each member of the GMC as shown in the table footnotes. As each new member of the GMC has been in their new role for only a short period, their performance for FY2013 has been assessed against their prior scorecard in their previous role for the whole of FY2013 and in accordance with the Group structure in place at the commencement of FY2013. These scorecards were based on similar elements as those measured under the GMC scorecard shown below, in that they comprised measures in regard to HSEC, financial and production outcomes, corporate citizenship and individual contribution as applicable to each individual’s previous non-GMC role within the Group. Geoff Healy is not eligible for any FY2013 STI assessment or award as he joined BHP Billiton within the last month of the performance year.

(1)	Applicable weightings for Marius Kloppers to 10 May 2013.

(2)	Applicable weightings for Andrew Mackenzie and J Michael Yeager for the whole of FY2013 and for Marcus Randolph and Alberto Calderon to 10 May 2013.

(3)	Applicable weightings for Mike Henry, Graham Kerr and Karen Wood for the whole of FY2013.

Health, Safety, Environment and Community (HSEC)

As it has done for several years, the Remuneration Committee sought guidance from the Sustainability Committee on HSEC performance for FY2013. In the first instance, the Sustainability Committee reviewed performance against the designated measures (derived from the Group’s HSEC public targets set out on page 5 of the Group’s Sustainability Report) set at the beginning of FY2013. Following the assessment against the designated measures, the Remuneration Committee also considered it appropriate to then take a holistic view of how the Group has performed in critical areas. This approach is consistent with that of prior years.

The Sustainability and Remuneration Committees reflected deeply on the tragic loss of three lives during FY2013 – one in Petroleum, one in Metallurgical Coal and one in Base Metals. We remain committed to eliminating fatalities from our Company and we continue to maintain an ever-vigilant focus on safety and fatality prevention through leadership and effective processes. These elements were paramount in the Committees’ considerations when determining the STI outcomes for the Group and the prior businesses. In conjunction with these considerations, both Committees noted improved performance on TRIF across the Group and also solid outcomes emanating from the Company’s endeavours in respect of HSEC risk management and health. However, outcomes in respect of environment, particularly greenhouse gas and water abatement, lagged expectations in several businesses.

The overall Group result for HSEC fell short of expectations (marginally below Target), with differentiated levels of HSEC performance across the businesses:

•	Petroleum HSEC performance against targets set was below expectations (between Threshold and Target). Despite reporting significant improvement in TRIF safety performance at our Onshore US shale asset, the occurrence of a fatality and below target performance in the areas of health and environment resulted in the assessment of overall performance being below target.

•	Ferrous & Coal and Non-Ferrous were considered marginally below expectations (marginally below Target), with a fatality in each and below target performance in the environment area, partly offset by strong performance in respect of health outcomes.

•	Aluminium & Nickel was considered marginally above expectations (marginally above Target), with on-track outcomes, on average, across a range of HSEC categories.

Profit After Tax (PAT)

For the reasons noted below in respect of EBIT, in combination with unfavourable impacts against the Group’s bottom line of funding costs and taxation against targets, the Group PAT was below expectations (between Threshold and Target).

Earnings Before Interest and Tax (EBIT)

EBIT performance for the businesses against the targets set at the commencement of the year was varied:

•	Petroleum – below target (between Threshold and Target), with lower production volumes than expected at the commencement of the year.

•	Ferrous & Coal – above targets set at the start of the year and was rated highly (at Stretch), primarily due to positive results in respect of FY2013 Iron Ore production volumes.

•	Non-Ferrous – below expectations (between Threshold and Target) as a consequence of below-target performance on production volumes and cost management.

•	Aluminium & Nickel – above expectations (between Target and Stretch) as a consequence of above-target performance on cost management.

Capital management

Performance in respect of capital project management metrics varied for FY2013. The overall Group outcome was positive for capital cost performance (between Target and Stretch), reflecting strong cost management on several major projects, partly offset by some capital projects taking slightly longer than expected (marginally below Target). In relation to the businesses:

•	Petroleum – performed in line with expectations on capital cost performance (marginally above Target), offset by below-expectation performance on capital schedule performance metrics (marginally below Target).

•	Ferrous & Coal – performed positively on capital cost performance (at Stretch), but performed less well on schedule performance metrics (marginally below Target).

•	Non-Ferrous – performed below expectations on capital cost (between Threshold and Target) and better than expected on schedule performance metrics (marginally above Target).

•	Aluminium and Nickel – there were no major capital projects in execution for Aluminium and Nickel during FY2013.

These outcomes reflect the varied cost and schedule outcomes for the 23 major projects in the portfolio at the commencement of FY2013.

Individual measures

Individual measures for GMC members are determined at the commencement of the financial year. The Group Chairman determines the measures for the CEO, and the CEO determines measures for remaining GMC members. These comprise each individual’s contribution to the GMC, delivery against projects and initiatives within the scope of his or her role, and his or her contribution to the overall performance of the Group. Personal performance of GMC members was reviewed against these measures by the Committee and, on average, was considered marginally above expectations (marginally above Target).

STI awards for the FY2013 performance year under the GIS

The following table shows the amount of at risk remuneration awarded by the Remuneration Committee as STI awards as a result of Group, Business and individual performance against the above scorecard objectives for the FY2013 performance year (with comparative prior year data).

The Deferred Share and/or Option awards shown in the table have not yet delivered any realised value to the serving executives, as they generally do not vest and cannot be exercised for at least two years from the end of the relevant performance year, i.e. the FY2013 awards are expected to vest in August 2015. Different vesting treatment may apply for executives who leave the Group under specific circumstances and where an individual leaves BHP Billiton prior to the normal allocation date of the equity awards, they may instead receive an award in cash.

Non-statutory table: Cash STI awards shown below are the same as those reported in section 6.4.1, but this table shows the market value of the Deferred Shares and/or Options at the time of allocation (rather than amortising the IFRS fair value of each award over the relevant performance and service periods as per accounting standards).

US dollars (’000)	FY2012 Cash STI	FY2012 Deferred Shares and Options (1)	FY2012 Total	% of max FY2012	FY2013 Cash STI	FY2013 Deferred Shares and Options (1)	FY2013 Total	% of max FY2013
Andrew Mackenzie (2)	630	630	1,260	33	899	899	1,798	47
Peter Beaven (3)	–	–	–	–	77	77	154	53
Dean Dalla Valle (3)	–	–	–	–	60	60	120	45
Geoff Healy (4)	–	–	–	–	–	–	–	–
Mike Henry	474	474	948	50	817	817	1,634	51
Graham Kerr	474	474	948	50	897	897	1,794	56
Jane McAloon (3)	–	–	–	–	41	41	82	48
Daniel Malchuk (3)	–	–	–	–	51	51	102	48
Jimmy Wilson (3)	–	–	–	–	75	75	150	48
Karen Wood	561	561	1,122	35	741	741	1,482	46
Marius Kloppers (5)(6)	0	0	0	0	1,442	1,442	2,884	47
Alberto Calderon (6)	603	603	1,206	33	784	784	1,568	50
Marcus Randolph (6)	893	893	1,786	44	853	853	1,706	49
J Michael Yeager (5)	0	0	0	0	885	885	1,770	43

Average (7)				31				48

(1)	The Deferred Shares and/or Options have the same values as the corresponding cash award. The actual number of Deferred Shares allocated is determined by dividing the relevant value by the share price at the time of allocation. The number of Options required to provide an approximately equivalent value will also be determined (should any members of the GMC nominate this alternative, or a combination of Deferred Shares and Options) based on a valuation conducted by Kepler Associates. The values shown in the FY2013 Deferred Shares and Options column for those individuals who are leaving or have left BHP Billiton prior to the normal allocation date in December 2013 (after the AGMs) represents their notional entitlement to Deferred Shares and Options had they remained in employment at the allocation date. As described in section 6.3.5, these individuals will receive their FY2013 GIS award (pro-rated for the portion of the year served as a GMC member) wholly in the form of cash. These cash awards are not subject to any further deferral.

(2)	The STI outcome shown for Andrew Mackenzie is based on his performance against his scorecard as Group Executive and Chief Executive – Non-Ferrous. It was also calculated as a percentage of Mr Mackenzie’s base salary in his previous role of Group Executive and Chief Executive – Non-Ferrous as per the rules of the GIS. He will be assessed against the CEO scorecard from FY2014.

(3)	The STI maximums and outcomes shown for new members of the GMC appointed on 10 May 2013 are based on their performance against their prior scorecard in their previous non-GMC roles for the whole of FY2013 and also on their base salary in those roles (pro-rated for GMC service). They will be assessed against their GMC scorecards from FY2014. These new members of the GMC have received their cash and will receive their equity-based STI awards for FY2013 up to 9 May 2013 under the management Group Short Term Incentive Plan (GSTIP), which applied to their previous non-GMC positions, and under the GIS in respect of the period in their new GMC positions from 10 May 2013 to 30 June 2013.

(4)	As Geoff Healy’s employment with BHP Billiton commenced on 3 June 2013, he is not eligible for an STI outcome in respect of FY2013.

(5)	As a result of the impairment against the carrying value of Fayetteville shale gas assets acquired from Chesapeake Energy in March 2011, both Marius Kloppers and Mike Yeager advised the Committee that they did not wish to be considered for a STI award for FY2012. The Committee and the Board respected and agreed with that decision.

(6)	The STI maximums and outcomes shown for Marius Kloppers, Alberto Calderon and Marcus Randolph are based on the period from 1 July 2012 to 10 May 2013. No STI has been earned by these individuals for the period after their retirement from the GMC.

(7)	This simple (unweighted) average percentage of maximum is graphed against Group earnings later in this section and includes only the GMC members in office at 30 June 2013 (that is, it excludes Mr Kloppers, Mr Calderon and Mr Randolph).

Relationship between STI outcomes and Group performance

The following graphs are included as part of satisfying an Australian disclosure requirement to show the relationship between KMP remuneration and performance, including earnings.

As described earlier in this section, STI awards for members of the GMC are based on a balanced scorecard of key performance measures. A substantial component of each scorecard is based on measures that will drive the long-term success and sustainability of the Group, but which may not have a direct correlation to annual profitability.

Only a proportion of STI outcomes are directly related to financial measures, and that proportion varies for different members of the GMC. The profit measure used for calculating scorecard outcomes (as defined earlier in this section) is not the same as the disclosed profit attributable to shareholders used in the graph below.

Due to the factors described above, some correlation between STI outcomes and the measures used in the graphs below is evident over the last five years, but there is no guarantee that this will be the case in the future. Further details of the Group’s attributable profit and basic earnings per share over the past five years can be found in section 1.6.1.

FY2014 performance measures under the STIP

The performance measures and weightings set out in the table below have been set by the Remuneration Committee for FY2014. The measures and weightings for FY2014 differ in certain respects from those used in FY2013, as FY2014 measures and weightings reflect the priorities set for GMC members for FY2014.

	Category weightings	Weighting for CEO and functional GMC members		Weighting for GMC members with Business responsibility
HSEC • Fatalities, environmental and community incidents • Total recordable injury frequency (TRIF) • HSEC risk management • Health, environment and community	20%		20%	20%
Financial outcomes • PAT for the Group (adjusted for foreign exchange movements, commodity prices and exceptional items)	40%	Group	40%	20%

• EBIT for the relevant Business(es) (adjusted for foreign exchange movements, commodity prices and exceptional items)		Business	0%	20%

Capital management • Cost and schedule	20%	Group	20%	10%

		Business	0%	10%
Individual performance • Individual measures based on contribution to the overall performance of the Company and the management team, key deliverables of each role, including productivity and cost improvement, enhanced stakeholder relations and portfolio optimisation	20%		20%	20%

6.3.4    Long-term incentives

FY2013 LTI granted in December 2012

The following table shows the LTI awards provided as part of total remuneration for FY2013, and allocated in December 2012 following approval of the CEO’s award by shareholders at the AGMs (with comparative prior year data). During FY2013, and before their appointment as members of the GMC, all new members of the GMC other than Geoff Healy received awards under the Management Award Plan (MAP), as shown in section 6.4.6. The first awards under the LTIP for these GMC members and for Geoff Healy will be determined by the Remuneration Committee and allocated in December 2013, along with FY2014 awards for the other members of the GMC.

The maximum award under the LTIP for FY2013 granted December 2012 was a fair value of 200 per cent of base salary as at 1 September 2012 (as set out in the table in section 6.2.10).

Non-statutory table: LTI awards shown below are included in the table in section 6.4.1, but this table shows the face value and fair value of the awards as described above (rather than amortising the IFRS fair value of each award over the relevant performance and service periods as per accounting standards).

Name	Number of Performance Shares allocated in December 2011	US dollars (’000) December 2011		% of max December 2011	Number of Performance Shares allocated in December 2012	US dollars (’000) December 2012		% of max December 2012
		Face value	Fair value (1)			Face value	Fair value (2)
Andrew Mackenzie	146,510	4,400	1,804	75	140,326	4,400	1,804	75
Mike Henry	–	–	–	–	121,179	3,800	1,558	78
Graham Kerr	–	–	–	–	108,939	3,800	1,558	78
Karen Wood	85,027	3,146	1,290	64	90,234	3,146	1,290	64
Marius Kloppers	226,721	8,393	3,441	78	240,603	8,393	3,441	78
Alberto Calderon	146,510	4,400	1,804	79	140,326	4,400	1,804	79
Marcus Randolph	119,603	4,427	1,815	71	126,926	4,427	1,815	71
J Michael Yeager	119,603	4,427	1,815	70	126,926	4,427	1,815	70

Average				73				74

(1)	December 2011 fair values are calculated by multiplying the average closing share price (in US dollars) over the three months up to and including the grant date (being A$36.54 for BHP Billiton Limited shares and £19.06 for BHP Billiton Plc shares) by the fair value factor of 41 per cent (as determined by Kepler Associates). The fair value for each executive therefore reflects the number of Performance Shares allocated, the entity over which they apply and the relevant exchange rates (where applicable).

(2)	December 2012 fair values are calculated in the same way as described in footnote (1) above, except that average closing share prices for the three months up to and including the grant date were A$33.64 for BHP Billiton Limited shares and £19.53 for BHP Billiton Plc shares.

A description of the performance conditions applying to the LTI Performance Shares is set out in the table in section 6.2.10. The index of peer group companies since 2007 is shown below. The list of peer group companies is reviewed by the Committee prior to each LTI award being allocated.

	December 2007 to 2009	December 2010 to 2012
Resources (75%)
Alcoa	x	x
Anglo American	x	x
Cameco	x	x
Freeport McMoRan	x	x
Norilsk	x	x
Peabody Energy	x	x
Rio Tinto	x	x
Southern Copper	x	x
Teck Cominco	x	x
Vale	x	x
GlencoreXstrata (1)	x	x

	December 2007 to 2009	December 2010 to 2012
Oil and Gas (25%)
Apache	x	x
BG Group	x	x
BP		x
Devon Energy	x	x
Exxon Mobil		x
Shell		x
Woodside Petroleum	x	x

(1)	GlencoreXstrata applicable in the peer group for the December 2012 LTIP award, and replacing Xstrata in the peer group for December 2007 to 2011 awards.

LTI vesting outcomes and the delivery of LTI award

The performance hurdle for the 2007 and 2008 LTI awards requires BHP Billiton’s TSR to exceed the weighted average TSR of a group of peer companies by 5.5 per cent per annum (on average over the five years), which is 30.7 per cent over five years.

In order to derive TSR outcomes, BHP Billiton’s US$ TSR performance is compared against US$ TSR performance of the LTIP comparator group over the five-year performance period. The following factors comprise the US$ TSR calculation:

•	movements in shares prices in US$ of BHP Billiton and companies in the LTIP comparator group during the five-year performance period, based on the three-month average US$ share price to the start of the five-year performance period (three months up to and including 30 June 2008) compared to the three-month average US$ share price to the end of the five-year performance period (three months up to and including 30 June 2013). The averaging period is used to mitigate the consequences of short-term share price and exchange rate fluctuations;

•	dividends paid in US$ by BHP Billiton and companies in the LTIP comparator group during the five-year performance period, assuming that dividends paid are reinvested in the relevant company on the date the dividends were paid.

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

2008 allocations under the LTIP – tested to the end of FY2013 and vested in FY2014

The five-year performance period for the 2008 LTIP ended on 30 June 2013. For awards to vest in full, BHP Billiton must deliver a TSR that exceeds the TSR of a group of peer companies by an average of 5.5 per cent per year for five years, or 30.7 per cent in total compounded over the five-year performance period. The weighted average TSR for peer companies was negative 44.0 per cent, which compared to BHP Billiton’s TSR of negative 9.4 per cent. As a result, BHP Billiton outperformed its peer companies by 34.6 per cent, and therefore met the requisite performance hurdle for full vesting. Of the 15 peer companies, only one company recorded a TSR outcome in excess of BHP Billiton’s, and 14 peer companies recorded negative TSR performance over the five-year performance period.

The impact of the TSR outperformance by BHP Billiton over the weighted average was to add US$78 billion of shareholder value from 1 July 2008 to 30 June 2013 over and above performance in line with the weighted average of the comparators (as shown in the graphs below).

The rules of the LTIP give the Committee discretion to reduce the number of awards that will vest, notwithstanding the fact that the performance hurdle for full vesting has been met. This year, the Committee, with the support of the Board, exercised that discretion and reduced vesting by 35 per cent for all current and former participating GMC members. Accordingly, 35 per cent of awards will not vest and will instead lapse.

In doing so, the Committee took into account a range of factors, including the negative TSR over the five-year performance period that shareholders have experienced. While the Committee recognised that the TSR performance was delivered in a difficult business environment, it also felt that more closely aligning the experience of shareholders and executives was important. As always, the Committee also looked at the total remuneration for executives.

This qualitative judgement, which is applied before final vesting is confirmed, is an important risk management aspect to ensure that vesting is not simply driven by a formula that may give unexpected or unintended remuneration outcomes. While the Committee has exercised its discretion this year, based on its consideration of all relevant factors, this does not imply the discretion will or will not be exercised in future years. The Committee considers its discretion carefully each year, taking account of the circumstances that are relevant to the five-year period under consideration.

A five-year history of BHP Billiton share prices and dividends is provided in section 6.4.8.

The graph below highlights BHP Billiton’s comparative performance against the ASX 100, FTSE 100 and the MSCI World index.

CEO award outcomes under the 2008 LTIP

When Andrew Mackenzie joined BHP Billiton in 2008, he was granted 450,964 awards based on the 2008 LTIP terms.

•	225,000 of the LTIP awards were granted in the ordinary course in connection with his role as Chief Executive Non-Ferrous and reflected the grant sizes to the other business Chief Executives.

•	A further 225,964 awards (comprising 100,839 LTIP awards and 125,125 phantom LTIP awards) were granted in order to compensate him for equity awards forgone when he left his former employer (‘Sign-on Awards’). The value and quantum of the sign-on awards was calculated by the Committee’s independent adviser, Kepler Associates, and disclosed at the time.

As all of the 450,964 awards were granted on terms that mirrored the 2008 LTIP, they have now been tested against the TSR performance hurdle and are all subject to the 35 per cent reduction.

In addition, Mr Mackenzie has concluded, and the Committee agrees, that despite the out performance of BHP Billiton compared to its peer group, the value delivered through vesting of the sign-on awards would be excessive. Accordingly, Mr Mackenzie has elected to voluntarily relinquish a further 50,000 of the sign-on awards, on top of the 35 per cent reduction.

This means 243,126 of the 450,964 awards originally granted to Mr Mackenzie have vested. The 243,126 vested awards are delivered to Mr Mackenzie via 211,795 ordinary shares and a cash payment representing 31,331 phantom LTIP awards.

2007 allocations under the LTIP – tested to the end of FY2012 and vested in FY2013

As detailed in last year’s Remuneration Report, the performance period for the 2007 LTIP ended on 30 June 2012, and the 2007 LTIP vested in August 2012. The number and value of vested Performance Shares for each GMC member are provided in section 6.4.3. Over the performance period, BHP Billiton’s TSR was 41.6 per cent. In contrast, the weighted average TSR for the peer group against which the Group’s performance was measured was negative 4.0 per cent. Of the 15 peer companies, only two companies recorded TSR outcomes in excess of BHP Billiton’s 41.6 per cent TSR performance (one at 45.6 per cent and one at 41.9 per cent), and eight peer companies recorded negative TSR performance over the five-year performance period. The impact of this 45.6 per cent outperformance was to add US$75 billion of shareholder value from 1 July 2007 to 30 June 2012 over and above performance in line with the weighted average of the comparators.

Implementation of LTIP for FY2014

Within the LTIP rules, the maximum annual LTI award that can be allocated is set at a fair value of 200 per cent of the participant’s base salary. Based on a fair value factor of 41 per cent (representing the probability of vesting), this equates to a maximum face value of 488 per cent of base salary (i.e. 41 per cent of 488 per cent is 200 per cent). For the FY2014 awards, which are expected to be allocated in December 2013, the Remuneration Committee has determined that the face value of LTI awards to GMC members will be in the range 300 per cent to 400 per cent of base salary.

On the advice of the Committee, the Board has proposed an award of FY2014 Performance Shares for the CEO, with a face value of US$6,800,000 (and fair value of US$2,788,000). The face value is equal to 400 per cent of the CEO’s base salary. The same performance and service conditions will be used for the FY2014 LTI award as was used for the FY2013 LTI awards for all GMC members.

If approved by shareholders, these FY2014 Performance Shares will be granted following the AGMs (i.e. in or around December 2013). The number of Performance Shares allocated will be notified to shareholders, when provided, along with the number of Performance Shares that will be granted to the other members of the GMC on the same date in respect of FY2014 LTI.

The actual number of Performance Shares to be granted will depend on the share price and exchange rate over the 12 months up to the date of grant. As an illustration, if the Performance Shares had been granted on 30 August 2013, the number granted to the CEO would have been 196,234 Performance Shares.

LTIP peer companies for FY2014

The list of peer companies has been reviewed by the Remuneration Committee and is shown below.

Resources (75%)		Oil and Gas (25%)
Alcoa	Norilsk	Anadarko	Devon Energy
Anglo American	Peabody Energy	Apache	EOG Resources
Cameco	Rio Tinto	BG Group	Exxon Mobil
Consol Energy	Southern Copper	BP	Occidental
Fortescue Metals	Teck Cominco	Canadian Natural Resources	Shell
Freeport McMoRan	Vale	Chevron Corp	Woodside Petroleum
GlencoreXstrata		ConocoPhillips

A cap and collar mechanism is employed to reduce sensitivity to any single constituent company.

6.3.5    Arrangements for GMC members leaving the Group after 30 June 2013

The arrangements for GMC members leaving the Group are within the approval provided by shareholders at the 2011 AGMs in regard to Australian termination benefits legislation, including the provision of performance-based remuneration in accordance with the rules of the relevant short-term incentive and the long-term incentive plans.

The rules of the GIS outline the circumstances in which participants may be entitled to a cash award for the financial year in which they cease employment, and also in the event that cessation occurs after the end of the financial year but before the date the awards are provided. Such circumstances depend on the reason for leaving. The Remuneration Committee has exercised its discretion under the GIS to allow members of the GMC who have retired or are retiring from BHP Billiton prior to the normal grant date of FY2013 deferred equity awards (i.e. in December 2013 after the AGMs) to receive all of their STI award for FY2013 in the form of cash. No deferral period will apply in respect of these cash STI awards.

Marius Kloppers will retire from BHP Billiton on 1 October 2013

Until his retirement, Mr Kloppers will receive his base salary and pension contributions and any applicable benefits. He will not receive any additional payment in relation to his notice period. Upon his retirement, he will be entitled to the value of the pension and superannuation funds that he has accumulated over his 20 years with the Group.

The Remuneration Committee has determined that Mr Kloppers will receive a pro-rated FY2013 STI award in respect of his performance as CEO from 1 July 2012 to 10 May 2013, as assessed by the Committee and described in section 6.3.3. He will receive this award in the form of cash. Mr Kloppers will not be eligible to receive any STI payment for the period after 10 May 2013 until his retirement in October.

The Committee has assessed the performance of the FY2009 LTIP awards (granted December 2008) and determined vesting of these awards in August 2013, as described in section 6.3.4. The remaining LTIP awards held by Mr Kloppers, which were granted from December 2009 to December 2012, will be pro-rated, in accordance with the Group’s usual practice, to reflect the percentage of the performance period that has elapsed to 1 October 2013. The remaining LTIP awards will lapse on 1 October 2013 (further details are in section 6.1). The vesting of the retained pro-rated awards will be determined by the Committee at the relevant time in future years. The awards will only vest if the performance hurdle is met at the end of each five-year performance period, subject to the Committee’s ability to reduce vesting through its discretion under the plan rules.

J Michael Yeager retired from BHP Billiton on 8 July 2013

Mike Yeager, previously Group Executive and Chief Executive, Petroleum, retired from the GMC on 1 July 2013 and from BHP Billiton on 8 July 2013. Mr Yeager has received base salary, pension and applicable benefits up to the date of his retirement. He has received a payment of 12 months base salary and pension in lieu of his notice period, and he has also received the value of the pension and superannuation funds that he has accumulated during his service with the Group.

The Remuneration Committee determined that Mr Yeager would receive a FY2013 short-term incentive award, which was assessed by the Committee, as described in section 6.3.3. He received this award in the form of cash.

Upon his retirement, the unvested deferred shares allocated to him in respect of FY2011 vested to him in full (Mr Yeager did not receive deferred shares in FY2012), and his unvested LTIP awards were pro-rated, in accordance with the Group’s usual practice, to reflect the percentage of the performance period that had elapsed to 8 July 2013. The vesting of the retained pro-rated awards will be determined by the Committee at the relevant time in future years. The awards will only vest if the performance hurdle is met at the end of each five-year performance period, subject to the Committee’s ability to reduce vesting through its discretion under the plan rules.

Marcus Randolph retired from BHP Billiton on 2 September 2013

Until his retirement, Mr Randolph received his base salary and pension and any applicable benefits. He has received a payment of 12 months base salary and pension in lieu of his notice period and is entitled to the value of the pension and superannuation funds that he accumulated over the term of his service with the Group.

The Remuneration Committee has determined that Mr Randolph would receive a pro-rated FY2013 short-term incentive award in respect of his performance from 1 July 2012 to 10 May 2013, as assessed by the Committee and described in section 6.3.3. He received this award in the form of cash. Mr Randolph was not eligible to receive any short-term incentive payment for the period after 10 May 2013 until his retirement on 2 September 2013. In accordance with the Group’s usual practice under the GIS, Deferred Shares, which were allocated to Mr Randolph in regard to FY2012 performance (as shown in section 6.4.2), vested on 2 September 2013.

The Committee has assessed the performance of the FY2009 LTIP awards (granted December 2008) and determined vesting of these awards in August 2013, as described in section 6.3.4. The remaining LTIP awards held by Mr Randolph, which were granted from December 2009 to December 2012, were pro-rated, in accordance with the Group’s usual practice, to reflect the percentage of the performance period that had elapsed to 2 September 2013. The remaining LTIP awards lapsed on 2 September 2013. The vesting of the retained pro-rated awards will be determined by the Committee at the relevant time in future years. The awards will only vest if the performance hurdle is met at the end of each five-year performance period, subject to the Committee’s ability to reduce vesting through its discretion under the plan rules.

Alberto Calderon will leave BHP Billiton on 9 May 2014

Alberto Calderon, previously Group Executive and Chief Executive, Aluminium, Nickel & Corporate Development, retired from the GMC on 10 May 2013 and will remain as an adviser to the CEO until he leaves BHP Billiton on 9 May 2014.

In his position as adviser to the CEO, Mr Calderon will continue to receive his base salary and pension and any applicable benefits. He will not receive any additional payment in relation to his notice period when he departs on 9 May 2014. Upon his departure, he will be entitled to the value of the pension and superannuation funds that he has accumulated during his service with the Group.

The Remuneration Committee has determined that Mr Calderon will receive a pro-rated FY2013 short-term incentive award in respect of his performance as a member of the GMC from 1 July 2012 to 10 May 2013, as assessed by the Committee and described in section 6.3.3. He will receive this award in the form of cash and deferred equity. Mr Calderon will not be eligible to receive any short-term incentive payment for the period after 10 May 2013 until he leaves BHP Billiton on 9 May 2014. In accordance with the Group’s usual practice under the GIS, Deferred Shares, which were allocated to Mr Calderon in regard to FY2012 performance (as shown in section 6.4.2), will vest on his leaving date.

The LTIP awards held by Mr Calderon, which were granted from December 2009 to December 2012, will be pro-rated on his departure in May 2014 to reflect the percentage of the performance period that has elapsed to 9 May 2013. The remaining LTIP awards will lapse. In August 2013, the Committee assessed the performance of the LTIP awards granted in December 2008 and determined vesting as described in section 6.3.4. The relevant portion of Mr Calderon’s awards were lapsed (for time to 9 May 2013) before the vesting result was applied. The vesting of the other retained pro-rated awards will be determined by the Committee at the relevant time in future years. The awards will only vest if the performance hurdle is met at the end of each five-year performance period, subject to the Committee’s ability to reduce vesting through its discretion under the plan rules.

Remuneration outcomes for Non-executive Directors

6.3.6    Remuneration table

The table below has been prepared in accordance with the requirements of the UK Companies Act 2006 (and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 made thereunder) and the Australian Corporations Act 2001, and relevant accounting standards.

		Short-term benefits					Subtotal: UK Requirements for FY2013	Post-employment benefits (2)		Total: Australian requirements
US dollars (’000)		Fees	Committee Chair fees	Committee membership fees	Travel allowances	Other benefits (non- monetary) (1)		Superannuation benefits	Retirement benefits
Malcolm Broomhead	2013	170	–	60	59	2	291	12	–	303
	2012	170	–	34	45	–	249	11	–	260
John Buchanan	2013	218	45	–	59	18	340	–	–	340
	2012	218	45	–	60	6	329	–	–	329
Carlos Cordeiro	2013	170	–	28	111	2	311	–	–	311
	2012	170	–	28	105	–	303	–	–	303
David Crawford	2013	170	60	–	59	2	291	12	–	303
	2012	170	22	–	60	20	272	10	–	282
Pat Davies (3)	2013	170	–	28	111	3	312	–	–	312
	2012	14	–	2	–	–	16	–	–	16
Carolyn Hewson	2013	170	–	33	59	1	263	10	–	273
	2012	170	–	33	75	–	278	10	–	288
Lindsay Maxsted	2013	170	60	33	59	2	324	13	–	337
	2012	170	49	12	45	–	276	13	–	289
Wayne Murdy	2013	170	–	65	118	2	355	–	–	355
	2012	170	–	39	119	20	348	–	–	348
Jac Nasser	2013	1,100	–	–	103	2	1,205	–	–	1,205
	2012	1,100	–	–	89	2	1,191	–	–	1,191
Keith Rumble	2013	170	–	28	119	2	319	–	–	319
	2012	170	–	28	127	15	340	–	–	340
John Schubert	2013	170	45	28	59	–	302	12	–	314
	2012	170	45	28	67	23	333	20	–	353
Shriti Vadera	2013	170	–	33	89	1	293	–	–	293
	2012	170	–	28	60	2	260	–	–	260

(1)	Other benefits include professional fees for Directors and also reimbursements of the cost of travel, accommodation and subsistence for Directors’ spouses.

(2)	In respect of superannuation benefits, BHP Billiton Limited makes superannuation contributions of nine per cent of fees paid in accordance with Australian superannuation legislation (increasing to 9.25 per cent of fees paid in FY2014).

(3)	FY2012 remuneration for Pat Davies relates to part of that year only, as he joined the Board during the year. His date of appointment is shown in section 4.1.

6.4    Statutory disclosures

This section provides details of any additional statutory disclosures required by Australian or UK regulations that have not been included in the previous sections of the Remuneration Report.

Statutory remuneration disclosures for GMC members

6.4.1    Remuneration table

The table below has been prepared in accordance with the requirements of the UK Companies Act 2006 (and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 made thereunder) and the Australian Corporations Act 2001 and relevant accounting standards. Remuneration data for all KMP are pro-rated for the periods of FY2012 and FY2013 that each individual served as a member of the GMC. An explanation of the share-based payments terms used in the table is provided following the table and associated footnotes.

The figures provided in the shaded columns of the statutory table below for share-based payments were not actually provided to the KMP during FY2013. These amounts are calculated in accordance with accounting standards and are the amortised IFRS fair values of equity and equity-related instruments that have been granted to the executives, either in relation to FY2013 performance or that of prior financial years. Please refer to sections 6.3.3, 6.3.4 and the remainder of this section for information on awards allocated during FY2012 and FY2013.

		Short-term benefits				Subtotal: UK requirements for FY2013	Post- employment benefits	Share-based payments (6)		Total: Australian requirements
US dollars (’000)		Base Salary (1)	Annual cash incentive (2)	Non- monetary benefits (3)	Other benefits (4)		Retirement benefits (5)	Value of STI and Shareplus awards (7)	Value of LTI awards (8)
Executive Directors
Andrew Mackenzie	2013	1,271	899	10	700	2,880	431	902	888	5,101
	2012	1,183	630	14	–	1,827	426	972	1,782	5,007
Marius Kloppers (9)	2013	1,906	1,442	76	–	3,424	763	1,590	4,421	10,198
	2012	2,201	–	109	–	2,310	880	1,476	5,155	9,821
Other GMC members
Peter Beaven (9)	2013	143	77	1	–	221	36	69	159	485
Alberto Calderon (9)	2013	981	784	41	–	1,806	342	1,574	2,178	5,900
	2012	1,137	603	56	175	1,971	398	964	2,442	5,775
Dean Dalla Valle (9)	2013	143	60	–	100	303	35	62	119	519
Geoff Healy (9)	2013	77	–	–	–	77	19	–	–	96
Mike Henry	2013	1,000	817	11	700	2,528	250	687	1,231	4,696
	2012	592	474	14	87	1,167	148	298	422	2,035
Graham Kerr	2013	1,000	897	4	–	1,901	250	642	1,285	4,078
	2012	592	474	41	161	1,268	148	284	528	2,228
Jane McAloon (9)	2013	106	41	–	–	147	27	42	76	292
Daniel Malchuk (9)	2013	121	51	3	475	650	31	42	64	787
Marcus Randolph (9)	2013	1,097	853	56	–	2,006	372	1,398	2,190	5,966
	2012	1,271	893	58	–	2,222	432	1,114	2,607	6,375
Jimmy Wilson (9)	2013	143	75	–	–	218	35	77	159	489
Karen Wood	2013	1,005	741	16	–	1,762	333	740	1,881	4,716
	2012	1,000	561	15	–	1,576	344	815	1,951	4,686
J Michael Yeager (9)	2013	1,290	885	17	99	2,291	462	1,268	2,554	6,575
	2012	1,281	–	20	104	1,405	459	856	2,583	5,303

(1)	Base salaries are generally reviewed on 1 September each year, although during FY2013 changes were made at various times as a result of change to the GMC structure during the year. Amounts shown in this table reflect the amounts paid over the 12-month period from 1 July to 30 June each year pro-rated for time served on the GMC. All GMC base salaries are expressed and denominated in US dollars. More detail on base salaries is provided in sections 6.2.10 and 6.3.2.

(2)	Annual cash incentive is the cash portion of STI awards earned in respect of performance during each financial year as described in sections 6.2.10 and 6.3.3. Section 6.3.3 shows the STI award earned as a percentage of the maximum award, where the maximum possible award is 100 per cent. The remaining portion of the 100 per cent maximum has not been earned (i.e. it has been ‘forfeited’). The minimum possible value awarded is nil. Actual payments are made in September, once performance has been assessed, e.g. in September 2013 for FY2013 awards or upon cessation of employment if earlier. The equity portion of STI awards is described in footnote (6) below.

(3)	Non-monetary benefits are non-pensionable and include such items as health and other insurances and fees for tax return preparation (in multiple jurisdictions, to a capped amount).

(4)	Other benefits are non-pensionable and include relocation allowances provided to Andrew Mackenzie, Mike Henry and Daniel Malchuk in regard to their international relocations, and to Dean Dalla Valle in regard to his domestic relocation. These allowances are provided under the Group’s global mobility policy and are ’one-off’ payments with no trailing entitlements. Other benefits also include payment of US$99,202 in lieu for leave accrued but not taken by Mr Yeager in FY2013, as US-based Group executives are not allowed to roll forward annual leave entitlements from one financial year to the next.

(5)	Retirement benefits are calculated as a percentage of base salary for each GMC member, as set out in the table in section 6.3.2.

(6)	The percentage of the total remuneration for FY2013, which is made up of options and rights (excluding Geoff Healy who has not yet received any allocations), ranges from 13 per cent for Daniel Malchuk to 64 per cent for Alberto Calderon

(7)	The amounts shown in this column are described below these footnotes. They may include awards paid in the form of cash where the individual ceases employment prior to the scheduled allocation date of the awards, e.g. in December 2013 for FY2013 awards. Section 6.3.3 shows the STI awards earned as a percentage of the maximum award, where the maximum possible award is 100 per cent. The remaining portion of the 100 per cent maximum has not been earned (i.e. it has been ‘forfeited’). These share-based payments may also be forfeited after allocation in specific circumstances as described in section 6.2.10 and therefore, the minimum possible value of the awards is nil. The maximum possible value cannot be determined as it depends on future share price movements, but is estimated by the IFRS fair value used for accounting purposes in this table. At the date of this Annual Report, GMC members had not made their elections for Deferred Shares and/or Options in regard to FY2013 GIS awards. No GMC members elected to receive Options in respect of FY2012 awards. The actual number of Deferred Shares allocated in respect of FY2012 awards is shown in section 6.4.2. Section 6.4.7 also describes the Shareplus program and the rights to acquire Matching Shares are included as share-based remuneration in the table.

(8)	The amounts shown in this column are described below these footnotes. Section 6.3.4 shows the LTI provided as a percentage of the maximum award, where the maximum possible award is 100 per cent. The remaining portion of the 100 per cent maximum has not been earned (i.e. it has been ‘forfeited’). These share-based payments may also be forfeited after allocation in specific circumstances as described in section 6.2.10 and therefore the minimum possible value of the awards is nil. The maximum possible value cannot be determined as it depends on future share price movements, but is estimated by the IFRS fair value used for accounting purposes in this table. Details of individual awards are set out in the table in section 6.4.3 and 6.4.6. This column also includes the amount allocated to remuneration for each year in respect of awards received by Mr Mackenzie on commencement of employment with BHP Billiton, the vesting outcomes of which are described in section 6.3.4. These awards, are in the form of Performance Shares allocated on 4 December 2008 as shown in the table in section 6.4.3 and conditional rights to receive cash sums under two phantom awards, which are treated as cash-settled share-based payments and are included in this column for the purposes of remuneration. The awards were approved by the Remuneration Committee for the purposes of compensating Mr Mackenzie for awards forgone by him as a result of leaving his former employer. The awards were subject to performance and/or service conditions. The value and nature of the awards were determined by the Committee as being an equivalent fair value as that forgone by Mr Mackenzie under the at risk remuneration arrangements operated by his former employer. In valuing the awards, the Committee sought the advice of its independent adviser, Kepler Associates. Full details of the awards were disclosed in the FY2009 Annual Report.

(9)	All remuneration details for FY2013 are for the part of the year relating to service as members of the GMC. This includes the amount of base salary and retirement benefits provided for the part of the year as members of the GMC, and the relevant portions of non-monetary benefits and of annual relocation allowances which were paid in relation to international moves prior to their appointment as members of the GMC. The amount shown as annual cash incentive is the amount of cash STI paid for performance for the period as GMC members. The amounts included in share-based payments include the amortised IFRS fair value of awards provided under the MAP and GSTIP equity plans and as Shareplus Matched Shares prior to appointment as members of the GMC.

The value of STI and Shareplus awards shown in the table includes:

•	the estimated IFRS fair value of Deferred Shares and Options provided as equity or cash settled share-based payments under the GIS and GSTIP as shown in sections 6.4.2 and 6.4.5. The IFRS fair value of the Deferred Shares and Options is estimated at grant date by discounting the total value of the shares that will be issued in the future using the risk-free interest rate for the period to the date of award. Participants who are provided with awards under the GIS are entitled to a DEP in lieu of the dividends that would have been payable on ordinary BHP Billiton shares over the period from the allocation date to the time their award vests or is exercised and they receive ordinary shares in BHP Billiton. Prior to FY2011 awards, a similar DEP entitlement applied to GSTIP Deferred Shares and Options. This is not the case with awards allocated since October 2011. From FY2011, there was a change in accounting policy to account for the DEP from cash-settled to equity-settled. Deferred Shares and Options are awarded to participants following the relevant AGMs (awards to the CEO are subject to shareholder approval). If employment ceases prior to that scheduled allocation of equity awards, the value of the awards may be provided in cash, but would still be included in this column of table 6.4.1. Once awarded, the only vesting condition is for participants to remain in employment for two further years. Accordingly, the number of securities (if any) that will ultimately vest cannot be determined until the service period has been completed. The estimated IFRS fair value of the Deferred Shares and Options forms part of the STI at risk remuneration appearing throughout this Remuneration Report. The IFRS fair value of Deferred Shares and Options is apportioned to annual remuneration based on the expected future service period, which is normally three years. The vesting of Deferred Shares and Options may be accelerated in the event of leaving the Group, in which case the expected future service period is amended;

•	the estimated IFRS fair value of rights to Matching Shares acquired during each share purchase period under the Shareplus program, as described in section 6.4.7. These rights are acquired on each of the quarterly share purchase dates under the program (grant dates), and the IFRS fair value is apportioned to annual remuneration based on the future service period required for the Matching Shares to be allocated (i.e. the vesting date of the rights). Where entitlements to the Matching Shares are accelerated on leaving the Group, the expected future service period is amended.

The value of LTI awards shown in the table includes:

•	Performance Shares allocated under the LTIP, Restricted Shares under the MAP and Performance-conditional Restricted Shares awarded as Transitional GMC grants as shown in sections 6.4.3, 6.4.4 and 6.4.6 are defined as equity-settled share-based payments. The amount in respect of each LTI award is the estimated IFRS fair value of the Performance Shares as determined by Kepler Associates using a Monte Carlo simulation methodology taking account of the performance hurdle, the term of the award, the share price at grant date, the expected price volatility of the underlying share, the risk-free interest rate for the term of the award and the value of the DEP that will be received on exercise of the award. The IFRS fair value of each award is apportioned to annual remuneration in equal amounts to each of the years in the expected future service period, which is normally five years. Where entitlements to Performance Shares are preserved on leaving the Group, the expected future service period is amended.

Equity awards

The following sections set out the interests held by members of the GMC under the Group’s equity plans. Each equity award is a conditional right to acquire one ordinary share in BHP Billiton Limited or in BHP Billiton Plc upon satisfaction of the vesting conditions. The vesting conditions will include performance and/or service requirements as relevant to the purpose of the award and as described in each of the following sections. The value of awards over BHP Billiton Limited shares is shown in Australian dollars and of securities over BHP Billiton Plc shares in Sterling.

The awards are not ordinary shares and do not carry entitlements to ordinary dividends or other shareholder rights. Dividends are not received by the executives during the vesting period. Unless stated otherwise in the following sections, a DEP (as described in section 6.2.10) is provided to cover the period between grant and the provision of the ordinary shares to the holder. A DEP is only provided in relation to awards that have vested upon satisfaction of the relevant conditions. This payment is not made in relation to any securities that are forfeited during the vesting period.

The Securities Dealing Group Level Document governs and restricts dealing arrangements and the provision of shares on vesting or exercise of awards.

Equity awards provided for GMC service

6.4.2    STI awards of Deferred Shares and Options under the GIS

Awards under the GIS will not deliver any value to the holder for at least two years from the beginning of the financial year in which they are granted (unless the executive’s employment with the Group ends earlier in specific circumstances, such as on death, serious injury, disability or illness, retirement with the agreement of the Company and redundancy/retrenchment).

The terms and conditions of the GIS are largely the same as those of the new STIP, as set out in section 6.2.10, which will replace the GIS from FY2014. The main differences as noted throughout section 6.2.10 are:

•	the maximum potential award under the GIS is 320 per cent of base salary (240 per cent under the new STIP);

•	DEP is provided in cash under the GIS (intended to be provided in shares under the new STIP);

•	GIS awards vest in full on cessation of employment in circumstances, including retirement and redundancy (awards remain unvested under the new STIP until the scheduled vesting time);

•	the malus and clawback provisions are strengthened in the new STIP.

Each employee may nominate to receive GIS awards in the form of Options or in the form of Deferred Shares or a combination thereof. The Options have an exercise price determined by the weighted average price at which BHP Billiton shares were traded over the one week up to and including the date of grant. This is the amount payable by the individual to exercise each Option. A greater number of Options are therefore allocated if an executive chooses this alternative.

Name	Date of grant	Option exercise price payable	At 1 July 2012	Granted	Vested	Lapsed	Exercised	At 30 June 2013	Date award may vest and become exercisable (1)	Market price on date of grant (2)	Market price on date of vesting (3)	Market price on date of exercise (4)	Aggregate gain on awards (’000) (4)	DEP on awards (’000) (5)
Executive Director
Andrew Mackenzie (6)	5 Dec 2012	–	–	20,023	–	–	–	20,023	Aug 2014	£19.98	–	–	–	–
	5 Dec 2011	–	39,230	–	–	–	–	39,230	Aug 2013	£20.12	–	–	–	–
	6 Dec 2010	–	22,700	–	22,700	–	22,700	–	2 Oct 2012	£24.40	£19.45	£19.45	£442	US$46
	6 Dec 2010	£23.71	30,389	–	30,389	–	–	30,389	2 Oct 2012	£24.40	£19.45	–	–	–
	16 Dec 2009	£18.68	16,119	–	–	–	–	16,119	25 Aug 2011	£19.06	£19.60	–	–	–

Total	108,438			20,023	53,089	–	22,700	105,761

Marius Kloppers (6)	5 Dec 2011	–	64,705	–	–	–	–	64,705	Aug 2013	A$37.26	–	–	–	–
	6 Dec 2010	–	54,831	–	54,831	–	54,831	–	2 Oct 2012	A$44.53	A$33.54	A$33.43	A$1,833	US$110

Total	119,536			–	54,831	–	54,831	64,705

Other members of the GMC
Alberto Calderon (7)/(8)	5 Dec 2012	–	–	19,187	–	–	–	19,187	Aug 2014	£19.98	–	–	–	–
	5 Dec 2011	–	38,939	–	–	–	–	38,939	Aug 2013	£20.12	–	–	–	–
	6 Dec 2010	–	14,197	–	14,197	–	14,197	–	2 Oct 2012	£24.40	£19.45	£19.45	£276	US$29
	6 Dec 2010	–	16,298	–	16,298	–	16,298	–	2 Oct 2012	£24.40	£19.45	£21.51	£321	US$42

Total	69,434			19,187	30,495	–	30,495	58,126

Mike Henry	5 Dec 2012	–	–	15,058	–	–	–	15,058	Aug 2014	£19.98	–	–	–	–

Total	–			15,058	–	–	–	15,058

Graham Kerr	5 Dec 2012	–	–	13,230	–	–	–	13,230	Aug 2014	A$34.29	–	–	–	–

Total	–			13,230	–	–	–	13,230

Marcus Randolph (9)	5 Dec 2012	–	–	24,939	–	–	–	24,939	Aug 2014	A$34.29	–	–	–	–
	5 Dec 2011	–	36,824	–	–	–	–	36,824	Aug 2013	A$37.26	–	–	–	–
	6 Dec 2010	–	30,819	–	30,819	–	30,819	–	2 Oct 2012	A$44.53	A$33.54	A$33.54	A$1,034	US$62

Total	67,643			24,939	30,819	–	30,819	61,763

Karen Wood	5 Dec 2012	–	–	15,685	–	–	–	15,685	Aug 2014	A$34.29	–	–	–	–
	5 Dec 2011	–	28,539	–	–	–	–	28,539	Aug 2013	A$37.26	–	–	–	–
	6 Dec 2010	–	23,197	–	23,197	–	23,197	–	2 Oct 2012	A$44.53	A$33.54	A$33.54	A$778	US$47

Total	51,736			15,685	23,197	–	23,197	44,224

J Michael Yeager	5 Dec 2011	–	37,779	–	–	–	–	37,779	Aug 2013	A$37.26	–	–	–	–
	6 Dec 2010	–	31,442	–	31,442	–	31,442	–	2 Oct 2012	A$44.53	A$33.54	A$33.54	A$1,055	US$63

Total			69,221	–	31,442	–	31,442	37,779

(1)	The holding period for each award ends on 30 June in the year the award ‘may vest and become exercisable’ if the conditions for vesting are met (including the relevant service conditions). Under the GIS rules, awards will vest and become exercisable on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June. The expiry date of awards is the day prior to the third anniversary of that vesting date.

(2)	The market price shown for the December 2012 grant is the closing price of BHP Billiton shares on 5 December 2012. No price is payable by the individual for acquiring the Deferred Shares at the time of grant. The grant date IFRS fair value of each Deferred Shares is estimated as at the start of the vesting period, being 1 July 2012 and were A$31.72 and £18.30.

(3)	All (100 per cent) of the awards granted under the GIS in December 2010 became fully vested on 3 October 2012 as the service conditions were met, as described in footnote 1. The price shown is the closing price of BHP Billiton shares on that date.

(4)	The market price shown (and used for calculating the aggregate gain) is the closing price of BHP Billiton shares on the date that the individual exercised their award.

(5)	The amounts shown in this column are the value of the DEP paid on the awards, as described in section 6.2.10.

(6)	On 10 May 2013, when Andrew Mackenzie was appointed as a Director, and Marius Kloppers retired as a Director, their holdings were the same as at 30 June 2013.

(7)	Alberto Calderon exercised some of his vested Deferred Shares on 3 October 2012, and the remainder on 18 December 2013.

(8)	The December 2012 GIS Deferred Shares for Mr Calderon will vest on his departure from BHP Billiton in May 2014.

(9)	The December 2012 GIS Deferred Shares for Marcus Randolph vested on his departure from BHP Billiton on 2 September 2013.

6.4.3    LTI awards of Performance Shares under the LTIP

Awards under the LTIP will not deliver any value to the holder for at least five years from the beginning of the financial year in which they are granted (unless the executive’s employment with the Group ends earlier in specific circumstances, such as on death, serious injury, disability or illness).

The terms and conditions of the LTIP, including the performance conditions, are described in sections 6.2.10 and 6.3.4. The key differences between the prior LTIP and the new LTIP (effective from December 2013 allocations) are:

•	under the new LTIP, DEP is intended to be provided in the form of shares (rather than in cash);

•	the malus and clawback provisions are strengthened in the new LTIP.

Name	Date of grant	At 1 July 2012	Granted	Vested	Lapsed	Exercised	At 30 June 2013	Date award may vest and become exercisable (1)	Market price on date of grant (2)	Market price on date of vesting (3)	Market price on date of exercise (4)	Aggregate gain on awards (’000)	DEP on awards (’000) (5)
Executive Directors
Andrew Mackenzie (6)/(7)	5 Dec 2012	–	140,326	–	–	–	140,326	Aug 2017	£19.98	–	–	–	–
	5 Dec 2011	146,510	–	–	–	–	146,510	Aug 2016	£20.12	–	–	–	–
	6 Dec 2010	120,000	–	–	–	–	120,000	Aug 2015	£24.40	–	–	–	–
	14 Dec 2009	120,000	–	–	–	–	120,000	Aug 2014	£19.06	–	–	–	–
	4 Dec 2008	325,839	–	–	–	–	325,839	Aug 2013	£10.60	–	–	–	–

Total		712,349	140,326	–	–	–	852,675

Marius Kloppers (7)/(8)	5 Dec 2012	–	240,603	–	–	–	240,603	Aug 2017	A$34.29	–	–	–	–
	5 Dec 2011	226,721	–	–	–	–	226,721	Aug 2016	A$37.26	–	–	–	–
	6 Dec 2010	200,000	–	–	–	–	200,000	Aug 2015	A$44.53	–	–	–	–
	14 Dec 2009	250,000	–	–	–	–	250,000	Aug 2014	A$40.65	–	–	–	–
	4 Dec 2008	500,000	–	–	–	–	500,000	Aug 2013	A$27.50	–	–	–	–
	14 Dec 2007	333,327	–	333,327	–	245,000	88,327	2 Oct 2012	A$42.05	A$33.54	A$33.43	A$8,190	US$1,034

Total		1,510,048	240,603	333,327	–	245,000	1,505,651

Other members of the GMC
Alberto Calderon (8)	5 Dec 2012	–	140,326	–	–	–	140,326	Aug 2017	£ 19.98	–	–	–	–
	5 Dec 2011	146,510	–	–	–	–	146,510	Aug 2016	£ 20.12	–	–	–	–
	6 Dec 2010	120,000	–	–	–	–	120,000	Aug 2015	£ 24.40	–	–	–	–
	14 Dec 2009	120,000	–	–	–	–	120,000	Aug 2014	£ 19.06	–	–	–	–
	4 Dec 2008	225,000	–	–	–	–	225,000	Aug 2013	£ 10.60	–	–	–	–
	14 Dec 2007	211,993	–	211,993	–	211,993	–	2 Oct 2012	£ 15.45	£19.45	£19.45	£4,123	US$895

Total		823,503	140,326	211,993	–	211,993	751,836

Mike Henry	5 Dec 2012	–	121,179	–	–	–	121,179	Aug 2017	£ 19.98	–	–	–	–

Total		–	121,179	–	–	–	121,179

Graham Kerr	5 Dec 2012	–	108,939	–	–	–	108,939	Aug 2017	A$34.29	–	–	–	–

Total		–	108,939	–	–	–	108,939

Marcus Randolph (8)	5 Dec 2012	–	126,926	–	–	–	126,926	Aug 2017	A$34.29	–	–	–	–
	5 Dec 2011	119,603	–	–	–	–	119,603	Aug 2016	A$37.26	–	–	–	–
	6 Dec 2010	105,000	–	–	–	–	105,000	Aug 2015	A$44.53	–	–	–	–
	14 Dec 2009	120,000	–	–	–	–	120,000	Aug 2014	A$40.65	–	–	–	–
	4 Dec 2008	225,000	–	–	–	–	225,000	Aug 2013	A$27.50	–	–	–	–
	14 Dec 2007	197,676	–	197,676	–	197,676	–	2 Oct 2012	A$42.05	A$33.54	A$33.54	A$6,630	US$834

Total		767,279	126,926	197,676		197,676	696,529

Name	Date of grant	At 1 July 2012	Granted	Vested	Lapsed	Exercised	At 30 June 2013	Date award may vest and become exercisable (1)	Market price on date of grant (2)	Market price on date of vesting (3)	Market price on date of exercise (4)	Aggregate gain on awards (’000)	DEP on awards (’000) (5)
Karen Wood	5 Dec 2012	–	90,234	–	–	–	90,234	Aug 2017	A$34.29	–	–	–	–
	5 Dec 2011	85,027	–	–	–	–	85,027	Aug 2016	A$37.26	–	–	–	–
	6 Dec 2010	75,000	–	–	–	–	75,000	Aug 2015	A$44.53	–	–	–	–
	1 Feb 2010	90,000	–	–	–	–	90,000	Aug 2014	A$39.20	–	–	–	–
	4 Dec 2008	175,000	–	–	–	–	175,000	Aug 2013	A$27.50	–	–	–	–
	14 Dec 2007	154,187	–	154,187	–	90,000	64,187	2 Oct 2012	A$42.05	A$33.54	A$33.54	A$3,019	US$380

Total		579,214	90,234	154,187	–	90,000	579,448

J Michael Yeager (8)	5 Dec 2012	–	126,926	–	–	–	126,926	Aug 2017	A$34.29	–	–	–	–
	5 Dec 2011	119,603	–	–	–	–	119,603	Aug 2016	A$37.26	–	–	–	–
	6 Dec 2010	105,000	–	–	–	–	105,000	Aug 2015	A$44.53	–	–	–	–
	14 Dec 2009	120,000	–	–	–	–	120,000	Aug 2014	A$40.65	–	–	–	–
	4 Dec 2008	225,000	–	–	–	–	225,000	Aug 2013	A$27.50	–	–	–	–
	14 Dec 2007	187,702	–	187,702	–	187,702	–	2 Oct 2012	A$42.05	A$33.54	A$33.54	A$6,296	US$792

Total		757,305	126,926	187,702	–	187,702	696,529

(1)	The performance period for each award ends on 30 June in the year the award ‘may vest and become exercisable’ if the conditions for vesting are met (including if the relevant performance hurdle is achieved). Under the LTIP rules, awards will vest and become exercisable on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June. The expiry date of awards is the day prior to the fifth anniversary of that vesting date.

(2)	The market price shown for the December 2012 grant is the closing price of BHP Billiton shares on 5 December 2012. No price is payable by the individual for acquiring the Performance Shares at the time of grant. The accounting grant date IFRS fair values of the awards are estimated as at the start of the vesting period, being 1 July 2012, using a Monte Carlo simulation, and were A$14.16 and £7.91.

(3)	All (100 per cent) of the Performance Shares granted under the LTIP in December 2007 became fully vested on 2 October 2012, following the performance hurdle being fully achieved and the Remuneration Committee considering its discretion over the vesting outcome, as described in section 6.3.4. The price shown is the closing price of BHP Billiton shares on that date.

(4)	The market price shown (and used for calculating the aggregate gain) is the closing price of BHP Billiton shares on the date that the individual exercised their Performance Shares. No price is payable by the individual for exercising the Performance Shares. One ordinary BHP Billiton share is acquired for each Performance Share exercised.

(5)	The amounts shown in this column are the value of DEP paid on awards as described in section 6.2.10.

(6)	The awards allocated to Andrew Mackenzie on 4 December 2008 included 225,000 Performance Shares allocated to him as part of FY2009 Total Remuneration and a further 100,839 Performance Shares allocated to him on commencement with BHP Billiton, in relation to at risk rewards forfeited when he left his former employer. More information on Mr Mackenzie’s commencement arrangements is included in footnote 7 to the table in section 6.4.1.

(7)	On 10 May 2013, when Andrew Mackenzie was appointed as a Director, and Marius Kloppers retired as a Director, their holdings were the same as at 30 June 2013.

(8)	The Unvested LTIP awards held by members of the GMC on the date that they leave BHP Billiton in FY2014 have been, or will be, pro-rated as set out in section 6.3.5 and remain subject to performance and vesting conditions.

6.4.4    Awards of Performance-conditional Restricted Shares as Transitional GMC grants

As shown in section 6.4.6, the final MAP awards allocated to Mr Henry and Mr Kerr in November 2011 in their non-GMC management positions have a three-year service condition and are due to vest in 2014. The LTIP awards provided to Mr Henry and Mr Kerr in December 2012 as GMC members, and shown in section 6.4.3 have a five-year service and performance condition and may vest in 2017. Therefore, as a transitional step, Mr Henry and Mr Kerr also received Transitional GMC awards in December 2012 as shown in the table below. The Remuneration Committee may determine that similar awards be allocated in December 2013 to individuals who have joined the GMC since May 2013 from within the Company.

These awards have two tranches. Tranche one has a three-year service and performance condition and may vest in 2015. Tranche two has a four-year service and performance condition and may vest in 2016. The Committee has absolute discretion to determine if the performance condition has been met and whether any, all or some of the Restricted Shares will vest (or otherwise lapse), having regard to (but not limited to) BHP Billiton’s TSR over the three- or four-year performance period (respectively), the participant’s contribution to Group outcomes and the participant’s personal performance (with guidance on this assessment from the CEO). No DEP is payable on these awards.

The treatment of the awards on cessation of employment will depend on the circumstances and is similar to those for LTIP awards. If the participant’s employment ceases due to dismissal or resignation, any unvested awards will lapse immediately. If the reason for cessation is death, serious injury, disability or illness, then the awards will vest in full on the date of cessation. If the participant retires from the Group with the agreement of the Company, is made redundant or employment is terminated by mutual agreement, then a proportion of the award (pro-rated to reflect the percentage of the Performance Period that has elapsed) will continue on foot and vest, subject to the performance condition, on the future vesting date. The remaining Restricted Shares will lapse. In all other circumstances, the Committee in its absolute discretion will determine the number of Restricted Shares that vest (or lapse).

Name	Date of grant	At 1 July 2012	Granted	Vested	Lapsed	Exercised	At 30 June 2013	Date award may vest (1)	Market price on date of grant (2)	Market price on date of vesting	Aggregate gain on awards (’000)
Mike Henry	5 Dec 2012	–	19,930	–	–	–	19,930	Aug 2016	£19.98	–	–
	5 Dec 2012	–	19,930	–	–	–	19,930	Aug 2015	£19.98	–	–

Total		–	39,860	–	–	–	39,860

Graham Kerr	5 Dec 2012	–	17,917	–	–	–	17,917	Aug 2016	A$34.29	–	–
	5 Dec 2012	–	17,917	–	–	–	17,917	Aug 2015	A$34.29	–	–

Total		–	35,834	–	–	–	35,834

(1)	The holding period for each award ends on 30 June in the year the award ‘may vest’ if the conditions for vesting are met as described above the table. Awards will vest on or as soon as practicable after the first non-prohibited period date occurring after 30 June.

(2)	The market prices shown are the closing prices of BHP Billiton shares on 5 December 2012. No price is payable by the individual for acquiring the Restricted Shares at the time of grant. The grant date IFRS fair values of the awards are estimated at the start of the vesting period, being 1 July 2012, and were $28.90 and £16.33 for tranche one, and A$28.10 and £15.78 for tranche two.

Equity awards provided for pre-GMC service

6.4.5    STI awards of Deferred Shares and Options under the GSTIP and GIS

The table below shows awards that were held by the executives at the time that they were appointed to the GMC or were allocated in relation to performance and service before they became GMC members.

Prior to their appointment as members of the GMC, the individuals listed in the tables below received STl awards:

•	under the Group Short Term Incentive Plan (GSTIP), which has applied for the non-GMC management of BHP Billiton since the awards allocated in FY2010 (in relation to FY2009 performance);

•	prior to that under the GIS, which applied to non-GMC management (as well as to the GMC members) before the GSTIP was introduced.

The terms and conditions of the GSTIP awards are essentially the same as those provided under the GIS. Under both plans, participants must satisfy applicable STl performance conditions in order to be eligible for any award. Due to changes in the GSTIP, which applied to all participants in that plan, no DEP is payable on the GSTIP awards that were allocated in FY2012 (in relation to FY2011 performance) or since that time.

Name	Date of grant	Option exercise price payable		At 1 July 2012 (1)	Granted	Vested	Lapsed	Exercised	At 30 June 2013	Date award may vest and become exercisable (2)	Market price on date of grant (3)		Market price on date of vesting (4)	Market price on date of exercise (5)	Aggregate gain on Awards (’000) (4)	DEP on awards (’000) (6)
Awards under the GSTIP
Peter Beaven	31 Oct 2012		–	13,756	–	–	–	–	13,756	Aug 2014	A$	34.25	–	–	–	–
	31 Oct 2011		–	13,256	–	–	–	–	13,256	Aug 2013	A$	37.80	–	–	–	–
	29 Oct 2010		–	10,596	–	–	–	–	10,596	22 Aug 2012	A$	41.92	A$33.16	–	–	–
	30 Oct 2009	A$	38.41	10,002	–	–	–	–	10,002	25 Aug 2011	A$	37.45	A$38.64	–	–	–
	30 Oct 2009		–	8,335	–	–	–	–	8,335	25 Aug 2011	A$	37.45	A$38.64	–	–	–

Total				55,945	–	–	–	–	55,945

Dean Dalla Valle	31 Oct 2012		–	12,407	–	–	–	–	12,407	Aug 2014	A$	34.25	–	–	–	–
	31 Oct 2011		–	13,561	–	–	–	–	13,561	Aug 2013	A$	37.80	–	–	–	–

Total				25,968	–	–	–	–	25,968

Name	Date of grant	Option exercise price payable		At 1 July 2012 (1)	Granted	Vested	Lapsed	Exercised	At 30 June 2013	Date award may vest and become exercisable (2)	Market price on date of grant (3)	Market price on date of vesting (4)	Market price on date of exercise (5)	Aggregate gain on Awards (’000) (4)	DEP on awards (’000) (6)
Mike Henry (7)	22 Aug 2013		–	–	5,715	–	–	–	5,715	Aug 2014	A$35.37	–	–	–	–
	31 Oct 2011		–	16,566	–	–	–	–	16,566	Aug 2013	£19.68	–	–	–	–
	29 Oct 2010		–	8,259	–	8,259	–	8,259	–	2 Oct 2012	£22.14	£19.45	£19.45	£161	US$17

Total				24,825	5,715	8,259	–	8,259	22,281

Graham Kerr (7)	22 Aug 2013		–	–	4,501	–	–	–	4,501	Aug 2014	A$35.37	–	–	–	–
	31 Oct 2011		–	11,963	–	–	–	–	11,963	Aug 2013	A$37.80	–	–	–	–
	29 Oct 2010		–	10,160	–	10,160	–	10,160	–	2 Oct 2012	A$41.92	A$33.54	A$33.54	A$341	US$20
	30 Oct 2009	A$	38.41	17,345	–	–	–	–	17,345	25 Aug 2011	A$37.45	A$38.64	–	–	–
	30 Oct 2009		–	4,818	–	–	–	–	4,818	25 Aug 2011	A$37.45	A$38.64	–	–	–

Total				44,286	4,501	10,160	–	10,160	38,627

Jane McAloon	14 Nov 2012		–	8,698	–	–	–	–	8,698	Aug 2014	A$33.73	–	–	–	–
	31 Oct 2011		–	9,119	–	–	–	–	9,119	Aug 2013	A$37.80	–	–	–	–

Total				17,817	–	–	–	–	17,817

Daniel Malchuk	31 Oct 2012		–	6,884	–	–	–	–	6,884	Aug 2014	A$34.25	–	–	–	–
	31 Oct 2011		–	8,855	–	–	–	–	8,855	Aug 2013	A$37.80	–	–	–	–
	29 Oct 2010		–	4,791	–	–	–	–	4,791	22 Aug 2012	A$41.92	A$33.16	–	–	–
	30 Oct 2009		–	5,939	–	–	–	–	5,939	25 Aug 2011	A$37.45	A$38.64	–	–	–

Total				26,469	–	–	–	–	26,469

Jimmy Wilson	31 Oct 2012		–	16,611	–	–	–	–	16,611	Aug 2014	A$34.25	–	–	–	–
	31 Oct 2011		–	16,127	–	–	–	–	16,127	Aug 2013	A$37.80	–	–	–	–

Total				32,738	–	–	–	–	32,738

Awards under the GIS
Graham Kerr	4 Dec 2008		–	15,169	–	–	–	15,169	–	25 Aug 2011	A$27.50	A$38.64	A$34.54	A$524	A$73

Total				15,169	–	–	–	15,169	–

(1)	The opening balance shown for individuals who have become KMP upon joining the GMC on 10 May 2013 reflects their holdings on that date (rather than on 1 July 2012).

(2)	The holding period for each award ends on 30 June in the year the award ‘may vest and become exercisable’ if the conditions for vesting are met (including the relevant service conditions). Under the GSTIP, awards will vest and become exercisable on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June. Where applicable, the expiry date of awards is the day prior to the third anniversary of that vesting date.

(3)	The market price shown for grants during FY2013 is the closing price of BHP Billiton shares on the relevant date of grant. No price is payable by the individual for acquiring the Deferred Shares at the time of grant. The grant date IFRS fair values of the awards are estimated as at the start of the vesting period, being 1 July 2012, and were A$31.72 and £18.30.

(4)	All (100 per cent) of the Deferred Shares granted under the GSTIP in October 2010 became fully vested on 3 October 2012 as the service conditions were met, as described in footnote 1. The price shown is the closing price of BHP Billiton shares on that date.

(5)	The market price shown (and used for calculating the aggregate gain) is the closing price of BHP Billiton shares on the date that the individual exercised their Deferred Shares. No price is payable by the individual for exercising the Deferred Shares. One ordinary BHP Billiton share is acquired for each Deferred Share exercised.

(6)	The amounts shown in this column are the value of the DEP paid on the awards as described in section 6.2.10.

(7)	The awards shown for Graham Kerr and Mike Henry with a grant date of 22 August 2013 had this allocation date due to administrative reasons, but were made on the same basis as if they had been made on 5 December 2012.

6.4.6    LTI awards of Restricted Shares under the MAP and Performance Shares under the LTIP

The table below shows awards that were held by the executives at the time that they were appointed to the GMC.

Prior to their appointment as members of the GMC, the individuals listed in the tables below received LTI awards:

•	under the Management Award Plan (MAP), which has applied for the non-GMC management of BHP Billiton since FY2009;

•	prior to that under the LTIP, which applied to non-GMC management (as well as to the GMC members) before the MAP was introduced.

Mr Henry and Mr Kerr received their first LTIP awards as members of the GMC in December 2012 as shown in section 6.3.4. Other GMC members listed will receive their first LTIP award in December 2013.

The vesting of MAP awards is subject to a service condition of continued employment with the Group through to the vesting date as shown in the table below. Where a participant resigns or is terminated for cause prior to the vesting date, their unvested MAP awards are forfeited. If a participant’s employment ends due to death, illness or injury, a pro rata number of unvested Restricted Shares will vest based on the portion of the relevant vesting period served. Due to changes in the MAP, which applied to all participants in that plan, no DEP is payable on the MAP awards that were allocated in FY2012 or since that time.

Name	Date of grant	At 1 July 2012 (1)	Granted	Vested	Lapsed	Exercised	At 30 June 2013	Date award may vest and become exercisable (2)	Market price on date of grant (3)	Market price on date of vesting (4)	Market price on date of exercise (5)	Aggregate gain on awards (’000)	DEP on awards (’000) (6)
Awards under the MAP
Peter Beaven	31 Oct 2012	34,250	–	–	–	–	34,250	Aug 2015	A$34.25	–	–	–	–
	31 Oct 2011	31,700	–	–	–	–	31,700	Aug 2014	A$37.80	–	–	–	–
	29 Oct 2010	30,500	–	–	–	–	30,500	Aug 2013	A$41.92	–	–	–	–
	30 Oct 2009	21,000	–	–	–	–	21,000	22 Aug 2012	A$37.45	A$33.16	–	–	–
	19 Nov 2008	21,000	–	–	–	–	21,000	25 Aug 2011	A$38.61	A$38.64	–	–	–

Total		138,450	–	–	–	–	138,450

Dean Dalla Valle	31 Oct 2012	27,000	–	–	–	–	27,000	Aug 2015	A$34.25	–	–	–	–
	31 Oct 2011	25,000	–	–	–	–	25,000	Aug 2014	A$37.80	–	–	–	–
	29 Oct 2010	19,500	–	–	–	–	19,500	Aug 2013	A$41.92	–	–	–	–

Total		71,500	–	–	–	–	71,500

Mike Henry (7)	25 Nov 2011	5,900	–	–	–	–	5,900	Aug 2014	£17.60	–	–	–	–
	31 Oct 2011	29,500	–	–	–	–	29,500	Aug 2014	£19.68	–	–	–	–
	29 Oct 2010	19,500	–	–	–	–	19,500	Aug 2013	£22.14	–	–	–	–
	30 Oct 2009	12,000	–	12,000	–	12,000	–	2 Oct 2012	£16.44	£19.45	£19.45	£233	US$34

Total		66,900	–	12,000	–	12,000	54,900

Graham Kerr (7)	25 Nov 2011	9,750	–	–	–	–	9,750	Aug 2014	A$34.05	–	–	–	–
	31 Oct 2011	20,250	–	–	–	–	20,250	Aug 2014	A$37.80	–	–	–	–
	29 Oct 2010	19,500	–	–	–	–	19,500	Aug 2013	A$41.92	–	–	–	–
	30 Oct 2009	21,000	–	21,000	–	21,000	–	2 Oct 2012	A$37.45	A$33.43	A$33.43	A$702	US$60
	19 Nov 2008	21,000	–		–	–	21,000	25 Aug 2011	A$38.61	A$38.64	–	–	–

Total		91,500	–	21,000	–	21,000	70,500

Jane McAloon	14 Nov 2012	17,900	–	–	–	–	17,900	Aug 2015	A$33.73	–	–	–	–
	31 Oct 2011	16,600	–	–	–	–	16,600	Aug 2014	A$37.80	–	–	–	–
	29 Oct 2010	11,000	–	–	–	–	11,000	Aug 2013	A$41.92	–	–	–	–

Total		45,500	–	–	–	–	45,500

Name	Date of grant	At 1 July 2012 (1)	Granted	Vested	Lapsed	Exercised	At 30 June 2013	Date award may vest and become exercisable (2)	Market price on date of grant (3)	Market price on date of vesting (4)	Market price on date of exercise (5)	Aggregate gain on awards (’000)	DEP on awards (’000) (6)
Daniel Malchuk	31 Oct 2012	21,900	–	–	–	–	21,900	Aug 2015	A$34.25	–	–	–	–
	31 Oct 2011	9,600	–	–	–	–	9,600	Aug 2014	A$37.80	–	–	–	–
	29 Oct 2010	9,250	–	–	–	–	9,250	Aug 2013	A$41.92	–	–	–	–
	30 Oct 2009	7,000	–	–	–	–	7,000	22 Aug 2012	A$37.45	A$33.16	–	–	–
	19 Nov 2008	7,000	–	–	–	–	7,000	25 Aug 2011	A$38.61	A$38.64	–	–	–

Total		54,750	–	–	–	–	54,750

Jimmy Wilson	31 Oct 2012	34,250	–	–	–	–	34,250	Aug 2015	A$34.25	–	–	–	–
	31 Oct 2011	31,700	–	–	–	–	31,700	Aug 2014	A$37.80	–	–	–	–
	29 Oct 2010	30,500	–	–	–	–	30,500	Aug 2013	A$41.92	–	–	–	–

Total		96,450	–	–	–	–	96,450

Awards under the LTIP
Peter Beaven	14 Dec 2007	40,000	–	–	–	–	40,000	22 Aug 2012	A$42.05	A$33.16	–	–	–
	7 Dec 2006	40,000	–	–	–	–	40,000	24 Aug 2011	A$26.40	A$38.61	–	–	–
	5 Dec 2005	40,000	–	–	–	–	40,000	24 Aug 2010	A$22.03	A$37.44	–	–	–
	3 Dec 2004	40,000	–	–	–	–	40,000	11 Aug 2009	A$15.28	A$37.99	–	–	–

Total		160,000	–	–	–	–	160,000

Mike Henry	14 Dec 2007	20,000	–	20,000	–	20,000	–	2 Oct 2012	£15.45	£19.45	£19.45	£389	US$84

Total		20,000	–	20,000	–	20,000	–

Graham Kerr	14 Dec 2007	40,000	–	40,000	–	40,000	–	2 Oct 2012	A$42.05	A$33.43	A$33.43	A$1,337	US$169
	7 Dec 2006	20,000	–	–	–	–	20,000	24 Aug 2011	A$26.40	A$38.61	–	–	–

Total		60,000	–	40,000	–	40,000	20,000

Daniel Malchuk	4 Dec 2007	7,500	–	–	–	–	7,500	22 Aug 2012	A$42.05	A$33.16	–	–	–
	7 Dec 2006	5,000	–	–	–	–	5,000	24 Aug 2011	A$26.40	A$38.61	–	–	–
	5 Dec 2005	5,000	–	–	–	–	5,000	24 Aug 2010	A$22.03	A$37.44	–	–	–

Total		17,500	–	–	–	–	17,500

Jimmy Wilson	14 Dec 2007	80,000	–	–	–	–	80,000	22 Aug 2012	A$42.05	A$33.16	–	–	–
	7 Dec 2006	80,000	–	–	–	–	80,000	24 Aug 2011	A$26.40	A$38.61	–	–	–
	3 Dec 2004	13,400	–	–	–	–	13,400	11 Aug 2009	ZAR66.00	ZAR207.28	–	–	–

Total		173,400	–	–	–	–	173,400

(1)	The opening balance shown for individuals who have become KMP upon joining the GMC on 10 May 2013 reflects their holdings on that date (rather than on 1 July 2012).

(2)	The holding period for each award ends on 30 June in the year the award ‘may vest and become exercisable’ if the conditions for vesting are met (including the relevant service conditions). Under the MAP rules, awards will vest and become exercisable on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June. Where applicable, expiry date of awards is the day prior to the third anniversary of that vesting date.

(3)	The market prices shown for grants during FY2013 are the closing prices of BHP Billiton shares on the relevant date of grant. No price is payable by the individual for acquiring the Restricted Shares at the time of grant. The grant date IFRS fair values of the awards are estimated as at the start of the vesting period, being 1 July 2012, and were A$31.72 and £18.30. No exercise requirement or expiry date applies to these awards (as described above the table).

(4)	All (100 per cent) of the Restricted Shares granted under the MAP in October 2009 became fully vested on 3 October 2012 as the service conditions were met as in footnote (1). The price shown is the closing price of BHP Billiton shares on that date.

(5)	The market price shown (and used for calculating the aggregate gain) is the closing price of BHP Billiton shares on the date that the individual exercised their Restricted Shares. No price is payable by the individual for exercising the Restricted Shares. One ordinary BHP Billiton share is acquired for each Restricted Share exercised.

(6)	The amounts shown in this column are the value of the DEP paid on the awards as described in section 6.2.10.

(7)	During FY2012, two MAP awards were allocated to Mr Henry and Mr Kerr. An initial grant of Restricted Shares was provided on the relevant date of grant at the same time and on the same basis as allocations for all other non-GMC management. Additional awards were provided on 25 November 2011 in recognition of their increased responsibilities as members of the GMC over the remainder of FY2012.

6.4.7    Awards of Matched Shares under the Shareplus all-employee share purchase plan

Like all permanent employees, members of the GMC are eligible to participate in Shareplus, an all-employee share purchase plan. For administrative simplicity in regard to stock exchange dealings and announcements, no GMC members currently participate. This table shows Shareplus holdings previously accumulated by members of the GMC, including during the period before they joined the GMC.

Participants in Shareplus contribute from their post-tax base salary (capped at US$5,000 per year) to acquire shares in BHP Billiton Limited or in BHP Billiton Plc. For each share purchased, the participant receives a right to acquire a Matched Share, which vests provided the participant remains employed by BHP Billiton on the third anniversary of the start of the relevant Shareplus Plan Year.

Differences in exchange rates in relation to the base salaries of the participants in previous financial years and the currencies of each securities exchange result in minor differences in the numbers of shares allocated.

Name	Shareplus Plan Year	Vesting date	At 1 July 2012 (1)	Granted (2)	Vested (3)	At 30 June 2013	Market price on date of vesting (’000) (4)	Aggregate gain on awards (’000) (3)
Peter Beaven	2012	7 April 2015	108	–	–	108	–	–
	2011	1 April 2014	128	–	–	128	–	–

Total			236	–	–	236

Alberto Calderon (6)	2012	7 April 2015	–	43	–	43	–	–
	2011	1 April 2014	169	–	–	169	–	–
	2010	9 May 2013	149	–	149	–	£19.28	£3

Total			318	43	149	212

Dean Dalla Valle	2012	7 April 2015	113	–	–	113	–	–
	2011	1 April 2014	149	–	–	149	–	–

Total			262	–	–	262

Mike Henry	2012	7 April 2015	–	39	–	39	–	–
	2011	1 April 2014	179	–	–	179	–	–
	2010	9 May 2013	152	–	152	–	£19.28	£3

Total			331	39	152	218

Graham Kerr	2012	7 April 2015	–	38	–	38	–	–
	2011	1 April 2014	150	–	–	150	–	–

Total			150	38	–	188

Marius Kloppers (5)/(6)	2012	7 April 2015	–	36	–	36	–	–
	2011	1 April 2014	149	–	–	149	–	–
	2010	9 May 2013	131	–	131	–	A$34.54	A$5

Total			280	36	131	185

Jane McAloon	2012	7 April 2015	103	–	–	103	–	–
	2011	1 April 2014	138	–	–	138	–	–

Total			241	–	–	241

Andrew Mackenzie (5)	2012	7 April 2015	–	41	–	41	–	–
	2011	1 April 2014	170	–	–	170	–	–
	2010	9 May 2013	136	–	136	–	£19.28	£3

Total			306	41	136	211

Name	Shareplus Plan Year	Vesting date	At 1 July 2012 (1)	Granted (2)	Vested (3)	At 30 June 2013	Market price on date of vesting (’000) (4)	Aggregate gain on awards (’000) (3)
Marcus Randolph (6)	2012	7 April 2015	–	38	–	38	–	–
	2011	1 April 2014	150	–	–	150	–	–
	2010	9 May 2013	132	–	132	–	A$34.54	A$5

Total			282	38	132	188

Jimmy Wilson	2012	7 April 2015	106	–	–	106	–	–
	2011	1 April 2014	150	–	–	150	–	–

Total			256	–	–	256

Karen Wood	2012	7 April 2015	–	39	–	39	–	–
	2011	1 April 2014	149	–	–	149	–	–
	2010	9 May 2013	132	–	132	–	A$34.54	A$5

Total			281	39	132	188

J Michael Yeager (6)/(7)	2012	7 April 2015	–	18	–	18	–	–
	2011	1 April 2014	74	–	–	74	–	–
	2010	9 May 2013	54	–	54	–	US$69.67	US$4

Total			128	18	54	92

(1)	The opening balance shown for individuals who have become KMP upon joining the GMC on 10 May 2013 reflects their holdings on that date (rather than on 1 July 2012).

(2)	Rights to Matched Shares were granted quarterly during FY2013 as the participant purchased shares in BHP Billiton under the plan (Acquired Shares) for the 2012 Shareplus Plan Year (i.e. from salary contributions from June 2012 to May 2013).

(3)	Matched Shares allocated upon the vesting of rights acquired during the 2010 Shareplus Plan Year (i.e. from salary contributions from June 2010 to May 2011).

(4)	The market price shown (and used for calculating the aggregate gain) is the closing price of BHP Billiton shares on the relevant vesting date. Matched Shares are allocated on vesting. There is no exercise action required by the holder and no DEP is payable.

(5)	On 10 May 2013, when Andrew Mackenzie was appointed as a Director, and Marius Kloppers retired as a Director, their holdings were the same as at 30 June 2013.

(6)	Unvested rights to Matched Shares held by members of the GMC on the date that they leave BHP Billiton in FY2014 will vest on their date of departure.

(7)	Mike Yeager received American Depositary Receipts (ADRs) listed on the New York Stock Exchange, each equivalent to two BHP Billiton Limited shares.

6.4.8    Estimated value range of equity awards

The current face value of STI and LTI awards allocated during FY2013 and yet to vest (to be disclosed under the Australian Corporations Act 2001) is the number of awards as set out in the previous tables multiplied by the current share price of BHP Billiton Limited or BHP Billiton Plc as applicable.

The actual value that may be received by participants in the future cannot be determined as it is dependent on, and therefore fluctuates with, the share prices of BHP Billiton Limited and BHP Billiton Plc at the date that any particular award is exercised. The table below provides five-year share price history for BHP Billiton Limited and BHP Billiton Plc, and history of dividends paid.

Five-year share price and dividend history

		FY2009	FY2010	FY2011	FY2012	FY2013 (1)
BHP Billiton Limited	Share price at beginning of year	A$44.45	A$33.96	A$36.94	A$43.97	A$31.72
	Share price at end of year	A$34.72	A$37.65	A$43.80	A$31.45	A$31.37
	Dividends paid	A$1.12	A$0.95	A$0.95	A$1.03	A$1.10
BHP Billiton Plc	Share price at beginning of year	£18.97	£13.75	£17.28	£24.39	£18.30
	Share price at end of year	£13.64	£17.54	£24.47	£18.06	£16.82
	Dividends paid	£0.51	£0.53	£0.58	£0.69	£0.73

(1)	The highest share price during FY2013 was A$39.00 for BHP Billiton Limited shares and £22.36 for BHP Billiton Plc shares. Lowest share prices during FY2013 were A$30.18 and £16.73 respectively.

Other statutory disclosures for Directors

6.4.9    Retirement disclosures for the Non-executive Directors

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

US dollars	Completed service at 30 June 2013 (years)	Change in lump sum entitlement during the year (1)	Lump sum entitlement at
			30 June 2012	30 June 2013
David Crawford	19	(16,665)	576,606	559,941
John Schubert	13	(8,327)	288,119	279,792

(1)	Since the closure of the Retirement Plan, no further entitlements have accrued. The movement reflects the application of the earnings rate and foreign exchange rate (the translation from Australian dollars to US dollars for the Remuneration Report) to the lump sum entitlement at the date of closure.

6.4.10    Aggregate Directors’ remuneration

This table sets out the aggregate remuneration of Executive Directors and Non-executive Directors in accordance with the requirements of the UK Companies Act 2006 (and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 made thereunder). For 2013, the emoluments pension contributions include the relevant portions for each of the Executive Directors, as in section 6.3.1.

US dollars million	2012	2013
Emoluments	6.5	9.1
Termination payments	–	–
Awards vesting under LTI plans (1)	9.1	13.3
Gains on exercise of Options	–	–
Pension contributions	0.9	0.9

Total	16.5	23.3

(1)	For the purposes of this UK requirement, ‘LTI plans’ includes both the STI and LTI awards for Marius Kloppers, being the Director at the time of vesting. The value shown for 2013 is the US$ equivalent of the aggregate gain of the GIS Deferred Shares exercised as shown in section 6.4.2 and of the LTI Performance Shares vested and exercised as shown in section 6.4.3.

This Report was approved by the Board on 12 September 2013 and signed on its behalf by:

John Buchanan
Chairman, Remuneration Committee
12 September 2013

7    Directors’ Report

The information presented by the Directors in this Directors’ Report relates to BHP Billiton Limited and BHP Billiton Plc and their subsidiaries. The Chairman’s Review in section 1.3, Chief Executive Officer’s Report in section 1.4 and section 1 Key information, section 2 Information on the Company, section 3 Operating and financial review and prospects, section 4 Board of Directors and Group Management Committee, section 5 Corporate Governance Statement, section 6 Remuneration Report, section 9 Financial Statements and section 11 Shareholder information of this Annual Report are each incorporated by reference into, and form part of, this Directors’ Report.

7.1    Principal activities, state of affairs and business review

The UK Companies Act 2006 requires this Directors’ Report to include a fair review of the business of the Group during FY2013 and of the position of the Group at the end of the financial year and a description of the principal risks and uncertainties facing the Group (known as the ‘business review’). In addition to the information set out below, the information that fulfils the requirements of the business review can be found in the following sections of this Annual Report (which are each incorporated by reference into this Directors’ Report):

Section	Reference
Key measures	1.6 and 3.3
Risk factors	1.7.1 and 5.14
Business overview	2.2
Sustainability	2.8
Employees	2.9
Operating and financial review and prospects	3

A review of the operations of the Group during FY2013, the results of those operations during FY2013 and the expected results of those operations in future financial years, are set out in sections 1.3, 1.4, 2.2 and 3 and other material in this Annual Report. Information on the development of the Group and likely developments in future years also appear in those sections of this Annual Report. We have excluded certain information from the Operating and financial review and prospects in section 3 (which forms part of this Directors’ Report) on the basis that including the information would cause unreasonable prejudice to the Group because such disclosure could be misleading due to the premature nature of the information, relates to commercially sensitive contracts, would undermine confidentiality between the Group and its suppliers and clients, or would otherwise unreasonably damage the business. The categories of information omitted include forward looking estimates and projections prepared for internal management purposes, information regarding the Group’s assets and projects, which is embryonic and susceptible to change, and information relating to commercial contracts or pricing modules.

Our principal activities during FY2013 were exploration, development, production and processing of minerals (in respect of iron ore, metallurgical and energy coal, copper, aluminium, manganese, uranium, nickel, silver and potash), and exploration, development and production of conventional and unconventional oil and gas. During FY2013, we completed the sale of our diamonds and titanium minerals businesses. Further information in relation to these sales is provided in sections 2.2.6, 3 and 5 of this Annual Report. Other than these developments, no significant changes in the nature of the Group’s principal activities occurred during FY2013.

Information in relation to significant changes in the state of affairs of the Group that occurred during FY2013 and significant post-balance date events is set out in sections 2.2, 3 and 5.3 of this Annual Report.

No other matter or circumstance has arisen since the end of FY2013 that has significantly affected or is expected to significantly affect the operations, the results of operations or state of affairs of the Group in future years.

7.2    Share capital and buy-back programs

At the Annual General Meetings held in 2012, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 213,618,545 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc’s issued share capital at that time. During FY2013, we did not make any on-market or off-market purchases of BHP Billiton Limited shares or BHP Billiton Plc shares under any share buy-back program.

Shareholders will be asked at the 2013 Annual General Meetings to renew this authority. The Directors have no present intention to exercise this authority, if granted.

Some of our executives receive options over BHP Billiton shares as part of their remuneration arrangements. Entitlements may be satisfied by the transfer of existing shares, which are acquired on-market, or in respect of some entitlements, by the issue of new shares.

The shares in column ‘A’ below were purchased to satisfy awards made under the various BHP Billiton Limited and BHP Billiton Plc employee share schemes during FY2013.

Period	A Total number of shares purchased	B Average price paid per share (1) US$	C Total number of shares purchased as part of publicly announced plans or programs	D Maximum number of shares that may yet be purchased under the plans or programs
				BHP Billiton Limited (2)	BHP Billiton Plc
1 July 2012 to 31 July 2012	2,793,304	30.19	–	–	213,618,545	(3)
1 Aug 2012 to 31 Aug 2012	2,849,332	34.40	–	–	213,618,545	(3)
1 Sep 2012 to 30 Sep 2012	2,076,212	33.57	–	–	213,618,545	(3)
1 Oct 2012 to 31 Oct 2012	2,002,218	33.73	–	–	213,618,545	(3)
1 Nov 2012 to 30 Nov 2012	287,650	35.53	–	–	213,618,545	(4)
1 Dec 2012 to 31 Dec 2012	468,456	38.13	–	–	213,618,545	(4)
1 Jan 2013 to 31 Jan 2013	165,979	37.47	–	–	213,618,545	(4)
1 Feb 2013 to 28 Feb 2013	120,622	38.92	–	–	213,618,545	(4)
1 Mar 2013 to 31 Mar 2013	932,961	36.36	–	–	213,618,545	(4)
1 Apr 2013 to 30 Apr 2013	1,000,984	30.85	–	–	213,618,545	(4)
1 May 2013 to 31 May 2013	385,943	34.51	–	–	213,618,545	(4)
1 June 2013 to 30 June 2013	222,828	30.94	–	–	213,618,545	(4)

Total	13,306,489	33.34	–	–	213,618,545	(4)

(1)	The shares were purchased in the currency of the stock exchange on which the purchase took place, and the sale price has been converted into US dollars at the exchange rate on the day of the purchase.

(2)	BHP Billiton Limited is able to buy-back and cancel BHP Billiton Limited shares within the ‘10/12 limit’ without shareholder approval in accordance with section 257B of the Australian Corporations Act 2001. Any future on-market share buy-back program will be conducted in accordance with the Australian Corporations Act 2001 and with the ASX Listing Rules.

(3)	At the Annual General Meetings held during 2011, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 213,618,545 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc’s issued capital at the time.

(4)	At the Annual General Meetings held during 2012, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 213,618,545 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc’s issued capital at the time.

7.3    Results, financial instruments and going concern

Information about our financial position and financial results is included in the financial statements in this Annual Report. The income statement shows profit attributable to BHP Billiton members of US$10.9 billion compared with US$15.4 billion in FY2012.

The Group’s business activities, together with the factors likely to affect its future development, performance and position are discussed in section 3 of this Annual Report. In addition, sections 1.5, 1.7 and 5.14 and note 29 Financial risk management to the financial statements detail the Group’s capital management objectives, its approach to financial risk management and exposure to financial risks, liquidity and borrowing facilities.

The Directors, having made appropriate enquiries, have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Therefore they continue to adopt the going-concern basis of accounting in preparing the annual financial statements.

7.4    Directors

The Directors who served at any time during or since the end of the financial year are Jac Nasser, Andrew Mackenzie, Marius Kloppers, Malcolm Broomhead, John Buchanan, Carlos Cordeiro, David Crawford, Pat Davies, Carolyn Hewson, Lindsay Maxsted, Wayne Murdy, Keith Rumble, John Schubert and Shriti Vadera. Further details of the Directors of BHP Billiton Limited and BHP Billiton Plc are set out in section 4.1 of this Annual Report. These details include the period for which each Director held office up to the date of this Directors’ Report, their qualifications, experience and particular responsibilities, the directorships held in other listed companies since 1 July 2010, and the period for which each directorship has been held.

Mr Mackenzie was appointed as a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 10 May 2013, and in accordance with the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc, Mr Mackenzie will seek election at the 2013 Annual General Meetings. Mr Kloppers retired as a Director of BHP Billiton Limited and BHP Billiton Plc on 10 May 2013.

The number of meetings of the Board and its Committees held during the year and each Director’s attendance at those meetings are set out in section 5.11 of this Annual Report.

7.5    Remuneration and share interests

7.5.1    Remuneration

The policy for determining the nature and amount of emoluments of members of the Group Management Committee (GMC) (including the Executive Director) and the Non-executive Directors and information about the relationship between that policy and our performance are set out in sections 6.2.7 to 6.2.13, 6.3.3 and 6.3.4 of this Annual Report.

The remuneration tables contained in sections 6.3 and 6.4 of this Annual Report set out the remuneration of members of the GMC (including the Executive Director) and the Non-executive Directors.

7.5.2    Directors

The table contained in section 7.19 of this Directors’ Report sets out the relevant interests in shares in BHP Billiton Limited and BHP Billiton Plc of the Directors who held office during FY2013, at the beginning and end of FY2013, and in relation to all Directors in office as at the date of this Directors’ Report, their relevant interests in shares in BHP Billiton Limited and BHP Billiton Plc as at the date of this Directors’ Report. No rights or options over shares in BHP Billiton Limited and BHP Billiton Plc are held by any of the Non-executive Directors. Interests held by the Executive Director under share and option plans as at 30 June 2013 are set out in the tables showing interests in incentive plans contained in section 6.4 and note 31 ‘Key Management Personnel’ to the financial statements.

We have not made available to any Director any interest in a registered scheme.

The former Directors of BHP Limited participated in a retirement plan under which they were entitled to receive a payment on retirement calculated by reference to years of service. This plan was closed on 24 October 2003, and benefits accrued to that date are held by BHP Billiton Limited and will be paid on retirement. Further information about this plan and its closure are set out in section 6.4.8 of this Annual Report.

7.5.3    GMC members

The table contained in section 7.20 of this Directors’ Report sets out the relevant interests held by those senior executives who were members of the GMC (other than the Executive Director) during FY2013 in shares of BHP Billiton Limited and BHP Billiton Plc at the beginning and end of FY2013, and at the date of this Directors’ Report. Interests held by members of the GMC under share and option plans as at 30 June 2013 are set out in the tables showing interests in incentive plans contained in section 6.4 and note 31 ‘Key Management Personnel’ to the financial statements.

7.6    Secretaries

Jane McAloon is the Group Company Secretary. Details of her qualifications and experience are set out in sections 4.1 and 4.2 of this Annual Report. The following people also act as the Company Secretaries of either BHP Billiton Limited or BHP Billiton Plc: Nicola Kleynhans, BBus, Deputy Company Secretary, BHP Billiton Limited and Nicole Duncan BA (Hons), LLB, Company Secretary, BHP Billiton Limited, and Geof Stapledon, BEc, LLB (Hons), DPhil, FCIS, Deputy Company Secretary, BHP Billiton Plc, and Elizabeth Hobley, BA (Hons), ACIS, Deputy Company Secretary, BHP Billiton Plc. Each such individual has experience in a company secretariat role or other relevant fields arising from time spent in such roles within BHP Billiton, large listed companies or other relevant entities.

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

We have paid premiums for this ‘Directors and Officers’ insurance of US$2,124,852 net during FY2013. Directors, Company Secretaries and employees insured under the policy contribute to the premium for this insurance.

No indemnity in favour of a current or former officer of BHP Billiton Limited or BHP Billiton Plc, or in favour of the External Auditor, has been called on during FY2013.

7.8    Employee policies and involvement

We are committed to open, honest and productive relationships with our employees. At BHP Billiton, we recognise the most important ingredient for success is our talented and motivated workforce, whose members demonstrate behaviours that are aligned to Our BHP Billiton Charter values.

We have an integrated people strategy to effectively attract, retain and develop talented people. Our approach is outlined in Our Charter, the BHP Billiton Code of Business Conduct and the Group Level Documents (GLDs) that prescribe what we will do and how we will do it. All of these documents are published and accessible to employees.

Effective communication and employee engagement is critical for maintaining open and productive relationships between leaders and employees. Employees receive communication on BHP Billiton goals and performance, as well as on other important issues such as health and safety and the environment and the Code of Business Conduct. Our Code of Business Conduct is founded on Our Charter values, which make an unqualified commitment to working with integrity. Communication is undertaken through a variety of channels, including the internet, intranet, email, newsletters and other means designed to cater for the local environment. These tools are also used to facilitate employee feedback, as are a variety of consultative processes. Dispute and grievance handling processes are also in place to assist in equitably addressing workplace issues in all businesses. A Business Conduct Advisory Service operates worldwide to allow concerns to be raised about conduct that is out of step with Our Charter values, our policies and procedures or the law.

Our all-employee share purchase plan, Shareplus, is available to all permanent full-time and part-time employees, and those on fixed-term contracts, except where local regulations limit operation of the scheme. In these instances, alternative arrangements are in place. As at 30 June 2013, 24,746 employees, or approximately 50.1 per cent of those eligible for the April 2013 offer, were participants in Shareplus. The Shareplus employee plan is described in section 6.3.2 of this Annual Report. Short-term and long-term incentive schemes also operate across the Group. Rewards for eligible individuals are predicated on the need to meet targets relating to the Group’s performance in areas such as health, safety and achievement of financial measures and on the personal performance of each employee.

Our performance management process aligns individual performance and behaviour to Our Charter and our strategic and operational priorities, as well as working to ensure that individual and team performance is recognised. Our leaders are accountable for providing constructive feedback and identifying development needs to help our employees maximise their performance and realise their full potential. In FY2013, 68 per cent of employees participated in a formal performance review process. Due to industrial agreements, not all employees are able to participate in individual performance or reward programs. The importance we place on employee development and training is demonstrated by the significant amount of training our employees undertake.

BHP Billiton is committed to building and maintaining a diverse workforce and providing a work environment in which every employee is treated fairly and with respect. We work actively to avoid discrimination on any basis, including disability. Where an employee suffers some disability while they are employed, we work to identify roles that meet their skill, experience and capability, and in some cases offer retraining. We also offer flexible work practices, where this is possible, taking into account the needs of the employee and those of the particular workplace. The employment packages under our remuneration policy, which must comply with local regulations, are aligned to our business requirements and are designed to be sufficiently attractive to recruit and retain the best people.

Our employees can access our Annual Reports either via the internet or hard copy.

7.9    Corporate Governance

The UK Financial Conduct Authority’s Disclosure and Transparency Rules (DTR 7.2) require that certain information be included in a corporate governance statement set out in the Directors’ Report. BHP Billiton has an existing practice of issuing a separate corporate governance statement as part of its Annual Report. The information required by the Disclosure and Transparency Rules and the UK Financial Conduct Authority’s Listing Rules (LR 9.8.6) is located in section 5 of this Annual Report, with the exception of the information referred to in DTR 7.2.6, which is located in section 7.22 of this Annual Report.

7.10    Dividends

A final dividend of 59 US cents per share will be paid on 25 September 2013. Details of the dividends paid and the dividend policy are set out in sections 3.7.6 and 11.3 of this Annual Report.

7.11    Auditors

A resolution to appoint KPMG LLP as the auditor of BHP Billiton Plc will be proposed at the 2013 Annual General Meetings in accordance with section 489 of the UK Companies Act 2006.

Mr Maxsted was the only officer of BHP Billiton during FY2013 who was a director or partner of the Group’s External Auditor at a time when the Group’s External Auditor conducted an audit of the Group. Mr Maxsted’s prior relationship with KPMG is set out in section 5.9 of this Annual Report. Mr Maxsted was not part of the KPMG audit practice after 1980 and, while at KPMG, was not in any way involved in, or able to influence, any audit activity associated with BHP Billiton.

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

7.12    Non-audit services

Details of the non-audit services undertaken by our External Auditor, including the amounts paid for non-audit services, are set out in note 35 ‘Auditor’s remuneration’ to the financial statements. All non-audit services were approved in accordance with the process set out in the Policy on Provision of Audit and Other Services by the External Auditor, and no non-audit services were carried out that were specifically excluded by the Policy on Provision of Audit and Other Services by the External Auditor. Based on advice provided by the Risk and Audit Committee, the Directors have formed the view that the provision of non-audit services is compatible with the general standard of independence for auditors, and that the nature of non-audit services means that auditor independence was not compromised. Further information about our policy in relation to the provision of non-audit services by the auditor is set out in section 5.13.1 of this Annual Report.

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

7.14    Political and charitable donations

No political contributions/donations for political purposes were made to any political party, politician, elected official or candidate for public office during FY2013.

In FY2013, we made charitable donations for the purposes of funding community programs in the United Kingdom of US$46,689 (cash) (2012: US$71,000). Our worldwide voluntary community investment totalled US$245.8 million (2012: US$214.1 million), comprising cash, in-kind support and administrative costs, and included a US$106 million contribution to the BHP Billiton Foundation. For further information, refer to section 2.8.13 of this Annual Report.

7.15    Exploration, research and development

Companies within the Group carry out exploration and research and development necessary to support their activities. Further details are provided in sections 2.2, 2.5 and 2.6 of this Annual Report.

7.16    Creditor payment policy

When we enter into a new contract with a supplier, payment terms will be communicated with the supplier in the negotiation phase of the contract and confirmed upon both parties signing and executing the agreement. Our approach to payment terms is outlined in our GLD that prescribes what we will do and how we will do it. We settle terms of payment with suppliers when agreeing overall terms of business, and seek to abide by the terms of the contracts to which we are bound. As at 30 June 2013, BHP Billiton Plc (the unconsolidated parent entity) had US$1,286,242 of trade creditors outstanding, which represents 65 days of purchases outstanding in respect of costs, based on the total invoiced by suppliers during FY2013. The calculated 65 days is impacted by the quantum of invoices received during the last week in June (2013: US$1.3 million, 2012: US$0.2 million), which are included in the 30 June creditor balance. All invoices received in June 2013 were fully paid within 30 days after year-end.

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

7.19    Directors’ shareholdings

The tables below set out information pertaining to shares held directly, indirectly or beneficially, by Directors in BHP Billiton Limited and BHP Billiton Plc. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities.

	BHP Billiton entity	As at date of Directors’ Report	As at 30 June 2013	As at 30 June 2012
Malcolm Broomhead	BHP Billiton Limited	9,000	9,000	9,000
	BHP Billiton Plc	–	–	–
John Buchanan	BHP Billiton Limited	–	–	–
	BHP Billiton Plc	20,000	20,000	20,000
Carlos Cordeiro (1)	BHP Billiton Limited	6,550	6,550	6,550
	BHP Billiton Plc	–	–	–
David Crawford	BHP Billiton Limited	33,127	33,127	33,127
	BHP Billiton Plc	6,000	6,000	6,000
Pat Davies	BHP Billiton Limited	–	–	–
	BHP Billiton Plc	27,170	27,170	4,170
Carolyn Hewson	BHP Billiton Limited	14,000	7,000	7,000
	BHP Billiton Plc	–	–	–
Marius Kloppers (2)	BHP Billiton Limited	Not Applicable	373,666	171,668
	BHP Billiton Plc	Not Applicable	628,982	688,895
Andrew Mackenzie (3)(4)	BHP Billiton Limited	–	–	–
	BHP Billiton Plc	201,921	72,619	61,560
Lindsay Maxsted	BHP Billiton Limited	6,500	3,000	3,000
	BHP Billiton Plc	–	–	–
Wayne Murdy (1)	BHP Billiton Limited	8,000	8,000	8,000
	BHP Billiton Plc	14,000	14,000	14,000
Jac Nasser (1)	BHP Billiton Limited	10,400	10,400	10,400
	BHP Billiton Plc	81,200	81,200	81,200
Keith Rumble	BHP Billiton Limited	–	–	–
	BHP Billiton Plc	14,500	14,500	14,500
John Schubert	BHP Billiton Limited	23,675	23,675	23,675
	BHP Billiton Plc	–	–	–
Shriti Vadera	BHP Billiton Limited	–	–	–
	BHP Billiton Plc	9,000	9,000	9,000

(1)	The following BHP Billiton Limited shares and BHP Billiton Plc shares are held in the form of American Depositary Shares: Carlos Cordeiro (3,275 BHP Billiton Limited), Wayne Murdy (4,000 BHP Billiton Limited; 7,000 BHP Billiton Plc) and Jac Nasser (5,200 BHP Billiton Limited; 40,600 BHP Billiton Plc).

(2)	Marius Kloppers ceased to be a Director on 10 May 2013. The disclosed holding as at 30 June 2013 reflects his holding as at the date he ceased to be a Director. In addition to the shares specified above, Marius Kloppers held 1,570,541 options and rights over BHP Billiton Limited shares as at 10 May 2013, when he ceased to be a Director.

(3)	Director appointed to the Board during FY2013: Andrew Mackenzie (10 May 2013). The disclosed holding as at 30 June 2012 reflects his holding as a member of the GMC as at 30 June 2012.

(4)	In addition to the shares specified above, Andrew Mackenzie held 958,647 options and rights over BHP Billiton Plc shares as at 30 June 2013 and 577,459 options and rights over BHP Billiton Plc shares as at the date of this Directors’ Report.

7.20    GMC members’ shareholdings (other than Directors)

The tables below set out information pertaining to shares in BHP Billiton Limited and BHP Billiton Plc held directly, indirectly or beneficially, by those senior executives who were members of the GMC during FY2013 (other than the Executive Director). Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities.

	BHP Billiton entity	As at date of Directors’ Report	As at 30 June 2013	As at 30 June 2012
Peter Beaven (1)	BHP Billiton Limited	184,601	73,533	Not Applicable
	BHP Billiton Plc	–	–	Not Applicable
Dean Dalla Valle (1)	BHP Billiton Limited	127,056	109,663	Not Applicable
	BHP Billiton Plc	–	–	Not Applicable
Geoff Healy (1)	BHP Billiton Limited	3,000	3,000	Not Applicable
	BHP Billiton Plc	–	–	Not Applicable
Mike Henry	BHP Billiton Limited	18,696	18,696	18,696
	BHP Billiton Plc	111,630	75,564	44,254
Graham Kerr	BHP Billiton Limited	94,584	49,598	5,422
	BHP Billiton Plc	–	–	–
Jane McAloon (1)	BHP Billiton Limited	46,654	36,070	Not Applicable
	BHP Billiton Plc	–	–	Not Applicable
Daniel Malchuk (1)	BHP Billiton Limited	52,687	–	Not Applicable
	BHP Billiton Plc	–	–	Not Applicable
Jimmy Wilson (1)	BHP Billiton Limited	116,115	1,552	Not Applicable
	BHP Billiton Plc	59,301	59,301	Not Applicable
Karen Wood	BHP Billiton Limited	368,013	313,013	269,645
	BHP Billiton Plc	–	–	–
Alberto Calderon (2)	BHP Billiton Limited	Not Applicable	–	–
	BHP Billiton Plc	Not Applicable	302,626	175,973
Marcus Randolph (2)	BHP Billiton Limited	Not Applicable	315,877	322,212
	BHP Billiton Plc	Not Applicable	–	–
J Michael Yeager (3)(4)	BHP Billiton Limited	565,997	565,997	427,059
	BHP Billiton Plc	–	–	–

(1)	New members appointed to the GMC during FY2013: Peter Beaven, Dean Dalla Valle, Jane McAloon, Daniel Malchuk, Jimmy Wilson (all appointed 10 May 2013) and Geoff Healy (appointed 3 June 2013).

(2)	Alberto Calderon and Marcus Randolph ceased to be members of the GMC on 10 May 2013. The disclosed holdings as at 30 June 2013 reflect their holdings as at the date of ceasing to be members of the GMC.

(3)	J Michael Yeager ceased to be a member of the GMC on 1 July 2013 and retired from the Group on 8 July 2013. The disclosed holdings as at the date of the Directors’ Report reflect his holdings as at the date of ceasing to be a member of the GMC.

(4)	1,300 BHP Billiton Limited shares are held in the form of 650 American Depositary Shares.

7.21    Performance in relation to environmental regulation

A significant environmental incident is one with a severity rating of four or above based on our internal severity rating scale (tiered from one to seven by increasing severity). There were no significant environmental incidents reported at our controlled operations in FY2013.

Fines and prosecutions

In FY2013, BHP Billiton received eight fines at our controlled operations with a total value of US$195,405.

We received a fine of US$181,581, levied in South Africa, for activities relating to the establishment of fuel, water and effluent infrastructure that were undertaken at our Wolvekrans Colliery without approval under the National Environment Management Act (NEMA) of 1998. We have instituted corrective measures, which include putting in place a process to ensure that all necessary approvals are obtained before any new mining activity commences.

The seven other fines, totalling US$13,824, were levied in Australia, where our operations were cited for activities in relation to exceeding allowable discharge limits, excessive dust generation and release events. We have instituted preventive measures for all these occurrences.

Further information in relation to environmental performance, including environmental regulation, can be found in section 2.8 of this Annual Report and in the Sustainability Report available online at www.bhpbilliton.com.

7.22    Share capital, restrictions on transfer of shares and other additional information

Information relating to BHP Billiton Plc’s share capital structure, restrictions on the holding or transfer of its securities or on the exercise of voting rights attaching to such securities, certain agreements triggered on a change of control and the existence of branches of BHP Billiton outside of the United Kingdom, is set out in the following sections of this Annual Report:

•	Section 1.2 (BHP Billiton locations)

•	Section 2.7 (Government regulations)

•	Section 2.10 (Organisational structure)

•	Section 2.11 (Material contracts)

•	Section 2.12 (Constitution)

•	Section 7.2 (Share capital and buy-back programs)

•	Section 11.2 (Share ownership)

•	Note 19 ‘Share capital’ and note 33 ‘Employee share ownership plans’ to the financial statements.

Further details of all options and rights outstanding as at the date of this Directors’ Report, including shares issued upon exercise of options and rights, are set out in note 33 ‘Employee share ownership plans’ to the financial statements. Details of movements in share capital during and since the end of the financial year are set out in note 19 ‘Share capital’ to the financial statements.

The Directors’ Report is made in accordance with a resolution of the Board.

Jac Nasser AO

Chairman

Andrew Mackenzie

Chief Executive Officer

Dated: 12 September 2013

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

Mr Lomas seeks relief, both quantified and unquantified, for himself and those Plan members he purports to represent in respect of a number of alleged breaches committed by RAL, including allegations of breach of employment contracts, breach of trust, and breach of the Trust Agreement underlying the Pension Plan. In particular:

•	Mr Lomas seeks US$119.25 million (C$125 million) on account of monies alleged to have been improperly paid out or withheld from the Pension Plan, together with compound interest calculated from the date of each alleged wrongdoing; and

•	punitive, aggravated and exemplary damages in the sum of US$1.91 million (C$2 million).

Mr Lomas purports to represent members of the defined benefits portion of the Pension Plan. In 2005, the defined contribution members of the Pension Plan were included as parties to this action.

A motion to strike Mr Lomas’ request for the winding-up of the Plan was heard on 27 November 2006. The court struck out part of Mr Lomas’ claim, but allowed the remainder to proceed. RAL’s appeal from that decision was dismissed, but further leave to appeal to the Ontario Court of Appeal was granted. On 10 March 2010, the Ontario Court of Appeal ruled in favour of RAL’s motion to strike out that part of the plaintiff’s claim that sought a court order to wind up the Plan. No further step has been taken by the plaintiff to prosecute the proceedings at this time.

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

Our share of the alleged adjustment of the CZN share price would be approximately US$4.41 million. In the alternative, CCT seeks declaration that the privatisation is null and void and forfeiture of the transfer price paid, of which our share would be approximately US$147.14 million. In both instances, CCT also seeks unquantified sanctions, including payment of stamp taxes, an award of 15 per cent of all monies recovered by the defendants, together with interest on all amounts at the maximum rate authorised by law.

The CZN action was dismissed on 18 February 2011, the Court determining that there were no irregularities in the privatisation of the Cerrejón Zona Norte mining complex.

CCT’s request for a reconsideration of the judgment was denied. On 15 March 2011, CCT filed an appeal against the dismissal. This appeal was dismissed on 1 February 2013 and on 15 February 2013 the plaintiff filed for a revision of the judgment. Revision of judgment is a new avenue of review introduced by the Columbian Administrative Code that applies to the last instance judgments and may be used when the plaintiff believes certain issues were not considered in the decision. On 15 March 2013, Cerrejón filed an opposition to this revision application.

A separate class action arising out of the privatisation of the CZN mining complex has been brought by Mr Martín Nicolás Barros Choles, against various defendants including CDC.

Mr Choles claims that the transfer of rights by CDC to CZN was ineffective because it only involved a transfer of shares and not the transfer of the underlying rights in the properties and assets used in the CZN mining complex. Consequently, he is seeking orders that CDC pays for the use and lease of the properties and assets until November 2009, and that from that date the properties and assets of the Cerrejón project revert to the State.

Investigations

Following requests for information in August 2009 from the US Securities and Exchange Commission (SEC), the Group commenced an internal investigation and disclosed to relevant authorities, including the US Department of Justice (DOJ), evidence that it has uncovered regarding possible violations of applicable anti-corruption laws involving interactions with government officials.

As has been publicly reported, the Australian Federal Police has indicated that it has commenced an investigation. The Group is fully cooperating with the relevant authorities as it has since the US investigations commenced.

As part of the US process, the SEC and DOJ notified the Group in August 2013 of the issues they consider could form the basis of enforcement actions and discussions are continuing.

The issues relate primarily to matters in connection with previously terminated exploration and development efforts, as well as hospitality provided as part of the Company’s sponsorship of the 2008 Beijing Olympics.

In light of the continuing nature of the investigations it is not appropriate at this stage for BHP Billiton to predict outcomes.

9    Financial Statements

Refer to the pages beginning on page F-1 in this Annual Report.

10    Glossary

10.1    Mining, oil and gas-related terms

Term	Definition
2D	Two dimensional.

3D	Three dimensional.

Alumina	Aluminium oxide (Al2O3). Alumina is produced from bauxite in the refining process. Alumina is then converted (reduced) in an electrolysis cell to produce aluminium metal.

Ash	Inorganic material remaining after combustion.

AusIMM	The Australasian Institute of Mining and Metallurgy.

Bauxite	Chief ore of aluminium.

Beneficiation	The process of physically separating ore from gangue prior to subsequent processing of the beneficiated ore.

Bio-leaching	Use of naturally occurring bacteria to leach a metal from ore; for example, copper, zinc, uranium, nickel and cobalt from a sulphide mineral.

Brownfield	An exploration or development project located within an existing mineral province which can share infrastructure and management with an existing operation.

Coal Reserves	The same meaning as Ore Reserves, but specifically concerning coal.

Coking coal	Used in the manufacture of coke, which is used in the steelmaking process by virtue of its carbonisation properties. Coking coal may also be referred to as metallurgical coal.

Competent Person	A minerals industry professional who is a Member or Fellow of The Australasian Institute of Mining and Metallurgy, or of the Australian Institute of Geoscientists, or of a ‘Recognised Professional Organisation’ (RPO), as included in a list available on the JORC and ASX websites. These organisations have enforceable disciplinary processes including the powers to suspend or expel a member.

A Competent Person must have a minimum of five years relevant experience in the style of mineralisation or type of deposit under consideration and in the activity which that person is undertaking. (JORC Code, 2012.)

Condensate	A mixture of hydrocarbons that exist in gaseous form in natural underground reservoirs, but which condense to form a liquid at atmospheric conditions.

Copper cathode	Electrolytically refined copper that has been deposited on the cathode of an electrolytic bath of acidified copper sulphate solution. The refined copper may also be produced through leaching and electrowinning.

Crude oil	A mixture of hydrocarbons that exist in liquid form in natural underground reservoirs, and remain liquid at atmospheric pressure after being produced at the well head and passing through surface separating facilities.

Term	Definition
Cut-off grade	A nominated grade above which is defined some mineral aspect of the reserve or resource. For example, the lowest grade of mineralised material that qualifies as economic for estimating an Ore Reserve.
CQCA	Central Queensland Coal Associates.

ECSA	Engineering Council of South Africa.

Electrowinning/electrowon	An electrochemical process in which metal is recovered by dissolving a metal within an electrolyte and plating it onto an electrode.

Energy coal	Used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steaming or thermal coal.

Ethane	Where sold separately, is largely ethane gas that has been liquefied through pressurisation. One tonne of ethane is approximately equivalent to 26.8 thousand cubic feet of gas.

FAusIMM	Fellow of the Australasian Institute of Mining and Metallurgy.

Field	An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated vertically by intervening impervious strata, or laterally by local geologic barriers, or by both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms structural feature and stratigraphic condition are intended to identify localised geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc. (per SEC Rule 4-10).

Flotation	A method of selectively recovering minerals from finely ground ore using a froth created in water by specific reagents. In the flotation process, certain mineral particles are induced to float by becoming attached to bubbles of froth and the unwanted mineral particles sink.

FPSO (floating, production, storage and off take)	A floating vessel used by the offshore oil and gas industry for the processing of hydrocarbons and for storage of oil. An FPSO vessel is designed to receive hydrocarbons produced from nearby platforms or subsea template, process them, and store oil until it can be offloaded onto a tanker.

Grade	The relative quantity, or the percentage, of metal or mineral content in an orebody.

Greenfield	The development or exploration located outside the area of influence of existing mine operations/infrastructure.

Heap leach(ing)	A process used for the recovery of metals such as copper, nickel, uranium and gold from low-grade ores. The crushed material is laid on a slightly sloping, impermeable pad and leached by uniformly trickling (gravity fed) a chemical solution through the beds to ponds. The metals are recovered from the solution.

Term	Definition
Ilmenite	The principle ore of titanium composed of iron, titanium and oxygen (FeTiO3).

Kriging	A geostatistical method of estimating resources based on a mathematical function known as a semivariogram.

Leaching	The process by which a soluble metal can be economically recovered from minerals in ore by dissolution.

LNG (Liquefied natural gas)	Consists largely of methane that has been liquefied through chilling and pressurisation. One tonne of LNG is approximately equivalent to 45.9 thousand cubic feet of natural gas.

LOI (Loss on ignition)	A measure of the percentage of volatile matter (liquid or gas) contained within a mineral or rock. LOI is determined to calculate loss in mass during pyroprocessing

LPG (Liquefied petroleum gas)	Consists of propane and butane and a small amount (less than two per cent) of ethane that has been liquefied through pressurisation. One tonne of LPG is approximately equivalent to 11.6 barrels.

MAIG	Member of the Australian Institute of Geoscientists.

Marketable Coal Reserves	Represents beneficiated or otherwise enhanced coal product where modifications due to mining, dilution and processing have been considered, must be publicly reported in conjunction with, but not instead of, reports of Coal Reserves. The basis of the predicted yield to achieve Marketable Coal Reserves must be stated.

MAusIMM	Member of the Australasian Institute of Mining and Metallurgy.

Metallurgical coal	A broader term than coking coal, which includes all coals used in steelmaking, such as coal used for the pulverised coal injection process.

Mineralisation	Any single mineral or combination of minerals occurring in a mass, or deposit, of economic interest.

NAPEG	Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists.

NGL (Natural gas liquids)	Natural gas liquids, which include propane, butane and ethane.

OC/OP (Open-cut/open-pit)	Surface working in which the working area is kept open to the sky.

Ore Reserves	The economically mineable part of a Measured and/ or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Probable Ore Reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Term	Definition
Proved oil and gas reserves	Those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation (from SEC Rules 2010).

Proven Ore Reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Reserve life	Current stated ore reserves estimate divided by the current approved nominated production rate as at the end of the financial year.

Run of mine product (ROM)	Product mined in the course of regular mining activities.

Rutile	An ore of titanium composed of titanium and oxygen (TiO2).

SACNASP	South African Council for Natural Scientific Professions.

SAIMM	The Southern African Institute of Mining and Metallurgy.

SME reg’d member	Registered member of the Society of Mining, Metallurgy and Exploration.

Solvent extraction	A method of separating one or more metals from a leach solution by treating with a solvent that will extract the required metal, leaving the others. The metal is recovered from the solvent by further treatment.

SP (Stockpile)	An accumulation of ore or mineral built up when demand slackens or when the treatment plant or beneficiation equipment is incomplete or temporarily unable to process the mine output; any heap of material formed to create a buffer for loading or other purposes or material dug and piled for future use.

Spud	Commence drilling of an oil or gas well.

Tailings	Those portions of washed or milled ore that are too poor to be treated further or remain after the required metals and minerals have been extracted.

Titanium slag	Titanium slag is an upgraded white pigment that comes from ilmenite and is used in the manufacture of paint, paper and plastics. Titanium slag contains a high percentage of titanium dioxide, which is used largely to produce TiO2 pigment.

TLP (Tension leg platform)	A tension leg platform or extended tension leg platform (ETLP) is a vertically moored floating structure normally used for the offshore production of oil or gas, and is particularly suited for water depths greater than 300 metres (about 1000 ft) and less than 1500 metres (about 4900 ft).

Term	Definition

Total Coal Reserves	Run of mine reserves as outputs from the mining activities.

Total Ore Reserves	Proven Ore Reserves plus Probable Ore Reserves.

Zircon	The chief ore of zirconium composed of zirconium, silicon and oxygen (ZrSiO4).

10.2    Finance, marketing and general terms

Term	Definition

A$	Australian dollars being the currency of the Commonwealth of Australia.

API (All Publishers Index)	Thermal coal price index as published by Argus Media and IHS McCloskey for: Northwestern Europe – CIF Amsterdam –Rotterdam – Antwerp (API 2); South Africa – FOB Richards Bay (API 4); Australia – FOB Newcastle (API 6).

ADR (American Depositary Receipt)	Instruments that trade on the NYSE.

ADS (American Depositary Share)	An American Depositary Share is a share issued under a deposit agreement that has been created to permit US-resident investors to hold shares in non-US companies and trade them on the stock exchanges in the US. One ADS is equal to two BHP Billiton Limited or BHP Billiton Plc ordinary shares. ADSs are evidenced by American Depositary Receipts, or ADRs, which are the instruments that trade on the NYSE.

ASIC (Australian Securities and Investments Commission)	The Australian Government agency that enforces laws relating to companies, securities, financial services and credit in order to protect consumers, investors and creditors.

ASX (Australian Securities Exchange)	ASX is a multi-asset class vertically integrated exchange group that functions as a market operator, clearing house and payments system facilitator. It oversees compliance with its operating rules, promotes standards of corporate governance among Australia’s listed companies and helps educate retail investors.

Australian Tax Treaty	Tax Convention between Australia and the United States as to the Avoidance of Double Taxation.

BHP Billiton	Being both companies in the dual listed company structure, BHP Billiton Limited and BHP Billiton Plc.

BHP Billiton Limited share	A fully paid ordinary share in the capital of BHP Billiton Limited.

BHP Billiton Limited shareholders	The holders of BHP Billiton Limited shares.

BHP Billiton Limited Special Voting Share	A single voting share issued to facilitate joint voting by shareholders of BHP Billiton Limited on Joint Electorate Actions.

BHP Billiton Plc equalisation share	A share that has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc Group to the BHP Billiton Limited Group should this be required under the terms of the DLC merger.

BHP Billiton Plc 5.5 per cent preference share	Shares that have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority of any other class of shares in BHP Billiton Plc on a return of capital or winding up.

Term	Definition

BHP Billiton Plc share	A fully paid ordinary share in the capital of BHP Billiton Plc.

BHP Billiton Plc shareholders	The holders of BHP Billiton Plc shares.

BHP Billiton Plc Special Voting Share	A single voting share issued to facilitate joint voting by shareholders of BHP Billiton Plc on Joint Electorate Actions.

Board	The Board of Directors of BHP Billiton.

Business	Refers to one of BHP Billiton’s Petroleum and Potash; Copper; Iron Ore; Coal; Aluminium, Manganese and Nickel Business groups formed in May 2013. Collectively they are referred to as the Businesses.

CEO	Chief Executive Officer.

CFR (Cost and freight named port of destination)	The seller must pay the costs and freight necessary to bring the goods to the named port of destination, but the risk of loss of or damage to the goods, as well as any additional costs due to events occurring after the time the goods have been delivered on board the vessel, is transferred from the seller to the buyer when the goods pass the ship’s rail in the port of shipment. The CFR term requires the seller to clear the goods for shipment.

CIP (Co-Investment Plan)	Legacy employee share scheme.

Community investment	Contributions made to support communities in which we operate or have an interest. Our contributions to community programs comprise cash, in-kind support and administration costs. Our targeted level of contribution is one per cent of pre-tax profit calculated on the average of the previous three years’ pre-tax profit.

CSG (Customer Sector Group)	Prior to 10 May 2013 referred to a BHP Billiton product-based global business unit.

CY20XX	Refers to the calendar year ending 31 December 20XX, where XX is the two-digit number of the year.

Deferred share	A nil-priced option or a conditional right to acquire a share issued under the rules of the GIS.

Dividend Record Date	The date, determined by a company’s board of directors, by when an investor must be recorded as an owner of shares in order to qualify for a forthcoming dividend.

DLC	Dual Listed Company.

DLC merger	The Dual Listed Company merger between BHP Billiton Limited and BHP Billiton Plc on 29 June 2001.

DLC structure	The corporate structure resulting from the DLC merger.

EBIT	Earnings before interest and taxes.

ESOP (Employee Share Ownership Plan)	A legacy employee share plan that commenced under the jurisdiction of BHP Limited prior to the formation of BHP Billiton.

Term	Definition
Expected value	Expected value of a share incentive – the average outcome weighted by probability. This measure takes into account the difficulty of achieving performance conditions and the correlation between these and share price appreciation. The valuation methodology also takes into account factors such as volatility and forfeiture risk.

EITI (Extractive Industries Transparency Initiative)	An international initiative dedicated to the enhancement of transparency around the payments of taxes and royalties derived from resource development.

FOB (Free on board named port of shipment)	The seller delivers when the goods pass the ship’s rail at the named port of shipment. This means that the buyer has to bear all costs and risks of loss of, or damage to the goods from that point. The FOB term requires the seller to clear the goods for export. This term can be used only for sea or inland waterway transport.

FPIC (Free prior informed consent)	A principle requiring that individuals and communities should be informed – in appropriate, accessible language - about projects that might take place on their land. It also guarantees that they are given the opportunity to give or withhold their consent to a project before it commences.

FY20XX	Refers to the financial year ending 30 June 20XX, where XX is the two-digit number for the year.

GAAP	Generally accepted accounting principles.

Gearing	Gearing is defined as the ratio of net debt to net debt plus net assets.

GHG (Greenhouse gas)	For BHP Billiton reporting purposes, these are the aggregate anthropogenic carbon dioxide equivalent emissions of carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulphur hexafluoride (SF6).

Group	BHP Billiton Limited, BHP Billiton Plc and their subsidiaries.

Group Function	Group Functions act as agents of the Group Management Committee (GMC). They operate under a defined set of mandates that relate to:

• the governance of BHP Billiton;

• the CEO limits established by the BHP Billiton Board;

• the activities necessary to improve the effectiveness of the Group.

GIS (Group Incentive Scheme)	A short-term incentive plan under which annual incentives are provided through a mix of cash and employee equity. The GIS is currently applicable only to members of the GMC.

GLD (Group Level Document)	The documents that give effect to the mandatory requirements arising from the BHP Billiton Operating Model as approved by the GMC. They describe the mandatory minimum performance requirements and accountabilities for definitive business obligations, processes, functions and activities across BHP Billiton.

Term	Definition
GMC (Group Management Committee)	The executive management group within BHP Billiton as determined by the CEO. Its role is defined by the GMC Terms of Reference.

IFRS (International Financial Reporting Standards)	Accounting standards as issued by the International Accounting Standards Board.

JSE	Johannesburg Stock Exchange.

JV	Joint venture.

KMP (Key Management Personnel)	Persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly (including Executive Directors), and Non-executive Directors.

KPI (Key Performance Indicator)	Used to measure the performance of the Group, individual businesses and executives in any one year.

LME	London Metal Exchange.

LSE	London Stock Exchange.

LTIP (Long-Term Incentive Plan)	A long-term incentive plan under which awards are provided in the form of employee equity, with a relative TSR performance hurdle that must be met over a five-year period before the awards vest. The LTIP is currently applicable only to members of the GMC.

Major capital projects	Projects where the investment commitment exceeds the Group approval threshold, or complexity or associated reputational risk or exposure necessitates review at a Group level (and within the Group investment process).

Market value	The market value based on closing prices or, in instances when an executive exercises and sells shares, the actual sale price achieved.

Marketing	Refers to the BHP Billiton staff, processes and activities that provide marketing services to the whole organisation.

NYMEX (New York Mercantile Exchange)	A New York physical futures exchange which trades energy commodities (i.e. crude oil and natural gas) and precious metals in futures and options markets.

NYSE	New York Stock Exchange

OEL (Occupational exposure limit)	The concentration of a substance or agent, exposure to which, according to current knowledge, should not cause adverse health effects nor cause undue discomfort to nearly all workers.

Occupational illness	An occupational illness is an illness that occurs as a consequence of work-related activities or exposure. It includes acute or chronic illnesses or diseases, which may be caused by inhalation, absorption, ingestion or direct contact.

Option	A right to acquire a share on payment of an exercise price issued under the rules of the GIS.

OSHA	United States Government Occupational Safety and Health Administration.

Term	Definition
Performance share	A nil-priced option or a conditional right to acquire a share, subject to a Performance Hurdle, issued under the rules of the LTIP.

Project investment	Total budgeted capital expenditure on growth projects under development at year-end. Refer to section 3.7.2 Major projects, for a full listing of these growth projects.

PSP (Performance share plan)	An employee share plan that commenced under the jurisdiction of BHP Limited or Billiton Plc and prior to the formation of BHP Billiton. Legacy share scheme.

Quality-of-life indicators	Measures of people’s overall wellbeing including material well-being (standard of living) and non-material components such as the quality of the environment, national security, personal safety, and political and economic freedoms.

Quoted	In the context of American Depositary Shares (ADS) and listed investments, the term ‘quoted’ means ‘traded’ on the relevant exchange.

REi (Resource Endowment initiative)	An initiative of the International Council on Mining and Metals to enhance industry’s socio-economic contribution to the countries and communities where organisations such as BHP Billiton operate, by better understanding the factors that either inhibit or promote social and economic development linked to large-scale mining projects.

ROCE (Return on capital employed)	Return on capital employed is calculated as earnings from operations, excluding exceptional items and net finance costs (after tax), divided by average capital employed. Average capital employed is calculated as net assets less net debt.

RSS (Restricted Share Scheme)	Legacy employee share scheme.

SEC (United States Securities and Exchange Commission)	United States regulatory commission that aims to protect investors, maintain fair, orderly and efficient markets and facilitate capital formation.

Shareplus	All employee share purchase plan.

Significant environmental incident	A significant environmental incident is one with a severity rating of four or above based on our internal severity rating scale (tiered from one to seven by increasing severity).

STRATE	Share Transactions Totally Electronic is a South African electronic settlement and depository system for dematerialised equities.

TRIF (Total recordable injury frequency)	The sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) x 1,000,000 ÷ actual hours worked. Stated in units of per million hours worked. We adopt the United States Government Occupational Safety and Health Administration guidelines for the recording and reporting of occupational injury and illnesses.

TSR (Total shareholder return)	TSR measures the return delivered to shareholders over a certain period through the change in share price and any dividends paid. It is the measure used to compare BHP Billiton’s performance to that of other relevant companies under the LTIP.

Term	Definition
UKLA (United Kingdom Listing Authority)	Term used when the UK Financial Services Authority (FSA) acts as the competent authority under Part VI of the UK Financial Services and Markets Act (FSMA).

Underlying EBIT	Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBIT is not an IFRS measure of profitability, financial performance, or liquidity and may be defined and used in differing ways by different entities. Underlying EBIT is included in the FY2013 Consolidated Financial Statements as required by IFRS 8 ‘Operating Segments’. We believe that Underlying EBIT provides useful information, but should not be considered as an indication of, or alternative to, Attributable profit as an indicator of operating performance.

Underlying EBIT margin	Calculated as Underlying EBIT, excluding third party EBIT, divided by revenue net of third party product revenue.

US$	The Group’s reporting currency and the functional currency of the majority of its operations is the US dollar, as this is assessed to be the principal currency of the economic environments in which they operate.

WTI (West Texas Intermediate)	A mixture of hydrocarbons that exists in liquid phase in natural underground reservoirs and remains liquid at atmospheric pressure after passing through surface separating facilities.

Crude oil is refined to produce a wide array of petroleum products, including heating oils; gasoline, diesel and jet fuels; lubricants; asphalt; ethane, propane, and butane; and many other products used for their energy or chemical content.

West Texas Intermediate refers to a crude stream produced in Texas and southern Oklahoma which serves as a reference or “marker” for pricing a number of other crude streams and which is traded in the domestic spot market at Cushing, Oklahoma.

10.3    Terms used in reserves

Term	Definition
A.Al2O3	available alumina
Ag	silver
Al2O3	alumina
Anth	anthracite
Au	gold
cpt	carats per tonne
Cu	copper
CV	calorific value
Fe	iron
Fe2O3	iron oxide
insol	insolubles
K2O	potassium oxide
Met	metallurgical coal
MgO	magnesium oxide
Mn	manganese
Mo	molybdenum
Ni	nickel
P	phosphorous
Pb	lead
Pc	phosphorous in concentrate
R.SiO2	reactive silica
S	sulphur
SCu	soluble copper
SiO2	silica
TCu	total copper
Th	thermal coal
TiO2	titanium oxide
U3O8	uranium oxide
VM	volatile matter
Zn	zinc

10.4    Units of measure

Abbreviation	Description
%	percentage or per cent
bbl/d	barrels per day
boe	barrels of oil equivalent – 6,000 scf of natural gas equals 1 boe
dmt	dry metric tonne
dmtu	dry metric tonne unit
g/t	grams per tonne
ha	hectare
kcal/kg	kilocalories per kilogram
kdwt	thousand deadweight tonnes
kg/tonne or kg/t	kilograms per tonne
km	kilometre
koz	kilo-ounce
kt	kilotonne
ktpa	kilotonnes per annum
kV	kilovolt
m	metre
Mbbl/d	thousand barrels per day
ML	megalitre
mm	millimetre
MMbbl/d	million barrels per day
MMboe	million barrels of oil equivalent
MMBtu	million British thermal units – 1 scf of natural gas equals 1,010 Btu
MMcf/d	million cubic feet per day
MMcm/d	million cubic metres per day
Mt	million tonnes
Mtpa	million tonnes per annum
MW	megawatt
psi	pounds per square inch
ppm	parts per million
scf	standard cubic feet
t	tonne
TJ	terajoule
TJ/d	terajoules per day
tpa	tonnes per annum
tpd	tonnes per day
tph	tonnes per hour
wmt	wet metric tonnes

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

Major shareholders

The tables in sections 7.19 and 7.20 of this Annual Report present information pertaining to the shares in BHP Billiton Limited and BHP Billiton Plc held by Directors and members of the Group Management Committee (GMC).

Neither BHP Billiton Limited nor BHP Billiton Plc is directly or indirectly controlled by another corporation or by any government. Other than as described in section 2.10.2, no major shareholder possesses voting rights that differ from those attaching to all of BHP Billiton Limited’s voting securities.

BHP Billiton Limited

No holdings of five per cent or more of voting rights in BHP Billiton Limited’s shares have been notified to BHP Billiton Limited under the Corporations Act 2001, Section 671B. No single person beneficially owned more than five per cent of BHP Billiton Limited’s voting securities.

BHP Billiton Plc

The following table shows holdings of three per cent or more of voting rights in BHP Billiton Plc’s shares as notified to BHP Billiton Plc under the UK Disclosure and Transparency Rule 5. (1)

Title of class	Identity of person or group	Date of last notice		Number owned	Percentage of total voting rights (2)
		Date received	Date of change		2013	2012	2011
Ordinary shares	Norges Bank	6 February 2013	5 February 2013	63,635,068	3.01%	–	–
Ordinary shares	BlackRock, Inc.	3 December 2009	1 December 2009	213,014,043	10.08%	10.08%	10.08%

(1)	Other than as disclosed to the relevant stock exchanges, there has been no change in the holdings of three per cent or more of the voting rights in BHP Billiton Plc’s shares notified to BHP Billiton Plc as at the date of this Annual Report.

(2)	The percentages quoted are based on the total voting rights of BHP Billiton Plc as at the date of the Annual Report each year of 2,112,071,796.

The following table shows holdings of Directors and members of the GMC of BHP Billiton Plc who were in office as at 30 June 2013, as a group, of BHP Billiton Plc’s voting securities as at that date. (1)

Title of class	Identity of person or group	Number owned	Percentage of total voting rights at 30 June 2013 (2)
Ordinary shares	Directors and Executives as a group	379,354	0.02%

(1)	As at the date of this Annual Report, the Directors and members of the GMC who were in office at 30 June 2013 held 0.03 per cent of the total voting rights of BHP Billiton Plc (Number owned: 544,722).

(2)	The percentages quoted are based on the total voting rights of BHP Billiton Plc of 2,112,071,796. Total voting rights represent issued fully paid shares less 24,113,658 shares held by BHP Billiton Plc as Treasury shares (which excludes shares held by Employee Share Ownership Plan trusts).

Twenty largest shareholders as at 23 August 2013 (as named on the Register of Shareholders)

BHP Billiton Limited		Number of fully paid shares	% of issued capital
1.	HSBC Custody Nominees (Australia) Limited	557,644,450	17.36
2.	J P Morgan Nominees Australia Limited	413,007,108	12.86
3.	National Nominees Limited	297,209,683	9.25
4.	Citicorp Nominees Pty Limited <BHP Billiton ADR Holders A/C>	185,939,608	5.79
5.	Citicorp Nominees Pty Ltd	114,783,866	3.57
6.	J P Morgan Nominees Australia Limited <Cash Income A/C>	80,266,537	2.50
7.	BNP Paribas Noms Pty Ltd <DRP>	69,417,969	2.16
8.	Citicorp Nominees Pty Limited <Colonial First State Inv A/C>	45,204,517	1.41
9.	AMP Life Limited	26,515,189	0.83
10.	HSBC Custody Nominees (Australia) Limited <NT-Comnwlth Super Corp A/C>	15,014,678	0.47
11.	UBS Wealth Management Australia Nominees Pty Ltd	14,723,344	0.46
12.	Australian Foundation Investment Company Limited	13,990,941	0.44
13.	BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	9,894,577	0.31
14.	RBC Investor Services Australia Nominees Pty Limited <PI Pooled A/C>	8,225,003	0.26
15.	ARGO Investments Limited	8,065,004	0.25
16.	Computershare Nominees CI Ltd <ASX Shareplus Control A/C>	7,616,844	0.24
17.	RBC Investor Services Australia Nominees Pty Limited <BKCUST A/C>	5,552,630	0.17
18.	Navigator Australia Ltd <MLC Investment Sett A/C>	5,394,590	0.17
19.	Custodial Services Limited <Beneficiaries Holdings A/C>	3,931,568	0.12
20.	Nulis Nominees (Australia) Limited <Navigator Mast Plan Sett A/C>	3,404,783	0.11

		1,885,802,889	58.73

BHP Billiton Plc		Number of fully paid shares	% of issued capital
1.	PLC Nominees (Proprietary) Limited (1)	416,109,898	19.48
2.	Chase Nominees Limited	93,394,653	4.37
3.	Chase Nominees Limited <LEND>	88,262,193	4.13
4.	State Street Nominees Limited <OM02>	85,556,707	4.00
5.	GEPF Equity	73,333,979	3.43
6.	State Street Nominees Limited <OM04>	61,579,469	2.88
7.	The Bank of New York (Nominees) Limited	56,641,243	2.65
8.	National City Nominees Limited	51,995,999	2.43
9.	Nortrust Nominees Limited	45,932,165	2.15
10.	Vidacos Nominees Limited <CLRLUX2>	42,471,262	1.99
11.	HSBC Global Custody Nominee (UK) Limited <357206>	41,127,844	1.93
12.	Lynchwood Nominees Limited <2006420>	35,536,745	1.66
13.	State Street Nominees Limited <OD64>	34,608,919	1.62
14.	BNY Mellon Nominees Limited <BSDTGUSD>	33,839,364	1.58
15.	Industrial Development Corporation	33,804,582	1.58
16.	Nutraco Nominees Limited <781221>	27,000,000	1.26
17.	Nortrust Nominees Limited <SLEND>	24,082,869	1.13
18.	Nutraco Nominees Limited <492762>	24,036,899	1.13
19.	BNY Mellon Nominees Limited <BSDTGABN>	20,790,453	0.97
20.	State Street Nominees Limited <GB01>	18,688,842	0.87

		1,308,794,085	61.24

(1)	The largest holder on the South African register of BHP Billiton Plc, being the STRATE nominee in which the majority of shares in South Africa (including some of the shareholders included in this list) are held in dematerialised form.

United States share ownership as at 30 June 2013

	BHP Billiton Limited					BHP Billiton Plc
	Shareholders Numbers	%	Shares Numbers		%	Shareholders Numbers	%	Shares Numbers		%
Classification of holder
Registered holders of voting securities	1,751	0.30	5,937,654		0.18	65	0.29	189,749		0.01
ADR holders	1,150	0.20	182,289,040	(1)	5.68	188	0.83	52,245,708	(2)	2.45

(1)	These shares translate to 91,144,520 ADRs.

(2)	These shares translate to 26,122,854 ADRs.

Distribution of shareholders and shareholdings as at 23 August 2013

	BHP Billiton Limited				BHP Billiton Plc
	Shareholders Numbers	%	Shares Numbers	%	Shareholders Numbers	%	Shares Numbers	%
Registered address
Australia	562,678	96.21	3,139,802,455	97.76	375	1.63	1,267,081	0.06
New Zealand	13,623	2.33	36,035,647	1.12	42	0.18	114,277	0.01
United Kingdom	3,113	0.53	9,635,917	0.30	19,872	86.56	1,696,879,659	79.43
United States	1,758	0.30	5,619,147	0.18	71	0.31	277,159	0.01
South Africa	138	0.02	283,390	0.01	1,380	6.01	434,197,050	20.33
Other	3,559	0.61	20,314,549	0.63	1,219	5.31	3,450,228	0.16

Total	584,869	100.00	3,211,691,105	100.00	22,959	100.00	2,136,185,454	100.00

	BHP Billiton Limited				BHP Billiton Plc
	Shareholders Numbers	%	Shares Numbers (1)%		Shareholders Numbers	%	Shares Numbers (1)%
Size of holding
1 – 500 (2)	260,263	44.50	59,219,101	1.84	12,429	54.14	3,141,453	0.15
501 – 1,000	113,010	19.32	87,292,307	2.72	4,752	20.70	3,511,302	0.16
1,001 – 5,000	164,204	28.08	368,504,724	11.47	3,775	16.44	7,678,271	0.36
5,001 – 10,000	27,368	4.68	193,374,016	6.02	451	1.96	3,188,527	0.15
10,001 – 25,000	14,819	2.53	222,939,413	6.94	358	1.56	5,686,795	0.27
25,001 – 50,000	3,357	0.57	114,980,734	3.58	210	0.91	7,641,839	0.36
50,001 – 100,000	1,183	0.20	81,226,179	2.53	244	1.06	17,972,103	0.84
100,001 – 250,000	473	0.08	68,967,416	2.15	241	1.05	39,090,515	1.83
250,001 – 500,000	99	0.02	33,728,489	1.05	153	0.67	54,309,644	2.54
500,001 – 1,000,000	35	0.01	25,120,497	0.78	128	0.56	87,857,405	4.11
1,000,001 and over	58	0.01	1,956,338,229	60.92	218	0.95	1,906,107,600	89.23

Total	584,869	100.00	3,211,691,105	100.00	22,959	100.00	2,136,185,454	100.00

(1)	One share entitles the holder to one vote.

(2)	Number of BHP Billiton Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$35.64 as at 23 August 2013 was 5,388.

	BHP Billiton Limited				BHP Billiton Plc
	Shareholders Numbers	%	Shares Numbers	%	Shareholders Numbers	%	Shares Numbers	%
Classification of holder
Corporate	146,387	25.03	2,264,906,968	70.53	13,174	57.38	2,122,652,977	99.37
Private	438,482	74.97	946,484,137	29.47	9,785	42.62	13,532,477	0.63

Total	584,869	100.00	3,211,691,105	100.00	22,959	100.00	2,136,185,454	100.00

11.3    Dividends

Policy

We have a progressive dividend policy that seeks to steadily increase or at least to maintain the dividend in US dollars at each half-yearly payment.

We declare our dividends and other distributions in US dollars as it is our main functional currency. BHP Billiton Limited pays its dividends in Australian dollars, UK pounds sterling, New Zealand dollars or US dollars, depending on the country of residence of the shareholder. BHP Billiton Plc pays its dividends in UK pounds sterling to shareholders registered on its principal register in the United Kingdom and in South African rand to shareholders registered on its branch register in South Africa. If shareholders on the United Kingdom register wish to receive dividends in US dollars, they must complete the appropriate election form and return it to the BHP Billiton Share Registrar in the United Kingdom no later than close of business on the Dividend Record Date.

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

BHP Billiton Plc shareholders may have their cash dividends paid directly into a bank or building society by completing a dividend mandate form, which is available from the BHP Billiton Share Registrar in the United Kingdom or South Africa.

11.4    Share price information

The following tables show the share prices for the period indicated for ordinary shares and ADSs for each of BHP Billiton Limited and BHP Billiton Plc. The share prices are the highest and lowest closing market quotations for ordinary shares reported on the Daily Official List of the ASX and LSE respectively, and the highest and lowest closing prices for ADSs quoted on the NYSE, adjusted to reflect stock dividends.

BHP Billiton Limited

		Ordinary shares		American Depositary Shares (1)
	BHP Billiton Limited	High A$	Low A$	High US$	Low US$
	FY2008	49.55	31.00	95.00	52.27
	FY2009	44.40	21.10	82.86	24.62
	FY2010	44.63	32.14	82.86	49.54
	FY2011	49.55	36.98	102.68	62.42
FY2012	First quarter	44.95	33.95	96.80	66.44
	Second quarter	38.69	33.86	83.60	64.42
	Third quarter	38.21	34.05	82.15	70.70
	Fourth quarter	36.25	30.60	75.50	60.87
FY2013	First quarter	34.22	30.18	72.28	61.84
	Second quarter	37.40	32.93	78.44	67.78
	Third quarter	39.00	32.76	80.46	68.43
	Fourth quarter	35.27	30.65	71.09	57.38

		Ordinary shares		American Depositary Shares (1)
	BHP Billiton Limited	High A$	Low A$	High US$	Low US$
	Month of January 2013	38.15	36.25	79.93	76.40
	Month of February 2013	39.00	36.35	80.46	74.41
	Month of March 2013	36.84	32.76	74.21	68.43
	Month of April 2013	33.68	30.65	71.09	64.05
	Month of May 2013	35.27	31.79	70.38	65.32
	Month of June 2013	34.26	30.81	66.81	57.38
	Month of July 2013	34.95	30.94	64.85	56.32
	Month of August 2013	37.33	34.80	68.04	62.82

(1)	Each ADS represents the right to receive two BHP Billiton Limited ordinary shares.

The total market capitalisation of BHP Billiton Limited at 30 June 2013 was A$100.8 billion (US$93.0 billion equivalent), which represented approximately 7.67 per cent of the total market capitalisation of the ASX All Ordinaries Index. The closing price for BHP Billiton Limited ordinary shares on the ASX on that date was A$31.37.

BHP Billiton Plc

		Ordinary shares		American Depositary Shares (1)
	BHP Billiton Plc	High UK pence	Low UK pence	High US$	Low US$
	FY2008	2,196.00	1,183.00	85.62	47.83
	FY2009	1,841.00	752.50	74.18	21.16
	FY2010	2,334.50	1,287.50	70.95	41.88
	FY2011	2,631.50	1,684.50	85.47	51.61
FY2012	First quarter	2,521.50	1,731.50	80.69	53.08
	Second quarter	2,109.00	1,667.00	67.98	51.30
	Third quarter	2,206.50	1,877.50	69.96	59.99
	Fourth quarter	2,039.00	1,681.00	65.55	52.20
FY2013	First quarter	2,049.00	1,751.00	66.19	54.76
	Second quarter	2,156.50	1,873.00	70.37	60.10
	Third quarter	2,236.00	1,915.00	72.07	58.06
	Fourth quarter	2,001.00	1,673.00	60.15	51.27

		Ordinary shares		American Depositary Shares (1)
	BHP Billiton Plc	High UK pence	Low UK pence	High US$	Low US$
	Month of January 2013	2,208.50	2,051.50	72.07	65.74
	Month of February 2013	2,236.00	2,083.00	69.79	63.19
	Month of March 2013	2,135.00	1,915.00	63.49	58.06
	Month of April 2013	1,951.00	1,762.50	60.15	54.19
	Month of May 2013	2,001.00	1,782.00	60.04	55.54
	Month of June 2013	1,903.00	1,673.00	58.77	51.27
	Month of July 2013	1,913.00	1,666.50	58.98	50.29
	Month of August 2013	1,994.50	1844.50	61.93	57.25

(1)	Each ADS represents the right to receive two BHP Billiton Plc ordinary shares.

The total market capitalisation of BHP Billiton Plc at 30 June 2013 was £35.5 billion (US$54.1 billion equivalent), which represented approximately 1.87 per cent of the total market capitalisation of the FTSE All-Share Index. The closing price for BHP Billiton Plc ordinary shares on the LSE on that date was £16.82.

11.5    American Depositary Receipts fees and charges

We have American Depositary Receipts (ADR) programs for BHP Billiton Limited and BHP Billiton Plc.

Depositary fees

Citibank serves as the depositary bank for both of our ADR programs. ADR holders agree to the terms in the deposit agreement filed with the SEC for depositing ADSs or surrendering the ADSs for cancellation and for certain services as provided by Citibank. Holders are required to pay all fees for general depositary services provided by Citibank in each of our ADR programs, as set forth in the tables below.

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

Fees payable by the Depositary to the Issuer

Citibank has provided BHP Billiton net reimbursement of US$1.6 million in FY2013 for ADR program-related expenses for both of BHP Billiton’s ADR programs (FY2012 US$1.6 million). ADR program-related expenses include legal and accounting fees, listing fees, expenses related to investor relations in the United States, fees payable to service providers for the distribution of material to ADR holders, expenses of Citibank as administrator of the ADS Direct Plan and expenses to remain in compliance with applicable laws.

Citibank has further agreed to waive other ADR program-related expenses for FY2013 amounting to less than US$0.03 million, which are associated with the administration of the ADR programs (FY2012 less than US$0.02 million).

Our ADR programs trade on the NYSE under the stock tickers BHP and BBL for the BHP Billiton Limited and BHP Billiton Plc programs respectively. As of 30 June 2013, there were 91,144,520 ADRs outstanding in the BHP Billiton Limited ADR program and 26,122,854 ADRs outstanding in the BHP Billiton Plc ADR program. Both of the ADR programs have a 2:1 ordinary shares to ADR ratio.

11.6    Taxation

The taxation discussion below describes the material Australian, UK and US federal income tax consequences to a US holder of owning BHP Billiton Limited ordinary shares or ADSs or BHP Billiton Plc ordinary shares or ADSs. The discussion below also outlines the potential South African tax issues for US holders of BHP Billiton Plc shares that are listed on the JSE.

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

For purposes of this commentary, a US holder is a beneficial owner of ordinary shares or ADSs who is, for US federal income tax purposes:

•	a citizen or resident alien of the US;

•	a corporation (or other entity treated as a corporation for US federal income tax purposes) that is created or organised under the laws of the US or any political subdivision thereof;

•	an estate, the income of which is subject to US federal income taxation regardless of its source; or

•	a trust:

a)	if a court within the US is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of its substantial decisions; or

b)	that has made a valid election to be treated as a US person for tax purposes.

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

may be subject to income tax on an assessment basis. However, any franking credits attached to the dividends may be creditable against any such income tax liability. Broadly, an amount of tax paid by the company flows through to shareholders (as a franking credit) when the company pays a dividend which is franked by the company.

Under the Tax Convention between Australia and the US as to the Avoidance of Double Taxation (the Australian Tax Treaty), dividends paid by BHP Billiton Limited to a non-resident US holder who or which is eligible for treaty benefits and whose holding:

•	is not effectively connected with a permanent establishment in Australia; or

•	in the case of a non-resident US holder who performs independent personal services from a ‘fixed base’ situated therein, is not connected with that ‘fixed base’;

may be subject to Australian withholding tax at a rate not exceeding 15 per cent of such gross dividend. For such a non-resident US holder:

•	where fully franked dividends are paid to non-residents they are not subject to withholding tax. The payment of Australian income tax by BHP Billiton Limited generates a ‘franking credit’ for the company;

•	dividends paid to non-residents of Australia are also exempt from withholding tax to the extent to which such dividends are declared by BHP Billiton Limited to be conduit foreign income (CFI). CFI is made up of certain foreign income amounts that are earned by BHP Billiton Limited that are not subject to tax in Australia, such as dividends remitted to Australia by foreign subsidiaries; and

•	any part of a dividend paid to a US holder that is not ‘franked’ and is not CFI will generally be subject to Australian dividends withholding tax at 15 per cent unless a specific exemption applies.

Sale of ordinary shares and ADSs

An Australian resident US holder (other than dual residents under the Australian tax treaty and certain temporary residents) may be liable to Australian income tax on an assessment basis on any gain of an income nature on disposal of ordinary shares or ADSs or alternatively Australian capital gains tax on any gain on disposal of ordinary shares or ADSs acquired after 19 September 1985. The position of dual residents and temporary residents is more complex and they should seek advice that is specific to their circumstances.

A non-resident US holder may be liable to Australian income tax on an assessment basis on any gain of an income nature on disposal of ordinary shares or ADSs that is sourced in Australia. However, where the US holder is eligible for benefits under the Australian Tax Treaty, the non-resident US holder is only liable to Australian tax if the gain constitutes one or more of the following:

•	business profits of an enterprise attributable to a permanent establishment situated in Australia through which the enterprise carries on business in Australia;

•	income from the alienation of property that forms part of the business property of a permanent establishment of an enterprise in Australia, or pertains to a fixed base available to the US holder in Australia for the purpose of performing independent personal services; or

•	income derived from the disposition of shares in a company, the assets of which consist wholly or principally of real property (which includes rights to exploit or to explore for natural resources) situated in Australia, whether such assets are held directly, or indirectly through one or more interposed entities.

Where the gain of a non-resident US holder on disposal of ordinary shares or ADSs is not of an income nature (or is of an income nature but is sourced outside Australia), the non-resident US holder may be liable to Australian income tax on an assessment basis if Australian capital gains tax applies. Australian capital gains tax will only generally apply to a disposal of the ordinary shares or ADSs by a non-resident US holder if the shares or ADSs have been acquired after 19 September 1985 and one or more of the following applies:

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

The Australian Government has announced proposals to exempt from Australian income tax and capital gains tax gains made on disposals by certain categories of non-resident funds – called Investment Management Regime (IMR) foreign funds – of (relevantly) portfolio interests in Australian public companies. The exemptions would apply to gains made by IMR foreign funds that are treated as companies for Australian tax purposes as well as gains made by non-resident investors in IMR foreign funds that are treated as trusts and partnerships for Australian tax purposes. These reforms are not yet law and if enacted, their start date is uncertain.

Stamp duty, gift, estate and inheritance tax

Australia does not impose any stamp duty, gift, estate or inheritance taxes in relation to transfers or gifts of shares or ADSs or upon the death of a shareholder.

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

Dividends paid to a non-corporate US holder on shares or ADSs will be taxable at the rate applicable to long-term capital gains provided that the US holder holds the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and does not enter into certain risk reduction transactions with respect to the shares or ADSs during the abovementioned holding period. In addition, a non-corporate US holder that elects to treat the dividend income as ‘investment income’ pursuant to Section 163(d)(4) of the US Internal Revenue Code will not be eligible for the reduced rate of taxation. In the case of a corporate US holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

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

UK inheritance tax

Under the current UK – US Inheritance and Gift Tax Treaty, ordinary shares or ADSs held by a US holder who is domiciled for the purposes of the UK – US Inheritance and Gift Tax Treaty in the US, and is not for the purposes of the UK – US Inheritance and Gift Tax Treaty a national of the UK, will generally not be subject to UK inheritance tax on the individual’s death or on a chargeable gift of the ordinary shares or ADSs during the individual’s lifetime, provided that any applicable US federal gift or estate tax liability is paid, unless the ordinary shares or ADSs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. Where the ordinary shares or ADSs have been placed in trust by a settlor who, at the time of settlement, was a US-resident shareholder, the ordinary shares or ADSs will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the US and was a UK national. In the exceptional case where the ordinary shares or ADSs are subject to both UK inheritance tax and US federal gift or estate tax, the UK – US Inheritance and Gift Tax Treaty generally provides for double taxation to be relieved by means of credit relief.

UK stamp duty and stamp duty reserve tax

Under applicable legislation, UK stamp duty or stamp duty reserve tax (SDRT) is, subject to certain exemptions, payable on any issue or transfer of shares to the Depositary or their nominee where those shares are for inclusion in the ADR program at a rate of 1.5 per cent of their price (if issued), the amount of any consideration provided (if transferred on sale) or their value (if transferred for no consideration). However, from 1 October 2009, this 1.5 per cent charge has generally ceased to apply to issues of shares into EU depositary receipt systems and into EU clearance systems. Further, the First-tier Tribunal has held that the 1.5 per cent SDRT charge on a transfer of shares to an issuer of American Depositary Receipts (as an integral part of a fresh capital raising) was incompatible with European Union law. Her Majesty’s Revenue and Customs has confirmed that it will no longer seek to impose the 1.5 per cent SDRT charge on the issue of shares to a depositary receipt issuer or a clearance service outside the European Union. The law in this area may still be susceptible to change. We recommend advice should be sought in relation to paying the 1.5 per cent SDRT or stamp duty charge in any circumstances.

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

Dividends paid to a non-corporate US holder on shares or ADSs will be taxable at the rate applicable to long-term capital gains provided that the US holder holds the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, and does not enter into certain risk reduction transactions with respect to the shares or ADSs during the abovementioned holding period. In addition, a non-corporate US holder that elects to treat the dividend income as ‘investment income’ pursuant to Section 163(d)(4) of the Internal Revenue Code will not be eligible for the reduced rate of taxation. In the case of a corporate US holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

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

(c) South African taxation

Dividends

As from 1 April 2012, it is possible that US holders of BHP Billiton Plc shares or ADSs that remain South African residents may be subject to South African Dividends Tax, at a maximum rate of 15 per cent, on any dividends received from shares listed on the JSE. The South African Dividends Tax will be withheld from the gross amount of the dividend paid to the shareholder.

No South African Dividends Tax is required to be withheld from cash dividends provided the dividends are paid to non-South African tax resident shareholders or South African tax resident corporate shareholders (including South African pension, provident, retirement annuity and benefit funds). However, these dividends will only be exempt from South African Dividends Tax if these types of shareholders provide the requisite exempt declarations to the regulated intermediaries making the cash dividend payments.

Dividends Tax is nevertheless required to be withheld on dividends paid on ordinary shares and ADSs of BHP Billiton Plc listed on the JSE, where such dividends are paid to South African tax resident shareholders who are natural persons (individuals) or trusts, other than closure rehabilitation trusts.

Except for certain exclusions, generally speaking such dividends paid to South African tax resident natural persons or trusts are exempt from South African income tax and as such, the Dividends Tax may be considered as a final and non-creditable levy.

Sale of ordinary shares and ADSs

A US holder who or which is tax resident in South Africa would be liable for income tax on any profit on disposal of ordinary shares or ADSs, or capital gains tax on any gain on disposal of ordinary shares or ADSs, depending on whether the shares and ADSs are held on revenue or capital account.

Income tax is payable on any profit on disposal of ordinary shares or ADSs held by a non-resident US holder where the profit is of a revenue nature and sourced in South Africa. However, the profit would only be regarded as being sourced in South Africa if the ordinary shares or ADSs are attributable to a permanent establishment of that non-resident US holder situated in South Africa.

Where the ordinary shares or ADSs are not held on revenue account, non-resident US holders will not be liable for South African tax on capital gains realised on the disposal of ordinary shares or ADSs unless:

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

Securities Transfer Tax

South African Securities Transfer Tax is levied at 0.25 per cent in respect of the transfer of ordinary shares or ADSs. The tax is levied on the amount of consideration at which the ordinary share or ADS is transferred or, where no value is declared, the closing price of the ordinary shares or ADSs. The tax is ultimately borne by the person to whom that ordinary share or ADS is transferred.

11.7    Ancillary information for our shareholders

Information for BHP Billiton Limited and BHP Billiton Plc shareholders is provided in the BHP Billiton Group Annual Report 2013 and the Summary Review 2013.

This Annual Report provides the detailed financial data and information on the BHP Billiton Group’s performance required to comply with the reporting regimes in Australia, the United Kingdom and the United States. There are no specific disclosure requirements for the Summary Review, which is published as a communication for shareholders.

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

ADR holders wishing to receive a hard copy of the Annual Report 2013 can do so by accessing citibank.ar.wilink.com or by calling Citibank Shareholder Services during business hours. ADR holders may also contact the adviser that administers their investments. Holders of BHP Billiton Plc shares dematerialised into STRATE should liaise directly with their Central Securities Depository Participant (CSDP) or broker.

Key dates for shareholders

The following table sets out future dates in the next financial and calendar year of interest to our shareholders. If there are any changes to these dates, all relevant stock exchanges (see section 11.1) will be notified.

Date	Event
25 September 2013	Final Dividend Payment Date

24 October 2013

BHP Billiton Plc Annual General Meeting in London

Venue:

The Queen Elizabeth II Conference Centre

Broad Sanctuary

Westminster

London SW1P 3EE UK

Time: 11.00am (local time)

Details of the business of the meeting are contained in the separate Notice of Meeting

21 November 2013

BHP Billiton Limited Annual General Meeting in Perth

Venue:

Perth Convention and Exhibition Centre

21 Mounts Bay Road

Perth, Australia

Time: 9.30am (local time)

Details of the business of the meeting are contained in the separate Notice of Meeting

11 February 2014	Interim Results Announced

7 March 2014	Interim Dividend Record Date

26 March 2014	Interim Dividend Payment Date

19 August 2014	Annual Results Announced

Corporate Directory

BHP Billiton Group Registered Offices

BHP Billiton Limited

Australia

BHP Billiton Centre

171 Collins Street

Melbourne VIC 3000

Telephone 1300 554 757 (within Australia)

+61 3 9609 3333 (outside Australia)

Facsimile +61 3 9609 3015

BHP Billiton Plc

United Kingdom

Neathouse Place

London SW1V 1BH

Telephone +44 20 7802 4000

Facsimile +44 20 7802 4111

Group Company Secretary

Jane McAloon

BHP Billiton Corporate Centres

South Africa

6 Hollard Street

Marshalltown

Johannesburg 2107

Telephone +27 11 376 9111

Facsimile +27 11 838 4716

Chile

Avenida Americo Vespucio Sur # 100

Piso 7

Las Condes 756999

Santiago

Telephone +56 2 330 5000

Facsimile +56 2 207 6509

United States

Our agent for service in the United States is Maria Isabel Reuter at:

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

Facsimile +27 11 688 5217

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

Exhibit 1    Constitution

1.1	Constitution of BHP Billiton Limited (1)

1.2	Memorandum and Articles of Association of BHP Billiton Plc. (1)

Exhibit 4    Material Contracts

4.1	DLC Structure Sharing Agreement, dated 29 June 2001, between BHP Limited and Billiton Plc. (2)

4.2	SVC Special Voting Shares Deed, dated 29 June 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (2)

4.3	SVC Special Voting Shares Amendment Deed, dated 13 August 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (2)

4.4	Deed Poll Guarantee, dated 29 June 2001, of BHP Limited (2)

4.5	Deed Poll Guarantee, dated 29 June 2001, of Billiton Plc (2)

*4.6	Form of Service Agreement for Specified Executive (referred to in this Annual Report as the Key Management Personnel)

4.7	BHP Billiton Ltd Group Incentive Scheme Rules 2004, dated August 2008 (3)

4.8	BHP Billiton Ltd Long Term Incentive Plan Rules, dated November 2010 (1)

4.9	BHP Billiton Plc Group Incentive Scheme Rules 2004, dated August 2008 (3)

4.10	BHP Billiton Plc Long Term Incentive Plan Rules, dated November 2010 (1)

4.11	Agreement and Plan of Merger by and among BHP Billiton Limited, BHP Billiton Petroleum (North America) Inc., North America Holdings II Inc. and Petrohawk Energy Corporation, dated 14 July 2011. (4)

Exhibit 8    List of Subsidiaries

*8.1	List of subsidiaries of BHP Billiton Limited and BHP Billiton Plc

Exhibit 12    Certifications (section 302)

*12.1	Certification by Chief Executive Officer, Mr Andrew Mackenzie dated 25 September 2013

*12.2	Certification by Chief Financial Officer, Mr Graham Kerr, dated 25 September 2013

Exhibit 13    Certifications (section 906)

*13.1	Certification by Chief Executive Officer, Mr Andrew Mackenzie dated 25 September 2013

*13.2	Certification by Chief Financial Officer, Mr Graham Kerr, dated 25 September 2013

Exhibit 15    Consent of Independent Registered Public Accounting Firm

*15.1	Consent of Independent Registered Public Accounting Firms KPMG and KPMG Audit Plc for incorporation by reference of audit reports in registration statements on Form F-3 and Form S-8

Exhibit 95    Mine Safety Health Administration

*95.1	Disclosure of Mine Safety and Health Administration (“MSHA”) Safety Data.

Footnotes

(1)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2011 on 21 September 2011.

(2)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2001 on 19 November 2001.

(3)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2008 on 15 September 2008.

(4)	Previously filed as an exhibit to BHP Billiton Limited’s tender offer statement on schedule TO on 15 July 2011.

SIGNATURE

The registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this annual report on their behalf.

BHP Billiton Limited

BHP Billiton Plc

/s/ Graham Kerr

Graham Kerr

Chief Financial Officer

Date: 25 September 2013

9    Financial Statements

9.1    Consolidated Financial Statements

9.1.1    Consolidated Income Statement for the year ended 30 June 2013

	Notes	2013	2012	2011
		US$M	US$M	US$M
Revenue
Group production		63,203	68,747	67,903
Third party products	2	2,765	3,479	3,836

Revenue	2	65,968	72,226	71,739
Other income	4	4,130	906	531
Expenses excluding net finance costs	5	(50,873)	(49,380)	(40,454)

Profit from operations		19,225	23,752	31,816

Comprising:
Group production		19,104	23,626	31,718
Third party products		121	126	98

		19,225	23,752	31,816

Financial income	6	169	225	245
Financial expenses	6	(1,522)	(955)	(806)

Net finance costs	6	(1,353)	(730)	(561)

Profit before taxation		17,872	23,022	31,255

Income tax expense	7	(5,641)	(7,238)	(6,481)
Royalty-related taxation (net of income tax benefit)	7	(1,156)	(252)	(828)

Total taxation expense	7	(6,797)	(7,490)	(7,309)

Profit after taxation		11,075	15,532	23,946

Attributable to non-controlling interests		199	115	298
Attributable to members of BHP Billiton Group		10,876	15,417	23,648

Earnings per ordinary share (basic) (US cents)	8	204.4	289.6	429.1
Earnings per ordinary share (diluted) (US cents)	8	203.7	288.4	426.9

Dividends per ordinary share – paid during the period (US cents)	9	114.0	110.0	91.0
Dividends per ordinary share – declared in respect of the period (US cents)	9	116.0	112.0	101.0

The accompanying notes form part of these financial statements.

9.1.2    Consolidated Statement of Comprehensive Income for the year ended 30 June 2013

	Notes	2013	2012	2011
		US$M	US$M	US$M
Profit after taxation		11,075	15,532	23,946
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Available for sale investments:
Net valuation losses taken to equity		(101)	(32)	(70)
Net valuation gains transferred to the income statement		(1)	(2)	(47)
Cash flow hedges:
Gains/(losses) taken to equity		223	(320)	–
Unrealised losses transferred to the income statement		73	205	–
Exchange fluctuations on translation of foreign operations taken to equity		2	19	19
Tax recognised within other comprehensive income	7	(76)	23	37

Total items that may be reclassified subsequently to the income statement		120	(107)	(61)

Items that will not be reclassified to the income statement:
Actuarial gains/(losses) on pension and medical schemes		61	(250)	(113)
Tax recognised within other comprehensive income	7	(16)	66	83

Total items that will not be reclassified to the income statement		45	(184)	(30)

Total other comprehensive income/(loss)		165	(291)	(91)

Total comprehensive income		11,240	15,241	23,855

Attributable to non-controlling interests		201	117	284
Attributable to members of BHP Billiton Group		11,039	15,124	23,571

The accompanying notes form part of these financial statements.

9.1.3    Consolidated Balance Sheet as at 30 June 2013

	Notes	2013	2012
		US$M	US$M
ASSETS
Current assets
Cash and cash equivalents	23	6,060	4,781
Trade and other receivables	10	6,728	7,704
Other financial assets	11	159	282
Inventories	12	5,822	6,233
Assets held for sale	25	286	848
Current tax assets		327	137
Other		404	466

Total current assets		19,786	20,451

Non-current assets
Trade and other receivables	10	1,579	1,475
Other financial assets	11	1,698	1,881
Inventories	12	622	424
Property, plant and equipment	13	102,927	95,247
Intangible assets	14	5,226	5,112
Deferred tax assets	7	6,136	4,525
Other		135	158

Total non-current assets		118,323	108,822

Total assets		138,109	129,273

LIABILITIES
Current liabilities
Trade and other payables	15	10,881	12,024
Interest bearing liabilities	16	5,303	3,531
Liabilities held for sale	25	220	433
Other financial liabilities	17	217	200
Current tax payable		1,148	2,811
Provisions	18	2,395	2,784
Deferred income		208	251

Total current liabilities		20,372	22,034

Non-current liabilities
Trade and other payables	15	293	509
Interest bearing liabilities	16	29,862	24,799
Other financial liabilities	17	582	317
Deferred tax liabilities	7	6,469	5,287
Provisions	18	8,237	8,914
Deferred income		259	328

Total non-current liabilities		45,702	40,154

Total liabilities		66,074	62,188

Net assets		72,035	67,085

EQUITY
Share capital – BHP Billiton Limited	19	1,186	1,186
Share capital – BHP Billiton Plc	19	1,069	1,069
Treasury shares	19	(540)	(533)
Reserves	20	1,970	1,912
Retained earnings	20	66,979	62,236

Total equity attributable to members of BHP Billiton Group		70,664	65,870
Non-controlling interests	20	1,371	1,215

Total equity		72,035	67,085

The accompanying notes form part of these financial statements.

The financial statements were approved by the Board of Directors on 12 September 2013 and signed on its behalf by:

Jac Nasser AO	Andrew Mackenzie
Chairman	Chief Executive Officer

9.1.4    Consolidated Cash Flow Statement for the year ended 30 June 2013

	Notes	2013	2012	2011
		US$M	US$M	US$M
Operating activities
Profit before taxation		17,872	23,022	31,255
Adjustments for:
Non-cash exceptional items		1,867	3,417	(150)
Depreciation and amortisation expense		6,945	6,408	5,039
Net gain on sale of non-current assets		(46)	(116)	(41)
Impairments of property, plant and equipment, financial assets and intangibles		311	100	74
Employee share awards expense		210	270	266
Financial income and expenses		1,353	730	561
Other		(344)	(481)	(384)
Changes in assets and liabilities:
Trade and other receivables		780	1,464	(1,960)
Inventories		(47)	(208)	(792)
Trade and other payables		(557)	(288)	2,780
Net other financial assets and liabilities		122	(18)	46
Provisions and other liabilities		(817)	(1,026)	387

Cash generated from operations		27,649	33,274	37,081
Dividends received		13	25	12
Interest received		79	127	107
Interest paid		(963)	(715)	(562)
Income tax refunded		–	530	74
Income tax paid		(7,589)	(7,842)	(6,025)
Royalty-related taxation paid		(937)	(1,015)	(607)

Net operating cash flows		18,252	24,384	30,080

Investing activities
Purchases of property, plant and equipment		(21,573)	(18,385)	(11,147)
Exploration expenditure		(1,326)	(2,452)	(1,240)
Exploration expenditure expensed and included in operating cash flows		1,022	1,602	981
Purchase of intangibles		(400)	(220)	(211)
Investment in financial assets		(338)	(341)	(238)
Investment in subsidiaries, operations and jointly controlled entities, net of their cash		–	(12,556)	(4,807)

Cash outflows from investing activities		(22,615)	(32,352)	(16,662)
Proceeds from sale of property, plant and equipment		2,338	159	80
Proceeds from financial assets		204	151	118
Proceeds from divestment of subsidiaries, operations and jointly controlled entities, net of their cash		2,202	6	–

Net investing cash flows		(17,871)	(32,036)	(16,464)

Financing activities
Proceeds from interest bearing liabilities		9,961	13,287	1,374
Proceeds/(settlements) from debt related instruments		14	(180)	222
Repayment of interest bearing liabilities		(2,580)	(4,280)	(2,173)
Proceeds from ordinary shares		21	21	32
Contributions from non-controlling interests		73	101	–
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts		(445)	(424)	(469)
Share buy-back – BHP Billiton Limited		–	–	(6,265)
Share buy-back – BHP Billiton Plc		–	(83)	(3,595)
Dividends paid		(6,167)	(5,877)	(5,054)
Dividends paid to non-controlling interests		(55)	(56)	(90)

Net financing cash flows		822	2,509	(16,018)

Net increase/(decrease) in cash and cash equivalents		1,203	(5,143)	(2,402)
Cash and cash equivalents, net of overdrafts, at the beginning of the financial year		4,881	10,080	12,455
Effect of foreign currency exchange rate changes on cash and cash equivalents		(34)	(56)	27

Cash and cash equivalents, net of overdrafts, at the end of the financial year	23	6,050	4,881	10,080

The accompanying notes form part of these financial statements.

9.1.5    Consolidated Statement of Changes in Equity for the year ended 30 June 2013

	Attributable to members of the BHP Billiton Group
	Share capital
	BHP Billiton Limited	BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total	Non- controlling interests	Total equity
	US$M
Balance as at 1 July 2012	1,186	1,069	(533)	1,912	62,236	65,870	1,215	67,085
Total comprehensive income	–	–	–	77	10,962	11,039	201	11,240
Transactions with owners:
Purchase of shares by ESOP Trusts	–	–	(445)	–	–	(445)	–	(445)
Employee share awards exercised net of employee contributions	–	–	438	(243)	(178)	17	–	17
Employee share awards forfeited	–	–	–	(17)	17	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	210	–	210	–	210
Issue of share options to non-controlling interests	–	–	–	49	–	49	–	49
Dividends	–	–	–	–	(6,076)	(6,076)	(55)	(6,131)
Equity contributed	–	–	–	–	–	–	73	73
Divestment of jointly controlled entities	–	–	–	(18)	18	–	(63)	(63)

Balance as at 30 June 2013	1,186	1,069	(540)	1,970	66,979	70,664	1,371	72,035

Balance as at 1 July 2011	1,183	1,070	(623)	2,001	53,131	56,762	993	57,755
Total comprehensive income	–	–	–	(163)	15,287	15,124	117	15,241
Transactions with owners:
Proceeds from the issue of shares	3	–	–	–	–	3	–	3
BHP Billiton Plc shares cancelled	–	(1)	83	1	(83)	–	–	–
Purchase of shares by ESOP Trusts	–	–	(424)	–	–	(424)	–	(424)
Employee share awards exercised net of employee contributions	–	–	431	(189)	(213)	29	–	29
Employee share awards forfeited	–	–	–	(8)	8	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	270	–	270	–	270
Dividends	–	–	–	–	(5,894)	(5,894)	(56)	(5,950)
Equity contributed	–	–	–	–	–	–	161	161

Balance as at 30 June 2012	1,186	1,069	(533)	1,912	62,236	65,870	1,215	67,085

	Attributable to members of the BHP Billiton Group
	Share capital
	BHP Billiton Limited	BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total	Non- controlling interests	Total equity
	US$M
Balance as at 1 July 2010	1,227	1,116	(525)	1,906	44,801	48,525	804	49,329
Total comprehensive income	–	–	–	(66)	23,637	23,571	284	23,855
Transactions with owners:
BHP Billiton Limited shares bought back and cancelled	(44)	–	–	–	(6,301)	(6,345)	–	(6,345)
BHP Billiton Plc shares bought back	–	–	(3,678)	–	–	(3,678)	–	(3,678)
BHP Billiton Plc shares cancelled	–	(46)	3,595	46	(3,595)	–	–	–
Purchase of shares by ESOP Trusts	–	–	(469)	–	–	(469)	–	(469)
Employee share awards exercised net of employee contributions	–	–	454	(121)	(294)	39	–	39
Employee share awards forfeited	–	–	–	(9)	9	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	266	–	266	–	266
Distribution to option holders	–	–	–	(21)	–	(21)	(17)	(38)
Dividends	–	–	–	–	(5,126)	(5,126)	(90)	(5,216)
Equity contributed	–	–	–	–	–	–	12	12

Balance as at 30 June 2011	1,183	1,070	(623)	2,001	53,131	56,762	993	57,755

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

Accounting for the DLC merger

The basis of accounting for the DLC merger was established under Australian and UK Generally Accepted Accounting Practice (GAAP), pursuant to the requirements of the Australian Securities and Investments Commission (ASIC) Practice Note 71 ‘Financial Reporting by Australian Entities in Dual Listed Company Arrangements’, an order issued by ASIC under section 340 of the Corporations Act 2001 on 2 September 2002, and in accordance with the UK Companies Act 1985. In accordance with the transitional provisions of IFRS 1/AASB 1 ‘First-time Adoption of International Financial Reporting Standards’, the same basis of accounting is applied under International Financial Reporting Standards. Accordingly, these financial statements consolidate the Group as follows:

•	Assets and liabilities of the BHP Billiton Limited Group and the BHP Billiton Plc Group were consolidated at the date of the merger at their existing carrying amounts.

•	Results for the years ended 30 June 2013, 30 June 2012 and 30 June 2011 are of the consolidated entity comprising the BHP Billiton Limited Group and the BHP Billiton Plc Group.

Basis of preparation

This general purpose financial report for the year ended 30 June 2013 has been prepared on a going concern basis and in accordance with the requirements of the Australian Corporations Act 2001 and the UK Companies Act 2006 and with:

•	Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards and interpretations as issued by the Australian Accounting Standards Board (AASB) effective as of 30 June 2013;

•	International Financial Reporting Standards and interpretations as adopted by the European Union (EU) effective as of 30 June 2013;

•	International Financial Reporting Standards and interpretations as issued by the International Accounting Standards Board effective as of 30 June 2013.

The above accounting standards and interpretations are collectively referred to as ‘IFRS’ in this report.

There were no significant impacts arising from accounting standards or interpretations adopted for the first time in these financial statements.

The following new accounting standards and interpretation are not yet effective but will have an impact on the Group in financial years commencing from 1 July 2013:

•	IFRS 10/AASB 10 ‘Consolidated Financial Statements’ is a replacement of IAS 27/AASB 127 ‘Consolidated and Separate Financial Statements’. The revised standard introduces a modified single concept of control that applies to all entities. It changes the requirements for determining whether an entity is consolidated by revising the definition of control and adding further guiding principles.

A review of all entities and contractual arrangements in the Group which are less than 100 per cent owned, currently proportionately consolidated, or currently accounted for as joint operations or assets has been completed to assess the impact of IFRS 10 on the Group. That review determined that Minera Escondida Limitada (Escondida) will be controlled by the Group under IFRS 10 and consolidated into the results of the Group from 1 July 2013. Accordingly, the Group will no longer recognise its 57.5 per cent share of Escondida’s assets, liabilities, revenue, expenses and cash flows, but will recognise 100 per cent of Escondida’s revenue, expenses, assets, liabilities and cash flows and a 42.5 per cent non-controlling interest in Escondida’s profit and net assets. No other entities which are not currently consolidated under IAS 27 have been determined to be controlled under IFRS 10.

The Group is currently in the process of determining the adjustments to be recognised at the transition date of 1 July 2011 and to the comparative periods ended 30 June 2012 and 30 June 2013 upon consolidation of Escondida.

•	IFRS 11/AASB 11 ‘Joint Arrangements’ modifies the accounting for joint arrangements in two ways:

•	It changes the definition of joint control with reference to the definition of unanimous consent (the contractually agreed sharing of control of an arrangement with reference to voting on relevant activities). Arrangements which do not fall within this definition are beyond the scope of IFRS 11 and will be accounted for under other IFRS.

•	For those entities within the scope of IFRS 11, a distinction is made between joint ventures and joint operations based on the rights and obligations of the parties arising from the arrangement in the normal course of business. Entities for which it is determined the Group has rights only to the net assets of the arrangement are classified as ‘joint ventures’ and are equity accounted. Entities for which it is determined the Group has rights to the underlying assets and obligations for the liabilities of the arrangement are classified as ‘joint operations‘ and therefore the Group recognises its proportionate share of the jointly held assets and liabilities, revenue from the sale of its share of the output arising from the joint operation and from the sale of the output by the joint operation and its share of any expenses incurred jointly.

A review of all entities and contractual arrangements in the Group which are less than 100 per cent owned, currently proportionately consolidated, or currently accounted for as joint operations or assets has been completed to assess the impact of IFRS 11 on the Group.

That review determined for ongoing operations that:

•	Antamina, Cerrejón, Newcastle Infrastructure Group, Cleopatra Oil Pipeline and Caesar Oil Pipeline arrangements no longer meet the definition of unanimous consent and therefore will be equity accounted under the requirements of the revised IAS 28 ‘Investments in Associates and Joint Ventures’.

•	Samarco is classified as a joint venture under IFRS 11 and therefore will be equity accounted under the requirements of the revised IAS 28 ‘Investments in Associates and Joint Ventures’.

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

The application of IAS 28 to the operations above will also result in changed financial outcomes to the Group in the following situations:

•	Where the Group’s share of losses of an associate or joint venture equal or exceed the carrying amount of its interest in the associate, the Group will discontinue recognising its share of losses, except to the extent the Group has incurred a legal or constructive obligation or made payments on behalf of the associate or joint venture. Shares of subsequent profits earned by loss making associates or joint ventures (for which the investment balance has been reduced to nil) will not be recognised in the Group’s results until the previously unrecognised losses have been recouped.

•	Where the Group’s investment in an associate or joint venture is nil (and there is no legal or constructive obligation or made payments on behalf of the associate or joint venture), dividends received from the associate or joint venture will be recognised in the Group’s result as a Profit from Associate for the period rather than being eliminated as a consolidation adjustment.

The following joint arrangements meet the definition of joint operations and as a result, the Group will continue to recognise its share of assets, liabilities, revenues, expenses and cash flows: Petroleum Joint Arrangements (including Onshore US), Alumar, Worsley, Central Queensland Coal Associates, Gregory, Guinea Alumina, Mozal and Phola Coal Processing.

The Western Australia Iron Ore (WAIO) contractual arrangement does not fall within the scope of either IFRS 10 or IFRS 11 and as a result, this operation will be accounted for under other IFRS. The Group will continue to recognise its share of revenues, expenses, assets, liabilities and cash flows on a line by line basis in the financial statements.

With respect to operations divested during the year ended 30 June 2013:

•	Richards Bay Minerals was determined to be a joint venture under IFRS 11 and therefore will be equity accounted in the comparative periods as described below;

•	EKATI was determined to be outside the scope of IFRS 11 and therefore will be accounted for under other IFRS in the comparative periods as described below.

The Group is currently in the process of determining the adjustments to be recognised at transition date of 1 July 2011 and to the comparative periods ended 30 June 2012 and 30 June 2013. As a result of the different treatment of associate losses required by IAS 28 described above, there will be some losses previously recognised in the Group result in the periods ended 30 June 2012 and 30 June 2013, which will not be recognised in the restated comparative amounts. Entities divested during the year ended 30 June 2013 will be taken into account up to the date of divestment when calculating the impact of IFRS 11 and the revised IAS 28 for the comparative periods.

•	IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’ applies to waste removal (stripping) costs incurred during the production phase of a surface mine; it does not deal with stripping costs in the development phase of a surface mine nor stripping costs in an underground mine. IFRIC 20 modifies the accounting for production stripping as follows:

•	requires an entity to recognise a production stripping asset only if certain criteria are met;

•	mandates the depreciation method to be applied to resulting stripping activity assets; and

•	provides principles to follow in the determination of the adjustment on transition.

A review has been conducted of all assets in the Group which have surface mines to assess the impact of IFRIC 20. The review determined that IFRIC 20 will impact the ongoing accounting for production stripping at the following continuing operations: Escondida, WAIO and Nickel West.

At the Group’s transition date of 1 July 2011, the net book value of deferred stripping balances for all surface mines was US$1,600 million. Application of IFRIC 20 to ongoing operations will result in a transition adjustment to reduce this deferred stripping asset by US$1,139 million with a corresponding decrease to retained earnings of US$1,139 million (US$765 million after tax). Adjustments for ongoing operations for the comparative period ended 30 June 2012 will be an increase to the deferred stripping asset of US$458 million, a decrease to inventories of US$159 million, an increase to deferred tax liabilities of US$93 million and a corresponding increase to net profit after tax of US$207 million for the period. Adjustments for ongoing operations for the comparative period ended 30 June 2013 will be an increase to the deferred stripping asset of US$694 million, a decrease to inventories of US$68 million, an increase to deferred tax liabilities of US$192 million and a corresponding increase to net profit after tax of US$434 million for the period.

The Group is currently in the process of determining the adjustments to be recognised at transition date of 1 July 2011 and to the comparative periods ended 30 June 2012 and 30 June 2013 for the EKATI operation divested during the year. This adjustment is not expected to be material to the Group.

The following new accounting standards are not yet effective but may have an impact on the Group in financial years commencing from 1 July 2013:

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

The Group is currently in the process of determining the impact of the above standards.

The following new accounting standards and interpretation are not yet effective but may have an impact on the Group in financial years commencing from 1 July 2014 or later:

•	IFRS 9/AASB 9 ‘Financial Instruments’ modifies the classification and measurement of certain classes of financial assets and liabilities. The most significant change is to rationalise from four to two primary categories of financial assets.

•	Amendments to IAS 31/AASB 132 ‘Financial Instruments: Presentation’ clarify the criteria for offsetting financial assets and liabilities.

•	IFRIC 21 ‘Levies’ confirms that a liability to pay a levy is only recognised when the activity that triggers the payment occurs.

The Group is currently in the process of determining the potential impact of adopting the above standards and interpretation.

The above standards and interpretations are available for early adoption in the 30 June 2013 financial year as permitted by the Australian Corporations Act 2001 but have not been applied in the preparation of these financial statements. Except for IFRS 9 and IFRIC 21, all of the above standards and interpretations have been endorsed by the EU and hence are available for early adoption in the EU.

Basis of measurement

The financial statements are drawn up on the basis of historical cost principles, except for derivative financial instruments and certain other financial assets, which are carried at fair value.

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

Goodwill

Where the fair value of consideration paid for a business combination exceeds the fair value of the Group’s share of the identifiable net assets acquired, the difference is treated as purchased goodwill. Where the fair value of the Group’s share of the identifiable net assets acquired exceeds the cost of acquisition, the difference is immediately recognised in the income statement. The recognition and measurement of goodwill attributable to a non-controlling interest in a business combination is determined on a transaction by transaction basis. Goodwill is not amortised, however, its carrying amount is assessed annually against its recoverable amount as explained below under ‘Impairment of non-current assets’. On the subsequent disposal or termination of a previously acquired business, any remaining balance of associated goodwill is included in the determination of the profit or loss on disposal or termination.

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

Share-based payments

The fair value at grant date of equity-settled share awards granted on or after 8 November 2002 is charged to the income statement over the period for which the benefits of employee services are expected to be derived. The corresponding accrued employee entitlement is recorded in the employee share awards reserve. The fair value of awards is calculated using an option pricing model which considers the following factors:

•	exercise price;

•	expected life of the award;

•	current market price of the underlying shares;

•	expected volatility;

•	expected dividends;

•	risk-free interest rate;

•	market-based performance hurdles;

•	non-vesting conditions.

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

Capitalised exploration and evaluation expenditure considered to be a tangible asset is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset (such as licences). As the capitalised exploration and evaluation expenditure asset is not available for use, it is not depreciated. All capitalised exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas in which reserves have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is no longer expected to be recovered, it is charged to the income statement.

Development expenditure

When proved reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as assets under construction, and is disclosed as a component of property, plant and equipment. All subsequent development expenditure is capitalised and classified as assets under construction, provided commercial viability conditions continue to be satisfied. Development expenditure is net of proceeds from the sale of ore extracted during the development phase. On completion of development, all assets included in assets under construction are reclassified as either plant and equipment or other mineral assets.

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

Leased assets

Assets held under leases, which result in the Group receiving substantially all the risks and rewards of ownership of the asset (finance leases), are capitalised at the lower of the fair value of the property, plant and equipment or the estimated present value of the minimum lease payments.

The corresponding finance lease obligation is included within interest bearing liabilities. The interest element is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation.

Operating lease assets are not capitalised and rental payments are included in the income statement on a straight-line basis over the lease term. Provision is made for the present value of future operating lease payments in relation to surplus lease space, when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and reduction of the liability.

Impairment of non-current assets

Formal impairment tests are carried out annually for goodwill. In addition, formal impairment tests for all assets are performed when there is an indication of impairment. The Group conducts an internal review of asset values annually, which is used as a source of information to assess for any indications of impairment. External factors, such as changes in expected future prices, costs and other market factors, are also monitored to assess for indications of impairment. If any such indication exists, an estimate of the asset’s recoverable amount is calculated, being the higher of fair value less direct costs to sell and the asset’s value in use.

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

Production stripping commences at the time that saleable materials begin to be extracted from the mine and normally continues throughout the life of a mine. The costs of production stripping are charged to the income statement as operating costs, when the ratio of waste material to ore extracted for an area of interest is expected to be constant throughout its estimated life. When the ratio of waste to ore is not expected to be constant, production stripping costs are accounted for as follows:

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

Finance costs

Finance costs are generally expensed as incurred except where they relate to the financing of construction or development of qualifying assets requiring a substantial period of time to prepare for their intended future use. Finance costs are capitalised up to the date when the asset is ready for its intended use. The amount of finance costs capitalised (before the effects of income tax) for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period, to the average amount of capitalised expenditure for the qualifying assets during the period.

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

Provision for employee benefits

Provision is made in the financial statements for all employee benefits, including on costs. In relation to industry-based long service leave funds, the Group’s liability, including obligations for funding shortfalls, is determined after deducting the fair value of dedicated assets of such funds.

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

The timing of the actual closure and rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating licence conditions, the principles of Our BHP Billiton Charter and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and rehabilitation requirements. The majority of the expenditure is expected to be paid over periods of up to 50 years with some payments into perpetuity.

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

The Group determines and reports ore reserves in Australia and the United Kingdom under the principles incorporated in the Australasian Code for Reporting Exploration Results of Mineral Resources and Ore Reserves December 2012 known as the JORC Code, and the Australian Securities Exchange (ASX) Listing Rules 2012 for minerals. The JORC Code requires the use of reasonable investment assumptions when reporting reserves. As a result, management will form a view of forecast sales prices, based on current and long-term historical average price trends. For example, if current prices remain above long-term historical averages for an extended period of time, management may assume that lower prices will prevail in the future and as a result, those lower prices are used to estimate reserves under the JORC Code. Lower price assumptions generally result in lower estimates of reserves.

Reserve reporting requirements for SEC (United States of America) filings are specified in Industry Guide 7, which requires economic assumptions to be based on current economic conditions (which may differ from assumptions based on reasonable investment assumptions). Accordingly, for SEC filings, we test our reserve estimates derived under JORC against assumed ‘current economic conditions’. ‘Current economic conditions’ are based on the three-year average of historical contract and market prices for commodities such as iron ore and coal, and the three-year average of historical market prices for commodities that are traded on the London Metal Exchange, such as copper and nickel. However, we only report a different reserve in the United States if, based on the United States SEC pricing assumptions test, the reserve will be lower than that reported under JORC in Australia and the United Kingdom.

Oil and gas reserves reported in Australia and the United Kingdom, and the United States for SEC filing purposes, are based on the average of prices prevailing on the first day of each month for the past 12 months as required under the SEC Rules ‘Modernisation of Oil & Gas Reporting’. Reserves reported in prior periods are based on the prices prevailing at the time of the estimates as previously required by Statement of Financial Accounting Standards No. 69 ‘Disclosures about Oil and Gas Producing Activities’, issued by the US Financial Accounting Standards Board.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Group’s financial results and financial position in a number of ways, including the following:

•	Asset recoverable amounts may be affected due to changes in estimated future cash flows.

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

Defined benefit pension schemes

The Group’s accounting policy for defined benefit pension schemes requires management to make judgements as to the nature of benefits provided by each scheme and thereby determine the classification of each scheme. For defined benefit schemes, management is required to make annual estimates and assumptions about future returns on classes of scheme assets, future remuneration changes, employee attrition rates, administration costs, changes in benefits, inflation rates, exchange rates, life expectancy and expected remaining periods of service of employees. In making these estimates and assumptions, management considers advice provided by external advisers, such as actuaries. Where actual experience differs to these estimates, actuarial gains and losses are recognised directly in equity. Refer to note 30 Pension and other post-retirement obligations for details of the key assumptions.

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

Comparatives

Where applicable, comparatives have been adjusted to measure or present them on the same basis as current period figures.

Exchange rates

The following exchange rates relative to the US dollar have been applied in the financial statements:

	Average year ended 30 June 2013	Average year ended 30 June 2012	Average year ended 30 June 2011	As at 30 June 2013	As at 30 June 2012	As at 30 June 2011
Australian dollar (a)	1.03	1.03	0.99	0.92	1.00	1.07
Brazilian real	2.04	1.78	1.68	2.18	2.08	1.57
Canadian dollar	1.00	1.00	1.00	1.05	1.03	0.97
Chilean peso	479	492	486	504	510	470
Colombian peso	1,814	1,825	1,843	1,923	1,807	1,779
Euro	0.77	0.75	0.73	0.77	0.80	0.69
South African rand	8.84	7.77	7.01	10.00	8.41	6.80
UK pound sterling	0.64	0.63	0.63	0.66	0.64	0.62

(a)	Displayed as US$ to A$1 based on common convention.

2    Segment reporting

Business segments

The Group operates five Businesses aligned with the commodities which we extract and market, reflecting the structure used by the Group’s management to assess the performance of the Group.

During the financial year the Group completed the following changes:

•

Following the sale of its diamonds business and interests in Richards Bay Minerals, the Group has consolidated its Potash development activity with the Petroleum Customer Sector Group (CSG) to form the Petroleum and Potash Business. In view of the new management structure, this Business is now considered to be a single reportable segment. There were no inter-segment transactions between the Petroleum CSG and Potash Business and therefore the comparative amounts reported for the new Petroleum and Potash segment for the years ended 30 June 2012 and 30 June 2011 are an aggregation of Petroleum and Potash. The remaining amounts reported previously for the Diamonds and Specialty Products CSG have been included in Group and unallocated items.

•	The Base Metals CSG was renamed the Copper Business.

•

The consolidation of the Metallurgical Coal and Energy Coal CSGs to form the Coal Business. In view of the new management structure, this Business is now considered to be a single reportable segment. There were no inter-segment transactions between the Metallurgical Coal and Energy Coal CSGs and therefore the comparative amounts reported for the new Coal segment for the years ended 30 June 2012 and 30 June 2011 are an aggregation of previously reported amounts.

•

The consolidation of the Aluminium, Manganese and Stainless Steel Materials CSGs to form the Aluminium, Manganese and Nickel Business. In view of the new management structure, this Business is now considered to be a single reportable segment. There were no inter-segment transactions between the

Stainless Steel Materials, Aluminium and Manganese CSGs and therefore the comparative amounts reported for the new Aluminium, Manganese and Nickel segment for the years ended 30 June 2012 and 30 June 2011 are an aggregation of previously reported amounts.

Reportable segment	Principal activities

Petroleum and Potash	Exploration, development and production of oil and gas Potash development

Copper	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold

Iron Ore	Mining of iron ore

Coal	Mining of metallurgical coal and thermal (energy) coal

Aluminium, Manganese and Nickel

Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal

Mining of manganese ore and production of manganese metal and alloys

Mining and production of nickel products

Group and unallocated items represent Group centre functions, unallocated operations and consolidation adjustments. Exploration and technology activities are recognised within relevant segments.

It is the Group’s policy that inter-segment sales are made on a commercial basis.

	Petroleum and Potash	Copper	Iron Ore	Coal	Aluminium, Manganese and Nickel	Group and unallocated items/ eliminations (f)	BHP Billiton Group
US$M
Year ended 30 June 2013
Revenue
Group production	12,933	11,413	19,939	10,138	8,093	447	62,963
Third party products	175	578	86	585	1,165	176	2,765
Rendering of services	105	–	135	–	–	–	240
Inter-segment revenue	–	–	55	–	20	(75)	–

Total revenue (a)	13,213	11,991	20,215	10,723	9,278	548	65,968

Underlying EBITDA (b)	8,928	4,609	12,186	1,717	919	24	28,383

Depreciation and amortisation	(3,071)	(957)	(978)	(971)	(770)	(198)	(6,945)
Impairment (losses)/reversals	(206)	(30)	(87)	–	15	(3)	(311)

Underlying EBIT (b)	5,651	3,622	11,121	746	164	(177)	21,127

Comprising:
Group production	5,640	3,625	11,090	702	126	(177)	21,006
Third party products	11	(3)	31	44	38	–	121

Underlying EBIT (b)	5,651	3,622	11,121	746	164	(177)	21,127

Net finance costs (c)							(1,353)
Exceptional items (d)							(1,902)

Profit before taxation							17,872

Capital expenditure	7,730	2,120	6,255	3,887	758	132	20,882

Total assets	44,330	18,614	27,742	18,599	12,093	16,731	138,109

Total liabilities	6,105	3,009	3,956	4,549	3,471	44,984	66,074

	Petroleum and Potash	Copper	Iron Ore	Coal	Aluminium, Manganese and Nickel	Group and unallocated items/ eliminations (f)	BHP Billiton Group
US$M
Year ended 30 June 2012
Revenue
Group production	12,616	11,162	22,156	12,724	8,334	1,326	68,318
Third party products	230	434	86	856	1,563	310	3,479
Rendering of services	91	–	320	18	–	–	429
Inter-segment revenue	–	–	39	–	14	(53)	–

Total revenue (a)	12,937	11,596	22,601	13,598	9,911	1,583	72,226

Underlying EBITDA (b)	9,087	4,687	15,027	3,592	809	544	33,746

Depreciation and amortisation	(2,916)	(793)	(826)	(797)	(811)	(265)	(6,408)
Impairment (losses)/reversals	(151)	71	–	2	(22)	–	(100)

Underlying EBIT (b)	6,020	3,965	14,201	2,797	(24)	279	27,238

Comprising:
Group production	6,017	3,982	14,170	2,707	(43)	279	27,112
Third party products	3	(17)	31	90	19	–	126

Underlying EBIT (b)	6,020	3,965	14,201	2,797	(24)	279	27,238

Net finance costs (c)							(730)
Exceptional items (d)							(3,486)

Profit before taxation							23,022

Capital expenditure	6,290	2,650	5,634	3,701	1,783	165	20,223

Total assets (e)	39,920	17,638	22,726	16,473	16,759	15,757	129,273

Total liabilities	5,999	3,627	4,024	5,197	3,862	39,479	62,188

	Petroleum and Potash	Copper	Iron Ore	Coal	Aluminium, Manganese and Nickel	Group and unallocated items/ eliminations (f)	BHP Billiton Group
US$M
Year ended 30 June 2011
Revenue
Group production	10,603	13,550	20,182	12,216	9,722	1,517	67,790
Third party products	127	602	93	851	1,778	385	3,836
Rendering of services	2	–	98	13	–	–	113
Inter-segment revenue	5	–	39	–	5	(49)	–

Total revenue (a)	10,737	14,152	20,412	13,080	11,505	1,853	71,739

Underlying EBITDA (b)	8,190	7,525	13,946	4,496	2,366	570	37,093

Depreciation and amortisation	(1,913)	(735)	(618)	(697)	(817)	(259)	(5,039)
Impairment (losses)/reversals	(76)	–	–	–	2	–	(74)

Underlying EBIT (b)	6,201	6,790	13,328	3,799	1,551	311	31,980

Comprising:
Group production	6,196	6,796	13,296	3,728	1,555	311	31,882
Third party products	5	(6)	32	71	(4)	–	98

Underlying EBIT (b)	6,201	6,790	13,328	3,799	1,551	311	31,980

Net finance costs (c)							(561)
Exceptional items (d)							(164)

Profit before taxation							31,255

Capital expenditure	2,205	1,404	3,627	1,926	2,256	192	11,610

Total assets (e)	19,591	15,973	17,585	12,907	16,953	19,911	102,920

Total liabilities	4,605	3,118	3,652	4,474	4,234	25,082	45,165

(a)	Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations described in footnote (f).

(b)	Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBITDA is Underlying EBIT, before depreciation, amortisation and impairments.

(c)	Refer to note 6 Net finance costs.

(d)	Refer to note 3 Exceptional items.

(e)	Total assets in Petroleum and Potash increased from US$19.6 billion at 30 June 2011 to US$39.9 billion at 30 June 2012, predominantly arising from the acquisition of Petrohawk Energy Corporation – refer to note 24 Business combinations.

(f)	Includes the Group’s diamonds business (divested effective 10 April 2013), interest in titanium minerals (divested effective 3 September 2012) and non-Potash corporate costs incurred by the former Diamonds and Specialty Products business.

Geographical information

	Revenue by location of customer
	2013	2012	2011
	US$M	US$M	US$M
Australia	4,583	5,318	5,487
United Kingdom	1,651	956	1,043
Rest of Europe	6,317	7,419	8,370
China	19,365	21,617	20,261
Japan	7,783	8,920	9,002
Rest of Asia	13,642	15,035	15,805
North America	8,417	8,099	6,167
South America	1,782	2,013	2,592
Southern Africa	1,316	1,437	1,548
Rest of world	1,112	1,412	1,464

	65,968	72,226	71,739

	Non-current assets by location of assets
	2013	2012	2011
	US$M	US$M	US$M
Australia	56,785	53,072	42,723
United Kingdom	332	238	229
North America	33,861	31,124	11,748
South America	13,682	11,857	10,125
Southern Africa	5,081	5,381	5,944
Rest of world	748	744	849
Unallocated assets (a)	7,834	6,406	6,022

	118,323	108,822	77,640

(a)	Unallocated assets predominantly include deferred tax assets and other financial assets.

3    Exceptional items

Exceptional items are those items where their nature and amount is considered material to the financial statements. Such items included within the Group’s profit for the year are detailed below.

Year ended 30 June 2013	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Sale of Yeelirrie uranium deposit	420	–	420
Sale of Richards Bay Minerals	1,373	(183)	1,190
Sale of diamonds business	(232)	(5)	(237)
Sale of East and West Browse Joint Ventures	1,539	(188)	1,351
Impairment of Nickel West assets	(1,698)	454	(1,244)
Impairment of Worsley assets	(2,190)	559	(1,631)
Impairment of Permian Basin assets	(266)	99	(167)
Other impairments arising from capital project review	(1,006)	291	(715)
Newcastle steelworks rehabilitation	158	(47)	111

	(1,902)	980	(922)

Exceptional items are classified by nature as follows:

Year ended 30 June 2013	Sale of assets	Impairment of goodwill and other assets	Restructuring costs	Closure and rehabilitation provisions released	Gross
	US$M	US$M	US$M	US$M	US$M
Sale of Yeelirrie uranium deposit	420	–	–	–	420
Sale of Richards Bay Minerals	1,373	–	–	–	1,373
Sale of diamonds business	–	(232)	–	–	(232)
Sale of East and West Browse Joint Ventures	1,539	–	–	–	1,539
Impairment of Nickel West assets	–	(1,698)	–	–	(1,698)
Impairment of Worsley assets	–	(2,190)	–	–	(2,190)
Impairment of Permian Basin assets	–	(266)	–	–	(266)
Other impairments arising from capital project review	–	(898)	(108)	–	(1,006)
Newcastle steelworks rehabilitation	–	–	–	158	158

	3,332	(5,284)	(108)	158	(1,902)

Sale of Yeelirrie uranium deposit:

On 27 August 2012, the Group announced the sale of its wholly owned Yeelirrie uranium deposit and the transaction was completed on 19 December 2012. A gain on sale of US$420 million was recognised in the year ended 30 June 2013, while the associated tax expense was offset by the recognition of deferred tax benefits on available tax losses of US$126 million.

Sale of Richards Bay Minerals:

On 7 September 2012, the Group announced it had completed the sale of its 37.76 per cent effective interest in Richards Bay Minerals. A gain on sale of US$1,190 million (after tax expense) was recognised in the year ended 30 June 2013.

Sale of diamonds business:

On 13 November 2012, the Group announced the sale of its diamonds business, comprising its interests in the EKATI Diamond Mine and Diamond Marketing operations. The transaction was completed on 10 April 2013 for an aggregate cash consideration of US$553 million (after adjustments). An impairment charge of US$237 million (after tax expense) was recognised based on the final consideration.

Sale of East and West Browse Joint Ventures:

On 12 December 2012, the Group signed a definitive agreement to sell its 8.33 per cent interest in the East Browse Joint Venture and 20 per cent interest in the West Browse Joint Venture. A gain on sale of US$1,539 million was recognised in the year ended 30 June 2013. The associated tax expense of US$462 million was partly offset by the recognition of deferred tax benefits on available tax losses of US$241 million and the derecognition of deferred tax liabilities of US$33 million. The transaction was completed on 7 June 2013.

Impairment of Nickel West assets:

As a result of expected continued strength in the Australian dollar and weak nickel prices, the Group recognised an impairment charge of US$1,244 million (after tax benefit) in the year ended 30 June 2013.

Impairment of Worsley assets:

The Group recognised an impairment of assets at Worsley as a result of expected continued strength in the Australian dollar and weak alumina prices. A total impairment charge of US$1,631 million (after tax benefit) was recognised in the year ended 30 June 2013.

Impairment of Permian Basin assets:

An impairment charge of US$167 million (after tax benefit) was recognised as the performance of specific evaluation wells in certain areas of the Permian Basin (US) do not support economic development.

Other impairments arising from capital project review:

In the year ended 30 June 2013, WAIO refocused its attention on the capital efficient expansion opportunity that exists within the Port Hedland inner harbour and all early works associated with the outer harbour development option were suspended. This revision to the WAIO development sequence and the change in status of other minor capital projects across the Group has resulted in the recognition of impairment charges of US$639 million (after tax benefit) and other restructuring costs of US$76 million (after tax benefit) in the year ended 30 June 2013.

Newcastle steelworks rehabilitation:

The Group recognised a decrease of US$158 million (before tax expense) to its rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). This followed the completion of the Hunter River Remediation Project and reaching agreement with the Environment Protection Authority in March 2013 regarding the necessary scope of work to repeal the Environmental Classification at Steel River.

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

Impairment of Fayetteville goodwill and other assets:

As a result of the fall in United States domestic gas prices and the Company’s decision to adjust its development plans, the Group recognised impairments of goodwill and other assets in relation to its Fayetteville shale gas assets. A total impairment charge of US$1,839 million (after tax benefit) was recognised in the year ended 30 June 2012.

Impairment of Nickel West goodwill and other assets:

The Group recognised impairments of goodwill and other assets at Nickel West as a result of the continued downturn in the nickel price and margin deterioration. A total impairment charge of US$355 million (after tax benefit) was recognised in the year ended 30 June 2012.

Suspension or early closure of operations and the change in status of specific projects:

As part of our regular portfolio review, various operations and projects around the Group were either suspended, closed early or changed in status. These included: the change in status of the Olympic Dam expansion project; the temporary suspension of production at TEMCO and the permanent closure of the Metalloys South Plant in South Africa; the indefinite cessation of production at Norwich Park; and the suspension of other minor capital projects. As a result, impairment charges of US$338 million (after tax benefit), idle capacity costs and inventory write-down of US$28 million (after tax benefit) and other restructuring costs of US$28 million (after tax benefit) were recognised in the year ended 30 June 2012.

Settlement of insurance claims:

During 2008, extreme weather across the central Queensland coalfields affected production from the BHP Billiton Mitsubishi Alliance (BMA) and BHP Billiton Mitsui Coal (BMC) operations. The Group settled insurance claims in respect of the lost production and insurance claim income of US$210 million (after tax expense) was recognised in the year ended 30 June 2012.

Recognition of deferred tax assets on enactment of MRRT and PRRT extension legislation in Australia:

The Australian MRRT and PRRT extension legislation were enacted in March 2012. Under the legislation, the Group is entitled to a deduction against future Minerals Resource Rent Tax (MRRT) and Petroleum Resource

Rent Tax (PRRT) liabilities based on the market value of its coal, iron ore and petroleum assets. A deferred tax asset, and an associated net income tax benefit of US$637 million, was recognised in the year ended 30 June 2012 to reflect the future deductibility of these market values for MRRT and PRRT purposes, to the extent they were considered recoverable.

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

Newcastle steelworks rehabilitation:

The Group recognised a decrease of US$150 million (before tax expense) to its rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia) following a full review of the progress of the Hunter River Remediation Project and estimated costs to completion.

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

4    Other income

	2013	2012	2011
	US$M	US$M	US$M
Dividend income	19	25	12
Royalties	35	28	27
Gains/(losses) on sale of property, plant and equipment (a)	1,983	99	(12)
Gains/(losses) on sale of investments	10	(2)	53
Gains on divestment of subsidiaries and operations (b)	1,373	19	–
Commission income	93	131	142
Insurance recoveries (c)	16	304	10
Other income	601	302	299

Total other income	4,130	906	531

(a)	Includes exceptional items of US$1,947 million (2012: US$ nil; 2011: US$ nil). Refer to note 3 Exceptional items.

(b)	Includes exceptional item of US$1,373 million (2012: US$ nil; 2011: US$ nil). Refer to note 3 Exceptional items.

(c)	Includes exceptional item of US$ nil (2012: US$300 million; 2011: US$ nil). Refer to note 3 Exceptional items.

5    Expenses

	2013	2012	2011
	US$M	US$M	US$M
Changes in inventories of finished goods and work in progress	193	91	(394)
Raw materials and consumables used	9,445	8,483	8,148
Employee benefits expense	7,432	6,663	5,299
External services (including transportation) (a)	12,849	14,716	11,705
Third party commodity purchases	2,642	3,381	3,758
Net foreign exchange (gains)/losses	(280)	(519)	1,241
Research and development costs before crediting related grants	64	75	74
Fair value change on derivatives (b)	79	(143)	(104)
Impairment of available for sale financial assets	1	1	–
Government royalties paid and payable	2,679	3,051	2,887
Depreciation and amortisation expense	6,945	6,408	5,039
Exploration and evaluation expenditure incurred and expensed in the current period	1,022	1,602	981
Exploration and evaluation expenditure previously capitalised, written off as unsuccessful or abandoned (c)	1,099	144	73
Impairment of property, plant and equipment (d)	4,555	3,114	11
Reversal of previously impaired property, plant and equipment	(67)	(71)	(10)
Impairment of goodwill and other intangible assets (e)	7	575	–
Operating lease rentals	754	635	451
All other operating expenses (f)	1,454	1,174	1,295

Total expenses	50,873	49,380	40,454

	2013	2012	2011
	US$M	US$M	US$M
Aggregate employee benefits expense
Wages, salaries and redundancies	6,889	6,191	4,834
Employee share awards (g)	212	256	199
Social security costs	7	12	18
Pensions and other post-retirement obligations costs – refer to note 30	510	456	406

	7,618	6,915	5,457

Less employee benefits expense classified as exploration and evaluation expenditure above	186	252	158

Employee benefits expense	7,432	6,663	5,299

(a)	Includes exceptional items of US$96 million (2012: US$ nil; 2011: US$314 million). Refer to note 3 Exceptional items.

(b)	Fair value change on derivatives includes realised gains of US$56 million (2012: US$128 million realised losses; 2011: US$127 million realised gains) and unrealised losses of US$135 million (2012: US$271 million unrealised gains; 2011: US$23 million unrealised losses).

(c)	Includes exceptional items of US$832 million (2012: US$ nil; 2011: US$ nil). Refer to note 3 Exceptional items.

(d)	Includes exceptional items of US$4,445 million (2012: US$3,088 million; 2011: US$ nil). Refer to note 3 Exceptional items.

(e)	Includes exceptional items of US$7 million (2012: US$575 million; 2011: US$ nil). Refer to note 3 Exceptional items.

(f)

Includes exceptional items of US$158 million relating to the decrease in the rehabilitation obligations in respect of former operations at the Newcastle steelworks (2012: US$ nil; 2011: decrease of US$150 million). Refer to note 3 Exceptional items.

(g)	Employee share awards expense is US$211.659 million (2012: US$256.117 million; 2011: US$199.140 million).

6    Net finance costs

	2013	2012	2011
	US$M	US$M	US$M
Financial expenses
Interest on bank loans and overdrafts (a)	9	22	19
Interest on all other borrowings (a) (b)	1,011	696	471
Finance lease and hire purchase interest	11	37	12
Dividends on redeemable preference shares	–	–	–
Discounting on provisions and other liabilities	473	481	411
Discounting on post-retirement employee benefits	111	129	128
Interest capitalised (c)	(273)	(314)	(256)
Fair value change on hedged loans	(505)	345	(140)
Fair value change on hedging derivatives	489	(365)	110
Fair value change on non-hedging derivatives (b)	183	(11)	–
Exchange variations on net debt	13	(65)	51

	1,522	955	806

Financial income
Interest income (d)	(77)	(122)	(141)
Expected return on pension scheme assets	(92)	(103)	(104)

	(169)	(225)	(245)

Net finance costs	1,353	730	561

(a)	Interest on bank loans and overdrafts, and other borrowings, relates to financial liabilities carried at amortised cost.

(b)

Interest on all other borrowings for the year ended 30 June 2013 included an amount of US$97 million of realised fair value changes on non-hedging derivatives used to manage interest rate exposure on debt securities. Fair value change on non-hedging derivatives for the year ended 30 June 2013 included unrealised fair value changes on similar instruments. The total changes in fair value of non-hedging derivatives amounted to US$280 million.

(c)

Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the year ended 30 June 2013, the capitalisation rate was 2.24 per cent (2012: 2.83 per cent; 2011: 2.87 per cent).

(d)	Interest income relates to financial assets carried at amortised cost.

7    Income tax and deferred tax

	2013	2012	2011
	US$M	US$M	US$M
Total taxation expense comprises:
Current tax expense	7,352	8,303	8,845
Deferred tax benefit	(555)	(813)	(1,536)

	6,797	7,490	7,309

Total taxation expense attributed to geographical jurisdiction
UK	84	(21)	21
Australia	4,416	6,043	3,503
Rest of world	2,297	1,468	3,785

	6,797	7,490	7,309

	2013		2012		2011
	%	US$M	%	US$M	%	US$M
Factors affecting income tax expense for the period
Income tax expense differs to the standard rate of corporation tax as follows:
Profit before taxation		17,872		23,022		31,255

Tax on profit at standard rate of 30 per cent	30.0	5,362	30.0	6,907	30.0	9,377

Investment and development allowance	(1.5)	(260)	(1.2)	(283)	(1.0)	(298)
Amounts (over)/under provided in prior years (a)	(0.3)	(51)	0.3	70	(1.3)	(397)
Initial recognition of tax assets (b)	(2.1)	(370)	(0.6)	(136)	–	(13)
Non-deductible depreciation, amortisation and exploration expenditure (c)	1.2	222	0.7	150	0.4	109
Tax rate differential on foreign income	0.4	77	(1.0)	(219)	(0.1)	(32)
Tax on remitted and unremitted foreign earnings	0.6	109	0.8	182	0.8	251
Non-tax-effected operating losses and capital gains	(0.5)	(91)	0.7	168	0.3	108
Exchange variations and other translation adjustments	1.8	315	1.1	250	(4.7)	(1,473)
Tax rate changes	0.3	48	–	–	0.1	17
Other (d)	1.6	280	0.6	149	(3.7)	(1,168)

Income tax expense	31.5	5,641	31.4	7,238	20.8	6,481

Royalty-related taxation (net of income tax benefit) (e)	6.5	1,156	1.1	252	2.6	828

Total taxation expense	38.0	6,797	32.5	7,490	23.4	7,309

(a)	Includes exceptional benefit of US$ nil (2012: US$ nil; 2011: US$718 million). Refer to note 3 Exceptional items.

(b)	Includes exceptional benefit of US$367 million (2012: US$ nil; 2011: US$ nil). Refer to note 3 Exceptional items.

(c)	Includes exceptional expense of US$152 million (2012: US$ nil; 2011: US$ nil). Refer to note 3 Exceptional items.

(d)	Includes exceptional benefit of US$ nil (2012: US$ nil; 2011: US$1,455 million). Refer to note 3 Exceptional items.

(e)	Includes exceptional benefit of US$33 million (2012: US$637 million; 2011: US$ nil). Refer to note 3 Exceptional items.

Income tax recognised in other comprehensive income is as follows:

	2013	2012	2011
	US$M	US$M	US$M
Income tax effect of:
Items that may be reclassified subsequently to the income statement:
Available for sale investments:
Net valuation losses/gains taken to equity	13	(12)	37
Net valuation gains transferred to the income statement	–	–	–
Cash flow hedges:
Gains/losses taken to equity	(67)	96	–
Unrealised losses transferred to the income statement	(22)	(61)	–
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–

Income tax (charge)/credit relating to items that may be reclassified subsequently to the income statement	(76)	23	37

Items that will not be reclassified to the income statement:
Actuarial gains/losses on pension and medical schemes	(23)	76	26
Employee share awards transferred to retained earnings on exercise	49	46	70
Net accrued employee entitlement for share awards	(42)	(56)	(13)

Income tax (charge)/credit relating to items that will not be reclassified to the income statement	(16)	66	83

Total income tax (charge)/credit relating to components of other comprehensive income (a)	(92)	89	120

(a)	Included within total income tax relating to components of other comprehensive income is (US$139 million) relating to deferred taxes and US$47 million relating to current taxes (2012: US$43 million and US$46 million; 2011: US$47 million and US$73 million).

The movement for the year in the Group’s net deferred tax position is as follows:

	2013	2012	2011
	US$M	US$M	US$M
Net deferred tax (liability)/asset
At the beginning of the financial year	(762)	1,310	(267)
Income tax credit recorded in the income statement	555	813	1,536
Income tax (charge)/credit recorded directly in equity	(139)	43	47
Acquisition and divestment of subsidiaries and operations	–	(2,995)	–
Transferred to liabilities held for sale	60	66	–
Exchange variations and other movements	(47)	1	(6)

At the end of the financial year	(333)	(762)	1,310

The composition of the Group’s net deferred tax asset and liability recognised in the balance sheet and the deferred tax expense (credited)/charged to the income statement is as follows:

	Deferred tax assets		Deferred tax liabilities		(Credited)/charged to the income statement
	2013	2012	2013	2012	2013	2012	2011
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Type of temporary difference
Depreciation	277	(344)	7,020	5,629	861	(109)	(1,364)
Exploration expenditure	664	633	(104)	(125)	(14)	(101)	(84)
Employee benefits	355	66	(174)	(519)	27	30	(59)
Closure and rehabilitation	1,515	544	(574)	(1,561)	(64)	(28)	(544)
Resource rent tax	1,028	984	1,861	1,377	484	(335)	294
Other provisions	58	79	(98)	(97)	18	47	(43)
Deferred income	(32)	(22)	(13)	71	(73)	179	32
Deferred charges	(545)	(166)	245	633	27	174	169
Investments, including foreign tax credits	1,950	1,774	1,420	1,092	153	152	146
Foreign exchange gains and losses	(396)	(22)	64	698	(262)	(42)	(234)
Non tax-depreciable fair value adjustments, revaluations and mineral rights	(11)	(23)	76	57	42	(64)	(51)
Tax-effected losses	1,089	878	(2,873)	(1,517)	(1,587)	(764)	666
Other	184	144	(381)	(451)	(167)	48	(464)

Total	6,136	4,525	6,469	5,287	(555)	(813)	(1,536)

The composition of the Group’s unrecognised deferred tax assets and liabilities is as follows:

	2013	2012
	US$M	US$M
Unrecognised deferred tax assets
Tax losses and tax credits	1,484	1,545
Investments in subsidiaries and jointly controlled entities	–	7
Deductible temporary differences relating to MRRT and PRRT	19,419	19,338
Other deductible temporary differences	3,350	3,185

Total unrecognised deferred tax assets	24,253	24,075

Unrecognised deferred tax liabilities
Taxable temporary differences relating to unrecognised deferred tax asset for MRRT and PRRT	5,826	5,801
Investments in subsidiaries and jointly controlled entities	2,174	1,997

Total unrecognised deferred tax liabilities	8,000	7,798

Tax losses

At 30 June 2013, the Group had income and capital tax losses with a tax benefit of US$1,021 million (2012: US$1,148 million) which are not recognised as deferred tax assets. The Group recognises the benefit of tax losses only to the extent of anticipated future taxable income or gains in relevant jurisdictions. The gross amount of tax losses carried forward that have not been tax effected expire as follows:

Year of expiry	Australia	UK	Rest of world	Total
	US$M	US$M	US$M	US$M
Income tax losses
Not later than one year	–	–	110	110
Later than one year and not later than two years	–	–	14	14
Later than two years and not later than five years	–	–	2,285	2,285
Later than five years and not later than ten years	–	–	4	4
Later than ten years and not later than twenty years	–	–	455	455
Unlimited	4	415	21	440

	4	415	2,889	3,308

Capital tax losses
Later than two years and not later than five years	–	–	245	245
Unlimited	1,802	25	1	1,828

Gross amount of tax losses not recognised	1,806	440	3,135	5,381

Tax effect of total losses not recognised	542	102	377	1,021

Tax credits

At 30 June 2013, the Group had US$463 million of tax credits that have not been recognised (2012: US$397 million). Of the US$463 million of tax credits, US$356 million expire later than five years and not later than ten years. The remainder of the tax credits do not have an expiration date.

Temporary differences relating to MRRT and PRRT

At 30 June 2013, the Group had US$19,419 million of unrecognised deductible temporary differences (2012: US$19,338 million) that arose due to the enactment of the Australian MRRT and PRRT extension legislation in March 2012. Recognition of a deferred tax asset for MRRT and PRRT depends on benefits expected to be obtained from deduction against MRRT and PRRT liabilities based on the 1 May 2010 market value of Australian coal, iron ore and petroleum assets. Recognition of a deferred tax asset associated with MRRT and PRRT of US$19,419 million (2012: US$19,338 million) would result in a corresponding additional deferred tax liability for income tax purposes of US$5,826 million (2012: US$5,801 million).

Other deductible temporary differences

At 30 June 2013, the Group had deductible temporary differences for which deferred tax assets of US$3,350 million (2012: US$3,192 million) have not been recognised because it is not probable that future taxable profits will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

Temporary differences associated with investments in subsidiaries and jointly controlled entities

At 30 June 2013, deferred tax liabilities of US$2,174 million (2012: US$1,997 million) associated with undistributed earnings of subsidiaries and jointly controlled entities have not been recognised because the Group is able to control the timing of the reversal of the temporary differences and it is not probable that such differences will reverse in the foreseeable future.

8    Earnings per share

	2013	2012	2011
Basic earnings per ordinary share (US cents)	204.4	289.6	429.1
Diluted earnings per ordinary share (US cents)	203.7	288.4	426.9
Basic earnings per American Depositary Share (US cents) (a)	408.8	579.2	858.2
Diluted earnings per American Depositary Share (US cents) (a)	407.4	576.8	853.8
Basic earnings (US$M)	10,876	15,417	23,648
Diluted earnings (US$M)	10,876	15,417	23,648

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

Weighted average number of shares	2013	2012	2011
	Million	Million	Million
Basic earnings per ordinary share denominator	5,322	5,323	5,511
Shares and options contingently issuable under employee share ownership plans (b)	18	23	29

Diluted earnings per ordinary share denominator (c)	5,340	5,346	5,540

(a)	Each American Depositary Share (ADS) represents two ordinary shares.

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

(c)	Diluted earnings per share calculation excludes 2,612,172 of instruments (2012: 2,943,856; 2011: 2,210,433) which are considered antidilutive.

9    Dividends

	2013	2012	2011
	US$M	US$M	US$M
Dividends paid/payable during the period
BHP Billiton Limited	3,662	3,559	3,076
BHP Billiton Plc – Ordinary shares	2,404	2,335	2,003
– Preference shares (a)	–	–	–

	6,066	5,894	5,079

Dividends declared in respect of the period
BHP Billiton Limited	3,721	3,621	3,331
BHP Billiton Plc – Ordinary shares	2,446	2,376	2,183
– Preference shares (a)	–	–	–

	6,167	5,997	5,514

	2013	2012	2011
	US cents	US cents	US cents
Dividends paid during the period (per share)
Prior year final dividend	57.0	55.0	45.0
Interim dividend	57.0	55.0	46.0

	114.0	110.0	91.0

Dividends declared in respect of the period (per share)
Interim dividend	57.0	55.0	46.0
Final dividend	59.0	57.0	55.0

	116.0	112.0	101.0

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to year-end, on 20 August 2013, BHP Billiton declared a final dividend of 59.0 US cents per share (US$3,147 million), which will be paid on 25 September 2013 (2012: 57.0 US cents per share – US$3,049 million; 2011: 55.0 US cents per share – US$2,943 million).

Each American Depositary Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends declared on each ADS represent twice the dividend declared on BHP Billiton ordinary shares.

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2013	2012	2011
	US$M	US$M	US$M
Franking credits as at 30 June	10,516	7,494	3,971
Franking credits arising from the payment of current tax payable	824	2,547	3,218

Total franking credits available (b)	11,340	10,041	7,189

(a)	5.5 per cent dividend on 50,000 preference shares of £1 each declared and paid annually (30 June 2012: 5.5 per cent; 30 June 2011: 5.5 per cent).

(b)	The payment of the final 2013 dividend declared after 30 June 2013 will reduce the franking account balance by US$812 million.

10    Trade and other receivables

	2013	2012
	US$M	US$M
Current
Trade receivables	4,674	4,844
Provision for doubtful debts	(116)	(121)

Total trade receivables	4,558	4,723
Employee Share Plan loans (a)	2	3
Interest bearing loans receivable	64	77
Other receivables	2,104	2,901

Total current receivables (b)	6,728	7,704

Non-current
Employee Share Plan loans (a)	9	15
Interest bearing loans receivable	1,040	937
Other receivables	530	523

Total non-current receivables (b)	1,579	1,475

	2013	2012
	US$M	US$M
Movement in provision for doubtful debts
At the beginning of the financial year	121	151
Charge/(credit) for the year:
Underlying charge to the income statement	2	43
Released to the income statement	–	–
Utilisation	(7)	(73)

At the end of the financial year	116	121

(a)	Under the terms of the BHP Billiton Limited Employee Share Plan, shares have been issued to employees for subscription at the weighted average market price less a discount not exceeding 5 per cent. Interest free employee loans are full recourse and are available to fund the purchase of such shares for a period of up to 20 years, repayable by application of dividends or an equivalent amount. Refer to note 33 Employee share ownership plans.

(b)	Disclosures relating to receivables from related parties are set out in note 32 Related party transactions.

11    Other financial assets

	2013	2012
	US$M	US$M
Current
At fair value
Cross currency and interest rate swaps	63	51
Forward exchange contracts	1	14
Commodity contracts	29	180
Other derivative contracts	29	37
Shares – available for sale	37	–

Total current other financial assets	159	282

Non-current
At fair value
Cross currency and interest rate swaps	878	808
Commodity contracts	18	71
Other derivative contracts	166	254
Shares – available for sale	497	602
Other investments – available for sale (a)	139	146

Total non-current other financial assets	1,698	1,881

(a)

Includes investments held by BHP Billiton Energy Coal South Africa Rehabilitation Trust Fund. The future realisation of this investment is intended to fund environmental obligations relating to the closure of the South African coal operations, and consequently this investment, while under the Group’s control, is not available for the general purposes of the Group. Any income from this investment is reinvested or applied to meet these obligations. The Group retains responsibility for these environmental obligations until such time as the former mine sites have been rehabilitated in accordance with the relevant environmental legislation. These obligations are therefore included under non-current provisions. Refer to note 18 Provisions.

12    Inventories

		2013	2012
		US$M	US$M
Current
Raw materials and consumables	– at net realisable value (a)	5	76
	– at cost	2,009	2,095

		2,014	2,171

Work in progress	– at net realisable value (a)	322	301
	– at cost	1,980	2,094

		2,302	2,395

Finished goods	– at net realisable value (a)	220	569
	– at cost	1,286	1,098

		1,506	1,667

Total current inventories		5,822	6,233

Non-current
Raw materials and consumables	– at net realisable value (a)	47	33
	– at cost	436	234

		483	267

Work in progress	– at net realisable value (a)	7	67
	– at cost	112	74

		119	141

Finished goods	– at net realisable value (a)	–	–
	– at cost	20	16

		20	16

Total non-current inventories		622	424

(a)

US$100 million of inventory write-downs were recognised during the year (2012: US$131 million; 2011: US$23 million). Inventory write-downs of US$56 million made in previous periods were reversed during the year (2012: US$19 million; 2011: US$8 million).

13    Property, plant and equipment

Year ended 30 June 2013	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Exploration and evaluation	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Cost
At the beginning of the financial year	9,289	68,087	34,199	21,176	3,082	135,833
Additions	51	220	594	20,177	408	21,450
Acquisition of subsidiaries and operations	–	–	–	–	–	–
Disposals	(178)	(737)	(35)	–	(54)	(1,004)
Divestment of subsidiaries and operations	–	–	–	–	–	–
Transferred to assets held for sale	(224)	(1,416)	(1,044)	(175)	(42)	(2,901)
Exchange variations taken to reserve	–	(83)	–	6	–	(77)
Transfers and other movements	2,008	15,591	(1,209)	(16,645)	204	(51)

At the end of the financial year	10,946	81,662	32,505	24,539	3,598	153,250

Accumulated depreciation and impairments
At the beginning of the financial year	2,738	29,197	7,621	58	972	40,586
Charge for the year	445	4,381	1,903	–	120	6,849
Impairments for the year	356	3,226	973	–	1,099	5,654
Reversal of impairments	(12)	(55)	–	–	–	(67)
Disposals	(156)	(653)	(28)	–	(4)	(841)
Divestment of subsidiaries and operations	–	–	–	–	–	–
Transferred to assets held for sale	(193)	(796)	(845)	–	–	(1,834)
Exchange variations taken to reserve	–	(68)	–	–	–	(68)
Transfers and other movements	22	1,410	(1,036)	(58)	(294)	44

At the end of the financial year	3,200	36,642	8,588	–	1,893	50,323

Net book value at 30 June 2013	7,746	45,020	23,917	24,539	1,705	102,927

Year ended 30 June 2012	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Exploration and evaluation	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Cost
At the beginning of the financial year	7,901	59,661	19,754	12,521	2,131	101,968
Additions	142	403	722	19,365	968	21,600
Acquisition of subsidiaries and operations	34	811	14,459	–	515	15,819
Disposals	(88)	(1,869)	(482)	(6)	(84)	(2,529)
Divestment of subsidiaries and operations	–	(106)	(35)	–	–	(141)
Transferred to assets held for sale	(25)	(319)	(31)	(117)	–	(492)
Exchange variations taken to reserve	(1)	(81)	(15)	–	(1)	(98)
Transfers and other movements	1,326	9,587	(173)	(10,587)	(447)	(294)

At the end of the financial year	9,289	68,087	34,199	21,176	3,082	135,833

Accumulated depreciation and impairments
At the beginning of the financial year	2,274	26,028	5,033	–	688	34,023
Charge for the year	378	4,104	1,577	–	245	6,304
Impairments for the year	127	1,269	1,718	–	144	3,258
Reversal of impairments	–	(71)	–	–	–	(71)
Disposals	(83)	(1,770)	(481)	–	(49)	(2,383)
Divestment of subsidiaries and operations	–	(105)	(35)	–	–	(140)
Transferred to assets held for sale	(6)	(115)	(2)	–	–	(123)
Exchange variations taken to reserve	–	(70)	(13)	–	–	(83)
Transfers and other movements	48	(73)	(176)	58	(56)	(199)

At the end of the financial year	2,738	29,197	7,621	58	972	40,586

Net book value at 30 June 2012	6,551	38,890	26,578	21,118	2,110	95,247

14    Intangible assets

	2013			2012
	Goodwill	Other intangibles	Total	Goodwill	Other intangibles	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Cost
At the beginning of the financial year	4,105	1,327	5,432	922	744	1,666
Additions	–	207	207	3,778	578	4,356
Disposals	–	(13)	(13)	–	(1)	(1)
Impairments for the year	–	–	–	(575)	–	(575)
Transferred to assets held for sale	–	–	–	(20)	–	(20)
Exchange variations taken to reserve	–	–	–	–	(1)	(1)
Transfers and other movements	–	10	10	–	7	7

At the end of the financial year	4,105	1,531	5,636	4,105	1,327	5,432

Accumulated amortisation and impairments
At the beginning of the financial year	–	320	320	–	210	210
Disposals	–	(13)	(13)	–	(1)	(1)
Charge for the year	–	96	96	–	104	104
Impairments for the year	–	7	7	–	–	–
Exchange variations taken to reserve	–	–	–	–	–	–
Transfers and other movements	–	–	–	–	7	7

At the end of the financial year	–	410	410	–	320	320

Total intangible assets	4,105	1,121	5,226	4,105	1,007	5,112

The carrying amount of goodwill has been allocated to the cash-generating units (CGUs), or groups of CGUs, as follows:

Cash-generating units	2013	2012
	US$M	US$M
Onshore US	3,591	3,591
Fayetteville	–	–
Other	514	514

	4,105	4,105

Impairment testing of goodwill

For the purpose of impairment testing, goodwill has been allocated to CGUs, or groups of CGUs, that are expected to benefit from the synergies of the business combination and which represent the level at which management will monitor and manage the goodwill.

The recoverable amounts of the Onshore US group of CGUs and the Fayetteville CGU were determined based on fair value less costs to sell (FVLCS). FVLCS was determined as the present value of the estimated future cash flows (expressed in real terms) expected to arise from the continued use of the assets (life of asset), including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows were discounted using a real after-tax discount rate that reflected current market assessments of the time value of money and the risks specific to the CGU.

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

The crude oil and natural gas prices used in the FVLCS determinations were either lower or within the range of prices published by market commentators:

	2013	2012
Crude oil price (US$/boe)	71.00 – 125.00	75.82 – 101.93
Natural gas price (US$/MMBtu)	4.45 – 6.51	2.74 – 6.21

Discount rate – in arriving at the FVLCS, a real post-tax discount rate of 5.9 per cent (2012: 5.9 per cent) was applied to the post-tax cash flows expressed in real terms. This discount rate was derived from the Group’s post-tax weighted average cost of capital (WACC), with appropriate adjustments made to reflect the risks specific to the CGU.

Onshore US

The goodwill of US$3,591 million that arose from the acquisition of Petrohawk Energy Corporation has been allocated to the Onshore US group of CGUs which comprises the Fayetteville, Eagle Ford, Haynesville and the Permian Basin CGUs. The Onshore US group of CGUs comprises the natural gas and liquid reserves and resources, gas production wells and associated facilities, and gas gathering systems in the Eagle Ford, Haynesville and the Permian areas in Texas and Louisiana (US) and the Fayetteville area in Arkansas (US). The Onshore US group of CGUs is part of the Petroleum and Potash reportable segment. The Onshore US group of CGUs was tested for impairment after testing each of the individual CGUs that it comprises.

Year ended 30 June 2013

The impairment tests for the Eagle Ford, Haynesville and Fayetteville CGUs indicated that no impairments were required. However, an impairment of US$266 million was recognised in relation to the Permian Basin. In the prior year the Permian Basin had been identified as one CGU. However, the current development plan identifies two distinct regions that would have to be developed independently: North Reeves/Pecos region (Delaware

Basin) and South Midland (Midland Basin) region. Management also noted that each region has a separate and distinctive basin; they are geographically distant; and they do not share common infrastructure. Accordingly, management determined that each region represents a separate CGU. The US$266 million impairment relates to the South Midland CGU and was recognised against property, plant and equipment, refer to note 3 Exceptional items for further discussion.

The impairment test of the Onshore US group of CGUs was therefore performed after the Permian assets were written down to their recoverable amount (which was based on FVLCS measured using discounted cash flow projections). The result indicated that the recoverable amount of the Onshore US group of CGUs exceeded its carrying amount including goodwill by US$4,104 million and no further impairment was required.

The table below shows the key assumptions used in the FVLCS as well as the amount by which each key assumption must change in isolation in order for the estimated recoverable amount to be equal to the carrying amount of the Onshore group of CGUs, including goodwill. Owing to the complexity of the analysis caused by relationships between each key assumption, such that a change in one would cause a change in several other inputs to the calculation, the analysis below was performed for each assumption individually.

	Assumptions used in FVLCS	Change required for the carrying amount to equal the recoverable amount
Production volumes	Management’s long-term plan	decrease of 7%
Crude oil prices (US$/boe)	82.50 – 91.54	decrease of 23%
Natural gas prices (US$/MMBtu)	4.14 – 5.66	decrease of 18%
Discount rate	5.9%	increase of 160 basis points

Year ended 30 June 2012

The impairment tests for the Eagle Ford, Haynesville and the Permian Basin CGUs indicated that no impairments were required. As indicated below, an impairment was recognised in relation to the Fayetteville CGU. The impairment test of the Onshore US group of CGUs was therefore performed after the Fayetteville assets were written down to their recoverable amount. The result indicated that the recoverable amount of the Onshore US group of CGUs exceeded its carrying amount and no further impairment was required.

With regard to the assessment of FVLCS for the Onshore US group of CGUs, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying amount of the group of CGUs to exceed its recoverable amount.

Fayetteville

The goodwill of US$552 million that arose from the acquisition of the Fayetteville gas business in March 2011 was allocated to the Fayetteville CGU. The Fayetteville CGU comprises the Fayetteville natural gas reserves and resource; gas production wells and associated facilities; and the gas gathering system located in Arkansas, US.

Year ended 30 June 2013

Goodwill allocated to Fayetteville was fully impaired in the year ended 30 June 2012. Accordingly, a goodwill impairment test was not required to be performed in the year ended 30 June 2013.

Year ended 30 June 2012

For the interim period ended 31 December 2011, impairment testing indicated that the Fayetteville CGU was not impaired. However, during the second half of the year ended 30 June 2012 there was a significant fall in US domestic gas prices, which prompted the Group to adjust its development plans. Consequently, a further impairment test was performed as at 30 June 2012 and resulted in a total impairment charge of US$2,835 million being recognised for the year ended 30 June 2012, including impairment of the Fayetteville goodwill of US$552 million and property, plant and equipment of US$2,283 million. The total impairment charge is included in ‘Expenses excluding net finance costs’ in the Consolidated Income Statement, refer to note 5 Expenses.

Other

Goodwill held by other CGUs is US$514 million (2012: US$514 million), representing less than one per cent of net assets at 30 June 2013 (2012: less than one per cent). The goodwill has been allocated across a number of CGUs in different reportable segments, with no CGU accounting for more than US$200 million of total goodwill.

15    Trade and other payables

	2013	2012
	US$M	US$M
Current
Trade creditors	7,605	8,727
Other creditors	3,276	3,297

Total current payables	10,881	12,024

Non-current
Other creditors	293	509

Total non-current payables	293	509

16    Interest bearing liabilities

	2013	2012
	US$M	US$M
Current
Unsecured bank loans (a)	188	537
Notes and debentures	3,532	1,645
Commercial paper	1,330	995
Secured bank loans (a)	89	122
Finance leases	64	82
Unsecured other	90	130
Unsecured bank overdrafts and short-term borrowings	10	20

Total current interest bearing liabilities	5,303	3,531

Non-current
Unsecured bank loans (a)	629	290
Notes and debentures (a)	27,343	22,740
Secured bank loans (a)	821	626
Redeemable preference shares (b)	15	15
Finance leases	108	155
Unsecured other (a)	381	429
Secured other (a)	565	544

Total non-current interest bearing liabilities	29,862	24,799

(a)

Includes US$836 million (2012: US$708 million) proportionate share of bank loans and other borrowings arranged by jointly controlled entities to fund the financing of joint venture partners. While the Group chose to finance the joint ventures directly and not to participate in the external borrowing programs arranged by the joint ventures, the Group recognises its share of those borrowings on proportionate consolidation of the assets and liabilities of each venture – refer to note 1 Accounting policies. A corresponding amount of interest bearing loans receivable is recognised in other receivables – refer to note 10 Trade and other receivables, reflecting the direct funding of the Group’s contribution to each joint venture.

(b)	Comprises 150 (2012: 150) Series A preferred shares issued by BHP Billiton Foreign Holdings Inc. at US$100,000 each fully paid, cumulative and non-participating. The shares are redeemable at par at the option of BHP Billiton Foreign Holdings Inc. after 3 August 2013 and at the option of the holder of the shares after 3 February 2016.

17    Other financial liabilities

	2013	2012
	US$M	US$M
Current
Cross currency and interest rate swaps, and swaptions	173	6
Forward exchange contracts	1	6
Commodity contracts	19	154
Other derivative contracts	24	34

Total current other financial liabilities	217	200

Non-current
Cross currency and interest rate swaps	553	256
Commodity contracts	8	24
Other derivative contracts	21	37

Total non-current other financial liabilities	582	317

18    Provisions

	2013	2012
	US$M	US$M
Current
Employee benefits (a)	1,601	1,592
Restructuring (b)	46	100
Closure and rehabilitation (c)	372	406
Post-retirement employee benefits (d)	6	28
Other	370	658

Total current provisions	2,395	2,784

Non-current
Employee benefits (a)	263	208
Restructuring (b)	1	12
Closure and rehabilitation (c)	7,235	7,645
Post-retirement employee benefits (d)	548	771
Other	190	278

Total non-current provisions	8,237	8,914

(a)	The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits.

(b)	Total restructuring provisions include provision for business terminations and office closures.

(c)	Total closure and rehabilitation provisions include provision for closed sites of US$1,075 million (2012: US$1,216 million).

(d)	The provision for post-retirement employee benefits includes pension liabilities of US$139 million (2012: US$349 million) and post-retirement medical benefit liabilities of US$415 million (2012: US$450 million) – refer to note 30 Pension and other post-retirement obligations. The non-current provision includes Non-executive Directors’ retirement benefits of US$1 million (2012: US$1 million).

	Employee benefits	Restructuring	Closure and rehabilitation	Post-retirement employee benefits	Other	Total
	US$M	US$M	US$M	US$M	US$M	US$M
At the beginning of the financial year	1,800	112	8,051	799	936	11,698
Amounts capitalised	–	–	(73)	–	–	(73)
Charge/(credit) for the year:
Underlying	1,808	90	148	54	280	2,380
Discounting	7	2	454	111	–	574
Expected return on pension scheme assets	–	–	–	(92)	–	(92)
Exchange variations	(124)	–	(63)	(24)	(7)	(218)
Released during the year	(68)	(15)	(203)	–	(190)	(476)
Actuarial loss taken to retained earnings	–	–	–	(61)	–	(61)
Exchange variations taken to reserve	–	–	(10)	1	–	(9)
Utilisation	(1,606)	(132)	(269)	(212)	(387)	(2,606)
Transferred to liabilities held for sale	(15)	–	(448)	(15)	(4)	(482)
Transfers and other movements	62	(10)	20	(7)	(68)	(3)

At the end of the financial year	1,864	47	7,607	554	560	10,632

19    Share capital

	BHP Billiton Limited			BHP Billiton Plc
	2013	2012	2011	2013	2012	2011
	US$M	US$M	US$M	US$M	US$M	US$M
Share capital
At the beginning of the financial year	1,186	1,183	1,227	1,069	1,070	1,116
Shares bought back and cancelled (a)	–	–	(44)	–	(1)	(46)
Proceeds from the issue of shares	–	3	–	–	–	–

At the end of the financial year	1,186	1,186	1,183	1,069	1,069	1,070

Treasury shares
At the beginning of the financial year	(8)	(1)	(1)	(525)	(622)	(524)
Purchase of shares by ESOP Trusts	(330)	(318)	(351)	(115)	(106)	(118)
Employee share awards exercised following vesting	330	311	351	108	120	103
Shares bought back (a)	–	–	–	–	–	(3,678)
Shares cancelled (a)	–	–	–	–	83	3,595

At the end of the financial year (b)	(8)	(8)	(1)	(532)	(525)	(622)

	BHP Billiton Limited			BHP Billiton Plc (c)
	2013 Shares (d)	2012 Shares (d)	2011 Shares (d)	2013 Shares (d)	2012 Shares (d)	2011 Shares (d)
Share capital issued
Ordinary shares fully paid	3,211,691,105	3,211,691,105	3,211,654,687	2,136,185,454	2,136,185,454	2,138,367,191
Comprising
– Shares held by the public	3,211,448,985	3,211,448,985	3,211,607,567	2,111,078,268	2,111,273,967	2,110,963,849
– Treasury shares	242,120	242,120	47,120	25,107,186	24,911,487	27,403,342
Ordinary shares paid to A$1.36	–	–	–
Special Voting Share of no par value (e)	1	1	1
5.5% Preference shares of £1 each (f)				50,000	50,000	50,000
Special Voting Share of US$0.50 par value (e)				1	1	1

	BHP Billiton Limited			BHP Billiton Plc
	2013 Shares	2012 Shares	2011 Shares	2013 Shares	2012 Shares	2011 Shares
Movement in shares held by the public
Opening number of shares	3,211,448,985	3,211,607,567	3,358,397,376	2,111,273,967	2,110,963,849	2,206,076,344
Shares issued on the exercise of Group Incentive Scheme awards	–	36,418	–	–	–	–
Partly paid shares becoming fully paid (g)	–	–	110,000	–	–	–
Purchase of shares by ESOP Trusts	(9,545,296)	(8,077,647)	(8,997,229)	(3,761,193)	(3,055,030)	(3,664,620)
Employee share awards exercised following vesting	9,545,296	7,882,647	8,997,229	3,565,494	3,365,148	3,487,873
Shares bought back (a)	–	–	(146,899,809)	–	–	(94,935,748)

Closing number of shares (h)	3,211,448,985	3,211,448,985	3,211,607,567	2,111,078,268	2,111,273,967	2,110,963,849

	BHP Billiton Limited			BHP Billiton Plc
	2013 Shares	2012 Shares	2011 Shares	2013 Shares	2012 Shares	2011 Shares
Movement in Treasury shares
Opening number of shares	242,120	47,120	47,120	24,911,487	27,403,342	25,044,858
Purchase of shares by ESOP Trusts	9,545,296	8,077,647	8,997,229	3,761,193	3,055,030	3,664,620
Employee share awards exercised following vesting	(9,545,296)	(7,882,647)	(8,997,229)	(3,565,494)	(3,365,148)	(3,487,873)
Shares bought back (a)	–	–	–	–	–	94,935,748
Shares cancelled (a)	–	–	–	–	(2,181,737)	(92,754,011)

Closing number of shares	242,120	242,120	47,120	25,107,186	24,911,487	27,403,342

	BHP Billiton Limited
	2013 Shares	2012 Shares	2011 Shares
Movement in shares partly paid to A$1.36
Opening number of shares	–	–	110,000
Partly paid shares becoming fully paid (g)	–	–	(110,000)

Closing number of shares	–	–	–

(a)	On 15 November 2010, BHP Billiton announced the reactivation of the remaining US$4.2 billion component of its previously suspended US$13 billion buy-back program and subsequently announced an expanded US$10 billion capital management program on 16 February 2011. This expanded program was completed on 29 June 2011 through a combination of on-market and off-market buy-backs. In accordance with the UK Companies Act 2006 and with the resolutions passed at the 2010 Annual General Meetings, BHP Billiton Limited purchased fully paid shares in BHP Billiton Plc on-market and then transferred those shares to BHP Billiton Plc for nil consideration and cancellation. BHP Billiton Plc shares bought back as part of this program but not cancelled at 30 June 2011 were accounted for as Treasury shares within the share capital of BHP Billiton Plc. An off-market tender buy-back of BHP Billiton Limited shares was completed on 11 April 2011. In accordance with the structure of the buy-back, US$44 million was allocated to the share capital of BHP Billiton Limited and US$6,301 million was allocated to retained earnings. These shares were then cancelled. Details of the purchases are shown in the table below. Cost per share represents the average cost per share for BHP Billiton Plc shares and final cost per share for BHP Billiton Limited shares.

Year ended	Shares purchased	Number	Cost per share		Total cost US$M	Purchased by:
						BHP Billiton Limited		BHP Billiton Plc
						Shares	US$M	Shares	US$M
30 June 2011	BHP Billiton Plc	94,935,748	£23.96	(i)	3,678	94,935,748	3,678	–	–
	BHP Billiton Limited	146,899,809	A$40.85		6,345	146,899,809	6,345	–	–

(i)	Cost per share represents the average cost per share paid on-market by BHP Billiton Limited for BHP Billiton Plc shares in 2011. Since the commencement of the buy-back in 2006 the average cost per share was £15.67.

(b)	Treasury shares include US$ nil and US$1 million held by subsidiaries in respect of ESOP Trusts for BHP Billiton Limited and BHP Billiton Plc respectively (2012: US$ nil and US$ nil; 2011: US$ nil and US$ nil).

(c)	An Equalisation Share (US$0.50 par value) has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc Group to the BHP Billiton Limited Group should this be required under the terms of the DLC merger. The Directors have the ability to issue the Equalisation Share if required under those terms. The Constitution of BHP Billiton Limited allows the Directors of that Company to issue a similar Equalisation Share. There has been no movement in this class of share.

(d)	The total number of BHP Billiton Limited shares of all classes is 3,211,691,106 of which 99.99 per cent are ordinary shares fully paid (2012: 3,211,691,106, 99.99 per cent; 2011: 3,211,654,688, 99.99 per cent). The total number of BHP Billiton Plc shares of all classes is 2,136,235,455 of which 99.99 per cent are ordinary shares of US$0.50 par value (2012: 2,136,235,455, 99.99 per cent; 2011: 2,138,417,192, 99.99 per cent). Any profit remaining after payment of preferred distributions is available for distribution to the holders of BHP Billiton Limited and BHP Billiton Plc ordinary shares in equal amounts per share.

(e)	Each of BHP Billiton Limited and BHP Billiton Plc issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Limited and BHP Billiton Plc on Joint Electorate Actions. There has been no movement in these shares.

(f)	Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Billiton Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. There has been no movement in these shares, all of which are held by JP Morgan plc.

(g)	During the financial year ended 30 June 2011, 110,000 partly paid shares were paid up and became fully paid shares. 70,000 of these partly paid shares were also entitled to 79,928 bonus shares, which were satisfied via on-market purchase.

(h)	During the period 1 July 2013 to 12 September 2013, no fully paid ordinary shares in BHP Billiton were issued on the exercise of Group Incentive Scheme awards.

20    Other equity

	2013	2012	2011
	US$M	US$M	US$M
Reserves
Share premium account (a)
At the beginning of the financial year	518	518	518

At the end of the financial year	518	518	518

Foreign currency translation reserve (b)
At the beginning of the financial year	53	34	15
Exchange fluctuations on translation of foreign operations taken to equity	2	19	19

Total other comprehensive income	2	19	19

At the end of the financial year	55	53	34

Employee share awards reserve (c)
At the beginning of the financial year	697	680	557
Net deferred tax arising on accrued employee entitlement for share awards	(42)	(56)	(13)

Total other comprehensive income	(42)	(56)	(13)
Employee share awards exercised net of employee contributions	(243)	(189)	(121)
Employee share awards forfeited	(17)	(8)	(9)
Accrued employee entitlement for unexercised awards	210	270	266

At the end of the financial year	605	697	680

Hedging reserve – cash flow hedges (d)
At the beginning of the financial year	(80)	–	–
Gains/(losses) on cash flow hedges taken to equity	223	(320)	–
Unrealised losses on cash flow hedges transferred to the income statement	73	205	–
Deferred tax relating to cash flow hedges	(89)	35	–

Total other comprehensive income	207	(80)	–

At the end of the financial year	127	(80)	–

Financial assets reserve (e)
At the beginning of the financial year	230	276	348
Net valuation losses on available for sale investments taken to equity	(103)	(32)	(71)
Net valuation gains on available for sale investments transferred to the income statement	(1)	(2)	(38)
Deferred tax relating to revaluations	14	(12)	37

Total other comprehensive income	(90)	(46)	(72)

At the end of the financial year	140	230	276

Share buy-back reserve (f)
At the beginning of the financial year	165	164	118
BHP Billiton Plc shares cancelled	–	1	46

At the end of the financial year	165	165	164

Non-controlling interest contribution reserve (g)
At the beginning of the financial year	329	329	350
Issue of share options to non-controlling interests	49	–	–
Distribution to option holders	–	–	(21)
Divestment of jointly controlled entities	(18)	–	–

At the end of the financial year	360	329	329

Total reserves	1,970	1,912	2,001

	2013	2012	2011
	US$M	US$M	US$M
Retained earnings
At the beginning of the financial year	62,236	53,131	44,801
Profit after taxation	10,876	15,417	23,648
Actuarial gains/(losses) on pension and medical schemes	60	(253)	(105)
Tax recognised within other comprehensive income	26	123	94

Total comprehensive income	10,962	15,287	23,637
BHP Billiton Plc shares cancelled – refer to note 19 Share capital	–	(83)	(3,595)
BHP Billiton Limited shares cancelled – refer to note 19 Share capital	–	–	(6,301)
Employee share awards exercised, net of employee contributions and forfeitures	(161)	(205)	(285)
Dividends	(6,076)	(5,894)	(5,126)
Divestment of jointly controlled entities	18	–	–

At the end of the financial year	66,979	62,236	53,131

	2013	2012	2011
	US$M	US$M	US$M
Non-controlling interests
At the beginning of the financial year	1,215	993	804
Profit after taxation	199	115	298
Net valuation gains on available for sale investments taken to equity	2	–	1
Net valuation gains on available for sale investments transferred to the income statement	–	–	(9)
Actuarial gains/(losses) on pension and medical schemes	1	3	(8)
Tax recognised within other comprehensive income	(1)	(1)	2

Total comprehensive income	201	117	284
Distribution to option holders	–	–	(17)
Dividends	(55)	(56)	(90)
Equity contributed	73	161	12
Divestment of jointly controlled entities	(63)	–	–

At the end of the financial year	1,371	1,215	993

(a)	The share premium account represents the premium paid on the issue of BHP Billiton Plc shares recognised in accordance with the UK Companies Act 2006.

(b)	The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Group into US dollars.

(c)	The employee share awards reserve represents the accrued employee entitlements to share awards that have been charged to the income statement and have not yet been exercised.

(d)	The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognised in the income statement when the hedged transaction impacts the income statement, or is recognised as an adjustment to the cost of non-financial hedged items.

(e)	The financial assets reserve represents the revaluation of available for sale financial assets. Where a revalued financial asset is sold or impaired, the relevant portion of the reserve is transferred to the income statement.

(f)	The share buy-back reserve represents the par value of BHP Billiton Plc shares which were purchased and subsequently cancelled. The cancellation of the shares creates a non-distributable reserve.

(g)	The non-controlling interest contribution reserve represents the excess of consideration received over the book value of net assets attributable to the equity instruments held by non-controlling interests.

21    Contingent liabilities

Contingent liabilities at balance date, not otherwise provided for in the financial statements, are categorised as arising from:

	2013	2012
	US$M	US$M
Jointly controlled entities
Bank guarantees (a)	1	1
Actual or potential litigation (b)	1,394	1,260
Other	20	8

Total jointly controlled entities	1,415	1,269

Subsidiaries and jointly controlled assets (including guarantees)
Bank guarantees (a)	8	30
Actual or potential litigation (b)	1,306	836
Other	36	3

Total subsidiaries and jointly controlled assets (including guarantees)	1,350	869

Total contingent liabilities	2,765	2,138

(a)	The Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.

(b)	Actual or potential litigation amounts relate to a number of actions against the Group, none of which are individually significant and where the liability is not probable and therefore the Group has not provided for such amounts in these financial statements. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present, and for which no amounts have been included in the table above.

In addition to the amounts reported above, following requests for information in August 2009 from the US Securities and Exchange Commission (SEC), the Group commenced an internal investigation and disclosed to relevant authorities including the US Department of Justice (DOJ) evidence that it has uncovered regarding possible violations of applicable anti-corruption laws involving interactions with government officials.

As has been publicly reported, the Australian Federal Police has indicated that it has commenced an investigation. The Group is fully cooperating with the relevant authorities as it has since the US investigations commenced.

As part of the US process, the SEC and DOJ notified the Group in August 2013 of the issues they consider could form the basis of enforcement actions and discussions are continuing.

The issues relate primarily to matters in connection with previously terminated exploration and development efforts, as well as hospitality provided as part of the Company’s sponsorship of the 2008 Beijing Olympics.

In light of the continuing nature of the investigations it is not appropriate at this stage for BHP Billiton to predict outcomes, and therefore no amount has been included in the contingent liabilities above.

22    Commitments

	2013	2012
	US$M	US$M
Capital expenditure commitments	5,147	10,364

Lease expenditure commitments
Finance leases
Due not later than one year	94	113
Due later than one year and not later than two years	56	64
Due later than two years and not later than three years	50	65
Due later than three years and not later than four years	47	49
Due later than four years and not later than five years	19	76
Due later than five years	36	32

Total commitments under finance leases	302	399
Future financing charges	(57)	(76)
Right to reimbursement from joint venture partner	(73)	(86)

Finance lease liability	172	237

Operating leases (a)
Due not later than one year	970	925
Due later than one year and not later than two years	775	700
Due later than two years and not later than three years	565	516
Due later than three years and not later than four years	409	347
Due later than four years and not later than five years	216	275
Due later than five years	1,563	1,126

Total commitments under operating leases	4,498	3,889

(a)	Operating leases are entered into as a means of acquiring property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options.

23    Notes to the consolidated cash flow statement

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents include highly liquid investments that are readily convertible to cash and with a maturity of less than 90 days, bank overdrafts and interest bearing liabilities at call.

	2013	2012	2011
	US$M	US$M	US$M
Cash and cash equivalents comprise:
Cash	2,906	1,521	1,361
Short-term deposits	3,154	3,260	8,723

Total cash and cash equivalents (a)	6,060	4,781	10,084
Bank overdrafts and short-term borrowings – refer to note 16 Interest bearing liabilities	(10)	(20)	(4)
Transferred to assets held for sale – refer to note 25 Assets and liabilities held for sale	–	120	–

Total cash and cash equivalents, net of overdrafts	6,050	4,881	10,080

(a)	Cash and cash equivalents include US$690 million (2012: US$327 million; 2011: US$317 million) which is restricted by legal or contractual arrangements.

Significant non-cash investing and financing transactions

Property, plant and equipment of US$17 million (2012: US$29 million; 2011: US$2 million) was acquired under finance leases.

Property, plant and equipment of US$49 million (2012: US$ nil; 2011: US$ nil) was acquired under vendor financing arrangements.

Divestment of subsidiaries and operations

The Group disposed of the following subsidiaries and operations during the year ended:

30 June 2013

•	Richards Bay Minerals

•	EKATI

30 June 2012

•	Gulf of Mexico assets – West Cameron, Starlifter and Mustang

30 June 2011

There were no divestments of subsidiaries or operations.

Details of the divestment of subsidiaries and operations are as follows:

	2013	2012	2011
	US$M	US$M	US$M
Assets
Cash and cash equivalents	51	–	–
Trade and other receivables	196	–	–
Inventories	345	–	–
Property, plant and equipment	1,049	1	–
Intangible assets	21	–	–
Deferred tax assets	77	–	–

Total assets	1,739	1	–

Liabilities
Trade and other payables	(147)	–	–
Interest bearing liabilities	(86)	–	–
Current tax payable	(17)	–	–
Provisions	(340)	(14)	–
Deferred tax liabilities	(206)	–	–

Total liabilities	(796)	(14)	–

Net assets/(liabilities) disposed (a)	943	(13)	–

Less non-controlling interest share of net assets disposed	(63)	–	–

BHP Billiton share of net assets/(liabilities) disposed	880	(13)	–

Gross cash consideration	2,253	6	–
Less cash and cash equivalents disposed	(51)	–	–

Net cash consideration received	2,202	6	–

Gains on sale of subsidiaries and operations	1,373	19	–

(a)	Net assets disposed in the year ended 30 June 2013 included the following assets and liabilities that were classified as held for sale at 30 June 2012: trade and other receivables of US$195 million, inventories of US$136 million, property, plant and equipment of US$381 million, intangible assets of US$21 million, trade and other payables of US$137 million, interest bearing liabilities of US$86 million, current tax payable of US$16 million, provisions of US$38 million and deferred tax liabilities of US$66 million.

Acquisition of subsidiaries and operations

In addition to the business combinations described in note 24 Business combinations, the Group acquired the following subsidiaries and operations during the year ended:

30 June 2013

There were no acquisitions of subsidiaries or operations.

30 June 2012

•	CEU Hawkville LLC

30 June 2011

There were no acquisitions of subsidiaries or operations.

Details of the acquisitions of subsidiaries and operations, excluding those acquired through business combinations – refer note 24 Business combinations, are as follows:

	2013	2012	2011
	US$M	US$M	US$M
Assets
Trade and other receivables	–	3	–
Other current assets	–	3	–
Property, plant and equipment	–	89	–

Assets acquired	–	95	–

Cash consideration paid	–	95	–

24    Business combinations

Major business combinations completed during the year ended 30 June 2013

There were no major business combinations.

Major business combinations completed during the year ended 30 June 2012

Petrohawk Energy Corporation

On 14 July 2011, the Group announced it had entered into a definitive agreement to acquire Petrohawk Energy Corporation Inc. (Petrohawk) by means of an all-cash tender offer for all of the issued and outstanding shares of Petrohawk. The acquisition date of Petrohawk was 20 August 2011.

Petrohawk is an oil and natural gas company based in the United States. It owns a number of shale gas assets in Texas and Louisiana and associated midstream pipeline systems. This acquisition provides the Group with operated positions in the resource areas of the Eagle Ford shale, Haynesville shale and the Permian Basin.

Petrohawk was purchased for total consideration of US$12,005 million consisting of US$11,690 million for existing shares and US$315 million for settlement of outstanding options, restricted stock and stock appreciation rights (collectively referred to as employee awards). The vesting of the employee awards was accelerated at the acquisition date pursuant to a change of control clause in the original employee award plans. As a result, all of the consideration for settlement of such awards was included in purchase consideration. The terms of the acquisition agreement did not include any contingent consideration. The consideration paid was in excess of the fair value of the identifiable assets and liabilities and therefore goodwill of US$3,591 million has been recognised in respect of the acquisition. The goodwill is attributable to the expected synergies to be realised through managing the portfolio of both the acquired assets and the Group’s existing assets, and to the measurement of deferred income taxes based on nominal amounts rather than fair value.

Acquisition related costs of US$46 million have been expensed and included in other operating expenses in the Consolidated Income Statement.

HWE Mining

On 30 September 2011, the Group finalised the purchase of the HWE mining services business (HWE Mining), comprising three entities and other property, plant and equipment, which provide contract mining services to the

Group’s Western Australia Iron Ore (WAIO) joint ventures, from Leighton Holdings Limited (Leighton Holdings). The acquisition was funded by the Group’s available cash and control was obtained through the purchase of all the issued share capital of the acquired entities.

The acquisition relates to the mining equipment and related assets that serviced the Area C, Yandi and Orebody 23/25 operations and is consistent with the Group’s previously stated intention to move the WAIO business from contract mining to owner-operator mining.

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

25    Assets and liabilities held for sale

The Group classified the following subsidiaries and operations as held for sale during the year ended:

30 June 2013

Pinto Valley

On 29 April 2013, the Group announced it had signed a definitive agreement to sell its Pinto Valley mining operation (Pinto Valley) and the associated San Manuel Arizona Railroad Company (SMARRCO) to Capstone Mining Corp. (Capstone) for an aggregate cash consideration of US$650 million. The transaction is subject to regulatory approval, and other customary conditions, and is expected to be completed in the second half of the 2013 calendar year.

Diamonds business

On 13 November 2012, the Group announced the sale of its diamonds business, comprising its interests in the EKATI Diamond Mine and Diamond Marketing operations to Dominion Diamond Corporation (formerly Harry Winston Diamond Corporation). The sale completed on 10 April 2013 for a total amount paid of US$553 million, comprising of a purchase price of US$500 million plus purchase price adjustments of US$53 million.

East and West Browse Joint Ventures

On 12 December 2012, the Group signed a definitive agreement to sell its 8.33 per cent interest in the East Browse Joint Venture and 20 per cent interest in the West Browse Joint Venture to PetroChina International Investment (Australia) Pty Ltd. The sale completed on 7 June 2013 for a total cash consideration of US$1.70 billion, comprising of a purchase price of US$1.63 billion and purchase price adjustments of US$0.07 billion.

30 June 2012

Richards Bay Minerals

On 1 February 2012, the Group announced it had exercised an option to sell its 37.76 per cent non-operated effective interest in Richards Bay Minerals, South Africa, and would exit the titanium business. On 7 September 2012, the Group announced it had completed the sale to Rio Tinto. Pursuant to the prescribed valuation process, the Group has sold its entire interest for cash proceeds of US$1.7 billion.

30 June 2011

There were no assets or liabilities classified as held for sale.

The remaining assets and liabilities classified as current assets and liabilities held for sale are presented in the table below:

	2013	2012	2011
	US$M	US$M	US$M
Assets
Cash and cash equivalents	–	120	–
Trade and other receivables	17	196	–
Inventories	43	128	–
Property, plant and equipment	223	369	–
Intangible assets	–	20	–
Deferred tax assets	3	–	–
Other	–	15	–

Total assets	286	848	–

Liabilities
Trade and other payables	41	153	–
Interest bearing liabilities	–	178	–
Current tax payable	2	1	–
Deferred tax liabilities	–	66	–
Provisions	177	35	–

Total liabilities	220	433	–

Net assets	66	415	–

Amounts presented for 30 June 2013 represent the assets and liabilities of the Pinto Valley mining operation and the associated San Manuel Arizona Railroad Company. Amounts presented for 30 June 2012 represent the assets and liabilities of the Richards Bay Minerals joint venture.

26    Subsidiaries

Significant subsidiaries of the Group, which are those with the most significant contribution to the Group’s net profit or net assets, are as follows:

			Effective interest
Name	Country of incorporation	Principal activity	2013%	2012%
BHP Billiton Aluminium Australia Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
BHP Billiton Aluminium (RAA) Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
BHP Billiton Aluminium (Worsley) Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
BHP Billiton Canada Inc.	Canada	Diamond mining and potash development	100	100
BHP Billiton Direct Reduced Iron Pty Ltd	Australia	Hot briquette iron plant (closed)	100	100
BHP Billiton Energy Coal Australia Pty Ltd	Australia	Holding company	100	100
BHP Billiton Energy Coal South Africa Proprietary Limited (a)	South Africa	Coal mining	100	100
BHP Billiton Finance BV	Netherlands	Finance	100	100
BHP Billiton Finance Ltd	Australia	Finance	100	100
BHP Billiton Finance (USA) Ltd (b)	Australia	Finance	100	100
BHP Billiton Foreign Holdings Inc.	US	Holding company	100	100
BHP Billiton Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Billiton International Services Limited	UK	Service company	100	100
BHP Billiton Iron Ore Pty Ltd	Australia	Service company	100	100
BHP Billiton IO Mining Pty Ltd	Australia	Holding company	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Inc.	US	Marketing and trading	100	100
BHP Billiton Metais SA	Brazil	Alumina refining and aluminium smelting	100	100
BHP Billiton Metcoal Holdings Pty Ltd	Australia	Holding company	100	100
BHP Billiton Minerals Pty Ltd	Australia	Iron ore, coal, silver, lead and zinc mining	100	100
BHP Billiton Mitsui Coal Pty Ltd	Australia	Coal mining	80	80
BHP Billiton New Mexico Coal Inc.	Australia	Coal mining	100	100
BHP Billiton Nickel West Pty Ltd	Australia	Nickel mining, smelting, refining and administrative services	100	100
BHP Billiton Olympic Dam Corporation Pty Ltd	Australia	Copper and uranium mining	100	100
BHP Billiton Petroleum (Americas) Inc.	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Arkansas) Inc.	US	Hydrocarbons production	100	100
BHP Billiton Petroleum (Australia) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Bass Strait) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Colombia) Corporation	Canada	Hydrocarbons production	100	100
BHP Billiton Petroleum (Deepwater) Inc.	US	Hydrocarbons exploration, development and production	100	100
BHP Billiton Petroleum (Eagle Ford Gathering) LLC	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Fayetteville) LLC	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (International Exploration) Pty Ltd	Australia	Hydrocarbons development and production	100	100
BHP Billiton Petroleum (KCS Resources) LLC	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (New Ventures) Corporation	Canada	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (North West Shelf) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Sabah) Corporation	Canada	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (South Africa) LLC	Saint Kitts and Nevis	Hydrocarbons exploration	100	100

			Effective interest
Name	Country of incorporation	Principal activity	2013%	2012%
BHP Billiton Petroleum (Tx Gathering) LLC	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Victoria) Pty Ltd	Australia	Hydrocarbons development	100	100
BHP Billiton Petroleum Great Britain Limited	UK	Hydrocarbons production	100	100
BHP Billiton Petroleum Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum Properties (N.A.) LP	US	Hydrocarbons exploration and production	100	100
BHP Billiton SA Holdings Limited	South Africa	Holding company	100	100
BHP Billiton SA Limited	South Africa	Holding and service company	100	100
BHP Billiton Shared Services Malaysia Sdn. Bhd.	Malaysia	Service company	100	100
BHP Billiton SSM Development Pty Ltd	Australia	Holding company	100	100
BHP Billiton (Trinidad – 2c) Limited	Canada	Hydrocarbons development	100	100
BHP Billiton World Exploration Inc.	Canada	Minerals exploration	100	100
BHP Canadian Diamonds Company	Canada	Diamond mining	100	100
BHP Chile Inc.	US	Service company	100	100
BHP Coal Holdings Pty Ltd	Australia	Holding company	100	100
BHP Coal Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Copper Inc.	US	Holding company and copper mining	100	100
BHP Escondida Inc.	US	Holding company	100	100
BHP Iron Ore (Jimblebar) Pty Ltd	Australia	Iron ore mining	100	100
BHP Navajo Coal Company	US	Coal mining	100	100
BHP Petroleum (Pakistan) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Queensland Coal Investments Pty Ltd	Australia	Holding company and coal mining	100	100
Billiton Aluminium SA (Pty) Limited	South Africa	Aluminium smelting	100	100
Broken Hill Proprietary (USA) Inc.	US	Service company	100	100
Cerro Matoso SA	Colombia	Nickel mining and ferro-nickel smelting	99.9	99.9
Compañia Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Dendrobium Coal Pty Ltd	Australia	Coal mining	100	100
Endeavour Coal Pty Ltd	Australia	Coal mining	100	100
Groote Eylandt Mining Company Pty Ltd	Australia	Manganese mining	60	60
Hillside Aluminium (Pty) Limited	South Africa	Aluminium smelting	100	100
Hotazel Manganese Mines (Proprietary) Limited (a)	South Africa	Manganese ore mining and processing	54.6	54.6
Hunter Valley Energy Coal Pty Ltd	Australia	Coal mining	100	100
Illawarra Coal Holdings Pty Ltd	Australia	Coal mining	100	100
Illawarra Services Pty Ltd	Australia	Coal mining	100	100
Minera Spence SA	Chile	Copper mining	100	100
Petrohawk Energy Corporation	US	Hydrocarbons exploration and production	100	100
PT Lahai Coal	Indonesia	Coal exploration	75	75
PT Juloi Coal	Indonesia	Coal exploration	75	75
Rio Algom Limited	Canada	Holding company	100	100
Samancor AG	Switzerland	Marketing	60	60
Samancor Manganese (Proprietary) Limited	South Africa	Manganese mining and manganese alloys	60	60
San Juan Coal Company	US	Coal mining	100	100
Tasmanian Electro Metallurgical Company Pty Ltd	Australia	Manganese alloys	60	60
UMAL Consolidated Pty Ltd	Australia	Holding company and coal mining	100	100
Winwell Resources LLC	US	Hydrocarbons exploration and production	100	100
WMC Finance (USA) Limited	Australia	Finance	100	100

(a)	The Group’s effective interest in BHP Billiton Energy Coal South Africa Proprietary Limited will reduce to 90 per cent and effective interest in Hotazel Manganese Mines (Proprietary) Limited will reduce to 44.4 per cent pursuant to Broad Based Black Economic Empowerment transactions in South Africa.

(b)	The BHP Billiton Finance (USA) Ltd is 100 per cent owned by BHP Billiton Limited. BHP Billiton Limited and BHP Billiton Plc have each fully and unconditionally guaranteed BHP Billiton Finance (USA) Ltd’s debt securities.

(c)	A complete list of the Group’s subsidiaries and jointly controlled entities will be attached to BHP Billiton Plc’s annual return made to the UK Registrar of Companies.

27    Interests in jointly controlled entities

The Group’s significant interests in jointly controlled entities, which are those with the most significant contribution to the Group’s net profit or net assets, are listed below. All entities included below are subject to joint control as a result of governing contractual arrangements.

				Ownership interest (b)
Major shareholdings in jointly controlled entities (a)	Country of incorporation	Principal activity	Reporting date (b)	2013%	2012%
Caesar Oil Pipeline Company LLC	US	Hydrocarbons transportation	31 May	25	25
Cleopatra Gas Gathering Company LLC	US	Hydrocarbons transportation	31 May	22	22
Compañía Minera Antamina SA	Peru	Copper and zinc mining	30 June	33.75	33.75
Minera Escondida Limitada (c)	Chile	Copper mining	30 June	57.5	57.5
Samarco Mineração SA	Brazil	Iron ore mining	31 Dec	50	50
Carbones del Cerrejón LLC	Anguilla	Coal mining in Colombia	31 Dec	33.33	33.33
Newcastle Coal Infrastructure Group Pty Limited	Australia	Coal export terminal	30 June	35.5	35.5
Phola Coal Processing Plant (Pty) Ltd	South Africa	Coal handling and processing plant	30 June	50	50
Mozal SARL	Mozambique	Aluminium smelting	30 June	47.1	47.1
Richards Bay Minerals (d)	South Africa	Mineral sands mining and processing	31 Dec	–	37.76

	Group share
	2013	2012
	US$M	US$M
Net assets of jointly controlled entities
Current assets	3,810	4,718
Non-current assets	11,841	10,259
Current liabilities	(2,194)	(3,188)
Non-current liabilities	(4,643)	(3,534)

Net assets	8,814	8,255

	Group share
	2013	2012	2011
	US$M	US$M	US$M
Share of jointly controlled entities’ profit
Revenue	9,873	10,150	11,600
Net operating costs	(5,756)	(5,742)	(5,443)

Operating profit	4,117	4,408	6,157
Net finance costs	(110)	(196)	(368)
Income tax expense	(1,199)	(949)	(1,462)

Profit after taxation	2,808	3,263	4,327

	Group share
	2013	2012
	US$M	US$M
Share of contingent liabilities and capital expenditure commitments relating to jointly controlled entities
Contingent liabilities (e)	1,415	1,269
Capital expenditure commitments (e)	1,157	2,098

(a)	A complete list of investments in subsidiaries and jointly controlled entities will be attached to BHP Billiton Plc’s annual return made to the UK Registrar of Companies.

(b)	The ownership interest at the Group’s and the jointly controlled entity’s reporting date are the same. When the annual financial reporting date is different to the Group’s, financial information is obtained as at 30 June in order to report on an annual basis consistent with the Group’s reporting date.

(c)	While the Group holds a 57.5 per cent interest in Minera Escondida Limitada, the entity is subject to effective joint control due to participant and management agreements which result in the operation of an Owners’ Council, whereby significant commercial and operational decisions are determined on aggregate voting interests of at least 75 per cent of the total ownership interest. Accordingly, the Group does not have the ability to unilaterally control, and therefore consolidate, the investment in accordance with IAS 27/AASB 127 ‘Consolidated and Separate Financial Statements’. Refer to note 1 Accounting policies for a description of the change in the basis of accounting for Minera Escondida Limitada from 1 July 2013 in accordance with IFRS 10/AASB 10 ‘Consolidated Financial Statements’.

(d)	Richards Bay Minerals comprises two legal entities, Richards Bay Mining (Proprietary) Limited and Richards Bay Titanium (Proprietary) Limited, in each of which the Group had a 50 per cent interest and which function as a single economic entity. After deducting non-controlling interests in subsidiaries of Richards Bay Minerals, the Group’s effective interest in the operations of Richards Bay Minerals was 37.76 per cent up to the date of its effective disposal on 3 September 2012.

(e)	Included in contingent liabilities and capital expenditure commitments for the Group – refer to notes 21 Contingent liabilities and 22 Commitments respectively.

28    Interests in jointly controlled assets

The principal jointly controlled assets in which the Group has an interest and which are proportionately consolidated in the financial statements are as follows:

			Effective interest
Name	Country of operation	Principal activity	2013%	2012%
Atlantis	US	Hydrocarbons exploration and production	44	44
Bass Strait	Australia	Hydrocarbons production	50	50
Greater Angostura	Trinidad and Tobago	Hydrocarbons production	45	45
Liverpool Bay	UK	Hydrocarbons production	46.1	46.1
Macedon	Australia	Hydrocarbons exploration and production	71.43	71.43
Mad Dog	US	Hydrocarbons exploration and production	23.9	23.9
Minerva	Australia	Hydrocarbons exploration and production	90	90
Neptune	US	Hydrocarbons exploration and production	35	35
North West Shelf	Australia	Hydrocarbons production	8.33 – 16.67	8.33 – 16.67
Ohanet (a)	Algeria	Hydrocarbons exploration and production	–	–
Onshore US	US	Hydrocarbons exploration and production	<0.1 – 100	<0.1 – 100
Pyrenees	Australia	Hydrocarbons exploration and production	40 – 71.43	40 – 71.43
ROD Integrated Development	Algeria	Hydrocarbons exploration and production	38 – 45	38 – 45
Shenzi	US	Hydrocarbons exploration and production	44	44
Stybarrow	Australia	Hydrocarbons exploration and production	50	50
Zamzama	Pakistan	Hydrocarbons exploration and production	38.5	38.5
Mt Goldsworthy	Australia	Iron ore mining	85	85
Mt Newman	Australia	Iron ore mining	85	85
Yandi	Australia	Iron ore mining	85	85
Central Queensland Coal Associates	Australia	Coal mining	50	50
Gregory	Australia	Coal mining	50	50
Alumar	Brazil	Alumina refining	36	36
		Aluminium smelting	40	40
Worsley	Australia	Bauxite mining and alumina refining	86	86
EKATI (b)	Canada	Diamond mining	–	80

	2013	2012
	US$M	US$M
Share of contingent liabilities and capital expenditure commitments relating to jointly controlled assets
Contingent liabilities (c)	478	283
Capital expenditure commitments (c)	3,502	5,961

(a)	The Group divested its effective 45 per cent interest in Ohanet wet gas development in October 2011.

(b)	The Group divested its 80 per cent interest in EKATI effective 10 April 2013.

(c)	Included in contingent liabilities and capital expenditure commitments for the Group – refer to notes 21 Contingent liabilities and 22 Commitments respectively.

29    Financial risk management

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

A Cash Flow at Risk (CFaR) framework is used to measure the aggregate and diversified impact of financial risks upon the Group’s financial targets. The principal measurement of risk is CFaR measured on a portfolio basis, which is defined as the worst expected loss relative to projected business plan cash flows over a one-year horizon under normal market conditions at a confidence level of 95 per cent.

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
Where debt is issued in a currency other than the US dollar and/or at a fixed interest rate, fair value and cash flow hedges may be executed to align the debt exposure with the Group’s functional currency of US dollars and/or to swap to a floating interest rate. As part of this strategy swaptions may also be used.

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

The majority of the Group’s debt is raised under central borrowing programs. The Group has entered into interest rate swaps and cross currency interest rate swaps to convert most of the centrally managed debt into US dollar floating interest rate exposures. As at 30 June 2013, the Group holds US$5,377 million (2012: US$4,317 million) of centrally managed fixed interest rate borrowings as well as US$4,412 million (2012: US$4,039 million) of other fixed interest rate borrowings that have not been swapped to floating interest rates, arising from debt raised during the financial years ended 30 June 2013 and 30 June 2012, debt assumed as part of the acquisition of Petrohawk Energy Corporation and debt raised prior to the DLC merger. The Group’s earnings are sensitive to changes in interest rates on the floating interest rate component of the Group’s net borrowings.

The fair value of interest rate swaps and cross currency interest rate swaps in hedge relationships used to hedge both interest rate and foreign currency risks are as follows:

	Fair value
	2013	2012
	US$M	US$M
Interest rate swaps
US dollar swaps
Pay floating/receive fixed
Not later than one year	36	51
Later than one year but not later than two years	14	66
Later than two years but not later than five years	307	428
Later than five years	(56)	297
US dollar swaps
Pay fixed/receive floating
Later than five years	362	(31)

Cross currency interest rate swaps
UK pound sterling to US dollar swaps
Pay floating/receive fixed
Later than five years	(136)	–
UK pound sterling to US dollar swaps
Pay fixed/receive fixed
Later than five years	(22)	–
Australian dollar to US dollar swaps
Pay floating /receive fixed
Later than two years but not later than five years	(117)	–
Canadian dollar to US dollar swaps
Pay fixed/receive fixed
Later than five years	(31)	–
Euro to US dollar swaps
Pay floating/receive fixed
Not later than one year	27	–
Later than two years but not later than five years	–	17
Later than five years	33	(108)
Euro to US dollar swaps
Pay fixed/receive fixed
Later than two years but not later than five years	(45)	(117)
Later than five years	16	–

Swaptions
Pay floating/receive fixed
Not later than one year	(173)	(6)

Total fair value of derivatives	215	597

Based on the net debt position as at 30 June 2013, taking into account interest rate swaps, cross currency interest rate swaps and swaptions, it is estimated that a one percentage point increase in the US LIBOR interest rate will decrease the Group’s equity and profit after taxation by US$136 million (2012: decrease of US$103 million). This assumes that the change in interest rates is effective from the beginning of the financial year and the fixed/

floating mix and balances are constant over the year. However, interest rates and the net debt profile of the Group may not remain constant over the coming financial year and therefore such sensitivity analysis should be used with care.

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

Translational exposure in respect of non-functional currency monetary items

Monetary items, including financial assets and liabilities, denominated in currencies other than the functional currency of an operation are periodically restated to US dollar equivalents, and the associated gain or loss is taken to the income statement. The exception is foreign exchange gains or losses on foreign currency denominated provisions for closure and rehabilitation at operating sites, which are capitalised in property, plant and equipment.

The following table shows the foreign currency risk arising from financial assets and liabilities, which are denominated in currencies other than the US dollar.

Net financial (liabilities)/assets – by currency of denomination	2013	2012
	US$M	US$M
Australian dollars	(4,144)	(5,347)
South African rand	251	366
UK pound sterling	58	(11)
Other	94	(113)

Total	(3,741)	(5,105)

The principal non-functional currencies to which the Group is exposed are the Australian dollar, South African rand and UK pound sterling. Based on the Group’s net financial assets and liabilities as at 30 June 2013, a weakening of the US dollar against these currencies as illustrated in the table below, with all other variables held constant, would (decrease)/increase profit after taxation and equity as follows:

	2013 US$M		2012 US$M
Currency movement	Profit after taxation	Equity	Profit after taxation	Equity
1 cent movement in Australian dollar	(31)	(31)	(38)	(37)
0.2 rand movement in South African rand	(2)	4	(2)	6
1 pence movement in UK pound sterling	1	–	–	–

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

The net fair value of forward exchange contracts outstanding to manage short-term foreign currency cash flows relating to operating activities is an asset of US$1 million and a liability of US$1 million (2012: an asset of US$14 million and a liability of US$6 million).

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

Financial instruments with commodity price risk included in the following tables are those entered into for the following activities:

•	economic hedging of prices realised on commodity contracts as described above;

•	purchases and sales of physical contracts that can be cash-settled;

•	derivatives embedded within other supply contracts.

All such instruments are carried in the balance sheet at fair value.

Forward commodity and other derivative contracts

	2013		2012
	Fair value of asset	Fair value of liability	Fair value of asset	Fair value of liability
	US$M	US$M	US$M	US$M
Aluminium	71	6	160	62
Copper	12	9	57	38
Zinc	–	6	3	5
Lead	–	–	12	9
Silver	–	1	24	24
Nickel	17	6	32	21
Iron ore	–	9	–	2
Energy coal	–	12	4	39
Petroleum	–	17	–	27
Gas	142	–	228	22
Freight	–	6	22	–

Total	242	72	542	249

Comprising:
Current	58	43	217	188
Non-current	184	29	325	61

The Group’s exposure at 30 June 2013 to the impact of movements in commodity prices upon the financial instruments, other than those designated as embedded derivatives, is set out in the following table.

		2013		2012
	Units of exposure	Net exposure receive/ (deliver)	Impact on equity and profit after taxation of 10% increase in market price	Net exposure receive/ (deliver)	Impact on equity and profit after taxation of 10% increase in market price
			US$M		US$M
Aluminium	Tonnes (’000s)	2	–	(73)	15
Copper	Tonnes (’000s)	(12)	8	20	(16)
Zinc	Tonnes (’000s)	–	–	–	–
Lead	Tonnes (’000s)	(2)	–	(8)	2
Silver	Ounces (millions)	–	–	–	3
Nickel	Tonnes (’000s)	(1)	1	2	(4)
Iron ore	Tonnes (’000s)	(44)	1	508	(7)
Energy coal	Tonnes (’000s)	255	(2)	2,045	(19)
Petroleum	Barrels (’000s)	–	–	(1)	–
Freight	Time charter days	(4,863)	7	(5,388)	8

Provisionally priced commodity sales contracts

Not included in the above tables are provisionally priced sales volumes for which price finalisation, referenced to the relevant index, is outstanding at balance date. Provisional pricing mechanisms embedded within these sales arrangements have the character of a commodity derivative and are carried at fair value as part of trade receivables. The Group’s exposure at 30 June 2013 to the impact of movements in commodity prices upon provisionally invoiced sales volumes is set out in the following table.

		2013		2012
	Units of exposure	Net exposure (deliver)/ receive	Impact on equity and profit after taxation of 10% increase in market price	Net exposure (deliver)/ receive	Impact on equity and profit after taxation of 10% increase in market price
			US$M		US$M
Copper	Tonnes (’000s)	(284)	135	(279)	150

The sensitivities in the above tables have been determined as the absolute impact on fair value of a 10 per cent increase in commodity prices at each reporting date, while holding all other variables, including foreign currency and exchange rates, constant.

The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange rates can impact commodity prices. The sensitivities should therefore be used with care.

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

The Group’s long-term credit rating from Moody’s Investor Services is currently A1 (the short-term rating is P-1), and from Standard & Poor’s is A+ (the short-term credit rating is A-1). The ratings outlook from both agencies has not changed during FY2013 or since 30 June 2013.

The Group’s strong credit profile, diversified funding sources and committed credit facilities ensure that sufficient liquid funds are maintained to meet its daily cash requirements. The Group’s policy on counterparty credit exposure ensures that only counterparties of a high credit standing are used for the investment of any excess cash.

There were no defaults on loans payable during the period.

Standby arrangements and unused credit facilities

Details of major standby and support arrangements are as follows:

	Facility available 2013	Used 2013	Unused 2013	Facility available 2012	Used 2012	Unused 2012
	US$M	US$M	US$M	US$M	US$M	US$M
Commercial paper program (a)	6,000	(1,330)	4,670	4,000	(995)	3,005
Other facilities (b)	59	–	59	60	–	60

Total financing facilities	6,059	(1,330)	4,729	4,060	(995)	3,065

(a)	The Group has a US$6.0 billion commercial paper program backed by US$6.0 billion of revolving credit facilities. The multi-currency revolving credit facilities consist of US$5.0 billion expiring in December 2015 and US$1.0 billion expiring in December 2013 with the ability to extend to December 2014. These facilities are used for general corporate purposes and as backup for the commercial paper programs. The interest rates under these facilities are based on an interbank rate plus a margin. The applicable margin is typical for a credit facility extended to a company with the Group’s credit rating. The Group had US$1.3 billion outstanding in the US commercial paper market at the end of the financial year (2012: US$995 million).

(b)	Other bank facilities are arranged with a number of banks with the general terms and conditions agreed on a periodic basis.

Maturity profile of financial liabilities

The maturity profile of the Group’s financial liabilities based on the contractual amounts, taking into account the derivatives related to debt, is as follows:

2013	Bank loans, debentures and other loans (a)	Expected future interest payments	Derivatives related to net debt	Other derivatives	Obligations under finance leases	Other financial liabilities (a)	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Due for payment:
In one year or less or on demand	5,196	845	13	46	71	10,622	16,793
In more than one year but not more than two years	2,858	1,005	(138)	3	46	61	3,835
In more than two years but not more than three years	3,671	914	9	4	28	27	4,653
In more than three years but not more than four years	3,430	770	73	2	24	11	4,310
In more than four years but not more than five years	1,031	683	266	15	9	11	2,015
In more than five years	18,653	4,913	1,233	3	25	205	25,032

	34,839	9,130	1,456	73	203	10,937	56,638

Carrying amount	34,978	–	726	73	172	10,937	46,886

2012	Bank loans, debentures and other loans (a)	Expected future interest payments	Derivatives related to net debt	Other derivatives	Obligations under finance leases	Other financial liabilities (a)	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Due for payment:
In one year or less or on demand	3,587	977	52	168	80	11,855	16,719
In more than one year but not more than two years	3,964	894	30	22	58	170	5,138
In more than two years but not more than three years	2,132	725	30	5	43	37	2,972
In more than three years but not more than four years	3,949	632	137	8	41	3	4,770
In more than four years but not more than five years	2,836	496	21	8	39	32	3,432
In more than five years	11,082	2,409	98	44	21	332	13,986

	27,550	6,133	368	255	282	12,429	47,017

Carrying amount	28,256	–	262	255	237	12,429	41,439

(a)	Includes secured debt of US$ nil (2012: US$178 million) and trade and other payables of US$41 million (2012: US$153 million) included in liabilities held for sale – refer to note 25 Assets and liabilities held for sale.

The amounts presented in the tables above comprise the contractual undiscounted cash flows, and therefore will not always agree with the amounts presented in the balance sheet. The Group holds derivatives related to net debt, commodities and currencies that are classified as other financial assets when they are expected to generate cash inflows – refer to note 11 Other financial assets.

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

Approximately half of sales to the Group customers occur via secured payment mechanisms.

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

Geographic

The Group trades in all major geographic regions. Countries in which the Group has a significant credit risk exposure include South Africa, Australia, the United States, Japan and China. Where appropriate, secured payment mechanisms and other risk mitigation instruments are used to protect revenues from credit risk losses.

Industry

In line with our asset portfolio, the Group sells into a diverse range of industries and customer sectors. This diversity means that the Group is not materially exposed to any individual industry or customer.

The following table shows the Group’s receivables at the reporting date that are exposed to credit risk and the ageing and impairment profile thereon.

2013	Gross amount	Receivables past due and impaired	Receivables neither past due nor impaired	Receivables past due but not impaired
				Less than 30 days	31 to 60 days	61 to 90 days	Over 90 days
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Trade receivables	4,674	116	4,497	37	1	–	23
Other receivables	3,759	10	3,323	103	34	49	240

Total	8,433	126	7,820	140	35	49	263

2012	Gross amount	Receivables past due and impaired	Receivables neither past due nor impaired	Receivables past due but not impaired
				Less than 30 days	31 to 60 days	61 to 90 days	Over 90 days
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Trade receivables	4,844	121	4,603	76	3	–	41
Other receivables	4,501	45	3,713	342	85	56	260

Total	9,345	166	8,316	418	88	56	301

Receivables are deemed to be past due or impaired with reference to the Group’s normal terms and conditions of business. These terms and conditions are determined on a case-by-case basis with reference to the customer’s credit quality and prevailing market conditions. Receivables that are classified as ‘past due’ in the above tables are those that have not been settled within the terms and conditions that have been agreed with that customer. For an analysis of movements in impaired trade receivables, refer to note 10 Trade and other receivables.

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

No other financial assets were past due or impaired at 30 June 2013 (30 June 2012: nil).

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

The financial assets and liabilities are presented by class in the tables below at their carrying values, which generally approximate to the fair values. In the case of US$5,377 million (2012: US$4,317 million) of centrally managed fixed rate debt and other fixed interest borrowings of US$4,412 million (2012: US$4,039 million) not swapped to floating rate, the fair values at 30 June 2013 were US$5,164 million (2012: US$4,552 million) and US$4,280 million (2012: US$4,034 million) respectively.

Financial assets and liabilities

2013	Notes	Loans and receivables	Available for sale securities	Held at fair value through profit or loss	Cash flow hedges	Other financial assets and liabilities at amortised cost	Total
		US$M	US$M	US$M	US$M	US$M	US$M
Financial assets
Cash and cash equivalents (a)	23	6,060	–	–	–	–	6,060
Trade and other receivables (b) (c)	10	5,754	–	957	–	–	6,711
Cross currency and interest rate swaps	11	–	–	858	83	–	941
Forward exchange contracts	11	–	–	1	–	–	1
Commodity contracts	11	–	–	47	–	–	47
Other derivative contracts	11	–	–	195	–	–	195
Interest bearing loans receivable	10	1,104	–	–	–	–	1,104
Shares	11	–	534	–	–	–	534
Other investments	11	–	139	–	–	–	139

Total financial assets		12,918	673	2,058	83	–	15,732

Non-financial assets							122,377

Total assets							138,109

Financial liabilities
Trade and other payables (d) (e)	15	–	–	–	–	10,922	10,922
Cross currency and interest rate swaps, and swaptions	17	–	–	555	171	–	726
Forward exchange contracts	17	–	–	1	–	–	1
Commodity contracts	17	–	–	27	–	–	27
Other derivative contracts	17	–	–	45	–	–	45
Unsecured bank overdrafts and short-term borrowings	16	–	–	–	–	10	10
Unsecured bank loans	16	–	–	–	–	817	817
Commercial paper	16	–	–	–	–	1,330	1,330
Notes and debentures (f)	16	–	–	–	–	30,875	30,875
Secured bank and other loans (g)	16	–	–	–	–	1,475	1,475
Redeemable preference shares	16	–	–	–	–	15	15
Finance leases	16	–	–	–	–	172	172
Unsecured other	16	–	–	–	–	471	471

Total financial liabilities		–	–	628	171	46,087	46,886

Non-financial liabilities							19,188

Total liabilities							66,074

2012	Notes	Loans and receivables	Available for sale securities	Held at fair value through profit or loss	Cash flow hedges	Other financial assets and liabilities at amortised cost	Total
		US$M	US$M	US$M	US$M	US$M	US$M
Financial assets
Cash and cash equivalents (a)	23	4,901	–	–	–	–	4,901
Trade and other receivables (b) (c)	10	6,503	–	1,228	–	–	7,731
Cross currency and interest rate swaps	11	–	–	859	–	–	859
Forward exchange contracts	11	–	–	14	–	–	14
Commodity contracts	11	–	–	251	–	–	251
Other derivative contracts	11	–	–	291	–	–	291
Interest bearing loans receivable	10	1,014	–	–	–	–	1,014
Shares	11	–	602	–	–	–	602
Other investments	11	–	146	–	–	–	146

Total financial assets		12,418	748	2,643	–	–	15,809

Non-financial assets							113,464

Total assets							129,273

Financial liabilities
Trade and other payables (d) (e)	15	–	–	–	–	12,414	12,414
Cross currency and interest rate swaps, and swaptions	17	–	–	107	155	–	262
Forward exchange contracts	17	–	–	6	–	–	6
Commodity contracts	17	–	–	178	–	–	178
Other derivative contracts	17	–	–	71	–	–	71
Unsecured bank overdrafts and short-term borrowings	16	–	–	–	–	20	20
Unsecured bank loans	16	–	–	–	–	827	827
Commercial paper	16	–	–	–	–	995	995
Notes and debentures (f)	16	–	–	–	–	24,385	24,385
Secured bank and other loans (g)	16	–	–	–	–	1,470	1,470
Redeemable preference shares	16	–	–	–	–	15	15
Finance leases	16	–	–	–	–	237	237
Unsecured other	16	–	–	–	–	559	559

Total financial liabilities		–	–	362	155	40,922	41,439

Non-financial liabilities							20,749

Total liabilities							62,188

(a)	Includes cash and cash equivalents of US$ nil (2012: US$120 million) included in assets held for sale – refer to note 25 Assets and liabilities held for sale.

(b)	Excludes input taxes of US$509 million (2012: US$630 million) included in other receivables – refer to note 10 Trade and other receivables.

(c)	Includes trade and other receivables of US$17 million (2012: US$196 million) included in assets held for sale – refer to note 25 Assets and liabilities held for sale.

(d)	Excludes input taxes of US$293 million (2012: US$272 million) included in other payables – refer to note 15 Trade and other payables.

(e)	Includes trade and other payables of US$41 million (2012: US$153 million) included in liabilities held for sale – refer to note 25 Assets and liabilities held for sale.

(f)	Includes US$5,992 million (2012: US$4,317 million) of fixed rate debt not swapped to floating rate, US$3,491 million (2012: US$3,569 million) of fixed rate debt assumed as part of the acquisition of Petrohawk Energy Corporation and US$21,392 million (2012: US$16,499 million) of other debt swapped to floating rate under fair value hedges that is consistently fair valued for interest rate risk.

(g)	Includes secured debt of US$ nil (2012: US$178 million) included in liabilities held for sale – refer to note 25 Assets and liabilities held for sale.

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

2013	Level 1 (a)	Level 2 (b)	Level 3 (c)	Total
	US$M	US$M	US$M	US$M
Financial assets and liabilities
Trade and other receivables	–	957	–	957
Cross currency and interest rate swaps, and swaptions	–	215	–	215
Forward exchange contracts	–	–	–	–
Commodity contracts	–	20	–	20
Other derivative contracts	–	(13)	163	150
Investments – available for sale	5	141	527	673

Total	5	1,320	690	2,015

2012	Level 1 (a)	Level 2 (b)	Level 3 (c)	Total
	US$M	US$M	US$M	US$M
Financial assets and liabilities
Trade and other receivables	–	1,228	–	1,228
Cross currency and interest rate swaps, and swaptions	–	603	–	603
Forward exchange contracts	–	8	–	8
Commodity contracts	–	73	–	73
Other derivative contracts	–	(16)	230	214
Investments – available for sale	7	151	590	748

Total	7	2,047	820	2,874

(a)	Valuation is based on unadjusted quoted prices in active markets for identical financial assets and liabilities.

(b)	Valuation is based on inputs (other than quoted prices included in Level 1) that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).

(c)	Valuation is based on inputs that are not based on observable market data.

Level 3 financial assets and liabilities

The following table shows the movements in the Group’s level 3 financial assets and liabilities.

	2013	2012
	US$M	US$M
At the beginning of the financial year	820	602
Additions	36	36
Disposals	(8)	–
Realised (losses)/gains recognised in the income statement (a)	(13)	33
Unrealised (losses)/gains recognised in the income statement (a)	(54)	155
Unrealised (losses)/gains recognised in other comprehensive income (b)	(91)	(6)

At the end of the financial year	690	820

(a)	Realised and unrealised gains and losses recognised in the income statement are recorded in expenses – refer to note 5 Expenses.

(b)	Unrealised gains and losses recognised in other comprehensive income are recorded in the financial assets reserve – refer to note 20 Other equity.

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

		Profit after taxation		Equity
2013	Carrying value	10% increase in input	10% decrease in input	10% increase in input	10% decrease in input
	US$M	US$M	US$M	US$M	US$M
Financial assets and liabilities
Other derivative contracts	163	42	(41)	42	(41)
Investments – available for sale	527	–	–	71	(67)

Total	690	42	(41)	113	(108)

		Profit after taxation		Equity
2012	Carrying value	10% increase in input	10% decrease in input	10% increase in input	10% decrease in input
	US$M	US$M	US$M	US$M	US$M
Financial assets and liabilities
Other derivative contracts	230	15	(11)	15	(11)
Investments – available for sale	590	–	–	43	(49)

Total	820	15	(11)	58	(60)

Capital management

The Group’s strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market and the Group continually reviews its portfolio to identify assets which do not fit this strategy. The Group will invest capital in assets where they fit our strategy. The Group’s priorities for cash flow are:

•	reinvestment in projects that carry attractive rates of return regardless of the economic climate;

•	commitment to a solid ‘A’ credit rating; and

•	returning excess capital to shareholders firstly with its progressive dividends policy and thereafter via capital management initiatives (for example share buy-backs).

Further information relevant to the actions and outcomes of the Group’s capital management strategy is contained in section 9.1.4 Consolidated Cash Flow Statement, note 9 Dividends, note 19 Share capital and note 20 Other equity.

The Group monitors capital using a gearing ratio, being the ratio of net debt to net debt plus net assets. Our policy is for net gearing to be a maximum of 40 per cent.

	2013	2012
	US$M	US$M
Cash and cash equivalents	(6,060)	(4,901)
Current debt	5,303	3,546
Non-current debt	29,862	24,962

Net debt (a)	29,105	23,607

Net assets	72,035	67,085

Gearing	28.8%	26.0%

(a)	Includes cash and cash equivalents of US$ nil (2012: US$120 million) and secured debt of US$ nil (2012: US$178 million) included in assets and liabilities held for sale – refer to note 25 Assets and liabilities held for sale.

30    Pension and other post-retirement obligations

Defined contribution pension schemes and multi-employer pension schemes

The Group contributed US$456 million (2012: US$388 million; 2011: US$336 million) to defined contribution plans and multi-employer defined contribution plans. These contributions are expensed as incurred.

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

Defined benefit post-retirement medical schemes

The Group operates a number of post-retirement medical schemes in the US, Canada, Europe and South Africa. Full actuarial valuations are prepared by local actuaries for all schemes. All of the post-retirement medical schemes in the Group are unfunded.

The following tables set out details of the Group’s defined benefit pension and post-retirement medical schemes.

Balance sheet disclosures

The amounts recognised in the consolidated balance sheet are as follows:

	Defined benefit pension schemes		Post-retirement medical schemes
	2013	2012	2013	2012
	US$M	US$M	US$M	US$M
Present value of funded defined benefit obligation	1,839	2,103	–	–
Present value of unfunded defined benefit obligation	112	112	410	446
Fair value of defined benefit scheme assets	(1,891)	(1,935)	–	–

Scheme deficit	60	280	410	446

Unrecognised surplus	70	52	–	–
Unrecognised past service credits	–	–	5	4
Adjustment for employer contributions tax	9	17	–	–

Net liability recognised in the consolidated balance sheet	139	349	415	450

The Group has no legal obligation to settle these liabilities with any immediate contributions or additional one-off contributions. The Group intends to continue to contribute to each defined benefit pension and post-retirement medical scheme in accordance with the latest recommendations of each scheme actuary.

Income statement disclosures

The amounts recognised in the consolidated income statement are as follows:

	Defined benefit pension schemes			Post-retirement medical schemes
	2013	2012	2011	2013	2012	2011
	US$M	US$M	US$M	US$M	US$M	US$M
Current service cost	62	57	62	12	8	5
Interest cost	87	104	105	24	25	23
Expected return on pension scheme assets	(92)	(103)	(104)	–	–	–
Past service costs	2	–	1	(7)	7	3
Curtailment gains	(15)	(4)	(1)	–	–	–

Total expense	44	54	63	29	40	31

– Recognised in employee benefits expense	49	53	62	5	15	8
– Recognised in net finance costs	(5)	1	1	24	25	23
– Recognised in other income	–	–	–	–	–	–

Statement of Comprehensive Income (SOCI) disclosures

The amounts recognised in the consolidated statement of comprehensive income are as follows:

	Defined benefit pension schemes			Post-retirement medical schemes
	2013	2012	2011	2013	2012	2011
	US$M	US$M	US$M	US$M	US$M	US$M
Actuarial (gains)/losses	(65)	221	51	(14)	47	68
Limit on net assets and other adjustments	18	(18)	(6)	–	–	–

Total amount recognised in the SOCI	(47)	203	45	(14)	47	68

Total cumulative amount recognised in the SOCI (a)	469	516	313	153	167	120

(a)	Cumulative amounts are calculated from the transition to IFRS on 1 July 2004.

The actual return on assets for the defined benefit pension schemes is as follows:

	Defined benefit pension schemes
	2013	2012	2011
	US$M	US$M	US$M
Actual return on assets	130	182	136

The changes in the present value of defined benefit obligations are as follows:

	Defined benefit pension schemes		Post-retirement medical schemes
	2013	2012	2013	2012
	US$M	US$M	US$M	US$M
Defined benefit obligation at the beginning of the financial year	2,215	2,043	446	437
Current service cost	62	57	12	8
Interest cost	87	104	24	25
Contributions by scheme participants	2	3	–	–
Actuarial (gains)/losses on benefit obligation	(27)	300	(14)	47
Benefits paid to participants	(239)	(154)	(22)	(22)
Past service costs	2	–	(7)	7
Curtailment gains	(15)	(4)	–	–
Exchange variations	(67)	(129)	(28)	(43)
Transferred to liabilities held for sale	(69)	–	(1)	(13)
Other adjustments	–	(5)	–	–

Defined benefit obligation at the end of the financial year	1,951	2,215	410	446

The changes in the fair value of scheme assets for defined benefit pension schemes are as follows:

	Defined benefit pension schemes
	2013	2012
	US$M	US$M
Fair value of scheme assets at the beginning of the financial year	1,935	1,866
Expected return on scheme assets	92	103
Actuarial gains on scheme assets	38	79
Employer contributions	190	171
Contributions by scheme participants	2	3
Benefits paid	(239)	(154)
Exchange variations	(72)	(121)
Transferred to liabilities held for sale	(55)	–
Other adjustments	–	(12)

Fair value of scheme assets at the end of the financial year	1,891	1,935

The fair values of defined benefit pension scheme assets segregated by major asset class are as follows:

	Fair Value
	2013	2012
	US$M	US$M
Asset class
Bonds	1,154	1,314
Equities	231	337
Property	17	20
Cash and net current assets	259	56
Insured annuities	201	188
Other	29	20

Total	1,891	1,935

Scheme assets classified as ‘Other’ as at 30 June 2013 primarily comprise investments in private equity in Australia, commodities in Europe and various asset-backed securities and derivatives in the US. The increase in cash and net current assets reflects the sale of the Dutch pension fund assets, in preparation for the possible transfer of the Dutch fund assets and obligations to an insurance company during FY2014.

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

Actuarial assumptions

The principal actuarial assumptions at the reporting date (expressed as weighted averages) for defined benefit pension schemes are as follows:

	Australia		Americas		Europe		South Africa
	2013	2012	2013	2012	2013	2012	2013	2012
	%	%	%	%	%	%	%	%
Discount rate	3.0	2.6	4.3	4.0	4.4	4.4	8.6	8.7
Future salary increases	4.0	4.3	4.6	4.5	5.1	4.8	8.3	8.0
Future pension increases	n/a	n/a	5.2	4.5	2.5	2.5	6.8	6.5
Expected rate of return on pension scheme assets	4.0	5.0	4.3	4.1	4.0	4.5	8.7	8.7

The principal actuarial assumptions at the reporting date (expressed as weighted averages) for post-retirement medical schemes are as follows:

	Americas		South Africa
	2013	2012	2013	2012
	%	%	%	%
Discount rate	4.3	3.8	8.7	9.0
Medical cost trend rate (ultimate)	4.4	4.3	7.9	8.0

Assumptions regarding future mortality can be material depending upon the size and nature of the plan liabilities. Post-retirement mortality assumptions in the Americas, Europe and South Africa are based on post-retirement mortality tables that are standard in these regions.

For the main funds, these tables imply the following expected future lifetimes (in years) for employees aged 65 as at the balance sheet date: US males 19.8 (2012: 19.8), US females 21.6 (2012: 21.6); Canadian males 19.8 (2012: 19.7), Canadian females 22.2 (2012: 22.1); Netherlands males 22.2 (2012: 21.5), Netherlands females 24.0 (2012: 24.0); UK males 23.6 (2012: 23.3), UK females 26.2 (2012: 25.7); South African males 19.0 (2012: 18.8), South African females 23.4 (2012: 23.3).

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

The present value of defined benefit obligations, fair value of scheme assets and associated experience adjustments for the defined benefit pension and post-retirement medical schemes are shown for the current year and the previous four years as follows:

	Defined benefit pension schemes
	2013	2012	2011	2010	2009
	US$M	US$M	US$M	US$M	US$M
Present value of defined benefit obligation	1,951	2,215	2,043	1,762	1,736
Fair value of defined benefit scheme assets	(1,891)	(1,935)	(1,866)	(1,547)	(1,455)

Deficit in the schemes	60	280	177	215	281

Experience gain/(loss) adjustments to scheme liabilities	(3)	(47)	1	16	(2)
Experience gain/(loss) adjustments to scheme assets	38	79	32	77	(228)

	Post-retirement medical schemes
	2013	2012	2011	2010	2009
	US$M	US$M	US$M	US$M	US$M
Present value of defined benefit obligation	410	446	437	343	310
Experience gain/(loss) adjustments to scheme liabilities	–	(4)	(3)	(7)	4

Experience adjustments to scheme liabilities do not include the effect of changes in actuarial assumptions.

Estimated contributions for the defined benefit pension and post-retirement medical schemes are as follows:

	Defined benefit pension schemes	Post-retirement medical schemes
	US$M	US$M
Estimated employer contributions for the year ending 30 June 2014	31	23
Estimated contributions by scheme participants for the year ending 30 June 2014	2	–

The impact of a one percentage point variation in the medical cost trend rate (for the post-retirement medical schemes) on the Group’s results is as follows:

	2013	2012
	US$M	US$M
Effect of an increase in the medical cost trend of 1% point on:
Total of current service and interest cost	5	5
Defined benefit obligation	47	50

Effect of a decrease in the medical cost trend of 1% point on:
Total of current service and interest cost	(4)	(4)
Defined benefit obligation	(39)	(41)

31    Key Management Personnel

Key Management Personnel compensation comprises:

	2013	2012	2011
	US$	US$	US$
Short-term employee benefits	24,818,411	19,889,528	22,494,120
Post-employment benefits	3,446,910	3,586,477	3,270,906
Share-based payments	26,297,032	26,645,312	28,682,260

Total	54,562,353	50,121,317	54,447,286

Equity instrument disclosures relating to Key Management Personnel

BHP Billiton Limited ordinary shares under award

	Scheme	At 30 June 2011 (b)	Granted	Lapsed	Exercised/ Matched	At 30 June 2012 (b)	Granted	Lapsed (c)	Exercised/ Matched	At 30 June 2013 (b)	Vested during the year ended 30 June 2012 (b)	Vested during the year ended 30 June 2013 (b)	Vested at 30 June 2012 (a) (b)	Vested at 30 June 2013 (a) (b)
Marius Kloppers (d)	LTIP Performance	1,283,327	226,721	–	–	1,510,048	240,603	–	245,000	1,505,651	–	333,327	–	88,327
	GIS Deferred	101,782	64,705	–	46,951	119,536	–	–	54,831	64,705	46,951	54,831	–	–
	Shareplus	325	149	–	194	280	36	–	131	185	194	131	–	–

Peter Beaven (e)	MAP Restricted					138,450	–	–	–	138,450		–	42,000	42,000
	LTIP Performance					160,000	–	–	–	160,000		–	160,000	160,000
	GSTIP Deferred					45,943	–	–	–	45,943		–	18,931	18,931
	Shareplus					236	–	–	–	236		–	–	–

Dean Dalla Valle (e)	MAP Restricted					71,500	–	–	–	71,500		–	–	–
	GSTIP Deferred					25,968	–	–	–	25,968		–	–	–
	Shareplus					262	–	–	–	262		–	–	–

Mike Henry (f)	GSTIP Deferred	–	–	–	–	–	5,715	–	–	5,715	–	–	–	–
	Shareplus	69	110	–	–	179	–	–	–	179	–	–	–	–

Graham Kerr (f)	MAP Restricted	91,500	–	–	–	91,500	–	–	21,000	70,500	–	21,000	21,000	21,000
	LTIP Performance	60,000	–	–	–	60,000	108,939	–	40,000	128,939	–	40,000	20,000	20,000
	Transitional GMC grants	–	–	–	–	–	35,834	–	–	35,834	–	–	–	–
	GIS Deferred	15,169	–	–	–	15,169	13,230	–	15,169	13,230	–	–	15,169	–
	GSTIP Deferred	26,941	–	–	–	26,941	4,501	–	10,160	21,282	–	10,160	4,818	4,818
	Shareplus	33	117	–	–	150	38	–	–	188	–	–	–	–

Jane McAloon (e)	MAP Restricted					45,500	–	–	–	45,500		–	–	–
	GSTIP Deferred					17,817	–	–	–	17,817		–	–	–
	Shareplus					241	–	–	–	241		–	–	–

Daniel Malchuk (e)	MAP Restricted					54,750	–	–	–	54,750		–	14,000	14,000
	LTIP Performance					17,500	–	–	–	17,500		–	17,500	17,500
	GSTIP Deferred					26,469	–	–	–	26,469		–	10,730	10,730

Marcus Randolph (g)	LTIP Performance	822,676	119,603	–	175,000	767,279	126,926	–	197,676	696,529	175,000	197,676	–	–
	GIS Deferred	55,945	36,824	–	25,126	67,643	24,939	–	30,819	61,763	25,126	30,819	–	–
	Shareplus	322	150	–	190	282	38	–	132	188	190	132	–	–

BHP Billiton Limited ordinary shares under award (continued)

	Scheme	At 30 June 2011 (b)	Granted	Lapsed	Exercised/ Matched	At 30 June 2012 (b)	Granted	Lapsed (c)	Exercised/ Matched	At 30 June 2013 (b)	Vested during the year ended 30 June 2012 (b)	Vested during the year ended 30 June 2013 (b)	Vested at 30 June 2012 (a) (b)	Vested at 30 June 2013 (a) (b)
Alex Vanselow (h)	LTIP Performance	872,676	–	199,178	225,000	448,498					225,000		–
	GIS Deferred	54,092	32,448	–	27,727	58,813					27,727		–
	Shareplus	325	71	–	–	396					–		–

Jimmy Wilson (e)	MAP Restricted					96,450	–	–	–	96,450		–	–	–
	LTIP Performance					160,000	–	–	–	160,000		–	160,000	160,000
	GSTIP Deferred					32,738	–	–	–	32,738		–	–	–
	Shareplus					256	–	–	–	256		–	–	–

Karen Wood	LTIP Performance	669,187	85,027	–	175,000	579,214	90,234	–	90,000	579,448	175,000	154,187	–	64,187
	GIS Deferred	46,883	28,539	–	23,686	51,736	15,685	–	23,197	44,224	23,686	23,197	–	–
	Shareplus	325	149	–	193	281	39	–	132	188	193	132	–	–

J Michael Yeager (i)	LTIP Performance	862,702	119,603	–	225,000	757,305	126,926	–	187,702	696,529	225,000	187,702	–	–
	GIS Deferred	61,319	37,779	–	29,877	69,221	–	–	31,442	37,779	29,877	31,442	–	–
	Shareplus	246	148	–	138	256	36	–	108	184	138	108	–	–

	Total	5,025,844	752,143	199,178	954,082	5,518,807	793,719	–	947,499	4,857,320	954,082	1,084,844	484,148	621,493

BHP Billiton Limited ordinary shares under option

	Scheme	At 30 June 2011 (b)	Granted	Lapsed	Exercised	At 30 June 2012 (b)	Granted	Lapsed	Exercised	At 30 June 2013 (b)	Vested during the year ended 30 June 2012 (b)	Vested during the year ended 30 June 2013 (b)	Vested at 30 June 2012 (a) (b)	Vested at 30 June 2013 (a) (b)
Peter Beaven (e)	GSTIP Options					10,002	–	–	–	10,002		–	10,002	10,002

Graham Kerr (f)	GSTIP Options	17,345	–	–	–	17,345	–	–	–	17,345	–	–	17,345	17,345

	Total	17,345	–	–	–	27,347	–	–	–	27,347	–	–	27,347	27,347

(a)	All awards and options that are vested are exercisable.

(b)	Opening and closing balances represent the holding at year-end or the holding at date of appointment or resignation as a KMP. Amount vested during the year represents the amount vested during the financial year, or from their appointment date as a KMP until the end of the financial year, or from the beginning of the financial year until their resignation as a KMP.

(c)	In August 2013, the Board exercised its discretion to reduce vesting of the 2008 LTIP by 35 per cent for all current and former participating GMC members even though the requisite performance hurdle for full vesting was met.

(d)	Marius Kloppers’ balance as reported for 30 June 2013 reflects his holding at resignation date as a KMP, being 10 May 2013. The remaining unvested LTIP awards held by him will be pro-rated, in accordance with the Group’s usual practice, to reflect the percentage of the performance period that will elapse to 1 October 2013.

(e)	Peter Beaven’s, Dean Dalla Valle’s, Jane McAloon’s, Daniel Malchuk’s and Jimmy Wilson’s balances as reported for 30 June 2012 reflect their holding at appointment date as a KMP, being 10 May 2013.

(f)	Mike Henry’s and Graham Kerr’s balances as reported for 30 June 2011 reflect their holding at appointment date as a KMP, being 28 November 2011.

(g)	Marcus Randolph’s balance as reported for 30 June 2013 reflects his holding at resignation date as a KMP, being 10 May 2013. The remaining unvested LTIP awards held by him were pro-rated, in accordance with the Group’s usual practice, to reflect the percentage of the performance period that has elapsed to 2 September 2013.

(h)	Alex Vanselow’s balance as reported for 30 June 2012 reflects his holding at resignation date, being 28 February 2012.

(i)	The unvested LTIP awards held by J Michael Yeager, who resigned as a KMP on 1 July 2013, were pro-rated, in accordance with the Group’s usual practice, to reflect the percentage of the performance period that has elapsed to 8 July 2013.

BHP Billiton Plc ordinary shares under award

	Scheme	At 30 June 2011 (b)	Granted	Lapsed	Exercised/ Matched	At 30 June 2012 (b)	Granted	Lapsed(c)	Exercised/ Matched	At 30 June 2013 (b)	Vested during the year ended 30 June 2012 (b)	Vested during the year ended 30 June 2013 (b)	Vested at 30 June 2012 (a) (b)	Vested at 30 June 2013 (a) (b)
Andrew Mackenzie	LTIP Performance	565,839	146,510	–	–	712,349	140,326	–	–	852,675	–	–	–	–
	GIS Deferred	35,176	39,230	–	12,476	61,930	20,023	–	22,700	59,253	12,476	22,700	–	–
	Shareplus	311	170	–	175	306	41	–	136	211	175	136	–	–

Marius Kloppers (d)	LTIP Performance	225,000	–	–	225,000	–	–	–	–	–	225,000	–	–	–

Alberto Calderon (e)	LTIP Performance	756,993	146,510	–	80,000	823,503	140,326	–	211,993	751,836	80,000	211,993	–	–
	GIS Deferred	63,838	38,939	–	33,343	69,434	19,187	–	30,495	58,126	33,343	30,495	–	–
	Shareplus	342	169	–	193	318	43	–	149	212	193	149	–	–

Mike Henry (f)	MAP Restricted	66,900	–	–	–	66,900	–	–	12,000	54,900	–	12,000	–	–
	LTIP Performance	20,000	–	–	–	20,000	121,179	–	20,000	121,179	–	20,000	–	–
	Transitional GMC grants	–	–	–	–	–	39,860	–	–	39,860	–	–	–	–
	GIS Deferred	–	–	–	–	–	15,058	–	–	15,058	–	–	–	–
	GSTIP Deferred	24,825	–	–	–	24,825	–	–	8,259	16,566	–	8,259	–	–
	Shareplus	326	–	–	174	152	39	–	152	39	174	152	–	–

Jimmy Wilson (g)	LTIP Performance					13,400	–	–	–	13,400		–	13,400	13,400

	Total	1,759,550	371,528	–	351,361	1,793,117	496,082	–	305,884	1,983,315	351,361	305,884	13,400	13,400

BHP Billiton Plc ordinary shares under option

	Scheme	At 30 June 2011	Granted	Lapsed	Exercised	At 30 June 2012	Granted	Lapsed	Exercised	At 30 June 2013	Vested during the year ended 30 June 2012	Vested during the year ended 30 June 2013	Vested at 30 June 2012 (a)	Vested at 30 June 2013 (a)
Andrew Mackenzie	GIS Options	46,508	–	–	–	46,508	–	–	–	46,508	16,119	30,389	16,119	46,508

	Total	46,508	–	–	–	46,508	–	–	–	46,508	16,119	30,389	16,119	46,508

(a)	All awards and options that are vested are exercisable.

(b)	Opening and closing balances represent the holding at year-end or the holding at date of appointment or resignation as a KMP. Amount vested during the year represents the amount vested during the financial year, or from their appointment date as a KMP until the end of the financial year, or from the beginning of the financial year until their resignation as a KMP.

(c)	In August 2013, the Board exercised its discretion to reduce vesting of the 2008 LTIP by 35 per cent for all current and former participating GMC members even though the requisite performance hurdle for full vesting was met.

(d)	Marius Kloppers’ balance as reported for 30 June 2013 reflects his holdings at resignation date as a KMP, being 10 May 2013.

(e)	Alberto Calderon’s balance as reported for 30 June 2013 reflects his holdings at resignation date as a KMP, being 10 May 2013. The unvested LTIP awards held by him will be pro-rated to reflect the percentage of the performance period that has elapsed to 9 May 2013.

(f)	Mike Henry’s balance as reported for 30 June 2011 reflects his holding at appointment date as a KMP, being 28 November 2011.

(g)	Jimmy Wilson’s balance as reported for 30 June 2012 reflects his holding at appointment date as a KMP, being 10 May 2013.

No options have been granted to Key Management Personnel since the end of the financial year. Further information on options and rights, including grant dates and exercise dates regarding options granted to Key Management Personnel under the employee share ownership plan, is set out in note 33.

Equity holdings and transactions

The movement during the financial year in the number of ordinary shares of the Group held directly, indirectly or beneficially, by each specified Key Management Personnel, including their personally related entities were as follows:

BHP Billiton Limited shares (a)	Held at 30 June 2011 (b)	Purchases	Received on exercise/matching of options or rights	Disposals	Held at 30 June 2012 (b)	Purchases	Received on exercise/matching of options or rights	Disposals	Held at 30 June 2013 (b)
Marius Kloppers (c)	124,374	149	47,145	–	171,668	36	299,962	98,000	373,666
Peter Beaven (d)					73,533	–	–	–	73,533
Dean Dalla Valle (d)					109,663	–	–	–	109,663
Geoff Healy (e)					3,000	–	–	–	3,000
Mike Henry (f)	18,586	110	–	–	18,696	–	–	–	18,696
Graham Kerr (f)	5,305	117	–	–	5,422	38	86,329	42,191	49,598
Jane McAloon (d)					36,070	–	–	–	36,070
Marcus Randolph (c)	191,746	150	200,316	70,000	322,212	38	228,627	235,000	315,877
Alex Vanselow (g)	270,925	71	252,727	81,766	441,957
Jimmy Wilson (d)					1,552	–	–	–	1,552
Karen Wood	164,914	149	198,879	94,297	269,645	39	113,329	70,000	313,013
J Michael Yeager	264,506	148	255,015	92,610	427,059	36	219,252	80,350	565,997
Alan Boeckmann	4,330
Malcolm Broomhead	9,000	–	–	–	9,000	–	–	–	9,000
Carlos Cordeiro	6,550	–	–	–	6,550	–	–	–	6,550
David Crawford	33,127	–	–	–	33,127	–	–	–	33,127
Carolyn Hewson	3,500	3,500	–	–	7,000	–	–	–	7,000
Lindsay Maxsted	–	3,000	–	–	3,000	–	–	–	3,000
Wayne Murdy	4,030	3,970	–	–	8,000	–	–	–	8,000
Jac Nasser	5,600	4,800	–	–	10,400	–	–	–	10,400
John Schubert	23,675	–	–	–	23,675	–	–	–	23,675

BHP Billiton Plc shares (a)	Held at 30 June 2011 (b)	Purchases	Received on exercise/matching of options or rights	Disposals	Held at 30 June 2012 (b)	Purchases	Received on exercise/matching of options or rights	Disposals	Held at 30 June 2013 (b)
Andrew Mackenzie	55,311	170	12,651	6,572	61,560	41	22,836	11,818	72,619
Marius Kloppers (c)	608,591	–	225,000	144,696	688,895	–	–	59,913	628,982
Alberto Calderon (c)	90,015	25,222	113,536	52,800	175,973	43	242,637	116,027	302,626
Mike Henry (f)	44,080	–	174	–	44,254	39	40,411	9,140	75,564
Jimmy Wilson (d)					59,301	–	–	–	59,301
Alan Boeckmann	5,880
John Buchanan	20,000	–	–	–	20,000	–	–	–	20,000
David Crawford	6,000	–	–	–	6,000	–	–	–	6,000
Pat Davies (h)	4,170	–	–	–	4,170	23,000	–	–	27,170
Wayne Murdy	3,512	10,488	–	–	14,000	–	–	–	14,000
Jac Nasser	40,000	41,200	–	–	81,200	–	–	–	81,200
Keith Rumble	12,200	2,300	–	–	14,500	–	–	–	14,500
Baroness Shriti Vadera	5,000	4,000	–	–	9,000	–	–	–	9,000

(a)	All interests are beneficial and include holdings of American Depositary Shares and shares held in the name of the spouse, superannuation fund and/or nominee.

(b)	Opening and closing balances represent the holding at year-end or the holding at date of appointment or resignation as a KMP.

(c)	Marius Kloppers’, Alberto Calderon’s and Marcus Randolph’s balances as reported for 30 June 2013 reflect their holding at resignation date as a KMP, being 10 May 2013.

(d)	Peter Beaven’s, Dean Dalla Valle’s, Jane McAloon’s and Jimmy Wilson’s balances as reported for 30 June 2012 reflect their holding at appointment date as a KMP, being 10 May 2013.

(e)	Geoff Healy’s balance as reported for 30 June 2012 reflects his holding at appointment date as a KMP, being 3 June 2013.

(f)	Mike Henry’s and Graham Kerr’s balances as reported for 30 June 2011 reflect their holding at appointment date as a KMP, being 28 November 2011.

(g)	Alex Vanselow’s balance as reported for 30 June 2012 reflects his holding at resignation date, being 28 February 2012.

(h)	Pat Davies’ balance as reported for 30 June 2011 reflects his holding at appointment date as a KMP, being 1 June 2012.

Directors and their personally related entities receive the same dividends and bonus share entitlements as those available to other holders of the same class of shares.

Refer to note 33 for details of the employee share ownership plans referred to above.

Transactions with Key Management Personnel

During the financial year, there were no purchases from the Group (2012: US$ nil; 2011: US$ nil).

There are no amounts payable at 30 June 2013 (2012: US$ nil).

Loans with Key Management Personnel

There are US$ nil loans (2012: US$ nil) with Key Management Personnel.

Transactions with personally related entities

A number of Directors or former Directors of the Group hold or have held positions in other companies, where it is considered they control or significantly influence the financial or operating policies of those entities. One of those entities, Fluor Corporation, was considered to be a personally related entity of Mr Alan Boeckmann until Mr Boeckmann’s resignation as an Executive Director of Fluor Corporation on 2 February 2011. During the period in which Fluor Corporation was considered a personally related entity in the financial year ended 30 June 2011, Fluor Corporation provided products and services to the Group totalling US$244.767 million. As at 30 June 2013, no amounts were owed by the Group to personally related entities (2012: US$ nil).

32    Related party transactions

Subsidiaries

The percentage of ordinary shares held in significant subsidiaries is disclosed in note 26 to the financial statements.

Jointly controlled entities

The percentage interest held in significant jointly controlled entities is disclosed in note 27 to the financial statements.

Key Management Personnel

Disclosures relating to Key Management Personnel are set out in note 31 to the financial statements.

Transactions with related parties

	Jointly controlled entities (a)		Other related parties (b)
	2013	2012	2013	2012
	US$M	US$M	US$M	US$M
Sales of goods/services	277.215	273.755	–	1.375
Purchases of goods/services	721.360	350.647	–	–
Interest income	28.262	22.919	–	–
Interest expense	0.021	0.002	–	–
Loans made to related parties	145.844	230.948	–	–

(a)	Disclosures in respect of transactions with jointly controlled entities represent the amount of such transactions which do not eliminate on proportionate consolidation.

(b)	Excludes transactions with post-employment benefit plans for the benefit of Group employees. These are shown in note 30 Pension and other post-retirement obligations.

Transactions between each parent company and its subsidiaries, which are related parties of that company, are eliminated on consolidation and are not disclosed in this note.

Outstanding balances with related parties

	Jointly controlled entities (a)		Other related parties
	2013	2012	2013	2012
	US$M	US$M	US$M	US$M
Trade amounts owing to related parties	117.530	56.280	–	–
Other amounts owing to related parties	19.213	34.410	–	–
Trade amounts owing from related parties	121.721	107.226	–	–
Other amounts owing from related parties	1,011.917	881.270	–	–

(a)	Disclosures in respect of amounts owing to/from jointly controlled entities represent those balances which do not eliminate upon proportionate consolidation.

Terms and conditions

Sales to and purchases from related parties of goods and services are made in arm’s length transactions at normal market prices and on normal commercial terms.

Outstanding balances at year-end are unsecured and settlement occurs in cash.

Other amounts owing from related parties represent secured loans made to jointly controlled entities under co-funding arrangements. Such loans are made on an arm’s length basis with interest charged at market rates and are due to be repaid between 30 September 2013 and 31 August 2031.

No guarantees are provided or received for any related party receivables or payables.

No provision for doubtful debts has been recognised in relation to any outstanding balances and no expense has been recognised in respect of bad or doubtful debts due from related parties.

33    Employee share ownership plans

Employee share awards – current plans

2013	Number of awards on issue at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Limited
Group Incentive Scheme Deferred Shares (a)	614,335	53,854	407,847	15,474	244,868	23,167
Group Incentive Scheme Options (a)	764,318	–	359,098	314,831	90,389	90,389
– weighted average exercise price – A$	34.44	–	29.15	41.99	29.15	29.15
– weighted average share price – A$			34.15
– weighted average contractual term for outstanding options – days					–
Group Short Term Incentive Plan Deferred Shares (a)	2,234,410	1,248,794	1,024,623	70,283	2,388,298	194,382
Group Short Term Incentive Plan Options (a)	335,160	–	–	50,524	284,636	284,636
– weighted average exercise price – A$	39.29	–	–	38.41	39.44	39.44
– weighted average share price – A$			–
– weighted average contractual term for outstanding options – days					–
Long Term Incentive Plan Performance Shares (a)	10,047,354	693,628	4,621,864	53,083	6,066,035	2,367,453
Transitional GMC Grants (a)	–	35,834	–	–	35,834	–
Management Award Plan Restricted Shares (a)	7,841,674	3,142,398	2,196,959	805,431	7,981,682	687,175
Shareplus Matched Shares (b)	2,436,201	1,966,016	1,015,575	294,580	3,092,062	–

BHP Billiton Plc
Group Incentive Scheme Deferred Shares	253,076	54,268	170,712	–	136,632	4,195
Group Incentive Scheme Options	297,042	–	172,704	14,546	109,792	109,792
– weighted average exercise price – £	12.94	–	10.96	16.51	15.58	15.58
– weighted average share price – £			19.29
– weighted average contractual term for outstanding options – days					–
Group Short Term Incentive Plan Deferred Shares	890,553	281,561	412,558	58,786	700,770	65,838
Group Short Term Incentive Plan Options	96,012	–	21,030	20,022	54,960	54,960
– weighted average exercise price – £	20.35	–	17.53	22.08	20.80	20.80
– weighted average share price – £			19.37
– weighted average contractual term for outstanding options – days					–
Long Term Incentive Plan Performance Shares	3,941,270	401,831	1,684,852	20,083	2,638,166	912,476
Transitional GMC Grants	–	39,860	–	–	39,860	–
Management Award Plan Restricted Shares	2,837,040	797,840	860,119	356,685	2,418,076	250,305
Shareplus Matched Shares	588,356	439,800	241,642	84,311	702,203	–

Fair value and assumptions in the calculation of fair value for awards issued

2013	Weighted average fair value of awards granted during the year (c) US$	Risk-free interest rate (d)	Estimated life of awards	Share price at grant date	Estimated volatility of share price (e)	Dividend yield
BHP Billiton Limited
Group Incentive Scheme Deferred Shares	32.40	n/a	3 years	A$31.45	n/a	2.78%
Group Incentive Scheme Options	–	–	–	–	–	–
Group Short Term Incentive Plan Deferred Shares	29.84	n/a	3 years	A$31.45	n/a	2.78%
Group Short Term Incentive Plan Options	–	–	–	–	–	–
Long Term Incentive Plan Performance Shares	16.41	0.73%	5 years	A$31.45	35.0%	2.78%
Transitional GMC Grants	28.61	n/a	3-4 years	A$31.45	n/a	2.78%
Management Award Plan Restricted Shares	29.01	n/a	3 years	A$31.45	n/a	2.78%
Shareplus Matched Shares	32.55	3.34%	3 years	A$33.74	n/a	2.50%

BHP Billiton Plc
Group Incentive Scheme Deferred Shares	28.91	n/a	3 years	£18.06	n/a	3.31%
Group Incentive Scheme Options	–	–	–	–	–	–
Group Short Term Incentive Plan Deferred Shares	26.22	n/a	3 years	£18.06	n/a	3.31%
Group Short Term Incentive Plan Options	–	–	–	–	–	–
Long Term Incentive Plan Performance Shares	14.59	0.73%	5 years	£18.06	35.0%	3.31%
Transitional GMC Grants	24.94	n/a	3-4 years	£18.06	n/a	3.31%
Management Award Plan Restricted Shares	25.37	n/a	3 years	£18.06	n/a	3.31%
Shareplus Matched Shares	28.80	2.24%	3 years	£19.49	n/a	2.89%

Employee share awards – current plans

2012	Number of awards on issue at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Limited
Group Incentive Scheme Deferred Shares	979,532	200,295	560,080	5,412	614,335	306,199
Group Incentive Scheme Options	935,360	–	163,268	7,774	764,318	764,318
– weighted average exercise price – A$	33.47	–	29.10	30.12	34.44	34.44
– weighted average share price – A$			35.37
– weighted average contractual term for outstanding options – days					–
Group Short Term Incentive Plan Deferred Shares	1,649,522	1,246,167	600,778	60,501	2,234,410	191,704
Group Short Term Incentive Plan Options	335,160	–	–	–	335,160	247,906
– weighted average exercise price – A$	39.29	–	–	–	39.29	38.41
– weighted average share price – A$			–
– weighted average contractual term for outstanding options – days					14
Long Term Incentive Plan Performance Shares	13,531,419	550,954	3,747,840	287,179	10,047,354	2,250,843
Management Award Plan Restricted Shares	6,207,609	3,287,253	1,334,130	319,058	7,841,674	554,150
Shareplus Matched Shares	2,154,184	1,620,551	1,113,270	225,264	2,436,201	–

BHP Billiton Plc
Group Incentive Scheme Deferred Shares	358,741	78,169	175,749	8,085	253,076	121,712
Group Incentive Scheme Options	490,143	–	169,287	23,814	297,042	266,653
– weighted average exercise price – £	12.51	–	11.20	16.51	12.94	11.71
– weighted average share price – £			19.43
– weighted average contractual term for outstanding options – days					5
Group Short Term Incentive Plan Deferred Shares	715,310	489,703	309,737	4,723	890,553	117,071
Group Short Term Incentive Plan Options	96,012	–	–	–	96,012	29,457
– weighted average exercise price – £	20.35	–	–	–	20.35	16.44
– weighted average share price – £			–
– weighted average contractual term for outstanding options – days					37
Long Term Incentive Plan Performance Shares	5,461,373	293,020	1,637,984	175,139	3,941,270	859,016
Management Award Plan Restricted Shares	2,358,080	1,084,015	540,306	64,749	2,837,040	257,500
Shareplus Matched Shares	516,791	400,855	259,884	69,406	588,356	–

Fair value and assumptions in the calculation of fair value for awards issued

2012	Weighted average fair value of awards granted during the year (c) US$	Risk-free interest rate (d)	Estimated life of awards	Share price at grant date	Estimated volatility of share price (e)	Dividend yield
BHP Billiton Limited
Group Incentive Scheme Deferred Shares	47.77	n/a	3 years	A$43.77	n/a	2.19%
Group Incentive Scheme Options	–	–	–	–	–	–
Group Short Term Incentive Plan Deferred Shares	44.77	n/a	3 years	A$43.77	n/a	2.19%
Group Short Term Incentive Plan Options	–	–	–	–	–	–
Long Term Incentive Plan Performance Shares	27.61	1.82%	5 years	A$43.77	33.0%	2.19%
Management Award Plan Restricted Shares	43.79	n/a	3 years	A$43.77	n/a	2.19%
Shareplus Matched Shares	30.47	4.38%	3 years	A$33.80	n/a	2.25%

BHP Billiton Plc
Group Incentive Scheme Deferred Shares	40.38	n/a	3 years	£24.60	n/a	2.47%
Group Incentive Scheme Options	–	–	–	–	–	–
Group Short Term Incentive Plan Deferred Shares	37.52	n/a	3 years	£24.60	n/a	2.47%
Group Short Term Incentive Plan Options	–	–	–	–	–	–
Long Term Incentive Plan Performance Shares	23.27	1.82%	5 years	£24.60	33.0%	2.47%
Management Award Plan Restricted Shares	36.59	n/a	3 years	£24.60	n/a	2.47%
Shareplus Matched Shares	25.57	2.76%	3 years	£18.53	n/a	2.57%

Employee share awards – current plans

2011	Number of awards on issue at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Limited
Group Incentive Scheme Deferred Shares	2,591,472	166,654	1,747,477	31,117	979,532	659,511
Group Incentive Scheme Options	1,605,668	–	663,815	6,493	935,360	935,360
– weighted average exercise price – A$	31.51	–	28.77	29.15	33.47	33.47
– weighted average share price – A$			42.25
– weighted average contractual term for outstanding options – days					–
Group Incentive Scheme Performance Shares	3,541	–	3,541	–	–	–
Group Short Term Incentive Plan Deferred Shares	867,717	939,359	118,628	38,926	1,649,522	–
Group Short Term Incentive Plan Options	247,906	87,254	–	–	335,160	–
– weighted average exercise price – A$	38.41	41.78	–	–	39.29	–
– weighted average share price – A$			–
– weighted average contractual term for outstanding options – days					150
Long Term Incentive Plan Performance Shares	17,790,696	590,000	4,382,309	466,968	13,531,419	1,223,312
Management Award Plan Restricted Shares	4,408,244	2,452,996	283,648	369,983	6,207,609	–
Shareplus Matched Shares	2,432,760	1,076,579	1,095,254	259,901	2,154,184	–

BHP Billiton Plc
Group Incentive Scheme Deferred Shares	842,747	53,195	522,227	14,974	358,741	259,727
Group Incentive Scheme Options	1,248,847	30,389	766,831	22,262	490,143	443,635
– weighted average exercise price – £	11.38	23.71	11.22	8.82	12.51	11.52
– weighted average share price – £			20.95
– weighted average contractual term for outstanding options – days					28
Group Short Term Incentive Plan Deferred Shares	420,997	359,440	58,953	6,174	715,310	–
Group Short Term Incentive Plan Options	29,457	66,555	–	–	96,012	–
– weighted average exercise price – £	16.44	22.08	–	–	20.35	–
– weighted average share price – £			–
– weighted average contractual term for outstanding options – days					307
Long Term Incentive Plan Performance Shares	7,024,705	240,000	1,616,087	187,245	5,461,373	712,042
Management Award Plan Restricted Shares	1,810,541	848,950	101,921	199,490	2,358,080	–
Shareplus Matched Shares	607,931	260,990	285,382	66,748	516,791	–

Fair value and assumptions in the calculation of fair value for awards issued

2011	Weighted average fair value of awards granted during the year (c) US$	Risk-free interest rate (d)	Estimated life of awards	Share price at grant date	Estimated volatility of share price (e)	Dividend yield
BHP Billiton Limited
Group Incentive Scheme Deferred Shares	31.71	n/a	3 years	A$37.11	n/a	2.69%
Group Incentive Scheme Options	–	–	–	–	–	–
Group Short Term Incentive Plan Deferred Shares	31.71	n/a	3 years	A$37.11	n/a	2.69%
Group Short Term Incentive Plan Options	8.84	4.80%	3 years	A$37.11	30.0%	2.69%
Long Term Incentive Plan Performance Shares	19.48	1.85%	5 years	A$37.11	33.0%	2.69%
Management Award Plan Restricted Shares	30.84	n/a	3 years	A$37.11	n/a	2.69%
Shareplus Matched Shares	39.02	4.26%	3 years	A$43.16	n/a	2.87%

BHP Billiton Plc
Group Incentive Scheme Deferred Shares	25.98	n/a	3 years	£16.95	n/a	2.91%
Group Incentive Scheme Options	6.98	2.23%	3 years	£16.95	35.0%	2.91%
Group Short Term Incentive Plan Deferred Shares	25.98	n/a	3 years	£16.95	n/a	2.91%
Group Short Term Incentive Plan Options	6.98	2.23%	3 years	£16.95	35.0%	2.91%
Long Term Incentive Plan Performance Shares	15.93	1.85%	5 years	£16.95	33.0%	2.91%
Management Award Plan Restricted Shares	25.21	n/a	3 years	£16.95	n/a	2.91%
Shareplus Matched Shares	35.45	3.19%	3 years	£22.95	n/a	3.24%

Employee share awards – past plans (f)

2013	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Limited
Employee Share Plan Options	–	–	–	–	–	–
– weighted average exercise price A$	–	–	–	–	–	–
Employee Share Plan Shares	5,447,321	–	1,496,785	–	3,950,536	3,950,536
Performance Share Plan Performance Rights	–	–	–	–	–	–

BHP Billiton Plc
Co-Investment Plan	–	–	–	–	–	–

2012	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Limited
Employee Share Plan Options	284,850	–	242,010	42,840	–	–
– weighted average exercise price A$	8.30	–	8.30	8.30	–	–
Employee Share Plan Shares	6,960,419	–	1,513,098	–	5,447,321	5,447,321
Performance Share Plan Performance Rights	58,563	–	58,563	–	–	–

BHP Billiton Plc
Co-Investment Plan	2,245	–	2,245	–	–	–

2011	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Limited
Employee Share Plan Options	865,295	–	580,445	–	284,850	284,850
– weighted average exercise price A$	8.37	–	8.41	–	8.30	8.30
Employee Share Plan Shares	8,210,218	–	1,249,799	–	6,960,419	6,960,419
Executive Share Scheme Partly Paid Shares	189,918	–	189,918	–	–	–
Performance Share Plan Performance Rights	58,563	–	–	–	58,563	58,563

BHP Billiton Plc
Co-Investment Plan	22,996	–	4,640	16,111	2,245	2,245

Employee share awards – summary (h) (i)

	Awards outstanding at:		Exercise price (g)	Exercise period/release date
Month of issue	30 June 2013	12 September 2013
BHP Billiton Limited
Employee Share Plan Shares
October 1997	1,049,897	1,032,757	–	Oct 1997 – Oct 2017
May 1995	1,726,630	1,519,707	–	May 1995 – May 2015
May 1994	1,174,009	933,425	–	May 1994 – May 2014

	3,950,536	3,485,889

Group Incentive Scheme
Deferred Shares
December 2012	53,854	28,915	–	Aug 2014 – Aug 2017
December 2011	167,847	–	–	Aug 2013 – Aug 2016
December 2008	23,167	–	–	Aug 2010 – Aug 2013
Options
December 2008	90,389	–	A$29.15	Aug 2010 – Aug 2013

	335,257	28,915

Group Short Term Incentive Plan
Deferred Shares
October 2012	1,204,291	1,048,514	–	Aug 2014 – Aug 2017
October 2011	989,625	–	–	Aug 2013 – Aug 2016
October 2010	115,126	82,691	–	Aug 2012 – Aug 2015
October 2009	79,256	50,085	–	Aug 2011 – Aug 2014
Options
October 2010	87,254	87,254	A$41.78	Aug 2012 – Aug 2015
October 2009	197,382	139,941	A$38.41	Aug 2011 – Aug 2014

	2,672,934	1,408,485

	Awards outstanding at:		Exercise price (g)	Exercise period/release date
Month of issue	30 June 2013	12 September 2013
Long Term Incentive Plan Performance Shares
December 2012	693,628	592,633	–	Aug 2017 – Aug 2022
December 2011	550,954	479,707	–	Aug 2016 – Aug 2021
December 2010	520,000	478,452	–	Aug 2015 – Aug 2020
December 2009	644,000	620,516	–	Aug 2014 – Aug 2019
December 2008	1,290,000	216,264	–	Aug 2013 – Aug 2018
December 2007	1,038,294	694,780	–	Aug 2012 – Aug 2017
December 2006	773,611	539,090	–	Aug 2011 – Aug 2016
December 2005	395,608	354,857	–	Aug 2010 – Aug 2015
December 2004	159,940	115,856	–	Aug 2009 – Aug 2014

	6,066,035	4,092,155

Transitional GMC Grants
December 2012	17,917	17,917	–	Aug 2015
December 2012	17,917	17,917	–	Aug 2016

	35,834	35,834

Management Award Plan
October 2012 and March 2013	3,045,768	2,745,374	–	Aug 2015 – Aug 2018
October 2011 and March 2012	2,457,034	2,181,513	–	Aug 2014 – Aug 2017
October 2010 and March 2011	1,791,705	705,896	–	Aug 2013 – Aug 2016
October 2009 and March 2010	401,275	301,475	–	Aug 2012 – Aug 2015
November 2008 and March 2009	285,900	192,000	–	Aug 2011 – Aug 2014

	7,981,682	6,126,258

Shareplus
September 2012 to June 2013	1,829,004	1,785,978	–	Apr 2015
September 2011 to June 2012	1,263,058	1,236,033	–	Apr 2014

	3,092,062	3,022,011

	Awards outstanding at:		Exercise price (g)	Exercise period/release date
Month of issue	30 June 2013	12 September 2013
BHP Billiton Plc
Group Incentive Scheme
Deferred Shares
December 2012	54,268	54,268	–	Aug 2014 – Aug 2017
December 2011	78,169	–	–	Aug 2013 – Aug 2016
December 2008	4,195	–	–	Aug 2010 – Aug 2013
Options
December 2010	30,389	30,389	£23.71	Aug 2012 – Aug 2015
December 2009	16,119	–	£18.68	Aug 2011 – Aug 2014
December 2008	63,284	–	£10.89	Aug 2010 – Aug 2013

	246,424	84,657

	Awards outstanding at:		Exercise price (g)	Exercise period/release date
Month of issue	30 June 2013	12 September 2013
Group Short Term Incentive Plan
Deferred Shares
October 2012	275,093	275,093	–	Aug 2014 – Aug 2017
October 2011	359,839	–	–	Aug 2013 – Aug 2016
October 2010	46,069	29,664	–	Aug 2012 – Aug 2015
October 2009	19,769	12,587	–	Aug 2011 – Aug 2014
Options
October 2010	42,473	42,473	£22.08	Aug 2012 – Aug 2015
October 2009	12,487	12,487	£16.44	Aug 2011 – Aug 2014

	755,730	372,304

Long Term Incentive Plan Performance Shares
December 2012	401,831	401,831	–	Aug 2017 – Aug 2022
December 2011	293,020	293,020	–	Aug 2016 – Aug 2021
December 2010	240,000	240,000	–	Aug 2015 – Aug 2020
December 2009	240,000	240,000	–	Aug 2014 – Aug 2019
December 2008	550,839	–	–	Aug 2013 – Aug 2018
December 2007	390,751	303,744	–	Aug 2012 – Aug 2017
December 2006	259,784	206,277	–	Aug 2011 – Aug 2016
December 2005	157,124	149,624	–	Aug 2010 – Aug 2015
December 2004	104,817	71,417	–	Aug 2009 – Aug 2014

	2,638,166	1,905,913

Transitional GMC Grants
December 2012	19,930	19,930	–	Aug 2015
December 2012	19,930	19,930	–	Aug 2016

	39,860	39,860

Management Award Plan
October 2012 and March 2013	773,380	773,380	–	Aug 2015 – Aug 2018
October 2011 and March 2012	816,985	784,490	–	Aug 2014 – Aug 2017
October 2010 and March 2011	577,406	316,843	–	Aug 2013 – Aug 2016
October 2009 and March 2010	151,069	124,500	–	Aug 2012 – Aug 2015
November 2008 and March 2009	99,236	78,000	–	Aug 2011 – Aug 2014

	2,418,076	2,077,213

Shareplus
September 2012 to June 2013	408,436	393,606	–	Apr 2015
September 2011 to June 2012	293,767	285,012	–	Apr 2014

	702,203	678,618

(a)

Awards were made to senior management under four active employee ownership plans in BHP Billiton for the year ended 30 June 2013: the Long Term Incentive Plan (LTIP), Group Incentive Scheme (GIS), Management Award Plan (MAP) and Group Short Term Incentive Plan (GSTIP). These awards take the form of Performance Shares, Deferred Shares and/or Options, and Restricted Shares in either BHP Billiton Limited or BHP Billiton Plc. Awards made are subject to performance hurdles (LTIP) and service conditions (all plans). Subject to the performance conditions and service conditions being met and the extent to which they are met, the awards will vest and the participant will become entitled to the appropriate number of ordinary shares or, if relevant, entitled to exercise options over the relevant number of ordinary shares. Awards under the plans do not confer any rights to participate in a share issue; however, there is discretion under each of the plans to adjust the awards in response to a variation of BHP Billiton’s share capital. A description of the plans follows:

(i)	GIS and GSTIP

The GIS awards are split equally between a cash award (being a percentage of base salary) and a grant of Deferred Shares and/or Options. The GSTIP is a replacement plan to the GIS for certain employees below the GMC and was first introduced during the year ended 30 June 2009. Awards are split equally between a cash award (being a percentage of base salary) and a grant of Deferred Shares and/or Options. Deferred Shares and/or Options are subject to a two-year vesting period before they can be exercised. If, during that period, an individual resigns without the Remuneration Committee’s consent, or is dismissed for cause, their entitlement is forfeited. Deferred Shares and/or Options in respect of the year ended 30 June 2013 will be awarded during the year ending 30 June 2014.

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

(iii)	Transitional GMC Grants

These awards have two tranches. Tranche one has a three-year service and performance condition and may vest in 2015. Tranche two has a four-year service and performance condition and may vest in 2016. The Remuneration Committee has absolute discretion to determine if the performance condition has been met and whether any, all or some of the Restricted Shares will vest (or otherwise lapse), having regard to (but not limited to) BHP Billiton’s Total Shareholder Return over the three- or four-year performance period (respectively), the participant’s contribution to Group outcomes and the participant’s personal performance (with guidance on this assessment from the CEO). No Dividend Equivalent Payment is payable on these awards.

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

(b)	Shareplus, an all-employee share purchase plan, commenced in April 2007. Employees may contribute up to US$5,000 to acquire shares (Acquired Shares) in any Plan year. On the third anniversary of the start of a Plan year, the Company will match the number of Acquired Shares held by the employee at that time with Matched Shares. The employees have no beneficial entitlement to the Matched Shares until they are awarded. Acquired Shares are purchased on a quarterly basis. Employees can sell their Acquired Shares at any time. If, prior to the third anniversary, an individual sells their Acquired Shares, resigns without the Remuneration Committee’s consent or is dismissed for cause, their entitlement to Matched Shares is forfeited.

(c)	The fair value of awards as presented in the tables above represents the fair value at grant date. The fair values of awards granted were estimated using a Monte Carlo simulation methodology, Black-Scholes option pricing technique and net present value technique.

(d)	The risk-free interest rate used is an applicable government bond rate.

(e)	Historical volatility has been used to estimate the volatility of the share price.

(f)	Awards issued under these plans occurred before 7 November 2002 and as such are exempt from the provisions of IFRS 2 ‘Share-based Payment’. Details of these plans have been provided for information purposes only.

(g)	Exercise price on awards issued is equal to the exercise price as per awards outstanding.

(h)	Shares issued on exercise of BHP Billiton’s employee share ownership plans include shares purchased on-market.

(i)	In respect of employee share awards, the Group utilises the following trusts:

(i)	The Billiton Employee Share Ownership Plan Trust is a discretionary trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The trustee is an independent company, resident in Jersey. The Trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the LTIP, MAP, GIS, GSTIP, CIP, Shareplus and other employee share schemes operated by BHP Billiton Plc from time to time. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value. The Trust has waived its rights to dividends on shares held to meet future awards under Shareplus.

(ii)	The BHP Performance Share Plan Trust is a discretionary trust established to distribute shares under selected BHP Billiton Limited employee share plan schemes. The trustee of the trust is BHP Billiton Employee Plan Pty Ltd, an Australian company. The Trust uses funds provided by BHP Billiton Limited and/or its subsidiaries to acquire shares on-market to satisfy exercises made under the LTIP, MAP, GIS, GSTIP and PSP.

(iii)	The BHP Billiton Limited Executive Incentive Scheme Trust is a discretionary trust established for the purposes of holding shares in BHP Billiton Limited to satisfy exercises made under the LTIP, MAP, GIS, GSTIP, Shareplus and other employee share schemes operated by BHP Billiton Limited from time to time.

34    Employees

	2013 Number	2012 Number	2011 Number
Average number of employees (a)
Petroleum and Potash	3,838	3,273	2,430
Copper	9,648	8,775	7,602
Iron Ore	8,140	5,784	4,047
Coal	14,225	13,512	12,771
Aluminium, Manganese and Nickel	11,115	11,388	10,437
Group and unallocated	2,530	3,638	3,470

	49,496	46,370	40,757

(a)	Average employee numbers include the Executive Director, 100 per cent of employees of subsidiary companies, and our share of proportionately consolidated entities and operations. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership. People employed by contractors are not included.

35    Auditor’s remuneration

	2013	2012	2011
	US$M	US$M	US$M
Fees payable to the Group’s auditor for assurance services
Audit of the Group’s annual report (a)	3.756	4.577	4.216
Audit of subsidiaries and associates (b)	14.464	17.927	12.729
Audit-related assurance services (c)	5.779	6.317	4.764
Other assurance services (d)	3.844	3.637	2.270

Total assurance services	27.843	32.458	23.979

Fees payable to the Group’s auditor for other services
Other services relating to corporate finance (e)	0.393	2.378	1.243
All other services (f)	1.372	1.407	1.104

Total other services	1.765	3.785	2.347

Total fees	29.608	36.243	26.326

All amounts were paid to KPMG or KPMG affiliated firms. Fees are determined in local currencies and are billed in US dollars based on the exchange rate at the beginning of the relevant financial year.

(a)	Comprises the fee payable to the Group’s auditors for the audit of the Group’s financial statements.

(b)	Comprises the audits of the Group’s subsidiaries and associates, as well as audit fees of US$0.204 million (2012: US$0.051 million; 2011: US$0.045 million) for pension funds. For UK purposes fees for the audit of pension funds would be classified as a separate component of ‘other services’.

(c)	Mainly comprises review of half-year reports and audit work in relation to compliance with section 404 of the US Sarbanes-Oxley Act.

(d)	Mainly comprises assurance in respect of the Group’s sustainability reporting.

(e)	Mainly comprises services in connection with acquisitions, divestments and debt raising transactions.

(f)	Mainly comprises non-statutory assurance based procedures and advice on accounting matters.

36    Subsequent events

On 20 June 2013, BHP Billiton announced an extension of its long-term WAIO joint venture relationship with ITOCHU Corporation (ITOCHU) and Mitsui & Co., Ltd. (Mitsui). This transaction was completed on 10 July 2013 and aligned interests across the WAIO supply chain. Under the terms of the agreement, ITOCHU and Mitsui invested approximately US$822 million and US$720 million, respectively, in shares and loans of BHP Iron Ore (Jimblebar) Pty Ltd, representing an eight per cent and seven per cent interest in the Jimblebar mining hub and resource. The consideration included a share of capital costs associated with the Jimblebar Mine Expansion project.

On 25 July 2013, BHP Billiton announced an investment of US$2.0 billion (BHP Billiton share) to construct a desalination facility which will deliver sustainable water supply to Escondida over the long term.

On 20 August 2013, BHP Billiton announced an investment of US$2.6 billion to finish the excavation and lining of the Jansen Potash project production and service shafts, and to continue the installation of essential surface infrastructure and utilities. This investment will be spread over a number of years, with completion of both shafts expected during the 2016 calendar year, while the associated works program will extend into the 2017 calendar year.

On 18 September 2013, the Papua New Guinea (PNG) Parliament passed legislation which has altered the arrangements BHP Billiton reached with Papua New Guinea Sustainable Development Program Limited

(PNGSDP) and the PNG Government upon the transfer of its shareholding in Ok Tedi Mining Limited (OTML) to PNGSDP in February 2002. The consequences of this legislation will be as follows:

•	repeal of the section of a 2001 Act under which BHP Billiton parties were protected from environmental claims by the PNG Government;

•	cancellation of the shares which the PNGSDP holds in OTML and replacement with shares issued to the PNG Government;

•	the mortgage given by PNGSDP over its OTML shares to secure the BHP Billiton indemnity and other similar obligations is declared void and of no legal effect; and

•	any provision in an agreement which limits a person’s right to take proceedings against a BHP Billiton party is rendered null and void.

BHP Billiton is considering the impact of this legislation. BHP Billiton retains a broad indemnity from PNGSDP and has adequate security to back that indemnity. Based on currently available information, the legislation is unlikely to materially alter BHP Billiton’s exposure arising from its past ownership of the Ok Tedi mine.

These transactions or events have no impact on the financial statements for the year ended 30 June 2013. Other than the matters outlined above, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

9.2    Not required for US reporting

9.3    Directors’ declaration

In accordance with a resolution of the Directors of the BHP Billiton Group, the Directors declare that:

(a)	in the Directors’ opinion and to the best of their knowledge the financial statements and notes, set out in sections 9.1 and 9.2, are in accordance with the UK Companies Act 2006 and the Australian Corporations Act 2001, including:

(i)	Complying with the applicable Accounting Standards; and

(ii)	Giving a true and fair view of the assets, liabilities, financial position and profit or loss of each of BHP Billiton Limited, BHP Billiton Plc, the BHP Billiton Group and the undertakings included in the consolidation taken as a whole as at 30 June 2013 and of their performance for the year ended 30 June 2013;

(b)	the financial report also complies with International Financial Reporting Standards, as disclosed in note 1;

(c)	to the best of the Directors’ knowledge, the Directors’ Report includes a fair review of the development and performance of the business and the financial position of the BHP Billiton Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that the Group faces; and

(d)	in the Directors’ opinion there are reasonable grounds to believe that each of the BHP Billiton Group, BHP Billiton Limited and BHP Billiton Plc will be able to pay its debts as and when they become due and payable.

The Directors have been given the declarations required by Section 295A of the Australian Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2013.

Signed in accordance with a resolution of the Board of Directors.

Jac Nasser AO

Chairman

Andrew Mackenzie

Chief Executive Officer

Dated this 12th day of September 2013

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

9.5    Not required for US reporting

9.6    Reports of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firms

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the BHP Billiton Group’s (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) internal control over financial reporting as of 30 June 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The BHP Billiton Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying section 5.13.1 Risk and Audit Committee Report. Our responsibility is to express an opinion on the BHP Billiton Group’s internal control over financial reporting based on our audit.

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

In our opinion, the BHP Billiton Group maintained, in all material respects, effective internal control over financial reporting as of 30 June 2013, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the BHP Billiton Group as of 30 June 2013 and 2012, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for each of the years in the three-year period ended 30 June 2013, and our report dated 25 September 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Audit Plc KPMG Audit Plc London, United Kingdom 25 September 2013	/s/ KPMG KPMG Melbourne, Australia 25 September 2013

Report of Independent Registered Public Accounting Firms

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the accompanying consolidated balance sheet of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of 30 June 2013 and 2012, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for each of the years in the three-year period ended 30 June 2013. These consolidated financial statements are the responsibility of the BHP Billiton Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the BHP Billiton Group as of 30 June 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended 30 June 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the BHP Billiton Group’s internal control over financial reporting as of 30 June 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated 25 September 2013 expressed an unqualified opinion on the effectiveness of BHP Billiton Group’s internal control over financial reporting.

/s/ KPMG Audit Plc KPMG Audit Plc London, United Kingdom 25 September 2013	/s/ KPMG KPMG Melbourne, Australia 25 September 2013

9.7    Supplementary oil and gas information – unaudited

In accordance with the requirements of the Financial Accounting Standards Board (FASB) Accounting Standard Codification ‘Extractive Activities-Oil and Gas’ (Topic 932) and SEC requirements set out in Subpart 1200 of Regulation S-K, the Group is presenting certain disclosures about its oil and gas activities. These disclosures are presented below as supplementary oil and gas information, in addition to information disclosed in section 2.2.1 ‘Petroleum and Potash Business’, section 2.3.1 ‘Production – Petroleum’ and section 2.13.1 ‘Petroleum reserves’.

The information set out in this section is referred to as unaudited as it is not included in the scope of the audit opinion of the independent auditor on the Consolidated Financial Statements, refer section 9.6 Independent Auditors’ report.

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

	Australia	United States	Other (a)	Total
	US$M	US$M	US$M	US$M
Capitalised cost
2013
Unproved properties	279	7,875	154	8,308
Proved properties	13,870	29,939	3,871	47,680

Total costs	14,149	37,814	4,025	55,988
Less: Accumulated depreciation, depletion, amortisation and valuation allowances	(6,512)	(10,295)	(3,314)	(20,121)

Net capitalised costs	7,637	27,519	711	35,867

2012
Unproved properties	363	11,800	155	12,318
Proved properties	12,572	20,008	3,846	36,426

Total costs	12,935	31,808	4,001	48,744
Less: Accumulated depreciation, depletion, amortisation and valuation allowances	(5,973)	(7,447)	(3,211)	(16,631)

Net capitalised costs	6,962	24,361	790	32,113

2011
Unproved properties	321	3,143	116	3,580
Proved properties	10,935	9,248	4,304	24,487

Total costs	11,256	12,391	4,420	28,067
Less: Accumulated depreciation, depletion, amortisation and valuation allowances	(5,285)	(3,183)	(3,601)	(12,069)

Net capitalised costs	5,971	9,208	819	15,998

(a)	Other is comprised of Algeria, Pakistan, Trinidad and Tobago, and the United Kingdom.

Costs incurred relating to oil and gas property acquisition, exploration and development activities

The following table shows costs incurred relating to oil and gas property acquisition, exploration and development activities (whether charged to expense or capitalised). Amounts shown include interest capitalised.

	Australia	United States	Other (c)	Total
	US$M	US$M	US$M	US$M
2013
Acquisitions of proved property	–	–	–	–
Acquisitions of unproved property	–	123	–	123
Exploration (a)	125	373	221	719
Development	1,410	5,698	66	7,174

Total costs (b)	1,535	6,194	287	8,016

2012
Acquisitions of proved property	–	4,746	–	4,746
Acquisitions of unproved property	5	10,366	–	10,371
Exploration (a)	251	690	331	1,272
Development	1,663	4,460	102	6,225

Total costs (b)	1,919	20,262	433	22,614

2011
Acquisitions of proved property	–	2,334	–	2,334
Acquisitions of unproved property	30	2,469	8	2,507
Exploration (a)	187	137	351	675
Development	1,454	558	127	2,139

Total costs (b)	1,671	5,498	486	7,655

(a)	Represents gross exploration expenditure.

(b)	Total costs include US$7,393 million (2012: US$6,905 million; 2011: US$7,095 million) capitalised during the year.

(c)	Other is primarily comprised of Algeria, Pakistan, Trinidad and Tobago, and the United Kingdom.

Results of operations from oil and gas producing activities

The following information is similar to the disclosures in note 2 Segment reporting to the financial statements, but differs in several respects as to the level of detail and geographic information. Amounts shown in the following table exclude financial income, financial expenses, and general corporate overheads.

Income taxes were determined by applying the applicable statutory rates to pre-tax income with adjustments for permanent differences and tax credits.

Revenues include sales to affiliates but amounts are not significant.

	Australia	United States	Other (f)	Total
	US$M	US$M	US$M	US$M
2013
Oil and gas revenue	5,794	5,807	1,332	12,933
Production costs	(753)	(1,549)	(256)	(2,558)
Exploration expenses	(122)	(278)	(223)	(623)
Depreciation, depletion, amortisation and valuation allowance (a)	(561)	(2,812)	(141)	(3,514)
Production taxes (b)	(362)	(139)	1	(500)

	3,996	1,029	713	5,738
Income taxes	(1,265)	(162)	(637)	(2,064)
Royalty-related taxes (c)	(822)	–	8	(814)

Results of oil and gas producing activities (d)	1,909	867	84	2,860

2012
Oil and gas revenue	6,233	4,894	1,580	12,707
Production costs	(684)	(1,186)	(354)	(2,224)
Exploration expenses	(156)	(275)	(304)	(735)
Depreciation, depletion, amortisation and valuation allowance (a)	(707)	(4,964)	(218)	(5,889)
Production taxes (b) (e)	(342)	(41)	(30)	(413)

	4,344	(1,572)	674	3,446
Income taxes	(1,332)	745	(534)	(1,121)
Royalty-related taxes (c)	(641)	–	(3)	(644)

Results of oil and gas producing activities (d) (e)	2,371	(827)	137	1,681

2011
Oil and gas revenue	6,370	2,938	1,302	10,610
Production costs	(590)	(353)	(231)	(1,174)
Exploration expenses	(159)	(104)	(296)	(559)
Depreciation, depletion, amortisation and valuation allowance (a)	(851)	(893)	(230)	(1,974)
Production taxes (b)	(332)	–	(38)	(370)

	4,438	1,588	507	6,533
Income taxes	(1,068)	(566)	(452)	(2,086)
Royalty-related taxes (c)	(734)	–	(9)	(743)

Results of oil and gas producing activities (d)	2,636	1,022	46	3,704

(a)	Includes valuation allowance of US$447 million (2012: US$2,986 million; 2011: US$76 million).

(b)	Includes royalties and excise duty.

(c)	Includes petroleum resource rent tax and petroleum revenue tax where applicable.

(d)	Amounts shown exclude financial income, financial expenses and general corporate overheads and, accordingly, do not represent all of the operations attributable to the Petroleum and Potash segment presented in note 2 Segment reporting to the financial statements. There are no non-controlling equity interests shown in the results of oil and gas producing activities.

(e)	2012 US and Total Production taxes and Results of oil and gas producing activities were adjusted to properly reflect an intercompany elimination.

(f)	Other is primarily comprised of Algeria, Pakistan, Trinidad and Tobago, and the United Kingdom.

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

The Standardised measure is prepared by projecting the estimated future annual production of proved reserves owned at period end and pricing that future production to derive future cash inflows. Estimates of future cash flows for 2013, 2012 and 2011 are computed using the average first-day-of-the-month price during the 12-month period. Future price increases for all periods presented are considered only to the extent that they are provided by fixed and determinable contractual arrangements in effect at year-end and are not dependent upon future inflation or exchange rate changes.

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

	Australia	United States	Other (b)	Total
	US$M	US$M	US$M	US$M
Standardised measure
2013
Future cash inflows	48,862	71,836	5,194	125,892
Future production costs	(12,818)	(19,194)	(1,147)	(33,159)
Future development costs	(6,801)	(11,946)	(473)	(19,220)
Future income taxes (a)	(11,321)	(12,185)	(1,913)	(25,419)

Future net cash flows	17,922	28,511	1,661	48,094
Discount at 10 per cent per annum	(6,176)	(12,785)	(360)	(19,321)

Standardised measure	11,746	15,726	1,301	28,773

2012
Future cash inflows	52,777	67,811	6,293	126,881
Future production costs	(12,646)	(17,582)	(1,339)	(31,567)
Future development costs	(8,612)	(13,212)	(450)	(22,274)
Future income taxes (a)	(11,882)	(10,414)	(2,345)	(24,641)

Future net cash flows	19,637	26,603	2,159	48,399
Discount at 10 per cent per annum	(7,363)	(13,090)	(469)	(20,922)

Standardised measure	12,274	13,513	1,690	27,477

2011
Future cash inflows	51,067	35,004	6,109	92,180
Future production costs	(12,861)	(8,757)	(1,237)	(22,855)
Future development costs	(8,935)	(6,909)	(530)	(16,374)
Future income taxes (a)	(10,763)	(4,699)	(2,131)	(17,593)

Future net cash flows	18,508	14,639	2,211	35,358
Discount at 10 per cent per annum	(7,955)	(6,937)	(546)	(15,438)

Standardised measure	10,553	7,702	1,665	19,920

(a)	Future income taxes for the current year include petroleum resource rent tax and petroleum revenue tax that were previously reported as part of the future production costs. Comparative information has been reclassified accordingly.

(b)	Other is comprised of Algeria, Pakistan, Trinidad and Tobago, and the United Kingdom.

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

	2013	2012 (b)	2011 (b)
	US$M	US$M	US$M
Changes in the Standardised measure
Standardised measure at the beginning of the year	27,477	19,920	15,427
Revisions:
Prices, net of production costs	189	4,132	9,034
Changes in future development costs	940	(987)	(2,917)
Revisions of quantity estimates (a)	(4,396)	5,265	3,235
Accretion of discount	4,323	3,134	2,543
Changes in production timing and other	260	426	(581)

	28,793	31,890	26,741
Sales of oil and gas, net of production costs	(9,876)	(10,093)	(9,118)
Acquisitions of reserves-in-place	–	5,661	1,079
Sales of reserves-in-place	–	(16)	–
Previously estimated development costs incurred	3,710	3,416	1,794
Extensions, discoveries, and improved recoveries, net of future costs	7,272	946	855
Changes in future income taxes	(1,126)	(4,327)	(1,431)

Standardised measure at the end of the year	28,773	27,477	19,920

(a)	Changes in reserves quantities are shown in the Petroleum reserves tables in section 2.13.1.

(b)	The presentation of information in this table has been modified to comply with the disclosure requirements for supplemental oil and gas information and comparative information has been reclassified as needed. This did not result in any change to the standardised measure as previously reported.

Accounting for suspended exploratory well costs

Refer to Accounting Policies ‘Exploration and evaluation expenditure’ for a discussion of the accounting policy applied to the cost of exploratory wells. Suspended wells are also reviewed in this context.

The following tables provide the changes to capitalised exploratory well costs that were pending the determination of proved reserves for the three years ended 30 June 2013, 30 June 2012 and 30 June 2011.

	2013	2012	2011
	US$M	US$M	US$M
Movement in capitalised exploratory well costs
At the beginning of the year	702.7	549.4	482.3
Additions to capitalised exploratory well costs pending the determination of proved reserves	97.2	455.1	114.2
Capitalised exploratory well costs charged to expense	(99.3)	(144.1)	(47.1)
Capitalised exploratory well costs reclassified to wells, equipment, and facilities based on the determination of proved reserves	(55.6)	(157.7)	–
Other (a)	(42.5)	–	–

At the end of the year	602.5	702.7	549.4

(a)	This primarily relates to sale of interests in the Browse Joint Venture.

The following table provides an ageing of capitalised exploratory well costs, based on the date the drilling was completed, and the number of projects for which exploratory well costs has been capitalised for a period greater than one year since the completion of drilling.

	2013	2012	2011
	US$M	US$M	US$M
Ageing of capitalised exploratory well costs
Exploratory well costs capitalised for a period of one year or less	95.4	339.6	114.2
Exploratory well costs capitalised for a period greater than one year	507.1	363.1	435.2

At the end of the year	602.5	702.7	549.4

	2013	2012	2011
Number of projects that have been capitalised for a period greater than one year	15	10	11

Drilling and other exploratory and development activities

The number of crude oil and natural gas wells drilled and completed for each of the last three years was as follows:

	Net Exploratory Wells			Net Development Wells
	Productive	Dry	Total	Productive	Dry	Total	Total
Year ended 30 June 2013
Australia	–	1	1	–	–	–	1
United States (a)	–	1	1	352	16	368	369
Other (b)	–	–	–	2	–	2	2

Total	–	2	2	354	16	370	372

Year ended 30 June 2012
Australia	–	–	–	1	–	1	1
United States	4	3	7	190	1	191	198
Other (b)	–	1	1	2	1	3	4

Total	4	4	8	193	2	195	203

Year ended 30 June 2011
Australia	–	2	2	5	1	6	8
United States	–	–	–	21	1	22	22
Other (b)	–	1	1	1	–	1	2

Total	–	3	3	27	2	29	32

(a)	Dry net development wells include 13 net wells that encountered problems during drilling and/or completion and were not pursued further.

(b)	Other is primarily comprised of Algeria, Pakistan, Trinidad and Tobago, and the United Kingdom.

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

Oil and gas properties, wells, operations, and acreage

The following tables show the number of gross and net productive crude oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage as at 30 June 2013. A gross well or acre is one in which a working interest is owned, while a net well or acre exists when the sum of fractional working interests owned in gross wells or acres equals one. Productive wells are producing wells and wells mechanically capable of production. Developed acreage is comprised of leased acres that are within an area by or assignable to a productive well. Undeveloped acreage is comprised of leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil and gas, regardless of whether such acres contain proved reserves.

The number of productive crude oil and natural gas wells in which we held an interest at 30 June 2013 was as follows:

	Crude Oil Wells		Natural Gas Wells		Total
	Gross	Net	Gross	Net	Gross	Net
Australia	353	174	119	43	472	217
United States	124	62	7,154	2,275	7,278	2,337
Other (a)	72	30	59	13	131	43

Total	549	266	7,332	2,331	7,881	2,597

(a)	Other is primarily comprised of Algeria, Pakistan, Trinidad and Tobago, and the United Kingdom.

Of the productive crude oil and natural gas wells, 17 (Net: 7) operated wells had multiple completions.

Developed and undeveloped acreage (including both leases and concessions) held at 30 June 2013 was as follows:

	Developed Acreage		Undeveloped Acreage
Thousands of acres	Gross	Net	Gross	Net
Australia	2,072	806	4,503	3,037
United States	1,200	703	2,957	1,982
Other (a)	349	135	32,719	20,906

Total (b)	3,621	1,644	40,179	25,925

(a)	Undeveloped acreage primarily consists of acreage in South Africa, Colombia, Philippines, Malaysia, Trinidad and Tobago, and India.

(b)	Approximately 16,623,924 gross acres (12,192,178 net acres), 4,608,896 gross acres (3,136,169 net acres) and 4,202,933 gross acres (3,047,980 net acres) will expire in 2014, 2015 and 2016, respectively, if the Company does not establish production or take any other action to extend the terms of the licences and concessions.