Form 20-F
period 2014-06-30
BHP BILLITON LTD; BHP BILLITON PLC
filed 2014-09-25
CIK 811809, 1171264

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED 30 JUNE 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-09526	Commission file number: 001-31714
BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)
VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)
171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered	Title of each class	Name of each exchange on which registered
American Depositary Shares*	New York Stock Exchange	American Depositary Shares*	New York Stock Exchange
Ordinary Shares**	New York Stock Exchange	Ordinary Shares, nominal value US$0.50 each**	New York Stock Exchange

*	Evidenced by American Depositary Receipts. Each American Depositary Receipt represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc, as the case may be.
**	Not for trading, but only in connection with the listing of the applicable American Depositary Shares.

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

Form 20-F Cross Reference Table

Item Number	Description	Report section reference
1.	Identity of directors, senior management and advisors	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key Information
A	Selected financial information	1.
B	Capitalisation and indebtedness	Not applicable
C	Reasons for the offer and use of proceeds	Not applicable
D	Risk factors	1.7
4.	Information on the company
A	History and development of the company	1.12, 2.1, 2.2, and 9.3
B	Business overview	1.5 to 1.15, 2.1 to 2.5
C	Organisational structure	9.2 and Note 26 to the Financial Statements
D	Property, plant and equipment	1.12, 2.1 to 2.4
4A.	Unresolved staff comments	None
5.	Operating and financial review and prospects
A	Operating results	1.10,1.11,1.15
B	Liquidity and capital resources	1.15.4, 1.15.5
C	Research and development, patents and licences etc	2.3, and 5.14
D	Trend information	1.15.1
E	Off-balance sheet arrangements	1.15.6 and Notes 21 and 22 to the Financial Statements
F	Tabular disclosure of contractual obligations	1.15.6 and Notes 21 and 22 to the Financial Statements
6.	Directors, senior management and employees
A	Directors and senior management	3.2
B	Compensation	4
C	Board practices	3.2, 3, 4.2
D	Employees	1.14 and 5.8
E	Share ownership	4, 5.8, 5.17 and 5.18
7.	Major shareholders and related party transactions
A	Major shareholders	9.6
B	Related party transactions	1.15.6 and Note 32 to the Financial Statements
C	Interests of experts and counsel	Not applicable
8.	Financial information
A	Consolidated statements and other financial information	7, 9.7 and the pages beginning on page F-1 in this Annual Report
B	Significant changes	1.15.6
9.	The offer and listing
A	Offer and listing details	9.8
B	Plan of distribution	Not applicable
C	Markets	9.2
D	Selling shareholders	Not applicable
E	Dilution	Not applicable
F	Expenses of the issue	Not applicable
10.	Additional Information
A	Share capital	Not applicable
B	Memorandum and articles of association	9.5 and 9.11
C	Material contracts	9.4

Item Number	Description	Report section reference
D	Exchange controls	9.11.2
E	Taxation	9.10
F	Dividends and paying agents	Not applicable
G	Statement by experts	Not applicable
H	Documents on display	9.5.14
I	Subsidiary information	1.15.6 and Note 26 to the Financial Statements
11.	Quantitative and qualitative disclosures about market risk	1.15.6 and Note 29 to the Financial Statements
12.	Description of securities other than equity securities
A	Debt Securities	Not applicable
B	Warrants and Rights	Not applicable
C	Other Securities	Not applicable
D	American Depositary Shares	9.9
13.	Defaults, dividend arrearages and delinquencies	There have been no defaults, dividend arrearages or delinquencies
14.	Material modifications to the rights of security holders and use of proceeds	There have been no material modifications to the rights of security holders and use of proceeds since our last Annual Report
15.	Controls and procedures	3.14.1
16.
A	Audit committee financial expert	3.2.1 and 3.14.1
B	Code of ethics	3.17
C	Principal accountant fees and services	3.14.1 and Note 35 to the Financial Statements
D	Exemptions from the listing standards for audit committees	Not applicable
E	Purchases of equity securities by the issuer and affiliated purchasers	5.2
F	Change in Registrant’s Certifying Accountant	3.14.1
G	Corporate Governance	3.23
H (proposed)	Mine Safety and Health Administration (MSHA) Disclosure	The information concerning mine safety violations or other regulatory matters required by section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. This item is included in Exhibit 95.1
17.	Financial statements	Not applicable as Item 18 complied with
18.	Financial statements	The pages beginning on page F-1 in this Annual Report, Exhibit 15.1
19.	Exhibits	10

1    Strategic Report

1.1    Our Company

1.1.1    Group overview

We are BHP Billiton, a leading global resources company. We are among the world’s top producers of major commodities, including iron ore, metallurgical and energy coal, conventional and unconventional oil and gas, copper, aluminium, manganese, uranium, nickel and silver.

Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market. Our portfolio of high-quality growth opportunities positions BHP Billiton to continue to meet the changing needs of our customers and the resource demands of emerging and developed economies at every stage of their growth.

We extract and process minerals, oil and gas from our production operations located primarily in Australia, the Americas and southern Africa. We sell our products globally with sales and marketing taking place principally through Singapore and Houston, United States. In FY2014, our workforce consisted of approximately 123,800 employees and contractors at 130 locations in 21 countries.

The safety and health of our people and of the broader communities in which we operate are central to the success of our organisation. Regardless of where our people are located, the area of the organisation in which they work or the type of work they undertake, we strive to create an environment that is free from occupational illness or injury.

The long-term nature of our operations allows us to build collaborative community relationships. Our size and scope mean we can make a meaningful contribution to communities in which we operate, while we support the continued development of global economic growth.

We have strong governance processes in place, high standards of ethical and responsible behaviour, and we are an active contributor to societal development. We care as much about how results are achieved as we do about the results themselves. Our BHP Billiton Code of Business Conduct and specific internal policies prohibit bribery and corruption in all our business dealings regardless of the country or culture within which our people work.

1.1.2    Our structure

BHP Billiton operates under a Dual Listed Company (DLC) structure, with two parent companies BHP Billiton Limited and BHP Billiton Plc operated as a single economic entity, run by a unified Board and management team. Our headquarters are located in Melbourne, Australia.

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

Our Operating Model describes the way the Company is organised and sets out the relationship between the Businesses, Group Functions and Marketing. The Operating Model defines how we work, how we are organised and how we measure performance.

•	Businesses: Our assets, operations and interests are separated into five business units. These Businesses are: Petroleum and Potash; Copper; Iron Ore; Coal; and Aluminium, Manganese and Nickel. The Operating Model has been designed to ensure that decision-making remains as close to the Businesses as possible.

•	Group Functions: Group Functions support the Businesses and operate under a defined set of accountabilities authorised by the Group Management Committee (GMC). Our Group Functions are primarily located in Melbourne, London and Singapore.

•	Marketing: Marketing is responsible for selling our products and for the purchase of all major raw materials; managing the supply chain from assets to markets and raw materials from suppliers to assets; achieving market clearing prices for the Group’s products; managing price risk; and developing a single Company view of the markets.

The core principles of the Operating Model include mandatory performance requirements, common organisational design, common systems and processes, and common planning and reporting.

The Operating Model is designed to deliver a simple and scalable organisation to achieve a sustainable improvement in productivity by providing performance transparency, eliminating duplication of effort and enabling the more rapid identification and deployment of best practice.

1.1.3    Strategic context

The mineral and energy commodities we produce are crucial at all stages of economic development. Emerging economies require construction materials like steel as their populations expand and new cities and heavy industry develop. As economies grow and people become wealthier, a consumer economy emerges and steel intensity slows while demand increases for materials that are used in consumer goods, such as copper. Agricultural demand increases steadily with income.

Access to energy underpins economic development. The most rapid demand growth comes at the earliest stages when people first gain access to modern energy supplies. In the next 20 years, we expect 1.7 billion people to gain access to electricity for the first time. Reliable and affordable energy supports the development of industry and as incomes rise, more people can buy consumer goods, like cars and appliances, further increasing the demand for energy.

We are proud that the supply of our products supports global economic growth and development, with the associated reduction in poverty and improvement in living standards. Continued global development depends on access to affordable energy and other critical resources.

Demand for energy is widely expected to increase by more than 30 per cent in the next 20 years, with two thirds of new demand originating from Asia and half from China and India. Africa is expected to see the fastest growth, albeit from a lower base. The way these regions meet their energy needs will significantly influence commodity demand.

Every nation will choose a different mix of energy sources, which balances affordability and security of supply. The Intergovernmental Panel on Climate Change (IPCC), the International Energy Agency and others believe that over the next few decades fossil fuels will remain central to the energy mix as their affordability and the scale of existing infrastructure make them hard to practically replace, although their exact percentage varies across a range of scenarios.

Our strategy is tied to economic growth in both emerging and developed economies. Sustainable growth requires an effective response to climate change. BHP Billiton accepts the IPCC’s assessment of climate change science, which has found that warming of the climate is unequivocal, the human influence is clear and physical impacts are unavoidable. We believe that the world must pursue the twin objectives of limiting climate change to the lower end of the IPCC emission scenarios in line with current international agreements, while providing access to the affordable energy required to continue the economic growth essential for maintaining living standards and alleviating poverty.

The global challenge of climate change remains a priority for us. Our approach to investment decision-making and portfolio management and the diversity of our overall portfolio positions us not only to manage and respond to changes, but also to capture opportunities to grow shareholder value over time. We are taking action by focusing on reducing our emissions, increasing our preparedness for physical climate impacts and working with others, including industry and governments, to support effective responses to climate change. We support development of a long-term policy framework that uses a portfolio of complementary measures, including a price on carbon that addresses competitiveness concerns, support for energy efficiency and low emissions technologies, and measures to build resilience. A price on carbon is an effective measure to drive greenhouse gas emission reductions and technological innovation. To effectively address the challenge of climate change, there must be a significant focus on developing and deploying low-emissions technologies. We will, through material investments in low-emissions technology, contribute to reducing emissions from fossil fuels.

1.1.4    FY2014 performance highlights

Not required for US reporting. Refer to sections 1.11 and 1.15.

1.1.5    About this Strategic Report

This Strategic Report meets the requirements of the Strategic Reporting required by the UK Companies Act and the Operating and Financial Review required by the Australian Corporations Act.

This Strategic Report provides insight into BHP Billiton’s strategy, operating and business model and objectives. It describes the principal risks the Company faces and how these risks might affect our future prospects. It also gives our perspective on our recent operational and financial performance.

We intend this disclosure to assist shareholders and other stakeholders to understand and interpret the Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) included in this Annual Report. The basis of preparation of the Consolidated Financial Statements is set out in note 1 ‘Accounting policies’ to the Financial Statements. To obtain full details of the financial and operational performance of BHP Billiton this Strategic Report should be read in conjunction with the Consolidated Financial Statements and accompanying notes.

Section 1 of this Annual Report 2014 constitutes our Strategic Report 2014. References to sections beyond section 1 are references to sections in this Annual Report 2014. Shareholders may obtain a hard copy of the Annual Report free of charge by contacting our registrars, whose details are set out in our Corporate Directory at the end of this Annual Report.

All references to websites in this Annual Report are, unless expressly stated otherwise, intended to be inactive textual references for information only and any information contained in or accessible through any such website does not form a part of this Annual Report.

1.1.6    Forward looking statements

This Annual Report contains forward looking statements, including statements regarding trends in commodity prices and currency exchange rates; demand for commodities; production forecasts; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments.

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

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors in section 1.7.2 of this Annual Report.

Except as required by applicable regulations or by law, the Group does not undertake to publicly update or review any forward looking statements, whether as a result of new information or future events.

Past performance cannot be relied on as a guide to future performance.

1.1.7    Proposed demerger of assets

On 19 August 2014, we announced plans to create an independent global metals and mining company based on a selection of BHP Billiton’s high-quality aluminium, coal, manganese, nickel and silver assets. Separating these assets via a demerger has the potential to unlock shareholder value by significantly simplifying the BHP Billiton Group and creating a new company specifically designed to enhance the performance of its assets.

Once simplified, BHP Billiton will be almost exclusively focused on our large, long-life iron ore, copper, coal, petroleum and potash basins. With fewer assets and a greater upstream focus, we plan to reduce costs and improve the productivity of our largest Businesses more quickly. As a result, our portfolio is expected to generate growth in free cash flow and a superior return on investment.

A final Board decision on the proposed demerger will only be made once the necessary government, taxation, regulatory and other third party approvals are secured on satisfactory terms. Once the necessary approvals are in place, shareholders will have the opportunity to vote on the proposed demerger.

For additional information on the proposed demerger of assets, refer to section 1.6.4 of this Annual Report.

1.2    BHP Billiton locations

PETROLEUM AND POTASH

Ref	Country	Asset	Description	Ownership
1	US	Onshore US	Onshore shale liquids and gas fields in Arkansas, Louisiana and Texas	<1–100%
2	Australia	Australia Production Unit	Operated offshore oil fields and onshore gas processing facilities in Western Australia and Victoria	40–90%
3	US	Gulf of Mexico Production Unit	Operated offshore oil and gas fields in the Gulf of Mexico	35–44%
4	Pakistan	Pakistan Production Unit	Operated onshore oil and gas fields	38.5%
5	Trinidad and Tobago	Trinidad Production Unit	Operated offshore oil and gas fields	45%
6	UK	UK Production Unit [1]	Operated offshore oil and gas fields	16–46.1%
7	Algeria	Algeria Joint Interest Unit [2]	Joint interest onshore oil and gas unit	38%
8	Australia	Australia Joint Interest Unit [2]	Joint interest offshore oil and gas fields in Bass Strait and North West Shelf	8.3–50%
9	US	Gulf of Mexico Joint Interest Unit [2]	Joint interest offshore oil and gas fields in the Gulf of Mexico	5–44%

(1) Liverpool Bay was divested in FY2014.
(2) Non-operated joint venture.
(3) Completed sale of Navajo Mine and will retain control until final transfer.
Locations are current at 11 September 2014.

COPPER

Ref	Country	Asset	Description	Ownership
10	Australia	Cannington	Silver, lead and zinc mine located in northwest Queensland	100%
11	Chile	Escondida	The world's largest copper producing mine, located in northern Chile	57.5%
12	Australia	Olympic Dam	Australia's biggest underground copper mine, also producing uranium, gold and silver	100%
13	Chile	Pampa Norte	Consists of the Cerro Colorado and Spence open-cut mines, producing copper cathode in northern Chile	100%
14	Peru	Antamina [2]	Open-cut copper and zinc mine, located in northern Peru	33.8%

IRON ORE

Ref	Country	Asset	Description	Ownership
15	Australia	Western Australia Iron Ore	Integrated iron ore mines, rail and port operations in the Pilbara region of Western Australia	85%
16	Brazil	Samarco [2]	Open-cut iron ore mine, concentrators and pelletising facilities	50%

35
42
19
41
1
9
3
5
20
25
31
14
13
16
11
36

COAL

Ref	Country	Asset	Description	Ownership
17	South Africa	Energy Coal South Africa	Open-cut and underground energy coal mines and processing operations	50–90%
18	Australia	New South Wales Energy Coal	Open-cut energy coal mine and coal preparation plant in New South Wales	100%
19	US	New Mexico Coal[3]	Two energy coal mines in New Mexico	100%
20	Colombia	Cerrejón[2]	Open-cut energy coal mine with integrated rail and port operations	33.3%
21	Australia	BHP Billiton Mitsubishi Alliance	Open-cut and underground metallurgical coal mines in the Queensland Bowen Basin and Hay Point Coal Terminal	50%
22	Australia	BHP Billiton Mitsui Coal	Two open-cut metallurgical coal mines in the Bowen Basin, Central Queensland	80%
23	Australia	Illawarra Coal	Underground metallurgical coal mines in southern New South Wales, with access to rail and port facilities	100%

ALUMINIUM, MANGANESE AND NICKEL

Ref	Country	Asset	Description	Ownership
24	South Africa	Aluminium South Africa	One aluminium smelter at Richards Bay	100%
25	Colombia	Cerro Matoso	Integrated laterite ferronickel mining and smelting complex in northern Colombia	99.9%
26	Australia	Manganese Australia	Producer of manganese ore in the Northern Territory and manganese alloys in Tasmania	60%

ALUMINIUM, MANGANESE AND NICKEL *continued*

Ref	Country	Asset	Description	Ownership
27	South Africa	Manganese South Africa	Integrated producer of manganese ore and alloy	44.4–60%
28	Mozambique	Mozal	Aluminium smelter near Maputo	47.1%
29	Australia	Nickel West	Integrated sulphide mining, concentrating, smelting and refining operation in Western Australia	100%
30	Australia	Worsley	Integrated bauxite mine and alumina refinery in Western Australia	86%
31	Brazil	Alumar[2]	Aluminium refinery and smelter	36–40%

BHP BILLITON PRINCIPAL OFFICE LOCATIONS

Ref	Country	Location	Office
32	Australia	Brisbane	Coal Head Office
33	Australia	Melbourne	Global Headquarters
34	Australia	Perth	Aluminium, Manganese and Nickel Head Office Iron Ore Head Office
35	Canada	Saskatoon	Potash Head Office
36	Chile	Santiago	Copper Head Office
37	Malaysia	Kuala Lumpur	Global Shared Services Centre
38	Singapore	Singapore	Marketing Head Office
39	South Africa	Johannesburg	Corporate Office
40	UK	London	Corporate Office
41	US	Houston	Petroleum Head Office
42	US	New York	Corporate Office

1.3    Chairman’s Review

Dear Shareholder

I am pleased to report that your Company delivered strong performance this past financial year. BHP Billiton reported an Attributable profit of US$13.8 billion and Net operating cash flow of US$25.4 billion. These strong results were underpinned by increased production and productivity-led cost efficiencies.

Our balance sheet remains strong and we have maintained our solid ‘A’ credit rating. The full-year progressive base dividend was increased by 4.3 per cent to 121 US cents per share. At the same time, the Company has continued to invest in high-return growth options within the existing portfolio.

Markets for our commodities have been affected by the mixed global economic environment, with solid but moderately slower Chinese growth, underlying momentum in the United States and some positive signs in Japan, while the European Union has remained weak. Overall, demand for our commodities continues to be strong, underpinning the long-term outlook for our portfolio of products.

We continuously review our strategy against changes in the external environment, including climate change. We consider various scenarios and the risks and opportunities facing the natural resources sector and seek to optimise the investments we make on behalf of shareholders.

Our position on climate change is clear. Sustainable growth requires an effective response to climate change. We accept the Intergovernmental Panel on Climate Change’s assessment that warming of the climate is unequivocal, the human influence is clear and the physical impacts are unavoidable. We believe that the Board’s approach to strategy, investment decision-making and portfolio management, as well as the diversity of our overall portfolio, positions us to manage and respond to changes and capture opportunities to grow shareholder value over time. We believe that the resilience of our portfolio under a range of climate change scenarios is underpinned by its diversity and by the relatively short pay-back periods for most of our present and future investments in fossil fuels production. BHP Billiton is committed to reducing greenhouse gas emissions in its own operations, to actively participating in the development and deployment of low-emissions technologies and to being a leader in our sector on climate change action and advocacy.

Next year marks the 130th anniversary of the founding and stock exchange listing of The Broken Hill Proprietary Company Limited. Over these years the Company has reshaped its business to maintain its industry leadership. We moved from mining silver, lead and zinc at Broken Hill, to producing steel, and then to petroleum in Bass Strait, iron ore in the Pilbara, metallurgical coal in the Bowen Basin and copper in the Andes.

For the past 10 years we have also been simplifying our portfolio and looking at ways to make your Company simpler and more productive. In the last two years alone we have sold US$6.7 billion of assets at attractive prices. This year, we have proposed another step in our evolution with the demerger of selected aluminium, coal, manganese, nickel and silver assets. This proposed demerger will allow BHP Billiton to improve the productivity of our largest businesses more quickly and create a new global metals and mining company specifically designed to enhance the performance of the demerged assets. All BHP Billiton shareholders would retain their existing shares in BHP Billiton and receive shares in the new company pro rata with your BHP Billiton shareholding. Following the demerger, BHP Billiton would seek to steadily increase or at least maintain its dividend per share in US dollar terms – implying a higher payout ratio. Subject to final Board approval to proceed, shareholder approval and the receipt of satisfactory third party approvals, the demerger is expected to be completed in the first half of the 2015 calendar year.

Against the backdrop of external and organisational change, we continue to be guided by Our BHP Billiton Charter, which defines our values. Our first Charter value is Sustainability and we maintain a relentless focus on the health and safety of our people and the communities in which we operate. This year, we reported a record low total recordable injury frequency and no fatalities at our operated assets during the period. While this is an encouraging result, our efforts to protect the health and safety of our people will be unrelenting.

We are committed to making a positive contribution to the communities where we live and conduct our business. This year, we contributed one per cent of pre-tax profit, investing US$242 million across a wide range of programs and activities to support our communities. These funds support local programs, such as the LEAD project which seeks to improve the lives of smallholder farmers in the rural Maputo Province of Mozambique; an innovative education program in Pakistan that has seen 800 children graduate from the program with another 2,000 currently studying in 13 model schools; the ANDA project which addresses the needs of people displaced by conflict and vulnerable communities in the Cordoba District of Colombia to complement poverty reduction efforts by the national government; and Bush Blitz, a unique species discovery program in Australia.

Our community programs are in addition to the US$9.9 billion in taxes and royalties we paid to governments and our broader economic contribution in terms of jobs, capital investment and support of local businesses.

I would like to take this opportunity to acknowledge David Crawford who will retire from the BHP Billiton Board in November 2014. David has served with distinction on the board of BHP and BHP Billiton for 20 years. In announcing our plans to create an independent global metals and mining company we said that David would become the new company’s inaugural chairman. His skills and experience make David the right person to guide the new company through its entry into the global resources sector.

In line with our planned approach to Board succession, we have appointed Malcolm Brinded to the Board as a Non-executive Director and member of the Sustainability Committee. Malcolm’s deep experience in energy, governance and sustainability will make a significant contribution to the Board.

In summary, a strong management team and over 123,000 talented employees and contractors in 21 countries have improved safety, increased production and delivered more value for shareholders and all our stakeholders. Your company does make a positive difference. BHP Billiton helps lift living standards for people around the world and we work hard to add value to the communities, regions and countries where we live and do business.

Jac Nasser AO

Chairman

1.4    Chief Executive Officer’s Report

I am pleased to report that BHP Billiton delivered a strong set of financial results in FY2014, with improvements in operating performance and safety supported by a continued focus on productivity. This performance was achieved against a background of improving economic conditions in the United States, Japan and the European Union, solid but slower Chinese economic growth and a decline in key commodity prices in a highly competitive global marketplace.

In a year of record production we had no fatalities at our operated assets and improved our total recordable injury frequency performance by nine per cent to 4.2 injuries per million hours worked. While we are encouraged to have recorded a year without fatalities, we must never rest on past performance. We will continue to relentlessly identify and manage material health and safety risks to protect our people and communities.

Annual production records were achieved at 12 of our operations and across four commodities. Western Australia Iron Ore and Queensland Coal both increased annual production volume by more than 20 per cent as we delivered more tonnes from existing infrastructure and growth projects ahead of schedule. These results were supported by our Onshore US petroleum asset delivering a 73 per cent increase in petroleum liquids production.

Our safety performance improves through our continued focus on accelerating sustainable improvements in productivity by finding more efficient and effective ways of performing day-to-day operations. We delivered more than US$6.6 billion of sustainable productivity-led gains over the last two years. There are more achievements in productivity still to come as our teams continue to innovate and learn from each other, replicating best practice and operating on a common data platform across the organisation.

We continue to invest selectively in those projects that meet our demanding criteria. In FY2014, we reduced our share of exploration and capital expenditure by 32 per cent to US$15.2 billion and expect this to decline to US$14.8 billion in FY2015. This approach has increased internal competition for capital, improved our capital efficiency and provides for long-term, sustainable shareholder value.

In August 2014, we announced a proposal to create an independent global metals and mining company based on a selection of BHP Billiton’s high-quality aluminium, coal, manganese, nickel and silver assets. Separating these assets via a demerger has the potential to unlock shareholder value by significantly simplifying the BHP Billiton Group and creating two portfolios of complementary assets. Once simplified, BHP Billiton would be almost exclusively focused on our large, long-life iron ore, copper, coal, petroleum and potash basins. With fewer assets and a greater upstream focus, BHP Billiton would be able to reduce costs and improve the productivity of our largest businesses more quickly. The proposed demerger remains subject to the receipt of satisfactory third party approvals, final Board approval and shareholder vote.

In addition to our work to simplify BHP Billiton’s portfolio, we continue to support the communities where we operate. We support local economies through employment, infrastructure development, taxes and royalties, as well as purchasing local goods and services. We are part of these communities and we strive to be a positive and active participant in community life. In FY2014, our voluntary community investment amounted to US$242 million.

We are proud that the supply of our products supports global economic growth and development, with the associated reduction in poverty and improvement in living standards. Continued global development depends on access to affordable energy and other critical resources.

Sustainable growth requires an effective response to climate change. We accept the Intergovernmental Panel on Climate Change’s assessment that warming of the climate is unequivocal, the human influence is clear, and physical impacts are unavoidable. We are taking action by focusing on reducing our emissions, increasing our preparedness for physical climate impacts and working with others, including industry and governments, to support effective responses to climate change. We will, through material investments in low-emissions technology, contribute to reducing emissions from fossil fuels. We view climate change as a critical element in our approach to risk management across our business.

In everything we do, we are guided by Our BHP Billiton Charter values of Sustainability, Integrity, Respect, Performance, Simplicity and Accountability. These are the foundation of who we are, and how we perform our role as an active and engaged corporate citizen. I am honoured to be part of a company where we live our values every day.

Finally, I would like to thank all our suppliers, customers, host communities and shareholders for their continued support over the past year as we strive to be a valued partner of choice. I would especially like to thank our employees and contractors whose commitment and contribution is the cornerstone of the success of this Company.

Andrew Mackenzie

Chief Executive Officer

1.5    Our strategy and business model

1.5.1    Our consistent strategy

Our purpose

Our corporate purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.

Our strategy

Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.

Our unique position in the resources industry is due to our proven and consistent strategy. In line with our strategy, we pursue growth opportunities consistent with our core skills of:

•	evaluating, developing and extracting resources in our Businesses;

•	distributing and selling our products, and managing financial risk associated with our revenue through Marketing;

•	defining and governing world-class functional standards, which are implemented Group-wide through our Group Functions.

We operate in a dynamic external environment and this strategy has delivered strong company performance over time which, in turn, underpins the creation of long-term sustainable value for our shareholders, customers, employees and the communities in which we operate. We aim to deliver long-term sustainable value rather than focusing on short-term returns.

Our values

In pursuing our strategy through all stages of the economic and commodity cycles, we are guided by Our BHP Billiton Charter values of Sustainability, Integrity, Respect, Performance, Simplicity and Accountability.

Our overriding commitment is to ensuring the safety of our people, and respecting our environment and the communities in which we work. This commitment informs everything we do and influences every aspect of our work.

Operational capability is fundamental to our strategy. It is reflected in Our Charter, in particular our values of Performance – achieving superior business results by stretching our capabilities, and Simplicity – focusing our efforts on the things that matter most.

Our success factors

We are successful when:

•	our people start each day with a sense of purpose and end the day with a sense of accomplishment;

•	our communities, customers and suppliers value their relationships with us;

•	our asset portfolio is world-class and sustainably developed;

•	our operational discipline and financial strength enables our future growth; and

•	our shareholders receive a superior return on their investment.

Our key performance indicators presented in section 1.10 of this Annual Report enable our Group Management Committee (GMC) to measure our performance.

1.5.2    Our business model

Exploration and evaluation

•	Discovery through brownfield and greenfield exploration.

•	Evaluating our portfolio.

•	Divestment and acquisition.

Over the past six years, brownfield exploration has increased our reserve base around our portfolio of existing assets in large resource basins, which now provide us with significant growth opportunities. This has allowed us to reduce brownfield exploration expenditure and rationalise our greenfield exploration program to focus on copper in Chile and Peru and conventional oil and gas, predominantly offshore in the Gulf of Mexico and Western Australia.

We evaluate the results of our brownfield and greenfield exploration to identify future growth projects consistent with our strategy to own and operate large, long-life, low-cost, expandable, upstream assets. We also continually evaluate our portfolio and consider divestment and acquisition opportunities.

Development

•	Evaluating and developing projects.

The evaluation and development of large-scale resource projects generates significant value for BHP Billiton. We have a number of high-quality growth projects currently under development. We also have a large number of growth opportunities in our project pipeline in varying stages of evaluation.

In our development process, these projects progress through feasibility to execution only after external approvals. Our rigorous internal review process requires projects to pass through various tollgates for internal approvals at each stage, including Board approval for major projects.

Potential expansion projects must compete for capital in BHP Billiton and are only approved if they meet our strict criteria for investment.

Extraction, processing and transportation

•	Open-pit and underground mining.

•	Extracting conventional and unconventional oil and gas.

•	Processing and refining.

Across our global operations, the diversification of our portfolio of assets by commodity, geography and market continues to be one of our differentiating features. Our goal is to safely operate all our assets at capacity through mining, extracting, processing and transporting commodities.

We continue to set production records at a number of assets. Through the development and use of standard operating practices and technology, we are driving efficiencies through improved capital intensity, labour productivity and increased utilisation of plant and machinery.

Our extraction and processing activities are mindful of our ongoing sustainability obligations, including rehabilitation at the end of the asset life.

Marketing and logistics

BHP Billiton’s Marketing network manages the Group’s revenue line and is responsible for:

•	Selling the Group’s products and purchasing all major raw materials.

•	Supporting the Businesses to maximise the value of upstream resources.

•	Managing the supply chain to customers.

•	Achieving market clearing prices for the Group’s products.

•	Developing the Group-wide view of the markets and future pricing.

The primary hub for our marketing activities is Singapore, while our marketing of oil and gas is headquartered in Houston, United States. In addition, we have marketers located close to our customers in 14 cities around the world.

Marketing’s responsibilities require an active presence in the various commodities markets, the global freight market and the crude and gas pipeline transportation market, through which we manage the supply chain for our products and develop strong integrated relationships between our Businesses and our customers.

Our market insight is strengthened by the multi-commodity nature of our organisation, our proximity to our customers and the flow of information in our centralised marketing structure.

A description of our risk factors, including those that impact our business model, and our approach to risk management are presented in section 1.7 of this Annual Report.

1.5.3    External factors and trends

Economic outlook

The global economy grew at a moderate rate in FY2014. Momentum in the United States, Japan and the United Kingdom was underpinned by central bank monetary policy. Europe’s economy improved marginally, although the recovery was constrained by high levels of unemployment. Emerging markets, including China, experienced a moderate slowdown.

In a relative sense, the Chinese economy continues to grow strongly with signs that it is rebalancing. Consumption continued to be supported by higher household incomes while fixed asset investment softened, led by the property sector, as the central bank restricted access to credit. Rapid credit growth in the non-bank financial sector remained an important concern for policy makers.

We remain confident in the short-term to medium-term outlook for the Chinese economy. Measured stimulus recently introduced by the government demonstrates their commitment to maintain economic growth above seven per cent. We believe consumption and services will continue to increase in importance, while the market’s role in allocating capital will be enhanced. Greater transparency within the fiscal system is also expected to reshape the relationship between central and local government.

The underlying performance of the US economy continued to improve despite the significant disruption caused by severe weather in the March 2014 quarter. The curtailment of quantitative easing appears to have had a limited impact on sentiment as a solid increase in demand reflects a stronger labour market, rising disposable incomes, and higher equities and housing prices. Business investment has been a weak link in the recovery so far as companies have responded slowly to better economic conditions, despite higher levels of profitability. An increase in capital spending by the global business community will be required to sustain the recovery in the medium term.

The Japanese economy has responded strongly to expansionary monetary and fiscal policy over the past year. Investment spending and wages increased as corporate profits benefited from the depreciation of the Yen, while an increase in the national sales tax in April had a limited impact on consumption. These factors have increased the potential for faster growth in the short term, although a longer-term, sustainable recovery will be contingent on the scale and speed of structural reform.

With regard to the global economy, stronger US growth and an associated tightening of monetary policy could result in the rapid outflow of capital from emerging economies. However, developing nations with sound macroeconomic fundamentals would be less likely to experience a severe impact from this transition.

Climate change

The physical impacts of climate change on our operations are uncertain and particular to geographic circumstances. In addition, a number of national governments have already introduced or are contemplating the introduction of regulatory responses to greenhouse gas emissions from the combustion of fossil fuels to address the impacts of climate change. These physical effects and regulatory responses may adversely impact the productivity and financial performance of our operations.

Other external factors and trends

A number of external factors and trends have had and may continue to have a material impact on our financial condition and results of operations, as described in section 1.15.1 of this Annual Report. These factors include commodity prices, exchange rates, changes in product demand and supply, and operating costs.

The chart below presents the movements in annual average prices in our core Business commodities over the past 10 years to 30 June 2014. Over most of this period we have benefited from generally rising commodity prices while our diversified portfolio provides resilience to decreases in the price of some commodities.

Commodity prices 2005–2014

Commodity prices have generally declined over the past three fiscal years and this trend has continued post 30 June 2014. A summary of the pricing trends for our most significant commodities for FY2014 is presented in section 1.15.1 of this Annual Report, along with movements in the year end commodity price of 10 per cent or more subsequent to 30 June 2014 (as at 31 August 2014).

1.5.4    Corporate planning

At BHP Billiton, we have a long-standing and robust corporate planning process, which is central to the effective development and delivery of our strategy.

Our planning process continuously reviews our strategy against a constantly changing external environment and the risks and opportunities this presents, to optimise both our returns to our shareholders, and our broader contribution to society.

Core principles

The corporate planning process is designed with the following core principles:

•	Board and GMC ownership and regular review of strategy and strategic priorities.

•	Clear accountabilities – regular engagement through ‘Appraisals’ by the GMC with the Businesses, Marketing and Group Functions.

•	Alignment – consistent and integrated Business, Marketing and Group Functions planning process with individual plans aggregated to form the overall corporate plan.

•	Long to short – long-term strategic plans are followed by short-term delivery plans.

•	Robustness – our plan should be resilient under both a range of long-term scenarios and short-term shock events.

Corporate planning framework

The flowchart below illustrates our corporate planning framework.

An annual Board Strategic Planning review is the start of each Corporate planning cycle, where the GMC and the Board actively discusses the Group’s strategy. A key outcome is the CEO Message to all employees which sets the long-term direction of the Group and aligns expectations.

The Directional Planning (long-term strategic planning) phase begins with the CEO Message and the issuing of long-term scenarios. Businesses use the CEO Message and scenarios to prepare their Directional Plans, which include life of asset resource plans. Plans are discussed with the GMC at the Business Directional Appraisals.

We prepare a Group-wide 20-year Plan which includes input from the Businesses’ Directional Plans. A total annual capital allocation limit is set to maximise total shareholder returns, while ensuring financial risks are appropriately mitigated. Within this capital ceiling, major growth options are optimally sequenced over the 20-year Plan through our capital allocation process.

The capital allocation process includes analysis of net present value (NPV), internal rates of return (IRR), return on capital (ROC) and margin analysis to inform decision-making. This process is further described in section 1.6.3 of this Annual Report. All available growth options are assessed and prioritised to generate a high-value and capital-efficient portfolio which provides flexibility to return excess cash to shareholders. The increased competition for capital has improved our capital productivity.

The Delivery Planning (short-term to mid-term planning) phase begins with the CEO Letter of Intent which provides capital guidance and sets the context for the Business five-year plans and two-year budgets. Again, plans are discussed with the GMC, this time at the Business Delivery Appraisals.

We believe that the rigour of our corporate planning process, combined with the flexibility it provides the Group to quickly respond to an inherently dynamic external environment, is essential to maximise total shareholder returns.

Scenarios

The corporate planning process is underpinned by scenarios that encompass a wide spectrum of potential outcomes for key global uncertainties driven by factors external to BHP Billiton. Designed to interpret technical, economic, political and global governance trends facing the resources industry, the scenarios offer a means by which to explore potential portfolio discontinuities and opportunities, as well as to test the robustness of decisions.

It should be noted that the scenarios do not constitute preferred outcomes for BHP Billiton. The Company’s approach to critical global challenges, such as the importance of addressing climate change, continues to be based on Our Charter values, including our value of Sustainability. Our position on climate change is discussed further in section 1.6.1.

The starting point of our scenario development is the construction of a Central Case, built through an in-depth, bottom up analysis using rigorous processes, benchmarked with external views, thoroughly reviewed and endorsed annually by the GMC and the Board. Currently our Central Case considers expected levels of US economic recovery, progressive development of China and India, integration of developing economies into a multi-polar economic environment, as well as action on climate change centred on national policies with short-term prioritisation to adaptation and a long-term shift to mitigation.

The scenarios are designed to be divergent, but also plausible and internally consistent, spanning different potential future business environments. A description of the key characteristics of each of our scenarios is summarised below:

•	Good global growth underpinned by significant technological breakthroughs. Climate change science and need to act is acknowledged globally, resulting in global cooperation to mitigate carbon emissions and consumer pull for green products and services.

•	Strong global growth, liberal trade flows, significant investment in research and technology underpinned by high gross domestic product (GDP), and a coordinated response to addressing climate change.

•	Solid economic growth, potential new supply from key resource basins failing to meet expectations, climate change remains a secondary issue with research focused on adaptive technology to address greater pollution, and renewable energy technologies progressing above expectations.

•	A future state enmeshed in stagnation and protectionism, regional conflicts abound, domestic resources are prioritised for consumption even if sub-economic, low investment in research and development, and climate change commitments are abandoned in favour of adaptation.

Alongside scenarios, associated signposts (trends) and triggers (events) allow early awareness for the potential advent of a scenario, offering a powerful decision-making tool. For example, rising GDP per capita in key commodity importing countries is a signpost to an earlier shift to consumption driven economies. Another example of a potential trigger is if an accord on climate change were to be ratified during the 2015 United Nations Framework Convention on Climate Change Conference of the Parties, and then enacted globally.

We believe that our uniquely diversified portfolio is robust, both across these scenarios, and also shorter-term shock events. As an example, in a severely carbon constrained world, we believe there is significant upside for our potash and uranium commodities, and also for our high-quality hard coking coal (lower smelting emissions) and iron ore lump product (direct blast furnace feed), while copper is resilient. In aggregate these mitigate potential negative impacts in other commodities, given the relatively short pay-back periods for most present and future investments in fossil fuel production. Conversely, our portfolio allows us to capture upsides in an environment where developing countries experience strong global growth.

1.6    Strategic priorities

Our Group Management Committee (GMC) maintains a strong focus on the following strategic priorities in order to execute the Company’s strategy. A number of these priorities are monitored by the GMC using the key performance indicators as presented in section 1.10 of this Annual Report.

1.6.1    Continue to operate sustainably

We will continue to operate sustainably with our focus on the following areas:

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

Support sustainable development of our host communities

We are a global company that values our host communities. We strive to be part of the communities in which we operate and through all our interactions seek to foster meaningful long-term relationships, which respect local cultures and create lasting benefits. Our contribution to our host communities is broad ranging. Through employment, taxes and royalties, we support local, regional and national economies. We purchase local goods and services and develop infrastructure that benefits entire communities.

We voluntarily invest one per cent of our pre-tax profit (calculated on the average of the previous three years’ pre-tax profit) in community programs that aim to have a long-lasting, positive impact on people’s quality of life. This includes implementing new and supporting existing community projects. During FY2014, our voluntary community investment totalled US$241.7 million, comprising US$141.7 million in cash, in-kind support and administrative costs, and a US$100 million contribution to the BHP Billiton Foundation.

Strategic approach to climate change

As energy demand continues to increase, the global challenge of climate change remains a priority for our organisation. We are taking action by focusing on reducing our emissions, increasing our preparedness for physical climate impacts and working with others, including industry and governments, to support effective responses to climate change. Our approach to investment decision-making and portfolio management and the diversity of our overall portfolio positions us not only to manage and respond to change, but also to capture opportunities to grow shareholder value over time.

Our position on climate change

We accept the Intergovernmental Panel on Climate Change’s (IPCC) assessment of climate change science which has found that warming of the climate is unequivocal, the human influence is clear and physical impacts are unavoidable.

We believe that:

•	The world must pursue the twin objective of:

–	limiting climate change to the lower end of the IPCC emission scenarios in line with current international agreements; while

–	providing access to the affordable energy required to continue the economic growth essential for maintaining living standards and alleviating poverty.

•	Under all current plausible scenarios, fossil fuels will continue to be a significant part of the energy mix for decades.

•	There needs to be an acceleration of effort to drive energy efficiency, develop and deploy low-emissions technology and adapt to the impacts of climate change.

•	There should be a price on carbon, implemented in a way that addresses competitiveness concerns and achieves lowest cost emissions reductions.

We will:

•	continue to take action to reduce our emissions;

•	build resilience of our operations, investments, communities and ecosystems to climate change impacts;

•	recognising their role as policy makers, seek to enhance the global response by engaging with governments;

•	work in partnership with resource sector peers to improve sectoral performance and increase industry’s influence in policy development to deliver effective long-term regulatory responses;

•	through material investments in low-emission technology, contribute to reducing emissions from the use of fossil fuels.

Further information on our sustainability commitments, standards and performance can be found in sections 1.14 of this Annual Report.

Additional information is also available in the Sustainability Report 2014, which can be found online at www.bhpbilliton.com.

1.6.2    Creating a more productive organisation

We are focused on achieving sustainable improvement in productivity across all aspects of our business. We believe our systems, structures, culture, people and portfolio should enable the creation of a competitive advantage by working smarter to safely deliver greater volume growth from existing plant and equipment at lower unit costs.

During the past year, we have continued to implement and embed our Operating Model, which guides how we work, defines how we are organised and enables the measurement of operational and financial performance across the Group. The Operating Model lays the foundation for sustainable productivity gains by supporting the building of capability, eliminating the duplication of effort and enabling the rapid identification and deployment of best practices.

Recognising that culture also drives performance, BHP Billiton is continuing to create an inclusive environment where every employee feels engaged. We want our people to feel listened to, be motivated to contribute to their potential and work together to unlock world-class productivity from the ground up. We support the development of our people and encourage our teams to learn from each other, identify more productive ways of working and achieve functional excellence across the Group.

Following the October 2013 completion of our deployment of 1SAP, our single Group-wide common enterprise resource planning system, we are now using common world-class business processes, standard metrics and reports that are supported by robust data. The implementation of 1SAP across the organisation supports our ability to pursue sustained improvement through the application of standard processes and performance transparency.

Our long-term commitment to improve productivity across the organisation has the potential to create significant value for shareholders and other stakeholders. Our focus on productivity has already resulted in significant improvement in operating performance at each of our major Businesses this year and record output at 12 operations.

Case study: Cost and time reductions in Petroleum’s Onshore US shale drilling and completions

Objective: To reduce the time and cost required to put each well online.

Approach: Opportunities were identified through statistical analysis and comparison against internal best practice and external benchmarks. Improvements in performance were sought in three areas: engineering (changes in the design of each well); operations (changes in how operations are conducted in the field); and supply (shifts in what and how goods and services are procured and delivered).

Outcomes: Rig mobilisation times have been cut by 12 per cent in FY2014 through the development and implementation of an optimised rig move procedure. The average drilling time for a shale gas well has declined in FY2014, while the productivity of hydraulic fracturing crews (stages completed per crew per month) has grown in FY2014.

Productivity results: Overall, total Onshore US shale drilling costs per well decreased by 15 per cent in FY2014.

1.6.3    Disciplined approach to capital management

Our priorities for capital management remain unchanged. The quality of our assets and adherence to our strategy has differentiated our performance and maximised shareholder returns by allocating capital in a disciplined manner.

Our diversified and high-margin portfolio delivers a higher return on capital with lower volatility, when compared with many peers. Over the last 10 years, we have returned US$64 billion to shareholders in the form of dividends and buy-backs.

Many of the areas to which we direct our cash flow are interconnected. In order to make capital allocation decisions, we test each decision against a range of short-term and long-term criteria across several scenarios. We aim to optimise for net present value (NPV), return on capital (ROC), internal rate of return (IRR) and margin, while remaining mindful of portfolio construction and cash flow at risk. No single metric can dominate the process given the potential to create imbalances and all alternatives, including an investment in our own shares, actively compete.

Our portfolio remains a key point of difference. However, because it is opportunity-rich, capital discipline is more important. By reducing annual expenditure, we have created even more competition for capital and we have sharpened our focus on our core commodities and our high-margin major basins.

Given our portfolio of long-life orebodies, we also consider the value of future options as we must preserve their value at low cost.

The following factors are considered when making capital allocation decisions:

A strong balance sheet

Our solid ‘A’ credit rating provides flexibility and access to debt capital markets. The Group’s balance sheet continued to strengthen during FY2014. As at 30 June 2014, net debt was US$25.8 billion, a decrease of US$1.7 billion compared to the net debt position at 30 June 2013. As at 30 June 2014, the Group’s cash and cash equivalents on hand were US$8.8 billion.

During FY2014, the Group issued a four tranche Global Bond totalling US$5 billion comprising US$500 million Senior Floating Notes due 2016 paying interest at three-month US dollar LIBOR plus 25 basis points, US$500 million 2.050 per cent Senior Notes due 2018, US$1.5 billion, 3.850 per cent Senior Notes due 2023, and US$2.5 billion 5.000 per cent Senior Notes due 2043.

These funds and our balance sheet capacity were used to meet a series of financing commitments, including debt repayments of US$7.2 billion and dividend payments of US$6.4 billion.

Progressive base dividend

BHP Billiton has a progressive dividend policy. The aim of this policy is to steadily increase or at least maintain our base dividend in US dollars at each half-yearly payment. Our progressive base dividend is the minimum annual distribution that a shareholder should expect and is expected to grow broadly in accordance with the growth of our business.

On 19 August 2014, the Board determined a final dividend for the year of 62 US cents per share. Together with the interim dividend of 59 US cents per share paid to shareholders on 26 March 2014, this brought the total dividend determined for the year to 121 US cents per share, a 4.3 per cent increase over the previous year’s full-year dividend of 116 US cents per share.

Year ended 30 June	2014	2013	2012
Dividends determined in respect of the period (US cents per share)
Interim dividend	59.0	57.0	55.0
Final dividend	62.0	59.0	57.0

	121.0	116.0	112.0

Internal competition for capital investment

By reducing annual capital expenditure and increasing competition for capital within the Group, we have prioritised higher quality growth at a higher average rate of return on incremental investment. We continue to invest selectively in those projects that meet our criteria.

During FY2014, eight projects were completed, including:

•	Macedon (Petroleum), which delivered first petroleum production in the September 2013 quarter. Our share of development costs was approximately US$1.2 billion.

•	North West Shelf North Rankin B Gas Compression (Petroleum), which delivered first gas production in the December 2013 quarter. Our share of development costs was approximately US$721 million as of 30 June 2014.

•	Jimblebar mine expansion (Iron Ore), which delivered first iron ore production in the September 2013 quarter. Our share of development costs was approximately US$3.4 billion.

•	Port blending facilities and rail yard (Iron Ore), which was completed in the December 2013 quarter. The project was delivered at a cost of US$1.1 billion (BHP Billiton share US$916 million).

•	Samarco fourth pellet plant (Iron Ore), which delivered first iron ore pellet production in the March 2014 quarter. The final spend of the project was US$3.2 billion (BHP Billiton share US$1.6 billion).

•	Caval Ridge (Coal), which delivered first metallurgical coal production in the June 2014 quarter. BHP Billiton’s share of the project’s cost was US$1.9 billion.

Eight major projects were in execution at 30 June 2014. Seven of our development projects are brownfield in nature, which are inherently lower risk than new greenfield projects.

Capital expenditure

Capital and exploration expenditure is disclosed for each Business in the table below.

Year ended 30 June	2014	2013	2012
	US$M	US$M	US$M
Capital and exploration expenditure (1)
Petroleum and Potash	7,070	8,439	7,063
Copper	3,873	4,204	3,889
Iron Ore	3,118	6,196	4,745
Coal	2,379	3,665	3,277
Aluminium, Manganese and Nickel	542	950	2,020
Group and unallocated items	21	140	136

BHP Billiton Group	17,003	23,594	21,130

(1)	Capital expenditure is presented on a cash basis and excludes capitalised interest, but includes capitalised exploration. Exploration expenditure is capitalised in accordance with our accounting policies, as set out in note 1 ‘Accounting policies’ in the Financial Statements.

Capital expenditure encompasses expenditure on major projects, as set out in section 2.4 of this Annual Report, and capital expenditure on sustaining and other items.

Year ended 30 June	2014	2013	2012
	US$M	US$M	US$M
Capital expenditure
Growth	13,130	18,678	14,994
Sustaining and other	2,863	3,565	3,643

Total	15,993	22,243	18,637

Exploration expenditure
Petroleum	600	675	1,355
Minerals	410	676	1,138

Total	1,010	1,351	2,493

Total capital and exploration expenditure (cash basis)	17,003	23,594	21,130

Add: equity accounted investments	871	1,493	1,164
Less: capitalised deferred stripping	(1,421)	(1,650)	(1,531)
Less: non-controlling interests	(1,272)	(1,146)	(970)

Total capital and exploration expenditure (BHP Billiton share)	15,181	22,291	19,793

BHP Billiton’s share of capital and exploration expenditure declined by 32 per cent during FY2014 to US$15.2 billion. Our rate of investment is expected to decline further in FY2015 with planned capital and exploration expenditure of approximately US$14.8 billion (BHP Billiton share).

A detailed discussion of our project pipeline (including projects approved after 30 June 2014) is located in section 2.4 of this Annual Report.

Returning excess capital to shareholders

During the last 10 years, we supplemented our progressive base dividend by returning excess capital to shareholders and returned US$23 billion in the form of buy-backs, which is almost 35 per cent of total capital returned.

We have now returned US$64 billion in the form of dividends and buy-backs over the last 10 years, equivalent to an underlying payout ratio of approximately 50 per cent.

We continue to focus on the things we can control to maximise free cash flow, like productivity and the rate at which we invest. The pace at which our balance sheet strengthens, however, will also depend on external factors like prices and foreign exchange rates. We monitor this closely and seek to return excess cash consistently and predictably.

1.6.4    Active management of our portfolio

We are concentrating our efforts on those basins where we enjoy economies of scale and a competitive advantage. Our focus on four major Businesses of Iron Ore, Petroleum, Copper, and Coal, with Potash as a potential fifth, provides the benefits of diversification.

Proposed demerger of assets

On 19 August 2014, we announced a plan to create an independent global metals and mining company based on a selection of our high-quality aluminium, coal, manganese, nickel and silver assets.

As a result of the growth of our major Businesses and the Group’s substantial investment in recent years, BHP Billiton now has two great companies embedded within its portfolio. Separating these assets via a demerger has the potential to unlock shareholder value by significantly simplifying the Group.

BHP Billiton’s continued diversification

If the demerger is approved, we would focus almost exclusively on our large, long-life iron ore, copper, coal, petroleum and potash basins. By concentrating on the development and operation of these basins, BHP Billiton expects to reduce costs and improve productivity more quickly.

Following the demerger, BHP Billiton would have a simpler portfolio with fewer assets and a greater focus on upstream operations.

BHP Billiton would remain:

•	the largest exporter of metallurgical coal;

•	a global top three producer of iron ore;

•	a global top four exporter of copper concentrate;

•	the largest overseas investor in onshore US shale;

•	the developer of the world’s best undeveloped potash resource in Saskatchewan, Canada.

Consistent with our established strategy, our portfolio provides broad exposure to steelmaking raw materials, copper, energy and potentially agricultural markets and will remain diversified by commodity, geography and market.

Our Charter values and commitment to putting health and safety first, being environmentally responsible and supporting the communities in which we operate will remain unchanged.

We will continue to simplify our portfolio and as part of this process are reviewing our Nickel West, New Mexico Coal and smaller petroleum assets.

A new global metals and mining company

The new company would have assets in five countries. Many of its operations are among the most competitive in their industries. Its assets would include:

•	BHP Billiton’s integrated Aluminium business;

•	Cannington silver;

•	Energy Coal South Africa;

•	Illawarra metallurgical coal;

•	Cerro Matoso nickel;

•	BHP Billiton’s Manganese business.

By tailoring its approach, and retaining some elements of BHP Billiton’s common systems and processes, the new company would be designed to operate safely, reduce overheads and deliver improved performance.

Management, board and listings

It is proposed that the Chairman of the new company would be David Crawford, who will retire from the BHP Billiton Board in November 2014. Graham Kerr, BHP Billiton’s Chief Financial Officer, would assume the role of Chief Executive Officer of the new company, based in Perth. It is intended that Keith Rumble will become a Non-executive Director of the new company that BHP Billiton plans to form in the proposed demerger. Mr Rumble would retire from the BHP Billiton Board at the time the shareholders vote on this demerger proposal. The BHP Billiton Board also intends to nominate Xolani Mkhwanazi, currently BHP Billiton’s Chairman South Africa, as a Non-executive Director of the new company.

The importance of South Africa to the new company would be reflected in the formation of its board and management team, as well as its commitment to the country’s economic development and transformation objectives.

The new company is intended to be listed on the Australian Securities Exchange (ASX) with an inward secondary listing on the Johannesburg Stock Exchange (JSE).

A responsible operator

The new company would be committed to responsible environmental management, the safe operation of its assets and to making a positive contribution to its host communities and nations. BHP Billiton’s existing community commitments will be fulfilled, while the new company would foster its own partnerships and establish its own community programs.

BHP Billiton shareholders

BHP Billiton Limited and Plc shareholders would be entitled to 100 per cent of the shares in the new listed company through a pro-rata, in-specie distribution, as well as retaining their existing shares in the Group.

Subject to final Board approval to proceed, shareholder approval and the receipt of satisfactory third party approvals, the demerger is expected to be completed in the first half of the 2015 calendar year.

Targeted divestment program

We also continue to execute a targeted divestment program, with major transactions totalling US$6.7 billion completed since FY2013. The transactions completed during FY2014 included:

•	the sale of the Pinto Valley mining operation and the associated San Manuel Arizona Railroad Company to Capstone Mining Corp for an aggregate cash consideration of US$653 million;

•	the sale of our interest in our Onshore US South Midland shale operation, located in the Permian Basin, to EP Energy for a cash consideration of US$153 million;

•	the sale of Liverpool Bay, comprising a 46.1 per cent interest in five producing offshore oil and gas fields in the Irish Sea, United Kingdom and the Point of Ayr onshore processing plant in northern Wales and associated infrastructure. The sale was completed on 31 March 2014 to ENI ULX Limited for a cash consideration of US$29 million; and

•	the extension of our Western Australia Iron Ore long-term joint venture relationship with ITOCHU and Mitsui to include Jimblebar, following the issuing of equity on 10 July 2013 in a subsidiary company, for which BHP Billiton received a total consideration of US$1.5 billion in shares and loans of the subsidiary.

1.7    Our management of risk

1.7.1    Approach to risk management

We believe the identification and management of risk is central to achieving our corporate purpose of creating long-term shareholder value.

Risk can present itself in many forms, has the potential to impact our health and safety, environment, community, reputation, regulatory, market and financial performance and thereby the achievement of our corporate purpose.

By understanding and managing risk, we provide greater certainty and confidence for our shareholders, employees, customers, suppliers, and for the communities in which we operate. Successful risk management can be a source of competitive advantage.

Our risks are viewed and managed on a Group-wide basis. The natural diversification in our portfolio of commodities, geographies, currencies, assets and liabilities is a key element in our risk management approach.

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

Risk issues are identified, analysed and assessed in a consistent manner. Performance requirements exist for the identification, assessment, control and monitoring of material risk issues that could threaten our corporate purpose and business plans. These include:

•	The potential for impacts on the achievement of our corporate purpose and business plans is identified through risk assessments using approved materiality and tolerability criteria. The severity of any risk event is assessed according to a matrix that describes the degree of harm, injury or loss from the most severe impact associated with that risk event, assuming reasonable effectiveness of controls.

•	A risk assessment (risk identification, risk analysis, including likelihood and impact assessment and risk evaluation) is conducted for material risk issues.

•	Risk controls are designed, implemented, operated and assessed to produce a residual risk that is tolerable. Performance standards are established for critical controls over material risks with supporting verification processes.

We have established processes that apply when entering or commencing new activities in high-risk countries. Risk assessments and a supporting risk management plan are required to ensure that potential reputation, legal, business conduct and corruption-related exposures are managed and legislative compliance is maintained, including relevant anti-corruption legislation and the application of any sanctions or trade embargos.

Our risk management governance approach is described in sections 3.14.1 and 3.15 of this Annual Report.

1.7.2    Risk factors

We believe that because of the international scope of our operations and the industries in which we are engaged, there are numerous factors that may have an adverse effect on our results and operations. The following describes the material risks that could affect BHP Billiton.

External risks

Fluctuations in commodity prices and impacts of ongoing global economic volatility may negatively affect our results, including cash flows and asset values

The prices we obtain for our oil, gas and minerals are determined by, or linked to, prices in world markets, which have historically been subject to substantial volatility. Our usual policy is to sell our products at the prevailing market prices. The diversity provided by our relatively broad portfolio of commodities does not insulate the effects of price changes. Fluctuations in commodity prices can occur due to price shifts reflecting underlying global economic and geopolitical factors, industry demand, increased supply due to the development of new productive resources, technological change, product substitution and national tariffs. We are particularly exposed to price movements in iron ore, coal, copper, and oil and gas. For example, a US$1 per tonne decline in the average iron ore price and US$1 per barrel decline in the average oil price would have an estimated impact on FY2014 profit after taxation of US$112 million and US$54 million, respectively. Volatility in global economic growth, particularly in the developing economies, has the potential to adversely impact future demand and prices for commodities. The impact of potential long-term sustained price shifts and short-term price volatility, including the effects of unwinding the sustained monetary stimulus in the United States, creates the risk that our financial and operating results including cash flows and asset values, will be materially and adversely affected by unforeseen declines in the prevailing prices of our products.

Our financial results may be negatively affected by currency exchange rate fluctuations

Our assets, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the countries in which we operate. Fluctuations in the exchange rates of those currencies may have a significant impact on our financial results. The US dollar is the currency in which the majority of our sales are denominated. Operating costs are influenced by the currencies of those countries where our mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian dollar, South African rand, Chilean peso, Brazilian real and US dollar are some of the currencies influencing our operating costs. Over recent years, higher exchange rates (compared to the US dollar) of currencies in which the majority of our operating costs are incurred have and may continue to adversely impact our profit margins. Given the dominant role of the US currency in our affairs, the US dollar is the currency in which we present financial performance. We do not generally believe that active currency hedging provides long-term benefits to our shareholders. From time to time, we consider currency protection measures appropriate in specific commercial circumstances, subject to strict limits established by our Board.

Reduction in Chinese demand may negatively impact our results

The Chinese market has been driving global materials demand and pricing over the past decade. Sales into China generated US$23.3 billion (FY2013: US$20.1 billion) or 34.7 per cent (FY2013: 30.4 per cent) of our revenue in FY2014. The FY2014 sales into China by Business included 64.9 per cent Iron Ore, 17.8 per cent Copper, 8.5 per cent Coal, 6.6 per cent Aluminium, Manganese and Nickel and 2.2 per cent Petroleum. A slowing in China’s economic growth could result in lower prices and less demand for our products and negatively impact our results including cash flows.

Actions by governments or political events in the countries in which we operate could have a negative impact on our business

We have operations in many countries around the globe, which have varying degrees of political and commercial stability. We operate in emerging markets, which may involve additional risks that could have an adverse impact on the profitability of an operation. These risks could include terrorism, civil unrest, nationalisation, renegotiation or nullification of existing contracts, leases, permits or other agreements, restrictions on repatriation of earnings or capital and changes in laws and policy, as well as other unforeseeable risks. Risks relating to bribery and corruption, including possible delays or disruption resulting from a refusal to make so-called facilitation payments, may be prevalent in some of the countries in which we operate. If any of our major operations are affected by one or more of these risks, it could have a negative effect on our operations in those countries, as well as the Group’s overall operating results and financial condition.

Our operations are based on material long-term investments that are dependent on long-term fiscal stability and could be adversely impacted by changes in fiscal legislation. The natural resources industry continues to be regarded as a source of tax revenue and can also be impacted by broader fiscal measures applying to business generally.

Our business could be adversely affected by new government regulations, such as controls on imports, exports, prices and greenhouse gas emissions. Increasing requirements relating to regulatory, environmental and social approvals can potentially result in significant delays in construction and may adversely affect the economics of new mining and oil and gas projects, the expansion of existing operations and results of our operations. Infrastructure, such as rail, ports, power and water, is critical to our business operations. We have operations or potential development projects in countries where government-provided infrastructure or regulatory regimes for access to infrastructure, including our own privately operated infrastructure, may be inadequate or uncertain or subject to legislative change. These may adversely impact the efficient operations and expansion of our Businesses.

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

These regulations are complex, difficult to predict and outside our control and could negatively affect our Company, future results and our financial condition.

Business risks

Failure to discover or acquire new resources, maintain reserves or develop new operations could negatively affect our future results and financial condition

The demand for our products and production from our operations results in existing reserves being depleted over time. As our revenues and profits are derived from our oil and gas and minerals operations, our results and financial condition are directly related to the success of our exploration and acquisition efforts, and our ability to generate reserves to meet our production requirements. Exploration activity occurs adjacent to established operations and in new regions, in developed and less-developed countries. These activities may increase land tenure, infrastructure and related political risks. A failure in our ability to discover or acquire new resources, maintain reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves could negatively affect our results, financial condition and prospects.

Future deterioration in commodities pricing may make some existing reserves uneconomic. Our actual drilling activities and future drilling budget will depend on our mineral inventory size and quality, drilling results, commodity prices, drilling and production costs, availability of drilling services and equipment, lease expirations, transportation pipelines and other infrastructure constraints, regulatory approvals and other factors.

There are numerous uncertainties inherent in estimating mineral and oil and gas reserves. Geological assumptions about our mineralisation that are valid at the time of estimation may change significantly when new information becomes available. Estimates that the indicated amount of reserves will be recovered or that it will be recovered at the cost we anticipate are based on uncertain assumptions. The uncertain global financial outlook may affect economic assumptions related to reserve recovery and may require reserve restatements. Reserve restatements could negatively affect our results and prospects.

Potential changes to our portfolio of assets through acquisitions and divestments may have a material adverse effect on our future results and financial condition

We regularly review the composition of our asset portfolio and from time to time may add assets to the portfolio or divest assets from the portfolio. There are a number of risks associated with such acquisitions or divestments. These include adverse market reaction to such changes or the timing or terms on which such changes are made, the imposition of adverse regulatory conditions and obligations, commercial objectives not being achieved as expected, unforeseen liabilities arising from such changes to the portfolio, sales revenues and operational performance not meeting our expectations, anticipated synergies or cost savings being delayed or not being achieved, inability to retain key staff and transaction-related costs being more than anticipated. These factors could negatively affect our reputation, future results and financial condition.

Increased costs and schedule delays may adversely affect our development projects

Although we devote significant time and resources to our project planning, approval and review process, many of our development projects are highly complex and rely on factors that are outside our control, which may cause us to underestimate the cost or time required to complete a project. For instance, accidents during development projects may cause setbacks or cost overruns, required licences, permits or authorisations to build a project may be unobtainable at anticipated costs, or may be obtained only after significant delay and market conditions may change making a project less profitable than initially projected.

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

Financial risks

If our liquidity and cash flow deteriorate significantly it could adversely affect our ability to fund our major capital programs

We seek to maintain a solid ‘A’ credit rating as part of our strategy. However, fluctuations in commodity prices and the ongoing global economic volatility may adversely impact our future cash flows and ability to access capital from financial markets at acceptable pricing. If our key financial ratios and credit rating are not maintained, our liquidity and cash reserves, interest rate costs on borrowed debt, future access to financial capital markets and the ability to fund current and future major capital programs could be adversely affected.

We may not recover our investments in mining, oil and gas assets, which may require financial write-downs

One or more of our assets may be impacted by changed market or industry structures, commodity prices, technical operating difficulties, inability to recover our mineral, oil or gas reserves and increased operating cost levels. These may cause us to fail to recover all or a portion of our investment in mining and oil and gas assets and may require financial write-downs, including goodwill adversely impacting our financial results.

The commercial counterparties we transact with may not meet their obligations, which may negatively impact our results

We contract with a large number of commercial and financial counterparties, including end-customers, suppliers and financial institutions. Global economic volatility continues to strain global financial markets, with tighter liquidity in China and uncertain business conditions generally. We maintain a ‘one book’ approach with commercial counterparties to ensure all credit exposures are quantified. Our existing counterparty credit controls may not prevent a material loss due to credit exposure to a major customer or financial counterparty. In addition, customers, suppliers, contractors or joint venture partners may fail to perform against existing contracts and obligations. Non-supply of key inputs, such as tyres, mining and mobile equipment, diesel and other key consumables, may unfavourably impact costs and production at our operations. These factors could negatively affect our financial condition and results of operations.

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

A number of our operations, such as aluminium and copper, are energy or water intensive and, as a result, the Group’s costs and earnings could be adversely affected by rising costs or by supply interruptions. These could include the unavailability of energy, fuel or water due to a variety of reasons, including fluctuations in climate, significant increases in costs, inadequate infrastructure capacity, interruptions in supply due to equipment failure or other causes and the inability to extend supply contracts on economic terms.

Our Australian-based operations may continue to be affected by the Australian Fair Work Act 2009 as labour agreements expire and businesses are required to collectively bargain with unions. In some instances, labour unions are pursuing wage claims in the bargaining process, and/or claims about union involvement in operational decision-making. Claims or labour disputes may adversely affect productivity and costs. Industrial action in pursuit of claims associated with the bargaining process has occurred or been threatened in some Businesses, and is likely to continue to occur as unions press claims as part of the collective bargaining process.

These factors could lead to increased operating costs at existing operations and could negatively impact our operating margins and expansion plans.

Unexpected natural and operational catastrophes may adversely impact our operations

We operate extractive, processing and logistical operations in many geographic locations, both onshore and offshore. Our key port facilities are located at Port Hedland and Hay Point in Australia. We have 11 underground mines, including seven underground coal mines. Our operational processes may be subject to operational accidents, such as port and shipping incidents, underground mine and processing plant fire and explosion, open-cut pit wall failures, loss of power supply, railroad incidents, loss of well control, environmental pollution and mechanical critical equipment failures. Our operations may also be subject to unexpected natural catastrophes such as earthquakes, flood, hurricanes and tsunamis. Our northwest Western Australia iron ore, Queensland coal and Gulf of Mexico oil and gas operations are located in areas subject to cyclones or hurricanes. Our Chilean copper operations are located in a known earthquake and tsunami zone. Based on our risk management and concerns about the value of external insurance in the natural resource sector, our risk financing (insurance) approach is to minimise or not to purchase external insurance for certain risks, including property damage, business interruption, construction-related risk, marine cargo and primary liability risks. Existing business continuity plans may not provide protection for all of the costs that arise from such events. The impact of these events could lead to disruptions in production, increased costs and loss of facilities more than offsetting external premiums saved, which would adversely affect our financial results and prospects. Where external insurance is purchased, third party claims arising from these events may exceed the limit of liability of the insurance policies we have in place.

Our non-operated assets may not comply with our standards

Some of our assets are operated and managed by joint venture partners or by other companies. Management of our non-operated assets may not comply with our management and operating standards, controls and procedures, including our health, safety, environment and community (HSEC) standards. Failure to adopt equivalent standards, controls and procedures at these assets could lead to higher costs and reduced production and adversely impact our results and reputation.

Breaches in our information technology security processes may adversely impact our business activities

We maintain global information technology (IT) systems, consisting of infrastructure, applications and communications networks to support our business activities. These systems could be subject to security breaches (e.g. cyber-crime) resulting in theft, disclosure or corruption of information, including information relating to acquisitions and divestments, strategic decision-making, non-public investment market communications or commercially sensitive information relating to major contracts. Security breaches could also result in misappropriation of funds or disruptions to our operations.

Sustainability risks

Safety, health, environmental and community impacts, incidents or accidents and related regulations may adversely affect our people, operations and reputation or licence to operate

Safety

Potential safety events that may have a material adverse impact on our operations include fire, explosion or rock fall incidents in underground mining operations, personnel conveyance equipment failures in underground operations, aircraft incidents, incidents involving light vehicles and mining mobile equipment, ground control failures, well blowouts, explosions or gas leaks, and accidents involving inadequate isolation and working from heights or lifting operations.

Health

Health risks faced include fatigue, musculoskeletal illnesses and occupational exposure to noise, silica, manganese, diesel exhaust particulate, fluorides, coal tar pitch, nickel and sulphuric acid mist. Longer-term health impacts may arise due to unanticipated workplace exposures or historical exposures of our workforce to hazardous substances. These effects may create future financial compensation obligations.

Infectious diseases such as malaria may have a material adverse impact upon our workers or on our communities, primarily in Africa. Because we operate globally, we may be affected by potential pandemic influenza outbreaks, such as A(H1N1) and avian flu, in any of the regions in which we operate.

Environment

Environmental incidents have the potential to lead to material adverse impacts on our operations. These include uncontrolled tailings containment breaches, subsidence from mining activities, escape of polluting substances and uncontrolled releases of hydrocarbons.

Our operations by their nature have the potential to adversely impact biodiversity, water resources and related ecosystem services. Changes in scientific understanding of these impacts, regulatory requirements or stakeholder expectations may prevent or delay project approvals and result in increased costs for mitigation, offsets or compensatory actions.

We provide for operational closure and site rehabilitation. Our operating and closed facilities are required to have closure plans. Changes in regulatory or community expectations may result in the relevant plans not being adequate. This may increase financial provisioning and costs at the affected operations.

Community

Local communities may become dissatisfied with the impact of our operations or oppose our new development projects, including through litigation, potentially affecting costs and production, and in extreme cases viability. Community related risks may include community protests or civil unrest, and may cause delays to proposed developments. Our operations or activities also risk inadvertent breaches of human rights or other international laws or conventions.

HSE legislation

The nature of the industries in which we operate means many of our activities are highly regulated by health, safety and environmental (HSE) laws. As regulatory standards and expectations are constantly developing, we may be exposed to increased litigation, compliance costs and unforeseen environmental rehabilitation expenses.

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

Attention given to the hydraulic fracturing process could lead to greater opposition to oil and gas production activities using hydraulic fracturing techniques. Increased regulation could impose more stringent permitting, public disclosure and well construction requirements on hydraulic fracturing operations. In the United States, the hydraulic fracturing process is typically regulated by relevant US state regulatory bodies. Some states are considering changes to regulations in relation to permitting, public disclosure, and/or well construction requirements on hydraulic fracturing and related operations, including the possibility of outright bans on the process. Arkansas, Louisiana and Texas (the states in which we currently operate) have adopted various laws, regulations or issued regulatory guidance concerning hydraulic fracturing.

Several US federal agencies are also reviewing or advancing regulatory proposals concerning hydraulic fracturing and related operations. The US Environmental Protection Agency (EPA) commenced a study of the potential impacts of hydraulic fracturing activities on drinking water resources and issued a non-determinative Progress Report in December 2012. A draft report, not including prospective case study work, is expected in late CY2014. The EPA is expected to issue a final report for peer review in CY2016. The EPA’s Office of Inspector General is researching the EPA’s and states’ ability to manage potential threats to water resources from hydraulic fracturing, with a possible longer-term study to follow. The US Bureau of Land Management (BLM) is planning to issue a revised proposed rule in CY2014 that would impose new requirements on hydraulic fracturing operations conducted on federal lands, including the disclosure of chemicals used, wellbore integrity, water use and disposal of flow back water. Activity at the federal level, including the ongoing EPA study, BLM rules and other analysis by federal and state agencies to assess the impacts of hydraulic fracturing could spur additional legislative or regulatory actions.

While we have not experienced a material delay or substantially higher operating costs as a result of current regulatory requirements in our Onshore US operations, we cannot predict whether additional federal, state or local laws or regulations will be enacted and what such actions would require or prohibit. Additional legislation or regulation could subject our operations to delays and increased costs, or prohibit certain activities, which could adversely affect the financial performance of our Onshore US operations.

Due to the nature of our operations, HSEC incidents or accidents and related regulations may adversely affect our reputation or licence to operate.

Climate change may impact the value of our Company, and our operations and markets

The physical impacts of climate change and various regulations that seek to address climate change may negatively affect our operations, productivity and the markets in which we sell our products. According to the Intergovernmental Panel on Climate Change (IPCC), fossil fuel-related emissions are a significant source of greenhouse gases contributing to climate change. We produce fossil fuels such as coal, oil and gas for sale to customers, and we use fossil fuels in our mining and processing operations either directly or through the purchase of fossil-fuel based electricity.

A number of national governments have already introduced or are contemplating the introduction of regulatory responses to greenhouse gas emissions from the combustion of fossil fuels to address the impacts of climate change. This includes countries where we have operations such as Australia, the United States, South Africa and Chile, as well as customer markets such as China, India and Europe. From a medium to long-term perspective, we are likely to see some adverse changes in the cost position of our greenhouse gas-intensive assets and energy-intensive assets as a result of regulatory impacts in the countries where we operate. These proposed regulatory mechanisms may impact our operations directly or indirectly through our suppliers and customers. Assessments of the potential impact of future climate change regulation are uncertain given the wide scope of potential regulatory change in the many countries in which we operate. For example, the Australian Government repealed a carbon tax in 2014, the South African Government plans to introduce a carbon tax beginning in 2016 and carbon pricing is being discussed as part of a broader tax reform package in Chile.

There is a potential gap between the current valuation of fossil fuel reserves on the balance sheets of companies and in global equities markets and the reduced value that could result if a significant proportion of reserves were rendered incapable of extraction in an economically viable fashion due to regulatory or market responses to climate change. In such a scenario, reserve assets held on our balance sheet may need to be impaired or written off and our inability to make productive use of such assets may also negatively impact our financial condition and results.

Changing consumer demand towards alternative energy supply options could present a threat to existing fossil fuel markets.

The physical effects of climate change on our operations may include changes in rainfall patterns, water shortages, rising sea levels, increased storm intensities and higher temperatures. These effects may adversely impact the financial performance of our operations.

A breach of our governance processes may lead to regulatory penalties and loss of reputation

We operate in a global environment that encompasses multiple jurisdictions and complex regulatory frameworks. Our governance and compliance processes, which include the review of internal controls over financial reporting and specific internal controls in relation to offers of things of value to government officials and representatives of state-owned enterprises, may not prevent future potential breaches of law, accounting or governance practice. Our Code of Business Conduct, together with our mandatory policies, such as the anti-corruption, trade and financial sanctions and competition policies, may not prevent instances of fraudulent behaviour and dishonesty nor guarantee compliance with legal or regulatory requirements. This may lead to regulatory fines, disgorgement of profits, litigation, loss of operating licences or reputational damage.

1.7.3    Management of principal risks

The scope of our operations and the number of industries in which we operate and engage mean that a range of factors may impact our results. Material risks that could negatively affect our results and performance are described in section 1.7.2 of this Annual Report. Our approach to managing these risks is outlined below.

Principal risk area	Risk management approach
External risks
Risks arise from falls in commodity prices and demand in major markets (such as China or Europe) or changes in currency exchange rates and actions by governments and political events that impact long-term fiscal stability.	The diversification of our portfolio of commodities, geographies and currencies is a key strategy for reducing the effects of volatility. Section 1.15.1 describes external factors and trends affecting our results and note 29 ‘Financial risk management’ to the Financial Statements outlines the Group’s financial risk management strategy, including market, commodity, and currency risk. The Financial Risk Management Committee oversees these risks as described in sections 3.15 and 3.16. We also engage with governments and other key stakeholders to ensure the potential adverse impacts of proposed fiscal, tax, resource investment, infrastructure access and regulatory changes are understood and where possible mitigated.

Business risks
Risks include the inherent uncertainty of identifying and proving reserves, adding and divesting assets and managing our capital development projects.

The Group Resource and Business Optimisation function provides governance and technical leadership for Mineral Resource development and Ore Reserves reporting as described in section 2.3.2. Our governance over reporting of Petroleum reserves is described in section 2.3.1.

We have established investment approval processes that apply to all major capital projects and asset divestment and acquisitions. The Investment Committee oversees these as described in sections 3.15 and 3.16. The Group Project Management function additionally seeks to ensure that projects are safe, predictable and competitive. We have established project hubs as operating centres for the study and execution of a pipeline of major capital projects using a program management approach.

Financial risks
Continued volatility in global financial markets may adversely impact future cash flows, our ability to adequately access and source capital from financial markets and our credit rating. Volatility may impact planned expenditures, as well as the ability to recover investments in mining and oil and gas projects. In addition, the commercial counterparties (customers, suppliers and financial institutions) we transact with may, due to adverse market conditions, fail to meet their contractual obligations.	We seek to maintain a solid ‘A’ credit rating, supported by our portfolio risk management strategy. As part of this strategy, commodity prices and currency exchange rates are not hedged, and wherever possible we take the prevailing market price. We use Cash Flow at Risk analysis to monitor volatilities and key financial ratios. Credit limits and review processes are required to be established for all customers and financial counterparties. The Financial Risk Management Committee oversees these as described in sections 3.15 and 3.16. Note 29 ‘Financial risk management’ to the Financial Statements outlines our financial risk management strategy.

Principal risk area	Risk management approach
Operational risks
Operating cost pressures and reduced productivity could negatively impact operating margins and expansion plans. Non-operated assets may not comply with our standards. Unexpected natural and operational catastrophes may adversely impact our operations. Breaches in IT security processes may adversely impact the conduct of our business activities.

We seek to ensure that adequate operating margins are maintained through our strategy to own and operate large, long-life, low-cost and expandable upstream assets.

The capability to sustain productivity improvements is being further enhanced through continued refinements to our Operating Model. The Operating Model is designed to deliver a simple and scalable organisation, providing a competitive advantage through defining work, organisation and performance measurements. Defined global business processes, including 1SAP, provide a standardised way of working across the organisation. Common processes generate useful data and improve operating discipline. Global sourcing arrangements have been established to ensure continuity of supply and competitive costs for key supply inputs. We seek to influence the application of our standards to non-operated assets.

Through the application of our risk management processes, we identify catastrophic operational risks and implement the critical controls and performance requirements to maintain control effectiveness. Business continuity plans are required to be established to mitigate consequences. Consistent with our portfolio risk management approach, we continue to be largely self-insured for losses arising from property damage, business interruption and construction.

IT security controls to protect IT infrastructure, applications and communication networks and respond to security incidents are in place and subject to regular monitoring and assessment. To maintain adequate levels of protection, we also continue to monitor the development of threats in the external environment and assess potential responses to those threats.

Sustainability risks
HSEC incidents or accidents and related regulations may adversely affect our people, operations and reputation or licence to operate. The potential physical impacts and related responses to climate change may impact the value of our Company, and operations and markets. Given we operate in a challenging global environment straddling multiple jurisdictions, a breach of our governance processes may lead to regulatory penalties and loss of reputation.

Our approach to sustainability risks is reflected in Our Charter and described in section 1.14. A comprehensive set of Group Level Documents (GLD) set out Group-wide HSEC-related performance requirements to ensure effective management control of these risks.

Our approach to corporate planning, investment decision-making and portfolio management provides a focus on the identification, assessment and management of climate change risks. We have been applying an internal price on carbon in our investment decisions for more than a decade. Through a comprehensive and strategic approach to corporate planning, we work with a

Principal risk area	Risk management approach

broad range of scenarios to assess our portfolio, including consideration of a broad range of potential policy responses to and impacts from climate change. Our models suggest that BHP Billiton’s portfolio diversification results in the resilience of our overall asset valuation through all these scenarios.

As with our other risks, for climate change risk our Risk Management GLD provides the framework for risk management. Internal audits are conducted to test compliance with GLD requirements and action plans are developed to address any gaps. Key findings are reported to senior management and reports are considered by relevant Board committees.

Our Code of Business Conduct sets out requirements related to working with integrity, including dealings with government officials and third parties. Processes and controls are in place for the internal control over financial reporting, including under Sarbanes-Oxley. We have established anti-corruption and antitrust related performance requirements, which are overseen by the Legal and Compliance function. Additionally, the Disclosure Committee oversees our compliance with securities dealing obligations and continuous and periodic disclosure obligations as described in section 3.15 and 3.16.

1.8    Our approach to corporate governance

At BHP Billiton, we have a governance framework that goes beyond an interest in governance for its own sake or the need to simply comply with regulatory requirements. Instead, we believe high-quality governance supports long-term value creation. Simply put, we think good governance is good business, and our approach is to adopt what we consider to be the better of the prevailing governance standards in Australia, the United Kingdom and the United States.

In the same spirit, we do not see governance as just a matter for the Board. Good governance is also the responsibility of senior management and is embedded throughout the organisation.

The diagram below describes the governance framework at BHP Billiton. It shows the interaction between the shareholders and the Board, demonstrates how the Board Committee structure facilitates the interaction between the Board and the CEO and illustrates the flow of delegation from shareholders. We have robust processes in place to ensure the delegation flows through the Board and its committees to the CEO and the GMC and into the organisation. At the same time, accountability flows back upwards from the Company to shareholders. This process helps to ensure alignment with shareholders.

As part of our corporate planning cycle, we have embedded a range of scenarios that are reviewed annually and updated by the Group with the GMC’s involvement. The scenarios, and the governance process supporting them, also form part of the Board agenda.

These scenarios provide a lens to assess the performance of our business portfolio. They include assumptions around carbon and commodity prices, currencies, costs and tax rates and ranges for a number of risks that face the Group, including climate change, global growth, levels of trade, geopolitical situation and technology focus. All of the scenarios are used to inform BHP Billiton’s strategy and the resilience of our diversified asset portfolio over the short and long term.

As we set out in section 3 of this Annual Report, while the five committees have accountability for making recommendations to the Board on certain matters, such as remuneration and sustainability, we ensure all Board members have oversight and the opportunity for full discussion of those issues through the committee report-out process to the full Board.

Our Charter is core to the governance framework of BHP Billiton. It embodies our corporate purpose, strategy and values, and defines when we are successful. We foster a culture that values and rewards high ethical standards, personal and corporate integrity and respect for others.

We live the values enshrined in Our Charter and adhere to the standards of conduct required by our Code of Business Conduct.

BHP Billiton governance structure

Part of the Board’s commitment to high-quality governance is expressed through the approach BHP Billiton takes to engaging and communicating with shareholders. We encourage shareholders to make their views known to us.

Our shareholders are based across the globe. Outside of the Annual General Meetings (AGM), which are an important step in the governance and investor engagement process, the Board uses a range of formal and informal communication channels to understand shareholder views to ensure it can represent shareholders in governing BHP Billiton. Regular proactive engagement with institutional shareholders and investor representative organisations takes place in Australia, South Africa, the United Kingdom and the United States. The purpose of these meetings is to discuss the full range of governance issues, as well as the broad strategy of the Group. They offer an important opportunity to build relationships and to engage directly with governance managers, fund managers and governance advisers.

For more information on our corporate governance processes, refer to section 3 of this Annual Report.

1.9    Our approach to remuneration

Our Remuneration Committee recognises that remuneration has an important role to play in supporting the implementation and achievement of the Group’s strategy and our ongoing performance, aligning the activities of management to the interests of shareholders, and in supporting Our BHP Billiton Charter. The remuneration policy is reviewed annually and, where appropriate, fine-tuned to ensure that it continues to be effective in achieving these goals.

Remuneration at BHP Billiton

The key principles of our remuneration policy, which remain unchanged, are to:

•	support the execution of the Group’s business strategy in accordance with a risk framework that is appropriate for the organisation;

•	provide competitive rewards to attract, motivate and retain highly skilled executives willing to work around the world;

•	apply demanding performance measures, including key financial and non-financial measures of performance;

•	link a significant component of pay to our performance and the creation of value for our shareholders from relative outperformance;

•	ensure remuneration arrangements are equitable and facilitate the deployment of people around the Group;

•	limit severance payments on termination to pre-established contractual arrangements (which do not commit us to making any unjustified payments).

Link to strategy

Our Charter sets out our purpose, strategy, values and how we measure our success. In framing how we remunerate our executives, we are guided by the measures of success contained in Our Charter. They are designed to ensure that executives take a long-term approach to decision-making and to minimise activities that focus only on short-term results at the expense of longer-term business growth and success. The Committee has considered the ways in which risk management and the long-term horizon are reflected throughout BHP Billiton’s remuneration arrangements for all executives, and is satisfied that our approach reinforces the desired behaviours.

This is largely achieved through the Group’s approach to short-term and long-term incentive awards, which comprise a significant portion of total remuneration for our Chief Executive Officer, Andrew Mackenzie, and other members of the Group Management Committee (GMC). The equity component of the short-term incentive award is deferred for a two-year period, and performance under the long-term incentive plan is measured over a five-year period. The actual rewards received by Mr Mackenzie and other members of the GMC therefore reflect the Group’s performance and share price over an extended period.

Our approach

There have been no substantial changes to our underlying approach – we ensure that remuneration outcomes reflect the performance of the Group, Businesses and individuals. This approach has enjoyed a strong level of support from shareholders, with a vote in favour for the Remuneration Report of 97 per cent at last year’s Annual General Meetings.

Our approach to incentive structures has been in place for more than a decade and has served both shareholders and participants well, delivering remuneration outcomes to executives aligned to the performance of the Group and of individuals. BHP Billiton adopted the deferral of a substantial portion of short-term incentive awards in equity in 2003, and a five-year term for long-term incentive awards in 2004. These approaches, which were then market leading, have since become more prevalent and acknowledged as best practice.

Notwithstanding our stable approach, the Committee and the Board continue to pay close attention to shareholders’ views so they can be factored into the Group’s future approach.

Summary

Our fundamental philosophies and approaches to remuneration have not changed – we trust that you will agree that our long held, consistent approach to aligning remuneration to performance has served shareholders well.

For more information on our remuneration policies and the remuneration outcomes for members of the GMC and Non-executive Directors, refer to section 4 of this Annual Report.

1.10    Key performance indicators

Our key performance indicators (KPIs) enable us to measure our financial and sustainable development performance. Their relevance to our strategy and our performance against these measures in FY2014 are explained below.

These KPIs are used as measures, directly and indirectly, in the short-term and/or long-term incentive arrangements for remuneration of senior executives. Certain KPIs (denoted with this symbol ) are used directly to calculate incentive outcomes and others (denoted with this symbol ) are considered more broadly in determining final overall results.

Our Remuneration Report is contained in section 4 of this Annual Report and provides information on our overall approach to remuneration of executives, including remuneration policies and the remuneration outcomes for members of the GMC and Non-executive Directors.

1.10.1    Sustainability KPIs

TRIF

Definition

Total recordable injury frequency (TRIF) is an indicator in highlighting broad personal injury trends and is calculated based on the number of recordable injuries per million hours worked. This data only includes wholly owned and operated assets or assets operated in a joint venture operation from 1 July 2012 to 30 June 2014.

Link to strategy

Our overriding commitment is to ensuring the safety and health of our people and this is supported by Our Charter value of Sustainability.

FY2014 performance

Our TRIF has improved by 21 per cent over the last five years. During FY2014, we improved our TRIF by nine per cent and had no fatalities at our operated assets.

For information on our approach to health and safety and our performance, refer to section 1.14 of this Annual Report.

GHG emissions

Definition

Greenhouse gas (GHG) emissions are measured according to the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol. This data only includes wholly owned and operated assets or assets operated in a joint venture operation from 1 July 2012 to 30 June 2014.

Link to strategy

The global challenge of climate change remains a priority for our organisation and is core to our strategic decision-making. Our GHG emissions are monitored and our performance is tracked against our target.

FY2014 performance

The Group’s GHG emissions declined by 1.7 Mt CO2-e to 45.0 Mt CO2-e, which keeps our emissions in line to achieve our target.

For additional information on our GHG emissions, including a description of Scope 1 and Scope 2 GHG emissions, refer to section 1.14.4 of this Annual Report.

Community investment

Definition

Our voluntary community investment comprising cash, in-kind support, administrative costs and contributions to the BHP Billiton Foundation and BHP Billiton Sustainable Communities (our corporate charities). Includes BHP Billiton’s equity share for both operated and non-operated joint venture operations.

Link to strategy

We believe that in addition to operating a responsible and ethical company, we can make a broader contribution to the communities in which we operate and support Our Charter value of Sustainability.

FY2014 performance

Our voluntary community investment totalled US$241.7 million, comprising US$141.7 million in cash, in-kind support and administrative costs, and a US$100 million contribution to the BHP Billiton Foundation.

For additional information on our community investment, refer to section 1.14 of this Annual Report.

1.10.2    Financial KPIs

Attributable profit

Definition

Attributable profit represents Profit after taxation attributable to members of BHP Billiton Group.

Link to strategy

This is a key financial measure that provides insight on the amount of profit available to distribute to shareholders, which aligns to our purpose as presented in Our Charter.

FY2014 performance

Attributable profit increased by 23 per cent to US$13.8 billion, benefiting from a reduction in the Group’s effective tax rate to 31.5 per cent.

For our Consolidated Financial Statements, refer to section 7 of this Annual Report.

(1)	Restated in the Financial Statements to be disclosed on the same basis as FY2014.

Underlying EBIT

Definition

Underlying EBIT is earnings before net finance costs, taxation and any exceptional items.

Link to strategy

This is a key financial measure used across the Group. It gives insight to cost management, production growth and performance efficiency.

FY2014 performance

Underlying EBIT was unchanged for the year at US$22.9 billion as benefits attributable to productivity initiatives during the period and further volume increases from the successful commissioning and ramp-up of our low-risk, brownfield development projects were offset by the decrease in commodity prices, impact of inflation on costs and an increase in our depreciation and amortisation expense.

For a reconciliation of Underlying EBIT to Profit from operations, refer to section 1.11 of this Annual Report. For our Consolidated Financial Statements, refer to section 7 of this Annual Report.

(1)	Restated in the Financial Statements to be disclosed on the same basis as FY2014.

Net operating cash flow

Definition

Net operating cash flow represents the cash generated by the Group’s consolidated operations, after dividends received, interest, taxation and royalty-related taxation. This figure excludes cash flows relating to investing and financing activities.

Link to strategy

Net operating cash flow provides insight into how we are managing costs and increasing efficiency and productivity across the Company.

FY2014 performance

Net operating cash flows after interest and tax increased by 26 per cent to US$25.4 billion. A US$2.6 billion increase in cash generated from operations (after changes in working capital balances) and a US$2.1 billion decrease in net taxes paid were the major contributors to the strong increase.

For our Consolidated Financial Statements, refer to section 7 of this Annual Report.

(1)	Restated in the Financial Statements to be disclosed on the same basis as FY2014.

1.10.3    Capital Management KPIs

Total Shareholder Return (TSR)

Definition

TSR shows the total return to the shareholder during the year. It combines both movements in share prices and dividends paid (which are assumed to be reinvested).

Link to strategy

TSR measures performance of the organisation in terms of shareholder wealth generation, which aligns to our purpose as presented in Our Charter, and enables the comparison of our performance with that of our peer companies.

FY2014 performance

TSR grew 13 per cent as a result of increases in both the BHP Billiton share price and the dividends paid. BHP Billiton outperformed its peer companies by 17.8 per cent from 1 July 2009 to 30 June 2014.

Long-term credit rating

Definition

Credit ratings are forward-looking opinions about credit risk. Standard & Poor’s and Moody’s credit ratings express the opinion of each agency about the ability and willingness of BHP Billiton to meet its financial obligations in full and on time.

Link to strategy

One of BHP Billiton’s priorities for capital management is to maintain a solid ‘A’ credit rating, which indicates the strength of our balance sheet.

FY2014 performance

BHP Billiton has maintained a long-term credit rating of A+ from Standard & Poor’s and A1 from Moody’s over the last five years.

For additional information on our liquidity and capital resources, refer to section 1.15.5 of this Annual Report.

1.11    Summary of consolidated performance

1.11.1    Selected financial information

Our selected financial information reflects the operations of the BHP Billiton Group, and should be read in conjunction with the FY2014 Financial Statements, together with the accompanying notes.

We prepare our consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, and as outlined in note 1 ‘Accounting policies’ to the Financial Statements in this Annual Report. We publish our consolidated Financial Statements in US dollars.

Comparative financial information for FY2013 and FY2012 has been restated for the effects of new accounting standards and interpretations which are effective in the financial year commencing from 1 July 2013 relating to:

•	IFRS 10/AASB 10 ‘Consolidated Financial Statements’ which is a replacement of IAS 27/AASB 127 ‘Consolidated and Separate Financial Statements’;

•	IFRS 11/AASB 11 ‘Joint Arrangements’ which is a replacement of IAS 31/AASB 131 ‘Joint Ventures’;

•	IAS 28 ‘Investments in Associates and Joint Ventures’ which is a replacement of IAS 28 ‘Accounting for Investments in Associates’;

•	IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’;

•	IFRS 13/AASB 13 ‘Fair Value Measurement’; and

•	Amendments to IAS 19/AASB 119 ‘Employee Benefits’.

The Group has also changed its Exploration and Evaluation Expenditure policy from 1 July 2013 such that all acquisitions of exploration leases are classified as intangible exploration assets or tangible exploration assets based on the nature of the assets acquired. For further detail of the nature and the impact of these changes, on comparative financial information, refer to note 37 ‘Impact of new accounting standards and change in accounting policies’ to the Financial Statements.

We use several financial measures to monitor the financial performance of our overall strategy. The two key measures are Profit after taxation attributable to members of the BHP Billiton Group (Attributable profit) and Underlying EBIT.

Year ended 30 June US$M	2014	2013	2012	2011 (5)	2010 (5)
Consolidated Income Statement
Revenue	67,206	65,953	70,477	71,739	52,798
Profit from operations	23,412	21,002	24,600	31,816	20,031
Profit attributable to members of BHP Billiton Group	13,832	11,223	15,473	23,648	12,722
Dividends per ordinary share – paid during the period (US cents)	118.0	114.0	110.0	91.0	83.0
Dividends per ordinary share – determined in respect of the period (US cents)	121.0	116.0	112.0	101.0	87.0
Earnings per ordinary share (basic) (US cents) (1)	260.0	210.9	290.7	429.1	228.6
Earnings per ordinary share (diluted) (US cents) (1)	259.1	210.2	289.4	426.9	227.8
Number of ordinary shares (millions)
– At period end	5,348	5,348	5,348	5,350	5,589
– Weighted average	5,321	5,322	5,323	5,511	5,565
– Diluted	5,338	5,340	5,346	5,540	5,595
Consolidated Balance Sheet
Total assets	151,413	139,178	129,201	102,920	88,852
Share capital (including share premium)	2,773	2,773	2,773	2,771	2,861
Total equity attributable to members of BHP Billiton Group	79,143	70,667	65,526	56,762	48,525
Other financial information
Underlying EBITDA (2)	32,359	30,308	34,617	37,093	24,513
Underlying EBIT (2)	22,861	22,930	28,086	31,980	19,719
Underlying attributable profit (2)	13,447	12,208	17,173	21,684	12,469
Underlying basic earnings per share (US cents)	252.7	229.4	322.6	393.5	224.1
Capital and exploration expenditure (BHP Billiton share) (3)	15,181	22,291	19,793	12,387	10,656
Net operating cash flow (4)	25,364	20,154	25,259	30,080	16,890

(1)	For more information on earnings per share refer to note 8 ‘Earnings per share’ to the Financial Statements.

(2)	Underlying attributable profit, Underlying EBIT and Underlying EBITDA are used to reflect the underlying performance of BHP Billiton. Underlying attributable profit is Attributable profit excluding any exceptional items. Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation. We believe that Underlying attributable profit, Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or as an alternative to, Attributable profit as an indicator of actual operating performance or as an alternative to cash flow as a measure of liquidity. Underlying EBIT and Underlying EBITDA are included in the FY2014 Consolidated Financial Statements as required by IFRS 8 ‘Operating Segments’.

(3)	Represents the share of capital and exploration expenditure attributable to BHP Billiton shareholders on a cash basis. Includes BHP Billiton proportionate share of equity accounted investments; excludes capitalised deferred stripping and non-controlling interests. FY2011 and FY2010 data has not been restated and represents the capital and exploration expenditure of the Group on a cash basis, as published.

(4)

Net operating cash flows are after net interest and taxation. On 1 July 2010, the Group adopted the policy of classifying exploration cash flows which are not recognised as assets as Net operating cash flows.

Previously such cash flows were classified as Net investing cash flows. The change in policy arose from amendments to IAS7/AASB7 ‘Cash Flows’. Comparative figures have been restated.

(5)	FY2011 and FY2010 data has not been restated for the effects of new accounting standards and interpretations and other voluntary changes in accounting policy, which are effective in the financial year commencing from 1 July 2013.

Non-IFRS measures

We use a number of non-IFRS measures to assess our performance. Non-IFRS measures include the following:

•	Underlying attributable profit – comprises Profit after taxation attributable to members of BHP Billiton Group less exceptional items as described in note 3 ‘Exceptional items’ to the Financial Statements.

•	Underlying basic earnings per share – represents basic earnings per share excluding any exceptional items.

•	Underlying EBITDA interest coverage – for the purpose of deriving interest coverage, net interest comprises Interest on bank loans and overdrafts, Interest on all other borrowings, Finance lease and hire purchase interest less Interest income.

•	Adjusted effective tax rate – comprises Total taxation expense excluding remeasurement of deferred tax assets associated with the Minerals Resource Rent Tax (MRRT), exceptional items and exchange rate movements included in taxation expense divided by Profit before taxation and exceptional items.

•	Underlying EBIT margin – comprises Underlying EBIT excluding third party product profit from operations, divided by revenue excluding third party product revenue.

•	Underlying EBITDA margin – comprises Underlying EBITDA excluding third party product EBITDA, divided by revenue excluding third party product revenue.

•	Underlying return on capital – represents net profit after tax, excluding exceptional items and net finance costs (after tax), divided by average capital employed. Capital employed is net assets before net debt.

•	Free cash flow – comprises Net operating cash flows less Net investing cash flows.

•	Net debt – comprises Interest bearing liabilities less Cash and cash equivalents.

•	Net operating assets – represents operating assets net of operating liabilities including the carrying value of equity accounted investments and predominantly excludes cash balances, interest bearing liabilities and deferred tax balances. The carrying value of investments accounted for using the equity accounted method represents the balance of the Group’s investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities and deferred tax balances of the associate.

In addition we analyse our change in revenue and costs using non-IFRS measures as noted in sections 1.15.3 and 2.5.

Financial results for year ended 30 June 2014 compared with year ended 30 June 2013

Revenue in FY2014 was US$67.2 billion, an increase of US$1.2 billion, or 1.9 per cent, from US$66.0 billion in the corresponding period. The revenue increase was primarily reflected in the Iron Ore and Petroleum and Potash Businesses, with increases of US$2.8 billion and US$1.6 billion, respectively. These increases were offset by decreases in our Copper Business of US$669 million, in our Coal Business of US$780 million, in our Aluminium, Manganese and Nickel Business of US$867 million and by the loss of revenue of our disposed former Diamonds and Specialty Products Business of US$325 million.

The increase in revenue in Iron Ore was primarily due to an increase in sales volumes of 17 per cent to 202 Mt, which contributed to an increase in revenue of US$3.2 billion, partially offset by a six per cent decline in average realised price of iron ore to US$103 per wet metric tonne (FOB), which reduced revenue by US$522 million. The increase in revenue in Petroleum was primarily due to an increase in volume of four per cent in FY2014 to 246 MMboe, which contributed to an increase in revenue of US$1.4 billion, and to higher realised prices, which contributed to an additional increase of US$219 million. The decrease in other businesses mainly reflected lower realised prices in our Copper Business (US$1.2 billion), Coal Business (US$1.4 billion) and Aluminium, Manganese and Nickel Business (US$394 million).

Overall, the US$1.2 billion increase in revenue in FY2014 can be attributed to US$5.5 billion related to increased volumes, which are within our control, offset primarily by US$3.3 billion related to prices, which are uncontrollable, US$494 million for ceased and sold operations, and US$202 million for exchange rates.

Total expenses decreased from US$50.0 billion in FY2013 to US$46.5 billion in FY2014. Excluding exceptional items, the majority of which related to impairments in FY2013, total expenses have increased by US$1.6 billion or 3.5 per cent during FY2014 from US$45.0 billion to US$46.5 billion.

Year ended 30 June	2014	2013	2012
	US$M	US$M	US$M
Raw materials and consumables used	8,842	8,926	8,128
Employee benefits expense	6,903	7,168	6,035
External services (including transportation) (1)	11,736	12,478	14,293
Third party commodity purchases	2,935	2,759	3,402
Net foreign exchange losses/(gains)	100	(284)	(571)
Fair value change on derivatives	(120)	79	(141)
Government royalties paid and payable	2,760	2,562	2,880
Depreciation and amortisation expense	8,701	7,031	6,431
Exploration and evaluation expenditure	716	1,047	1,644
Impairment of assets (2)	797	5,496	3,763
Operating lease rentals	759	776	658
Other operating expenses (3)	2,384	2,002	2,122

Total expenses	46,513	50,040	48,644

Less exceptional items	–	(5,087)	(3,786)

Total expenses excluding exceptional items	46,513	44,953	44,858

(1)	Includes exceptional items of US$ nil (2013: US$96 million; 2012: US$ nil).

(2)	Includes exceptional items of US$ nil (2013: US$5,149 million; 2012: US$3,663 million).

(3)	Includes exceptional items of US$ nil (2013: credit of US$158 million; 2012: US$ nil).

The majority of the increase relates to non-cash expenses for depreciation and amortisation (US$1.7 billion), impairments not classified as exceptional items (US$450 million) and changes to provisions for mine site rehabilitation (US$300 million). Increases in other non-cash charges also included provisions for restructuring and a lower capitalisation rate for deferred stripping at Escondida and Pampa Norte. Increases in costs attributable to inflation were US$805 million.

Higher expenses associated with increased production across our four major Businesses of US$2.6 billion were more than offset by reduced operating costs. Our focus on reducing operating costs through productivity initiatives saw cost efficiencies in our Businesses, in particular our Coal Business.

Reductions in expenses (excluding exceptional items) were evident in Employee benefit expense (US$265 million), External services (US$646 million), Exploration and evaluation expenditure (US$331 million) and Raw materials and consumables (US$84 million). In total operating costs were aided by favourable exchange rate impacts of US$2.0 billion.

Other income decreased from US$3.9 billion in FY2013 to US$1.5 billion. Excluding exceptional items, the majority of which relates to gains on the sale of assets, other income increased from US$788 million to US$973 million.

Profit from operations increased by US$2.4 billion, or 11 per cent, from US$21.0 billion to US$23.4 billion. Exceptional items during FY2014 comprised a gain on sale of our Pinto Valley mining operation of US$551 million (before taxation), compared with net exceptional charges of US$1.9 billion (before taxation) in FY2013. In that context, in FY2014 Profit from operations excluding exceptional items, which we refer to as Underlying EBIT, declined by 0.3 per cent, or US$69 million, to US$22.9 billion.

Underlying EBIT

In discussing the operating results of the Group, we focus on a financial measure we refer to as Underlying EBIT. Underlying EBIT is the key measure that management uses internally to assess the performance of our Businesses, make decisions on the allocation of resources and assess operational management. Management uses this measure because financing structures and tax regimes differ across our assets and substantial components of our tax and interest charges are levied at a Group level rather than an operational level.

We exclude exceptional items from Underlying EBIT in order to enhance the comparability of the measure from period to period and provide clarity into the underlying performance of our operations. Our management monitors exceptional items separately.

The following table reconciles Underlying EBIT to Profit from operations.

Year ended 30 June	2014	2013	2012
	US$M	US$M	US$M
Underlying EBIT	22,861	22,930	28,086
Exceptional items (before taxation) – refer section 1.15.3	551	(1,928)	(3,486)

Profit from operations (EBIT)	23,412	21,002	24,600

Attributable profit increased by 23 per cent to US$13.8 billion due to a decrease of the Group’s effective tax rate from 35.0 per cent to 31.5 per cent. Underlying attributable profit (comprising Profit after taxation attributable to members of BHP Billiton Group less exceptional items) of US$13.4 billion increased due to a decrease in the Group’s adjusted effective tax rate from 34.2 per cent to 32.5 per cent.

Net operating cash flows after interest and tax increased by 26 per cent to US$25.4 billion in FY2014. A US$2.6 billion increase in cash generated from operations (after changes in working capital balances) and a US$2.1 billion decrease in net taxes paid were the major contributors to the strong increase. We delivered a substantial US$8.1 billion increase in free cash flow, being Net operating cash flows less Net investing cash flows, despite weaker commodity prices. In this context, capital and exploration expenditure (BHP Billiton share) declined by 32 per cent to US$15.2 billion in the period.

We finished the period with net debt of US$25.8 billion (2013: US$27.5 billion), which included finance leases of US$1.3 billion (2013: US$137 million), for a gearing ratio of 23 per cent (2013: 27 per cent).

Further analysis of Underlying EBIT for the Businesses is included in section 1.12 and for the Group in section 1.15.3 of this Annual Report.

1.11.2    Production performance

A summary of our production volumes for FY2014 and the previous two financial years is shown below. Further details appear in section 2.2 of this Annual Report.

Year ended 30 June	2014	2013	2012
Total Petroleum production (MMboe)	246	236	222
Copper (kt)	1,727	1,689	1,468
Iron ore (kt)	203,564	169,856	159,478
Metallurgical coal (kt)	45,078	37,650	33,230
Energy coal (kt)	73,492	72,445	74,267
Alumina (kt)	5,178	4,880	4,152
Aluminium (kt)	1,174	1,179	1,153
Manganese ores (kt)	8,302	8,517	7,931
Manganese alloys (kt)	646	608	602
Nickel (kt)	143	154	158

1.11.3    Projects and pipeline

Our project pipeline focuses on commodities that are expected to be high-margin and create significant future value. During FY2014, eight projects were completed for a total capital expenditure (subject to finalisation) of US$10.3 billion. At the end of FY2014, we had seven major projects under development in execution and one other project in pre-development phase with a combined budget of US$14.1 billion. This budget does not include an additional US$4.0 billion of capital expenditure that we expect to spend in FY2015 on development of our Onshore US Asset.

For more information on our major projects and pipeline refer to sections 1.12, 2.1 and 2.4 of this Annual Report.

1.12    Our Businesses

The description of our Businesses and a discussion of their performance is set out below.

For further information on our assets, production, results and reserves refer to section 2 of this Annual Report. For further information on the financial results of our Businesses, refer to note 2 ‘Segment reporting’ to the Financial Statements.

1.12.1    Revenue and Underlying EBIT performance by Business

The following tables provide a summary of Revenue and Underlying EBIT for FY2014 and the two prior corresponding periods of our Businesses and the Group. Our use of Underlying EBIT is explained in section 1.11.1.of this Annual Report.

Year ended 30 June	2014	2013	2012
	US$M	US$M	US$M
Revenue (1)
Petroleum and Potash	14,833	13,224	12,933
Copper	13,868	14,537	13,553
Iron Ore	21,356	18,593	20,605
Coal	9,115	9,895	12,512
Aluminium, Manganese and Nickel	8,411	9,278	9,911
Group and unallocated items (2)	(377)	426	963

BHP Billiton Group	67,206	65,953	70,477

Year ended 30 June	2014	2013	2012
	US$M	US$M	US$M
Underlying EBIT
Petroleum and Potash	5,287	5,636	6,033
Copper	5,080	5,639	5,313
Iron Ore	12,102	11,109	14,044
Coal	386	595	2,612
Aluminium, Manganese and Nickel	307	158	(24)
Group and unallocated items(2)	(301)	(207)	108

BHP Billiton Group	22,861	22,930	28,086

(1)	Includes the sale of third party products.

(2)	Includes the Group’s diamonds business (divested effective 10 April 2013), interest in titanium minerals (divested effective 3 September 2012), non-Potash corporate costs incurred by the former Diamonds and Specialty Products Business, consolidation adjustments, unallocated items and external sales of freight and fuel via the Group’s transport and logistics operations.

Year ended 30 June 2014 compared with year ended 30 June 2013

Underlying EBIT for FY2014 was US$22.9 billion, basically unchanged from FY2013.

A substantial reduction in commodity prices reduced Underlying EBIT by US$3.4 billion. This was offset by cost improvements which underpinned a decrease in operating cash costs of US$1.5 billion and a decrease in exploration and business development costs of US$398 million. In addition, higher volumes attributed to our development projects coming on line and through productivity efficiencies at existing assets, primarily in Iron Ore and Petroleum, contributed an additional US$2.9 billion to Underlying EBIT. This was offset by increased depreciation and amortisation which reduced Underlying EBIT by US$1.7 billion.

The use of the term operating cash costs is described in section 1.15.3 of this Annual Report.

1.12.2    Petroleum and Potash Business

Our Petroleum and Potash Business headquartered in Houston, United States, comprises conventional and non-conventional operations located in six countries throughout the world and a potash project based in Saskatchewan, Canada.

Year ended 30 June	2014	2013	2012
	US$M	US$M	US$M
Revenue	14,833	13,224	12,933
Underlying EBIT	5,287	5,636	6,033
Capital expenditure	6,423	7,675	5,488
Net operating assets	39,514	37,525	33,583
Total petroleum production (MMboe)	246	236	222

Our Petroleum Business includes exploration, development, production and marketing activities. We have a high-quality resource base concentrated in the United States and Australia. Our core production operations are primarily located in the US Gulf of Mexico, Onshore US and in Australia. We also have operations in Trinidad and Tobago, Pakistan, Algeria and the United Kingdom. We produce crude oil and condensate, natural gas and natural gas liquids (NGLs). Our petroleum portfolio consisted of conventional oil and gas operations up until 2011, when we moved into the unconventional shale business. Our Onshore US operations evolved from the acquisition of the Fayetteville shale assets from Chesapeake Energy Corporation and the acquisition of Petrohawk Energy Corporation.

A summary of our Petroleum and Potash Business’ assets, capital projects and FY2014 performance is presented below.

Description of the Petroleum Business

Our production operations include the following:

Gulf of Mexico (United States)

We operate two fields in the Gulf of Mexico (Shenzi with a 44 per cent interest and Neptune with a 35 per cent interest) and hold non-operating interests in three other fields (Atlantis with a 44 per cent interest, Mad Dog with a 23.9 per cent interest, and Genesis with a 4.95 per cent interest). We have on-going infill drilling in our Gulf of Mexico fields. We completed water injection development projects at Shenzi and Atlantis in CY2013. All the fields are located between 155 and 210 kilometres offshore of the US state of Louisiana. We also own 25 per cent and 22 per cent, respectively, of the companies that own and operate the Caesar oil pipeline and the Cleopatra gas pipeline. Production in FY2014 was 36.1 million barrels of oil equivalent (MMboe) up from 30.6 MMboe in FY2013.

Onshore US (United States)

We produce oil, condensate, NGLs and natural gas in four shale areas: Eagle Ford, Permian, Haynesville and Fayetteville. The Eagle Ford area has two sections, Black Hawk and Hawkville. Much of the Eagle Ford and Permian areas are focused on hydrocarbon liquids. The Haynesville and Fayetteville areas are focused on natural gas. Our combined leasehold acreage onshore in the United States is approximately 1.2 million net acres. Our ownership interests in those leases range from less than one per cent to 100 per cent. At 30 June 2014, we held an interest in approximately 7,700 gross wells and approximately 2,600 net wells. We acted as joint venture operator for approximately 32 per cent of our gross wells. Production in FY2014 was 108.1 MMboe, up from 99.2 MMboe in FY2013.

Oil and gas production from our onshore shale areas is sold domestically in the United States, via connections to intrastate and interstate pipelines. Prices for oil, NGLs and natural gas are based on US regional price indices, including West Texas Intermediate prices for oil, Henry Hub prices for natural gas and Mont Belvieu prices for NGLs.

During FY2014, we sold our interest in our Onshore US South Midland shale operation, located in the Permian Basin, to EP Energy for a cash consideration of US$153 million.

Map of Onshore US and Gulf of Mexico

Map of North West Shelf and Bass Strait

Bass Strait (Australia)

Together with our 50-50 joint venture partner, Esso Australia (a subsidiary of ExxonMobil), through the Gippsland Basin Joint Venture, we participated in the original discovery of hydrocarbons in 1965 and we have been producing oil and gas from Bass Strait for more than 40 years. The Bass Strait operations are located between 25 and 80 kilometres off the southeastern coast of Australia.

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

Production in FY2014 was 34.0 MMboe, down from 36.0 MMboe in FY2013.

North West Shelf (Australia)

We are a joint venture participant in the North West Shelf Project, located approximately 125 kilometres northwest of Dampier in Western Australia. The North West Shelf Project was developed in phases: the domestic gas phase supplies gas to the Western Australia domestic market, mainly under long-term contracts, and a series of liquefied natural gas (LNG) expansion phases supplying LNG to buyers in Japan, South Korea and China under a series of long-term contracts. Gas from North West Shelf is piped to the Karratha Gas Plant for processing. We are also a joint venture partner in four nearby oil fields. All North West Shelf gas and oil joint ventures are operated by Woodside. Production in FY2014 was 28.8 MMboe, down from 30.1 MMboe in FY2013.

Pyrenees (Australia)

We operate six oil fields in Pyrenees, which are located offshore approximately 23 kilometres northwest of Northwest Cape, Western Australia. We had an effective 62 per cent interest in the fields as at 30 June 2014, based on inception to-date production from two permits in which we have interests of 71.43 per cent and 40 per cent, respectively. The project uses a floating, production, storage and off-take (FPSO) facility. The crude oil produced is sold internationally on the spot market. Production in FY2014 was 7.5 MMboe down from 8.5 MMboe in FY2013.

Macedon (Australia)

We are the operator of Macedon (71.43 per cent interest), an offshore gas field located approximately 75 kilometres west of Onslow, Western Australia, and a gas processing facility onshore approximately 17 kilometres southwest of Onslow. The operation achieved first gas in August 2013 and consists of four subsea wells, with gas piped onshore to the processing plant. After processing, the gas is delivered into a pipeline and sold domestically under long-term contracts. First year production was 5.5 MMboe.

Greater Angostura (Trinidad and Tobago)

We operate the Greater Angostura field (45 per cent interest in the production sharing contract), an integrated oil and gas development, located offshore, 40 kilometres east of Trinidad. The crude oil is sold on a spot basis to international markets, while the gas is sold domestically under term contracts. Production in FY2014 was 7.5 MMboe, up from 7.4 MMboe in FY2013.

Other

We are the operator at the following operations: Minerva (90 per cent interest), a gas field located 11 kilometres south-southwest of Port Campbell in western Victoria, the Zamzama gas project (38.5 per cent interest) in the Sindh province of Pakistan and the Keith oil and gas field (31.83 per cent interest) in the North Sea. We have non-operating interests in ROD Integrated Development (38 per cent interest), which consists of six satellite oil fields in Algeria, and in the Bruce oil and gas field (16 per cent interest) in the North Sea. Production in FY2014 was 17.3 MMboe, down from 22.3 MMboe in FY2013.

More information on our assets and operations is presented in section 2.1.1 of this Annual Report.

Completed development projects

Macedon

Macedon is a domestic gas development that consists of a 200 million cubic feet per day (MMcf/d) standalone gas plant, four subsea production wells, a 90 kilometre 20-inch wet gas pipeline and a 67-kilometre 20-inch sales gas pipeline. The project was approved in August 2010. First gas occurred in August 2013.

North West Shelf North Rankin gas compression

The North West Shelf gas compression project was approved by the Board in March 2008 to recover remaining lower pressure gas from the North Rankin and Perseus gas fields. The project consisted of a new gas compression platform, North Rankin B, capable of processing 2,500 MMcf/d of gas, which was constructed adjacent to the existing North Rankin A platform, 135 kilometres offshore from Karratha on the northwest coast of Western Australia. The two platforms are connected by a 100-metre long bridge and operate as a single facility. First gas production occurred in October 2013. This project is operated by Woodside, with an equally shared interest between Woodside, BHP Billiton, BP, Chevron, MIMI and Shell.

Development projects in execution at year-end

North West Shelf Greater Western Flank–A

The North West Shelf Greater Western Flank–A (GWF-A) gas project was approved by the Board in November 2011 to recover gas from the near field Goodwyn H and Tidepole fields. The project consists of a five well subsea tie-back of the Goodwyn H and Tidepole fields to the Goodwyn A platform. The Goodwyn A platform is located in 130 metres of water, approximately 130 kilometres offshore from Karratha on the northwest coast of Australia. First gas production is expected in CY2016. Woodside is the operator and we own a 16.67 per cent interest.

Bass Strait Longford Gas Conditioning

The Longford Gas Conditioning Plant (LGCP) Project was approved by the Board in December 2012 to enable the production of Turrum reserves plus the production of Kipper and other undeveloped high carbon dioxide content hydrocarbons. The project scope includes a carbon dioxide extraction facility, brownfield tie-ins, an electrical upgrade and multiple supporting utilities. First gas production is expected in CY2016.

Onshore US Development

Drilling and development investment for Onshore US in FY2014 was US$4.2 billion, down from US$4.7 billion in FY2013, with US$3.6 billion (FY2013: US$3.8 billion) spent in the liquids-focused areas of Eagle Ford and Permian, and US$0.6 billion (FY2013: US$0.9 billion) in the gas-focused areas of Haynesville and Fayetteville. The expenditure primarily related to drilling and completion activities at all four areas. Our onshore drilling activity in FY2014 resulted in 413 net development wells completed primarily in the Eagle Ford and Permian areas.

Of the US$4.2 billion, approximately US$400 million was invested in the installation of more than 200 kilometres of pipeline infrastructure and additional gas processing facilities, primarily in our Eagle Ford and Permian areas. The majority of drilling and completion activity in Onshore US was directed towards the liquids-focused Eagle Ford and Permian areas to capitalise on the stronger liquid prices as compared with natural gas prices. At the end of FY2014, more than 85 per cent of drilling activity was conducted in these areas.

More information on our development and capital projects is presented in section 2.4 of this Annual Report.

Exploration and evaluation

Our exploration strategy is to focus on material opportunities, at high working interest, with a bias for liquids and operatorship. While the majority of our expenditure occurs in our two principal offshore areas of activity, the Gulf of Mexico and Western Australia, we also have exploration activities in Trinidad and Tobago, Brazil, South Africa, South East Asia and Onshore US.

We then perform development evaluation activities to determine the technical feasibility and commercial viability of prospective projects after exploration and appraisal.

More information on our development evaluation activities and exploration is presented in section 2.1.1 of this Annual Report.

Description of the Potash Business

Jansen Potash Project

Our Potash strategy is to build a material industry position over the long term.

We hold exploration permits and mining leases, issued by the Government of Saskatchewan, covering more than 14,000 square kilometres of mineral rights in the province of Saskatchewan in Canada. We have progressively explored our permit areas over the past seven years and continue to evaluate their economic development potential. We are converting our exploration permits to long-term leases as these permits mature in order to enable further evaluation. To date, we have secured 4,400 square kilometres under long-term mining leases.

We believe our Jansen Potash Project, a greenfield potash project in south-central Saskatchewan, is the world’s best undeveloped potash resource and is likely to be a low-cost source of supply once fully developed. Investment in Jansen could underpin a potential fifth pillar of BHP Billiton, given the opportunity to develop a multi-decade, multi-mine basin in Saskatchewan.

On 20 August 2013, we announced an additional US$2.6 billion investment for Jansen, bringing total approved spending to US$3.8 billion. This investment is funding the excavation and lining of the Project’s production and service shafts, and the installation of surface infrastructure and utilities. The level of expenditure on the Jansen Potash Project in FY2014 was US$596 million.

With our investment premised on the attractive longer-term market fundamentals for potash, we will continue to modulate the pace of development as we seek to time our entrance to meet market demand. The introduction of one or more minority partners, consistent with our approach for certain of our other resource operations, will be considered at the appropriate time.

On the basis of our current projections and assuming Board approval, the Jansen mine is likely to ramp-up to its nameplate capacity of approximately 10 Mtpa of agricultural grade potassium chloride in the decade beyond 2020.

Performance

Petroleum and Potash revenue increased by US$1.6 billion to US$14.8 billion, mainly due to Onshore US, which increased by 43 per cent to US$4.3 billion, and Atlantis, which increased by 80 per cent to US$1.5 billion.

The increase in revenue primarily resulted from an increase in volume of four per cent in FY2014 to 246 MMboe. A 16 MMboe increase in liquids production was underpinned by a 73 per cent increase in Onshore US liquids volumes and a near doubling of production at Atlantis. Natural gas volumes declined by four per cent as the delivery of first gas from Macedon partially offset lower demand at Bass Strait and natural field decline at Haynesville.

The average realised price of natural gas across our portfolio increased by 16 per cent to US$4.35 per thousand standard cubic feet (Mscf). This included a 25 per cent increase in the average realised price of US natural gas to US$4.10 per Mscf. This increase was partially offset by a four per cent decline in the average realised price of oil to US$102 per bbl, a one per cent decline in the average realised price of LNG to US$14.67 per Mscf and a seven per cent decline in the average realised price of natural gas liquids (NGL) to US$42.28 per barrel.

Underlying EBIT for Petroleum decreased by US$115 million to US$5.9 billion in FY2014. Price-related increases, net of price-linked costs, contributed US$113 million to Underlying EBIT and volumes contributed an additional US$994 million, although this was partially offset by an increase in depreciation and amortisation expense at Onshore US that reflected the ramp-up of liquids production and the progressive development of our Permian acreage. In this regard, our position within our focus area in the Permian increased by 25 per cent in the period to 74 thousand net acres.

Additional charges were also recognised during the period, including: a US$184 million impairment of minor Gulf of Mexico assets; a US$143 million adjustment to the Browse divestment proceeds; and a US$112 million UK pension plan expense. The Group also incurred a charge of US$135 million for underutilised gas pipeline capacity, primarily in the Haynesville.

The Onshore US Underlying EBIT for FY2014 was a loss of US$156 million compared with a loss in FY2013 of US$287 million. The Onshore US Underlying EBITDA for FY2014 was US$2.3 billion compared with US$1.5 billion in FY2013. Second half June 2014 EBITDA increased by more than 60 per cent to US$1.4 billion. As a result, Onshore US generated an Underlying EBIT of US$142 million during the second half of FY2014. This included the aforementioned underutilised gas pipeline capacity charges.

In FY2014, approximately 75 per cent of Onshore US drilling and development expenditure of US$4.2 billion was invested in the Eagle Ford, with the majority focused on our Black Hawk acreage. The repetitive, manufacturing-like nature of shale development is ideally suited to our productivity agenda. Drilling costs in the Black Hawk declined by 16 per cent to US$4.2 million per well during the period while spud to sales timing improved by 21 per cent.

Of the 24 operated drilling rigs in action at the end of the period (30 June 2013: 40), 17 were in the Eagle Ford (30 June 2013: 31), four were in the Permian (30 June 2013: four), three were in the Haynesville (30 June 2013: four), while no rigs were in the Fayetteville (30 June 2013: one).

A total of 138 net wells were put online in our prolific Black Hawk acreage during FY2014 (FY2013: 66 net wells) with an average 30-day initial production rate of 1,140 boe per day. An average one-year cumulative production rate per well of 208 thousand barrels of oil equivalent (Mboe) for the wells put online in FY2013 reflected advances in completions optimisation and the benefit of restricting initial flow rates. At the end of the period we had 284 net producing wells in the Black Hawk with an average rate of 82.4 Mboe per day achieved in the June 2014 quarter (43.0 Mboe per day in the June 2013 quarter).

Onshore US overview

		Liquids- focused areas (Eagle Ford and Permian)		Gas- focused areas (Haynesville and Fayetteville)		Total
Year ended 30 June		2014	2013	2014	2013	2014	2013
Capital expenditure	US$ billion	3.6	3.8	0.6	0.9	4.2	4.7
Production	MMboe	51.9	33.4	56.2	65.8	108.1	99.2
Production mix	Natural gas	36%	42%	100%	100%	69%	80%
	Natural gas liquids	22%	23%	–	–	11%	8%
	Crude and condensate	42%	35%	–	–	20%	12%

Petroleum exploration expenditure for FY2014 was US$600 million, of which US$369 million was expensed. During the period, we signed a production sharing contract for Block 23b (60 per cent interest and operator) and farmed into Blocks 23a and 14 (70 per cent interest and operator) in Trinidad and Tobago.

During the period, we completed the divestment of our 46.1 per cent interest in Liverpool Bay and our South Midland acreage in the Permian basin, Onshore US. Combined proceeds of US$182 million were realised (before customary adjustments) and a gain on sale of US$116 million was recognised in Underlying EBIT.

Potash recorded an Underlying EBIT loss of US$583 million. This included: a US$68 million impairment associated with our decision to allow the exclusivity agreement for Terminal 5 at the Port of Vancouver (US) to lapse; and a US$300 million charge related to the revision of mine site rehabilitation provisions for the Group’s North American closed mines, which are managed by our Potash Business. In addition, exploration expense for Potash was US$47 million, a US$42 million reduction from FY2013.

The Jansen Potash Project was 30 per cent complete at the end of the period with significant progress made on surface infrastructure and shaft excavation continuing.

Outlook

After adjusting for the sale of Liverpool Bay, Petroleum production is forecast to increase by five per cent in FY2015 to 255 MMboe with another 16 MMboe increase in total liquids production projected. Conventional volumes for FY2015 are forecast to remain broadly unchanged.

Petroleum capital expenditure of approximately US$5.6 billion is planned in FY2015. In our Onshore US Asset we will continue to prioritise investment in the liquids-focused Eagle Ford and Permian with up to 120 net wells expected to be put online in the Black Hawk. In our conventional business, we will remain focused on high-return infill drilling opportunities in the Gulf of Mexico and life extension projects at Bass Strait and North West Shelf.

A US$750 million exploration program, largely focused on the Gulf of Mexico, Western Australia and the collection of seismic data in Trinidad and Tobago is planned for FY2015.

1.12.3    Copper Business

Our Copper Business, headquartered in Santiago, Chile, is one of the world’s premier producers of copper, silver, lead and uranium, and is a leading producer of zinc. We market five primary products: copper cathodes, copper, lead and zinc concentrates and uranium oxide.

Year ended 30 June	2014	2013	2012
	US$M	US$M	US$M
Revenue	13,868	14,537	13,553
Underlying EBIT	5,080	5,639	5,313
Capital expenditure	3,757	3,930	3,518
Net operating assets	22,231	20,074	16,721
Production – copper (kt)	1,727	1,689	1,468

A summary of our Copper Business’ assets and operations, development projects and FY2014 performance is presented below.

Description of the Copper Business

Our assets consist of the following:

Escondida (Chile)

Our 57.5 per cent owned and operated Escondida mine is the largest producer of copper in the world. Located in the Atacama Desert in northern Chile, Escondida employs approximately 14,000 operational employees and contractors and has the capacity to move in excess of 1.3 million tonnes (Mt) of material per day. Its two open-cut pits feed two concentrator plants, which use grinding and flotation technologies to produce copper concentrate, as well as two leaching operations (oxide and sulphide). In FY2014, our share of Escondida production was 485.7 kilotonnes (kt) of payable copper in concentrate and 177.1 kt of copper cathode. Escondida has a reserve life of 52 years.

Pampa Norte (Chile)

Pampa Norte consists of two wholly owned operations in the Atacama Desert in northern Chile – Spence and Cerro Colorado. During FY2014, Spence produced 152.8 kt of high-quality copper cathodes, using oxide and sulphide ore treatment through leaching, solvent extraction and electrowinning processes. Although production levels at Cerro Colorado have fallen in recent years as grades have declined, production in FY2014 reached 80.3 kt of copper cathode. Spence and Cerro Colorado have reserve lives of 10 and nine years, respectively.

A project, currently being studied, referred to as the Spence Growth Option (SGO), is being conducted to consider exploiting the hypogene sulphide resource with associated molybdenum sulphide by building a 95 kilotonnes per day (ktpd) concentrator at the Spence operation. SGO would extend the mine life by approximately 50 years following the current FY2025 closure date.

Antamina (Peru)

We own 33.75 per cent of Antamina, a large, long-life, low-cost copper and zinc mine in north central Peru. Our share of Antamina’s FY2014 production was 143.5 kt of copper in concentrate and 52.0 kt of zinc in concentrate. Antamina also produces molybdenum and lead/bismuth concentrate, as well as small amounts of silver in the form of by-products. Antamina has a reserve life of 13 years. In FY2014, Antamina commenced execution of a debottlenecking project, to increase milling capacity by 12 per cent to 145 ktpd.

Cannington (Australia)

Our wholly owned Cannington mine is one of the world’s largest producers of silver and lead. Located in northwest Queensland, Australia, the underground mine feeds a beneficiation processing facility that extracts silver/lead and zinc concentrates from sulphide ore. In FY2014, Cannington produced concentrates containing186.5 kt of lead, 57.9 kt of zinc and approximately 25.2 million ounces of silver. Cannington has a reserve life of nine years.

Olympic Dam (Australia)

Our wholly owned Olympic Dam mine in South Australia is a producer of copper cathode and uranium oxide and a refiner of gold and silver bullion. The site includes an underground mine, where the primary method of ore extraction is long-hole open stoping with cemented aggregate fill, and an integrated metallurgical processing plant. In FY2014, Olympic Dam produced 184.4 kt of copper cathode, 4.0 kt of uranium oxide, 121.3 kilo-ounces (koz) of refined gold and 972 koz of refined silver. Olympic Dam has a reserve life of 47 years.

A pre-feasibility study is being conducted into the proposed expansion of Olympic Dam. The objective of the study is to identify the full range of development path alternatives for Olympic Dam by investigating all possible mining methods and less capital-intensive designs, including new technologies.

In July 2014, we lodged an application for assessment by the Australian and South Australian Governments to construct and operate a demonstration plant on the existing mining lease at Olympic Dam. This process would enable heap leaching trials to progress to the next phase as part of our efforts to identify an alternative, less capital-intensive process for extracting metals from ore mined underground. Should Government and Board approvals be granted, construction of the demonstration plant is expected to commence in the second half of CY2015. A trial period of 36 months is envisaged, commencing in late 2016.

Divested asset – Pinto Valley (United States)

In October 2013, we completed the sale of our Pinto Valley mining operation and the associated San Manuel Arizona Railroad Company to Capstone Mining Corp. for US$653 million, after working capital adjustments.

More information on our assets and operations is presented in section 2.1.2 of this Annual Report.

Development projects in execution at year-end

Escondida

The Organic Growth Project 1 (OGP1) is the replacement for the Los Colorados concentrator with a new 152 ktpd plant. We expect this project to provide additional processing capacity and allows access to higher-grade ore. OGP1 was approved in February 2012 with budgeted expenditure of US$3.8 billion (BHP Billiton share US$2.2 billion). Project completion is targeted for the first half of CY2015. Work on OGP1 was 79 per cent complete at 30 June 2014.

We approved the Escondida Water Supply (EWS) project in July 2013, which consists of a new 2,500 litres per second sea water desalination facility. This project will provide an alternative water supply to Escondida, as water usage increases upon completion of the 152 ktpd OGP1 copper concentrator. Construction of the new desalination facility commenced in July 2013 and includes the development of two pipelines, four high-pressure pump stations, a reservoir at the mine site and high-voltage infrastructure to support the system. The new facility is expected to be commissioned in 2017 at a cost of US$3.4 billion (BHP Billiton share US$2.0 billion). Prior to completion of the EWS project, water supply for OGP1 will continue to be sourced from existing aquifers and the 500 litres per second desalination plant.

The Oxide Leach Area Project (OLAP), involves the creation of a new dynamic leaching pad and mineral handling system that will include several overland conveyors. The new pad is expected to maintain oxide leaching capacity at current levels following the exhaustion of the existing heap leach in CY2014. OLAP was approved in February 2012 with budgeted expenditure of US$721 million (BHP Billiton share US$414 million). A US$212 million increase in the budget of OLAP to US$933 million (BHP Billiton share US$536 million) was approved in March 2014. Work on the project was 93 per cent complete at 30 June 2014, and is expected to be completed in the second half of CY2014.

More information on our development projects is presented in section 2.4 of this Annual Report.

Exploration activities

Our greenfield copper exploration activities during FY2014 were focused on advancing targets within Chile and Peru. Greenfield activities include opportunity identification, application for and acquisition of mineral title, early reconnaissance operations and drilling programs.

Performance

Total copper production in FY2014 increased by two per cent to 1.7 Mt. Escondida copper production increased by two per cent to 1.2 Mt as an improvement in mill throughput and concentrator utilisation offset a nine per cent decline in ore grades. Record mining rates at Olympic Dam underpinned an 11 per cent increase in copper production to 184 kt while Pampa Norte copper production of 233 kt was unchanged from the prior period. Antamina achieved record annual mill throughput and copper production in FY2014.

Copper Business revenue decreased by US$669 million to US$13.9 billion. Revenue for Escondida decreased by six per cent to US$8.1 billion. The decrease in revenue primarily resulted from a five per cent decline in the average realised price of copper to US$3.22 per pound.

Lower average realised prices reduced Underlying EBIT by US$947 million, net of price-linked costs. In contrast, a stronger US dollar against the Chilean peso and Australian dollar increased Underlying EBIT by US$359 million.

Underlying EBIT for FY2014 decreased by US$559 million to US$5.1 billion. Unit cash costs, which we calculate excluding revenue from by-products, at our operated copper assets declined by six per cent during FY2014 despite the impact of the nine per cent reduction in ore grades at Escondida. In this context, productivity cost efficiencies increased Underlying EBIT by US$190 million and reflected insourcing initiatives and the broader optimisation of contractor activities across the business. A reduction in exploration and business development expenditure increased Underlying EBIT by a further US$217 million as the Group sharpened its focus on greenfield copper porphyry targets in Chile and Peru. In contrast, an increase in non-cash charges reflected a lower capitalisation rate for deferred stripping at Escondida and Pampa Norte, and a general increase in depreciation and amortisation, and reduced Underlying EBIT by US$337 million during the period.

Underlying EBIT of Olympic Dam for FY2014 increased by US$38 million to US$34 million, where costs efficiencies offset the decrease in commodities prices.

At 30 June 2014, the Group had 350 kt of outstanding copper sales that were revalued at a weighted average price of US$3.19 per pound. The final price of these sales will be determined in FY2015. In addition, 386 kt of copper sales from FY2013 were subject to a finalisation adjustment in FY2014. These provisional pricing and finalisation adjustments increased Underlying EBIT by US$73 million in FY2014 (FY2013: US$303 million decrease).

A gain on the sale of the Pinto Valley mining operation and the associated San Manuel Arizona Railroad Company of US$385 million (after tax) was recognised in FY2014 and was reported as an exceptional item.

Outlook

Total copper production is forecast to increase by five per cent in FY2015 to 1.8 Mt. With further improvements in productivity anticipated, Escondida is on track to produce approximately 1.27 Mt of copper in the period. Copper volumes at Pampa Norte and Olympic Dam are expected to remain at a similar level to FY2014, while lower average copper grades are expected to lead to a reduction in copper production at Antamina in FY2015, consistent with the mine plan.

The commissioning of OGP1, which remains on schedule to commence in the June 2015 quarter, will create 152 ktpd of valuable copper concentrator capacity. The Escondida OLAP and OGP1 are expected to maintain Escondida’s copper production.

1.12.4    Iron Ore Business

Our Iron Ore Business, headquartered in Perth, Australia, is one of the leading iron ore producers in the world. We sell lump and fines products produced in Australia and pellets from our operations in Brazil.

Year ended 30 June	2014	2013	2012
	US$M	US$M	US$M
Revenue	21,356	18,593	20,605
Underlying EBIT	12,102	11,109	14,044
Capital expenditure	2,949	5,979	4,458
Net operating assets	23,390	22,126	17,375
Production – iron ore (Mt)	204	170	159

A summary of our Iron Ore Business’ assets, development projects and FY2014 performance is presented below.

Description of the Iron Ore Business

Our assets consist of the following:

Western Australia Iron Ore (Australia)

Operations at Western Australia Iron Ore (WAIO) involve an integrated system of mines and more than 1,000 kilometres of rail infrastructure and port facilities in the Pilbara region of northern Western Australia, with the headquarters located in Perth. Our focus is to safely maximise output through operating our mines and utilising available infrastructure at our disposal. This includes our plan to continue to grow production following the recent completion of a number of expansion projects and ongoing debottlenecking of the supply chain to underpin further potential growth in capacity to 290 million tonnes per annum (Mtpa).

We have expanded our WAIO operations in response to increasing demand for iron ore, particularly from China. Since 2001, we have completed eight expansion projects to increase our mine, rail and port capacity. Our share of FY2014 production was 193 Mt of ore, which is expected to increase in FY2015 to 211 Mtpa.

We have been transitioning to owner-operated mines since 2011. We completed this transition with the last contractor run site, Orebody 18, finalising its transition during FY2014.

Lump and fines products are sold to steel mills in China, South Korea, Japan, Singapore, Hong Kong, Taiwan, Switzerland and Australia, under long-term and short-term contracts. Contract prices are generally linked to market indices.

In order to establish a consistent, long-term, high-quality lump ore product having a stable grade, we recently transitioned to a blended lump product. The product is a blend of lump ores produced from the Newman, Area C and Jimblebar mining areas, known as Newman Blend lump. During FY2014, 23 per cent of sales were lump and 77 per cent were fines.

Our WAIO operations consist of four main joint ventures: Mt Newman, Yandi, Mt Goldsworthy and Jimblebar. Our interest in the joint ventures is 85 per cent with Mitsui and ITOCHU owning the remaining 15 per cent. The joint ventures are unincorporated except Jimblebar, where we diluted our interest in a subsidiary company to 85 per cent in July 2013 for which BHP Billiton received total consideration of US$1.5 billion.

The Mt Newman Joint Venture consists of a number of orebodies joined by conveyors and spur lines to a mining hub at Mt Whaleback. Ore is crushed, beneficiated (where necessary) and blended to create the Newman Blend for lump and fines. The ore is then transported to port using our rail facilities. The Yandi JV comprises the Yandi mine where ore is crushed and screened and then transported by rail on the Newman main line. The Mt Goldsworthy JV consists of the Area C mine in the central Pilbara and the Yarrie mine in northern Pilbara. Ore is crushed and screened at Area C and transported by rail to the hub at Mt Whaleback. Production at Yarrie was suspended on 25 February 2014. The Jimblebar operation was officially opened on 23 April 2014 and comprises the new Jimblebar mine located 40 kilometres east of Newman. Jimblebar delivered first production in the September 2013 quarter and produced 9 Mt during FY2014.

Map of Western Australia Iron Ore

Our rail operations are controlled from Perth via our integrated remote operations centre which co-locates rail control, port production control, mine dispatch control and mine fixed plant control.

Our port facilities are located on both sides of the harbour at Port Hedland. These facilities consist of Nelson Point and Finucane Island. The port facilities include five ore car dumpers, three screening plants, nine stackers, five reclaimers, stock and blending yards, and eight ship loaders.

The reserve life of our Western Australian mines is 16 years.

Samarco (Brazil)

We are a 50–50 joint venture partner with Vale at the Samarco operation in Brazil. Samarco is currently comprised of a mine and two concentrators, located in the state of Minas Gerais, and three pellet plants and a port, located in Anchieta in the state of Espirito Santo. Three 396-kilometre pipelines connect the mine site to the pelletising facilities.

Samarco’s main product is iron ore pellets. Extraction and beneficiation of iron ore is conducted at the Germano facilities in the municipalities of Mariana and Ouro Preto. Ore beneficiation occurs in concentrators after which concentrate is pumped through slurry pipelines to the pellet plant in Ubu, Anchieta. Pellets are independently marketed by Samarco and sold to steelmakers in 20 countries in the Americas, Asia, Africa, the Middle East and Europe, with prices generally linked to market indices. In FY2014, our share of production was 11 Mt of pellets. The reserve life of Samarco is 39 years.

More information on our assets and operations is presented in section 2.1.3 of this Annual Report.

Completed development projects

Western Australia Iron Ore

WAIO has been executing a number of expansion projects in recent years. These projects, approved in March 2011 for a total of US$7.4 billion (BHP Billiton share US$6.6 billion) plus pre-commitment funding of US$2.3 billion (BHP Billiton share US$2.1 billion) were designed to deliver an integrated operation with a minimum capacity of 220 Mtpa (100 per cent basis).

These projects included:

•	Jimblebar Mine Expansion project to develop the Jimblebar mine and rail links, and procure mining equipment and rolling stock to deliver a capacity of 35 Mtpa. The project costs as at 30 June 2014 amounted to US$3.4 billion (BHP Billiton share); final costs are expected to be delivered below the revised budget of US$3.6 billion;

•	further development of Port Hedland, including two additional berths and ship loaders, a car dumper, connecting conveyor routes, and associated rail works and rolling stock. The project costs as at 30 June 2014 amounted to US$1.7 billion (BHP Billiton share); final costs are expected to be delivered below the revised budget of US$1.9 billion;

•	port blending facilities and rail yards to enable ore blending, expand resource life and prepare for the anticipated growth of the business beyond the inner harbour. The project costs as at 30 June 2014 amounted to US$0.9 billion (BHP Billiton share); final costs are expected to be delivered below the revised budget of US$1.0 billion.

Western Australia Iron Ore – Orebody 24 mine

In FY2014, WAIO completed execution of its development of the Orebody 24 mine, located approximately 10 kilometres northeast of Newman. Orebody 24 is a sustaining mine to maintain iron ore production output from the Mt Newman JV operations. The project was approved in November 2011 and included the construction of an ore crushing plant, train loadout facility, rail spur and other associated support facilities. The project was delivered at a cost of US$0.5 billion (BHP Billiton share), subject to finalisation, in the September 2014 quarter versus a budget of US$0.7 billion.

Samarco

During FY2011, Samarco shareholders approved a US$3.5 billion (BHP Billiton share US$1.75 billion) expansion project, consisting of a fourth pellet plant, a new concentrator and a third slurry pipeline. The project is complete, with its first pellet production in March 2014. This has expanded Samarco’s iron ore pellet production capacity from 22.3 Mtpa to 30.5 Mtpa. The final cost of the project was US$3.2 billion (BHP Billiton share US$1.6 billion).

More information on our development projects is presented in section 2.4 of this Annual Report.

Exploration activities

Western Australia

WAIO has a substantial existing reserve base supported by considerable additional mineralisation all within a 250-kilometre radius of our existing infrastructure. This concentration of orebodies also gives WAIO the flexibility to add growth tonnes to existing hub infrastructure and link brownfield developments to our existing mainline rail and port facilities. The total area covered by exploration and mining tenure amounts to 6,500 square kilometres.

Total exploration expenditure in FY2014 amounted to US$166 million.

Guinea Iron Ore

On 29 July 2014 we signed an agreement with ArcelorMittal for the sale of our 41.3 per cent interest in a joint venture that holds the Nimba Mining Concession and four iron ore prospecting permits in southeast Guinea. Completion of the transaction is subject to the receipt of regulatory approval and other customary closing conditions.

Liberia Iron Ore

We have a 100 per cent interest in a Mineral Development Agreement with the Government of Liberia. This enables the further exploration and development of our Liberian iron ore mineral leases.

Performance

Iron Ore revenue increased by US$2.8 billion to US$21.4 billion. Revenue for WAIO increased by US$2.6 billion, an increase of 13.9 per cent. An 18 per cent increase in WAIO sales volumes was the major contributor, which was partially offset by a six per cent decline in average realised price of iron ore to US$103 per wet metric tonne (FOB).

Iron ore production increased by 20 per cent in FY2014 to a record 204 Mt, exceeding initial full-year guidance by more than eight per cent. WAIO production of 225 Mt (100 per cent basis) represents a fourteenth consecutive annual record and was underpinned by the early commissioning of Jimblebar and our productivity agenda, which raised the capacity of our integrated supply chain.

Underlying EBIT for FY2014 increased by US$993 million to US$12.1 billion. The fall in the average realised price of iron ore reduced Underlying EBIT by US$864 million, net of price-linked costs, although this was partially offset by a weaker Australian dollar which increased Underlying EBIT by US$383 million. Iron ore sales, on average, were linked to the index price for the month of shipment, with price differentials reflecting product quality and the increase in WAIO sales volumes, adding US$1.8 billion to Underlying EBIT. Conversely, the progressive ramp-up of several major projects resulted in a US$425 million increase in depreciation and amortisation expense during the period. Having redirected the WAIO supply-chain bottleneck away from the mines and back to the port, WAIO unit costs decreased by six per cent in FY2014 to US$27.53 per tonne. A 12 per cent reduction in unit costs to US$25.89 per tonne was achieved in the June 2014 half year.

WAIO unit costs	FY2014	FY2013	H1 FY2014	H2 FY2014
	US$M	US$M	US$M	US$M
Revenue	21,013	18,452	10,849	10,164
Underlying EBITDA	12,988	11,668	6,801	6,187
Cash costs (gross)	8,025	6,784	4,048	3,977
Less: freight	1,274	856	625	649
Less: royalties	1,497	1,192	744	753
Cash costs (net)	5,254	4,736	2,679	2,575
Sales (kt, BHP Billiton share)	190,843	160,955	91,327	99,516
Cash cost per tonne (US$)	27.53	29.42	29.33	25.89

Outlook

In FY2015, WAIO production is expected to increase by a further 20 Mt to approximately 245 Mt (100 per cent basis). We expect additional productivity gains to support another year of record performance despite the planned tie-in of ship loaders 1 and 2 during the December 2014 half year. Total iron ore production is forecast to increase by 11 per cent in FY2015 to 225 Mt (BHP Billiton share).

Our strategy includes expanding Jimblebar to 55 Mtpa (100 per cent basis) as well as a broader debottlenecking of the supply chain, which is expected to underpin further growth in WAIO supply-chain capacity to 290 Mtpa (100 per cent basis).

1.12.5    Coal Business

Our Coal Business, headquartered in Brisbane, Australia, is the world’s largest supplier of seaborne metallurgical coal, one of the world’s largest suppliers of seaborne energy coal and a significant domestic energy coal supplier in the countries where our mines are located.

Year ended 30 June	2014	2013	2012
	US$M	US$M	US$M
Revenue	9,115	9,895	12,512
Underlying EBIT	386	595	2,612
Capital expenditure	2,345	3,626	3,103
Net operating assets	14,300	13,225	10,663
Production – metallurgical coal (Mt)	45	38	33
Production – energy coal (Mt)	73	72	74

A summary of our Coal Business’ assets, development projects and FY2014 performance is presented below.

Description of the Coal Business

Our assets comprise the following:

Queensland Coal (Australia)

Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) and BHP Billiton Mitsui Coal (BMC) Assets in the Bowen Basin in Central Queensland, Australia.

The Bowen Basin is well positioned to supply the seaborne market because of its high-quality metallurgical coals, which are ideally suited to efficient blast furnace operations, and its geographical proximity to Asian customers. We have access to key infrastructure in the Bowen Basin, including a modern, multi-user rail network, and our own coal loading terminal at Hay Point, located near the city of Mackay. We also have contracted capacity at three other multi-user port facilities including the Port of Gladstone (RG Tanna Coal Terminal), Dalrymple Bay Coal Terminal and Abbot Point Coal Terminal.

Map of Queensland Coal

BHP Billiton Mitsubishi Alliance – BMA owns and operates open-cut and underground metallurgical coal mines in the Bowen Basin, and also owns and operates the Hay Point Coal Terminal. We share 50–50 ownership with Mitsubishi Development. BMA operates the Goonyella Riverside, Broadmeadow, Daunia, Caval Ridge, Peak Downs, Saraji, Gregory Crinum and Blackwater mines. First production commenced at Caval Ridge in the June 2014 quarter. Our share of total production in FY2014 was 29.3 Mt. The reserve lives of our mines range from 2.8 years at Gregory Crinum to 37 years at Saraji.

BHP Billiton Mitsui Coal – BMC is a subsidiary company owned by BHP Billiton (80 per cent) and Mitsui and Co (20 per cent). BMC owns and operates South Walker Creek and Poitrel open-cut metallurgical coal mines. Total production in FY2014 was 8.3 Mt. The reserve lives of our mines are 15 years at Poitrel and 11 years at South Walker Creek.

Illawarra Coal (Australia)

Our wholly owned Illawarra Coal Asset owns and operates three underground coal mines – Appin, West Cliff and Dendrobium, in the Illawarra region of New South Wales, Australia. The mines supply metallurgical coal to the nearby BlueScope Port Kembla steelworks and to other domestic and export markets. The Appin mine is currently being developed to sustain Illawarra Coal’s production following the end of the mine life at West Cliff.

Coal is exported via the Port Kembla Coal Terminal, in which we own a 16.67 per cent interest. Total production in FY2014 was 7.5 Mt. The reserve lives of our mines range from 2.0 years at West Cliff to 25 years at Appin.

Energy Coal South Africa (South Africa)

Energy Coal South Africa (known as BECSA) operates four energy coal mines – Khutala, Klipspruit, Middelburg and Wolvekrans, in the Witbank region in the province of Mpumalanga, South Africa.

BECSA is 90 per cent owned by BHP Billiton, two per cent owned by its employees through an Employee Share Ownership Plan and eight per cent owned by a Broad-Based Black Economic Empowerment (B-BBEE) consortium led by Pembani Group Proprietary Limited.

Production in FY2014 was 30.4 Mt. The reserve lives of our mines range from 5.8 years at Khutala to 23 years at Middelburg.

New Mexico Coal (United States)

We own and operate the San Juan energy coal mine located in the US state of New Mexico. The mine transports its production directly to the nearby San Juan Generating Station. The San Juan mine has a reserve life of 3.5 years, which is the life of the current customer contract. Production for FY2014 was 5.7 Mt.

We also operate the nearby Navajo mine, located on Navajo Nation land in New Mexico. Full ownership of the Navajo Coal Company transferred to the Navajo Transitional Energy Company (NTEC), an entity of the Navajo Nation, effective 30 December 2013. New Mexico Coal and NTEC have entered into a Mine Management Agreement where New Mexico Coal will continue as mine operator until 31 December 2016.

New South Wales Energy Coal (Australia)

Our wholly owned New South Wales Energy Coal Asset owns and operates the Mt Arthur Coal open-cut energy coal mine in the Hunter Valley region of New South Wales, Australia.

New South Wales Energy Coal produced 20 Mt in FY2014 and has a reserve life of 33 years.

Cerrejón (Colombia)

We have a one-third interest in Cerrejón Coal Company, which owns and operates one of the world’s largest open-cut export energy coal mines, located in the La Guajira province of Colombia.

In FY2014, our share of Cerrejón production was approximately 12.3 Mt. Cerrejón has a reserve life of 17 years.

More information on our assets and operations is presented in section 2.1.4 of this Annual Report.

Completed development projects

BMA Expansions

In November 2011, we approved the development of the Caval Ridge mine project, with a revised investment of US$1.9 billion (BHP Billiton share). The Caval Ridge mine is an open-cut dragline and truck and shovel operation, with coal railed to the Hay Point Coal Terminal. First coal at the Caval Ridge mine occurred in the June 2014 quarter and the mine was 100 per cent completed at 30 June 2014.

Cerrejón P40 Project

In August 2011, we announced a US$437 million (BHP Billiton share) investment in the expansion of Cerrejón, known as the P40 Project, which is expected to enable Cerrejón’s thermal coal production to increase by 8 Mtpa to approximately 40 Mtpa. The project scope includes a second berth and dual quadrant ship loader at Cerrejón’s 100 per cent owned and operated Puerto Bolivar, along with necessary mine, rail and associated supply chain infrastructure. Construction commenced in CY2011 and the project handled its first coal in the December 2013 quarter. The port expansion associated with the Cerrejón P40 project is currently being commissioned, although operational issues are expected to constrain capacity to approximately 35 Mtpa (100 per cent basis) in the medium term. At 30 June 2014, the project was 94 per cent complete.

Newcastle Port Third Phase Expansion

In August 2011, we announced a US$367 million (BHP Billiton share) investment in the third stage development of the Newcastle Coal Infrastructure Group’s coal handling facility in Newcastle. The port expansion project is expected to increase total capacity at the coal terminal from 53 Mtpa to 66 Mtpa. This is expected to increase New South Wales Energy Coal’s allocation by 4.6 Mtpa to 19.2 Mtpa. First coal on ship, being the first ship loading through the new facility, was achieved in June 2013, ahead of schedule. At 30 June 2014, the project was 86 per cent complete.

Development projects in execution

BMA Expansions

In March 2011, we approved the expansion of the Hay Point Coal Terminal. The expansion of the terminal will deliver an additional 11 Mt of annual port capacity (100 per cent basis). Following a review of the project during FY2013, first shipment is expected in CY2015 with a revised budget of US$1.5 billion (BHP Billiton share). The project was 87 per cent complete at 30 June 2014.

Appin Area 9 Project

In June 2012, approval was given to invest US$845 million to sustain operations at Illawarra Coal by establishing a replacement mining area at Appin mine. The replacement area will have a production capacity of 3.5 Mtpa and will sustain Illawarra Coal’s production capacity at 9 Mtpa. The Appin Area 9 project was 67 per cent complete at 30 June 2014 and is expected to be operational in CY2016, whereupon it will replace production at the West Cliff mine. The project includes roadway development, new ventilation infrastructure, new and reconfigured conveyors and other mine services.

More information on our development projects is presented in section 2.4 of this Annual Report.

Performance

Metallurgical coal production increased by 20 per cent in FY2014 to a record 45 Mt (BHP Billiton share). Record production and sales volumes at Queensland Coal reflected strong performance across all operations. This included first production from Caval Ridge, the successful ramp-up of Daunia and record production at Peak Downs, Saraji, South Walker Creek and Poitrel. Illawarra Coal production declined by five per cent as an extended outage at the Dendrobium mine impacted performance in the first half of FY2014.

Energy coal production of 73 Mt for FY2014 was broadly unchanged from the prior period. Another year of robust performance was underpinned by a fifth consecutive annual production record at New South Wales Energy Coal and record volumes at Cerrejón. Extended outages at both a local utility and the Richards Bay Coal Terminal led to lower production at Energy Coal South Africa, while Navajo Coal production declined following the permanent closure of three of the five power units at the Four Corners Power Plant.

Coal revenue for FY2014 decreased by US$780 million to US$9.1 billion. Revenue for Illawarra decreased by 31 per cent to US$886 million and revenues for New South Wales Energy Coal and Energy Coal South Africa also decreased; this was partially offset by an increase in revenues for Queensland Coal of five per cent to US$4.7 billion. The decrease in revenues was driven by a 20 per cent reduction in the average price for hard coking coal and 14 per cent reduction in the average price received for both weak coking coal and thermal coal.

Underlying EBIT for FY2014 declined by US$209 million to US$386 million despite productivity volume and cost efficiencies of US$1.3 billion being embedded during the period.

A stronger US dollar against both the Australian dollar and South African rand increased Underlying EBIT by US$543 million. This was more than offset by the reduction in the average price, which in total, reduced Underlying EBIT by US$1.4 billion, net of price-linked costs.

A sustainable increase in truck and wash plant utilisation rates underpinned the improvement in productivity while a reduction in labour, contractor and maintenance costs was also achieved. In this context, redundancies totalling US$40 million were recognised in FY2014 while an increase in non-cash charges reduced Underlying EBIT by a further US$497 million. The latter included a US$292 million impairment charge at Energy Coal South Africa. A US$84 million gain on the sale of the Energy Coal South Africa Optimum Coal purchase agreement was also recognised during the period.

Outlook

Metallurgical coal production for FY2015 is expected to increase by four per cent to approximately 47 Mt as the ramp-up of Caval Ridge is completed. Energy coal production for FY2015 is expected to remain broadly unchanged at 73 Mt.

As we will retain control of the Navajo mine until full consideration is received from NTEC, production and financial results for the Navajo mine will continue to be reported by the Group.

1.12.6    Aluminium, Manganese and Nickel Business

Our Aluminium, Manganese and Nickel Business, headquartered in Perth, Australia, is one of the world’s largest integrated producers of aluminium, nickel and manganese ore and alloy.

Year ended 30 June	2014	2013	2012
	US$M	US$M	US$M
Revenue	8,411	9,278	9,911
Underlying EBIT	307	158	(24)
Capital expenditure	498	893	1,941
Net operating assets	9,322	8,809	13,127
Production – alumina (kt)	5,178	4,880	4,152
Production – aluminium (kt)	1,174	1,179	1,153
Production – manganese ores (kt)	8,302	8,517	7,931
Production – manganese alloys (kt)	646	608	602
Production – nickel (kt)	143	154	158

A summary of our Aluminium, Manganese and Nickel Business’ assets, development projects and FY2014 performance is presented below.

Description of the Aluminium, Manganese and Nickel Business

Our assets include the following:

Boddington/Worsley (Australia)

Boddington/Worsley is an integrated bauxite mining/alumina refining operation located in Western Australia. The Boddington bauxite mine supplies bauxite ore to the Worsley alumina refinery via a 51-kilometre long conveying system. We own 86 per cent of the mine and the refinery. Our share of Worsley’s FY2014 production was 3.9 Mt of alumina. Boddington has a reserve life of 17 years.

Hillside and Bayside (South Africa)

Our wholly owned Hillside and Bayside aluminium smelters are located at Richards Bay in South Africa. Hillside is the largest aluminium smelter in the southern hemisphere. In June 2014, Bayside completed the ramp-down of its remaining smelting capacity of 97 ktpa. The Bayside Casthouse continues to operate and began processing liquid metal transfers from Hillside in June 2014. Production in FY2014 for Hillside was 715 kt and Bayside was 89 kt.

Mozal (Mozambique)

We own 47.1 per cent of and operate the Mozal aluminium smelter located near Maputo, Mozambique. Mozal sources power generated by Hydro Cahora Basa via Motraco, a transmission joint venture between Eskom and the national electricity utilities of Mozambique and Swaziland. Our share of Mozal’s FY2014 production was 266 kt.

Alumar (Brazil)

Alumar is an integrated alumina refinery/aluminium smelter. We own 36 per cent of the Alumar refinery and 40 per cent of the smelter. Alcoa operates both facilities. The operations, and their integrated port facility, are located at São Luís in the Maranhão province of Brazil.

The Alumar smelter has currently suspended production from pot lines 2 and 3 reducing overall annual capacity to 124 kilotonnes per annum (ktpa), from 447 ktpa (100 per cent), due to challenging global market conditions in primary aluminium and increased costs. Our share of Alumar’s FY2014 saleable production was 1.3 Mt of alumina and 104 kt of aluminium.

HMM (South Africa)

We own a 44.4 per cent interest in Hotazel Manganese Mines (HMM), which owns the Mamatwan open-cut mine and the Wessels underground mine. In FY2014, the total manganese ore production was 3,526 kt. Wessels has a reserve life of 46 years and Mamatwan has a reserve life of 18 years.

GEMCO (Australia)

Our 60 per cent owned and operated GEMCO operation is an open-cut mining operation, located 16 kilometres from our port facilities at Milner Bay, Northern Territory. These operations, consisting of crushing, screening, washing and dense media separation, combined with its high-grade ore are in relative close proximity to the Asian export markets. FY2014 production of manganese ore was 4,776 kt. GEMCO has a reserve life of 11 years.

Metalloys (South Africa)

Our 60 per cent owned and operated Samancor Manganese Metalloys alloy plant, located in Meyerton, is one of the largest manganese alloy producers in the world. Metalloys produces high- and medium-carbon ferromanganese. Production of manganese alloy in FY2014 was 377 kt.

TEMCO (Australia)

Our 60 per cent owned and operated TEMCO operation, located in Tasmania, is a medium-sized producer of high-carbon ferromanganese, silicomanganese and sinter using ore shipped from GEMCO, primarily using hydroelectric power. Production of manganese alloy in FY2014 was 269 kt.

Nickel West (Australia)

Our wholly owned Nickel West Asset in Western Australia consists of an integrated system of mines, concentrators, a smelter and a refinery. Nickel West production in FY2014 was 98.9 kt of contained nickel. On 31 October 2013, production at the Nickel West Leinster Perseverance underground mine was suspended following a significant seismic event. A subsequent review of the incident determined it was unsafe to resume operations.

Cerro Matoso (Colombia)

Our 99.98 per cent owned Cerro Matoso Asset in Colombia combines a lateritic nickel ore deposit with a ferronickel smelter. The smelter produces high-purity, low-carbon ferronickel granules. Cerro Matoso has an estimated reserve life of 15 years. Production in FY2014 was 44.3 kt of nickel in ferronickel form.

More information on our assets and operations is presented in section 2.1.5 of this Annual Report.

Development projects

GEMCO expansion

The US$279 million GEMCO Expansion Project (GEEP2) (BHP Billiton share US$167 million), approved in July 2011, was delivered on time and on budget in the December 2013 quarter. GEEP2 increased GEMCO’s capacity from 4.2 Mtpa to 4.8 Mtpa through the introduction of a dense media circuit by-pass facility. The expansion has also addressed key infrastructure constraints by increasing road and port capacity to 5.9 Mtpa, creating 1.1 Mtpa of additional capacity for future expansions.

More information on our development projects is presented in section 2.4 of this Annual Report.

Performance

Aluminium, Manganese and Nickel revenues decreased by US$867 million to US$8.4 billion. Revenue for Cerro Matoso decreased by 25.9 per cent to US$595 million, driven by a decline in nickel prices by seven per cent and lower production. Production at Cerro Matoso was affected by kiln and furnace outages, and lower nickel grades. Aluminium revenues decreased by 8.5 per cent to US$2.4 billion primarily due to lower average realised prices which declined by six per cent.

Alumina production increased by six per cent in FY2014 to a record 5.2 Mt. The Efficiency and Growth project at Worsley reached nameplate capacity during the year and annual production records were achieved at both the Worsley and Alumar refineries. Aluminium production of 1.2 Mt was unchanged from FY2013 with production records at both Hillside and Mozal offset by lower volumes at Alumar following the phased suspension of 103 kt (BHP Billiton share) of annualised capacity.

Manganese ore production declined by three per cent in FY2014 to 8.3 Mt as GEMCO was affected by higher than usual rainfall during the wet season. Manganese alloy production increased by six per cent in FY2014 compared to FY2013, which was affected by the temporary suspension of operations at TEMCO.

Nickel production declined by seven per cent in FY2014 to 143 kt. Production at Cerro Matoso was affected by kiln and furnace outages, and lower nickel grades. Nickel West production declined by four per cent following the closure of the Perseverance underground mine in November 2013.

Notwithstanding a rebound in nickel and aluminium prices in the second half, lower average realised prices reduced Underlying EBIT by US$409 million during FY2014, net of price-linked costs. More specifically, lower average realised prices for aluminium (down six per cent to US$2,022 per tonne), manganese ore (down four per cent to US$4.64 per dry metric tonne unit), manganese alloy (down six per cent to US$980 per tonne) and nickel (down seven per cent to US$14,925 per tonne) were only partially offset by an increase in the average realised price of alumina (up two per cent to US$307 per tonne).

Underlying EBIT for FY2014 increased by US$149 million to US$307 million. A reduction in headcount and consumable costs, as well as equipment debottlenecking at most assets, contributed to the US$335 million of productivity cost efficiencies embedded during the period. A stronger US dollar against both the Australian dollar and South African rand increased Underlying EBIT by a further US$469 million. In contrast, the cessation of aluminium smelting activities at Bayside (US$167 million) and costs associated with the closure of the Perseverance underground mine at Nickel West (US$174 million) contributed to a decrease in Underlying EBIT of US$341 million.

In May 2014, the Group announced a review of the Nickel West business, comprising the Mt Keith, Cliffs and Leinster mines, its concentrators, the Kalgoorlie smelter and the Kwinana refinery. The review is considering all options for the long-term future of Nickel West, including the potential sale of all or part of the business.

Outlook

Saleable nickel production at Nickel West is expected to decline by four per cent in FY2015 to 95 kt with approximately 55 per cent to be sourced from third party feed. Ferro-nickel production at Cerro Matoso is expected to decline by three per cent to 43 kt as a result of lower grades.

In contemplation of the proposed demerger, BHP Billiton and Anglo American have agreed to make certain changes to the agreement which governs their interests in the Manganese business. BHP Billiton manages and owns 60 per cent of the Manganese business with Anglo American owning the remaining 40 per cent.

Subject to obtaining the required approvals for the agreement, the changes will result in BHP Billiton and Anglo American agreeing to share joint control of the Manganese business. As a result, we will discontinue consolidation of the Manganese business and account for our 60 per cent interest as an equity accounted joint venture. We will therefore derecognise the existing carrying amounts of all assets, liabilities and the non-controlling interest in the Manganese business attributed to Anglo American and initially record our retained 60 per cent interest at fair value. The remeasurement at fair value will give rise to an estimated gain of approximately US$2 billion in the first half of FY2015.

1.13    Our people

People are the foundation of our organisation and underpin our success. We value our people and encourage the development of talented and motivated employees to support the continued performance and growth of our diverse operations. We strive to build a sense of purpose and achievement among all our people in the work we do.

1.13.1    Employees and contractors

By working to Our Charter we align our people around our common purpose and values. Our Charter provides a vital reference point for how we do business, wherever we are in the world, and whatever work we do.

The table below provides the average number of employees and contractors over the last three financial years.

Year ended 30 June	2014	2013	2012
Employees	47,044	46,892	43,238
Contractors	76,759	79,330	78,813

Total	123,803	126,222	122,051

The table below shows the gender composition of our workforce, senior leaders and Board over the last three financial years.

Year ended 30 June	2014	2013	2012
Male employees	39,517	38,920	35,888
Female employees	7,527	7,972	7,350
Female employees (per cent)	16	17	17
Male senior leaders (a)	317	326	365
Female senior leaders (a)	55	40	41
Female senior leaders (per cent)	15	11	10
Male Board members	12	11	11
Female Board members	2	2	2
Female Board members (per cent)	14	15	15

(a)	For UK law purposes, we are required to show information for ‘senior managers’ which is defined to include both senior leaders and any persons who are directors of any subsidiary company even if they are not senior leaders. In FY2014, senior leaders comprise the top 372 people in the organisation. There are 33 directors of subsidiary companies who are not senior leaders, comprising 23 males and 10 females. Therefore, for UK law purposes, the total number of senior managers is 340 males and 65 females (16 per cent female).

The tables below provide a breakdown of the weighted average number of employees across the Group, in accordance with our reporting requirements under the UK Companies Act 2006. The calculation includes the Executive Director, 100 per cent of employees of subsidiary companies, and our share of joint operations, for each of the past three financial years. Employees of equity accounted entities are not included. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during a particular year are included for the period of ownership. Contractors are not included.

On 1 July 2013 the Group adopted IFRS 10 and IFRS 11. This led to the full consolidation of Escondida employees (previously proportionately consolidated) and the exclusion of certain equity accounted entities including Samarco, Antamina and Cerrejón. The comparative periods have been restated on this basis.

The table below provides a breakdown of our average number of employees by Business for each of the last three financial years.

Year ended 30 June	2014	2013	2012
Petroleum and Potash	4,207	4,449	4,067
Copper	10,070	10,435	9,445
Iron Ore	8,035	6,883	4,711
Coal	12,318	12,240	11,679
Aluminium, Manganese and Nickel	10,775	11,115	11,388
Group Functions, Marketing and unallocated	1,639	1,770	1,948

Total	47,044	46,892	43,238

The table below provides a breakdown of our average number of employees by geographic region for each of the last three financial years.

Year ended 30 June	2014	2013	2012
Africa	9,035	9,121	9,358
Asia	1,105	1,183	1,114
Australasia	23,048	21,977	19,305
Europe	146	231	532
North America	4,373	5,116	4,117
South America	9,337	9,264	8,812

Total	47,044	46,892	43,238

The increase in Australasian headcount during FY2014 is primarily due to the increase in the Iron Ore Business as a result of the expansion of the Jimblebar operations and additional support required in non-process infrastructure and port and rail operations. The Coal Business also experienced an increase as a result of the addition of the Daunia and Caval Ridge workforce. The decreased headcount in Europe occurred with the closure of offices in The Hague and Antwerp, and in North America with the sale of the diamonds business and sale of the Pinto Valley mining operation. For further information regarding these sales, refer to sections 1.15.3 and 2.1.2 of this Annual Report.

1.13.2    Employee policies and engagement

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

Effective communication and employee engagement is critical for maintaining open and productive relationships between leaders and employees. Employees receive communication on BHP Billiton goals and performance, as well as on other important issues such as health and safety and the environment and the Code of Business Conduct. Our Code of Business Conduct is founded on Our Charter values, which make an unqualified commitment to working with integrity. Communication is undertaken through a variety of channels, including the internet, intranet, email, newsletters and other means designed to cater for the local environment. Our employees can access our Annual Reports either via the internet or hard copy. Communications tools are also used to facilitate employee feedback, as are a variety of consultative processes. Dispute and grievance handling processes are also in place to assist in equitably addressing workplace issues across the organisation. A business conduct advisory service, EthicsPoint, operates worldwide to allow concerns to be raised about conduct that is out of step with Our Charter values, our policies and procedures or legislation.

Our all-employee share purchase plan, Shareplus, is available to all permanent full-time and part-time employees, and those on fixed-term contracts, except where local regulations limit operation of the scheme. In these instances, alternative arrangements are in place. As at 30 June 2014, 27,401 employees, or approximately 53.1 per cent of those eligible for the April 2014 offer, were participants in Shareplus. The Shareplus employee plan is described in section 4.4.26 of this Annual Report. Short-term and long-term incentive schemes also operate across the Group. Rewards for eligible individuals are predicated on the need to meet targets relating to the Group’s performance in areas such as health, safety and achievement of financial measures and on the personal performance of each employee.

Our performance management process aligns individual performance and behaviour to Our Charter and our strategic and operational priorities as well as working to ensure individual and team performance is recognised. Our leaders are accountable for providing feedback and coaching and identifying development needs to help our employees maximise their performance and realise their full potential. In FY2014, 74 per cent of employees participated in a formal performance review process. Due to industrial agreements, not all employees are able to participate in individual performance or reward programs. The importance we place on employee development and training is demonstrated by the significant amount of training our employees undertake.

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

1.13.3    Diversity and inclusion at BHP Billiton

Our Charter and GLDs guide all aspects of our management, including diversity and inclusion.

Our GLDs are underpinned by principles that guide our approach to diversity and inclusion. Our GMC and the Board believe that a diverse workforce and inclusive work environment where the unique skills, experiences and perspectives of our people are embraced is pivotal to sustaining performance and increasing productivity. The Board approves the Group’s diversity and inclusion measurable objectives for each financial year and monitors its progress. In relation to gender, they have set a goal of increasing the number of women on the Board. Further details are set out below.

Principles that underpin our approach to diversity and inclusion:

•	a diverse workforce and an inclusive environment are necessary to the delivery of our strategy that is predicated on diversification by commodity, geography and market;

•	we aspire to have a workforce that best represents the communities in which our assets are located and our employees live;

•	actions that support our diversity and inclusion objectives should be consistent with our established approach to talent, performance and reward;

•	achieving an appropriate level of diversity will require structured programs to support employees from an early career stage in developing the necessary skills and experiences for leadership roles;

•	creating an inclusive work environment will require every employee and leader to embrace diversity and act in a way that is consistent with Our Charter;

•	measurable objectives in support of diversity and inclusion will be transparent, fit for purpose and focus on (i) engaging, enabling and developing our workforce and (ii) establishing appropriate representation goals.

Progress against measurable objectives

Progress against our FY2014 commitments is set out below.

1.	Each Business, Group Function and Marketing will be evaluated on progress in executing the measurable objectives that form part of its multi-year diversity plan.

•	The performance of each Business, Group Function and Marketing was evaluated as part of the Group’s internal compliance requirements. Results were taken into account in determining variable remuneration.

2.	Execute the diversity and inclusion strategy and actions approved by the GMC.

•	Our CEO and management teams reinforced our commitment to diversity and inclusion through internal and external communication channels including town hall meetings, surveys and participation in industry events.

•	Senior leaders mentored and held talent development conversations with high potential females, females in our graduate program and ethnically diverse talent. Specific actions were captured as part of their development plans.

•	Employees’ perceived level of inclusion in their teams was measured as part of the employee survey. Results, together with tools to assist action planning were cascaded to business leaders and line managers.

•	Actions to increase representation of Indigenous people in our workforce included targeted resourcing strategies, training programs and integration initiatives to broaden employment opportunities.

•	Female representation increased (i) seven percentage points in senior leadership roles to 15 per cent and (ii) one percentage point in our overall workforce representation to 16 per cent from our baseline in 2010. We remain committed to increasing overall female representation, with a specific focus on operational areas.

3.	Increase female representation by one in each asset and operations leadership team by end of FY2015 (where the business leadership team comprises less than 50 per cent females).

•	Female representation increased nine percentage points in operational leadership teams from last year.

4.	Develop recommendations for providing childcare options and flexible work arrangements.

•	Flexible work recommendations are being piloted in different locations. Childcare options remain a focus for FY2015.

5.	Increase the proportion of female and Indigenous graduates hired and retained year on year.

•	Representation of females in our graduate intake increased three percentage points at a global level and six percentage points in Australia from last year. Indigenous Australian representation increased three percentage points. Retention of female graduates that have commenced since 2011 remains stable at 93 per cent.

6.	Maintain at least a 30 per cent female participation in our Accelerated Leadership Development Program (ALDP).

•	Female representation in our ALDP cohort remains at 41 per cent.

Continuous improvement

In FY2015, we will continue focusing on creating work environments of greater inclusion and enhancing our gender and diversity profile. We will take the following steps to deliver against this commitment:

1.	Demonstrate progress against our diversity and inclusion plan to improve our gender and ethnicity profile and increase female representation year on year;

2.	Demonstrate improvement in creating a work environment of inclusion, as measured by our employee survey.

Each Business, Group Function and Marketing will continue to be evaluated on progress against their multi-year diversity and inclusion plan. Successful completion will be taken into account in determining bonus remuneration and tracked as part of the Group’s internal compliance requirements.

1.14    Sustainability

Our Charter value of Sustainability is core to our strategy and we integrate health, safety, environmental, social and economic factors into our decision-making. Maintaining our licence to operate as a global company is dependent upon gaining access to natural resources and ensuring we earn the trust of our shareholders, employees, contractors, communities, customers and suppliers.

Our approach to sustainability reflects our priority to put health and safety first, be environmentally responsible and provide support to our host communities. In reporting our sustainability performance, we include our impact on the environment and approach to climate change, water stewardship, resource conservation and biodiversity; and our efforts to ensure the broader economic contributions of our operations benefit the regions in which we operate.

The information contained in this section, unless otherwise stated, covers assets that have been wholly owned and operated by BHP Billiton or that have been operated by BHP Billiton in a joint venture operation (operated assets) for FY2014.

1.14.1    Identifying our sustainability issues

To deliver successfully on our strategy we must identify and respond to the sustainability issues that have a direct or indirect impact on our business, to our stakeholders and society at large. Using a materiality assessment process, we identified and prioritised material sustainability issues included in this Annual Report and the Sustainability Report 2014. The following issues are discussed in this Annual Report:

Governance	Health and safety	Environment	Society
• Governance and sustainability • Identifying and managing our material risks • Operating with integrity and conducting business transparently • Addressing climate change	• Keeping our people and operations safe • Focusing on the health of our people	• Energy and greenhouse gas management • Biodiversity and land management • Water stewardship • Responsibly managing hydraulic fracturing	• Supporting and engaging with our communities • Free, prior informed consent • Respecting human rights • Making a positive contribution to society

Additional information relating to our sustainability performance for FY2014 is available in our Sustainability Report 2014 and can be found online at www.bhpbilliton.com.

1.14.2    Governance

Governance and sustainability

Our Board governs the Group in a manner consistent with Our Charter values, our strategy and our commitment to a transparent and high-quality governance system. The Board has established a number of committees to assist it in exercising its authority and to monitor the performance of the Group. The Sustainability Committee assists the Board in oversight of health, safety, environment, community and climate change matters. This includes overseeing areas relating to risk control, compliance with applicable legal and regulatory requirements and overall health, safety, environment and community (HSEC) performance of the Group.

The Board delegates authority to the CEO to manage the Group in its pursuit of creating long-term shareholder value through the discovery, acquisition, development and marketing of natural resources. Established by the CEO, the GMC is the Group’s most senior executive body. The GMC’s purpose is to provide leadership to the Group, determining its priorities and the way it is to operate, thereby assisting the CEO in pursuing the corporate purpose. The GMC is a forum to debate high-level matters important to the Group and to ensure consistent development of the Group’s strategy.

To link HSEC matters to remuneration, 20 per cent of the FY2014 short-term incentive opportunity for GMC members was based on HSEC performance. This was an increase from 15 per cent in FY2013, reflecting the importance the Board and GMC place on sustainability. The Sustainability Committee assists the Remuneration Committee in determining appropriate HSEC metrics to be included in GMC scorecards and in assessing performance against those measures. The Board also has discretion over both the short-term and long-term incentive opportunities for GMC members and takes into consideration HSEC performance.

Identifying and managing our material risks

In addition to the legal requirements of the countries in which we operate, our approach to sustainability risks is defined by our HSEC-related Group Level Documents (GLDs). These clearly describe our mandatory minimum performance requirements and accountabilities across the Group and are the foundation for developing and implementing management systems at our operations.

Our HSEC-related GLDs outline our approach to the Group’s material sustainability risks and highlight a commitment to international policies, standards and management practices. These include the principles and mandatory requirements of the position statements of the International Council on Mining and Metals (ICMM) Sustainable Development Framework, the United Nations (UN) Global Compact, the UN Declaration of Human Rights and the Voluntary Principles on Security and Human Rights.

We seek to ensure our customers, suppliers, agents, service providers and contractors maintain business practices and workplaces that are aligned with our GLDs. We also provide GLD performance requirements to our non-operated assets and seek to influence the asset to follow these requirements.

Our Risk Management GLD provides the framework for embedding risk identification and management into our business activities, functions and processes. This is the basis of an active and consistent risk-based approach to sustainability. We identify risks we consider material to our organisation and take into consideration the potential health, safety, environmental, community, reputational, legal and financial impacts. The severity of any particular risk is assessed according to the most severe impact associated with a specific risk. The objectives of the risk management process are to understand the nature and residual impact of the material risks for the Group and to ensure they are managed through the verification and effectiveness testing of critical controls. Information relating to the material risks for the Group, including sustainability risks, is available in section 1.7 of this Annual Report.

Operating with integrity and conducting business transparently

To maintain our position as one of the world’s leading companies, we are committed to ethical business practices and high levels of governance in all our dealings. Regardless of the country or culture within which our people work, our Anti-corruption GLD and Code of Business Conduct prohibit bribery and corruption in all our business dealings. Particulars in relation to the Code of Business Conduct and anti-corruption are referred to in section 3.17 in this Annual Report. Specific discussion on legal proceedings is available in section 6 of this Annual Report.

Transparently reporting our payments to governments

We believe that transparency of government revenue from the extraction of natural resources is an important element in the fight against corruption. BHP Billiton has been a supporter of the Extractive Industries Transparency Initiative (EITI) since its inception in 2002 and we continue to engage actively with EITI processes in countries where we operate. In line with our support for the EITI, we have reported in the Sustainability

Report 2014, payments of taxes and royalties derived from resource developments on a country-by-country basis. Our payments to governments in FY2014 included US$9.9 billion in company taxes, royalties and certain indirect taxes and approximately US$1.5 billion in taxes collected on behalf of employees. More than 99 per cent of our payments were made to 14 countries. Of these, our largest payments are made in Australia, where we have the majority of our assets.

Sustainability in our supply chain

As a global organisation, we understand our responsibility to ensure we only engage with suppliers who have responsible and ethical business practices. Relationships with our partner suppliers are managed in accordance with relevant contractual arrangements, Our Charter, our Code of Business Conduct, our Anti-corruption GLD and relevant HSEC GLDs.

To identify sustainability risks across our supply chain, we use a risk-based approach within our Supply ‘Source to Contract’ GLD to support our suppliers’ alignment with our HSEC and business conduct requirements. These requirements include zero tolerance of a number of human rights infringements including child labour, inhumane treatment of employees and forced or compulsory labour. Our suppliers are also required to adopt an open attitude towards legitimate activities of trade unions.

Contracted suppliers are assessed on a matrix for commercial dependency versus supplier risk and assigned a tiered segmentation. A procedure to engage with each supplier is developed appropriate to the level of risk.

Closure planning

Closure planning is a key consideration in the planning and development of our projects and operations. We recognise the significant risks associated with poorly managed closure activities and seek to minimise these throughout the life cycle of our operations. In line with our Corporation Alignment Planning GLD, our operations are required to develop and maintain closure plans that address the details of rehabilitation activities for disturbed land, remediation requirements for contaminated land, and end uses for land and infrastructure. Closure plans are also required to include community livelihood opportunities post-closure, design and engineering specifications for structures remaining at closure and human resource strategies addressing retention and transition opportunities for employees. In addition, we require closure plans to be developed as part of our major capital investments to ensure we understand potential closure liabilities and have the opportunity to reduce them during the design stage. The closure plans provide the basis for estimating the closure costs and the associated accounting for closure and rehabilitation obligations. Information on these provisions can be found in note 18 ‘Provisions’ to the Financial Statements in our Annual Report 2014.

An ongoing internal closure planning audit program, established in FY2011, tests the effectiveness of the controls detailed in our Corporation Alignment Planning GLD. Findings from these audits are reported to the relevant Business Presidents, while summary reports are considered by the Sustainability Committee of the Board. During FY2014, 10 audits were conducted and, where required, improvements to the closure plan or provisions were implemented.

Addressing climate change

Addressing climate change is a Board governance and strategic issue. Successful implementation of our strategy requires us to sustainably develop our asset portfolio to deliver superior long-term shareholder returns.

Climate change governance

We recognise our responsibility to take action by focusing on reducing our emissions, increasing our preparedness for physical climate impacts, and working with others, including our industry and governments, to enhance the global response to climate change. To effectively address the challenge of climate change, there must be a significant focus on developing and deploying low-emissions technologies. We will, through material investments in low-emissions technology, contribute to reducing emissions from fossil fuels.

There is uncertainty around the physical impacts of climate change and how the world will respond to these impacts or seek to mitigate climate change. In light of this, our investment decisions are informed by a comprehensive understanding of a range of possible climate change outcomes and the associated risks and opportunities to delivering shareholder value. We use a broad range of scenarios that consider critical global uncertainties (e.g. macroeconomic and geopolitical) and their impacts on supply and demand assumptions to test our portfolio and investment decision-making.

Our approach to addressing climate change is to identify emerging trends, develop strategies, coordinate activity across the businesses and report our performance externally. Our GMC has primary responsibility for the design and implementation of an effective position and response to climate change, and accountability for performance against our climate change metrics. We also seek input and insight from external experts, such as the Forum on Corporate Responsibility.

To reflect updates in scientific knowledge and global regulatory and political responses, we regularly review our position on climate change. We incorporate climate change considerations into our Group scenarios to understand potential impacts on our portfolio. We also conduct annual reviews of performance against Business greenhouse gas (GHG) targets to ensure we are on track to achieve our company target. The Sustainability Committee has considered a range of climate change scenarios and continues to monitor the actions being taken to manage a range of climate change impacts and policy responses.

Our perspective on climate change

We accept the Intergovernmental Panel on Climate Change’s (IPCC) assessment of climate change science, which has found that warming of the climate is unequivocal, the human influence is clear and physical impacts are unavoidable. We believe the world must pursue the twin objectives of limiting climate change to the lower end of the IPCC emission scenarios in line with current international agreements, while providing access to the affordable energy required to continue the economic growth essential for maintaining living standards and alleviating poverty.

We use the IPCC’s findings to build our understanding of the impacts climate change will have on our business and to inform our decision-making. Limiting climate change will require substantial and sustained reductions of GHG emissions. Our view is that an effective, long-term climate change policy framework should use a portfolio of complementary measures to reduce emissions and build resilience. This should include a price on carbon that addresses competitiveness concerns, support for energy-efficiency improvements, and the development and deployment of low-emissions technologies, together with measures to respond to the physical impacts of climate change.

We will continue to take action to reduce our emissions and build the resilience of our operations, investments, communities and ecosystems to the impacts of climate change. Recognising their role as policy makers, we engage with governments to enhance the global response. We work in partnership with resource sector peers to improve sectoral performance and increase industry’s influence in policy development to deliver effective long-term regulatory responses.

The global challenge

Our diverse portfolio is important in meeting global demand for energy. We will continue to adjust the shape of our portfolio to match energy and commodity demand and meet society’s expectations while maximising shareholder returns.

Our approach to investment decision-making and portfolio management ensures that climate change risks are identified, assessed and appropriately addressed. We have been applying an internal price on carbon in our investment decisions and portfolio evaluation for more than a decade and were early adopters of this approach. We maintain a view on carbon pricing using a carbon price protocol which we update regularly. Our carbon price protocol tracks the progress of national commitments to tackle climate change throughout the world, including our major operating regions and customer demand centres, and considers various potential scenarios for how global emissions and policy will evolve over time. We look at the potential for reductions in emissions and the cost associated with those reductions to determine an appropriate price level for each relevant country or region. In doing so, we consider the effectiveness of different policies, political situations required to pass legislation, timing to implement reductions and the interaction between policy mechanisms.

Through a comprehensive and strategic approach to corporate planning, we work with a broad range of scenarios to assess our portfolio, including consideration of a range of policy responses to and impacts from climate change. Our work suggests that BHP Billiton’s portfolio diversification provides resilience to our overall asset valuation. The diversity of our overall portfolio, which includes energy (oil, coal and uranium) and minerals (including copper, premium quality iron ore and potash), uniquely positions us to manage and respond to changes and capture opportunities to grow shareholder value over time.

Stranded assets and the ‘carbon bubble’

The potential gap between the current valuation of fossil fuel reserves on the balance sheets of companies and in global equities markets and the reduced value that could result if a significant proportion of reserves were rendered incapable of extraction in an economically viable fashion due to responses to climate change, is known as the ‘carbon bubble’. Although this concept has been discussed by non-government organisations and academics for several years, there has recently been renewed interest in this topic, particularly from ratings agencies and investment analysts. There is, however, little consensus on what specific carbon prices, fossil fuel demand or market prices might trigger this devaluation.

Providing access to the affordable energy required to continue the economic growth is essential for maintaining living standards and alleviating poverty. Under all current plausible scenarios, fossil fuels will continue to be a significant part of the energy mix for decades.

BHP Billiton uses a scenario framework, including for forecasting commodity prices that considers critical global uncertainties (e.g. macroeconomic and geopolitical) and their impacts on supply and demand assumptions. Using a range of carbon prices and commodity demand and pricing assumptions across a variety of internally consistent scenarios, we have determined that BHP Billiton’s overall asset valuation is not at material risk, the pay-back periods for most present and future investments in fossil fuels production are relatively short and the portfolio remains robust.

Mitigation

We have been setting GHG targets for our Businesses since 1996 and have a goal to limit our overall emissions to below our FY2006 baseline by FY2017. Meeting an absolute target is not easy. Growth across our Businesses will increase emissions and we must continually look for opportunities to improve our energy efficiency and implement GHG reduction projects to mitigate this increase. All our Businesses are required to minimise their emissions to reduce our contribution to climate change. They must identify, evaluate and implement all suitable projects that prevent or minimise GHG emissions including in project design and equipment selection. For further information on our GHG emissions reduction projects, please refer to the Sustainability Report 2014.

Adaptation

We recognise that we must ensure our business is resilient and can adapt to physical climate change impacts that will occur. Our assets are long-lived so we take a robust, risk-based approach to managing these impacts. Our assessment of the regional impacts on our Businesses shows that they are already exposed to risks as a result of climate change, including increasing storm intensities, greater water supply variability and an increasing number of high-temperature days. These impacts can affect health and safety, productivity and financial performance. Testing the resilience of our operations to these impacts has already changed the way we work. For example, the identification and assessment of increasing storm intensity and storm surge levels has resulted in raising the height of the trestle at our Hay Point coal port facility in Australia as part of our expansion plans.

We continue to look for enhancements to the Company-wide integrated planning framework to allow better assessment of the physical risks associated with climate change and to ensure resilience is embedded into our business plans and investment decisions. We will also look for opportunities to work in partnership to improve community and ecosystem resilience to the impacts of climate change.

Investing in technology and innovation

To effectively address the challenge of climate change, there must be a significant focus on developing and deploying low-emissions technologies over the next few decades. The rate of technology improvement and subsequent adoption must be faster than the usual commercial timeframes if these technologies are to be available at scale and at acceptable cost to meet the global challenge. Industry and government will need to work together in collaborative partnerships to facilitate this step-change.

We are a foundation member of the Cooperative Research Centre for Greenhouse Gas Technologies, one of the world’s leading collaborative research organisations focused on carbon capture and storage (CCS). We contribute a voluntary levy to the Australian Coal Association Low Emissions Technologies to facilitate the development of low-emissions technologies from coal use, including CCS. We are a member of the Global Carbon Capture and Storage Institute which aims to accelerate the development, demonstration and deployment of CCS globally through knowledge sharing, fact-based advice and advocacy and work to create favourable conditions to implement CCS.

We are developing a more integrated approach to low-emissions technology to provide a roadmap for our investments. We will investigate opportunities for investment across a range of technologies that have the potential to lead to material emission reductions in our operations and across our supply chains. To accelerate deployment of any prospective technologies, we will seek opportunities to partner with governments, industry leaders and key researchers.

Further information on our approach to climate change is available online at www.bhpbilliton.com.

1.14.3    Health and safety

Keeping our people and operations safe

We recognise that the health and safety of our people comes first. This is core to Our Charter and to every aspect of our business. Our people are key to our long-term success and central to improving our HSEC performance.

To understand, manage and, where possible, eliminate the risks in our business, we have appropriate controls in place and provide our people with appropriate training. While eliminating hazards through engineering or physical controls has a strong place in safety management, we understand it is only part of the solution.

Our operations are required to have systems in place to identify and effectively manage foreseeable crises and emergencies. This ensures our operations can deal with potential causalities, to limit harm and to safely return to full function as soon as possible.

Across our business, we undertake annual assessments to verify that critical controls are effective in managing each material risk. During FY2014, we maintained this focus, which included assessing whether the critical controls were being deployed as designed and to the standard required.

In FY2014, there were no fatalities reported at our operated assets. Our total recordable injury frequency (TRIF) performance of 4.2 injuries per million hours worked improved by nine per cent compared with FY2013.

Total recordable injury frequency (per million hours worked)

Year ended 30 June	2014	2013	2012
Total recordable injury frequency (TRIF)	4.2	4.6	4.7

Focusing on the health of our people

To prevent occupational illness and injury, we are focused on ensuring the work our people are required to do does not impact their health and that they are fit for work. This means identifying and assessing risks and managing and minimising their impact.

Since FY2012, we have seen an increase in the reporting of musculoskeletal illnesses and in FY2014 we have also seen an increase in noise induced hearing loss case reporting. These changes in reported cases have been driven by the adoption of comprehensive musculoskeletal illness classification processes and the introduction of programs for the early detection of hearing loss at some of our Australian operations. This has resulted in more focus on both of these illnesses.

In FY2014, the incidence of employee occupational illness was 2.84 per million hours worked, an increase of 19 per cent compared with FY2013.

Employee occupational illness incidence (per million hours worked)

Year ended 30 June	2014	2013	2012
Noise induced hearing loss	0.68	0.51	0.97
Musculoskeletal	1.61	1.24	1.04
Other illnesses	0.55	0.64	0.35

Total	2.84	2.39	2.36

Our priority is to control occupational exposures at their source. We are focused on continuously improving our occupational exposure controls. In situations where we cannot control the source, we employ a range of measures, including the provision of personal protective equipment to safeguard our people.

Operations are required to identify and control health risks and to establish an exposure risk profile to harmful agents for employees and for contractors and to review the profile to validate exposure levels and to account for process changes. The implementation of exposure controls is required where exposure potentially exceeds or is anticipated to exceed occupational exposure limits (OELs). We establish our own OELs when we believe local regulatory limits do not provide adequate protection for our workers. If a potential exposure to harmful agents exceeds 50 per cent of the OEL, periodic medical surveillance is required.

In FY2012, we established a health target baseline and committed to reduce potential occupational exposure to carcinogens and airborne contaminants by 10 per cent by FY2017. In FY2014, we recorded a 22 per cent decrease in the number of potential exposures to carcinogens and airborne contaminants, if not for the use of personal protective equipment, compared with our FY2012 baseline. We have therefore currently exceeded our target; however, exposure control remains an area of focus to ensure our reductions are maintained.

1.14.4    Environment

We demonstrate environmental responsibility by minimising our environmental impacts and contributing to enduring benefits to biodiversity, ecosystems and other environmental resources. We classify environmental incidents based on our Risk Severity table. We determine a significant environmental incident as one that causes one or more major impacts to land, biodiversity, ecosystem services, water resources or air, with effects lasting greater than one year. Incidents that may impact any of the environmental attributes listed previously are investigated and remediated according to internal or external requirements. In FY2014 there were no significant environmental incidents reported at our operated assets.

Energy and greenhouse gas management

We strive to continually improve energy and GHG management. Consistent with our Environment GLD, our Businesses are required to identify, evaluate and implement suitable projects that prevent or minimise GHG emissions. We also evaluate and implement GHG emission reduction opportunities in capital project design.

In FY2013, we set a target to maintain our FY2017 GHG emissions below our FY2006 baseline levels, while continuing to grow our business. In FY2014, the Group’s total GHG emissions were 45.0 million tonnes (Mt) of carbon dioxide equivalent (CO2-e), a reduction of 1.7 Mt CO2-e compared to FY2013 (46.7 Mt CO2-e). This keeps us in line to achieve our GHG target. We will continue to focus on the implementation of abatement opportunities within our Businesses to further reduce our GHG emissions.

GHG Scope 1 and 2 (millions of tonnes CO2-e)

Year ended 30 June	2014	2013	2012
Scope 1 (a)	22.7	22.0	20.2
Scope 2 (b)	22.3	24.7	20.0

Total GHG millions of tonnes CO2-e	45.0	46.7	40.2

(a)	Scope 1 refers to direct GHG emissions from our operated assets.

(b)	Scope 2 refers to indirect GHG emissions from the generation of purchased electricity and steam that is consumed by our operated assets.

In FY2014, our total energy consumption across the Group increased by six per cent, compared to FY2013, to 343 petajoules. This increase was related to new projects coming online including our Jimblebar iron ore mine in Western Australia and our Daunia coal mine in Queensland, Australia. To further improve energy consumption and GHG emissions we have implemented projects across our Businesses.

In line with requirements of the UK Companies Act 2006, our reported FY2014 GHG intensity was 4.9 tonnes of CO2-e per tonne of copper equivalent production. We believe that attempting to benchmark energy use and/or greenhouse gas emissions on an intensity basis does not meaningfully contribute to an understanding of our performance, given the diverse range of products across our portfolio, fundamental differences in the grade, geology, accessibility and technological processes and changes in output levels that routinely occur in different directions in response to changing market conditions and other factors. Rather than use an intensity metric, we have set ourselves a more challenging goal to limit our overall emissions by setting an absolute target, keeping our FY2017 GHG emissions below our FY2006 baseline while we continue to grow our business.

Biodiversity and land management

Improving our management of land and enhancing biodiversity are essential to operating in a responsible and sustainable manner. We continue to demonstrate environmental responsibility by minimising our environmental impacts and seeking opportunities to contribute to enduring benefits to biodiversity, ecosystems and other environmental resources.

Our approach to land access is undertaken on a case-by-case basis and considers the potential environmental, societal, economic or cultural impacts. We consider what land we need for our activities and seek to identify the uses of the land and the stakeholders who may be affected by our activities. We then look at our possible short-term and long-term impacts on that land, including the effects that our use may have on biodiversity, water resources, air and communities.

In FY2013, we established a target to develop and maintain land and biodiversity management plans that include controls to avoid, minimise, rehabilitate and apply compensatory actions as appropriate, to manage the biodiversity and ecosystem impacts of our operations. This target is supported by the requirements of our Environment GLD. In FY2014, all our operations developed land and biodiversity management plans, consistent with our target.

We also have explicit requirements in our Environment GLD to avoid environmental impacts to protect our local and global environment. We continue to monitor the operational effectiveness of our controls. Where actual or reasonably foreseeable residual impacts remain to important biodiversity and ecosystems impacted by our activities, we look to undertake compensatory actions.

In addition to the environmental management actions of our Businesses, we have voluntarily committed to finance the conservation and ongoing management of areas of high biodiversity and ecosystem value that are of national or international conservation significance. We established an alliance with Conservation International to support the delivery of this target and improve our approach to biodiversity management more broadly. As a result, we will improve our environmental performance and broaden our contributions to lasting environmental benefits beyond what could be achieved by our operations alone. As of FY2014, we have committed more than US$30 million to conservation, in addition to the environmental management activities at our operations.

A central part of our approach to managing our impacts on land and biodiversity is the rehabilitation of land no longer required for our activities. Our Businesses are required to maintain rehabilitation plans that support life of asset and closure plans, and to rehabilitate disturbed areas no longer required for operational purposes, consistent with the pre-disturbance land use or alternate land use, taking into account regulatory requirements and stakeholder expectations.

Water stewardship

We recognise the role we have as responsible stewards of the water resources we share with our host communities and the environment. The sustainability of our operations relies on our ability to obtain an appropriate quality and quantity of water, use it responsibly and manage it appropriately, including taking account of natural supply variations.

Across our Businesses, water risks are required to be assessed and managed on a regional basis. In some locations, we operate in arid environments where water scarcity is an ongoing challenge while in other locations, we contend with water excess, water quality or water discharge issues. We anticipate climate change is likely to make the patterns and cycles of water flow less predictable and so we require our operations to implement adaptive responses. Managing our shared water resources is therefore a complex task for our Business.

In line with our Environment GLD, our operations are required to assess direct, indirect and cumulative impacts and risks to water resources as a result of understanding social, cultural, ecological and economic values of these resources at a catchment level within our area of influence. Based on these risks and impacts, controls demonstrating application of the mitigation hierarchy (avoid, minimise and rehabilitate environmental impacts prior to applying compensatory actions) are required to be implemented and monitored for effectiveness. Target environmental outcomes for impacts to water resources consistent with the level of risk are also required. Compensatory actions are applied where residual impacts remain to important water-related biodiversity and ecosystems impacted by our activities to meet our target environmental outcomes and contribute to long-term environmental benefits.

Recognising the regional nature of our water risks, we introduced a target in FY2013 requiring our Businesses with water-related material risks, to implement projects to improve the management of water resources. The target allows our Businesses to focus on the water challenges specific to the regions in which they operate. In FY2014, all our operations that identified water-related material risks, implemented at least one project to improve the management of associated water resources.

Being a responsible water steward requires transparent and consistent reporting of water use and impacts. We have played a key role in the development and implementation of the Minerals Council of Australia’s Water Accounting Framework (WAF). The WAF aims to improve data integrity and comparability across the sector to allow a more meaningful analysis on which to base policy making and deliver improved outcomes. Our water reporting is consistent with the WAF approach, and we are working with the ICMM to support broader adoption across industry.

Under the WAF, water is categorised as Type 1 (close to drinking water standards), Type 2 (suitable for some purposes), and Type 3 (unsuitable for most purposes). In FY2014, our total water input (water intended for use) was 347,700 megalitres across the Group, with 84 per cent defined as Type 2 or Type 3. Our use of Type 2 and Type 3 water demonstrates our approach to utilising lower-quality water wherever feasible.

Responsibly managing hydraulic fracturing

The nature of our hydraulic fracturing operations at our North American Eagle Ford, Permian, Haynesville and Fayetteville shale areas means at times we work in close proximity to our host communities. We actively engage with local stakeholders to address public concerns about hydraulic fracturing fluids, groundwater contamination, land and water resources, GHG emissions, increased vehicular traffic and worker exposure to respirable crystalline silica. We continue to investigate ways to reduce or eliminate any potential impacts associated with our activities.

To protect and manage the land and water resources, we conduct environmental assessments prior to the execution of hydraulic fracturing work to minimise the impacts of our operations. In FY2014, we completed a water balance showing inputs, uses, losses, reuse and recycle, and disposal amounts of fresh water for each operation to identify opportunities to reduce water consumption in our hydraulic fracturing operations. We are pursuing non-potable water options, including the use of brackish water, recycled municipal effluents and recycled water from our production wells.

A number of controls are used to manage, minimise and recycle drilling residuals. We use closed loop systems that allows drilling muds to be recycled and lower the potential for contact with the environment. .As part of our commitment to transparency, we publicly report the ingredients of the fracturing fluids for each well completion in the hydraulic fracturing chemical disclosure registry, FracFocus. For a high percentage of our wells, we fully disclose all of the ingredients and additives by name (and Chemical Abstracts Service Number) and provide the maximum percentage of each ingredient present in the fracturing fluid mixture. In a few cases, the service providers who supply the ingredients and conduct our well completions elect to designate a small number of proprietary ingredients as confidential business information. In the Permian area, we pump a blend of produced water and fresh water treated with an advanced oxidation process which utilises ozone, a highly reactive oxidant that kills most bacteria. This process eliminates the need for clay stabiliser and biocide, thereby reducing the number of additives in the fracturing fluid mixture. Every well we drill is checked against our critical controls to ensure well integrity and the safety of our operations.

The majority of our air emissions relate to GHG emissions from fuel combustion and flaring or venting during well construction and production. We are working to reduce emissions by capturing and selling produced natural gas that may otherwise have been vented or flared.

1.14.5    Society

Supporting and engaging with our communities

We are a global company that values our host communities. We strive to be part of the communities in which we operate and through all our interactions seek to foster meaningful long-term relationships, which respect local cultures and create lasting benefits. Our contribution to our host communities is broad ranging. Through employment, taxes and royalties, we support local, regional and national economies. We purchase local goods and services and develop infrastructure that benefits entire communities.

From the earliest possible stage of a project’s life, we seek to build trust with our stakeholders. By defining the boundaries of our host communities, we assess the social, economic, political, security and environmental aspects and develop a social baseline, which is required to be updated every five years with changes tracked over time. Stakeholder engagement plans, which identify the interests and relationships of our stakeholders and contain a range of culturally and socially inclusive engagement activities to encourage open communication, are reviewed and updated annually. To ensure our engagement and community development activities are effective and to inform planning activities, our operations are required to complete a community perception survey every three years.

Free prior and informed consent

As one of the 22 member companies of the ICMM, we have worked to develop a progressive position statement on Indigenous Peoples and Mining. This statement, which comes into effect in May 2015, specifically addresses the issue of Free Prior and Informed Consent (FPIC).

FPIC is a concept based on good faith negotiation through which Indigenous peoples can give or withhold their consent using processes consistent with their traditional decision-making practices. Supporting commitments address understanding their rights and interests, building cross-cultural understanding, and agreeing on appropriate engagement processes and participation in decision-making. A number of related commitments address how ICMM members should engage where government is responsible for managing Indigenous peoples’ interests and how to move forward when differences of opinion arise. The ICMM’s position statement recognises the right of governments to ultimately make decisions on development of resources and that, in most countries, neither Indigenous peoples nor other groups have a right to veto projects. Where consent cannot be reached, a host government may decide to proceed with a project after balancing the rights and interests of Indigenous peoples with the wider population. In these circumstances, it will be up to ICMM member companies to determine whether they remain involved with the project.

Through our Community GLD, we require our Businesses to prepare, design and implement Indigenous engagement programs that are consistent with the new ICMM Position Statement on Indigenous Peoples and Mining for new operations or major capital projects that are located on lands traditionally owned by or under customary use of Indigenous peoples and are likely to have significant adverse impacts on Indigenous peoples.

Respecting customary rights

At a very early stage in a project, we seek to identify landowners, occupiers and users who may be affected by our activities. Knowing who is connected to and uses the land is critical to establishing an effective community consultation and engagement program. This helps to ensure people potentially affected by our operations are fully aware of our activities and have an opportunity to express their concerns and aspirations. Arising from this engagement, the operational work plan may be amended to reduce potential impacts on landowners and users.

Surveys are commissioned to identify the customary owners and how the land is being used to ensure these uses are taken into account in our development plans. In instances where land may be used for customary purposes and no formal land title has been issued, information is requested from relevant organisations, including government authorities with responsibilities for customary land uses and Indigenous peoples’ representative organisations, such as land and tribal councils. Further enquiries are also made directly with the people in the area to help identify those with connections to the land.

Respecting and including Indigenous communities

We recognise the traditional rights and values of Indigenous peoples, respect their cultural heritage and provide opportunities for inclusion and advancement. Many of our operations are located on or near Indigenous lands. We support our workers by providing cultural awareness and competency training for employees and contractors who engage with Indigenous peoples from our host communities. Training is developed and delivered in consultation with traditional owners. We also identify who is connected to and uses the land to ensure we establish effective community consultation and engagement programs.

Respecting human rights

We acknowledge our activities have the potential to impact human rights and we address these through our core business practices. We are committed to operating in accordance with the United Nations (UN) Universal Declaration of Human Rights, UN Guiding Principles on Business and Human Rights and the UN Global Compact Principles. We support these commitments through Our Charter and Code of Business Conduct and the performance requirements detailed in our GLDs.

In line with our Community GLD, our human rights due diligence process requires our operations to identify and document key potential human rights risks by completing a human rights impact assessment (HRIA). This includes assessing performance against the articles of the UN Universal Declaration of Human Rights, the UN Global Compact principles and host country legislation governing human rights issues. We require each HRIA to be reviewed on an annual basis. Every three years, each HRIA is required to be verified through an engagement process with stakeholders, and, in medium and high-risk jurisdictions, by a qualified human rights specialist. Where a HRIA identifies a material risk, a human rights management plan is required to be implemented and reviewed annually. Selected employees and contractors receive training on how to comply with our human rights commitments.

Through our commitment to the Voluntary Principles on Security and Human Rights (VPs), we seek to protect people and property from material risks presented by security threats. Performance requirements related to the VPs are implemented through our Security and Emergency Management GLD. Our operations are required to identify security-related material risks to people and property and engage relevant stakeholders to develop and manage security programs that respect human rights and fundamental freedoms.

In addition, we require our operations to conduct a gap analysis annually using the VP’s Implementation Guidance Tool and to implement an improvement plan to close identified gaps. The process also provides an opportunity to further build awareness and understanding of the VPs across the Company.

Making a positive contribution to society

Creating lasting economic and social benefit for our communities is fundamental to our business. This helps create a diversified local economy and ensures our investment continues to benefit the community beyond the life of our operations. We are an active participant in industry and sustainable development forums, such as the ICMM. We seek to understand our socio-economic impact on local communities and host regions through our participation in the ICMM’s Mining: Partnerships for Development initiative. This global initiative builds on the ICMM’s Resource Endowment initiative and seeks to enhance mining’s contribution to development and poverty reduction through multi-stakeholder partnerships.

Wherever we operate, we contribute taxes and royalties to governments which, in turn are used to provide important public services and amenities to their communities. At many of our locations, we also develop infrastructure to support our operations – including roads, aerodromes, emergency response facilities, housing, public amenities, community facilities – which can be accessed and utilised by local communities and businesses.

We are focused on providing training and employment opportunities to our local communities. Given the nature of the work we do, our ability to employ locally can be limited by the availability of industry and technical skills and experience at the local level. Our broader contribution to local economies can be realised through indirect employment and our support of local businesses that provide a range of services and products, which enable our operations to function effectively.

Improving the quality of life in our host communities

A focus on sustainability underpins all our investments in community economic development. This means we are committed to addressing the needs and priorities of the communities in which we operate and seek to invest in projects that will continue to promote benefits to the community after the funding is completed. We work with our host communities to identify the major social issues and development priorities. Using data from a social baseline study and social impact and opportunity assessment, we develop a community development management plan. Community development projects and donations are required to be aligned to the overall community development management plan, implemented in consultation with local stakeholders, and meet our due diligence and anti-corruption requirements.

We voluntarily invest one per cent of our pre-tax profit, calculated on the average of the previous three years’ pre-tax profit, in community programs that aim to have a long-lasting positive impact on people’s quality of life, including implementing new and supporting existing community projects. With a focus on improving quality of life, our community development programs are developed by working openly with governments and the communities in which we operate, and focusing on the needs and resources of our key stakeholders. This is how we are contributing to economic and social development.

During FY2014, our voluntary community investment totalled US$241.7 million, comprising US$141.7 million of cash, in-kind support and administrative costs, and a US$100 million contribution to the BHP Billiton Foundation. The BHP Billiton Foundation was established in FY2013 to identify and support large sustainable development projects in countries and regions of interest to BHP Billiton to complement the local programs managed by our assets. This builds on contributions that have previously been paid to the BHP Billiton Sustainable Communities charitable organisation. At the end of FY2014, BHP Billiton Sustainable Communities had a total of US$70.4 million and the BHP Billiton Foundation had a total of US$179 million in funds available for future sustainable development projects.

Community investment

Year ended 30 June	2014	2013	2012
	US$M	US$M	US$M
Expenditure (including in-kind support and administrative costs) (1)	141.7	139.8	149.1
Contribution into BHP Billiton Sustainable Communities and BHP Billiton Foundation	100.0	106.0	65.0

Total Community investment	241.7	245.8	214.1

(1)	Represents BHP Billiton’s equity share for both operated and non-operated joint venture operations.

In FY2014, of the US$141.7 million cash expenditure, 46 per cent was invested in local communities; 44 per cent was invested regionally and 10 per cent was invested in national or international programs in countries where we operate.

Ok Tedi

BHP Billiton exited from Ok Tedi Mining Limited (OTML) in February 2002. The exit arrangements included the transfer of BHP Billiton’s shares in OTML to PNG Sustainable Development Program Limited (PNGSDP) and a statutory undertaking protecting BHP Billiton from environmental claims by the PNG Government.

In September 2013, the Papua New Guinea (PNG) Parliament passed laws which compulsorily acquired PNGSDP’s shares in OTML and changed other aspects of the exit arrangements, including the repeal of the protection from environmental claims by the PNG Government. BHP Billiton retains an indemnity from PNGSDP in respect of environmental claims by the PNG Government and certain environmental claims by third parties. This indemnity is secured against the assets of PNGSDP.

Following the passing of the new laws, PNGSDP has commenced legal proceedings and an International Centre for Settlement of Investment Disputes (ICSID) arbitration process against the State of PNG and others.

1.15    Additional information

1.15.1    External factors and trends

The following section describes some of the external factors and trends that have had a material impact on our financial condition and results of operations. We operate our business in a dynamic and changing environment and with information that is rarely complete and exact. We primarily manage the risks discussed in this section under our portfolio risk management approach, which relies on the effects of diversification, rather than individual risk management programs. Details of our risk factors can be found in section 1.7.2 of this Annual Report. Details of our financial risk management strategies and financial instruments outstanding at 30 June 2014 can be found in section 1.7.3 and in note 29 ‘Financial risk management’ to the Financial Statements.

Management monitors particular trends arising from external factors with a view to managing the potential impact on our future financial condition and results of operations. The following external factors could have a material adverse effect on our business and areas where we make decisions on the basis of information that is incomplete or uncertain.

Commodity prices

The prices we obtain for our products represent a key driver of our business, and fluctuations in these commodity prices affect our results, including cash flows and asset values. The estimated impact on FY2014 profit after taxation of changes of commodity prices is set out below.

US$M
US$1/bbl on oil price	54
US¢10/MMBtu on US gas price	30
US¢1/lb on copper price	24
US$1/t on iron ore price	112
US$1/t on metallurgical coal price	28
US$1/t on energy coal price	25
US$50/t on aluminium price	36
US¢10/dmtu on manganese ore price	26
US$1/t on manganese alloy price	1
US¢1/lb on nickel price	2

During FY2014, commodity markets saw some support from a modest improvement in global economic activity, though growth was uneven across different regions. The United States and Japan saw underlying momentum increase, but emerging economies, notably China, saw growth slow. For steelmaking raw materials, supply growth exceeded that of demand resulting in a decrease in prices. Metal commodity prices were relatively stable with the exception of nickel, which experienced a price increase primarily as a result of the Indonesian ore export ban. For energy commodities, US natural gas prices benefited from strong winter demand, while solid demand growth combined with supply disruptions and geopolitical tensions have provided price support for crude oil.

The following table shows prices of our most significant commodities for the years ended 30 June 2014, 2013 and 2012. These prices represent selected quoted prices from the relevant sources as indicated. These prices will differ from the realised prices on the sale of the Group’s production due to differences in quotation periods, quality of products, delivery terms and the range of quoted prices that are used for contracting sales in different markets.

Year ended 30 June	2014 Closing	2013 Closing	2012 Closing	2014 Average	2013 Average	2012 Average
Aluminium (LME cash) (US$/t)	1,851	1,731	1,835	1,764	1,938	2,168
Alumina (1) (US$/t)	312	318	305	321	327	334
Copper (LME cash) (US$/lb)	3.15	3.06	3.45	3.18	3.48	3.71
Crude oil (Brent) (2) (US$/bbl)	111.02	102.46	94.50	109.36	108.64	112.49
Energy coal (3) (US$/t)	70.89	78.89	89.22	78.38	89.10	111.95
Natural gas Henry Hub (4) (US$/MMBtu)	4.39	3.73	2.81	4.25	3.44	3.05
Natural gas Asian Spot LNG (5) (US$/MMBtu)	11.28	15.40	14.95	16.38	15.14	16.25
Iron ore (6) (US$/dmt)	93.25	116.25	135.25	122.70	127.23	151.17
Manganese Alloys (7) (US$/t)	999	1,038	1,160	1,020	1,106	1,177
Manganese Ores (8) (US$/dmtu)	4.20	5.54	5.06	4.95	5.29	4.90
Metallurgical coal (9) (US$/t)	110.50	130.00	221.50	128.40	159.13	239.18
Nickel (LME cash) (US$/lb)	8.49	6.21	7.47	6.88	7.43	8.77
Ethane (10) (US$/bbl)	12.02	9.92	12.29	11.92	12.15	27.31
Propane (11) (US$/bbl)	44.47	35.52	34.44	48.05	37.31	54.72
Butane (12) (US$/bbl)	54.39	49.51	51.29	56.70	61.74	76.72

(1)	Platts PAX Free on Board (FOB) Australia – market price assessment of calcined Metallurgical/ Smelter Grade Alumina.

(2)	Platts Dated Brent is a benchmark price assessment of the spot market value of physical cargoes of North Sea light sweet crude oil.

(3)	GlobalCoal FOB Newcastle 6,000kcal/kg NCV – typically applies to coal sales in the Asia Pacific market.

(4)	Platts Gas based on Henry Hub – typically applies to gas sales in the US gas market.

(5)	Platts Liquefied Natural Gas Delivery Ex-Ship (DES) Japan/Korea Marker – typically applies to Asian LNG spot sales.

(6)	Platts 62 per cent Fe Cost and Freight (CFR) China – used for fines.

(7)	Bulk FerroAlloy high-carbon ferromanganese (HCFeMn) Western Europe DDP.

(8)	2014 and 2013 Metal Bulletin manganese ore 44 per cent Mn Cost Insurance Freight (CIF), 2012 CRU CIF China import 43 per cent contained manganese.

(9)	Platts Low-Vol hard coking coal Index FOB Australia – representative of high-quality hard coking coals.

(10)	OPIS Mont Belvieu non-Tet Ethane – typically applies to ethane sales in the US Gulf Coast market.

(11)	OPIS Mont Belvieu non-Tet Propane – typically applies to propane sales in the US Gulf Coast market.

(12)	OPIS Mont Belvieu non-Tet Normal Butane – typically applies to butane sales in the US Gulf Coast market.

The following summarises the pricing trends of our most significant commodities for FY2014.

Aluminium: The London Metals Exchange (LME) aluminium average cash settlement price decreased by nine per cent during FY2014. Demand continued to increase, but new supply offset the curtailment of high cost capacity. Delays in implementing changes to LME warehouse rules contributed to record high regional premiums ex-China as inventories were constrained by warehouse queues. Since 30 June 2014, the aluminium cash settlement price increased to US$2,114/t on 31 August 2014.

Alumina: The Platts FOB Australia average price decreased by two per cent during FY2014. Although demand grew, driven by the commissioning of new smelters in China, increasing supply outpaced the growth in demand.

Copper: The LME copper average cash settlement price decreased by nine per cent in FY2014. A shortage of copper scrap and growth in Chinese demand supported prices in the first half of the financial year, however, the price decreased in March amid concerns over the liquidation of Chinese stocks. Although seasonal demand strength helped regain some lost ground, strong growth of refined copper production limited price upside.

Crude oil: The Platts Dated Brent crude average price increased by one per cent during FY2014. Prices were supported by increased global demand, constrained Libyan supply, tensions in the Ukraine and a surge of unrest in Iraq in the latter part of the year. Moderating price drivers included slower growth in the Chinese economy during the December quarter of FY2014, combined with some progress towards resolving the deadlock over Iran’s nuclear program.

Energy coal: The Global Coal Newcastle FOB average price decreased by 12 per cent during FY2014. The decrease was driven by weaker import demand growth from India and China, coupled with supply growth from Australia, Russia and Indonesia.

Natural gas Henry Hub: The Platts US Henry Hub natural gas average price increased by 24 per cent during FY2014. The increase was driven by early winter heating demand in the residential and commercial sectors, depleting inventory levels significantly below the five-year average. Storage inventories in June closed 31 per cent below the five-year average at 1,829 billion cubic feet.

Natural gas Asian Spot LNG: The Asian liquefied natural gas average spot price increased by eight per cent during FY2014. The price rise was primarily caused by strong north Asian winter heating demand, combined with the closure of Japanese and South Korean nuclear reactors increasing the need for gas fired power generation in the first half of the year. Supply remained tight throughout the period, as Egypt, Nigeria and Angola experienced supply disruptions. The year-end price decrease of 31 per cent versus the average price for the year was principally due to low North Asian summer demand and new supply coming to market from Papua New Guinea in the second half of the year. Since 30 June 2014, the Asian liquefied natural gas spot price increased to US$12.45/MMBtu on 31 August 2014.

Iron ore: The Platts 62 per cent iron ore CFR China average price declined by four per cent during FY2014. The decrease was driven by seaborne iron ore supply growth which outpaced demand. The price fluctuated between US$89.00/dmt and US$142.50/dmt as large changes occurred in iron ore inventories. Global demand increased in the first half of the year, primarily driven by China’s record pig iron production; however the second half of the year saw demand growth decrease due to flat Chinese growth. Seaborne imports to China increased, primarily driven by supply from Australia and the year-end price decreased 24 per cent versus the average price for the year. Since 30 June 2014, the Platts 62 per cent iron ore CFR China price decreased to US$88/dmt on 31 August 2014.

Manganese: The Metal Bulletin manganese ore China CIF average price decreased by six per cent during FY2014. Demand growth slowed, while South African supply increased amid higher Chinese inventory levels. The year-end price also decreased 15 per cent versus the average price for the year. The Western Europe spot high carbon ferromanganese average price decreased by eight per cent during FY2014. Weaker alloy prices led to decreased production in South Korea and the United States.

Metallurgical coal: The average Platts Low-Vol Hard Coking Coal Index decreased by 19 per cent during FY2014. While demand from traditional markets recovered steadily, the price decrease was mainly driven by continuing supply growth from Australia. The year-end price also decreased 14 per cent versus the average price for the year.

Nickel: The average LME cash settlement nickel price decreased by seven per cent during FY2014. Increased supply growth coming mainly from Chinese nickel pig iron and new production from greenfield projects was greater than demand growth in the first half of the year. The price increase in the second half of the year was driven by decreased low-cost supply due to the Indonesian ore export ban. Demand growth increased, supported by a recovery in stainless steel production in Europe and the United States. The year-end price increased 23 per cent versus the average price for the year.

NGL: The Mont Belvieu ethane average price decreased by two per cent during FY2014 following increases in ethane supply. Mont Belvieu propane average prices increased by 29 per cent during FY2014, supported by a decrease in supply growth. Mont Belvieu butane average prices decreased by eight per cent during FY2014 due to increased butane supply. Since 30 June 2014, the Mont Belvieu ethane price decreased to US$9.92 /bbl on 31 August 2014.

Exchange rates

We are exposed to exchange rate transaction risk on foreign currency sales and purchases, as we believe active currency hedging does not provide long-term benefits to our shareholders. Because a majority of our sales are denominated in US dollars, and the US dollar plays a dominant role in our business, we borrow and hold surplus cash predominantly in US dollars to provide a natural hedge. Operating costs and costs of locally sourced equipment are influenced by fluctuations in local currencies, primarily the Australian dollar, Brazilian real, Chilean peso and South African rand. Foreign exchange gains and losses reflected in operating costs owing to fluctuations in the local currencies relative to the US dollar may potentially offset one another. The US dollar strengthened in the last quarter of FY2013, resulting in a stronger average US dollar during FY2013 compared to FY2014. Overall, the Australian dollar ended the financial year stronger against the US dollar, while the Chilean peso, Brazilian real and South African rand weakened.

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

The global economy grew at a moderate rate in FY2014. Momentum in the United States, Japan and the United Kingdom was underpinned by central bank monetary policy. Europe’s economy improved marginally, although the recovery was constrained by high levels of unemployment. Emerging markets, including China, experienced a moderate slowdown.

In a relative sense, the Chinese economy continues to grow strongly with signs that it is rebalancing. Consumption continued to be supported by higher household incomes while fixed asset investment softened, led by the property sector, as the central bank restricted access to credit. Rapid credit growth in the non-bank financial sector remained an important concern for policy makers.

We remain confident in the short-term to medium-term outlook for the Chinese economy. Measured stimulus recently introduced by the government demonstrates their commitment to maintain economic growth above seven per cent. We believe consumption and services will continue to increase in importance, while the market’s role in allocating capital will be enhanced. Greater transparency within the fiscal system is also expected to reshape the relationship between central and local government.

The underlying performance of the US economy continued to improve despite the significant disruption caused by severe weather in the March quarter of FY2014. The curtailment of quantitative easing appears to have had a limited impact on sentiment as a solid increase in demand reflects a stronger labour market, rising disposable incomes, and higher equities and housing prices. Business investment has been a weak link in the recovery so far as companies have responded slowly to better economic conditions, despite higher levels of profitability. An increase in capital spending will be required to sustain the recovery in the medium term.

The Japanese economy has responded strongly to expansionary monetary and fiscal policy over the past year. Investment spending and wages increased as corporate profits benefited from the depreciation of the yen, while an increase in the national sales tax in April had a limited impact on consumption. These factors have increased the potential for faster growth in the short term, although a longer-term, sustainable recovery will be contingent on the scale and speed of structural reform.

With regard to the global economy, stronger United States growth and an associated tightening of monetary policy could result in the rapid outflow of capital from emerging economies. However, developing nations with sound macroeconomic fundamentals would be less likely to experience a severe impact from this transition.

As anticipated, Chinese crude steel production growth decelerated in response to weakness in the construction sector. On average, we expect the ratio of Chinese crude steel production growth to underlying GDP growth to remain below one, although seasonal factors and policy settings will continue to influence short-term output. Global steel demand growth outside of China is likely to accelerate during the remainder of CY2014.

The supply of low-cost steelmaking raw materials has grown more quickly than demand. As predicted, lower-cost seaborne iron ore supply is increasingly displacing higher cost Chinese domestic production. As this trend continues, the cost curve is likely to flatten as high cost production exits the market. In metallurgical coal, high-cost, uneconomic supply has remained resilient although we do expect to see an increasing number of production cuts, particularly in the United States. Given robust underlying demand growth for premium hard coking coals, pricing for our products is likely to be well supported in the medium and longer term.

Indonesian and Australian exports continue to keep the thermal coal market well supplied, prolonging the weaker pricing environment. While demand from key importing regions remains steady, prices are unlikely to respond unless uneconomic supply exits the market.

In copper, robust demand for refined metal, supply disruptions and a shortage of scrap has ensured that the market remains broadly balanced. We believe the longer-term fundamentals for copper remain compelling as grades decline, rising costs and a scarcity of high-quality future development opportunities are likely to constrain low-cost supply.

Demand growth, supply disruptions and geopolitical tension have continued to support crude oil prices. We expect prices to remain supported by an increase in demand from non-OECD countries, which has recently outstripped growth in demand from OECD countries.

United States natural gas prices benefited from a cold winter, which reduced inventory levels significantly below the five-year average. In the longer term, demand is expected to benefit from increasing industrial use, growth in gas-fired power generation and the commencement of LNG exports. Conversely, high inventory levels at Asian utilities, mild summer temperatures and the commissioning of additional supply have led to a decline in Asia-Pacific LNG prices from their February peak.

The nickel price rose sharply during the second half of FY2014 as the Indonesian ore export ban took effect in the March quarter of FY2014. Demand growth remains robust given rising stainless steel production in China, Europe and the United States.

While aluminium demand growth has been strong, new supply continues to offset the curtailment of high cost capacity. However, we expect the premia currently being realised in certain regions to remain at elevated levels as warehouse bottlenecks are likely to take some time to be resolved.

Capital expenditure

Capital expenditure is important in pursuing our strategy through the development of large-scale resource projects and in sustaining our existing operations. Capital expenditure is disclosed for each Business in section 1.6.3 of this Annual Report.

Operating costs

As the prices for our products are determined by the global commodity markets in which we operate, we do not generally have the ability to offset cost pressures through corresponding price increases; therefore, controlling our operating costs is a key driver of our results. Operating costs for the last three years are set out in section 1.11 as well as an analysis of the change in Total expenses. Further analysis of the factors that impacted expenses during FY2014 is set out below and in section 1.15.3.

In discussing the factors that affected Total expenses, we refer to the change in operating cash costs and change in exploration and business development. Collectively we refer to these as change in controllable cash costs. Operating cash costs by definition do not include non-cash costs being depreciation, amortisation, impairments and movements in deferred stripping balances. The change in operating cash costs also excludes the impact of exchange rates and inflation on the actual costs incurred in the corresponding period, changes in fuel and energy costs, changes in exploration and business development costs and one-off items. These items are excluded so as to provide a consistent measurement of changes in costs across all the Businesses based on the factors that are within their control and responsibility.

Change in operating cash costs and change in controllable cash costs are not measures that are recognised under IFRS and they may differ from similarly titled measures reported by other companies. A reconciliation of the movements in Underlying EBIT to the financial statement line items in the Income Statement is included in section 2.5 of this Annual Report.

Our focus on reducing operating costs through productivity initiatives saw a decrease in operating cash costs of US$1.5 billion and a reduction in exploration and business development of US$398 million to give a reduction in controllable cash costs of US$1.9 billion in FY2014. In addition operating costs were aided by favourable exchange rate impacts of US$2.0 billion. These factors were offset by other factors such as inflation (US$805 million) and the production costs associated with higher volumes (US$2.6 billion). With higher depreciation and amortisation charges of US$1.7 billion and higher impairment charges of US$450 million, total expenses excluding exceptional items increased from US$45.0 billion to US$46.5 billion.

Exploration and development of resources

Minerals exploration

Over the past six years, brownfield exploration has increased our reserve base around our portfolio of existing assets in large resource basins, which now provide us with significant growth opportunities. This has allowed us to reduce brownfield exploration expenditure and rationalise our greenfield exploration program.

Greenfield minerals (new sites) exploration is focused on advancing targets within Chile and Peru, and is organised through our Copper Business. Greenfield activities include opportunity identification, application for and acquisition of mineral title, early reconnaissance operations and multi-million dollar delineation drilling programs.

In addition to our activities focused on finding new world-class deposits, several of our Businesses undertake brownfield (developments on existing sites) exploration, principally aimed at delineating and categorising mineral deposits near existing operations, and advancing projects through the development pipeline.

Our expenditure on minerals exploration over the last three financial years is set out below.

Year ended 30 June	2014	2013	2012
	US$M	US$M	US$M
Greenfield exploration	46	179	324
Brownfield exploration	364	497	814

Total minerals exploration	410	676	1,138

The Group’s minerals exploration expenditure declined by 39 per cent in FY2014 to US$410 million as we sharpened our focus on greenfield copper porphyry targets in Chile and Peru.

Petroleum exploration

We have reduced exploration expenditure in Petroleum over recent years with a sharpened focus on high impact liquids opportunities in the Gulf of Mexico, Western Australia and Trinidad and Tobago.

Year ended 30 June	2014	2013	2012
	US$M	US$M	US$M
Petroleum exploration	600	675	1,355

Exploration expense

Exploration expense represents that portion of exploration expenditure that is not capitalised in accordance with our accounting policies, as set out in note 1 ‘Accounting policies’ to the Financial Statements.

Exploration expense for each Business over the three-year period is set out below.

Year ended 30 June	2014	2013	2012
	US$M	US$M	US$M
Exploration expense (1)
Petroleum and Potash	544	709	1,038
Copper	116	274	366
Iron Ore	56	74	135
Coal	34	39	174
Aluminium, Manganese and Nickel	38	53	68
Group and unallocated items	–	–	7

BHP Billiton Group	788	1,149	1,788

(1)	Includes US$72 million (2013: US$102 million, 2012: US$144 million) exploration expense previously capitalised, written off as impaired.

Following our focus on productivity and reducing costs, the reduction in the Group’s exploration expense excluding impairment of exploration expense previously capitalised increased Underlying EBIT in FY2014 by US$331 million.

Interest rates

We are exposed to interest rate risk on our outstanding borrowings and investments. Our policy on interest rate exposure is for interest on our borrowings to be on a US dollar floating interest rate basis. Deviation from our policy requires the prior approval of our Financial Risk Management Committee and is managed within our Cash Flow at Risk (CFaR) framework, which is described in note 29 ‘Financial risk management’ to the Financial Statements. When required under this strategy, we use interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure. As at 30 June 2014, the Group held US$3.3 billion (2013: US$5.4 billion) of centrally managed fixed interest rate borrowings, as well as US$2.0 billion (2013: US$3.5 billion) of other fixed interest rate borrowings, that have not been swapped to floating interest rates, primarily arising from debt raised during FY2014, debt assumed as part of the acquisition of Petrohawk and debt raised prior to the DLC merger.

Our earnings are sensitive to changes in interest rates on the floating interest rate component of the Group’s net borrowings. Based on the net debt position as at 30 June 2014, taking into account interest rate swaps and cross currency interest rate swaps, it is estimated that a one percentage point increase in the US LIBOR interest rate will decrease the Group’s equity and profit after taxation by US$126 million (2013: decrease of US$128 million). This assumes that the change in interest rates is effective from the beginning of the financial year and the fixed/floating mix and balances are constant over the year. However, interest rates and the net debt profile of the Group may not remain constant over the coming financial year and therefore such sensitivity analysis should be used with care.

Health, safety, environment and community

We operate in an industry where many of our activities are highly regulated by laws governing health, safety and the environment. We are committed to compliance with the laws and regulations of the countries in which we operate and, where applicable, to exceeding legal and other requirements which are less stringent than our own. However, regulatory standards and community expectations are constantly evolving. As a result, we may be exposed to increased litigation, compliance costs and unforeseen environmental rehabilitation expenses, despite our best efforts to work with governments, community groups and scientists to keep pace with regulations, law and public expectations.

Further information about our compliance with HSEC regulations can be found in section 1.14 of this Annual Report.

Insurance

During FY2014, we maintained an insurance program encompassing property damage, business interruption, sabotage and terrorism, marine cargo, construction, directors’ and officers’ liability and public and certain other liabilities. The program includes a combination of self-insurance via subsidiary captive insurance companies, industry mutuals and external market insurance and reinsurance. Mandates are established as to risk retention levels, policy cover and, where applicable, insurance and reinsurance counterparty security. As part of our portfolio risk management approach, we regularly conduct an assessment of maximum foreseeable loss potential, cash flow at risk, loss experience, claims received and insurance premiums paid, and will make adjustments to the balance of self-insurance and external insurance and reinsurance as required.

The Group is largely self-insured for losses arising from property damage and business interruption, sabotage and terrorism, marine cargo, construction and primary public liability. For these risks, we internally insure our Businesses (for wholly owned assets and for our share of joint venture assets) via our captive insurance companies. Any losses incurred will consequently impact the Financial Statements as they arise.

1.15.2    Application of critical accounting policies

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

In accordance with International Financial Reporting Standards (IFRS), we are required to include information regarding the nature of the estimates and judgements and potential impacts on our financial results or financial position in the Financial Statements. This information can be found in note 1 ‘Accounting policies’ to the Financial Statements.

1.15.3    Operating results

The following table describes the approximate impact of the principal factors that affected Underlying EBIT for FY2014 and FY2013.

Year ended 30 June	2014	2013
	US$M	US$M
Underlying EBIT as reported in the prior year	22,930	28,086
Change in volumes:
Productivity	962	1,257
Growth	1,929	707

	2,891	1,964

Net price impact:
Change in sales prices	(3,396)	(8,454)
Price-linked costs	(80)	582

	(3,476)	(7,872)

Change in controllable cash costs:
Operating cash costs	1,524	1,556
Exploration and business development	398	949

	1,922	2,505

Change in other costs:
Exchange rates	1,760	229
Inflation on costs	(805)	(646)
Fuel and energy	(46)	(133)
Non-cash	(2,091)	154
One-off items	–	(103)

	(1,182)	(499)

Asset sales	53	(66)
Ceased and sold operations	(492)	(657)
Other	215	(531)

Underlying EBIT	22,861	22,930

The method of calculation of the factors that affected Underlying EBIT and the Financial Statement line items of Revenue, Other income and Expenses (excluding net finance costs) that are affected by the factors are as follows.

Factor affecting Underlying EBIT	Method of calculation	Financial statement line item affected
Volumes – Growth	Volume – Growth comprises Underlying EBIT for operations that are new or acquired in the current period minus Underlying EBIT for operations that are new or acquired in the corresponding period, change in volumes for operations identified as a Growth project from the corresponding period to the current period multiplied by the prior year Underlying EBIT margin, and change in volume for Petroleum Business from the corresponding period to the current period multiplied by the prior year Underlying EBIT margin.	Revenue and Expenses

Volumes – Productivity	Change in volumes for each operation not included in the Growth category from the corresponding period to the current period multiplied by the prior year Underlying EBIT margin.	Revenue and Expenses

Change in sales prices	Change in average realised price for each operation from the corresponding period to the current period multiplied by current period volumes.	Revenue

Price-linked costs	Change in price-linked costs for each operation from the corresponding period to the current period multiplied by current period volumes.	Expenses

Operating cash costs	Change in total costs, other than price-linked costs, exchange rates, inflation on costs, fuel and energy costs, non-cash costs and one-off items as defined below for each operation from the corresponding period to the current period.	Expenses

Exploration and business development	Exploration and business development expense in the current period minus exploration and business development expense in the corresponding period.	Expenses

Exchange rates	Change in exchange rate multiplied by current period local currency revenue and expenses. The majority of the Group’s selling prices are denominated in US dollars and so there is little impact of exchange rate changes on Revenue.	Revenue and Expenses

Inflation on costs	Change in inflation rate applied to expenses, other than depreciation and amortisation, price-linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations.	Expenses

Fuel and energy	Fuel and energy expense in the current period minus fuel and energy expense in the corresponding period.	Expenses

Non-cash	Includes non-cash items, mainly depreciation, amortisation, and impairments.	Expenses

One-off items	Change in cash costs exceeding a predetermined threshold associated with an unexpected event that had not occurred in the last two years and is not reasonably likely to occur within the next two years.	Expenses

Factor affecting Underlying EBIT	Method of calculation	Financial statement line item affected
Asset sales	Profit/loss on the sale of assets or operations in the current period minus profit/loss on sale in the corresponding period.	Other income

Ceased and sold operations	Underlying EBIT for operations that are ceased or sold operations in the current period minus Underlying EBIT for operations that are ceased or sold in the corresponding period.	Revenue, Other income and Expenses

Other	Variances not explained by the above factors.	Expenses

A reconciliation of the movements in Underlying EBIT for FY2014 to the financial statement line items in the Income Statement is included in section 2.5 of this Annual Report.

The following commentary describes the principal factors outlined in the table above for FY2014 and FY2013.

Volumes

Volume efficiencies attributed to productivity and the ramp-up of major projects underpinned an increase in production in a number of Businesses in FY2014 and an additional US$2.9 billion in Underlying EBIT. WAIO was the major contributor as the ramp-up of the Jimblebar mining hub and a series of productivity initiatives raised the capacity of our integrated supply chain and supported a US$1.8 billion increase in Underlying EBIT. Despite the impact of natural field decline, stronger volumes in our Petroleum Business generated an additional US$994 million of Underlying EBIT, reflecting 73 per cent growth in Onshore US liquids volumes and a near doubling of production at Atlantis.

Prices

Lower average prices reduced Underlying EBIT by US$3.4 billion in FY2014.

In metallurgical coal, an increase in seaborne supply and the resilience of higher cost, along with uneconomic capacity led to a 20 per cent and 14 per cent decline in the average realised price of hard coking coal and weak coking coal, respectively. The average price received for thermal coal also declined by 14 per cent during the period. In total, lower average realised prices in our Coal Business reduced Underlying EBIT by US$1.5 billion.

A five per cent decline in the average realised price of copper reflected the near-term rebalancing of the market, while the acceleration of low-cost, seaborne iron ore supply growth, predominantly from Australia’s Pilbara region, weighed on prices in the June 2014 half year. In total, lower average realised prices for copper and iron ore reduced Underlying EBIT by US$1.4 billion.

Nickel and aluminium prices rallied towards the end of FY2014 but remained lower on average for the period, reducing Underlying EBIT by a further US$258 million.

The value of diversification was again evident as higher average realised prices for our petroleum products increased Underlying EBIT by US$219 million. In this context, the average price achieved for our natural gas sales book, covering domestic and international markets, increased by 16 per cent.

Price-linked costs decreased Underlying EBIT by US$80 million during the period, primarily reflecting higher royalty charges in our Petroleum and Iron Ore Businesses.

Controllable cash costs

Our focus on improving operating costs through productivity initiatives saw a decrease in operating cash costs of US$1.5 billion and a decrease in exploration and business development costs of US$398 million, to give a decrease in controllable cash costs of US$1.9 billion during FY2014.

Operating cash costs

The Group’s commitment to further improve the competitive position of its assets delivered tangible results in FY2014 as operating cash costs declined by US$1.5 billion. A general increase in labour and contractor productivity had the greatest impact, increasing Underlying EBIT by US$1.3 billion.

An improvement in equipment productivity increased Underlying EBIT by a further US$268 million as contract stripping activities were further optimised at Queensland Coal. A reduction in consumable costs in our Aluminium, Manganese and Nickel Business more than accounted for a US$33 million decrease in Group supply costs.

Exploration and business development

The Group’s exploration expenditure declined by 25 per cent in FY2014 to US$1.0 billion as we sharpened our focus on greenfield copper porphyry targets in Chile and Peru, and high impact liquids opportunities in the Gulf of Mexico, Western Australia and Trinidad and Tobago. The associated reduction in the Group’s exploration expense increased Underlying EBIT by US$331 million, while a further decline in business development expenditure increased Underlying EBIT by US$67 million.

Other costs

Exchange rates

A stronger US dollar increased Underlying EBIT by US$1.8 billion and included the restatement of monetary items in the balance sheet, which reduced Underlying EBIT by US$352 million. Average and closing exchange rates for FY2014 and FY2013 are detailed in note 1 ‘Accounting policies’ to the Financial Statements.

Inflation on costs

Inflation had an unfavourable impact on all Businesses and reduced Underlying EBIT by US$805 million during FY2014. This was most notable in Australia, Chile and South Africa, which accounted for over 85 per cent of the total variance.

Non-cash

An increase in non-cash charges reduced Underlying EBIT by US$2.1 billion during the period.

A US$631 million increase in the depreciation and amortisation charge at Onshore US reflected the ramp-up of liquids production and the progressive development of our Permian acreage. We continue to expect the depreciation rate in the Permian to normalise at a lower level as reserves are booked and the production rate grows towards 100 Mboe per day over the medium term. The completion and progressive ramp-up of several major projects in our Iron Ore and Coal Businesses resulted in an US$871 million increase in the depreciation and amortisation expense during the period.

Depreciation and amortisation expense included the following impairment charges: a US$292 million charge at Energy Coal South Africa; a US$184 million charge related to minor Gulf of Mexico assets; and a US$68 million charge associated with our decision to allow the exclusivity agreement for Terminal 5 at the Port of Vancouver (United States) to lapse.

A US$300 million charge related to the revision of mine site rehabilitation provisions for the Group’s North American closed mines and a lower capitalisation rate for deferred stripping at Escondida and Pampa Norte also contributed to the increase in non-cash charges.

Asset sales

The divestment of Liverpool Bay more than accounted for the US$53 million increase in Underlying EBIT related to asset sales.

Ceased and sold operations

Underlying EBIT from ceased and sold operations decreased by US$492 million in FY2014 and largely reflected: a US$143 million negative adjustment to the Browse divestment price; the closure of the Nickel West Leinster Perseverance underground mine in November 2013; and the cessation of aluminium smelting activities at Bayside in June 2014.

Other

Other items increased Underlying EBIT by US$215 million and largely reflected an increase in margins at our equity accounted investments and an US$84 million profit related to the sale of the Energy Coal South Africa Optimum Coal purchase agreement. A US$112 million UK pension plan expense in our Petroleum Business is also reported in this category.

Net finance costs

Net finance costs of US$1.2 billion decreased by US$100 million from the prior period. This was primarily related to a decrease of US$245 million in net interest expenses, which was partially offset by a decrease in interest capitalised of US$108 million.

Taxation expense

Total taxation expense, including royalty-related taxation, exceptional items and exchange rate movements, was US$7.0 billion, representing a statutory effective tax rate of 31.5 per cent (30 June 2013: 35.0 per cent).

Government imposed royalty arrangements calculated by reference to profits are reported as royalty-related taxation. The Minerals Resource Rent Tax (MRRT) reduced taxation expense by US$238 million in FY2014 (30 June 2013: increase of US$321 million) as royalty-related credits in the Coal Business more than offset Iron Ore MRRT expense for the period. This included the remeasurement of deferred tax assets associated with the MRRT which decreased taxation expense by US$170 million in the period (30 June 2013: increase of US$207 million).

The Group’s adjusted effective tax rate, which excludes the influence of exchange rate movements, remeasurement of deferred tax assets associated with the MRRT and exceptional items, was 32.5 per cent (30 June 2013: 34.2 per cent).

Adjusted effective tax rate is not an IFRS measure and is reconciled to the statutory effective tax rate below:

	2014			2013
Year ended 30 June	Profit before tax	Income tax expense	%	Profit before tax	Income tax expense	%
	US$M	US$M		US$M	US$M
Statutory effective tax rate	22,236	(7,012)	31.5%	19,726	(6,906)	35.0%
Less:
Exchange rate movements	–	(24)		–	245
Remeasurement of deferred tax assets associated with the MRRT	–	(170)		–	207
Exceptional items	(551)	166		1,928	(943)

Adjusted effective tax rate	21,685	(7,040)	32.5%	21,654	(7,397)	34.2%

Other royalty and excise arrangements that are not profit based are recognised as operating costs within Profit before taxation. These amounted to US$2.8 billion during the period (30 June 2013: US$2.6 billion).

Exceptional items

Year ended 30 June 2014	Gross	Tax	Net
	US$M	US$M	US$M
Sale of Pinto Valley	551	(166)	385

	551	(166)	385

On 11 October 2013, BHP Billiton completed the sale of its Pinto Valley mining operation for a cash consideration of US$653 million, after working capital adjustments. A gain on sale of US$385 million (after tax expense) was recognised in FY2014.

Refer to note 3 ‘Exceptional items’ to the Financial Statements for more information.

Year ended 30 June 2013	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Sale of Yeelirrie uranium deposit	420	–	420
Sale of Richards Bay Minerals	1,212	(183)	1,029
Sale of diamonds business	(97)	(42)	(139)
Sale of East and West Browse Joint Ventures	1,539	(188)	1,351
Impairment of Nickel West assets	(1,698)	454	(1,244)
Impairment of Worsley assets	(2,190)	559	(1,631)
Impairment of Permian Basin assets	(266)	99	(167)
Other impairments arising from capital project review	(1,006)	291	(715)
Newcastle steelworks rehabilitation	158	(47)	111

	(1,928)	943	(985)

The Group announced the sale of its wholly owned Yeelirrie uranium deposit resulting in a gain on sale of US$420 million, while the associated tax expense was offset by the recognition of deferred tax benefits on available tax losses.

The Group announced it had completed the sale of its 37.76 per cent effective interest in Richards Bay Minerals resulting in a gain on sale of US$1.0 billion (after tax expense).

The Group announced the sale of its diamonds business, comprising its interests in the EKATI Diamond Mine and Diamond Marketing operations. The transaction was completed on 10 April 2013 for an aggregate cash consideration of US$553 million (after adjustments). An impairment charge of US$139 million (after tax expense) was recognised based on the final consideration.

The Group signed a definitive agreement to sell its 8.33 per cent interest in the East Browse Joint Venture and 20 per cent interest in the West Browse Joint Venture resulting in a gain on sale of US$1.5 billion being recognised in FY2013. The associated tax expense of US$462 million was partly offset by the recognition of deferred tax benefits on available tax losses of US$241 million and the derecognition of deferred tax liabilities of US$33 million. The final sales price was determined during FY2014 requiring a loss of US$143 million recognised in FY2014.

As a result of expected continued strength in the Australian dollar and weak nickel prices, the Group recognised an impairment charge of US$1.2 billion (after tax benefit) at Nickel West in FY2013.

The Group recognised an impairment of assets at Worsley as a result of expected continued strength in the Australian dollar and weak alumina prices. A total impairment charge of US$1.6 billion (after tax benefit) was recognised.

An impairment charge of US$167 million (after tax benefit) was recognised as the performance of specific evaluation wells in certain areas of the Permian Basin (United States) did not support economic development.

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

Exceptional items during FY2013 are classified by nature as follows:

Year ended 30 June 2013 US$M	Sale of assets	Impairment of goodwill and other assets	Restructuring costs	Closure and rehabilitation provisions released	Gross
Sale of Yeelirrie uranium deposit	420	–	–	–	420
Sale of Richards Bay Minerals	1,212	–	–	–	1,212
Sale of diamonds business	–	(97)	–	–	(97)
Sale of East and West Browse Joint Ventures	1,539	–	–	–	1,539
Impairment of Nickel West assets	–	(1,698)	–	–	(1,698)
Impairment of Worsley assets	–	(2,190)	–	–	(2,190)
Impairment of Permian Basin assets	–	(266)	–	–	(266)
Other impairments arising from capital project review	–	(898)	(108)	–	(1,006)
Newcastle steelworks rehabilitation	–	–	–	158	158

	3,171	(5,149)	(108)	158	(1,928)

Refer to note 3 ‘Exceptional items’ to the Financial Statements for more information.

Third party sales

We differentiate sales of our production from sales of third party products due to the significant difference in profit margin earned on these sales. The table below shows the breakdown between our production and third party products.

Year ended 30 June (1)	2014	2013	2012
	US$M	US$M	US$M
Group production
Revenue	64,227	63,067	66,969
Related operating costs	(41,410)	(40,264)	(39,017)

Underlying EBIT	22,817	22,803	27,952
Underlying EBIT Margin	35.5%	36.2%	41.7%

Third party products
Revenue	2,979	2,886	3,508
Related operating costs	(2,935)	(2,759)	(3,374)

Operating profit	44	127	134
Margin on third party products (2)	1.5%	4.4%	3.8%

(1)	Excluding exceptional items.

(2)	Operating profit divided by revenue.

We engage in third party trading for the following reasons:

•	Production variability and occasional shortfalls from our own assets means that we sometimes source third party materials to ensure a steady supply of product to our customers.

•	To optimise our supply chain outcomes, we may buy physical product from third parties.

•	In order to support the development of liquid markets, we will sometimes source third party physical product and manage risk through both the physical and financial markets.

1.15.4    Cash flow analysis

A Consolidated Cash Flow Statement is contained in the Financial Statements. The explanatory notes appear in note 23 ‘Notes to the consolidated cash flow statement’ to the Financial Statements. A summary table has been presented below to show the key sources and uses of cash.

Year ended 30 June	2014	2013	2012
	US$M	US$M	US$M
Cash generated from operations	31,384	28,793	32,987
Dividends received	1,284	721	722
Net interest paid	(839)	(786)	(412)
Taxation paid	(6,465)	(8,574)	(8,038)

Net operating cash flows	25,364	20,154	25,259

Purchases of property plant and equipment	(15,993)	(22,243)	(18,637)
Exploration expenditure	(1,010)	(1,351)	(2,493)
Exploration expenditure expensed and included in operating cash flows	716	1,047	1,644
Purchases of intangibles	(192)	(400)	(219)
Investment in financial assets	(1,193)	(475)	(471)
Investment in subsidiaries, operations and jointly controlled entities	–	–	(12,556)
Investment in equity accounted investments	(44)	(84)	(83)
Net proceeds from investing activities	1,882	4,780	330

Net investing cash flows	(15,834)	(18,726)	(32,485)

Net proceeds (repayment of)/from interest bearing liabilities	(910)	7,157	8,644
Share buy-back	–	–	(83)
Dividends paid	(6,639)	(7,004)	(6,220)
Contribution from non-controlling interest	1,435	73	101
Other financing activities	(354)	(424)	(403)

Net financing cash flows	(6,468)	(198)	2,039

Net increase/(decrease) in cash and cash equivalents	3,062	1,230	(5,187)

Net operating cash flows after interest and tax increased by 26 per cent to US$25.4 billion in FY2014. A US$2.6 billion increase in cash generated from operations (after changes in working capital balances) and a US$2.1 billion decrease in net taxes paid were the major contributors to the strong increase. The decrease in net taxes paid was attributed to lower income tax payments in the year of US$1.2 billion in line with our lower effective tax rate and income tax refunds of US$852 million.

Net investing cash outflows decreased by US$2.9 billion to US$15.8 billion during the period. This reflected a US$6.6 billion reduction in capital and exploration expenditure partially offset by a decline in proceeds from asset sales of US$2.9 billion. Expenditure on major growth projects totalled US$13.1 billion, including US$5.6 billion on petroleum projects and US$7.5 billion on minerals projects. Sustaining capital expenditure and other items totalled US$2.9 billion. Exploration expenditure was US$1.0 billion, including US$716 million classified within net operating cash flows.

Net financing cash flows included the proceeds from interest bearing liabilities of US$6.3 billion and contributions from non-controlling interests of US$1.4 billion. Proceeds from interest bearing liabilities included the issuance of a four tranche Global Bond of US$5.0 billion. These inflows were more than offset by debt repayments of US$7.2 billion and dividend payments to our shareholders of US$6.4 billion.

1.15.5    Net debt and sources of liquidity

Our policies on debt and treasury management are as follows:

•	a commitment to a solid ‘A’ credit rating;

•	gearing to be a maximum of 40 per cent;

•	diversification of funding sources;

•	generally to maintain borrowings and excess cash in US dollars.

Gearing and net debt

Net debt, comprising Interest bearing liabilities less Cash and cash equivalents, was US$25.8 billion, which represented a decrease of US$1.7 billion compared with the net debt position at 30 June 2013. Gearing, which is the ratio of net debt to net debt plus net assets, was 23.2 per cent at 30 June 2014, compared with 26.8 per cent at 30 June 2013.

Cash at bank and in hand less overdrafts at 30 June 2014 was US$8.8 billion compared with US$5.7 billion at 30 June 2013. Included within this were short-term deposits at 30 June 2014 of US$7.1 billion compared with US$3.2 billion at 30 June 2013.

Funding sources

During FY2014, the Group issued a four tranche Global Bond totalling US$5.0 billion comprising US$500 million Senior Floating Rate Notes due 2016 paying interest at three month US dollar LIBOR plus 25 basis points, US$500 million 2.050 per cent Senior Notes due 2018, US$1.5 billion 3.850 per cent Senior Notes due 2023, and US$2.5 billion 5.000 per cent Senior Notes due 2043.

None of our Group level borrowing facilities are subject to financial covenants. Certain specific financing facilities in relation to specific Businesses are the subject of financial covenants that vary from facility to facility, but which would be considered normal for such facilities.

Our maturity profile for US dollar bonds, Euro bonds and Australian dollar bonds for the following five years is set out below.

Year ended 30 June	2015	2016	2017	2018	2019
	US$M	US$M	US$M	US$M	US$M
USD Bonds	3,825	1,050	3,250	–	2,250
Euro Bonds	–	1,365	–	–	1,706
AUD Bonds	–	–	–	939	–

	3,825	2,415	3,250	939	3,956

	Facility available 2014	Used 2014	Unused 2014	Facility available 2013	Used 2013	Unused 2013
	US$M	US$M	US$M	US$M	US$M	US$M
Commercial paper program (1)	6,000	–	6,000	6,000	(1,330)	4,670

Total financing facilities	6,000	–	6,000	6,000	(1,330)	4,670

(1)

The Group has a US$6.0 billion commercial paper program backed by US$6.0 billion of revolving credit facilities. In May 2014, the US$5.0 and US$1.0 billion revolving credit facilities expiring in December 2015 and December 2014, were replaced by a US$6.0 billion revolving credit facility. The new facility has a five-year maturity with two one-year extension options. The facility is used for general corporate purposes and as backup for the commercial paper programs. The interest rates under these facilities are based on an interbank rate plus a margin. The applicable margin is typical for a credit facility extended to a company with the Group’s credit rating. The Group had no US commercial paper outstanding in the market at the end of the financial year (2013: US$1.3 billion).

Additional information regarding the maturity profile of our debt obligations and details of our standby and support agreements is included in note 29 ‘Financial risk management’ to the Financial Statements.

The Group’s credit ratings are currently A1/P-1 (Moody’s – long-term/short-term) and A+/A-1 (Standard & Poor’s – long-term/short-term). The ratings outlook from both agencies did not change during FY2014.

1.15.6    Other information

Quantitative and qualitative disclosures about market risk

We identified our primary market risks in section 1.15.1 of this Annual Report. A description of how we manage our market risks, including both quantitative and qualitative information about our market risk sensitive instruments outstanding at 30 June 2014, is contained in note 29 ‘Financial risk management’ to the Financial Statements.

Off-balance sheet arrangements and contractual commitments

Information in relation to our material off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and commitments under leases at 30 June 2014 is provided in note 21 ‘Contingent liabilities’ and note 22 ‘Commitments’ to the Financial Statements.

Subsidiary information

Information about our significant subsidiaries is included in note 26 ‘Subsidiaries’ to the Financial Statements.

Related party transactions

Related party transactions are outlined in note 32 ‘Related party transactions’ to the Financial Statements.

Significant changes since the end of the year

Significant changes since the end of the year are outlined in note 36 ‘Subsequent events’ to the Financial Statements.

The Strategic Report is made in accordance with a resolution of the Board.

Jac Nasser AO

Chairman

Dated: 11 September 2014

2    Our assets

2.1    Business overview

2.1.1    Petroleum and Potash Business

Our Petroleum and Potash Business headquartered in Houston, United States, comprises conventional and non-conventional operations located in six countries throughout the world and a potash project based in Saskatchewan, Canada.

Petroleum

Our Petroleum Business includes exploration, development, production and marketing activities. We have a high-quality resource base concentrated in the United States and Australia. Our core production operations are primarily located in the US Gulf of Mexico, Onshore US and in Australia. We also have operations in Trinidad and Tobago, Pakistan, Algeria and the United Kingdom. We produce crude oil and condensate, natural gas and natural gas liquids (NGLs).

The Petroleum portfolio consisted of conventional oil and gas operations up until 2011, when we moved into the unconventional shale business. Our Onshore US operations evolved from the acquisition of the Fayetteville shale assets from Chesapeake Energy Corporation and the acquisition of Petrohawk Energy Corporation.

Our overall production for FY2014 was 246.0 million barrels of oil equivalent (MMboe). This was mainly attributable to our US and Australian operations, which produced 144.3 MMboe and 80.0 MMboe, respectively, with the majority of US production coming from Onshore US, which produced 108.1 MMboe. Operations outside Australia and the United States delivered the remaining production volumes. Information relating to our oil and gas reserves is set out in section 2.3.1.

In line with our aim of simplification and a sharper strategic focus, we continue to evaluate our existing portfolio in order to optimise our position around our core business.

Our production operations include the following:

United States

Gulf of Mexico

We operate two fields in the Gulf of Mexico (Shenzi with a 44 per cent interest and Neptune with a 35 per cent interest) and hold non-operating interests in three other fields (Atlantis with a 44 per cent interest, Mad Dog with a 23.9 per cent interest, and Genesis with a 4.95 per cent interest). We have on going infill drilling in our Gulf of Mexico fields. We completed water injection development projects at Shenzi and Atlantis in CY2013. All the fields are located between 155 and 210 kilometres offshore of the US state of Louisiana. We also own 25 per cent and 22 per cent, respectively, of the companies that own and operate the Caesar oil pipeline and the Cleopatra gas pipeline. These pipelines transport oil and gas from the Green Canyon area, where all our Gulf of Mexico fields are located, to connecting pipelines that transport product onshore. Our US oil production is delivered to refineries along the Gulf Coast of the United States.

Onshore US

We produce oil, condensate, NGLs and natural gas in four shale areas: Eagle Ford, Permian, Haynesville and Fayetteville. The Eagle Ford area has two sections, Black Hawk and Hawkville. Our combined leasehold acreage onshore in the United States is approximately 1.2 million net acres. Our ownership interests in those leases range from less than one per cent to 100 per cent. At 30 June 2014, we held an interest in approximately 7,700 gross wells and approximately 2,600 net wells. We acted as joint venture operator for approximately 32 per cent of our gross wells. Production in FY2014 was 108.1 MMboe up from 99.2 MMboe in FY2013.

During FY2014, we sold our interest in our Onshore US South Midland shale operation, located in the Permian Basin, to EP Energy for cash consideration of US$153 million.

Shale reservoirs are characterised by low permeability, so it is necessary to stimulate the reservoir to create additional permeability and, therefore, the flow of liquids and gas to the wellbore. Extracting oil and gas from shale involves hydraulic fracturing, which is a process developed to efficiently access supplies of oil and natural gas locked inside dense subsurface rock formations, such as shale. Hydraulic fracturing involves using water, sand and a small amount of chemicals to fracture the hydrocarbon-bearing rock formation to allow the well to produce commercial volumes.

The development phase of an onshore shale operation requires an extensive drilling and completion program, which may include associated gas compression and treatment facilities and connecting pipelines. Shale development has a repetitive, manufacturing-like nature that provides opportunities for increased efficiency. Much of our development of the shale reservoirs utilises horizontal drilling with average lateral lengths between 1,400 and 1,700 metres. We enter into service contracts with third parties to provide drilling and completion services at our operated sites. At the end of FY2014, we had 24 drilling rigs in operation.

Much of the Eagle Ford and Permian areas are focused on hydrocarbon liquids. The Eagle Ford area is located in south Texas, where our leasehold acreage comprises 0.3 million net acres. The Permian area is located in west Texas, where our leasehold acreage currently comprises 0.2 million net acres following the sale of our South Midland interest and other leasehold acquisitions and disposals. Production volume from the Permian area was 3.8 MMboe. The combined production in FY2014 from our liquids-focused Eagle Ford and Permian areas was 51.9 MMboe, up from 33.4 MMboe in FY2013, with a production mix of 42 per cent crude oil and condensate (FY2013: 35 per cent), 36 per cent natural gas (FY2013: 42 per cent) and 22 per cent NGLs (FY2013: 23 per cent).

The Haynesville and Fayetteville areas are focused on natural gas. The Haynesville area is located in northwest Louisiana and east Texas, where our leasehold acreage comprises 0.3 million net acres. The Fayetteville field is located in north central Arkansas, where our leasehold acreage comprises 0.4 million net acres. The Haynesville and Fayetteville areas had combined production in FY2014 of 56.2 MMboe of natural gas (FY2013: 65.8 MMboe).

Oil and gas production from our onshore shale areas is sold domestically in the United States, via connections to intrastate and interstate pipelines. Prices for oil, NGLs and natural gas are based on US regional price indices, including West Texas Intermediate prices for oil, Henry Hub prices for natural gas and Mont Belvieu prices for NGLs.

Australia

Bass Strait

Together with our 50-50 joint venture partner, Esso Australia (a subsidiary of ExxonMobil), through the Gippsland Basin Joint Venture, we participated in the original discovery of hydrocarbons in 1965 and we have been producing oil and gas from Bass Strait for more than 40 years. The Bass Strait operations are located between 25 and 80 kilometres off the southeastern coast of Australia.

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

Minerva

We are the operator of Minerva (90 per cent interest), a gas field located 11 kilometres south-southwest of Port Campbell in western Victoria. The operation consists of two subsea wells, with gas piped onshore to a processing plant. After processing the gas is delivered into a pipeline and sold domestically under long-term contracts.

North West Shelf

We are a joint venture participant in the North West Shelf Project, located approximately 125 kilometres northwest of Dampier in Western Australia. The North West Shelf Project was developed in phases: the domestic gas phase supplies gas to the Western Australian domestic market, mainly under long-term contracts, and a series of liquefied natural gas (LNG) expansion phases supplying LNG to buyers in Japan, South Korea and China under a series of long-term contracts.

We continue to expand our operations in North West Shelf. The North Rankin compression project was completed during FY2014 to recover remaining lower pressure gas from the North Rankin and Perseus gas fields. North Rankin B platform was constructed adjacent to existing North Rankin A platform connected by a 100-metre long bridge and operates as a single facility.

Gas from North West Shelf is piped to the Karratha Gas Plant for processing. Liquefied petroleum gas (LPG), condensate and LNG are transported to market by ship, while domestic gas is transported by the Natural Gas and Pilbara Energy pipelines. We are also a joint venture partner in four nearby oil fields – Cossack, Wanaea, Lambert and Hermes. All North West Shelf gas and oil joint ventures are operated by Woodside.

Pyrenees

We operate six oil fields in Pyrenees, which are located offshore approximately 23 kilometres northwest of Northwest Cape, Western Australia. We had an effective 62 per cent interest in the fields as at 30 June 2014, based on inception-to-date production from two permits in which we have interests of 71.43 per cent and 40 per cent, respectively. The project uses a floating, production, storage and off-take (FPSO) facility. The crude oil produced is sold internationally on the spot market.

Macedon

We are the operator of Macedon (71.43 per cent interest), an offshore gas field located approximately 75 kilometres west of Onslow, Western Australia and a gas processing facility onshore, approximately 17 kilometres southwest of Onslow. The operation achieved first gas in August 2013 and consists of four subsea wells, with gas piped onshore to the processing plant. After processing, the gas is delivered into a pipeline and sold domestically under long-term contracts.

Stybarrow

We are the operator of Stybarrow (50 per cent interest), an oil field located 55 kilometres west-northwest of Exmouth, Western Australia. The project uses a FPSO facility. The crude oil produced is sold internationally on the spot market.

Other production operations

Algeria

Our Algerian operations comprise a 38 per cent interest in the ROD Integrated Development, which consists of six satellite oil fields that pump oil back to a dedicated processing train. The oil is sold on a spot basis to international markets. Our interest in ROD is subject to a contractual determination with our joint venture partner ENI, which could result in a future change in our interest under certain conditions.

United Kingdom

We hold a 16 per cent non-operating interest in the Bruce oil and gas field in the North Sea and operate the Keith oil and gas field (31.83 per cent interest), a subsea tie-back, which is processed via the Bruce platform facilities.

We divested our interest in Liverpool Bay (46.1 per cent interest) on 31 March 2014 to ENI ULX Limited for a cash consideration of US$29.1 million (subject to finalisation) and the transfer of the rehabilitation and restoration liability to the buyer. Liverpool Bay was an integrated development consisting of five producing offshore oil and gas fields in the Irish Sea, the Point of Ayr onshore processing plant in northern Wales and associated infrastructure.

Trinidad and Tobago

We operate the Greater Angostura field (45 per cent interest in the production sharing contract), an integrated oil and gas development, located offshore, 40 kilometres east of Trinidad. The crude oil is sold on a spot basis to international markets, while the gas is sold domestically under term contracts. During FY2014 we extended the termination date of our Production Sharing Contract with the Government of Trinidad and Tobago from 2021 to 2026.

Pakistan

We operate the Zamzama gas project (38.5 per cent interest) in the Sindh province of Pakistan. Both gas and condensate are sold domestically under term contracts in accordance with the Pakistan Government’s pricing policies.

Information on Petroleum operations

The following table contains additional details of our production operations. This table should be read in conjunction with the production (refer to section 2.2.1) and reserve tables (refer to section 2.3.1).

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
United States
Neptune (Green Canyon 613)
Offshore deepwater Gulf of Mexico (1,300m)	Oil and gas	BHP Billiton 35% Marathon Oil 30% Woodside Energy 20% Maxus US Exploration 15%	BHP Billiton	Lease from US Government as long as oil and gas produced in paying quantities	50 Mbbl/d oil 50 MMcf/d gas	Permanently moored tension leg platform (TLP)

Shenzi (Green Canyon 653)
Offshore deepwater Gulf of Mexico (1,310m)	Oil and gas	BHP Billiton 44% Hess Corporation 28% Repsol 28%	BHP Billiton	Lease from US Government as long as oil and gas produced in paying quantities	100 Mbbl/d oil 50 MMcf/d gas	Stand-alone TLP Genghis Khan field (part of same geological structure) tied back to Marco Polo TLP

Atlantis (Green Canyon 743)
Offshore deepwater Gulf of Mexico (2,155m)	Oil and gas	BHP Billiton 44% BP 56%	BP	Lease from US Government as long as oil and gas produced in paying quantities	200 Mbbl/d oil 180 MMcf/d gas	Permanently moored semi-submersible platform

Mad Dog (Green Canyon 782)
Offshore deepwater Gulf of Mexico (1,310m)	Oil and gas	BHP Billiton 23.9% BP 60.5% Chevron 15.6%	BP	Lease from US Government as long as oil and gas produced in paying quantities	80 Mbbl/d oil 60 MMcf/d gas	Permanently moored integrated truss spar, facilities for simultaneous production and drilling operations

Genesis (Green Canyon 205)
Offshore deepwater Gulf of Mexico (approximately 790m)	Oil and gas	BHP Billiton 4.95% Chevron 56.67% ExxonMobil 38.38%	Chevron	Lease from US Government as long as oil and gas produced in paying quantities	55 Mbbl/d oil 72 MMcf/d gas	Floating cylindrical hull (spar) moored to seabed with integrated drilling facilities

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
Onshore US
Eagle Ford, south Texas Permian, west Texas Haynesville, northern Louisiana and east Texas Fayetteville, Arkansas	Oil, condensate, gas and NGL	BHP Billiton working interest in leases range from <1% to 100% BHP Billiton average net working interest is approximately 34% Largest partners include Southwestern Energy, XTO, Devon Energy	BHP Billiton operated approximately 32% of approximately 7,700 wells

We currently own leasehold interests in approximately 1.2 million net acres:

Eagle Ford – 0.3 million acres

Permian – 0.2 million acres

Haynesville – 0.3 million acres

Fayetteville – 0.4 million acres

Other – 0.1 million acres

Leases associated with producing wells remain in place as long as oil and gas is produced in paying quantities

Average daily production during FY2014 1,230 MMcf/d gas 60.1 Mbbl/d oil and condensate 31.3 Mbbl/d NGL

Eagle Ford – producing oil and gas wells and associated pipeline and compression facilities

Permian – oil and gas wells with associated gathering systems, processing plant and compression facilities

Haynesville – producing gas wells with a third party operated pipeline network

Fayetteville – producing gas wells with associated pipeline and compression infrastructure

All production from Onshore US fields is transported to various intrastate and interstate pipelines through multiple interconnects

Australia

Bass Strait
Offshore and onshore Victoria	Oil and gas

Gippsland Basin Joint Venture (GBJV):

BHP Billiton 50%

Esso Australia (Exxon Mobil subsidiary) 50%

Oil Basins Ltd 2.5% royalty interest in 19 production licences

Kipper Unit Joint Venture (KUJV):

BHP Billiton 32.5% Esso Australia 32.5%

Santos Offshore Pty Ltd 35%

			Esso Australia	20 production licences and 2 retention leases issued by Australian Government Expire between 2016 and end of life of field One production licence held with Santos Ltd	200 Mbbl/d oil 1,075 MMcf/d gas 5,150 tpd LPG 850 tpd ethane

20 producing fields with 23 offshore developments (15 steel jacket platforms, 4 subsea developments, 2 steel gravity based mono towers, 2 concrete gravity based platforms)

Onshore infrastructure:

– Longford facility (3 gas plants, liquid processing facilities)

– Interconnecting pipelines

– Long Island Point LPG and oil storage facilities

– Ethane pipeline

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
Minerva
Offshore and onshore Victoria	Gas and condensate	BHP Billiton 90% Santos (BOL) 10%	BHP Billiton	Production licence issued by Australian Government expires 5 years after production ceases	150 TJ/d gas 600 bbl/d condensate	2 well completions Single flow line transports gas to onshore gas processing facility Gas plant located approximately 4 kms inland from Port Campbell

North West Shelf
Offshore and onshore Western Australia North Rankin Goodwyn Perseus Angel and Searipple fields	Domestic gas, LPG, condensate, LNG

North West Shelf Project is an unincorporated JV

BHP Billiton:

8.33% of original domestic gas JV, will ultimately increase to 16.67%

16.67% of Incremental Pipeline Gas (IPG) domestic gas JV 16.67% of original LNG JV

12.5% of China LNG JV 16.67% of LPG JV

Other participants: subsidiaries of Woodside, Chevron, BP, Shell, Mitsubishi/Mitsui and China National Offshore Oil Corporation

			Woodside Petroleum Ltd	9 production licences issued by Australian Government 6 expire in 2022 and 3 expire 5 years from end of production

North Rankin Complex: 2,500 MMcf/d gas

60 Mbbl/d condensate

Goodwyn A platform: 1,450 MMcf/d gas 110 Mbbl/d condensate

Angel platform: 960 MMcf/d gas

50 Mbbl/d condensate

Withnell Bay gas plant: 600 MMcf/d gas

5-train LNG plant: 45,000 tpd LNG

Production from North Rankin and Perseus processed through the interconnected North Rankin A and North Rankin B platforms

Production from Goodwyn and Searipple processed through Goodwyn A platform

4 subsea wells in Perseus field tied into Goodwyn A platform

Production from Angel field processed through Angel platform

Onshore gas treatment plant at Withnell Bay processes gas for domestic market

5-train LNG plant

North West Shelf
Offshore Western Australia Wanaea Cossack Lambert and Hermes fields	Oil	BHP Billiton 16.67% Woodside 33.34%, BP, Chevron, Japan Australia LNG (MIMI) 16.67% each	Woodside Petroleum Ltd	3 production licences issued by Australian Government expire in 2014 (currently in renewal), 2018 and 2033, respectively	Production: 60 Mbbl/d Storage: 1 MMbbl	Floating production storage and off-take (FPSO) unit

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
Pyrenees
Offshore Western Australia Crosby Moondyne Wild Bull Tanglehead Stickle and Ravensworth fields	Oil	WA-42-L permit: BHP Billiton 71.43% Apache PVG 28.57% WA-43-L permit: BHP Billiton 40% Apache APG Permits 31.5% Inpex Alpha 28.5%	BHP Billiton	Production licence issued by Australian Government expires 5 years after production ceases	Production: 96 Mbbl/d oil Storage: 920 Mbbl	24 subsea well completions (19 producers, 4 water injectors, 1 gas injector), FPSO

Macedon
Offshore and onshore Western Australia	Gas and condensate	WA-42-L permit BHP Billiton 71.43% Apache PVG 28.57%	BHP Billiton	Production licence issued by Australian Government expires 5 years after production ceases	Production: 200 MMcf/d gas 20 bbl/d condensate	4 well completions Single flow line transports gas to onshore gas processing facility Gas plant located approximately 17 km southwest of Onslow

Stybarrow
Offshore Western Australia Stybarrow and Eskdale fields	Oil and gas	BHP Billiton 50% Woodside 50%	BHP Billiton	Production licence issued by Australian Government expires 5 years after production ceases	Production: 80 Mbbl/d oil Storage: 900 Mbbl	10 subsea well completions (6 producers, 3 water injectors, 1 gas injector) Gas production is reinjected

Other production operations

Algeria

ROD Integrated Development
Onshore Berkine Basin, 900 kilometres southeast of Algiers, Algeria	Oil	BHP Billiton 45% interest in 401a/402a production sharing contract ENI 55% BHP Billiton effective 38% interest in ROD unitised integrated development ENI 62%	Joint Sonatrach/ENI entity	Production sharing contract with Sonatrach (title holder) Expires in 2016 with option for two 5-year extensions under certain conditions specified in the contracts	Approximately 80 Mbbl/d oil	Development and production of 6 oil fields 2 largest fields (ROD and SFNE) extend into neighbouring blocks 403a, 403d Production through dedicated processing train on block 403

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
United Kingdom

Bruce/Keith
Offshore North Sea, UK	Oil and gas	Bruce: BHP Billiton 16% BP 37% Total SA 43.25% Marubeni 3.75% Keith: BHP Billiton 31.83% BP 34.84% Total SA 25% Marubeni 8.33%	Bruce – BP Keith – BHP Billiton	3 production licences issued by UK Government expire in 2015, 2018 and 2046	920 MMcf/d gas	Integrated oil and gas platform Keith developed as tie-back to Bruce facilities

Liverpool Bay
Offshore northwest England, Irish Sea Douglas and Douglas West oil fields, Lennox Hamilton Hamilton North gas fields	Oil and gas	BHP Billiton 46.1% ENI 53.9% BHP Billiton’s interest in Liverpool Bay divested 31 March 2014	BHP Billiton	3 production licences issued by UK Government expire in 2016, 2025 and 2027	308 MMcf/d gas 70 Mbbl/d oil and condensate

Integrated development of 5 producing fields

Oil treated at Douglas complex then piped to oil storage barge for export by tankers

Gas processed at Douglas complex then piped by subsea pipeline to Point of Ayr gas terminal for further processing

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
Trinidad and Tobago

Greater Angostura
Offshore Trinidad and Tobago	Oil and gas	BHP Billiton 45% National Gas Company 30% Chaoyang 25%	BHP Billiton	Production sharing contract with the Trinidad and Tobago Government entitles us to operate Greater Angostura until 2026	100 Mbbl/d oil 280 MMcf/d gas

Integrated oil and gas development: central processing platform connected to the Kairi-2 platform and gas export platform with 3 satellite wellhead protector platforms and flow lines

Oil pipeline from processing platform to storage and export at Guayaguayare

Gas supplied to Trinidad and Tobago domestic markets

Pakistan

Zamzama
Onshore Sindh Province, Pakistan	Gas and condensate	BHP Billiton 38.5% ENI Pakistan 17.75% PKP Exploration 9.375% PKP Exploration 2 9.375% Government Holdings 25%	BHP Billiton	20-year development and production lease from the Pakistan Government expires in 2022 (option to extend 5 years)	500 MMcf/d gas 3,350 bbl/d condensate	10 production wells 4 process trains 2 front end compression trains

Capital projects

United States

Shenzi Water Injection

The Shenzi Water Injection program was approved as part of the original sanctioned Shenzi project, which began production in 2009, to supplement aquifer pressure for additional recovery. The program included drilling and completion of three water injection wells and provides facilities to inject up to 125 thousand barrels per day (Mbbl/d) of water at 7,000 pounds per square inch (psi). The final Water Injector well #3 was drilled and completed in August 2013. The additional recovery resulting from water injection is expected to be approximately 80 million barrels (gross). Our share of final development costs was approximately US$375 million. We are the operator with a 44 per cent interest and Repsol and Hess Corporation each hold a 28 per cent interest.

Atlantis South Water Injection

During the initial Atlantis South development, water injection topsides and subsea facilities were approved and installed. The Atlantis South Water Injection project was later approved in January 2009 to provide pressure support. The water injection project involved the drilling of four subsea water injectors, tying them into the existing infrastructure and commissioning the 75 Mbbl/d of water injection facilities. Project completion took place in June 2013 and our 44 per cent share of the project costs was approximately US$242M. The Atlantis platform is operated by BP and located approximately 190 miles offshore from New Orleans, Louisiana.

Onshore US

BHP Billiton’s Onshore US drilling and development investment in FY2014 was US$4.2 billion, down from US$4.7 billion in FY2013, with US$3.6 billion (FY2013: US$3.8 billion) spent in the liquids-focused areas of Eagle Ford and Permian, and US$0.6 billion (FY2013: US$0.9 billion) in the gas-focused areas of Haynesville and Fayetteville. The expenditure primarily related to drilling and completion activities at all four areas. Our onshore drilling activity in FY2014 resulted in 413 net development wells completed primarily in the Eagle Ford and Permian areas.

Of the US$4.2 billion, approximately US$400 million was spent on the installation of more than 200 kilometres of pipeline infrastructure and additional gas processing facilities, primarily in our Eagle Ford and Permian areas.

The majority of drilling and completion activity in Onshore US was directed towards the liquids-focused Eagle Ford and Permian areas to capitalise on relatively stronger liquid prices as compared with natural gas prices. At the end of FY2014, more than 85 per cent of drilling activity was conducted in these areas.

Our Onshore US capital investment is expected to remain at approximately US$4.0 billion in FY2015, as we continue to optimise our drilling program. This includes an operated rig count of 26 for the period. Approximately 65 per cent of operated drilling activity will be conducted in our liquids-focused acreage in the Eagle Ford area. The remaining activity will occur in the Haynesville and Permian areas, where we are continuing to evaluate our most prospective acreage. Our operated drilling program in the Fayetteville area remains temporarily suspended; however, we continue to invest in wells operated by third parties where we see value.

Australia

Macedon

Macedon is a domestic gas development that consists of a 200 million cubic feet per day (MMcf/d) stand-alone gas plant, four subsea production wells, a 90-kilometre 20-inch wet gas pipeline and a 67-kilometre 20-inch sales gas pipeline. The project was approved in August 2010 at an investment level of US$1.1 billion (BHP Billiton share). First gas occurred in August 2013 with a final development cost of approximately US$1.2 billion (BHP Billiton share).

Bass Strait Kipper gas field development

Initial development of the Kipper gas field in the Gippsland Basin, located offshore Victoria, was approved by the Board in December 2007. A supplemental approval of the development was granted in January 2011. The first phase of the project included two new subsea wells, three new pipelines and platform modifications to supply 10 Mbbl/d of condensate and 80 MMcf/d of gas. Facilities were completed in September 2012; however, first production did not commence due to the need to provide for mercury removal.

Gas and liquids will be processed via the existing Gippsland Basin Joint Venture facilities. The Kipper gas field development is comprised of the Kipper Unit Joint Venture and the Gippsland Basin Joint Venture. We own a 32.5 per cent interest in the Kipper Unit Joint Venture, with Esso Australia (32.5 per cent) and Santos (35 per cent). We own a 50 per cent interest in the Gippsland Basin Joint Venture, with Esso Australia owning the remaining 50 per cent.

Funding for the installation of the mercury treatment facilities of US$120 million was approved in March 2014 with completion expected to occur in CY2016. Our share of costs incurred to 30 June 2014 was US$25 million.

Bass Strait Turrum field development

Further expansion of the Gippsland Basin facilities is underway following approval by the Board in July 2008 of the full field development of the Turrum oil and gas field. A supplemental approval of the development was obtained in January 2011. The project consists of four production and two injection wells and a new platform, Marlin B, linked by a bridge to the existing Marlin A platform. The Turrum field, which has a capacity of 11 Mbbl/d of oil and 200 MMcf/d of gas, is located 42 kilometres offshore in approximately 60 metres of water. Our share of development costs is approximately US$1.4 billion, of which US$ 1.3 billion was incurred as of 30 June 2014. The Turrum field development operates under the Gippsland Basin Joint Venture, in which we own a 50 per cent interest, with Esso Australia owning the remaining 50 per cent. Initial production of low carbon dioxide gas through the Turrum facilities occurred in June 2013. High carbon dioxide production from the Turrum reservoir will come online with completion of the Longford Gas Conditioning Plant in CY2016.

Longford

The Longford Gas Conditioning Plant (LGCP) Project was approved by the Board in December 2012 to enable the production of Turrum reserves plus the production of Kipper and other undeveloped high carbon dioxide content hydrocarbons. The project scope includes a carbon dioxide extraction facility, brownfield tie-ins, an electrical upgrade and multiple supporting utilities. Our share of development costs is approximately US$520 million, of which US$202 million was incurred as of 30 June 2014. First gas production is expected in CY2016. Esso Australia is the operator of the LGCP, owning a 50 per cent interest and BHP Billiton owns the remaining 50 per cent.

North West Shelf North Rankin gas compression project

The North West Shelf gas compression project was approved by the Board in March 2008 to recover remaining lower pressure gas from the North Rankin and Perseus gas fields. The project consisted of a new gas compression platform, North Rankin B, capable of processing 2,500 MMcf/d of gas, which was constructed adjacent to the existing North Rankin A platform, 135 kilometres offshore from Karratha on the northwest coast of Western Australia. The two platforms are connected by a 100-metre long bridge and operate as a single facility. Our share of development costs was approximately US$721 million subject to finalisation. First gas production from this site occurred in October 2013. This project is operated by Woodside, with an equally shared interest between Woodside, BHP Billiton, BP, Chevron, MIMI and Shell.

North West Shelf Greater Western Flank–A

The North West Shelf Greater Western Flank–A (GWF-A) gas project was approved by the Board in November 2011 to recover gas from the near field Goodwyn H and Tidepole fields. The project consists of a five well subsea tie-back of the Goodwyn H and Tidepole fields to the Goodwyn A platform. The Goodwyn A platform is located in 130 metres of water, approximately 130 kilometres offshore from Karratha on the northwest coast of Australia. Our share of development costs is approximately US$400 million, of which US$206 million was incurred as of 30 June 2014. First gas production is expected in CY2016. Woodside is the operator and we own a 16.67 per cent interest.

Significant evaluation activities

We perform development evaluation activities to determine the technical feasibility and commercial viability of prospective projects after exploration and appraisal. Our significant recent evaluation activities include the following:

United States

Mad Dog Phase 2

The Mad Dog Phase 2 project is in response to the successful Mad Dog South appraisal well, which confirmed significant hydrocarbons in the southern portion of the Mad Dog field. The project has been sent back to the study phase to re-evaluate the concept. Discussions are ongoing with the operator to potentially modify the development plan. BP is the operator and we hold a 23.9 per cent working interest.

Stampede (formerly known as Knotty Head)

We decided effective April 2014, to withdraw from our 20 per cent non-operated working interest in the Stampede Operating Agreement following the completion of our development planning.

Australia

Scarborough

Development planning for the large Scarborough gas field offshore Western Australia is in progress. We continue to evaluate development options. Esso is the operator of the WA-1-R lease and we hold a 50 per cent working interest. We are the operator and have a 100 per cent working interest in the adjacent Thebe discovery and the WA-346-P block.

North West Shelf Other – Greater Western Flank ‘2’

Planning continues for the development of Greater Western Flank ‘2’. Greater Western Flank ‘2’ represents the second phase of development of the core Greater Western Flank fields, behind the GWF-A development, and is located to the southwest of the existing Goodwyn A platform. Woodside is the operator and we own a 16.67 per cent share.

Exploration and appraisal

Our exploration strategy is to focus on material opportunities, at high working interest, with a bias for liquids and operatorship. While the majority of our expenditure occurs in our two principal areas of activity, the Gulf of Mexico and Western Australia, we also have exploration activities in Trinidad and Tobago, Brazil, South Africa, South East Asia, and Onshore US.

Access

In FY2014, we gained access to acreage in Australia, Trinidad and Tobago, Brazil and the Gulf of Mexico region of the United States. In Australia, we farmed into Block 480-P in Western Australia (55 per cent working interest and operator; 12,585 square kilometres). In Trinidad and Tobago, we signed a production sharing contract on Block 23b (60 per cent working interest and operator; 2,579 square kilometres) and farmed into Blocks 23a and 14 (70 per cent working interest and operator; 3,597 square kilometres). In Brazil, we signed a contract on two blocks in the Foz do Amazonas (100 per cent working interest and operator; 3,069 square kilometres). In the Gulf of Mexico, we were awarded eight blocks (100 per cent working interest and operator; 186 square kilometres) after being the highest bidder on Lease Sale 227, held during the March 2013 quarter.

Exploration program expenditure details

In Western Australia, we drilled Bunyip-1 exploration well on Block WA-335P in February 2014 (52.5 per cent working interest and operator). The well discovered gas in the target Triassic Mungaroo section.

Also in Western Australia, we drilled several near field targets that may be tied back to our existing infrastructure. The first of these, Stybarrow East-1 (50 per cent working interest and operator) was spud in December 2013 and discovered a non-commercial quantity of hydrocarbons. A subsequent sidetrack, Stybarrow East-2, was a dry hole. Both wells were plugged and abandoned and costs were expensed. A secondary near field target, Rydal-1 (50 per cent working interest and operator) was drilled in January 2014. The well encountered non-commercial hydrocarbons and was subsequently plugged, abandoned and expensed.

In the Gulf of Mexico, following the discovery of oil in the Raptor-1 well in FY2013 (50 per cent working interest, APC operator), we participated in a sidetrack, which spud in the June 2013 quarter. The sidetrack failed to find hydrocarbons and the costs associated with both the Raptor discovery well and the subsequent sidetrack were expensed as a non-commercial discovery. In the September 2013 quarter, we drilled the Sake exploration well (60 per cent working interest and operator). The well was plugged, abandoned and the costs were expensed in September 2013.

During FY2014, our gross expenditure on exploration was US$600 million, of which US$369 million was expensed.

Exploration and appraisal wells drilled or in the process of drilling during the year:

Well	Location	Target	BHP Billiton equity	Spud date	Water depth	Total well depth	Status
Stybarrow East-1	Carnarvon Basin WA-32-L	Oil	50% (Operator)	10 December 2013	675 metres	2,533 metres	Plugged and abandoned Hydrocarbons encountered Non-commercial

Stybarrow East-2	Carnarvon Basin WA-32-L	Oil	50% (Operator)	26 December 2013	675 metres	2,670 metres	Plugged and abandoned Dry hole

Rydal-1	Carnarvon Basin WA-255P	Oil	50% (Operator)	13 January 2014	752 metres	3,268 metres	Plugged and abandoned Hydrocarbons encountered Non-commercial

Bunyip-1	Carnarvon Basin WA-335P	Gas	52.5% (Operator)	4 February 2014	1,187 metres	4,579 metres	Plugged and abandoned Hydrocarbons encountered Under evaluation

Raptor-1/ST-1	Gulf of Mexico DC535	Oil	50% (Anadarko Operator)	28 May 2013	2,490 metres	6,348 metres	Plugged and abandoned Hydrocarbons encountered Non-commercial

Sake-2	Gulf of Mexico DC726	Oil	60% (Operator)	4 August 2013	1,064 metres	5,597 metres	Plugged and abandoned Dry hole

In Trinidad and Tobago, we farmed out a 35 per cent interest in Block 5 and 6 to BG International Limited in the June 2014 quarter. We have retained 65 per cent interest and operatorship. Also in Trinidad and Tobago, we commenced acquisition of a 17,719 square kilometre 3D seismic survey in the March 2014 quarter over our seven operated deepwater blocks (Blocks 5, 6, 28, 29, 23a, 23b and 14). We expect the survey to be completed in the first half of FY2015.

In South Africa, we hold the exploration rights to Block 3B/4B, which is located off the country’s west coast. In the September 2013 quarter, we acquired Global Energy Holdings LLC’s 10 per cent interest in the block, bringing our equity in Block 3B/4B to 100 per cent. During the past year we completed the processing of the 10,075 square kilometre 3D seismic survey that was acquired in FY2013. Evaluation of this survey is ongoing.

In India, we hold interests and operate nine offshore blocks acquired during the NELP VII & VIII licensing rounds. Due to the inability to gain unencumbered access to explore and produce hydrocarbons in these blocks we have notified the government of our intent to exit and are currently awaiting government approval. We have retained our 50 per cent non-operated interest (BG operator) in one deep water block acquired during the NELP IX licensing round. All exploration expenditure to date on India has been expensed.

In Malaysia, we relinquished our interest in Block Q in the March 2014 quarter. Also in Malaysia, we are planning acquisition of a 2,940 square kilometre 3D seismic survey over Block SK-2A. The survey is expected to commence in the first half of FY2015.

Following a strategic review in the first half of FY2014, we decided to exit the Philippines. In SC55, we have formally reassigned our 60 per cent interest and operatorship back to Otto. In SC59, we have reassigned our 75 per cent interest and operatorship to the Philippines National Oil Company (PNOC).

Drilling

The number of wells in the process of drilling and/or completion as of 30 June 2014 was as follows:

	Exploratory wells		Development wells		Total
	Gross	Net (1)	Gross	Net (1)	Gross	Net (1)
Australia	–	–	5	1	5	1
United States	–	–	397	183	397	183
Other	–	–	2	1	2	1
Total	–	–	404	185	404	185

(1)	Represents our share of the gross well count.

Delivery commitments

We have delivery commitments of natural gas and LNG of approximately 2,353 billion cubic feet through 2031 (74 per cent Australia, seven per cent US and 19 per cent Other) and crude, condensate, and NGL commitments of 15.0 million barrels through 2018 (55 per cent Australia, 43 per cent United States and two per cent Other). We have sufficient proved reserves and production capacity to fulfil these delivery commitments.

Primarily as a result of our recent acquisitions and asset purchases in our Onshore US shale asset, we have obligations for contracted capacity on transportation pipelines and gathering systems for which we are the shipper. We have obligations to gather and transport 1,400 billion cubic feet of natural gas and 23 million barrels of oil in FY2015. The agreements with the gas gatherers and transporters have annual escalation clauses.

Potash

Our Potash strategy is to build a material industry position over the long term.

We hold exploration permits and mining leases, issued by the Government of Saskatchewan, covering more than 14,000 square kilometres of mineral rights in the province of Saskatchewan in Canada. We have progressively explored our permit areas over the past seven years and continue to evaluate their economic development potential. We are converting our exploration permits to long-term lease as these permits mature in order to enable further evaluation. To date, we have secured 4,400 square kilometres under long-term mining leases.

We continue to progress our Jansen Potash Project, a greenfield potash project, located approximately 140 kilometres east of Saskatoon in south-central Saskatchewan. We believe Jansen is the world’s best undeveloped potash resource and is likely to be a low-cost source of supply once fully developed. Investment in Jansen could underpin a potential fifth pillar of BHP Billiton, given the opportunity to develop a multi-decade, multi-mine basin in Saskatchewan.

On 20 August 2013, we announced an additional US$2.6 billion investment for Jansen, bringing total approved spending to US$3.8 billion. This investment is funding the excavation and lining of the Project’s production and service shafts, and the installation of essential surface infrastructure and utilities.

The level of expenditure on the Jansen Potash Project in FY2014 was US$596 million, which was lower than the annual instalment of US$800 million previously announced for FY2014. We suspended excavation of the production and service shafts in the December 2013 quarter to enable a thorough review of activities completed and to ensure all learnings were captured and adopted in future works. Shaft excavation resumed in the March 2014 quarter and progressed in a staggered manner to mitigate risk and optimise their development. As at 30 June 2014, the pre-development phase was 30 per cent complete.

During FY2014, we allowed our exclusivity for Terminal 5 at the Port of Vancouver to lapse. We are currently assessing a range of options to meet our port requirements.

With our investment premised on the attractive longer-term market fundamentals for potash, we will continue to modulate the pace of development as we seek to time our entrance to meet market demand. The introduction of one or more minority partners, consistent with our approach for certain of our other resource operations, will be considered at the appropriate time.

On the basis of our current projections and assuming Board approval, the Jansen Potash Project is likely to ramp-up to its nameplate capacity of approximately 10 Mtpa of agricultural grade potassium chloride (KCl) in the decade beyond 2020. The Government of Saskatchewan has issued a Potash Lease Special Agreement (KLSA) for our Jansen Project, which provides long-term security of tenure to allow the ongoing development and subsequent operation of Jansen for the life of the operation.

We are continuing to evaluate other areas for which we have exploration permits in the Saskatchewan potash basin, including Young, Boulder and Melville, through analysis of the extensive data collected from successive exploration programs.

In 2013, the management of the closed mine sites associated with Base Metals North America was transitioned from the Copper to the Potash Business. All locations are in care and maintenance or in various stages of closure.

2.1.2    Copper Business

Our Copper Business, headquartered in Santiago, Chile, is one of the world’s premier producers of copper, silver, lead and uranium, and is a leading producer of zinc. Our portfolio of mining operations includes the Escondida mine in Chile, the world’s largest single producer of copper, and Olympic Dam in South Australia, a major producer of copper and uranium. Our total copper production in FY2014 was 1.7 million tonnes (Mt). Our concentrate production, which represents 58 per cent of total production, results from flotation of sulphide ores mined at our Escondida and Antamina mines. Oxide ores and sulphide ores amenable to leaching are mined and processed into copper cathode, using conventional heap leaching, followed by solvent extraction and electrowinning processes at Escondida, Cerro Colorado and Spence. Copper cathode is also produced at Olympic Dam, where sulphide ores are processed through conventional flotation and the resulting concentrate is further transformed into cathodes through a smelting and refining process.

We market five primary products: copper cathodes, copper, lead and zinc concentrates and uranium oxide. We sell most of our copper cathode production to wire rod mills, brass mills and casting plants around the world under contracts with prices at premiums to the London Metal Exchange (LME) prices. We sell the majority of our uranium oxide to electricity generating utilities, principally in western Europe, North America and east Asia. Uranium is typically sold under a mix of long-term and short-term contracts. We sell most of our copper, lead and zinc concentrates to smelters located in diversified geographic markets such as China, South America, Japan, India and South Korea. Treatment charges and refining charges (collectively referred to as TCRCs) are negotiated with counterparties on a variety of tenors. Some of the ores we mine contain quantities of silver and gold, which remain in the base metal concentrates we sell and are typically subject to payment credits. We sell refined silver and gold from Olympic Dam.

Our five operating assets, which are located in South America and Australia, consist of the following:

Americas

Escondida

Our 57.5 per cent owned and operated Escondida mine is the largest producer of copper in the world. Located in the Atacama Desert in northern Chile, Escondida employs approximately 14,000 operational employees and contractors and has the capacity to move in excess of 1.3 Mt of material per day. Its two open-cut pits feed two concentrator plants, which use grinding and flotation technologies to produce copper concentrate, as well as two leaching operations (oxide and sulphide). In FY2014, our share of Escondida production was 485.7 kilotonnes (kt) of payable copper in concentrate and 177.1 kt of copper cathode. Escondida has a reserve life of 52 years.

The availability of key inputs like power and water at competitive prices is an important focus for our Copper Business. In November 2013, we awarded a long-term energy contract to a consortium consisting of Korea Southern Power Co. and Samsung Construction & Trading Corp. for the development and operation of a 517 MW combined-cycle gas-fired power plant in the town of Mejillones, Chile. The plant, which will be connected to the Northern Interconnected Grid (SING), will supply the increasing demand for electricity at our operations, and is expected to reduce our carbon footprint. Construction work commenced in 2014 with commercial operation expected in the second half of CY2016.

A contract for the supply of natural gas to the Kelar power plant has been finalised with first deliveries under the supply contract with Gas Natural Fenosa scheduled to commence in 2016, simultaneously with the commissioning and commercial operation of the plant.

To address limitations on the availability of water, we desalinate sea water and carefully manage our use and re-use of available water. The recently approved Escondida Water Supply (EWS) project, which involves the construction of a second desalination plant, will reduce our reliance on the region’s aquifers and help meet our environmental commitments. The EWS project is expected to be commissioned in 2017.

Pampa Norte

Pampa Norte consists of two operations – Spence and Cerro Colorado. Copper cathode is produced at both operations following a leaching, solvent extraction and electrowinning process.

Our wholly owned Spence copper mine is located in the Atacama Desert, 162 kilometres northeast of Antofagasta in Chile. During FY2014, Spence produced 152.8 kt of high quality copper cathode, using oxide and sulphide ore treatment through leaching, solvent extraction and electrowinning processes. Spence has a reserve life of 10 years.

Our wholly owned Cerro Colorado mine, located in the Atacama Desert, 120 kilometres east of Iquique in Chile, remains a significant producer of copper cathode, although production levels have fallen in recent years as grades have declined. Despite this, production in FY2014 reached 80.3 kt of copper cathode. Cerro Colorado has a reserve life of nine years. The extension of the existing environmental and mining licences to continue to enable Cerro Colorado to operate beyond December 2016 is currently pending approval.

Antamina

We own 33.75 per cent of Antamina, a large, low-cost copper and zinc mine in north central Peru. Our share of Antamina’s FY2014 production was 143.5 kt of copper in concentrate and 52.0 kt of zinc in concentrate. Antamina also produces molybdenum and lead/bismuth concentrate, as well as small amounts of silver in the form of by-products. Antamina has a reserve life of 13 years.

In FY2013, Antamina completed execution of an expansion project, increasing milling capacity to 130 kilotonnes per day (ktpd). In FY2014, following identification of further milling capacity upside, Antamina commenced execution of a debottlenecking project, to increase milling capacity by 12 per cent to 145 ktpd.

Australia

Cannington

Our wholly owned Cannington mine is one of the world’s largest producers of silver and lead. Located in northwest Queensland, Australia, the underground mine feeds a beneficiation processing facility that extracts silver/lead and zinc concentrates from sulphide ore. In FY2014, Cannington produced concentrates containing186.5 kt of lead, 57.9 kt of zinc and approximately 25.2 million ounces of silver. Cannington has a reserve life of nine years.

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

In FY2014, Olympic Dam produced 184.4 kt of copper cathode, 3,988 tonnes of uranium oxide, 121.3 fine kilo-ounces (koz) of refined gold and 972 koz of refined silver. Olympic Dam has a reserve life of 47 years.

Divested assets – Pinto Valley

In October 2013, we completed the sale of our Pinto Valley mining operation in the United States and the associated San Manuel Arizona Railroad Company to Capstone Mining Corp for US$653 million, after working capital adjustments.

As a consequence of the sale, and due to their location in North America, the management of 22 closed sites transferred from our Copper Business to our Potash Business. All locations are no longer actively producing and are in care and maintenance or in various stages of closure.

Information on Copper mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (refer to section 2.2.2) and reserve tables (refer to section 2.3.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Americas

Copper

Escondida
Atacama Desert, 170 km southeast of Antofagasta, Chile	Public road Copper cathode transported by privately owned rail to ports at Antofagasta and Mejillones Copper concentrate transported by Escondida-owned pipelines to its Coloso port facilities	BHP Billiton 57.5% of Minera Escondida Limitada (MEL) Rio Tinto 30% JECO Corporation consortium comprising Mitsubishi, JX Nippon Mining and Metals 10% JECO2 Ltd 2.5%	BHP Billiton	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees)	Original construction completed in 1990 Sulphide leach copper production commenced in 2006	2 open-cut pits: Escondida and Escondida Norte Escondida and Escondida Norte mineral deposits are adjacent but distinct supergene enriched porphyry copper deposits	Escondida-owned transmission lines connect to Chile’s northern power grid Electricity purchased under contracts expiring 2016 and 2029

2 concentrator plants extract copper concentrate from sulphide ore by flotation extraction process

2 solvent extraction plants produce copper cathode

Nominal capacity: 85.6 Mtpa copper concentrate (nominal milling capacity) and 330 ktpa copper cathode (nominal capacity of tank house)

Two 168 km concentrate pipelines 166 km water pipeline

Port facilities at Coloso, Antofagasta

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition

Pampa Norte Spence
Atacama Desert, 162 km northeast of Antofagasta, Chile	Public road Copper cathode transported by rail to ports at Mejillones and Antofagasta	100%	BHP Billiton	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees)	Development cost of US$1.1 billion approved in 2004 First copper produced in 2006

Open-cut

Enriched and oxidised porphyry copper deposit that presents dominantly in situ copper oxide mineralisation that overlies a near-horizontal sequence of supergene sulphide, transitional sulphide, and lower-most primary (hypogene) sulphide mineralisation

							Spence-owned transmission lines connect to Chile’s northern power grid Electricity purchased under contract	Processing and crushing facilities, separate dynamic (on-off) leach pads, solvent extraction plant, electrowinning plant Nominal capacity of tank house: 170 ktpa copper cathode
Pampa Norte Cerro Colorado
Atacama Desert, 120 km east of Iquique, Chile	Public road Copper cathode trucked to port at Iquique	100%	BHP Billiton	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees)	Commercial production commenced in 1994 Expansions in 1996 and 1998

Open-cut

Enriched and oxidised porphyry copper deposit that presents dominantly in situ copper oxide mineralisation that overlies a near-horizontal sequence of supergene sulphide, transitional sulphide, and lower-most primary (hypogene) sulphide mineralisation

							Long-term contracts with northern Chile power grid	2 primary, secondary and tertiary crushers, leaching pads, solvent extraction plant, electrowinning plant Nominal capacity of tank house: 86 ktpa copper cathode

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Copper and zinc

Antamina
Andes mountain range, 270 km north of Lima, north central Peru	Public road Copper and zinc concentrates transported by pipeline to port of Huarmey Molybdenum and lead/bismuth concentrates transported by truck	BHP Billiton 33.75% of Compañía Minera Antamina SA Glencore Xstrata 33.75% Teck 22.5% Mitsubishi 10%	Compañía Minera Antamina SA	Mining rights from Peruvian Government held indefinitely, subject to payment of annual fees and supply of information on investment and production	Commercial production commenced in 2001 Capital cost US$2.3 billion (100%)	Open-cut Zoned porphyry and skarn deposit with central copper-only ores and an outer band of copper-zinc ore zone	Long-term contracts with individual power producers	Primary crusher, concentrator, copper and zinc flotation circuits, bismuth/moly cleaning circuit Nominal milling capacity 52 Mtpa 300 km concentrate pipeline Port facilities at Huarmey
Australia

Silver, lead and zinc

Cannington
200 km southeast of Mt Isa, Queensland, Australia	Public road and Group-owned airstrip Product trucked to Yurbi, then by rail to public port	100%	BHP Billiton	Mining leases granted by Queensland Government expire in 2029	Concentrate production commenced in 1997, subsequent projects improved mill throughput and metal recovery	Underground Broken Hill-type silver-lead-zinc sulphide deposit	On-site power station operated under contract

Beneficiation plant: primary and secondary grinding circuits, pre-flotation circuits, flotation circuits, leaching circuits, concentrate filtration circuit, paste plant

Nominal milling capacity: 3.4 Mtpa

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Copper and uranium

Olympic Dam
560 km northwest of Adelaide, South Australia	Public road Copper cathode trucked to ports Uranium oxide transported by road to ports	100%	BHP Billiton	Mining lease granted by South Australian Government expires in 2036 Right of extension for 50 years (subject to remaining mine life)

Acquired in 2005 as part of WMC acquisition

Copper production began in 1988

Nominal milling capacity raised to 9 Mtpa in 1999

Optimisation project completed in 2002

New copper solvent extraction plant commissioned in 2004

						Underground Large poly-metallic deposit of iron oxide-copper-uranium-gold mineralisation	Supplied via 275 kV power line from Port Augusta, transmitted by ElectraNet

Underground automated train and trucking network feeding crushing, storage and ore hoisting facilities

2 grinding circuits

Nominal milling capacity: 10.3 Mtpa

Flash furnace produces copper anodes, then refined to produce copper cathodes (1)

(1)	Electrowon copper cathode and uranium oxide concentrate produced by leaching and solvent extracting flotation tailings.

Development projects

Americas

Escondida

The Organic Growth Project 1 (OGP1), is the replacement project for the Los Colorados concentrator with a new 152 ktpd plant. This project is in execution. We expect this project to provide additional processing capacity and allow access to high-grade ore. OGP1 was approved in February 2012 with budgeted expenditure of US$3.8 billion (US$2.2 billion BHP Billiton share). Project completion is targeted for the first half of CY2015. Work on OGP1 was 79 per cent complete at 30 June 2014.

We announced the Escondida Water Supply project (EWS) in July 2013, which consists of a new 2,500 litres per second sea water desalination facility. This project will provide an alternative water supply to Escondida, as water usage increases upon completion of the 152 ktpd OGP1 copper concentrator. Construction of the new desalination facility commenced in July 2013 and includes the development of two pipelines, four high-pressure pump stations, a reservoir at the mine site and high-voltage infrastructure to support the system. The new facility is expected to be commissioned in 2017 at a cost of US$3.4 billion (US$2.0 billion BHP Billiton share). Prior to completion of the EWS project, water supply for OGP1 will continue to be sourced from aquifers and the existing 500 litres per second desalinisation plant.

The Oxide Leach Area Project (OLAP), is also in execution phase. This project involves the creation of a new dynamic leaching pad and mineral handling system that will include several overland conveyors. The new pad is expected to maintain oxide leaching capacity at current levels following the exhaustion of the existing heap leach in CY2014. OLAP was approved in February 2012 with budgeted expenditure of US$721 million (US$414 million BHP Billiton share). A US$212 million increase in the budget of OLAP to US$933 million (US$536 million BHP Billiton share) was approved in March 2014. Work on the project was 93 per cent complete at 30 June 2014, and is expected to be completed in the second half of CY2014.

Pampa Norte

The Spence Growth Option (SGO) project, currently being studied in pre-feasibility stage, plans to exploit the hypogene sulphide resource with associated molybdenum sulphide by building a 95 ktpd concentrator at the current Spence operation. SGO would extend the mine life by 50 years following the current 2025 closure date. As the hypogene ore underlies the supergene reserves currently being exploited, the need for pre-stripping and additional mine maintenance infrastructure is minimised. The option of using existing solvent extraction and electrowinning infrastructure to recover copper by leaching low-grade chalcopyrite ores in parallel to the concentrator is also being considered. SGO would increase the overall copper production at Spence by approximately 220 kilotonnes per annum (ktpa) in the first 10 years.

Olympic Dam

A pre-feasibility study is being conducted regarding the proposed expansion of Olympic Dam. The objective of the study is to identify the full range of development path alternatives for Olympic Dam by investigating all possible mining methods and less capital-intensive designs, including new technologies.

In July 2014, we lodged an application for assessment by the Australian and South Australian Governments to construct and operate a demonstration plant on the existing mining lease at Olympic Dam. This process would enable heap leaching trials to progress to the next phase as part of our efforts to identify an alternative, less capital intensive process for extracting metals from ore mined underground. Should Government and Board approvals be granted, construction of the demonstration plant is expected to commence in the second half of CY2015. A trial period of 36 months is envisaged, commencing in late 2016.

Resolution Copper

We hold a 45 per cent interest in the Resolution Copper project in the US state of Arizona, a project which is operated by Rio Tinto (55 per cent interest). Resolution is among the top 10 largest undeveloped copper assets in the world and could eventually become the largest copper producer in North America. In FY2014, Resolution Copper completed a pre-feasibility study into a 120 ktpd underground panel cave operation and processing facility. Further opportunities to economically optimise the project and minimise any technical risks have been identified, and the project plans to study these opportunities. Additionally, a Mine Plan of Operations was submitted to the U.S. Forest Service in November 2013. Approval of the plan would allow mining to occur on lands where the Company currently holds mineral title.

Throughout FY2014, Resolution Copper continued to advance sinking of the No #10 Shaft to gain access to the orebody. Following cooling and ventilation upgrades during FY2014, No #10 Shaft is expected to reach a final depth of 2,116 metres by December 2014. Our share of project expenditure for FY2014 was US$38 million.

Exploration activities

Our greenfield copper exploration activities during FY2014 were focused on advancing targets within Chile and Peru. Greenfield activities include opportunity identification, application for and acquisition of mineral title, early reconnaissance operations and drilling programs.

2.1.3    Iron Ore Business

Our Iron Ore Business is one of the leading iron ore producers in the world. We sell lump and fines products produced in Australia and pellets from our operations in Brazil.

Our two assets consist of the following:

Western Australia Iron Ore

Operations at Western Australia Iron Ore (WAIO) involve an integrated system of mines and more than 1,000 kilometres of rail infrastructure and port facilities in the Pilbara region of northern Western Australia, with our headquarters located in Perth. Our focus is to safely maximise output through operating our mines and utilising available infrastructure at our disposal. This includes our plan to continue to grow production following the recent completion of a number of expansion projects and ongoing debottlenecking of the supply chain to underpin potential further growth in capacity to 290 Mtpa.

We have expanded our WAIO operations in response to increasing demand for iron ore, particularly from China. Since 2001, we have completed eight expansion projects to increase our mine, rail and port capacity. Our share of FY2014 production was 193 Mt of ore, which is expected to increase in FY2015 to 211 Mtpa.

We have been transitioning to owner-operated mines since September 2011 when we acquired the HWE Mining subsidiaries from Leighton Holdings. We completed the transition to owner-operated mines with the last contractor run site, Orebody 18, finalising its transition during FY2014.

Our Pilbara reserve base is relatively concentrated, allowing us to plan our development around a series of integrated mining hubs joined to the orebodies by conveyors or spur lines. This approach enables us to maximise the value of installed infrastructure by using the same processing plant and rail infrastructure for a number of orebodies.

Lump and fines products are sold to steel mills in China, South Korea, Japan, Singapore, Hong Kong, Taiwan, Switzerland and Australia under long-term and short-term contracts. Contract prices are generally linked to market indices.

In order to establish a consistent, long-term, high-quality lump ore product with a stable grade, we recently transitioned to a blended lump product. The product is a blend of lump ores produced from the Newman, Area C and Jimblebar mining areas, known as Newman Blend lump. During FY2014, 23 per cent of our sales were lump and 77 per cent were fines.

WAIO operations

Our WAIO operations consist of four main joint ventures: Mt Newman, Yandi, Mt Goldsworthy and Jimblebar. Our interest in the joint ventures is 85 per cent with Mitsui and ITOCHU owning the remaining 15 per cent. The joint ventures are unincorporated except Jimblebar, where we diluted our interest in a subsidiary company to 85 per cent in July 2013 for which BHP Billiton received total consideration of US$1.5 billion.

The Mt Newman Joint Venture (JV) consists of a number of orebodies joined by conveyors and spur lines to a mining hub at Mt Whaleback. Ore is crushed, beneficiated (where necessary) and blended to create the Newman Blend for lump and fines. The ore is then transported to port using Mt Newman JV-owned rail facilities. The Yandi JV comprises the Yandi mine where ore is crushed and screened and then transported by rail on the Newman main line. The Mt Goldsworthy JV consists of the Area C mine in the central Pilbara and the Yarrie mine in northern Pilbara. Ore is crushed and screened at Area C and transported by rail to the hub at Mt Whaleback. Production at Yarrie was suspended on 25 February 2014, following improved productivity at our other mining operations. The Jimblebar operation was officially opened on 23 April 2014 and comprises the new Jimblebar mine located 40 kilometres east of Newman. Jimblebar delivered first production in the September 2013 quarter and produced 9 Mt during FY2014. Jimblebar is expected to deliver phase one capacity of 35 Mtpa by the end of FY2015. Production from Wheelarra, a sublease of the Jimblebar tenement, which was previously processed through Newman, was permanently connected to the Jimblebar processing hub during the period.

All ore is transported by rail on the Mt Newman JV and Mt Goldsworthy JV rail lines to our port facilities. A typical train configuration consists of two locomotives per 124 ore cars, called a rake, with two rakes per train. Each individual ore car carries approximately 128 tonnes of iron ore. Our rail operations are controlled from Perth via our integrated remote operations centre which co-locates rail control, port production control, mine dispatch control and mine fixed plant control.

Our port facilities are located on both sides of the harbour at Port Hedland. These facilities consist of Nelson Point, owned by the Mt Newman JV, and Finucane Island, owned by the Mt Goldsworthy JV. The port facilities include five ore car dumpers, three screening plants, nine stackers, five reclaimers, stock and blending yards, and eight ship loaders. Vessels depart the harbour via a dredged channel that is approximately 45 kilometres long and has a width of 300 metres.

Map of WAIO operations

Along with the other joint venture partners, we have entered into marketing agreements in the form of joint ventures with certain customers. These customer joint ventures, JW4, Wheelarra and POSMAC, involve subleases of part of WAIO’s existing mineral leases. The ore is sold to the existing joint ventures with contractual terms applying to the customers’ share. As a consequence, we are entitled to 85 per cent of production from these subleases and the customer joint ventures are not jointly controlled operations for accounting purposes.

WAIO Mineral Resources and Ore Reserves are reported for the Pilbara as a whole by ore type, to reflect our production of the Newman Blend lump product and our single logistics chain and associated management system. The reserve life of our Western Australian mines is 16 years.

Samarco

We are a 50–50 joint venture partner with Vale at the Samarco operation in Brazil. Samarco is currently comprised of a mine and two concentrators located in the state of Minas Gerais, and three pellet plants and a port located in Anchieta in the state of Espirito Santo. Three 396-kilometre pipelines connect the mine site to the pelletising facilities.

Samarco’s main product is iron ore pellets. Extraction and beneficiation of iron ore is conducted at the Germano facilities in the municipalities of Mariana and Ouro Preto. Conveyor systems are used to extract the ore and convey it from the mines. Ore beneficiation then occurs in concentrators, where crushing, milling, desliming and flotation processes produce iron concentrate. The concentrate leaves the concentrators as slurry and is pumped through the slurry pipelines from the Germano facilities to the pellet plants in Ubu, Anchieta, where the slurry is processed into pellets. The iron ore pellets are then heat treated. The pellet output is stored in a stockpile yard before being shipped out of the Samarco-owned Port of Ubu in Anchieta.

Pellets are independently marketed by Samarco and sold to steelmakers in 20 countries in the Americas, Asia, Africa, the Middle East and Europe, with prices generally linked to market indices.

In FY2014, our share of production was 11 Mt of pellets. The reserve life of Samarco is 39 years.

Information on Iron Ore mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (refer to section 2.2.2) and reserve tables (refer to section 2.3.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Iron ore

Mt Newman Joint Venture
Pilbara region, Western Australia Mt Whaleback Orebodies 18, 24, 25, 29, 30 and 35	Private road Iron ore transported by Mt Newman JV-owned rail to Port Hedland (427 km)	BHP Billiton 85% Mitsui ITOCHU Iron 10% ITOCHU Minerals and Energy of Australia 5%	BHP Billiton: Mt Whaleback Orebodies 18, 24, 25, 29, 30 and 35 Operatorship of Orebody 18 transitioned to BHP Billiton in July 2014	Mining lease under the Iron Ore (Mt Newman) Agreement Act 1964 expires in 2030 with right to successive renewals of 21 years

Production began at Mt Whaleback orebody in 1969

Production from Orebodies 18, 24, 25, 29, 30 and 35 complements production from Mt Whaleback

First ore from Newman Hub as part of RGP4 construction delivered in 2009

						Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman and Marra Mamba	From May 2014 Yarnima power station started supplying approximately two thirds of power, with a supplementary contract with Alinta Dewap Newman power station

Newman Hub: primary and secondary crushing and screening plants (nominal capacity 60 Mtpa); heavy media beneficiation plant, stockyard blending facility, single cell rotary car dumper, train-loading facility

Orebody 25: primary and secondary crushing and screening plant (nominal capacity 10 Mtpa)

Yandi Joint Venture
Pilbara region, Western Australia	Private road Iron ore transported by Mt Newman JV-owned rail to Port Hedland (316 km) Yandi JV’s railway spur links Yandi mine to Newman main line	BHP Billiton 85% Mitsui Iron Ore Corporation 7% ITOCHU Minerals and Energy of Australia 8%	BHP Billiton	Mining lease under the Iron Ore (Marillana Creek) Agreement Act 1991 expires in 2033 with one renewal right to a further 21 years	Development began in 1991 First shipment in 1992 Capacity expanded between 1994 and 2013	Open-cut Channel Iron Deposits are Cainozoic fluvial sediments	From May 2014 Yarnima power station started supplying approximately two thirds of power, with a supplementary contract with Alinta Dewap Newman power station	Three processing plants, primary crusher and overland conveyor (nominal capacity 78 Mtpa) Ore delivered to two train-loading facilities

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
JW4 Joint Venture
Pilbara region, Western Australia	Private road Iron ore on-sold to Yandi JV, then transported via rail to Finucane Island and Nelson Point shipping facilities, Port Hedland	BHP Billiton 68% ITOCHU Minerals and Energy of Australia 6.4% Mitsui Iron Ore Corporation 5.6% JFE Steel Australia 20% Sublease agreement over JW4 deposit	BHP Billiton	Sublease over part of the mining lease under the Iron Ore (Marillana Creek) Agreement Act 1991 expires in 2033 with one renewal right for a further 21 years	Operations began in April 2006 Ore currently being produced is sold to Yandi JV and blended with Yandi ore	Open-cut Channel Iron Deposits are Cainozoic fluvial sediments	From May 2014 Yarnima power station started supplying approximately two thirds of power, with a supplementary contract with Alinta Dewap Newman power station	Mine site

Jimblebar operation
Pilbara region, Western Australia	Private road	BHP Billiton 85% ITOCHU Minerals and Energy of Australia 8%, Mitsui Iron Ore Corporation 7%	BHP Billiton	Mining lease under the Iron Ore (McCamey’s Monster) Agreement Authorisation Act 1972 expires in 2030 with rights to successive renewals of 21 years

Production at Jimblebar began in March 1989

From 2004, production was transferred to Wheelarra as part of the Wheelarra sublease agreement

First ore from newly commissioned Jimblebar mine was delivered in September 2013

						Open-cut Bedded ore types classified as per host Archaean or Proterozoic banded iron formation, which are Brockman and Marra Mamba	From May 2014 Yarnima power station started supplying approximately two thirds of power, with a supplementary contract with Alinta Dewap Newman power station	Two primary and secondary crusher, ore handling plant, stockyards and supporting mining hub infrastructure (nominal capacity 55 Mtpa)

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Wheelarra Joint Venture
Pilbara region, Western Australia	Private road Rail spur line to Newman Hub closed and iron ore is now transported via conveyor to Jimblebar mine (6 km)

BHP Billiton 51%

ITOCHU Minerals and Energy of Australia 4.8% Mitsui Iron Ore Corporation 4.2% Maanshan Iron & Steel Australia 10%

Shagang Australia 10%

Hebei Iron & Steel Australia 10%

Wugang Australia 10%

Sublease agreement over Wheelarra deposit

BHP Billiton Operatorship transitioned to BHP Billiton in January 2014

Sublease agreement over the Wheelarra deposit of Jimblebar lease with ITOCHU Minerals and Energy of Australia, Mitsui Iron Ore and four separate subsidiaries of Chinese steelmakers

This arrangement, entitles us to 85% of production from the Wheelarra sublease consistent with BHP Billiton ownership in Mt Newman JV

					Wheelarra JV produces iron ore from Wheelarra deposit of Jimblebar lease Ore produced is processed and blended with Jimblebar ore at Jimblebar mine and then sold to Mt Newman JV	Open-cut Bedded ore types classified as per host Archaean or Proterozoic banded iron formation, which is Brockman	From May 2014 Yarnima power station started supplying approximately two thirds of power, with a supplementary contract with Alinta Dewap Newman power station	Two primary and secondary crusher, ore handling plant, stockyards and supporting mining hub infrastructure (nominal capacity 55 Mtpa)

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
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

Operations commenced at Mt Goldsworthy in 1966 and at Shay Gap in 1973

Original Goldsworthy mine closed in 1982

Associated Shay Gap mine closed in 1993

Mining at Nimingarra mine ceased in 2007, then continued from adjacent Yarrie area

Opened Area C mine in 2003

Yarrie mine suspended operations in February 2014

						Area C, Yarrie and Nimingarra all open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman, Marra Mamba and Nimingarra	From May 2014 Yarnima power station started supplying approximately two thirds of power, with a supplementary contract with Alinta Dewap Newman power station	Ore processing plant, primary crusher and overland conveyor (nominal capacity: 50 Mtpa)

POSMAC Joint Venture
Pilbara Region, Western Australia	Private road Iron ore on-sold to Mt Goldsworthy JV, it is then transported via Mt Goldsworthy JV-owned rail and Mt Newman JV-owned rail to Port Hedland	BHP Billiton 65% ITOCHU Minerals and Energy of Australia 8%, Mitsui Iron Ore Corporation 7% POSCO 20% Sublease agreement over POSMAC deposit	BHP Billiton	Sublease over part of mineral lease held by Mt Goldsworthy JV under the Iron Ore (Mt Goldsworthy) Agreement Act 1964 with rights to successive renewals of 21 years	Operations commenced in October 2003 Iron ore currently being produced is sold to Mt Goldsworthy JV and blended with Area C ore	Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which is Marra Mamba	From May 2014 Yarnima power station started supplying approximately two thirds of power, with a supplementary contract with Alinta Dewap Newman power station	Ore processing plant, primary crusher and overland conveyor (nominal capacity: 50 Mtpa)

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Samarco
Southeast Brazil	Public road Conveyor belts transport iron ore to beneficiation plant Three slurry pipelines transport concentrate to pellet plants on coast Iron pellets exported via port facilities	BHP Billiton 50% of Samarco Mineração SA Vale 50%	Samarco	Mining concessions granted by Brazilian Government as long as Alegria complex mined according to agreed plan

Production began at Germano mine in 1977 and at Alegria complex in 1992

Second pellet plant built in 1997

Third pellet plant, second concentrator and second pipeline built in 2008

Fourth pellet plant, third concentrator and third pipeline built in 2014

						Open-cut Itabirites (metamorphic quartz-hematite rock) and friable hematite ores	Samarco holds interests in 2 hydroelectric power plants which supply 20.3% of its electricity Power supply contract with Cemig Geração e Transmissão expires in 2022	Facilities with capacity to process and pump 24 Mtpa ore concentrate and produce and ship 22.3 Mtpa pellets (100% basis)

Development projects

Western Australia Iron Ore

WAIO has been executing a number of expansion projects in recent years. These projects, approved in March 2011 for a total of US$7.4 billion (BHP Billiton share US$6.6 billion) plus pre-commitment funding of US$2.3 billion (BHP Billiton share US$2.1 billion), were designed to deliver an integrated operation with a minimum capacity of 220 Mtpa (100 per cent basis).

These projects included:

•	the Jimblebar Mine Expansion project to develop the Jimblebar mine and rail links, and procure mining equipment and rolling stock in order to deliver a capacity of 35 Mtpa. Initial production was achieved in the September 2013 quarter. The project costs as at 30 June 2014 amounted to US$3.4 billion (BHP Billiton share); final costs are expected to be delivered below the revised budget of US$3.6 billion;

•	further development of Port Hedland, including two additional berths and ship loaders, a car dumper, connecting conveyor route, and associated rail works and rolling stock. Initial production was achieved in the December 2012 quarter. The project costs as at 30 June 2014 amounted to US$1.7 billion (BHP Billiton share); final costs are expected to be delivered below the revised budget of US$1.9 billion;

•	port blending facilities and rail yards to enable ore blending and expand resource life. Initial production was achieved in the December 2013 quarter. The project costs as at 30 June 2014 amounted to US$0.9 billion (BHP Billiton share); final costs are expected to be delivered below the revised budget of US$1 billion.

Western Australia Iron Ore – Orebody 24 mine

In FY2014, WAIO completed execution of its development of the Orebody 24 mine, located approximately 10 kilometres northeast of Newman. Orebody 24 is a sustaining mine to maintain iron ore production output from the Mt Newman JV operations. The project was approved in November 2011 and included the construction of an ore crushing plant, train loadout facility, rail spur and other associated support facilities. The project was delivered at a cost of US$0.5 billion (BHP Billiton share), subject to finalisation, in the September 2014 quarter versus a budget of US$0.7 billion.

Samarco

During FY2011, Samarco shareholders approved a US$3.5 billion (US$1.75 billion BHP Billiton share) expansion project, the Fourth Pellet Plant Project (P4P), consisting of a fourth pellet plant, a new concentrator and a third slurry pipeline. The project is complete, with its first pellet production in March 2014. This has expanded Samarco’s iron ore pellet production capacity from 22.3 Mtpa to 30.5 Mtpa. The final cost of the project was US$3.2 billion (US$1.6 billion BHP Billiton share).

Exploration activities

Western Australia

WAIO has a substantial existing reserve base supported by considerable additional mineralisation all within a 250-kilometre radius of our existing infrastructure. This concentration of orebodies also gives WAIO the flexibility to add growth tonnes to existing hub infrastructure and link brownfield developments to our existing mainline rail and port facilities. The total area covered by exploration and mining tenure amounts to 6,500 square kilometres. This excludes crown leases, and general purpose and miscellaneous licences, which are used for infrastructure space and access.

The majority of deposits are located on five main lease areas held by BHP Billiton and our joint venture partners, as appropriate. Iron ore mineralised materials fall mainly within the Hamersley Ranges of the Pilbara district, with a minor component of the inventory lying within the Pilbara Craton of northwest Western Australia.

In FY2014, exploration activity was completed over multiple project areas and deposits. The total drilling carried out amounts to 492,000 metres, composed of reverse circulation drilling of 421,500 metres, diamond drilling of 52,500 metres and hydrology drilling of 18,000 metres consisting of approximately 5,300 drill holes. Total exploration expenditure amounted to US$166 million.

Guinea Iron Ore

BHP Billiton has a 41.3 per cent interest in a joint venture that holds the Nimba Mining Concession and four iron ore prospecting permits in southeast Guinea.

On 29 July 2014, BHP Billiton and ArcelorMittal signed an agreement for the acquisition by ArcelorMittal of BHP Billiton’s 43.5 per cent stake in Euronimba Limited, which holds an effective 95 per cent interest in the Mount Nimba iron ore project in Guinea. Completion of the transaction is subject to the receipt of regulatory approval and other customary closing conditions.

Liberia Iron Ore

BHP Billiton has a 100 per cent interest in a Mineral Development Agreement with the Government of Liberia. This enables the further exploration and development of our Liberian iron ore mineral leases.

2.1.4    Coal Business

Our Coal Business, headquartered in Brisbane, Australia, is the world’s largest supplier of seaborne metallurgical coal, a key input in steel production. Our Coal Business is also one of the largest suppliers of seaborne energy coal (also known as thermal or steaming coal) and a significant domestic energy coal supplier in the countries where its mines are located.

Our export metallurgical coal customers are steel producers around the world, principally in China, India, Japan and Europe. In FY2014, the majority of our metallurgical coal sales contracts were based on annual volumes, with prices largely negotiated on a monthly, index or spot basis.

We are a domestic supplier of energy coal to the electricity generation industry in Australia, South Africa and the United States. Our domestic energy sales are generally made to nearby power stations under long-term fixed price or cost plus arrangements. Export sales are delivered to power generators and industrial users principally in China, India, Japan, Europe and the Middle East, under contracts that are generally index linked or short-term fixed.

Total metallurgical coal production in FY2014 was 45.1 Mt and total energy coal production in FY2014 was 73.5 Mt.

Our assets, located in Australia, South Africa, Colombia and the United States, consist of both open-cut and underground mines. At our open-cut mines, overburden is removed after blasting, using either draglines or truck and shovel. Coal is then extracted using excavators or loaders and loaded onto trucks to be taken to stockpiles. At our underground mines, coal is extracted by either longwall or continuous miner. The coal is then transported to stockpiles on the surface by conveyor. Coal from stockpiles is then crushed, and for a number of the operations, washed and processed through the coal preparation plant. Domestic coal is then transported to the nearby customer via conveyor, truck or rail. Export coal is transported to the port via trucks or trains, and as part of this coal supply chain both single and multi-user rail and port infrastructure is used.

Our assets consist of the following:

Queensland Coal

Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) and BHP Billiton Mitsui Coal (BMC) Assets in the Bowen Basin in Central Queensland, Australia.

The Bowen Basin is well positioned to supply the seaborne market because of its high-quality metallurgical coals, which are ideally suited to efficient blast furnace operations, and its geographical proximity to Asian customers. We have access to key infrastructure in the Bowen Basin, including a modern, multi-user rail network, our own coal loading terminal at Hay Point, located near the city of Mackay. We also have contracted capacity at three other multi-user port facilities including the Port of Gladstone (RG Tanna Coal Terminal), Dalrymple Bay Coal Terminal and Abbot Point Coal Terminal.

Map of Queensland Coal

BHP Billiton Mitsubishi Alliance

BMA comprises two unincorporated joint ventures – Central Queensland Coal Associates Joint Venture (CQCA) and Gregory Joint Venture. We share 50–50 ownership with Mitsubishi Development.

BMA owns and operates open-cut and underground metallurgical coal mines in the Bowen Basin and also owns and operates the Hay Point Coal Terminal. The terminal consists of coal inloading dump stations, stacker reclaimers and two ship loaders, capable of loading 44 Mtpa of coal. The terminal is undergoing expansion to increase its capacity to 55 Mtpa through the addition of a third ship loader. This infrastructure enables us to blend products from multiple mines of BMA to optimise the value of our production and to satisfy customer requirements.

BMA operates the Goonyella Riverside, Broadmeadow, Daunia, Caval Ridge, Peak Downs, Saraji, Gregory Crinum and Blackwater mines. In May 2012, production ceased at Norwich Park mine, following a review of the mine’s viability. In October 2012, production also ceased at the Gregory open-cut mine, part of the Gregory Crinum complex. First production commenced at Caval Ridge in the June 2014 quarter.

Our share of total production in FY2014 was 29.3 Mt. Production figures for BMA include some energy coal (less than three per cent). The reserve lives of our mines range from 2.8 years at Gregory Crinum to 37 years at Saraji. The reserve life for each mine is set out in section 2.3.2.

BHP Billiton Mitsui Coal

BMC is a subsidiary company owned by BHP Billiton (80 per cent) and Mitsui and Co (20 per cent). BMC owns and operates South Walker Creek and Poitrel, both open-cut metallurgical coal mines in the Bowen Basin.

Total production in FY2014 was 8.3 Mt. The reserve lives of our mines are 15 years at Poitrel and 11 years at South Walker Creek. The reserve life for each mine is set out in section 2.3.2.

Illawarra Coal

Our wholly owned Illawarra Coal Asset owns and operates three underground coal mines – Appin, West Cliff and Dendrobium, in the Illawarra region of New South Wales, Australia. The mines supply metallurgical coal to the nearby BlueScope Port Kembla steelworks and to other domestic and export markets. The Appin mine is currently being developed to sustain Illawarra Coal’s production following the end of the mine life at West Cliff.

Coal is exported via the Port Kembla Coal Terminal, in which we own a 16.67 per cent interest. Total production in FY2014 was 7.5 Mt. Production figures for Illawarra Coal include some energy coal (approximately 20 per cent). The reserve lives of our mines range from 2.0 years at West Cliff to 25 years at Appin. The reserve life for each mine is set out in section 2.3.2.

Energy Coal South Africa

Energy Coal South Africa (known as BECSA) operates four energy coal mines – Khutala, Klipspruit, Middelburg and Wolvekrans, in the Witbank region in the province of Mpumalanga, South Africa.

BECSA is 90 per cent owned by BHP Billiton, two per cent owned by its employees through an Employee Share Ownership Plan (ESOP) and eight per cent owned by a Broad-Based Black Economic Empowerment (B-BBEE) consortium led by Pembani Group Proprietary Limited.

Production in FY2014 was 30.4 Mt. The reserve lives of our mines range from 5.8 years at Khutala to 23 years at Middelburg. The reserve life for each mine is set out in section 2.3.2.

In FY2014, approximately 55 per cent of BECSA’s sales were to Eskom, the government-owned electricity utility in South Africa. The remaining production was exported, predominantly to India and China, via the Richards Bay Coal Terminal (RBCT), in which we own a 21 per cent interest.

New Mexico Coal

We own and operate the San Juan energy coal mine located in the US state of New Mexico. The mine transports its production directly to the nearby San Juan Generating Station. The San Juan mine has a reserve life of 3.5 years, which is the life of the current customer contract. Production for FY2014 was 5.7 Mt.

We also operate the nearby Navajo mine, located on Navajo Nation land in New Mexico. Full ownership of the Navajo Coal Company transferred to the Navajo Transitional Energy Company (NTEC), an entity of the Navajo Nation, effective 30 December 2013. New Mexico Coal and NTEC have entered into a Mine Management Agreement where New Mexico Coal will continue as mine operator until 31 December 2016.

Navajo mine transports its production directly to the nearby Four Corners Power Plant. Navajo mine reduced capacity during FY2014 from 7.4 Mtpa to 5.4 Mtpa in response to reduced customer demand. Production for FY2014 was 5.1 Mt. As we retain control of the mine until full consideration is paid, production continues to be reported by the Group.

New South Wales Energy Coal

Our wholly owned New South Wales Energy Coal Asset owns and operates the Mt Arthur Coal open-cut energy coal mine in the Hunter Valley region of New South Wales, Australia. New South Wales Energy Coal produced 20 Mt in FY2014 and has a reserve life of 33 years. In FY2014, we delivered approximately seven per cent of Mt Arthur’s production to a local power station and exported the rest, predominantly to Japan and China, via the port of Newcastle.

We own a 35.5 per cent interest in the Newcastle Coal Infrastructure Group, which operates the Newcastle Third Port export coal loading facility. The facility currently has a port expansion project in execution (refer to Development projects). We also have a 1.75 per cent interest in Port Waratah Coal Services Limited, which operates two coal loading facilities at the port of Newcastle.

Cerrejón

We have a one-third interest in Cerrejón Coal Company, which owns and operates one of the world’s largest open-cut export energy coal mines, located in the La Guajira province of Colombia. Cerrejón also owns and operates integrated rail and port facilities through which the majority of production is exported to European, Middle Eastern, North and South American customers. In FY2014, our share of Cerrejón production was approximately 12.3 Mt. Cerrejón has a reserve life of 17 years.

In FY2012, Cerrejón commenced an expansion project (P40), which is ultimately expected to increase our share of production from 10.7 Mtpa to 13.3 Mtpa (refer to Development projects).

Information on Coal mining operations

The following table contains additional details of our mining operations. The tables should be read in conjunction with the production (refer to section 2.2.2) and reserves tables (refer to section 2.3.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Australia

Central Queensland Coal Associates Joint Venture
Bowen Basin, Queensland, Australia Goonyella Riverside Broadmeadow Daunia Caval Ridge Peak Downs Saraji Blackwater and Norwich Park mines	Public road Coal transported by rail to Hay Point, Gladstone, and Abbot Point ports Distances between the mines and port are between 160 km and 315 km	BHP Billiton 50% Mitsubishi Development 50%	BMA

Mining leases, including undeveloped tenements, expire between 2014 and 2043, renewable for further periods as Queensland Government legislation allows

Mining is permitted to continue under the legislation during the renewal application period

Goonyella mine commenced in 1971, merged with adjoining Riverside mine in 1989. Operates as Goonyella Riverside

Production commenced at:

Peak Downs in 1972

Saraji in 1974

Norwich Park in 1979

Blackwater in 1967

Broadmeadow (longwall operations) in 2005 Daunia in 2013 and Caval Ridge in 2014

All open-cut except Broadmeadow: longwall underground

Bituminous coal is mined from the Permian Moranbah and Rangal Coal measures

Products range from premium quality, low volatile, high vitrinite, hard coking coal to medium volatile hard coking coal, to weak coking coal, some pulverised coal injection (PCI) coal and medium ash thermal coal as a secondary product

							Queensland electricity grid under long-term contracts	On-site beneficiation processing facilities Combined nominal capacity: in excess of 61 Mtpa

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Gregory Joint Operation
Bowen Basin, Queensland, Australia Gregory and Crinum mines	Public road Coal transported by rail to Hay Point and Gladstone ports Distances between the mines and port are between 310 km and 370 km	BHP Billiton 50% Mitsubishi Development 50%	BMA

Mining leases, including undeveloped tenements, expire between 2014 and 2043, renewable for further periods as Queensland Government legislation allows

Mining is permitted to continue under the legislation during the renewal application period

					Production commenced at: Gregory in 1979 Crinum mine (longwall) in 1997 Production at Gregory open-cut mine ceased in October 2012	Gregory: open-cut Crinum: longwall underground Bituminous coal is mined from the Permian German Creek Coal measures Product is a high volatile, low ash hard coking coal	Queensland electricity grid under long-term contracts	On-site beneficiation processing facility Nominal capacity: in excess of 6 Mtpa

BHP Billiton Mitsui Coal
Bowen Basin, Queensland, Australia South Walker Creek and Poitrel mines	Public road Coal transported by rail to Hay Point and Dalrymple Bay ports Distances between the mines and port are between 135 km and 165 km	BHP Billiton 80% Mitsui and Co 20%	BMC

Mining leases, including undeveloped tenements expire between 2014 and 2031, and are renewable for further periods as Queensland Government legislation allows

Mining is permitted to continue under the legislation during the renewal application period

					South Walker Creek commenced in 1996 Poitrel commenced in 2006	Open-cut Bituminous coal is mined from the Permian Rangal Coal measures Produces a range of coking coal, PCI coal and thermal coal products with medium to high phosphorus and ash properties	Queensland electricity grid

South Walker Creek coal beneficiated on-site

Nominal capacity: in excess of 5 Mtpa

Poitrel mine has Red Mountain joint venture with adjacent Millennium Coal mine to share processing and rail loading facilities

Nominal capacity: in excess of 3 Mtpa

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Illawarra Coal
Illawarra, New South Wales, Australia Dendrobium Appin and West Cliff mines	Public road Coal transported by road or rail to BlueScope Steel’s Port Kembla steelworks or Port Kembla for export Distances between the mines and port are between 8 km and 38 km	100%	BHP Billiton	Mining leases expire between 2016 and 2033, renewable for further periods as NSW Government legislation allows	Production commenced at: Appin in 1962 (longwall operations 1969) West Cliff in 1976 and Dendrobium in 2005	Underground Bituminous coal is mined from the Permian Illawarra Coal Measures Produces premium quality hard coking coal and some thermal coal from the Wongawilli and Bulli seams	New South Wales electricity grid	2 beneficiation facilities Nominal capacity: in excess of 9 Mtpa

Mt Arthur Coal
Approximately 126 km northwest of Newcastle, New South Wales, Australia	Public road Domestic coal transported by conveyor to Bayswater Power Station Export coal transported by third party rail to Newcastle port	100%	BHP Billiton

Various mining leases and licences expire between 2010 and 2032

Renewal is being sought for expired mining leases

The original approvals permit mining and other activities to continue during renewal application

					Production commenced in 2002 Government approval permits extraction of up to 36 Mtpa of run of mine coal from underground and open-cut operations, with open-cut extraction limited to 32 Mtpa	Open-cut Produces a medium rank bituminous thermal coal (non- coking)	Local energy providers	Beneficiation facilities: coal handling, preparation, washing plants Nominal capacity: in excess of 23 Mtpa

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
South Africa

Khutala
100 km east of Johannesburg, Gauteng Province, South Africa	Public road Domestic coal transported by overland conveyor to Kendal Power Station	BHP Billiton 90% Newshelf 1129 Proprietary Limited (BEE SPV) 8% Eyami Trust Management Company (RF) Proprietary Limited (ESOP) 2%	BHP Billiton	BECSA holds a 100% share of Converted Mining Right, granted October 2011 Mining Right was amended 15 February 2013 to include Portion 16 of Zondagsvlei 9 IS	Production commenced in 1984 Open-cut operations in 1996 Commenced mining thermal/metallurgical coal for domestic market in 2003	Combination open-cut and underground Produces a medium rank bituminous thermal coal (non-coking)	Eskom (national power supplier) under long-term contracts	Underground and open-cut crushers: Nominal capacity: in excess of 12 Mtpa

Middelburg/Wolvekrans
20 km southeast of Witbank, Mpumalanga Province, South Africa	Public road Export coal transported to RBCT by third party rail (558 km) Domestic coal transported by conveyor to Duvha Power Station

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

BECSA and Tavistock are joint holders of 3 Converted Mining Rights in the previous JV ratio (84:16)

BECSA is the 100% holder of a fourth Converted Mining Right

All 4 Rights comprise the Middelburg Mine Complex (1)

The Converted Mining Rights were granted during October and December 2011 (2)

Production commenced in 1982

Middelburg Mines and Duvha Colliery became one operation in 1995

Douglas-Middelburg Optimisation project completed in July 2010

Mine was split into Middelburg and Wolvekrans during 2011

						Open-cut Produces a medium rank bituminous thermal coal, most of which can be beneficiated for the European or Asian export markets	Eskom under long-term contracts	Beneficiation facilities: tips and crushing plants, 2 export wash plants, middlings wash plant, de-stone plant Nominal capacity: in excess of 17 Mtpa

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Klipspruit
30 km west of Witbank, Mpumalanga Province, South Africa	Public road Export coal transported to RBCT by third party rail (611 km)	BHP Billiton 90% Newshelf 1129 Proprietary Limited (BEE SPV) 8% Eyami Trust Management Company (RF) Proprietary Limited (ESOP) 2% Phola Coal Plant in JV with Anglo Inyosi Coal 50%	BHP Billiton	BECSA holds a Converted Mining Right, granted on 11 October 2011	Production commenced in 2003 Expansion project completed in FY2010, includes 50% share in Phola Coal Plant	Open-cut Produces a medium rank bituminous thermal coal, most of which can be beneficiated for the export market	Eskom, under long-term contracts	Beneficiation facilities: tip and crushing plant, export wash plant Nominal capacity Phola Coal Processing Plant: in excess of 7 Mtpa

United States

San Juan
25 km west of Farmington, New Mexico, US	Public road Coal transported by truck and conveyor to San Juan Generating Station	100%	BHP Billiton	Mining leases from federal and state governments Leases viable as long as minimum production criteria achieved	Surface mine operations commenced in 1973 Development of underground mine to replace open-cut mine approved in 2000	Underground Produces a medium rank bituminous thermal coal (non-coking suitable for the domestic market only)	San Juan Generating Station	Coal sized and blended to meet contract quantities and specification Nominal capacity: 6 Mtpa

Navajo
40 km southwest of Farmington, New Mexico, US	Public road Coal transported by rail to Four Corners Power Plant	BHP Billiton 0% Navajo Transitional Energy Company 100%	BHP Billiton	Lease held by Navajo Transitional Energy Company	Production commenced in 1963 Divested FY2014 BHP Billiton continues as operator	Open-cut Produces a medium rank bituminous thermal coal (non-coking suitable for the domestic market only)	Four Corners Power Plant	Stackers and reclaimers used to size and blend coal to meet contract quantities and specification Nominal capacity: 5.4 Mtpa

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Colombia

Cerrejón
La Guajira province, Colombia	Public road Coal exported by company-owned rail to Puerto Bolivar (150 km)	BHP Billiton 33.33% Anglo American 33.33% Glencore Xstrata 33.33%	Cerrejón Coal Company	Mining leases expire in 2034	Original mine began producing in 1976 BHP Billiton interest acquired in 2000	Open-cut Produces a medium rank bituminous thermal coal (non-coking, suitable for the export market)	Local Colombian power system	Beneficiation facilities: crushing plant with capacity of 32 Mtpa and washing plant Nominal capacity: 3 Mtpa

(1)	This includes the Wolvekrans and Middelburg collieries and excludes the portion Tavistock obtained as a result of the amendment of the Douglas-Tavistock JV agreement.

(2)	The JV agreement has been amended so that upon the Department of Mineral Resources amending the Converted Mining Rights, the mining area will be divided into an area wholly owned and operated by Tavistock and an area wholly owned and operated by BECSA as the new Douglas-Middelburg mine. Applications were made in December 2008 to the Department of Mineral Resources to amend the Converted Mining Rights, but a date for execution has not yet been provided. Ministerial consent to amend the Mining Rights has been granted.

Development projects

BMA Expansions

In November 2011, we approved the development of the Caval Ridge mine project, with a revised investment of US$1.9 billion (BHP Billiton share). The Caval Ridge mine is an open-cut dragline and truck and shovel operation, with coal railed to the Hay Point Coal Terminal. First coal at the Caval Ridge mine occurred in the June 2014 quarter and the mine was 100 per cent completed at 30 June 2014.

In March 2011, we approved the expansion of the Hay Point Coal Terminal. The expansion of the terminal will deliver an additional 11 Mt of annual port capacity (100 per cent basis). Following a review of the project during FY2013, first shipment is expected in CY2015 with a revised budget of US$1.5 billion (BHP Billiton share). The project was 87 per cent complete at 30 June 2014.

Appin Area 9 Project

In June 2012, approval was given to invest US$845 million to sustain operations at Illawarra Coal by establishing a replacement mining area at Appin mine. The replacement area will have a production capacity of 3.5 Mtpa and will sustain Illawarra Coal’s production capacity at 9 Mtpa. The Appin Area 9 project was 67 per cent complete at 30 June 2014 and is expected to be operational in CY2016, whereupon it will replace production at the West Cliff mine. The project includes roadway development, new ventilation infrastructure, new and reconfigured conveyors and other mine services.

Cerrejón P40 Project

In August 2011, we announced a US$437 million (BHP Billiton share) investment in the expansion of Cerrejón, known as the P40 Project, which is expected to enable Cerrejón’s thermal coal production to increase by 8 Mtpa to approximately 40 Mtpa. The project scope includes a second berth and dual quadrant ship loader at Cerrejón’s 100 per cent owned and operated Puerto Bolivar, along with necessary mine, rail and associated supply chain infrastructure. Construction commenced in CY2011 and the project handled its first coal in the December 2013 quarter. The port expansion associated with the Cerrejón P40 project is currently being commissioned, although operational issues are expected to constrain capacity to approximately 35 Mtpa (100 per cent basis) in the medium term. At 30 June 2014, the project was 94 per cent complete.

Newcastle Port Third Phase Expansion

In August 2011, we announced a US$367 million (BHP Billiton share) investment in the third stage development of the Newcastle Coal Infrastructure Group’s coal handling facility in Newcastle. The port expansion project is expected to increase total capacity at the coal terminal from 53 Mtpa to 66 Mtpa. This is expected to increase New South Wales Energy Coal’s allocation by 4.6 Mtpa to 19.2 Mtpa. First coal on ship, being the first ship loading through the new facility, was achieved in June 2013, ahead of schedule. At 30 June 2014, the project was 86 per cent complete.

IndoMet Coal Project

IndoMet Coal comprises seven coal contracts of work (CCoWs) covering a large metallurgical coal resource in Central and East Kalimantan, Indonesia, which was discovered by BHP Billiton in the 1990s. Following an assessment of the importance of local participation in developing the project, in 2010 we sold a 25 per cent interest in the project to a subsidiary of PT Adaro Energy TBK. We retain 75 per cent of the project and hold management responsibility.

Construction works on infrastructure development for this project is ongoing with initial production from a small mine expected in CY2015.

2.1.5    Aluminium, Manganese and Nickel Business

Aluminium

Our Aluminium, Manganese and Nickel Business, headquartered in Perth, Australia, has a portfolio of assets in three stages of the aluminium value chain: mining bauxite, refining bauxite into alumina and smelting alumina into aluminium metal. We are a major producer of aluminium, with total production in FY2014 of 1.2 Mt. We also produced 5.2 Mt of alumina in FY2014.

During FY2014, we consumed 35 per cent of our alumina production in our aluminium smelters and sold the balance to third party smelters. Our alumina and aluminium customers are located mostly in western Europe and Asia. Our alumina sales are a mixture of legacy long-term contract sales at LME-linked prices and long-term contracts priced from an alumina index or spot negotiated prices. Prices for our aluminium sales are generally linked to prevailing LME and premium prices. We have a diversified customer portfolio, with demand driven by end-use consumption in transportation, packaging, construction and household items.

Our assets consist of the following operations:

Boddington/Worsley

Boddington/Worsley is an integrated bauxite mining/alumina refining operation located in Western Australia. The Boddington bauxite mine supplies bauxite ore to the Worsley alumina refinery via a 51-kilometre long conveying system. We own 86 per cent of the mine and the refinery. It is our sole integrated bauxite, mining/alumina refining asset, and one of the largest and lowest cost refineries in the world. Worsley’s Efficiency and Growth project reached nameplate capacity in FY2014, bringing the capacity of the refinery to 4.6 Mtpa (100 per cent) of alumina. Our share of Worsley’s FY2014 production was 3.9 Mt of alumina. Worsley’s export customers include our own Hillside and Mozal smelters in southern Africa. Boddington has a reserve life of 17 years.

Hillside and Bayside

Our wholly owned Hillside and Bayside smelters are located at Richards Bay in South Africa. Hillside is the largest aluminium smelter in the southern hemisphere. Hillside and Bayside imported alumina from our Worsley refinery and Alcoa during FY2014; however, the Alcoa supply was discontinued by 30 June 2014. In June 2014, Bayside completed the ramp-down of its remaining smelting capacity of 97 ktpa. The Bayside Casthouse continues to operate and began processing liquid metal transfers from Hillside in June 2014. Hillside sources power from Eskom, the South African state utility, under long-term contracts, with prices linked to the LME price of aluminium (except for Hillside Potline 3, where the price is linked to the South African and US producer price indices). The Bayside Casthouse sources power from the grid at market rates. Production in FY2014 for Hillside was 715 kt and Bayside was 89 kt.

Mozal

We own 47.1 per cent of and operate the Mozal aluminium smelter located near Maputo, Mozambique. Mozal sources power generated by Hydro Cahora Basa via Motraco, a transmission joint venture between Eskom and the national electricity utilities of Mozambique and Swaziland. Our share of Mozal’s FY2014 production was 266 kt.

Mineração Rio do Norte

We own a 14.8 per cent investment in Mineração Rio do Norte (MRN), which owns and operates a large bauxite mine, located at Porto Trombetas in the province of Pará, Brazil. MRN has a reserve life of 6.1 years.

Alumar

Alumar is an integrated alumina refinery/aluminium smelter. We own 36 per cent of the Alumar refinery and 40 per cent of the smelter. Alcoa operates both facilities. The operations, and their integrated port facility, are located at São Luís in the Maranhão province of Brazil. BHP Billiton sources the majority of the bauxite it processes at Alumar from MRN.

The Alumar smelter has currently suspended production from pot lines 2 and 3 reducing overall annual capacity to 124 ktpa, from 447 ktpa (100 per cent), due to challenging global market conditions in primary aluminium and increased costs. During FY2014, approximately 16 per cent of Alumar’s alumina production was used to feed the smelter, while the remainder was exported. Our share of Alumar’s FY2014 saleable production was 1.3 Mt of alumina and 104 kt of aluminium.

Information on Aluminium mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (refer to section 2.2.2) and reserve tables (refer to section 2.3.2).

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

Mining leases from Western Australia Government expire over the period 2014–2032, all with 21-year renewal available. Renewal process in progress for lease that expires in September 2014.

2 subleases from Alcoa of Australia

					Opened in 1983 Significantly extended in 2000	Open-cut Surficial gibbsite-rich lateritic weathering of Darling Range rocks	JV-owned power line connected to Worsley alumina refinery site	Crushing plant Nominal capacity: 19 Mtpa bauxite

Mineração Rio do Norte
Porto Trombetas, 880 km from Belém, the capital of Pará state, Brazil	Sealed road and 28 km of rail connects mine area with Porto Trombetas	BHP Billiton 14.8% Alcoa and affiliates 18.2% Vale 40% Rio Tinto Alcan 12% Votorantim 10% Hydro 5%	MRN	Mining rights granted by Brazilian Government until reserves exhausted	Production commenced in 1979 Expanded in 2003	Open-cut Lateritic weathering of nepheline syenite occurring primarily as gibbsite in a clay matrix overlain by clay sediments	On-site fuel oil generators	Crushing facilities, conveyors, wash plant Nominal capacity: 18 Mtpa washed bauxite

Information on Aluminium smelters and refineries

Smelter, refinery or processing plant	Location	Ownership	Operator	Title, leases or options	Product	Nominal production capacity	Power source
Aluminium and alumina
Hillside
Aluminium smelter	Richards Bay, 200 km north of Durban, South Africa	100%	BHP Billiton	Freehold title to property, plant, equipment Leases over harbour facilities	Standard aluminium ingots Liquid metal transferred to Bayside Casthouse	726 ktpa primary aluminium	Eskom (national power supplier) under long-term contracts Contract prices for Hillside 1 and 2 linked to LME aluminium price Prices for Hillside 3 linked to SA and US producer price indices
Bayside
Aluminium smelter	Richards Bay, 200 km north of Durban, South Africa	100%	BHP Billiton	Freehold title to property, plant, equipment	Primary aluminium, slab products	Ramp-down activities completed in June 2014, going forward only the Casthouse will operate processing liquid metal from Hillside	Power requirements reduced due to closure of Reduction plant Future power supply from grid at market rates
Mozal
Aluminium smelter	17 km from Maputo, Mozambique	BHP Billiton 47.1% of Mozal SARL Mitsubishi 25% Industrial Development Corporation of South Africa Ltd 24% Mozambique Government 3.9%	BHP Billiton	50-year government concession to use the land Renewable for 50 years	Standard aluminium ingots	561 ktpa	Motraco under long-term contract Contract price-linked to SA producer price index

Smelter, refinery or processing plant	Location	Ownership	Operator	Title, leases or options	Product	Nominal production capacity	Power source
Worsley
Alumina refinery	55 km northeast of Bunbury, Western Australia	BHP Billiton 86% Sojitz Alumina 4% Japan Alumina Associates 10% Ownership structure of operator as per Worsley JV	BHP Billiton Worsley Alumina Pty Ltd	2,480 ha refinery lease from Western Australia Government expires in 2025 21-year renewal available	Metallurgical grade alumina	4.6 Mtpa	JV-owned on-site coal power station, third party on-site gas-fired steam power generation plant, third party leased on-site multifuel co-generation steam and power generation plant
Alumar
Alumina refinery and aluminium smelter	São Luís, Maranhão, Brazil	Aluminium smelter: BHP Billiton 40% Alcoa 60% Alumina refinery: BHP Billiton 36% Alcoa and affiliates 54% Rio Tinto 10%	Alcoa operates both facilities	All property held freehold	Alumina and aluminium ingots	Refinery: 3.5 Mtpa alumina Smelter: 124 ktpa primary aluminium (Potline 1)	Electronorte (Brazilian public power generation concessionaire), under long-term contract

Development projects

There were no active aluminium development projects in FY2014.

Manganese

Our Aluminium, Manganese and Nickel Business produces a combination of manganese ores and alloys from sites in South Africa and Australia. We are the world’s largest producer of manganese ore and one of the top global producers of manganese alloy. Manganese alloy is a key input into the steelmaking process. Manganese high-grade ore is particularly valuable to alloy producers because of the value in use differential over low-grade ore. The value in use differential is the degree to which high-grade ore is proportionately more efficient than low-grade ore to process in the production of alloy.

Manganese alloy smelters are a key conduit of manganese alloy and ore into steelmaking and enable us to access markets with an optimal mix of ore and alloy, optimise production to best suit market conditions and give us technical insight into the performance of our ores in smelters.

Approximately 83 per cent of our ore production is sold directly to external customers, predominantly located in China, South Korea and India, and the remainder is used as feedstock in our alloy smelters. Manganese alloy is sold to steel mills, mainly in Europe and North America. Manganese ore and alloy are sold on short-term or spot contracts, with prices linked to published indices. Neither commodity is exchange traded, and prices are largely determined by supply and demand balances. Ore is priced per dry metric tonne unit and referenced to a benchmark ore of 44 per cent manganese grade cost insurance freight (CIF) China. Alloy is priced per tonne, typically on a delivered basis (DDP). Manganese production in FY2014 was 8,302 kt of ore and 646 kt of alloy.

We own and manage all of our manganese mining operations and alloy plants through the Manganese joint ventures with Anglo American. In South Africa, we own 60 per cent of Samancor Holdings (Pty) Ltd which via its wholly owned subsidiary, Samancor Manganese (Pty) Ltd, operates the Metalloys division. Samancor Manganese owns 74 per cent of Hotazel Manganese Mines (Pty) Ltd (HMM), which gives us an effective interest of 44.4 per cent in HMM. The remaining 26 per cent of HMM is owned under the terms of the South African B-BBEE legislation, which reflects our commitment to economic transformation in South Africa. In Australia, we own 60 per cent of Groote Eylandt Mining Company Pty Ltd (GEMCO) and we have an effective interest of 60 per cent in GEMCO’s wholly owned subsidiary, Tasmanian Electro Metallurgical Company Pty Ltd (TEMCO).

Our assets, Manganese Australia and Manganese South Africa, consist of the following:

Mines

HMM

HMM owns the Mamatwan open-cut mine and the Wessels underground mine. Mined ore is processed into a saleable product through a crushing and wet screening operation, with some ore undergoing further processing in the form of dense media separation and sintering. Approximately 25 per cent of the ore mined is beneficiated into alloy at Metalloys, with the rest being exported via road and rail through Port Elizabeth (approximately 950 kilometres) and Durban (approximately 1,100 kilometres). In FY2014, the total manganese ore production was 3,526 kt. Wessels has a reserve life of 46 years and Mamatwan has a reserve life of 18 years.

GEMCO

GEMCO is an open-cut mining operation, located 16 kilometres from our port facilities at Milner Bay, Northern Territory. These operations, consisting of crushing, screening, washing and dense media separation, combined with its high-grade ore are in relative close proximity to the Asian export markets. FY2014 production of manganese ore was 4,776 kt. GEMCO has a reserve life of 11 years.

Alloy Plants

Metalloys

The Samancor Manganese Metalloys alloy plant is one of the largest manganese alloy producers in the world. Metalloys produces high- and medium-carbon ferromanganese using ore transported by rail from HMM. Production of manganese alloy in FY2014 was 377 kt.

TEMCO

TEMCO, located in Tasmania, is a medium-sized producer of high-carbon ferromanganese, silicomanganese and sinter using ore shipped from GEMCO, primarily using hydroelectric power. Production of manganese alloy in FY2014 was 269 kt.

Information on Manganese mining operations

The following table contains additional details of our mining operations. These tables should be read in conjunction with the production (refer to section 2.2.2) and reserve tables (refer to section 2.3.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Manganese ore

Hotazel Manganese Mines (HMM)
Kalahari Basin, South Africa Mamatwan and Wessels mines

Public road

Most ore and sinter products transported by rail

Approximately 34% of ore beneficiated locally, balance exported via Port Elizabeth (approximately 950 km) and Durban (approximately 1,100 km)

		BHP Billiton 44.4% Anglo American 29.6% Ntsimbintle 9% NCAB 7% Iziko 5% HMM Education Trust 5%	BHP Billiton	Existing New Order Rights valid until 2035	Mamatwan commissioned in 1964 Wessels commissioned in 1973	Mamatwan: open-cut Wessels: underground Banded iron manganese ore type	Eskom (national power supplier) under contracts at regulated prices

Mamatwan beneficiation plant: primary, secondary and tertiary crushing with associated screening plants

Dense medium separator and sinter plant (capacity 1 Mtpa sinter) (1)

Wessels: primary and secondary crushing circuits with associated screening (1)

Groote Eylandt Mining Company (GEMCO)
Groote Eylandt, Northern Territory, Australia	Ore transported 16 km from concentrator by road train to port at Milner Bay	BHP Billiton 60% Anglo American 40%	BHP Billiton	All leases on Aboriginal land held under Aboriginal Land Rights (Northern Territory) Act 1976 Valid until 2031	Commissioned in 1965	Open-cut Sandstone claystone sedimentary manganese ore type	On-site diesel power generation	Beneficiation process: crushing, screening, washing and dense media separation Produces lump and fines products Capacity: 4.8 wet Mtpa

(1)	Capacity: Mamatwan – approximately 3.5 Mtpa of ore; Wessels – approximately 1 Mtpa of ore.

Information on Manganese smelters, refineries and processing plants

Smelter, refinery or processing plant	Location	Ownership	Operator	Title, leases or options	Product	Nominal production capacity	Power source
Manganese alloy

Metalloys
Manganese alloy plant (division of Samancor Manganese (Pty) Ltd)	Meyerton, South Africa	BHP Billiton 60% Anglo American 40%	BHP Billiton	Freehold title over property, plant and equipment	Manganese alloys including high-carbon ferromanganese, refined (medium-carbon ferromanganese) alloy	410 ktpa high-carbon ferromanganese (including hot metal) 90 ktpa medium-carbon ferromanganese	Eskom 32 MW of internal power generated from furnace off-gases

Tasmanian Electro Metallurgical Company (TEMCO)
Manganese alloy plant	Bell Bay, Tasmania, Australia	BHP Billiton 60% Anglo American 40%	BHP Billiton	Freehold title over property, plant and equipment	Ferroalloys, including high-carbon ferromanganese, silicomanganese and sinter	150 ktpa high-carbon ferromanganese 120 ktpa silicomanganese 325 ktpa sinter	Aurora Energy On-site energy recovery unit generates 11 MW for internal use

Development projects

GEMCO expansion

The US$279 million GEMCO Expansion Project (GEEP2) (US$167 million BHP Billiton share), approved in July 2011, was delivered on time and on budget in the December 2013 quarter. GEEP2 increased GEMCO’s capacity from 4.2 Mtpa to 4.8 Mtpa through the introduction of a dense media circuit by-pass facility. The expansion has also addressed key infrastructure constraints by increasing road and port capacity to 5.9 Mtpa, creating 1.1 Mtpa of additional capacity for future expansions.

Premium Concentrate (PC02)

In August 2014 a project to build a stand-alone PC02 plant at GEMCO was approved for US$139 million (BHP Billiton share US$83 million). The project is expected to complete by the December 2015 quarter and produce 0.2 Mtpa in FY2016 and ramp-up to 0.5 Mtpa in FY2017.

HMM

The central block development project at the Wessels underground mine is being progressed in two phases. The first phase of the project was commissioned in December 2013 at a cost of US$92.4 million (US$40.7 million BHP Billiton share) and comprised the construction of the ventilation shaft and development of the associated underground ventilation network.

The second phase will complete infrastructure required to expand the mine to 1.5 Mtpa and comprises the development of a run of mine infrastructure handling system for central block, the development and equipping of underground workshops, including materials handling design, procurement and installation. A feasibility study was successfully completed in FY2014 and was approved for execution in July 2014 at a cost of US$30.8 million (US$13.7 million BHP Billiton share). The project is expected to complete in the September 2016 quarter.

Nickel

Our Aluminium, Manganese and Nickel Business primarily supplies nickel products to customers in the stainless steel industry, principally in northern Asia and western Europe. Nickel is an important component of the most commonly used types of stainless steel. We also supply nickel to other markets, including the specialty alloy, foundry, chemicals and refractory material industries. We are a major producer of nickel with total production in FY2014 of 143 kt of contained nickel. We sell our nickel products at various stages including concentrate, matte and metal under a mix of long-term, medium-term and spot volume contracts, with prices linked to the LME nickel price.

Our assets, located in Australia and Colombia, consist of the following operations:

Nickel West

Our wholly owned Nickel West Asset in Western Australia consists of an integrated system of mines, concentrators, a smelter and a refinery. We mine nickel-bearing sulphide ore at our Mt Keith and Cliffs operations, located north of Kalgoorlie. Mt Keith has a reserve life of 5.9 years. Cliffs is an underground mine with a reserve life of 3.2 years. We operate concentrator plants at Mt Keith and at Leinster, which also concentrate ore from Cliffs. On 31 October 2013, production at the Nickel West Leinster Perseverance underground mine was suspended following a significant seismic event. A subsequent review of the incident determined it was unsafe to resume operations. The Rocky’s Reward open-cut mine, near Leinster, provided a temporary alternative ore supply to Nickel West, with mining operations completed in July 2014.

We also operate the Kambalda concentrator south of Kalgoorlie, where we source ore through tolling and concentrate purchase arrangements with third parties in the Kambalda region. We also have purchase agreements in place for the direct purchase of concentrate, which we re-pulp, dry and blend with other concentrate processed at Kambalda.

Ore from our Mt Keith mine is concentrated at Mt Keith and then transported by road approximately 110 kilometres to Leinster for drying. Ore from the Cliffs and Leinster mines is concentrated and dried at Leinster. Dry nickel concentrate is then transported via road and rail approximately 375 kilometres to our Kalgoorlie smelter. Concentrate from Kambalda is transported via rail approximately 60 kilometres to our Kalgoorlie smelter.

Small volumes of concentrate are sold into the external market; however, the majority of volumes are processed into nickel matte, containing approximately 65 per cent nickel. In FY2014, we exported approximately 29 per cent of our nickel matte production. The remaining nickel matte is transported, principally by rail, to our Kwinana nickel refinery, a distance of approximately 650 kilometres. The nickel matte is processed into nickel metal in the form of LME grade briquettes and nickel powder, together with a range of saleable by-products.

Nickel West production in FY2014 was 98.9 kt of contained nickel.

Cerro Matoso

Our 99.98 per cent owned Cerro Matoso Asset in Colombia combines a lateritic nickel ore deposit with a ferronickel smelter. The smelter produces high-purity, low-carbon ferronickel granules. Cerro Matoso has an estimated reserve life of 15 years. Production in FY2014 was 44.3 kt of nickel in ferronickel form.

During FY2013, Cerro Matoso successfully extended its mining concessions with the Colombian Government until 2029, with a conditional extension until 2044. The agreement includes an increase in the royalty rate from 12 per cent to 13 per cent. The extension of the contract term to 2044 is conditional on Cerro Matoso increasing processing capacity by 50 per cent by 2022.

Information on Nickel mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (refer to section 2.2.2) and reserve tables (refer to section 2.3.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Nickel

Mt Keith 485 km north of Kalgoorlie, Western Australia	Private road Nickel concentrate transported by road to Leinster nickel operations for drying and on-shipping	100%	BHP Billiton	Mining leases granted by Western Australia Government Key leases expire between 2015 and 2034 Renewals at government discretion	Officially commissioned in 1995 by WMC Acquired in 2005 as part of WMC acquisition	Open-cut Disseminated textured magmatic nickel-sulphide mineralisation, associated with a metamorphosed ultramafic intrusion	On-site third party leased gas-fired turbines Contracts expire in 2024 Natural gas sourced and transported under separate long-term contracts	Concentration plant with a nominal capacity: 11 Mtpa of ore

Leinster
375 km north of Kalgoorlie, Western Australia	Public road Nickel concentrate shipped by road and rail to Kalgoorlie nickel smelter	100%	BHP Billiton	Mining leases granted by Western Australia Government Key leases expire between 2019 and 2034 Renewals at government discretion	Production commenced in 1979 Acquired in 2005 as part of WMC acquisition Perseverance underground mine ceased operations during 2013	Open-cut Steeply dipping disseminated and massive textured nickel-sulphide mineralisation, associated with metamorphosed ultramafic lava flows and intrusions	On-site third party leased gas-fired turbines Contracts expire in 2024 Natural gas sourced and transported under separate long-term contracts	Concentration plant with a nominal capacity: 3 Mtpa of ore

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Cliffs
481 km north of Kalgoorlie, Western Australia	Private road Nickel ore transported by road to Leinster nickel operations for further processing	100%	BHP Billiton	Mining leases granted by Western Australia Government Key leases expire between 2025 and 2028 Renewals at government discretion	Production commenced in 2008 Acquired in 2005 as part of WMC acquisition	Underground Steeply dipping massive textured nickel-sulphide mineralisation, associated with metamorphosed ultramafic lava flows	Supplied from Mt Keith	Mine site

Cerro Matoso
Montelibano, Córdoba, Colombia	Public road	BHP Billiton 99.98% Employees and former employees 0.02%	BHP Billiton	New terms agreed effective 1 October 2012 until 2029 with conditional extension to 2044 if ore processing capacity is increased 50% by 2022	Mining commenced in 1980 Nickel production started in 1982 Ownership increased to 53% in 1989 and to 99.94% in 2007 Expansion project to double installed capacity completed in 2001	Open-cut Nickel-laterite mineralisation formed from residual weathering of ophiolitic peridotite

National electricity grid under contracts expiring in December 2014

New supply contract agreed for 2016 to 2018

Renewal process for 2015 in progress

Domestic natural gas for drier and kiln operation supplied by owned pipeline

Gas supply contracts expiring December 2021

Ferronickel smelter and refinery integrated with the mine

Beneficiation plant: primary and secondary crusher

Nominal capacity: 50 ktpa of nickel in ferronickel form

Actual production depends on nickel grade from the mine

Information on Nickel smelters, refineries and processing plants

Smelter, refinery or processing plant	Location	Ownership	Operator	Title, leases or options	Product	Nominal production capacity	Power source
Nickel

Kambalda
Nickel concentrator	56 km south of Kalgoorlie, Western Australia	100%	BHP Billiton	Mineral leases granted by Western Australia Government Key leases expire in 2028 Renewals at government discretion	Concentrate containing approximately 14% nickel	1.6 Mtpa ore Ore sourced through tolling and concentrate purchase arrangements with third parties in Kambalda region	On-site third party leased gas-fired turbines supplemented by access to grid power Contracts expire in January 2024 Natural gas sourced and transported under separate long-term contracts

Kalgoorlie
Nickel smelter	Kalgoorlie, Western Australia	100%	BHP Billiton	Freehold title over the property	Matte containing approximately 65% nickel	110 ktpa nickel matte	On-site third party leased gas-fired turbines Contracts expire in January 2024 Natural gas sourced and transported under separate long-term contracts

Kwinana
Nickel refinery	30 km south of Perth, Western Australia	100%	BHP Billiton	Freehold title over the property	LME grade nickel briquettes, nickel powder Also intermediate products, including copper sulphide, cobalt-nickel-sulphide, ammonium-sulphate	70 ktpa nickel metal	Power is sourced from the local grid which is supplied under a retail contract.

Development projects

There were no active nickel development projects in FY2014.

2.1.6    Marketing

BHP Billiton’s Marketing organisation manages the Group’s revenue line and is responsible for:

•	selling the Group’s products and for purchasing all major raw materials;

•	supporting the Businesses to maximise the value of upstream resources;

•	managing the supply chain to customers;

•	achieving market clearing prices for the Group’s products;

•	developing the Group-wide view of the markets and future pricing.

Our responsibilities require an active presence in the various commodities markets, the global freight market, and in crude and gas pipeline transportation. We manage the supply chain for our products and develop strong relationships with our customers. We actively manage the levels of finished goods inventory, supply vendor payables and trade receivables, thereby ensuring we do not carry excess working capital. We also manage credit and price risk by assessing customers for creditworthiness while ensuring our sales positions are reflective of the market at the time of delivery by linking to commodity market indices.

Marketing adds value by releasing full economic value of the Group’s products through maximising unit price; minimising the costs of distribution and major traded raw materials that are consumed in the Businesses’ production processes; supporting the Businesses in optimising the value of our resources via our approach to quality and other commercial parameters; and ensuring the Group’s view of long-run markets is well informed and insightful.

Our market insight is strengthened by our proximity to our customers and the flow of information in our centralised marketing structure. We research and analyse the fundamentals of demand and supply and integrate this knowledge into long-run views of the commodity markets, enabling the Group to plan and invest optimally.

The primary hub for our marketing activities is Singapore, while our marketing of oil and gas is headquartered in Houston, United States. The two hub offices incorporate all the functions required to manage marketing and distribution from our Businesses to our customers. In addition, we have marketers located close to our customers in 14 cities across the world. This model enables centralised decision-making supported by regional liaison offices close to our customers that build long-term value-creating relationships.

The consolidation of commercial accountabilities through our centralised model enables the optimisation of our sales positions, provides greater value to distribution activities, and ensures more effective risk management, which improves our commercial capability. Marketing demonstrates leadership in the drive towards improved liquidity and transparency in the markets for many of our commodities through our investments in electronic platforms as physical sales channels, such as the development and introduction of globalORE, globalCOAL and the China Beijing International Mining Exchange. We actively focus on sustaining relationships with our customers to assure our access to market and to sell our products at market prices.

Within the Singapore hub, we have a centralised ocean freight business that manages our in-house freight requirements for the Group. The objective of the freight business is to create a competitive advantage through the procurement of safe, sustainable shipping solutions, which both maximise production throughput and minimise costs through the Group’s supply chains.

As one of the largest global shippers of bulk commodities, we are seen as a key trading partner, allowing us to select among the highest quality freight service providers and ship owners. The scope and scale of our commodity portfolio and extensive fleet of hire chartered vessels allows us to arbitrage and optimise positions to minimise freight costs. This includes flexibility in diverting tonnages between markets; maximising tonnages for both inbound and outbound journeys; and parcelling of commodities.

We are proud of our strong partnerships with our customers. We provide them with reliable supply of product at market-reflective prices. We engage in technical collaboration with many of our customers, to improve our understanding of their needs and help ensure they are able to make optimal use of our products.

2.2    Production

2.2.1    Petroleum

The table below details Petroleum’s historical net crude oil and condensate, natural gas and natural gas liquids production, primarily by geographic segment, for each of the three years ended 30 June 2014, 2013 and 2012. We have shown volumes of marketable production after deduction of applicable royalties, fuel and flare. We have included in the table average production costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	BHP Billiton Group share of production Year ended 30 June
	2014	2013	2012
Production volumes
Crude oil and condensate (’000 of barrels)
Australia	23,645	25,922	31,145
United States	53,964	38,724	30,824
Other (5)	6,452	7,866	9,232

Total crude oil and condensate	84,061	72,512	71,201

Natural gas (billion cubic feet)
Australia	287.5	276.13	249.97
United States	460.2	489.03	456.69
Other (5)	91.6	109.11	115.60

Total natural gas	839.3	874.27	822.26

Natural Gas Liquids (1) (’000 of barrels)
Australia	8,448	7,927	7,943
United States	13,620	9,575	5,744
Other (5)	18	37	398

Total NGL (1)	22,086	17,539	14,085

Total production of petroleum products (million barrels of oil equivalent) (2)
Australia	80.01	79.87	80.75
United States	144.28	129.80	112.69
Other (5)	21.74	26.09	28.90

Total production of petroleum products	246.03	235.76	222.34

Average sales price
Crude oil and condensate (US$ per barrel)
Australia	111.88	110.83	114.33
United States	97.57	102.33	106.22
Other (5)	108.13	107.46	113.26

Total crude oil and condensate	102.47	105.91	110.66

Natural gas (US$ per thousand cubic feet)
Australia	5.20	4.73	4.62
United States	4.10	3.29	2.82
Other (5)	3.92	4.42	4.13

Total natural gas	4.35	3.76	3.40

Natural Gas Liquids (US$ per barrel)
Australia	63.12	63.13	61.61
United States	30.28	30.41	45.72
Other (5)	32.00	28.61	55.06

Total NGL	42.28	45.70	54.85

Total Average production cost (US$ per barrel of oil equivalent) (3) (4)
Australia	8.18	8.23	7.95
United States	7.80	6.27	5.91
Other (5)	9.58	8.45	7.84

Total Average production cost	8.08	7.18	6.90

(1)	LPG and ethane are reported as Natural Gas Liquids (NGL).

(2)	Total barrels of oil equivalent (boe) conversion is based on the following: 6,000 scf of natural gas equals one boe.

(3)	Average production costs include direct and indirect costs relating to the production of hydrocarbons and the foreign exchange effect of translating local currency denominated costs into US dollars, but excludes ad valorem and severance taxes.

(4)	Total average production costs reported here do not include the costs to transport our produced hydrocarbons to the point of sale. Total production costs, including transportation costs, but excluding ad valorem and severance taxes, were US$11.70 per boe, US$10.85 per boe, and US$10.00 per boe for the years ended 30 June 2014, 2013 and 2012, respectively.

(5)	Other is comprised of Algeria, Pakistan, Trinidad and Tobago, and the United Kingdom.

2.2.2    Minerals

The table below details our mineral and derivative product production for all Businesses except Petroleum for the three years ended 30 June 2014, 2013 and 2012. The production numbers represent our share of production, including our proportional share of production for which income is derived from our equity accounted investments, unless otherwise stated. The Group changed its accounting policy for equity accounted investments from 1 July 2013 as set out in note 1 ‘Accounting policies’ and note 37 ‘Impact of new accounting standards and change in accounting policies’ in the Financial Statements. For discussion of minerals pricing during the past three years, refer to section 1.15.1.

	BHP Billiton Group interest %	BHP Billiton Group share of production Year ended 30 June
		2014	2013	2012
Copper Business (1)
Copper
Payable metal in concentrate (’000 tonnes)
Escondida, Chile (2)	57.5	844.7	831.5	580.5
Antamina, Peru	33.75	143.5	139.7	127.0
Pinto Valley, United States (3)	100	12.5	16.6	–

Total copper concentrate		1,000.7	987.8	707.5

Copper cathode (’000 tonnes)
Escondida, Chile (2)	57.5	308.0	297.9	299.1
Pampa Norte, Chile (4)	100	233.1	232.6	263.7
Pinto Valley, United States (3)	100	0.9	4.9	5.4
Olympic Dam, Australia	100	184.4	166.2	192.6

Total copper cathode		726.4	701.6	760.8

Total copper concentrate and cathode		1,727.1	1,689.4	1,468.3

Lead
Payable metal in concentrate (’000 tonnes)
Cannington, Australia	100	186.5	213.4	239.1
Antamina, Peru	33.75	1.5	1.0	0.8

Total lead		188.0	214.4	239.9

	BHP Billiton Group interest %	BHP Billiton Group share of production Year ended 30 June
		2014	2013	2012
Zinc
Payable metal in concentrate (’000 tonnes)
Cannington, Australia	100	57.9	56.3	54.7
Antamina, Peru	33.75	52.0	71.9	57.5

Total zinc		109.9	128.2	112.2

Gold
Payable metal in concentrate (’000 ounces)
Escondida, Chile (2)	57.5	72.9	71.5	88.5
Pinto Valley, United States (3)	100	0.1	–	–
Olympic Dam, Australia (refined gold)	100	121.3	113.3	117.8

Total gold		194.3	184.8	206.3

Silver
Payable metal in concentrate (’000 ounces)
Escondida, Chile (2)	57.5	4,271	2,960	3,341
Antamina, Peru	33.75	4,359	3,952	4,272
Cannington, Australia	100	25,161	31,062	34,208
Olympic Dam, Australia (refined silver)	100	972	880	907
Pinto Valley, United States (3)	100	41	59	–

Total silver		34,804	38,913	42,728

Uranium
Payable metal in concentrate (tonnes)
Olympic Dam, Australia	100	3,988	4,066	3,853

Total uranium		3,988	4,066	3,853

Molybdenum
Payable metal in concentrate (tonnes)
Antamina, Peru	33.75	1,201	1,561	2,346

Total molybdenum		1,201	1,561	2,346

Iron Ore Business
WAIO
Production (’000 tonnes) (5)
Newman, Australia	85	56,915	44,620	39,988
Yarrie, Australia (6)	85	836	1,106	768
Area C Joint Venture, Australia	85	46,960	44,717	42,425
Yandi Joint Venture, Australia	85	68,518	60,054	53,536
Jimblebar, Australia (7)	85	8,863	–	–
Wheelarra, Australia (8)	85	10,553	8,377	11,338

Total WAIO		192,645	158,874	148,055

Samarco, Brazil	50	10,919	10,982	11,423

Total iron ore		203,564	169,856	159,478

	BHP Billiton Group interest %	BHP Billiton Group share of production Year ended 30 June
		2014	2013	2012
Coal Business
Metallurgical coal
Production (’000 tonnes) (9)
Blackwater, Australia	50	6,730	5,432	4,435
Goonyella Riverside, Australia	50	7,330	6,221	5,003
Peak Downs, Australia	50	4,909	4,545	3,534
Saraji, Australia	50	4,558	3,449	3,053
Gregory Joint Venture, Australia	50	2,965	2,523	1,411
Daunia, Australia	50	2,201	475	–
Caval Ridge, Australia (10)	50	563	–	–
Norwich Park, Australia	50	–	–	1,175

Total BMA		29,256	22,645	18,611

South Walker Creek, Australia (11)	80	5,246	4,351	4,081
Poitrel, Australia (11)	80	3,063	2,712	2,612

Total BHP Billiton Mitsui Coal		8,309	7,063	6,693

Total Queensland Coal		37,565	29,708	25,304

Illawarra Coal, Australia	100	7,513	7,942	7,926

Total metallurgical coal		45,078	37,650	33,230

Energy coal
Production (’000 tonnes)
Navajo, United States (12)	100	5,127	7,468	7,054
San Juan, United States	100	5,685	5,323	5,514

Total New Mexico Coal		10,812	12,791	12,568

Middelburg/Wolvekrans, South Africa (13)	90	13,368	14,669	14,848
Khutala, South Africa (13)	90	9,718	9,554	10,863
Klipspruit, South Africa (13)	90	7,298	7,404	7,568

Total Energy Coal South Africa		30,384	31,627	33,279

Mt Arthur Coal, Australia	100	19,964	18,010	16,757
Cerrejón, Colombia	33.3	12,332	10,017	11,663

Total energy coal		73,492	72,445	74,267

Aluminium, Manganese and Nickel Business
Alumina
Saleable production (’000 tonnes)
Worsley, Australia	86	3,916	3,675	2,917
Alumar, Brazil	36	1,262	1,205	1,235

Total alumina		5,178	4,880	4,152

Aluminium
Production (’000 tonnes)
Hillside, South Africa	100	715	665	621
Bayside, South Africa (14)	100	89	96	98
Alumar, Brazil	40	104	154	170
Mozal, Mozambique	47	266	264	264

Total aluminium		1,174	1,179	1,153

	BHP Billiton Group interest %	BHP Billiton Group share of production Year ended 30 June
		2014	2013	2012
Manganese ores
Saleable production (’000 tonnes)
Hotazel Manganese Mines, South Africa (15)	44.4	3,526	3,490	3,625
GEMCO, Australia (15)	60	4,776	5,027	4,306

Total manganese ores		8,302	8,517	7,931

Manganese alloys
Saleable production (’000 tonnes)
Metalloys, South Africa (15) (16)	60	377	374	404
TEMCO, Australia (15)	60	269	234	198

Total manganese alloys		646	608	602

Nickel
Saleable production (’000 tonnes)
Cerro Matoso, Colombia	99.9	44.3	50.8	48.9
Nickel West, Australia	100	98.9	103.3	109.0

Total nickel		143.2	154.1	157.9

Divested businesses
Diamonds
Production (’000 carats)
EKATI™, Canada	80	–	972	1,784

Total diamonds		–	972	1,784

Titanium minerals
Production (’000 tonnes)
Titanium slag
Richards Bay Minerals, South Africa	37.76	–	53	384
Rutile
Richards Bay Minerals, South Africa	37.76	–	6	38
Zircon
Richards Bay Minerals, South Africa	37.76	–	16	100

Total titanium minerals		–	75	522

(1)	Metal production is reported on the basis of payable metal.

(2)	Shown on 100 per cent basis following the application of IFRS 10 which came into effect from 1 July 2013. BHP Billiton interest in saleable production is 57.5 per cent.

(3)	On 11 October 2013 BHP Billiton completed the sale of its Pinto Valley operations.

(4)	Includes Cerro Colorado and Spence.

(5)	Iron ore production is reported on a wet tonnes basis.

(6)	Yarrie ceased production on 25 February 2014.

(7)	Shown on 100 per cent basis. BHP Billiton interest in saleable production is 85 per cent.

(8)	All production from Wheelarra is now processed via the Jimblebar processing hub.

(9)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.

(10)	Caval Ridge achieved first production in the June 2014 quarter.

(11)	Shown on 100 per cent basis. BHP Billiton interest in saleable production is 80 per cent.

(12)	BHP Billiton completed the sale of Navajo Mine on 30 December 2013. As BHP Billiton will retain control of the mine until full consideration is received, production will continue to be reported by the Group.

(13)	Shown on 100 per cent basis. BHP Billiton interest in saleable production is 90 per cent.

(14)	Aluminium smelting at Bayside ceased with the closure of the final potline in June 2014.

(15)	Shown on 100 per cent basis. BHP Billiton interest in saleable production is 60 per cent, except Hotazel Manganese Mines which is 44.4 per cent.

(16)	Production includes medium-carbon ferromanganese.

2.3    Reserves

2.3.1    Petroleum reserves

Reserves and production

BHP Billiton Petroleum proved reserves are estimated and reported according to US Securities and Exchange Commission (SEC) standards and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X. Proved oil and gas reserves are those quantities of crude oil, natural gas and natural gas liquids (NGL), which, by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs, and under existing economic conditions, operating methods, operating contracts and government regulations. Unless evidence indicates that renewal of existing operating contracts is reasonably certain, estimates of economically producible reserves reflect only the period before the contracts expire. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence within a reasonable time. Developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, and through installed extraction equipment and infrastructure operational at the time of the reserve estimate if the extraction is by means not involving a well. As specified in SEC Rule 4-10(a) of Regulation S-X, oil and gas prices are taken as the unweighted average of the corresponding first day of the month prices for the 12 months prior to the ending date of the period covered.

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

Proved reserves were estimated by reference to available well and reservoir information, including but not limited to well logs, well test data, core data, production and pressure data, geologic data, seismic data and, in some cases, to similar data from analogous, producing reservoirs. A wide range of engineering and geoscience methods, including performance analysis, well analogues and geologic studies were used to estimate high confidence proved developed and undeveloped reserves in accordance with SEC regulations. For our conventional assets, performance of producing wells was based on rate and pressure decline methods, including material balance, and was supplemented by reservoir simulation models where appropriate. In our Onshore US shale assets, performance of producing wells was based on decline and pressure normalised decline curve analysis methods. For wells that lacked sufficient production history, reserves were estimated using performance-based type curves and offset location analogues with similar geologic and reservoir characteristics. When assessing proved undeveloped locations, a combination of geologic and engineering data, and where appropriate, statistical analysis was used to support the assignment of proved undeveloped reserves. Performance data, along with log and core data, was used to delineate consistent, continuous reservoir characteristics in core areas of the development. Proved undeveloped locations were included in core areas between known data and adjacent to productive wells. Locations where a high degree of certainty could not be demonstrated using the above technologies and techniques, were not categorised as proved.

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

Reserve estimates contained in this section have been estimated with deterministic methodology, with the exception of the North West Shelf gas operation in Australia where probabilistic methodology has been utilised to estimate and aggregate reserves for the reservoirs dedicated to the gas project only. The probabilistic based portion of these reserves totals 30 MMboe (total boe conversion is based on the following: 6,000 scf of natural gas equals 1 boe) and represents approximately one per cent of our total reported proved reserves. Aggregation of proved reserves beyond the field/project level has been performed by arithmetic summation. Due to portfolio effects, aggregates of proved reserves may be conservative. The custody transfer point(s) or point(s) of sale applicable for each field or project are the reference point for reserves. The reserves replacement ratio is the reserves change during the year before production, divided by the production during the year stated as a percentage.

The Petroleum Reserves Group (PRG) is a dedicated group that provides oversight of the reserves’ assessment and reporting processes. It is independent of the various asset teams directly responsible for development and production activities. The PRG is staffed by individuals averaging more than 25 years’ experience in the oil and gas industry. The manager of the PRG, Abhijit Gadgil, is a full-time employee of BHP Billiton and is the individual responsible for overseeing and supervising the preparation of the reserve estimates and compiling the information for inclusion in this Annual Report. He has an advanced degree in engineering and more than 30 years of diversified industry experience in reservoir engineering, reserves assessment, field development and technical management and is a 30-year member of the Society of Petroleum Engineers (SPE). He has also served on the Society of Petroleum Engineers Oil and Gas Reserves Committee. Mr Gadgil has the qualifications and experience required to act as a qualified petroleum reserves evaluator under the Australian Securities Exchange (ASX) Listing Rules. The estimates of petroleum reserves are based on, and fairly represent, information and supporting documentation prepared under the supervision of Mr Gadgil and he has reviewed and agrees with the information included in section 2.3.1 of this Annual Report and has given his prior written consent for its publication. No part of the individual compensation for members of the PRG is dependent on reported reserves.

Petroleum’s reserves are estimated as of 30 June 2014. Reserve assessments for all Petroleum operations were conducted by technical staff within the operating organisation. These individuals meet the professional qualifications outlined by the Society of Petroleum Engineers, are trained in the fundamentals of SEC reserves reporting and the reserves processes and are endorsed by the PRG. Each reserve assessment is reviewed annually by the PRG to ensure technical quality, adherence to internally published Petroleum guidelines and compliance with SEC reporting requirements. Once endorsed by the PRG, all reserves receive final endorsement by senior management and the Risk and Audit Committee prior to public reporting. Our internal Group Risk Assessment and Assurance provides secondary assurance of the oil and gas reserve reporting processes through annual audits.

Production for FY2014 totalled 246 MMboe in sales, which is an increase of 10 MMboe from FY2013. There were an additional 6 MMboe in non-sales production, primarily for fuel consumed in our Petroleum operations. During FY2014, Petroleum added a total of 131 MMboe of proved oil and gas reserves. Excluding net purchases and sales of negative 14 MMboe, proved additions of 145 MMboe replaced 58 per cent of production sales and fuel through extensions, discoveries, and revisions. At 30 June 2014, approximately 47 per cent of our proved reserves were in conventional assets, while approximately 53 per cent were in unconventional assets.

New additions from extensions and discoveries totalled 368 MMboe, primarily for new development projects in the North American shale fields where areas with high liquids production and greater value are being targeted. The Eagle Ford shale area contributed 157 MMboe to these new additions, while the Haynesville and Fayetteville areas contributed 131 MMboe. Revisions were negative 222 MMboe and are primarily related to deferral of drilling and adjustments to predicted well performance in undeveloped areas of the Eagle Ford, Permian, Haynesville and Fayetteville areas. The locations of the wells where drilling has been deferred are in relatively dry gas areas and are now planned to be drilled in more than five years’ time, as a result of our refocused drilling plans, and have been reclassified out of proved undeveloped reserves. None of the current unconventional proved undeveloped reserves will be more than five years old at the time they are drilled.

Our proved additions through extensions and revisions for conventional assets excluding purchases and sales totalled 83 MMboe in FY2014. Strong production performance in Macedon and other fields, and the Pyrenees Phase III infill project allowed the addition of 42 MMboe in our Australian operated fields while the non-operated joint interest Bass Strait and North West Shelf fields added 6 MMboe. Our US Gulf of Mexico fields had additions of 16 MMboe from extensions and revisions, while 27 MMboe was added for the extended gas sales project and production performance for the Angostura project in Trinidad and Tobago. During the year, we sold our interest in the Liverpool Bay fields in the UK offshore, which reduced proved reserves by 13 MMboe.

These results are summarised in the tables below, which detail estimated oil, condensate, NGL and natural gas reserves at 30 June 2014, 30 June 2013 and 30 June 2012, with a reconciliation of the changes in each year. Reserves have been calculated using the economic interest method and represent net interest volumes after deduction of applicable royalty. Reserves of 75 MMboe are in two production and risk-sharing arrangements that involve the Group in upstream risks and rewards without transfer of ownership of the products. At 30 June 2014, approximately three per cent of the proved reserves are attributable to those arrangements.

Millions of barrels	Australia	United States	Other (b)	Total
Proved developed and undeveloped oil and condensate reserves (a)
Reserves at 30 June 2011	171.2	257.9	40.8	469.9

Improved recovery	–	33.2	–	33.2
Revisions of previous estimates	8.7	120.6	5.1	134.4
Extensions and discoveries	8.8	2.9	–	11.7
Purchase/sales of reserves	–	32.0	–	32.0
Production	(31.2)	(30.8)	(9.2)	(71.2)

Total changes	(13.6)	157.8	(4.1)	140.1

Reserves at 30 June 2012	157.6	415.7	36.6	610.0

Improved recovery	–	12.6	0.1	12.7
Revisions of previous estimates	13.7	(65.7)	1.1	(50.9)
Extensions and discoveries	0.2	137.5	0.2	137.9
Purchase/sales of reserves	–	(1.9)	–	(1.9)
Production	(25.9)	(38.7)	(7.9)	(72.5)

Total changes	(12.0)	43.8	(6.5)	25.4

Reserves at 30 June 2013	145.7	459.6	30.1	635.4

Improved recovery	–	–	–	–
Revisions of previous estimates	14.2	(50.0)	(0.4)	(36.1)
Extensions and discoveries	–	99.0	0.3	99.3
Purchase/sales of reserves	–	(0.4)	(3.5)	(3.9)
Production	(23.6)	(54.0)	(6.5)	(84.1)

Total changes	(9.4)	(5.4)	(10.0)	(24.8)

Reserves at 30 June 2014	136.2	454.2	20.1	610.5

Developed
Proved developed oil and condensate reserves
as of 30 June 2011	116.0	92.2	38.5	246.7
as of 30 June 2012	101.5	148.6	36.5	286.6
as of 30 June 2013	105.0	209.5	27.7	342.2
Developed Reserves as of 30 June 2014	96.5	237.8	14.7	349.0

Undeveloped
Proved undeveloped oil and condensate reserves
as of 30 June 2011	55.2	165.7	2.2	223.1
as of 30 June 2012	56.2	267.1	0.1	323.4
as of 30 June 2013	40.6	250.1	2.5	293.2
Undeveloped Reserves as of 30 June 2014	39.7	216.4	5.4	261.5

(a)	Small differences are due to rounding to first decimal place.

(b)	Other is comprised of Algeria, Pakistan, Trinidad and Tobago, and the United Kingdom.

Millions of barrels	Australia	United States	Other (c)	Total
Proved developed and undeveloped NGL reserves (a)
Reserves at 30 June 2011	102.9	9.6	0.7	113.2

Improved recovery	–	0.9	–	0.9
Revisions of previous estimates	0.2	49.7	(0.1)	49.9
Extensions and discoveries	–	2.1	–	2.1
Purchase/sales of reserves	–	41.9	–	41.9
Production (b)	(7.9)	(5.7)	(0.4)	(14.1)

Total changes	(7.7)	89.0	(0.5)	80.8

Reserves at 30 June 2012	95.2	98.6 (d)	0.2	194.0 (d)

Improved recovery	–	1.0	–	1.0
Revisions of previous estimates	3.5	(23.3)	–	(19.8)
Extensions and discoveries	0.1	82.2	–	82.3
Purchase/sales of reserves	–	–	–	–
Production (b)	(7.9)	(9.6)	–	(17.5)

Total changes	(4.3)	50.3	–	45.9

Reserves at 30 June 2013	90.9	148.9 (d)	0.2	239.9 (d)

Improved recovery	–	–	–	–
Revisions of previous estimates	(0.3)	(25.3)	(0.1)	(25.7)
Extensions and discoveries	–	46.9	–	46.9
Purchase/sales of reserves	–	(0.2)	–	(0.2)
Production (b)	(8.5)	(13.6)	–	(22.1)

Total changes	(8.8)	7.7	(0.1)	(1.2)

Reserves at 30 June 2014	82.1	156.6 (d)	–	238.7 (d)

Developed
Proved developed NGL reserves
as of 30 June 2011	60.3	2.6	0.7	63.6
as of 30 June 2012	53.9	22.5	0.2	76.6
as of 30 June 2013	54.7	54.1	0.2	108.9
Developed Reserves as of 30 June 2014	46.0	75.0	–	121.0

Undeveloped
Proved undeveloped NGL reserves
as of 30 June 2011	42.6	7.0	0.1	49.7
as of 30 June 2012	41.3	76.1	–	117.4
as of 30 June 2013	36.2	94.8	–	131.0
Undeveloped Reserves as of 30 June 2014	36.1	81.5	–	117.7

(a)	Small differences are due to rounding to first decimal place.

(b)	Production includes volumes consumed in operations.

(c)	Other is comprised of Algeria, Pakistan, Trinidad and Tobago, and the United Kingdom.

(d)	For 2012, 2013 and 2014, amounts include 1.7, 4.0 and 3.9 million barrels, respectively that are anticipated to be consumed in operations in the United States.

Billions of cubic feet	Australia (c)	United States	Other (d)	Total
Proved developed and undeveloped natural gas reserves (a)
Reserves at 30 June 2011	4,038.1	2,729.8	735.6	7,503.5

Improved recovery	–	3.3	–	3.3
Revisions of previous estimates	90.1	328.1	29.1	447.3
Extensions and discoveries	6.6	128.3	–	134.9
Purchase/sales of reserves	–	3,297.3	–	3,297.3
Production (b)	(276.1)	(458.4)	(122.6)	(857.2)

Total changes	(179.5)	3,298.7	(93.5)	3,025.7

Reserves at 30 June 2012	3,858.6 (e)	6,028.5 (f)	642.1 (g)	10,529.2 (h)

Improved recovery	–	3.4	–	3.4
Revisions of previous estimates	34.6	(1,159.5)	(54.9)	(1,179.8)
Extensions and discoveries	8.7	1,675.4	–	1,684.1
Purchase/sales of reserves	–	(0.5)	–	(0.5)
Production (b)	(299.3)	(491.3)	(116.3)	(906.9)

Total changes	(255.9)	27.4	(171.2)	(399.7)

Reserves at 30 June 2013	3,602.6 (e)	6,055.9 (f)	471.0 (g)	10,129.5 (h)

Improved recovery	–	–	–	–
Revisions of previous estimates	207.9	(1,174.3)	3.4	(962.9)
Extensions and discoveries	–	1,205.9	123.6	1,329.5
Purchase/sales of reserves	–	(1.5)	(58.4)	(59.9)
Production (b)	(315.2)	(462.7)	(96.9)	(874.8)

Total changes	(107.2)	(432.4)	(28.4)	(568.0)

Reserves at 30 June 2014	3,495.4 (e)	5,623.5 (f)	442.6 (g)	9,561.5 (h)

Developed
Proved developed natural gas reserves
as of 30 June 2011	1,754.0	1,122.1	719.9	3,596.0
as of 30 June 2012	1,619.0	2,742.5	634.5	4,996.0
as of 30 June 2013	2,674.4	3,094.3	471.0	6,239.7
Developed Reserves as of 30 June 2014	2,553.7	3,208.3	315.5	6,077.5

Undeveloped
Proved undeveloped natural gas reserves
as of 30 June 2011	2,284.1	1,607.7	15.7	3,907.4
as of 30 June 2012	2,239.6	3,286.0	7.6	5,533.2
as of 30 June 2013	928.2	2,961.6	–	3,889.8
Undeveloped Reserves as of 30 June 2014	941.7	2,415.2	127.1	3,484.0

(a)	Small differences are due to rounding to first decimal place.

(b)	Production includes volumes consumed by operations.

(c)	Production for Australia includes gas sold as LNG.

(d)	Other is comprised of Algeria, Pakistan, Trinidad and Tobago, and the United Kingdom.

(e)	For 2012, 2013 and 2014, amounts include 397, 387 and 360 billion cubic feet, respectively that are anticipated to be consumed in operations in Australia.

(f)	For 2012, 2013 and 2014, amounts include 104, 91 and 185 billion cubic feet, respectively that are anticipated to be consumed in operations in the United States.

(g)	For 2012, 2013 and 2014, amounts include 65, 49 and 30 billion cubic feet, respectively that are anticipated to be consumed in operations in Other areas.

(h)	For 2012, 2013 and 2014, amounts include 566, 527 and 575 billion cubic feet, respectively that are anticipated to be consumed in operations.

Millions of barrels of oil equivalent (a)	Australia	United States	Other (d)	Total
Proved developed and undeveloped oil, condensate, natural gas and NGL reserves (b)
Reserves at 30 June 2011	947.2	722.4	164.1	1,833.7

Improved recovery	–	34.7	–	34.7
Revisions of previous estimates	23.9	225.0	9.9	258.8
Extensions and discoveries	9.9	26.4	–	36.3
Purchase/sales of reserves	–	623.5	–	623.5
Production (c)	(85.1)	(113.0)	(30.1)	(228.2)

Total changes	(51.3)	796.6	(20.2)	725.2

Reserves at 30 June 2012	895.9 (e)	1,519.0 (f)	143.9 (g)	2,558.8 (h)

Improved recovery	–	14.2	–	14.2
Revisions of previous estimates	23.0	(282.3)	(8.1)	(267.3)
Extensions and discoveries	1.8	498.9	0.2	500.9
Purchase/sales of reserves	–	(2.0)	–	(2.0)
Production (c)	(83.7)	(130.2)	(27.3)	(241.2)

Total changes	(59.0)	98.7	(35.1)	4.7

Reserves at 30 June 2013	837.0 (e)	1,617.7 (f)	108.8 (g)	2,563.5 (h)

Improved recovery	–	–	–	–
Revisions of previous estimates	48.6	(271.0)	0.1	(222.4)
Extensions and discoveries	–	346.8	20.9	367.7
Purchase/sales of reserves	–	(0.9)	(13.2)	(14.1)
Production (c)	(84.6)	(144.7)	(22.6)	(251.9)

Total changes	(36.1)	(69.7)	(14.9)	(120.6)

Reserves at 30 June 2014	800.9 (e)	1,548.0 (f)	93.9 (g)	2,442.8 (h)

Developed
Proved developed oil, condensate, natural gas and NGL reserves
as of 30 June 2011	468.6	281.9	159.2	909.7
as of 30 June 2012	425.1	628.2	142.5	1,195.8
as of 30 June 2013	605.5	779.2	106.3	1,491.0
Developed Reserves as of 30 June 2014	568.1	847.6	67.3	1,483.0

Undeveloped
Proved undeveloped oil, condensate, natural gas and NGL reserves
as of 30 June 2011	478.6	440.5	4.9	924.0
as of 30 June 2012	470.8	890.8	1.4	1,363.0
as of 30 June 2013	231.5	838.5	2.5	1,072.5
Undeveloped Reserves as of 30 June 2014	232.8	700.4	26.6	959.8

(a)	Barrel oil equivalent conversion based on 6,000 scf of natural gas equals 1 boe.

(b)	Small differences are due to rounding to first decimal place.

(c)	Production includes volumes consumed by operations.

(d)	Other is comprised of Algeria, Pakistan, Trinidad and Tobago and the United Kingdom.

(e)	For 2012, 2013 and 2014, amounts include 66, 64 and 60 million barrels equivalent, respectively that are anticipated to be consumed in operations in Australia.

(f)	For 2012, 2013 and 2014, amounts include 19, 19 and 35 million barrels equivalent, respectively that are anticipated to be consumed in operations in the United States.

(g)	For 2012, 2013 and 2014, amounts include 11, 8 and 5 million barrels equivalent, respectively that are anticipated to be consumed in operations in Other areas.

(h)	For 2012, 2013 and 2014, amounts include 96, 92 and 100 million barrels equivalent, respectively that are anticipated to be consumed in operations.

Proved undeveloped reserves

At 30 June 2014, Petroleum had 960 MMboe of proved undeveloped reserves, of which 604 MMboe, or 63 per cent, resided in our North American shale fields, while 356 MMboe or 37 per cent resided primarily in our offshore conventional fields in Australia, the Gulf of Mexico and the Caribbean. Compared to the total proved undeveloped of 1,072 MMboe reported at 30 June 2013, this represents a net reduction of 112 MMboe in proved undeveloped reserves during the year. This reduction was the combined result of development activities that converted proved undeveloped reserves into proved developed, the addition of new North American shale drilling locations, as well as revisions to the proved undeveloped reserves previously reported at 30 June 2013. Our active development program successfully drilled and converted 190 MMboe from proved undeveloped reserves to proved developed reserves during the year. Development activities in our North American shale fields converted 132 MMboe of this amount, while 34 MMboe of proved undeveloped were converted into proved developed in the Atlantis field in the Gulf of Mexico, with the remaining 20 MMboe of conversions in the Pyrenees, Macedon and Minerva fields in Australia.

New additions to proved undeveloped reserves through extensions to existing proven acreage for new planned drilling locations totalled 280 MMboe. Of this amount, 218 MMboe was added in our North American Shale fields for new planned wells, which will be fully drilled within the next five years. Other extensions totalling 41 MMboe occurred in the Atlantis and Mad Dog fields in the US Gulf of Mexico, with the remaining 21 MMboe for the Angostura field Phase III expansion in Trinidad and Tobago. Offsetting these new additions were revisions which reduced proved undeveloped reserves by 203 MMboe. Virtually all of these revisions were in our North American shale fields and resulted from refocusing of our drilling program to target the most productive and highest value drilling locations. This resulted in the deferral of planned drilling for selected locations beyond our five-year plan and reclassification of the related volumes from proved undeveloped into non-proved categories. Technical adjustments reflecting observed well performance also contributed to this reduction.

Of the 960 MMboe currently classified as proved undeveloped at 30 June 2014, 210 MMboe has been reported for five or more years. All of this amount is in our offshore conventional fields that are currently producing or being actively pursued, which are scheduled to start producing within the next five years. The largest component of this is 128 MMboe in the Kipper-Tuna-Turrum project in Bass Strait, Australia. This project is expected to be on production in 2016. The Atlantis field in the Gulf of Mexico contains 39 MMboe, which is actively being drilled. The remainder resides in other Australian offshore fields that have active development plans. Our North American shale fields do not contain any proved undeveloped reserves reported for five or more years. In addition, management plans anticipate drilling all the proved undeveloped reserves in the North American shale fields in the next five years, with none of the proved undeveloped reserves being more than five years old at the time they are drilled.

During FY2014, Petroleum continued timely development of our inventory of proved undeveloped projects by converting 190 MMboe to proved developed reserves. Over the past three years, the conversion of proved undeveloped to developed has totalled 585 MMboe, averaging 195 MMboe per year. In currently producing conventional fields, the remaining proved undeveloped reserves will be developed and brought on stream in a phased manner to best optimise the use of production facilities and to meet sales commitments. During FY2014, Petroleum spent US$6.1 billion on development activities worldwide.

2.3.2    Ore Reserves

Ore Reserves are estimates of the amount of ore that can be economically and legally extracted and processed from our mining properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of Ore Reserves requires the size, shape and depth of ore bodies to be determined by analysing geological data such as drilling samples. Because the economic assumptions used to estimate reserves change from period to period and because additional geological and operational data is generated during the course of operations, estimates of reserves may change from period to period. All of the Ore Reserve figures presented are reported in 100 per cent terms and represent estimates at 30 June 2014 (unless otherwise stated). All tonnes and grade information has been rounded, hence small differences may be present in the totals. Tonnes are reported as dry metric tonnes unless otherwise stated.

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

The reported Ore Reserves contained in this Annual Report do not exceed the quantities that we estimate could be extracted economically if future prices for each commodity were equal to the average historical prices for the three years to 31 December 2013, using current operating costs. However, we do not use a bauxite, aluminium or alumina price to determine bauxite reserves. The primary criteria for determining bauxite reserves are the feed specifications required by the captive alumina refinery. In addition to these specifications a number of modifying factors are used to differentiate bauxite reserves from other mineralised material. For our Hotazel Manganese Mines, geological stratigraphic controls, cut-off grade and plant feed requirements are used to determine reserves.

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

Commodity Price	US$
Copper	3.65/lb
Gold	1,550/oz
Nickel	8.39/lb
Silver	30.07/oz
Lead	1.00/lb
Zinc	0.92/lb
Uranium	47.91/lb
Iron Ore – Fines Iron Ore – Lump	2.194/dmtu 2.361/dmtu
Metallurgical Hard Coking Coal	200.5/t
Thermal Coal Newcastle (1)	99.7/t
Thermal Coal Colombia (1)	88.4/t

(1)	Thermal coal prices reported are sourced from the McCloskey Report FOB by region. Newcastle 6000 kcal/tonne Net As Received and Colombia 11,300 British Thermal Units Gross As Received. These are comparable to realised prices used to test for impairment. The realised price for South African Coal used to test for impairment is not aligned with the McCloskey Report price and is not disclosed in this table due to contractual commercial sensitivity.

The reported reserves may differ in some respects from the reserves we report in our home jurisdictions of Australia and the UK. Those jurisdictions require the use of the Australasian Code for reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2012 (the JORC Code), which contemplates the use of reasonable investment assumptions in calculating reserve estimates.

Copper Business

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2014																			As at 30 June 2013
Commodity Deposit (1)(2)(3)(4)	Ore Type	Proven Ore Reserves					Probable Ore Reserves					Total Ore Reserves					Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserves					Reserve Life (years)
		Mt	% TCu	% SCu			Mt	% TCu	% SCu			Mt	% TCu	% SCu					Mt	% TCu	% SCu
Copper
Escondida	Oxide	92	0.88	–			53	0.67	–			145	0.80	–					145	0.81	–
	Sulphide	3,540	0.75	–			1,610	0.59	–			5,150	0.70	–			52	57.5	5,100	0.72	–			54
	Sulphide Leach	1,650	0.46	–			610	0.40	–			2,260	0.44	–					2,020	0.44	–
Cerro Colorado	Oxide	30	0.59	0.42			73	0.55	0.37			103	0.56	0.38			9.0	100	113	0.59	0.42			9
	Sulphide	33	0.65	0.13			29	0.66	0.11			62	0.65	0.12					66	0.64	0.13
Spence	Oxide	34	0.76	0.53			2.8	0.77	0.63			37	0.76	0.54			10	100	35	0.79	0.57			10
	Oxide Low Solubility	21	0.96	0.44			12	0.57	0.22			33	0.82	0.36					38	0.83	0.36
	Sulphide	121	0.96	0.12			32	0.64	0.11			153	0.90	0.12					153	0.92	0.12
	ROM	–	–	–			61	0.39	0.09			61	0.39	0.09					85	0.35	0.09
Pinto Valley (5)	Sulphide	–	–	–			–	–	–			–	–	–			–	–	67	0.39	–			4
	Low-grade Leach	–	–	–			–	–	–			–	–	–					13	0.21	–

		Mt	% Cu	kg/t U3O8	g/tAu	g/tAg	Mt	% Cu	kg/t U3O8	g/tAu	g/tAg	Mt	% Cu	kg/t U3O8	g/tAu	g/tAg			Mt	% Cu	kg/t U3O8	g/tAu	g/tAg
Copper Uranium
Olympic Dam (6)	Sulphide	129	1.97	0.59	0.72	4	389	1.82	0.56	0.72	4	518	1.86	0.57	0.72	4	47	100	619	1.76	0.57	0.74	3	56

		Mt	% Cu	% Zn	g/tAg	ppmMo	Mt	% Cu	% Zn	g/tAg	ppmMo	Mt	% Cu	% Zn	g/tAg	ppmMo			Mt	% Cu	% Zn	g/tAg	ppmMo
Copper Zinc
Antamina	Sulphide Cu only	136	1.00	0.14	9	350	277	0.98	0.17	9	290	413	0.99	0.16	9	310	13	33.75	498	0.92	0.11	9	290	14
	Sulphide Cu-Zn	53	1.12	2.02	18	90	207	0.91	1.86	14	70	260	0.95	1.89	15	74			226	0.96	2.08	15	70

		Mt	g/tAg	% Pb	% Zn		Mt	g/tAg	% Pb	% Zn		Mt	g/tAg	% Pb	% Zn				Mt	g/tAg	% Pb	% Zn
Silver Lead Zinc
Cannington	UG Sulphide	18	239	6.38	3.92		2.7	240	6.15	4.01		21	239	6.35	3.93		9.0	100	25	247	6.45	3.81		11

(1)	Cut-off grades:

Deposit	Ore Type	Ore Reserves
Escondida	Oxide	≥ 0.20%SCu
	Sulphide Leach	≥ 0.30%TCu and lower than variable cut-off grade (V_COG) of concentrator – this is a complementary process to concentrators.
	Concentrator	V_COG – mine plans optimised considering financial and technical parameters in order to maximise Net Present Value.
Cerro Colorado	Oxide & Sulphide	≥ 0.30%TCu
Spence	Oxide	≥ 0.30%TCu
	Oxide Low Solubility	≥ 0.30%TCu
	Sulphide	≥ 0.30%TCu
	ROM	≥ 0.10%TCu
Olympic Dam	Sulphide	Variable between 1.2%Cu and 1.5%Cu
Antamina	Sulphide Cu only	Net value incorporating all material revenue and cost factors and includes metallurgical recovery (see footnote 4 for averages). Mineralisation at the US$6,000/hr limit averages 0.23%Cu, 7g/tAg, 31ppmMo and 5,530t/hr mill throughput.
	Sulphide Cu-Zn	Net value incorporating all material revenue and cost factors and includes metallurgical recovery (see footnote 4 for averages). Mineralisation at the US$6,000/hr limit averages 0.11%Cu, 0.83%Zn, 12g/tAg and 5,760t/hr mill throughput.
Cannington	UG Sulphide	Net value cut-off incorporating material revenue and cost factors and includes metallurgical recovery (see footnote 4 for averages). Mineralisation at A$140/t averages 99g/tAg, 4.40%Pb and 2.82%Zn.

Antamina and Cannington: All metals used in net value calculations for the Antamina and Cannington reserves are recovered into concentrate (see footnote 4 for averages) and sold.

(2)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Ore Reserves	Probable Ore Reserves
Escondida	Oxide: 30m x 30m Sulphide: 50m x 50m Sulphide Leach: 60m x 60m	Oxide: 45m x 45m Sulphide: 90m x 90m Sulphide Leach: 115m x 115m
Cerro Colorado	70m x 70m on first kriging pass	120m x 120m on second kriging pass
Spence	Oxide: maximum 50m x 50m Sulphide: maximum 75m x 75m	Oxide and Sulphide: maximum 100m x 100m
Olympic Dam	Drilling grid of 20m to 30m	Drilling grid of 30m to 70m
Antamina	30m drill spacing	55m drill spacing
Cannington	12.5m sectional x 15m vertical	25m sectional x 25m vertical

(3)	Ore delivered to process plant.

(4)	Metallurgical recoveries for the operations were:

Deposit	Metallurgical Recovery
Escondida	Oxide: 70% Sulphide: 84% Sulphide Leach: 32%
Cerro Colorado	74% of TCu
Spence	Oxide: 73% of TCu Oxide Low Solubility: 71% of TCu Sulphide: 72% ROM: 30%
Olympic Dam	Cu 94%, U3O8 72%, Au 70%, Ag 64%
Antamina	Sulphide Cu only: Cu 93%, Zn 0%, Ag 78%, Mo 64% Sulphide Cu-Zn: Cu 79%, Zn 80%, Ag 69%, Mo 0%
Cannington	Ag 87%, Pb 86%, Zn 79%

(5)	Divestment of Pinto Valley was completed in October 2013.

(6)	Olympic Dam – The decrease in reserves was due to changes in Proven and Probable Reserves and a revised stope design process.

Iron Ore Business

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2014																						As at 30 June 2013
		Proven Ore Reserves						Probable Ore Reserves						Total Ore Reserves						Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserves						Reserve Life (years)
Commodity Deposit (3)(4)(5)(6)(7)	Ore Type	Mt	% Fe	% P	% SiO2	% Al2O3	% LOI	Mt	% Fe	% P	% SiO2	% Al2O3	% LOI	Mt	% Fe	% P	% SiO2	% Al2O3	% LOI			Mt	% Fe	% P	% SiO2	% Al2O3	% LOI
Iron Ore
WAIO (1)(2)(8)(9)	BKM	700	63.7	0.10	2.9	1.9	3.5	1,400	61.5	0.12	4.1	2.3	5.0	2,100	62.2	0.12	3.7	2.2	4.5	16	88	2,000	62.6	0.11	3.5	2.1	4.3	17
	BKM Bene	90	61.3	0.09	6.7	2.7	1.7	80	60.0	0.09	8.3	2.8	1.8	170	60.7	0.09	7.5	2.7	1.7			160	60.6	0.09	7.5	2.9	1.7
	CID	650	56.3	0.05	6.3	1.8	10.9	190	57.3	0.05	5.7	1.5	10.4	840	56.5	0.05	6.1	1.7	10.8			950	56.6	0.05	6.2	1.6	10.8
	MM	220	62.1	0.07	3.1	1.7	5.7	310	61.0	0.07	3.8	2.0	6.2	530	61.5	0.07	3.5	1.9	6.0			500	61.7	0.07	3.4	1.9	5.9
	NIM	10	59.6	0.06	10.2	1.4	2.5	20	60.0	0.05	10.1	1.0	2.1	30	59.8	0.05	10.2	1.2	2.3			20	59.9	0.06	10.0	1.2	2.3

		Mt	% Fe	% Pc				Mt	% Fe	% Pc				Mt	% Fe	% Pc						Mt	% Fe	% Pc
Samarco JV	ROM	1,800	40.1	0.05				1,100	38.8	0.05				2,900	39.6	0.05				39	50	3,000	39.7	0.05				40

(1)	Western Australia Iron Ore (WAIO) Reserves are reported on a Pilbara basis by ore type to align with our production of the Newman Blend lump product which comprises of BKM, BKM Bene and MM ore types, in addition to other lump and fines products. This also reflects our single logistics chain and associated management system and our equalisation of joint venture equity.

(2)	WAIO BHP Billiton interest is reported as Pilbara reserve tonnes weighted average across all Joint Ventures.

(3)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Ore Reserves	Probable Ore Reserves
WAIO	50m x 50m	150m x 50m
Samarco JV	Maximum 150m x 100m	Maximum 300m x 200m

(4)	WAIO metallurgical recovery was 100%, except for BKM Bene-Brockman Beneficiated Ore, where recovery was 73% (tonnage basis), Samarco JV recovery was 82% (metal basis).

(5)	The reserves grades listed refer to in situ mass percentage on a dry weight basis. WAIO tonnages represent wet tonnes based on the following moisture contents: BKM – 3%, BKM Bene – 3%, CID – 8%, MM – 4%, NIM – 3.5%. For Samarco JV, the reserve tonnages also represent wet tonnes based on a moisture content of 6.5% for ROM. Iron ore is marketed for WAIO as Lump (direct blast furnace feed) and Fines (sinter plant feed) and for Samarco JV as Fines (sinter plant feed), direct reduction and blast furnace pellets.

(6)	Cut-off grades: WAIO 50 – 58%Fe for all material types; Samarco JV Fe ≥ 22%, Pc ≤ 0.097% (phosphorous in concentrate) and PPCc ≤ 7.7% (LOI in concentrate).

(7)	Ore delivered to process plant.

(8)	The operations to support NIM ore type are currently on care and maintenance.

(9)	WAIO reserves are all located on State Agreement mining leases that guarantee the right to mine, except Callawa (NIM), which resides on a standard Western Australian mining lease. Across WAIO, State Government approvals (including environmental and heritage clearances) are required before commencing mining operations in a particular area. Included in the Ore Reserves are select areas where one or more approvals remain outstanding, but where, based on the technical investigations carried out as part of the mine planning process and company knowledge and experience of the approvals process, it is expected that such approvals will be obtained as part of the normal course of business and within the time frame required by the current mine schedule.

Coal Business

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2014																				As at 30 June 2013
Commodity Deposit (1)(2)(3)(4)(5)	Mining Method	Coal Type	Proven Coal Reserves	Probable Coal Reserves	Total Coal Reserves	Proven Marketable Coal Reserves				Probable Marketable Coal Reserves				Total Marketable Coal Reserves				Reserve Life (years)	BHP Billiton Interest %	Total Marketable Coal Reserves				Reserve Life (years)
			Mt	Mt	Mt	Mt	% Ash	% VM	% S	Mt	% Ash	% VM	% S	Mt	% Ash	% VM	% S			Mt	% Ash	% VM	% S
Metallurgical Coal
Queensland Coal
CQCA JV
Goonyella Riverside Broadmeadow	OC	Met	321	224	545	244	9.3	22.7	0.50	160	10.5	22.7	0.50	404	9.8	22.7	0.50	30	50	417	9.8	22.7	0.50	32
	UG	Met	43	160	203	35	8.0	23.0	0.52	109	9.3	23.6	0.54	144	9.0	23.4	0.54			146	7.0	24.2	0.52
Peak Downs (6)	OC	Met	492	548	1,040	296	10.6	22.3	0.60	317	10.3	21.9	0.59	613	10.5	22.1	0.60	34	50	626	10.5	22.1	0.60	34
Saraji	OC	Met	386	153	539	240	10.6	18.0	0.60	87	10.6	18.5	0.70	327	10.6	18.1	0.63	37	50	336	10.6	18.1	0.63	39
Norwich Park (7)	OC	Met	154	62	216	111	10.3	16.8	0.70	42	10.3	16.4	0.70	153	10.3	16.7	0.70	25	50	153	10.3	16.7	0.70	25
Blackwater (8)	OC	Met/Th	143	379	522	126	8.0	26.7	0.40	333	9.1	26.1	0.40	459	8.8	26.3	0.40	30	50	472	8.8	26.3	0.40	35
Daunia (9)	OC	Met	88	50	138	72	8.2	20.8	0.36	40	8.4	20.5	0.34	112	8.3	20.7	0.35	25	50	116	8.2	20.7	0.36	32
Gregory JV
Gregory Crinum (7)	OC	Met	6.6	0.3	6.9	5.4	7.0	34.8	0.60	0.2	7.0	35.3	0.60	5.6	7.0	34.8	0.60	2.8	50	5.6	7.0	34.8	0.60	3
	UG	Met	–	13	13	–	–	–	–	11	7.2	33.8	0.58	11	7.2	33.8	0.58			14	7.5	33.7	0.60
BHP Billiton Mitsui
South Walker Creek (10)	OC	Met	68	21	89	50	9.0	14.3	0.32	15	9.0	13.9	0.31	65	9.0	14.2	0.32	11	80	85	9.0	14.3	0.30	21
Poitrel-Winchester (11)	OC	Met	33	33	66	23	8.3	23.2	0.33	22	8.3	24.0	0.34	45	8.3	23.6	0.34	14	80	38	8.5	23.5	0.34	13
Illawarra Coal
Appin	UG	Met/Th	24	133	157	20	8.9	23.5	0.37	112	8.9	24.9	0.36	132	8.9	24.7	0.36	25	100	134	8.9	24.7	0.36	26
West Cliff	UG	Met/Th	5.4	0.4	5.8	3.8	8.9	20.6	0.36	0.3	8.9	20.1	0.36	4.1	8.9	20.6	0.36	2.0	100	5.8	8.9	20.7	0.36	3
Dendrobium	UG	Met/Th	21	24	45	–	–	–	–	–	–	–	–	–	–	–	–		100	–	–	–	–	10
	UG	Met	–	–	–	8.6	9.7	23.8	0.59	9.9	9.7	24.2	0.59	18	9.7	24.0	0.59	8.9		20	9.7	24.0	0.59
	UG	Th	–	–	–	5.2	23.0	–	–	6.3	23.0	–	–	12	23.0	–	–			13	23.0	–	–

(1)	Only geophysically logged, fully analysed cored holes with greater than 95% recovery were used to classify the reserves. Drill hole spacings vary between seams and geological domains and were determined in conjunction with geostatistical analyses where applicable. The range of maximum spacings was:

Deposit	Proven Coal Reserves	Probable Coal Reserves
Goonyella Riverside Broadmeadow	500m to 1,000m plus 3D seismic coverage for UG	1,000m to 2,050m
Peak Downs	500m to 1,050m	500m to 2,100m
Saraji	500m to 1,040m	900m to 2,100m
Norwich Park	500m to 1,400m	1,000m to 2,800m
Blackwater	500m	500m to 1,000m
Daunia	500m to 1,000m	1,000m to 2,000m
Gregory Crinum	850m plus 3D seismic coverage for UG	850m to 1,700m
South Walker Creek	500m to 800m	1,000m to 1,500m
Poitrel-Winchester	300m to 950m	550m to 1,850m
Appin	700m	1,500m
West Cliff	700m	1,500m
Dendrobium	700m	1,500m

(2)	Product recoveries for the operations were:

Deposit	Product Recovery
Goonyella Riverside Broadmeadow	73%
Peak Downs	Peak Downs: 62% Caval Ridge: 56%
Saraji	61%
Norwich Park	71%
Blackwater	88%
Daunia	80%
Gregory Crinum	80%
South Walker Creek	73%
Poitrel-Winchester	67%
Appin	84%
West Cliff	71%
Dendrobium	67%

(3)	Total Coal Reserves are at the moisture content when mined (4% CQCA JV, Gregory JV, BHP Billiton Mitsui; 6% Appin, West Cliff; 7% Dendrobium). Total Marketable Coal Reserves are the tonnes of coal available, at moisture content (9% CQCA JV, Gregory JV, Appin, West Cliff; 9.5% South Walker Creek; 12.0% Poitrel-Winchester; 13.5% Dendrobium Met; 7% Dendrobium Th) and air-dried qualities, for sale after the beneficiation of the Total Coal Reserves.

(4)	Cut-off criteria applied were – Goonyella Riverside, Peak Downs, Caval Ridge, Saraji, Norwich Park, Blackwater, Gregory, South Walker Creek ≥ 0.5m seam thickness; Broadmeadow ≥ 2.5m seam thickness; Daunia, Poitrel-Winchester ≥ 0.3m seam thickness; Crinum ≥ 2.0m seam thickness; Appin, West Cliff, Dendrobium ≥ 1.8m seam thickness.

(5)	Coal delivered to wash plant.

(6)	Peak Downs – The reserves for Caval Ridge are reported as part of Peak Downs.

(7)	Norwich Park and Gregory mines remain on care and maintenance.

(8)	Blackwater – The decrease in Reserve Life was due to an increased nominated production rate from 15.4Mtpa in FY2013 to 17.7Mtpa in FY2014.

(9)	Daunia – The decrease in Reserve Life was due to an increased nominated production rate from 4.5Mtpa in FY2013 to 5.5Mtpa in FY2014.

(10)	South Walker Creek – The decrease in Coal Reserves was mainly due to revised price and cost assumptions. The decrease in Reserve Life was due to the decrease in Coal Reserves and an increased nominated production rate from 5.6Mtpa in FY2013 to 7.9Mtpa in FY2014.

(11)	Poitrel-Winchester – The decrease in Reserve Life was due to an increased nominated production rate from 4.2Mtpa in FY2013 to 4.7Mtpa in FY2014.

Coal Business

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2014																							As at 30 June 2013
Commodity Deposit (1)(2)(3)(4)(5)	Mining Method	Coal Type	Proven Coal Reserves	Probable Coal Reserves	Total Coal Reserves	Proven Marketable Coal Reserves					Probable Marketable Coal Reserves					Total Marketable Coal Reserves					Reserve Life (years)	BHP Billiton Interest %	Total Marketable Coal Reserves						Reserve Life (years)
			Mt	Mt	Mt	Mt	% Ash	% VM	% S	KCal/kg CV	Mt	% Ash	% VM	% S	KCal/kg CV	Mt	% Ash	% VM	% S	KCal/kg CV			Mt	% Ash	% VM	% S	KCal/kg CV	% Total Moisture (6)
Energy Coal
New Mexico
San Juan (7)	UG	Th	21	–	21	21	17.2		0.99	5,640	–	–	–	–	–	21	17.2	–	0.99	5,640	3.5	100	25	22.7	–	0.85	5,400	8.5	4
Navajo (7)(8)	OC	Th	17	–	17	17	21.8		0.76	4,900	–	–	–	–	–	17	21.8	–	0.76	4,900	3.1	–	22	21.8	–	0.76	4,900	13.0	3
South Africa (9)
Khutala (10)	OC	Th	1.4	–	1.4	1.3	35.7	21.1	1.15	4,640	–	–	–	–	–	1.3	35.7	21.1	1.15	4,640		90	3.0	34.0	21.6	1.25	4,700	7.0
	UG	Th	36	–	36	33	33.6	20.3	0.76	4,440	–	–	–	–	–	33	33.6	20.3	0.76	4,440	5.8	90	44	34.4	20.1	0.70	4,400	7.0	7
Wolvekrans (11)	OC	Th	389	17	406	273	21.8	23.4	0.47	6,010	12	22.5	23.7	0.45	5,950	285	21.8	23.4	0.46	6,010	21	90	328	24.2	22.6	0.48	5,900	8.0	22
Middelburg (12)	OC	Th	97	–	97	80	23.2	23.0	0.47	5,890	–	–	–	–	–	80	23.2	23.0	0.47	5,890	23	90	93	24.5	22.5	0.50	5,900	8.0	24
Klipspruit (13)	OC	Th	43	–	43	36	23.0	23.3	0.82	5,800	–	–	–	–	–	36	23.0	23.3	0.82	5,800	6.0	90	47	22.9	23.3	0.61	5,800	8.7	7
Australia
Mt Arthur Coal (14)	OC	Th	560	464	1,024	445	16.6	30.7	0.57	6,420	372	16.8	29.9	0.50	6,410	817	16.7	30.3	0.54	6,410	33	100	837	16.7	30.3	0.54	6,400	8.7	40
Colombia
Cerrejón (15)	OC	Th	629	96	725	610	9.4	33.8	0.60	6,180	94	9.0	32.7	0.60	6,110	704	9.3	33.7	0.60	6,170	17	33.33	730	9.3	33.7	0.60	6,200	12.5	19

(1)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Coal Reserves	Probable Coal Reserves
San Juan	<500m (250m radius from drill hole)	500m to 1,000m (250m to 500m radius from drill hole)
Navajo	<500m (250m radius from drill hole)	500m to 1,000m (250m to 500m radius from drill hole)
Khutala	>8 boreholes per 100ha	4 to 8 boreholes per 100ha
Wolvekrans	>8 boreholes per 100ha	4 to 8 boreholes per 100ha
Middelburg	>8 boreholes per 100ha	4 to 8 boreholes per 100ha
Klipspruit	>8 boreholes per 100ha	4 to 8 boreholes per 100ha
Mt Arthur Coal	<500 m	500m to 1,000m
Cerrejón	> 6 boreholes per 100ha	2 to 6 boreholes per 100ha

(2)	Product recoveries for the operations were:

Deposit	Product Recovery
San Juan	100%
Navajo	100%
Khutala	92%
Wolvekrans	70%
Middelburg	82%
Klipspruit	84%
Mt Arthur Coal	79%
Cerrejón	97%

(3)	Cut-off criteria applied were:

Deposit	Coal Reserves
San Juan	≥ 3.0m seam thickness, ≥ 5,000KCal/kg CV
Navajo	≥ 0.6m seam thickness
Khutala	≥ 1.0m seam thickness for OC and ≥ 3.6m seam thickness for UG
Wolvekrans	≥ 1.0m seam thickness, ≥ 2,870KCal/kg CV, ≤ 45% ash, ≥ 17.9% volatile matter
Middelburg	≥ 1.0m seam thickness, ≥ 2,870KCal/kg CV, ≤ 45% ash, ≥ 17.9% volatile matter
Klipspruit	≥ 1.0m seam thickness, varying ≥ 3,580KCal/kg to ≥ 4,300KCal/kg, ≤ 45% ash
Mt Arthur Coal	≥ 0.3m mineable seam thickness, ≤ 26.5% ash, ≥ 50% product yield
Cerrejón	≥ 0.65m seam thickness

(4)	Coal delivered to wash plant, except for San Juan, Navajo and Khutala, where coal is not washed.

(5)	Total Coal Reserves are at the moisture content when mined (8.5% San Juan; 13.0% Navajo; 8.7% Mt Arthur Coal; 12.8% Cerrejón). Total Marketable Coal Reserves are the tonnes of coal available, at moisture content (8.5% San Juan; 13.0% Navajo; 9.3% Mt Arthur Coal; 14.1% Cerrejón) and air-dried qualities, for sale after the beneficiation of the Total Coal Reserves.

(6)	Total moisture is for Total Marketable Coal Reserves product.

(7)	San Juan and Navajo – Coal Reserves were reduced to align with current sales contracts.

(8)	Navajo – Divestment completed in December 2013. BHP Billiton will remain the mine manager and operator until 2016 and therefore production will continue to be reported.

(9)	Tonnages and qualities for Khutala, Wolvekrans, Middelburg and Klipspruit are reported on an air-dried basis.

(10)	Khutala – The decrease in Coal Reserves was due to revised extraction factors for underground pillars in structurally disturbed areas.

(11)	Wolvekrans – The decrease in Marketable Coal Reserves was due to a reduced yield impact as a result of increased loss and dilution in pillar mining areas.

(12)	Middelburg – The decrease in Coal Reserves was mainly due to the inclusion of a 100m bufferzone around major powerlines and the exclusion of environmentally sensitive areas.

(13)	Klipspruit – The decrease in Coal Reserves was due to a lower extraction factor. In addition, the Marketable Coal Reserves decreased due to a revised wash plant efficiency factor used to determine the product yield.

(14)	Mt Arthur Coal – The decrease in Reserve Life was due to an increased nominated production rate from 26Mtpa in FY2013 to 30.8Mtpa in FY2014.

(15)	Cerrejón – The decrease in Reserve Life was due to an increased nominated production rate from 40 Mtpa in FY2013 to 41.5 Mtpa in FY2014.

Aluminium, Manganese & Nickel Business

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2014													As at 30 June 2013
Commodity Deposit (1)(2)(3)(4)		Proven Ore Reserves			Probable Ore Reserves			Total Ore Reserves			Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserves			Reserve Life (years)
	Ore Type	Mt	% A.Al2O3	% R.SiO2	Mt	% A.Al2O3	% R.SiO2	Mt	% A.Al2O3	% R.SiO2			Mt	% A.Al2O3	% R.SiO2
Bauxite
Australia
Worsley	Laterite	274	31.0	1.6	22	30.2	1.7	295	31.0	1.6	17	86	301	30.9	1.8	17
Brazil
MRN (5)(6)	MRN Washed	79	49.3	4.6	19	49.8	4.8	98	49.4	4.6	6.1	14.8	51	50.9	4.1	3

(1)	Cut-off grades – Worsley: variable ranging from 24-29.5%A.Al2O3, ≤ 3%R.SiO2 and ≥ 1m thickness; MRN: ≥ 50%TAl2O3, ≤ 10%TSiO2, ≥ 1m thickness and ≥ 30% recovery on a weight per cent basis.

(2)	Ore delivered to process plant.

(3)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Ore Reserves	Probable Ore Reserves
Worsley	Maximum 80m	Maximum 160m
MRN	A bauxite intersection grid of 200m, plus at least 10 samples reached by search ellipsoid. Mining and metallurgical characterisation (test pit/bulk sample), plus a reliable suite of chemical and size distribution data	Those areas with a bauxite intersection grid spacing of less than 400m and/or a 400m spaced grid with a 200m offset fill in, plus a minimum of 7 samples reached by search ellipsoid, plus a reliable suite of chemical and size distribution data

(4)	Metallurgical recoveries for the operations were:

Deposit	Estimated Metallurgical Recovery of A.Al2O3
Worsley (Worsley Refinery)	91%
MRN (Alumar Refinery)	92%

(5)	MRN – Washed tonnes and grade represent expected product based on forecast beneficiated yield.

(6)	MRN – The reserves are located on mining leases that provide MRN the right to mine. Current mining areas have environmental approval to operate. The increase in reserves was due to the approval of mining permits for additional plateaus.

Aluminium, Manganese & Nickel Business

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2014													As at 30 June 2013
Commodity Deposit (1)(2)(3)(4)	Ore Type	Proven Ore Reserves			Probable Ore Reserves			Total Ore Reserves			Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserves			Reserve Life (years)
		Mt	% Mn	% Yield	Mt	% Mn	% Yield	Mt	% Mn	% Yield			Mt	% Mn	% Yield
Manganese
Australia
GEMCO (5)	ROM	78	45.0	58	16	42.6	57	94	44.6	58	11	60	101	44.7	59	12

South Africa (6)		Mt	% Mn	% Fe	Mt	% Mn	% Fe	Mt	% Mn	% Fe			Mt	% Mn	% Fe
Wessels	Lower Body-HG	1.2	48.0	12.2	7.2	47.6	12.3	8.4	47.7	12.3	46	44.4	11	47.6	11.9	48
	Lower Body-LG	2.2	41.3	11.9	13	41.8	13.2	15	41.7	13.0			13	42.1	13.2
	Upper Body				46	41.4	18.2	46	41.4	18.2			48	41.5	17.9
Mamatwan	M, C, N Zones	19	37.6	4.4	41	37.1	4.5	60	37.3	4.5	18	44.4	65	37.2	4.5	20
	X Zone	1.6	38.2	4.7	2.4	36.7	4.8	4.0	37.3	4.8			4.0	36.7	4.8

(1)	Cut-off grades – GEMCO: ≥ 40%Mn washed product and ≥ 1m ore thickness; Wessels: ≥ 45%Mn for Lower Body-HG, ≥ 37.5%Mn for Lower Body-LG and Upper Body; Mamatwan: ≥ 35%Mn for M, C, N and X Zones.

(2)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Ore Reserves	Probable Ore Reserves
GEMCO	60m x 120m and 60m x 60m	120m x 120m
Wessels	Defined as rim ±30m wide around mined-out areas, supplemented by some economically viable remnant blocks within mined-out areas	Defined as all ground beyond 30m
Mamatwan	80m x 80m	160m x 160m

(3)	Metallurgical recoveries for the operations were:

Deposit	Metallurgical Recovery
GEMCO	See yield in Ore Reserves table
Wessels	88%
Mamatwan	96%

(4)	Ore delivered to process plant.

(5)	GEMCO – Tonnes are stated as ROM, manganese grades are reported as expected product and should be read together with their respective tonnage yields.

(6)	Wessels and Mamatwan – Tonnes are stated as wet tonnes.

Aluminium, Manganese & Nickel Business

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2014										As at 30 June 2013
Commodity Deposit (1)(2)(3)(4)	Ore Type	Proven Ore Reserves		Probable Ore Reserves		Total Ore Reserves		Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserves		Reserve Life (years)
		Mt	% Ni	Mt	% Ni	Mt	% Ni			Mt	% Ni
Nickel Colombia
Cerro Matoso (5)	Laterite	16	1.2	7.7	1.0	24	1.1	15	99.94	43	1.2	28
	SP	24	1.3	–	–	24	1.3			40	1.2
	MNR Ore	–	–	–	–	–	–			18	0.2
Australia – Nickel West
Leinster (6)	OC	2.8	1.3	0.2	0.9	3.0	1.3	1.5	100	3.1	1.3	8
	SP	–	–	–	–	–	–			0.1	2.3
	UG	–	–	–	–	–	–			9.3	1.8
Mt Keith (7)	OC	51	0.6	1.1	0.5	52	0.6	5.9	100	93	0.6	12
	SP	5.7	0.5	5.5	0.5	11	0.5			20	0.5
Cliffs	UG	0.7	2.6	0.9	2.5	1.6	2.6	3.2	100	1.6	2.8	4

(1)	Cut-off grades – Cerro Matoso: ≥ 0.7%Ni for Laterite and SP; Leinster: ≥ 0.6%Ni for OC, ≥ 0.9%Ni for UG and SP; Mt Keith: variable ranging from 0.35-0.40% Ni and ≥ 0.18% recoverable Ni for OC and SP; Cliffs: ≥ 1.1% Ni for UG.

(2)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Ore Reserves	Probable Ore Reserves
Cerro Matoso	35m or less with three drill holes	35m to 100m with three drill holes
Leinster	25m x 25m	25m x 50m
Mt Keith	60m x 40m	80m x 80m
Cliffs	25m x 25m (and development)	50m x 50m
(3) Metallurgical recoveries for the operations were:
Deposit	Metallurgical Recovery
Cerro Matoso	82% (reserves to metal)
Leinster Concentrator (including Cliffs)	84% at 12% concentrate grade
Mt Keith	57% at 16% concentrate grade

(4)	Ore delivered to process plant.

(5)	Cerro Matoso – The decrease in laterite reserves was due to the exclusion of La Esmerelda (environmental licence approval delay), lower nickel price assumptions, an updated geotechnical model, revised processing plant specifications and changed stockpile assumptions.

(6)	Leinster – The decrease in reserves was due to suspension of mining at the Perseverance underground mine subsequent to a seismic event in October 2013.

(7)	Mt Keith – The decrease in in-situ reserves was due to the exclusion of Stage H2 after testing with current prices.

2.4    Major projects

Major projects

At the end of FY2014, BHP Billiton had seven low-risk, relatively brownfield major projects under development and one major ‘pre-development’ project in evaluation (Jansen Potash) with a combined budget of US$14.1 billion. The Group completed the WAIO Jimblebar Mine Expansion and Caval Ridge projects during the year. In addition a further four projects were successfully completed; namely: Macedon; North West Shelf North Rankin B Gas Compression; Samarco Fourth Pellet Plant; and WAIO Port Blending and Rail Yard Facilities. Another two projects, Newcastle Third Port Stage 3 and Cerrejón P40, delivered first coal during the year.

The port expansion associated with the Cerrejón P40 project is currently being commissioned, although operational issues are expected to constrain capacity at approximately 35 Mtpa (100 per cent basis) in the medium term.

A US$212 million increase in the budget of the Escondida Oxide Leach Area Project (OLAP) to US$933 million was approved during the period. The project is now expected to be completed in the second half of CY2014, with no associated impact to production.

In July 2013, BHP Billiton announced an investment of US$3.4 billion to construct a desalination facility which will deliver sustainable water supply to Escondida over the long term. In August 2013, BHP Billiton also approved a US$2.6 billion investment to finish the excavation and lining of the Jansen Potash Project production and service shafts, and to continue the installation of essential surface infrastructure and utilities.

BHP Billiton’s share of capital and exploration expenditure declined by 32 per cent during FY2014, to US$15.2 billion. Capital and exploration expenditure is expected to remain broadly unchanged in the 2015 financial year with a planned investment rate of US$14.8 billion.

Projects completed or delivered first production during the 2014 financial year

Business	Project	Capacity (1)	Capital expenditure (US$M) (1)			Date of initial production
			Actual (2)	Budget		Actual	Target
Petroleum	Macedon (Australia) 71.43% (operator)	200 million cubic feet of gas per day.	1,200	1,050		Q3 CY13	CY13
	North West Shelf North Rankin B Gas Compression (Australia) 16.67% (non-operator)	2,500 million cubic feet of gas per day.	721	850		Q4 CY13	CY13
Iron Ore	Samarco Fourth Pellet Plant (Brazil) 50%	Increases Samarco iron ore pellet production capacity by 8.3 million tonnes per annum to 30.5 million tonnes per annum.	1,576	1,750		Q1 CY14	H1 CY14
	WAIO Jimblebar Mine Expansion (Australia) 85%	Increases mining and processing capacity to 35 million tonnes per annum with incremental debottlenecking opportunities to 55 million tonnes per annum.	3,380	3,640	(3)(4)	Q3 CY13	Q4 CY13	(4)

Business	Project	Capacity (1)	Capital expenditure (US$M) (1)			Date of initial production
			Actual (2)	Budget		Actual	Target
	WAIO Port Blending and Rail Yard Facilities (Australia) 85%	Optimises resource and enhances efficiency across the WAIO supply chain.	916	1,000	(3)(4)	Q4 CY13	H2 CY14
Coal	Caval Ridge (Australia) 50%	Greenfield mine development to produce an initial 5.5 million tonnes per annum of export metallurgical coal.	1,706	1,870	(3)	Q2 CY14	CY14
	Newcastle Third Port Project Stage 3 (Australia) 35.5%	Increases total coal terminal capacity from 53 million tonnes per annum to 66 million tonnes per annum.	367	367		Q3 CY13	CY14
	Cerrejón P40 Project (Colombia) 33.3%	Increases saleable thermal coal production by 8 million tonnes per annum to approximately 40 million tonnes per annum.	437	437		Q4 CY13	CY13

			10,303	10,964

Projects in execution at the end of the 2014 financial year

Business	Project	Capacity (1)	Capital expenditure (US$M) (1)		Date of initial production
Projects under development			Budget		Target
Petroleum	North West Shelf Greater Western Flank-A (Australia) 16.67% (non-operator)	To maintain LNG plant throughput from the North West Shelf operations	400		CY16
	Bass Strait Longford Gas Conditioning Plant (Australia) 50% (non-operator)	Designed to process approximately 400 million cubic feet of high CO2 gas	520		CY16
Copper	Escondida Oxide Leach Area Project (Chile) 57.5%	New dynamic leaching pad and mineral handling system. Maintains oxide leaching capacity	933	(4)	H2 CY14	(4)
	Escondida Organic Growth Project 1 (Chile) 57.5%	Replaces the Los Colorados concentrator with a new 152,000 tonnes per day plant	3,838		H1 CY15
	Escondida Water Supply (Chile) 57.5%	New desalination facility to ensure continued water supply to Escondida	3,430		CY17

Business	Project	Capacity (1)	Capital expenditure (US$M) (1)		Date of initial production
Projects under development			Budget		Target
Coal	Hay Point Stage Three Expansion (Australia) 50%	Increases port capacity from 44 million tonnes per annum to 55 million tonnes per annum and reduces storm vulnerability	1,505	(3)(4)	CY15	(4)
	Appin Area 9 (Australia) 100%	Maintains Illawarra Coal’s production capacity with a replacement mining domain and capacity to produce 3.5 million tonnes per annum of metallurgical coal	845		CY16

			11,471

Other projects in progress at the end of the 2014 financial year

Business	Project	Capacity (1)	Capital expenditure (US$M) (1)
Projects under development			Budget
Potash	Jansen Potash (Canada) 100%	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	2,600

			14,071

(1)	Unless noted otherwise, references to capacity are on a 100 per cent basis, references to capital expenditure from subsidiaries are reported on a 100 per cent basis and references to capital expenditure from equity accounted investments and other operations are reported at our equity share.

(2)	Number subject to finalisation.

(3)	Excludes announced pre-commitment funding.

(4)	As per revised budget schedule.

2.5    Business performance

The discussion of results for our Businesses is set out in section 1.12 of this Annual Report with further information below.

2.5.1    Group Revenue and Underlying EBIT

Year ended 30 June 2014 compared with year ended 30 June 2013

An analysis of the financial performance of the Group for FY2014 compared to FY2013 is included in section 1.15.3.

The following table reconciles our statutory income statement to the principal factors that affected Underlying EBIT for FY2014.

US$M	Revenue	Total expenses, other income and share of equity accounted investments	Profit from operations	Exceptional items	Underlying EBIT
For the year ended 30 June 2013
Revenue	65,953
Other income		3,947
Expenses excluding net finance costs		(50,040)
Share of operating profit of equity accounted investments		1,142

Total expenses, other income and share of equity accounted investments		(44,951)

Profit from operations			21,002
Exceptionals items				1,928

Underlying EBIT					22,930

Changes in volumes:
Productivity	2,260	(1,298)	962	–	962
Growth	3,221	(1,292)	1,929	–	1,929

	5,481	(2,590)	2,891	–	2,891

Net price impact:
Change in sales prices	(3,301)	(95)	(3,396)	–	(3,396)
Price-linked costs	–	(80)	(80)	–	(80)

	(3,301)	(175)	(3,476)	–	(3,476)

Change in controllable cash costs:
Operating cash costs	–	1,524	1,524	–	1,524
Exploration and business development	–	398	398	–	398

	–	1,922	1,922	–	1,922

Change in other costs:
Exchange rates	(202)	1,962	1,760	–	1,760
Inflation on costs	–	(805)	(805)	–	(805)
Fuel and energy	–	(46)	(46)	–	(46)
Non-cash	–	(2,091)	(2,091)	–	(2,091)

	(202)	(980)	(1,182)	–	(1,182)

Asset sales	–	53	53	–	53
Ceased and sold operations	(494)	2	(492)	–	(492)
Exceptional items	–	2,479	2,479	(2,479)	–
Other	(231)	446	215	–	215

For the year ended 30 June 2014
Revenue	67,206
Other income		1,524
Expenses excluding net finance costs		(46,513)
Share of operating profit of equity accounted investments		1,195

Total expenses, other income and share of equity accounted investments		(43,794)

Profit from operations			23,412
Exceptionals items				(551)

Underlying EBIT					22,861

Year ended 30 June 2013 compared with year ended 30 June 2012

Revenue in FY2013 was US$66.0 billion, a decrease of US$4.5 billion, or 6.4 per cent, from US$70.5 billion in the corresponding period. The revenue decrease was primarily driven by the Iron Ore and Coal Businesses, with decreases of US$2.0 billion and US$2.6 billion, respectively. The loss of revenue due to the sale of assets previously reported in the former Diamonds and Specialty Products Business (decrease of US$382 million) and the decrease in the Aluminium, Manganese and Nickel Business (US$633 million) were offset by the increase in the Copper Business of US$1.0 billion. The breakdown of revenue by Business for FY2013 and FY2012 is set out in section 1.12.1.

The decrease in revenue in Iron Ore was driven by a 17 per cent fall in the average realised price of iron ore to US$110 per tonne which more than offset record sales volumes at WAIO, which increased 9.6 per cent. The revenue decrease in Coal also reflected lower realised prices as hard coking coal and weak coking coal prices fell 34 per cent and 31 per cent, respectively, partially offset by higher sales volumes driven by a 19 per cent increase (100 per cent basis) in production at Queensland Coal. The revenue increase in Copper was largely driven by an increase in production at Escondida of 28 per cent, partially offset by a five per cent decrease in average realised copper prices to US$3.41 per pound.

Total expenses increased from US$48.6 billion in FY2012 to US$50.0 billion in FY2013. Excluding exceptional items, the majority of which related to impairments in FY2013, total expenses were almost unchanged at US$45.0 billion in FY2013 compared to US$44.9 billion in FY2012.

Year ended 30 June	2013	2012
	US$M	US$M
Raw materials and consumables used	8,926	8,128
Employee benefits expense	7,168	6,035
External services (including transportation) (1)	12,478	14,293
Third party commodity purchases	2,759	3,402
Net foreign exchange (gains)/losses	(284)	(571)
Fair value change on derivatives	79	(141)
Government royalties paid and payable	2,562	2,880
Depreciation and amortisation expense	7,031	6,431
Exploration and evaluation expenditure	1,047	1,644
Impairment of assets (2)	5,496	3,763
Operating lease rentals	776	658
Other operating expenses (3)	2,002	2,122

Total expenses	50,040	48,644

Less exceptional items	(5,087)	(3,786)

Total expenses excluding exceptional items	44,953	44,858

(1)	Includes exceptional items of US$96 million (2012: US$ nil).

(2)	Includes exceptional items of US$5,149 million (2012: US$3,663 million).

(3)	Includes exceptional items credit of US$158 million (2012: US$ nil).

Reductions in various costs were offset by higher non-cash costs and one-off items. Our focus on reducing operating costs was demonstrated by a decrease of external services costs of US$1.8 billion In addition we reduced exploration and evaluation expenditure by US$597 million. These savings were predominantly offset by higher impairment charges of US$1.7 billion, higher depreciation and amortisation charges of US$600 million and an unfavourable variance in the change in fair value on derivatives of US$220 million. Increases in costs attributable to inflation were US$646 million.

Other income increased from US$898 million in FY2012 to US$3.9 billion, mainly due to US$3.2 billion related to sale of Yeelirrie, Richards Bay Minerals and interests in the East and West Browse Joint Ventures, which were all classified as exceptional items. Excluding exceptional items, other income increased from US$598 million to US$788 million.

Profit from operations decreased by US$3.6 billion or 15 per cent from US$24.6 billion to US$21.0 billion. Exceptional items during FY2013 were a charge of US$1.9 billion, mainly comprised of US$3.2 billion (before taxation) of assets sales offset by impairment charges and related costs of US$5.3 billion (before taxation), compared with net exceptional before taxation charges mainly impairment charges, of US$3.5 billion in FY2012.

Year ended 30 June	2013	2012
	US$M	US$M
Underlying EBIT	22,930	28,086
Exceptional items (before taxation) – refer section 2.5.5 below	(1,928)	(3,486)

Profit from operations (EBIT)	21,002	24,600

Attributable profit in FY2013 of US$11.2 billion was negatively affected by an increase in the Group’s effective tax rate from 30.6 per cent to 35.0 per cent. In addition Attributable profit decreased due to an increase in net interest expense and a change in fair value on non-hedging instruments of US$572 million, including financing charges of US$280 million incurred in managing interest rate exposure on debt securities issued during FY2013.

Underlying Attributable profit (comprising Profit after taxation attributable to members of the BHP Billiton Group less exceptional items) of US$12.2 billion decreased by US$5.0 billion from US$17.2 billion in FY2012.

Net operating cash flows of US$20.2 billion declined by 20 per cent from US$25.3 billion in FY2012. A decrease of US$4.2 billion in cash generated from operations, an increase of US$374 million in net interest paid and an income tax refund of US$530 million received in FY2012 were the major contributors to that decline.

2.5.2    Underlying EBIT

Year ended 30 June 2014 compared with year ended 30 June 2013

An analysis of the consolidated EBIT for FY2014 compared to FY2013 is included in section 1.15.3.

Year ended 30 June 2013 compared with year ended 30 June 2012

A description of the impact of the principal factors that affected Underlying EBIT in FY2013 as compared to FY2012 is set out in the table in section 1.15.3.

Underlying EBIT for FY2013 was US$22.9 billion, compared with US$28.1 billion in the corresponding period, a decrease of 18.4 per cent.

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

In this context, stronger sales volumes increased Underlying EBIT by US$2.0 billion in FY2013, of which US$1.3 billion were volume efficiencies attributed to productivity. Increased iron ore, copper and coal sales were the major contributors and together increased Underlying EBIT by US$2.5 billion. In contrast, natural field decline at our conventional Australian oil and gas assets contributed to a US$526 million volume related reduction in Petroleum’s Underlying EBIT.

Prices

Substantially lower prices reduced Underlying EBIT by US$8.5 billion in FY2013. The major contributor to the decline was a 17 per cent reduction in the average realised price of iron ore, which reduced Underlying EBIT by US$3.8 billion. The recovery in low-cost supply led to a significant decline in metallurgical coal prices, which, together with softer energy coal prices, reduced Underlying EBIT by a further US$3.5 billion. Overcapacity in the nickel and aluminium markets, and concerns of a near-term rebalancing in the copper market, also weighed on metals prices and reduced Underlying EBIT by a combined US$1.2 billion.

A 17 per cent increase in the average realised price of US natural gas and a four per cent rise in the average realised price of liquefied natural gas (LNG) benefited Underlying EBIT during the period; however, this was largely offset by a four per cent decrease in the average realised price of oil.

A reduction in price-linked costs increased Underlying EBIT by US$582 million during the period and primarily reflected lower price-linked royalty charges in our Iron Ore and Metallurgical Coal Businesses.

Controllable cash costs

The Group’s concentrated effort to reduce operating costs and drive productivity improvements realised tangible results, with a decrease in controllable cash costs of US$2.5 billion during the period, being a decrease in operating cash costs of US$1.6 billion and a decrease in exploration and business development costs of US$949 million.

Operating cash costs

The reduction in costs was underpinned by a reduction of US$1.6 billion of operating cash costs. A strong focus on contractor usage and rates and a significant reduction in consumables expenditure contributed to the substantial reduction in operating costs at Queensland Coal, which contributed to a US$933 million reduction in operating cash costs. Productivity gains at Escondida associated with a 12 per cent improvement in concentrator throughput following a major maintenance campaign and a 24 per cent increase in the ore grade mined during the period contributed US$653 million to Underlying EBIT. With productivity improvements already well advanced, consisting principally of the improvement plan at Worsley, substantial cost savings of US$368 million were achieved during the period in Aluminium, Manganese and Nickel. These savings were offset by an increase in operating cash costs of US$405 million in Iron Ore which reflects our decision to invest in operating capability prior to the full commissioning and ramp-up of expanded capacity at WAIO.

Exploration and business development

Our increased focus on reducing our cost base in FY2013 and our confidence in the quality and longevity of our asset base led to a substantial US$949 million reduction in the Group’s exploration and business development expenditure. Total exploration expenditure declined by 46 per cent to US$1.4 billion in FY2013, with a focus on greenfield copper porphyry targets in Chile and Peru and oil and gas prospects in the Gulf of Mexico and offshore Western Australia. The associated decline in the Group’s exploration expense increased Underlying EBIT by US$597 million.

A general reduction in business development expenditure increased Underlying EBIT by a further US$352 million in FY2013, primarily in Iron Ore for US$102 million and Coal for US$194 million.

Other costs

Exchange rates

A stronger US dollar against several producer currencies, in particular the South African rand, benefited our cost base during the period and increased Underlying EBIT but this was partially offset by the revaluation of monetary items in the balance sheet with year-end exchange rates. In total, exchange rate volatility increased Underlying EBIT by US$229 million.

Average and closing exchange rates for FY2013 and FY2012 are detailed in note 1 ‘Accounting policies’ to the financial statements.

Inflation on costs

Inflation had an unfavourable impact on all Businesses and reduced Underlying EBIT by US$646 million in FY2013. This was most notable in Australia and South Africa, which accounted for over 75 per cent of the total variance.

Non-cash

Non-cash costs had a favourable impact on Underlying EBIT of US$154 million in FY2013. This was principally due to a higher capitalisation rate for deferred stripping mainly in Copper and Iron Ore.

One-off items

The only One-off item was due to higher costs at Escondida relating to major maintenance activities undertaken on the conveyor belt system and at both concentrator plants.

Asset sales

The divestments of Yeelirrie, Richards Bay Minerals, the East and West Browse Joint Ventures and our diamonds business were completed during the period. The gains or losses arising from each sale were reported within exceptional items, and therefore were not included in Underlying EBIT.

The contribution of asset sales to Underlying EBIT declined by US$66 million in FY2013. The variance was largely attributable to a post-closing payment received during FY2012 that followed the divestment of our interests in Cascade and Chinook.

Ceased and sold operations

Underlying EBIT from ceased and sold operations declined by US$657 million in FY2013. The decline largely reflected a reduced contribution, decrease in Underlying EBIT of US$310 million, from EKATI, following the sale of our diamonds business. Ceased and sold operations included a further reduction of Underlying EBIT of US$126 million related to the sale of Pinto Valley mining operation and the associated San Manuel Arizona Railroad Company.

Other

A decrease in our share of operating profit in equity accounted investments primarily contributed to the reduction of Underlying EBIT by US$531 million. Cerrejon profit after taxation decreased by US$177 million to US$117 million mainly due to reduced production and decreased thermal coal prices. Antamina profit after taxation decreased by US$83 million to US$531 million as increased copper production was more than offset by weaker sales prices and general cost pressure over our Copper portfolio. Samarco profit after taxation decreased by US$396 million to US$513 million mainly due to a decrease in sales prices.

These decreases were partially offset by a non-cash adjustment of our Angostura (Trinidad and Tobago) Production Sharing Contract.

2.5.3    Net finance costs

Year ended 30 June 2014 compared with year ended 30 June 2013

An analysis of net finance costs for FY2014 compared to FY2013 is included in section 1.15.3.

Year ended 30 June 2013 compared with year ended 30 June 2012

Net finance costs increased to US$1.3 billion from US$668 million in the corresponding period. This was primarily attributable to an increase in net interest expense on higher net debt and financing charges of US$280 million incurred in managing interest rate exposure on debt securities issued in FY2013. The US$280 million was composed of realised fair value losses of US$97 million on non-hedging derivatives recognised in interest on borrowings and unrealised fair value losses of US$183 million on similar instruments. Net interest expense on other debt securities increased net finance costs by an additional US$270 million.

2.5.4    Taxation expense

Year ended 30 June 2014 compared with year ended 30 June 2013

An analysis of taxation expenses for FY2014 compared to FY2013 is included in section 1.15.3.

Year ended 30 June 2013 compared with year ended 30 June 2012

Total taxation expense, including royalty-related taxation, exceptional items and exchange rate movements, was US$6.9 billion, representing an effective tax rate of 35.0 per cent (2012: 30.6 per cent).

Exceptional items decreased taxation expense by US$943 million (2012: decrease of US$1.7 billion), predominantly due to the income tax benefit on impairments of US$1.4 billion, which more than offset the income tax expense associated with divestments of US$371 million, as detailed in section 1.15.3.

Government imposed royalty arrangements calculated by reference to profits are reported as royalty-related taxation. Royalty-related taxation, excluding exceptional items, contributed US$1.2 billion to taxation expense. The Minerals Resource Rent Tax (MRRT) came into effect in Australia on 1 July 2012 and the Group expensed US$321 million of MRRT in FY2013, mainly due to Iron Ore MRRT expense for the period. This included the remeasurement of deferred tax assets associated with the MRRT which increased taxation expense by US$207 million in FY2013.

The Group’s adjusted effective tax rate was 34.2 per cent (2012: 31.8 per cent).

Year ended 30 June	2013			2012
	Profit before tax	Income tax expense	%	Profit before tax	Income tax expense	%
	US$M	US$M		US$M	US$M
Statutory effective tax rate	19,726	(6,906)	35.0%	23,932	(7,315)	30.6%
Less:
Exchange rate movements	–	245		–	347
Remeasurement of deferred tax assets associated with the MRRT	–	207		–	–
Exceptional items	1,928	(943)		3,486	(1,745)

Adjusted effective tax rate	21,654	(7,397)	34.2%	27,418	(8,713)	31.8%

Other royalty and excise arrangements, which are not profit based, are recognised as operating costs within Profit before taxation. These amounted to US$2.6 billion during the period (2012: US$2.9 billion).

2.5.5    Exceptional items

Years ended 30 June 2014 and 30 June 2013

An analysis of the exceptional items for FY2014 and FY2013 are included in section 1.15.3.

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

During 2008, extreme weather across the central Queensland coalfields affected production from the BMA and BMC operations. The Group settled insurance claims in respect of the lost production and insurance claim income of US$210 million (after tax expense) was recognised in FY2012.

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

2.5.6    Petroleum and Potash Business

Year ended 30 June 2014 compared with year ended 30 June 2013

An analysis of the financial performance of our Petroleum and Potash Business for FY2014 compared to FY2013 is included in section 1.12.2.

Financial information for the Petroleum and Potash Business for FY2014 and FY2013 is presented below.

Year ended 30 June 2014 US$ million	Revenue (i)(ii)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure (iii)	Exploration gross (iv)	Exploration to profit (v)
Bass Strait	1,885	1,555	132	1,423	2,864	259
North West Shelf (vi)	2,432	1,599	175	1,424	1,691	193
Atlantis	1,535	1,407	335	1,072	2,272	409
Shenzi	1,430	1,281	243	1,038	1,598	306
Mad Dog	217	171	16	155	461	83
Onshore US	4,264	2,270	2,426	(156)	26,945	4,226
Algeria	465	396	30	366	104	19
UK (vii)	155	70	52	18	(38)	15
Exploration	–	(369)	113	(482)	464	–
Other (viii)(ix)	2,027	1,744	735	1,009	1,907	369

Total Petroleum	14,410	10,124	4,257	5,867	38,268	5,879	600	497

Potash	–	(211)	74	(285)	2,255	544	47	47
Other (x)	–	(298)	–	(298)	(1,009)	–	–	–

Total Petroleum and Potash from Group production	14,410	9,615	4,331	5,284	39,514	6,423	647	544

Third party products	437	3	–	3	–	–

Total Petroleum and Potash	14,847	9,618	4,331	5,287	39,514	6,423	647	544

Statutory adjustments (xi)	(14)	(3)	(3)	–	–	–	–	–

Total Petroleum and Potash statutory result	14,833	9,615	4,328	5,287	39,514	6,423	647	544

Year ended 30 June 2013 (Republished) US$ million	Revenue (i)(ii)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure (iii)	Exploration gross (iv)	Exploration to profit (v)
Bass Strait	1,921	1,564	119	1,445	2,834	526
North West Shelf	2,578	1,913	234	1,679	1,880	221
Atlantis	853	710	147	563	2,166	419
Shenzi	1,614	1,519	283	1,236	1,524	289
Mad Dog	276	233	98	135	420	89
Onshore US	2,987	1,508	1,795	(287)	25,019	4,699
Algeria	533	460	18	442	90	22
UK	244	95	46	49	45	8
Exploration	–	(522)	230	(752)	529	–
Other (viii)(ix)	2,032	1,746	282	1,464	1,973	794

Total Petroleum	13,038	9,226	3,252	5,974	36,480	7,067	675	620

Potash	–	(309)	25	(334)	1,758	608	89	89
Other (x)	18	(15)	–	(15)	(713)	–	–	–

Total Petroleum and Potash from Group production	13,056	8,902	3,277	5,625	37,525	7,675	764	709

Third party products	175	11	–	11	–	–

Total Petroleum and Potash	13,231	8,913	3,277	5,636	37,525	7,675	764	709

Statutory adjustments (xi)	(7)	(3)	(3)	–	–	–	–	–

Total Petroleum and Potash statutory result	13,224	8,910	3,274	5,636	37,525	7,675	764	709

(i)	Petroleum revenue from Group production includes: crude oil US$8,645 million (2013: US$7,604 million), natural gas US$3,119 million (2013: US$2,842 million), LNG US$1,614 million (2013: US$1,686 million), NGL US$916 million (2013: US$823 million) and other US$102 million (2013: US$76 million).

(ii)	Includes inter-segment revenue of US$262 million (2013: US$ nil).

(iii)	Capital expenditure in aggregate comprises Petroleum US$5,600 million growth and US$279 million other (2013: US$6,883 million growth and US$184 million other) and Potash US$533 million growth and US$11 million other (2013: US$597 million growth and US$11 million other).

(iv)	Includes US$231 million of Petroleum capitalised exploration (2013: US$153 million).

(v)	Includes US$128 million of Petroleum exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2013: US$98 million).

(vi)	Includes an expense of US$143 million incurred in May 2014 related to the purchase price adjustment for the Browse asset sale completed in the 2013 financial year.

(vii)	Includes an expense of US$112 million incurred in November 2013 related to the closure of the UK pension plan. Also includes a gain of US$120 million related to the sale of the Liverpool Bay asset in March 2014.

(viii)	Includes Macedon, Pyrenees, Stybarrow, Neptune, Minerva, Angostura, Genesis, Pakistan, divisional activities, business development and ceased and sold operations. Also includes the Caesar oil pipeline and the Cleopatra gas pipeline which are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).

(ix)	Includes an unrealised gain of US$74 million related to Angostura embedded derivative (2013: US$84 million unrealised loss).

(x)	Includes closed mining and smelting operations in Canada and the United States.

(xi)	Includes statutory adjustments for the Caesar oil pipeline and the Cleopatra gas pipeline to reconcile the proportionately consolidated business total to the statutory result.

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

Petroleum and Potash revenue increased by US$291 million to US$13.2 billion in FY2013. Revenue for Onshore US grew by US$818 million to US$3.0 billion, an increase of 37.7 per cent. The increase in revenue in Onshore US resulted from higher volumes, which grew by 15.9 per cent. The increase in volume included a 76 per cent increase in higher value liquids production and a seven per cent increase in natural gas production. Increases in revenue at Mad Dog of US$276 million, with recommencement of operations during the year, and an increase at North West Shelf of US$203 million, due to higher LNG sales, were partially offset by reductions in our other assets, primarily due to natural field decline at our operated Australian oil and gas assets.

The average realised price of natural gas across our portfolio increased by 11 per cent in FY2013 to US$3.76 per Mscf. This included a 17 per cent increase in the average realised price of US natural gas to US$3.29 per Mscf. The average realised price of LNG also increased during the period, rising by four per cent to US$14.82 per Mscf. These gains were partially offset by a four per cent decrease in the average realised price of oil to US$106 per barrel. The average realised price of natural gas liquids (NGLs) was US$45.70 per barrel.

Petroleum and Potash Underlying EBIT for FY2013 declined by US$397 million to US$5.6 billion. Petroleum’s Underlying EBIT decreased by US$363 million to US$6.0 billion. The natural field decline at our Australian assets and the negative contribution of Onshore US contributed to a US$526 million volume related reduction in Underlying EBIT. A series of charges, which included Onshore US drill rig contract termination costs and an impairment that followed the suspension of studies and re-evaluation of alternative development options associated with the Mad Dog Phase 2 project, reduced Underlying EBIT by a further US$160 million. In contrast, a US$126 million reduction in exploration and business development expense reflected our sharpened focus on high value oil and gas prospects in the Gulf of Mexico and offshore Western Australia.

The Onshore US Underlying EBIT was a loss of US$287 million compared with a loss of US$140 million in FY2012. The FY2013 loss included a charge for the drill rig termination costs of US$77 million. The FY2012 loss included a gain of US$192 million associated with legacy US gas derivatives. Adjusting for the gains and losses, the loss in Underlying EBIT reduced year-over-year. The reduced loss was primarily due to increased volumes and prices partially offset by higher depreciation and amortisation of US$355 million and higher transportation costs due to higher volumes.

Capital expenditure for our conventional and unconventional operations totalled US$7.1 billion in FY2013. This included US$4.7 billion in Onshore US drilling and development expenditure, with over 80 per cent of drilling activity directed towards the Eagle Ford and Permian areas. While still in its early stages, the Permian evaluation program continues to deliver encouraging results, as demonstrated by the 1 MMboe produced in FY2013.

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

2.5.7    Copper Business

Year ended 30 June 2014 compared with year ended 30 June 2013

An analysis of the financial performance of our Copper Business for FY2014 compared to FY2013 is included in section 1.12.3.

Financial information for the Copper Business for FY2014 and FY2013 is presented below.

Year ended 30 June 2014 US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure (i)	Exploration gross	Exploration to profit
Escondida (ii)	8,085	4,754	760	3,994	11,779	3,186
Pampa Norte (iii)	1,796	785	429	356	2,575	336
Antamina (iv)	1,261	818	84	734	1,341	262
Cannington	1,079	459	47	412	234	60
Olympic Dam	1,777	299	265	34	6,320	167
Other (iv)(v)	101	(193)	7	(200)	(18)	13

Total Copper from Group production	14,099	6,922	1,592	5,330	22,231	4,024

Third party products	1,030	8	–	8	–	–

Total Copper	15,129	6,930	1,592	5,338	22,231	4,024	118	118

Statutory adjustments (vi)	(1,261)	(344)	(86)	(258)	–	(267)	(2)	(2)

Total Copper statutory result	13,868	6,586	1,506	5,080	22,231	3,757	116	116

Year ended 30 June 2013 (Republished) US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure (i)	Exploration gross	Exploration to profit
Escondida (ii)	8,596	5,175	649	4,526	9,450	2,859
Pampa Norte (iii)	1,913	841	291	550	2,643	348
Antamina (iv)	1,295	901	80	821	1,311	326
Cannington	1,365	646	40	606	206	39
Olympic Dam	1,873	245	249	(4)	6,418	399
Other (iv)(v)	90	(554)	19	(573)	46	289

Total Copper from Group production	15,132	7,254	1,328	5,926	20,074	4,260

Third party products	700	3	–	3	–	–

Total Copper	15,832	7,257	1,328	5,929	20,074	4,260	277	277

Statutory adjustments (vi)	(1,295)	(372)	(82)	(290)	–	(330)	(3)	(3)

Total Copper statutory result	14,537	6,885	1,246	5,639	20,074	3,930	274	274

(i)	Capital expenditure in aggregate comprises US$2,629 million growth and US$1,128 million other (2013: US$2,167 million growth and US$1,763 million other).

(ii)	Escondida is consolidated under IFRS 10 and reported on a 100 per cent basis.

(iii)	Includes Spence and Cerro Colorado.

(iv)	Antamina and Resolution are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).

(v)	Predominantly comprises divisional activities, greenfield exploration, business development and ceased and sold operations. Includes Pinto Valley and Resolution. Pinto Valley was sold effective 11 October 2013.

(vi)	Includes statutory adjustments for Antamina and Resolution to reconcile the proportionately consolidated business total to the statutory result. Statutory Underlying EBIT includes net finance costs of US$4 million and taxation of US$254 million (2013: net finance costs of US$ nil and taxation of US$290 million).

Year ended 30 June 2013 compared with year ended 30 June 2012

Copper production increased by 10 per cent in FY2013 to 1.7 Mt. Escondida copper production increased by 28 per cent to 1.1 Mt (100 per cent basis) as the average copper grade mined rose to 1.4 per cent and milling rates improved. Record annual copper production at Antamina also contributed to the strong result having benefited from a full-year contribution from the recently expanded concentrator.

Copper revenue increased by US$984 million to US$14.5 billion, largely driven by production increases at Escondida, partially offset by a five per cent decrease in average realised copper prices. Revenue for Escondida increased to US$8.6 billion due to the 28 per cent increase in production, driven by higher average copper grades mined and improved milling rates partially offset by lower average realised prices. This increase was partially offset by decreases at Pampa Norte , Cannington and Olympic Dam in line with lower production and lower average realised prices.

The average realised price of copper for the period declined by five per cent to US$3.41 per pound.

Underlying EBIT for FY2013 increased by US$326 million to US$5.6 billion. Increased sales volumes and operating cash cost savings associated with productivity gains and broader economies of scale increased Underlying EBIT by US$1.1 billion. In this context, strong production growth and a material reduction in operating cash costs contributed to a 15 per cent reduction in unit cash costs at Escondida. In contrast, the external influences of lower prices, inflation and foreign exchange variations reduced Underlying EBIT by US$808 million. Payments associated with major planned maintenance programs at Escondida reduced Underlying EBIT by a further US$103 million.

Revenue for Olympic Dam decreased by US$273 million to US$1.9 billion, primarily due to lower prices and reduced volumes. Price, grade and smelter availability contributed to the decrease in Underlying EBIT from US$214 million in FY2012 to an Underlying EBIT loss of US$4 million in FY2013.

2.5.8    Iron Ore Business

Year ended 30 June 2014 compared with year ended 30 June 2013

An analysis of the financial performance of our Iron Ore Business for FY2014 compared to FY2013 is included in section 1.12.4.

Financial information for the Iron Ore Business for FY2014 and FY2013 is presented below.

Year ended 30 June 2014 US$ million	Revenue (i)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure (ii)	Exploration gross (iii)	Exploration to profit (iv)
Western Australia Iron Ore	21,013	12,988	1,429	11,559	22,278	2,947
Samarco (v)	1,634	846	56	790	1,072	424
Other (vi)	–	(54)	–	(54)	40	–

Total Iron Ore from Group production	22,647	13,780	1,485	12,295	23,390	3,371

Third party products (vii)	343	(3)	–	(3)	–	–

Total Iron Ore	22,990	13,777	1,485	12,292	23,390	3,371	169	56

Statutory adjustments (viii)	(1,634)	(246)	(56)	(190)	–	(422)	–	–

Total Iron Ore statutory result	21,356	13,531	1,429	12,102	23,390	2,949	169	56

Year ended 30 June 2013 (Republished) US$ million	Revenue (i)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure (ii)	Exploration gross (iii)	Exploration to profit (iv)
Western Australia Iron Ore	18,452	11,668	1,004	10,664	21,074	5,979
Samarco (v)	1,622	811	61	750	1,037	772
Other (vi)	–	(84)	–	(84)	15	–

Total Iron Ore from Group production	20,074	12,395	1,065	11,330	22,126	6,751

Third party products (vii)	141	31	–	31	–	–

Total Iron Ore	20,215	12,426	1,065	11,361	22,126	6,751	217	74

Statutory adjustments (viii)	(1,622)	(313)	(61)	(252)	–	(772)	–	–

Total Iron Ore statutory result	18,593	12,113	1,004	11,109	22,126	5,979	217	74

(i)	Includes inter-segment revenue of US$213 million (2013: US$55 million).

(ii)	Capital expenditure in aggregate comprises US$2,762 million growth and US$187 million other (2013: US$5,848 million growth and US$131 million other).

(iii)	Includes US$57 million capitalised exploration (2013: US$143 million).

(iv)	Includes a reversal of US$56 million of exploration expenditure previously written off as impaired (included in depreciation and amortisation) (2013: US$ nil).

(v)	Samarco is an equity accounted investment and is reported on a proportionate consolidation basis (with the exception of net operating assets).

(vi)	Predominantly comprises divisional activities, business development and ceased operations.

(vii)	Includes inter-segment and external sales of contracted gas purchases.

(viii)	Includes statutory adjustments for Samarco to reconcile the proportionately consolidated business total to the statutory result. Statutory Underlying EBIT includes net finance costs of US$87 million and taxation of US$103 million (2013: net finance costs of US$25 million and taxation of US$227 million).

Year ended 30 June 2013 compared with year ended 30 June 2012

Iron ore production increased by seven per cent in FY2013 to 170 Mt (BHP Billiton share). WAIO production of 187 Mt (100 per cent basis) represented a thirteenth consecutive annual production record. The delivery of WAIO’s capital efficient growth program and continued strong operating performance across the supply chain contributed to this record result. The three pellet plants at Samarco continued to operate at capacity during the period.

Iron Ore revenue decreased by US$2.0 billion to US$18.6 billion in FY2013. Revenue for WAIO decreased US$2.0 billion to US$18.5 billion, a decrease of 9.9 per cent. Record sales volumes at WAIO, which increased 9.6 per cent, were more than offset by a 17 per cent fall in the average realised price of iron ore to US$110 per tonne.

Underlying EBIT for FY2013 declined by US$2.9 billion to US$11.1 billion. The increased sales volumes at WAIO increased Underlying EBIT by US$1.5 billion. However, this was more than offset by the fall in the average realised price of iron ore, which reduced Underlying EBIT by US$3.6 billion, net of price-linked costs. WAIO’s export volumes for FY2013 were sold on the basis of shorter term, market-based prices. Revenue for FY2013 reflected the average index price one month prior to the month of shipment, adjusted for product characteristics such as iron and moisture content. Approximately 65 per cent of shipments were delivered on a Cost and Freight (CFR) basis.

Increased operating cash costs associated with labour and contractor costs were the main contributor to the reduction in Underlying EBIT of US$405 million during FY2013. This largely reflected our decision to invest in operating capability prior to the full commissioning and ramp-up of expanded capacity at WAIO. WAIO unit cash costs, including freight and royalty charges of US$856 million and US$1.2 billion, respectively, remained largely unchanged during FY2013.

2.5.9    Coal Business

Year ended 30 June 2014 compared with year ended 30 June 2013

An analysis of the financial performance of our Coal Business for FY2014 compared to FY2013 is included in section 1.12.5.

Financial information for the Coal Business for FY2014 and FY2013 is presented below.

Year ended 30 June 2014 US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure (i)	Exploration gross	Exploration to profit
Queensland Coal	4,666	949	514	435	9,115	1,790
Illawarra (ii)	886	131	170	(39)	1,384	309
Energy Coal South Africa (ii)	1,279	315	485	(170)	989	65
New Mexico	520	105	46	59	202	26
New South Wales Energy Coal (ii)	1,350	324	150	174	1,392	170
Colombia (ii)	814	305	85	220	1,037	133
Other (iii)	–	(166)	2	(168)	162	34

Total Coal from Group production	9,515	1,963	1,452	511	14,281	2,527

Third party products	456	18	–	18	19	–

Total Coal	9,971	1,981	1,452	529	14,300	2,527	34	34

Statutory adjustments (iv)	(856)	(264)	(121)	(143)	–	(182)	–	–

Total Coal statutory result	9,115	1,717	1,331	386	14,300	2,345	34	34

Year ended 30 June 2013 (Republished) US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure (i)	Exploration gross	Exploration to profit
Queensland Coal	4,452	627	376	251	7,988	2,771
Illawarra (ii)	1,287	311	148	163	1,238	357
Energy Coal South Africa (ii)	1,457	177	211	(34)	1,334	133
New Mexico	588	95	49	46	164	28
New South Wales Energy Coal (ii)	1,526	314	120	194	1,372	366
Colombia (ii)	828	307	65	242	997	265
Other (iii)	–	(158)	2	(160)	111	85

Total Coal from Group production	10,138	1,673	971	702	13,204	4,005

Third party products	585	44	–	44	21	–

Total Coal	10,723	1,717	971	746	13,225	4,005	42	42

Statutory adjustments (iv)	(828)	(237)	(86)	(151)	–	(379)	(3)	(3)

Total Coal statutory result	9,895	1,480	885	595	13,225	3,626	39	39

(i)	Capital expenditure in aggregate comprises US$1,563 million growth and US$782 million other (2013: US$2,898 million growth and US$728 million other).

(ii)	Cerrejón, Newcastle Coal Infrastructure Group, Port Kembla Coal Terminal and Richards Bay Coal Terminal are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).

(iii)	Predominantly comprises divisional activities and greenfield projects.

(iv)	Includes statutory adjustments for Cerrejón, Newcastle Coal Infrastructure Group, Port Kembla Coal Terminal and Richards Bay Coal Terminal to reconcile the proportionately consolidated business total to the statutory result. Statutory Underlying EBIT includes net finance income of US$1 million and taxation of US$81 million (2013: net finance income of US$1 million and taxation of US$99 million).

Year ended 30 June 2013 compared with year ended 30 June 2012

Metallurgical coal production increased by 13 per cent in FY2013 to 38 Mt. A 19 per cent increase (100 per cent basis) in production at Queensland Coal was underpinned by record annual performance at both Peak Downs and South Walker Creek, and this was achieved despite the indefinite closure of Norwich Park and Gregory. In addition, Illawarra Coal achieved record annual production in FY2013.

Energy coal production increased by two per cent in FY2013 to 72 Mt, which included record annual production from New South Wales Energy Coal following the successful ramp-up of the RX1 project.

Coal revenue for FY2013 decreased by US$2.6 billion to US$9.9 billion. Revenue at Queensland Coal decreased US$1.4 billion to US$4.5 billion, a decrease of 24.2 per cent. Volume increases at Queensland Coal were more than offset by the effect of decreases in average realised prices. Hard coking coal and weak coking coal prices fell 34 per cent and 31 per cent, respectively. Revenue at Energy Coal South Africa (BECSA) decreased by US$437 million reflecting reduced production and decreased thermal coal prices, which fell 18 per cent during FY2013. Revenue at New South Wales Energy Coal and New Mexico Coal were in line with FY2012, with volume increases offset by reduced thermal coal prices.

Underlying EBIT for FY2013 declined by US$2.0 billion to US$595 million. The fall in hard coking coal, weak coking coal and thermal coal prices, reduced Underlying EBIT by US$3.2 billion, net of price-linked costs. This was partially offset by increased sales volumes, operating cash cost savings and reduced exploration and business development expenses, which increased Underlying EBIT by US$1.7 billion. A strong focus on contractor usage and rates and a significant reduction in consumables expenditure contributed to the substantial reduction in operating costs at Queensland Coal, as demonstrated by the 30 per cent decline in mine site unit cash costs at BMA.

During FY2013, the Daunia and Broadmeadow Life Extension projects (both Australia) delivered first production, ahead of schedule.

2.5.10 Aluminium, Manganese and Nickel Business

Year ended 30 June 2014 compared with year ended 30 June 2013

An analysis of the financial performance of our Aluminium, Manganese and Nickel Business for FY2014 compared to FY2013 is included in section 1.12.6.

Financial information for the Aluminium, Manganese and Nickel Business for FY2014 and FY2013 is presented below.

Year ended 30 June 2014 US$ million	Revenue (i)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure (ii)	Exploration gross (iii)	Exploration to profit (iv)
Alumina	1,548	217	202	15	4,454	60
Aluminium	2,398	178	145	33	1,790	41
Intra-divisional adjustment	(659)	–	–	–	–	–

	3,287	395	347	48	6,244	101

Manganese	2,096	639	163	476	1,613	178
Nickel West	1,605	(91)	117	(208)	534	163
Cerro Matoso	595	104	94	10	860	56
Other (v)	–	(36)	1	(37)	71	–

Total Aluminium, Manganese and Nickel from Group production	7,583	1,011	722	289	9,322	498

Third party products	828	18	–	18	–	–

Total Aluminium, Manganese and Nickel	8,411	1,029	722	307	9,322	498	44	38

Statutory adjustments	–	–	–	–	–	–	–	–

Total Aluminium, Manganese and Nickel statutory result	8,411	1,029	722	307	9,322	498	44	38

Year ended 30 June 2013 (Republished) US$ million	Revenue (i)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure (ii)	Exploration gross (iii)	Exploration to profit (iv)
Alumina	1,422	114	239	(125)	3,844	157
Aluminium	2,620	88	127	(39)	2,154	27
Intra-divisional adjustment	(638)	–	–	–	–	–

	3,404	202	366	(164)	5,998	184

Manganese	2,113	623	116	507	1,658	375
Nickel West	1,773	(104)	210	(314)	123	280
Cerro Matoso	803	235	79	156	955	50
Other (v)	–	(79)	(14)	(65)	75	4

Total Aluminium, Manganese and Nickel from Group production	8,093	877	757	120	8,809	893

Third party products	1,185	38	–	38	–	–

Total Aluminium, Manganese and Nickel	9,278	915	757	158	8,809	893	57	53

Statutory adjustments	–	–	–	–	–	–	–	–

Total Aluminium, Manganese and Nickel statutory result	9,278	915	757	158	8,809	893	57	53

(i)	Includes inter-segment revenue of US$5 million (2013: US$20 million).

(ii)	Capital expenditure in aggregate comprises US$43 million growth and US$455 million other (2013: US$285 million growth and US$608 million other).

(iii)	Includes US$6 million capitalised exploration (2013: US$8 million).

(iv)	Includes US$ nil exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2013: US$4 million).

(v)	Predominantly comprises divisional activities and business development.

Year ended 30 June 2013 compared with year ended 30 June 2012

Alumina production increased by 18 per cent in FY2013 to a record 4.9 Mt (BHP Billiton share), underpinned by the ramp-up of the Efficiency and Growth project at Worsley. Aluminium production increased by two per cent to 1.2 Mt (BHP Billiton share), with improved performance at our southern African smelters.

Total manganese ore production increased by seven per cent in FY2013 to a record 8.5 Mt (100 per cent basis) and reflected a substantial improvement in plant availability at GEMCO (Australia). Total manganese alloy volumes were largely unchanged from FY2012. The recovery in TEMCO (Australia) production that followed the temporary suspension of operations in the prior period was offset by the permanent closure of energy-intensive silicomanganese production at Metalloys in January 2012.

Nickel production in FY2013 was largely unchanged from the prior period. Strong operating performance at Cerro Matoso was offset by planned maintenance at the Nickel West Kalgoorlie smelter and Kwinana refinery.

Aluminium, Manganese and Nickel revenue decreased by 6.4 per cent, or US$633 million, to US$9.3 billion. The reduction was primarily due to decreases at Nickel West of US$270 million and from sales of third party products of US$398 million. The decrease in revenue was mainly driven by lower realised prices across all parts of the Business. In this context, lower average realised prices for aluminium (down six per cent to US$2,191 per tonne), alumina (down nine per cent to US$302 per tonne), nickel (down 15 per cent to US$16,319 per tonne) and manganese alloy (down 10 per cent to US$1,051 per tonne) were only partially offset by an increase in the average realised price of manganese ore (up nine per cent to US$4.83 per dry metric tonne unit).

Underlying EBIT for FY2013 increased by US$182 million to US$158 million. With productivity improvements already well advanced, consisting principally of the improvement plan at Worsley, substantial controllable cash cost savings of US$442 million were achieved during the period, while a stronger US dollar increased Underlying EBIT by a further US$243 million. In contrast, weaker markets continued to challenge the Business as lower average realised prices contributed to a US$474 million reduction in Underlying EBIT, net of price-linked costs.

The US$167 million (BHP Billiton share) GEEP2 expansion at GEMCO delivered first production during FY2013, ahead of schedule.

2.5.11 Cash flow analysis

Year ended 30 June 2014 compared with year ended 30 June 2013

An analysis of the cash flow for FY2014 compared to FY2013 is included in section 1.15.4.

Year ended 30 June 2013 compared with year ended 30 June 2012

Year ended 30 June	2013	2012
	US$M	US$M
Cash generated from operations	28,793	32,987
Dividends received	721	722
Net interest paid	(786)	(412)
Taxation paid	(8,574)	(8,038)

Net operating cash flows	20,154	25,259

Purchases of property plant and equipment	(22,243)	(18,637)
Exploration expenditure	(1,351)	(2,493)
Exploration expenditure expensed and included in operating cash flows	1,047	1,644
Purchases of intangibles	(400)	(219)
Investment in financial assets	(475)	(471)
Investment in subsidiaries, operations and jointly controlled entities	–	(12,556)
Investment in equity accounted investments	(84)	(83)
Net proceeds from investing activities	4,780	330

Net investing cash flows	(18,726)	(32,485)

Net proceeds (repayment of)/from interest bearing liabilities	7,157	8,644
Share buy-back	–	(83)
Dividends paid	(7,004)	(6,220)
Contribution from non-controlling interest	73	101
Other financing activities	(424)	(403)

Net financing cash flows	(198)	2,039

Net increase/(decrease) in cash and cash equivalents	1,230	(5,187)

Net operating cash flow of US$20.2 billion declined by 20 per cent from US$25.3 billion in FY2012. A decrease of US$4.2 billion in cash flow generated from the operation, an increase of US$374 million in net interest paid and an income tax refund of US$530 million received in FY2012 were the major contributors to that decline.

A US$13.8 billion reduction in net investing cash outflows to US$18.7 billion primarily reflected the acquisition of Petrohawk Energy Corporation in the prior period and a US$4.5 billion increase in proceeds from asset sales. Capital and exploration expenditure totalled US$23.6 billion in FY2013. Expenditure on major growth projects was US$18.7 billion, including US$6.9 billion on Petroleum projects and US$11.8 billion on Minerals projects. Capital expenditure on sustaining and other items was US$3.5 billion. Exploration expenditure was US$1.4 billion, including US$1.0 billion classified within net operating cash flows. The breakdown of capital and exploration expenditure by Business is set out in section 1.6.3.

Net financing cash flows included proceeds from borrowings of US$9.2 billion and were partially offset by debt repayments of US$2.0 billion and dividend payments to our shareholders of US$6.2 billion. Proceeds from borrowings include the issuance of a two tranche Euro bond of €2.0 billion, a two tranche Sterling bond of £1.75 billion, an Australian dollar bond of A$1.0 billion, a Euro bond of €750 million and a Canadian dollar bond of C$750 million.

2.5.12 Net debt and sources of liquidity

Gearing and net debt

Year ended 30 June 2014 compared with year ended 30 June 2013

An analysis of the gearing and net debt for FY2014 compared to FY2013 is included in section 1.15.5.

Year ended 30 June 2013 compared with year ended 30 June 2012

Net debt, comprising Interest bearing liabilities less Cash and cash equivalents, was US$27.5 billion, which represented an increase of US$5.3 billion compared with the net debt position at 30 June 2012. Gearing, which is the ratio of net debt to net debt plus net assets, was 26.8 per cent at 30 June 2013, compared with 24.3 per cent at 30 June 2012. The primary reason for the increase in gearing during FY2013 was due to the issue of bonds during the period.

Cash at bank and in hand less overdrafts at 30 June 2013 was US$5.7 billion compared with US$4.5 billion at 30 June 2012. Included within this were short-term deposits at 30 June 2013 of US$3.2 billion compared with US$3.3 billion at 30 June 2012.

3    Corporate Governance Statement

3.1    Governance at BHP Billiton

Dear Shareholder

Welcome to BHP Billiton’s Corporate Governance Statement.

At BHP Billiton, we have a governance framework that goes beyond an interest in governance for its own sake or the need to comply with regulatory requirements. Instead, we believe that high-quality governance supports long-term value creation. Simply put, we think good governance is good business, and our approach is to adopt what we consider to be the better of the prevailing governance standards in Australia, the United Kingdom and the United States.

In the same spirit, we do not see governance as just a matter for the Board. Good governance is also the responsibility of executive management and is embedded throughout the organisation.

The diagram on the following page describes the governance framework at BHP Billiton. It shows the interaction between the shareholders and the Board, demonstrates how the Board Committee structure facilitates the interaction between the Board and the Chief Executive Officer (CEO) and illustrates the flow of delegation from shareholders. We have robust processes in place to ensure that the delegation flows through the Board and its committees to the CEO and Group Management Committee (GMC) and into the organisation. At the same time, accountability flows back upwards from the Company to shareholders. This process helps to ensure alignment with shareholders.

As part of our corporate planning cycle, we have embedded a range of scenarios that are reviewed annually and updated by the Group with the GMC’s involvement. The scenarios, and the governance process supporting them, also form part of the Board agenda.

These scenarios provide a lens to assess the performance of our business portfolio. They include assumptions around carbon and commodity prices, currencies, costs and tax rates and ranges for a number of risks that face the Group, including climate change, global growth, levels of trade, geopolitical situation and technology focus. All of the scenarios are used to inform BHP Billiton’s strategy and the resilience of our diversified asset portfolio over the short and long term.

Regardless of which direction the world may take, we will always be guided by Our Charter values, including our value of Sustainability, in how we operate our business, interact with our stakeholders and plan for the future.

As we set out later in this report, while the five committees have accountability for making recommendations to the Board on certain matters such as remuneration and sustainability, we ensure that all the Board members have oversight and the opportunity for full discussion of those issues through the committee report-out process to the full Board.

Our BHP Billiton Charter is core to the governance framework of BHP Billiton. It embodies our corporate purpose, strategy and values, and defines when we are successful. We foster a culture that values and rewards high ethical standards, personal and corporate integrity and respect for others.

We live the values of Our Charter and adhere to the standards of conduct required by our BHP Billiton Code of Business Conduct.

BHP Billiton governance structure

Appointment of Mr Brinded

We are focused on enhancing the diversity of perspective on the Board. We do this in a structured manner, looking out over a five-year period at the skills, backgrounds, knowledge, experience and diversity on the Board. The right blend of skills, experience and perspective is critical to ensuring the Board oversees BHP Billiton effectively for shareholders. As a result of this process, and as described in last year’s Annual Report, we have been seeking additional upstream oil, gas and shale experience.

We are therefore pleased that Malcolm Brinded joined the Board as a Non-executive Director and member of the Sustainability Committee in April 2014. Mr Brinded served on the Board of Royal Dutch Shell plc between 2002 and 2012. During his 37-year career with Shell, he held leadership roles, including Executive Director of Exploration and Production, Executive Director of Upstream International and UK Country Chair and Managing Director. His appointment reflects the structured and rigorous approach to the Board’s succession and planning.

Ongoing renewal

As part of our ongoing renewal of the Board, we announced in August that David Crawford will be retiring from the Board after the forthcoming Annual General Meetings. Mr Crawford has been appointed Chairman-designate of the new company that BHP Billiton plans to form in a demerger. On behalf of all shareholders, I would like to thank him for his exceptional service to the Board and the Group over many years and wish him all the best for the future. It is also intended that Keith Rumble will become a Non-executive Director of the demerged company, and that he will retire from the BHP Billiton Board at or around the time the demerger is completed (currently scheduled for mid-2015).

In relation to gender diversity, the Board has set a goal of increasing the number of women on the Board to at least three. This remains our target, which we aim to achieve by the end of 2015. More details about the Board’s diversity of skills and experience are set out in section 3.8 of this Annual Report.

Continuous improvement

The Board has a commitment to ongoing improvement. This year, we conducted an externally facilitated review of the Board, and a range of improvements to the Board’s work and effectiveness has been agreed, which are set out in section 3.11. In particular, the formalising of a focused strategy day built around scenarios and sign posts for future developments provides an opportunity for the Board to undertake a deeper dive into a range of strategic and long-term plans.

I hope you find this description of our corporate governance useful and look forward to receiving any feedback that fellow shareholders may have.

Jac Nasser AO

Chairman

11 September 2014

3.2    Board of Directors and Group Management Committee

3.2.1    Board of Directors

Jac Nasser AO, BBus, Hon DT, 66

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

Other directorships and offices (current and recent):

•	Director of 21st Century Fox (since June 2013).

•	Consultant to One Equity Partners (since March 2013) (Partner from November 2002 until March 2010, Non-Executive Advisory Partner from March 2010 to March 2013).

•	Member of Australian Prime Minister’s Business Advisory Council (since December 2013).

•	Member of the International Advisory Council of Allianz Aktiengesellschaft (since February 2001).

•	Former Director of British Sky Broadcasting Group plc (from November 2002 to November 2012).

Board Committee membership:

•	Chairman of the Nomination and Governance Committee.

Andrew Mackenzie BSc (Geology), PhD (Chemistry), 57

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

Other directorships and offices (current and recent):

•	Director of the Grattan Institute (since May 2013).

•	Director of the International Council on Mining and Metals (since May 2013).

•	Former Non-executive Director of Centrica plc (from September 2005 to May 2013).

Board Committee membership:

•	None.

Malcolm Brinded CBE, MA, 61

Independent Non-executive Director

Director of BHP Billiton Limited and BHP Billiton Plc since April 2014.

Skills and experience: Malcolm has extensive experience in energy, governance and sustainability. He served as a member of the Board of Directors of Royal Dutch Shell plc from 2002 to 2012. During his 37-year career with Shell, he held various leadership positions in the United Kingdom, Europe, the Middle East and Asia, including Executive Director of Exploration and Production, Executive Director of Upstream International and Chairman and Upstream Managing Director of Shell UK.

Other directorships and offices (current and recent):

•	Director of CH2M Hill Companies, Ltd (since July 2012).

•	Director of Network Rail Ltd; Network Rail Infrastructure Ltd (since October 2010).

•	Former Director of Royal Dutch Shell plc (from July 2002 to March 2012, including as a Director of Royal Dutch Petroleum and Shell Transport and Trading Ltd prior to unification of Shell’s corporate structure).

•	Former Director of Shell Petroleum N.V. (from July 2002 to March 2012).

•	Chairman of the Shell Foundation (since July 2009 and Trustee since June 2004).

•	Vice President of The Energy Institute, UK (since October 2013).

Board Committee membership:

•	Member of the Sustainability Committee.

Malcolm Broomhead MBA, BE, 62

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

Board Committee memberships:

•	Member of the Sustainability Committee.

•	Member of the Finance Committee.

Sir John Buchanan BSc, MSc (Hons 1), PhD, 71

Senior Independent Director, BHP Billiton Plc

Director of BHP Billiton Limited and BHP Billiton Plc since February 2003.

Skills and experience: Educated at Auckland, Oxford and Harvard, Sir John Buchanan has broad international business experience gained in large and complex international businesses. Sir John has substantial experience in the petroleum industry and knowledge of the international investor community. Sir John has held various leadership roles in commercial, strategic, financial, operational and marketing positions, including executive experience in different countries. Sir John is a former Executive Director and Group Chief Financial Officer of BP.

Other directorships and offices (current and recent):

•	Chairman of the International Chamber of Commerce (UK) (since May 2008).

•	Former Chairman of the UK Trustees for the Christchurch Earthquake appeal (from April 2011 to September 2014).

•	Former Chairman of Smith & Nephew Plc (from April 2006 to April 2014) and former Deputy Chairman (from February 2005 to April 2006).

•	Former Chairman of ARM Holdings Plc (UK) (from May 2012 to March 2014).

•	Former member of Advisory Board of Ondra Bank (from June 2009 to November 2013).

•	Former Deputy Chairman and Senior Independent Director of Vodafone Group Plc (from July 2006 to July 2012) and Director (from April 2003 to July 2012).

•	Former Director of AstraZeneca Plc (from April 2002 to April 2010).

Board Committee memberships:

•	Chairman of the Remuneration Committee.

•	Member of the Nomination and Governance Committee.

Carlos Cordeiro AB, MBA, 58

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

David Crawford AO, BComm, LLB, FCA, FCPA, 70

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

Mr Crawford is the Chairman-designate of the new company that BHP Billiton plans to form in the proposed demerger. Mr Crawford will retire from the BHP Billiton Board in November 2014.

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

Pat Davies BSc (Mechanical Engineering), 63

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

Carolyn Hewson AO, BEc (Hons), MA (Econ), 59

Independent Non-executive Director

Director of BHP Billiton Limited and BHP Billiton Plc since March 2010.

Skills and experience: Ms Hewson is a former investment banker and has over 30 years’ experience in the finance sector. Ms Hewson was previously an Executive Director of Schroders Australia Limited and has extensive financial markets, risk management and investment management expertise. Ms Hewson is a former Director of BT Investment Management Limited, Westpac Banking Corporation, AMP Limited, CSR Limited, AGL Energy Limited, the Australian Gas Light Company, South Australian Water and the Economic Development Board of South Australia.

Other directorships and offices (current and recent):

•	Member of Australian Federal Government Financial Systems Inquiry (since January 2014).

•	Director of Stockland Group (since March 2009).

•	Member of the Advisory Board of Nanosonics Limited (since June 2007).

•	Former Director of BT Investment Management Limited (from December 2007 to December 2013).

•	Former Director and Patron of the Neurosurgical Research Foundation (from April 1993 to December 2013).

•	Former Trustee and Chairman of Westpac Buckland Fund (from January 2011 to December 2013) and Chairman of Westpac Matching Gifts Limited (from August 2011 to December 2013), together known as the Westpac Foundation.

•	Former Director of Westpac Banking Corporation (from February 2003 to June 2012).

Board Committee memberships:

•	Member of the Risk and Audit Committee.

•	Member of the Remuneration Committee.

Lindsay Maxsted DipBus (Gordon), FCA, FAICD, 60

Independent Non-executive Director

Director of BHP Billiton Limited and BHP Billiton Plc since March 2011.

Skills and experience: Mr Maxsted is a corporate recovery specialist who has managed a number of Australia’s largest corporate insolvency and restructuring engagements and, until 2011, continued to undertake consultancy work in the restructuring advisory field. He was the Chief Executive Officer of KPMG Australia between 2001 and 2007. Mr Maxsted is the Board’s nominated ‘audit committee financial expert’ for the purposes of the US Securities and Exchange Commission Rules, and the Board is satisfied that he has recent and relevant financial experience for the purposes of the UK Financial Conduct Authority’s Disclosure and Transparency Rules and the UK Corporate Governance Code.

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

Wayne Murdy BSc (Business Administration), CPA, 70

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

Board Committee memberships:

•	Member of the Risk and Audit Committee.

•	Member of the Finance Committee.

Keith Rumble BSc, MSc (Geology), 60

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

It is intended that Mr Rumble will become a Non-executive Director of the new company that BHP Billiton plans to form in the proposed demerger. Mr Rumble would retire from the BHP Billiton Board at the time the shareholders vote on this demerger proposal.

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

John Schubert AO, BCh Eng, PhD (Chem Eng), 71

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

Other directorships and offices (current and recent):

•	Chairman of Garvan Institute of Medical Research (since May 2013).

•	Chairman of the Great Barrier Reef Foundation (since November 2004).

•	Former Chairman of G2 Therapies Pty Limited (from November 2000 to April 2013).

•	Former Director of Qantas Airways Limited (from October 2000 to November 2012).

•	Former Chairman (from November 2004 to February 2010) and Director (from October 1991 to February 2010) of Commonwealth Bank of Australia.

Board Committee memberships:

•	Chairman of the Sustainability Committee.

•	Member of the Remuneration Committee.

•	Member of the Nomination and Governance Committee.

Baroness Shriti Vadera MA, 52

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

Jane McAloon BEc (Hons), LLB, GDipGov, FCIS, 50

President, Governance and Group Company Secretary and Chairman of the Disclosure Committee.

Skills and experience: Ms McAloon was appointed to the Group Management Committee as President, Governance and Group Company Secretary in May 2013 after serving as Group Company Secretary since July 2007. Ms McAloon joined the BHP Billiton Group in September 2006 as Company Secretary for BHP Billiton Limited. Prior to joining BHP Billiton, she held the position of Company Secretary and Group Manager External and Regulatory Services in the Australian Gas Light Company. She previously held various Australian State and Commonwealth government positions, including Director General of the New South Wales Ministry of Energy and Utilities and Deputy Director General for the New South Wales Cabinet Office, as well as working in private legal practice. She is a Non-executive Director of Energy Australia, a Fellow of the Institute of Chartered Secretaries and Fellow of Australian Institute of Company Directors.

3.2.2    Group Management Committee

Andrew Mackenzie BSc (Geology), PhD (Chemistry), 57

Chief Executive Officer and Executive Director

Chairman of the Group Management Committee

Mr Mackenzie commenced as Chief Executive Officer in May 2013. He joined BHP Billiton in November 2008 as Chief Executive Non-Ferrous. Prior to BHP Billiton, he worked at Rio Tinto, where he was Chief Executive of Diamonds and Minerals, and BP, where he held a number of senior roles, including Group Vice President for Technology and Engineering, and Group Vice President for Chemicals. In July 2014 he was elected a Fellow of the Royal Society.

Peter Beaven BAcc, CA, 47

President, Copper

Mr Beaven was appointed President, Copper in May 2013. Previously he was the President of Base Metals and prior to that appointment, in November 2010, President of BHP Billiton’s Manganese business, and Vice President and Chief Development Officer for Carbon Steel Materials. He has wide experience across a range of regions and businesses in BHP Billiton, UBS Warburg, Kleinwort Benson and PricewaterhouseCoopers.

Mr Beaven will be appointed as Chief Financial Officer, effective 1 October 2014.

Tony Cudmore BA (Politics and Economics), 45

President, Corporate Affairs (since 3 March 2014)

Mr Cudmore joined BHP Billiton as President, Corporate Affairs in March 2014. Prior to BHP Billiton, Mr Cudmore worked with ExxonMobil for 13 years and held a wide range of senior and global Corporate Affairs roles in Australia and the United States. Before joining ExxonMobil, Mr Cudmore was a Media Relations and Policy Adviser before becoming Principal Adviser to then Premier of Victoria, The Hon Jeff Kennett MP, followed by his role as Assistant Director of the Australian Institute of Petroleum.

Tim Cutt BSc, 54

President, Petroleum and Potash (since 2 July 2013)

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

Dean Dalla Valle MBA, 55

President, Coal

Mr Dalla Valle was appointed President, Coal in May 2013. He has 37 years’ experience in BHP Billiton. Mr Dalla Valle was previously the President of the Uranium business for three years and prior to that held the positions of Asset President, Olympic Dam, Asset President, Cannington silver mine and Vice President Ports, Iron Ore. He was also the General Manager of the Appin, Tower and West Cliff Collieries for Illawarra Coal.

Mike Fraser BCom, MBL, 49

President, Human Resources (since 27 August 2013)

Mr Fraser joined BHP Billiton in January 2000. Mr Fraser joined the Group Management Committee in August 2013 as President, Human Resources. He was previously Head of Group Human Resources. Before becoming Head of Human Resources, Mike was Asset President Mozal, based in Mozambique. His previous roles with the Company included Human Resources Vice President for the Aluminium and Energy Coal businesses.

Geoff Healy BEc, LLB, 48

Chief Legal Counsel

Mr Healy joined BHP Billiton as Chief Legal Counsel in June 2013. Prior to BHP Billiton, Mr Healy was a partner at Herbert Smith Freehills for 16 years, and a member of its Global Partnership Council, and worked widely across its network of Australian and international offices. His core field of expertise is complex corporate and regulatory advisory work, risk management, investigations and disputes.

Mike Henry BSc (Chem), 48

President, HSE, Marketing and Technology

Mr Henry joined BHP Billiton in 2003 and has served as President, HSE, Marketing and Technology since May 2013. Prior to this, he was Chief Marketing Officer. His earlier career with BHP Billiton included various business development and marketing roles, including Marketing Director for Petroleum, Marketing Director for Energy Coal and Freight and Vice President, Business Development for the Energy Coal Business. Prior to joining BHP Billiton, Mr Henry worked for Mitsubishi Corporation, where he held a number of commercial roles.

Graham Kerr BBus, FCPA, 43

Chief Financial Officer and Chairman of the Investment Committee and Financial Risk Management Committee

Mr Kerr joined BHP Billiton in 1994 and was appointed Chief Financial Officer in November 2011. Prior to this, he was President of Diamonds and Specialty Products. Mr Kerr has worked in a wide range of finance, treasury and operational roles across the Group, and has held the positions of Chief Financial Officer of Stainless Steel Materials, Vice President, Finance – BHP Billiton Diamonds and Finance Director for the EKATI diamond mine. In 2004, Mr Kerr left BHP Billiton for a two-year period, when he was General Manager Commercial for Iluka Resources Ltd.

In August 2014, Mr Kerr was appointed as Chief Executive Officer-designate of the new company that BHP Billiton plans to form in the proposed demerger. Mr Kerr will retire from the Group Management Committee, and as Chief Financial Officer of BHP Billiton, on 1 October 2014.

Jane McAloon BEc (Hons), LLB, GDipGov, FCIS, 50

President, Governance and Group Company Secretary and Chairman of the Disclosure Committee

Ms McAloon was appointed to the Group Management Committee as President, Governance and Group Company Secretary in May 2013, after serving as Group Company Secretary since July 2007. Ms McAloon joined the BHP Billiton Group in September 2006 as Company Secretary for BHP Billiton Limited.

Daniel Malchuk BEng, MBA, 49

President, Aluminium, Manganese and Nickel

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

Jimmy Wilson BSc (Mechanical Engineering), 52

President, Iron Ore

Mr Wilson was appointed President, Iron Ore in March 2012. He has had an extensive career in the mining industry, and held key managerial and operational roles throughout BHP Billiton including President, Energy Coal (2009 – 2012) and President, Stainless Steel Materials (2007 – 2009). Prior to these roles, Mr Wilson was President and Chief Operating Officer Nickel West, President and Chief Operating Officer Samancor Chrome and General Manager of Billiton’s Bayside Aluminium.

Karen Wood BEd, LLB (Hons), 58

President (until 19 August 2014)

Ms Wood joined BHP Billiton in 2001. Her previous positions were President Corporate Affairs, Chief People Officer, Chief Governance Officer, Special Adviser and Head of Group Secretariat and Group Company Secretary. Prior to her retirement from the GMC, she provided advice to the Chief Executive Officer and worked on a range of significant corporate and Board issues. Ms Wood retired from BHP Billiton on 20 August 2014 and will continue to provide advice and assistance, on an ongoing consultancy basis, to the Chief Executive Officer and Board of Directors on several matters including the proposed demerger. Before joining BHP Billiton, she was General Counsel and Company Secretary for Bonlac Foods Limited.

3.3    Shareholder engagement

Part of the Board’s commitment to high-quality governance is expressed through the approach BHP Billiton takes to engaging and communicating with shareholders. We encourage shareholders to make their views known to us.

Our shareholders are based across the globe. Outside of the Annual General Meeting (AGM), which is an important step in the governance and investor engagement process and is described below, the Board uses a range of formal and informal communication channels to understand shareholder views to ensure it can represent shareholders in governing BHP Billiton. Regular proactive engagement with institutional shareholders and investor representative organisations takes place in Australia, South Africa, the United Kingdom and the United States. The purpose of these meetings is to discuss the full range of governance issues, as well as the broad strategy of the Group. They offer an important opportunity to build relationships and to engage directly with governance managers, fund managers and governance advisers. The meetings are led by:

•	the Chairman, supported by the Group Governance and Company Secretariat team – strategy, governance and remuneration;

•	the Remuneration Committee Chairman and Senior Independent Director – governance and remuneration;

•	the CEO, Chief Financial Officer (CFO), senior management and the Investor Relations team – strategy, financial and operating performance. Important briefings are webcast live from our website: www.bhpbilliton.com. During FY2014, meetings between management, shareholders and bondholders were held in Australia, Canada, South Africa, Singapore, the UK and the US as part of our commitment to engage with providers of all types of capital;

•	the Head of Health, Safety, Environment and Community (HSEC) – HSEC strategy and briefings. Each year, we conduct group and one-on-one meetings with investors focused on key HSEC issues. During FY2014, these took place in Australia and the UK, with group meetings in mainland Europe held by conference call;

•	Group Governance and Company Secretariat – governance strategy and briefings. The Governance and Company Secretariat team provides a conduit to enable the Board and its committees to remain abreast of evolving investor expectations and to continuously enhance the governance processes of the Group.

The Chairman’s meetings are scheduled throughout the year to ensure continual feedback. This is designed to ensure that issues can be discussed separate to the AGM, and, where appropriate, allows time to respond to feedback and shape new policies for the forthcoming financial year. During FY2014, the Chairman’s meetings included investors in Australia, the UK and the US. Alongside these meetings, Group Governance and Investor Relations met with shareholders in South Africa.

As a Group, we take a coordinated approach to investor engagement, and during the year responded to a wide range of shareholders, their representatives and non-governmental organisations. Issues covered included climate change and strategic risk assessment; water management; hydraulic fracturing; joint venture governance; tax; remuneration; and collective bargaining.

Shareholders can contact us at any time through our Investor Relations team, with contact details available on our website: www.bhpbilliton.com. Feedback from shareholders is regularly reported to the Board. Shareholder and analyst feedback is shared with the Board through the Chairman, the Chairman of the Remuneration Committee (also the Senior Independent Director), other Directors, the CEO, the CFO and the Group Company Secretary. In addition, the Head of Investor Relations and Vice President Governance provide regular reports to the Board on shareholder and governance manager feedback and analysis. This approach provides a robust mechanism to ensure Directors are aware of issues raised and have a good understanding of current shareholder views.

Annual General Meetings

The AGMs are an opportunity for shareholders to ask questions of the Board.

Our Dual Listed Company (DLC) structure means that we hold two AGMs each year. The AGMs are important dates in the BHP Billiton calendar. In October each year, the BHP Billiton Plc meeting is held in the United Kingdom, and in November, the BHP Billiton Limited meeting is held in Australia. These meetings provide an update for shareholders on the Group’s performance and offer an opportunity for shareholders to ask questions and vote. Shareholders vote on important matters affecting the Group, including the election of Directors, any changes to our constitutional documents, the receipt of annual Financial Statements and incentive arrangements for the Executive Director. Shareholders may appoint proxies electronically through our website and may also use the BHP Billiton mobile voting service for smart phones. The Notice of Meeting describes how this can be done. As described above, a key part of our approach to governance is that shareholders’ views are heard and understood. The AGMs provide an important forum to enable this.

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

Information relating to the 2013 AGM is available online at

www.bhpbilliton.com/home/investors/shareholderinfo/Pages/Meetings.aspx.

3.4    Role and responsibilities of the Board

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

The Board Governance Document also specifies the role of the Chairman, the membership of the Board and the role and conduct of Non-executive Directors. Further information is at sections 3.5 to 3.8.

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

The CEO is delegated authority to take all decisions and actions that further the corporate purpose of creating long-term shareholder value through the discovery, acquisition, development and marketing of natural resources. This is subject to the limits imposed by the Board on the CEO’s decision-making authority and set out in the Board Governance Document, and the matters the Board has specifically reserved for its decision, including in the Group’s authorities framework. The CEO remains accountable to the Board for the authority that is delegated and for the performance of the Group with the expectation that the CEO works in a constructive partnership with the Board. The Board monitors the decisions and actions of the CEO and the performance of the Group to gain assurance that progress is being made towards the corporate purpose within the limits imposed through the

Group’s governance assurance framework. The Board also monitors the performance of the Group and assesses its risk profile through its committees. Reports from each of the committees are set out in section 3.14.

The CEO is required to report regularly in a spirit of openness and trust on the progress being made by the Group. The Board and its committees determine the information required from the CEO and any employee or external party, including the External Auditor. Open dialogue between individual members of the Board and the CEO and other members of the management team is encouraged to enable Directors to gain a better understanding of the Group.

Independent advice

The Board and its committees may seek advice from independent experts whenever it is considered appropriate. Individual Directors, with the consent of the Chairman, may seek independent professional advice on any matter connected with the discharge of their responsibilities at the Group’s expense.

Strategic focus and review

Within this framework, at the start of the calendar year, the Board agrees its strategic focus and priorities for the year ahead. This ensures that the work of the Board is aligned with the corporate purpose and takes into account external factors, such as commodity market developments, and changes to the operating and regulatory environment.

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

Key activities during the year

BHP Billiton’s strategy to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market remains the foundation for creating shareholder value. At the end of FY2014, the Group had seven major projects and one other project under development with a combined budget of US$14.1 billion. Beyond our current projects in execution, the Board believes that the Group’s diversified portfolio is a point of differentiation and allows us to maintain an internal focus. As we concentrate investment in our major basins, it is expected that fewer projects will pass through our tollgate and prospective investment returns will rise. We believe that an average rate of return of greater than 20 per cent (ungeared, after tax, nominal dollars) is achievable for our favoured development options.

No major growth projects were approved during FY2014. Our commitment to maintain a solid ‘A’ credit rating remains unchanged. Within this context, the Board approved a range of business decisions, including:

•	the investment of US$1.97 billion (BHP Billiton share) to sustain operations at Escondida in Chile, by constructing a new 2,500 litre per second sea water desalination facility;

•	the investment of US$2.6 billion, spread over a number of years, to finish the excavation and lining of the Jansen Potash Project production and service shafts, and to continue the installation of essential surface infrastructure and utilities;

•	the pricing of a four tranche Global Bond comprising US$500 million Senior Floating Rate Notes due 2016, paying interest at three-month US Dollar LIBOR plus 25 basis points, US$500 million 2.050 per cent Senior Notes due 2018, US$1.5 billion 3.850 per cent Senior Notes due 2023 and US$2.5 billion 5.000 per cent Senior Notes due 2043;

•	the redemption of all outstanding Petrohawk Energy Corporation Senior Notes due 2014 and 2015 with a total aggregate principal value of approximately US$1.4 billion;

•	the appointment of Mike Fraser as President, Human Resources, and Tony Cudmore as President, Corporate Affairs, as part of the senior management team following the appointment of Andrew Mackenzie as CEO;

•	after the year-end, the redemption of all outstanding Petrohawk Energy Corporation Senior Notes due 2018 and 2019 with a total aggregate principal value of approximately US$1.8 billion;

•	also after the year-end, announcing plans to create an independent global metals and mining company based on a demerger of a selection of the Group’s high-quality aluminium, coal, manganese, nickel and silver assets subject to the receipt of satisfactory third party approvals, final Board approval to proceed and shareholder approval; and

•	the retirement of Graham Kerr from the GMC with effect from 1 October 2014, his appointment as Chief Executive Officer-designate of the planned demerged company, his replacement as BHP Billiton CFO by Peter Beaven, currently President, Copper and the retirement from the GMC of Karen Wood on 19 August 2014.

Board and committee renewal

Another significant activity during the year was Board and committee succession planning and renewal. The Board believes that orderly succession planning and renewal is in the best interests of the Group. During FY2014, Mr Brinded was appointed to the Board, with effect from 15 April 2014, and subsequently joined the Sustainability Committee. In addition, Carolyn Hewson joined the Remuneration Committee in January 2014. As noted above, David Crawford intends to retire from the Board following the BHP Billiton Limited AGM. He has been appointed as Chairman-designate of the planned demerged company. The Board also intends to appoint Keith Rumble to the demerged company Board.

3.5    Board membership

The Board currently has 14 members, each of whom must seek re-election by shareholders annually. Of these, 13, including the Chairman, are independent Non-executive Directors. The Non-executive Directors are considered by the Board to be independent of management and free from any business relationship or other circumstance that could materially interfere with the exercise of objective, unfettered or independent judgement. Further information on the process for assessing independence is in section 3.10.

In terms of Non-executive Directors, the Nomination and Governance Committee retains the services of external recruitment specialists to continue to assist in the identification of potential candidates for the Board.

The Board considers that there is an appropriate balance between Executive and Non-executive Directors to promote shareholder interests and govern the Company effectively. While the Board includes a smaller number of Executive Directors than is common for UK-listed companies, its composition is appropriate for the DLC structure and is in line with Australian-listed company practice. In addition, the Board has extensive access to members of senior management, who frequently attend Board meetings, where they make presentations and engage in discussions with Directors, answer questions, and provide input and perspective on their areas of responsibility. The Board, led by the Chairman, also deliberates in the absence of management at the beginning and end of each meeting.

The Directors of the Group along with their biographical details are set out in section 3.2.1.

3.6    Chairman

The Chairman, Jac Nasser, is considered by the Board to be independent. He was appointed Chairman of the Group from 31 March 2010 and has been a Non-executive Director of the Group since 6 June 2006. Mr Nasser was last re-elected at the 2013 AGMs and, in accordance with the Group’s policy that each Director stand for election annually, will stand for re-election in 2014.

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

The Board considers that none of Mr Nasser’s other commitments (set out in section 3.2.1) interfere with the discharge of his responsibilities to the Group. The Board is satisfied that he makes sufficient time available to serve the Group effectively.

The Group does not have a Deputy Chairman, but has identified John Schubert to act as Chairman should the need arise at short notice.

3.7    Senior Independent Director

The Board has appointed Sir John Buchanan as the Senior Independent Director of BHP Billiton Plc in accordance with the UK Corporate Governance Code. Sir John is available to shareholders who have concerns that cannot be addressed through the Chairman, CEO or CFO. As Senior Independent Director, he also provides a sounding board for the Chairman and serves as an intermediary for other Directors if necessary.

3.8    Director skills, experience and attributes

Skills, experience and attributes required

The Board considers that a diversity of skills, backgrounds, knowledge, experience, geographic location, nationalities and gender is required in order to effectively govern the business. The Board and its Nomination and Governance Committee work to ensure that the Board continues to have the right balance of skills, experience, independence and Group knowledge necessary to discharge its responsibilities in accordance with the highest standards of governance.

In order to govern the Group effectively, Non-executive Directors must have a clear understanding of the Group’s overall strategy, together with knowledge about the Group and the industries in which it operates. Non-executive Directors must be sufficiently familiar with the Group’s core business to be effective contributors to the development of strategy and to monitor performance. Part of the required understanding of strategy and the core business is the requirement to understand the risks that the Group faces and the processes in place to mitigate and manage those risks. We operate in an uncertain external environment, and the Group is exposed to many material risks across its operations, including some that are systemic such as financial risks and climate change. All those risks are factored into the Board’s approach to strategy and its assessment of an optimised portfolio. The risk management governance structure is set out in section 3.15.

The Board Governance Document requires that Directors demonstrate unquestioned honesty and integrity, preparedness to question, challenge and critique, and a willingness to understand and commit to the highest standards of governance. Directors must commit to the collective decision-making processes of the Board. Individual Directors are required to debate issues openly and constructively, and are free to question or challenge the opinions of others. Directors must also commit to active involvement in Board decisions and the application of strategic thought to matters in issue. Directors must be clear communicators and good listeners who actively contribute to the Board in a collegial manner. Each Director must ensure that no decision or action is taken that places his or her interests in front of the interests of the Company.

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

Current Board profile

The following table sets out the key skills and experience of the Directors and the extent to which they are represented on the Board and its committees. As a Board, the Non-executive Directors contribute:

•	international business and senior executive experience;

•	relevant operating experience;

•	understanding of the sectors in which we operate;

•	knowledge of world capital markets;

•	regulatory and government policy experience;

•	an understanding of the health, safety, environmental and community challenges that we face;

•	experience of managing in the context of uncertainty, and an understanding of the risk environment of the Group, and the potential for risk to impact our health and safety, environment, community, reputation, regulatory, market and financial performance.

The Executive Director brings additional perspectives to the Board’s work through a deep understanding of the Group’s business.

In addition to the skills and experience set out in the table, the Board considers that each Director has the following attributes:

•	unquestioned honesty and integrity;

•	a proven track record of creating value for shareholders;

•	time available to undertake the responsibilities;

•	an ability to apply strategic thought to matters in issue;

•	an ability to consider materiality and risk tolerance as key considerations in decision-making;

•	a preparedness to question, challenge and critique;

•	a willingness to understand and commit to the highest standards of governance.

Skills and experience	Board	Risk and Audit	Nomination and Governance	Remuneration	Sustainability	Finance
Total Directors	14 Directors	4 Directors	3 Directors	5 Directors	4 Directors	4 Directors

Executive leadership

Sustainable success in business at a very senior executive level in a successful career.	13 Directors	3 Directors	3 Directors	4 Directors	4 Directors	4 Directors

Global experience

Senior management or equivalent experience in multiple global locations, exposed to a range of political, cultural, regulatory and business environments.	14 Directors	4 Directors	3 Directors	5 Directors	4 Directors	4 Directors

Governance

Commitment to the highest standards of governance, including experience with a major organisation that is subject to rigorous governance standards, and an ability to assess the effectiveness of senior management.	14 Directors	4 Directors	3 Directors	5 Directors	4 Directors	4 Directors

Strategy / Risk

Track record of developing and implementing a successful strategy, including appropriately probing and challenging management on the delivery of agreed strategic planning objectives. Track record in developing an asset or business portfolio over the long term that remains resilient to systemic risk.	14 Directors	4 Directors	3 Directors	5 Directors	4 Directors	4 Directors

Skills and experience	Board	Risk and Audit	Nomination and Governance	Remuneration	Sustainability	Finance

Financial acumen

Senior executive or equivalent experience in financial accounting and reporting, corporate finance and internal financial controls, including an ability to probe the adequacies of financial and risk controls.	14 Directors	4 Directors	3 Directors	5 Directors	4 Directors	4 Directors

Capital projects

Experience working in an industry with projects involving large-scale capital outlays and long-term investment horizons.	12 Directors	3 Directors	3 Directors	3 Directors	4 Directors	4 Directors

Health, safety and environment

Experience related to workplace health and safety, environmental and social responsibility, and community.	13 Directors	4 Directors	3 Directors	4 Directors	4 Directors	4 Directors

Remuneration

Board Remuneration Committee membership or management experience in relation to remuneration, including incentive programs and pensions/superannuation and the legislation and contractual framework governing remuneration.	14 Directors	4 Directors	3 Directors	5 Directors	4 Directors	4 Directors

Mining

Senior executive experience in a large mining organisation combined with an understanding of the Group’s corporate purpose to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.	5 Directors	1 Director	0 Directors	1 Director	2 Directors	2 Directors

Skills and experience	Board	Risk and Audit	Nomination and Governance	Remuneration	Sustainability	Finance

Oil and gas

Senior executive experience in the oil and gas industry, including in-depth knowledge of the Group’s strategy, markets, competitors, operational issues, technology and regulatory concerns.	6 Directors	1 Director	2 Directors	3 Directors	2 Directors	1 Director

Marketing

Senior executive experience in marketing and a detailed understanding of the Group’s corporate purpose to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.	12 Directors	2 Directors	3 Directors	4 Directors	4 Directors	4 Directors

Public policy

Experience in public and regulatory policy, including how it affects corporations.	14 Directors	4 Directors	3 Directors	5 Directors	4 Directors	4 Directors

Renewal

The Board plans for its own succession, with the assistance of the Nomination and Governance Committee. In doing this, the Board:

•	considers the skills, backgrounds, knowledge, experience and diversity of geographic location, nationality and gender necessary to allow it to meet the corporate purpose;

•	assesses the skills, backgrounds, knowledge, experience and diversity currently represented;

•	identifies any inadequate representation of those attributes and agrees the process necessary to ensure a candidate is selected who brings them to the Board;

•	reviews how Board performance might be enhanced, both at an individual Director level and for the Board as a whole.

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

The Board has adopted a letter of appointment that contains the terms on which Non-executive Directors will be appointed, including the basis upon which they will be indemnified. The letter of appointment clearly defines the role of Directors, including the expectations in terms of independence, participation, time commitment and continuous improvement. In summary, Directors are expected to constructively challenge; set the values and standards of the Group; monitor the performance of management and of the Group; satisfy themselves as to the adequacy and integrity of the Financial Statements; and satisfy themselves that the systems for the identification and management of risks are robust and appropriate. Directors are also expected to commit sufficient time to carry out their role and to participate in continuous improvement programs and internal reviews to support ongoing development. The letter of appointment also makes it clear that Directors are required to disclose circumstances that may affect, or be perceived to affect, their ability to exercise independent judgement so that the Board can assess independence on a regular basis.

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

In 2011, the Board outlined its aspirational goal of increasing the number of women on the Board to at least three, having appointed Carolyn Hewson and Baroness Shriti Vadera in 2010 and 2011, respectively. The Board remains committed to this goal, and continues to work towards it in a structured manner, looking out over a five-year period. We have used this structured approach now for several years and it provides a robust framework to consider what the Board requires over time, including diversity of gender, background, geography, skills, knowledge and experience.

For the past two years, two executive search firms, JCA Group and Heidrick & Struggles, have produced all-women short lists focused on the United Kingdom, Europe and the United States, which are continually refreshed. The two lists – combined with our skills and experience profile five-year matrix – ensure we maximise the number of female candidates we talk with and consider for appointment. Short-listed candidates are considered by the Nomination and Governance Committee, and during FY2014, the Chairman met regularly with potential female candidates who have a range of backgrounds.

While we are making good progress, our goal is unlikely to be achieved until the end of 2015. Our immediate business imperative in FY2014 has been to appoint an additional Director with skills and experience in the upstream oil and gas sector. The candidate search actively considered both potential female candidates and other diversity considerations, including background, experience and culture. Former Royal Dutch Shell Director, Malcolm Brinded, was appointed to the Board in 2014, bringing specific oil and gas sector experience. The Board also considers that it is important to continue to develop the potential of women at all levels of the Company, and part of the Board’s role is to consider and approve the Group’s measurable objectives, and oversee the Group’s progress towards these objectives. Further information, in relation to the initiatives in place to address diversity across the broader Group, and the impact they are having, is contained in section 1.13.

Board skills, experience and diversity

Note: Percentages in the diagram reflect the number of Directors represented in each category.

3.9    Director induction, training and development

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

Structured opportunities are provided to build knowledge through initiatives such as visits to BHP Billiton sites and briefings provided at Board meetings. Non-executive Directors also build their Group and industry knowledge through the involvement of the GMC and other senior Group employees in Board meetings.

Briefings, site visits and development sessions underpin and support the Board’s work in monitoring and overseeing progress towards the corporate purpose. We therefore continuously build Directors’ knowledge to ensure the Board remains up to date with developments within our Businesses, as well as developments in the markets in which we operate.

During the year, Non-executive Directors participated in the following activities:

•	briefings intended to provide each Director with a deeper understanding of the activities, environment and key issues and direction of the Businesses. These briefings are provided to the Board by senior executives, including GMC members and other team members with operational and non-operational responsibilities. They are comprehensive briefings on the commodities, assets and markets in which we operate, including HSEC, and public policy considerations. The briefings provided during FY2014 covered petroleum (conventional and non-conventional), copper, coal and marketing. When these briefings were combined with a site visit, they took place on-site, otherwise they took place at Board meetings where the relevant executives joined Directors;

•	development sessions on specific topics of relevance, such as climate change, commodity markets, world economy, changes in corporate governance standards, Directors’ duties and shareholder feedback. In relation to climate change the Board spent time, along with its committees, considering systemic climate change considerations relating to the resilience of, and opportunities for, the Group’s portfolio and receiving reports on scenarios and sign posts, which point to longer-term directional change and considering actions to manage the implications of climate change;

•	visits to Khutala Colliery, BECSA, South Africa; Hillside and Bayside, aluminium smelters, South Africa; Worsley, alumina refinery, Australia; and Houston, Petroleum, including briefings on the assets and other relevant issues, and meetings with key personnel;

•	addresses by external speakers, who are generally experts in their field.

These sessions and site visits provide not only an update on the main Businesses and assets, but also allow an opportunity to discuss, in detail, the changing risk environment and the potential for impacts on the achievement of our corporate purpose and business plans. More detail on the management of principal risks is set out in sections 1.7.3 and 3.15. Director involvement and continuous development through site visits, Business Risk and Audit Committee (Business RAC) meetings and on-site briefings are summarised in the following map.

Business RAC meetings take place twice yearly as part of our financial governance framework. Directors who are members of the Board’s Risk and Audit Committee chair the Business RAC meetings. Further information on Business RACs is at section 3.14.1.

Director site visits, on-site briefings and Business RAC meetings 2012-2014

The Nomination and Governance Committee oversees the Directors’ Training and Development Program, and, as part of the yearly review process, the Chairman discusses development areas with each Director. Board committees in turn review and agree their training needs. The benefit of this approach is that induction and learning opportunities can be tailored to Directors’ committee memberships, as well as the Board’s specific areas of focus. In addition, this approach ensures a coordinated process in relation to succession planning, Board renewal, training and development and committee composition, which are all relevant to the Nomination and Governance Committee’s role in securing the supply of talent to the Board.

In addition, each Board committee provides a standing invitation for any Non-executive Director to attend committee meetings (rather than just limiting attendance to committee members). Committee agendas are provided to all Directors to ensure that Directors are aware of matters to be considered by the committees, and can elect to attend meetings where appropriate.

3.10    Independence

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

Tenure

During the year under review, four Directors, David Crawford, John Schubert, Sir John Buchanan and Carlos Cordeiro, have each served on the Board for more than nine years. Dr Schubert, Sir John and Mr Cordeiro are standing for re-election at the 2014 AGMs, having each undergone a formal performance assessment. As noted above, Mr Crawford will retire from the BHP Billiton Board following the BHP Billiton Limited AGM in November 2014.

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

Mr Cordeiro was first appointed to the Board in February 2005. The Board is of the view that Mr Cordeiro continues to make a valuable contribution through his role on the Remuneration Committee as well as to the work of the Board. The Board believes that he continues to act independently in the best interests of the Group.

The Board does not believe that Mr Crawford’s, Dr Schubert’s, Sir John’s or Mr Cordeiro’s tenure materially interferes with their ability to act in the best interests of the Group. The Board also believes that each of them has retained independence of character and judgement and has not formed associations with management (or others) that might compromise their ability to exercise independent judgement or act in the best interests of the Group.

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

Mr Crawford was a partner of KPMG in Australia until his retirement in June 2001. He has had no commercial relationship with KPMG since that time and the Board does not consider Mr Crawford’s independence to be compromised as a result of this association that ended more than 13 years ago.

Some of the Directors hold or previously held positions in companies with which we have commercial relationships. Those positions and companies are set out in the Director profiles in section 3.2.1. The Board has assessed all of the relationships between the Group and companies in which Directors hold or held positions and has concluded that in all cases the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or their ability to act in the best interests of the Group.

A specific instance is Malcolm Broomhead, who, until 29 July 2013, was a Non-executive Director of Coates Group Holdings Pty Limited, a company with which BHP Billiton has commercial dealings. Coates Group provides equipment hire to the mining and resources industry, among others. Prior to and since the appointment of Mr Broomhead as a Director of BHP Billiton, the Board has assessed the relationship between BHP Billiton and Coates Group and remained satisfied that Mr Broomhead was able to apply objective, unfettered and independent judgement and act in the best interests of BHP Billiton. In addition, no commercial dealings with Coates Group were discussed at Board or Board committee level.

A second instance is Mr Crawford, who is an Advisory Board member for the commercial law firm Allens, which advises BHP Billiton on specific matters from time to time, but is not one of BHP Billiton’s relationship law firms. Mr Crawford’s role is as a member of the Advisory Board, a wholly advisory body that does not have decision-making authority for Allens. The Board has assessed the relationship and remains satisfied that Mr Crawford is independent in mind and judgement and is able to apply objective, unfettered and independent judgement and act in the best interests of BHP Billiton. In addition, the allocation of business to Allens was not discussed at Board or Board committee level, and to the extent it is in the future, Mr Crawford will absent himself fully from those deliberations.

A third instance is Malcolm Brinded who is a former executive Director of Royal Dutch Shell Plc, which is a material customer of the BHP Billiton Group. Mr Brinded stepped down from the Board of Shell on 1 April 2012 and left Shell group employment on 30 April 2012. Prior to and since the appointment of Mr Brinded as a Director of BHP Billiton, the Board has assessed the relationship between BHP Billiton and Shell group and remains satisfied that Mr Brinded is able to apply objective, unfettered and independent judgement and act in the best interests of BHP Billiton.

Transactions during the year that amounted to related-party transactions with Directors or Director-related entities under International Financial Reporting Standards (IFRS) are outlined in note 31 to the Financial Statements.

Executive Director

The Executive Director, Andrew Mackenzie, is not considered independent because of his executive responsibilities. Mr Mackenzie does not hold directorships in any other company included in the ASX 100 or FTSE 100.

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

3.11    Board evaluation

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

In addition, the evaluation considers the balance of skills, experience, independence and knowledge of the Company and the Board, its overall diversity, including gender, and how the Board works together as a unit.

The assessment of the Board’s performance is conducted by focusing on individual Directors and Board committees in one year and the Board as a whole in the following year. Our approach has been to conduct an externally facilitated review of the Board of Directors and committees at least every two years. As described in last year’s Annual Report, the FY2013 Board assessment was internally rather than externally facilitated. This was to provide an opportunity for the new management structure to become sufficiently established for a meaningful review, while also adhering to our commitment of continuous improvement. We therefore conducted an external assessment of the Board during FY2014, as set out in more detail below.

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

Directors provide anonymous feedback on their peers’ performance and individual contributions to the Board, which is passed on to the relevant Director via the Chairman. In respect of the Chairman’s performance, Directors provide feedback directly to either Dr Schubert or Sir John as Senior Independent Director. External independent advisers are engaged to assist these processes, as necessary. The involvement of an independent third party has assisted in the evaluation processes being rigorous, fair and ensuring continuous improvement in the operation of the Board and committees, as well as the contributions of individual Directors.

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

Information about the performance review process for executives is set out in section 3.16.

Evaluations conducted in FY2014

During the year under review, the Board conducted an externally facilitated Board assessment, an internal assessment of each Director and an internal committee review to ensure continued compliance with the recently updated committee terms of reference.

Board assessment

The external assessment focused in particular on the Board’s interface with the CEO and senior management; the Board’s priorities; and the focus of the Board committees and their interface with the Board. It also sought the views of the Directors for suggestions for improving the Board’s overall effectiveness. The review was facilitated by JCA Group, and involved an interview with each Director. The findings were discussed in depth by the Board. A range of improvements to the Board’s work and effectiveness will be incorporated into the work of the Board and procedures, including: streamlining of the Board meeting processes and procedures, the introduction of regular Asset President meetings to allow Board members to engage with operating executives on a broad range of issues, and formalisation of the focused Board strategy day. This annual event is built around scenarios and sign posts for future developments and provides an opportunity for the Board to undertake a deeper dive into a range of strategic and long-term plans.

Director assessment

Due to the previous year’s externally facilitated Board assessment, the FY2014 Director assessment was internally facilitated. The overall findings were presented to the Board and discussed. Each Director was provided feedback on their contribution to the Board and its committees. This review supported the Board’s decision to endorse all retiring Directors standing for re-election.

Committee review

During FY2014, an internal review was conducted to confirm continued compliance with each committee’s respective terms of reference, which were updated in FY2013.

During the previous year, we conducted external assessments of the committees, which utilised an electronic survey tool provided by Lintstock, and were focused to draw out views on work, overall effectiveness, decision-making and other processes. Outcomes and recommendations from each committee were considered and approved by the Board prior to implementation.

Enhancements following previous evaluations

Board and committee evaluations conducted in recent years have led to a number of enhancements to Board meeting processes:

•	Board assessment: Following the internal assessment of the Board in FY2013, a number of changes were introduced to enhance the Board’s work and effectiveness. These included introducing formal strategy days to the Board program to support the discussions of strategy that currently take place between management and the Board at each meeting; implementing an updated plan for Board engagement on strategy, execution and monitoring; effective methods for engaging in the increasing number of Board matters considered out of session; increased use of the committee report-out process, which is used for committee chairmen to summarise the key discussions; new items for the training and development of Directors; and updating the format of materials provided to the Board.

•	Chairman’s matters: For some time, the Board has held a closed session at the end of Board meetings. An additional closed session has been incorporated so that all Board meetings start with a closed session of all Directors (there are no members of the GMC present other than the Executive Director and the President Governance and Group Company Secretary). This allows the Chairman to outline matters to be considered by the Board and set the context for the meeting. It is also an opportunity for Directors to raise the items of business they believe warrant particular attention or any other relevant issues.

3.12    Board meetings and attendance

The Board meets as often as necessary to fulfil its role. Directors are required to allocate sufficient time to the Group to perform their responsibilities effectively, including adequate time to prepare for Board meetings. During the reporting year, the Board met eight times, with five of those meetings being held in Australia, two in the United Kingdom and one in the United States. Regularly scheduled Board meetings run over three days (including committee meetings and Director training and development sessions).

Members of the GMC and other members of senior management attended meetings of the Board by invitation. Senior managers delivered presentations on the status and performance of our Businesses and matters reserved for the Board, including the approval of budgets, annual Financial Statements and strategy.

Attendance at Board and Board committee meetings during the year ended 30 June 2014 is set out in the table below.

	Board		Risk and Audit		Nomination and Governance		Remuneration		Sustainability		Finance
	A	B	A	B	A	B	A	B	A	B	A	B
Malcolm Brinded	2	2	–	–	–	–	–	–	2	2	–	–
Malcolm Broomhead	8	8	–	–	–	–	–	–	7	7	10	10
John Buchanan	8	8	–	–	6	6	7	7	–	–	–	–
Carlos Cordeiro	8	8	–	–	–	–	7	7	–	–	–	–
David Crawford	8	8	–	–	–	–	–	–	–	–	10	10
Pat Davies	8	8	–	–	–	–	7	7	–	–	–	–
Carolyn Hewson	8	8	9	9	–	–	3	3	–	–	–	–
Andrew Mackenzie	8	8	–	–	–	–	–	–	–	–	–	–
Lindsay Maxsted	8	8	9	9	–	–	–	–	–	–	10	10
Wayne Murdy	8	8	9	9	–	–	–	–	–	–	10	10
Jac Nasser	8	8	–	–	6	6	–	–	–	–	–	–
Keith Rumble	8	8	–	–	–	–	–	–	7	7	–	–
John Schubert	8	8	–	–	6	6	7	7	7	7	–	–
Shriti Vadera	8	8	9	9	–	–	–	–	–	–	–	–

Column A – indicates the number of scheduled and ad-hoc meetings held during the period the Director was a member of the Board and/or committee.

Column B – indicates the number of scheduled and ad-hoc meetings attended during the period the Director was a member of the Board and/or committee.

3.13    Director re-election

The Board has adopted a policy consistent with the UK Corporate Governance Code, under which all Directors must seek re-election by shareholders annually, if they wish to remain on the Board. This policy took effect at the 2011 AGMs. The Board believes that annual re-election promotes and supports accountability to shareholders, and the combined voting outcome of the BHP Billiton Plc and BHP Billiton Limited 2013 AGMs meant that each Director received more than 97.5 per cent in support of their re-election.

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

3.14    Board committees

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

The terms of reference for each committee are available online at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

3.14.1    Risk and Audit Committee Report

Role and focus

The role of the Risk and Audit Committee (RAC) is to assist the Board in monitoring the decisions and actions of the CEO and the Group and to gain assurance that progress is being made towards the corporate purpose within the limits imposed by the Board, as set out in the Board Governance Document. The RAC discharges its responsibilities by overseeing:

•	the integrity of the Group’s Financial Statements;

•	the appointment, remuneration, qualifications, independence and performance of the External Auditor and the integrity of the audit process as a whole;

•	the plans, performance, objectivity and leadership of the internal audit function and the integrity of the internal audit process as a whole;

•	the effectiveness of the systems of internal controls and risk management;

•	the Group’s systems for compliance with applicable legal and regulatory requirements within the RAC’s area of responsibility;

•	the CEO’s compliance with the relevant CEO limits.

The role of the RAC in the context of the Board’s broader governance framework is summarised in the diagram below. Further information about our approach to risk can be found in sections 1.7 and 3.15 of this Annual Report.

BHP Billiton governance structure – Risk and Audit Committee

The RAC met nine times during the year. Information on meeting attendance by Committee members is included in the table in section 3.12 and information on their qualifications is included in section 3.2.1.

In addition to the regular business of the year, the Committee discussed the proposals for change in the regulatory environment across the jurisdictions in which our securities are listed. These included revisions to the 2012 UK Corporate Governance Code relating to annual reports being fair, balanced and understandable, and the proposals in respect of audit from the European Union and the UK Competition and Markets Authority. Statements relating to tendering of the external audit contract, significant matters relating to the Financial Statements, and the process for evaluating the external audit are set out below.

The RAC continues to monitor regulatory developments in relation to the audit regime and the role of risk and audit committees, and will continue to review and assess how these will impact the Group in the future. In addition, the RAC considered and discussed updates in relation to the ongoing anti-corruption investigation outlined in section 3.17.

Business Risk and Audit committees

To assist management in providing the information necessary to allow the RAC to discharge its responsibilities, Business Risk and Audit committees have been established, incorporating each Business, and for key functional areas such as Marketing and Treasury. These committees, known as Business RACs, operate as committees of management, but are chaired by members of the RAC. The responsible member of the GMC participates in those meetings. Business RACs perform an important monitoring function in the overall governance of the Group.

Significant financial and risk matters raised at Business RAC meetings are reported to the RAC by the Head of Group Reporting and the Head of Group Risk Assessment and Assurance.

Risk and Audit Committee members during the year

Name	Status
Lindsay Maxsted (Chairman) (a)	Member for whole period
Carolyn Hewson	Member for whole period
Wayne Murdy	Member for whole period
Shriti Vadera	Member for whole period

(a)	Mr Maxsted is the Committee’s financial expert nominated by the Board.

Activities undertaken during the year

Fair, balanced and understandable

One of the major items of discussion by the RAC during the year were the revisions to the UK Corporate Governance Code, which requires the Directors to confirm that they consider the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group’s performance, business model and strategy.

The Group has a substantial assurance framework for the Annual Report already in place. This includes management representation letters, CEO and CFO certifications, RAC oversight of the Financial Statements and a range of other financial governance procedures focused on the financial section of the Annual Report, together with detailed verification and internal audit procedures for the narrative reporting section of the Report.

The Board requested the RAC provide advice on whether the Annual Report meets the fair, balanced and understandable requirement and, as a result, the RAC terms of reference were updated to reflect this role. The RAC considered it appropriate to use the UK Corporate Governance Code revisions to enhance the existing project plans that support the preparation of the Annual Report suite, in order to provide the Board with appropriate assurance.

As part of the enhanced assurance process, the following is required:

•	ensuring all individuals involved in the preparation of any part of the Annual Report are briefed on the fair, balanced and understandable requirement, through training sessions for each content manager that detail the key attributes of ‘fair, balanced and understandable’;

•	formalising the process whereby employees who have been closely involved in the preparation of the Financial Statements review the entire narrative for the fair, balanced and understandable requirement, and sign off an appropriate sub-certification;

•	having the key members of the team preparing the Annual Report confirm they have taken the fair, balanced and understandable requirement into account and that they have raised, with the Annual Report project team, any concerns they have in relation to meeting this requirement;

•	amending the Annual Report suite sub-certification to incorporate the requirement;

•	in relation to the new requirement for the auditor to review parts of the narrative report for consistency with the audited Financial Statements, asking the auditor to raise any issues of inconsistency at an early stage.

As a result of the existing and enhanced process, the RAC, and then the Board, were able to confirm their view that BHP Billiton’s 2014 Annual Report taken as a whole is fair, balanced and understandable. The Board’s statement on the report is on page 209.

Integrity of Financial Statements

In addition to the enhanced process above, the RAC continues to assist the Board in assuring the integrity of the Financial Statements. The RAC evaluates and makes recommendations to the Board about the appropriateness of accounting policies and practices, areas of judgement, compliance with Accounting Standards, stock exchange and legal requirements and the results of the external audit. It reviews the half-yearly and annual Financial Statements and makes recommendations on specific actions or decisions (including formal adoption of the Financial Statements and reports) the Board should consider in order to maintain the integrity of the Financial Statements. From time to time, the Board may delegate authority to the RAC to approve the release of the statements to the stock exchanges, shareholders and the financial community.

The CEO and CFO have certified that the 2014 Financial Statements present a true and fair view, in all material respects, of our financial condition and operating results and are in accordance with applicable regulatory requirements.

Significant matters

Another of the new UK Corporate Governance Code provisions that applies to the Group is the requirement to report the significant issues that the RAC considered in relation to the Financial Statements, and how these issues were addressed. During FY2014, the Committee considered the following significant issues:

New accounting standards

The Committee considered and approved accounting policy changes resulting from the application of:

•	IFRS 10 ‘Consolidated Financial Statements’;

•	IFRS 11 ‘Joint Arrangements’;

•	Amendments to IAS 28 ‘Investments in Associates and Joint Ventures’;

•	IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’.

Significant consideration was given to the appropriate application of these new and amended standards and interpretations to BHP Billiton. The Committee reviewed management’s analysis and concurred with its recommendations, which resulted in significant changes to the basis of accounting for Escondida, Samarco and Antamina.

Impairment

The Committee reviewed the results of impairment assessments for Nickel West and Worsley assets in Western Australia and concluded that no further impairment charges or reversals were appropriate. In all cases, specific consideration was given to the most recent foreign exchange and price curves. In the case of Nickel West, specific consideration was given to the following:

•	the impact of the closure of the Leinster Perseverance Underground Mine;

•	anticipated cost savings;

•	additional production volumes available from adjacent developments.

Income tax liabilities

The Committee reviewed the measurement and disclosure of contingent liabilities arising from various income tax matters including the following:

•	transfer pricing issues;

•	status of income tax audits;

•	matters not yet subject to specific consideration by taxation authorities but where uncertainty exists in the law.

Divestments

The Committee reviewed the accounting treatment for the sale of Pinto Valley, United States, and concluded that the gain on sale of US$385 million (after tax) required disclosure as an exceptional item. The Committee also reviewed the sale of the BHP Navajo Coal Company and, while binding agreements for the sale have been entered into, determined that the disposal date for accounting purposes will be achieved only when the risks and rewards ultimately transfer to the acquirer.

Closure and rehabilitation provisions

The Committee reviewed the various changes in estimates for closure and rehabilitation provisions recognised during the year. Consideration was given to the results of the most recently completed surveying data, current cost estimates and appropriate inclusion of contingency in cost estimates to allow for both known and residual risks.

External Auditor

The RAC manages the relationship with the External Auditor on behalf of the Board. It considers the reappointment of the External Auditor each year, as well as remuneration and other terms of engagement, and makes a recommendation to the Board. There are no contractual obligations that restrict the RAC’s capacity to recommend a particular firm for appointment as auditor.

The last audit tender was in 2002, at which time the Group had three external auditors following the completion of the DLC merger. The tender resulted in KPMG and PricewaterhouseCoopers being appointed as joint auditors for FY2003 and a reduction in audit providers. A competitive audit review was undertaken in 2003, which resulted in KPMG being appointed as the External Auditor by the Board on the recommendation of the RAC.

The lead audit engagement partners in both Australia and the United Kingdom have been rotated every five years. The current Australian audit engagement partner was appointed for the FY2010 year-end, and therefore FY2014 was his last year. There has therefore been a transition period to the new engagement partner who took formal responsibility at the start of FY2015. A new UK audit engagement partner was appointed for the FY2013 year-end, and therefore FY2017 is scheduled to be his last year.

During FY2014, the Committee continued to monitor and discuss the UK and EU developments in regard to audit firm tender and rotation. The Committee is satisfied with the External Auditor’s performance and independence and therefore does not believe a tender in the near term is appropriate. Consistent with the guidance on transitional arrangements published by the UK Financial Reporting Council, the Committee’s current intention is to conduct an audit firm tender for either FY2018 or FY2019.

Evaluation of External Auditor and external audit process

The RAC evaluates the performance of the External Auditor during its term of appointment against specified criteria, including delivering value to shareholders and the Group, and also assesses the effectiveness of the external audit process. It does so through a range of means, including:

•	the Committee considers the External Audit Plan, in particular to gain assurance that it is tailored to reflect changes in circumstances from the prior year;

•	throughout the year, the Committee meets with the audit partners, particularly the lead Australian and UK audit engagement partners, without management present;

•	following the completion of the audit, the Committee considers the quality of the External Auditor’s performance drawing on survey results. The survey is based on a two-way feedback model where the BHP Billiton and KPMG teams assess each other against a range of criteria. The criteria against which the BHP Billiton team evaluates KPMG’s performance include ethics and integrity, insight, service quality, communication and reporting, and responsiveness;

•	reviewing the terms of engagement of the External Auditor;

•	discussing with the audit engagement partners the skills and experience of the broader audit team;

•	reviewing audit quality inspection reports on KPMG published by the UK Financial Reporting Council;

•	overseeing (and approving where relevant) non-audit services as described below.

The RAC also reviews the integrity, independence and objectivity of the External Auditor. This review includes:

•	confirming that the External Auditor is, in its judgement, independent of the Group;

•	obtaining from the External Auditor an account of all relationships between the External Auditor and the Group;

•	monitoring the number of former employees of the External Auditor currently employed in senior positions within the Group and assessing whether those appointments impair, or appear to impair, the External Auditor’s judgement or independence;

•	considering whether the various relationships between the Group and the External Auditor collectively impair, or appear to impair, the External Auditor’s judgement or independence;

•	determining whether the compensation of individuals employed by the External Auditor who conduct the audit is tied to the provision of non-audit services and, if so, whether this impairs, or appears to impair, the External Auditor’s judgement or independence;

•	reviewing the economic importance of the Group to the External Auditor and assessing whether that importance impairs, or appears to impair, the External Auditor’s judgement or independence.

The External Auditor also certifies its independence to the RAC.

Non-audit services

Although the External Auditor does provide some non-audit services, the objectivity and independence of the External Auditor is safeguarded through restrictions on the provision of these services. For example, certain types of non-audit services may only be undertaken by the External Auditor with the prior approval of the RAC (as described below), while other services may not be undertaken at all, including services where the External Auditor:

•	may be required to audit its own work;

•	participates in activities that would normally be undertaken by management;

•	is remunerated through a ‘success fee’ structure;

•	acts in an advocacy role for the Group.

The RAC has adopted a policy entitled ‘Provision of Audit and Other Services by the External Auditor’, covering the RAC’s pre-approval policies and procedures to maintain the independence of the External Auditor.

Our policy on Provision of Audit and Other Services by the External Auditor is available online at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

In addition to audit services, the External Auditor will be permitted to provide other (non-audit) services that are not, and are not perceived to be, in conflict with the role of the External Auditor. In accordance with the requirements of the US Securities Exchange Act and guidance contained in Public Company Accounting Oversight Board (PCAOB) Release 2004-001, certain specific activities are listed in our detailed policy that have been ‘pre-approved’ by the RAC.

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

While not specifically prohibited by our policy, any proposed non-audit engagement of the External Auditor relating to internal control (such as a review of internal controls or assistance with implementing the regulatory requirements, including those of the US Securities Exchange Act) must obtain specific prior approval from the RAC. With the exception of the external audit of the Group Financial Statements, any engagement identified that contains an internal control-related element is not considered to be pre-approved. In addition, while the categories shown above include a list of certain pre-approved services, the use of the External Auditor to perform such services shall always be subject to our overriding governance practices as articulated in the policy.

An exception can be made to the above policy where such an exception is in our interests and appropriate arrangements are put in place to ensure the integrity and independence of the External Auditor. Any such exception requires the specific prior approval of the RAC and must be reported to the Board. No exceptions were approved during the year ended 30 June 2014.

In addition, the RAC approved no services during the year ended 30 June 2014 pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of the SEC Regulation S-X.

Fees paid to the Group’s External Auditor during the year for audit and other services were US$28.2 million, of which 61 per cent comprised audit fees, 34 per cent related to legislative requirements (including Sarbanes-Oxley) and five per cent was for other services. Details of the fees paid are set out in note 35 ‘Auditor’s remuneration’ to the Financial Statements.

Based on the review by the RAC, the Board is satisfied that the External Auditor is independent.

Change in registrant’s certifying accountant

The former auditor of BHP Billiton Plc for the 2013 and 2012 financial years, KPMG Audit Plc, has instigated an orderly wind down of business; accordingly KPMG Audit Plc did not stand for re-election at our annual general meeting on 24 October 2013. A resolution was approved at the annual general meeting for the appointment of KPMG LLP as auditor of BHP Billiton Plc. The decision to change auditor was recommended to the Board of Directors by the Risk and Audit Committee.

During the years ended 30 June 2013 and 30 June 2012, (1) KPMG Audit Plc has not issued any reports on the financial statements of the Group or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of KPMG Audit Plc qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement if not resolved to KPMG Audit Plc’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

The Group has provided KPMG Audit Plc with a copy of the foregoing disclosure and has requested that KPMG Audit Plc furnish the Group with a letter addressed to the Securities and Exchange Commission (the “SEC”) stating whether KPMG Audit Plc agrees with such disclosure and, if not, stating the respects in which it does not agree. A copy of KPMG Audit Plc’s letter, dated 25 September 2014, in which KPMG Audit Plc stated that it agrees with such disclosure, is filed herewith as Exhibit 15.1.

There were no changes to the auditor of BHP Billiton Limited during FY2014.

Internal Audit

The Internal Audit function is carried out internally by Group Risk Assessment and Assurance (RAA). The role of RAA is to determine whether risk management, control and governance processes are adequate and functioning. The Internal Audit function is independent of the External Auditor. The RAC reviews the mission and charter of RAA, the staffing levels and its scope of work to ensure that it is appropriate in light of the key risks we face. It also reviews and approves the annual internal audit plan and monitors and reviews the overall effectiveness of the internal audit activities.

The RAC also approves the appointment and dismissal of the Head of Group Risk Assessment and Assurance and assesses his or her performance, independence and objectivity. The role of the Head of Group Risk Assessment and Assurance includes achievement of the internal audit objectives, risk management policies and insurance strategy. The position was held throughout the year by Alistair Mytton. Mr Mytton reported to senior management and had all necessary access to management and the RAC.

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

The RAC is responsible for the oversight of risk management and reviews the internal controls and risk management systems. In undertaking this role, the RAC reviews the following:

•	procedures for identifying business and operational risks and controlling their financial impact on the Group and the operational effectiveness of the policies and procedures related to risk and control;

•	budgeting and forecasting systems, financial reporting systems and controls;

•	policies and practices put in place by the CEO for detecting, reporting and preventing fraud and serious breaches of business conduct and whistle-blowing procedures;

•	procedures for ensuring compliance with relevant regulatory and legal requirements;

•	arrangements for protecting intellectual property and other non-physical assets;

•	operational effectiveness of the Business RAC structures;

•	overseeing the adequacy of the internal controls and allocation of responsibilities for monitoring internal financial controls.

For further discussion on our approach to risk management, refer to sections 1.7 and 3.15 of this Annual Report.

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

Management’s assessment of our internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934). Under the supervision and with the participation of our management, including our CEO and CFO, the effectiveness of the Group’s internal control over financial reporting has been evaluated based on the framework and criteria established in Internal Controls – Integrated Framework, issued by the Sponsoring Organization of the Treadway Commission (COSO). Based on this evaluation, management has concluded that internal control over financial reporting was effective as at 30 June 2014. There were no material weaknesses in the Group’s internal controls over financial reporting identified by management.

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

BHP Billiton has engaged our independent registered public accounting firms, KPMG and KPMG LLP, to issue an audit report on our internal control over financial reporting for inclusion in the Financial Statements section of this Annual Report on Form 20-F as filed with the SEC.

There have been no changes in our internal control over financial reporting during FY2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Management’s assessment of our disclosure controls and procedures

Our management, with the participation of our CEO and CFO, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of 30 June 2014. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed by BHP Billiton, including in the reports that it files or submits under the US Securities Exchange Act of 1934, is recorded, processed, summarised and reported on a timely basis and that such information is accumulated and communicated to BHP Billiton’s management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Based on the foregoing, our management, including the CEO and CFO, has concluded that our disclosure controls and procedures are effective in providing that reasonable assurance.

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

Committee review

An internally facilitated review was conducted during the year to confirm continued compliance with the RAC’s terms of reference. The terms of reference were updated during FY2013, and further updated during FY2014 to reflect the Committee’s role of providing advice to the Board on whether the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s performance, business model and strategy. As a result of this review, the Committee is satisfied that it has met its terms of reference.

The updated terms of reference for the RAC are available online at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

3.14.2     Remuneration Committee Report

Role and focus

The role of the Remuneration Committee is to assist the Board in overseeing:

•	the remuneration policy and its specific application to the CEO and the CEO’s direct reports, and its general application to all employees;

•	the adoption of annual and longer-term incentive plans;

•	the determination of levels of reward for the CEO and approval of reward to the CEO’s direct reports;

•	the annual evaluation of the performance of the CEO, by giving guidance to the Group Chairman;

•	the preparation of the Remuneration Report for inclusion in the Annual Report;

•	compliance with applicable legal and regulatory requirements associated with remuneration matters;

•	the review, at least annually, of remuneration by gender.

The role of the Remuneration Committee in the context of BHP Billiton’s broader governance framework is summarised in the diagram below.

BHP Billiton governance structure – Remuneration Committee*

*	The Sustainability, RAC and Finance Committees assist the Remuneration Committee in determining appropriate HSEC, financial and capital projects metrics, respectively, to be included in GMC scorecards and in assessing performance against those measures.

The Remuneration Committee met seven times during the year. Information on meeting attendance by Committee members is included in the table in section 3.12.

Full details of the Committee’s work on behalf of the Board, including the review of our remuneration structures conducted by the Committee during FY2014, are set out in the Remuneration Report in section 4.

Remuneration Committee members during the year

Name	Status
John Buchanan (Chairman)	Member for whole period
Carlos Cordeiro	Member for whole period
Pat Davies	Member for whole period
Carolyn Hewson	Member since 6 January 2014
John Schubert	Member for whole period

Committee review

An internally facilitated review was conducted during the year to confirm continued compliance with the Committee’s terms of reference, which were updated during FY2013. As a result of this review, the Committee is satisfied that it has met its terms of reference.

The terms of reference for the Remuneration Committee are available online at

www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

3.14.3    Nomination and Governance Committee Report

Role and focus

The role of the Nomination and Governance Committee is to assist in ensuring that the Board comprises individuals who are best able to discharge the responsibilities of a Director, having regard to the highest standards of governance, the strategic direction of the Group and the diversity aspirations of the Board. It does so by focusing on:

•	the succession planning process for the Board and its committees, including the identification of the skills, experience, independence and knowledge required on the Board, as well as the attributes required of potential Directors;

•	the identification of suitable candidates for appointment to the Board, taking into account the skills, experience and diversity required on the Board, and the attributes required of Directors;

•	the succession planning process for the Chairman;

•	the succession planning process for the CEO and periodic evaluation of the process;

•	Board and Director performance evaluation, including evaluation of Directors seeking re-election prior to their endorsement by the Board as set out in sections 3.11 and 3.13;

•	the provision of appropriate training and development opportunities for Directors;

•	the independence of Non-executive Directors;

•	the time required from Non-executive Directors;

•	the authorisation of situations of actual and potential conflict notified by Directors in accordance with the Articles of Association of BHP Billiton Plc as set out in section 3.10;

•	the Group’s corporate governance practices;

•	the preparation of a report by the Committee to be included in the Annual Report.

The Board has an aspirational goal of increasing the number of women on the Board to at least three by the end of 2015. The Nomination and Governance Committee continues to take diversity into account in its deliberations and works continuously to identify future candidates for the Board. The appointment this year focused on upstream oil and gas experience, as part of the ongoing five-year plan for Board succession. However, at the same time the Committee has added further emphasis to the need to appoint a female Non-executive Director and has met a number of potential candidates. We are planning on the basis that an appointment will be made before the end of 2015. The target set for Board diversity, and the approach undertaken by the Nominations and Governance Committee, is set out in more detail in section 3.8.

Information regarding the Board’s policy on diversity and the Committee’s role in this regard is set out in sections 3.8 and 3.18.

The Nomination and Governance Committee also oversaw the Director Training and Development Program for FY2014. The Board believes this enhances the Committee’s ongoing consideration and review in relation to the appropriate skills mix for the Board.

The role of the Nomination and Governance Committee in the context of BHP Billiton’s broader governance framework is summarised in the diagram below.

BHP Billiton governance structure – Nomination and Governance Committee

The Nomination and Governance Committee met six times during the year. Information on meeting attendance by Committee members is included in the table in section 3.12.

There were changes to the composition of the Board during the year, with the appointment of Mr Brinded as a Non-executive Director with effect from 15 April 2014. This followed a process involving the retained services of external recruitment specialists Heidrick & Struggles and JCA Group, who have assisted in the identification of potential candidates for the Board, as set out in section 3.8.

Aside from conducting external searches, in previous years Heidrick & Struggles Leadership Assessment has provided services in respect of Director performance assessment. This year, JCA Group provided non-executive search services and facilitated the external Board assessment. In both cases, the search and assessment services operate independently, and neither firm has any other connection with the Group. In addition, Lintstock, whose services have been used by the Group in prior years for assessment, also has no other connection with the Group.

Nomination and Governance Committee members during the year

Name	Status
Jac Nasser (Chairman)	Member for whole period
John Buchanan	Member for whole period
John Schubert	Member for whole period

Committee review

An internally facilitated review was conducted during the year to confirm continued compliance with the Committee’s terms of reference, which were updated during FY2013. As a result of this review, the Committee is satisfied that it has met its terms of reference.

The terms of reference for the Nomination and Governance Committee are available online at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

3.14.4    Sustainability Committee Report

Role and focus

The role of the Sustainability Committee is to assist the Board to take reasonable steps in overseeing the:

•	adequacy of the Group’s HSEC framework, which consists of:

-	the CEO limits, which delegate authority to the CEO, including for HSEC matters;

-	the Committee itself and its terms of reference;

-	a robust independent assurance and audit process, established by the RAC;

-	independent legal and specialist advice on HSEC matters;

-	the Group’s HSEC Management System;

•	adequacy of the Group’s HSEC Management System, which is designed and implemented by management. It incorporates the systems and processes, resources, structures and performance standards for the day-to-day identification, management and reporting of HSEC risks and obligations, which are articulated in Group Level Documents (GLDs);

•	Group’s compliance with applicable legal and regulatory requirements associated with HSEC matters;

•	Annual Sustainability Report;

•	performance, resourcing and leadership of the HSEC function;

•	Group’s performance in relation to HSEC matters, including the HSEC component of the GMC scorecard.

Our approach to sustainability is reflected in Our Charter, which defines our values, purpose and how we measure success, and in our sustainability performance targets, which define our public commitments to safety, health, environment and community. Further information is set out in the Group’s Sustainability Report 2014.

A copy of the Sustainability Report and further information is available online at

www.bhpbilliton.com/home/aboutus/sustainability/Pages/default.aspx.

The Committee provides oversight of the preparation and presentation of the Sustainability Report by management, including oversight of internal control systems relevant to the preparation of the Sustainability Report.

The role of the Sustainability Committee in the context of BHP Billiton’s broader governance framework is summarised in the diagram below.

BHP Billiton governance structure – Sustainability Committee

Sustainable development governance

Our approach to HSEC and sustainable development governance is characterised by:

•	the Sustainability Committee overseeing material HSEC matters and risks across the Group;

•	management having primary responsibility for the design and implementation of an effective HSEC management system;

•	management having accountability for HSEC performance;

•	the HSE and Community functions providing advice and guidance directly, as well as through a series of networks across the Group;

•	seeking input and insight from external experts such as the BHP Billiton Forum on Corporate Responsibility;

•	clear links between remuneration and HSEC performance.

The Sustainability Committee met seven times during the year. Information on meeting attendance by Committee members is included in the table in section 3.12.

During the year, the Sustainability Committee continued to assist the Board in its oversight of HSEC issues and performance. This included consideration of strategic environmental and community issues, HSEC audits and trends, and the findings and action items from accidents and other incidents.

The key areas on which the Committee, management and the HSE and Community functions focus are outlined in the diagram below.

In addition to our focus on the health, safety and wellbeing of our people, the Committee spent considerable time considering environment and climate change scenarios and the actions being taken to manage the implications of climate change regulation in light of the Group’s public target for emissions through to FY2017 as set out in section 1.14.2 of this Annual Report.

Climate change

Climate change is treated as a Board-level governance issue with the Sustainability Committee playing a key supporting role. The Committee, along with the Risk and Audit Committee, spends considerable time considering systemic climate change considerations relating to the resilience of, and opportunities for, the Group’s portfolio. The Committee also receives reports on scenarios and sign posts, which point to longer-term directional change and considers actions to manage the implications of climate change on the Company. Further information on our climate change position and how we consider the impacts on our portfolio is set out in section 1.14.2.

Community investment

We also continued to monitor our progress in relation to our community investment, and met our target for investments in community programs, with such investments consisting of cash, in-kind support and administration. This was the equivalent of one per cent of our pre-tax profits, calculated on the average of the previous three years pre-tax profit. During FY2014, our voluntary community investment totalled US$241.7 million, comprising US$141.7 million of cash, in-kind support and administrative costs and a US$100 million contribution to the BHP Billiton Foundation.

The Committee reviewed and recommended to the Board the approval of the annual Sustainability Report for publication. The Sustainability Report identifies our targets for HSEC matters and our performance against those targets, with an emphasis on fact-based measurement and quality data in setting targets.

HSEC matters and remuneration

In order to link HSEC matters to remuneration, 20 per cent of the short-term incentive opportunity for GMC members was based on HSEC performance during the year, an increase from 15 per cent in FY2013. The Sustainability Committee assists the Remuneration Committee in determining appropriate HSEC metrics to be included in GMC scorecards, and also assists in relation to assessment of performance against those measures. The Board believes this method of assessment is transparent, rigorous and balanced, and provides an appropriate, objective and comprehensive assessment of performance. Further information on the metrics and their assessment is set out in the Remuneration Report in section 4.

Sustainability Committee members during the year

Name	Status
John Schubert (Chairman)	Member for whole period
Malcolm Brinded	Member from 15 April 2014
Malcolm Broomhead	Member for whole period
Keith Rumble	Member for whole period

Committee review

An internally facilitated review was conducted during the year to confirm continued compliance with the Committee’s terms of reference, which were updated during FY2013. As a result of this review, the Committee is satisfied that it has met its terms of reference.

The terms of reference for the Sustainability Committee are available online at

www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

3.14.5    Finance Committee Report

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

BHP Billiton governance structure – Finance Committee

The Committee met 10 times during the year. Information on meeting attendance by Committee members is included in the table in section 3.12.

During the year, the Finance Committee continued to assist the work of the Board by considering matters relating to capital structure and funding, capital management planning and initiatives, capital expenditure, divestments and other matters referred to the Committee. In addition, the Committee assisted the Board in its consideration of the creation of a new global metals and mining company to accelerate portfolio simplification. The Committee’s considerations resulted in recommendations to the Board on the matters considered.

Finance Committee members during the year

Name	Status
David Crawford (Chairman)	Member for whole period
Malcolm Broomhead	Member for whole period
Lindsay Maxsted	Member for whole period
Wayne Murdy	Member for whole period

Committee review

An internally facilitated review was conducted during the year to confirm continued compliance with the Committee’s terms of reference, which were updated during FY2013. As a result of this review, the Committee is satisfied that it has met its terms of reference.

The terms of reference for the Finance Committee are available online at

www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

3.15    Risk management governance structure

We believe the identification and management of risk is central to achieving the corporate purpose of creating long-term shareholder value. Our approach to risk is set out in section 1.7.

The principal aim of the Group’s risk management governance structure and internal control systems is to identify, evaluate and manage business risks, with a view to enhancing the value of shareholders’ investments and safeguarding assets.

Each year, the Board reviews and considers the Group’s risk profile, which covers both operational and strategic risks. The risk profile is assessed to ensure it supports the achievement of the Group’s strategy while maintaining a solid ‘A’ credit rating. The Board’s approach to investment decision-making and portfolio management, and the consideration of risk in that process is set out in sections 1.5.4 and 1.7 and includes a broad range of scenarios to assess our portfolio. This process allows us to be able to continually adjust the shape of our portfolio to match energy and commodity demand and meet society’s expectations while maximising shareholder returns.

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

The RAC has established review processes for the nature and extent of material risks taken in achieving our corporate purpose. These processes include the application of materiality and tolerance criteria to determine and assess material risks. Materiality criteria include maximum foreseeable loss and residual risk thresholds and are set at the Group level. Tolerance criteria additionally assess the control effectiveness of material risks.

The diagram below outlines the risk reporting process.

Management has put in place a number of key policies, processes, performance requirements and independent controls to provide assurance to the Board and the RAC as to the integrity of our reporting and effectiveness of our systems of internal control and risk management. Some of the more significant internal control systems include Board and management committees, Business RACs and internal audit.

Business Risk and Audit Committees

The Business RACs assist the RAC to monitor the Group’s obligations in relation to financial reporting, internal control structure, risk management processes and the internal and external audit functions.

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

3.16    Management

Below the level of the Board, key management decisions are made by the CEO, the GMC, other management committees and individual members of management to whom authority has been delegated.

On 27 August 2013, Mike Fraser was appointed to the GMC as President, Human Resources and on 3 March 2014, Tony Cudmore joined the GMC as President, Corporate Affairs.

On 19 August 2014, the Group announced Graham Kerr’s retirement from the GMC with effect from 1 October 2014, his appointment as Chief Executive Officer-designate of the planned demerged company, his replacement as BHP Billiton CFO by Peter Beaven, currently President, Copper, and the retirement from the GMC of Karen Wood with effect from 19 August 2014. Full details and biographies of the GMC are set out in section 3.2.2.

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

3.17    Business conduct

Code of Business Conduct

We have published the Code of Business Conduct, which reflects Our Charter values, particularly those of Integrity and Respect. It provides clear direction and advice on conducting business internationally, interacting with communities, governments and business partners and general workplace behaviour. The Code of Business Conduct applies to Directors and to all employees, regardless of their position or location. Consultants and contractors are also expected to act in accordance with the Code of Business Conduct.

The Code of Business Conduct can be found on our website at

www.bhpbilliton.com/home/aboutus/ourcompany/Pages/codeofbusconduct.aspx.

Anti-corruption investigation

As previously disclosed, BHP Billiton received requests for information in August 2009 from the US Securities and Exchange Commission (SEC). Following that request, the Group commenced an internal investigation and disclosed to relevant authorities evidence that it has uncovered regarding possible violations of applicable anti-corruption laws involving interactions with government officials.

The issues relate primarily to matters in connection with previously terminated exploration and development efforts, as well as hospitality provided as part of the Company’s sponsorship of the 2008 Beijing Olympics. The Group is currently discussing a potential resolution of the matter.

As has been publicly reported, the Australian Federal Police has indicated that it has commenced an investigation and the Group continues to fully cooperate with the relevant authorities.

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

EthicsPoint, BHP Billiton’s business conduct advisory service

EthicsPoint, BHP Billiton’s business conduct advisory service, has been established so that employees, contractors or members of the community can seek guidance or express concerns on how we work with fellow employees, governments, communities, third parties or how we use our Company resources. Reports can be made anonymously and without fear of retaliation. Arrangements are in place to investigate such matters. Where appropriate, investigations are conducted independently. Levels of activity and support processes for EthicsPoint are monitored, with activity reports presented to the Board. Further information on EthicsPoint can be found in the Code of Business Conduct.

Political donations

We maintain a position of impartiality with respect to party politics and do not make political contributions/donations for political purposes to any political party, politician, elected official or candidate for public office. We do, however, contribute to the public debate of policy issues that may affect the Company in the countries in which we operate. As explained in the Directors’ Report, the Australian Electoral Commission (AEC) disclosure requirements are broad, such that amounts that are not political donations can be reportable for AEC purposes. For example, where a political party or organisation owns shares in BHP Billiton, the AEC filing requires the political party or organisation to disclose the dividend payments received for their shareholding.

3.18    Diversity and inclusion at BHP Billiton

Our Charter and Human Resources GLDs guide management on all aspects of human resource management, including diversity and inclusion. Underpinning the GLDs and supporting the achievement of diversity across the Group are principles and measurable objectives that define our approach to diversity and our focus on creating an inclusive work environment.

The Board believes that critical mass is important for diversity and, in relation to gender, has set a goal of increasing the number of women on the Board. See section 3.8 for further details. Alongside Board composition, part of the Board’s role is to consider and approve the Group’s measurable objectives for each financial year, and to oversee the Group’s progress in achieving those objectives. This progress will continue to be disclosed in the Annual Report, along with the proportion of women in our workforce, in senior management positions and on the Board. Further information on diversity, and our employee profile more generally, is set out in section 1.13.

3.19    Market disclosure

We are committed to maintaining the highest standards of disclosure ensuring that all investors and potential investors have the same access to high-quality, relevant information in an accessible and timely manner to assist them in making informed decisions. The Disclosure Committee manages our compliance with market disclosure obligations and is responsible for implementing reporting processes and controls and setting guidelines for the release of information. As part of our commitment to continuous improvement we continue to ensure alignment with best practice as it develops in the jurisdictions in which we are listed.

Disclosure officers have been appointed in the Group’s Businesses, Group Functions and Marketing. These officers are responsible for identifying and providing the Disclosure Committee with referral information about the activities of the Business or functional areas using disclosure guidelines developed by the Committee. The Committee then makes the decision whether a particular piece of information is material and therefore needs to be disclosed to the market.

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

3.20    Remuneration

Details of our remuneration policies and practices and the remuneration paid to the Directors (Executive and Non-executive) and members of the GMC are set out in the Remuneration Report in section 4 of this Annual Report. Shareholders will be invited to consider and to approve the Remuneration Report at the 2014 AGMs. The Australian Corporations Act and the ASX Listing Rules prohibit Directors and members of the GMC from voting on various resolutions relating to Key Management Personnel remuneration, including, for example, the adoption of the Remuneration Report, an increase in the maximum aggregate remuneration payable to the Non-executive Directors and the grant of equity to the Executive Director.

3.21    Directors’ share ownership

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

Information on our policy governing the use of hedge arrangements over shares in BHP Billiton by both Directors and members of the GMC is set out in section 4.4.2 of this Annual Report.

Details of the shares held by Directors are set out in section 4.4.27 of this Annual Report.

3.22    Company secretaries

Jane McAloon is the President, Governance and Group Company Secretary. Ms McAloon’s qualifications and experience are set out in section 3.2.1. The Group Company Secretary is responsible for developing and maintaining the information systems and processes that enable the Board to fulfil its role. The Group Company Secretary is also responsible to the Board for ensuring that Board procedures are complied with and advising the Board on governance matters. All Directors have access to the Group Company Secretary for advice and services. Independent advisory services are retained by the Group Company Secretary at the request of the Board or Board committees. Other persons appointed to act as company secretary of BHP Billiton Limited or BHP Billiton Plc, or both are Nicole Duncan (BHP Billiton Limited and BHP Billiton Plc); Elizabeth Hobley (BHP Billiton Plc); and Geof Stapledon (BHP Billiton Plc). The Board appoints and removes the company secretaries.

3.23    Conformance with corporate governance standards

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

The Listing Rules and the Disclosure and Transparency Rules of the UK Financial Conduct Authority require companies listed in the UK to report on the extent to which they comply with the Main Principles and the provisions of the UK Corporate Governance Code (UK Code), and explain the reasons for any non-compliance. The UK Code is available online at www.frc.org.uk/corporate/ukcgcode.cfm.

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

A checklist summarising our compliance with the UK Code and the ASX Principles and Recommendations are available online at www.bhpbilliton.com/home/aboutus/ourcompany/Pages/governance.aspx.

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

3.24    Additional UK disclosure

The information specified in the UK Financial Conduct Authority Disclosure and Transparency Rules, DTR 7.2.6, is located elsewhere in this Annual Report. The Directors’ Report, at section 5.9, provides cross-references to where the information is located.

This Corporate Governance Statement was approved by the Board on 11 September 2014 and signed on its behalf by:

Jac Nasser AO

Chairman

11 September 2014

4    Remuneration Report

Contents of the Remuneration Report
4.1	Annual statement by the Remuneration Committee Chairman

4.2	Introduction to the Remuneration Report

4.3	Remuneration policy report • Remuneration policy for Executive Directors • Remuneration policy for Non-executive Directors

4.4

Annual report on remuneration

•       Remuneration governance

•       Remuneration outcomes for the Executive Director (the CEO)

•       Remuneration outcomes for Non-executive Directors

•       Remuneration for members of the GMC (other than the CEO)

•       Other statutory disclosures

Abbreviation	Item
AGM	Annual General Meeting

CEO	Chief Executive Officer

DEP	Dividend Equivalent Payment

EBIT	Earnings Before Interest and Tax

GIS	Group Incentive Scheme

GMC	Group Management Committee

GSTIP	Group Short Term Incentive Plan

HSEC	Health, Safety, Environment and Community

IFRS	International Financial Reporting Standards

KMP	Key Management Personnel

LTI	Long-Term Incentive

LTIP	Long-Term Incentive Plan

MAP	Management Award Plan

MSR	Minimum Shareholding Requirements

STI	Short-Term Incentive

STIP	Short-Term Incentive Plan

TRIF	Total Recordable Injury Frequency

TSR	Total Shareholder Return

4.1    Annual statement by the Remuneration Committee Chairman

Dear Shareholder

Welcome to BHP Billiton’s Remuneration Report for the financial year to 30 June 2014.

I am pleased to introduce a revised structure to our report this year. The new look is driven by revised disclosure requirements in the UK, together with our constant pursuit of more accessible information. I am equally pleased to report that there has been no change to our underlying remuneration philosophy and no change to how we reflect performance in remuneration outcomes – 2014 marks a decade since the Company introduced its current incentive arrangements.

As BHP Billiton is an Australian / UK dual-listed company, the disclosures in our report must comply with both Australian and UK reporting requirements, which unavoidably leads to a lengthy report. However, the report is intended to be comprehensible as well as comprehensive.

Structure of the 2014 Remuneration Report

This Annual Statement introduces the 2014 Remuneration Report. Following this is the Remuneration Policy Report, which sets out the remuneration policies applicable to Andrew Mackenzie (our CEO and only Executive Director) and our Non-executive Directors.

Our remuneration governance arrangements and the remuneration outcomes for Mr Mackenzie, Non-executive Directors and other members of the GMC are covered in the Annual Report on Remuneration, including the various detailed disclosures required under UK and Australian regulatory regimes.

The new structure of the report allows for a specific binding vote by shareholders in regard to the Remuneration Policy Report for the first time at our 2014 AGMs.

Link to strategy

Our BHP Billiton Charter sets out our purpose, strategy, values and how we measure our success. In framing how we remunerate our executives we are guided by the measures of success contained in Our Charter. They are designed to ensure that executives take a long-term approach to decision-making and to minimise activities that focus only on short-term results at the expense of longer-term business growth and success. The Remuneration Committee has considered the ways in which risk management and the long-term horizon are reflected throughout BHP Billiton’s remuneration arrangements for all executives, and is satisfied that our approach reinforces the desired behaviours.

This is largely achieved through the Group’s approach to short-term and long-term incentive awards, which comprise a significant portion of total remuneration for Mr Mackenzie and other members of the GMC. The equity component of the short-term incentive award is deferred for a two-year period, and performance under the long term incentive plan is measured over a five-year period. The actual rewards received by Mr Mackenzie and other members of the GMC therefore reflect the Group’s performance and share price over an extended period.

Our approach

Despite the report’s new look, there have been no substantial changes to our underlying approach – we ensure that remuneration outcomes reflect the performance of the Group, Businesses and individuals. This approach has enjoyed a strong level of support from shareholders, with a vote in favour for the remuneration report of 97 per cent at last year’s AGMs.

Our approach to incentive structures has been in place for more than a decade and has served both shareholders and participants well, delivering remuneration outcomes to executives aligned to the performance of the Group and of individuals. BHP Billiton adopted the deferral of a substantial portion of short-term incentive awards in equity in 2003 and a five-year term for long-term incentive awards in 2004. These approaches, which were then market leading, have since become more prevalent and acknowledged as best practice.

Notwithstanding our stable approach, the Committee and the Board continue to pay close attention to shareholders’ views so they can be factored into the Group’s future approach.

Our remuneration policy in action

Each year, the Committee makes decisions regarding a range of remuneration matters, including any changes in base salary, fees and benefits, and adjudicating on short-term and long-term incentive outcomes relating to Mr Mackenzie and other members of the GMC.

Last year, when Mr Mackenzie was appointed to the CEO role, the Board and Committee believed that some downward rebasing of his remuneration package, relative to that of the former CEO, was appropriate; a view supported by Mr Mackenzie.

This year, following the Committee’s annual review process, the FY2015 base salary of Mr Mackenzie has not been increased. Likewise, other elements of Mr Mackenzie’s total target remuneration (pension contributions, benefits and short-term and long-term incentive targets) will remain the same in FY2015 as in FY2014.

Mr Mackenzie’s annual short-term incentive is at risk. The scorecard against which his performance is assessed is made up of a number of performance measures, including HSEC, financial performance, capital project management and individual personal measures. For FY2014, the Committee has assessed the performance of Mr Mackenzie and concluded it was in excess of target with a bonus outcome of 115.3 per cent, against a target of 100 per cent, a maximum of 150 per cent, and a minimum of zero. This outperformance was mainly due to positive outcomes across a range of HSEC measures, together with above-target production and productivity achievements.

Mr Mackenzie’s long-term incentive is also at risk. BHP Billiton’s business is long term, and decisions are made that are likely to have an impact for many years. It is therefore important that a significant part of senior executives’ pay reflects long-term performance. BHP Billiton’s long-term incentive plan measures performance over five years.

The Committee has now considered performance and vesting outcomes for the long-term incentive award granted in 2009, covering the five years to 30 June 2014. The performance condition benchmarked BHP Billiton’s TSR against the TSR of a tailored comparator group of resources companies. The five-year TSR performance for BHP Billiton was 60.6 per cent, exceeding the weighted average TSR of the comparator group by 17.8 per cent, resulting in a 58 per cent vesting.

The Committee considered whether there were any circumstances that merited it exercising its discretion to reduce this vesting outcome (as was the case last year where the Committee reduced vesting from 100 per cent to 65 per cent). This discretion is an important safeguard in circumstances where the Committee does not believe that the vesting outcome truly reflects performance.

After carefully considering the relative TSR outcome and both Group and individual performance over the vesting period, the Committee determined that the TSR outcome was a fair reflection of performance.

Consistent with the approach for Mr Mackenzie, the base salaries and total target remuneration packages for other GMC members have also been held constant for FY2015. Aligned with this, Non-executive Director fees were again frozen, for the third consecutive year.

Summary

This year’s Remuneration Report represents a change in format, structure and content from prior years. However, our fundamental philosophies and approaches to remuneration have not changed – we trust that you will agree that our long held, consistent approach to aligning remuneration to performance has served shareholders well.

As ever, we welcome your comments.

John Buchanan
Chairman, Remuneration Committee

11 September 2014

4.2    Introduction to the Remuneration Report

The contents of this Remuneration Report are governed by legislation in the United Kingdom and Australia.

The UK Companies Act 2006 and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended), which are generally described as UK requirements in this Remuneration Report, require BHP Billiton to make certain disclosures in regard to Directors, which for BHP Billiton includes the Non-executive Directors and the Executive Director, being the CEO.

The Australian Corporations Act 2001, Australian Accounting Standards and IFRS require BHP Billiton to make certain disclosures for KMP, defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly. For the purposes of this Remuneration Report, it has been determined that the KMP includes the Non-executive Directors, and the members of the GMC including the CEO.

4.2.1    Members of the GMC

The GMC makes key management decisions under the authorities that have been delegated to it by the Board. The composition and structure of the GMC reflects a commitment to a relentless focus on the safe execution of the Group’s strategy, and provides BHP Billiton with the right balance of skills and experience to lead the Group. The members of the GMC during FY2014 are shown in the table below.

Name	Title
Andrew Mackenzie	Chief Executive Officer and Executive Director
Peter Beaven	President, Copper
Tony Cudmore	President, Corporate Affairs since 3 March 2014
Tim Cutt	President, Petroleum and Potash since 2 July 2013
Dean Dalla Valle	President, Coal
Mike Fraser	President, Human Resources since 27 August 2013
Geoff Healy	Chief Legal Counsel
Mike Henry	President, HSE, Marketing and Technology since 5 May 2014 President, HSEC, Marketing and Technology to 4 May 2014
Graham Kerr	Chief Financial Officer
Jane McAloon	President, Governance and Group Company Secretary
Daniel Malchuk	President, Aluminium, Manganese and Nickel
Jimmy Wilson	President, Iron Ore
Karen Wood

President since 3 March 2014

President, Corporate Affairs from 1 December 2013 to 2 March 2014

President, Public Affairs from 27 August 2013 to 30 November 2013

President, People and Public Affairs to 26 August 2013

Section 3.2.2 for dates of appointment of GMC members

4.2.2    Non-executive Directors

Details of the Non-executive Directors who held office during FY2014 are set out below. Each Non-executive Director held office for the whole of FY2014 unless otherwise indicated.

Name	Title	Name	Title
Malcolm Brinded (1)	Non-executive Director	Lindsay Maxsted	Non-executive Director
Malcolm Broomhead	Non-executive Director	Wayne Murdy	Non-executive Director
John Buchanan	Senior Independent Director	Jac Nasser	Chairman
Carlos Cordeiro	Non-executive Director	Keith Rumble	Non-executive Director
David Crawford	Non-executive Director	John Schubert	Non-executive Director
Pat Davies	Non-executive Director	Shriti Vadera	Non-executive Director
Carolyn Hewson	Non-executive Director

(1)	Malcolm Brinded joined BHP Billiton as a Non-executive Director from 15 April 2014.

Section 3.2.1 for dates of appointment of Non-executive Directors

4.3    Remuneration policy report

This section of the report describes the overarching remuneration policy that guides the Remuneration Committee’s decisions. The remuneration policy report is presented as follows.

Contents of the remuneration policy report
4.3.1 to 4.3.8 Remuneration policy for Executive Directors
4.3.9 Remuneration policy for Non-executive Directors

Section 4.4.14 for remuneration policy for the GMC (excluding the CEO)

The contents of this section are determined by new UK legislation, under which this policy report is required to be put to a binding vote at the Group’s 2014 AGMs. Subject to shareholder approval, this remuneration policy will become effective for Directors of BHP Billiton immediately after our final 2014 AGM. Under the UK legislation, the policy will be binding only in regard to the Directors (including the CEO) and not for other members of the GMC. The UK legislation requires BHP Billiton to present the remuneration policy for this vote at least every three years.

Where the remuneration policy report includes cross-references to other sections of the Remuneration Report or the Annual Report, these are solely for the purposes of assisting the reader to locate related information. The referenced information is not part of the remuneration policy report.

Remuneration policy for Executive Directors

BHP Billiton currently has a single Executive Director, being the CEO. Therefore, for simplicity, this section refers only to the CEO. This remuneration policy would, however, apply for any new Executive Director role, in the event that one were created during the life of this remuneration policy. In that case, references in this section to the CEO should be read as being to each Executive Director.

4.3.1    Overarching principles

The Remuneration Committee recognises that remuneration has an important role to play in supporting the implementation and achievement of the Group’s strategy and our ongoing performance, aligning the activities of management to the interests of shareholders, and in supporting Our Charter.

Inside front cover of the Annual Report: Our Charter sets out our purpose, strategy, values and how we judge our success

The Committee determines the appropriate remuneration for the CEO, taking into account his responsibilities, location, skills, experience and performance within the Group. In doing so, the Committee recognises that levels of remuneration should be sufficient to attract, motivate and retain a highly skilled CEO, but also that the Group should avoid paying more than is necessary for this purpose.

The key principles of our remuneration policy, which remain unchanged, are to:

•	support the execution of the Group’s business strategy in accordance with a risk framework that is appropriate for the organisation;

•	provide competitive rewards to attract, motivate and retain highly skilled executives willing to work around the world;

•	apply demanding performance measures, including key financial and non-financial measures of performance;

•	link a significant component of pay to our performance and the creation of value for our shareholders from relative outperformance;

•	ensure remuneration arrangements are equitable and facilitate the deployment of people around the Group;

•	limit severance payments on termination to pre-established contractual arrangements (which do not commit us to making any unjustified payments).

4.3.2    The purpose of remuneration at BHP Billiton

BHP Billiton’s remuneration arrangements reinforce the achievement of our success, as set out in Our Charter, and are designed to ensure that the CEO takes a long-term approach to decision-making and to minimise activities that focus only on short-term results at the expense of longer-term business growth and success. The Remuneration Committee has considered the ways in which risk management and the long-term horizon are reflected throughout BHP Billiton’s remuneration arrangements for the CEO and all executives, and is satisfied that the approach reinforces the desired behaviours.

This is largely achieved through the Group’s approach to STI and LTI awards, which comprise a significant portion of total remuneration. The equity component of any STI award is deferred for a two-year period, and performance under the LTIP is measured over a five-year period. The actual rewards received by the CEO therefore reflect the Group’s performance and share price over an extended period.

It is the Committee’s view that this provides an appropriate focus on BHP Billiton’s sustained performance beyond the end of the initial measurement period. This approach also provides a transparent mechanism for clawback or adjustment in the event of a restatement of Group results, through changes to the vesting or non-vesting of deferred awards.

In addition, STI and LTI outcomes are not driven by a purely formulaic approach. The Committee holds discretion to determine that awards are not to be provided or vested in circumstances where it would be inappropriate or would provide unintended outcomes. The Committee has no discretion to allow vesting of equity awards when performance conditions have not been satisfied (other than in the event of death or serious injury, disability, illness that prohibits continued employment or total and permanent disablement of the CEO).

4.3.3    Components of remuneration

The following table shows the components of total remuneration, the link to strategy, how each component operates, how performance is assessed and will impact remuneration, and the maximum opportunity for each component.

Remuneration component and link to strategy	Operation and performance framework	Maximum (1)
Base salary A competitive base salary is paid in order to attract and retain a high-quality and experienced CEO, and to provide appropriate remuneration for this important role in the Group.

•    Base salary is broadly aligned with salaries for comparable roles in global companies of similar global complexity, size, reach and industry, and reflects the CEO’s responsibilities, location, skills, performance, qualifications and experience.

•    Base salary is reviewed annually with effect from 1 September. Reviews are informed, but not led, by benchmarking to comparable roles (as above), changes in responsibility and general economic conditions. Substantial weight is also given to the general base salary increases for employees. Base salary is not subject to separate performance conditions.

•    Base salary is denominated in US dollars.

8% increase per annum (annualised), or inflation if higher in Australia.

Remuneration component and link to strategy	Operation and performance framework	Maximum (1)
• The Remuneration Committee’s discretion in respect of base salary increases applies up to the maximum shown.

Pension Provides a market-competitive level of post-employment benefit to attract and retain a high-quality and experienced CEO.

•    Pension contributions are benchmarked to comparable roles in global companies.

•    Pension contributions are provided, with a choice of funding vehicles: a defined contribution plan, an unfunded retirement savings plan, an international retirement plan or a self-managed superannuation fund. Alternatively, a cash payment may be provided in lieu.

•    The Committee’s discretion in respect of pension contributions applies up to the maximum shown.

25% of base salary.

Benefits

Provides personal insurances and assistance where BHP Billiton’s structure gives rise to tax obligations across multiple jurisdictions, and a market- competitive level of benefits to attract and retain a high-quality and experienced CEO.

•    Benefits may be provided as determined by the Committee. Currently, this includes such items as the costs of private family health insurance, death and disability insurance, car parking, and personal tax return preparation in the required countries where BHP Billiton has requested that the CEO relocate internationally, or where BHP Billiton’s Dual Listed Company structure requires personal tax returns in multiple jurisdictions.

•    The CEO may from time to time be accompanied by his spouse/partner on business related travel, including for Board meetings. The costs associated with spouse/partner attendance are met by BHP Billiton. In some instances, they are deemed to be taxable benefits for the CEO. In such cases, BHP Billiton reimburses the CEO for this tax cost.

•    The CEO is eligible to participate in Shareplus, which is BHP Billiton’s all- employee share purchase plan.  Section 4.4.26 for information about Shareplus and the CEO’s participation

•    The Committee’s discretion in respect of benefits applies up to the maximums shown.

•    A relocation allowance and assistance is provided only where a change of location is made at BHP Billiton’s request. The Group’s mobility policies provide ‘one-off’ payments with no trailing entitlements.

Benefits as determined by the Committee but to a limit not exceeding 10% of base salary and (if applicable) a one-off taxable relocation allowance up to US$700,000.

Remuneration component and link to strategy	Operation and performance framework	Maximum (1)
STI	Setting performance measures and targets	Maximum award

The purpose of STI is to focus the CEO’s efforts on those performance measures and outcomes that are priorities for the Group for the relevant financial year, and to motivate the CEO to strive to achieve stretch performance objectives.

The performance measures for each year are chosen on the basis that they are expected to have a significant short- and long-term impact on the success of the Group.

Deferral of a portion of STI awards in deferred equity over BHP Billiton shares encourages a longer-term focus aligned to that of shareholders.

 Section 4.4.3 for information on MSR for the CEO

 Section 1.10 for a description of KPIs for the Group

•    A scorecard of measures is set at the commencement of each financial year.

•    The measures and their relative weightings are chosen by the Committee, in their discretion, in order to appropriately drive overall performance for the coming year. Specified financial measures will constitute the largest weighting. The scorecard will also include measures that impact the long-term sustainability of the Group. The Sustainability Committee assists the Remuneration Committee in determining appropriate HSEC measures and weightings.

•    We plan to disclose the weightings of HSEC, financial and individual measures around the beginning of each performance period.

•    The target is determined for each performance measure, at a level which will motivate the CEO to achieve an appropriately stretching annual performance outcome and which will contribute to the longer-term success of the Group and shareholder wealth. The target for each financial measure is derived from the annual budget as approved by the Board for the relevant financial year.

•    For HSEC and for individual measures the target is ordinarily expressed in narrative form and will be disclosed near the beginning of the performance period. For reasons of commercial sensitivity, while we will provide a narrative description of financial target performance in broad terms, the actual target for each financial measure will not be disclosed in advance. However, we plan to disclose the target for each measure retrospectively. In the rare instances where this may not be prudent on grounds of commercial sensitivity, we will seek to explain why and give an indication of when the target may be disclosed.

•    Should any other performance measures be added at the discretion of the Committee, we will determine the timing of disclosure of the relevant target with due consideration of commercial sensitivity.

 Section 4.4.6 for details of performance measures and outcomes for 2014

 Section 4.4.11 for details of performance measures for 2015

240% of base salary (cash 120% and 120% in deferred equity).

Target performance

160% of base salary (cash 80% and 80% in deferred equity).

Threshold performance

80% of base salary (cash 40% and 40% in deferred equity).

Minimum award

Zero

Remuneration component and link to strategy	Operation and performance framework	Maximum (1)
Assessment of performance

•    At the conclusion of the financial year, the CEO’s achievement against each measure is assessed by the Remuneration Committee and the Board, and an STI award determined. If performance is below the Threshold level for any measure, no STI will be provided in respect of that portion of the STI opportunity.

•    The Remuneration Committee is assisted by the Sustainability Committee in relation to assessment of performance against HSEC measures, and considers guidance provided by other Committees in respect of other measures.

• The Board believes this method of assessment is transparent, rigorous and balanced, and provides an appropriate, objective and comprehensive assessment of performance.

•    In the event that the Remuneration Committee does not consider the level of vesting that would otherwise apply to be a true reflection of the performance of the Group or should it consider that individual performance or other circumstances makes this an inappropriate outcome, it retains the discretion to not provide all or a part of any STI award. This is an important mitigation against the risk of unintended award outcomes.

Delivery of award

• STI awards are provided under the STIP.

•    The value of any STI award is provided half in cash and half in an award of the equivalent value of BHP Billiton equity, which is deferred for two years and may be forfeited if the CEO leaves the Group within the deferral period.

•    The award of deferred equity comprises rights to receive ordinary BHP Billiton shares in the future if the CEO is still employed by BHP Billiton at the end of the deferral period (2). Before vesting (or exercise), these rights are not ordinary shares and do not carry entitlements to ordinary dividends or other shareholder rights; however, a DEP is provided on vested awards (3). The Committee has a discretion to settle STI awards in cash.

• Both cash and equity STI awards are subject to malus and clawback as described below this table.

Remuneration component and link to strategy	Operation and performance framework	Maximum (1)

LTI

The purpose of the LTI is to focus the CEO’s efforts on the achievement of sustainable long-term value creation and success of the Group (including appropriate management of business risks).

It aligns the CEO’s reward with sustained shareholder wealth creation in excess of that of relevant comparator group(s), through the relative TSR performance condition.

The provision of LTIP awards over BHP Billiton shares also encourages long-term share exposure for the CEO, and aligns the long-term interests of the CEO and shareholders.

Demonstration of this alignment between the interests of the CEO and shareholders is seen through the five-year performance period of the LTI which is consistent with the long-term nature of the resources industry.

 Section 4.4.3 for information on MSR for the CEO

 Section 4.4.21 for a table of awards held under the LTIP

Relative TSR performance condition

•    The award is subject to a relative TSR performance condition, which must be achieved over a five-year period. Full vesting under the LTIP only occurs where BHP Billiton’s relative TSR (4) significantly outperforms the TSR of the comparator group(s). The comparator group(s) and the weighting between comparator groups will be determined by the Committee in relation to each grant.

 Section 4.4.8 for further detail on LTIP comparator group(s)

•    Relative TSR has been chosen as the most appropriate measure as it allows for an objective external assessment over a sustained period on a basis that is familiar to shareholders.

Level of performance required for vesting

•    None of the award will vest if BHP Billiton’s TSR is below the Peer Group TSR (being the weighted median TSR (6) where the comparator group is a specified group of peer companies) and/or below Index TSR (being the index value where the comparator group is a market index such as the MSCI World index).

•    For each award, the Committee will determine the level of relative TSR outperformance required on a per annum basis, or on a compounded basis over the five-year period, against the peer group and/or market index in order for the whole of the LTI award to vest.

 Section 4.4.8 for details of the outperformance required for recent grants

•    25% of the award will vest if BHP Billiton’s TSR is equal to the Peer Group TSR and/or Index TSR (as applicable), and vesting occurs on a sliding scale between that point and the point of full vesting.

•    There is no retesting if the performance condition is not met. In the event that the Committee does not consider the level of vesting that would otherwise apply based on the Group’s achievement of the relative TSR performance condition to be a true reflection of the underlying performance of the Group, or should it consider that individual performance or other circumstances makes this an inappropriate outcome, it retains the discretion to lapse any portion or all of the award. This is an important mitigation against the risk of unintended vesting outcomes.

Normal Maximum Award Face value of 400% of base salary. Exceptional Maximum Award (5) Face value of 488% of base salary.

Remuneration component and link to strategy	Operation and performance framework	Maximum (1)
Section 1.10 for a description of KPIs for the Group

•    To ensure that the LTI performance conditions continue to support operational excellence, risk management and the execution of the Group’s strategy, the Committee retains discretion to add further performance measures to supplement the existing relative TSR performance condition. Prior to doing so, consultation would be undertaken with key stakeholders. Should this be the case, the vesting of a portion of any LTI award may instead be linked to performance against the new measure(s). The Committee expects that in the event of introducing an additional performance measure(s), the weighting on relative TSR would remain the majority weighting.

Delivery of award

•    LTI awards are provided under the LTIP approved by shareholders at the 2013 AGMs. When considering the value of the award to be provided, the Committee primarily considers the face value of the award, and also considers its fair value which includes consideration of the performance conditions. (7)

•    The award of deferred equity comprises rights to receive ordinary BHP Billiton shares in the future if the performance and service conditions are met (2). Before vesting (or exercise), these rights are not ordinary shares and do not carry entitlements to ordinary dividends or other shareholder rights; however, a DEP is provided on vested awards (3). The Committee has a discretion to settle LTI awards in cash.

• LTI awards are subject to malus and clawback as described below this table.

Section 4.3.5 for how the remuneration policy considers other employees

(1)	UK regulations require the disclosure of the maximum that may be paid in respect of each remuneration component. Where that is expressed as a maximum annual percentage increase which is annualised it should not be interpreted that it is the Company’s current intention to award an increase of that size in total in any one year, or in each year, and instead it is a maximum required to be disclosed under the regulations.

(2)	The award may be retained if the CEO has left the Group in certain circumstances.

Section 4.3.8 for payments on loss of office

(3)	A DEP is provided when the award vests (or is exercised). The CEO will receive the value of dividends that would have been payable on ordinary BHP Billiton shares over the period from grant to vest (or exercise). The Committee intends that DEP will be provided in the form of shares, although the plan accommodates a cash equivalent. A DEP is not provided in relation to any STI and LTI awards that are forfeited or lapse.

(4)	BHP Billiton’s TSR is a weighted average of the TSRs of BHP Billiton Limited and BHP Billiton Plc.

(5)

The maximum award permitted with the LTIP rules (as approved by shareholders at the 2013 AGMs) is expressed as a fair value equal to 200 per cent of base salary. A fair value takes into account the probability of meeting the performance condition and other factors. The current plan design (for FY2014 and FY2015 awards) produces a fair value of 41 per cent of face value. The maximum fair value of 200 per cent of base salary is therefore currently equivalent to a face value of 488 per cent of base salary (488% x 41% = 200%). This is shown as the Exceptional Maximum Award in the table. However, it is current policy to provide a maximum award of 400 per cent of base salary which is therefore shown in the table as the Normal Maximum Award. In any case, all LTI awards to the CEO will only be provided with prior approval by shareholders in the relevant AGMs.

(6)	The weighted median TSR means the median outcome when the companies are listed by their TSR, after weighting by market capitalisation.

(7)	The fair value is calculated by the Committee’s independent adviser, Kepler Associates. It reflects outcomes weighted by probability, taking into account the difficulty of achieving the performance conditions and the correlation between these and share price appreciation, together with other factors, including volatility and forfeiture risks. The fair value for the current plan design (current comparator groups, outperformance percentage, etc.) is 41 per cent of the face value of an award. This fair value of 41 per cent may change should the Committee vary elements (such as adding a performance measure or altering the level of relative TSR outperformance) not specified in this remuneration policy report. This fair value is different from the fair value used for IFRS disclosures elsewhere in this report. In particular, the IFRS fair value does not take into account forfeiture conditions on the awards.

Malus and clawback

The STIP and LTIP provisions allow the Committee to reduce or clawback awards in the following circumstances:

•	the participant acting fraudulently or dishonestly or being in material breach of their obligations to the Group;

•	where BHP Billiton becomes aware of a material misstatement or omission in the financial statements of a Group company or the Group; or

•	any circumstances occur that the Committee determines in good faith to have resulted in an unfair benefit to the participant.

These malus and clawback provisions apply whether or not awards are made in the form of cash or equity, and whether or not the equity has vested.

Legacy incentive plans under which awards may vest

The remuneration policy approved by shareholders is required to cover awards which were granted under legacy plans and which may vest in the future on their existing terms. Key terms are shown in the table below.

Remuneration component and link to strategy	Operation and performance framework	Maximum value on vesting
STI under the GIS The former GIS was replaced by the STIP (described in the previous table) from FY2014. Awards were provided for the same purpose as the STIP.

•    The terms of STI awards provided under the GIS were similar to those provided under the STIP.

•    Awards were provided to the CEO for performance in FY2013, and are scheduled to vest in August 2015.

•      Section 4.4.20 for a table of awards held under the GIS

The face value of the award on vesting plus the value of any associated DEP.

Remuneration component and link to strategy	Operation and performance framework	Maximum value on vesting
LTI under the former LTIP The former LTIP was replaced by the new LTIP (described in the previous table) from FY2014. Awards were provided for the same purpose as the new LTIP.

•    The terms of LTI awards provided under the former LTIP were similar to those provided under the new LTIP as described in the previous table, including the performance conditions.

•    Awards provided to the CEO in December 2010, 2011, and 2012 are due to vest from FY2016 to FY2018 to the extent that the performance conditions are met.

•      Section 4.4.21 for a table of awards held under the former LTIP

The face value of the awards on vesting plus the value of any associated DEP.

4.3.4    Approach to recruitment and promotion remuneration

The ongoing remuneration arrangements for a newly recruited or promoted CEO, or for another Executive Director should one be appointed, will reflect the remuneration policy as set out in this report. The ongoing components will therefore comprise base salary, pension contributions, benefits, STI and LTI.

A market competitive level of base salary, benefits and pension contributions will be provided to a newly recruited or promoted CEO, or another Executive Director. The same maximum STI and LTI apply as per the remuneration policy for the current CEO. The combined maximum level of STI and LTI that may be provided is 728 per cent of base salary, which is the combination of the maximum 240 per cent of base salary in STI and the exceptional maximum 488 per cent of base salary in LTI as per the remuneration policy for the CEO.

For external appointments, the Remuneration Committee may determine that it is appropriate to provide additional cash and/or equity components to replace any remuneration forfeited from a former employer. It is anticipated that any foregone equity awards would be replaced by equity. The value of the replacement remuneration would not be any greater than the fair value of the awards forgone (as determined by the Committee’s independent adviser). The Committee would determine appropriate service conditions and performance conditions within BHP Billiton’s framework, taking into account the conditions attached to the forgone award. The Committee is mindful of limiting such payments and not providing any more compensation than is necessary.

For any internal CEO (or another Executive Director) appointments, any entitlements provided under former arrangements will be honoured according to their existing terms.

4.3.5    Consideration of employment conditions elsewhere in the Group

When setting remuneration for the CEO, the Remuneration Committee considers the prevailing market conditions, the competitive environment and the positioning and relativities of pay and employment conditions across the wider BHP Billiton workforce.

The Committee is briefed regularly about the pay and conditions of the wider employee population, and takes into account the annual base salary increases for our employee population when determining any change in the CEO’s base salary. Salary increases in Australia, where the CEO is located, are particularly relevant, as they reflect the local economic conditions.

The principles that underpin the remuneration policy for the CEO are the same as those that apply to other employees, although the CEO’s arrangements have a greater emphasis on performance-related pay and a higher proportion of the CEO’s total remuneration is variable in the form of STI and LTI. Like those for the CEO, the performance measures used to determine STI outcomes for all employees are linked to achievement of the Group’s strategy and behaviours aligned to the values in Our Charter.

Although BHP Billiton does not consult directly with employees on Directors’ remuneration, the Group conducts regular employee engagement surveys which give employees an opportunity to provide feedback on remuneration matters. Many employees are ordinary shareholders and have the opportunity to vote on AGM resolutions. In FY2014 more than 27,000 employees enrolled to purchase BHP Billiton shares under Shareplus, our all-employee share plan.

4.3.6    Consideration of shareholder views

Part of the Board’s commitment to high-quality governance is expressed through the approach we take to engaging and communicating with shareholders. We encourage shareholders to make their views known to us.

Our shareholders are based across the globe. Regular proactive engagement on remuneration and governance matters takes place with institutional shareholders and investor representative organisations. This is overseen by the Remuneration Committee Chairman (who is also the Senior Independent Director).

In addition, shareholders can contact us at any time through our Investor Relations team, with contact details available on our website: www.bhpbilliton.com.

Feedback from shareholders and investors is shared with the Board and Remuneration Committee through the Chairman and the Remuneration Committee Chairman and is used as input to decision-making by the Board and the Committee, in respect of executive remuneration policy and application. In particular, this feedback has had a direct bearing on the Committee’s decisions in formulating this remuneration policy report content.

The Committee considers that this approach provides a robust mechanism to ensure Directors are aware of matters raised, have a good understanding of current shareholder views, and formulate policy and make decisions as appropriate.

4.3.7    Potential remuneration outcomes for the CEO

While the Remuneration Committee recognises that market forces necessarily influence remuneration practices, it strongly believes that the fundamental driver of remuneration outcomes should be business performance. It also believes that overall remuneration should be both fair to the individual and commensurate with the expectations of our shareholders.

Accordingly, while target total remuneration is structured to attract and retain a high calibre CEO, the amount of remuneration actually received each year depends on:

•	the achievement of superior business and individual performance;

•	generating sustained shareholder value from relative outperformance;

•	the view of the Committee as to what is fair to the individual and commensurate with shareholder expectations.

STI and LTI are the two components of remuneration that are measured on business performance, with the outcome assessed against pre-determined performance conditions.

The minimum amount the CEO could earn in respect of FY2015 is US$2.217 million, which is fixed remuneration, and made up of his base salary of US$1.700 million, pension contributions of US$0.425 million and benefits of US$0.092 million.

The maximum is US$13.097 million. This assumes he earns the maximum under the STI of US$4.080 million and the normal maximum under the LTI of US$6.800 million. All of these components are shown in the table below at the minimum, target and maximum levels. The normal maximum amount of the LTI has been calculated on the basis of full vesting at the share price on the date of grant. The normal maximum LTI is 400 per cent of base salary.

Before deciding on the final outcome for the CEO (and for other members of the GMC), the Committee first considers the outcome against the pre-determined performance conditions. It then applies its overarching discretion. It can exercise discretion downwards only (i.e. to reduce remuneration).

When the CEO was appointed in May 2013, the Board advised him that the Committee would exercise its discretion on the basis of what it considered to be a fair and commensurate remuneration level to decide if the outcome should be reduced.

To be fair to the individual, remuneration levels need to accurately reflect the CEO’s responsibilities and contributions. To be commensurate with the expectations of shareholders, remuneration levels need to reflect the expectations of our shareholders that their Company’s funds would be used to remunerate our employees in a way that is proportionate to both performance and overall value.

In this way, the Committee believes it can set a remuneration level for the CEO that is sufficient to incentivise him and that is also fair to him and commensurate with shareholder expectations and prevailing market conditions. These same considerations led the Committee to set the incoming CEO’s remuneration when he was appointed in 2013 at a lower level than the previous level for this role.

The diagram below shows the relative proportion of each remuneration component for the CEO if the minimum, target and maximum levels of performance were achieved.

(1)	Fixed remuneration comprises base salary (US$1.700 million per annum), pension contributions (25 per cent of base salary) and other benefits (US$0.092 million). The amount included for other benefits is based on FY2014 actual figures for the CEO, excluding non-recurring items.

(2)	The STI target amount is based on target performance of 160 per cent of base salary. The STI maximum amount is based on a maximum award of 240 per cent of base salary. The impact of potential future share price movements (up and down) on the value of deferred STI awards is not included.

(3)	The LTI amount (target and maximum) is based on the CEO’s normal maximum award equal to the face value of 400 per cent of base salary, which is lower than the maximum permissible award size under the plan rules. The ‘target’ value for the LTI award is based on the fair value of the award, which is 41 per cent of the face value, as this is the expected outcome on the balance of probabilities for the current plan design as calculated by the independent advisor to the Remuneration Committee, Kepler Associates. The minimum value for the LTI award is zero, and applies where the relative TSR of BHP Billiton is lower than the Peer Group and/or Index TSR (as applicable for each grant). The impact of potential future share price movements (up and down) on the value of LTI awards is not included.

Section 4.3.3 for more information on the components of remuneration for the CEO

4.3.8    Service contracts and policy on loss of office

The terms of employment for the CEO are formalised in his employment contract. Key terms of the current contract and relevant payments on loss of office are shown below. If a new CEO or another Executive Director was appointed, similar contractual terms would apply, other than where the Remuneration Committee determines that different terms should apply for reasons specific to the individual.

The CEO’s contract has no fixed term. It can be terminated by BHP Billiton on 12 months’ notice. BHP Billiton can terminate the contract immediately by paying base salary plus pension contributions for the notice period. The CEO must give six months’ notice for voluntary resignation. The table below sets out the basis on which payments on loss of office may be made.

Leaving reason (1) (2)
	Voluntary resignation	Termination for cause	Death, serious injury, disability or illness (3)	Cessation of employment with the agreement of the Board (4)
Base salary	• Base salary for the notice period will be paid as a lump sum or progressively over the notice period.	• No payment will be made.	• Base salary will be paid for a period of up to four months, after which time employment may cease.	• Base salary for the notice period will be paid as a lump sum or progressively over the notice period.

Pension	• Pension contributions for the notice period will be paid as a lump sum or progressively over the notice period.	• No pension contributions will be provided from the date of termination.	• Pension contributions will be paid for a period of up to four months, after which time employment may cease.	• Pension contributions for the notice period will be paid as a lump sum or progressively over the notice period.

Benefits

•  Applicable benefits may continue to be provided during the notice period.

•  Accumulated annual leave entitlements and any statutory payments will also be paid.

•  Applicable expenses may be paid for repatriation to the home location where a relocation has been requested by BHP Billiton.

•  No benefits will be provided.

•  Accumulated annual leave entitlements and any statutory payments will be paid.

•  Applicable expenses may be paid for repatriation to the home location where a relocation has been requested by BHP Billiton.

•  Applicable benefits may continue to be provided during the notice period.

•  Accumulated annual leave entitlements and any statutory payments will also be paid.

•  Applicable expenses may be paid for repatriation to the home location where a relocation has been requested by BHP Billiton.

• Applicable benefits may continue to be provided for the relevant year in which employment ceases. • Accumulated annual leave entitlements and any statutory payments will also be paid.

Leaving reason (1) (2)
	Voluntary resignation	Termination for cause	Death, serious injury, disability or illness (3)	Cessation of employment with the agreement of the Board (4)

	• Unvested Shareplus Matched Shares will lapse.	• Unvested Shareplus Matched Shares will lapse.	• Unvested Shareplus Matched Shares will vest in full.	• Applicable expenses may be paid for repatriation to the home location where a relocation has been requested by BHP Billiton. • Unvested Shareplus Matched Shares will vest in full.

STI Where CEO leaves during the financial year or after the end of the financial year, but before an award is provided.	• No STI will be paid.	• No STI will be paid.	• The Committee may determine in its discretion to pay an amount in respect of the participant’s performance for that year.	• The Committee may determine in its discretion to pay an amount in respect of the participant’s performance for that year.

Unvested STIP equity	• Will lapse.	• Will lapse.	• Will vest in full.

• Will continue to be held, on the existing terms, for the scheduled deferral period before vesting (subject to a Committee discretion to lapse some or all of the award).

• The awards remain subject to malus and clawback.

Leaving reason (1) (2)
	Voluntary resignation	Termination for cause	Death, serious injury, disability or illness (3)	Cessation of employment with the agreement of the Board (4)
Vested but unexercised STIP equity	• Will remain exercisable for the rest of the exercise period, unless the Committee determines they will lapse.	• Will remain exercisable for the rest of the exercise period, unless the Committee determines they will lapse.	• Will remain exercisable for the rest of the exercise period.	• Will remain exercisable for the rest of the exercise period, or for a reduced exercise period, unless the Committee determines they will lapse.

Unvested GIS equity	• Will lapse.	• Will lapse.	• Will vest in full.	• Will vest in full, except in the case of a leaving reason not specified in the plan rules, in which case the Committee has discretion to determine the treatment of equity awards.

Vested GIS Options (with a market-based exercise price) previously provided to the CEO – if still held on leaving.	• Will be retained for the scheduled exercise period, and on the existing terms.	• Will lapse.	• Will be retained for the scheduled exercise period, and on the existing terms.	• Will be retained for the scheduled exercise period, and on the existing terms.

LTI Unvested awards	• Will lapse.	• Will lapse.	• Will vest in full.

•  A pro rata portion of unvested awards (based on the proportion of the performance period served) will continue to be held subject to the LTIP rules and terms of grant. The balance will lapse.

•  The awards remain subject to malus and clawback.

Leaving reason (1) (2)
	Voluntary resignation	Termination for cause	Death, serious injury, disability or illness (3)	Cessation of employment with the agreement of the Board (4)
Vested but unexercised awards	• Will remain exercisable for the rest of the exercise period, unless the Committee determines they will lapse.	• Will remain exercisable for the rest of the exercise period, unless the Committee determines they will lapse.	• Will remain exercisable for the rest of the exercise period.	• Will remain exercisable for the rest of the exercise period, or for a reduced exercise period, unless the Committee determines they will lapse.

(1)	If the Committee considers it to be necessary, BHP Billiton may enter into agreements with a CEO which may include the settlement of liabilities in return for payment(s), including reimbursement of legal fees subject to appropriate conditions; or to enter into new arrangements with the departing CEO (for example, entering into consultancy arrangements).

(2)	In the event of a change in control event (e.g. takeover, compromise or arrangement, winding up of the Company) as defined in the STIP and LTIP rules:

•	base salary, pension contributions and benefits will be paid until the date of the change of control event;

•	the Committee may determine that a cash payment be made in respect of performance during the current financial year and all unvested STI equity awards would vest in full; and

•	the Committee may determine that unvested LTI awards will either vest to the extent that the Committee determines appropriate (with reference to performance against the performance condition up to the date of the change of control event and expectations regarding future performance) or that the awards be lapsed if the Committee determines that the holders will participate in an acceptable alternative employee equity plan as a term of the change of control event.

(3)	Defined as occurring when a participant leaves BHP Billiton due to death, serious injury, disability or illness that prohibits continued employment or total and permanent disablement.

(4)	Defined as occurring when a participant leaves BHP Billiton due to forced early retirement, retrenchment or redundancy, termination by mutual agreement or retirement with the agreement of the Company, or such other circumstances that do not constitute resignation or termination for cause.

Remuneration policy for Non-executive Directors

Our Non-executive Directors are paid in compliance with the UK Corporate Governance Code (2012) and the ASX Corporate Governance Council’s Principles and Recommendations (3rd Edition).

4.3.9    Components of remuneration

The following table shows the components of total remuneration for Non-executive Directors, the link to strategy, how each component operates, and how performance is assessed and will impact remuneration and the maximum opportunity for each component.

Remuneration component and link to strategy	Operation and performance framework	Maximum (1)

Fees

• Competitive base fees are paid in order to attract and retain high-quality individuals, and to provide appropriate remuneration for the role undertaken.

• Committee fees are provided to recognise the additional responsibilities, time and commitment required.

• The Chairman is paid a single fee for all responsibilities.

• Non-executive Directors are paid a base fee and relevant committee membership fees.

• Committee Chairmen and the Senior Independent Director are paid an additional fee to reflect their extra responsibilities.

• All fee levels are reviewed annually and any changes are effective from 1 July.

• Fees are set at a competitive level with advice on benchmark fees in equivalent size companies provided by external advisers. Fee levels reflect the size and complexity of the Group, the multi-jurisdictional environment arising from the Dual Listed Company structure, the multiple stock exchange listings and the extent of the geographic regions in which the Group operates. The economic environment and the financial performance of the Group are taken into account. Consideration is also given to salary reviews across the rest of the Group.

•  Section 4.4.13 for current fee levels provided to Non- executive Directors

8% increase per annum (annualised), or inflation if higher in the location in which duties are primarily performed, on a per fee basis.

Remuneration component and link to strategy	Operation and performance framework	Maximum (1)
Pension • As required by law.	• Pension contributions provided on fees only where required by law.	As required by law.

Benefits

Travel allowances • Competitive benefits are paid in order to attract and retain high-quality individuals and adequately compensate for the considerable travel burden.

• Non-executive Directors receive travel allowances on a per trip basis reflecting the considerable travel burden imposed on members of the Board as a consequence of the Dual Listed Company structure and the resulting Board meetings in Australia and the UK, along with site visits at our multiple geographic locations.

8% increase per annum (annualised), or inflation if higher in the location in which duties are primarily performed, on a per-trip basis.

Other benefits • Competitive benefits are paid in order to attract and retain high-quality individuals, and to provide appropriate remuneration for the role undertaken.

• As a consequence of the Dual Listed Company structure, Non-executive Directors are required to prepare personal tax returns in both Australia and the UK, regardless of whether they reside in one or neither of those countries. They are accordingly reimbursed for the costs of personal tax return preparation in whichever of the UK and/or Australia is not their place of residence (including payment of the tax cost associated with the provision of the benefit).

• Non-executive Directors may from time to time be accompanied by their spouse/partner to business meetings. The costs associated with spouse/partner attendance at one business meeting per annum are met by BHP Billiton and, in some instances, they are deemed to be taxable benefits for the Non-executive Director. In such cases BHP Billiton reimburses the Non-executive Director for this tax cost.

Up to a limit not exceeding 20% of fees.

STI and LTI	• Non-executive Directors are not eligible to participate in any STI or LTI arrangements.

Remuneration component and link to strategy	Operation and performance framework	Maximum (1)
Payments on early termination	• There are no provisions in any of the Non-executive Directors’ appointment arrangements for compensation payable on early termination of their directorship.

(1)	UK regulations require the disclosure of the maximum that may be paid in respect of each remuneration component. Where that is expressed as a maximum annual percentage increase which is annualised, it should not be interpreted that it is the Company’s current intention to award an increase of that size in total in any one year, or in each year, and instead it is a maximum required to be disclosed under the regulations.

Approach to recruitment remuneration

The ongoing remuneration arrangements for a newly recruited Non-executive Director will reflect the remuneration policy in place for other Non-executive Directors, as above. The components will therefore comprise fees, pension contributions where required by law and benefits as set out in the table above. No variable remuneration (STI and LTI) will be provided to newly recruited Non-executive Directors.

Letters of appointment and policy on loss of office

The standard letter of appointment for Non-executive Directors is available on our website. The Board has adopted a policy consistent with the UK Corporate Governance Code, under which all Non-executive Directors must seek re-election by shareholders annually, if they wish to remain on the Board. As such no Non-executive Directors seeking re-election have an unexpired term in their letter of appointment.

A Non-executive Director may resign on reasonable notice. No payments are made to Non-executive Directors on loss of office. A legacy arrangement provides accrued retirement benefits under the now closed Retirement Plan of BHP Billiton Limited, and this will continue to be honoured.

Section 4.4.30 for retirement disclosures for the Non-executive Directors

Considerations when setting Non-executive Director remuneration

When Non-executive Director remuneration is determined, the same considerations in respect of employment conditions elsewhere in the Group and shareholder views, as described in relation to setting remuneration for the CEO, are taken into account.

Section 4.3.5 for consideration of employment conditions elsewhere in the Group

Section 4.3.6 for consideration of shareholder views

4.4    Annual report on remuneration

This section of the report shows the impact of the remuneration policy in FY2014 and how actual performance outcomes are linked to remuneration outcomes. It is divided as follows:

Contents of the annual report on remuneration
4.4.1 to 4.4.4	Remuneration governance
4.4.5 to 4.4.11	Remuneration outcomes for the Executive Director (the CEO)
4.4.12 to 4.4.13	Remuneration outcomes for Non-executive Directors
4.4.14 to 4.4.18	Remuneration for members of the GMC (other than the CEO)
4.4.19 to 4.4.31	Other statutory disclosures

Remuneration governance

4.4.1    Board oversight and the Remuneration Committee

The Board is responsible for ensuring that the Group’s remuneration arrangements are equitable and aligned with the long-term interests of BHP Billiton and its shareholders. In performing this function, it is critical that the Board is independent of management when making decisions affecting remuneration of the CEO, the other members of the GMC and the Group’s employees.

The Board has therefore established a Remuneration Committee to assist it in making such decisions. The Committee is comprised solely of Non-executive Directors, all of whom are independent. In order to ensure that it is fully informed, the Committee regularly invites members of management to attend meetings to provide reports and updates. The Committee can draw on services from a range of external sources, including remuneration consultants.

Remuneration Committee

The activities of the Remuneration Committee are governed by Terms of Reference (most recently approved by the Board in June 2013), which are available on our website. The purpose of the Committee is to assist the Board in its oversight of:

•	the remuneration policy and its specific application to the CEO, the other members of the GMC and its general application to all Group employees;

•	the determination of levels of reward for the CEO and approval of reward to the other members of the GMC;

•	the annual evaluation of the performance of the CEO, by providing guidance to the Group Chairman;

•	communication with shareholders on the Group’s remuneration policy and the Committee’s work on behalf of the Board;

•	the Group’s compliance with applicable legal and regulatory requirements associated with remuneration matters;

•	the preparation of the Remuneration Report to be included in the Group’s Annual Report;

•	the review, at least annually, of remuneration by gender.

Remuneration Committee members	• John Buchanan (Chairman) • Carlos Cordeiro • Pat Davies • John Schubert • Carolyn Hewson (appointed 28 January 2014)
Number of meetings in FY2014	• Seven
Other individuals who regularly attended meetings (1)

•     Jac Nasser (Chairman)

•     Andrew Mackenzie (CEO)

•     Karen Wood (President)

•     Mike Fraser (President, Human Resources)

•     Andrew Fitzgerald (Vice President, Group Reward)

•     Jane McAloon (President, Governance and Group Company Secretary)

•     Geof Stapledon (Vice President, Governance)

(1)	These individuals were not present when matters associated with their own remuneration were considered.

Section 3.14.2 for further information regarding the Committee

The use of remuneration consultants

The Committee seeks and considers advice from independent remuneration advisors where appropriate. Remuneration consultants are engaged by, and report directly to, the Committee. Potential conflicts of interest are taken into account when remuneration consultants are selected, and their terms of engagement regulate their level of access to, and require their independence from, BHP Billiton’s management. The advice and recommendations of external advisers are used as a guide, but do not serve as a substitute for thorough consideration of the issues by each Director.

Kepler Associates was appointed by the Committee to act as an independent remuneration adviser to provide specialist remuneration advice and does not provide other services to the Group. Kepler Associates is a member of the UK Remuneration Consultants Group, and adheres to its Code of Conduct. During the year, Kepler Associates provided advice and assistance to the Committee on a wide range of matters, including:

•	advice in regard to remuneration arrangements for the CEO and the members of the GMC;

•	benchmarking of pay of senior executives against comparable roles at a range of relevant comparator groups, including sector and size peers;

•	provision of information and commentary on global trends in executive remuneration;

•	calculation of fair values for accounting and remuneration setting purposes of equity awards and performance analysis for LTI awards;

•	review of, and commentary on, management proposals;

•	other ad-hoc support and advice as requested by the Committee.

Kepler Associates is the only remuneration consultant appointed by the Committee.

Remuneration recommendations

As part of its role, Kepler Associates provided ‘remuneration recommendations’ (as defined in the Australian Corporations Act 2001) to the Committee during the year. Each time Kepler Associates provides a remuneration recommendation, Kepler Associates provides a declaration that the remuneration recommendation was made free from undue influence by the individual to whom the recommendation relates. The Board considered the processes outlined above, the constraints incorporated into Kepler Associates’ terms of engagement, the implementation of a comprehensive protocol for the engagement of remuneration advisors and the receipt of the declaration of no undue influence. It is satisfied that the remuneration recommendations received from Kepler Associates were made free from undue influence by any member of the KMP to whom the recommendations related.

Total fees paid to Kepler Associates for the above services for the period from 1 July 2013 to 30 June 2014 were £125,520, of which £51,920 was for attendance at Committee meetings and commentary on management proposals, and a total of £73,600 for the provision of remuneration recommendations and other technical advice and support on executive remuneration.

Management also appoints external firms from time to time to assist with remuneration benchmarking, data provision and the like. While other external firms did provide certain information to management to assist them in deliberations, no remuneration advisor other than Kepler Associates provided remuneration recommendations during the year in relation to KMP.

4.4.2    Prohibition on hedging of BHP Billiton shares and equity instruments

The CEO and other members of the GMC are not allowed to protect the value of any unvested BHP Billiton equity awards allocated to them under employee programmes, or the value of shares and securities held as part of meeting BHP Billiton’s MSR as described below. The policy also prohibits GMC members from using unvested BHP Billiton equity awards as collateral in any financial transaction, including hedging and margin loan arrangements.

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

4.4.3    Share ownership guidelines and the MSR

The share ownership guidelines and the MSR help to ensure that the interests of directors, executives and shareholders remain aligned. For FY2014:

•	the MSR for the CEO was 500 per cent of annual gross pre-tax base salary and he met the MSR as at the date of this report;

•	the MSR for other members of the GMC was 300 per cent of annual gross pre-tax base salary and they all met the MSR as at the date of this report apart from Tony Cudmore, Tim Cutt, Geoff Healy and Daniel Malchuk.

The value of equity awards and any other securities for the purposes of the MSR is the market value of the underlying shares. Unvested employee equity awards do not qualify, and neither do any options with a market-based exercise price.

The CEO and other members of the GMC are expected to grow their holdings to the MSR from the scheduled vesting of their employee awards over time. Under the policy, employees are not required to meet the holding requirement before awards are allocated to them. Rather, the MSR is tested at the time that shares are to be sold. The GMC members are entitled to sell sufficient shares to satisfy tax obligations arising from the granting, holding, vesting, exercise or sale of the employee awards or the underlying shares. However, if a GMC member wishes to sell additional shares, they will be prohibited from doing so unless they will meet the MSR after the sale.

Section 4.4.27 for details of share ownership information of the CEO and other members of the GMC

Subject to securities dealing constraints, Non-executive Directors have agreed to apply at least 25 per cent of their remuneration (base fees plus Committee fees) to the purchase of BHP Billiton shares until they achieve a shareholding equivalent in value to one year’s remuneration. Thereafter, they must maintain at least that level of shareholding throughout their tenure. All Non-executive Directors met the MSR as at the date of this report.

Section 4.4.27 for details of share ownership information of the Non-executive Directors

4.4.4    Statement of voting at the 2013 AGMs

BHP Billiton’s remuneration resolutions have attracted a high level of support by shareholders. Voting in regard to those resolutions put to shareholders at the 2013 AGMs is shown below, in accordance with UK legislation.

AGM Resolution	% vote ‘for’	% vote ‘against’	Votes withheld (1)
Remuneration Report	97.28	2.72	19,292,876
Adoption of new LTIP Rules	97.22	2.78	41,873,567
Approval of grants to Executive Director	97.28	2.72	17,772,663

(1)	The sum of votes marked ‘Vote Withheld’ at BHP Billiton Plc’s AGM and votes marked ‘Abstain’ at BHP Billiton Limited’s AGM.

Remuneration outcomes for the Executive Director (the CEO)

The CEO remuneration policy that applied in FY2014 is the same as set out in the remuneration policy report, and the remuneration outcomes described below have therefore been provided in accordance with that same policy.

Section 4.3 for the remuneration policy for the CEO

4.4.5    Single total figure of remuneration

This section shows a single total figure of remuneration as prescribed under UK requirements. It is a measure of actual remuneration and is not intended to meet IFRS accounting standards.

Section 4.4.19 for the Statutory IFRS Remuneration table

This measure of remuneration is required to be reported only in relation to the performance of the services of an Executive Director. As Andrew Mackenzie assumed the role of CEO and Executive Director in May 2013, the FY2013 figures therefore relate only to a part-year period.

US dollars (’000)		Base salary	Benefits	STI (1)	LTI	Pension	Total
Andrew Mackenzie	FY2014	1,700	92	3,136	2,635	425	7,988
	FY2013	242	702	256	1,208	60	2,468

(1)	Provided half in cash and half in deferred equity as shown in the table below.

For Mr Mackenzie, the single total figure of remuneration is calculated as set out below.

	FY2013 – 10 May to 30 June 2013	FY2014
Base salary	Base salary earned for the period, based on a full-year base salary in the CEO role of US$1.700 million.	Base salary earned from 1 July 2013 to 30 June 2014 based on a full-year base salary of US$1.700 million as Mr Mackenzie did not receive any salary increase for FY2014.
Benefits (1) Section 4.3.3 for policy for specific benefits	Personal tax return preparation in required countries, a pro-rated portion of private family health insurance, plus the full amount of the US$0.700 million relocation allowance paid in respect of Mr Mackenzie’s move from the UK to Australia.	The full amount of private family health insurance and personal tax return preparation in required countries provided during FY2014, together with spouse business-related travel.
STI Section 4.4.6 for how STI is determined	A pro-rated portion of STI awarded for FY2013 performance. Half or US$0.128 million was provided in cash in September 2013, and half or US$0.128 million deferred in an equity award, which is due to vest in FY2016.	STI awarded for FY2014 performance. Half or US$1.568 million will be provided in cash in September 2014, and half or US$1.568 million deferred in an equity award (subject to shareholder approval at the 2014 AGMs), which will be due to vest in FY2017.
LTI Section 4.4.7 for the LTI performance condition Section 4.4.8 for LTI awarded during FY2014	A pro-rated portion of the value of 243,126 LTI awards that vested on 22 August 2013, based on performance during the five-year period to 30 June 2013. The total value of that award (based on a share price on 22 August 2013 of £19.20, converted to US dollars on that date) plus the associated DEP (of US$1.017 million) on the date of vesting and exercise was US$8.480 million.	The value of 69,600 LTI awards that vested on 20 August 2014, based on performance during the five-year period to 30 June 2014. This value of that award is based on a share price on 20 August 2014 of £19.65, (converted to US dollars on that date) plus the associated DEP of US$0.359 million.
Pension	BHP Billiton’s contribution to defined contribution pension plans during the period at 25% of base salary.	BHP Billiton’s contribution to defined contribution pension plans at 25% of base salary.

(1)	Although eligible, the CEO does not currently participate in Shareplus, for reasons of administrative simplicity in terms of stock exchange dealings and announcements.

When the components of remuneration are provided

The following graph illustrates the usual time frame for delivery of the components of remuneration. It shows how STI and LTI outcomes are deferred.

4.4.6    FY2014 STI performance outcomes

The CEO scorecard for the FY2014 performance year is summarised in the following table. A description of each performance measure and the CEO’s level of achievement, as determined by the Committee, are shown below the table. The performance range is set for each measure with the level of performance determined on a range of Threshold (the minimum necessary to qualify for any reward outcome), Target (where the performance requirements are met), and Stretch (where the performance requirements are exceeded).

HSEC

The HSEC KPI for the CEO is aligned to the Group’s suite of HSEC Five Year Public Targets as set out in BHP Billiton’s Sustainability Report. As it has done for several years, the Remuneration Committee sought guidance from the Sustainability Committee when assessing HSEC performance. The Sustainability Committee reviewed performance against each of the designated measures. Consistent with prior years, the Remuneration Committee then took a holistic view of how the Group had performed in critical areas.

Targets for FY2014

•	Fatalities, environmental and community incidents: Nil fatalities and nil actual significant environmental and community incidents.

•	TRIF and occupational illness: Improved performance compared with FY2013 results, with severity and trends to be considered as a moderating influence on the overall HSEC assessment.

•	Risk management: The Group is to have all material risks with HSEC impacts recorded and controlled, and to have all critical control designs and critical control assessment test plans reviewed by the material risk owners.

•	Health, environment and community initiatives: All assets to achieve 100 per cent of targets in respect of occupational exposure reduction, water and greenhouse gas reduction and local procurement.

Performance for FY2014

•	Fatalities, environmental and community incidents: Zero fatalities occurred in FY2014, with a reduction in the number of potential significant events recorded as well. No significant environmental incidents occurred, and while there was a significant community protest at Cerro Matoso (Columbia), it was well managed without any material impact.

•	TRIF and occupational illness: TRIF performance for FY2014 was a significant improvement over FY2013, with a nine per cent reduction to a TRIF of 4.2 for FY2014, partly offset by an increase in occupational illness outcomes of 14 per cent in FY2014 compared with FY2013.

•	Risk management: All material HSEC risks that have been identified are recorded, and critical control assessments have been completed.

•	Health, environment and community initiatives: Greenhouse gas reduction targets set at the commencement of the year were materially exceeded, with outperformance observed across BHP Billiton. Targets set for reducing occupational health exposures, for water management and local procurement plan development and implementation were achieved.

Attributable profit

Profit after taxation attributable to members of the BHP Billiton Group (attributable profit) is the primary measure used by the Board when assessing the Group’s financial performance. For the purposes of assessing the actual reported outcome against a directly comparable target, the attributable profit KPI is adjusted for changes in commodity prices, foreign exchange movements, and exceptional items to ensure that it appropriately measures outcomes that are within the control and influence of the Group and its executives. Of these, changes in commodity prices are ordinarily the most material due to volatility in prices and the impact on Group revenue.

Targets for FY2014

In respect of FY2014, the Board determined a target for attributable profit of US$13.3 billion, after the adjustments described above.

Performance for FY2014

Attributable profit of US$13.8 billion was reported by BHP Billiton, which was in excess of the target. The drivers of this outperformance were higher than expected sales volumes, particularly in Iron Ore and, to a lesser extent, in Coal, together with positive productivity and cost performance across a range of Businesses, particularly in Aluminium, Manganese and Nickel, and in Coal. These gains were partly offset by the impact of non-cash costs in Copper.

Capital project management (cost and schedule)

Capital project management measures based on the cost and the schedule outcomes for major capital projects in execution are considered to be effective measures of the delivery of our project pipeline, and consistent with other companies in our sector. The cost KPI is adjusted for foreign exchange movements to ensure that it appropriately measures outcomes that are within the control and influence of the Group and its executives.

Targets for FY2014

In respect of FY2014, the Board determined a target for cost of US$23.9 billion, after adjusting for foreign exchange movements, and a target for schedule of 36.0 months which are weighted averages of the portfolio of major projects under development.

Performance for FY2014

The outcome of US$24.0 billion on cost was slightly behind the target. While the performance outcome on schedule was nominally on target at 36.0 months, the actual outcome was determined to be marginally behind target for the purposes of STI outcomes. While the majority of major capital projects proceeded in accordance with approved targets, cost budgets were exceeded on certain projects in Copper and Iron Ore, while favourable cost outcomes were observed in respect of certain other projects in Coal and Iron Ore. Negative impacts on schedule were observed on certain major capital projects in Copper, Iron Ore and Petroleum and Potash, while certain other projects progressed ahead of approved schedule in Iron Ore and Coal.

Individual performance measures for the CEO

Individual measures for the CEO are determined at the commencement of the financial year. The application of personal, qualitative measures remains an important element of effective performance management. These measures seek to provide a balance between the financial and non-financial performance requirements that maintain our position as a leader in our industry.

Targets for FY2014

The CEO’s individual measures for FY2014 comprised contribution to the overall performance of the Group and the management team, and delivery against projects and initiatives within the scope of the CEO role as set out by the Board, including productivity and cost improvement, enhanced stakeholder relations and portfolio optimisation.

Performance for FY2014

The CEO has completed his first full financial year in the role, and is considered by the Committee to have performed well against the individual measures set at the commencement of the year, as set out above. The CEO has contributed positively to the performance of the Company and the GMC, significant productivity improvements have been achieved during FY2014, relations with stakeholders have improved, and the Group’s portfolio optimisation efforts are progressing well. Accordingly, the Committee is of the view the CEO has performed ahead of target on individual measures.

4.4.7    LTI performance outcomes

LTI vested based on performance to June 2014

The five-year performance period for the 2009 LTI awards ended on 30 June 2014. The CEO’s 2009 LTI comprised 120,000 awards, subject to achievement of the relative TSR performance condition, and any discretion applied by the Remuneration Committee as described below.

Testing the performance condition

For the award to vest in full, BHP Billiton was required to deliver a TSR that exceeded the Peer Group TSR by an average of 5.5 per cent per year for five years, being 30.7 per cent in total compounded over the five-year performance period from 1 July 2009 to 30 June 2014.

Section 4.3.3 for the definition of Peer Group TSR

In respect of the 2009 LTI, the Peer Group TSR was 42.8 per cent, compared to BHP Billiton’s TSR of 60.6 per cent. Accordingly, BHP Billiton outperformed its peer companies by 17.8 per cent, and therefore 58 per cent of awards vested. As a result, 69,600 of the CEO’s 2009 LTI award (granted under the former LTIP) vested on 20 August 2014. The closing price of ordinary BHP Billiton Limited shares on the LSE on that date was £19.65 and so the value of the vested award was US$2.635 million, including the associated DEP of US$0.359 million in relation to dividends over the five-year performance period in the form of shares (by applying the net cash DEP towards the purchase of ordinary BHP Billiton Limited shares for the CEO).

If BHP Billiton’s relative performance had been equal to or less than the Peer Group TSR, then Threshold vesting would not have been achieved, and none of the award would have vested.

Section 4.4.8 for the 2009 peer group companies

The impact of the TSR outperformance by BHP Billiton was to add US$25 billion of shareholder value from 1 July 2009 to 30 June 2014 over and above the weighted average performance of the comparators, as shown in the graphs below. Starting from the LTI award scheduled to vest next year, being the LTI allocated in 2010, relative TSR will be measured against both a peer group, and also a broader market index.

Application of discretion to reduce vesting

The rules of the LTIP and the terms and conditions of the award give the Committee an overarching discretion to reduce the number of awards that will vest, notwithstanding the fact that the performance condition for partial or full vesting has been met.

In accordance with its overarching discretion, the Committee has considered the TSR outcome in the context of the Group’s performance over the five-year performance period and determined that the recorded TSR outcome is a fair reflection of performance.

This qualitative judgement, which is applied before final vesting is confirmed, is an important risk management aspect to ensure that vesting is not simply driven by a formula that may give unexpected or unintended remuneration outcomes. The Committee considers its discretion carefully each year, taking account of the circumstances that are relevant to the five-year period under consideration.

Section 4.4.25 for a five-year history of BHP Billiton share prices and dividends

The graphs below show BHP Billiton’s performance under the 2009 LTIP performance condition.

The graph below shows BHP Billiton’s comparative performance against the ASX 100, FTSE 100 and the MSCI World index.

LTI vested during FY2014 based on performance to June 2013

As detailed in last year’s Remuneration Report, the five-year performance period for the 2008 LTIP ended on 30 June 2013. For awards to vest in full, BHP Billiton was required to deliver a TSR that exceeded the Peer Group TSR of a by an average of 5.5 per cent per year for five years, being 30.7 per cent in total compounded over the five-year performance period. The Peer Group TSR was negative 44.0 per cent, which compared to BHP Billiton’s TSR of negative 9.4 per cent. As a result, BHP Billiton outperformed its peer companies by 34.6 per cent, and therefore met the requisite performance condition for full vesting.

Section 4.3.3 for the definition of Peer Group TSR

Section 4.4.8 for the 2008 peer group companies

As described above, the Committee then considered their overarching discretion under the LTIP rules to reduce the number of awards that vested, notwithstanding the fact that the performance condition for full vesting had been met. The Committee, with the support of the Board, exercised that discretion and reduced vesting by 35 per cent for all participants. Accordingly, 35 per cent of the CEO’s awards did not vest and instead lapsed.

In applying its discretion, the Committee took into account a range of factors, including the negative TSR over the five-year performance period that shareholders have experienced. While the Committee recognised that the TSR was delivered in a difficult business environment, it also felt that more closely aligning the experience of shareholders and executives was important. As always, the Committee also looked at the total remuneration for executives. While the Committee exercised its discretion in respect of the 2008 LTIP vesting, based on its consideration of all relevant factors, this does not imply that the discretion will or will not be exercised to reduce the vesting result in future years.

Section 4.4.5 for the number and value of vested LTI awards for the CEO

4.4.8    LTI allocated during FY2014

Following shareholder approval at the 2013 AGMs, an LTI award was granted to the CEO on 18 December 2013. The face value and fair value of the award are shown in the table below.

Number of LTI rights (1)	Face value US$ (‘000) (2)	Face value % of salary	Fair value US$ (‘000) (3)	Fair value % of salary	% of max (4)
198,514	6,800	400	2,788	164	82

(1)	The number of LTI rights is calculated by dividing the face value by the average closing share price over the 12 months up to and including the grant date (being A$35.33) and rounding down to the nearest number of rights.

(2)	The face value of the award was determined as 400 per cent of Andrew Mackenzie’s base salary of US$1.700 million.

(3)	The fair value of the award is calculated by multiplying the face value of the award by the fair value factor of 41 per cent (for the current plan design, as determined by Kepler Associates).

(4)	The allocation is 82 per cent of the maximum award that may be provided under the LTIP rules. The maximum is a fair value of 200 per cent of base salary, or face value of 488 per cent of base salary, based on the fair value of 41 per cent for the current plan design (488% x 41% = 200%).

Terms of the LTI award

Section 4.3.3 for the terms of LTI that are set in the remuneration policy for the CEO

In addition to those terms, the Remuneration Committee has determined:

•	The performance period will be 1 July 2013 to 30 June 2018.

•	The share price averaging period of six months will be used in the TSR calculations to account for short-term price fluctuations.

•	BHP Billiton’s performance relative to peers tends to be counter-cyclical. To provide a fair and balanced outcome, TSR relative to the weighted average TSR of sector peer companies selected by the Committee (Peer Group TSR) determined the vesting of 67 per cent of the award. TSR relative to the broad MCSI World index (Index TSR) will determine the vesting of the remaining 33 per cent of the award.

•	For the whole of either portion of the award to vest, BHP Billiton’s TSR must exceed the Peer Group TSR or the Index TSR (as applicable) by an average of 5.5 per cent per annum. This equates to exceeding average TSR over the five-year performance period by 30.7 per cent. Threshold vesting of each portion of the award occurs where BHP Billiton’s TSR equals the Peer Group TSR or Index TSR (as applicable).

•	Peer Group TSR is the weighted median TSR for the companies. Each company in the peer group is weighted by market capitalisation to ensure that it is represented appropriately within the TSR calculation. The maximum weighting for any one company is capped at 15 per cent and the minimum is set at one per cent, to reduce sensitivity to any single peer company.

The sector peer group companies for the FY2014 allocations in December 2013 are below, along with those for prior LTI grants.

	December 2008 and 2009 (1)	December 2010 to 2012	December 2013
Resources (75%) (2)
Alcoa	—	—	—
Anglo American	—	—	—
Cameco	—	—	—
Consol Energy			—
Fortescue Metals			—
Freeport McMoRan	—	—	—
Glencore Xstrata (3)	—	—	—
Norilsk	—	—	—
Peabody Energy	—	—	—
Rio Tinto	—	—	—
Southern Copper	—	—	—
Teck Cominco	—	—	—
Vale	—	—	—

	December 2008 and 2009 (1)	December 2010 to 2012	December 2013
Oil and Gas (25%)
Andarko Petroleum			—
Apache	—	—	—
BG Group	—	—	—
BP		—	—
Canadian Natural Res.			—
Chevron			—
ConocoPhillips			—
Devon Energy	—	—	—
EOG Resources			—
Exxon Mobil		—	—
Occidental Petroleum			—
Shell		—	—
Woodside Petroleum	—	—	—

(1)	In 2008 and 2009, the share price averaging period used in the TSR calculations to account for short-term price fluctuations was 3 months. This was extended to 6 months from the December 2010 grants.

(2)	This peer group was the only comparator group for the 2008 and 2009 LTIP grants. The Index TSR was introduced as a secondary comparator (for 33 per cent of the award) from the December 2010 grant.

(3)	GlencoreXstrata has replaced Xstrata in the peer group for December 2008 to 2012 awards from the merger of Glencore and Xstrata in May 2013.

4.4.9    CEO remuneration and returns to shareholders

Five-year CEO remuneration

The table below shows the total remuneration earned by Andrew Mackenzie and Marius Kloppers over the last five years, along with the proportion of maximum opportunity earned in relation to each type of incentive. As Mr Mackenzie assumed the role of CEO in May 2013, the FY2013 total remuneration shown relates only to the period 10 May to 30 June 2013. The FY2013 total remuneration for Mr Kloppers relates only to the period 1 July 2012 to 10 May 2013.

Section 4.4.5 for the methodology used to calculate the single total figure of remuneration as used in this table

Financial year	FY2010	FY2011	FY2012	FY2013	FY2014
Andrew Mackenzie
Total remuneration (single figure, $’000)	–	–	–	2,468	7,988
STI (% of maximum)	–	–	–	47	77
LTI (% of maximum)	–	–	–	65	58
Marius Kloppers
Total remuneration (single figure, $’000)	14,789	15,755	16,092	15,991	–
STI (% of maximum)	71	69	0	47	–
LTI (% of maximum)	100	100	100	65	–

Five-year TSR

The graph below shows BHP Billiton’s TSR against the performance of relevant indices over the same five-year period. The indices shown in the graph were chosen as being broad market indices which include companies of a comparable size and complexity to BHP Billiton.

4.4.10    Change in CEO’s remuneration in FY2014

The table below sets out the CEO’s base salary, benefits and STI amounts earned in respect of FY2014, with the percentage change from FY2013. The table also shows the average change in each element for employees of the Group in Australia (being approximately 26,500 employees). This has been chosen by the Committee as the most appropriate comparison, as the CEO is located in Australia.

			Base salary	Benefits	STI
CEO	$’000		1,700	92	3,136
	% change	(1)	0.0	(87.0)	23.2
Australian employees	% change (average)		2.3	(10.0)	17.9

(1)	The percentage changes for the CEO have been determined with reference to annualised numbers for FY2013.

4.4.11    Remuneration for the CEO in FY2015

Subject to approval of the remuneration policy by shareholders at the 2014 AGMs, the remuneration for the CEO in FY2015 will be provided in accordance with that policy.

Section 4.3.3 for the remuneration policy for the CEO

Base salary increase in September 2014

Base salary is reviewed annually, and increases are applicable from 1 September. The CEO will not receive a base salary increase in September 2014 and it will remain unchanged at US$1.700 million per annum for FY2015.

FY2015 STI performance measures

STI awards will be determined and provided on the same basis as set out for FY2014, and the HSEC, attributable profit, capital project management and individual performance measures are unchanged.

Section 4.4.6 for a description of STI for FY2014, including the performance measures

The performance measures set out in the table below have been set by the Remuneration Committee for the CEO in FY2015.

Performance measure	Weighting	Target performance
HSEC	20%	• Fatalities, Environment and Community Incidents: Nil fatalities and nil actual significant environmental and community incidents.

		• TRIF and Occupational Illness: Improved performance compared with FY2014 results, with severity and trends to be considered as a moderating influence on the overall HSEC assessment.

• HSEC Risk Management: Each Business is to have all material risks with HSEC impacts recorded and controlled. For all material risks Businesses to have all critical control designs and critical control assessment test plans reviewed by the material risk owner.

Performance measure	Weighting	Target performance

• Health, Environment and Community Initiatives: All assets to achieve 100% of planned targets in respect of occupational exposure reduction, water and greenhouse gas projects reduction and local procurement and cultural awareness targets.

Attributable profit (adjusted for commodity prices foreign exchange movements and exceptional items)	40%

• For reasons of commercial sensitivity, the target for attributable profit will not be disclosed in advance; however, we plan to disclose targets and outcomes retrospectively. In the rare instances where this may not be prudent or grounds of commercial sensitivity, we will explain why and give an indication of when they will be disclosed.

Capital project management (cost and schedule)	20%

• For reasons of commercial sensitivity, the targets for capital project management cost and schedule will not be disclosed in advance; however, we plan to disclose targets and outcomes retrospectively. In the rare instances where this may not be prudent or grounds of commercial sensitivity, we will explain why and give an indication of when they will be disclosed.

Individual performance	20%

• The CEO’s individual measures for FY2015 comprise contribution to BHP Billiton’s overall performance and the management team, and the delivery of projects and initiatives within the scope of the CEO role as set out by the Board, including portfolio optimisation and simplification, capital management, improvement in leadership capabilities and employee engagement throughout the Group, and GMC member development and succession.

FY2015 LTI award

On the advice of the Committee, the Board has proposed an FY2015 LTI award for the CEO with a face value of US$6.800 million, being 400 per cent of the CEO’s base salary. Taking into account the performance condition as represented by the fair value factor of 41 per cent, the fair value of these awards is US$2.788 million.

The FY2015 LTI award will use the same performance and service conditions, vesting schedule and peer groups as the FY2014 LTI award.

Section 4.4.8 for a description of LTI for FY2014

If approved by shareholders, this FY2015 LTI award will be granted following the AGMs (i.e. in or around December 2014). The number of awards will be notified to shareholders at the time that they are provided.

Remuneration outcomes for Non-executive Directors

The remuneration policy for the Non-executive Directors set out in the remuneration policy report also applied in FY2014, and the remuneration outcomes described below have therefore been provided in accordance with that same policy.

Section 4.3.9 for the remuneration policy for the Non-executive Directors

The maximum aggregate fees payable to Non-executive Directors (including the Chairman) was approved by shareholders at the 2008 AGMs at US$3.8 million per annum. This sum includes base fees, committee fees and pension contributions. Travel allowances and non-monetary benefits are not included in this limit.

4.4.12    Single total figure of remuneration

This section shows a single total figure of remuneration as prescribed under UK requirements. It is a measure of actual remuneration. As Non-executive Directors do not receive any equity awards as part of their remuneration, this table also meets the requirements of the Australian Corporations Act 2001 and relevant accounting standards.

US dollars (’000)		Fees (1)	Benefits (2)	Pension (3)	Total
Malcolm Brinded (4)	2014	42	15	–	57
Malcolm Broomhead	2014	230	75	12	317
	2013	230	59	12	301
John Buchanan	2014	263	84	–	347
	2013	263	67	–	330
Carlos Cordeiro	2014	198	103	–	301
	2013	198	115	–	313
David Crawford	2014	230	69	12	311
	2013	230	88	12	330
Pat Davies	2014	198	88	–	286
	2013	198	118	–	316
Carolyn Hewson	2014	214	48	12	274
	2013	203	60	10	273
Lindsay Maxsted	2014	263	53	14	330
	2013	263	69	14	346
Wayne Murdy	2014	235	113	–	348
	2013	235	161	–	396
Jac Nasser	2014	1100	114	–	1214
	2013	1100	107	–	1207
Keith Rumble	2014	198	129	–	327
	2013	198	154	–	352
John Schubert	2014	243	45	13	301
	2013	243	90	12	345
Shriti Vadera	2014	203	79	–	282
	2013	203	93	–	296

(1)	Fees include the annual base fee, plus additional fees as applicable for the Senior Independent Director, Committee Chairs and Committee memberships.

Section 4.4.13 for details of the fee structure for FY2013 and FY2014

(2)

The majority of the amounts disclosed for benefits are travel allowances for each Non-executive Director: amounts of between US$15,000 and US$112,000 (US$59,000 and US$119,000 for FY2013). In addition, amounts of between US$ nil and US$5,000 (US$ nil and US$5,000 for FY2013) are included in respect of tax return preparation; amounts of between US$ nil and US$32,000 (US$ nil and US$25,000 for FY2013) are included in respect of costs associated with spouse/partner attendance at a business meeting location; and amounts of between US$ nil and US$19,000 (US$ nil and US$16,000 for FY2013) are included in respect of reimbursement of the tax cost associated with the provision of taxable benefits.

(3)	BHP Billiton Limited made minimum superannuation contributions of 9.25 per cent of fees for FY2014 in accordance with Australian superannuation legislation (increasing to 9.5 per cent of fees paid in FY2015).

(4)	The FY2014 remuneration for Malcolm Brinded relates to part of that year only, as he joined the Board on 15 April 2014.

4.4.13     Non-executive Directors’ remuneration in FY2015

Subject to approval of the remuneration policy by shareholders at the 2014 AGMs, the remuneration for the Non-executive Directors in FY2015 will be provided in accordance with that policy.

Section 4.3.9 for the remuneration policy for the Non-executive Directors

Fees for the Non-executive Directors are determined by the Chairman and the CEO. The Non-executive Directors do not take part in these discussions. Fees for the Chairman are determined by the Board on the recommendation of the Remuneration Committee.

Fees for the Non-executive Directors and Chairman were reviewed in June 2014 and benchmarked against peer companies, with the assistance of externally provided benchmark data. As a result of the review, a decision was taken to keep FY2015 fees unchanged from FY2014. The table below sets out the fee levels for FY2015, and the changes in fee levels since FY2011.

Levels of fees and travel allowances for Non-executive Directors (in US dollars)	From 1 July 2010	From 1 July 2011	From 1 July 2012	From 1 July 2013	From 1 July 2014
Base annual fee	154,000	170,000	170,000	170,000	170,000

Plus additional fees for:
Senior Independent Director of BHP Billiton Plc	35,000	48,000	48,000	48,000	48,000

Committee Chair:
Risk and Audit	55,000	60,000	60,000	60,000	60,000
Finance (1)	–	–	60,000	60,000	60,000
Remuneration	40,000	45,000	45,000	45,000	45,000
Sustainability	40,000	45,000	45,000	45,000	45,000
Nomination	No additional fees	No additional fees	No additional fees	No additional fees	No additional fees

Committee membership:
Risk and Audit	30,000	32,500	32,500	32,500	32,500
Finance (1)	–	–	32,500	32,500	32,500
Remuneration	25,000	27,500	27,500	27,500	27,500
Sustainability	25,000	27,500	27,500	27,500	27,500
Nomination	No additional fees	No additional fees	No additional fees	No additional fees	No additional fees

Travel allowance: (2)
Greater than 3 but less than 10 hours	7,000	7,000	7,000	7,000	7,000
10 hours or more	15,000	15,000	15,000	15,000	15,000

Chairman’s remuneration	1,000,000	1,100,000	1,100,000	1,100,000	1,100,000

(1)	The Finance Committee was created on 23 April 2012, and the fees shown are annualised and commenced from that date.

(2)	In relation to travel for Board business, the time thresholds relate to the flight time to travel to the meeting location (i.e. one way flight time). Until 30 June 2011, the time frames were ‘Greater than 3 but less than 12 hours’ and ‘12 hours or more’.

Remuneration for members of the GMC (other than the CEO)

The information in this section contains details of the remuneration policy that guided the Remuneration Committee’s decisions and resulted in the remuneration outcomes for members of the GMC, other than the CEO (or any other Executive Directors should any be appointed in future).

Section 4.2.1 for members of the GMC

The remuneration policy and structures for the other members of the GMC are essentially the same as those already described for the CEO in previous sections of the Remuneration Report. Where this is the case, to avoid repetition, this section of the report cross references that prior content.

4.4.14    Remuneration policy

In designing and determining the remuneration for members of the GMC, the Remuneration Committee applies the Group’s remuneration policy. This contains the key principles that support and reinforce the Group’s strategy and ongoing performance and align activities of management with the interests of shareholders.

Section 4.3.1 and 4.3.2 for overarching principles and purpose of remuneration at BHP Billiton

The Remuneration Committee considers the appropriate total remuneration for each member of the GMC by examining the remuneration provided to comparable roles in organisations of similar global complexity, size, reach and industry.

Each year, the Committee’s independent adviser, Kepler Associates, sources and consolidates relevant remuneration data for comparable roles, in relevant organisations and markets. The adviser prepares a comparison to current GMC remuneration, but does not make specific recommendations regarding the level of individual executives’ remuneration.

Section 4.4.1 for more information on services provided by Kepler Associates

From this market comparison, the Committee determines the appropriate remuneration for each individual, taking into account their responsibilities, location, skills, qualifications, experience and performance within the Group. In doing so, the Committee recognises that levels of remuneration should be sufficient to attract, motivate and retain high quality, experienced executives, but also that the Group should avoid paying more than is necessary for this purpose.

4.4.15    Components of remuneration

The components of remuneration for members of the GMC are the same as the CEO, with any differences described below.

Section 4.3.3 for the components of CEO remuneration (including how remuneration links to strategy, how each component operates and how performance is assessed)

Fixed remuneration

As for the CEO, the other members of the GMC receive:

•	A competitive base salary that is appropriate to the role and attracts and retains high quality executives.

•	Pension contributions to a maximum of 25 per cent of base salary.

•	Relocation allowance and other benefits as determined by the Remuneration Committee, and of a similar nature to those received by the CEO, or as otherwise determined by local policy or practice in the location where the GMC member is located.

Section 4.4.19 for details of significant components of fixed remuneration for each member of the GMC

STI

Members of the GMC are entitled to participate in the STIP on the same basis as the CEO.

Section 4.3.3 for details of the STIP, including the setting of performance measures, assessment of performance, and delivery of awards in cash and deferred equity (including terms in relation to malus and clawback)

Section 4.3.8 for the terms of STI awards on cessation of employment

The performance measures for members of the GMC are similar to those of the CEO, as determined by the Committee. However, the weighting of each performance measure will vary to reflect the focus required from each GMC role. In particular, there are different weightings for GMC members with specific Business responsibilities. The relevant performance measures and weightings and the performance outcomes for FY2014 (as assessed by the Committee) are set out in the diagram below.

Section 4.4.6 for a comparable table of performance measures and outcomes for the CEO

Section 4.4.19 for details of the STI amount provided to each member of the GMC for FY2014 performance

FY2014 performance measures and outcomes

The description of the STI outcomes for the CEO explains the FY2014 performance outcomes against targets for HSEC, attributable profit, EBIT and capital project management. This includes the material variations from target performance for BHP Billiton and for its separate Businesses, which correspond to the Business outcomes shown in the diagram above.

Individual measures are determined at the commencement of the financial year. These comprise each individual’s contribution to the GMC, delivery against projects and initiatives within the scope of his or her role, and his or her contribution to the overall performance of the Group. Personal performance of other GMC members was reviewed against these measures by the Committee and, on average, was considered marginally above target, with a range of 21 to 23 per cent against a target of 20 per cent.

LTI

Other members of the GMC receive LTI awards under the LTIP, which are made on the same basis and with the same performance hurdles and vesting conditions as those provided to the CEO.

LTI awards granted to other members of the GMC generally have a maximum face value of 350 per cent of base salary, which is a fair value of 143.5 per cent of base salary under the current plan design (with an expected value of 41 per cent, taking into account the performance condition: 350% x 41% = 143.5%). The exception is for Jane McAloon and Tony Cudmore, for whom the maximum face value is 300 per cent of base salary (or a fair value of 123.0 per cent of base salary).

Section 4.3.3 for details of the LTIP, including the relative TSR performance condition, and the level of performance required for vesting (including terms in relation to malus and clawback)

Section 4.3.8 for the terms of LTI awards on cessation of employment

Section 4.4.7 for details of the performance outcomes for the 2009 LTIP

Section 4.4.21 for details of LTI awards, that vested during FY2014

Shareplus all-employee share purchase plan

Like the CEO, other members of the GMC are also eligible to participate in Shareplus. For administrative simplicity in regard to stock exchange dealings and announcements, the other members of the GMC do not currently participate in Shareplus.

Section 4.4.26 for information about Shareplus and the current holdings of GMC members

4.4.16    Remuneration mix

The Group approach to remuneration for members of the GMC is that a significant portion should be ‘at risk’ to provide strong alignment between remuneration outcomes and the interests of BHP Billiton shareholders.

The diagram below sets out the relative mix of each remuneration component for other members of the GMC. Each component is determined as a percentage of base salary (at the minimum, target and maximum levels of performance-based remuneration).

(1)	Base salary earned by each member of the GMC is set out in section 4.4.19.

(2)	As for the CEO, the minimum STI award is zero, with an award of 80 per cent of base salary in cash and 80 per cent in deferred equity for target performance, and a maximum award of 120 per cent cash and 120 per cent deferred equity for exceptional performance against KPIs.

Section 4.4.19 for actual cash STI awards for FY2014 performance, which are shown in the annual cash incentive column of the table

(3)	Other members of GMC have a maximum LTI award with a face value of 350 per cent of base salary as shown in the chart, with the exception of Jane McAloon and Tony Cudmore, who each have a maximum LTI award with a face value of 300 per cent of base salary.

Section 4.4.21 for actual LTI awards for FY2014, which were granted on 18 December 2013

4.4.17    Employment contracts

The terms of employment for other members of the GMC are formalised in employment contracts, which have no fixed term. They typically outline the components of remuneration paid to the individual, but do not prescribe how remuneration levels are to be modified from year-to-year. A GMC employment contract may be terminated by BHP Billiton on up to 12 months’ notice. BHP Billiton can terminate a contract immediately by making a payment of up to 12 months’ base salary plus pension contributions for the relevant period. The GMC member must give six months’ notice for voluntary resignation.

Section 4.2.1 for members of the GMC (including the date they commenced in their role if during the current financial year)

4.4.18    Arrangements for a GMC member leaving the Group after 30 June 2014

Karen Wood retired from BHP Billiton on 20 August 2014

Karen Wood retired from her role as President on the GMC on 19 August 2014 and from BHP Billiton on 20 August 2014. Ms Wood has received base salary, pension contributions and applicable benefits up to the date of her retirement. She received no payments in lieu of notice upon retirement, but has been paid the value of the pension and superannuation funds that she has accumulated during her service with the Group. When determining the STI awards for GMC members, the Remuneration Committee resolved that Ms Wood would receive a FY2014 short-term incentive award in the form of cash, which was assessed by the Committee, based on her performance. No deferral period will apply in respect of this cash STI award. Upon her retirement, the unvested deferred shares allocated to her in respect of the FY2013 GIS award vested to her in full. In accordance with the Group’s usual practice, Ms Wood’s unvested LTIP awards were pro-rated, to reflect the percentage of the performance period that had elapsed to 20 August 2014. The vesting of the retained pro-rated awards will be determined by the Committee at the relevant time in future years. The awards will only vest if the performance condition is met at the end of each five-year performance period, subject to the Committee’s ability to reduce vesting through its discretion under the plan rules.

The arrangements for GMC members leaving the Group are within the approval provided by shareholders at the 2011 and 2013 AGMs in regard to Australian termination benefits legislation, including the provision of performance-based remuneration in accordance with the rules of the relevant incentive plans. Ms Wood will continue to provide advice and assistance to the CEO on a consultancy basis.

Other statutory disclosures

This section provides details of any additional statutory disclosures required by Australian or UK regulations that have not been included in the previous sections of the Remuneration Report.

4.4.19    GMC remuneration table

The table below has been prepared in accordance with relevant accounting standards. Remuneration data for all members of the GMC are pro-rated for the periods of FY2013 and FY2014 that each individual served as a member of the GMC. An explanation of the share-based payments terms used in the table is provided following the table and associated footnotes. Comparative FY2013 figures for many of the current members of the GMC therefore relate only to a small portion of the year following their appointment to the GMC. Tony Cudmore, Tim Cutt and Mike Fraser joined the GMC during FY2014 and there is no relevant FY2013 comparison.

More information on the policy and operation of each element of remuneration is provided in prior sections of this report.

Share-based payments

The figures included in the shaded columns of the statutory table below for share-based payments were not actually provided to the KMP during FY2013 or FY2014. These amounts are calculated in accordance with accounting standards and are the amortised IFRS fair values of equity and equity-related instruments that have been granted to the executives, either in relation to FY2013 and FY2014 performance or that of prior financial years. Please refer to sections 4.4.20 to 4.4.26 for information on awards allocated during FY2013 and FY2014. A further explanation of the share-based payments terms used in the table is provided following the table and its associated footnotes.

		Short-term benefits				Post- employment benefits	Share-based payments (6)		Total
US dollars (’000)		Base salary (1)	Annual cash incentive (2)	Non- monetary benefits (3)	Other benefits (4)	Retirement benefits (5)	Value of STI and Shareplus awards (7)	Value of LTI awards (8)
Executive Directors
Andrew Mackenzie	2014	1,700	1,568	92	–	425	992	2,346	7,123
	2013	1,271	899	10	700	431	902	888	5,101
Other GMC members
Peter Beaven	2014	1,000	850	17	–	250	588	1,342	4,047
	2013	142	77	1	–	36	69	159	484
Tony Cudmore	2014	247	223	–	–	62	30	22	584
Tim Cutt	2014	1,000	867	12	550	250	525	1,173	4,377
Dean Dalla Valle	2014	1,000	936	–	–	250	565	1,173	3,924
	2013	142	60	–	100	36	62	119	519
Mike Fraser	2014	717	656	13	–	179	284	604	2,453
Geoff Healy	2014	1,000	914	29	–	250	294	271	2,758
	2013	77	–	–	–	19	–	–	96
Mike Henry	2014	1,083	1,015	20	–	271	816	1,365	4,570
	2013	1,000	817	11	700	250	687	1,231	4,696
Graham Kerr	2014	1,083	1,006	68	–	271	828	1,383	4,639
	2013	1,000	897	4	–	250	642	1,285	4,078
Jane McAloon	2014	750	686	–	–	188	402	796	2,822
	2013	106	41	–	–	27	42	76	292
Daniel Malchuk	2014	871	797	29	–	218	441	817	3,173
	2013	121	51	3	475	31	42	64	787
Jimmy Wilson	2014	1,000	951	–	–	250	647	1,342	4,190
	2013	142	75	–	–	36	77	159	489
Karen Wood	2014	1,000	922	–	–	250	711	1,542	4,425
	2013	1,005	741	16	–	333	740	1,881	4,716

(1)	Base salaries shown in this table reflect the amounts paid over the 12-month period from 1 July 2013 to 30 June 2014. No changes to salaries occurred during FY2014 except as follows:

•	Mike Fraser and Tony Cudmore were appointed to the GMC during the year on base salaries of US$0.850 million and US$0.750 million respectively; and

•	Daniel Malchuk’s base salary increased from US$0.850 million to US$1.000 million (consistent with other Business Presidents) on 10 May 2014, reflecting the development in the role since his appointment on 10 May 2013.

Section 4.3.3 and 4.4.15 for base salary policy and operation

(2)	Annual cash incentive is the cash portion of STI awards earned in respect of performance during each financial year.

Section 4.3.3, 4.4.6 and 4.4.15 for STI policy and operation and for FY2014 STI outcomes

STI is provided half in cash and half in deferred equity (which are included in the share-based payments columns of the table). The minimum possible value awarded to each individual is nil. The maximum STI is 240 per cent of base salary (120 per cent in cash and 120 per cent in deferred equity). For FY2014 GMC members earned the following STI awards as a percentage of the maximum (the remaining portion has not been earned (i.e. has been ‘forfeited’)): Andrew Mackenzie 77 per cent, Peter Beaven 71 per cent, Tony Cudmore 76 per cent, Tim Cutt 72 per cent, Dean Dalla Valle 78 per cent, Mike Fraser 76 per cent, Geoff Healy 76 per cent, Mike Henry 77 per cent, Graham Kerr 76 per cent, Jane McAloon 76 per cent, Daniel Malchuk 76 per cent, Jimmy Wilson 79 per cent and Karen Wood 77 per cent.

(3)	Non-monetary benefits are non-pensionable and include such items as health and other insurances and fees for tax return preparation (if required in multiple jurisdictions).

(4)	Other benefits are non-pensionable and included one-off relocation allowances (with no trailing entitlements) provided to Andrew Mackenzie, Mike Henry and Daniel Malchuk in FY2013 and to Tim Cutt in FY2014 in regard to their international relocations, and to Dean Dalla Valle in FY2013 in regard to his domestic relocation.

(5)	Retirement benefits are 25 per cent of base salary for each GMC member.

(6)	The percentage of the total remuneration for FY2014, which is made up of equity awards, ranges from 9 per cent for Tony Cudmore to 51 per cent for Karen Wood.

(7)	The amounts shown in this column are described in the section below these notes. They may include awards paid in the form of cash where the individual ceases employment prior to the scheduled allocation date of the STI awards (in December 2014 for FY2014 awards). Footnote (2) shows the percentage of the FY2014 STI award not earned (i.e. ‘forfeited’) as a percentage of the maximum award. These share-based payments may also be forfeited after allocation in specific circumstances as described in section 4.3.8 and therefore, the minimum possible value of the awards is nil. The maximum possible value cannot be determined as it depends on future share price movements, but is estimated by the IFRS fair value used for accounting purposes in this table.

Section 4.4.20,4.4.23 and 4.4.26 for the actual numbers of awards allocated to and held by members of the GMC

(8)	The amounts shown in this column are described in the section below these notes. These share-based payments may also be forfeited after allocation in specific circumstances as described in section 4.3.8 and therefore the minimum possible value of the awards is nil. The maximum possible value cannot be determined as it depends on future share price movements, but is estimated by the IFRS fair value used for accounting purposes in this table.

Section 4.4.21, 4.4.22 and 4.4.24 for the actual numbers of awards allocated to the GMC

This column also includes an amount allocated to remuneration in FY2013 and in FY2014 in respect of awards received by Mr Mackenzie on commencement of employment with BHP Billiton, which vested during FY2013. The final value of the awards will be determined at the time that Mr Mackenzie chooses to redeem the award, and this column will incorporate an annual true-up amount until that time. Full details of the award and the relevant terms and conditions were provided in the FY2013 Annual Report.

The value of STI and Shareplus awards shown in the table includes:

•	the estimated IFRS fair value of STI awards provided as deferred equity or cash settled share-based payments under the GIS, GSTIP and STIP;

Section 4.4.20 and 4.4.23 for awards allocated to each individual

•	the IFRS fair value of the STI awards is estimated at grant date by discounting the total value of the shares that will be issued in the future using the risk-free interest rate for the period to the date of award. Participants who are provided with awards under the GIS are entitled to a DEP in lieu of the dividends that would have been payable on ordinary BHP Billiton shares over the period from the allocation date to the time they receive ordinary shares in BHP Billiton. Prior to FY2011 awards, a similar DEP entitlement applied to GSTIP awards. This is not the case with awards allocated since October 2011. From FY2011, there was a change in accounting policy to account for the DEP from cash-settled to equity-settled. STI awards are granted to GMC participants following the relevant AGMs (awards to the CEO are subject to shareholder approval). If employment ceases prior to that scheduled allocation of equity awards, the value of the awards may be provided in cash, but would still be included in this column of the table. Once awarded, there is a vesting condition that requires participants to remain in employment for a further two years. Accordingly, the number of securities (if any) that will ultimately vest cannot be determined until the service period has been completed. The IFRS fair value of STI awards is apportioned to annual remuneration based on the expected future service period, which is normally three years (being the performance year in which the STI is earned and the subsequent two-year service period). The vesting of STI awards may be accelerated in the event of leaving the Group, in which case the expected future service period is amended;

•	the estimated IFRS fair value of rights to Matched Shares acquired during each share purchase period under the Shareplus program. These rights are acquired on each of the quarterly share purchase dates under the program (grant dates), and the IFRS fair value is apportioned to annual remuneration based on the future service period required for the Matched Shares to be allocated (i.e. the vesting date of the rights). Where entitlements to the Matched Shares are accelerated on leaving the Group, the expected future service period is amended.

Section 4.4.26 for awards under Shareplus

The value of LTI awards shown in the table includes:

•	the estimated IFRS fair value of awards provided under the LTIP, MAP and as Transitional GMC awards which are defined as equity-settled share-based payments; Section 4.4.21, 4.4.22 and 4.4.24 for awards allocated to each individual

•	the amount in respect of each award under the LTIP is the estimated IFRS fair value of the award as determined by Kepler Associates using a Monte Carlo simulation methodology taking account of the performance condition, the term of the award, the share price at grant date, the expected price volatility of the underlying share, the risk-free interest rate for the term of the award and the value of the DEP that will be received on exercise of the award. The IFRS fair value of each award is apportioned to annual remuneration in equal amounts to each of the years in the expected future service period, which is normally five years. Where entitlements to LTI awards are preserved on leaving the Group, the expected future service period is amended.

Equity awards

The following sections set out the interests held by members of the GMC under the Group’s employee equity plans. Each equity award is a right to acquire one ordinary share in BHP Billiton Limited or in BHP Billiton Plc upon satisfaction of the vesting conditions. The vesting conditions will include performance and/or service requirements as relevant to the purpose of the award and as described in each of the following sections. The value of awards over BHP Billiton Limited shares is shown in Australian dollars and the value of awards over BHP Billiton Plc shares is shown in pounds sterling for awards over shares on the LSE and in South African rand for awards over shares on the JSE.

Dividend Equivalent Payments

The awards are not ordinary shares and do not carry entitlements to ordinary dividends or other shareholder rights. Dividends are not received by the executives during the vesting period. For awards provided under the GIS and the LTIP, a DEP is provided to cover dividends that would have been payable on ordinary BHP Billiton shares over the period from the allocation date to the time that the holder receives ordinary shares in BHP Billiton in respect of the award (on vesting or on exercise). A DEP is only provided in relation to awards that have vested upon satisfaction of the relevant conditions. This payment is not made in relation to any securities that are forfeited or lapse.

The Securities Dealing GLD governs and restricts dealing arrangements and the provision of shares on vesting or exercise of awards.

Equity awards provided for GMC service

4.4.20    STI awards under the GIS

Awards under the GIS will not deliver any value to the holder for at least two years from the beginning of the financial year in which they are granted (unless the executive’s employment with the Group ends earlier in specific circumstances, such as on death, serious injury, disability or illness, retirement with the agreement of BHP Billiton and redundancy/retrenchment).

At the 2013 AGMs, shareholders approved a new STIP which applies from FY2014. Awards have not yet been allocated under the STIP. The terms and conditions of the new STIP are largely the same as those of the GIS.

Name	Date of grant	Option Exercise price payable (1)	At 1 July 2013	Granted	Vested	Lapsed	Exercised	At 30 June 2014	Date award may vest (2)	Market price on date of grant (3)	Market price on date of vesting (4)	Market price on date of exercise (5)	Aggregate gain on awards (’000) (5)	DEP on awards (’000) (6)
Executive Director
Andrew Mackenzie	18 Dec 2013	–	–	28,157	–	–	–	28,157	Aug 2015	A$35.79	–	–	–	–
	5 Dec 2012	–	20,023	–	–	–	–	20,023	Aug 2014	£19.98	–	–	–	–
	5 Dec 2011	–	39,230	–	39,230	–	39,230	–	21 Aug 2013	£20.12	£18.73	£18.73	£735	US$88
	6 Dec 2010	£23.71	30,389	–	–	–	–	30,389	2 Oct 2012	£24.40	£19.45	–	–	–
	16 Dec 2009	£18.68	16,119	–	–	–	16,119	–	25 Aug 2011	£19.06	£19.44	£18.73	£1	US$64

Total			105,761	28,157	39,230	–	55,349	78,569

Other members of the GMC
Peter Beaven	18 Dec 2013	–	–	2,423	–	–	–	2,423	Aug 2015	A$35.79	–	–	–	–
Dean Dalla Valle	18 Dec 2013	–	–	1,895	–	–	–	1,895	Aug 2015	A$35.79	–	–	–	–
Mike Henry	18 Dec 2013	–	–	25,594	–	–	–	25,594	Aug 2015	A$35.79	–	–	–	–
	5 Dec 2012	–	15,058	–	–	–	–	15,058	Aug 2014	£19.98	–	–	–	–

Total			15,058	25,594	–	–	–	40,652

Graham Kerr	18 Dec 2013	–	–	28,101	–	–	–	28,101	Aug 2015	A$35.79	–	–	–	–
	5 Dec 2012	–	13,230	–	–	–	–	13,230	Aug 2014	A$34.29	–	–	–	–

Total			13,230	28,101	–	–	–	41,331

Jane McAloon	18 Dec 2013	–	–	1,270	–	–	–	1,270	Aug 2015	A$35.79	–	–	–	–
Daniel Malchuk	18 Dec 2013	–	–	1,598	–	–	–	1,598	Aug 2015	A$35.79	–	–	–	–
Jimmy Wilson	18 Dec 2013	–	–	2,360	–	–	–	2,360	Aug 2015	A$35.79	–	–	–	–
Karen Wood	18 Dec 2013	–	–	23,231	–	–	–	23,231	Aug 2015	A$35.79	–	–	–	–
	5 Dec 2012	–	15,685	–	–	–	–	15,685	Aug 2014	A$34.29	–	–	–	–
	5 Dec 2011	–	28,539	–	28,539	–	28,539	–	21 Aug 2013	A$37.26	A$35.74	A$35.74	A$1,020	US$64

Total			44,224	23,231	28,539	–	28,539	38,916

(1)	Under the GIS, each employee could nominate to receive a portion of their award in the form of options with a market-based exercise price. Where an individual has made this choice, the option exercise price payable is shown. The exercise price is determined by the weighted average price at which BHP Billiton shares were traded over the one week up to and including the date of grant. A greater number of options were allocated if an individual chose this alternative (as opposed to choosing awards with no exercise price).

(2)	Awards will vest on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June of the second financial year after allocation, if the conditions for vesting are met (including the relevant service conditions). The estimated vesting month is shown in the table. The expiry date of awards is the day prior to the third anniversary of that vesting date.

(3)	The market price shown for the December 2013 grant is the closing price of BHP Billiton shares on 18 December 2013. No price is payable by the individual for acquiring the award at the time of grant. The grant date IFRS fair value of the awards is estimated as at the start of the vesting period, being 1 July 2013, and was A$29.01.

(4)	The awards granted under the GIS in December 2011 became fully vested on 21 August 2013 as the service conditions were met. The price shown is the closing price of BHP Billiton shares on that date.

(5)	The market price shown (and used for calculating the aggregate gain of the total award) is the closing price of BHP Billiton shares on the date that the individual exercised their award.

(6)	The amounts shown in this column are the value of the DEP paid on the awards.

4.4.21    LTI awards under the LTIP

Awards under the LTIP will not deliver any value to the holder for at least five years from the beginning of the financial year in which they are granted (unless the executive’s employment with the Group ends earlier in specific circumstances, such as on death, serious injury, disability or illness).

A new LTIP was approved by shareholders at the 2013 AGMs and was effective for grants from December 2013. The terms and conditions of the new LTIP, including the performance conditions, are described in sections 4.3.3 and 4.3.8 and are largely the same as the former LTIP. The rules are available on the BHP Billiton website.

Name	Date of grant	At 1 July 2013	Granted	Vested	Lapsed	Exercised	At 30 June 2014	Date award may vest (1)	Market price on date of grant (2)	Market price on date of vesting (3)	Market price on date of exercise (4)	Aggregate gain on awards (’000) (4)	DEP on awards (’000) (5)
Executive Director
Andrew Mackenzie	18 Dec 2013	–	198,514	–	–	–	198,514	Aug 2018	A$35.79	–	–	–	–
	5 Dec 2012	140,326	–	–	–	–	140,326	Aug 2017	£19.98	–	–	–	–
	5 Dec 2011	146,510	–	–	–	–	146,510	Aug 2016	£20.12	–	–	–	–
	6 Dec 2010	120,000	–	–	–	–	120,000	Aug 2015	£24.40	–	–	–	–
	14 Dec 2009	120,000	–	–	–	–	120,000	Aug 2014	£19.06	–	–	–	–
	4 Dec 2008	325,839	–	211,795	114,044	211,795	–	21 Aug 2013	£10.60	£18.73	£18.73	£3,967	US$1,017

Total		852,675	198,514	211,795	114,044	211,795	725,350

Other members of the GMC
Peter Beaven	18 Dec 2013	–	102,176	–	–	–	102,176	Aug 2018	A$35.79	–	–	–	–
Tony Cudmore	3 Mar 2014	–	22,273	–	–	–	22,273	Aug 2018	A$37.40	–	–	–	–
Tim Cutt	18 Dec 2013	–	102,176	–	–	–	102,176	Aug 2018	A$35.79	–	–	–	–
Dean Dalla Valle	18 Dec 2013	–	102,176	–	–	–	102,176	Aug 2018	A$35.79	–	–	–	–
Mike Fraser	18 Dec 2013	–	86,850	–	–	–	86,850	Aug 2018	A$35.79	–	–	–	–
Geoff Healy	18 Dec 2013	–	102,176	–	–	–	102,176	Aug 2018	A$35.79	–	–	–	–
Mike Henry	18 Dec 2013	–	112,394	–	–	–	112,394	Aug 2018	A$35.79	–	–	–	–
	5 Dec 2012	121,179	–	–	–	–	121,179	Aug 2017	£19.98	–	–	–	–

Total		121,179	112,394	–	–	–	233,573

Graham Kerr	18 Dec 2013	–	112,394	–	–	–	112,394	Aug 2018	A$35.79	–	–	–	–
	5 Dec 2012	108,939	–	–	–	–	108,939	Aug 2017	A$34.29	–	–	–	–

Total		108,939	112,394	–	–	–	221,333

Name	Date of grant	At 1 July 2013	Granted	Vested	Lapsed	Exercised	At 30 June 2014	Date award may vest (1)	Market price on date of grant (2)	Market price on date of vesting (3)	Market price on date of exercise (4)	Aggregate gain on awards (’000) (4)	DEP on awards (’000) (5)
Jane McAloon	18 Dec 2013	–	65,684	–	–	–	65,684	Aug 2018	A$35.79	–	–	–	–
Daniel Malchuk	18 Dec 2013	–	86,850	–	–	–	86,850	Aug 2018	A$35.79	–	–	–	–
Jimmy Wilson	18 Dec 2013	–	102,176	–	–	–	102,176	Aug 2018	A$35.79	–	–	–	–
Karen Wood	18 Dec 2013	–	102,176	–	–	–	102,176	Aug 2018	A$35.79	–	–	–	–
	5 Dec 2012	90,234	–	–	–	–	90,234	Aug 2017	A$34.29	–	–	–	–
	5 Dec 2011	85,027	–	–	–	–	85,027	Aug 2016	A$37.26	–	–	–	–
	6 Dec 2010	75,000	–	–	–	–	75,000	Aug 2015	A$44.53	–	–	–	–
	1 Feb 2010	90,000	–	–	–	–	90,000	Aug 2014	A$39.20	–	–	–	–
	4 Dec 2008	175,000	–	113,750	61,250	50,813	62,937	21 Aug 2013	A$27.50	A$35.74	A$35.74	A$1,816	US$244
	14 Dec 2007	64,187	–	–	–	64,187	–	2 Oct 2012	A$42.05	A$33.54	A$35.74	A$2,294	US$344

Total		579,448	102,176	113,750	61,250	115,000	505,374

(1)	Awards will vest on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June of the fifth financial year after allocation if the conditions for vesting are met (including if the relevant performance condition is achieved). The estimated vesting month is shown in the table. The expiry date of awards is the day prior to the fifth anniversary of that vesting date.

(2)	The market price shown for the grants made in FY2014 is the closing price of BHP Billiton shares on the relevant date of grant. No price is payable by the individual for acquiring the award at the time of grant. The grant date IFRS fair value of the awards is estimated as at the start of the vesting period, being 1 July 2013, using a Monte Carlo simulation, and was A$12.35.

(3)	65 per cent of the LTIP awards granted in December 2008 became fully vested on 21 August 2013, following the performance condition being fully achieved and the Remuneration Committee considering its discretion over the vesting outcome, as described in section 4.3.3. The remaining 35 per cent of the LTIP awards lapsed and cannot be exercised by the previous holders. The price shown is the closing price of BHP Billiton shares on the vesting date.

(4)	The market price shown (and used for calculating the aggregate gain) is the closing price of BHP Billiton shares on the date that the individual exercised their LTIP award. No price is payable by the individual for exercising the award.

(5)	The amounts shown in this column are the value of the DEP paid on awards.

4.4.22    Transitional GMC awards

As the MAP awards that are allocated to individuals in their non-GMC management positions have a three-year service condition, and the LTIP awards provided to GMC members have a five-year service and performance condition, as a transitional step, the Committee may determine that new GMC members recruited from within BHP Billiton receive Transitional GMC awards to bridge the gap between the two programs.

Transitional GMC awards have two tranches. Tranche one has a three-year service and performance condition. Tranche two has a four-year service and performance condition. The Remuneration Committee has absolute discretion to determine if the performance condition has been met and whether any, all or part of the award will vest (or otherwise lapse), having regard to (but not limited to) BHP Billiton’s TSR over the three- or four-year performance period (respectively), the participant’s contribution to Group outcomes and the participant’s personal performance (with guidance on this assessment from the CEO). No DEP is payable on these awards.

The treatment of Transitional GMC awards on cessation of employment will depend on the circumstances and is similar to those for LTIP awards. If the participant’s employment ceases due to dismissal or resignation, any unvested awards will lapse immediately. If the reason for cessation is death, serious injury, disability or illness, then the awards will vest in full on the date of cessation. If the participant retires from the Group with the agreement of BHP Billiton, is made redundant or employment is terminated by mutual agreement, then a proportion of the award (pro-rated to reflect the percentage of the performance period that has elapsed) will continue on foot and vest, subject to the performance condition, on the future vesting date. The remaining portion of the award will lapse. In all other circumstances, the Committee in its absolute discretion will determine the portion of the award that vests (or lapses).

Name	Date of grant	At 1 July 2013	Granted	Vested	Lapsed	Exercised	At 30 June 2014	Date award may vest (1)	Market price on date of grant (2)	Market price on date of vesting	Aggregate gain on awards (’000)
Peter Beaven	18 Dec 2013	–	18,245	–	–	–	18,245	Aug 2017	A$35.79	–	–
	18 Dec 2013	–	18,245	–	–	–	18,245	Aug 2016	A$35.79	–	–

Total		–	36,490	–	–	–	36,490

Tim Cutt	18 Dec 2013	–	18,245	–	–	–	18,245	Aug 2017	A$35.79	–	–
	18 Dec 2013	–	18,245	–	–	–	18,245	Aug 2016	A$35.79	–	–

Total		–	36,490	–	–	–	36,490

Dean Dalla Valle	18 Dec 2013	–	18,245	–	–	–	18,245	Aug 2017	A$35.79	–	–
	18 Dec 2013	–	18,245	–	–	–	18,245	Aug 2016	A$35.79	–	–

Total		–	36,490	–	–	–	36,490

Mike Fraser	18 Dec 2013	–	15,508	–	–	–	15,508	Aug 2017	A$35.79	–	–
	18 Dec 2013	–	15,508	–	–	–	15,508	Aug 2016	A$35.79	–	–

Total		–	31,016	–	–	–	31,016

Mike Henry	5 Dec 2012	19,930	–	–	–	–	19,930	Aug 2016	£19.98	–	–
	5 Dec 2012	19,930	–	–	–	–	19,930	Aug 2015	£19.98	–	–

Total		39,860	–	–	–	–	39,860

Graham Kerr	5 Dec 2012	17,917	–	–	–	–	17,917	Aug 2016	A$34.29	–	–
	5 Dec 2012	17,917	–	–	–	–	17,917	Aug 2015	A$34.29	–	–

Total		35,834	–	–	–	–	35,834

Jane McAloon	18 Dec 2013	–	13,684	–	–	–	13,684	Aug 2017	A$35.79	–	–
	18 Dec 2013	–	13,684	–	–	–	13,684	Aug 2016	A$35.79	–	–

Total		–	27,368	–	–	–	27,368

Daniel Malchuk	18 Dec 2013	–	15,508	–	–	–	15,508	Aug 2017	A$35.79	–	–
	18 Dec 2013	–	15,508	–	–	–	15,508	Aug 2016	A$35.79	–	–

Total		–	31,016	–	–	–	31,016

Jimmy Wilson	18 Dec 2013	–	18,245	–	–	–	18,245	Aug 2017	A$35.79	–	–
	18 Dec 2013	–	18,245	–	–	–	18,245	Aug 2016	A$35.79	–	–

Total		–	36,490	–	–	–	36,490

(1)	The holding period for each award ends on 30 June in the year the award ‘may vest’ if the conditions for vesting are met as described above the table. Awards will vest on or as soon as practicable after the first non-prohibited period date occurring after 30 June of the third financial year after allocation (for tranche one) and the fourth financial year after vesting (for tranche two) if the conditions for vesting are met as described above. The estimated vesting month is shown in the table. No exercise requirement or expiry date applies to these awards and there is no price payable by the individual on vesting. Where performance conditions are not met at vesting, awards will lapse.

(2)	The market price shown for the December 2013 grant is the closing price of BHP Billiton shares on 18 December 2013. No price is payable by the individual for acquiring the award at the time of grant. The grant date IFRS fair values of the awards are estimated at the start of the vesting period, being 1 July 2013, and were A$28.09 for tranche one, and A$27.20 for tranche two.

Equity awards provided for pre-GMC service

4.4.23    STI awards under the GSTIP

The table below shows GSTIP awards that were held by the executives at the time that they were appointed to the GMC or which were allocated in relation to performance and service before they became GMC members.

Prior to their appointment as members of the GMC, the individuals shown in the table below received STl awards under the GSTIP which has applied for the non-GMC management of BHP Billiton since the awards allocated in FY2009 (in relation to FY2008 performance).

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

Name	Date of grant	Option Exercise price payable (1)		At 1 July 2013	Granted	Vested	Lapsed	Exercised	At 30 June 2014	Date award may vest (2)	Market price on date of grant (3)	Market price on date of vesting (4)	Market price on date of exercise (5)	Aggregate gain on awards (’000) (5)	DEP on awards (’000) (6)
Awards under the GSTIP
Peter Beaven	18 Dec 2013		–	–	12,082	–	–	–	12,082	Aug 2015	A$35.79	–	–	–	–
	31 Oct 2012		–	13,756	–	–	–	–	13,756	Aug 2014	A$34.25	–	–	–	–
	31 Oct 2011		–	13,256	–	13,256	–	13,256	–	21 Aug 2013	A$37.80	A$35.74	A$35.74	A$474	–
	29 Oct 2010		–	10,596	–	–	–	10,596	–	23 Aug 2012	A$41.92	A$33.41	A$35.74	A$379	US$33
	30 Oct 2009	A$	38.41	10,002	–	–	–	10,002	–	25 Aug 2011	A$37.45	A$38.61	A$37.23	(A$12)	US$46
	30 Oct 2009		–	8,335	–	–	–	8,335	–	25 Aug 2011	A$37.45	A$38.61	A$35.74	A$298	US$33

Total				55,945	12,082	13,256	–	42,189	25,838

Tim Cutt	18 Dec 2013		–	–	10,637	–	–	–	10,637	Aug 2015	A$35.79	–	–	–	–
	14 Nov 2012		–	11,402	–	–	–	–	11,402	Aug 2014	A$33.73	–	–	–	–
	31 Oct 2011		–	10,917	–	10,917	–	10,917	–	21 Aug 2013	A$37.80	A$35.74	A$35.74	A$390	–

Total				22,319	10,637	10,917	–	10,917	22,039

Dean Dalla Valle	18 Dec 2013		–	–	10,009	–	–	–	10,009	Aug 2015	A$35.79	–	–	–	–
	31 Oct 2012		–	12,407	–	–	–	–	12,407	Aug 2014	A$34.25	–	–	–	–
	31 Oct 2011		–	13,561	–	13,561	–	13,561	–	21 Aug 2013	A$37.80	A$35.74	A$35.74	A$485	–

Total				25,968	10,009	13,561	–	13,561	22,416

Name	Date of grant	Option Exercise price payable (1)		At 1 July 2013	Granted	Vested	Lapsed	Exercised	At 30 June 2014	Date award may vest (2)	Market price on date of grant (3)	Market price on date of vesting (4)	Market price on date of exercise (5)	Aggregate gain on awards (’000) (5)	DEP on awards (’000) (6)
Mike Fraser (7)	18 Dec 2013		–	–	5,020	–	–	–	5,020	Aug 2015	A$35.79	–	–	–	–
	31 Oct 2012		–	3,831	–	–	–	–	3,831	Aug 2014	£19.86	–	–	–	–
	29 Oct 2010		–	5,470	–	–	–	5,470	–	23 Aug 2012	ZAR246.68	ZAR258.16	ZAR303.12	ZAR1,658	US$20

Total				9,301	5,020	–	–	5,470	8,851

Mike Henry (8)	22 Aug 2013		–	5,715	–	–	–	–	5,715	Aug 2014	A$35.37	–	–	–	–
	31 Oct 2011		–	16,566	–	16,566	–	16,566	–	21 Aug 2013	£19.68	–	–	–	–

Total				22,281	–	16,566	–	16,566	5,715

Graham Kerr (8)	22 Aug 2013		–	4,501	–	–	–	–	4,501	Aug 2014	A$35.37	–	–	–	–
	31 Oct 2011		–	11,963	–	11,963	–	11,963	–	21 Aug 2013	A$37.80	A$35.74	A$35.74	A$428	–
	30 Oct 2009	A$	38.41	17,345	–	–	–	17,345	–	25 Aug 2011	A$37.45	A$38.61	A$36.80	(A$28)	US$79
	30 Oct 2009		–	4,818	–	–	–	4,818	–	25 Aug 2011	A$37.45	A$38.61	A$35.74	A$172	US$19

Total				38,627	–	11,963	–	34,126	4,501

Jane McAloon	18 Dec 2013		–	–	6,709	–	–	–	6,709	Aug 2015	A$35.79	–	–	–	–
	14 Nov 2012		–	8,698	–	–	–	–	8,698	Aug 2014	A$33.73	–	–	–	–
	31 Oct 2011		–	9,119	–	9,119	–	9,119	–	21 Aug 2013	A$37.80	A$35.74	A$35.74	A$326	–

Total				17,817	6,709	9,119	–	9,119	15,407

Daniel Malchuk	18 Dec 2013		–	–	8,577	–	–	–	8,577	Aug 2015	A$35.79	–	–	–	–
	31 Oct 2012		–	6,884	–	–	–	–	6,884	Aug 2014	A$34.25	–	–	–	–
	31 Oct 2011		–	8,855	–	8,855	–	8,855	–	21 Aug 2013	A$37.80	A$35.74	A$35.74	A$316	–
	29 Oct 2010		–	4,791	–	–	–	4,791	–	23 Aug 2012	A$41.92	A$33.41	A$35.74	A$171	US$15
	30 Oct 2009		–	5,939	–	–	–	5,939	–	25 Aug 2011	A$37.45	A$38.61	A$35.74	A$212	US$24

Total				26,469	8,577	8,855	–	19,585	15,461

Jimmy Wilson	18 Dec 2013		–	–	12,466	–	–	–	12,466	Aug 2015	A$35.79	–	–	–	–
	31 Oct 2012		–	16,611	–	–	–	–	16,611	Aug 2014	A$34.25	–	–	–	–
	31 Oct 2011		–	16,127	–	16,127	–	16,127	–	21 Aug 2013	A$37.80	A$35.74	A$35.74	A$576	–

Total				32,738	12,466	16,127	–	16,127	29,077

(1)	Prior to FY2011, each employee could nominate to receive a portion of their award in the form of options with a market-based exercise price. Where an individual has made this choice, the option exercise price payable is shown. The exercise price is determined by the weighted average price at which BHP Billiton shares were traded over the one week up to and including the date of grant. A greater number of options were allocated if an individual chose this alternative (as opposed to choosing awards with no exercise price to pay).

(2)	Awards will vest and become exercisable on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June of the second financial year after allocation, if the conditions for vesting are met (including the relevant service conditions). The estimated vesting month is shown in the table. Where applicable, the expiry date of awards is the day prior to the third anniversary of that vesting date.

(3)	The market price shown for grants made during FY2014 is the closing price of BHP Billiton shares on the relevant date of grant. No price is payable by the individual for acquiring the award at the time of grant. The grant date IFRS fair value of the awards is estimated as at the start of the vesting period, being 1 July 2013, and was A$29.01 No exercise requirement or expiry date applies to these awards (as described above the table).

(4)	The awards granted under the GSTIP in October 2011 became fully vested on 21 August 2013 as the service conditions were met. The price shown is the closing price of BHP Billiton shares on that date.

(5)	The market price shown (and used for calculating the aggregate gain of the total award) is the closing price of BHP Billiton shares on the date that the individual exercised their award.

(6)	The amounts shown in this column are the value of the DEP paid on the awards.

(7)	The opening balance shown for Mike Fraser reflects his holdings on 27 August 2013 (rather than on 1 July 2013) being the date he joined the GMC.

(8)	The awards shown for Mike Henry and Graham Kerr with a grant date of 22 August 2013 had this allocation date due to administrative reasons, but were made on the same basis as if they had been made on 5 December 2012.

4.4.24    LTI awards under the MAP and LTIP

The table below shows awards that were held by the executives at the time that they were appointed to the GMC.

Prior to their appointment as members of the GMC, the individuals listed in the tables below received LTI awards:

•	under the MAP which has applied for the non-GMC management of BHP Billiton since FY2009;

•	prior to that under the LTIP, which applied to non-GMC management (as well as to the GMC members) before the MAP was introduced.

Section 4.4.21 for details of LTIP awards allocated for GMC service

The vesting of MAP awards is subject to a service condition of continued employment with the Group through to the vesting date as shown in the table. Where a participant resigns or is terminated for cause prior to the vesting date, their unvested MAP awards are forfeited. If a participant’s employment ends due to death, illness or injury, a pro rata number of unvested Restricted Shares will vest based on the portion of the relevant vesting period served. Due to changes in the MAP, which applied to all participants in that plan, no DEP is payable on the MAP awards that were allocated in FY2012 or since that time.

Name	Date of grant	At 1 July 2013	Granted	Vested	Lapsed	Exercised	At 30 June 2014	Date award may vest (1)	Market price on date of grant (2)	Market price on date of vesting (3)	Market price on date of exercise (4)	Aggregate gain on awards (’000) (4)	DEP on awards (’000) (5)
Awards under the MAP
Peter Beaven	31 Oct 2012	34,250	–	–	–	–	34,250	Aug 2015	A$34.25	–	–	–	–
	31 Oct 2011	31,700	–	–	–	–	31,700	Aug 2014	A$37.80	–	–	–	–
	29 Oct 2010	30,500	–	30,500	–	30,500	–	21 Aug 2013	A$41.92	A$35.74	A$35.74	A$1,090	US$101
	30 Oct 2009	21,000	–	–	–	21,000	–	23 Aug 2012	A$37.45	A$33.41	A$35.74	A$751	US$96
	19 Nov 2008	21,000	–	–	–	21,000	–	25 Aug 2011	A$23.20	A$38.61	A$35.74	A$751	US$84

Total		138,450	–	30,500	–	72,500	65,950

Tim Cutt	14 Nov 2012	27,000	–	–	–	–	27,000	Aug 2015	A$33.73	–	–	–	–
	31 Oct 2011	25,000	–	–	–	–	25,000	Aug 2014	A$37.80	–	–	–	–
	29 Oct 2010	24,000	–	24,000	–	24,000	–	21 Aug 2013	A$41.92	A$35.74	A$35.74	A$858	US$76

Total		76,000	–	24,000	–	24,000	52,000

Name	Date of grant	At 1 July 2013	Granted	Vested	Lapsed	Exercised	At 30 June 2014	Date award may vest (1)	Market price on date of grant (2)	Market price on date of vesting (3)	Market price on date of exercise (4)	Aggregate gain on awards (’000) (4)	DEP on awards (’000) (5)
Dean Dalla Valle	31 Oct 2012	27,000	–	–	–	–	27,000	Aug 2015	A$34.25	–	–	–	–
	31 Oct 2011	25,000	–	–	–	–	25,000	Aug 2014	A$37.80	–	–	–	–
	29 Oct 2010	19,500	–	19,500	–	19,500	–	21 Aug 2013	A$41.92	A$35.74	A$35.74	A$697	US$61

Total		71,500	–	19,500	–	19,500	52,000

Mike Fraser (6)	22 Aug 2013	10,045	–	–	–	–	10,045	Aug 2015	A$35.37	–	–	–	–
	31 Oct 2011	11,330	–	–	–	–	11,330	Aug 2014	£19.68	–	–	–	–
	29 Oct 2010	9,250	–	9,250	–	9,250	–	21 Aug 2013	ZAR246.68	ZAR301.99	ZAR303.12	ZAR2,804	US$35

Total		30,625	–	9,250	–	9,250	21,375

Mike Henry	25 Nov 2011	5,900	–	–	–	–	5,900	Aug 2014	£17.60	–	–	–	–
	31 Oct 2011	29,500	–	–	–	–	29,500	Aug 2014	£19.68	–	–	–	–
	29 Oct 2010	19,500	–	19,500	–	19,500	–	21 Aug 2013	£22.14	£18.73	£18.73	£365	US$61

Total		54,900	–	19,500	–	19,500	35,400

Graham Kerr	25 Nov 2011	9,750	–	–	–	–	9,750	Aug 2014	A$34.05	–	–	–	–
	31 Oct 2011	20,250	–	–	–	–	20,250	Aug 2014	A$37.80	–	–	–	–
	29 Oct 2010	19,500	–	19,500	–	19,500	–	21 Aug 2013	A$41.92	A$35.74	A$35.74	A$697	US$61
	19 Nov 2008	21,000	–	–	–	21,000	–	25 Aug 2011	A$23.20	A$38.61	A$35.74	A$751	US$101

Total		70,500	–	19,500	–	40,500	30,000

Jane McAloon	14 Nov 2012	17,900	–	–	–	–	17,900	Aug 2015	A$33.73	–	–	–	–
	31 Oct 2011	16,600	–	–	–	–	16,600	Aug 2014	A$37.80	–	–	–	–
	29 Oct 2010	11,000	–	11,000	–	11,000	–	21 Aug 2013	A$41.92	A$35.74	A$35.74	A$393	US$35

Total		45,500	–	11,000	–	11,000	34,500

Daniel Malchuk	31 Oct 2012	21,900	–	–	–	–	21,900	Aug 2015	A$34.25	–	–	–	–
	31 Oct 2011	9,600	–	–	–	–	9,600	Aug 2014	A$37.80	–	–	–	–
	29 Oct 2010	9,250	–	9,250	–	9,250	–	21 Aug 2013	A$41.92	A$35.74	A$35.74	A$331	US$34
	30 Oct 2009	7,000	–	–	–	7,000	–	23 Aug 2012	A$37.45	A$33.41	A$35.74	A$250	US$29
	19 Nov 2008	7,000	–	–	–	7,000	–	25 Aug 2011	A$23.20	A$38.61	A$35.74	A$250	US$28

Total		54,750	–	9,250	–	23,250	31,500

Jimmy Wilson	31 Oct 2012	34,250	–	–	–	–	34,250	Aug 2015	A$34.25	–	–	–	–
	31 Oct 2011	31,700	–	–	–	–	31,700	Aug 2014	A$37.80	–	–	–	–
	29 Oct 2010	30,500	–	30,500	–	30,500	–	21 Aug 2013	A$41.92	A$35.74	A$35.74	A$1,090	US$96

Total		96,450	–	30,500	–	30,500	65,950

Name	Date of grant	At 1 July 2013	Granted	Vested	Lapsed	Exercised	At 30 June 2014	Date award may vest (1)	Market price on date of grant (2)	Market price on date of vesting (3)	Market price on date of exercise (4)	Aggregate gain on awards (’000) (4)	DEP on awards (’000) (5)
Awards under the LTIP
Peter Beaven	14 Dec 2007	40,000	–	–	–	35,000	5,000	23 Aug 2012	A$42.05	A$33.41	A$35.74	A$1,251	US$252
	7 Dec 2006	40,000	–	–	–	40,000	–	25 Aug 2011	A$26.40	A$38.61	A$35.74	A$1,430	US$230
	5 Dec 2005	40,000	–	–	–	–	40,000	25 Aug 2010	A$22.03	A$37.44	–	–	–
	3 Dec 2004	40,000	–	–	–	40,000	–	12 Aug 2009	A$15.28	A$37.99	A$35.74	A$1,430	US$188

Total		160,000	–	–	–	115,000	45,000

Graham Kerr	7 Dec 2006	20,000	–	–	–	20,000	–	25 Aug 2011	A$26.40	A$38.64	A$35.74	A$715	US$115

Total		20,000	–	–	–	20,000	–

Daniel Malchuk	14 Dec 2007	7,500	–	–	–	7,500	–	23 Aug 2012	A$42.05	A$33.41	A$35.74	A$268	US$40
	7 Dec 2006	5,000	–	–	–	5,000	–	25 Aug 2011	A$26.40	A$38.61	A$35.74	A$179	US$30
	5 Dec 2005	5,000	–	–	–	5,000	–	25 Aug 2010	A$22.03	A$37.44	A$35.74	A$179	US$29

Total		17,500	–	–	–	17,500	–

Jimmy Wilson	14 Dec 2007	80,000	–	–	–	22,500	57,500	23 Aug 2012	A$42.05	A$33.41	A$35.74	A$804	US$121
	7 Dec 2006	80,000	–	–	–	80,000	–	25 Aug 2011	A$26.40	A$38.61	A$35.74	A$2,859	US$460
	3 Dec 2004	13,400	–	–	–	13,400	–	12 Aug 2009	ZAR66.00	ZAR207.28	ZAR303.12	ZAR4,062	US$84

Total		173,400	–	–	–	115,900	57,500

(1)	Awards will vest on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June of the third (MAP awards) or fifth (LTIP awards) financial year after allocation, if the conditions for vesting are met (including the relevant service conditions). The estimated vesting month is shown in the table. Where applicable, expiry date of awards is the day prior to the third (MAP awards) or fifth (LTIP awards) anniversary of that vesting date.

(2)	The market price shown for grants made during FY2014 is the closing price of BHP Billiton shares on the relevant date of grant. No price is payable by the individual for acquiring the award at the time of grant. The grant date IFRS fair value of the awards is estimated as at the start of the vesting period, being 1 July 2013, and was A$28.09. No exercise requirement or expiry date applies to these awards (as described above the table).

(3)	The awards granted under the MAP in October 2010 became fully vested on 21 August 2013 as the service conditions were met. The price shown is the closing price of BHP Billiton shares on that date.

(4)	The market price shown (and used for calculating the aggregate gain of the total award) is the closing price of BHP Billiton shares on the date that the individual exercised their award. No price is payable by the individual for exercising the award.

(5)	The amounts shown in this column are the value of the DEP paid on the awards

(6)	The opening balance shown for Mike Fraser reflects his holdings on 27 August 2013 (rather than on 1 July 2013) being the date he joined the GMC. The awards shown with a grant date of 22 August 2013 hold this allocation date due to administrative reasons, but were made on the same basis as if they had been made on 31 October 2012.

4.4.25    Estimated value range of equity awards

The current face value of STI and LTI awards allocated during FY2014 and yet to vest (to be disclosed under the Australian Corporations Act 2001) is the number of awards as set out in the previous tables multiplied by the current share price of BHP Billiton Limited or BHP Billiton Plc as applicable.

The actual value that may be received by participants in the future cannot be determined as it is dependent on, and therefore fluctuates with, the share prices of BHP Billiton Limited and BHP Billiton Plc at the date that any particular award is exercised. The table below provides five-year share price history for BHP Billiton Limited and BHP Billiton Plc, history of dividends paid and the Group’s earnings.

Five-year share price, dividend and earnings history

		FY2010	FY2011	FY2012	FY2013	FY2014
BHP Billiton Limited	Share price at beginning of year	A$33.96	A$36.94	A$43.97	A$31.72	A$30.94
	Share price at end of year	A$37.65	A$43.80	A$31.45	A$31.37	A$35.90
	Dividends paid	A$0.95	A$0.95	A$1.03	A$1.10	A$1.29
BHP Billiton Plc	Share price at beginning of year	£13.75	£17.28	£24.39	£18.30	£17.15
	Share price at end of year	£17.54	£24.47	£18.06	£16.82	£18.90
	Dividends paid	£0.53	£0.58	£0.69	£0.73	£0.73
BHP Billiton	Attributable profit (US$M)	12,722	23,648	15,473	11,223	13,832

The highest share price during FY2014 was A$39.38 for BHP Billiton Limited shares and £19.95 for BHP Billiton Plc shares. The lowest share prices during FY2014 were A$30.94 and £16.67, respectively.

4.4.26    Awards of Matched Shares under the Shareplus all-employee share purchase plan

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

Name	Shareplus plan year	Vesting date	At 1 July 2013	Granted (1)	Vested (2)	At 30 June 2014
Executive Director
Andrew Mackenzie	2012	Apr 2015	41	–	–	41
	2011	Aug 2014	170	–	–	170

Total			211	–	–	211

Other members of the GMC
Peter Beaven	2012	Apr 2015	108	–	–	108
	2011	Aug 2014	128	–	–	128

Total			236	–	–	236

Name	Shareplus plan year	Vesting date	At 1 July 2013	Granted (1)	Vested (2)	At 30 June 2014
Tim Cutt (3)	2012	Apr 2015	84	–	–	84
	2011	Aug 2014	54	–	–	54

Total			138	–	–	138

Dean Dalla Valle	2012	Apr 2015	113	–	–	113
	2011	Aug 2014	149	–	–	149

Total			262	–	–	262

Mike Fraser (4)	2012	Apr 2015	89	–	–	89
	2011	Aug 2014	178	–	–	178

Total			267	–	–	267

Mike Henry	2012	Apr 2015	39	–	–	39
	2011	Aug 2014	179	–	–	179

Total			218	–	–	218

Graham Kerr	2012	Apr 2015	38	–	–	38
	2011	Aug 2014	150	–	–	150

Total			188	–	–	188

Jane McAloon	2012	Apr 2015	103	–	–	103
	2011	Aug 2014	138	–	–	138

Total			241	–	–	241

Jimmy Wilson	2012	Apr 2015	106	–	–	106
	2011	Aug 2014	150	–	–	150

Total			256	–	–	256

Karen Wood	2012	Apr 2015	39	–	–	39
	2011	Aug 2014	149	–	–	149

Total			188	–	–	188

(1)	No Matched Shares were allocated to GMC members during FY2014.

(2)	The scheduled vesting of rights acquired during the 2011 Shareplus Plan Year (i.e. from salary contributions from June 2011 to May 2012) in April 2014 was delayed as members of the GMC were in a prohibited period. These Matched Shares have since vested, on 20 August 2014.

(3)	Tim Cutt’s Shareplus awards are held over ADRs on the NYSE. Each ADR is equivalent to two ordinary shares in BHP Billiton Limited.

(4)	Mike Fraser participated in the cash based equivalent of Shareplus during 2011 and 2012 when he was located in Mozambique where local jurisdictional requirements prevent the operation of a share based plan.

Other disclosures

4.4.27    Ordinary share holdings and transactions

The number of ordinary shares in BHP Billiton Limited or in BHP Billiton Plc held directly, indirectly or beneficially, by each individual (including shares held in the name of the spouse, superannuation fund, nominee and/or other controlled entities) are shown in table below as at 30 June 2014. In addition, there have been no changes in the interests of any Directors in the period to 11 August 2014 (being one month prior to the date of the notice of the 2014 AGMs). These are ordinary shares held without performance conditions or restrictions and are included in MSR calculations for each individual. MSR calculations for members of the GMC (including the CEO) also include any vested but unexercised employee awards as shown in previous sections of the report.

	BHP Billiton Limited Shares					BHP Billiton Plc Shares
	Held at 1 July 2013	Purchased	Received	Sold	Held at 30 June 2014	Held at 1 July 2013	Purchased	Received	Sold	Held at 30 June 2014
Executive Director
Andrew Mackenzie	–	–	–	–	–	72,619	–	267,144	137,842	201,921
Other members of the GMC
Peter Beaven	73,533	–	229,689	118,621	184,601	–	–	–	–	–
Tony Cudmore	–	–	–	–	–	–	–	–	–	–
Tim Cutt (1)	17,466	–	34,917	16,142	36,241	–	–	–	–	–
Dean Dalla Valle	109,663	–	33,061	15,668	127,056	–	–	–	–	–
Mike Fraser (2)	–	–	–	–	–	148,282	–	14,720	2,453	160,549
Geoff Healy	3,000	–	–	–	3,000	–	–	–	–	–
Mike Henry	18,696	–	–	–	18,696	75,564	–	36,066	–	111,630
Graham Kerr	49,598	–	94,626	49,640	94,584	–	–	–	–	–
Jane McAloon	36,070	–	20,119	9,535	46,654	–	–	–	–	–
Daniel Malchuk	–	–	60,335	7,648	52,687	–	–	–	–	–
Jimmy Wilson	1,552	–	149,127	34,564	116,115	59,301	–	13,400	13,400	59,301
Karen Wood	313,013	–	143,539	88,539	368,013	–	–	–	–	–
Non-executive Directors
Malcolm Brinded (3)	–	–	–	–	–	12,000	–	–	–	12,000
Malcolm Broomhead	9,000	–	–	–	9,000	–	–	–	–	–
John Buchanan	–	–	–	–	–	20,000	–	–	–	20,000
Carlos Cordeiro (1)	6,550	–	–	–	6,550	–	–	–	–	–
David Crawford	33,127	–	–	–	33,127	6,000	–	–	–	6,000
Pat Davies	–	–	–	–	–	27,170	–	–	–	27,170
Carolyn Hewson	7,000	7,000	–	–	14,000	–	–	–	–	–
Lindsay Maxsted	3,000	3,500	–	–	6,500	–	–	–	–	–
Wayne Murdy (1)	8,000	–	–	–	8,000	14,000	–	–	–	14,000
Jac Nasser (1)	10,400	–	–	–	10,400	81,200	–	–	–	81,200
Keith Rumble	–	–	–	–	–	14,500	6,180	–	–	20,680
John Schubert	23,675	–	–	–	23,675	–	–	–	–	–
Shriti Vadera	–	–	–	–	–	9,000	–	–	–	9,000

(1)	The following BHP Billiton Limited shares and BHP Billiton Plc shares are held in the form of American Depositary Shares: Tim Cutt (470 BHP Billiton Limited), Carlos Cordeiro (3,275 BHP Billiton Limited), Wayne Murdy (4,000 BHP Billiton Limited; 7,000 BHP Billiton Plc) and Jac Nasser (5,200 BHP Billiton Limited; 40,600 BHP Billiton Plc).

(2)	The opening balance shown for Mike Fraser reflects his holdings on 27 August 2013 (rather than 1 July 2013) being the date he joined the GMC.

(3)	The opening balance shown for Malcolm Brinded reflects his holdings on 15 April 2014 (rather than 1 July 2013) being the date that he was appointed to the Board.

4.4.28    Payments to past Directors

UK regulations require the disclosure of payments to past Directors (1).

As foreshadowed in the 2013 Remuneration Report, the following payments were made to Marius Kloppers (CEO and Executive Director until 10 May 2013):

•	325,000 LTI awards, granted in 2008, vested on 21 August 2013. The closing price of ordinary BHP Billiton Limited shares on that date was A$35.74 and so the value of the vested award was US$12.051 million (including the related DEP of US$1.560 million).

•	123,250 LTI awards, granted in 2009, vested on 20 August 2014. The closing price of ordinary BHP Billiton Limited shares on that date was A$38.13 and so the value of the vested award was US$5.883 million (including the related DEP of US$0.636 million).

•	For the period 10 May to 1 October 2013, base salary, pension contributions and applicable benefits were provided.

There were no payments made for loss of office in FY2014.

(1)	The Remuneration Committee has adopted a de minimis threshold of US$7,500 in relation to disclosure of payments to past Directors under UK requirements.

4.4.29    Relative importance of spend on pay

The table below sets out the total spend on employee remuneration during FY2014 (and the prior year), compared with other significant expenditure items. The table includes items as prescribed in the UK requirements. BHP Billiton has included tax payments and purchases of property, plant and equipment, being the most significant other outgoings in monetary terms.

US dollars million	FY2014	FY2013
Aggregate employee benefits expense Section 7.1.6 Note 5	7,038	7,356
Dividends paid to BHP Billiton shareholders Section 7.1.4	6,387	6,167
Share buy-backs Section 7.1.4	–	–
Income tax paid and royalty-related taxation paid (net of refunds) Section 7.1.4	6,465	8,574
Purchases of property, plant and equipment Section 7.1.4	15,993	22,243

4.4.30    Retirement disclosures for the Non-executive Directors

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

US dollars (’000)	Completed service at 30 June 2014 (years)	Change in lump sum entitlement during the year (1)	Lump sum entitlement at
			30 June 2014	30 June 2013
David Crawford	20	41	601	560
John Schubert	14	20	300	280

(1)	No further entitlements have accrued since the closure of the Retirement Plan in 2003. The movement reflects the application of the earnings rate and foreign exchange rate (the translation from Australian dollars to US dollars for the Remuneration Report) to the lump sum entitlement at the date of closure.

4.4.31     Transactions with KMP

During the financial year, there were no purchases by KMP from the Group (2013: US$ nil; 2012: US$ nil).

There are no amounts payable at 30 June 2014 (2013: US$ nil).

Loans with KMP

There are US$ nil loans (2013: US$ nil) with KMP.

Transactions with personally related entities

A number of Directors of the Group hold or have held positions in other companies, where it is considered they control or significantly influence the financial or operating policies of those entities. There have been no transactions with those entities and no amounts were owed by the Group to personally related entities (2013: US$ nil).

This Remuneration Report was approved by the Board on 11 September 2014 and signed on its behalf by:

John Buchanan
Chairman, Remuneration Committee
11 September 2014

5    Directors’ Report

The information presented by the Directors in this Directors’ Report relates to BHP Billiton Limited and BHP Billiton Plc and their subsidiaries. Section 1 Strategic Report (which includes the Chairman’s Review in section 1.3 and the Chief Executive Officer’s Report in section 1.4, and incorporates the operating and financial review), section 2 Our Assets, section 3 Corporate Governance Statement, section 4 Remuneration Report, section 7 Financial Statements and section 9 Shareholder information of this Annual Report are each incorporated by reference into, and form part of, this Directors’ Report.

The Directors confirm, on the advice of the Risk and Audit Committee, that they consider the Annual Report (including the Financial Statements), taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s performance, business model and strategy.

5.1    Review of operations, principal activities and state of affairs

A review of the operations of the Group during FY2014, the results of those operations during FY2014 and the expected results of those operations in future financial years, are set out in section 1, in particular in sections 1.1, 1.3 to 1.5, 1.11, 1.12 and 1.15 and other material in this Annual Report. Information on the development of the Group and likely developments in future years also appears in those sections of this Annual Report.

Our principal activities during FY2014 were exploration, development, production and processing of minerals (in respect of iron ore, metallurgical and energy coal, copper, aluminium, manganese, uranium, nickel, silver and potash), and exploration, development and production of conventional and unconventional oil and gas. No significant changes in the nature of the Group’s principal activities occurred during FY2014.

Information in relation to significant changes in the state of affairs of the Group that occurred during FY2014 and significant post-balance date events is set out below and in sections 1.12 and 2.1 of this Annual Report.

•	On 1 July 2013 Mike Yeager retired from the Group Management Committee (GMC) and from his role as Group Executive and Chief Executive – Petroleum and Tim Cutt joined the GMC as President, Petroleum and Potash on 2 July 2013. During FY2014, we made further announcements relating to GMC changes: Mike Fraser joined the GMC as President, Human Resources on 27 August 2013 and Tony Cudmore joined the GMC as President, Corporate Affairs on 3 March 2014.

•	On 25 July 2013 we announced the investment of US$1.97 billion (BHP Billiton share) to sustain operations at Escondida in Chile by constructing a new 2,500 litre per second seawater desalination plant. On 23 July 2014 we announced the seawater desalination plant was on schedule and budget, with 12 per cent of the overall project complete.

•	On 20 August 2013 we announced the investment of US$2.6 billion to finish the excavation and lining of the Jansen Potash Project’s production and services shafts, and to continue the installation of essential surface infrastructure and utilities. We made further announcements in FY2014 that the investment will be spread over a number of years with the timeframes for both shaft completions being extended with no changes to the budget or long-term development plans. On 19 August 2014 we announced the overall project was 30 per cent complete and on budget.

•	On 26 September 2013 we announced the pricing of US$5.0 billion Global Bonds (four tranches) under the debt shelf registration statement, which had previously been filed with the US Securities and Exchange Commission.

•	On 2 January 2014 we announced the redemption of Petrohawk Energy Corporation 10.5 per cent Senior Notes due 2014 and 7.875 per cent Senior Notes due 2015. The total aggregate principal value of the notes redeemed was approximately US$1.4 billion.

•	On 15 April 2014 Malcolm Brinded was appointed as a Non-executive Director of BHP Billiton Limited and BHP Billiton Plc. In accordance with the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc, Mr Brinded will seek election at the 2014 Annual General Meetings.

•	On 14 July 2014 we announced the redemption of Petrohawk Energy Corporation 7.25 per cent Senior Notes due 2018 and 6.25 per cent Senior Notes due 2019. The total aggregate principal value of the notes to be redeemed was approximately US$1.8 billion.

•	On 19 August 2014 we announced the proposal to create a new global metals and mining company based on a demerger of a selection of the Group’s high-quality aluminium, coal, manganese, nickel and silver assets to accelerate portfolio simplification. We also announced that shareholders will have the opportunity to vote on the proposal once all necessary approvals are in place.

•	On 19 August 2014, following the announcement in relation to creating a new global metals and mining company, we announced that Graham Kerr, currently Chief Financial Officer, is appointed Chief Executive Officer-designate of the new company. Graham will retire from the GMC on 1 October 2014 and will be replaced as Chief Financial Officer by Peter Beaven, currently President, Copper.

•	On 19 August 2014 Karen Wood retired from the GMC from her role as President, Corporate.

No other matter or circumstance has arisen since the end of FY2014 that has significantly affected or is expected to significantly affect the operations, the results of operations or state of affairs of the Group in future years.

5.2    Share capital and buy-back programs

At the Annual General Meetings held in 2013, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 213,618,545 of its ordinary shares, representing 10 per cent of BHP Billiton Plc’s issued share capital at that time. During FY2014, we did not make any on-market or off-market purchases of BHP Billiton Limited shares or BHP Billiton Plc shares under any share buy-back program. As at the date of this Directors’ Report there are no current on-market buy-backs.

Shareholders will be asked at the 2014 Annual General Meetings to renew this authority. The Directors have no present intention to exercise this authority, if granted.

Some of our executives receive rights over BHP Billiton shares as part of their remuneration arrangements. Entitlements may be satisfied by the transfer of existing shares, which are acquired on-market, or in respect of some entitlements, by the issue of new shares.

The shares in column ‘A’ below were purchased to satisfy awards made under the various BHP Billiton Limited and BHP Billiton Plc employee share schemes during FY2014.

Period	A Total number of shares purchased	B Average price paid per share (1) US$	C Total number of shares purchased as part of publicly announced plans or programs	D Maximum number of shares that may yet be purchased under the plans or programs
				BHP Billiton Limited (2)	BHP Billiton Plc
1 Jul 2013 to 31 Jul 2013	717,947	28.76	–	–	213,618,545	(3)
1 Aug 2013 to 31 Aug 2013	5,203,727	33.22	–	–	213,618,545	(3)
1 Sep 2013 to 30 Sep 2013	1,716,615	32.17	–	–	213,618,545	(3)
1 Oct 2013 to 31 Oct 2013	137,549	37.39	–	–	213,618,545	(3)
1 Nov 2013 to 30 Nov 2013	1,079,604	34.31	–	–	213,618,545	(4)
1 Dec 2013 to 31 Dec 2013	–	–	–	–	213,618,545	(4)
1 Jan 2014 to 31 Jan 2014	26,417	30.53	–	–	213,618,545	(4)
1 Feb 2014 to 28 Feb 2014	4,236	35.41	–	–	213,618,545	(4)
1 Mar 2014 to 31 Mar 2014	1,037,212	32.30	–	–	213,618,545	(4)
1 Apr 2014 to 30 Apr 2014	–	–	–	–	213,618,545	(4)
1 May 2014 to 31 May 2014	30,208	32.43	–	–	213,618,545	(4)
1 Jun 2014 to 30 Jun 2014	1,231,380	34.35	–	–	213,618,545	(4)

Total	11,184,895	32.96	–	–	213,618,545	(4)

(1)	The shares were purchased in the currency of the stock exchange on which the purchase took place, and the sale price has been converted into US dollars at the exchange rate on the day of purchase.

(2)	BHP Billiton Limited is able to buy-back and cancel BHP Billiton Limited shares within the ‘10/12 limit’ without shareholder approval in accordance with section 257B of the Australian Corporations Act 2001. Any future on-market share buy-back program will be conducted in accordance with the Australian Corporations Act 2001 and with the ASX Listing Rules.

(3)	At the Annual General Meetings held during 2012, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 213,618,545 of its ordinary shares, representing 10 per cent of BHP Billiton Plc’s issued capital at the time.

(4)	At the Annual General Meetings held during 2013, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 213,618,545 of its ordinary shares, representing 10 per cent of BHP Billiton Plc’s issued capital at the time.

5.3    Results, financial instruments and going concern

Information about our financial position and financial results is included in the Financial Statements in this Annual Report. The income statement shows profit attributable to BHP Billiton members of US$13.8 billion compared with US$11.2 billion in FY2013.

The Group’s business activities, together with the factors likely to affect its future development, performance and position are discussed in section 1 of this Annual Report. In addition, sections 1.5 to 1.7 and 3.15, and note 29 ‘Financial risk management’ to the Financial Statements detail the Group’s capital management objectives, its approach to financial risk management and exposure to financial risks, liquidity and borrowing facilities.

The Directors, having made appropriate enquiries, have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Therefore they continue to adopt the going concern basis of accounting in preparing the annual Financial Statements.

5.4    Directors

The Directors who served at any time during or since the end of the financial year are Jac Nasser, Andrew Mackenzie, Malcolm Brinded, Malcolm Broomhead, John Buchanan, Carlos Cordeiro, David Crawford, Pat Davies, Carolyn Hewson, Lindsay Maxsted, Wayne Murdy, Keith Rumble, John Schubert and Shriti Vadera. Further details of the Directors of BHP Billiton Limited and BHP Billiton Plc are set out in section 3.2 of this Annual Report. These details include the period for which each Director held office up to the date of this Directors’ Report, their qualifications, experience and particular responsibilities, the directorships held in other listed companies since 1 July 2011, and the period for which each directorship has been held.

Mr Brinded was appointed as a Non-executive Director of BHP Billiton Limited and BHP Billiton Plc with effect from 15 April 2014 and, in accordance with the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc, he will seek election at the 2014 Annual General Meetings.

The number of meetings of the Board and its Committees held during the year and each Director’s attendance at those meetings are set out in section 3.12 of this Annual Report.

5.5    Remuneration and share interests

5.5.1    Remuneration

The policy for determining the nature and amount of emoluments of members of the GMC (including the Executive Director) and the Non-executive Directors and information about the relationship between that policy and our performance are set out in sections 4.3 and 4.4 of this Annual Report.

The remuneration tables contained in section 4.4 of this Annual Report set out the remuneration of members of the GMC (including the Executive Director) and the Non-executive Directors.

5.5.2    Directors

The information contained in section 4.4.27 and section 5.17 of this Directors’ Report sets out the relevant interests in shares in BHP Billiton Limited and BHP Billiton Plc of the Directors who held office during FY2014, at the beginning and end of FY2014, and in relation to all Directors in office as at the date of this Directors’ Report, their relevant interests in shares in BHP Billiton Limited and BHP Billiton Plc as at the date of this Directors’ Report. No rights over shares in BHP Billiton Limited and BHP Billiton Plc are held by any of the Non-executive Directors. Interests held by the Executive Director under employee equity plans as at 30 June 2014 are set out in the tables showing interests in incentive plans contained in section 4.4 and note 31 ‘Key Management Personnel’ to the Financial Statements of this Annual Report.

We have not made available to any Director any interest in a registered scheme.

The former Directors of BHP Limited participated in a retirement plan under which they were entitled to receive a payment on retirement calculated by reference to years of service. This plan was closed on 24 October 2003, and benefits accrued to that date are held by BHP Billiton Limited and will be paid on retirement. Further information about this plan and its closure are set out in section 4.4.30 of this Annual Report.

5.5.3    GMC members

The information contained in section 4.4.27 and section 5.18 of this Directors’ Report sets out the relevant interests held by those senior executives who were members of the GMC (other than the Executive Director) during FY2014 in shares of BHP Billiton Limited and BHP Billiton Plc at the beginning and end of FY2014, and at the date of this Directors’ Report. Interests held by members of the GMC under employee equity plans as at 30 June 2014 are set out in the tables showing interests in incentive plans contained in section 4.4 and note 31 ‘Key Management Personnel’ to the Financial Statements of this Annual Report.

5.6    Secretaries

Jane McAloon is the Group Company Secretary. Details of her qualifications and experience are set out in section 3.2 of this Annual Report. The following people also act as company secretaries of BHP Billiton Limited, BHP Billiton Plc or both (as indicated): Nicole Duncan BA (Hons), LLB (BHP Billiton Limited and BHP Billiton Plc), Geof Stapledon, BEc, LLB (Hons), DPhil, FCIS (BHP Billiton Plc) and Elizabeth Hobley, BA (Hons), ACIS (BHP Billiton Plc). Each such individual has experience in a company secretariat role or other relevant fields arising from time spent in such roles within BHP Billiton, large listed companies or other relevant entities.

5.7    Indemnities and insurance

Rule 146 of the BHP Billiton Limited Constitution and Article 146 of the BHP Billiton Plc Articles of Association require each Company to indemnify to the extent permitted by law, each Director, Secretary or Executive Officer of BHP Billiton Limited and BHP Billiton Plc respectively against liability incurred in, or arising out of, the conduct of the business of the Company or the discharge of the duties of the Director, Secretary and Executive Officer. The Directors named in section 3.2 of this Annual Report, the Executive Officers and the Company Secretaries of BHP Billiton Limited and BHP Billiton Plc have the benefit of this requirement, as do individuals who formerly held one of those positions.

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

We have paid premiums for this Directors’ and Officers’ insurance of US$2,088,352 net during FY2014.

No indemnity in favour of a current or former officer of BHP Billiton Limited or BHP Billiton Plc, or in favour of the External Auditor, has been called on during FY2014.

5.8    Employee policies

We are committed to open, honest and productive relationships with our employees. At BHP Billiton, we recognise the most important ingredient for success is our talented and motivated workforce, whose members demonstrate behaviours that are aligned to Our BHP Billiton Charter values.

Further information in relation to employee engagement and employee policies, including communications and disabilities, can be found in section 1.13.2.

5.9    Corporate governance

The UK Financial Conduct Authority’s Disclosure and Transparency Rules (DTR 7.2) require that certain information be included in a corporate governance statement set out in the Directors’ Report. BHP Billiton has an existing practice of issuing a separate corporate governance statement as part of its Annual Report. The information required by the Disclosure and Transparency Rules and the UK Financial Conduct Authority’s Listing Rules (LR 9.8.6) is located in section 3 of this Annual Report, with the exception of the information referred to in LR 9.8.6 (1), (3) and (4) and DTR 7.2.6, which is located in sections 5.2, 5.3, 5.17 and 5.20 of this Annual Report.

5.10    Dividends

A final dividend of 62 US cents per share will be paid on 23 September 2014, resulting in total dividends in respect of FY2014 of 121 US cents per share. Details of the dividends paid and the dividend policy are set out in sections 1.6.3 and 9.7 of this Annual Report.

5.11    Auditors

A resolution to reappoint KPMG LLP as the auditor of BHP Billiton Plc will be proposed at the 2014 Annual General Meetings in accordance with section 489 of the UK Companies Act 2006.

During FY2014 Mr Maxsted was the only officer of BHP Billiton who previously held the role of director or partner of the Group’s External Auditor at a time when the Group’s External Auditor conducted an audit of the Group. Mr Maxsted’s prior relationship with KPMG is set out in section 3.10 of this Annual Report. Mr Maxsted was not part of the KPMG audit practice after 1980 and, while at KPMG, was not in any way involved in, or able to influence, any audit activity associated with BHP Billiton.

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

This confirmation is given pursuant to Section 418 of the UK Companies Act 2006 and should be interpreted in accordance with and subject to these provisions.

5.12    Non-audit services

Details of the non-audit services undertaken by our External Auditor, including the amounts paid for non-audit services, are set out in note 35 ‘Auditor’s remuneration’ to the Financial Statements of this Annual Report. All non-audit services were approved in accordance with the process set out in the Policy on Provision of Audit and Other Services by the External Auditor, and no non-audit services were carried out which were specifically excluded by the Policy on Provision of Audit and Other Services by the External Auditor. Based on advice provided by the Risk and Audit Committee, the Directors have formed the view that the provision of non-audit services is compatible with the general standard of independence for auditors, and that the nature of non-audit services means that auditor independence was not compromised. Further information about our policy in relation to the provision of non-audit services by the auditor is set out in section 3.14.1 of this Annual Report.

5.13    Political donations

No political contributions/donations for political purposes were made to any political party, politician, elected official or candidate for public office during FY2014. (1)

(1)	Note that Australian Electoral Commission (AEC) disclosure requirements are broad, such that amounts that are not political donations can be reportable for AEC purposes. For example, where a political party or organisation owns shares in BHP Billiton, the AEC filing requires the political party or organisation to disclose the dividend payments received for their shareholding.

5.14    Exploration, research and development

Companies within the Group carry out exploration and research and development necessary to support their activities. Further details are provided in sections 1.6.3, 1.12, 1.15.1, 2.1 and 2.3.2 of this Annual Report.

5.15    Class order

BHP Billiton Limited is a company of a kind referred to in Australian Securities and Investments Commission Class Order No. 98/100, dated 10 July 1998. Amounts in this Directors’ Report and the Financial Statements, except estimates of future expenditure or where otherwise indicated, have been rounded to the nearest million dollars in accordance with that Class Order.

5.16    Proceedings on behalf of BHP Billiton Limited

No proceedings have been brought on behalf of BHP Billiton Limited, nor any application made under section 237 of the Australian Corporations Act 2001.

5.17    Directors’ shareholdings

Except for Mr Maxsted and Mr Mackenzie, as at the date of this Directors’ Report, the information pertaining to shares in BHP Billiton Limited and BHP Billiton Plc held directly, indirectly or beneficially, by Directors is the same as set out in the table in section 4.4.27. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities.

As at the date of this Directors’ Report, Mr Maxsted indirectly holds 8,000 shares in BHP Billiton Limited and Mr Mackenzie holds (either directly, indirectly or beneficially) 266,164 shares in BHP Billiton Plc.

5.18    GMC members’ shareholdings (other than Directors)

As at 30 June 2014, the information pertaining to shares in BHP Billiton Limited and BHP Billiton Plc held directly, indirectly or beneficially, by those senior executives who were members of the GMC during FY2014 (other than the Executive Director) is set out in the table in section 4.4.27. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities.

As at the date of this Directors’ Report, the information pertaining to shares in BHP Billiton Limited and BHP Billiton Plc held directly, indirectly or beneficially, by those senior executives who were members of the GMC during FY2014 (other than the Executive Director) is as follows and, where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities:

GMC Member (1) (2)	BHP Billiton entity	As at date of Directors’ Report
Peter Beaven	BHP Billiton Limited BHP Billiton Plc	184,473 –
Tony Cudmore	BHP Billiton Limited BHP Billiton Plc	– –
Tim Cutt (3)	BHP Billiton Limited BHP Billiton Plc	56,459 –
Dean Dalla Valle	BHP Billiton Limited BHP Billiton Plc	126,907 –
Mike Fraser	BHP Billiton Limited BHP Billiton Plc	– 172,696
Geoff Healy	BHP Billiton Limited BHP Billiton Plc	3,000 –
Mike Henry	BHP Billiton Limited BHP Billiton Plc	21,879 162,632
Graham Kerr	BHP Billiton Limited BHP Billiton Plc	119,272 –
Jane McAloon	BHP Billiton Limited BHP Billiton Plc	59,581 –
Daniel Malchuk	BHP Billiton Limited BHP Billiton Plc	66,307 –
Jimmy Wilson	BHP Billiton Limited BHP Billiton Plc	115,965 59,301

(1)	New members appointed to the GMC during FY2014: Tim Cutt (appointed 2 July 2013), Mike Fraser (appointed 26 August 2013) and Tony Cudmore (appointed 15 January 2014).

(2)	Karen Wood ceased to be a member of the GMC on 19 August 2014. The disclosed holdings as at 30 June 2014 set out in section 4.4.27 of the Annual Report reflect her holdings as at the date of ceasing to be a member of the GMC.

(3)	736 BHP Billiton Limited shares are held in the form of 368 American Depositary Shares.

5.19    Performance in relation to environmental regulation

A significant environmental incident is one with a severity rating of four and above based on our internal severity rating scale (tiered from one to seven by increasing severity). An environmental incident with a severity level four is one that causes a major impact/s to land, biodiversity, ecosystem services, water resources or air, with effects lasting greater than one year. There were no significant environmental incidents reported at our operated assets in FY2014.

Fines and prosecutions

In FY2014, BHP Billiton received nine fines at our operated assets, with a total value of US$128,898.

A fine of US$94,455 was levied at Energy Coal South Africa’s Khutala Colliery, which self-reported a non-compliance against its environmental impact assessment requirements defined by the National Environmental Management Act. As a result, the asset has appointed an independent Environmental Control Officer and introduced a strengthened land disturbance permit procedure.

NSW Energy Coal incurred three fines totalling US$6,971 at its Mt Arthur Operations for blasting penalty infringements outside the manufacturer’s recommended sleep time, failure to comply with the approved erosion and sediment control plan and carrying out dumping operations on an elevated and exposed area during adverse weather conditions. Actions are in place to prevent these infringements occurring again.

The five other fines, totalling US$27,472, were levied in North and South America, where our operations were cited for activities in relation to regulatory breaches against permit requirements and for loss of containment. The impacted assets are reviewing measures to prevent these incidents from occurring in the future.

Greenhouse gas emissions

The UK Companies Act 2006 requires, to the extent practicable, the Company to obtain relevant information on the Company’s annual quantity of greenhouse gas emissions which is reported in tonnes of carbon dioxide equivalent. The Company’s total 2014 greenhouse gas emissions and intensity are set out in sections 1.10 and 1.14.4 of this Annual Report.

Further information in relation to environmental performance, including environmental regulation, can be found in section 1.14.4 of this Annual Report and in the Sustainability Report available online at www.bhpbilliton.com.

5.20    Share capital, restrictions on transfer of shares and other additional information

Information relating to BHP Billiton Plc’s share capital structure, restrictions on the holding or transfer of its securities or on the exercise of voting rights attaching to such securities, certain agreements triggered on a change of control and the existence of branches of BHP Billiton outside of the United Kingdom, is set out in the following sections of this Annual Report:

•	Section 1.2 (BHP Billiton locations)

•	Section 5.2 (Share capital and buy-back programs)

•	Section 9.3 (Organisational structure)

•	Section 9.4 (Material contracts)

•	Section 9.5 (Constitution)

•	Section 9.6 (Share ownership)

•	Section 9.11 (Government regulations)

•	Note 19 ‘Share capital’ and note 33 ‘Employee share ownership plans’ to the Financial Statements of this Annual Report.

Further details of all unvested equity awards as at the date of this Directors’ Report, including shares issued upon exercise of equity awards, are set out in note 33 ‘Employee share ownership plans’ to the Financial Statements of this Annual Report. Details of movements in share capital during and since the end of the financial year are set out in note 19 ‘Share capital’ to the Financial Statements of this Annual Report.

The Directors’ Report is made in accordance with a resolution of the Board.

Jac Nasser AO

Chairman

Andrew Mackenzie

Chief Executive Officer

Dated: 11 September 2014

6    Legal proceedings

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

Rio Algom Pension Plan

In June 2003, Alexander E Lomas, a retired member of the Rio Algom Limited Pension Plan for Salaried Employees (Pension Plan), filed a Notice of Application in a representative capacity in the Ontario Superior Court of Justice Commercial List against Rio Algom Limited (RAL) and the Plan Trustee alleging certain improprieties in their administration of the Pension Plan and use of Pension Plan funds from January 1966 onward.

Mr Lomas sought relief, both quantified and unquantified, for himself and those Pension Plan members he purported to represent in respect of a number of alleged breaches committed by RAL, including allegations of breach of employment contracts, breach of trust, and breach of the Trust Agreement underlying the Pension Plan. In particular:

•	Mr Lomas sought US$117 million (C$125 million) on account of monies alleged to have been improperly paid out or withheld from the Pension Plan, together with compound interest calculated from the date of each alleged wrongdoing; and

•	punitive, aggravated and exemplary damages in the sum of US$1.9 million (C$2 million).

Mr Lomas purported to represent members of the defined benefits portion of the Pension Plan. In 2005, the defined contribution members of the Pension Plan were included as parties to this action.

Between October 2006 and March 2010, various motions and appeals were argued by the parties. Among other things, these motions and appeals resulted in an order that the portion of the Application seeking an order directing RAL to apply for a wind-up of the Pension Plan be struck out of the Application.

In January 2014, the Court ordered that Ray Larson be substituted for Mr Lomas as the applicant in the Application. This motion was not opposed by RAL.

On 11 March 2014, RAL entered into a settlement with Mr Larson and other members of a committee of retired members of the Pension Plan. Subject to certain conditions being satisfied or waived, the settlement agreement provides for termination of the Pension Plan, the dismissal of the Application and releases from liability and subject to regulatory approval, the sharing of the surplus remaining in the Pension Plan upon wind-up between RAL and Pension Plan members and other persons entitled to benefits from the Pension Plan as at 11 March 2014, and those persons who had an entitlement under the Pension Plan at any time after 11 June 2003, but received payment of the commuted value of their entitlement under the Pension Plan prior to 11 March 2014. Court approval of the settlement agreement was granted on 25 June 2014.

Class actions concerning Cerrejón privatisation

The non-government organisation, Corporación Colombia Transparente (CCT), brought three separate class actions (Popular Actions 1,029, 1,032 and 1,048) against various defendants in connection with the privatisation of 50 per cent of the Cerrejón Zona Norte (CZN) mining complex in Colombia in 2002. The mining complex is currently owned by CZN and Carbones del Cerrejón Limited (CDC). Our subsidiary Billiton Investment 3 BV owns a 33 per cent share in CDC, and our subsidiaries Billiton Investment 3 BV and Billiton Investment 8 BV (BHP Billiton Shareholders) collectively own a 33.33 per cent share in CZN.

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

Popular Action 1,048 was dismissed in December 2008. Popular Action 1,032, the CZN action, was originally dismissed on 18 February 2011, the Court determining that there were no irregularities in the privatisation of the Cerrejón Zona Norte mining complex.

CCT’s request for a reconsideration of the judgment was denied. In March 2011, CCT filed an appeal against the dismissal. This appeal was dismissed in February 2013 and the plaintiff filed for a revision of the judgment. Revision of judgment is a new avenue of review introduced by the Columbian Administrative Code that applies to the last instance judgments and may be used when the plaintiff believes certain issues were not considered in the decision. In January 2014, the request for revision was denied and the action is therefore concluded. Popular Action 1,029 was dismissed in December 2008. Despite the fact that this dismissal was final, the plaintiff filed a tutela action at the Council of State challenging the dismissal and obtained from the Council of State a decision ordering the first instance judge to continue with the action. Neither CZN nor BHP Billiton shareholders were informed of this action. In August 2013, at the request of the defendants, the Council of State annulled the steps that had been taken in the proceeding and the defendants filed a reply to the action. The tutela action was then subsequently dismissed; however, an appeal has been filed against the dismissal.

A separate class action arising out of the privatisation of the CZN mining complex has been brought by Mr Martín Nicolás Barros Choles, against various defendants including CDC.

Mr Choles claims that the transfer of rights by CDC to CZN was ineffective because it only involved a transfer of shares and not the transfer of the underlying rights in the properties and assets used in the CZN mining complex. Consequently, he is seeking orders that CDC pays for the use and lease of the properties and assets until November 2009, and that from that date the properties and assets of the Cerrejón project revert to the State. This action remains in the discovery phase.

Investigations

As previously disclosed, BHP Billiton received requests for information in August 2009 from the US Securities and Exchange Commission (SEC). Following that request, the Group commenced an internal investigation and disclosed to relevant authorities evidence that it has uncovered regarding possible violations of applicable anti-corruption laws involving interactions with government officials.

The issues relate primarily to matters in connection with previously terminated exploration and development efforts, as well as hospitality provided as part of the Company’s sponsorship of the 2008 Beijing Olympics. The Group is currently discussing a potential resolution of the matter.

As has been publicly reported, the Australian Federal Police has indicated that it has commenced an investigation and the Group continues to fully cooperate with the relevant authorities.

In light of the continuing nature of the investigations it is not appropriate at this stage for BHP Billiton to predict outcomes.

7    Financial Statements

Refer to the pages beginning on page F-1 in this annual report.

8    Glossary

8.1    Mining, oil and gas-related terms

Term	Definition
2D	Two dimensional.

3D	Three dimensional.

Alumina	Aluminium oxide (Al2O3). Alumina is produced from bauxite in the refining process. Alumina is then converted (reduced) in an electrolysis cell to produce aluminium metal.

Ash	Inorganic material remaining after combustion.

AusIMM	The Australasian Institute of Mining and Metallurgy.

Bauxite	The chief ore of aluminium.

Beneficiation	The process of physically separating ore from gangue prior to subsequent processing of the beneficiated ore.

Brownfield	An exploration or development project located within an existing mineral province, which can share infrastructure and management with an existing operation.

Coal Reserves	The same meaning as Ore Reserves, but specifically concerning coal.

Coking coal	Used in the manufacture of coke, which is used in the steelmaking process by virtue of its carbonisation properties. Coking coal may also be referred to as metallurgical coal.

Competent Person	A minerals industry professional who is a Member or Fellow of The Australasian Institute of Mining and Metallurgy, or of the Australian Institute of Geoscientists, or of a ‘Recognised Professional Organisation’ (RPO), as included in a list available on the JORC and ASX websites. These organisations have enforceable disciplinary processes, including the powers to suspend or expel a member. A Competent Person must have a minimum of five years’ relevant experience in the style of mineralisation or type of deposit under consideration and in the activity that the person is undertaking (JORC Code, 2012).

Condensate	A mixture of hydrocarbons that exist in gaseous form in natural underground reservoirs, but which condense to form a liquid at atmospheric conditions.

Copper cathode	Electrolytically refined copper that has been deposited on the cathode of an electrolytic bath of acidified copper sulphate solution. The refined copper may also be produced through leaching and electrowinning.

Crude oil	A mixture of hydrocarbons that exist in liquid form in natural underground reservoirs, and remain liquid at atmospheric pressure after being produced at the well head and passing through surface separating facilities.

Cut-off grade	A nominated grade above which is defined an Ore Reserve or Mineral Resource. For example, the lowest grade of mineralised material that qualifies as economic for estimating an Ore Reserve.

Term	Definition
CQCA	Central Queensland Coal Associates.

Dated Brent	A benchmark price assessment of the spot market value of physical cargoes of North Sea light sweet crude oil.

Electrowinning/electrowon	An electrochemical process in which metal is recovered by dissolving a metal within an electrolyte and plating it onto an electrode.

Energy coal	Used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steaming or thermal coal.

Ethane	A component of natural gas. Where sold separately, is largely ethane gas that has been liquefied through pressurisation. One tonne of ethane is approximately equivalent to 26.8 thousand cubic feet of gas.

FAusIMM	Fellow of the Australasian Institute of Mining and Metallurgy.

Field	An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated vertically by intervening impervious strata, or laterally by local geologic barriers, or by both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms structural feature and stratigraphic condition are intended to identify localised geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc. (per SEC Regulation S-X, Rule 4-10).

Flotation	A method of selectively recovering minerals from finely ground ore using a froth created in water by specific reagents. In the flotation process, certain mineral particles are induced to float by becoming attached to bubbles of froth and the unwanted mineral particles sink.

FPSO (Floating, production, storage and off-take)	A floating vessel used by the offshore oil and gas industry for the processing of hydrocarbons and for storage of oil. An FPSO vessel is designed to receive hydrocarbons produced from nearby platforms or subsea templates, process them and store oil until it can be offloaded onto a tanker.

Grade	Any physical or chemical measurement of the characteristics of the material of interest in samples or product.

Greenfield	The development or exploration located outside the area of influence of existing mine operations/infrastructure.

GSSA	Geological Society of South Africa

Heap leach(ing)	A process used for the recovery of metals such as copper, nickel, uranium and gold from low-grade ores. The crushed material is laid on a slightly sloping, impermeable pad and leached by uniformly trickling (gravity fed) a chemical solution through the beds to ponds. The metals are recovered from the solution.

Term	Definition
ICSID (International Centre for Settlement of Investment Disputes)	ICSID is an autonomous international institution that provides facilities and services to support conciliation and arbitration of international investment disputes between investors and States. ICSID was established under the Convention on the Settlement of Investment Disputes between States and Nationals of Other States (the ICSID Convention), with over 140 member States.

Kriging	A geostatistical method of estimating resources based on a mathematical function known as a semivariogram.

Leaching	The process by which a soluble metal can be economically recovered from minerals in ore by dissolution.

LNG (Liquefied natural gas)	Consists largely of methane that has been liquefied through chilling and pressurisation. One tonne of LNG is approximately equivalent to 45.9 thousand cubic feet of natural gas.

LOI (Loss on ignition)	A measure of the percentage of volatile matter (liquid or gas) contained within a mineral or rock. LOI is determined to calculate loss in mass during pyroprocessing.

LPG (Liquefied petroleum gas)	Consists of propane and butane and a small amount (less than two per cent) of ethane that has been liquefied through pressurisation. One tonne of LPG is approximately equivalent to 11.6 barrels of oil.

MAIG	Member of the Australian Institute of Geoscientists.

Marketable Coal Reserves	Represents beneficiated or otherwise enhanced coal product where modifications due to mining, dilution and processing have been considered, must be publicly reported in conjunction with, but not instead of, reports of Coal Reserves. The basis of the predicted yield to achieve Marketable Coal Reserves must be stated (JORC Code, 2012).

MAusIMM	Member of the Australasian Institute of Mining and Metallurgy.

Metallurgical coal	A broader term than coking coal, which includes all coals used in steelmaking, such as coal used for the pulverised coal injection process.

Mineralisation	Any single mineral or combination of minerals occurring in a mass, or deposit, of economic interest.

Modifying Factors	Considerations used to convert Mineral Resources to Ore Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

NGL (Natural gas liquids)	Consists of propane, butane and ethane – individually or as a mixture.

OC/OP (Open-cut/open-pit)	Surface working in which the working area is kept open to the sky.

Ore Reserves	The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility

Term	Definition
level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

PEGNL	Association of Professional Engineers and Geoscientists of Newfoundland and Labrador.

Probable Ore Reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proved oil and gas reserves	Those quantities of oil, gas, and natural gas liquids, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation (from SEC Modernization of Oil and Gas Reporting, 2009).

Proven Ore Reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Qualified petroleum reserves and resources evaluator	A qualified petroleum reserves and resources evaluator, as defined in Chapter 19 of the ASX Listing Rules.

Reserve life	Current stated Ore Reserves estimate divided by the current approved nominated production rate as at the end of the financial year.

Run of mine product	Product mined in the course of regular mining activities.

SACNASP	South African Council for Natural Scientific Professions.

SAIMM	The Southern African Institute of Mining and Metallurgy.

SME reg’d member	Registered member of the Society of Mining, Metallurgy and Exploration.

Solvent extraction	A method of separating one or more metals from a leach solution by treating with a solvent that will extract the required metal, leaving the others. The metal is recovered from the solvent by further treatment.

Spud	Commence drilling of an oil or gas well.

SP (Stockpile)	An accumulation of ore or mineral built up when demand slackens or when the treatment plant or beneficiation equipment

Term	Definition
is incomplete or temporarily unable to process the mine output; any heap of material formed to create a buffer for loading or other purposes or material dug and piled for future use.

Tailings	Those portions of washed or milled ore that are too poor to be treated further or remain after the required metals and minerals have been extracted.

TLP (Tension leg platform)	A vertically moored floating facility for production of oil and gas.

Total Coal Reserves	Run of mine reserves as outputs from the mining activities.

Total Ore Reserves	Proven Ore Reserves plus Probable Ore Reserves.

8.2    Non-mining, oil and gas terms

Term	Definition

A$	Australian dollars being the currency of the Commonwealth of Australia.

ADR (American Depositary Receipt)	Instruments that trade on the NYSE.

ADS (American Depositary Share)	A share issued under a deposit agreement that has been created to permit US-resident investors to hold shares in non-US companies and trade them on the stock exchanges in the United States. One ADS is equal to two BHP Billiton Limited shares. Similarly one ADS is equal to two BHP Billiton Plc ordinary shares. ADSs are evidenced by American Depositary Receipts, or ADRs, which are the instruments that trade on the NYSE.

ASIC (Australian Securities and Investments Commission)	The Australian Government agency that enforces laws relating to companies, securities, financial services and credit in order to protect consumers, investors and creditors.

ASX (Australian Securities Exchange)	ASX is a multi-asset class vertically integrated exchange group that functions as a market operator, clearing house and payments system facilitator. It oversees compliance with its operating rules, promotes standards of corporate governance among Australia’s listed companies and helps educate retail investors.

Australian Tax Treaty	A tax convention between Australia and the United States as to the avoidance of double taxation.

BHP Billiton	Being both companies in the Dual Listed Company structure, BHP Billiton Limited and BHP Billiton Plc.

BHP Billiton Limited share	A fully paid ordinary share in the capital of BHP Billiton Limited.

BHP Billiton Limited shareholders	The holders of BHP Billiton Limited shares.

BHP Billiton Limited Special Voting Share	A single voting share issued to facilitate joint voting by shareholders of BHP Billiton Limited on Joint Electorate Actions.

BHP Billiton Plc equalisation share	A share that has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc Group to the BHP Billiton Limited Group should this be required under the terms of the DLC merger.

Term	Definition
BHP Billiton Plc 5.5 per cent preference share	Shares that have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority of any other class of shares in BHP Billiton Plc on a return of capital or winding up.

BHP Billiton Plc share	A fully paid ordinary share in the capital of BHP Billiton Plc.

BHP Billiton Plc shareholders	The holders of BHP Billiton Plc shares.

BHP Billiton Plc Special Voting Share	A single voting share issued to facilitate joint voting by shareholders of BHP Billiton Plc on Joint Electorate Actions.

Board	The Board of Directors of BHP Billiton.

Business	Refers to one of BHP Billiton’s Petroleum and Potash; Copper; Iron Ore; Coal; Aluminium, Manganese and Nickel Business Groups formed in May 2013. Collectively, they are referred to as the Businesses.

CEO	Chief Executive Officer.

CFR (Cost and freight... named port of destination)	The seller must pay the costs and freight necessary to bring the goods to the named port of destination, but the risk of loss of, or damage to the goods, as well as any additional costs due to events occurring after the time the goods have been delivered on board the vessel, is transferred from the seller to the buyer when the goods pass the ship’s rail in the port of shipment. The CFR term requires the seller to clear the goods for shipment.

Community investment	Contributions made to support communities in which we operate or have an interest. Our contributions to community programs comprise cash, in-kind support and administration costs. Our targeted level of contribution is one per cent of pre-tax profit calculated on the average of the previous three years’ pre-tax profit as reported.

CSG (Customer Sector Group)	Prior to 10 May 2013, referred to as a BHP Billiton product-based global business unit.

CY20XX	Refers to the calendar year ending 31 December 20XX, where XX is the two-digit number of the year.

Dividend Record Date	The date, determined by a company’s board of directors, by when an investor must be recorded as an owner of shares in order to qualify for a forthcoming dividend.

DLC	Dual Listed Company.

DLC merger	The Dual Listed Company merger between BHP Billiton Limited and BHP Billiton Plc on 29 June 2001.

DLC structure	The corporate structure resulting from the DLC merger.

EBIT	Earnings before net finance costs and taxation.

EITI (Extractive Industries Transparency Initiative)	An international initiative dedicated to the enhancement of transparency around the payments of taxes and royalties derived from resource development.

Term	Definition
FOB (Free on board... named port of shipment)	The seller delivers when the goods pass the ship’s rail at the named port of shipment. This means that the buyer has to bear all costs and risks of loss of, or damage to the goods from that point. The FOB term requires the seller to clear the goods for export. This term can be used only for sea or inland waterway transport.

FPIC (Free prior informed consent)	A principle requiring that individuals and communities should be informed – in appropriate, accessible language – about projects that might take place on their land. It also guarantees that they are given the opportunity to give or withhold their consent to a project before it commences.

FY20XX	Refers to the financial year ending 30 June 20XX, where XX is the two-digit number for the year.

GAAP	Generally accepted accounting principles.

Gearing	The ratio of net debt to net debt plus net assets.

GHG (Greenhouse gas)	For BHP Billiton reporting purposes, these are the aggregate anthropogenic carbon dioxide equivalent emissions of carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulphur hexafluoride (SF6).

Group	BHP Billiton Limited, BHP Billiton Plc and their subsidiaries.

Group Function

Group Functions act as agents of the Group Management Committee (GMC). They operate under a defined set of mandates that relate to:

•   the governance of BHP Billiton;

•   the CEO limits established by the BHP Billiton Board;

•   the activities necessary to improve the effectiveness of the Group.

GLD (Group Level Document)	The documents that give effect to the mandatory requirements arising from the BHP Billiton Operating Model as approved by the GMC. They describe the mandatory minimum performance requirements and accountabilities for definitive business obligations, processes, functions and activities across BHP Billiton.

GMC (Group Management Committee)	The executive management group within BHP Billiton as determined by the CEO. Its role is defined by the GMC Terms of Reference.

IFRS (International Financial Reporting Standards)	Accounting standards as issued by the International Accounting Standards Board.

JSE	Johannesburg Stock Exchange.

JV	Joint venture.

KMP (Key Management Personnel)	Persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly (including Executive Directors), and Non-executive Directors. For BHP Billiton it includes the GMC.

Term	Definition
KPI (Key Performance Indicator)	Used to measure the performance of the Group, individual businesses and executives in any one year.

LME	London Metal Exchange.

LSE	London Stock Exchange.

Major capital projects	Projects where the investment commitment exceeds the Group approval threshold, or complexity or associated reputational risk or exposure necessitates review at a Group level (and within the Group investment process).

Marketing	Refers to the BHP Billiton staff, processes and activities that provide marketing services to the whole organisation.

NYMEX (New York Mercantile Exchange)	A New York physical futures exchange that trades energy commodities (i.e. crude oil and natural gas) and precious metals in futures and options markets.

NYSE	New York Stock Exchange.

OEL (Occupational exposure limit)	The concentration of a substance or agent, exposure to which, according to current knowledge, should not cause adverse health effects nor cause undue discomfort to nearly all workers.

Occupational illness	An illness that occurs as a consequence of work-related activities or exposure. It includes acute or chronic illnesses or diseases, which may be caused by inhalation, absorption, ingestion or direct contact.

OSHA	United States Government Occupational Safety and Health Administration.

Platts	Platts is a global provider of energy, petrochemicals, metals and agriculture information, and a premier source of benchmark price assessments for those commodity markets.

Project investment	Total budgeted capital expenditure on growth projects under development at year-end. Refer to section 2.4 Major projects, for a full listing of these growth projects.

Quality-of-life indicators	Measures of people’s overall wellbeing, including material well-being (standard of living) and non-material components such as the quality of the environment, national security, personal safety, and political and economic freedoms.

Quoted	In the context of American Depositary Shares (ADS) and listed investments, the term ‘quoted’ means ‘traded’ on the relevant exchange.

REi (Resource Endowment initiative)	An initiative of the International Council on Mining and Metals to enhance industry’s socio-economic contribution to the countries and communities where organisations such as BHP Billiton operate, by better understanding the factors that either inhibit or promote social and economic development linked to large-scale mining projects.

ROCE (Return on capital employed)	Calculated as earnings from operations, excluding exceptional items and net finance costs (after tax), divided by average capital

Term	Definition

employed. Average capital employed is calculated as net assets less net debt.

SEC (United States Securities and Exchange Commission)	United States regulatory commission that aims to protect investors, maintain fair, orderly and efficient markets and facilitate capital formation.

Senior manager	An employee who has responsibility for planning, directing or controlling the activities of the entity or a strategically significant part of it. In the Strategic Report, senior manager includes senior leaders and any persons who are directors of any subsidiary company even if they are not senior leaders.

Shareplus	All-employee share purchase plan.

Strate	South Africa’s Central Securities Depositary for the electronic settlement of financial instruments.

TRIF (Total recordable injury frequency)	The sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) x 1,000,000 ÷ actual hours worked. Stated in units of per million hours worked. BHP Billiton adopts the US Government Occupational Safety and Health Administration guidelines for the recording and reporting of occupational injury and illnesses. Excludes non-operated assets.

TSR (Total shareholder return)	TSR measures the return delivered to shareholders over a certain period through the change in share price and any dividends paid. It is the measure used to compare BHP Billiton’s performance to that of other relevant companies under the LTIP.

UKLA (United Kingdom Listing Authority)	Term used when the UK Financial Conduct Authority (FCA) acts as the competent authority under Part VI of the UK Financial Services and Markets Act (FSMA).

Underlying EBIT	Calculated as earnings before net finance costs, taxation and any exceptional items.

Underlying EBIT margin	Calculated as Underlying EBIT excluding third party EBIT, divided by revenue net of third party product revenue.

US$	The Group’s reporting currency and the functional currency of the majority of its operations is the US dollar, as this is assessed to be the principal currency of the economic environments in which they operate.

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

West Texas Intermediate refers to a crude stream produced in Texas and southern Oklahoma that serves as a reference or ‘marker’ for pricing a number of other crude streams and which is traded in the domestic spot market at Cushing, Oklahoma.

8.3    Terms used in reserves and resources

Term	Definition
A.Al2O3	available alumina
Ag	Silver
Al2O3	Alumina
Anth	Anthracite
Au	Gold
Cu	Copper
CV	calorific value
Fe	Iron
Fe2O3	iron oxide
Insol	Insolubles
K2O	potassium oxide
KCl	potassium chloride
Met	metallurgical coal
MgO	magnesium oxide
Mn	manganese
Mo	molybdenum
Ni	nickel
P	phosphorous
Pb	lead
Pc	phosphorous in concentrate
R.SiO2	reactive silica
S	sulphur
SCu	soluble copper
SiO2	silica
TCu	total copper
Th	thermal coal
U3O8	uranium oxide
VM	volatile matter
Zn	zinc

8.4    Units of measure

Abbreviation	Description
%	percentage or per cent
bbl/d	barrels per day
boe	barrels of oil equivalent – 6,000 scf of natural gas equals 1 boe
dmt	dry metric tonne
dmtu	dry metric tonne unit
g/t	grams per tonne
ha	hectare
kcal/kg	kilocalories per kilogram
kg/tonne or kg/t	kilograms per tonne
km	kilometre
koz	kilo-ounce
kV	kilovolt
kt	kilotonnes
ktpa	kilotonnes per annum
ktpd	kilotonnes per day
kdwt	thousand deadweight tonnes
m	metre
ML	megalitre
mm	millimetre
MMboe	million barrels of oil equivalent
MMBtu	million British thermal units – 1 scf of natural gas equals 1,010 Btu
MMcf/d	million cubic feet per day
Mbbl/d	thousand barrels per day
MMbbl/d	million barrels per day
MMcm/d	million cubic metres per day
Mscf	thousand standard cubic feet
Mt	million tonnes
Mtpa	million tonnes per annum
MW	megawatt
psi	pounds per square inch
ppm	parts per million
scf	standard cubic feet
t	tonne
TJ	terajoule
TJ/d	terajoules per day
tpa	tonnes per annum
tpd	tonnes per day
tph	tonnes per hour
wmt	wet metric tonnes

9    Shareholder information

9.1    History and development

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

Since 29 June 2001, we have operated under a Dual Listed Company (DLC) structure. Under the DLC structure, the two parent companies, BHP Billiton Limited and BHP Billiton Plc operate as a single economic entity, run by a unified Board and management team. More details of the DLC structure can be found in section 9.3.2 of this Annual Report.

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

9.2    Markets

As at the date of this Annual Report, BHP Billiton Limited has a primary listing on the Australian Securities Exchange (ASX) in Australia and BHP Billiton Plc has a premium listing on the UK Listing Authority’s Official List and its ordinary shares are admitted to trading on the London Stock Exchange (LSE). BHP Billiton Plc also has a secondary listing on the Johannesburg Stock Exchange (JSE) in South Africa.

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

9.3    Organisational structure

9.3.1    General

The BHP Billiton Group consists of the BHP Billiton Limited Group and the BHP Billiton Plc Group as a combined enterprise, following the completion of the Dual Listed Company (DLC) merger in June 2001. Refer to note 26‘Subsidiaries’ to the Financial Statements for a list of BHP Billiton Limited and BHP Billiton Plc significant subsidiaries.

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

9.3.2    DLC structure

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

9.4    Material contracts

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

The effect of each of these agreements and the manner in which they operate are described in section 9.3 of this Annual Report.

9.5    Constitution

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

A description of Joint Electorate Actions and Class Rights Actions is contained under the heading ‘Equalisation of economic and voting rights’ in section 9.3.2 of this Annual Report.

9.5.1    Directors

The management and control of the business and affairs of BHP Billiton are vested in the Board of Directors, which may exercise all powers of BHP Billiton, other than those which are required to be exercised or done by BHP Billiton in a general meeting.

9.5.2    Power to issue securities

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

9.5.3     Restrictions on voting by Directors

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

9.5.4    Loans by Directors

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

9.5.5    Retirement of Directors

In 2011, the Board adopted a policy consistent with the UK Corporate Governance Code, under which all Directors must, if they wish to remain on the Board, seek re-election by shareholders annually. This policy took effect at the 2011 Annual General Meetings (AGMs), and replaced the previous system, as set out in the Constitution and Articles of Association, under which Directors were required to submit themselves to shareholders for re-election at least every three years.

9.5.6    Rights attaching to shares

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

Voting at any general meeting of BHP Billiton Plc can, in the first instance, be conducted by a show of hands unless a poll is demanded by any of the following (except in relation to the election of a chairman of a meeting or, unless the Chairman otherwise determines, the adjournment of a meeting) or is otherwise required (as outlined below):

•	the Chairman;

•	not less than five members present in person or by proxy and entitled to vote;

•	a member or members present in person or by proxy and representing not less than five per cent of the total voting rights of all the members having the right to vote at the meeting; or

•	the holder of the BHP Billiton Plc Special Voting Share.

As described under the heading ‘Equalisation of economic and voting rights’ in section 9.3.2 of this Annual Report, certain matters may be decided as Joint Electorate Actions or Class Rights Actions. Any matter considered by shareholders at an AGM of BHP Billiton Limited or BHP Billiton Plc constitutes a Joint Electorate Action and shall therefore be decided on a poll. Therefore, in practice, generally all items of business at AGMs are decided by way of a poll.

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

9.5.7    Right on a return of assets on liquidation

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

9.5.8    Redemption of preference shares

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

There is no equivalent provision in the Articles of Association of BHP Billiton Plc although as noted in section 9.5.2, above, BHP Billiton can issue preference shares which are subject to a right of redemption on terms the Board considers appropriate.

9.5.9    Capital calls

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

9.5.10    Borrowing powers

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

9.5.11    Changes to rights of shareholders

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

9.5.12    Conditions governing general meetings

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

9.5.13    Limitations on rights to own securities

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

Share control limits imposed by the Constitution and the Articles of Association, as well as relevant laws, are described in sections 9.11.2 and 9.3.2 of this Annual Report.

9.5.14    Documents on display

You can consult reports and other information about BHP Billiton Limited that it has filed pursuant to the rules of the Australian Securities Exchange (ASX) at www.asx.com.au. You can consult reports and other information filed for publication by BHP Billiton Plc pursuant to the rules of the UK Listing Authority at the Authority’s document viewing facility (the National Storage Mechanism) at www.morningstar.co.uk/uk/NSM. Information filed on the ASX, or pursuant to the rules of the UK Listing Authority is not incorporated by reference into this Annual Report. The documents referred to in this Annual Report as being available on our website, www.bhpbilliton.com, are not incorporated by reference and do not form part of this Annual Report.

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

9.6    Share ownership

Share capital

The details of the share capital for both BHP Billiton Limited and BHP Billiton Plc are presented in Note 19 ‘Share capital’ in the Financial Statements and remain current as at 22 August 2014.

Major shareholders

The tables in section 4.4.27 and the information set out in sections 5.17 and 5.18 of this Annual Report present information pertaining to the shares in BHP Billiton Limited and BHP Billiton Plc held by Directors and members of the Group Management Committee (GMC).

Neither BHP Billiton Limited nor BHP Billiton Plc is directly or indirectly controlled by another corporation or by any government. Other than as described in section 9.3.2, no major shareholder possesses voting rights that differ from those attaching to all of BHP Billiton Limited’s voting securities.

Substantial shareholders in BHP Billiton Limited

As at 22 August 2014, there are no substantial shareholders in BHP Billiton Limited. A substantial shareholder is a person who (together with associates) has a relevant interest in five per cent or more of voting rights conferred by ordinary shares in BHP Billiton Limited. Notifications to BHP Billiton Limited under section 671B of the Corporations Act 2001 indicate that no person (together with their associates) beneficially owned more than five per cent of BHP Billiton Limited’s voting securities.

Substantial Shareholders in BHP Billiton Plc

The following table shows holdings of three per cent or more of voting rights conferred by BHP Billiton Plc’s ordinary shares as notified to BHP Billiton Plc under the UK Disclosure and Transparency Rule 5. (1)

Title of class	Identity of person or group	Date of last notice		Number owned	Percentage of total voting rights (2)
		Date received	Date of change		2014	2013	2012
Ordinary shares	Aberdeen Asset Managers Limited	30 June 2014	31 March 2014	133,883,328	6.34%	–	–
Ordinary shares	BlackRock, Inc.	3 December 2009	1 December 2009	213,014,043	10.08%	10.08%	10.08%

(1)	There has been no change in the holdings of three per cent or more of the voting rights in BHP Billiton Plc’s shares notified to BHP Billiton Plc as at the date of this Annual Report.

(2)	The percentages quoted are based on the total voting rights conferred by ordinary shares in BHP Billiton Plc as at the date of the Annual Report each year of 2,112,071,796 (2014) and 2,112,071,796 (2012 and 2013).

The following table shows holdings of Directors and members of the GMC of BHP Billiton Plc who were in office as at 30 June 2014, as a group, of BHP Billiton Plc’s voting securities as at that date. (1)

Title of class	Identity of person or group	Number owned	Percentage of total voting rights at 30 June 2014 (2)
Ordinary shares	Directors and Executives as a group	723,451	0.03%

(1)	As at the date of this Annual Report, the Directors and members of the GMC who were in office at 30 June 2014 held 0.04 per cent of the total ordinary share voting rights of BHP Billiton Plc (Number owned: 850,843).

(2)	The percentages quoted are based on the total voting rights of ordinary shares in BHP Billiton Plc of 2,112,071,796.

Twenty largest shareholders as at 22 August 2014 (as named on the Register of Shareholders) (1)

BHP Billiton Limited		Number of fully paid shares	% of issued capital
1.	HSBC Australia Nominees Pty Limited	580,069,546	18.06
2.	JP Morgan Nominees Australia Limited	493,708,553	15.38
3.	National Nominees Ltd	279,035,779	8.69
4.	Citicorp Nominees Pty Limited <BHP Billiton ADR Holders A/C>	200,154,676	6.23
5.	Citicorp Nominees Pty Ltd	144,522,993	4.50
6.	BNP Paribas Noms Pty Ltd	66,415,472	2.07
7.	Citicorp Nominees Pty Limited <Colonial First State Inv A/C>	36,766,575	1.14
8.	Aust Mutual Prov Society	24,144,150	0.75
9.	Australian Foundation Investment Company Limited	13,990,941	0.44
10.	HSBC Custody Nominees (Australia) Limited <NT-Comnwlth Super Corp A/C>	13,984,916	0.44
11.	UBS Wealth Management	13,138,628	0.41
12.	BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	9,275,120	0.29
13.	Computershare Nominees CI Ltd <ASX Shareplus Control A/C>	8,586,884	0.27
14.	Argo Investments Limited	8,065,004	0.25
15.	RBC Investor Services Australia Nominees Pty Limited <PI Pooled A/C>	7,073,914	0.22
16.	National Nominees Limited <DB A/C>	6,926,358	0.22
17.	Computershare Trustees Jey Ltd < RE 3000101 A/C>	6,843,005	0.21
18.	RBC Investor Services Australia Nominees Pty Limited <BK Cust A/C>	6,550,059	0.20
19.	Bond Street Custodians Limited	5,884,026	0.18
20.	Navigator Australia Ltd <MLC Investment Settlement A/C>	5,776,473	0.18

		1,930,913,072	60.14

BHP Billiton Plc		Number of fully paid shares	% of issued capital
1.	PLC Nominees (Proprietary) Limited (2)	363,932,699	17.04
2.	State Street Nominees Limited <OM02>	96,811,610	4.53
3.	Chase Nominees Limited	90,836,599	4.25
4.	The Bank of New York (Nominees) Limited	82,462,791	3.86
5.	Chase Nominees Limited <LEND>	73,705,274	3.45
6.	State Street Nominees Limited <OM04>	70,118,416	3.28
7.	GEPF Equity	67,947,072	3.18
8.	Nortrust Nominees Limited	58,025,085	2.72
9.	Vidacos Nominees Limited <CLRLUX2>	49,220,595	2.30
10.	National City Nominees Limited	45,555,961	2.13
11.	State Street Nominees Limited <OD64>	38,827,954	1.82
12.	Lynchwood Nominees Limited <2006420>	38,310,348	1.79
13.	HSBC Global Custody Nominee (UK) Limited <357206>	36,209,783	1.70
14.	Industrial Development Corporation of South Africa	33,804,582	1.58
15.	BNY Mellon Nominees Limited <BSDTGUSD>	30,735,445	1.44
16.	Nutraco Nominees Limited <492762>	23,979,189	1.12
17.	Nutraco Nominees Limited <781221>	22,930,000	1.07
18.	Nortrust Nominees Limited <SLEND>	22,760,910	1.07
19.	Roy Nominees Limited <999999>	21,097,861	0.99
20.	Computershare Nominees Pty Ltd	16,865,810	0.79

		1,284,137,984	60.11

(1)	The largest holder on the South African register of BHP Billiton Plc, is the Strate nominee in which the majority of shares in South Africa (including some of the shareholders included in this list) are held in dematerialised form.

(2)	Many of the twenty largest shareholders shown for BHP Billiton Limited and BHP Billiton Plc hold shares as a nominee or custodian. In accordance with the reporting requirements, the tables reflect the legal ownership of shares and not the details of the underlying beneficial holders.

United States share ownership as at 30 June 2014

	BHP Billiton Limited					BHP Billiton Plc
	Number of Shareholders	%	Number of shares		%	Number of Shareholders	%	Number of shares		%
Classification of holder
Registered holders of voting securities	1,728	0.30	4,752,247		0.14	66	0.30	103,209		0.01
ADR holders	1,202	0.23	195,937,364	(1)	6.1	184	0.93	47,399,620	(2)	2.24

(1)	These shares translate to 97,968,682 ADRs.

(2)	These shares translate to 23,699,810 ADRs.

Geographical distribution of shareholders and shareholdings as at 22 August 2014

	BHP Billiton Limited				BHP Billiton Plc
	Number of Shareholders	%	Number of shares	%	Number of Shareholders	%	Number of shares	%
Registered address
Australia	554,637	96.25	3,138,694,670	97.73	481	2.04	1,244,093	0.06
New Zealand	13,079	2.27	34,571,262	1.08	40	0.17	112,343	0.01
United Kingdom	2,994	0.52	8,485,842	0.26	20,098	85.44	1,749,491,835	81.89
United States	1,737	0.30	4,748,562	0.15	69	0.29	97,393	0.01
South Africa	131	0.02	234,160	0.01	1,502	6.39	382,755,922	17.92
Other	3,642	0.63	24,956,609	0.78	1,333	5.67	2,483,868	0.11

Total	576,220	100.00	3,211,691,105	100.00	23,523	100.00	2,136,185,454	100.00

Distribution of shareholdings by size as at 22 August 2014

	BHP Billiton Limited				BHP Billiton Plc
	Number of Shareholders	%	Number of shares (1)%		Number of Shareholders	%	Number of shares (1)%
Size of holding
1 – 500 (2)	257,655	44.71	58,549,553	1.82	12,883	54.77	3,203,269	0.15
501 – 1,000	111,769	19.40	85,968,746	2.68	4,794	20.38	3,520,204	0.16
1,001 – 5,000	160,931	27.93	360,013,381	11.21	3,858	16.40	7,751,488	0.36
5,001 – 10,000	26,521	4.60	187,271,116	5.83	437	1.86	3,083,295	0.14
10,001 – 25,000	14,375	2.49	216,472,195	6.74	349	1.48	5,586,860	0.26
25,001 – 50,000	3,209	0.56	110,083,509	3.43	193	0.82	7,031,471	0.33
50,001 – 100,000	1,137	0.20	77,910,360	2.43	234	0.99	16,747,258	0.78
100,001 – 250,000	453	0.08	65,223,012	2.03	284	1.21	44,975,481	2.11
250,001 – 500,000	82	0.01	27,095,771	0.84	145	0.62	52,250,236	2.45
500,001 – 1,000,000	35	0.01	24,713,833	0.77	117	0.50	80,650,327	3.78
1,000,001 and over	53	0.01	1,998,389,629	62.22	229	0.97	1,911,385,565	89.48

Total	576,220	100.00	3,211,691,105	100.00	23,523	100.00	2,136,185,454	100.00

(1)	One ordinary share entitles the holder to one vote.

(2)	Number of BHP Billiton Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$37.80 as at 22 August 2014 was 4,870.

	BHP Billiton Limited				BHP Billiton Plc
	Number of Shareholders	%	Number of shares	%	Number of Shareholders	%	Number of shares	%
Classification of holder
Corporate	156,647	27.19	2,252,285,413	70.13	13,816	58.73	2,122,547,470	99.36
Private	419,573	72.81	959,405,692	29.87	9,707	41.27	13,637,984	0.64

Total	576,220	100.00	3,211,691,105	100.00	23,523	100.00	2,136,185,454	100.00

9.7    Dividends

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

Currency conversions will be based on the foreign currency exchange rates on the Record Date, except for the conversion into South African rand, which will take place on the last day to trade (cum dividend) on the JSE.

Aligning the currency conversion date with the Record Date (for all currencies except the conversion into South African rand, which takes place on and is aligned to the last day to trade on the JSE as explained above) enables a high level of certainty around the currency required to pay the dividend and helps to eliminate the Group’s exposure to movements in exchange rates since the number of shares on which dividends are payable (and the elected currency) is final at close of business on the Record Date.

Aligning the final date to receive currency elections (currency election date) with the Record Date further simplifies the process.

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

9.8    Share price information

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

BHP Billiton Limited

		Ordinary shares		American Depositary Shares (1)
	BHP Billiton Limited	High A$	Low A$	High US$	Low US$
	FY2009	44.40	21.10	82.86	24.62
	FY2010	44.63	32.14	82.86	49.54
	FY2011	49.55	36.98	102.68	62.42
	FY2012	44.95	30.60	96.80	60.87
FY2013	First quarter	34.22	30.18	72.28	61.84
	Second quarter	37.40	32.93	78.44	67.78
	Third quarter	39.00	32.76	80.46	68.43
	Fourth quarter	35.27	30.65	71.09	57.38
FY2014	First quarter	37.33	30.94	70.02	56.32
	Second quarter	38.24	34.62	72.81	63.73
	Third quarter	39.38	35.20	70.82	62.76
	Fourth quarter	38.40	35.28	72.40	66.38

		Ordinary shares		American Depositary Shares (1)
	BHP Billiton Limited	High A$	Low A$	High US$	Low US$
	Month of January 2014	38.20	35.93	68.20	62.99
	Month of February 2014	39.38	35.28	70.82	62.76
	Month of March 2014	37.80	35.20	68.58	63.86
	Month of April 2014	38.40	37.05	72.40	69.16
	Month of May 2014	38.30	37.01	71.97	67.88
	Month of June 2014	36.59	35.28	69.26	66.38
	Month of July 2014	39.10	36.00	73.50	69.20
	Month of August 2014	39.68	36.67	72.76	68.23

(1)	Each ADS represents the right to receive two BHP Billiton Limited ordinary shares.

The total market capitalisation of BHP Billiton Limited at 30 June 2014 was A$115.3 billion (US$108.3 billion equivalent), which represented approximately 7.53 per cent of the total market capitalisation of the ASX All Ordinaries Index. The closing price for BHP Billiton Limited ordinary shares on the ASX on that date was A$35.90.

BHP Billiton Plc

		Ordinary shares		American Depositary Shares (1)
	BHP Billiton Plc	High UK pence	Low UK pence	High US$	Low US$
	FY2009	1,841.00	752.50	74.18	21.16
	FY2010	2,334.50	1,287.50	70.95	41.88
	FY2011	2,631.50	1,684.50	85.47	51.61
	FY2012	2,521.50	1,667.00	80.69	51.30
FY2013	First quarter	2,049.00	1,751.00	66.19	54.76
	Second quarter	2,156.50	1,873.00	70.37	60.10
	Third quarter	2,236.00	1,915.00	72.07	58.06
	Fourth quarter	2,001.00	1,673.00	60.15	51.27
FY2014	First quarter	1,994.50	1,666.50	62.80	50.29
	Second quarter	1,983.00	1,754.50	63.79	56.84
	Third quarter	1,979.00	1,759.00	65.78	57.24
	Fourth quarter	1,995.00	1,850.00	66.73	62.35

		Ordinary shares		American Depositary Shares (1)
	BHP Billiton Plc	High UK pence	Low UK pence	High US$	Low US$
	Month of January 2014	1,890.00	1,772.00	62.12	58.36
	Month of February 2014	1,979.00	1,759.00	65.78	57.24
	Month of March 2014	1,927.00	1,778.50	64.18	58.61
	Month of April 2014	1,961.00	1,882.00	65.60	62.90
	Month of May 2014	1,995.00	1,868.00	66.73	62.65
	Month of June 2014	1,938.00	1,850.00	66.06	62.35
	Month of July 2014	2,096.00	1,944.50	71.02	66.39
	Month of August 2014	2,067.00	1,891.00	69.52	63.04

(1)	Each ADS represents the right to receive two BHP Billiton Plc ordinary shares.

The total market capitalisation of BHP Billiton Plc at 30 June 2014 was £41.4 billion (US$70.5 billion equivalent), which represented approximately 1.80 per cent of the total market capitalisation of the FTSE All-Share Index. The closing price for BHP Billiton Plc ordinary shares on the LSE on that date was £18.90.

9.9    American Depositary Receipts fees and charges

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

Fees payable by the Depositary to the Issuer

Citibank has provided BHP Billiton net reimbursement of US$1.4 million in FY2014 for ADR program-related expenses for both of BHP Billiton’s ADR programs (FY2013 US$1.6 million). ADR program-related expenses include legal and accounting fees, listing fees, expenses related to investor relations in the United States, fees payable to service providers for the distribution of material to ADR holders, expenses of Citibank as administrator of the ADS Direct Plan and expenses to remain in compliance with applicable laws.

Citibank has further agreed to waive other ADR program-related expenses for FY2014, amounting to less than US$0.03 million, which are associated with the administration of the ADR programs (FY2013 less than US$0.03 million).

Our ADR programs trade on the NYSE under the stock tickers BHP and BBL for the BHP Billiton Limited and BHP Billiton Plc programs, respectively. As of 30 June 2014, there were 97,994,434 ADRs on issue and outstanding in the BHP Billiton Limited ADR program and 23,715,933 ADRs on issue and outstanding in the BHP Billiton Plc ADR program. Both of the ADR programs have a 2:1 ordinary shares to ADR ratio.

9.10    Taxation

The taxation discussion below describes the material Australian, UK and US federal income tax consequences to a US holder of owning BHP Billiton Limited ordinary shares or ADSs or BHP Billiton Plc ordinary shares or ADSs. The discussion below also outlines the potential South African tax issues for US holders of BHP Billiton Plc shares that are listed on the JSE.

The following discussion is not relevant to non-US holders of BHP Billiton Limited ordinary shares or ADSs or BHP Billiton Plc ordinary shares or ADSs. By its nature, the commentary below is of a general nature and we recommend that holders of ordinary shares or ADSs consult their own tax advisers regarding the Australian, UK, South African and US federal, state and local tax and other tax consequences of owning and disposing of ordinary shares and ADSs in their particular circumstances.

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

US holders in BHP Billiton Limited

(a) Australian taxation

Dividends

Dividends (including other distributions treated as dividends for Australian tax purposes) paid by BHP Billiton Limited to a US holder that is not an Australian resident for Australian tax purposes will generally not be subject to Australian withholding tax if they are fully franked (broadly, where a dividend is franked, tax paid by BHP Billiton Limited is imputed to the shareholders).

Dividends paid to such US holders, which are not fully franked, will generally be subject to 15 per cent Australian withholding tax only to the extent (if any) that the dividend is neither:

•	franked; nor

•	declared by BHP Billiton Limited to be conduit foreign income. (Broadly, this means that the relevant part of the dividend is declared to have been paid out of foreign source amounts received by BHP Billiton Limited that are not subject to tax in Australia, such as dividends remitted to Australia by foreign subsidiaries).

The Australian withholding tax outcome described above applies to US holders who are eligible for benefits under the Tax Convention between Australia and the US as to the Avoidance of Double Taxation (the Australian Tax Treaty). Otherwise, the rate of Australian withholding tax may be 30 per cent.

In contrast, dividends (including other distributions treated as dividends for Australian tax purposes) paid by BHP Billiton Limited to a US holder may instead be taxed by assessment in Australia if the US holder:

•	is an Australian resident for Australian tax purposes (although the tax will generally be limited to 15 per cent where the US holder is eligible for benefits under the Australian Tax Treaty as a treaty resident of the US and any franking credits may be creditable against their Australian income tax liability); or

•	carries on business through a permanent establishment in Australia and the dividend is effectively connected with that permanent establishment (in which case any franking credits may be creditable against their Australian income tax liability); or

•	performs independent personal services from a ‘fixed base’ situated in Australia and the dividend is effectively connected with that ‘fixed base’.

Sale of ordinary shares and ADSs

Gains made by US holders on the sale of ordinary shares or ADSs will generally not be taxed in Australia.

However, the precise Australian tax treatment of gains made by US holders on the sale of ordinary shares or ADSs generally depends on whether or not the gain is an Australian sourced gain of an income nature for Australian income tax purposes.

Where the gain is Australian sourced and of an income nature, a US holder will generally only be liable to Australian income tax on an assessment basis (whether or not they are also an Australian resident for Australian tax purposes) if:

•	they are not eligible for benefits under the Australian Tax Treaty; or

•	they are eligible for benefits under the Australian Tax Treaty but the gain constitutes any of the following:

–	business profits of an enterprise attributable to a permanent establishment situated in Australia through which the enterprise carries on business in Australia; or

–	income or gains from the alienation of property that form part of the business property of a permanent establishment of an enterprise that the US holder has in Australia, or pertain to a fixed base available to the US holder in Australia for the purpose of performing independent personal services; or

–	income derived from the disposition of shares in a company, the assets of which consist wholly or principally of real property (which includes rights to exploit or to explore for natural resources) situated in Australia, whether such assets are held directly, or indirectly through one or more interposed entities.

Where the gain is either not Australian sourced or is not of an income nature, the US holder will generally only be liable to Australian capital gains tax on an assessment basis if they acquired (or are deemed to have acquired) their shares or ADSs after 19 September 1985 and one or more of the following applies:

•	the US holder is an Australian resident for Australian tax purposes; or

•	the ordinary shares or ADSs have been used by the US holder in carrying on a business through a permanent establishment in Australia; or

•

the US holder (either alone or together with associates) directly or indirectly owns or owned 10 per cent or more of the issued share capital of BHP Billiton Limited at the time of the disposal or throughout a

12-month period during the two years prior to the time of disposal and, at the time of the disposal, the sum of the market values of BHP Billiton Limited’s assets that are taxable Australian real property (held directly or through interposed entities) exceeds the sum of the market values of BHP Billiton Limited’s assets (held directly or through interposed entities) that are not taxable Australian real property at that time (which, for these purposes, includes mining, quarrying or prospecting rights in respect of minerals, petroleum or quarry materials situated in Australia – and the Government has announced that it may be extended to associated information and goodwill); or

•	the US holder is an individual who is not eligible for benefits under the Australian Tax Treaty as a treaty resident of the US and elected on becoming a non-resident of Australia to continue to have the ordinary shares or ADSs subject to Australian capital gains tax.

The comments above on the sale of ordinary shares and ADSs do not apply:

•	to temporary residents of Australia who should seek advice that is specific to their circumstances;

•	if the proposed Investment Management Regime (IMR) applies to the US holder. In this regard, the Australian Government has announced proposals to exempt from Australian income tax and capital gains tax gains made on disposals by certain categories of non-resident funds – called IMR foreign funds – of (relevantly) portfolio interests in Australian public companies. The exemptions would apply to gains made by IMR foreign funds that are treated as companies for Australian tax purposes as well as gains made by non-resident investors in IMR foreign funds that are treated as trusts and partnerships for Australian tax purposes. These reforms are not yet law and, if enacted, their start date is uncertain.

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

Dividends paid to a non-corporate US holder on shares or ADSs will be taxable at the preferential rates applicable to long-term capital gains provided the US holder holds the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and does not enter into certain risk reduction transactions with respect to the shares or ADSs during the abovementioned holding period. However, a non-corporate US holder that elects to treat the dividend income as ‘investment income’ pursuant to Section 163(d)(4) of the US Internal Revenue Code will not be eligible for such preferential rates. In the case of a corporate US holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s tax basis, determined in US dollars, in the ordinary shares or ADSs and thereafter as a capital gain.

The amount of any cash distribution paid in any foreign currency will be equal to the US dollar value of such currency, calculated by reference to the spot rate in effect on the date such distribution is received by the US holder or, in the case of ADSs, by the Depositary, regardless of whether and when the foreign currency is in fact converted into US dollars. If the foreign currency is converted into US dollars on the date received, the US holder generally should not recognise foreign currency gain or loss on such conversion. If the foreign currency is not converted into US dollars on the date received, the US holder will have a basis in the foreign currency equal to its US dollar value on the date received, and generally will recognise foreign currency gain or loss on a subsequent conversion or other disposal of such currency. Such foreign currency gain or loss generally will be treated as US source ordinary income or loss for foreign tax credit limitation purposes.

Subject to certain limitations, Australian tax withheld in accordance with the Australian Treaty and paid over to Australia will be creditable against an individual’s US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are taxed at the preferential rates applicable to long-term capital gains. To the extent a refund of the tax withheld is available to a US holder under Australian law or under the Australian Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the holder’s US federal income tax liability. A US holder that does not elect to claim a US foreign tax credit may instead claim a deduction for Australian income tax withheld, but only for a taxable year in which the US holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year.

Dividends will be income from sources outside the US, and generally will be ‘passive category’ income or, for certain taxpayers, ‘general category’ income, which are treated separately from each other for the purpose of computing the foreign tax credit allowable to a US holder. In general, a taxpayer’s ability to use foreign tax credits may be limited and is dependent on the particular circumstances. US holders should consult their tax advisers with respect to these matters.

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

The US dollar value of any foreign currency received upon a sale or other disposition of ordinary shares or ADSs will be calculated by reference to the spot rate in effect on the date of sale or other disposal (or, in the case of a cash basis or electing accrual basis taxpayer, on the settlement date). A US holder will have a tax basis in the foreign currency received equal to that US dollar amount, and generally will recognise foreign currency gain or loss on a subsequent conversion or other disposal of the foreign currency. This foreign currency gain or loss generally will be treated as US source ordinary income or loss for foreign tax credit limitation purposes.

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

US Holders in BHP Billiton Plc

(a) UK taxation

Dividends

Under UK law, no UK tax is required to be withheld at source from dividends paid on ordinary shares or ADSs.

Sale of ordinary shares and ADSs

US holders will not be liable for UK tax on capital gains realised on disposal of ordinary shares or ADSs unless:

•	they are resident in the UK; or

•	they carry on a trade, profession or vocation in the UK through a branch or agency for the year in which the disposal occurs and the shares or ADSs have been used, held or acquired for the purposes of such trade (or profession or vocation), branch or agency. In the case of a trade, the term ‘branch’ includes a permanent establishment.

An individual who ceases to be a resident in the UK for tax purposes while owning shares or ADSs and then disposes of those shares or ADSs while not a UK resident may become subject to UK tax on capital gains if he/she:

•	had sole UK residence in the UK tax year preceding his/her departure from the UK;

•	had sole UK residence at any time during at least four of the seven UK tax years preceding his/her year of departure from the UK; and

•	subsequently becomes treated as having sole UK residence again before five complete UK tax years of non-UK residence have elapsed from the date he/she left the UK.

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

UK stamp duty and stamp duty reserve tax

Under applicable legislation, UK stamp duty or stamp duty reserve tax (SDRT) is, subject to certain exemptions, payable on any issue or transfer of shares to the Depositary or their nominee where those shares are for inclusion in the ADR program at a rate of 1.5 per cent of their price (if issued), the amount of any consideration provided (if transferred on sale) or their value (if transferred for no consideration). However, from 1 October 2009, this 1.5 per cent charge has generally ceased to apply to issues of shares into European Union (EU) depositary receipt systems and into EU clearance systems. Further, the First-tier Tribunal has held that the 1.5 per cent SDRT charge on a transfer of shares to an issuer of American Depositary Receipts (as an integral part of a fresh capital raising) was incompatible with European Union law. Her Majesty’s Revenue and Customs has confirmed that it will no longer seek to impose the 1.5 per cent SDRT charge on the issue of shares (or, where it is integral to the raising of new capital, the transfer of shares) to a depositary receipt issuer or a clearance service, wherever located. The law in this area may still be susceptible to change. We recommend advice should be sought in relation to paying the 1.5 per cent SDRT or stamp duty charge in any circumstances.

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

Dividends paid to a non-corporate US holder on shares or ADSs will be taxable at the preferential rates applicable to long-term capital gains provided that the US holder holds the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, and does not enter into certain risk reduction transactions with respect to the shares or ADSs during the abovementioned holding period. However, a non-corporate US holder that elects to treat the dividend income as ‘investment income’ pursuant to Section 163(d)(4) of the Internal Revenue Code will not be eligible for such preferential rates. In the case of a corporate US holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s tax basis, determined in US dollars, in the ordinary shares or ADSs and thereafter as a capital gain.

The amount of any cash distribution paid in any foreign currency will be equal to the US dollar value of such currency, calculated by reference to the spot rate in effect on the date such distribution is received by the US holder or, in the case of ADSs, by the Depositary, regardless of whether and when the foreign currency is in fact converted into US dollars. If the foreign currency is converted into US dollars on the date received, the US holder generally should not recognise foreign currency gain or loss on such conversion. If the foreign currency is not converted into US dollars on the date received, the US holder will have a basis in the foreign currency equal to its US dollar value on the date received, and generally will recognise foreign currency gain or loss on a subsequent conversion or other disposal of such currency. Such foreign currency gain or loss generally will be treated as US source ordinary income or loss for foreign tax credit limitation purposes.

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

The US dollar value of any foreign currency received upon a sale or other disposition of ordinary shares or ADSs will be calculated by reference to the spot rate in effect on the date of sale or other disposal (or, in the case of a cash basis or electing accrual basis taxpayer, on the settlement date). A US holder will have a tax basis in the foreign currency received equal to that US dollar amount, and generally will recognise foreign currency gain or loss on a subsequent conversion or other disposal of the foreign currency. This foreign currency gain or loss generally will be treated as US source ordinary income or loss for foreign tax credit limitation purposes.

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

No South African Dividends Tax is required to be withheld from cash dividends provided the dividends are paid to, inter alia, non-South African tax resident shareholders or South African tax resident corporate shareholders (including South African pension, provident, retirement annuity and benefit funds). However, these dividends will only be exempt from South African Dividends Tax if these types of shareholders provide the requisite exempt declarations to the regulated intermediaries making the cash dividend payments.

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

Income tax is payable on any profit on disposal of ordinary shares or ADSs held by a non-resident US holder where the profit is of a revenue nature and sourced in South Africa unless relief is afforded under the Double Tax Agreement concluded between South Africa and the US. In such a case, the profit would only be taxed in South Africa if it is attributable to a permanent establishment of that US holder in South Africa.

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

9.11    Government regulations

Government regulations touch all aspects of our operations. However, the geographical diversity of our operations reduces the risk that any one set of government regulations would have a material effect on our business, taken as a whole.

The ability to extract minerals, oil and natural gas is fundamental to BHP Billiton. In most jurisdictions, the rights to undeveloped mineral or petroleum deposits are owned by the state. In those jurisdictions, we rely upon the rights granted to us by the government that owns the mineral, oil or natural gas. These rights usually take the form of a lease or licence, which gives us the right to access the land and extract the product. The terms of the lease or licence, including the time period for which it is effective, are specific to the laws of the relevant government. Generally, we own the product we extract and royalties or similar taxes are payable to the government. In certain jurisdictions in which we operate, such as Trinidad and Tobago, a production sharing contract (PSC) governs the relationship between the government and companies concerning how much of the oil and gas extracted from the country each will receive. In production sharing contracts the government awards rights for the execution of exploration, development and production activities to the company. The company bears the financial risk of the initiative and explores, develops and ultimately produces the field as required.

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

Governments also impose obligations on us in respect of environmental protection, land rehabilitation, occupational health and safety, and the rights and interests of Indigenous peoples with which we must comply in order to continue to enjoy the right to conduct our operations within that jurisdiction. These obligations often require us to make substantial expenditures to minimise or remediate the environmental impact of our operations, to ensure the safety of our employees and contractors and the like. Environmental protection, land rehabilitation and occupational health and safety onshore in the United States are principally regulated by the government and to a lesser degree, if applicable, by the lease contract with the landowner. For further information on these types of obligations, refer to section 1.14 of this Annual Report.

Of particular note are the following regulatory regimes:

9.11.1    Uranium production in Australia

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

9.11.2    Exchange controls and shareholding limits

BHP Billiton Plc

There are no laws or regulations currently in force in the United Kingdom that restrict the export or import of capital or the remittance of dividends to non-resident holders of BHP Billiton Plc’s shares, although the Group does operate in some other jurisdictions where remittances of funds could be affected as they are subject to exchange control approvals. There are certain sanctions adopted by the UK Government which implement resolutions of the Security Council of the United Nations and sanctions imposed by the European Union (EU) against certain countries, entities and individuals and may restrict the export or import of capital or the remittance of dividends to certain non-resident holders of BHP Billiton Plc’s shares. Any enforcement of financial sanctions by the UK Government would be initiated by HM Treasury. Such sanctions may be in force from time to time and include those against:

(i) certain entities and/or individuals associated with Afghanistan, Belarus, the Central African Republic, Cote d’Ivoire, the Democratic People’s Republic of Korea (North Korea), the Democratic Republic of Congo, Egypt, Eritrea, the Republic of Guinea, the Republic of Guinea-Bissau, Iran, Lebanon, Liberia, the Russian Federation, Somalia, South Sudan, Sudan, Syria, Tunisia, Ukraine, Zimbabwe and the previous regimes of Iraq, Libya and Yugoslavia;

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

BHP Billiton Limited

From time to time, the United Nations Security Council and the Australian Government impose international sanctions on certain countries and organisations. The countries and organisations that are currently subject to United Nations sanctions are certain individuals or entities linked with the Taliban, Al-Qaeda and associated individuals and entities, other designated individuals and entities associated with terrorism, certain entities and individuals associated with the Central African Republic, the Democratic Republic of Congo, Cote d’Ivoire, the Democratic People’s Republic of Korea (North Korea), Eritrea, Guinea-Bissau, Iran, Iraq, Lebanon, Liberia, Libya, Sudan, Somalia and Yemen. The countries currently subject to the Australian Government’s autonomous sanctions are Myanmar, the Democratic People’s Republic of Korea (North Korea), Fiji, the former Federal Republic of Yugoslavia, Iran, Libya, Syria, Ukraine and Zimbabwe. The controls impose certain approval and reporting requirements on transactions involving such countries, entities and individuals and/or assets controlled or owned by them. Certain transfers into or out of Australia of amounts greater than A$10,000 in any currency may also be subject to reporting requirements. In addition, under the Australian Banking (Foreign Exchange) Regulations 1959, the Reserve Bank of Australia may impose restrictions on certain financial transactions and require the consent of the Reserve Bank of Australia for the movement of funds into and out of Australia. No such restrictions are currently in place.

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

9.12    Ancillary information for our shareholders

Information for BHP Billiton Limited and BHP Billiton Plc shareholders is provided in the BHP Billiton Group Annual Report 2014 and the Summary Review 2014.

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

ADR holders wishing to receive a hard copy of the Annual Report 2014 can do so by accessing citibank.ar.wilink.com or by calling Citibank Shareholder Services during normal business hours. ADR holders may also contact the adviser that administers their investments. Holders of BHP Billiton Plc shares dematerialised into Strate should liaise directly with their Central Securities Depository Participant (CSDP) or broker.

Key dates for shareholders

The following table sets out future dates in the next financial and calendar year of interest to our shareholders. If there are any changes to these dates, all relevant stock exchanges (refer to section 9.2) will be notified.

Date	Event
23 September 2014	Final Dividend Payment Date

23 October 2014

BHP Billiton Plc Annual General Meeting in London

Venue:

The Queen Elizabeth II Conference Centre

Broad Sanctuary

Westminster

London SW1P 3EE

United Kingdom

Time: 11.00 am (local time)

Details of the business of the meeting are contained in the separate Notice of Meeting

20 November 2014

BHP Billiton Limited Annual General Meeting in Adelaide

Venue:

Adelaide Entertainment Centre

Corner Port Road and Adam Street

Hindmarsh

South Australia

Australia

Time: 10.00 am (local time)

Details of the business of the meeting are contained in the separate Notice of Meeting

24 February 2015	Interim Results Announced

13 March 2015	Interim Dividend Record Date

31 March 2015	Interim Dividend Payment Date

25 August 2015	Annual Results Announced

Corporate Directory

BHP Billiton Group Registered Offices

BHP Billiton Limited

Australia

BHP Billiton Centre

171 Collins Street

Melbourne VIC 3000

Telephone 1300 554 757 (within Australia)

+61 3 9609 3333 (outside Australia)

Facsimile +61 3 9609 3015

BHP Billiton Plc

United Kingdom

Neathouse Place

London SW1V 1LH

Telephone +44 20 7802 4000

Facsimile +44 20 7802 4111

Group Company Secretary

Jane McAloon

BHP Billiton Corporate Centres

South Africa

6 Hollard Street

Marshalltown

Johannesburg 2107

Telephone +27 11 376 9111

Facsimile +27 11 838 4716

Chile

Cerro El Plomo 6000

Piso 18

Las Condes 7560623

Santiago

Telephone +56 2 2579 5000

Facsimile +56 2 2207 6517

United States

Our agent for service in the United States is Maria Isabel Reuter at:

1360 Post Oak Boulevard, Suite 150

Houston, TX 77056-3020

Telephone +1 713 961 8500

Facsimile +1 713 961 8400

Marketing Offices

Singapore

10 Marina Boulevard, #50-01

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

Takapuna Auckland

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

The headquarters of BHP Billiton Limited and the global headquarters of the combined BHP Billiton Group are located in Melbourne, Australia. BHP Billiton Plc is located in London, United Kingdom. Both companies have identical Boards of Directors and are run by a unified management team. Throughout this publication, the Boards are referred to collectively as the Board. Shareholders in each company have equivalent economic and voting rights in the BHP Billiton Group as a whole.

Throughout this Annual Report, the terms BHP Billiton, the Company and the Group refer to the combined group, including both BHP Billiton Limited and subsidiary companies and BHP Billiton Plc and subsidiary companies.

10    Exhibits

Exhibits marked “*” have been filed as exhibits to this annual report on Form 20-F. Remaining exhibits have been incorporated by reference as indicated.

Exhibit 1    Constitution

1.1	Constitution of BHP Billiton Limited (1)

1.2	Memorandum and Articles of Association of BHP Billiton Plc. (1)

Exhibit 4    Material Contracts

4.1	DLC Structure Sharing Agreement, dated 29 June 2001, between BHP Limited and Billiton Plc. (2)

4.2	SVC Special Voting Shares Deed, dated 29 June 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (2)

4.3	SVC Special Voting Shares Amendment Deed, dated 13 August 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (2)

4.4	Deed Poll Guarantee, dated 29 June 2001, of BHP Limited (2)

4.5	Deed Poll Guarantee, dated 29 June 2001, of Billiton Plc (2)

4.6	Form of Service Agreement for Specified Executive (referred to in this Annual Report as the Key Management Personnel) (3)

4.7	BHP Billiton Ltd Group Incentive Scheme Rules 2004, dated August 2008 (4)

4.8	BHP Billiton Ltd Long Term Incentive Plan Rules, dated November 2010 (1)

4.9	BHP Billiton Plc Group Incentive Scheme Rules 2004, dated August 2008 (4)

4.10	BHP Billiton Plc Long Term Incentive Plan Rules, dated November 2010 (1)

4.11	Agreement and Plan of Merger by and among BHP Billiton Limited, BHP Billiton Petroleum (North America) Inc., North America Holdings II Inc. and Petrohawk Energy Corporation, dated 14 July 2011. (5)

Exhibit 8    List of Subsidiaries

*8.1	List of subsidiaries of BHP Billiton Limited and BHP Billiton Plc

Exhibit 12    Certifications (section 302)

*12.1	Certification by Chief Executive Officer, Mr Andrew Mackenzie, dated 25 September 2014

*12.2	Certification by Chief Financial Officer, Mr Graham Kerr, dated 25 September 2014

Exhibit 13    Certifications (section 906)

*13.1	Certification by Chief Executive Officer, Mr Andrew Mackenzie, dated 25 September 2014

*13.2	Certification by Chief Financial Officer, Mr Graham Kerr, dated 25 September 2014

Exhibit 15    Consent of Independent Registered Public Accounting Firm

*15.1	Consent of Independent Registered Public Accounting Firms KPMG and KPMG Audit Plc for incorporation by reference of audit reports in registration statements on Form F-3 and Form S-8

Exhibit 95    Mine Safety Health Administration

*95.1	Disclosure of Mine Safety and Health Administration (“MSHA”) Safety Data.

Footnotes

(1)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2011 on 21 September 2011.

(2)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2001 on 19 November 2001.

(3)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2013 on 25 September 2013.

(4)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2008 on 15 September 2008.

(5)	Previously filed as an exhibit to BHP Billiton Limited’s tender offer statement on schedule TO on 15 July 2011.

SIGNATURE

The registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this annual report on their behalf.

BHP Billiton Limited

BHP Billiton Plc

/s/ Graham Kerr

Graham Kerr

Chief Financial Officer

Date: 25 September 2014

7    Financial Statements

7.1    Consolidated Financial Statements

7.1.1    Consolidated Income Statement for the year ended 30 June 2014

	Notes	2014	2013	2012
		US$M	US$M Restated	US$M Restated
Revenue
Group production		64,227	63,067	66,969
Third party products	2	2,979	2,886	3,508

Revenue	2	67,206	65,953	70,477
Other income	4	1,524	3,947	898
Expenses excluding net finance costs	5	(46,513)	(50,040)	(48,644)
Share of operating profit of equity accounted investments	27	1,195	1,142	1,869

Profit from operations		23,412	21,002	24,600

Comprising:
Group production		23,368	20,875	24,466
Third party products		44	127	134

		23,412	21,002	24,600

Financial expenses		(1,273)	(1,384)	(836)
Financial income		97	108	168

Net finance costs	6	(1,176)	(1,276)	(668)

Profit before taxation		22,236	19,726	23,932

Income tax expense		(6,538)	(5,714)	(7,053)
Royalty-related taxation (net of income tax benefit)		(474)	(1,192)	(262)

Total taxation expense	7	(7,012)	(6,906)	(7,315)

Profit after taxation		15,224	12,820	16,617

Attributable to non-controlling interests		1,392	1,597	1,144
Attributable to members of BHP Billiton Group		13,832	11,223	15,473

Basic earnings per ordinary share (cents)	8	260.0	210.9	290.7
Diluted earnings per ordinary share (cents)	8	259.1	210.2	289.4

Dividends per ordinary share – paid during the period (cents)	9	118.0	114.0	110.0
Dividends per ordinary share – determined in respect of the period (cents)	9	121.0	116.0	112.0

The accompanying notes form part of these financial statements.

7.1.2    Consolidated Statement of Comprehensive Income for the year ended 30 June 2014

	Notes	2014	2013	2012
		US$M	US$M Restated	US$M Restated
Profit after taxation		15,224	12,820	16,617
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Available for sale investments:
Net valuation losses taken to equity		(15)	(101)	(32)
Net valuation gains transferred to the income statement		(14)	(1)	(2)
Cash flow hedges:
Gains/(losses) taken to equity		681	223	(320)
(Gains)/losses transferred to the income statement		(678)	73	205
Exchange fluctuations on translation of foreign operations taken to equity		(1)	2	19
Tax recognised within other comprehensive income	7	3	(76)	23

Total items that may be reclassified subsequently to the income statement		(24)	120	(107)

Items that will not be reclassified to the income statement:
Actuarial gains/(losses) on pension and medical schemes		57	61	(250)
Tax recognised within other comprehensive income	7	12	(16)	66

Total items that will not be reclassified to the income statement		69	45	(184)

Total other comprehensive income/(loss)		45	165	(291)

Total comprehensive income		15,269	12,985	16,326

Attributable to non-controlling interests		1,392	1,599	1,146
Attributable to members of BHP Billiton Group		13,877	11,386	15,180

The accompanying notes form part of these financial statements.

7.1.3    Consolidated Balance Sheet as at 30 June 2014

	Notes	2014	2013
		US$M	US$M Restated
ASSETS
Current assets
Cash and cash equivalents	23	8,803	5,677
Trade and other receivables	10	6,741	6,310
Other financial assets	11	87	161
Inventories	12	6,013	5,821
Assets classified as held for sale	25	–	286
Current tax assets		318	267
Other		334	431

Total current assets		22,296	18,953

Non-current assets
Trade and other receivables	10	1,867	1,998
Other financial assets	11	2,349	1,719
Inventories	12	463	619
Property, plant and equipment	13	108,787	100,565
Intangible assets	14	5,439	5,496
Investments accounted for using the equity method	27	3,664	3,675
Deferred tax assets	7	6,396	6,069
Other		152	84

Total non-current assets		129,117	120,225

Total assets		151,413	139,178

LIABILITIES
Current liabilities
Trade and other payables	15	10,145	10,860
Interest bearing liabilities	16	4,262	5,088
Liabilities classified as held for sale	25	–	220
Other financial liabilities	17	16	210
Current tax payable		919	1,158
Provisions	18	2,504	2,372
Deferred income		218	231

Total current liabilities		18,064	20,139

Non-current liabilities
Trade and other payables	15	113	286
Interest bearing liabilities	16	30,327	28,099
Other financial liabilities	17	303	582
Deferred tax liabilities	7	7,066	6,312
Provisions	18	9,891	8,178
Deferred income		267	291

Total non-current liabilities		47,967	43,748

Total liabilities		66,031	63,887

Net assets		85,382	75,291

EQUITY
Share capital – BHP Billiton Limited	19	1,186	1,186
Share capital – BHP Billiton Plc	19	1,069	1,069
Treasury shares	19	(587)	(540)
Reserves	20	2,927	1,970
Retained earnings	20	74,548	66,982

Total equity attributable to members of BHP Billiton Group		79,143	70,667
Non-controlling interests	20	6,239	4,624

Total equity		85,382	75,291

The accompanying notes form part of these financial statements.

The financial statements were approved by the Board of Directors on 11 September 2014 and signed on its behalf by:

Jac Nasser AO	Andrew Mackenzie
Chairman	Chief Executive Officer

7.1.4    Consolidated Cash Flow Statement for the year ended 30 June 2014

	Notes	2014	2013	2012
		US$M	US$M Restated	US$M Restated
Operating activities
Profit before taxation		22,236	19,726	23,932
Adjustments for:
Non-cash or non-operating exceptional items		(551)	1,893	3,417
Depreciation and amortisation expense		8,701	7,031	6,431
Net gain on sale of non-current assets		(95)	(46)	(118)
Impairments of property, plant and equipment, financial assets and intangibles		797	330	100
Employee share awards expense		247	210	270
Net finance costs		1,176	1,276	668
Share of operating profit of equity accounted investments		(1,195)	(1,142)	(1,869)
Other		(83)	(21)	(376)
Changes in assets and liabilities:
Trade and other receivables		(252)	1,037	1,755
Inventories		(54)	(70)	16
Trade and other payables		77	(767)	(187)
Net other financial assets and liabilities		(49)	119	(27)
Provisions and other liabilities		429	(783)	(1,025)

Cash generated from operations		31,384	28,793	32,987
Dividends received		34	11	10
Dividends received from equity accounted investments		1,250	710	712
Interest received		136	140	221
Interest paid		(975)	(926)	(633)
Income tax refunded		852	–	530
Income tax paid		(6,445)	(7,618)	(7,492)
Royalty-related taxation refunded		216	–	–
Royalty-related taxation paid		(1,088)	(956)	(1,076)

Net operating cash flows		25,364	20,154	25,259

Investing activities
Purchases of property, plant and equipment		(15,993)	(22,243)	(18,637)
Exploration expenditure		(1,010)	(1,351)	(2,493)
Exploration expenditure expensed and included in operating cash flows		716	1,047	1,644
Purchase of intangibles		(192)	(400)	(219)
Investment in financial assets		(1,193)	(475)	(471)
Investment in subsidiaries, operations and joint operations, net of their cash		–	–	(12,556)
Investment in equity accounted investments		(44)	(84)	(83)

Cash outflows from investing activities		(17,716)	(23,506)	(32,815)
Proceeds from sale of property, plant and equipment		114	2,338	146
Proceeds from financial assets		956	240	178
Proceeds from divestment of subsidiaries, operations and joint operations, net of their cash		812	502	6
Proceeds from sale or partial sale of equity accounted investments		–	1,700	–

Net investing cash flows		(15,834)	(18,726)	(32,485)

Financing activities
Proceeds from interest bearing liabilities		6,251	9,157	12,817
Proceeds/(settlements) from debt related instruments		37	14	(180)
Repayment of interest bearing liabilities		(7,198)	(2,014)	(3,993)
Proceeds from ordinary shares		14	21	21
Contributions from non-controlling interests		1,435	73	101
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts		(368)	(445)	(424)
Share buy-back – BHP Billiton Plc		–	–	(83)
Dividends paid		(6,387)	(6,167)	(5,877)
Dividends paid to non-controlling interests		(252)	(837)	(343)

Net financing cash flows		(6,468)	(198)	2,039

Net increase/(decrease) in cash and cash equivalents		3,062	1,230	(5,187)
Cash and cash equivalents, net of overdrafts, at the beginning of the financial year		5,667	4,454	9,671
Foreign currency exchange rate changes on cash and cash equivalents		23	(17)	(30)

Cash and cash equivalents, net of overdrafts, at the end of the financial year	23	8,752	5,667	4,454

The accompanying notes form part of these financial statements.

7.1.5    Consolidated Statement of Changes in Equity for the year ended 30 June 2014

	Attributable to members of BHP Billiton Group
	Share capital
US$M	BHP Billiton Limited	BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total	Non- controlling interests	Total equity
Balance as at 1 July 2013	1,186	1,069	(540)	1,970	66,982	70,667	4,624	75,291
Total comprehensive income	–	–	–	(24)	13,901	13,877	1,392	15,269
Transactions with owners:
Purchase of shares by ESOP Trusts	–	–	(368)	–	–	(368)	–	(368)
Employee share awards exercised net of employee contributions	. –	–	321	(221)	(91)	9	–	9
Employee share awards forfeited	–	–	–	(32)	32	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	247	–	247	–	247
Distribution to option holders	–	–	–	(2)	–	(2)	(2)	(4)
Dividends	–	–	–	–	(6,276)	(6,276)	(252)	(6,528)
Equity contributed	–	–	–	989	–	989	477	1,466

Balance as at 30 June 2014	1,186	1,069	(587)	2,927	74,548	79,143	6,239	85,382

Restated
Balance as at 1 July 2012	1,186	1,069	(533)	1,912	61,892	65,526	3,789	69,315
Total comprehensive income	–	–	–	77	11,309	11,386	1,599	12,985
Transactions with owners:
Purchase of shares by ESOP Trusts	–	–	(445)	–	–	(445)	–	(445)
Employee share awards exercised net of employee contributions	–	–	438	(243)	(178)	17	–	17
Employee share awards forfeited	–	–	–	(17)	17	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	210	–	210	–	210
Issue of share options to non-controlling interests	–	–	–	49	–	49	–	49
Dividends	–	–	–	–	(6,076)	(6,076)	(837)	(6,913)
Equity contributed	–	–	–	–	–	–	73	73
Divestment of equity accounted investment	–	–	–	(18)	18	–	–	–

Balance as at 30 June 2013	1,186	1,069	(540)	1,970	66,982	70,667	4,624	75,291

	Attributable to members of BHP Billiton Group
	Share capital
US$M	BHP Billiton Limited	BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total	Non- controlling interests	Total equity
Restated
Balance as at 1 July 2011	1,183	1,070	(623)	2,001	52,731	56,362	2,825	59,187
Total comprehensive income	–	–	–	(163)	15,343	15,180	1,146	16,326
Transactions with owners:
Proceeds from the issue of shares	3	–	–	–	–	3	–	3
BHP Billiton Plc shares cancelled	–	(1)	83	1	(83)	–	–	–
Purchase of shares by ESOP Trusts	–	–	(424)	–	–	(424)	–	(424)
Employee share awards exercised net of employee contributions	–	–	431	(189)	(213)	29	–	29
Employee share awards forfeited	–	–	–	(8)	8	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	270	–	270	–	270
Dividends	–	–	–	–	(5,894)	(5,894)	(343)	(6,237)
Equity contributed	–	–	–	–	–	–	161	161

Balance as at 30 June 2012	1,186	1,069	(533)	1,912	61,892	65,526	3,789	69,315

The accompanying notes form part of these financial statements.

7.1.6    Notes to Financial Statements

1    Accounting policies

Dual Listed Companies’ structure and basis of preparation of financial statements

Merger terms

On 29 June 2001, BHP Billiton Limited (previously known as BHP Limited), an Australian-listed company, and BHP Billiton Plc (previously known as Billiton Plc), a United Kingdom (UK) listed company, entered into a Dual Listed Company (DLC) merger. This was effected by contractual arrangements between the Companies and amendments to their constitutional documents.

The effect of the DLC merger is that BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) and BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) operate together as a single for-profit economic entity (the Group). Under the arrangements:

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

Accounting for the DLC merger

The basis of accounting for the DLC merger was established under Australian and UK Generally Accepted Accounting Practice (GAAP), pursuant to the requirements of the Australian Securities and Investments Commission (ASIC) Practice Note 71 ‘Financial Reporting by Australian Entities in Dual Listed Company Arrangements’, an order issued by ASIC under section 340 of the Corporations Act 2001 on 2 September 2002, and in accordance with the UK Companies Act 1985. In accordance with the transitional provisions of IFRS 1/AASB 1 ‘First-time Adoption of International Financial Reporting Standards’, the same basis of accounting is applied under International Financial Reporting Standards. Accordingly, these financial statements consolidate the Group as follows:

•	Assets and liabilities of the BHP Billiton Limited Group and the BHP Billiton Plc Group were consolidated at the date of the merger at their existing carrying amounts.

•	Results for the years ended 30 June 2014, 30 June 2013 and 30 June 2012 are of the consolidated entity comprising the BHP Billiton Limited Group and the BHP Billiton Plc Group.

Basis of preparation

This general purpose financial report for the year ended 30 June 2014 has been prepared on a going concern basis and in accordance with the requirements of the Australian Corporations Act 2001, the UK Companies Act 2006 and with:

•	Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards and interpretations as issued by the Australian Accounting Standards Board (AASB) effective for the year ended 30 June 2014;

•	International Financial Reporting Standards and interpretations as adopted by the European Union (EU) effective as of 30 June 2014;

•	International Financial Reporting Standards and interpretations as issued by the International Accounting Standards Board effective as of 30 June 2014.

The above accounting standards and interpretations are collectively referred to as ‘IFRS’ in this report.

The principal accounting standards or interpretations that have been adopted for the first time in these financial statements are:

•	IFRS 10/AASB 10 ‘Consolidated Financial Statements’ which is a replacement of IAS 27/AASB 127 ‘Consolidated and Separate Financial Statements’;

•	IFRS 11/AASB 11 ‘Joint Arrangements’ which is a replacement of IAS 31 ‘Joint Ventures’;

•	IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’;

•	IFRS 13/AASB 13 ‘Fair Value Measurement’; and

•	Amendments to IAS 19/AASB 119 ‘Employee Benefits’.

In addition, the Group has early-adopted amendments to IAS 36/AASB 136 ‘Impairment of Assets’. The amendment has been adopted early in conjunction with the initial adoption of IFRS 13 ‘Fair Value Measurement’, as it reverses the unintended requirement in that standard to disclose the recoverable amount of every cash-generating unit to which significant goodwill has been allocated. Under the amendment, the recoverable amount of cash-generating units to which significant goodwill has been allocated is required to be disclosed only when an impairment loss has been recognised or reversed.

The Group has also changed its Exploration and Evaluation Expenditure policy from 1 July 2013 such that all acquisitions of exploration leases are classified as intangible exploration assets or tangible exploration assets based on the nature of the assets acquired.

The impact of the above changes on the financial statements is described in detail in note 37 ‘Impact of new accounting standards and change in accounting policies’.

The following new accounting standard and interpretation are not yet effective but may have an impact on the Group in financial years commencing from 1 July 2014:

•	Amendments to IAS 32/AASB 132 ‘Financial Instruments: Presentation’ clarify the criteria for offsetting financial assets and liabilities.

•	IFRIC 21 ‘Levies’ confirms that a liability to pay a levy is only recognised when the activity that triggers the payment occurs.

The Group is currently in the process of determining the potential impact of adopting the above standard and interpretation. The standard and interpretation are available for early adoption in the 30 June 2014 financial year as permitted by the Australian Corporations Act 2001, but have not been applied in the preparation of these financial statements. Both the standard and interpretation have been endorsed by the EU and hence are available for early adoption in the EU.

The following new accounting standards are not yet effective but may have an impact on the Group in financial years commencing from 1 July 2015 or later:

•	IFRS 15/AASB 15 ‘Revenue from Contracts with Customers’ which modifies the determination of when to recognise revenue and how much revenue to recognise. The core principle is that an entity recognises revenue to depict the transfer of promised goods and services to the customer of an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

•	IFRS 9/AASB 9 ‘Financial Instruments’ modifies the classification and measurement of financial assets. It includes a single, principles-based approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. It also introduces a new expected loss impairment model requiring expected losses to be recognised when financial instruments are first recognised. The new standard also modifies hedge accounting to align the accounting treatment with risk management practices of an entity.

The Group is currently in the process of determining the potential impact of adopting the above standards. These standards have not been applied in the preparation of these financial statements. Neither of these standards have been endorsed by the EU or issued by the AASB and hence are not available for early adoption in the EU or under the Australian Corporations Act 2001.

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

Consistent application of accounting policies

The accounting policies have been consistently applied by all entities included in the Group consolidated financial statements and are consistent with those applied in all prior years presented.

Comparatives

Where applicable, comparatives have been adjusted to measure or present them on the same basis as current period figures.

Principles of consolidation

The financial statements of the Group include the consolidation of BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries. Subsidiaries are entities controlled by either parent entity. Control exists where either parent entity is exposed, or has rights to, variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. A parent entity has power over the subsidiary, when it has existing rights to direct the relevant activities of the subsidiary. The relevant activities are those which significantly affect the subsidiary’s returns. The ability to approve the operating and capital budget of a subsidiary and the ability to appoint key management personnel are decisions that demonstrate that the Group has the existing rights to direct the relevant activities of a subsidiary. Subsidiaries are included in the consolidated financial report from the date control commences until the date control ceases. Where the Group’s interest is less than 100 per cent, the interest attributable to outside shareholders is reflected in non-controlling interests. The effects of all transactions between entities within the Group have been eliminated.

Joint arrangements

The Group undertakes a number of business activities through joint arrangements. Joint arrangements exist when two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. The Group’s joint arrangements are of two types:

Joint operations

Joint operations are joint arrangements in which the parties with joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The activities of a joint operation are primarily designed for the provision of output to the parties to the arrangement, indicating that:

•	the parties have the rights to substantially all the economic benefits of the assets of the arrangement; and

•	all liabilities are satisfied by the joint participants through their purchases of that output. This indicates that, in substance, the joint participants have an obligation for the liabilities of the arrangement.

The financial statements of the Group include its share of the assets in joint operations, together with its share of the liabilities, revenues and expenses arising jointly or otherwise from those operations and its revenue derived from the sale of its share of output from the joint operation. All such amounts are measured in accordance with the terms of each arrangement, which are usually in proportion to the Group’s interest in the joint operation.

Joint ventures

Joint ventures are joint arrangements in which the parties with joint control of the arrangement have rights to the net assets of the arrangement. A separate vehicle, not the parties, will have the rights to the assets and obligations to the liabilities, relating to the arrangement. More than an insignificant share of output from a joint venture is sold to third parties which indicates that the joint venture is not dependent on the parties to the arrangement for funding and that the parties to the arrangement have no obligation for the liabilities of the arrangement.

Joint ventures are accounted for using the equity method. Under the equity method the joint venture is recorded initially at cost to the Group, including the value of any goodwill on acquisition. In subsequent periods, the carrying amount of the joint venture is adjusted to reflect the Group’s share of its post-acquisition profit or loss and other comprehensive income. After application of the equity method, including recognising the Group’s share of the joint ventures’ results, the value of the investment will be assessed for impairment if there is objective evidence that an impairment of the investment may have occurred. Where the Group’s investment in a joint venture is nil after having applied equity accounting principles (and the Group has no legal or constructive obligation to make further payments, nor has made payments on behalf of the joint venture), dividends received from the joint venture will be recognised in the Group’s result as a ‘Share of operating profit of equity accounted investments’.

Associates

Associates are entities in which the Group holds significant influence. Significant influence is the power to participate in the financial and operating policy decisions of an entity but is not control or joint control. If the Group holds 20 per cent or more of the voting power of an entity, it is presumed that the Group has significant influence, unless it can be clearly demonstrated that this is not the case. Significant influence can also arise when the Group has less than 20 per cent of voting power but it can be demonstrated that the Group has the power to participate in the financial and operating policy decisions of the associate.

Investments in associates are accounted for using the equity method as described above. The Group uses the term ‘equity accounted investments’ to refer to associates and joint ventures collectively.

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

Goodwill

Where the fair value of consideration paid for a business combination exceeds the fair value of the Group’s share of the identifiable net assets acquired, the difference is treated as purchased goodwill. Where the fair value of the Group’s share of the identifiable net assets acquired exceeds the cost of acquisition, the difference is immediately recognised in the income statement. The recognition and measurement of goodwill attributable to a non-controlling interest in a business combination is determined on a transaction by transaction basis. Goodwill is not amortised, however, its carrying amount is assessed annually against its recoverable amount as explained below under ‘Impairment and reversal of impairment of non-current assets’. On the subsequent disposal or termination of a previously acquired business, any remaining balance of associated goodwill is included in the determination of the profit or loss on disposal or termination.

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

Exchange variations resulting from the retranslation at closing rate of the net investment in each subsidiary, joint arrangement and associate, arising after 1 July 2004, are accounted for in accordance with the policy stated below. Exchange variations arising before this date were transferred to retained earnings on 1 July 2004, being the date of transition to IFRS.

Subsidiaries, joint arrangements and associates that have functional currencies other than US dollars are foreign operations and translate their income statement items to US dollars using the exchange rate prevailing at the date of each transaction. Assets and liabilities are translated using exchange rates prevailing at year-end. Exchange variations resulting from the retranslation at closing rate of the net investment in foreign operations, together with differences between their income statement items translated at actual and closing rates, are recognised in the foreign currency translation reserve. For the purpose of foreign currency translation, the net investment in a foreign operation is determined inclusive of foreign currency intercompany balances for which settlement is neither planned nor likely to occur in the foreseeable future. The balance of the foreign currency translation reserve relating to a foreign operation that is disposed of, or partially disposed of, is recognised in the income statement at the time of disposal.

Share-based payments

The fair value at grant date of equity-settled share awards is charged to the income statement over the period for which the benefits of employee services are expected to be derived. The corresponding accrued employee entitlement is recorded in the employee share awards reserve. The fair value of awards is calculated using an option pricing model which considers the following factors:

•	exercise price;

•	expected life of the award;

•	current market price of the underlying shares;

•	expected volatility;

•	expected dividends;

•	risk-free interest rate;

•	market-based performance hurdles;

•	non-vesting conditions.

Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognised is proportionately reversed. Where shares in BHP Billiton Limited or BHP Billiton Plc are acquired by on-market purchases prior to settling vested entitlements, the cost of the acquired shares is carried as treasury shares and deducted from equity. Where awards are satisfied by delivery of acquired shares, any difference between their acquisition cost and the remuneration expense recognised is charged directly to retained earnings. The tax effect of awards granted is recognised in income tax expense, except to the extent that the total tax deductions are expected to exceed the cumulative remuneration expense. In this situation, the excess of the associated current or deferred tax is recognised in other comprehensive income and forms part of the employee share awards reserve.

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

For certain commodities, the sales price is determined on a provisional basis at the date of sale and adjustments to the sales price subsequently occurs based on movements in quoted market or contractual prices up to the date of final pricing. The period between provisional invoicing and final pricing is typically between 60 and 120 days. Revenue on provisionally priced sales is recognised based on the estimated fair value of the total consideration receivable. The revenue adjustment mechanism embedded within provisionally priced sales arrangements has the character of a commodity derivative. Accordingly, the fair value of the final sales price adjustment is re-estimated continuously and changes in fair value are recognised as an adjustment to revenue. In all cases, fair value is estimated by reference to forward market prices.

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

Administration costs that are not directly attributable to a specific exploration area are charged to the income statement. Initial payments for the acquisition of intangible lease assets are capitalised and amortised over the term of the permit.

Exploration and evaluation expenditure (including amortisation of capitalised licence and lease costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure may be capitalised:

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

Capitalised exploration and evaluation expenditure considered to be a tangible asset is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset (such as certain licence and lease arrangements). In determining whether the purchase of an exploration licence or lease is an intangible asset or a component of property, plant and equipment, consideration is given to the substance of the item acquired not its legal form. Licences or leases purchased which allow exploration over an extended period of time meet the definition of an intangible exploration lease asset where they cannot be reasonably associated with a known resource (minerals) or reserves (petroleum). All capitalised exploration and evaluation expenditure is monitored for indications of impairment. When a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash-generating unit) to which the exploration is attributed. Exploration areas in which reserves have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is no longer expected to be recovered, it is charged to the income statement.

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

Depreciation of property, plant and equipment

The carrying amounts of property, plant and equipment are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine, field or lease, if shorter. Estimates of residual values and useful lives are reassessed annually and any change in estimate is taken into account in the determination of remaining depreciation charges. Depreciation commences on the date of commissioning. The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis using estimated lives indicated below. However, where assets are dedicated to a mine, field or lease and are not readily transferable, the below useful lives are subject to the lesser of the asset category’s useful life and the life of the mine, field or lease:

• Buildings	–	25 to 50 years

• Land	–	not depreciated

• Plant and equipment	–	3 to 30 years straight-line

• Mineral rights and petroleum interests	–	based on reserves on a unit of production basis

• Capitalised exploration, evaluation and development expenditure	–	based on reserves on a unit of production basis

Leased assets

Assets held under lease, which result in the Group receiving substantially all the risks and rewards of ownership of the asset (finance leases), are capitalised at the lower of the fair value of the property, plant and equipment or the estimated present value of the minimum lease payments.

The corresponding finance lease obligation is included within interest bearing liabilities. The interest component is charged to financial expenses over the lease term to reflect a constant rate of interest on the remaining balance of the obligation.

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

Impairment and reversal of impairment of non-current assets

Formal impairment tests are carried out annually for goodwill. In addition, formal impairment tests for all assets are performed when there is an indication of impairment. The Group conducts an internal review of asset values annually, which is used as a source of information to assess for any indications of impairment or reversal of previously recognised impairment losses. External factors, such as changes in expected future prices, costs and other market factors, are also monitored to assess for indications of impairment or reversal of previously recognised impairment losses. If any such indication exists, an estimate of the asset’s recoverable amount is calculated, being the higher of fair value less direct costs of disposal and the asset’s value in use.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the income statement so as to reduce the carrying amount in the balance sheet to its recoverable amount. A reversal of a previously recognised impairment loss is limited to the lesser of the amount that would not cause the carrying amount to exceed (a) its recoverable amount; or (b) the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised for the asset or cash-generating unit.

Fair value is determined as the amount that would be obtained from the sale of the asset in an orderly transaction between market participants. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted at an appropriate rate to arrive at a net present value of the asset.

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

In testing for indications of impairment and performing impairment calculations, assets are considered as collective groups and referred to as cash-generating units. Cash-generating units are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

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

Overburden removal costs

The process of removing overburden and other mine waste materials to access mineral deposits is referred to as stripping. In open-pit mining, stripping costs are accounted for separately for each component of an ore body. A component is a specific section within an ore body that is made more accessible by the stripping activity. The identification of components is dependent on the mine plan and will often comprise a separate pushback or phase identified in the plan.

There are two types of stripping activity:

•	Development stripping is the initial overburden removal during the development phase to obtain access to a mineral deposit that will be commercially produced.

•	Production stripping is the interburden removal during the normal course of production activity. Production stripping commences after the first saleable minerals have been extracted from the component.

Development stripping costs are capitalised as a development stripping asset when:

•	It is probable that future economic benefits associated with the asset will flow to the entity; and

•	The costs can be measured reliably.

Production stripping can give rise to two benefits being the extraction of ore in the current period and improved access to the ore body component in future periods. To the extent that the benefit is the extraction of ore the stripping costs are recognised as an inventory cost. To the extent the benefit is improved access to future ore, the stripping costs are recognised as a production stripping asset if the following criteria are met:

•	It is probable that the future economic benefit (improved access to ore) will flow to the entity;

•	The component of the ore body for which access has been improved can be identified; and

•	The costs relating to the stripping activity can be measured reliably.

Production stripping costs are allocated between the inventory produced and the production stripping asset using a life-of- component waste to ore (or mineral contained) strip ratio. When the current strip ratio is greater than the life-of-component ratio a portion of the stripping costs is capitalised to the production stripping asset.

The development and production stripping assets are depreciated on a units of production basis based on the proven and probable reserves of the relevant components. Stripping assets are classified as other mineral assets in property, plant and equipment.

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

Finance costs

Finance costs are expensed as incurred except where they relate to the financing of construction or development of qualifying assets requiring a substantial period of time to prepare for their intended future use, in which case finance costs are capitalised up to the date when the asset is ready for its intended use. The amount of finance costs capitalised (before the effects of income tax) for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period, to the average amount of capitalised expenditure for the qualifying assets during the period.

Taxation

Taxation on the profit or loss for the year comprises current and deferred tax. Taxation is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case the tax is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year using rates enacted or substantively enacted at period end, and includes any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax assessment or deduction purposes. Where an asset has no deductible or depreciable amount for income tax purposes, but has a deductible amount on sale or abandonment for capital gains tax purposes, that amount is included in the determination of temporary differences. The tax effect of certain temporary differences is not recognised, principally with respect to: goodwill; temporary differences arising on the initial recognition of assets or liabilities (other than those arising in a business combination or in a manner that initially impacted accounting or taxable profit); and temporary differences relating to investments in subsidiaries, joint ventures and associates to the extent that the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The amount of deferred tax recognised is based on the expected manner and timing of realisation or settlement of the carrying amount of assets and liabilities, with the exception of items that have a tax base solely derived under capital gains tax legislation, using tax rates enacted or substantively enacted at period end. To the extent that an item’s tax base is solely derived from the amount deductible under capital gains tax legislation, deferred tax is determined as if such amounts are deductible in determining future assessable income.

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

For defined benefit schemes, the cost of providing pensions is charged to the income statement so as to recognise current and past service costs, interest cost on defined benefit obligations, and the effect of any curtailments or settlements, net of returns on plan assets. Actuarial gains and losses are recognised directly in equity. An asset or liability is consequently recognised in the balance sheet based on the present value of defined benefit obligations less the fair value of plan assets, except that any such asset cannot exceed the present value of expected refunds from and reductions in future contributions to the plan. Defined benefit obligations are estimated by discounting expected future payments using market yields at the reporting date on high-quality corporate bonds in countries that have developed corporate bond markets. However, where developed corporate bond markets do not exist, the discount rates are selected by reference to national government bonds. In both instances, the bonds are selected with terms to maturity and currency that match, as closely as possible, the estimated future cash flows.

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

Provisions for the cost of each closure and rehabilitation program are recognised at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation and at or after the time of closure, for disturbance existing at the reporting date. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognised as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation.

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

Financial instruments

All financial assets are initially recognised at the fair value of consideration paid. Subsequently, financial assets are carried at fair value or amortised cost less impairment. Where non-derivative financial assets are carried at fair value, gains and losses on remeasurement are recognised directly in equity unless the financial assets have been designated as being held at fair value through profit or loss, in which case the gains and losses are recognised directly in the income statement. Financial assets are designated as being held at fair value through profit or loss where this is necessary to reduce measurement inconsistencies for related assets and liabilities. All financial liabilities other than derivatives are initially recognised at fair value of consideration received net of transaction costs as appropriate (initial cost) and, with the exception of financial liabilities which have been designated in fair value hedging relationships, are subsequently carried at amortised cost.

Derivatives, including those embedded in other contractual arrangements but separated for accounting purposes because they are not clearly and closely related to the host contract, are initially recognised at fair value on the date the contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss on remeasurement depends on whether the derivative is designated as a hedging instrument, and, if so, the nature of the item being hedged. The measurement of fair value is based on quoted market prices. Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling credit and other risks implicit in such estimates.

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

When a hedging instrument expires or is sold or terminated, or when a hedge ceases to meet the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a hedged forecast transaction is no longer expected to occur, the cumulative hedge gain or loss that was reported in equity is immediately transferred to the income statement.

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

Application of critical accounting policies and estimates

The preparation of the consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the amounts of assets, liabilities, contingent liabilities, revenues and expenses reported in the financial statements. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other factors it believes to be reasonable under the circumstances, the results of which form the basis of the reported amounts that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

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

Reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the Group’s properties. In order to estimate reserves, estimates are required for a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

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

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Group’s financial results and financial position in a number of ways, including the following:

•	Asset recoverable amounts may be affected due to changes in estimated future cash flows.

•	Depreciation, depletion and amortisation charged in the income statement may change where such charges are determined on the units of production basis, or where the useful economic lives of assets change.

•	Overburden removal costs recorded on the balance sheet or charged to the income statement may change due to changes in stripping ratios or the units of production basis of depreciation.

•	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

•	The carrying amount of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

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

Property, plant and equipment and Intangible assets – recoverable amount

In accordance with the Group’s accounting policy, each asset or cash-generating unit is evaluated every reporting period to determine whether there are any indications of impairment or reversal of previously recognised impairment losses. If any such indication exists, a formal estimate of recoverable amount is performed. Where carrying amount exceeds recoverable amount an impairment loss is recognised. A reversal of previously recognised impairment loss is limited to the lesser of the amount that would not cause the increased carrying amount to exceed (a) its recoverable amount; or (b) the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised for the asset or cash-generating unit. The recoverable amount of an asset or cash-generating group of assets is measured at the higher of fair value less costs of disposal and value in use.

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

Defined benefit pension schemes

The Group’s accounting policy for defined benefit pension schemes requires management to make judgements as to the nature of benefits provided by each scheme and thereby determine the classification of each scheme. For defined benefit schemes, management is required to make annual estimates and assumptions about future returns on classes of scheme assets, future remuneration changes, employee attrition rates, administration costs, changes in benefits, inflation rates, exchange rates, life expectancy and expected remaining periods of service of employees. In making these estimates and assumptions, management considers advice provided by external advisers, such as actuaries. Where actual experience differs to these estimates, actuarial gains and losses are recognised directly in equity. Refer to note 30 ‘Pension and other post-retirement obligations’ for details of the key assumptions.

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

Exchange rates

The following exchange rates relative to the US dollar have been applied in the financial statements:

	Average year ended 30 June 2014	Average year ended 30 June 2013	Average year ended 30 June 2012	As at 30 June 2014	As at 30 June 2013	As at 30 June 2012
Australian dollar (a)	0.92	1.03	1.03	0.94	0.92	1.00
Brazilian real	2.29	2.04	1.78	2.20	2.18	2.08
Canadian dollar	1.07	1.00	1.00	1.07	1.05	1.03
Chilean peso	532	479	492	551	504	510
Colombian peso	1,935	1,814	1,825	1,881	1,923	1,807
Euro	0.74	0.77	0.75	0.73	0.77	0.80
South African rand	10.39	8.84	7.77	10.60	10.00	8.41
UK pound sterling	0.62	0.64	0.63	0.59	0.66	0.64

(a)	Displayed as US$ to A$1 based on common convention.

2 Segment reporting

Business segments

The Group operates five Businesses aligned with the commodities which we extract and market, reflecting the structure used by the Group’s management to assess the performance of the Group.

Reportable segment	Principal activities

Petroleum and Potash	Exploration, development and production of oil and gas Potash pre-development

Copper	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold

Iron Ore	Mining of iron ore

Coal	Mining of metallurgical coal and thermal (energy) coal

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

It is the Group’s policy that inter-segment sales are made on a commercial basis.

	Petroleum and Potash	Copper	Iron Ore	Coal	Aluminium, Manganese and Nickel	Group and unallocated items/ eliminations (f)	BHP Billiton Group
US$M
Year ended 30 June 2014
Revenue
Group production	14,022	12,838	20,882	8,659	7,583	–	63,984
Third party products	437	1,030	130	456	823	103	2,979
Rendering of services	112	–	131	–	–	–	243
Inter-segment revenue	262	–	213	–	5	(480)	–

Total revenue (a)	14,833	13,868	21,356	9,115	8,411	(377)	67,206

Underlying EBITDA (b)	9,615	6,586	13,531	1,717	1,029	(119)	32,359

Depreciation and amortisation	(3,951)	(1,418)	(1,464)	(1,039)	(670)	(159)	(8,701)
Impairment (losses)/reversals	(377)	(88)	35	(292)	(52)	(23)	(797)

Underlying EBIT (b)	5,287	5,080	12,102	386	307	(301)	22,861

Comprising:
Group production	5,288	4,634	11,498	218	289	(305)	21,622
Third party products	3	8	(3)	18	18	–	44
Share of operating profit of equity accounted investments	(4)	438	607	150	–	4	1,195

Underlying EBIT (b)	5,287	5,080	12,102	386	307	(301)	22,861

Net finance costs (c)							(1,176)
Exceptional items (d)							551

Profit before taxation							22,236

Capital expenditure	6,423	3,757	2,949	2,345	498	21	15,993

Investments accounted for using the equity method (e)	115	1,386	1,069	1,089	–	5	3,664

Total assets (e)	47,046	24,690	27,412	18,863	12,713	20,689	151,413

Total liabilities (e)	7,532	2,459	4,022	4,563	3,391	44,064	66,031

	Petroleum and Potash	Copper	Iron Ore	Coal	Aluminium, Manganese and Nickel	Group and unallocated items/ eliminations (f)	BHP Billiton Group
US$M
Year ended 30 June 2013
Revenue
Group production	12,951	13,837	18,331	9,310	8,093	326	62,848
Third party products	175	700	86	585	1,165	175	2,886
Rendering of services	98	–	121	–	–	–	219
Inter-segment revenue	–	–	55	–	20	(75)	–

Total revenue (a)	13,224	14,537	18,593	9,895	9,278	426	65,953

Underlying EBITDA (b)	8,910	6,885	12,113	1,480	915	5	30,308

Depreciation and amortisation	(3,068)	(1,197)	(917)	(885)	(772)	(192)	(7,031)
Impairment (losses)/reversals	(206)	(49)	(87)	–	15	(20)	(347)

Underlying EBIT (b)	5,636	5,639	11,109	595	158	(207)	22,930

Comprising:
Group production	5,616	5,181	10,565	410	120	(231)	21,661
Third party products	11	3	31	44	38	–	127
Share of operating profit of equity accounted investments	9	455	513	141	–	24	1,142

Underlying EBIT (b)	5,636	5,639	11,109	595	158	(207)	22,930

Net finance costs (c)							(1,276)
Exceptional items (d)							(1,928)

Profit before taxation							19,726

Capital expenditure	7,675	3,930	5,979	3,626	893	140	22,243

Investments accounted for using the equity method (e)	130	1,351	1,044	1,150	–	–	3,675

Total assets (e)	44,383	22,623	25,877	17,568	12,092	16,635	139,178

Total liabilities (e)	6,858	2,549	3,751	4,343	3,283	43,103	63,887

	Petroleum and Potash	Copper	Iron Ore	Coal	Aluminium, Manganese and Nickel	Group and unallocated items/ eliminations (f)	BHP Billiton Group
US$M
Year ended 30 June 2012
Revenue
Group production	12,617	13,090	20,171	11,638	8,334	706	66,556
Third party products	230	463	86	856	1,563	310	3,508
Rendering of services	86	–	309	18	–	–	413
Inter-segment revenue	–	–	39	–	14	(53)	–

Total revenue (a)	12,933	13,553	20,605	12,512	9,911	963	70,477

Underlying EBITDA (b)	9,097	6,203	14,815	3,340	809	353	34,617

Depreciation and amortisation	(3,045)	(960)	(771)	(730)	(811)	(114)	(6,431)
Impairment (losses)/reversals	(19)	70	–	2	(22)	(131)	(100)

Underlying EBIT (b)	6,033	5,313	14,044	2,612	(24)	108	28,086

Comprising:
Group production	6,023	4,800	13,104	2,195	(43)	4	26,083
Third party products	3	(9)	31	90	19	–	134
Share of operating profit of equity accounted investments	7	522	909	327	–	104	1,869

Underlying EBIT (b)	6,033	5,313	14,044	2,612	(24)	108	28,086

Net finance costs (c)							(668)
Exceptional items (d)							(3,486)

Profit before taxation							23,932

Capital expenditure	5,488	3,518	4,458	3,103	1,941	129	18,637

Investments accounted for using the equity method (e)	129	1,073	876	1,103	–	–	3,181

Total assets (e)	39,937	20,417	21,214	15,635	16,759	15,239	129,201

Total liabilities(e)	6,354	3,696	3,839	4,972	3,632	37,393	59,886

(a)	Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations described in footnote (f).

(b)	Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBIT is reported net of the Group’s share of net finance costs and taxation of equity accounted investments. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation.

(c)	Refer to note 6 Net finance costs.

(d)	Refer to note 3 Exceptional items.

(e)	Total segment assets and liabilities of businesses represent operating assets and operating liabilities including the carrying amount of equity accounted investments and predominantly excludes cash balances, interest bearing liabilities and deferred tax balances. The carrying amount of investments accounted for using the equity method represents the balance of the Group’s investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities and deferred tax balances of the equity accounted investment.

(f)	Includes the Group’s diamonds business (divested effective 10 April 2013), interest in titanium minerals (divested effective 3 September 2012), non-Potash corporate costs incurred by the former Diamonds and Specialty Products business, consolidation adjustments and unallocated items.

Geographical information

	Revenue by location of customer
	2014	2013	2012
	US$M	US$M	US$M
Australia	3,957	4,591	5,300
United Kingdom	1,284	1,598	378
Rest of Europe	4,767	5,609	6,649
China	23,287	20,079	21,670
Japan	7,143	8,147	9,095
India	2,798	2,581	3,751
South Korea	4,789	4,483	5,773
Rest of Asia	5,137	6,176	5,605
North America	10,149	8,510	7,896
South America	2,212	2,181	2,165
Southern Africa	1,143	1,311	1,415
Rest of world	540	687	780

	67,206	65,953	70,477

	Non-current assets by location of assets
	2014	2013	2012
	US$M	US$M	US$M
Australia	60,408	56,173	53,809
United Kingdom	516	436	359
North America	35,845	33,844	28,094
South America	15,926	13,695	11,003
Southern Africa	4,570	5,081	6,316
Rest of world	3,107	3,208	4,335
Unallocated assets (a)	8,745	7,788	6,358

	129,117	120,225	110,274

(a)	Unallocated assets comprise deferred tax assets and other financial assets.

3    Exceptional items

Exceptional items are those items where their nature and amount is considered material to the financial statements. Such items included within the Group’s profit for the year are detailed below.

Year ended 30 June 2014	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Sale of Pinto Valley	551	(166)	385

	551	(166)	385

Exceptional items are classified by nature as follows:

Year ended 30 June 2014	Sale of assets	Gross
	US$M	US$M
Sale of Pinto Valley	551	551

	551	551

Sale of Pinto Valley:

On 11 October 2013, the Group announced it had completed the sale of its Pinto Valley mining operation for cash consideration of US$653 million, after working capital adjustments. A gain on sale of US$385 million (after tax expense) was recognised in the year ended 30 June 2014.

Year ended 30 June 2013	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Sale of Yeelirrie uranium deposit	420	–	420
Sale of Richards Bay Minerals	1,212	(183)	1,029
Sale of diamonds business	(97)	(42)	(139)
Sale of East and West Browse Joint Ventures	1,539	(188)	1,351
Impairment of Nickel West assets	(1,698)	454	(1,244)
Impairment of Worsley assets	(2,190)	559	(1,631)
Impairment of Permian Basin assets	(266)	99	(167)
Other impairments arising from capital project review	(1,006)	291	(715)
Newcastle steelworks rehabilitation	158	(47)	111

	(1,928)	943	(985)

Exceptional items are classified by nature as follows:

Year ended 30 June 2013	Sale of assets	Impairment of goodwill and other assets	Restructuring costs	Closure and rehabilitation provisions released	Gross
	US$M	US$M	US$M	US$M	US$M
Sale of Yeelirrie uranium deposit	420	–	–	–	420
Sale of Richards Bay Minerals	1,212	–	–	–	1,212
Sale of diamonds business	–	(97)	–	–	(97)
Sale of East and West Browse Joint Ventures	1,539	–	–	–	1,539
Impairment of Nickel West assets	–	(1,698)	–	–	(1,698)
Impairment of Worsley assets	–	(2,190)	–	–	(2,190)
Impairment of Permian Basin assets	–	(266)	–	–	(266)
Other impairments arising from capital project review	–	(898)	(108)	–	(1,006)
Newcastle steelworks rehabilitation	–	–	–	158	158

	3,171	(5,149)	(108)	158	(1,928)

Sale of Yeelirrie uranium deposit:

On 27 August 2012, the Group announced the sale of its wholly owned Yeelirrie uranium deposit and the transaction was completed on 19 December 2012. A gain on sale of US$420 million was recognised in the year ended 30 June 2013, while the associated tax expense was offset by the recognition of deferred tax benefits on available tax losses of US$126 million.

Sale of Richards Bay Minerals:

On 7 September 2012, the Group announced it had completed the sale of its 37.76 per cent effective interest in Richards Bay Minerals. A gain on sale of US$1,029 million (after tax expense) was recognised in the year ended 30 June 2013.

Sale of diamonds business:

On 13 November 2012, the Group announced the sale of its diamonds business, comprising its interests in the EKATI Diamond Mine and Diamond Marketing operations. The transaction was completed on 10 April 2013 for an aggregate cash consideration of US$553 million (after adjustments). An impairment charge of US$139 million (after tax expense) was recognised based on the final consideration.

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

Other impairments arising from capital project review:

In the year ended 30 June 2013, WAIO refocused its attention on the capital-efficient expansion opportunity that exists within the Port Hedland inner harbour and all early works associated with the outer harbour development option were suspended. This revision to the WAIO development sequence and the change in status of other minor capital projects across the Group has resulted in the recognition of impairment charges of US$639 million (after tax benefit) and other restructuring costs of US$76 million (after tax benefit) in the year ended 30 June 2013.

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

Suspension or early closure of operations and the change in status of specific projects:

As part of our regular portfolio review, various operations and projects around the Group were either suspended, closed early or changed in status. These included the change in status of the Olympic Dam expansion project; the temporary suspension of production at TEMCO and the permanent closure of the Metalloys South Plant in South Africa; the indefinite cessation of production at Norwich Park; and the suspension of other minor capital projects. As a result, impairment charges of US$338 million (after tax benefit), idle capacity costs and inventory write-down of US$28 million (after tax benefit) and other restructuring costs of US$28 million (after tax benefit) were recognised in the year ended 30 June 2012.

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

Recognition of deferred tax assets on enactment of MRRT and PRRT extension legislation in Australia:

The Australian Minerals Resource Rent Tax (MRRT) and Petroleum Resource Rent Tax (PRRT) extension legislation was enacted in March 2012. Under the legislation, the Group is entitled to a deduction against future MRRT and PRRT liabilities based on the market value of its coal, iron ore and petroleum assets. A deferred tax asset, and an associated net income tax benefit of US$637 million, was recognised in the year ended 30 June 2012 to reflect the future deductibility of these market values for MRRT and PRRT purposes, to the extent they were considered recoverable.

4    Other income

	2014	2013	2012
	US$M	US$M	US$M
Dividend income	31	16	10
Royalties	18	35	28
(Losses)/gains on sale of property, plant and equipment (a)	(35)	1,984	101
Gains/(losses) on sale of investments	8	9	(2)
Gains on divestment of equity accounted investments (b)	–	1,212	–
Gains on divestment of subsidiaries and operations (c)	673	–	19
Commission income	85	93	131
Insurance recoveries (d)	41	16	304
Other income	703	582	307

Total other income	1,524	3,947	898

(a)	Includes exceptional items of US$ nil (2013: US$1,947 million; 2012: US$ nil). Refer to note 3 Exceptional items.

(b)	Includes exceptional items of US$ nil (2013: US$1,212 million; 2012: US$ nil). Refer to note 3 Exceptional items.

(c)	Includes exceptional items of US$551 million (2013: US$ nil; 2012: US$ nil). Refer to note 3 Exceptional items.

(d)	Includes exceptional items of US$ nil (2013: US$ nil; 2012: US$300 million). Refer to note 3 Exceptional items.

5    Expenses

	2014	2013	2012
	US$M	US$M	US$M
Changes in inventories of finished goods and work in progress	(128)	180	317
Raw materials and consumables used	8,842	8,926	8,128
Employee benefits expense	6,903	7,168	6,035
External services (including transportation) (a)	11,736	12,478	14,293
Third party commodity purchases	2,935	2,759	3,402
Net foreign exchange losses/(gains)	100	(284)	(571)
Research and development costs before crediting related grants	43	64	75
Fair value change on derivatives (b)	(120)	79	(141)
Impairment of available for sale financial assets	–	1	1
Reversal of previously impaired financial assets	(2)	–	–
Government royalties paid and payable	2,760	2,562	2,880
Depreciation and amortisation expense	8,701	7,031	6,431
Exploration and evaluation expenditure incurred and expensed in the current period	716	1,047	1,644
Exploration and evaluation expenditure previously capitalised, written off as unsuccessful or abandoned (c)	167	1,099	144
Reversal of previously written off capitalised exploration and evaluation expenditure	(56)	–	–
Impairment of property, plant and equipment (d)	623	4,456	3,114
Reversal of previously impaired property, plant and equipment	–	(67)	(71)
Impairment of goodwill and other intangible assets (e)	65	7	575
Operating lease rentals	759	776	658
All other operating expenses (f)	2,469	1,758	1,730

Total expenses	46,513	50,040	48,644

	2014	2013	2012
	US$M	US$M	US$M
Aggregate employee benefits expense
Wages, salaries and redundancies	6,143	6,625	5,564
Employee share awards (g)	239	214	258
Social security costs	7	7	12
Pensions and other post-retirement obligations – refer to note 30	649	510	456

	7,038	7,356	6,290

Less employee benefits expense classified as exploration and evaluation expenditure above	(135)	(188)	(255)

Employee benefits expense	6,903	7,168	6,035

(a)	Includes exceptional items of US$ nil (2013: US$96 million; 2012: US$ nil). Refer to note 3 Exceptional items.

(b)	Fair value change on derivatives includes realised gains of US$49 million (2013: US$51 million realised gains; 2012: US$126 million realised losses) and unrealised gains of US$71 million (2013: US$130 million unrealised losses; 2012: US$267 million unrealised gains).

(c)	Includes exceptional items of US$ nil (2013: US$832 million; 2012: US$ nil). Refer to note 3 Exceptional items.

(d)	Includes exceptional items of US$ nil (2013: US$4,310 million; 2012: US$3,088 million). Refer to note 3 Exceptional items.

(e)	Includes exceptional items of US$ nil (2013: US$7 million; 2012: US$575 million). Refer to note 3 Exceptional items.

(f)	Includes exceptional items of US$ nil (2013: decrease of US$158 million; 2012: US$ nil). Refer to note 3 Exceptional items.

(g)	Employee share awards expense is US$238.544 million (2013: US$213.671 million; 2012: US$257.583 million).

6    Net finance costs

	2014	2013	2012
	US$M	US$M	US$M
Financial expenses
Interest on bank loans and overdrafts (a)	14	13	19
Interest on all other borrowings (a) (b)	708	965	641
Finance lease and hire purchase interest	55	11	37
Dividends on redeemable preference shares	–	–	–
Discounting on provisions and other liabilities	475	478	485
Net interest expense on post-retirement employee benefits	22	19	26
Interest capitalised (c)	(182)	(290)	(272)
Fair value change on hedged loans	328	(505)	345
Fair value change on hedging derivatives	(292)	489	(381)
Fair value change on non-hedging derivatives (b)	101	183	(11)
Exchange variations on net debt	44	21	(53)

	1,273	1,384	836

Financial income
Interest income (d)	(97)	(108)	(168)

	(97)	(108)	(168)

Net finance costs	1,176	1,276	668

(a)	Interest on bank loans and overdrafts, and other borrowings, relates to financial liabilities carried at amortised cost.

(b)	Interest on all other borrowings includes financial income of US$52 million of realised fair value changes on non-hedging derivatives used to manage interest rate exposure on debt securities (2013: expense of US$97 million; 2012: US$ nil). The fair value change on non-hedging derivatives includes the unrealised fair value changes on similar instruments. The total fair value changes on non-hedging derivatives amounted to an expense of US$49 million (2013: expense of US$280 million; 2012: gain of US$11 million).

(c)	Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the year ended 30 June 2014, the capitalisation rate was 1.82 per cent (2013: 2.24 per cent; 2012: 2.83 per cent).

(d)	Interest income relates to financial assets carried at amortised cost.

7    Income tax and deferred tax

	2014	2013	2012
	US$M	US$M	US$M
Total taxation expense comprises:
Current tax expense	6,586	7,399	7,889
Deferred tax expense/(benefit)	426	(493)	(574)

	7,012	6,906	7,315

Total taxation expense attributed to geographical jurisdiction:
UK	(44)	84	(70)
Australia	4,871	4,512	5,837
Rest of world	2,185	2,310	1,548

	7,012	6,906	7,315

	2014		2013		2012
	%	US$M	%	US$M	%	US$M
Factors affecting income tax expense for the period
Income tax expense differs to the standard rate of corporation tax as follows:
Profit before taxation		22,236		19,726		23,932

Tax on profit at standard rate of 30 per cent	30.0	6,671	30.0	5,918	30.0	7,180

Tax on remitted and unremitted foreign earnings	0.8	169	0.6	109	0.8	181
Non-deductible depreciation, amortisation and exploration expenditure (a)	0.3	84	1.1	222	0.6	150
Non-tax-effected operating losses and capital gains	0.1	28	(0.3)	(56)	0.7	169
Tax rate changes	0.1	20	0.4	68	–	–
Tax rate differential on foreign income	0.1	15	(0.4)	(74)	(1.2)	(287)
Exchange variations and other translation adjustments	(0.1)	(24)	1.2	245	1.4	347
Initial recognition of tax assets (b)	(0.2)	(45)	(1.9)	(370)	(0.6)	(136)
Amounts (over)/under provided in prior years	(0.4)	(81)	(0.2)	(36)	0.3	72
Investment and development allowance	(1.0)	(225)	(1.3)	(260)	(0.9)	(224)
Tax effect of share of profits of equity accounted investments (c)	(1.6)	(359)	(1.7)	(343)	(2.3)	(561)
Other	1.3	285	1.5	291	0.7	162

Income tax expense	29.4	6,538	29.0	5,714	29.5	7,053

Royalty-related taxation (net of income tax benefit) (d)	2.1	474	6.0	1,192	1.1	262

Total taxation expense	31.5	7,012	35.0	6,906	30.6	7,315

(a)	Includes exceptional expense of US$ nil (2013: US$152 million; 2012: US$ nil). Refer to note 3 Exceptional items.

(b)	Includes exceptional benefit of US$ nil (2013: US$367 million; 2012: US$ nil). Refer to note 3 Exceptional items.

(c)	The share of profits of equity accounted investments is net of income tax. This item removes the prima facie tax effect on such profits.

(d)	Includes exceptional benefit of US$ nil (2013: US$33 million; 2012: US$637 million). Refer to note 3 Exceptional items.

Income tax recognised in other comprehensive income is as follows:

	2014	2013	2012
	US$M	US$M	US$M
Income tax effect of:
Items that may be reclassified subsequently to the income statement:
Available for sale investments:
Net valuation losses/gains taken to equity	2	13	(12)
Net valuation gains transferred to the income statement	2	–	–
Cash flow hedges:
Gains/losses taken to equity	(204)	(67)	96
Gains/losses transferred to the income statement	203	(22)	(61)
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–

Income tax credit/(charge) relating to items that may be reclassified subsequently to the income statement	3	(76)	23

Items that will not be reclassified to the income statement:
Actuarial gains/losses on pension and medical schemes	(6)	(23)	76
Employee share awards transferred to retained earnings on exercise	18	49	46
Net accrued employee entitlement for share awards	–	(42)	(56)

Income tax credit/(charge) relating to items that will not be reclassified to the income statement	12	(16)	66

Total income tax credit/(charge) relating to components of other comprehensive income (a)	15	(92)	89

(a)	Included within total income tax relating to components of other comprehensive income is US$(1) million relating to deferred taxes and US$16 million relating to current taxes (2013: US$(139) million and US$47 million; 2012: US$44 million and US$45 million).

The movement for the year in the Group’s net deferred tax position is as follows:

	2014	2013	2012
	US$M	US$M	US$M
Net deferred tax (liability)/asset
At the beginning of the financial year	(243)	(611)	1,766
Income tax (charge)/credit recorded in the income statement	(426)	493	574
Income tax (charge)/credit recorded directly in equity	(1)	(139)	44
Acquisition and divestment of subsidiaries and operations	–	–	(2,996)
Transferred to liabilities held for sale	–	60	–
Exchange variations and other movements	–	(46)	1

At the end of the financial year	(670)	(243)	(611)

The composition of the Group’s net deferred tax asset and liability recognised in the balance sheet and the deferred tax expense charged/(credited) to the income statement is as follows:

	Deferred tax assets		Deferred tax liabilities		Charged/(credited) to the income statement
	2014	2013	2014	2013	2014	2013	2012
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Type of temporary difference
Depreciation	(514)	606	6,375	7,000	495	532	(100)
Exploration expenditure	669	662	(102)	(105)	(4)	(14)	(101)
Employee benefits	389	355	(173)	(176)	(32)	23	31
Closure and rehabilitation	1,658	1,513	(794)	(589)	(353)	(72)	(31)
Resource rent tax	1,580	1,028	1,907	1,861	(506)	484	(335)
Other provisions	433	59	(59)	(22)	(411)	34	43
Deferred income	(32)	(22)	(11)	(13)	12	(74)	178
Deferred charges	(575)	(374)	307	282	226	302	326
Investments, including foreign tax credits	1,906	1,859	1,765	1,420	298	133	127
Foreign exchange gains and losses	(261)	(431)	76	64	(158)	(239)	(16)
Non tax-depreciable fair value adjustments, revaluations and mineral rights	(5)	(11)	89	76	8	(25)	(63)
Tax-effected losses	1,159	961	(2,192)	(3,001)	605	(1,588)	(762)
Other	(11)	(136)	(122)	(485)	246	11	129

Total	6,396	6,069	7,066	6,312	426	(493)	(574)

The composition of the Group’s unrecognised deferred tax assets and liabilities is as follows:

	2014	2013
	US$M	US$M
Unrecognised deferred tax assets
Tax losses and tax credits	1,572	1,484
Deductible temporary differences relating to MRRT and PRRT	19,528	19,419
Other deductible temporary differences	3,395	3,350

Total unrecognised deferred tax assets	24,495	24,253

Unrecognised deferred tax liabilities
Taxable temporary differences relating to unrecognised deferred tax asset for MRRT and PRRT	5,858	5,826
Investments in subsidiaries	2,153	2,174

Total unrecognised deferred tax liabilities	8,011	8,000

Tax losses

At 30 June 2014, the Group had income and capital tax losses with a tax benefit of US$1,053 million (2013: US$1,021 million) which are not recognised as deferred tax assets. The Group recognises the benefit of tax losses only to the extent of anticipated future taxable income or gains in relevant jurisdictions. The gross amount of tax losses carried forward that have not been tax effected expire as follows:

Year of expiry	Australia	UK	Rest of world	Total
	US$M	US$M	US$M	US$M
Income tax losses
Later than two years and not later than five years	–	–	2,443	2,443
Later than five years and not later than ten years	–	–	40	40
Later than ten years and not later than twenty years	–	–	339	339
Unlimited	3	436	252	691

	3	436	3,074	3,513

Capital tax losses
Later than two years and not later than five years	–	–	239	239
Unlimited	1,797	26	26	1,849

Gross amount of tax losses not recognised	1,800	462	3,339	5,601

Tax effect of total losses not recognised	540	95	418	1,053

Tax credits

At 30 June 2014, the Group had US$519 million of tax credits that have not been recognised (2013: US$463 million). Of the US$519 million of tax credits, US$383 million expires later than five years and not later than ten years, US$41 million expires later than ten years and not later than twenty years. The remainder of the tax credits do not have an expiration date.

Temporary differences relating to MRRT and PRRT

At 30 June 2014, the Group had US$19,528 million of unrecognised deductible temporary differences (2013: US$19,419 million) relating to the Australian MRRT and PRRT with a corresponding unrecognised deferred tax liability for income tax purposes of US$5,858 million (2013: US$5,826 million). Recognition of a deferred tax asset for MRRT and PRRT depends on benefits expected to be obtained from the deduction against MRRT and PRRT liabilities.

Other deductible temporary differences

At 30 June 2014, the Group had deductible temporary differences for which deferred tax assets of US$3,395 million (2013: US$3,350 million) have not been recognised because it is not probable that future taxable profits will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

Temporary differences associated with investments in subsidiaries

At 30 June 2014, deferred tax liabilities of US$2,153 million (2013: US$2,174 million) associated with undistributed earnings of subsidiaries have not been recognised because the Group is able to control the timing of the reversal of the temporary differences and it is not probable that such differences will reverse in the foreseeable future.

8    Earnings per share

	2014	2013	2012
Basic earnings per ordinary share (US cents)	260.0	210.9	290.7
Diluted earnings per ordinary share (US cents)	259.1	210.2	289.4
Basic earnings per American Depositary Share (US cents) (a)	520.0	421.8	581.4
Diluted earnings per American Depositary Share (US cents) (a)	518.2	420.4	578.8
Basic earnings (US$M)	13,832	11,223	15,473
Diluted earnings (US$M)	13,832	11,223	15,473

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

Weighted average number of shares	2014	2013	2012
	Million	Million	Million
Basic earnings per ordinary share denominator (b)	5,321	5,322	5,323
Shares and options contingently issuable under employee share ownership plans (c)	17	18	23

Diluted earnings per ordinary share denominator (d)	5,338	5,340	5,346

(a)	Each American Depositary Share (ADS) represents two ordinary shares.

(b)	The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares of BHP Billiton Limited and BHP Billiton Plc outstanding during the period after deduction of the number of shares held by the Billiton share repurchase scheme, the Billiton Employee Share Ownership Plan Trust, the BHP Bonus Equity Plan Trust, the BHP Billiton Limited Executive Incentive Scheme Trust and the BHP Billiton Limited Employee Equity Trust.

(c)	Included in the calculation of fully diluted earnings per share are shares contingently issuable under Employee Share Ownership Plans.

(d)	Diluted earnings per share calculation excludes 183,181 of instruments (2013: 357,498; 2012: 711,751) which are considered antidilutive.

9    Dividends

	2014	2013	2012
	US$M	US$M	US$M
Dividends paid/payable during the period
BHP Billiton Limited	3,793	3,662	3,559
BHP Billiton Plc – Ordinary shares	2,483	2,404	2,335
– Preference shares (a)	–	–	–

	6,276	6,066	5,894

Dividends determined in respect of the period
BHP Billiton Limited	3,887	3,721	3,621
BHP Billiton Plc – Ordinary shares	2,555	2,446	2,376
– Preference shares (a)	–	–	–

	6,442	6,167	5,997

	2014	2013	2012
	US cents	US cents	US cents
Dividends paid during the period (per share)
Prior year final dividend	59.0	57.0	55.0
Interim dividend	59.0	57.0	55.0

	118.0	114.0	110.0

Dividends determined in respect of the period (per share)
Interim dividend	59.0	57.0	55.0
Final dividend	62.0	59.0	57.0

	121.0	116.0	112.0

Dividends are determined after period end in the announcement of the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to year-end, on 19 August 2014, BHP Billiton determined a final dividend of 62.0 US cents per share (US$3,301 million), which will be paid on 23 September 2014 (30 June 2013: final dividend of 59.0 US cents per share – US$3,147 million; 30 June 2012: final dividend of 57.0 US cents per share – US$3,049 million).

Each American Depositary Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends determined on each ADS represent twice the dividend determined on BHP Billiton ordinary shares.

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2014	2013	2012
	US$M	US$M	US$M
Franking credits as at 30 June	13,419	10,516	7,494
Franking (debits)/credits arising from the (refund)/payment of current tax	(29)	824	2,547

Total franking credits available (b)	13,390	11,340	10,041

(a)	5.5 per cent dividend on 50,000 preference shares of £1 each determined and paid annually (30 June 2013: 5.5 per cent; 30 June 2012: 5.5 per cent).

(b)	The payment of the final 2014 dividend determined after 30 June 2014 will reduce the franking account balance by US$853 million.

10    Trade and other receivables

	2014	2013
	US$M	US$M
Current
Trade receivables	4,735	4,531
Provision for doubtful debts	(115)	(116)

Total trade receivables	4,620	4,415
Employee Share Plan loans (a)	4	2
Loans to equity accounted investments	284	13
Interest bearing loans receivable	3	30
Other receivables	1,830	1,850

Total current receivables (b)	6,741	6,310

Non-current
Employee Share Plan loans (a)	2	9
Loans to equity accounted investments	921	1,196
Interest bearing loans receivable	334	278
Other receivables	610	515

Total non-current receivables (b)	1,867	1,998

	2014	2013
	US$M	US$M
Movement in provision for doubtful debts
At the beginning of the financial year	116	121
Charge/(credit) for the year:
Underlying charge to the income statement	–	2
Released to the income statement	(1)	–
Utilisation	–	(7)

At the end of the financial year	115	116

(a)	Under the terms of the BHP Billiton Limited Employee Share Plan, shares have been issued to employees for subscription at the weighted average market price less a discount not exceeding 5 per cent. Interest free employee loans are full recourse and are available to fund the purchase of such shares for a period of up to 20 years, repayable by application of dividends or an equivalent amount. Refer to note 33 Employee share ownership plans.

(b)	Disclosures relating to receivables from related parties are set out in note 32 Related party transactions.

11    Other financial assets

	2014	2013
	US$M	US$M
Current
At fair value
Cross currency and interest rate swaps	12	64
Forward exchange contracts	–	1
Commodity contracts	18	30
Other derivative contracts	57	29
Shares – available for sale	–	37

Total current other financial assets	87	161

Non-current
At fair value
Cross currency and interest rate swaps	1,471	898
Commodity contracts	7	19
Other derivative contracts	214	166
Shares – available for sale	512	497
Other investments – available for sale (a)	145	139

Total non-current other financial assets	2,349	1,719

(a)	Includes investments held by BHP Billiton Energy Coal South Africa Rehabilitation Trust Fund. The future realisation of this investment is intended to fund environmental obligations relating to the closure of the South African coal operations, and consequently this investment, while under the Group’s control, is not available for the general purposes of the Group. Any income from this investment is reinvested or applied to meet these obligations. The Group retains responsibility for these environmental obligations until such time as the former mine sites have been rehabilitated in accordance with the relevant environmental legislation. These obligations are therefore included under non-current provisions. Refer to note 18 Provisions.

12    Inventories

		2014	2013
		US$M	US$M
Current
Raw materials and consumables	– at net realisable value (a)	39	5
	– at cost	2,161	1,993

		2,200	1,998

Work in progress	– at net realisable value (a)	185	322
	– at cost	2,269	2,033

		2,454	2,355

Finished goods	– at net realisable value (a)	239	220
	– at cost	1,120	1,248

		1,359	1,468

Total current inventories		6,013	5,821

Non-current
Raw materials and consumables	– at net realisable value (a)	–	47
	– at cost	225	436

		225	483

Work in progress	– at net realisable value (a)	4	7
	– at cost	130	112

		134	119

Finished goods	– at net realisable value (a)	–	–
	– at cost	104	17

		104	17

Total non-current inventories		463	619

(a)	US$95 million of inventory write-downs were recognised during the year (2013: US$62 million; 2012: US$56 million). Inventory write-downs of US$69 million made in previous periods were reversed during the year (2013: US$18 million; 2012: US$ nil).

13    Property, plant and equipment

Year ended 30 June 2014	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Exploration and evaluation	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Cost
At the beginning of the financial year	10,446	81,304	32,117	23,560	2,823	150,250
Additions	5	2,564	1,424	14,028	99	18,120
Disposals	(78)	(521)	(253)	–	(80)	(932)
Divestment of subsidiaries and operations	(9)	(1,882)	(247)	–	–	(2,138)
Transferred to assets held for sale	(2)	(27)	–	24	–	(5)
Exchange variations taken to reserve	–	4	–	2	–	6
Transfers and other movements	3,298	18,849	(219)	(22,288)	(23)	(383)

At the end of the financial year	13,660	100,291	32,822	15,326	2,819	164,918

Accumulated depreciation and impairments
At the beginning of the financial year	2,950	37,138	8,171	–	1,426	49,685
Charge for the year	584	6,653	1,203	–	3	8,443
Impairments for the year	153	397	73	–	167	790
Reversal of impairments	–	–	–	–	(56)	(56)
Disposals	(14)	(459)	(230)	–	(80)	(783)
Divestment of subsidiaries and operations	–	(1,699)	(215)	–	–	(1,914)
Transferred to assets held for sale	–	–	–	–	–	–
Exchange variations taken to reserve	–	7	–	–	–	7
Transfers and other movements	6	828	(890)	15	–	(41)

At the end of the financial year	3,679	42,865	8,112	15	1,460	56,131

Net book value at 30 June 2014	9,981	57,426	24,710	15,311	1,359	108,787

Year ended 30 June 2013	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Exploration and evaluation	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Cost
At the beginning of the financial year	8,749	68,062	32,986	20,286	2,219	132,302
Additions	45	123	1,707	19,861	496	22,232
Disposals	(178)	(717)	(35)	–	(54)	(984)
Divestment of subsidiaries and operations	–	–	–	–	–	–
Transferred to assets held for sale	(224)	(1,404)	(1,044)	(175)	(42)	(2,889)
Exchange variations taken to reserve	–	(75)	–	(3)	–	(78)
Transfers and other movements	2,054	15,315	(1,497)	(16,409)	204	(333)

At the end of the financial year	10,446	81,304	32,117	23,560	2,823	150,250

Accumulated depreciation and impairments
At the beginning of the financial year	2,488	29,629	7,273	58	621	40,069
Charge for the year	445	4,419	1,953	–	4	6,821
Impairments for the year	356	3,246	854	–	1,099	5,555
Reversal of impairments	(12)	(55)	–	–	–	(67)
Disposals	(156)	(647)	(28)	–	(4)	(835)
Divestment of subsidiaries and operations	–	–	–	–	–	–
Transferred to assets held for sale	(193)	(796)	(845)	–	–	(1,834)
Exchange variations taken to reserve	–	(68)	–	–	–	(68)
Transfers and other movements	22	1,410	(1,036)	(58)	(294)	44

At the end of the financial year	2,950	37,138	8,171	–	1,426	49,685

Net book value at 30 June 2013	7,496	44,166	23,946	23,560	1,397	100,565

14    Intangible assets

	2014			2013
	Goodwill	Other intangibles	Total	Goodwill	Other intangibles	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Cost
At the beginning of the financial year	4,105	2,246	6,351	4,105	2,132	6,237
Additions	–	291	291	–	119	119
Disposals	–	(3)	(3)	–	(13)	(13)
Divestments of subsidiaries and operations	(23)	–	(23)	–	–	–
Impairments for the year	(48)	–	(48)	–	–	–
Transfers and other movements	–	(17)	(17)	–	8	8

At the end of the financial year	4,034	2,517	6,551	4,105	2,246	6,351

Accumulated amortisation and impairments
At the beginning of the financial year	–	855	855	–	651	651
Disposals	–	(3)	(3)	–	(13)	(13)
Charge for the year	–	258	258	–	210	210
Impairments for the year	–	17	17	–	7	7
Transfers and other movements	–	(15)	(15)	–	–	–

At the end of the financial year	–	1,112	1,112	–	855	855

Total intangible assets	4,034	1,405	5,439	4,105	1,391	5,496

The carrying amount of goodwill has been allocated to the cash-generating units (CGUs), or groups of CGUs, as follows:

Cash-generating units	2014	2013
	US$M	US$M
Onshore US	3,568	3,591
Other	466	514

	4,034	4,105

Impairment testing of goodwill

For the purpose of impairment testing, goodwill has been allocated to CGUs, or groups of CGUs, that are expected to benefit from the synergies of the business combination and which represent the level at which management will monitor and manage the goodwill.

Onshore US

The goodwill of US$3,591 million that arose from the acquisition of Petrohawk Energy Corporation in 2011 has been allocated to the Onshore US group of CGUs which comprises the Eagle Ford, the Permian Basin, Haynesville and Fayetteville CGUs. During the period, the Group disposed its interest in South Midland (within the Permian Basin). Goodwill of US$23 million was allocated to South Midland to calculate the loss on disposal. Accordingly, goodwill allocated to the Onshore US group of CGUs is US$3,568 million.

The Onshore US group of CGUs comprises the natural gas and liquid reserves and resources, production wells and associated infrastructure including gathering systems and processing facilities in the Eagle Ford, Haynesville and the Permian areas in Texas and Louisiana (US) and the Fayetteville area in Arkansas (US). The Onshore US group of CGUs is part of the Petroleum and Potash reportable segment. The Onshore US group of CGUs was tested for impairment after testing each of the individual CGUs that it comprises.

The recoverable amount of the Onshore US group of CGUs was determined based on fair value less costs of disposal (FVLCD). FVLCD was determined as the present value of the estimated future cash flows (expressed in real terms) expected to arise from the continued use of the assets (life of asset), including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows were discounted using a real after tax discount rate that reflected current market assessments of the time value of money and the risks specific to the CGU.

The determination of FVLCD was most sensitive to the following assumptions:

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

The crude oil and natural gas prices used in the FVLCD determinations were either lower or within the following range of prices published by market commentators:

	2014	2013
Crude oil price (US$/bbl)	88.00 – 107.79	71.00 – 125.00
Natural gas price (US$/MMBtu)	3.84 – 5.84	4.45 – 6.51

Discount rate – in arriving at the FVLCD, a real post-tax discount rate of 6.0 per cent (2013: 5.9 per cent) was applied to the post-tax cash flows expressed in real terms. This discount rate was derived from the Group’s post-tax weighted average cost of capital (WACC), with appropriate adjustments made to reflect the risks specific to the CGU.

Year ended 30 June 2014

The impairment tests for the individual Eagle Ford, the Permian Basin, Haynesville and Fayetteville CGUs indicated that no impairments or reversal of prior impairments were required. The impairment test of the Onshore US group of CGUs indicated that the recoverable amount of the Onshore US group of CGUs exceeded its carrying amount by US$598 million and no impairment was required.

The table below shows the key assumptions used in the FVLCD as well as the amount by which each key assumption must change in isolation in order for the estimated recoverable amount to be equal to the carrying amount of the Onshore US group of CGUs, including goodwill. Owing to the complexity of the analysis caused by relationships between each key assumption, such that a change in one would cause a change in several other inputs to the calculation, the analysis below was performed for each assumption individually.

	Assumptions used in FVLCD	Change required for the carrying amount to equal the recoverable amount
Production volumes	Management’s long-term plan	decrease of 1.2%
Crude oil prices (US$/bbl)	79.42 – 92.83	decrease of 5.1%
Natural gas prices (US$/MMBtu)	4.07– 5.57	decrease of 3.5%
Discount rate	6.0%	increase of 20 basis points

Year ended 30 June 2013

The impairment tests for the individual Eagle Ford, Haynesville and Fayetteville CGUs indicated that no impairments were required. However, an impairment of US$266 million was recognised in relation to the Permian Basin. In the prior year, the Permian Basin had been identified as one CGU. However, the current development plan identifies two distinct regions that would have to be developed independently: North Reeves/Pecos region (Delaware Basin) and South Midland (Midland Basin) region. Management also noted that each region has a separate and distinctive basin; they are geographically distant; and they do not share common infrastructure. Accordingly, management determined that each region represents a separate CGU. The US$266 million impairment relates to the South Midland CGU and was recognised against property, plant and equipment. Refer to note 3 ‘Exceptional items’ for further discussion.

The impairment test of the Onshore US group of CGUs was therefore performed after the Permian assets were written down to their recoverable amount (which was based on FVLCD measured using discounted cash flow projections). The result indicated that the recoverable amount of the Onshore US group of CGUs exceeded its carrying amount including goodwill by US$4,104 million and no further impairment was required.

The table below shows the key assumptions used in the FVLCD as well as the amount by which each key assumption must change in isolation in order for the estimated recoverable amount to be equal to the carrying amount of the Onshore US group of CGUs, including goodwill. Owing to the complexity of the analysis caused by relationships between each key assumption, such that a change in one would cause a change in several other inputs to the calculation, the analysis below was performed for each assumption individually.

	Assumptions used in FVLCD	Change required for the carrying amount to equal the recoverable amount
Production volumes	Management’s long-term plan	decrease of 7%
Crude oil prices (US$/bbl)	82.50 – 91.54	decrease of 23%
Natural gas prices (US$/MMBtu)	4.14 – 5.66	decrease of 18%
Discount rate	5.9%	increase of 160 basis points

Other

Goodwill held by other CGUs is US$466 million (2013: US$514 million), representing less than one per cent of net assets at 30 June 2014 (2013: less than one per cent). The goodwill has been allocated across a number of CGUs in different reportable segments, with no CGU accounting for more than US$200 million of total goodwill.

15    Trade and other payables

	2014	2013
	US$M	US$M
Current
Trade creditors	6,973	7,601
Other creditors	3,172	3,259

Total current payables	10,145	10,860

Non-current
Other creditors	113	286

Total non-current payables	113	286

16    Interest bearing liabilities

	2014	2013
	US$M	US$M
Current
Unsecured bank loans (a)	81	74
Notes and debentures (a)	4,002	3,531
Commercial paper	–	1,330
Secured bank loans (a) (b)	–	20
Finance leases	93	29
Unsecured other	35	94
Unsecured bank overdrafts and short-term borrowings	51	10

Total current interest bearing liabilities	4,262	5,088

Non-current
Unsecured bank loans (a)	1,381	1,012
Notes and debentures (a)	27,245	26,728
Redeemable preference shares (c)	–	15
Finance leases	1,291	108
Unsecured other (a)	410	236

Total non-current interest bearing liabilities	30,327	28,099

(a)	Includes US$75 million (2013: US$66 million) share of bank loans and other borrowings arranged by joint operations to fund the financing of joint operations. While the Group chose to finance the joint operations directly and not to participate in the external borrowing programs arranged by the joint operations, it recognises its share of those borrowings in accordance with the terms of each arrangement, which are usually in proportion to the Group’s interest in the joint operation. A corresponding amount is recognised in interest bearing loans receivables. Refer to note 10 Trade and other receivables, reflecting the direct funding of the Group’s contribution to each joint operation.

(b)	Secured bank loans for 2013 includes US$20 million secured by a pledge over the assets of the Mozal SARL joint operation. The bank loan was repaid during the 2014 financial year. As at 30 June 2014, the pledge over the assets has not yet been released.

(c)	Redeemable preference shares for 2013 comprised 150 Series A preferred shares issued by BHP Billiton Foreign Holdings Inc. at US$100,000 each fully paid, cumulative and non-participating. The shares were redeemed at par at the option of BHP Billiton Foreign Holdings Inc. during the 2014 financial year.

17    Other financial liabilities

	2014	2013
	US$M	US$M
Current
Cross currency and interest rate swaps, and swaptions	–	173
Forward exchange contracts	–	1
Commodity contracts	–	20
Other derivative contracts	16	16

Total current other financial liabilities	16	210

Non-current
Cross currency and interest rate swaps	273	553
Commodity contracts	9	8
Other derivative contracts	21	21

Total non-current other financial liabilities	303	582

18    Provisions

	2014	2013
	US$M	US$M
Current
Employee benefits (a)	1,727	1,621
Restructuring (b)	26	46
Closure and rehabilitation (c)	368	370
Post-retirement employee benefits (d)	23	6
Other	360	329

Total current provisions	2,504	2,372

Non-current
Employee benefits (a)	247	260
Restructuring (b)	–	1
Closure and rehabilitation (c)	8,927	7,247
Post-retirement employee benefits (d)	519	548
Other	198	122

Total non-current provisions	9,891	8,178

(a)	The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits.

(b)	Total restructuring provisions include provisions for business terminations and office closures.

(c)	Total closure and rehabilitation provisions include provisions for closed sites of US$1,514 million (2013: US$1,075 million).

(d)	The provision for post-retirement employee benefits includes pension liabilities of US$117 million (2013: US$139 million) and post-retirement medical benefit liabilities of US$425 million (2013: US$415 million). Refer to note 30 Pension and other post-retirement obligations. The non-current provision includes Non-executive Directors’ retirement benefits of US$1 million (2013: US$1 million).

	Employee benefits	Restructuring	Closure and rehabilitation	Post-retirement employee benefits	Other	Total
	US$M	US$M	US$M	US$M	US$M	US$M
At the beginning of the financial year	1,881	47	7,617	554	451	10,550
Amounts capitalised	–	–	1,194	–	–	1,194
Dividends determined	–	–	–	–	6,276	6,276
Charge/(credit) for the year:
Underlying	1,602	48	413	183	388	2,634
Discounting	7	–	465	–	–	472
Net interest expense	–	–	–	22	–	22
Exchange variations	(14)	–	(17)	(2)	77	44
Released during the year	(21)	(16)	(35)	(1)	(141)	(214)
Actuarial gains taken to retained earnings	–	–	–	(57)	–	(57)
Exchange variations taken to reserve	–	–	10	(1)	–	9
Utilisation	(1,455)	(69)	(219)	(151)	(85)	(1,979)
Dividends paid	–	–	–	–	(6,387)	(6,387)
Divestments of subsidiaries and operations	–	–	(145)	–	–	(145)
Transferred to liabilities held for sale	3	–	(2)	1	–	2
Transfers and other movements	(29)	16	14	(6)	(21)	(26)

At the end of the financial year	1,974	26	9,295	542	558	12,395

19    Share capital

	BHP Billiton Limited			BHP Billiton Plc
	2014	2013	2012	2014	2013	2012
	US$M	US$M	US$M	US$M	US$M	US$M
Share capital
At the beginning of the financial year	1,186	1,186	1,183	1,069	1,069	1,070
Shares bought back and cancelled (a)	–	–	–	–	–	(1)
Proceeds from the issue of shares	–	–	3	–	–	–

At the end of the financial year	1,186	1,186	1,186	1,069	1,069	1,069

Treasury shares
At the beginning of the financial year	(8)	(8)	(1)	(532)	(525)	(622)
Purchase of shares by ESOP Trusts	(290)	(330)	(318)	(78)	(115)	(106)
Employee share awards exercised following vesting	247	330	311	74	108	120
Shares bought back (a)	–	–	–	–	–	–
Shares cancelled (a)	–	–	–	–	–	83

At the end of the financial year (b)	(51)	(8)	(8)	(536)	(532)	(525)

	BHP Billiton Limited			BHP Billiton Plc (c)
	2014 Shares (d)	2013 Shares (d)	2012 Shares (d)	2014 Shares (d)	2013 Shares (d)	2012 Shares (d)
Share capital issued
Ordinary shares fully paid	3,211,691,105	3,211,691,105	3,211,691,105	2,136,185,454	2,136,185,454	2,136,185,454
Comprising:
– Shares held by the public	3,210,206,876	3,211,448,985	3,211,448,985	2,110,945,784	2,111,078,268	2,111,273,967
– Treasury shares	1,484,229	242,120	242,120	25,239,670	25,107,186	24,911,487
Special Voting Share of no par value (e)	1	1	1
5.5% Preference shares of £1 each (f)				50,000	50,000	50,000
Special Voting Share of US$0.50 par value (e)				1	1	1

	BHP Billiton Limited			BHP Billiton Plc
	2014 Shares	2013 Shares	2012 Shares	2014 Shares	2013 Shares	2012 Shares
Movement in shares held by the public
Opening number of shares	3,211,448,985	3,211,448,985	3,211,607,567	2,111,078,268	2,111,273,967	2,110,963,849
Shares issued on the exercise of Group Incentive Scheme awards	–	–	36,418	–	–	–
Purchase of shares by ESOP Trusts	(8,621,160)	(9,545,296)	(8,077,647)	(2,563,735)	(3,761,193)	(3,055,030)
Employee share awards exercised following vesting	7,379,051	9,545,296	7,882,647	2,431,251	3,565,494	3,365,148

Closing number of shares (g)	3,210,206,876	3,211,448,985	3,211,448,985	2,110,945,784	2,111,078,268	2,111,273,967

	BHP Billiton Limited			BHP Billiton Plc
	2014 Shares	2013 Shares	2012 Shares	2014 Shares	2013 Shares	2012 Shares
Movement in Treasury shares
Opening number of shares	242,120	242,120	47,120	25,107,186	24,911,487	27,403,342
Purchase of shares by ESOP Trusts	8,621,160	9,545,296	8,077,647	2,563,735	3,761,193	3,055,030
Employee share awards exercised following vesting	(7,379,051)	(9,545,296)	(7,882,647)	(2,431,251)	(3,565,494)	(3,365,148)
Shares cancelled (a)	–	–	–	–	–	(2,181,737)

Closing number of shares	1,484,229	242,120	242,120	25,239,670	25,107,186	24,911,487

(a)	On 15 November 2010, BHP Billiton announced the reactivation of the remaining US$4.2 billion component of its previously suspended US$13 billion buy-back program and subsequently announced an expanded US$10 billion capital management program on 16 February 2011. This expanded program was completed on 29 June 2011 through a combination of on-market and off-market buy-backs. In accordance with the UK Companies Act 2006 and the resolutions passed at the 2010 Annual General Meetings, BHP Billiton Limited purchased fully paid shares in BHP Billiton Plc on-market and then transferred those shares to BHP Billiton Plc for nil consideration and cancellation. BHP Billiton Plc shares bought back as part of this program prior to 29 June 2011 but cancelled after 30 June 2011 were accounted for as Treasury shares within the share capital of BHP Billiton Plc.

(b)	Treasury shares include US$ nil and US$2 million held by subsidiaries in respect of ESOP Trusts for BHP Billiton Limited and BHP Billiton Plc respectively (2013: US$ nil and US$1 million; 2012: US$ nil and US$ nil).

(c)	An Equalisation Share (US$0.50 par value) has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc Group to the BHP Billiton Limited Group should this be required under the terms of the DLC merger. The Directors have the ability to issue the Equalisation Share if required under those terms. The Constitution of BHP Billiton Limited allows the Directors of that Company to issue a similar Equalisation Share. There has been no movement in this class of share.

(d)	The total number of BHP Billiton Limited shares of all classes is 3,211,691,106 of which 99.99 per cent are ordinary shares fully paid (2013: 3,211,691,106, 99.99 per cent; 2012: 3,211,691,106, 99.99 per cent). The total number of BHP Billiton Plc shares of all classes is 2,136,235,455 of which 99.99 per cent are ordinary shares of US$0.50 par value (2013: 2,136,235,455, 99.99 per cent; 2012: 2,136,235,455, 99.99 per cent). Any profit remaining after payment of preferred distributions is available for distribution to the holders of BHP Billiton Limited and BHP Billiton Plc ordinary shares in equal amounts per share.

(e)	Each of BHP Billiton Limited and BHP Billiton Plc issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Limited and BHP Billiton Plc on Joint Electorate Actions. There has been no movement in these shares.

(f)	Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Billiton Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. There has been no movement in these shares, all of which are held by JP Morgan Limited.

(g)	During the period 1 July 2014 to 11 September 2014, no fully paid ordinary shares in BHP Billiton were issued on the exercise of Group Incentive Scheme awards.

20    Other equity

	2014	2013	2012
	US$M	US$M	US$M
Reserves
Share premium account (a)
At the beginning of the financial year	518	518	518

At the end of the financial year	518	518	518

Foreign currency translation reserve (b)
At the beginning of the financial year	55	53	34
Exchange fluctuations on translation of foreign operations taken to equity	(1)	2	19

Total other comprehensive income	(1)	2	19

At the end of the financial year	54	55	53

Employee share awards reserve (c)
At the beginning of the financial year	605	697	680
Net deferred tax arising on accrued employee entitlement for share awards	–	(42)	(56)

Total other comprehensive income	–	(42)	(56)
Employee share awards exercised net of employee contributions	(221)	(243)	(189)
Employee share awards forfeited	(32)	(17)	(8)
Accrued employee entitlement for unexercised awards	247	210	270

At the end of the financial year	599	605	697

Hedging reserve – cash flow hedges (d)
At the beginning of the financial year	127	(80)	–
Gains/(losses) taken to equity	681	223	(320)
(Gains)/losses transferred to the income statement	(678)	73	205
Deferred tax relating to cash flow hedges	(1)	(89)	35

Total other comprehensive income	2	207	(80)

At the end of the financial year	129	127	(80)

Financial assets reserve (e)
At the beginning of the financial year	140	230	276
Net valuation losses on available for sale investments taken to equity	(15)	(103)	(32)
Net valuation gains on available for sale investments transferred to the income statement	(14)	(1)	(2)
Deferred tax relating to revaluation gains and losses	4	14	(12)

Total other comprehensive income	(25)	(90)	(46)

At the end of the financial year	115	140	230

Share buy-back reserve (f)
At the beginning of the financial year	165	165	164
BHP Billiton Plc shares cancelled	–	–	1

At the end of the financial year	165	165	165

Non-controlling interest contribution reserve (g)
At the beginning of the financial year	360	329	329
Issue of share options to non-controlling interests	–	49	–
Distribution to option holders	(2)	–	–
Equity contributed	989	–	–
Divestment of equity accounted investment	–	(18)	–

At the end of the financial year	1,347	360	329

Total reserves	2,927	1,970	1,912

	2014	2013	2012
	US$M	US$M	US$M
Retained earnings
At the beginning of the financial year	66,982	61,892	52,731
Profit after taxation	13,832	11,223	15,473
Actuarial gains/(losses) on pension and medical schemes	57	60	(253)
Tax recognised within other comprehensive income	12	26	123

Total comprehensive income	13,901	11,309	15,343
BHP Billiton Plc shares cancelled – refer to note 19 Share capital	–	–	(83)
Employee share awards exercised, net of employee contributions and forfeitures	(59)	(161)	(205)
Dividends	(6,276)	(6,076)	(5,894)
Divestment of equity accounted investment	–	18	–

At the end of the financial year	74,548	66,982	61,892

	2014	2013	2012
	US$M	US$M	US$M
Non-controlling interests
At the beginning of the financial year	4,624	3,789	2,825
Profit after taxation	1,392	1,597	1,144
Net valuation gains on available for sale investments taken to equity	–	2	–
Actuarial gains on pension and medical schemes	–	1	3
Tax recognised within other comprehensive income	–	(1)	(1)

Total comprehensive income	1,392	1,599	1,146
Distribution to option holders	(2)	–	–
Dividends	(252)	(837)	(343)
Equity contributed	477	73	161

At the end of the financial year	6,239	4,624	3,789

(a)	The share premium account represents the premium paid on the issue of BHP Billiton Plc shares recognised in accordance with the UK Companies Act 2006.

(b)	The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Group into US dollars.

(c)	The employee share awards reserve represents the accrued employee entitlements to share awards that have been charged to the income statement and have not yet been exercised.

(d)	The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognised in the income statement when the hedged transaction impacts the income statement, or is recognised as an adjustment to the cost of non-financial hedged items.

(e)	The financial assets reserve represents the revaluation of available for sale financial assets. Where a revalued financial asset is sold or impaired, the relevant portion of the reserve is transferred to the income statement.

(f)	The share buy-back reserve represents the par value of BHP Billiton Plc shares which were purchased and subsequently cancelled. The cancellation of the shares creates a non-distributable reserve.

(g)	The non-controlling interest contribution reserve represents the excess of consideration received over the book value of net assets attributable to the equity instruments when acquired by non-controlling interests.

Summarised financial information relating to each of the Group’s subsidiaries with non-controlling interests (NCI) that are material to the Group, before any intra-group eliminations, is shown below:

2014 US$M	BHP Iron Ore (Jimblebar) Pty Ltd (a)	Minera Escondida Limitada	Samancor Holdings (Proprietary) Limited	Groote Eylandt Mining Company Pty Ltd	Other individually immaterial subsidiaries	Intra-group eliminations	Total
BHP Billiton share (per cent)	85.0	57.5	60.0	60.0

Current assets (b)	626	2,793	17	154
Non-current assets (b)	4,006	10,803	1,175	1,178
Current liabilities	(495)	(1,034)	(7)	(125)
Non-current liabilities	(1,481)	(2,075)	–	(225)

Net assets	2,656	10,487	1,185	982

Net assets attributable to NCI	388	4,457	474	393	529	(2)	6,239

Revenue	994	8,706	–	990
Profit after taxation	204	3,007	(1)	261
Other comprehensive income	–	–	–	–

Total comprehensive income	204	3,007	(1)	261

Profit after taxation attributable to NCI	22	1,278	–	104	(9)	(3)	1,392
Other comprehensive income attributable to NCI	–	–	–	–	–	–	–
Dividends paid to NCI	–	74	–	120	58	–	252

2013 US$M
BHP Billiton share (per cent)	100.0	57.5	60.0	60.0

Current assets (b)	–	2,597	18	635
Non-current assets (b)	–	8,361	1,175	1,085
Current liabilities	–	(1,384)	(6)	(543)
Non-current liabilities	–	(1,911)	–	(156)

Net assets	–	7,663	1,187	1,021

Net assets attributable to NCI	–	3,253	475	408	486	2	4,624

Revenue	–	8,826	–	935
Profit after taxation	–	3,309	(5)	349
Other comprehensive income	–	–	–	–

Total comprehensive income	–	3,309	(5)	349

Profit after taxation attributable to NCI	–	1,406	(2)	108	70	15	1,597
Other comprehensive income attributable to NCI	–	–	–	–	2	–	2
Dividends paid to NCI	–	782	–	32	23	–	837

2012 US$M	BHP Iron Ore (Jimblebar) Pty Ltd (a)	Minera Escondida Limitada	Samancor Holdings (Proprietary) Limited	Groote Eylandt Mining Company Pty Ltd	Other individually immaterial subsidiaries	Intra-group eliminations	Total
BHP Billiton share (per cent)	100.0	57.5	60.0	60.0

Revenue	–	7,155	–	798
Profit after taxation	–	2,506	(21)	186
Other comprehensive income	–	–	–	–

Total comprehensive income	–	2,506	(21)	186

Profit after taxation attributable to NCI	–	1,065	(11)	74	5	11	1,144
Other comprehensive income attributable to NCI	–	–	–	–	2	–	2
Dividends paid to NCI	–	287	–	48	8	–	343

(a)	The Group has an effective interest of 92.5 per cent in BHP Iron Ore (Jimblebar) Pty Ltd, however by virtue of the shareholder agreement with ITOCHU Minerals & Energy of Australia Pty Ltd and Mitsui & Co. Iron Ore Exploration & Mining Pty Ltd, our interest in the Jimblebar mining operation is 85 per cent which is consistent with the other respective joint operations at Western Australia Iron Ore.

(b)	Whilst the Group controls these subsidiaries, the non-controlling interests hold certain protective rights which restrict the Group’s ability to sell assets held by these subsidiaries, or use the assets in other subsidiaries and operations owned by the Group. These subsidiaries are also restricted from paying dividends without the approval of the non-controlling interests.

21    Contingent liabilities

Contingent liabilities at balance date, not otherwise provided for in the financial statements, are categorised as arising from:

	2014	2013
	US$M	US$M
Associates and joint ventures
Bank guarantees (a)	–	–
Actual or potential litigation (b)	1,651	1,390
Other	11	8

Total associates and joint ventures	1,662	1,398

Subsidiaries and joint operations
Bank guarantees (a)	23	24
Actual or potential litigation (b)	1,602	1,313
Other	89	48

Total subsidiaries and joint operations	1,714	1,385

Total contingent liabilities	3,376	2,783

(a)	The Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.

(b)

Actual or potential litigation, including tax-related amounts, predominantly relate to a number of actions against the Group, none of which are individually significant and where the liability is not probable and therefore the Group has not provided for such amounts in these financial statements. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present, and for which no amounts have been included in the table above.

In addition to the amounts reported above, following requests for information in August 2009 from the US Securities and Exchange Commission (SEC), the Group commenced an internal investigation and disclosed to relevant authorities evidence that it has uncovered regarding possible violations of applicable anti-corruption laws involving interactions with government officials.

The issues relate primarily to matters in connection with previously terminated exploration and development efforts, as well as hospitality provided as part of the Company’s sponsorship of the 2008 Beijing Olympics. The Group is currently discussing a potential resolution of the matter.

As has been publicly reported, the Australian Federal Police has indicated that it has commenced an investigation and the Group continues to fully cooperate with the relevant authorities.

In light of the continuing nature of the investigations it is not appropriate at this stage for BHP Billiton to predict outcomes, and therefore no amount has been included in the contingent liabilities above.

22    Commitments

	2014	2013
	US$M	US$M
Capital expenditure commitments	4,798	5,175

Lease expenditure commitments
Finance leases (a)
Due not later than one year	203	59
Due later than one year and not later than two years	195	56
Due later than two years and not later than three years	193	50
Due later than three years and not later than four years	163	47
Due later than four years and not later than five years	153	19
Due later than five years	1,709	36

Total commitments under finance leases	2,616	267
Future financing charges	(1,174)	(57)
Right to reimbursement from joint operations partner	(58)	(73)

Finance lease liability	1,384	137

Operating leases (b)
Due not later than one year	833	973
Due later than one year and not later than two years	560	774
Due later than two years and not later than three years	433	561
Due later than three years and not later than four years	227	406
Due later than four years and not later than five years	202	211
Due later than five years	1,272	1,466

Total commitments under operating leases	3,527	4,391

(a)	Finance leases include leases of power generation and transmission assets. Lease payments are subject to inflation escalation clauses on which contingent rentals are determined. The leases contain extension and renewal options.

(b)	Operating leases include leases of property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options.

23    Notes to the consolidated cash flow statement

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents include highly liquid investments that are readily convertible to cash and with a maturity of less than 90 days, bank overdrafts and interest bearing liabilities at call.

	2014	2013	2012
	US$M	US$M	US$M
Cash and cash equivalents comprise:
Cash	1,726	2,521	1,206
Short-term deposits	7,077	3,156	3,268

Total cash and cash equivalents (a) (b)	8,803	5,677	4,474
Bank overdrafts and short-term borrowings – refer to note 16 Interest bearing liabilities	(51)	(10)	(20)

Total cash and cash equivalents, net of overdrafts	8,752	5,667	4,454

(a)	Cash and cash equivalents include US$738 million (2013: US$674 million; 2012: US$326 million) which is restricted by legal or contractual arrangements. This amount includes contributions made during the period of US$100 million (2013: US$106 million) to the BHP Billiton Foundation and US$ nil to BHP Billiton Sustainable Communities Trust (2013: US$ nil). These trusts hold US$342 million of cash and cash equivalents that can only be used to fund community development programmes and is not available for use by the wider Group (2013: US$284 million).

(b)	Cash and cash equivalents include US$600 million (2013: US$794 million) which is subject to restrictions imposed by governments where approval is required to repatriate cash out of a country.

Significant non-cash investing and financing transactions

Property, plant and equipment of US$1,268 million (2013: US$ nil; 2012: US$28 million) was acquired under finance leases.

Property, plant and equipment of US$ nil (2013: US$49 million; 2012: US$ nil) was acquired under vendor financing arrangements.

Divestment of subsidiaries, operations, joint operations and equity accounted investments

The Group disposed of the following subsidiaries, operations, joint operations and equity accounted investments during the year ended:

30 June 2014

•	Pinto Valley and San Manuel Arizona Railroad Company

•	Liverpool Bay

•	South Midland (Onshore US – Midland Basin)

•	Kelar SA

30 June 2013

•	Richards Bay Minerals

•	EKATI

30 June 2012

•	Gulf of Mexico assets – West Cameron, Starlifter and Mustang

Details of the divestment of subsidiaries, operations, joint operations and equity accounted investments are as follows:

	2014	2013	2012
	US$M	US$M	US$M
Assets
Cash and cash equivalents	–	51	–
Trade and other receivables	2	1	–
Other financial assets	2	–	–
Investments accounted for using the equity method	–	–	–
Inventories	74	209	–
Property, plant and equipment	452	668	1
Intangible assets	23	–	–
Deferred tax assets	3	77	–

Total assets	556	1,006	1

Liabilities
Trade and other payables	(62)	(10)	–
Current tax payable	(2)	(3)	–
Provisions	(320)	(302)	(14)
Deferred tax liabilities	–	(138)	–
Deferred income	(27)	–	–

Total liabilities	(411)	(453)	(14)

Net assets/(liabilities) disposed	145	553	(13)

Less non-controlling interest share of net assets disposed	–	–	–

BHP Billiton share of net assets/(liabilities) disposed	145	553	(13)

Gross cash consideration	812	2,253	6
Less cash and cash equivalents disposed	–	(51)	–

Net cash consideration received	812	2,202	6

Less repayment of intercompany loan (a)	–	(488)	–
Add deferred consideration	6	–	–

Gains on sale of subsidiaries, operations, joint operations and equity accounted investments	673	1,212	19

(a)	Repayment of intercompany financing facilities which became external upon transition to IFRS 11 ‘Joint Arrangements’.

Acquisition of subsidiaries and operations

In addition to the business combinations described in note 24 ‘Business combinations’, the Group acquired the following subsidiaries and operations during the year ended:

30 June 2014

There were no acquisitions of subsidiaries or operations.

30 June 2013

There were no acquisitions of subsidiaries or operations.

30 June 2012

•	CEU Hawkville LLC

Details of the acquisitions of subsidiaries and operations, excluding those acquired through business combinations, refer to note 24 ‘Business combinations’, are as follows:

	2014	2013	2012
	US$M	US$M	US$M
Assets
Trade and other receivables	–	–	3
Other current assets	–	–	3
Property, plant and equipment	–	–	89

Assets acquired	–	–	95

Cash consideration paid	–	–	95

Sale of non-controlling interest in subsidiary

30 June 2014

On 20 June 2013, BHP Billiton announced an extension of its long-term WAIO joint venture relationship with ITOCHU Corporation (ITOCHU) and Mitsui & Co., Ltd. (Mitsui). The transaction was completed on 10 July 2013 and aligned interests across the WAIO supply chain. Under the terms of the agreement, ITOCHU and Mitsui purchased shares in BHP Iron Ore (Jimblebar) Pty Ltd providing them with an eight per cent and seven per cent non-controlling interest (NCI), respectively, in the Jimblebar mining hub and resource. The equity proceeds of US$1,337 million is included in the ‘Contributions from non-controlling interests’ item of the Consolidated Cash Flow Statement. The difference of US$971 million between the equity proceeds and the initial measurement of NCI of US$366 million is included in the non-controlling interest contribution reserve.

30 June 2013

There were no sales of interests in subsidiaries to non-controlling interests.

30 June 2012

There were no sales of interests in subsidiaries to non-controlling interests.

24    Business combinations

Major business combinations completed during the year ended 30 June 2014

There were no major business combinations.

Major business combinations completed during the year ended 30 June 2013

There were no major business combinations.

Major business combinations completed during the year ended 30 June 2012

The following business combinations were completed during the year.

Petrohawk Energy Corporation

In August 2011, the Group acquired all of the issued shares and outstanding shares of Petrohawk Energy Corporation Inc. (Petrohawk) for total consideration of US$12,005 million.

Petrohawk is an oil and natural gas company based in the United States. It owns a number of shale gas assets in Texas and Louisiana and associated midstream pipeline systems. This acquisition provides the Group with operated positions in the resource areas of the Eagle Ford, the Permian Basin and Haynesville.

Goodwill of US$3,591 million has been recognised in respect of the acquisition. The goodwill is attributable to the expected synergies to be realised through managing the portfolio of both the acquired assets and the Group’s existing assets, and to the measurement of deferred income taxes based on nominal amounts rather than fair value.

HWE Mining

On 30 September 2011, the Group acquired the HWE mining services business (HWE Mining) for total consideration of US$449 million.

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

25    Assets and liabilities held for sale

The Group classified the following subsidiaries and operations as held for sale during the year ended:

30 June 2014

There were no assets or liabilities held for sale at 30 June 2014.

30 June 2013

Pinto Valley

On 29 April 2013, the Group signed a definitive agreement to sell its Pinto Valley mining operation (Pinto Valley) and the associated San Manuel Arizona Railroad Company (SMARRCO) to Capstone Mining Corp. The sale completed on 11 October 2013 for a total cash consideration of US$653 million.

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

The remaining assets and liabilities classified as current assets and liabilities held for sale are presented in the table below:

	2014	2013
	US$M	US$M
Assets
Trade and other receivables	–	17
Inventories	–	43
Property, plant and equipment	–	223
Deferred tax assets	–	3

Total assets	–	286

Liabilities
Trade and other payables	–	41
Current tax payable	–	2
Provisions	–	177

Total liabilities	–	220

Net assets	–	66

There were no assets or liabilities held for sale at 30 June 2014. Amounts presented for 30 June 2013 represented the assets and liabilities of the Pinto Valley mining operation and the associated San Manuel Arizona Railroad Company.

26    Subsidiaries

Significant subsidiaries of the Group, which are those with the most significant contribution to the Group’s net profit or net assets, are as follows:

			Effective interest
Significant subsidiaries (a)	Country of incorporation	Principal activity	2014%	2013%
BHP Billiton Aluminium Australia Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
BHP Billiton Aluminium (RAA) Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
BHP Billiton Aluminium (Worsley) Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
BHP Billiton Canada Inc.	Canada	Diamond mining and potash pre-development	100	100
BHP Billiton Direct Reduced Iron Pty Ltd	Australia	Hot briquette iron plant (closed)	100	100
BHP Billiton Energy Coal South Africa Proprietary Limited (b)	South Africa	Coal mining	100	100
BHP Billiton Finance BV	Netherlands	Finance	100	100
BHP Billiton Finance Ltd	Australia	Finance	100	100
BHP Billiton Finance (USA) Ltd (c)	Australia	Finance	100	100
BHP Billiton Freight Singapore Pte Limited	Singapore	Freight services	100	100

			Effective interest
Significant subsidiaries (a)	Country of incorporation	Principal activity	2014%	2013%
BHP Billiton Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Billiton International Services Limited	UK	Service company	100	100
BHP Billiton International Trading (Shanghai) Co., Ltd.	China	Marketing and logistic services	100	100
BHP Billiton IO Mining Pty Ltd	Australia	Holding company	100	100
BHP Billiton Iron Ore Pty Ltd	Australia	Service company	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Asia Pte Ltd.	Singapore	Marketing support and services	100	100
BHP Billiton Marketing Inc.	US	Marketing and trading	100	100
BHP Billiton Metais SA	Brazil	Alumina refining and aluminium smelting	100	100
BHP Billiton MetCoal Holdings Pty Ltd	Australia	Holding company	100	100
BHP Billiton Minerals Pty Ltd	Australia	Iron ore, coal, silver, lead and zinc mining	100	100
BHP Billiton Mitsui Coal Pty Ltd	Australia	Coal mining	80	80
BHP Billiton New Mexico Coal Inc.	US	Holding company	100	100
BHP Billiton Nickel West Pty Ltd	Australia	Nickel mining, smelting, refining and administrative services	100	100
BHP Billiton Olympic Dam Corporation Pty Ltd	Australia	Copper and uranium mining	100	100
BHP Billiton Petroleum (Americas) Inc.	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Arkansas) Inc.	US	Hydrocarbons production	100	100
BHP Billiton Petroleum (Australia) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Bass Strait) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Deepwater) Inc.	US	Hydrocarbons exploration, development and production	100	100
BHP Billiton Petroleum (Eagle Ford Gathering) LLC	US	Hydrocarbons exploration and production	75	75
BHP Billiton Petroleum (Fayetteville) LLC	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (International Exploration) Pty Ltd	Australia	Hydrocarbons development and production	100	100
BHP Billiton Petroleum (KCS Resources), LLC	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (New Ventures) Corporation	Canada	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (North West Shelf) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Sabah) Corporation	Canada	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Tx Gathering) LLC	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Victoria) Pty Ltd	Australia	Hydrocarbons development	100	100
BHP Billiton Petroleum Great Britain Limited	UK	Hydrocarbons production	100	100
BHP Billiton Petroleum Properties (N.A.) LP	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Billiton SA Limited	South Africa	Holding and service company	100	100
BHP Billiton Shared Services Malaysia Sdn. Bhd.	Malaysia	Service company	100	100
BHP Billiton SSM Development Pty Ltd	Australia	Holding company	100	100
BHP Billiton (Trinidad – 2C) Ltd	Canada	Hydrocarbons development	100	100
BHP Chile Inc.	Chile	Service company	100	100
BHP Coal Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Copper Inc.	US	Copper mining, development and reclamation	100	100
BHP Escondida Inc.	US	Holding company	100	100
BHP Iron Ore (Jimblebar) Pty Ltd (d)	Australia	Iron ore mining	85	100

			Effective interest
Significant subsidiaries (a)	Country of incorporation	Principal activity	2014%	2013%
BHP Navajo Coal Company (e)	US	Coal mining	–	100
BHP Petroleum (Pakistan) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Queensland Coal Investments Pty Ltd	Australia	Holding company and coal mining	100	100
Billiton Aluminium SA (Pty) Limited	South Africa	Aluminium smelting	100	100
Broken Hill Proprietary (USA) Inc.	US	Service company	100	100
Cerro Matoso SA	Colombia	Nickel mining and ferronickel smelting	99.9	99.9
Compania Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Dendrobium Coal Pty Ltd	Australia	Coal mining	100	100
Endeavour Coal Pty Ltd	Australia	Coal mining	100	100
Groote Eylandt Mining Company Pty Ltd	Australia	Manganese mining	60	60
Hillside Aluminium (Pty) Limited	South Africa	Aluminium smelting	100	100
Hotazel Manganese Mines (Proprietary) Limited (b)	South Africa	Manganese ore mining and processing	54.6	54.6
Hunter Valley Energy Coal Pty Ltd	Australia	Coal mining	100	100
Illawarra Coal Holdings Pty Ltd	Australia	Coal mining	100	100
Illawarra Services Pty Ltd	Australia	Coal mining	100	100
Minera Escondida Limitada (f)	Chile	Copper mining	57.5	57.5
Minera Spence SA	Chile	Copper mining	100	100
Petrohawk Energy Corporation	US	Hydrocarbons exploration and production	100	100
PT Lahai Coal	Indonesia	Coal exploration	75	75
Rio Algom Limited	Canada	Holding Company	100	100
Samancor AG	Switzerland	Marketing	60	60
Samancor Manganese (Proprietary) Limited	South Africa	Manganese mining and manganese alloys	60	60
San Juan Coal Company	US	Coal mining	100	100
Tasmanian Electro Metallurgical Company Pty Ltd	Australia	Manganese alloys	60	60
UMAL Consolidated Pty Ltd	Australia	Holding company and coal mining	100	100
Winwell Resources LLC	US	Holding company	100	100
WMC Finance (USA) Limited	Australia	Finance	100	100

(a)	A complete list of the Group’s subsidiaries will be attached to BHP Billiton Plc’s annual return made to the UK Registrar of Companies.

(b)	The Group’s effective interest in BHP Billiton Energy Coal South Africa Proprietary Limited will reduce to 90 per cent and effective interest in Hotazel Manganese Mines (Proprietary) Limited will reduce to 44.4 per cent pursuant to Broad-Based Black Economic Empowerment transactions in South Africa.

(c)	The BHP Billiton Finance (USA) Ltd is 100 per cent owned by BHP Billiton Limited. BHP Billiton Limited and BHP Billiton Plc have each fully and unconditionally guaranteed BHP Billiton Finance (USA) Ltd’s debt securities.

(d)	The Group has an effective interest of 92.5 per cent in BHP Iron Ore (Jimblebar) Pty Ltd, however by virtue of the shareholder agreement with ITOCHU Minerals & Energy of Australia Pty Ltd and Mitsui & Co. Iron Ore Exploration & Mining Pty Ltd, our interest in the Jimblebar mining operation is 85 per cent which is consistent with the other respective joint operations at Western Australia Iron Ore.

(e)	The Group divested its 100 per cent effective interest in BHP Navajo Coal Company in October 2013 but will remain as the manager and operator of Navajo Mine through to 2016. As BHP Billiton will retain control of the mine until full consideration is received from the buyer, the financial results of the Navajo mine will continue to be consolidated by the Group.

(f)

As the Group has the ability to direct the relevant activities at Minera Escondida Limitada, it has control over the entity. The assessment of the most relevant activity in this contractual arrangement is subject to judgement. The Group establishes the mine plan and the operating budget and has the ability to appoint the key management personnel, demonstrating that the Group has the existing rights to direct the relevant activities of Minera Escondida Limitada.

27    Investments accounted for using the equity method

The Group’s interests in equity accounted investments with the most significant contribution to the Group’s net profit or net assets are listed below:

Shareholdings in associates and joint ventures (a) (b)	Country of incorporation /principal place of business	Associate or joint venture	Principal activity	Reporting date (c)	Ownership interest (c)
					2014%	2013%
Caesar Oil Pipeline Company LLC (Caesar) (d)	US	Associate	Hydrocarbons transportation	31 May	25	25
Cleopatra Gas Gathering Company LLC (Cleopatra) (d)	US	Associate	Hydrocarbons transportation	31 May	22	22
Compañía Minera Antamina SA (Antamina) (d)	Peru	Associate	Copper and zinc mining	30 June	33.75	33.75
Samarco Mineração SA (Samarco)	Brazil	Joint venture	Iron ore mining	31 December	50	50
Carbones del Cerrejón LLC (Cerrejón) (d)	Anguilla/ Colombia	Associate	Coal mining in Colombia	31 December	33.33	33.33
Newcastle Coal Infrastructure Group Pty Limited (NCIG) (d)	Australia	Associate	Coal export terminal	30 June	35.5	35.5
Richards Bay Minerals (e)	South Africa	Joint venture	Minerals sands mining processing	31 December	–	–

(a)	A complete list of investments in associates and joint ventures will be attached to BHP Billiton Plc’s annual return made to the UK Registrar of Companies.

(b)	The Group is restricted in its ability to make dividend payments from its investments in associates and joint ventures as any such payments require the approval of all investors in the associates and joint ventures.

(c)	The ownership interest at the Group’s and the associates’ or joint ventures’ reporting dates are the same. When the annual financial reporting date is different to the Group’s, financial information is obtained as at 30 June in order to report on an annual basis consistent with the Group’s reporting date.

(d)	Voting in relation to relevant activities, determined to be the approval of the operating and capital budgets, does not require unanimous consent of all participants to the arrangement, therefore joint control does not exist. Instead, because the Group has the power to participate in the financial and operating policies of the investee, these investments are accounted for as associates.

(e)	Richards Bay Minerals comprises two legal entities, Richards Bay Mining (Proprietary) Limited and Richards Bay Titanium (Proprietary) Limited, in each of which the Group had a 50 per cent interest and which function as a single economic entity. After deducting non-controlling interests in subsidiaries of Richards Bay Minerals, the Group’s effective interest in the operations of Richards Bay Minerals was 37.76 per cent up to the date of its effective disposal on 3 September 2012.

Year ended 30 June 2014	Investment in associates	Investment in joint ventures	Total equity accounted investments
	US$M	US$M	US$M
At the beginning of the financial year	2,631	1,044	3,675
Share of operating profit of equity accounted investments	588	607	1,195
Investment in equity accounted investments	44	–	44
Dividends received from equity accounted investments	(669)	(581)	(1,250)
Other	1	(1)	–

At the end of the financial year	2,595	1,069	3,664

Year ended 30 June 2013	Investment in associates	Investment in joint ventures	Total equity accounted investments
	US$M	US$M	US$M
At the beginning of the financial year	2,305	876	3,181
Share of operating profit of equity accounted investments	616	526	1,142
Investment in equity accounted investments	84	–	84
Dividends received from equity accounted investments	(363)	(347)	(710)
Other	(11)	(11)	(22)

At the end of the financial year	2,631	1,044	3,675

The following table summarises the financial information relating to each of the Group’s significant equity accounted investments:

	Associates			Joint ventures			Total
2014	Antamina	Cerrejón	Individually immaterial	Samarco		Individually immaterial
	US$M	US$M	US$M	US$M		US$M	US$M
Current assets	953	1,030		1,216	(a)
Non-current assets	4,060	2,992		5,937
Current liabilities	(465)	(268)		(1,637	) (b)
Non-current liabilities	(668)	(812)		(4,310	) (c)

Net assets – 100%	3,880	2,942		1,206

Net assets – BHP Billiton share	1,309	981		603
Adjustments to net assets related to accounting policy adjustments	32	84		466

Carrying amount of investments accounted for using the equity method	1,341	1,065	189	1,069		–	3,664

Revenue – 100%	3,736	2,444		3,269
Profit/(loss) from operations – 100%	1,414	373		1,337	(d)

Share of operating profit/(loss) of equity accounted investments (e)	476	115	(3)	607		–	1,195

Comprehensive income – 100%	1,414	373		1,337

Share of comprehensive income – BHP Billiton share in equity accounted investments	476	115	(3)	607		–	1,195

Dividends received from equity accounted investments	446	187	36	581		–	1,250

	Associates			Joint ventures
2013	Antamina	Cerrejón	Individually immaterial	Samarco		Individually immaterial	Total
	US$M	US$M	US$M	US$M		US$M	US$M
Current assets	1,108	1,166		883	(a)
Non-current assets	3,596	2,886		4,997
Current liabilities	(350)	(239)		(1,558	) (b)
Non-current liabilities	(569)	(682)		(3,134	) (c)

Net assets – 100%	3,785	3,131		1,188

Net assets – BHP Billiton share	1,277	1,043		594
Adjustments to net assets related to accounting policy adjustments	34	94		450

Carrying amount of investments accounted for using the equity method	1,311	1,137	183	1,044		–	3,675

Revenue – 100%	3,836	2,482		3,219
Profit/(loss) from operations – 100%	1,490	378		1,365	(d)

Share of operating profit/(loss) of equity accounted investments (e)	531	117	(32)	513		13	1,142

Comprehensive income – 100%	1,490	378		1,365

Share of comprehensive income – BHP Billiton share in equity accounted investments	531	117	(32)	513		13	1,142

Dividends received from equity accounted investments	261	69	33	345		2	710

	Associates			Joint ventures
2012	Antamina	Cerrejón	Individually immaterial	Samarco		Individually immaterial	Total
	US$M	US$M	US$M	US$M		US$M	US$M
Revenue – 100%	3,656	3,256		3,963
Profit/(loss) from operations – 100%	1,618	906		1,783	(d)

Share of operating profit/(loss) of equity accounted investments	614	294	(35)	909		87	1,869

Comprehensive income – 100%	1,618	906		1,783

Share of comprehensive income – BHP Billiton share in equity accounted investments	614	294	(35)	909		87	1,869

Dividends received from equity accounted investments	203	107	39	338		25	712

(a)	Includes cash and cash equivalents of US$571 million (2013: US$212 million).

(b)	Includes current financial liabilities (excluding trade and other payables and provisions) of US$369 million (2013: US$1,359 million).

(c)	Includes non-current financial liabilities (excluding trade and other payables and provisions) of US$3,961 million (2013: US$2,939 million).

(d)	Includes depreciation and amortisation of US$113 million (2013: US$121 million; 2012: US$110 million), interest income of US$6 million (2013: US$3 million; 2012: US$ nil), interest expense of US$181 million (2013: US$54 million; 2012: US$53 million) and income tax expense of US$207 million (2013: US$317 million; 2012: US$472 million).

(e)	The unrecognised share of losses for the period was US$66 million (2013: profit of US$52 million) which increased the cumulative losses to US$199 million (2013: decrease to US$133 million).

	Group share
	2014	2013
	US$M	US$M
Share of contingent liabilities relating to joint ventures	1,547	1,299
Share of commitments relating to joint ventures	2,024	2,095

28    Interests in joint operations

Significant joint operations of the Group, which are those with the most significant contributions to the Group’s net profit or net assets, are as follows:

			Effective interest
Significant joint operations	Country of operation	Principal activity	2014%	2013%
Atlantis	US	Hydrocarbons exploration and production	44	44
Bass Strait	Australia	Hydrocarbons production	50	50
Greater Angostura	Trinidad and Tobago	Hydrocarbons production	45	45
Liverpool Bay (a)	UK	Hydrocarbons production	–	46.1
Macedon (b)	Australia	Hydrocarbons exploration and production	71.43	71.43
Mad Dog	US	Hydrocarbons exploration and production	23.9	23.9
Minerva (b)	Australia	Hydrocarbons exploration and production	90	90
Neptune	US	Hydrocarbons exploration and production	35	35
North West Shelf	Australia	Hydrocarbons production	8.33 – 16.67	8.33 – 16.67
Onshore US (b)	US	Hydrocarbons exploration and production	<0.1 – 100	<0.1 – 100
Pyrenees (b)	Australia	Hydrocarbons exploration and production	40 – 71.43	40 – 71.43
ROD Integrated Development	Algeria	Hydrocarbons exploration and production	38 – 45	38 – 45
Shenzi	US	Hydrocarbons exploration and production	44	44
Stybarrow	Australia	Hydrocarbons exploration and production	50	50
Zamzama	Pakistan	Hydrocarbons exploration and production	38.5	38.5
Mt Goldsworthy (c)	Australia	Iron ore mining	85	85
Mt Newman (c)	Australia	Iron ore mining	85	85
Yandi (c)	Australia	Iron ore mining	85	85
Central Queensland Coal Associates	Australia	Coal mining	50	50
Gregory	Australia	Coal mining	50	50
Phola Coal Processing Plant (Pty) Ltd (d)	South Africa	Coal handling and processing plant	50	50
Alumar	Brazil	Alumina refining	36	36
		Aluminium smelting	40	40
Mozal SARL (d)	Mozambique	Aluminium smelting	47.1	47.1
Worsley (b)	Australia	Bauxite mining and alumina refining	86	86
EKATI (e)	Canada	Diamond mining	–	–

(a)	The Group divested its 46.1 per cent interest in Liverpool Bay effective 31 March 2014.

(b)	Whilst the Group holds a greater than 50 per cent interest in these joint operations, all the participants in these joint operations approve the operating and capital budgets and therefore the Group has joint control over the relevant activities of these arrangements.

(c)	These contractual arrangements are controlled by the Group and do not meet the definition of joint operations. However, as they are formed by contractual arrangement and are not entities, the Group recognises its share of assets, liabilities, revenue and expenses arising from these arrangements.

(d)	These joint arrangements are separate vehicles however they are classified as joint operations as the participants to the arrangements are entitled to receive output, not dividends, from the arrangements.

(e)	The Group divested its 80 per cent interest in EKATI effective 10 April 2013.

(f)	Assets held in joint operations subject to significant restrictions are as follows:

	Group share
	2014	2013
	US$M	US$M
Current assets	6,112	3,899
Non-current assets	77,341	78,363

Total assets (i)	83,453	82,262

(i)	Whilst the Group is unrestricted in its ability to sell a share of its interest in these joint operations, it does not have the right to sell individual assets which are used in these joint operations without the unanimous consent of the other participants. The assets in these joint operations are also restricted to the extent that they are only available to be used by the joint operation itself and not by other operations of the Group.

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

In executing the strategy, financial instruments are potentially employed in three distinct but related activities. The following table summarises these activities and the key risk management processes:

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

The majority of the Group’s debt is raised under central borrowing programs. The Group has entered into interest rate swaps and cross currency interest rate swaps to convert most of the centrally managed debt into US dollar floating interest rate exposures. As at 30 June 2014, the Group holds US$3,319 million (2013: US$5,377 million) of centrally managed fixed interest rate borrowings as well as US$2,018 million (2013: US$3,533 million) of other fixed interest rate borrowings that have not been swapped to floating interest rates, arising from debt raised during the financial year ended 30 June 2014, debt assumed as part of the acquisition of Petrohawk Energy Corporation and debt raised prior to the DLC merger. The Group’s earnings are sensitive to changes in interest rates on the floating interest rate component of the Group’s net borrowings.

The fair value of interest rate swaps and cross currency interest rate swaps in hedge relationships used to hedge both interest rate and foreign currency risks are as follows:

	Fair value
	2014	2013
	US$M	US$M
Interest rate swaps
US dollar swaps
Pay floating/receive fixed
Not later than one year	12	36
Later than one year but not later than two years	114	14
Later than two years but not later than five years	202	307
Later than five years	60	(56)
US dollar swaps
Pay fixed/receive floating
Not later than one year	–	1
Later than one year but not later than two years	3	–
Later than two years but not later than five years	8	15
Later than five years	198	365
Australian dollar swaps
Pay fixed/receive floating
Later than two years but not later than five years	–	2

Cross currency interest rate swaps
UK pound sterling to US dollar swaps
Pay floating/receive fixed
Later than five years	(7)	(136)
UK pound sterling to US dollar swaps
Pay fixed/receive fixed
Later than five years	131	(22)
Australian dollar to US dollar swaps
Pay floating/receive fixed
Later than two years but not later than five years	(80)	(117)
Canadian dollar to US dollar swaps
Pay fixed/receive fixed
Later than five years	(36)	(31)
Euro to US dollar swaps
Pay floating/receive fixed
Not later than one year	–	27
Later than two years but not later than five years	169	–
Later than five years	327	33
Euro to US dollar swaps
Pay fixed/receive fixed
Later than one year but not later than two years	20	–
Later than two years but not later than five years	–	(45)
Later than five years	89	16

Swaptions
Pay floating/receive fixed
Not later than one year	–	(173)

Total fair value of derivatives	1,210	236

Based on the net debt position as at 30 June 2014, taking into account interest rate swaps, cross currency interest rate swaps and swaptions, it is estimated that a one percentage point increase in the US LIBOR interest rate will decrease the Group’s equity and profit after taxation by US$126 million (2013: decrease of US$128 million). This assumes that the change in interest rates is effective from the beginning of the financial year and the fixed/floating mix and balances are constant over the year. However, interest rates and the net debt profile of the Group may not remain constant over the coming financial year and therefore such sensitivity analysis should be used with care.

Currency risk

The US dollar is the functional currency of most operations within the Group and as a result currency exposures arise from transactions and balances in currencies other than the US dollar. The Group’s potential currency exposures comprise:

•	translational exposure in respect of non-functional currency monetary items; and

•	transactional exposure in respect of non-functional currency expenditure and revenues.

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

The following table shows the foreign currency risk arising from financial assets and liabilities, which are denominated in currencies other than the US dollar:

Net financial (liabilities)/assets – by currency of denomination	2014	2013
	US$M	US$M
Australian dollars	(4,684)	(4,104)
Chilean peso	(267)	113
South African rand	62	251
Other	(56)	109

Total	(4,945)	(3,631)

The principal non-functional currencies to which the Group is exposed are the Australian dollar, Chilean peso and South African rand. Based on the Group’s net financial assets and liabilities as at 30 June 2014, a weakening of the US dollar against these currencies as illustrated in the table below, with all other variables held constant, would (decrease)/increase profit after taxation and equity as follows:

	2014 US$M		2013 US$M
Currency movement	Profit after taxation	Equity	Profit after taxation	Equity

1 cent movement in Australian dollar	(31)	(31)	(27)	(27)
10 pesos movement in Chilean peso	(3)	(3)	1	1
0.2 rand movement in South African rand	(3)	1	(2)	3

The Group’s financial asset and liability profile may not remain constant and therefore these sensitivities should be used with care.

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

The net fair value of forward exchange contracts outstanding to manage short-term foreign currency cash flows relating to operating activities is an asset of US$ nil and a liability of US$ nil (2013: an asset of US$1 million and a liability of US$1 million).

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

Financial instruments with commodity price risk included in the following tables are those entered into for the following activities:

•	economic hedging of prices realised on commodity contracts as described above;

•	purchases and sales of physical contracts that can be cash-settled; and

•	derivatives embedded within other supply contracts.

All such instruments are carried in the balance sheet at fair value.

Forward commodity and other derivative contracts

	2014		2013
	Fair value of asset	Fair value of liability	Fair value of asset	Fair value of liability
	US$M	US$M	US$M	US$M
Aluminium	54	7	71	6
Copper	7	16	14	10
Zinc	–	–	–	1
Silver	–	–	–	1
Nickel	17	5	17	6
Iron ore	–	–	–	9
Energy coal	–	1	–	7
Petroleum	–	6	–	19
Gas	218	11	142	–
Freight	–	–	–	6

Total	296	46	244	65

Comprising:
Current	75	16	59	36
Non-current	221	30	185	29

The Group’s exposure at 30 June 2014 to the impact of movements in commodity prices upon the financial instruments, other than those designated as embedded derivatives, is set out in the following table:

		2014		2013
	Units of exposure	Net exposure receive/ (deliver) (a)	Impact on equity and profit after taxation of 10% increase in market price	Net exposure receive/ (deliver)	Impact on equity and profit after taxation of 10% increase in market price
			US$M		US$M
Aluminium	Tonnes (’000s)	–	–	2	–
Copper	Tonnes (’000s)	–	–	(12)	8
Lead	Tonnes (’000s)	–	–	(2)	–
Nickel	Tonnes (’000s)	–	–	(1)	1
Iron ore	Tonnes (’000s)	–	–	(44)	1
Energy coal	Tonnes (’000s)	–	–	255	(2)
Freight	Time charter days	–	–	(4,863)	7

(a)	Exposures on volumes are nil for 30 June 2014 as long and short positions are equal.

Provisionally priced commodity sales contracts

Not included in the above tables are provisionally priced sales volumes for which price finalisation, referenced to the relevant index, is outstanding at the reporting date. Provisional pricing mechanisms embedded within these sales arrangements have the character of a commodity derivative and are carried at fair value through profit and loss as part of trade receivables. The Group’s exposure at 30 June 2014 to the impact of movements in commodity prices upon provisionally invoiced sales volumes is set out in the following table.

		2014		2013
	Units of exposure	Net exposure (deliver)/ receive	Impact on equity and profit after taxation of 10% increase in market price	Net exposure (deliver)/ receive	Impact on equity and profit after taxation of 10% increase in market price
			US$M		US$M
Copper	Tonnes (’000s)	(350)	246	(329)	155
Zinc	Tonnes (’000s)	(11)	2	(7)	1
Lead	Tonnes (’000s)	(29)	6	(59)	12
Gold	Ounces	(19,401)	2	(8,976)	1
Silver	Ounces (’000s)	(5,072)	10	(8,340)	15
Nickel	Tonnes (’000s)	(3)	5	(6)	8
Iron Ore	Tonnes (’000s)	(588)	5	–	–

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

Liquidity risk

The Group’s liquidity risk arises from the possibility that it may not be able to settle or meet its obligations as they fall due and is managed as part of the portfolio risk management strategy. Operational, capital and regulatory requirements are considered in the management of liquidity risk, in conjunction with short-term and long-term forecast information.

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

During the year ended 30 June 2014, Moody’s Investors Service made no change to the Group’s long-term credit rating of A1 (the short-term credit rating is P-1). Standard & Poor’s made no change to the Group’s long-term credit rating of A+ (the short-term credit rating is A-1).

There were no defaults on loans payable during the period.

Standby arrangements and unused credit facilities

Details of major standby and support arrangements are as follows:

	Facility available 2014	Used 2014	Unused 2014	Facility available 2013	Used 2013	Unused 2013
	US$M	US$M	US$M	US$M	US$M	US$M
Commercial paper program (a)	6,000	–	6,000	6,000	(1,330)	4,670

Total financing facilities	6,000	–	6,000	6,000	(1,330)	4,670

(a)	The Group has a US$6.0 billion commercial paper program backed by US$6.0 billion of revolving credit facilities. In May 2014 the US$5.0 billion and US$1.0 billion revolving credit facilities expiring in December 2015 and December 2014 were replaced by a US$6.0 billion revolving credit facility. The new facility has a five-year maturity with two one-year extension options. The facility is used for general corporate purposes and as backup for the commercial paper programs. The interest rates under these facilities are based on an interbank rate plus a margin. The applicable margin is typical for a credit facility extended to a company with the Group’s credit rating. The Group had US$ nil US commercial paper outstanding in the market at the end of the financial year (2013: US$1.3 billion).

Maturity profile of financial liabilities

The maturity profile of the Group’s financial liabilities based on the contractual amounts, taking into account the derivatives related to debt, is as follows:

2014	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to net debt	Other derivatives	Obligations under finance leases	Other financial liabilities (a)	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Due for payment:
In one year or less or on demand	4,165	665	(180)	16	167	9,747	14,580
In more than one year but not more than two years	3,107	1,034	(122)	9	164	94	4,286
In more than two years but not more than three years	3,390	897	(32)	1	164	3	4,423
In more than three years but not more than four years	1,066	807	128	6	151	3	2,161
In more than four years but not more than five years	4,169	784	70	11	152	3	5,189
In more than five years	16,857	7,949	485	3	1,708	10	27,012

	32,754	12,136	349	46	2,506	9,860	57,651

Carrying amount	33,205	–	273	46	1,384	9,860	44,768

2013	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to net debt	Other derivatives	Obligations under finance leases	Other financial liabilities (a)	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Due for payment:
In one year or less or on demand	5,015	813	13	37	36	10,613	16,527
In more than one year but not more than two years	2,751	978	(138)	3	46	57	3,697
In more than two years but not more than three years	3,606	889	9	4	28	27	4,563
In more than three years but not more than four years	2,878	744	74	2	24	11	3,733
In more than four years but not more than five years	1,038	658	266	16	9	7	1,994
In more than five years	17,608	4,889	1,232	4	25	199	23,957

	32,896	8,971	1,456	66	168	10,914	54,471

Carrying amount	33,035	–	726	66	137	10,914	44,878

(a)	Includes trade and other payables of US$ nil (2013: US$41 million) included in liabilities held for sale. Refer to note 25 Assets and liabilities held for sale.

The amounts presented in the tables above comprise the contractual undiscounted cash flows, and therefore will not always agree with the amounts presented in the balance sheet. The Group holds derivatives related to net debt, commodities and currencies that are classified as other financial assets when they are expected to generate cash inflows. Refer to note 11 ‘Other financial assets’.

Credit risk

Credit risk arises from the non-performance by counterparties of their contractual financial obligations towards the Group. To manage credit risk the Group maintains Group-wide procedures covering the application for credit approvals, granting and renewal of counterparty limits and daily monitoring of exposures against these limits. As part of these processes, the financial viability of all counterparties is regularly monitored and assessed. The maximum exposure to credit risk is limited to the total carrying amount of relevant financial assets on the balance sheet as at the reporting date.

The Group’s credit risk exposures are categorised under the following headings:

Counterparties

The Group conducts transactions with the following major types of counterparties:

•	Receivables counterparties

Approximately half of sales to the Group’s customers are made on open terms.

•	Payment guarantee counterparties

Approximately half of sales to the Group’s customers occur via secured payment mechanisms.

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

Geographic

The Group trades in all major geographic regions. Countries in which the Group has a significant credit risk exposure include South Africa, Australia, the United States, Japan and Singapore. Where appropriate, secured payment mechanisms and other risk mitigation instruments are used to protect revenues from credit risk losses.

Industry

In line with our asset portfolio, the Group sells into a diverse range of industries and customer sectors. This diversity means that the Group is not materially exposed to any individual industry or customer.

The following table shows the Group’s receivables at the reporting date that are exposed to credit risk and the ageing and impairment profile thereon:

2014	Gross amount	Receivables past due and impaired	Receivables neither past due nor impaired	Receivables past due but not impaired
				Less than 30 days	31 to 60 days	61 to 90 days	Over 90 days
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Trade receivables	4,735	115	4,562	46	–	–	12
Other receivables	4,005	17	3,761	9	26	33	159

Total	8,740	132	8,323	55	26	33	171

2013	Gross amount	Receivables past due and impaired	Receivables neither past due nor impaired	Receivables past due but not impaired
				Less than 30 days	31 to 60 days	61 to 90 days	Over 90 days
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Trade receivables	4,531	116	4,367	24	1	–	23
Other receivables	3,904	11	3,468	103	34	49	239

Total	8,435	127	7,835	127	35	49	262

Receivables are deemed to be past due or impaired with reference to the Group’s normal terms and conditions of business. These terms and conditions are determined on a case-by-case basis with reference to the customer’s credit quality and prevailing market conditions. Receivables that are classified as ‘past due’ in the above tables are those that have not been settled within the terms and conditions that have been agreed with that customer. For an analysis of movements in impaired trade receivables, refer to note 10 ‘Trade and other receivables’.

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

No other financial assets were past due or impaired at 30 June 2014 (30 June 2013: nil).

Fair values

All financial assets and liabilities, other than derivatives, are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate, and subsequently carried at fair value or amortised cost, as indicated in the tables below. Derivatives are initially recognised at fair value on the date the contract is entered into and are subsequently remeasured at their fair value.

The financial assets and liabilities are presented by class in the tables below at their carrying amounts, which generally approximate to the fair values. In the case of US$3,319 million (2013: US$5,377 million) of centrally managed fixed rate debt and other fixed interest borrowings of US$2,018 million (2013: US$3,533 million) not swapped to floating rate, the fair values at 30 June 2014 were US$3,718 million (2013: US$5,309 million) and US$1,947 million (2013: US$3,454 million) respectively.

Financial assets and liabilities

2014	Notes	Loans and receivables	Available for sale securities	Held at fair value through profit or loss	Cash flow hedges	Other financial assets and liabilities at amortised cost	Total
		US$M	US$M	US$M	US$M	US$M	US$M
Financial assets
Cash and cash equivalents	23	8,803	–	–	–	–	8,803
Trade and other receivables (a) (b)	10	5,431	–	1,071	–	–	6,502
Cross currency and interest rate swaps	11	–	–	846	637	–	1,483
Commodity contracts	11	–	–	25	–	–	25
Other derivative contracts	11	–	–	271	–	–	271
Loans to equity accounted investments	10	1,205	–	–	–	–	1,205
Interest bearing loans receivable	10	337	–	–	–	–	337
Shares	11	–	512	–	–	–	512
Other investments	11	–	145	–	–	–	145

Total financial assets		15,776	657	2,213	637	–	19,283

Non-financial assets							132,130

Total assets							151,413

Financial liabilities
Trade and other payables (c) (d)	15	–	–	300	–	9,560	9,860
Cross currency and interest rate swaps, and swaptions	17	–	–	221	52	–	273
Commodity contracts	17	–	–	9	–	–	9
Other derivative contracts	17	–	–	37	–	–	37
Unsecured bank overdrafts and short-term borrowings	16	–	–	–	–	51	51
Unsecured bank loans	16	–	–	–	–	1,462	1,462
Notes and debentures (e)	16	–	–	–	–	31,247	31,247
Finance leases	16	–	–	–	–	1,384	1,384
Unsecured other	16	–	–	–	–	445	445

Total financial liabilities		–	–	567	52	44,149	44,768

Non-financial liabilities							21,263

Total liabilities							66,031

2013	Notes	Loans and receivables	Available for sale securities	Held at fair value through profit or loss	Cash flow hedges	Other financial assets and liabilities at amortised cost	Total
		US$M	US$M	US$M	US$M	US$M	US$M
Financial assets
Cash and cash equivalents	23	5,677	–	–	–	–	5,677
Trade and other receivables (a) (b)	10	5,212	–	1,059	–	–	6,271
Cross currency and interest rate swaps	11	–	–	879	83	–	962
Forward exchange contracts	11	–	–	1	–	–	1
Commodity contracts	11	–	–	49	–	–	49
Other derivative contracts	11	–	–	195	–	–	195
Loans to equity accounted investments	10	1,209	–	–	–	–	1,209
Interest bearing loans receivable	10	308	–	–	–	–	308
Shares	11	–	534	–	–	–	534
Other investments	11	–	139	–	–	–	139

Total financial assets		12,406	673	2,183	83	–	15,345

Non-financial assets							123,833

Total assets							139,178

Financial liabilities
Trade and other payables (c) (d)	15	–	–	248	–	10,651	10,899
Cross currency and interest rate swaps, and swaptions	17	–	–	555	171	–	726
Forward exchange contracts	17	–	–	1	–	–	1
Commodity contracts	17	–	–	28	–	–	28
Other derivative contracts	17	–	–	37	–	–	37
Unsecured bank overdrafts and short-term borrowings	16	–	–	–	–	10	10
Unsecured bank loans	16	–	–	–	–	1,086	1,086
Commercial paper	16	–	–	–	–	1,330	1,330
Notes and debentures (e)	16	–	–	–	–	30,259	30,259
Secured bank and other loans	16	–	–	–	–	20	20
Redeemable preference shares	16	–	–	–	–	15	15
Finance leases	16	–	–	–	–	137	137
Unsecured other	16	–	–	–	–	330	330

Total financial liabilities		–	–	869	171	43,838	44,878

Non-financial liabilities							19,009

Total liabilities							63,887

(a)	Excludes input taxes of US$564 million (2013: US$537 million) included in other receivables. Refer to note 10 Trade and other receivables.

(b)	Includes trade and other receivables of US$ nil (2013: US$17 million) included in assets held for sale. Refer to note 25 Assets and liabilities held for sale.

(c)	Excludes input taxes of US$398 million (2013: US$288 million) included in other payables. Refer to note 15 Trade and other payables.

(d)	Includes trade and other payables of US$ nil (2013: US$41 million) included in liabilities held for sale. Refer to note 25 Assets and liabilities held for sale.

(e)	Includes US$3,319 million (2013: US$5,377 million) of fixed rate debt not swapped to floating rate, US$1,998 million (2013: US$3,491 million) of fixed rate debt assumed as part of the acquisition of Petrohawk Energy Corporation and US$25,930 million (2013: US$21,391 million) of other debt swapped to floating rate under fair value hedges that is fair valued for interest rate risk.

Valuation hierarchy

The carrying amount of financial assets and liabilities measured at fair value is principally calculated with reference to quoted prices in active markets for identical assets or liabilities. Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates. The inputs used in fair value calculations are determined by the relevant Group Function. Our Group Functions support the Businesses and operate under a defined set of accountabilities authorised by the Group Management Committee. Movements in the fair value of financial assets and liabilities may be recognised through the income statement or in other comprehensive income. The following table shows the Group’s financial assets and liabilities carried at fair value with reference to the nature of valuation inputs used:

2014	Level 1 (a)	Level 2 (b)	Level 3 (c)	Total
	US$M	US$M	US$M	US$M
Financial assets and liabilities
Trade and other receivables	–	1,071	–	1,071
Trade and other payables	–	(300)	–	(300)
Cross currency and interest rate swaps	–	1,210	–	1,210
Commodity contracts	–	16	–	16
Other derivative contracts	–	(13)	247	234
Investments – available for sale	5	145	507	657

Total	5	2,129	754	2,888

2013	Level 1 (a)	Level 2 (b)	Level 3 (c)	Total
	US$M	US$M	US$M	US$M
Financial assets and liabilities
Trade and other receivables	–	1,059	–	1,059
Trade and other payables	–	(248)	–	(248)
Cross currency and interest rate swaps, and swaptions	–	236	–	236
Commodity contracts	–	21	–	21
Other derivative contracts	–	(5)	163	158
Investments – available for sale	5	141	527	673

Total	5	1,204	690	1,899

(a)	Valuation is based on unadjusted quoted prices in active markets for identical financial assets and liabilities.

(b)	Valuation is based on inputs (other than quoted prices included in Level 1) that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).

(c)	Valuation is based on inputs that are not based on observable market data.

Level 3 financial assets and liabilities

The following table shows the movements in the Group’s level 3 financial assets and liabilities:

	2014	2013
	US$M	US$M
At the beginning of the financial year	690	820
Additions	66	36
Disposals	(47)	(8)
Realised gains/(losses) recognised in the income statement (a)	6	(13)
Unrealised gains/(losses) recognised in the income statement (a)	77	(54)
Unrealised losses recognised in other comprehensive income (b)	(19)	(91)
Transfers (c)	(19)	–

At the end of the financial year	754	690

(a)	Realised and unrealised gains and losses recognised in the income statement are recorded in expenses. Refer to note 5 Expenses.

(b)	Unrealised gains and losses recognised in other comprehensive income are recorded in the financial assets reserve. Refer to note 20 Other equity.

(c)	Transfers comprise US$19 million related to an available for sale investment now classified as an equity accounted investment due to the adoption of IFRS 11 ‘Joint Arrangements’.

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

		Profit after taxation		Equity
2014	Carrying amount	10% increase in input	10% decrease in input	10% increase in input	10% decrease in input
	US$M	US$M	US$M	US$M	US$M
Financial assets and liabilities
Other derivative contracts	247	67	(67)	67	(67)
Investments – available for sale	507	–	–	72	(39)

Total	754	67	(67)	139	(106)

		Profit after taxation		Equity
2013	Carrying amount	10% increase in input	10% decrease in input	10% increase in input	10% decrease in input
	US$M	US$M	US$M	US$M	US$M
Financial assets and liabilities
Other derivative contracts	163	42	(41)	42	(41)
Investments – available for sale	527	–	–	71	(67)

Total	690	42	(41)	113	(108)

Offsetting financial assets and liabilities

Financial assets and liabilities are offset and the net amount reported in the balance sheet where BHP Billiton currently has a legally enforceable right to offset the recognised amounts, and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. BHP Billiton also entered into master netting arrangements that do not meet the criteria for offsetting but allow for the related amounts to be set-off in certain circumstances, such as the event of default.

The following table presents the recognised financial instruments that are offset, or subject to enforceable master netting arrangements but not offset, as at 30 June 2014 and 30 June 2013. The column ‘Net amount’ shows the impact on the Group’s balance sheet if all set-off rights were exercised.

		Effects of offsetting on the balance sheet			Related amounts not offset
2014 US$M	Notes	Gross amounts	Gross amounts set-off in the balance sheet	Net amounts presented in the balance sheet	Amounts subject to master netting arrangements	Net amount
Financial assets
Trade receivables	10	4,639	(19)	4,620	–	4,620
Cross currency and interest rate swaps (a)	11	1,483	–	1,483	(214)	1,269

Total		6,122	(19)	6,103	(214)	5,889

Financial liabilities
Trade creditors	15	6,992	(19)	6,973	–	6,973
Cross currency and interest rate swaps (a)	17	273	–	273	(214)	59

Total		7,265	(19)	7,246	(214)	7,032

		Effects of offsetting on the balance sheet			Related amounts not offset
2013 US$M	Notes	Gross amounts	Gross amounts set-off in the balance sheet	Net amounts presented in the balance sheet	Amounts subject to master netting arrangements	Net amount
Financial assets
Trade receivables	10	4,417	(2)	4,415	–	4,415
Cross currency and interest rate swaps (a)	11	962	–	962	(352)	610

Total		5,379	(2)	5,377	(352)	5,025

Financial liabilities
Trade creditors	15	7,603	(2)	7,601	–	7,601
Cross currency and interest rate swaps, and swaptions (a)	17	726	–	726	(352)	374

Total		8,329	(2)	8,327	(352)	7,975

(a)	BHP Billiton enters into derivative transactions under International Swaps and Derivatives Association (ISDA) master netting agreements. Under the terms of these arrangements, only where certain events occur such as default, the net position owing/receivable to a single counterparty will be taken as owing and all the relevant arrangements terminated. As BHP Billiton does not presently have a legally enforceable right of set-off, these amounts have not been offset in the balance sheet, but have been presented separately in the table above.

Capital management

The Group’s long-term strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market. The Group will invest capital in assets where they fit its strategy. The Group’s priorities for cash flow are:

•	reinvestment in projects that carry attractive rates of return regardless of the economic climate;

•	commitment to a solid ‘A’ credit rating; and

•	returning excess capital to shareholders firstly with its progressive dividend policy and thereafter via capital management initiatives (for example share buy-backs).

Further information relevant to the actions and outcomes of the Group’s capital management strategy is contained in section 7.1.4 Consolidated Cash Flow Statement, note 9 ‘Dividends’, note 19 ‘Share capital’ and note 20 ‘Other equity’.

The Group monitors capital using a gearing ratio, being the ratio of net debt to net debt plus net assets. Our policy is for net gearing to be a maximum of 40 per cent.

	2014	2013
	US$M	US$M
Cash and cash equivalents	(8,803)	(5,677)
Current debt	4,262	5,088
Non-current debt	30,327	28,099

Net debt	25,786	27,510

Net assets	85,382	75,291

Gearing	23.2%	26.8%

30    Pension and other post-retirement obligations

The Group operates the following pension and post-retirement medical schemes:

Defined contribution pension schemes and multi-employer pension schemes

The Group contributed US$467 million (2013: US$456 million; 2012: US$388 million) to defined contribution plans and multi-employer defined contribution plans. These contributions are expensed as incurred.

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

The Group’s defined benefit pension schemes and post-retirement medical schemes expose the Group to a number of risks:

Risk	Description
Volatility in asset values	The Group is exposed to changes in the value of assets held in funded pension schemes to meet future benefit payments.

Uncertainty in benefit payments	The cost to the Group of meeting future benefit obligations will depend on the value of the benefits paid in the future. To the extent these payments are dependent on future experience, there is some uncertainty. Some of the schemes’ benefit obligations are linked to inflation or to salaries, and some schemes provide benefits that are paid for the life of the member. If future experience varies from the assumptions used to value these obligations, the cost of meeting the obligations will vary.

Uncertainty in future funding requirements	Movement in the value of benefit obligations and scheme assets will impact the contributions that the Group will be required to make to the schemes in the future. In many cases, pension schemes are managed under trust, and the Group does not have full control over the rate of funding or investment policy for scheme assets. In addition, the Group is exposed to changes in the regulations applicable to benefit schemes.

Recognising this, the Group has adopted an approach of moving away from providing defined benefit pensions. The majority of Group sponsored defined benefit pension schemes have been closed to new entrants for many years. Existing benefit schemes, and the terms of employee participation in these schemes, are reviewed on a regular basis.

The Group follows a coordinated strategy for the funding and investment of its defined benefit pension schemes (subject to meeting all local requirements). The Group’s aim is for the value of defined benefit scheme assets to be maintained at close to the value of the corresponding benefit obligations, allowing for some short-term volatility.

The following tables set out details of the Group’s defined benefit pension and post-retirement medical schemes.

Balance sheet disclosures

The amounts recognised in the Consolidated Balance Sheet are as follows:

	Defined benefit pension schemes		Post-retirement medical schemes
	2014	2013	2014	2013
	US$M	US$M	US$M	US$M
Present value of funded defined benefit obligation	1,297	1,839	–	–
Present value of unfunded defined benefit obligation	103	112	425	410
Fair value of defined benefit scheme assets	(1,319)	(1,891)	–	–

Scheme deficit	81	60	425	410

Unrecognised surplus	33	70	–	–
Unrecognised past service credits	–	–	–	5
Adjustment for employer contributions tax	3	9	–	–

Net liability recognised in the Consolidated Balance Sheet	117	139	425	415

The Group has no legal obligation to settle these liabilities with any immediate contributions or additional one-off contributions. The Group intends to continue to contribute to each defined benefit pension and post-retirement medical scheme in accordance with the latest recommendations of each scheme actuary.

Income statement disclosures

The amounts recognised in the Consolidated Income Statement are as follows:

	Defined benefit pension schemes			Post-retirement medical schemes
	2014	2013	2012	2014	2013	2012
	US$M	US$M	US$M	US$M	US$M	US$M
Current service cost	44	62	57	11	12	8
Net interest expense/(income) on net defined benefit liability/(asset)	(1)	(5)	1	23	24	25
Past service costs	–	2	–	–	(7)	7
Curtailment and settlement losses/(gains) and other adjustments (a)	128	(15)	(4)	(1)	–	–

Total expense	171	44	54	33	29	40

– Recognised in employee benefits expense	172	49	53	10	5	15
– Recognised in net finance costs	(1)	(5)	1	23	24	25

(a)	In the 2014 financial year, the Group settled defined benefit pension schemes held in the UK and the Netherlands. The settlement gave rise to a loss of US$150 million, being the difference between assets transferred to insurance companies of US$640 million in exchange for them taking on the obligations under the schemes of US$490 million. This was partially offset by gains of US$22 million relating to curtailments and plan amendments of schemes in the UK and US due to the removal of salary and future service accrual linkage from benefits.

Statement of Comprehensive Income (SOCI) disclosures

The amounts recognised in the Consolidated Statement of Comprehensive Income are as follows:

	Defined benefit pension schemes			Post-retirement medical schemes
	2014	2013	2012	2014	2013	2012
	US$M	US$M	US$M	US$M	US$M	US$M
Actuarial (gains)/losses (a)	(22)	(65)	221	5	(14)	47
Limit on net assets and other adjustments (b)	(40)	18	(18)	–	–	–

Total amount recognised in the SOCI	(62)	(47)	203	5	(14)	47

Total cumulative amount recognised in the SOCI (c)	407	469	516	158	153	167

(a)	In the 2014 financial year, the US$5 million loss on post-retirement medical schemes includes a US$5 million gain due to the removal of prior period unrecognised past service credits.

(b)	Includes a gain of US$41 million recognised during the 2014 financial year which resulted from the settlement of a defined benefit pension scheme in the Netherlands and the subsequent release of the asset ceiling restriction. The corresponding entry is recognised as a loss in the income statement.

(c)	Cumulative amounts are calculated from the transition to IFRS on 1 July 2004.

The change in the net defined benefit liability is as follows:

	Defined benefit pension schemes		Post-retirement medical schemes
	2014	2013	2014	2013
	US$M	US$M	US$M	US$M
Net defined benefit liability at the beginning of the financial year	139	349	415	450
Amount recognised in the income statement	171	44	33	29
Remeasurement (gain)/loss recognised in other comprehensive income	(62)	(47)	5	(14)
Disbursements and settlements paid directly by employer	(23)	(16)	(20)	(22)
Employer contributions	(108)	(174)	–	–
Foreign exchange losses/(gains)	6	(3)	(9)	(28)
Other adjustments	(6)	(14)	1	–

Net defined benefit liability at the end of the financial year	117	139	425	415

The change in the present value of the defined benefit obligation is as follows:

	Defined benefit pension schemes		Post-retirement medical schemes
	2014	2013	2014	2013
	US$M	US$M	US$M	US$M
Defined benefit obligation at the beginning of the financial year	1,951	2,215	410	446
Current service cost	44	62	11	12
Interest cost	71	87	23	24
Contributions by scheme participants	2	2	–	–
Actuarial (gains)/losses due to experience	(39)	3	(12)	–
Actuarial losses/(gains) due to changes in financial assumptions	19	(32)	19	(9)
Actuarial losses/(gains) due to changes in demographic assumptions	2	2	3	(5)
Benefits paid to participants	(166)	(239)	(20)	(22)
Past service costs	–	2	–	(7)
Settlements (a)	(490)	–	–	–
Curtailments	(22)	(15)	(1)	–
Foreign exchange losses/(gains)	27	(67)	(9)	(28)
Transferred to liabilities held for sale	–	(69)	1	(1)
Other adjustments	1	–	–	–

Defined benefit obligation at the end of the financial year	1,400	1,951	425	410

The change in the fair value of scheme assets for defined benefit pension schemes is as follows:

	Defined benefit pension schemes
	2014	2013
	US$M	US$M
Fair value of scheme assets at the beginning of the financial year	1,891	1,935
Interest income on scheme assets (b)	74	92
Return on scheme assets greater than the discount rate (b)	4	38
Employer contributions	131	190
Contributions by scheme participants	2	2
Benefits paid to participants	(166)	(239)
Settlements (a)	(640)	–
Foreign exchange gains/(losses)	22	(72)
Transferred to liabilities held for sale	–	(55)
Other adjustments	1	–

Fair value of scheme assets at the end of the financial year	1,319	1,891

(a)	In the 2014 financial year, the Group settled defined benefit pension schemes held in the UK and the Netherlands. The settlement gave rise to a loss of US$150 million, being the difference between assets transferred to insurance companies of US$640 million in exchange for them taking on the obligations under the schemes of US$490 million.

(b)	In the 2013 financial year, the US$92 million of interest income and the actuarial gain of US$38 million were calculated in accordance with the previous version of IAS19/AASB19 ‘Employee Benefits’.

The change in the unrecognised surplus (the effect of the asset ceiling) for defined benefit pension schemes is as follows:

Defined benefit pension schemes
2014
US$M
Unrecognised surplus at the beginning of the financial year	70
Interest cost on unrecognised surplus	2
Change in unrecognised surplus in excess of interest	(40)
Foreign exchange losses	1

Unrecognised surplus at the end of the financial year	33

The effect of the asset ceiling for the year ended 30 June 2014 relates to one scheme in Canada and was determined as the unrecognised surplus in the scheme arising from ongoing legal proceedings with respect to ownership of this surplus.

The fair value of defined benefit pension scheme assets by major asset class is as follows:

	Fair value
	2014	2013
	US$M	US$M
Asset class
Bonds (a)	1,084	1,154
Equities	132	231
Cash and cash equivalents	67	259
Property (b)	11	17
Other (c)	25	230

Total	1,319	1,891

(a)	The bonds asset class as at 30 June 2014 includes Fixed Interest Government Bonds of US$305 million, Index linked Government Bonds of US$304 million and Corporate bonds of US$475 million.

(b)	Property is the only asset class that does not have a quoted market price in an active market.

(c)	Scheme assets classified as ‘Other’ as at 30 June 2014 primarily comprise insured annuities in South Africa and Canada.

The fair value of scheme assets includes no amounts relating to any of the Group’s own financial instruments or any of the property occupied by or other assets used by the Group.

Scheme assets are invested in a diversified range of asset classes, predominantly comprising bonds and equities. In some locations, scheme trustees and other bodies have legal responsibility for the investment of scheme assets and decisions on investment strategy are taken in consultation with the Group.

The Group monitors its exposure to changes in equity markets, interest rates and inflation, and measures its balance sheet pension risk using a risk-based approach. Asset-liability studies are carried out periodically for the major pension schemes and the suitability of investment strategies for all defined benefit pension schemes are also reviewed periodically.

The Group’s aim is to progressively shift defined benefit pension scheme assets towards investments that match the anticipated profile of the benefit obligations, as funding levels improve, and as benefit obligations mature. Over time, this is expected to result in a further reduction in the total exposure of pension scheme assets to equity markets. For pension schemes that pay lifetime benefits, the Group may consider and support the purchase of annuities to back these benefit obligations if it is commercially sensible to do so.

Weighted average maturity profile of defined benefit obligation

	Defined benefit pension schemes		Post-retirement medical schemes
	2014	2013	2014	2013
Weighted average duration of defined benefit obligation (years)	8	10	13	12

Actuarial assumptions

The principal actuarial assumptions at the reporting date (expressed as weighted averages) for defined benefit pension schemes are as follows:

	Australia		Americas		Europe		South Africa
	2014	2013	2014	2013	2014	2013	2014	2013
	%	%	%	%	%	%	%	%
Discount rate	3.3	3.0	4.3	4.3	4.1	4.4	9.4	8.6
Future salary increases	3.9	4.0	4.8	4.6	n/a	5.1	9.0	8.3

The principal actuarial assumptions at the reporting date (expressed as weighted averages) for post-retirement medical schemes are as follows:

	Americas		South Africa
	2014	2013	2014	2013
	%	%	%	%
Discount rate	3.9	4.3	9.2	8.7
Medical cost trend rate (ultimate)	4.4	4.4	8.7	7.9

Assumptions regarding future mortality can be material depending upon the size and nature of the scheme liabilities. Post-retirement mortality assumptions in the Americas, Europe and South Africa are based on post-retirement mortality tables that are standard in these regions.

For the main schemes, these tables imply the following expected future lifetimes (in years) for employees aged 65 as at the balance sheet date: US males 19.9 (2013: 19.8), US females 21.6 (2013: 21.6); Canadian males 21.0 (2013: 19.8), Canadian females 23.9 (2013: 22.2); UK males 24.6 (2013: 23.6), UK females 25.6 (2013: 26.2); South African males 19.2 (2013: 19.0), South African females 23.6 (2013: 23.4).

Estimated contributions for the defined benefit pension and post-retirement medical schemes are as follows:

	Defined benefit pension schemes	Post-retirement medical schemes
	US$M	US$M
Estimated employer contributions for the year ending 30 June 2015	33	–
Estimated benefits paid to participants directly by employer for the year ending 30 June 2015	2	22
Estimated contributions by scheme participants for the year ending 30 June 2015	1	–

Sensitivity to assumptions

The Group’s defined benefit obligation at the reporting date has been determined using actuarial calculations that require assumptions about future events. The estimated sensitivity of the defined benefit obligation to each significant assumption shown below has been determined at an individual scheme level if each assumption were changed in isolation. In practice, the schemes are subject to multiple external experience items which may vary the defined benefit obligation over time. The methods and assumptions used in preparing these sensitivity results remain consistent with those used in previous reporting periods.

The estimated effects of variations in the principal actuarial assumptions on the Group’s defined benefit obligation at the reporting date are as follows:

	Increase/(decrease) in defined benefit obligation
	Defined benefit pension schemes	Post-retirement medical schemes
	US$M	US$M
Discount rate
Increase of 1%	(89)	(48)
Decrease of 1%	105	59
Future salary increases
Increase of 1%	18	n/a
Decrease of 1%	(17)	n/a
Mortality
Increase in life expectancy at age 65 of 1 year	20	17
Decrease in life expectancy at age 65 of 1 year	(20)	(16)
Medical cost trend rate (initial and ultimate)
Increase of 1%	n/a	52
Decrease of 1%	n/a	(42)

31    Key management personnel

Key management personnel compensation comprises:

	2014	2013	2012
	US$	US$	US$
Short-term employee benefits	29,302,029	24,959,049	19,889,528
Post-employment benefits	3,176,079	3,446,910	3,586,477
Share-based payments	21,300,632	26,297,032	26,645,312

Total	53,778,740	54,702,991	50,121,317

Transactions with key management personnel

During the financial year, there were no purchases from the Group (2013: US$ nil; 2012: US$ nil).

There are no amounts payable at 30 June 2014 (2013: US$ nil).

Loans with key management personnel

There are no loans (2013: US$ nil) with key management personnel.

Transactions with personally related entities

A number of Directors of the Group hold or have held positions in other companies, where it is considered they control or significantly influence the financial or operating policies of those entities. There have been no transactions with those entities and no amounts were owed by the Group to personally related entities (2013: US$ nil).

32    Related party transactions

Subsidiaries

The percentage of ordinary shares held in significant subsidiaries is disclosed in note 26 ‘Subsidiaries’.

Joint operations

The percentage interest held in significant joint operations is disclosed in note 28 ‘Interests in joint operations’.

Joint ventures

The percentage interest held in significant joint ventures is disclosed in note 27 ‘Investments accounted for using the equity method’.

Associates

The percentage interest held in significant associates is disclosed in note 27 ‘Investments accounted for using the equity method’.

Key management personnel

Disclosures relating to key management personnel are set out in note 31 ‘Key management personnel’.

Transactions with related parties

	Joint operations (a)		Joint ventures		Associates		Other related parties (b)
	2014	2013	2014	2013	2014	2013	2014	2013
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Sales of goods/services	252.911	259.880	–	–	3.781	0.060	–	–
Purchases of goods/services	37.782	40.827	–	–	978.186	729.400	–	–
Interest income	1.753	0.175	5.405	13.935	65.039	38.195	–	–
Interest expense	0.003	0.021	–	–	–	–	–	–
Dividends received	–	–	581.086	347.031	668.880	363.277	–	–
Loans made to related parties	(6.183)	(42.561)	(0.115)	(546.278)	121.173	246.760	–	–

(a)	Disclosures in respect of transactions with joint operations represent the amount for which legal right of set-off does not exist.
(b)	Excludes transactions with post-employment benefit plans for the benefit of Group employees. These are shown in note 30 Pension and other post-retirement obligations.

Transactions between each parent company and its subsidiaries, which are related parties of that company, are eliminated on consolidation and are not disclosed in this note.

Outstanding balances with related parties

	Joint operations (a)		Joint ventures		Associates		Other related parties
	2014	2013	2014	2013	2014	2013	2014	2013
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Trade amounts owing to related parties	13.329	24.510	–	–	117.672	96.578	–	–
Loan amounts owing to related parties	44.298	37.315	–	–	41.427	152.631	–	–
Trade amounts owing from related parties	17.385	19.403	–	–	–	0.061	–	–
Loan amounts owing from related parties	75.413	74.613	150.101	150.216	1,087.890	1,077.921	–	–

(a)	Disclosures in respect of amounts owing to/from joint operations represent the amount owing to the joint operation entity or from the joint operation third party participants for which legal right of set-off does not exist.

Terms and conditions

Sales to and purchases from related parties of goods and services are made in arm’s length transactions at normal market prices and on normal commercial terms.

Outstanding balances at year-end are unsecured and settlement occurs in cash.

Other amounts owing from related parties represent secured loans made to joint operations, associates and joint ventures under co-funding arrangements. Such loans are made on an arm’s length basis with interest charged at market rates and are due to be repaid between 31 July 2014 and 31 August 2031.

No guarantees are provided or received for any related party receivables or payables.

No provision for doubtful debts has been recognised in relation to any outstanding balances and no expense has been recognised in respect of bad or doubtful debts due from related parties.

33    Employee share ownership plans

Awards were provided under the following employee share ownership plans for the year ended 30 June 2014: the Long Term Incentive Plan (LTIP), Group Incentive Scheme (GIS), Management Award Plan (MAP), Group Short Term Incentive Plan (GSTIP), Transitional GMC awards, the all-employee share plan, Shareplus and the Kgatelo Pele Employee Share Ownership Plan (ESOP). These awards take the form of rights to receive ordinary shares in either BHP Billiton Limited or BHP Billiton Plc. Awards made are subject to performance hurdles (LTIP and Transitional GMC) and service conditions (all plans). Subject to the performance conditions and service conditions being met and the extent to which they are met, the awards will vest and the participant will become entitled to the appropriate number of ordinary shares or, if relevant, entitled to exercise options over the relevant number of ordinary shares. Awards under the plans do not confer any rights to participate in a share issue; however, there is discretion under each of the plans to adjust the awards in response to a variation of BHP Billiton’s share capital.

All awards issued prior to 1 July 2011 are eligible to receive a payment equal to the dividend amount that would have been earned on the underlying shares awarded to those participants (the Dividend Equivalent Payment). The Dividend Equivalent Payment is made to the participants once the underlying shares are issued or transferred to them. No Dividend Equivalent Payment is made in respect of awards that lapse. Awards issued after 1 July 2011 under GSTIP and MAP are no longer eligible to receive the Dividend Equivalent Payment.

A description of these plans is as follows:

(i)	GIS and GSTIP

The GIS is a plan for the GMC and the GSTIP is a plan for management employees other than the GMC (being first introduced during the year ended 30 June 2009). The GIS and GSTIP awards are split equally between a cash award (being a percentage of base salary) and a grant of rights to receive BHP Billiton shares. The rights are subject to a two-year vesting period before they vest or can be exercised. If, during the vesting period, an individual resigns without the Remuneration Committee’s consent, or is dismissed for cause, their rights are forfeited. Awards in respect of the year ended 30 June 2014 will be awarded during the year ending 30 June 2015.

(ii)	LTIP and MAP

The LTIP is a plan for the GMC. The LTIP awards are awarded annually. The performance hurdle applicable to the awards requires the Group’s Total Shareholder Return (TSR) over a five-year performance period to be greater than a combination of the Peer Group TSR (being the weighted median TSR where the comparator group is a specified group of peer companies) and, for awards from December 2010 onwards, the Index TSR (being the index value where the comparator group is a market index such as the MSCI World). To the extent that the performance hurdle is not achieved, awards are forfeited. There is no retesting. For awards to vest in full, the Group’s TSR must exceed the Peer Group TSR and Index TSR (if applicable) by a specified percentage per year, determined for each grant by the Remuneration Committee. Since the establishment of the LTIP in 2004, this percentage has been set at 5.5 per cent per year. The vesting scale is determined for each grant by the Committee.

The MAP is a plan for management employees other than the GMC. Under the MAP, participants receive an award of rights to receive BHP Billiton shares. The number of rights is determined by role, performance and organisational level. There are no performance conditions attached to the awards and awards will vest at the end of three years providing participants remain in employment over that time.

(iii)	Transitional GMC awards

As the MAP awards that are allocated to individuals in their non-GMC management positions have a three-year service condition and the LTIP awards provided to GMC members have a five-year service and performance condition, as a transitional step, the Committee may determine that new GMC members recruited from within BHP Billiton receive Transitional GMC awards to bridge the gap between the two programs.

Transitional GMC awards have two tranches. Tranche one has a three-year service and performance condition. Tranche two has a four-year service and performance condition. The Remuneration Committee has absolute discretion to determine if the performance condition has been met and whether any, all or part of the award will vest (or otherwise lapse), having regard to (but not limited to) BHP Billiton’s TSR over the three-year or four-year performance period (respectively), the participant’s contribution to Group outcomes and the participant’s personal performance (with guidance on this assessment from the CEO). No Dividend Equivalent Payment is payable on these awards.

(iv)	Shareplus

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

(v)	Kgatelo Pele ESOP

The Kgatelo Pele ESOP commenced in June 2013 with a three-year vesting period. All eligible employees are entitled to awards to the value of ZAR8,667 each year, with the last tranche to be granted in June 2015. Beneficiaries must be permanently employed by Hotazel Manganese Mines (Proprietary) Limited as at 1 May (effective date) of each year to qualify for the allocation for that particular year. Hotazel Manganese Mines (Proprietary) Limited will contribute the necessary amount to the Kgatelo Pele Trust by way of donation to enable the purchase of shares, which will be held until the end of the vesting period. During this period, beneficiaries will be entitled to dividends declared by BHP Billiton. At the end of each vesting period, eligible employees will be given the opportunity to create a portfolio by having the shares transferred into their own names or to sell their entitlements and receive the cash benefit.

Employee share awards – current plans

2014	Number of awards on issue at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Limited
GIS awards – deferred shares	244,868	114,629	215,953	–	143,544	–
GIS awards – options	90,389	–	90,389	–	–	–
– weighted average exercise price – A$	29.15	–	29.15	–	–	–
– weighted average share price – A$			36.80
– weighted average contractual term for outstanding options – days					–
GSTIP awards – deferred shares	2,388,298	1,256,041	1,414,934	51,071	2,178,334	46,839
GSTIP awards – options	284,636	–	116,876	57,441	110,319	110,319
– weighted average exercise price – A$	39.44	–	38.41	38.41	41.08	41.08
– weighted average share price – A$			36.82
– weighted average contractual term for outstanding options – days					–
LTIP awards	6,066,035	1,298,015	1,688,386	1,329,484	4,346,180	1,512,567
Transitional GMC awards	35,834	235,360	–	–	271,194	–
MAP awards	7,981,682	2,921,588	2,481,689	714,586	7,706,995	486,850
Shareplus	3,092,062	2,010,066	1,339,097	302,226	3,460,805	–

BHP Billiton Plc
GIS awards – deferred shares	136,632	–	101,551	–	35,081	–
GIS awards – options	109,792	–	79,403	–	30,389	30,389
– weighted average exercise price – £	15.58	–	12.47	–	23.71	23.71
– weighted average share price – £			19.31
– weighted average contractual term for outstanding options – days					–
GSTIP awards – deferred shares	700,770	242,715	485,820	10,508	447,157	13,228
GSTIP awards – options	54,960	–	12,487	–	42,473	42,473
– weighted average exercise price – £	20.80	–	17.43	–	22.08	22.08
– weighted average share price – £			18.72
– weighted average contractual term for outstanding options – days					–
LTIP awards	2,638,166	–	726,863	476,180	1,435,123	541,220
Transitional GMC awards	39,860	–	–	–	39,860	–
MAP awards	2,418,076	724,685	728,298	151,257	2,263,206	231,746
Shareplus	702,203	434,461	296,186	83,012	757,466	–
Kgatelo Pele ESOP	–	66,064	–	–	66,064	–

Fair value and assumptions in the calculation of fair value for awards issued

2014	Weighted average fair value of awards granted during the year (a) US$	Risk-free interest rate (b)	Estimated life of awards	Share price at grant date	Estimated volatility of share price (c)	Dividend yield
BHP Billiton Limited
GIS awards – deferred shares	29.24	n/a	3 years	A$30.94	n/a	3.17%
GIS awards – options	–	–	–	–	–	–
GSTIP awards – deferred shares	26.62	n/a	3 years	A$30.94	n/a	3.17%
GSTIP awards – options	–	–	–	–	–	–
LTIP awards	13.25	1.42%	5 years	A$30.94	31.0%	3.17%
Transitional GMC awards	25.37	n/a	3-4 years	A$30.94	n/a	3.17%
MAP awards	25.78	n/a	3 years	A$30.94	n/a	3.17%
Shareplus	31.37	2.55%	3 years	A$36.78	n/a	3.11%

BHP Billiton Plc
GIS awards – deferred shares	–	–	–	–	–	–
GIS awards – options	–	–	–	–	–	–
GSTIP awards – deferred shares	24.24	n/a	3 years	£17.15	n/a	3.65%
GSTIP awards – options	–	–	–	–	–	–
LTIP awards	–	–	–	–	–	–
Transitional GMC awards	–	–	–	–	–	–
MAP awards	23.35	n/a	3 years	£17.15	n/a	3.65%
Shareplus	28.61	2.05%	3 years	£18.91	n/a	3.49%
Kgatelo Pele ESOP	30.14	n/a	3 years	£18.91	n/a	n/a

Employee share awards – current plans

2013	Number of awards on issue at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Limited
GIS awards – deferred shares	614,335	53,854	407,847	15,474	244,868	23,167
GIS awards – options	764,318	–	359,098	314,831	90,389	90,389
– weighted average exercise price – A$	34.44	–	29.15	41.99	29.15	29.15
– weighted average share price – A$			34.15
– weighted average contractual term for outstanding options – days					–
GSTIP awards – deferred shares	2,234,410	1,248,794	1,024,623	70,283	2,388,298	194,382
GSTIP awards – options	335,160	–	–	50,524	284,636	284,636
– weighted average exercise price – A$	39.29	–	–	38.41	39.44	39.44
– weighted average share price – A$			–
– weighted average contractual term for outstanding options – days					–
LTIP awards	10,047,354	693,628	4,621,864	53,083	6,066,035	2,367,453
Transitional GMC awards	–	35,834	–	–	35,834	–
MAP awards	7,841,674	3,142,398	2,196,959	805,431	7,981,682	687,175
Shareplus	2,436,201	1,966,016	1,015,575	294,580	3,092,062	–

BHP Billiton Plc
GIS awards – deferred shares	253,076	54,268	170,712	–	136,632	4,195
GIS awards – options	297,042	–	172,704	14,546	109,792	109,792
– weighted average exercise price – £	12.94	–	10.96	16.51	15.58	15.58
– weighted average share price – £			19.29
– weighted average contractual term for outstanding options – days					–
GSTIP awards – deferred shares	890,553	281,561	412,558	58,786	700,770	65,838
GSTIP awards – options	96,012	–	21,030	20,022	54,960	54,960
– weighted average exercise price – £	20.35	–	17.53	22.08	20.80	20.80
– weighted average share price – £			19.37
– weighted average contractual term for outstanding options – days					–
LTIP awards	3,941,270	401,831	1,684,852	20,083	2,638,166	912,476
Transitional GMC awards	–	39,860	–	–	39,860	–
MAP awards	2,837,040	797,840	860,119	356,685	2,418,076	250,305
Shareplus	588,356	439,800	241,642	84,311	702,203	–

Fair value and assumptions in the calculation of fair value for awards issued

2013	Weighted average fair value of awards granted during the year (a) US$	Risk-free interest rate (b)	Estimated life of awards	Share price at grant date	Estimated volatility of share price (c)	Dividend yield
BHP Billiton Limited
GIS awards – deferred shares	32.40	n/a	3 years	A$31.45	n/a	2.78%
GIS awards – options	–	–	–	–	–	–
GSTIP awards – deferred shares	29.84	n/a	3 years	A$31.45	n/a	2.78%
GSTIP awards – options	–	–	–	–	–	–
LTIP awards	16.41	0.73%	5 years	A$31.45	35.0%	2.78%
Transitional GMC awards	28.61	n/a	3-4 years	A$31.45	n/a	2.78%
MAP awards	29.01	n/a	3 years	A$31.45	n/a	2.78%
Shareplus	32.55	3.34%	3 years	A$33.74	n/a	2.50%

BHP Billiton Plc
GIS awards – deferred shares	28.91	n/a	3 years	£18.06	n/a	3.31%
GIS awards – options	–	–	–	–	–	–
GSTIP awards – deferred shares	26.22	n/a	3 years	£18.06	n/a	3.31%
GSTIP awards – options	–	–	–	–	–	–
LTIP awards	14.59	0.73%	5 years	£18.06	35.0%	3.31%
Transitional GMC awards	24.94	n/a	3-4 years	£18.06	n/a	3.31%
MAP awards	25.37	n/a	3 years	£18.06	n/a	3.31%
Shareplus	28.80	2.24%	3 years	£19.49	n/a	2.89%

Employee share awards – current plans

2012	Number of awards on issue at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Limited
GIS awards – deferred shares	979,532	200,295	560,080	5,412	614,335	306,199
GIS awards – options	935,360	–	163,268	7,774	764,318	764,318
– weighted average exercise price – A$	33.47	–	29.10	30.12	34.44	34.44
– weighted average share price – A$			35.37
– weighted average contractual term for outstanding options – days					–
GSTIP awards – deferred shares	1,649,522	1,246,167	600,778	60,501	2,234,410	191,704
GSTIP awards – options	335,160	–	–	–	335,160	247,906
– weighted average exercise price – A$	39.29	–	–	–	39.29	38.41
– weighted average share price – A$			–
– weighted average contractual term for outstanding options – days					14
LTIP awards	13,531,419	550,954	3,747,840	287,179	10,047,354	2,250,843
MAP awards	6,207,609	3,287,253	1,334,130	319,058	7,841,674	554,150
Shareplus	2,154,184	1,620,551	1,113,270	225,264	2,436,201	–

BHP Billiton Plc
GIS awards – deferred shares	358,741	78,169	175,749	8,085	253,076	121,712
GIS awards – options	490,143	–	169,287	23,814	297,042	266,653
– weighted average exercise price – £	12.51	–	11.20	16.51	12.94	11.71
– weighted average share price – £			19.43
– weighted average contractual term for outstanding options – days					5
GSTIP awards – deferred shares	715,310	489,703	309,737	4,723	890,553	117,071
GSTIP awards – options	96,012	–	–	–	96,012	29,457
– weighted average exercise price – £	20.35	–	–	–	20.35	16.44
– weighted average share price – £			–
– weighted average contractual term for outstanding options – days					37
LTIP awards	5,461,373	293,020	1,637,984	175,139	3,941,270	859,016
MAP awards	2,358,080	1,084,015	540,306	64,749	2,837,040	257,500
Shareplus	516,791	400,855	259,884	69,406	588,356	–

Fair value and assumptions in the calculation of fair value for awards issued

2012	Weighted average fair value of awards granted during the year (a) US$	Risk-free interest rate (b)	Estimated life of awards	Share price at grant date	Estimated volatility of share price (c)	Dividend yield
BHP Billiton Limited
GIS awards – deferred shares	47.77	n/a	3 years	A$43.77	n/a	2.19%
GIS awards – options	–	–	–	–	–	–
GSTIP awards – deferred shares	44.77	n/a	3 years	A$43.77	n/a	2.19%
GSTIP awards – options	–	–	–	–	–	–
LTIP awards	27.61	1.82%	5 years	A$43.77	33.0%	2.19%
MAP awards	43.79	n/a	3 years	A$43.77	n/a	2.19%
Shareplus	30.47	4.38%	3 years	A$33.80	n/a	2.25%

BHP Billiton Plc
GIS awards – deferred shares	40.38	n/a	3 years	£24.60	n/a	2.47%
GIS awards – options	–	–	–	–	–	–
GSTIP awards – deferred shares	37.52	n/a	3 years	£24.60	n/a	2.47%
GSTIP awards – options	–	–	–	–	–	–
LTIP awards	23.27	1.82%	5 years	£24.60	33.0%	2.47%
MAP awards	36.59	n/a	3 years	£24.60	n/a	2.47%
Shareplus	25.57	2.76%	3 years	£18.53	n/a	2.57%

Employee share awards – past plans (d)

2014	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Limited
Employee Share Plan shares	3,950,536	–	1,773,508	–	2,177,028	2,177,028

2013	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Limited
Employee Share Plan shares	5,447,321	–	1,496,785	–	3,950,536	3,950,536

2012	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards remaining at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Limited
Employee Share Plan options	284,850	–	242,010	42,840	–	–
– weighted average exercise price – A$	8.30	–	8.30	8.30	–	–
Employee Share Plan shares	6,960,419	–	1,513,098	–	5,447,321	5,447,321
Performance Share Plan Performance Rights	58,563	–	58,563	–	–	–

BHP Billiton Plc
Co-Investment Plan (CIP)	2,245	–	2,245	–	–	–

Employee share awards – summary (f) (g)

	Awards outstanding at:
Month of issue	30 June 2014	11 September 2014	Exercise price (e)	Exercise period/release date
BHP Billiton Limited
Employee Share Plan shares
October 1997	826,659	806,008	–	Oct 1997 – Oct 2017
May 1995	1,350,369	1,305,763	–	May 1995 – May 2015

	2,177,028	2,111,771

GIS awards
Deferred shares
December 2013	114,629	91,398	–	Aug 2015 – Aug 2018
December 2012	28,915	–	–	Aug 2014 – Aug 2017

	143,544	91,398

GSTIP awards
Deferred shares
October 2013	1,189,309	1,147,144	–	Aug 2015 – Aug 2018
October 2012	942,186	–	–	Aug 2014 – Aug 2017

	Awards outstanding at:
Month of issue	30 June 2014	11 September 2014	Exercise price (e)	Exercise period/release date
October 2010	46,839	46,839	–	Aug 2012 – Aug 2015
Options
October 2010	87,254	87,254	A$41.78	Aug 2012 – Aug 2015
October 2009	23,065	–	A$38.41	Aug 2011 – Aug 2014

	2,288,653	1,281,237

LTIP awards
December 2013	1,298,015	1,219,116	–	Aug 2018 – Aug 2023
December 2012	315,012	263,372	–	Aug 2017 – Aug 2022
December 2011	287,368	255,721	–	Aug 2016 – Aug 2021
December 2010	370,069	357,171	–	Aug 2015 – Aug 2020
December 2009	563,149	62,214	–	Aug 2014 – Aug 2019
December 2008	216,264	–	–	Aug 2013 – Aug 2018
December 2007	625,780	544,030	–	Aug 2012 – Aug 2017
December 2006	455,899	392,716	–	Aug 2011 – Aug 2016
December 2005	197,349	188,516	–	Aug 2010 – Aug 2015
December 2004	17,275	–	–	Aug 2009 – Aug 2014

	4,346,180	3,282,856

Transitional GMC awards
December 2013	117,680	117,680	–	Aug 2017
December 2013	117,680	117,680	–	Aug 2016
December 2012	17,917	17,917	–	Aug 2016
December 2012	17,917	17,917	–	Aug 2015

	271,194	271,194

MAP awards
October 2013 and April 2014	2,705,673	2,689,976	–	Aug 2016 – Aug 2019
October 2012 and March 2013	2,530,705	2,433,349	–	Aug 2015 – Aug 2018
October 2011 and March 2012	1,983,767	9,467	–	Aug 2014 – Aug 2017
October 2010 and March 2011	318,725	286,075	–	Aug 2013 – Aug 2016
October 2009 and March 2010	168,125	160,125	–	Aug 2012 – Aug 2015

	7,706,995	5,578,992

Shareplus
September 2013 to June 2014	1,878,199	1,803,854	–	Apr 2016
September 2012 to June 2013	1,582,606	1,525,478	–	Apr 2015

	3,460,805	3,329,332

BHP Billiton Plc
GIS awards
Deferred shares
December 2012	35,081	–	–	Aug 2014 – Aug 2017
Options
December 2010	30,389	30,389	£23.71	Aug 2012 – Aug 2015

	65,470	30,389

	Awards outstanding at:
Month of issue	30 June 2014	11 September 2014	Exercise price (e)	Exercise period/release date
GSTIP awards
Deferred shares
October 2013	213,706	208,032	–	Aug 2015 – Aug 2018
October 2012	220,223	5,489	–	Aug 2014 – Aug 2017
October 2010	13,228	13,228	–	Aug 2012 – Aug 2015
Options
October 2010	42,473	42,473	£22.08	Aug 2012 – Aug 2015

	489,630	269,222

LTIP awards
December 2012	287,231	287,231	–	Aug 2017 – Aug 2022
December 2011	202,672	202,672	–	Aug 2016 – Aug 2021
December 2010	190,000	190,000	–	Aug 2015 – Aug 2020
December 2009	214,000	–	–	Aug 2014 – Aug 2019
December 2007	240,644	232,744	–	Aug 2012 – Aug 2017
December 2006	171,610	171,027	–	Aug 2011 – Aug 2016
December 2005	121,466	114,883	–	Aug 2010 – Aug 2015
December 2004	7,500	–	–	Aug 2009 – Aug 2014

	1,435,123	1,198,557

Transitional GMC awards
December 2012	19,930	19,930	–	Aug 2016
December 2012	19,930	19,930	–	Aug 2015

	39,860	39,860

MAP awards
October 2013 and April 2014	678,815	658,963	–	Aug 2016 – Aug 2019
October 2012 and March 2013	681,930	661,029	–	Aug 2015 – Aug 2018
October 2011 and March 2012	670,715	37,935	–	Aug 2014 – Aug 2017
October 2010 and March 2011	153,426	131,550	–	Aug 2013 – Aug 2016
October 2009 and March 2010	77,320	74,820	–	Aug 2012 – Aug 2015
November 2008 and March 2009	1,000	–	–	Aug 2011 – Aug 2014

	2,263,206	1,564,297

Shareplus
September 2013 to June 2014	404,974	387,077	–	Apr 2016
September 2012 to June 2013	352,492	342,306	–	Apr 2015

	757,466	729,383

Kgatelo Pele ESOP
June 2014	30,208	30,208	–	Jun 2017
June 2013	35,856	35,856	–	Jun 2016

	66,064	66,064

(a)	The fair value of awards as presented in the tables above represents the fair value at grant date. The fair values of awards granted were estimated using a Monte Carlo simulation methodology, Black-Scholes option pricing technique and net present value technique.

(b)	The risk-free interest rate used is an applicable government bond rate.

(c)	Historical volatility has been used to estimate the volatility of the share price.

(d)	Awards issued under these plans occurred before 7 November 2002 and as such are exempt from the provisions of IFRS 2/AASB 2 ‘Share-based Payment’. Details of these plans have been provided for information purposes only.

(e)	Exercise price on awards issued is equal to the exercise price as per awards outstanding.

(f)	Shares issued on exercise of BHP Billiton’s employee share ownership plans include shares purchased on-market.

(g)	In respect of employee share awards, the Group utilises the following trusts:

(i)	The Billiton Employee Share Ownership Plan Trust is a discretionary trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The trustee is an independent company, resident in Jersey. The Trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the LTIP, MAP, GIS, GSTIP, CIP, Shareplus and other employee share schemes operated by BHP Billiton Plc from time to time. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value. The Trust has waived its rights to dividends on shares held to meet future awards under Shareplus.

(ii)	The BHP Billiton Limited Executive Incentive Scheme Trust is a discretionary trust established for the purpose of holding shares in BHP Billiton Limited to satisfy exercises made under the LTIP, MAP, GIS, GSTIP, Shareplus and other employee share schemes operated by BHP Billiton Limited from time to time. During the 2014 financial year, this Trust was closed and any remaining shares were used to satisfy employee awards.

(iii)	The BHP Billiton Employee Equity Trust is a discretionary trust for the benefit of all employees of BHP Billiton Limited and its subsidiaries. The Trust uses funds provided by BHP Billiton Limited and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the LTIP, MAP, GIS, GSTIP, Shareplus and other employee share schemes operated by BHP Billiton Limited from time to time. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value. The Trust has waived its rights to dividends on shares held.

(iv)	Kgatelo Pele Trust is a discretionary trust established for the benefit of the Hotazel Manganese Mines employees. The Trust uses funds provided by Hotazel Manganese mines to acquire shares in BHP Billiton Plc until such time that they vest in the employees.

34    Employees

	2014	2013	2012
Average number of employees (a)
Petroleum and Potash	4,207	4,449	4,067
Copper	10,070	10,435	9,445
Iron Ore	8,035	6,883	4,711
Coal	12,318	12,240	11,679
Aluminium, Manganese and Nickel	10,775	11,115	11,388
Group and unallocated	1,639	1,770	1,948

Total average number of employees	47,044	46,892	43,238

(a)	Average employee numbers include the Executive Director, 100 per cent of employees of subsidiary companies and our share of employees of joint operations. Employees of equity accounted investments are not included. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership. Contractors are not included.

35    Auditor’s remuneration

	2014	2013	2012
	US$M	US$M	US$M
Fees payable to the Group’s auditor for assurance services
Audit of the Group’s annual report (a)	4.093	3.953	4.577
Audit of subsidiaries, joint ventures and associates (b)	13.201	15.197	17.927
Audit-related assurance services (c)	5.635	5.779	6.317
Other assurance services (d)	2.133	3.844	3.637

Total assurance services	25.062	28.773	32.458

Fees payable to the Group’s auditor for other services
Other services relating to corporate finance (e)	1.820	0.393	2.378
All other services (f)	1.302	1.372	1.407

Total other services	3.122	1.765	3.785

Total fees	28.184	30.538	36.243

All amounts were paid to KPMG or KPMG affiliated firms. Fees are determined in local currencies and are billed in US dollars based on the exchange rate at the beginning of the relevant financial year.

(a)	Comprises the fee payable to the Group’s auditors for the audit of the Group’s financial statements.

(b)	Comprises the audits of the Group’s subsidiaries, joint ventures and associates, as well as audit fees of US$ nil (2013: US$0.204 million; 2012: US$0.051 million) for pension funds. For UK purposes, fees for the audit of pension funds would be classified as a separate component of ‘other services’.

(c)	Mainly comprises review of half-year reports and audit work in relation to compliance with section 404 of the US Sarbanes-Oxley Act.

(d)	Mainly comprises assurance in respect of the Group’s sustainability reporting.

(e)	Mainly comprises services in connection with acquisitions, divestments and debt raising transactions.

(f)	Mainly comprises non-statutory assurance based procedures, advice on accounting matters and tax compliance services. Tax compliance services amounted to US$ 0.008 million (2013: US$ nil; 2012: US$ nil).

36    Subsequent events

Proposed demerger of assets

The Group announced on 19 August 2014 that it plans to demerge a selection of its aluminium, coal, manganese, nickel and silver assets to create an independent metals and mining company. This includes BHP Billiton’s interests in its integrated Aluminium business, Manganese business and the Cerro Matoso nickel operation, Energy Coal South Africa, Illawarra metallurgical coal and the Cannington silver-lead-zinc mine.

It is intended that the new company would be listed on the Australian Securities Exchange with a secondary listing on the Johannesburg Stock Exchange. A final Board decision will only be made once the necessary government, taxation, regulatory and other third party approvals are secured on satisfactory terms. Once the necessary approvals are in place, shareholders will have the opportunity to vote on the proposed demerger.

As numerous steps are required to enable the demerger to proceed, the relevant businesses have not been classified as held for sale or distribution as at 30 June 2014. Subject to final Board approval to proceed, shareholder approval and the receipt of satisfactory third party approvals, the demerger is expected to be completed in the first half of the 2015 calendar year.

Summarised financial information as at 30 June 2014 and for the year ended 30 June 2014 of the businesses included in the proposed demerger is provided below:

2014
US$M
Current assets	2,860
Non-current assets	14,619
Current liabilities	1,897
Non-current liabilities	3,950

Net assets	11,632

Attributable to non-controlling interests	867
Attributable to members of BHP Billiton Group	10,765

Revenue	10,444
Depreciation and amortisation	1,303
Profit before interest and taxation	764

Net operating cash inflows	1,658
Net investing cash outflows	700

Transaction costs incurred	45

The demerger will be recognised as a reduction in equity at the fair value of the shares in the demerged company distributed to shareholders. A gain or loss will arise on the difference between the fair value of those shares and the net assets of the demerged businesses determined at the date of the demerger, which will include the fair value step-up on the Manganese business described below, less any transaction costs. Transaction costs will mainly comprise stamp duty, professional fees and separation and establishment costs.

In contemplation of the proposed demerger, BHP Billiton and Anglo American have agreed to make certain changes to the agreement which governs their interests in the Manganese business. BHP Billiton manages and owns 60 per cent of the Manganese business with Anglo American owning the remaining 40 per cent.

Subject to obtaining the required approvals for the agreement, the changes will result in BHP Billiton and Anglo American agreeing to share joint control of the Manganese business. BHP Billiton will discontinue consolidation of the Manganese business and account for its 60 per cent interest as an equity accounted joint venture. BHP Billiton will therefore derecognise the existing carrying amounts of all assets, liabilities and the non-controlling interest in the Manganese business attributed to Anglo American and initially record its retained 60 per cent interest at fair value. The remeasurement at fair value will give rise to an estimated gain of approximately US$2 billion.

Repeal of Minerals Resource Rent Tax (MRRT)

On 2 September 2014, legislation to repeal the MRRT in Australia received the support of both Houses of Parliament. The MRRT will continue to apply until 30 September 2014. At 30 June 2014, the Group carried an MRRT deferred tax asset (net of income tax consequences) of US$698 million. An income tax charge approximating this amount is expected to be recognised in the 2015 financial year.

Chilean tax reform

Subsequent to the finalisation of the financial statements, the lower house of the newly elected Chilean Government passed a tax reform bill that will be retroactively applied to all entities operating in Chile starting from 1 January 2014. While the reform is yet to be signed by the President of Chile, the reform reflects the underlying principles that the government presented to Congress earlier this year and is therefore taken as substantively enacted with lower house approval. The reform allows entities to elect into one of two new taxation systems with both systems progressively increasing the first category tax rate over a 4 to 5 year period. BHP Billiton is currently assessing the impacts of this reform before making any election. The impacts of this reform will be reflected in the year ending 30 June 2015.

Other than the matters outlined above, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

37    Impact of new accounting standards and change in accounting policies

Comparative financial information for the years ended 30 June 2012 and 30 June 2013 has been restated for the effects of new accounting standards and interpretations which came into effect in the financial year commencing from 1 July 2013; and for the effects of other voluntary changes in accounting policy. The changes described below resulted in changes to assets and liabilities reported for each segment. The segments impacted are identified below for each asset affected. The nature of each change reflected in the restated comparative information is as follows:

•	IFRS 10/AASB 10 ‘Consolidated Financial Statements’ is a replacement of IAS 27/AASB 127 ‘Consolidated and Separate Financial Statements’. The revised standard introduces a modified single concept of control that applies to all entities. It changes the requirements for determining whether an entity is consolidated by revising the definition of control and adding further guiding principles. Under IFRS 10, Minera Escondida Limitada (Escondida – Copper Segment) has been determined as being controlled by the Group. Under IAS 27, BHP Billiton did not control Escondida and it accounted for Escondida as a jointly controlled entity in accordance with the previous IAS 31 ‘Interest in Joint Ventures’. As a result, the Group recognised its 57.5 per cent share of Escondida’s revenue, expenses, assets, liabilities and cash flows in its financial statements.

The restated comparative information presents 100 per cent of Escondida’s revenue, expenses, assets, liabilities and cash flows and a 42.5 per cent non-controlling interest in Escondida’s profit and net assets. Upon transition to IFRS 10 effective on 1 July 2011, an increase to Total Equity of US$2,226 million was recorded, representing the recognition of the non-controlling interests as at that date.

No other entities which were previously not consolidated under IAS 27 have been determined to be controlled under IFRS 10.

•	IFRS 11/AASB 11 ‘Joint Arrangements’ is a replacement of IAS 31/AASB131 ‘Interest in Joint Ventures’ and modifies the accounting for joint arrangements in two ways:

•	it changes the definition of joint control with reference to the definition of unanimous consent being the contractually agreed sharing of control of an arrangement with reference to voting on relevant activities. Arrangements which do not fall within this definition are beyond the scope of IFRS 11 and are accounted for under other IFRS; and

•	for those entities within the scope of IFRS 11, a distinction is made between joint ventures and joint operations based on the rights and obligations of the parties arising from the arrangement in the normal course of business. Entities in which the Group has rights only to the net assets of the arrangement are classified as ‘joint ventures’ and are equity accounted under the modified IAS 28 ‘Investments in Associates and Joint Ventures’. Entities in which the Group has rights to the underlying assets and obligations for the liabilities of the arrangement are classified as ‘joint operations’. Accordingly, the Group recognises its share of the jointly held assets and liabilities, its proportionate share of revenue or output from the joint operation and its share of any expenses incurred jointly.

Entities previously accounted for as jointly controlled entities now accounted for as equity accounted investments

The following entities previously accounted for as jointly controlled entities under IAS 31 no longer meet the definition of joint control with reference to the definition of unanimous consent and are now considered associates that are equity accounted under the revised IAS 28:

•	Compañía Minera Antamina SA (Copper Segment);

•	Carbones del Cerrejón LLC (Coal Segment);

•	Newcastle Coal Infrastructure Group Pty Limited (Coal Segment);

•	Cleopatra Gas Gathering Company LLC (Petroleum and Potash Segment); and

•	Caesar Oil Pipeline Company LLC (Petroleum and Potash Segment).

The following entities previously accounted for as jointly controlled entities under IAS 31 are now classified as joint ventures under IFRS 11 and are equity accounted under the requirements of the revised IAS 28:

•	Samarco Mineração SA (Iron Ore Segment); and

•	Richards Bay Minerals (Group and Unallocated) comprising two legal entities, Richards Bay Mining (Proprietary) Limited and Richards Bay Titanium (Proprietary) Limited.

As a result of these changes, the Group no longer recognises its proportionate share of the revenue, expenses, assets, liabilities and cash flows of each of the above entities. Instead the Group recognises:

•	its interest in the joint venture on a single line, ‘Investments accounted for using the equity method’, in the Consolidated Balance Sheet;

•	its share of net profit on a single line, ‘Share of operating profit of equity accounted investments’, in the Consolidated Income Statement;

•	cash flows as ‘Dividends received from equity accounted investments’ in the Consolidated Cash Flow Statement; and

•	equity accounted investments are now considered to be related parties to the Group.

Transition to IFRS 11 and the revised IAS 28 effective on 1 July 2011 has resulted in an increase in net assets of US$480 million as the Group’s share of losses of equity accounted investments exceeded the carrying amount of its interests in those equity accounted investments on transition date. Shares of subsequent profits earned by these loss-making equity accounted investments (for which the investment balance has been reduced to nil) have not been recognised in the restated comparative information (and will not be recognised in the future) until the previously unrecognised losses have been recouped. Where the Group’s investment in an equity accounted investment is nil (and there is no legal or constructive obligation or the Group has not made payment on behalf of the associate or joint venture), dividends received from the equity accounted investment have been recognised in the Group’s result as a ‘Share of operating profit of equity accounted investments’ for the period rather than being eliminated as a consolidation adjustment.

Entities previously accounted for as jointly controlled entities now classified as joint operations

The following entities previously accounted for as jointly controlled entities under IAS 31 have been classified as joint operations under IFRS 11 and, as a result, there is no impact on the comparative information as the Group will continue to recognise its share of assets, liabilities, revenues, expenses and cash flows:

•	Phola Coal Processing Plant (Pty) Ltd (Coal Segment); and

•	Mozal SARL (Aluminium, Manganese and Nickel Segment).

Contractual Arrangements previously accounted for as jointly controlled assets now classified as joint operations

The following contractual arrangements, previously accounted for as jointly controlled assets under IAS 31 have been classified as joint operations and, as a result, there is no impact on the comparative information as the Group has continued to recognise its share of assets, liabilities, revenues, expenses and cash flows:

•	Petroleum Joint arrangements including Atlantis, Bass Strait, Greater Angostura, Liverpool Bay, Macedon, Mad Dog, Minerva, Neptune, North West Shelf, Onshore US, Pyrenees, ROD Integrated Development, Shenzi, Stybarrow and Zamzama;

•	Central Queensland Coal Associates;

•	Gregory;

•	Alumar; and

•	Worsley.

Contractual Arrangements previously accounted for as jointly controlled assets now accounted for under other IFRS

The following contractual arrangements, previously accounted for as jointly controlled assets under IAS 31 do not fall within the scope of either IFRS 10 or IFRS 11 and as a result these arrangements have been accounted for under other IFRS. This has not resulted in a change to the comparative information as the Group has continued to recognise its share of revenues, expenses, assets, liabilities and cash flows:

•	Mt Goldsworthy;

•	Mt Newman;

•	Yandi; and

•	EKATI.

•	IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’ applies to waste removal (stripping) costs incurred during the production phase of a surface mine; it does not deal with stripping costs in the development phase of a surface mine nor stripping costs in an underground mine. IFRIC 20 modifies the accounting for production stripping as follows:

•	requires an entity to recognise a production stripping asset only when the following criteria are met:

•	it is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;

•	the entity can identify the component of the ore body for which access has been improved; and

•	the costs relating to the stripping activity associated with that component can be measured reliably.

•	mandates that stripping activity assets be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. The units of production method shall be applied unless another method is more appropriate; and

•	provides principles to follow in the determination of the adjustment on transition.

The Group has determined a component to be that part of the ore body that is directly accessible as a result of the stripping activity. Depending on the ore body and associated mine plan, each pushback or phase identified in the mine plan will generally constitute a separate component.

Before the introduction of IFRIC 20, the Group’s accounting for production stripping costs was based on common industry practice in compliance with IFRS principles as follows:

•	when the ratio of waste material to ore extracted (for an area of interest) was expected to be constant throughout its estimated life, the production stripping costs for the period were charged directly to the income statement as operating costs; and

•	when the ratio of waste to ore extracted (for an area of interest) was not expected to be constant throughout its estimated life, strip accounting was applied as follows:

•	in periods when the current ratio of waste to ore (current strip ratio) was greater than the estimated life-of-mine ratio of waste to ore (life-of-mine strip ratio), the cost of removal of the excess portion of waste (inclusive of an allocation of relevant overhead expenditure) was capitalised to the balance sheet in ‘Other mineral assets’; and

•	in subsequent periods when the current strip ratio was less than the estimated life-of-mine strip ratio, a portion of previously capitalised stripping costs (representing the difference between the amount of waste actually removed and the average amount of waste removed per period) was charged to the income statement as operating costs.

IFRIC 20 has impacted the accounting for production stripping at Escondida, Western Australia Iron Ore, Nickel West and EKATI. At the Group’s transition date of 1 July 2011, the net book value of deferred stripping balances for all surface mines was US$2,125 million, after adjusting for the impact of IFRS 10 and 11 as set out above. Application of IFRIC 20 to the Group has resulted in a transition adjustment to reduce the deferred stripping asset by US$1,797 million with a corresponding decrease in opening total equity of US$1,797 million (US$1,273 million after tax).

•	The Group has changed its Exploration and Evaluation Expenditure policy from 1 July 2013 such that all acquisitions of exploration leases are classified as intangible exploration assets or tangible exploration assets based on the nature of the assets acquired. Only acquired exploration leases which can be reasonably associated with known resources (for mineral leases) or known reserves (for petroleum leases) are now classified as a tangible asset (component of ‘Property, plant and equipment’). All other exploration leases acquired are now classified as an intangible asset (‘Other intangible asset’). This has resulted in reclassification of exploration assets from ‘Property, plant and equipment’ to ‘Intangible assets’. Prior period comparative information has been restated for consistent presentation with the current period.

•	In addition to the above newly applicable accounting standards, interpretations and changes in policy which have required restatement of comparative information, the following new or revised accounting standards have been applied commencing 1 July 2013, but have not had sufficient impact to warrant any restatements:

•	IFRS 13/AASB 13 ‘Fair Value Measurement’ replaces fair value measurement guidance in individual IFRSs with a single source of fair value measurement guidance; and

•	Amendments to IAS 19/AASB 119 ‘Employee Benefits’. These amendments require:

•	all actuarial gains and losses to be recognised immediately in other comprehensive income (consistent with current Group policy);

•	the expected return on plan assets (recognised in the income statement) must be calculated based on the rate used to discount the defined benefit obligation;

•	the definition of short term benefits (e.g. annual leave) has changed from a focus on when such benefits are due to be settled to when they are expected to be settled requiring a best estimate of the timing of expected future cash flows; and

•	‘Expected return on pension scheme assets’ and ‘Discounting on post-retirement employee benefits’ previously reported as separate components of ‘Financial income’ and ‘Financial expenses’ respectively are now being replaced by a single item ‘Net interest expense/(income) on post-retirement employee benefits’.

Consolidated Income Statement for the year ended 30 June 2013

	Year ended 30 June 2013 As published	Restatements				Year ended 30 June 2013 Restated
		IFRS10	IFRS11	IFRIC20	Other
	US$M					US$M
Revenue
Group production	63,203	3,744	(3,880)	–	–	63,067
Third party products	2,765	(108)	229	–	–	2,886

Revenue	65,968	3,636	(3,651)	–	–	65,953
Other income	4,130	10	(193)	–	–	3,947
Expenses excluding net finance costs	(50,873)	(1,889)	1,909	813	–	(50,040)
Share of operating profit of equity accounted investments	–	–	1,065	77	–	1,142

Profit from operations	19,225	1,757	(870)	890	–	21,002

Comprising:
Group production	19,104	1,755	(874)	890	–	20,875
Third party products	121	2	4	–	–	127

	19,225	1,757	(870)	890	–	21,002

Financial expenses	(1,522)	(14)	60	–	92	(1,384)
Financial income	169	–	31	–	(92)	108

Net finance costs	(1,353)	(14)	91	–	–	(1,276)

Profit before taxation	17,872	1,743	(779)	890	–	19,726

Income tax expense	(5,641)	(384)	518	(207)	–	(5,714)
Royalty-related taxation (net of income tax benefit)	(1,156)	(85)	55	(6)	–	(1,192)

Total taxation expense	(6,797)	(469)	573	(213)	–	(6,906)

Profit after taxation	11,075	1,274	(206)	677	–	12,820

Attributable to non-controlling interests	199	1,274	(8)	132	–	1,597
Attributable to members of BHP Billiton Group	10,876	–	(198)	545	–	11,223

Basic earnings per ordinary share (cents)	204.4	–	(3.7)	10.2	–	210.9
Diluted earnings per ordinary share (cents)	203.7	–	(3.7)	10.2	–	210.2

Dividends per ordinary share – paid during the period (cents)	114.0	–	–	–	–	114.0
Dividends per ordinary share – determined in respect of the period (cents)	116.0	–	–	–	–	116.0

Consolidated Balance Sheet as at 30 June 2013

	As at 30 June 2013 As published	Restatements				As at 30 June 2013 Restated
		IFRS10	IFRS11	IFRIC20	Other
	US$M					US$M
ASSETS
Current assets
Cash and cash equivalents	6,060	95	(478)	–	–	5,677
Trade and other receivables	6,728	280	(698)	–	–	6,310
Other financial assets	159	1	1	–	–	161
Inventories	5,822	522	(296)	(227)	–	5,821
Assets classified as held for sale	286	–	–	–	–	286
Current tax assets	327	–	(60)	–	–	267
Other	404	44	(17)	–	–	431

Total current assets	19,786	942	(1,548)	(227)	–	18,953

Non-current assets
Trade and other receivables	1,579	(4)	423	–	–	1,998
Other financial assets	1,698	1	20	–	–	1,719
Inventories	622	–	(3)	–	–	619
Property, plant and equipment	102,927	3,793	(5,452)	(430)	(273)	100,565
Intangible assets	5,226	1	(4)	–	273	5,496
Investments accounted for using the equity method	–	–	3,545	130	–	3,675
Deferred tax assets	6,136	–	(147)	80	–	6,069
Other	135	–	(51)	–	–	84

Total non-current assets	118,323	3,791	(1,669)	(220)	–	120,225

Total assets	138,109	4,733	(3,217)	(447)	–	139,178

LIABILITIES
Current liabilities
Trade and other payables	10,881	280	(301)	–	–	10,860
Interest bearing liabilities	5,303	28	(243)	–	–	5,088
Liabilities classified as held for sale	220	–	–	–	–	220
Other financial liabilities	217	2	(9)	–	–	210
Current tax payable	1,148	25	(15)	–	–	1,158
Provisions	2,395	65	(88)	–	–	2,372
Deferred income	208	22	1	–	–	231

Total current liabilities	20,372	422	(655)	–	–	20,139

Non-current liabilities
Trade and other payables	293	–	(7)	–	–	286
Interest bearing liabilities	29,862	424	(2,187)	–	–	28,099
Other financial liabilities	582	–	–	–	–	582
Deferred tax liabilities	6,469	323	(346)	(134)	–	6,312
Provisions	8,237	123	(182)	–	–	8,178
Deferred income	259	–	32	–	–	291

Total non-current liabilities	45,702	870	(2,690)	(134)	–	43,748

Total liabilities	66,074	1,292	(3,345)	(134)	–	63,887

Net assets	72,035	3,441	128	(313)	–	75,291

EQUITY
Share capital – BHP Billiton Limited	1,186	–	–	–	–	1,186
Share capital – BHP Billiton Plc	1,069	–	–	–	–	1,069
Treasury shares	(540)	–	–	–	–	(540)
Reserves	1,970	–	–	–	–	1,970
Retained earnings	66,979	–	128	(125)	–	66,982

Total equity attributable to members of BHP Billiton Group	70,664	–	128	(125)	–	70,667
Non-controlling interests	1,371	3,441	–	(188)	–	4,624

Total equity	72,035	3,441	128	(313)	–	75,291

Consolidated Cash Flow Statement for the year ended 30 June 2013

	Year ended 30 June 2013 As published	Restatements				Year ended 30 June 2013 Restated
		IFRS10	IFRS11	IFRIC20	Other
	US$M					US$M
Operating activities
Profit before taxation	17,872	1,743	(779)	890	–	19,726
Adjustments for:
Non-cash or non-operating exceptional items	1,867	–	161	(135)	–	1,893
Depreciation and amortisation expense	6,945	223	(202)	65	–	7,031
Net gain on sale of non-current assets	(46)	–	–	–	–	(46)
Impairments of property, plant and equipment, financial assets and intangibles	311	19	–	–	–	330
Employee share awards expense	210	–	–	–	–	210
Net finance costs	1,353	14	(91)	–	–	1,276
Share of operating profit of equity accounted investments	–	–	(1,065)	(77)	–	(1,142)
Other	(344)	35	30	258	–	(21)
Changes in assets and liabilities:
Trade and other receivables	780	118	139	–	–	1,037
Inventories	(47)	(116)	17	76	–	(70)
Trade and other payables	(557)	(164)	(46)	–	–	(767)
Net other financial assets and liabilities	122	(4)	1	–	–	119
Provisions and other liabilities	(817)	8	26	–	–	(783)

Cash generated from operations	27,649	1,876	(1,809)	1,077	–	28,793
Dividends received	13	–	(2)	–	–	11
Dividends received from equity accounted investments	–	–	710	–	–	710
Interest received	79	–	61	–	–	140
Interest paid	(963)	(11)	48	–	–	(926)
Income tax refunded	–	–	–	–	–	–
Income tax paid	(7,589)	(360)	331	–	–	(7,618)
Royalty-related taxation paid	(937)	(78)	59	–	–	(956)

Net operating cash flows	18,252	1,427	(602)	1,077	–	20,154

Investing activities
Purchases of property, plant and equipment	(21,573)	(940)	1,347	(1,077)	–	(22,243)
Exploration expenditure	(1,326)	(32)	7	–	–	(1,351)
Exploration expenditure expensed and included in operating cash flows	1,022	32	(7)	–	–	1,047
Purchase of intangibles	(400)	–	–	–	–	(400)
Investment in financial assets	(338)	–	(137)	–	–	(475)
Investment in subsidiaries, operations and joint operations, net of their cash	–	–	–	–	–	–
Investment in equity accounted investments	–	–	(84)	–	–	(84)

Cash outflows from investing activities	(22,615)	(940)	1,126	(1,077)	–	(23,506)
Proceeds from sale of property, plant and equipment	2,338	–	–	–	–	2,338
Proceeds from financial assets	204	(11)	47	–	–	240
Proceeds from divestment of subsidiaries, operations and joint operations, net of their cash	2,202	–	(1,700)	–	–	502
Proceeds from sale or partial sale of equity accounted investments	–	–	1,700	–	–	1,700

Net investing cash flows	(17,871)	(951)	1,173	(1,077)	–	(18,726)

Financing activities
Proceeds from interest bearing liabilities	9,961	245	(1,049)	–	–	9,157
Proceeds from debt related instruments	14	–	–	–	–	14
Repayment of interest bearing liabilities	(2,580)	(28)	594	–	–	(2,014)
Proceeds from ordinary shares	21	–	–	–	–	21
Contributions from non-controlling interests	73	–	–	–	–	73
Purchase of shares by ESOP Trusts	(445)	–	–	–	–	(445)
Dividends paid	(6,167)	–	–	–	–	(6,167)
Dividends paid to non-controlling interests	(55)	(782)	–	–	–	(837)

Net financing cash flows	822	(565)	(455)	–	–	(198)

Net increase/(decrease) in cash and cash equivalents	1,203	(89)	116	–	–	1,230
Cash and cash equivalents, net of overdrafts, at the beginning of the financial year	4,881	186	(613)	–	–	4,454
Foreign currency exchange rate changes on cash and cash equivalents	(34)	(2)	19	–	–	(17)

Cash and cash equivalents, net of overdrafts, at the end of the financial year	6,050	95	(478)	–	–	5,667

Consolidated Income Statement for the year ended 30 June 2012

	Year ended 30 June 2012 As published	Restatements				Year ended 30 June 2012 Restated
		IFRS10	IFRS11	IFRIC20	Other
	US$M					US$M
Revenue
Group production	68,747	3,157	(4,935)	–	–	66,969
Third party products	3,479	(116)	145	–	–	3,508

Revenue	72,226	3,041	(4,790)	–	–	70,477
Other income	906	9	(17)	–	–	898
Expenses excluding net finance costs	(49,380)	(1,733)	2,143	326	–	(48,644)
Share of operating profit of equity accounted investments	–	–	1,815	54	–	1,869

Profit from operations	23,752	1,317	(849)	380	–	24,600

Comprising:
Group production	23,626	1,311	(851)	380	–	24,466
Third party products	126	6	2	–	–	134

	23,752	1,317	(849)	380	–	24,600

Financial expenses	(955)	(4)	20	–	103	(836)
Financial income	225	2	44	–	(103)	168

Net finance costs	(730)	(2)	64	–	–	(668)

Profit before taxation	23,022	1,315	(785)	380	–	23,932

Income tax expense	(7,238)	(251)	529	(93)	–	(7,053)
Royalty-related taxation (net of income tax benefit)	(252)	(53)	46	(3)	–	(262)

Total taxation expense	(7,490)	(304)	575	(96)	–	(7,315)

Profit after taxation	15,532	1,011	(210)	284	–	16,617

Attributable to non-controlling interests	115	1,011	(36)	54	–	1,144
Attributable to members of BHP Billiton Group	15,417	–	(174)	230	–	15,473

Basic earnings per ordinary share (cents)	289.6	–	(3.3)	4.4	–	290.7
Diluted earnings per ordinary share (cents)	288.4	–	(3.3)	4.3	–	289.4

Dividends per ordinary share – paid during the period (cents)	110.0	–	–	–	–	110.0
Dividends per ordinary share – determined in respect of the period (cents)	112.0	–	–	–	–	112.0

Consolidated Balance Sheet as at 30 June 2012

	As at 30 June 2012 As published	Restatements				As at 30 June 2012 Restated
		IFRS10	IFRS11	IFRIC20	Other
	US$M					US$M
ASSETS
Current assets
Cash and cash equivalents	4,781	186	(492)	–	–	4,475
Trade and other receivables	7,704	359	(634)	–	–	7,429
Other financial assets	282	13	–	–	–	295
Inventories	6,233	389	(287)	(166)	–	6,169
Assets classified as held for sale	848	–	(848)	–	–	–
Current tax assets	137	–	(49)	–	–	88
Other	466	35	(30)	–	–	471

Total current assets	20,451	982	(2,340)	(166)	–	18,927

Non-current assets
Trade and other receivables	1,475	1	893	–	–	2,369
Other financial assets	1,881	4	30	–	–	1,915
Inventories	424	16	(3)	–	–	437
Property, plant and equipment	95,247	3,108	(4,341)	(1,304)	(477)	92,233
Intangible assets	5,112	1	(4)	–	477	5,586
Investments accounted for using the equity method	–	–	3,128	53	–	3,181
Deferred tax assets	4,525	–	(202)	120	–	4,443
Other	158	1	(49)	–	–	110

Total non-current assets	108,822	3,131	(548)	(1,131)	–	110,274

Total assets	129,273	4,113	(2,888)	(1,297)	–	129,201

LIABILITIES
Current liabilities
Trade and other payables	12,024	414	(247)	–	–	12,191
Interest bearing liabilities	3,531	37	(539)	–	–	3,029
Liabilities classified as held for sale	433	–	(433)	–	–	–
Other financial liabilities	200	18	(11)	–	–	207
Current tax payable	2,811	6	(71)	–	–	2,746
Provisions	2,784	66	(99)	–	–	2,751
Deferred income	251	11	–	–	–	262

Total current liabilities	22,034	552	(1,400)	–	–	21,186

Non-current liabilities
Trade and other payables	509	–	(12)	–	–	497
Interest bearing liabilities	24,799	198	(1,343)	–	–	23,654
Other financial liabilities	317	2	–	–	–	319
Deferred tax liabilities	5,287	311	(237)	(307)	–	5,054
Provisions	8,914	101	(196)	–	–	8,819
Deferred income	328	–	29	–	–	357

Total non-current liabilities	40,154	612	(1,759)	(307)	–	38,700

Total liabilities	62,188	1,164	(3,159)	(307)	–	59,886

Net assets	67,085	2,949	271	(990)	–	69,315

EQUITY
Share capital – BHP Billiton Limited	1,186	–	–	–	–	1,186
Share capital – BHP Billiton Plc	1,069	–	–	–	–	1,069
Treasury shares	(533)	–	–	–	–	(533)
Reserves	1,912	–	–	–	–	1,912
Retained earnings	62,236	–	326	(670)	–	61,892

Total equity attributable to members of BHP Billiton Group	65,870	–	326	(670)	–	65,526
Non-controlling interests	1,215	2,949	(55)	(320)	–	3,789

Total equity	67,085	2,949	271	(990)	–	69,315

Consolidated Cash Flow Statement for the year ended 30 June 2012

	Year ended 30 June 2012 As published	Restatements				Year ended 30 June 2012 Restated
		IFRS10	IFRS11	IFRIC20	Other
	US$M					US$M
Operating activities
Profit before taxation	23,022	1,315	(785)	380	–	23,932
Adjustments for:
Non-cash or non-operating exceptional items	3,417	–	–	–	–	3,417
Depreciation and amortisation expense	6,408	204	(182)	1	–	6,431
Net gain on sale of non-current assets	(116)	–	(2)	–	–	(118)
Impairments of property, plant and equipment, financial assets and intangibles	100	–	–	–	–	100
Employee share awards expense	270	–	–	–	–	270
Net finance costs	730	2	(64)	–	–	668
Share of operating profit of equity accounted investments	–	–	(1,815)	(54)	–	(1,869)
Other	(481)	–	15	90	–	(376)
Changes in assets and liabilities:
Trade and other receivables	1,464	52	239	–	–	1,755
Inventories	(208)	5	53	166	–	16
Trade and other payables	(288)	95	6	–	–	(187)
Net other financial assets and liabilities	(18)	4	(13)	–	–	(27)
Provisions and other liabilities	(1,026)	(4)	5	–	–	(1,025)

Cash generated from operations	33,274	1,673	(2,543)	583	–	32,987
Dividends received	25	–	(15)	–	–	10
Dividends received from equity accounted investments	–	–	712	–	–	712
Interest received	127	2	92	–	–	221
Interest paid	(715)	(9)	91	–	–	(633)
Income tax refunded	530	–	–	–	–	530
Income tax paid	(7,842)	(272)	622	–	–	(7,492)
Royalty-related taxation paid	(1,015)	(61)	–	–	–	(1,076)

Net operating cash flows	24,384	1,333	(1,041)	583	–	25,259

Investing activities
Purchases of property, plant and equipment	(18,385)	(869)	1,200	(583)	–	(18,637)
Exploration expenditure	(2,452)	(44)	3	–	–	(2,493)
Exploration expenditure expensed and included in operating cash flows	1,602	45	(3)	–	–	1,644
Purchase of intangibles	(220)	–	1	–	–	(219)
Investment in financial assets	(341)	–	(130)	–	–	(471)
Investment in subsidiaries, operations and joint operations, net of their cash	(12,556)	–	–	–	–	(12,556)
Investment in equity accounted investments	–	–	(83)	–	–	(83)

Cash outflows from investing activities	(32,352)	(868)	988	(583)	–	(32,815)
Proceeds from sale of property, plant and equipment	159	–	(13)	–	–	146
Proceeds from financial assets	151	(14)	41	–	–	178
Proceeds from divestment of subsidiaries, operations and joint operations, net of their cash	6	–	–	–	–	6
Proceeds from sale or partial sale of equity accounted investments	–	–	–	–	–	–

Net investing cash flows	(32,036)	(882)	1,016	(583)	–	(32,485)

Financing activities
Proceeds from interest bearing liabilities	13,287	–	(470)	–	–	12,817
Settlements from debt related instruments	(180)	–	–	–	–	(180)
Repayment of interest bearing liabilities	(4,280)	(44)	331	–	–	(3,993)
Proceeds from ordinary shares	21	–	–	–	–	21
Contributions from non-controlling interests	101	–	–	–	–	101
Purchase of shares by ESOP Trusts	(424)	–	–	–	–	(424)
Share buy-back – BHP Billiton Plc	(83)	–	–	–	–	(83)
Dividends paid	(5,877)	–	–	–	–	(5,877)
Dividends paid to non-controlling interests	(56)	(287)	–	–	–	(343)

Net financing cash flows	2,509	(331)	(139)	–	–	2,039

Net increase/(decrease) in cash and cash equivalents	(5,143)	120	(164)	–	–	(5,187)
Cash and cash equivalents, net of overdrafts, at the beginning of the financial year	10,080	65	(474)	–	–	9,671
Foreign currency exchange rate changes on cash and cash equivalents	(56)	1	25	–	–	(30)

Cash and cash equivalents, net of overdrafts, at the end of the financial year	4,881	186	(613)	–	–	4,454

7.2     Not required for US reporting

7.3     Directors’ declaration

In accordance with a resolution of the Directors of the BHP Billiton Group, the Directors declare that:

(a)	in the Directors’ opinion and to the best of their knowledge the financial statements and notes, set out in sections 7.1 and 7.2, are in accordance with the UK Companies Act 2006 and the Australian Corporations Act 2001, including:

(i)	Complying with the applicable Accounting Standards; and

(ii)	Giving a true and fair view of the assets, liabilities, financial position and profit or loss of each of BHP Billiton Limited, BHP Billiton Plc, the BHP Billiton Group and the undertakings included in the consolidation taken as a whole as at 30 June 2014 and of their performance for the year ended 30 June 2014;

(b)	the financial report also complies with International Financial Reporting Standards, as disclosed in note 1;

(c)	to the best of the Directors’ knowledge, the management report (comprising the Strategic Report and Directors’ Report) includes a fair review of the development and performance of the business and the financial position of the BHP Billiton Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that the Group faces; and

(d)	in the Directors’ opinion there are reasonable grounds to believe that each of the BHP Billiton Group, BHP Billiton Limited and BHP Billiton Plc will be able to pay its debts as and when they become due and payable.

The Directors have been given the declarations required by Section 295A of the Australian Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2014.

Signed in accordance with a resolution of the Board of Directors.

Jac Nasser AO

Chairman

Andrew Mackenzie

Chief Executive Officer

Dated this 11th day of September 2014

7.4	Statement of Directors’ Responsibilities in respect of the Annual Report and the Financial Statements

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

Under applicable law and regulations, the Directors are also responsible for preparing a Strategic Report, Directors’ Report, Directors’ Remuneration Report and Corporate Governance Statement that complies with that law and those regulations.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

7.5	Not required for US reporting

7.6    Reports of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firms

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the accompanying consolidated balance sheets of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of 30 June 2014, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended. These consolidated financial statements are the responsibility of the BHP Billiton Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated financial statements of the BHP Billiton Group as of 30 June 2013 and for each of the years in the two-year period ended 30 June 2013, were audited by other auditors whose report thereon dated 25 September 2013, expressed an unqualified opinion on those statements, before the restatement described in note 37 to the consolidated financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the BHP Billiton Group as of 30 June 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended 30 June 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited the adjustments described in notes 1 and 37 that were applied to restate the 2013 and 2012 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. KPMG LLP was not engaged to audit, review, or apply any procedures to the 2013 consolidated financial statements of the BHP Billiton Group other than with respect to the adjustments and, accordingly, it does not express an opinion or any other form of assurance on the 2013 or 2012 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the BHP Billiton Group’s internal control over financial reporting as of 30 June 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated 25 September 2014 expressed an unqualified opinion on the effectiveness of the BHP Billiton Group’s internal control over financial reporting.

/s/ KPMG LLP KPMG LLP London, United Kingdom 25 September 2014	/s/ KPMG KPMG Melbourne, Australia 25 September 2014

Report of Independent Registered Public Accounting Firms

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in note 37, the accompanying consolidated balance sheet of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of 30 June 2013, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for each of the years in the two-year period ended 30 June 2013. The 2013 and 2012 financial statements before the effects of the adjustments discussed in note 37 are not presented herein. The 2013 and 2012 consolidated financial statements are the responsibility of the BHP Billiton Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2013 and 2012 financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in notes 1 and 37, present fairly, in all material respects, the financial position of the BHP Billiton Group as of 30 June 2013, and the results of its operations and its cash flows for each of the years in the two-year period ended 30 June 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Audit Plc was not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in notes 1 and 37 and, accordingly, it does not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by a successor auditor.

/s/ KPMG Audit Plc KPMG Audit Plc London, United Kingdom 25 September 2013	/s/ KPMG KPMG Melbourne, Australia 25 September 2013

Report of Independent Registered Public Accounting Firms

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the BHP Billiton Group’s (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) internal control over financial reporting as of 30 June 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The BHP Billiton Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying section 3.14.1 Risk and Audit Committee Report. Our responsibility is to express an opinion on the BHP Billiton Group’s internal control over financial reporting based on our audit.

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

In our opinion, the BHP Billiton Group maintained, in all material respects, effective internal control over financial reporting as of 30 June 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the BHP Billiton Group as of 30 June 2014, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and our report dated 25 September 2014 expressed an unqualified opinion on those consolidated financial statements. We have also audited the adjustments described in notes 1 and 37 that were applied to restate the 2013 and 2012 consolidated financial statements.

/s/ KPMG LLP KPMG LLP London, United Kingdom 25 September 2014	/s/ KPMG KPMG Melbourne, Australia 25 September 2014

7.7    Supplementary oil and gas information – unaudited

In accordance with the requirements of the Financial Accounting Standards Board (FASB) Accounting Standard Codification ‘Extractive Activities-Oil and Gas’ (Topic 932) and SEC requirements set out in Subpart 1200 of Regulation S-K, the Group is presenting certain disclosures about its oil and gas activities. These disclosures are presented below as supplementary oil and gas information, in addition to information disclosed in section 1.12.2 ‘Petroleum and Potash Business’, section 2.1.1 ‘Petroleum and Potash Business’, section 2.2.1 ‘Production – Petroleum’ and section 2.3.1 ‘Petroleum reserves’.

The information set out in this section is referred to as unaudited as it is not included in the scope of the audit opinion of the independent auditor on the Consolidated Financial Statements, refer section 7.6 Independent Auditors’ reports.

Reserves and production

Proved oil and gas reserves and net crude oil and condensate, natural gas, LNG and NGL production information is included in section 2.2.1 ‘Production – Petroleum’ and section 2.3.1 ‘Petroleum reserves’ of this Annual Report.

Capitalised costs relating to oil and gas production activities

The following table shows the aggregate capitalised costs relating to oil and gas exploration and production activities and related accumulated depreciation, depletion, amortisation and valuation allowances.

	Australia	United States	Other (b)	Total
	US$M	US$M	US$M	US$M
Capitalised cost
2014
Unproved properties	344	7,355	200	7,899
Proved properties	14,801	34,963	2,388	52,152

Total costs	15,145	42,318	2,588	60,051
Less: Accumulated depreciation, depletion, amortisation and valuation allowances	(7,135)	(13,269)	(2,021)	(22,425)

Net capitalised costs	8,010	29,049	567	37,626

2013 (a)
Unproved properties	279	7,875	154	8,308
Proved properties	13,870	29,781	3,871	47,522

Total costs	14,149	37,656	4,025	55,830
Less: Accumulated depreciation, depletion, amortisation and valuation allowances	(6,512)	(10,258)	(3,314)	(20,084)

Net capitalised costs	7,637	27,398	711	35,746

2012 (a)
Unproved properties	363	11,800	155	12,318
Proved properties	12,572	19,850	3,846	36,268

Total costs	12,935	31,650	4,001	48,586
Less: Accumulated depreciation, depletion, amortisation and valuation allowances	(5,973)	(7,413)	(3,211)	(16,597)

Net capitalised costs	6,962	24,237	790	31,989

(a)	Comparative information for 2013 and 2012 has been restated on account of adoption of IFRS 10 and 11. The impact to net capitalised costs was a reduction of US$121 million in 2013 and US$124 million in 2012.

(b)	Other is primarily comprised of Algeria, Brazil, Pakistan, Trinidad and Tobago and the United Kingdom.

Costs incurred relating to oil and gas property acquisition, exploration and development activities

The following table shows costs incurred relating to oil and gas property acquisition, exploration and development activities (whether charged to expense or capitalised). Amounts shown include interest capitalised.

	Australia	United States	Other (c)	Total
	US$M	US$M	US$M	US$M
2014
Acquisitions of proved property	–	–	–	–
Acquisitions of unproved property	35	217	42	294
Exploration (a)	185	242	97	524
Development	949	5,034	75	6,058

Total costs (b)	1,169	5,493	214	6,876

2013
Acquisitions of proved property	–	–	–	–
Acquisitions of unproved property	–	123	–	123
Exploration (a)	125	373	221	719
Development	1,410	5,698	66	7,174

Total costs (b)	1,535	6,194	287	8,016

2012
Acquisitions of proved property	–	4,746	–	4,746
Acquisitions of unproved property	5	10,366	–	10,371
Exploration (a)	251	690	331	1,272
Development	1,663	4,460	102	6,225

Total costs (b)	1,919	20,262	433	22,614

(a)	Represents gross exploration expenditure, including capitalised exploration expenditure, in addition to exploration and evaluation costs charged to income as incurred.

(b)	Total costs include US$6,387 million (2013: US$7,393 million; 2012: US$6,905 million) capitalised during the year.

(c)	Other is primarily comprised of Algeria, Pakistan, Trinidad and Tobago and the United Kingdom.

Results of operations from oil and gas producing activities

The following information is similar to the disclosures in note 2 ‘Segment reporting’ of the BHP Billiton Group financial statements, but differs in several respects as to the level of detail and geographic information. Amounts shown in the following table exclude financial income, financial expenses, and general corporate overheads.

Income taxes were determined by applying the applicable statutory rates to pre-tax income with adjustments for permanent differences and tax credits.

	Australia	United States	Other (g)	Total
	US$M	US$M	US$M	US$M
2014
Oil and gas revenue (a)	5,722	7,517	1,045	14,284
Production costs	(740)	(2,129)	(246)	(3,115)
Exploration expenses	(157)	(233)	(99)	(489)
Depreciation, depletion, amortisation and valuation provision (b)	(617)	(3,465)	(172)	(4,254)
Production taxes (c)	(340)	–	(29)	(369)

	3,868	1,690	499	6,057
Income taxes	(1,025)	(353)	(413)	(1,791)
Royalty-related taxes (d)	(662)	–	8	(654)

Results of oil and gas producing activities (e)	2,181	1,337	94	3,612

2013 (f)
Oil and gas revenue (a)	5,794	5,807	1,332	12,933
Production costs	(753)	(1,693)	(256)	(2,702)
Exploration expenses	(122)	(278)	(223)	(623)
Depreciation, depletion, amortisation and valuation provision (b)	(561)	(2,809)	(141)	(3,511)
Production taxes (c)	(362)	–	1	(361)

	3,996	1,027	713	5,736
Income taxes	(1,265)	(162)	(637)	(2,064)
Royalty-related taxes (d)	(822)	–	8	(814)

Results of oil and gas producing activities (e)	1,909	865	84	2,858

2012 (f)
Oil and gas revenue (a)	6,233	4,889	1,580	12,702
Production costs	(684)	(1,225)	(354)	(2,263)
Exploration expenses	(156)	(275)	(304)	(735)
Depreciation, depletion, amortisation and valuation provision (b)	(707)	(4,961)	(218)	(5,886)
Production taxes (c)	(342)	–	(30)	(372)

	4,344	(1,572)	674	3,446
Income taxes	(1,332)	745	(534)	(1,121)
Royalty-related taxes (d)	(641)	–	(3)	(644)

Results of oil and gas producing activities (e)	2,371	(827)	137	1,681

(a)	Includes sales to affiliated companies of US$262 million (2013: US$ nil; 2012: US$ nil).

(b)	Includes a valuation provision of US$309 million (2013: US$447 million; 2012: US$2,986 million).

(c)	Includes royalties and excise duty.

(d)	Includes petroleum resource rent tax and petroleum revenue tax where applicable.

(e)	Amounts shown exclude financial income, financial expenses and general corporate overheads and, accordingly, do not represent all of the operations attributable to the Petroleum and Potash segment presented in note 2 Segment reporting to the financial statements.

(f)	Comparative information for 2013 and 2012 has been restated on account of adoption of IFRS 10 and 11. The impact to net results of operations was negative US$2 million in 2013 and US$ nil in 2012.

(g)	Other is primarily comprised of Algeria, Pakistan, Trinidad and Tobago and the United Kingdom.

Standardised measure of discounted future net cash flows relating to proved oil and gas reserves (Standardised measure)

The purpose of this disclosure is to provide data with respect to the estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas.

The Standardised measure is based on the Group’s estimated proved reserves (as presented in section 2.3.1 ‘Petroleum reserves’) and this data should be read in conjunction with that disclosure, which is hereby incorporated by reference into this section. The Standardised measure is prepared on a basis which presumes that year-end economic and operating conditions will continue over the periods in which year-end proved reserves would be produced. The effects of future inflation, future changes in exchange rates, expected future changes in technology, taxes, operating practices and any regulatory changes have not been included.

The Standardised measure is prepared by projecting the estimated future annual production of proved reserves owned at period end and pricing that future production to derive future cash inflows. Estimates of future cash flows for 2014, 2013 and 2012 are computed using the average first-day-of-the-month price during the 12-month period. Future price increases for all periods presented are considered only to the extent that they are provided by fixed and determinable contractual arrangements in effect at year-end and are not dependent upon future inflation or exchange rate changes.

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

	Australia	United States	Other (a)	Total
	US$M	US$M	US$M	US$M
Standardised measure
2014
Future cash inflows	47,633	70,958	3,820	122,411
Future production costs	(11,355)	(19,732)	(717)	(31,804)
Future development costs	(5,772)	(12,953)	(516)	(19,241)
Future income taxes	(12,240)	(10,527)	(1,394)	(24,161)

Future net cash flows	18,266	27,746	1,193	47,205
Discount at 10 per cent per annum	(6,880)	(10,866)	(295)	(18,041)

Standardised measure	11,386	16,880	898	29,164

2013
Future cash inflows	48,862	71,836	5,194	125,892
Future production costs	(12,818)	(19,194)	(1,147)	(33,159)
Future development costs	(6,801)	(11,946)	(473)	(19,220)
Future income taxes	(11,321)	(12,185)	(1,913)	(25,419)

Future net cash flows	17,922	28,511	1,661	48,094
Discount at 10 per cent per annum	(6,176)	(12,785)	(360)	(19,321)

Standardised measure	11,746	15,726	1,301	28,773

2012
Future cash inflows	52,777	67,811	6,293	126,881
Future production costs	(12,646)	(17,582)	(1,339)	(31,567)
Future development costs	(8,612)	(13,212)	(450)	(22,274)
Future income taxes	(11,882)	(10,414)	(2,345)	(24,641)

Future net cash flows	19,637	26,603	2,159	48,399
Discount at 10 per cent per annum	(7,363)	(13,090)	(469)	(20,922)

Standardised measure	12,274	13,513	1,690	27,477

(a)	Other is primarily comprised of Algeria, Pakistan, Trinidad and Tobago and the United Kingdom.

Changes in the Standardised measure are presented in the following table. The beginning of the year and end of the year totals are shown after reduction for income taxes and these, together with the changes in income tax amounts, are shown as discounted amounts (at 10 per cent per annum). All other items of change represent discounted amounts before consideration of income tax effects.

	2014	2013	2012
	US$M	US$M	US$M
Changes in the Standardised measure
Standardised measure at the beginning of the year	28,773	27,477	19,920
Revisions:
Prices, net of production costs	4,366	189	4,132
Changes in future development costs	(841)	940	(987)
Revisions of quantity estimates (a)	(3,871)	(4,396)	5,265
Accretion of discount	4,564	4,323	3,134
Changes in production timing and other	(1,170)	260	426

	31,821	28,793	31,890
Sales of oil and gas, net of production costs	(10,800)	(9,876)	(10,093)
Acquisitions of reserves-in-place	–	–	5,661
Sales of reserves-in-place	(107)	–	(16)
Previously estimated development costs incurred	2,683	3,710	3,416
Extensions, discoveries, and improved recoveries, net of future costs	3,946	7,272	946
Changes in future income taxes	1,621	(1,126)	(4,327)

Standardised measure at the end of the year	29,164	28,773	27,477

(a)	Changes in reserves quantities are shown in the Petroleum reserves tables in section 2.3.1.

Accounting for suspended exploratory well costs

Refer to note 1 ‘Accounting policies’ (Exploration and evaluation expenditure) of the BHP Billiton Group financial statements for a discussion of the accounting policy applied to the cost of exploratory wells. Suspended wells are also reviewed in this context.

The following tables provide the changes to capitalised exploratory well costs that were pending the determination of proved reserves for the three years ended 30 June 2014, 30 June 2013 and 30 June 2012.

	2014	2013	2012
	US$M	US$M	US$M
Movement in capitalised exploratory well costs
At the beginning of the year	603	703	550
Additions to capitalised exploratory well costs pending the determination of proved reserves	28	97	455
Capitalised exploratory well costs charged to expense	(194)	(99)	(144)
Capitalised exploratory well costs reclassified to wells, equipment, and facilities based on the determination of proved reserves	(48)	(56)	(158)
Other	(1)	(42)	–

At the end of the year	388	603	703

The following table provides an ageing of capitalised exploratory well costs, based on the date the drilling was completed, and the number of projects for which exploratory well costs have been capitalised for a period greater than one year since the completion of drilling.

	2014	2013	2012
	US$M	US$M	US$M
Ageing of capitalised exploratory well costs
Exploratory well costs capitalised for a period of one year or less	31	96	340
Exploratory well costs capitalised for a period greater than one year	357	507	363

At the end of the year	388	603	703

	2014	2013	2012
Number of projects that have been capitalised for a period greater than one year	17	15	10

Drilling and other exploratory and development activities

The number of crude oil and natural gas wells drilled and completed for each of the last three years was as follows:

	Net Exploratory Wells			Net Development Wells
	Productive	Dry	Total	Productive	Dry	Total	Total
Year ended 30 June 2014
Australia	1	2	3	3	–	3	6
United States (a)	–	2	2	401	15	416	418
Other (b)	–	–	–	1	–	1	1

Total	1	4	5	405	15	420	425

Year ended 30 June 2013
Australia	–	1	1	–	–	–	1
United States (a)	–	1	1	352	16	368	369
Other (b)	–	–	–	2	–	2	2

Total	–	2	2	354	16	370	372

Year ended 30 June 2012
Australia	–	–	–	1	–	1	1
United States	4	3	7	190	1	191	198
Other (b)	–	1	1	2	1	3	4

Total	4	4	8	193	2	195	203

(a)	Dry net development wells include four net wells (2013: 13 net wells) that encountered problems during drilling and/or completion and were not pursued further.

(b)	Other is primarily comprised of Algeria, Pakistan, Trinidad and Tobago and the United Kingdom.

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

Oil and gas properties, wells, operations and acreage

The following tables show the number of gross and net productive crude oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage as at 30 June 2014. A gross well or acre is one in which a working interest is owned, while a net well or acre exists when the sum of fractional working interests owned in gross wells or acres equals one. Productive wells are producing wells and wells mechanically capable of production. Developed acreage is comprised of leased acres that are within an area by or assignable to a productive well. Undeveloped acreage is comprised of leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil and gas, regardless of whether such acres contain proved reserves.

The number of productive crude oil and natural gas wells in which we held an interest at 30 June 2014 was as follows:

	Crude Oil Wells		Natural Gas Wells		Total
	Gross	Net	Gross	Net	Gross	Net
Australia	354	176	127	48	481	224
United States	391	214	7,362	2,431	7,753	2,645
Other (a)	60	24	46	10	106	34

Total	805	414	7,535	2,489	8,340	2,903

(a)	Other is primarily comprised of Algeria, Pakistan, Trinidad and Tobago and the United Kingdom.

Of the productive crude oil and natural gas wells, 25 (net: 10) operated wells had multiple completions.

Developed and undeveloped acreage (including both leases and concessions) held at 30 June 2014 was as follows:

	Developed Acreage		Undeveloped Acreage
Thousands of acres	Gross	Net	Gross	Net
Australia	2,072	811	7,125	4,463
United States	1,157	674	2,220	1,510
Other (a)	307	115	13,825	9,955

Total (b)	3,536	1,600	23,170	15,928

(a)	Undeveloped acreage primarily consists of acreage in Brazil, Trinidad and Tobago, South Africa, Philippines and Malaysia.

(b)	Approximately 1,470,807 gross acres (1,276,339 net acres), 1,937,729 gross acres (1,110,992 net acres) and 5,196,953 gross acres (4,914,905 net acres) of undeveloped acreage will expire in the years ending 30 June 2015, 2016 and 2017 respectively, if the Company does not establish production or take any other action to extend the terms of the licenses and concessions.