Form 20-F
period 2015-06-30
BHP BILLITON LTD; BHP BILLITON PLC
filed 2015-09-23
CIK 811809, 1171264

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 30 JUNE 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-09526	Commission file number: 001-31714
BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)
VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)
171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered	Title of each class	Name of each exchange on which registered
American Depositary Shares*	New York Stock Exchange	American Depositary Shares*	New York Stock Exchange
Ordinary Shares**	New York Stock Exchange	Ordinary Shares, nominal value US$0.50 each**	New York Stock Exchange

*	Evidenced by American Depositary Receipts. Each American Depositary Receipt represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc, as the case may be.
**	Not for trading, but only in connection with the listing of the applicable American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

	BHP Billiton Limited	BHP Billiton Plc
Fully Paid Ordinary Shares	3,211,691,105	2,112,071,796

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

Our Charter
We are BHP Billiton, a leading global resources company.	Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.
Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.

Our Values

Sustainability Putting health and safety first, being environmentally responsible and supporting our communities.

Integrity Doing what is right and doing what we say we will do.

Respect Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial.

Performance Achieving superior business results by stretching our capabilities.

Simplicity Focusing our efforts on the things that matter most.

Accountability Defining and accepting responsibility and delivering on our commitments.

We are successful when:

Our people start each day with a sense of purpose and end the day with a sense of accomplishment.

Our communities, customers and suppliers value their relationships with us.

Our asset portfolio is world-class and sustainably developed.

Our operational discipline and financial strength enables our future growth.

Our shareholders receive a superior return on their investment.

Andrew Mackenzie Chief Executive Officer

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

i

Form 20-F Cross Reference Table

Item Number	Description	Report section reference
1.	Identity of directors, senior management and advisors	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key Information
A	Selected financial information	1.11
B	Capitalisation and indebtedness	Not applicable
C	Reasons for the offer and use of proceeds	Not applicable
D	Risk factors	1.7
4.	Information on the company
A	History and development of the company	1.6, 1.12, 2.1, 2.2, 5.1, 9.1 to 9.3 and 9.12
B	Business overview	1.5 to 1.15, 2.1 to 2.5 and 9.11
C	Organisational structure	9.3 and Note 30 to the Financial Statements
D	Property, plant and equipment	1.12 and 2.1 to 2.4
4A.	Unresolved staff comments	None
5.	Operating and financial review and prospects
A	Operating results	1.10 to 1.12, 1.15 and 2.5
B	Liquidity and capital resources	1.15.4 and 1.15.5
C	Research and development, patents and licences etc	1.6.3, 1.12, 1.15.1, 2.1, 2.3 and 5.14
D	Trend information	1.5.3, 1.12 and 1.15.1
E	Off-balance sheet arrangements	1.15.6 and Notes 34 and 35 to the Financial Statements
F	Tabular disclosure of contractual obligations	1.15.6 and Notes 34 and 35 to the Financial Statements
6.	Directors, senior management and employees
A	Directors and senior management	3.2
B	Compensation	4
C	Board practices	3.2, 3.14 and 4.2
D	Employees	1.13 and 5.8
E	Share ownership	4, 5.17 and 5.18
7.	Major shareholders and related party transactions
A	Major shareholders	9.6
B	Related party transactions	1.15.6 and Note 33 to the Financial Statements
C	Interests of experts and counsel	Not applicable
8.	Financial information
A	Consolidated statements and other financial information	7, 9.7 and the pages beginning on page F-1 in this Annual Report
B	Significant changes	1.15.6 and Note 36 to the Financial Statements
9.	The offer and listing
A	Offer and listing details	9.8
B	Plan of distribution	Not applicable
C	Markets	9.2
D	Selling shareholders	Not applicable
E	Dilution	Not applicable
F	Expenses of the issue	Not applicable

Item Number	Description	Report section reference
10.	Additional Information
A	Share capital	Not applicable
B	Memorandum and articles of association	9.5 and 9.11
C	Material contracts	9.4
D	Exchange controls	9.11.2
E	Taxation	9.10
F	Dividends and paying agents	Not applicable
G	Statement by experts	Not applicable
H	Documents on display	9.5.14
I	Subsidiary information	1.15.6 and Note 30 to the Financial Statements
11.	Quantitative and qualitative disclosures about market risk	1.15.6 and Note 23 to the Financial Statements
12.	Description of securities other than equity securities
A	Debt Securities	Not applicable
B	Warrants and Rights	Not applicable
C	Other Securities	Not applicable
D	American Depositary Shares	9.9
13.	Defaults, dividend arrearages and delinquencies	There have been no defaults, dividend arrearages or delinquencies
14.	Material modifications to the rights of security holders and use of proceeds	There have been no material modifications to the rights of security holders and use of proceeds since our last Annual Report
15.	Controls and procedures	3.14.1
16.
A	Audit committee financial expert	3.2.1 and 3.14.1
B	Code of ethics	3.17
C	Principal accountant fees and services	3.14.1 and Note 38 to the Financial Statements
D	Exemptions from the listing standards for audit committees	Not applicable
E	Purchases of equity securities by the issuer and affiliated purchasers	5.2
F	Change in Registrant’s Certifying Accountant	Not applicable
G	Corporate Governance	3.21
H	Mine Safety and Health Administration (MSHA) Disclosure	Exhibit 95.1
17.	Financial statements	Not applicable as Item 18 complied with
18.	Financial statements	The pages beginning on page F-1 in this Annual Report and Exhibit 15.1
19.	Exhibits	10

v

1    Strategic Report

1.1    Chairman’s Review

Dear Shareholder

In the past year, we have seen continued growth in the global economy despite significant drops in commodity prices and volatility in currency and financial markets.

At last year’s Annual General Meetings I said, ‘Events this year (FY2014) have been a reminder of how uncertain and volatile politics and economics can be’. This year, those trends have accelerated. While this level of uncertainty in the global economy can be unsettling, for over 130 years your Company has demonstrated the ability to successfully overcome difficult challenges.

Against this backdrop, in FY2015 we set production records across many of our operations. This, combined with a focus on productivity, offset some of the downturn in commodity prices. While our financial performance was impacted by market conditions, continued improvements in operational performance, productivity and higher production produced an Attributable profit of US$1.9 billion and Net operating cash flows of US$19.3 billion. We increased our full-year dividend by two per cent to 124 US cents per share. This is in addition to the pro rata, in-specie distribution of South32 shares to eligible shareholders during the year.

Your Company is in a strong financial position. We have lower debt, a strong balance sheet and solid cash flows. While we are taking an even more focused approach to capital allocation, we continue to invest in those projects that we expect to provide superior long-term returns. The focus on simplification and productivity saw the demerger of South32 in May 2015. This transaction significantly simplified our portfolio, enabling us to focus on generating more value from our large-scale, high-quality assets while allowing shareholders continued ownership of South32’s operations.

Tragically five of our colleagues died at work in FY2015. On behalf of the Board, I extend my deepest sympathy to their families and friends. Your Directors and your management team are committed to a safe workplace.

BHP Billiton is a global company that values our host communities. Our tax payments are just one part of the contribution we make to the communities in which we operate. We paid more than US$7.3 billion to governments worldwide in 2015. BHP Billiton is one of Australia’s largest taxpayers. In addition, we invested more than US$225 million in local communities across the world on projects that include improving access to education and healthcare.

Climate change remains a strategic consideration for your Board. We understand the importance of reducing the Company’s greenhouse gas emissions and ensuring the resilience of our business. Policy measures are also needed to effect reductions in emissions. We are contributing to practical and effective policy development and supporting the efforts of nations to reach a global agreement in Paris in December 2015.

It is with profound sadness that the Board pays tribute to Sir John Buchanan after his passing in July 2015. Sir John served as a Non-executive Director of BHP Billiton from 2003 up until the time of his death and was the Senior Independent Director of BHP Billiton Plc. Sir John provided wise counsel to his fellow Directors and to management and we will miss him greatly – both personally and for his invaluable contribution as a Director.

I would also like to thank Keith Rumble and Carlos Cordeiro for their valuable contribution over the years. Keith Rumble retired from the Board in May this year, while Carlos Cordeiro will retire after the Annual General Meetings later this year. In line with our planned approach to Board succession, we appointed Anita Frew to the Board as a Non-executive Director with effect from 15 September 2015. Anita’s depth of experience in strategic and risk management, marketing and governance across a broad range of sectors will enable her to make a significant contribution to the Board. We also announced that Shriti Vadera will assume the role of Senior Independent Director of BHP Billiton Plc.

The results you will read about in this Report are due to the efforts of all our employees and contractors, led by Andrew Mackenzie. Through their efforts, your Company contributes to stronger economies and improved living standards around the world. Your Board is confident in the outlook for BHP Billiton and we thank you for your continued support of the Company.

Jac Nasser AO

Chairman

1.2    Chief Executive Officer’s Report

BHP Billiton delivered a solid set of results in FY2015, based on strong operating performance and improved productivity against a backdrop of a volatile global economy and lower commodity prices.

Our FY2015 safety performance was disappointing. While we improved total recordable injury frequency performance by two per cent to 4.1 injuries per million hours worked, five colleagues died at work. It is with deep sadness that I extend my condolences to their families, friends and workmates. Safety is unquestionably my first priority, as it is for everyone at BHP Billiton. I am working with all the leaders of BHP Billiton and we have implemented a Company-wide program of engagement to make our workplaces safer than ever before.

In FY2015, the focus on best-in-class performance across our operations delivered productivity gains of US$4.1 billion, two years ahead of target. Iron Ore and Metallurgical Coal achieved annual production records, with increases of 14 per cent and 13 per cent respectively, Petroleum production increased by four per cent and Copper production was flat following the unplanned mill outage at Olympic Dam. This resulted in an overall Group production increase of nine per cent on a copper equivalent basis.

Improved operational productivity has generated strong cash flow to fund the progressive dividend, maintain a solid ‘A’ credit rating and allow us to continue to invest in growth. Further operational productivity will stretch the capacity of existing operations to safely increase volumes at very low cost, and increased capital productivity will reduce the cost of investments. In FY2015, we reduced capital and exploration expenditure to US$11 billion and expect this to decline to US$8.5 billion in FY2016. We have unique, high-return growth opportunities within the portfolio, and our cash flows and disciplined capital management structure will allow us to progress these when the time is right.

In May 2015, we completed the demerger of South32 to create a more focused portfolio for BHP Billiton. This simpler portfolio of assets, with more similar characteristics, allows a sharper focus on the Businesses that generate the majority of our earnings, and increases the potential for further productivity gains and shareholder value. Post-demerger, BHP Billiton’s strategy remains unchanged and Our Charter values of Sustainability, Integrity, Respect, Performance, Simplicity and Accountability will continue to define and guide us.

Local partnerships continue to be an integral part of our business. In FY2015, we contributed US$225 million to programs that will have a positive impact on the quality of life for people in our host communities. This year, we developed a new BHP Billiton Social Investment Framework to build a stronger linkage between our business and the communities that support and host us. The framework has identified three areas of sustainable development that will form the basis of future investments: governance, environment, and human capability and social inclusion.

Climate change considerations remain central to planning and execution. We are taking action to reduce emissions, build the resilience of our operations and supply chains, and work with others to support effective policy development. We are exploring opportunities to invest in low-emission technologies such as carbon capture and storage and battery storage.

We are proud to have publicly committed our support for the recognition of Australia’s Aboriginal and Torres Strait Islander Peoples in the nation’s constitution. We have strong relationships with Indigenous peoples in

Australia and around the world. Our support for recognition in Australia’s foundation governance document is consistent with the values underpinning the relationships we seek to have with Indigenous Australians.

Last month marked the 130th anniversary of the establishment of the Broken Hill Proprietary Company. The longevity of BHP Billiton is a tribute to the enduring innovation, passion and commitment that has supported our rise from a single operation on a remote sheep station in western New South Wales, Australia to a Company operating across the globe.

We will build upon this inheritance by making sure we continue to have the very best people working with the best assets in the best commodities. We remain confident that focus on best-in-class performance, unrivalled asset quality, diversification and investment in high-return projects, will create long-term value through the cycle and deliver superior returns to our shareholders.

In everything we do, we are motivated by the knowledge that the commodities we produce are central to global economic growth and development. Every employee of BHP Billiton is proud of the role the Company plays in supporting the supply of the resources necessary to improve living standards and social progress.

I would like to extend my sincere thanks to our suppliers, customers, host communities and shareholders. I would especially like to thank the employees and contractors whose contributions help BHP Billiton reach its potential, and whose commitment to step up and deliver their best makes me very proud to be part of this great Company.

Andrew Mackenzie

Chief Executive Officer

1.3     Our Company

1.3.1    Group overview

We are BHP Billiton, a leading global resources company. We are among the world’s top producers of major commodities, including iron ore, metallurgical coal, copper and uranium, and have substantial interests in conventional and unconventional oil and gas and energy coal.

Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market. Our diversified portfolio of high-quality assets gives us resilience and flexibility to enhance value throughout the commodity cycle.

We extract and process minerals, oil and gas from our production operations located primarily in Australia and the Americas. We sell our products globally with sales and marketing taking place principally through Singapore and Houston, United States. As at 30 June 2015, our workforce consisted of approximately 80,000 employees and contractors.

During FY2015, we demerged a selection of BHP Billiton’s alumina, aluminium, coal, manganese, nickel, silver, lead and zinc assets into a new company, South32.

The safety and health of our people and of the broader communities in which we operate are central to the success of our organisation. Regardless of where our people are located, the area of the organisation in which they work or the type of work they undertake, we strive to create an environment that is free from fatality, injury or occupational illness.

The long-term nature of our operations allows us to build collaborative community relationships. Our size and scope mean we can make a meaningful contribution to communities in which we operate. We aim to maximise the economic and social benefits of our operations to contribute to global economic development, while minimising our environmental footprint, for example through innovation, productivity and technology.

We have strong governance processes in place, high standards of ethical and responsible behaviour, and we are an active contributor to societal development. We care as much about how results are achieved as we do about the results themselves.

1.3.2     Our structure

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

•	Businesses: Our assets, operations and interests are separated into four business units. These Businesses are: Petroleum and Potash; Copper; Iron Ore; and Coal. The Operating Model has been designed to ensure that decision-making remains as close to the Businesses as possible.

•	Group Functions: Group Functions support the Businesses and operate under a defined set of accountabilities authorised by the Group Management Committee (GMC). Our Group Functions are primarily located in Melbourne, London and Singapore.

•	Marketing: Marketing is responsible for securing sales of our product; realising the full value of our products; managing the supply chain from resources to markets; supporting strategic decision-making through market insights; minimising operating costs and optimising working capital.

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

1.3.3    Strategic context

Across the globe, communities are experiencing transformational change – economically, socially, technologically and environmentally. As these accelerate and interconnect, they create opportunities for innovation and improvement. We aim to be at the forefront of these shifts and provide the resources needed to turn change into positive development.

We supply the mineral and energy commodities that are crucial for all stages of economic growth. Emerging economies require construction materials like steel as their populations expand and new cities and heavy industry develop. As economies grow and people become wealthier, a consumer economy emerges and steel intensity slows while demand increases for materials that are used in consumer goods, such as copper. Increased income leads to a demand for agricultural commodities, including potash. The products in our portfolio are the raw materials that fuel change and support an improvement in living standards for people in many parts of the world.

While short-term demand for commodities has moderated, our global energy needs are expected to increase by around 30 per cent in the next 20 years. Around two thirds of new demand will originate from Asia, with the majority from China and India. Sub-Saharan Africa is expected to see the fastest growth, albeit from a lower base.

By 2030, around 50 per cent of newly installed electricity capacity in China and India is expected to be renewable energy. However, even with the strong growth in renewables, the energy supply mix in these two Asian giants is expected to continue to be dominated by oil, coal and gas.

Independent bodies such as the International Energy Agency believe that over the next few decades, fossil fuels will remain central to the energy mix as their affordability and the scale of existing infrastructure often make them hard to practically replace, although their exact percentage varies across a range of scenarios.

We think and plan in decades and generations, and we have long recognised that sustainable growth requires an effective response to climate change. Responding to climate change is a priority Board governance and strategic issue for our Company. BHP Billiton accepts the IPCC’s assessment of climate change science, which has found that warming of the climate is unequivocal, the human influence is clear and physical impacts are unavoidable. We believe that the world must pursue the twin objectives of limiting climate change to the lower end of the IPCC emission scenarios in line with current international agreements, while providing access to reliable and affordable energy to support economic development and improved living standards.

Our strategic approach to climate change is underpinned by engagement with policy makers and other stakeholders, including investors, companies and non-government organisations. Industry has a key role to play in climate change policy development by working with governments and other stakeholders to inform the development of an effective, long-term policy framework that delivers a measured transition to a low carbon economy. BHP Billiton believes that any such policy framework should include a complementary set of measures, including a price on carbon, support for low-emissions technologies and measures to build resilience.

1.3.4    FY2015 performance summary

Not required for US reporting. Refer to sections 1.11 and 1.15.

1.3.5    About this Strategic Report

This Strategic Report meets the requirements of the Strategic Reporting required by the UK Companies Act 2006 and the Operating and Financial Review required by the Australian Corporations Act 2001.

This Strategic Report provides insight into BHP Billiton’s strategy, operating and business model and objectives. It describes the principal risks the Company faces and how these risks might affect our future prospects. It also gives our perspective on our recent operational and financial performance.

We intend this disclosure to assist shareholders and other stakeholders to understand and interpret the Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) included in this Annual Report. The basis of preparation of the Consolidated Financial Statements is set out in note 41 ‘Basis of preparation and measurement’ to the Financial Statements. To obtain full details of the financial and operational performance of BHP Billiton this Strategic Report should be read in conjunction with the Consolidated Financial Statements and accompanying notes.

Section 1 of this Annual Report 2015 constitutes our Strategic Report 2015. References to sections beyond section 1 are references to sections in this Annual Report 2015. Shareholders may obtain a hard copy of the Annual Report free of charge by contacting our Share Registrars, whose details are set out in our Corporate Directory at the end of this Annual Report.

All references to websites in this Annual Report are, unless expressly stated otherwise, intended to be inactive textual references for information only and any information contained in or accessible through any such website does not form a part of this Annual Report.

1.3.6    Forward looking statements

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

Forward looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’ or similar words. These statements discuss future expectations concerning the results of operations or financial conditions, or provide other forward looking information.

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

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors set out in section 1.7.2 of this Annual Report.

Except as required by applicable regulations or by law, the Group does not undertake to publicly update or review any forward looking statements, whether as a result of new information or future events.

Past performance cannot be relied on as a guide to future performance.

1.3.7    Completed demerger of assets

In August 2014, we announced our intention to create a new company through the demerger of a selection of assets that included BHP Billiton’s interest in its integrated Aluminium business, Energy Coal South Africa, Illawarra metallurgical coal, the Manganese business, the Cerro Matoso nickel operation and the Cannington silver-lead-zinc mine. After receiving shareholder approval for the demerger on 6 May 2015 (with approximately 98 per cent of votes cast being in favour), the new company, South32, was listed on the ASX as an independent company on 18 May 2015 and the formal separation of South32 from BHP Billiton was completed on 25 May 2015. Eligible BHP Billiton Limited and Plc shareholders received shares in South32 in the demerger through a pro rata, in-specie distribution, as well as retaining their existing shares in the Group.

For IFRS accounting purposes, the demerger was deemed completed as of 8 May 2015 (the date of loss of control) and the demerged assets are treated as Discontinued operations in BHP Billiton’s Financial Statements. Unless otherwise stated, throughout this Annual Report financial information for FY2015 relating to the demerged assets is reported for the period from 1 July 2014 to 8 May 2015 as Discontinued operations, while FY2015 production information relating to the demerged assets is reported for the period from 1 July 2014 to 30 April 2015 to more closely align with BHP Billiton’s month-end reporting systems. Continuing operations refers to the assets that formed part of the BHP Billiton Group as at 30 June 2015.

Comparative information for the years ended 30 June 2014 and 30 June 2013 has been restated for the effects of the application of IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ following the demerger of South32. The Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet and the Consolidated Statement of Changes in Equity for these periods are not required to be restated.

For more information on the South32 demerger and reporting of Continuing and Discontinued operations, refer to sections 1.6.4 and 2.1.7 of this Annual Report and note 29 ‘Discontinued operations’ to the Financial Statements.

1.4    BHP Billiton locations

BHP Billiton locations

United Kingdom Production Unit
6
29
Corporate Office
Algeria Joint Interest Unit
7
Pakistan Production Unit
4
Global Corporate Services Centre
27
28
Marketing and Corporate Office
Australia Joint Interest Unit
8
2
15
Australia Production Unit
BHP Billiton Mitsui Coal
21
20
Western Australia Iron Ore
Olympic Dam
11
22
BHP Billiton Mitsubishi Alliance
Nickel West
13
24
17
Coal Head Office
23
2
8
Iron Ore Head Office
New South Wales Energy Coal
Global Headquarters
Australia Production Unit
Australia Joint Interest Unit

Potash Head Office
25
31
Corporate Office
New Mexico Coal
18
30
1
Onshore US
Petroleum Head Office
Gulf of Mexico Joint Interest Unit
9
3
Gulf of Mexico Production Unit
5
Trinidad and Tobago Production Unit
19
Cerrejón
Antamina
14
16
Samarco
Pampa Norte
12
10
Escondida
Copper Head Office
26

1.4    BHP Billiton locations

We are among the world’s top producers of major commodities, including iron ore, metallurgical coal, copper and uranium, and have substantial interests in conventional and unconventional oil and gas and energy coal.

Petroleum and Potash				
Ref	Country	Asset	Description	Ownership
1	US	Onshore US	Onshore shale liquids and gas fields in Arkansas, Louisiana and Texas	<1–100%
2	Australia	Australia Production Unit	Operated offshore oil fields and onshore gas processing facilities in Western Australia and Victoria	40–90%
3	US	Gulf of Mexico Production Unit	Operated offshore oil and gas fields in the Gulf of Mexico	35–44%
4	Pakistan	Pakistan Production Unit	Operated onshore oil and gas fields	38.5%
5	Trinidad and Tobago	Trinidad and Tobago Production Unit	Operated offshore oil and gas fields	45%
6	UK	United Kingdom Production Unit	Operated offshore oil and gas fields	16–31.83%
7	Algeria	Algeria Joint Interest Unit (1)	Joint interest onshore oil and gas unit	38%
8	Australia	Australia Joint Interest Unit (1)	Joint interest offshore oil and gas fields in Bass Strait and North West Shelf	8.3–50%
9	US	Gulf of Mexico Joint Interest Unit (1)	Joint interest offshore oil and gas fields in the Gulf of Mexico	5–44%

Copper				
Ref	Country	Asset	Description	Ownership
10	Chile	Escondida	Open-cut mine and processing facilities, producing copper concentrate and copper cathode, located in northern Chile	57.5%
11	Australia	Olympic Dam	Underground mine and processing, smelting and refining facilities producing copper cathode, uranium oxide, gold and silver	100%
12	Chile	Pampa Norte	Two open-cut mines, producing copper cathode in northern Chile	100%
13	Australia	Nickel West	Integrated sulphide mining, concentrating, smelting and refining operation in Western Australia	100%
14	Peru	Antamina (1)	Open-cut copper and zinc mine, located in northern Peru	33.75%

Iron Ore				
Ref	Country	Asset	Description	Ownership
15	Australia	Western Australia Iron Ore	Integrated iron ore mines, rail and port operations in the Pilbara region of Western Australia	51–85%
16	Brazil	Samarco (1)	Open-cut iron ore mine, concentrators and pelletising facilities	50%

Coal				
Ref	Country	Asset	Description	Ownership
17	Australia	New South Wales Energy Coal	Open-cut energy coal mine and coal preparation plant in New South Wales	100%
18	US	New Mexico Coal (2)	Energy coal mines in New Mexico	100%
19	Colombia	Cerrejón (1)	Open-cut energy coal mine with integrated rail and port operations	33.3%
20	Australia	BHP Billiton Mitsubishi Alliance	Open-cut and underground metallurgical coal mines in the Bowen Basin and Hay Point Coal Terminal, Queensland	50%
21	Australia	BHP Billiton Mitsui Coal	Two open-cut metallurgical coal mines in the Bowen Basin, Central Queensland	80%

BHP Billiton principal office locations			
Ref	Country	Location	Office
22	Australia	Brisbane	Coal Head Office
23	Australia	Melbourne	Global Headquarters
24	Australia	Perth	Iron Ore Head Office
25	Canada	Saskatoon	Potash Head Office
26	Chile	Santiago	Copper Head Office
27	Malaysia	Kuala Lumpur	Global Corporate Services Centre
28	Singapore	Singapore	Marketing and Corporate Office
29	UK	London	Corporate Office
30	US	Houston	Petroleum Head Office
31	US	New York	Corporate Office

(1) Non-operated joint venture.
(2) Completed sale of Navajo Mine and will retain control until final transfer.

1.5    Strategy and business model

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

We operate in a dynamic, globally competitive environment. Our strategy has delivered strong Company performance over time which, in turn, underpins the creation of long-term sustainable value for our shareholders, customers, employees and the communities in which we operate. We aim to deliver long-term sustainable value rather than focusing on short-term returns.

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

Our portfolio of existing assets in large resource basins provides us with potential growth opportunities. This has allowed us to reduce our greenfield exploration expenditure and rationalise our brownfield exploration program. We continue to focus our greenfield exploration on copper in Chile, Peru and the southwestern United States, and conventional oil and gas, predominantly offshore in the Gulf of Mexico, Western Australia and Trinidad and Tobago. We evaluate the results of our brownfield and greenfield exploration to identify future growth projects consistent with our strategy to own and operate large, long-life, low-cost, expandable, upstream assets. We also continually evaluate our portfolio and consider divestment and acquisition opportunities.

Development

•	Evaluating and developing projects.

The evaluation and development of large-scale resource projects generates significant value for BHP Billiton. We have a number of high-quality growth projects currently under development. We also have a large number of growth opportunities in our project pipeline in varying stages of evaluation.

In our development process, these projects progress through feasibility to execution only after internal and external approvals. Our rigorous internal review process requires projects to pass through various tollgates for internal approvals at each stage, including Board approval for major projects.

Potential expansion projects must compete for capital within BHP Billiton and approved only if they meet our strict criteria for investment.

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

Our extraction and processing activities are mindful of our ongoing sustainability obligations, including rehabilitation at the end of the asset life.

Marketing and logistics

BHP Billiton’s Marketing organisation is responsible for:

•	Developing the Group-wide view of the markets and future pricing.

•	Supporting the Businesses to maximise the value of upstream resources.

•	Managing the supply chain to customers.

•	Achieving market clearing prices for the Group’s products.

•	Selling the Group’s products and purchasing all major raw materials.

•	Managing price risk.

Due to its proximity to our customers in Asia, the primary hub for our marketing activities is Singapore, while our marketing of oil and gas is headquartered in Houston, United States. In addition, we have marketers located close to our customers in nine cities around the world.

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

1.5.3    External factors and trends

Economic outlook

The global economy grew at a modest rate in FY2015 with a mild improvement in developed economies offsetting a moderation in emerging markets.

In China, a slowdown in the property sector and fixed asset investment led to lower economic growth following policy tightening in CY2014. Consumer spending remained resilient reflecting the continued rebalancing of the economy. A number of interest rate reductions, cuts in bank reserve requirements, boosts to infrastructure spending and administrative measures supporting the property market are likely to buttress growth over the remainder of CY2015. In line with our expectations, the economy is growing more slowly as it matures over the medium term and the government’s reform program promotes domestic consumption over investment. We expect the authorities will continue to press ahead with reform in a cautious but sustained manner as they seek to improve the efficiency of capital allocation in the economy, while maintaining support for employment.

The US economy continued to improve despite weakness in the March 2015 quarter caused by severe weather in the northeast and a stronger US dollar. Ongoing strength in the labour market, rising disposable incomes, higher equity markets and improved housing prices supported consumer demand. After a period in which businesses failed to respond to improved economic conditions and higher levels of profitability, corporate investment has begun to show signs of recovery. The Federal Reserve is expected to begin increasing interest rates in the first half of CY2016.

The European Central Bank began a program of quantitative easing in March 2015, which appears to be driving a modest pick-up in economic growth. Activity has improved across the Eurozone, with the exception of Greece, reflecting a broad-based lift in domestic demand. We expect this improvement in growth to continue in FY2016.

Japan’s economy saw growth improve in annualised terms as the year progressed, supported by the Bank of Japan’s quantitative easing and a weaker yen. Growth should be supported by stronger business investment into FY2016. A longer-term, sustainable recovery is contingent on the scale and speed of structural reform.

Climate change

The physical impacts of climate change and various regulations that seek to address climate change may affect our operations, productivity and the markets in which we sell our products. Physical effects may include changes in rainfall patterns, water shortages, rising sea levels, increased storm intensities and higher temperatures. In addition national governments have already introduced or are contemplating the introduction of, regulatory responses to greenhouse gas emissions from the combustion of fossil fuels to address the impacts of climate change. There has also been a number of divestment campaigns that have focused on fossil fuels ‘stranded assets’. We continue to welcome the opportunity to engage with our shareholders on our business strategy to ensure the benefits and resilience of our portfolio, including in a carbon constrained world, are understood.

Other external factors and trends

A number of external factors and trends may continue to have a material impact on our financial and operational results, as described in section 1.15.1 of this Annual Report. These factors include commodity prices, exchange rates and operating costs.

The chart below presents the price movements in our core Business commodities over the past 10 years. Over this period we have benefited from generally strong commodity prices, which have trended downwards in FY2015 and this trend has continued post 30 June 2015.

Commodity prices 2006–2015

A summary of the pricing trends for our most significant commodities for FY2015 is presented in section 1.15.1 of this Annual Report.

1.5.4    Corporate planning

At BHP Billiton we have a long-standing and robust corporate planning process that underpins the development and delivery of our strategy.

Our planning process involves a review of our strategy against a constantly changing external environment and the risks and opportunities this presents, to optimise our returns to our shareholders.

Core principles

The corporate planning cycle embodies the following core principles:

•	Board and GMC ownership and regular review of strategy and strategic priorities.

•	Regular engagement between the GMC, Businesses, Group Functions and Marketing.

•	Application of a consistent and integrated planning process where Business, Group Functions and Marketing plans are aggregated to form the overall corporate plan.

•	Cycle begins with long-term strategic plans followed by short-term plans to deliver strategic imperatives.

•	Ensure our portfolio and plans are resilient under both long-term scenarios and short-term shock events.

Corporate planning framework

A Board Strategy Forum is held regularly where the Board and the GMC actively discuss and debate the Company’s strategy. Businesses prepare long-term plans and discuss these plans at strategic reviews with the GMC.

A BHP Billiton 20-year Plan is prepared based on input from the Businesses’ long-term plans and is optimised for an annual capital allocation limit that maximises total shareholder returns, while ensuring financial risks are appropriately mitigated. Within this capital ceiling, major growth options are optimally sequenced over the 20-year Plan through our capital allocation process.

The capital allocation process includes analysis of net present value (NPV), internal rates of return (IRR), return on capital (ROC) and margin analysis to inform decision-making. This process is further described in section 1.6.3 of this Annual Report. All available growth options are assessed and prioritised to generate a high-value and capital-efficient portfolio, which provides flexibility to return excess cash to shareholders. The increased competition for capital has improved our capital productivity.

The flowchart below illustrates our corporate planning framework.

We believe that the rigour of our corporate planning process, combined with the flexibility it provides the Company to quickly respond to an inherently dynamic external environment, is essential to maximise total shareholder returns.

The starting point of our planning process is the construction of a central case, built through an in-depth, bottom up analysis using rigorous processes, benchmarked with external views, and thoroughly reviewed and endorsed periodically by the GMC and the Board. Our current central case assumes the US economy continues to recover and strengthen, progressive development of China and India, integration of emerging economies into a multi-polar economic environment, and action on climate change centred on national policies with short-term prioritisation to adaptation and a long-term shift toward mitigation.

Scenarios

Our corporate planning process uses scenario analysis to encompass a wide spectrum of potential outcomes for key global uncertainties. Designed to interpret external factors including technical, economic, political and governance trends facing the global resources industry, the scenarios offer a means by which to explore potential portfolio discontinuities and opportunities, as well as to test the robustness of decisions.

Our scenarios do not constitute preferred outcomes for BHP Billiton. The Company’s approach to critical global challenges, such as the importance of addressing climate change, continues to be based on Our Charter values, including our value of Sustainability. Our position on climate change is discussed further in sections 1.6.1 and 1.14 of this Annual Report.

The scenarios are designed to be divergent, but also plausible and internally consistent, spanning unique potential future business environments. An outline of the key characteristics of each of our scenarios is set out below:

•	Robust global economic growth sustains strong impetus to develop and implement cleaner, more energy efficient solutions that support growth. Unified societal action to address climate change leads to high cooperation and commitment to limit emissions. Technology plays a pivotal role with breakthroughs in new, next generation clean energy technologies. Higher-cost options are often deployed to meet lower CO2 stabilisation targets. There is an orderly transition to a two degrees Celsius world.

•	Strong global growth led by China and the United States underpinned by liberalised trade. Coordination in environment, technology and trade policy reduces water and food constraints. Technology dynamism with significant investment in research and development underpinned by high economic growth, and a coordinated response to addressing climate change.

•	High, sustainable economic growth is unlocked by productivity gains in advanced economies. Reform success in India achieves high transformative growth. Parts of the global resource base are not as accessible as once thought. Rapidly growing production rates of some commodities deplete basins and reserve replacement is costly. More difficult to access capital in resource rich economies given greater uncertainty in regulatory regime and higher capital costs. Technology development is focused on highly differentiated products including uptake and transfer of information and communications technology (ICT), robotics and bio-technology. There is less technology transfer from the major economies to emerging economies.

•	A future state enmeshed in economic stagnation and protectionism. Nationalism drives economic policy rather than reform. Security of supply rather than lowest cost sourcing drives resources investment policy. Global cooperation is limited and research and development dwindles with low private sector capacity and government support. Food and water supply does not meet global requirements provoking instability in some economies. Climate change commitments are abandoned in favour of adaptation.

Tracking of signposts (trends) and triggers (events) across scenarios is integral to our planning process. These signposts and triggers provide an indication of which scenarios are becoming more or less dominant through time. They allow early awareness for the move towards a scenario, offering us a powerful decision-making tool that would enable us to act early. For example, the nature and pace of growth in global foreign direct investment, including patent, trademark and design application trends by industry are indicator variables that measure the pace of uptake of global and inter-regional technology transfer, a signpost that reflects the nature and extent of liberalised trade. An example of a potential trigger event is a ratified accord on climate change during the 2015 United Nations Framework Convention on Climate Change Conference of the Parties, and binding agreements on longer-term carbon emissions targets were enacted across key economies.

Our analysis highlights that our uniquely diversified, high-quality portfolio of assets is robust across each of our scenarios. For example, in a carbon constrained world, we believe there is a likelihood of upside for uranium and our high-quality hard coking coal (with lower smelting emissions) and iron ore lump product (for direct blast furnace feed). In addition, we expect that copper would be resilient and offer continued opportunity for growth, while our gas exposure may yet provide opportunities during a transition to a lower-carbon economy. In general, we anticipate that these commodities are robust and could help mitigate potential negative impacts in other commodities.

1.6    Strategic priorities

Our GMC maintains a strong focus on the following strategic priorities in order to execute the Company’s strategy. A number of these priorities are monitored by the GMC using the key performance indicators as presented in section 1.10 of this Annual Report.

1.6.1    Continue to operate sustainably

We will continue to operate sustainably with our focus on the following areas:

Protect our people and improve the health and safety of our operations

The health, safety and wellbeing of our people are central to the success of our organisation. Regardless of where our people are located or the type of work they undertake, we strive to create a working environment that is free from occupational illness or injury. Identifying and managing fatal and material risk is a critical component of our management approach. By understanding and managing our risks, we provide greater protection for our people, communities and assets.

Despite our goal to achieve zero work-related fatalities, tragically we lost five of our colleagues in FY2015. Four fatalities occurred during on-site work activities and one fatality occurred in an off-site transportation accident. Independent investigations were undertaken for each incident, with remedial action taken and findings from the investigations shared across the Group. In FY2014, we had no work-related fatalities at our operated assets, a goal that we will continue to work towards.

As part of our constant focus to eliminate fatal and other serious incidents, a Company-level safety intervention was initiated in FY2015. The safety intervention was launched across our business through a variety of methods, including workshops, team talks and surveys. Feedback was presented at our senior leaders’ meeting in July 2015, identifying the key controls, programs, systems, processes and tools currently in place that require improvement and Company-wide adoption through focused leadership.

Support sustainable development of our host communities

We strive to be a valued partner in the communities in which we operate and, through all our interactions, seek to foster meaningful, long-term relationships that respect local cultures and create lasting benefits. We are also proud of our broader contribution to society. Our commodities support economic development and ultimately lead to urbanisation and improved standards of living. Through employment, taxes and royalties, we support local, regional and national economies. Where possible, we purchase local goods and services and develop infrastructure that benefits entire communities.

We voluntarily invest one per cent of our pre-tax profit, calculated on the average of the previous three years’ pre-tax profit, in community programs. Since 2001, BHP Billiton has committed more than US$2 billion in programs that aim to have a long-lasting, positive impact on quality of life around the world. During FY2015, our voluntary community investment totalled US$225 million, comprising US$142 million in cash, in-kind support and administrative costs and a US$83 million contribution to the BHP Billiton Foundation.

Strategic approach to climate change

Our strategic approach to climate change is underpinned by engagement with policy makers and other stakeholders, including investors, companies and non-government organisations. We believe industry has a key role to play in climate change policy development by working with governments and other stakeholders to inform the development of effective, long-term policy frameworks that deliver a measured transition to a lower emissions economy.

We have an integrated approach to addressing climate change that has three key areas: mitigation, adaptation and low-emissions technology (LET). As well as taking action to reduce emissions, adapt to the physical impacts of climate change, develop and deploy LETs and engage in the policy debate, we continue to identify and assess the impacts of climate change on our portfolio. We have a robust corporate planning process that includes testing the resilience of our portfolio and investment decisions against a range of future scenarios.

Our position on climate change

We accept the Intergovernmental Panel on Climate Change’s (IPCC) assessment of climate change science which has found that warming of the climate is unequivocal, the human influence is clear and physical impacts are unavoidable.

We believe that:

•	The world must pursue the twin objectives of:

–	limiting climate change to the lower end of the IPCC emission scenarios in line with current international agreements; while

–	providing access to reliable and affordable energy to support economic development and improved living standards.

•	Under all current plausible scenarios, fossil fuels will continue to be a significant part of the energy mix for decades.

•	Therefore, there needs to be an acceleration of effort to drive energy efficiency, develop and deploy low-emissions technology and adapt to the impacts of climate change.

•	There should be a price on carbon, implemented in a way that addresses competitiveness concerns and achieves lowest cost emissions reductions.

We will:

•	continue to take action to reduce our emissions;

•	build resilience of our operations, investments, communities and ecosystems to climate change impacts;

•	seek to enhance the global response by engaging with governments, recognising their role as policy makers;

•	work in partnership with resource sector peers to improve sectoral performance and increase the industry’s influence in policy development to deliver effective long-term regulatory responses;

•	contribute to reducing emissions from the use of fossil fuels through material investments in low-emission technology.

Further information on our sustainability commitments, standards and performance can be found in section 1.14 of this Annual Report.

Additional information is also available in the Sustainability Report 2015, which can be found online at www.bhpbilliton.com.

1.6.2    A more productive organisation

During the past year, we have continued to focus on sustainable improvement in productivity across the Company. Our people have worked smarter to identify and implement more productive ways of working. Our portfolio, common systems, structures and culture have also resulted in greater volume growth from our existing plant and equipment at lower unit costs.

Our Operating Model remains the foundation for our sustainable productivity gains. It guides how our people work together, defines how we are organised and allows us to measure operational and financial performance across our business. It also helps remove duplication, build capability and more rapidly identify and deploy best practices.

To achieve functional excellence across the Company, we are developing our people and encouraging our teams to learn from each other. Our focus is on creating an inclusive environment where every employee feels they can contribute to improving our performance.

Increasing transparency and access to robust data across the organisation has improved our ability to deliver sustained improvements. By using 1SAP as our single Company-wide resource planning system, our teams have access to best-in-class business processes, standard metrics and reports.

Our focus on productivity has improved operating performance at each of our Businesses. Our long-term commitment to improve productivity across our Company continues to create significant value for shareholders and other stakeholders.

Case study: Increased truck performance at Copper’s Escondida Mine

Objective: To increase ultra-class haul truck production time.

Approach: Escondida benchmarked its truck performance and maintenance activities, both internally and externally, and reviewed how it conducted truck maintenance and shift activities to identify improvement opportunities.

A range of initiatives were implemented to improve haul truck production time. Less frequent and larger blasts were used to reduce interruptions to production. Trucks were only taken out of production for preventative maintenance determined by equipment condition, rather than by time in service. The mine also implemented new crib huts and shift relief, called hot seating, to keep the trucks moving.

Outcomes: Escondida has set a new internal BHP Billiton benchmark for sustainable ultra-class haul truck performance. In FY2015, truck utilisation of available time increased to 83 per cent from 75 per cent in the previous year. This allowed the operation to move 438 million tonnes of material, an increase of six per cent compared to FY2014.

Productivity results: During FY2015, Escondida decreased its mine production unit cost by 10 per cent through its productivity initiatives.

1.6.3    Disciplined approach to capital management

Our priorities for capital management remain unchanged. The quality of our assets and adherence to our strategy has differentiated our performance and maximised shareholder returns by allocating capital in a disciplined manner.

Our diversified and high-margin portfolio delivers a higher return on capital with lower volatility, when compared with many peers. Over the last 10 years, we have returned US$67 billion to shareholders in the form of dividends and buy-backs.

Many of the areas to which we direct our cash flow are interconnected. In order to make capital allocation decisions, we test each decision against a range of short-term and long-term criteria across several scenarios. We aim to optimise for net present value (NPV), return on capital (ROC), internal rate of return (IRR) and margin, while remaining mindful of portfolio construction and cash flow at risk. No single metric can dominate the process given the potential to create imbalances and all alternatives actively compete.

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

The following factors are considered when making capital allocation decisions:

Progressive dividend

BHP Billiton remains committed to a progressive dividend policy. The aim of this policy is to steadily increase or at least maintain the dividend per share in US dollars at each half-yearly payment.

On 25 August 2015, the Board determined a final dividend for the year of 62 US cents per share. Together with the interim dividend of 62 US cents per share paid to shareholders on 31 March 2015, this brought the total dividend determined for the year to 124 US cents per share, a two per cent increase over the previous year’s full-year dividend of 121 US cents per share.

Year ended 30 June	2015	2014	2013
Dividends determined in respect of the period (US cents per share)
Interim dividend	62.0	59.0	57.0
Final dividend	62.0	62.0	59.0

	124.0	121.0	116.0

A strong balance sheet

Our solid ‘A’ credit rating provides flexibility and access to debt capital markets. Despite the reduction in commodity prices broadly over FY2015, the Group maintained a strong balance sheet and reduced net debt by five per cent to US$24.4 billion. Improved operating and capital productivity supported by our flexible investment program generated free cash flow of US$6.3 billion.

During FY2015, the Group issued a three tranche Euro denominated bond under its Euro Medium Term Note Programme, comprising EUR600 million Floating Rate Notes due 2020 paying interest at three-month Euribor plus 35 basis points, EUR650 million 0.75 per cent bonds due 2022 and EUR750 million 1.50 per cent bonds due 2030. The Group also priced a five-year A$1.0 billion note issue under its Australian Medium Term Note Program, paying interest at 3.00 per cent due 2020.

In August 2014, the Group redeemed all outstanding Petrohawk Energy Corporation 7.25 per cent Senior Notes due August 2018 and 6.25 per cent Senior Notes due June 2019 at the applicable call prices. The aggregate principal value of the notes redeemed was approximately US$1.8 billion.

The Group has a US$6.0 billion commercial paper program backed by a US$6.0 billion revolving credit facility. The facility expires in May 2020 and has a one-year extension option. As at 30 June 2015, the Group had US$nil outstanding in the US commercial paper market and the Group’s cash and cash equivalents on hand were US$6.8 billion.

Internal competition for capital investment

By reducing annual capital and exploration expenditure and increasing competition for capital within the Group, we have prioritised higher quality growth at a higher average rate of return on incremental investment. We continue to invest selectively in those projects that are capital efficient and have high return growth.

During the year, three major projects achieved first production, namely:

•	The Escondida Oxide Leach Area Project (OLAP) was completed in November 2014. The Project involved the creation of a new dynamic leaching pad and mineral handling system that included several overland conveyors. The new pad is expected to maintain oxide leaching capacity at current levels. OLAP was approved in February 2012 with budgeted expenditure of US$721 million (US$414 million BHP Billiton share) and a US$212 million increase in the budget of OLAP to US$933 million (US$536 million BHP Billiton share) was approved in March 2014. Expected final cost is US$899 million (US$517 million BHP Billiton share).

•	In March 2011, we approved the third expansion of the Hay Point Coal Terminal. The expansion of the terminal will deliver an additional 11 Mt of annual port capacity (100 per cent basis). The project investment has a budget of US$1.5 billion (BHP Billiton share). In January 2015, first coal was loaded through the expanded terminal and the project was 97.6 per cent complete as at 30 June 2015.

•	The Escondida Organic Growth Project 1 (OGP1) is a new concentrator with a 152 kilotonnes per day (ktpd) plant. We expect this project to provide additional processing capacity and allow access to high-grade ore. OGP1 was approved in February 2012 with budgeted expenditure of US$3.8 billion (US$2.2 billion BHP Billiton share). A US$361 million increase in the budget of OGP1 to US$4.2 billion (US$ 2.4 billion BHP Billiton share) was approved in October 2014 following challenges associated with contractor’s progress. The Project was completed in May 2015 and is currently in the commissioning and ramp-up phase.

At the end of FY2015, BHP Billiton had four major projects under development with a combined budget of US$7.0 billion.

Information in this section has been presented on a Continuing operations basis to exclude the contribution from assets that were demerged with South32, unless otherwise noted. Details of the contribution of the South32 assets to the Group’s results are disclosed in note 29 ‘Discontinued operations’ to the Financial Statements.

Capital expenditure

Capital and exploration expenditure is disclosed for each Business in the table below.

Year ended 30 June	2015 US$M	2014 US$M Restated	2013 US$M Restated
Capital and exploration expenditure (1)
Petroleum and Potash	5,929	7,070	8,439
Copper	3,912	3,808	4,157
Iron Ore	2,048	3,118	6,196
Coal	749	2,000	3,168
Group and unallocated items	125	214	465

BHP Billiton Group	12,763	16,210	22,425

(1)	Capital expenditure is presented on a cash basis and excludes capitalised interest, but includes capitalised exploration. Exploration expenditure is capitalised in accordance with our accounting policies, as set out in note 43 ‘Significant accounting policies’ to the Financial Statements.

Capital expenditure encompasses expenditure on major projects, as set out in section 2.4 of this Annual Report, and capital expenditure on sustaining and other items.

Year ended 30 June	2015 US$M	2014 US$M Restated	2013 US$M Restated
Capital expenditure	11,947	15,224	21,104

Exploration expenditure
Petroleum	567	600	675
Minerals	249	386	646

Total	816	986	1,321

Total capital and exploration expenditure (cash basis)	12,763	16,210	22,425

Add: equity accounted investments	434	871	1,493
Less: capitalised deferred stripping (1)	(815)	(1,275)	(1,501)
Less: non-controlling interests	(1,342)	(1,198)	(995)

Total capital and exploration expenditure (BHP Billiton share)	11,040	14,608	21,422

(1)	Capitalised deferred stripping includes US$142 million attributable to non-controlling interests in FY2015 (2014: US$243 million; 2013: US$292 million).

BHP Billiton’s share of capital and exploration expenditure declined by 24 per cent during FY2015 to US$11.0 billion. Our rate of investment is expected to decline to US$8.5 billion in FY2016 and US$7.0 billion in FY2017.

1.6.4    Active management of our portfolio

We continue to concentrate our efforts on the assets and operations where we enjoy economies of scale and a competitive advantage. Our focus remains on our four major Businesses of Iron Ore, Petroleum, Copper, and Coal, with Potash as a potential fifth. This diversified portfolio of low-cost assets, unrivalled in scale and quality, provides resilience and flexibility to enhance value for shareholders.

Since FY2013, we have executed a targeted divestment program, which has included a collection of individual transactions totalling US$7 billion and the successful demerger of a selection of BHP Billiton assets with South32.

We will continue to simplify our portfolio towards achieving BHP Billiton’s identified core portfolio of 19 assets across eight countries and three continents.

Completed demerger of assets

Demerger milestones

On 19 August 2014, we announced our intention to create a new company through the demerger of a selection of BHP Billiton assets that included:

•	BHP Billiton’s integrated Aluminium business;

•	Energy Coal South Africa;

•	Illawarra metallurgical coal;

•	BHP Billiton’s Manganese business;

•	Cerro Matoso nickel operation;

•	Cannington silver-lead-zinc mine.

A shareholder circular dated 16 March 2015 contained a unanimous recommendation from the BHP Billiton Board that shareholders vote in favour of the demerger resolution.

Simultaneous General Meetings took place in Perth and London on 6 May 2015 to approve the demerger of South32 from BHP Billiton. The resolution was successful with approximately 98 per cent of votes cast being in favour.

On 8 May 2015, BHP Billiton transferred operational management control of the assets to the South32 delegated management team. On 25 May 2015, the implementation of the demerger was completed, marking the formal separation of the two companies.

Eligible BHP Billiton Limited and Plc shareholders received shares in South32 through a pro rata, in-specie distribution, as well as retaining their existing shares in the Group.

Demerger rationale and impacts

The demerger simplifies BHP Billiton and enables us to further focus on generating value from our core portfolio. This portfolio comprises our exceptionally large long-life petroleum, copper, iron ore, coal and potash assets. With a smaller set of similar assets, our common systems and processes enable us to identify and deploy best practice more quickly.

Having assessed a number of alternatives, the Board considered the demerger to be the preferred approach to achieving simplification of our portfolio, maximising shareholder value and providing the potential for South32 assets to maximise their value due to the focus of their own dedicated Board and management.

Post-demerger, BHP Billiton remains one of the largest diversified global resources companies and in particular:

•	the largest exporter of metallurgical coal;

•	a global top three producer of iron ore;

•	a global top four exporter of copper concentrate;

•	the largest overseas investor in onshore US shale;

•	the holder of what we believe to be one of the world’s best undeveloped potash resources.

Our strategic priorities remain unchanged. Consistent with our established strategy, our portfolio provides broad exposure to steelmaking raw materials, copper, energy and, potentially, agricultural markets and will remain diversified by commodity, geography and market.

Disclosure of the demerged assets in this Annual Report

For IFRS accounting purposes, the demerger was deemed completed as of 8 May 2015 (the date of loss of control) and the demerged assets are treated as Discontinued operations in BHP Billiton’s Financial Statements. Unless otherwise stated, throughout this Annual Report, financial information for FY2015 relating to the demerged assets is reported for the period from 1 July 2014 to 8 May 2015 as Discontinued operations, while FY2015 production information relating to the demerged assets is reported for the period from 1 July 2014 to 30 April 2015 to more closely align with BHP Billiton’s month-end reporting systems. Where noted, Continuing operations refers to the assets that formed part of the BHP Billiton Group as at 30 June 2015.

Comparative information for the years ended 30 June 2014 and 30 June 2013 has been restated for the effects of the application of IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ following the demerger of South32. The Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet and the Consolidated Statement of Changes in Equity for these periods are not required to be restated.

For information relating to a description of the demerged assets and production associated with these assets, refer to sections 2.1.7 and 2.2.2 of this Annual Report and note 29 ‘Discontinued operations’ to the Financial Statements.

1.7    Management of risk

1.7.1    Approach to risk management

We believe the identification and management of risk are central to achieving our corporate purpose of creating long-term shareholder value.

Risk has the potential to impact our health and safety, environment, community, reputation, regulatory, market and financial performance and thereby the achievement of our corporate purpose.

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

Risk issues are identified, analysed and assessed in a consistent manner. Performance requirements exist for the identification, assessment, control and monitoring of material risk issues that could threaten our corporate purpose and business plans. These include that:

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

We have established processes that apply when entering or commencing new activities in high-risk countries. Risk assessments and a supporting risk management plan are required to ensure that potential reputation, legal, business conduct and corruption-related exposures are managed and legislative compliance is maintained, including relevant anti-corruption legislation and the application of any relevant sanctions or trade embargos.

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

External risks

Fluctuations in commodity prices and impacts of ongoing global economic volatility may negatively affect our results, including cash flows and asset values

The prices we obtain for our oil, gas and minerals are determined by, or linked to, prices in world markets, which have historically been subject to substantial volatility. Our usual policy is to sell our products at the prevailing market prices. The diversity provided by our relatively broad portfolio of commodities does not fully insulate the effects of price changes. Fluctuations in commodity prices can occur due to price shifts reflecting underlying global economic and geopolitical factors, industry demand, increased supply due to the development of new productive resources, technological change, product substitution and national tariffs. We are particularly exposed to price movements in iron ore, coal, copper, and oil and gas. For example, a US$1 per tonne decline in the average iron ore price and US$1 per barrel decline in the average oil price would have an estimated impact on FY2015 profit after taxation of US$144 million and US$54 million, respectively.

For further information relating to commodity price impacts, refer to section 1.15.1 of this Annual Report.

Volatility in global economic growth, particularly in the developing economies, has the potential to adversely impact future demand and prices for commodities. The impact of potential long-term sustained price shifts and short-term price volatility, including the effects of unwinding the sustained monetary stimulus in the United States, creates the risk that our financial and operating results, including cash flows and asset values, will be materially and adversely affected by unforeseen declines in the prevailing prices of our products.

Our financial results may be negatively affected by currency exchange rate fluctuations

Our assets, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the countries in which we operate. Fluctuations in the exchange rates of those currencies may have a significant impact on our financial results. The US dollar is the currency in which the majority of our sales are denominated and the currency in which we present our financial performance. Operating costs are influenced by the currencies of those countries where our mines and mine processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian dollar, Chilean peso, and US dollar are some of the currencies influencing our operating costs. We do not generally believe that active currency hedging provides long-term benefits to our shareholders. From time to time, we consider currency protection measures appropriate in specific commercial circumstances, subject to strict limits established by our Board.

Reduction in Chinese demand may negatively impact our results

The Chinese market has been driving global materials demand and pricing over the past decade. Sales into China generated US$16.3 billion (FY2014: US$21.8 billion) or 36.6 per cent (FY2014: 38.5 per cent) of our revenue in FY2015. The FY2015 sales into China by Business included 66 per cent Iron Ore, 23 per cent Copper, nine per cent Coal, one per cent Nickel West (reported in Group and Unallocated) and one per cent Petroleum. A continued slowing in China’s economic growth and demand could result in lower prices for our products and negatively impact our results, including cash flows.

Actions by governments or political events in the countries in which we operate could have a negative impact on our business

We have operations or interests (e.g. through our non-operated assets) in various countries around the globe, which have varying degrees of political, judicial and commercial stability. We operate or have interests in certain emerging markets, which may involve additional risks that could have an adverse impact on the profitability of an operation. These risks could include terrorism, civil unrest, judicial activism, regulatory investigation, nationalisation, protectionism, renegotiation or nullification of existing contracts, leases, permits or other agreements, imposts, controls or prohibitions on the production or use of certain products, restrictions on repatriation of earnings or capital and changes in laws and policy, as well as other unforeseeable risks. Risks relating to bribery and corruption, including possible delays or disruption resulting from a refusal to make so-called facilitation payments, may be prevalent in some of the countries in which we operate. If any of our major operations are affected by one or more of these risks, it could have a negative effect on our operations in those countries, as well as the Group’s overall operating results and financial condition.

Our operations are based on material long-term investments that are dependent on long-term fiscal stability and could be adversely impacted by changes in fiscal legislation. The natural resources industry continues to be regarded as a source of tax revenue and can also be impacted by broader fiscal measures applying to businesses generally.

Our business could be adversely affected by new government regulations and international standards, such as controls on imports, exports, prices and greenhouse gas emissions. Increasing requirements relating to regulatory, environmental and social or community approvals can potentially result in significant delays in construction and may adversely affect the economics of new mining and oil and gas projects, the expansion of existing operations and results of our operations. Infrastructure, such as rail, ports, power and water, is critical to our business operations. We have operations or potential development projects in countries where government-provided infrastructure or regulatory regimes for access to infrastructure, including our own privately operated infrastructure, may be inadequate or uncertain or subject to legislative change. The impact of climate change may increase competition for, and the regulation of, limited resources, such as power and water. These factors may adversely impact the efficient operations and expansion of our business.

We operate in countries where ownership of land is uncertain and where disputes may arise in relation to ownership. For example, in Australia, the Native Title Act 1993 provides for the establishment and recognition of native title under certain circumstances.

These regulations are complex, difficult to predict and outside our control and could negatively affect our Company, future results and our financial condition.

Business risks

Failure to discover or acquire new resources, maintain reserves or develop new operations could negatively affect our future results and financial condition

The demand for our products and production from our operations results in existing reserves being depleted over time. As our revenues and profits are derived from our oil and gas and minerals operations, our future results and financial condition are directly related to the success of our exploration and acquisition efforts, and our ability to generate reserves to meet our future production requirements at a competitive cost. Exploration activity occurs adjacent to established operations and in new regions, in developed and less-developed countries. These activities may increase land tenure, infrastructure and related political risks. A failure in our ability to discover or acquire new resources, maintain reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves could negatively affect our results, financial condition and prospects.

Future deterioration in commodities pricing may make some existing reserves uneconomic. Our actual drilling activities and future drilling budget will depend on our mineral inventory size and quality, drilling results, commodity prices, drilling and production costs, availability of drilling services and equipment, lease expirations, transportation pipelines, railroads and other infrastructure constraints, regulatory approvals and other factors.

There are numerous uncertainties inherent in estimating mineral and oil and gas reserves. Geological assumptions about our mineralisation that are valid at the time of estimation may change significantly when new information becomes available. Estimates of reserves that will be recovered or the cost at which we anticipate such reserves will be recovered are based on uncertain assumptions. The uncertain global financial outlook may affect economic assumptions related to reserve recovery and may require reserve restatements. Reserve restatements could negatively affect our results and prospects.

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

Increased costs and schedule delays may adversely affect our development projects

Although we devote significant time and resources to our project planning, approval and review process, many of our development projects are highly complex and rely on factors that are outside our control, which may cause us to underestimate the cost or time required to complete a project. For instance, incidents during development projects may cause setbacks or cost overruns, required licences, permits or authorisations to build a project may be unobtainable at anticipated costs, or may be obtained only after significant delay and market conditions may change, thereby making a project less profitable than initially projected.

In addition, we may fail to manage projects as effectively as we anticipate and unforeseen challenges may emerge.

Any of these may result in increased capital costs and schedule delays at our development projects and impact anticipated financial returns.

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

We may not fully recover our investments in mining, oil and gas assets, which may require financial write-downs

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

The commercial counterparties we transact with may not meet their obligations, which may negatively impact our results

We contract with a large number of commercial and financial counterparties, including end-customers, suppliers and financial institutions. Global economic volatility continues to strain global financial markets, with tighter liquidity in China and uncertain business conditions generally. We maintain a ‘one book’ approach with commercial counterparties to ensure all credit exposures are quantified. Our existing counterparty credit controls may not prevent a material loss due to credit exposure to a major customer segment or financial counterparty. In addition, customers, suppliers, contractors or joint venture partners may fail to perform against existing contracts and obligations. Non-supply of key inputs, such as tyres, mining and mobile equipment, diesel and other key consumables, may unfavourably impact costs and production at our operations. These factors could negatively affect our financial condition and results of operations.

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

A number of our operations, such as copper, are energy or water intensive and, as a result, the Group’s costs and earnings could be adversely affected by rising costs or by supply interruptions. These could include the unavailability of energy, fuel or water due to a variety of reasons, including fluctuations in climate, inadequate infrastructure capacity, interruptions in supply due to equipment failure or other causes and the inability to extend supply contracts on economic terms.

Many of our Australian employees have conditions of employment, including wages, governed by the operation of the Australian Fair Work Act 2009. Conditions of employment are often contained within collective agreements that are required to be renegotiated on expiry (typically every three to four years). In some instances, under the operation of the Fair Work Act it can be expected that unions will pursue increases to conditions of employment, including wages, and/or claims for greater union involvement in business decision-making.

In circumstances where a collective agreement is being renegotiated, industrial action is permitted under the Fair Work Act. Industrial action and any subsequent settlement to mitigate associated commercial damage can adversely affect productivity, customer perceptions as a reliable supplier and contribute to increases in costs.

The industrial relations environment in Chile remains challenging and it is possible that we will see further disruptions. Changes to labour legislation are being considered by the Chilean Congress, and if passed would result in the right to have a single negotiating body across different operations owned by a single company, which may also result in higher risk of operational stoppages.

These factors could lead to increased operating costs at existing operations and could negatively impact our operating margins and expansion plans.

Unexpected natural and operational catastrophes may adversely impact our operations

We operate extractive, processing and logistical operations in many geographic locations, both onshore and offshore. Our key port facilities are located at Coloso and Antofagasta in Chile, and Port Hedland and Hay Point in Australia. We have five underground mines, including three underground coal mines. Our operational processes may be subject to operational accidents, such as port and shipping incidents, underground mine and processing plant fire and explosion, open-cut pit wall failures, loss of power supply, railroad incidents, loss of well control, environmental pollution and mechanical critical equipment failures. Our operations may also be subject to unexpected natural catastrophes such as earthquakes, flood, hurricanes and tsunamis. Our northwest Western Australia iron ore, Queensland coal and Gulf of Mexico oil and gas operations are located in areas subject to cyclones or hurricanes. Our Chilean copper operations are located in a known earthquake and tsunami zone. Based on our risk management and concerns about the value of external insurance in the natural resource sector, our risk financing (insurance) approach is to minimise or not to purchase external insurance for certain risks, including property damage, business interruption, construction-related risk, marine cargo and primary liability risks. Existing business continuity plans may not provide protection for all of the costs that arise from such events. The impact of these events could lead to disruptions in production, increased costs and loss of facilities. Where external insurance is purchased, third party claims arising from these events may exceed the limit of liability of the insurance policies we have in place.

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

Breaches in our information technology security processes may adversely impact our business activities

We maintain information technology (IT) systems, consisting of infrastructure, business applications and communications networks to support our business activities. These systems may be subject to security breaches

(e.g. cyber-crime) that can result in misappropriation of funds, increased health and safety risks to staff, disruption to our operations, environmental damage, poor product quality, loss of intellectual property, disclosure of commercially sensitive information and reputational damage.

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

Health

Health risks faced include fatigue, musculoskeletal illnesses and occupational exposure to noise, silica, diesel exhaust particulate, nickel and sulphuric acid mist. Longer-term health impacts may arise due to unanticipated workplace exposures or historical exposures of our workforce to hazardous substances. These effects may create future financial compensation obligations.

Given we operate globally, we may be affected by potential pandemic influenza outbreaks, such as A(H1N1) and avian flu, in any of the regions in which we operate.

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

Legislation requiring manufacturers, importers and downstream users of chemical substances, including metals and minerals, to establish that the substances can be used without negatively affecting health or the environment may impact our operations and markets. Potential compliance costs, litigation expenses, regulatory delays, rehabilitation expenses and operational costs arising from such legislation could negatively affect our financial results.

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

Attention given to the hydraulic fracturing process could lead to greater opposition to oil and gas production activities using hydraulic fracturing techniques. Increased regulation could impose more stringent permitting, public disclosure and well construction requirements on hydraulic fracturing operations. In the United States, the hydraulic fracturing process is typically regulated by relevant US state regulatory bodies. Some states are considering changes to regulations in relation to permitting, public disclosure, and/or well construction requirements on hydraulic fracturing and related operations, including the possibility of outright bans on the process. Arkansas, Louisiana and Texas (the states in which we currently operate) have adopted various laws and regulations, or issued regulatory guidance, concerning hydraulic fracturing.

Several US federal agencies are also reviewing or advancing regulatory proposals concerning hydraulic fracturing and related operations. The US Environmental Protection Agency (EPA) commenced a study of the potential impacts of hydraulic fracturing activities on drinking water resources. The agency issued a non-determinative Progress Report in December 2012 and is expected to issue a final draft assessment report for peer review and comment in CY2015. As part of the studies’ efforts, the EPA released a preliminary analysis on 30 March 2015. The EPA is expected to issue a final report for peer review in CY2016. The EPA’s Office of Inspector General continues to research the EPA’s and states’ ability to manage potential threats to water resources from hydraulic fracturing, with a possible longer-term study to follow. The US Bureau of Land Management (BLM) issued a final rule on 20 March 2015 that would impose new requirements on hydraulic fracturing operations conducted on federal lands, including the disclosure of chemicals used, wellbore integrity, water use and disposal of flow back water. The BLM regulation took effect on 24 June 2015. Activity at the federal level, including the ongoing EPA study, BLM rules and other analysis by federal and state agencies to assess the impacts of hydraulic fracturing, could spur additional legislative or regulatory actions.

While we have not experienced a material delay or substantially higher operating costs in our Onshore US operations as a result of current regulatory requirements, we cannot predict whether additional federal, state or local laws or regulations will be enacted and what such actions would require or prohibit. Additional legislation or regulation could subject our operations to delays and increased costs, or prohibit certain activities, which could adversely affect the financial performance of our Onshore US operations.

Due to the nature of our operations, HSEC incidents or accidents and related regulations may adversely affect our reputation or licence to operate.

Climate change may impact the value of our Company, and our operations and markets

The physical impacts of climate change and various regulations that seek to address climate change may negatively affect our operations, productivity and the markets in which we sell our products. Fossil fuel-related emissions are a significant source of greenhouse gases contributing to climate change. We produce fossil fuels such as coal, oil and gas for sale to customers, and we use fossil fuels in our mining and processing operations either directly or through the purchase of fossil fuel-based electricity.

A number of national governments have already introduced, or are contemplating the introduction of, regulatory responses to greenhouse gas emissions from the combustion of fossil fuels to address the impacts of climate change. This includes countries where we have operations such as Australia, the United States and Chile, as well as customer markets such as China, India and Europe. In addition, the international community aims to complete a new global climate agreement at the 21st Conference of the Parties (COP21) in Paris in December 2015. The absence of regulatory certainty, global policy inconsistencies and the challenges presented by managing our portfolio across a variety of regulatory frameworks has the potential to adversely impact our operations and supply chain. From a medium to long-term perspective, we are likely to see some adverse changes in the cost position of our greenhouse gas-intensive assets and energy-intensive assets as a result of regulatory impacts in the countries where we operate. These proposed regulatory mechanisms may impact our operations directly or indirectly through our suppliers and customers. Assessments of the potential impact of future climate change regulation are uncertain given the wide scope of potential regulatory change in the many countries in which we operate. For example, the Australian Government repealed a carbon tax in 2014 and carbon pricing is being discussed as part of a broader tax reform package in Chile.

There is a potential gap between the current valuation of fossil fuel reserves on the balance sheets of companies and in global equities markets and the reduced value that could result if a significant proportion of reserves were rendered incapable of extraction in an economically viable fashion due to technology, regulatory or market responses to climate change. In such a scenario, stranded reserve assets held on our balance sheet may need to be impaired or written off and our inability to make productive use of such assets may also negatively impact our financial condition and results.

The growth of alternative energy supply options, such as renewables and nuclear, could also present a change to the energy mix that may impact on fossil fuel markets.

The physical effects of climate change on our operations may include changes in rainfall patterns, water shortages, rising sea levels, increased storm intensities and higher temperatures. These effects may adversely impact the financial performance of our operations.

A breach of our governance processes may lead to regulatory penalties and loss of reputation

We operate in a global environment that encompasses multiple jurisdictions and complex regulatory frameworks. Our governance and compliance processes, which include the review of internal controls over financial reporting and specific internal controls in relation to trade and financial sanctions, and offers of things of value to government officials and representatives of state-owned enterprises, may not prevent future potential breaches of law, accounting or governance practice. Our Code of Business Conduct, together with our mandatory policies, such as the anti-corruption, trade and financial sanctions and competition policies, may not prevent instances of fraudulent behaviour and dishonesty nor guarantee compliance with legal or regulatory requirements. This may lead to regulatory fines, disgorgement of profits, litigation, loss of operating licences and/or reputational damage.

1.7.3     Management of principal risks

The scope of our operations and the number of industries in which we operate and engage mean that a range of factors may impact our results. Material risks that could negatively affect our results and performance are described in section 1.7.2 of this Annual Report. Our approach to managing these risks is outlined below.

Principal risk area	Risk management approach
External risks
Risks arise from falls in commodity prices and demand in major markets (such as China or Europe) or changes in currency exchange rates and actions by governments	The diversification of our portfolio of commodities, geographies and currencies is a key strategy for reducing the effects of volatility. Section 1.15.1

Principal risk area	Risk management approach
and political events that impact long-term fiscal stability.	describes external factors and trends affecting our results and note 23 ‘Financial risk management’ to the Financial Statements outlines the Group’s financial risk management strategy, including market, commodity, and currency risk. The Financial Risk Management Committee oversees these risks as described in sections 3.15 and 3.16. We also engage with governments and other key stakeholders to ensure the potential adverse impacts of proposed fiscal, tax, resource investment, infrastructure access and regulatory changes are understood and where possible mitigated.

Business risks
Risks include the inherent uncertainty of identifying and proving reserves, adding and divesting assets and managing our capital development projects.	Our Technology Geoscience and Engineering function provides governance and technical leadership for Ore Reserves reporting as described in section 2.3.2. Our governance over reporting of Petroleum reserves is described in section 2.3.1.

We have established investment approval processes that apply to all major capital projects and asset divestment and acquisitions. The Investment Committee oversees these as described in sections 3.15 and 3.16. Our Project Management function additionally seeks to ensure that projects are safe, predictable and competitive, and it has established a continuous improvement practice.

Financial risks
Continued volatility in global financial markets may adversely impact future cash flows, our ability to adequately access and source capital from financial markets and our credit rating. Volatility may impact planned expenditures, as well as the ability to recover investments in mining and oil and gas projects. In addition, the commercial counterparties (customers, suppliers and financial institutions) we transact with may, due to adverse market conditions, fail to meet their contractual obligations.	We seek to maintain a solid ‘A’ credit rating, supported by our portfolio risk management strategy. As part of this strategy, the diversification of our portfolio reduces overall cash flow volatility. Commodity prices and currency exchange rates are not hedged, and wherever possible we take the prevailing market price. We use Cash Flow at Risk analysis to monitor volatilities and key financial ratios. Credit limits and review processes are required to be established for all customers and financial counterparties. The Financial Risk Management Committee oversees these as described in sections 3.15 and 3.16. Note 23 ‘Financial risk management’ to the Financial Statements outlines our financial risk management strategy.

Operational risks
Operating cost pressures and reduced productivity could negatively impact operating margins and expansion plans. Non-operated assets may not comply with our standards. Unexpected natural and operational catastrophes may adversely impact our operations. Breaches in IT security processes may adversely impact the conduct of our business activities.	We seek to ensure that adequate operating margins are maintained through our strategy to own and operate large, long-life, low-cost and expandable upstream assets.

Principal risk area	Risk management approach

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

From an industrial relations perspective, detailed planning is undertaken to support the renegotiation of employment agreements and is supported by training and access to expertise in negotiation and agreement making.

IT security controls to protect IT infrastructure, business applications and communication networks and respond to security incidents are in place and subject to regular monitoring and assessment. To maintain adequate levels of protection, we also continue to monitor the development of threats in the external environment and assess potential responses to those threats.

Sustainability risks
HSEC incidents or accidents may adversely affect our people or neighbouring communities, operations and reputation or licence to operate. The potential physical impacts and related responses to climate change may impact the value of our Company, and operations and	Our approach to sustainability risks is reflected in Our Charter and described in section 1.14, including a Company-level safety intervention that was initiated in FY2015. A comprehensive set of Group Level Documents (GLDs) set out Group-wide HSEC-

Principal risk area	Risk management approach
markets. Given we operate in a challenging global environment straddling multiple jurisdictions, a breach of our governance processes may lead to regulatory penalties and loss of reputation.

related performance requirements designed to ensure effective management control of these risks.

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

Our approach to engagement with community stakeholders is outlined in our Community GLD. Businesses are also required to undertake social impact opportunity assessments to identify, mitigate or manage key potential social and human rights risks.

As with our other risks, for climate change risk our Risk Management GLD provides the framework for risk management. Internal audits are conducted to test compliance with GLD requirements and action plans are developed to address any gaps. Key findings are reported to senior management and reports are considered by relevant Board committees.

Our Code of Business Conduct sets out requirements related to working with integrity, including dealings with government officials and third parties. Processes and controls are in place for the internal control over financial reporting, including under Sarbanes-Oxley. We have established anti-corruption and antitrust related performance requirements, which are overseen by the Legal and Compliance function as described in section 3.17. Additionally, the Disclosure Committee oversees our compliance with securities dealing obligations and continuous and periodic disclosure obligations as described in sections 3.15 and 3.18.

1.8    Corporate governance

At BHP Billiton, we have a governance framework that goes beyond an interest in governance for its own sake or the need to comply with regulatory requirements. We believe that high-quality governance supports long-term value creation. Simply put, we think good governance is good business, and our approach is to adopt what we consider to be the best of the prevailing governance standards in Australia, the United Kingdom and the United States.

In the same spirit, we do not see governance as just a matter for the Board. Good governance is also the responsibility of executive management and is embedded throughout the organisation.

The diagram below describes the governance framework at BHP Billiton. It shows the interaction between the shareholders and the Board, demonstrates how the Board Committee structure facilitates the relationship between the Board and the Chief Executive Officer (CEO) and illustrates the flow of delegation from shareholders. We have robust processes in place to ensure that the delegation flows through the Board and its committees to the CEO and the GMC and into the organisation. At the same time, accountability flows upwards from the Company to shareholders. This process helps to ensure alignment with shareholders.

As part of our corporate planning cycle, we include a range of scenarios that are reviewed annually and updated by the Group with executive management’s involvement. The scenarios, and the governance process supporting them, also form part of the Board agenda.

These scenarios provide a lens to assess the performance of our business portfolio. They include assumptions around commodity prices, currencies, costs, tax rates and the price of carbon and ranges for a number of risks the Group faces. These include global growth, levels of trade, geopolitical situations, climate change and technology. All of the scenarios are used to inform BHP Billiton’s strategy and the resilience of our diversified asset portfolio over the short and long term.

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

Our shareholders are based across the globe. Outside of the two Annual General Meetings (AGMs), which are an important step in the governance and investor engagement process, the Board uses a range of formal and informal communication channels to understand shareholder views to ensure it can represent shareholders in governing BHP Billiton. Regular proactive engagement with institutional shareholders and investor representative organisations takes place in Australia, South Africa, the United Kingdom and the United States. The purpose of these meetings is to discuss the full range of governance issues, as well as the broad strategy of the Group. They offer an important opportunity to build relationships and to engage directly with governance managers, fund managers and governance advisers.

For more information on our corporate governance processes, refer to section 3 of this Annual Report.

1.9    Remuneration

Our Remuneration Committee recognises that remuneration has an important role to play in supporting the implementation and achievement of the Group’s strategy and our ongoing performance, aligning the activities of management to the interests of shareholders, and in supporting Our Charter.

Remuneration at BHP Billiton

The key principles of our remuneration policy, which remain unchanged from FY2014, are to:

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

Link to strategy

Our Charter sets out our values, placing health and safety first, upon which the Remuneration Committee places great weight in the determination of performance-based remuneration outcomes for BHP Billiton’s executives. Our Charter also sets out our purpose, our strategy and how we measure success. The Committee is guided by those measures in supporting our executives in taking a long-term approach to decision-making in order to build a sustainable and value-adding business. Our remuneration policy and strategy is focused on long-term success and minimising short-term behaviours or results that would jeopardise longer-term outcomes.

We want executive remuneration to reflect the Group’s performance and share price over an extended period and this is primarily achieved with the equity component of the Short-Term Incentive award being deferred for a two-year period, and with Total Shareholder Return under the Long-Term Incentive Plan being measured over a five-year performance period.

Our approach

We have made no changes to the underlying approach to remuneration in the last year. It is an approach that BHP Billiton has practised for over 10 years and we believe it continues to serve our executives and shareholders well. The remuneration outcomes continue to appropriately reflect the performance of the Group, of the Businesses and of individuals.

While our approach has been given strong support by shareholders, with a vote ‘for’ the Remuneration Report in excess of 97 per cent at last year’s AGMs, and indeed over 96 per cent in each of the prior five years, the Remuneration Committee and the Board will continue to listen and give attention to feedback and views from shareholders on the Group’s approach to pay.

Summary

The Committee remains confident that our philosophy and policies on remuneration are appropriate to support long-term value creation, and the outcomes for FY2015 continue to demonstrate the alignment between remuneration and performance at BHP Billiton.

For more information on our remuneration policies and the remuneration outcomes for members of the GMC and Non-executive Directors, refer to section 4 of this Annual Report.

1.10    Key performance indicators

Our key performance indicators (KPIs) enable us to measure our sustainable development and financial performance. Their relevance to our strategy and our performance against these measures in FY2015 are explained below.

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

1.10.1    Sustainability KPIs

TRIF

__________ (1) Includes data for Continuing and Discontinued operations for the financial years being reported.

Definition

Total recordable injury frequency (TRIF) is an indicator in highlighting broad personal injury trends and is calculated based on the number of recordable injuries per million hours worked. This data covers the assets that have been wholly owned and operated by BHP Billiton or that have been operated by BHP Billiton in a joint venture operation (including assets that now form part of South32 until 8 May 2015), and includes work-related events occurring outside of our operation locations for the period from 1 July 2014 to 30 June 2015. In FY2015, we expanded our definition of work-related activities to align with the reporting boundaries of the International Council on Mining and Metals, which includes the recording of events that occur outside of our operated locations where we have established the work to be performed and can set and verify the health and safety standards.

Link to strategy

Our overriding commitment is to ensuring the safety and health of our people and this is supported by Our Charter value of Sustainability.

FY2015 performance

There were five work-related fatalities in FY2015. Our TRIF has improved by 18 per cent over the last five years. During FY2015, we improved our TRIF by two per cent.

For information on our approach to health and safety and our performance, refer to section 1.14 of this Annual Report.

GHG emissions(1)

Definition

Greenhouse gas (GHG) emissions are measured according to the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol. This data only includes wholly owned and operated assets or assets operated in a joint venture operation from 1 July 2012 to 30 June 2015 (including assets that now form part of South32 until 8 May 2015).

Link to strategy

The global challenge of climate change remains a priority for our organisation and is core to our strategic decision-making. Our GHG emissions are monitored and our performance is tracked against our target.

FY2015 performance

In FY2015, the Group’s GHG emissions was 38.3 million tonnes (Mt) of carbon dioxide equivalent (CO2-e). Taking into account the impact of the demerger(2), this represents a six per cent reduction compared to FY2014 GHG emissions.

For more information on our GHG emissions, refer to section 1.14 of this Annual Report.

(1)	Measured according to the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol.

(2)	In order to compare the total GHG emissions to prior financial years, GHG emissions (estimated) from South32 assets between the date of demerger and 30 June 2015 have been added to FY2015 GHG emissions as shown above.

(3)	Scope 2 refers to indirect GHG emissions from the generation of purchased electricity and steam that is consumed by operated assets.

(4)	Scope 1 refers to direct GHG emissions from operated assets.

Community investment

Definition

Our voluntary community investment comprises cash, in-kind support, administrative costs and contributions to the BHP Billiton Foundation and BHP Billiton Sustainable Communities (our corporate charities). It includes BHP Billiton’s equity share for both operated and non-operated joint venture operations.

Link to strategy

We believe that in addition to operating a responsible and ethical company, we can make a broader contribution to the communities in which we operate and support Our Charter value of Sustainability.

FY2015 performance

Our voluntary community investment totalled US$225.0 million, comprising US$142.0 million in cash, in-kind support and administrative costs, and a US$83.0 million contribution to the BHP Billiton Foundation.

For more information on our community investment, refer to section 1.14 of this Annual Report.

(1)	Includes BHP Billiton’s equity share for both operated and non-operated joint venture operations. Includes payments made by operations demerged with South32.

1.10.2    Financial KPIs

Attributable profit(1)

Definition

Attributable profit represents Profit after taxation attributable to members of BHP Billiton Group and includes attributable (loss)/profit after taxation from Discontinued operations.

Link to strategy

This is a key financial measure that provides insight on the amount of profit available to distribute to shareholders, which aligns to our purpose as presented in Our Charter.

FY2015 performance

Attributable profit decreased by 86 per cent to US$1.9 billion, mainly driven by a significant decline in commodity prices and included an attributable loss related to Discontinued operations of US$1.6 billion.

For our Financial Statements, refer to section 7 of this Annual Report.

(1)	Includes data for Continuing and Discontinued operations for the financial years being reported.

Underlying EBIT(1)

Definition

Underlying EBIT is earnings before net finance costs, taxation, Discontinued operations and any exceptional items.

Link to strategy

This is a key financial measure used across the Group. It gives insight to cost management, production growth and performance efficiency.

FY2015 performance

Underlying EBIT declined by 46 per cent to US$11.9 billion, as the reduction in controllable cash costs, productivity-led volume efficiencies and an increase in growth volumes, were more than offset by lower realised prices net of price-linked costs.

For a reconciliation of Underlying EBIT to Profit from operations, refer to sections 1.11 and 2.5.1 of this Annual Report. For our Financial Statements, refer to section 7 of this Annual Report.

(1)	Excludes data from Discontinued operations for the financial years being reported.

Net operating cash flows(1)

Definition

Net operating cash flows represents the cash generated by the Group’s consolidated operations, after dividends received, interest, taxation and royalty-related taxation. This figure excludes cash flows relating to investing and financing activities and includes net operating cash flows from Discontinued operations.

Link to strategy

Net operating cash flows provides insight into how we are managing costs and increasing efficiency and productivity across the Company.

FY2015 performance

Net operating cash flows decreased by 24 per cent to US$19.3 billion during FY2015. The major contributor was the US$7.7 billion decrease in cash generated from operations (after changes in working capital balances), which was partially offset by a decrease of US$2.1 billion in net taxes paid.

For our Financial Statements, refer to section 7 of this Annual Report.

(1)	Includes data for Continuing and Discontinued operations for the financial years being reported.

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

FY2015 performance

TSR was negative 27.0 per cent during FY2015 as a result of a decrease in the BHP Billiton share price, partly offset by an increase in the dividends paid. BHP Billiton underperformed its peer companies by 10.7 per cent from 1 July 2010 to 30 June 2015.

Long-term credit rating

Definition

Credit ratings are forward looking opinions about credit risk. Standard & Poor’s and Moody’s credit ratings express the opinion of each agency about the ability and willingness of BHP Billiton to meet its financial obligations in full and on time.

Link to strategy

One of BHP Billiton’s priorities for capital management is to maintain a solid ‘A’ credit rating, which indicates the strength of our balance sheet.

FY2015 performance

BHP Billiton has maintained a long-term credit rating of A+ from Standard & Poor’s and A1 from Moody’s. On 4 May 2015, Standard & Poor’s revised the Group’s ratings outlook to negative from stable.

For more information on our liquidity and capital resources, refer to section 1.15.5 of this Annual Report.

1.11    Summary of consolidated performance

1.11.1    Selected financial information

Our selected financial information reflects the operations of the BHP Billiton Group, and should be read in conjunction with the FY2015 Financial Statements, together with the accompanying notes.

We prepare our Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, and as outlined in note 41 ‘Basis of preparation and measurement’ to the Financial Statements in this Annual Report. We publish our Consolidated Financial Statements in US dollars.

Comparative financial information for FY2014, FY2013, FY2012 and FY2011 has been restated for the effects of the application of IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ following the demerger of South32, unless otherwise noted. The Consolidated Balance Sheet for these periods is not required to be and has not been restated, for further information refer to note 41 ‘Basis of preparation and measurement’ to the Financial Statements.

We use several financial measures to monitor the financial performance of our overall strategy. The two key measures are Profit after taxation attributable to members of the BHP Billiton Group (Attributable profit) and Underlying EBIT.

Year ended 30 June US$M	2015	2014	2013	2012 (7)	2011 (7) (8)
Consolidated Income Statement (Section 7.1.1)
Revenue	44,636	56,762	53,860	56,642	57,088
Profit from operations	8,670	22,649	21,977	22,602	28,462
Profit after taxation from Continuing operations	4,390	14,955	14,132	15,233	21,062
(Loss)/profit after taxation from Discontinued operations	(1,512)	269	(1,312)	1,384	2,884
Profit after taxation from Continuing and Discontinued operations attributable to members of BHP Billiton Group (1)	1,910	13,832	11,223	15,473	23,648
Dividends per ordinary share – paid during the period (US cents)	124.0	118.0	114.0	110.0	91.0
Dividends per ordinary share – determined in respect of the period (US cents)	124.0	121.0	116.0	112.0	101.0
Basic earnings from Continuing and Discontinued operations per ordinary share (US cents) (1) (2)	35.9	260.0	210.9	290.7	429.1
Diluted earnings from Continuing and Discontinued operations per ordinary share (US cents) (1) (2)	35.8	259.1	210.2	289.4	426.9
Basic earnings from Continuing operations per ordinary share (US cents) (2)	65.5	256.5	238.6	265.3	380.8
Diluted earnings from Continuing operations per ordinary share (US cents) (2)	65.3	255.7	237.8	264.1	378.8
Number of ordinary shares (millions)
– At period end	5,324	5,348	5,348	5,348	5,350
– Weighted average	5,318	5,321	5,322	5,323	5,511
– Diluted	5,333	5,338	5,340	5,346	5,540
Consolidated Balance Sheet (Section 7.1.3) (3)
Total assets	124,580	151,413	139,178	129,201	102,920
Net assets	70,545	85,382	75,291	69,315	57,755
Share capital (including share premium)	2,761	2,773	2,773	2,773	2,771
Total equity attributable to members of BHP Billiton Group	64,768	79,143	70,667	65,526	56,762
Other financial information
Underlying EBITDA (4)	21,852	30,292	28,109	31,554	32,904
Underlying EBIT (4)	11,866	22,098	21,680	25,948	28,626
Underlying attributable profit (4)	6,417	13,263	12,017	15,928	19,194
Underlying basic earnings per share (US cents) (4)	120.7	249.3	225.8	299.2	348.3
Capital and exploration expenditure (BHP Billiton share) (5)	11,581	15,181	22,291	19,793	12,387
Net operating cash flows (6)	19,296	25,364	20,154	25,259	30,080

(1)	Includes (loss)/profit after taxation from Discontinued operations attributable to members of BHP Billiton Group.

(2)	For more information on earnings per share refer to note 6 ‘Earnings per share’ to the Financial Statements.

(3)	The Consolidated Balance Sheet for FY2015 does not include the assets and liabilities of the Businesses demerged with South32. IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ does not require the Consolidated Balance Sheet to be restated for comparative periods.

(4)	Underlying attributable profit, Underlying EBIT and Underlying EBITDA are non-IFRS financial measures that we use to reflect the underlying performance of BHP Billiton. Underlying attributable profit is Attributable profit excluding Discontinued operations and any exceptional items. Underlying EBIT is earnings before net finance costs, taxation, Discontinued operations and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation. We believe that Underlying attributable profit, Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or as an alternative to, Attributable profit as an indicator of actual operating performance or as an alternative to cash flow as a measure of liquidity. Underlying EBIT and Underlying EBITDA are included in the FY2015 Consolidated Financial Statements as required by IFRS 8 ‘Operating Segments’ and are disclosed in sections 1.15.3 Operating results and 2.5 Business performance.

(5)	Represents the share of capital and exploration expenditure attributable to BHP Billiton shareholders on a cash basis. Includes BHP Billiton proportionate share of equity accounted investments, capital and exploration expenditure from Discontinued operations; excludes capitalised deferred stripping and non-controlling interests.

(6)	Net operating cash flows are after dividends received, net interest and taxation and include net operating cash flows from Discontinued operations.

(7)	FY2012 and FY2011 restated data is not required to be and has not been subject to audit.

(8)	FY2011 data has not been restated for the effects of new accounting standards and interpretations and other voluntary changes in accounting policy, which were effective in the financial year commencing from 1 July 2013. This information has however been restated where required by IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, unless otherwise noted.

Non-IFRS measures

We use a number of non-IFRS measures to assess our performance. Non-IFRS measures include the following:

•	Adjusted effective tax rate – comprises Total taxation expense excluding remeasurement of deferred tax assets associated with the Minerals Resource Rent Tax (MRRT), exceptional items, Discontinued operations and exchange rate movements included in taxation expense divided by Profit before taxation and exceptional items.

•	Controllable cash costs – comprises operating cash costs and exploration and business development costs and excludes Discontinued operations.

•	Free cash flow – comprises Net operating cash flows less net investing cash flows and excludes Discontinued operations.

•	Gearing – represents the ratio of net debt to net debt plus net assets.

•	Net debt – comprises Interest bearing liabilities less Cash and cash equivalents for the total operations within the Group at the reporting date.

•	Net operating assets – represents operating assets net of operating liabilities, including the carrying value of equity accounted investments and predominantly excludes cash balances, interest bearing liabilities and deferred tax balances. The carrying value of investments accounted for using the equity accounted method represents the balance of the Group’s investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities and deferred tax balances of the equity accounted investment.

•	Underlying attributable profit – comprises Profit after taxation attributable to members of BHP Billiton Group less exceptional items as described in note 2 ‘Exceptional items’ to the Financial Statements and excludes Discontinued operations.

•	Underlying basic earnings per share – represents basic earnings per share excluding any exceptional items and Discontinued operations.

•	Underlying EBIT – is earnings before net finance costs, taxation, Discontinued operations and any exceptional items.

•	Underlying EBITDA – is Underlying EBIT before depreciation, impairments and amortisation.

•	Underlying EBIT margin – comprises Underlying EBIT, excluding third party product profit from operations, divided by revenue excluding third party product revenue.

•	Underlying EBITDA margin – comprises Underlying EBITDA, excluding third party product EBITDA, divided by revenue excluding third party product revenue.

•	Underlying EBITDA interest coverage – for the purpose of deriving interest coverage, net interest comprises Interest on bank loans and overdrafts, Interest on all other borrowings, Finance lease and hire purchase interest less Interest income.

•	Underlying return on capital – represents net profit after tax, excluding exceptional items, Discontinued operations and net finance costs (after tax), divided by average capital employed. Capital employed is net assets before net debt.

Financial results for year ended 30 June 2015 compared with year ended 30 June 2014

Information in this section has been presented on a Continuing operations basis to exclude the contribution from assets that were demerged with South32, unless otherwise noted. Details of the contribution of the South32 assets to the Group’s results are disclosed under ‘Discontinued operations’ below and in note 29 ‘Discontinued operations’ to the Financial Statements.

Revenue in FY2015 was US$44.6 billion, a decrease of US$12.2 billion or 21 per cent from US$56.8 billion in the corresponding period. Revenue decreased across all Businesses, but mainly in the Iron Ore and Petroleum and Potash Businesses, where revenue decreased by US$6.6 billion and US$3.4 billion, respectively. Our Copper Business and our Coal Business contributed additional revenue decreases of US$1.3 billion and US$678 million, respectively.

The decrease in revenue in Iron Ore was primarily due to a 41 per cent decline in the average realised price of iron ore to US$61 per wet metric tonne (FOB), which more than offset a 13 per cent volume increase at WAIO to a record 254 Mt (100 per cent basis) as a result of continued improvement in the performance of our integrated supply chain and the successful ramp-up of the Jimblebar mining hub. The decrease in revenue in Petroleum was primarily driven by lower realised prices.

Overall, the US$12.2 billion decrease in revenue in FY2015 was primarily attributable to weaker realised prices for our commodities, which reduced total revenue by US$17.0 billion, which more than offset additional revenue of US$6.2 billion attributable to increased volumes during the year.

Year ended 30 June	2015 US$M	2014 US$M Restated	2013 US$M Restated

Raw materials and consumables used	4,667	5,540	5,407
Employee benefits expense	4,971	5,413	5,578
External services (including transportation) (1)	8,928	9,899	10,202
Third party commodity purchases	1,165	1,702	1,158
Net foreign exchange (gains)/losses	(469)	168	(187)
Fair value change on derivatives	124	(122)	63
Government royalties paid and payable	1,708	2,412	2,179
Depreciation and amortisation expense	9,158	7,716	6,067
Exploration and evaluation expenditure	670	698	1,026
Impairment of assets (2)	4,024	478	3,286
Operating lease rentals	636	665	679
Other operating expenses (3)	1,428	1,954	1,371
Total expenses	37,010	36,523	36,829
Less exceptional items	(3,196)	–	(2,862)
Total expenses excluding exceptional items	33,814	36,523	33,967

(1)	Includes exceptional items of US$ nil (2014: US$ nil; 2013: US$96 million).

(2)	Includes exceptional items of US$3,196 million (2014: US$ nil; 2013: US$2,924 million).

(3)	Includes exceptional items of US$ nil (2014: US$ nil; 2013: credit of US$158 million).

Total expenses increased from US$36.5 billion in FY2014 to US$37.0 billion in FY2015. Total expenses excluding exceptional items of US$3.2 billion, the majority of which related to impairments in FY2015, decreased by US$2.7 billion or seven per cent during FY2015 from US$36.5 billion to US$33.8 billion.

The increase of non-cash expenses for depreciation and amortisation of US$1.4 billion and impairments not classified as exceptional items of US$350 million, was more than offset by our ability to reduce operating costs across all of our Businesses, demonstrated by the delivery of a US$2.7 billion reduction in cash cost efficiencies and a favourable foreign exchange impact of US$1.7 billion.

Reductions in expenses (excluding exceptional items) were evident in Raw materials and consumables used of US$873 million, External services (including transportation) of US$971 million, Employee benefit expense of US$442 million, Third party commodity purchases of US$537 million, and Government royalties paid and payable of US$704 million. Total operating costs were aided by favourable exchange rates, including a favourable restatement of monetary items in the balance sheet of US$637 million compared to FY2014. For further information, refer to note 42 ‘Functional and presentation currency’ to the Financial Statements.

Other income decreased from US$1.2 billion in FY2014 to US$496 million in FY2015, mainly due to the gain on sale for the Pinto Valley mining operation of US$551 million recognised in FY2014. For further information, refer to note 5 ‘Other income’ to the Financial Statements.

Profit from operations decreased by US$13.9 billion or 62 per cent, from US$22.6 billion to US$8.7 billion. Gross exceptional items during FY2015 comprised an impairment of Onshore US assets of US$2.8 billion and an impairment of Nickel West assets of US$409 million, compared with gross exceptional income of US$551 million in FY2014.

Underlying EBIT

Underlying EBIT is a key measure that management uses internally to assess the performance of our Businesses, make decisions on the allocation of resources and assess operational management. Management uses this measure because financing structures and tax regimes differ across our assets and substantial components of our tax and interest charges are levied at a Group level rather than an operational level.

We exclude exceptional items from Underlying EBIT in order to enhance the comparability of the measure from period to period and provide clarity into the underlying performance of our operations. Our management monitors exceptional items separately.

For FY2015, Underlying EBIT declined by 46 per cent to US$11.9 billion. Further analysis of Underlying EBIT for the Businesses is included in section 1.12 and for the Group in section 1.15.3 of this Annual Report.

The following table reconciles Underlying EBIT to Profit from operations.

Year ended 30 June	2015 US$M	2014 US$M Restated	2013 US$M Restated

Underlying EBIT	11,866	22,098	21,680
Exceptional items (before taxation) – refer section 1.15.3	(3,196)	551	297

Profit from operations (EBIT)	8,670	22,649	21,977

Net finance costs

Net finance costs decreased by US$300 million to US$614 million in FY2015. The decrease reflected foreign exchange gains on finance leases and the early redemption of the Petrohawk Energy Corporation Senior Notes in August 2014, which resulted in a gain on redemption and lower interest expense.

Taxation expense

Total taxation expense decreased by US$3.1 billion to US$3.7 billion in FY2015. This decrease was mainly driven by the decrease of Profit before taxation. The adjusted effective tax rate, which excludes the influence of exchange rate movements, remeasurement of deferred tax assets associated with the MRRT and exceptional items, decreased from 32.2 per cent to 31.8 per cent.

Discontinued operations

South32’s contribution to BHP Billiton’s FY2015 results comprised US$753 million Profit after taxation, excluding exceptional items. Exceptional items comprised a tax expense of US$111 million related to the repeal of the MRRT and a net loss on the demerger of US$2.2 billion (after tax benefit). This contribution has been included in Loss attributable to members of BHP Billiton Group from Discontinued operations of US$1.6 billion.

Underlying attributable profit

The following table reconciles Underlying attributable profit to Attributable profit.

Year ended 30 June	2015 US$M	2014 US$M	2013 US$M

Underlying attributable profit	6,417	13,263	12,017
Attributable loss – Discontinued operations	(1,573)	184	(1,475)
Exceptional items (after taxation)	(2,946)	385	681
Minority interest in exceptional items	12	–	–

Attributable profit	1,910	13,832	11,223

Attributable profit decreased by 86 per cent to US$1.9 billion mainly driven by a significant decline in commodity prices and included an Attributable loss related to Discontinued operations of US$1.6 billion.

Underlying basic earnings per share of 120.7 US cents is calculated using Underlying attributable profit divided by the weighted average number of ordinary shares.

Other financial information

Net operating cash flows from Continuing operations decreased by 25 per cent to US$17.8 billion during FY2015. The major contributor was the US$7.7 billion decrease in cash generated from operations (after changes in working capital balances), which was partially offset by a decrease of US$2.1 billion in net taxes paid. Despite the significant decline in commodity prices, we generated US$6.3 billion of free cash flow during the period as we further improved both operating and capital productivity and exercised the flexibility in our investment program. In this regard, we invested US$11.0 billion in capital projects and exploration (BHP Billiton share) for Continuing operations during the year.

We finished the period with net debt of US$24.4 billion (2014: US$25.8 billion) for a gearing ratio of 25.7 per cent (2014: 23.2 per cent). IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ does not require the Consolidated Balance Sheet to be restated for comparative periods. The FY2014 figures therefore includes assets and liabilities of the Businesses demerged with South32. For information relating to Discontinued operations refer to note 29 ‘Discontinued operations’ to the Financial Statements.

1.11.2    Production performance

A summary of our production volumes for FY2015 and the previous two financial years is shown below. Further details appear in section 2.2 of this Annual Report.

Year ended 30 June (1)	2015	2014	2013
Production – Continuing operations
Total Petroleum production (MMboe)	256	246	236
Copper (kt)	1,708	1,727	1,689
Iron ore (kt)	232,508	203,564	169,856
Metallurgical coal (kt)	42,621	37,565	29,708
Energy coal (kt)	41,012	43,108	40,818
Nickel (kt)	90	99	103
Production – Discontinued operations
Metallurgical coal (kt)	7,216	7,513	7,942
Energy coal (kt)	28,677	30,384	31,627
Alumina (kt)	4,284	5,178	4,880
Aluminium (kt)	843	1,174	1,179
Manganese ores (kt)	7,224	8,302	8,517
Manganese alloys (kt)	612	646	608
Nickel (kt)	34	44	51

(1)	BHP Billiton Group share of production includes our proportional share of production for which profit is derived from our equity accounted investments, unless otherwise stated.

1.11.3    Projects and pipeline

Our project pipeline focuses on commodities that are expected to be high-margin and create significant future value. During FY2015, three major projects achieved first production for a total capital expenditure (subject to finalisation) of US$6.7 billion. At the end of FY2015, we had four major projects under development with a combined budget of US$7.0 billion. This budget does not include an additional US$1.5 billion of capital expenditure that we expect to spend in FY2016 on development of our Onshore US asset.

For more information on our major projects and pipeline refer to sections 1.12, 2.1 and 2.4 of this Annual Report.

1.12    Our Businesses

The description of our Businesses and a discussion of their performance are set out below.

For further information on our assets, production, results and reserves refer to section 2 of this Annual Report. For further information on the financial results of our Businesses, refer to note 1 ‘Segment reporting’ to the Financial Statements.

1.12.1    Revenue and Underlying EBIT performance by Business

The following tables provide a summary of Revenue and Underlying EBIT for FY2015 and the two prior corresponding periods of our Businesses and the Group. Our use of Underlying EBIT is explained in section 1.11.1 of this Annual Report. Underlying EBIT is one of the financial measures used to monitor the financial performance of our overall strategy and is disclosed by segment in note 1 ‘Segment reporting’ to the Financial Statements.

Information in this section has been presented on a Continuing operations basis to exclude the contribution from assets that were demerged with South32, unless otherwise noted. Details of the contribution of the South32 assets to the Group’s results are disclosed in note 29 ‘Discontinued operations’ to the Financial Statements.

Group and business level information is reported on a statutory basis in accordance with IFRS 8 ‘Operating Segments’. Revenue excludes revenue from investments accounted for using the equity method. Underlying EBIT includes net finance costs and taxation expense of investments accounted for using the equity method.

Year ended 30 June	2015 US$M	2014 US$M Restated	2013 US$M Restated

Revenue (1)
Petroleum and Potash	11,447	14,833	13,224
Copper	11,453	12,789	13,172
Iron Ore	14,753	21,356	18,593
Coal	5,885	6,563	6,574
Group and unallocated items (2)	1,098	1,221	2,297

BHP Billiton Group	44,636	56,762	53,860

Year ended 30 June	2015 US$M	2014 US$M Restated	2013 US$M Restated

Underlying EBIT
Petroleum and Potash	1,802	5,287	5,636
Copper	3,353	4,668	5,033
Iron Ore	6,932	12,102	11,109
Coal	348	575	424
Group and unallocated items (2)	(569)	(534)	(522)

BHP Billiton Group	11,866	22,098	21,680

(1)	Includes the sale of third party products.

(2)	Comprises Group Functions, other unallocated operations including Nickel West (previously disclosed in the former Aluminium, Manganese and Nickel Business), consolidation adjustments and external sales of freight and fuel to third parties.

Year ended 30 June 2015 compared with year ended 30 June 2014

Underlying EBIT for FY2015 was US$11.9 billion, a decrease of 46 per cent compared to the prior year.

A significant decline in commodity prices reduced Underlying EBIT by US$16.4 billion. This was offset in part by a reduction in operating cash costs of US$2.7 billion and the generation of productivity-led volume efficiencies of US$1.2 billion. A US$142 million reduction in capitalised exploration expenditure contributed to the delivery of US$4.1 billion of productivity gains during the period, two years ahead of our FY2017 target.

Non-cash charges and one-off items decreased Underlying EBIT by US$1.3 billion and US$456 million respectively, but were offset by the favourable impact of a stronger US dollar of US$1.6 billion, a reduction of price-linked costs of US$1.2 billion and the impact of additional growth volumes of US$1.8 billion.

The use of the term operating cash costs is described in section 1.15.3 of this Annual Report.

1.12.2    Petroleum and Potash Business

Our Petroleum and Potash Business headquartered in Houston, United States, comprises conventional and non-conventional oil and gas operations and a potash project based in Saskatchewan, Canada.

Results

Year ended 30 June	2015 US$M	2014 US$M	2013 US$M

Revenue	11,447	14,833	13,224
Underlying EBIT	1,802	5,287	5,636
Capital expenditure	5,359	6,423	7,675
Net operating assets	36,287	39,514	37,525
Total petroleum production (MMboe)	256	246	236

Our Petroleum Business includes exploration, development, production and marketing activities. We have a high-quality resource base concentrated in the United States and Australia. Our core production operations are located in the US Gulf of Mexico, Australia, Trinidad and Tobago (conventional) and Onshore US (unconventional). We produce crude oil and condensate, gas and natural gas liquids (NGLs). A summary of the assets, capital projects and FY2015 performance of our Petroleum and Potash Business is presented as follows.

Description of the Petroleum Business

Our production operations include the following:

Gulf of Mexico (United States)

We operate two fields in the Gulf of Mexico (Shenzi with a 44 per cent interest and Neptune with a 35 per cent interest) and hold non-operating interests in three other fields (Atlantis with a 44 per cent interest, Mad Dog with a 23.9 per cent interest, and Genesis with a 4.95 per cent interest). We have ongoing infill drilling in most of our Gulf of Mexico fields and also planned ongoing water injection wells at the Shenzi and Atlantis fields. All the fields are located between 155 and 210 kilometres offshore from the US state of Louisiana. We also own 25 per cent and 22 per cent, respectively, of the companies that own and operate the Caesar oil pipeline and the Cleopatra gas pipeline. These pipelines transport oil and gas from the Green Canyon area, where our Gulf of Mexico fields are located, to connecting pipelines that transport product onshore. Our US oil production is delivered to refineries along the Gulf Coast of the United States. Production in FY2015 was 36.6 million barrels of oil equivalent (MMboe), up from 36.1 MMboe in FY2014.

Onshore US (United States)

We produce oil, condensate, gas and NGLs in four shale areas: Eagle Ford, Permian, Haynesville and Fayetteville. The Eagle Ford area has two fields, Black Hawk and Hawkville. Much of the Eagle Ford and Permian areas are focused on hydrocarbon liquids. The Haynesville and Fayetteville areas are focused on gas. Our combined leasehold acreage onshore in the United States is approximately 1.1 million net acres. Our ownership interests in those leases range from less than one per cent to 100 per cent. At 30 June 2015, we held an interest in approximately 7,300 gross wells and approximately 2,300 net wells. We acted as joint venture operator for approximately 27 per cent of our gross wells. Production in FY2015 was 125.7 MMboe, up from 108.1 MMboe in FY2014.

Oil and gas production from our onshore shale areas is sold domestically in the United States, via connections to intrastate and interstate pipelines, and internationally through the export of processed condensate from Black Hawk. Prices for oil, NGLs and gas are based on US regional price indices, including West Texas Intermediate prices for oil, relevant published US regional gas indices for natural gas and Mont Belvieu prices for NGLs.

Map of Onshore US and Gulf of Mexico

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

We sell the majority of our Bass Strait crude oil and condensate production to refineries along the east coast of Australia under 12-month contracts. The contract price is based on the average Dated Brent price. Gas is piped onshore to the joint venture’s Longford processing facility, from where we sell our share of production to domestic distributors under contracts with periodic price reviews. Liquefied petroleum gas (LPG) is dispatched via pipeline, road tanker or sea tanker. Ethane is dispatched via pipeline to petrochemical plants in western Melbourne.

Production in FY2015 was 31.2 MMboe, down from 34.0 MMboe in FY2014.

Minerva (Australia)

We are the operator of Minerva (90 per cent interest), a gas field located 11 kilometres south-southwest of Port Campbell in western Victoria. The operation consists of two subsea wells, with gas piped onshore to a processing plant. After processing, the gas is delivered into a pipeline and sold domestically under long-term contracts.

Production in FY2015 was 3.1 MMboe, up from 3.0 MMboe in FY2014.

North West Shelf (Australia)

We are a joint venture participant in the North West Shelf Project, located approximately 125 kilometres northwest of Dampier in Western Australia. The North West Shelf Project supplies gas to the Western Australian domestic market, mainly under long-term contracts, and liquefied natural gas (LNG) to buyers in Japan, South Korea and China under a series of long-term contracts.

North West Shelf gas is piped from the fields to the Karratha Gas Plant for processing. LPG, condensate and LNG are transported to market by ship, while domestic gas is transported by the Natural Gas and Pilbara Energy pipelines. We are also a joint venture partner in four nearby oil fields – Cossack, Wanaea, Lambert and Hermes.

All North West Shelf gas and oil joint ventures are operated by Woodside. Production in FY2015 was 28.7 MMboe, down from 28.8 MMboe in FY2014.

Pyrenees (Australia)

We operate six oil fields in Pyrenees, which are located offshore approximately 23 kilometres northwest of Northwest Cape, Western Australia. We had an effective 62 per cent interest in the fields as at 30 June 2015, based on inception-to-date production from two permits in which we have interests of 71.43 per cent and 40 per cent, respectively. The project uses a floating, production, storage and off-take (FPSO) facility. The crude oil produced is sold internationally on the spot market. Production in FY2015 was 7.2 MMboe, down from 7.5 MMboe in FY2014.

Macedon (Australia)

We are the operator of Macedon (71.43 per cent interest), an offshore gas field located approximately 75 kilometres west of Onslow, Western Australia, and an onshore gas processing facility, located approximately 17 kilometres southwest of Onslow. The operation achieved first gas in August 2013 and consists of four subsea wells, with gas piped onshore to the processing plant. After processing, the gas is delivered into a pipeline and sold into the Western Australian domestic market, mainly under long-term contracts. Production in FY2015 was 6.8 MMboe, up from 5.5 MMboe in FY2014.

Stybarrow (Australia)

We are the operator of Stybarrow (50 per cent interest), an oil field located 55 kilometres west-northwest of Exmouth, Western Australia. The project uses a FPSO facility. The crude oil produced is sold internationally on the spot market. Stybarrow reached the end of its field life and ceased production on 30 June 2015.

Map of North West Shelf and Bass Strait

Trinidad and Tobago

We operate the Greater Angostura field (45 per cent interest in the production sharing contract), an integrated oil and gas development, located offshore, 40 kilometres east of Trinidad. The crude oil is sold on a spot basis to international markets, while the gas is sold domestically under term contracts. Production in FY2015 was 6.7 MMboe, down from 7.5 MMboe in FY2014.

Other

We are the operator of the Zamzama gas project (38.5 per cent interest) in the Sindh province of Pakistan and the Keith oil and gas field (31.83 per cent interest) in the North Sea. We have non-operating interests in ROD Integrated Development (38 per cent interest), which consists of six satellite oil fields in Algeria, and in the Bruce oil and gas field (16 per cent interest) in the North Sea. Production in FY2015 was 9.0 MMboe, down from 14.2 MMboe in FY2014.

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

Bass Strait Kipper gas field development

Initial development of the Kipper gas field in the Gippsland Basin, located offshore from Victoria, was approved by the Board in December 2007. A supplemental approval of the development was granted in January 2011. The first phase of the project included two new subsea wells, three new pipelines and platform modifications to supply 10 thousand barrels per day (Mbbl/d) of condensate and 80 million cubic feet per day (MMcf/d) of gas.

Gas and liquids will be processed via the existing Gippsland Basin Joint Venture facilities. The Kipper gas field development comprises the Kipper Unit Joint Venture and the Gippsland Basin Joint Venture. We own a 32.5 per cent interest in the Kipper Unit Joint Venture, with Esso Australia owning 32.5 per cent and Santos owning 35 per cent. We own a 50 per cent interest in the Gippsland Basin Joint Venture, with Esso Australia owning the remaining 50 per cent.

The main Kipper gas field facilities were completed in September 2012; however, first production has not yet commenced due to the need to provide for mercury removal. Funding for the installation of the mercury treatment facilities of US$120 million was approved in March 2014, with completion expected to occur in CY2016. Our share of costs incurred to 30 June 2015 was US$59 million.

Bass Strait Turrum field development

Further expansion of the Gippsland Basin facilities is underway following approval by the Board in July 2008 of the full field development of the Turrum oil and gas field. A supplemental approval of the development was obtained in January 2011. The project consists of five wells and a new platform, Marlin B, linked by a bridge to the existing Marlin A platform. The Turrum field, which has a capacity of 11 Mbbl/d of oil and 200 MMcf/d of gas, is located 42 kilometres offshore in approximately 60 metres of water. Our share of development costs is approximately US$1.4 billion, of which US$1.3 billion was incurred as of 30 June 2015.

The Turrum field development operates under the Gippsland Basin Joint Venture, in which we own a 50 per cent interest, with Esso Australia owning the remaining 50 per cent. Initial production of low carbon dioxide gas through the Turrum facilities occurred in June 2013. High carbon dioxide gas production from the Turrum reservoir will come online with completion of the Longford Gas Conditioning Plant in CY2016.

Onshore US development

BHP Billiton’s Onshore US drilling and development expenditure in FY2015, presented on an accruals basis within this section, was US$3.3 billion (FY2014: US$4.2 billion). The expenditure was primarily related to drilling and completion activities in our liquids-rich Black Hawk and Permian fields, while deferring development in areas that are predominantly gas.

Eagle Ford capital expenditure for FY2015 was US$2.1 billion (FY2014: US$3.1 billion). The expenditure was primarily related to drilling and completion activities, resulting in 188 net development wells completed during the year. Of the US$2.1 billion, approximately US$95 million was spent on the installation of more than 52 kilometres of pipeline infrastructure and additional gas processing facilities. The operated rig count was seven for the year (FY2014: 17).

Permian capital expenditure for FY2015 was US$0.7 billion (FY2014: US$0.5 billion). The expenditure was primarily related to drilling and completion activities, resulting in 45 net development wells completed during the year. Of the US$0.7 billion, approximately US$54 million was spent on the installation of more than 101 kilometres of pipeline infrastructure and additional gas processing facilities. The operated rig count was three for the year (FY2014: four).

Haynesville capital expenditure for FY2015 was US$0.3 billion (FY2014: US$0.4 billion). The expenditure was primarily related to drilling and completion activities, resulting in 25 net development wells completed during the year. There were no operated rigs in Haynesville at the end of this year (FY2014: three).

Fayetteville capital expenditure for FY2015 was US$0.2 billion (FY2014: US$0.2 billion). The expenditure was primarily related to participation in drilling and completion activities for wells operated by third parties, resulting in 45 net development wells completed during the year.

More information on our development and capital projects is presented in section 2.4 of this Annual Report.

Exploration and evaluation

Our exploration strategy is to focus on material opportunities, at high working interest, with a bias for liquids and operatorship. While the majority of the expenditure incurred was in our Gulf of Mexico, Western Australia and Trinidad and Tobago focus areas, we also incurred expenditure in South Africa, Brazil, South-East Asia, India and Onshore US.

After exploration and appraisal we then perform development evaluation activities to determine the technical feasibility and commercial viability of prospective projects.

More information on our development evaluation activities and exploration is presented in section 2.1.1 of this Annual Report.

Description of Potash

Jansen Potash Project

Our Potash strategy is to build a material industry position over the long term.

We hold exploration permits and mining leases, issued by the Government of Saskatchewan, covering more than 16,000 square kilometres of mineral rights in the province of Saskatchewan in Canada. The Government of Saskatchewan has issued a Potash Lease Special Agreement (KLSA) for the Jansen Potash Project, which provides long-term security of tenure to allow the ongoing development and subsequent operation of Jansen for the life of the operation.

We have progressively explored our permit areas over the past eight years and continue to evaluate their economic development potential. We are converting our exploration permits to long-term mining leases as these permits mature in order to enable further evaluation. To date, we have secured 8,000 square kilometres under long-term mining leases.

We continue to progress Jansen, a greenfield potash project, located approximately 140 kilometres east of Saskatoon in south-central Saskatchewan. We believe Jansen is one of the world’s best undeveloped potash resources and is likely to be a low-cost source of supply once fully developed. Investment in Jansen could underpin a potential fifth Business within BHP Billiton, given the opportunity to develop a multi-decade, multi-mine basin in Saskatchewan.

On 20 August 2013, we announced an additional US$2.6 billion investment in Jansen, bringing total approved spending to US$3.8 billion. This investment is funding the excavation and lining of the Project’s production and service shafts, and the installation of essential surface infrastructure and utilities and was 46 per cent complete as of 30 June 2015.

The level of expenditure on the Project in FY2015 was US$423 million. Shaft excavation is progressing, while the construction workforce camp and service shaft permanent headframe have been completed. Necessary infrastructure work continues to be progressed.

With our investment premised on the attractive longer-term market fundamentals for potash, we will continue to modulate the pace of development. The introduction of one or more minority partners, consistent with our approach for some of our other resource operations, will be considered at the appropriate time.

On the basis of our current projections and subject to Board approval, Jansen is likely to ramp-up production in the decade beginning 2020.

We are continuing to evaluate other areas for which we have exploration permits in the Saskatchewan potash basin, including Young, Boulder, Burr and Melville, through analysis of the extensive data collected from successive exploration programs.

In October 2014, the management of the closed mine sites associated with Base Metals North America was transitioned from the Potash to the Petroleum Business. All locations are in care and maintenance or in various stages of closure.

As at 1 August 2015, management of the Jansen Potash Project transferred from the Petroleum Business to BHP Billiton’s Chief Commercial Officer.

Performance

Total petroleum production increased by four per cent in FY2015 to a record 256 MMboe. A 17 per cent increase in liquids production to 125 MMboe was supported by a 67 per cent increase in Onshore US liquids volumes and strong uptime performance in the Gulf of Mexico. Natural gas production declined by six per cent to 787 billion cubic feet due to weaker seasonal demand at Bass Strait, along with lower Onshore US gas volumes as a result of the decision to defer development activity for longer-term value.

Petroleum revenue decreased by US$3.4 billion to US$11.5 billion. Revenue in Australia for the Australia Production Unit (which includes Macedon, Pyrenees, Stybarrow and Minerva), Bass Strait and North West Shelf collectively decreased by US$1.5 billion (27 per cent) to US$4.2 billion and revenue in the Gulf of Mexico for Atlantis, Shenzi and Mad Dog decreased by US$963 million (30 per cent) to US$2.2 billion.

Underlying EBIT for Petroleum decreased by US$3.9 billion to US$1.9 billion in FY2015. Price related impacts, net of price-linked costs decreased Underlying EBIT by US$4.1 billion due to the decrease in average realised prices of crude and condensate oil from US$102/bbl to US$68/bbl, US natural gas from US$4.10/Mscf to US$3.27/Mscf and LNG from US$14.67/Mscf to US$11.65/Mscf.

Higher volumes contributed an increase of US$799 million to Underlying EBIT. This was partially offset by non-cash costs which reduced Underlying EBIT by US$639 million. The increase in non-cash costs includes: US$316 million of higher depreciation and amortisation charges in Onshore US following the ramp-up of liquids production at Black Hawk and the progressive development of our Permian acreage; and US$328 million of impairment charges associated with the divestment of conventional assets in North Louisiana (Haynesville) and unconventional gas assets in the Pecos field (Permian). The rate of depreciation in Onshore US assets is expected to continue to rise as the proportion of currently higher-margin liquids volumes increase relative to gas. During the period, a US$79 million impairment of Neptune was also recognised as the fall in near-term oil prices has affected its value due to its short field life.

Petroleum capital expenditure declined by 15 per cent to US$5.0 billion in FY2015, which included US$3.7 billion of Onshore US drilling and development expenditure. We continued to realise significant improvements in shale drilling efficiency during the period as spud to sales timing in the Black Hawk improved by 17 per cent and drilling costs declined by 19 per cent to US$3.4 million per well.

2015 financial year		Liquids focused areas		Gas focused areas
(2014 financial year)		Eagle Ford	Permian	Haynesville	Fayetteville	Total
Capital expenditure (i)	US$ billion	2.3 (3.1)	0.8 (0.5)	0.4 (0.4)	0.2 (0.2)	3.7 (4.2)
Rig allocation	At period-end	7 (17)	3 (4)	0 (3)	0 (0)	10 (24)
Net wells drilled and completed (ii)	Period total	188 (262)	45 (43)	25 (38)	45 (71)	303 (414)
Net productive wells (iii)	At period-end	836 (647)	75 (57)	395 (899)	1,070 (1,023)	2,376 (2,626)

(i)	Includes land acquisition, site preparation, drilling, completions, well site facilities, mid-stream infrastructure and pipelines.

(ii)	Can vary between periods based on changes in rig activity and the inventory of wells drilled but not yet completed at period-end.

(iii)	Change in productive well count includes reduction associated with the divestment of assets in North Louisiana (Haynesville) and Pecos (Permian).

Petroleum exploration expenditure for FY2015 was US$567 million, of which US$481 million was expensed. Activity for the period was largely focused on the Gulf of Mexico, Western Australia and Trinidad and Tobago.

Potash recorded an Underlying EBIT loss of US$184 million in FY2015 compared to a loss of US$285 million in FY2014. The reduction in loss was driven by a decrease in non-cash costs and exploration expenditure.

Outlook

Petroleum production is forecast to decrease by seven per cent in FY2016 to 237 MMboe (Conventional: 125 MMboe; Onshore US: 112 MMboe). In Onshore US, further improvements in drilling and completions efficiency will support stable volumes in the liquids-rich Black Hawk and Permian despite lower capital spend in FY2016. However, we anticipate a 19 per cent decline in the combined production of the predominantly gas-rich, and currently lower-margin Haynesville, Fayetteville and Hawkville fields as we continue to defer development of these assets for longer-term value. Conventional volumes are expected to decrease as a result of planned maintenance programs and natural field decline.

In FY2016, we expect to reduce drilling costs further to US$2.5 million per well in the Black Hawk. In our Conventional business, investment remained focused on high-return infill drilling opportunities in the Gulf of Mexico and life extension projects at Bass Strait and North West Shelf.

Petroleum capital expenditure of approximately US$3.1 billion is planned in FY2016. Onshore US capital expenditure is expected to account for US$1.5 billion of this and support a development program of nine operated rigs. Completions activity will continue to be tailored to market conditions and we will exercise further flexibility should there be greater value in deferral. Drilling activity will be focused on our liquids-rich Black Hawk and Permian acreage with our dry-gas development program in Haynesville and Fayetteville deferred for longer-term value.

A US$600 million exploration program, largely focused on acreage access and seismic data acquisition is planned for FY2016.

During February 2015, BHP Billiton signed an agreement with Tri-Resources, a subsidiary of the Hashoo Group, for the sale of our gas business in Pakistan. The transaction is subject to regulatory approval.

The excavation and lining of the Jansen Potash project shafts is steadily progressing and the pre-development project was 46 per cent complete at the end of the period. We expect to spend approximately US$350 million in FY2016. With our investment premised on the attractive longer-term market fundamentals for potash, we will continue to review the appropriate pace and level of development activity and capital expenditure for the project.

1.12.3    Copper Business

Our Copper Business, headquartered in Santiago, Chile, is one of the world’s leading producers of copper concentrate and cathode, uranium oxide, and a producer of zinc concentrate. Our portfolio of mining operations includes the Escondida mine in Chile, a leading producer of copper, and Olympic Dam in South Australia, a major producer of copper and uranium oxide.

Results

Year ended 30 June (1)	2015 US$M	2014 US$M Restated	2013 US$M Restated

Revenue	11,453	12,789	13,172
Underlying EBIT	3,353	4,668	5,033
Capital expenditure	3,822	3,697	3,891
Net operating assets	23,701	21,997	19,868
Production – copper (kt)	1,708	1,727	1,689

(1)	Information included in this table excludes Cannington given it formed part of the South32 demerger. The financial results for FY2013 and FY2014 have been restated to exclude Cannington.

A summary of the assets and operations, development projects and FY2015 performance of our Copper Business is presented as follows.

Description of the Copper Business

Our assets consist of the following:

Escondida (Chile)

Our 57.5 per cent owned and operated Escondida mine is a leading producer of copper. Located in the Atacama Desert in northern Chile, Escondida employs approximately 12,000 operational employees and contractors and has the capacity to move in excess of 1.3 million tonnes (Mt) of material per day. Its two open-cut pits currently feed three concentrator plants, which use grinding and flotation technologies to produce copper concentrate, as well as two leaching operations (oxide and sulphide). In FY2015, total Escondida production was 916.1 kilotonnes (kt) of payable copper in concentrate and 310.4 kt of copper cathode.

Pampa Norte (Chile)

Pampa Norte consists of two wholly owned operations in the Atacama Desert in northern Chile – Spence and Cerro Colorado. During FY2015, Spence produced 171.4 kt of high-quality copper cathode, using oxide and sulphide ore treatment through leaching, solvent extraction and electrowinning processes. Although production levels at Cerro Colorado have fallen in recent years as grades have declined, production in FY2015 reached 78.2 kt of copper cathode. A project currently being studied, referred to as the Spence Growth Option (SGO), is being conducted to consider exploiting the large and expandable hypogene resource with associated molybdenum sulphide by building a 95 kilotonnes per day (ktpd) concentrator at the Spence operation. SGO would extend the mine life by approximately 50 years beyond the current CY2025 closure date.

Antamina (Peru)

We own 33.75 per cent of Antamina, a large, low-cost copper and zinc mine in north central Peru. Antamina’s total production for FY2015 was 107.7 kt of copper in concentrate and 66.4 kt of zinc in concentrate. Antamina also produces molybdenum and lead/bismuth concentrate, as well as small amounts of silver in the form of by-products.

In FY2015, following the identification of a number of debottlenecking opportunities, Antamina successfully increased nominal milling capacity to 53 million tonnes per annum (Mtpa).

Olympic Dam (Australia)

Our wholly owned Olympic Dam mine is a producer of copper cathode and uranium oxide and a refiner of gold and silver bullion. The site includes an underground mine, where the primary method of ore extraction is long-hole open stoping with cemented aggregate fill, and an integrated metallurgical processing plant.

The underground mine extracts copper uranium ore and hauls the ore by an automated train and trucking network feeding underground crushing, storage and ore hoisting facilities. The processing plant consists of two grinding circuits in which high-quality copper concentrate is extracted from sulphide ore through a flotation extraction process. The operation includes a fully integrated metallurgical complex with a grinding and concentrating circuit, a hydrometallurgical plant incorporating solvent extraction circuits for copper and uranium, a copper smelter, a copper refinery and a recovery circuit for precious metals.

The Svedala mill, which accounts for approximately 60 per cent of Olympic Dam’s production, experienced an electrical failure in January 2015. Repairs were completed by June 2015 and the mill is now operating at full capacity.

In FY2015, Olympic Dam produced 124.5 kt of copper cathode, 3.1 kt of uranium oxide, 104.8 kilo-ounces (koz) of refined gold and 724 koz of refined silver.

More information on our assets and operations is presented in section 2.1.2 of this Annual Report.

Development projects in execution at year-end

Escondida

The Organic Growth Project 1 (OGP1) is a new concentrator with a 152 ktpd plant. We expect this project to provide additional processing capacity and allow access to higher-grade ore. OGP1 was approved in February 2012 with budgeted expenditure of US$3.8 billion (US$2.2 billion BHP Billiton share). A US$361 million increase in the budget of OGP1 to US$4.2 billion (US$ 2.4 billion BHP Billiton share) was approved in October 2014 following challenges associated with contractor’s progress. The Project was completed in May 2015 and is currently in the commissioning and ramp-up phase.

The Escondida Water Supply (EWS) project was approved in July 2013 and consists of a new 2,500 litres per second sea water desalination facility. This project will provide an alternative water supply to Escondida, as water usage increases upon completion of the 152 ktpd OGP1 copper concentrator. Construction of the new desalination facility commenced in July 2013 and includes the development of two pipelines, four high-pressure pump stations, a reservoir at the mine site and high-voltage infrastructure to support the system. The new facility is expected to be commissioned in CY2017 at a cost of US$3.4 billion (US$2.0 billion BHP Billiton share).

The Oxide Leach Area Project (OLAP) was completed in November 2014. The Project involved the creation of a new dynamic leaching pad and mineral handling system that included several overland conveyors. The new pad is expected to maintain oxide leaching capacity at current levels. OLAP was approved in February 2012 with budgeted expenditure of US$721 million (US$414 million BHP Billiton share) and a US$212 million increase in the budget of OLAP to US$933 million (US$536 million BHP Billiton share) was approved in March 2014. Expected final cost is US$899 million (US$517 million BHP Billiton share).

More information on our development projects is presented in section 2.4 of this Annual Report.

Exploration activities

Our greenfield copper exploration activities during FY2015 were focused on advancing targets within Chile, Peru and southwestern United States. Greenfield activities include opportunity identification, application for and acquisition of mineral title, early reconnaissance operations and drilling programs.

Performance

Total copper production, including our proportional share of production for which profit is derived from our equity accounted investments for FY2015 was unchanged at 1.7 Mt. Escondida copper production increased by six per cent to 1.23 Mt as an 11 per cent improvement in truck utilisation and higher grades more than offset the impact of severe wet weather, water restrictions, industrial action and a power outage throughout northern Chile. Pampa Norte copper production increased by seven per cent to 250 kt as Spence benefited from higher recoveries. Olympic Dam copper production decreased by 32 per cent to 125 kt following an electrical failure which caused a mill outage in January 2015. Antamina copper production decreased by 25 per cent to 108 kt as lower grades more than offset record mill throughput.

Copper revenue decreased by US$1.3 billion to US$11.5 billion. The decrease was across all operations with revenue for Escondida decreasing by three per cent to US$7.8 billion, revenue at Olympic Dam decreased 30 per cent to US$1.2 billion and revenue at Pampa Norte decreased 20 per cent to US$1.4 billion.

Underlying EBIT for FY2015 decreased by US$1.3 billion to US$3.4 billion. Price impact net of price-linked costs for Copper reduced Underlying EBIT by US$1.6 billion due to lower average realised prices for copper from US$3.22/lb to US$2.78/lb. The increase in non-cash costs of US$839 million largely reflects increased ore mined resulting in higher depletion of stripping capitalised in previous periods in line with mine plans at Escondida; increased depreciation following the completion of OLAP; and a US$199 million impairment driven by a lower copper price and permitting uncertainty for the proposed mine life extension at Cerro Colorado. In contrast, a stronger US dollar against the Chilean peso and Australian dollar increased Underlying EBIT by US$359 million. Productivity cost efficiencies increased Underlying EBIT additionally by US$1.0 billion driven by improved productivity at Escondida and improved ore grades.

Unit cash costs is one of the financial measures used to monitor the performance of our individual assets.

Unit cash costs (excluding one-off items, freight and treatment and refining charges) at our operated copper assets declined by 14 per cent during FY2015. At Escondida, the improvement in truck utilisation and significant costs savings resulted in an eight per cent decrease to US$1.07 per pound. The excluded one-off costs primarily reflect the implementation of the Escondida voluntary redundancy program which is expected to reduce employee head count by more than 20 per cent.

Outlook

Total copper production is forecast to decrease by 12 per cent in FY2016 to 1.5 Mt. Escondida copper production of approximately 940 kt is forecast as increased throughput, enabled by the completion of OGP1 and further productivity improvements, partly offset an anticipated 27 per cent decline in grade. Pampa Norte production is forecast to remain at a similar level for FY2016. At Olympic Dam, an increase in full-year production is anticipated following the full ramp-up of the mill at the end of July 2015. Higher average copper grades at Antamina are expected to support an increase in copper volumes in FY2016.

During FY2015, OLAP delivered first production while OGP1 achieved mechanical completion and is now in the commissioning phase. The commissioning of the EWS project remains on schedule to commence in CY2017. In the medium term, completion of the EWS project and the life extension of Los Colorados will allow the use of three concentrators at Escondida to offset grade decline and support a strong recovery in production. At Olympic Dam, we will continue with our low-cost underground transition into the higher-grade Southern Mining Area. This high-grade ore will release latent capacity within our existing operations and lay the foundation for the longer-term underground expansion.

In FY2016, despite an anticipated increase in material moved to mitigate grade decline, a further step change in unit cost performance is expected as additional benefits from our productivity agenda are realised. In this context, Escondida unit costs are expected to decline by 15 per cent to US$0.91 per pound on a grade-adjusted basis.

1.12.4    Iron Ore Business

Our Iron Ore Business, headquartered in Perth, Australia, is one of the leading iron ore producers in the world. We sell lump and fines products produced in Australia and produce pellets from our operations in Brazil.

Results

Year ended 30 June	2015 US$M	2014 US$M	2013 US$M

Revenue	14,753	21,356	18,593
Underlying EBIT	6,932	12,102	11,109
Capital expenditure	1,930	2,949	5,979
Net operating assets	23,954	23,390	22,126
Production – iron ore (Mt)	233	204	170

A summary of the assets, development projects and FY2015 performance of our Iron Ore Business is presented as follows.

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

Since 2001, we have expanded our WAIO operations in response to increasing demand for iron ore, particularly from China. We have completed eight expansion projects during this period to increase our mine, rail and port capacity. This includes our plan to continue to grow production following the recent completion of a number of expansion projects and ongoing debottlenecking of the supply chain to underpin potential further growth in capacity to 290 Mtpa (100 per cent basis). Our share of FY2015 production was 218.0 Mt of ore, which is expected to increase in FY2016 to 233 Mtpa.

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

In order to establish a consistent, long-term, high-quality lump ore product with a stable grade, we produce a blended lump product. The product is a blend of lump ores produced from the Newman, Area C and Jimblebar mining areas, known as Newman Blend lump. During FY2015, 23 per cent of our sales were lump and 77 per cent were fines.

Our WAIO operations consist of four main joint ventures: Mt Newman, Yandi, Mt Goldsworthy and Jimblebar. Our interest in the joint ventures is 85 per cent, with Mitsui and ITOCHU owning the remaining 15 per cent. The joint ventures are unincorporated, except Jimblebar.

The Mt Newman Joint Venture (JV) consists of a number of orebodies joined by conveyors and spur lines to a mining hub at Mt Whaleback. Ore is crushed, beneficiated (where necessary) and blended to create lump and fines products. The ore is then transported to port using Mt Newman JV-owned rail facilities. The Yandi JV comprises the Yandi mine where ore is crushed and screened and then transported by rail on the Newman main line. The Mt Goldsworthy JV consists of the Area C mine in the central Pilbara and the Yarrie mine in northern Pilbara. Ore is crushed and screened at Area C and transported by rail to Port Hedland. Production at the Yarrie mine in the northern Pilbara has been suspended since 25 February 2014, following improved productivity at our other mining operations. The Jimblebar operation comprises the Jimblebar mine, located 40 kilometres east of Newman. Jimblebar delivered first production in the September 2013 quarter and produced 16.8 Mt during FY2015. The Jimblebar mining hub ramped-up to a production rate exceeding 45 Mtpa during FY2015.

Our rail operations are controlled from Perth via our integrated remote operations centre, which co-locates rail control, port production control, mine dispatch control and mine fixed plant control.

Our port facilities are located on both sides of the harbour at Port Hedland. These facilities consist of Nelson Point, owned by the Mt Newman JV, and Finucane Island, owned by the Mt Goldsworthy JV. The port facilities include five ore car dumpers, three lump rescreening plants, eight stackers, five reclaimers, stock and blending yards, and eight ship loaders.

Map of Western Australia Iron Ore

Samarco (Brazil)

We are a 50–50 joint venture partner with Vale at the Samarco operation in Brazil. Samarco currently comprises a mine and three concentrators located in the state of Minas Gerais, and four pellet plants and a port, located in Anchieta in the state of Espirito Santo. Three 400-kilometre pipelines connect the mine site to the pelletising facilities.

Samarco’s main product is iron ore pellets. Extraction and beneficiation of iron ore are conducted at the Germano facilities in the municipalities of Mariana and Ouro Preto. Conveyor systems are used to extract the ore and convey it from the mines. Ore beneficiation then occurs in concentrators, where crushing, milling, desliming and flotation processes produce iron concentrate. The concentrate leaves the concentrators as slurry and is pumped through the slurry pipelines from the Germano facilities to the pellet plants in Ubu, Anchieta, where the slurry is processed into pellets. The iron ore pellets are then heat treated. The pellet output is stored in a stockpile yard before being shipped out of the Samarco-owned Port of Ubu in Anchieta.

Pellets are independently marketed by Samarco and sold to steelmakers in 19 countries, with prices generally linked to market indices.

In FY2015, our share of production was 14.5 Mt of pellets.

More information on our assets and operations is presented in section 2.1.3 of this Annual Report.

Development projects in execution at year-end

Western Australia Iron Ore

WAIO has been executing a number of expansion projects in recent years. These projects, approved in March 2011 for a total of US$7.4 billion (US$6.6 billion BHP Billiton share) plus pre-commitment funding of US$2.3 billion (US$2.1 billion BHP Billiton share), were designed to deliver an integrated operation with a minimum capacity of 220 Mtpa (100 per cent basis).

These projects, each of which is substantially complete, included:

•	the Jimblebar Mine Expansion project to develop the Jimblebar mine and rail links, and procure mining equipment and rolling stock in order to deliver a capacity of 35 Mtpa. The project costs as at 30 June 2015 amounted to US$3.5 billion (BHP Billiton share). Final costs are expected to be delivered below the revised budget of US$3.6 billion;

•	further development of Port Hedland, including two additional berths and ship loaders, a car dumper, connecting conveyor route, and associated rail works and rolling stock. The project costs as at 30 June 2015 amounted to US$1.8 billion (BHP Billiton share). Final costs are expected to be delivered below the revised budget of US$1.9 billion;

•	port blending facilities and rail yards to enable ore blending. The project costs as at 30 June 2015 amounted to US$0.9 billion (BHP Billiton share). Final costs are expected to be delivered below the revised budget of US$1.0 billion.

Our plan to continue to grow production following the recent completion of a number of expansion projects includes ongoing debottlenecking of the supply chain to underpin potential further growth in capacity to 290 Mtpa (100 per cent basis).

Western Australia Iron Ore – Orebody 24 mine

In FY2014, WAIO completed execution of its development of the Orebody 24 mine, located approximately 10 kilometres northeast of Newman. Orebody 24 is a sustaining mine to maintain iron ore production output from the Mt Newman JV operations. The project costs as at 30 June 2015 amounted to US$0.6 billion (BHP Billiton share). Final costs are expected to be delivered below the revised budget of US$0.7 billion.

More information on our development projects is presented in section 2.4 of this Annual Report.

Exploration activities

Western Australia

WAIO has a substantial existing reserve base supported by considerable additional mineralisation, all within a 250-kilometre radius of our existing infrastructure. This concentration of orebodies also gives WAIO the flexibility to add growth tonnes to existing hub infrastructure and link brownfield developments to our existing mainline rail and port facilities. The total area covered by exploration and mining tenure amounts to 6,500 square kilometres, excluding crown leases and general purpose and miscellaneous licences, which are used for infrastructure space and access.

Total exploration expenditure in FY2015 amounted to US$118 million.

Guinea Iron Ore

BHP Billiton has a 41.3 per cent interest in a joint venture that holds the Nimba Mining Concession and four iron ore prospecting permits in southeast Guinea.

On 29 July 2014, BHP Billiton and ArcelorMittal signed an agreement for the acquisition by ArcelorMittal of BHP Billiton’s 43.5 per cent stake in Euronimba Limited, which holds an effective 95 per cent interest in the Mount Nimba iron ore project in Guinea. In May 2015, ArcelorMittal terminated the transaction following failure to meet the conditions to closing by the agreed deadline. We will continue to assess our options for the Mount Nimba iron ore project.

Liberia Iron Ore

BHP Billiton has a 100 per cent interest in a Mineral Development Agreement with the Government of Liberia. This enables the further exploration and development of our Liberian iron ore mineral leases.

On 25 August 2014, BHP Billiton and Cavalla Resources signed a sale and purchase agreement for the acquisition by Cavalla Resources of BHP Billiton’s 100 per cent interest in its Liberia iron ore project. Completion of the transaction remains subject to the receipt of regulatory approval and other customary closing conditions.

Performance

Total iron ore production, including our proportional share of production for which profit is derived from our equity accounted investments, increased by 14 per cent in FY2015 to a record 233 Mt. WAIO production increased by 13 per cent to a record 254 Mt (100 per cent basis) as a result of continued improvement in the performance of our integrated supply chain and the successful ramp-up of the Jimblebar mining hub. Continued optimisation of the port facilities and an increase in direct to ship ore resulted in record sales volumes at WAIO of 256 Mt (100 per cent basis). Samarco production increased by 33 per cent to 29 Mt (100 per cent basis) as the fourth pellet plant ramped up to full capacity.

Iron Ore revenue decreased by US$6.6 billion to US$14.8 billion, which included a 31 per cent decrease in revenue for WAIO of US$6.4 billion to US$14.4 billion. The major contributor to this decline was a 41 per cent decline in average realised price of iron ore to US$61 per wet metric tonne (FOB), which was partially offset by an increase in WAIO sales volumes.

Underlying EBIT for FY2015 decreased by US$5.2 billion to US$6.9 billion. The fall in the average realised price of iron ore reduced Underlying EBIT by US$8.7 billion, net of price-linked costs, although this was partially offset by a weaker Australian dollar, which increased Underlying EBIT by US$499 million. The improved performance of our integrated supply chain at WAIO and the successful ramp-up of the Jimblebar mining hub supported an increase of US$1.9 billion volume impact to Underlying EBIT. Cost efficiencies from productivity initiatives increased Underlying EBIT by US$1.2 billion.

Unit cash costs is one of the financial measures used to monitor the performance of our individual assets.

WAIO unit cash costs (excluding freight and royalties) declined by 31 per cent to US$19 per tonne, underpinned by reductions in labour, contractor and maintenance costs, lower diesel prices and a stronger US dollar against the Australian dollar.

Outlook

Total iron ore production is forecast to increase by six per cent in FY2016 to 247 Mt. WAIO production is forecast to increase to approximately 270 Mt (100 per cent basis) as a result of improved efficiency at Mining Area C, Newman and our rail and port operations.

Further productivity improvements and the low-cost expansion of the Jimblebar mining hub, which comprises the installation of a new primary crusher and additional conveying capacity, are expected to deliver an increase in system capacity to 290 Mtpa (100 per cent basis) over time.

Costs associated with the Jimblebar expansion, as well as the investment to purchase additional tugs and construct a new tug harbour at Port Hedland, are expected to be included within WAIO’s average sustaining capital expenditure budget of approximately US$5 per tonne. WAIO unit costs are expected to fall to US$15 per tonne in FY2016.

1.12.5    Coal Business

Our Coal Business, headquartered in Brisbane, Australia, is the world’s largest supplier of seaborne metallurgical coal, a key input in steel production. Our Coal Business is also a large supplier of seaborne energy coal (also known as thermal or steaming coal) and a domestic energy coal supplier in the countries where our mines are located.

Results

Year ended 30 June (1)	2015 US$M	2014 US$M Restated	2013 US$M Restated

Revenue	5,885	6,563	6,574
Underlying EBIT	348	575	424
Capital expenditure	729	1,971	3,136
Net operating assets	11,769	11,909	10,632
Production – metallurgical coal (Mt)	43	38	30
Production – energy coal (Mt)	41	43	41

(1)	Information included in this table excludes Energy Coal South Africa and Illawarra Coal given they formed part of the South32 demerger. The numbers for FY2013 and FY2014 have been restated to exclude Energy Coal South Africa and Illawarra Coal.

A summary of the assets, development projects and FY2015 performance of our Coal Business is presented as follows.

Description of the Coal Business

Our assets comprise the following:

Queensland Coal (Australia)

Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) and BHP Billiton Mitsui Coal (BMC) Assets in the Bowen Basin in Central Queensland, Australia.

The Bowen Basin is well positioned to supply the seaborne market because of its high-quality metallurgical coals, which are ideally suited to efficient blast furnace operations, and its geographical proximity to Asian customers. We have access to key infrastructure in the Bowen Basin, including a modern, multi-user rail network, and our own coal loading terminal at Hay Point, located near the city of Mackay. We also have contracted capacity at three other multi-user port facilities, including the Port of Gladstone (RG Tanna Coal Terminal), Dalrymple Bay Coal Terminal and Abbot Point Coal Terminal.

Map of Queensland Coal

BHP Billiton Mitsubishi Alliance – BMA owns and operates open-cut and underground metallurgical coal mines in the Bowen Basin, and also owns and operates the Hay Point Coal Terminal. We share 50–50 ownership with Mitsubishi Development. BMA operates the Goonyella Riverside, Broadmeadow, Daunia, Caval Ridge, Peak Downs, Saraji, Gregory Crinum and Blackwater mines. Our share of total production in FY2015 was 33.9 Mt. During FY2015, BMA announced the ramping down of the Crinum underground mine as it approaches the end of its economic reserve life, with longwall production expected to cease in the March 2016 quarter.

BHP Billiton Mitsui Coal – BMC is a subsidiary company owned by BHP Billiton (80 per cent) and Mitsui and Co (20 per cent). BMC owns and operates South Walker Creek and Poitrel, both open-cut metallurgical coal mines in the Bowen Basin. Total production in FY2015 was 8.7 Mt.

New Mexico Coal (United States)

We own and operate the San Juan energy coal mine located in the US state of New Mexico. The mine transports its production directly to the nearby San Juan Generating Station (SJGS). Production for FY2015 was 5.1 Mt.

To ensure the ongoing supply of coal to the SJGS beyond 2017, in May 2015, the SJGS owners reached an in principle agreement for a new Coal Supply Agreement with Westmoreland Coal Company. In conjunction with this, in July 2015, New Mexico Coal executed a sales agreement with Westmoreland for the purchase of the San Juan Mine. Subject to regulatory approval, the transaction is expected to be completed at the end of CY2015 with Westmoreland assuming full operation of the mine from 1 January 2016.

We also operate the nearby Navajo mine, located on Navajo Nation land in New Mexico. Full ownership of the Navajo Coal Company transferred to the Navajo Transitional Energy Company (NTEC), an entity of the Navajo Nation, effective 30 December 2013. New Mexico Coal and NTEC have entered into a Mine Management Agreement where New Mexico Coal will continue as mine operator until 31 December 2016, at which time control will pass to a new mine manager. Navajo mine transports its production directly to the nearby Four Corners Power Plant. Production for FY2015 was 4.9 Mt. As we retain control of the mine until full consideration is paid, production continues to be reported by the Group.

New South Wales Energy Coal (Australia)

Our wholly owned New South Wales Energy Coal Asset owns and operates the Mt Arthur Coal open-cut energy coal mine in the Hunter Valley region of New South Wales, Australia.

New South Wales Energy Coal produced 19.7 Mt in FY2015.

Cerrejón (Colombia)

We have a one-third interest in Cerrejón, which owns, operates and markets one of the world’s largest open-cut export energy coal mines, located in the La Guajira province of Colombia.

In FY2015, our share of Cerrejón production was approximately 11.3 Mt.

More information on our assets and operations is presented in section 2.1.4 of this Annual Report.

Completed development projects

Cerrejón P40 Project

In August 2011, we announced a US$437 million (BHP Billiton share) investment in the expansion of Cerrejón, known as the P40 Project, which is expected to increase Cerrejón’s thermal coal production by 8 Mtpa to approximately 40 Mtpa (100 per cent basis). The project scope includes a second berth and dual quadrant ship loader at Cerrejón’s 100 per cent owned and operated Puerto Bolivar, along with necessary mine, rail and associated supply chain infrastructure. Construction commenced in CY2011 and the project handled its first coal in the December 2013 quarter. However, operational issues are expected to constrain capacity to approximately 35 Mtpa (100 per cent basis) in the medium term. The final cost was US$376 million (BHP Billiton share) and the project was completed during the December 2014 quarter.

Development projects in execution at year-end

Hay Point Coal Terminal Expansion Stage 3

In March 2011, we approved the third expansion of the Hay Point Coal Terminal. The expansion of the terminal will deliver an additional 11 Mt of annual port capacity (100 per cent basis). The project investment has a budget of US$1.5 billion (BHP Billiton share). In January 2015, first coal was loaded through the expanded terminal and the project was 97.6 per cent complete at 30 June 2015.

Newcastle Port Third Phase Expansion

In August 2011, we announced a US$367 million (BHP Billiton share) investment in the third stage development of the Newcastle Coal Infrastructure Group’s coal handling facility in Newcastle. The port expansion project is expected to increase total capacity at the coal terminal from 53 Mtpa to 66 Mtpa. This is expected to increase New South Wales Energy Coal’s allocation by 4.6 Mtpa to 19.2 Mtpa. First coal on ship, being the first ship loaded through the new facility, was achieved in June 2013, ahead of schedule. At 30 June 2015, the project was 99.5 per cent complete.

IndoMet Coal Project

IndoMet Coal comprises seven coal contracts of work covering a large metallurgical coal resource in Central and East Kalimantan, Indonesia, which was discovered by BHP Billiton in the 1990s. Following an assessment of the importance of local participation in developing the project, in 2010 we sold a 25 per cent interest in the project to a subsidiary of PT Adaro Energy TBK. We retain 75 per cent of the project and hold management responsibility.

During FY2015, IndoMet completed infrastructure development and received an operating permit to commence mining at Haju mine. Production is expected to commence from the 1 Mtpa Haju mine in Indonesia during FY2016.

More information on our development projects is presented in section 2.4 of this Annual Report.

Performance

Metallurgical coal production increased by 13 per cent in FY2015 to a record 43 Mt. Record production and sales volumes at Queensland Coal were supported by the successful ramp-up of the Caval Ridge mine and continued productivity improvements. An increase in equipment and wash-plant utilisation rates underpinned record volumes at six other operations.

Energy coal production, including our proportional share of production for which profit is derived from our equity accounted investments, for FY2015 decreased by five per cent to 41 Mt as anticipated. Lower production reflected drought conditions and the need to manage dust emissions at Cerrejón, as well as reduced demand for our Navajo Coal product.

Coal revenue for FY2015 decreased by US$678 million to US$5.9 billion. The decrease in revenues was driven by a 20 per cent reduction in the average realised price for hard coking coal to US$105/t, a 21 per cent reduction in the average price received for weak coking coal to US$88/t and a 22 per cent reduction in the average realised price for thermal coal to US$58/t.

Underlying EBIT for FY2015 decreased by US$227 million to US$348 million. The price impact, net of price-linked costs, on Underlying EBIT for FY2015 was a decrease of US$1.0 billion. This was partially offset by a stronger US dollar against the Australian dollar, which increased Underlying EBIT by US$406 million, and productivity cost efficiencies which increased Underlying EBIT by US$418 million.

Unit cash costs is one of the financial measures used to monitor the performance of our individual assets.

Queensland Coal unit cash costs (excluding freight and royalties) declined by 23 per cent to US$65 per tonne, supported by increased equipment and wash-plant utilisation rates, a continued reduction in labour, contractor and maintenance costs and a favourable currency movement.

Outlook

Metallurgical coal production is forecast to decrease in FY2016 to 40 Mt as operations at Crinum are expected to cease in the first quarter of CY2016 as the mine approaches the end of its economic reserve life. Energy coal production is forecast to remain broadly unchanged in FY2016 at 40 Mt.

In FY2016, unit costs are expected to decline to US$61 per tonne as the benefits from embedded productivity initiatives and a stronger US dollar, more than offset the removal of low-cost Crinum volumes and the expenses associated with its closure.

1.12.6    Other assets

Our Other assets include the following:

Nickel West (Australia)

Our wholly owned Nickel West Asset in Western Australia consists of an integrated system of mines, concentrators, a smelter and a refinery. Nickel West production in FY2015 was 89.9 kt of contained nickel. On 31 October 2013, production at the Nickel West Leinster Perseverance underground mine was suspended following a significant seismic event. A subsequent review of the incident determined it was unsafe to resume operations.

Performance

Revenue for Nickel West decreased by 13 per cent to US$1.4 billion predominantly due to lower sales volumes.

Underlying EBIT for Nickel West increased by US$134 million due to cost efficiencies and a favourable exchange rate movement, which was partially offset by a movement in ceased and sold operations from the closure of the Nickel West Leinster Perseverance underground mine during FY2014.

More information on our assets and operations is presented in section 2.1.5 of this Annual Report.

1.13    Our people

Enabling our organisation to realise its potential through our people is fundamental to our success. We are focused on facilitating a culture where our employees are provided with opportunities to develop, are valued and are encouraged to contribute toward making work safer, simpler and more productive. Achieving this in a focused and collaborative way will mean we can deliver greater value to our shareholders.

1.13.1    Employees and contractors

Our Charter enables us to align our people around a common purpose and values, as well as provide clear guidance for how we do business and the way in which we work, wherever we are based in the world.

The table below provides the average number of employees and contractors over the last three financial years.

Year ended 30 June	2015	2015	2014 (b)	2013 (b)
	Continuing operations (a)	Discontinued operations (a)
Employees	29,670	13,159	47,044	46,892
Contractors	50,698	13,352	76,759	79,330

Total	80,368	26,511	123,803	126,222

The table below shows the gender composition of our workforce, senior leaders and the Board over the last three financial years.

Year ended 30 June	2015	2015	2014 (b)	2013 (b)
	Continuing operations (a)	Discontinued operations (a)
Male employees	24,487	11,331	39,517	38,920
Female employees	5,183	1,828	7,527	7,972
Female employees (%)	17	14	16	17
Male senior leaders (c)	293	85	317	326
Female senior leaders (c)	62	19	55	40
Female senior leaders (%)	17	18	15	11
Male Board members	10		12	11
Female Board members (d)	2		2	2
Female Board members (%)	17		14	15

(a)	For a description of the South32 demerger and reporting of Continuing and Discontinued operations, see sections 1.3.7, 1.6.4, and 2.1.7 of this Annual Report and note 29 ‘Discontinued operations’ to the Financial Statements.

(b)	These figures have not been restated for the purposes of the South32 demerger or reporting of Continuing and Discontinued operations.

(c)	For UK law purposes, we are required to show information for ‘senior managers’, which is defined to include both senior leaders and any persons who are directors of any subsidiary company even if they are not senior leaders. In FY2015, 355 senior leaders comprise the top people in the organisation. There are 50 directors of subsidiary companies who are not senior leaders, comprising 36 males and 14 females. Therefore, for UK law purposes, the total number of senior managers is 329 males and 76 females (19 per cent female).

(d)	For information relating to changes to the Board following year-end please refer to section 3.1 of this Annual Report.

The tables below provide a breakdown of the average number of employees across the Group, in accordance with our reporting requirements under the UK Companies Act 2006. The calculation includes the Executive Director, 100 per cent of employees of subsidiary companies, and our share of joint operations, for each of the past three financial years. Employees of equity accounted entities are not included. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during a particular year are included for the period of ownership. Contractors are not included.

Year ended 30 June	2015	2014 (a)	2013 (a)
Average number of employees for Continuing operations
Petroleum and Potash	4,224	4,207	4,449
Copper	9,138	9,414	9,765
Iron Ore	7,483	8,035	6,883
Coal	5,579	6,160	6,006
Group and unallocated	3,246	3,687	4,054

Total average number of employees for Continuing operations	29,670	31,503	31,157

Total average number of employees from Discontinued operations	13,159	15,541	15,735

Total average number of employees	42,829	47,044	46,892

(a)	These figures have not been restated for the purposes of the South32 demerger or reporting of Continuing and Discontinued operations.

The table below provides a breakdown of our average number of employees by geographic region for each of the last three financial years.

Year ended 30 June	2015	2015	2014 (b)	2013 (b)
	Continuing operations (a)	Discontinued operations (a)
Africa	117	6,875	9,035	9,121
Asia	1,022	121	1,105	1,183
Australasia	16,839	4,589	23,048	21,977
Europe	83	19	146	231
North America	4,188	–	4,373	5,116
South America	7,421	1,555	9,337	9,264

Total	29,670	13,159	47,044	46,892

(a)	For a description of the South32 demerger and reporting of Continuing and Discontinued operations, see sections 1.3.7, 1.6.4, and 2.1.7 of this Annual Report and note 29 ‘Discontinued operations’ to the Financial Statements.

(b)	These figures have not been restated for the purposes of the South32 demerger or reporting of Continuing and Discontinued operations.

Changes in market conditions, and our business transformation programs focused on improving efficiencies and driving greater productivity have resulted in a decrease in our workforce requirements. Additionally, the deferral of some projects has had a consequential reduction in the workforce required for such projects. The FY2015 reductions were predominately in our contractor workforce, primarily in our Petroleum and Potash, Iron Ore and Coal Businesses.

1.13.2    Employee policies and engagement

At BHP Billiton, our people are fundamental to our success. Our people strategy focuses on developing our future leaders, engaging and supporting our high-performance workforce, and continuing to build a diverse team and inclusive workplace culture.

Our people strategy reflects our desire to have a highly motivated team and the importance of building effective leadership and deep functional expertise across our workforce to enable productivity. We strongly believe that having employees who are engaged and connected to our organisation reinforces our shared purpose, aligned to Our Charter, and will result in a more harmonious workplace.

An important component of our people strategy is how we enable our leaders to step up and drive greater productivity. In FY2015, a new leadership development framework, Leading the Future, was developed and implemented to address the findings of our FY2013 employee survey. Based on the premise that leadership drives culture and culture drives performance, the framework is globally consistent, sustainable and designed to build a distinctive BHP Billiton leadership capability. The first program introduced was Leading Step Up, a global approach to shifting our culture in the areas of employee engagement, the way we lead change, and how we develop our people. Targeted at all frontline people leaders in our operations, Group Functions and Marketing, Leading Step Up is delivered locally by BHP Billiton leaders, taught through practical everyday routines, and reinforced with regular feedback and coaching. To ensure continuous improvement, the program will be measured through local observation and feedback discussions, and through our annual employee surveys. Leading the Future will continue to be implemented across the business in FY2016.

Integral to achieving effective employee engagement is our approach to communication. We believe communication is a two-way process that we undertake through a variety of channels, including face-to-face, the internet, intranet, email, newsletters, online collaboration forums and other means designed to cater for the local environment. Annually we seek feedback from our employees via an Employee Perception Survey. The findings from these surveys inform our HR practices and are used to measure and track people-related performance.

Our Charter, the BHP Billiton Code of Business Conduct and Human Resources GLDs prescribe what we will do and the behaviours that we expect of those who work for, or on behalf of, BHP Billiton. All of these documents are accessible to employees. Also, our employees can access our Annual Reports either via the internet or hard copy and receive regular communications on BHP Billiton goals and performance, as well as on other important issues such as health and safety, the environment and the Code of Business Conduct. Dispute and grievance handling processes exist to address issues across the Company. A business conduct advisory service, EthicsPoint, operates worldwide to allow concerns to be raised about conduct that is out of step with Our Charter values, our policies and procedures or legislation.

To help our people focus on clear goals, deliver our strategic and operational priorities and align behaviour to Our Charter, in FY2015, 86 per cent of our total number of employees participated in a formal performance management process, including 86 per cent of our operators and support staff. This process also provides the opportunity for employees to receive feedback and coaching, and identify skills and capabilities requiring further development. Due to industrial agreements, not all our employees are able to participate in individual performance or reward programs.

BHP Billiton is committed to creating a diverse workforce and inclusive work environment in which every employee is respected, treated fairly and embraced for their unique skills, experiences and perspectives. Discrimination on any basis, including disability, is not acceptable. In instances where employees require support for a disability, we work with them to identify roles that meet their skill, experience and capability, and offer retraining where required. Where practical to do so, flexible work practices are offered, taking into account the needs of the employee and those of the particular workplace. The employment packages under our remuneration policy, which must comply with local regulations, are aligned to our business requirements and are designed to be sufficiently attractive to recruit and retain highly capable and experienced candidates.

Our employee share purchase plan, Shareplus, is available to all permanent full-time and part-time employees, and those on fixed-term contracts, except where local regulations limit operation of the scheme. In these instances, alternate arrangements are in place. As at 30 June 2015, 14,077 employees were participants in Shareplus. Short-term and long-term incentive schemes also operate across the Group. Rewards for eligible individuals are predicated on the need to meet targets relating to the Group’s performance in areas such as health, safety and achievement of financial measures and on the personal performance of each employee.

1.13.3    Inclusion and diversity at BHP Billiton

Our Charter and Human Resources GLDs provide guidance on all aspects of our human resource management, including our approach to inclusion and diversity.

We believe that an inclusive work environment and a diverse workforce, where the unique skills, experiences and perspectives of our people are embraced, is pivotal to sustaining performance and further increasing our productivity. At BHP Billiton, we celebrate diversity in a broad sense, including differences in thought, perspectives, nationality, gender, sexual orientation, age and experience. In relation to gender, the Board had a goal of increasing the number of women on the Board to three by the end of CY2015. This has now been achieved with the announcement on 14 August 2015 that Anita Frew has been appointed to the Board (effective 15 September 2015) and will stand for election at the 2015 AGMs.

Each financial year, the Board considers, approves and monitors progress on the Group’s performance objectives. More details are set out below.

Our approach to inclusion and diversity is underpinned by the following principles:

•	a diverse workforce and an inclusive environment are necessary to the delivery of our strategy that is predicated on diversification by commodity, geography and market;

•	our aspiration is to have a workforce that best represents the communities in which our assets are located and our employees live;

•	actions that support our inclusion and diversity objectives should be consistent with our established approach to talent, performance and reward;

•	achieving an appropriate level of diversity is facilitated by line leadership and structured programs that support employees from an early career stage in developing the necessary skills and experiences for leadership roles;

•	creating an inclusive work environment will require every employee and leader to embrace diversity and act in a way that is consistent with Our Charter;

•	measurable objectives in support of inclusion and diversity will be transparent, fit for purpose and focus on (i) engaging, enabling and developing our workforce and (ii) establishing appropriate representation goals.

Progress against measurable objectives

A summary of the three objectives committed to in FY2015 and progress to date are set out below.

1.	Each Business, Group Function and Marketing will be evaluated on progress in executing the measurable objectives that form part of its multi-year diversity plan.

•	As in previous years, monitoring and tracking performance against inclusion and diversity plans was undertaken as part of the Group’s internal compliance requirements. Performance for each Business, Group Function and Marketing was evaluated against FY2015 measurable objectives and the results of these evaluations were taken into account in determining bonus remuneration.

2.	Execute the inclusion and diversity strategy and actions approved by the GMC.

•	Our Businesses, Group Functions and Marketing executed the GMC approved inclusion and diversity plan. During the reporting period:

–	Our CEO and senior management across the organisation reinforced the Company’s commitment to inclusion and diversity through internal and external communication channels, including leadership messages, town hall meetings and participation in external industry events.

–	Our CEO and the executive team participated in an Inclusive Leadership and Unconscious Bias development experience. Key content was also included in the BHP Billiton Group-wide Leadership Development Program, Leading Step Up, seeking to strengthen the ability of all people leaders to engage, lead change and develop our people.

–	A Senior Executive Sponsorship program for female talent was launched. In addition, Businesses continued executing their female mentoring programs. These initiatives have contributed to increasing female representation in pipelines to manager and above level roles.

–	After successful pilot programs during FY2014, flexible work arrangements were implemented in some Businesses, Group Functions and Marketing. Implementation was supported by information and engagement sessions led by line managers.

–	Initiatives to keep employees engaged while on parental leave were successfully implemented. These included keep in touch meetings with employees during their parental leave and parental coaching sessions for managers.

–	Initiatives to develop and promote diverse talent continued to be deployed across different regions. Key initiatives included career panel discussions, talent discussions sessions for diverse employees and implementing inclusion of diverse candidates for vacant roles.

–	Actions to increase representation of Indigenous peoples (including Aboriginal and Torres Strait Islander peoples) in our workforce continued to be executed. Actions included targeted resourcing strategies, training programs and integration initiatives to broaden their employment opportunities.

–	From our baseline in 2010, female representation increased by (i) 13 per cent in manager and senior leadership roles to 21 per cent and (ii) two per cent in our overall workforce representation to 17 per cent(a). We remain committed to increasing overall female representation, with a specific focus on operational areas.

–	In FY2015, female representation in our graduate intake increased by 7.6 per cent at a global level to 42 per cent and by 10 per cent to 46 per cent in Australia(b). Representation of Aboriginal and Torres Strait Islander peoples in the graduate intake in Australia increased by six per cent to 11 per cent.

3.	Demonstrate year-on-year improvement in creating a work environment of inclusion, as measured by our employee survey index.

•	As part of our employee survey, we gauge employees’ perceptions of feeling valued and heard. Results, together with tools and materials to assist action planning and improvement, were cascaded to business leaders and line managers. Results demonstrate a three per cent increase from last year.

(a)	These figures represent outcomes for Continuing operations. For Discontinued operations, female representation in manager and senior leadership roles was 17 per cent (totalling 19 per cent for the Group for FY2015) and female representation for the overall Discontinued operations workforce was 14 per cent (totalling 16 per cent for the Group for FY2015). We remain committed to increasing overall female representation, with a specific focus on operational areas.

(b)	These figures represent outcomes for the total Group (including Discontinued operations). In relation to Discontinued operations, three per cent of these graduates from the total Group were transferred to South32 as part of the demerger.

Continuous improvement

In FY2016, we will continue to focus on creating a more inclusive work environment and on enhancing our gender and diversity profile. We will take the following steps to achieve this commitment:

•	demonstrate progress against key objectives to improve the diversity of our workforce profile with particular emphasis on increasing female representation year-on-year, both overall and in leadership roles;

•	demonstrate year-on-year improvement in creating a work environment of inclusion, as measured by our employee survey index.

As in previous years, each Business, Group Function and Marketing will be evaluated on progress in executing the measurable objectives that form part of their scorecards and appraisal commitments. Successful completion of these objectives will be taken into account in determining bonus remuneration. Progress against each year’s measurable objectives will continue to be tracked as part of the Group’s internal compliance requirements and disclosed in the Annual Report.

1.14    Sustainability

Sustainability is core to our business strategy and integrated into our decision-making. It helps us live Our Charter values of putting health and safety first, being environmentally responsible and supporting our host communities.

In reporting our sustainability performance, we include our impact on the environment and approach to climate change, water stewardship, resource conservation and biodiversity; and our efforts to ensure the broader economic contributions of our operations benefit the regions in which we operate.

The information (including performance data) contained in this section, unless otherwise stated, covers assets that have been wholly owned and operated by BHP Billiton or that have been operated by BHP Billiton in a joint venture operation (operated assets) for FY2015. It also includes information (including performance data) relating to, and including, the demerged assets for the period from 1 July 2014 to 8 May 2015. Unless otherwise stated, data included in this section is presented on a Continuing operations basis.

We acknowledge the importance of measuring our broader impact. As such, in FY2015 we expanded our definition of work-related activities to align with the recording boundaries of the International Council on Mining and Metals (ICMM). This includes the recording of events that occur outside of our operated locations where we have established the work to be performed and can set and verify the health and safety standards.

1.14.1    Identifying our material sustainability issues

To deliver successfully on our business strategy, we identify and respond to the sustainability issues that have a direct or indirect impact on our business and our stakeholders. Using a materiality assessment process, we identify and prioritise material sustainability issues. The following issues are discussed in this Annual Report:

Governance	Health and safety	Environment	Society
• Governance and sustainability • Identifying and managing our material risks • Operating with integrity • Climate change	• Keeping our people and operations safe • Focusing on the health of our people	• Biodiversity management • Water • Responsibly managing hydraulic fracturing	• Engaging with our host communities • Respecting human rights • Making a positive contribution to society

Additional information relating to our materiality assessment process and our sustainability performance for FY2015 is available in our Sustainability Report 2015 and can be found online at www.bhpbilliton.com.

1.14.2    Governance

Governance and sustainability

Our Board governs the Group in a manner consistent with Our Charter, our strategy and our commitment to a transparent and high-quality governance system. The Board has established a number of committees to assist in exercising its authority, including monitoring the performance of the Group.

The Sustainability Committee assists the Board in oversight of health, safety, environment and community (HSEC) matters, including climate change. This includes overseeing areas relating to HSEC risk control, compliance with applicable legal and regulatory requirements, and overall HSEC performance of the Group.

During FY2015, the Sustainability Committee continued to assist the Board in its oversight of HSEC issues and performance. This included consideration of strategic environmental and community matters, HSEC audits and trends, and the detailed reports from management of the relevant operation on the event, actions taken and investigations in the event of a fatality or significant incident.

Below the level of the Board, key management decisions are made by the CEO, the GMC, other management committees and individual members of management to whom authority has been delegated.

At the Group level, health, safety, environment and community teams provide guidance and thought leadership by developing and implementing HSEC management frameworks, focusing on catastrophic and fatal hazards management; identifying relevant HSEC trends; tracking performance and alignment with other Company requirements; and reporting progress against targets.

To link HSEC matters to remuneration, 20 per cent of the FY2015 short-term incentive opportunity for GMC members was based on HSEC performance. Given the importance the Group places on safety, the short-term incentive opportunity attached to HSEC has been increased for FY2016 to 25 per cent. The Sustainability Committee assists the Remuneration Committee in determining appropriate HSEC metrics to be included in GMC scorecards and in assessing performance against those measures.

The Remuneration Committee and the Board also have discretion over both the short-term and long-term incentive opportunities for GMC members and take into consideration HSEC performance. As a consequence of the five tragic fatalities in FY2015, the Board and the Remuneration Committee concluded, after taking advice from the Sustainability Committee, that a zero outcome was appropriate for the CEO’s FY2015 short-term incentive HSEC component, with the decision supported by the CEO.

Further information on the metrics and their assessment is available in the Remuneration Report contained in section 4 of this Annual Report.

Identifying and managing our material risks

In addition to the legal requirements of the countries in which we operate, our approach to sustainability risks is defined by our GLDs. These clearly describe our mandatory minimum performance requirements and accountabilities across the Group and are the foundation for developing and implementing management systems at our operations.

GLDs relating to HSEC matters set our Group-wide HSEC-related performance requirements to ensure effective management control of our sustainability risks. Our GLDs are consistent with the principles and mandatory requirements of the position statements of the ICMM Sustainable Development Framework, the United Nations (UN) Global Compact, the UN Declaration of Human Rights and the Voluntary Principles on Security and Human Rights.

At our operated assets, we have the ability to set workplace HSEC standards and enforce their application. Contractors working at our operated assets must comply with the minimum performance requirements in our relevant GLDs. In addition we seek to ensure our customers, suppliers, agents and service providers maintain business practices and workplaces that are aligned with our GLDs. We also seek to apply GLD performance requirements to our non-operated assets.

We use the framework in our Risk Management GLD to identify and manage the risk involved in our business activities, functions and processes. This provides a strong foundation for our active and consistent risk-based approach to sustainability. A broader discussion of our risk factors and management approach is provided in section 1.7 of this Annual Report.

Operating with integrity

Integrity and accountability are core values at BHP Billiton and central to our reputation as one of the world’s leading companies. We are committed to ethical business practices and high-quality governance in all that we do. Regardless of the country or culture within which our people work, our Anti-corruption GLD and Code of Business Conduct prohibit bribery and corruption in all our business dealings. Particulars in relation to the Code of Business Conduct and anti-corruption are referred to the Sustainability Report 2015 and in section 3.17 of this Annual Report. Specific discussion on legal proceedings is available in section 6 of this Annual Report.

Transparency of payments to governments

BHP Billiton considers the licences we have to operate in jurisdictions around the world as a privilege that bestows upon us a responsibility to contribute to the economic and social development of our host countries. A critical component of this responsibility is our taxation obligations to our host governments.

Our payments to governments in FY2015 on a country-by-country basis of US$7.3 billion are presented in our Sustainability Report 2015. Approximately US$1.4 billion in taxes collected on behalf of employees was also remitted to governments in FY2015. More than 99 per cent (excludes demerged assets) of our payments were made to nine countries. Of these, our largest payments were made in Australia, where we have the majority of our assets.

BHP Billiton has long been deeply committed to the role transparency plays in contributing to the good governance of natural resources for the benefit of the governments and citizens of countries that host our operations. This is why BHP Billiton has voluntarily publicly reported our payments of taxes and royalties in our Annual Sustainability Report in increasing detail over the last 15 years and has been a member of the Extractive Industries Transparency Initiative (EITI) since its inception in 2002. We continue our strong support through our active participation on the EITI Board.

We believe that transparency by governments and companies around revenue flows from the extraction of natural resources is an important element in the fight against corruption. A level and globally consistent playing field will ensure all companies disclose on the same basis and reduce the reporting burden for those operating in multiple jurisdictions. To this end, and consistent with our Transparency Principles, we support appropriate national and extra-territorial mandatory corporate reporting to complement the EITI and provide a globally consistent regulatory framework for all extractive industry companies.

We have disclosed our payments of taxes and royalties on a project-by-project basis, and payments to state and provincial governments at a subnational level, in a stand-alone BHP Billiton Economic contribution and payments to governments Report. This Report is available online at www.bhpbilliton.com.

Closure planning

Closure planning is an important consideration in the planning and development of our mining and petroleum operations. We recognise the significant risks associated with ineffective closure and seek to minimise these through our closure governance framework. The closure framework integrates resource planning and development, health, safety and environment, stakeholder engagement, finance and assurance into business operational design.

Specifically, the framework requires each asset to develop closure plans. These plans describe closure objectives and the management process in place to reduce closure liabilities over the life of the asset.

An ongoing internal audit program continues to test the effectiveness of these closure plans and the business alignment to the closure planning framework, including the financial provisions. Information on these provisions can be found in note 14 ‘Closure and rehabilitation provisions’ to the Financial Statements. Audit findings are reviewed annually and reported to the relevant Business Presidents, while summary reports are considered by the Sustainability Committee of the Board. During FY2015, 11 audits were conducted against performance criteria and recommendations from such audits have been initiated.

Climate change

Our perspective on climate change

We accept the Intergovernmental Panel on Climate Change (IPCC) assessment of climate change science, which has found that warming of the climate is unequivocal, the human influence is clear and physical impacts are unavoidable.

Sustainable economic growth requires an effective response to climate change. The world needs reliable, affordable energy to support higher living standards and lower GHG emissions to keep the global average temperature rise below two degrees Celsius. We do not prioritise one of these requirements over the other. Both are essential.

Even allowing for significant improvements in energy efficiency, energy demand is expected to increase as the global population grows and living standards improve. Today, fossil fuels are often the most affordable, reliable and accessible way of meeting this demand and provide more than 80 per cent of the world’s primary energy. However, their growing use would substantially increase GHG emissions and exacerbate climate change unless new technology reduces their impact. To meet its development and climate goals, the world must find ways to progressively decarbonise the use of fossil fuels, improve energy efficiency and increase the use of alternative energy sources such as renewables and nuclear power.

Climate change governance

BHP Billiton’s strategy is tied to economic growth in both emerging and developed economies, and sustainable growth requires an effective response to climate change. Responding to climate change is a priority Board governance and strategic issue for our Company.

Our GMC has primary responsibility for the design and implementation of an effective position and response to climate, and accountability for performance against GHG emissions, our climate change metric. We also seek input and insight from external experts, such as the Forum on Corporate Responsibility.

To reflect updates in scientific knowledge and global regulatory and political responses, we regularly review our position on climate change. We incorporate climate change considerations into our Group scenario planning to understand potential impacts on our portfolio. We also conduct annual reviews of performance against Business GHG targets to ensure we are on track to achieve our Company target. The Sustainability Committee has considered a range of climate change scenarios and continues to monitor the actions being taken to manage a range of climate change impacts and policy responses.

Our approach

Our strategic approach to climate change is underpinned by engagement with policy makers and other stakeholders, including investors, companies and non-government organisations. We believe industry has a key role to play in climate change policy development by working with governments and other stakeholders to inform the development of effective long-term policy framework that delivers a measured transition to a lower emissions economy. BHP Billiton believes an effective policy framework should include a complementary set of measures, including a price on carbon, support for low-emissions technologies and measures to build resilience.

We continue to share lessons learnt with our stakeholders and identify solutions that we believe can drive emissions reductions at the lowest cost. In September 2014, BHP Billiton signed the World Bank’s Putting a Price on Carbon statement, which was presented at the 2014 UN Climate Summit in New York and we are a member of their Carbon Pricing Leadership Coalition. In 2015, we made two climate change policy submissions in response to the Australian Government’s discussion papers Setting Australia’s Post-2020 Target for GHG Emissions and Emission Reduction Fund: Safeguard Mechanism, sharing our perspective on the importance of this issue.

We have also hosted several policy roundtables, bringing cross-sectoral business groups together to discuss different ways that business and government can address climate change. Internationally, we look forward to the 21st Conference of the Parties (COP21) in Paris in December 2015 delivering a positive outcome that puts the world on a path to limit global temperatures to less than 2 degrees Celsius above pre-industrial levels, in line with current international commitments.

We are committed to transparent and open communications and have an ongoing and extensive engagement program with investors, government and the broader society, including our voluntary submission to the CDP (formerly known as the Carbon Disclosure Project). The CDP score is a measure of the actions that a company has demonstrated in carbon management. Our commitment to continuing transparency and disclosure has resulted in an improvement in our CDP score since 2013.

We have been taking action for many years to understand and manage the impacts of climate change on our business. We have been applying an internal price on carbon in our investment decisions and portfolio evaluation for more than a decade and were early adopters of this approach. We maintain a view on carbon pricing using a carbon price protocol, which we update regularly. Our carbon price protocol tracks the progress of national emissions reduction ambitions to tackle climate change throughout the world, including in our major operating regions and customer demand centres. In parallel, we look at the potential for reductions in emissions and the cost associated with those reductions to determine an appropriate long-term price level. We carry out this assessment for various scenarios which reflect the effectiveness and ambition of policies, the timing to implement reductions, the interaction between policy mechanisms and the role of low carbon technologies. We have an integrated approach to addressing climate change that has three key areas: mitigation, adaptation and low-emissions technology.

Mitigation

As a major producer and consumer of energy, we prioritise GHG reductions and energy efficiency.

BHP Billiton is among the sector leaders in setting an absolute target to limit our GHG emissions. As we grow our business, this target encourages us to look for ways to improve our energy efficiency, increase productivity and implement additional GHG reduction projects across our operations. All our Businesses are required to identify, evaluate and implement suitable GHG reduction opportunities, including during project design and equipment selection.

In FY2015, the Group’s total GHG emissions were 38.3 million tonnes (Mt) of carbon dioxide equivalent (CO2-e). Taking into account the impact of the demerger, this represents a six per cent reduction on FY2014 GHG emissions. For the purposes of the FY2014 comparison, emissions from assets demerged with South32 for the period 1 July 2014 to 30 April 2015 were annualised. This reduction has been driven in part by GHG reduction projects across our Businesses and improved productivity.

GHG Scope 1 and 2 (millions of tonnes CO2-e) (a)

Year ended 30 June (b)	2015	2014	2013
Scope 1 (c)	20.7	22.7	22.0
Scope 2 (d)	17.6	22.3	24.7

Total GHG millions of tonnes CO2-e	38.3	45.0	46.7

(a)	Measured according to the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol.

(b)	Includes data for Continuing and Discontinued operations.

(c)	Scope 1 refers to direct GHG emissions from our operated assets.

(d)	Scope 2 refers to indirect GHG emissions from the generation of purchased electricity and steam that is consumed by our operated assets.

In line with the requirements of the UK Companies Act 2006, our reported FY2015 GHG intensity was 3.8 tonnes of CO2-e per tonne of copper equivalent production (FY2014: 4.9 tonnes of CO2-e). Our reported FY2015 energy intensity was 30 petajoules per million tonnes of copper equivalent production. Copper equivalent production has been based on FY2013 average realised product prices. Rather than use an intensity metric, we have set ourselves a challenging goal to limit our overall emissions by keeping our absolute FY2017 GHG emissions below our FY2006 baseline while we continue to grow our business.

A key example of our ongoing activity to reduce GHG emissions is our Fuel Quality Network that brings people together from across our Company to understand and test the benefits of improving fuel quality. Our investigations have shown that improving fuel chemistry can deliver significant reductions in diesel exhaust particulates and GHG emissions. We estimate that improving the quality of fuel delivered to our mobile plants has the potential to reduce energy consumption across the Company by around 4,600 terajoules (TJ) per annum and reduce GHG emissions by approximately 320,000 tonnes of CO2-e per annum. In addition, the Fuel Quality Network will help us to achieve cost savings in maintenance operations and deliver improved productivity.

Projects and initiatives such as these keep us on track to achieve our GHG emissions reduction target. We are committed to continued focus on the delivery of GHG reduction opportunities within our Businesses.

In addition to identifying opportunities within our Company, we also seek to contribute to global GHG emissions reductions. We are currently implementing a strategy to support REDD+ (Reducing Emissions from Deforestation and Forest Degradation), an international mechanism that provides economic, social and environmental incentives for developing countries to reduce GHG emissions from deforestation and related activities through the creation of carbon credits. Through project support, improved governance and climate finance market stimulation, BHP Billiton is playing a role in reducing deforestation, enhancing community livelihoods and improving biodiversity and watershed conservation. BHP Billiton and the International Finance Corporation are exploring ways of stimulating demand for REDD+ credits to support forest protection and conservation.

Adaptation

BHP Billiton’s corporate strategy is based on owning and operating long-life assets diversified by commodity, geography and market. Our success over many years can be attributed to the way we have successfully adapted to the changing business landscape. Building resilience to the physical impacts of climate change is just as essential to long-term business success.

We take a multifaceted approach to climate change adaptation, building resilience across activities both within our operations and investments, and outside of our operational control in our communities and ecosystems. We seek to leverage many of our established core business processes such as risk and planning. Climate risks may occur as a result of acute (extreme) weather events (e.g. floods and cyclones); chronic (incremental) changes in climate conditions, which may progressively increase risk over time (e.g. changes to temperature); and cumulative impacts from the interaction of direct and indirect climate impacts (e.g. changes to water availability). Our analysis has found that climate change will exacerbate existing risks while also exposing our Businesses to new risks. For example, cyclone management is critical for our Western Australia Iron Ore (WAIO) Asset and maintaining adaptive management practices will allow WAIO to respond to the expected increase in cyclone intensity in the Pilbara. We also require new investments to assess risks associated with the forecast impacts of climate change. For example, during the project design, identification and assessment of increasing storm intensity and storm surge levels resulted in raising the height of the trestle at our Hay Point coal port facility in Queensland, Australia, as part of our expansion plans.

Effective analysis of climate science is critical to our resilience planning and we take care to understand what variables and analysis make the most sense to our business. We are currently working with the CSIRO (Australia’s national science agency) to obtain analyses of the climate science. This will inform climate resilience planning at an asset level, improving our understanding of the material climate vulnerabilities that face our Businesses.

Technology

Technology and innovation have the potential to significantly reduce global emissions and meet long-term climate goals. Given that fossil fuels are likely to continue to be a significant part of the energy mix for decades, it is vital that low-emissions technologies (LET) are available at scale, lower cost and much faster than the usual commercial time frames to meet the challenge of climate change. Industry has a significant collaborative role to play with government, academia and the community to facilitate this necessary step change.

Since 2007, we have spent over US$400 million on LET research, development and deployment across a number of projects ranging in scale and complexity. For example, the West Cliff Ventilation Air Methane Project (WestVAMP) first piloted at Illawarra Coal’s Appin Colliery in 2001, utilises 20 per cent of available mine ventilation air to produce electricity. This reduces the site’s overall GHG emissions footprint by removing the methane from mine ventilation air.

BHP Billiton is also part of ONE Future, a coalition of companies from across the natural gas industry in the United States focused on identifying solutions for fugitive methane emissions management. ONE Future has developed an approach, that if widely adopted, could lower the total methane emissions of participating coalition companies to less than one per cent of gross production.

To build upon this contribution to the development of LET, we have recently established an integrated strategy that considers investment across a range of technologies that can lead to material emissions reductions in our operations and across our supply chains. When evaluating opportunity areas for potential investment, we look at several different factors, including the potential to impact upon global emissions and the opportunity to use our own skills and expertise to accelerate the change required, including our expertise in geology, engineering and markets.

We also seek to leverage our investments with the contribution of suitable partners, including governments, peers and research organisations. The focus for us is to consider the catalytic role that BHP Billiton can play in working with others to accelerate the deployment of technology to address material sources of emissions.

Our roadmap for investment includes the development and demonstration of carbon capture and storage (CCS) technologies, the reduction of fugitive methane emissions from coal and petroleum operations, high-efficiency/low-emissions power generation, low-emissions transportation and improvement and application of battery storage to enhance the wider deployment of renewable energy.

CCS can play a pivotal role in reducing emissions from oil and gas production, and from the use of fossil fuels in power generation and industrial processes. The key components of CCS (capture, transport and storage of CO2) have all been demonstrated successfully for many years. The challenge for large-scale deployment of CCS technology in the power and industrial sectors is the integration of the key components of CCS and appropriate commercial and regulatory support to foster further development.

Addressing the key barriers to deployment (regulatory uncertainty, cost and stakeholder concern) is essential if CCS is to become a global mitigation tool at the scale required to make a meaningful contribution to long-term climate goals. We have previously contributed to the development of CCS in both Australia and the United States and we are a founding member of CO2CRC, one of the world’s leading collaborative research organisations focused on long-term geological storage of carbon dioxide.

Portfolio evaluation

As well as taking action to reduce emissions, build resilience to the physical impacts of climate change, develop and deploy LETs and support an effective global response, we continue to identify and assess the impacts of climate change on our portfolio.

The starting point of our corporate planning process is the construction of a central case based on extensive analysis and research. Our current central case assumes the US economy continues to recover and strengthen, progressive development of China and India, integration of emerging economies into a multi-polar economic environment, and action on climate change centred on national policies.

Our corporate planning process uses scenario analysis to encompass a wide spectrum of potential outcomes for key global uncertainties. Designed to interpret external factors including technical, economic, political and governance trends facing the global resources industry, the scenarios offer a means by which to explore potential portfolio discontinuities and opportunities, as well as to test the robustness of decisions. Our scenarios do not constitute preferred outcomes for BHP Billiton. The scenarios are designed to be divergent, but also plausible and internally consistent, spanning unique potential future business environments.

According to independent bodies such as the International Energy Agency (IEA), fossil fuels will continue to supply a significant amount of the world’s energy for decades. This is the case even in the IEA’s ‘450 Scenario’, under which the world achieves a 2ºC outcome. Oil, coal and gas are likely to continue to constitute a significant part of the energy supply mix in countries like China and India, notwithstanding strong growth in renewables.

Given the ongoing role of fossil fuels, and the many uncertainties facing not only the resources sector but the world in general, accurately predicting how the world will respond to the challenge posed by climate change is difficult. Our scenario planning approach endeavours to consider a range of potential outcomes in order to understand the impacts on our portfolio and the critical signposts we must monitor in order to respond in a timely and effective way.

Our analysis highlights that our uniquely diversified portfolio of high-quality assets is robust across our scenarios and is highly unlikely to result in BHP Billiton assets being ‘stranded’. In a scenario where there is strong impetus to develop and implement cleaner, more energy efficient solutions and unified societal action to address climate change, our analysis indicates that there is a potential of upside for uranium, our high-quality hard coking coal and iron ore lump product. Copper is resilient and would offer continued opportunity for growth and our gas exposure may yet provide opportunities during a transition to a lower carbon economy. In aggregate, we anticipate these commodities are robust and provide options that could mitigate potential negative impacts on other commodities.

Regardless of the path the world chooses, we are committed to reducing our own emissions and to supporting global efforts to reduce general emissions.

1.14.3    Health and safety

Keeping our people and operations safe

The health and safety of our people and of the broader communities in which we operate is central to every aspect of our business. Regardless of where our people are located, the area of the organisation in which they work, or the type of work they undertake, we strive to create an environment that is free from occupational harm. However, we do recognise that environments we operate in can be hazardous.

Despite our goal to achieve zero work-related fatalities, tragically we lost five of our colleagues in FY2015. Four fatalities occurred during on-site work activities and one fatality occurred in an off-site transportation accident. Independent investigations were undertaken for each incident, with remedial action taken and findings from the investigations shared across the Group. In FY2014, we had no work-related fatalities at our operated assets, a goal that we will continue to work towards.

As part of our ongoing focus to eliminate fatal and other serious incidents, a Company-level safety intervention was initiated in FY2015. The safety intervention was launched with engagement across our business through a variety of methods, including workshops, team talks and surveys. Feedback was presented at our senior leaders’

meeting in July 2015, identifying the key controls, programs, systems, processes and tools currently in place that require improvement and Company-wide adoption through focused leadership.

Safety risk controls for Company-wide risks are included in our Safety GLD and serve as the minimum mandatory controls. Each Business is required to assess whether additional controls are required to manage risks and to meet the objective of no fatalities.

During FY2015, our overall total recordable injury frequency (TRIF) performance of 4.1 injuries per million hours worked improved by two per cent compared with FY2014. Over the past five years, our TRIF has reduced by 18 per cent.

Total recordable injury frequency (per million hours worked)

Year ended 30 June (a)	2015	2014	2013
Total recordable injury frequency (TRIF)	4.1	4.2	4.6

(a)	Includes data for Continuing and Discontinued operations for the financial years being reported.

Focusing on the health of our people

We want our people to be fit for work and make sure their work does not negatively impact their health or wellbeing now or in the future.

During FY2015, we continued to establish, maintain and review our exposure profiles and manage significant health risks. The minimum mandatory controls contained within our Health GLD are structured around three principal aims: the prevention of illness from exposure; ensuring people are fit for work; and returning people to work after illness or injury. These principal aims form the cornerstone of our health risk management framework.

In FY2012, we established a health target baseline and committed to reduce potential occupational exposure to carcinogens and airborne contaminants by 10 per cent by FY2017. In FY2015, the number of potential exposures to carcinogens and airborne contaminants requiring the use of personal protective equipment reduced by 40 per cent compared with our FY2012 baseline. We have therefore exceeded our target to date. While good progress has been made in relation to occupational exposures to carcinogens and airborne contaminants, we remain vigilant in adopting and maintaining effective exposure controls. Our FY2015 results are due to a number of initiatives across our operations, details of which can be found in our Sustainability Report 2015.

In FY2015, the incidence of employee occupational illness was 4.93 per million hours worked, an increase of 74 per cent compared with FY2014. Noise induced hearing loss cases increased significantly due to a more accurate assessment triggered by incorrectly applying our hearing loss criteria in previous years at some assets. Our reduction in musculoskeletal illnesses was primarily due to the introduction of a multifaceted control program at one of our assets.

Year ended 30 June (a)	2015	2014	2013
Noise induced hearing loss	3.05	0.68	0.51
Musculoskeletal	1.52	1.61	1.24
Other illnesses	0.36	0.55	0.64

Total	4.93	2.84	2.39

(a)	Includes data for Continuing and Discontinued operations for the financial years being reported.

1.14.4    Environment

We seek to demonstrate our environmental responsibility by minimising our environmental impacts and leaving lasting benefits. We approach our environmental management in ways that address our responsibilities to firstly understand and minimise impacts, and, secondly to contribute more broadly as environmental stewards.

We complement our core business processes of risk management, and corporate planning, community development and stakeholder engagement with the minimum mandatory requirements for environmental management of our Environment GLD. In this GLD, we take a risk-based approach and emphasise implementation of the mitigation hierarchy to avoid, minimise and rehabilitate direct, indirect and cumulative impacts within our area of influence across both short-term and long-term business horizons. We require our Businesses to set target environmental outcomes for land, biodiversity, water resources and air, and prevent or minimise GHG emissions, including in project design. Where unacceptable impacts remain to important biodiversity and ecosystems, we apply compensatory actions to address the residual impacts.

Biodiversity management

A sustainable society depends on biodiversity and its associated ecosystem services, such as food, air and water. Similarly, our operations depend on and have the potential to impact biodiversity and its related ecosystem services.

We have two targets focused on biodiversity that acknowledge the importance of maintaining the unique ecosystems and biodiversity of the areas in which we operate and the importance of conserving these more broadly. The first target requires the development and maintenance of land and biodiversity management plans that include controls demonstrating application of the mitigation hierarchy to manage the biodiversity and ecosystem impacts of our operations. This target is supported by the requirements of our Environment GLD. In FY2015, consistent with our target, all operations developed land and biodiversity management plans.

The second target is at a wider Group level and is a voluntary commitment to financing the conservation and ongoing management of areas of high biodiversity and ecosystem value that are of national or international conservation significance. In FY2012, we established an alliance with Conservation International to support the delivery of this target and improve our approach to biodiversity management more broadly. As a result, we will improve our environmental performance and broaden our contributions to lasting environmental benefits beyond what could be achieved by our operations alone. As of FY2015, we have committed more than US$35 million to conservation, in addition to the environmental management activities at our operations.

A central part of our approach to managing our impacts on land and biodiversity is the rehabilitation of land no longer required for our activities. Our Businesses are required to maintain rehabilitation plans that support life-of-asset and closure plans. This includes rehabilitating disturbed areas that are no longer required for our operational purposes, consistent with the pre-disturbance land use or alternate land use, while taking into account regulatory requirements and stakeholder expectations. As at the end of FY2015, our total land rehabilitated was 40,800 hectares, a five per cent increase since FY2014, on the total area rehabilitated.

Water

The sustainability of our operations relies on our ability to obtain an appropriate quality and quantity of water, use it responsibly and manage it appropriately, including taking account of natural supply variations. As economies and populations continue to expand and pressure for water becomes more intense, we recognise the role we have as responsible stewards of the water we share with our host communities. We anticipate climate change is likely to make the patterns and cycles of water flow less predictable and require our operations to implement adaptive responses. Managing our shared water resources is therefore a complex task for our business.

To manage our shared water resources, our operations are required to assess the direct, indirect and cumulative impacts and risks to water resources. We do this by understanding the social, cultural, ecological and economic values of these resources at a catchment level within our area of influence. Based on the risks and impacts, our operations apply a mitigation hierarchy; implement controls and monitor their effectiveness. At the operational level, we maintain quantitative water balance models to predict and support the management of water inputs, use and outputs and to enable timely management responses to water-related risks. Where possible, we seek to use lower-quality or recycled water to minimise extraction requirements from higher-quality water resources.

Recognising the regional nature of our water risks, we introduced a target in FY2013 requiring our operations with water-related material risks to implement projects to reduce their impact on associated water resources. The target allows our Businesses to annually review and focus on the water challenges specific to the regions in which they operate. Further discussion on projects implemented as part of our water target can be found in our Sustainability Report 2015.

We report on our water use publicly, consistent with the Input Output model of the Minerals Council of Australia’s Water Accounting Framework (WAF). We are working with the ICMM to support broader adoption across the industry. The WAF aims to improve data integrity and comparability across the sector to allow a more meaningful analysis on which to base policy making and deliver improved outcomes.

Under the WAF, water is categorised as Type 1 (close to drinking water standards), Type 2 (suitable for some purposes), and Type 3 (unsuitable for most purposes). In FY2015, our total water input (water intended for use) was 340,200 megalitres across the Group, with 85 per cent defined as Type 2 or Type 3. Our use of Type 2 and Type 3 water demonstrates our approach to utilising lower-quality water wherever feasible.

Responsibly managing hydraulic fracturing

Since 2011, we have conducted onshore shale operations in the Eagle Ford, Permian, Haynesville and Fayetteville shale operations according to our North America Shale Operating Principles. These principles state our commitment to safety, and to protect the land where we operate, safeguard and manage water resources, minimise air emissions from our operations, and be a good neighbour to our host communities. We construct and operate our facilities in an environmentally sensitive manner. We conduct environmental assessments, and prepare plans with controls to minimise impacts to air, water, land and biodiversity.

We publicly report the ingredients of the fracturing fluids from each well completion into FracFocus, the hydraulic fracturing chemical disclosure registry. We don’t use benzene, toluene, ethylbenzene or xylene (BTEX) or diesel in our fracturing fluids, and we work with our service companies to reduce toxicity of fracturing fluids where possible.

We check every well we drill against our list of critical elements to ensure well integrity and the safety of our operations. Our Groundwater Risk Management Plan incorporates controls to prevent the loss of containment of pressurised fluids, including: casing annulus monitoring procedures to verify well integrity; proper wellhead and casing design and construction; and specialised training to assure competency. During FY2015, we voluntarily implemented a pre-drilling groundwater monitoring program in the active drilling areas of the Eagle Ford, Permian and Haynesville shale operations to establish a baseline of groundwater quality.

To improve management of water resources and reduce fresh water demand at our Eagle Ford operations, we implemented a mobile reverse osmosis system to produce potable water and treat waste water for reuse in drilling and completions at our drilling camps, while reducing trucking of water and waste. In our Permian shale operation, we use predominately a blend of brackish water and recycled produced water for our drilling and completions operations.

The majority of our air emissions relate to GHG emissions from fuel combustion, flaring and venting during well construction and production. We reduce methane emissions across our shale operations by capturing and selling the produced natural gas that would otherwise be vented or flared.

At our Permian shale operation, we increased the percentage of produced water sent through pipeline to disposal, eliminating a portion of trucking to disposal wells, which also contributed to GHG reductions. We utilise temporary pipelines instead of trucks throughout our shale operations to supply water to our construction operations. This reduces air emissions and relieves traffic stress on local roads and communities.

We accept the scientific basis for linking seismic activity to waste water injection wells associated with unconventional oil and gas production. As such, we conduct enhanced seismicity monitoring and other types of data acquisition to better understand and mitigate the risk of the potential for induced seismic activity associated with waste water disposal operations. We actively participate in cooperative efforts with stakeholders (industry, government, science community and the public) to better understand and promote best practice risk management in our operations.

1.14.5    Society

We strive to be a valued partner in the communities in which we operate and, through all our interactions, seek to foster meaningful, long-term relationships that respect local cultures and create lasting benefits. We believe this is fundamental to being a responsible corporate citizen and is a clear demonstration of Our Charter values.

Engaging effectively in communities

Our Community GLD prescribes an inclusive and proactive approach to stakeholder engagement. We seek to build connections with stakeholders early in the life cycle of our operations, maintain open and ongoing communications with them, and operate transparently in relation to our plans and performance. In order to be effective and reach as many people as possible, we ensure these engagement activities are culturally and socially inclusive.

Our stakeholder engagement process requires our assets and operations to identify and analyse stakeholder groups to determine the level of impact the Company has on them and their level of interest in engaging with us. Each asset and operation then designs community engagement activities suitable for each of the stakeholder groups and individuals, where appropriate. Through engagement, with our host communities we also develop an understanding of the social and economic environment, including potential impacts and opportunities.

To measure the effectiveness of our engagement and community development activities, our operations are required to complete a community perception survey every three years. These surveys provide a valuable external perspective on the quality of our engagement and whether our stakeholders believe we are addressing their key concerns.

Respecting human rights

BHP Billiton’s corporate responsibility to respect human rights is embedded within the Company’s systems and processes and aligns with the UN Declaration of Human Rights and the UN Global Compact principles. The UN Guiding Principles on Business and Human Rights require companies to address three aspects to fulfil their responsibility to respect human rights: express a commitment to human rights through a policy statement; perform human rights due diligence to identify, prevent, mitigate and account for potential human rights impacts; and provide remediation where business enterprises have been identified as having caused or contributed to adverse human rights impacts. We meet these requirements by embedding them into our Company systems and processes.

BHP Billiton’s commitment to human rights is publicly stated in our Code of Business Conduct (the Code), which clearly outlines our responsibilities and expectations. All employees and certain contractors are provided with the Code on commencement of employment with BHP Billiton, and it is a condition of that employment that they behave in accordance with the Code. Annual risk-based Code of Business Conduct training and communication plans must be completed and executed by each area of the Group. In addition, we measure effectiveness and obtain assurance of our human rights processes through the internal audits of our GLDs.

As part of our human rights due diligence process, our operations are required to identify and document key potential human rights risks by completing a Human Rights Impact Assessment (HRIA). This includes assessing performance against the articles of the UN Universal Declaration of Human Rights, the UN Global Compact principles, and host country legislation governing human rights issues. We require each HRIA to be reviewed internally on an annual basis.

Every three years, each HRIA is required to be verified through an engagement process with stakeholders and, in medium- and high-risk jurisdictions, validated by a qualified human rights specialist. Where a HRIA identifies a material risk, a Human Rights Management Plan is required to be implemented and reviewed annually. Selected employees and contractors receive training on compliance with BHP Billiton’s human rights commitments.

Managing our security-related material risks

The nature and global reach of our organisation can result in our people working in countries where there is potential exposure to personal and business risks. We require an assessment of each country for the degree of risk associated with visiting, exploring and operating within it, and appropriate controls are developed to mitigate identified risks.

Through our commitment to the Voluntary Principles on Security and Human Rights (VPs), we seek to protect people and property from material security-related risks. Performance requirements related to the VPs are implemented through our Security and Emergency Management GLD. Our operations are required to identify security-related material risks to people and property, and engage relevant stakeholders to develop and manage security programs that respect human rights and fundamental freedoms.

In addition, we require our operations to conduct an annual review for alignment with the VPs and implement an improvement plan to close identified gaps. The process also provides an opportunity to further build awareness and understanding of the VPs across the Company.

Respecting and including Indigenous communities

As many of our operations are located on or near Indigenous peoples’ lands, it is important we recognise the traditional rights and values of Indigenous peoples, respect their cultural heritage and the significance of their lands and provide opportunities for inclusion and advancement.

BHP Billiton’s approach to engaging with and supporting Indigenous peoples is articulated in our Indigenous Peoples Policy Statement, which was developed and approved by our GMC in FY2015. Implementation of the Policy Statement will help us strengthen relationships with Indigenous peoples and be a valued partner in their economic, social and cultural empowerment. We are currently in the process of developing a Group-wide Indigenous Peoples Strategy to guide implementation of the Policy Statement.

As a member of the ICMM, our Indigenous Peoples Policy Statement is consistent with the 2013 ICMM Indigenous Peoples and Mining Position Statement and is implemented in accordance with our Community GLD.

Commitments through our Policy Statement include understanding Indigenous peoples’ rights and interests; building cross-cultural understanding; agreeing on appropriate engagement processes; and ensuring effective participation in decision-making. A number of related commitments address how we engage where government is responsible for managing Indigenous peoples’ interests and how to move forward when differences of opinion arise.

Our Policy Statement specifically addresses the issue of free, prior and informed consent through committing to seek the consent of Indigenous peoples for new operations or major capital projects that are located on lands traditionally owned by, or under customary use of, Indigenous peoples and which are likely to have significant adverse impacts on Indigenous peoples.

In making this commitment, we recognise the right of governments to ultimately make decisions on the development of resources and that, in most countries, neither Indigenous peoples nor other groups have a right to veto projects. Where consent cannot be reached, a host government may decide to proceed with a project after balancing the rights and interests of Indigenous peoples with the wider population. In these circumstances, BHP Billiton will determine whether we remain involved with the project. The BHP Billiton Indigenous Peoples Policy Statement can be found in our Sustainability Report 2015.

Respecting customary rights

At a very early stage of a project, we seek to identify customary owners, occupiers and users of the land on which we intend to operate, as well as conduct land usage surveys. Knowing who is connected to the land and how it is used is critical to establishing effective community consultation and engagement. This helps to ensure people potentially affected by our operations are fully aware of our activities and have an opportunity to express their concerns and aspirations.

In instances where land may be used for customary purposes and no formal land title has been issued, information is requested from relevant organisations, including government authorities with responsibilities for customary land uses, and Indigenous peoples’ representative organisations, such as land and tribal councils. Further enquiries are also made directly with the people in the area to help identify those with connections to the land. Arising from this engagement, the operational work plan may be amended to reduce potential impacts on landowners and users.

Our projects are designed in a way that avoids or minimises resettlement of individuals or communities. If resettlement is required (voluntary or involuntary), programs must be implemented consistent with the requirements set out in the International Finance Corporation’s Performance Standard 5, Land Acquisition and Involuntary Resettlement. This includes being planned and implemented in a participatory manner that leads to a demonstrable improvement in livelihoods of the displaced persons or communities.

Ok Tedi

BHP Billiton exited from Ok Tedi Mining Limited (OTML) in February 2002. The exit arrangements included the transfer of BHP Billiton’s shares in OTML to Papua New Guinea Sustainable Development Program Limited (PNGSDP) and a statutory undertaking protecting BHP Billiton from environmental claims by the PNG Government. In September 2013, the PNG Parliament passed laws which compulsorily acquired PNGSDP’s shares in OTML and changed other aspects of the exit arrangements, including the repeal of the protection from environmental claims by the PNG Government. PNGSDP is challenging the validity of actions taken by the PNG Government to restructure and obtain control of PNGSDP. BHP Billiton retains an indemnity from PNGSDP in respect of environmental claims by the PNG Government and certain environmental claims by third parties. This indemnity is secured against certain key assets of PNGSDP. BHP Billiton remains committed to ensuring that the substantial long-term fund held by PNGSDP remains well governed for the benefit of the people of Papua New Guinea and the Western Province in particular.

Making a positive contribution to society

We know we are successful when our host communities value their relationship with us. Our aim is to work alongside host communities to help them achieve sustainable economic and social benefits, as well as diversified and resilient local economies, so that these benefits continue beyond the life of our operations. Our broader contribution to local economies can be realised through indirect employment and our support of local businesses that provide a range of services and products, which enable our operations to function effectively.

Our operations around the world support local and national economies through creating jobs, providing infrastructure, purchasing goods and services and contributing significant payments of taxes and royalties to governments. By supplying many of our commodities to markets in developing countries, we also support economic development to help improve living standards and quality of life.

Improving the quality of life in our host communities

We aim to be partners with our host communities and are committed to understanding their needs and priorities. We seek to invest in projects that will continue to promote a benefit to the community beyond the life of the project. Using data from a social baseline study and social impact and opportunity assessment, we prepare a community development management plan. Community development projects and donations are required to be aligned to the overall community development management plan, implemented in consultation with local stakeholders, and meet our due diligence and anti-corruption requirements.

We voluntarily invest one per cent of our pre-tax profit, calculated on the average of the previous three years’ pre-tax profit, in community programs that aim to have a long-lasting, positive impact on people’s quality of life, including implementing new and supporting existing community projects. With a focus on improving quality of life, our community development programs are developed by working openly with governments and the communities in which we operate, and focusing on the needs and resources of our key stakeholders. This is how we are contributing to economic and social development.

During FY2015, our voluntary community investment totalled US$225 million, comprising US$142 million cash, in-kind support and administrative costs, and a US$83 million contribution to the BHP Billiton Foundation. The BHP Billiton Foundation was established in FY2013 to identify and support large sustainable development projects in countries and regions of interest to BHP Billiton, in order to complement the local programs managed by our assets. This builds on contributions that have previously been paid to the BHP Billiton Sustainable Communities charitable organisation. At the end of FY2015, BHP Billiton Sustainable Communities had a total of US$62.5 million and the BHP Billiton Foundation had a total of US$219.2 million in funds available for future sustainable development projects.

Community investment (US$M)

Year ended 30 June	2015	2014	2013
Expenditure (1) (including in-kind support and administrative costs)	142.0	141.7	139.8
Contribution into BHP Billiton Sustainable Communities and BHP Billiton Foundation	83.0	100.0	106.0

Total Community investment	225.0	241.7	245.8

(1)	Includes BHP Billiton’s equity share for both operated and non-operated joint venture operations. Includes payments made by operations demerged with South32.

BHP Billiton Social Investment Framework

During FY2015, we developed a new BHP Billiton Social Investment Framework to guide our approach to voluntary social investment (social and environmental programs with net social benefit) between FY2016 and FY2020, providing a unified and integrated framework across our Company. The Framework is the outcome of an extensive review of BHP Billiton’s existing approach to social investment and has been informed by a thorough analysis of information about our internal and external operating context. Specific inputs to the review included our material sustainability risks, emerging global trends and the stakeholder needs and expectations of our host communities. Using this information to inform our Social Investment Framework has ensured a strong linkage between our business and social investment objectives.

BHP Billiton is committed to ensuring our significant social investment adds value to the communities in which we operate and leaves behind a lasting change. Details of our new Social Investment Framework can be found in our Sustainability Report 2015.

1.15    Additional information

1.15.1    External factors and trends

The following section describes some of the external factors and trends that have had a material impact on our financial condition and results of operations. We operate our business in a dynamic and changing environment and with information that is rarely complete and exact. We primarily manage the risks discussed in this section under our portfolio risk management approach, which relies on the effects of diversification, rather than individual risk management programs. Details of our risk factors can be found in section 1.7.2 of this Annual Report. Details of our financial risk management strategies and financial instruments outstanding at 30 June 2015 can be found in section 1.7.3 of this Annual Report and in note 23 ‘Financial risk management’ to the Financial Statements.

Management monitors particular trends arising from external factors with a view to managing the potential impact on our future financial condition and results of operations. The following external factors could have a material adverse effect on our business and areas where we make decisions on the basis of information that is incomplete or uncertain.

Information in this section has been presented on a Continuing operations basis to exclude the contribution from assets that were demerged with South32, unless otherwise noted. Details of the contribution of the South32 assets to the Group’s results are disclosed in note 29 ‘Discontinued operations’ to the Financial Statements.

Commodity prices

The prices we obtain for our products represent a key driver of our business, and fluctuations in these commodity prices affect our results, including cash flows and asset values. The estimated impact on FY2015 profit after taxation of changes of commodity prices is set out below.

US$M
US$1/bbl on oil price	54
US¢10/MMBtu on US gas price	27
US¢1/lb on copper price	24
US$1/t on iron ore price	144
US$1/t on metallurgical coal price	23
US$1/t on energy coal price	11
US¢1/lb on nickel price	2

Commodity markets were influenced by modest growth in global economic activity in FY2015. Solid momentum in the US economy, supported by improved growth in the Eurozone and Japan, saw developed economies contribute an improved share of activity relative to emerging markets. A number of emerging economies, including China, saw growth slow while Russia and Brazil experienced recessions. In the case of most steelmaking raw materials and energy commodities, supply growth was greater than demand growth resulting in lower prices. The price for crude oil dropped significantly, while the Henry Hub gas price declined on higher supply and increased inventory levels relative to the previous year. The Asian LNG price dropped on greater supply and lower oil prices. The copper price was also lower as supply disruptions were offset by weaker than expected consumption. Although aluminium demand grew, supply exceeded consumption due to increasing production from China. In the manganese market, the supply side response to weak demand growth was slower than expected resulting in a decrease in prices.

The following tables show the prices for our most significant commodities for the years ended 30 June 2015, 2014 and 2013, on both a Continuing and Discontinued operations basis. These prices represent selected quoted prices from the relevant sources as indicated, and will differ from the realised prices on the sale of the Group’s production due to differences in quotation periods, quality of products, delivery terms and the range of quoted prices that are used for contracting sales in different markets.

Continuing operations

Year ended 30 June	2015 Closing	2014 Closing	2013 Closing	2015 Average	2014 Average	2013 Average
Natural gas Henry Hub (1) (US$/MMBtu)	2.81	4.39	3.73	3.32	4.25	3.44
Natural gas Asian Spot LNG (2) (US$/MMBtu)	7.30	11.28	15.40	9.74	16.38	15.14
Crude oil (Brent) (3) (US$/bbl)	61.05	111.02	102.46	73.91	109.36	108.64
Ethane (4) (US$/bbl)	8.40	12.02	9.92	8.56	11.92	12.15
Propane (5) (US$/bbl)	16.25	44.47	35.52	29.34	48.05	37.31
Butane (6) (US$/bbl)	23.89	54.39	49.51	36.89	56.70	61.74
Copper (LME cash) (US$/lb)	2.60	3.15	3.06	2.89	3.18	3.48
Iron ore (7) (US$/dmt)	59.50	93.25	116.25	71.61	122.70	127.23
Metallurgical coal (8) (US$/t)	88.00	110.50	130.00	102.91	128.40	159.13
Energy coal (9) (US$/t)	61.66	70.89	78.89	64.37	78.38	89.10
Nickel (LME cash) (US$/lb)	5.30	8.49	6.21	7.02	6.88	7.43

(1)	Platts Gas based on Henry Hub – typically applies to gas sales in the US gas market.

(2)	Platts Liquefied Natural Gas Delivery Ex-Ship (DES) Japan/Korea Marker – typically applies to Asian LNG spot sales.

(3)	Platts Dated Brent is a benchmark price assessment of the spot market value of physical cargoes of North Sea light sweet crude oil.

(4)	OPIS Mont Belvieu non-Tet Ethane – typically applies to ethane sales in the US Gulf Coast market.

(5)	OPIS Mont Belvieu non-Tet Propane – typically applies to propane sales in the US Gulf Coast market.

(6)	OPIS Mont Belvieu non-Tet Normal Butane – typically applies to butane sales in the US Gulf Coast market.

(7)	Platts 62 per cent Fe Cost and Freight (CFR) China – used for fines.

(8)	Platts Low-Vol hard coking coal Index FOB Australia – representative of high-quality hard coking coals.

(9)	GlobalCOAL FOB Newcastle 6,000kcal/kg NCV – typically applies to coal sales in the Asia Pacific market.

The following summarises the average and closing pricing trends of our most significant commodities for FY2015.

Natural gas Henry Hub: The Platts US Henry Hub natural gas price decreased by 22 per cent during FY2015. The decrease was a result of increased production growth, partially offset by consumption growth in the power sector. Natural gas inventories ended the year at 2,577 Billion cubic feet (Bcf), one per cent above the five-year average and 35 per cent higher year-on-year. The year-end price was 15 per cent below the average for the year. Since 30 June 2015, the US Henry Hub natural gas price decreased five per cent on 31 August 2015.

Natural gas Asian Spot LNG: The Asian liquefied natural gas spot price decreased by 41 per cent during FY2015. The decrease was driven by weaker north Asian end-user demand and ample global supply availability. In turn, this allowed for more spot purchases on lower prices and provided some support for Asian buyers to maintain higher inventory levels. Meanwhile, the drop in crude oil prices has had a lagged negative impact on oil-linked LNG contracts in the second half of FY2015. The year-end price was 25 per cent below the average for the year.

Crude oil: The Platts Dated Brent crude price decreased by 32 per cent during FY2015 following increases in global crude supply, particularly from US production, growing faster than demand. Libyan supply outages returned to market in the latter half of CY2014, and OPEC decided to maintain its production levels. The year-end price was 17 per cent below the average for the year. Since 30 June 2015, the Dated Brent crude price decreased 21 per cent on 28 August 2015.

NGL: A barrel of natural gas liquids consists mainly of ethane and liquefied petroleum gas (propane and butane). The Mont Belvieu ethane and propane price decreased by 28 per cent and 39 per cent, respectively, during FY2015 following increases in ethane and propane supply. Mont Belvieu butane prices decreased by 35 per cent during FY2015 following a decrease in the West Texas Intermediate oil price. The year-end propane and butane prices were 45 per cent and 35 per cent below the average for the year, respectively. Since 30 June 2015, the Mont Belvieu ethane price decreased seven per cent and the Mont Belvieu propane price increased nine per cent on 31 August 2015.

Copper: The London Metal Exchange (LME) copper cash settlement price decreased by nine per cent in FY2015. The copper price trended downwards during the first seven months amid improved supply, weaker than anticipated consumption and the strengthening of the US dollar. The price decreased to a five-year low in mid-January on short-selling by Chinese-backed hedge funds. The price increased in February, impacted by Chilean supply disruption due to flooding, while softening of Chinese demand dampened prices since May. Since 30 June 2015, the copper price decreased 11 per cent on 28 August 2015.

Iron ore: The Platts 62 per cent iron ore CFR China decreased 42 per cent over FY2015 as low-cost seaborne iron ore supply outpaced demand growth. Productivity and cost compression on the supply side also impacted price as mining companies lowered their cost structures in response to the changed environment. The year-end price was 17 per cent below the average price for the year. Since 30 June 2015, the iron ore CFR price decreased six per cent on 31 August 2015.

Metallurgical coal: The Platts Low-Vol Hard Coking Coal Index decreased by 20 per cent during FY2015. While demand from traditional markets recovered steadily, the price decrease was mainly driven by continuing supply growth and weak Chinese demand. The year-end price was 15 per cent below the average price for the year. Since 30 June 2015, the Hard Coking Coal Index decreased eight per cent on 31 August 2015.

Energy coal: The globalCOAL Newcastle FOB price decreased by 18 per cent during FY2015. The decrease was driven by weak Chinese seaborne demand, despite healthy growth from India, and sustained supply from Australia and Indonesia supported by depreciating currencies. Since 30 June 2015, the Newcastle energy coal price decreased seven per cent on 31 August 2015.

Nickel: The LME cash settlement nickel price increased two per cent during FY2015 though the price decreased over the course of the financial year driven by weak demand and adequate supply, as evidenced by rising LME stocks. The year-end price was 25 per cent below the average price for the year. Since 30 June 2015, the nickel price decreased 14 per cent on 28 August 2015.

Discontinued operations

Year ended 30 June (1)	2015 Closing	2014 Closing	2013 Closing	2015 Average	2014 Average	2013 Average
Aluminium (LME cash) (US$/t)	1,647	1,851	1,731	1,880	1,764	1,938
Alumina (2) (US$/t)	323	312	318	339	321	327
Manganese Alloys (3) (US$/t)	821	999	1,038	879	1,020	1,106
Manganese Ores (4) (US$/dmtu)	2.98	4.20	5.54	3.89	4.95	5.29

(1)	Post-demerger BHP Billiton’s results will not be impacted by fluctuations in the prices of commodities (aluminium, alumina, manganese alloys and ores) that no longer form part of post-demerger operations. Refer to section 1.6.4 for more details.

(2)	Platts PAX Free on Board (FOB) Australia – market price assessment of calcined metallurgical/smelter grade alumina.

(3)	Bulk FerroAlloy high carbon ferromanganese (HCFeMn) Western Europe DDP.

(4)	Metal Bulletin manganese ore 44 per cent Mn Cost Insurance Freight (CIF).

The FY2015 pricing trends for the commodities that comprise our Discontinued operations were as follows:

Aluminium: The LME cash settlement price increased by seven per cent during FY2015. However, price premiums in Japan, Europe and the United States ended lower, reflecting the market surplus on increasing production from China. The year-end price was 12 per cent below the average for the year.

Alumina: The FOB Australia price increased six per cent during FY2015, supported by a lack of bauxite availability as a result of the Indonesian ore ban, and growing demand from China.

Manganese: The Metal Bulletin manganese ore China CIF price decreased 21 per cent during FY2015. Demand growth slowed and the market was well supplied amid high Chinese inventories. The year-end price was 23 per cent below the average price for the year. The Western Europe spot high carbon ferromanganese price decreased 14 per cent during FY2015, driven by persistent oversupply and the currency depreciation of major producers in India, Australia, South Africa and Europe.

Exchange rates

We remain exposed to exchange rate transaction risk on foreign currency sales and purchases, as we believe active currency hedging does not provide long-term benefits to our shareholders. Operating costs and costs of locally sourced equipment are influenced by fluctuations in local currencies, primarily the Australian dollar and Chilean peso. Foreign exchange gains and losses reflected in operating costs owing to fluctuations in the local currencies relative to the US dollar may potentially offset one another. The majority of our sales are denominated in US dollars and we borrow and hold surplus cash predominately in US dollars; those transactions and balances provide no foreign exchange exposure relative to the US dollar functional currency of the Group.

The US dollar strengthened against our main local currencies during FY2015, resulting in stronger average US dollar rates versus the Australian dollar and Chilean peso. Average and closing exchange rates for current and prior periods are contained within note 42 ‘Functional and presentation currency’ to the Financial Statements.

We are also exposed to exchange rate translation risk in relation to net monetary liabilities, being our foreign currency denominated monetary assets and liabilities, including certain debt and other long-term liabilities. Details of our exposure to foreign currency fluctuations are contained within note 23 ‘Financial risk management’ to the Financial Statements.

Changes in product demand and supply

The global economy grew at a modest rate in FY2015 with a mild improvement in developed economies offsetting a moderation in emerging markets.

In China, a slowdown in the property sector and fixed asset investment led to lower economic growth following policy tightening in CY2014. Consumer spending remained resilient reflecting the continued rebalancing of the economy. A number of interest rate reductions, cuts in bank reserve requirements, boosts to infrastructure spending and administrative measures supporting the property market are likely to buttress growth over the remainder of CY2015. In line with our expectations, the economy is growing more slowly, though off a higher base, as it matures over the medium term and the government’s reform program promotes domestic consumption over investment. We expect near-term volatility to continue as the authorities press ahead with reform in a cautious but sustained manner as they seek to improve the efficiency of capital allocation in the economy while maintaining support for employment. However, our robust longer-term outlook for China remains intact as the economy transitions.

The US economy continued to improve despite weakness in the March 2015 quarter caused by severe weather in the northeast and a stronger US dollar. Ongoing strength in the labour market, rising disposable incomes, higher equity markets and improved housing prices supported consumer demand. After a period in which businesses failed to respond to improved economic conditions and higher levels of profitability, corporate investment has begun to show signs of recovery. The Federal Reserve is expected to begin increasing interest rates in the first half of FY2016.

The European Central Bank began a program of quantitative easing in March 2015, which appears to be driving a modest pick-up in economic growth. Activity has improved across the Eurozone, with the exception of Greece, reflecting a broad-based lift in domestic demand and we expect the improvement in growth to continue in FY2016.

Japan’s economy saw growth improve in annualised terms as the year progressed, supported by the Bank of Japan’s quantitative easing and a weaker yen. Growth should be supported by stronger business investment into FY2016. A longer-term, sustainable recovery is contingent on the scale and speed of structural reform.

Commodity prices generally trended downwards in FY2015, with prices for most of our commodities notably lower going into the new financial year.

Chinese steel production declined by 1.3 per cent in the second half of FY2015 versus the corresponding period in FY2014, triggered largely by a slowing construction sector. New construction starts were lower this year due to considerable levels of existing stock. Although China’s steel exports are at an all-time high, we expect subdued crude steel production growth over the remainder of CY2015 with some upside potential should the construction sector recover. However, with steel stock per capita still well below that of developed nations, we expect moderate but sustainable growth in Chinese steel production over the next decade. An extended view on the life cycle of steel usage has resulted in a lower but longer plateau for crude steel production, peaking between 935 Mt and 985 Mt in the middle of the next decade. The implications for pig iron demand, and therefore iron ore and metallurgical coal, are mitigated in the medium term by lower scrap availability as the scrap cycle in China will take longer to develop. Outside China, steel production growth is improving steadily driven by India, the Middle East and South-East Asia.

The supply of most steelmaking raw materials has grown faster than demand. In iron ore, we estimate that approximately 100 Mt of incremental lower cost seaborne supply will enter the market in CY2015, outweighing demand growth. In this context, higher cost Chinese domestic production, along with high-cost seaborne exports, continues to exit the market. Private mines in China have seen their operating rates fall from approximately 90 per cent in CY2011 to approximately 35 per cent today. Many producers have also cut their costs. As a result, the iron ore cost curve has both flattened and fallen from previous levels.

In metallurgical coal, while uneconomic high-cost supply has slowly withdrawn from the seaborne market, prices remain subdued as industry-wide cost reductions and weaker producer currencies against the US dollar support continued production from marginal suppliers. Recent quality restrictions have also weakened China’s import demand but this was partially offset by growth in traditional markets. The long-term outlook remains robust as the supply of premium hard coking coals becomes scarce.

Depreciating currencies have sustained Indonesian and Australian thermal coal exports, prolonging the weak pricing environment. Despite healthy seaborne demand growth from India, China’s import demand has weakened, limiting prospects for price recovery in the near term.

In copper, prices were affected by weaker than expected consumption and the strengthening US dollar. In the near term, new supply under development is expected to keep the market well supplied. However, a deficit is expected to emerge at the end of this decade as grade decline, rising costs and a scarcity of high-quality future development opportunities are likely to constrain the industry’s ability to meet attractive demand growth.

Global crude oil demand growth was outpaced by supply growth putting pressure on prices throughout the year. Despite strong demand growth, liquids supply exceeded demand by 2.6 MMboe/d in the second half of FY2015. We expect prices to remain range bound in the short term due to available supply capacity from the United States and OPEC. The long-term demand outlook remains healthy, underpinned by the transport sector, notably in the Asian region.

US natural gas prices declined during the year as production growth was only partially offset by increased consumption in the power sector. In the longer term, demand is expected to benefit from increasing industrial use, growth in gas-fired power generation and the start of LNG exports. As core acreage is depleted, less productive and higher cost shale areas will be required to meet growing demand. In the LNG market, weaker North Asian end-user demand and ample supply have kept prices subdued.

We expect modest growth of the global economy. In the longer term, urbanisation and industrialisation will remain the primary drivers of commodity demand. The transition to consumption-led growth in emerging economies should provide particular support for industrial metals, energy and fertilisers.

Capital expenditure

Capital expenditure is important in pursuing our strategy through the development of large-scale resource projects and in sustaining our existing operations. Capital expenditure is disclosed for each Business in section 1.6.3 of this Annual Report.

Operating costs

Information in this section has been presented on a Continuing operations basis to exclude the contribution from assets that were demerged with South32, unless otherwise noted. Details of the contribution of the South32 assets to the Group’s results are disclosed in note 29 ‘Discontinued operations’ to the Financial Statements.

As the prices for our products are determined by the global commodity markets in which we operate, we do not generally have the ability to offset cost pressures through corresponding price increases; therefore, controlling our operating costs is a key driver of our results. Operating costs for the last three years are set out in section 1.11.1 as well as an analysis of the change in Total expenses. Further analysis of the factors that impacted expenses during FY2015 is set out below and in section 1.15.3.

In discussing the factors that affected Total expenses, we refer to the change in operating cash costs and change in exploration and business development. Collectively we refer to these as change in controllable cash costs. Operating cash costs by definition do not include non-cash costs being depreciation, amortisation, impairments, movements in deferred stripping balances and movements in provisions. The change in operating cash costs also excludes the impact of exchange rates and inflation on the actual costs incurred in the corresponding period, changes in fuel and energy costs, changes in exploration and business development costs and one-off items. These items are excluded so as to provide a consistent measurement of changes in costs across all the Businesses based on the factors that are within their control and responsibility.

Change in operating cash costs and change in controllable cash costs are not measures that are recognised under International Financial Reporting Standards (IFRS) and they may differ from similarly titled measures reported by other companies. A reconciliation of the movements in Underlying EBIT to the financial statement line items in the Consolidated Income Statement is included in section 2.5 of this Annual Report.

Our focus on reducing operating costs through productivity initiatives saw a decrease in operating cash costs of US$2.7 billion and a reduction in exploration and business development of US$29 million for a combined reduction in controllable cash costs of US$2.7 billion. In addition, the improvement in operating costs was complemented by favourable exchange rate impacts of US$1.7 billion. These improvements were partially offset by inflation of US$433 million and an increase in the production costs associated with higher volumes of US$3.2 billion. With higher depreciation and amortisation charges of US$1.4 billion and higher impairment charges of US$350 million. Total expenses excluding exceptional items of US$3.2 billion decreased from US$36.5 billion to US$33.8 billion.

Exploration and development of resources

Minerals exploration

Over the past six years, brownfield exploration has increased our reserve base around our portfolio of existing assets in large resource basins, which now provide us with growth opportunities. This has allowed us to reduce brownfield exploration expenditure and rationalise our greenfield exploration program.

Greenfield minerals (new sites) exploration is focused on advancing targets within Chile, Peru, southwestern United States and is organised through our Copper Business. Greenfield activities include opportunity identification, application for and acquisition of mineral title, early reconnaissance operations and multi-million dollar delineation drilling programs.

In addition to our activities focused on finding new world-class deposits, several of our Businesses undertake brownfield exploration, principally aimed at delineating and categorising mineral deposits near existing operations, and advancing projects through the development pipeline.

Our expenditure on minerals exploration over the last three financial years is set out below.

Year ended 30 June	2015	2014	2013
	US$M	US$M Restated	US$M Restated
Greenfield exploration	55	46	179
Brownfield exploration	194	340	467

Total minerals exploration (1)	249	386	646

(1)	Excludes minerals exploration from Discontinued operations.

The Group’s minerals exploration expenditure declined by 36 per cent in FY2015 to US$249 million as we sharpened our focus on advancing copper targets within Chile, Peru and southwestern United States.

Petroleum exploration

We have reduced exploration expenditure in Petroleum over recent years with a focus on high-impact liquids opportunities in the Gulf of Mexico, Western Australia and Trinidad and Tobago.

Year ended 30 June	2015 US$M	2014 US$M	2013 US$M

Petroleum exploration	567	600	675

Exploration expense

Exploration expense represents that portion of exploration expenditure that is not capitalised in accordance with our accounting policies, as set out in note 43 ‘Significant accounting policies’ to the Financial Statements.

Exploration expense for each Business over the three-year period is set out below.

Year ended 30 June	2015 US$M	2014 US$M Restated	2013 US$M Restated

Exploration expense (1) (2)
Petroleum and Potash	532	544	709
Copper	90	111	266
Iron Ore	38	56	74
Coal	20	29	32
Group and unallocated items	18	30	47

BHP Billiton Group	698	770	1,128

(1)	Excludes exploration expenses from Discontinued operations.

(2)	Includes US$28 million (2014: US$72 million; 2013: US$102 million) exploration expense previously capitalised, written off as impaired.

Following our focus on productivity and reducing costs, the reduction in the Group’s exploration expense, excluding impairment of exploration expenditure previously capitalised, increased Underlying EBIT in FY2015 by US$28 million.

Interest rates

We are exposed to interest rate risk on our outstanding borrowings and investments. Our policy on interest rate exposure is to pay or receive on a US dollar floating interest rate basis. To achieve this policy, we often use derivative financial instruments, including cross currency and interest rate swaps, to convert an underlying exposure to a US dollar floating rate exposure. Deviation from our policy requires approval from our Financial Risk Management Committee and is managed within our portfolio risk management approach.

Our earnings are sensitive to changes in interest rates on the floating component of the Group’s net borrowings. Our main exposure is to the 3 month US LIBOR benchmark, which increased by 0.010 per cent in FY2015 to an average of 0.252 per cent. Further information, including the Group’s sensitivity to movements in interest rates, can be found in note 23 ‘Financial risk management’ to the Financial Statements.

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

Insurance

During FY2015, we maintained an insurance program encompassing property damage, business interruption, sabotage and terrorism, marine cargo, construction, directors’ and officers’ liability and public and certain other liabilities. The program includes a combination of self-insurance via subsidiary captive insurance companies, industry mutuals and external market insurance and reinsurance. Mandates are established as to risk retention levels, policy cover and, where applicable, insurance and reinsurance counterparty security. As part of our portfolio risk management approach, we regularly conduct an assessment of maximum foreseeable loss potential, cash flow at risk, loss experience, claims received and insurance premiums paid, and will make adjustments to the balance of self-insurance and external insurance and reinsurance as required.

The Group is largely self-insured for losses arising from property damage and business interruption, sabotage and terrorism, marine cargo, construction, primary public liability and employee benefits. For these risks, we internally insure our Businesses (for wholly owned assets and, where permissible, by local insurance regulation and/or commercial market terms our share of joint venture assets) via our captive insurance companies. Any losses incurred will consequently impact the Financial Statements as they arise.

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

The Group has identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods:

•	reserve estimates;

•	exploration and evaluation expenditure;

•	development expenditure;

•	taxation;

•	property, plant and equipment and intangible assets – recoverable amount; and

•	provision for closure and rehabilitation.

In accordance with IFRS, we are required to include information regarding the nature of the estimates and judgements and potential impacts on our financial results or financial position in the Financial Statements. This information can be found in note 44 ‘Application of accounting estimates, assumptions and judgements’ to the Financial Statements.

1.15.3    Operating results

The following table describes the approximate impact of the principal factors that affected Underlying EBIT for FY2015 and FY2014. Underlying EBIT is earnings before net finance costs, taxation, Discontinued operations and any exceptional items.

Year ended 30 June	2015 US$M	2014 US$M Restated

Underlying EBIT	22,098	21,680
Net price impact:
Change in sales prices	(16,433)	(2,639)
Price-linked costs	1,209	(111)

	(15,224)	(2,750)

Change in volumes:
Productivity	1,220	1,029
Growth	1,822	1,929

	3,042	2,958

Change in controllable cash costs:
Operating cash costs	2,678	1,131
Exploration and business development	29	398

	2,707	1,529

Change in other costs:
Exchange rates	1,567	1,188
Inflation on costs	(433)	(575)
Fuel and energy	518	(3)
Non-cash	(1,304)	(1,737)
One-off items	(456)	–

	(108)	(1,127)

Asset sales	(72)	61
Ceased and sold operations	22	(349)
Share of operating profit from equity accounted investments	(637)	43
Other	38	53

Underlying EBIT	11,866	22,098

The method of calculation of the factors that affected Underlying EBIT and the Financial Statement line items of Revenue, Other income and Expenses (excluding net finance costs) that are affected by the factors are as follows.

Factor affecting Underlying EBIT	Method of calculation	Financial statement line item affected
Change in sales prices	Change in average realised price for each operation from the corresponding period to the current period, multiplied by current period volumes.	Revenue

Price-linked costs	Change in price-linked costs for each operation from the corresponding period to the current period, multiplied by current period volumes.	Expenses

Volumes – Productivity	Change in volumes for each operation not included in the Growth category from the corresponding period to the current period, multiplied by the prior year Underlying EBIT margin.	Revenue and Expenses

Volumes – Growth	Volume – Growth comprises Underlying EBIT for operations that are new or acquired in the current period minus Underlying EBIT for operations that are new or acquired in the corresponding period, change in volumes for operations identified as a Growth project from the corresponding period to the current period multiplied by the prior year Underlying EBIT margin, and change in volume for Petroleum Business from the corresponding period to the current period multiplied by the prior year Underlying EBIT margin.	Revenue and Expenses

Operating cash costs	Change in total costs, other than price-linked costs, exchange rates, inflation on costs, fuel and energy costs, non-cash costs and one-off items as defined below for each operation from the corresponding period to the current period.	Expenses

Exploration and business development	Exploration and business development expense in the current period minus exploration and business development expense in the corresponding period.	Expenses

Exchange rates	Change in exchange rate multiplied by current period local currency revenue and expenses. The majority of the Group’s selling prices are denominated in US dollars and so there is little impact of exchange rate changes on Revenue.	Revenue and Expenses

Inflation on costs	Change in inflation rate applied to expenses, other than depreciation and amortisation, price-linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations.	Expenses

Fuel and energy	Fuel and energy expense in the current period minus fuel and energy expense in the corresponding period.	Expenses

Non-cash	Includes non-cash items, mainly depreciation, amortisation and impairments.	Expenses

One-off items	Change in costs exceeding a pre-determined threshold associated with an unexpected event that had not occurred in the last two years and is not reasonably likely to occur within the next two years.	Expenses

Factor affecting Underlying EBIT	Method of calculation	Financial statement line item affected
Asset sales	Profit/loss on the sale of assets or operations in the current period minus profit/loss on sale in the corresponding period.	Other income

Ceased and sold operations	Underlying EBIT for operations that are ceased or sold operations in the current period minus Underlying EBIT for operations that are ceased or sold in the corresponding period.	Revenue, Other income and Expenses

Share of operating profit from equity accounted investments	Share of operating profit from equity accounted investments for the period minus Share of operating profit from equity accounted investments in the corresponding period.	Share of operating profit from equity accounted investments

Other	Variances not explained by the above factors.	Revenue, Other income and Expenses

A reconciliation of the movements in Underlying EBIT for FY2015 to the Financial Statement line items in the Consolidated Income Statement is included in section 2.5 of this Annual Report.

The following commentary describes the principal factors outlined in the table above for FY2015 and FY2014.

Prices

Lower realised prices reduced Underlying EBIT by US$16.4 billion in FY2015. A 41 per cent decline in the average realised price of iron ore was the major contributor and reduced Underlying EBIT by US$9.5 billion. Weaker average realised prices for our Petroleum, Copper and Coal Businesses decreased Underlying EBIT by US$4.2 billion, US$1.6 billion and US$1.1 billion, respectively. A reduction in price-linked costs increased Underlying EBIT by US$1.2 billion and primarily reflected lower royalty charges in our Iron Ore Business.

Volumes

Productivity-led volume efficiencies and the ramp up of major projects underpinned a US$3.0 billion increase in Underlying EBIT. Western Australia Iron Ore (WAIO) was the major contributor as the improved performance of our integrated supply chain and the ramp-up of the Jimblebar mining hub supported a US$1.9 billion increase in Underlying EBIT. A doubling of liquids production from both Black Hawk and Permian supported a further US$799 million volume-related increase in Petroleum’s Underlying EBIT.

Controllable cash costs

Operating cash costs

Our focus on best-in-class performance underpinned a US$2.7 billion reduction in operating cash costs during FY2015.

A reduction in labour, contractor and maintenance costs increased Underlying EBIT by US$1.5 billion during the period. This was most evident in WAIO where the standardisation of our equipment and maintenance systems, and the insourcing of third party services facilitated a step change in the performance of our mining operations. Mining-related efficiencies contributed to a further US$580 million reduction in cash costs and largely reflected improved productivity at Escondida.

Exploration and business development

The Group’s exploration and business development expenditure was broadly in line with FY2014. Our exploration program remains focused on greenfield copper targets within Chile, Peru and the southwestern United States, and petroleum liquids opportunities in the Gulf of Mexico, Western Australia and Trinidad and Tobago.

Other costs

Exchange rates

A stronger US dollar increased Underlying EBIT by US$1.6 billion during the period. This included the restatement of monetary items in the balance sheet, which increased Underlying EBIT by US$637 million relative to FY2014. Further information can be found in note 42 ‘Functional and presentation currency’ to the Financial Statements.

Inflation on costs

The impact of inflation reduced Underlying EBIT by US$433 million during the period. This was most notable in Australia and Chile, which accounted for over 85 per cent of the total variance.

Fuel and energy

A reduction in diesel prices across our minerals businesses supported a US$518 million increase in Underlying EBIT.

Non-cash

An increase in non-cash charges reduced Underlying EBIT by US$1.3 billion during the period.

A US$839 million increase in non-cash charges in our Copper Business reflects: higher ore mined which resulted in increased depletion of stripping capitalised at Escondida; increased depreciation following the completion of the Escondida Oxide Leach Area Project; and a US$199 million impairment driven by a lower copper price and permitting uncertainty for the proposed mine life extension at Cerro Colorado.

A US$639 million increase in non-cash charges in our Petroleum Business reflects: US$316 million of higher depreciation and amortisation charges in Onshore US following the ramp-up of liquids production at Black Hawk and the progressive development of our Permian acreage; and US$328 million of impairment charges associated with the divestment of assets in north Louisiana and the Pecos field in the Permian. During the period, a US$79 million impairment of Neptune was also recognised as the fall in near-term oil prices has affected its value due to its short field life.

The decrease in non-cash charges relates to mine site rehabilitation provision charges recognised in FY2014 for the Group’s North American closed mines.

One-off items

One-off items recognised during the period comprise a US$268 million expense related to the mill outage at Olympic Dam and US$188 million costs associated with the implementation of the Escondida Voluntary Redundancy Program.

Asset sales

The contribution of asset sales to Underlying EBIT decreased by US$72 million from FY2014, which included the sale of Liverpool Bay.

Ceased and sold operations

Underlying EBIT from ceased and sold operations increased by US$22 million in FY2015. This largely reflected an unfavourable US$143 million adjustment to the Browse divestment proceeds, due to unitisation changes subsequent to the completion of the sale, offset by the closure of the Nickel West Leinster Perseverance underground mine, both during FY2014.

Share of operating profit from equity accounted investments

Lower average realised prices received by our equity accounted investments decreased Underlying EBIT US$637 million.

Net finance costs

Net finance costs decreased by US$300 million to US$614 million. The decrease reflected foreign exchange gains on finance leases and the early redemption of the Petrohawk Energy Corporation Senior Notes in August 2014, which resulted in a gain on redemption and lower interest expense.

Taxation expense

The Group’s adjusted effective tax rate, which excludes the influence of exchange rate movements, remeasurement of deferred tax assets associated with the Minerals Resource Rent Tax (MRRT) and exceptional items, was 31.8 per cent (30 June 2014: 32.2 per cent).

Total taxation expense, including royalty-related taxation, exceptional items and exchange rate movements, was US$3.7 billion, representing a statutory effective tax rate of 45.5 per cent (30 June 2014: 31.2 per cent).

Government imposed royalty arrangements calculated by reference to profits are reported as royalty-related taxation. An exceptional item of US$698 million tax expense (2014: US$ nil) was recognised on a Continuing operations basis for the derecognition of deferred tax assets upon the repeal of the MRRT legislation in Australia.

Adjusted effective tax rate is not an IFRS measure and is reconciled to the Statutory effective tax rate below:

	2015			2014
				Restated
Year ended 30 June	Profit before tax	Income tax expense	%	Profit before tax	Income tax expense	%
	US$M	US$M		US$M	US$M
Statutory effective tax rate	8,056	(3,666)	45.5%	21,735	(6,780)	31.2%
Less:
Exchange rate movements	–	339		–	(34)
Remeasurement of deferred tax assets associated with the MRRT	–	–		–	(170)
Exceptional items	3,196	(250)		(551)	166

Adjusted effective tax rate	11,252	(3,577)	31.8%	21,184	(6,818)	32.2%

Other royalty and excise arrangements that are not profit based are recognised as operating costs within Profit before taxation. These amounted to US$1.7 billion during the period (30 June 2014: US$2.4 billion).

Exceptional items

Year ended 30 June 2015	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Impairment of Onshore US assets	(2,787)	829	(1,958)
Impairment of Nickel West assets	(409)	119	(290)
Repeal of Minerals Resource Rent Tax legislation (1)	–	(698)	(698)

	(3,196)	250	(2,946)

(1)	Includes amounts attributable to non-controlling interests of US$(12) million.

The Group recognised an impairment charge of US$2.0 billion (after tax benefit) in relation to its Onshore US assets. The gas-focused Hawkville field accounts for the substantial majority of this charge reflecting its geological complexity, product mix, acreage relinquishments and amended development plans. The remainder relates to the impairment of goodwill associated with the Petrohawk acquisition.

On 12 November 2014, the Group announced that the review of its Nickel West business was complete and the preferred option, the sale of the business, was not achieved on an acceptable basis. As a result of operational decisions made subsequent to the conclusion of this process, an impairment charge of US$290 million (after tax benefit) was recognised in FY2015.

The legislation to repeal the MRRT in Australia took effect on 30 September 2014. As a result, the Group derecognised a MRRT deferred tax asset of US$809 million, and corresponding taxation charges of US$698 million related to Continuing operations and US$111 million related to Discontinued operations were recognised in FY2015.

Refer to note 2 ‘Exceptional items’ to the Financial Statements for more information.

Year ended 30 June 2014	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Sale of Pinto Valley	551	(166)	385

	551	(166)	385

On 11 October 2013, the Group announced it had completed the sale of its Pinto Valley mining operation for cash consideration of US$653 million, after working capital adjustments. A gain on sale of US$385 million (after tax expense) was recognised in FY2014.

Refer to note 2 ‘Exceptional items’ to the Financial Statements for more information. An analysis of exceptional items for FY2013 are included in section 2.5.5 of this Annual Report.

Discontinued operations

On 25 May 2015, the Group announced that it completed the demerger of a selection of its aluminium, coal, manganese, nickel and silver-lead-zinc assets to create an independent metals and mining company, South32.

South32’s contribution to BHP Billiton’s FY2015 results comprised a US$753 million profit after taxation excluding exceptional items. Exceptional items comprised a tax expense of US$111 million related to the repeal of the MRRT and a net loss on demerger of US$2.2 billion (after tax benefit). This contribution has been included in Attributable loss after taxation from Discontinued operations of US$1.6 billion.

Third party sales

We differentiate sales of our production from sales of third party products due to the significant difference in profit margin earned on these sales. The table below shows the breakdown between our production and third party products.

Year ended 30 June (1)	2015 US$M	2014 US$M Restated	2013 US$M Restated

Group production
Revenue	43,457	55,045	52,637
Related operating costs	(31,605)	(32,962)	(31,021)

Underlying EBIT	11,852	22,083	21,616
Underlying EBIT Margin	27.3%	40.1%	41.1%

Third party products
Revenue	1,179	1,717	1,223
Related operating costs	(1,165)	(1,702)	(1,159)

Operating profit	14	15	64
Margin on third party products (2)	1.2%	0.9%	5.2%

(1)	Excluding exceptional items and Discontinued operations.

(2)	Operating profit divided by revenue.

We engage in third party trading for the following reasons:

•	Production variability and occasional shortfalls from our own assets means that we sometimes source third party materials to ensure a steady supply of product to our customers.

•	To optimise our supply chain outcomes, we may buy physical product from third parties.

•	In order to support the development of liquid markets, we will sometimes source third party physical product and manage risk through both the physical and financial markets.

1.15.4    Cash flow analysis

A Consolidated Cash Flow Statement is contained in the Financial Statements. The explanatory notes appear in note 37 ‘Notes to the consolidated cash flow statement’ to the Financial Statements. A summary table has been presented below to show the key sources and uses of cash.

Year ended 30 June	2015 US$M	2014 US$M Restated	2013 US$M Restated

Cash generated from operations	21,620	29,318	27,026
Dividends received	740	1,264	716
Net interest paid	(541)	(795)	(848)
Taxation paid	(4,025)	(6,147)	(7,877)

Net operating cash flows from Continuing operations	17,794	23,640	19,017

Net operating cash flows from Discontinued operations	1,502	1,724	1,137

Net operating cash flows	19,296	25,364	20,154

Purchases of property plant and equipment	(11,947)	(15,224)	(21,104)
Exploration expenditure	(816)	(986)	(1,321)
Exploration expenditure expensed and included in operating cash flows	670	698	1,026
Purchases of intangibles	(98)	(192)	(380)
Investment in financial assets	(15)	(1,168)	(455)
Investment in equity accounted investments	(71)	(44)	(84)
Net proceeds from investing activities	775	1,782	4,697

Net investing cash flows from Continuing operations	(11,502)	(15,134)	(17,621)

Net investing cash flows from Discontinued operations	(1,066)	(700)	(1,105)

Cash disposed on demerger of South32	(586)	–	–

Net investing cash flows	(13,154)	(15,834)	(18,726)

Net (repayment of)/proceeds from interest bearing liabilities	(728)	(1,011)	7,255
Dividends paid	(7,052)	(6,506)	(6,945)
Contributions from non-controlling interests	53	1,435	73
Other financing activities	(346)	(354)	(433)

Net financing cash flows from Continuing operations	(8,073)	(6,436)	(50)

Net financing cash flows from Discontinued operations	(203)	(32)	(148)

Net financing cash flows	(8,276)	(6,468)	(198)

Net (decrease)/increase in cash and cash equivalents from Continuing operations	(1,781)	2,070	1,346

Net increase/(decrease) in cash and cash equivalents from Discontinued operations	233	992	(116)

Cash disposed on demerger of South32	(586)	–	–

Net operating cash flows from Continuing operations after interest and tax decreased by 25 per cent to US$17.8 billion during FY2015. The major contributor was the US$7.7 billion decrease in cash generated from operations (after changes in working capital balances), which was partially offset by a decrease of US$2.1 billion in net taxes paid.

Net investing cash outflows from Continuing operations decreased by US$3.6 billion to US$11.5 billion during FY2015 and reflected a US$3.4 billion reduction in capital and exploration expenditure. Expenditure on growth projects totalled US$9.3 billion, including US$4.5 billion on Petroleum projects and US$4.8 billion on Minerals projects. Sustaining capital expenditure and other items totalled US$2.6 billion. Exploration expenditure was US$816 million, including US$670 million classified within net operating cash flows.

Net financing cash outflows from Continuing operations increased by US$1.6 billion to US$8.1 billion. A decrease in proceeds from interest bearing liabilities of US$2.6 billion, a decrease in contributions from non-controlling interests of US$1.4 billion and higher dividends paid to non-controlling interests of US$435 million were partially offset by a decrease in repayments of interest bearing liabilities of US$2.9 billion during FY2015.

1.15.5    Net debt and sources of liquidity

Our policies on debt and liquidity management pursue the following objectives:

•	a solid ‘A’ credit rating;

•	gearing to be a maximum of 40 per cent;

•	diversification of funding sources;

•	maintain borrowings and excess cash predominantly in US dollars.

Gearing and net debt

Net debt, comprising Interest bearing liabilities less Cash and cash equivalents, was US$24.4 billion, which represented a decrease of US$1.4 billion compared with the net debt position at 30 June 2014. Gearing, which is the ratio of net debt to net debt plus net assets, was 25.7 per cent at 30 June 2015, compared with 23.2 per cent at 30 June 2014. IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ does not require the Consolidated Balance Sheet to be restated for comparative periods. The FY2014 figures therefore includes assets and liabilities of the Businesses demerged with South32. For information relating to Discontinued operations refer to note 29 ‘Discontinued operations’ to the Financial Statements.

Cash and cash equivalents less overdrafts at 30 June 2015 was US$6.6 billion compared with US$8.8 billion at 30 June 2014. Included within Cash and cash equivalents were short-term deposits of US$5.8 billion compared with US$7.1 billion at 30 June 2014.

Funding sources

During FY2015, we issued the following long-term debt:

•	In March 2015, we issued an A$1.0 billion 3.000 per cent Australian bond due 2020.

•	In April 2015, we issued a three tranche Euro bond comprising €600 million Floating Rate Notes due 2020 paying three-month Euribor plus 0.350 per cent, €650 million 0.750 per cent bonds due 2022 and €750 million 1.500 per cent bonds due 2030.

None of our Group-level borrowing facilities are subject to financial covenants. Certain specific financing facilities in relation to specific Businesses are the subject of financial covenants that vary from facility to facility, but which would be considered normal for such facilities.

In addition to the Group’s uncommitted debt issuance programs, we hold the following committed standby facilities.

	Facility available 2015	Drawn 2015	Undrawn 2015	Facility available 2014	Drawn 2014	Undrawn 2014
	US$M	US$M	US$M	US$M	US$M	US$M
Revolving credit facility (1)	6,000	–	6,000	6,000	–	6,000

Total financing facilities	6,000	–	6,000	6,000	–	6,000

(1)	The Group’s committed US$6.0 billion revolving credit facility operates as a back-stop to the Group’s uncommitted commercial paper program. The combined amount drawn under the facility or as commercial paper will not exceed US$6.0 billion. As at 30 June 2015, US$ nil commercial paper was drawn (2014: US$ nil), therefore US$6.0 billion of committed facility was available to use (2014: US$6.0 billion). The revolving credit facility has a five-year maturity with one remaining one-year extension option. A commitment fee is payable on the undrawn balance and an interest rate comprising an interbank rate plus a margin applies to any drawn balance. The agreed margins are typical for a credit facility extended to a company with the Group’s credit rating.

Additional information regarding the maturity profile of our debt obligations and details of our standby and support agreements is included in note 23 ‘Financial risk management’ to the Financial Statements.

The Group’s credit ratings are currently A1/P-1 (Moody’s – long-term/short-term) and A+/A-1 (Standard & Poor’s – long-term/short-term). The credit ratings from both agencies remained unchanged in FY2015, however on 4 May 2015 Standard & Poor’s revised the Group’s ratings outlook to negative from stable.

1.15.6    Other information

Quantitative and qualitative disclosures about market risk

We identified our primary market risks in section 1.15.1 of this Annual Report. A description of how we manage our market risks, including both quantitative and qualitative information about our market risk sensitive instruments outstanding at 30 June 2015, is contained in note 23 ‘Financial risk management’ to the Financial Statements.

Off-balance sheet arrangements and contractual commitments

Information in relation to our material off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and commitments under leases at 30 June 2015 is provided in note 34 ‘Commitments’ and note 35 ‘Contingent liabilities’ to the Financial Statements.

Subsidiary information

Information about our significant subsidiaries is included in note 30 ‘Subsidiaries’ to the Financial Statements.

Related party transactions

Related party transactions are outlined in note 33 ‘Related party transactions’ to the Financial Statements.

Significant changes since the end of the year

Significant changes since the end of the year are outlined in note 36 ‘Subsequent events’ to the Financial Statements.

The Strategic Report is made in accordance with a resolution of the Board.

Jac Nasser AO

Chairman

Dated: 10 September 2015

2    Business overview

2.1    Business Groups

2.1.1    Petroleum and Potash Business

Our Petroleum and Potash Business headquartered in Houston, United States, comprises conventional and non-conventional oil and gas operations and a potash project based in Saskatchewan, Canada.

Petroleum

Our Petroleum Business includes exploration, development, production and marketing activities. We have a high-quality resource base concentrated in the United States and Australia. Our core production operations are located in the US Gulf of Mexico, Australia and Trinidad and Tobago (conventional) and Onshore US (unconventional). We produce crude oil and condensate, gas and natural gas liquids (NGLs).

Our overall production for FY2015 was 255.7 million barrels of oil equivalent (MMboe). This was mainly attributable to our US and Australian operations, which produced 162.3 MMboe and 77.7 MMboe, respectively, with the majority of US production coming from Onshore US, which produced 125.7 MMboe. Operations outside Australia and the United States delivered the remaining production volumes. Information relating to our oil and gas reserves is set out in section 2.3.1.

In line with our aim of simplification and a sharper strategic focus, we continue to evaluate our existing portfolio in order to optimise our position around our core business.

United States

Our production operations include the following:

Gulf of Mexico

We operate two fields in the Gulf of Mexico (Shenzi with a 44 per cent interest and Neptune with a 35 per cent interest) and hold non-operating interests in three other fields (Atlantis with a 44 per cent interest, Mad Dog with a 23.9 per cent interest, and Genesis with a 4.95 per cent interest). We have ongoing infill drilling in most of our Gulf of Mexico fields and also planned ongoing water injection wells at the Shenzi and Atlantis fields. All the fields are located between 155 and 210 kilometres offshore from the US state of Louisiana. We also own 25 per cent and 22 per cent, respectively, of the companies that own and operate the Caesar oil pipeline and the Cleopatra gas pipeline. These pipelines transport oil and gas from the Green Canyon area, where our Gulf of Mexico fields are located, to connecting pipelines that transport product onshore. Our US oil production is delivered to refineries along the Gulf Coast of the United States.

Onshore US

We produce oil, condensate, gas and NGLs in four shale areas: Eagle Ford, Permian, Haynesville and Fayetteville. Shale reservoirs are characterised by low permeability, so it is necessary to stimulate the reservoir to create additional permeability and, therefore, the flow of liquids and gas to the wellbore. Extracting oil and gas from shale involves hydraulic fracturing, which is a process developed to efficiently access supplies of oil and gas locked inside dense subsurface rock formations, such as shale. Hydraulic fracturing involves the use of water, sand and chemicals to fracture the hydrocarbon-bearing rock formation to allow the well to produce commercial volumes.

Prices for oil, NGLs and gas are based on US regional price indices, including West Texas Intermediate prices for oil, relevant published US regional gas indices for natural gas and Mont Belvieu prices for NGLs.

Eagle Ford

The Eagle Ford production operation is located primarily in the southern Texas counties of DeWitt, Karnes, McMullen and LaSalle. We produce oil, condensate, gas and NGLs from two fields, Black Hawk and Hawkville. The oil and gas produced is sold domestically in the United States, via connections to intrastate and interstate pipelines, and internationally through the export of processed condensate from Black Hawk. The Eagle Ford gathering system consists of 1,602 kilometres of gathering lines that deliver gathered volumes to five central delivery points (CDPs), from where processed volumes are transported to market.

Our Black Hawk acreage comprises 0.1 million net acres and is located primarily in the DeWitt and Karnes Counties in southern Texas. Our ownership interests range from five per cent to 100 per cent. A majority of our interest (50 per cent share) in the Black Hawk is held with Devon Energy. At 30 June 2015, we held an interest in approximately 772 gross wells and approximately 427 net wells. We acted as joint venture operator for approximately 15 per cent of our gross wells.

Our Hawkville acreage comprises 0.2 million net acres and is located primarily in the McMullen and La Salle Counties in southern Texas. Our ownership interests range from nine per cent to 100 per cent. At 30 June 2015, we held an interest in approximately 494 gross wells and approximately 409 net wells. We acted as joint venture operator for approximately 84 per cent of our gross wells.

Permian

The Permian production operation consists of 0.2 million net acres and is primarily located in the western Texas county of Reeves. We produce oil, gas and NGLs. The oil and gas produced is sold domestically in the United States, via connections to intrastate and interstate pipelines. Our ownership interests range from 14 per cent to 100 per cent. At 30 June 2015, we held an interest in approximately 81 gross wells and approximately 75 net wells. We acted as joint venture operator for approximately 93 per cent of our gross wells. The Permian gathering system consists of 145 kilometres of gathering lines that deliver gathered volumes to third party CDPs, from where processed volumes are transported to market. During FY2015, as part of our continued focus on investing and operating core assets, we sold our interest in our upstream Onshore US Pecos shale operation, located in the Permian Basin, to Silverback Exploration, LLC for a cash consideration of US$75 million. We also sold our Pecos midstream operations to EagleClaw Midstream, LLC for a cash consideration of US$52 million.

Haynesville

The Haynesville production operation is located primarily in northern Louisiana and consists of 0.2 million net acres. We produce gas that is sold domestically in the United States, via connections to intrastate and interstate pipelines. Our ownership interests range from less than one per cent to 100 per cent. At 30 June 2015, we held an interest in approximately 1,045 gross wells and approximately 395 net wells. We acted as joint venture operator for approximately 37 per cent of our gross wells. During FY2015, as part of our continued focus on investing and operating core assets, we sold our interest in our Onshore North Louisiana conventional operations to JW Operating Company for a cash consideration of US$135 million.

Fayetteville

The Fayetteville production operation is located in north central Arkansas and consists of 0.4 million net acres. We produce gas that is sold domestically in the United States, via connections to intrastate and interstate pipelines. Our ownership interests range from less than one per cent to 100 per cent. At 30 June 2015, we held an interest in approximately 4,950 gross wells and approximately 1,070 net wells. We acted as joint venture operator for approximately 20 per cent of our gross wells. The Fayetteville gathering system consists of 763 kilometres of gathering lines that deliver gathered volumes to 14 CDPs, from where processed volumes are transported to market.

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

We sell the majority of our Bass Strait crude oil and condensate production to refineries along the east coast of Australia under 12-month contracts. The contract price is based on the average Dated Brent price. Gas is piped onshore to the joint venture’s Longford processing facility, from where we sell our share of production to domestic distributors under contracts with periodic price reviews. Liquefied petroleum gas (LPG) is dispatched via pipeline, road tanker or sea tanker. Ethane is dispatched via pipeline to petrochemical plants in western Melbourne.

Minerva

We are the operator of Minerva (90 per cent interest), a gas field located 11 kilometres south-southwest of Port Campbell in western Victoria. The operation consists of two subsea wells, with gas piped onshore to a processing plant. After processing, the gas is delivered into a pipeline and sold domestically under long-term contracts.

North West Shelf

We are a joint venture participant in the North West Shelf Project, located approximately 125 kilometres northwest of Dampier in Western Australia. The North West Shelf Project supplies gas to the Western Australian domestic market, mainly under long-term contracts, and liquefied natural gas (LNG) to buyers in Japan, South Korea and China under a series of long-term contracts.

North West Shelf gas is piped from the fields to the Karratha Gas Plant for processing. LPG, condensate and LNG are transported to market by ship, while domestic gas is transported by the Natural Gas and Pilbara Energy pipelines. We are also a joint venture partner in four nearby oil fields – Cossack, Wanaea, Lambert and Hermes. All North West Shelf gas and oil joint ventures are operated by Woodside.

Pyrenees

We operate six oil fields in Pyrenees, which are located offshore approximately 23 kilometres northwest of Northwest Cape, Western Australia. We had an effective 62 per cent interest in the fields as at 30 June 2015, based on inception-to-date production from two permits in which we have interests of 71.43 per cent and 40 per cent, respectively. The project uses a floating, production, storage and off-take (FPSO) facility. The crude oil produced is sold internationally on the spot market.

Macedon

We are the operator of Macedon (71.43 per cent interest), an offshore gas field located approximately 75 kilometres west of Onslow, Western Australia, and an onshore gas processing facility, located approximately 17 kilometres southwest of Onslow. The operation achieved first gas in August 2013 and consists of four subsea wells, with gas piped onshore to the processing plant. After processing, the gas is delivered into a pipeline and sold into the Western Australian domestic market, mainly under long-term contracts.

Stybarrow

We are the operator of Stybarrow (50 per cent interest), an oil field located 55 kilometres west-northwest of Exmouth, Western Australia. The project uses a FPSO facility. The crude oil produced is sold internationally on the spot market. Stybarrow reached the end of its field life and ceased production on 30 June 2015.

Other production operations

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

United Kingdom

We hold a 16 per cent non-operating interest in the Bruce oil and gas field in the North Sea and operate the Keith oil and gas field (31.83 per cent interest), a subsea tie-back. Oil and gas from both fields is processed via the Bruce platform facilities.

Pakistan

We operate the Zamzama gas project (38.5 per cent interest) in the Sindh province of Pakistan. Both gas and condensate are sold domestically under term contracts in accordance with the Pakistan Government’s pricing policies.

During February 2015, BHP Billiton and Tri-Resources Investments Inc. (a subsidiary of the Hashoo Group) signed a share purchase agreement for the acquisition by Tri-Resources of BHP Billiton’s entire interest in BHP Petroleum (Pakistan), which holds a 38.5 per cent interest in the Zamzama Joint Venture. Completion of the transaction is subject to receipt of regulatory approvals and other customary closing conditions.

Information on Petroleum operations

The following table contains additional details of our production operations. This table should be read in conjunction with the production (refer to section 2.2.1) and reserve tables (refer to section 2.3.1).

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
United States
Neptune (Green Canyon 613)
Offshore deepwater Gulf of Mexico (1,300m)	Oil and gas	BHP Billiton 35% Marathon Oil 30% W&T Offshore 20% Maxus US Exploration 15%	BHP Billiton	Lease from US Government as long as oil and gas produced in paying quantities	50 Mbbl/d oil 50 MMcf/d gas	Permanently moored tension leg platform (TLP)

Shenzi (Green Canyon 653)
Offshore deepwater Gulf of Mexico (1,310m)	Oil and gas	BHP Billiton 44% Hess Corporation 28% Repsol 28%	BHP Billiton	Lease from US Government as long as oil and gas produced in paying quantities	100 Mbbl/d oil 50 MMcf/d gas	Stand-alone TLP Genghis Khan field (part of same geological structure) tied back to Marco Polo TLP

Atlantis (Green Canyon 743)
Offshore deepwater Gulf of Mexico (2,155m)	Oil and gas	BHP Billiton 44% BP 56%	BP	Lease from US Government as long as oil and gas produced in paying quantities	200 Mbbl/d oil 180 MMcf/d gas	Permanently moored semi-submersible platform

Mad Dog (Green Canyon 782)
Offshore deepwater Gulf of Mexico (1,310m)	Oil and gas	BHP Billiton 23.9% BP 60.5% Chevron 15.6%	BP	Lease from US Government as long as oil and gas produced in paying quantities	80 Mbbl/d oil 60 MMcf/d gas	Permanently moored integrated truss spar, facilities for simultaneous production and drilling operations

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
Genesis (Green Canyon 205)
Offshore deepwater Gulf of Mexico (approximately 790m)	Oil and gas	BHP Billiton 4.95% Chevron 56.67% ExxonMobil 38.38%	Chevron	Lease from US Government as long as oil and gas produced in paying quantities	55 Mbbl/d oil 72 MMcf/d gas	Floating cylindrical hull (spar) moored to seabed with integrated drilling facilities

Onshore US Eagle Ford
Blackhawk / Hawkville Onshore, southern Texas	Oil, condensate, gas and NGL

Blackhawk – BHP Billiton working interest in wells range from 5% to 100%

BHP Billiton average net working interest is approximately 55%

Largest partners include Devon Energy

Hawkville – BHP Billiton working interest in wells range from 9% to 100%

BHP Billiton average net working interest is approximately 83%

Largest partners include Lewis Energy, Swift Energy & Hunt Oil Company

Blackhawk – BHP Billiton operated approximately 15% of approximately 772 gross wells Hawkville – BHP Billiton operated approximately 84% of approximately 494 gross wells

Blackhawk – we currently own leasehold interests in approximately 0.1 million net acres

Leases associated with producing wells remain in place as long as oil and gas is produced in paying quantities

Hawkville – we currently own leasehold interests in approximately 0.2 million net acres

Leases associated with producing wells remain in place as long as oil and gas is produced in paying quantities

Blackhawk – average daily production during FY2015 130 MMcf/d gas 82 Mbbl/d oil and condensate

24 Mbbl/d NGL

Hawkville – average daily production during FY2015 168 MMcf/d gas

15 Mbbl/d oil and condensate

17 Mbbl/d NGL

Producing oil and gas wells and associated pipeline and compression facilities

Permian
Permian, western Texas	Oil, gas and NGL	BHP Billiton working interest in wells range from 14% to 100% BHP Billiton average net working interest is approximately 93% Residual ownership held by multiple partners	BHP Billiton operated approximately 93% of approximately 81 gross wells	We currently own leasehold interests in approximately 0.2 million net acres Leases associated with producing wells remain in place as long as oil and gas is produced in paying quantities	Average daily production during FY2015 30 MMcf/d gas 10 Mbbl/d oil and condensate 4 Mbbl/d NGL	Producing oil and gas wells with associated gathering systems, processing plant and compression facilities

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
Haynesville
Haynesville, northern Louisiana and eastern Texas	Gas	BHP Billiton working interest in wells range from less than 1% to 100% BHP Billiton average networking interest is approximately 38% Largest partners include Chesapeake Energy and Exco Resources	BHP Billiton operated approximately 37% of approximately 1,045 gross wells	We currently own leasehold interests in approximately 0.2 million net acres Leases associated with producing wells remain in place as long as oil and gas is produced in paying quantities	Average daily production during FY2015 446 MMcf/d gas	Producing gas wells with an associated pipeline owned by a third party and compression infrastructure

Fayetteville
Fayetteville, northern central Arkansas	Gas	BHP Billiton working interest in wells range from less than 1% to 100% BHP Billiton average net working interest is approximately 22% Largest partners include Southwestern Energy and XTO Energy	BHP Billiton operated approximately 20% of approximately 4,950 gross wells	We currently own leasehold interests in approximately 0.4 million net acres Leases associated with producing wells remain in place as long as oil and gas is produced in paying quantities	Average daily production during FY2015 379 MMcf/d gas	Producing gas wells with associated pipeline and compression infrastructure

Australia

Bass Strait
Offshore and onshore Victoria	Oil and gas

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

Production from North Rankin and Perseus processed through the interconnected North Rankin A and North Rankin B platforms

Production from Goodwyn and Searipple processed through Goodwyn A platform

4 subsea wells in Perseus field tied into Goodwyn A platform

Production from Angel field processed through Angel platform

Onshore gas treatment plant at Withnell Bay processes gas for domestic market

5-train LNG plant

North West Shelf
Offshore Western Australia Wanaea Cossack Lambert and Hermes fields	Oil	BHP Billiton 16.67% Woodside 33.34% BP, Chevron, Japan Australia LNG (MIMI) 16.67% each	Woodside Petroleum Ltd	3 production licences issued by Australian Government in September 2014 expire in 2018, 2033, and 2035 respectively	Production: 60 Mbbl/d Storage: 1 MMbbl	FPSO unit

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
Pyrenees
Offshore Western Australia Crosby Moondyne Wild Bull Tanglehead Stickle and Ravensworth fields	Oil	WA-42-L permit: BHP Billiton 71.43% Apache PVG 28.57% WA-43-L permit: BHP Billiton 40% Apache APG Permits 31.5% Inpex Alpha 28.5%	BHP Billiton	Production licence issued by Australian Government expires 5 years after production ceases	Production: 96 Mbbl/d oil Storage: 920 Mbbl	24 subsea well completions (19 producers, 4 water injectors, 1 gas injector), FPSO

Macedon
Offshore and onshore Western Australia	Gas and condensate	WA-42-L permit BHP Billiton 71.43% Apache PVG 28.57%	BHP Billiton	Production licence issued by Australian Government expires 5 years after production ceases	Production: 200 MMcf/d gas 20 bbl/d condensate	4 well completions Single flow line transports gas to onshore gas processing facility Gas plant located approximately 17 km southwest of Onslow

Stybarrow
Offshore Western Australia Stybarrow and Eskdale fields	Oil and gas	BHP Billiton 50% Woodside 50%	BHP Billiton	Production licence issued by Australian Government expires 5 years after production ceases	Production: 80 Mbbl/d oil Storage: 900 Mbbl	10 subsea well completions (6 producers, 3 water injectors, 1 gas injector) Gas production is reinjected Ceased production in June 2015

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
Other production operations

Trinidad and Tobago

Greater Angostura
Offshore Trinidad and Tobago	Oil and gas	BHP Billiton 45% National Gas Company 30% Chaoyang 25%	BHP Billiton	Production sharing contract with the Trinidad and Tobago Government entitles us to operate Greater Angostura until 2026	100 Mbbl/d oil 280 MMcf/d gas

Integrated oil and gas development: central processing platform connected to the Kairi-2 platform and gas export platform with 3 satellite wellhead protector platforms and flow lines

Oil pipeline from processing platform to storage and export at Guayaguayare

Gas supplied to Trinidad and Tobago domestic markets

Algeria

ROD Integrated Development
Onshore Berkine Basin, 900 kilometres southeast of Algiers, Algeria	Oil	BHP Billiton 45% interest in 401a/402a production sharing contract ENI 55% BHP Billiton effective 38% interest in ROD unitised integrated development ENI 62%	Joint Sonatrach/ENI entity	Production sharing contract with Sonatrach (title holder) Expires in 2016 with option for two 5-year extensions under certain conditions specified in the contracts	Approximately 80 Mbbl/d oil	Development and production of 6 oil fields 2 largest fields (ROD and SFNE) extend into neighbouring blocks 403a, 403d Production through dedicated processing train on block 403

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
United Kingdom

Bruce/Keith
Offshore North Sea, UK	Oil and gas	Bruce: BHP Billiton 16% BP 37% Total SA 43.25% Marubeni 3.75% Keith: BHP Billiton 31.83% BP 34.84% Total SA 25% Marubeni 8.33%	Bruce – BP Keith – BHP Billiton	3 production licences issued by UK Government expire in 2018 and 2046 and end of life of field	920 MMcf/d gas	Integrated oil and gas platform Keith developed as tie-back to Bruce facilities

Pakistan

Zamzama
Onshore Sindh Province, Pakistan	Gas and condensate	BHP Billiton 38.5% ENI Pakistan 17.75% PKP Exploration 9.375% PKP Exploration 2 9.375% Government Holdings 25%	BHP Billiton	20-year development and production lease from the Pakistan Government expires in 2022 (option to extend 5 years)	500 MMcf/d gas 3,350 bbl/d condensate	10 production wells 4 process trains 2 front end compression trains

Capital projects

United States

Onshore US

The development phase of an onshore shale operation requires an extensive drilling and completion program, which may include associated gas compression and treatment facilities and connecting pipelines. Shale development has a repetitive, manufacturing-like nature that provides opportunities for increased efficiency. Much of our development of the shale reservoirs utilises horizontal drilling, with average lateral lengths between 1,500 and 1,600 metres. We enter into service contracts with third parties to provide drilling and completion services at our operated sites. At the end of FY2015, we had 10 drilling rigs in operation.

BHP Billiton’s Onshore US drilling and development expenditure in FY2015, which is presented on an accruals basis within this section, was US$3.3 billion (FY2014: US$4.2 billion). The expenditure was primarily related to drilling and completion activities in our liquids-rich Black Hawk and Permian fields, while deferring development in areas that are predominantly gas.

Eagle Ford capital expenditure for FY2015 was US$2.1 billion (FY2014: US$3.1 billion). The expenditure was primarily related to drilling and completion activities, resulting in 188 net development wells completed during the period. Of the US$2.1 billion, approximately US$95 million was spent on the installation of more than 52 kilometres of pipeline infrastructure and additional gas processing facilities. The operated rig count was seven for the year (FY2014: 17).

Permian capital expenditure for FY2015 was US$0.7 billion (FY2014: US$0.5 billion). The expenditure was primarily related to drilling and completion activities, resulting in 45 net development wells completed during the year. Of the US$0.7 billion, approximately US$54 million was spent on the installation of more than 101 kilometres of pipeline infrastructure and additional gas processing facilities. The operated rig count was three for the year (FY2014: four).

Haynesville capital expenditure for FY2015 was US$0.3 billion (FY2014: US$0.4 billion). The expenditure was primarily related to drilling and completion activities, resulting in 25 net development wells completed during the year. There were no operated rigs in Haynesville at the end of this year (FY2014: three).

Fayetteville capital expenditure for FY2015 was US$0.2 billion (FY2014: US$0.2 billion). The expenditure was primarily related to participation in drilling and completion activities for wells operated by third parties, resulting in 45 net development wells completed during the year.

Our Onshore US capital investment is expected to decrease to US$1.5 billion in FY2016 in response to changes in the global commodity markets. This includes an operated rig count of nine for the period, with shale oil investment accounting for approximately 80 per cent of the investment. Our decision to cut spending will mean deferring gas volumes in the near term with our drilling programs in the Fayetteville and Haynesville areas remaining temporarily suspended. However, we expect to realise greater value by developing our acreage as prices recover.

Australia

Bass Strait Kipper gas field development

Initial development of the Kipper gas field in the Gippsland Basin, located offshore from Victoria, was approved by the Board in December 2007. A supplemental approval of the development was granted in January 2011. The first phase of the project included two new subsea wells, three new pipelines and platform modifications to supply 10 thousand barrels per day (Mbbl/d) of condensate and 80 million cubic feet per day (MMcf/d) of gas.

Gas and liquids will be processed via the existing Gippsland Basin Joint Venture facilities. The Kipper gas field development comprises the Kipper Unit Joint Venture and the Gippsland Basin Joint Venture. We own a

32.5 per cent interest in the Kipper Unit Joint Venture, with Esso Australia owning 32.5 per cent and Santos owning 35 per cent. We own a 50 per cent interest in the Gippsland Basin Joint Venture, with Esso Australia owning the remaining 50 per cent.

The main Kipper gas field facilities were completed in September 2012; however, first production has not yet commenced due to the need to provide for mercury removal. Funding for the installation of the mercury treatment facilities of US$120 million was approved in March 2014, with completion expected to occur in CY2016. Our share of costs incurred to 30 June 2015 was US$59 million.

Bass Strait Turrum field development

Further expansion of the Gippsland Basin facilities is underway following approval by the Board in July 2008 of the full field development of the Turrum oil and gas field. A supplemental approval of the development was obtained in January 2011. The project consists of five wells and a new platform, Marlin B, linked by a bridge to the existing Marlin A platform. The Turrum field, which has a capacity of 11 Mbbl/d of oil and 200 MMcf/d of gas, is located 42 kilometres offshore in approximately 60 metres of water. Our share of development costs is approximately US$1.4 billion, of which US$1.3 billion was incurred as of 30 June 2015.

The Turrum field development operates under the Gippsland Basin Joint Venture, in which we own a 50 per cent interest, with Esso Australia owning the remaining 50 per cent. Initial production of low carbon dioxide gas through the Turrum facilities occurred in June 2013. High carbon dioxide gas production from the Turrum reservoir will come online with completion of the Longford Gas Conditioning Plant in CY2016.

Bass Strait Longford Gas Conditioning

The Longford Gas Conditioning Plant (LGCP) Project was approved by the Board in December 2012 to enable the production of Turrum reserves plus the production of Kipper and other undeveloped high carbon dioxide content hydrocarbons. The Project scope includes a carbon dioxide extraction facility, brownfield tie-ins, an electrical upgrade and multiple supporting utilities. Our share of development costs is approximately US$520 million, of which US$356 million was incurred as of 30 June 2015. First gas production is expected in CY2016. Esso Australia is the operator of the LGCP, owning a 50 per cent interest and BHP Billiton owns the remaining 50 per cent.

North West Shelf Greater Western Flank–A

The North West Shelf Greater Western Flank–A (GWF-A) gas project was approved by the Board in November 2011 to recover gas from the Goodwyn H and Tidepole fields. The project consists of a five well subsea tie-back of the Goodwyn H and Tidepole fields to the Goodwyn A platform. The Goodwyn A platform is located in 130 metres of water, approximately 130 kilometres offshore from Karratha on the northwest coast of Australia. Our share of development costs is approximately US$400 million, of which US$237 million was incurred as of 30 June 2015. First gas production is expected in CY2016. Woodside is the operator and we own a 16.67 per cent interest.

Significant evaluation activities

We perform development evaluation activities to determine the technical feasibility and commercial viability of prospective projects after exploration and appraisal. Our significant recent evaluation activities include the following:

United States

Mad Dog Phase 2

The Mad Dog Phase 2 project is in response to the successful Mad Dog South appraisal well, which confirmed significant hydrocarbons in the southern portion of the Mad Dog field. The project was sent back to study phase in 2013, following which a revised development concept was selected by the owners. The revised concept will undergo further refinement and undertake additional investigations in FY2016. BP is the operator and we hold a 23.9 per cent working interest.

Australia

Scarborough

Development planning for the large Scarborough gas field offshore Western Australia is in progress. Following an assessment, floating LNG has been selected as the preferred development option. Further work to optimise the preferred development option is ongoing. Esso is the operator of the WA-1-R lease and we hold a 50 per cent working interest. We are the operator of, and have a 100 per cent working interest in, the adjacent Thebe discovery and the WA-346-P block.

North West Shelf Other – Greater Western Flank ‘2’

Planning continues for the development of Greater Western Flank ‘2’. Greater Western Flank ‘2’ represents the second phase of development of the core Greater Western Flank fields, behind the GWF-A development, and is located to the southwest of the existing Goodwyn A platform. Woodside is the operator and we own a 16.67 per cent share. During FY2015, the project scope was further defined, with a final investment decision expected in CY2015.

Exploration and appraisal

Our exploration strategy is to focus on material opportunities, at high working interest, with a bias for liquids and operatorship. While the majority of the expenditure incurred was in our Gulf of Mexico, Western Australia and Trinidad and Tobago focus areas, we also incurred expenditure in South Africa, Brazil, South-East Asia, India and Onshore US.

Access

In FY2015, we accessed acreage in the US sector of the Gulf of Mexico and in Trinidad and Tobago and Barbados. In the Gulf of Mexico, we were awarded 14 blocks (100 per cent working interest and operator on all blocks; 315 square kilometres) from Lease Sale 238 held during the September 2014 quarter. In addition, BHP Billiton was also awarded all nine of its high bid leases, totalling 210 square kilometres in Central Lease Sale 235 in the June 2015 quarter. In the Caribbean, we finalised production sharing contracts and joint operating agreements for a 65 per cent interest and operatorship in Trinidad and Tobago Blocks 3 and 7 (totalling 2,096 square kilometres) with BG Group Ltd, and signed exploration licences for Barbados Blocks Bimshire and Carlisle Bay (100 per cent working interest; 5,004 square kilometres).

Exploration program expenditure details

During FY2015, our gross expenditure on exploration was US$567 million, of which US$481 million was expensed.

Exploration and appraisal wells drilled or in the process of drilling during the year:

Well	Location	Target	BHP Billiton equity	Spud date	Water depth	Total well depth	Status
Shenzi North-2	Gulf of Mexico GC609	Oil	44% (Operator)	9 April 2015	1,309 metres	8,733 metres	Plugged and abandoned; currently sidetracking

Shenzi North-ST1	Gulf of Mexico GC609	Oil	44% (Operator)	14 June 2015	1,309 metres	8,238 metres	Drilling

In the Gulf of Mexico, we drilled the Shenzi North-2 exploration well on Green Canyon Block 609 (44 per cent working interest and operator) during the June 2015 quarter. The lower section of the hole was plugged and abandoned and associated costs expensed. We are currently drilling a sidetrack to further test the opportunity. Significant investment in seismic data acquisition, licensing and reprocessing were also completed in order to evaluate prospectivity in our focus areas.

In Western Australia, we continue to evaluate exploration potential in line with our strategic priorities. To assist this, we are participating in a regional multi-client 3D seismic survey totalling 10,032 square kilometres. The program is anticipated to be completed by the first half of FY2016.

In Trinidad and Tobago, we completed the acquisition of 21,220 square kilometres of 3D seismic data over Blocks 3, 5, 6, 7, 14, 23a, 23b, 28 and 29 by the end of the March 2015 quarter. Evaluation of this information is ongoing. Regional environmental and geological surveys were also carried out during the year, as part of our ongoing assessment programs.

In South Africa, we hold 100 per cent exploration rights to Block 3B/4B off the west coast of South Africa. In FY2014, we completed the processing of the 10,075 square kilometres of 3D seismic survey that was acquired in FY2013. Evaluation of this information is ongoing.

In Brazil, we are planning to acquire 3D seismic data over our two blocks in the deepwater Foz do Amazonas Basin, to fulfil our minimum work commitment.

In Malaysia, we completed the acquisition of 2,941 square kilometres of 3D seismic survey over Block SK-2A and formally assigned our 60 per cent interest and operatorship in Block N to Total during the June 2015 quarter.

In the Philippines, we finalised the re-assignment of our 75 per cent interest and operatorship to PNOC, completing our exit from the region during the June 2015 quarter.

In India, together with the operator BG, we have notified the government of our intent to exit our remaining 50 per cent interest in one deepwater block acquired during the NELP IX licensing round. We are currently awaiting government approval of our exit of nine operated blocks acquired during the NELP VII and VIII licensing rounds and one non-operated block acquired during the NELP IX licensing round.

In Onshore US, we continue to evaluate opportunities aligned with our strategic priorities, leveraging the expertise gained from our production units.

Drilling

The number of wells in the process of drilling and/or completion as of 30 June 2015 was as follows:

	Exploratory wells		Development wells		Total
	Gross	Net (1)	Gross	Net (1)	Gross	Net (1)
Australia	–	–	5	1	5	1
United States	1	–	236	108	237	109
Other	–	–	–	–	–	–

Total	1	–	241	109	242	110

(1)	Represents our share of the gross well count.

Delivery commitments

We have delivery commitments of gas and LNG of approximately 2,180 billion cubic feet through FY2031 (82 per cent Australia and Asia, eight per cent United States and 10 per cent Other), crude and condensate commitments of 17.3 million barrels through FY2022 (51 per cent United States, 39 per cent Australia and Asia and 10 per cent Other) and LPG commitments of 332,072 metric tonnes through FY2017. We have sufficient proved reserves and production capacity to fulfil these delivery commitments.

We have obligations for contracted capacity on transportation pipelines and gathering systems on which we are the shipper. In FY2016, volume commitments to gather and transport are 1,123 billion cubic feet of gas (97 per cent Onshore US and three per cent Other) and 42.4 million barrels of oil (51 per cent Onshore US and 49 per cent Offshore US). The agreements with the gas gatherers and transporters have annual escalation clauses.

Potash

Our Potash strategy is to build a material industry position over the long term.

We hold exploration permits and mining leases, issued by the Government of Saskatchewan, covering more than 16,000 square kilometres of mineral rights in the province of Saskatchewan in Canada. The Government of Saskatchewan has issued a Potash Lease Special Agreement (KLSA) for the Jansen Potash Project, which provides long-term security of tenure to allow the ongoing development and subsequent operation of Jansen for the life of the operation.

We have progressively explored our permit areas over the past eight years and continue to evaluate their economic development potential. We are converting our exploration permits to long-term mining leases as these permits mature in order to enable further evaluation. To date, we have secured more than 8,000 square kilometres under long-term mining leases.

We continue to progress Jansen, a greenfield potash project, located approximately 140 kilometres east of Saskatoon in south-central Saskatchewan. We believe Jansen is one of the world’s best undeveloped potash resources and is likely to be a low-cost source of supply once fully developed. Investment in Jansen could underpin a potential fifth Business within BHP Billiton, given the opportunity to develop a multi-decade, multi-mine basin in Saskatchewan.

On 20 August 2013, we announced an additional US$2.6 billion investment in Jansen, bringing total approved spending to US$3.8 billion. This investment is funding the excavation and lining of the Project’s production and service shafts, and the installation of essential surface infrastructure and utilities and was 46 per cent complete as of 30 June 2015.

The level of expenditure on the Project in FY2015 was US$423 million. Shaft excavation is progressing, while the construction workforce camp and service shaft permanent headframe have been completed. Necessary infrastructure work continues to be progressed.

With our investment premised on the attractive longer-term market fundamentals for potash, we will continue to modulate the pace of development. The introduction of one or more minority partners, consistent with our approach for some of our other resource operations, will be considered at the appropriate time.

On the basis of our current projections and subject to Board approval, Jansen is likely to ramp-up production in the decade beginning 2020.

We are continuing to evaluate other areas for which we have exploration permits in the Saskatchewan potash basin, including Young, Boulder, Burr and Melville, through analysis of the extensive data collected from successive exploration programs.

In October 2014, the management of the closed mine sites associated with Base Metals North America was transitioned from the Potash to the Petroleum Business. All locations are in care and maintenance or in various stages of closure.

As at 1 August 2015, management of the Jansen Potash Project transferred from the Petroleum Business to BHP Billiton’s Chief Commercial Officer.

2.1.2    Copper Business

Our Copper Business, headquartered in Santiago, Chile, is one of the world’s leading producers of copper concentrate and cathode, uranium oxide, and a producer of zinc concentrate. Our portfolio of mining operations includes the Escondida mine in Chile, a leading producer of copper, and Olympic Dam in South Australia, a major producer of copper and uranium oxide. Our total copper production in FY2015 was 1.7 million tonnes (Mt). Our concentrate production, which represents 60 per cent of total production, results from flotation of sulphide ores mined at our Escondida and Antamina mines. Oxide ores and sulphide ores amenable to leaching are mined and processed into copper cathode, using conventional heap leaching, followed by solvent extraction and electrowinning processes at Escondida, Cerro Colorado and Spence. Copper cathode is also produced at Olympic Dam, where sulphide ores are processed through conventional flotation and the resulting concentrate is further transformed into cathodes through a smelting and refining process.

We market four primary products: copper cathodes, copper concentrates, zinc concentrates and uranium oxide. We sell our copper cathode production to wire rod mills, brass mills and casting plants around the world under contracts with prices at premiums to the London Metal Exchange (LME) or the Commodity Exchange Inc (COMEX) prices. We sell the majority of our uranium oxide to electricity generating utilities, principally in Western Europe, North America and East Asia. Uranium is typically sold under a mix of long-term and short-term contracts. We sell most of our copper and zinc concentrates to smelters located in diversified geographic markets such as China, South America, Japan, India and South Korea. Treatment charges and refining charges (collectively referred to as TCRCs) are negotiated with counterparties on a variety of tenors, trending towards shorter-term, more market-based pricing periods (less than one year). Some of the ores we mine contain quantities of silver and gold, which remain in the base metal concentrates we sell, and are typically subject to payment credits. We sell refined silver and gold from Olympic Dam. Our five operating assets, which are located in South America and Australia, consist of the following:

Americas

Escondida

Our 57.5 per cent owned and operated Escondida mine is a leading producer of copper. Located in the Atacama Desert in northern Chile, Escondida employs approximately 12,000 operational employees and contractors and has the capacity to move in excess of 1.3 Mt of material per day. Its two open-cut pits currently feed three concentrator plants, Laguna Seca, Los Colorados and the recently commissioned Organic Growth Project 1 (OGP1), as well as two leaching operations (oxide and sulphide). The Los Colorados concentrator plant will be placed into care and maintenance once OGP1 ramp-up has been completed as current water source volumes cannot sustain the operation of three concentrators at nominal capacity. Escondida is assessing extending the life of the Los Colorados concentrator plant on the completion of the Escondida Water Supply (EWS) project based on the availability of water and mine stability. All three concentrator plants use grinding and flotation technologies to produce copper concentrate. In FY2015, our share of Escondida production was 526.7 kilotonnes (kt) of payable copper in concentrate and 178.4 kt of copper cathode. Escondida production for FY2016 will be impacted by an anticipated 27 per cent decline in ore grades. This will be partly offset by increased throughput, enabled by the completion of the OGP1 and operational improvements. The reserve life is discussed in section 2.3.2.

The availability of key inputs like power and water at competitive prices is an important focus for our Copper Business. In November 2013, we awarded a long-term energy agreement to a consortium consisting of Korea Southern Power Co. and Samsung Construction & Trading Corp. for the development, operation and maintenance of a 517 megawatt (MW) combined-cycle gas-fired power plant (Kelar power plant) in the town of Mejillones, Chile. The plant, which will be connected to the Northern Interconnected Grid (SING), will supply the increasing demand for electricity at our operations. Construction work is progressing as planned with (65.4 per cent completed as of 30 June 2015) and production is expected to begin in the October 2017 quarter.

A contract for the supply of natural gas to the Kelar power plant has been secured with Gas Natural Fenosa. First deliveries are scheduled to commence in CY2016, which will tie-in with the commissioning and commercial operation of the Kelar plant.

To address limitations on the availability of water, we desalinate sea water and carefully manage our use and reuse of available water. The EWS project, which involves the construction of a second desalination plant, will reduce our reliance on the region’s aquifers and help meet our environmental commitments. The EWS project is expected to be commissioned in CY2017.

Pampa Norte

Pampa Norte consists of two operations – Spence and Cerro Colorado. Copper cathode is produced at both operations following a leaching, solvent extraction and electrowinning process.

Our wholly owned Spence copper mine is located in the Atacama Desert, 162 kilometres northeast of Antofagasta in Chile. During FY2015, Spence produced 171.4 kt of high-quality copper cathode, using oxide and sulphide ore treatment through leaching, solvent extraction and electrowinning processes. The reserve life is discussed in section 2.3.2.

Our wholly owned Cerro Colorado mine, located in the Atacama Desert, 120 kilometres east of Iquique in Chile, remains a significant producer of copper cathode, although production levels have fallen in recent years as grades have declined. Despite this, production in FY2015 reached 78.2 kt of copper cathode. The reserve life is discussed in section 2.3.2. The extension of the existing environmental and mining licences to continue to enable Cerro Colorado to operate beyond December 2016 is currently pending approval.

Antamina

We own 33.75 per cent of Antamina, a large, low-cost copper and zinc mine in north central Peru. Antamina’s total production for FY2015 was 107.7 kt of copper in concentrate and 66.4 kt of zinc in concentrate. Antamina also produces molybdenum and lead/bismuth concentrate, as well as small amounts of silver in the form of by-products. The reserve life is discussed in section 2.3.2.

In FY2015, following the identification of a number of debottlenecking opportunities, Antamina successfully increased nominal milling capacity to 53 million tonnes per annum (Mtpa).

Australia

Olympic Dam

Our wholly owned Olympic Dam mine is a producer of copper cathode and uranium oxide and a refiner of gold and silver bullion. The site includes an underground mine, where the primary method of ore extraction is long-hole open stoping with cemented aggregate fill, and an integrated metallurgical processing plant.

The underground mine extracts copper uranium ore and hauls the ore by an automated train and trucking network feeding underground crushing, storage and ore hoisting facilities. The processing plant consists of two grinding circuits in which high-quality copper concentrate is extracted from sulphide ore through a flotation extraction process. The operation includes a fully integrated metallurgical complex with a grinding and concentrating circuit, a hydrometallurgical plant incorporating solvent extraction circuits for copper and uranium, a copper smelter, a copper refinery and a recovery circuit for precious metals.

The Svedala mill, which accounts for approximately 60 per cent of Olympic Dam’s production, experienced an electrical failure in January 2015. Repairs were completed by June 2015 and the mill is now operating at full capacity. In FY2015, Olympic Dam produced 124.5 kt of copper cathode, 3.1 kt of uranium oxide, 104.8 kilo-ounces (koz) of refined gold and 724 koz of refined silver. The reserve life is discussed in section 2.3.2.

Cannington

In May 2015, our Cannington silver-lead-zinc mine was included in the demerger of South32. Further information can be found in sections 1.3.7, 1.6.4, and 2.1.7 and note 29 ‘Discontinued operations’ to the Financial Statements.

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

3 concentrator plants extract copper concentrate from sulphide ore by flotation extraction process

2 solvent extraction plants produce copper cathode

Nominal capacity: 153.7 Mtpa (nominal milling capacity) and 350 ktpa copper cathode (nominal capacity of tank house)

Two 168 km concentrate pipelines

167 km water pipeline Port facilities at Coloso, Antofagasta

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

							Spence-owned transmission lines connect to Chile’s northern power grid Electricity purchased under contract	Processing and crushing facilities, separate dynamic (on-off) leach pads, solvent extraction plant, electrowinning plant Nominal capacity of tank house: 179 ktpa copper cathode

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Pampa Norte Cerro Colorado
Atacama Desert, 120 km east of Iquique, Chile	Public road Copper cathode trucked to port at Iquique	100%	BHP Billiton	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees)	Commercial production commenced in 1994 Expansions in 1996 and 1998

Open-cut

Enriched and oxidised porphyry copper deposit that presents dominantly in situ copper oxide mineralisation that overlies a near-horizontal sequence of supergene sulphide, transitional sulphide, and lower-most primary (hypogene) sulphide mineralisation

							Long-term contracts with northern Chile power grid	2 primary, secondary and tertiary crushers, leaching pads, solvent extraction plant, electrowinning plant Nominal capacity of tank house: 102 ktpa copper cathode

Copper and zinc

Antamina
Andes mountain range, 270 km north of Lima, north central Peru	Public road Copper and zinc concentrates transported by pipeline to port of Huarmey Molybdenum and lead/bismuth concentrates transported by truck	BHP Billiton 33.75% of Compañía Minera Antamina SA Glencore 33.75% Teck 22.5% Mitsubishi 10%	Compañía Minera Antamina SA	Mining rights from Peruvian Government held indefinitely, subject to payment of annual fees and supply of information on investment and production	Commercial production commenced in 2001 Capital cost US$2.3 billion (100%)	Open-cut Zoned porphyry and skarn deposit with central copper-only ores and an outer band of copper-zinc ore zone	Long-term contracts with individual power producers	Primary crusher, concentrator, copper and zinc flotation circuits, bismuth/moly cleaning circuit Nominal milling capacity 53 Mtpa 300 km concentrate pipeline Port facilities at Huarmey

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Australia

Copper and uranium

Olympic Dam
560 km northwest of Adelaide, South Australia	Public road Copper cathode trucked to ports Uranium oxide transported by road to ports	100%	BHP Billiton	Mining lease granted by South Australian Government expires in 2036 Right of extension for 50 years (subject to remaining mine life)

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

Underground automated train and trucking network feeding crushing, storage and ore hoisting facilities

2 grinding circuits

Nominal milling capacity: 10.3 Mtpa

Flash furnace produces copper anodes, then refined to produce copper cathodes

Electrowon copper cathode and uranium oxide concentrate produced by leaching and solvent extracting flotation tailings

Development projects

Americas

Escondida

The Organic Growth Project 1 (OGP1) is a new concentrator with a 152 kilotonnes per day (ktpd) plant. We expect this project to provide additional processing capacity and allow access to high-grade ore. OGP1 was approved in February 2012 with budgeted expenditure of US$3.8 billion (US$2.2 billion BHP Billiton share). A US$361 million increase in the budget of OGP1 to US$4.2 billion (US$ 2.4 billion BHP Billiton share) was approved in October 2014 following challenges associated with contractor’s progress. The Project was completed in May 2015 and is currently in the commissioning and ramp-up phase.

The Escondida Water Supply (EWS) project was approved in July 2013 and consists of a new 2,500 litres per second sea water desalination facility. This project will provide an alternative water supply to Escondida, as water usage increases upon completion of the 152 ktpd OGP1 copper concentrator. Construction of the new desalination facility commenced in July 2013 and includes the development of two pipelines, four high-pressure pump stations, a reservoir at the mine site and high-voltage infrastructure to support the system. The new facility is expected to be commissioned in CY2017 at a cost of US$3.4 billion (US$2.0 billion BHP Billiton share).

The Oxide Leach Area Project (OLAP) was completed in November 2014 and now in production. The Project involved the creation of a new dynamic leaching pad and mineral handling system that included several overland conveyors. The new pad is expected to maintain oxide leaching capacity at current levels. OLAP was approved in February 2012 with budgeted expenditure of US$721 million (US$414 million BHP Billiton share) and a US$212 million increase in the budget of OLAP to US$933 million (US$536 million BHP Billiton share) was approved in March 2014. Expected final cost is US$899 million (US$517 million BHP Billiton share).

Pampa Norte

The Spence Growth Option (SGO) project, currently at pre-feasibility phase, endeavours to maximise Spence’s value by exploiting the large and expandable hypogene resource with associated molybdenum sulphide by building a 95 ktpd concentrator. This would increase the mine life by approximately 50 years beyond the current FY2025 closure date. The proposed investment is approximately US$3.2 billion and the project is scheduled to commence at the end of the November 2019 quarter. The hypogene ore underlies the supergene reserves currently being exploited and therefore eliminates the need for pre-stripping and additional mine maintenance infrastructure. The option to maximise the use of existing heap leach infrastructure, to recover copper from the lower-grade chalcopyrite ores, is being developed as a complementary process to the concentrator (CPY leach project). The implementation of both the SGO and CPY leach projects will enable Spence to achieve a total copper production of approximately 260 kt on average during the first 10 years of operation.

Olympic Dam

The focus at Olympic Dam is to transform the existing operation to materially lower the cost of production safely and sustainably. We are progressing a pre-feasibility study to examine potential future optimisation and expansion opportunities.

During FY2015, we received approval from the Australian and South Australian Governments to construct a site-based heap leaching demonstration plant, as part of our efforts to identify an alternative, less capital-intensive process for extracting metals from ore mined underground. Construction of the demonstration plant is subject to ongoing, off-site demonstration and test work outcomes and Board approvals.

Resolution Copper

We hold a 45 per cent interest in the Resolution Copper project in the US state of Arizona, a project which is operated by Rio Tinto (55 per cent interest). Resolution Copper is among the top 10 largest undeveloped copper projects in the world and could eventually become the largest copper producer in North America.

In FY2014, Resolution Copper completed a pre-feasibility study into a 120 ktpd underground panel cave operation and processing facility. Further opportunities to economically optimise the project and minimise any technical risks have been identified, and the project plans to continue to study these opportunities. Additionally, a General Mine Plan of Operations was submitted to the US Forest Service in November 2013. In December 2014, President Obama signed legislation that will allow the US Federal Government to exchange 2,400 acres of federally owned land immediately adjacent to Resolution’s operational site, for 5,300 acres of important wildlife habitat, conservation and recreational land owned by Resolution. Both the land exchange and proposed mine plan will now undergo a comprehensive environmental and regulatory review that includes an assessment under the US National Environmental Policy Act. This process will include public input, government-to-government consultation with Arizona Native American tribes, and a US Federal Government appraisal of the exchange lands.

In November 2014, Resolution Copper completed construction of the No#10 Shaft to a final depth of 2,116 metres. Our share of project expenditure for FY2015 was US$55 million.

Exploration activities

Our greenfield copper exploration activities during FY2015 were focused on advancing targets within Chile, Peru and southwestern United States. Greenfield activities include opportunity identification, application for and acquisition of mineral title, early reconnaissance operations and drilling programs.

2.1.3    Iron Ore Business

Our Iron Ore Business, headquartered in Perth, Australia, is one of the leading iron ore producers in the world. We sell lump and fines products produced in Australia and produce pellets from our operations in Brazil.

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

Since 2001, we have expanded our WAIO operations in response to increasing demand for iron ore, particularly from China. We have completed eight expansion projects during this period to increase our mine, rail and port capacity. This includes the recent completion of a number of expansion projects and ongoing debottlenecking of the supply chain to underpin potential further growth in capacity to 290 Mtpa (100 per cent basis). Our share of FY2015 production was 218.0 Mt of ore, which is expected to increase in FY2016 to 233 Mtpa. The reserve lives for our WAIO operations are discussed in section 2.3.2.

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

In order to establish a consistent, long-term, high-quality lump ore product with a stable grade, we produce a blended lump product. The product is a blend of lump ores produced from the Newman, Area C and Jimblebar mining areas, known as Newman Blend lump. During FY2015, 23 per cent of our sales were lump and 77 per cent were fines.

WAIO operations

Our WAIO operations consist of four main joint ventures: Mt Newman, Yandi, Mt Goldsworthy and Jimblebar. Our interest in the joint ventures is 85 per cent, with Mitsui and ITOCHU owning the remaining 15 per cent. The joint ventures are unincorporated, except Jimblebar.

The Mt Newman Joint Venture (JV) consists of a number of orebodies joined by conveyors and spur lines to a mining hub at Mt Whaleback. Ore is crushed, beneficiated (where necessary) and blended to create lump and fine products. The ore is then transported to port using Mt Newman JV-owned rail facilities. The Yandi JV comprises the Yandi mine where ore is crushed and screened and then transported by rail on the Newman main line. The Mt Goldsworthy JV consists of the Area C mine in the central Pilbara and the Yarrie mine in northern Pilbara. Ore is crushed and screened at Area C and transported by rail to Port Hedland. Production at the Yarrie mine in the northern Pilbara has been suspended since 25 February 2014, following improved productivity at our other mining operations. The Jimblebar operation comprises the Jimblebar mine, located 40 kilometres east of Newman. Jimblebar delivered first production in the September 2013 quarter and produced 17 Mt during FY2015. The Jimblebar mining hub ramped-up to a production rate exceeding 45 Mtpa during FY2015. All ore is transported by rail on the Mt Newman JV and Mt Goldsworthy JV rail lines to our port facilities. A typical train configuration consists of two locomotives per 124 ore cars, called a rake, with two rakes per train. Each individual ore car carries approximately 132 tonnes of iron ore. Our rail operations are controlled from Perth via our integrated remote operations centre, which co-locates rail control, port production control, mine dispatch control and mine fixed plant control.

Our port facilities are located on both sides of the harbour at Port Hedland. These facilities consist of Nelson Point, owned by the Mt Newman JV, and Finucane Island, owned by the Mt Goldsworthy JV. The port facilities include five ore car dumpers, three lump rescreening plants, eight stackers, five reclaimers, stock and blending yards, and eight ship loaders. Vessels depart the harbour via a dredged channel that is approximately 45 kilometres long and has a width of 300 metres.

Along with the other joint venture partners, we have entered into marketing agreements in the form of joint ventures with some customers. These customer joint ventures, JW4, Wheelarra and POSMAC, involve subleases of part of WAIO’s existing mineral leases. The ore is sold to the existing joint ventures with contractual terms applying to the customers’ share. As a consequence, we are entitled to 85 per cent of production from these subleases and the customer joint ventures are not joint operations for accounting purposes.

WAIO Ore Reserves are reported for the Pilbara as a whole by ore type, to reflect our production of the Newman Blend lump product and fines, as well as our single logistics chain and associated management system. The reserve lives of our Western Australian mines are discussed in section 2.3.2.

Samarco

We are a 50–50 joint venture partner with Vale at the Samarco operation in Brazil. Samarco currently comprises a mine and three concentrators located in the state of Minas Gerais, and four pellet plants and a port, located in Anchieta in the state of Espirito Santo. Three 400-kilometre pipelines connect the mine site to the pelletising facilities.

Samarco’s main product is iron ore pellets. Extraction and beneficiation of iron ore are conducted at the Germano facilities in the municipalities of Mariana and Ouro Preto. Conveyor systems are used to extract the ore and convey it from the mines. Ore beneficiation then occurs in concentrators, where crushing, milling, desliming and flotation processes produce iron concentrate. The concentrate leaves the concentrators as slurry and is pumped through the slurry pipelines from the Germano facilities to the pellet plants in Ubu, Anchieta, where the slurry is processed into pellets. The iron ore pellets are then heat treated. The pellet output is stored in a stockpile yard before being shipped out of the Samarco-owned Port of Ubu in Anchieta.

Pellets are independently marketed by Samarco and sold to steelmakers in 19 countries, with prices generally linked to market indices.

In FY2015, our share of production was 14.5 Mt of pellets. The reserve life for Samarco is discussed in section 2.3.2.

Information on Iron Ore mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production (refer to section 2.2.2) and reserve tables (refer to section 2.3.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Iron ore

Mt Newman Joint Venture
Pilbara region, Western Australia Mt Whaleback Orebodies 18, 23, 24, 25, 29, 30 and 35	Private road Iron ore transported by Mt Newman JV-owned rail to Port Hedland (427 km)	BHP Billiton 85% Mitsui ITOCHU Iron 10% ITOCHU Minerals and Energy of Australia 5%	BHP Billiton: Mt Whaleback Orebodies 18, 23, 24, 25, 29, 30 and 35 Operatorship of Orebody 18 transitioned to BHP Billiton in July 2014	Mining lease under the Iron Ore (Mt Newman) Agreement Act 1964 expires in 2030 with right to successive renewals of 21 years

Production began at Mt Whaleback orebody in 1969

Production from Orebodies 18, 23, 24, 25, 29, 30 and 35 complements production from Mt Whaleback

First ore from Newman Hub as part of RGP4 construction delivered in 2009

						Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman and Marra Mamba	From May 2014 Yarnima power station started supplying approximately two thirds of power, with a supplementary contract with Alinta Dewap Newman power station for the remaining amount

Newman Hub: primary and secondary crushing and screening plants (nominal capacity 63 Mtpa); heavy media beneficiation plant, stockyard blending facility, single cell rotary car dumper, train-loading facility

Orebody 25: primary and secondary crushing and screening plant (nominal capacity 13 Mtpa)

Yandi Joint Venture
Pilbara region, Western Australia	Private road Iron ore transported by Mt Newman JV-owned rail to Port Hedland (316 km) Yandi JV’s railway spur links Yandi mine to Newman main line	BHP Billiton 85% Mitsui Iron Ore Corporation 7% ITOCHU Minerals and Energy of Australia 8%	BHP Billiton	Mining lease under the Iron Ore (Marillana Creek) Agreement Act 1991 expires in 2033 with one renewal right to a further 21 years	Development began in 1991 First shipment in 1992 Capacity expanded between 1994 and 2013	Open-cut Channel Iron Deposits are Cainozoic fluvial sediments	From May 2014 Yarnima power station started supplying approximately two thirds of power, with a supplementary contract with Alinta Dewap Newman power station	Three processing plants, primary crusher and overland conveyor (nominal capacity 80 Mtpa) Ore delivered to two train-loading facilities

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
JW4 Joint Venture
Pilbara region, Western Australia	Private road Iron ore on-sold to Yandi JV, then transported via rail to Finucane Island and Nelson Point shipping facilities, Port Hedland	BHP Billiton 68% ITOCHU Minerals and Energy of Australia 6.4% Mitsui Iron Ore Corporation 5.6% JFE Steel Australia 20% Sublease agreement over JW4 deposit	BHP Billiton	Sublease over part of the mining lease under the Iron Ore (Marillana Creek) Agreement Act 1991 expires in 2033 with one renewal right for a further 21 years	Operations began in April 2006 Ore currently being produced is sold to Yandi JV and blended with Yandi ore	Open-cut Channel Iron Deposits are Cainozoic fluvial sediments	From May 2014 Yarnima power station started supplying approximately two thirds of power, with a supplementary contract with Alinta Dewap Newman power station	JW4 processes ore through Yandi

Jimblebar operation
Pilbara region, Western Australia	Private road	BHP Billiton 85% ITOCHU Minerals and Energy of Australia 8%, Mitsui Iron Ore Corporation 7%	BHP Billiton	Mining lease under the Iron Ore (McCamey’s Monster) Agreement Authorisation Act 1972 expires in 2030 with rights to successive renewals of 21 years

Production at Jimblebar began in March 1989

From 2004, production was transferred to Wheelarra as part of the Wheelarra sublease agreement

First ore from newly commissioned Jimblebar mine was delivered in September 2013

						Open-cut Bedded ore types classified as per host Archaean or Proterozoic banded iron formation, which are Brockman and Marra Mamba	From May 2014 Yarnima power station started supplying approximately two thirds of power, with a supplementary contract with Alinta Dewap Newman power station	Two primary and secondary crushers, ore handling plant, stockyards and supporting mining hub infrastructure (nominal capacity 55 Mtpa)

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Wheelarra Joint Venture
Pilbara region, Western Australia	Private road Iron ore is transported via conveyor to Jimblebar mine (6 km)

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

This arrangement, entitles us to 85% of production from the Wheelarra sublease consistent with BHP Billiton ownership in Mt Newman JV

					Wheelarra JV produces iron ore from Wheelarra deposit of Jimblebar lease Ore produced is processed and blended with Jimblebar ore at Jimblebar mine and then sold to Mt Newman JV	Open-cut Bedded ore types classified as per host Archaean or Proterozoic banded iron formation, which is Brockman	From May 2014 Yarnima power station started supplying approximately two thirds of power, with a supplementary contract with Alinta Dewap Newman power station	Wheelarra processes ore through the Jimblebar hub

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
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

Operations commenced at Mt Goldsworthy in 1966 and at Shay Gap in 1973

Original Goldsworthy mine closed in 1982

Associated Shay Gap mine closed in 1993

Mining at Nimingarra mine ceased in 2007, then continued from adjacent Yarrie area

Opened Area C mine in 2003

Yarrie mine suspended operations in February 2014

						Area C, Yarrie and Nimingarra all open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman, Marra Mamba and Nimingarra	From May 2014 Yarnima power station started supplying approximately two thirds of power, with a supplementary contract with Alinta Dewap Newman power station	Ore processing plant, primary crusher and overland conveyor (nominal capacity 60 Mtpa)

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
POSMAC Joint Venture
Pilbara Region, Western Australia	Private road Iron ore on-sold to Mt Goldsworthy JV, it is then transported via Mt Goldsworthy JV-owned rail and Mt Newman JV-owned rail to Port Hedland	BHP Billiton 65% ITOCHU Minerals and Energy of Australia 8%, Mitsui Iron Ore Corporation 7% POSCO 20% Sublease agreement over POSMAC deposit	BHP Billiton	Sublease over part of mineral lease held by Mt Goldsworthy JV under the Iron Ore (Mt Goldsworthy) Agreement Act 1964 with rights to successive renewals of 21 years	Operations commenced in October 2003 Iron ore currently being produced is sold to Mt Goldsworthy JV and blended with Area C ore	Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which is Marra Mamba	From May 2014 Yarnima power station started supplying approximately two thirds of power, with a supplementary contract with Alinta Dewap Newman power station	POSMAC processes through Mt Goldsworthy

Samarco
Southeast Brazil	Public road Conveyor belts transport iron ore to beneficiation plant Three slurry pipelines transport concentrate to pellet plants on coast Iron pellets exported via port facilities	BHP Billiton 50% of Samarco Mineração SA Vale SA 50%	Samarco	Mining concessions granted by Brazilian Government as long as Alegria complex mined according to agreed plan

Production began at Germano mine in 1977 and at Alegria complex in 1992

Second pellet plant built in 1997

Third pellet plant, second concentrator and second pipeline built in 2008

Fourth pellet plant, third concentrator and third pipeline built in 2014

						Open-cut Itabirites (metamorphic quartz-hematite rock) and friable hematite ores	Samarco holds interests in 2 hydroelectric power plants which supply 14.5% of its electricity Power supply contract with Cemig Geração e Transmissão expires in 2022	Facilities with capacity to process and pump 32 Mtpa ore concentrate and produce and ship 30.5 Mtpa pellets (100% basis)

Development projects

Western Australia Iron Ore

WAIO has been executing a number of expansion projects in recent years. These projects, approved in March 2011 for a total of US$7.4 billion (US$6.6 billion BHP Billiton share) plus pre-commitment funding of US$2.3 billion (US$2.1 billion BHP Billiton share), were designed to deliver an integrated operation with a minimum capacity of 220 Mtpa (100 per cent basis).

These projects, each of which is substantially complete, included:

•	the Jimblebar Mine Expansion project to develop the Jimblebar mine and rail links, and procure mining equipment and rolling stock in order to deliver a capacity of 35 Mtpa. Initial production was achieved in the September 2013 quarter. The project costs as at 30 June 2015 amounted to US$3.5 billion (BHP Billiton share). Final costs are expected to be delivered below the revised budget of US$3.6 billion;

•	further development of Port Hedland, including two additional berths and ship loaders, a car dumper, connecting conveyor route, and associated rail works and rolling stock. Initial production was achieved in the December 2012 quarter. The project costs as at 30 June 2015 amounted to US$1.8 billion (BHP Billiton share). Final costs are expected to be delivered below the revised budget of US$1.9 billion;

•	port blending facilities and rail yards to enable ore blending. Initial production was achieved in the December 2013 quarter. The project costs as at 30 June 2015 amounted to US$0.9 billion (BHP Billiton share). Final costs are expected to be delivered below the revised budget of US$1.0 billion.

Our plan to continue to grow production following the recent completion of a number of expansion projects includes ongoing debottlenecking of the supply chain to underpin potential further growth in capacity to 290 Mtpa (100 per cent basis).

Western Australia Iron Ore – Orebody 24 mine

In FY2014, WAIO completed execution of its development of the Orebody 24 mine, located approximately 10 kilometres northeast of Newman. Orebody 24 is a sustaining mine to maintain iron ore production output from the Mt Newman JV operations. The project was approved in November 2011 and included the construction of an ore crushing plant, train loadout facility, rail spur and other associated support facilities. The project costs as at 30 June 2015 amounted to US$0.6 billion (BHP Billiton share). Final costs are expected to be delivered below the revised budget of US$0.7 billion.

Exploration activities

Western Australia

WAIO has a substantial existing reserve base supported by considerable additional mineralisation, all within a 250-kilometre radius of our existing infrastructure. This concentration of orebodies also gives WAIO the flexibility to add growth tonnes to existing hub infrastructure and link brownfield developments to our existing mainline rail and port facilities. The total area covered by exploration and mining tenure amounts to 6,500 square kilometres. This excludes crown leases, and general purpose and miscellaneous licences, which are used for infrastructure space and access.

The majority of deposits are located on five main lease areas held by BHP Billiton and our joint venture partners, as appropriate. Iron ore mineralised materials fall mainly within the Hamersley Ranges of the Pilbara district, with a minor component of the inventory lying within the Pilbara Craton of northwest Western Australia.

In FY2015, exploration activity was completed over multiple project areas and deposits. The total drilling carried out amounts to approximately 486.7 kilometres, composed of reverse circulation drilling of 445.5 kilometres, diamond drilling of 25.1 kilometres and hydrology drilling of 16.2 kilometres, consisting of approximately 4,500 drill holes. Total exploration expenditure in FY2015 amounted to US$118 million.

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

In May 2015, ArcelorMittal terminated the transaction following failure to meet the conditions to closing by the agreed deadline.

We will continue to assess our options for the Mount Nimba iron ore project.

Liberia Iron Ore

BHP Billiton has a 100 per cent interest in a Mineral Development Agreement with the Government of Liberia. This enables the further exploration and development of our Liberian iron ore mineral leases.

On 25 August 2014, BHP Billiton and Cavalla Resources signed a sale and purchase agreement for the acquisition by Cavalla Resources of BHP Billiton’s 100 per cent interest in its Liberia iron ore project. Completion of the transaction remains subject to the receipt of regulatory approval and other customary closing conditions.

2.1.4    Coal Business

Our Coal Business, headquartered in Brisbane, Australia, is the world’s largest supplier of seaborne metallurgical coal, a key input in steel production. Our Coal Business is also a large supplier of seaborne energy coal (also known as thermal or steaming coal) and a domestic energy coal supplier in the countries where our mines are located.

Our export metallurgical coal customers are steel producers around the world, principally in China, India, Japan and Europe. In FY2015, the majority of our metallurgical coal sales contracts were based on annual volumes, with prices largely index-linked (with negotiated differentials for quality) or on a spot basis.

We are a domestic supplier of energy coal to the electricity generation industry in Australia and the United States. Our domestic energy sales are generally made to nearby power stations under long-term fixed price or cost plus arrangements. Export sales are delivered to power generators and industrial users principally in China, India and Japan, under contracts that are generally index-linked or short-term fixed.

Total metallurgical coal production in FY2015 was 42.6 Mt and total energy coal production in FY2015 was 41.0 Mt.

Our assets, located in Australia, Colombia and the United States, consist of both open-cut and underground mines. At our open-cut mines, overburden is removed after blasting, using either draglines or truck and shovel. Coal is then extracted using excavators or loaders and loaded onto trucks to be taken to stockpiles or directly to our beneficiation facility. At our underground mines, coal is extracted by either longwall or continuous miner. The coal is then transported to stockpiles on the surface by conveyor. Coal from stockpiles is then crushed, and for a number of the operations, washed and processed through the coal preparation plant. Domestic coal is transported to nearby customers via conveyor, truck or rail. Export coal is transported to the port via trains, and as part of this coal supply chain both single and multi-user rail and port infrastructure is used.

Our assets consist of the following:

Queensland Coal

Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) and BHP Billiton Mitsui Coal (BMC) Assets in the Bowen Basin in Central Queensland, Australia.

The Bowen Basin is well positioned to supply the seaborne market because of its high-quality metallurgical coals, which are ideally suited to efficient blast furnace operations, and its geographical proximity to Asian customers. We have access to key infrastructure in the Bowen Basin, including a modern, multi-user rail network and our own coal loading terminal at Hay Point, located near the city of Mackay. We also have contracted capacity at three other multi-user port facilities, including the Port of Gladstone (RG Tanna Coal Terminal), Dalrymple Bay Coal Terminal and Abbot Point Coal Terminal.

BHP Billiton Mitsubishi Alliance

BMA comprises two unincorporated joint ventures – Central Queensland Coal Associates Joint Venture (CQCA) and Gregory Joint Venture. We share 50–50 ownership with Mitsubishi Development.

BMA owns and operates open-cut and underground metallurgical coal mines in the Bowen Basin and also owns and operates the Hay Point Coal Terminal. The terminal consists of coal inloading dump stations, stacker reclaimers and two ship loaders, capable of loading 44 Mtpa of coal. The terminal has been undergoing expansion to increase its capacity to 55 Mtpa through the addition of a third berth and ship loader. The terminal expansion is near completion and first coal was loaded through the expanded terminal in January 2015. The terminal infrastructure enables us to blend products from multiple mines of BMA to optimise the value of our production and to satisfy customer requirements.

BMA operates the Goonyella Riverside, Broadmeadow, Daunia, Caval Ridge, Peak Downs, Saraji, Gregory Crinum and Blackwater mines. In May 2012, production ceased at Norwich Park mine, following a review of the mine’s viability. In October 2012, production also ceased at the Gregory open-cut mine, part of the Gregory Crinum complex. During the year, BMA announced the ramping down of the Crinum underground mine as it approaches the end of its economic reserve life, with longwall production expected to cease in the March 2016 quarter.

Our share of total production in FY2015 was 33.9 Mt. Production figures for BMA include some energy coal (less than three per cent). The reserve lives are discussed in section 2.3.2.

BHP Billiton Mitsui Coal

BMC is a subsidiary company owned by BHP Billiton (80 per cent) and Mitsui and Co (20 per cent). BMC owns and operates South Walker Creek and Poitrel, both open-cut metallurgical coal mines in the Bowen Basin. Total production in FY2015 was 8.7 Mt. The reserve lives are discussed in section 2.3.2.

New Mexico Coal

We own and operate the San Juan energy coal mine located in the US state of New Mexico. The mine transports its production directly to the nearby San Juan Generating Station (SJGS). Production for FY2015 was 5.1 Mt. The reserve life is discussed in section 2.3.2, which is the life of the current customer contract.

To ensure the ongoing supply of coal to the SJGS beyond 2017, in May 2015, the SJGS owners reached an in principle agreement for a new Coal Supply Agreement with Westmoreland Coal Company. In conjunction with this, in July 2015, New Mexico Coal executed a sales agreement with Westmoreland for the purchase of the San Juan Mine. Subject to regulatory approval, the transaction is expected to be completed at the end of CY2015 with Westmoreland assuming full operation of the mine from 1 January 2016.

We also operate the nearby Navajo mine, located on Navajo Nation land in New Mexico. Full ownership of the Navajo Coal Company transferred to the Navajo Transitional Energy Company (NTEC), an entity of the Navajo Nation, effective 30 December 2013. New Mexico Coal and NTEC entered into a Mine Management Agreement where New Mexico Coal will continue as mine operator until 31 December 2016, at which time control will pass to a new mine manager. The reserve life is discussed in section 2.3.2.

Navajo mine transports its production directly to the nearby Four Corners Power Plant. Navajo mine reduced capacity during FY2015 from 5.4 Mtpa to 4.8 Mtpa in response to reduced customer demand. Production for FY2015 was 4.9 Mt. As we retain control of the mine until full consideration is paid, production continues to be reported by the Group.

New South Wales Energy Coal

Our wholly owned New South Wales Energy Coal Asset owns and operates the Mt Arthur Coal open-cut energy coal mine in the Hunter Valley region of New South Wales, Australia. New South Wales Energy Coal produced 19.7 Mt in FY2015. The reserve life is discussed in section 2.3.2. In FY2015, we delivered approximately six per cent of Mt Arthur’s production to a local power station and exported the rest, predominantly to Japan and China, via the port of Newcastle.

We own a 35.5 per cent interest in the Newcastle Coal Infrastructure Group, which operates the Newcastle Third Port export coal loading facility. The facility currently has a port expansion project in execution (refer to Development projects). We also have a 1.75 per cent interest in Port Waratah Coal Services Limited, which operates two coal loading facilities at the port of Newcastle.

Cerrejón

We have a one-third interest in Cerrejón, which owns, operates and markets one of the world’s largest open-cut export energy coal mines, located in the La Guajira province of Colombia. Cerrejón also owns and operates integrated rail and port facilities through which the majority of production is exported to European, Asian, North and South American customers. In FY2015, our share of Cerrejón production was approximately 11.3 Mt. The reserve life is discussed in section 2.3.2.

In FY2012, Cerrejón commenced an expansion project (P40), which is expected to increase our share of production to 13.3 Mtpa (BHP Billiton share). The P40 project scope includes a second berth and dual quadrant ship loader at Cerrejón’s 100 per cent owned and operated Puerto Bolivar, along with necessary mine, rail and associated supply chain infrastructure. The project was completed during the December 2014 quarter. However, operational issues are expected to constrain capacity to 11.7 Mtpa (BHP Billiton share) in the medium term (refer to Development projects).

Illawarra Coal and Energy Coal South Africa

In May 2015, our Illawarra Coal mines and our 90 per cent interest in Energy Coal South Africa mines were included in the demerger of South32. Information relating to the South32 demerger can be found in sections 1.3.7, 1.6.4 and 2.1.7 of this Annual Report and note 29 ‘Discontinued operations’ of the Financial Statements.

Information on Coal mining operations

The following table contains additional details of our mining operations. The tables should be read in conjunction with the production (refer to section 2.2.2) and reserves tables (refer to section 2.3.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Australia

Central Queensland Coal Associates Joint Venture
Bowen Basin, Queensland, Australia Goonyella Riverside, Broadmeadow Daunia Caval Ridge Peak Downs Saraji Blackwater and Norwich Park mines	Public road Coal transported by rail to Hay Point, Gladstone, Dalrymple Bay and Abbot Point ports Distances between the mines and port are between 160 km and 315 km	BHP Billiton 50% Mitsubishi Development 50%	BMA

Mining leases, including undeveloped tenements, expire between 2015 and 2043, renewable for further periods as Queensland Government legislation allows

Mining is permitted to continue under the legislation during the renewal application period

Goonyella mine commenced in 1971, merged with adjoining Riverside mine in 1989 Operates as Goonyella Riverside

Production commenced at:

Peak Downs in 1972

Saraji in 1974 Norwich Park in 1979

Blackwater in 1967

Broadmeadow (longwall operations) in 2005

Daunia in 2013 and

Caval Ridge in 2014

Production at Norwich Park ceased in May 2012

All open-cut except Broadmeadow: longwall underground

Bituminous coal is mined from the Permian Moranbah and Rangal Coal measures

Products range from premium quality, low volatile, high vitrinite, hard coking coal to medium volatile hard coking coal, to weak coking coal, some pulverised coal injection (PCI) coal and medium ash thermal coal as a secondary product

							Queensland electricity grid connection is under long-term contracts and power source is under 5-year contracts	On-site beneficiation processing facilities Combined nominal capacity: in excess of 61 Mtpa

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Gregory Joint Venture
Bowen Basin, Queensland, Australia Gregory and Crinum mines	Public road Coal transported by rail to Hay Point and Gladstone ports Distances between the mines and port are between 310 km and 370 km	BHP Billiton 50% Mitsubishi Development 50%	BMA

Mining leases, including undeveloped tenements, expire between 2018 and 2035, renewable for further periods as Queensland Government legislation allows

Mining is permitted to continue under the legislation during the renewal application period

					Production commenced at: Gregory in 1979 Crinum mine (longwall) commenced in 1997 Production at Gregory open-cut mine ceased in October 2012	Gregory: open-cut Crinum: longwall underground Bituminous coal is mined from the Permian German Creek Coal measures Product is a high volatile, low ash hard coking coal	Queensland electricity grid connection is under long-term contracts and power source is under 5-year contracts	On-site beneficiation processing facility Nominal capacity: in excess of 6 Mtpa

BHP Billiton Mitsui Coal
Bowen Basin, Queensland, Australia South Walker Creek and Poitrel mines	Public road Coal transported by rail to Hay Point and Dalrymple Bay ports Distances between the mines and port are between 135 km and 165 km	BHP Billiton 80% Mitsui and Co 20%	BMC

Mining leases, including undeveloped tenements expire between 2015 and 2034, and are renewable for further periods as Queensland Government legislation allows

Mining is permitted to continue under the legislation during the renewal application period

					South Walker Creek commenced in 1996 Poitrel commenced in 2006	Open-cut Bituminous coal is mined from the Permian Rangal Coal measures Produces a range of coking coal and pulverised coal injection (PCI) coal	Queensland electricity grid

South Walker Creek coal beneficiated on-site

Nominal capacity: in excess of 5 Mtpa

Poitrel mine has Red Mountain joint venture with adjacent Millennium Coal mine to share processing and rail loading facilities

Nominal capacity: in excess of 3 Mtpa

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Mt Arthur Coal
Approximately 126 km northwest of Newcastle, New South Wales, Australia	Public road Domestic coal transported by conveyor to Bayswater Power Station Export coal transported by third party rail to Newcastle port	100%	BHP Billiton

Various mining leases and licences expire between 2015 and 2032

Renewal is being sought for expired mining leases

The original approvals permit mining and other activities to continue during renewal application

					Production commenced in 2002 Government approval permits extraction of up to 36 Mtpa of run of mine coal from underground and open-cut operations, with open-cut extraction limited to 32 Mtpa	Open-cut Produces a medium rank bituminous thermal coal (non-coking)	Local energy providers	Beneficiation facilities: coal handling, preparation, washing plants Nominal capacity: in excess of 23 Mtpa

United States

San Juan
25 km west of Farmington, New Mexico, US	Public road Coal transported by truck and conveyor to San Juan Generating Station	100%	BHP Billiton	Mining leases from federal and state governments Leases viable as long as minimum production criteria achieved	Surface mine operations commenced in 1973 Development of underground mine to replace open-cut mine approved in 2000	Underground Produces a medium rank bituminous thermal coal (non-coking suitable for the domestic market only)	San Juan Generating Station	Coal sized and blended to meet contract quantities and specification Nominal capacity: 6 Mtpa

Navajo
40 km southwest of Farmington, New Mexico, US	Public road Coal transported by rail to Four Corners Power Plant	BHP Billiton 0% Navajo Transitional Energy Company 100%	BHP Billiton	Lease held by Navajo Transitional Energy Company	Production commenced in 1963 Divested in FY2014 BHP Billiton continues as operator	Open-cut Produces a medium rank bituminous thermal coal (non-coking suitable for the domestic market only)	Four Corners Power Plant	Stackers and reclaimers used to size and blend coal to meet contract quantities and specification Nominal capacity: 4.8 Mtpa

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Colombia

Cerrejón
La Guajira province, Colombia	Public road Coal exported by company-owned rail to Puerto Bolivar (150 km)	BHP Billiton 33.33% Anglo American 33.33% Glencore 33.33%	Cerrejón	Mining leases expire in 2034	Original mine began producing in 1976 BHP Billiton interest acquired in 2000	Open-cut Produces a medium rank bituminous thermal coal (non-coking, suitable for the export market)	Local Colombian power system	Beneficiation facilities: crushing plant with capacity of 35 Mtpa and washing plant Nominal capacity: 3 Mtpa

Development projects

Hay Point Coal Terminal Expansion Stage 3

In March 2011, we approved the third expansion of the Hay Point Coal Terminal. The expansion of the terminal will deliver an additional 11 Mt of annual port capacity (100 per cent basis). The project investment has a budget of US$1.5 billion (BHP Billiton share). In January 2015, first coal was loaded through the expanded terminal and the project was 97.6 per cent complete at 30 June 2015.

Cerrejón P40 Project

In August 2011, we announced a US$437 million (BHP Billiton share) investment in the expansion of Cerrejón, known as the P40 Project, which is expected to increase Cerrejón’s thermal coal production by 8 Mtpa to approximately 40 Mtpa (100 per cent basis). The project scope includes a second berth and dual quadrant ship loader at Cerrejón’s 100 per cent owned and operated Puerto Bolivar, along with necessary mine, rail and associated supply chain infrastructure. Construction commenced in CY2011 and the project handled its first coal in the December 2013 quarter. However, operational issues are expected to constrain capacity to approximately 35 Mtpa (100 per cent basis) in the medium term. The final cost was US$376 million (BHP Billiton share) and the project was completed during the December 2014 quarter.

Newcastle Port Third Phase Expansion

In August 2011, we announced a US$367 million (BHP Billiton share) investment in the third stage development of the Newcastle Coal Infrastructure Group’s coal handling facility in Newcastle. The port expansion project is expected to increase total capacity at the coal terminal from 53 Mtpa to 66 Mtpa. This is expected to increase New South Wales Energy Coal’s allocation by 4.6 Mtpa to 19.2 Mtpa. First coal on ship, being the first ship loaded through the new facility, was achieved in June 2013, ahead of schedule. At 30 June 2015, the project was 99.5 per cent complete.

IndoMet Coal Project

IndoMet Coal comprises seven coal contracts of work covering a large metallurgical coal resource in Central and East Kalimantan, Indonesia, which was discovered by BHP Billiton in the 1990s. Following an assessment of the importance of local participation in developing the project, in 2010 we sold a 25 per cent interest in the project to a subsidiary of PT Adaro Energy TBK. We retain 75 per cent of the project and hold management responsibility.

During FY2015, IndoMet completed infrastructure development and received an operating permit to commence mining at Haju mine. Production is expected to commence from the 1 Mtpa Haju mine in Indonesia during FY2016.

2.1.5    Other assets

Nickel West

Our wholly owned Nickel West Asset in Western Australia consists of an integrated system of mines, concentrators, a smelter and a refinery. We mine nickel-bearing sulphide ore at our Mt Keith and Cliffs operations, located north of Kalgoorlie. The reserve lives are discussed in section 2.3.2.

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

Small volumes of concentrate are sold into the external market; however, the majority of volumes are processed into nickel matte, containing approximately 65 per cent nickel. In FY2015, we exported approximately 30 per cent of our nickel matte production. The remaining nickel matte is transported, principally by rail, to our Kwinana nickel refinery, a distance of approximately 650 kilometres. The nickel matte is processed into nickel metal in the form of LME grade briquettes and nickel powder, together with a range of saleable by-products.

Nickel West production in FY2015 was 90 kt of contained nickel.

On 14 May 2014, we announced we were reviewing the long-term future of Nickel West, including considering the sale of some or all of the asset. Having carefully considered all of the options available to us, on 12 November 2014, we announced that Nickel West will remain part of BHP Billiton, and that we will continue to operate it to process our known ore reserves.

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
Australia

Nickel

Nickel West
Mt Keith
485 km north of Kalgoorlie, Western Australia	Private road Nickel concentrate transported by road to Leinster nickel operations for drying and on-shipping	100%	BHP Billiton	Mining leases granted by Western Australia Government Key leases expire between 2029 and 2036 Renewals at government discretion	Commissioned in 1995 by WMC Acquired in 2005 as part of WMC acquisition	Open-cut Disseminated textured magmatic nickel-sulphide mineralisation associated with a metamorphosed ultramafic intrusion	On-site third party gas-fired turbines Contracts expire in December 2023 Natural gas sourced and transported under separate long-term contracts	Concentration plant with a nominal capacity: 11 Mtpa of ore
Leinster
375 km north of Kalgoorlie, Western Australia	Public road Nickel concentrate shipped by road and rail to Kalgoorlie nickel smelter	100%	BHP Billiton	Mining leases granted by Western Australia Government Key leases expire between 2019 and 2034 Renewals at government discretion	Production commenced in 1979 Acquired in 2005 as part of WMC acquisition Perseverance underground mine ceased operations during 2013	Open-cut Steeply dipping disseminated and massive textured nickel-sulphide mineralisation associated with metamorphosed ultramafic lava flows and intrusions	On-site third party gas-fired turbines Contracts expire in December 2023 Natural gas sourced and transported under separate long-term contracts	Concentration plant with a nominal capacity: 3 Mtpa of ore

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Cliffs
481 km north of Kalgoorlie, Western Australia	Private road Nickel ore transported by road to Leinster nickel operations for further processing	100%	BHP Billiton	Mining leases granted by Western Australia Government Key leases expire between 2025 and 2028 Renewals at government discretion	Production commenced in 2008 Acquired in 2005 as part of WMC acquisition	Underground Steeply dipping massive textured nickel-sulphide mineralisation associated with metamorphosed ultramafic lava flows	Supplied from Mt Keith	Mine site

Information on Nickel smelters, refineries and processing plants

Smelter, refinery or processing plant	Location	Ownership	Operator	Title, leases or options	Product	Nominal production capacity	Power source
Nickel

Kambalda
Nickel concentrator	56 km south of Kalgoorlie, Western Australia	100%	BHP Billiton	Mining leases granted by Western Australia Government Key leases in 2028 Renewals at government discretion	Concentrate containing approximately 13% nickel	1.6 Mtpa ore Ore sourced through tolling and concentrate purchase arrangements with third parties in Kambalda region	On-site third party gas-fired turbines supplemented by access to grid power Contracts expire in December 2023 Natural gas sourced and transported under separate long-term contracts

Kalgoorlie
Nickel smelter	Kalgoorlie, Western Australia	100%	BHP Billiton	Freehold title over the property	Matte containing approximately 65% nickel	110 ktpa matte	On-site third party gas-fired turbines supplemented by access to grid power Contracts expire in December 2023 Natural gas sourced and transported under separate long-term contracts

Kwinana
Nickel refinery	30 km south of Perth, Western Australia	100%	BHP Billiton	Freehold title over the property	LME grade nickel briquettes, nickel powder Also intermediate products, including copper sulphide, cobalt-nickel-sulphide, ammonium-sulphate	70 ktpa nickel matte	Power is sourced from the local grid, which is supplied under a retail contract

2.1.6    Marketing

Marketing supports the Group’s strategy by:

•	securing sales of BHP Billiton product;

•	realising the full value of our products;

•	managing the supply chain from resources to markets;

•	supporting strategic decision-making by providing market insights;

•	minimising operating costs and optimising working capital.

Marketing’s responsibilities, activities and organisational structure are designed to give effect to this purpose.

The Marketing organisation is accountable for managing the Group’s revenue line. Marketing adds value by leveraging the intrinsic value of our products, customer relationships and the Group’s broader value proposition relative to other market participants to maximise realised sales prices, minimising the cost of raw materials inputs, optimising freight and other distribution costs, minimising overheads, enabling the Businesses to maximise upstream resource value, managing market-related risks, and ensuring the Group’s long-run view of markets is well informed and insightful. This allows the Businesses to focus on safety, production and cost, while Marketing focuses on optimising realised prices and sales outcomes.

Marketing is organised into trading and marketing units (TMUs) that are specialised in marketing particular commodities, to enable tailored strategies for the differences and features of each of the markets for BHP Billiton’s products. Even within a specific commodity type, the markets can be quite different (e.g. the market for copper cathode is quite different to the market for copper concentrates).

Each TMU is responsible for forming strong partnerships with our customers and placing the right product with the right customer at the right time. A solid understanding of both the intrinsic value of our products and the technical requirements of each customer is reflected in the fair value of our products.

Marketing also engages in technical collaboration with many customers to enhance mutual understanding of customer perceptions and requirements and how BHP Billiton products will better serve such requirements by:

•	developing a solid understanding of the technical requirements of a customer’s individual production processes and specific product requirement;

•	assisting in ensuring customers are able to make optimal use of BHP Billiton’s products.

Consistent with our philosophy of locating our major units close to their main activities, the primary hub for our marketing activities is Singapore, where we employ approximately 480 people, while our marketing of oil and gas is headquartered in Houston, United States. The two Marketing hub offices incorporate all the functions required to manage sales and distribution from our Businesses to our customers. In addition, we have regional marketers located close to our customers in nine cities across the world. Having our primary marketing hub in Singapore ensures that we are close to our major customers with Asian commodity flows, which increasingly dominate world flows. Sixty-eight per cent of BHP Billiton’s sales are in Asia.

Singapore not only provides a highly skilled work force, but also provides for a stable and transparent regulatory framework that supports trade and investment. Furthermore, Singapore is a world leader in logistic capabilities and provides a base for world-class connectivity with an effective transportation network. Singapore’s workforce also gives us access to staff that speak the languages of our key customers in Asia. The high living standards in Singapore attract the highly qualified mobile people we need to manage our continuously evolving business.

The consolidation of commercial accountabilities through a centralised model presents one face to markets and customers across multiple commodities, and allows our assets to focus on their key priorities of maximising production safely at a low cost of production. The model enables the optimisation of BHP Billiton’s sales positions, provides greater value to distribution activities, and ensures more effective governance and risk management, which improves commercial capability thereby maximising sales prices for our commodities benefitting the Group as a whole and our production assets specifically. Marketing also utilises a structured, rigorous and consistent framework to identify, plan and execute productivity improvement opportunities.

Co-location of TMUs ensures that market insights can be leveraged across products. Based on these shared insights, our marketers have been able to drive major value accretive initiatives and efficiencies within the Group, as well as across the wider industry. For example, BHP Billiton’s cross-industry engagement and leadership in the drive towards improved liquidity and transparency in the markets for many of the Group’s products through support of and investment in, centrally located transparent multilateral electronic physical transaction platforms, such as globalORE, globalCOAL and the China Beijing International Mining Exchange.

Freight and distribution costs account for approximately 80 per cent of the total costs managed by Marketing. Marketing has a centralised ocean freight team that manages in-house freight requirements for the Group. The objective of the freight business is to create a competitive advantage through the procurement of safe, sustainable shipping solutions, which both maximise production throughput and minimise costs through the Group’s supply chains.

BHP Billiton is one of the largest global shippers of bulk commodities. The Group’s key role in the market allows us to drive safety and best practice via our interactions and usage of the highest quality freight service providers and ship owners. The scope and scale of our commodity portfolio and extensive fleet of hire chartered vessels allows the Group to arbitrage and optimise positions to minimise freight costs. This includes flexibility in diverting tonnages between markets, maximising tonnages for both inbound and outbound journeys, and parcelling of commodities.

BHP Billiton’s market insight is enhanced by the Group’s proximity to customers and the flow of information through the centralised structure. Marketing analyses the fundamentals of demand and supply to inform our long-run views of commodity markets. We consider various global scenarios in our modelling, and regularly monitor ‘signposts’ in the market to ensure an in-depth understanding of evolving trends.

Our commodity price forecasts support asset and portfolio level investment decisions, strategic planning and capital management. Marketing’s outlook on the global economy, the resource industry and each of the commodities in our portfolio also serve to inform broader organisational priorities, such as our position on climate change.

2.1.7    Discontinued operations

The assets that were demerged from BHP Billiton to form South32 (now Discontinued operations) are summarised below. The information below reflects the assets as at 25 May 2015. For further information on the demerger, see sections 1.3.7 or 1.6.4 of this Annual Report or note 29 ‘Discontinued operations’ to the Financial Statements.

Alumina

Worsley Alumina

Worsley Alumina is an integrated bauxite mining and alumina refining operation located in Western Australia. At the time of separation, Bauxite ore mined near Boddington was conveyed to the Worsley Alumina refinery, located near Bunbury. Alumina was then railed from the refinery to Bunbury for export to Worsley Alumina’s export customers, including South32’s Hillside and Mozal Aluminium smelters in southern Africa.

Aluminium

South Africa Aluminium

South Africa Aluminium comprises the Hillside smelter near Richards Bay, South Africa. Hillside imported alumina from the Worsley Alumina refinery. At the time of separation, approximately 80 per cent of Hillside’s aluminium production was exported through Richards Bay Port with the balance of Hillside’s aluminium production trucked to the Bayside casthouse or to domestic customers.

Mozal Aluminium

Mozal Aluminium is an aluminium smelter located near Maputo, Mozambique. At the time of separation, alumina was supplied to Mozal Aluminium from the Worsley Alumina refinery, which is now majority owned by South32. Most of Mozal Aluminium’s aluminium was exported to Europe through Matola, the port of Maputo.

Brazil Aluminium

Brazil Aluminium comprises an interest in the Mineração Rio do Norte (MRN) Mine, as well as its interests in the Alumar alumina refinery and Alumar aluminium smelter, together with some interests in ancillary facilities and lands. The MRN Mine is located in the Trombetas region in the state of Para, Brazil and Alumar is located at Sao Luis in the state of Maranhao, Brazil. At the time of separation, the majority of the bauxite produced from the MRN Mine was sold to its shareholders and related parties. Bauxite produced from the MRN Mine was previously supplied to the Alumar refinery, where most of the alumina produced was exported via the nearby Sao Marcos Bay facilities, with a small portion transferred to the Alumar smelter. All of Alumar’s aluminium production was trucked to domestic customers.

Coal

South Africa Energy Coal

South Africa Energy Coal operates four energy coal mines in the Witbank region, located in the Mpumalanga province of South Africa. At the time of separation, approximately 55 per cent of coal produced was sold domestically and the remainder was exported through the Richards Bay Coal Terminal (RBCT).

Illawarra Metallurgical Coal

Illawarra Metallurgical Coal operates three underground metallurgical coal mines near Wollongong in New South Wales, Australia. At the time of separation, metallurgical coal was trucked to Port Kembla Coal Terminal or to BlueScope Steel Limited’s Port Kembla steelworks.

Manganese

Australia Manganese

Australia Manganese comprises the GEMCO open-cut manganese mine and the TEMCO manganese alloy plant. At the time of separation, GEMCO, which is located in the Northern Territory, Australia, exported approximately 90 per cent of its ore product to customers through port facilities at Milner Bay and the balance of the ore was shipped to the TEMCO manganese alloy plant in Bell Bay, Tasmania, Australia. The majority of TEMCO’s alloy production was exported to customers in Asia and North America, with the balance of TEMCO’s production being sold to steel customers in Australia and New Zealand.

South Africa Manganese

South Africa Manganese comprises the Hotazel Mines, being the Mamatwan open-cut mine and the Wessels underground mine, and the Metalloys plant. The Hotazel Mines are located near the town of Kuruman, South Africa. At the time of separation, approximately 75 per cent of the ore was processed at the mine resulting in export saleable product. The remainder of the ore was converted to alloy at the Metalloys plant, which is located near Johannesburg, South Africa.

Nickel

Cerro Matoso

Cerro Matoso is an open-cut lateritic nickel mine and ferronickel smelter, located near Montelibano, in the Cordoba Department in northern Colombia, which produces high-purity, low-carbon ferronickel granules. At the time of separation, the product was transported approximately 260 kilometres by road to Cartagena.

Silver

Cannington

Cannington is a silver, lead and zinc underground mine and concentrator operation located approximately 200 kilometres southeast of Mount Isa in northwest Queensland, Australia. At the time of separation, concentrate produced at Cannington was trucked to the Yurbi rail loading facility and then railed approximately 800 kilometres to the Port of Townsville for export to customers mainly located in northeast Asia, Europe and Canada.

2.2    Production

2.2.1    Petroleum

The table below details Petroleum’s historical net crude oil and condensate, natural gas and natural gas liquids production, primarily by geographic segment, for each of the three years ended 30 June 2015, 2014 and 2013. We have shown volumes of marketable production after deduction of applicable royalties, fuel and flare. We have included in the table average production costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	BHP Billiton Group share of production Year ended 30 June
	2015	2014	2013
Production volumes
Crude oil and condensate (’000 of barrels)
Australia	21,397	23,645	25,922
United States	71,626	53,964	38,724
Other (5)	5,559	6,452	7,866

Total crude oil and condensate	98,582	84,061	72,512

Natural gas (billion cubic feet)
Australia	294.8	287.5	276.13
United States	431.7	460.2	489.03
Other (5)	60.1	91.6	109.11

Total natural gas	786.6	839.3	874.27

Natural Gas Liquids (1) (’000 of barrels)
Australia	7,214	8,448	7,927
United States	18,681	13,620	9,575
Other (5)	101	18	37

Total NGL (1)	25,996	22,086	17,539

Total production of petroleum products (million barrels of oil equivalent) (2)
Australia	77.74	80.01	79.87
United States	162.26	144.28	129.80
Other (5)	15.68	21.74	26.09

Total production of petroleum products	255.68	246.03	235.76

Average sales price
Crude oil and condensate (US$ per barrel)
Australia	76.30	111.88	110.83
United States	64.77	97.57	102.33
Other (5)	72.90	108.13	107.46

Total crude oil and condensate	67.68	102.47	105.91

Natural gas (US$ per thousand cubic feet)
Australia	4.88	5.20	4.73
United States	3.27	4.10	3.29
Other (5)	4.00	3.92	4.42

Total natural gas	3.77	4.35	3.76

Natural Gas Liquids (US$ per barrel)
Australia	63.26	63.12	63.13
United States	18.35	30.28	30.41
Other (5)	29.55	32.00	28.61

Total NGL	44.72	42.28	45.70

Total average production cost (US$ per barrel of oil equivalent) (3) (4)
Australia	7.08	8.18	8.23
United States	7.73	7.80	6.27
Other (5)	13.32	9.58	8.45

Total average production cost	7.88	8.08	7.18

(1)	LPG and ethane are reported as Natural Gas Liquids (NGL).

(2)	Total barrels of oil equivalent (boe) conversion is based on the following: 6,000 standard cubic feet (scf) of natural gas equals one boe.

(3)	Average production costs include direct and indirect costs relating to the production of hydrocarbons and the foreign exchange effect of translating local currency denominated costs into US dollars, but excludes ad valorem and severance taxes.

(4)	Total average production costs reported here do not include the costs to transport our produced hydrocarbons to the point of sale. Total production costs, including transportation costs, but excluding ad valorem and severance taxes, were US$11.09 per boe, US$11.70 per boe, and US$10.85 per boe for the years ended 30 June 2015, 2014 and 2013, respectively.

(5)	Other is comprised of Algeria, Pakistan, Trinidad and Tobago, and the United Kingdom.

2.2.2    Minerals

The table below details our mineral and derivative product production for all Businesses except Petroleum for the three years ended 30 June 2015, 2014 and 2013. Unless otherwise stated, the production numbers represent our share of production and include the proportional share of production from which profit is derived from our equity accounted investments. Production information for equity accounted investments is included to provide insight into the operational performance of these entities. For discussion of minerals pricing during the past three years, refer to section 1.15.1.

	BHP Billiton Group interest %	BHP Billiton Group share of production (1) Year ended 30 June
		2015	2014	2013
Copper Business (2)
Copper
Payable metal in concentrate (’000 tonnes)
Escondida, Chile (3)	57.5	916.1	844.7	831.5
Antamina, Peru (4)	33.75	107.7	143.5	139.7
Pinto Valley, United States (5)	100	–	12.5	16.6

Total copper concentrate		1,023.8	1,000.7	987.8

Copper cathode (’000 tonnes)
Escondida, Chile (3)	57.5	310.4	308.0	297.9
Pampa Norte, Chile (6)	100	249.6	233.1	232.6
Pinto Valley, United States (5)	100	–	0.9	4.9
Olympic Dam, Australia	100	124.5	184.4	166.2

Total copper cathode		684.5	726.4	701.6

Total copper concentrate and cathode		1,708.3	1,727.1	1,689.4

Lead
Payable metal in concentrate (’000 tonnes)
Antamina, Peru (4)	33.75	2.1	1.5	1.0

Total lead		2.1	1.5	1.0

Zinc
Payable metal in concentrate (’000 tonnes)
Antamina, Peru (4)	33.75	66.4	52.0	71.9

Total zinc		66.4	52.0	71.9

	BHP Billiton Group interest %	BHP Billiton Group share of production (1) Year ended 30 June
		2015	2014	2013
Gold
Payable metal in concentrate (’000 ounces)
Escondida, Chile (3)	57.5	81.5	72.9	71.5
Pinto Valley, United States (5)	100	–	0.1	–
Olympic Dam, Australia (refined gold)	100	104.8	121.3	113.3

Total gold		186.3	194.3	184.8

Silver
Payable metal in concentrate (’000 ounces)
Escondida, Chile (3)	57.5	4,786	4,271	2,960
Antamina, Peru (4)	33.75	3,826	4,359	3,952
Olympic Dam, Australia (refined silver)	100	724	972	880
Pinto Valley, United States (5)	100	–	41	59

Total silver		9,336	9,643	7,851

Uranium
Payable metal in concentrate (tonnes)
Olympic Dam, Australia	100	3,144	3,988	4,066

Total uranium		3,144	3,988	4,066

Molybdenum
Payable metal in concentrate (tonnes)
Antamina, Peru (4)	33.75	472	1,201	1,561

Total molybdenum		472	1,201	1,561

Iron Ore Business
Western Australia Iron Ore
Production (’000 tonnes) (7)
Newman, Australia	85	63,697	56,915	44,620
Yarrie, Australia (8)	85	–	836	1,106
Area C Joint Venture, Australia	85	49,994	46,960	44,717
Yandi Joint Venture, Australia	85	68,551	68,518	60,054
Jimblebar, Australia (9)	85	16,759	8,863	–
Wheelarra, Australia (10)	85	18,994	10,553	8,377

Total Western Australia Iron Ore		217,995	192,645	158,874

Samarco, Brazil (4)	50	14,513	10,919	10,982

Total iron ore		232,508	203,564	169,856

	BHP Billiton Group interest %	BHP Billiton Group share of production (1) Year ended 30 June
		2015	2014	2013
Coal Business
Metallurgical coal
Production (’000 tonnes) (11)
Blackwater, Australia	50	6,994	6,730	5,432
Goonyella Riverside, Australia	50	8,510	7,330	6,221
Peak Downs, Australia	50	5,111	4,909	4,545
Saraji, Australia	50	4,506	4,558	3,449
Gregory Joint Venture, Australia	50	3,294	2,965	2,523
Daunia, Australia	50	2,383	2,201	475
Caval Ridge, Australia (12)	50	3,064	563	–

Total BHP Billiton Mitsubishi Alliance		33,862	29,256	22,645

South Walker Creek, Australia (13)	80	5,293	5,246	4,351
Poitrel, Australia (13)	80	3,466	3,063	2,712

Total BHP Billiton Mitsui Coal		8,759	8,309	7,063

Total Queensland Coal		42,621	37,565	29,708

Total metallurgical coal		42,621	37,565	29,708

Energy coal
Production (’000 tonnes)
Navajo, United States (14)	100	4,858	5,127	7,468
San Juan, United States	100	5,165	5,685	5,323

Total New Mexico Coal		10,023	10,812	12,791

New South Wales Energy Coal, Australia	100	19,698	19,964	18,010
Cerrejón, Colombia (4)	33.3	11,291	12,332	10,017

Total energy coal		41,012	43,108	40,818

Other assets
Nickel
Saleable production (’000 tonnes)
Nickel West, Australia	100	89.9	98.9	103.3

Total nickel		89.9	98.9	103.3

Discontinued operations (15)
Lead
Payable metal in concentrate (’000 tonnes)
Cannington, Australia	100	151.6	186.5	213.4

Total lead		151.6	186.5	213.4

Zinc
Payable metal in concentrate (’000 tonnes)
Cannington, Australia	100	60.0	57.9	56.3

Total zinc		60.0	57.9	56.3

	BHP Billiton Group interest %	BHP Billiton Group share of production (1) Year ended 30 June
		2015	2014	2013
Silver
Payable metal in concentrate (’000 ounces)
Cannington, Australia	100	18,718	25,161	31,062

Total silver		18,718	25,161	31,062

Metallurgical coal
Production (’000 tonnes)
Illawarra Coal, Australia	100	7,216	7,513	7,942

Total metallurgical coal		7,216	7,513	7,942

Energy coal
Production (’000 tonnes)
Energy Coal South Africa, South Africa (16)	90	28,677	30,384	31,627

Total energy coal		28,677	30,384	31,627

Nickel
Saleable production (’000 tonnes)
Cerro Matoso, Columbia	99.9	33.7	44.3	50.8

Total nickel		33.7	44.3	50.8

Alumina
Saleable production (’000 tonnes)
Worsley, Australia	86	3,181	3,916	3,675
Alumar, Brazil	36	1,103	1,262	1,205

Total alumina		4,284	5,178	4,880

Aluminium
Production (’000 tonnes)
Hillside, South Africa	100	581	715	665
Bayside, South Africa (17)	100	–	89	96
Alumar, Brazil	40	40	104	154
Mozal, Mozambique	47	222	266	264

Total aluminium		843	1,174	1,179

Manganese ores
Saleable production (’000 tonnes)
Hotazel Manganese Mines, South Africa (18)	44.4	3,138	3,526	3,490
GEMCO, Australia (18)	60	4,086	4,776	5,027

Total manganese ores		7,224	8,302	8,517

Manganese alloys
Saleable production (’000 tonnes)
Metalloys, South Africa (18) (19)	60	379	377	374
TEMCO, Australia (18)	60	233	269	234

Total manganese alloys		612	646	608

	BHP Billiton Group interest %	BHP Billiton Group share of production (1) Year ended 30 June
		2015	2014	2013
Divested businesses
Diamonds
Production (’000 carats)
EKATITM, Canada	80	–	–	972

Total diamonds		–	–	972

Titanium minerals
Production (’000 tonnes)
Titanium slag
Richards Bay Minerals, South Africa	37.76	–	–	53
Rutile
Richards Bay Minerals, South Africa	37.76	–	–	6
Zircon
Richards Bay Minerals, South Africa	37.76	–	–	16

Total titanium minerals		–	–	75

(1)	BHP Billiton Group share of production includes the proportional share of production for which profit is derived from our equity accounted investments, unless otherwise stated.

(2)	Metal production is reported on the basis of payable metal.

(3)	Shown on 100 per cent basis following the application of IFRS 10, which came into effect from 1 July 2013. BHP Billiton interest in saleable production is 57.5 per cent.

(4)	For statutory financial reporting purposes, this is an equity accounted investment. We have included production numbers from our equity accounted investments as the level of production and operating performance from these operations impacts Underlying EBIT of the Group. Our use of Underlying EBIT is explained in section 1.11.1 of this Annual Report.

(5)	On 11 October 2013, BHP Billiton completed the sale of its Pinto Valley operations.

(6)	Includes Cerro Colorado and Spence.

(7)	Iron ore production is reported on a wet tonnes basis.

(8)	Yarrie ceased production on 25 February 2014.

(9)	Shown on 100 per cent basis. BHP Billiton interest in saleable production is 85 per cent.

(10)	All production from Wheelarra is now processed via the Jimblebar processing hub.

(11)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.

(12)	Caval Ridge achieved first production in the June 2014 quarter.

(13)	Shown on 100 per cent basis. BHP Billiton interest in saleable production is 80 per cent.

(14)	BHP Billiton completed the sale of Navajo Mine on 30 December 2013. As BHP Billiton will retain control of the mine until full consideration is received, production will continue to be reported by the Group.

(15)	Production shown from 1 July 2014 to 30 April 2015. Refer to sections 1.3.7, 1.6.4, 2.1.7 and note 29 ‘Discontinued operations’ to the Financial Statements for more information on the demerger of assets to form South32.

(16)	Shown on 100 per cent basis. BHP Billiton interest in saleable production is 90 per cent.

(17)	Aluminium smelting at Bayside ceased with the closure of the final potline in June 2014.

(18)	Shown on 100 per cent basis. BHP Billiton interest in saleable production is 60 per cent, except Hotazel Manganese Mines which is 44.4 per cent.

(19)	Production includes medium-carbon ferromanganese.

2.3    Reserves

2.3.1    Petroleum reserves

BHP Billiton Petroleum proved reserves are estimated and reported according to US Securities and Exchange Commission (SEC) standards and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X. Proved oil and gas reserves are those quantities of crude oil, natural gas and natural gas liquids (NGL) that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs, and under existing economic conditions, operating methods, operating contracts and government regulations. Unless evidence indicates that renewal of existing operating contracts is reasonably certain, estimates of economically producible reserves reflect only the period before the contracts expire. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence within a reasonable time. Developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, and through installed extraction equipment and infrastructure operational at the time of the reserve estimate if the extraction is by means not involving a well. As specified in SEC Rule 4-10(a) of Regulation S-X, oil and gas prices are taken as the unweighted average of the corresponding first day of the month prices for the 12 months prior to the ending date of the period covered.

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

Proved reserves were estimated by reference to available well and reservoir information, including but not limited to well logs, well test data, core data, production and pressure data, geologic data, seismic data and, in some cases, to similar data from analogous, producing reservoirs. A wide range of engineering and geoscience methods, including performance analysis, well analogues and geologic studies were used to estimate high confidence proved developed and undeveloped reserves in accordance with SEC regulations. For our conventional operations, performance of producing wells was based on rate and pressure decline methods, including material balance, and was supplemented by reservoir simulation models where appropriate. In our Onshore US shale operations, performance of producing wells was based on decline curve analysis methods. For wells that lacked sufficient production history, reserves were estimated using performance-based type curves and offset location analogues with similar geologic and reservoir characteristics. When assessing proved undeveloped locations, a combination of geologic and engineering data, and where appropriate, statistical analysis was used to support the assignment of proved undeveloped reserves. Performance data, along with log and core data, was used to delineate consistent, continuous reservoir characteristics in core areas of the development. Proved undeveloped locations were included in core areas between known data and adjacent to productive wells. Locations where a high degree of certainty could not be demonstrated using the above technologies and techniques were not categorised as proved.

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

Reserve estimates contained in this section have been estimated with deterministic methodology, with the exception of the North West Shelf gas operation in Australia, where probabilistic methodology has been utilised to estimate and aggregate reserves for the reservoirs dedicated to the gas project only. The probabilistic based portion of these reserves totals 38 MMboe (total boe conversion is based on the following: 6,000 scf of natural gas equals 1 boe) and represents approximately two per cent of our total reported proved reserves. Aggregation of proved reserves beyond the field/project level has been performed by arithmetic summation. Due to portfolio effects, aggregates of proved reserves may be conservative. The custody transfer point(s) or point(s) of sale applicable for each field or project are the reference point for reserves. The reserves replacement ratio is the reserves change during the year before production, divided by the production during the year stated as a percentage.

The Petroleum Reserves Group (PRG) is a dedicated group that provides oversight of the reserves’ assessment and reporting processes. It is independent of the various operation teams directly responsible for development and production activities. The PRG is staffed by individuals averaging more than 20 years’ experience in the oil and gas industry. The manager of the PRG, Abhijit Gadgil, is a full-time employee of BHP Billiton and is the individual responsible for overseeing and supervising the preparation of the reserve estimates and compiling the information for inclusion in this Annual Report. He has an advanced degree in engineering and more than 30 years of diversified industry experience in reservoir engineering, reserves assessment, field development and technical management and is a 30-year member of the Society of Petroleum Engineers (SPE). He has also served on the Society of Petroleum Engineers Oil and Gas Reserves Committee. Mr Gadgil has the qualifications and experience required to act as a qualified petroleum reserves evaluator under the Australian Securities Exchange (ASX) Listing Rules. The estimates of petroleum reserves are based on, and fairly represent, information and supporting documentation prepared under the supervision of Mr Gadgil and he has reviewed and agrees with the information included in section 2.3.1 of this Annual Report and has given his prior written consent for its publication. No part of the individual compensation for members of the PRG is dependent on reported reserves.

Petroleum’s reserves are estimated as of 30 June 2015. Reserve assessments for all Petroleum operations were conducted by technical staff within the operating organisation. These individuals meet the professional qualifications outlined by the SPE, are trained in the fundamentals of SEC reserves reporting and the reserves processes and are endorsed by the PRG. Each reserve assessment is reviewed annually by the PRG to ensure technical quality, adherence to internally published Petroleum guidelines and compliance with SEC reporting requirements. Once endorsed by the PRG, all reserves receive final endorsement by senior management and the Risk and Audit Committee prior to public reporting. Our internal Group Risk Assessment and Assurance provides secondary assurance of the oil and gas reserve reporting processes through annual audits.

Production for FY2015 totalled 256 MMboe in sales, which is an increase of 10 MMboe from FY2014. There were an additional 6 MMboe in non-sales production, primarily for fuel consumed in our Petroleum operations.

As of 30 June 2015, our proved reserves of 1907.9 MMboe reflect a net reduction of 274 MMboe and total production of 261 MMboe (including 5 MMboe in non-sales production primarily related to fuel consumed in Petroleum operations) compared to the previous estimate as at 30 June 2014. Approximately 58 per cent of our proved reserves as of 30 June 2015 were in conventional operations, while approximately 42 per cent were in unconventional operations. As discussed below, the decrease in proved reserves was largely driven by the very challenging commodity price environment and a reduced capital and drilling program for the Onshore US, which has resulted in deferral of drilling into future years. As we continue to defer development of these operations for long-term value, the related proved undeveloped reserves have been migrated to non-proven categories within our resource base in accordance with applicable SEC standards.

Discoveries and extensions during the year added 208 MMboe to proved reserves, including 165 MMboe of extensions related to drilling in our US shale operations, 5 MMboe of extensions related to drilling in the Atlantis field in the US Gulf of Mexico and 38 MMboe of discoveries following approval of the Greater Western Flank Phase 2 project in Australia, which allowed the transfer of the contingent resources carried for the project into proved undeveloped reserves. Improved recovery additions resulted in a further 4 MMboe increase to proved reserves for a new water injection project in the Shenzi field in the US Gulf of Mexico.

The divestment of conventional operations in North Louisiana and unconventional operations in the Pecos area in our Permian operation contributed to a reduction of 34 MMboe. There were no purchases during the year.

During FY2015, net revisions to our prior estimates reduced proved reserves by 452 MMboe, primarily due to the very challenging price environment. In addition, lower commodity prices have prompted reductions in our capital program which have resulted in the deferral of development plans and transfer of proved undeveloped reserves into other non-proven categories within our resource base.

In our US operations, the overall reduction in proved reserves through revisions totalled 484 MMboe, including downward revisions of 496 MMboe for our onshore unconventional operations that were partially offset by additions of 12 MMboe for better than expected performance, primarily in the Shenzi field in our Gulf of Mexico operations. The downward revisions in our onshore unconventional operations comprised reductions related to price impact on economic productive life, deferral of development drilling beyond the required five-year development window, reductions of prior estimated due to new information and other development program revisions and data adjustments. The Haynesville operation had the largest reductions due to price and deferral of development drilling, while the largest reduction through revisions of prior estimates occurred in the Hawkville operation. The majority of the Hawkville reductions of prior estimates reflect interference between wells related to the combination of completion design and natural reservoir fractures. When combined with the 165 MMboe addition for US unconventional drilling extensions noted above, the net effect of revisions and extensions in our US unconventional operations resulted in a net reduction of 331 MMboe.

The reductions noted above were also partially offset by the addition of 25 MMboe to proved reserves in Australia through better than expected performance primarily in the Macedon field and, to a lesser extent, a number of fields in the Bass Strait and the North West Shelf project. Operations outside of Australia and the USA also added a combined 8 MMboe for better than expected performance, primarily in the Angostura field in Trinidad and Tobago.

These results are summarised in the following tables, which detail estimated oil, condensate, NGL and natural gas reserves at 30 June 2015, 30 June 2014 and 30 June 2013, with a reconciliation of the changes in each year. Reserves have been calculated using the economic interest method and represent net interest volumes after deduction of applicable royalty. Reserves of 72 MMboe are in two production and risk-sharing arrangements that involve the Group in upstream risks and rewards without transfer of ownership of the products. At 30 June 2015, approximately four per cent of the proved reserves are attributable to such arrangements.

Millions of barrels	Australia	United States	Other (b)	Total
Proved developed and undeveloped oil and condensate reserves (a)
Reserves at 30 June 2012	157.6	415.7	36.6	610.0

Improved recovery	–	12.6	0.1	12.7
Revisions of previous estimates	13.7	(65.7)	1.1	(50.9)
Extensions and discoveries	0.2	137.5	0.2	137.9
Purchase/sales of reserves	–	(1.9)	–	(1.9)
Production	(25.9)	(38.7)	(7.9)	(72.5)

Total changes	(12.0)	43.8	(6.5)	25.4

Reserves at 30 June 2013	145.7	459.6	30.1	635.4

Improved recovery	–	–	–	–
Revisions of previous estimates	14.2	(50.0)	(0.4)	(36.1)
Extensions and discoveries	–	99.0	0.3	99.3
Purchase/sales of reserves	–	(0.4)	(3.5)	(3.9)
Production	(23.6)	(54.0)	(6.5)	(84.1)

Total changes	(9.4)	(5.4)	(10.0)	(24.8)

Reserves at 30 June 2014	136.2	454.2	20.1	610.5

Improved recovery	–	3.4	0.1	3.5
Revisions of previous estimates	3.2	(53.7)	2.4	(48.1)
Extensions and discoveries	5.9	52.0	–	58.0
Purchase/sales of reserves	–	(1.0)	–	(1.0)
Production	(21.4)	(71.6)	(5.6)	(98.5)

Total changes	(12.2)	(70.9)	(3.1)	(86.2)

Reserves at 30 June 2015	124.0	383.3	17.1	524.3

Developed
Proved developed oil and condensate reserves
as of 30 June 2012	101.5	148.6	36.5	286.6
as of 30 June 2013	105.0	209.5	27.7	342.2
as of 30 June 2014	96.5	237.8	14.7	349.0
Developed reserves as of 30 June 2015	81.2	225.4	11.7	318.3

Undeveloped
Proved undeveloped oil and condensate reserves
as of 30 June 2012	56.2	267.1	0.1	323.4
as of 30 June 2013	40.6	250.1	2.5	293.2
as of 30 June 2014	39.7	216.4	5.4	261.5
Undeveloped reserves as of 30 June 2015	42.7	157.9	5.4	206.0

(a)	Small differences are due to rounding to first decimal place.

(b)	Other is comprised of Algeria, Pakistan, Trinidad and Tobago and the United Kingdom.

Millions of barrels	Australia	United States	Other (c)	Total
Proved developed and undeveloped NGL reserves (a)
Reserves at 30 June 2012	95.2	98.6	0.2	194.0

Improved recovery	–	1.0	–	1.0
Revisions of previous estimates	3.5	(23.3)	–	(19.8)
Extensions and discoveries	0.1	82.2	–	82.3
Purchase/sales of reserves	–	–	–	–
Production (b)	(7.9)	(9.6)	–	(17.5)

Total changes	(4.3)	50.3	–	45.9

Reserves at 30 June 2013	90.9	148.9 (d)	0.2	239.9 (d)

Improved recovery	–	–	–	–
Revisions of previous estimates	(0.3)	(25.3)	(0.1)	(25.7)
Extensions and discoveries	–	46.9	–	46.9
Purchase/sales of reserves	–	(0.2)	–	(0.2)
Production (b)	(8.5)	(13.6)	–	(22.1)

Total changes	(8.8)	7.7	(0.1)	(1.2)

Reserves at 30 June 2014	82.1	156.6 (d)	–	238.7 (d)

Improved recovery	–	0.3	–	0.3
Revisions of previous estimates	0.6	(62.4)	0.1	(61.7)
Extensions and discoveries	1.1	33.1	–	34.2
Purchase/sales of reserves	–	(0.2)	–	(0.2)
Production (b)	(7.2)	(18.7)	(0.1)	(26.0)

Total changes	(5.5)	(48.0)	–	(53.5)

Reserves at 30 June 2015	76.6	108.6 (d)	–	185.2

Developed
Proved developed NGL reserves
as of 30 June 2012	53.9	22.5	0.2	76.6
as of 30 June 2013	54.7	54.1	0.2	108.9
as of 30 June 2014	46.0	75.0	–	121.0
Developed reserves as of 30 June 2015	40.1	59.7	–	99.8

Undeveloped
Proved undeveloped NGL reserves
as of 30 June 2012	41.3	76.1	–	117.4
as of 30 June 2013	36.2	94.8	–	131.0
as of 30 June 2014	36.1	81.5	–	117.7
Undeveloped reserves as of 30 June 2015	36.5	48.9	–	85.4

(a)	Small differences are due to rounding to first decimal place.

(b)	Production includes volumes consumed in operations.

(c)	Other is comprised of Algeria, Pakistan, Trinidad and Tobago and the United Kingdom.

(d)	For FY2013, FY2014 and FY2015, amounts include 4.0, 3.9 and 4.2 million barrels respectively, which are anticipated to be consumed in operations in the United States.

Billions of cubic feet	Australia (c)	United States	Other (d)	Total
Proved developed and undeveloped natural gas reserves (a)
Reserves at 30 June 2012	3,858.6	6,028.5	642.1	10,529.2

Improved recovery	–	3.4	–	3.4
Revisions of previous estimates	34.6	(1,159.5)	(54.9)	(1,179.8)
Extensions and discoveries	8.7	1,675.4	–	1,684.1
Purchase/sales of reserves	–	(0.5)	–	(0.5)
Production (b)	(299.3)	(491.3)	(116.3)	(906.9)

Total changes	(255.9)	27.4	(171.2)	(399.7)

Reserves at 30 June 2013	3,602.6 (e)	6,055.9 (f)	471.0 (g)	10,129.5 (h)

Improved recovery	–	–	–	–
Revisions of previous estimates	207.9	(1,174.3)	3.4	(962.9)
Extensions and discoveries	–	1,205.9	123.6	1,329.5
Purchase/sales of reserves	–	(1.5)	(58.4)	(59.9)
Production (b)	(315.2)	(462.7)	(96.9)	(874.8)

Total changes	(107.2)	(432.4)	(28.4)	(568.0)

Reserves at 30 June 2014	3,495.4 (e)	5,623.5 (f)	442.6 (g)	9,561.5 (h)

Improved recovery	–	0.8	–	0.8
Revisions of previous estimates	124.3	(2,207.6)	32.8	(2,050.5)
Extensions and discoveries	185.4	509.7	–	695.1
Purchase/sales of reserves	–	(195.6)	–	(195.6)
Production (b)	(321.8)	(434.6)	(64.8)	(821.1)

Total changes	(12.0)	(2,327.3)	(32.0)	(2,371.3)

Reserves at 30 June 2015	3,483.4 (e)	3,296.1 (f)	410.6 (g)	7,190.2 (h)

Developed
Proved developed natural gas reserves
as of 30 June 2012	1,619.0	2,742.5	634.5	4,996.0
as of 30 June 2013	2,674.4	3,094.3	471.0	6,239.7
as of 30 June 2014	2,553.7	3,208.3	315.5	6,077.5
Developed reserves as of 30 June 2015	2,400.7	2,499.0	281.1	5,180.7

Undeveloped
Proved undeveloped natural gas reserves
as of 30 June 2012	2,239.6	3,286.0	7.6	5,533.2
as of 30 June 2013	928.2	2,961.6	–	3,889.8
as of 30 June 2014	941.7	2,415.2	127.1	3,484.0
Undeveloped reserves as of 30 June 2015	1,082.7	797.1	129.6	2,009.4

(a)	Small differences are due to rounding to first decimal place.

(b)	Production includes volumes consumed by operations.

(c)	Production for Australia includes gas sold as LNG.

(d)	Other is comprised of Algeria, Pakistan, Trinidad and Tobago and the United Kingdom.

(e)	For FY2013, FY2014 and FY2015, amounts include 387, 360 and 343 billion cubic feet respectively, which are anticipated to be consumed in operations in Australia.

(f)	For FY 2013, FY2014 and FY2015, amounts include 91, 185 and 154 billion cubic feet respectively, which are anticipated to be consumed in operations in the United States.

(g)	For FY2013, FY2014 and FY2015, amounts include 49, 30, and 27 billion cubic feet respectively, which are anticipated to be consumed in operations in Other areas.

(h)	For FY2013, FY2014 and FY2015, amounts include 527, 575 and 524 billion cubic feet respectively, which are anticipated to be consumed in operations.

Millions of barrels of oil equivalent (a)	Australia	United States	Other (d)	Total
Proved developed and undeveloped oil, condensate, natural gas and NGL reserves (b)
Reserves at 30 June 2012	895.9	1,519.0	143.9	2,558.8

Improved recovery	–	14.2	–	14.2
Revisions of previous estimates	23.0	(282.3)	(8.1)	(267.3)
Extensions and discoveries	1.8	498.9	0.2	500.9
Purchase/sales of reserves	–	(2.0)	–	(2.0)
Production (c)	(83.7)	(130.2)	(27.3)	(241.2)

Total changes	(59.0)	98.7	(35.1)	4.7

Reserves at 30 June 2013	837.0 (e)	1,617.7 (f)	108.8 (g)	2,563.5 (h)

Improved recovery	–	–	–	–
Revisions of previous estimates	48.6	(271.0)	0.1	(222.4)
Extensions and discoveries	–	346.8	20.9	367.7
Purchase/sales of reserves	–	(0.9)	(13.2)	(14.1)
Production (c)	(84.6)	(144.7)	(22.6)	(251.9)

Total changes	(36.1)	(69.7)	(14.9)	(120.6)

Reserves at 30 June 2014	800.9 (e)	1,548.0 (f)	93.9 (g)	2,442.8 (h)

Improved recovery	–	3.8	0.1	3.9
Revisions of previous estimates	24.6	(484.0)	7.9	(451.5)
Extensions and discoveries	37.9	170.0	–	208.0
Purchase/sales of reserves	–	(33.8)	–	(33.8)
Production (c)	(82.2)	(162.7)	(16.5)	(261.4)

Total changes	(19.8)	(506.7)	(8.4)	(534.9)

Reserves at 30 June 2015	781.1 (e)	1,041.3 (f)	85.5 (g)	1,907.9 (h)

Developed
Proved developed oil, condensate, natural gas and NGL reserves
as of 30 June 2012	425.1	628.2	142.5	1,195.8
as of 30 June 2013	605.5	779.2	106.3	1,491.0
as of 30 June 2014	568.1	847.6	67.3	1,483.0
Developed reserves as of 30 June 2015	521.5	701.6	58.5	1,281.6

Undeveloped
Proved undeveloped oil, condensate, natural gas and NGL reserves
as of 30 June 2012	470.8	890.8	1.4	1,363.0
as of 30 June 2013	231.5	838.5	2.5	1,072.5
as of 30 June 2014	232.8	700.4	26.6	959.8
Undeveloped reserves as of 30 June 2015	259.6	339.7	27.0	626.3

(a)	Barrel oil equivalent conversion based on 6,000 scf of natural gas equals 1 boe.

(b)	Small differences are due to rounding to first decimal place.

(c)	Production includes volumes consumed by operations.

(d)	Other is comprised of Algeria, Pakistan, Trinidad and Tobago and the United Kingdom.

(e)	For FY2013, FY2014 and FY2015, amounts include 64, 60 and 57 million barrels equivalent respectively, which are anticipated to be consumed in operations in Australia.

(f)	For FY2013, FY2014 and FY2015, amounts include 19, 35 and 30 million barrels equivalent respectively, which are anticipated to be consumed in operations in the United States.

(g)	For FY2013, FY2014 and FY2015, amounts include 8, 5 and 4 million barrels equivalent respectively, which are anticipated to be consumed in operations in Other areas.

(h)	For FY2013, FY2014 and FY2015, amounts include 92, 100 and 91 million barrels equivalent respectively, which are anticipated to be consumed in operations.

Proved undeveloped reserves

At 30 June 2015, Petroleum had 626 MMboe of proved undeveloped reserves, which represented 33 per cent of our year-end 2015 proved reserves of 1,908 MMboe. Approximately 373 MMboe or 60 per cent of the proved undeveloped reserves resides primarily in our conventional offshore fields in Australia, the Gulf of Mexico and Trinidad and Tobago, while 253 MMboe or 40 per cent reside in our North American shale fields.

The current proved undeveloped reserves reflect a net reduction of 334 MMboe from the 960 MMboe reported at 30 June 2014. This reduction was the combined result of development activities that converted 121 MMboe of proved undeveloped to proved developed reserves, downward proved undeveloped reserves revisions of 361 MMboe primarily driven by the decline in product prices in FY2015 and reductions in our planned Onshore US drilling program in response to the lower price environment. The Onshore US portion of these reductions totalled 356 MMboe. Partially offsetting the reductions were new additions of 148 MMboe as extensions/discoveries and improved recovery for new development projects, including 102 MMboe for new drilling locations in our Onshore US fields which extended the proven area of the fields (all of which will be drilled within five years), and the approval of the Greater Western Flank Phase 2 project in Australia, which added 38 MMboe (which is reported as a discovery). Also included were an extension of reservoir limits in the Atlantis field, which added 5 MMboe; and an improved recovery project in the Shenzi field, which added 4 MMboe, both of which are in the Gulf of Mexico.

Of the 626 MMboe currently classified as proved undeveloped at 30 June 2015, 225 MMboe has been reported for five or more years. All of these reserves are in our offshore conventional fields that are currently producing or have significant development in place, which are scheduled to start producing within the next five years. The largest component of this is 133 MMboe in the Kipper-Tuna-Turrum project in Bass Strait, Australia. This project is expected to be on production in 2016 when the gas conditioning plant is completed. The Atlantis field in the Gulf of Mexico contains 31 MMboe, which is actively being drilled. The remainder resides in other Australian offshore fields that have active development plans. Our North American shale fields do not contain any proved undeveloped reserves that have been reported for five or more years. In addition, management plans anticipate drilling all the proved undeveloped reserves in the North American shale fields in the next five years, with none of the proved undeveloped reserves being more than five years old at the time they are drilled.

During FY2015, Petroleum continued active development of our inventory of proved undeveloped projects by converting 121 MMboe to proved developed reserves. Over the past three years, the conversion of proved undeveloped to developed has totalled 636 MMboe, averaging 212 MMboe per year. In currently producing conventional fields, the remaining proved undeveloped reserves will be developed and brought on stream in a phased manner to best optimise the use of production facilities and to meet sales commitments. During FY2015, Petroleum spent US$4.5 billion on development activities worldwide.

2.3.2    Ore Reserves

Ore Reserves are estimates of the amount of ore that can be economically and legally extracted and processed from our mining properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of Ore Reserves requires the size, shape and depth of ore bodies to be determined by analysing geological data such as drilling samples. Because the economic assumptions used to estimate reserves change from period to period and as additional geological and operational data is generated during the course of operations, estimates of reserves may change from period to period. All of the Ore Reserves estimates presented are reported in 100 per cent terms, represent estimates at 30 June 2015 and have been prepared by experienced engineers. All tonnes and grade information has been rounded, hence small differences may be present in the totals. Tonnes are reported as dry metric tonnes (unless otherwise stated).

Our mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all Ore Reserves on the leased properties to be mined in accordance with current production schedules. Our Ore Reserves may include areas where some additional approvals remain outstanding but where based on the technical investigations we carry out as part of our mine planning process, and our knowledge and experience of the approvals process, we expect that such approvals will be obtained as part of the normal course of business and within the timeframe required by the current life of mine schedule.

The reported Ore Reserves contained in this Annual Report do not exceed the quantities that we estimate could be extracted economically if future prices for each commodity were equal to the average historical prices for the three years to 31 December 2014, using current operating costs. In some cases where commodities are produced as by-products (or co-products) with other metals, we use the three-year average historical prices for the combination of commodities produced at the relevant mine in order to verify that each ore reserve is economic. The three-year historical average prices used for each traded commodity to test for impairment of the Ore Reserves contained in this Annual Report are as follows:

Commodity Price	US$
Copper	3.35/lb
Gold	1,449/oz
Nickel	7.47/lb
Silver	24.68/oz
Lead	0.95/lb
Zinc	0.91/lb
Uranium	40.08/lb
Iron Ore – Fines Iron Ore – Lump	1.811/dmtu 1.970/dmtu
Metallurgical Hard Coking Coal	151.0/t
Thermal Coal Newcastle(1)	82.9/t
Thermal Coal Colombia(1)	73.6/t

(1)	Thermal coal prices reported are sourced from the McCloskey Report FOB by region. Newcastle and Columbia 6000 kcal/tonne Net As Received. These are comparable to realised prices used to test for impairment.

The reported reserves may differ in some respects from the reserves we report in our home jurisdictions of Australia and the UK. Those jurisdictions require the use of the Australasian Code for reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2012 (the JORC Code), which provides guidance on the use of reasonable investment assumptions in calculating reserve estimates.

Ore Reserves of mining operations assigned to South32 in May 2015 as part of the Demerger are not reported because those mining operations are no longer owned or operated by BHP Billiton. For further information on the South32 Demerger, refer to sections 1.3.7, 1.6.4 and 2.1.7.

Copper Business

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2015																			As at 30 June 2014
Commodity Deposit (1)(2)(3)(4)	Ore Type	Proven Ore Reserves					Probable Ore Reserves					Total Ore Reserves					Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserves					Reserve Life (years)
		Mt	% TCu	% SCu			Mt	% TCu	% SCu			Mt	% TCu	% SCu					Mt	% TCu	% SCu
Copper
Escondida (5)	Oxide	105	0.81	–			42	0.63	–			147	0.76	–			54	57.5	145	0.80	–			52
	Sulphide	3,720	0.73	–			1,890	0.56	–			5,610	0.67	–					5,150	0.70	–
	Sulphide Leach	1,880	0.46	–			770	0.41	–			2,640	0.45	–					2,260	0.44	–
Cerro Colorado (6)	Oxide	16	0.59	0.43			83	0.56	0.39			99	0.56	0.40			7.9	100	103	0.56	0.38			9.0
	Sulphide	16	0.68	0.11			38	0.61	0.12			54	0.63	0.12					62	0.65	0.12
Spence (7)	Oxide	38	0.68	0.48			2.9	0.72	0.60			41	0.68	0.49			8.9	100	37	0.76	0.54			10
	Oxide Low Solubility	14	0.86	0.39			12	0.57	0.22			26	0.73	0.31					33	0.82	0.36
	Supergene Sulphide	104	0.93	0.12			31	0.62	0.11			135	0.86	0.12					153	0.90	0.12
	ROM	–	–	–			55	0.37	0.08			55	0.37	0.08					61	0.39	0.09

		Mt	% Cu	kg/t U3O8	g/tAu	g/tAg	Mt	% Cu	kg/t U3O8	g/tAu	g/tAg	Mt	% Cu	kg/t U3O8	g/tAu	g/tAg			Mt	% Cu	kg/t U3O8	g/tAu	g/tAg
Copper Uranium
Olympic Dam (8)	Sulphide	144	2.02	0.61	0.71	5	340	1.92	0.58	0.75	3	484	1.95	0.59	0.74	4	48	100	518	1.86	0.57	0.72	4	47
	SP	7.9	0.99	0.36	0.59	2	36	0.99	0.37	0.49	2	44	0.99	0.37	0.51	2			–	–	–	–	–

		Mt	% Cu	% Zn	g/tAg	ppmMo	Mt	% Cu	% Zn	g/tAg	ppmMo	Mt	% Cu	% Zn	g/tAg	ppmMo			Mt	% Cu	% Zn	g/tAg	ppmMo
Copper Zinc
Antamina	Sulphide Cu only	128	1.03	0.15	9	370	224	0.98	0.18	8	330	352	1.00	0.17	8	340	12	33.75	413	0.99	0.16	9	310	13
	Sulphide Cu-Zn	62	1.05	2.24	17	100	200	0.83	2.07	13	80	262	0.88	2.11	14	80			260	0.95	1.89	15	74

(1)	Cut-off grades:

Deposit	Ore Type	Ore Reserves
Escondida	Oxide	≥ 0.20%SCu
	Sulphide	–
	Sulphide Leach	≥ 0.30%TCu and lower than variable cut-off grade (V_COG) of concentrator. Sulphide Leach is an alternative process to the concentrators.
	Concentrator	Greater than V_COG – mine plans optimised considering financial and technical parameters in order to maximise Net Present Value.
Cerro Colorado	Oxide & Sulphide	≥ 0.30% TCu
Spence	Oxide	≥ 0.30% TCu
	Oxide Low Solubility	≥ 0.30% TCu
	Supergene Sulphide	≥ 0.30% TCu
	ROM	≥ 0.10% TCu
Olympic Dam	Sulphide	Variable between 0.8%Cu and 1.4% Cu
	SP	≥ 0.16% Cu
Antamina	Sulphide Cu only	Net value per concentrator hour incorporating all material revenue and cost factors and includes metallurgical recovery (see footnote 4 for averages). Mineralisation at the US$6,000/hr limit averages 0.25% Cu, 5g/tAg, 10ppmMo and 6,700t/hr mill throughput.
	Sulphide Cu-Zn	Net value per concentrator hour incorporating all material revenue and cost factors and includes metallurgical recovery (see footnote 4 for averages). Mineralisation at the US$6,000/hr limit averages 0.11% Cu, 0.75% Zn, 8g/tAg and 6,400t/hr mill throughput.

Antamina – All metals used in net value calculations for the Antamina reserves were assumed to be recovered into concentrate (see footnote 4 for averages) and sold.

(2)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Ore Reserves	Probable Ore Reserves
Escondida	Oxide: 30m x 30m Sulphide: 50m x 50m Sulphide Leach: 60m x 60m	Oxide: 45m x 45m Sulphide: 90m x 90m Sulphide Leach: 115m x 115m
Cerro Colorado	45m to 55m drill spacing	120m drill spacing
Spence	Oxide: maximum 50m x 50m Supergene Sulphide: maximum 65m x 65m	Oxide and Supergene Sulphide: maximum 125m x 125m
Olympic Dam	Drilling grid of 20m to 30m	Drilling grid of 30m to 70m
Antamina	Drilling grid of 25m to 35m	Drilling grid of 40m to 60m

(3)	Ore delivered to process plant.

(4)	Metallurgical recoveries for the operations were:

Deposit	Metallurgical Recovery
Escondida	Oxide: 70% Sulphide: 84% Sulphide Leach: 32%
Cerro Colorado	71% of TCu
Spence	Oxide: 73% Oxide Low Solubility: 71% Supergene Sulphide: 72% ROM: 30%
Olympic Dam	Cu 94%, U3O8 73%, Au 71%, Ag 64%
Antamina	Sulphide Cu only: Cu 93%, Zn 0%, Ag 79%, Mo 64% Sulphide Cu-Zn: Cu 78%, Zn 81%, Ag 66%, Mo 0%

(5)	Escondida – The increase in Ore Reserves was mainly due to additional drilling to define and convert Probable Reserves to Proven Reserves. Inherent within the Reserve Life calculation were Oxide and Sulphide Leach which have a Reserve Life of 11 and 51 years respectively.

(6)	Cerro Colorado – Environmental and mining permit approvals required to continue operations were delayed, but are expected to be granted during CY2015 as part of the normal course of business. The current Environmental Qualification Resolution is in effect until December 2016.

(7)	Spence – Ore type previously reported as Sulphide was redefined as Supergene Sulphide.

(8)	Olympic Dam – The Ore Reserves were based on underground sub-level open stoping extraction.

Iron Ore Business

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2015																						As at 30 June 2014
		Proven Ore Reserves						Probable Ore Reserves						Total Ore Reserves						Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserves						Reserve Life (years)
Commodity Deposit (1)(2)(3)(4)(5)	Ore Type	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI			Mt	%Fe	%P	%SiO2	%Al2O3	%LOI
Iron Ore
WAIO (6)(7)(8)(9)(10)	BKM	940	63.1	0.11	3.1	2.1	4.0	1,400	61.5	0.12	4.2	2.3	4.9	2,400	62.2	0.12	3.8	2.2	4.6	15	89	2,100	62.2	0.12	3.7	2.2	4.5	16
	BKM Bene	80	61.5	0.11	6.2	2.8	1.7	90	60.8	0.13	6.9	2.7	1.7	170	61.2	0.12	6.5	2.7	1.7			170	60.7	0.09	7.5	2.7	1.7
	CID	600	56.2	0.05	6.4	1.8	10.9	130	57.6	0.05	5.5	1.4	10.4	740	56.5	0.05	6.2	1.7	10.8			840	56.5	0.05	6.1	1.7	10.8
	MM	200	62.3	0.06	3.0	1.6	5.8	410	60.7	0.07	4.0	2.2	6.3	610	61.2	0.07	3.6	2.0	6.1			530	61.5	0.07	3.5	1.9	6.0
	NIM	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–			30	59.8	0.05	10.2	1.2	2.3

		Mt	%Fe	%Pc				Mt	%Fe	%Pc				Mt	%Fe	%Pc						Mt	%Fe	%Pc
Samarco JV (11)	ROM	1,400	40.4	0.05				1,500	38.8	0.05				2,900	39.6	0.05				38	50	2,900	39.6	0.05				39

(1)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Ore Reserves	Probable Ore Reserves
WAIO	50m x 50m	150m x 50m
Samarco JV	Maximum 150m x 100m	Maximum 300m x 200m

(2)	WAIO recovery was 100%, except for BKM Bene – Brockman Beneficiated Ore, where recovery was 74% (tonnage basis) due to the beneficiation plant processing ore from Whaleback. Samarco JV recovery was 82% (metal basis).

(3)	The reserve grades listed refer to in situ mass percentage on a dry weight basis. WAIO tonnages represent wet tonnes based on the following moisture contents: BKM – Brockman 3%, BKM Bene – 3%, CID – Channel Iron Deposits 8%, MM – Marra Mamba 4%, NIM – Nimingarra 3.5%. For Samarco JV, the reserve tonnages also represent wet tonnes based on a moisture content of 6.5% for ROM. Iron ore is marketed for WAIO as Lump (direct blast furnace feed) and Fines (sinter plant feed) and Samarco JV as Fines (sinter plant feed), direct reduction and blast furnace pellets.

(4)	Cut-off grades: WAIO 50–58%Fe for all material types; Samarco JV Fe ≥ 22%, Pc ≤ 0.097% (phosphorous in concentrate) and PPCc ≤ 7.7% (LOI in concentrate).

(5)	Ore delivered to process plant.

(6)	WAIO reserves are reported on a Pilbara basis by ore type to align with our production of the Newman Blend lump product which comprises of BKM, BKM Bene and MM ore types, in addition to other lump and fines products. This also reflects our single logistics chain and associated management system.

(7)	WAIO BHP Billiton interest is reported as Pilbara reserve tonnes weighted average across all Joint Ventures. BHP Billiton ownership varies between 85% and 100%.

(8)	WAIO reserves are all located on State Agreement mining leases that guarantee the right to mine. Across WAIO, State Government approvals (including environmental and heritage clearances) are required before commencing mining operations in a particular area. Included in the reserves are select areas where one or more approvals remain outstanding, but where, based on the technical investigations carried out as part of the mine planning process and company knowledge and experience of the approvals process, it is expected that such approvals will be obtained as part of the normal course of business and within the time frame required by the current mine schedule.

(9)	WAIO – Reporting of NIM ore type was discontinued due to suspension of mining activities at the Yarrie mine in the Northern Pilbara in February 2014.

(10)	WAIO – The increase in reserves was due to revised economic assumptions used in the mine planning process. The decrease in Reserve Life was due to an increase in nominated production rate from 233Mt in FY2014 to 264Mt in FY2015.

(11)	Samarco JV – Delays in environmental approvals due to changes in Brazilian legislation for the protection of caves within the declared reserves footprint resulted in downgrading of 400Mt Proven Reserves to Probable Reserves. Although it is too early to assess the final impact of these regulations on Samarco’s operations, industry precedent suggests that such approvals could be anticipated.

Coal Business

Coal Reserves in accordance with Industry Guide 7

As at 30 June 2015																				As at 30 June 2014
Commodity Deposit (1)(2)(3)(4)(5)	Mining Method	Coal Type	Proven Coal Reserves	Probable Coal Reserves	Total Coal Reserves	Proven Marketable Coal Reserves				Probable Marketable Coal Reserves				Total Marketable Coal Reserves				Reserve Life (years)	BHP Billiton Interest %	Total Marketable Coal Reserves				Reserve Life (years)
			Mt	Mt	Mt	Mt	%Ash	%VM	%S	Mt	%Ash	%VM	%S	Mt	%Ash	%VM	%S			Mt	%Ash	%VM	%S
Metallurgical Coal
Queensland Coal
CQCA JV
Goonyella Riverside Broadmeadow (6)	OC	Met	599	19	618	469	9.1	22.8	0.53	14	10.9	23.1	0.57	483	9.2	22.8	0.53	33	50	404	9.8	22.7	0.50	30
	UG	Met	37	160	197	30	8.0	23.0	0.52	110	9.3	23.6	0.55	140	9.0	23.4	0.54			144	9.0	23.4	0.54
Peak Downs (7)	OC	Met	463	548	1,011	282	10.6	22.3	0.60	319	10.3	21.9	0.59	601	10.5	22.1	0.60	33	50	613	10.5	22.1	0.60	34
Saraji (8)	OC	Met	372	153	525	234	10.6	18.0	0.60	88	10.6	18.5	0.70	322	10.6	18.1	0.63	30	50	327	10.6	18.1	0.63	37
Norwich Park (9)	OC	Met	154	76	230	112	10.3	16.9	0.70	54	10.3	16.9	0.70	166	10.3	16.9	0.70	66	50	153	10.3	16.7	0.70	25
Blackwater	OC	Met/Th	128	379	507	114	8.0	26.7	0.40	337	9.1	26.1	0.40	451	8.8	26.3	0.40	29	50	459	8.8	26.3	0.40	30
Daunia	OC	Met	84	55	139	69	8.0	20.8	0.35	47	9.1	19.9	0.34	116	8.4	20.4	0.35	25	50	112	8.3	20.7	0.35	25
Gregory JV
Gregory Crinum (9)	OC	Met	6.6	0.3	6.9	5.4	7.0	34.8	0.60	0.2	7.0	35.3	0.60	5.6	7.0	34.8	0.60	4.0	50	5.6	7.0	34.8	0.60	2.8
	UG	Met	–	2.4	2.4	–	–	–	–	2.2	7.2	34.2	0.57	2.2	7.2	34.2	0.57			11	7.2	33.8	0.58
BHP Billiton Mitsui
South Walker Creek (10)	OC	Met	73	35	108	52	9.2	12.8	0.32	25	9.2	12.4	0.31	77	9.2	12.7	0.32	14	80	65	9.0	14.2	0.32	11
Poitrel-Winchester (11)	OC	Met	61	36	97	42	9.0	23.5	0.32	25	8.9	24.0	0.31	67	9.0	23.7	0.31	20	80	45	8.3	23.6	0.34	14

(1)	Cut-off criteria applied were: Goonyella Riverside, Peak Downs, Saraji, Norwich Park, Blackwater, Daunia and Gregory ≥ 0.5m seam thickness; Broadmeadow ≥ 2.5m seam thickness; Crinum ≥ 2.0m seam thickness; South Walker Creek and Poitrel-Winchester seam thickness cut-off applied after economic assessment.

(2)	Only geophysically logged, fully analysed cored holes with greater than 95% recovery were used to classify the reserves. Drill hole spacings vary between seams and geological domains and were determined in conjunction with geostatistical analyses where applicable. The range of maximum spacings was:

Deposit	Proven Coal Reserves	Probable Coal Reserves
Goonyella Riverside Broadmeadow	900m to 1,300m plus 3D seismic coverage for UG	1,750m to 2,400m
Peak Downs	500m to 1,050m	500m to 2,100m
Saraji	500m to 1,040m	900m to 2,100m
Norwich Park	500m to 1,400m	1,000m to 2,800m
Blackwater	500m	500m to 1,000m
Daunia	650m	1,200m
Gregory Crinum	850m plus 3D seismic coverage for UG	850m to 1,700m
South Walker Creek	500m to 800m	1,000m to 1,500m
Poitrel-Winchester	300m to 950m	550m to 1,850m

Goonyella	Riverside Broadmeadow and Daunia – The classification criteria were revised based on a drill hole spacing analysis study.

(3)	Product recoveries for the operations were:

Deposit	Product Recovery
Goonyella Riverside Broadmeadow	76%
Peak Downs	56-62%
Saraji	61%
Norwich Park	72%
Blackwater	89%
Daunia	83%
Gregory Crinum	84%
South Walker Creek	71%
Poitrel-Winchester	69%

(4)	Total Coal Reserves were at the moisture content when mined (4% CQCA JV, Gregory JV, BHP Billiton Mitsui). Total Marketable Coal Reserves were at a product specific moisture content (9.5-10% Goonyella Riverside Broadmeadow; 9.5-10% Peak Downs; 10% Saraji; 7.5-11% Blackwater; 9.5-10% Daunia; 10-11% Norwich Park; 8.5% Gregory Crinum; 9% South Walker Creek; 9.5-12% Poitrel-Winchester) and at an air-dried quality basis, for sale after the beneficiation of the Total Coal Reserves.

(5)	Coal delivered to wash plant.

(6)	Goonyella Riverside Broadmeadow – The increase in Coal Reserves was due to revised mining and cost assumptions.

(7)	Peak Downs – The Coal Reserves for Caval Ridge are reported as part of Peak Downs.

(8)	Saraji – The decrease in Reserve Life was due to an increased nominated production rate from 14.4Mtpa in FY2014 to 17.3Mtpa in FY2015.

(9)	Norwich Park and Gregory mines remain on care and maintenance. The increases in Reserve Life were due to revised assumptions and are subject to ongoing review.

(10)	South Walker Creek – The increase in Coal Reserves was due to revised economic assumptions.

(11)	Poitrel-Winchester – The increase in Coal Reserves was due to incorporation of additional drilling information.

Coal Business

Coal Reserves in accordance with Industry Guide 7

As at 30 June 2015																							As at 30 June 2014
Commodity Deposit (1)(2)(3)(4)(5)	Mining Method	Coal Type	Proven Coal Reserves	Probable Coal Reserves	Total Coal Reserves	Proven Marketable Coal Reserves					Probable Marketable Coal Reserves					Total Marketable Coal Reserves					Reserve Life (years)	BHP Billiton Interest %	Total Marketable Coal Reserves					Reserve Life (years)
			Mt	Mt	Mt	Mt	% Ash	% VM	% S	KCal/kg CV	Mt	% Ash	% VM	% S	KCal/kg CV	Mt	% Ash	% VM	% S	KCal/kg CV			Mt	% Ash	% VM	% S	KCal/kg CV
Energy Coal
New Mexico
San Juan (6)(7)	UG	Th	15	–	15	15	17.2	–	0.99	5,640	–	–	–	–	–	15	17.2	–	0.99	5,640	2.5	100	21	17.2	–	0.99	5,640	3.5
Navajo (6)(8)	OC	Th	13	–	13	13	21.8	–	0.76	4,900	–	–	–	–	–	13	21.8	–	0.76	4,900	2.6	–	17	21.8	–	0.76	4,900	3.1
Australia
Mt Arthur Coal (9)	OC	Th	519	479	998	409	17.3	30.5	0.56	6,380	376	17.6	29.6	0.49	6,410	785	17.4	30.1	0.53	6,400	31	100	817	16.7	30.3	0.54	6,410	33
Colombia
Cerrejón (10)	OC	Th	557	92	648	543	9.0	32.8	0.60	6,080	90	8.8	32.6	0.50	5,970	633	9.0	32.8	0.60	6,070	17	33.33	704	9.3	33.7	0.60	6,170	17

(1)	Cut-off criteria:

Deposit	Coal Reserves
San Juan	≥ 3.0m seam thickness, ≥ 5,000KCal/kg CV
Navajo	≥ 0.6m seam thickness
Mt Arthur Coal	≥ 0.3m mineable seam thickness, ≤ 26.5% ash, ≥ 50% product yield
Cerrejón	≥ 0.65m seam thickness

(2)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Coal Reserves	Probable Coal Reserves
San Juan	< 500m (250m radius from drill hole)	500m to 1,000m (250m to 500m radius from drill hole)
Navajo	< 500m (250m radius from drill hole)	500m to 1,000m (250m to 500m radius from drill hole)
Mt Arthur Coal	< 500m	500m to 1,000m
Cerrejón	> 6 drill holes per 100ha	2 to 6 drill holes per 100ha

(3)	Product recoveries for the operations were:

Deposit	Product Recovery
San Juan	100%
Navajo	100%
Mt Arthur Coal	79%
Cerrejón	98%

(4)	Total Coal Reserves were at the moisture content when mined (8.5% San Juan; 13.0% Navajo; 8.7% Mt Arthur Coal; 13.2% Cerrejón). Total Marketable Coal Reserves were at a product specific moisture content (8.5% San Juan; 13.0% Navajo; 9.6% Mt Arthur Coal; 14.2% Cerrejón) and at an air-dried quality basis, for sale after the beneficiation of the Total Coal Reserves.

(5)	Coal delivered to wash plant, except for San Juan and Navajo, where coal is not washed.

(6)	Volatile matter was not estimated for San Juan and Navajo because %VM is not a quality requirement in the current sales contract.

(7)	San Juan – Divestment is in progress.

(8)	Navajo – Divestment completed in December 2013. BHP Billiton will remain the mine manager and operator until 2016 and therefore production will continue to be reported. The Reserve Life decreased due to a decrease in nominated production rate from 5.4Mtpa in FY2014 to 4.8Mtpa in FY2015.

(9)	Mt Arthur Coal – The Reserve Life decreased due to an increase in nominated production rate from 30.8Mtpa in FY2014 to 32Mtpa in FY2015.

(10)	Cerrejón – The decrease in Coal Reserves was due to a revised life of mine plan. The Reserve Life remained constant due to a decrease in nominated production rate from 41.5Mtpa in FY2014 to 38.8Mtpa in FY2015.

Other Assets

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2015										As at 30 June 2014
Commodity Deposit (1)(2)(3)(4)		Proven Ore Reserves		Probable Ore Reserves		Total Ore Reserves		Reserve Life (years)	BHP Billiton Interest %	Total Ore Reserves		Reserve Life (years)
	Ore Type	Mt	%Ni	Mt	%Ni	Mt	%Ni			Mt	%Ni
Nickel
Nickel West
Leinster (5)	OC	–	–	–	–	–	–	–	100	3.0	1.3	1.5
Mt Keith	OC	46	0.6	1.0	0.5	47	0.6	5.0	100	52	0.6	5.9
	SP	3.6	0.5	3.1	0.5	6.7	0.5			11	0.5
Cliffs (5)	UG	–	–	–	–	–	–	–	100	1.6	2.6	3.2

(1)	Cut-off grades – Mt Keith: variable ranging from 0.35-0.40% Ni and ≥ 0.18% recoverable Ni for OC and SP.

(2)	Approximate drill hole spacings used to classify the Mt Keith reserves were: Proven Reserves 60m x 40m, Probable Reserves 80m x 80m.

(3)	Ore delivered to process plant.

(4)	Metallurgical recoveries for Mt Keith for FY2015 were 58% at 17% concentrate grade. Metallurgical recoveries differ from the recovery assumptions applied to generate the reserves due to variable ore quality.

(5)	Leinster (including Cliffs) – Ore Reserves were not reported due to being uneconomic after testing with the 3 year average historical nickel price.

2.4    Major projects

Major projects

At the end of FY2015, BHP Billiton had three brownfield major projects under development and one major ‘pre-development’ project in evaluation (Jansen Potash) with a combined budget of US$7.0 billion. The Group completed the Escondida Oxide Leach Area Project (OLAP) in November 2014 and the Escondida Organic Growth Project 1 (OGP1) in May 2015. In January 2015, first coal was loaded through the expanded Hay Point Coal Terminal and the project was 97.6 per cent complete at 30 June 2015.

BHP Billiton’s share of capital and exploration expenditure declined by 24 percent during FY2015, to US$11.0 billion. Capital and exploration expenditure is expected to decline to US$8.5 billion in FY2016.

Projects completed or which delivered first production during the 2015 financial year

Business	Project and ownership	Capacity (1)	Capital expenditure (US$M) (1)			Date of initial production
			Actual (2)	Budget		Actual	Target
Copper	Escondida Oxide Leach Area Project (Chile) 57.5%	New dynamic leaching pad and mineral handling system. Maintains oxide leaching capacity	899	933	(3)	Q4 CY14	H2 CY14	(3)
	Escondida Organic Growth Project 1 (Chile) 57.5%	Replaces the Los Colorados concentrator with a new 152,000 tonnes per day plant	4,279	4,199	(3)	Q2 CY15	H1 CY15
Coal	Hay Point Stage Three Expansion (Australia) 50%	Increases port capacity from 44 million tonnes per annum to 55 million tonnes per annum and reduces storm vulnerability	1,505	1,505	(3)(4)	Q1 CY15	H1 CY15	(3)

			6,683	6,637

Projects in execution at the end of the 2015 financial year

Business	Project and ownership	Capacity (1)	Capital expenditure (US$M) (1)	Date of initial production
Projects under development			Budget	Target
Petroleum	North West Shelf Greater Western Flank-A (Australia) 16.67% (non-operator)	To maintain LNG plant throughput from the North West Shelf operations	400	CY16
	Bass Strait Longford Gas Conditioning Plant (Australia) 50% (non-operator)	Designed to process approximately 400 million cubic feet per day of high CO2 gas	520	CY16
Copper	Escondida Water Supply (Chile) 57.5%	New desalination facility to ensure continued water supply to Escondida	3,430	CY17

			4,350

Other projects in progress at the end of the 2015 financial year

Business	Project and ownership	Scope	Capital expenditure (US$M) (1)
Projects under development			Budget
Potash	Jansen Potash (Canada) 100%	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities	2,600

			6,950

(1)	Unless noted otherwise, references to capacity are on a 100 per cent basis, references to capital expenditure from subsidiaries are reported on a 100 per cent basis and references to capital expenditure from joint operations are reported on a proportionate consolidation basis.

(2)	Number subject to finalisation.

(3)	As per revised budget and/or schedule.

(4)	Excludes announced pre-commitment funding.

2.5    Business performance

The discussion of results for our Businesses is set out in section 1.12 of this Annual Report with further information below.

2.5.1    Group Revenue and Underlying EBIT

Year ended 30 June 2015 compared with year ended 30 June 2014

An analysis of the financial performance of the Group for FY2015 compared to FY2014 is included in section 1.15.3.

Information in this section has been presented on a Continuing operations basis to exclude the contribution from assets that were demerged with South32, unless otherwise noted. Details of the contribution of the South32 assets to the Group’s results are disclosed in note 29 ‘Discontinued operations’ to the Financial Statements.

The following table reconciles our statutory income statement to the principal factors that affected Underlying EBIT for FY2015. For further information on our use of Underlying EBIT, see section 1.11.1 of this Annual Report.

	Revenue US$M	Total expenses, other income and share of equity accounted investments US$M	Profit from operations US$M	Exceptional Items US$M	Underlying EBIT US$M
For the year ended 30 June 2014 (Restated)
Revenue	56,762
Other income		1,225
Expenses excluding net finance costs		(36,523)
Share of operating profit of equity accounted investments		1,185

Total expenses, other income and share of equity accounted investments		(34,113)

Profit from operations			22,649
Exceptional items				(551)

Underlying EBIT					22,098

Changes in volumes:
Productivity	2,774	(1,554)	1,220	–	1,220
Growth	3,421	(1,599)	1,822	–	1,822

	6,195	(3,153)	3,042	–	3,042

Net Price impact:
Change in sales prices	(17,046)	613	(16,433)	–	(16,433)
Price-linked costs	–	1,209	1,209	–	1,209

	(17,046)	1,822	(15,224)	–	(15,224)

Change in controllable cash costs:
Operating cash costs	–	2,678	2,678	–	2,678
Exploration and business development	–	29	29	–	29

	–	2,707	2,707	–	2,707

Change in other costs:
Exchange rates	(87)	1,654	1,567	–	1,567
Inflation on costs	–	(433)	(433)	–	(433)
Fuel and energy	–	518	518	–	518
Non-cash	–	(1,304)	(1,304)	–	(1,304)
One-off items	–	(456)	(456)	–	(456)

	(87)	(21)	(108)	–	(108)

Asset sales	–	(72)	(72)	–	(72)
Ceased and sold operations	(448)	470	22	–	22
Exceptional items	–	(3,747)	(3,747)	3,747	–
Profit from equity accounted investments	–	(637)	(637)	–	(637)
Other	(740)	778	38	–	38

For the year ended 30 June 2015
Revenue	44,636
Other Income		496
Expenses excluding net finance costs		(37,010)
Share of operating profit of equity accounted investments		548

Total expenses, other income and share of equity accounted investments		(35,966)

Profit from operations			8,670
Exceptional items				3,196

Underlying EBIT					11,866

Management believes the following information presented by each Business provides meaningful indicators of the underlying performance of the assets, including equity accounted investments, of each reportable segment. Information relating to equity accounted investments has been provided on a ‘proportionate consolidation’ basis to provide insight into the drivers of the equity accounted results from these operations. Segment information is reported on a statutory basis in accordance with IFRS 8 ‘Operating Segments’ and consequently the tables below include adjustments to reconcile the proportionate consolidation information to the statutory segment results.

As discussed in section 1.11.1 of this Annual Report, Underlying EBIT is one measure used by management to assess the performance of our Businesses, make decisions on the allocation of resources and assess operational management. Underlying EBIT at the segment or statutory level is reported net of the Group’s share of net finance costs and taxation of equity accounted investments.

Year ended 30 June 2014 compared with year ended 30 June 2013

Comparative financial information for FY2014 and FY2013 has been restated for the effects of the application of IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ following the demerger of South32, unless otherwise noted. The Consolidated Balance Sheet for these periods is not required to be and has not been restated, for further information refer to note 41 ‘Basis of preparation and measurement’ to the Financial Statements.

Information in this section has been presented on a Continuing operations basis to exclude the contribution from assets that were demerged with South32, unless otherwise noted. Details of the contribution of the South32 assets to the Group’s results are disclosed in note 29 ‘Discontinued operations’ to the Financial Statements.

Revenue in FY2014 was US$56.8 billion, an increase of US$2.9 billion, or five per cent, from US$53.9 billion in the corresponding period. The revenue increase was primarily reflected in the Iron Ore and Petroleum and Potash Businesses, with increases of US$2.8 billion and US$1.6 billion, respectively. These increases were offset by decreases in our Copper Business of US$383 million, in our Coal Business of US$11 million and the loss of revenue of our disposed former Diamonds and Specialty Products Business of US$325 million.

The increase in revenue in Iron Ore was primarily due to an increase in sales volumes of 17 per cent to 202 Mt, which contributed to an increase in revenue of US$3.2 billion, partially offset by a six per cent decline in average realised price of iron ore to US$103 per wet metric tonne (FOB), which reduced revenue by US$522 million. The increase in revenue in Petroleum was primarily due to an increase in volume of four per cent in FY2014 to 246 MMboe, which contributed to an increase in revenue of US$1.4 billion, and to higher realised prices, which contributed to an additional increase of US$219 million. The decrease in other businesses mainly reflected lower realised prices in our Copper Business of US$1.0 billion and Coal Business of US$1.1 billion.

Overall, the US$2.9 billion increase in revenue in FY2014 can be attributed to US$6.3 billion related to increased volumes, which are within our control, offset primarily by US$2.6 billion related to prices, which are uncontrollable, US$468 million for ceased and sold operations, and US$128 million for exchange rates.

Year ended 30 June	2014 US$M Restated	2013 US$M Restated

Raw materials and consumables used	5,540	5,407
Employee benefits expense	5,413	5,578
External services (including transportation) (1)	9,899	10,202
Third party commodity purchases	1,702	1,158
Net foreign exchange losses/(gains)	168	(187)
Fair value change on derivatives	(122)	63
Government royalties paid and payable	2,412	2,179
Depreciation and amortisation expense	7,716	6,067
Exploration and evaluation expenditure	698	1,026
Impairment of assets (2)	478	3,286
Operating lease rentals	665	679
Other operating expenses (3)	1,954	1,371

Total expenses	36,523	36,829

Less exceptional items	–	(2,862)

Total expenses excluding exceptional items	36,523	33,967

(1)	Includes exceptional items of US$ nil (2013: US$96 million).

(2)	Includes exceptional items of US$ nil (2013: US$2,924 million).

(3)	Includes exceptional items of US$ nil (2013: credit of US$158 million).

Total expenses decreased from US$36.8 billion in FY2013 to US$36.5 billion in FY2014. Excluding exceptional items, the majority of which related to impairments in FY2013, total expenses have increased by US$2.6 billion or eight per cent during FY2014 from US$33.9 billion to US$36.5 billion.

The majority of the increase relates to non-cash expenses for depreciation and amortisation of US$1.6 billion and changes to provisions for mine site rehabilitation of US$300 million. Increases in other non-cash charges also included provisions for restructuring and a lower capitalisation rate for deferred stripping at Escondida and Pampa Norte. Increases in costs attributable to inflation were US$575 million.

Higher expenses associated with increased production across our four major Businesses were partially offset by reduced operating costs. Our focus on reducing operating costs through productivity initiatives saw cost efficiencies in our Businesses, in particular our Coal Business.

Additional increases in Total expenses were recognised in Third party commodity purchases of US$544 million and Other operating expenses (excluding exceptionals) of US$425 million. In total operating costs were decreased by favourable exchange rate impacts of US$1.3 billion.

Other income decreased from US$3.8 billion in FY2013 to US$1.2 billion due to exceptional items in FY2013, the majority of which relates to gains on the sale of assets. For further information, refer to note 5 ‘Other income’ to the Financial Statements.

Profit from operations increased by US$672 million, or three per cent, from US$22.0 billion to US$22.6 billion. Exceptional items during FY2014 comprised of a gross exceptional income on the sale of our Pinto Valley mining operation of US$551 million, compared with gross exceptional charges of US$297 million in FY2013. FY2014 Profit from operations excluding exceptional items, which we refer to as Underlying EBIT, increased by 1.9 per cent, or US$418 million, to US$22.1 billion.

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

The following table reconciles Underlying EBIT to Profit from operations.

Year ended 30 June	2014 US$M Restated	2013 US$M Restated

Underlying EBIT	22,098	21,680
Exceptional items (before taxation) – refer section 1.15.3	551	297

Profit from operations (EBIT)	22,649	21,977

Attributable profit increased by 23 per cent to US$13.8 billion mainly driven by a decrease in the Group’s effective tax rate.

Net operating cash flows from Continuing operations after interest and tax increased by 24 per cent to US$23.6 billion in FY2014. A US$2.3 billion increase in cash generated from operations (after changes in working capital balances) and a US$1.7 billion decrease in net taxes paid were the major contributors to the increase. We delivered a substantial US$7.1 billion increase in free cash flow, being Net operating cash flows less Net investing cash flows, despite weaker commodity prices. Capital and exploration expenditure (BHP Billiton share) declined to US$14.6 billion for the period.

We finished the period with net debt of US$25.8 billion (2013: US$27.5 billion), which included finance leases of US$1.3 billion (2013: US$137 million), for a gearing ratio of 23 per cent (2013: 27 per cent). IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ does not require the Consolidated Balance Sheet to be restated for comparative periods. The FY2014 and FY2013 figures therefore includes assets and liabilities of the Businesses demerged with South32. For information relating to Discontinued operations refer to note 29 ‘Discontinued operations’ to the Financial Statements.

2.5.2    Underlying EBIT

Year ended 30 June 2015 compared with year ended 30 June 2014

An analysis of the consolidated EBIT for FY2015 compared to FY2014 is included in section 1.15.3.

Year ended 30 June 2014 compared with year ended 30 June 2013

For FY2014, Underlying EBIT declined 1.9 per cent to US$22.1 billion.

A reduction in commodity prices reduced Underlying EBIT by US$2.6 billion. This was offset by cost improvements which underpinned a decrease in operating cash costs of US$1.1 billion and a decrease in exploration and business development costs of US$398 million. In addition, higher volumes attributed to our development projects coming on line and through productivity efficiencies at existing assets, primarily in Iron Ore and Petroleum, contributed an additional US$3.0 billion to Underlying EBIT. This was offset by increased depreciation and amortisation which reduced Underlying EBIT by US$1.6 billion.

Prices

Lower average prices reduced Underlying EBIT by US$2.6 billion in FY2014.

In metallurgical coal, an increase in seaborne supply and the resilience of higher cost, along with uneconomic capacity led to a 19 per cent and 14 per cent decline in the average realised price of hard coking coal and weak coking coal, respectively. The average price received for thermal coal also declined by 14 per cent during the period. In total, lower average realised prices in our Coal Business reduced Underlying EBIT by US$1.2 billion.

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

Price-linked costs decreased Underlying EBIT by US$111 million during the period, primarily reflecting higher royalty charges in our Petroleum and Iron Ore Businesses.

Volumes

Volume efficiencies attributed to productivity and the ramp-up of major projects, underpinned an increase in production in a number of Businesses in FY2014 and an additional US$3.0 billion in Underlying EBIT. WAIO was the major contributor as the ramp-up of the Jimblebar mining hub and a series of productivity initiatives raised the capacity of our integrated supply chain and supported a US$1.8 billion increase in Underlying EBIT. Despite the impact of natural field decline, stronger volumes in our Petroleum Business generated an additional US$994 million of Underlying EBIT, reflecting 73 per cent growth in Onshore US liquids volumes and a near doubling of production at Atlantis.

Controllable cash costs

A broad-based improvement in productivity underpinned a decrease in controllable cash costs of US$1.5 billion during the period, including a decrease in operating cash costs of US$1.1 billion and a decrease in exploration and business development costs of US$398 million.

Operating cash costs

The Group’s commitment to further improve the competitive position of its assets delivered tangible results in FY2014 as operating cash costs declined by US$1.1 billion. A general increase in labour and contractor productivity had the greatest impact, increasing Underlying EBIT by US$1.3 billion.

Exploration and business development

The Group’s exploration expenditure declined by 25 per cent in FY2014 to US$986 million as we sharpened our focus on greenfield copper porphyry targets in Chile and Peru, and high impact liquids opportunities in the Gulf of Mexico, Western Australia and Trinidad and Tobago. The associated reduction in the Group’s exploration expense increased Underlying EBIT by US$328 million.

Other costs

Exchange rates

A stronger US dollar increased Underlying EBIT by US$1.2 billion and included the restatement of monetary items in the balance sheet, which reduced Underlying EBIT by US$352 million. Average and closing exchange rates for FY2014 and FY2013 are detailed in note 42 ‘Functional and presentation currency’ to the Financial Statements.

Inflation on costs

Inflation had an unfavourable impact on all Businesses and reduced Underlying EBIT by US$575 million during FY2014. This was most notable in Australia and Chile, which accounted for 85 per cent of the total variance.

Non-cash

An increase in non-cash charges reduced Underlying EBIT by US$1.7 billion during the period.

A US$631 million increase in the depreciation and amortisation charge at Onshore US reflected the ramp-up of liquids production and the progressive development of our Permian acreage. We continue to expect the depreciation rate in the Permian to normalise at a lower level as reserves are booked and the production rate grows towards 100 Mboe per day over the medium term. The completion and progressive ramp-up of several major projects in our Iron Ore and Coal Businesses resulted in an US$704 million increase in the depreciation and amortisation expense during the period.

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

Asset sales

The divestment of Liverpool Bay more than accounted for the US$61 million increase in Underlying EBIT related to asset sales.

Ceased and sold operations

Underlying EBIT from ceased and sold operations decreased by US$349 million in FY2014 and largely reflected: a US$143 million negative adjustment to the Browse divestment price and the closure of the Nickel West Leinster Perseverance underground mine in November 2013.

2.5.3    Net finance costs

Year ended 30 June 2015 compared with year ended 30 June 2014

An analysis of net finance costs for FY2015 compared to FY2014 is included in section 1.15.3.

Year ended 30 June 2014 compared with year ended 30 June 2013

Net finance costs of US$914 million decreased by US$235 million from the prior period. This was primarily due to a decrease of US$299 million in net interest expense, partially offset by less interest capitalised of US$108 million.

2.5.4    Taxation expense

Year ended 30 June 2015 compared with year ended 30 June 2014

An analysis of taxation expenses for FY2015 compared to FY2014 is included in section 1.15.3.

Year ended 30 June 2014 compared with year ended 30 June 2013

Total taxation expense, including royalty-related taxation, exchange rate movements and exceptional items, was US$6.8 billion, representing a statutory effective tax rate of 31.2 per cent (30 June 2013: 32.1 per cent).

Government imposed royalty arrangements calculated by reference to profits are reported as royalty-related taxation. The Minerals Resource Rent Tax (MRRT) reduced taxation expense by US$198 million in FY2014 (30 June 2013: increase of US$180 million) as royalty-related credits in the Coal Business more than offset Iron Ore MRRT expense for the period. This included the remeasurement of deferred tax assets associated with the MRRT which decreased taxation expense by US$170 million in the period (30 June 2013: increase of US$12 million).

The Group’s adjusted effective tax rate, which excludes the influence of exchange rate movements, exceptional items and the remeasurement of deferred tax assets associated with the MRRT, was 32.2 per cent (30 June 2013: 33.8 per cent).

Adjusted effective tax rate is not an IFRS measure and is reconciled to the statutory effective tax rate below:

Year ended 30 June	2014 Restated			2013 Restated
	Profit before tax US$M	Income tax expense US$M	%	Profit before tax US$M	Income tax expense US$M	%

Statutory effective tax rate	21,735	(6,780)	31.2%	20,828	(6,696)	32.1%
Less:
Exchange rate movements	–	(34)		–	134
Remeasurement of deferred tax assets associated with the MRRT	–	(170)		–	12
Exceptional items	(551)	166		(297)	(384)

Adjusted effective tax rate	21,184	(6,818)	32.2%	20,531	(6,934)	33.8%

Other royalty and excise arrangements that are not profit based are recognised as operating costs within Profit before taxation. These amounted to US$2.4 billion during the period (30 June 2013: US$2.2 billion).

2.5.5    Exceptional items

Years ended 30 June 2015 and 30 June 2014

An analysis of the exceptional items for FY2015 and FY2014 are included in section 1.15.3.

Year ended 30 June 2013	Gross US$M	Tax US$M	Net US$M

Exceptional items by category
Sale of Yeelirrie uranium deposit	420	–	420
Sale of Richards Bay Minerals	1,212	(183)	1,029
Sale of diamonds business	(97)	(42)	(139)
Sale of East and West Browse Joint Ventures	1,539	(188)	1,351
Impairment of Nickel West assets	(1,698)	454	(1,244)
Impairment of Permian Basin assets	(266)	99	(167)
Other impairments arising from capital project review	(971)	291	(680)
Newcastle steelworks rehabilitation	158	(47)	111

	297	384	681

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

In FY2013, WAIO refocused its attention on the capital efficient expansion opportunity that exists within the Port Hedland inner harbour, and all early works associated with the outer harbour development option were suspended. This revision to the WAIO development sequence and the change in status of other minor capital projects across the Group resulted in the recognition of impairment charges of US$604 million (after tax benefit) and other restructuring costs of US$76 million (after tax benefit) in FY2013, of which US$580 million (after tax benefit) were related to WAIO.

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

Year ended 30 June 2013 US$M	Sale of assets	Impairment of goodwill and other assets	Restructuring costs	Closure and rehabilitation provisions released	Gross
Sale of Yeelirrie uranium deposit	420	–	–	–	420
Sale of Richards Bay Minerals	1,212	–	–	–	1,212
Sale of diamonds business	–	(97)	–	–	(97)
Sale of East and West Browse Joint Ventures	1,539	–	–	–	1,539
Impairment of Nickel West assets	–	(1,698)	–	–	(1,698)
Impairment of Permian Basin assets	–	(266)	–	–	(266)
Other impairments arising from capital project review	–	(863)	(108)	–	(971)
Newcastle steelworks rehabilitation	–	–	–	158	158

	3,171	(2,924)	(108)	158	297

2.5.6    Petroleum and Potash Business

An analysis of the financial performance of our Petroleum and Potash Business for FY2015 compared to FY2014 is included in section 1.12.2.

Financial information for the Petroleum and Potash Business for FY2015 and FY2014 is presented below.

Year ended 30 June 2015 US$M	Revenue (i)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross (ii)	Exploration to profit (iii)
Australia Production Unit (iv)	1,003	862	337	525	1,091	44
Bass Strait	1,291	1,025	127	898	3,055	328
North West Shelf	1,899	1,351	186	1,165	1,400	135
Atlantis	1,071	904	368	536	2,146	354
Shenzi	973	868	287	581	1,399	268
Mad Dog	175	87	34	53	581	101
Eagle Ford (v)	2,932	1,792	2,172	(380)	10,754	2,315
Permian (v)(vi)	263	69	502	(433)	1,096	773
Haynesville (v)(vi)	532	13	554	(541)	5,916	411
Fayetteville (v)	448	162	195	(33)	2,960	183
Trinidad/Tobago (iv)	220	159	28	131	827	10
Algeria	309	247	38	209	97	23
Exploration	–	(481)	48	(529)	733	–
Other (vii)(viii)	276	98	342	(244)	2,518	78

Total Petroleum	11,392	7,156	5,218	1,938	34,573	5,023	567	529

Potash	–	(178)	6	(184)	2,684	336	3	3
Other (ix)	–	47	–	47	(970)	–	–	–

Total Petroleum and Potash from Group production	11,392	7,025	5,224	1,801	36,287	5,359	570	532

Third party products	69	1	–	1	–	–

Total Petroleum and Potash	11,461	7,026	5,224	1,802	36,287	5,359	570	532

Adjustment for equity accounted investments (x)	(14)	(3)	(3)	–	–	–	–	–

Total Petroleum and Potash statutory result	11,447	7,023	5,221	1,802	36,287	5,359	570	532

Year ended 30 June 2014 (Restated) US$M	Revenue (i)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross (ii)	Exploration to profit (iii)
Australia Production Unit (iv)	1,418	1,220	309	911	1,464	419
Bass Strait	1,885	1,555	132	1,423	2,864	259
North West Shelf (xi)	2,432	1,599	175	1,424	1,691	193
Atlantis	1,535	1,407	335	1,072	2,272	385
Shenzi	1,430	1,281	243	1,038	1,598	210
Mad Dog	217	171	16	155	461	68
Onshore US (v)	4,264	2,270	2,426	(156)	23,377	4,226
Trinidad/Tobago (iv)	273	374	52	322	709	8
Algeria	465	396	30	366	104	19
Exploration	–	(369)	113	(482)	464	–
Other (vii)(viii)(xii)	491	220	426	(206)	3,264	92

Total Petroleum	14,410	10,124	4,257	5,867	38,268	5,879	600	497

Potash	–	(211)	74	(285)	2,255	544	47	47
Other (ix)	–	(298)	–	(298)	(1,009)	–	–	–

Total Petroleum and Potash from Group production	14,410	9,615	4,331	5,284	39,514	6,423	647	544

Third party products	437	3	–	3	–	–

Total Petroleum and Potash	14,847	9,618	4,331	5,287	39,514	6,423	647	544

Adjustment for equity accounted investments (x)	(14)	(3)	(3)	–	–	–	–	–

Total Petroleum and Potash statutory result	14,833	9,615	4,328	5,287	39,514	6,423	647	544

(i)	Petroleum revenue from Group production includes: crude oil US$6,592 million (2014: US$8,645 million), natural gas US$2,489 million (2014: US$3,119 million), LNG US$1,366 million (2014: US$1,614 million), NGL US$665 million (2014: US$916 million) and other US$266 million (2014: US$102 million).

(ii)	Includes US$86 million of capitalised exploration (2014: US$231 million).

(iii)	Includes US$48 million of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2014: US$128 million).

(iv)	Australia Production Unit includes Macedon, Pyrenees, Minerva and Stybarrow. Comparative period has been restated to report Australia Production Unit and Trinidad/Tobago separately from Other.

(v)	For FY2015 onwards Onshore US has been reported separately between Eagle Ford, Permian, Haynesville and Fayetteville.

(vi)	Includes US$328 million of impairments associated with the divestment of assets in North Louisiana (Haynesville) and the Pecos field (Permian).

(vii)	Predominantly divisional activities, business development, Pakistan, UK, Neptune, Genesis and ceased and sold operations. Also includes the Caesar oil pipeline and the Cleopatra gas pipeline which are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).

(viii)	Goodwill associated with Onshore US of US$3,026 million is included in Other Net operating assets (2014: US$3,568 million).

(ix)	Includes closed mining and smelting operations in Canada and the United States.

(x)	Total Petroleum and Potash segment Revenue excludes US$14 million (2014: US$14 million) revenue related to the Caesar oil pipeline and the Cleopatra gas pipeline. Total Petroleum and Potash segment

Underlying EBITDA includes US$3 million (2014: US$3 million) D&A related to the Caesar oil pipeline and the Cleopatra gas pipeline.

(xi)	Includes an expense of US$143 million incurred in May 2014 related to the purchase price adjustment for the Browse asset sale completed in the 2013 financial year.

(xii)	Includes an expense of US$112 million incurred in November 2013 related to the closure of the UK pension plan. Also includes a gain of US$120 million related to the sale of the Liverpool Bay asset in March 2014.

Year ended 30 June 2014 compared with year ended 30 June 2013

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

2.5.7    Copper Business

An analysis of the financial performance of our Copper Business for FY2015 compared to FY2014 is included in section 1.12.3.

Financial information for the Copper Business for FY2015 and FY2014 is presented below.

Year ended 30 June 2015 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida (i)	7,819	4,064	920	3,144	13,909	3,273
Pampa Norte (ii)	1,437	762	669	93	1,926	242
Antamina (iii)	854	420	107	313	1,379	163
Olympic Dam	1,244	280	253	27	6,665	307
Other (iii)(iv)	–	(152)	11	(163)	(178)	–

Total Copper from Group production	11,354	5,374	1,960	3,414	23,701	3,985

Third party products	953	23	–	23	–	–

Total Copper	12,307	5,397	1,960	3,437	23,701	3,985	91	91

Adjustment for equity accounted investments (v)	(854)	(192)	(108)	(84)	–	(163)	(1)	(1)

Total Copper statutory result	11,453	5,205	1,852	3,353	23,701	3,822	90	90

Year ended 30 June 2014 (Restated) US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida (i)	8,085	4,754	760	3,994	11,779	3,186
Pampa Norte (ii)	1,796	785	429	356	2,575	336
Antamina (iii)	1,261	818	84	734	1,341	262
Olympic Dam	1,777	299	265	34	6,320	167
Other (iii)(iv)	101	(193)	7	(200)	(18)	13

Total Copper from Group production	13,020	6,463	1,545	4,918	21,997	3,964

Third party products	1,030	8	–	8	–	–

Total Copper	14,050	6,471	1,545	4,926	21,997	3,964	113	113

Adjustment for equity accounted investments (v)	(1,261)	(344)	(86)	(258)	–	(267)	(2)	(2)

Total Copper statutory result	12,789	6,127	1,459	4,668	21,997	3,697	111	111

(i)	Escondida is consolidated under IFRS 10 and reported on a 100 per cent basis.

(ii)	Includes Spence and Cerro Colorado.

(iii)	Antamina and Resolution are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).

(iv)	Predominantly comprises divisional activities, greenfield exploration, business development and ceased and sold operations. Includes Pinto Valley and Resolution. Pinto Valley was sold effective 11 October 2013.

(v)	Total Copper segment Revenue excludes US$854 million (2014: US$1,261 million) revenue related to Antamina. Total Copper segment Underlying EBITDA includes US$108 million (2014: US$86 million) D&A and US$84 million (2014: US$258 million) net finance costs and taxation expense related to Antamina and Resolution that are also included in Underlying EBIT. Copper segment Capital expenditure excludes US$163 million (2014: US$267 million) and US$1 million (2014: US$2 million) Exploration expenditure related to Antamina and Resolution.

Year ended 30 June 2014 compared with year ended 30 June 2013

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

Copper revenue decreased by US$383 million to US$12.8 billion. Revenue for Escondida decreased by six per cent to US$8.1 billion. The decrease in revenue primarily resulted from a five per cent decline in the average realised price of copper to US$3.22 per pound.

Lower average realised prices reduced Underlying EBIT by US$828 million, net of price-linked costs. In contrast, a stronger US dollar against the Chilean peso and Australian dollar increased Underlying EBIT by US$296 million.

Underlying EBIT for FY2014 decreased by US$365 million to US$4.7 billion. Unit cash costs, which we calculate excluding revenue from by-products, at our operated copper assets declined by six per cent during FY2014 despite the impact of the nine per cent reduction in ore grades at Escondida. Productivity cost efficiencies increased Underlying EBIT by US$186 million and reflected insourcing initiatives and the broader optimisation of contractor activities across the business. A reduction in exploration and business development expenditure increased Underlying EBIT by a further US$214 million as the Group sharpened its focus on greenfield copper porphyry targets in Chile and Peru. In contrast, an increase in non-cash charges reflected a lower capitalisation rate for deferred stripping at Escondida and Pampa Norte, and a general increase in depreciation and amortisation, and reduced Underlying EBIT by US$328 million during the period.

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

2.5.8    Iron Ore Business

An analysis of the financial performance of our Iron Ore Business for FY2015 compared to FY2014 is included in section 1.12.4.

Financial information for the Iron Ore Business for FY2015 and FY2014 is presented below.

Year ended 30 June 2015 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Western Australia Iron Ore	14,438	8,297	1,713	6,584	22,804	1,911
Samarco (i)	1,406	695	118	577	1,044	170
Other (ii)	135	(8)	3	(11)	106	19

Total Iron Ore from Group production	15,979	8,984	1,834	7,150	23,954	2,100

Third party products (iii)	180	(10)	–	(10)	–	–

Total Iron Ore	16,159	8,974	1,834	7,140	23,954	2,100	118	38

Adjustment for equity accounted investments (iv)	(1,406)	(326)	(118)	(208)	–	(170)	–	–

Total Iron Ore statutory result	14,753	8,648	1,716	6,932	23,954	1,930	118	38

Year ended 30 June 2014 (Restated) US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Western Australia Iron Ore (v)	20,883	12,966	1,427	11,539	22,223	2,947
Samarco (i)	1,634	846	56	790	1,072	424
Other (ii)(v)	130	(32)	2	(34)	95	–

Total Iron Ore from Group production	22,647	13,780	1,485	12,295	23,390	3,371

Third party products (iii)	343	(3)	–	(3)	–	–

Total Iron Ore	22,990	13,777	1,485	12,292	23,390	3,371	169	56

Adjustment for equity accounted investments (iv)	(1,634)	(246)	(56)	(190)	–	(422)	–	–

Total Iron Ore statutory result	21,356	13,531	1,429	12,102	23,390	2,949	169	56

(i)	Samarco is an equity accounted investment and is reported on a proportionate consolidation basis (with the exception of net operating assets). This includes the wholly owned holding company of Samarco, which is consolidated.

(ii)	Predominantly comprises divisional activities, towage services, business development and ceased operations.

(iii)	Includes inter-segment and external sales of contracted gas purchases.

(iv)	Total Iron Ore segment Revenue excludes US$1,406 million (2014: US$1,634 million) revenue related to Samarco. Total Iron Ore segment Underlying EBITDA includes US$118 million (2014: US$56 million) D&A and US$208 million (2014: US$190 million) net finance costs and taxation expense related to Samarco that are also included in Underlying EBIT. Iron Ore segment Capital expenditure excludes US$170 million (2014: US$422 million) related to Samarco.

(v)	The 30 June 2014 period has been restated to reallocate towage services from Western Australian Iron Ore to Other.

Year ended 30 June 2014 compared with year ended 30 June 2013

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

2.5.9    Coal Business

An analysis of the financial performance of our Coal Business for FY2015 compared to FY2014 is included in section 1.12.5.

Financial information for the Coal Business for FY2015 and FY2014 is presented below.

Year ended 30 June 2015 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	4,221	1,006	719	287	9,154	599
New Mexico	531	134	47	87	173	20
New South Wales Energy Coal (i)	1,225	303	161	142	1,322	121
Colombia (i)	719	231	105	126	924	73
Other (ii)	–	(91)	1	(92)	196	17

Total Coal from Group production	6,696	1,583	1,033	550	11,769	830

Third party products	7	–	–	–	–	–

Total Coal	6,703	1,583	1,033	550	11,769	830	20	20

Adjustment for equity accounted investments (iii)	(818)	(341)	(139)	(202)	–	(101)	–	–

Total Coal statutory result	5,885	1,242	894	348	11,769	729	20	20

Year ended 30 June 2014 (Restated) US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	4,666	949	514	435	9,115	1,790
New Mexico	520	105	46	59	202	26
New South Wales Energy Coal (i)	1,350	324	150	174	1,392	170
Colombia (i)	814	305	85	220	1,037	133
Other (ii)	–	(166)	2	(168)	162	34

Total Coal from Group production	7,350	1,517	797	720	11,908	2,153

Third party products	27	–	–	–	1	–

Total Coal	7,377	1,517	797	720	11,909	2,153	29	29

Adjustment for equity accounted investments (iii)	(814)	(259)	(114)	(145)	–	(182)	–	–

Total Coal statutory result	6,563	1,258	683	575	11,909	1,971	29	29

(i)	Newcastle Coal Infrastructure Group and Cerrejón are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).

(ii)	Predominantly comprises divisional activities and greenfield projects.

(iii)	Total Coal segment Revenue excludes US$818 million (2014: US$814 million) revenue related to Newcastle Coal Infrastructure Group and Cerrejón. Total Coal segment Underlying EBITDA includes US$105 million (2014: US$85 million) D&A and US$126 million (2014: US$80 million) net finance costs and taxation expense related to Cerrejón, that are also included in Underlying EBIT. Total Coal segment Underlying EBITDA excludes US$34 million (2014: US$29 million) D&A and US$76 million (2014: US$65 million) total EBIT related to Newcastle Coal Infrastructure Group, that is excluded from Underlying EBIT. Coal segment Capital expenditure excludes US$101 million (2014: US$182 million) related to Newcastle Coal Infrastructure Group and Cerrejón.

Year ended 30 June 2014 compared with year ended 30 June 2013

Metallurgical coal production increased by 26 per cent in FY2014 to a record 38 Mt (BHP Billiton share). Record production and sales volumes at Queensland Coal reflected strong performance across all operations. This included first production from Caval Ridge, the successful ramp-up of Daunia and record production at Peak Downs, Saraji, South Walker Creek and Poitrel.

Energy coal production of 43 Mt for FY2014 increased by six percent from the prior period. Another year of robust performance was underpinned by a fifth consecutive annual production record at New South Wales Energy Coal and record volumes at Cerrejón. Navajo Coal production declined following the permanent closure of three of the five power units at the Four Corners Power Plant.

Coal revenue for FY2014 decreased by US$11 million to US$6.6 billion. The decrease in revenues was driven by a 19 per cent reduction in the average price for hard coking coal and 14 per cent reduction in the average price received for both weak coking coal and thermal coal; this was partially offset by an increase in revenue of 5 per cent for Queensland Coal to US$4.7 billion.

Underlying EBIT for FY2014 increased by US$151 million to US$575 million as productivity volume and cost efficiencies of US$1.1 billion were embedded during the period.

A stronger US dollar against the Australian dollar increased Underlying EBIT by US$403 million. This was offset by the reduction in the average price, which in total, reduced Underlying EBIT by US$1.1 billion, net of price-linked costs.

A sustainable increase in truck and wash plant utilisation rates underpinned the improvement in productivity while a reduction in labour, contractor and maintenance costs was also achieved. Redundancies totalling US$28 million were recognised in FY2014 while an increase in non-cash charges reduced Underlying EBIT by a further US$176 million.

2.5.10 Other Assets

Nickel West production declined by four per cent following the closure of the Perseverance underground mine in November 2013.

Underlying EBIT for FY2014 increased by US$106 million to (US$208) million mainly due to cost efficiencies and a favourable exchange rate movement, which was partially offset by costs associated with the closure of the Perseverance underground mine at Nickel West.

2.5.11 Cash flow analysis

Year ended 30 June 2015 compared with year ended 30 June 2014

An analysis of the cash flow for FY2015 compared to FY2014 is included in section 1.15.4.

Year ended 30 June 2014 compared with year ended 30 June 2013

Year ended 30 June	2014 US$M Restated	2013 US$M Restated

Cash generated from operations	29,318	27,026
Dividends received	1,264	716
Net interest paid	(795)	(848)
Taxation paid	(6,147)	(7,877)

Net operating cash flows from Continuing operations	23,640	19,017

Net operating cash flows from Discontinued operations	1,724	1,137

Net operating cash flows	25,364	20,154

Purchases of property plant and equipment	(15,224)	(21,104)
Exploration expenditure	(986)	(1,321)
Exploration expenditure expensed and included in operating cash flows	698	1,026
Purchases of intangibles	(192)	(380)
Investment in financial assets	(1,168)	(455)
Investment in equity accounted investments	(44)	(84)
Net proceeds from investing activities	1,782	4,697

Net investing cash flows from Continuing operations	(15,134)	(17,621)

Net investing cash flows from Discontinued operations	(700)	(1,105)

Net investing cash flows	(15,834)	(18,726)

Net (repayment of)/proceeds from interest bearing liabilities	(1,011)	7,255
Dividends paid	(6,506)	(6,945)
Contributions from non-controlling interests	1,435	73
Other financing activities	(354)	(433)

Net financing cash flows from Continuing operations	(6,436)	(50)

Net financing cash flows from Discontinued operations	(32)	(148)

Net financing cash flows	(6,468)	(198)

Net increase in cash and cash equivalents from Continuing operations	2,070	1,346

Net increase/(decrease) in cash and cash equivalents from Discontinued operations	992	(116)

Net operating cash flows after interest and tax increased by 24 per cent to US$23.6 billion in FY2014. A US$2.3 billion increase in cash generated from operations (after changes in working capital balances) and a US$1.7 billion decrease in net taxes paid were the major contributors to the increase. The decrease in net taxes paid was attributed to lower income tax payments in the year of US$798 million in line with our lower effective tax rate and income tax refunds of US$848 million.

Net investing cash outflows decreased by US$2.5 billion to US$15.1 billion during the period. This reflected a US$5.9 billion reduction in capital and exploration expenditure partially offset by a decline in proceeds from asset sales of US$2.9 billion. Expenditure on major growth projects totalled US$13.0 billion, including US$5.6 billion on petroleum projects and US$7.4 billion on minerals projects. Sustaining capital expenditure and other items totalled US$2.2 billion. Exploration expenditure was US$986 million, including US$698 million classified within net operating cash flows.

Net financing cash flows of US$6.4 billion included the proceeds from interest bearing liabilities and contributions from non-controlling interests of US$1.4 billion. The contributions from non-controlling interests was due to the sale of shares in BHP Iron Ore (Jimblebar) Pty Ltd to ITOCHU and Mitsui of eight and seven percent, respectively, in the Jimblebar mining hub and resource. Proceeds from interest bearing liabilities included the issuance of a four tranche Global Bond of US$5.0 billion. These inflows were more than offset by debt repayments of US$7.0 billion and dividend payments to our shareholders of US$6.4 billion.

2.5.12 Net debt and sources of liquidity

Year ended 30 June 2015 compared with year ended 30 June 2014

An analysis of the gearing and net debt for FY2015 compared to FY2014 is included in section 1.15.5.

Year ended 30 June 2014 compared with year ended 30 June 2013

Gearing and net debt

Net debt, comprising Interest bearing liabilities less Cash and cash equivalents, was US$25.8 billion, which represented a decrease of US$1.7 billion compared with the net debt position at 30 June 2013. Gearing, which is the ratio of net debt to net debt plus net assets, was 23.2 per cent at 30 June 2014, compared with 26.8 per cent at 30 June 2013. IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ does not require the Consolidated Balance Sheet to be restated for comparative periods. The FY2014 and FY2013 figures therefore includes assets and liabilities of the Businesses demerged with South32. For information relating to Discontinued operations refer to note 29 ‘Discontinued operations’ to the Financial Statements.

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

3    Corporate Governance Statement

3.1    Governance at BHP Billiton

Dear Shareholder

At BHP Billiton, we have a governance framework that goes beyond an interest in governance for its own sake or the need to comply with regulatory requirements. We believe that high-quality governance supports long-term value creation. Simply put, we think good governance is good business, and our approach is to adopt what we consider to be the best of the prevailing governance standards in Australia, the United Kingdom and the United States.

In the same spirit, we do not see governance as just a matter for the Board. Good governance is also the responsibility of executive management and is embedded throughout the organisation.

The diagram on the following page describes the governance framework at BHP Billiton. It shows the interaction between the shareholders and the Board, demonstrates how the Board Committee structure facilitates the relationship between the Board and the Chief Executive Officer (CEO) and illustrates the flow of delegation from shareholders. We have robust processes in place to ensure that the delegation flows through the Board and its committees to the CEO and Group Management Committee (GMC) and into the organisation. At the same time, accountability flows upwards from the Company to shareholders. This process helps to ensure alignment with shareholders.

As part of our corporate planning cycle, we include a range of scenarios that are reviewed annually and updated by the Group with executive management involvement. The scenarios, and the governance process supporting them, also form part of the Board agenda.

These scenarios provide a lens to assess the performance of our business portfolio. They include assumptions around commodity prices, currencies, costs, tax rates and the price of carbon and ranges for a number of risks the Group faces. These include global growth, levels of trade, geopolitical situations, climate change and technology. All of the scenarios are used to inform BHP Billiton’s strategy and the resilience of our diversified asset portfolio over the short and long term.

Regardless of which direction the world may take, we will always be guided by Our BHP Billiton Charter values, including our value of Sustainability, in how we operate our business, interact with our stakeholders and plan for the future.

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

BHP Billiton governance structure

Sir John Buchanan

On 13 July 2015, Sir John Buchanan sadly passed away after an illness. Sir John was a Director of BHP Billiton from February 2003 until the time of his death. He provided wise counsel to his fellow Directors and to management. He made an invaluable contribution as a Director having regard to his long-standing relationships in the investor community, his strategic approach and his financial and business acumen. His many years of experience gave him great insight and perspective when addressing key governance issues. He was a true gentleman and all of us at BHP Billiton miss him greatly.

Ongoing renewal

As noted in last year’s Annual Report, David Crawford retired from the Board at the 2014 BHP Billiton Limited Annual General Meeting (AGM). This followed his appointment as Chairman-designate of South32. Following shareholder approval for the demerger, Keith Rumble also became a Non-executive Director of South32. He retired from the Board of BHP Billiton with effect from 22 May 2015.

On 14 August 2015, we announced that Carlos Cordeiro would be retiring from the Board after the 2015 AGMs. On behalf of all shareholders, I thank Carlos for his service to the Board and the Group over many years, and wish him all the best for the future. We also announced that Anita Frew had been appointed to the Board effective 15 September 2015. Anita has over 18 years’ experience as a director and chairman on public company boards across a range of global sectors, including chemicals, engineering and finance. She is currently Deputy Chairman of Lloyds Banking Group and Chairman of Croda International Plc, the speciality chemicals group. Her appointment reflects the structured and rigorous approach adopted by BHP Billiton to Board succession planning, having regard to the skills, experience and attributes required to effectively govern and manage risk within the business.

We also announced in August 2015 that Shriti Vadera had been appointed as Senior Independent Director of BHP Billiton Plc. The Board believes that Shriti’s skills and attributes, as well as her experience with BHP Billiton over the past four years, will enable her to support the Chairman and the Board in this important governance role. It was also announced that Shriti had been appointed a member of the Nomination and Governance Committee.

A number of other changes were made to the composition of our Board committees during FY2015. Sir John Buchanan stepped down from his role as Chairman of the Remuneration Committee, but remained a member of that Committee. Carolyn Hewson was appointed Chairman of the Remuneration Committee with effect from 1 January 2015. At the same time, Carolyn stepped down from the Risk and Audit Committee, and Malcolm Broomhead joined the Risk and Audit Committee. Pat Davies was appointed to the Sustainability Committee also with effect from 1 January 2015 and Keith Rumble left the Sustainability Committee at the time he retired from the Board. Further information is set out in section 3.14 of this Annual Report.

In relation to gender diversity, the Board set a goal of increasing the number of women on the Board to at least three. With the appointment of Anita Frew, who joined the Board on 15 September 2015, that goal was met. More details about the Board’s diversity of skills and experience are set out in section 3.8 of this Annual Report.

Continuous improvement

The Board has a commitment to ongoing improvement. This year, the Board undertook a review of the Finance Committee and it was decided that with effect from 1 January 2015, a separate focused committee was no longer required by the Board. The work around capital management (funding, liquidity, balance sheet management and dividends) has become part of the terms of reference for the Risk and Audit Committee. Given the established capital prioritisation process, it is considered appropriate that decisions on investments and divestments remain with the full Board, subject to future delegation.

In addition, we conducted an internal review of compliance with the Board Governance Document and an externally facilitated evaluation of the Board committees and individual Directors. The assessments determined that each of the committees continues to function effectively. Potential enhancements related to continuing to ensure that the Board, the Group and its systems and processes are right-sized for a simplified BHP Billiton following the demerger of South32. Further information, including outcomes of the Board committee evaluation and the Director assessment, is set out in sections 3.11 and 3.14.

I hope you find this description of our corporate governance useful and look forward to receiving any feedback that fellow shareholders may have.

Jac Nasser AO

Chairman

10 September 2015

3.2    Board of Directors and Group Management Committee

3.2.1    Board of Directors

Jac Nasser AO, BBus, Hon DT, 67

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

Other directorships and offices (current and recent):

•	Member of Australian Prime Minister’s Business Advisory Council (since December 2013).

•	Director of 21st Century Fox (since June 2013).

•	Director of Koç Holding A.Ş. (since March 2015).

•	Former Non-executive Consultant (March 2010 to August 2014) to One Equity Partners (Partner from November 2002 until March 2010).

•	Member of the International Advisory Council of Allianz Aktiengesellschaft (since February 2001).

•	Former Director of British Sky Broadcasting Group plc (from November 2002 to November 2012).

Board Committee membership:

•	Chairman of the Nomination and Governance Committee.

Andrew Mackenzie BSc (Geology), PhD (Chemistry), 58

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

Malcolm Brinded MA, 62

Independent Non-executive Director

Director of BHP Billiton Limited and BHP Billiton Plc since April 2014.

Skills and experience:

Mr Brinded has extensive experience in energy, governance and sustainability. He served as a member of the Board of Directors of Royal Dutch Shell plc from 2002 to 2012. During his 37-year career with Shell, Mr Brinded held various leadership positions in the United Kingdom, Europe, the Middle East and Asia, including Executive Director of Exploration and Production, Executive Director of Upstream International and Chairman and Upstream Managing Director of Shell UK.

Other directorships and offices (current and recent):

•	Former Director of Royal Dutch Shell plc (from July 2002 to March 2012, including as a Director of Royal Dutch Petroleum and Shell Transport and Trading Ltd prior to unification of Shell’s corporate structure).

•	Former Director of Shell Petroleum N.V. (from July 2002 to March 2012).

•	Director of CH2M Hill Companies, Ltd (since July 2012).

•	Director of Network Rail Ltd; Network Rail Infrastructure Ltd (since October 2010).

•	Chairman of the Shell Foundation (from July 2009 and Trustee from June 2004).

•	Vice President of The Energy Institute, UK (from October 2013).

Board Committee membership:

•	Member of the Sustainability Committee.

Malcolm Broomhead MBA, BE, 63

Independent Non-executive Director

Director of BHP Billiton Limited and BHP Billiton Plc since March 2010.

Skills and experience:

Mr Broomhead has extensive experience in running industrial and mining companies with a global footprint and broad global experience in project development in many of the countries in which BHP Billiton operates. He was Managing Director and Chief Executive Officer of Orica Limited from 2001 until September 2005. Prior to joining Orica, Mr Broomhead held a number of senior positions at North Limited, including Managing Director and Chief Executive Officer and, prior to that, held senior management positions with Halcrow (UK), MIM Holdings, Peko Wallsend and Industrial Equity.

Other directorships and offices (current and recent):

•	Chairman of Asciano Limited (since October 2009).

•	Former Director of Coates Group Holdings Pty Ltd (from January 2008 to July 2013).

•	Director of the Walter and Eliza Hall Institute of Medical Research (since July 2014).

Board Committee membership:

•	Member of the Sustainability Committee.

•	Member of the Risk and Audit Committee.

Carlos Cordeiro AB, MBA, 59

Independent Non-executive Director

Director of BHP Billiton Limited and BHP Billiton Plc since February 2005.

Skills and experience:

Mr Cordeiro brings to the Board more than 30 years’ experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. He was previously Partner and Managing Director of Goldman Sachs Group Inc and Vice Chairman of Goldman Sachs (Asia) LLC.

Other directorships and offices (current and recent):

•	Advisory Director of The Goldman Sachs Group Inc (since December 2001).

•	Non-executive Vice Chairman of Goldman Sachs (Asia) LLC (since December 2001).

Board Committee membership:

•	Member of the Remuneration Committee.

Pat Davies BSc (Mechanical Engineering), 64

Independent Non-executive Director

Director of BHP Billiton Limited and BHP Billiton Plc since June 2012.

Skills and experience:

Mr Davies has broad experience in the natural resources sector across a number of geographies, commodities and markets. From July 2005 until June 2011, he was Chief Executive of Sasol Limited, an international energy, chemical and mining company with operations in 38 countries and listings on the Johannesburg and New York stock exchanges. Mr Davies began his career at Sasol in 1975 and held a number of diverse roles, including managing the group’s oil and gas businesses, before becoming Chief Executive in July 2005. He is a former Director of various Sasol Group companies and joint ventures.

Other directorships and offices (current and recent):

•	Former Director (from August 1997 to June 2011) and Chief Executive (from July 2005 to June 2011) of Sasol Limited.

Board Committee membership:

•	Member of the Remuneration Committee.

•	Member of the Sustainability Committee.

Anita Frew BA (Hons), MRes, Hon. D.Sc, 58

Independent Non-executive Director

Director of BHP Billiton Limited and BHP Billiton Plc since September 2015.

Skills and experience:

Ms Frew has extensive board, strategy, marketing, governance and risk management experience in the chemicals, engineering, water and finance industries. She is the Chairman of Croda International Plc and Deputy Chairman of Lloyds Banking Group. She was until recently the Chairman of Victrex PLC, Senior Independent Director of Aberdeen Asset Management Plc and IMI Plc and a Non-executive Director of Northumbrian Water.

Other directorships and offices (current and recent):

•	Chairman of Croda International Plc (since September 2015; Chairman Designate since March 2015).

•	Deputy Chairman of Lloyds Banking Group (since December 2010).

•	Former Senior Independent Director of Aberdeen Asset Management Plc (from October 2004 to September 2014).

•	Former Senior Independent Director of IMI Plc (from March 2006 to May 2015).

•	Former Chairman of Victrex Plc (from 2008 to October 2014).

Carolyn Hewson AO, BEc (Hons), MA (Econ), 60

Independent Non-executive Director

Director of BHP Billiton Limited and BHP Billiton Plc since March 2010.

Skills and experience:

Ms Hewson is a former investment banker and has over 30 years’ experience in the finance sector. She was previously an Executive Director of Schroders Australia Limited and has extensive financial markets, risk management and investment management expertise. Ms Hewson is a former Director of BT Investment Management Limited, Westpac Banking Corporation, AMP Limited, CSR Limited, AGL Energy Limited, the Australian Gas Light Company, South Australian Water and the Economic Development Board of South Australia.

Other directorships and offices (current and recent):

•	Member of Federal Government Growth Centres Advisory Committee (from January 2015).

•	Director of Stockland Group (since March 2009).

•	Trustee Westpac Foundation (since May 2015).

•	Member of Australian Federal Government Financial Systems Inquiry (from January 2014 to December 2014).

•	Former Member of the Advisory Board of Nanosonics Limited (from June 2007 to August 2015).

•	Former Director of BT Investment Management Limited (from December 2007 to December 2013).

•	Former Director of Australian Charities Fund Operations Limited (from June 2000 to February 2014).

•	Former Director and Patron of the Neurosurgical Research Foundation (from April 1993 to December 2013).

•	Former Trustee and Chairman of Westpac Buckland Fund (from January 2011 to December 2013) and Chairman of Westpac Matching Gifts Limited (from August 2011 to December 2013), together known as the Westpac Foundation.

•	Former Director of Westpac Banking Corporation (from February 2003 to June 2012).

Board Committee membership:

•	Chairman of the Remuneration Committee.

Lindsay Maxsted DipBus (Gordon), FCA, FAICD, 61

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

Wayne Murdy BSc (Business Administration), CPA, 71

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

John Schubert AO, BCh Eng, PhD (Chem Eng), 72

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

Other directorships and offices (current and recent):

•	Chairman of Garvan Institute of Medical Research (since May 2013).

•	Former Chairman of G2 Therapies Pty Limited (from November 2000 to April 2013).

•	Former Director of Qantas Airways Limited (from October 2000 to November 2012).

•	Former Chairman (from November 2004 to February 2010) and Director (from October 1991 to February 2010) of Commonwealth Bank of Australia.

•	Former Chairman and Director of Worley Parsons Limited (from November 2002 to February 2005).

Board Committee membership:

•	Chairman of the Sustainability Committee.

•	Member of the Nomination and Governance Committee.

Baroness Shriti Vadera MA, 53

Senior Independent Director, BHP Billiton Plc

Director of BHP Billiton Limited and BHP Billiton Plc since January 2011.

Skills and experience:

Baroness Vadera brings wide-ranging experience in finance, economics and public policy as well as extensive experience of emerging markets and international institutions. She is Chairman of Santander UK and has been a Director of AstraZeneca since 2011. She was an investment banker with S G Warburg / UBS from 1984 to 1999, on the Council of Economic Advisers, HM Treasury 1999 to 2007, Minister in the UK Department of International Development in 2007, Minister in the Cabinet Office and Business Department 2008 to 2009 with responsibility for dealing with the financial crisis, G20 Adviser 2009 to 2010, and advised governments, banks and investors on the Eurozone crisis, banking sector, debt restructuring and markets from 2010 to 2014.

Other directorships and offices (current and recent):

•	Chairman of Santander UK Plc (since March 2015).

•	Director of AstraZeneca Plc (since January 2011).

•	Former Trustee of Oxfam (from 2000 until 2005).

Board Committee membership:

•	Member of the Nomination and Governance Committee

•	Member of the Remuneration Committee.

•	Member of the Risk and Audit Committee.

Margaret Taylor BA, LLB, FCIS, 55

Group Company Secretary and Chairman of the Disclosure Committee

Ms Taylor was appointed Group Company Secretary of BHP Billiton effective June 2015. Previously she was Group Company Secretary of Commonwealth Bank of Australia, and before joining the Bank, held the position of Group General Counsel and Company Secretary of Boral Limited. Prior to that, Ms Taylor was Regional Counsel Australia/Asia with BHP Billiton, and earlier, a partner with law firm Minter Ellison, specialising in corporate and securities laws. She is a Fellow of the Governance Institute of Australia.

3.2.2    Group Management Committee

Andrew Mackenzie BSc (Geology), PhD (Chemistry), 58

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

Peter Beaven BAcc, CA, 48

Chief Financial Officer

Member of the Group Management Committee

Mr Beaven was appointed Chief Financial Officer in October 2014. Previously he was the President of Copper and prior to that appointment in May 2013, President of Base Metals. Mr Beaven was previously the President of BHP Billiton’s Manganese Business, and Vice President and Chief Development Officer for Carbon Steel Materials. He has wide experience across a range of regions and businesses in BHP Billiton, UBS Warburg, Kleinwort Benson and PricewaterhouseCoopers.

Tony Cudmore BA (Politics and Economics), 46

Chief Public Affairs Officer

Member of the Group Management Committee

Mr Cudmore joined BHP Billiton as President, Corporate Affairs in March 2014. Mr Cudmore’s title changed to Chief Public Affairs Officer effective 1 July 2015. Prior to BHP Billiton, Mr Cudmore worked with ExxonMobil for 13 years and held a wide range of senior and global Corporate Affairs roles in Australia and the United States. Before joining ExxonMobil, Mr Cudmore was a Media Relations and Policy Adviser before becoming Principal Adviser to then Premier of Victoria, The Hon Jeff Kennett MP, followed by his role as Assistant Director of the Australian Institute of Petroleum.

Tim Cutt BS (Petroleum Engineering), 55

President, Petroleum

Member of the Group Management Committee

Mr Cutt was appointed President, Petroleum in July 2013. He joined BHP Billiton in 2007 as the President of the Production Division in the Petroleum business. Mr Cutt was appointed to the position of President, Diamonds and Specialty Products in 2011 – a role that included responsibility for Potash. He has over 30 years’ experience in the resources industry. Before joining BHP Billiton, Mr Cutt held positions in engineering, operations and senior management with Mobil Oil Corporation and then ExxonMobil, where he was President Hibernia Management and Development Company in Canada and President of ExxonMobil de Venezuela.

Dean Dalla Valle MBA, 56

Chief Commercial Officer

Member of the Group Management Committee

Mr Dalla Valle was appointed President, HSE, Marketing & Technology in January 2015. Mr Dalla Valle’s title changed to Chief Commercial Officer effective 1 July 2015. He has 38 years’ experience in BHP Billiton. Mr Dalla Valle was previously the President of the Coal Business, President of the Uranium business and prior to that held the positions of Asset President, Olympic Dam, Asset President of the Cannington silver mine and Vice President Ports for Iron Ore. He was also the General Manager of the Appin, Tower and Westcliff Collieries for Illawarra Coal.

Geoff Healy BEc, LLB, 49

Chief Legal Counsel

Member of the Group Management Committee

Mr Healy joined BHP Billiton as Chief Legal Counsel in June 2013. Prior to BHP Billiton, Mr Healy was a partner at Herbert Smith Freehills for 16 years, and a member of its Global Partnership Council, and worked widely across its network of Australian and international offices.

Mike Henry BSc (Chem), 49

President, Coal

Member of the Group Management Committee

Mr Henry joined BHP Billiton in 2003 and has served as President, Coal since January 2015. Prior to this, he was President, HSE, Marketing & Technology. His earlier career with BHP Billiton included various business development and marketing roles, including Chief Marketing Officer, Marketing Director for Petroleum, Marketing Director for Energy Coal and Freight and Vice President, Business Development for the Energy Coal Business. Prior to joining BHP Billiton, Mr Henry worked for Mitsubishi Corporation, where he held a number of commercial roles.

Daniel Malchuk BEng, MBA, 49

President, Copper

Member of the Group Management Committee

Mr Malchuk was appointed President, Copper in March 2015. Previously, he was the President of Aluminium, Manganese and Nickel and prior to that appointment in May 2013, President of Minerals Exploration, a position he held from July 2012. He worked for the Company between 1996 and 1998 in BHP Copper, in the United States, and has held a number of roles in the Base Metals business since he rejoined BHP Billiton in 2002. In 2006, he took the role of Asset Leader Joint Ventures and a year later was appointed Vice President Strategy and Development in Base Metals.

Athalie Williams BA (Hons), 45

Chief People Officer

Member of the Group Management Committee

Ms Williams joined BHP Billiton in 2007 and was appointed to the Group Management Committee as President, Human Resources in January 2015. Ms Williams’ title changed to Chief People Officer effective 1 July 2015. She has previously held senior Human Resources positions including Vice President Human Resources Marketing, Vice President Human Resources for the Uranium business and Group HR Manager, Executive Resourcing & Development. Prior to BHP Billiton, Ms Williams was an organisation strategy and workforce transformation advisor with Accenture (formerly Andersen Consulting) and National Australia Bank.

Jimmy Wilson BSc (Mechanical Engineering), 53

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

Our shareholders are based across the globe. Outside of the two AGMs, which are an important step in the governance and investor engagement process, the Board uses a range of formal and informal communication channels to understand shareholder views to ensure it can represent shareholders in governing BHP Billiton. Regular proactive engagement with institutional shareholders and investor representative organisations takes place in Australia, South Africa, the United Kingdom and the United States. The purpose of these meetings is to discuss the full range of governance issues, as well as the broad strategy of the Group. The meetings are an important opportunity to build relationships and to engage directly with governance managers, fund managers and governance advisers. The meetings are led by:

•	the Chairman, supported by the Group Governance and Company Secretariat team – strategy, governance and remuneration;

•	the Remuneration Committee Chairman or Senior Independent Director – governance and remuneration;

•	the CEO, Chief Financial Officer (CFO), senior management and the Investor Relations team – strategy, financial and operating performance. Important briefings are webcast live from our website: www.bhpbilliton.com. During FY2015, meetings between management and shareholders were held in Australia, Canada, China, Germany, Japan, Singapore, South Africa, Switzerland, the UK and the US. Meetings between management and bondholders were held in Australia, Canada, China, France, Germany, Singapore, the UK and the US as part of our commitment to engage with providers of all types of capital;

•	the Head of Health, Safety and Environment (HSE) – HSE and Community strategy (together, HSEC). Each year, we conduct group and one-on-one meetings and briefings with investors focused on key HSEC issues. During FY2015, these took place in Australia, France, South Africa and the UK, with additional meetings in mainland Europe held by conference call;

•	Group Governance and Company Secretariat – governance strategy and briefings. The Governance and Company Secretariat team provides a conduit to enable the Board and its committees to remain abreast of evolving investor expectations and to continuously enhance the governance processes of the Group.

The Chairman’s meetings are scheduled throughout the year to ensure continual feedback. This is designed to ensure that governance issues can be discussed separately to the AGM and, where appropriate, allows time to respond to feedback and shape new policies for the forthcoming financial year. During FY2015, the Chairman’s meetings included investors in Australia and the United Kingdom. Alongside these meetings, members of the Group Governance and Investor Relations teams met with shareholders in South Africa, the United States, Netherlands, France and Sweden.

As a Group, we take a coordinated approach to engagement on corporate governance, and during the year responded to a wide range of shareholders, their representatives and non-governmental organisations. Issues covered included climate change and strategic risk assessment; safety; biodiversity; water management; hydraulic fracturing; long-termism, tax; remuneration; and collective bargaining.

The Company provides shareholders with the option to receive communications from, and send communications to, the Company and our registrar electronically. Shareholders can contact us at any time through our Investor Relations team, with contact details available on our website: www.bhpbilliton.com. Feedback from shareholders is regularly reported to the Board. Shareholder and analyst feedback is shared with the Board through the Chairman, the Chairman of the Remuneration Committee, other Directors, the CEO, the CFO and the Group Company Secretary. In addition, the Head of Investor Relations and Vice President Governance provide regular reports to the Board on shareholder and governance manager feedback and analysis. This approach provides a robust mechanism to ensure Directors are aware of issues raised and have a good understanding of current shareholder views.

Annual General Meetings

As described above, a key part of our approach to governance involves shareholders’ views being heard and understood. The AGMs provide an important forum to facilitate this.

Our Dual Listed Company (DLC) structure means that we hold two AGMs each year. The AGMs are important dates in the BHP Billiton calendar. These meetings provide an update for shareholders on the Group’s performance and offer an opportunity for shareholders to ask questions and vote.

Questions can be registered prior to the meeting by completing the relevant form accompanying the Notice of Meeting. Shareholders can also email the Group at investor.relations@bhpbilliton.com. Questions can be lodged ahead of the meeting.

Key members of management, including the CEO and CFO, are present and available to answer questions. The External Auditor attends the AGMs and is also available to answer questions.

Proceedings at shareholder meetings are webcast live from our website. Copies of the speeches delivered by the Chairman and CEO to the AGMs are released to the stock exchanges and posted to our website. A summary of proceedings and the outcome of voting on the items of business are released to the relevant stock exchanges and posted to our website as soon as they are available following completion of the BHP Billiton Limited meeting.

The Board Governance Document is available online at

www.bhpbilliton.com/investors/shareholderinfo/meetings.

3.4    Role and responsibilities of the Board

The Board’s role is to represent the shareholders. It is accountable to them for creating and delivering value through the effective governance of the Group. This role requires a high-performing Board, with all Directors contributing to the Board’s collective decision-making processes.

The Board Governance Document is a statement of the practices and processes the Board has adopted to discharge its responsibilities. It includes the processes the Board has implemented to undertake its own tasks and activities; the matters it has reserved for its own consideration and decision-making; the authority it has delegated to the CEO, including the limits on the way in which the CEO can execute that authority; and guidance on the relationship between the Board and the CEO.

The Board Governance Document specifies the role of the Chairman, the membership of the Board and the role and conduct of Non-executive Directors. It also provides that the Group Company Secretary is accountable to the Board and advises the Chairman, and through the Chairman, the Board and individual Directors, on all matters of governance process. Further information is set out in sections 3.5 to 3.8.

Information relating to our AGMs is available online at

www.bhpbilliton.com/aboutus/ourcompany/governance.

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

The CEO is delegated authority to take all decisions and actions that further the corporate purpose of creating long-term shareholder value through the discovery, acquisition, development and marketing of natural resources. This is subject to the limits imposed by the Board on the CEO’s decision-making authority and set out in the Board Governance Document, and the matters the Board has specifically reserved for its decision, including in the Group’s authorities framework. The CEO remains accountable to the Board for the authority that is delegated and for the performance of the Group, with the expectation that the CEO works in a constructive partnership with the Board. The Board monitors the decisions and actions of the CEO and the performance of the Group to gain assurance that progress is being made towards the corporate purpose within the limits imposed through the Group’s governance assurance framework. The Board also monitors the performance of the Group and assesses its risk profile through its committees. Reports from the committees are set out in section 3.14.

The CEO is required to report regularly to the Board in a spirit of openness and trust on the progress being made by the Group. The Board and its committees determine the information required from the CEO and any employee or external party, including the External Auditor. Open dialogue between individual members of the Board and the CEO and other members of the management team is encouraged to enable Directors to gain a better understanding of the Group.

Independent advice

The Board and its committees may seek advice from independent experts whenever it is considered appropriate. Individual Directors, with the consent of the Chairman, may seek independent professional advice at the Group’s expense on any matter connected with the discharge of their responsibilities.

Strategic focus and review

Within this framework, at the start of the calendar year, the Board agrees its strategic focus and priorities for the year ahead. This ensures that the work of the Board is aligned with the corporate purpose and takes into account external factors, such as commodity market developments and changes to the operating and regulatory environment.

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

Key activities during the year

The Board approved a range of business decisions during the year, as outlined in section 5.1.

3.5    Board membership

The Board currently has 12 members, each of whom must seek re-election by shareholders annually. Following the retirement of Carlos Cordeiro after the forthcoming AGMs, the Board will have 11 members. The Non-executive Directors (including Anita Frew) are considered by the Board to be independent of management and free from any business relationship or other circumstance that could materially interfere with the exercise of objective, unfettered or independent judgement. For further information on the process for assessing independence, refer to section 3.10.

In terms of Non-executive Directors, the Nomination and Governance Committee retains the services of external recruitment specialists to continue to assist in the identification of potential candidates for the Board.

The Board considers that there is an appropriate balance between Executive and Non-executive Directors to promote shareholder interests and govern the Company effectively. While the Board includes a smaller number of Executive Directors than is common for UK-listed companies, its composition is appropriate for the DLC structure and is in line with Australian-listed company practice. In addition, the Board has extensive access to members of senior management, who frequently attend Board meetings, where they make presentations and engage in discussions with Directors, answer questions, and provide input and perspective on their areas of responsibility. The Board, led by the Chairman, also holds discussions in the absence of management at the beginning and end of each meeting.

The Directors of the Group, along with their biographical details, are listed in section 3.2.1.

3.6    Chairman

The Chairman, Jac Nasser, is considered by the Board to be independent. He was appointed Chairman of the Group from 31 March 2010 and has been a Non-executive Director of the Group since 6 June 2006. Mr Nasser was last re-elected at the 2014 AGMs and, in accordance with the Group’s policy that each Director stand for election annually, will stand for re-election in 2015. Further information in relation to his tenure on the Board is set out in section 3.10.

The Chairman’s role includes:

•	leading the Board and ensuring that it is operating to the highest governance standards;

•	encouraging a culture of openness and debate to foster a high-performing and collegial team of Directors that operates effectively;

•	ensuring strategic issues, shareholder and relevant stakeholder views are regularly reviewed, clearly understood and underpin the work of the Board;

•	facilitating the relationship between the Board and the CEO;

•	ensuring the provision of accurate, timely and clear information;

•	setting agendas for meetings of the Board, in consultation with the CEO and Group Company Secretary, that focus on the strategic direction and performance of the Group’s business;

•	ensuring that adequate time is available for discussion on all agenda items;

•	leading the Board and individual Director performance assessments;

•	speaking and acting for the Board and representing the Board to shareholders.

The Board considers that none of Mr Nasser’s other commitments (set out in section 3.2.1) interferes with the discharge of his responsibilities to the Group. The Board is satisfied that he makes sufficient time available to serve the Group effectively.

The Group does not have a Deputy Chairman, but has identified John Schubert to act as Chairman should the need arise at short notice.

3.7    Senior Independent Director

During the year under review, and from February 2003, Sir John Buchanan held the role of Senior Independent Director of BHP Billiton Plc. He acted independently in the best interests of the Group. His expertise and broad international experience materially enhanced the skills and experience profile of the Board and he continued to make a substantial contribution as Senior Independent Director and in his other Board roles until his death in July 2015.

On 14 August 2015, the Board announced that it had appointed Shriti Vadera as the Senior Independent Director of BHP Billiton Plc in accordance with the UK Corporate Governance Code. She is available to shareholders who have concerns that cannot be addressed through the Chairman, CEO or CFO. As Senior Independent Director, she also provides a sounding board for the Chairman and serves as an intermediary for other Directors if necessary.

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

In order to govern the Group effectively, Non-executive Directors must have a clear understanding of the Group’s overall strategy, together with knowledge about the Group and the industries in which it operates. Non-executive Directors must be sufficiently familiar with the Group’s core business to be effective contributors to the development of strategy and to monitor performance. Part of the required understanding of strategy and the core business is the requirement to understand the risks that the Group faces and the processes in place to mitigate and manage those risks. We operate in an uncertain external environment, and the Group is exposed to many material risks across its operations, including some that are systemic, such as financial risks and climate change. All those risks are factored into the Board’s approach to strategy and its assessment of an optimised portfolio. The risk management governance structure is described in section 3.15.

The Board Governance Document requires that Directors commit to the collective decision-making processes of the Board. Individual Directors are required to debate issues openly and constructively, and are free to question or challenge the opinions of others. Directors must be clear communicators and good listeners who actively contribute to the Board in a collegial manner. Each Director must ensure that no decision or action is taken that places his or her interests in front of the interests of the Company.

Current Board profile

The Board considers that each of the Non-executive Directors has the following attributes:

•	time to undertake the responsibilities of the role;

•	unquestioned honesty and integrity;

•	a willingness to understand and commit to the highest standards of governance;

•	an ability to apply strategic thought to relevant matters;

•	an ability to consider materiality and risk tolerance as key considerations in decision-making;

•	a preparedness to question, challenge and critique;

•	experience of managing in the context of uncertainty, and an understanding of the risk environment of the Group, including the potential for risk to impact our health and safety, environment, community, reputation, regulatory, market and financial performance;

•	knowledge of world capital markets;

•	a proven track record of creating value for shareholders.

The Executive Director brings additional perspectives to the Board through a deeper understanding of the Group’s business and day-to-day operations.

The following table sets out the mix of skills and experience that the Board considers necessary or desirable in its Directors and the extent to which they are represented on the Board and its committees. The table includes Anita Frew, who joined the Board on 15 September 2015.

Skills and experience	Board	Risk and Audit	Nomination and Governance	Remuneration	Sustainability
Total Directors	12 Directors	4 Directors	3 Directors	4 Directors	4 Directors

Executive leadership

Sustainable success in business at a very senior executive level in a successful career.	12 Directors	4 Directors	3 Directors	4 Directors	4 Directors

Global experience

Senior management or equivalent experience in multiple global locations, exposed to a range of political, cultural, regulatory and business environments.	12 Directors	4 Directors	3 Directors	4 Directors	4 Directors

Skills and experience	Board	Risk and Audit	Nomination and Governance	Remuneration	Sustainability

Governance

Commitment to the highest standards of governance, including experience with a major organisation that is subject to rigorous governance standards, and an ability to assess the effectiveness of senior management.	12 Directors	4 Directors	3 Directors	4 Directors	4 Directors

Strategy/Risk

Track record of developing and implementing a successful strategy, including appropriately probing and challenging management on the delivery of agreed strategic planning objectives. Track record in developing an asset or business portfolio over the long term that remains resilient to systemic risk.	12 Directors	4 Directors	3 Directors	4 Directors	4 Directors

Financial acumen

Senior executive or equivalent experience in financial accounting and reporting, corporate finance and internal financial controls, including an ability to probe the adequacies of financial and risk controls.	12 Directors	4 Directors	3 Directors	4 Directors	4 Directors

Capital projects

Experience working in an industry with projects involving large-scale capital outlays and long-term investment horizons.	10 Directors	4 Directors	3 Directors	2 Directors	4 Directors

Health, safety and environment

Experience related to workplace health and safety, environmental and social responsibility, and community.	11 Directors	4 Directors	3 Directors	3 Directors	4 Directors

Remuneration

Board Remuneration Committee membership or management experience in relation to remuneration, including incentive programs and pensions/superannuation and the legislation and contractual framework governing remuneration.	12 Directors	4 Directors	3 Directors	4 Directors	4 Directors

Mining

Senior executive experience in a large mining organisation combined with an understanding of the Group’s corporate purpose to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.	4 Directors	2 Directors	0 Directors	1 Director	2 Directors

Skills and experience	Board	Risk and Audit	Nomination and Governance	Remuneration	Sustainability

Oil and gas

Senior executive experience in the oil and gas industry, including in-depth knowledge of the Group’s strategy, markets, competitors, operational issues, technology and regulatory concerns.	5 Directors	1 Director	1 Director	1 Director	3 Directors

Marketing

Senior executive experience in marketing and a detailed understanding of the Group’s corporate purpose to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.	10 Directors	3 Directors	2 Directors	2 Directors	4 Directors

Public policy

Experience in public and regulatory policy, including how it affects corporations.	12 Directors	4 Directors	3 Directors	4 Directors	4 Directors

Renewal

The Board plans for its own succession, with the assistance of the Nomination and Governance Committee. In doing this, the Board:

•	considers the skills, backgrounds, knowledge, experience and diversity of geographic location, nationality and gender necessary to allow it to meet the corporate purpose;

•	assesses the skills, backgrounds, knowledge, experience and diversity currently represented;

•	identifies any inadequate representation of those attributes and agrees the process necessary to ensure a candidate is selected who brings them to the Board;

•	reviews how Board performance might be enhanced, both at an individual Director level and for the Board as a whole.

The Board believes that orderly succession and renewal are achieved as a result of careful planning, with the appropriate composition of the Board continually under review. This planning involves looking out over a five-year period, which provides a robust framework within which to consider Board succession and renewal.

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

Once a candidate is identified, the Board, with the assistance of external consultants where necessary, conducts appropriate background and reference checks before the candidate is appointed to the Board or put forward to shareholders for election.

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

A copy of the terms of appointment for Non-executive Directors is available online at

www.bhpbilliton.com/aboutus/ourcompany/governance.

Inclusion and diversity

Our Charter and Human Resources Group Level Documents guide management on all aspects of human resource management, including inclusion and diversity. Underpinning the Group Level Documents and supporting the achievement of diversity across the Group are principles and measurable objectives that define our approach to diversity and our focus on creating an inclusive work environment.

The Board and the Nomination and Governance Committee believe that many facets of diversity are required in order to meet the corporate purpose. This diversity is not restricted to gender but also includes geographic location, nationality, skills, background, knowledge and experience.

The Board is committed to ensuring gender diversity is actively pursued and implemented in terms of Board composition. Diversity is a core consideration in ensuring that the Board and its committees have the right balance of skills, experience, independence and Group knowledge necessary to discharge their responsibilities. The right blend of perspectives is critical to ensuring the Board oversees BHP Billiton effectively for shareholders.

Further information relating to diversity is set out in section 3.14.3.

Alongside Board composition, part of the Board’s role is to consider and approve the Group’s measurable objectives for workforce diversity each financial year, and to oversee the Group’s progress in achieving those objectives. This progress will continue to be disclosed in the Annual Report, along with the proportion of women in our workforce, in senior management positions and on the Board. Further information on inclusion and diversity at BHP Billiton, including our progress against FY2015 measurable objectives, and our employee profile more generally, is set out in sections 1.13.1 and 1.13.3.

Board skills, experience and diversity

This diagram includes Anita Frew, who joined the Board on 15 September 2015

3.9    Director induction, training and development

The Board considers that the development of industry and Group knowledge is a continuous and ongoing process.

Upon appointment, each new Non-executive Director undertakes an induction program specifically tailored to their needs.

A copy of an indicative induction program is available online at

www.bhpbilliton.com/aboutus/ourcompany/governance.

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

Briefings, site visits and development sessions underpin and support the Board’s work in monitoring and overseeing progress towards the corporate purpose. We therefore continuously build Directors’ knowledge to ensure the Board remains up-to-date with developments within our Businesses, as well as developments in the markets in which we operate.

During the year, Non-executive Directors participated in the following activities:

•	briefings intended to provide each Director with a deeper understanding of the activities, environment and key issues and direction of the Businesses. These briefings are provided to the Board by senior executives, including GMC members and other team members with operational and non-operational responsibilities. They are comprehensive briefings on the commodities, assets and markets in which we operate, including HSEC, and public policy considerations. The briefings provided during FY2015 covered Potash, the Group Technology strategy, Iron Ore, and Group scenario planning (including sign posts). When these briefings were combined with a site visit, they took place on-site, otherwise they took place at Board meetings where the relevant executives joined Directors;

•	development sessions on specific topics of relevance, such as climate change, commodity markets, world economy, changes in corporate governance standards, diversity and inclusion, Directors’ duties and shareholder feedback. In relation to climate change, the Board and its committees once again spent time considering systemic climate change as it relates to the resilience of, and opportunities for, the Group’s portfolio, and considering actions to manage the implications of climate change;

•	visits to Houston, Petroleum, United States; Olympic Dam, Copper, Australia; Western Australia Iron Ore; Eagle Ford, Petroleum, United States; Peak Downs, Coal, Australia, and Mount Arthur, Coal, Australia, including briefings on the assets, operations and other relevant issues, and meetings with key personnel;

•	addresses by expert external speakers.

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

Business RAC meetings take place twice yearly as part of our financial governance framework. Directors who are members of the Board’s Risk and Audit Committee chair the Business RAC meetings. For further information on Business RACs, refer to section 3.14.1.

Director site visits, on-site briefings and Business RAC meetings 2013-2015

The Nomination and Governance Committee oversees the Directors’ Training and Development Program, and, as part of the yearly review process, the Chairman discusses development areas with each Director. Board committees in turn review and agree their training needs. The benefit of this approach is that induction and learning opportunities can be tailored to Directors’ committee memberships, as well as the Board’s specific areas of focus. This approach also ensures a coordinated process in relation to succession planning, Board renewal, training and development and committee composition, which are all relevant to the Nomination and Governance Committee’s role in securing the supply of talent to the Board.

In addition, each Board committee provides a standing invitation for any Non-executive Director to attend committee meetings (rather than just limiting attendance to committee members). Committee agendas are provided to all Directors to ensure that Directors are aware of matters to be considered by the committees, and can elect to attend meetings where appropriate.

3.10    Independence

The Board is committed to ensuring a majority of Directors is independent. The Board considers that all the current Non-executive Directors, including the Chairman, are independent.

Process to determine independence

The Board has a policy that it uses to determine the independence of its Directors. This determination is carried out upon appointment, annually and at any other time where the circumstances of a Director change such as to warrant reconsideration.

A copy of the policy on Independence of Directors is available online at

www.bhpbilliton.com/aboutus/ourcompany/governance.

Under the policy, an ‘independent’ Director is one who is: ‘independent of management and any business or other relationship that could materially interfere with the exercise of objective, unfettered or independent judgement by the Director or the Director’s ability to act in the best interests of the BHP Billiton Group’.

Where a Director is considered by the Board to be independent, but is affected by circumstances that appear relevant to the Board’s assessment of independence, the Board has undertaken to explain the reasons why it reached its conclusion. In applying the independence test, the Board considers relationships with management, major shareholders, subsidiary and associated companies and other parties with whom the Group transacts business against pre-determined materiality thresholds, all of which are set out in the policy. A summary of the factors that may be perceived to impact the independence of certain Directors is set out below.

Tenure

As at the end of the year under review, four Directors, Jac Nasser, John Schubert, Sir John Buchanan and Carlos Cordeiro, had each served on the Board for more than nine years. Two of those Directors – Jac Nasser and John Schubert – are standing for re-election at the 2015 AGMs, having each undergone a formal performance assessment.

Mr Nasser was first appointed to the Board in June 2006 as an independent Non-executive Director. The Board believes that his expertise and broad international experience materially enhance the skills and experience profile of the Board. In accordance with the UK Corporate Governance Code, Mr Nasser’s term of appointment has been subject to a particularly rigorous review, which took into account the need for progressive refreshing of the Board.

Dr Schubert was first elected to the Board of BHP Limited in 2000. The Board is of the view that Dr Schubert continues to make a valuable contribution through his role as Chairman of the Sustainability Committee and his role on the Nomination and Governance Committee, as well as to the work of the Board more broadly. Dr Schubert’s extensive experience as an executive, particularly in the international oil industry, and subsequently as a public company director across multiple industries, adds significantly to the skills and expertise of the Board.

The Board does not believe that Mr Nasser’s or Dr Schubert’s tenure materially interferes with their ability to act in the best interests of the Group. The Board believes that each of them has retained independence of character and judgement and has not formed associations with management (or others) that might compromise their ability to exercise independent judgement or act in the best interests of the Group.

Retirement plan

As a former Director of BHP Limited (prior to the establishment of the Dual Listed Company structure with Billiton Plc in 2001), Dr Schubert participated in a retirement plan approved by shareholders in 1989. The plan was closed on 24 October 2003. Benefits accrued to that date, together with interest earned on the benefits, have been preserved and will be paid on retirement. The Board does not believe that the independence of Dr Schubert is compromised as a result of this plan.

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

Some of the Directors hold or have previously held positions in companies with which BHP Billiton has commercial relationships. Those positions and companies are set out in the Director profiles in section 3.2.1. The Board has assessed all of the relationships between the Group and companies in which Directors hold or held positions and has concluded that in all cases the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or their ability to act in the best interests of the Group.

A specific instance is Malcolm Brinded. Mr Brinded is a former executive Director of Royal Dutch Shell Plc, a material customer of the BHP Billiton Group. Mr Brinded stepped down from the Board of Shell on 1 April 2012 and left Shell group employment on 30 April 2012. Prior to and since the appointment of Mr Brinded as a Director of BHP Billiton, the Board has assessed the relationship between BHP Billiton and Shell group and remains satisfied that Mr Brinded is able to apply objective, unfettered and independent judgement and act in the best interests of BHP Billiton.

Transactions during the year that amounted to related party transactions with Directors or Director-related entities under International Financial Reporting Standards (IFRS) are outlined in note 33 ‘Related party transactions’ to the Financial Statements.

Executive Director

The Executive Director, Andrew Mackenzie, is not considered independent because of his executive responsibilities. Mr Mackenzie does not hold directorships in any other company included in the ASX 100 or FTSE 100.

Conflicts of interest

The UK Companies Act 2006 requires that BHP Billiton Directors avoid a situation where they have, or can have, an unauthorised direct or indirect interest that conflicts, or possibly may conflict, with the Company’s interests, unless approved by non-interested Directors. In accordance with the UK Companies Act 2006, BHP Billiton Plc’s Articles of Association allow the Directors to authorise conflicts and potential conflicts where appropriate. A procedure operates to ensure the disclosure of conflicts and for the consideration and, if appropriate, the authorisation of them by non-conflicted Directors. The Nomination and Governance Committee supports the Board in this process, both by reviewing requests from Directors for authorisation of situations of actual or potential conflict and making recommendations to the Board, and by regularly reviewing any situations of actual or potential conflict that have previously been authorised by the Board, and making recommendations regarding whether the authorisation remains appropriate. In addition, in accordance with Australian law, if a situation arises for consideration in which a Director has a material personal interest, the affected Director takes no part in decision-making. Provisions for Directors’ interests are set out in the Constitution of BHP Billiton Limited.

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

Directors provide anonymous feedback on their peers’ performance and individual contributions to the Board, which is passed on to the relevant Director via the Chairman. In respect of the Chairman’s performance, Directors provide feedback directly to either Dr Schubert or the Senior Independent Director. External independent advisers are engaged to assist with these processes, as necessary. The involvement of an independent third party has assisted in the evaluation processes being rigorous, fair and ensuring continuous improvement in the operation of the Board and committees, as well as the contributions of individual Directors.

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

The process is managed by the Chairman, with feedback on the Chairman’s performance being provided to him by Dr Schubert.

Information about the performance review process for executives is set out in section 3.16.

Evaluations conducted in FY2015

During the year under review, the Board conducted an internal review of compliance with the Board Governance Document; an externally facilitated evaluation of the Board committees; and an externally facilitated evaluation of individual Directors.

Board review

The internal review focused on compliance with the Board Governance Document. The review of the Board included analysis of matters considered by the Board, matters referred by management, monitoring and assurance, and site visits. The review indicated that the Board is continuing to function effectively and in accordance with the terms of the Board Governance Document.

Director assessment

In respect of FY2015, an externally facilitated evaluation of each Director was conducted using the electronic Lintstock service. Lintstock is a UK-based provider of corporate advice, which has no other connection to the BHP Billiton Group. Completed evaluations for individual Directors were submitted to the Chairman, and the Chairman’s evaluation was submitted to Dr Schubert. The evaluation found that the Board was described as cohesive and collegiate in nature with effective engagement, particularly when addressing difficult issues. The review also noted that as the Board continues to progress through this period of transition, the willingness to speak up, and effective working relationships, will continue to be an area of focus.

Committee assessment

In respect of FY2015, an externally facilitated evaluation of each Board committee was conducted using the electronic Lintstock service. The evaluation was designed to draw out views on work, process and overall effectiveness of the committees. Some of the outcomes from each of the Board committee evaluations are set out in section 3.14. The assessments determined that each of the committees continues to function effectively. Potential enhancements related to continuing to ensure that the Board, the Group and its systems and processes are right-sized for a simplified BHP Billiton following the demerger of South32.

Enhancements following previous evaluations

Board and committee evaluations conducted in recent years have led to a number of improvements to Board meeting processes to enhance the Board’s work and effectiveness. Following the external assessment of the Board in FY2014, changes included streamlining of the Board meeting processes and procedures, the introduction of regular Asset President meetings to allow Board members to engage with operating executives on a broad range of issues, and formalisation of the focused Board strategy forum. In addition, as a result of the assessment, the Finance Committee was dissolved and its responsibilities allocated between the Board and the Risk and Audit Committee. Further information is set out in section 3.14.5.

3.12    Board meetings and attendance

The Board meets as often as necessary to fulfil its role. Directors are required to allocate sufficient time to the Group to perform their responsibilities effectively, including adequate time to prepare for Board meetings. During the reporting year, the Board met 10 times, with six of those meetings being held in Australia and four in the United Kingdom. Regularly scheduled Board meetings run over three days (including committee meetings and Director training and development sessions).

Members of the GMC and other members of senior management attended meetings of the Board by invitation. Senior managers delivered presentations on the status and performance of our Businesses and matters reserved for the Board, including the approval of budgets, annual Financial Statements and strategy.

Attendance at Board and standing Board committee meetings during FY2015 is set out in the table below.

	Board		Risk and Audit		Nomination and Governance		Remuneration		Sustainability		Finance
	A	B	A	B	A	B	A	B	A	B	A	B
Malcolm Brinded	10	10							6	6
Malcolm Broomhead	10	10	3	3					6	6	2	2
John Buchanan	10	8			5	4	7	5
Carlos Cordeiro	10	10					7	7
David Crawford	4	4									2	2
Pat Davies	10	10					7	7	3	3
Carolyn Hewson	10	10	4	4			7	7
Andrew Mackenzie	10	10
Lindsay Maxsted	10	10	8	8							2	2
Wayne Murdy	10	10	8	8							2	2
Jac Nasser	10	10			5	5
Keith Rumble	9	8							5	5
John Schubert	10	10			5	5	4	4	6	6
Shriti Vadera	10	10	8	8			3	3

Column A: indicates the number of scheduled and ad-hoc meetings held during the period the Director was a member of the Board and/or committee.

Column B: indicates the number of scheduled and ad-hoc meetings attended by the Director during the period the Director was a member of the Board and/or committee.

3.13    Director re-election

The Board has adopted a policy, consistent with the UK Corporate Governance Code, under which all Directors must seek re-election by shareholders annually, if they wish to remain on the Board. This policy took effect at the 2011 AGMs. The Board believes that annual re-election promotes and supports accountability to shareholders. The combined voting outcome of the BHP Billiton Plc and BHP Billiton Limited 2014 AGMs meant that each Director received more than 98.3 per cent in support of their re-election.

Board support for reappointment is not automatic. Directors who are seeking re-election are subject to a performance appraisal overseen by the Nomination and Governance Committee of the Board. Annual re-election effectively means all Directors are subject to a performance appraisal annually. The Board, on the recommendation of the Nomination and Governance Committee, makes a determination as to whether it will endorse a retiring Director for re-election. The Board will not endorse a Director for re-election if his or her performance is not considered satisfactory. The Notice of Meeting will provide information that is material to a shareholder’s decision whether or not to re-elect a Director, including whether or not re-election is supported by the Board.

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

The Company Secretariat provides secretariat services for each of the committees. Committee meeting agendas, papers and minutes are made available to all members of the Board. Subject to appropriate controls and the overriding scrutiny of the Board, committee chairmen are free to use whatever resources they consider necessary to discharge their responsibilities.

Reports from each of the committees follow.

The terms of reference for each committee are available online at

www.bhpbilliton.com/aboutus/ourcompany/governance.

3.14.1    Risk and Audit Committee Report

Role and focus

The role of the Risk and Audit Committee (RAC) is to assist the Board in monitoring the decisions and actions of the CEO and the Group and to gain assurance that progress is being made towards the corporate purpose within the limits imposed by the Board, as set out in the Board Governance Document.

The RAC discharges its responsibilities by overseeing:

•	the integrity of the Group’s Financial Statements;

•	the appointment, remuneration, qualifications, independence and performance of the External Auditor and the integrity of the audit process as a whole;

•	the plans, performance, objectivity and leadership of the internal audit function and the integrity of the internal audit process as a whole;

•	the effectiveness of the systems of internal controls and risk management;

•	the Group’s systems for compliance with applicable legal and regulatory requirements within the RAC’s area of responsibility;

•	capital management (funding, liquidity, balance sheet management, dividends);

•	the CEO’s compliance with the relevant CEO limits.

For further information about our approach to risk, refer to sections 1.7.1 and 3.15.

The RAC met eight times during the year. Information on meeting attendance by Committee members is included in the table in section 3.12 and information on Committee members’ qualifications is set out in section 3.2.1.

In addition to the regular business of the year, the Committee discussed matters including the compliance organisation updates and anti-corruption plan, taxation, funding updates, commodity price protocols, and continued development of the Assurance function. Statements relating to tendering of the external audit contract, significant matters relating to the Financial Statements and the process for evaluating the external audit are set out below.

The RAC continues to monitor regulatory developments in relation to the audit regime and the role of risk and audit committees, and will continue to review and assess how these will impact the Group in the future. In addition, the RAC considered and discussed updates in relation to the recently concluded US Securities and Exchange Commission (SEC) anti-corruption investigation, as well as the US Department of Justice investigation, and the ongoing Australian Federal Police (AFP) investigation, which are outlined in section 3.17.

Risk and Audit Committee members during the year

Name	Status
Lindsay Maxsted (Chairman) (1)	Member for whole period
Malcolm Broomhead	Member from 1 January 2015
Carolyn Hewson	Member until 31 December 2014
Wayne Murdy	Member for whole period
Shriti Vadera	Member for whole period

(1)	Mr Maxsted is the Committee’s financial expert nominated by the Board.

Business Risk and Audit Committees

To assist management in providing the information necessary to allow the RAC to discharge its responsibilities, Business Risk and Audit Committees have been established, covering each Business, and for key functional areas such as Marketing and Treasury. These committees, known as Business RACs, operate as committees of management, but are chaired by members of the RAC. The responsible member of the GMC participates in those meetings. Business RACs perform an important monitoring function in the overall governance of the Group.

Significant financial and risk matters raised at Business RAC meetings are reported to the RAC by the Head of Group Reporting and the Head of Group Risk Assessment and Assurance.

Activities undertaken during the year

Fair, balanced and understandable

Directors are required to confirm that they consider the Annual Report, taken as a whole, to be fair, balanced and understandable, and are required to provide the information necessary for shareholders to assess the Group’s performance, business model and strategy.

The Group has a substantial governance framework in place for the Annual Report. This includes management representation letters, CEO and CFO certifications, RAC oversight of the Financial Statements and a range of other financial governance procedures focused on the financial section of the Annual Report, together with detailed verification procedures for the narrative reporting section of the Report.

The RAC is required in its terms of reference to provide advice to the Board on whether the Annual Report meets the fair, balanced and understandable requirement. The RAC used the UK Corporate Governance Code provisions to guide its oversight of the project plans that support the preparation of the Annual Report suite, in order to provide the Board with appropriate assurance.

As part of the enhancements to the governance process, which were put in place in FY2014, the following is required:

•	ensuring all individuals involved in the preparation of any part of the Annual Report are briefed on the fair, balanced and understandable requirement, through training sessions for each content manager that detail the key attributes of ‘fair, balanced and understandable’;

•	employees who have been closely involved in the preparation of the Financial Statements review the entire narrative for the fair, balanced and understandable requirement, and sign off an appropriate sub-certification;

•	key members of the team preparing the Annual Report confirm they have taken the fair, balanced and understandable requirement into account and that they have raised, with the Annual Report project team, any concerns they have in relation to meeting this requirement;

•	the Annual Report suite sub-certification incorporates a fair, balanced and understandable declaration;

•	in relation to the requirement for the auditor to review parts of the narrative report for consistency with the audited Financial Statements, asking the External Auditor to raise any issues of inconsistency at an early stage.

As a result of the process above, the RAC, and then the Directors, were able to confirm their view that BHP Billiton’s 2015 Annual Report taken as a whole is fair, balanced and understandable. The Board’s statement on the Report is set out in section 5.

Integrity of Financial Statements

In addition to the assurance process above, the RAC continues to assist the Board in assuring the integrity of the Financial Statements. The RAC evaluates and makes recommendations to the Board about the appropriateness of accounting policies and practices, areas of judgement, compliance with Accounting Standards, stock exchange and legal requirements and the results of the external audit. It reviews the half-yearly and annual Financial Statements and makes recommendations on specific actions or decisions (including formal adoption of the Financial Statements and reports) the Board should consider in order to maintain the integrity of the Financial Statements. From time to time, the Board may delegate authority to the RAC to approve the release of the statements to the stock exchanges, shareholders and the financial community.

For the FY2015 full year and the half year, the CEO and CFO have certified that the Group’s financial records have been properly managed and that the 2015 Financial Statements present a true and fair view, in all material respects, of our financial condition and operating results and are in accordance with applicable regulatory requirements.

Significant issues

In addition to the Group’s critical accounting policies and estimates set out in note 44 ‘Application of accounting estimates, assumptions and judgements’ to the 2015 Financial Statements, the Committee also considered the following significant issues:

Carrying value of long-term assets

The Committee reviewed the carrying value of the US Onshore petroleum assets, including goodwill, and concluded that an impairment charge was appropriate. In undertaking the review, specific consideration was given to the most recent short and long-term prices, geological complexity, expected production volumes and mix, amended development plans, operating and capital costs and discount rates.

In addition, the Committee reviewed the carrying value of the following:

•	conventional onshore assets in north Louisiana, United States;

•	unconventional gas assets in the Pecos field of the Permian basin;

•	conventional oil and gas Neptune field in the Gulf of Mexico,

and concluded that impairment charges on these assets were appropriate given specific consideration of most recent prices for both oil and gas.

The Committee reviewed the carrying value of the Nickel West business when the proposed sale of the business was not achieved. Specific consideration was given to most recent prices and foreign exchange rates as well as anticipated cost savings and potential development options.

The Committee reviewed the carrying value of Cerro Colorado and concluded that an impairment charge was appropriate. Specific consideration was given to the recent foreign exchange and copper price curves together with the likelihood of the extension of environmental permits, which directly impacted the life of the asset.

For further information refer to note 12 ‘Intangible assets’ to the Financial Statements.

Tax and royalty liabilities

The Committee reviewed the measurement and disclosure of tax and royalty provisions and contingent liabilities including the following:

•	transfer pricing estimates impacting taxes and royalties payable in various jurisdictions;

•	changes in the Chilean Tax law and the repeal of the Minerals Resource Rent Tax in Australia;

•	other matters where uncertainty exists in the application of the law.

Demerger of South32

The Committee reviewed the measurement and disclosure of the demerger of South32. Specific consideration was given to Discontinued operations disclosures and the fair value of the shares issued to effect the demerger. The Committee also considered measurement issues related to the South32 assets prior to demerger, including the recognised gain on loss of control of the Manganese business and subsequent impairments resulting from the demerged assets being held for distribution.

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

The last audit tender was in 2002, at which time the Group had three external auditors following the completion of the DLC structure. The tender resulted in KPMG and PricewaterhouseCoopers being appointed as joint auditors for FY2003 and, therefore, a reduction in audit providers. A competitive audit review was undertaken in 2003, which resulted in KPMG being appointed as the External Auditor by the Board on the recommendation of the RAC.

The lead audit engagement partners in both Australia and the United Kingdom have been rotated every five years. The current Australian audit engagement partner was appointed at the start of FY2015. A new UK audit engagement partner was appointed for the FY2013 year-end, and therefore FY2017 is scheduled to be his last year.

The Committee is satisfied with the External Auditor’s performance and independence and therefore does not believe a tender in the near term is appropriate. Consistent with the UK and EU requirements in regard to audit firm tender and rotation, which were finalised during FY2015, the Committee’s current intention is to conduct an audit firm tender for FY2019.

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

The RAC also reviews the integrity, independence and objectivity of the External Auditor, and assesses whether there is any element of the relationship that impairs, or appears to impair, the External Auditor’s judgement of independence. This review includes:

•	confirming that the External Auditor is, in its judgement, independent of the Group;

•	obtaining from the External Auditor an account of all relationships between the External Auditor and the Group;

•	monitoring the number of former employees of the External Auditor currently employed in senior positions within the Group;

•	considering the various relationships between the Group and the External Auditor;

•	determining whether the compensation of individuals employed by the External Auditor who conduct the audit is tied to the provision of non-audit services;

•	reviewing the economic importance of the Group to the External Auditor.

The External Auditor also certifies its independence to the RAC.

Non-audit services

Although the External Auditor does provide some non-audit services, the objectivity and independence of the External Auditor are safeguarded through restrictions on the provision of these services. For example, certain types of non-audit services may only be undertaken by the External Auditor with the prior approval of the RAC (as described below), while other services may not be undertaken at all, including services where the External Auditor:

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

Our policy on Provision of Audit and Other Services by the External Auditor is available online at www.bhpbilliton.com/aboutus/ourcompany/governance.

In addition to audit services, the External Auditor will be permitted to provide other (non-audit) services that are not, and are not perceived to be, in conflict with the role of the External Auditor. In accordance with the requirements of the 1934 Securities Exchange Act and guidance contained in Public Company Accounting Oversight Board (PCAOB) Release 2004-001, certain specific activities are listed in our detailed policy that have been ‘pre-approved’ by the RAC.

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

While not specifically prohibited by BHP Billiton’s policy, any proposed non-audit engagement of the External Auditor relating to internal control (such as a review of internal controls or assistance with implementing the regulatory requirements, including those of the 1934 Securities Exchange Act) must obtain specific prior approval from the RAC. With the exception of the external audit of the Group Financial Statements, any engagement identified that contains an internal control-related element is not considered to be pre-approved. In addition, while the categories shown above include a list of certain pre-approved services, the use of the External Auditor to perform such services shall always be subject to our overriding governance practices as articulated in the policy.

An exception can be made to the above policy where such an exception is in BHP Billiton’s interests and appropriate arrangements are put in place to ensure the integrity and independence of the External Auditor. Any such exception requires the specific prior approval of the RAC and must be reported to the Board. No exceptions were approved during the year ended 30 June 2015.

In addition, the RAC approved no services during the year ended 30 June 2015 pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X.

Fees paid to the Group’s External Auditor during the year for audit and other services were US$30.4 million, of which 51 per cent comprised audit fees, 45 per cent related to legislative requirements (including Sarbanes-Oxley and services in connection with the South32 demerger) and four per cent was for other services. Details of the fees paid are set out in note 38 ‘Auditor’s remuneration’ to the Financial Statements.

Based on the review by the RAC, the Board is satisfied that the External Auditor is independent.

Internal Audit

The Internal Audit function is carried out by Group Risk Assessment and Assurance (RAA). The role of RAA is to determine whether risk management, control and governance processes are adequate and functioning. The Internal Audit function is independent of the External Auditor. The RAC reviews the mission and charter of RAA, the staffing levels and its scope of work to ensure that it is appropriate in light of the key risks we face. It also reviews and approves the annual internal audit plan and monitors and reviews the overall effectiveness of the internal audit activities.

The RAC also approves the appointment and dismissal of the Head of RAA and assesses his or her performance, independence and objectivity. The role of the Head of RAA includes achievement of the internal audit objectives, risk management policies and insurance strategy. The position was held throughout the year by Alistair Mytton. Mr Mytton reports directly to the RAC with functional oversight by the CFO.

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

For further discussion on our approach to risk management, refer to sections 1.7 and 3.15 of this Annual Report. Section 1.7 includes a description of the material risks that could affect BHP Billiton including, but not limited to, economic, environment and social sustainability risks to which the Group has a material exposure. Section 1.7.3 also provides an explanation of how those risks are managed.

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

Management’s assessment of our internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the 1934 Securities Exchange Act). Under the supervision and with the participation of our management, including our CEO and CFO, the effectiveness of the Group’s internal control over financial reporting has been evaluated based on the framework and criteria established in Internal Controls – Integrated Framework, issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management has concluded that internal control over financial reporting was effective as at 30 June 2015. There were no material weaknesses in the Group’s internal controls over financial reporting identified by management.

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

There have been no changes in our internal control over financial reporting during FY2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The CEO and CFO have certified to the Board that the Financial Statements for the full year and half year are founded on a sound system of risk management and internal control and that the system is operating efficiently and effectively.

During the year, the RAC reviewed our compliance with the obligations imposed by the US Sarbanes-Oxley Act (SOX), including evaluating and documenting internal controls as required by section 404 of SOX.

Management’s assessment of our disclosure controls and procedures

Our management, with the participation of our CEO and CFO, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of 30 June 2015. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed by BHP Billiton, including in the reports that it files or submits under the 1934 Securities Exchange Act, is recorded, processed, summarised and reported on a timely basis and that such information is accumulated and communicated to BHP Billiton’s management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Based on the foregoing, our management, including the CEO and CFO, has concluded that our disclosure controls and procedures are effective in providing that reasonable assurance.

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

Committee assessment

An externally facilitated evaluation of the Risk and Audit Committee was conducted for FY2015. The evaluation was designed to draw out views on work, process and overall effectiveness of the Committee. The evaluation indicated that the Committee continues to operate effectively, with potential enhancements including additional consideration to ensure items such as capital management and internal audit are right-sized for the Group following demerger.

The updated terms of reference for the RAC are available online at

www.bhpbilliton.com/aboutus/ourcompany/governance.

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

The Sustainability and Risk and Audit Committees assist the Remuneration Committee in determining appropriate HSEC and financial and capital projects metrics, respectively, to be included in GMC scorecards and in assessing performance against those measures.

The Remuneration Committee met seven times during the year. Information on meeting attendance by Committee members is included in the table in section 3.12.

Full details of the Committee’s work on behalf of the Board are set out in the Remuneration Report in section 4 of this Annual Report.

Remuneration Committee members during the year

Name	Status
Carolyn Hewson (Chairman) (1)	Member for whole period
John Buchanan (1)	Member for whole period
Carlos Cordeiro	Member for whole period
Pat Davies	Member for whole period
John Schubert	Member until 31 December 2014
Shriti Vadera	Member from 1 January 2015

(1)	Carolyn Hewson was appointed as Chairman of the Committee with effect from 1 January 2015. Sir John Buchanan, who was previously the Chairman, continued to be a Committee member for the remainder of FY2015.

Committee assessment

An externally facilitated evaluation of the Remuneration Committee was conducted for FY2015. The evaluation was designed to draw out views on work, process and overall effectiveness of the Committee. The evaluation indicated that the Committee continues to perform strongly with potential enhancements including deeper understanding of the views of investors and the allocation of more time for training in relation to market practice as it develops.

The terms of reference for the Remuneration Committee are available online at

www.bhpbilliton.com/aboutus/ourcompany/governance.

3.14.3    Nomination and Governance Committee Report

Role and focus

The role of the Nomination and Governance Committee is to assist in ensuring that the Board comprises individuals who are best able to discharge the responsibilities of a Director, having regard to the highest standards of governance, the strategic direction of the Group and the diversity aspirations of the Board. It does so by focusing on:

•	the succession planning process for the Board and its committees, including the identification of the skills, experience, independence and knowledge required on the Board, as well as the attributes required of potential Directors;

•	the identification of suitable candidates for appointment to the Board, taking into account the skills, experience and diversity required on the Board, and the attributes required of Directors;

•	the succession planning process for the Chairman;

•	the succession planning process for the CEO and periodic evaluation of the process;

•	Board and Director performance evaluation, including evaluation of Directors seeking re-election prior to their endorsement by the Board as set out in sections 3.11 and 3.13;

•	the provision of appropriate training and development opportunities for Directors;

•	the independence of Non-executive Directors;

•	the time required from Non-executive Directors;

•	the authorisation of situations of actual and potential conflict notified by Directors in accordance with the Articles of Association of BHP Billiton Plc as set out in section 3.10; and

•	the Group’s corporate governance practices.

•	The process that the Board adopts for its own succession, with the assistance of the Nomination and Governance Committee, is set out in section 3.8.

The Nomination and Governance Committee met five times during the year. Information on meeting attendance by Committee members is included in the table in section 3.12.

Board policy on diversity

The Board and the Nomination and Governance Committee believe that a range of diversity is required in order to effectively represent shareholders’ interests. This diversity is not restricted to gender but also includes geographic location, nationality, skills, background, knowledge and experience.

The Board is committed to ensuring gender diversity is actively pursued and implemented in terms of Board composition. Diversity is a core consideration in ensuring that the Board and its committees have the right balance of skills, experience, independence and Group knowledge necessary to discharge their responsibilities. The right blend of perspectives is critical to ensuring the Board oversees BHP Billiton effectively for shareholders.

For the past three years, two executive search firms, JCA Group and Heidrick & Struggles, have produced all-women short lists focused on the United Kingdom, Europe and the United States, which are continually refreshed. The two lists – combined with our skills and experience profile five-year matrix – ensure we maximise the number of female candidates we talk with and consider for appointment. Short-listed candidates are considered by the Nomination and Governance Committee. During FY2015, the Chairman met regularly with potential female candidates who have a range of backgrounds.

The Board believes that critical mass is important for diversity and, as set out in last year’s Annual Report, the Board had a goal of increasing the number of women on the Board to at least three by the end of CY2015. This has now been achieved with the appointment of Anita Frew to the Board. She brings extensive board, strategy, marketing, governance and risk management experience in the chemicals, engineering, water and finance industries, along with a strong understanding of shareholder expectations. While the Board has achieved its stated goal, diversity of all types remains a priority as the Board continues to be refreshed and renewed, as set out in section 3.8.

External recruitment specialists

There were changes to the composition of the Board during the year, with the retirement of David Crawford with effect from the 2014 AGMs and Keith Rumble with effect from 22 May 2015. The appointment of Anita Frew followed a process involving the retained services of external recruitment specialists Heidrick & Struggles and JCA Group, who have assisted in the identification of potential candidates for the Board, as set out in section 3.8.

Aside from conducting external searches, in previous years Heidrick & Struggles Leadership Assessment has provided services in respect of Director performance assessment. JCA Group has also provided non-executive search services and facilitated the external Board assessment. In both cases, the search and assessment services operate independently, and neither firm has any other connection with the Group.

Senior Independent Director

As set out in section 3.7, in August 2015 the Board announced that Shriti Vadera had been appointed as Senior Independent Director of BHP Billiton Plc. The Board believes that Shriti Vadera’s skills and attributes, together with her experience with BHP Billiton over the past four years will enable her to support the Chairman and the Board in this important governance role.

Nomination and Governance Committee members during the year

Name	Status
Jac Nasser (Chairman)	Member for whole period
John Buchanan	Member for whole period
John Schubert	Member for whole period

Committee assessment

An externally facilitated evaluation of the Nomination and Governance Committee was conducted for FY2015. The evaluation was designed to draw out views on work, process and overall effectiveness of the Committee. The evaluation indicated that the Committee continues to function strongly. A requirement for additional focus during succession planning on ensuring the Board is the appropriate size, and has the right mix of skills and experience, for a simplified BHP Billiton was noted as a result of the evaluation.

The terms of reference for the Nomination and Governance Committee are available online at www.bhpbilliton.com/aboutus/ourcompany/governance.

3.14.4    Sustainability Committee Report

Role and focus

The role of the Sustainability Committee is to assist the Board to take reasonable steps in overseeing the:

•	adequacy of the Group’s HSEC framework, which consists of:

–	the CEO limits, which delegate authority to the CEO, including for HSEC matters;

–	the Committee itself and its terms of reference;

–	a robust independent assurance and audit process, established by the RAC;

–	independent legal and specialist advice on HSEC matters;

–	the Group’s HSEC Management System;

•	adequacy of the Group’s HSEC Management System, which is designed and implemented by management. It incorporates the systems and processes, resources, structures and performance standards for the day-to-day identification, management and reporting of HSEC risks and obligations, which are articulated in Group Level Documents;

•	Group’s compliance with applicable legal and regulatory requirements associated with HSEC matters;

•	annual Sustainability Report;

•	performance, resourcing and leadership of the HSE and Community functions;

•	Group’s performance in relation to HSEC matters, including the HSEC component of the GMC scorecard.

Our approach to sustainability is reflected in Our Charter, which defines our values, purpose and how we measure success, and in our sustainability performance targets, which define our public commitments to safety, health, environment and community. Further information is set out in the Group’s Sustainability Report 2015.

A copy of the Sustainability Report and further information is available online at

www.bhpbilliton.com/aboutus/ourcompany/governance.

The Committee provides oversight of the preparation and presentation of the Sustainability Report by management.

The Sustainability Committee met six times during the year. Information on meeting attendance by Committee members is included in the table in section 3.12.

During the year, the Sustainability Committee continued to assist the Board in its oversight of HSEC issues and performance. This included consideration of strategic HSEC issues, audits and trends, and the findings and action items from accidents and other incidents. In relation to incidents, tragically there were five work-related fatalities during FY2015. The Sustainability Committee has been presented with the findings and recommendations of the investigations in each case. This included direct causes, root causes and contributing factors, along with the priority actions and responses of the management and Business teams.

Sustainability Committee members during the year

Name	Status
John Schubert (Chairman)	Member for whole period
Malcolm Brinded	Member for whole period
Malcolm Broomhead	Member for whole period
Pat Davies	Member from 1 January 2015
Keith Rumble	Member until 22 May 2015

Sustainable development governance

Our approach to HSEC and sustainable development governance is characterised by:

•	the Sustainability Committee overseeing material HSEC matters and risks across the Group;

•	management having primary responsibility for the design and implementation of an effective HSEC management system;

•	management having accountability for HSEC performance;

•	the HSE and Community functions providing advice and guidance directly to the Sustainability Committee and the Board as a whole;

•	seeking input and insight from external experts, such as the BHP Billiton Forum on Corporate Responsibility;

•	clear links between remuneration and HSEC performance.

The key areas on which the Committee, management and the HSE and Community functions focus are outlined in the diagram below.

In addition to our focus on the health, safety and wellbeing of our people, the Committee spent considerable time considering environment and climate change scenarios and the actions being taken to manage the implications of climate change regulation in light of the Group’s public target for emissions through to FY2017, as set out in section 1.14.2.

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

Community investment

We also continued to monitor our progress in relation to our community investment, and met our target for investments in community programs, with such investments consisting of cash, in-kind support and administration. This was the equivalent of one per cent of our pre-tax profits, calculated on the average of the previous three years pre-tax profit. During FY2015, our voluntary community investment totalled US$225 million, comprising US$142 million of cash, in-kind support and administrative costs and a US$83 million contribution to the BHP Billiton Foundation.

The Committee reviewed and recommended to the Board the approval of the annual Sustainability Report for publication. The Sustainability Report identifies our targets for HSEC matters and our performance against those targets, with an emphasis on fact-based measurement and quality data in setting targets.

HSEC matters and remuneration

In order to link HSEC matters to remuneration, 20 per cent of the short-term incentive opportunity for GMC members was based on HSEC performance during the year. Given the importance placed on safety, the short-term incentive opportunity attached to HSEC has been increased for FY2016 to 25 per cent. The Sustainability Committee assists the Remuneration Committee in determining appropriate HSEC metrics to be included in GMC scorecards, and also assists in relation to assessment of performance against those measures. The Board believes this method of assessment is transparent, rigorous and balanced, and provides an appropriate, objective and comprehensive assessment of performance. Further information on the metrics and their assessment is set out in the Remuneration Report in section 4.

Committee assessment

An externally facilitated evaluation of the Sustainability Committee was conducted for FY2015. The evaluation was designed to draw out views on work, process and overall effectiveness of the Committee. The evaluation indicated that the Committee receives high-quality information and uses time effectively. Additional areas of focus for FY2016 are an increased emphasis on community issues and continuing to undertake site visits.

The terms of reference for the Sustainability Committee are available online at

www.bhpbilliton.com/aboutus/ourcompany/governance.

3.14.5    Finance Committee Report

In FY2012, the continued evolution of the Board and its committees resulted in the formation of the Finance Committee. At that time, the Board was of the view that the governance structure was enhanced by a committee focused on capital management planning, including capital allocation and funding, as well as due diligence on divestments.

As noted in last year’s Annual Report, the Finance Committee also assisted the Board in its consideration of the creation of South32 as a means of accelerating portfolio simplification. The Committee’s considerations resulted in recommendations to the Board on the matters considered.

Since that work was largely completed, the Board undertook a review of the Finance Committee and it was decided that with effect from 1 January 2015, a separate focused committee was no longer required by the Board. The work around capital management (funding, liquidity, balance sheet management, dividends), which was previously handled by the Finance Committee, has become part of the terms of reference for the Risk and Audit Committee.

The Finance Committee met twice in the period 1 July 2014 to 31 December 2014.

Finance Committee members during the year

Name	Status
David Crawford (Chairman)	Member until 20 November 2014
Malcolm Broomhead	Member for whole period (1)
Lindsay Maxsted	Member for whole period (1)
Wayne Murdy	Member for whole period (1)

(1)	Refers to whole period of the Committee’s existence during FY2015, being from 1 July 2014 to 31 December 2014.

3.14.6    South32 demerger – Board committees

In August 2014, the Board announced plans to simplify its portfolio by creating an independent global metals and mining company (South32) based on a selection of its high-quality alumina, aluminium, coal, manganese, nickel, silver, lead and zinc assets. As part of the Board governance process supporting and overseeing the demerger project, it was considered appropriate to establish two sub-committees of the Board, the Board Assurances Committee and the Document Review Committee.

Board Assurances Committee

Members of the Board Assurances Committee (BAC) were all independent Non-executive Directors of the BHP Billiton Board: Shriti Vadera (Chairman), Malcolm Broomhead, David Crawford, Lindsay Maxsted and Wayne Murdy. The Board Chairman, the Chief Executive Officer and the Chairman of the Document Review Committee attended each of the meetings by invitation.

The BAC was tasked with considering the transaction plans and project execution, including reviewing and making recommendations to the Board on matters such as:

•	the timetable for the project;

•	the outcome of external stakeholder engagement and the progress of engagement with regulators;

•	proposed internal and external communications;

•	the Transitional Services Agreement, the Separation Deed, the Tax Separation Deed and the Implementation Deed, each between BHP Billiton and South32;

•	the funding of South32;

•	the steps required to implement the demerger proposal, including assembly of the various assets.

Project-related matters that would previously have been considered by the Finance Committee were considered by the BAC.

The Committee met five times and also considered some items out of session. The final recommendation of the Committee was to endorse the demerger and to recommend it for Board approval.

Document Review Committee

Members of the Document Review Committee (DRC) were Carolyn Hewson (Chairman), David Crawford, Lindsay Maxsted, Peter Beaven, Geoff Healy, Graham Kerr, Jane McAloon, Karen Wood and Neil Beaumont, as well as certain external advisers.

The role of the DRC included:

•	reviewing the overall nature and scope of the due diligence investigations undertaken in connection with the demerger;

•	approving the materiality guidelines to be applied in the preparation of the disclosure documents;

•	reviewing and where applicable, requesting reports and sign-offs from nominated persons (including BHP Billiton and South32 management and legal, tax, accounting, mineral reserves or other experts) in relation to the content of the disclosure documents;

•	overseeing and coordinating the preparation and finalisation of the disclosure documents to ensure that they complied with applicable legal and regulatory requirements;

•	reporting to the Board, prior to dispatch of the disclosure documents, confirming that they comply with the relevant content requirements.

The Committee met nine times and also considered some items out of session.

With the completion of the South32 demerger in May 2015, both the BAC and DRC sub-committees have been dissolved. For further information on the South32 demerger, refer to sections 1.3.7, 1.6.4, 2.1.7 of this Annual Report and note 29 ‘Discontinued operations’ to the Financial Statements.

3.15    Risk management governance structure

We believe the identification and management of risk are central to achieving the corporate purpose of creating long-term shareholder value. Our approach to risk is set out in section 1.7.1.

The principal aim of the Group’s risk management governance structure and internal control systems is to identify, evaluate and manage business risks, with a view to enhancing the value of shareholders’ investments and safeguarding assets.

Each year, the Board reviews and considers the Group’s risk profile, which covers both operational and strategic risks. The Group material risk profile is assessed to ensure it supports the achievement of the Group’s strategy while seeking to maintain a solid ‘A’ credit rating. The Board’s approach to investment decision-making and portfolio management, and the consideration of risk in that process, is set out in sections 1.6.4 and 1.7 and includes a broad range of scenarios to assess our portfolio. This process allows us to be able to continually adjust the shape of our portfolio to match energy and commodity demand and meet society’s expectations, while maximising shareholder returns.

The Board has delegated the oversight of risk management to the RAC, although the Board retains overall accountability for the Group’s risk profile. In addition, the Board specifically requires the CEO to implement a system of control for identifying and managing risk. The Directors, through the RAC, review the systems that have been established for this purpose, regularly review the effectiveness of those systems and monitor that necessary actions have been taken to remedy any significant failings or weaknesses identified from that review. The RAC regularly reports to the Board to enable it to review the Group’s risk framework.

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

Management committees

Management committees also perform roles in relation to risk and control. Strategic risks and opportunities arising from changes in our business environment are regularly reviewed by the GMC and discussed by the Board. The Financial Risk Management Committee (FRMC) reviews the effectiveness of internal controls relating to commodity price risk, counterparty credit risk, currency risk, financing risk, interest rate risk and insurance. Minutes of the FRMC meetings are provided to the Board through the RAC. The Investment Committee (IC) provides oversight for investment processes across the Company and coordinates the investment toll-gating process for major investments. Reports are made to the Board on findings by the IC in relation to major capital projects. The Disclosure Committee oversees the Group’s compliance with securities dealing and continuous and periodic disclosure requirements, including reviewing information that may require disclosure through stock exchanges and overseeing processes to ensure information disclosed is timely, accurate and complete.

3.16    Management

Below the level of the Board, key management decisions are made by the CEO, the GMC, other management committees and individual members of management to whom authority has been delegated.

The diagram below describes the responsibilities of the CEO and four key management committees.

Performance evaluation for executives

The performance of executives and other senior employees is reviewed on an annual basis. For the members of the GMC, this review includes their contribution, engagement and interaction at Board level. The annual performance review process that we employ considers the performance of executives against criteria designed to capture both ‘what’ is achieved and ‘how’ it is achieved. All performance assessments of executives consider how effective they have been in undertaking their role; what they have achieved against their specified key performance indicators; how they match up to the behaviours prescribed in our leadership model; and how those behaviours align with Our Charter values. The assessment is therefore holistic and balances absolute achievement with the way performance has been delivered. Progression within the Group is driven equally by personal leadership behaviours and capability to produce excellent results.

A performance evaluation as outlined above was conducted for all members of the GMC during FY2015. For the CEO, the performance evaluation was led by the Chairman of the Board on behalf of all the Non-executive Directors, drawing on guidance from the Remuneration Committee.

3.17    Business conduct

Our Charter and our Code of Business Conduct

Our Charter is central to our business. It articulates the values we uphold, our strategy and how we measure success.

Our Code of Business Conduct (the Code) is based on Our Charter values and describes the behaviours that we expect of those who work for or on behalf of BHP Billiton. The Code applies to employees, directors, officers and controlled entities. Consultants and contractors are also expected to act in accordance with the Code when working for BHP Billiton.

The Code describes the behaviours expected to support a safe, respectful and legally compliant working environment, when interacting with governments and the communities in which we operate, when dealing with third parties and when using company resources.

Working with integrity is a condition of employment with BHP Billiton and in some cases a contractual obligation of many of our contractors and suppliers. All employees are required to undertake annual training in relation to the Code to promote awareness and understanding in the behaviours expected of them. Demonstration of the values described in Our Charter and the Code is part of the annual employee performance review process.

The Code of Business Conduct is available online at

www.bhpbilliton.com/aboutus/ourcompany/codeofbusconduct.

EthicsPoint, BHP Billiton’s business conduct advisory service

Where an employee or third party has a concern regarding behaviour that may not be consistent with our Code of Business Conduct, there are reporting options available, which include BHP Billiton’s business conduct advisory service, EthicsPoint. EthicsPoint is a worldwide service available to internal and external stakeholders that facilitates the raising, management and resolution of business conduct queries and concerns via a confidential 24-hour, multilingual hotline and online case management system. Reports can be made anonymously and without fear of retaliation. Arrangements are in place to investigate all matters appropriately. Levels of activity and support processes for EthicsPoint are monitored, with activity reports presented to the Board. Further information on EthicsPoint can be found in the Code of Business Conduct, available online at www.bhpbilliton.com.

Anti-corruption investigation

In May 2015, BHP Billiton announced the resolution of the previously disclosed investigation by the SEC into potential breaches of the US Foreign Corrupt Practices Act (FCPA). The US Department of Justice has also completed its investigation into BHP Billiton without taking any action.

The investigations related primarily to previously terminated minerals exploration and development efforts as well as hospitality provided by BHP Billiton at the 2008 Beijing Olympic Games. This concluded the US investigations on all matters.

The matter was resolved with the SEC pursuant to an administrative order, which imposed a US$25 million civil penalty. The SEC order makes no findings of corrupt intent or bribery by BHP Billiton.

The findings announced by the SEC related to a hospitality program hosted by BHP Billiton that supported its sponsorship of the 2008 Beijing Olympic Games. As part of this program, BHP Billiton invited customers, suppliers, business partners, and government officials, along with BHP Billiton employees, to the Olympic Games. While BHP Billiton made efforts at the time to address the risks related to inviting government officials to the Olympics, the controls it relied upon were insufficient to satisfy the civil books and records and internal accounting controls requirements of the FCPA.

The SEC noted the ‘significant cooperation’ BHP Billiton provided during the extensive investigation, which commenced in 2009. It also noted the ‘significant remedial actions’ BHP Billiton has taken over the past five years to enhance its compliance program.

At the time of its sponsorship of the 2008 Beijing Olympics and Paralympics, BHP Billiton had no independent compliance function. Instead, accountability for complying with BHP Billiton’s anti-corruption policies, which were set out in BHP Billiton’s Guide to Business Conduct, was vested in its operating business units. BHP Billiton has since created an independent compliance function that reports to the head of the legal function and the Risk and Audit Committee of the Board. Today, this function would be required to approve any offer of hospitality of this kind to a government official. Under the SEC order, BHP Billiton will self-report on its compliance program to the SEC for a period of 12 months following the date of the SEC order (20 May 2015).

BHP Billiton will continue to cooperate with the Australian Federal Police investigation, which was announced in 2013.

Insider trading

We have a Securities Dealing Group Level Document that covers dealings by Directors and identified employees, is consistent with the UK Model Code contained in the UK Financial Conduct Authority Listing Rules, and complies with the ASX Listing Rule requirements for a trading policy. The Securities Dealing Group Level Document restricts dealings by Directors and identified employees in shares and other securities during designated prohibited periods and at any time that they are in possession of unpublished price-sensitive information. As part of a regular, planned process, the Securities Dealing Group Level Document is reviewed every two years to ensure it remains current, fit for purpose and in line with our broader governance framework.

A copy of the Securities Dealing Group Level Document is available online at

www.bhpbilliton.com/aboutus/ourcompany/governance.

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

3.18    Market disclosure

We are committed to maintaining the highest standards of disclosure, ensuring that all investors and potential investors have the same access to high-quality, relevant information in an accessible and timely manner to assist them in making informed decisions. The Disclosure Committee manages our compliance with market disclosure obligations and is responsible for implementing reporting processes and controls and setting guidelines for the release of information. As part of our commitment to continuous improvement, we continue to ensure alignment with best practice as it develops in the jurisdictions in which BHP Billiton is listed.

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

A copy of the market disclosure and communications document is available online at

www.bhpbilliton.com/aboutus/ourcompany/governance.

Copies of announcements to the stock exchanges on which we are listed, investor briefings, Financial Statements, the Annual Report and other relevant information can be found online at www.bhpbilliton.com. Any person wishing to receive advice by email of news releases can subscribe at www.bhpbilliton.com.

3.19    Remuneration

Details of our remuneration policies and practices, and the remuneration paid to the Directors (Executive and Non-executive) and members of the GMC, are set out in the Remuneration Report in section 4 of this Annual Report.

3.20    Directors’ share ownership

Non-executive Directors have agreed to apply at least 25 per cent of their remuneration to the purchase of BHP Billiton shares until they achieve a shareholding equivalent in value to one year’s remuneration. Thereafter, they must maintain at least that level of shareholding throughout their tenure. All dealings by Directors are subject to the Group’s Securities Dealing Group Level Document and are reported to the Board and to the stock exchanges.

Information on our policy governing the use of hedge arrangements over shares in BHP Billiton by both Directors and members of the GMC is set out in section 4.4.2.

Details of the shares held by Directors are set out in section 4.2.27.

3.21    Conformance with corporate governance standards

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

The Listing Rules and the Disclosure and Transparency Rules of the UK Financial Conduct Authority require companies listed in the UK to report on the extent to which they comply with the Main Principles and the provisions of the UK Corporate Governance Code (UK Code), and explain the reasons for any non-compliance. In September 2014, the Financial Reporting Council (FRC) issued the UK Corporate Governance Code 2014 (2014 Code). The FRC has also published guidance for Boards on risk management and internal control and related financial and business reporting. As the 2014 Code and the guidance apply to financial years beginning on or after 1 October 2014, BHP Billiton has considered the impact of the changes, will comply with the 2014 Code and guidance from 1 July 2015 and will report on compliance in the Annual Report for FY2016. The UK Code is available online at www.frc.org.uk/corporate/ukcgcode.cfm.

The Listing Rules of the ASX require ASX-listed companies to report on the extent to which they meet the Corporate Governance Principles and Recommendations published by the ASX Corporate Governance Council (ASX Principles and Recommendations) and explain the reasons for any non-compliance. The ASX Principles and Recommendations are available online at www.asxgroup.com.au/corporate-governance-council.htm.

Both the UK Code and the ASX Principles and Recommendations require the Board to consider the application of the relevant corporate governance principles, while recognising that departures from those principles are appropriate in some circumstances. We complied with the provisions set out in the UK Code and with the ASX Principles and Recommendations during the financial period.

Appendix 4G, summarising our compliance with the ASX Principles and Recommendations is available online at www.bhpbilliton.com/aboutus/ourcompany/governance.

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

Section 303A of the NYSE-Listed Company Manual contains a broad regime of corporate governance requirements for NYSE-listed companies. Under the NYSE rules, foreign private issuers, such as ourselves, are permitted to follow home country practice in lieu of the requirements of Section 303A, except for the rule relating to compliance with Rule 10A-3 of the 1934 Securities Exchange Act (audit committee independence) and certain notification provisions contained in Section 303A of the Listed Company Manual. Section 303A.11 of the Listed Company Manual, however, requires us to disclose any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE corporate governance standards. After a comparison of our corporate governance practices with the requirements of Section 303A of the Listed Company Manual followed by US companies, the following significant difference was identified:

•	Rule 10A-3 of the 1934 Securities Exchange Act requires NYSE-listed companies to ensure that their audit committees are directly responsible for the appointment, compensation, retention and oversight of the work of the external auditor unless the company’s governing law or documents or other home country legal requirements require or permit shareholders to ultimately vote on or approve these matters. While the RAC is directly responsible for remuneration and oversight of the External Auditor, the ultimate responsibility for appointment and retention of the External Auditor rests with our shareholders, in accordance with UK law and our constitutional documents. The RAC does, however, make recommendations to the Board on these matters, which are in turn reported to shareholders.

While the Board is satisfied with its level of compliance with the governance requirements in Australia, the United Kingdom and the United States, it recognises that practices and procedures can always be improved, and there is merit in continuously reviewing its own standards against those in a variety of jurisdictions. The Board’s program of review will continue throughout the year ahead.

3.22    Additional UK disclosure

The information specified in the UK Financial Conduct Authority Disclosure and Transparency Rules, DTR 7.2.6, is located elsewhere in this Annual Report. The Directors’ Report, in section 5.9 of this Annual Report, provides cross-references to where the information is located.

This Corporate Governance Statement was approved by the Board on 10 September 2015 and signed on its behalf by:

Jac Nasser AO

Chairman

10 September 2015

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

4.4

Annual report on remuneration

•       Remuneration governance

•       Remuneration outcomes for the Executive Director (the CEO)

•       Remuneration outcomes for Non-executive Directors

•       Remuneration for members of the GMC (other than the CEO)

•       Other statutory disclosures

Abbreviation	Item
AGM	Annual General Meeting

CEO	Chief Executive Officer

DEP	Dividend Equivalent Payment

EBIT	Earnings Before Interest and Tax

GIS	Group Incentive Scheme

GMC	Group Management Committee

GSTIP	Group Short-Term Incentive Plan

HSEC	Health, Safety, Environment and Community

IFRS	International Financial Reporting Standards

KMP	Key Management Personnel

LTI	Long-Term Incentive

LTIP	Long-Term Incentive Plan

MAP	Management Award Plan

MSR	Minimum Shareholding Requirements

STI	Short-Term Incentive

STIP	Short-Term Incentive Plan

TRIF	Total Recordable Injury Frequency

TSR	Total Shareholder Return

4.1    Annual statement by the Remuneration Committee Chairman

Dear Shareholder

I am pleased to introduce BHP Billiton’s Remuneration Report for the financial year to 30 June 2015. This is my first as Chairman of the Remuneration Committee, and I want to begin by acknowledging Sir John Buchanan, our esteemed colleague, the former Chairman of the Committee and Senior Independent Director of BHP Billiton Plc who passed away on 13 July 2015. Sir John’s many years of experience and perspective underpinned the Committee’s ability to navigate the complexities of executive remuneration, and his intellectual rigour, fairness and judgement served both shareholders and executives well during his decade-long tenure as Committee Chairman. He leaves a very strong foundation for BHP Billiton with respect to remuneration matters and my fellow Committee members and I hold Sir John, and his contribution, in the highest regard. We will endeavour to build on his legacy in the years ahead.

Link to strategy

Our Charter sets out our values, placing health and safety first, upon which the Remuneration Committee places great weight in the determination of performance-based remuneration outcomes for BHP Billiton’s executives. Our Charter also sets out our purpose, our strategy and how we measure success. The Committee is guided by those measures in supporting our executives in taking a long-term approach to decision-making in order to build a sustainable and value-adding business. Our remuneration policy and strategy is focussed on long-term success and minimising short-term behaviours or results that would jeopardise longer-term outcomes.

We want executive remuneration to reflect the Group’s performance and share price over an extended period and this is primarily achieved with the equity component of the STI award being deferred for a two-year period, and with TSR under the LTIP being measured over a five-year performance period.

Our approach

We have made no changes to the underlying approach to remuneration in the last year. It is an approach that BHP Billiton has practised for over 10 years and we believe it continues to serve our executives and shareholders well. The remuneration outcomes continue to appropriately reflect the performance of the Group, of the Businesses and of individuals.

While our approach has been given strong support by shareholders, with a vote ‘for’ the Remuneration Report in excess of 97 per cent at last year’s AGMs, and indeed over 96 per cent in each of the prior five years, the Remuneration Committee and the Board will continue to listen and give attention to feedback and views from shareholders on the Group’s approach to pay.

Remuneration outcomes for the CEO

Mr Mackenzie, on his appointment as CEO in 2013, supported the view of the Board and Committee that his remuneration package should be rebased downwards relative to that of the former CEO. Mr Mackenzie’s base salary has not been increased since then, and again, after review in 2015, it will remain unchanged at US$1.700 million per annum. In addition, the other components of his total target remuneration (pension contributions, benefits and short-term and long-term incentive targets) are also unchanged since 2013. Mr Mackenzie is the only Executive Director.

Mr Mackenzie’s annual STI is at risk, with a target outcome of 160 per cent of base salary, a maximum outcome of 240 per cent of base salary, and a minimum outcome of zero.

As in past years, the scorecard against which his short-term performance is assessed comprises performance measures including HSEC, financial, capital project management and personal elements. For FY2015, the Remuneration Committee has assessed the performance of Mr Mackenzie and concluded it was below target with a STI outcome of 85 per cent of target (or 136 per cent of base salary). This outcome was primarily due to the CEO’s overarching accountability for the five fatalities that occurred during FY2015. The Committee takes the Group’s safety record very seriously and concluded, after taking advice from the Sustainability Committee, that a zero outcome was appropriate for the CEO’s FY2015 STI HSEC component, with the decision supported by Mr Mackenzie. While attributable profit fell from US$13.8 billion in FY2014 to US$1.9 billion in FY2015, controllable financial performance was largely in line with targets. The Committee made a discretionary downwards adjustment to the formulaic financial outcomes in light of the impairment of Onshore US Assets. Capital project management outcomes were largely in line with expectations. The Committee also considered the CEO’s strong performance against personal objectives, including significant productivity and capital expenditure improvements, together with the successful demerger of South32.
Given the importance the Committee places on safety, the scorecard weighting attached to HSEC has been increased for FY2016 to 25 per cent from 20 per cent in FY2015. The capital project management weighting has been reduced to 10 per cent from 20 per cent reflecting a lower number and value of major capital projects in execution, and the personal component weighting has been increased to 25 per cent from 20 per cent. The financial weighting is unchanged at 40 per cent.

Mr Mackenzie’s LTI is also at risk, and forms an important part of recognising long-term performance.

In relation to the LTI awards granted in 2010, BHP Billiton’s five-year TSR performance was negative 15.2 per cent over the five-year period from 1 July 2010 to 30 June 2015. This is below the weighted median TSR of peer companies of negative 4.5 per cent and below the TSR of the MSCI World index of positive 78.6 per cent. This level of performance results in zero vesting for the 2010 LTIP awards, and accordingly the awards have lapsed.

In line with the approach for Mr Mackenzie, the base salaries and total target remuneration packages will also be held constant in FY2016 for all other GMC members.

Remuneration outcomes for Non-executive Directors

Fee levels for the Non-executive Directors and the Chairman, which are reviewed annually, have remained unchanged since 2011. The annual review includes benchmarking, with the assistance of external advisers, against peer companies. Based on the review conducted in June 2015 the Board, with support from the Chairman, has decided to reduce the Chairman’s fee by approximately 13 per cent from US$1.100 million to US$0.960 million per annum, and the Chairman and the CEO have decided to reduce the Non-executive Director base fee by approximately six per cent from US$0.170 million to US$0.160 million per annum.

These reductions were considered appropriate in light of the challenging external environment and the benchmarking data for peer companies. The different percentage reduction for the Chairman compared with that for Non-executive Directors reflects the relevant benchmarks for those roles.

A decision was also taken to include mandatory superannuation contributions within the relevant base fee from 1 July 2015, which is more closely aligned to the practices of other companies. This has the effect of further reducing remuneration for those Directors who receive mandatory Australian superannuation contributions. For those Directors, this results in an average reduction of approximately 12 per cent in the aggregate of their base fees and superannuation contributions.

Summary

The Committee remains confident that our philosophy and policies on remuneration are appropriate to support long-term value creation, and the outcomes for FY2015 continue to demonstrate the alignment between remuneration and performance at BHP Billiton. I would welcome any comments you may have.

Carolyn Hewson
Chairman, Remuneration Committee

10  September 2015

4.2    Introduction to the Remuneration Report

The contents of this Remuneration Report are governed by legislation in the United Kingdom and Australia.

The UK Companies Act 2006 and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended), which are generally described as UK requirements in this Remuneration Report, require BHP Billiton to make certain disclosures in regard to Directors.

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

4.2.1    Members of the GMC

The GMC makes key management decisions under the authorities that have been delegated to it by the Board. The members of the GMC on 30 June 2015 are shown in the table below.

Name	Title
Andrew Mackenzie	Chief Executive Officer and Executive Director
Peter Beaven	Chief Financial Officer since 1 October 2014 President, Copper to 30 September 2014
Tony Cudmore	Chief Public Affairs Officer since 1 July 2015 President, Corporate Affairs to 30 June 2015
Tim Cutt	President, Petroleum since 1 July 2015 President, Petroleum and Potash to 30 June 2015
Dean Dalla Valle	Chief Commercial Officer since 1 July 2015 President, HSE, Marketing and Technology from 1 January 2015 to 30 June 2015 President, Coal to 31 December 2014
Geoff Healy	Chief Legal Counsel
Mike Henry	President, Coal since 1 January 2015 President, HSE, Marketing and Technology to 31 December 2014
Daniel Malchuk	President, Copper since 1 March 2015 President, from 1 February 2015 to 28 February 2015 President, Aluminium, Manganese and Nickel to 31 January 2015
Athalie Williams	Chief People Officer since 1 July 2015 President, Human Resources from 1 January 2015 to 30 June 2015
Jimmy Wilson	President, Iron Ore

Section 3.2.2 for dates of appointment of GMC members

In addition to the KMP listed above, Karen Wood (President to 19 August 2014), Graham Kerr (Chief Financial Officer to 30 September 2014), Mike Fraser (President, Human Resources to 31 December 2014) and Jane McAloon (President, Governance and Group Company Secretary to 31 May 2015) served as KMP during FY2015.

4.2.2    Non-executive Directors

Details of the Non-executive Directors who held office during FY2015 are set out below. Each Non-executive Director held office for the whole of FY2015 unless otherwise indicated.

Name	Title	Name	Title
Jac Nasser	Chairman	Carolyn Hewson	Non-executive Director
Malcolm Brinded	Non-executive Director	Lindsay Maxsted	Non-executive Director
Malcolm Broomhead	Non-executive Director	Wayne Murdy	Non-executive Director
John Buchanan	Senior Independent Director to 13 July 2015	Keith Rumble	Non-executive Director to 22 May 2015
Carlos Cordeiro	Non-executive Director	John Schubert	Non-executive Director
David Crawford	Non-executive Director to 20 November 2014	Shriti Vadera	Senior Independent Director since 14 August 2015 Non-executive Director to 13 August 2015
Pat Davies	Non-executive Director

Section 3.2.1 for dates of appointment of Non-executive Directors

4.3    Remuneration policy report

This section of the Report describes the overarching remuneration policy that guides the Remuneration Committee’s decisions. Our remuneration policy has not changed from that approved by shareholders at the 2014 AGMs and so the remuneration policy as set out in the 2014 Annual Report continues to apply as set out in this section.

Contents of the remuneration policy report
4.3.1 to 4.3.8 Remuneration policy for Executive Directors
4.3.9 Remuneration policy for Non-executive Directors

Section 4.4.14 for remuneration policy for the GMC (excluding the CEO)

This section of the Report was introduced last year as a result of new UK legislation, under which this policy report was required to be put to a binding vote at the Group’s 2014 AGMs. Shareholder approval was provided at those meetings, and this remuneration policy became effective for Directors of BHP Billiton immediately after the final 2014 AGM. Under the UK legislation, this policy is binding only in regard to the Directors (including the CEO) and not for other members of the GMC. The UK legislation requires BHP Billiton to present the remuneration policy for this vote at least every three years.

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

On page i of this document: Our Charter sets out our purpose, strategy, values and how we judge our success

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

8% increase per annum (annualised), or inflation if higher in Australia.

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

Benefits

Provides personal insurances and assistance where BHP Billiton’s structure gives rise to tax obligations across multiple jurisdictions, and a market-competitive level of benefits to attract and retain a high-quality and experienced CEO.

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

•     The CEO is eligible to participate in Shareplus, which is BHP Billiton’s all-employee share purchase plan. Section 4.4.26 for information about Shareplus and the CEO’s participation

•     The Committee’s discretion in respect of benefits applies up to the maximums shown.

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

Setting performance measures and targets

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

•     The target is determined for each performance measure at a level that will motivate the CEO to achieve an appropriately stretching annual performance outcome and that will contribute to the longer-term success of the Group and shareholder wealth. The target for each financial measure is derived from the annual budget as approved by the Board for the relevant financial year.

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

Section 4.4.6 for details of performance measures and outcomes for FY2015

Section 4.4.11 for details of performance measures for FY2016

Maximum award

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

•     The award of deferred equity comprises rights to receive ordinary BHP Billiton shares in the future if the CEO is still employed by BHP Billiton at the end of the deferral period(2). Before vesting (or exercise), these rights are not ordinary shares and do not carry entitlements to ordinary dividends or other shareholder rights; however, a DEP is provided on vested awards(3). The Committee has a discretion to settle STI awards in cash.

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

Demonstration of this alignment between the interests of the CEO and shareholders is seen through the five-year performance period of the LTI, which is consistent with the long-term nature of the resources industry.

Section 4.4.3 for information on MSR for the CEO

Section 4.4.21 for a table of awards held under the LTIP

Section 1.10 for a description of KPIs for the Group

Relative TSR performance condition

•     The award is subject to a relative TSR performance condition, which must be achieved over a five-year period. Full vesting under the LTIP only occurs where BHP Billiton’s relative TSR(4) significantly outperforms the TSR of the comparator group(s). The comparator group(s) and the weighting between comparator groups will be determined by the Committee in relation to each grant.

Section 4.4.8 for further detail on LTIP comparator group(s)

•     Relative TSR has been chosen as the most appropriate measure as it allows for an objective external assessment over a sustained period on a basis that is familiar to shareholders.

Level of performance required for vesting

•     None of the award will vest if BHP Billiton’s TSR is below the Peer Group TSR (being the weighted median TSR(6) where the comparator group is a specified group of peer companies) and/or below Index TSR (being the index value where the comparator group is a market index such as the MSCI World index).

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

Delivery of award

•     LTI awards are provided under the LTIP approved by shareholders at the 2013 AGMs. When considering the value of the award to be provided, the Committee primarily considers the face value of the award, and also considers its fair value which includes consideration of the performance conditions.(7)

•     The award of deferred equity comprises rights to receive ordinary BHP Billiton shares in the future if the performance and service conditions are met(2). Before vesting (or exercise), these rights are not ordinary shares and do not carry entitlements to ordinary dividends or other shareholder rights; however, a DEP is provided on vested awards(3). The Committee has a discretion to settle LTI awards in cash.

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

(5)

The maximum award permitted with the LTIP rules (as approved by shareholders at the 2013 AGMs) is expressed as a fair value equal to 200 per cent of base salary. A fair value takes into account the probability of meeting the performance condition and other factors. The current plan design produces a fair value of

41 per cent of face value. The maximum fair value of 200 per cent of base salary is therefore currently equivalent to a face value of 488 per cent of base salary (488% x 41% = 200%). This is shown as the Exceptional Maximum Award in the table. However, it is current policy to provide a maximum award of 400 per cent of base salary, which is therefore shown in the table as the Normal Maximum Award. In any case, all LTI awards to the CEO will only be provided with prior approval by shareholders in the relevant AGMs.

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

Legacy incentive plans under which awards may vest

The remuneration policy approved by shareholders is required to cover awards that were granted under legacy plans and that may vest in the future on their existing terms. Key terms are shown in the table below.

Remuneration component and link to strategy	Operation and performance framework	Maximum value on vesting
STI under the GIS The former GIS was replaced by the STIP (described in the previous table) from FY2014. Awards were provided for the same purpose as the STIP.

•     The terms of STI awards provided under the GIS were similar to those provided under the STIP.

•     Awards were provided to the CEO for performance in FY2013, and vested in August 2015.

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

•     Awards provided to the CEO in December 2010 did not vest in FY2015, as the performance condition was not met, and lapsed. Awards provided to the CEO in December 2011 and 2012 are due to vest from FY2017 to FY2018 to the extent that the performance conditions are met.

Section 4.4.7 for details of the 2010 LTIP performance outcomes

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

Although BHP Billiton does not consult directly with employees on Directors’ remuneration, the Group conducts regular employee engagement surveys which give employees an opportunity to provide feedback on remuneration matters. Many employees are ordinary shareholders and have the opportunity to vote on AGM resolutions. In FY2015, more than 14,000 continuing employees were enrolled to purchase BHP Billiton shares under Shareplus, our all-employee share plan.

4.3.6    Consideration of shareholder views

Part of the Board’s commitment to high-quality governance is expressed through the approach we take to engaging and communicating with shareholders. We encourage shareholders to make their views known to us.

Our shareholders are based across the globe. Regular proactive engagement on remuneration and governance matters takes place with institutional shareholders and investor representative organisations. This is overseen by the Remuneration Committee Chairman.

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

The minimum amount the CEO could earn in respect of FY2016 is US$2.270 million, which is fixed remuneration, and made up of his base salary of US$1.700 million, pension contributions of US$0.425 million and benefits of US$0.145 million.

The maximum is US$13.150 million. This assumes he earns the maximum under the STI of US$4.080 million and the normal maximum under the LTI of US$6.800 million. All of these components are shown in the table below at the minimum, target and maximum levels. The normal maximum amount of the LTI has been calculated on the basis of full vesting at the share price on the date of grant. The normal maximum LTI is 400 per cent of base salary.

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

(1)	Fixed remuneration comprises base salary (US$1.700 million per annum), pension contributions (25 per cent of base salary) and other benefits (US$0.145 million). The amount included for other benefits is based on FY2015 actual figures for the CEO, excluding non-recurring items.

(2)	The STI target amount is based on target performance of 160 per cent of base salary. The STI maximum amount is based on a maximum award of 240 per cent of base salary. The impact of potential future share price movements (up and down) on the value of deferred STI awards is not included.

(3)

The LTI amount (target and maximum) is based on the CEO’s normal maximum award equal to the face value of 400 per cent of base salary, which is lower than the maximum permissible award size under the plan rules. The ‘target’ value for the LTI award is based on the fair value of the award, which is 41 per cent of the face value, as this is the expected outcome on the balance of probabilities for the current plan design as calculated by the independent adviser to the Remuneration Committee, Kepler Associates. The minimum value for the LTI award is zero, and applies where the relative TSR of BHP Billiton is lower than the Peer

Group and/or Index TSR (as applicable for each grant). The impact of potential future share price movements (up and down) on the value of LTI awards is not included.

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

•  Unvested Shareplus Matched Shares will lapse.

•  No benefits will be provided.

•  Accumulated annual leave entitlements and any statutory payments will be paid.

•  Applicable expenses may be paid for repatriation to the home location where a relocation has been requested by BHP Billiton.

•  Unvested Shareplus Matched Shares will lapse.

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

    Section4.4.13 for current fee levels provided to Non-executive Directors

8% increase per annum (annualised), or inflation if higher in the location in which duties are primarily performed, on a per fee basis.
Pension • As required by law.	• Pension contributions provided on fees only where required by law.	As required by law.

Remuneration component and link to strategy	Operation and performance framework	Maximum (1)

Benefits

Travel allowances • Competitive benefits are paid in order to attract and retain high-quality individuals and adequately compensate for the considerable travel burden.

•  Non-executive Directors receive travel allowances on a per-trip basis reflecting the considerable travel burden imposed on members of the Board as a consequence of the Dual Listed Company structure and the resulting Board meetings in Australia and the UK, along with site visits at our multiple geographic locations.

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

Section 4.3.5 for consideration of employment conditions elsewhere in the Group

Section 4.3.6 for consideration of shareholder views

4.4    Annual report on remuneration

This section of the Report shows the impact of the remuneration policy in FY2015 and how remuneration outcomes are linked to actual performance outcomes. It is divided as follows.

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

Remuneration Committee

Remuneration Committee members

•       Carolyn Hewson (member to 31 December 2014 and Chairman from 1 January 2015)

•       John Buchanan (Chairman to 31 December 2014 and member from 1 January 2015)

•       Carlos Cordeiro

•       Pat Davies

•       John Schubert (to 31 December 2014)

•       Shriti Vadera (from 1 January 2015)

Number of meetings in FY2015	• Seven
Other Directors and employees who regularly attended meetings(1)

•       Jac Nasser (Chairman)

•       Andrew Mackenzie (CEO)

•       Athalie Williams (President, Human Resources from 1 January 2015 to 30 June 2015 and Chief People Officer from 1 July 2015)

•       Mike Fraser (President, Human Resources to 31 December 2014)

•       Andrew Fitzgerald (Vice President, Group Reward)

•       Jane McAloon (President, Governance and Group Company Secretary to 31 May 2015)

•       Margaret Taylor (Group Company Secretary from 1 June 2015)

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

The use of remuneration consultants

The Committee seeks and considers advice from independent remuneration advisers where appropriate. Remuneration consultants are engaged by, and report directly to, the Committee. Potential conflicts of interest are taken into account when remuneration consultants are selected, and their terms of engagement regulate their level of access to, and require their independence from, BHP Billiton’s management. The advice and recommendations of external advisers are used as a guide, but do not serve as a substitute for thorough consideration of the issues by each Director.

Kepler Associates was appointed by the Committee to act as an independent remuneration adviser to provide specialist remuneration advice and does not provide other services to the Group. Kepler Associates’ parent Mercer, a member of the MMC Group of companies, currently provides human resources services to the Group. Kepler Associates is a member of the UK Remuneration Consultants Group, and adheres to its Code of Conduct. During the year, Kepler Associates provided advice and assistance to the Committee on a wide range of matters, including:

•	advice in regard to remuneration arrangements for the CEO and the members of the GMC;

•	benchmarking of pay of senior executives against comparable roles at a range of relevant comparator groups, including sector and size peers;

•	provision of information and commentary on global trends in executive remuneration;

•	calculation of fair values for accounting and remuneration setting purposes of equity awards and performance analysis for LTI awards;

•	assistance in the determination of the remuneration framework for KMP for South32;

•	review of, and commentary on, management proposals;

•	other ad-hoc support and advice as requested by the Committee.

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

Total fees paid to Kepler Associates for the above services for the period from 1 July 2014 to 30 June 2015 were £161,000, of which £63,850 was for attendance at Committee meetings and commentary on management proposals, and a total of £97,150 for the provision of remuneration recommendations and other technical advice and support on executive remuneration.

4.4.2    Prohibition on hedging of BHP Billiton shares and equity instruments

The CEO and other members of the GMC are not allowed to protect the value of any unvested BHP Billiton equity awards allocated to them under employee programs, or the value of shares and securities held as part of meeting BHP Billiton’s MSR as described below. The policy also prohibits GMC members from using unvested BHP Billiton equity awards as collateral in any financial transaction, including hedging and margin loan arrangements.

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

For FY2015:

•	the MSR for the CEO was five times annual gross pre-tax base salary and while he met this requirement last year, subsequent movements in foreign exchange rates and share prices (including an impact of the demerger of South32) have resulted in Andrew Mackenzie’s shareholding being 4.4 times annual gross pre-tax base salary at the end of FY2015;

•	the MSR for other members of the GMC was three times annual gross pre-tax base salary and Peter Beaven, Dean Dalla Valle, Mike Henry and Jimmy Wilson met the MSR at the end of FY2015, while Tony Cudmore, Tim Cutt, Geoff Healy, Daniel Malchuk and Athalie Williams have not yet met the MSR.

Subject to securities dealing constraints, Non-executive Directors have agreed to apply at least 25 per cent of their remuneration (base fees plus Committee fees) to the purchase of BHP Billiton shares until they achieve an MSR equivalent in value to one year’s remuneration (base fees plus Committee fees). Thereafter, they must maintain at least that level of shareholding throughout their tenure. Each Non-executive Director met the MSR at the end of FY2015 with the exception of Carlos Cordeiro. Mr Cordeiro met the MSR last year and the level of his shareholding has not changed since. However, subsequent movements in foreign exchange rates and share prices have reduced the value of his shareholding such that he did not meet the MSR at the end of FY2015.

Section 4.4.27 for details of share ownership information of the CEO, other members of the GMC and the Non-executive Directors

4.4.4    Statement of voting at the 2014 AGMs

BHP Billiton’s remuneration resolutions have attracted a high level of support by shareholders. Voting in regard to those resolutions put to shareholders at the 2014 AGMs is shown below.

AGM Resolution	Requirement	% vote ‘for’	% vote ‘against’	Votes withheld (1)
Remuneration policy	UK	97.19	2.81	29,834,918
Remuneration Report excluding Remuneration Policy	UK	98.23	1.77	13,161,811
Remuneration Report (whole report)	Australia	98.02	1.98	13,127,265
Leaving entitlements	Australia	97.97	2.03	13,213,709
Approval of grants to Executive Director	Australia	97.02	2.98	29,928,012

(1)	The sum of votes marked ‘Vote Withheld’ at BHP Billiton Plc’s AGM and votes marked ‘Abstain’ at BHP Billiton Limited’s AGM.

Remuneration outcomes for the Executive Director (the CEO)

The CEO remuneration policy that applied in FY2015 is the same as set out in the remuneration policy report, and the remuneration outcomes described below have therefore been provided in accordance with that same policy.

Section 4.3 for the remuneration policy for the CEO

4.4.5    Single total figure of remuneration

This section shows a single total figure of remuneration as prescribed under UK requirements. It is a measure of actual remuneration and is not intended to meet IFRS accounting standards.

Section 4.4.19 for the Statutory IFRS Remuneration table

US dollars (’000)		Base salary	Benefits	STI (1)	LTI	Pension	Total
Andrew Mackenzie	FY2015	1,700	145	2,312	0	425	4,582
	FY2014	1,700	92	3,136	2,635	425	7,988

(1)	Provided half in cash and half in deferred equity as shown in the table below.

For Mr Mackenzie, the single total figure of remuneration is calculated as set out below.

	FY2014	FY2015
Base salary	Base salary earned from 1 July 2013 to 30 June 2014 based on a full-year base salary of US$1.700 million as Mr Mackenzie did not receive any salary increase for FY2014.	Base salary earned from 1 July 2014 to 30 June 2015 based on a full-year base salary of US$1.700 million as Mr Mackenzie did not receive any salary increase for FY2015.
Benefits (1) Section 4.3.3 for policy for specific benefits	The full amount of private family health insurance and personal tax return preparation in required countries provided during FY2014, together with spouse business-related travel.	The full amount of private family health insurance and personal tax return preparation in required countries provided during FY2015, together with spouse business-related travel.
STI Section 4.4.6 for how STI is determined	STI awarded for FY2014 performance. Half or US$1.568 million was provided in cash in September 2014, and half or US$1.568 million deferred in an equity award, which is due to vest in FY2017.	STI awarded for FY2015 performance. Half or US$1.156 million will be provided in cash in September 2015, and half or US$1.156 million deferred in an equity award (subject to shareholder approval at the 2015 AGMs), which will be due to vest in FY2018.
LTI Section 4.4.7 for the LTI performance condition Section 4.4.8 for LTI awarded during FY2015	The value of 69,600 LTI awards that vested on 20 August 2014, based on performance over the five-year period to 30 June 2014 and valued based on the share price on 20 August 2014 of £19.65 (converted to US dollars on that date) plus the associated DEP of US$0.359 million.	Based on performance during the five-year period to 30 June 2015, the 120,000 LTI awards granted in 2010 did not vest and have lapsed. The value of the awards is zero and no DEP has been paid in respect of these awards.
Pension	BHP Billiton’s contribution to a defined contribution pension plan at 25% of base salary.	BHP Billiton’s contribution to a defined contribution pension plan at 25% of base salary.

(1)	Although eligible, the CEO does not currently participate in Shareplus, for reasons of administrative simplicity in terms of stock exchange dealings and announcements.

When the components of remuneration are provided

The following graph illustrates the usual time frame for delivery of the components of remuneration. It shows how STI and LTI outcomes are deferred.

4.4.6    FY2015 STI performance outcomes

The CEO scorecard for the FY2015 performance year is summarised in the following table. A description of each performance measure and the CEO’s level of achievement, as determined by the Remuneration Committee, are shown below the table. The performance range is set for each measure with the level of performance determined on a range of Threshold (the minimum necessary to qualify for any reward outcome), Target (where the performance requirements are met), and Stretch (where the performance requirements are significantly exceeded).

HSEC

The HSEC KPI for the CEO is aligned to the Group’s suite of HSEC five-year public targets as set out in BHP Billiton’s Sustainability Report. As it has done for several years, the Remuneration Committee sought guidance from the Sustainability Committee when assessing HSEC performance. The Sustainability Committee reviewed performance against each of the designated measures. Consistent with prior years, the Remuneration Committee then took a holistic view of how the Group had performed in critical areas.

Targets for FY2015

•	Fatalities, environmental and community incidents: Nil fatalities and nil actual significant environmental and community incidents.

•	TRIF and occupational illness: Improved performance compared with FY2014 results, with severity and trends to be considered as a moderating influence on the overall HSEC assessment.

•	Risk management: Each Business is to have all material risks with HSEC impacts recorded and controlled. For all material risks Businesses to have all critical control designs and critical control assessment test plans reviewed by the material risk owner.

•	Health, environment and community initiatives: All assets to achieve 100 per cent of planned targets in respect of occupational exposure reduction, water and greenhouse gas projects, local procurement, social investment and community complaints targets.

Performance for FY2015

•	Fatalities, environmental and community incidents: We tragically lost five of our colleagues in FY2015 and there is no question that this is an unacceptable outcome. As a Company, we need to continue to build our focus on safety and fatality prevention through leadership and effective processes. No significant environmental incidents occurred, however, there were two significant community incidents for FY2015, both being collisions on public roads.

•	TRIF and occupational illness: Our TRIF in FY2015 improved compared with FY2014 across BHP Billiton as a whole and in most Businesses, with a two per cent reduction to a TRIF of 4.1 for FY2015. Occupational illness rates increased due to the identification of legacy illness cases.

•	Risk management: All material HSEC risks that have been identified are recorded, and critical control assessments have been completed. In addition, critical control execution and critical control verification tasks have been carried out in accordance with requirements.

•	Health, environment and community initiatives: Greenhouse gas reduction targets set at the commencement of the year were materially exceeded, with outperformance observed across BHP Billiton. Targets set for water management, reducing occupational health exposures, local procurement plan development and implementation, social investment and community compliants were achieved.

Notwithstanding the positive aspects of FY2015 HSEC performance outlined above, as a consequence of the five tragic fatalities, the Board and Remuneration Committee decided, after taking advice from the Sustainability Committee, that it was appropriate to reduce the CEO’s FY2015 HSEC STI outcome from 12.3 per cent to zero, reflecting the CEO’s overarching accountability for the safety outcomes of the Company.

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

Targets for FY2015

In respect of FY2015, the Board determined a target for attributable profit of US$1.7 billion, after the adjustments described above.

Performance for FY2015

Attributable profit of US$1.9 billion was reported by BHP Billiton, which was in excess of the target. The key drivers of this outperformance were higher than expected sales volumes, particularly in Iron Ore and, to a lesser extent, in Coal and Petroleum, together with positive productivity and cost performance across a range of Businesses, particularly in Coal. These gains were partly offset by the impact of the Olympic Dam mill outage, water constraints and weather conditions in Copper.

The adjustments for exceptional items in FY2015 (described further in Section 7.1.6 Note 2 of this Annual Report) included an impairment of Onshore US Assets (net loss US$2.0 billion), the repeal of the Minerals Resources Rent Tax legislation (net loss US$0.7 billion), and an impairment of Nickel West (net loss US$0.3 billion). The impairment of Onshore US Assets mainly reflected the Hawkville field’s geological complexity, product mix, acreage relinquishments and amended development plans, together with the impairment of goodwill associated with the Petrohawk acquisition. The acquisition of Petrohawk was made in 2011, prior to the establishment of the GMC in its present form. Accordingly, the impairment had not been taken into account directly for the determination of the FY2015 STI outcomes for the current GMC. However, the impairment and the diminution in the value of Petrohawk assets has directly contributed to a zero vesting outcome under the 2010 LTIP for participants, including the current CEO .

Section 4.4.7 for information on LTIP performance testing

Notwithstanding this, the Board and Committee considers that the CEO should bear a partial impact of the impairment of Onshore US Assets, and decided it was appropriate to reduce the CEO’s attributable profit FY2015 STI outcome by 7.5 per cent from 42.8 per cent to 39.6 per cent to reflect this.

Capital project management

Capital project management measures based on the cost and the schedule outcomes for major capital projects in execution are considered to be effective measures of the delivery of our project pipeline, and consistent with other companies in our sector. The cost KPI is adjusted for foreign exchange movements to ensure that it appropriately measures outcomes that are within the control and influence of the Group and its executives. Consistent with last year, the Committee also considers qualitative factors such as performance on Business level projects, post commissioning performance, capital expenditure efficiency, progress to plan of development projects, relative capital performance against competitors and variations to prior Board approvals.

Targets for FY2015

In respect of FY2015, the Board determined a target for cost of US$19.6 billion, after adjusting for foreign exchange movements, and a target for schedule of 41.5 months, which are weighted averages of the portfolio of major projects under development.

Performance for FY2015

The outcome of US$19.9 billion on cost was slightly behind the target, and the outcome on schedule of 45.4 months was between threshold and target. While the majority of major capital projects proceeded in accordance with approved targets, cost budgets were exceeded on certain projects in Petroleum and Potash and Copper, while favourable cost outcomes were observed in respect of certain other projects in Coal and Iron Ore. Negative impacts on schedule were observed on certain major capital projects in Petroleum and Potash, Coal and Iron Ore, while certain other projects progressed ahead of approved schedule in Coal and Copper. This year, performance overall on qualitative factors was assessed as being between target and stretch, with positive performance observed on progress to plan of development projects and relative performance against competitors.

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

Targets for FY2015

The CEO’s individual measures for FY2015 comprised a contribution to BHP Billiton’s overall performance and the management team, the delivery of projects and initiatives within the scope of the CEO role as set out by the Board, including portfolio optimisation and simplification, capital management, improvement in leadership capabilities and employee engagement throughout the Group, and GMC member development and succession.

Performance for FY2015

FY2015 represented the completion of the second full financial year in the role by the CEO. The CEO has contributed positively to the performance of the Company and the GMC, with significant productivity and capital expenditure improvements having been achieved during FY2015. In respect of portfolio optimisation, the successful demerger of South32 in May 2015 was a notable achievement. Accordingly, the Committee is of the view the CEO’s performance has been in excess of the targets for individual measures set at the commencement of the year, as set out above.

4.4.7    LTI performance outcomes

LTI vesting based on performance to June 2015

The five-year performance period for the 2010 LTI awards ended on 30 June 2015. The CEO’s 2010 LTI comprised 129,648 awards (inclusive of an uplift of 9,648 awards as a consequence of the demerger of South32), subject to achievement of the relative TSR performance conditions, and any discretion applied by the Remuneration Committee as described below.

Testing the performance condition

For the award to vest in full, BHP Billiton was required to deliver a TSR that exceeded the Peer Group TSR (for 67 per cent of the award) and the Index TSR (for 33 per cent of the award) by an average of 5.5 per cent per year for five years, being 30.7 per cent in total compounded over the five-year performance period from 1 July 2010 to 30 June 2015. TSR includes returns to BHP Billiton shareholders in the form of share price movements along with dividends paid and reinvested in BHP Billiton (including cash and in-specie dividends).

Section 4.3.3 for the description of Peer Group TSR and Index TSR

In relation to the LTI awards granted in 2010, BHP Billiton’s TSR performance was negative 15.2 per cent over the five-year period from 1 July 2010 to 30 June 2015. This is below the weighted median Peer Group TSR of negative 4.5 per cent and below the Index TSR of positive 78.6 per cent over the same period. This level of performance results in zero vesting for the 2010 LTIP awards, and accordingly all 129,648 of the CEO’s 2010 LTIP awards have lapsed. No compensation or DEP was paid in relation to the lapsed awards.

Section 4.4.8 for the 2010 LTIP peer group companies

The graph below shows BHP Billiton’s performance under the 2010 LTIP performance condition.

The graph below shows BHP Billiton’s comparative performance against the ASX 100 and the FTSE 100.

LTI vested during FY2015 based on performance to June 2014

As detailed in last year’s Remuneration Report, the five-year performance period for the 2009 LTIP ended on 30 June 2014. For awards to vest in full, BHP Billiton was required to deliver a TSR that exceeded the Peer Group TSR by an average of 5.5 per cent per year for five years, being 30.7 per cent in total compounded over the five-year performance period. The five-year TSR performance for BHP Billiton was 60.6 per cent and BHP Billiton’s TSR exceeded the weighted average TSR achieved by the comparator group by 17.8 per cent. This performance resulted in 58 per cent vesting of the 2009 LTIP award.

Section 4.3.3 for the definition of Peer Group TSR

Section 4.4.8 for the 2009 peer group companies

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

As described last year, and in accordance with its overarching discretion, the Committee considered the TSR outcome in the context of the Group’s performance over the five-year performance period for the 2009 LTIP and determined that the recorded TSR outcome was a fair reflection of performance.

Section 4.4.25 for a five-year history of BHP Billiton share prices and dividends

Section 4.4.5 for the number and value of vested LTI awards for the CEO

4.4.8    LTI allocated during FY2015

Following shareholder approval at the 2014 AGMs, an LTI award was granted to the CEO on 19 December 2014. The face value and fair value of the award are shown in the table below.

Number of LTI rights (1)	Face value US$ (‘000) (2)	Face value % of salary	Fair value US$ (‘000) (3)	Fair value % of salary	% of max (4)
208,879	6,800	400	2,788	164	82

(1)	The number of LTI rights is calculated by dividing the face value by the average closing share price over the 12 months immediately prior to the grant date (being A$36.01) using a US$/A$ exchange rate over the same 12-month period, and rounding down to the nearest number of rights. The number was subsequently uplifted by 15,980 to 224,859 to reflect the demerger of South32.

Section 4.4.19 for more information on the treatment of equity awards under the demerger

(2)	The face value of the award was determined as 400 per cent of Andrew Mackenzie’s base salary of US$1.700 million.

(3)	The fair value of the award is calculated by multiplying the face value of the award by the fair value factor of 41 per cent (for the current plan design, as determined by Kepler Associates).

(4)	The allocation is 82 per cent of the maximum award that may be provided under the LTIP rules. The maximum is a fair value of 200 per cent of base salary, or face value of 488 per cent of base salary, based on the fair value of 41 per cent for the current plan design (488% x 41% = 200%).

Terms of the LTI award

Section 4.3.3 for the terms of LTI that are set in the remuneration policy for the CEO

In addition to those LTI terms set in the remuneration policy for the CEO, the Remuneration Committee has determined:

•	The performance period will be 1 July 2014 to 30 June 2019.

•	An averaging period of six months will be used in the TSR calculations to account for short-term price fluctuations.

•

BHP Billiton’s performance relative to peers tends to be counter-cyclical. To provide a fair and balanced outcome, TSR relative to the weighted average TSR of sector peer companies selected by the Committee

(Peer Group TSR) will determine the vesting of 67 per cent of the award. TSR relative to the broad MSCI World index (Index TSR) will determine the vesting of the remaining 33 per cent of the award.

•	For the whole of either portion of the award to vest, BHP Billiton’s TSR must exceed the Peer Group TSR or the Index TSR (as applicable) by an average of 5.5 per cent per annum. This equates to exceeding average TSR over the five-year performance period by 30.7 per cent. Threshold vesting of each portion of the award occurs where BHP Billiton’s TSR equals the Peer Group TSR or Index TSR (as applicable).

•	Peer Group TSR is the weighted median TSR for the companies. Each company in the peer group is weighted by market capitalisation to ensure that it is represented appropriately within the TSR calculation. The maximum weighting for any one company is capped at 15 per cent and the minimum is set at one per cent, to reduce sensitivity to any single peer company.

The sector peer group companies for the FY2015 allocations in December 2014 are below, along with those for prior LTI grants.

	December 2009	December 2010 to 2012 (1)	December 2013 and 2014
Resources (75%)
Alcoa	●	●	●
Anglo American	●	●	●
Cameco	●	●	●
CONSOL Energy			●
Fortescue Metals			●
Freeport-McMoRan	●	●	●
Glencore (2)	●	●	●
MMC Norilsk Nickel	●	●	●
Peabody Energy	●	●	●
Rio Tinto	●	●	●
Southern Copper	●	●	●
Teck Resources	●	●	●
Vale	●	●	●

	December 2009	December 2010 to 2012 (1)	December 2013 and 2014
Oil and Gas (25%)
Anadarko Petroleum			●
Apache	●	●	●
BG Group	●	●	●
BP		●	●
Canadian Natural Res.			●
Chevron			●
ConocoPhillips			●
Devon Energy	●	●	●
EOG Resources			●
ExxonMobil		●	●
Occidental Petroleum			●
Royal Dutch Shell		●	●
Woodside Petroleum	●	●	●

(1)	In 2009 and 2010, the averaging period used in the TSR calculations to account for short-term price fluctuations was three months. This was extended to six months from the December 2011 grants.

(2)	Glencore Xstrata replaced Xstrata in the peer group for December 2009 to 2012 awards after the merger of Glencore and Xstrata in May 2013. Glencore Xstrata was renamed Glencore in May 2014.

4.4.9    CEO remuneration and returns to shareholders

Six-year CEO remuneration

The table below shows the total remuneration earned by Andrew Mackenzie and Marius Kloppers over the last six years, along with the proportion of maximum opportunity earned in relation to each type of incentive.

Section 4.4.5 for more detail on, and the methodology used to calculate, the single total figure of remuneration as used in this table

Financial year	FY2010	FY2011	FY2012	FY2013 (1)	FY2014	FY2015
Andrew Mackenzie
Total remuneration (single figure, US$’000)	–	–	–	2,468	7,988	4,582
STI (% of maximum)	–	–	–	47	77	57
LTI (% of maximum)	–	–	–	65	58	0
Marius Kloppers
Total remuneration (single figure, US$’000)	14,789	15,755	16,092	15,991	–	–
STI (% of maximum)	71	69	0	47	–	–
LTI (% of maximum)	100	100	100	65	–	–

(1)	As Mr Mackenzie assumed the role of CEO in May 2013, the FY2013 total remuneration shown relates only to the period 10 May to 30 June 2013. The FY2013 total remuneration for Mr Kloppers relates only to the period 1 July 2012 to 10 May 2013.

Six-year TSR

The graph below shows BHP Billiton’s TSR against the performance of relevant indices over the same six-year period. The indices shown in the graph were chosen as being broad market indices, which include companies of a comparable size and complexity to BHP Billiton.

4.4.10     Change in CEO’s remuneration in FY2015

The table below sets out the CEO’s base salary, benefits and STI amounts earned in respect of FY2015, with the percentage change from FY2014. The table also shows the average change in each element for current employees in Continuing operations during FY2015 in Australia (being approximately 17,000 employees). This has been chosen by the Committee as the most appropriate comparison, as the CEO is located in Australia.

		Base salary	Benefits	STI
CEO	$’000	1,700	145	2,312
	% change	0.0	57.6	(26.3)
Australian employees	% change (average)	1.2	(17.0)	(19.6)

4.4.11     Remuneration for the CEO in FY2016

The remuneration for the CEO in FY2016 will be provided in accordance with the remuneration policy approved by shareholders at the 2014 AGMs.

Section 4.3.3 for the remuneration policy for the CEO

Base salary increase in September 2015

Base salary is reviewed annually, and increases are applicable from 1 September. The CEO will not receive a base salary increase in September 2015 and it will remain unchanged at US$1.700 million per annum for FY2016.

FY2016 STI performance measures

STI awards will be determined and provided on the same basis as set out for FY2015, and the HSEC, attributable profit, capital project management and individual performance measures are unchanged. Given the importance the Remuneration Committee places on safety, the scorecard weighting attached to HSEC has been increased for FY2016 to 25 per cent from 20 per cent in FY2015. The capital project management weighting has been reduced to 10 per cent from 20 per cent reflecting a lower number and value of major capital projects in execution, and the individual performance component weighting has been increased to 25 per cent from 20 per cent. The attributable profit weighting is unchanged at 40 per cent.

Section 4.4.6 for a description of STI for FY2015, including the performance measures

The performance measures set out in the table below have been set by the Remuneration Committee for the CEO in FY2016.

Performance measure	Weighting	Target performance
HSEC	25%

•  Fatalities, environmental and community incidents: Nil fatalities and nil actual significant environmental and community incidents. Year-on-year improvement in trends for events with potential for such outcomes.

•  TRIF and occupational illness: Improved performance compared with FY2015 results, with severity and trends to be considered as a moderating influence on the overall HSEC assessment.

Performance measure	Weighting	Target performance

•  Risk management: For all material risks, Businesses to have all critical control designs and critical control assessment test plans reviewed by the material risk owner and recorded. Year-on-year improvement in trends for potential events associated with identified material risks.

•  Health, environment and community initiatives: All assets to achieve 100% of planned targets in respect of occupational exposure reduction, water and greenhouse gas, social investment, quality of life, community perceptions and community complaints.

Attributable profit (adjusted for commodity prices foreign exchange movements and exceptional items)	40%

•  For reasons of commercial sensitivity, the target for attributable profit will not be disclosed in advance; however, we plan to disclose targets and outcomes retrospectively. In the rare instances where this may not be prudent on grounds of commercial sensitivity, we will explain why and give an indication of when they will be disclosed.

Capital project management	10%

•  For reasons of commercial sensitivity, the targets for capital project management cost and schedule will not be disclosed in advance; however, we plan to disclose targets and outcomes retrospectively. In the rare instances where this may not be prudent on grounds of commercial sensitivity, we will explain why and give an indication of when they will be disclosed.

Individual performance	25%

•  The CEO’s individual measures for FY2016 comprise contribution to BHP Billiton’s overall performance and the management team, and the delivery of projects and initiatives within the scope of the CEO role as set out by the Board, including strategy implementation, consolidation of relationships with key stakeholders, improvement in leadership capabilities and employee engagement throughout the Group, delivery of productivity initiatives, and GMC member development and succession.

FY2016 LTI award

On the advice of the Committee, the Board has proposed an FY2016 LTI award for the CEO with a face value of US$6.800 million, being 400 per cent of the CEO’s base salary. Taking into account the performance condition as represented by the fair value factor of 41 per cent, the fair value of these awards is US$2.788 million.

The FY2016 LTI award will use the same performance and service conditions, vesting schedule and peer groups as the FY2015 LTI award except that Alcoa, Cameco and MMC Norilsk Nickel, have been removed from the sector peer group of companies primarily as a consequence of the South32 demerger and the capped maximum weighting for any one company has changed from 15 per cent to 20 per cent.

Section 4.4.8 for a description of LTI for FY2015

If approved by shareholders, this FY2016 LTI award will be granted following the AGMs (i.e. in or around December 2015). The number of awards will be notified to shareholders at the time that they are provided.

Remuneration outcomes for Non-executive Directors

The remuneration policy for the Non-executive Directors set out in the remuneration policy report also applied in FY2015, and the remuneration outcomes described below have therefore been provided in accordance with that same policy.

Section 4.3.9 for the remuneration policy for the Non-executive Directors

The maximum aggregate fees payable to Non-executive Directors (including the Chairman) were approved by shareholders at the 2008 AGMs at US$3.8 million per annum. This sum includes base fees, committee fees and pension contributions. Travel allowances and non-monetary benefits are not included in this limit.

4.4.12    Single total figure of remuneration

This section shows a single total figure of remuneration as prescribed under UK requirements. It is a measure of actual remuneration. As Non-executive Directors do not receive any equity awards as part of their remuneration, this table also meets the requirements of the Australian Corporations Act 2001 and relevant accounting standards.

US dollars (’000)	Financial year	Fees (1)	Benefits (2)	Pensions (3)	Total
Malcolm Brinded (4)	FY2015	198	77	–	275
	FY2014	42	15	–	57
Malcolm Broomhead	FY2015	230	47	13	290
	FY2014	230	75	12	317
John Buchanan	FY2015	254	41	–	295
	FY2014	263	84	–	347
Carlos Cordeiro	FY2015	198	110	–	308
	FY2014	198	103	–	301
David Crawford (5)	FY2015	90	27	5	122
	FY2014	230	69	12	311
Pat Davies	FY2015	211	91	–	302
	FY2014	198	88	–	286
Carolyn Hewson	FY2015	223	62	12	297
	FY2014	214	48	12	274
Lindsay Maxsted	FY2015	246	70	14	330
	FY2014	263	53	14	330
Wayne Murdy	FY2015	219	136	–	355
	FY2014	235	113	–	348
Jac Nasser	FY2015	1,100	108	–	1,208
	FY2014	1,100	114	–	1,214
Keith Rumble (5)	FY2015	177	103	–	280
	FY2014	198	129	–	327
John Schubert	FY2015	229	64	13	306
	FY2014	243	45	13	301
Shriti Vadera	FY2015	216	46	–	262
	FY2014	203	79	–	282

(1)	Fees include the annual base fee, plus additional fees as applicable for the Senior Independent Director, Committee Chairs and Committee memberships.

Section 4.4.13 for details of the fee structure for FY2014 and FY2015

(2)	The majority of the amounts disclosed for benefits are travel allowances for each Non-executive Director: amounts of between US$15,000 and US$105,000 (US$15,000 and US$112,000 for FY2014). In addition, amounts of between US$ nil and US$5,000 (US$ nil and US$5,000 for FY2014) are included in respect of tax return preparation; amounts of between US$ nil and US$26,000 (US$ nil and US$32,000 for FY2014) are included in respect of costs associated with spouse/partner attendance at a business meeting location; and amounts of between US$ nil and US$11,000 (US$ nil and US$19,000 for FY2014) are included in respect of reimbursement of the tax cost associated with the provision of taxable benefits.

(3)	BHP Billiton Limited made minimum superannuation contributions of 9.5 per cent of fees for FY2015 in accordance with Australian superannuation legislation(increased from 9.25 per cent of fees paid in FY2014).

(4)	The FY2014 remuneration for Malcolm Brinded relates to part of that year only, as he joined the Board on 15 April 2014.

(5)	The FY2015 remuneration for David Crawford and Keith Rumble relates to part of the year only, as they left the Board on 20 November 2014 and 22 May 2015, respectively.

4.4.13    Non-executive Directors’ remuneration in FY2016

In FY2016, the remuneration for the Non-executive Directors will be paid in accordance with the remuneration policy approved by shareholders at the 2014 AGMs.

Section 4.3.9 for the remuneration policy for the Non-executive Directors

Fees for the Non-executive Directors (other than the Chairman) are determined by the Chairman and the CEO. Fees for the Chairman are determined by the Board on the recommendation of the Remuneration Committee.

Fee levels for the Non-executive Directors and the Chairman, which are reviewed annually, have remained unchanged since 2011. The annual review includes benchmarking, with the assistance of external advisers, against peer companies. Based on the review conducted in June 2015:

•	the Board, with support from the Chairman, has decided to reduce the Chairman’s fee by approximately 13 per cent from US$1.100 million to US$0.960 million per annum, and

•	the Chairman and the CEO have decided to reduce the Non-executive Director base fee by approximately six per cent from US$0.170 million to US$0.160 million per annum

These reductions were considered appropriate in light of the challenging external environment and the benchmarking data for peer companies. The different percentage reduction for the Chairman compared with that for Non-executive Directors reflects the relevant benchmarks for those roles.

A decision was also taken to include mandatory superannuation contributions within the relevant base fee from 1 July 2015, which is more closely aligned to the practices of other companies. This has the effect of further reducing Non-executive Director remuneration for those Directors who receive Australian superannuation contributions. For those Directors, this results in an average reduction of approximately 12 per cent in the aggregate of their base fees and superannuation contributions.

The table below sets out the fee levels for FY2016, and the changes in fee levels since FY2011.

Levels of fees and travel allowances for Non-executive Directors (in US dollars)	From 1 July 2011	From 1 July 2012	From 1 July 2013	From 1 July 2014	From 1 July 2015
Base annual fee	170,000	170,000	170,000	170,000	160,000

Plus additional fees for:
Senior Independent Director of BHP Billiton Plc	48, 000	48,000	48,000	48,000	48,000

Committee Chair:
Risk and Audit	60,000	60,000	60,000	60,000	60,000
Finance (1)	–	60,000	60,000	60,000	–
Remuneration	45,000	45,000	45,000	45,000	45,000
Sustainability	45,000	45,000	45,000	45,000	45,000
Nomination	No additional fees	No additional fees	No additional fees	No additional fees	No additional fees

Committee membership:
Risk and Audit	32,500	32,500	32,500	32,500	32,500
Finance (1)	–	32,500	32,500	32,500	–
Remuneration	27,500	27,500	27,500	27,500	27,500
Sustainability	27,500	27,500	27,500	27,500	27,500
Nomination	No additional fees	No additional fees	No additional fees	No additional fees	No additional fees

Travel allowance: (2)
Greater than 3 but less than 10 hours	7,000	7,000	7,000	7,000	7,000
10 hours or more	15,000	15,000	15,000	15,000	15,000

Chairman’s fee	1,100,000	1,100,000	1,100,000	1,100,000	960,000

(1)	The Finance Committee existed from 23 April 2012 to 31 December 2014, and fees were paid in respect of this period. The fees shown in the table above are annualised.

(2)	In relation to travel for Board business, the time thresholds relate to the flight time to travel to the meeting location (i.e. one way flight time).

Remuneration for members of the GMC (other than the CEO)

The information in this section contains details of the remuneration policy that guided the Remuneration Committee’s decisions and resulted in the remuneration outcomes for members of the GMC, other than the CEO (or any other Executive Directors should any be appointed in future).

Section 4.2.1 for members of the GMC

The remuneration policy and structures for the members of the GMC are essentially the same as those already described for the CEO in previous sections of the Remuneration Report. Where this is the case, to avoid repetition, this section of the Report cross-references that prior content.

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

Section 4.3.1 and 4.3.2 for overarching principles and purpose of remuneration at BHP Billiton

The Committee considers the appropriate total remuneration for each member of the GMC by examining the remuneration provided to comparable roles in organisations of similar global complexity, size, reach and industry.

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

Section 4.4.1 for more information on services provided by Kepler Associates

From this market comparison, the Committee determines the appropriate remuneration for each individual, taking into account their responsibilities, location, skills, qualifications, experience and performance within the Group. In doing so, the Committee recognises that levels of remuneration should be sufficient to attract, motivate and retain high-quality, experienced executives, but also that the Group should avoid paying more than is necessary for this purpose.

4.4.15    Components of remuneration

The components of remuneration for members of the GMC are the same as the CEO, with any differences described below.

Section 4.3.3 for the components of CEO remuneration (including how remuneration links to strategy, how each component operates and how performance is assessed)

Fixed remuneration

As for the CEO, the other members of the GMC receive:

•	A competitive base salary that is appropriate to the role and attracts and retains high-quality executives.

•	Pension contributions to a maximum of 25 per cent of base salary.

•	Relocation allowance and other benefits as determined by the Remuneration Committee, and of a similar nature to those received by the CEO, or as otherwise determined by local policy or practice in the location where the GMC member is located.

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

The performance measures for members of the GMC are similar to those of the CEO, as determined by the Committee. However, the weighting of each performance measure will vary to reflect the focus required from each GMC role. In particular, there are different weightings for GMC members with specific Business responsibilities. The relevant performance measures and weightings and the performance outcomes for FY2015

(as assessed by the Committee) are set out in the diagram below. The individual STI outcome for each GMC member has been determined with reference to the time spent in relevant roles during FY2015.

Section 4.4.6 for a comparable table of performance measures and outcomes for the CEO

Section 4.4.19 for details of the STI amount provided to each member of the GMC for FY2015 performance

The description of the STI outcomes for the CEO explains the FY2015 performance outcomes against targets for HSEC, attributable profit, EBIT and capital project management. This includes the material variations from target performance for BHP Billiton and for its separate Businesses, which correspond to the business outcomes shown in the diagram below.

Individual measures are determined at the commencement of the financial year. These comprise each individual’s contribution to the GMC, delivery against projects and initiatives within the scope of his or her role, and his or her contribution to the overall performance of the Group. Personal performance of GMC members was reviewed against these measures by the Committee and, on average, was considered on target.

LTI

Members of the GMC receive LTI awards under the LTIP, which are made on the same basis and with the same performance hurdles and vesting conditions as those provided to the CEO.

LTI awards granted to members of the GMC generally have a maximum face value of 350 per cent of base salary, which is a fair value of 143.5 per cent of base salary under the current plan design (with an expected value of 41 per cent, taking into account the performance condition: 350% x 41% = 143.5%). The exception is for Tony Cudmore, Jane McAloon and Athalie Williams, for whom the maximum face value is 300 per cent of base salary (or a fair value of 123.0 per cent of base salary).

Section 4.3.3 for details of the LTIP, including the relative TSR performance condition, and the level of performance required for vesting (including terms in relation to malus and clawback)

Section 4.3.8 for the terms of LTI awards on cessation of employment

Section 4.4.7 for details of the performance outcomes for the 2010 LTIP

Section 4.4.21 for details of LTI awards that vested during FY2015

Transitional GMC awards

Transitional GMC awards are granted to new GMC members recruited from within BHP Billiton to bridge the gap created by the different timeframes of BHP Billiton’s long-term incentive program for GMC members (LTIP) and for senior management (MAP).

Section 4.4.22 for more information on Transitional GMC awards, the circumstances in which they may be provided, and the applicable performance conditions

Mike Henry was holding 21,533 Transitional GMC awards with a service condition to 30 June 2015. As the service condition was satisfied, a performance assessment for the period 1 July 2012 to 30 June 2015 has been made by the Committee. The Committee has absolute discretion to determine if the performance condition has been met and whether any, all or part of the award will vest (or otherwise lapse), having regard to (but not limited to) BHP Billiton’s TSR over the relevant performance period (respectively), the participant’s contribution to Group outcomes and the participant’s personal performance (with guidance on this assessment from the CEO).

The Committee considered that since mid-2012 our TSR performance has matched our peers, and that Group performance over FY2013 to FY2015 (to which Mr Henry contributed effectively) has been positive across a range of factors within management’s control, most notably production, costs and capital expenditure across all years and safety performance in FY2014, offset by the five fatalities in FY2015. In addition, the CEO considered Mr Henry had performed well in his role as President HSE, Marketing and Technology until 31 December 2014, and has commenced well in his role as President Coal since 1 January 2015.

As such, and given the service condition had been satisfied, the Committee decided that a vesting outcome of 83 per cent was appropriate (against a target of 80 per cent, with a maximum of 100 per cent and a minimum of zero). Accordingly, 17,872 of the 21,533 Transitional GMC awards held by Mr Henry with a service condition to 30 June 2015 vested on 27 August 2015 and the remainder lapsed.

Shareplus all-employee share purchase plan

Like the CEO, other members of the GMC are also eligible to participate in Shareplus. For administrative simplicity in regard to stock exchange dealings and announcements, other members of the GMC do not currently participate in Shareplus.

Section 4.4.26 for information about Shareplus and the holdings of GMC members

Equity awards provided for pre-GMC service

Members of the GMC who were promoted from executive roles within BHP Billiton hold GSTIP and MAP awards that were granted to them in respect of their service in non-GMC roles.

Section 4.4.23 and 4.4.24 for details on these awards, including those which have vested during FY2015

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

(1)	Base salary earned by each member of the GMC is set out in section 4.4.19 of this Annual Report.

(2)	As for the CEO, the minimum STI award is zero, with an award of 80 per cent of base salary in cash and 80 per cent in deferred equity for target performance, and a maximum award of 120 per cent cash and 120 per cent deferred equity for exceptional performance against KPIs.

Section 4.4.19 for actual cash STI awards for FY2015 performance, which are shown in the annual cash incentive column of the table

(3)	Other members of GMC have a maximum LTI award with a face value of 350 per cent of base salary as shown in the chart, with the exception of Tony Cudmore, Jane McAloon and Athalie Williams, who each have a maximum LTI award with a face value of 300 per cent of base salary.

Section 4.4.21 for actual LTI awards for FY2015, which were granted on 19 December 2014

4.4.17    Employment contracts

The terms of employment for other members of the GMC are formalised in employment contracts, which have no fixed term. They typically outline the components of remuneration paid to the individual, but do not prescribe how remuneration levels are to be modified from year-to-year. A GMC employment contract may be terminated by BHP Billiton on six months’ notice for all new GMC appointees since March 2014, or up to 12 months’ notice for all other GMC appointees. BHP Billiton can terminate a contract immediately by making a payment of up to 12 months’ base salary plus pension contributions for the relevant period. The GMC member must give six months’ notice for voluntary resignation.

Section 4.2.1 for members of the GMC (including the date they commenced in their role if during the current financial year)

4.4.18    Arrangements for GMC members leaving the Group during and after FY2015 (not previously reported)

The arrangements for GMC members leaving the Group are within the approval provided by shareholders at the 2014 AGMs in regard to Australian termination benefits legislation, including the provision of performance-based remuneration in accordance with the rules of the relevant incentive plans. The arrangements for Graham Kerr and Mike Fraser are in accordance with relevant transaction documentation in relation to the demerger of South32. The FY2014 Remuneration Report contained details of the arrangements for Karen Wood on her retirement from the Group in August 2014.

Graham Kerr

Graham Kerr stepped down from his role as Chief Financial Officer on the GMC effective 30 September 2014 as a result of the South32 demerger proposed at the time, and exited BHP Billiton on 24 May 2015 as a result of Mr Kerr becoming Chief Executive Officer of South32. Mr Kerr received base salary, pension contributions, STI and applicable benefits up to the date of his exit from BHP Billiton. He received no payments in lieu of notice upon exit, but has been paid, or will receive in the future, the value of pension and superannuation funds that he has accumulated during his service with the Group. His statutory leave entitlements transferred to South32.

Upon Mr Kerr’s exit, the unvested deferred shares allocated to him in respect of the FY2013 GIS award vested to him in full. As a result of the South32 demerger and following approval of the Remuneration Committee, Mr Kerr’s FY2013 GMC Transitional Awards, 2012 LTIP and 2013 LTIP lapsed in full, effective 24 May 2015. South32 has replaced these awards with new awards over South32 shares that have similar terms and conditions as the original awards.

Mike Fraser

Mike Fraser stepped down from his role as President, Human Resources on the GMC effective 31 December 2014 as a result of the South32 demerger proposed at the time, and exited BHP Billiton on 24 May 2015 as a result of Mr Fraser becoming President and Chief Operating Officer Africa of South32. Mr Fraser received base salary, pension contributions, STI and applicable benefits up to the date of his exit from BHP Billiton. He received no payments in lieu of notice upon exit, but will receive in the future the value of pension and superannuation funds that he has accumulated during his service with the Group. His statutory leave entitlements transferred to South32.

Upon Mr Fraser’s exit, the unvested deferred shares allocated to him in respect of the FY2013 GSTIP and FY2013 MAP award vested to him in full. As a result of the South32 demerger and following approval from the Remuneration Committee, Mr Fraser’s FY2014 GMC Transitional Awards and 2013 LTIP lapsed in full, effective 24 May 2015. South32 has replaced these awards with new awards over South32 shares that have similar terms and conditions as the original awards.

Jane McAloon

Jane McAloon retired from her role as President, Governance and Group Company Secretary on the GMC on 31 May 2015 and from BHP Billiton on 1 July 2015. Ms McAloon received base salary, pension contributions, STI and applicable benefits up to the date of her retirement. She received no payments in lieu of notice upon retirement, but will receive in the future the value of pension and superannuation funds that she has accumulated during her service with the Group. She was paid the value of her statutory leave entitlements. When determining the STI awards for GMC members, the Remuneration Committee resolved that Ms McAloon would receive a FY2015 short-term incentive award in the form of cash, which was assessed by the Committee, based on her performance. No deferral period will apply in respect of this cash STI award.

Upon Ms McAloon’s retirement, the unvested awards allocated to her in respect of the FY2013 GIS, FY2013 GSTIP and FY2013 MAP vested to her in full and those in respect of the FY2014 STIP will remain on foot and will not vest until August 2016. In accordance with the Group’s usual practice, Ms McAloon’s unvested LTIP awards and Transitional GMC awards were pro-rated, to reflect the percentage of the performance period that had elapsed to 1 July 2015. The vesting of the retained pro-rated awards will be determined by the Committee at the relevant time in future years. The LTIP awards will only vest if the performance condition is met at the end of each five-year performance period, subject to the Committee’s ability to reduce vesting through its discretion under the plan rules.

Other statutory disclosures

This section provides details of any additional statutory disclosures required by Australian or UK regulations that have not been included in the previous sections of the Remuneration Report.

4.4.19    GMC remuneration table

The table below has been prepared in accordance with relevant accounting standards. Where applicable, remuneration data for members of the GMC are pro-rated for the periods of FY2014 and FY2015 that they served as a member of the GMC. Athalie Williams joined the GMC during FY2015 and there is no relevant FY2014 comparison. Mike Fraser, Graham Kerr, Jane McAloon and Karen Wood left the GMC during FY2015.

More information on the policy and operation of each element of remuneration is provided in prior sections of this Report.

Share-based payments

The figures included in the shaded columns of the statutory table below for share-based payments were not actually provided to the KMP during FY2014 or FY2015. These amounts are calculated in accordance with accounting standards and are the amortised IFRS fair values of equity and equity-related instruments that have been granted to the executives, either in relation to FY2014 and FY2015 performance or that of prior financial years. Please refer to sections 4.4.20 to 4.4.26 of this Annual Report for information on awards allocated during FY2014 and FY2015. A further explanation of the share-based payments terms used in the table is provided following the table and its associated footnotes.

		Short-term benefits				Post- Employment Benefits	Share-based payments		Total
US dollars (’000)	Financial year	Base salary (1)	Annual cash incentive (2)	Non- monetary benefits (3)	Other benefits (4)	Retirement benefits (5)	Value of STI and Shareplus awards (2)(6)	Value of LTI awards (7)
Executive Directors
Andrew Mackenzie	FY2015	1,700	1,156	145	–	425	1,163	2,345	6,934
	FY2014	1,700	1,568	92	–	425	992	2,346	7,123
Other GMC Members
Peter Beaven	FY2015	1,000	680	32	700	250	667	1,259	4,588
	FY2014	1,000	850	17	–	250	588	1,342	4,047
Tony Cudmore	FY2015	750	552	–	–	188	269	312	2,071
	FY2014	247	223	–	–	62	30	22	584
Tim Cutt	FY2015	1,000	816	5	–	250	787	1,187	4,045
	FY2014	1,000	867	12	550	250	525	1,173	4,377
Dean Dalla Valle	FY2015	1,000	680	–	58	250	657	1,187	3,832
	FY2014	1,000	936	–	–	250	565	1,173	3,924
Mike Fraser	FY2015	428	290	9	–	107	242	302	1,378
	FY2014	717	656	13	–	179	284	604	2,453
Geoff Healy	FY2015	1,000	816	44	–	250	555	651	3,316
	FY2014	1,000	914	29	–	250	294	271	2,758
Mike Henry	FY2015	1,100	757	16	58	275	830	1,362	4,398
	FY2014	1,083	1,015	20	–	271	816	1,365	4,570
Graham Kerr	FY2015	277	211	21	–	69	230	244	1,052

		Short-term benefits				Post- Employment Benefits	Share-based payments		Total
US dollars (’000)	Financial year	Base salary (1)	Annual cash incentive (2)	Non- monetary benefits (3)	Other benefits (4)	Retirement benefits (5)	Value of STI and Shareplus awards (2)(6)	Value of LTI awards (7)
	FY2014	1,083	1,006	68	–	271	828	1,383	4,639
Jane McAloon	FY2015	688	523	–	–	172	1,002	732	3,117
	FY2014	750	686	–	–	188	402	796	2,822
Daniel Malchuk	FY2015	1,000	680	33	–	250	589	1,057	3,609
	FY2014	871	797	29	–	218	441	817	3,173
Athalie Williams	FY2015	372	294	–	580	93	57	104	1,500
Jimmy Wilson	FY2015	1,000	816	–	–	250	739	1,259	4,064
	FY2014	1,000	951	–	–	250	647	1,342	4,190
Karen Wood	FY2015	140	–	–	665	35	814	182	1,836
	FY2014	1,000	922	–	–	250	711	1,542	4,425

(1)	Base salaries shown in this table reflect the amounts paid over the 12-month period from 1 July 2014 to 30 June 2015 (or for the relevant period that they were KMP, as set out above the table). No changes to salaries occurred during FY2015 except for Athalie Williams who was appointed to the GMC during the year on a base salary of US$0.750 million.

Section 4.3.3 and 4.4.15 for base salary policy and operation

(2)	Annual cash incentive is the cash portion of STI awards earned in respect of performance during each financial year (or for the relevant period that they were KMP, as set out above the table). For Mike Fraser and Graham Kerr, South32 have assumed the obligation to deliver the whole of FY2015 STI.

Section 4.3.3, 4.4.6 and 4.4.15 for STI policy and operation and FY2015 STI outcomes

STI is provided half in cash and half in deferred equity (which are included in the share-based payments columns of the table). The minimum possible value awarded to each individual is nil. The maximum STI is 240 per cent of base salary (120 per cent in cash and 120 per cent in deferred equity). For FY2015, GMC members earned the following STI awards as a percentage of the maximum (the remaining portion has not been earned (i.e. has been ‘forfeited’)): Andrew Mackenzie 57 per cent, Peter Beaven 57 per cent, Tony Cudmore 61 per cent, Tim Cutt 68 per cent, Dean Dalla Valle 57 per cent, Mike Fraser 57 per cent, Geoff Healy 68 per cent, Mike Henry 57 per cent, Graham Kerr 63 per cent, Jane McAloon 63 per cent, Daniel Malchuk 57 per cent, Jimmy Wilson 68 per cent, and Athalie Williams 65 per cent. Karen Wood was not eligible to receive an STI award in FY2015 due to the timing of her departure from the Company.

(3)	Non-monetary benefits are non-pensionable and include such items as health and other insurances and fees for tax return preparation (if required in multiple jurisdictions). This item also includes the cost of domestic flights for Geoff Healey and for Graham Kerr as part of approved commuting arrangements, and travel for Mrs Mackenzie to accompany the CEO on business-related travel.

(4)	Other benefits are non-pensionable and included one-off relocation allowances (with no trailing entitlements) provided to Tim Cutt in FY2014 and to Peter Beaven and Athalie Williams in FY2015 in regard to their international relocations, and to Dean Dalla Valle and Mike Henry in FY2015 in regard to their domestic relocations. The amount shown as Other benefits for Karen Wood is the value of statutory annual leave and long service leave entitlements paid at the time of her retirement.

(5)	Retirement benefits are 25 per cent of base salary for each GMC member.

(6)	The value of STI awards includes the estimated IFRS fair value of STI awards provided as deferred equity or cash-settled share-based payments under the GIS, GSTIP and STIP. Awards may be paid in the form of cash where the individual ceases employment prior to the scheduled allocation date of the STI awards (in December 2015 for FY2015 awards). These share-based payments may also be forfeited after allocation in specific circumstances as described in section 4.3.8 and therefore, the minimum possible value of the awards is nil. The maximum possible value cannot be determined as it depends on future share price movements, but is estimated by the IFRS fair value used for accounting purposes in this table.

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

The value of Shareplus awards includes the estimated IFRS fair value of rights to Matched Shares acquired during each share purchase period under the Shareplus program. These rights are acquired on each of the quarterly share purchase dates under the program (grant dates), and the IFRS fair value is apportioned to annual remuneration based on the future service period required for the Matched Shares to be allocated (i.e. the vesting date of the rights). Where entitlements to the Matched Shares are accelerated on leaving the Group, the expected future service period is amended.

Section 4.4.20, 4.4.23 and 4.4.26 for the actual numbers of awards allocated to and held by members of the GMC

(7)	The value of LTI awards includes the estimated IFRS fair value of awards provided under the LTIP, MAP and as Transitional GMC awards which are defined as equity-settled share-based payments. These share-based payments may also be forfeited after allocation in specific circumstances as described in section 4.3.8 and therefore the minimum possible value of the awards is nil. The maximum possible value cannot be determined as it depends on future share price movements, but is estimated by the IFRS fair value used for accounting purposes in this table.

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

Section 4.4.21, 4.4.22 and 4.4.24 for the actual numbers of awards allocated to and held by members of the GMC

This column also includes an amount allocated to remuneration in FY2014 and in FY2015 in respect of awards received by Mr Mackenzie on commencement of employment with BHP Billiton, which vested during FY2013. The final value of the awards will be determined at the time that Mr Mackenzie chooses to redeem the award, and this column will incorporate an annual true-up amount until that time. Full details of the award and the relevant terms and conditions were provided in the FY2013 Annual Report.

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

Dividend Equivalent Payments

The awards are not ordinary shares and do not carry entitlements to ordinary dividends or other shareholder rights. Dividends are not received by the executives during the vesting period. For awards provided under the GIS, STIP and LTIP, a DEP is provided to cover dividends that would have been payable on ordinary BHP Billiton shares over the period from the allocation date to the time that the holder receives ordinary shares in BHP Billiton in respect of the award (on vesting or on exercise). A DEP is only provided in relation to awards that have vested upon satisfaction of the relevant conditions. This payment is not made in relation to any securities that are forfeited or lapse.

Impact of the demerger of South32 on BHP Billiton employee equity plans

The Board and Remuneration Committee gave careful consideration as to how the demerger would affect employees who participated in these plans at the time of the demerger. The Board considered it important that any changes to these plans as a result of the demerger were fair to shareholders and at the same time ensured that employees continued to be appropriately treated.

The treatment of a GMC member’s unvested awards at the time of the demerger is that the numbers of unvested awards under the STIP, GIS, LTIP, MAP and GSTIP and those provided as Transitional GMC awards were adjusted to reflect the reduction in the value of BHP Billiton after South32 demerged. In relation to unvested awards under Shareplus, the GMC members received no adjustment in the number of their previously accumulated holdings.

The new number of unvested awards for each GMC member under the STIP, GIS, LTIP, MAP, GSTIP and those provided as Transitional GMC awards equals the number of awards held before the demerger multiplied by ((BHP Billiton five-day VWAP plus South32 five-day VWAP) divided by BHP Billiton five-day VWAP).

Prices were based on the first five trading days following South32’s listing on the relevant exchanges on 18 May 2015. The value of the calculation, the Uplift factor, on each exchange is 1.0765 (ASX), 1.0804 (LSE) and 1.0792 (JSE).

The additional awards are represented in the column headed ‘Uplift’ in the following tables.

Equity awards provided for GMC service

4.4.20    STI awards under the STIP and GIS

Awards under the GIS will not deliver any value to the holder for at least two years from the beginning of the financial year in which they are granted (unless the executive’s employment with the Group ends earlier in specific circumstances, such as on death, serious injury, disability or illness, retirement with the agreement of BHP Billiton and redundancy/retrenchment).

In 2013 a new STIP was approved which applied from FY2014. Awards were allocated under the STIP in December 2014. The terms and conditions of the new STIP are largely the same as those of the GIS.

Name	Date of grant (1)	Option Exercise price payable (2)	At 1 July 2014	Granted	Uplift	Vested	Lapsed	Exercised	At 30 June 2015	Award vesting date (3)	Market price on date of grant (4)	Market price on date of vesting (5)	Market price on date of exercise (6)	Aggregate gain on awards (’000) (6)	DEP on awards (’000) (7)
Andrew Mackenzie	19-Dec-2014	–	–	68,301	5,226	–	–	–	73,527	Aug 2016	A$28.98	–	–	–	–
	18-Dec-2013	–	28,157	–	2,155	–	–	–	30,312	Aug 2015	A$35.79	–	–	–	–
	05-Dec-2012	–	20,023	–	–	20,023	–	20,023	–	20-Aug-2014	£19.98	£19.65	£19.52	£391	US$46
	06-Dec-2010	£23.71	30,389	–	–	–	–	–	30,389	02-Oct-2012	£24.40	£19.45	–	–	–

			78,569	68,301	7,381	20,023	–	20,023	134,228

Peter Beaven	19-Dec-2014	–	–	37,006	2,831	–	–	–	39,837	Aug 2016	A$28.98	–	–	–	–
	18-Dec-2013	–	2,423	–	186	–	–	–	2,609	Aug 2015	A$35.79	–	–	–	–

			2,423	37,006	3,017	–	–	–	42,446

Tony Cudmore	19-Dec-2014	–	–	9,734	745	–	–	–	10,479	Aug 2016	A$28.98	–	–	–	–

			–	9,734	745	–	–	–	10,479

Tim Cutt	19-Dec-2014	–	–	37,772	2,890	–	–	–	40,662	Aug 2016	A$28.98	–	–	–	–

			–	37,772	2,890	–	–	–	40,662

Dean Dalla Valle	19-Dec-2014	–	–	40,769	3,119	–	–	–	43,888	Aug 2016	A$28.98	–	–	–	–
	18-Dec-2013	–	1,895	–	145	–	–	–	2,040	Aug 2015	A$35.79	–	–	–	–

			1,895	40,769	3,264	–	–	–	45,928

Geoff Healy	19-Dec-2014	–	–	39,828	3,047	–	–	–	42,875	Aug 2016	A$28.98	–	–	–	–

			–	39,828	3,047	–	–	–	42,875

Mike Henry	19-Dec-2014	–	–	44,194	3,381	–	–	–	47,575	Aug 2016	A$28.98	–	–	–	–
	18-Dec-2013	–	25,594	–	1,958	–	–	–	27,552	Aug 2015	A$35.79	–	–	–	–
	05-Dec-2012	–	15,058	–	–	15,058	–	15,058	–	20-Aug-2014	£19.98	£19.65	£19.52	£294	US$35

			40,652	44,194	5,339	15,058	–	15,058	75,127

Graham Kerr (8)	18-Dec-2013	–	28,101	–	–	–	–	–	28,101	Aug 2015	A$35.79	–	–	–	–
	05-Dec-2012	–	13,230	–	–	13,230	–	13,230	–	20-Aug-2014	A$34.29	A$38.13	A$38.34	A$507	US$31

			41,331	–	–	13,230	–	13,230	28,101

Jane McAloon (8)	19-Dec-2014	–	–	29,871	2,286	–	–	–	32,157	Aug 2016	A$28.98	–	–	–	–
	18-Dec-2013	–	1,270	–	98	–	–	–	1,368	Aug 2015	A$35.79	–	–	–	–

			1,270	29,871	2,384	–	–	–	33,525

Daniel Malchuk	19-Dec-2014	–	–	34,735	2,658	–	–	–	37,393	Aug 2016	A$28.98	–	–	–	–
	18-Dec-2013	–	1,598	–	123	–	–	–	1,721	Aug 2015	A$35.79	–	–	–	–

			1,598	34,735	2,781	–	–	–	39,114

Name	Date of grant (1)	Option Exercise price payable (2)	At 1 July 2014	Granted	Uplift	Vested	Lapsed	Exercised	At 30 June 2015	Award vesting date (3)	Market price on date of grant (4)	Market price on date of vesting (5)	Market price on date of exercise (6)	Aggregate gain on awards (’000) (6)	DEP on awards (’000) (7)
Jimmy Wilson	19-Dec-2014	–	–	41,431	3,170	–	–	–	44,601	Aug 2016	A$28.98	–	–	–	–
	18-Dec-2013	–	2,360	–	181	–	–	–	2,541	Aug 2015	A$35.79	–	–	–	–

			2,360	41,431	3,351	–	–	–	47,142

Karen Wood (8)	18-Dec-2013	–	23,231	–	–	23,231	–	23,231	–	20-Aug-2014	A$35.79	A$38.13	A$38.34	A$886	US$27
	05-Dec-2012	–	15,685	–	–	15,685	–	15,685	–	20-Aug-2014	A$34.29	A$38.13	A$38.34	A$601	US$36

			38,916	–	–	38,916	–	38,916	–

(1)	From December 2014 all awards are made under the STIP. Awards made December 2013 and prior were made under the GIS.

(2)	Under the GIS, each employee could nominate to receive a portion of their award in the form of options with a market-based exercise price. Where an individual has made this choice, the option exercise price payable is shown. The exercise price is determined by the weighted average price at which BHP Billiton shares were traded over the one week up to and including the date of grant. A greater number of options were allocated if an individual chose this alternative (as opposed to choosing awards with no exercise price).

(3)	Awards will vest on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June of the second financial year after allocation, if the conditions for vesting are met (including the relevant service conditions). The estimated vesting month is shown in the table. The expiry date of awards is the day prior to the third anniversary of that vesting date.

(4)	The market price shown for grants made in FY2015 is the closing price of BHP Billiton shares on 19 December 2014. No price is payable by the individual for acquiring the award at the time of grant. The grant date IFRS fair value of the awards is estimated as at the start of the vesting period, being 1 July 2014, and was A$33.60.

(5)	The awards granted under the GIS in December 2012 became fully vested on 20 August 2014 as the service conditions were met. The price shown is the closing price of BHP Billiton shares on that date.

(6)	The market price shown (and used for calculating the aggregate gain of the total award) is the closing price of BHP Billiton shares on the date that the individual exercised their award.

(7)	The amounts shown in this column are the value of the DEP paid on the awards.

(8)	Awards shown as held by Graham Kerr, Jane McAloon and Karen Wood at 30 June 2015 are their balances held at the date they ceased to be KMP. The subsequent treatment of their awards is set out in section 4.4.18 of the FY2014 or FY2015 report as applicable.

4.4.21    LTI awards under the LTIP

Awards under the LTIP will not deliver any value to the holder for at least five years from the beginning of the financial year in which they are granted (unless the executive’s employment with the Group ends earlier in specific circumstances, such as on death, serious injury, disability or illness).

A new LTIP was approved by shareholders at the 2013 AGMs and was effective for grants from December 2013. The terms and conditions of the new LTIP, including the performance conditions, are described in sections 4.3.3 and 4.3.8 of this Report and are largely the same as the former LTIP. The rules are available on the BHP Billiton website.

Name	Date of grant	At 1 July 2014	Granted	Uplift	Vested	Lapsed	Exercised	At 30 June 2015	Award vesting date (1)	Market price on date of grant (2)	Market price on date of vesting (3)	Market price on date of exercise (4)	Aggregate gain on awards (’000) (4)	DEP on awards (’000) (5)
Andrew Mackenzie	19-Dec-2014	–	208,879	15,980	–	–	–	224,859	Aug 2019	A$28.98	–	–	–	–
	18-Dec-2013	198,514	–	15,187	–	–	–	213,701	Aug 2018	A$35.79	–	–	–	–
	05-Dec-2012	140,326	–	11,283	–	–	–	151,609	Aug 2017	£19.98	–	–	–	–
	05-Dec-2011	146,510	–	11,780	–	–	–	158,290	Aug 2016	£20.12	–	–	–	–
	06-Dec-2010	120,000	–	9,648	–	–	–	129,648	Aug 2015	£24.40	–	–	–	–
	16-Dec-2009	120,000	–	–	69,600	50,400	69,600	–	20-Aug-2014	£19.06	£19.65	£19.52	£1,377.00	US$359

		725,350	208,879	63,878	69,600	50,400	69,600	878,107

Peter Beaven	19-Dec-2014	–	107,511	8,225	–	–	–	115,736	Aug 2019	A$28.98	–	–	–	–
	18-Dec-2013	102,176	–	7,817	–	–	–	109,993	Aug 2018	A$35.79	–	–	–	–

		102,176	107,511	16,042	–	–	–	225,729

Tony Cudmore	19-Dec-2014	–	69,114	5,288	–	–	–	74,402	Aug 2019	A$28.98	–	–	–	–
	03-Mar-2014	22,273	–	1,704	–	–	–	23,977	Aug 2018	A$37.40	–	–	–	–

		22,273	69,114	6,992	–	–	–	98,379

Tim Cutt	19-Dec-2014	–	107,511	8,225	–	–	–	115,736	Aug 2019	A$28.98	–	–	–	–
	18-Dec-2013	102,176	–	7,817	–	–	–	109,993	Aug 2018	A$35.79	–	–	–	–

		102,176	107,511	16,042	–	–	–	225,729

Dean Dalla Valle	19-Dec-2014	–	107,511	8,225	–	–	–	115,736	Aug 2019	A$28.98	–	–	–	–
	18-Dec-2013	102,176	–	7,817	–	–	–	109,993	Aug 2018	A$35.79	–	–	–	–

		102,176	107,511	16,042	–	–	–	225,729

Mike Fraser (6)	18-Dec-2013	86,850	–	–	–	–	–	86,850	Aug 2018	A$35.79	–	–	–	–

		86,850	–	–	–	–	–	86,850

Geoff Healy	19-Dec-2014	–	107,511	8,225	–	–	–	115,736	Aug 2019	A$28.98	–	–	–	–
	18-Dec-2013	102,176	–	7,817	–	–	–	109,993	Aug 2018	A$35.79	–	–	–	–

		102,176	107,511	16,042	–	–	–	225,729

Name	Date of grant	At 1 July 2014	Granted	Uplift	Vested	Lapsed	Exercised	At 30 June 2015	Award vesting date (1)	Market price on date of grant (2)	Market price on date of vesting (3)	Market price on date of exercise (4)	Aggregate gain on awards (’000) (4)	DEP on awards (’000) (5)
Mike Henry	19-Dec-2014	–	118,262	9,048	–	–	–	127,310	Aug 2019	A$28.98	–	–	–	–
	18-Dec-2013	112,394	–	8,599	–	–	–	120,993	Aug 2018	A$35.79	–	–	–	–
	05-Dec-2012	121,179	–	9,743	–	–	–	130,922	Aug 2017	£19.98	–	–	–	–

		233,573	118,262	27,390	–	–	–	379,225

Graham Kerr (6)	18-Dec-2013	112,394	–	–	–	–	–	112,394	Aug 2018	A$35.79	–	–	–	–
	05-Dec-2012	108,939	–	–	–	–	–	108,939	Aug 2017	A$34.29	–	–	–	–

		221,333	–	–	–	–	–	221,333

Daniel Malchuk	19-Dec-2014	–	107,511	8,225	–	–	–	115,736	Aug 2019	A$28.98	–	–	–	–
	18-Dec-2013	86,850	–	6,645	–	–	–	93,495	Aug 2018	A$35.79	–	–	–	–

		86,850	107,511	14,870	–	–	–	209,231

Jane McAloon (6)	19-Dec-2014	–	69,114	5,288	–	–	–	74,402	Aug 2019	A$28.98	–	–	–	–
	18-Dec-2013	65,684	–	5,025	–	–	–	70,709	Aug 2018	A$35.79	–	–	–	–

		65,684	69,114	10,313	–	–	–	145,111

Jimmy Wilson	19-Dec-2014	–	107,511	8,225	–	–	–	115,736	31-Aug-2019	A$28.98	–	–	–	–
	18-Dec-2013	102,176	–	7,817	–	–	–	109,993	31-Aug-2018	A$35.79	–	–	–	–

		102,176	107,511	16,042	–	–	–	225,729

Karen Wood (6)	18-Dec-2013	102,176	–	–	–	78,899	–	23,277	Aug 2018	A$35.79	–	–	–	–
	05-Dec-2012	90,234	–	–	–	51,640	–	38,594	Aug 2017	A$34.29	–	–	–	–
	05-Dec-2011	85,027	–	–	–	31,647	–	53,380	Aug 2016	A$37.26	–	–	–	–
	06-Dec-2010	75,000	–	–	–	12,898	–	62,102	Aug 2015	A$44.53	–	–	–	–
	16-Dec-2009	90,000	–	–	52,200	37,800	48,063	4,137	20-Aug-2014	A$39.20	A$38.13	A$38.34	A$1,843	US$248
	04-Dec-2008	62,937	–	–	–	–	62,937	–	21-Aug-2013	A$27.50	A$35.74	A$38.34	A$2,413	US$376

		505,374	–	–	52,200	212,884	111,000	181,490

(1)	Awards will vest on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June of the fifth financial year after allocation if the conditions for vesting are met (including if the relevant performance condition is achieved). The estimated vesting month is shown in the table. The expiry date of awards is the day prior to the fifth anniversary of that vesting date.

(2)	The market price shown for the grants made in FY2015 is the closing price of BHP Billiton shares on 19 December 2014. No price is payable by the individual for acquiring the award at the time of grant. The grant date IFRS fair value of the awards is estimated as at the start of the vesting period, being 1 July 2014, using a Monte Carlo simulation, and was A$18.70.

(3)	58 per cent of the LTIP awards granted in December 2009 became fully vested on 20 August 2014, following the performance condition being fully achieved and the Remuneration Committee considering its discretion over the vesting outcome, as described in section 4.3.3. The remaining 42 per cent of the LTIP awards lapsed and cannot be exercised. The price shown is the closing price of BHP Billiton shares on the vesting date.

(4)	The market price shown (and used for calculating the aggregate gain) is the closing price of BHP Billiton shares on the date that the individual exercised their LTIP award. No price is payable by the individual for exercising the award.

(5)	The amounts shown in this column are the value of the DEP paid on awards.

(6)	Awards shown as held by Mike Fraser, Graham Kerr, Jane McAloon and Karen Wood at 30 June 2015 are their balances at the date they ceased to be KMP. The subsequent treatment of their awards is set out in section 4.4.18 of the FY2014 or FY2015 Report, as applicable.

4.4.22    Transitional GMC awards

As the MAP awards that are allocated to individuals in their non-GMC management positions have a three-year service condition, and the LTIP awards provided to GMC members have a five-year service and performance condition, as a transitional step, the Remuneration Committee may determine that new GMC members recruited from within BHP Billiton receive Transitional GMC awards to bridge the gap between the two programs.

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

Name	Date of grant	At 1 July 2014	Granted	Uplift	Vested	Lapsed	Exercised	At 30 June 2015	Award vesting date (1)	Market price on date of grant	Market price on date of vesting	Aggregate gain on awards (’000)
Peter Beaven	18-Dec-2013	18,245	–	1,396	–	–	–	19,641	Aug 2017	A$35.79	–	–
	18-Dec-2013	18,245	–	1,396	–	–	–	19,641	Aug 2016	A$35.79	–	–

		36,490	–	2,792	–	–	–	39,282

Tim Cutt	18-Dec-2013	18,245	–	1,396	–	–	–	19,641	Aug 2017	A$35.79	–	–
	18-Dec-2013	18,245	–	1,396	–	–	–	19,641	Aug 2016	A$35.79	–	–

		36,490	–	2,792	–	–	–	39,282

Dean Dalla Valle	18-Dec-2013	18,245	–	1,396	–	–	–	19,641	Aug 2017	A$35.79	–	–
	18-Dec-2013	18,245	–	1,396	–	–	–	19,641	Aug 2016	A$35.79	–	–

		36,490	–	2,792	–	–	–	39,282

Name	Date of grant	At 1 July 2014	Granted	Uplift	Vested	Lapsed	Exercised	At 30 June 2015	Award vesting date (1)	Market price on date of grant	Market price on date of vesting	Aggregate gain on awards (’000)
Mike Fraser (2)	18-Dec-2013	15,508	–	–	–	–	–	15,508	Aug 2017	A$35.79	–	–
	18-Dec-2013	15,508	–	–	–	–	–	15,508	Aug 2016	A$35.79	–	–

		31,016	–	–	–	–	–	31,016

Mike Henry	05-Dec-2012	19,930	–	1,603	–	–	–	21,533	Aug 2016	£19.98	–	–
	05-Dec-2012	19,930	–	1,603	–	–	–	21,533	Aug 2015	£19.98	–	–

		39,860	–	3,206	–	–	–	43,066

Graham Kerr (2)	05-Dec-2012	17,917	–	–	–	–	–	17,917	Aug 2016	A$34.29	–	–
	05-Dec-2012	17,917	–	–	–	–	–	17,917	Aug 2015	A$34.29	–	–

		35,834	–	–	–	–	–	35,834

Jane McAloon (2)	18-Dec-2013	13,684	–	1,047	–	–	–	14,731	Aug 2017	A$35.79	–	–
	18-Dec-2013	13,684	–	1,047	–	–	–	14,731	Aug 2016	A$35.79	–	–

		27,368	–	2,094	–	–	–	29,462

Daniel Malchuk	18-Dec-2013	15,508	–	1,187	–	–	–	16,695	Aug 2017	A$35.79	–	–
	18-Dec-2013	15,508	–	1,187	–	–	–	16,695	Aug 2016	A$35.79	–	–

		31,016	–	2,374	–	–	–	33,390

Jimmy Wilson	18-Dec-2013	18,245	–	1,396	–	–	–	19,641	Aug 2017	A$35.79	–	–
	18-Dec-2013	18,245	–	1,396	–	–	–	19,641	Aug 2016	A$35.79	–	–

		36,490	–	2,792	–	–	–	39,282

(1)	The holding period for each award ends on 30 June in the year the award ‘may vest’ if the conditions for vesting are met as described above the table. Awards will vest on or as soon as practicable after the first non-prohibited period date occurring after 30 June of the third financial year after allocation (for tranche one) and the fourth financial year after vesting (for tranche two) if the conditions for vesting are met as described above. The estimated vesting month is shown in the table. No exercise requirement or expiry date applies to these awards and there is no price payable by the individual on vesting. Where performance conditions are not met at vesting, awards will lapse.

(2)	Awards shown as held by Mike Fraser, Graham Kerr, and Jane McAloon are their balances at the date they ceased being KMP. The subsequent treatment of their awards is set out in section 4.4.18.

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

The terms and conditions of the GSTIP awards are essentially the same as those provided under the GIS and the STIP. Under each plan, participants must satisfy applicable STl performance conditions in order to be eligible for any award. Due to changes in the GSTIP, which applied to all participants in that plan, no DEP is payable on the GSTIP awards that were allocated in FY2012 (in relation to FY2011 performance) or since that time.

Name	Date of grant	At 1 July 2014	Granted	Uplift	Vested	Lapsed	At 30 June 2015	Award vesting date (1)	Market price on date of grant (2)	Market price on date of vesting (3)	Aggregate gain on awards (’000) (3)
Peter Beaven	18-Dec-2013	12,082	–	925	–	–	13,007	Aug 2015	A$35.79	–	–
	31-Oct-2012	13,756	–	–	13,756	–	–	20-Aug-2014	A$34.25	A$38.13	A$525

		25,838	–	925	13,756	–	13,007

Tim Cutt	18-Dec-2013	10,637	–	814	–	–	11,451	Aug 2015	A$35.79	–	–
	14-Nov-2012	11,402	–	–	11,402	–	–	20-Aug-2014	A$33.73	A$38.13	A$435

		22,039	–	814	11,402	–	11,451

Dean Dalla Valle	18-Dec-2013	10,009	–	766	–	–	10,775	Aug 2015	A$35.79	–	–
	31-Oct-2012	12,407	–	–	12,407	–	–	20-Aug-2014	A$34.25	A$38.13	A$473

		22,416	–	766	12,407	–	10,775

Mike Fraser (4)	18-Dec-2013	5,020	–	–	–	–	5,020	Aug 2015	A$35.79	–	–
	31-Oct-2012	3,831	–	–	3,831	–	–	20-Aug-2014	£19.86	£19.65	£76

		8,851	–	–	3,831	–	5,020

Mike Henry (5)	22-Aug-2013	5,715	–	–	5,715	–	–	20-Aug-2014	A$35.37	A$38.13	A$218

		5,715	–	–	5,715	–	–

Graham Kerr (5)	22-Aug-2013	4,501	–	–	4,501	–	–	20-Aug-2014	A$35.37	A$38.13	A$172

		4,501	–	–	4,501	–	–

Jane McAloon (4)	18-Dec-2013	6,709	–	514	–	–	7,223	Aug 2015	A$35.79	–	–
	14-Nov-2012	8,698	–	–	8,698	–	–	20-Aug-2014	A$33.73	A$38.13	A$332

		15,407	–	514	8,698	–	7,223

Daniel Malchuk	18-Dec-2013	8,577	–	657	–	–	9,234	Aug 2015	A$35.79	–	–
	31-Oct-2012	6,884	–	–	6,884	–	–	20-Aug-2014	A$34.25	A$38.13	A$262

		15,461	–	657	6,884	–	9,234

Name	Date of grant	At 1 July 2014	Granted	Uplift	Vested	Lapsed	At 30 June 2015	Award vesting date (1)	Market price on date of grant (2)	Market price on date of vesting (3)	Aggregate gain on awards (’000) (3)
Athalie Williams (6)	03-Nov-2014	6,692	–	512	–	–	7,204	Aug 2016	A$33.71	–		–
	31-Oct-2013	4,555	–	349	–	–	4,904	Aug 2015	A$37.66	–		–

		11,247	–	861	–	–	12,108

Jimmy Wilson	18-Dec-2013	12,466	–	954	–	–	13,420	Aug 2015	A$35.79	–		–
	31-Oct-2012	16,611	–	–	16,611	–	–	20-Aug-2014	A$34.25	A$38.13	A$	633

		29,077	–	954	16,611	–	13,420

(1)	Awards will vest and become exercisable on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June of the second financial year after allocation, if the conditions for vesting are met (including the relevant service conditions). The estimated vesting month is shown in the table. Where applicable, the expiry date of awards is the day prior to the third anniversary of that vesting date.

(2)	The market price shown for grants made during FY2015 is the closing price of BHP Billiton shares on 3 November 2014. No price is payable by the individual for acquiring the award at the time of grant. The grant date IFRS fair value of the awards is estimated as at the start of the vesting period, being 1 July 2014, and was A$33.60. No exercise requirement or expiry date applies to these awards (as described above the table).

(3)	The awards granted under the GSTIP in October 2012 became fully vested on 20 August 2014 as the service conditions were met. The market price shown (and used for calculating the aggregate gain of the total award) is the closing price of BHP Billiton shares on the date that the award vested.

(4)	Awards shown as held by Mike Fraser, Graham Kerr, and Jane McAloon at 30 June 2015 are their balances at the date they ceased being KMP. The subsequent treatment of their awards is set out in section 4.4.18.

(5)	The awards shown for Mike Henry and Graham Kerr with a grant date of 22 August 2013 had this allocation date due to administrative reasons, but were made on the same basis as if they had been made on 5 December 2012.

(6)	The opening balance of awards for Athalie Williams reflects her holdings on the date she commenced being KMP.

4.4.24     LTI awards under the MAP and LTIP

The table below shows awards that were held by the executives at the time that they were appointed to the GMC.

Prior to their appointment as members of the GMC, the individuals listed in the tables below received LTI awards:

•	under the MAP which has applied for non-GMC management since FY2009;

•	under the LTIP which applied to non-GMC management (as well as to the GMC members) before the MAP was introduced.

Section 4.4.21 for details of LTIP awards allocated for GMC service

As the primary purpose of the MAP is the retention of key senior management employees, the plan has no performance conditions after awards are granted and the vesting of MAP awards is subject to continued employment with the Group through to the vesting date as shown in the table. Where a participant resigns or is terminated for cause prior to the vesting date, their unvested MAP awards are forfeited. If a participant’s employment ends due to death, illness or injury, a pro rata number of unvested Restricted Shares will vest based on the portion of the relevant vesting period served. No DEP is payable on the MAP awards that were allocated in FY2012 or since that time.

Name	Date of grant	At 1 July 2014	Granted	Uplift	Vested	Lapsed	At 30 June 2015	Award vesting date (1)	Market price on date of grant (2)	Market price on date of vesting (3)	Aggregate gain on awards (’000) (3)
Awards under the MAP
Peter Beaven	31-Oct-2012	34,250	–	2,621	–	–	36,871	Aug 2015	A$34.25	–	–
	31-Oct-2011	31,700	–	–	31,700	–	–	20-Aug-2014	A$37.80	A$38.13	A$1,209

		65,950	–	2,621	31,700	–	36,871

Tim Cutt	14-Nov-2012	27,000	–	2,066	–	–	29,066	Aug 2015	A$33.73	–	–
	31-Oct-2011	25,000	–	–	25,000	–	–	20-Aug-2014	A$37.80	A$38.13	A$953

		52,000	–	2,066	25,000	–	29,066

Dean Dalla Valle	31-Oct-2012	27,000	–	2,066	–	–	29,066	Aug 2015	A$34.25	–	–
	31-Oct-2011	25,000	–	–	25,000	–	–	20-Aug-2014	A$37.80	A$38.13	A$953

		52,000	–	2,066	25,000	–	29,066

Mike Fraser (4)	22-Aug-2013	10,045	–	–	–	–	10,045	Aug 2015	A$35.37	–	–
	31-Oct-2011	11,330	–	–	11,330	–	–	20-Aug-2014	£19.68	£19.65	£224

		21,375	–	–	11,330	–	10,045

Mike Henry	25-Nov-2011	5,900	–	–	5,900	–	–	20-Aug-2014	£17.60	£19.65	£117
	31-Oct-2011	29,500	–	–	29,500	–	–	20-Aug-2014	£19.68	£19.65	£584

		35,400	–	–	35,400	–	–

Graham Kerr	25-Nov-2011	9,750	–	–	9,750	–	–	20-Aug-2014	A$34.05	A$38.13	A$372
	31-Oct-2011	20,250	–	–	20,250	–	–	20-Aug-2014	A$37.80	A$38.13	A$772

		30,000	–	–	30,000	–	–

Jane McAloon (4)	14-Nov-2012	17,900	–	1,370	–	–	19,270	Aug 2015	A$33.73	–	–
	31-Oct-2011	16,600	–	–	16,600	–	–	20-Aug-2014	A$37.80	A$38.13	A$633

		34,500	–	1,370	16,600	–	19,270

Daniel Malchuk	31-Oct-2012	21,900	–	1,676	–	–	23,576	Aug 2015	A$34.25	–	–
	31-Oct-2011	9,600	–	–	9,600	–	–	20-Aug-2014	A$37.80	A$38.13	A$366

		31,500	–	1,676	9,600	–	23,576

Name	Date of grant	At 1 July 2014	Granted	Uplift	Vested	Lapsed	At 30 June 2015	Award vesting date (1)	Market price on date of grant (2)	Market price on date of vesting (3)	Aggregate gain on awards (’000) (3)
Athalie Williams (5)	03-Nov-2014	7,250	–	555	–	–	7,805	Aug 2017	A$33.71	–	–
	31-Oct-2013	7,525	–	576	–	–	8,101	Aug 2016	A$37.66	–	–
	31-Oct-2012	7,300	–	559	–	–	7,859	Aug 2015	A$34.25	–	–

		22,075	–	1,690	–	–	23,765

Jimmy Wilson	31-Oct-2012	34,250	–	2,621	–	–	36,871	Aug 2015	A$34.25	–	–
	31-Oct-2011	31,700	–	–	31,700	–	–	20-Aug-2014	A$37.80	A$38.13	A$1,209

		65,950	–	2,621	31,700	–	36,871

Name	Date of grant	At 1 July 2014	Granted	Uplift	Vested	Lapsed	Exercised	At 30 June 2015	Award vesting date (1)	Market price on date of grant (2)		Market price on date of vesting		Market price on date of exercise (5)		Aggregate gain on awards (’000) (5)		DEP on awards (6)
Awards under the LTIP
Peter Beaven	14-Dec-2007	5,000	–	–	–	–	5,000	–	23-Aug-2012	A$	42.05	A$	33.41	A$	29.46	A$	147	US$	48
	05-Dec-2005	40,000	–	–	–	–	40,000	–	25-Aug-2010		A$22.03		A$37.44		A$29.46		A$1,178		US$410

		45,000	–	–	–	–	45,000	–

Jimmy Wilson	14-Dec-2007	57,500	–	–	–	–	57,500	–	23-Aug-2012		A$42.05		A$33.41		A$38.34		A$2,205		US$376

		57,500	–	–	–	–	57,500	–

(1)	Awards will vest on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June of the third (MAP awards) or fifth (LTIP awards) financial year after allocation, if the conditions for vesting are met (including the relevant service conditions). The estimated vesting month is shown in the table. Where applicable, expiry date of awards is the day prior to the third (MAP awards) or fifth (LTIP awards) anniversary of that vesting date.

(2)	The market price shown for grants made during FY2015 is the closing price of BHP Billiton shares on 3 November 2014. No price is payable by the individual for acquiring the award at the time of grant. The grant date IFRS fair value of the awards is estimated as at the start of the vesting period, being 1 July 2014, and was A$32.46. No exercise requirement or expiry date applies to these awards (as described above the table).

(3)	The awards granted under the MAP in October 2011 became fully vested on 20 August 2014 as the service conditions were met. The price shown is the closing price of BHP Billiton shares on that date.

(4)	Awards shown as held by Mike Fraser and Jane McAloon at 30 June 2015 are their balances held at the date they ceased to be KMP. The subsequent treatment of their awards is set out in section 4.4.18.

(5)	The opening balance of awards for Athalie Williams reflects her holdings on the date she commenced being KMP.

(6)	The market price shown (and used for calculating the aggregate gain) is the closing price of BHP Billiton shares on the date that the individual exercised their LTIP award. No price is payable by the individual for exercising the award.

(7)	The amounts shown in this column are the value of the DEP paid on the awards.

4.4.25     Estimated value range of equity awards

The current face value of STI and LTI awards allocated during FY2015 and yet to vest (to be disclosed under the Australian Corporations Act 2001) is the number of awards as set out in the previous tables multiplied by the current share price of BHP Billiton Limited or BHP Billiton Plc as applicable.

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

Five-year share price, dividend and earnings history

		FY2011	FY2012	FY2013	FY2014	FY2015
BHP Billiton Limited	Share price at beginning of year	A$36.94	A$43.97	A$31.72	A$30.94	A$36.00
	Share price at end of year	A$43.80	A$31.45	A$31.37	A$35.90	A$27.05
	Dividends paid	A$0.95	A$1.03	A$1.10	A$1.29	A$3.72	(1)
BHP Billiton Plc	Share price at beginning of year	£17.28	£24.39	£18.30	£17.15	£19.45
	Share price at end of year	£24.47	£18.06	£16.82	£18.90	£12.49
	Dividends paid	£0.58	£0.69	£0.73	£0.73	£1.95	(1)
BHP Billiton	Attributable profit (US$M, as reported)	23,648	15,473	11,223	13,832	1,910

(1)	The FY2015 Dividends paid includes A$2.25 or £1.15 in respect of the in-specie dividend associated with the demerger of South32.

The highest share price during FY2015 was A$39.74 for BHP Billiton Limited shares and £21.02 for BHP Billiton Plc shares. The lowest share prices during FY2015 were A$26.50 and £12.48, respectively.

4.4.26     Awards of Matched Shares under the Shareplus all-employee share purchase plan

Like all permanent employees, members of the GMC are eligible to participate in Shareplus, an all-employee share purchase plan. For administrative simplicity in regard to stock exchange dealings and announcements, no GMC members currently participate. Shareplus holdings previously accumulated by members of the GMC, including during the period before they joined the GMC are detailed below.

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

At the beginning of FY2015, members of the GMC were holding rights to Matched Shares which all vested during FY2015 as follows:

•	Shareplus 2011 vested for GMC on 20 August 2014 and Matched Shares were allocated to Andrew Mackenzie (170 shares), Peter Beaven (128 shares), Tim Cutt (54 shares), Dean Dalla Valle (149 shares), Mike Fraser (178 shares), Mike Henry (179 shares), Graham Kerr (150 shares), Jane McAloon (138 shares), Jimmy Wilson (150 shares) and Karen Wood (149 shares).

•	Shareplus 2012 vested for GMC on 25 May 2015 and Matched Shares were allocated to Andrew Mackenzie (41 shares), Peter Beaven (108 shares), Tim Cutt (66 shares and 18 ADRs), Dean Dalla Valle (113 shares), Mike Henry (39 shares), Jane McAloon (103 shares), Athalie Williams (140 shares) and Jimmy Wilson (106 shares).

Athalie Williams joined the GMC on 1 January 2015 holding 140 rights to Matched Shares under Shareplus 2012 which vested during FY2015 as above. Mike Fraser, Graham Kerr and Karen Wood respectively held 89, 38 and 39 rights to Matched Shares under Shareplus 2012 at the time each ceased to be a member of the GMC which subsequently vested during FY2015.

As at 30 June 2015, no GMC member holds any remaining entitlements to receive Matched Shares.

Other disclosures

4.4.27     Ordinary share holdings and transactions

The number of ordinary shares in BHP Billiton Limited or in BHP Billiton Plc held directly, indirectly or beneficially, by each individual (including shares held in the name of the spouse, superannuation fund, nominee and/or other controlled entities) are shown in table below as at 30 June 2015. In addition, there have been no changes in the interests of any Directors in the period to 10 August 2015 (being one month prior to the date of the notice of the 2015 AGMs). These are ordinary shares held without performance conditions or restrictions and are included in MSR calculations for each individual. MSR calculations for members of the GMC (including the CEO) also include any vested but unexercised employee awards as shown in previous sections of the Report.

The interests of Directors and members of the GMC in the ordinary shares of each of BHP Billiton Limited and BHP Billiton Plc as at 30 June 2015 did not exceed, on an individual basis or in the aggregate, one per cent of BHP Billiton Limited’s or BHP Billiton Plc’s issued ordinary shares.

	BHP Billiton Limited Shares					BHP Billiton Plc Shares
	Held at 1 July 2014	Purchased	Received	Sold	Held at 30 June 2015	Held at 1 July 2014	Purchased	Received	Sold	Held at 30 June 2015
Executive Director
Andrew Mackenzie	–	–	–	–	–	201,921	–	96,134	31,809	266,246
Other Members of the GMC
Peter Beaven	184,601	–	90,692	63,712	211,581	–	–	–	–	–
Tony Cudmore	–	–	–	–	–	–	–	–	–	–
Tim Cutt (1)	36,241	–	36,612	16,292	56,561	–	–	–	–	–
Dean Dalla Valle	127,056	–	37,669	37,705	127,020	–	–	–	–	–
Mike Fraser (3)	–	–	–	–	–	160,549	–	15,161	3,014	172,696
Geoff Healy	3,000	–	–	–	3,000	–	–	–	–	–
Mike Henry	18,696	–	5,894	2,711	21,879	111,630	–	51,041	–	162,671
Graham Kerr (3)	94,584	–	48,323	23,635	119,272	–	–	–	–	–
Jane McAloon (3)	46,654	–	25,539	12,509	59,684	–	–	–	–	–
Daniel Malchuk	52,687	–	16,484	2,864	66,307	–	–	–	–	–
Athalie Williams (2)	14,912	–	140	–	15,052	–	–	–	–	–
Jimmy Wilson (4)	116,135	–	106,067	106,111	116,091	59,301	–	–	–	59,301
Karen Wood (3)	368,013	–	–	–	368,013	–	–	–	–	–
Non-executive Directors
Malcolm Brinded	–	–	–	–	–	12,000	–	–	–	12,000
Malcolm Broomhead	9,000	–	–	–	9,000	–	–	–	–	–
John Buchanan	–	–	–	–	–	20,000	–	–	–	20,000
Carlos Cordeiro (1)	6,550	–	–	–	6,550	–	–	–	–	–
David Crawford	33,127	–	–	–	33,127	6,000	–	–	–	6,000
Pat Davies	–	–	–	–	–	27,170	–	–	–	27,170

	BHP Billiton Limited Shares					BHP Billiton Plc Shares
	Held at 1 July 2014	Purchased	Received	Sold	Held at 30 June 2015	Held at 1 July 2014	Purchased	Received	Sold	Held at 30 June 2015
Carolyn Hewson	14,000	–	–	–	14,000	–	–	–	–	–
Lindsay Maxsted	6,500	5,000	–	–	11,500	–	–	–	–	–
Wayne Murdy (1)	8,000	–	–	–	8,000	14,000	10,000	–	–	24,000
Jac Nasser (1)	10,400	10,000	–	–	20,400	81,200	–	–	–	81,200
Keith Rumble	–	–	–	–	–	20,680	–	–	–	20,680
John Schubert	23,675	–	–	–	23,675	–	–	–	–	–
Shriti Vadera	–	–	–	–	–	9,000	–	–	–	9,000

(1)	The following BHP Billiton Limited shares and BHP Billiton Plc shares are held in the form of American Depositary Shares: Tim Cutt (470 BHP Billiton Limited), Carlos Cordeiro (3,275 BHP Billiton Limited), Wayne Murdy (4,000 BHP Billiton Limited; 12,000 BHP Billiton Plc) and Jac Nasser (5,200 BHP Billiton Limited; 40,600 BHP Billiton Plc).

(2)	The opening balance shown for Athalie Williams reflects her holdings on the date she became KMP.

(3)	The closing balances for Mike Fraser, Graham Kerr, Jane McAloon and Karen Wood reflect their shareholdings on the date that each ceased being KMP.

(4)	The opening balance of ordinary shares for Jimmy Wilson has been corrected to include 20 shares not previously recorded.

4.4.28     Payments to past Directors

UK regulations require the disclosure of payments to past Directors(1).

As disclosed in last year’s Report, during FY2015 payments were made to Marius Kloppers (CEO and Executive Director until 10 May 2013) in relation to the vesting of 123,250 LTI awards granted in 2009. As the LTI awards granted in 2010 did not vest, no further payments have been made to Mr Kloppers. During FY2015, Mr Kloppers was provided tax return preparation services of US$13,000 in respect of his FY2014 tax obligations in multiple jurisdictions in respect of BHP Billiton employment income in accordance with contractual arrangements.

There were no payments made for loss of office in FY2014 or FY2015.

(1)	The Remuneration Committee has adopted a de minimis threshold of US$7,500 in relation to disclosure of payments to past Directors under UK requirements.

4.4.29     Relative importance of spend on pay

The table below sets out the total spend on employee remuneration during FY2015 (and the prior years), compared with other significant expenditure items. The table includes items as prescribed in the UK requirements. BHP Billiton has included tax payments and purchases of property, plant and equipment, being the most significant other outgoings in monetary terms.

US dollars million	FY2015	FY2014 (1)	FY2013 (1)
Aggregate employee benefits expense Section 7.1.6 Note 3	5,100	5,545	5,762
Dividends paid to BHP Billiton shareholders Section 7.1.4	6,498	6,387	6,167
Share buy-backs Section 7.1.4	–	–	–
Income tax paid and royalty-related taxation paid (net of refunds) Section 7.1.4	4,025	6,147	7,877
Purchases of property, plant and equipment Section 7.1.4	11,947	15,224	21,104

(1)	The financial information for FY2014 and FY2013 has been restated for the effects of the application of IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ following the demerger of South32.

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

US dollars (’000)	Completed service at 30 June 2015 (years)	Change in lump sum entitlement during the year (1)(2)	Lump sum entitlement at
			30 June 2015	30 June 2014
David Crawford(1)	20.5	(601)	–	601
John Schubert	15	(41)	259	300

(1)	David Crawford retired on 20 November 2014 after serving 20.5 years to that date, and received a gross benefit equivalent to US$563,278 (A$653,834). The balance of US$37,942 reflects the earnings rate and foreign exchange rate movement described below.

(2)	No further entitlements have accrued since the closure of the Retirement Plan in 2003. The movement reflects the application of the earnings rate and foreign exchange rate (the translation from Australian dollars to US dollars for the Remuneration Report) to the lump sum entitlement at the date of closure.

4.4.31 Transactions with KMP

During the financial year, there were no purchases by KMP from the Group (2014: US$ nil; 2013: US$ nil). There are no amounts payable at 30 June 2015 (2014: US$ nil).

Loans with KMP

There are US$ nil loans (2014: US$ nil) with KMP.

Transactions with personally related entities

A number of Directors of the Group hold or have held positions in other companies, where it is considered they control or significantly influence the financial or operating policies of those entities. There have been no transactions with those entities and no amounts were owed by the Group to personally related entities (2014: US$ nil).

This Remuneration Report was approved by the Board on 10 September 2015 and signed on its behalf by:

Carolyn Hewson
Chairman, Remuneration Committee
10 September 2015

5    Directors’ Report

The information presented by the Directors in this Directors’ Report relates to BHP Billiton Limited and BHP Billiton Plc and their subsidiaries. Section 1 ‘Strategic Report’ (which includes the Chairman’s Review in section 1.1 and the Chief Executive Officer’s Report in section 1.2, and incorporates the operating and financial review), section 2 ‘Business overview’, section 3 ‘Corporate Governance Statement’, section 4 ‘Remuneration Report’, section 7.5 ‘Lead Auditor’s Independence Declaration’ and section 9 ‘Shareholder information’ of this Annual Report are each incorporated by reference into, and form part of, this Directors’ Report. In addition, for the purposes of UK law, the Strategic Report in section 1 and the Directors’ Remuneration Report in section 4 form separate reports and have been separately approved by the Board for that purpose.

For the purpose of the UK Listing Authority’s (UKLA) Listing Rule 9.8.4C R, the applicable information required to be disclosed in accordance with UKLA Listing Rule 9.8.4 R is set out in the sections below.

Applicable information required by UKLA Listing Rule 9.8.4 R	Section in this Annual Report
(1) Interest capitalised by group	Section 7, Note 16
(5) Arrangements to waive emoluments from the company or subsidiary undertakings	Section 4.4.5
(6) Waiver of future emoluments	Section 4.4.5
(12) Shareholder waivers of dividends	Section 7, Note 25
(13) Shareholder waivers of future dividends	Section 7, Note 25

Paragraphs (2), (4), (7), (8), (9), (10), (11) and (14) of Listing Rule 9.8.4 are not applicable.

The Directors confirm, on the advice of the Risk and Audit Committee, that they consider the Annual Report (including the Financial Statements), taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s performance, business model and strategy.

5.1    Review of operations, principal activities and state of affairs

A review of the operations of the Group during FY2015, the results of those operations during FY2015 and the expected results of those operations in future financial years are set out in section 1, in particular in sections 1.1 to 1.3, 1.5, 1.11, 1.12 and 1.15 and other material in this Annual Report. Information on the development of the Group and likely developments in future years also appears in those sections.

Our principal activities during FY2015 were exploration, development, production, processing and marketing of minerals (in respect of iron ore, metallurgical and energy coal, copper, aluminium, manganese, uranium, nickel, silver and potash), and exploration, development, production and marketing of conventional and unconventional oil and gas. With the exception of the demerger of South32 and the consequent impact on the composition of the BHP Billiton portfolio, no significant changes in the nature of the Group’s principal activities occurred during FY2015. Information on the demerger is set out in sections 1.3.7, 1.6.4 and 2.1.7 of this Annual Report.

Information in relation to significant changes in the state of affairs of the Group that occurred during FY2015 and significant post-balance date events is set out below and in sections 1.12 and 2.1 of this Annual Report.

•	On 14 July 2014, we announced the redemption of Petrohawk Energy Corporation 7.25 per cent Senior Notes due 2018 and 6.25 per cent Senior Notes due 2019. The total aggregate principal value of the notes to be redeemed was approximately US$1.8 billion.

•	On 19 August 2014, we announced the proposal to create a new global metals and mining company based on a demerger of a selection of the Group’s high-quality aluminium, coal, manganese, nickel and silver assets to accelerate portfolio simplification. We also announced that shareholders would have the opportunity to vote on the proposal once all necessary approvals were in place. On 8 December 2014, we announced that the new company would be called South32.

•	On 19 August 2014, following the announcement in relation to South32, we announced that Graham Kerr, then Chief Financial Officer, had been appointed Chief Executive Officer-designate of South32. Graham retired from the Group Management Committee (GMC) on 1 October 2014 and was replaced as Chief Financial Officer by Peter Beaven, previously President, Copper. We also announced that David Crawford would retire from the BHP Billiton Board in November 2014 to be the Chairman of the new company, South32.

•	Between 25 September 2014 and 11 May 2015, we made several announcements related to the composition of the South32 Board of Directors. These announcements included that (a) Keith Rumble would be appointed as a Non-executive Director of South32 effective 27 February 2015 and would retire from the BHP Billiton Board with effect from 22 May 2015, (b) Frank Cooper, Peter Kukielski, Ntombifuthi (Futhi) Mtoba and Wayne Osborn would each be appointed to the Board of Directors of South32 with effect from 7 May 2015 and (c) Xolani Mkhwanazi would be appointed as a Non-executive Director of South32 with effect from 2 July 2015.

•	On 6 October 2014, we announced plans to cut unit costs at Western Australia Iron Ore by at least 25 per cent and the potential to increase capacity there by 65 million tonnes per year at a very low capital cost.

•	On 16 October 2014, we confirmed that we would pursue a Standard listing on the UKLA’s Official List and admission to trading on the London Stock Exchange (LSE) for South32. This was in addition to the proposed primary listing on the Australian Securities Exchange (ASX) and secondary inward listing on the Johannesburg Stock Exchange (JSE). We also announced on 24 November 2014 that BHP Billiton Plc and BHP Billiton Limited shareholders would be entitled to 100 per cent of the shares in South32 through a pro rata in-specie distribution, and that BHP Billiton would not re-base its dividend as a result of the demerger, implying a higher payout ratio.

•	On 24 November 2014, we announced that on 1 January 2015 Athalie Williams would join the GMC as President, Human Resources, replacing Mike Fraser who would become President and Chief Operating Officer Elect Africa of South32. We also announced that Mike Henry would move to the role of President, Coal, and that Dean Dalla Valle would become President, HSE, Marketing and Technology. We further announced that Daniel Malchuk would become President, Copper on 1 March 2015, that Jane McAloon had advised of her intention to leave BHP Billiton in July 2015, and that Margaret Taylor would join BHP Billiton in early 2015 as Company Secretary. It was subsequently announced on 1 May 2015 that Margaret Taylor would be appointed Group Company Secretary from 1 June 2015 to coincide with the resignation of Jane McAloon from that position.

•	On 17 March 2015, we announced that the BHP Billiton Board recommended that shareholders approve the proposed demerger of South32 at shareholder meetings to be held on 6 May 2015. It was also announced that with a more focused portfolio, BHP Billiton would be better placed to achieve further productivity benefits in its core assets. A Shareholder Circular dated 16 March 2015 and listing documentation in respect of the proposed demerger were released to shareholders.

•	On 19 March 2015, we announced the pricing of a five-year A$1.0 billion note issue under the Australian Medium Term Note Program. On 23 April 2015, we announced the pricing of a three tranche EUR2.0 billion bond under the Euro Medium Term Note Programme.

•	On 6 May 2015, we announced the 2015 General Meeting results, namely that the ordinary resolution to approve the demerger of South32 from BHP Billiton had been passed. On 7 May 2015, we announced that the BHP Billiton Board had resolved to approve the in-specie distribution of South32 shares to shareholders in BHP Billiton, as described in the Shareholder Circular dated 16 March 2015.

•

On 20 May 2015, we announced the resolution of the previously disclosed investigation by the US Securities and Exchange Commission (SEC) into potential breaches of the US Foreign Corrupt Practices Act. The SEC order made no findings of corrupt intent or bribery by BHP Billiton but imposed a US$25 million civil penalty relating to books and records and internal accounting controls requirements. We also announced that the US Department of Justice had completed its investigation into BHP Billiton without taking any action.

•	On 25 May 2015, we announced that the implementation of the demerger of South32 from BHP Billiton had been completed.

•	On 14 July 2015, we advised of the passing of Sir John Buchanan, who had served as Non-executive Director from 2003 up until the time of his death, and was the Senior Independent Director of BHP Billiton Plc.

•	On 15 July 2015, we announced that we expected to recognise an impairment charge of approximately US$2 billion post-tax (or approximately US$2.8 billion pre-tax) against the carrying value of our Onshore US assets as an exceptional item in the FY2015 results. On 22 July 2015, we announced that we expected underlying attributable profit in the June 2015 half-year to include additional charges in a range of approximately US$350 million to US$650 million.

•	On 14 August 2015, we announced that Anita Frew had been appointed to the BHP Billiton Board as an independent Non-executive Director, effective as of 15 September 2015. We also announced that Carlos Cordeiro, who has been a Non-executive Director of BHP Billiton since 2005, would retire from the Board at the conclusion of the BHP Billiton Limited Annual General Meeting in November 2015 and that Shriti Vadera had been appointed as the Senior Independent Director for BHP Billiton Plc with effect from 14 August 2015.

No other matter or circumstance has arisen since the end of FY2015 that has significantly affected or is expected to significantly affect the operations, the results of operations or state of affairs of the Group in future years.

5.2    Share capital and buy-back programs

On 28 August 2014, BHP Billiton Plc cancelled 24,113,658 ordinary shares of US$0.50 each held in treasury by BHP Billiton Plc. Following the cancellation, no treasury shares are held by BHP Billiton Plc.

At the Annual General Meetings held in 2014, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 211,207,180 of its ordinary shares, representing 10 per cent of BHP Billiton Plc’s issued share capital at that time. During FY2015, we did not make any on-market or off-market purchases of BHP Billiton Limited shares or BHP Billiton Plc shares under any share buy-back program. As at the date of this Directors’ Report, there are no current on-market buy-backs.

Shareholders will be asked at the 2015 Annual General Meetings to renew this authority. As at the date of this Directors’ Report, the Directors have no present intention to exercise this authority, if granted.

Some of our executives receive rights over BHP Billiton shares as part of their remuneration arrangements. Entitlements may be satisfied by the transfer of existing shares, which are acquired on-market by the Employee Share Ownership Plan (ESOP) Trusts, or in respect of some entitlements, by the issue of shares.

The number of shares referred to in column ‘A’ below were purchased to satisfy awards made under the various BHP Billiton Limited and BHP Billiton Plc employee share schemes during FY2015.

Period	A Total number of shares purchased	B Average price paid per share (1) US$	C Total number of shares purchased as part of publicly announced plans or programs	D Maximum number of shares that may yet be purchased under the plans or programs
				BHP Billiton Limited (2)	BHP Billiton Plc
1 Jul 2014 to 31 Jul 2014	305	34.55	–	–	213,618,545	(3)
1 Aug 2014 to 31 Aug 2014	9,565,866	35.31	–	–	213,618,545	(3)
1 Sep 2014 to 30 Sep 2014	–	–	–	–	213,618,545	(3)
1 Oct 2014 to 31 Oct 2014	–	–	–	–	213,618,545	(3)
1 Nov 2014 to 30 Nov 2014	196	31.29	–	–	211,207,180	(4)
1 Dec 2014 to 31 Dec 2014	3,464	31.09	–	–	211,207,180	(4)
1 Jan 2015 to 31 Jan 2015	–	–	–	–	211,207,180	(4)
1 Feb 2015 to 28 Feb 2015	–	–	–	–	211,207,180	(4)
1 Mar 2015 to 31 Mar 2015	–	–	–	–	211,207,180	(4)
1 Apr 2015 to 30 Apr 2015	–	–	–	–	211,207,180	(4)
1 May 2015 to 31 May 2015	–	–	–	–	211,207,180	(4)
1 Jun 2015 to 30 Jun 2015	852,554	21.21	–	–	211,207,180	(4)

Total	10,422,385	34.15	–	–	211,207,180	(4)

(1)	The shares were purchased in the currency of the stock exchange on which the purchase took place, and the sale price has been converted into US dollars at the exchange rate on the day of purchase.

(2)	BHP Billiton Limited is able to buy-back and cancel BHP Billiton Limited shares within the ‘10/12 limit’ without shareholder approval in accordance with section 257B of the Australian Corporations Act 2001. Any future on-market share buy-back program will be conducted in accordance with the Australian Corporations Act 2001 and with the ASX Listing Rules.

(3)	At the Annual General Meetings held during 2013, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 213,618,545 of its ordinary shares, representing 10 per cent of BHP Billiton Plc’s issued capital at the time.

(4)	At the Annual General Meetings held during 2014, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 211,207,180 of its ordinary shares, representing 10 per cent of BHP Billiton Plc’s issued capital at the time.

5.3    Results, financial instruments and going concern

Information about our financial position and financial results is included in the Financial Statements in this Annual Report. The Consolidated Income Statement shows profit attributable to BHP Billiton members of US$1.9 billion in FY2015, compared with US$13.8 billion in FY2014.

The Group’s business activities, together with the factors likely to affect its future development, performance and position are discussed in section 1 of this Annual Report. In addition, sections 1.5 to 1.7 and 3.15, and note 23 ‘Financial risk management’ to the Financial Statements detail the Group’s capital management objectives, its approach to financial risk management and exposure to financial risks, liquidity and borrowing facilities.

The Directors, having made appropriate enquiries, have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Therefore, they continue to adopt the going concern basis of accounting in preparing the annual Financial Statements.

5.4  Directors

The Directors who served at any time during the financial year or up to 23 September 2015 were Jac Nasser, Andrew Mackenzie, Malcolm Brinded, Malcolm Broomhead, Sir John Buchanan, Carlos Cordeiro, David Crawford, Pat Davies, Carolyn Hewson, Lindsay Maxsted, Wayne Murdy, Keith Rumble, John Schubert, Shriti Vadera and Anita Frew. Further details of the current Directors of BHP Billiton Limited and BHP Billiton Plc are set out in section 3.2 of this Annual Report. These details include the period for which each Director held office up to the date of this Directors’ Report, their qualifications, experience and particular responsibilities, the directorships held in other listed companies since 1 July 2012 and the period for which each directorship has been held.

David Crawford and Keith Rumble retired as Non-executive Directors of BHP Billiton Limited and BHP Billiton Plc with effect from 20 November 2014 and 22 May 2015, respectively. Sir John Buchanan served as a Non-Executive Director of BHP Billiton from 2003 up until his death on 13 July 2015. Sir John was the Senior Independent Director of BHP Billiton Plc.

Carlos Cordeiro has announced that he will retire as a Non-executive Director of BHP Billiton Limited and BHP Billiton Plc at the conclusion of the BHP Billiton Limited Annual General Meeting in November 2015.

Anita Frew was appointed as a Non-executive Director of BHP Billiton Limited and BHP Billiton Plc with effect from 15 September 2015 and, in accordance with the BHP Billiton Limited Constitution and the BHP Billiton Plc Articles of Association, will seek election at the 2015 Annual General Meetings.

Shriti Vadera was appointed the Senior Independent Director for BHP Billiton Plc with effect from 14 August 2015.

The number of meetings of the Board and its Committees held during the year and each Director’s attendance at those meetings are set out in section 3.12 of this Annual Report.

5.5    Remuneration and share interests

5.5.1    Remuneration

The policy for determining the nature and amount of emoluments of members of the GMC (including the Executive Director) and the Non-executive Directors, and information about the relationship between that policy and our performance, are set out in sections 4.3 and 4.4 of this Annual Report.

The remuneration tables contained in section 4.4 of this Annual Report set out the remuneration of members of the GMC (including the Executive Director) and the Non-executive Directors.

5.5.2    Directors

Sections 4.4.27 and 5.17 of this Annual Report set out the relevant interests in shares in BHP Billiton Limited and BHP Billiton Plc of the Directors who held office during FY2015, at the beginning and end of FY2015, and in relation to all Directors in office as at the date of this Directors’ Report, their relevant interests in shares in BHP Billiton Limited and BHP Billiton Plc as at the date of this Directors’ Report. No rights over shares in BHP Billiton Limited and BHP Billiton Plc are held by any of the Non-executive Directors. Interests held by the Executive Director under employee equity plans as at 30 June 2015 are set out in the tables showing interests in incentive plans contained in section 4.4 and note 24 ‘Key management personnel’ to the Financial Statements.

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

5.5.3    GMC members

Sections 4.4.27 and 5.18 of this Annual Report set out the relevant interests held by those senior executives who were members of the GMC (other than the Executive Director) during FY2015 in shares of BHP Billiton Limited and BHP Billiton Plc at the beginning and end of FY2015, and at the date of this Directors’ Report. Interests held by members of the GMC under employee equity plans as at 30 June 2015 are set out in the tables showing interests in incentive plans contained in section 4.4 and note 24 ‘Key management personnel’ to the Financial Statements.

5.6    Secretaries

Margaret Taylor is the Group Company Secretary. Details of her qualifications and experience are set out in section 3.2 of this Annual Report. The following people also act, or have acted during the financial year, as company secretaries of BHP Billiton Limited, BHP Billiton Plc or both (as indicated): Jane McAloon, BEc (Hons), LLB, GDipGov, FCIS (BHP Billiton Limited and BHP Billiton Plc) (resigned 1 June 2015), Nicole Duncan, BA (Hons), LLB (BHP Billiton Limited and BHP Billiton Plc) (resigned 12 December 2014), Rachel Agnew, BComm (Economics), LLB (Hons) (BHP Billiton Limited and BHP Billiton Plc) (appointed 12 December 2014), Kathryn Griffiths, BA, LLB (Hons), GDipACG, FCIS, FGIA, GAICD (BHP Billiton Limited) (appointed 12 December 2014), Megan Pepper, BA (Hons), LLB (Hons), GradDipACG, FCIS, FGIA (BHP Billiton Limited) (appointed 12 December 2014), Geof Stapledon, BEc, LLB (Hons), DPhil, FCIS (BHP Billiton Plc) and Elizabeth Hobley, BA (Hons), ACIS (BHP Billiton Plc). Each such individual has experience in a company secretariat role or other relevant fields arising from time spent in such roles within BHP Billiton, large listed companies or other relevant entities.

5.7    Indemnities and insurance

Rule 146 of the BHP Billiton Limited Constitution and Article 146 of the BHP Billiton Plc Articles of Association require each Company to indemnify, to the extent permitted by law, each Director, Secretary or Executive Officer of BHP Billiton Limited and BHP Billiton Plc respectively against liability incurred in, or arising out of, the conduct of the business of the Company or the discharge of the duties of the Director, Secretary and Executive Officer. The Directors named in section 3.2 of this Annual Report, the Executive Officers and the Company Secretaries of BHP Billiton Limited and BHP Billiton Plc have the benefit of this requirement, as do individuals who formerly held one of those positions.

In accordance with this requirement, BHP Billiton Limited and BHP Billiton Plc have entered into Deeds of Indemnity, Access and Insurance (Deeds of Indemnity) with each of their respective Directors. The Deeds of Indemnity are qualifying third party indemnity provisions for the purposes of the UK Companies Act 2006 and each of these qualifying third party indemnities was in force as at the date of this Directors’ Report.

We have a policy that we will, as a general rule, support and hold harmless an employee, including an employee appointed as a Director of a subsidiary, who, while acting in good faith, incurs personal liability to others as a result of working for us.

In addition, as part of the arrangements to effect the demerger of South32, we have agreed to indemnify certain former Directors, Secretaries and Executive Officers of BHP Billiton, who have transitioned to South32, from certain claims and liabilities incurred in their capacity as Directors or Officers of South32.

From time to time, we engage our External Auditor, KPMG, to conduct non-statutory audit work and provide other services in accordance with our policy on the provision of other services by the External Auditor. The terms of engagement in the UK include that we must compensate and reimburse KPMG LLP, and protect KPMG LLP against any loss, damage, expense, or liability incurred by KPMG LLP in respect of third party claims arising from a breach by the Group of any obligation under the engagement terms.

We have insured against amounts that we may be liable to pay to Directors, Company Secretaries or certain employees (including former Officers) pursuant to Rule 146 of the Constitution of BHP Billiton Limited and Article 146 of the Articles of Association of BHP Billiton Plc or that we otherwise agree to pay by way of indemnity. The insurance policy also insures Directors, Company Secretaries and some employees (including former Officers) against certain liabilities (including legal costs) they may incur in carrying out their duties.

We have paid premiums for this Directors’ and Officers’ insurance of US$2,068,352 net during FY2015.

No indemnity in favour of a current or former officer of BHP Billiton Limited or BHP Billiton Plc, or in favour of the External Auditor, has been called on during FY2015.

5.8    Employee policies

Our people are fundamental to our success. At BHP Billiton, we are committed to shaping a culture where our employees are provided with opportunities to develop, are valued and are encouraged to contribute toward making work safer, simpler and more productive. We strongly believe that having employees who are engaged and connected to our organisation, reinforces our shared purpose aligned to Our BHP Billiton Charter and will result in a more harmonious workplace.

Further information in relation to employee engagement and employee policies, including communications and disabilities, can be found in section 1.13.2.

5.9    Corporate governance

The UK Financial Conduct Authority’s Disclosure and Transparency Rules (DTR 7.2) require that certain information be included in a corporate governance statement set out in the Directors’ Report. BHP Billiton has an existing practice of issuing a separate corporate governance statement as part of its Annual Report. The information required by the Disclosure and Transparency Rules and the UK Financial Conduct Authority’s Listing Rules (LR 9.8.6) is located in section 3, with the exception of the information referred to in LR 9.8.6 (1), (3) and (4) and DTR 7.2.6, which is located in sections 5.2, 5.3, 5.17 and 5.20 of this Annual Report.

5.10    Dividends

A final dividend of 62 US cents per share will be paid on 29 September 2015, resulting in total dividends in respect of FY2015 of 124 US cents per share. Details of the dividends paid are set out in sections 1.6.3 and note 19 ‘Dividends’ to the Financial Statements and details of the dividend policy are set out in sections 1.6.3 and 9.7 of this Annual Report.

5.11    Auditors

A resolution to reappoint KPMG LLP as the auditor of BHP Billiton Plc will be proposed at the 2015 Annual General Meetings in accordance with section 489 of the UK Companies Act 2006.

During FY2015, Lindsay Maxsted was the only officer of BHP Billiton who previously held the role of director or partner of the Group’s External Auditor at a time when the Group’s External Auditor conducted an audit of the Group. His prior relationship with KPMG is outlined in section 3.10 of this Annual Report. Lindsay Maxsted was not part of the KPMG audit practice after 1980 and, while at KPMG, was not in any way involved in, or able to influence, any audit activity associated with BHP Billiton.

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

5.12    Non-audit services

Details of the non-audit services undertaken by our External Auditor, including the amounts paid for non-audit services, are set out in note 38 ‘Auditor’s remuneration’ to the Financial Statements. All non-audit services were approved in accordance with the process set out in the Policy on Provision of Audit and Other Services by the External Auditor, and no non-audit services were carried out that were specifically excluded by the Policy on Provision of Audit and Other Services by the External Auditor. Based on advice provided by the Risk and Audit Committee, the Directors have formed the view that the provision of non-audit services is compatible with the general standard of independence for auditors, and that the nature of non-audit services means that auditor independence was not compromised.

Further information about our policy in relation to the provision of non-audit services by the auditor is set out in section 3.14.1 of this Annual Report.

5.13    Political donations

No political contributions/donations for political purposes were made by the Group to any political party, politician, elected official or candidate for public office during FY2015.(1)

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

5.15    Class order

BHP Billiton Limited is a company of a kind referred to in Australian Securities and Investments Commission (ASIC) Class Order No. 98/100 dated 10 July 1998. Amounts in this Directors’ Report and the Financial

Statements, except estimates of future expenditure or where otherwise indicated, have been rounded to the nearest million dollars in accordance with that Class Order.

5.16    Proceedings on behalf of BHP Billiton Limited

No proceedings have been brought on behalf of BHP Billiton Limited, nor any application made, under section 237 of the Australian Corporations Act 2001.

5.17    Directors’ shareholdings

Except for Malcolm Brinded and Andrew Mackenzie, as at the date of this Directors’ Report, the information pertaining to shares in BHP Billiton Limited and BHP Billiton Plc held directly, indirectly or beneficially, by Directors is the same as set out in the table in section 4.4.27. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities.

As at the date of this Directors’ Report, Malcolm Brinded indirectly holds 32,000 shares in BHP Billiton Plc and Andrew Mackenzie holds (either directly, indirectly or beneficially) 266,246 shares in BHP Billiton Plc and 16,575 shares in BHP Billiton Limited. Andrew Mackenzie holds rights and options over 340,288 shares in BHP Billiton Plc and 512,087 shares in BHP Billiton Limited as at the date of this Directors’ Report.

5.18    GMC members’ shareholdings (other than Directors)

As at 30 June 2015, the information pertaining to shares in BHP Billiton Limited and BHP Billiton Plc held directly, indirectly or beneficially, by those senior executives who were members of the GMC during FY2015 (other than the Executive Director) is set out in the table in section 4.4.27. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities.

As at the date of this Directors’ Report, the information pertaining to shares in BHP Billiton Limited and BHP Billiton Plc held directly, indirectly or beneficially, by those senior executives who were members of the GMC during FY2015 (other than the Executive Director) is as follows and, where applicable, the information also includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities:

GMC Member (1) (2)	BHP Billiton entity	As at date of Directors’ Report
Peter Beaven	BHP Billiton Limited BHP Billiton Plc	238,085 –
Tony Cudmore	BHP Billiton Limited BHP Billiton Plc	– –
Tim Cutt (3)	BHP Billiton Limited BHP Billiton Plc	79,507 –
Dean Dalla Valle	BHP Billiton Limited BHP Billiton Plc	148,164 –
Geoff Healy	BHP Billiton Limited BHP Billiton Plc	3,000 –
Mike Henry	BHP Billiton Limited BHP Billiton Plc	38,039 180,543
Daniel Malchuk	BHP Billiton Limited BHP Billiton Plc	86,927 –
Athalie Williams	BHP Billiton Limited BHP Billiton Plc	21,457 –
Jimmy Wilson	BHP Billiton Limited BHP Billiton Plc	142,763 59,301

(1)	New member appointed to the GMC during FY2015 was Athalie Williams (appointed 1 January 2015).

(2)	Karen Wood, Graham Kerr, Mike Fraser and Jane McAloon ceased to be members of the GMC on 19 August 2014, 1 October 2014, 1 January 2015 and 1 June 2015, respectively. The disclosed holdings as at 30 June 2015 set out in section 4.4.27 of the Annual Report reflect the holdings as at the date of the individual ceasing to be a member of the GMC.

(3)	940 BHP Billiton Limited shares are held in the form of 470 American Depositary Shares.

5.19    Performance in relation to environmental regulation

BHP Billiton seeks to be compliant with all applicable environmental laws and regulations relevant to its operations. We monitor compliance on a regular basis, including through external and internal means, to ensure that the risk of non-compliance is minimised.

Fines and prosecutions

In FY2015, BHP Billiton received 13 fines at our operated assets, with a total value of US$32,454.

Two fines totalling US$17,963 were received in respect of the Cannington silver-lead-zinc mine for contravention of permit conditions at the port facility. One fine was for particulates from a dust collector baghouse stack being above release limit, and the other fine was for failure to notify the event in the timeframe required. Actions including real-time monitoring and process interlocks were implemented to prevent such an incident recurring.

BHP Billiton Mitsubishi Alliance received two fines totalling US$11,371 for separate non-compliances at the Caval Ridge Mine and Saraji Mine. Both incidents were related to uncontrolled releases of mine-affected water that did not meet the conditions of each operation’s Environmental Authority governed by the Queensland Environmental Protection Act (1994). Corrective and preventative actions have been implemented to prevent these events recurring.

The nine other fines, totalling US$3,120, were levied in North America and South Africa where our operations were cited for activities including exceeding discharge quality levels, unauthorised land disturbance, failure to update facility contact information and a delinquent mechanical integrity test. The impacted assets are reviewing measures, or have implemented actions, to prevent these incidents from occurring in the future.

Greenhouse gas emissions

The UK Companies Act 2006 requires the Company, to the extent practicable, to obtain relevant information on the Company’s annual quantity of greenhouse gas emissions, which is reported in tonnes of carbon dioxide equivalent. The Company’s total FY2015 greenhouse gas emissions and intensity are set out in sections 1.10 and 1.14.4 of this Annual Report.

Further information in relation to environmental performance, including environmental regulation, can be found in section 1.14 of this Annual Report and in the Sustainability Report, which is available online at www.bhpbilliton.com.

5.20    Share capital, restrictions on transfer of shares and other additional information

Information relating to BHP Billiton Plc’s share capital structure, restrictions on the holding or transfer of its securities or on the exercise of voting rights attaching to such securities, certain agreements triggered on a change of control and the existence of branches of BHP Billiton outside of the United Kingdom, is set out in the following sections of this Annual Report:

•	Section 1.4 (BHP Billiton locations)

•	Section 5.2 (Share capital and buy-back programs)

•	Section 9.3 (Organisational structure)

•	Section 9.4 (Material contracts)

•	Section 9.5 (Constitution)

•	Section 9.6 (Share ownership)

•	Section 9.11 (Government regulations)

•	Note 17 ‘Share capital’ and note 25 ‘Employee share ownership plans’ to the Financial Statements.

Further details of all unvested equity awards as at the date of this Directors’ Report, including shares issued upon exercise of equity awards, are set out in note 25 ‘Employee share ownership plans’ to the Financial Statements. Details of movements in share capital during and since the end of the financial year are set out in note 17 ‘Share capital’ to the Financial Statements.

The Directors’ Report is approved in accordance with a resolution of the Board.

Jac Nasser AO

Chairman

Andrew Mackenzie

Chief Executive Officer

Dated: 10 September 2015

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

This section summarises the significant legal proceedings and investigations in which we are currently involved or have finalised since the last Annual Report.

Actions concerning Cerrejón privatisation

As disclosed in last year’s Annual Report, three actions were commenced by the non-government organisation, Corporación Colombia Transparente (CCT) against various defendants, including Billiton Investment 3 BV and Billiton Investment 8 BV, in connection with the privatisation of 50 per cent of the Cerrejón Zona Norte (CZN) mining complex in Colombia in 2002 (i.e. Popular Actions 1,029, 1,032 and 1,048). These actions are now at an end, with the Court finding against CCT in favour of the defendants, including Billiton Investment 3 BV and Billiton Investment 8 BV.

A separate action referred to in last year’s Annual Report arising out of the privatisation of the CZN mining complex brought by Mr Martín Nicolás Barros Choles against various defendants, including Carbones del Cerrejón Limited (which is 33 per cent owned by Billiton Investment 3 BV) has also come to an end with the Court finding against Mr Choles and in favour of the defendants, including Carbones del Cerrejón Limited.

Anti-corruption investigation

In May 2015, the Group announced the resolution of the previously disclosed investigation by the US Securities and Exchange Commission (SEC) into potential breaches of the US Foreign Corrupt Practices Act (FCPA). The US Department of Justice has also completed its investigation into BHP Billiton without taking any action.

The investigations related primarily to previously terminated minerals exploration and development efforts, as well as hospitality provided by BHP Billiton at the 2008 Beijing Olympic Games. The US investigations have now been concluded on all matters.

The matter was resolved with the SEC pursuant to an administrative order, which imposed a US$25 million civil penalty. The SEC order made no findings of corrupt intent or bribery by BHP Billiton.

The SEC’s findings related to a hospitality program hosted by BHP Billiton that supported its sponsorship of the 2008 Beijing Olympic Games. As part of this program, BHP Billiton invited customers, suppliers, business partners, and government officials, along with BHP Billiton employees, to the 2008 Beijing Olympic Games. While BHP Billiton made efforts at the time to address the risks related to inviting government officials to the 2008 Beijing Olympics, the controls it relied upon were insufficient to satisfy the civil books and records and internal accounting controls requirements of the FCPA.

The SEC noted the ‘significant cooperation’ BHP Billiton provided during the extensive investigation, which commenced in 2009. It also noted the ‘significant remedial actions’ BHP Billiton has taken over the past five years to enhance its compliance program.

At the time of its sponsorship of the 2008 Beijing Olympics and Paralympics, BHP Billiton had no independent compliance function. Instead, accountability for complying with BHP Billiton’s anti-corruption policies, which were set out in BHP Billiton’s Guide to Business Conduct, was vested in its operating business units. BHP

Billiton has since created an independent compliance function that reports to the head of the legal function and the Risk and Audit Committee of the BHP Billiton Board. Today, this compliance function would be required to approve any offer of hospitality of this kind to a government official. Under the SEC order, BHP Billiton will self-report on its compliance program to the SEC for a period of 12 months following the date of the SEC order (20 May 2015).

As previously disclosed, an investigation by the Australian Federal Police (AFP) is ongoing and the Group continues to co-operate. In light of the continuing nature of the AFP investigation, it is not appropriate at this stage for BHP Billiton to predict outcomes.

7    Financial Statements

Refer to the pages beginning on page F-1 in this annual report.

8    Glossary

8.1    Mining, oil and gas-related terms

Term	Definition
2D	Two dimensional seismic.

3D	Three dimensional seismic.

Alumina	Aluminium oxide (Al2O3). Alumina is produced from bauxite in the refining process. Alumina is then converted (reduced) in an electrolysis cell to produce aluminium metal.

Ash	Inorganic material remaining after combustion.

AusIMM	The Australasian Institute of Mining and Metallurgy.

Bauxite	The chief ore of aluminium.

Beneficiation	The process of physically separating ore from gangue (waste material) prior to subsequent processing of the beneficiated ore.

Brownfield	An exploration or development project located within an existing mineral province, which can share infrastructure and management with an existing operation.

Butane	A component of natural gas that occurs in two isomeric forms. Where sold separately, is largely butane gas that has been liquefied through pressurisation. One tonne of ethane is approximately equivalent to 14 thousand cubic feet of gas.

Coal Reserves	The same meaning as Ore Reserves, but specifically concerning coal.

Coking coal	Used in the manufacture of coke, which is used in the steelmaking process by virtue of its carbonisation properties. Coking coal may also be referred to as metallurgical coal.

Condensate	A mixture of hydrocarbons that exist in gaseous form in natural underground reservoirs, but which condense to form a liquid at atmospheric conditions.

Copper cathode	Electrolytically refined copper that has been deposited on the cathode of an electrolytic bath of acidified copper sulphate solution. The refined copper may also be produced through leaching and electrowinning.

Conventional Petroleum Resources	Hydrocarbon accumulations that can be produced by a well drilled into a geologic formation in which the reservoir and fluid characteristics permit the hydrocarbons to readily flow to the wellbore without the use of specialised extraction technologies.

Crude oil	A mixture of hydrocarbons that exist in liquid form in natural underground reservoirs, and remain liquid at atmospheric pressure after being produced at the well head and passing through surface separating facilities.

Cut-off grade	A nominated grade above which is defined an Ore Reserve. For example, the lowest grade of mineralised material that qualifies as economic for estimating an Ore Reserve.

Term	Definition
Dated Brent	A benchmark price assessment of the spot market value of physical cargoes of North Sea light sweet crude oil.

Electrowinning/electrowon	An electrochemical process in which metal is recovered by dissolving a metal within an electrolyte and plating it onto an electrode.

Energy coal	Used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steaming or thermal coal.

Ethane	A component of natural gas. Where sold separately, is largely ethane gas that has been liquefied through pressurisation. One tonne of ethane is approximately equivalent to 27.9 thousand cubic feet of gas.

FAusIMM	Fellow of the Australasian Institute of Mining and Metallurgy.

Field	An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated vertically by intervening impervious strata, or laterally by local geologic barriers, or by both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms ‘structural feature’ and ‘stratigraphic condition’ are intended to identify localised geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc. (per SEC Regulation S-X, Rule 4-10).

Flotation	A method of selectively recovering minerals from finely ground ore using a froth created in water by specific reagents. In the flotation process, certain mineral particles are induced to float by becoming attached to bubbles of froth and the unwanted mineral particles sink.

FPSO (Floating, production, storage and off-take)	A floating vessel used by the offshore oil and gas industry for the processing of hydrocarbons and for storage of oil. An FPSO vessel is designed to receive hydrocarbons produced from nearby platforms or subsea templates, process them and store oil until it can be offloaded onto a tanker.

Grade	Any physical or chemical measurement of the characteristics of the material of interest in samples or product.

Greenfield	The development or exploration located outside the area of influence of existing mine operations/infrastructure.

GSSA	Geological Society of South Africa.

Heap leach(ing)	A process used for the recovery of metals such as copper, nickel, uranium and gold from low-grade ores. The crushed material is laid on a slightly sloping, impermeable pad and leached by uniformly trickling (gravity fed) a chemical solution through the beds to ponds. The metals are recovered from the solution.

Term	Definition
Hypogene Sulphide	Hypogene mineralisation is formed by fluids at high temperature and pressure derived from magmatic activity. Hypogene sulphide consists predominantly of chalcopyrite and is not amenable to leaching technology.

ICSID (International Centre for Settlement of Investment Disputes)	ICSID is an autonomous international institution that provides facilities and services to support conciliation and arbitration of international investment disputes between investors and States. ICSID was established under the Convention on the Settlement of Investment Disputes between States and Nationals of Other States (the ICSID Convention), with over 140 member States.

JORC Code	A set of minimum standards, recommendations and guidelines for public reporting in Australasia of Exploration Results, Mineral Resources and Ore Reserves. The guidelines are defined by the Australasian Joint Ore Reserves Committee (JORC), which is sponsored by the Australian mining industry and its professional organisations.

Kriging	A geostatistical method of estimating resources based on a mathematical function known as a semivariogram.

Leaching	The process by which a soluble metal can be economically recovered from minerals in ore by dissolution.

LNG (Liquefied natural gas)	Consists largely of methane that has been liquefied through chilling and pressurisation. One tonne of LNG is approximately equivalent to 45.9 thousand cubic feet of natural gas.

LOI (Loss on ignition)	A measure of the percentage of volatile matter (liquid or gas) contained within a mineral or rock. LOI is determined to calculate loss in mass during pyroprocessing.

LPG (Liquefied petroleum gas)	Consists of propane and butane and a small amount (less than two per cent) of ethane that has been liquefied through pressurisation. One tonne of LPG is approximately equivalent to 11.6 barrels of oil.

MAIG	Member of the Australian Institute of Geoscientists.

Marketable Coal Reserves	Tonnes of coal available, at specified moisture content and air-dried qualities, for sale after the beneficiation of Coal Reserves.

MAusIMM	Member of the Australasian Institute of Mining and Metallurgy.

Metallurgical coal	A broader term than coking coal, which includes all coals used in steelmaking, such as coal used for the pulverised coal injection process.

Metocean	A term that is commonly used in the offshore oil and gas industry to describe the physical environment and surrounds (i.e. an environment near an offshore oil and gas working platform).

Mineralisation	Any single mineral or combination of minerals occurring in a mass, or deposit, of economic interest.

NGL (Natural gas liquids)	Consists of propane, butane and ethane – individually or as a mixture.

Term	Definition
OC/OP (Open-cut/open-pit)	Surface working in which the working area is kept open to the sky.

Ore Reserves

That part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserves determination. To establish this, studies appropriate to the type of mineral deposit involved have been carried out to estimate the quantity, grade and value of the ore mineral(s) present. In addition, technical studies have been completed to determine realistic assumptions for the extraction of the minerals including estimates of mining, processing, economic, marketing, legal, environmental, social and governmental factors. The degree of these studies is sufficient to demonstrate the technical and economic feasibility of the project and depends on whether or not the project is an extension of an existing project or operation. The estimates of minerals to be produced include allowances for ore losses and the treatment of unmineralised materials which may occur as part of the mining and processing activities. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proven Ore Reserves.

PEGNL	Association of Professional Engineers and Geoscientists of Newfoundland and Labrador.

Probable Ore Reserves

Ore Reserves for which quantity and grade and/or quality are computed from information similar to that used for Proven Ore Reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven Ore Reserves, is high enough to assume continuity between points of observation.

Propane	A component of natural gas. Where sold separately, is largely propane gas that has been liquefied through pressurisation. One tonne of ethane is approximately equivalent to 19 thousand cubic feet of gas.

Proved oil and gas reserves	Those quantities of oil, gas, and natural gas liquids, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation (from SEC Modernization of Oil and Gas Reporting, 2009, 17 CFR Parts 210, 211, 229 and 249).

Proven Ore Reserves

Ore Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Term	Definition
Qualified petroleum reserves and resources evaluator	A qualified petroleum reserves and resources evaluator, as defined in Chapter 19 of the ASX Listing Rules.

Reserve life	Current stated Ore Reserves estimate divided by the current approved nominated production rate as at the end of the financial year.

ROM	Run of mine product mined in the course of regular mining activities.

SACNASP	South African Council for Natural Scientific Professions.

SAIMM	The Southern African Institute of Mining and Metallurgy.

Solvent extraction	A method of separating one or more metals from a leach solution by treating with a solvent that will extract the required metal, leaving the others. The metal is recovered from the solvent by further treatment.

Spud	Commence drilling of an oil or gas well.

SP (Stockpile)	An accumulation of ore or mineral built up when demand slackens or when the treatment plant or beneficiation equipment is incomplete or temporarily unable to process the mine output; any heap of material formed to create a buffer for loading or other purposes or material dug and piled for future use.

Supergene Sulphide	Supergene is a term used to describe near-surface processes and their products, formed at low temperature and pressure by the activity of descending water. Supergene sulphide is mainly formed of chalcocite and covellite and is amenable to heap leaching.

Tailings	Those portions of washed or milled ore that are too poor to be treated further or remain after the required metals and minerals have been extracted.

TLP (Tension leg platform)	A vertically moored floating facility for production of oil and gas.

Total Coal Reserves	Run of mine Coal Reserves as outputs from the mining activities.

Total Ore Reserves	Proven Ore Reserves plus Probable Ore Reserves.

Unconventional Petroleum Resources	Hydrocarbon accumulations which are generally pervasive in nature and may be continuous throughout a large area requiring specialised(1) extraction technologies to produce or recover. Examples include, but are not limited to coalbed methane, basin-centred gas, shale gas, gas hydrates, natural bitumen (tar sands), and oil shale deposits.

Yield	The percentage of material of interest that is extracted during mining and/or processing.

(1)	Examples of specialised technologies include: dewatering of coalbed methane, massive fracturing programs for shale gas, steam and/or solvents to mobilise bitumen for in-situ recovery, and, in some cases, mining activities.

8.2    Non-mining, oil and gas terms

Term	Definition
1SAP	1SAP is a business-led initiative to achieve Company-wide alignment of our business critical data and processes, supported by one integrated system (SAP). This single system provides us access to common data and streamlines common processes.

A$	Australian dollars being the currency of the Commonwealth of Australia.

ADR (American Depositary Receipt)	Instruments that trade on the NYSE.

ADS (American Depositary Share)	A share issued under a deposit agreement that has been created to permit US-resident investors to hold shares in non-US companies and trade them on the stock exchanges in the United States. One ADS is equal to two BHP Billiton Limited shares. Similarly one ADS is equal to two BHP Billiton Plc ordinary shares. ADSs are evidenced by American Depositary Receipts, or ADRs, which are the instruments that trade on the NYSE.

ASIC (Australian Securities and Investments Commission)	The Australian Government agency that enforces laws relating to companies, securities, financial services and credit in order to protect consumers, investors and creditors.

ASX (Australian Securities Exchange)	ASX is a multi-asset class vertically integrated exchange group that functions as a market operator, clearing house and payments system facilitator. It oversees compliance with its operating rules, promotes standards of corporate governance among Australia’s listed companies and helps educate retail investors.

Australian Tax Treaty	A tax convention between Australia and the United States as to the avoidance of double taxation.

BHP Billiton	Being both companies in the Dual Listed Company structure, BHP Billiton Limited and BHP Billiton Plc.

BHP Billiton Limited share	A fully paid ordinary share in the capital of BHP Billiton Limited.

BHP Billiton Limited shareholders	The holders of BHP Billiton Limited shares.

BHP Billiton Limited Special Voting Share	A single voting share issued to facilitate joint voting by shareholders of BHP Billiton Limited on Joint Electorate Actions.

BHP Billiton Plc share	A fully paid ordinary share in the capital of BHP Billiton Plc.

BHP Billiton Plc shareholders	The holders of BHP Billiton Plc shares.

BHP Billiton Plc Special Voting Share	A single voting share issued to facilitate joint voting by shareholders of BHP Billiton Plc on Joint Electorate Actions.

Board	The Board of Directors of BHP Billiton.

Business	Refers to one of BHP Billiton’s Petroleum and Potash; Copper; Iron Ore; Coal; Aluminium, Manganese and Nickel Business Groups formed in May 2013. Collectively, they are referred to as the Businesses.

CEO	Chief Executive Officer.

Term	Definition
CFR (Cost and freight... named port of destination)	The seller must pay the costs and freight necessary to bring the goods to the named port of destination, but the risk of loss of, or damage to the goods, as well as any additional costs due to events occurring after the time the goods have been delivered on board the vessel, is transferred from the seller to the buyer when the goods pass the ship’s rail in the port of shipment. The CFR term requires the seller to clear the goods for shipment.

Community investment	Contributions made to support communities in which we operate or have an interest. Our contributions to community programs comprise cash, in-kind support and administration costs. Our targeted level of contribution is one per cent of pre-tax profit calculated on the average of the previous three years’ pre-tax profit as reported.

Continuing operations	Assets/operations/entities that were owned and/or operated by BHP Billiton during FY2015 and were not included in the demerger of South32.

CSG (Customer Sector Group)	Prior to 10 May 2013, referred to as a BHP Billiton product-based global business unit.

CY20XX	Refers to the calendar year ending 31 December 20XX, where XX is the two-digit number of the year.

Discontinued operations	Assets/operations/entities that were owned and/or operated by BHP Billiton during FY2015 and demerged into a new company (South32) on 25 May 2015.

Dividend Record Date	The date, determined by a company’s board of directors, by when an investor must be recorded as an owner of shares in order to qualify for a forthcoming dividend.

DLC	Dual Listed Company.

DLC merger	The Dual Listed Company merger between BHP Billiton Limited and BHP Billiton Plc on 29 June 2001.

DLC structure	The corporate structure resulting from the DLC merger.

EBIT	Earnings before net finance costs and taxation.

EITI (Extractive Industries Transparency Initiative)	An international initiative dedicated to the enhancement of transparency around the payments of taxes and royalties derived from resource development.

Equalisation Share	A share that has been authorised to be issued to enable a distribution to be made by the BHP Billiton Plc Group to the BHP Billiton Limited Group or by the BHP Billiton Limited Group to the BHP Billiton Plc Group (as applicable) should this be required under the terms of the DLC merger.

FOB (Free on board ... named port of shipment)	The seller delivers when the goods pass the ship’s rail at the named port of shipment. This means that the buyer has to bear all costs and risks of loss of, or damage to the goods from that point. The FOB term requires the seller to clear the goods for export. This term can be used only for sea or inland waterway transport.

Term	Definition
FPIC (Free prior informed consent)	A principle requiring that individuals and communities should be informed – in appropriate, accessible language – about projects that might take place on their land. It also guarantees that they are given the opportunity to give or withhold their consent to a project before it commences.

FY20XX	Refers to the financial year ending 30 June 20XX, where XX is the two-digit number for the year.

GAAP	Generally accepted accounting principles.

Gearing	The ratio of net debt to net debt plus net assets.

GHG (Greenhouse gas)	For BHP Billiton reporting purposes, these are the aggregate anthropogenic carbon dioxide equivalent emissions of carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulphur hexafluoride (SF6).

Group	BHP Billiton Limited, BHP Billiton Plc and their subsidiaries.

Group Function

Group Functions act as agents of the Group Management Committee (GMC). They operate under a defined set of mandates that relate to:

the governance of BHP Billiton;

the CEO limits established by the BHP Billiton Board;

the activities necessary to improve the effectiveness of the Group.

GLD (Group Level Document)	The documents that give effect to the mandatory requirements arising from the BHP Billiton Operating Model as approved by the GMC. They describe the mandatory minimum performance requirements and accountabilities for definitive business obligations, processes, functions and activities across BHP Billiton.

GMC (Group Management Committee)	The executive management group within BHP Billiton as determined by the CEO. Its role is defined by the GMC Terms of Reference.

IFRS (International Financial Reporting Standards)	Accounting standards as issued by the International Accounting Standards Board.

Implementation Deed	The Implementation Deed entered into on 17 March 2015 between BHP Billiton Ltd, BHP Billiton Plc and South32 Limited.

JSE	Johannesburg Stock Exchange.

JV	Joint venture.

KMP (Key Management Personnel)	Persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly (including Executive Directors), and Non-executive Directors. For BHP Billiton it includes the GMC.

KPI (Key Performance Indicator)	Used to measure the performance of the Group, individual businesses and executives in any one year.

LME	London Metal Exchange.

Term	Definition
LSE	London Stock Exchange.

Major capital projects	Projects where the investment commitment exceeds the Group approval threshold, or complexity or associated reputational risk or exposure necessitates review at a Group level (and within the Group investment process).

Marketing	Refers to the BHP Billiton staff, processes and activities that provide marketing services to the whole organisation.

NYMEX (New York Mercantile Exchange)	A New York physical futures exchange that trades energy commodities (i.e. crude oil and natural gas) and precious metals in futures and options markets.

NYSE	New York Stock Exchange.

Occupational illness	An illness that occurs as a consequence of work-related activities or exposure. It includes acute or chronic illnesses or diseases, which may be caused by inhalation, absorption, ingestion or direct contact.

OEL (Occupational exposure limit)	The concentration of a substance or agent, exposure to which, according to current knowledge, should not cause adverse health effects nor cause undue discomfort to nearly all workers.

OSHA	United States Government Occupational Safety and Health Administration.

Platts	Platts is a global provider of energy, petrochemicals, metals and agriculture information, and a premier source of benchmark price assessments for those commodity markets.

Project investment	Total budgeted capital expenditure on growth projects under development at year-end. Refer to section 2.4 of this Annual Report, for a full listing of these growth projects.

Quality-of-life indicators	Measures of people’s overall wellbeing, including material well-being (standard of living) and non-material components such as the quality of the environment, national security, personal safety, and political and economic freedoms.

Quoted	In the context of American Depositary Shares (ADS) and listed investments, the term ‘quoted’ means ‘traded’ on the relevant exchange.

REi (Resource Endowment initiative)	An initiative of the International Council on Mining and Metals to enhance industry’s socio-economic contribution to the countries and communities where organisations such as BHP Billiton operate, by better understanding the factors that either inhibit or promote social and economic development linked to large-scale mining projects.

ROCE (Return on capital employed)	Calculated as earnings from operations, excluding exceptional items and net finance costs (after tax), divided by average capital employed. Average capital employed is calculated as net assets less net debt.

SEC (United States Securities and Exchange Commission)	United States regulatory commission that aims to protect investors, maintain fair, orderly and efficient markets and facilitate capital formation.

Term	Definition
Senior manager	An employee who has responsibility for planning, directing or controlling the activities of the entity or a strategically significant part of it. In the Strategic Report, senior manager includes senior leaders and any persons who are directors of any subsidiary company even if they are not senior leaders.

Shareplus	All-employee share purchase plan.

Shareholder Circular	The Shareholder Circular dated 16 March 2015 relating to the demerger of South32 Limited from BHP Billiton.

South32	South32 Limited.

South32 share	A fully paid ordinary share in the capital of South 32 Limited.

Strate	South Africa’s Central Securities Depositary for the electronic settlement of financial instruments.

TRIF (Total recordable injury frequency)	The sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) x 1,000,000 ÷ actual hours worked. Stated in units of per million hours worked. BHP Billiton adopts the US Government Occupational Safety and Health Administration guidelines for the recording and reporting of occupational injury and illnesses. Excludes non-operated assets.

TSR (Total shareholder return)	TSR measures the return delivered to shareholders over a certain period through the change in share price and any dividends paid. It is the measure used to compare BHP Billiton’s performance to that of other relevant companies under the LTIP.

UKLA (United Kingdom Listing Authority)	Term used when the UK Financial Conduct Authority (FCA) acts as the competent authority under Part VI of the UK Financial Services and Markets Act (FSMA).

Underlying EBIT	Calculated as earnings before net finance costs, taxation, Discontinued operations and any exceptional items.

Underlying EBIT margin	Calculated as Underlying EBIT excluding third party product profit from operations, divided by revenue net of third party product revenue.

US$	The Group’s reporting currency and the functional currency of the majority of its operations is the US dollar, as this is assessed to be the principal currency of the economic environments in which they operate.

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

8.3    Terms used in reserves

Term	Definition
Ag	silver
Au	gold
Cu	copper
CV	calorific value
Fe	iron
Fe2O3	iron oxide
Insol	insolubles
LOI	loss on ignition
Met	metallurgical coal
Mo	molybdenum
Ni	nickel
P	phosphorous
Pb	lead
Pc	phosphorous in concentrate
PPCc	LOI in concentrate
S	sulphur
SCu	soluble copper
SiO2	silica
TCu	total copper
Th	thermal coal
U3O8	uranium oxide
VM	volatile matter
Zn	zinc

8.4    Units of measure

Abbreviation	Description
%	percentage or per cent
bbl/d	barrels per day
boe	barrels of oil equivalent – 6,000 scf of natural gas equals 1 boe
dmt	dry metric tonne
dmtu	dry metric tonne unit
g/t	grams per tonne
ha	hectare
kcal/kg	kilocalories per kilogram
kg/tonne or kg/t	kilograms per tonne
km	kilometre
koz	kilo-ounce
kV	kilovolt
kt	kilotonnes
ktpa	kilotonnes per annum
ktpd	kilotonnes per day
kdwt	thousand deadweight tonnes
m	metre
ML	megalitre
mm	millimetre
MMboe	million barrels of oil equivalent
MMBtu	million British thermal units – 1 scf of natural gas equals 1,010 Btu
MMcf/d	million cubic feet per day
Mbbl/d	thousand barrels per day
MMbbl/d	million barrels per day
MMcm/d	million cubic metres per day
Mscf	thousand standard cubic feet
Mt	million tonnes
Mtpa	million tonnes per annum
MW	megawatt
psi	pounds per square inch
ppm	parts per million
scf	standard cubic feet
t	tonne
TJ	terajoule
TJ/d	terajoules per day
tpa	tonnes per annum
tpd	tonnes per day
tph	tonnes per hour
wmt	wet metric tonnes

9    Shareholder information

9.1    History and development

BHP Billiton Limited (formerly BHP Limited and, before that, The Broken Hill Proprietary Company Limited) was incorporated in 1885 and is registered in Australia with ABN 49 004 028 077. BHP Billiton Plc (formerly Billiton Plc) was incorporated in 1996 and is registered in England and Wales with registration number 3196209. Successive predecessor entities to BHP Billiton Plc have operated since 1860.

Since 29 June 2001, we have operated under a Dual Listed Company (DLC) structure. Under the DLC structure, the two parent companies, BHP Billiton Limited and BHP Billiton Plc, operate as a single economic entity, run by a unified Board and management team. More details of the DLC structure can be found in section 9.3.2 of this Annual Report.

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

In addition, BHP Billiton Limited and BHP Billiton Plc are listed on the New York Stock Exchange (NYSE) in the United States. Trading on the NYSE is via American Depositary Shares (ADSs), each representing two ordinary shares which are evidenced by American Depositary Receipts (ADRs). Citibank N.A. (Citibank) is the Depositary for both ADS programs. BHP Billiton Limited’s ADSs have been listed for trading on the NYSE (ticker BHP) since 28 May 1987 and BHP Billiton Plc’s since 25 June 2003 (ticker BBL).

9.3    Organisational structure

9.3.1    General

The BHP Billiton Group consists of the BHP Billiton Limited Group and the BHP Billiton Plc Group, operating as a combined enterprise, following the completion of the DLC merger in June 2001. Refer to note 30 ‘Subsidiaries’ to the Financial Statements for a full list of BHP Billiton Limited and BHP Billiton Plc subsidiaries.

The BHP Billiton DLC merger was designed to place shareholders of both companies in a position where they effectively have an interest in a single group that combines the assets, and is subject to the liabilities, of both companies.

9.3.2    DLC structure

The principles of the BHP Billiton DLC are reflected in the DLC Structure Sharing Agreement and include the following:

•	the two companies are to operate as if they are a single unified economic entity, through Boards of Directors that comprise the same individuals and a unified senior executive management team;

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

•	certain DLC equalisation principles must be observed. These are designed to ensure that for so long as the Equalisation Ratio between a BHP Billiton Limited share and a BHP Billiton Plc share is 1:1, the economic and voting interests in the combined BHP Billiton Group resulting from the holding of one BHP Billiton Limited share are equivalent to that resulting from the holding of one BHP Billiton Plc share. Further details are set out in the sub-section ‘Equalisation of economic and voting rights’ below.

Additional documents that affect the DLC include:

•	BHP Billiton Limited Constitution

•	BHP Billiton Plc Articles of Association

•	BHP Billiton Special Voting Shares Deed

•	BHP Billiton Limited Deed Poll Guarantee

•	BHP Billiton Plc Deed Poll Guarantee.

Australian Foreign Investment Review Board (FIRB) conditions

The Treasurer of Australia approved the DLC merger subject to certain conditions, the effect of which was to require that, among other things, BHP Billiton Limited continues to:

•	be an Australian company, which is headquartered in Australia;

•	ultimately manage and control the companies conducting the business that was conducted by its subsidiaries at the time of the merger for as long as those businesses form part of the BHP Billiton Group.

The conditions also require the global headquarters of the BHP Billiton Group to be in Australia.

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

Equalisation of economic and voting rights

BHP Billiton Limited shareholders and BHP Billiton Plc shareholders have economic and voting interests in the combined BHP Billiton Group. The economic and voting interests represented by a share in one company relative to the economic and voting interests of a share in the other company are determined by reference to a ratio known as the Equalisation Ratio. Presently, the economic and voting interests attached to each BHP Billiton Limited share and each BHP Billiton Plc share are the same, since the Equalisation Ratio is 1:1. The Equalisation Ratio would change if either BHP Billiton Limited or BHP Billiton Plc returned value to only its respective shareholders and no matching action was taken.

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

These voting arrangements are secured through the constitutional documents of the two companies, the DLC Structure Sharing Agreement, the BHP Billiton Special Voting Shares Deed and rights attaching to a specially created Special Voting Share issued by each company and held in each case by a Special Voting Company. The shares in the Special Voting Companies are held legally and beneficially by Law Debenture Trust Corporation Plc.

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

•	BHP Billiton DLC Structure Sharing Agreement

•	BHP Billiton Special Voting Shares Deed

•	BHP Billiton Limited Deed Poll Guarantee

•	BHP Billiton Plc Deed Poll Guarantee.

The effect of each of these agreements and the manner in which they operate are described in section 9.3 of this Annual Report.

Demerger Implementation Deed

BHP Billiton Limited, BHP Billiton Plc and South32 Limited entered into an Implementation Deed on 17 March 2015 to facilitate the demerger of South32 Limited from the BHP Billiton Group.

The Implementation Deed sets out:

•	the conditions to the demerger; and

•	certain steps required to be taken by each of BHP Billiton Limited, BHP Billiton Plc and South32 Limited to implement the demerger.

Implementation of the demerger was completed on 25 May 2015 and resulted in the formation of an independent listed company, South32 Limited, with a portfolio of assets producing alumina, aluminium, coal, manganese, nickel, silver, lead and zinc.

In accordance with the Implementation Deed, the demerger was effected through a distribution of South32 shares to eligible shareholders of BHP Billiton Limited and BHP Billiton Plc by way of an in-specie dividend by each of BHP Billiton Limited and BHP Billiton Plc. Each eligible shareholder of BHP Billiton Limited and BHP Billiton Plc received one South32 share for each share in BHP Billiton Limited or BHP Billiton Plc (as applicable) that it held as at the applicable record date for the demerger.

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

Provisions of the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc can be amended only where such amendment is approved by special resolution either:

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

9.5.2    Power to issue securities

BHP Billiton may, pursuant to the Constitution and Articles of Association, issue any shares or other securities (including redeemable shares) with preferred, deferred or other special rights, obligations or restrictions as and when the Board may determine and on any other terms the Board considers appropriate, provided that:

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

9.5.5    Appointment and retirement of Directors

Appointment of Directors

The Constitution and Articles of Association provide that a person may be appointed as a Director of BHP Billiton by the existing Directors of BHP Billiton or elected by the shareholders in a general meeting.

Any person appointed as a Director of BHP Billiton by the existing Directors will hold office only until the next general meeting at which the Board proposes, or the Constitution or Articles require that, an election of Directors be held.

A person may be nominated by shareholders as a Director of BHP Billiton if:

•	a shareholder of BHP Billiton Limited or BHP Billiton Plc provides a valid notice of the nomination; and

•	the person nominated by the shareholder consents to his or her nomination as Director,

in each case, at least 40 business days before the earlier of the date of the general meeting of BHP Billiton Plc and the corresponding general meeting of BHP Billiton Limited. The person nominated as a Director may be elected to the Board by ordinary resolution passed in a general meeting.

Under the Articles of Association if a person is validly nominated for election as a Director at a general meeting of BHP Billiton Limited, the Directors of BHP Billiton must nominate that person as a Director at the corresponding general meeting of BHP Billiton Plc. An equivalent requirement is included in the Constitution which requires any person validly nominated for election as a Director of BHP Billiton Plc to be nominated as a Director of BHP Billiton Limited.

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

A Director may be removed by BHP Billiton in accordance with applicable law and must vacate his or her office as a Director in certain circumstances as set out in the Constitution and Articles of Association. There is no requirement for a Director to retire on reaching a certain age.

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

All unclaimed dividends may be invested or otherwise used by the Board for the benefit of whichever of BHP Billiton Limited or BHP Billiton Plc determined that dividend, until claimed or, in the case of BHP Billiton Limited, otherwise disposed of according to law. In the case of BHP Billiton Plc, any dividend unclaimed after a period of 12 years from the date on which such dividend was determined or became due for payment shall be forfeited and shall revert to BHP Billiton Plc.

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

Voting at any general meeting of BHP Billiton Plc shareholders can, in the first instance, be conducted by a show of hands unless a poll is demanded by any of the following (except in relation to the election of a chairman of a meeting or, unless the Chairman otherwise determines, the adjournment of a meeting) or is otherwise required (as outlined below):

•	the Chairman;

•	not less than five members present in person or by proxy and entitled to vote;

•	a member or members present in person or by proxy and representing not less than five per cent of the total voting rights of all the members having the right to vote at the meeting; or

•	the holder of the BHP Billiton Plc Special Voting Share.

As described under the heading ‘Equalisation of economic and voting rights’ in section 9.3.2 of this Annual Report, certain matters may be decided as Joint Electorate Actions or Class Rights Actions. Matters considered by shareholders at an AGM of BHP Billiton Limited or BHP Billiton Plc constitute Joint Electorate Actions and shall therefore be decided on a poll. Therefore, in practice, generally all items of business at AGMs are decided by way of a poll.

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

Shareholders who wish to appoint a proxy to attend, vote or speak at a meeting of BHP Billiton Plc or BHP Billiton Limited (as appropriate) on their behalf must deposit the relevant form appointing a proxy in accordance with the instructions contained in any notice of meeting, so as to be received in the specified manner not less than 48 hours before the time appointed for holding the meeting to which the appointment of a proxy relates.

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

9.5.7    Rights on a return of assets on liquidation

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

9.5.8    Redemption of preferences shares

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

There is no equivalent provision in the Articles of Association of BHP Billiton Plc, although as noted above in section 9.5.2 of this Annual Report, BHP Billiton can issue preference shares which are subject to a right of redemption on terms the Board considers appropriate.

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

The Board may and shall on requisition in accordance with applicable laws call a general meeting of the shareholders at the time and place or places and in the manner determined by the Board. No shareholder may convene a general meeting of BHP Billiton except where entitled under law to do so. Any Director may convene a general meeting whenever the Director thinks fit. General meetings can also be cancelled, postponed or adjourned, where permitted by law or the Constitution or Articles of Association. Notice of a general meeting must be given to each shareholder entitled to vote at the meeting and such notice of meeting must be given in the form and manner in which the Board thinks fit. Five shareholders of the relevant company present in person or by proxy constitute a quorum for a meeting. A shareholder who is entitled to attend and cast a vote at a general meeting of BHP Billiton may appoint a person as a proxy to attend and vote for the shareholder in accordance with applicable law.

9.5.13    Limitations of rights to own securities

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

9.6    Share ownership

Share capital

The details of the share capital for both BHP Billiton Limited and BHP Billiton Plc are presented in note 17 ‘Share capital’ to the Financial Statements of this Annual Report and remain current as at 21 August 2015.

Major shareholders

The tables in section 4.4.27 and the information set out in sections 5.17 and 5.18 of this Annual Report present information pertaining to the shares in BHP Billiton Limited and BHP Billiton Plc held by Directors and members of the Group Management Committee (GMC).

Neither BHP Billiton Limited nor BHP Billiton Plc is directly or indirectly controlled by another corporation or by any government. Other than as described in section 9.3.2 of this Annual Report, no major shareholder possesses voting rights that differ from those attaching to all of BHP Billiton Limited and BHP Billiton Plc’s voting securities.

Substantial shareholders in BHP Billiton Limited

The following table shows holdings of five per cent or more of voting rights in BHP Billiton Limited’s shares as notified to BHP Billiton Limited under the Australian Corporations Act 2001, Section 671B as at 30 June 2015. (1)

Title of class	Identity of person or group	Date of last notice			Percentage of total voting rights (2)
		Date received	Date of change	Number owned	2015	2014	2013
Ordinary shares	BlackRock Group	24 March 2015	20 March 2015	163,140,603	5.08%	<5.0%	5.02%

(1)	No changes in the holdings of five per cent or more of the voting rights in BHP Billiton Limited’s shares have been notified to BHP Billiton Limited between 1 July 2015 and 21 August 2015.

(2)	The percentages quoted are based on the total voting rights conferred by ordinary shares in BHP Billiton Limited as at 21 August 2015 of 3,211,691,105.

Substantial shareholders in BHP Billiton Plc

The following table shows holdings of three per cent or more of voting rights conferred by BHP Billiton Plc’s ordinary shares as notified to BHP Billiton Plc under the UK Disclosure and Transparency Rule 5 as at 30 June 2015. (1)

Title of class	Identity of person or group	Date of last notice				Percentage of total voting rights (2)
		Date received	Date of change		Number owned	2015	2014	2013
Ordinary shares	Aberdeen Asset Managers Limited	13 March 2015	N/A	(3)	127,971,161	6.06%	6.34%	<3.0%
Ordinary shares	BlackRock, Inc.	3 December 2009	1 December 2009		213,014,043	10.08%	10.08%	10.08%

(1)	No changes in the holdings of three per cent or more of the voting rights in BHP Billiton Plc’s shares have been notified to BHP Billiton Plc between 1 July 2015 and 21 August 2015.

(2)	The percentages quoted are based on the total voting rights conferred by ordinary shares in BHP Billiton Plc as at 21 August 2015 of 2,112,071,796.

(3)	This was a clarification of the number of voting right shares held by the Aberdeen Asset Management PLC Group, in its capacity as discretionary asset manager. Previous notifications have been submitted on an all share capital basis (inclusive of shares held without voting powers being delegated to Aberdeen Asset Management PLC Group). This notification did not reflect any changes in shareholdings, and was purely a clarification exercise to confirm the voting rights held.

Twenty largest shareholders as at 21 August 2015 (as named on the Register of Shareholders) (1)

BHP Billiton Limited		Number of fully paid shares	% of issued capital
1.	HSBC Australia Nominees Pty Limited	609,196,602	18.97
2.	JP Morgan Nominees Australia Limited	442,160,195	13.77
3.	National Nominees Ltd	256,763,649	7.99
4.	Citicorp Nominees Pty Ltd <BHP Billiton ADR holders A/C>	173,245,830	5.39
5.	Citicorp Nominees Pty Ltd	173,045,019	5.39
6.	BNP Paribas Noms Pty Ltd <DRP>	63,024,802	1.96
7.	Citicorp Nominees Pty Limited <Colonial First State Inv A/C>	32,011,884	1.00
8.	Aust Mutual Prov Society	18,975,067	0.59
9.	HSBC Custody Nominees (Australia) Limited <NT-Comnwlth Super Corp A/C>	17,026,653	0.53
10.	Australian Foundation Investment Company Limited	13,990,941	0.44
11.	UBS Wealth Management	11,788,417	0.37
12.	Computershare Nominees CI Ltd <ASX Shareplus Control A/C>	10,798,351	0.34
13.	HSBC Custody Nominees (Australia) Limited-GSCO ECA	8,907,391	0.28
14.	BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	8,872,728	0.28
15.	Argo Investments Limited	8,265,004	0.26
16.	RBC Investor Services Australia Nominees Pty Limited <BK Cust A/C>	7,027,804	0.22
17.	RBC Investor Services Australia Nominees Pty Limited <PI Pooled A/C>	6,220,635	0.19
18.	Navigator Australia Ltd <MLC Investment Settlement A/C>	5,887,759	0.18
19.	Bond Street Custodians Limited	5,524,829	0.17
20.	Computershare Trustees Jey Ltd <RE 3000101 A/C>	4,138,531	0.13

		1,876,872,091	58.44

BHP Billiton Plc		Number of fully paid shares	% of issued capital
1.	PLC Nominees (Proprietary) Limited (2)	306,389,299	14.51
2.	Chase Nominees Limited	88,930,438	4.21
3.	State Street Nominees Limited <OM02>	87,924,735	4.16
4.	The Bank of New York (Nominees) Limited	85,677,001	4.06
5.	National City Nominees Limited	82,282,683	3.90
6.	State Street Nominees Limited <OM04>	76,558,072	3.62
7.	Government Employees Pension Fund	52,049,124	2.46
8.	Nortrust Nominees Limited	49,927,964	2.36
9.	Lynchwood Nominees Limited <2006420>	49,763,639	2.36
10.	Vidacos Nominees Limited <CLRLUX2>	47,909,286	2.27
11.	Vidacos Nominees Limited <13559>	43,668,225	2.07
12.	State Street Nominees Limited <OD64>	42,711,532	2.02
13.	HSBC Global Custody Nominee (UK) Limited <357206>	33,846,871	1.60
14.	Industrial Development Corporation	33,804,582	1.60
15.	BNY Mellon Nominees Limited <BSDTGUSD>	29,927,404	1.42
16.	Nutraco Nominees Limited <492762>	24,846,195	1.18
17.	Vidacos Nominees Limited <FGN>	23,526,334	1.11
18.	Nutraco Nominees Limited <781221>	22,500,000	1.07
19.	Euroclear Nominees Limited <EOC01>	21,448,827	1.02
20.	The Bank of New York (Nominees) Limited <UKREITS>	21,437,964	1.02

		1,225,130,175	58.02

(1)	Many of the 20 largest shareholders shown for BHP Billiton Limited and BHP Billiton Plc hold shares as a nominee or custodian. In accordance with the reporting requirements, the tables reflect the legal ownership of shares and not the details of the underlying beneficial holders.

(2)	The largest holder on the South African register of BHP Billiton Plc is the Strate nominee in which the majority of shares in South Africa (including some of the shareholders included in this list) are held in dematerialised form.

United States share ownership as at 21 August 2015

	BHP Billiton Limited					BHP Billiton Plc
	Number of Shareholders	%	Number of shares		%	Number of Shareholders	%	Number of shares		%
Classification of holder
Registered holders of voting securities	1,693	0.28	4,528,151		0.14	73	0.32	110,251		0.01
ADR holders	1,279	0.21	173,200,830	(1)	5.39	238	1.02	82,212,682	(2)	3.89

(1)	These shares translate to 86,600,415 ADRs.

(2)	These shares translate to 41,106,341 ADRs.

Geographical distribution of shareholders and shareholdings as at 21 August 2015

	BHP Billiton Limited				BHP Billiton Plc
	Number of Shareholders	%	Number of shares	%	Number of Shareholders	%	Number of shares	%
Registered address
Australia	578,952	96.54	3,142,288,795	97.84	565	2.43	1,335,621	0.06
New Zealand	12,159	2.03	31,731,801	0.99	35	0.15	109,179	0.01
United Kingdom	2,950	0.49	8,079,289	0.25	19,535	84.03	1,782,267,371	84.38
United States	1,693	0.28	4,528,151	0.14	73	0.32	110,251	0.01
South Africa	141	0.02	271,909	0.01	1,570	6.75	325,969,113	15.43
Other	3,776	0.63	24,791,160	0.77	1,470	6.32	2,280,261	0.11

Total	599,671	100.00	3,211,691,105	100.00	23,248	100.00	2,112,071,796	100.00

Distribution of shareholdings by size as at 21 August 2015

	BHP Billiton Limited				BHP Billiton Plc
	Number of Shareholders	%	Number of shares (1)%		Number of Shareholders	%	Number of shares (1)%
Size of holding
1 – 500 (2)	263,477	43.94	60,117,311	1.87	12,401	53.34	3,070,258	0.14
501 – 1,000	117,596	19.61	90,919,657	2.83	4,872	20.96	3,595,497	0.17
1,001 – 5,000	170,667	28.46	383,245,394	11.93	3,997	17.19	7,971,008	0.38
5,001 – 10,000	27,974	4.66	198,026,181	6.17	465	2.00	3,330,386	0.16
10,001 – 25,000	14,915	2.49	224,665,307	7.00	355	1.53	5,627,817	0.27
25,001 – 50,000	3,275	0.54	112,381,204	3.50	202	0.87	7,330,685	0.35
50,001 – 100,000	1,129	0.19	77,441,091	2.41	220	0.95	15,906,721	0.75
100,001 – 250,000	465	0.08	67,141,068	2.09	242	1.04	38,763,268	1.83
250,001 – 500,000	86	0.01	28,239,563	0.88	151	0.65	54,730,393	2.59
500,001 – 1,000,000	36	0.01	23,920,028	0.74	121	0.52	86,132,163	4.08
1,000,001 and over	51	0.01	1,945,594,301	60.58	222	0.95	1,885,613,600	89.28

Total	599,671	100.00	3,211,691,105	100.00	23,248	100.00	2,112,071,796	100.00

(1)	One ordinary share entitles the holder to one vote.

(2)	Number of BHP Billiton Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$24.10 as at 21 August 2015 was 11,523.

	BHP Billiton Limited				BHP Billiton Plc
	Number of Shareholders	%	Number of shares	%	Number of Shareholders	%	Number of shares	%
Classification of holder
Corporate	168,459	28.09	2,404,676,029	74.87	13,611	58.55	2,101,006,271	99.48
Private	431,212	71.91	807,015,076	25.13	9,637	41.45	11,065,525	0.52

Total	599,671	100.00	3,211,691,105	100.00	23,248	100.00	2,112,071,796	100.00

9.7    Dividends

Policy

We have a progressive dividend policy that seeks to steadily increase or at least to maintain the dividend in US dollars at each half-yearly payment.

We declare our dividends and other distributions in US dollars as it is our main functional currency. BHP Billiton Limited pays its dividends in Australian dollars, UK pounds sterling, New Zealand dollars or US dollars. BHP Billiton Plc pays its dividends in UK pounds sterling (or US dollars, if elected) to shareholders registered on its principal register in the United Kingdom and in South African rand to shareholders registered on its branch register in South Africa.

Currency conversions will be based on the foreign currency exchange rates on the Record Date, except for the conversion into South African rand which will take place on the last day to trade (cum dividend) on the JSE.

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

Payments

BHP Billiton Limited shareholders may have their cash dividends paid directly into their bank account in Australian dollars, UK pounds sterling, New Zealand dollars or US dollars, provided that they have submitted direct credit details and if required, a valid currency election nominating a financial institution to the BHP Billiton Share Registrar in Australia no later than close of business on the Dividend Record Date. BHP Billiton Limited shareholders who do not provide their direct credit details will receive dividend payments by way of a cheque in Australian dollars.

BHP Billiton Plc shareholders on the United Kingdom register who wish to receive their dividends in US dollars must complete the appropriate election form and return it to the BHP Billiton Share Registrar in the United Kingdom no later than close of business on the Dividend Record Date. BHP Billiton Plc shareholders may have their cash dividends paid directly into a bank or building society by completing a dividend mandate form, which is available from the BHP Billiton Share Registrar in the United Kingdom or South Africa.

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

BHP Billiton Limited

		Ordinary shares		American Depositary Shares (1)
BHP Billiton Limited		High A$	Low A$	High US$	Low US$
FY2011		49.55	36.98	102.68	62.42
FY2012		44.95	30.60	96.80	60.87
FY2013		39.00	30.18	80.46	57.38
FY2014	First quarter	37.33	30.94	70.02	56.32
	Second quarter	38.24	34.62	72.81	63.73
	Third quarter	39.38	35.20	70.82	62.76
	Fourth quarter	38.40	35.28	72.40	66.38
FY2015	First quarter	39.68	33.72	73.50	58.88
	Second quarter	34.68	27.42	59.88	45.15
	Third quarter	34.12	26.90	52.55	44.16
	Fourth quarter	33.35	26.95	52.27	40.71

	Ordinary shares		American Depositary Shares (1)
BHP Billiton Limited	High A$	Low A$	High US$	Low US$
Month of January 2015	29.54	26.90	47.54	44.16
Month of February 2015	33.65	29.60	52.55	47.31
Month of March 2015	34.12	29.40	52.30	44.55
Month of April 2015	32.57	29.12	52.27	43.90
Month of May 2015	33.35	28.82	52.16	44.57
Month of June 2015	29.19	26.95	45.04	40.71
Month of July 2015	27.10	25.27	41.29	36.30
Month of August 2015	26.69	22.89	39.72	32.18

(1)	Each ADS represents the right to receive two BHP Billiton Limited ordinary shares.

The total market capitalisation of BHP Billiton Limited at 21 August 2015 was A$77.4 billion (US$56.8 billion equivalent), which represented approximately 5.06 per cent of the total market capitalisation of the ASX All Ordinaries Index. The closing price for BHP Billiton Limited ordinary shares on the ASX on that date was A$24.10.

BHP Billiton Plc

		Ordinary shares		American Depositary Shares (1)
	BHP Billiton Plc	High UK pence	Low UK pence	High US$	Low US$
	FY2011	2,631.50	1,684.50	85.47	51.61
	FY2012	2,521.50	1,667.00	80.69	51.30
	FY2013	2,236.00	1,673.00	72.07	51.27
FY2014	First quarter	1,994.50	1,666.50	62.80	50.29
	Second quarter	1,983.00	1,754.50	63.79	56.84
	Third quarter	1,979.00	1,759.00	65.78	57.24
	Fourth quarter	1,995.00	1,850.00	66.73	62.35
FY2015	First quarter	2,096.00	1,715.00	71.02	55.53
	Second quarter	1,690.50	1,276.00	54.84	39.88
	Third quarter	1,643.50	1,285.00	51.13	39.66
	Fourth quarter	1,610.50	1,249.00	49.27	39.56

		Ordinary shares		American Depositary Shares (1)
	BHP Billiton Plc	High UK pence	Low UK pence	High US$	Low US$
	Month of January 2015	1,452.00	1,285.00	44.07	39.66
	Month of February 2015	1,643.50	1,473.50	51.13	45.07
	Month of March 2015	1,598.50	1,389.50	49.40	41.64
	Month of April 2015	1,589.50	1,416.00	48.84	41.32
	Month of May 2015	1,610.50	1,375.00	49.27	42.31
	Month of June 2015	1,383.50	1,249.00	43.14	39.56
	Month of July 2015	1,272.50	1,123.50	39.87	34.93
	Month of August 2015	1,209.00	967.50	38.12	30.50

(1)	Each ADS represents the right to receive two BHP Billiton Plc ordinary shares.

The total market capitalisation of BHP Billiton Plc at 21 August 2015 was £22.5 billion (US$35.3 billion equivalent), which represented approximately 1.1 per cent of the total market capitalisation of the FTSE All-Share Index. The closing price for BHP Billiton Plc ordinary shares on the LSE on that date was £10.655.

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

Fees payable by the Depositary to the Issuer

Citibank has provided BHP Billiton net reimbursement of US$1.7 million in FY2015 for ADR program-related expenses for both of BHP Billiton’s ADR programs (FY2014 US$1.4 million). ADR program-related expenses include legal and accounting fees, listing fees, expenses related to investor relations in the United States, fees payable to service providers for the distribution of material to ADR holders, expenses of Citibank as administrator of the ADS Direct Plan and expenses to remain in compliance with applicable laws.

Citibank has further agreed to waive other ADR program-related expenses for FY2015, amounting to less than US$0.03 million, which are associated with the administration of the ADR programs (FY2014 less than US$0.03 million).

Our ADR programs trade on the NYSE under the stock tickers BHP and BBL for the BHP Billiton Limited and BHP Billiton Plc programs, respectively. As of 21 August 2015, there were 86,600,415 ADRs on issue and outstanding in the BHP Billiton Limited ADR program and 41,106,341 ADRs on issue and outstanding in the BHP Billiton Plc ADR program. Both of the ADR programs have a 2:1 ordinary shares to ADR ratio.

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

Where the gain is Australian sourced and of an income nature, a US holder will generally only be liable to Australian income tax on an assessment basis (whether or not they are also an Australian resident for Australian tax purposes) if:

•	they are not eligible for benefits under the Australian Tax Treaty; or

•	they are eligible for benefits under the Australian Tax Treaty but the gain constitutes any of the following:

–	business profits of an enterprise attributable to a permanent establishment situated in Australia through which the enterprise carries on business in Australia; or

–	income or gains from the alienation of property that form part of the business property of a permanent establishment of an enterprise that the US holder has in Australia, or pertain to a fixed base available to the US holder in Australia for the purpose of performing independent personal services; or

–	income derived from the disposition of shares in a company, the assets of which consist wholly or principally of real property (which includes rights to exploit or to explore for natural resources) situated in Australia, whether such assets are held directly or indirectly through one or more interposed entities.

Where the gain is either not Australian sourced or is not of an income nature, the US holder will generally only be liable to Australian capital gains tax on an assessment basis if they acquired (or are deemed to have acquired) their shares or ADSs after 19 September 1985 and one or more of the following applies:

•	the US holder is an Australian resident for Australian tax purposes; or

•	the ordinary shares or ADSs have been used by the US holder in carrying on a business through a permanent establishment in Australia; or

•	the US holder (either alone or together with associates) directly or indirectly owns or owned 10 per cent or more of the issued share capital of BHP Billiton Limited at the time of the disposal or throughout a 12-month period during the two years prior to the time of disposal and, at the time of the disposal, the sum of the market values of BHP Billiton Limited’s assets that are taxable Australian real property (held directly or through interposed entities) exceeds the sum of the market values of BHP Billiton Limited’s assets (held directly or through interposed entities) that are not taxable Australian real property at that time (which, for these purposes currently includes mining, quarrying or prospecting rights in respect of minerals, petroleum or quarry materials situated in Australia – and may be extended to associated information and goodwill); or

•	the US holder is an individual who is not eligible for benefits under the Australian Tax Treaty as a treaty resident of the US and elected on becoming a non-resident of Australia to continue to have the ordinary shares or ADSs subject to Australian capital gains tax.

The comments above on the sale of ordinary shares and ADSs do not apply:

•	to temporary residents of Australia who should seek advice that is specific to their circumstances;

•	if the Investment Management Regime (IMR) applies to the US holder. In this regard, the Australian Government has passed legislation to exempt from Australian income tax and capital gains tax gains made on disposals by certain categories of non-resident funds – called IMR entities – of (relevantly) portfolio interests in Australian public companies (subject to a number of conditions). The IMR exemptions broadly apply to widely held IMR entities in relation to their direct investments and indirect investments made through an independent Australian fund manager. The exemptions apply to gains made by IMR entities that are treated as companies for Australian tax purposes as well as gains made by non-resident investors in IMR entities that are treated as trusts and partnerships for Australian tax purposes. The IMR exemptions will apply for the 2015-16 income year and later income years (but an entity may choose for the provisions to apply to certain earlier income years).

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

UK inheritance tax

Under the current UK–US Inheritance and Gift Tax Treaty, ordinary shares or ADSs held by a US holder who is domiciled for the purposes of the UK–US Inheritance and Gift Tax Treaty in the US, and is not for the purposes of the UK–US Inheritance and Gift Tax Treaty a national of the UK, will generally not be subject to UK inheritance tax on the individual’s death or on a chargeable gift of the ordinary shares or ADSs during the individual’s lifetime, provided that any applicable US federal gift or estate tax liability is paid, unless the ordinary shares or ADSs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. Where the ordinary shares or ADSs have been placed in trust by a settlor who, at the time of settlement, was a US resident shareholder, the ordinary shares or ADSs will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the US and was a UK national. In the exceptional case where the ordinary shares or ADSs are subject to both UK inheritance tax and US federal gift or estate tax, the UK–US Inheritance and Gift Tax Treaty generally provides for double taxation to be relieved by means of credit relief.

UK stamp duty and stamp duty reserve tax

Under applicable legislation, UK stamp duty or stamp duty reserve tax (SDRT) is, subject to certain exemptions, payable on any issue or transfer of shares to the Depositary or their nominee where those shares are for inclusion in the ADR program at a rate of 1.5 per cent of their price (if issued), the amount of any consideration provided (if transferred on sale) or their value (if transferred for no consideration). However, from 1 October 2009, this 1.5 per cent charge has generally ceased to apply to issues of shares into European Union (EU) depositary receipt systems and into EU clearance systems. Further, the First-tier Tribunal has held that the 1.5 per cent SDRT charge on a transfer of shares to an issuer of ADRs (as an integral part of a fresh capital raising) was incompatible with EU law. Her Majesty’s Revenue and Customs has confirmed that it will no longer seek to impose the 1.5 per cent SDRT charge on the issue of shares (or, where it is integral to the raising of new capital, the transfer of shares) to a depositary receipt issuer or a clearance service, wherever located. The law in this area may still be susceptible to change. We recommend advice should be sought in relation to paying the 1.5 per cent SDRT or stamp duty charge in any circumstances.

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

Certain US federal income tax consequences of the demerger of South32 to US holders in BHP Billiton Limited and BHP Billiton Plc

This section describes certain US federal income tax consequences of the demerger of South32 (the ‘demerger’) to US beneficial owners of BHP Billiton Limited and BHP Billiton Plc shares or ADSs who hold their shares or ADSs as capital assets for US federal income tax purposes, and who have as their functional currency the US dollar. This section does not apply to a holder of shares or ADSs that is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, a tax-exempt organisation, a life insurance company, a person liable for alternative minimum tax, a person who actually or constructively owns 10 per cent or more of the voting stock of BHP Billiton Limited or BHP Billiton Plc, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes. For additional information on the demerger, refer to sections 1.3.7, 1.6.4, 2.1.7, and note 29 ‘Discontinued operations’ to the Financial Statements of this Annual Report.

A US beneficial owner of BHP Billiton Limited or BHP Billiton Plc shares or ADSs who received a distribution of shares or ADSs of South32 pursuant to the demerger (a ‘Participating US holder’) will be treated as receiving a taxable distribution for an amount equal to the US dollar fair market value at the time of the distribution of the South32 shares or South32 ADSs distributed as part of the demerger. The distribution by BHP Billiton Limited and BHP Billiton Plc will be treated as a dividend for US federal income tax purposes to the extent of current or accumulated earnings and profits (as determined for US federal income tax purposes) of BHP Billiton Limited (in the case of BHP Billiton Limited shareholders and BHP Billiton Limited ADS holders) or of BHP Billiton Plc (in the case of BHP Billiton Plc shareholders and BHP Billiton Plc ADS holders). Any excess will be treated as a non-taxable return of capital to the extent of the Participating US holder’s tax basis in BHP Billiton shares or BHP Billiton ADSs and thereafter as capital gain. BHP Billiton Limited and BHP Billiton Plc do not maintain calculations of their earnings and profits in accordance with US federal income tax principles; therefore, Participating US holders should assume that the entire distribution will be taxed as a dividend.

Subject to certain exceptions for short-term and hedged positions, a non-corporate Participating US holder of shares in BHP Billiton Limited or BHP Billiton Plc (or their ADSs) will generally be subject to tax on the distribution at the rate applicable to long-term capital gains, provided that BHP Billiton Limited and BHP Billiton Plc (as applicable) are not PFICs in their current taxable year and were not PFICs for their most recently ended taxable year. Based on their audited annual Financial Statements, BHP Billiton Limited and BHP Billiton Plc do not believe they are PFICs or were PFICs for their most recently ended taxable years. However, this is a factual determination that is based upon regulations and guidance the interpretation of which is not entirely clear, and accordingly there can be no assurances in this regard.

In the case of a corporate Participating US holder, the distribution will not be eligible for the dividends received deduction generally available in receipt of dividends from US domestic corporations. If taxable as a dividend, the distribution will be income from sources outside the United States, and generally will be ‘passive category’ income under the rules for computing the foreign tax credit allowable to a Participating US holder.

A Participating US holder will have a tax basis in the South32 shares or South32 ADSs equal to the amount of dividend income recognised in respect of the distribution. The holding period for the South32 shares or South32 ADSs will begin on the day after the South32 shares or ADSs were distributed.

In general, dividends and payments of the proceeds from the sale, exchange or other disposition of shares, paid within the United States or through certain US-related financial intermediaries to a US person are subject to information reporting and may be subject to backup withholding unless the holder establishes that it is a corporation or other exempt recipient or, in the case of backup withholding, provides an accurate taxpayer identification number and certifies under penalty of perjury that it is a US person and that it is not subject to backup withholding. Backup withholding is not an additional tax. A holder generally may obtain a refund of any amounts withheld under the backup withholding rules in excess of such holder’s US federal income tax liability by filing a refund claim with the IRS.

9.11    Government regulations

Government regulations touch all aspects of our operations.

The ability to extract minerals, oil and natural gas is fundamental to BHP Billiton. In most jurisdictions, the rights to undeveloped mineral or petroleum deposits are owned by the state. In those jurisdictions, we rely upon the rights granted to us by the government that owns the mineral, oil or natural gas. These rights usually take the form of a lease or licence, which gives us the right to access the land and extract the product. The terms of the lease or licence, including the time period for which it is effective, are specific to the laws of the relevant government. Generally, we own the product we extract and royalties or similar taxes are payable to the government. In certain jurisdictions in which we operate, such as Trinidad and Tobago, a production sharing contract (PSC) governs the relationship between the government and companies concerning how much of the oil and gas extracted from the country each will receive. In PSCs, the government awards rights for the execution of exploration, development and production activities to the company. The company bears the financial risk of the initiative and explores, develops and ultimately produces the field as required. When successful, the company is permitted to use the money from a certain set percentage of produced oil and gas to recover capital and operational expenditures, known as ‘cost oil’. The remaining production is known as ‘profit oil’ and is split between the government and the company at a rate determined by the government and set out in the PSC.

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

To export uranium from Australia, a Permit to Export Natural Uranium (Export Permit) must be held pursuant to the Australian Customs (Prohibited Exports) Regulations 1958. The Export Permit is issued by the Minister with responsibility for Resources and Energy.

A special permit to transport nuclear material is required under the Non-Proliferation Act by a party that transports nuclear material from one specified location to another specified location. As we engage service providers to transport uranium, each of those service providers is required to hold a permit to transport nuclear material issued by the Australian Safeguards and Non-Proliferation Office.

9.11.2    Exchange controls and shareholding limits

BHP Billiton Plc

There are no laws or regulations currently in force in the United Kingdom that restrict the export or import of capital or the remittance of dividends to non-resident holders of BHP Billiton Plc’s shares, although the Group does operate in some other jurisdictions where remittances of funds could be affected as they are subject to exchange control approvals. There are certain sanctions adopted by the UK Government that implement resolutions of the Security Council of the United Nations and sanctions imposed by the European Union (EU) against certain countries, entities and individuals and may restrict the export or import of capital or the remittance of dividends to certain non-resident holders of BHP Billiton Plc’s shares. Any enforcement of financial sanctions by the UK Government would be initiated by HM Treasury. Such sanctions may be in force from time to time and include those against: (i) certain entities and/or individuals associated with Afghanistan, Belarus, the Central African Republic, Cote d’Ivoire, the Democratic People’s Republic of Korea (North Korea), the Democratic Republic of Congo, Egypt, Eritrea, the Republic of Guinea, the Republic of Guinea-Bissau, Iran, Lebanon, Liberia, the Russian Federation, Somalia, South Sudan, Sudan, Syria, Tunisia, Ukraine, Yemen, Zimbabwe and the previous regimes of Iraq and Libya; (ii) entities and individuals linked with Al-Qaeda and other terrorist organisations.

There are no restrictions under BHP Billiton Plc’s Articles of Association or (subject to the effect of any sanctions) under English law that limit the right of non-resident or foreign owners to hold or vote BHP Billiton Plc’s shares.

There are certain restrictions on shareholding levels under BHP Billiton Plc’s Articles of Association described under the heading ‘BHP Billiton Limited’ below.

BHP Billiton Limited

From time to time, the United Nations Security Council and the Australian Government impose international sanctions on certain countries and organisations. The countries and organisations that are currently subject to United Nations sanctions are certain individuals or entities linked with the Taliban, Al-Qaeda and associated individuals and entities, other designated individuals and entities associated with terrorism, certain entities and individuals associated with the Central African Republic, the Democratic Republic of Congo, Cote d’Ivoire, the Democratic People’s Republic of Korea (North Korea), Eritrea, Guinea-Bissau, Iran, Iraq, Lebanon, Liberia, Libya, Sudan, Somalia and Yemen. The countries currently subject to the Australian Government’s autonomous sanctions are Myanmar, the Democratic People’s Republic of Korea (North Korea), the former Federal Republic of Yugoslavia, Iran, Libya, Syria, Russia, Crimea and Sevastopol, Ukraine and Zimbabwe. The controls impose certain approval and reporting requirements on transactions involving such countries, entities and individuals and/or assets controlled or owned by them. Certain transfers into or out of Australia of amounts greater than A$10,000 in any currency may also be subject to reporting requirements. In addition, under the Australian Banking (Foreign Exchange) Regulations 1959, the Reserve Bank of Australia may impose restrictions on certain financial transactions and require the consent of the Reserve Bank of Australia for the movement of funds into and out of Australia. No such restrictions are currently in place.

Remittances of any dividends, interest or other payments by BHP Billiton Limited to non-resident holders of BHP Billiton Limited’s securities are not restricted by exchange controls or other limitations, save that, in certain circumstances, BHP Billiton may be required to withhold Australian taxes.

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

There are certain other statutory restrictions, and restrictions under BHP Billiton Limited’s Constitution and BHP Billiton Plc’s Articles of Association, that apply generally to acquisitions of shares in BHP Billiton (i.e. the restrictions are not targeted at foreign persons only). These include restrictions on a person (and associates) breaching a voting power threshold of:

•	20 per cent in relation to BHP Billiton Limited on a ‘stand-alone’ basis (i.e. calculated as if there were no Special Voting Share and only counting BHP Billiton Limited’s ordinary shares);

•	30 per cent of BHP Billiton Plc. This is the threshold for a mandatory offer under Rule 9 of the UK takeover code and this threshold applies to all voting rights of BHP Billiton Plc (therefore including voting rights attached to the BHP Billiton Plc Special Voting Share);

•	30 per cent in relation to BHP Billiton Plc on a ‘stand-alone’ basis (i.e. calculated as if there were no Special Voting Share and only counting BHP Billiton Plc’s ordinary shares);

•	20 per cent in relation to the BHP Billiton Group, calculated having regard to all the voting power on a joint electorate basis (i.e. calculated on the aggregate of BHP Billiton Limited’s and BHP Billiton Plc’s ordinary shares).

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

Shareholders of BHP Billiton Limited and BHP Billiton Plc will receive a copy of the Annual Report if they have requested a copy. ADR holders may view all documents online at www.bhpbilliton.com or opt to receive a hard copy by accessing http://pir.orderannualreports.com/v5/index.asp?cp_code=A548 or calling Citibank Shareholder Services during normal business hours using the details listed on the inside back cover of this Annual Report.

Change of shareholder details and enquiries

Shareholders wishing to contact BHP Billiton on any matter relating to their shares or ADR holdings are invited to telephone the appropriate office of the BHP Billiton Share Registrar or Transfer Office listed on the inside back cover of this Annual Report.

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

Alternative access to the Annual Report

We offer an alternative for all shareholders who wish to be advised of the availability of the Annual Report through our website via an email notification. By providing an email address through our website, shareholders will be notified by email when the Annual Report has been released. Shareholders will also receive notification of other major BHP Billiton announcements by email. Shareholders requiring further information or wishing to make use of this service should visit our website www.bhpbilliton.com.

ADR holders wishing to receive a hard copy of the Annual Report 2015 can do so by accessing http://pir.orderannualreports.com/v5/index.asp?cp_code=A548 or calling Citibank Shareholder Services during normal business hours. ADR holders may also contact the adviser that administers their investments. Holders of BHP Billiton Plc shares dematerialised into Strate should liaise directly with their Central Securities Depository Participant (CSDP) or broker.

Key dates for shareholders

The following table sets out future dates in the next financial and calendar year of interest to our shareholders. If there are any changes to these dates, all relevant stock exchanges (see section 9.2 of this Annual Report) will be notified.

Date	Event
29 September 2015	Final Dividend Payment Date

22 October 2015

BHP Billiton Plc Annual General Meeting in London

Venue:

The Queen Elizabeth II Conference Centre

Broad Sanctuary

Westminster

London SW1P 3EE

United Kingdom

Time: 11.00am (local time)

Details of the business of the meeting are contained in the separate Notice of Meeting

19 November 2015

BHP Billiton Limited Annual General Meeting in Perth

Venue:

Perth Convention and Exhibition Centre

21 Mounts Bay Road

Perth, Western Australia

Time: 10.00am (local time)

Details of the business of the meeting are contained in the separate Notice of Meeting

Date	Event
23 February 2016	Interim Results Announced

11 March 2016	Interim Dividend Record Date

31 March 2016	Interim Dividend Payment Date

16 August 2016	Annual Results Announced

Corporate Directory

BHP Billiton Group Registered Offices

BHP Billiton Limited

Australia

171 Collins Street

Melbourne VIC 3000

Telephone 1300 554 757 (within Australia)

+61 3 9609 3333 (outside Australia)

Facsimile +61 3 9609 3015

BHP Billiton Plc

United Kingdom

Neathouse Place

London SW1V 1LH

Telephone +44 20 7802 4000

Facsimile +44 20 7802 4111

Group Company Secretary

Margaret Taylor

BHP Billiton Corporate Centres

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

Abbotsford VIC 3067

Postal Address – GPO Box 2975

Melbourne VIC 3001

Telephone 1300 656 780 (within Australia)

+61 3 9415 4020 (outside Australia)

Facsimile +61 3 9473 2460

Email enquiries:

www.investorcentre.com/bhp

United Kingdom

BHP Billiton Plc Registrar

Computershare Investor Services PLC

The Pavilions, Bridgwater Road

Bristol BS13 8AE

Postal Address (for general enquiries) –

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

Takapuna Auckland 0622

Postal Address – Private Bag 92119

Auckland 1142

Telephone +64 9 488 8777

Facsimile +64 9 488 8787

United States

Computershare Trust Company N.A.

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

Exhibit 1    Constitution

1.1	Constitution of BHP Billiton Limited (1)

1.2	Memorandum and Articles of Association of BHP Billiton Plc (1)

Exhibit 4    Material Contracts

4.1	DLC Structure Sharing Agreement, dated 29 June 2001, between BHP Limited and Billiton Plc (2)

4.2	SVC Special Voting Shares Deed, dated 29 June 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (2)

4.3	SVC Special Voting Shares Amendment Deed, dated 13 August 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (2)

4.4	Deed Poll Guarantee, dated 29 June 2001, of BHP Limited (2)

4.5	Deed Poll Guarantee, dated 29 June 2001, of Billiton Plc (2)

4.6	Form of Service Agreement for Specified Executive (referred to in this Annual Report as the Key Management Personnel) (3)

4.7	BHP Billiton Ltd Group Incentive Scheme Rules 2004, dated August 2008 (4)

4.8	BHP Billiton Ltd Long Term Incentive Plan Rules, dated November 2010 (1)

4.9	BHP Billiton Plc Group Incentive Scheme Rules 2004, dated August 2008 (4)

4.10	BHP Billiton Plc Long Term Incentive Plan Rules, dated November 2010 (1)

4.11	Agreement and Plan of Merger by and among BHP Billiton Limited, BHP Billiton Petroleum (North America) Inc., North America Holdings II Inc. and Petrohawk Energy Corporation, dated 14 July 2011 (5)

*4.12	Implementation Deed entered into on 17 March 2015 between BHP Billiton Ltd, BHP Billiton Plc and South32 Limited

Exhibit 8    List of Subsidiaries

*8.1	List of subsidiaries of BHP Billiton Limited and BHP Billiton Plc

Exhibit 12    Certifications (section 302)

*12.1	Certification by Chief Executive Officer, Mr Andrew Mackenzie, dated 23 September 2015

*12.2	Certification by Chief Financial Officer, Mr Peter Beaven, dated 23 September 2015

Exhibit 13    Certifications (section 906)

*13.1	Certification by Chief Executive Officer, Mr Andrew Mackenzie, dated 23 September 2015

*13.2	Certification by Chief Financial Officer, Mr Peter Beaven, dated 23 September 2015

Exhibit 15    Consent of Independent Registered Public Accounting Firm

*15.1	Consent of Independent Registered Public Accounting Firms KPMG and KPMG Audit Plc for incorporation by reference of audit reports in registration statements on Form F-3 and Form S-8

Exhibit 95    Mine Safety Health Administration

*95.1	Disclosure of Mine Safety and Health Administration (“MSHA”) Safety Data

Footnotes

(1)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2011 on 21 September 2011.

(2)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2001 on 19 November 2001.

(3)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2013 on 25 September 2013.

(4)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2008 on 15 September 2008.

(5)	Previously filed as an exhibit to BHP Billiton Limited’s tender offer statement on schedule TO on 15 July 2011.

SIGNATURE

The registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this annual report on their behalf.

BHP Billiton Limited

BHP Billiton Plc

/s/ Peter Beaven

Peter Beaven

Chief Financial Officer

Date: 23 September 2015

7    Financial Statements

7.1    Consolidated Financial Statements

Comparative information for the years ended 30 June 2014 and 30 June 2013 has been restated for the effects of the application of IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ following the demerger of South32. The Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet and the Consolidated Statement of Changes in Equity for these periods are not required to be restated.

7.1.1    Consolidated Income Statement for the year ended 30 June 2015

	Notes	2015	2014	2013
		US$M	US$M Restated	US$M Restated
Continuing operations
Revenue
Group production		43,457	55,045	52,637
Third party products	1	1,179	1,717	1,223

Revenue	1	44,636	56,762	53,860
Other income	5	496	1,225	3,804
Expenses excluding net finance costs	3	(37,010)	(36,523)	(36,829)
Share of operating profit of equity accounted investments	31	548	1,185	1,142

Profit from operations		8,670	22,649	21,977

Comprising:
Group production		8,656	22,634	21,913
Third party products		14	15	64

		8,670	22,649	21,977

Financial expenses		(702)	(995)	(1,229)
Financial income		88	81	80

Net finance costs	16	(614)	(914)	(1,149)

Profit before taxation		8,056	21,735	20,828

Income tax expense		(2,762)	(6,266)	(5,646)
Royalty-related taxation (net of income tax benefit)		(904)	(514)	(1,050)

Total taxation expense	4	(3,666)	(6,780)	(6,696)

Profit after taxation from Continuing operations		4,390	14,955	14,132

Discontinued operations
(Loss)/profit after taxation from Discontinued operations	29	(1,512)	269	(1,312)

Profit after taxation from Continuing and Discontinued operations		2,878	15,224	12,820

Attributable to non-controlling interests		968	1,392	1,597
Attributable to members of BHP Billiton Group		1,910	13,832	11,223

Basic earnings from Continuing and Discontinued operations per ordinary share (cents)	6	35.9	260.0	210.9
Diluted earnings from Continuing and Discontinued operations per ordinary share (cents)	6	35.8	259.1	210.2
Basic earnings from Continuing operations per ordinary share (cents)	6	65.5	256.5	238.6
Diluted earnings from Continuing operations per ordinary share (cents)	6	65.3	255.7	237.8

Dividends per ordinary share – paid during the period (cents)	19	124.0	118.0	114.0
Dividends per ordinary share – determined in respect of the period (cents)	19	124.0	121.0	116.0

The accompanying notes form part of these financial statements.

7.1.2    Consolidated Statement of Comprehensive Income for the year ended 30 June 2015

	Notes	2015	2014	2013
		US$M	US$M	US$M
Profit after taxation from Continuing and Discontinued operations		2,878	15,224	12,820
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Available for sale investments:
Net valuation losses taken to equity		(21)	(15)	(101)
Net valuation gains transferred to the income statement		(115)	(14)	(1)
Cash flow hedges:
(Losses)/gains taken to equity		(1,797)	681	223
Losses/(gains) transferred to the income statement		1,815	(678)	73
Exchange fluctuations on translation of foreign operations taken to equity		(2)	(1)	2
Tax recognised within other comprehensive income	4	29	3	(76)

Total items that may be reclassified subsequently to the income statement		(91)	(24)	120

Items that will not be reclassified to the income statement:
Remeasurement (losses)/gains on pension and medical schemes		(28)	57	61
Tax recognised within other comprehensive income	4	(17)	12	(16)

Total items that will not be reclassified to the income statement		(45)	69	45

Total other comprehensive (loss)/income		(136)	45	165

Total comprehensive income		2,742	15,269	12,985

Attributable to non-controlling interests		973	1,392	1,599
Attributable to members of BHP Billiton Group		1,769	13,877	11,386

The accompanying notes form part of these financial statements.

7.1.3    Consolidated Balance Sheet as at 30 June 2015

	Notes	2015	2014
		US$M	US$M
ASSETS
Current assets
Cash and cash equivalents	7	6,753	8,803
Trade and other receivables	8	4,321	6,741
Other financial assets	21	83	87
Inventories	10	4,292	6,013
Current tax assets		658	318
Other		262	334

Total current assets		16,369	22,296

Non-current assets
Trade and other receivables	8	1,499	1,867
Other financial assets	21	1,159	2,349
Inventories	10	466	463
Property, plant and equipment	11	94,072	108,787
Intangible assets	12	4,292	5,439
Investments accounted for using the equity method	31	3,712	3,664
Deferred tax assets	13	2,861	6,396
Other		150	152

Total non-current assets		108,211	129,117

Total assets		124,580	151,413

LIABILITIES
Current liabilities
Trade and other payables	9	7,389	10,145
Interest bearing liabilities	15	3,201	4,262
Other financial liabilities	22	251	16
Current tax payable		207	919
Provisions	14, 20, 26	1,676	2,504
Deferred income		129	218

Total current liabilities		12,853	18,064

Non-current liabilities
Trade and other payables	9	29	113
Interest bearing liabilities	15	27,969	30,327
Other financial liabilities	22	1,031	303
Deferred tax liabilities	13	4,542	7,066
Provisions	14, 20, 26	7,306	9,891
Deferred income		305	267

Total non-current liabilities		41,182	47,967

Total liabilities		54,035	66,031

Net assets		70,545	85,382

EQUITY
Share capital – BHP Billiton Limited	17	1,186	1,186
Share capital – BHP Billiton Plc	17	1,057	1,069
Treasury shares	17	(76)	(587)
Reserves	18	2,557	2,927
Retained earnings	18	60,044	74,548

Total equity attributable to members of BHP Billiton Group		64,768	79,143
Non-controlling interests	18	5,777	6,239

Total equity		70,545	85,382

The accompanying notes form part of these financial statements.

The financial statements were approved by the Board of Directors on 10 September 2015 and signed on its behalf by:

Jac Nasser AO	Andrew Mackenzie
Chairman	Chief Executive Officer

7.1.4    Consolidated Cash Flow Statement for the year ended 30 June 2015

	Notes	2015	2014	2013
		US$M	US$M Restated	US$M Restated
Operating activities
Profit before taxation from Continuing operations		8,056	21,735	20,828
Adjustments for:
Non-cash or non-operating exceptional items		3,196	(551)	(331)
Depreciation and amortisation expense		9,158	7,716	6,067
Net gain on sale of non-current assets		(9)	(73)	(17)
Impairments of property, plant and equipment, financial assets and intangibles		828	478	344
Employee share awards expense		247	247	210
Net finance costs		614	914	1,149
Share of operating profit of equity accounted investments		(548)	(1,185)	(1,142)
Other		265	(79)	5
Changes in assets and liabilities:
Trade and other receivables		1,431	(349)	904
Inventories		151	(158)	(276)
Trade and other payables		(990)	238	(239)
Net other financial assets and liabilities		(8)	(90)	89
Provisions and other liabilities		(771)	475	(565)

Cash generated from operations		21,620	29,318	27,026
Dividends received		17	14	6
Dividends received from equity accounted investments		723	1,250	710
Interest received		86	120	112
Interest paid		(627)	(915)	(960)
Income tax refunded		348	848	–
Income tax paid		(3,225)	(6,123)	(6,921)
Royalty-related taxation refunded		–	216	–
Royalty-related taxation paid		(1,148)	(1,088)	(956)

Net operating cash flows from Continuing operations		17,794	23,640	19,017

Net operating cash flows from Discontinued operations		1,502	1,724	1,137

Net operating cash flows		19,296	25,364	20,154

Investing activities
Purchases of property, plant and equipment		(11,947)	(15,224)	(21,104)
Exploration expenditure		(816)	(986)	(1,321)
Exploration expenditure expensed and included in operating cash flows		670	698	1,026
Purchase of intangibles		(98)	(192)	(380)
Investment in financial assets		(15)	(1,168)	(455)
Investment in equity accounted investments		(71)	(44)	(84)

Cash outflows from investing activities		(12,277)	(16,916)	(22,318)
Proceeds from sale of property, plant and equipment		66	66	2,274
Proceeds from sale of intangibles		8	–	–
Proceeds from financial assets		445	904	221
Proceeds from divestment of subsidiaries, operations and joint operations, net of their cash		256	812	502
Proceeds from sale or partial sale of equity accounted investments		–	–	1,700

Net investing cash flows from Continuing operations		(11,502)	(15,134)	(17,621)

Net investing cash flows from Discontinued operations		(1,066)	(700)	(1,105)

Cash disposed on demerger of South32		(586)	–	–

Net investing cash flows		(13,154)	(15,834)	(18,726)

Financing activities
Proceeds from interest bearing liabilities		3,440	6,000	9,143
(Settlements)/proceeds from debt related instruments		(33)	37	14
Repayment of interest bearing liabilities		(4,135)	(7,048)	(1,902)
Proceeds from ordinary shares		9	14	12
Contributions from non-controlling interests		53	1,435	73
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts		(355)	(368)	(445)
Dividends paid		(6,498)	(6,387)	(6,167)
Dividends paid to non-controlling interests		(554)	(119)	(778)

Net financing cash flows from Continuing operations		(8,073)	(6,436)	(50)

Net financing cash flows from Discontinued operations		(203)	(32)	(148)

Net financing cash flows		(8,276)	(6,468)	(198)

Net (decrease)/increase in cash and cash equivalents from Continuing operations		(1,781)	2,070	1,346
Net increase/(decrease) in cash and cash equivalents from Discontinued operations		233	992	(116)
Cash and cash equivalents, net of overdrafts, at the beginning of the financial year		8,752	5,667	4,454
Cash disposed on demerger of South32		(586)	–	–
Foreign currency exchange rate changes on cash and cash equivalents		(5)	23	(17)

Cash and cash equivalents, net of overdrafts, at the end of the financial year	7	6,613	8,752	5,667

The accompanying notes form part of these financial statements.

7.1.5    Consolidated Statement of Changes in Equity for the year ended 30 June 2015

	Attributable to members of BHP Billiton Group
	Share capital		Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non- controlling interests	Total equity
US$M	BHP Billiton Limited	BHP Billiton Plc
Balance as at 1 July 2014	1,186	1,069	(587)	2,927	74,548	79,143	6,239	85,382
Total comprehensive income	–	–	–	(96)	1,865	1,769	973	2,742
Transactions with owners:
Shares cancelled	–	(12)	501	12	(501)	–	–	–
Purchase of shares by ESOP Trusts	–	–	(355)	–	–	(355)	–	(355)
Employee share awards exercised net of employee contributions and other adjustments	–	–	363	(461)	101	3	–	3
Employee share awards forfeited	–	–	–	(13)	13	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	247	–	247	–	247
Distribution to option holders	–	–	–	(1)	–	(1)	(1)	(2)
Dividends	–	–	–	–	(6,596)	(6,596)	(639)	(7,235)
In-specie dividend on demerger – refer to note 29 ‘Discontinued operations’	–	–	–	–	(9,445)	(9,445)	–	(9,445)
Equity contributed	–	–	–	1	–	1	52	53
Transfers within equity on demerger	–	–	–	(59)	59	–	–	–
Conversion of controlled entities to equity accounted investments	–	–	2	–	–	2	(847)	(845)

Balance as at 30 June 2015	1,186	1,057	(76)	2,557	60,044	64,768	5,777	70,545

	Attributable to members of BHP Billiton Group
	Share capital		Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non- controlling interests	Total equity
US$M	BHP Billiton Limited	BHP Billiton Plc
Balance as at 1 July 2013	1,186	1,069	(540)	1,970	66,982	70,667	4,624	75,291
Total comprehensive income	–	–	–	(24)	13,901	13,877	1,392	15,269
Transactions with owners:
Purchase of shares by ESOP Trusts	–	–	(368)	–	–	(368)	–	(368)
Employee share awards exercised net of employee contributions	–	–	321	(221)	(91)	9	–	9
Employee share awards forfeited	–	–	–	(32)	32	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	247	–	247	–	247
Distribution to option holders	–	–	–	(2)	–	(2)	(2)	(4)
Dividends	–	–	–	–	(6,276)	(6,276)	(252)	(6,528)
Equity contributed	–	–	–	989	–	989	477	1,466

Balance as at 30 June 2014	1,186	1,069	(587)	2,927	74,548	79,143	6,239	85,382

Balance as at 1 July 2012	1,186	1,069	(533)	1,912	61,892	65,526	3,789	69,315
Total comprehensive income	–	–	–	77	11,309	11,386	1,599	12,985
Transactions with owners:
Purchase of shares by ESOP Trusts	–	–	(445)	–	–	(445)	–	(445)
Employee share awards exercised net of employee contributions	–	–	438	(243)	(178)	17	–	17
Employee share awards forfeited	–	–	–	(17)	17	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	210	–	210	–	210
Issue of share options to non-controlling interests	–	–	–	49	–	49	–	49
Dividends	–	–	–	–	(6,076)	(6,076)	(837)	(6,913)
Equity contributed	–	–	–	–	–	–	73	73
Divestment of equity accounted investment	–	–	–	(18)	18	–	–	–

Balance as at 30 June 2013	1,186	1,069	(540)	1,970	66,982	70,667	4,624	75,291

The accompanying notes form part of these financial statements.

7.1.6    Notes to Financial Statements

Performance

1.    Segment reporting

Business segments

The Group operates four Businesses aligned with the commodities which we extract and market, reflecting the structure used by the Group’s management to assess the performance of the Group.

Reportable segment	Principal activities

Petroleum and Potash	Exploration, development and production of oil and gas; Potash pre-development

Copper	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold

Iron Ore	Mining of iron ore

Coal	Mining of metallurgical coal and thermal (energy) coal

Unless otherwise noted, the segment reporting information excludes Discontinued operations demerged with South32, being the Group’s former interests in its integrated Aluminium business, Energy Coal South Africa, Illawarra metallurgical coal, the Manganese business, the Cerro Matoso nickel operation and the Cannington silver-lead-zinc mine.

Group and unallocated items includes Group Functions, other unallocated operations including Nickel West (previously disclosed in the former Aluminium, Manganese and Nickel Business demerged with South32) and consolidation adjustments.

Exploration and technology activities are recognised within relevant segments.

It is the Group’s policy that inter-segment sales are made on a commercial basis.

	Petroleum and Potash	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations (f)	BHP Billiton Group
Year ended 30 June 2015
US$M
Revenue
Group production	10,912	10,500	14,438	5,878	1,395	43,123
Third party products	69	953	76	7	74	1,179
Rendering of services	199	–	135	–	–	334
Inter-segment revenue	267	–	104	–	(371)	–

Total revenue (a)	11,447	11,453	14,753	5,885	1,098	44,636

Underlying EBITDA (b)	7,023	5,205	8,648	1,242	(266)	21,852

Depreciation and amortisation	(4,744)	(1,545)	(1,698)	(875)	(296)	(9,158)
Impairment losses	(477)	(307)	(18)	(19)	(7)	(828)

Underlying EBIT (b)	1,802	3,353	6,932	348	(569)	11,866

Comprising:
Group production	1,801	3,155	6,571	347	(570)	11,304
Third party products	1	23	(10)	–	–	14
Share of operating profit of equity accounted investments	–	175	371	1	1	548

Underlying EBIT (b)	1,802	3,353	6,932	348	(569)	11,866

Net finance costs (c)						(614)
Exceptional items (d)						(3,196)

Profit before taxation						8,056

Capital expenditure	5,359	3,822	1,930	729	107	11,947

Investments accounted for using the equity method (e)	287	1,422	1,044	956	3	3,712

Total assets (e)	43,183	26,340	26,808	14,182	14,067	124,580

Total liabilities (e)	6,896	2,639	2,854	2,413	39,233	54,035

	Petroleum and Potash	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations (f)	BHP Billiton Group
Year ended 30 June 2014
US$M
Revenue
Group production	14,022	11,759	20,883	6,536	1,603	54,803
Third party products	437	1,030	130	27	93	1,717
Rendering of services	112	–	130	–	–	242
Inter-segment revenue	262	–	213	–	(475)	–

Total revenue (a)	14,833	12,789	21,356	6,563	1,221	56,762

Underlying EBITDA (b)	9,615	6,127	13,531	1,258	(239)	30,292

Depreciation and amortisation	(3,951)	(1,371)	(1,464)	(683)	(247)	(7,716)
Impairment (losses)/reversals	(377)	(88)	35	–	(48)	(478)

Underlying EBIT (b)	5,287	4,668	12,102	575	(534)	22,098

Comprising:
Group production	5,288	4,222	11,498	435	(545)	20,898
Third party products	3	8	(3)	–	7	15
Share of operating profit of equity accounted investments	(4)	438	607	140	4	1,185

Underlying EBIT (b)	5,287	4,668	12,102	575	(534)	22,098

Net finance costs (c)						(914)
Exceptional items (d)						551

Profit before taxation						21,735

Capital expenditure	6,423	3,697	2,949	1,971	184	15,224

Investments accounted for using the equity method (e)	115	1,386	1,069	1,079	15	3,664

Total assets (e)	47,046	24,255	27,412	14,919	37,781	151,413

Total liabilities (e)	7,532	2,258	4,022	3,010	49,209	66,031

	Petroleum and Potash	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations (f)	BHP Billiton Group
Year ended 30 June 2013
US$M
Revenue
Group production	12,951	12,472	18,331	6,566	2,098	52,418
Third party products	175	700	86	8	254	1,223
Rendering of services	98	–	121	–	–	219
Inter-segment revenue	–	–	55	–	(55)	–

Total revenue (a)	13,224	13,172	18,593	6,574	2,297	53,860

Underlying EBITDA (b)	8,910	6,239	12,113	950	(103)	28,109

Depreciation and amortisation	(3,068)	(1,157)	(917)	(526)	(399)	(6,067)
Impairment losses	(206)	(49)	(87)	–	(20)	(362)

Underlying EBIT (b)	5,636	5,033	11,109	424	(522)	21,680

Comprising:
Group production	5,616	4,575	10,565	281	(563)	20,474
Third party products	11	3	31	2	17	64
Share of operating profit of equity accounted investments	9	455	513	141	24	1,142

Underlying EBIT (b)	5,636	5,033	11,109	424	(522)	21,680

Net finance costs (c)						(1,149)
Exceptional items (d)						297

Profit before taxation						20,828

Capital expenditure	7,675	3,891	5,979	3,136	423	21,104

Investments accounted for using the equity method (e)	130	1,351	1,044	1,150	–	3,675

Total assets (e)	44,383	22,214	25,877	13,589	33,115	139,178

Total liabilities (e)	6,858	2,346	3,751	2,957	47,975	63,887

(a)	Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations described in footnote (f).

(b)	Underlying EBIT is earnings before net finance costs, taxation expense, Discontinued operations and any exceptional items. Underlying EBIT is reported net of the Group’s share of net finance costs and taxation expense of equity accounted investments. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation.

(c)	Refer to note 16 ‘Net finance costs’.

(d)	Refer to note 2 ‘Exceptional items’.

(e)	Total segment assets and liabilities of Businesses represents operating assets net of operating liabilities including the carrying amount of equity accounted investments and predominantly excludes cash balances, interest bearing liabilities and deferred tax balances. The carrying value of investments accounted for using the equity method represents the balance of the Group’s investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities and deferred tax balances of the equity accounted investment.

(f)	Includes other unallocated operations including Nickel West (previously disclosed in the former Aluminium, Manganese and Nickel Business) and consolidation adjustments. Total assets, total liabilities and investments accounted for using the equity method include Discontinued operation’s balances for the year ended 30 June 2014 and for the year ended 30 June 2013.

Geographical information

	Revenue by location of customer
	2015	2014	2013
	US$M	US$M	US$M
Australia	2,205	3,106	3,556
United Kingdom	230	979	1,244
Rest of Europe	2,235	2,457	2,843
China	16,337	21,873	18,759
Japan	4,863	6,305	7,143
India	1,680	2,009	1,692
South Korea	2,688	4,104	3,751
Rest of Asia	4,734	3,816	4,343
North America	7,990	9,607	7,984
South America	1,342	1,994	1,791
Southern Africa	10	–	67
Rest of world	322	512	687

	44,636	56,762	53,860

	Non-current assets by location of assets
	2015	2014	2013
	US$M	US$M	US$M
Australia	52,109	60,408	56,173
United Kingdom	172	516	436
North America	33,091	35,845	33,844
South America	15,831	15,926	13,695
Southern Africa	11	4,570	5,081
Rest of world	2,977	3,107	3,208
Unallocated assets (a)	4,020	8,745	7,788

	108,211	129,117	120,225

(a)	Unallocated assets comprise deferred tax assets and other financial assets.

Refer to note 43 ‘Significant accounting policies’ (d), (e), (g), (r), (x) and (y).

2.    Exceptional items

Exceptional items are those items where their nature and amount is considered material to the financial statements. Such items included within the Group’s profit for the year from Continuing operations are detailed below. Exceptional items attributable to Discontinued operations are detailed in note 29 ‘Discontinued operations’.

Year ended 30 June 2015	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Impairment of Onshore US assets	(2,787)	829	(1,958)
Impairment of Nickel West assets	(409)	119	(290)
Repeal of Minerals Resource Rent Tax legislation (a)	–	(698)	(698)

	(3,196)	250	(2,946)

(a)	Includes amounts attributable to non-controlling interests of US$(12) million.

Impairment of Onshore US assets

The Group recognised an impairment charge of US$1,958 million (after tax benefit) in relation to its Onshore US assets. The gas focused Hawkville field accounts for the substantial majority of this charge reflecting its geological complexity, product mix, acreage relinquishments and amended development plans. The remainder relates to the impairment of goodwill associated with the Petrohawk acquisition.

Impairment of Nickel West assets

On 12 November 2014, the Group announced that the review of its Nickel West business was complete and the preferred option, the sale of the business, was not achieved on an acceptable basis. As a result of operational decisions made subsequent to the conclusion of this process, an impairment charge of US$290 million (after tax benefit) was recognised in the year ended 30 June 2015.

Repeal of Minerals Resource Rent Tax legislation

The legislation to repeal the Minerals Resource Rent Tax (MRRT) in Australia took effect on 30 September 2014. As a result, the Group derecognised a MRRT deferred tax asset of US$809 million and corresponding taxation charges of US$698 million related to Continuing operations and US$111 million related to Discontinued operations were recognised in the year ended 30 June 2015.

Year ended 30 June 2014	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Sale of Pinto Valley	551	(166)	385

	551	(166)	385

Sale of Pinto Valley

On 11 October 2013, the Group announced it had completed the sale of its Pinto Valley mining operation for cash consideration of US$653 million, after working capital adjustments. A gain on sale of US$385 million (after tax expense) was recognised in the year ended 30 June 2014.

Year ended 30 June 2013	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Sale of Yeelirrie uranium deposit	420	–	420
Sale of Richards Bay Minerals	1,212	(183)	1,029
Sale of diamonds business	(97)	(42)	(139)
Sale of East and West Browse Joint Ventures	1,539	(188)	1,351
Impairment of Nickel West assets	(1,698)	454	(1,244)
Impairment of Permian Basin assets	(266)	99	(167)
Other impairments arising from capital project review	(971)	291	(680)
Newcastle steelworks rehabilitation	158	(47)	111

	297	384	681

Exceptional items are classified by nature as follows:

Year ended 30 June 2013 US$M	Sale of assets	Impairment of goodwill and other assets	Restructuring costs	Closure and rehabilitation provisions released	Gross
Sale of Yeelirrie uranium deposit	420	–	–	–	420
Sale of Richards Bay Minerals	1,212	–	–	–	1,212
Sale of diamonds business	–	(97)	–	–	(97)
Sale of East and West Browse Joint Ventures	1,539	–	–	–	1,539
Impairment of Nickel West assets	–	(1,698)	–	–	(1,698)
Impairment of Permian Basin assets	–	(266)	–	–	(266)
Other impairments arising from capital project review	–	(863)	(108)	–	(971)
Newcastle steelworks rehabilitation	–	–	–	158	158

	3,171	(2,924)	(108)	158	297

Sale of Yeelirrie uranium deposit

On 27 August 2012, the Group announced the sale of its wholly owned Yeelirrie uranium deposit and the transaction was completed on 19 December 2012. A gain on sale of US$420 million was recognised in the year ended 30 June 2013, while the associated tax expense was offset by the recognition of deferred tax benefits on available tax losses of US$126 million.

Sale of Richards Bay Minerals

On 7 September 2012, the Group announced it had completed the sale of its 37.76 per cent effective interest in Richards Bay Minerals. A gain on sale of US$1,029 million (after tax expense) was recognised in the year ended 30 June 2013.

Sale of diamonds business

On 13 November 2012, the Group announced the sale of its diamonds business, comprising its interests in the EKATI Diamond Mine and Diamond Marketing operations. The transaction was completed on 10 April 2013 for an aggregate cash consideration of US$553 million (after adjustments). An impairment charge of US$139 million (after tax expense) was recognised based on the final consideration.

Sale of East and West Browse Joint Ventures

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

Impairment of Nickel West assets

As a result of expected continued strength in the Australian dollar and weak nickel prices, the Group recognised an impairment charge of US$1,244 million (after tax benefit) in the year ended 30 June 2013.

Impairment of Permian Basin assets

An impairment charge of US$167 million (after tax benefit) was recognised as the performance of specific evaluation wells in certain areas of the Permian Basin (US) do not support economic development.

Other impairments arising from capital project review

In the year ended 30 June 2013, Western Australia Iron Ore (WAIO) refocused its attention on the capital-efficient expansion opportunity that exists within the Port Hedland inner harbour and all early works associated with the outer harbour development option were suspended. This revision to the WAIO development sequence and the change in status of other minor capital projects across the Group has resulted in the recognition of impairment charges of US$604 million (after tax benefit) and other restructuring costs of US$76 million (after tax benefit) in the year ended 30 June 2013.

Newcastle steelworks rehabilitation

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

3.    Expenses

	2015	2014	2013
	US$M	US$M	US$M
Changes in inventories of finished goods and work in progress	139	(134)	(8)
Raw materials and consumables used	4,667	5,540	5,407
Employee benefits expense	4,971	5,413	5,578
External services (including transportation) (a)	8,928	9,899	10,202
Third party commodity purchases	1,165	1,702	1,158
Net foreign exchange (gains)/losses	(469)	168	(187)
Research and development costs before crediting related grants	13	27	46
Fair value change on derivatives (b)	124	(122)	63
Impairment of available for sale financial assets	15	6	1
Reversal of previously impaired financial assets	(6)	–	–
Government royalties paid and payable	1,708	2,412	2,179
Depreciation and amortisation expense	9,158	7,716	6,067
Exploration and evaluation expenditure incurred and expensed in the current period	670	698	1,026
Exploration and evaluation expenditure previously capitalised, written off as unsuccessful or abandoned (c)	48	167	1,099
Reversal of previously written off capitalised exploration and evaluation expenditure	(20)	(56)	–
Impairment of property, plant and equipment (d)	3,449	344	2,246
Reversal of previously impaired property, plant and equipment	(4)	–	(67)
Impairment of goodwill and other intangible assets (e)	542	17	7
Operating lease rentals	636	665	679
All other operating expenses (f)	1,276	2,061	1,333

Total expenses	37,010	36,523	36,829

	2015	2014	2013
	US$M	US$M	US$M
Aggregate employee benefits expense
Wages, salaries and redundancies	4,537	4,799	5,195
Employee share awards (g)	203	214	188
Social security costs	2	3	2

Pension and other post-retirement obligations	358	529	377

	5,100	5,545	5,762
Less employee benefits expense classified as exploration and evaluation expenditure above	(129)	(132)	(184)

Employee benefits expense	4,971	5,413	5,578

(a)	Includes exceptional items of US$ nil (2014: US$ nil; 2013: US$96 million). Refer to note 2 ‘Exceptional items’.

(b)	Fair value change on derivatives include realised losses of US$107 million (2014: US$31 million realised gains; 2013: US$28 million realised gains) and unrealised losses of US$17 million (2014: US$92 million unrealised gain; 2013: US$92 million unrealised losses).

(c)	Includes exceptional items of US$ nil (2014: US$ nil; 2013: US$797 million). Refer to note 2 ‘Exceptional items’.

(d)	Includes exceptional items of US$2,696 million (2014: US$ nil; 2013: US$2,120 million). Refer to note 2 ‘Exceptional items’.

(e)	Includes exceptional items of US$500 million (2014: US$ nil; 2013: US$7 million). Refer to note 2 ‘Exceptional items’.

(f)	Includes exceptional items of US$ nil (2014: US$ nil; 2013: decrease of US$158 million). Refer to note 2 ‘Exceptional items’.

(g)	Employee share awards expense is US$202.955 million (2014: US$213.841 million; 2013: US$188.413 million).

Refer to notes 42 ‘Functional and presentation currency’ and 43 ‘Significant accounting policies’ (e), (f), (g), (h), (s), (t) and (v).

4.    Income tax expense

	2015	2014	2013
	US$M	US$M	US$M
Total taxation expense comprises:
Current tax expense	3,168	6,353	6,816
Deferred tax expense/(benefit)	498	427	(120)

	3,666	6,780	6,696

Total taxation (benefit)/expense attributed to geographical jurisdictions:
United Kingdom	(38)	(43)	83
Australia	3,548	4,712	4,394
Rest of world	156	2,111	2,219

	3,666	6,780	6,696

	2015		2014		2013
	%	US$M	%	US$M	%	US$M
Factors affecting income tax expense for the period
Income tax expense differs to the standard rate of corporation tax as follows:
Profit before taxation		8,056		21,735		20,828

Tax on profit at standard rate of 30 per cent	30.0	2,417	30.0	6,521	30.0	6,248

Tax on remitted and unremitted foreign earnings	0.7	58	0.8	169	0.5	102
Non-deductible depreciation, amortisation and exploration expenditure (a)	0.4	34	0.1	46	0.6	117
Non-tax-effected operating losses and capital gains	1.8	143	0.1	11	(1.1)	(221)
Tax rate changes	1.7	137	0.1	20	0.4	90
Tax rate differential on foreign income	(3.7)	(301)	0.2	49	(0.3)	(56)
Exchange variations and other translation adjustments	4.2	339	(0.2)	(34)	0.6	134
Initial recognition of tax assets (b)	(2.6)	(212)	(0.2)	(45)	(1.7)	(370)
Amounts under/(over) provided in prior years	1.7	138	(0.7)	(147)	(0.1)	(11)
Investment and development allowance	(2.4)	(190)	(1.0)	(223)	(1.2)	(257)
Tax effect of share of profits of equity accounted investments (c)	(2.0)	(164)	(1.6)	(356)	(1.6)	(342)
Other	4.5	363	1.2	255	1.0	212

Income tax expense	34.3	2,762	28.8	6,266	27.1	5,646

Royalty-related taxation (net of income tax benefit) (d)	11.2	904	2.4	514	5.0	1,050

Total taxation expense	45.5	3,666	31.2	6,780	32.1	6,696

(a)	Includes exceptional expense of US$ nil (2014: US$ nil; 2013: US$55 million). Refer to note 2 ‘Exceptional items’.

(b)	Includes exceptional benefit of US$ nil (2014: US$ nil; 2013: US$367 million). Refer to note 2 ‘Exceptional items’.

(c)	The share of profits of equity accounted investments is net of income tax. This item removes the prima facie tax effect on such profits.

(d)	Includes exceptional expense of US$698 million (2014: US$ nil; 2013: benefit of US$33 million). Refer to note 2 ‘Exceptional items’.

Income tax recognised in other comprehensive income is as follows:

	2015	2014	2013
	US$M	US$M	US$M
Income tax effect of:
Items that may be reclassified subsequently to the income statement:
Available for sale investments:
Net valuation losses taken to equity	1	2	13
Net valuation gains transferred to the income statement	34	2	–
Cash flow hedges:
Losses/gains taken to equity	539	(204)	(67)
Losses/gains transferred to the income statement	(545)	203	(22)

Income tax credit/(charge) relating to items that may be reclassified subsequently to the income statement	29	3	(76)

Items that will not be reclassified to the income statement:
Remeasurement losses/gains on pension and medical schemes	14	(6)	(23)
Employee share awards transferred to retained earnings on exercise	(31)	18	49
Net accrued employee entitlement for share awards	–	–	(42)

Income tax (charge)/credit relating to items that will not be reclassified to the income statement	(17)	12	(16)

Total income tax credit/(charge) relating to components of other comprehensive income (a)	12	15	(92)

(a)	Included within total income tax relating to components of other comprehensive income is US$43 million relating to deferred taxes, of which US$9 million relates to Continuing operations and US$34 million relates to Discontinued operations, and US$(31) million relating to current taxes of Continuing operations (2014: US$(1) million and US$16 million; 2013: US$(139) million and US$47 million).

Refer to note 43 ‘Significant accounting policies’ (i).

5.    Other income

	2015	2014	2013
	US$M	US$M	US$M
Dividend income	17	14	4
Royalties	13	18	35
(Losses)/gains on sale of property, plant and equipment (a)	(7)	(55)	1,952
Gains on sale of investments	1	6	12
Gains on divestment of equity accounted investments (b)	–	–	1,212
Gains on divestment of subsidiaries and operations (c)	15	673	–
Commission income	54	85	93
Insurance recoveries	–	41	16
Other income (d)	403	443	480

Total other income	496	1,225	3,804

(a)	Includes exceptional items of US$ nil (2014: US$ nil; 2013: US$1,947 million). Refer to note 2 ‘Exceptional items’.

(b)	Includes exceptional items of US$ nil (2014: US$ nil; 2013: US$1,212 million). Refer to note 2 ‘Exceptional items’.

(c)	Includes exceptional items of US$ nil (2014: US$551 million; 2013: US$ nil). Refer to note 2 ‘Exceptional items’.

(d)	Other income is derived from transactions outside the course of the Group’s ordinary activities, such as management fees from non-controlling interests and joint venture arrangements.

6.    Earnings per share

	2015
	Continuing operations	Discontinued operations	Total
Basic earnings/(losses) per ordinary share (US cents)	65.5	(29.6)	35.9
Diluted earnings/(losses) per ordinary share (US cents)	65.3	(29.5)	35.8
Basic earnings/(losses) per American Depositary Share (US cents) (a)	131.0	(59.2)	71.8
Diluted earnings/(losses) per American Depositary Share (US cents) (a)	130.6	(59.0)	71.6
Basic earnings/(losses) (US$M)	3,483	(1,573)	1,910
Diluted earnings/(losses) (US$M)	3,483	(1,573)	1,910

	2014
	Continuing operations	Discontinued operations	Total
Basic earnings per ordinary share (US cents)	256.5	3.5	260.0
Diluted earnings per ordinary share (US cents)	255.7	3.4	259.1
Basic earnings per American Depositary Share (US cents) (a)	513.0	7.0	520.0
Diluted earnings per American Depositary Share (US cents) (a)	511.4	6.8	518.2
Basic earnings (US$M)	13,648	184	13,832
Diluted earnings (US$M)	13,648	184	13,832

	2013
	Continuing operations	Discontinued operations	Total
Basic earnings/(losses) per ordinary share (US cents)	238.6	(27.7)	210.9
Diluted earnings/(losses) per ordinary share (US cents)	237.8	(27.6)	210.2
Basic earnings/(losses) per American Depositary Share (US cents) (a)	477.2	(55.4)	421.8
Diluted earnings/(losses) per American Depositary Share (US cents) (a)	475.6	(55.2)	420.4
Basic earnings/(losses) (US$M)	12,698	(1,475)	11,223
Diluted earnings/(losses) (US$M)	12,698	(1,475)	11,223

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

Weighted average number of shares	2015	2014	2013
	Million	Million	Million
Basic earnings per ordinary share denominator (b)	5,318	5,321	5,322
Shares and options contingently issuable under employee share ownership plans (c)	15	17	18

Diluted earnings per ordinary share denominator (d)	5,333	5,338	5,340

(a)	Each American Depositary Share represents two ordinary shares.

(b)	The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares of BHP Billiton Limited and BHP Billiton Plc outstanding during the period after deduction of the number of shares held by the Billiton Employee Share Ownership Plan Trust and the BHP Billiton Limited Employee Equity Trust.

(c)	Included in the calculation of fully diluted earnings per share are shares subject to certain conditions issuable under Employee Share Ownership Plans.

(d)	Diluted earnings per share calculation excludes 160,116 of instruments (2014: 183,181; 2013: 357,498) which are considered antidilutive.

Working capital

7.    Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents include highly liquid investments that are readily convertible to cash and with a maturity of less than 90 days, bank overdrafts and interest bearing liabilities at call.

	2015	2014	2013
	US$M	US$M	US$M
Cash and cash equivalents comprise:
Cash	931	1,726	2,521
Short-term deposits	5,822	7,077	3,156

Total cash and cash equivalents (a) (b) (c)	6,753	8,803	5,677
Bank overdrafts and short-term borrowings – refer to note 15 ‘Interest bearing liabilities’	(140)	(51)	(10)

Total cash and cash equivalents, net of overdrafts	6,613	8,752	5,667

(a)	Cash and cash equivalents include US$493 million (2014: US$738 million; 2013: US$674 million) which is restricted by legal or contractual arrangements.

(b)	Cash and cash equivalents include US$50 million (2014: US$600 million; 2013: US$794 million), which is subject to restrictions imposed by governments where approval is required to repatriate cash out of a country.

(c)	Cash and cash equivalents include US$6,553 million denominated in USD, US$58 million denominated in CAD, US$33 million denominated in GBP, US$17 million denominated in AUD and US$92 million denominated in other currencies (2014: US$8,360 million denominated in USD, US$48 million denominated in CAD, US$26 million denominated in GBP, US$100 million denominated in AUD and US$269 million denominated in other currencies; 2013: US$5,205 million denominated in USD, US$71 million denominated in CAD, US$18 million denominated in GBP, US$125 million denominated in AUD and US$258 million denominated in other currencies).

8.    Trade and other receivables

	2015	2014
	US$M	US$M
Current
Trade receivables	2,988	4,735
Provision for doubtful debts	(6)	(115)

Total trade receivables	2,982	4,620
Employee Share Plan loans (a)	–	4
Loans to equity accounted investments	104	284
Interest bearing loans receivable	–	3
Other receivables	1,235	1,830

Total current receivables (b)	4,321	6,741

Non-current
Employee Share Plan loans (a)	1	2
Loans to equity accounted investments	891	921
Interest bearing loans receivable	–	334
Other receivables	607	610

Total non-current receivables (b)	1,499	1,867

	2015	2014
	US$M	US$M
Movement in provision for doubtful debts
At the beginning of the financial year	115	116
Credit for the year:
Released to the income statement	–	(1)
Utilisation	(109)	–

At the end of the financial year	6	115

(a)	Under the terms of the BHP Billiton Limited Employee Share Plan, shares have been issued to employees for subscription at the weighted average market price less a discount not exceeding five per cent. Interest free employee loans are full recourse and are available to fund the purchase of such shares for a period of up to 20 years, repayable by application of dividends or an equivalent amount. Refer to note 25 ‘Employee share ownership plans’.

(b)	Disclosures relating to receivables from related parties are set out in note 33 ‘Related party transactions’.

9.    Trade and other payables

	2015	2014
	US$M	US$M
Current
Trade creditors	4,857	6,973
Other creditors	2,532	3,172

Total current payables	7,389	10,145

Non-current
Other creditors	29	113

Total non-current payables	29	113

10.    Inventories

		2015	2014
		US$M	US$M
Current
Raw materials and consumables	– at net realisable value (a)	–	39
	– at cost	1,453	2,161

		1,453	2,200

Work in progress	– at net realisable value (a)	260	185
	– at cost	1,913	2,269

		2,173	2,454

Finished goods	– at net realisable value (a)	29	239
	– at cost	637	1,120

		666	1,359

Total current inventories		4,292	6,013

Non-current
Raw materials and consumables	– at net realisable value (a)	–	–
	– at cost	230	225

		230	225

Work in progress	– at net realisable value (a)	6	4
	– at cost	118	130

		124	134

Finished goods	– at net realisable value (a)	33	–
	– at cost	79	104

		112	104

Total non-current inventories		466	463

(a)	US$182 million of inventory write-downs were recognised during the year (2014: US$95 million; 2013: US$62 million). Inventory write-downs of US$42 million made in previous periods were reversed during the year (2014: US$69 million; 2013: US$18 million).

Refer to note 43 ‘Significant accounting policies’ (j).

Resource assets

11.    Property, plant and equipment

Year ended 30 June 2015	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Exploration and evaluation	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Cost
At the beginning of the financial year	13,660	100,291	32,822	15,326	2,819	164,918
Additions (a)	–	(563)	921	10,788	215	11,361
Disposals	(136)	(1,520)	(85)	–	(145)	(1,886)
Divestment and demerger of subsidiaries and operations	(2,811)	(17,104)	(3,172)	(1,001)	(40)	(24,128)
Exchange variations taken to reserve	–	(66)	–	–	–	(66)
Transfers and other movements	976	9,533	328	(10,611)	(219)	7

At the end of the financial year	11,689	90,571	30,814	14,502	2,630	150,206

Accumulated depreciation and impairments
At the beginning of the financial year	3,679	42,865	8,112	15	1,460	56,131
Charge for the year	659	7,443	1,607	–	1	9,710
Impairments for the year	76	2,636	1,328	–	20	4,060
Reversal of impairments	–	(4)	–	–	(20)	(24)
Disposals	(126)	(1,440)	(85)	–	(144)	(1,795)
Divestment and demerger of subsidiaries and operations	(1,352)	(9,401)	(1,608)	–	–	(12,361)
Exchange variations taken to reserve	–	(58)	–	–	–	(58)
Transfers and other movements	(9)	169	391	(15)	(65)	471

At the end of the financial year	2,927	42,210	9,745	–	1,252	56,134

Total property, plant and equipment	8,762	48,361	21,069	14,502	1,378	94,072

Year ended 30 June 2014	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Exploration and evaluation	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Cost
At the beginning of the financial year	10,446	81,304	32,117	23,560	2,823	150,250
Additions (a)	5	2,564	1,424	14,028	99	18,120
Disposals	(78)	(521)	(253)	–	(80)	(932)
Divestment of subsidiaries and operations	(9)	(1,882)	(247)	–	–	(2,138)
Transferred to assets held for sale	(2)	(27)	–	24	–	(5)
Exchange variations taken to reserve	–	4	–	2	–	6
Transfers and other movements	3,298	18,849	(219)	(22,288)	(23)	(383)

At the end of the financial year	13,660	100,291	32,822	15,326	2,819	164,918

Accumulated depreciation and impairments
At the beginning of the financial year	2,950	37,138	8,171	–	1,426	49,685
Charge for the year	584	6,653	1,203	–	3	8,443
Impairments for the year	153	397	73	–	167	790
Reversal of impairments	–	–	–	–	(56)	(56)
Disposals	(14)	(459)	(230)	–	(80)	(783)
Divestment of subsidiaries and operations	–	(1,699)	(215)	–	–	(1,914)
Exchange variations taken to reserve	–	7	–	–	–	7
Transfers and other movements	6	828	(890)	15	–	(41)

At the end of the financial year	3,679	42,865	8,112	15	1,460	56,131

Total property, plant and equipment	9,981	57,426	24,710	15,311	1,359	108,787

(a)	Includes net foreign exchange gains/losses related to the closure and rehabilitation provisions. Refer to note 14 ‘Closure and rehabilitation provisions’.

Refer to note 43 ‘Significant accounting policies’ (e), (f), (g), (h), (k), (l), (m) and (n).

12.    Intangible assets

	2015			2014
	Goodwill	Other intangibles	Total	Goodwill	Other intangibles	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Cost
At the beginning of the financial year	4,034	2,517	6,551	4,105	2,246	6,351
Additions	–	82	82	–	291	291
Disposals	–	(123)	(123)	–	(3)	(3)
Divestment and demerger of subsidiaries and operations	(218)	(312)	(530)	(23)	–	(23)
Impairments for the year	(542)	–	(542)	(48)	–	(48)
Transfers and other movements	–	98	98	–	(17)	(17)

At the end of the financial year	3,274	2,262	5,536	4,034	2,517	6,551

Accumulated amortisation and impairments
At the beginning of the financial year	–	1,112	1,112	–	855	855
Disposals	–	(115)	(115)	–	(3)	(3)
Divestment and demerger of subsidiaries and operations	–	(122)	(122)	–	–	–
Charge for the year	–	243	243	–	258	258
Impairments for the year	–	28	28	–	17	17
Transfers and other movements	–	98	98	–	(15)	(15)

At the end of the financial year	–	1,244	1,244	–	1,112	1,112

Total intangible assets	3,274	1,018	4,292	4,034	1,405	5,439

The carrying amount of goodwill has been allocated to the cash-generating units (CGUs), or groups of CGUs, as follows:

Cash-generating units	2015	2014
	US$M	US$M
Onshore US	3,026	3,568
Other	248	466

	3,274	4,034

Impairment testing of goodwill

For the purpose of impairment testing, goodwill has been allocated to CGUs, or groups of CGUs, that are expected to benefit from the synergies of previous business combinations and which represent the level at which management will monitor and manage the goodwill.

Onshore US

The Onshore US group of CGUs (Onshore US) comprises the Permian, Haynesville, Fayetteville, Black Hawk and Hawkville CGUs. Onshore US comprises the natural gas and liquid reserves and resources, production wells and associated infrastructure including gathering systems and processing facilities in the Permian, Haynesville, Black Hawk and the Hawkville areas in Texas and Louisiana (US) and the Fayetteville area in Arkansas (US). Onshore US is part of the Petroleum and Potash reportable segment.

The recoverable amount of Onshore US was determined based on fair value less costs of disposal (FVLCD). FVLCD was determined as the present value of the estimated future cash flows (expressed in real terms) expected to arise from the continued use of the assets (life of asset), including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows were discounted using a real post-tax discount rate that reflected current market assessments of the time value of money and the risks specific to Onshore US. The fair value measurement is categorised as a Level 3 fair value based on the inputs used in the valuation (refer to note 23 ‘Financial risk management’ for explanation of the valuation hierarchy).

The determination of FVLCD was most sensitive to the following assumptions:

•	Production volumes

•	Crude oil prices and natural gas prices

•	Discount rate

Production volumes – estimated production volumes were based on detailed data for the fields and took into account development plans for the fields established by management as part of the long-term planning process. Production volumes are dependent on variables, such as the recoverable quantities of hydrocarbons, the production profile of the hydrocarbons, the cost of the development of the infrastructure necessary to recover the hydrocarbons, the production costs and the contractual duration of the production leases. As each producing field has specific reservoir characteristics and economic circumstances, the cash flows of the fields were computed using appropriate individual economic models and key assumptions established by management. The production profiles used were consistent with the resource volumes approved as part of the Group’s process for the estimation of proved reserves and total resources.

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

The long-term crude oil and natural gas prices used in the FVLCD determinations were either lower or within the following range of prices published by market commentators:

	2015	2014
Crude oil price (a) (US$/bbl)	57.00 – 86.00	88.00 – 107.79
Natural gas price (US$/MMBtu)	3.54 – 5.80	3.84 – 5.84

(a)	West Texas Intermediate (WTI).

Discount rate – in arriving at the FVLCD, a real post-tax discount rate of 5.5 per cent (2014: 6.0 per cent) was applied to the post-tax cash flows expressed in real terms. This discount rate was derived from the Group’s post-tax weighted average cost of capital (WACC), with appropriate adjustments made to reflect the risks specific to the CGU.

Year ended 30 June 2015

During the period the Group disposed of its interest in conventional petroleum assets in North Louisiana and unconventional gas assets in the Pecos field in the Delaware Basin resulting in an impairment to Onshore US goodwill of US$42 million. At the time of the annual goodwill impairment test the Onshore US goodwill was US$3,526 million (2014: US$3,568 million).

Onshore US was tested for impairment after testing each of the individual CGUs that it comprises. With the exception of Hawkville, the impairment tests for the individual CGUs indicated that no impairments or reversal of prior impairments were required. In prior periods Black Hawk and Hawkville have been tested for impairment as a single CGU, Eagle Ford. As a result of structural, operational, and marketing changes completed in FY2015 management has determined that Black Hawk and Hawkville represent separate CGUs. An impairment of US$2,287 million has been recognised in relation to Hawkville and allocated to property, plant and equipment. Refer to note 2 ‘Exceptional items’ for further discussion.

The impairment test of Onshore US was performed after the Hawkville assets were written down to their recoverable amount. The recoverable amount of Onshore US was determined to be US$19,793 million and resulted in a goodwill impairment loss of US$500 million. Refer to note 2 ‘Exceptional items’ for further discussion.

Following the recognition of the goodwill impairment loss, the recoverable amount of Onshore US is equal to the carrying amount. Accordingly, any adverse movement in a key assumption would lead to further impairment.

Year ended 30 June 2014

At the time of the annual goodwill impairment test the Onshore US goodwill was US$3,568 million.

Onshore US was tested for impairment after testing each of the individual CGUs that it comprises. The impairment tests for individual CGUs indicated that no impairments or reversal of prior impairments were required. The impairment test of the Onshore US group of CGUs indicated that the recoverable amount of the Onshore US group of CGUs exceeded its carrying amount by US$598 million and no impairment was required.

Other

Goodwill held by other CGUs is US$248 million (2014: US$466 million). As a result of the South32 demerger US$218 million of goodwill relating to the South32 businesses was derecognised. The remaining goodwill represents less than one per cent of net assets at 30 June 2015 (2014: less than one per cent). The goodwill has been allocated across a number of CGUs in different reportable segments, with no CGU accounting for more than US$190 million of total goodwill.

Refer to note 43 ‘Significant accounting policies’ (e), (g), (o) and (p).

13.    Deferred tax balances

The movement for the year in the Group’s net deferred tax position is as follows:

	2015	2014	2013
	US$M	US$M	US$M
Net deferred tax liability
At the beginning of the financial year	(670)	(243)	(611)
Income tax (charge)/credit recorded in the income statement	(864)	(426)	493
Income tax credit/(charge) recorded directly in equity	9	(1)	(139)
Transferred to liabilities held for sale	–	–	60
Exchange variations and other movements (a)	(156)	–	(46)

At the end of the financial year	(1,681)	(670)	(243)

(a)	Includes deferred tax assets divested as part of the demerger of South32. Refer to note 29 ‘Discontinued operations’.

The composition of the Group’s net deferred tax asset and liability recognised in the balance sheet and the deferred tax expense charged/(credited) to the income statement is as follows:

	Deferred tax assets		Deferred tax liabilities		Charged/(credited) to the income statement
	2015	2014	2015	2014	2015	2014	2013
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Type of temporary difference
Depreciation	(1,101)	(514)	5,689	6,375	204	495	532
Exploration expenditure	563	669	(91)	(102)	117	(4)	(14)
Employee benefits	279	389	(120)	(173)	58	(32)	23
Closure and rehabilitation	1,383	1,658	(584)	(794)	41	(353)	(72)
Resource rent tax relating to MRRT and PRRT	679	1,580	1,931	1,907	925	(506)	484
Other provisions	143	433	(12)	(59)	103	(411)	34
Deferred income	(51)	(32)	(13)	(11)	17	12	(74)
Deferred charges	(419)	(575)	362	307	66	226	302
Investments, including foreign tax credits	838	1,906	639	1,765	(58)	298	133
Foreign exchange gains and losses	(383)	(261)	160	76	210	(158)	(239)
Non-tax-depreciable fair value adjustments, revaluations and mineral rights	(13)	(5)	4	89	277	8	(25)
Tax-effected losses	1,069	1,159	(3,129)	(2,192)	(945)	605	(1,588)
Other	(126)	(11)	(294)	(122)	(151)	246	11

Total	2,861	6,396	4,542	7,066	864	426	(493)

The composition of the Group’s unrecognised deferred tax assets and liabilities is as follows:

	2015	2014
	US$M	US$M
Unrecognised deferred tax assets
Tax losses and tax credits	2,006	1,572
Investments in subsidiaries	1,130	–
Deductible temporary differences relating to MRRT and PRRT	2,014	19,528
Mineral rights	1,958	2,727
Other deductible temporary differences	373	668

Total unrecognised deferred tax assets	7,481	24,495

Unrecognised deferred tax liabilities
Taxable temporary differences relating to unrecognised deferred tax asset for MRRT and PRRT	604	5,858
Investments in subsidiaries	2,553	2,153

Total unrecognised deferred tax liabilities	3,157	8,011

Tax losses

At 30 June 2015, the Group had income and capital tax losses with a tax benefit of US$1,501 million (2014: US$1,053 million) which are not recognised as deferred tax assets. The Group recognises the benefit of tax losses only to the extent of anticipated future taxable income or gains in relevant jurisdictions. The gross amount of tax losses carried forward that have not been tax effected expire as follows:

Year of expiry	Australia	UK	Rest of world	Total
	US$M	US$M	US$M	US$M
Income tax losses
Later than one year and not later than two years	–	–	4	4
Later than two years and not later than five years	–	–	2,921	2,921
Later than five years and not later than ten years	–	–	20	20
Later than ten years and not later than twenty years	–	–	360	360
Unlimited	–	215	410	625

	–	215	3,715	3,930

Capital tax losses
Later than two years and not later than five years	–	–	246	246
Unlimited	3,211	26	22	3,259

Gross amount of tax losses not recognised	3,211	241	3,983	7,435

Tax effect of total losses not recognised	963	48	490	1,501

Tax credits

At 30 June 2015, the Group had US$505 million of tax credits that have not been recognised (2014: US$519 million). Of the US$505 million of tax credits, US$371 million expires later than five years and not later than ten years, US$39 million expires later than ten years and not later than twenty years. The remainder of the tax credits do not have an expiration date.

Temporary differences associated with investments in subsidiaries

At 30 June 2015, deferred tax assets of US$1,130 million (2014: US$ nil) and deferred tax liabilities of US$2,553 million (2014: US$2,153 million) associated with undistributed earnings of subsidiaries have not been recognised because the Group is able to control the timing of the reversal of the temporary differences and it is not probable that such differences will reverse in the foreseeable future.

Temporary differences relating to MRRT and PRRT

At 30 June 2015, the Group had US$2,014 million of unrecognised deferred tax assets relating to Australian PRRT (2014: US$19,528 million relating to Australian PRRT and MRRT), with a corresponding unrecognised deferred tax liability for income tax purposes of US$604 million (2014: US$5,858 million). Recognition of a deferred tax asset for PRRT depends on benefits expected to be obtained from the deduction against PRRT liabilities. The MRRT legislation in Australia was repealed in September 2014.

Mineral rights

At 30 June 2015, the Group had deductible temporary differences relating to Mineral rights for which deferred tax assets of US$1,958 million (2014: US$2,727 million) have not been recognised because it is not probable that future capital gains will be available, against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

Other deductible temporary differences

At 30 June 2015, the Group had deductible temporary differences for which deferred tax assets of US$373 million (2014: US$668 million) have not been recognised because it is not probable that future taxable profits will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

Refer to note 43 ‘Significant accounting policies’ (i).

14.    Closure and rehabilitation provisions

	2015	2014
	US$M	US$M
Current
Closure and rehabilitation (a)	193	368

Total current provisions	193	368

Non-current
Closure and rehabilitation (a)	6,508	8,927

Total non-current provisions	6,508	8,927

	2015	2014
	US$M	US$M
Movement in closure and rehabilitation provisions
At the beginning of the financial year	9,295	7,617
Amounts capitalised (b)	(733)	1,194
Charge/(credit) for the year:
Underlying	74	413
Discounting	442	465
Exchange variations	(104)	(17)
Released during the year	(93)	(35)
Exchange variations taken to reserve	(7)	10
Utilisation	(180)	(219)
Divestment and demerger of subsidiaries and operations	(1,993)	(145)
Transferred to liabilities held for sale	–	(2)
Transfers and other movements	–	14

At the end of the financial year	6,701	9,295

(a)	Total closure and rehabilitation provisions include provisions for closed sites of US$1,046 million (2014: US$1,514 million).

(b)	Includes net foreign exchange gains of US$1,009 million (2014: net foreign exchange losses of US$38 million) capitalised to property, plant and equipment. Refer to note 11 ‘Property, plant and equipment’.

Refer to note 43 ‘Significant accounting policies’ (q).

Capital structure

15.    Interest bearing liabilities

	2015	2014
	US$M	US$M
Current
Bank loans (a)	664	81
Notes and debentures (a)	2,205	4,002
Finance leases	94	93
Other	98	35
Bank overdrafts and short-term borrowings	140	51

Total current interest bearing liabilities (b)	3,201	4,262

Non-current
Bank loans (a)	931	1,381
Notes and debentures (a)	26,520	27,245
Finance leases	344	1,291
Other (a)	174	410

Total non-current interest bearing liabilities (b)	27,969	30,327

(a)

Balance for 2014 includes US$75 million share of bank loans and other borrowings arranged by joint operations to finance the joint operations. While the Group chose to finance the joint operations directly and not to participate in the external borrowing programs arranged by the joint operations, it recognises its share of those borrowings in accordance with the terms of each arrangement, which are usually in proportion to the Group’s interest in the joint operation. A corresponding amount is recognised in interest bearing loans receivable. Refer to note 8 ‘Trade and other receivables’, reflecting the direct funding of the Group’s contribution to each joint operation. These arrangements were divested as part of the demerger of South32, hence there are no balances for 2015.

(b)	Total interest bearing liabilities include US$16,563 million denominated in USD, US$8,926 million denominated in EUR, US$2,011 million denominated in AUD and US$3,670 million denominated in other currencies (2014: US$33,013 million denominated in USD, US$ nil denominated in EUR, US$1,336 million denominated in AUD and US$240 million denominated in other currencies). All interest bearing liabilities, excluding finance leases, are unsecured.

Refer to note 43 ‘Significant accounting policies’ (h) and (s).

16.    Net finance costs

	2015	2014	2013
	US$M	US$M	US$M
Financial expenses
Interest on bank loans and overdrafts	9	11	12
Interest on all other borrowings (a)	517	657	954
Finance lease and hire purchase interest	25	19	7
Discounting on provisions and other liabilities	333	338	335
Net interest expense on post-retirement employee benefits	15	11	7
Interest capitalised (b)	(148)	(182)	(290)
Fair value change on hedged loans	372	328	(505)
Fair value change on hedging derivatives	(358)	(292)	489
Fair value change on non-hedging derivatives (c)	–	101	183
Exchange variations on net debt (d)	(63)	4	37

	702	995	1,229

Financial income
Interest income	(88)	(81)	(80)

	(88)	(81)	(80)

Net finance costs	614	914	1,149

(a)	Interest on all other borrowings includes net interest income of US$67 million (2014: expense of US$116 million; 2013: expense of US$172 million) with respect to Petrohawk Senior Notes, which included gains of US$80 million on the early redemption of notes in August 2014 (2014: gains of US$24 million on the early redemption of notes in February 2014; 2013: US$ nil).

(b)	Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the year ended 30 June 2015, the capitalisation rate was 1.94 per cent (2014: 1.82 per cent; 2013: 2.24 per cent). Tax relief for capitalised interest is approximately US$42 million (2014: US$53 million; 2013: US$86 million).

(c)	Fair value change on non-hedging derivatives in the year ended 30 June 2014 includes unrealised fair value changes of US$101 million on non-hedging derivatives used to manage interest rate risk (2013: US$183 million). No such derivatives existed in the current period.

(d)	Exchange variations on net debt predominantly comprises revaluations of US$109 million on non-USD finance leases (2014: US$24 million; 2013: US$ nil).

Refer to note 43 ‘Significant accounting policies’ (r).

17.    Share capital

	BHP Billiton Limited			BHP Billiton Plc
	2015	2014	2013	2015	2014	2013
	US$M	US$M	US$M	US$M	US$M	US$M
Share capital
At the beginning of the financial year	1,186	1,186	1,186	1,069	1,069	1,069
Shares cancelled (a)	–	–	–	(12)	–	–

At the end of the financial year	1,186	1,186	1,186	1,057	1,069	1,069

Treasury shares
At the beginning of the financial year	(51)	(8)	(8)	(536)	(532)	(525)
Purchase of shares by ESOP Trusts	(232)	(290)	(330)	(123)	(78)	(115)
Employee share awards exercised following vesting, net of employee contributions and other adjustments	264	247	330	99	74	108
Shares cancelled (a)	–	–	–	501	–	–
Conversion of controlled entity to equity accounted investment (b)	–	–	–	2	–	–

At the end of the financial year	(19)	(51)	(8)	(57)	(536)	(532)

	BHP Billiton Limited			BHP Billiton Plc (c)
	2015 Shares (d)	2014 Shares (d)	2013 Shares (d)	2015 Shares (d)	2014 Shares (d)	2013 Shares (d)
Share capital issued
Ordinary shares fully paid	3,211,691,105	3,211,691,105	3,211,691,105	2,112,071,796	2,136,185,454	2,136,185,454
Comprising:
Shares held by the public	3,210,852,008	3,210,206,876	3,211,448,985	2,110,333,783	2,110,945,784	2,111,078,268
Treasury shares	839,097	1,484,229	242,120	1,738,013	25,239,670	25,107,186
Special Voting Share of no par value (e)	1	1	1	–	–	–
5.5% Preference shares of £1 each (f)	–	–	–	50,000	50,000	50,000
Special Voting Share of US$0.50 par value (e)	–	–	–	1	1	1

	BHP Billiton Limited			BHP Billiton Plc
	2015 Shares	2014 Shares	2013 Shares	2015 Shares	2014 Shares	2013 Shares
Movement in shares held by the public
Opening number of shares	3,210,206,876	3,211,448,985	3,211,448,985	2,110,945,784	2,111,078,268	2,111,273,967
Purchase of shares by ESOP Trusts	(6,798,803)	(8,621,160)	(9,545,296)	(3,623,582)	(2,563,735)	(3,761,193)
Employee share awards exercised following vesting	7,443,935	7,379,051	9,545,296	2,945,980	2,431,251	3,565,494
Conversion of controlled entity to equity accounted investment (b)	–	–	–	65,601	–	–

Closing number of shares (g)	3,210,852,008	3,210,206,876	3,211,448,985	2,110,333,783	2,110,945,784	2,111,078,268

	BHP Billiton Limited			BHP Billiton Plc
	2015 Shares	2014 Shares	2013 Shares	2015 Shares	2014 Shares	2013 Shares
Movement in Treasury shares
Opening number of shares	1,484,229	242,120	242,120	25,239,670	25,107,186	24,911,487
Purchase of shares by ESOP Trusts	6,798,803	8,621,160	9,545,296	3,623,582	2,563,735	3,761,193
Employee share awards exercised following vesting	(7,443,935)	(7,379,051)	(9,545,296)	(2,945,980)	(2,431,251)	(3,565,494)
Shares cancelled (a)	–	–	–	(24,113,658)	–	–
Conversion of controlled entity to equity accounted investment (b)	–	–	–	(65,601)	–	–

Closing number of shares	839,097	1,484,229	242,120	1,738,013	25,239,670	25,107,186

(a)	On 28 August 2014, BHP Billiton Plc cancelled 24,113,658 ordinary shares of US$0.50 each held as Treasury shares.

(b)	During the year, subsidiaries holding treasury shares of US$ nil and US$2 million in respect of ESOP Trusts for BHP Billiton Limited and BHP Billiton Plc respectively were converted to equity accounted investments, resulting in a transfer of these shares from Treasury shares to shares held by the public.

(c)	An Equalisation Share (US$0.50 par value) has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc Group to the BHP Billiton Limited Group should this be required under the terms of the DLC merger. The Directors have the ability to issue the Equalisation Share if required under those terms. The Constitution of BHP Billiton Limited allows the Directors of that Company to issue a similar Equalisation Share. There has been no movement in this class of share.

(d)	The total number of BHP Billiton Limited shares of all classes is 3,211,691,106 of which 99.99 per cent are ordinary shares fully paid (2014: 3,211,691,106, 99.99 per cent; 2013: 3,211,691,106, 99.99 per cent). The total number of BHP Billiton Plc shares of all classes is 2,112,121,797 of which 99.99 per cent are ordinary shares of US$0.50 par value (2014: 2,136,235,455, 99.99 per cent; 2013: 2,136,235,455, 99.99 per cent). Any profit remaining after payment of preferred distributions is available for distribution to the holders of BHP Billiton Limited and BHP Billiton Plc ordinary shares in equal amounts per share.

(e)	Each of BHP Billiton Limited and BHP Billiton Plc issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Limited and BHP Billiton Plc on Joint Electorate Actions. There has been no movement in these shares.

(f)	Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Billiton Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. There has been no movement in these shares, all of which are held by JP Morgan Limited.

(g)	During the period 1 July 2015 to 10 September 2015, no fully paid ordinary shares in BHP Billiton were issued on the exercise of Group Incentive Scheme awards.

18.    Other equity

	2015	2014	2013
	US$M	US$M	US$M
Reserves
Share premium account (a)
At the beginning of the financial year	518	518	518

At the end of the financial year	518	518	518

Foreign currency translation reserve (b)
At the beginning of the financial year	54	55	53
Exchange fluctuations on translation of foreign operations taken to equity	(2)	(1)	2

Total other comprehensive income	(2)	(1)	2

At the end of the financial year	52	54	55

Employee share awards reserve (c)
At the beginning of the financial year	599	605	697
Net deferred tax arising on accrued employee entitlement for share awards	–	–	(42)

Total other comprehensive income	–	–	(42)
Employee share awards exercised net of employee contributions and other adjustments	(461)	(221)	(243)
Employee share awards forfeited	(13)	(32)	(17)
Accrued employee entitlement for unexercised awards	247	247	210

At the end of the financial year	372	599	605

Hedging reserve – cash flow hedges (d)
At the beginning of the financial year	129	127	(80)
(Losses)/gains taken to equity	(1,797)	681	223
Losses/(gains) transferred to the income statement	1,815	(678)	73
Deferred tax relating to cash flow hedges	(6)	(1)	(89)

Total other comprehensive income	12	2	207

At the end of the financial year	141	129	127

Financial assets reserve (e)
At the beginning of the financial year	115	140	230
Net valuation losses on available for sale investments taken to equity	(27)	(15)	(103)
Net valuation gains on available for sale investments transferred to the income statement	(115)	(14)	(1)
Deferred tax relating to revaluation gains and losses	36	4	14

Total other comprehensive income	(106)	(25)	(90)

At the end of the financial year	9	115	140

Share buy-back reserve (f)
At the beginning of the financial year	165	165	165
BHP Billiton Plc shares cancelled	12	–	–

At the end of the financial year	177	165	165

Non-controlling interest contribution reserve (g)
At the beginning of the financial year	1,347	360	329
Issue of share options to non-controlling interests	–	–	49
Distribution to option holders	(1)	(2)	–
Equity contributed	1	989	–
Divestment of equity accounted investments	–	–	(18)
Transfers within equity on demerger	(59)	–	–

At the end of the financial year	1,288	1,347	360

Total reserves	2,557	2,927	1,970

	2015	2014	2013
	US$M	US$M	US$M
Retained earnings
At the beginning of the financial year	74,548	66,982	61,892
Profit after taxation	1,910	13,832	11,223
Remeasurement (losses)/gains on pension and medical schemes	(28)	57	60
Tax recognised within other comprehensive income	(17)	12	26

Total comprehensive income	1,865	13,901	11,309
BHP Billiton Plc shares cancelled – refer to note 17 ‘Share capital’	(501)	–	–
Employee share awards exercised, net of employee contributions, forfeitures and other adjustments	114	(59)	(161)
Dividends	(6,596)	(6,276)	(6,076)
In-specie dividend on demerger – refer to note 29 ‘Discontinued operations’	(9,445)	–	–
Divestment of equity accounted investments	–	–	18
Transfers within equity on demerger	59	–	–

At the end of the financial year	60,044	74,548	66,982

	2015	2014	2013
	US$M	US$M	US$M
Non-controlling interests
At the beginning of the financial year	6,239	4,624	3,789
Profit after taxation	968	1,392	1,597
Net valuation gains on available for sale investments taken to equity	6	–	2
Remeasurement gains on pension and medical schemes	–	–	1
Tax recognised within other comprehensive income	(1)	–	(1)

Total comprehensive income	973	1,392	1,599
Distribution to option holders	(1)	(2)	–
Dividends	(639)	(252)	(837)
Equity contributed	52	477	73
Conversion of controlled entities to equity accounted investments	(847)	–	–

At the end of the financial year	5,777	6,239	4,624

(a)	The share premium account represents the premium paid on the issue of BHP Billiton Plc shares recognised in accordance with the UK Companies Act 2006.

(b)	The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Group into US dollars.

(c)	The employee share awards reserve represents the accrued employee entitlements to share awards that have been charged to the income statement and have not yet been exercised.

(d)	The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognised in the income statement when the hedged transaction impacts the income statement, or is recognised as an adjustment to the cost of non-financial hedged items.

(e)	The financial assets reserve represents the revaluation of available for sale financial assets. Where a revalued financial asset is sold or impaired, the relevant portion of the reserve is transferred to the income statement. Net valuation gains transferred to the income statement in the current year of US$(115) million relate to Discontinued operations.

(f)	The share buy-back reserve represents the par value of BHP Billiton Plc shares which were purchased and subsequently cancelled. The cancellation of the shares creates a non-distributable reserve.

(g)	The non-controlling interest contribution reserve represents the excess of consideration received over the book value of net assets attributable to the equity instruments when acquired by non-controlling interests.

Summarised financial information relating to each of the Group’s subsidiaries with non-controlling interests (NCI) that are material to the Group, before any intra-group eliminations is shown below:

2015 US$M	BHP Iron Ore (Jimblebar) Pty Ltd (a)	Minera Escondida Limitada	Other individually immaterial subsidiaries	Intra-group eliminations	Total
BHP Billiton share (per cent)	85.0	57.5

Current assets (c)	319	2,542
Non-current assets (c)	3,893	13,060
Current liabilities	(199)	(1,973)
Non-current liabilities	(1,316)	(2,209)

Net assets	2,697	11,420

Net assets attributable to NCI	403	4,854	520	–	5,777

Revenue	914	8,092
Profit after taxation	169	2,194
Other comprehensive income	–	–

Total comprehensive income	169	2,194

Profit after taxation attributable to NCI	19	932	17	–	968
Other comprehensive income attributable to NCI	–	–	5	–	5
Dividends paid to NCI	4	536	99	–	639

2014 US$M	BHP Iron Ore (Jimblebar) Pty Ltd (a)	Minera Escondida Limitada	Samancor Holdings (Proprietary) Limited (b)	Groote Eylandt Mining Company Pty Ltd (b)	Other individually immaterial subsidiaries	Intra-group eliminations	Total
BHP Billiton share (per cent)	85.0	57.5	60.0	60.0

Current assets (c)	626	2,793	17	154
Non-current assets (c)	4,006	10,803	1,175	1,178
Current liabilities	(495)	(1,034)	(7)	(125)
Non-current liabilities	(1,481)	(2,075)	–	(225)

Net assets	2,656	10,487	1,185	982

Net assets attributable to NCI	388	4,457	474	393	529	(2)	6,239

Revenue	994	8,706	–	990
Profit after taxation	204	3,007	(1)	261
Other comprehensive income	–	–	–	–

Total comprehensive income	204	3,007	(1)	261

Profit after taxation attributable to NCI	22	1,278	–	104	(9)	(3)	1,392
Other comprehensive income attributable to NCI	–	–	–	–	–	–	–
Dividends paid to NCI	–	74	–	120	58	–	252

2013 US$M	BHP Iron Ore (Jimblebar) Pty Ltd (a)	Minera Escondida Limitada	Samancor Holdings (Proprietary) Limited (b)	Groote Eylandt Mining Company Pty Ltd (b)	Other individually immaterial subsidiaries	Intra-group eliminations	Total
BHP Billiton share (per cent)	100.0	57.5	60.0	60.0

Revenue	–	8,826	–	935
Profit after taxation	–	3,309	(5)	349
Other comprehensive income	–	–	–	–

Total comprehensive income	–	3,309	(5)	349

Profit after taxation attributable to NCI	–	1,406	(2)	108	70	15	1,597
Other comprehensive income attributable to NCI	–	–	–	–	2	–	2
Dividends paid to NCI	–	782	–	32	23	–	837

(a)	The Group has an effective interest of 92.5 per cent in BHP Iron Ore (Jimblebar) Pty Ltd, however by virtue of the shareholder agreement with ITOCHU Minerals & Energy of Australia Pty Ltd and Mitsui & Co. Iron Ore Exploration & Mining Pty Ltd, the Group’s interest in the Jimblebar mining operation is 85 per cent which is consistent with the other respective contractual arrangements at Western Australia Iron Ore.

(b)	On 2 March 2015, BHP Billiton ceased consolidation of its 60 per cent interest in Samancor Holdings (Proprietary) Limited and Groote Eylandt Mining Company Pty Ltd and accounted for its 60 per cent interest in those entities as equity accounted joint ventures. Refer to note 29 ‘Discontinued operations’.

(c)	While the Group controls these subsidiaries, the non-controlling interests hold certain protective rights which restrict the Group’s ability to sell assets held by these subsidiaries, or use the assets in other subsidiaries and operations owned by the Group. These subsidiaries are also restricted from paying dividends without the approval of the non-controlling interests.

Refer to note 42 ‘Functional and presentation currency’ and note 43 ‘Significant accounting policies’ (c), (s) and (t).

19.    Dividends

	2015	2014	2013
	US$M	US$M	US$M
Dividends paid/payable during the period
BHP Billiton Limited	3,983	3,793	3,662
BHP Billiton Plc – Ordinary shares	2,613	2,483	2,404
– Preference shares (a)	–	–	–

	6,596	6,276	6,066

Dividends determined in respect of the period
BHP Billiton Limited	3,982	3,887	3,721
BHP Billiton Plc – Ordinary shares	2,617	2,555	2,446
– Preference shares (a)	–	–	–

	6,599	6,442	6,167

	2015	2014	2013
	US cents	US cents	US cents
Dividends paid during the period (per share)
Prior year final dividend	62.0	59.0	57.0
Interim dividend	62.0	59.0	57.0

	124.0	118.0	114.0

Dividends determined in respect of the period (per share)
Interim dividend	62.0	59.0	57.0
Final dividend	62.0	62.0	59.0

	124.0	121.0	116.0

Dividends are determined after period end in the announcement of the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to year-end, on 25 August 2015, BHP Billiton determined a final dividend of 62.0 US cents per share (US$3,301 million), which will be paid on 29 September 2015 (30 June 2014: final dividend of 62.0 US cents per share – US$3,301 million; 30 June 2013: final dividend of 59.0 US cents per share – US$3,147 million).

Each American Depositary Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends determined on each ADS represent twice the dividend determined on BHP Billiton ordinary shares.

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2015	2014	2013
	US$M	US$M	US$M
Franking credits as at 30 June	11,295	13,419	10,516
Franking (debits)/credits arising from the (refund)/payment of current tax	(428)	(29)	824

Total franking credits available (b)	10,867	13,390	11,340

(a)	5.5 per cent dividend on 50,000 preference shares of £1 each determined and paid annually (30 June 2014: 5.5 per cent; 30 June 2013: 5.5 per cent).

(b)	The payment of the final 2015 dividend determined after 30 June 2015 will reduce the franking account balance by US$853 million.

20.    Provision for dividends and other liabilities

	2015	2014
	US$M	US$M
Current
Dividends and other liabilities	159	360

Total current provision for dividends and other liabilities	159	360

Non-current
Other liabilities	205	198

Total non-current provision for dividends and other liabilities	205	198

	2015	2014
	US$M	US$M
Movement in provision for dividends and other liabilities
At the beginning of the financial year	558	451
Dividends determined during the year	6,596	6,276
Charge/(credit) for the year:
Underlying	400	388
Discounting	1	–
Exchange variations	(131)	77
Released during the year	(138)	(141)
Utilisation	(359)	(85)
Divestment and demerger of subsidiaries and operations	(65)	–
Dividends paid during the year	(6,498)	(6,387)
Transfers and other movements	–	(21)

At the end of the financial year	364	558

Financial risk management

21.    Other financial assets

	2015	2014
	US$M	US$M
Current
At fair value
Cross currency and interest rate swaps	53	12
Forward exchange contracts	1	–
Commodity contracts	6	18
Other derivative contracts	23	57

Total current other financial assets	83	87

Non-current
At fair value
Cross currency and interest rate swaps	939	1,471
Commodity contracts	–	7
Other derivative contracts	198	214
Shares – available for sale	21	512
Other investments – available for sale (a)	1	145

Total non-current other financial assets	1,159	2,349

(a)	Includes investments held by BHP Billiton Energy Coal South Africa Rehabilitation Trust Fund as at 30 June 2014. The future realisation of this investment is intended to fund environmental obligations relating to the closure of the South African coal operations, and consequently this investment, while under the Group’s control, is not available for the general purposes of the Group. Any income from this investment was reinvested or applied to meet these obligations. These investments were divested as part of the demerger of South32. Refer to note 29 ‘Discontinued operations’.

Refer to note 43 ‘Significant accounting policies’ (s).

22.    Other financial liabilities

	2015	2014
	US$M	US$M
Current
Cross currency and interest rate swaps	243	–
Commodity contracts	3	–
Other derivative contracts	5	16

Total current other financial liabilities	251	16

Non-current
Cross currency and interest rate swaps	1,024	273
Commodity contracts	1	9
Other derivative contracts	6	21

Total non-current other financial liabilities	1,031	303

Refer to note 43 ‘Significant accounting policies’ (s).

23.    Financial risk management

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

A Cash Flow at Risk (CFaR) framework is used to measure the aggregate and diversified impact of financial risks upon the Group’s financial targets. The principal measurement of risk is CFaR measured on a portfolio basis, which is defined as the worst expected loss relative to projected business plan cash flows over a one-year horizon under normal market conditions at a confidence level of 90 per cent.

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

	• •	Measuring and reporting the exposure in customer commodity contracts and issued debt instruments. Executing hedging derivatives to align the total group exposure to the index target.

3 Strategic financial transactions

Opportunistic transactions may be executed with financial instruments to capture value from perceived market over/under valuations.	•	Exposures managed within value at risk and stop loss limits.
	•	Execution of transactions within approved mandates.

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

The majority of the Group’s debt is issued at fixed interest rates. The Group has entered into interest rate swaps and cross currency interest rate swaps to convert most of its fixed interest rate exposure to floating US dollar interest rate exposure. As at 30 June 2015, 89 per cent of Group borrowings were exposed to floating interest rates inclusive of the effect of swaps (2014: 84 per cent). The Group’s earnings are sensitive to changes in interest rates on the floating interest rate component of the Group’s net borrowings.

The fair value of interest rate swaps and cross currency interest rate swaps in hedge relationships used to hedge both interest rate and foreign currency risks are shown in the fair values section of this note.

Based on the net debt position as at 30 June 2015, taking into account interest rate swaps and cross currency interest rate swaps, it is estimated that a one percentage point increase in the US LIBOR interest rate will decrease the Group’s equity and profit after taxation by US$149 million (2014: decrease of US$126 million). This assumes that the change in interest rates is effective from the beginning of the financial year and the fixed/floating mix and balances are constant over the year. However, interest rates and the net debt profile of the Group may not remain constant over the coming financial year and therefore such sensitivity analysis should be used with care.

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

The following table shows the foreign currency risk arising from financial assets and liabilities, which are denominated in currencies other than the US dollar:

Net financial (liabilities)/assets – by currency of denomination	2015	2014
	US$M	US$M
Australian dollars	(2,239)	(4,684)
Chilean peso	(665)	(267)
Other	(5)	6

Total	(2,909)	(4,945)

The principal non-functional currencies to which the Group is exposed are the Australian dollar and Chilean peso. Based on the Group’s net financial assets and liabilities as at 30 June 2015, a weakening of the US dollar against these currencies as illustrated in the table below, with all other variables held constant, would (decrease)/increase profit after taxation and equity as follows:

	2015		2014
	US$M		US$M
Currency movement against US$	Profit after taxation	Equity	Profit after taxation	Equity
1 cent strengthening in Australian dollar	(12)	(12)	(31)	(31)
10 pesos strengthening in Chilean peso	(7)	(7)	(3)	(3)

The Group’s financial asset and liability profile may not remain constant and therefore these sensitivities should be used with care.

Transactional exposure in respect of non-functional currency expenditure and revenues

Certain operating and capital expenditure is incurred in currencies other than their functional currency. To a lesser extent, certain sales revenue is earned in currencies other than the functional currency of operations, and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation. These currency risks are managed as part of the portfolio risk management strategy. When required under this strategy the Group enters into forward exchange contracts.

The net fair value of forward exchange contracts outstanding to manage short-term foreign currency cash flows relating to operating activities is an asset of US$1 million and a liability of US$ nil (2014: an asset of US$ nil and a liability of US$ nil).

Commodity price risk

Contracts for the sale and physical delivery of commodities are executed whenever possible on a pricing basis intended to achieve a relevant index target. While the Group has succeeded in transitioning the majority of Group commodity production sales to market-based index pricing terms, derivative commodity contracts may from time-to-time be used to align realised prices with the relevant index. Contracts for the physical delivery of commodities are not typically financial instruments and are carried in the balance sheet at cost (typically at nil); they are therefore excluded from the fair value and sensitivity tables below. Accordingly, the financial instrument exposures set out in the tables below do not represent all of the commodity price risks managed according to the Group’s objectives. Movements in the fair value of contracts included in the tables below are offset by movements in the fair value of the physical contracts, however only the former movement is recognised in the Group’s income statement prior to settlement. The risk associated with commodity prices is managed as part of the portfolio risk management strategy.

Financial instruments with commodity price risk included in the following tables are primarily derivatives embedded in physical commodity purchase and sales contracts.

All such instruments are carried in the balance sheet at fair value.

Forward commodity and other derivative contracts

	2015		2014
	Fair value of asset	Fair value of liability	Fair value of asset	Fair value of liability
	US$M	US$M	US$M	US$M
Aluminium	–	–	54	7
Copper	22	6	7	16
Nickel	–	–	17	5
Coal	–	–	–	1
Petroleum	–	–	–	6
Gas	205	9	218	11

Total	227	15	296	46

Comprising:
Current	29	8	75	16
Non-current	198	7	221	30

Provisionally priced commodity sales and purchases contracts

Not included in the above table are provisionally priced sales or purchases volumes for which price finalisation, referenced to the relevant index, is outstanding at the reporting date. Provisional pricing mechanisms embedded within these sales and purchases arrangements have the character of a commodity derivative and are carried at fair value through profit and loss as part of trade receivables or trade payables. The Group’s exposure at 30 June 2015 to the impact of movements in commodity prices upon provisionally invoiced sales and purchases volumes is set out in the following table:

		2015		2014
	Units of exposure	Net exposure (deliver)/ receive	Impact on equity and profit after taxation of 10% increase in market price US$M	Net exposure (deliver)/ receive	Impact on equity and profit after taxation of 10% increase in market price US$M
Provisionally priced commodity sales contracts
Copper	Tonnes (’000s)	(363)	173	(350)	246
Zinc	Tonnes (’000s)	(4)	1	(11)	2
Lead	Tonnes (’000s)	–	–	(29)	6
Gold	Ounces	(23,975)	2	(19,401)	2
Silver	Ounces (’000s)	(1,231)	2	(5,072)	10
Nickel	Tonnes (’000s)	(4)	4	(3)	5
Iron Ore	Tonnes (’000s)	(2,876)	14	(588)	5

Provisionally priced commodity purchases contracts
Copper	Tonnes (’000s)	32	(18)	24	(17)
Zinc	Tonnes (’000s)	4	(1)	4	(1)
Silver	Ounces (’000s)	850	(1)	526	(1)

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

The Group’s strong credit profile, diversified funding sources and committed credit facilities ensure that sufficient liquid funds are maintained to meet its daily cash requirements. The Group’s policy on counterparty credit exposure ensures that only counterparties of an investment grade standing are used for the investment of any excess cash.

During the year ended 30 June 2015, Moody’s Investors Service made no change to the Group’s long-term credit rating of A1 (the short-term credit rating is P-1). Standard & Poor’s also affirmed the Group’s long-term credit rating of A+ (the short-term credit rating is A-1); however, revised their outlook from stable to negative.

There were no defaults on loans payable during the period.

Standby arrangements and unused credit facilities

Details of major standby and support arrangements are as follows:

	2015			2014
US$M	Facility available	Drawn	Undrawn	Facility available	Drawn	Undrawn
Revolving credit facility (a)	6,000	–	6,000	6,000	–	6,000

Total financing facilities	6,000	–	6,000	6,000	–	6,000

(a)	The Group’s committed US$6.0 billion revolving credit facility operates as a back-stop to the Group’s uncommitted commercial paper program. The combined amount drawn under the facility or as commercial paper will not exceed US$6.0 billion. As at 30 June 2015, US$ nil commercial paper was drawn (2014: US$ nil), therefore US$6.0 billion of committed facility was available to use (2014: US$6.0 billion). The revolving credit facility has a five-year maturity with one remaining one-year extension option. A commitment fee is payable on the undrawn balance and an interest rate comprising an interbank rate plus a margin applies to any drawn balance. The agreed margins are typical for a credit facility extended to a company with the Group’s credit rating.

Maturity profile of financial liabilities

The maturity profile of the Group’s financial liabilities based on the contractual amounts, taking into account the derivatives related to debt, is as follows:

2015 US$M	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to net debt	Other derivatives	Obligations under finance leases	Other	Total
Due for payment:
In one year or less or on demand	3,070	664	214	8	105	6,807	10,868
In more than one year but not more than two years	3,385	865	44	3	61	20	4,378
In more than two years but not more than three years	960	781	379	1	57	2	2,180
In more than three years but not more than four years	3,927	760	314	1	52	2	5,056
In more than four years but not more than five years	1,598	608	157	1	48	3	2,415
In more than five years	16,952	7,092	1,495	1	165	2	25,707

Total	29,892	10,770	2,603	15	488	6,836	50,604

Carrying amount	30,732	–	1,267	15	438	6,836	39,288

2014 US$M	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to net debt	Other derivatives	Obligations under finance leases	Other	Total
Due for payment:
In one year or less or on demand	4,165	665	(180)	16	167	9,747	14,580
In more than one year but not more than two years	3,107	1,034	(122)	9	164	94	4,286
In more than two years but not more than three years	3,390	897	(32)	1	164	3	4,423
In more than three years but not more than four years	1,066	807	128	6	151	3	2,161
In more than four years but not more than five years	4,169	784	70	11	152	3	5,189
In more than five years	16,857	7,949	485	3	1,708	10	27,012

Total	32,754	12,136	349	46	2,506	9,860	57,651

Carrying amount	33,205	–	273	46	1,384	9,860	44,768

The amounts presented in the tables above comprise the contractual undiscounted cash flows, and therefore will not always agree with the amounts presented in the balance sheet. The Group holds derivatives related to net debt, commodities and currencies that are classified as other financial assets when they are expected to generate cash inflows. Refer to note 21 ‘Other financial assets’.

Credit risk

Credit risk can arise from the non-performance by counterparties of their contractual financial obligations towards the Group. To manage credit risk, the Group maintains Group-wide procedures covering the application for credit approvals, granting and renewal of counterparty limits, proactive monitoring of exposures against these limits and requirements triggering secured payment terms. As part of these processes, the credit exposures to all counterparties are regularly monitored and assessed on a timely basis. The maximum exposure to credit risk is limited to the total carrying amount of relevant financial assets on the balance sheet, as at the reporting date.

The Group’s credit risk exposures are categorised under the following headings:

Counterparties

The Group conducts transactions with the following major types of counterparties:

•	Receivables counterparties

Approximately half of sales to the Group’s customers are made on open terms.

•	Secured payment counterparties

Approximately half of sales to the Group’s customers occur via secured payment mechanisms.

•	Derivative counterparties

Counterparties to derivative contracts consist of a diverse number of financial institutions and industrial counterparties in the relevant markets.

•	Cash investment counterparties

As part of managing cash flow and liquidity, the Group holds short-term cash investments with a range of approved financial institutions.

The Group has no significant concentration of credit risk with any single counterparty.

Geographic

The Group trades in all major geographic regions. Countries in which the Group has significant revenue exposures include Australia, the United States, Europe, China, Japan, India and South Korea. Where appropriate, secured payment mechanisms and other risk mitigation instruments are used to protect revenues from credit risk losses.

Industry

In line with our asset portfolio, the Group sells into a diverse range of industries and customer sectors. This diversity means that the Group is not dominantly exposed to any individual industry or customer.

The following table shows the Group’s receivables at the reporting date that are exposed to credit risk and the ageing and impairment profile thereon:

2015 US$M	Gross amount	Receivables past due and impaired	Receivables neither past due nor impaired	Receivables past due but not impaired
				Less than 30 days	31 to 60 days	61 to 90 days	Over 90 days
Trade receivables	2,988	6	2,972	8	2	–	–
Other receivables	2,849	11	2,653	66	11	30	78

Total	5,837	17	5,625	74	13	30	78

2014 US$M	Gross amount	Receivables past due and impaired	Receivables neither past due nor impaired	Receivables past due but not impaired
				Less than 30 days	31 to 60 days	61 to 90 days	Over 90 days
Trade receivables	4,735	115	4,562	46	–	–	12
Other receivables	4,005	17	3,761	9	26	33	159

Total	8,740	132	8,323	55	26	33	171

Receivables are deemed to be past due or impaired with reference to the Group’s normal terms and conditions of business. These terms and conditions are determined on a case-by-case basis with reference to the customer’s credit quality and prevailing market conditions. Receivables that are classified as ‘past due’ in the above tables are those that have not been settled within the payments terms that have been agreed with that customer. For an analysis of movements in impaired trade receivables, refer to note 8 ‘Trade and other receivables’.

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

An impairment of US$15 million was recognised during the year ended 30 June 2015 (2014: US$ nil) relating to other financial assets, refer to note 3 ‘Expenses’.

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

The financial assets and liabilities are presented by class in the tables below at their carrying amounts, which generally approximate to fair value. In the case of US$3,321 million (2014: US$5,337 million) of fixed rate debt not swapped to floating rate, the fair value at 30 June 2015 was US$3,538 million (2014: US$5,665 million).

Financial assets and liabilities

2015 US$M	Notes	Loans and receivables	Available for sale securities	Held at fair value through profit or loss	Cash flow hedges	Other financial assets and liabilities at amortised cost	Total
Financial assets
Cash and cash equivalents	7	6,753	–	–	–	–	6,753
Trade and other receivables (a)	8	3,534	–	952	–	–	4,486
Cross currency and interest rate swaps	21	–	–	858	134	–	992
Forward exchange contracts	21	–	–	1	–	–	1
Commodity contracts	21	–	–	6	–	–	6
Other derivative contracts	21	–	–	221	–	–	221
Loans to equity accounted investments	8	995	–	–	–	–	995
Shares	21	–	21	–	–	–	21
Other investments	21	–	1	–	–	–	1

Total financial assets		11,282	22	2,038	134	–	13,476

Non-financial assets							111,104

Total assets							124,580

Financial liabilities
Trade and other payables (b)	9	–	–	176	–	6,660	6,836
Cross currency and interest rate swaps	22	–	–	(62)	1,329	–	1,267
Commodity contracts	22	–	–	4	–	–	4
Other derivative contracts	22	–	–	11	–	–	11
Bank overdrafts and short-term borrowings (c)	15	–	–	–	–	140	140
Bank loans (c)	15	–	–	–	–	1,595	1,595
Notes and debentures (c)	15	–	–	–	–	28,725	28,725
Finance leases (c)	15	–	–	–	–	438	438
Other (c)	15	–	–	–	–	272	272

Total financial liabilities		–	–	129	1,329	37,830	39,288

Non-financial liabilities							14,747

Total liabilities							54,035

2014 US$M	Notes	Loans and receivables	Available for sale securities	Held at fair value through profit or loss	Cash flow hedges	Other financial assets and liabilities at amortised cost	Total
Financial assets
Cash and cash equivalents	7	8,803	–	–	–	–	8,803
Trade and other receivables (a)	8	5,431	–	1,071	–	–	6,502
Cross currency and interest rate swaps	21	–	–	846	637	–	1,483
Commodity contracts	21	–	–	25	–	–	25
Other derivative contracts	21	–	–	271	–	–	271
Loans to equity accounted investments	8	1,205	–	–	–	–	1,205
Interest bearing loans receivable	8	337	–	–	–	–	337
Shares	21	–	512	–	–	–	512
Other investments	21	–	145	–	–	–	145

Total financial assets		15,776	657	2,213	637	–	19,283

Non-financial assets							132,130

Total assets							151,413

Financial liabilities
Trade and other payables (b)	9	–	–	300	–	9,560	9,860
Cross currency and interest rate swaps	22	–	–	221	52	–	273
Commodity contracts	22	–	–	9	–	–	9
Other derivative contracts	22	–	–	37	–	–	37
Bank overdrafts and short-term borrowings (c)	15	–	–	–	–	51	51
Bank loans (c)	15	–	–	–	–	1,462	1,462
Notes and debentures (c)	15	–	–	–	–	31,247	31,247
Finance leases (c)	15	–	–	–	–	1,384	1,384
Other (c)	15	–	–	–	–	445	445

Total financial liabilities		–	–	567	52	44,149	44,768

Non-financial liabilities							21,263

Total liabilities							66,031

(a)	Excludes input taxes of US$339 million (2014: US$564 million) included in other receivables. Refer to note 8 ‘Trade and other receivables’.

(b)	Excludes input taxes of US$582 million (2014: US$398 million) included in other payables. Refer to note 9 ‘Trade and other payables’.

(c)	All interest bearing liabilities, excluding finance leases are unsecured.

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

2015	Level 1 (a)	Level 2 (b)	Level 3 (c)	Total
	US$M	US$M	US$M	US$M
Financial assets and liabilities
Trade and other receivables	–	952	–	952
Trade and other payables	–	(176)	–	(176)
Cross currency and interest rate swaps	–	(275)	–	(275)
Forward exchange contracts	–	1	–	1
Commodity contracts	–	2	–	2
Other derivative contracts	–	12	198	210
Investments – available for sale	1	–	21	22

Total	1	516	219	736

2014	Level 1 (a)	Level 2 (b)	Level 3 (c)	Total
	US$M	US$M	US$M	US$M
Financial assets and liabilities
Trade and other receivables	–	1,071	–	1,071
Trade and other payables	–	(300)	–	(300)
Cross currency and interest rate swaps	–	1,210	–	1,210
Commodity contracts	–	16	–	16
Other derivative contracts	–	(13)	247	234
Investments – available for sale	5	145	507	657

Total	5	2,129	754	2,888

(a)	Valuation is based on unadjusted quoted prices in active markets for identical financial assets and liabilities.

(b)	Valuation is based on inputs (other than quoted prices included in Level 1) that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).

(c)	Valuation is based on inputs that are not based on observable market data.

Level 3 financial assets and liabilities

The following table shows the movements in the Group’s level 3 financial assets and liabilities:

	2015	2014
	US$M	US$M
At the beginning of the financial year	754	690
Additions	16	66
Disposals	(407)	(47)
Realised gains recognised in the income statement (a)	9	6
Unrealised gains recognised in the income statement (a)	33	77
Unrealised losses recognised in other comprehensive income (b)	(9)	(19)
Impairment	(15)	–
Transfers (c)	(162)	(19)

At the end of the financial year	219	754

(a)	Realised and unrealised gains and losses recognised in the income statement are recorded in expenses. Refer to note 3 ‘Expenses’.

(b)	Unrealised gains and losses recognised in other comprehensive income are recorded in the financial assets reserve. Refer to note 18 ‘Other equity’.

(c)	Transfers comprise US$162 million relating to Marine Well Containment Company now classified as an equity accounted investment.

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

		Profit after taxation		Equity
2015 US$M	Carrying amount	10% increase in input	10% decrease in input	10% increase in input	10% decrease in input
Financial assets and liabilities
Other derivative contracts	198	45	(45)	45	(45)
Investments – available for sale	21	–	–	2	(2)

Total	219	45	(45)	47	(47)

		Profit after taxation		Equity
2014 US$M	Carrying amount	10% increase in input	10% decrease in input	10% increase in input	10% decrease in input
Financial assets and liabilities
Other derivative contracts	247	67	(67)	67	(67)
Investments – available for sale	507	–	–	72	(39)

Total	754	67	(67)	139	(106)

Offsetting financial assets and liabilities

Financial assets and liabilities are offset and the net amount reported in the balance sheet where the Group currently has a legally enforceable right to offset the recognised amounts, and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. The Group also entered into master netting arrangements that do not meet the criteria for offsetting but allow for the related amounts to be set-off in certain circumstances, such as the event of default.

The following table presents the recognised financial instruments that are offset, or subject to enforceable master netting arrangements but not offset, as at 30 June 2015 and 30 June 2014. The column ‘Net amount’ shows the impact on the Group’s balance sheet if all set-off rights were exercised.

		Effects of offsetting on the balance sheet			Related amounts not offset
2015 US$M	Notes	Gross amounts	Gross amounts set-off in the balance sheet	Net amounts presented in the balance sheet	Amounts subject to master netting arrangements	Net amount
Financial assets
Cash and cash equivalents (a)	7	6,753	–	6,753	(326)	6,427
Trade receivables	8	2,949	33	2,982	–	2,982
Cross currency and interest rate swaps (a)	21	992	–	992	(740)	252

Total		10,694	33	10,727	(1,066)	9,661

Financial liabilities
Trade creditors	9	4,890	(33)	4,857	–	4,857
Cross currency and interest rate swaps (a)	22	1,267	–	1,267	(1,066)	201

Total		6,157	(33)	6,124	(1,066)	5,058

2014 US$M
Financial assets
Cash and cash equivalents (a)	7	8,803	–	8,803	(59)	8,744
Trade receivables	8	4,639	(19)	4,620	–	4,620
Cross currency and interest rate swaps (a)	21	1,483	–	1,483	(214)	1,269

Total		14,925	(19)	14,906	(273)	14,633

Financial liabilities
Trade creditors	9	6,992	(19)	6,973	–	6,973
Cross currency and interest rate swaps (a)	22	273	–	273	(273)	–

Total		7,265	(19)	7,246	(273)	6,973

(a)

The Group enters into money market deposits and derivative transactions under International Swaps and Derivatives Association (ISDA) master netting agreements. Under the terms of these arrangements, only where certain events occur such as default, the net position owing/receivable to a single counterparty will be taken as owing and all the relevant arrangements terminated. As the Group does not presently have a legally enforceable right of set-off, these amounts have not been offset in the balance sheet, but have been presented separately in the table above.

Capital management

The Group’s long-term strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market. The Group will invest capital in assets where they fit its strategy. The Group’s priorities for cash flow are underpinned by:

•	reinvestment in projects that carry attractive rates of return regardless of the economic climate;

•	seeking to maintain a solid ‘A’ credit rating; and

•	returning excess capital to shareholders firstly with its progressive dividend policy and thereafter via capital management initiatives (for example share buy-backs).

Further information relevant to the actions and outcomes of the Group’s capital management strategy is contained in section 7.1.4 Consolidated Cash Flow Statement, note 17 ‘Share capital’, note 18 ‘Other equity’ and note 19 ‘Dividends’.

The Group monitors capital using a gearing ratio, being the ratio of net debt to net debt plus net assets. Our policy is for net gearing to be a maximum of 40 per cent.

	2015	2014
	US$M	US$M
Cash and cash equivalents	(6,753)	(8,803)
Current debt	3,201	4,262
Non-current debt	27,969	30,327

Net debt	24,417	25,786

Net assets	70,545	85,382

Gearing	25.7%	23.2%

Refer to note 43 ‘Significant accounting policies’ (s).

Employee matters

24.    Key management personnel

Key management personnel compensation comprises:

	2015	2014	2013
	US$	US$	US$
Short-term employee benefits	26,663,069	29,302,029	24,959,049
Post-employment benefits	2,920,007	3,176,079	3,446,910
Share-based payments	20,783,959	21,300,632	26,297,032

Total	50,367,035	53,778,740	54,702,991

Transactions with key management personnel

During the financial year, there were no purchases by key management personnel from the Group (2014: US$ nil; 2013: US$ nil).

There are no amounts payable by key management personnel at 30 June 2015 (2014: US$ nil).

Loans with key management personnel

There are no loans receivable from or payable to key management personnel (2014: US$ nil).

Transactions with personally related entities

A number of Directors of the Group hold or have held positions in other companies, where it is considered they control or significantly influence the financial or operating policies of those entities. There have been no transactions with those entities and no amounts were owed by the Group to personally related entities (2014: US$ nil).

25.    Employee share ownership plans

Awards were provided under the following employee share ownership plans for the year ended 30 June 2015: the Long Term Incentive Plan (LTIP), Short Term Incentive Plan (STIP), Management Award Plan (MAP), Group Short Term Incentive Plan (GSTIP), Transitional GMC awards and the all-employee share plan, Shareplus. In prior years, awards were also made under the Group Incentive Scheme (GIS) and the Kgatelo Pele Employee Share Ownership Plan.

These awards take the form of rights to receive ordinary shares in either BHP Billiton Limited or BHP Billiton Plc. Awards made are subject to performance conditions (LTIP and Transitional GMC) and service conditions (all plans). Subject to the performance conditions and service conditions being met and the extent to which they are met, the awards will vest and the participant will become entitled to the appropriate number of ordinary shares or, if relevant, entitled to exercise options over the relevant number of ordinary shares. Awards under the plans do not confer any rights to participate in a share issue; however, there is discretion under each of the plans to adjust the awards in response to a variation of BHP Billiton’s share capital.

As a result of the demerger of South32, adjustments were made to unvested awards to ensure that participants continue to be appropriately treated. At the time of the demerger, unvested awards under the LTIP, STIP, MAP, GSTIP, those provided as Transitional GMC awards and GIS were adjusted to reflect the reduction in the value of BHP Billiton after South32 demerged. During the year ended 30 June 2015, no new awards were granted under either of the GIS – deferred shares or Transitional GMC awards, except for the adjustments as described above. In relation to unvested awards under Shareplus, compensatory awards were granted to reflect the reduction in the value of BHP Billiton after South32 demerged. The new number of unvested awards for each participant (when taken together with the compensatory awards referred to above) equals the number of awards held before the demerger multiplied by ((BHP Billiton five-day volume weighted average price (VWAP) plus South32 five-day VWAP) divided by BHP Billiton five-day VWAP). Prices were based on the first five trading days following South32’s listing on the relevant exchanges on 18 May 2015.

All LTIP, STIP and GIS awards and all MAP and GSTIP awards granted prior to 1 July 2011 are eligible to receive a payment equal to the dividend amount that would have been earned on the underlying shares awarded to those participants (the Dividend Equivalent Payment or DEP). The DEP is provided to the participants once the underlying shares are allocated or transferred to them. No DEP is provided in respect of any awards that lapse. All Transitional GMC awards and awards granted after 1 July 2011 under GSTIP and MAP are not eligible for a DEP.

A description of these plans is as follows:

(i)	STIP, GIS and GSTIP

The STIP (which replaced GIS in FY2014) is a plan for the GMC and the GSTIP is a plan for senior management employees other than the GMC (being first introduced during the year ended 30 June 2009). The plans allow a portion of short-term incentive amounts (being a percentage of base salary) to be deferred. Half of the short-term incentive is paid in cash. The remaining half is provided in the form of STIP, GIS or GSTIP awards – being a grant of rights to receive BHP Billiton shares. The rights are subject to a two-year vesting period before they vest or can be exercised. If, during the vesting period, an individual resigns without the Remuneration Committee’s consent, or is dismissed for cause, their rights are forfeited. Awards in respect of the year ended 30 June 2015 will be granted during the year ending 30 June 2016.

(ii)	LTIP and MAP

The LTIP is a plan for the GMC, and awards are granted annually. The performance condition applicable to the awards requires the Group’s Total Shareholder Return (TSR) over a five-year performance period to be greater than the Peer Group TSR (being the weighted median TSR where the comparator group is a specified group of peer companies). For awards granted from December 2010 onwards, performance relative to this Peer Group TSR performance condition determines the vesting of 67 per cent of the LTIP awards, while performance relative to the Index TSR (being the index value where the comparator group is a market index such as the MSCI World) performance condition determines the vesting of 33 per cent of the LTIP awards. To the extent that the performance condition is not achieved, awards are forfeited. There is no retesting. For the awards to vest in full, the Group’s TSR must exceed the Peer Group TSR and Index TSR (if applicable) by a specified percentage per year, determined for each grant by the Remuneration Committee. Since the establishment of the LTIP in 2004, this percentage has been set at 5.5 per cent per year. The vesting scale is determined for each grant by the Committee. For awards granted prior to December 2013, vested awards were able to be exercised for up to five years following the date that vesting is determined, with an expiry date prior to the fifth anniversary of vesting. From December 2013 onwards, vested awards will be transferred to individuals as soon as practicable after the relevant vesting date.

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

The Remuneration Committee may determine that these awards are provided to new GMC members recruited from within BHP Billiton as a transitional measure to bridge the time-based gap between the vesting of MAP awards that were granted to these individuals in their non-GMC management positions (with a three-year service condition) and the LTIP awards provided to GMC members (with a five-year service and performance condition). Transitional GMC awards have two tranches. Tranche one has a three-year service and performance condition. Tranche two has a four-year service and performance condition. The Remuneration Committee has absolute discretion to determine if the performance condition has been met and whether any, all or part of the award will vest (or otherwise lapse), having regard to (but not limited to) BHP Billiton’s TSR over the three- or four-year performance period (respectively), the participant’s contribution to Group outcomes and the participant’s personal performance (with guidance on this assessment from the CEO).

(iv)	Shareplus

Shareplus is an all-employee share purchase plan which commenced in April 2007. Employees may contribute up to US$5,000 to acquire shares (Acquired Shares) in any Plan year. On the third anniversary of the start of a Plan year, the Company will match the number of Acquired Shares held by the employee at that time with Matched Shares. The employees have no beneficial entitlement to the Matched Shares until they are awarded. Acquired Shares are purchased on a quarterly basis. Employees can sell their Acquired Shares at any time. If, prior to the third anniversary, an individual sells their Acquired Shares, resigns without the Remuneration Committee’s consent or is dismissed for cause, their entitlement to Matched Shares is forfeited.

(v)	Kgatelo Pele ESOP

The Kgatelo Pele ESOP commenced in June 2013 with a three-year vesting period. All eligible employees are entitled to awards to the value of ZAR8,667 each year. Beneficiaries must be permanently employed by Hotazel Manganese Mines (Pty) Ltd as at 1 May (effective date) of each year to qualify for the allocation for that particular year. Hotazel Manganese Mines (Pty) Ltd will contribute the necessary amount to the Kgatelo Pele Trust by way of donation to enable the purchase of shares, which will be held until the end of the vesting period. During this period, beneficiaries will be entitled to dividends declared by BHP Billiton. At the end of each vesting period, eligible employees will be given the opportunity to create a portfolio by having the shares transferred into their own names or to sell their entitlements and receive the cash benefit. In May 2015, BHP Billiton’s interest in Hotazel Manganese Mines (Pty) Ltd was divested as part of South32, and the Kgatelo Pele Trust is no longer part of the Group. The Group will not make future contributions to the Kgatelo Pele Trust.

Employee share awards – current plans

2015	Number of awards at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Limited
STIP awards	–	412,994	–	–	412,994	–
GIS awards – deferred shares	143,544	4,846	80,247	–	68,143	–
GSTIP awards – deferred shares	2,178,334	1,840,479	1,328,634	66,026	2,624,153	52,190
GSTIP awards – options	110,319	–	23,065	–	87,254	87,254
– weighted average exercise price – A$	41.08	–	38.41	–	41.78	41.78
– weighted average share price – A$			38.07
LTIP awards	4,346,180	1,271,634	1,131,593	719,790	3,766,431	707,600
Transitional GMC awards	271,194	15,636	–	66,850	219,980	–
MAP awards	7,706,995	3,230,752	2,885,862	325,246	7,726,639	228,827
Shareplus	3,460,805	2,888,178	1,997,843	322,748	4,028,392	–

BHP Billiton Plc
GIS awards – deferred shares	35,081	–	35,081	–	–	–
GIS awards – options	30,389	–	–	–	30,389	30,389
– weighted average exercise price – £	23.71	–	–	–	23.71	23.71
– weighted average share price – £			–
GSTIP awards – deferred shares	447,157	285,418	405,095	5,872	321,608	18,132
GSTIP awards – options	42,473	–	–	–	42,473	42,473
– weighted average exercise price – £	22.08	–	–	–	22.08	22.08
– weighted average share price – £			–
LTIP awards	1,435,123	42,454	375,983	97,380	1,004,214	281,857
Transitional GMC awards	39,860	3,206	–	–	43,066	–
MAP awards	2,263,206	671,375	1,222,078	140,420	1,572,083	162,851
Shareplus	757,466	485,747	929,771	68,648	244,794	–

Fair value and assumptions in the calculation of fair value for awards issued

2015	Weighted average fair value of awards granted during the year (a) US$	Risk-free interest rate (b)	Estimated life of awards	Share price at grant date	Estimated volatility of share price (c)	Dividend yield
BHP Billiton Limited
STIP awards	30.16	n/a	3 years	A$36.00	n/a	3.39%
GSTIP awards – deferred shares	28.15	n/a	3 years	A$36.00	n/a	3.39%
LTIP awards	15.67	1.70%	5 years	A$36.00	27.0%	3.39%
MAP awards	27.20	n/a	3 years	A$36.00	n/a	3.39%
Shareplus	20.22	2.27%	3 years	A$30.27	n/a	3.36%

BHP Billiton Plc
GSTIP awards – deferred shares	28.20	n/a	3 years	£19.45	n/a	4.00%
LTIP awards	15.90	1.70%	5 years	£19.45	27.0%	4.00%
MAP awards	27.07	n/a	3 years	£19.45	n/a	4.00%
Shareplus	23.49	2.76%	3 years	£15.00	n/a	3.90%

Employee share awards – current plans

2014	Number of awards at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Limited
GIS awards – deferred shares	244,868	114,629	215,953	–	143,544	–
GIS awards – options	90,389	–	90,389	–	–	–
– weighted average exercise price – A$	29.15	–	29.15	–	–	–
– weighted average share price – A$			36.80
GSTIP awards – deferred shares	2,388,298	1,256,041	1,414,934	51,071	2,178,334	46,839
GSTIP awards – options	284,636	–	116,876	57,441	110,319	110,319
– weighted average exercise price – A$	39.44	–	38.41	38.41	41.08	41.08
– weighted average share price – A$			36.82
LTIP awards	6,066,035	1,298,015	1,688,386	1,329,484	4,346,180	1,512,567
Transitional GMC awards	35,834	235,360	–	–	271,194	–
MAP awards	7,981,682	2,921,588	2,481,689	714,586	7,706,995	486,850
Shareplus	3,092,062	2,010,066	1,339,097	302,226	3,460,805	–

BHP Billiton Plc
GIS awards – deferred shares	136,632	–	101,551	–	35,081	–
GIS awards – options	109,792	–	79,403	–	30,389	30,389
– weighted average exercise price – £	15.58	–	12.47	–	23.71	23.71
– weighted average share price – £			19.31
GSTIP awards – deferred shares	700,770	242,715	485,820	10,508	447,157	13,228
GSTIP awards – options	54,960	–	12,487	–	42,473	42,473
– weighted average exercise price – £	20.80	–	17.43	–	22.08	22.08
– weighted average share price – £			18.72
LTIP awards	2,638,166	–	726,863	476,180	1,435,123	541,220
Transitional GMC awards	39,860	–	–	–	39,860	–
MAP awards	2,418,076	724,685	728,298	151,257	2,263,206	231,746
Shareplus	702,203	434,461	296,186	83,012	757,466	–
Kgatelo Pele ESOP	–	66,064	–	–	66,064	–

Fair value and assumptions in the calculation of fair value for awards issued

2014	Weighted average fair value of awards granted during the year (a) US$	Risk-free interest rate (b)	Estimated life of awards	Share price at grant date	Estimated volatility of share price (c)	Dividend yield
BHP Billiton Limited
GIS awards – deferred shares	29.24	n/a	3 years	A$30.94	n/a	3.17%
GSTIP awards – deferred shares	26.62	n/a	3 years	A$30.94	n/a	3.17%
LTIP awards	13.25	1.42%	5 years	A$30.94	31.0%	3.17%
Transitional GMC awards	25.37	n/a	3-4 years	A$30.94	n/a	3.17%
MAP awards	25.78	n/a	3 years	A$30.94	n/a	3.17%
Shareplus	31.37	2.55%	3 years	A$36.78	n/a	3.11%

BHP Billiton Plc
GSTIP awards – deferred shares	24.24	n/a	3 years	£17.15	n/a	3.65%
MAP awards	23.35	n/a	3 years	£17.15	n/a	3.65%
Shareplus	28.61	2.05%	3 years	£18.91	n/a	3.49%
Kgatelo Pele ESOP	30.14	n/a	3 years	£18.91	n/a	n/a

Employee share awards – current plans

2013	Number of awards at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards at the end of the financial year	Number of awards vested and exercisable at the end of the financial year
BHP Billiton Limited
GIS awards – deferred shares	614,335	53,854	407,847	15,474	244,868	23,167
GIS awards – options	764,318	–	359,098	314,831	90,389	90,389
– weighted average exercise price – A$	34.44	–	29.15	41.99	29.15	29.15
– weighted average share price – A$			34.15
GSTIP awards – deferred shares	2,234,410	1,248,794	1,024,623	70,283	2,388,298	194,382
GSTIP awards – options	335,160	–	–	50,524	284,636	284,636
– weighted average exercise price – A$	39.29	–	–	38.41	39.44	39.44
– weighted average share price – A$			–
LTIP awards	10,047,354	693,628	4,621,864	53,083	6,066,035	2,367,453
Transitional GMC awards	–	35,834	–	–	35,834	–
MAP awards	7,841,674	3,142,398	2,196,959	805,431	7,981,682	687,175
Shareplus	2,436,201	1,966,016	1,015,575	294,580	3,092,062	–

BHP Billiton Plc
GIS awards – deferred shares	253,076	54,268	170,712	–	136,632	4,195
GIS awards – options	297,042	–	172,704	14,546	109,792	109,792
– weighted average exercise price – £	12.94	–	10.96	16.51	15.58	15.58
– weighted average share price – £			19.29
GSTIP awards – deferred shares	890,553	281,561	412,558	58,786	700,770	65,838
GSTIP awards – options	96,012	–	21,030	20,022	54,960	54,960
– weighted average exercise price – £	20.35	–	17.53	22.08	20.80	20.80
– weighted average share price – £			19.37
LTIP awards	3,941,270	401,831	1,684,852	20,083	2,638,166	912,476
Transitional GMC awards	–	39,860	–	–	39,860	–
MAP awards	2,837,040	797,840	860,119	356,685	2,418,076	250,305
Shareplus	588,356	439,800	241,642	84,311	702,203	–

Fair value and assumptions in the calculation of fair value for awards issued

2013	Weighted average fair value of awards granted during the year (a) US$	Risk-free interest rate (b)	Estimated life of awards	Share price at grant date	Estimated volatility of share price (c)	Dividend yield
BHP Billiton Limited
GIS awards – deferred shares	32.40	n/a	3 years	A$31.45	n/a	2.78%
GSTIP awards – deferred shares	29.84	n/a	3 years	A$31.45	n/a	2.78%
LTIP awards	16.41	0.73%	5 years	A$31.45	35.0%	2.78%
Transitional GMC awards	28.61	n/a	3-4 years	A$31.45	n/a	2.78%
MAP awards	29.01	n/a	3 years	A$31.45	n/a	2.78%
Shareplus	32.55	3.34%	3 years	A$33.74	n/a	2.50%

BHP Billiton Plc
GIS awards – deferred shares	28.91	n/a	3 years	£18.06	n/a	3.31%
GSTIP awards – deferred shares	26.22	n/a	3 years	£18.06	n/a	3.31%
LTIP awards	14.59	0.73%	5 years	£18.06	35.0%	3.31%
Transitional GMC awards	24.94	n/a	3-4 years	£18.06	n/a	3.31%
MAP awards	25.37	n/a	3 years	£18.06	n/a	3.31%
Shareplus	28.80	2.24%	3 years	£19.49	n/a	2.89%

Employee share awards – past plans

2015	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Limited
Employee Share Plan shares	2,177,028	–	1,635,765	–	541,263	541,263

2014	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Limited
Employee Share Plan shares	3,950,536	–	1,773,508	–	2,177,028	2,177,028

Employee share awards – past plans

2013	Number of awards at the beginning of the financial year	Number of awards issued	Number of awards exercised	Number of awards lapsed	Number of awards at the end of the financial year	Number of awards exercisable at the end of the financial year
BHP Billiton Limited
Employee Share Plan shares	5,447,321	–	1,496,785	–	3,950,536	3,950,536

Employee share awards – summary (e) (f)

	Awards outstanding at:
Month of issue	30 June 2015	10 September 2015	Exercise price (d)		Exercise period/release date
BHP Billiton Limited
Employee Share Plan shares
October 1997	541,263	541,263		–	Oct 1997 – Oct 2017

	541,263	541,263

STIP awards
December 2014	412,994	412,994		–	Aug 2016

	412,994	412,994

GIS awards
Deferred shares
December 2013	68,143	–		–	Aug 2015

	68,143	–

GSTIP awards
Deferred shares
November 2014	1,594,188	1,512,185		–	Aug 2016
October 2013	1,029,965	–		–	Aug 2015
Options
October 2010	87,254	–	A$	41.78	Aug 2012 – Aug 2015

	2,711,407	1,512,185

LTIP awards
December 2014	1,195,389	1,195,389		–	Aug 2019
December 2013	1,096,117	1,096,117		–	Aug 2018
December 2012	154,433	154,433		–	Aug 2017 – Aug 2022
December 2011	255,721	255,721		–	Aug 2016 – Aug 2021
December 2010	357,171	–		–	Aug 2015 – Aug 2020
December 2009	4,137	–		–	Aug 2014 – Aug 2019
December 2007	396,227	396,227		–	Aug 2012 – Aug 2017
December 2006	288,027	282,127		–	Aug 2011 – Aug 2016
December 2005	19,209	–		–	Aug 2010 – Aug 2015

	3,766,431	3,380,014

	Awards outstanding at:
Month of issue	30 June 2015	10 September 2015	Exercise price (d)	Exercise period/release date
Transitional GMC awards
December 2013	109,990	109,990	–	Aug 2017
December 2013	109,990	109,990	–	Aug 2016

	219,980	219,980

MAP awards
November 2014 and April 2015	2,853,667	2,743,310	–	Aug 2017
October 2013 and April 2014	2,600,096	2,467,410	–	Aug 2016
October 2012 and March 2013	2,141,153	–	–	Aug 2015
October 2011 and March 2012	2,423	–	–	Aug 2014 – Aug 2015
October 2010 and March 2011	124,300	108,900	–	Aug 2013 – Aug 2016
October 2009 and March 2010	5,000	–	–	Aug 2012 – Aug 2015

	7,726,639	5,319,620

Shareplus
September 2014 to June 2015	2,587,969	2,480,019	–	Apr 2017
September 2013 to June 2014	1,440,423	1,392,343	–	Apr 2016

	4,028,392	3,872,362

BHP Billiton Plc
GIS awards
Options
December 2010	30,389	30,389	£23.71	Aug 2012 – Oct 2015

	30,389	30,389

GSTIP awards
Deferred shares
November 2014	227,687	210,952	–	Aug 2016
October 2013	93,921	–	–	Aug 2015
Options
October 2010	42,473	–	£22.08	Aug 2012 – Aug 2015

	364,081	210,952

LTIP awards
December 2012	308,257	308,257	–	Aug 2017 – Aug 2022
December 2011	214,452	214,452	–	Aug 2016 – Aug 2021
December 2010	199,648	–	–	Aug 2015 – Aug 2020
December 2007	146,376	133,876	–	Aug 2012 – Aug 2017
December 2006	75,064	63,064	–	Aug 2011 – Aug 2016
December 2005	60,417	–	–	Aug 2010 – Aug 2015

	1,004,214	719,649

Transitional GMC awards
December 2012	21,533	21,533	–	Aug 2016
December 2012	21,533	–	–	Aug 2015

	43,066	21,533

MAP awards
November 2014 and April 2015	581,580	537,694	–	Aug 2017
October 2013 and April 2014	591,489	543,427	–	Aug 2016

	Awards outstanding at:
Month of issue	30 June 2015	10 September 2015	Exercise price (d)	Exercise period/release date
October 2012 and March 2013	317,914	–	–	Aug 2015
October 2010 and March 2011	68,100	55,450	–	Aug 2013 – Aug 2016
October 2009 and March 2010	13,000	–	–	Aug 2012 – Aug 2015

	1,572,083	1,136,571

Shareplus
September 2014 to June 2015	153,098	146,998	–	Apr 2017
September 2013 to June 2014	91,696	88,749	–	Apr 2016

	244,794	235,747

(a)	The fair value of awards as presented in the tables above represents the fair value at grant date. The fair values of awards granted were estimated using a Monte Carlo simulation methodology, Black-Scholes option pricing technique and net present value technique.

(b)	The risk-free interest rate used is an applicable government bond rate.

(c)	Historical volatility has been used to estimate the volatility of the share price.

(d)	Exercise price on awards issued is equal to the exercise price as per awards outstanding.

(e)	Shares issued on exercise of BHP Billiton’s employee share ownership plans include shares purchased on-market.

(f)	In respect of employee share awards, the Group utilises the following trusts:

(i)	The Billiton Employee Share Ownership Plan Trust is a discretionary trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The trustee is an independent company, resident in Jersey. The Trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the LTIP, STIP, MAP, GIS, GSTIP, Shareplus and other employee share schemes operated by BHP Billiton Plc from time to time. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value. The Trust receives dividends on shares held to meet future awards under the plans.

(ii)	The BHP Billiton Employee Equity Trust is a discretionary trust for the benefit of all employees of BHP Billiton Limited and its subsidiaries. The trustee is an independent company, resident in Jersey. The Trust uses funds provided by BHP Billiton Limited and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the LTIP, STIP, MAP, GIS, GSTIP, Shareplus and other employee share schemes operated by BHP Billiton Limited from time to time. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value. The Trust has waived its rights to dividends on shares held to meet future awards under the plans.

Refer to note 43 ‘Significant accounting policies’ (t).

26.	Employee benefits, restructuring and post-retirement employee benefits provisions

	2015	2014
	US$M	US$M
Current
Employee benefits (a)	1,185	1,727
Restructuring (b)	104	26
Post-retirement employee benefits (c)	35	23

Total current provisions	1,324	1,776

Non-current
Employee benefits (a)	199	247
Post-retirement employee benefits (c)	394	519

Total non-current provisions	593	766

	Employee benefits	Restructuring	Post- retirement employee benefits	Total
	US$M	US$M	US$M	US$M
At the beginning of the financial year	1,974	26	542	2,542
Charge/(credit) for the year:
Underlying	1,531	277	59	1,867
Discounting	7	–	–	7
Net interest expense	–	–	24	24
Exchange variations	(212)	(2)	(24)	(238)
Released during the year	(37)	(17)	–	(54)
Remeasurement losses taken to retained earnings	–	–	28	28
Utilisation	(1,621)	(174)	(66)	(1,861)
Divestment and demerger of subsidiaries and operations	(241)	(7)	(146)	(394)
Transfers and other movements	(17)	1	12	(4)

At the end of the financial year	1,384	104	429	1,917

(a)	The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits.

(b)	Total restructuring provisions include provisions for business terminations and office closures.

(c)	The provision for post-retirement employee benefits includes pension liabilities of US$160 million (2014: US$117 million) and post-retirement medical benefit liabilities of US$269 million (2014: US$425 million). Refer to note 27 ‘Pension and other post-retirement obligations’.

Refer to note 43 ‘Significant accounting policies’ (u) and (v).

27.    Pension and other post-retirement obligations

The Group operates the following pension and post-retirement medical schemes:

Defined contribution pension schemes and multi-employer pension schemes

The Group contributed US$462 million (2014: US$467 million; 2013: US$456 million) to defined contribution plans and multi-employer defined contribution plans. These contributions are expensed as incurred.

Defined benefit pension schemes

The Group has closed all defined benefit schemes to new entrants. Defined benefit pension schemes remain operating in Australia, the US, Canada and Europe for existing members. During the 2015 financial year, as part of the demerger of South32, the Group transferred its defined benefit pension schemes in South Africa, South America and some schemes in Australia to South32. Full actuarial valuations are prepared and updated annually to 30 June by local actuaries for all schemes. The Group operates final salary schemes that provide final salary benefits only, non-salary related schemes that provide flat dollar benefits and mixed benefit schemes that consist of a final salary defined benefit portion and a defined contribution portion.

Defined benefit post-retirement medical schemes

The Group operates a number of post-retirement medical schemes in the US, Canada and Europe. During the 2015 financial year, as part of the demerger of South32, the Group transferred its defined benefit medical schemes in South Africa to South32. Full actuarial valuations are prepared by local actuaries for all schemes. All of the post-retirement medical schemes in the Group are unfunded.

Risk

The Group’s defined benefit pension schemes and post-retirement medical schemes expose the Group to a number of risks including asset value volatility, interest rate and inflation risk.

Recognising this, the Group has adopted an approach of moving away from providing defined benefit pensions. The majority of Group sponsored defined benefit pension schemes have been closed to new entrants for many years. Existing benefit schemes, and the terms of employee participation in these schemes, are reviewed on a regular basis.

Fund Assets

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

Net Liability recognised in the Consolidated Balance Sheet

The net liability recognised in the Consolidated Balance Sheet is as follows:

	Defined benefit pension schemes		Post-retirement medical schemes
	2015	2014	2015	2014
	US$M	US$M	US$M	US$M
Present value of funded defined benefit obligation	868	1,297	–	–
Present value of unfunded defined benefit obligation	113	103	269	425
Fair value of defined benefit scheme assets	(822)	(1,319)	–	–

Scheme deficit	159	81	269	425

Unrecognised surplus	–	33	–	–
Unrecognised past service credits	–	–	–	–
Adjustment for employer contributions tax	1	3	–	–

Net liability recognised in the Consolidated Balance Sheet	160	117	269	425

The Group has no legal obligation to settle these liabilities with any immediate contributions or additional one-off contributions. The Group intends to continue to contribute to each defined benefit pension and post-retirement medical scheme in accordance with the latest recommendations of each scheme actuary.

Refer to note 43 ‘Significant accounting policies’ (v).

28.    Employees

	2015	2014	2013
Average number of employees (a)
Petroleum and Potash	4,224	4,207	4,449
Copper	9,138	9,414	9,765
Iron Ore	7,483	8,035	6,883
Coal	5,579	6,160	6,006
Group and unallocated	3,246	3,687	4,054

Total average number of employees from Continuing operations	29,670	31,503	31,157

Total average number of employees from Discontinued operations	13,159	15,541	15,735

Total average number of employees	42,829	47,044	46,892

(a)	Average employee numbers include the Executive Director, 100 per cent of employees of subsidiary companies and our share of employees of joint operations. Employees of equity accounted investments are not included. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership. Contractors are not included.

Group and related party information

29.    Discontinued operations

On 25 May 2015, the Group announced that it completed the demerger of a selection of its aluminium, coal, manganese, nickel and silver-lead-zinc assets to create an independent metals and mining company, South32. This included the Group’s interests in its integrated Aluminium business, Energy Coal South Africa, Illawarra metallurgical coal, the Manganese business, the Cerro Matoso nickel operation and the Cannington silver-lead-zinc mine.

Significant subsidiaries, joint operations, equity accounted investments and investments that were divested as part of the demerger of South32 are listed below:

		Effective interest
Significant subsidiaries, joint operations, equity accounted investments and investments	Country of incorporation	At date of demerger %
Alumar (aluminium refining)	Brazil	36
Alumar (aluminium smelting)	Brazil	40
BHP Billiton Aluminium (RAA) Pty Ltd	Australia	100
BHP Billiton Aluminium (Worsley) Pty Ltd	Australia	100
BHP Billiton Cannington Pty Ltd	Australia	100
BHP Billiton Energy Coal South Africa (Pty) Ltd	South Africa	100
BHP Billiton Energy Coal South Africa Rehabilitation Trust	South Africa	N/A
BHP Billiton Metais SA	Brazil	100
BHP Billiton SA Investments Ltd	United Kingdom	100
BHP Billiton SA Ltd	South Africa	100
Billiton Aluminium SA (Pty) Ltd	South Africa	100
Billiton Investment 12 BV	The Netherlands	100
Cerro Matoso SA	Colombia	99.9
Dendrobium Coal Pty Ltd	Australia	100
Endeavour Coal Pty Ltd	Australia	100
Groote Eylandt Mining Company Pty Ltd	Australia	60
Hillside Aluminium (Pty) Ltd	South Africa	100
Hotazel Manganese Mines (Pty) Ltd	South Africa	54.6
Illawarra Coal Holdings Pty Ltd	Australia	100
Illawarra Services Pty Ltd	Australia	100
Mozal SARL	Mozambique	47.1
Phola Coal Processing Plant (Pty) Ltd	South Africa	50
Samancor AG	Switzerland	60
Samancor Manganese (Pty) Ltd	South Africa	60
South32 Limited	Australia	100
Tasmanian Electro Metallurgical Company Pty Ltd	Australia	60
Worsley	Australia	86

The contribution of Discontinued operations included within the Group’s profit until the loss of control is detailed below:

Income statement – Discontinued operations

	2015	2014	2013
	US$M	US$M	US$M
Revenue
Group production	7,007	9,182	10,430
Third party products	624	1,262	1,663

Revenue	7,631	10,444	12,093
Other income	225	299	143
Expenses excluding net finance costs	(6,582)	(9,990)	(13,211)
Share of operating profit of equity accounted investments	(24)	10	–

Profit/(loss) from operations	1,250	763	(975)

Comprising:
Group production	1,213	734	(1,038)
Third party products	37	29	63

	1,250	763	(975)

Financial expenses	(74)	(278)	(155)
Financial income	26	16	28

Net finance costs	(48)	(262)	(127)

Profit/(loss) before taxation	1,202	501	(1,102)

Income tax expense	(464)	(272)	(68)
Royalty-related taxation (net of income tax benefit)	(96)	40	(142)

Total taxation expense	(560)	(232)	(210)

Profit/(loss) after taxation from operating activities	642	269	(1,312)

Net loss on demerger of South32 after taxation	(2,154)	–	–

(Loss)/profit after taxation	(1,512)	269	(1,312)

Attributable to non-controlling interests	61	85	163
Attributable to members of BHP Billiton Group	(1,573)	184	(1,475)

Basic (losses)/earnings per ordinary share (cents)	(29.6)	3.5	(27.7)
Diluted (losses)/earnings per ordinary share (cents)	(29.5)	3.4	(27.6)

The total comprehensive income attributable to members of BHP Billiton Group from Discontinued operations was a loss of US$1,685 million (2014: profit of US$164 million; 2013: loss of US$1,569 million).

Cash flows from Discontinued operations

	2015	2014	2013
	US$M	US$M	US$M
Net operating cash flows	1,502	1,724	1,137
Net investing cash flows	(1,066)	(700)	(1,105)
Net financing cash flows	(203)	(32)	(148)

Net increase/(decrease) in cash and cash equivalents from Discontinued operations	233	992	(116)

Cash disposed on demerger of South32	(586)	–	–

Net (decrease)/increase in cash and cash equivalents from Discontinued operations	(353)	992	(116)

Loss on demerger of Discontinued operations

Details of the net loss on demerger are described below:

2015
US$M
Assets
Cash and cash equivalents	586
Trade and other receivables	1,198
Other financial assets	470
Investments accounted for using the equity method	1,643
Inventories	1,073
Property, plant and equipment	9,622
Intangible assets	328
Deferred tax assets	142
Other	66

Total assets	15,128

Liabilities
Trade and other payables	811
Interest bearing liabilities	1,085
Provisions	1,916
Other	6

Total liabilities	3,818

Net assets demerged	11,310

Less non-controlling interest share of net liabilities disposed	1

BHP Billiton share of net assets demerged	11,311

Fair value of South32 shares – in-specie dividend	9,445
Reclassification of financial asset and foreign currency translation reserves of South32 to the income statement	71

Loss on demerger	(1,795)
Transaction costs	(586)

Loss on demerger net of transaction costs before taxation	(2,381)
Income tax benefit on transaction costs	62

Loss on demerger net of transaction costs after taxation	(2,319)
Gain on loss of control of Manganese business	2,146
Impairment of South32 assets upon classification as held for distribution (after tax benefit)	(1,749)
Derecognition of deferred tax assets	(232)

Net loss on demerger of South32	(2,154)

Exceptional items – Discontinued operations

Exceptional items are those items where their nature and amount is considered material to the financial statements. Items related to Discontinued operations included within the Group’s profit are detailed below:

Year ended 30 June 2015	Gross	Tax	Net
	US$M	US$M	US$M
Gain on loss of control of Manganese business	2,146	–	2,146
Impairment of South32 assets upon classification as held for distribution	(1,897)	148	(1,749)
Loss on demerger net of transaction costs	(2,381)	62	(2,319)
Derecognition of deferred tax assets	–	(232)	(232)
Repeal of Minerals Resource Rent Tax legislation	–	(111)	(111)

	(2,132)	(133)	(2,265)

Gain on loss of control of Manganese business

In contemplation of the demerger, the Group and Anglo American agreed to make certain changes to the agreement which governs their interests in the Manganese business. The changes resulted in the Group and Anglo American agreeing to share joint control of the Manganese business. On 2 March 2015, the Group ceased consolidation of the Manganese business and accounted for its 60 per cent interest as an equity accounted joint venture. The remeasurement to fair value at that date gave rise to a gain of US$2,146 million. There were no tax consequences arising from the remeasurement of the Manganese business.

Impairment of South32 assets upon classification as held for distribution

As the fair value of South32 shares, determined by reference to the Australian Securities Exchange volume weighted average price over the first five days of trading, was less than the book value of the assets distributed, the Group considered whether any of the assets within South32 were impaired at the time they became held for distribution. The Group recognised an impairment of US$1,358 million (after tax benefit) for its Manganese business due to the fall in the price of manganese and an impairment of US$391 million (after tax benefit) at the Wolvekrans Middelburg complex within Energy Coal South Africa due to a decline in export prices and a new rail agreement negatively impacting volumes.

Loss on demerger net of transaction costs

The Group recognised the demerger in the financial statements as a dividend, reducing retained earnings by the fair value of South32’s shares. The US$1,795 million loss on demerger is the difference between the fair value of South32’s shares and the book value of the assets distributed and the reclassification of reserves relating to South32 to the income statement. Transaction costs of US$524 million (after tax benefit) comprised stamp duty, professional fees and separation and establishment costs.

Derecognition of deferred tax assets

The Group derecognised deferred tax assets as a result of internal structuring transactions of South32 assets into the demerged entity.

Repeal of Minerals Resource Rent Tax legislation

The legislation to repeal the Minerals Resource Rent Tax (MRRT) in Australia took effect on 30 September 2014. As a result, the Group derecognised an MRRT deferred tax asset (net of income tax consequences) of which US$111 million related to South32 assets. A corresponding taxation charge of US$111 million was recognised in the period.

There were no exceptional items related to Discontinued operations for the year ended 30 June 2014.

Items related to Discontinued operations included within the Group’s profit for the year ended 30 June 2013 are detailed below:

Year ended 30 June 2013	Gross	Tax	Net
	US$M	US$M	US$M
Impairment of Worsley assets	(2,190)	559	(1,631)
Other impairments	(35)	–	(35)

	(2,225)	559	(1,666)

Impairment of Worsley assets

The Group recognised an impairment of assets at Worsley as a result of expected continued strength in the Australian dollar and weak alumina prices. A total impairment charge of US$1,631 million (after tax benefit) was recognised in the year ended 30 June 2013.

Other impairments

The Group reviewed the status of a minor capital project at the Cerro Matoso nickel operation, which resulted in the recognition of impairment charges of US$35 million (after tax benefit) in the year ended 30 June 2013.

30.    Subsidiaries

Significant subsidiaries of the Group, which are those with the most significant contribution to the Group’s net profit or net assets, are listed in the table below. Significant subsidiaries that were divested as part of the demerger of South32 are listed in note 29 ‘Discontinued operations’.

			Effective interest
Significant subsidiaries (a)	Country of incorporation	Principal activity	2015%	2014%
BHP Billiton Canada Inc.	Canada	Potash development	100	100
BHP Billiton Finance BV	The Netherlands	Finance	100	100
BHP Billiton Finance Limited	Australia	Finance	100	100
BHP Billiton Finance (USA) Ltd (b)	Australia	Finance	100	100
BHP Billiton Freight Singapore Pte Limited	Singapore	Freight Services	100	100
BHP Billiton Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Billiton Innovation Pty Ltd	Australia	Service company	100	100
BHP Billiton International Services Ltd	UK	Service company	100	100
BHP Billiton International Trading (Shanghai) Co. Ltd	China	Marketing and logistic services	100	100
BHP Billiton Iron Ore Pty Ltd	Australia	Service company	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Asia Pte. Ltd	Singapore	Marketing support and services	100	100
BHP Billiton Marketing Inc.	US	Marketing and trading	100	100
BHP Billiton MetCoal Holdings Pty Ltd	Australia	Holding company	100	100
BHP Billiton Minerals Pty Ltd	Australia	Iron ore, coal, silver, lead and zinc mining	100	100
BHP Billiton Mitsui Coal Pty Ltd	Australia	Coal mining	80	80
BHP Billiton New Mexico Coal Inc.	US	Holding company	100	100
BHP Billiton Nickel West Pty Ltd	Australia	Nickel mining, smelting, refining and administrative services	100	100
BHP Billiton Olympic Dam Corporation Pty Ltd	Australia	Copper and uranium mining	100	100

			Effective interest
Significant subsidiaries (a)	Country of incorporation	Principal activity	2015%	2014%
BHP Billiton Petroleum (Americas) Inc.	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Arkansas) Inc.	US	Hydrocarbons production	100	100
BHP Billiton Petroleum (Australia) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Bass Strait) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Deepwater) Inc.	US	Hydrocarbons exploration, development and production	100	100
BHP Billiton Petroleum (Eagle Ford Gathering) LLC	US	Hydrocarbons exploration and production	75	75
BHP Billiton Petroleum (Fayetteville) LLC	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (International Exploration) Pty Ltd	Australia	Hydrocarbons development and production	100	100
BHP Billiton Petroleum (KCS Resources) LLC	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (New Ventures) Corporation	Canada	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (North West Shelf) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Sabah) Corporation	Canada	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Tx Gathering) LLC	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Victoria) Pty Ltd	Australia	Hydrocarbons development	100	100
BHP Billiton Petroleum Great Britain Limited	UK	Hydrocarbons production	100	100
BHP Billiton Petroleum Properties (N.A.) LP	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Billiton Shared Services Malaysia Sdn Bhd	Malaysia	Service company	100	100
BHP Billiton SSM Development Pty Ltd	Australia	Holding company	100	100
BHP Billiton (Trinidad-2C) Ltd	Canada	Hydrocarbons development	100	100
BHP Chile Inc.	US	Service company	100	100
BHP Coal Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Copper Inc.	US	Copper mining, development and reclamation	100	100
BHP Escondida Inc.	US	Holding company	100	100
BHP Iron Ore (Jimblebar) Pty Ltd (c)	Australia	Iron ore mining	85	85
BHP Navajo Coal Company (d)	US	Coal mining	–	–
BHP Petroleum (Pakistan) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Queensland Coal Investments Pty Ltd	Australia	Holding company and coal mining	100	100
Broken Hill Proprietary (USA) Inc.	US	Service company	100	100
Compania Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Hunter Valley Energy Coal Pty Ltd	Australia	Coal mining	100	100
Minera Escondida Limitada (e)	Chile	Copper mining	57.5	57.5
Minera Spence SA	Chile	Copper mining	100	100
Petrohawk Energy Corporation	US	Hydrocarbons exploration and production	100	100
PT Lahai Coal	Indonesia	Coal exploration	75	75
Rio Algom Limited	Canada	Holding Company	100	100
San Juan Coal Company	US	Coal mining	100	100
UMAL Consolidated Pty Ltd	Australia	Holding company and coal mining	100	100
WMC Finance (USA) Limited	Australia	Finance	100	100

(a)	For a complete list of the Group’s subsidiaries refer to Exhibit 8 List of Subsidiaries.

(b)	BHP Billiton Finance (USA) Ltd is 100 per cent owned by BHP Billiton Limited. BHP Billiton Limited and BHP Billiton Plc have each fully and unconditionally guaranteed BHP Billiton Finance (USA) Ltd’s debt securities.

(c)	The Group has an effective interest of 92.5 per cent in BHP Iron Ore (Jimblebar) Pty Ltd, however by virtue of the shareholder agreement with ITOCHU Minerals & Energy of Australia Pty Ltd and Mitsui & Co. Iron Ore Exploration & Mining Pty Ltd, our interest in the Jimblebar mining operation is 85 per cent which is consistent with the other respective contractual arrangements at Western Australia Iron Ore.

(d)	The Group divested its 100 per cent effective interest in BHP Navajo Coal Company in October 2013 but will remain as the manager and operator of Navajo Mine through to 2016. As BHP Billiton will retain control of the mine until full consideration is received from the buyer, the financial results of the Navajo mine will continue to be consolidated by the Group.

(e)	As the Group has the ability to direct the relevant activities at Minera Escondida Limitada, it has control over the entity. The assessment of the most relevant activity in this contractual arrangement is subject to judgement. The Group establishes the mine plan and the operating budget and has the ability to appoint the key management personnel, demonstrating that the Group has the existing rights to direct the relevant activities of Minera Escondida Limitada.

Refer to note 43 ‘Significant accounting policies’ (c).

31.    Investments accounted for using the equity method

The Group’s interests in equity accounted investments with the most significant contribution to the Group’s net profit or net assets are listed below:

Shareholdings in associates and joint ventures (a) (b)	Country of incorporation / principal place of business	Associate or joint venture	Principal activity	Reporting date (c)	Ownership interest (c)
					2015%	2014%
Caesar Oil Pipeline Company LLC (Caesar) (d)	US	Associate	Hydrocarbons transportation	31 May	25	25
Cleopatra Gas Gathering Company LLC (Cleopatra) (d)	US	Associate	Hydrocarbons transportation	31 May	22	22
Compañía Minera Antamina SA (Antamina) (d)	Peru	Associate	Copper and zinc mining	31 December	33.75	33.75
Samarco Mineração SA (Samarco)	Brazil	Joint venture	Iron ore mining	31 December	50	50
Carbones del Cerrejón LLC (Cerrejón) (d)	Anguilla/ Colombia	Associate	Coal mining in Colombia	31 December	33.33	33.33
NCIG Holdings Pty Ltd (d)	Australia	Associate	Coal export terminal	30 June	35.5	35.5

(a)	For a complete list of the Group’s interests in equity accounted investments refer to Exhibit 8 List of Subsidiaries.

(b)	The Group is restricted in its ability to make dividend payments from its investments in associates and joint ventures as any such payments require the approval of all investors in the associates and joint ventures.

(c)	The ownership interest at the Group’s and the associates’ or joint ventures’ reporting dates are the same. When the annual financial reporting date is different to the Group’s, financial information is obtained as at 30 June in order to report on an annual basis consistent with the Group’s reporting date.

(d)	Voting in relation to relevant activities, determined to be the approval of the operating and capital budgets, does not require unanimous consent of all participants to the arrangement, therefore joint control does not exist. Instead, because the Group has the power to participate in the financial and operating policies of the investee, these investments are accounted for as associates.

Year ended 30 June 2015 US$M	Investment in associates	Investment in joint ventures	Total equity accounted investments
At the beginning of the financial year	2,595	1,069	3,664
Share of operating profit of equity accounted investments (a)	179	345	524
Investment in equity accounted investments (b)	71	3,357	3,428
Dividends received from equity accounted investments (c)	(327)	(738)	(1,065)
Impairments (d)	–	(1,358)	(1,358)
Divestment and demerger of equity accounted investments (e)	(12)	(1,631)	(1,643)
Other (f)	162	–	162

At the end of the financial year	2,668	1,044	3,712

Year ended 30 June 2014 US$M	Investment in associates	Investment in joint ventures	Total equity accounted investments
At the beginning of the financial year	2,631	1,044	3,675
Share of operating profit of equity accounted investments (a)	588	607	1,195
Investment in equity accounted investments	44	–	44
Dividends received from equity accounted investments (c)	(669)	(581)	(1,250)
Other	1	(1)	–

At the end of the financial year	2,595	1,069	3,664

(a)	Includes share of operating losses of equity accounted investments from Discontinued operations of US$24 million (2014: operating profit of US$10 million; 2013 US$ nil). Refer to note 29 ‘Discontinued operations’.

(b)	Investment in joint ventures mainly relates to initial recognition at fair value of the Manganese business as an equity accounted investment upon loss of control. Refer to note 29 ‘Discontinued operations’.

(c)	Includes dividends received from equity accounted investments from Discontinued operations of US$342 million (2014: US$ nil).

(d)	Relates to impairment of the Manganese business upon classification of South32 as held for distribution. Refer to note 29 ‘Discontinued operations’.

(e)	Includes divestment of South32 assets as part of the South32 demerger. Refer to note 29 ‘Discontinued operations’.

(f)	Related to the reclassification of an investment which was previously accounted as an available for sale investment.

The following table summarises the financial information relating to each of the Group’s significant equity accounted investments:

	Associates			Joint ventures			Total
2015 US$M	Antamina	Cerrejón	Individually immaterial	Samarco		Individually immaterial
Current assets	958	907		1,256	(a)
Non-current assets	4,245	2,933		6,102
Current liabilities	(278)	(192)		(2,006	) (b)
Non-current liabilities	(846)	(1,082)		(4,090	) (c)

Net assets – 100%	4,079	2,566		1,262

Net assets – BHP Billiton share	1,377	855		631
Adjustments to net assets related to accounting policy adjustments	2	91		413

Carrying amount of investments accounted for using the equity method (e)	1,379	946	343	1,044		–	3,712

Revenue – 100%	2,530	2,156		2,810
Profit/(loss) from operations – 100%	765	(62)		1,283	(d)

Share of operating profit/(loss) of equity accounted investments (e)	229	(20)	(30)	371		(26)	524

Comprehensive income – 100%	765	(62)		1,283

Share of comprehensive income/(loss) – BHP Billiton share in equity accounted investments	229	(20)	(30)	371		(26)	524

Dividends received from equity accounted investments	191	99	37	396		342	1,065

	Associates			Joint ventures
2014 US$M	Antamina	Cerrejón	Individually immaterial	Samarco		Individually immaterial	Total
Current assets	953	1,030		1,216	(a)
Non-current assets	4,060	2,992		5,937
Current liabilities	(465)	(268)		(1,637	) (b)
Non-current liabilities	(668)	(812)		(4,310	) (c)

Net assets – 100%	3,880	2,942		1,206

Net assets – BHP Billiton share	1,309	981		603
Adjustments to net assets related to accounting policy adjustments	32	84		466

Carrying amount of investments accounted for using the equity method	1,341	1,065	189	1,069		–	3,664

Revenue – 100%	3,736	2,444		3,269
Profit from operations – 100%	1,414	373		1,337	(d)

Share of operating profit/(loss) of equity accounted investments (e)	476	115	(3)	607		–	1,195

Comprehensive income – 100%	1,414	373		1,337

Share of comprehensive income/(loss) – BHP Billiton share in equity accounted investments	476	115	(3)	607		–	1,195

Dividends received from equity accounted investments	446	187	36	581		–	1,250

	Associates			Joint ventures
2013 US$M	Antamina	Cerrejón	Individually immaterial	Samarco		Individually immaterial	Total
Revenue – 100%	3,836	2,482		3,219
Profit after tax from Continuing operations – 100%	1,490	378		1,365	(d)

Share of operating profit/(loss) of equity accounted investments (e)	531	117	(32)	513		13	1,142

Comprehensive income – 100%	1,490	378		1,365

Share of comprehensive income/(loss) – BHP Billiton share in equity accounted investments	531	117	(32)	513		13	1,142

Dividends received from equity accounted investments	261	69	33	345		2	710

(a)	Includes cash and cash equivalents of US$711 million (2014: US$571 million).

(b)	Includes current financial liabilities (excluding trade and other payables and provisions) of US$993 million (2014: US$369 million).

(c)	Includes non-current financial liabilities (excluding trade and other payables and provisions) of US$3,844 million (2014: US$3,961 million).

(d)	Includes depreciation and amortisation of US$236 million (2014: US$113 million; 2013: US$121 million), interest income of US$86 million (2014: US$6 million; 2013: US$3 million), interest expense of US$227 million (2014: US$181 million; 2013: US$54 million) and income tax expense of US$275 million (2014: US$207 million; 2013: US$317 million).

(e)	The unrecognised share of profit for the period was US$5 million (2014: loss of US$66 million; 2013: profit of US$52 million) which decreased the cumulative losses to US$194 million (2014: increase to US$199 million; 2013: decrease to US$133 million).

	Group share
	2015	2014
	US$M	US$M
Share of commitments relating to joint ventures	1,272	2,024
Share of contingent liabilities relating to joint ventures	1,201	1,547

Refer to note 43 ‘Significant accounting policies’ (x) and (y).

32.    Interests in joint operations

Significant joint operations of the Group, which are those with the most significant contributions to the Group’s net profit or net assets, are listed in the below table. Significant joint operations that were divested as part of the South32 demerger are listed in note 29 ‘Discontinued operations’.

			Effective interest
Significant joint operations (a)	Country of operation	Principal activity	2015%	2014%
Bass Strait	Australia	Hydrocarbons production	50	50
Greater Angostura	Trinidad and Tobago	Hydrocarbons production	45	45
Eagle Ford (b)	US	Hydrocarbons exploration and production	2 – 100	2 – 100
Fayetteville (b)	US	Hydrocarbons exploration and production	<0.1 – 100	<0.1 – 100
Gulf of Mexico	US	Hydrocarbons exploration and production	23.9 – 44	23.9 – 44
Haynesville (b)	US	Hydrocarbons exploration and production	<0.1 – 100	<0.1 – 100
Macedon (b)	Australia	Hydrocarbons exploration and production	71.43	71.43
Minerva (b)	Australia	Hydrocarbons exploration and production	90	90
North West Shelf	Australia	Hydrocarbons production	8.33 – 16.67	8.33 – 16.67
Permian (b)	US	Hydrocarbons exploration and production	37.5 – 100	37.5 – 100
Pyrenees (b)	Australia	Hydrocarbons exploration and production	40 – 71.43	40 – 71.43
ROD Integrated Development	Algeria	Hydrocarbons exploration and production	38 – 45	38 – 45
Stybarrow	Australia	Hydrocarbons exploration and production	50	50
Zamzama	Pakistan	Hydrocarbons exploration and production	38.5	38.5
Mt Goldsworthy (c)	Australia	Iron ore mining	85	85
Mt Newman (c)	Australia	Iron ore mining	85	85
Yandi (c)	Australia	Iron ore mining	85	85
Central Queensland Coal Associates	Australia	Coal mining	50	50
Gregory	Australia	Coal mining	50	50

(a)	For a complete list of the Group’s investments in joint operations refer to section Exhibit 8 List of Subsidiaries.

(b)	While the Group holds a greater than 50 per cent interest in these joint operations, all the participants in these joint operations approve the operating and capital budgets and therefore the Group has joint control over the relevant activities of these arrangements.

(c)	These contractual arrangements are controlled by the Group and do not meet the definition of joint operations. However, as they are formed by contractual arrangement and are not entities, the Group recognises its share of assets, liabilities, revenue and expenses arising from these arrangements.

(d)	Assets held in joint operations subject to significant restrictions are as follows:

	Group share
	2015	2014
	US$M	US$M
Current assets	6,039	6,112
Non-current assets	64,896	77,341

Total assets (i)	70,935	83,453

(i)	While the Group is unrestricted in its ability to sell a share of its interest in these joint operations, it does not have the right to sell individual assets which are used in these joint operations without the unanimous consent of the other participants. The assets in these joint operations are also restricted to the extent that they are only available to be used by the joint operation itself and not by other operations of the Group.

Refer to note 43 ‘Significant accounting policies’ (x).

33.    Related party transactions

Subsidiaries

The percentage of ordinary shares held in significant subsidiaries is disclosed in note 30 ‘Subsidiaries’.

Joint operations

The percentage interest held in significant joint operations is disclosed in note 32 ‘Interests in joint operations’.

Joint ventures

The percentage interest held in significant joint ventures is disclosed in note 31 ‘Investments accounted for using the equity method’.

Associates

The percentage interest held in significant associates is disclosed in note 31 ‘Investments accounted for using the equity method’.

Key management personnel

Disclosures relating to key management personnel are set out in note 24 ‘Key management personnel’.

Transactions with related parties (a)

	Joint operations (b)		Joint ventures		Associates
	2015	2014	2015	2014	2015	2014
	US$M	US$M	US$M	US$M	US$M	US$M
Sales of goods/services	198.341	252.911	–	–	6.666	3.781
Purchases of goods/services	33.745	37.782	–	–	936.868	978.186
Interest income	1.340	1.753	2.192	5.405	53.458	65.039
Interest expense	0.004	0.003	–	–	0.148	–
Dividends received	–	–	738.384	581.086	326.529	668.880
Net (repayments from)/loans made to related parties	(69.198)	(6.183)	(150.101)	(0.115)	(30.899)	121.173

(a)	Includes transactions with related parties of Discontinued operations up to the date of demerger. There were no other related party transactions in the year ended 30 June 2015 (2014: US$ nil), other than those with post-employment benefit plans for the benefit of Group employees. These are shown in note 27 ‘Pension and other post-retirement obligations’.

(b)	Disclosures in respect of transactions with joint operations represent the amount for which legal right of set-off does not exist.

Transactions between each parent company and its subsidiaries, which are related parties of that company, are eliminated on consolidation and are not disclosed in this note.

Outstanding balances with related parties (a)

	Joint operations (b)		Joint ventures		Associates
	2015	2014	2015	2014	2015	2014
	US$M	US$M	US$M	US$M	US$M	US$M
Trade amounts owing to related parties	–	13.329	–	–	193.775	117.672
Loan amounts owing to related parties	103.431	44.298	–	–	32.097	41.427
Trade amounts owing from related parties	–	17.385	–	–	–	–
Loan amounts owing from related parties	13.945	75.413	–	150.101	1,015.300	1,087.890

(a)	There were no other related party balances as at 30 June 2015 (2014: US$ nil).

(b)	Disclosures in respect of amounts owing to/from joint operations represent the amount owing to the joint operation entity or from the joint operation third party participants for which legal right of set-off does not exist.

Terms and conditions

Sales to and purchases from related parties of goods and services are made in arm’s length transactions at normal market prices and on normal commercial terms.

Outstanding balances at year-end are unsecured and settlement occurs in cash.

Loan amounts owing from related parties represent secured loans made to joint operations, associates and joint ventures under co-funding arrangements. Such loans are made on an arm’s length basis with interest charged at market rates and are due to be repaid between 15 September 2015 and 31 August 2031.

No guarantees are provided or received for any related party receivables or payables.

No provision for doubtful debts has been recognised in relation to any outstanding balances and no expense has been recognised in respect of bad or doubtful debts due from related parties.

Unrecognised items and uncertain events

34.    Commitments

	2015	2014
	US$M	US$M
Capital expenditure commitments	2,276	4,798

Lease expenditure commitments
Finance leases (a)
Due not later than one year	138	203
Due later than one year and not later than two years	64	195
Due later than two years and not later than three years	58	193
Due later than three years and not later than four years	52	163
Due later than four years and not later than five years	48	153
Due later than five years	166	1,709

Total commitments under finance leases	526	2,616
Future financing charges	(57)	(1,174)
Right to reimbursement from joint operations partner	(31)	(58)

Finance lease liability	438	1,384

Operating leases (b)
Due not later than one year	606	833
Due later than one year and not later than two years	366	560
Due later than two years and not later than three years	201	433
Due later than three years and not later than four years	160	227
Due later than four years and not later than five years	137	202
Due later than five years	898	1,272

Total commitments under operating leases	2,368	3,527

(a)	Finance leases include leases of power generation and transmission assets. Lease payments are subject to inflation escalation clauses on which contingent rentals are determined. The leases contain extension and renewal options.

(b)	Operating leases include leases of property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options.

35.    Contingent liabilities

Contingent liabilities at balance date, not otherwise provided for in the financial statements, are categorised as arising from:

	2015	2014
	US$M	US$M
Associates and joint ventures
Tax and other matters (a)	1,313	1,662

Total associates and joint ventures	1,313	1,662

Subsidiaries and joint operations
Bank guarantees (b)	3	23
Tax and other matters (a)	1,947	1,691

Total subsidiaries and joint operations	1,950	1,714

Total contingent liabilities	3,263	3,376

(a)	Tax and other matters include actual or potential litigation and tax-related amounts, predominantly relating to a number of actions against the Group, none of which are individually significant and where the liability is not probable and therefore the Group has not provided for such amounts in these financial statements. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present, and for which no amounts have been included in the table above.

(b)	The Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.

The Separation Deed between BHP Billiton Limited and BHP Billiton Plc and South32 Limited (South32) deals with certain commercial, transitional and legal issues arising from the separation of South32 from the Group. A key part of the Separation Deed is the agreement between the parties in relation to the ‘Demerger Principle’. The fundamental underlying principle of the demerger is that:

(i)	South32 has the entire economic benefit, commercial risk and liabilities of the South32 Businesses (and former South32 Businesses) as if South32 and not the Group had owned those Businesses at all times; and

(ii)	the Group has the entire economic benefit, commercial risk and liabilities of the BHP Billiton Businesses (including the entire risk in former BHP Billiton Businesses), as if the Group and not South32 had owned those Businesses at all times.

To give effect to the principle, subject to certain exceptions, BHP Billiton Limited indemnifies South32 against all claims and liabilities relating to the BHP Billiton Businesses and former BHP Billiton Businesses and South32 indemnifies the Group against all claims and liabilities relating to the South32 Businesses and former South32 Businesses. The Separation Deed also contains specific indemnities with respect to certain matters. No amounts have been claimed or provided for as at 30 June 2015 pursuant to the Separation Deed.

In May 2015, the Group announced the resolution of the previously disclosed investigation by the US Securities and Exchange Commission (SEC) into potential breaches of the US Foreign Corrupt Practices Act (FCPA). The US Department of Justice has also completed its investigation into BHP Billiton without taking any action.

The investigations related primarily to previously terminated minerals exploration and development efforts, as well as hospitality provided by BHP Billiton at the 2008 Beijing Olympic Games. The US investigations have now been concluded on all matters.

The matter was resolved with the SEC pursuant to an administrative order, which imposed a US$25 million civil penalty. The SEC order made no findings of corrupt intent or bribery by BHP Billiton.

As previously disclosed, an investigation by the Australian Federal Police (AFP) is ongoing and the Group continues to cooperate. In light of the continuing nature of the AFP investigation, it is not appropriate at this stage for BHP Billiton to predict outcomes.

36.    Subsequent events

Other than the matters outlined elsewhere in this report, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

Other items

37.    Notes to the consolidated cash flow statement

Significant non-cash investing and financing transactions

Property, plant and equipment of US$10 million (2014: US$501 million; 2013: US$ nil) was acquired under finance leases.

Property, plant and equipment of US$ nil (2014: US$ nil; 2013: US$49 million) was acquired under vendor financing arrangements.

Divestment of subsidiaries, operations, joint operations and equity accounted investments

Excluding those divested as part of the South32 demerger (refer to note 29 ‘Discontinued operations’), the Group disposed of the following subsidiaries, operations, joint operations and equity accounted investments during the year ended:

30 June 2015

•	North Louisiana conventional onshore assets

•	Pecos field

30 June 2014

•	Pinto Valley and San Manuel Arizona Railroad Company

•	Liverpool Bay

•	South Midland (Onshore US – Midland Basin)

•	Kelar SA

30 June 2013

•	Richards Bay Minerals

•	EKATI

Details of the divestment of subsidiaries, operations, joint operations and equity accounted investments are as follows:

	2015	2014	2013
	US$M	US$M	US$M
Assets
Cash and cash equivalents	–	–	51
Trade and other receivables	2	2	1
Other financial assets	–	2	–
Inventories	15	74	209
Property, plant and equipment	261	452	668
Intangible assets	–	23	–
Deferred tax assets	–	3	77

Total assets	278	556	1,006

Liabilities
Trade and other payables	–	(62)	(10)
Current tax payable	–	(2)	(3)
Provisions	(37)	(320)	(302)
Deferred tax liabilities	–	–	(138)
Deferred income	–	(27)	–

Total liabilities	(37)	(411)	(453)

Net assets disposed	241	145	553

Less non-controlling interest share of net assets disposed	–	–	–

BHP Billiton share of net assets disposed	241	145	553

Gross cash consideration	256	812	2,253
Less cash and cash equivalents disposed	–	–	(51)

Net cash consideration received	256	812	2,202

Less repayment of intercompany loan (a)	–	–	(488)
Add deferred consideration	–	6	–

Gains on sale of subsidiaries, operations, joint operations and equity accounted investments	15	673	1,212

(a)	Repayment of intercompany financing facilities which became external upon transition to IFRS 11 ‘Joint Arrangements’.

Sale of non-controlling interest in subsidiary

30 June 2015

There were no sales of interests in subsidiaries to non-controlling interests.

30 June 2014

On 20 June 2013, the Group announced an extension of its long-term WAIO contractual arrangement with ITOCHU Corporation (ITOCHU) and Mitsui & Co., Ltd. (Mitsui). The transaction was completed on 10 July 2013 and aligned interests across the WAIO supply chain. Under the terms of the agreement, ITOCHU and Mitsui purchased shares in BHP Iron Ore (Jimblebar) Pty Ltd providing them with an eight per cent and seven per cent non-controlling interest (NCI), respectively, in the Jimblebar mining hub and resource. The equity proceeds of US$1,337 million are included in the ‘Contributions from non-controlling interests’ item of the Consolidated Cash Flow Statement. The difference of US$971 million between the equity proceeds and the initial measurement of NCI of US$366 million is included in the NCI contribution reserve.

30 June 2013

There were no sales of interests in subsidiaries to non-controlling interests.

38.    Auditor’s remuneration

	2015	2014	2013
	US$M	US$M	US$M
Fees payable to the Group’s auditor for assurance services
Audit of the Group’s annual report (a)	4.299	4.093	3.953
Audit of subsidiaries, joint ventures and associates (b)	11.185	13.201	15.197
Audit-related assurance services (c)	5.377	5.635	5.779
Other assurance services (d)	1.557	2.133	3.844

Total assurance services	22.418	25.062	28.773

Fees payable to the Group’s auditor for other services
Other services relating to corporate finance (e)	6.871	1.820	0.393
All other services (f)	1.093	1.573	1.372

Total other services	7.964	3.393	1.765

Total fees	30.382	28.455	30.538

All amounts were paid to KPMG or KPMG affiliated firms. Fees are determined in local currencies and are predominantly billed in US dollars based on the exchange rate at the beginning of the relevant financial year.

(a)	Comprises the fee payable to the Group’s auditors for the audit of the Group’s financial statements.

(b)	Comprises the audits of the Group’s subsidiaries, joint ventures and associates, as well as audit fees of US$ nil (2014: US$ nil; 2013: US$0.204 million) for pension funds. For UK purposes, fees for the audit of pension funds would be classified as a separate component of ‘other services’.

(c)	Comprises review of half-year reports and audit work in relation to compliance with section 404 of the US Sarbanes-Oxley Act.

(d)	Comprises assurance in respect of the Group’s sustainability reporting.

(e)	Comprises services in connection with acquisitions, divestments, the South32 demerger and debt raising transactions.

(f)	Comprises non-statutory assurance based procedures, advice on accounting matters, as well as tax compliance services of US$ nil (2014: US$0.008 million; 2013: US$ nil).

39.    Not required for US reporting

Presentation and policies

40.    Reporting entity

Dual Listed Companies’ structure

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

The effect of the DLC merger is that BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) and BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) operate together as a single for-profit economic entity (the Group). Under the arrangements:

•	the shareholders of BHP Billiton Limited and BHP Billiton Plc have a common economic interest in both Groups;

•	the shareholders of BHP Billiton Limited and BHP Billiton Plc take key decisions, including the election of Directors, through a joint electoral procedure under which the shareholders of the two Companies effectively vote on a joint basis;

•	BHP Billiton Limited and BHP Billiton Plc have a common Board of Directors, a unified management structure and joint objectives;

•	dividends and capital distributions made by the two Companies are equalised;

•	BHP Billiton Limited and BHP Billiton Plc each executed a deed poll guarantee, guaranteeing (subject to certain exceptions) the contractual obligations (whether actual or contingent, primary or secondary) of the other incurred after 29 June 2001, together with specified obligations existing at that date.

If either BHP Billiton Limited or BHP Billiton Plc proposes to pay a dividend to its shareholders, then the other Company must pay a matching cash dividend of an equivalent amount per share to its shareholders. If either Company is prohibited by law or is otherwise unable to declare, pay or otherwise make all or any portion of such a matching dividend, then BHP Billiton Limited or BHP Billiton Plc will, so far as it is practicable to do so, enter into such transactions with each other as the Boards agree to be necessary or desirable, so as to enable both Companies to pay dividends as nearly as practicable at the same time.

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

•	Assets and liabilities of the BHP Billiton Limited Group and the BHP Billiton Plc Group were consolidated at the date of the merger at their existing carrying amounts.

•	Results for the years ended 30 June 2015, 30 June 2014 and 30 June 2013 are of the consolidated entity comprising the BHP Billiton Limited Group and the BHP Billiton Plc Group.

41.    Basis of preparation and measurement

Basis of preparation

This general purpose financial report for the year ended 30 June 2015, has been prepared on a going concern basis and in accordance with the requirements of the Australian Corporations Act 2001, and the UK Companies Act 2006 and with:

•	Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards and interpretations as issued by the Australian Accounting Standards Board (AASB) effective for the year ended 30 June 2015;

•	International Financial Reporting Standards and interpretations as adopted by the European Union (EU) effective as of 30 June 2015;

•	International Financial Reporting Standards and interpretations as issued by the International Accounting Standards Board effective as of 30 June 2015.

The above accounting standards and interpretations are collectively referred to as ‘IFRS’ in this report.

Comparative information for the years ended 30 June 2014 and 30 June 2013 has been restated for the effects of the application of IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ following the demerger of South32. The Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet and the Consolidated Statement of Changes in Equity for these periods are not required to be restated.

The principal accounting standards or interpretations that have been adopted for the first time in these financial statements are:

•	Amendments to IAS 32/AASB 132 ‘Financial Instruments: Presentation’ clarify the criteria for offsetting financial assets and liabilities; and

•	IFRIC 21 ‘Levies’ confirms that a liability to pay a levy is only recognised when the activity that triggers the payment occurs.

The adoption of IFRIC 21 and the amendments to IAS 32 did not have a material impact on the BHP Billiton Group and therefore no restatements have been made to the prior year financial statements related to these changes.

There are no new accounting standards or interpretations impacting the Group in the financial years commencing from 1 July 2015. The following new accounting standards are not yet effective, but may have an impact on the Group in financial years commencing from 1 July 2016 or later:

•	IFRS 15/AASB 15 ‘Revenue from Contracts with Customers’, which modifies the determination of when to recognise revenue and how much revenue to recognise. The core principle is that an entity recognises revenue to depict the transfer of promised goods and services to the customer of an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

•	IFRS 9/AASB 9 ‘Financial Instruments’ modifies the classification and measurement of financial assets. It includes a single, principles-based approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. It also introduces a new expected loss impairment model requiring expected losses to be recognised when financial instruments are first recognised. The new standard also modifies hedge accounting to align the accounting treatment with risk management practices of an entity.

The Group is currently in the process of determining the potential impact of adopting the above standards. These standards have not been applied in the preparation of these financial statements. IFRS 9 has not been endorsed by the EU and hence is not available for early adoption in the EU.

Basis of measurement

The financial statements are drawn up on the basis of historical cost principles, except for derivative financial instruments and certain other financial assets, which are carried at fair value. Any non-current assets or disposal groups which are classified as held- for-sale or held-for-distribution are measured at the lower of carrying amount and fair value less costs to sell.

Rounding of amounts

Amounts in these financial statements have, unless otherwise indicated, been rounded to the nearest million dollars.

42.    Functional and presentation currency

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

Exchange rates

The following exchange rates relative to the US dollar have been applied in the financial statements:

	Average year ended 30 June 2015	Average year ended 30 June 2014	Average year ended 30 June 2013	As at 30 June 2015	As at 30 June 2014	As at 30 June 2013
Australian dollar (a)	0.84	0.92	1.03	0.77	0.94	0.92
Brazilian real	2.68	2.29	2.04	3.14	2.20	2.18
Canadian dollar	1.17	1.07	1.00	1.24	1.07	1.05
Chilean peso	604	532	479	635	551	504
Colombian peso	2,257	1,935	1,814	2,585	1,881	1,923
Euro	0.84	0.74	0.77	0.89	0.73	0.77
South African rand	11.45	10.39	8.84	12.24	10.60	10.00
UK pound sterling	0.64	0.62	0.64	0.64	0.59	0.66

(a)	Displayed as US$ to A$1 based on common convention.

43.    Significant accounting policies

(a) Consistent application of accounting policies

The accounting policies have been consistently applied by all entities included in the Group consolidated financial statements and are consistent with those applied in all prior years presented.

(b) Comparatives

Where applicable, comparatives have been adjusted to measure or present them on the same basis as current period figures.

The financial statements for the years ended 30 June 2014 and 30 June 2013 have been restated for the effects of the application of IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ following the demerger of South32. Refer to note 29 ‘Discontinued operations’. The nature of each change reflected in the restated financial statements is as follows:

•	All income and expense items relating to South32 have been removed from the individual line items in the income statement. The post-tax profit/(loss) of South32 is presented as a single amount in the line item entitled ‘(Loss)/profit after taxation from Discontinued operations’; and

•	All cash flows and other items relating to South32 have been removed from the individual line items in the cash flow statement. The net cash flows attributable to the operating, investing and financing activities of South32 are each disclosed in single amount in each section of the consolidated cash flow statement.

The balance sheet, the statement of comprehensive income and the statement of changes in equity for these periods are not required to be restated.

(c) Principles of consolidation

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

(d) Sales revenue

Revenue from the sale of goods and disposal of other assets is recognised when persuasive evidence (usually in the form of an executed sales agreement) of an arrangement exists and:

•	there has been a transfer of risks and rewards to the customer;

•	no further work or processing is required by the Group;

•	the quantity and quality of the goods has been determined with reasonable accuracy;

•	the price is fixed or determinable;

•	collectability is reasonably assured.

Revenue is therefore generally recognised when title passes. In the majority of sales for most commodities, sales agreements specify that title passes on the bill of lading date, which is the date the commodity is delivered to the shipping agent. For these sales, revenue is recognised on the bill of lading date. For certain sales (principally coal sales to adjoining power stations), title passes and revenue is recognised when the goods have been delivered.

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

(e) Depreciation of property, plant and equipment

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

(f) Exploration and evaluation expenditure

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

Exploration and evaluation expenditure (including amortisation of capitalised licence and lease costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure may be capitalised:

•	In respect of minerals activities:

–	The exploration and evaluation activity is within an area of interest which was previously acquired as an asset acquisition or in a business combination and measured at fair value on acquisition; or

–	The existence of a commercially viable mineral deposit has been established.

•	In respect of petroleum activities:

–	The exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or

–	Exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

Capitalised exploration and evaluation expenditure considered to be a tangible asset is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset

(such as certain licence and lease arrangements). In determining whether the purchase of an exploration licence or lease is an intangible asset or a component of property, plant and equipment, consideration is given to the substance of the item acquired not its legal form. Licences or leases purchased, which allow exploration over an extended period of time, meet the definition of an intangible exploration lease asset where they cannot be reasonably associated with a known resource (minerals) or reserves (petroleum). All capitalised exploration and evaluation expenditure is monitored for indications of impairment. When a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash-generating unit) to which the exploration is attributed. Exploration areas in which reserves have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is no longer expected to be recovered, it is charged to the income statement.

(g) Impairment and reversal of impairment of non-current assets

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

(h) Leased assets

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

(i) Taxation

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

(j) Inventories

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

(k) Property, plant and equipment

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

(l) Other mineral assets

Other mineral assets comprise:

•	capitalised exploration, evaluation and development expenditure (including development stripping) for properties now in production;

•	mineral rights and petroleum interests acquired;

•	capitalised production stripping (as described below in ‘Overburden removal costs’).

(m) Overburden removal costs

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

Production stripping costs are allocated between the inventory produced and the production stripping asset using a life-of-component waste to ore (or mineral contained) strip ratio. When the current strip ratio is greater than the life-of-component ratio a portion of the stripping costs is capitalised to the production stripping asset.

The development and production stripping assets are depreciated on a units of production basis based on the proven and probable reserves of the relevant components. Stripping assets are classified as other mineral assets in property, plant and equipment.

(n) Development expenditure

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

(o) Goodwill

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

(p) Intangible assets

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

(q) Closure and rehabilitation

The mining, extraction and processing activities of the Group normally give rise to obligations for site closure or rehabilitation. Closure and rehabilitation works can include facility decommissioning and dismantling; removal or treatment of waste materials and site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Group’s environmental policies.

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

The timing of the actual closure and rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating licence conditions, the principles of Our BHP Billiton Charter and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and rehabilitation requirements. The majority of the expenditure is expected to be paid over periods of up to 50 years, with some payments into perpetuity.

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

Closure and rehabilitation provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalised cost, except where a reduction in the provision is greater than the undepreciated capitalised cost of the related assets, in which case the capitalised cost is reduced to nil and the remaining adjustment is recognised in the income statement. In the case of closed sites, changes to estimated costs are recognised immediately in the income statement. Changes to the capitalised cost result in an adjustment to future depreciation. Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgements and estimates involved. Factors influencing those changes include:

•	revisions to estimated reserves, resources and lives of operations;

•	developments in technology;

•	regulatory requirements and environmental management strategies;

•	changes in the estimated extent and costs of anticipated activities, including the effects of inflation and movements in foreign exchange rates; and

•	movements in interest rates affecting the discount rate applied.

(r) Finance costs

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

(s) Financial instruments

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

(t) Share-based payments

The fair value at grant date of equity-settled share awards is charged to the income statement over the period for which the benefits of employee services are expected to be derived. The corresponding accrued employee entitlement is recorded in the employee share awards reserve. The fair value of awards is calculated using an option pricing model which considers the following factors:

•	exercise price;

•	expected life of the award;

•	current market price of the underlying shares;

•	expected volatility;

•	expected dividends;

•	risk-free interest rate;

•	market-based performance hurdles; and

•	non-vesting conditions.

Where awards are forfeited because non-market-based vesting conditions are not satisfied, the expense previously recognised is proportionately reversed. Where shares in BHP Billiton Limited or BHP Billiton Plc are acquired by on-market purchases prior to settling vested entitlements, the cost of the acquired shares is carried as treasury shares and deducted from equity. Where awards are satisfied by delivery of acquired shares, any difference between their acquisition cost and the remuneration expense recognised is charged directly to retained earnings. The tax effect of awards granted is recognised in income tax expense, except to the extent that the total tax deductions are expected to exceed the cumulative remuneration expense. In this situation, the excess of the associated current or deferred tax is recognised in other comprehensive income and forms part of the employee share awards reserve.

(u) Provision for employee benefits

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

(v) Superannuation, pensions and other post-retirement benefits

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

For defined benefit schemes, the cost of providing pensions is charged to the income statement so as to recognise current and past service costs, interest cost on defined benefit obligations, and the effect of any curtailments or settlements, net of returns on plan assets. Remeasurement gains and losses are recognised directly in equity. An asset or liability is consequently recognised in the balance sheet based on the present value of defined benefit obligations less the fair value of plan assets, except that any such asset cannot exceed the present value of expected refunds from and reductions in future contributions to the plan. Defined benefit obligations are estimated by discounting expected future payments using market yields at the reporting date on high-quality corporate bonds in countries that have developed corporate bond markets. However, where developed corporate bond markets do not exist, the discount rates are selected by reference to national government bonds. In both instances, the bonds are selected with terms to maturity and currency that match, as closely as possible, the estimated future cash flows.

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

(w) Business combinations

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

(x) Joint arrangements

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

(y) Associates

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

44.    Application of accounting estimates, assumptions and judgements

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

Reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the Group’s properties. In order to estimate reserves, estimates are required about for a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analysing geological data such as drilling samples. This process may require complex and difficult geological judgements to interpret the data.

The Group determines and reports ore reserves in Australia and the United Kingdom under the principles incorporated in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves December 2012 known as the JORC Code, and the Australian Securities Exchange (ASX) Listing Rules 2014 for minerals. The JORC Code requires the use of reasonable investment assumptions when reporting reserves. As a result, management will form a view of forecast sales prices, based on current and long-term historical average price trends. For example, if current prices remain above long-term historical averages for an extended period of time, management may assume that lower prices will prevail in the future and as a result, those lower prices are used to estimate reserves under the JORC Code. Lower price assumptions generally result in lower estimates of reserves.

Reserve reporting requirements for SEC (United States of America) filings are specified in Industry Guide 7, which requires economic assumptions to be based on current economic conditions (which may differ from assumptions based on reasonable investment assumptions). Accordingly, for SEC filings, we test our reserve estimates derived under JORC against assumed ‘current economic conditions’. ‘Current economic conditions’ are based on the three-year average of historical contract and market prices for commodities such as iron ore and coal, and the three-year average of historical market prices for commodities that are traded on the London Metal Exchange, such as copper and nickel. However, we only report a different reserve in the United States of America if, based on the United States SEC pricing assumptions test, the reserve will be lower than that reported under JORC in Australia and the United Kingdom.

Oil and gas reserves reported in Australia, the United Kingdom, and the United States of America for SEC filing purposes, are based on the average of prices prevailing on the first day of each month for the past 12 months as required under the SEC Rules ‘Modernisation of Oil & Gas Reporting’.

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

7.2    Not required for US reporting

7.3    Directors’ declaration

In accordance with a resolution of the Directors of the BHP Billiton Group, the Directors declare that:

(a)	in the Directors’ opinion and to the best of their knowledge the financial statements and notes, set out in sections 7.1 and 7.2, are in accordance with the UK Companies Act 2006 and the Australian Corporations Act 2001, including:

(i)	Complying with the applicable Accounting Standards; and

(ii)	Giving a true and fair view of the assets, liabilities, financial position and profit or loss of each of BHP Billiton Limited, BHP Billiton Plc, the BHP Billiton Group and the undertakings included in the consolidation taken as a whole as at 30 June 2015 and of their performance for the year ended 30 June 2015;

(b)	the financial report also complies with International Financial Reporting Standards, as disclosed in note 41 ‘Basis of preparation and measurement’;

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

The Directors have been given the declarations required by Section 295A of the Australian Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2015.

Signed in accordance with a resolution of the Board of Directors.

Jac Nasser AO

Chairman

Andrew Mackenzie

Chief Executive Officer

Dated this 10th day of September 2015

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

7.6    Reports of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firms

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the accompanying consolidated balance sheets of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of 30 June 2015 and 30 June 2014, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the years then ended. These consolidated financial statements are the responsibility of the BHP Billiton Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the year ended 30 June 2013 were audited by other auditors (KPMG Audit Plc) whose report thereon dated 25 September 2013, expressed an unqualified opinion on those statements, before the restatement described in note 43 to the consolidated financial statements.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the BHP Billiton Group as of 30 June 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended 30 June 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited the adjustments described in note 43 that were applied to restate the 2014 and 2013 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. KPMG LLP was not engaged to audit, review, or apply any procedures to the 2013 consolidated financial statements of the BHP Billiton Group other than with respect to the adjustments and, accordingly, it does not express an opinion or any other form of assurance on the 2013 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the BHP Billiton Group’s internal control over financial reporting as of 30 June 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated 23 September 2015 expressed an unqualified opinion on the effectiveness of the BHP Billiton Group’s internal control over financial reporting.

/s/ KPMG LLP KPMG LLP London, United Kingdom 23 September 2015	/s/ KPMG KPMG Melbourne, Australia 23 September 2015

KPMG, an Australian partnership, and KPMG LLP, a UK limited liability partnership, are member firms of the KPMG network of independent member firms affiliated with KPMG International Cooperative (‘KPMG International’), a Swiss entity.	KPMG Australia’s liability limited by a scheme approved under Professional Standards Legislation.

Report of Independent Registered Public Accounting Firms

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited, before the effects of the adjustments to retrospectively apply the changes in accounting described in note 43, and in note 37 of the 2014 financial statements, the accompanying consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the year ended 30 June 2013 of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) (‘the 2013 financial statements’). The 2013 financial statements before the effects of the adjustments discussed in note 43, and in note 37 of the 2014 financial statements are not presented herein. The 2013 consolidated financial statements are the responsibility of the BHP Billiton Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the 2013 financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in note 43, and in note 37 of the 2014 financial statements, present fairly, in all material respects, the results of the operations and cash flows for the year ended 30 June 2013 of the BHP Billiton Group in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Audit Plc was not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in note 43, and in note 37 of the 2014 financial statements, and accordingly, it does not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by a successor auditor.

/s/ KPMG Audit Plc KPMG Audit Plc London, United Kingdom 25 September 2013	/s/ KPMG KPMG Melbourne, Australia 25 September 2013

KPMG, an Australian partnership, and KPMG Audit Plc, a UK entity, are member firms of the KPMG network of independent member firms affiliated with KPMG International Cooperative (‘KPMG International’), a Swiss entity	KPMG Australia’s liability limited by a scheme approved under Professional Standards Legislation.

Report of Independent Registered Public Accounting Firms

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the BHP Billiton Group’s (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) internal control over financial reporting as of 30 June 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The BHP Billiton Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying section 3.14.1 Risk and Audit Committee Report. Our responsibility is to express an opinion on the BHP Billiton Group’s internal control over financial reporting based on our audit.

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

In our opinion, the BHP Billiton Group maintained, in all material respects, effective internal control over financial reporting as of 30 June 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the BHP Billiton Group as of 30 June 2015 and 30 June 2014, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the two years then ended, and our report dated 23 September 2015 expressed an unqualified opinion on those consolidated financial statements. We have also audited the adjustments described in note 43 that were applied to restate the 2014 and 2013 consolidated financial statements.

/s/ KPMG LLP KPMG LLP London, United Kingdom 23 September 2015	/s/ KPMG KPMG Melbourne, Australia 23 September 2015

KPMG, an Australian partnership, and KPMG LLP, a UK limited liability partnership, are member firms of the KPMG network of independent member firms affiliated with KPMG International Cooperative (‘KPMG International’), a Swiss entity.	KPMG Australia’s liability limited by a scheme approved under Professional Standards Legislation.

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

The information set out in this section is referred to as unaudited as it is not included in the scope of the audit opinion of the independent auditor on the Consolidated Financial Statements, refer section 7.6 Reports of Independent Registered Public Accounting Firms.

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

	Australia	United States	Other (b)	Total
	US$M	US$M	US$M	US$M
Capitalised cost
2015
Unproved properties	385	8,117	99	8,601
Proved properties	15,125	37,341	2,443	54,909

Total costs	15,510	45,458	2,542	63,510
Less: Accumulated depreciation, depletion, amortisation and valuation allowances	(7,727)	(19,100)	(2,094)	(28,921)

Net capitalised costs	7,783	26,358	448	34,589

2014
Unproved properties	344	7,355	200	7,899
Proved properties	14,801	34,963	2,388	52,152

Total costs	15,145	42,318	2,588	60,051
Less: Accumulated depreciation, depletion, amortisation and valuation allowances	(7,135)	(13,269)	(2,021)	(22,425)

Net capitalised costs	8,010	29,049	567	37,626

2013 (a)
Unproved properties	279	7,875	154	8,308
Proved properties	13,870	29,781	3,871	47,522

Total costs	14,149	37,656	4,025	55,830
Less: Accumulated depreciation, depletion, amortisation and valuation allowances	(6,512)	(10,258)	(3,314)	(20,084)

Net capitalised costs	7,637	27,398	711	35,746

(a)	Comparative information for 2013 has been restated on account of adoption of IFRS 10 and 11. The impact to net capitalised costs was a reduction of US$121 million in 2013.

(b)	Other is primarily comprised of Algeria, Brazil, Pakistan, Trinidad and Tobago and the United Kingdom.

Costs incurred relating to oil and gas property acquisition, exploration and development activities

The following table shows costs incurred relating to oil and gas property acquisition, exploration and development activities (whether charged to expense or capitalised). Amounts shown include interest capitalised.

	Australia	United States	Other (c)	Total
	US$M	US$M	US$M	US$M
2015
Acquisitions of proved property	–	–	–	–
Acquisitions of unproved property	–	37	–	37
Exploration (a)	127	281	248	656
Development	429	4,036	52	4,517

Total costs (b)	556	4,354	300	5,210

2014
Acquisitions of proved property	–	–	–	–
Acquisitions of unproved property	35	217	42	294
Exploration (a)	185	242	97	524
Development	949	5,034	75	6,058

Total costs (b)	1,169	5,493	214	6,876

2013 (d)
Acquisitions of proved property	–	–	–	–
Acquisitions of unproved property	–	123	–	123
Exploration (a)	125	373	221	719
Development	1,410	5,698	66	7,174

Total costs (b)	1,535	6,194	287	8,016

(a)	Represents gross exploration expenditure, including capitalised exploration expenditure, in addition to exploration and evaluation costs charged to income as incurred.

(b)	Total costs include US$4,603 million (2014: US$6,387 million; 2013: US$7,393 million) capitalised during the year.

(c)	Other is primarily comprised of Algeria, Pakistan, Trinidad and Tobago and the United Kingdom.

(d)	Comparative information for 2013 has been restated on account of adoption of IFRS 10 and 11.

Results of operations from oil and gas producing activities

The following information is similar to the disclosures in note 1 ‘Segment reporting’ of the BHP Billiton Group financial statements, but differs in several respects as to the level of detail and geographic information. Amounts shown in the following table exclude financial income, financial expenses, and general corporate overheads.

Income taxes were determined by applying the applicable statutory rates to pre-tax income with adjustments for permanent differences and tax credits.

	Australia	United States	Other (g)	Total
	US$M	US$M	US$M	US$M
2015
Oil and gas revenue (a)	4,184	6,334	661	11,179
Production costs	(662)	(2,220)	(168)	(3,050)
Exploration expenses	(124)	(242)	(241)	(607)
Depreciation, depletion, amortisation and valuation provision (b)	(651)	(6,597)	(170)	(7,418)
Production taxes (c)	(232)	–	(8)	(240)

	2,515	(2,725)	74	(136)
Income taxes	(608)	1,080	(146)	326
Royalty-related taxes (d)	(388)	–	4	(384)

Results of oil and gas producing activities (e)	1,519	(1,645)	(68)	(194)

2014
Oil and gas revenue (a)	5,722	7,517	1,045	14,284
Production costs	(740)	(2,129)	(246)	(3,115)
Exploration expenses	(157)	(233)	(99)	(489)
Depreciation, depletion, amortisation and valuation provision (b)	(617)	(3,465)	(172)	(4,254)
Production taxes (c)	(340)	–	(29)	(369)

	3,868	1,690	499	6,057
Income taxes	(1,025)	(353)	(413)	(1,791)
Royalty-related taxes (d)	(662)	–	8	(654)

Results of oil and gas producing activities (e)	2,181	1,337	94	3,612

2013 (f)
Oil and gas revenue (a)	5,794	5,807	1,332	12,933
Production costs	(753)	(1,693)	(256)	(2,702)
Exploration expenses	(122)	(278)	(223)	(623)
Depreciation, depletion, amortisation and valuation provision (b)	(561)	(2,809)	(141)	(3,511)
Production taxes (c)	(362)	–	1	(361)

	3,996	1,027	713	5,736
Income taxes	(1,265)	(162)	(637)	(2,064)
Royalty-related taxes (d)	(822)	–	8	(814)

Results of oil and gas producing activities (e)	1,909	865	84	2,858

(a)	Includes sales to affiliated companies of US$267 million (2014: US$262 million; 2013: US$ nil).

(b)	Includes a valuation provision of US$2,681 million (2014: US$309 million; 2013: US$447 million).

(c)	Includes royalties and excise duty.

(d)	Includes petroleum resource rent tax and petroleum revenue tax where applicable.

(e)	Amounts shown exclude financial income, financial expenses and general corporate overheads and, accordingly, do not represent all of the operations attributable to the Petroleum and Potash segment presented in note 1 ‘Segment reporting’ to the financial statements.

(f)	Comparative information for 2013 has been restated on account of adoption of IFRS 10 and 11. The impact to net results of operations was negative US$2 million in 2013.

(g)	Other is primarily comprised of Algeria, Pakistan, Trinidad and Tobago and the United Kingdom.

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

The Standardised measure is prepared by projecting the estimated future annual production of proved reserves owned at period end and pricing that future production to derive future cash inflows. Estimates of future cash flows for 2015, 2014 and 2013 are computed using the average first day of the month price during the 12-month period. Future price increases for all periods presented are considered only to the extent that they are provided by fixed and determinable contractual arrangements in effect at year-end and are not dependent upon future inflation or exchange rate changes.

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

	Australia	United States	Other (a)	Total
	US$M	US$M	US$M	US$M
Standardised measure
2015
Future cash inflows	35,660	39,088	2,668	77,416
Future production costs	(9,617)	(15,303)	(526)	(25,446)
Future development costs	(5,952)	(7,694)	(413)	(14,059)
Future income taxes	(7,879)	(3,009)	(959)	(11,847)

Future net cash flows	12,212	13,082	770	26,064
Discount at 10 per cent per annum	(4,236)	(4,384)	(200)	(8,820)

Standardised measure	7,976	8,698	570	17,244

2014
Future cash inflows	47,633	70,958	3,820	122,411
Future production costs	(11,355)	(19,732)	(717)	(31,804)
Future development costs	(5,772)	(12,953)	(516)	(19,241)
Future income taxes	(12,240)	(10,527)	(1,394)	(24,161)

Future net cash flows	18,266	27,746	1,193	47,205
Discount at 10 per cent per annum	(6,880)	(10,866)	(295)	(18,041)

Standardised measure	11,386	16,880	898	29,164

2013
Future cash inflows	48,862	71,836	5,194	125,892
Future production costs	(12,818)	(19,194)	(1,147)	(33,159)
Future development costs	(6,801)	(11,946)	(473)	(19,220)
Future income taxes	(11,321)	(12,185)	(1,913)	(25,419)

Future net cash flows	17,922	28,511	1,661	48,094
Discount at 10 per cent per annum	(6,176)	(12,785)	(360)	(19,321)

Standardised measure	11,746	15,726	1,301	28,773

(a)	Other is primarily comprised of Algeria, Pakistan, Trinidad and Tobago and the United Kingdom.

Changes in the Standardised measure are presented in the following table. The beginning of the year and end of the year totals are shown after reduction for income taxes and these, together with the changes in income tax amounts, are shown as discounted amounts (at 10 per cent per annum). All other items of change represent discounted amounts before consideration of income tax effects.

	2015	2014	2013
	US$M	US$M	US$M
Changes in the Standardised measure
Standardised measure at the beginning of the year	29,164	28,773	27,477
Revisions:
Prices, net of production costs	(15,186)	4,366	189
Changes in future development costs	3	(841)	940
Revisions of quantity estimates (a)	(5,996)	(3,871)	(4,396)
Accretion of discount	4,438	4,564	4,323
Changes in production timing and other	761	(1,170)	260

	13,184	31,821	28,793
Sales of oil and gas, net of production costs	(7,889)	(10,800)	(9,876)
Acquisitions of reserves-in-place	–	–	–
Sales of reserves-in-place	(83)	(107)	–
Previously estimated development costs incurred	3,169	2,683	3,710
Extensions, discoveries, and improved recoveries, net of future costs	1,877	3,946	7,272
Changes in future income taxes	6,986	1,621	(1,126)

Standardised measure at the end of the year	17,244	29,164	28,773

(a)	Changes in reserves quantities are shown in the Petroleum reserves tables in section 2.3.1.

Accounting for suspended exploratory well costs

Refer to note 43 ‘Significant accounting policies’ (f) of the BHP Billiton Group financial statements for a discussion of the accounting policy applied to the cost of exploratory wells. Suspended wells are also reviewed in this context.

The following table provides the changes to capitalised exploratory well costs that were pending the determination of proved reserves for the three years ended 30 June 2015, 30 June 2014 and 30 June 2013.

	2015	2014	2013
	US$M	US$M	US$M
Movement in capitalised exploratory well costs
At the beginning of the year	388	603	703
Additions to capitalised exploratory well costs pending the determination of proved reserves	121	28	97
Capitalised exploratory well costs charged to expense	(21)	(194)	(99)
Capitalised exploratory well costs reclassified to wells, equipment, and facilities based on the determination of proved reserves	(4)	(48)	(56)
Other	–	(1)	(42)

At the end of the year	484	388	603

The following table provides an ageing of capitalised exploratory well costs, based on the date the drilling was completed, and the number of projects for which exploratory well costs have been capitalised for a period greater than one year since the completion of drilling.

	2015	2014	2013
	US$M	US$M	US$M
Ageing of capitalised exploratory well costs
Exploratory well costs capitalised for a period of one year or less	44	31	96
Exploratory well costs capitalised for a period greater than one year	440	357	507

At the end of the year	484	388	603

	2015	2014	2013
Number of projects that have been capitalised for a period greater than one year	14	17	15

Drilling and other exploratory and development activities

The number of crude oil and natural gas wells drilled and completed for each of the last three years was as follows:

	Net Exploratory Wells			Net Development Wells
	Productive	Dry	Total	Productive	Dry	Total	Total
Year ended 30 June 2015
Australia	–	–	–	3	–	3	3
United States (a)	–	–	–	304	1	305	305
Other (b)	–	–	–	–	–	–	–

Total	–	–	–	307	1	308	308

Year ended 30 June 2014
Australia	1	2	3	3	–	3	6
United States (a)	–	2	2	401	15	416	418
Other (b)	–	–	–	1	–	1	1

Total	1	4	5	405	15	420	425

Year ended 30 June 2013
Australia	–	1	1	–	–	–	1
United States (a)	–	1	1	352	16	368	369
Other (b)	–	–	–	2	–	2	2

Total	–	2	2	354	16	370	372

(a)	Dry net development wells include nil net wells (2014: 4 net wells; 2013: 13 net wells) that encountered problems during drilling and/or completion and were not pursued further.

(b)	Other is primarily comprised of Algeria, Pakistan, Trinidad and Tobago and the United Kingdom.

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

Oil and gas properties, wells, operations and acreage

The following tables show the number of gross and net productive crude oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage as at 30 June 2015. A gross well or acre is one in which a working interest is owned, while a net well or acre exists when the sum of fractional working interests owned in gross wells or acres equals one. Productive wells are producing wells and wells mechanically capable of production. Developed acreage is comprised of leased acres that are within an area by or assignable to a productive well. Undeveloped acreage is comprised of leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil and gas, regardless of whether such acres contain proved reserves.

The number of productive crude oil and natural gas wells in which we held an interest at 30 June 2015 was as follows:

	Crude Oil Wells		Natural Gas Wells		Total
	Gross	Net	Gross	Net	Gross	Net
Australia	349	175	130	48	479	223
United States	646	370	6,758	2,029	7,404	2,399
Other (a)	55	22	46	10	101	32

Total	1,050	567	6,934	2,087	7,984	2,654

(a)	Other is primarily comprised of Algeria, Pakistan, Trinidad and Tobago and the United Kingdom.

Of the productive crude oil and natural gas wells, 29 (net: 11) operated wells had multiple completions.

Developed and undeveloped acreage (including both leases and concessions) held at 30 June 2015 was as follows:

	Developed Acreage		Undeveloped Acreage
Thousands of acres	Gross	Net	Gross	Net
Australia	2,092	814	5,900	3,363
United States	1,130	655	1,635	1,142
Other (a)	307	115	12,480	9,325

Total (b)	3,529	1,584	20,015	13,830

(a)	Other is undeveloped acreage primarily consisting of acreage in Brazil, India, Trinidad and Tobago, South Africa and Malaysia.

(b)	Approximately 1,474,774 gross acres (1,004,045 net acres), 5,173,015 gross acres (4,885,193 net acres) and 3,142,520 gross acres (1,796,237 net acres) of undeveloped acreage will expire in the years ending 30 June 2016, 2017 and 2018 respectively, if the Company does not establish production or take any other action to extend the terms of the licenses and concessions.