Form 20-F/A
period 2016-06-30
BHP BILLITON LTD; BHP BILLITON PLC
filed 2017-07-19
CIK 811809, 1171264

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED 30 JUNE 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-09526	Commission file number: 001-31714
BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)
VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)
171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered	Title of each class	Name of each exchange on which registered
American Depositary Shares*	New York Stock Exchange	American Depositary Shares*	New York Stock Exchange
Ordinary Shares**	New York Stock Exchange	Ordinary Shares, nominal value US$0.50 each**	New York Stock Exchange

*	Evidenced by American Depositary Receipts. Each American Depositary Receipt represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc, as the case may be.
**	Not for trading, but only in connection with the listing of the applicable American Depositary Shares.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

This Amendment No. 1 to Form 20-F (this “Amendment” or “Form 20-F/A”) amends the annual report on Form 20-F for the fiscal year ended 30 June 2016 (the “Original Filing”) filed jointly by BHP Billiton Limited and BHP Billiton Plc with the Securities and Exchange Commission (the “SEC”) on 21 September 2016 (the “Original Filing Date”). As used in this Amendment, the terms BHP, the Company and the Group refer to the combined group, including BHP Billiton Limited and BHP Billiton Plc and their respective subsidiary companies.

BHP is filing this Amendment to revise (i) the Report of Independent Registered Certified Public Accounting Firms of KPMG and KPMG LLP appearing in Part III, Item 18, Financial Statements, regarding the effectiveness of the Group’s internal control over financial reporting as at 30 June 2016; and (ii) management’s assessment of the effectiveness of the Group’s internal control over financial reporting as at 30 June 2016 and the disclosure on the effectiveness of the Group’s disclosure controls and procedures in Part II, Item 15, Controls and Procedures. These revisions are to reflect management’s conclusion that there was a material weakness in the controls over the determination of which deferred income tax balances to include in the carrying values of the Onshore US assets and market participant assumptions used to measure fair value less costs of disposal (FVLCD) for impairment assessment purposes. While isolated to the Onshore US assets, this material weakness was identified subsequent to the Original Filing Date, and as a result the Group is amending its overall assessment of effectiveness of internal control over financial reporting and disclosure controls and procedures.

Management has concluded that, notwithstanding the identification of the material weakness, the Group’s financial position and the consolidated financial statements included in the Original Filing for the years ended 30 June 2016 and 30 June 2015 present fairly, in all material respects, the financial position of the Group as at such dates and the results of operations and cash flows for the periods presented.

Pursuant to Rule 12b-15 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the certifications required pursuant to Rule 13a-14 of the Exchange Act, and the consent of the independent registered public accounting firms that were included as exhibits to the Original Filing, have been re-executed as of the date of this Amendment and are included as Exhibits 12.1, 12.2, 13.1, 13.2 and 15.1, respectively.

This Amendment, including the exhibits, only describes events as at the Original Filing Date, and does not reflect events that may have occurred subsequent to the Original Filing Date. Other than as described above, this Amendment does not and does not purport to amend, update or revise in any way the disclosures made in the Original Filing, including, without limitation, the financial statements and accompanying notes. This Amendment should be read in conjunction with the Original Filing and other information that BHP has filed or furnished to the SEC subsequent to the Original Filing Date.

1

PART II, ITEM 15. Controls and procedures

Management’s assessment of our internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act).

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

Under the supervision and with the participation of our management, including our CEO and CFO, the effectiveness of the Company’s internal control over financial reporting had been evaluated based on the framework and criteria established in Internal Controls - Integrated Framework (2013), issued by the Committee of the Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management had previously concluded that internal control over financial reporting was effective as at 30 June 2016. Subsequent to that evaluation, management identified a failure in reviews performed to distinguish between entity specific assumptions and market participant assumptions, including the application of deferred income taxes, in determining impairment of the Onshore US assets. Based on this reassessment, management has concluded that, although the Group’s consolidated financial statements included in the Original Filing fairly present, in all material respects, the financial position of the Group as at 30 June 2016 and 30 June 2015 and the results of operations and cash flows for the periods presented, a material weakness in internal control over financial reporting existed as at 30 June 2016.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim financial statements will not be prevented or detected on a timely basis by the Group’s internal controls.

Management concluded that the controls over the determination of which deferred income tax balances to include in the carrying values of the Onshore US assets and market participant assumptions used to measure FVLCD were ineffective for impairment assessment purposes as at 30 June 2016 and 30 June 2015. The material weakness arose due to a lack of understanding, by both the process owner and control operator, of how to distinguish between assumptions specific to BHP and those of a market participant, including the application of deferred income taxes, in determining impairment of the Onshore US assets.

These control deficiencies did not result in a material misstatement to, or restatement of, the Company’s consolidated financial statements for the years ended 30 June 2016 and 30 June 2015. However, while isolated to the Onshore US assets, the control deficiencies created a reasonable possibility that a material misstatement to the Group’s consolidated financial statements would not have been prevented or detected on a timely basis. Therefore, management concluded that the deficiencies represented a material weakness in our internal control over financial reporting and that our internal control over financial reporting was not effective as at 30 June 2016.

Our independent registered public accounting firms, KPMG and KPMG LLP, have audited the effectiveness of internal control over financial reporting as at 30 June 2016 and have reissued an adverse report, which is included on pages F-97 and F-98 under Item 18.

Management’s assessment of our disclosure controls and procedures

Management, with the participation of our CEO and CFO, had performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at 30 June 2016. Disclosure controls and

2

procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed by BHP, including in the reports that it files or submits under the Exchange Act, is recorded, processed, summarised and reported on a timely basis and that such information is accumulated and communicated to BHP’s management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Further, in the design and evaluation of our disclosure controls and procedures, management was required to apply its judgement in evaluating the costs benefit relationship of possible controls and procedures.

At the time of the Original Filing, the disclosure controls and procedures were considered effective as at 30 June 2016. Subsequent to that evaluation, management identified a material weakness due to a lack of understanding, by both the process owner and control operator, of how to distinguish between entity specific assumptions and market participant assumptions, including the application of deferred income taxes, in determining impairment of the Onshore US assets. Accordingly, our management, including the CEO and CFO have, after considering the existence of the material weakness described above, concluded that our disclosure controls and procedures were not effective as at 30 June 2016. Management has amended the Original Filing to give effect to this change in assessment.

Notwithstanding the material weakness in our internal control over financial reporting, BHP performed additional procedures that have allowed management to conclude that, the consolidated financial statements included in the Original Filing fairly present, in all material respects, the Group’s financial position, results of operations and cash flows for the periods presented in conformity with IFRS as issued by the IASB.

Changes in Internal Control over Financial Reporting

Except for the material weakness described above, there have been no changes in our internal control over financial reporting during the year ended 30 June 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of material weakness

The Group has initiated remediation efforts to address the abovementioned material weakness. The remediation steps include the following:

•	Strengthening of the underlying control procedures relating to the consideration of assumptions that determine FVLCD and input into the carrying value assessments;

•	Education and improved awareness of control owners and those charged with oversight to ensure consistent awareness and practices across all functions responsible for the inputs, processing and outputs associated with the carrying value assessment and impairment process; and

•	Enhancement of templates with additional guidance provided to assist in consistent consideration of factors in determining the appropriate carrying value of assets or cash generating units.

Management expects the remediation activities will be effective to remediate the material weakness. However, the material weakness in the Group’s internal control over financial reporting will not be considered remediated until management has concluded, through testing, that these controls operate effectively. Management expects

3

that the remediation of this material weakness will be completed by the time of filing of the Group’s Form 20-F for the year ended 30 June 2017.

In addition, the Group has reviewed the wider impairment controls suite and underlying control procedures to enhance the design and documentation of controls and increase the precision at which the controls operate.

4

PART III, ITEM 18. Financial Statements

5    Financial Statements

Contents of Financial Statements

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the BHP Billiton Group’s internal control over financial reporting as of 30 June 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated 21 September 2016, except for the restatement as to the effectiveness of internal control over financial reporting for the material weakness in the effectiveness of controls over the determination of which deferred income tax balances to include in the carrying values of the Onshore US assets and market participant assumptions used to measure fair value less costs of disposal for impairment assessment purposes that arose due to a lack of understanding of how to distinguish between assumptions specific to the BHP Billiton Group and those of a market participant including the application of deferred income taxes, as to which the date is 19 July 2017, expressed an adverse opinion on the effectiveness of the BHP Billiton Group’s internal control over financial reporting.

/s/ KPMG LLP

KPMG LLP

London, United Kingdom

21 September 2016, except for the restatement as to

the effectiveness of internal control over financial

reporting for the material weakness, as to which

the date is 19 July 2017

/s/ KPMG

KPMG

Melbourne, Australia

21 September 2016, except for the restatement as to

the effectiveness of internal control over financial

reporting for the material weakness, as to which

the date is 19 July 2017

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

www.kpmg.com/uk

Report of Independent Registered Public Accounting Firms

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the BHP Billiton Group’s (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) internal control over financial reporting as of 30 June 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The BHP Billiton Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Part II, Item 15 (Controls and procedures). Our responsibility is to express an opinion on the BHP Billiton Group’s internal control over financial reporting based on our audit.

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

In our report dated 21 September 2016, we expressed an unqualified opinion on the effectiveness of the BHP Billiton Group’s internal control over financial reporting. As described in the following paragraph, the BHP Billiton Group, subsequently identified a material weakness in its internal control over financial reporting. Accordingly, management has revised its assessment about the effectiveness of the BHP Billiton Group’s internal control over financial reporting, and our present opinion on the effectiveness of the BHP Billiton Group’s internal control over financial reporting as of 30 June 2016 as expressed herein, is different from that expressed in our previous report.

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

www.kpmg.com/uk

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. A material weakness in the effectiveness of controls over the determination of which deferred income tax balances to include in the carrying values of the Onshore US assets and market participant assumptions used to measure fair value less costs of disposal for impairment assessment purposes has been identified and included in management’s assessment. The material weakness arose due to a lack of understanding, by both the process owner and control operator, of how to distinguish between assumptions specific to the BHP Billiton Group and those of a market participant, including the application of deferred income taxes, in determining impairment of the Onshore US assets.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the BHP Billiton Group as of 30 June 2016 and 30 June 2015, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the years in the three-year period ended 30 June 2016. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements for the same periods, and this report does not affect our report dated 21 September 2016, except for the restatement as to the effectiveness of internal control over financial reporting for the material weakness, as to which the date is 19 July 2017, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the BHP Billiton Group has not maintained effective internal control over financial reporting as of 30 June 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

/s/ KPMG LLP

KPMG LLP

London, United Kingdom

21 September 2016, except for the restatement as to

the effectiveness of internal control over financial

reporting for the material weakness, as to which

the date is 19 July 2017

/s/ KPMG

KPMG

Melbourne, Australia

21 September 2016, except for the restatement as to

the effectiveness of internal control over financial

reporting for the material weakness, as to which

the date is 19 July 2017

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

ITEM 19.    Exhibits

Exhibit 1    Constitution

1.1	Constitution of BHP Billiton Limited, incorporating the amendments approved by shareholders at the 2015 Annual General Meeting of BHP Billiton Limited on 19 November 2015 (5)

1.2	Memorandum and Articles of Association of BHP Billiton Plc, incorporating the amendments approved by shareholders at the 2015 Annual General Meeting of BHP Billiton Plc on 22 October 2015 (5)

Exhibit 4    Material Contracts

4.1	DLC Structure Sharing Agreement, dated 29 June 2001, between BHP Limited and Billiton Plc “incorporating the amendments approved by shareholders at the 2015 Annual General Meeting of BHP Billiton Limited on 19 November 2015 and the Annual General Meeting of BHP Billiton Plc on 22 October 2015. (5)

4.2	SVC Special Voting Shares Deed, dated 29 June 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (1)

4.3	SVC Special Voting Shares Amendment Deed, dated 13 August 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (1)

4.4	Deed Poll Guarantee, dated 29 June 2001, of BHP Limited (1)

4.5	Deed Poll Guarantee, dated 29 June 2001, of Billiton Plc (1)

4.6	Form of Service Agreement for Specified Executive (referred to in this Annual Report as the Key Management Personnel) (2)

4.7	BHP Billiton Ltd Group Incentive Scheme Rules 2004, dated August 2008 (3)

4.8	BHP Billiton Ltd Long Term Incentive Plan Rules, dated November 2010 (1)

4.9	BHP Billiton Plc Group Incentive Scheme Rules 2004, dated August 2008 (3)

4.10	BHP Billiton Plc Long Term Incentive Plan Rules, dated November 2010 (1)

4.11	Implementation Deed entered into on 17 March 2015 between BHP Billiton Ltd, BHP Billiton Plc and South32 Limited (4)

4.12	Framework Agreement entered into on 2 March 2016 between Samarco Mineração S.A., Vale S.A. and BHP Billiton Brasil Ltda,, the Federal Government of Brazil, the states of Espirito Santo and Minas Gerais and certain other public authorities in Brazil. (5)

Exhibit 8    List of Subsidiaries

8.1	List of subsidiaries of BHP Billiton Limited and BHP Billiton Plc (5)

Exhibit 12    Certifications (section 302)

12.1	Certification by Chief Executive Officer, Mr Andrew Mackenzie, dated 19 July 2017

12.2	Certification by Chief Financial Officer, Mr Peter Beaven, dated 19 July 2017

Exhibit 13    Certifications (section 906)

13.1	Certification by Chief Executive Officer, Mr Andrew Mackenzie, dated 19 July 2017

13.2	Certification by Chief Financial Officer, Mr Peter Beaven, dated 19 July 2017

Exhibit 15    Consent of Independent Registered Public Accounting Firm

15.1	Consent of Independent Registered Public Accounting Firms KPMG and KPMG Audit Plc for incorporation by reference of audit reports in registration statements on Form F-3 and Form S-8

Exhibit 95    Mine Safety Health Administration

95.1	Disclosure of Mine Safety and Health Administration (“MSHA”) Safety Data. (5)

Footnotes

(1)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2001 on 19 November 2001.

(2)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2013 on 25 September 2013.

(3)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2008 on 15 September 2008.

(4)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2015 on 23 September 2015.

(5)	Previously filed as an exhibit to BHP Billiton’s annual report on Form 20-F for the year ended 30 June 2016 on 21 September 2016.

SIGNATURE

The registrants hereby certify that they meet all of the requirements for filing on Form 20-F/A and that they have duly caused and authorised the undersigned to sign this Amendment No. 1 to the Annual Report on their behalf.

BHP Billiton Limited

BHP Billiton Plc

/s/ Peter Beaven

Peter Beaven

Chief Financial Officer

Date: 19 July 2017