Form 20-F
period 2020-06-30
BHP Group Ltd; BHP Group Plc
filed 2020-09-22
CIK 811809, 1171264

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED 30 JUNE 2020.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting International Accounting Standards Board ☒	Other ☐

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

Our asset portfolio is world-class and sustainably developed.

Our operational discipline and financial strength enables our future growth.

Our shareholders receive a superior return on their investment.

	Mike Henry Chief Executive Officer	February 2020

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

In this Annual Report, the terms ‘BHP’, the ‘Company’, the ‘Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries included in note 29 ‘Subsidiaries’ in section 5.1 and in Exhibit 8.1 – List of Subsidiaries. Those terms do not include non-operated assets.

This Annual Report covers BHP’s assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP and that have been owned as a joint venture(1) operated by BHP (referred to in this Report as ‘operated assets’ or ‘operations’) during the period from 1 July 2019 to 30 June 2020. Our functions are also included.

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

Forward looking statements

This Annual Report contains forward looking statements, including: statements regarding trends in commodity prices and currency exchange rates; demand for commodities; production forecasts; plans, strategies and objectives of management; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and supply of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments.

Forward looking statements may be identified by the use of terminology including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘would’ ‘continue’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward looking information.

These forward looking statements are based on the information available as at the date of this Annual Report and are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this Annual Report. BHP cautions against reliance on any forward looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with COVID-19.

For example, our future revenues from our assets, projects or mines described in this Annual Report will be based, in part, on the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include: our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations; the duration and severity of the COVID-19 pandemic and its impact on our business; political uncertainty; labour unrest; and other factors identified in the risk factors set out in section 1.5.4.

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

For IFRS accounting purposes, Onshore US is treated as Discontinued operations in BHP’s Financial Statements. Unless otherwise stated, information in section 5 has been presented on a Continuing operations basis to exclude the contribution from Onshore US assets. Details of the contribution of Onshore US assets to the Group’s results are disclosed in note 28 ‘Discontinued operations’ in section 5. All other information in this Annual Report (other than FY2019 safety performance data) relating to the Group has been presented on a Continuing and Discontinued operations basis to include the contribution from Onshore US assets prior to completion of their sale, unless otherwise stated. FY2019 safety performance data in this Annual Report has been presented on a Continuing and Discontinued operations basis to include the contribution from Onshore US assets to 28 February 2019.

Unless otherwise stated, comparative financial information for FY2017 and FY2016 has been restated to reflect the sale of the Onshore US assets, as required by IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’. Consolidated Balance Sheet information for these periods has not been restated as accounting standards do not require it.

About this Strategic Report

The FY2020 Strategic Report provides insight into BHP’s strategy, operating and business model, and objectives. It describes the principal risks BHP faces and how these risks might affect our future prospects. It also gives our perspective on our recent operational, financial and non-financial performance.

BHP performed strongly in FY2020 with zero fatalities and record production performance in a number of operations.

A summary of our performance covering financial, operational and social value is set out in section 1.3. We also set out why what we do is integral to modern life in sections 1.4 and 1.5.

This year, we have further integrated our sustainability reporting into the Annual Report to help stakeholders understand the most material topics, for example climate change (section 1.7.8), tailings dams (section 1.7.10), Indigenous peoples (section 1.7.9) and Samarco (section 1.8). Non-operated joint ventures and their performance are covered in section 1.9.3 (Cerrejón and Antamina).

More information is also available at bhp.com. This includes case studies, our new Climate Change Report 2020, and our Environmental, Social and Governance (ESG) databook, which provides sustainability performance data and is targeted at both investors and ESG data providers.

Finally, the Strategic Report is intended to assist shareholders and other stakeholders to understand and interpret the Consolidated Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS) included in this Annual Report. Shareholders may obtain a hard copy of the Annual Report free of charge by contacting our Share Registrars, whose details are set out in our Corporate directory at the end of this Annual Report.

Form 20-F Cross Reference Table

Item Number		Description	Report section reference
1.		Identity of Directors, Senior Management and Advisors	Not applicable
2.		Offer Statistics and Expected Timetable	Not applicable
3.		Key Information
	A	Selected financial data	1.10
	B	Capitalization and indebtedness	Not applicable
	C	Reasons for the offer and use of proceeds	Not applicable
	D	Risk factors	1.5.4
4.		Information on the Company
	A	History and development of the company	1.1, 1.2, 1.4, 1.5.3, 1.6 to 1.12, 5.7, 6.2 to 6.7, 7.1 to 7.4 and 7.5.14
	B	Business overview	1.4 to 1.5, 1.9 to 1.11, 7.3, 7.4, 7.9 and Note 1 to the Financial Statements
	C	Organizational structure	7.3 and Note 29 to the Financial Statements
	D	Property, plant and equipment	1.5.3, 1.5.4, 1.7.6, 1.7.8, 1.7.10, 1.9.1 to 1.9.4, 1.11, 5.7, 6.2 to 6.5 and Notes 11, 14 and 20 to the Financial Statements
4A.		Unresolved Staff Comments	None
5.		Operating and Financial Review and Prospects
	A	Operating results	1.4, 1.5, 1.10 to 1.11 and 7.9
	B	Liquidity and capital resources	1.4, 1.10.3, 5.1.4, Notes 19 to 22 and 38 to the Financial Statements
	C	Research and development, patents and licenses, etc.	1.4.1, 1.5.3, 1.6.1, 1.6.3, 1.7.1, 1.7.6. to 1.7.8, 1.9 to 1.11, 4.14, 6.5 and Notes 11 and 14 to the Financial Statements
	D	Trend information	1.1, 1.2, 1.4.1, 1.5.1, 1.5.2, 1.5.4, 1.7.1, 1.7.6. to 1.7.8, 1.9.2 to 1.9.4 and 1.11
	E	Off-balance sheet arrangements	1.12 and Notes 11, 20 and 33 to the Financial Statements
	F	Tabular disclosure of contractual obligations	1.12 and Notes 19, 20 and 38 to the Financial Statements
	G	Safe harbor	Page v
6.		Directors, Senior Management and Employees
	A	Directors and senior management	1.1, 2.1, 2.2, 2.5 and Exhibit 15.3
	B	Compensation	3
	C	Board practices	2.2, 2.9, 2.10, 2.12, 3.2.5, 3.2.6, 3.3.13
	D	Employees	1.4.6, 1.6.1, 1.6.2, 6.6.1 and Note 27 to the Financial Statements
	E	Share ownership	3.3.19, 3.3.21, 3.3.23, 4.2, 4.5, 4.18 and Notes 15, 16 and 24 to the Financial Statements
7.		Major Shareholders and Related Party Transactions
	A	Major shareholders	7.6
	B	Related party transactions	3.3.26 and Notes 23 and 32 to the Financial Statements
	C	Interests of experts and counsel	Not applicable
8.		Financial Information
	A	Consolidated statements and other financial information	1.8, 4.10, 5.1, 5.2A, 6.7, 7.7 and the pages beginning on F-1 in this Annual Report
	B	Significant changes	Note 34 to the Financial Statements
9.		The Offer and Listing
	A	Offer and listing details	7.2
	B	Plan of distribution	Not applicable
	C	Markets	7.2
	D	Selling shareholders	Not applicable
	E	Dilution	Not applicable
	F	Expenses of the issue	Not applicable
10.		Additional Information
	A	Share capital	Not applicable
	B	Memorandum and articles of association	7.3 and 7.5
	C	Material contracts	7.4
	D	Exchange controls	7.9
	E	Taxation	7.10
	F	Dividends and paying agents	Not applicable
	G	Statement by experts	Not applicable
	H	Documents on display	7.5
	I	Subsidiary information	Note 29 to the Financial Statements and Exhibit 8.1
11.		Quantitative and Qualitative Disclosures About Market Risk	1.5 and Note 22 to the Financial Statements
12.		Description of Securities Other than Equity Securities
	A	Debt securities	Not applicable
	B	Warrants and rights	Not applicable
	C	Other securities	Not applicable
	D	American Depositary Shares	7.8
13.		Defaults, Dividend arrearages and Delinquencies	There have been no defaults, dividend arrearages or delinquencies
14.		Material Modifications to the Rights of Security Holders and Use of Proceeds	There have been no material modifications to the rights of security holders and use of proceeds since our last Annual Report
15.		Controls and Procedures	2.10 and 5.2A
16A.		Audit committee financial expert	2.2, 2.7 and 2.10
16B.		Code of Ethics	2.15
16C.		Principal Accountant Fees and Services	2.10 and Note 35 to the Financial Statements
16D.		Exemptions from the Listing Standards for Audit Committees	Not applicable
16E.		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	4.2
16F.		Change in Registrant’s Certifying Accountant	Not applicable
16G.		Corporate Governance	2
16H.		Mine Safety Disclosure	Not applicable
17.		Financial Statements	Not applicable as Item 18 complied with
18.		Financial Statements	The pages beginning on page F-1 in this Annual Report
19.		Exhibits	8

Section 1

Strategic Report

1.1    Chair’s Review

Dear Shareholder,

I am pleased to provide our Annual Report for FY2020.

The COVID-19 pandemic continues to have a profound impact in our host nations and markets around the world. It has tested the resilience of millions of lives and livelihoods, as well as healthcare systems and economies in ways we could never have imagined.

Despite the unpredictable nature of the pandemic, BHP’s response has remained strong. Our people stepped up and quickly adopted measures to keep themselves, their families and the communities where we operate, safe and well. Their steadfast commitment has meant we have been able to keep our operations running safely and continue to contribute to local economies, through the jobs we create and the taxes and royalties we pay.

BHP’s relentless focus on our five priority areas – safety; portfolio; capital discipline; culture and capability; and social value – has enabled us to meet the global challenges of the crisis from a position of strength and to deliver a strong set of financial results in FY2020. The outstanding efforts of our teams, our high-quality portfolio and disciplined approach to capital allocation enabled the Board to declare US$1.20 per share in dividends for the year.

The health and safety of our people remains the highest priority. We recorded no fatalities at our operations during the year and have had fewer frequent safety events with the potential to cause a fatality. However, there is no room for complacency and we must continue to push for exceptional safety performance every day.

We continue to invest and plan for the future while at the same time delivering strong cash returns to our shareholders. Similarly, our commodity portfolio has remained resilient throughout FY2020. We believe our products will play an essential role in a decarbonising world and will help us grow value for many decades to come.

The Board appointed Mike Henry as BHP’s new Chief Executive Officer (CEO) in January, replacing Andrew Mackenzie. Mike has long been a strong advocate for the resources industry, driving higher standards of safety and contributing to our local communities and global stakeholders. He is committed to unlocking and accelerating greater value in our assets and operations. In doing so he will make BHP safer, leaner, high performing and future fit. Andrew was instrumental in turning BHP into a simpler and more productive company, and one that is financially stronger and sharply focused on value for shareholders and society. I would like to thank Andrew for his outstanding contribution as CEO.

We also continued to take a rigorous and structured approach to our Board renewal process. Gary Goldberg joined the Board in February, and Dion Weisler joined the Board in June. As announced in May, we also look forward to Xiaoqun Clever joining the Board in October.

Lindsay Maxsted will retire from the Board on 4 September 2020, and Shriti Vadera will be retiring from the Board following the 2020 Annual General Meetings. Shriti and Lindsay have been highly regarded members of the Board since 2011, with Shriti serving as the Senior Independent Director since 2015, and Lindsay serving as Chair of the Risk and Audit Committee. We have benefited greatly from Shriti’s and Lindsay’s extensive experience and I would like to thank them for their invaluable contribution and commitment to BHP.

FY2020 was a year where we worked hard to integrate social value into every decision we make. BHP’s immediate response to the pandemic, under decisive direction from Mike and his leadership team, has been clear from day one. From creating hundreds of operational jobs across our Minerals Australia business, to providing funding that has directly benefited communities where we have a presence around the world, and accelerating payments for our small, local and Indigenous suppliers, BHP has continued to step up and play our part.

Taking actions that make a difference also extends to BHP’s commitment to address climate change and progress made through our Climate Investment Program, as outlined in the BHP Climate Change Report 2020. We have set a medium-term target to reduce our Scope 1 and Scope 2 operational emissions by at least 30 per cent by FY2030 (from FY2020 levels (1)). We also have set clearly defined Scope 3 emissions goals for 2030 to support industry to develop technologies and pathways capable of 30 per cent emissions intensity reduction in integrated steelmaking, with widespread adoption expected post-2030, and to support 40 per cent emissions intensity reduction of BHP-chartered shipping of our products.

While the challenges of the pandemic are likely to remain for some time to come, I am confident our disciplined and focused approach will create value for shareholders and make a positive contribution to society for many years to come.

Thank you for your continued support of BHP.

Ken MacKenzie

Chair

(1)	FY2020 baseline will be adjusted for any material acquisitions and divestments based on greenhouse gas emissions at the time of the transaction. Carbon offsets will be used as required.

1.2    Chief Executive Officer’s Report

Dear Shareholder,

Thank you for your continued support and investment in BHP through what has been an extraordinary 12 months. We have a resilient portfolio, great people and strong relationships. These contributed to a strong set of results, safely achieved in the face of some significant challenges in our markets and in our operating regions.

It is my privilege to have been selected by your Board to lead BHP. I want to thank my predecessor, Andrew Mackenzie, for his leadership in creating a simpler, more focused company, setting up BHP for the future.

Performing in extraordinary times

The COVID-19 pandemic is having a devastating effect on lives, society and the global economy. BHP supports communities, customers and countries around the world with the jobs, business and materials that will help the world navigate through the pandemic, and then rebuild. We have prioritised keeping our people and communities safe, supporting those who rely on BHP, and keeping our operations running reliably.

We have taken action to protect our workforce against COVID-19 by investing in more transportation capacity, restricting travel to our operations and protecting at-risk workers. We have shortened payment terms for small, local and Indigenous suppliers to help address the financial pressures they are otherwise facing as a result of the pandemic. We have funded social and health programs in our communities globally, have hired 1,500 more people temporarily, and the BHP Foundation is funding vaccine research. In the face of this crisis, people across BHP have rallied in line with our purpose and values in a way that has seen them stay safe while keeping the business running and performing strongly.

We had no fatalities during the year and our total recordable injury frequency fell 11 per cent to 4.2 per million hours worked. A number of our operations achieved production or throughput records and unit costs were lower across all of our major assets. Our major capital projects are tracking well.

Our continued focus on disciplined allocation of capital saw us invest US$7.6 billion in our assets while maintaining net debt at the lower end of our target range, ensuring a strong balance sheet in these volatile times. We declared a final dividend to shareholders of US$0.55 per share, taking our annual dividend distribution to US$1.20 per share. This is the third year in a row we have returned more than US$6 billion to shareholders, highlighting the resilience of our portfolio and our people.

Growing value and returns

We create value through our purpose: ‘To bring people and resources together to build a better world’. Just prior to starting in the CEO role, I spent six weeks engaging with people in BHP’s operations and offices around the world. I came away energised by what I heard and confident in the potential for BHP to create even greater value for shareholders and society – an even safer, more reliable, and lower cost BHP, with social value core to everything we do. We will grow value and returns for all those who have a stake in a successful BHP.

Value and returns will be underpinned by embedding social value, being excellent at operations and at allocating capital, and by ensuring we have a portfolio with options that allow us to invest in meeting society’s needs in the short, medium and long term.

In this regard, we recently announced further steps in the continued optimisation of our portfolio, including the intended divestment of some of our coal assets whose value will be best realised outside BHP, and our non-operated interest in the Bass Strait joint venture. We will create and secure more options in future-facing commodities through innovation, exploration, early stage entry and well-timed acquisitions of attractive resources and assets. We have also announced new roles on the Executive Leadership Team. These changes will help ensure operational and technical excellence are front and centre for the company and that we are successful in creating and securing more options in future facing commodities, which will benefit successive generations of shareholders.

Sustainability and resilience

BHP’s commitment to sustainability is important and enduring. We have refreshed our approach to sustainability reporting. Key information and performance data is included in this Report and we have significantly expanded our sustainability content on our website, including the provision of a databook to make core information more accessible.

The BHP Climate Change Report 2020 details our approach to climate change and the role we will play in addressing it. We have committed to reducing our operational greenhouse gas emissions (Scope 1 and Scope 2) by at least 30 per cent from FY2020 levels (1) by FY2030. For Scope 3 emissions, we have set goals for 2030. We will support industry to develop technologies and pathways capable of 30 per cent emissions intensity reduction in integrated steel-making, with widespread adoption expected post 2030. We will also support 40 per cent emissions intensity reduction of BHP-chartered shipping of our products.

Conclusion

We are proud of our operational and financial performance in FY2020, which was achieved safely and in the face of some extraordinary challenges.

We expect that the global economy will take some time to stabilise and recover from the ongoing COVID-19 pandemic. Commodity markets will likely remain volatile. The trailing consequences of high unemployment and spiralling debt are likely to reinforce global concern about inequality and systemic disadvantage. Environmental sustainability will remain a global priority.

BHP’s values, strategy and actions position us well to navigate the period ahead and to play a role in the recovery process. We remain committed to addressing climate change, creating social value and to an inclusive workforce. We have structured our business to thrive through changing times, and we are set up well to deal with near-term market uncertainty and to prosper as the world returns to its trajectory of long-term growth.

BHP’s performance in the past year illustrates this resilience and our potential to continue to grow value and returns for shareholders and society.

To all our shareholders, thank you for your ongoing commitment and support.

Mike Henry

Chief Executive Officer

(1)	FY2020 baseline will be adjusted for any material acquisitions and divestments based on greenhouse gas emissions at the time of the transaction. Carbon offsets will be used as required.

1.3    BHP at a glance: FY2020

Not required for US reporting.

1.4    Performance

1.4.1    Our strategy

BHP’s strategy is to have the best capabilities, best commodities and best assets, to create long-term value and high returns. Our strategy is underpinned by our disciplined approach to capital allocation and risk management and our overriding commitment to generating social value for our stakeholders.

Social value is at the core of our approach and purpose – to bring people and resources together to build a better world. It underpins our decisions and actions, from the positive contribution we make to the environment and society, to supporting the needs of our workforce, partners, customers, economies and communities.

The longevity of BHP’s assets means we must think and plan in decades. The long-term health of our business is dependent on the long-term health of our society and a sustainable natural environment.

As we look to the future, BHP and our products will play an essential role as the world’s population continues to grow, improved living standards are pursued and momentum towards decarbonisation increases.

Our strategy maximises value and returns

We have secured and will continue to grow options in copper and nickel, where increasing demand and our capability give us competitive opportunities. We are moving to concentrate our coal portfolio on higher-quality coking coals, with greatest potential upside for quality premiums as steelmakers seek to improve blast furnace utilisation and reduce emissions intensity, and will pursue options to divest our interests in BMC, New South Wales Energy Coal (NSWEC) and Cerrejón.

In oil and gas, we will continue to invest in opportunities that are resilient under a range of price scenarios, and which are aligned to our strengths. We will seek to divest oil and gas assets that are mature or which are likely to realise greater value under different ownership.

This approach to actively managing our portfolio for value, risk and returns over multiple time horizons will yield superior returns for our investors and greater value for our partners and communities.

We have some of the world’s best assets. This is backed up by the discipline and competition stimulated through our Capital Allocation Framework, which has driven better transparent decision-making and capital efficiency.

To extract the most value and the highest returns from our assets we apply Our Charter values and culture of care to operate safely and productively, supported by technology.

We want BHP to be recognised as the resources industry’s best operator. To do this we must:

•	have a relentless focus on the elimination of fatalities and achieving our climate change, water and social value commitments

•	be leaner and higher performing – lower cost, more reliable and productive

•	create and secure options in future-facing commodities to continue to grow value

1.4.2    Social value

Social value is the positive contribution we make to the environment and society through considering the needs of and maintaining respectful and mutually beneficial relationships with our workforce, partners, customers, economies and communities.

Consideration of social value helps us create new business opportunities and make better-informed business decisions.

Social value is a BHP priority and is embedded in our whole-of-business five-year planning process. When business planning occurs each year, each operated asset must consider local and global issues that are important to its stakeholders, assess its performance on those issues and develop a plan for how to proactively contribute social value in these areas, in partnership with our global functions and local stakeholders.

In FY2020, we completed the first social value assessments across our operated assets in Minerals Australia and Minerals Americas. These assessments identify social value priorities for each asset and are a key input into the asset’s five-year plan. The benefit of this approach is that community and broader sustainability initiatives are fully integrated into core business planning activities. For information on many of these initiatives, refer to section 1.7.

More information on social value and its importance at BHP is available at bhp.com.

1.4.3    Stakeholder engagement

Section 172 statement

How the Board complied with its section 172 duty

The UK Companies Act 2006 (CA2006) sets out a number of general duties, which directors owe to the company. New legislation has been introduced to help shareholders better understand how directors have discharged their duty to promote the success of the company, while having regard to the matters set out in section 172(1)(a) to (f) of the CA2006 (s172 factors). The Board welcomes the new Section 172 reporting requirements.

The Board considers the interests of a range of stakeholders in its discussions, decision-making and implementation of BHP’s strategy and purpose, which will have an impact on the long-term success of the Group. The Board does not typically engage with every stakeholder group every year; however, engagement does take place at management level and management discusses this with Directors during Board meetings.

In addition, the Board considers the likely consequences of decisions in the long term, the impact of the Group’s operations on the community and the environment and the importance of maintaining a reputation for high standards of business conduct.

More detail about our approach to these matters, along with other stakeholder considerations, is set out in the Strategic Report as detailed in this table - in particular the Board and Board Sustainability Committee’s approach to Sustainability, the environment, tailings storage facilities and Samarco.

S172 factor	Key examples	Section
Workforce	— Approach to workforce in relation to COVID-19 — Culture and capabilities — Health and safety — Workforce engagement	1.4.6 1.6.1 1.7.3 and 1.7.4 2.6.2
Community and government	— Local economic growth — Social investment — Indigenous peoples	1.7.9 1.7.9 1.7.9
Investors	— Understanding the views of BHP shareholders	2.6.1
Suppliers and customers	— Acceleration of supplier payment terms (case study) — Working with suppliers — Responsible sourcing — Commercial	1.4.6 1.6.1 1.7.7 1.9.5
Environment	— Land and biodiversity — Rehabilitation and closure — Water — Climate change	1.7.6 1.7.6 1.7.6 1.7.8
High standards of conduct	— Human rights — Tailings storage facilities — Samarco	1.7.9 1.7.10 1.8

Workforce

The Board uses a range of formal and informal communication channels and reporting methods to understand the views of the workforce. This includes engaging with and hearing the perspectives of employees and contractors from all levels of the business. This includes discussions during site visits, informal events during Board meetings, pulse surveys, feedback through our 24-hour speak up helpline, EthicsPoint and regular updates from the CEO and management. The perspectives of our workforce are factored into the Board’s decision-making on a range of topics, from health and safety to risk management and workforce planning. For more examples, refer to section 2.6.2.

COVID-19 response

The Board and the Sustainability Committee received regular reporting on the controls in place to manage the health and wellbeing of our site and office-based workforce in the context of COVID-19, and the feedback from the workforce and from unions. This included steps taken to ensure social distancing, the approach to testing for COVID-19 and the decision to extend BHP’s Employee Assistance Program to family members. The Board also received reports on the results of a COVID-19 wellbeing survey and steps taken to monitor and address the wellbeing of our workforce, including those working from home. For more information, refer to section 1.4.6.

Health and safety

The Sustainability Committee considers health and safety performance across our operations at every meeting and reports to the Board on its discussions. During the year, the Committee discussed a range of topics relevant to the health and safety of our people, including the mental health program, and the controls in place for workers in the vicinity of tailings dams. In addition, the Sustainability Committee endorsed Health, Safety, Environment and Community (HSEC) KPIs for FY2020 and recommended the HSEC outcomes for the Group and the Executive Leadership Team to the Remuneration Committee.

Operations Services

Operations Services provides maintenance and production services across Minerals Australia, supporting our people to build their skills through coaching and by performing in-field verification. The Board discussed Operations Services and its positive impact on safety, productivity and diversity outcomes as well as the training and benefits provided to the Operations Services team. The discussion included direct feedback from Operations Services team members at different sites on their experiences.

Aligning executive pension contribution rate to workforce

At their August 2019 meetings, taking into account data on employee pension contribution levels across the BHP workforce reviewed by the Remuneration Committee earlier in 2019, the Remuneration Committee and Board discussed and endorsed a change to the pension contribution rate for senior executives to bring it lower than the employee average across the Group’s global locations.

Ethics and compliance, and assurance

The Risk and Audit Committee (RAC) received, at its request, increased regularity of reporting from the Chief Compliance Officer on trends in reporting to EthicsPoint and details on consistency in disciplinary outcomes for breaches of Our Code of Conduct (Our Code) which sets out standards of behaviour for our people. The RAC also discussed the introduction of assurance over risk culture by the Internal Audit and Advisory team.

Inclusion and diversity update

In August 2019, the Board discussed progress against agreed FY2019 inclusion and diversity objectives and the proposed scorecard objectives for FY2020, noting that business data shows a more inclusive and diverse workforce has lower injury rates and absenteeism, along with higher scheduled work. The ongoing success of flexible working was also discussed. The Board also considered how capital projects such as South Flank and the Spence Growth Option have integrated inclusion and diversity into project planning, with positive results.

CEO and ELT succession

A major piece of work for the Board during the year was CEO succession. For BHP, succession of the CEO is an ongoing process, which continues to work well in developing internal candidates for this critical role. This year, Andrew Mackenzie retired as CEO and Mike Henry was appointed CEO from 1 January 2020. The Board took account of Mike’s 30 years’ experience in the global mining and petroleum industry, spanning operational, commercial, safety, technology and marketing roles. A critical component of succession at ELT level and below is the existence of a robust senior leadership program that operates across multiple organisational levels to build, develop, renew, recruit and promote our leaders. The Board is actively engaged and oversees the development of the senior team. See section 2.5 for additional information.

CEO-Elect – workforce engagement

In the 45 days between being announced CEO-Elect and becoming CEO, Mike Henry spent time engaging with employees from every asset and almost all major offices. Employees said they were proud of the positive contribution BHP makes to the world through social value, safety and our inclusive and diverse culture. They also saw opportunity to further simplify processes and better align teams to work even faster and maximise value across the business.

Community and government

We recognise that mutually beneficial relationships with communities and governments are crucial to our strategy. The Board takes a range of steps to understand the perspective of communities and governments in order to factor these into decisions as relevant. The Board receives insight into the views of community members and government stakeholders through site visits (e.g. the Group Chair met with the President of Chile and the Australian Ambassador to Chile as part of a visit to Escondida in September 2019 and Directors met with the Premier of Saskatchewan and Indigenous community members as part of a site visit to Jansen in September 2019); engagement with BHP’s Forum on Corporate Responsibility (FCR); management reports to the Board; and feedback received through letters to Directors, EthicsPoint reports and the media.

COVID-19 response

During FY2020, BHP supported the communities where we have a presence in response to challenges posed by the COVID-19 pandemic. This included a broad range of targeted initiatives focused on prevention and support for health services in the regional communities where we have a presence. For example, a A$50 million Vital Resources Fund was established in Australia, with funds used to support hospitals, clinics and public health organisations serving the communities surrounding our Australian operations. For information of our approach to COVID-19 in Chile and elsewhere in the Group, refer to section 1.4.6.

Social value

The Board discussed an update on the implementation of BHP’s approach to social value to support our business priorities, engage effectively with stakeholders and manage external risk. The discussion focused on two priority areas – continuing to integrate our approach to social value into the Group’s standard ways of working and measures to effectively communicate our contribution. The Sustainability Committee discussed an update on societal expectations of the resource industry, how the trends impact our ability to contribute to social value creation and the approach we are taking to respond effectively to these challenges.

Forum on Corporate Responsibility (FCR)

The Sustainability Committee met with members of the FCR, which comprises civil society leaders in various fields of sustainability, to discuss a range of social and environmental issues. The FCR provided the Sustainability Committee with their insights from their September 2019 trip to Chile, which focused on water stewardship and Minerals Americas’ approach to social value. The FCR noted BHP’s leadership in deciding to cease extraction from the Monturaqui aquifer in favour of sourcing water required for Escondida operations from its desalination plant, as well as its approach to renewable power contracts.

Investors

Shareholder perspectives are taken into account by the Board and its Committees in its decision-making and long-term strategic planning. The Board uses formal and informal communication channels to understand the views of shareholders, in addition to Annual General Meetings (AGMs). This includes meetings and discussions between the Group Chair, the Senior Independent Director and the Remuneration Committee Chair and Institutional and Retail shareholders. A range of investors also presented directly to the Board. For more examples, refer to section 2.6.1.

Industry associations

At a number of meetings in 2019 and 2020, the Board had in-depth discussion on the Group’s future approach to industry association membership. The Group Chair and CEO discussed the topic of industry associations with a range of investors, and discussed investors’ feedback with the Board. The Board also received reports on management meetings with a range of investors on industry associations. Investor feedback has been a key input to the Group’s future approach to industry associations, which has been reflected in supportive comments following publication. See bhp.com for our position on industry associations.

Remuneration policy

Investors played an integral role in the development of the remuneration policy approved at the October and November 2019 AGMs. During meetings led by the Board Chair and the Remuneration Committee Chair in April and May 2019, investors provided feedback on what they saw as strengths and weaknesses of the existing policy, and potential means to strengthen it. The Remuneration Committee factored this feedback into a new policy proposal, which was the subject of an extensive further round of consultation. Investor comments in this second round led to refinements to the policy submitted for approval at the AGMs, including the three changes made to the policy as set out on page 139 of the 2019 Annual Report.

Climate change

Significant engagement was undertaken with investors on climate change issues during FY2020. This comprised engagements to review potential implementation approaches for the commitments announced in July 2019 as well as incorporation of climate change into the Group’s social value investor presentations, and engagement with key investor groups, including Climate Action 100+. See bhp.com for the BHP Climate Change Report 2020.

Governance

The Group Chair and Senior Independent Director sought feedback from investors on governance practices as part of the annual cycle of meetings. This included the approach to the AGM and reporting practices. The Governance team, within management, seeks input from investors, including ESG investors, on BHP’s reporting on sustainability. This feedback has been incorporated into this year’s Annual Reporting documents.

Suppliers and customers

The Board and its Committees take into account the perspective of customers and suppliers during their deliberations. In FY2020, this included reports from the CEO and the Chief Commercial Officer on discussions with customers and suppliers and particularly consideration of both regarding COVID-19.

COVID-19 response

Suppliers – We accelerated payments and reduced payment terms to seven days (from 30 days) for small, local and Indigenous suppliers. In Chile, we offered voluntary financial assistance to cover a significant part of contractor companies’ costs to maintain the remuneration of workers demobilised at our operations because of the pandemic.

Customers – The impact of COVID-19 disruptions on our customers’ operations and our engagements with them to mitigate these were captured in the regular COVID-19 updates from the CEO to the Directors.

Vendor rationalisation

The Board discussed strategies to consolidate mining materials and consumables vendors for Minerals Australia, and the impact on other participants in the supply chain. Potential impacts on local and Indigenous suppliers were considered as well as ways to mitigate this risk, including KPIs for assets on local and Indigenous spend.

Supply chain human rights and seafarer welfare

The Sustainability Committee discussed BHP’s risk and controls relating to the potential for adverse human rights impacts in our supply chain, and had a specific deep dive into maritime seafarer welfare. Board and Sustainability Committee reviews were also undertaken of our approach to the supply chain through the discussion and approval of the Modern Slavery Statement FY2020.

Chile social issues

The Board discussed the situation in Chile since October 2019, including the social crisis, the health and economic crisis caused by COVID-19, and the combined effects of the three, as well as the fact that the country will enter an intense electoral period, starting with the referendum for a new Constitution in October 2020, and ending with the Presidential election in November 2021. The Board reviewed the implementation of Social Value plans for the regions where we operate, as those continue to be the most important instrument for BHP to build trust and long-term relationships with our key stakeholders.

Climate change

Discussions related to how we will work with our customers and suppliers with respect to Scope 3 greenhouse gas emissions, including our FY2021 actions, CY2030 goals and long-term vision to support the economy-wide transitions necessary to meet the Paris Agreement goals by working with customers and suppliers to achieve sectoral decarbonisation. The Sustainability Committee reviewed proposed measures to deploy our US$400 million Climate Investment Program, which will include investment in emissions reduction projects across our operated assets and value chain and is part of our commitment to take a product stewardship role in relation to our full value chain.

Environment

The Board and its Committees consider a range of environmental matters throughout the year including, detailed discussions relating to climate change, tailings storage facilities, rehabilitation and closure.

Renewable power agreements in Chile

The Board approved four power purchase agreements (PPAs) that will meet the energy requirements for operations at Escondida and Spence from 100 per cent renewable sources by the mid-2020s. The contracts will effectively displace 3 million tonnes of CO2 per year from FY2022 compared to the fossil fuel based contracts they are replacing.

Climate change

The Board and its Committees spent significant time considering climate change in relation to BHP’s business and strategy. These discussions considered a range of stakeholders, including investors, communities, governments, employees, customers and suppliers. These stakeholder views were taken into account in considering our updated climate change strategy.

In particular, during FY2020 the Board and Sustainability Committee focused on the detailed development of the commitments set out in July 2019: publicly setting a medium-term target for operational emissions, the Climate Investment Program, Scope 3 emissions goals, the link between emissions performance and executive remuneration, and the work to release our new BHP Climate Change Report 2020.

1.4.4    Our Operating Model

Our Operating Model allows us to leverage integrated systems and technology, replicate expertise and apply high standards of governance and transparency. It includes:

Assets: Assets are a set of one or more geographically proximate operations (including open-cut and underground mines, and onshore and offshore oil and gas production and processing facilities). We produce commodities through these assets. Our operated assets are wholly owned and operated by BHP or owned as a joint venture and operated by BHP. We also hold interests in assets that are owned as a joint venture but are not operated by BHP.

Asset groups: We group most of our assets into geographic regions (Minerals Australia and Minerals Americas), while our oil and gas assets are considered one global asset group (Petroleum).

Commercial: Our Commercial function optimises value creation and minimises supply chain costs. It is organised around our core value chain activities – Sales and Marketing; Maritime and Supply Chain Excellence; Procurement; Warehousing Inventory and Logistics and Property; and Market Analysis and Economics.

Centres of Excellence: We have Centres of Excellence in the disciplines of maintenance and engineering, resource engineering, projects and geoscience to develop organisational capability and best practice.

Functions: Functions support all areas of BHP and have accountabilities and expertise in finance, legal, governance, technology, human resources, corporate affairs, health, safety, environment and community.

Leadership: Our Executive Leadership Team (ELT) is responsible for the day-to-day management of the Group and leads the delivery of our strategic objectives.

1.4.5    Managing performance

Corporate planning

Our corporate planning process is designed to deliver on our strategy. It guides the development of plans, targets and budgets to help us decide where to deploy our capital and resources.

We evaluate the range of investment opportunities and aim to optimise the portfolio based on our assessment of risk, returns and future optionality. We then develop a long-term capital plan and guidance for the Group.

Assessment and monitoring

We review our portfolio against a constantly changing external environment, to capture and manage emerging opportunities and risks. Long-term scenario planning is used to identify the strategic capabilities we need to be successful and to evaluate our preferred commodities and assets. We seek to identify potential new business opportunities and test the robustness of our portfolio over a range of possible outcomes. We use signals tracking to monitor key trends and events that inform our strategic choices and identify actions to manage emerging risks.

Capital discipline

We use our Capital Allocation Framework (CAF) to assess the most effective and efficient way to deploy capital. This helps us:

•	maintain our plant and equipment to support safe and efficient operations over the long term

•	keep our balance sheet strong to give us stability and flexibility through the business cycle

•	reward our shareholders by paying out at least 50 per cent of our Underlying attributable profit in dividends

We then look at what would be the most valuable risk-adjusted use for any excess capital and decide whether to:

•	further reduce our debt

•	return more cash to shareholders through additional dividends or share buy-backs

•

invest in growth, either through projects within our asset portfolio or through exploration or acquisitions, provided the investment will create more value, based on our assessment of its return, risk and optionality, than a share buy-back

(1)	Maintenance capital includes spend on asset integrity, risk reduction, compliance, sustaining capacity/cost, transformation initiatives and climate change.

1.4.6    COVID-19: Our global response

COVID-19 key statistics and initiatives to 30 June 2020

Total number of confirmed (1) cases in the BHP workforce (2) (potentially infectious while at work) (3)

Figures for persons potentially infectious while at work are included irrespective of where infection may have occurred

	Minerals Australia (4)	4 (0)
	Minerals Americas (5)	455 (135)
	Petroleum (6)	27 (0)
	Asia/Europe	0 (0)
	Global total	486 (135)
Established the Vital Resources Fund in Australia, providing a broad range of support for regional communities	Minerals Australia – community	A$50 million
Provided support to labour hire for our Australian operations to help them continue to operate	Minerals Australia – workforce	1,500 new positions created
Accelerating payments and reducing payment terms to seven days (from 30 days) for small local and Indigenous businesses	Minerals Australia – suppliers	US$80 million
Assistance program to increase testing capacity and medical treatment facilities in vulnerable areas of Santiago, Antofagasta and Tarapacá Northern regions	Minerals Americas – community	US$8 million
Donations to the communities where we operate in Chile	Minerals Americas – community	US$3 million
Supporting impacted contracting partners in Chile by voluntarily paying a proportion of their fixed remuneration and social security costs to 30 June 2020	Minerals Americas – workforce	US$25 million
Established a Community Relief Fund supporting local and regional health and wellness programs and essential community services in North America and Trinidad and Tobago	Petroleum – community	US$2 million
Supporting the Chinese Red Cross Foundation in its response efforts	Global – customer community	RMB10 million
Strong field leadership globally through the pandemic	Global – workforce	27,401 critical control observations across the Group from 1 March 2020 to 30 June 2020, showing 92% compliance
Employee wellbeing survey response	Global – workforce	73% rated their wellbeing as good or very good 91% believed BHP was doing a good job responding to COVID-19

(1)	A person with a laboratory confirmation of COVID-19 infection, using polymerase chain reaction (PCR) test methodology, irrespective of clinical signs and symptoms.

(2)	Employees and contractors engaged by BHP.

(3)

Figures in brackets indicate the number of people within the confirmed cases in the BHP workforce who were potentially infectious while at work, defined as being in one of BHP’s managed locations (including camps and offices) within 48 hours before onset of symptoms and/or while symptomatic. Figures for persons potentially infectious while at work are included irrespective of where infection may have occurred.

(4)	Includes BHP offices within Australia.

(5)	Includes BHP offices within South America or Canada.

(6)	Includes BHP offices within the United States.

COVID-19 transformed the world earlier this year, touching every corner of society and shaking the global economy. BHP quickly recognised that our ability to continue to operate through the pandemic depended on the steps we took to keep our people safe and healthy, and to support the communities where we have a presence.

Our first priority throughout our COVID-19 response has been the health and safety of our people and communities, and to help support the health and safety of the workforce across our value chain. This guided us as we worked to prevent an outbreak in our operations and communities when a pandemic was declared in March. With strong engagement with and support from our workforce and union leaders within our workforce, we were able to take swift and decisive action, helping reduce the impact within and outside our operated assets.

When the pandemic hit, we had the financial strength and agility to implement our emergency plans and the rapid changes necessary to keep our people safe and healthy and our operations running. BHP’s strong balance sheet, disciplined approach and CAF, which is embedded throughout our business, positions us to weather downturns and unexpected issues such as the COVID-19 outbreak. The CAF informs the core financial decisions we make and meant we had already made the investments in our operated assets to continue to operate safely and reliably.

Employees and contractors

To facilitate social distancing and reduce infection risk, we reduced numbers of people at our work locations through split-shifts at our offices, requirements for business-critical workers only at our operated assets and flexible working from home arrangements. In addition, we supported our employees at greatest risk from COVID-19 to work from home and, where this was not possible, access special leave.

We implemented screening measures at entry to our operations and airport departure locations for our fly-in fly-out workforce, including app-based questionnaires and temperature screening, reduced capacity on flights and buses, in support of physical distancing and increased hygiene practices. When people displayed relevant symptoms, we implemented response plans and evacuated them for testing, isolation and, where required, medical care. In Chile and for our Petroleum operations in the United States, due to high levels of community transmission, the screening included testing for COVID-19 prior to travel to our remote sites and facilities. This enabled us to safely operate, support jobs and contribute to regional economic activity.

Our Technology team supported our response to COVID-19, aiding all Incident Management teams and Emergency Management teams globally and rapidly enabling 16,000 people to work remotely while ensuring the stability and security of enterprise and operations systems.

The Technology team also developed a BHP contact tracing app (C-19 Tracer) to provide digital personal protective equipment for our global staff. It helps our Health, Safety and Environment teams to trace those who had close contact with a COVID-19 positive member of our workforce. The app uses GPS and Bluetooth-based technologies and was deployed in May, with initial rollout to Western Australia Iron Ore and Minerals Americas test groups.

Across BHP, we increased the availability of support services for our people, including localised counselling services in addition to our Employee Assistance Program, a range of online campaigns and communication tools, and greater communication opportunities to keep our people and teams connected. We sought to identify and make safe and suitable arrangements for employees whose wellbeing was not best served by continuing to work from home. In Chile, which has had one of the highest rates of COVID-19 infection globally, a telemedicine service was established to support and monitor infected workers’ health.

Where local COVID-19 transmission was sufficiently low, work arrangement restrictions were lifted in some locations following targeted assessments of local risks, resources, needs and regulations, and the health and mental wellbeing of our people, their families and communities.

Community

The local communities where we have a presence and local businesses play a critical role in supporting our operated assets and we depend on their ongoing wellbeing, success and prosperity. BHP also operates in close proximity to several remote and regional Indigenous communities globally.

We engaged with the communities where we operate to identify where support was needed most, contributing to organisations to meet supply and service shortages, accelerating payments to our small, local and Indigenous suppliers and engaging additional people from local regions. We worked with governments, businesses and individuals to identify service and supply shortfalls and determine the best way to fill those gaps.

These steps helped to keep our operated assets running safely and supported communities and businesses that rely on our business.

We established social investment funds designed to help support the most vulnerable from infection and mitigate the broader impacts.

In Australia, this was through the A$50 million Vital Resources Fund, which provided a broad range of support programs, including additional GP support for remote Indigenous communities in Western Australia, the establishment of two fever clinics in Queensland, IT equipment for the Kokatha Aboriginal Corporation in South Australia and business mentoring in New South Wales.

In Chile, we contributed US$8 million to a program to increase the testing capacity and medical treatment facilities in vulnerable areas, including new sampling units in La Pintana and Puente Alto including an in-car unit and mobile electric bus, water distribution in Antofagasta and Pozo Almonte and sanitation campaigns for public places in Antofagasta, Coloso, Sierra Gorda and Mamiña. We also established an additional US$3 million fund for communities.

The US$2 million Community Relief Fund in North America, Trinidad and Tobago and Mexico supported local and regional health and wellness programs, such as through the donation of PPE for medical professionals, as well as essential community services, and we created a partnership with Project Dignity in Singapore to supply meals to frontline healthcare workers.

We limited access to Indigenous communities by our people and made sure vulnerable members had access to medical services and essential supplies. Expert advice early on told us that Indigenous peoples may have additional susceptibility to COVID-19 infection. Therefore, we ceased face-to-face meetings with Indigenous peoples very early in the pandemic, implemented strict social protocols for all BHP employees and contractors in regional communities, and in Australia, supported Indigenous peoples’ return to country and coordinated a national, multi-industry response to protect and support remote communities.

The Vital Resources Fund contributed more than A$3.3 million to peak Aboriginal and Torres Strait Islander health councils and medical services across the country to support their communities as they transition from lockdown to recovery.

The BHP Foundation committed A$3 million to the prevention and treatment of COVID-19 with two world-leading research institutions based in Australia. The Foundation provided A$2 million to support the University of Queensland to develop a potential vaccine and A$1 million to the Peter Doherty Institute for Infection and Immunity for its Australasian COVID-19 Trial (ASCOT).

Suppliers

We worked with our suppliers to help ensure they followed stringent health and safety standards among their own workforce. We also worked with them to source critical hygiene products, such as hand sanitiser, face masks and cleaning equipment to protect our workforce and the communities where we have a presence.

For example, our suppliers delivered hygiene products to a school in Moranbah, Queensland when they were running low, and our local procurement team filled a shortfall in masks for staff at the Andamooka branch of the Royal Flying Doctor Service in South Australia. Minerals Americas continues to engage closely with the communities associated with Escondida and Pampa Norte to identify opportunities to support the ongoing crisis and recovery phase, including supporting local suppliers.

Getting our people to and from sites safely around the world was also a logistical challenge that our suppliers helped us overcome. They provided people and equipment to conduct temperature screenings at airports and bus depots to ensure no one with a fever travelled to site. Our suppliers also expanded our bus fleets, increased the number of charter flights and supported new procedures in camps so we could maintain social distancing.

We also worked with our site-based suppliers to implement robust shared resilience plans and include social distancing measures in their on-site procedures to keep our people safe and our operations running.

Specific examples of our response can be found throughout this Report and at bhp.com/media-and-insights/covid-19/.

1.4.7    Our performance: Financial KPIs

Key performance indicators

Our key performance indicators (KPIs) enable us to measure our sustainable development and financial performance. These KPIs are used to assess performance of our people throughout the Group. For information on our approach to performance and reward, refer to section 3. For information on our overall approach to executive remuneration, including remuneration policies and remuneration outcomes, refer to section 3.

Following BHP’s sale of the Onshore US assets, the contribution of these assets to the Group’s results is presented in this Annual Report as Discontinued operations. To enable more meaningful comparisons with prior year disclosures and in some cases to comply with applicable statutory requirements, the data in section 1.4.7 has been presented to include Onshore US, except for Underlying EBITDA. Footnotes to tables and infographics indicate whether data presented in section 1.4.7 is inclusive or exclusive of Onshore US. For more information on the accounting treatment, refer to section 5.

(1)	Includes data for Continuing and Discontinued operations for the financial years being reported.

(2)	Excludes data from Discontinued operations for the financial years being reported.

(3)	For more information on alternative performance measures, refer to section 6.1.

In FY2020, record production at WAIO, Caval Ridge and Poitrel; record coal mined at Broadmeadow together with record throughput at Escondida and improved operational stability generated solid cash flow despite field and grade declines at Petroleum and Copper, enabling us to maintain net debt(3) at the low end of our target range and increase our ordinary dividend payments.

Profit and earnings

Attributable profit of US$8.0 billion in FY2020 includes an exceptional loss of US$1.1 billion (after tax), compared to an attributable profit of US$8.3 billion, including an exceptional loss of US$0.8 billion (after tax) in the prior period. The FY2020 exceptional loss is related to the impairment of Cerro Colorado, a provision for cancellation of power contracts as part of a shift towards 100 per cent renewable energy at Escondida and Spence, COVID-19 related costs and the current year impact of the Samarco dam failure.

Our Underlying attributable profit was US$9.1 billion in FY2020 (FY2019: US$9.1 billion).

We reported Underlying EBITDA (Continuing operations) of US$22.1 billion in FY2020 (FY2019: US$23.2 billion), with lower prices (excluding iron ore), lower volumes (including copper grade and petroleum field declines), inflation, an increase in the closure and rehabilitation provision for closed mines, increased deferred stripping depletion in line with mine plan at Escondida and other net movements (in total US$6.1 billion), compared to the prior period. This decrease was, partially offset by record volumes at a number of our assets, improved operating stability, favourable impacts from exchange rate movements, the application of IFRS 16 Leases and other net movements (in total US$5.0 billion).

Cash flow and balance sheet

Our Net operating cash flows (Continuing operations) of US$15.7 billion in FY2020 (FY2019: US$17.4 billion) reflects lower Underlying EBITDA results although with tax payments in line with FY2019 due to higher instalment rates.

Our balance sheet remains strong with net debt at US$12.0 billion at FY2020 year end (FY2019: US$9.4 billion), which is at the low end of our target net debt range.

The increase of US$2.6 billion in net debt in FY2020 is primarily related to the impact of the application of IFRS 16 Leases, returns to shareholders of US$6.9 billion and dividends paid to non-controlling interests of US$1.0 billion, being offset by free cash flow (3) generation of US$8.1 billion.

Our gearing ratio (3) at FY2020 year end was 18.7 per cent (FY2019: 15.4 per cent).

Our Underlying Return on Capital Employed was 16.9 per cent for FY2020 (FY2019: 15.9 per cent).

(3)	For more information on alternative performance measures, refer to section 6.1.

Reconciling our financial results to our key performance indicators

	Profit			Earnings		Cash		Returns

			US$M		US$M		US$M			US$M

Measure:	Profit after taxation from Continuing operations		8,736	Profit after taxation from Continuing operations	8,736	Net operating cash flows from Continuing operations	15,706	Profit after taxation from Continuing operations		8,736

Made up of:	Profit after taxation			Profit after taxation		Cash generated by the Group’s consolidated operations, after dividends received, interest, taxation and royalty-related taxation. It excludes cash flows relating to investing and financing activities		Profit after taxation

Adjusted for:	Exceptional items before taxation	1,546		Exceptional items before taxation	1,546			Exceptional items before taxation		1,546
								Tax effect of exceptional items		(241)

	Tax effect of exceptional items	(241)		Tax effect of exceptional items	(241)			Net finance costs excluding exceptional items		818

	Exceptional items after tax attributable to non-controlling interests	(201)		Depreciation and amortisation excluding exceptional items	6,112			Income tax expense on net finance costs		(267)

	Exceptional items attributable to BHP shareholders		1,104	Impairments of property, plant and equipment, financial assets and intangibles excluding exceptional items	85			Profit after taxation excluding net finance costs and exceptional items		10,592
	Profit after taxation attributable to non-controlling interests		(780)	Net finance costs excluding exceptional items	818			Net Assets at the beginning of period	51,824
				Taxation expense excluding exceptional items	5,015			Net Debt at the beginning of period	9,446
								Capital employed at the beginning of period		61,270
								Net Assets at the end of period	52,246
								Net Debt at the end of period	12,044
								Capital employed2 at the end of period
										64,290
								Average capital employed		62,780
To reach our KPIs	Underlying attributable profit		9,060	Underlying EBITDA	22,071	Net operating cash flows	15,706	Underlying Return on Capital Employed		16.9%
Why do we use it?

Underlying attributable profit allows the comparability of underlying financial performance by excluding the impacts of exceptional items and is a performance indicator against which short-term incentive outcomes for our senior executives are measured. It is also the basis on which our dividend payout ratio policy is applied.

Underlying EBITDA is the key Alternative Performance Measure that management uses internally to assess the performance of BHP’s segments and make decisions on the allocation of resources and, in our view, is more relevant to capital intensive industries with long-life assets.

						Net operating cash flows provide insights into how we are managing costs and increasing productivity across BHP.

Underlying Return on Capital Employed is an indicator of the Group’s capital efficiency and is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.

Capital management

Free cash flow (Continuing operations), which is net operating cash flows less net investing cash flows, was US$8.1 billion in FY2020 (FY2019: US$10.0 billion) reflecting a US$0.5 billion increase in total capital and exploration expenditure to US$7.6 billion in FY2020 in line with guidance. The increase in capital expenditure included continued investment in high-return latent capacity projects, and investment in South Flank, Spence Growth Option and Mad Dog Phase 2 in FY2020. Capital and exploration expenditure guidance is targeted at approximately US$7 billion for FY2021, subject to exchange rate movements.

Our dividend policy provides for a minimum 50 per cent payout of Underlying attributable profit at every reporting period. The minimum dividend payment for the second half was 38 US cents per share. Recognising the importance of cash returns to shareholders, the Board determined to pay an additional amount of 17 US cents per share, taking the final dividend to 55 US cents per share. In total, US$1.20 per share of dividends to shareholders have been determined for FY2020 (FY2019: US$2.35 per share made up of US$1.33 per share ordinary dividends and US$1.02 per share special dividend relating to the disbursement of Onshore US proceeds). These returns are covered by total free cash flows generated of US$8.1 billion in FY2020.

Our Underlying Return on Capital Employed was 16.9  per cent for FY2020 (FY2019: 15.9 per cent) reflecting lower capital employed as a result of the Onshore US disposal in FY2018.

1.4.8    Our performance: Non-financial KPIs

Capital management KPIs

Total shareholder return (TSR) shows the total return to shareholders during the financial year. It combines movements in share prices and dividends paid (which are assumed to be reinvested).

During FY2020, TSR decreased as a result of the BHP share price and dividends paid, resulting in a 15.7 percentage change from FY2019. From 1 July 2015 to 30 June 2020, BHP’s TSR performance was 29 per cent. This is above the sector Peer Group TSR by 19.4 per cent, and below the MSCI Index TSR by 9.5 per cent.

Long-term credit rating

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

Standard & Poor’s and Moody’s credit ratings of BHP remained at the A and A2 level respectively throughout FY2020. Standard & Poor’s affirmed its rating on 14 July 2020 and Moody’s affirmed its rating on 1 May 2020.

For more information on our liquidity and capital resources, refer to section 1.10.3.

Sustainability KPIs

Our public sustainability five-year targets and longer-term goals set in FY2017 are designed to help us to operate safely, reduce our environmental impact, protect the health of our people and contribute to improved quality of life in the communities where we have a presence. These targets and various sustainability performance metrics (SPMs) disclosed in this Report encourage our continual improvement in our sustainability areas and enable us to manage and evaluate our performance against our commitments.

The targets were created in consultation with our operated assets and key internal and external stakeholders, to prioritise and measure our progress in our sustainability areas. The targets were approved by the Sustainability Committee, which oversees how we manage sustainability risks and evaluates overall sustainability performance. The targets are integrated into our business plans and they and other selected SPMs form part of Company scorecards. Each year the Sustainability Committee offers guidance to the Remuneration Committee in the evaluation of performance against these targets and selected SPMs.

For a description of why we believe our SPMs are useful and the calculation methodology by metric, refer to section 6.6.

For information on our approach to performance and reward, refer to section 3.

For information on our overall approach to executive remuneration, including remuneration policies and remuneration outcomes, refer to section 3.

	Target	FY2020 result	Year-on-year
People	Zero work-related fatalities	Workplace fatalities 0	FY2017 (1) 1 FY2018 2 FY2019 (2) 1 FY2020 0
	Year-on-year improvement of total recordable injury frequency (3) (TRIF) per million hours worked	Total recordable injury frequency decreased by 11% compared to FY2019	FY2018 (4) 4.4 FY2019 (5) 4.7 FY2020 4.2
	50 per cent reduction in the number of workers potentially exposed (6) to our most material exposures of diesel particulate matter, respirable silica and coal mine dust compared to our FY2017 (7) baseline by FY2022	Occupational exposures 60% reduction compared to FY2017 baseline	Adjusted FY2017 baseline 4,266 FY2019 (8) 2,192 FY2020 1,744
Society	Zero significant community events (9)	FY2020 0	FY2017 0 FY2018 0 FY2019 0 FY2020 0
	Not less than 1 per cent of pre-tax profits (10) invested in community programs that contribute to the quality of life in communities where we operate and support the achievement of the UN Sustainable Development Goals	Social investment spend US$149.6 million (11)	FY2017 (12) US$80.1 million FY2018 US$77.1 million FY2019 (13) US$93.5 million FY2020 US$149.6 million
	By FY2022, implement our Indigenous Peoples Strategy across all our operated assets through the development of Regional Indigenous Peoples Plans	Regional Indigenous Peoples Plans being implemented across Australia (Reconciliation Action Plan (RAP)), North and South America

	Target	FY2020 result	Year-on-year
Climate change	By FY2022, maintain operational (Scope 1 and Scope 2) greenhouse gas emissions at or below FY2017 levels (14)(15) while we continue to grow our business	Greenhouse gas emissions 8% above FY2017 baseline. While our annual emissions are currently higher than FY2017 levels, our asset-level emissions forecast suggest we are on track to meet our FY2022 target	FY2018 (16) 17 million tonnes carbon dioxide equivalent (Mt CO2-e) FY2019 (17) 15.8 Mt CO2-e FY2020 15.8 Mt CO2-e
Environment	Zero significant environmental events (9)	FY2020 0	FY2017 0 FY2018 0 FY2019 0 FY2020 0
	Reduce FY2022 withdrawal of fresh water by 15 per cent from FY2017 levels (19)	19% freshwater withdrawal reduction from FY2017 baseline	Adjusted FY2017 baseline (18) 156,120 ML FY2019 freshwater withdrawal 155,570 ML FY2020 freshwater withdrawal 126,997 ML
	By FY2022, improve marine and terrestrial biodiversity outcomes by developing a framework to evaluate and verify the benefits of our actions, in collaboration with others	Progressed framework development in collaboration with others. Progress and pilot work presented in two external forums	Year-on-year progress on development of framework to evaluate and verify the benefits of our actions

(1)	FY2018 and FY2019 data includes Continuing and Discontinued operations (Onshore US assets).

(2)	FY2019 data includes Discontinued operations (Onshore US assets) to 28 February 2019 and Continuing operations.

(3)

The sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) multiplied by 1 million/actual hours worked by our employees and contractors. Stated in units of per million hours worked. We adopt the US Government’s Occupational Safety and Health Administration Guidelines for the recording and reporting of occupational injuries and illnesses.

(4)	FY2018 TRIF data includes Continuing and Discontinued operations (Onshore US assets).

(5)	FY2019 TRIF data includes Discontinued operations (Onshore US assets) to 28 February 2019 and Continuing operations.

(6)

For exposures exceeding our FY2017 baseline occupational exposure limits discounting the use of personal protective equipment, where required. The baseline exposure profile (as at 30 June 2017) is derived through a combination of quantitative exposure measurements and qualitative assessments undertaken by specialist occupational hygienists consistent with best practice as defined by the American Industrial Hygiene Association.

(7)	New FY2017 baseline due to the removal of 98 exposures attributed to the Onshore US assets.

(8)	Data excludes Discontinued operations (Onshore US assets).

(9)

A significant event resulting from BHP operated activities is one with an actual severity rating of four and above, based on our internal severity rating scale (tiered from one to five by increasing severity) as defined in our mandatory minimum requirements for risk management.

(10)	Our voluntary social investment is calculated as 1 per cent of the average of the previous three years’ pre-tax profit.

(11)	Expenditure includes BHP’s equity share for operated and non-operated joint ventures, and comprises cash, administrative costs, including costs to facilitate the operation of the BHP Foundation.

(12)	FY2017 and FY2018 social investment figures includes Discontinued operations (Onshore US assets).

(13)	FY2019 social investment figure includes Discontinued operations (Onshore US assets) to 31 October 2018 and Continuing operations.

(14)	Comparison calculated on a Continuing operations basis. The FY2017 baseline has been adjusted for the divestment of our Onshore US assets to ensure ongoing comparability of performance.

(15)	With the use of carbon offsets, as required.

(16)	FY2018 GHG data includes Continuing operations and Discontinued operations (Onshore US assets) and has been restated.

(17)	FY2019 GHG data includes Discontinued operations (Onshore US assets) to 31 October 2018 and Continuing operations and has been restated.

(18)

The FY2017 baseline data has been adjusted to account for: the materiality of the strike affecting water withdrawals at Escondida in FY2017 and improvements to water balance methodologies at WAIO and Queensland Coal and exclusion of hypersaline, wastewater, entrainment, supplies from desalination and Discontinued operations (Onshore US assets) in FY2019 and FY2020.

(19)

Where ‘withdrawal’ is defined as water withdrawn and intended for use (in accordance with ‘A Practical Guide to Consistent Water Reporting’, ICMM (2017)). ‘Fresh water’ is defined as waters other than seawater, wastewater from third parties and hypersaline groundwater. Freshwater withdrawal also excludes entrained water that would not be available for other uses. These exclusions have been made to align with the target’s intent to reduce the use of freshwater sources subject to competition from other users or the environment.

1.4.9    Our contribution in FY2020

In FY2020, our total direct economic contribution was US$37.2 billion, including payments to suppliers, wages and employee benefits, dividends and other payments to shareholders, taxes and royalties, as well as voluntary social investment across the communities where we operate. Of this, we paid US$9.1 billion globally in taxes, royalties and other payments to governments. Our global adjusted effective tax rate was 33.2 per cent(1). Including royalties, this increases to 42.2 per cent. This significant source of taxation revenue assists governments to provide essential services to their citizens and invest in their communities for the future.

During FY2020, we paid US$8.6 billion to shareholders, lenders and investors.

As well as our direct economic contribution, we invested US$7.6 billion into our business through the purchase of property, plant and equipment and expenditure on exploration.

This investment typically has a multiplier effect by creating new jobs within our operations and also for the suppliers on whom they rely. For example, the construction of the US$3.6 billion South Flank project resulted in A$4.2 billion in contracts being awarded (including A$3.2 billion on Western Australian-based work). South Flank reached a construction workforce of around 3,000 people as the project moved into its second year of construction in FY2020 and is expected to create thousands of jobs over the life of the project.

In addition, we reduced our payment terms from 30 days to seven days for over 1,500 small, local and Indigenous businesses as part of a program to support communities and regional economies during the COVID-19 pandemic. The accelerated payment program delivered over US$80 million more quickly into the hands of our small business partners. BHP also hired approximately 1,500 contractors on six-month contracts to support its Australian operations during this difficult time.

Total economic contribution in FY2020

Suppliers[2]

Payments made to our suppliers for the purchase of utilities, goods and services

US$15.5b

+

Employees[2]

Employee expenses for salary, wages and incentives

US$3.9b

+

Shareholders, lenders and investors

Dividend and interest payments

US$8.6b

+

Total payments to governments

Income taxes, royalty-related income taxes, royalties and other payments to governments

US$9.1b

+

Social investment[2][3]

Contributions and administrative costs

US$150m

Total economic contribution

=

US$37.2b

(1)	For more information on Alternative Performance Measures, refer to section 6.1.

(2)	Calculated on an accrual basis.

(3)

Total social investment includes community contributions and associated administrative costs (including US$1 million to facilitate the operation of the BHP Foundation) and BHP’s equity share in community contributions for operated and non-operated joint ventures. Our social investment target is not less than 1 per cent of pre-tax profits invested in community programs, including cash and administrative costs, calculated on the average of the previous three years’ pre-tax profit.

1.5    Our operating environment

1.5.1    Market factors and trends

We produce raw materials that are essential to modern life. Our success is tied to the sustainable growth of emerging and developed economies. The commodities we produce are integral to driving that growth.

As a result, our performance is influenced by a wide range of factors that drive a complex relationship between supply and demand. Our diverse portfolio of long-life, low-cost assets allows us to adapt to the changing needs of our customers and bring people and resources together to build a better world.

Key trends

The global economy has been dramatically impacted by the COVID-19 pandemic. Our operating environment is complex with demand volatility and price uncertainty expected. While the outlook remains uncertain, within the scenarios that we consider, our base case has the world economy rebounding in CY2021. There will, however, be considerable variation at the national level. Even with this rebound, our base case is for the world economy to be 6 per cent smaller than it would have otherwise been in CY2021.

There remains a significant degree of uncertainty in terms of how the COVID-19 pandemic will progress and its longer-term effects. For the time being, we expect this uncertainty will constrain risk appetite of households and businesses. Even before the pandemic, action on climate change was expected to grow; new policies to ‘build back better’ could accelerate this trend in some regions.

Our long-term view of our markets remains positive. Population growth and rising living standards are expected to drive demand for energy, metals and fertilisers for decades to come. New demand centres for our commodities will emerge where the twin levers of industrialisation and urbanisation are still immature today. Technology continues to advance with electrification of transport creating risks (both threats and opportunities) for our portfolio. Demand for non-ferrous metals has potential upside, but oil demand could face headwinds. The decarbonisation of power is another major long-term trend. The move towards a low carbon economy has the potential to drive significant change. Environmental concerns will drive increasing diversification of national energy sources. Biosphere stewardship will be a key vehicle for creating social value as unsustainable land and water use and biodiversity loss are a danger to long-run living standards.

Against a backdrop of near-term uncertainty, with long-term strategic themes intact and accelerating, the value of optionality is clear. We are confident we have the right assets in the right commodities with demand diversified by end-use sector and geography. Our exploration and acquisition efforts are critical to maintaining that advantage, as they create a pipeline of products to meet future demand (see section 1.5.3). Exploration is inherently risky (see section 1.5.4) as the geoscience used for locating and accessing resources is complex and uncertain. Exploration and acquisition are also subject to political, infrastructure and other risks that can impact the accessibility of resources.

Key geographies

Our customers are geographically diverse. We have structured our business to meet changing demands as global market dynamics shift. Developments in a particular country can affect the demand for our products directly. It also indirectly affects us through countries that supply goods for import to that country.

Many major economies are expected to contract in CY2020, including the United States, Europe, Japan and India. In contrast, China has moved from intensive viral suppression to solid indications of economic recovery. As of August, much of the developing world was unfortunately still in the escalation phase of their initial COVID-19 outbreaks.

There remains a significant degree of uncertainty in terms of how the COVID-19 pandemic will progress, and its longer term effects. We believe that China and the OECD are likely to return to their pre COVID-19 trend growth rates from around 2023. Developing economies outside East Asia may take longer. In our range analysis, we also factor in the negative impact on China from the downturn in the rest of the world.

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

The US dollar broadly increased in value during FY2020 against our main local currencies, although volatility has been pronounced.

We are also exposed to exchange rate translation risk in relation to our foreign currency denominated financial assets and liabilities, including certain debt and other long-term liabilities.

Interest rates

We are exposed to interest rate risk on our outstanding borrowings and investments. Our policy on interest rate exposure is to pay on a US dollar floating interest rate basis.

Our earnings are sensitive to changes in interest rates on the floating component of BHP’s borrowings. Our main exposure is to the three-month US LIBOR benchmark, which decreased from 2.32 per cent at 30 June 2019 to 0.30 per cent at 30 June 2020.

LIBOR and other benchmark interest rates are expected to be replaced by alternative risk-free rates by the end of CY2021 as part of inter-bank offer rate (IBOR) reform. We have established a project to assess the implications of IBOR reform across the Group, and to manage and execute the transition from current to alternative benchmark rates where applicable.

1.5.2    Commodity performance overview

Commodity prices

The following table shows the prices for our most significant commodities for the years ended 30 June 2020, 2019 and 2018. These prices represent selected quoted prices from the relevant sources as indicated and will differ from the realised prices due to differences in quotation periods, quality of products, delivery terms and the range of quoted prices that are used for contracting sales in different markets. For information on realised prices, refer to section 1.11.

Year ended 30 June	2020 Closing	2019 Closing	2018 Closing	2020 Average	2019 Average	2018 Average	2020 vs 2019 Average (9)
Natural gas Asian spot LNG (1) (US$/MMBtu)	2.2	4.8	10.3	4.1	8.1	8.5	-50%
Crude oil (Brent) (2) (US$/bbl)	41.8	66.1	77.9	51.5	69.0	63.6	-25%
Ethane (3) (US$/bbl)	8.0	7.1	14.7	7.2	13.4	11.0	-46%
Propane (4) (US$/bbl)	19.0	18.9	39.3	18.0	31.5	36.2	-43%
Butane (5) (US$/bbl)	19.1	20.6	45.9	22.8	37.4	41.0	-39%
Copper (LME cash) (US$/lb)	2.7	2.7	3.0	2.6	2.8	3.1	-8%
Iron ore (6) (US$/dmt)	101.1	118.0	64.5	93.2	80.1	69.0	16%
Metallurgical coal (7) (US$/t)	116.0	193.5	199.0	143.9	204.7	203.0	-30%
Energy coal (8) (US$/t)	51.2	68.8	117.3	64.5	99.4	100.2	-35%
Nickel (LME cash) (US$/lb)	5.8	5.7	6.8	6.4	5.6	5.6	13%

(1)	Platts Liquefied Natural Gas Delivery Ex-Ship (DES) Japan/Korea Marker – typically applies to Asian LNG spot sales.

(2)	Platts Dated Brent – a benchmark price assessment of the spot market value of physical cargoes of North Sea light sweet crude oil.

(3)	OPIS Mont Belvieu non-Tet Ethane – typically applies to ethane sales in the US Gulf Coast market.

(4)	OPIS Mont Belvieu non-Tet Propane – typically applies to propane sales in the US Gulf Coast market.

(5)	OPIS Mont Belvieu non-Tet Normal Butane – typically applies to butane sales in the US Gulf Coast market.

(6)	Platts 62 per cent Fe Cost and Freight (CFR) China – used for fines.

(7)	Platts Low-Vol hard coking coal Index FOB Australia – representative of high-quality hard coking coals.

(8)	GlobalCoal FOB Newcastle 6,000kcal/kg NCV – typically applies to coal sales in the Asia Pacific market.

(9)	Due to rounding, immaterial differences in numbers may exist.

Impact of changes to commodity prices

The prices we obtain for our products are a key driver of value for BHP. Fluctuations in these commodity prices affect our results, including cash flows and asset values. The estimated impact of changes in commodity prices in FY2020 on our key financial measures is set out below.

	Impact on profit after taxation from Continuing operations (US$M)	Impact on Underlying EBITDA (US$M)
US$1/bbl on oil price	24	37
US¢1/lb on copper price	24	35
US$1/t on iron ore price	163	233
US$1/t on metallurgical coal price	24	35
US$1/t on energy coal price	10	14
US¢1/lb on nickel price	1	1

1.5.3    Exploration

Our exploration program is focused on copper, nickel and conventional petroleum in order to replenish our resource base and enhance our portfolio. The purpose is to generate attractive, low-cost, value-accretive options by leveraging our competitive strengths. The Petroleum and Metals teams are partnered together on a Joint Global Endowment study to explore future growth opportunities and global, yet-to-find volume through the use of data analytics and artificial intelligence. The study introduces new technology and innovation to create a competitive advantage and position BHP for future access.

During FY2020, our Metals Exploration team continued to explore the Oak Dam copper discovery of late 2018, while the remainder of our exploration program was at an earlier stage where we continued to seek, secure and test concessions in regions such as Ecuador, Canada, south-western United States, South Australia, Chile and Peru. Greenfield nickel exploration activities were initiated in Western Australia and we started to look beyond Australia for new nickel opportunities.

Our conventional petroleum exploration program progressed exploration drilling activities in Trinidad and Tobago deepwater, adding one additional gas discovery in the north and continuing to progress the exploration potential for oil in the south. Our exploration portfolio continued to grow and mature through the addition of Gulf of Mexico leases, appraisal of Trion, issuance of offshore licences in Barbados and continued assessment of the Orphan Basin in Eastern Canada.

Exploration in FY2020

Metals (copper, nickel)

The Metals Exploration teams are focused on identifying and gaining access to new search spaces to test the best targets capable of delivering large, high-quality, Tier 1 deposits while maintaining research and technology activities aligned with our exploration strategy. The field exploration activities are directed towards Chile, Peru, Ecuador, North America and Australia. These activities encompass early stage reconnaissance work through target definition and testing. With the addition of nickel to the exploration portfolio, our field activities now include Western Australia, where BHP holds a significant land position, and drill programs are scheduled to start as soon as we are able to mobilise. A global assessment of new opportunities is under review.

At Oak Dam in South Australia, the third phase of the drilling program was completed in the June 2020 quarter, bringing the total metres drilled to approximately 21,500. The results are currently being analysed. This follows encouraging results from the previous drilling phases, which confirmed high-grade mineralised intercepts of copper, with associated gold, uranium and silver.

We continued to review other jurisdictions and opportunities to partner with third parties to counter the increasing exploration maturity of our existing geographies. During FY2020, BHP acquired an additional 3.5 per cent and now holds 13.6 per cent interest in Solgold Plc, the majority owner and operator of the Cascabel porphyry copper-gold project, and in July 2019, we entered into an earn-in and joint venture agreement with Luminex; both in Ecuador. We are maintaining our 5 per cent interest in Midland Exploration Inc., a Canadian junior company with interests in copper projects in northern Québec in Canada. In Mexico, our Metals Exploration team continued the financial agreement with Riverside Resources, which enables BHP to access new search spaces and early stage exploration opportunities. In Australia, we agreed to acquire the Honeymoon Well development project and a 50 per cent interest in the Albion Downs North and Jericho exploration joint ventures from MPI Nickel Pty Ltd, a wholly owned subsidiary of Norilsk Nickel Australian Holdings BV.

Conventional petroleum

In FY2020, Petroleum continued to add to and mature the exploration potential of our portfolio.

In Mexico, we drilled the Trion 3-DEL appraisal well in the September 2019 quarter. We are encouraged by the preliminary results, with the well encountering oil in the reservoirs up dip from all previous well intersections. Evaluation and analysis of the Trion project is ongoing and no further appraisal wells are anticipated.

In Trinidad and Tobago, we drilled two additional exploration wells, which completed the exploration program on our northern licences. The Boom-1 well was spud in August 2019 and encountered hydrocarbons; evaluation and analysis is ongoing. The Carnival-1 well was spud in September 2019 and was a dry hole. Evaluation and development planning studies in relation to these northern licences are ongoing. Exploration potential in the southern blocks continues to progress with potential for a deep oil exploration test in FY2021.

In the US Gulf of Mexico, we expanded our acreage positions through lease sale participation. In FY2020, the regulator awarded BHP two blocks(1) in Green Canyon, central Gulf of Mexico and 19 blocks(2) in the western Gulf of Mexico. In July 2020, the regulator awarded BHP two blocks(3) in Green Canyon, central Gulf of Mexico and three blocks(4) in the western Gulf of Mexico. Additionally in the western US Gulf of Mexico, the final processed data from the Ocean Bottom Node seismic acquisition was received in April 2020 and technical work is ongoing to inform the exploration program. We continue to advance evaluation of options to optimise value at Wildling through progressive development of the discovery. Different options for the development concept are under review, including a tieback to the Shenzi facility.

In Barbados, the regulator has approved offshore exploration licences for the Carlisle Bay and Bimshire blocks, allowing BHP to commence the first three-year licence phase.

In Canada, we continue to progress our assessment of the Orphan Basin in Eastern Canada where we are in year two of our six-year exploration licences. Potential exploration wells are anticipated in FY2022 pending approval of the environmental impact assessment and other regulatory approvals.

In Australia, BHP participated in a multi-client 3D seismic acquisition in the Gippsland Basin. The data will be delivered during FY2021 through FY2022 and will inform us of the prospectivity in this area.

For more information on conventional petroleum exploration, refer to section 1.11.1.

(1)	Leases were awarded in blocks: GC124 and GC168.

(2)	Leases were awarded in blocks: GB721, GB630, GB574, GB575, GB619, GB676, GB677, EB655, EB656, EB701, GB762, GB805, GB806, GB851, GB852, GB895, GB672, GB716 and GB760.

(3)	Leases were awarded in blocks: GC80 and GC123.

(4)	Leases were awarded in blocks: AC36, AC80 and AC81.

Exploration expenditure

Our resource assessment exploration expenditure increased by 5 per cent in FY2020 to US$132 million, while our greenfield expenditure decreased by 29 per cent to US$44 million. Expenditure on resources assessment and greenfield exploration over the last three financial years is set out below.

Year ended 30 June	2020 US$M	2019 US$M	2018 US$M
Greenfield exploration	44	62	53
Resources assessment	132	126	112

Total metals exploration and assessment	176	188	165

Conventional petroleum exploration and appraisal

Petroleum exploration expenditure for FY2020 was US$564 million, of which US$394 million was expensed. Expenditure on petroleum exploration over the last three financial years is set out below.

Year ended 30 June	2020 US$M	2019 US$M	2018 US$M
Conventional petroleum exploration	564	685	709

Our petroleum exploration program had positive results in FY2020. We are pursuing high-quality plays in our four priority basins and a US$450 million exploration program is planned for FY2021 as we progress testing of our future growth opportunities and evaluate potential new basins for future entries.

For more information on conventional petroleum exploration, refer to section 1.11.1.

Exploration expense

Exploration expense represents that portion of exploration expenditure that is not capitalised in accordance with our accounting policies, as set out in note 11 ‘Property, plant and equipment’ in section 5.

Exploration expense for each segment over the last three financial years is set out below.

Year ended 30 June	2020 US$M	2019 US$M	2018 US$M
Exploration expense
Petroleum (1)	394	409	592
Copper	54	62	53
Iron Ore	47	41	44
Coal	9	15	21
Group and unallocated items (2)	13	10	7

Total Group	517	537	717

(1)	Includes US$ nil (FY2019: US$21 million; FY2018: US$76 million) exploration expense previously capitalised, written off as impaired.

(2)

Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West and legacy assets (previously disclosed as closed mines in the Petroleum reportable segment), and consolidation adjustments.

1.5.4    Risk management

The identification and management of risks is central to achieving our strategic objectives. It protects us against potential negative impacts, enables us to take risk for strategic reward and improves our resilience against emerging risks. BHP believes effective risk management requires a single, consolidated view of risks across the business to understand the Group’s full risk exposure and to prioritise risk management and governance activity. As such, we apply a single framework (known as the Risk Framework) for all risks.

There are four pillars in our Risk Framework: risk strategy, risk governance, risk process and risk intelligence.

Risk strategy

Group Risk Architecture

The Group Risk Architecture is a tool to identify, analyse, monitor and report risk, which provides a platform to understand and manage the risks to which BHP is exposed. It currently comprises 12 Group Risk Categories, which cover a number of Group Risks. Risks in BHP’s risk profile are connected to a Group Risk. This gives the Board and management visibility over the aggregate exposure to risks on an enterprise-wide basis and supports performance monitoring and reporting against BHP’s risk appetite.

For example, under the Group Risk of occupational safety, we have identified risks relating to the safety of our people in performing their work (such as vehicle incidents, falls from height and dropped objects) and, under the Group Risk of mental and physical health, we have identified risks to our people associated with the impacts of the COVID-19 pandemic on our assets and offices.

The Group Risk Architecture (as at 30 June 2020) is outlined in the diagram below. The left column shows the Group Risk Category and the columns to the right show the allocation of the Group Risks to each Category. This Group Risk Architecture changes over time to reflect our strategy, changing activities, organisational accountabilities and consideration of the external context. For example, Group Risks may be added, removed, renamed, merged or moved between Group Risk Categories if there is a more appropriate place for them in our continuously evolving Group Risk Architecture.

In FY2020, we added two new Group Risk Categories – Planning and technical, and Allocation of capital and group planning – which include new Group Risks, as well as Group Risks moved from other categories. The new Group Risks were created to provide additional visibility and oversight of some of the Group’s most significant risks and better recognise the importance of managing certain strategic risks, including those relating to business planning, cash prioritisation and cash flow forecasts. In addition, changes were made to existing Group Risks to further clarify and streamline the Group Risk Architecture. To date, the COVID-19 pandemic has not required any changes to be made to the Group Risk Architecture, which is sufficiently broad to accommodate risks associated with the pandemic.

Risk appetite

BHP’s Risk Appetite Statement has been approved by the Board and is a foundational element of our Risk Framework. It is made up of a qualitative statement for each Group Risk Category that describes the nature and extent of risk we are prepared to take in pursuing our objectives. When a new Group Risk Category is introduced, the Board is asked to approve an updated Risk Appetite Statement that includes a new qualitative statement for that new Category. The Risk Appetite Statement provides guidance to management on the amount and type of risk that is acceptable, and key risk indicators are set by management to help monitor performance against our risk appetite.

Key risk indicators

Key risk indicators (KRIs) assist in identifying whether BHP is operating within or outside of our risk appetite, as defined in our Risk Appetite Statement. They also support decision-making by providing management with information about financial and non-financial risk exposure at a Group level. KRIs are defined for Group Risks to provide the data for proactive monitoring of BHP’s risk performance. Where upper or lower KRI limits are exceeded, management will review potential causes to understand if BHP may be taking too little or too much risk, and to identify whether further action is required. Our current KRIs monitor data such as market concentration based on the percentage of revenue linked to a single jurisdiction, the number of critical cybersecurity incidents, greenhouse gas emissions relative to the FY2017 baseline and trends in the number of community complaints received.

Strategic business decisions

Strategic business decisions and the pursuit of our strategic objectives can inform, create or affect risks to which BHP is exposed. These risks may represent opportunities as well as threats. The Risk Appetite Statement and KRIs are available to assist in determining whether a proposed course of action is within BHP’s risk appetite.

Our focus when managing risks associated with strategic business decisions is to enable the pursuit of high-reward strategies. Therefore, as well as having controls to protect BHP from the downside risk, we will implement controls to increase the likelihood of the opportunity being realised. For example, we might establish additional governance, oversight or reporting to ensure new initiatives remain on track.

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

For example, for a loss of containment risk within the Group Risk of process safety/hazardous materials containment, our first line operations personnel would be responsible for implementing pipe thickness checks to ensure corrosion is within acceptable limits. Second line functions, such as our engineering teams, would define and assure minimum standards for pipe materials and acceptable levels of corrosion. Our Internal Audit and Advisory team audits the effectiveness of the standards and their application as the third line of defence.

BHP Board and Committees

The Board reviews and considers BHP’s risk profile, covering operational, strategic and emerging risks, based on the material risk report. The report includes an overview of the risk profile, summary of material changes to the profile, performance against KRIs, summaries of our priority Group Risks and, with the introduction of our enterprise-level watch list in FY2020 (as described in the Emerging risk section), updates on emerging risk themes. The contents of this report are further described in the diagram in the Risk intelligence section.

The broad range of skills, experience and knowledge of the Board assists in providing a diverse view on risk management. The Risk and Audit Committee (RAC) and Sustainability Committee assist the Board with the oversight of risk management. For more information, refer to sections 2.7, 2.10 and 2.11.

The Risk Appetite Statement is the mechanism by which the Board sets boundaries for taking risk. It enables management to make risk-informed decisions within the risk appetite that has been determined by the Board. Performance against risk appetite is monitored and reported to the RAC and the Board, as well as the Sustainability Committee for HSEC matters. This includes reporting of performance that is outside upper or lower limits to indicate whether management is taking sufficient or excessive risk, enabling the Board to hold management to account where necessary.

In FY2019, we introduced an additional second line led review of the Group’s most significant risks (such as tailings storage facility failure) to provide greater oversight and assurance of, and identify any opportunities to improve, the management of these risks. This process, referred to as the Priority Group Risk Review process, reviews the analysis and controls for risks that could impact the Group’s viability or strategy, with findings and recommendations reported to the RAC and Sustainability Committee. Findings and recommendations are considered by management and the Board and may inform strategic decisions on whether to accept, reduce or eliminate risks to align with the Group’s risk appetite, and may be used to develop remediation plans, such as to improve risk analysis or control definition.

Additional information on risk management and internal controls is shared between the Board, the RAC and, for HSEC matters, the Sustainability Committee and also provided by the Business Risk and Audit Committees (covering each business region), management committees, our Internal Audit and Advisory team and our External Auditor. For more information, refer to section 2. Our approach to risk reporting is outlined in the Risk intelligence section.

Risk process

Our Risk Framework requires identification and management of risks to be embedded in business activities through the following process:

•	risk identification – new and emerging risks are identified and each is assigned an owner, or accountable individual, in the part of our business where the risk is located

•

risk assessments – risks are assessed using an appropriate and internationally-recognised technique to determine their potential impacts and likelihood, prioritise them and inform risk treatment options

•	risk treatment – controls are implemented to prevent, reduce or mitigate downside risks and increase the likelihood of opportunities being realised

•

monitoring and review – risks and controls are reviewed periodically and on an ad hoc basis (including where there are high potential events or changes in the external environment, such as the COVID-19 pandemic) to evaluate performance

Our Risk Framework includes requirements and guidance on the tools and process to manage all risk types (current and emerging).

Current risks

Current risks may have their origin inside BHP or originate as a result of BHP’s activities. These may be strategic or operational in nature and include material and non-material risks.

The materiality of a current risk is determined by estimating the maximum foreseeable loss (MFL) if that risk was to materialise. The MFL is not an estimate of the probable impact to BHP if the risk was to materialise. Instead, the MFL is the estimated impact to BHP in a worst case scenario without regard to probability and assuming that all risk controls, including insurance and hedging contracts, are ineffective. For example, when calculating the number of fatalities to assess MFL in the event of an offshore well blow out, we assume the personnel capacity of the drilling rig even though there may be fewer people on it at the time of an incident and despite controls such as emergency response plans and equipment in place that are designed to reduce the number of fatalities.

Our focus for current risks is to prevent their occurrence or minimise their impact should they occur, but we also consider how to maximise possible benefits that might be associated with strategic risks (as described in the Risk strategy section). Current material risks are required to be evaluated once a year at a minimum to determine whether our exposure to the risk is within our risk appetite.

Emerging risks

Emerging risks are newly developing or changing risks that are highly uncertain and difficult to quantify. They are generally driven by external influences and often cannot be prevented, although they can be prepared for. They also tend to be interconnected and often require solutions that draw upon expertise from across our organisation.

In FY2020, we introduced an enterprise-level watch list of emerging themes that provides an evolving view of the changing external environment and how it might have an impact on our business. These themes represent areas of risk where a shift in direction could have a significant impact on our operating environment, with the potential to affect our strategy or business continuity.

We maintain the watch list and use it to support the identification and management of emerging risks through our normal business activities and planning processes under our Risk Framework, as well as to inform and test our corporate strategy.

Once identified, our focus for emerging risks is on structured monitoring of the external environment, advocacy efforts to reduce the likelihood of the downside risks manifesting and, where appropriate, considering emerging risks (including opportunities) as part of our planning and strategy setting and review process. We also apply contingency controls, such as response plans, to reduce the impact should emerging risks that are outside our appetite occur. These controls increase the resilience of BHP to shocks from the external environment. Emerging risks are required to be evaluated once a year at a minimum to determine whether the risks remain emerging and if our exposure is within our risk appetite.

Risk intelligence

The Board and senior management are provided with insights on trends and aggregate exposure for our most significant risks, as well as performance against risk appetite, by the Risk team. The Board also receives reports from other teams to support its robust assessment of BHP’s emerging and principal risks, including internal audit reports, ethics and compliance reports and the Chief Executive Officer’s report.

A summary of the risk reports delivered by the Risk team and how these provide additional intelligence to the Board is outlined below.

Robust risk assessment and viability statement

The Board has carried out a robust assessment of BHP’s emerging and principal risks, including those that could result in events or circumstances that might threaten BHP’s business model, future performance, solvency or liquidity and reputation.

The Board has assessed the prospects of BHP over the next three years, taking into account our current position and principal risks.

The Board believes a three-year viability assessment period is appropriate for the following reasons. BHP has a two-year budget, a five-year plan and a longer-term life of asset outlook. As highlighted in the Risk factors section, there is currently increased uncertainty in the external environment, including due to heightened political and policy uncertainty, growing civil unrest in some countries in which we operate and market volatility and geopolitical tensions resulting from the COVID-19 pandemic. This may increase the risk of commodity price and exchange rate volatility and also affect the longer-term supply, demand and price of our commodities. These factors result in variability in plans and budgets. A three-year period strikes an appropriate balance between long- and short-term influences on performance.

The viability assessment took into account, among other things:

•   BHP’s commodity price protocols, including low-case prices

•   the latest funding and liquidity update

•   the long-dated maturity profile of BHP’s debt and the maximum debt maturing in any one year

•   the flexibility in BHP’s capital and exploration expenditure programs under the CAF

•   the reserve life of BHP’s minerals assets and the reserves-to-production life of our oil and gas assets

•   the Group-level risk profile and the mitigating actions available should particular risks materialise

•   any actual and further anticipated impacts of the COVID-19 pandemic on BHP’s two-year budget and five-year plan

The Board’s assessment also took into account additional stress testing of the balance sheet against a number of scenarios that model three hypothetical events occurring individually and together in various combinations over the three-year viability period. These hypothetical events were:

1.	an offshore well blow out involving a drilling rig that we operate

2.	simultaneous, short-term production outages at some of our most significant assets

3.	a low commodity price environment in FY2021 and FY2022, followed by a gradual recovery by FY2025

A number of our principal risks may have impacts that are embedded in these scenarios. For example, operational risks associated with occupational and process safety, asset integrity, tailings storage facilities and third party performance may have comparable impacts to an offshore well blow out. Similarly, risks associated with community, human rights and climate change (such as civil unrest or a natural disaster, including the physical impacts of climate change or a pandemic) may result in production outages at one or more of our assets, while risks associated with commodity prices, geopolitics and stakeholder relations may have impacts that result in a sustained low commodity price environment (for example, an economic slowdown may be caused by geopolitical events or responses of governments and other stakeholders to a pandemic). For further information on our principal risks, see the Risk factors section.

Stress testing demonstrated that the Group’s balance sheet was put under the greatest stress by the least likely scenario that all three hypothetical events occur together. In such circumstances, the Board considered that the Group would have a number of mitigating actions available to it, including deferral of discretionary capital expenditure, issuance of debt and divestment of certain assets. A further level of robustness is added given BHP would also have access to US$5.5 billion of credit through its revolving credit facility.

The Board was also mindful of key risk indicator performance, regular balance sheet stress testing against low commodity prices, and the assessment of our portfolio against scenarios as part of BHP’s strategy and corporate planning processes to help identify key uncertainties facing the global natural resources sector (including in relation to climate change, the COVID-19 pandemic and commodity price volatility).

In making this viability statement, the Board has also made certain assumptions regarding management of the portfolio, the alignment of production, capital expenditure and operating expenditure with five-year plan forecasts and the alignment of prices with the cyclical low price case used in monthly balance sheet stress testing.

Taking account of these matters (including the assumptions) and our current position and principal risks, the Board has a reasonable expectation that BHP will be able to continue in operation and meet its liabilities as they fall due over the next three years.

Risk factors

This section highlights our principal risks, as illustrated in the Group Risk Architecture diagram in the Risk strategy section. Our principal risks have changed since FY2019, largely due to changes in our external environment and the continued evolution of our Group Risk Architecture. These changes can be summarised as follows.

Risks associated with tailings storage facilities, geotechnical stability, non-process fire and explosion, and sales security and concentration have been identified as principal risks to provide additional visibility of some of the Group’s most significant risks and to better recognise the importance of managing certain strategic risks. Tailings storage facilities risks are discussed in this section with asset integrity. Geotechnical failures and underground fires or explosions may pose significant threats to the health and safety of our people and are therefore discussed with occupational and process safety. Strategic risks associated with gaining and maintaining access to the global markets that we rely upon to trade our commodities are discussed with geopolitics and stakeholder relations.

The scope of two of our principal risks was expanded in FY2020 and they have been removed from the Group Risk Architecture diagram. Returns sustainability risks are now captured by assets and growth options, which better supports and reinforces revisions made to our purpose and strategy in FY2020. Risks associated with geopolitics and macroeconomics now fall within geopolitics and stakeholder relations in order to focus on broader macroeconomic and geopolitical trends that may affect BHP and our stakeholders. The names of some of our principal risks have also changed in order to better represent associated risks, although their scope remains the same.

Our principal risks are further described in the risk factors listed on the following pages. Each of these could materially and adversely affect our business, financial performance, financial condition, prospects or reputation, leading to a loss of long-term shareholder and/or investor confidence. While these represent our most significant risks, BHP is also exposed to other risks that are important to us (for example, health, safety, environmental, community, financial, reputational, legal or other risks) that are not described in the risk factors.

We have considered the implications of the COVID-19 pandemic on our business, including through event tree analysis to assess its potential medium- to longer-term cascading impacts on the Group’s risk profile and our enterprise-level watch list of emerging themes. We will continue to assess the implications of the pandemic and have referenced impacts to our principal risks in the following risk factors, where relevant. To the extent that our business is adversely impacted by the COVID-19 pandemic, any such impacts may also have the effect of heightening some of the risks listed on the following pages.

Asset integrity and tailings storage facilities

Risks associated with operational integrity, tailings storage facilities and performance of our assets.

Why is this important to BHP?

Maintaining the operational integrity and performance of our assets is crucial to protect our people, the environment and communities in which we operate. We have onshore and offshore assets in a variety of geographic locations, all of which exist in and around broader communities and environments. A tailings dam failure, other serious incidents (for example, structural failure of onshore or offshore production infrastructure or a vessel incident through our supply chain, including groundings, collisions and hydrocarbon release) or the failure to appropriately maintain or develop our assets could have an impact on our people, surrounding communities and environments, as well as our reputation, cash flow, operations or the longevity of our assets.

While we seek to design and implement the right strategy and processes to maintain the operational integrity and performance of our assets, we may not always be effective in doing so. The impacts of any serious incidents that occur may also be amplified if we fail to respond in an appropriate manner.

Threats

Failure to maintain the operational integrity and performance of our assets may reduce their value and could lead to or exacerbate operational incidents, such as structural failure of production infrastructure, dam failure or a vessel incident. Such failures and/or operational incidents could result in:

• multiple injuries and fatalities

• extensive community disruption, including impacts to personal safety, livelihood and quality of life

•   short- and long-term health and safety risks to our people or the community (for example, exposure to diesel particulate matter, silica or coal mine dust from our mining operations may result in acute and/or chronic illness, such as coal mine dust lung disease)

•   environmental damage (for example, as a result of a dam failure releasing tailings, a hydrocarbon release or a vessel incident through our supply chain that affects air quality, biodiversity, water resources or environmentally sensitive areas)

• loss of licences, permits or necessary approvals to operate assets

• other adverse impacts on the communities in which we operate, including loss of community infrastructure and services, such as power, water or transport, and damage to cultural heritage sites

• failure or redundancy of mining, processing or support infrastructure or equipment, such as a structural collapse or failure of a conveyor, petroleum platform or rail line

•   disruption to essential supplies or delivery of our products (for example, where channel blockage is caused by an owned, chartered or third party vessel incident, including at Port Hedland in Australia where our operations rely on a channel used by vessels unrelated to BHP)

• significant repair, recovery or reparation costs

•   interruption in production or other critical activities and loss of revenue from operations that are directly or indirectly affected by an incident (for example, a loss of power supply or wider shutdown of operations pending safety reviews)

• litigation (including class actions), fines or investigations by authorities, and reputational damage

• loss of workforce confidence

•   impacts on our ability to access capital (for example, an operational incident may affect our ability to retain the confidence of shareholders and other stakeholders, including financial institutions)

A failure to maintain the operational integrity and performance of our assets may adversely impact asset value, including due to production shortfalls, loss of development options or a delay in asset development (for example, structural failure of critical ship loading infrastructure, such as at our iron ore operations in Port Hedland, could result in a production shortfall). Such failures may also negatively impact cash flows and profitability, result in financial write downs (for example, due to a need to abandon remaining reserves where it is uneconomic to reconstruct or recover the asset following a major incident) or increased costs or other commercial impacts.

We take steps to maintain the operational integrity and performance of our assets through planning, design, construction, operation and closure. However, our projects are complex and may be adversely impacted by factors out of our control, such as natural disasters or national crises. The COVID-19 pandemic has resulted in controls being implemented by BHP and third parties that may affect the performance of our assets. For example, workplace entry and travel restrictions may result in the delay of key personnel or external consultants accessing our sites to undertake inspections or other activities, potentially resulting in unidentified asset integrity issues or production shortfalls.

Our risk financing approach is, where appropriate, to self-insure for certain risks, including property damage and business interruption, sabotage and terrorism, marine cargo reinsurance, construction, public liability and applicable employee benefits, or to not purchase external insurance for certain risks. Business continuity plans may not provide protection for all costs that arise from such events. Where external insurance is purchased, third party claims may exceed the limit of liability of policies or our insurers may become insolvent or otherwise unable to make payments under our policies. Any uninsured or underinsured losses could impact our financial position or the financial results of our assets.

Occupational and process safety (including geotechnical failures and underground fires or explosions)

Risks associated with the safety of BHP employees and contractors in performing their work and the containment of hazardous materials.

Why is this important to BHP?

Our sites, offices and other places where our people are located in connection with the performance of their work may be subject to occupational safety and process safety/hazardous materials containment incidents. These may include fires and explosions (above and underground), road, vehicle, mobile equipment, port, shipping, railroad, aircraft or airport incidents (including where these services are contracted to third parties), falls from height, lifting or crane incidents, food or water safety incidents, loss of power supply, environmental pollution, geotechnical hazards, mechanical equipment failures, mine-related accidents, personal conveyance equipment failures or loss of primary containment of hazardous materials. Our oil and gas operations may also experience a loss of well control involving an uncontrolled flow of well fluids or formation fluids from the wellbore to the surface, including at our offshore operated and non-operated assets. Our people may come into contact with electricity, work in confined spaces, be exposed to conditions where air quality is unsafe, or work with or in close proximity to hazardous materials, such as flammable, explosive, toxic, corrosive or molten materials or other materials at high pressure or temperature, which may lead to or exacerbate operational accidents. Exposure to some substances, such as diesel particulate matter, may also pose short- and long-term health and safety risks to our people. In addition, the mental and physical health of our people may be affected by events that take place in connection with the performance of their work, including threats to their physical security, workplace sexual harassment and assault or other events or circumstances, such as controls implemented in response to a pandemic.

We have onshore and offshore extractive, processing and logistical operations in many geographic locations. Transporting our people to the locations of our exploration activities and operations often involves helicopters, aeroplanes or other high occupancy vehicles. We have port facilities and four underground mines, including underground coal and nickel mines, and the nature of the activities performed at these facilities and mines can involve safety hazards, such as geotechnical failures, underground fires and/or underground explosions.

We operate in zones prone to natural disasters. This includes our Western Australia Iron Ore, Queensland Coal and Gulf of Mexico oil and gas assets, which are located in areas subject to cyclones or hurricanes, and our Chilean copper and Peruvian base metals assets and Global Asset Services office in Manila, which are located in known tectonically seismic (earthquake- and tsunami-prone) zones.

Threats

Occupational safety and process safety/hazardous materials containment incidents (such as a geotechnical failure, an underground fire or explosion in one of our mines or a well blow out during operated or non-operated drilling activities) may lead to serious injuries, loss of life or livelihood or quality of life to BHP employees, contractors or members of the community. In addition, these incidents may result in:

• interruption to production or other activities critical to our business

• disruptions to our supply chain

• failure of processing equipment or support infrastructure (for example, relating to power, water, transport or technology)

• environmental damage (for example, due to the uncontrolled release of hydrocarbons following an offshore well blow out)

• increased costs or other commercial impacts

• litigation (including class actions), fines or investigations by authorities and reputational damage

• loss of workforce confidence

• short- and long-term health and safety risks to members of the community, and adverse impacts on local communities’ economic position or human rights

Our response to occupational safety and process safety/hazardous materials containment incidents, such as our emergency response or engagement with affected stakeholders, may not be adequate and could result in impacts being amplified.

The COVID-19 pandemic has created challenges for health and safety systems across our operations, such as the implementation of social distancing measures at our sites. A failure to adequately respond to these challenges could affect our ability to operate in specific jurisdictions and may result in health and safety impacts, legal action or reputational impacts. In addition, the pandemic may amplify impacts associated with the occupational safety and process safety/hazardous materials containment risks described above. For example, the ability of emergency services to respond to operational incidents at our sites (including those described above) may be affected by diversion of resources by local or national governments or additional safeguards that have been implemented to protect emergency responders.

Our risk financing approach is to self-insure or not purchase external insurance for certain risks. For more information, refer to the Asset integrity and tailings storage facilities risk factor.

Geopolitics and stakeholder relations (including access to markets)

Risks associated with geopolitical changes and government actions that affect the macroeconomic outlook, commodity demand and supply and/or impact our ability to access resources, markets and the operational or other inputs needed to realise our strategy; as well as relationships with key stakeholders whose support is needed to realise our strategy and purpose.

Why is this important to BHP?

Geopolitical developments and changes in our relationships with key stakeholders (such as investors, governments, employees, customers and suppliers) have the potential to cause a wide range of impacts in locations where we operate or may wish to operate, or where our customers and suppliers are located. In addition, we may be affected by changes to bilateral relationships, the frameworks and global norms that govern international trade, and other geopolitical developments (such as multilateral agreements on climate change and freedom of navigation). This includes acute shocks (such as civil unrest or sanctions) and chronic stresses (such as political or business disputes and other forms of conflict, including military conflict) that may pose longer-term threats to our business.

Disruptions or unanticipated changes of the nature described above may affect our ability to sell our commodities for optimum value or access inputs required for the effective pursuit of our strategy, including access to markets, resources, technology, talent and capital. For example, our mining operations in Australia rely on equipment, consumables (such as tyres) and specialised fabricated parts for ongoing operations, expansion and development. We need to maintain access to international markets to source these items. Changes in the external environment (such as increased protectionism, changes in stakeholder expectations regarding our role in society, or requirements to reduce emissions) may also impact our ability to realise our strategy as competition for resources grows, existing reserves are depleted and supply sources become increasingly expensive to develop.

Threats

Unilateral action by, or changes in relations between, countries in which we operate, may consider operating or where our customers or suppliers operate, and such countries’ approach to multilateralism, trade protectionism and political uncertainty, can impact our ability to access resources, markets, technology, talent and capital, shape the external environment, and adversely affect our financial performance. For instance:

•   the challenging global political and economic conditions arising from the impact of the COVID-19 pandemic, including the relative damage to national economies and the speed at which they recover from the effects of the pandemic, may exacerbate existing tensions between countries and introduce a high degree of uncertainty in domestic and international policy settings. These conditions, as well as protectionism, interventionist industrial policy and restrictive trade policies (such as tariffs, sanctions or other measures that amount to import restrictions on our products), may adversely affect our ability to trade and impact demand for our products, as well as impact our access to resources, markets, technology, talent and capital

•   our ability to obtain and retain licences to explore or develop resources or access markets for sales or supply may be inhibited if there are tensions between a country where we operate or sell our products and other countries with which we are connected. Such tensions may result in trade remedies (such as punitive tariffs or quotas on inputs or outputs), rescission of licences, nationalisation of assets or limitations on markets or customer access that could affect our financial performance and reputation

•   our operations may be disrupted or our access to customers and suppliers and their facilities may be restricted through disruptions to shipping lanes, ports, land logistics or other facilities as a result of civil unrest, conflicts, embargoes or other measures

•   geopolitical events, such as a shift in the relationship between the United States and China or Australia and China, may affect the supply, demand and price of our commodities and therefore our financial performance. Shifts in great power relations may also introduce greater uncertainty with respect to issues requiring global co-ordination (such as climate change, trade agreements, tax regulation, freedom of navigation and technology regulation), as well as raise questions on the efficacy of and trust in international institutions, including those that underpin international trade. These types of changes may cause restrictions or impose costs on our business, and may inhibit our future opportunities

•   evolving government responses to the COVID-19 pandemic may create challenges for us. For example, government responses to the pandemic have varied significantly across the globe and have resulted in and may continue to result in restrictions on our operations, including mandatory lockdowns or self-imposed temporary suspensions at our mines to allow effective systems to be implemented to meet government requirements, such as the temporary suspension of operations at Cerrejón in the June 2020 quarter. There may also be impacts on associated activities and the broader supply chain (such as measures affecting suppliers, essential services and transport of goods and our commodities) that could affect production or our financial performance

A failure to meet the expectations of or maintain strong relationships with key stakeholders (including investors, governments, employees, suppliers and customers) whose support is needed to realise our strategy and purpose could negatively affect our business. Such failures could damage our reputation, our social value proposition and/or negatively affect our ability to operate our assets and sell our products, which may adversely impact financial performance. For example, not meeting growing societal expectations of corporations to deliver value to all stakeholders can damage our reputation and impact our ability to operate in jurisdictions where we have a presence or to enter new jurisdictions. Growing societal and government expectations, including in relation to climate change, and their effect on our business may also be influenced by the impacts of the COVID-19 pandemic (for example, if corporations such as BHP are expected to play a larger role in the recovery of local and national economies than we anticipate or if governments adjust climate change policy to take into account economic recovery).

Capital allocation, and assets and growth options

Risks associated with the allocation of capital through annual planning and other processes, to make investment decisions and to discover, maintain and grow assets suited to our capabilities and strategy.

Why is this important to BHP?

Our strategy is to have the best capabilities, commodities and assets to create long-term value and high returns. While we seek to design and implement the right strategy at the right time, we may not always be effective in doing so.

Our decisions and actions relating to the allocation of capital across asset or reserve discovery, acquisition, maintenance, growth, development or divestment impact our financial performance and financial condition, and therefore the sustainability of our returns. This is particularly the case with commodities that we view as attractive (for example, copper, oil and nickel sulphides).

Threats

Changes in our portfolio, failure to secure or discover new reserves or resources, missed opportunities to invest or a failure to effectively allocate capital or achieve expected returns from existing assets or growth investments have impacted our performance in the past and may in the future lead to:

•   loss of value, for example, due to incorrect or changing assumptions (including those related to commodity prices) used to assess growth or investment opportunities

•   failure to achieve expected commercial objectives from assets or investments, including cost savings, sales revenues or operational performance, resulting in value loss (such as that experienced with US shale)

•   poor performance of current assets due to over-investment in growth capital at the expense of non-discretionary sustaining capital (for example, delaying asset maintenance tasks to free up capital for growth projects resulting in production losses)

•   unexpected costs or liabilities of an investment due to poor regulatory conditions in a new region, inherited liabilities of acquired assets or entities (such as legacy asset rehabilitation or legal dispute costs)

•   adverse market reactions (for example, to businesses associated with production or use of thermal coal) resulting in a potential impact to our reputation, social value or our ability to retain the confidence of external stakeholders and shareholders to execute our strategy

•   poor performance impacting our ability to deliver forecasted returns to shareholders

•   not investing in opportunities due to increased debt levels resulting in a lack of available growth capital

•   missed investment opportunities due to a failure to understand potential new developments or identify major trends (for example, faster electrical vehicle penetration or hydrogen cost competitiveness could impact whether we are well positioned for these changes in copper, nickel, metallurgical coal or petroleum)

•   financial write-downs (for example, as a result of changes in market, industry or prices, inability to recover reserves, deteriorating demand/supply fundamentals, value migrating away from where we are positioned in value chains, per our strategy as described in section 1.5.1, or additional costs)

•   loss of overall value at an asset due to the pursuit of the incorrect strategy (for example, investing in growth projects in a commodity that may have deteriorating demand fundamentals, such as thermal coal)

•   lack of diversified production base, increasing exposure to large single-event risks (for example, too much reliance on Australian-based assets or particular commodities) that may result in loss of value or reduced cash flows

•   inability to retain or attract key staff who are critical to the successful design and implementation of our strategy, including in relation to the allocation of capital and growth in our business

As evidenced by price volatility during CY2020, there are and may continue to be potential short to medium-term impacts on certain commodity prices due to the COVID-19 pandemic that could impact values and result in growth project delays.

Commodity prices Risks associated with the prices of commodities, including sustained price shifts relative to the price of extraction.

Why is this important to BHP?

The prices we obtain for our minerals, oil and gas are determined by or linked to prices in world markets, which have historically been and may continue to be subject to significant volatility.

Threats

Fluctuations in commodity prices can occur in response to a range of factors. These include price shifts triggered by global economic and geopolitical factors, industry demand, increased supply due to the development of new productive resources or increased production from existing resources, technological change, product substitution and national tariffs. The effects of the COVID-19 pandemic have impacted and may continue to have an impact on commodity price volatility due to rapid demand deterioration from affected customers/countries, supply disruption from key producing regions or logistical constraints impacting supply chains, which may therefore affect our financial performance.

We are particularly exposed to price movements in minerals, oil and gas. For example, a US$1 per tonne decline in the average iron ore price and US$1 per barrel decline in the average oil price would have an estimated impact on FY2020 profit after taxation of US$163 million and US$24 million, respectively. For more information on commodity price impacts, refer to section 1.5.2. Commodity prices can also be affected by exchange rate fluctuation, which impacts our financial results.

Long-term price volatility or sustained low prices may adversely affect our future profitability. This could result in cost pressure, as we do not generally have the ability to offset costs through price increases. In addition, this impact may result in lower than desired credit ratings for BHP, restricting our access to debt funding or increasing our financing costs.

Community and human rights

Risks that have the potential to impact human rights and/or communities and affect support for our business with stakeholders, including communities, governments or the general public.

Why is this important to BHP?

We recognise that our everyday interactions, activities, behaviours and decisions are intricately linked to the long-term viability of our business and to the social and economic wellbeing of the communities where we have a presence.

Impacts could be in relation to our environmental, community, legal and regulatory performance (such as human rights, community wellbeing, water and biodiversity, climate change, Indigenous peoples and local, regional and national economies), and also the effect of shareholder or civil society activism on our business. Changes in society and the evolving expectations of communities and our other stakeholders have the potential to change and increase these impacts.

Although our community and environmental performance is intended to go beyond managing threats to actively contributing to the resilience, rehabilitation and conservation of the natural environment and communities with which we work, we may not always be successful in doing so if our social value proposition is inadequate or we are unable to implement it.

Threats

BHP may engage in activities that have or are perceived to have adverse impacts on communities, society, cultural heritage, human rights and the environment. These activities, such as exploration, production, construction or expansion of our operations, vary depending on the social, economic and environmental context of each of our operations and may take place on or adjacent to Indigenous peoples’ territories or areas of importance for biodiversity or cultural conservation.

These activities, or a failure to effectively engage with communities and relevant stakeholders, can affect our relationships with or be viewed negatively by the community and other stakeholders and may result in adverse impacts on human rights (for example, disruption of community access to water, including through contamination of potable water supplies). In addition, they could result in the following impacts to our business:

•   loss of rights to explore, operate or expand our current asset base, delays in approvals, increased costs or reduced production for new or existing projects

•   withdrawal of consent or support from Indigenous peoples

•   opposition to our projects or our entry into new jurisdictions, including through legal or social action

•   increased costs for mitigation, offsets or financial compensatory actions or obligations

•   loss of customer base or restriction of the countries to which we can supply products

•   loss or limited access to commercial partners or employee talent

•   increased taxes, royalties and other governmental or administrative charges

•   reduced access to equity and capital markets

•   civil unrest, industrial relations disputes or action, negotiations, litigation or regulatory action, resulting in higher costs and a loss of productivity

•   reputational damage

The COVID-19 pandemic has affected community health, safety and quality of life, and had economic impacts on livelihoods and supply chains, particularly to regional communities and Indigenous peoples. All of these impacts and our response to them may amplify existing risks and have the potential to affect our business. This may include production interruptions, delays or refusals of regulatory approvals and reputational damage (for example, an outbreak of COVID-19 in a community that is or is perceived to be caused by BHP may result in criticism from our stakeholders, including investors).

Heightened societal expectations can also result in changes to legal requirements, as well as litigation, inquiries, regulatory action or government responses against BHP. For example, the transportation of our commodities by third parties or procurement of materials needed for our mining operations, such as personal protective equipment, tyres or conveyor belts, may be connected to a breach of legislation intended to prevent modern slavery or a breach of human rights within our supply chain by a direct or indirect supplier.

Climate change

Risks associated with changes in climate patterns, as well as risks arising from policy, regulatory, legal, technological, market or other societal responses to the challenges posed by climate change.

Why is this important to BHP?

We are exposed to a broad range of climate-related risks arising from the physical and non-physical impacts of climate change. Climate-related risks may affect our operations, the markets in which we sell our products, the communities in which we operate and our upstream and downstream value chains.

Risks related to the potential physical impacts of climate change include acute risks resulting from increased severity of extreme weather events and chronic risks resulting from longer-term changes in climate patterns.

Risks related to the non-physical impacts of climate change, or transition risks, arise from a variety of policy, regulatory, legal, technological, market and other societal responses to the challenges posed by climate change and the transition to a low carbon economy. The production and use of fossil fuels receive scrutiny from a range of stakeholders, including governments, investors, NGOs and communities. This is because the combustion of fossil fuels is a significant source of greenhouse gas (GHG) emissions. We produce fossil fuels (energy coal, oil and gas) used primarily in the transport and electricity generation sectors, as well as fossil fuels and other commodities that are used as inputs to emissions-intensive industrial processes (including metallurgical coal and iron ore used in steelmaking). We also use fossil fuels in our mining and processing operations either directly or through the purchase of fossil fuel-based electricity. We therefore have already been and may be further impacted by policies and regulations that reduce GHG emissions, including from the resources, electricity generation, transport and industrial sectors. Technological and market-related risks include the substitution of existing technologies with lower emissions options, such as renewables, particularly in the electricity generation and transport sectors, which have the potential to reduce demand for fossil fuels.

Threats

Risks associated with climate change and the transition to a low carbon economy could affect the execution of our strategy, the expansion of our portfolio and the ability of our operated and non-operated assets to operate efficiently.

We are exposed to risks related to the physical impacts of climate change (for example, potential changes in precipitation patterns, water shortages, rising sea levels, increased storm intensities, higher temperatures and natural disasters). These risks may affect us directly, such as by causing damage to our assets, or indirectly, such as through value chain disruptions (or a combination of both). Risks related to the physical impacts of climate change may materially and adversely affect our business, including through:

•   adverse impacts to the health and safety of our people

•   adverse impacts to our assets, such as failures of mining or processing equipment, loss of containment, mining infrastructure failures (for example, power, water, rail and port) and support infrastructure failures (for example, technology services and office buildings). Such adverse impacts may affect our business, including through reduced productivity, increased costs and project schedule delays

•   disruptions to our supply chains, transport and distribution networks, customers’ facilities and the markets in which we sell our products

In addition, assessments of the potential impact of future climate change policy, regulatory, legal, technological, market, societal and environmental outcomes are uncertain given the wide scope of influencing factors and the countries in which we do business. For example, countries will need to introduce new or strengthen existing policies and regulation in order to meet the goals of the Paris Agreement. Accordingly, the following risks relating to the transition to a low carbon economy have (in some instances) already affected us and may in the future continue to affect us:

•   the Group’s asset carrying values or financial performance may be affected by any adverse impacts to reserve estimates or market prices that may occur if, for example, reserves are rendered incapable of extraction or demand for fossil fuel commodities (such as petroleum and thermal coal) decreases due to policy, regulatory (including carbon pricing mechanisms), legal, technological, market or other societal responses to climate change in our operating jurisdictions or markets

•   climate change may increase competition for and the regulation of limited resources, such as power and water, which are critical to the operation of our business. This could affect the productivity of and costs associated with our assets

•   we are impacted by current and emerging policy and regulation aimed at reducing GHG emissions from the resources, electricity generation, transport and industrial sectors, including the introduction of carbon pricing mechanisms. Climate policy and regulation, as well as changes to international reporting standards on climate change and pressure from society for more rapid and aggressive action from governments and companies, may reduce demand for our products, increase our costs and affect our business and stakeholders, including by reducing investor confidence

•   increased scrutiny of applications for licences, permits or authorisations required to develop our assets and projects, including third parties contesting such applications. This could delay, limit or prevent future development of our assets or affect the productivity of and costs associated with our assets

•   the Group’s reputation and financial performance may be impacted by concerns regarding the contribution of fossil fuels to climate change (for example, some financial institutions and other institutional investors have declared an intention to exit certain commodities that are seen to be associated with climate change, such as thermal coal). Impacts could affect our share price, reduce investor confidence, constrain our ability to access capital from financial markets, or result in an inability or increase in cost to insure our assets

The following threats, which are common to risks related to both the physical impacts of climate change and the transition to a low carbon economy, may also materially and adversely affect our business:

•   increased costs for mitigation, offsets or financial compensatory actions or obligations, including taxes and royalties

•   restricted access to capital or an inability to attract new or retain existing employees

•   adverse impacts to the environment, communities, human rights and social wellbeing, which could affect our relationships with and be viewed negatively by the community and other stakeholders and damage our reputation

•   opposition to new projects or our entry to new jurisdictions by communities, including through legal or social action, or other loss of business opportunities

•   the Group may be subject to, or impacted by, climate-related litigation (including class actions), associated costs and reputational damage

Cybersecurity Cyber-related risk events, including attacks on our enterprise or incidents relating to human error, online and web-based operations and infrastructure.

Why is this important to BHP?

Many of our business and operational processes are supported by and dependent on technology. As automation and the speed of technological innovation continues to increase, our dependence on technology is likely to grow. We are moving towards an increased reliance on autonomous systems for haulage and drilling. Throughout our operations, we have substantial integration between our information technology and operating technology systems. All such systems may be subjected to cyber events or attacks and these can have significant impacts, including on our business and stakeholders.

Threats

Cyber events or attacks may lead to:

•   operational or commercial disruption (such as the inability to process or ship resources)

•   corruption or loss of system data

•   a misappropriation or loss of funds

•   unintended disclosure of commercial or personal information

•   health and safety incidents, including fatalities (where cyber events or attacks cause system error or malfunction, which result in operational incidents)

•   environmental damage (for example, a cybersecurity breach of operational systems controlling pumps and valves resulting in material being released into the environment)

•   a hampered ability to respond appropriately to unrelated incidents

•   regulatory fines and compensation to people impacted

•   loss of licences, permits or necessary approvals to operate assets

•   reputational damage

Third party performance Risks associated with non-operated joint ventures and the delivery of products and services by third parties engaged by BHP, including contractors.

Why is this important to BHP?

The Group, through its affiliated entities, holds interests in companies and joint ventures that we do not operate, primarily within Minerals Americas (Samarco, Antamina, Resolution and Cerrejón) and Petroleum (Algeria, Australia and Gulf of Mexico). Joint venture partners or other companies managing non-operated joint ventures may take action contrary to our standards or fail to adopt or apply standards equivalent to our standards in relation to health, safety, environment, communities and other aspects of operations. In these situations, we may be unable to influence non-operated joint venture activities and any incidents could result in potential financial, legal and reputational exposure.

In addition, approximately 60 per cent of our workforce (around 40,000 people) are contractors, with approximately 80 per cent of those contractors undertaking activities classified as high risk. As a result, appropriate contractor selection and effective management of contractors from a safety, business ethics, cost, quality, schedule and performance perspective is important to the success of our business. We also contract with many commercial and financial counterparties, including end customers, suppliers, joint venture partners and financial institutions, which may experience financial difficulties (for example, in the context of global financial markets that remain volatile).

Threats

Third party (including contractor) activities, including a failure to adopt and apply standards, controls and procedures that are equivalent to ours, could lead to material risks, including the risk of:

•   safety events that may result in injuries or fatalities, including among community members

•   production downtime and damage to or loss of equipment or facilities

•   delay in project delivery

•   poor quality on service delivery

•   failure to meet remediation and compensation requirements (such as delays to community resettlements related to the Samarco dam failure; see section 1.8 for information on our response, support and commitments)

•   litigation (including class actions) or regulatory action, inquiries and reputational damage

•   shareholder activism (for example, to divest our interest in a non-operated joint venture or stop using a certain supplier)

•   industrial action, civil unrest or other adverse impacts on human rights (for example, our joint venture partners may not engage in appropriate consultation with communities or non-operated joint venture operations may cause disruptions to community access to water, including through contamination of potable water supplies)

A failure by suppliers, contractors or joint venture partners to perform existing contracts or obligations may lead to adverse impacts, including:

•   non-supply of key inputs, such as explosives, mining equipment, petrol and other consumables important to our business

•   loss of access to third party owned or supplied infrastructure

•   disruption to essential supplies or delivery of our products (for example, where access to or use of BHP owned and operated rail is disrupted by third parties)

•   reduction in production at our assets

•   litigation (for example, for contractual breach) and reputational damage

•   loss of revenue

The potential effects of the COVID-19 pandemic on third parties may increase the likelihood of or amplify the risks or impacts set out above. For example, the operators of our non-operated joint ventures may not implement effective standards, controls or procedures in response to the pandemic, which may result in production downtime. In addition, there is an increased likelihood of disruptions to our supply chains, which may result in a shortage of critical equipment and supplies in some geographical locations. The mobility of our direct and indirect workforce (including contractors) has been limited by restrictions implemented due to the pandemic which, for example, may impact the delivery of construction projects.

Our existing counterparty credit controls may not prevent a material loss to us due to our credit exposure to certain customer segments, or commercial or financial counterparties.

Our risk financing approach is to self-insure or not purchase external insurance for certain risks. For more information, refer to the Asset integrity and tailings storage facilities risk factor.

Legal, regulatory, ethics and compliance Risks associated with legal, regulatory, ethics and compliance obligations.

Why is this important to BHP?

Our operated assets and non-operated joint ventures involve material long-term investments that are dependent on long-term legal, regulatory, political, judicial and fiscal stability. In addition, the nature of the industries in which we operate means many of our activities are highly regulated, including through laws and regulations imposed at the local, state and regional levels as well as the federal, national and international levels in the jurisdictions in which we operate. This includes laws and regulations relating to bribery and anti-corruption, trade and financial sanctions, market manipulation, taxation, royalties, collusion, anti-competitive behaviour, anti-money laundering, data protection and privacy, controls on production, trade, imports and exports, prices on greenhouse gas emissions, native title and other land rights, sexual harassment and assault, and health, safety and the environment. Our Code of Conduct and our other internal policies, standards, systems and processes reflect these requirements.

Section 1.8 details our response and support in relation to the Samarco dam failure as well as progress on our commitments.

Threats

Certain action or inaction, whether intentional or unintentional, by BHP or its Directors, executives, employees or third party partners (including non-operated joint ventures) could result in actual or alleged breaches of laws or regulations relating to the matters set out in this risk factor above or other legal, regulatory, ethical or compliance obligations. Actions of this nature, or changes in laws or regulations due to the developing nature of government regulations and international standards, could lead to (among others) the following threats to our business, reputation and operations:

•   actions, investigations or inquiries by regulatory authorities or courts over actual or alleged legal or regulatory breaches (for example, over suspected facilitation payments or bribery and corruption which are prevalent in some of the countries where we do business or our assets are located)

•   disgorgement of profits (for example, if bribery or corruption is established)

•   civil proceedings against or criminal prosecution of Directors, executives, employees or third party partners

•   loss of operating licences, permits or approvals

•   operational impacts, such as unforeseen closures, site rehabilitation expenses, delays or disruption

•   increased compliance costs (for example, to meet new or more onerous operating or reporting standards)

•   regulatory fines or settlements (for example, from a failure to comply with reporting standards or recognise royalties)

•   increased costs in relation to taxation or royalties if laws or policies change

•   adverse change to regulatory regimes for access to government-owned or privately-operated infrastructure or resources (for example, rail, electricity or water), resulting in additional costs, onerous terms or limitations on access by BHP, which may adversely impact our financial performance or disrupt operations

•   renegotiation or nullification of existing contracts, leases, permits or other agreements, nationalisation of assets or other measures being taken against our business or people

•   litigation (including class actions), prosecutions or disputes (such as in connection with ownership and use of land) and the associated cost and disruption arising from such litigation, prosecutions or disputes

•   public inquiries such as Parliamentary inquiries or Royal Commissions, which may adversely impact our reputation and ability to pursue projects or conduct operations and which may lead to changes to laws with cost or other impacts to financial performance

•   loss, uncertainty or changing conditions associated with land tenure, including in countries where compliance with laws is a condition of the underlying land tenure or for the renewal of that tenure. For example, withdrawal of consent or support from Indigenous land rights holders (as discussed in the Community and human rights risk factor)

The COVID-19 pandemic has led to increased government action around the world. Varying responses to the pandemic at all levels of government have amplified pre-existing differences in policy and standards between and within countries and may continue to do so. Increased government action has resulted in and may continue to result in heightened legal obligations in relation to, for example, the provision of a safe and healthy workplace, management of personal health-related data, and public health and emergency management. In addition, community, investor and regulator expectations as to corporate governance requirements for the Board to satisfy its fiduciary duties in response to the pandemic have changed and may continue to change. Any actual or perceived failures to comply with these heightened legal obligations or changes to policies, standards or other requirements or expectations, whether intentional or unintentional, could result in litigation or enforcement action, fines or penalties and reputational damage (such as criticism from our stakeholders, including investors).

We conduct our business globally in numerous jurisdictions with complex regulatory frameworks. Our governance and compliance processes may not identify or prevent misstatements or fraud or prevent potential breaches of law, accounting or governance practice.

Balance sheet and liquidity Risks associated with our ability to maintain a robust and effective balance sheet, raise debt, return value to shareholders and remain financially liquid.

Why is this important to BHP?

Fluctuations in commodity prices, operational or supply chain disruptions and ongoing global economic volatility could materially and adversely affect our future cash flows and ability to access capital from financial markets at acceptable pricing. If our liquidity and cash flows deteriorate significantly, it may adversely affect our ability to fund our strategy.

Threats

If our key financial ratios and credit ratings are not maintained, our ability to fund current and future capital projects and acquisitions, cost of financing, solvency and our ability to return value to shareholders may be impacted.

A number of risks across the Group Risk Architecture, including our principal risks, could adversely impact the Balance Sheet and liquidity to varying degrees should they occur and depending on their severity. Examples of risks that may affect our short to medium-term cash flow generation, profitability or the value of our assets (including reserves) – and therefore the Balance Sheet and/or liquidity – include:

•   a significant reduction in production at our assets caused by material third party performance issues and operational disruptions due to the COVID-19 pandemic

•   long-term commodity price volatility and sustained low prices. For example, a prolonged low oil price may result in write downs to our petroleum reserves, and a sustained decrease in the price of iron ore may have significant impacts on liquidity (in FY2020, 48 per cent of our revenue was derived from iron ore), as discussed further in the Commodity prices risk factor

•   inability to sell our commodities (for example, caused by physical blockages of shipping lanes, closure of ports or land logistics, or other restrictions to trade, including as a result of tensions between a country where we operate or sell our products and other countries with which BHP is connected, as discussed in the Geopolitics and stakeholder relations risk factor)

Management of risks

Asset integrity and tailings storage facilities

Risks associated with operational integrity, tailings storage facilities and performance of our assets.

Management

We employ a number of measures designed to protect the operational integrity and performance of our assets, and to detect, eliminate, prevent and mitigate operational incidents and outages. These measures include:

•	BHP’s standards on health, safety, the environment, communities, water and tailings storage facilities, maintenance, security, crisis and emergency management, and event and investigation management

•	planning, designing, constructing, maintaining and monitoring mines, dams and equipment to avoid incidents

•	maintaining and improving production infrastructure and equipment to protect our people and assets (for example, controls to maintain the structural integrity of dams)

•	inspections and reviews (for example, independent dam safety reviews to assess the management of significant tailings storage facilities, both active and inactive as described in section 1.7.10)

•	routine reviews of and revisions to management plans and manuals (for example, to test and update for alignment with operating specifications and industry dam codes)

•	defining key accountable roles, and providing training and qualifications for staff and contractors

•

maintaining local availability of critical skilled personnel within BHP, where possible, to increase operational resilience by ensuring the continuity of critical inspections and other activities (for example, this has mitigated the impacts of workplace entry and travel restrictions imposed on our assets in response to the COVID-19 pandemic)

•	maintaining evacuation routes, supporting equipment, emergency preparedness and response plans, and business continuity plans

•

collaborating with industry peers and relevant organisations on minimum standards (such as a minimum maritime standard for bulk ore carriers) and improvement of third party risk management practices to reduce exposure to external events, as well as identifying opportunities to improve our own risk management practices

For more information on our approach to risks associated with tailings storage facilities, see section 1.7.10.

FY2020 insights

The Group’s exposure to asset integrity and tailings storage facilities risks is expected to remain relatively stable. While the COVID-19 pandemic has not had significant impacts during FY2020 on asset integrity and tailings storage facilities risks, management of risk at each of our operated onshore and offshore assets will continue to be reviewed to ensure we maintain an effective control environment for the duration of the COVID-19 pandemic and safely transition to post-COVID-19 operating conditions when it is appropriate to do so.

Occupational and process safety (including geotechnical failures and underground fires or explosions)

Risks associated with the safety of BHP employees and contractors in performing their work and the containment of hazardous materials.

Management

We employ a number of measures designed to detect, eliminate, prevent and mitigate occupational safety and process safety/hazardous materials containment incidents, including:

•	BHP’s standards on aviation, health, safety, the environment and community, crisis and emergency management

•	compliance with quality assurance standards (for example, the Drilling and Completions Quality Assurance Standard for Petroleum offshore drilling and completion activity)

•	selection and design of mine plans (in compliance with our global geotechnical standards), wells and equipment to prevent incidents (including slope design and underground support systems)

•

inspection, maintenance and improvements of infrastructure and critical equipment to protect our people and assets (for example, cyclone resilience, pressure vessels designed to contain fluids or gas at pressure and emergency response equipment)

•

implementing controls at our operated assets to comply with applicable local laws and regulations on safety (for example, relating to the safe storage, handling and use of explosives, fuels and other flammable substances)

•	training and qualifications for staff and contractors (including drill rig contractors and aircraft operators)

•	specifying minimum technical specifications for aircraft

•	influencing joint venture partners to align with internationally recognised standards

•	monitoring adverse weather conditions, ground stability (based on early alert systems) and pressure/temperature of materials

•	continuity plans and crisis and emergency response plans

•	self-insurance for losses arising from property damage, business interruption and construction

•	applying our experience in safety frameworks to the issue of sexual harassment and assault in order to prevent and respond appropriately to such events, and create an inclusive workplace

•	implementation of a global COVID-19 control framework across BHP, which includes health and hygiene controls for our workforce, partners and the communities in which we operate

FY2020 insights

The Group’s occupational safety performance continued to improve in FY2020 compared to FY2019, with higher hazard identification and lower high potential injuries, and the identification of process safety/hazardous material containment incidents across our business also improved over this period. Exposure to these risks is expected to remain relatively stable in FY2021. Our response to the COVID-19 pandemic is intended to support the safety of our workforce and maintain the confidence of key stakeholders (such as local and national governments and the communities in which we operate), and to enable the continuation of BHP’s operations in a safe and sustainable manner. Notwithstanding our efforts and the efforts of local and national governments where we operate, it is possible that the COVID-19 pandemic may continue to impact the communities where our assets are located, which may jeopardise the health, safety and wellbeing of our workforce.

Geopolitics and stakeholder relations (including access to markets)

Risks associated with geopolitical changes and government actions that affect the macroeconomic outlook, commodity demand and supply and/or impact our ability to access resources, markets and the operational or other inputs needed to realise our strategy; as well as relationships with key stakeholders whose support is needed to realise our strategy and purpose.

Management

The diversification of our portfolio of commodities, markets, geographies and currencies is a key strategy intended to reduce our exposure to geopolitical and macroeconomic shifts.

We actively monitor geopolitical and macroeconomic developments and trends, including through our enterprise-level watch list of emerging themes that provides an evolving view of the changing external environment (see Emerging risk section for further information). We also regularly assess our ability to access markets, resources, technology, talent and capital, as well as monitor the ongoing political and economic landscape required to maintain trade and access for the effective pursuit of our strategy. This enables an understanding of potential impacts on our business and the identification of mitigating actions.

In addition, we monitor the sociopolitical environment in which we operate and the stakeholders that influence that environment in order to prioritise and manage the threats and opportunities that could have the greatest impacts on our business and our social value proposition. We also engage regularly and seek to maintain strong relationships with governments and other key stakeholders to understand, respond to and manage any potential impacts from changes to policy that could affect us, such as trade or resource policies, or evolving expectations of BHP.

FY2020 insights

Our FY2019 Annual Report anticipated that the Group’s exposure to risks associated with geopolitics and macroeconomics would increase in the short-term due to heightened political and policy uncertainty. This trend has accelerated due to changes in relationships and increased strategic competition at an international level (for example, between the United States and China, and Australia and China), a decline in multilateralism, growing civil unrest in some countries in which we operate (as further described in the Community and human rights risk factor), and market volatility and geopolitical tensions resulting from the COVID-19 pandemic. Our influence over most of these aspects of our external environment is limited and the Group’s exposure to the risks described above may continue to increase in the short-term.

On stakeholder relations, we anticipate risks associated with changing expectations of stakeholders related to the role of corporations in society are likely to increase in the short-term, as governments and societies continue to deal with the COVID-19 pandemic and begin to realise the adjustments required for the recovery of national economies.

Capital allocation, and assets and growth options

Risks associated with the allocation of capital through annual planning and other processes, to make investment decisions and to discover, maintain and grow assets suited to our capabilities and strategy.

Management

We have a number of strategies, processes and frameworks in place designed to grow and protect the strength of our portfolio and to help deliver ongoing returns to shareholders, including:

•	our exploration program, with a focus on replenishing our resource base and enhancing our portfolio

•	a long-term strategy that informs the decisions and actions in capital allocation and which is embedded through a tested CAF

•

an ongoing strategy process that assesses the competitive advantage of our business and enables identification of threats and opportunities for our portfolio using forecasting and fit-for-purpose scenarios

•	monitoring indicators to interpret external events and trends

•	commodity strategies and commodity price protocols that are reviewed and presented to the Executive Leadership Team and Board

•	corporate planning processes, including life of asset plans, capital prioritisation and asset appraisals, which inform forecasts for proposed investments and operations

•	management reviews and governance activities to support operational and project forecasts and planning

•	our CAF, which provides the structure and governance for prioritising capital allocation across the Group and adding growth options to our portfolio (for more information, refer to section 1.4.5)

•	investment approval processes that apply to investment decisions, including mergers and acquisitions activity, overseen by an investment committee as described in sections 2.14 and 2.15

•	annual reviews of our portfolio valuations to identify any value change and test internal value methodologies and assumptions against external benchmarks

•

embedding the social value framework designed to drive better outcomes that benefit all stakeholders through strategy, planning and investment processes (including emissions, water, other environmental factors and community initiatives)

FY2020 insights

While the COVID-19 pandemic has affected commodity prices and had significant impacts on businesses and national economies around the world (as discussed in the Geopolitics and stakeholder relations risk factor), it may also present opportunities for growth options through acquisitions in attractive commodities that align with our strategy. The discipline and competition for capital stimulated through our CAF is designed to drive better decision-making and capital efficiency. This helps to strike a balance between returns to shareholders and reinvesting in the business and is intended to enable us to be in a position to consider acquisition opportunities that may arise.

Commodity prices

Risks associated with the prices of commodities, including sustained price shifts relative to the price of extraction.

Management

Our usual policy is to sell our products at the prevailing market prices. We manage our exposures primarily through the diversity of commodities, markets, geographies and currencies provided by our relatively broad portfolio of commodities. However, this does not necessarily insulate us from the effects of price changes.

Note 22 ‘Financial risk management’ in section 5 outlines our financial risk management strategy, including market, commodity and currency risk.

FY2020 insights

Impacts from the COVID-19 pandemic and other geopolitical and macroeconomic developments (mentioned in the Geopolitics and stakeholder relations risk factor) are expected to increase commodity price volatility. Volatility in the market will continue to translate into profit variability.

Community and human rights

Risks that have the potential to impact human rights and/or communities and affect support for our business with stakeholders, including communities, governments or the general public.

Management

In FY2020, social value was integrated into asset plans, which is intended to enhance our contribution to the natural environment, communities and our many stakeholders at an asset and Group-wide level.

BHP’s standards for communications, community and external engagement, and supply chain management provide mandatory minimum requirements and practices that are designed to strengthen our social and human rights performance. In addition, our Human Rights Policy Statement, Climate Change Position Statement, Water Stewardship Position Statement and Indigenous Peoples Policy Statement set out our commitments to human rights, climate change, water security and access to safe water for all, and the traditional rights of Indigenous peoples (including our approach to engaging with Indigenous peoples).

These requirements and our practices also include:

•	conducting regular impact assessments for each operated asset to understand the social, environmental, human rights and economic context

•	identifying and analysing stakeholder, community and human rights impacts, including modern slavery risks

•	engaging in regular, open and honest dialogue with stakeholders to understand their expectations, concerns and interests

•	contributing to environmental and community resilience through social investment

•	completing due diligence on all current and new suppliers through our Ethical Supply Chain processes

These activities also assist us to identify, mitigate or manage key potential social, environmental and human rights risks, as described in section 1.7.

FY2020 insights

The Group’s exposure to risks associated with the community and human rights is expected to increase as societal, community and political pressures continue to grow, as evidenced by recent civil unrest in Chile, the United States and other countries where we have a presence. The COVID-19 pandemic has amplified risks and impacts associated with pre-existing factors that affect communities and society across some of our locations (such as inadequate community services and community health and safety). This highlights the need for a rapid and coordinated response by BHP in partnership with relevant stakeholders and, along with adjustments required for the recovery of local and national economies, may present an opportunity for BHP as strong social performance could generate competitive advantage in Australia and other countries in which we operate. For information on our community response to the COVID-19 pandemic, refer to section 1.4.6.

Climate change

Risks associated with changes in climate patterns, as well as risks arising from policy, regulatory, legal, technological, market or other societal responses to the challenges posed by climate change.

Management

We have a Climate Change Position Statement that sets out our views on climate change and our commitments to act in response to climate change. The Our Requirements for Environment and Climate Change standard establishes minimum requirements for managing climate change threats and opportunities and supports the execution of our climate change strategies and plans through our corporate planning processes.

We work with globally recognised agencies to obtain regional analyses of climate science to improve our understanding of the potential climate vulnerabilities of our operations and communities where we operate, and to inform resilience planning at an asset level. We take a risk-based approach to adaptation, including consideration of the potential vulnerabilities of our operated assets, investments, portfolio, communities, ecosystems and our suppliers and customers across the value chain.

Our operated assets are required to develop plans to build climate resilience into their activities and we require proposed new investments to assess and manage risks associated with potential physical impacts of climate change.

Climate-related scenarios, themes and signposts are used to evaluate the resilience of our portfolio and inform BHP’s strategy. Climate-related risks are assessed alongside the other threats and opportunities that BHP faces when making capital expenditure decisions or allocating capital through our CAF. Our Risk Framework helps identify these risks for input to the prioritisation of capital and to investment approval processes. Our investment evaluation process has incorporated market and sector-based carbon prices for more than a decade.

In CY2020, we published the BHP Climate Change Report 2020 that describes our latest portfolio analysis, including a 1.5°C Paris Agreement-aligned scenario. We continue to monitor climate-related developments that could impact the resilience of our portfolio and remain alert to policy, regulatory, legal, technological, market, societal and environmental developments that may indicate changes to our signposts and the development of new uncertainties in our portfolio analysis.

We seek to mitigate our exposure to risk arising from current and emerging policy and regulation in our operating jurisdictions and markets by reducing our operational emissions. In CY2020, we set a medium-term target to reduce our operational GHG emissions (Scope 1 and Scope 2 from our operated assets) by at least 30 per cent from FY2020 levels(1) by FY2030. We also take a product stewardship approach to emissions in our value chain. In CY2020, for example, we set public goals to address Scope 3 emissions.

Identifying cost-effective and robust carbon offsets is important to meeting our emissions reduction commitments and managing reputational risk. We therefore also support the development of market mechanisms that reduce global GHG emissions through projects that generate carbon credits.

We also respond to our exposure to policy and regulatory risk by advocating for the development of an effective, long-term policy framework that can deliver a measured transition to a low carbon economy.

The Group continues to monitor policy, market and technological changes and community, investor and regulatory standards and expectations as they develop, to inform appropriate management actions.

For more information on our climate change risk management strategy, refer to the BHP Climate Change Report 2020 available at bhp.com/climate.

(1) FY2020 baseline will be adjusted for any material acquisitions and divestments based on greenhouse gas emissions at the time of the transaction. Carbon offsets will be used as required.

FY2020 insights

During FY2020, community, investor and regulatory standards and expectations in relation to climate change continued to increase. Public response to severe natural disasters, including bushfires in Australia this year, heightened scrutiny of potential links between climate change and physical impacts and spurred calls for more rapid and aggressive action from governments and companies. In addition, the COVID-19 pandemic and the subsequent reduction in economic activity decreased emissions, which may lead to opportunities to restart economies with a greater focus on sustainability.

Cybersecurity

Cyber-related risk events, including attacks on our enterprise or incidents relating to human error, online and web-based operations and infrastructure.

Management

We employ a number of measures designed to protect against, detect and respond to cyber events or attacks, including:

•	BHP’s standards on technology and cybersecurity, communications and external engagement

•	cybersecurity strategy and resilience programs

•	enterprise security framework and cybersecurity standards

•	cybersecurity awareness plan and training

•	security assessments and monitoring

•	restricted physical access to critical centres, servers and network equipment

•	incident response and crisis management plans

FY2020 insights

There were no identified cybersecurity breaches to the Group’s technology environment during FY2020 despite an increase in attempted cyberattacks during the COVID-19 pandemic. The Group’s exposure to cybersecurity-related risk events increased in FY2020 and is expected to increase further, primarily due to our growing reliance on technology and the increasing sophistication and frequency of external cyberattacks.

Third party performance

Risks associated with non-operated joint ventures and the delivery of products and services by third parties engaged by BHP, including contractors.

Management

We manage our interests in non-operated joint ventures through:

•	dedicated non-operated joint venture teams

•	development of formal influencing plans and key focus areas specific to each non-operated joint venture

•	governance frameworks that define how joint venture partners work together with operators

•	where appropriate, governance improvement plans specific to non-operated joint ventures

•	BHP and external reviews of non-operated joint venture projects, risk management and governance activities

•	internal audits and participation in joint venture partner audits of non-operated joint ventures

In addition, we have global practices and standards for operations and production that apply to contractors, including:

•	BHP’s standards on supply, safety, health, aviation and capital projects

•	Our Code of Conduct, which sets out requirements related to working with integrity, including dealings with third parties as described in section 2.16

•	our Contractor Management Framework, which specifies a holistic approach to support regional alignment and is supported by global training

•	training on anti-corruption, competition and Our Code of Conduct

•	independent inspections, assurance and verifications (in some cases performed by regulatory bodies)

We are in the process of improving our Contractor Management Framework by developing a globally integrated approach, enabled through the introduction of a new BHP standard for contractor management, delivery of a suite of technology solutions to support the end-to-end contractor management process, building organisational capacity and capability, and changing behaviours to be more inclusive and integrated with our contractor workforce.

We maintain a ‘one book’ approach with commercial counterparties, which means we aim to quantify and assess our credit exposures on a consistent basis. We also have contingency plans in place if production or shipping is interrupted.

FY2020 insights

While the COVID-19 pandemic may affect some third party performance risks (as described above), it has also presented opportunities to BHP. These include focusing on local supply chain resilience by supporting small, local and Indigenous businesses (for example, in March and April 2020 we made immediate payments of outstanding invoices and reduced payment terms from 30 to seven days for our small, local and Indigenous suppliers in Australia and for those that support our Petroleum business), as well as employing additional contractors to support our Australian operations.

Legal, regulatory, ethics and compliance

Risks associated with legal, regulatory, ethics and compliance obligations.

Management

We have internal policies, standards, systems and processes for governance and compliance, including:

•	Our Code of Conduct

•	BHP’s standards on business conduct, market disclosure, and information governance and controlled documents

•	training on Our Code of Conduct and in relation to anti-corruption, market conduct and competition matters

•	contractor due diligence and automated risk screening

•	global monitoring of compliance controls and higher risk transactions by our Ethics and Compliance function

•	ring fencing protocols to separate potentially competitive businesses within BHP

•	classification of compliance sensitive transactions

•

governance and compliance processes (including the review of internal controls over financial reporting and specific internal controls in relation to trade and financial sanctions, market manipulation, competition, data protection and privacy, and corruption)

•	oversight and engagement with higher risk areas by our Ethics and Compliance function, Internal Audit and Advisory team and the Disclosure Committee

•

EthicsPoint anonymous reporting service, supported by an ethics and investigations framework and central investigations team (within the Ethics and Compliance function) to investigate Our Code of Conduct concerns. Material breaches of Our Code of Conduct are reported to the Board on a regular basis and individuals are encouraged to report anything they believe may be misconduct or an improper state of affairs or circumstance without fear of retaliation (EthicsPoint is discussed in further detail in section 2.15)

FY2020 insights

The Group’s exposure to risks associated with legal, regulatory, ethics and compliance issues may increase given changes in the external environment. These risks could be exacerbated by the COVID-19 pandemic, as well as by the continuing response of governments and society to ethical and cultural failings within large corporates, including the financial services industry. Exposure to these risks may also increase in the event of additional investment and activity in higher risk jurisdictions. The impacts of the pandemic on such jurisdictions may amplify those risks (for example, adverse effects on local economic wellbeing may increase corruption risks).

Balance sheet and liquidity

Risks associated with our ability to maintain a robust and effective balance sheet, raise debt, return value to shareholders and remain financially liquid.

Management

The Financial Risk Management Committee (FRMC) oversees the financial risks across our business and endorses or approves financial risk management strategies, mandates and activities, including those related to commodity, currency, credit and insurance markets. The role of the FRMC is described in sections 2.14 and 2.15. Note 22 ‘Financial risk management’ in section 5 outlines our financial risk management strategy.

We seek to maintain a strong Balance Sheet supported by our portfolio risk management strategy. To achieve this, we:

•	operate a diversified portfolio, which reduces overall cash flow volatility

•	maintain access to key debt markets globally and a US$5.5 billion revolving credit facility (undrawn as at 30 June 2020)

•	monitor target gearing levels and credit rating metrics under a range of different stress test scenarios incorporating operational and macroeconomic factors

•	assess cash flow at risk to monitor sensitivities to market prices and their impact on key financial ratios

•	maintain target cash and liquidity buffers within ranges set by the Board (which are designed to sustain BHP through periods where there is limited access to debt markets)

•	operate within credit limits set by frameworks approved by the FRMC

FY2020 insights

The global economy has been impacted by the COVID-19 pandemic. Increased geopolitical uncertainty, including the impact on national economies and the speed at which they recover from the effects of the pandemic, has further weighed on the macroeconomic outlook. There is a risk of heightened fluctuations in commodity prices, operational or supply chain disruptions and ongoing global economic volatility, which could affect short to medium-term cash flow generation and profitability.

1.6    Capability and culture

1.6.1    Our people

Our global workforce is the foundation of our business and we believe that supporting the wellbeing of our people and promoting an inclusive and diverse culture are vital for maintaining a competitive advantage.

We engage more than 80,000 employees and contractors globally and empower them to work in safer, more creative and rewarding ways. We trust and collaborate to drive performance and give our people more say, new capabilities and tools, and new avenues for technology and innovation.

We provide competitive remuneration to reward employees for their expertise and commitment to our business strategy and long-term success. Our remuneration approach is designed to inspire our employees to embrace BHP’s core objectives and values.

Developing our capabilities and an enabled culture

The delivery of our strategy is predicated on culture and capability.

We apply the BHP Operating System (BOS) practices to build leader capability. We invest in people and capability to deliver high performance and our aspiration for a gender-balanced workforce. We drive continuous improvement through respect for people’s differences, self-accountability, a hunger to learn and a commercial mindset.

The BOS sets the foundation for long-term and in-depth learning and development, by developing practices and capabilities that empower our people to pursue operating excellence. In FY2020, the focus of our capability building work was on teaching and embedding the BOS practices across our operated assets, from general managers to frontline employees and contractors. The BOS senior leader development sessions equipped senior leaders to lead and role model the BOS’s principles and practices. We will further develop leadership capability in FY2021 through the BOS learning and development programs for coaches and work with our leaders to support the effective embedment of the BOS to improve operational capability and cultural outcomes.

To continue to grow value we must ensure our operations perform well and that means safely, productively, cost-effectively and reliably. We invest in our people to drive this performance.

In FY2020, we invested in a new workforce surveying and analytics platform that provides our leaders with deeper and more frequent insights into our culture and our people’s safety, engagement and enablement. We first deployed this technology in response to the COVID-19 pandemic, to closely manage wellbeing and monitor the effectiveness of communication. With more than 55,000 responses over a three-month period from employees and contractors to a weekly pulse survey, we could respond to the needs of our workforce by deploying targeted support initiatives, such as leader guides, training packages, coaching and access to mental health services.

Our COVID-19 wellbeing survey results identified our leaders as strong communicators and leaders of their teams through significant change. Eighty-nine per cent of respondents indicated they received support from their leader when they needed it and 92 per cent were clear about what they should be working on.

With a focus on developing capability in core leadership routines, 2,602 leaders have participated in the Step Up to Leadership training since FY2015, which has been pivotal in the development of BHP’s culture over the past five years. These programs will be updated in FY2021 to further support our people and the development of our culture.

We also focused on developing the leadership skills of our Indigenous employees in FY2020, through our Indigenous development program, which identifies Indigenous employees with leadership potential and addresses barriers to career progression. For more information, refer to the Indigenous employment section.

Operations Services was created by BHP to provide permanent employment within BHP for roles undertaking maintenance and production execution services across Minerals Australia assets. Operations Services supports people to build their skills through a structured coaching and in-field verification process, designed to enable operators and maintainers to achieve mastery within their roles. This helps deliver consistent equipment operation and maintenance that balances safety, maximum productivity and equipment reliability.

We recognise government, industry and education stakeholders play important roles in helping us fulfil our skills requirements. The Queensland Future Skills Partnership with TAFE Queensland and Central Queensland University has been established to fast track development of new autonomy skills. Our Minerals Americas team is partnering with the Industrial and Mining Training Centre in Chile, initially established 24 years ago by Escondida, to deliver new technology skills and a pipeline of operators/maintainers who are new to mining, with a focus on increasing female participation in mining. We are working with the Minerals Council of Australia as a key stakeholder through which the Department of Education, Skills and Employment will engage with the mining sector to develop a new skills organisation. Some of our operated assets are also partnering locally with external companies to deliver programs that prepare people who are new to mining with the skills they need to work in the mining industry.

Inclusion and diversity

Inclusion and diversity promotes safety, productivity and wellbeing of our workforce and underpins our ability to attract new employees. We employ, develop and promote based on people’s strengths and we do not tolerate any form of discrimination, bullying, harassment, exclusion or victimisation.(8) Our systems, processes and practices are designed to support fair treatment for all.

Our employees are trained to recognise and mitigate potential bias towards any employee and encouraged to speak up if they encounter behaviours that are inconsistent with our values and expectations. To prevent gender pay disparities, we have taken steps to reduce potential bias in recruitment and conduct an annual gender pay review, the results of which are reported to the BHP Remuneration Committee.

Respect is one of Our Charter values and we believe it is fundamental to building stronger teams and being an inclusive and diverse workplace. For some people, this has not been their experience of working at BHP. We are determined to address this. In FY2020, we continued our Respectful Behaviour campaign, which builds awareness of what constitutes disrespectful behaviours in the workplace to generate conversation. We equipped leaders and employees with materials to help them have conversations about disrespectful behaviours and integrated those materials and concepts throughout our cultural tools and programs (including BHP leadership programs, Leading Inclusion, sexual harassment training, and Our Code of Conduct training).

We also started to assemble an internal working group in FY2020, to develop a holistic plan to address the controls and cultural enablers of sexual harassment and assault in the workplace.

Our strategy to achieve a more diverse and inclusive workplace continues with focus on four areas:

•	embedding flexibility in the way we work

•	encouraging and working with our supply chain partners to support our commitment to inclusion and diversity

•	uncovering and taking steps to mitigate potential bias in our behaviours, systems, policies and processes

•	ensuring our brand is attractive to a diverse range of people

Gender balance(9)

We aim to achieve gender balance globally by CY2025. In FY2020, we increased the representation of women working at BHP by 2.0 per cent, resulting in 1,767 more female employees than at the end of FY2019. Our overall representation of women is 26.5 per cent.

We signed the CEO Statement of Support for the United Nations (UN) Women’s Empowerment Principles in FY2020 to strengthen our global commitment towards gender equality. The partnership with UN Women and the UN Global Compact encourages business leaders to use seven principles as a guide for actions that advance and empower women in the workplace, marketplace and community.

The percentage of people newly hired to work for BHP in FY2020 was 60.7 per cent male and 39.3 per cent female. This female representation outcome is a marked increase compared to FY2015 (10.4 per cent female), the baseline for our aspirational goal.

Several of our operations and major capital projects have reported strong female representation with investment in entry-level programs. Operations Services, South Flank, Escondida, Olympic Dam and other operations increased their female representation with apprenticeship intakes to develop women and create new talent pools of females and diverse talent in entry-level roles as operators, maintainers and others according to specific operational needs where this diversity does not exist today. Escondida improved female representation in FY2020 by 3.1 percentage points and hired 67 female apprentices in mine operations. Operations Services increased female representation by 8.0 percentage points to 33.1 per cent in FY2020, including 82.9 per cent female apprentices and trainees, 266 females and 55 males

(8)

We promote a workplace that is free from discrimination based on personal attributes unrelated to job performance, such as race, age, ethnicity, nationality, gender identity, sexual orientation, intersex status, physical or mental disability, mental health condition, relationship status, religion, political opinion, industry/union affiliations, pregnancy, breastfeeding or family responsibilities. This is subject to BHP’s requirement to comply with local laws in the jurisdictions in which we operate.

(9)

Based on a ‘point in time’ snapshot of employees as at 30 June 2020, as used in internal management reporting for the purposes of monitoring progress against our goals. This does not include contractors. This methodology differs from the data reported in section 1.6.2, which is calculated based on the average of the number of employees at the last day of each calendar month for a 10-month period from July 2019 through to April 2020 and in accordance with our reporting requirement under the UK Companies Act 2006 which is then used to calculate a weighted average for the year to 30 June based on BHP ownership.

We also improved our representation of women in leadership by 1.7 percentage points compared to FY2019, with 22.4 per cent female leaders.

To accelerate female representation, in FY2020 we:

•	improved employment branding that targets diverse audiences about why they should join BHP

•	progressed market mapping to proactively target people or groups of people not actively looking to work for BHP or our industry

•	broadened our channels across social, digital and traditional media

•	enhanced our workforce development and retention through coaching and support materials for leaders

•

took further steps to uncover and remove barriers for women with the launch of the Women@BHP group on BHP’s social networking service and set clear expectations of leaders about how to respond to Our Code of Conduct breaches relating to sexual harassment

Indigenous employment

We aim to provide employment opportunities in the communities in which we operate that contribute to sustainable social and economic benefits for Indigenous peoples. In Minerals Australia, Indigenous employment within our employee and contractor(10) workforce increased from 5 per cent to 6.5 per cent (1,726 employees and 475 contractors), exceeding our target of 5.75 per cent by the end of FY2020. There has been a 140 per cent (50 to 120) increase in Indigenous employees in supervisor, superintendent and manager roles since FY2017 through external hiring and internal leadership development and career progression. In North America, we have focused on working with our contracting partners to support the employment of First Nations and Métis peoples, who now comprise 22 per cent of our workforce at the Jansen Potash Project, and our overall workforce including employees comprising 15 per cent Indigenous people. In Chile, representation of Indigenous workers at our operations rose to 6.6 per cent in FY2020 (from 5.9 per cent in FY2019).

(10)	Based on a ‘point in time’ snapshot of employees and labour hire contractors as at 30 June 2020.

Case study: Developing Indigenous leaders in Minerals Australia

A successful Indigenous Development Program (IDP), run since FY2015, has helped Minerals Australia progress its goal of developing Indigenous employees for leadership roles.

The program has created career pathways for Aboriginal and Torres Strait Islander employees to move into new roles, including leadership roles, across BHP.

It has proven to be a success; 49 per cent of employees who have completed the program have moved into new roles, and 20 per cent have been promoted into leadership roles.

Research underpinning the program showed that Indigenous employees would benefit from mentoring, more exposure to senior leaders and better access to training.

The program targeted Indigenous employees in entry-level roles. In addition to addressing the opportunities raised through the research, the program helped participants develop or enhance skills in communication, emotional intelligence, project management and business acumen.

Program alumni said they had grown in confidence following the program, with leaders also reporting positive changes in the participants. This has resulted in a strong pipeline of potential participants to take part in future program intakes.

Reflecting on her participation in the program, Dee Clarke, Planner Work Management, said: ‘The IDP has been one of the most personally rewarding courses I have ever done. It helped me with confidence, resilience and motivation. The program taught us that whatever opportunities came our way, to no longer say ‘no’ or think that we are not good enough. We were exposed to managers, other supervisors and senior leadership and this enabled us to network and further develop skills so that we could create our own opportunities after the course.’

Working towards leadership parity

Following the IDP’s success, in FY2019 BHP created the Indigenous Leadership Program (ILP) to help achieve the leadership parity aspiration of 3 per cent Indigenous representation at manager-level and above Australia by 2028.

The ILP supports Indigenous leaders to develop their careers and move into higher levels of leadership. The program aims to build capability, provide tools to manage the complexities that come with leadership, learn different leadership models and further develop skills in understanding and using emotional intelligence.

FY2020 course alumni Aaron Keevers, Contract Maintenance Supervisor, said: ‘The BHP ILP was a very rewarding course for me and the tools and learnings I took away have been invaluable and will help me to go to the next step in my development and career. From our very first day, we were told to be ‘comfortable with the uncomfortable’ – four words that helped change my mind-set.’

Indigenous leaders by role type in Minerals Australia

Role Type	FY2017	FY2018	FY2019	FY2020	Increase FY2017 to FY2020
Manager	1	2	2	4	300%
Superintendent	3	6	15	17	467%
Supervisor	46	57	68	99	115%
Total	50	65	85	120	140%

LGBT+ inclusion

Jasper is BHP’s employee inclusion group for our lesbian, gay, bisexual, transgender and others (LGBT+) community and its allies. Its aim is to drive a safe, inclusive and supportive work environment for everyone by providing advice on ways to reduce bias and ensure LGBT+ people are respected and valued irrespective of their sexual orientation, gender identity or intersex status.

In FY2020, Jasper continued to focus on awareness and education, internal networking and building a network of allies.

In Australia, over the past two years Jasper and non-profit organisation, Pride in Diversity, have visited our coal and iron ore mines in Western Australia, Queensland and New South Wales and Olympic Dam in South Australia to roll out LGBT+ inclusion awareness and education sessions.

In Asia, Jasper hosted the Jasper Enrichment Sessions, which covered topics such as sexuality, coming out, HIV/AIDS and COVID-19. We continue to co-chair the InterEnergy Forum in Singapore and are an active member of the Philippine Financial and Inter-Industry Pride forum in Manila.

In the United States, Jasper held monthly lunches where LGBT+ educational highlights were shared in a safe environment for discussion and support. We continued to receive positive feedback on the LGBT+ reverse mentoring pilot program in Houston.

Our employees participated in pride events in Adelaide, Brisbane, Houston, Manila, Perth and Saskatoon in FY2020. We began to roll out ‘all-gender’ bathrooms, starting in our corporate offices in Melbourne and Adelaide. We continued to participate in the Australian Workplace Equality Index, the national benchmark on LGBTQ+ workplace inclusion and surveyed employees to assess the impact of our LGBT+ inclusion initiatives on organisational culture.

Flexible working

Flexible work supports the diversity and wellness of our workforce. We further implemented our flexible work principles during the COVID-19 crisis by encouraging and supporting flexible work in different ways, such as new rosters, shifts for people in office buildings and working from home offices (for people from our functions and also our operations if they were at risk). COVID-19 has rapidly challenged the mindset on work flexibility.

Working with suppliers

We continue to work with our supply partners to ensure their products and services are suitable for our workforce, as well as encouraging diversity in their own work teams. For example, we worked with our major materials supplier, Blackwoods, to redesign personal protective equipment (PPE) and other workwear to offer more size choices. In formerly male dominated industries, such as resources, the design of PPE and other industrial workwear has historically centred on male requirements. This created a culture of ‘making do’, resulting in women in these industries wearing uniforms that did not fit, were uncomfortable and impacted their sense of belonging in the workplace. More than 70 changes and improvements have been made to the Blackwoods clothing range, from the size of socks and female boots, to the size and weight of helmets, garments, and head lamps.

Employee relations

The four key focus areas for employee relations at BHP has continued to be:

•	ensuring BHP complies with legal obligations and regional labour regulations

•	negotiating, where there are requirements to collectively bargain

•	closing out agreements with our workforce in South America and Australia, with no lost time due to industrial action, to the extent possible

•	endeavouring to create solid relations with our workforce, based on a culture of trust and cooperation

Our people policies

We have a comprehensive set of frameworks that support our culture and drive our focus on safety and productivity.

Our Charter is the foundation of everything we do. It describes our purpose, our values, how we measure our success, who we are, what we do and what we stand for.

Our Code of Conduct demonstrates how to practically apply the commitments and values set out in Our Charter and reflects many of the standards and procedures we apply throughout BHP. We have a business conduct advisory service as well as internal dispute and grievance handling processes to report and address any potential breaches of Our Code of Conduct.

Through all of these documents, we make it clear that discrimination on any basis is not acceptable. In instances where employees require support for a disability, we work with them to identify roles that meet their skills, experience and capability, and offer retraining where required.

The Our Requirements standards outline the mandatory minimum standards we expect of those who work for or on behalf of BHP. Some of those standards relate to people activities, such as recruitment and talent retention.

Our all-employee share purchase plan, Shareplus, is available to all permanent full-time and part-time employees and those on fixed-term contracts, except where local regulations limit operation of the scheme. In these instances, alternative arrangements are in place.

The information in this section illustrates how these policies have been implemented and the steps we take to measure their effectiveness.

Case study: Inclusion and diversity in our supply chain

Partnering with our suppliers to support our commitment to inclusion and diversity is one of the four commitments that underpins our aspirational goal to reach gender balance by CY2025. Over the past three years, this commitment has presented a huge opportunity to challenge ourselves, as well as more than 10,000 of our supply partners across 60 countries.

With an annual spend of more than US$15.5 billion in FY2020, we continue to work in partnership with our supply partners to promote the values and standards of behaviour we’ve committed to in Our Charter and Our Code of Conduct, and to follow the Our Requirements for Supply standards.

We establish and foster supplier relationships based on mutual commercial value built on foundations of long-lasting partnerships. Through these partnerships, we make decisions that positively influence those around us, such as:

•

providing support and incentives to encourage our contracting partners to increase the diversity of potential applicants for roles across BHP locations, who make up approximately 60 per cent of our workforce

•

encouraging our supply partners to support greater diversity through ergonomic design and product development. For example, working with manufacturers to make excavators and trucks more accessible and safer to use by a wide range of people, as well as easier to maintain

•	working closely with supply partners to make sure the clothes we wear at our operations, the food we eat and the camps we live in are more inclusive

•

introducing an online tool to our Australian supply partners to allow BHP to collect and track local and Indigenous procurement and diversity metrics. The data feeds into internal and external reporting and tracks against contract incentives and tender evaluation criteria. The metrics help recognise and reward supply partners who have embedded BHP’s values and are making a positive inclusion and diversity impact

More information on inclusion and diversity in our supply chain is available at bhp.com.

Case study: BHP Operating System

The BHP Operating System (BOS) and the Maintenance and Engineering Centre of Excellence (MECoE) are two key priorities driving exceptional performance and operational excellence through the business.

The BOS is a way of working that puts 100 per cent safety for our people, 100 per cent value for our customers achieved with zero per cent waste at the centre of everything we do. It is a business-wide philosophy that guides leadership behaviours and practices, empowers our teams, builds capability and makes problem solving and improvement part of what we do every day. Three principles underpin the BOS: serve our customers, pursue operating perfection and empower our people.

The MECoE was established in 2016 to achieve industry leading performance and outright excellence in maintenance at BHP by delivering safe, sustainable improvement in our equipment availability, reliability and cost. To achieve this the MECoE focuses on five core elements: establishing the BHP maintenance way, achieving excellence in planning and scheduling, establishing total equipment strategies, instilling maintenance as a profession and making life easier for our people.

The advanced analytical techniques of the MECoE identify what we need to work on to improve performance. By integrating them with the BOS, we accelerate our cycle of continuous improvement. Put simply, the MECoE provides us with the ‘what’, the BOS provides us with the ‘how’, and a feedback loop is created.

During FY2020, the BOS and MECoE have invested in a series of value analytics projects to unlock capacity and improve performance at BHP. Two prominent examples of their combined benefit to the business have been at the car dumper at our Port Hedland operations in Western Australia Iron Ore (WAIO), and the uplift at the concentrator at our Escondida mine.

Improving car dumper dump time at WAIO

Adopting the BOS and leveraging the MECoE support has enabled a sharper focus on sustainable performance and enabled the teams across the WAIO supply chain to deliver record production in FY2020. The collective effort and expertise across the WAIO Port operational and functional teams has unlocked capability and reduced the car dumper dump time by more than 7 per cent, delivering an improvement value of 2.1 million tonnes per annum (Mtpa).

To achieve this result, BOS principles and practices were established as part of daily interactions with all of our frontline teams, which enabled effective problem solving, innovative thinking and safe delivery of key metrics. This combined with support from the MECoE through the design of total equipment strategies, planning and scheduling services, root cause analysis and data analytics capabilities continues to improve performance.

Escondida concentrator improvement

The combined work of our operations, the BOS and MECoE has supported the delivery of historic throughput for Escondida concentrators, averaging 371 kilotonnes per day throughout for the first time equating to 135 Mtpa.

By bringing together domain knowledge, machine learning and dynamic simulation modelling, variable drivers were able to be prioritised in order of value so that defect elimination, strategy optimisation and standardised work practices were applied in areas that would impact performance, resulting in some significant outcomes.

The combination of activity from the BOS and MECoE at WAIO and Escondida demonstrate the significant value that can be unlocked when they are united, which we are looking to replicate in other parts of our business.

1.6.2    Employees and contractors

The data in this section are averages. We take the number of employees and contractors (where applicable) at the last day of each calendar month for a 10-month period to calculate an average for the year. This does not necessarily reflect the number of employees and contractors at the end of each financial year.

Average number of employees by geographic region
for the year ended 30 June 2020 [1]

2020
Total 80,121

- Employees 31,589
- Contractors 48,532

61%
39%

North America 1,296
4%
Europe 57
< 1%
Asia 1,939
6%
South America 7,330
23%
Australia 20,967
66%

2019
Total 72,414

- Employees 28,926
- Contractors 43,488

60%
40%

North America 1,999
7%
Europe 59
< 1%
Asia 1,743
6%
South America 6,979
24%
Australia 18,146
63%

2018
Total 62,476

- Employees 27,161
- Contractors 35,315

57%
43%

North America 2,490
9%
Europe 70
< 1%
Asia 1,368
5%
South America 6,729
25%
Australia 16,504
61%

The table below shows the gender composition of our employees, senior leaders and the board over the last three financial years.

	2,020	2,019	2,018
Female employees (1)	8,072	6,874	5,907
Male employees (1)	23,517	22,052	21,254
Female senior leaders (2)(3)	67	70	70
Male senior leaders (2)(3)	185	227	235
Female board members (2)	3	4	3
Male board members (2)	9	7	7

(1)

Based on the average of the number of employees at the last day of each calendar month for a 10-month period from July 2019 to April 2020 and in accordance with our reporting requirement under the UK Companies Act 2006, which is then used to calculate a weighted average for the year to 30 June based on BHP ownership. Data includes Continuing and Discontinued operations (Onshore US assets) for the financial years being reported. These numbers differ from the ‘point in time’ snapshot used in internal management reporting for the purposes of monitoring progress against our goals, which are reported in section 1.6.1.

(2)

Based on actual numbers as at 30 June 2020, not rolling averages. FY2018 data includes Continuing operations and Discontinued operations (Onshore US assets) for the financial years being reported. FY2020 and FY2019 data do not include Discontinued operations (Onshore US assets).

(3)

For the purposes of the UK Companies Act 2006, we are required to show information for ‘senior managers’, which are defined to include both senior leaders and any persons who are directors of any subsidiary company, even if they are not senior leaders. In FY2020, there were 252 senior leaders at BHP. There were 16 Directors of subsidiary companies who are not senior leaders, comprising 12 men and four women. Therefore, for UK law purposes, the total number of senior managers was 197 men and 71 women (26 per cent women) in FY2020.

1.6.3    Technology

Technology is a key lever for BHP to improve frontline safety, increase productivity, reduce cost, build capability and accelerate value creation. This is being achieved by leveraging technologies such as cloud computing and storage, and smart analytics to enhance decision-making and advance mining technologies to automate equipment.

In FY2020, we refocused our Technology function to an asset-centric model, while streamlining our processes and our portfolio of work to significantly increase the speed of delivering digital solutions to our operations and functions. Plans have been delivered that aim to realise a 30 per cent saving (against the FY2020 budget baseline) by end of FY2021. This refocus also established our first digital centre, elevated our use of data and fast-tracked our infrastructure debottlenecking with concurrent evolution towards cloud.

Digital centres partner our technology teams with our operations to help rapidly solve asset-specific challenges. These hubs leverage external partnerships, data, analytics and cloud-based infrastructure to develop targeted solutions. They represent a shift from the traditional model of having digital projects delivered by multiple parts of our business. Our first two digital centres were launched in Coal (Brisbane) and Enterprise (global), and we plan to launch digital centres in Chile, North America and Western Australia by the end of CY2020.

An example of the value unlocked through our digital centre in Brisbane is a decision automation solution for our operations at Caval Ridge using machine learning. This solution informs operators of the optimal set points in the wash plant and is enabling coal processing plants to reduce product ash variability and improve overall product yield. This solution is being scaled to other Coal sites.

Digital solutions are also improving safety and reducing the risk for frontline staff. Our Innovation Centre developed a pedestrian avoidance technology that leverages ultra-wide front-of-view cameras and deep learning models to reduce the likelihood of forklift associated injuries. This avoidance technology can be fitted to any mobile heavy equipment. Another safety solution was the Dash maintainer tool, an in-house hardware and software platform that enables maintenance technicians to undertake machine diagnostics out of harm’s way, eliminating more than 50 per cent of live work exposure hours on excavator maintenance.

To ensure our sites are ready to leverage robotics, autonomous equipment and advanced analytics solutions, we are accelerating the modernisation of our sites’ infrastructure foundations. These progressive upgrades commenced in FY2020 with Jimblebar and Newman in Western Australia and Goonyella Riverside and Daunia in Queensland, and include modular data centres, in-ground fibre, and networks and hosting infrastructure.

Our ability to develop capability and attract technical talent is critical to ensuring BHP’s workforce is future ready. Key talent pipeline programs include our neurodiversity program (nurturing career pathways that cater for a variety of neurological conditions, including Autism Spectrum Disorder) and our sponsorship of SheCodes Plus (female-focused pathways into coding and software development). We have partnered with TAFE and Central Queensland University to design and deliver qualifications in automation, and supported the Resources Technology Showcase in Western Australia.

Case study: Automation

Use of advanced mine automation technologies is part of BHP’s strategy to improve safety, build capability and drive greater productivity.

In 2017, we completed the rollout of our first fully autonomous haul truck fleet at WAIO’s Jimblebar Mine. The implementation of autonomous haulage resulted in reducing the risk exposure of our people to driving-related hazards, improved productivity and provided an opportunity for our workforce to gain new skills. The site is now one of the safest operations in our portfolio, with significant events involving trucks at Jimblebar having dropped by more than 90 per cent since the introduction of autonomous haulage. Jimblebar is our benchmark site for haulage costs with a 20 per cent reduction since implementation (compared to other WAIO sites), and is an example of leveraging technology and data to drive performance and safety.

Following this success, in November 2019 BHP Mitsubishi Alliance (BMA) announced Goonyella Riverside Mine would be the first site to implement autonomous haulage in Queensland. The transition to an autonomous fleet of up to 86 trucks over the next two years is underway and will involve more than 40,000 hours of training delivered to the Goonyella team to develop the competencies required for autonomous operations. BMA’s Daunia Mine (also in Central Queensland) will transition 34 trucks over 14 months with 30,000 hours of training. In February, Newman East (Eastern Ridge) was announced as the next iron ore site to deploy this technology.

While the introduction of this technology removes the need for an operator in the haul truck, new roles are being created in the operations as a result. Roles such as field officers, service technicians and mine controllers are an essential part of an autonomous operation and we are working with our people to provide opportunities to transition into these new roles. Our people and the communities in which we operate are central to this change.

For more information on developing our people, refer to section 1.6.1

1.7    Sustainability

1.7.1    Sustainability guided by our purpose

Our commitment to sustainability starts with our purpose – to bring people and resources together to build a better world. Our purpose reflects why we exist and underpins everything we do.

Our products support global economic development and many aspects of modern life, helping maintain and raise living standards for people around the world. They have been doing this for more than 100 years and will continue to do so into the future. We realise the production and use of our products has other impacts and we are committed to understanding these impacts and minimising and mitigating where they may have adverse effects.

Delivering our purpose requires us to make decisions based not only on financial value, but social value, value that cannot be measured in simple monetary terms. Without it, the economic contributions we deliver will not be sustainable. Our commitment to social value will enable our ability to attract and retain the best talent, attract the best commercial partners and achieve the widest access to resources, markets and capital.

The importance of social value to delivering sustainable financial returns is especially relevant in the production of resources. Our business is characterised by large-scale investments in long-term assets and supply chains that often operate for decades.

We choose to do more than meet the terms of our contracts, permits and licences. The currency of social value is not compliance, but trust. We are committed to making a positive contribution to the environment and society and seek to build deep and authentic relationships with our local, regional and global stakeholders. Our aim is to ensure that our business benefits our stakeholders – financially, environmentally and socially.

Social value is a BHP priority and is considered at every level of our decision-making. It is embedded into our whole-of-business five-year planning process – through which we deliver on our strategy – and the assessment of our businesses and people through the scorecard used to reward employees, from the front line to the CEO.

Our management of sustainability lies at the core of our efforts to generate social value. That includes:

•	putting the health and safety of our people first

•	being environmentally responsible

•	respecting human rights

•	supporting the communities in which we operate

When our efforts to create social value are successful, they are a source of sustained competitive advantage. Ultimately, our management of sustainability enables our commercial performance and underpins it.

That is why this year for the first time we have integrated reporting on our sustainability commitments and our performance against them into this Annual Report. This reflects our belief that sustainability performance is an integral driver of long-term shareholder and social value and is something our stakeholders value.

We recognise the delivery of sustainable outcomes is never complete and the challenges aren’t static; it will always require our focus. Our approach, however, will be informed by our purpose, our commitment to social value creation, and the knowledge that the commodities we produce enable global growth and improve the lives of people around the world.

We welcome your feedback.

Our material sustainability issues

We use international frameworks to track our performance, such as the Global Reporting Initiative (GRI) Standards and the International Council on Mining and Metals (ICMM) Mining Principles.

We conduct an annual materiality assessment to identify key sustainability issues for BHP. The issues identified in FY2020 are in the table below.

More information about our materiality assessment is available at bhp.com.

How we report

We focus on the most material issues, which we disclose in this Annual Report.

More information on sustainability and the full suite of our FY2020 sustainability content, including topic-specific detail and case studies, is available at bhp.com/sustainability.

For mapping against frameworks and standards, including the GRI Standards, ICMM Mining Principles, Task Force on Climate-related Financial Disclosures (TCFD), United Nations Global Compact (UNGC) Ten Principles and the United Nations Sustainable Development Goals (UNSDGs), refer to our mapping navigator at bhp.com/sustainability.

For key sustainability performance data, refer to section 6.6 and our online databook. We have obtained external limited assurance over our disclosures in sections 1.6.1 Our people, 1.6.2 Employees and contractors, 1.7 Sustainability and 6.6 Sustainability – performance data.

Our sustainability approach	• Board competency, succession and accountability • Product stewardship and value chain sustainability • Governance and management of our non-operated joint ventures	Section 2 Section 1.7.7 Section 1.9.3

Health and safety	• Elimination of fatalities • Safety, health and wellbeing of our people and the community	Section 1.7.3 Section 1.7.4

Ethics and business conduct	• Anti-corruption and bribery • Transparency and disclosure	Section 1.7.5

Environment	• Biodiversity and land management • Environmental impacts of our operations • Managing air emissions • Water management and access	Section 1.7.6

Climate change	• Portfolio resilience • Physical impacts of climate change • Minimising greenhouse gas emissions (GHG) from our operations and from the use of our products • Global response to climate change	Section 1.7.8 and Climate Change Report 2020

Society	• Community relationships • Respecting human rights • Indigenous peoples • Economic support for communities and social investment	Section 1.7.9

Tailings dams	• Dams and tailings management • Response to Samarco	Section 1.7.10 Section 1.8

People	• Inclusion and diversity • Training and development of our people • Technology	Section 1.6.1 Section 1.6.1 Section 1.6.3

Economic contribution	• Tax and royalty payments	Economic Contribution Report 2020

1.7.2    Our approach

We must consider the wellbeing of our people, the communities in which we operate and the environment in everything we do. Our approach to sustainability and social value reflects this. We look to integrate social value into our decision-making and actions by considering the needs of our many stakeholders and finding new and innovative solutions that create mutual benefit.

Our approach to sustainability is defined by Our Charter and realised through Our Requirements standards. These standards describe our mandatory minimum performance requirements and provide the foundation to develop and implement management systems at our operated assets.

We set clear targets to improve our sustainability performance. We embed sustainability performance measures throughout the Group through our public five-year sustainability targets. Achieving these targets and working towards our goals aligns with our commitments to the objectives of the Paris Agreement and the UNSDGs. For more information about our FY2020 performance against our targets, refer to section 1.4.8.

We voluntarily commit to several sustainability frameworks, standards and initiatives and transparently disclose data according to their requirements. The sustainability disclosures within this Strategic Report align with the ICMM Sustainable Development Framework and are prepared in accordance with the GRI Standards comprehensive-level reporting. As BHP is a UNGC signatory, this serves as our UNGC Communication on Progress on implementation of the UNGC Ten Principles and support for its broader development objectives.

Keeping ourselves accountable

Sustainability governance

BHP’s Board oversees our approach to sustainability. The Board’s Sustainability Committee has oversight of health, safety, environmental and community (HSEC) matters and assists the Board with governance and monitoring. Members of the Sustainability Committee are Non-executive Directors determined by the Board to have appropriate skills in HSEC matters.

The members of the Sustainability Committee in FY2020 were Malcolm Broomhead, Ian Cockerill, Gary Goldberg (from 1 February 2020) and John Mogford. The Committee met five times during FY2020, three times face to face and twice virtually.

The Sustainability Committee also oversees the adequacy of the systems to identify and manage HSEC-related risks, and overall HSEC and other human rights performance. The Board’s Risk and Audit Committee assists with oversight of the Group’s risk management systems. In FY2020, three of the five Sustainability Committee meetings included a joint session with the RAC. For more information, refer to section 2.10.

The Sustainability Committee recommends to the Board the approval of disclosures regarding sustainability matters in conjunction with the Annual Report. The Committee also guides the Remuneration Committee in setting HSEC-related scorecard targets and evaluating performance against those targets. The Sustainability Committee also meets with the Forum on Corporate Responsibility, as described in the Section 172 Statement in section 1.4.3.

For more information about the Sustainability Committee and its work, refer to section 2.11.

Our stakeholders

BHP is committed to building strong relationships with our stakeholders to achieve long-term sustainable social, environmental and economic outcomes. We actively participate in government consultations and voluntary initiatives, and engage with industry associations to support positive change and sustainable practices. Locally, our operated assets develop mutually beneficial relationships with communities and plan, implement and document stakeholder engagement activities.

A detailed description of our stakeholders, their interests and how we engage with them is available at bhp.com/our-approach/sustainability/. For information on how the Board engages with key stakeholder groups, refer to section 1.4.3.

Regulatory requirements

We are committed to complying with the laws and regulations of the jurisdictions in which we operate and aim to exceed legal and regulatory requirements where they are less stringent than our own internal standards.

We set clear sustainability accountabilities. Everyone involved in our operated assets and our functions is guided in the execution of these accountabilities by Our Charter and supported by Our Code of Conduct and the Our Requirements standards.

Although these standards are for internal use, we have made the HSEC-related elements of several of the Our Requirements standards and related documents publicly available at bhp.com. We updated and released the Our Requirements for Environment and Climate Change standard in FY2020.

We comply with the Non-financial Reporting Directive requirements from sections 414CA and 414CB of the UK Companies Act 2006. The table below sets out where relevant information is located in this Annual Report.

Reporting requirement	Reference in this Annual Report	Policies and standards available online
Environmental matters	1.7.6 Environment	Our Requirements for Environment and Climate Change standard Water Stewardship Position Statement Climate Change Position Statement

Employees	1.6.1 Our people 1.6.2 Employees and contractors 1.7.3 Safety 1.7.4 Health	Our Code of Conduct Our Requirements for Safety standard Our Requirements for Health standard

Social matters and human rights	1.7.9 Community

Our Code of Conduct

Our Requirements for Community, Environment and Climate Change, Security and Emergency Management standards, and Our Requirements for Supply standard (Minimum requirements for suppliers)

Human Rights Policy Statement

Indigenous Peoples Policy Statement

Indigenous Peoples Strategy

Anti-corruption and anti-bribery matters	1.7.5 Ethics and business conduct	Our Code of Conduct Our Requirements for Supply standard (Minimum requirements for suppliers)

Principal risks relating to the matters mentioned above	1.5.4 Risk management	Our mandatory minimum performance requirements for risk management

Non-financial key performance indicators	1.4.8 Our performance: Non-financial KPIs 6.6 Sustainability – performance data

1.7.3    Safety

Our highest priority is the safety of our workforce and the communities in which we operate.

In FY2020, there were no fatalities at our operated assets, and we have continued the disciplined implementation of our safety standards. We have continued to improve and refine our Field Leadership Program, incident investigations, and controls to manage fatal risks.

We continue to strengthen our safety leadership and culture by educating our people about chronic unease, which is being mindful of the possibility of what could go wrong and creating a culture where it is safe to speak up and report hazards and incidents. One of the objectives of our global Field Leadership Program is to strengthen the reporting culture. We monitor reporting culture across all our operations and coach and support our leaders to improve the quality of our field leadership activities with our employees and contractors.

To support the BHP target of zero work-related fatalities, we have been working towards global risk standardisation of critical controls and performance standards for three safety risks: person(s) falling from heights; lifting and cranage; and confined space incidents.

Our safety performance

Total recordable injury frequency (per million hours worked)

Year ended 30 June	2020	2019	2018
Total recordable injury frequency (1)	4.2	4.7	4.4

(1)

FY2017 to FY2018 data includes Continuing operations and Discontinued operations (Onshore US assets). FY2019 data includes Discontinued operations (Onshore US assets) to 28 February 2019 and Continuing operations.

Our total recordable injury frequency (TRIF) performance decreased by 11 per cent from FY2019.

High potential injury events(1)

Year ended 30 June	2020	2019	2018
High potential injury events (2)	42	50	54

(1)	High potential injury basis of calculation revised in FY2020 from event count to injury count as part of a safety reporting methodology improvement.

(2)

FY2017 to FY2018 data includes Continuing operations and Discontinued operations (Onshore US assets). FY2019 data includes Discontinued operations (Onshore US assets) to 28 February 2019 and Continuing operations.

High potential injuries decreased by 16 per cent from FY2019 and the frequency rate decreased by 23 per cent. We see the highest number of events that have fatality potential in vehicle, mobile equipment, dropped and falling object events. High potential injury trends remain a primary focus to assess progress against our most important safety objective: to eliminate fatalities.

Contractor safety

In FY2020, we implemented additional safety requirements for engaging, contracting and transacting with our contractors. These contractor safety requirements have been rolled out across BHP’s operated assets. In addition, the integrated Contractor Management Program was established to:

•	take a human-centric, inclusive approach to establish partnerships with external service providers, driving safer work through integrated processes and technologies

•	develop long-term mutually beneficial relationships with our external partners

•	support an inclusive, respectful and caring workforce culture, with improved safety, health and wellbeing outcomes

Event management system

During FY2019, we introduced our improved and more intuitive event management system. The system records health, safety, environmental and community events, and is designed to capture, analyse and track those events in real time. The system allows us to capture incident investigations and share information across the organisation so that we can learn from those incidents. The system drives data quality, through consistent inputs and outputs, producing meaningful and effective reports. In FY2020, we enhanced our event management system to allow events to be recorded in more detail, to enable deeper analysis and continuous improvement.

For more information on safety visit bhp.com/sustainability.

1.7.4    Health

We recognise that activities at our operated assets can impact the health of our people. We set clear requirements with mandatory minimum controls (the Our Requirements for Health standard) to manage and protect the health and wellbeing of our employees and contractors.

Occupational illness

In FY2020, the reported incidence of occupational illness(11) for employees was 4.3 per million hours worked, a decrease of 1.6 per cent compared with FY2019. The hours worked increased by 9 per cent reducing the overall occupational illness rate.

Excluded from this reporting are cases of COVID-19 among our employees that may have arisen from workplace transmission. This is due to the inherent difficulty in concluding, with reasonable certainty, that a person was infected as a consequence of work-related activities or exposure, in a setting of high levels of community transmission and evolving understanding of the epidemiological criteria for infection. For internal risk management purposes, we have sought to identify where risks of workplace transmission may have been a factor. Review of this information, along with a suite of leading indicators, has supported the continual evaluation of the effectiveness of our COVID-19 controls and informed improvement opportunities. We are progressing work on classification and verification of potential work-relatedness for COVID-19 cases in further support of enhancing our risk management processes and enabling external reporting. For key statistics and more information on our COVID-19 response, refer to section 1.4.6.

The data for FY2016 to FY2018 includes Continuing and Discontinued operations (Onshore US assets). FY2019 data includes Discontinued operations (Onshore US assets) to 31 October 2018 and Continuing operations.

The reported incidence of contractor occupational illness was 1.43 per million hours worked, a decrease of 11 per cent compared with FY2019. We do not have full oversight of the incidence of contractor noise-induced hearing loss (NIHL) cases in many parts of BHP due to regulatory regimes and limited access to data. Also excluded from this reporting are cases of COVID-19 among contractors engaged by BHP, due to the inherent difficulty in concluding, with reasonable certainty, that a person was infected as a consequence of work-related activities or exposure, as described above.

The majority of our reported occupational illnesses are musculoskeletal illness, which are conditions impacting the musculoskeletal system and connective tissues attributable to repetitive work-related stress or strain or exposure over time. Musculoskeletal illness does not include disorders caused by slips, trips, falls or similar incidents. We are trialling the APHIRM (A Participative Hazard Identification and Risk Management) toolkit developed by La Trobe University at a number of our Minerals Australia operated assets. Planned additional trials in FY2020 were delayed due to COVID-19. APHIRM applies a concept referred to as ‘systems thinking’ where work is considered as a whole, to provide effective identification, assessment and management of risks. Through our Standardised Work Program, we seek to empower individuals to design their work in a way that focuses on potentially damaging energies (for example electrical, gravitational, high pressure) to identify health and other risks and implement controls.

The main changes in the incidence of occupational illness in FY2020 compared to FY2019 were a decrease in the rate of employee cases of NIHL reported by our operated assets in South America, which were offset by an increase in the rate of musculoskeletal illness in Minerals Australia. As noted above the hours worked increased by 9 per cent, reducing the overall illness rate.

In March 2020, health surveillance activities, such as audiometric testing, had to be suspended in some operated assets in Australia and South America due to the requirements of managing COVID-19. This influenced the reduced number of NIHL cases reported by the operated assets in South America.

(11)	An illness that occurs as a consequence of work-related activities or exposure.

Occupational exposures

For more than a decade BHP has set occupational exposure limits (OELs) for our most material exposures based upon the latest scientific evidence, which for a number of agents resulted in stricter limits than the regulatory requirements, and for others, such as diesel exhaust, a significantly lower limit than regulations require. Where exposures potentially exceed regulatory limits or the stricter limits of BHP, respiratory protective equipment is worn.

In addition, for our most material exposures to diesel particulate matter (DPM), silica and coal mine dust, we have committed to a five-year target to achieve a 50 per cent reduction in the number of workers potentially exposed(12) as compared to our baseline exposure profile (as at 30 June 2017(13)(14)) by FY2022. In FY2016, we committed to applying an OEL of 0.03 mg/m3 for DPM and in FY2017, we committed to applying OELs of 1.5 mg/m3 for respirable coal mine dust by 1 July 2020 and 0.05 mg/m3 for silica by 1 July 2021. Exposure data in this Report is based on these limits and in all cases discounts the effect of personal protective equipment.

In FY2020, there was a reduction in potential exposure to silica in excess our OEL of 8 per cent compared to FY2019 reported by our Minerals Americas operated assets. An initial qualitative assessment of some work groups indicated potential exposure in excess of our OEL; however, an extensive quantitative assessment determined exposure to be less than estimated and less than our OEL. At our Minerals Australia coal operated assets, implemented exposure reduction projects have reduced potential exposure to silica in FY2020 by 30 per cent compared to FY2019. Overall, in FY2020 we achieved a reduction of 13 per cent compared to FY2019 in the number of workers potentially exposed to silica in excess of our OEL.

In FY2020, exposure to respirable coal mine dust remained below our OEL in all operated assets. Work to control exposure to diesel exhaust particulate at Olympic Dam and Nickel West resulted in potential exposure being reduced by 55 per cent compared to FY2019 and by 88 per cent compared to the adjusted FY2017 baseline.

Overall, our material exposures have reduced by 60 per cent compared to the adjusted FY2017 baseline, which exceeds our FY2022 target.

Coal mine dust lung disease

As at 30 June 2020, two cases of coal mine dust lung disease (CMDLD)(15) were recorded among our current employees at our coal operated assets. In addition, one current employee who had previously been recorded as a case of CMDLD had a workers’ compensation claim accepted. There were five former BHP employees who had a workers’ compensation claim accepted for CMDLD in FY2020.

Mental health

We prioritised focus on the mental health of our people in 2015 and are making good progress with the implementation of our Group-wide Mental Health Framework.

In the second half of FY2020, activity focused on support for our workforce during the COVID-19 pandemic. Our Resilience Program was reinforced with a program refresher and, in response to the COVID-19 pandemic, we progressed virtual delivery by developing podcasts and videos to supplement the peer-led program. COVID-19 specific examples were developed for discussion during delivery of the program. We have provided additional support through employee assistance programs for our workforce and their families and have increased access to counselling to assist in addressing the impacts of the pandemic. As part of our Risk Framework, we have set a key risk indicator (KRI) for mental health using annual Engagement and Perception Survey (EPS) outcomes. Our annual EPS was not held during FY2020; instead we have been running a weekly COVID-19 wellbeing survey with more than 55,000 responses being received. We also conduct annual mental health maturity curve assessments in our operated assets, which include pillars such as culture, capacity, prevention and recovery to assess year-on-year progress against those pillars and provide focus for future action.

For more information on health visit bhp.com/sustainability.

(12)	For exposures exceeding our FY2017 occupational exposure limits discounting the use of personal protective equipment, where required.

(13)

The baseline exposure profile is derived through a combination of quantitative exposure measurements and qualitative assessments undertaken by specialist occupational hygienists consistent with best practice as defined by the American Industrial Hygiene Association.

(14)	The baseline has been adjusted to exclude Discontinued operations (Onshore US assets)

(15)

CMDLD is the name given to the lung diseases related to exposure to coal mine dust and includes coal workers’ pneumoconiosis, silicosis, mixed dust pneumoconiosis and chronic obstructive pulmonary disease.

1.7.5    Ethics and business conduct

Our conduct

Every day, BHP works to deliver the resources that are the building blocks of an ever-changing world. While what we achieve is important, so is how we achieve it.

We know consistent ethical behaviour cultivates a culture of inclusion, care and trust, which ultimately results in improved performance by BHP. It also strengthens our relationships with the communities where we work and helps protect the social value we deliver.

How we work is guided by the core values in Our Charter. They are: Sustainability, Integrity, Respect, Performance, Simplicity and Accountability. Our Code of Conduct (Our Code) brings our core values to life, reminds us why they are important and helps us understand what it means to work with those values as our guiding principle.

Acting in accordance with Our Code is a requirement for BHP employees. Our Code is accessible to all our people and external stakeholders at bhp.com. We deliver annual training to help our workforce understand Our Code and the standards of behaviour that are acceptable at BHP.

Transparency and accountability

BHP’s existence is premised on trust and public acceptance because our mines and petroleum assets have long lifespans and cannot be moved across jurisdictions in response to a breakdown in trust, changing societal expectations or regulatory requirements. That is why long-term social value is so important to us. Our tax and royalty payments help governments fund healthcare, education, infrastructure and other essential services. Conversely, any instances of corruption and poor governance of natural resources can divert funding from provision of those essential services and diminish the contribution of the resources sector.

We continue to support and contribute to global transparency and anti-corruption initiatives, including through our work in partnership with Transparency International, our representation on the Board of the Extractive Industries Transparency Initiative, our financial support for and Steering Committee membership of the Bribery Prevention Network (in Australia) and through our funding to support the work of the BHP Foundation, including its Natural Resources Governance Global Signature Program.

Economic transparency is not our only focus. We also have a strong record of supporting robust reporting on climate change issues. We were one of the first companies to report in accordance with the recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures in our Annual Report.

Anti-corruption

Our commitment to anti-corruption is embodied in Our Charter and Our Code. We have a specific anti-corruption procedure that sets out mandatory requirements to identify and manage the risk of anti-corruption laws being breached. Our anti-corruption processes require review or approval by our Ethics and Compliance function of activities that potentially involve higher risks of exposure to corruption. We prohibit authorising, offering, giving or promising anything of value directly or indirectly to a government official to influence official action, or to anyone to encourage them to perform their work disloyally or otherwise improperly. We also prohibit facilitation payments, which are payments to government officials for routine government actions. We require our people to take care that third parties acting on our behalf do not violate anti-corruption laws. A breach of these requirements can result in disciplinary action, including dismissal or termination of contractual relationships.

Our Ethics and Compliance function has a mandate to design and govern BHP’s compliance frameworks for key compliance risks, including anti-bribery and corruption. The function is independent of our assets and regions, and reports to the Chief External Affairs Officer. The Chief Compliance Officer previously provided a report twice a year to the RAC on ethics and compliance issues. Since March 2020, the Chief Compliance Officer reports quarterly to the RAC and meets separately with the Committee Chair.

The Ethics and Compliance function also participates in all risk assessments in respect of operated assets or functions considered to carry material anti-corruption compliance risks. To date, 33 risk assessments have been completed with input from Ethics and Compliance.

Our anti-corruption compliance program is designed to meet the requirements of the US Foreign Corrupt Practices Act, the UK Bribery Act, the Australian Criminal Code and applicable laws of all places where we do business. These laws are consistent with the standards of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions. We regularly review our anti-corruption compliance program to make any changes required by regulatory developments and otherwise to reflect best practice aligned with regulatory requirements. Among other activities in FY2020, we conducted a review of the design and risk weighting of key anti-corruption compliance processes, with a particular focus on third party risk management and related controls embedded in our contracting processes. Regular calibration of our compliance processes enables us to ensure optimal resource allocation to areas presenting the highest corruption risks to our business.

In addition to anti-corruption training as part of annual training on Our Code, additional risk-based anti-corruption training was completed by 3,244 employees and contractors in FY2020, as well as employees of business partners and community partners. In recognition of the impacts on our workforce of COVID-19 disruptions, the end of the time period for relevant employees to complete the additional risk-based anti-corruption training was extended from 30 June 2020 to 31 August 2020.

More information on ethics and business conduct is available at bhp.com/sustainability.

1.7.6    Environment

Minimising environmental impacts

There is growing pressure on and competition for environmental resources, such as land, biodiversity, water and air; and climate change amplifies aspects of the sensitivities of our natural systems. Our operations and growth strategy depend on obtaining and maintaining the right to access these environmental resources. Our environmental performance and management of environmental impacts on the communities in which we operate are critical to creating social value. We seek to avoid, minimise and mitigate adverse environmental impacts at every stage in the life cycle of our operated assets in line with our defined risk appetite. However, we recognise our activities have an environmental footprint, and therefore, we also commit to making voluntary contributions to support environmental resilience across the regions in which we operate.

We have comprehensive governance, risk management, policies and processes that set the basis for how we manage risk and realise opportunities to achieve our environmental objectives. Our approach to environmental management is set out in the Our Requirements for Environment and Climate Change standard and our mandatory minimum performance requirements for risk management. These standards have been designed taking account of the ISO management system requirements, such as ISO14001 for Environmental Management.

The Our Requirements for Environment and Climate Change standard outlines our Group-wide mandatory minimum requirements to deliver on our commitments and manage risk. It requires us to take an integrated, risk-based approach to the management of any actual or reasonably foreseeable operational impacts (which includes direct, indirect and cumulative impacts) on land, biodiversity, water and air. We establish and implement monitoring and review practices designed to ensure continued management of environment-related risk within our risk appetite through business planning and project evaluation cycles. In addition to the environment specific components, the standard also includes specific climate change-related requirements for our operated assets.

To support continual improvement in environmental performance, each of our operated assets is required to have an Environmental Management System (EMS) that aligns with ISO14001 standards and set target environmental outcomes for land, biodiversity, air and water resources that are consistent with the assessed risks and potential impacts. Target environmental outcomes are required to be approved by the relevant Asset President or equivalent and included in the life of asset plan. Verification of the EMS is either via ISO14001 certification, for those sites that currently hold ISO14001 certification, or internal assurance processes.

We released an updated version of the Our Requirements for Environment and Climate Change standard in FY2020, to reflect recent changes in BHP’s Risk Framework and other Our Requirements standards, our Water Stewardship Position Statement, current public environment targets for climate change, water and biodiversity, and new technical standards for water. Our operated assets are required to have an implementation plan in place for new requirements contained in the updated version of the standard.

More information on our environment approach, the Our Requirements for Environment and Climate Change standard and environmental management and governance processes is available at bhp.com/sustainability.

Land and biodiversity

The nature of our activities means we have a significant responsibility for land and biodiversity management. BHP owns or manages more than 8 million hectares of land and sea; however, less than 2 per cent of it is disturbed (physical or chemical alteration that substantially disrupts the pre-existing habitats and land cover) for our operational activities.

At each of our operated assets, we look to manage threats and realise opportunities to achieve our environmental objectives by applying the mitigation hierarchy (avoid, mitigate, rehabilitate and, where appropriate, apply compensatory measures) to any potential or adverse residual impacts on marine or terrestrial ecosystems.

BHP respects legally designated protected areas and commits to avoiding areas or activities where we consider the environmental risk is outside BHP’s risk appetite. These include:

•	We do not explore or extract resources within the boundaries of World Heritage-listed properties.

•

We do not explore or extract resources adjacent to World Heritage-listed properties, unless the proposed activity is compatible with the outstanding universal values for which the World Heritage property is listed.

•

We do not explore or extract resources within or adjacent to the boundaries of the International Union for Conservation of Nature (IUCN) Protected Areas Categories I to IV, unless a plan is implemented that meets regulatory requirements, takes into account stakeholder expectations and contributes to the values for which the protected area is listed.

•	We do not operate where there is a risk of direct impacts to ecosystems that could result in the extinction of an IUCN Red List Threatened Species in the wild.

•	We do not dispose of mined waste rock or tailings into a river or marine environment.

Our operated assets are required to have plans and processes in place that reflect local biodiversity risks and regulatory requirements. In FY2020, we undertook work to develop internal guidance on biodiversity-related elements of the Our Requirements for Environment and Climate Change standard, to support more consistent interpretation and application at an asset level. We have a five-year target to improve marine and terrestrial biodiversity outcomes by developing a framework by FY2022 to evaluate and verify the benefits of our actions, in collaboration with others. This is intended to allow us to better monitor, avoid, reduce and offset the biodiversity impacts of our activities in a coordinated way.

We started work on development of the framework in FY2018 and are progressing this work with Conservation International and with Proteus, a voluntary partnership between the UN Environment World Conservation Monitoring Centre and 12 extractive industry companies. During FY2020, we continued to pilot initial stages of the methodology agreed with partners for framework development at a number of BHP operated assets and projects. We shared findings of our pilots as part of the Proteus-led framework development process and at industry forums. The next stage of framework development will be to take the individual site data and build this into a scorecard to track biodiversity status and trends at an asset and regional level. We intend to use the framework to track achievement of our long-term biodiversity goal: in line with UNSDGs 14 and 15, BHP will, by FY2030, have made a measurable contribution to the conservation, restoration and sustainable use of marine and terrestrial ecosystems in all regions where we operate.

More information on our approach to biodiversity and land management and current performance is available at bhp.com/sustainability.

Air emissions

The most significant air emissions across our portfolio of operated assets relate to emissions of greenhouse gases (GHG) and dust. For information relating to GHG emissions, refer to section 1.7.8 and bhp.com/climate.

We recognise the importance of managing and controlling the dust that mining operations can generate to minimise potential impacts on air quality, health and the environment. The updated version of the Our Requirements for Environment and Climate Change standard includes the requirement for operated assets that have identified the potential for a significant air-related impact on community wellbeing, to develop an air quality plan. The plan must consider in its development a stakeholder engagement strategy, dispersion modelling, targets, objectives and reporting.

In FY2020, we progressed a number of actions to improve dust management at our operated assets. At Western Australia Iron Ore (WAIO), we announced plans to invest up to a further A$300 million over five years to improve air quality and reduce dust emissions across our Pilbara operations. Operational dust control projects are proposed across the entire Pilbara activities chain, including actions such as moisture management systems, ore conditioning and monitoring infrastructure, and improvements to existing controls at mines and port facilities.

At our Mt Arthur Coal mine in the Hunter Valley, Australia, we recently implemented a comprehensive dust control system, which utilises an extensive network of real-time dust and meteorological monitors linked to our business information platform and informs the Integrated Remote Operations Centre (IROC) that controls all of the mining activities. The innovative approach and demonstrable effect on air quality was recognised by award of the 2019 Industry Excellence Award from the Clean Air Society of Australia and New Zealand.

In Chile, the Spence mine has developed an air quality strategy focusing on air quality monitoring, dust management controls, protecting our workforce and engaging stakeholders.

For more information on current initiatives to improve our dust management performance, see our ‘How strategic dust management is improving our air emissions’ case study at bhp.com.

Rehabilitation and closure

In recognition of the potentially significant financial, environmental, climate-related and social risks associated with future closure of our operations, we are committed to integrating closure and rehabilitation into our planning, decision-making and activities through the entire life cycle of our assets.

BHP’s closure objective is to deliver optimised closure outcomes for our operated assets in consultation with local communities and other stakeholders. Optimised closure outcomes are those that minimise adverse impacts and maximise post-closure value. We implement our objective by following the closure management process, which is designed to produce an optimised closure management plan that is integrated into our operational plans. In addition to compliance with legal requirements, our closure management process takes into consideration our values, commitment to safety, and technical and economic achievability. We develop site-specific closure management plans for our operated assets that are designed to deliver enduring environmental and social benefits.

The closure outcome for a site may include one or a combination of alternative land use (including for enduring environmental and social benefits), ongoing management, relinquishment or responsible divestment. As part of the closure management process, BHP operated assets are required to prepare and maintain a closure management plan that balances business and external stakeholder interests and meets the following closure objectives:

•	comply with our obligations, legal requirements and BHP mandatory minimum performance requirements for closure

•	achieve safe and stable outcomes

•	effectively manage risks (both threats and opportunities)

•	meet approved target environmental outcomes by following the Our Requirements for Environment and Climate Change standard

•	progressively reduce obligations, including progressive closure of the area disturbed by our operational footprint

•	manage and optimise closure costs

Information about BHP’s financial provision related to rehabilitation and closure liabilities is available in note 14 ‘Closure and rehabilitation provisions’ in section 5.

We apply BHP’s Risk Framework to our closure management process to appropriately identify and manage closure risks (both threats and opportunities) in our closure management plans. Our closure management plans are also required to include long-term monitoring to verify that any controls implemented are effective and performance standards are achieved and maintained after operations cease.

We regularly review our process to progressively close and rehabilitate areas that are no longer required for operational purposes and update our closure management plans and practices as required with knowledge obtained from on-site experience across our business and leading practice from the global industry.

We report annually on the status of land disturbance and rehabilitation.

More information on our approach to closure is available at bhp.com/sustainability.

Contributing to a resilient environment

BHP recognises we have a broader role to play in contributing to environmental resilience. We achieve this through our social investment strategy and work with strategic partners and communities to invest in voluntary projects that contribute to the management of areas of national or international conservation significance.

We have committed more than US$78 million to biodiversity conservation since 2011, through our alliance with Conservation International and other partners. We look for projects that can provide multiple benefits, such as contributing to water quality or quantity, nature-based solutions to climate change and local livelihoods or cultural benefits, in addition to contributing to biodiversity conservation.

More information on initiatives we have contributed to is available at bhp.com/sustainability.

Water

Access to safe, clean water is a basic human right, central to livelihoods and essential to maintaining healthy ecosystems. Water is also integral to what we do and BHP cannot operate without it. We adopted a Water Stewardship Strategy in FY2017 to improve our management of water, increase transparency and contribute to the resolution of shared water challenges. In FY2019, we developed our Water Stewardship Position Statement which is available at bhp.com/environment/water.

Our vision is for a water secure world by CY2030, consistent with the UNSDGs and our previously communicated CY2030 public goal for water. Communities, governments, business and civil society must work together to build a world where terrestrial and marine water resources are conserved and resilient, and continue to support healthy communities and ecosystems, maintain cultural and spiritual values and sustain economic growth.

We interact with water in a number of ways, including: extracting it for ore processing, cooling, dust suppression and processing mine tailings; managing it to access ore through dewatering, as part of the oil recovery process and at our closed operations; providing drinking water and sanitation facilities; ecosystem irrigation; discharging it back to the receiving environment; interacting with marine water resources through our port facilities and offshore Petroleum facilities; and utilising marine water for desalination.

We recognise our responsibility to effectively manage our interactions and minimise impacts on water resources. Effective water stewardship must begin within our operations. From there, we can more credibly collaborate with others toward solutions to shared water challenges. Water challenges that we face may include water scarcity or high variability in water supply due to climatic conditions or collective use or impacts within a catchment. These challenges need to be managed appropriately to minimise impacts to the environment, communities and BHP’s ongoing viability. We identify and assess opportunities to reduce stress on high-risk water resources and implement actions where appropriate. For example:

•

Queensland Coal is located in a region with highly variable rainfall. In any given year, we may need to manage an excess of water or an insufficient water supply for operational needs, which may influence our projected production or costs. In FY2020, a number of intense rainfall events in the location of Queensland Coal resulted in capture of water volumes above that needed for operations. This excess water is managed to minimise impacts to the environment and community while maintaining operational continuity, with a number of options available including: storage for future use; transfer to other sites that require water; or discharge in line with legal requirements.

•

Escondida mine extracted groundwater from the Andean aquifers in Chile, where freshwater resources are scarce. In December 2019, we ceased extraction of groundwater for operational purposes (other than small quantities of groundwater extracted for pit dewatering to allow safe mining) 10 years earlier than originally scheduled.

•

WAIO operations commonly mine ore that is below the natural water table and must extract water (an activity known as ‘dewatering’) to mine safely. The extracted water is used to meet the mine’s water use requirements, but at most sites the dewatering volumes exceed use requirements. This surplus water is generally fresh to brackish in quality and is a recognised environmental, social and economic resource. In recent years, WAIO has developed large water infrastructure schemes to return most of this surplus water to groundwater systems. In line with increasing surplus water, WAIO has updated its long-term water strategy to optimise operational considerations as well as social value and environmental outcomes.

During FY2020, our internal focus was on strengthening our processes for water risk management, accountabilities and data. We progressed the implementation of our Group-wide standards for water management, water data and drinking water, with operated assets assessing compliance with these standards and, where necessary, developing an action plan to achieve full compliance. We progressed actions to further identify and assess water interactions and operational water-related risks, including catchment-level risks. These activities have resulted in an improved understanding of our water-related risks.

We made progress on our public target for water. In FY2017, we announced a five-year water target of reducing FY2022 freshwater withdrawal(16) by 15 per cent from FY2017 levels(17) across our operated assets. Reducing the amount of fresh water we use is important, as this is generally the water resource that communities in which we operate and the environment most rely on. We developed this target based on each operated asset’s circumstances, the potential to reduce freshwater use and the asset’s level of contribution to BHP’s water target. In FY2020, freshwater withdrawal decreased 18 per cent (126,997 megalitres/annum) compared to FY2019 (155,570 megalitres/annum). The FY2020 result also represents a 19 per cent reduction on the adjusted FY2017 baseline, exceeding our 15 per cent reduction target. Progress on the target is primarily due to ongoing reduction over a number of years, and from December 2019 the cessation of groundwater withdrawal for operational supply purposes from the Andean aquifers at Escondida. Other reductions in FY2020 include decreased surface water withdrawal at Queensland Coal, increased sourcing of desalinated water and increased recovery of low-quality water from water storage facilities at our operated assets. We remain on track to sustain reductions to meet the 15 per cent reduction target in FY2022.

(16)

Where ‘withdrawal’ is defined as water withdrawn and intended for use (in accordance with ‘A Practical Guide to Consistent Water Reporting’, ICMM (2017)). ‘Fresh water’ is defined as waters other than seawater, wastewater from third parties and hypersaline groundwater. Freshwater withdrawal also excludes entrained water that would not be available for other uses. These exclusions have been made to align with the target’s intent to reduce the use of freshwater sources of potential value to other users or the environment.

(17)

The FY2017 baseline data has been adjusted to account for: the materiality of the strike affecting water withdrawals at Escondida in FY2017 and improvements to water balance methodologies at WAIO and Queensland Coal and exclusion of hypersaline, wastewater, entrainment, supplies from desalination and Discontinued operations (Onshore US assets) in FY2019 and FY2020.

Our global freshwater withdrawals from FY2017 to FY2020 are shown in the following figure.

All water performance data presented in this Report are from operated assets during FY2020. For a year-on-year comparison of data related to operated assets and further analysis of our water data and performance, refer to section 6.6.5.

We have publicly reported our water metrics and progress on water specific targets for more than 15 years, since the establishment of the Minerals Council of Australia’s Water Accounting Framework (WAF) Input-Output Model. In FY2019 we transitioned our water reporting to align with the ICMM ‘A Practical Guide to Consistent Water Reporting’ (ICMM Guidelines), a mining sector framework to allow for comparable water data reporting across the mining and minerals sector. Although the ICMM Guidelines generally align with the WAF and the GRI, alignment to the ICMM Guidelines has resulted in some changes to the way we now report water data. A key change is the terminology we use: we now describe our water inputs as water withdrawals; and water outputs as water consumption and water discharges.

We report on the following water metrics, as further described in section 6.6 and in detail in the ICMM Guidelines and WAF:

•	water withdrawals (water intended for use by an operated asset) by source, quality and asset

•	water discharges (water returned to the environment) by destination, operated asset and quality

•	water consumption (water used by the operated asset) by the type of consumption (e.g. evaporation, entrainment)

•	water recycled/reused (water that is used more than once at the operated asset) by quantity and efficiency

•	water diversions (water actively managed by the operated asset but not used for any operational purposes) by quantity

The reported metrics are either measured directly, estimated or simulated. The WAF accuracy statement process is used to determine level of accuracy for each metric. During FY2020, we continued to focus on improving the robustness of water data in line with the ICMM Guidelines. We endeavour to directly measure water withdrawals, water consumption, water discharges, water diversion and water recycled/reused. This allows us to regularly track and monitor data quality and performance. Using the WAF accuracy statement approach as outlined in the ICMM guidance (see section 3.3 of the WAF), we evaluated that 80 per cent of withdrawal volumes and almost 70 per cent of reported discharge volumes are measured for a majority of sources for the majority of the year, therefore this data is considered to be at a high accuracy level. We simulate or estimate elements, such as evaporation and entrainment volumes, at all our operated assets as these are challenging to measure and vary over time due to seasonal climatic changes and product variability, which results from the changing characteristics of ore bodies (for example, moisture content and whether the ores are located below or above the water table). Estimation is used in some instances, such as for runoff at Queensland Coal, for quality categorisation. This focus on improvements in data quality and understanding, particularly at WAIO and Queensland Coal, has resulted in restatement of the FY2017 data that formed part of the FY2017 baseline.

We seek to minimise our withdrawal of high-quality fresh water, which is water with low levels of salinity, metals, pesticides and bacteria and is relatively neutral (ph. 6-8.5) and use lower quality or saline water instead. Seawater continues to be our largest source of water withdrawal, representing over half of total withdrawals, predominantly for desalination at Escondida. Groundwater is our most significant freshwater source, at approximately one-third of total water withdrawals, predominantly at WAIO. Surface water withdrawals, largely influenced by rainfall, are the primary freshwater source at Queensland Coal. Currently, more than 85 per cent of our water withdrawals consist of water classified as low-quality. The definitions for water quality types are provided in section 6.8.2 and a detailed description is available in section 2.4 of the WAF.

As we further strengthen our data quality and our understanding of the influencing factors on water-related risk within the water catchment in which we operate, we will continue to refine our approach to goal and target setting. In our Water Stewardship Position Statement, we committed to realising our CY2030 vision by setting public, context-based, operated asset-level targets that will follow on from our current five-year Group-wide freshwater withdrawal target. During FY2020, we commenced planning for a water resource situational analysis (WRSA) process (defined in section 6.8.2), which aims to establish a collective view on the shared water challenges within the regions or catchments in which we operate. The WRSA process will commence in FY2021 and will inform our post-FY2022 water targets, which will vary across our operated assets depending on the nature of our interactions with water and the shared water challenges within each region.

Beyond our operational activities, we have committed to engaging across communities, government, business and civil society with the aim of catalysing actions to improve water governance, increase recognition of water’s diverse values and advance sustainable solutions. We continue to collaborate with the CEO Water Mandate to support harmonisation of water accounting standards. We see this as a critical step to strengthening transparency and collaboration across all sectors for improved water governance, in line with our Water Stewardship Position Statement.

For more information on our approach to water stewardship, progress against our water strategy and water performance in FY2020, refer to section 6.6.5 and bhp.com/sustainability.

More information on environment is available at bhp.com/sustainability.

1.7.7    Value chain sustainability

Promoting sustainability in our value chain

As a leading global resources company, we strive to work with our customers, suppliers and other value chain participants to promote sustainable practices across the full life cycle of our products.

BHP’s value chain sustainability strategy takes a systems approach, designed to assess and work with others to improve the sustainability impacts of our upstream supply chains, inbound and outbound logistics, and our products as they move through the value chain from extraction, processing and use. We can broadly categorise Value Chain Sustainability activities across our value chain as follows:

•	Responsible sourcing: Actions to integrate sustainability considerations into our inbound and outbound supply chains (including shipping)

•	Process stewardship: Actions to help ensure the sustainability performance of our operated assets meets the responsible sourcing expectations of the market

•	Product stewardship: Actions to influence the sustainability performance of our downstream value chain where we do not have operational control

Our Value Chain Sustainability strategy seeks to identify and improve performance across a wide range of relevant issues, including people, environment and communities. In determining where to focus, we consider financial impact as well as environmental and social materiality. Priority areas (see below) have been identified and are aligned with BHP’s social value priorities.

Responsible sourcing

We encourage the suppliers we work with to put sustainability at the heart of their operations. We are focused on how we can support suppliers and service providers to adopt sustainable business standards in health, safety, human rights, anti-corruption and environmental protection that are in line with our own. Contractors working at our operated assets are required to comply with our health, safety and environment (HSE) standards. We also look for opportunities to minimise safety, health, human rights, environmental and climate impacts throughout our value chain.

We take a risk-based approach to identify potential suppliers for more in-depth assessment of their compliance against our requirements. The approach is based on a combination of questionnaires, due diligence and third party data.

In FY2019, the foundations of our Ethical Supply Chain and Transparency program were developed and tested through the completion of a pilot program. The full program was launched in May 2020 and now forms the primary preventative control to manage the risk of a human rights breach within BHP’s supply chain. The program applies to all suppliers of non-traded goods and services to BHP. This program is critical to the sustainable operation of our business, but also to our responsibility to work with our suppliers and contractors to manage risks that human rights abuses present through our value chain. We are committed to working with our suppliers to enhance their understanding of our Ethical Supply Chain and Transparency processes, which includes taking steps to encourage them to improve management of human rights risks (including modern slavery) among subcontractors and across their own supply chain.

At BHP, we take a collaborative approach with our suppliers to maintain our commitment to sustainable operations. As an example, we participate in the ICMM’s Innovation for Cleaner Safer Vehicles program, which aims to introduce GHG emission-free surface mining vehicles by 2040.

COVID-19

COVID-19 has brought with it a number of human rights challenges throughout the value chain. During the pandemic, the welfare of workforces and communities, in particular vulnerable populations, has been the primary challenge while ensuring business continuity. Seafarers are already particularly vulnerable workers globally, and the COVID-19 pandemic has exacerbated the challenges faced by these workers. During the pandemic, this workforce has faced the closure of borders and reduction in flight availability, resulting in some crew members being unable to join their vessel or to return home for extended periods. In the early stages of the pandemic, BHP and relevant regulatory authorities worked closely to enable humanitarian assistance to be provided to seafarers.

We responded, for example, by supporting the seafarers centre in Port Hedland, Australia, to reopen in conjunction with regulatory authorities and clarified and encouraged shore leave requirements (as put in place by the Australian state governments) to be upheld. In addition, we worked with appropriate authorities to support a process for the timely provision of medical attention to seafarers, including those with suspected COVID-19. We recognise that seafarer welfare continues to be impacted by the pandemic and we are working to identify how BHP can further contribute to support these vulnerable people.

Process stewardship

We support industry association programs and other initiatives that bring together participants in a product’s life cycle to improve sustainability performance. For example, we are members of the ICMM, apply the ICMM Mining Principles and participate in the ICMM Materials Stewardship Facility. In FY2020, we developed and implemented a plan to conform to the updated ICMM Mining Principles, which now include clearly articulated performance expectations and requirements for asset-level validation. We are members of Responsible Steel, participated in the London Metal Exchange’s consultation on responsible sourcing standards and participated in the development of the Copper Mark, a new assurance program for responsible copper production established by the International Copper Association. Our participation in these initiatives is aimed at ensuring the standards and thresholds are meaningful and drive a fundamental change in the industry.

Product stewardship

BHP encourages the responsible design, use, reuse, recycling and disposal of our products throughout our value chain, in line with the ICMM Mining Principles.

Our Sales and Marketing team works with our operated assets to maintain compliance with all product regulatory requirements in relevant markets. This includes assessing the hazards of the products of mining according to UN Globally Harmonised System of Hazard Classification and Labelling or equivalent relevant regulatory systems, and communicating through safety data sheets and labelling as appropriate.

Where possible, BHP also works directly with those involved in the processing and use of our products to improve environmental performance throughout the value chain, and to promote the sustainable use of our products. For example, we work with individual customers to design and test raw material blends that optimise environmental performance. We also collaborate on research with customers, industry bodies and academia to identify sustainable product and process improvements. We seek to improve traceability and transparency of products through piloting blockchain initiatives with industry consortia.

In July 2019, BHP committed to set public goals related to Scope 3 GHG emissions. During FY2020, we investigated BHP’s opportunities to influence GHG emissions reductions through an analysis of our value chain and consultation with suppliers, customers, investors and other stakeholders. As a result, we have set Scope 3 GHG emissions goals for CY2030.

For more information on our approach to value chain sustainability visit bhp.com/sustainability.

Case study: A focus on maritime sector emissions

We are prioritising support for emissions solutions in the maritime sector. Ocean freight is vital to our success as a reliable global supplier and is coming into focus as an area in which, in partnership with the shipping industry, progress can be made to reduce emissions. We are one of the largest dry bulk charterers in the world, procuring freight for approximately 250 million tonnes of iron ore, coal and copper and completing approximately 1,500 voyages each year.

The International Maritime Organisation (IMO) has set goals to reduce the carbon intensity of international shipping by 40 per cent by CY2030 and by 70 per cent by CY2050, as well as reducing the total annual GHG emissions from international shipping by at least 50 per cent by CY2050. We believe we can make an important contribution to bringing about change in the bulk carrier segment.

Our Maritime and Supply Chain Excellence team is taking a proactive role and seeking to drive change in the industry to increase the focus on safety, environmental sustainability, innovation and efficiency. BHP has continued to collaborate with RightShip,(18) the world’s leading maritime risk management organisation to use their GHG ratings system that encourages charterers to use ships designed for greater energy efficiency. In response, we have seen ship owners improve engine performance and reduce drag. In July 2019, we released the world’s first bulk carrier tender for LNG-fuelled transport for up to 10 per cent of BHP’s iron ore. Introducing LNG-fuelled ships into BHP’s maritime supply chain is expected to significantly reduce CO2 and NOx (nitrogen oxide) emissions and eliminate SOx (sulphur oxide) emissions along the busiest bulk transport routes globally.

More information on value chain sustainability is available at bhp.com/sustainability.

1.7.8    Climate change

This year, we produced the BHP Climate Change Report 2020, aligned with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. The Report provides a more detailed discussion of our approach to identifying and managing climate-related risks (both threats and opportunities) and our progress on our public commitments in response to climate change. More information is available at bhp.com/climate.

Warming of the climate is unequivocal, the human influence is clear and physical impacts are unavoidable.

We believe the world must pursue the Paris Agreement goals, with increased levels of national and global ambition, to limit the impacts of climate change. Access to affordable and clean energy and the availability of natural resources for manufacturing are essential to meet sustainable development goals. At BHP, we advocate for actions in line with the Paris Agreement goals while recognising the challenge of achieving these goals is of global scale and historic complexity.

Portfolio analysis

The BHP Climate Change Report 2020 describes our latest portfolio analysis, including four scenarios: Central Energy View and Lower Carbon View which we use as inputs to our planning cases; a non-linear, higher temperature Climate Crisis scenario, and a 1.5°C Paris-aligned scenario.

(18)	RightShip is equally owned by BHP, Rio Tinto and Cargill. More information is available at rightship.com.

There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed.

To stay within a carbon budget that keeps global warming to no more than 1.5°C, the 1.5°C scenario requires steep global annual emissions reductions, sustained for decades. This pathway to 2050 represents a major departure from today’s global trajectory.

Our updated portfolio analysis demonstrates that our business can continue to thrive over the next 30 years, as the global community takes action to decarbonise, even under a Paris-aligned 1.5°C trajectory. This modelling indicated that cumulative demand for copper, nickel and potash over the next 30 years in the 1.5°C scenario could not only exceed the last 30 years, but also our mid-planning case (Central Energy View). The modelling also showed strong cumulative demand for iron ore, metallurgical coal and natural gas and more modest demand for oil in the transition to a low carbon future over the next 30 years.

Opportunities to invest in commodities such as potash, nickel and copper, and our rigorous approach to capital allocation, provide a strong foundation for our business as the world takes the action to decarbonise, even for a 1.5°C world.

Transitioning the global economy over the next 30 years on a trajectory consistent with the Paris Agreement goals would limit potential global climate-related impacts, including physical climate change risks at our assets, and potentially generate opportunities to add significant value to our portfolio. The need to adapt would also grow as the global average temperature rises, suggesting that transitioning to a 1.5°C world could limit the costs associated with adaptation in many regions, compared to higher temperature trajectories. The 1.5°C scenario is an attractive scenario for BHP, our shareholders and the global community.

However, today’s signposts do not indicate that the appropriate measures are in place to drive decarbonisation at the pace nor scale required for the 1.5°C scenario. If we see the necessary changes in our signposts, we will adjust our planning cases accordingly. Given the long lead times for new investments, we will continue to stress test our decision making with updated strategic themes and scenarios to better understand emerging opportunities. We will also continue to advocate for actions in line with the Paris Agreement goals and seek partnerships to leverage our own investments in low emissions and negative emissions technologies and natural climate solutions, because we believe it is the right thing to do for our shareholders and our global community.

Operational GHG emissions and energy consumption

BHP’s commitments to reduce operational GHG emissions

Short-term target: By FY2022, maintain emissions at or below FY2017 levels,(1) while we continue to grow our business

Medium-term target: Reduce emissions by at least 30 per cent from FY2020 levels(1) by FY2030

Long-term goal: Net-zero emissions by 2050(2)

Reducing our operational emissions is a key performance indicator for our business. Our performance against our targets is reflected in senior executive and leadership remuneration.

We have set public GHG emissions reduction targets since the 1990s and regularly review them as our strategy and circumstances change. Our current short-term target for FY2022 is to maintain our total operational emissions at or below FY2017 levels(1) while we continue to grow our business. We have also set the long-term goal of achieving net-zero operational emissions by 2050 and our new medium-term target is to reduce operational GHG emissions by at least 30 per cent from FY2020 levels(1) by FY2030. Building on our short-term target for FY2022, the FY2030 target sets the trajectory towards achieving our long-term goal.

BHP has disclosed Scope 1 and Scope 2 emissions totals based on an operational control approach to boundaries for many years. In FY2020, BHP has for the first time also disclosed total emissions under a financial control approach and an equity share approach, providing more detail on emissions associated with our investments. Refer to section 6.6.4 for our equity share and financial control emissions. BHP’s operational emissions targets continue to be measured against our GHG emissions based on an operational control, market-based methodology.

(1)

FY2017 and FY2020 baseline will be adjusted for any material acquisitions and divestments based on GHG emissions at the time of the transaction. Carbon offsets will be used as required. FY2017 baseline is on a Continuing operations basis and has been adjusted for divestments.

(2)	Carbon offsets will be used as required.

Operational energy consumption by source (TWh) (1)(2)

	Year ended 30 June
	2020	2019	2018	2017
Consumption of fuel	31.6	31.6	31.9	31.1
- Coal and coke	0.2	0.2	0.2	0.2
- Natural gas	5.8	6.6	8.6	9.2
- Distillate/gasoline	25.0	24.1	22.6	21.0
- Other	0.6	0.7	0.6	0.6
Consumption of electricity	10.1	9.6	9.6	7.8
Consumption of electricity from grid	8.9	8.5	8.5	6.6

Total operational energy consumption	42	41	42	39

Operational energy consumption from renewable sources (TWh)	0.01	0.01	0.01	0.01

	Year ended 30 June
Operational GHG emissions by source (million tonnes CO2-e) (1)(2)(3)(4)	2020	2019	2018	2017
Scope 1 GHG emissions (5)	9.5	9.7	10.6	10.5
Scope 2 GHG emissions (6)	6.3	6.1	6.4	5.8

Total operational GHG emissions	15.8	15.8	17.0	16.3

Total operational GHG emissions (adjusted for Discontinued operations) (7)	15.8	15.3	15.3	14.6

Operational GHG emissions intensity (tonnes CO2-e per tonne of copper equivalent production) (8)	2.0	2.4	2.4	2.2
Percentage of Scope 1 GHG emissions covered under an emissions-limiting regulation (9)	79%	74%	81%	79%
Percentage of Scope 1 GHG emissions from methane	19%	19%	21%	20%
Scope 2 GHG emissions (location based) (6)	5.1	5.1	6.1	6.0

Operational energy usage increased by 3 per cent from FY2019, on a Continuing operations basis. The increase is a result of increased production at WAIO, as well as increased energy usage at BHP Mitsubishi Alliance (BMA) and BHP Mitsui Coal (BMC) and Olympic Dam.

In FY2020, operational emissions (Scope 1 and Scope 2) increased by 8 per cent from the adjusted FY2017 baseline and 3 per cent from FY2019, on a Continuing operations basis. The increase is a result of increased production and energy usage at WAIO, as well as increased energy usage at BHP Mitsubishi Alliance (BMA), BHP Mitsui Coal (BMC) and Nickel West. While our annual emissions are currently higher than FY2017 levels, our asset-level emissions forecasts show we are on track to meet our FY2022 target, due primarily to implementation of renewable energy contracts in Chile in FY2022.

FY2018 and FY2019 GHG emissions have been restated due to a move from location-based (grid) emission factors to market-based emission factors (contract specific) at the Escondida and Pampa Norte (which includes Spence and Cerro Colorado) copper operations in Chile. The current electricity supply contracts are with coal and natural gas powered suppliers, and therefore the emissions intensity of the contracted supply is significantly higher than the grid average. The change in emission factors was made to make BHP’s reporting more consistent, as the market-based approach is the primary method of reporting when the relevant information is available.

More information on the calculation methodologies, assumptions and key references used in the preparation of our Scope 1 and Scope 2 emissions data can be found in the BHP Scope 1, 2 and 3 Emissions Calculation Methodology, available at bhp.com/climate. More information on our strategy to further reduce GHG emissions, including our investments in low emissions technology and natural climate solutions, is available in the BHP Climate Change Report 2020 at bhp.com/climate.

(1)

Unless otherwise noted, FY2017 and FY2018 data includes Continuing operations and Discontinued operations (Onshore US assets). Unless otherwise noted, FY2019 data includes Continuing operations and Discontinued operations (Onshore US assets) to 31 October 2018. Data in italics indicates that data has been adjusted since it was previously reported. FY2019 originally reported data that was restated is 5.0 million tonnes CO2-e for Scope 2 GHG emissions, 14.7 million tonnes CO2-e for total operational GHG emissions, and 2.2 tonnes CO2-e per tonne of copper equivalent production for operational GHG emissions intensity.

(2)

Calculated based on an operational control approach in line with World Resources Institute/World Business Council for Sustainable Development guidance. Consumption of fuel and consumption of electricity refers to annual quantity of energy consumed from the combustion of fuel; and the operation of any facility; and energy consumed resulting from the purchase of electricity, heat, steam or cooling by the company for its own use. Over 99.9 per cent of BHP’s energy consumption and emissions occurs outside the UK offshore area (as defined in the relevant UK reporting regulations). UK energy consumption of 222,368 kWh and emissions of 52 tonnes CO2-e is associated with electricity consumption from our office in London. One TWh equals 1,000,000,000 kWh.

(3)	BHP currently uses Global Warming Potentials (GWP) from the Intergovernmental Panel on Climate Change (IPCC) Assessment Report 4 (AR4) based on 100-year timeframe.

(4)

Scope 1 and Scope 2 emissions have been calculated based on an operational control approach (unless otherwise stated) in line with the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard. BHP Scope 1, 2 and 3 Emissions Calculation Methodology, available at bhp.com/climate.

(5)	Scope 1 refers to direct GHG emissions from operated assets.

(6)

Scope 2 refers to indirect GHG emissions from the generation of purchased or acquired electricity, steam, heat or cooling that is consumed by operated assets. Our Scope 2 emissions have been calculated using the market-based method using supplier specific emission factors, in line with the Greenhouse Gas Protocol Scope 2 Guidance unless otherwise specified. A residual mix is currently unavailable to account for voluntary purchases and this may result in double counting between electricity consumers.

(7)	Excludes Onshore US assets, which were divested in FY2019.

(8)

Copper equivalent production has been calculated based on FY2020 average realised product prices for FY2020 production, FY2019 average realised product prices for FY2019 production, FY2018 average realised product prices for FY2018 production, and FY2017 average realised product prices for FY2017 production. Production figures used are consistent with energy and emissions reporting boundaries (i.e. BHP operational control) and are taken on 100 per cent basis.

(9)

Scope 1 emissions from BHP’s facilities covered by the Safeguard Mechanism administered by the Clean Energy Regulator in Australia and the distillate and gasoline emissions from turbine boilers at the cathode plant at Escondida covered by the Green Tax legislation in Chile.

Scope 3 emissions

We recognise the importance of taking action to support efforts to reduce emissions across our full value chain, as the emissions from our customers’ use of our products are significantly higher than those from our operated assets.

During FY2020, we investigated BHP’s opportunities to enable emissions reductions through an analysis of our value chain and consultation with suppliers, customers, investors and other stakeholders. As a result, we have set Scope 3 GHG emissions goals for CY2030, supported by an annual action plan and aligned to a long-term vision of decarbonisation of the steel and maritime sectors, in line with the Paris Agreement goals.

For more information, refer to the BHP Climate Change Report 2020 at bhp.com/climate.

Scope 3 emissions performance

The most significant contributions to Scope 3 emissions come from the downstream processing and use of our products, in particular from the use of our iron ore and metallurgical coal in steelmaking. Our analysis indicates that in FY2020, emissions associated with the processing of our non-fossil fuel commodities (iron ore to steel; copper concentrate and cathode to copper wire) were 210.8–327.8 million tonnes of CO2-e. Emissions associated with the use of our fossil fuel commodities (metallurgical and energy coal, oil and gas) were 130.5-205.0 Mt CO2-e. Refer to footnote (1) on the following page for an explanation of why a degree of overlap in reporting boundaries occurs, due to our involvement at multiple points in the life cycle of the commodities we produce and consume. A significant example of a boundary overlap is between iron ore and metallurgical coal that results in a portion of metallurgical coal emissions being double counted across these two categories in the higher end estimate number. This means that the emissions reported under each Scope 3 category should not be added up, as to do so would give an inflated total figure. For this reason, we do not report a total Scope 3 emissions figure.

This year, we have also included a lower end estimate of the Scope 3 emissions from the combustion of metallurgical coal that avoids the double counting of the emissions arising from iron and steel production. We have included the lower-end number in the estimate of our Scope 3 emissions, in part to reflect the different ways of calculating Scope 3 emissions, particularly when there is an overlap. The inclusion of two numbers also reflects the different uses for reported Scope 3 emissions. The first, larger number is suitable as a proxy for an assessment of carbon risk to the portfolio. The lower number, calculated to avoid double counting, provides a more useful input into an assessment of the total Scope 3 emissions associated with our value chains.

More information on the calculation methodologies, assumptions and key references used in the preparation of Scope 3 emissions data can be found in the BHP Scope 1, 2 and 3 Emissions Calculation Methodology, available at bhp.com/climate.

Scope 3 GHG emissions by category (million tonnes CO2-e) (1)

	Year ended 30 June
	2020	2019	2018	2017
Upstream
Purchased goods and services (including capital goods)	16.9	17.3	8.2	7.7
Fuel and energy related activities	1.3	1.3	1.4	1.4
Upstream transportation and distribution (2)	3.8	3.6	3.6	3.2
Business travel	0.1	0.1	0.1	0.1
Employee commuting	0.2	<0.1	<0.1	<0.1
Downstream
Downstream transportation and distribution (3)	4.0	4.0	5.0	2.8
Investments (i.e. our non-operated assets) (4)	3.9	3.1	1.7	1.9
Processing of sold products (5)
Iron ore processing (6)	205.6-322.6	197.2-299.6	201.2-317.4	194.1-309.5
Copper processing	5.2	5.1	5.2	4.2

Total processing of sold products	210.8-327.8	202.3-304.7	206.4-322.6	198.3-313.7

Use of sold products
Metallurgical coal (6)	33.7-108.2	34.7-111.4	35.0-112.3	32.5-105.5
Energy coal (7)	56.4	67.0	71.0	72.1
Natural gas (7)	20.6	28.3	36.4	38.3
Crude oil and condensates (7)	17.9	23.3	29.6	33.1
Natural gas liquids (7)	1.9	2.8	4.5	5.1

Total use of sold products	130.5-205.0	156.0-232.7	176.5-253.8	181.1-254.1

(1)

Scope 3 emissions have been calculated using methodologies consistent with the Greenhouse Gas Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard. Scope 3 emissions reporting necessarily requires a degree of overlap in reporting boundaries due to our involvement at multiple points in the life cycle of the commodities we produce and consume. A significant example of this is that Scope 3 emissions reported under the ‘Processing of sold products’ category include the processing of our iron ore to steel. This third party activity also consumes metallurgical coal as an input, a portion of which is produced by us. For reporting purposes, we account for Scope 3 emissions from combustion of metallurgical coal with all other fossil fuels under the ‘Use of sold products’ category, such that a portion of metallurgical coal emissions is accounted for under two categories. This is an expected outcome of emissions reporting between the different scopes defined under standard GHG accounting practices and is not considered to detract from the overall value of our Scope 3 emissions disclosure. This double counting means that the emissions reported under each category should not be added up, as to do so would give an inflated total figure. For this reason, we do not report a total Scope 3 emissions figure. More information on the calculation methodologies, assumptions and key references used in the preparation of our Scope 3 emissions data can be found in the associated BHP Scope 1, 2 and 3 Emissions Calculation Methodology, available at bhp.com/climate.

(2)

Includes product transport where freight costs are covered by BHP, for example under Cost and Freight (CFR) or similar terms, as well as purchased transport services for process inputs to our operations.

(3)	Product transport where freight costs are not covered by BHP, for example under Free on Board (FOB) or similar terms.

(4)	For BHP, this category covers the Scope 1 and Scope 2 emissions (on an equity basis) from our assets that are owned as a joint venture but not operated by BHP.

(5)

All iron ore production is assumed to be processed into steel and all copper metal production is assumed to be processed into copper wire for end use. Processing of nickel, zinc, gold, silver, ethane and uranium oxide is not currently included, as production volumes are much lower than iron ore and copper and a large range of possible end uses apply. Processing/refining of petroleum products is also excluded as these emissions are considered immaterial compared to the end-use product combustion reported in the ‘Use of sold products’ category.

(6)

Scope 3 emissions reported under the ‘Processing of sold products’ category include the processing of our iron ore to steel. This third party activity also consumes metallurgical coal as an input, a portion of which is produced by us. For the higher-end estimate, we account for Scope 3 emissions from combustion of metallurgical coal with all other fossil fuels under the ‘Use of sold products’ category, such that a portion of metallurgical coal emissions is accounted for under two categories. The low-end estimate apportions the emission factor for steel between iron ore and metallurgical coal inputs. The low-end estimate for iron ore only accounts for BHP’s Scope 3 emissions from iron ore and does not account for BHP’s or third party coal used in the steelmaking process. Scope 3 emissions from BHP’s coal are captured in the ‘Use of sold products’ category under metallurgical coal.

(7)	All crude oil and condensates are conservatively assumed to be refined and combusted as diesel. Energy coal, Natural gas and Natural gas liquids are assumed to be combusted.

Climate Investment Program

BHP will invest at least US$400 million over the five-year life of the Climate Investment Program (CIP), announced in July 2019. The CIP will invest in emissions reduction projects across our operated assets and value chain. It is a demonstration of our commitment to taking a product stewardship role in relation to our full value chain. Initial investments will focus on reducing emissions at our Minerals (Australia and Americas) operated assets and addressing Scope 3 emissions in the steelmaking sector, particularly emerging technologies that have the potential to be scaled for widespread application. During FY2020, potential CIP projects have requested approximately US$350 million over five years. Establishing a robust pipeline is critical to drive prioritisation of the best projects across our operated assets and value chain, and to ensure that our emissions targets can be met alongside safety, production and cost targets.

Natural climate solutions

Investing in natural ecosystems is a cost-effective and immediately available solution to mitigate climate change. BHP works to support the development of market mechanisms that channel private sector finance into projects that increase carbon storage or avoid GHG emissions through conservation, restoration and improved management of landscapes and wetlands, such as REDD+(1). Our REDD+ strategy was broadened in FY2020 to include investments in reforestation, afforestation and ‘blue’ carbon – the carbon stored in coastal and marine ecosystems (e.g. mangroves, tidal marshes and seagrasses). We focus on project support, governance and market stimulation for carbon credits generated by these projects.

In CY2020, BHP established our Carbon Offset strategy that describes how we propose that a quantity of carbon offsets be procured and from the mid-2020s onwards retired voluntarily at regular intervals. While we will prioritise emissions reductions within our operated assets to meet our medium-term target, by including offsets as an element of our climate change strategy, BHP will also continue to support a range of projects that offer sustainability co-benefits, including support for local communities and biodiversity conservation.

For more information, refer to the BHP Climate Change Report 2020 at bhp.com/climate.

(1)	REDD+ is the United Nations (UN) program for reducing emissions from deforestation and forest degradation.

Contributing to the global response

Climate change is a global challenge that requires collaboration, and industry has a key role to play in supporting policy development. We engage with governments and other stakeholders to contribute to the development of an effective, long-term policy framework that can deliver a measured transition to a low carbon economy. We prioritise working with others to enhance the global policy and market response and support the development of market mechanisms that reduce global GHG emissions through projects that generate carbon credits.

We believe that polices to spur rapid action should be implemented in an equitable manner to address competitiveness concerns and achieve lowest cost abatement.

We believe an effective policy framework should include a complementary set of measures, including a globally consistent price on carbon, support for low emissions and negative emissions technologies and measures to build resilience. We are a signatory to the UNFCCC ‘Paris Pledge’ (which brings together cities, regions, companies and investors in support of the Paris Agreement) and the World Bank’s ‘Putting a Price on Carbon’ statement, and a partner in the Carbon Pricing Leadership Coalition, a global initiative that brings together leaders from industry, government, academia and civil society with the goal of putting in place effective carbon pricing policies.

We also advocate for a framework of policy settings that will accelerate the deployment of carbon capture, utilisation and storage and/or carbon capture and storage (CCUS). Modelling of 2°C and 1.5°C scenarios consistently highlight the critical role of low emissions and negative emissions technologies. This is why BHP is committed to catalysing action to accelerate CCUS commercialisation at scale and acceptable cost and is a member of the Global CCS Institute and the UK Government’s Council on Carbon Capture Usage and Storage.

Industry association review

BHP is a member of industry associations around the world. We believe associations can perform a number of functions that can lead to better outcomes on policy, practice and standards.

Over the past five years, there has been increasing stakeholder interest in the role played by industry associations in public policy debates, particularly in the context of climate change policy. We published our first industry association review in 2017, which sought to identify ‘material differences’ between BHP and our member associations on climate change policy. We repeated this exercise in 2018 and 2019. For the latter, we have broadened our methodology to capture additional organisations and to provide an assessment of the extent of overall alignment between BHP and our association memberships on climate change policy. Outcomes from our 2019 review are set out in our 2019 Industry Association Review Report available at bhp.com.

Following that 2019 review, we commenced a process to understand how we could further enhance our overall approach to industry associations to ensure we maximise the value of our memberships. We have also taken further steps to address investor expectations around climate change advocacy by industry associations by engaging with a broad range of stakeholders from around the world, including investors, civil society groups, community groups and industry associations. As a result of that feedback, we decided to make the following key changes to our approach to industry associations:

•

We developed and published our Global Climate Policy Standards(1), which are intended to provide greater clarity on how our climate change policy positions should be reflected in our own advocacy and that of associations to which we belong.

•

We announced our intention to work with the various associations that represent the minerals sector in Australia to develop and agree a protocol on policy advocacy, the purpose of which would be to define the policy areas on which the associations advocate, having regard to their jurisdictional responsibilities.

•

We announced our intention to work with key associations in Australia to develop and publish an annual advocacy plan, the purpose of which is to provide stakeholders with greater transparency on the policy priorities and activities of the associations.

•

We made a number of enhancements to our own disclosure of our industry association memberships, to provide more information on our material association memberships, disclose in ‘real time’ if a relevant association substantially departs from our climate change policy standards, and update our industry association review process.

(1)	https://www.bhp.com/our-approach/operating-with-integrity/industry-associations-bhps-approach/

Managing risk and opportunity

Risks related to the potential physical impacts of climate change include acute risks resulting from increased severity of extreme weather events and chronic risks resulting from longer-term changes in climate patterns. In order to strengthen our approach to adapting to actual or potential physical impacts of climate change, BHP undertook a series of assessments and engagements in FY2020. These included a questionnaire for our operated assets, industry benchmarking assessment, internal policy review and extensive engagements across BHP. We take a risk-based approach to adaptation, including consideration of the potential vulnerabilities of our operated assets, investments, portfolio, communities, ecosystems and our suppliers and customers across the value chain.

Transition risks arise from policy, regulatory, legal, technological, market and other societal responses to the challenges posed by climate change and the transition to a low carbon economy. A broader discussion of our climate-related risk factors and risk management approach is provided in the risk factors set out in section 1.5.4, as well as in the BHP Climate Change Report 2020 at bhp.com/climate.

Engagement and disclosure

BHP was one of the first companies to align our climate-related disclosures with the recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD). We believe the TCFD recommendations represent an important step towards establishing a widely accepted framework for climate-related financial risk disclosure and we have been a firm supporter of this work. Our Vice President of Sustainability and Climate Change, Dr Fiona Wild, is a member of the Task Force.

We are committed to continuing to work with the TCFD and our peers in the resources sector to support the wider adoption of the TCFD recommendations and the development of more effective disclosure practices within the sector.

More information on climate change is available at bhp.com/climate as well as in the BHP Climate Change Report 2020.

1.7.9     Community

Engaging with communities

At the centre of our approach to engaging and building social value is our commitment to respecting stakeholders. We believe we are successful when we have established meaningful long-term relationships that understand local cultures and their priorities, and when we have supported resilient and diversified local economies with benefits that continue beyond the life of our assets.

Our engagement approach seeks to develop and maintain open, honest relationships built on trust. Only with these attributes can we understand the real and perceived impacts of our activities and how we can partner with communities to contribute to long-term social value.

Our Code of Conduct and the Our Requirements for Community standard govern our actions and aspiration to make a positive contribution to communities where we have a presence and minimise adverse impacts where these cannot be avoided.

Community and human rights are Group Risks under our Risk Framework. In FY2020, we undertook work to update and align the Community risk profile with the Risk Framework. The Community risk profile now captures risk events linked to business activities, for example the impact of business transformation, community dependency on BHP and a human rights breach within our operated assets or value chain; and external factors, including changing societal expectations, community unrest and protests, and the impacts on communities of an economic downturn. We have a suite of systems, processes and tools to help us understand, plan, implement and evaluate our engagement activities and to ensure all these activities are conducted in a culturally sensitive and socially inclusive manner. These include social baseline analysis, social impact and opportunity assessments, human rights impact assessments, stakeholder mapping and community perception surveys.

In FY2020, all our operated assets had stakeholder engagement management plans in place. These engagement plans and our engagement activities are based on an understanding and analysis of the local context. As an example of our engagement activities, in FY2020, our BMA team in Queensland met quarterly through community consultative committees and special reference groups to discuss community preparedness related to innovation and technology. In Chile, through multi-stakeholder dialogue tables we engaged with Indigenous communities on environmental and technical information, and the implementation of Indigenous peoples plans.

Aligned with our internal standards, social impact and opportunity assessments were conducted in the United States, Chile and Trinidad and Tobago in FY2020. Primary findings across our Chilean operated assets included the impacts on Indigenous peoples, community health and marine water quality with opportunities to promote local sustainable development, diversify economic activity and improve the quality and access to education. Across North America and Trinidad and Tobago impacts identified were those on fisheries and wildlife and coastal environments affecting livelihoods, with opportunities to support capacity development, and education and employment outcomes.

We are committed to enabling communities to express their views, experiences, concerns and complaints related to us and our activities. Throughout FY2020, community members’ primary concerns as reported by our operated assets through their engagement with communities were related to jobs and youth unemployment, local community development and the environment. More information on community concerns across the regions can be found at bhp.com/sustainability.

In FY2020, we received 114 community complaints globally across our operated assets with the majority of complaints relating to odour and noise. This is an 18 per cent decrease in complaints received compared to FY2019. We did not record any significant community incidents in FY2020, therefore meeting our five-year public target of no significant community events between FY2017 and FY2022.(19) In FY2020, there were no protest events or project delays as a result of community concerns, community or stakeholder resistance or protest, or armed conflict in relation to BHP’s operations. Our planned review of asset-level complaints and grievance mechanisms at our operated assets, for global consistency and to ensure they meet the standards required under the UN Guiding Principles on Business and Human Rights was delayed as a result of COVID-19. Our community teams focused on the response to the pandemic during this period and the review is now planned to be completed in FY2021.

(19)

A significant event resulting from BHP operated activities is one with an actual severity rating of four and above, based on our internal severity rating scale (tiered from one to five by increasing severity) as defined in our mandatory minimum performance requirements for risk.

In FY2020, we had no reported artisanal or small-scale mining on or adjacent to our operations. As part of our commitment to respecting human rights, BHP recognises water access, sanitation and hygiene as human rights and acknowledges the traditional, spiritual and cultural connections to water, as outlined in our Water Stewardship Position Statement. Engaging with communities on water risks is an integral component of our water stewardship work. We continued to strengthen our engagement with stakeholders on water-related risks (both threats and opportunities) in FY2020 at the community and catchment levels.

More information is available at bhp.com/environment/water.

Social investment

Social investment is one of the tools in our overall approach to contributing to the creation of social value. Social investment is our voluntary contribution towards projects or donations with the primary purpose of contributing to the resilience of the communities where we have a presence and the environment, aligned with our broader business priorities. We have a long-standing commitment to invest not less than 1 per cent of pre-tax profits(20) in voluntary social and environmental initiatives. Using research and through a collaborative approach, we work with our diverse range of stakeholders to understand and identify social needs and existing resources through which we can design our social investment to create meaningful outcomes for communities. We partner with appropriate organisations to deliver our social investment initiatives, including our employee Matched Giving Program.

Aligned with the UNSDGs, our Social Investment Framework underpins our voluntary social investment approach and provides a consistent framework for our local, regional, national and global investments. The framework and Social Investment Strategy are reviewed regularly, most recently in FY2020, to ensure we evolve our focus with that of communities, understand their ambitions and create enduring positive outcomes.

Our voluntary social investment in FY2020 totalled US$149.63 million, consisting of US$113.83 million in direct community development and environment projects and donations, US$12.03 million equity share to non-operated joint venture social investment programs, a US$12 million donation to the BHP Foundation(21) and US$1.85 million under the Matched Giving Program. Administrative costs to facilitate direct social investment activities totalled US$8.58 million and US$1.33 million supported the operations of the BHP Foundation.

Our FY2020 social investment increased by 60 percent compared with FY2019 as a result of a higher 1 per cent commitment (calculated on a three year rolling average) and our investments to support the COVID-19 response and recovery efforts across our locations.

In line with our Social Investment Framework, we support projects that enhance human capability and inclusion through increasing the number of people with improved health and wellbeing, access to quality education and vocational training, and enhanced livelihood opportunities. Through our social investment contribution, more than 427,000 students participated in community projects and 1,747 people received job-related training through our community partners. More than 840 scholarships were awarded, including 465 to young Indigenous peoples and 436 to young women.

We aim to contribute to enduring environmental and social benefits in addition to the dedicated work of our HSE team through biodiversity conservation, water stewardship and climate change mitigation and adaptation. Through our social investments 12,300 hectares of land was managed for conservation.

We aim to contribute to good governance with a focus on reducing corruption, enhancing transparency and strengthening institutions. Through our investments, almost 770 non-government and community-based organisations and more than 790 small businesses participated in capacity building activities, and 143 of these were Indigenous organisations. In addition, 21 organisations we partner with received dedicated anti-corruption training.

Crisis response and disaster relief

FY2020 saw challenges to the health and livelihoods of communities across the world. We work closely with communities to understand where our efforts to support response and resilience initiatives are best placed during an emergency event. For information about our social investment initiatives in response to the social unrest in Chile, the Australian bushfires, the COVID-19 pandemic and the Black Lives Matter movement, refer to section 1.4.6 and bhp.com/sustainability.

Local economic growth

We support the growth of local businesses in the regions where we operate and are committed to sourcing and promoting locally available products and services. Our operated assets develop local procurement plans that identify opportunities for local suppliers, including small businesses, to deliver capacity building and employment creation initiatives. These initiatives are designed to be sustainable post BHP’s presence in the region.

(20)	Our voluntary social investment is calculated as 1 per cent of the average of the previous three years’ pre-tax profit.
(21)

The BHP Foundation is a charitable organisation established and funded by BHP, which works in partnership with internationally recognised institutions, think tanks and non-government organisations to address some of the most critical sustainable development challenges facing society that are directly relevant to the resources sector.

During FY2020, 12 per cent of our total external expenditure was with local suppliers. An additional 84 per cent of our supply expenditure was located within the regions in which we operate.

Our expenditure with local suppliers in FY2020 was mostly in Chile (15 per cent), Australia (11 per cent), the United States (9 per cent) and Trinidad and Tobago (2 per cent). These percentages are of our total external expenditure within that context.

In addition to procuring locally, where possible, we employ local people (refer to section 1.6.1) and support broader regional and national economies by paying taxes and royalties.

Human rights

We are committed to respecting internationally recognised human rights as set out in the Universal Declaration on Human Rights and the Voluntary Principles on Security and Human Rights, and operating in a manner consistent with the UN Guiding Principles on Business and Human Rights and the UNGC Ten Principles.

Our Code of Conduct sets the standards of behaviour and commitments for our people, as well as our contractors, suppliers and others who perform work for BHP (when under relevant contractual obligations). Our Human Rights Policy Statement sets out our expectations of our people, business partners and other relevant parties to respect human rights. The commitments in Our Code of Conduct and Human Rights Policy Statement are implemented through mandatory minimum performance requirements in the Our Requirements standards.

We recognise we have the potential to directly impact, contribute to or be linked to human rights impacts on people. This is through our active operations, closed and legacy assets, value chain activities and relationships with business partners. We continued to work collaboratively with stakeholders in FY2020 to understand the rights most at risk by our activities and to build awareness across our functions and operated assets about respecting rights.

Human rights is a Group Risk within the Environment, climate change and community Group Risk category under our Risk Framework. In FY2020, we revised human rights risk assessments for our Global Asset Services office in Manila and completed a human rights risk assessment at a major Australian project. The application of our risk identification, assessment and management processes in FY2020 considered potential scenarios, including security, supply chain, and labour conditions, which may lead to a breach of human rights. Also in FY2020, we continued our pilot of a globally consistent methodology for human rights impact assessments (HRIA) across several locations, including legacy sites, and work commenced on HRIAs for WAIO and in Minerals Americas. Although HRIAs may identify potential impacts to be considered in human rights assessments, they are separate processes from those risk assessments and include engagement with external stakeholders.

As a result of the need to cease face-to-face engagement with communities during the COVID-19 pandemic, the HRIA conducted for WAIO did not include a site visit or focus group engagement activities. Recognising that the standard HRIA process requires inclusion of these engagement practices with external stakeholders, we have conducted interviews through web-conferencing and included additional questions in the WAIO community perception survey to inform the HRIA with the perspectives of community members, suppliers and other key stakeholders. Our operated assets are required to complete HRIAs at least every three years (and review them whenever there are changes that may affect the impact) and we plan to complete them across our operated assets during FY2021.

In FY2020, no resettlements or physical or economic displacement of families and communities occurred as a result of the activities of our operated assets.

Our risk of an actual or perceived failure to prevent or mitigate an adverse human rights impact linked to BHP’s supply chain (directly or indirectly), including maritime activities, was reviewed in FY2020. For more information, refer to our Modern Slavery Statement FY2020 available at bhp.com.

Relevant internal practitioners worked closely with our Commercial function to include human rights in the program of work to design and implement our Value Chain Sustainability strategy (refer to section 1.7.7). This looked at opportunities to leverage relationships with customers, suppliers and business partners to enhance recognition of human rights across their activities alongside other sustainability issues, including climate change and environment.

In FY2020, we released our human rights training video, available for people across our workforce and business partners. Human rights training is currently mandated for our Corporate Affairs team including Community and Indigenous Affairs, Government Relations and Communications teams and the Procurement and Maritime and Supply Chain Excellence teams in our Commercial function. The training is made available within BHP’s internal training system and publicly available at bhp.com.

Modern slavery

In FY2020, BHP participated in multi-industry forums to work towards reporting under the new Australian modern slavery legislation. Our Modern Slavery Statement FY2020, prepared under the UK Modern Slavery Act (2015) and the Australian Modern Slavery Act (2018), is available at bhp.com. The Statement outlines BHP’s detailed approach to understanding and identifying and managing modern slavery and human trafficking risks in our supply chain and own operations.

Indigenous peoples

We recognise and respect the rights of Indigenous peoples and acknowledge the connection they have to the natural environment, which can be tangible and intangible. We recognise our activities impact on Indigenous peoples and we are committed to working together to ensure BHP is an enabling partner with Indigenous peoples with a genuine understanding of their views and interests.

BHP’s Indigenous Peoples Policy Statement articulates our approach to engagement and support for Indigenous peoples and our commitment to the ICMM Position Statement on Indigenous Peoples and Mining. Our Indigenous Peoples Strategy guides the implementation of our Policy Statement.

We commenced a review of our Indigenous Peoples Policy Statement and Strategy in early FY2020. This review involved consultation with Indigenous leaders and analysis of leading practice to understand changes in policy and practice since our approach was articulated in 2014. We plan to publish updated guidance in FY2021. In FY2020, we met our public target to have active Regional Indigenous Peoples Plans in place across relevant regions. Each plan includes our approach to governance, economic empowerment and social and cultural support with Indigenous stakeholders globally and has been developed to respect Indigenous rights, align with respective regulatory requirements and reflect local Indigenous stakeholder needs.

Aligned with the economic empowerment pillar of our Regional Indigenous Peoples Plan for South America, in FY2020 we conducted employability studies across Indigenous communities and completed an Indigenous employee identification survey of our workforce. In FY2020 in Minerals Australia we saw a 28 per cent growth in BHP’s direct spend with Indigenous businesses across our operated assets, increasing to AU$98 million of which AU$42.4 million was with BHP Considered Traditional Owner businesses. We also increased by 44 per cent the number of Indigenous businesses we directly procured from in Minerals Australia and the number of BHP Considered Traditional Owner businesses(22) by 37 per cent.

We strive for a sustainable approach to our operations and to work in partnership with Indigenous communities to ensure they benefit from our presence over the long term, and that each stage of development is informed by their views. Our relationships are based on regular and extensive discussions on a range of issues including our extractive activities and broader support for Indigenous peoples, including employment and local procurement opportunities. We seek to avoid or minimise impacts to cultural heritage, through planning and ongoing consultation with Indigenous communities. Our processes provide opportunities for Indigenous stakeholders to identify those sites, places, structures and objects that are culturally or traditionally significant and to be consulted and engaged in relation to decisions regarding the protection and management of those sites.

In October 2019, BHP submitted an application for a government approval related to Aboriginal heritage sites at our South Flank project under construction in the Pilbara region of Western Australia. The approval was granted in May 2020 following extensive consultation with the Traditional Owners, the Banjima people. Nonetheless, consistent with our approach to cultural heritage, BHP confirmed in June 2020 that it would not disturb the sites covered by the approval without further consultation with the Traditional Owners. BHP supports the Western Australian Government’s current process to reform and update its cultural heritage legislation. BHP has made submissions to the Government in support of this reform.

In Chile, our Indigenous affairs and environment teams work closely with Indigenous stakeholders to identify sites of cultural significance, as outlined in the Minerals Americas Indigenous Peoples Plan. As part of the approvals for the Cerro Colorado environmental assessment, we have cultural heritage monitoring commitments that we execute in partnership with the relevant Indigenous communities and these continued to be monitored during FY2020.

More information on community is available at bhp.com/sustainability.

(22)

Refers to any business, formal collaboration or joint venture that is at least 50 per cent owned by an Aboriginal Traditional Owner(s) from one of the lands or waters upon which BHP holds interests in connection with its mining businesses specific to this contract’s asset, unless otherwise defined in a native title agreement or other formal agreement.

Case study: Sustainability at Escondida and Spence

Continued sustainability improvements at our Escondida and Spence copper operations in Chile in FY2020 have placed them on track to be 100 per cent powered by renewable energy sources by mid-2020s and have eliminated the extraction of groundwater from operational supply purposes at Escondida 10 years ahead of schedule.

Minerals Americas secured four renewable power agreements for the operations during the year, to replace two coal-based power purchase agreements, which accounted for 8 per cent of Chile’s power demand.

The renewable power contracts will displace 3 million tonnes of CO2 per year from 2022 and reduce 70 per cent of Minerals Americas’ greenhouse gas emissions, equivalent to the annual emissions of around 700,000 combustion engine cars.

The contracts will also reduce power costs despite the US$780 million provision in BHP’s December 2019 half-year financial results related to the early termination of the existing coal-based power purchase agreements. In August 2020, as part of the project optimisation, Escondida and Spence negotiated more competitive terms for the early termination. Taking this into account, the new contracts offer a 22 per cent power unit cost reduction from FY2022 onwards.

With the growing use of desalination, Escondida ceased groundwater extraction for operational supply purposes from the high Andean aquifers during the year, a move that had been originally scheduled for FY2030. By investing in desalination capability to shift from groundwater to seawater usage, we are taking pressure off the Atacama Desert water resources surrounding the mines. This is important because, with the expected gradual decline of grades at Escondida and Spence over the coming years, the mines will need more water and power to maintain production.

These initiatives demonstrate how BHP can deliver both social value and financial value – by securing more sustainable power sources, eliminating groundwater usage and reducing operating costs.

More information on how Escondida is breaking the water-energy nexus, see our case study at bhp.com.

1.7.10    Tailings storage facilities

Ensuring the integrity of our tailings storage facilities (TSFs) is a primary focus across our operations. Our aspiration is to eliminate the risk of catastrophic TSF failure at our operations and we are working with others and sharing our progress in an effort to make this a reality.

In 2015, following the tragic failure of the Fundão dam at Samarco, BHP immediately initiated a Dam Risk Review to assess the management of significant TSFs both active and inactive. Following the Brumadinho event, BHP established a Tailings Taskforce that reports to the Executive Leadership Team and the Board’s Sustainability Committee. The Tailings Taskforce is accountable for accelerating our short-, medium- and long-term strategies and working to ensure best practice is embedded. In FY2021, upon completion of its current mandate, the Tailings Taskforce will conclude and transfer ownership to the Centres of Excellence which will continue to support and sustain the program of work for BHP.

Governance

Over the past year, work progressed on our continuous improvement and assurance of our operated TSFs. We commenced an update to our standard that governs how we approach TSF failure risks, including business planning, risk assessments and management of change. This standard, along with our standards on risk management, requires us to take a risk-based approach and sets out key considerations, such as working with our communities and external stakeholders and building our emergency management plans.

In FY2020, critical work progressed on the governance and controls of our TSF risk. We completed a Priority Group Risk Review of TSF failure risks across some of our highest-rated consequence sites, based on the Canadian Dam Association (CDA) classification system, with findings and recommendations reported to the Risk and Audit Committee and Sustainability Committee (further information on the Priority Group Risk Review process is provided in section 1.5.4). The Tailings Taskforce has continued with reviews of TSF failure risks across our assets with findings incorporated into risk remediation plans. These processes partner leading industry experts with our technical leads to review and enhance BHP’s global tailings governance framework. This process was in addition to other governance activities, including Dam Safety Reviews, Independent Tailings Review Boards and project specific Independent Peer Reviews. Our Risk Appetite Statement was updated to include a qualitative statement for the new Planning and Technical Group Risk category, which covers TSF failure risks. Key risk indicators (KRIs) were set by management to help monitor performance against our risk appetite, including KRIs that monitor data relating to dam integrity and design, overtopping/flood management and emergency response planning.

We are currently expanding our capability of a satellite monitoring program to better manage geotechnical risk through the use of remote monitoring technologies, including interferometric synthetic aperture radar (InSAR) (ground deformation monitoring technology). InSAR technology can detect critical changes/movements related to potential dam failure risks early and monitor these changes over time. This control is intended to enable identification, analysis, monitoring and management of ground displacements or other indicators associated with tailings and water storage facilities.

We are also progressing a simplified and formalised global database for all BHP TSF information. This database will integrate and centralise our data collection to enhance data preservation, security and reliability. This key governance control is intended to produce data efficiency gains and improved oversight of our global TSFs. For example, we expect to be able to respond more quickly and easily to stakeholder requests by maintaining a dynamic and efficient TSF database.

More information on our management of TSFs and global governance strategy is available at bhp.com.

Strategy

Our short-term strategy is focused on improving KRI performance in line with defined targets. Asset-based studies at our operated assets are being conducted on how to seek to reduce and mitigate potential downstream impacts particularly focused on population at risk (PAR). This is resulting in a diverse range of options to mitigate the PAR risk at our TSF sites. For example we have created physical barriers (such as the diversion wall at our Whaleback site) and the ongoing relocation of a legacy tailings facility from historic underground copper mining at our Miami Avenue site within our legacy asset portfolio. The diverse nature of our sites requires unique solutions and this work continues as a priority for FY2021.

Our medium- and long-term strategies focus on progressing the development of technologies to improve tailings management storage and working to ultimately eliminate the risk of catastrophic TSF failure. These asset-specific strategies have started with concepts for dewatering, stabilisation, reprocessing and reuse of tailings. We will work to identify key initiatives around the reprocessing and reuse of tailings by assessing technology options on cost, feasibility and the ability to support the elimination of tailings production.

Transparency

We support more detailed transparency and integrated disclosure around TSF management and will work with our industry partners to help make sure the disclosure is consistently applied and informs better TSF stewardship. We support and have contributed to the development of the new Global Industry Standard on Tailings Management, which has been developed as an international standard for safer tailings management, co-convened with the ICMM, the UN Environment Programme and the Principles for Responsible Investing. We are assisting the ICMM Tailings Working Group to contribute to improvements in tailings storage management across the mining industry. We are participants in other tailings working groups, including those associated with the Canadian Dam Association, Australasian Institute of Mining and Metallurgy, Minerals Council of Australia, Society for Mining, Metallurgy and Exploration, and Fundación Chile. We have also participated in the Investor Mining and Tailings Safety Initiative, an investor-led engagement convening institutional investors active in extractive industries, including major asset owners and asset managers.

BHP’s operated and non-operated tailings portfolio

The classifications described herein align to the Canadian Dam Association’s classification system. It is important to note the TSF classification is a risk management tool. It reflects the modelled, hypothetical most significant possible failure and consequences without controls. It does not reflect the current physical stability of the dam and it is possible for dam classifications to change over time, for example, following changes to the operating context of a dam. As such, this data represents the status of the portfolio as of June 2020. The dam classification informs the design, surveillance and review components of risk management and, therefore, dams that will likely have a greater level of consequence as a result of failure will have more rigorous requirements than dams that will have a lesser level of consequence.

In total, we have 70 TSFs(1) at our operated assets, 29 of which are of upstream design. Of the 70 operated facilities, we have four classified as extreme and a further 16 classified as very high. Thirteen of our operated facilities are active. The substantial inactive portfolio (57) at our operated assets is due largely to the number of historic tailings facilities associated with our North American legacy assets portfolio.

There are nine TSFs at our non-operated joint ventures, which are all located in the Americas. There are two active tailings facilities: Antamina in Peru, which is of downstream/centreline construction and Cantor TSF at Cerrejón in Colombia, which is of downstream construction. In addition, there are seven inactive facilities. These include: two upstream facilities at Samarco (Germano) in Brazil that are being decommissioned following the February 2019 rulings by the Brazilian Government on upstream dams in Brazil; three upstream inactive facilities and one inactive modified centreline facility at Resolution Copper in the United States; and one downstream inactive facility at Bullmoose in Canada.

(1)

The number of Tailings storage facilities (TSFs) is based on the definition agreed to by the ICMM Tailings Advisory Group. We have an increase of 3 TSFs from our Church of England submission in 2019 due to the upadated BHP definition of TSF following the submission.

(2)

The following classifications align to the CDA classification system. It is important to note that the classification is based on the modelled, hypothetical most significant failure mode and consequences possible without controls, and not on the current physical stability of the dam.

(3)

For the purpose of this chart, ANCOLD and other classifications have been converted to their CDA equivalent. Hamburgo and Island Copper tailings facilities are not considered dams and are, therefore, not subject to classification: Hamburgo TSF at Escondida is an inactive facility where tailings were deposited into a natural depression; and Island Copper TSF in Canada, acquired in the 1980s, is also an inactive facility. Tailings at Island Copper were deposited in the ocean under an approved licence and environment impact assessment. This historic practice ceased in the 1990s. We have since committed to not dispose of mine waste rock or tailings in river or marine environments. SP1 TSF and SP2/3 TSF in Australia are currently undergoing detailed studies to understand their CDA classification.

(4)	Other includes dams of a design that combines upstream, downstream and centerline, and the two non-dam tailings facilities of Hamburgo TSF in Chile and Island Copper TSF in Canada.

(5)	Inactive includes facilities not in operational use, under reclamation, reclaimed, closed and/or in post-closure care and maintenance.

1.7.11    Not required for US reporting

1.8    Samarco

The Fundão dam failure

On 5 November 2015, the Fundão tailings dam operated by Samarco Mineração S.A. (Samarco) failed. Samarco is a non-operated joint venture (NOJV) owned by BHP Billiton Brasil Ltda (BHP Brasil) and Vale S.A. (Vale), with each having a 50 per cent shareholding.

A significant volume of tailings (39.2 million cubic metres (m3) of water and mud-like waste resulting from the iron ore beneficiation process) was released. Tragically, 19 people died – five community members and 14 people who were working on the dam when it failed. The communities of Bento Rodrigues, Gesteira and Paracatu de Baixo were flooded. A number of other communities further downstream in the states of Minas Gerais and Espírito Santo were also affected by the tailings, as was the environment of the Rio Doce basin.

Our response and support for Fundação Renova

More than four years into the recovery process, we remain committed to the remediation of and compensation for the impacts to the people and the environment in the Rio Doce region, in a challenging and complex operating context.

The Framework Agreement entered into between Samarco, Vale and BHP Brasil and the relevant Brazilian authorities in March 2016 established Fundação Renova, a not-for-profit, private foundation that has developed and is implementing 42 remediation and compensatory programs to restore the environment and re-establish affected communities. As well as remediating the impacts of the dam failure, Fundação Renova is implementing a range of compensatory actions aimed at leaving a lasting, positive legacy for the people and environment of the Rio Doce.

BHP Brasil provides support to Fundação Renova’s operations through representation on the Board of Trustees and Board Committees, providing technical expertise and regular peer engagement on issues such as safety, risk management, human rights and compliance.

While restart of Samarco’s operations remains a focus and is expected to provide a positive effect on livelihoods in impacted communities, restart will only occur, among other considerations, if it is safe, and has the support of the community. Samarco has a valid operation licence and there are no further legal restrictions to operate.

In relation to the COVID-19 pandemic, some actions were taken to reduce labour in the field for filtration plant construction and operational readiness activities without a significant impact on the restart schedule. Samarco worked to re-establish a normal roster regime while respecting all the measures and controls implemented as a result of COVID-19, such as social distancing, use of masks, access control, temperature scanning and packed meals distribution, with the aim for restarting operations in FY2021.

Fundação Renova

Fundação Renova’s staff of approximately 660 people is supported by about 7,100 contractors. Its CY2020 budget is R$4.7 billion.

It has an extensive governance structure which includes representatives from the Brazilian Federal and State Governments, local municipalities and environmental agencies. On 25 June 2018, Samarco, Vale and BHP Brasil signed a Governance Agreement to include other parties to the supervision bodies and governance of Fundação Renova, i.e. the Public Prosecutors’ Office and the Public Defence Office. The Governance Agreement established local commissions to enable the active participation of the affected people in the decision-making process, by submitting proposals and recommendations for works to be performed by Fundação Renova.

By June 2020, a network of 21 local commissions had been established along the Rio Doce.

Resettlement

One of Fundação Renova’s priority social programs is the relocation and rebuilding of the communities of Bento Rodrigues, Paracatu de Baixo and Gesteira. A key to the success of this program is the participation of affected community members, their technical advisers, State Prosecutors, municipal leaders, regulators and other interested parties.

The process of collective resettlement involves designing new towns on land that has been chosen by the community, to be as close as possible to the previous layout. It requires attending to the wishes and needs of the families and communities, while also meeting permitting requirements.

In Bento Rodrigues, the public school, other public buildings and infrastructure are under construction and, as of June 2020, 35 of the 222 homes were under construction. Progress has been slower than anticipated primarily due to delays in the permitting process. The full return to regular numbers of field staff and construction capacity is uncertain and dependent on the evolving nature of the pandemic, safety protocols implemented to prevent exposure to COVID-19 on site and any restrictions imposed by authorities in the region.

By June 2020, construction of infrastructure and public buildings in Paracatu de Baixo was under way and eight of the 96 planned houses were under construction.

In December 2018, land was purchased for the resettlement of 37 families of Gesteira following a protracted negotiation with the landowner. The urban plan is being designed with the community. Families of Gesteira also have the option of a ‘letter of credit’ so they can choose to buy a property elsewhere.

In addition to these three community resettlements, 14 families from the rural area chose to rebuild their houses on their previous property, and of these, eight houses have been rebuilt and delivered to the families.

A total of 126 families have chosen not to join the collective resettlement of their previous community. Fundação Renova is assisting them and 46 properties have been purchased for these families (as of June 2020).

Financial assistance and compensation

Fundação Renova had paid R$2.5 billion in indemnification and financial aid up to June 2020.

Fundação Renova has distributed about 14,750 financial assistance cards to those whose livelihoods were impacted by the dam failure, including registered and informal commercial fisherfolk who had their activities affected due to the imposition of fishing restrictions in the Rio Doce in Minas Gerais and ban along the coast of Espírito Santo. The monthly payments are designed to provide support to affected people and their families pending the re-establishment of conditions that enable them to resume their economic activities.

Fundação Renova is also undertaking a substantial mediated compensation program to fairly compensate all individuals impacted by the dam failure. It comprises two key components:

•	More than 270,000 people participated in the water damages program to compensate for temporary water interruption and were paid a total of approximately R$280 million.

•

The general damages component covers all other impacts, including loss of life, injury, property, business impacts, loss of income and moral damages. More than 10,000 families have been paid a total of approximately R$910 million.

Compensation represents approximately 32 per cent of Fundação Renova’s R$4.7 billion CY2020 budget.

Of the 19 fatalities, 16 families have been fully indemnified and one partially. The remaining two families are still in legal negotiations.

Other socio-economic programs

Fundação Renova continues to implement a wide range of socio-economic programs in areas such as health and social protection, education, small business development, economic diversification, Indigenous peoples and traditional communities (i.e. sand-gold miners):

•

Fundação Renova is working on two fronts in the area of health: (i) conducting a human health risk assessment to quantify potential risk associated with the environmental impact of the Fundão dam failure prior to conducting the epidemiological and toxicological studies, as recommended by the Health Technical Chamber and Sub-Secretariat of Health Surveillance and Security and (ii) supporting the public management of municipalities by strengthening existing municipal structures in clinical care and social protection.

•	Fundação Renova seeks to foster the local economy on the following fronts:

•	encouraging local employment opportunities in its own workforce and through its contractors

•	promoting the economic diversification of municipalities, especially those that rely on mining

•	encouraging mechanisms to stimulate economic development

•	restoring productive capacity to micro and small companies

•	Actions to protect and restore the quality of life of Indigenous peoples and traditional communities aim to repair and compensate for the social, cultural, environmental and economic impacts.

•	Fundação Renova has listening, dialogue and social participation as guiding practices for its actions with the affected communities. More than 110,000 people have attended collective meetings.

•

Additional compensatory actions are underway to construct new water and sewage treatment facilities and improve existing ones that were impacted by Fundão failure. Rio Doce was an industrial river before November 2015, with inadequate and inefficient water and sewage treatment. Raw sewage was, and continues to be, discharged directly into the river.

Environmental remediation

Fundação Renova successfully concluded works to stabilise the impacted land areas by June 2019. The riverbanks and floodplains were vegetated, river margins stabilised and, in general, water and sediment qualities returned to historic conditions. Long-term remediation work is continuing with landowners and regulators to re-establish agricultural production and riparian margins with native vegetation.

The tailings have low concentrations of trace metals; however, the background concentrations of some elements are elevated in the area due to natural conditions or previous human activity. BHP has continued working with Fundação Renova to make sure robust data is collected, the assessment methodologies are consistent with Brazilian and international standards, and clear causes for any potential health impacts are identified so that health authorities have accurate information to support their decision-making.

Results from water and sediment quality, aquatic habitat and fish surveys demonstrate that the river ecology downstream of the Candonga reservoir and along the coast has recovered from any tailings-related impacts. Upstream of the Candonga reservoir, sediment volumes in the river channel have slowed the recovery of habitats and aquatic fauna diversity and abundance compared to downstream of the reservoir. However Fundação Renova’s work is intended to support natural system dynamics of the river to enhance the recovery of habitats and aquatic ecology

In December 2019, Fundação Renova successfully and safely removed the Linhares barrier in the Pequeno River, allowing the free flow of water between the river and the Juparanã lake.

Relevant legal proceedings: Key decisions on the fishing bans in Espírito Santo, Minas Gerais and other priority areas

In 2016, the Federal Court of Linhares imposed a ban on fishing activities in the coastal area of the state of Espírito Santo. The request to revoke the injunction was denied on 10 July 2020.

In April 2020, Fundação Renova challenged the precautionary conservation restriction preventing fishing for native fish species in the Rio Doce in Minas Gerais state. To date, the restriction remains in place.

Since January 2020, the 12th Federal Court of Belo Horizonte has opened discussion over 12 enforcement proceedings linked to the R$20 billion and R$155 billion public civil claims. These enforcement proceedings seek to expedite the remediation process related to the Fundão dam failure. The claims for these proceedings are mostly related to programs provided for in the Agreements and actions executed by Fundação Renova. Issues covered by these 12 new proceedings include environmental recovery, human health, food safety regarding fish and agricultural products irrigated with Rio Doce water and ecological risk assessment, resettlement of affected communities, infrastructure and development, registration and indemnities, resumption of economic activities, water supply for human consumption and hiring of technical advisers to impacted people among other key delivery areas.

Key decisions expected for resettlement

On 8 January 2020, the Mariana Court extended the deadline for final delivery of the collective resettlements of Bento Rodrigues and Paracatu de Baixo works, enforceable by potential fines for non-compliance, until 27 February 2021. BHP Brasil, Vale and Samarco appealed this decision given the factors impacting delays that are outside of the control of Fundação Renova. A final ruling is pending.

BHP Group Limited, BHP Group Plc and BHP Brasil are involved in legal proceedings relating to the Samarco dam failure. For more information on the significant legal proceedings in which BHP is currently involved, refer to section 6.6.

Progress on our commitments

Following the investigation into the causes of the dam failure, Samarco and its shareholders implemented specific actions to help prevent a similar event from occurring, including a plan to decommission the Germano dam.

Due to legislative changes in Brazil, Samarco is currently progressing plans for the accelerated decommissioning of its upstream tailings dams (the Germano dam complex). Plans for the decommissioning are at a basic design level. Funding for CY2020 and CY2021 was approved by the BHP Board in April 2020, including for initial buttressing services, spillway construction and regrading activities. Preliminary works started in April and a small impact on schedule has been experienced due to COVID-19.

For information on our ongoing management of tailings dams, refer to section 1.7.10. More information on the health, safety and environmental performance at our NOJVs is available at bhp.com.

1.9    Portfolio: Our business

The maps in this section should be read in conjunction with the information on mining operations table in section 6.2.

1.9.1    Locations

BHP locations (includes non-operated operations)

32
16
27
24
26
30
28
31
17
13
5
2
4
19
6
21
1
3
18
20
17

22
12
35
34
33
14
15
11
25
29
9
10
8
7
23

Minerals Australia

Ref	Country	Asset	Description	Ownership
1	Australia	Olympic Dam	Underground copper mine, also producing uranium, gold and silver	100%
2	Australia	Western Australia Iron Ore	Integrated iron ore mines, rail and port operations in the Pilbara region of Western Australia	65–100%
3	Australia	New South Wales Energy Coal	Open-cut energy coal mine and coal preparation plant in New South Wales	100%
4	Australia	BHP Mitsubishi Alliance	Open-cut and underground metallurgical coal mines in the Queensland Bowen Basin and Hay Point Coal Terminal	50%
5	Australia	BHP Mitsui Coal	Two open-cut metallurgical coal mines in the Bowen Basin, Central Queensland	80%
6	Australia	Nickel West	Integrated sulphide mining, concentrating, smelting and refining operation in Western Australia	100%

Minerals Americas

Ref	Country	Asset	Description	Ownership
7	Chile	Escondida	Open-cut copper mine located in northern Chile	57.5%
8	Chile	Pampa Norte	Consists of the Cerro Colorado and Spence open-cut mines, producing copper cathode in northern Chile	100%
9	Peru	Antamina [1]	Open-cut copper and zinc mine in northern Peru	33.75%
10	Brazil	Samarco [1]	Open-cut iron ore mines, concentrators, pipelines, pelletising facilities and dedicated port	50%
11	Colombia	Cerrejón [1]	Open-cut energy coal mine with integrated rail and port operations	33.3%
12	Canada	Jansen	Our interest in potash is via development projects in the Canadian province of Saskatchewan, where the Jansen Project is our most advanced	100%

Petroleum

Ref	Country	Asset	Description	Ownership
13	Australia	Australia Production Unit	Offshore oil fields and gas processing facilities in Western Australia	39.99–71.43%
14	US	Gulf of Mexico Production Unit Gulf of Mexico Joint Interest Unit [1]	Offshore oil and gas fields in the Gulf of Mexico	23.9–44%
15	Trinidad and Tobago	Trinidad and Tobago Production Unit	Offshore oil and gas fields	45%
16	Algeria	Algeria Joint Interest Unit [1]	Onshore oil and gas unit	29.2%
17	Australia	Australia Joint Interest Unit [1]	Offshore oil and gas fields in Bass Strait and North West Shelf	12.5–50%

BHP principal office locations

Ref	Country	Location	Office
18	Australia	Adelaide	Minerals Australia office
19	Australia	Brisbane	Minerals Australia office
20	Australia	Melbourne	Global headquarters
21	Australia	Perth	Minerals Australia office
22	Canada	Saskatoon	Minerals Americas office
23	Chile	Santiago	Minerals Americas office
24	China	Shanghai	Corporate office
25	Ecuador	Quito	Metals exploration office
26	India	New Delhi	Corporate office
27	Japan	Tokyo	Corporate office
28	Malaysia	Kuala Lumpur	Global Asset Services Centre
29	Peru	Lima	Metals exploration office
30	Philippines	Manila	Global Asset Services Centre
31	Singapore	Singapore	Marketing and corporate office
32	UK	London	Corporate office
33	US	Houston	Petroleum office
34	US	Tucson	Metals exploration office
35	US	Washington DC	Corporate office

Copper Iron Ore Coal Nickel Potash Petroleum

(1)	Non-operated joint venture.

1.9.2    Minerals Australia

The Minerals Australia asset group includes operated assets in Western Australia, Queensland, New South Wales and South Australia.

Copper asset

Olympic Dam

Overview

Located 560 kilometres north of Adelaide, Olympic Dam is one of the world’s most significant deposits of copper, gold, silver and uranium.

Olympic Dam consists of underground and surface operations and operates a fully integrated processing facility from ore to metal. Ore mined underground is hauled by an automated train system to crushing, storage and ore hoisting facilities, or trucked directly to the surface via declines.

The metallurgical complex consists of grinding, flotation and leach circuits, a hydrometallurgical plant incorporating solvent extraction circuits for copper and uranium, copper smelter, copper refinery and a recovery circuit for precious metals.

Key developments during FY2020

Olympic Dam achieved solid underground mine performance in FY2020 with strong development metres, as well as record annual gold production. Underground development into the Southern Mine Area progressed to plan over the year, and provided access to higher copper grade ore. Preparatory work was undertaken in the September 2019 quarter related to the replacement of the refinery crane with the physical replacement and commissioning expected to be completed in the March 2021 quarter.

Looking ahead

Preparations are well advanced for the next Smelter Campaign Maintenance to be executed early in FY2022. Olympic Dam has a range of future growth options under consideration as part of its sustained, long-term growth strategy, from incremental debottlenecking through to large scale investments. A third phase of exploration drilling on the Oak Dam project has been completed with additional geotechnical and geo-metallurgical data collected to assist in the understanding of the deposit. Further drilling will be conducted in FY2021, which will inform our next steps with the project.

Iron Ore asset

Western Australia Iron Ore

Overview

Western Australia Iron Ore (WAIO) is an integrated system of four processing hubs and five mines connected by more than 1,000 kilometres of rail infrastructure and port facilities in the Pilbara region of northern Western Australia.

WAIO’s Pilbara reserve base is relatively concentrated, allowing development to be planned around integrated mining hubs that are connected to the mines and satellite orebodies by conveyors or spur lines. This enables the value of installed infrastructure to be maximised by using the same processing plant and rail infrastructure for a number of orebodies.

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

Key developments during FY2020

Construction of the South Flank project started in July 2018 and by the end of FY2020 was overall 76 per cent complete.

WAIO achieved record production in FY2020 of 248 million tonnes (Mt) (compared to 238 Mt in FY2019), with higher volumes reflecting record production at Jimblebar and Yandi. Weather impacts from Tropical Cyclone Blake and Tropical Cyclone Damien were offset by strong performance across the supply chain, with significant improvements in productivity and reliability following a series of targeted maintenance programs over the past four years.

We continue to be a low-cost iron ore producer with cost reductions and volume creep enabled through the BHP Operating System, debottlenecking initiatives across the supply chain, and technology and improvements in our maintenance strategies.

WAIO continues to focus on operating safely, implementing a series of preventative measures designed to minimise the spread of COVID-19. To meet border controls introduced by the Western Australian Government, more than 900 employees and contractors in business critical roles have temporarily relocated to Western Australia, including the majority of people in specialist roles who are based interstate, such as train drivers and train load out operators. These employees remain in Western Australia.

In October 2019, BHP submitted an application for a government approval related to Aboriginal heritage sites at our South Flank project under construction in the Pilbara region of Western Australia. The approval was granted in May 2020 following extensive consultation with the Traditional Owners, the Banjima people. Nonetheless, consistent with our approach to cultural heritage, BHP confirmed in June 2020 that it would not disturb the sites covered by the approval without further consultation with the Traditional Owners. BHP supports the Western Australian Government’s current process to reform and update its cultural heritage legislation. BHP has made submissions to the Government in support of this reform.

Looking ahead

South Flank remains on track to deliver first ore in CY2021 and is expected to produce 80 million tonnes per annum (Mtpa), replacing volumes from Yandi, as Yandi reaches its end of mine life.

For more information about South Flank, refer to section 6.5.

WAIO continues to focus on productivity and debottlenecking, while transitioning critical supply chain projects to deliver strong returns and operational stability. Underpinning this success will be the embedment of our transformation programs, labour productivity and operational efficiencies across our business.

Metallurgical coal assets

Our metallurgical coal assets in Australia consist of open-cut and underground mines. At our open-cut mines, overburden is removed after blasting, using draglines or truck and shovel. The metallurgical coal (also called steelmaking coal) is then extracted using excavators or loaders and loaded onto trucks to be taken to stockpiles or to a beneficiation facility.

At our underground mine, steelmaking coal is extracted by longwall or continuous miner. It is then transported to stockpiles on the surface by conveyor.

Steelmaking coal from stockpiles is crushed and, for a number of the operations, washed and processed through a preparation plant. It is then transported to ports on trains. Single and multi-user rail and port infrastructure is used as part of the steelmaking coal supply chain.

Queensland Coal

Overview

Queensland Coal comprises the BHP Mitsubishi Alliance (BMA) and BHP Mitsui Coal (BMC) assets in the Bowen Basin in Central Queensland, Australia.

The Bowen Basin’s high-quality steelmaking coals are ideally suited to efficient blast furnace operations. The region’s proximity to Asian customers means it is well positioned to competitively supply the seaborne market.

Queensland Coal has access to key infrastructure in the Bowen Basin, including a modern, multi-user rail network and its own coal loading terminal at Hay Point, located near the city of Mackay. Queensland Coal also has contracted capacity at three other multi-user port facilities – the Port of Gladstone (RG Tanna Coal Terminal), Dalrymple Bay Coal Terminal and Abbot Point Coal Terminal.

BMA

BMA is Australia’s largest producer and supplier of seaborne metallurgical coal. It is owned 50:50 by BHP and Mitsubishi Development.

BMA operates seven Bowen Basin mines (Goonyella Riverside, Broadmeadow, Daunia, Peak Downs, Saraji, Blackwater and Caval Ridge) and owns and operates the Hay Point Coal Terminal near Mackay. With the exception of the Broadmeadow underground longwall operation, BMA’s mines are open-cut, using draglines and truck and shovel fleets for overburden removal.

BMC

BMC owns and operates two open-cut metallurgical coal mines in the Bowen Basin – South Walker Creek Mine and Poitrel Mine. BMC is owned by BHP (80 per cent) and Mitsui and Co (20 per cent).

Key developments during FY2020

Queensland Coal achieved record underground coal mined at Broadmeadow of 2.43 Mt (compared to 2.12 Mt in FY2019) and record annual production at Caval Ridge of 4.35 Mt (compared to 3.97 Mt in FY2019) and Poitrel of 4.13 Mt (compared to 4.07 Mt in FY2019).

Productivity initiatives introduced in FY2019 to accelerate the rate at which coal is uncovered and ensure a continuous feed to the wash plants remained on track, with FY2020 focused on improvements in payload and cycle times. Through the Integrated Remote Operations Centre, we continued to build on the ultra class truck utilisation improvements, optimising truck allocation and minimising process delays with in-shift, real-time operational performance management and increased integration through the outbound supply chain.

With a continued focus on safety in FY2020, Queensland Coal achieved its lowest ever total recordable injury frequency rate and BMA achieved a step change across lead and lag indicators attributed to the implementation of key work programs enabling alignment of health and safety procedures across all operations and through investment in the implementation of more than 120 additional hard controls.

Looking ahead

Queensland Coal will continue to focus on safety with BMA further embedding the programs and standards implemented in FY2020, and further investment in hard controls. BMC will work to continue improving safety outcomes through field leadership, hazard reporting and risk management at the South Walker Creek and Poitrel Mines, and the Red Mountain coal handling preparation plant.

For BMA, strong asset-level alignment of operating discipline and integrated operational plans ensure we focus on maximising value through the supply chain. This will be achieved by focusing on bottleneck processes to smooth coal flows leveraging latent coal handling preparation plant and logistics capacity. Medium-term plans remain focused on lifting trucking performance to benchmark rates thereby leveraging the benefits of our transformation program and achieving results in the areas implemented.

Autonomous trucks are being implemented at two Queensland Coal sites. Daunia with 34 autonomous trucks and Goonyella Riverside with 86 autonomous trucks. Deployment at both sites is expected to be completed early in CY2022.

BMC will also plan to focus on improving truck and shovel productivity to ensure optimal utilisation of the coal handling preparation plants, and continue to prioritise low-capital debottlenecking opportunities. BMC will plan to mitigate short-term COVID-19-related price impacts by reducing high cost production and capital expenditure, but retain the ability to respond should higher prices emerge.

New South Wales Energy Coal

Overview

New South Wales Energy Coal (NSWEC) consists of the Mt Arthur Coal open-cut energy coal mine in the Hunter Valley region of New South Wales, Australia. Historically, the site has produced coal for domestic and international customers in the energy sector, but has shifted to international customers only from the second half of FY2020.

Key developments during FY2020

During FY2020, NSWEC transitioned to a strategy of optimising product quality. This has resulted in a reduction in volumes and an increase in unit costs in the short term, but overall increased realised value. Production volumes were also impacted by unfavourable weather impacts from December 2019 to February 2020, partially offset by strong performance in the June 2020 quarter driven by record truck utilisation

Truck productivity improvements were delivered in the second half of FY2020, enabling a step-change improvement across our mining fleets. Annualised truck hours improved by 20 per cent, cycle times reduced by 10 per cent and payload increased by 3 per cent, supported by maintenance strategies and practices that enabled equipment availability in excess of 90 per cent.

In FY2020, BHP completed an optimisation of the NSWEC outbound supply chain commercial arrangements through a partial divestment of shares and stapled capacity at the Newcastle Coal Infrastructure Group terminal. The total export capacity of the asset remains unchanged and the transaction has facilitated a more competitive cost position.

Looking ahead

NSWEC continues to plan for the most productive path through steeply dipping resources (the monocline) and securing the required regulatory approval to continue operations post FY2026. Work is underway to review mine planning and operating alternatives to structurally reduce costs in the near term and ensure a viable mining operation which is resilient during low price cycles.

Nickel West

Overview

Nickel West is a fully integrated mine-to-market nickel business. All nickel operations (mines, concentrators, a smelter and refinery) are located in Western Australia. The integrated business adds value throughout our nickel supply chain, with the majority of Nickel West’s current production sold as refined metal in the form of powder and briquettes.

Low-grade disseminated sulphide ore is mined from the large open-pit operation at Mt Keith. The ore is crushed and processed on-site to produce nickel concentrate. High-grade nickel sulphide ore is mined at the Cliffs, Leinster underground mines and Rocky’s Reward open-pit mine. The ore is processed through a concentrator and dryer at Leinster. Nickel West’s facility at Kambalda processes material purchased from third parties.

The three streams of nickel concentrate come together at the Kalgoorlie nickel smelter. The smelter uses a flash furnace to smelt concentrate to produce nickel matte. The Kwinana nickel refinery then refines granulated nickel matte from the Kalgoorlie smelter into premium-grade nickel powder and briquettes containing high-grade refined nickel. Nickel matte and metal are exported to overseas markets via the Port of Fremantle.

Key developments in FY2020

The Nickel West resource transition involving the construction of three new mines continued to progress during FY2020, with two of these mines now in full production.

The Mt Keith satellite mine (Yakabindie) entered production in December 2019 and is now the primary source of feed to the Mt Keith concentrator.

The Venus underground mine transitioned to full production in September 2019, with ore hoisted to the Leinster concentrator.

Leinster B11 (the first block cave to be developed by BHP, located beneath the Leinster underground mine) proceeded in line with expectations, with development ore hoisted to the Leinster concentrator.

Nickel West signed an agreement to acquire the Honeymoon Well development project on 19 June 2020 and the remaining 50 per cent interest in the Albion Downs North and Jericho exploration joint ventures, located approximately 50 kilometres from Mt Keith. Completion of the agreement is subject to a number of conditions, including government and third party approvals.

Looking ahead

We continue to focus on finalising Nickel West’s resource transition. Leinster B11 block cave is expected to commence the undercut phase during the first half of FY2021, providing increasing quantities of ore to the Leinster concentrator as the project progresses to full caving.

Nickel West also offers development options and potential enhancements to its resource position through exploration and processing innovation. These opportunities are being explored in parallel with incremental debottlenecking opportunities at the concentrators and the Kalgoorlie nickel smelter.

Nickel West is expected to complete construction of the nickel sulphate plant located at the Kwinana nickel refinery in the first half of FY2021, with first product due in the second half of FY2021. This stage (Stage 1) is expected to produce approximately 100 ktpa of nickel sulphate.

1.9.3    Minerals Americas

The Minerals Americas asset group includes projects, operated assets and non-operated joint ventures in Canada, Chile, Peru, the United States, Colombia and Brazil.

Operated assets

Copper

Our operated copper assets in the Americas, Escondida and Pampa Norte are open-cut mines. At these mines, overburden is removed after blasting, using truck and shovel. Ore is then extracted and further processed into high-quality copper concentrate or cathodes. Copper concentrate is obtained through a grinding and flotation process, while copper cathodes are produced through a leaching, solvent extraction and electrowinning process. Copper concentrate is transported to the port via pipeline, while cathodes are transported by either rail or road. From the ports, copper is exported to our customers around the world.

For the majority of the June 2020 quarter, our Chilean assets operated with a reduction in their operational workforces of approximately 35 per cent to incorporate measures in response to COVID-19. We have implemented a comprehensive plan for COVID-19, including various hygiene and health controls and a proactive testing regime for people before entering sites and boarding transportation.

We will continue to maintain operational measures that protect the health and wellbeing of our workforce while COVID-19 remains a major health risk, in line with Our Charter values. As a result, we anticipate continuing to operate our Chilean assets with a reduced workforce until these controls can be relaxed.

Escondida (Chile)

Overview

We own 57.5 per cent of the Escondida mine, a leading producer of copper concentrate and cathodes located in the Atacama Desert in northern Chile. Escondida’s two pits feed three concentrator plants, as well as two leaching operations (oxide and sulphide).

Key developments during FY2020

Escondida copper production in FY2020 increased by 4 per cent to 1,185 kilotonnes (kt), supported by record average concentrator throughput of 371 kilotonnes per day (ktpd), which offset expected grade decline, stoppages associated with the social unrest and COVID-19 impacts.

The Escondida Water Supply Expansion (EWSE) project was completed on time and budget in December 2019. Following the completion of the EWSE project, Escondida has eliminated water drawdown from aquifers for operational supply 10 years ahead of its FY2030 target.

The Centre of Integrated Operations (CIO) was inaugurated in July 2019 in BHP’s Santiago office and has since provided remote control services to the mine and process areas of Escondida and Spence. The CIO enables an operation that is safer and more productive by reducing people on-site and allowing them to work in a collaborative space.

Looking ahead

Production of between 940 and 1,030 kt is expected for FY2021, with a decline in copper grade of concentrator feed of approximately 4 per cent. Lower volumes reflect the need to continue to balance mine development and production requirements, with processing capacity at concentrators and leaching plants, as a result of a reduced operational workforce due to COVID-19. It is expected that production levels are likely to be impacted in FY2022 as a result of reduced operational workforce and material movement in FY2021. Guidance of an annual average of 1,200 kt of copper production over the next five years remains unchanged.

The BHP Operating System deployment and automated truck trial initiatives are expected to be completed in FY2021. In addition, Escondida will be undertaking studies on different material handling technologies to build an integrated suite of material handling projects that aims to combine innovative and disruptive technology and equipment solutions to increase mine productivity and improve costs competitiveness.

We expect these initiatives will allow Escondida to operate with a medium-term unit cost of less than US$1.10 per pound despite the continuation of grade decline and the increasing water costs.

Pampa Norte (Chile)

Overview

Pampa Norte consists of two wholly owned assets in the Atacama Desert in northern Chile – Spence and Cerro Colorado. Spence and Cerro Colorado produce high-quality copper cathodes through leaching, solvent extraction and electrowinning processes.

Key developments during FY2020

Pampa Norte copper production for FY2020 decreased by 2 per cent to 243 kt, mainly due to a 14 per cent decline in stacked ore grade.

The Spence Growth Option (SGO) to construct a 95 ktpd ore concentrator and the outsourcing of a 1,000 litre per second desalination plant is 93 per cent complete. As a result of measures put in place to reduce the spread of COVID-19, first production is now expected between December 2020 and March 2021. The commissioning of the desalination plant and capitalisation of the associated US$600 million lease (approximate) will now occur in the first half of FY2021. For more information about SGO, refer to section 6.5.

Looking ahead

Production for FY2021 is expected to be between 240 and 270 kt, reflecting the reduced operational workforce due to COVID-19, the start-up of the SGO project and expected grade decline of approximately 7 per cent.

SGO will produce first copper between December 2020 and March 2021 and plans are on track to redesign the approach to operations at Spence to optimally balance the requirements of the concentrate and cathodes processes. The first batch of the ultra-class truck fleet arrived at Spence in FY2020 and the remaining units are expected to arrive in the next two years. The BHP Operating System deployment at Spence started in January 2020 and is expected to continue during FY2021. Similar to Escondida, Spence will be undertaking studies on various material handling technologies, such as automated trucks, trolley assistance and in-pit crushers and conveyors to increase mine productivity and improve cost competitiveness.

On 1 July 2020, Cerro Colorado announced it had started a four-month process to adjust its mine plan to reduce throughput and costs to achieve improved cash returns and ensure viable mining operations for the remaining period of its current environmental licence, which expires at the end of CY2023.

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

Jansen Potash Project (Canada)

Overview

BHP holds exploration permits and mining leases covering approximately 9,600 square kilometres in the province of Saskatchewan, Canada. The Jansen Potash Project is located approximately 140 kilometres east of Saskatoon. We currently own 100 per cent of the Project.

Jansen’s large resource endowment provides the opportunity to develop it in stages, with anticipated initial capacity of between 4.3 and 4.5 Mtpa for Jansen Stage 1, with sequenced brownfield expansions of up to 12 Mtpa (4 Mtpa per stage).

Key developments during FY2020

Focus in FY2020 was on safely installing new work platforms, called Galloways, into the two 7.3-metre diameter service and production shafts to enable the installation of the final watertight composite concrete and steel liners from a depth of approximately 900 metres. At the end of FY2020, the current scope of work was 86 per cent complete.

The service shaft and production shaft are 1,005 metres and 975 metres deep, respectively. Jansen is intended to mine the Lower Patience Lake potash formation, which lies between 935 metres and 940 metres.

Looking ahead

Future work will include continuing to install the watertight composite concrete and steel final liners. In June 2020, final shaft lining work for the Jansen Potash Project, which was reduced to focus on one shaft as part of our COVID-19 response plan to reduce our on-site interprovincial workforce, was resumed in both shafts. BHP continues to assess the impacts of COVID-19 and the temporary reduction in construction activity. Timing for completion of the shafts continues to be under review.

We will continue the selection of a port option on the North American west coast from which Jansen’s potash would be exported. As with all decisions relating to the deployment of capital, the next steps of the Project will be assessed in line with our Capital Allocation Framework.

Non-operated minerals joint ventures

BHP holds interests in companies and joint ventures that we do not operate. Our non-operated minerals joint ventures (NOJVs) include Antamina (33.75 per cent ownership), Resolution Copper (45 per cent ownership), Cerrejón (33.33 per cent ownership) and Samarco (50 per cent ownership).

For more information on Samarco and Fundação Renova, refer to section 1.8.

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

During the COVID-19 pandemic, BHP supported some of the work by the operator at certain of our NOJVs to address risks associated with the pandemic, including temporary shutdowns and restart. Subject matter experts from NOJV partners (including BHP) provided input to relevant NOJV operators in relation to HSE, communications and community engagement issues during the pandemic.

Throughout FY2020, we continued positively influencing the NOJVs to align with international standards (including ISO 31000). This included analysing and challenging completeness of their risk profile and prioritising management of those risks.

The NOJV team also continued to support the NOJVs to improve their operating performance and cost competitiveness in a challenging environment, delivering significant capital optimisation across the Antamina, Cerrejón and Resolution joint ventures and strengthening the capital returns from each of the operations.

More information on the health, safety and environment performance at our NOJVs is available at bhp.com.

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

Key developments during FY2020

Antamina continues to focus its efforts on safety and health improvements. Copper production for FY2020 decreased by 15 per cent to 125 kt and zinc decreased by 10 per cent to 88 kt reflecting lower copper head grades and the impact of operating with a reduced workforce following a six-week shutdown during the June 2020 quarter in response to COVID-19.

During FY2020, Antamina continued with a strong focus on developing a robust technology roadmap to secure a more sustainable operation in the long term and to maintain cost competitiveness. Antamina has progressed studies to debottleneck the operation through mine mechanisation projects and the first phase is expected to be completed in the next three years.

Antamina announced its intent to submit its Modified Environmental Impact Assessment (MEIA) for its life extension project from CY2028 to CY2036, which includes extension of current approved tailings capacity, additional waste dumps and new pit design.

Antamina’s operations were suspended between 13 April and 26 May 2020 due to COVID-19 implications. Strict controls were applied during the demobilisation to safeguard the health of workers and local communities. At the end of FY2020, its operations were at a ramp-up stage, while complying with government COVID-19 requirements and applying sector international standards for health and safety.

During the COVID-19 emergency, Antamina intensified its contribution to local communities, helping the Regional Government to strengthen its capabilities to cope with the pandemic, providing medical equipment, launching initiatives for local farmers and entrepreneurs to support the local economy (through the program Reactiva Ancash), and distributing food aid.

Looking ahead

Copper production of between 120 and 140 kt, and zinc production of between 140 and 160 kt is expected for FY2021.

Antamina will remain focused on improving productivity and reducing unit cash costs by identifying new technologies and innovative solutions in line with the technology roadmap. In addition, Antamina will continue to embed a culture of diversity and inclusion in its strategy and monitor the MEIA process, seeking final approval in a reasonable timeframe and community engagement. Once the MEIA process is finalised, it is anticipated Antamina will update its reserve and resource statement to reflect an approved life extension to CY2036.

Resolution Copper (United States)

Overview

BHP holds a 45 per cent interest in the Resolution Copper project in the US state of Arizona, which is operated by Rio Tinto (55 per cent interest). Resolution Copper is one of the largest undeveloped copper projects in the world and has the potential to become the largest copper producer in North America. The Resolution Copper deposit lies more than 1,600 metres beneath the surface. Resolution Copper is working with regulators and the community to plan the development of the resource and obtain the necessary permits.

Key developments during FY2020

The shaft No. 9 sinking project involves deepening the historic shaft from its current depth at 1,460 metres below the surface to a final depth of 2,086 metres and linking it with the existing No. 10 shaft via development activities underground. This project is on track with respect to schedule and budget. In December 2019, it passed the one-mile (1,600 metre) mark with zero safety events; a major milestone for shaft sinking works in the United States.

The multi-year National Environmental Policy Act permitting process and community engagement are progressing positively. The US Forest Service released the Draft Environmental Impact Statement on 9 August 2019 and the comment period closed on 7 November 2019.

Resolution continued to move forward to identify the best development pathway for the project as the PFS-A study progressed. BHP’s share of project expenditure for FY2020 was US$103 million.

Looking ahead

We remain focused on supporting Resolution Copper on optimising the project and working with the operator, Rio Tinto, to develop the project in a manner that creates sustainable benefits for all stakeholders.

Coal

Cerrejón (Colombia)

Overview

We have a 33.33 per cent interest in Cerrejón, which owns, operates and markets (through an independent company) one of the world’s largest open-cut energy coal mines, located in the La Guajira province of Colombia. Cerrejón is an equal partnership joint venture with Anglo American and Glencore. Cerrejón has lease agreements for several mining areas and owns integrated rail and port facilities. Coal product is marketed through an independent company and is exported mainly to European, North American and South American customers; a minor proportion is exported to Asia.

Cerrejón makes an important contribution to the Colombian economy and to the region of La Guajira, employing local people, contributing through taxes and royalties and investing in social and environmental initiatives. Cerrejón is also working with local Indigenous groups to address concerns raised by them in relation to the impacts of Cerrejón’s operations on their communities.

Key developments during FY2020

FY2020 concluded with stable safety and operational performance at Cerrejón. Production declined by 23 per cent to 7 Mt in FY2020, due to a temporary shutdown and workforce reduction during the COVID-19 pandemic and focus on higher-quality products due to market adjustment. Cerrejón reduced its operational costs by 15 per cent, which allowed it to remain cash flow neutral in spite of the decline in coal price.

Cerrejón supported the local community of La Guajira during the COVID-19 emergency by providing drinking water, food parcels and medical equipment, including the donation of a laboratory to carry out COVID-19 molecular testing in the community. Cerrejón continues to engage with communities and ensure its stakeholders are informed about the protocols and controls they have in place to keep the workforce and communities safe.

Looking ahead

Cerrejón is focused on stability of throughput with current installed capacity, targeting higher calorific value coal and market diversification. Production is expected to be approximately 7 Mt in FY2021.

Iron Ore

Samarco (Brazil)

BHP Billiton Brasil Ltda (BHP Brasil) and Vale S.A. (Vale) each have a 50 per cent shareholding in Samarco Mineração S.A. (Samarco), the owner of the Samarco iron ore mine in Brazil.

Overview

As a result of the tragic failure of the Fundão dam at Samarco in November 2015, operations at Samarco remain suspended.

Samarco comprises a mine and three concentrators located in the state of Minas Gerais and four pellet plants and a port located in Anchieta in the state of Espírito Santo. Three 400-kilometre pipelines connect the mine site to the pelletising facilities.

All geotechnical structures within the Germano facilities, including tailings dams, are monitored 24 hours a day by Samarco, using more than 800 pieces of monitoring and safety equipment, including cameras, weather forecast stations, drones and accelerometers. In addition, sirens are installed along the river up to 80 kilometres downstream of Samarco. Geotechnical engineers and technicians monitor data from the instrumentation in an integrated monitoring control room, undertake daily field inspections and perform monthly third party audits.

Key developments during FY2020

Samarco operations restart consists of three main pillars: Alegria Sul pit tailings disposal system, LOC (corrective operational licence) issuance and filtration plant construction together with operations readiness activities. Alegria Sul pit tailings disposal system implementation was completed in September 2019. The LOC was issued on 25 October 2019. US$44 million for BHP Billiton Brasil Ltda’s share was approved to fund the restart of production at Samarco from a single concentrator in the second half of CY2020 or early CY2021 (BHP mid-view is January 2021). The funds will be used for the first phase of installation of tailings filtration infrastructure and operational readiness activities. Work related to the construction of the filtration plant and operations readiness activities have been slowed as a result of a reduced workforce as part of our COVID-19 response without a significant impact on the restart schedule.

BHP Brasil and Vale approved the filtration plant and operational readiness activities investment in November 2019 and dam decommissioning program investment for CY2020–2021 was approved in April 2020.

Following Vale’s Brumadinho dam tragedy on 25 January 2019, Brazil’s National Mining Agency (ANM) announced a requirement for all upstream construction tailings dams to be decommissioned by various dates, depending on their size. As required under the regulatory requirements, a dam decommissioning conceptual design was filed with the ANM in August 2019 and a basic design was filed with the ANM in December 2019. Field works started in April 2020 for the program, which includes the decommissioning of the Germano pit dam and Germano main dam (including the main dam and the Sela, Tulipa and Selinha saddle dykes) to guarantee the long-term stability of the structures, as well as final regrading of the impoundment area and, finally, environmental rehabilitation.

Construction of a new retaining dam, following the failure of the Fundão dam, is now complete and was the last structure to be built in the Fundão valley to ensure the remaining tailings would not be remobilised. Further work relating to the starting dyke for the future tailings and waste piles is now incorporated into the Germano decommissioning program. This work will be completed by Samarco following transfer of the program from Fundação Renova in September 2019.

Looking ahead

The Samarco business plan considers an operations restart with one concentrator and tailings filtering, which changes the tailings disposal from the use of tailings dams to disposal of the coarse portion of the tailings in dry stack piles and the disposal of slimes in a previously mined out pit. Samarco is focused on completing the filtration plant construction for dry stacking and completing operational readiness activities. All filters are now installed and the electrical and mechanical installation services are progressing.

As part of the dam decommissioning process, the Germano pit dam gallery plugging and the Germano main dam preliminary services have started. Samarco is looking ahead to complete Germano main dam toe ground replacement, initial regrading and initial excavation of the spillway in FY2021.

1.9.4    Petroleum

Conventional petroleum

BHP has owned oil and gas assets since the 1960s. We have a world-class portfolio of high-margin conventional assets located in the US Gulf of Mexico, Australia, Trinidad and Tobago, and Algeria, as well as appraisal and exploration options in Mexico, deepwater Trinidad and Tobago, western Gulf of Mexico, Eastern Canada and Barbados. Our conventional petroleum business includes exploration, appraisal, development and production activities. We produce crude oil and condensate, gas and natural gas liquids (NGLs) that are sold on the international spot market or delivered domestically under contracts with varying terms, depending on location of the asset.

Our conventional petroleum business responded effectively to COVID-19, despite global market impacts in the second half of FY2020 as petroleum demand reduced due to collapsing transport activity. As always, the safety of our people came first and additional measures were put in place across each of our assets and projects to protect the health and safety of our workforce. All assets remained in operation as a result of these measures and through partnering with our communities, suppliers and contractors. Despite supply chain delays, all projects currently in execution remain on track to meet first production guidance.

United States

Gulf of Mexico

Overview

Our US Gulf of Mexico assets are large, long-life and expandable.

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

Key developments during FY2020

The Mad Dog Phase 2 project, located in the Green Canyon area of the deepwater US Gulf of Mexico, successfully progressed through FY2020 and remains on track for first production in CY2022. Mad Dog Phase 2 is an extension of the existing Mad Dog field and is one of the largest discovered and undeveloped resources in the Gulf of Mexico. The project builds on the successful Mad Dog South appraisal well, which confirmed significant hydrocarbons in the southern portion of this field, and will include a new floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day from up to 14 production wells.

The Atlantis Phase 3 project, also located in the Green Canyon area, remained on schedule and on budget, achieving first production in July 2020. This project includes a subsea tie back of eight new production wells accessing infill resource opportunities identified through seismic imaging. Atlantis Phase 3 is expected to increase production by an estimated 38,000 gross barrels of oil equivalent per day at its peak.

For more information on Mad Dog Phase 2 and Atlantis Phase 3, refer to section 6.5.

Australia

Overview

Bass Strait

We have produced oil and gas from Bass Strait (50 per cent interest) for more than 50 years. Our operations are located between 25 and 80 kilometres off the southeastern coast of Australia. The Gippsland Basin Joint Venture, operated by Esso Australia (a subsidiary of ExxonMobil), participated in the original discovery and development of hydrocarbons in the basin. The Kipper gas field under the Kipper Unit Joint Venture (32.5 per cent interest), also operated by Esso Australia, has brought online additional gas and liquids production that are processed via existing Gippsland Basin Joint Venture facilities.

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

We are also a joint venture partner in four nearby oil fields – Cossack, Wanaea, Lambert and Hermes – produced through the Okha floating production, storage and off-take (FPSO) facility (16.67 per cent interest). All North West Shelf gas and oil joint ventures are operated by Woodside Energy Limited (Woodside).

Pyrenees

BHP operates the Pyrenees FPSO facility, located approximately 23 kilometres off Northwest Cape, Western Australia. The facility produces from six offshore fields. We had an effective 62.36 per cent interest in the fields as at 30 June 2020 based on inception-to-date production from two permits in which we have interests of 71.43 per cent and 40 per cent, respectively.

Macedon

We are the operator of Macedon (71.43 per cent interest), an offshore gas field located around 75 kilometres west of Onslow, Western Australia and an onshore gas processing facility located around 17 kilometres southwest of Onslow.

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

On 3 September 2019, the Minerva gas field reached end-of-field life and production ceased at the Minerva gas plant. On 1 May 2018, BHP entered into an agreement for the sale of its interests in the onshore gas plant with subsidiaries of Cooper Energy and Mitsui E&P Australia Pty Ltd. The agreement provided for the transfer of the plant and associated land after the cessation of current operations processing gas from the Minerva gas field. The sale was completed on 5 December 2019.

Key developments during FY2020

Scarborough

In the March 2020 quarter, BHP and Woodside (operator) agreed to align participating interests across the WA-1-R and WA-2-R titles resulting in BHP holding a 26.5 per cent interest in each title. BHP also holds a 50 per cent non-operated interest in Jupiter and Thebe titles (WA-61-R and WA-63-R) in the greater Scarborough area located offshore northwest Australia. Scarborough offers material growth potential in Western Australia and opportunities to develop the Scarborough gas field are progressing.

BHP and Woodside also signed a non-binding Heads of Agreement to progress the Scarborough gas development during the December 2019 quarter. Among other terms, this includes agreement on a competitive tariff for gas processing through the Pluto LNG facility. In March 2020, Woodside announced deferral of the Scarborough gas development to the second half of CY2021. A final investment decision by BHP is expected to align with this revised timing.

Bass Strait West Barracouta

Two new West Barracouta wells were completed under budget in the June 2020 quarter. Construction on production infrastructure linking the West Barracouta development to the existing Barracouta field is currently underway. First gas is expected in CY2021.

North West Shelf Greater Western Flank

A final investment decision was reached for Greater Western Flank Phase 3 (GWF-3) and Lambert Deep in January 2020. This four well tie back will take advantage of existing infrastructure and first gas is expected in CY2023.

Other conventional petroleum assets

Overview

Trinidad and Tobago

BHP operates the Greater Angostura field (45 per cent interest in the production sharing contract), an integrated oil and gas development located offshore 40 kilometres east of Trinidad. The crude oil is sold on a spot basis to international markets, while the gas is sold domestically under term contracts.

Algeria

Our Algerian asset comprises an effective 29.2 per cent interest in the Rhourde Ouled Djemma (ROD) Integrated Development, which consists of the ROD, Sif Fatima – Sif Fatima North East (SF SFNE) and four satellite oil fields that pump oil back to a dedicated processing train. The oil is sold to international markets. ROD Integrated Development is jointly operated by Sonatrach and ENI.

Key developments during FY2020

Building on our existing position in the region, Ruby is an offshore shallow water oil and gas development in Trinidad and Tobago that will consist of five production wells tied back into existing operated processing facilities. The BHP Board approved its development on 8 August 2019 with an expected investment of US$283 million (BHP share). First production is targeted in CY2021. The project is estimated to have the capacity to produce up to 16,000 gross barrels of oil per day and 80 million gross standard cubic feet of natural gas per day.

For more information on Ruby, refer to section 6.5.

1.9.5    Commercial

BHP’s Commercial function maximises commercial and social value and minimises costs across the end-to-end supply chain. The function is organised around our core value chain activities – Sales and Marketing; Maritime and Supply Chain Excellence; Procurement; and Warehousing Inventory and Logistics and Property – supported by short- and long-term market insights, strategy and planning activities, and close partnership with our assets.

Our Operating Model enables us to provide improved service levels to our assets and customers, by harnessing deep subject matter expertise, simpler processes and centralisation of standardised activities. By embracing our strategic end-to-end supply chain mandate and partnership with our suppliers and customers, the Commercial function also creates social value through supply chain integrity, community and sustainability focus.

Sales and Marketing

Sales and Marketing connects BHP’s resources to market through commercial expertise, optimised sales and operations planning, deep customer insights and proactive risk management. They present a single face to markets across multiple assets, with a view to realising maximum value for our products.

Maritime and Supply Chain Excellence

Maritime and Supply Chain Excellence manages BHP’s enterprise-wide transportation strategy and chartering ocean freight to meet BHP’s inbound and outbound transportation needs. They work to ensure consistent safety standards across BHP’s maritime supply chain and lead the industry toward a safer and more sustainable global ecosystem. The team focuses on supply chain excellence and sourcing marine freight coverage at the lowest available cost.

Procurement

Our global Procurement sub-functions purchase the goods and services used by our projects, assets and functions. Procurement works with our business to optimise equipment performance, reduce operating costs and improve working capital. They manage supply chain risk and develop sustainable relationships with global suppliers and local businesses in the communities in which we operate.

Warehousing Inventory and Logistics and Property

Warehousing Inventory and Logistics and Property design and operate our inbound supply chain networks for the delivery of spare parts, operating supplies and consumables. They design and operate our office workspaces globally.

Market Analysis and Economics

Our Market Analysis and Economics team develops BHP’s independent view on the outlook for commodity demand and commodity prices. The team works with our Procurement, Maritime, and Sales and Marketing sub-functions to help optimise end-to-end commercial value, and with the Finance and External Affairs functions to identify and respond to long-run strategic changes in our operating environment.

1.10    Summary of financial performance

1.10.1    Group overview

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

Information in this section has been presented on a Continuing operations basis to exclude the contribution from Onshore US assets, unless otherwise noted. Details of the contribution of the Onshore US assets to the Group’s results are disclosed in note 28 ‘Discontinued operations’ in section 5.

Year ended 30 June US$M	2020	2019	2018	2017	2016
Consolidated Income Statement (section 5.1.1)
Revenue (1)	42,931	44,288	43,129	35,740	28,567
Profit from operations	14,421	16,113	15,996	12,554	2,804
Profit/(loss) after taxation from Continuing operations	8,736	9,520	7,744	6,694	(312)
Loss after taxation from Discontinued operations	–	(335)	(2,921)	(472)	(5,895)
Profit/(loss) after taxation from Continuing and Discontinued operations attributable to BHP shareholders (Attributable profit/(loss)) (2)	7,956	8,306	3,705	5,890	(6,385)
Dividends per ordinary share – paid during the period (US cents)	143.0	220.0	98.0	54.0	78.0
Dividends per ordinary share – determined in respect of the period (US cents)	120.0	235.0	118.0	83.0	30.0
Basic earnings/(loss) per ordinary share (US cents) (2)(3)	157.3	160.3	69.6	110.7	(120.0)
Diluted earnings/(loss) per ordinary share (US cents) (2)(3)	157.0	159.9	69.4	110.4	(120.0)
Basic earnings/(loss) from Continuing operations per ordinary share (US cents) (3)	157.3	166.9	125.0	119.8	(10.2)
Diluted earnings/(loss) from Continuing operations per ordinary share (US cents) (3)	157.0	166.5	124.6	119.5	(10.2)
Number of ordinary shares (million)
– At period end	5,058	5,058	5,324	5,324	5,324
– Weighted average	5,057	5,180	5,323	5,323	5,322
– Diluted	5,069	5,193	5,337	5,336	5,322
Consolidated Balance Sheet (section 5.1.3) (4)
Total assets	104,783	100,861	111,993	117,006	118,953
Net assets	52,246	51,824	60,670	62,726	60,071
Share capital (including share premium)	2,686	2,686	2,761	2,761	2,761
Total equity attributable to BHP shareholders	47,936	47,240	55,592	57,258	54,290
Consolidated Cash Flow Statement (section 5.1.4)
Net operating cash flows (5)	15,706	17,871	18,461	16,804	10,625
Capital and exploration expenditure (6)	7,640	7,566	6,753	5,220	7,711
Other financial information
Net debt (7)(8)	12,044	9,446	11,605	17,201	25,590
Underlying attributable profit (7)	9,060	9,124	8,933	6,732	1,215
Underlying EBITDA (7)	22,071	23,158	23,183	19,350	11,720
Underlying EBIT (7)	15,874	17,065	16,562	13,190	5,324
Underlying basic earnings per share (US cents) (7)	179.2	176.1	167.8	126.5	22.8
Underlying Return on Capital Employed (per cent) (7)	16.9	15.9	14.2	9.8	2.4

(1)

FY2018 and FY2017 have been restated to reflect the impact of the accounting standard, IFRS 15 Revenue from Contracts with Customers, which came into effect from 1 July 2018 with restatements applied to comparative periods in section 5. FY2016 has not been restated. For more information on revenue, refer to note 2 ‘Revenue’ in section 5.

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

(6)

Capital and exploration expenditure is presented on a cash basis and represents purchases of property, plant and equipment plus exploration expenditure from the Consolidated Cash Flow Statement in section 5 and includes purchases of property, plant and equipment plus exploration expenditure from Discontinued operations. For more information, refer to note 28 ‘Discontinued operations’ in section 5. Purchase of property, plant and equipment includes capitalised deferred stripping of US$698 million for FY2020 (FY2019: US$1,022 million) and excludes capitalised interest. Exploration expenditure is capitalised in accordance with our accounting policies, as set out in note 11 ‘Property, plant and equipment’ in section 5.

(7)

We use Alternative Performance Measures to reflect the underlying performance of the Group. Underlying attributable profit, Underlying basic earnings per share and Underlying Return on Capital Employed includes Continuing and Discontinued operations. Refer to section 6.1 for a reconciliation of Alternative Performance Measures to their respective IFRS measure. Refer to section 6.1.1 for the definition and method of calculation of Alternative Performance Measures. Refer to note 19 ‘Net debt’ in section 5 for the composition of Net debt.

(8)

With effect from 1 July 2019, the net debt definition includes the fair value of derivative financial instruments used to hedge cash and borrowings. Prior period comparatives have been restated to reflect the change in net debt calculation. As a result of the adoption of IFRS 16 ‘Leases’ from 1 July 2019, the current period ‘Total Interest bearing liabilities’ includes all leases under the new definition. The Group elected to apply the modified retrospective transition approach, with no restatement of comparative periods. Refer to note 38 ‘New and amended accounting standards and interpretations’ in section 5. Vessel lease contracts that are priced with reference to a freight index, which did not meet the definition of a lease under IAS 17, now meet the definition of a lease under IFRS 16. These contracts are measured at each reporting date based on the prevailing freight index. The freight index has historically been volatile which creates significant short-term fluctuation in these liabilities. Continued volatility throughout FY2020 has meant that as of 1 January 2020, the Group excludes these liabilities from its net debt calculation.

1.10.2    Financial results

The following table expands on the Consolidated Income Statement in section 5.1.1, to provide more information on the revenue and expenses of the Group in FY2020.

Year ended 30 June	2020 US$M	2019 US$M	2018 US$M
Continuing operations
Revenue (1)	42,931	44,288	43,129

Other income	777	393	247

Employee benefits expense	(4,055)	(4,032)	(3,990)
Changes in inventories of finished goods and work in progress	326	(496)	142
Raw materials and consumables used	(5,509)	(4,591)	(4,389)
Freight and transportation	(1,981)	(2,378)	(2,294)
External services	(4,404)	(4,745)	(4,786)
Third party commodity purchases	(1,139)	(1,069)	(1,374)
Net foreign exchange gains/(losses)	603	147	93
Fair value of derivatives	(422)	(8)	(208)
Government royalties paid and payable	(2,362)	(2,538)	(2,168)
Exploration and evaluation expenditure incurred and expensed in the current period	(517)	(516)	(641)
Depreciation and amortisation expense	(6,112)	(5,829)	(6,288)
Impairment of assets	(494)	(264)	(333)
Lease costs	(675)	(405)	(421)
All other operating expenses	(2,034)	(1,298)	(870)

Expenses excluding net finance costs	(28,775)	(28,022)	(27,527)

(Loss)/profit from equity accounted investments, related impairments and expenses	(512)	(546)	147

Profit from operations	14,421	16,113	15,996

Net finance costs	(911)	(1,064)	(1,245)
Total taxation expense	(4,774)	(5,529)	(7,007)

Profit after taxation from Continuing operations	8,736	9,520	7,744

Discontinued operations
Loss after taxation from Discontinued operations	–	(335)	(2,921)

Profit after taxation from Continuing and Discontinued operations	8,736	9,185	4,823

Attributable to non-controlling interests	780	879	1,118
Attributable to BHP shareholders	7,956	8,306	3,705

(1)	Includes the sale of third party products.

Profit after taxation attributable to BHP shareholders decreased from a profit of US$8.3 billion in FY2019 to a profit of US$8.0 billion in FY2020.

Revenue of US$42.9 billion decreased by US$1.4 billion, or 3 per cent, from FY2019. This decrease was primarily attributable to lower average realised prices for coal, petroleum and copper, and lower volumes due to natural field decline at Petroleum and lower grade at Escondida and Spence, combined with planned maintenance across a number of our assets. This was partially offset by higher average realised prices for iron ore, record production at WAIO, record average concentrator throughput at Escondida and improved operational stability. For information on our average realised prices and production of our commodities, refer to section 1.11.

Total expenses of US$28.8 billion increased by US$0.8 billion, or 3 per cent, from FY2019. The decrease in changes in inventories of finished goods and work in progress of US$822 million was primarily driven by FY2019 inventory drawdowns at Escondida in line with the Los Colorados Extension commissioning compared to planned rebuilds for operational stability following drawdowns in the prior year. Raw materials and consumables used increased by US$918 million driven by the cancellation of power contracts at Escondida and Spence as part of the shift towards 100 per cent renewable energy supply contracts. Freight and transportation decreased by US$397 million driven by the adoption of IFRS 16 where freight costs related to continuous voyage charters were brought onto the balance sheet as right-of-use assets and depreciated. Depreciation and amortisation expense increased by US$283 million driven by the adoption of IFRS 16 right-of-use assets partially offset by lower depreciation and amortisation at Petroleum in line with lower production volumes due to natural field decline. Impairment of assets increased by US$230 million driven by Cerro Colorado operations reflecting current mine plan. Other operating expenses increased by US$736 million driven by an increase in depletion of production stripping mainly at Escondida due to increased fine copper movement combined with closure provision adjustment for closed mines. Favourable movements in foreign exchange (FX) affected the majority of cost categories.

(Loss)/profit from equity accounted investments, related impairments and expenses of US$(512) million in FY2020 decreased by US$34 million from FY2019. The decrease reflects lower profits from Antamina and Cerrejón which was primarily due to lower prices and COVID-19-related outages offset by favourable FX movements on the Samarco dam failure provision.

Net finance costs of US$911 million decreased by US$153 million, or 14 per cent, from FY2019 mainly due to lower effective interest rates and lower average debt balance following the repayment on maturity of Group debt. For more information on net finance costs, refer to section 1.10.3 and note 21 ‘Net finance costs’ in section 5.

Total taxation expense of US$4,774 million reduced by US$755 million from FY2019. The decrease was primarily due to lower profits combined with FY2019 impacted by provisions for tax disputes and a higher net reduction in US tax credits related to Chilean taxes. For more information on income tax expense, refer to note 6 ‘Income tax expense’ in section 5.

Principal factors that affect Revenue, Profit from operations and Underlying EBITDA

The following table describes the impact of the principal factors that affected Revenue, Profit from operations and Underlying EBITDA for FY2020 and relates them back to our Consolidated Income Statement. For information on the method of calculation of the principal factors that affect Revenue, Profit from operations and Underlying EBITDA, refer to section 6.1.2.

With effect from 1 July 2019, the Change in volumes variance calculation has been changed to reference prior year price less variable unit cost instead of prior year Underlying EBITDA margin. This change to the Change in volumes variance calculation is offset in the Operating cash costs variance calculation. Management believes this amendment is useful because the entire impact of a Change in volumes will be reflected in one category instead of separately reporting the related fixed cost dilution impacts in the Operating cash costs category. Prior periods have not been restated for this change.

	Revenue US$M	Total expenses, Other income and (Loss)/profit from equity accounted investments US$M	Profit from operations US$M	Depreciation, amortisation and impairments and Exceptional Items US$M	Underlying EBITDA US$M
Year ended 30 June 2019
Revenue	44,288
Other income		393
Expenses excluding net finance costs		(28,022)
(Loss)/profit from equity accounted investments, related impairments and expenses		(546)

Total other income, expenses excluding net finance costs and (Loss)/profit from equity accounted investments, related impairments and expenses		(28,175)

Profit from operations			16,113
Depreciation, amortisation and impairments (1)				6,093
Exceptional items				952

Underlying EBITDA					23,158

Change in sales prices	(1,038)	(54)	(1,092)	–	(1,092)
Price-linked costs	–	(12)	(12)	–	(12)

Net price impact	(1,038)	(66)	(1,104)	–	(1,104)

Change in volumes	(378)	(34)	(412)	–	(412)

Operating cash costs	–	223	223	–	223
Exploration and business development	–	(115)	(115)	–	(115)

Change in controllable cash costs (2)	–	108	108	–	108

Exchange rates	(66)	1,020	954	–	954
Inflation on costs	–	(298)	(298)	–	(298)
Fuel and energy	–	77	77	–	77
Non-cash	–	(460)	(460)	–	(460)
One-off items	189	95	284	–	284

Change in other costs	123	434	557	–	557

Asset sales	–	1	1	–	1
Ceased and sold operations	(90)	(328)	(418)	–	(418)
Other	26	155	181	–	181

Depreciation, amortisation and impairments	–	(104)	(104)	104	–
Exceptional items	–	(501)	(501)	501	–

Year ended 30 June 2020
Revenue	42,931
Other income		777
Expenses excluding net finance costs		(28,775)
(Loss)/profit from equity accounted investments, related impairments and expenses		(512)

Total other income, expenses excluding net finance costs and (Loss)/profit from equity accounted investments, related impairments and expenses		(28,510)

Profit from operations			14,421
Depreciation, amortisation and impairments (1)				6,606
Exceptional item included in Depreciation, amortisation and impairments				(409)
Exceptional items				1,453

Underlying EBITDA					22,071

(1)

Depreciation and impairments that we classify as exceptional items are excluded from depreciation, amortisation and impairments. Depreciation, amortisation and impairments includes non-exceptional impairments of US$85 million (FY2019: US$264 million).

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

Lower average realised prices decreased Underlying EBITDA by US$1.1 billion in FY2020 reflecting lower average realised prices for metallurgical and energy coal, petroleum and copper, partially offset by higher average realised prices for iron ore and nickel.

Change in volumes decreased Underlying EBITDA by US$412 million primarily as a result of record production at WAIO, Caval Ridge and Poitrel, record average concentrator throughput at Escondida and improved operational stability following the prior period impacts of unplanned outages. These favourable movements were more than offset by the impacts from planned maintenance across a number of our assets (Queensland Coal, WAIO), unfavourable weather (Queensland Coal, WAIO, NSWEC), a change in product strategy at NSWEC to focus on higher-quality products, lower grade at Escondida and Spence and Petroleum natural field decline across the portfolio.

Lower costs reflect strong cost performance driven by consumption efficiencies at Escondida, favourable inventory movements across our assets in line with mine plans and planned rebuilds for operational stability following drawdowns in the prior year, supported by further reductions in overheads, partially offset by increased planned maintenance activities at a number of assets during the year. This was offset by higher business development costs in Mexico following the successful exploration program at Trion.

A stronger US dollar against the Australian dollar and Chilean peso increased Underlying EBITDA by US$954 million during the period.

Non-cash reflects higher deferred stripping depletion and lower overburden movement in line with mine plan at Escondida, decreasing Underlying EBITDA by US$460 million.

Higher ceased and sold operations reflects higher closure and rehabilitation provision adjustments for closed mines of US$362 million, sale of our interests in the Bruce and Keith oil and gas fields in the prior period, and cessation of operations at Minerva in FY2020.

Other includes the favourable impacts from the first year of application of IFRS 16 Leases offset by lower profits from our equity accounted investments (Antamina and Cerrejón) due to lower prices and COVID-19 related outages.

Cash flow

The following table provides a summary of the Consolidated Cash Flow Statement contained in section 5.1.4 to show the key sources and uses of cash during the periods presented:

Year ended 30 June	2020 US$M	2019 US$M	2018 US$M
Cash generated from operations	22,268	23,428	22,949
Dividends received	137	516	709
Net interest paid	(840)	(903)	(887)
Proceeds/(settlements) of cash management related instruments	85	296	(292)
Net taxation paid	(5,944)	(5,940)	(4,918)

Net operating cash flows from Continuing operations	15,706	17,397	17,561

Net operating cash flows from Discontinued operations	–	474	900

Net operating cash flows	15,706	17,871	18,461

Purchases of property, plant and equipment	(6,900)	(6,250)	(4,979)
Exploration expenditure	(740)	(873)	(874)

Subtotal: Capital and exploration expenditure	(7,640)	(7,123)	(5,853)

Exploration expenditure expensed and included in operating cash flows	517	516	641
Net investment and funding of equity accounted investments	(618)	(630)	204
Other investing activities	125	(140)	(52)

Net investing cash flows from Continuing operations	(7,616)	(7,377)	(5,060)

Net investing cash flows from Discontinued operations	–	(443)	(861)
Proceeds from divestment of Onshore US, net of its cash	–	10,427	–

Net investing cash flows	(7,616)	2,607	(5,921)

Net repayment of interest bearing liabilities	(1,690)	(2,514)	(3,878)
Share buy-back – BHP Group Limited	–	(5,220)	–
Dividends paid	(6,876)	(11,395)	(5,220)
Dividends paid to non-controlling interests	(1,043)	(1,198)	(1,582)
Other financing activities	(143)	(188)	(171)

Net financing cash flows from Continuing operations	(9,752)	(20,515)	(10,851)

Net financing cash flows from Discontinued operations	–	(13)	(40)

Net financing cash flows	(9,752)	(20,528)	(10,891)

Net (decrease)/increase in cash and cash equivalents	(1,662)	(10,477)	1,649

Net (decrease)/increase in cash and cash equivalents from Continuing operations	(1,662)	(10,495)	1,650

Net increase/(decrease) in cash and cash equivalents from Discontinued operations	–	18	(1)

Net operating cash inflows of US$15.7 billion decreased by US$2.2 billion. This reflects weaker commodity prices in coal and petroleum and field and grade declines, partially offset by stronger iron ore prices and strong underlying performance across the portfolio.

Net investing cash outflows of US$7.6 billion increased by US$10.2 billion. This reflects the proceeds from the divestment of Onshore US, net of its cash in FY2019, partially offset by continued investment in high-return latent capacity projects and investment in South Flank, Spence Growth Option and Mad Dog 2 in FY2020.

For more information and a breakdown of capital and exploration expenditure on a commodity basis, refer to section 1.11.

Net financing cash outflows of US$9.8 billion decreased by US$10.8 billion. This reflects the off-market buy-back of BHP Group Limited shares of US$5.2 billion in December 2018, the special dividend of US$5.2 billion paid in January 2019 from the Onshore US asset sale (net proceeds), lower repayments of interest bearing liabilities of US$0.8 billion and lower dividends to non-controlling interests of US$0.2 billion, partially offset by higher dividends to BHP shareholders in FY2020 of US$0.7 billion.

For more information, refer to section 1.10.3 and note 19 ‘Net debt’ in section 5.

Underlying Return on Capital Employed (ROCE) of 16.9 per cent increased by 1.0 per cent (FY2019: 15.9 per cent) reflecting the impact of the sale of Onshore US in FY2018. The Return on Capital Employed in FY2020 includes US$12.5 billion of Assets under Construction (average of ending balances for FY2020 of US$13.8 billion and FY2019 of US$11.1 billion) including major projects in Potash, Spence Growth Option, South Flank and Mad Dog which are not yet producing their planned contribution to earnings.

For more information on Assets under Construction refer to note 11 ‘Property, plant and equipment’ in section 5.

Comparisons for the year ended 30 June 2019 to 30 June 2018 in connection with Financial results, Principal factors that affect Revenue, Profit from operations and Underlying EBITDA and Cash flow have been omitted from this Form 20-F, but can be found in our Form 20-F for the fiscal year ended 30 June 2019, filed on 17 September 2019.

1.10.3    Debt and sources of liquidity

Our policies on debt and liquidity management have the following objectives:

•	a strong balance sheet through the cycle

•	diversification of funding sources

•	maintain borrowings and excess cash predominantly in US dollars

Interest bearing liabilities, net debt and gearing

At the end of FY2020, Interest bearing liabilities were US$27.0 billion (FY2019: US$24.8 billion) and Cash and cash equivalents were US$13.4 billion (FY2019: US$15.6 billion). This resulted in net debt (1) of US$12.0 billion, which represented an increase of US$2.6 billion compared with the net debt position at 30 June 2019 primarily due to the application of IFRS 16. Gearing, which is the ratio of net debt to net debt plus net assets, was 18.7 per cent at 30 June 2020, compared with 15.4 per cent at 30 June 2019.

During FY2020, the Group decided not to refinance US$0.9 billion of Group-level debt (consisting of an A$1.0 billion bond and the remaining amount of the €600 million bond that matured). This extended BHP’s average debt maturity profile and enhanced BHP’s capital structure.

At the subsidiary level, Escondida refinanced US$0.5 billion of maturing long-term debt.

Funding sources

No new Group-level debt was issued in FY2020 and debt that matured during the year was not refinanced.

Our Group-level borrowing facilities are not subject to financial covenants. Certain specific financing facilities in relation to specific assets are the subject of financial covenants that vary from facility to facility, but this would be considered normal for such facilities. In addition to the Group’s uncommitted debt issuance programs, we hold the following committed standby facilities:

	Facility available 2020 US$M	Drawn 2020 US$M	Undrawn 2020 US$M	Facility available 2019 US$M	Drawn 2019 US$M	Undrawn 2019 US$M
Revolving credit facility (2)	5,500	–	5,500	6,000	–	6,000

Total financing facilities	5,500	–	5,500	6,000	–	6,000

(1)

We use Alternative Performance Measures to reflect the underlying financial performance of BHP, refer to section 6.1. For the definition and method of calculation of alternative performance measures, refer to section 6.1.1. For the composition of net debt, refer to note 19 ‘Net debt’ in section 5.

(2)

BHP’s revolving credit facility was refinanced on 10 October 2019 and is due to mature on 10 October 2024. The committed US$5.5 billion revolving credit facility operates as a back-stop to the Group’s uncommitted commercial paper program. The combined amount drawn under the facility or as commercial paper will not exceed US$5.5 billion. As at 30 June 2020, US$ nil commercial paper was drawn (FY2019: US$ nil), therefore US$5.5 billion of committed facility was available to use (FY2019: US$6.0 billion). A commitment fee is payable on the undrawn balance and an interest rate comprising an interbank rate plus a margin applies to any drawn balance. The agreed margins are typical for a credit facility extended to a company with BHP’s credit rating.

For more information on the maturity profile of our debt obligations and details of our standby and support agreements, refer to note 22 ‘Financial risk management’ in section 5.

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

The following table expands on the net debt, to provide more information on the cash and non-cash movements in FY2020.

Year ended 30 June	2020 US$M		2019 US$M
Net debt at the beginning of the financial year		(9,446)		(11,605)

Net operating cash flows	15,706		17,871
Net investing cash flows	(7,616)		2,607

Free cash flow		8,090		20,478

Carrying value of interest bearing liability repayments	1,533		2,351
Net settlements of interest bearing liabilities and debt related instruments	(1,984)		(2,781)
Share buy-back – BHP Group Limited	–		(5,220)
Dividends paid	(6,876)		(11,395)
Dividends paid to non-controlling interests	(1,043)		(1,198)
Other financing activities (1)	(143)		(201)

Other cash movements		(8,513)		(18,444)

Fair value adjustment on debt (including debt related instruments) (2)	88		44
Foreign exchange impacts on cash (including cash management related instruments)	(26)		94
IFRS 16 leases taken on at 1 July	(1,778)		–
Lease additions	(363)		–
Others	(96)		(13)

Non-cash movements		(2,175)		125

Net debt at the end of the financial year (3)		(12,044)		(9,446)

(1)	Other financing activities mainly comprises purchases of shares by Employee Share Option Plan trusts of US$143 million (FY2019: US$188 million).

(2)

The Group hedges against the volatility in both exchange and interest rates on debt, and also exchange on cash, with associated movements in derivatives reported in Other financial assets/liabilities as effective hedged derivatives (cross currency and interest rate swaps), in accordance with accounting standards. For more information, refer to note 22 ‘Financial risk management’ in section 5.

(3)	Includes US$1,633 million of additional leases due to the implementation of IFRS 16.

The comparison for the year ended 30 June 2019 to 30 June 2018 has been omitted from this Form 20-F, but can be found in our Form 20-F for the fiscal year ended 30 June 2019, filed on 17 September 2019.

1.10.4    Alternative Performance Measures

We use various Alternative Performance Measures (APMs) to reflect our underlying performance.

These APMs are not defined or specified under the requirements of IFRS, but are derived from the Group’s Consolidated Financial Statements prepared in accordance with IFRS. The APMs are consistent with how management reviews financial performance of the Group with the Board and the investment community.

Section 6.1, which is incorporated into the Strategic Report by reference, includes our APMs and Section 6.1.1 outlines why we believe the APMs are useful and the calculation methodology. We believe these APMs provide useful information, but they should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position.

1.11    Performance by commodity

Management believes the following financial information presented by commodity provides a meaningful indication of the underlying financial performance of the assets, including equity accounted investments, of each reportable segment. Information relating to assets that are accounted for as equity accounted investments is shown to reflect BHP’s share, unless otherwise noted, to provide insight into the drivers of these assets.

For the purposes of this financial information, segments are reported on a statutory basis in accordance with IFRS 8 ‘Operating Segments’. The tables for each commodity include an ‘adjustment for equity accounted investments’ to reconcile the equity accounted results to the statutory segment results.

For a reconciliation of alternative performance measures to their respective IFRS measure and an explanation as to the use of Underlying EBITDA and Underlying EBIT in assessing our performance, refer to section 6.1. For the definition and method of calculation of alternative performance measures, refer to section 6.1.1. For more information as to the statutory determination of our reportable segments, refer to note 1 ‘Segment reporting’ in section 5.

Unit costs (1) is one of the financial measures used to monitor the performance of our individual assets and is included in the analysis of each reportable segment.

(1)	For more information on alternative performance measures, refer to section 6.1.

1.11.1    Petroleum

Detailed below is financial information for our Petroleum assets excluding Onshore US for FY2019 and an analysis of Petroleum’s financial performance for FY2020 compared with FY2019.

Year ended 30 June 2020 US$M	Revenue (4)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets (5)	Capital expenditure	Exploration gross (6)	Exploration to profit (7)
Australia Production Unit (1)	361	253	197	56	289	6
Bass Strait	1,102	761	449	312	1,796	87
North West Shelf	1,076	731	260	471	1,261	130
Atlantis	561	431	175	256	1,061	197
Shenzi	277	174	139	35	550	45
Mad Dog	216	164	64	100	1,551	375
Trinidad/Tobago	191	92	46	46	323	46
Algeria	159	111	12	99	60	16
Exploration	–	(394)	41	(435)	1,227	(1)
Other (2)	104	(111)	77	(188)	129	8

Total Petroleum from Group production	4,047	2,212	1,460	752	8,247	909	564	394

Third party products	39	(2)	–	(2)	–	–	–	–

Total Petroleum	4,086	2,210	1,460	750	8,247	909	564	394

Adjustment for equity accounted investments (3)	(16)	(3)	(3)	–	–	–	–	–

Total Petroleum statutory result	4,070	2,207	1,457	750	8,247	909	564	394

Year ended 30 June 2019 Restated US$M	Revenue (4)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets (5)	Capital expenditure	Exploration gross (6)	Exploration to profit (7)
Australia Production Unit (1)	507	332	192	140	513	13
Bass Strait	1,237	915	427	488	2,217	32
North West Shelf	1,657	1,220	298	922	1,371	106
Atlantis	979	824	261	563	1,060	31
Shenzi	540	437	151	286	658	30
Mad Dog	319	268	59	209	1,232	362
Trinidad/Tobago	287	181	56	125	302	23
Algeria	258	201	26	175	49	7
Exploration	–	(388)	58	(446)	1,039	–
Other (2)	153	73	55	18	(109)	41

Total Petroleum from Group production	5,937	4,063	1,583	2,480	8,332	645	685	409

Third party products	10	–	–	–	–	–	–	–

Total Petroleum	5,947	4,063	1,583	2,480	8,332	645	685	409

Adjustment for equity accounted investments (3)	(17)	(2)	(2)	–	–	–	–	–

Total Petroleum statutory result	5,930	4,061	1,581	2,480	8,332	645	685	409

(1)	Australia Production Unit includes Macedon, Pyrenees and Minerva.

(2)

Predominantly divisional activities, business development, UK (divested in November 2018), Neptune and Genesis. Also includes the Caesar oil pipeline and the Cleopatra gas pipeline, which are equity accounted investments. The financial information for the Caesar oil pipeline and the Cleopatra gas pipeline presented above, with the exception of net operating assets, reflects BHP’s share.

(3)

Total Petroleum statutory result revenue excludes US$16 million (2019: US$17 million) revenue related to the Caesar oil pipeline and the Cleopatra gas pipeline. Total Petroleum statutory result Underlying EBITDA includes US$3 million (2019: US$2 million) D&A related to the Caesar oil pipeline and the Cleopatra gas pipeline.

(4)

Total Petroleum statutory result revenue includes: crude oil US$2,033 million (2019: US$3,171 million), natural gas US$980 million (2019: US$1,259 million), LNG US$774 million (2019: US$1,179 million), NGL US$198 million (2019: US$263 million) and other US$85 million (2019: US$58 million) which includes third party products.

(5)	Refer to section 6.1 for a reconciliation of Net operating assets to Net assets and section 6.1.1 for the definition and method of calculation of Net operating assets.

(6)	Includes US$170 million of capitalised exploration (2019: US$297 million).

(7)	Includes US$ nil of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2019: US$21 million).

Key drivers of conventional petroleum’s financial results

Price overview

Trends in each of the major markets are outlined below.

Crude oil

Our average realised sales price for crude oil was US$49.53 per barrel (FY2019: US$66.59 per barrel). Crude oil prices dropped significantly in the second half of FY2020 due to a brief OPEC and its non-member allies’ (‘OPEC+’) price war in March 2020 and COVID-19, with Brent falling below US$20/bbl in April 2020 at the height of the global lockdowns and peak demand destruction. The prices have partially recovered since then mainly due to swift output cuts from OPEC+ and a partial recovery in mobility. Very large storage builds flipped to draws in late May 2020, which allowed benchmark prices to move up to approximately US$40/bbl. Demand is expected to recover to pre-COVID-19 levels no earlier than the end of CY2021. In our longer-term outlook, we believe oil will be attractive, even under a plausible low case, for a considerable time to come.

Liquefied natural gas

Our average realised sales price for LNG was US$7.26 per Mcf (FY2019: US$9.43 per Mcf). The Japan-Korea Marker (JKM) price for LNG performed poorly in FY2020, reflecting a deepening oversupply situation. JKM hit an all-time low in April 2020 as a slowdown in Asian demand growth due to warm weather and COVID-19 and large increments of new supply coming online weighed on the market. Longer term, the commodity offers a combination of systematic base decline and an attractive demand trajectory. However, gas resource is abundant and liquefaction infrastructure comes with large upfront costs and extended pay backs. North American exports are expected to provide the marginal supply across multiple longer-term scenarios for the LNG industry, with new supply likely to be required to balance the market in the middle of this decade, or slightly later. Within global gas, LNG is expected to gain share. Against this backdrop, LNG assets advantaged by their proximity to existing infrastructure or customers, or both, will be attractive.

Production

Total Petroleum production for FY2020 decreased by 10 per cent to 109 MMboe.

Crude oil, condensate and natural gas liquids production decreased by 11 per cent to 49 MMboe due to the impacts of Tropical Storm Barry in the Gulf of Mexico, Tropical Cyclone Damien at our North West Shelf operations, maintenance at Atlantis and natural field decline across the portfolio. Weaker market conditions, including impacts from COVID-19, also contributed to lower volumes in the June 2020 quarter. This decline was partially offset by higher uptime at Pyrenees following the 70-day dry dock maintenance program during the prior year.

Natural gas production decreased by 9 per cent to 360 bcf, reflecting a decrease in both production and tax barrels (in accordance with the terms of our Production Sharing Contract) due to weaker market conditions in Trinidad and Tobago, impacts of maintenance and Tropical Cyclone Damien at North West Shelf and natural field decline across the portfolio.

For more information on individual asset production in FY2020, FY2019 and FY2018, refer to section 6.3.

Financial results

Petroleum revenue for FY2020 decreased by US$1.9 billion to US$4.1 billion. Gulf of Mexico, which includes Atlantis, Shenzi and Mad Dog, decreased by US$784 million to US$1.1 billion. In Australia, Bass Strait and North West Shelf collectively decreased by US$716 million to US$2.2 billion. The Trinidad Production Unit decreased by US$96 million to US$0.2 billion while the Australian Production Unit, which includes Macedon, Pyrenees and Minerva, decreased by US$146 million to US$0.4 billion.

Underlying EBITDA for Petroleum decreased by US$1.9 billion to US$2.2 billion. Price impacts, net of price-linked costs, decreased Underlying EBITDA by US$1.1 billion. Controllable cash costs increased by US$30 million reflecting higher business development costs in Mexico following the successful exploration program at Trion, partially offset by lower maintenance activity at our Australian assets. Ceased and sold operations decreased by US$76 million reflecting the sale of our interests in the Bruce and Keith oil and gas fields in the prior period, and cessation of operations at Minerva in FY2020. Lower volumes decreased Underlying EBITDA by US$588 million mainly due to natural field decline across the portfolio, a decrease in tax barrels at Trinidad and Tobago, weaker market conditions, the impacts from Tropical Cyclone Barry and Tropical Cyclone Damien and planned maintenance at Atlantis. Other items such as exchange rate and inflation also negatively impacted Underlying EBITDA by US$27 million.

Petroleum unit costs decreased by 8 per cent to US$9.74 per barrel of oil equivalent due to a reduction in price-linked costs, cost efficiencies and lower maintenance activities at our Australian operations due to COVID-19, partially offset by lower volumes. The calculation of conventional petroleum unit costs is set out in the table below.

Petroleum unit costs US$M	FY2020	FY2019
Revenue	4,070	5,930
Underlying EBITDA	2,207	4,061

Gross costs	1,863	1,869

Less: exploration expense (1)	394	388
Less: freight	110	152
Less: development and evaluation	166	46
Less: other (2)	131	8

Net costs	1,062	1,275

Production (MMboe, equity share)	109	121

Cost per Boe (US$) (3)	9.74	10.54

(1)	Exploration expense represents conventional petroleum’s share of total exploration expense.

(2)

Other includes non-cash profit on sales of assets, inventory movements, foreign exchange, provision for onerous lease contracts and the impact from the revaluation of embedded derivatives in the Trinidad and Tobago gas contract.

(3)	FY2020 based on an average exchange rate of AUD/USD 0.67.

Delivery commitments

We have delivery commitments of natural gas and LNG of approximately 1 billion cubic feet through FY2034 (83 per cent Australia and Asia, 17 per cent others), and crude and condensate commitments of 7 million barrels through FY2021 (57 per cent United States, 35 per cent Australia and Asia, 8 per cent others). We have sufficient proved reserves and production capacity to fulfil these delivery commitments.

We have obligation commitments of US$43 million for contracted capacity on transportation pipelines and gathering systems through FY2025, on which we are the shipper. The agreements have annual escalation clauses.

Other information

Drilling

The number of wells in the process of drilling and/or completion as of 30 June 2020 was as follows:

	Exploratory wells		Development wells		Total
	Gross	Net (1)	Gross	Net (1)	Gross	Net (1)
Australia	–	–	2	1	2	1
United States	–	–	26	8	26	8
Other (2)	–	–	1	0	1	0

Total	–	–	29	9	29	9

(1)	Represents our share of the gross well count.

(2)	Other is comprised of Algeria.

Conventional petroleum

BHP’s net share of capital development expenditure in FY2020, which is presented on a cash basis within this section, was US$909 million (FY2019: US$645 million). While the majority of the expenditure in FY2020 was incurred by operating partners at our Australian and Gulf of Mexico non-operated assets, we also incurred capital expenditure at our operated Australian, Gulf of Mexico, Algeria and Trinidad and Tobago assets.

Australia

BHP’s net share of capital development expenditure in FY2020 was US$223 million. The expenditure was primarily related to:

•	Scarborough gas field development

•	North West Shelf: Karratha Gas Plant refurbishment projects and external corrosion compliance

•	Bass Strait: West Barracouta subsea tie back development and Snapper A21a development project

Gulf of Mexico

BHP’s net share of capital development expenditure in FY2020 was US$617 million. The expenditure was primarily related to:

•	Atlantis: execution of approved development on Atlantis Phase 3 Project and Brownfield subsea tie back to existing Atlantis facility in Gulf of Mexico

•	Mad Dog: execution phase of Phase 2 development

Trinidad and Tobago

BHP’s net share of capital development expenditure in FY2020 was US$46 million. The expenditure was primarily related to:

•	Ruby: execution of approved development of Block 3a resources in the Ruby and Delaware reservoirs

Conventional petroleum exploration and appraisal

The majority of the expenditure incurred in FY2020 was in our focus areas, including Gulf of Mexico (US and Mexico) and Trinidad and Tobago. We also incurred expenditure in Canada.

Access

In the US Gulf of Mexico, we expanded our acreage positions through lease sale participation. In FY2020, the regulator awarded two blocks(1) in Green Canyon, central Gulf of Mexico and 19 blocks(2) in the western Gulf of Mexico. In July 2020, the regulator awarded two blocks(3) in Green Canyon, central Gulf of Mexico and three blocks(4) in the western Gulf of Mexico.

In Barbados, the offshore exploration licences for the Carlisle Bay and Bimshire blocks were declared effective as of 27 January 2020. The first exploration phase is a three-year program with commitment of seismic data.

(1)	Leases were awarded in blocks: GC124 and GC168.

(2)	Leases were awarded in blocks: GB721, GB630, GB574, GB575, GB619, GB676, GB677, EB655, EB656, EB701, GB762, GB805, GB806, GB851, GB852, GB895, GB672, GB716 and GB760.

(3)	Leases were awarded in blocks: GC80 and GC123.

(4)	Leases were awarded in blocks: AC36, AC80 and AC81.

Exploration program expenditure details

Our gross expenditure on exploration was US$564 million in FY2020, of which US$394 million was expensed.

Exploration and appraisal wells drilled, or in the process of drilling, during the year included:

Well	Location	Target	BHP equity	Spud date	Water depth	Total well depth	Status
Trion-3DEL	Mexico Block AE-0093	Oil	60% (BHP operator)	9 July 2019	2,596 m	4,615 m	Hydrocarbons encountered; plugged and abandoned

Boom-1	Trinidad & Tobago Block 14	Gas	70% (BHP operator)	28 August 2019	2,207 m	5,035 m	Hydrocarbons encountered; plugged and abandoned

Carnival-1	Trinidad & Tobago Block 14	Gas	70% (BHP operator)	30 September 2019	2,119 m	4,347 m	Dry hole; plugged and abandoned

In Trinidad and Tobago, we drilled two exploration wells in our northern licences and completed Phase 4 of our deepwater drilling campaign in the first half of FY2020. The campaign included two wells; Boom-1 encountered hydrocarbons and Carnival-1 was a dry hole. Technical work is ongoing to evaluate an appraisal program, development planning and commercial options for the discoveries in the Northern Gas play.

In Mexico, we drilled the Trion 3DEL appraisal well in the first half of FY2020 where we encountered oil in the reservoirs up dip from all previous well intersections. The results provided greater confidence around the scale, and quality, of the resource and we now have sufficient information to underpin development planning.

In Eastern Canada, technical evaluation is ongoing on our two licences in the Orphan Basin to support exploration well planning.

For information on conventional petroleum exploration, refer to section 1.5.3.

Outlook

In our conventional business, volumes are expected to be between 95 and 102 MMboe in FY2021 as a result of expected lower gas demand in Eastern Australia and Trinidad and Tobago, the previously announced delay of several small and medium sized projects with short lifecycles and natural field decline across the portfolio.

Unit costs are expected to be between US$11 and US$12 per barrel (based on an average exchange rate of AUD/USD 0.70) in FY2021 reflecting the impact of lower volumes and forecasted lower price-linked costs. In the medium-term, we expect an increase in unit costs to less than US$13 per barrel (based on an average exchange rate of AUD/USD 0.70) as a result of natural field decline.

Petroleum capital and exploration expenditure of approximately US$1.6 billion is now planned in FY2021 as a result of a delay of the Scarborough gas development and several small and medium sized projects, and an approximately US$250 million reduction in our exploration and appraisal program.

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

For further information, refer to note 28 ‘Discontinued operations’ in section 5.

The comparison for the year ended 30 June 2019 to 30 June 2018 has been omitted from this Form 20-F, but can be found in our Form 20-F for the fiscal year ended 30 June 2019, filed on 17 September 2019.

1.11.2    Copper

Detailed below is financial information for our Copper assets for FY2020 and FY2019 and an analysis of Copper’s financial performance for FY2020 compared with FY2019.

Year ended 30 June 2020 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets (6)	Capital expenditure	Exploration gross	Exploration to profit
Escondida (1)	6,719	3,535	1,143	2,392	12,013	919
Pampa Norte (2)	1,395	599	316	283	3,187	955
Antamina (3)	832	468	114	354	1,453	205
Olympic Dam	1,463	212	291	(79)	7,651	538
Other (3)(4)	–	(202)	58	(260)	103	22

Total Copper from Group production	10,409	4,612	1,922	2,690	24,407	2,639

Third party products	1,089	41	–	41	–	–

Total Copper	11,498	4,653	1,922	2,731	24,407	2,639	62	57

Adjustment for equity accounted investments (5)	(832)	(306)	(165)	(141)	–	(205)	(8)	(3)

Total Copper statutory result	10,666	4,347	1,757	2,590	24,407	2,434	54	54

Year ended 30 June 2019 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets (6)	Capital expenditure	Exploration gross	Exploration to profit
Escondida (1)	6,876	3,384	1,245	2,139	12,726	1,036
Pampa Norte (2)	1,502	701	381	320	2,937	1,194
Antamina (3)	1,144	723	108	615	1,345	229
Olympic Dam	1,351	273	331	(58)	7,133	485
Other (3)(4)	–	(315)	8	(323)	(53)	21

Total Copper from Group production	10,873	4,766	2,073	2,693	24,088	2,965

Third party products	1,109	116	–	116	–	–

Total Copper	11,982	4,882	2,073	2,809	24,088	2,965	66	65

Adjustment for equity accounted investments (5)	(1,144)	(332)	(110)	(222)	–	(230)	(4)	(3)

Total Copper statutory result	10,838	4,550	1,963	2,587	24,088	2,735	62	62

(1)	Escondida is consolidated under IFRS 10 and reported on a 100 per cent basis.

(2)	Includes Spence and Cerro Colorado.

(3)	Antamina, SolGold and Resolution are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group’s share.

(4)	Predominantly comprises divisional activities, greenfield exploration and business development. Includes Resolution and SolGold (acquired in October 2018).

(5)

Total Copper statutory result revenue excludes US$832 million (2019: US$1,144 million) revenue related to Antamina. Total Copper statutory result Underlying EBITDA includes US$165 million (2019: US$110 million) D&A and US$141 million (2019: US$222 million) net finance costs and taxation expense related to Antamina, Resolution and SolGold that are also included in Underlying EBIT. Total Copper Capital expenditure excludes US$205 million (2019: US$229 million) related to Antamina and US$ nil (2019: US$1 million) related to SolGold. Exploration gross excludes US$8 million (2019: US$4 million) related to SolGold of which US$3 million (2019: US$3 million) was expensed.

(6)	Refer to section 6.1 for a reconciliation of Net operating assets to Net assets and section 6.1.1 for the definition and method of calculation of Net operating assets.

Key drivers of Copper’s financial results

Price overview

Our average realised sales price for FY2020 was US$2.50 per pound (FY2019: US$2.62 per pound). Copper prices fell sharply in the early stages of the COVID-19 pandemic but have since rebounded, first on improving sentiment towards pro-growth assets, and more recently on news of COVID-19 related supply-side challenges. In the medium term, we believe that the effect of the pandemic will be to delay the timing of the anticipated structural deficit for copper by one or two years from prior expectations. Longer term, traditional end-use demand is expected to be solid, while broad exposure to the electrification mega-trend offers attractive upside. Our view is that the price setting marginal tonne a decade from now will come from either a lower-grade brownfield expansion in a lower-risk jurisdiction, or a higher-grade greenfield project in a higher-risk jurisdiction. Prices are expected to rise on the back of grade decline, resource depletion, increased input costs, water constraints and a scarcity of high-quality future development opportunities after a poor decade for industry-wide exploration.

Production

Total Copper production for FY2020 increased by 2 per cent to 1,724 kt.

Escondida copper production increased by 4 per cent to 1,185 kt, with record June 2020 quarter concentrator throughput of 382 ktpd lifting annual concentrator throughput to a record 371 ktpd. This offsets the impact of a 3 per cent decline in copper grade, stoppages associated with the social unrest in Chile (7 kt impact) and a reduced workforce due to COVID-19 preventative measures.

Pampa Norte copper production decreased by 2 per cent to 243 kt, with strong operating performance offset by grade decline of approximately 14 per cent.

Olympic Dam copper production increased by 7 per cent to 172 kt supported by solid underground mine performance with strong development metres achieved, record grade and the prior period acid plant outage. This was partially offset by the impact of planned preparatory work undertaken in the September 2019 quarter related to the replacement of the refinery crane and unplanned downtime at the smelter during the March 2020 quarter.

Antamina copper production decreased by 15 per cent to 125 kt and zinc production decreased by 10 per cent to 88 kt, reflecting lower copper head grades and the impacts of operating with a reduced workforce and a six-week shutdown during the June 2020 quarter in response to COVID-19.

For more information on individual asset production in FY2020, FY2019 and FY2018, refer to section 6.3.

Financial results

Copper revenue decreased by US$0.2 billion to US$10.7 billion in FY2020. Escondida revenue decreased by US$0.2 billion to US$6.7 billion.

Underlying EBITDA for Copper decreased by US$0.2 billion to US$4.3 billion. Price impacts, net of price-linked costs, decreased Underlying EBITDA by US$0.3 billion. Higher volumes increased Underlying EBITDA by US$112 million mainly driven by record concentrator throughput at Escondida, offset by expected lower concentrator head grade and lower by-product volumes. Higher copper volumes at Olympic Dam were supported by solid underground mine performance, record grade and the prior period acid plant outage. Increased volumes at Spence reflecting greater operating stability partially offset by expected grade decline.

Controllable cash costs decreased by US$221 million, due to strong cost performance driven by consumption efficiencies at Escondida, and end-of-negotiation bonus payments at Escondida and Cerro Colorado in the prior year. A favourable inventory movement at Escondida due to higher ore movement in line with planned development phase of the mines was partially offset by a higher inventory drawdown at Spence and a lower build of inventory at Olympic Dam due to the prior period outages, and the Olympic Dam acid plant outage self-insurance recoveries in the prior period.

Non-cash costs increased by US$451 million due to increased deferred stripping depletion at Escondida in line with planned development phase of the mines. Other items such as exchange rate and net of inflation, positively impacted Underlying EBITDA by US$210 million.

Unit costs at Escondida decreased by 11 per cent to US$1.01 per pound, reflecting record concentrator throughput, strong cost management and favourable inventory and exchange rate movements. This decrease was achieved despite the impact of a 3 per cent decline in copper grade, lower by-product credits, higher desalinated water costs and higher deferred stripping costs.

Escondida unit costs
US$M	FY2020	FY2019
Revenue	6,719	6,876
Underlying EBITDA	3,535	3,384

Gross costs	3,184	3,492

Less: by-product credits	407	490
Less: freight	178	149

Net costs	2,599	2,853

Sales (kt)	1,164	1,131
Sales (Mlb)	2,567	2,493

Cost per pound (US$) (1)(2)	1.01	1.14

(1)	FY2020 based on average exchange rates of USD/CLP 771.

(2)	FY2020 excludes COVID-19 related costs of US$0.01 per pound that are reported as exceptional items.

Outlook

Total Copper production of between 1,480 and 1,645 kt is expected in FY2021. Escondida production of between 940 and 1,030 kt is expected in FY2021, as a result of COVID-19 impacts and a decline in copper concentrator feed grade of approximately 4 per cent. Production at Pampa Norte is expected to be between 240 and 270 kt in FY2021, reflecting the reduced operational workforce due to COVID-19, the start-up of the Spence Growth Option project and expected grade decline of approximately 7 per cent. At Olympic Dam, production is expected to be between 180 and 205 kt in FY2021.

Escondida unit costs are expected to be between US$1.00 and US$1.25 per pound (based on an average exchange rate of USD/CLP 769) in FY2021 reflecting lower volumes partially offset by lower stripping costs. In the medium term, unit costs have been revised to less than US$1.10 per pound reflecting updated guidance exchange rates (based on an average exchange rate of USD/CLP 769), with expected higher power and water costs offset by further operational efficiency improvements and optimised maintenance strategies.

The comparison for the year ended 30 June 2019 to 30 June 2018 has been omitted from this Form 20-F, but can be found in our Form 20-F for the fiscal year ended 30 June 2019, filed on 17 September 2019.

1.11.3    Iron Ore

Detailed below is financial information for our Iron Ore assets for FY2020 and FY2019 and an analysis of Iron Ore’s financial performance for FY2020 compared with FY2019.

Year ended 30 June 2020 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets (4)	Capital expenditure	Exploration gross (5)	Exploration to profit
Western Australia Iron Ore	20,663	14,508	1,606	12,902	20,177	2,326
Samarco (1)	–	–	–	–	(2,045)	–
Other (2)	119	53	24	29	268	2

Total Iron Ore from Group production	20,782	14,561	1,630	12,931	18,400	2,328

Third party products (3)	15	(7)	–	(7)	–	–

Total Iron Ore	20,797	14,554	1,630	12,924	18,400	2,328	87	47

Adjustment for equity accounted investments	–	–	–	–	–	–	–	–

Total Iron Ore statutory result	20,797	14,554	1,630	12,924	18,400	2,328	87	47

Year ended 30 June 2019 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets (4)	Capital expenditure	Exploration gross (5)	Exploration to profit
Western Australia Iron Ore	17,066	11,053	1,707	9,346	19,208	1,600
Samarco (1)	–	–	–	–	(1,908)	–
Other (2)	157	62	25	37	186	11

Total Iron Ore from Group production	17,223	11,115	1,732	9,383	17,486	1,611

Third party products (3)	32	14	–	14	–	–

Total Iron Ore	17,255	11,129	1,732	9,397	17,486	1,611	93	41

Adjustment for equity accounted investments	–	–	–	–	–	–	–	–

Total Iron Ore statutory result	17,255	11,129	1,732	9,397	17,486	1,611	93	41

(1)

Samarco is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Billiton Brasil Ltda’s share. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods.

(2)	Predominantly comprises divisional activities, towage services, business development and ceased operations.

(3)	Includes inter-segment and external sales of contracted gas purchases.

(4)	Refer to section 6.1 for a reconciliation of Net operating assets to Net assets and section 6.1.1 for the definition and method of calculation of Net operating assets.

(5)	Includes US$40 million of capitalised exploration (2019: US$52 million).

Key drivers of Iron Ore’s financial results

Price overview

Iron Ore’s average realised sales price for FY2020 was US$77.36 per wet metric tonne (wmt) (FY2019: US$66.68 per wmt). The Platts 62% Fe Iron Ore Fines price index has been elevated since the Brumadinho tailings dam tragedy in Brazil first disrupted the market in late January 2019. In the last half year, the combination of strong Chinese pig iron production and constrained exports from Brazil have more than offset record shipments from Australia and weakness in ex-China regions. Prices can be expected to ease as Brazilian supply recovers. In the long term, prices are expected to be determined by high cost production, on a value-in-use adjusted basis, from Australia or Brazil. Quality differentiation will remain a factor in determining iron ore prices. China’s demand for iron ore is expected to be lower than today in the second half of the 2020s as crude steel production plateaus and the scrap-to-steel ratio rises. At the same time, the likelihood of new supply of iron ore from West Africa has increased. This implies that it will be even more important to create competitive advantage and to grow value through driving exceptional operational performance.

Production

Total Iron Ore production from WAIO for FY2020 increased by 4 per cent to 248 Mt (281 Mt on a 100 per cent basis).

WAIO achieved record production, with higher volumes reflecting record production at Jimblebar and Yandi. Weather impacts from Tropical Cyclone Blake and Tropical Cyclone Damien were offset by strong performance across the supply chain, with significant improvements in productivity and reliability following a series of targeted maintenance programs over the past four years.

For more information on individual asset production in FY2020, FY2019 and FY2018, refer to section 6.3.

Financial results

Total Iron Ore revenue increased by US$3.5 billion to US$20.8 billion in FY2020.

Underlying EBITDA for Iron Ore increased by US$3.4 billion to US$14.6 billion including favourable price impacts, net of price-linked costs, of US$2.4 billion. Higher volumes increased Underlying EBITDA by US$523 million driven by record production at Jimblebar and Yandi, and significant improvements in productivity and reliability across the supply chain following a series of targeted maintenance programs over the past four years. This was partially offset by the impacts from Tropical Cyclone Blake and Tropical Cyclone Damien.

Other items such as exchange rate, inflation and one-off items (including prior year impact of Tropical Cyclone Veronica) positively impacted Underlying EBITDA by US$516 million.

WAIO unit costs decreased by 11 per cent to US$12.63 per tonne reflecting record volumes following strong performance and continued productivity improvements across the supply chain and favourable exchange movements. The calculation of WAIO unit costs is set out in the table below.

WAIO unit costs US$M	FY2020	FY2019
Revenue	20,663	17,066
Underlying EBITDA	14,508	11,053

Gross costs	6,155	6,013

Less: freight	1,459	1,308
Less: royalties	1,531	1,322

Net costs	3,165	3,383

Sales (kt, equity share)	250,598	238,836

Cost per tonne (US$) (1)(2)	12.63	14.16

(1)	FY2020 based on an average exchange rate of AUD/USD 0.67.

(2)	FY2020 excludes COVID-19 related costs of US$0.30 per tonne (including US$0.04 per tonne of demurrage) that are reported as exceptional items.

Outlook

WAIO production of between 244 and 253 Mt, or between 276 and 286 Mt on a 100 per cent basis, is expected in FY2021.

WAIO unit costs are expected to be between US$13 and US$14 per tonne (based on an exchange rate of AUD/USD 0.70). In the medium term, we expect to lower our unit costs to less than US$13 per tonne (based on an exchange rate of AUD/USD 0.70).

The comparison for the year ended 30 June 2019 to 30 June 2018 has been omitted from this Form 20-F, but can be found in our Form 20-F for the fiscal year ended 30 June 2019, filed on 17 September 2019.

1.11.4    Coal

Detailed below is financial information for our Coal assets for FY2020 and FY2019 and an analysis of Coal’s financial performance for FY2020 compared with FY2019.

Year ended 30 June 2020 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets (5)	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	5,357	1,935	684	1,251	8,168	523
New South Wales Energy Coal (1)	972	(19)	152	(171)	841	73
Colombia (1)	364	69	112	(43)	776	24
Other (2)	–	(155)	11	(166)	(276)	8

Total Coal from Group production	6,693	1,830	959	871	9,509	628

Third party products	–	–	–	–	–	–

Total Coal	6,693	1,830	959	871	9,509	628	22	9

Adjustment for equity accounted investments (3)(4)	(451)	(198)	(138)	(60)	–	(25)	–	–

Total Coal statutory result	6,242	1,632	821	811	9,509	603	22	9

Year ended 30 June 2019 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets (5)	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	7,679	3,722	532	3,190	8,232	549
New South Wales Energy Coal (1)	1,527	431	166	265	920	102
Colombia (1)	698	274	101	173	853	104
Other (2)	2	(110)	2	(112)	(331)	5

Total Coal from Group production	9,906	4,317	801	3,516	9,674	760

Third party products	19	(1)	–	(1)	–	–

Total Coal	9,925	4,316	801	3,515	9,674	760	23	15

Adjustment for equity accounted investments (3)(4)	(804)	(249)	(134)	(115)	–	(105)	–	–

Total Coal statutory result	9,121	4,067	667	3,400	9,674	655	23	15

(1)	Newcastle Coal Infrastructure Group and Cerrejón are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group’s share.

(2)	Predominantly comprises divisional activities and ceased operations.

(3)

Total Coal statutory result revenue excludes US$364 million (2019: US$698 million) revenue related to Cerrejón. Total Coal statutory result Underlying EBITDA includes US$112 million (2019: US$101 million) D&A and US$25 million (2019: US$70 million) net finance costs and taxation expense related to Cerrejón, that are also included in Underlying EBIT. Total Coal statutory result Capital expenditure excludes US$24 million (2019: US$104 million) related to Cerrejón.

(4)

Total Coal statutory result revenue excludes US$87 million (2019: US$106 million) revenue related to Newcastle Coal Infrastructure Group. Total Coal statutory result excludes US$61 million (2019: US$78 million) Underlying EBITDA, US$26 million (2019: US$33 million) D&A and US$35 million (2019: US$45 million) Underlying EBIT related to Newcastle Coal Infrastructure Group until future profits exceed accumulated losses. Total Coal Capital expenditure excludes US$1 million (2019: US$1 million) related to Newcastle Coal Infrastructure Group.

(5)	Refer to section 6.1 for a reconciliation of Net operating assets to Net assets and section 6.1.1 for the definition and method of calculation of Net operating assets.

Key drivers of Coal’s financial results

Price overview

Metallurgical coal

Our average realised sales price for FY2020 was US$143.65 per tonne for hard coking coal (FY2019: US$199.61 per tonne) and US$92.59 per tonne for weak coking coal (FY2019: US$130.18 per tonne). Metallurgical coal prices were under downward pressure for most of FY2020. Broad-based demand weakness in all major import regions but China was a weight on the price. This was amplified during the second half of FY2020 with each of the major importers going into lockdown. In China, uncertainty regarding the approach to the volume of coal imports was an additional headwind for the physical trade at times. In the short term, metallurgical coal still has to navigate a difficult period as major importing regions manage their re-openings. COVID-19 permitting, a sustained improvement is possible in the second half of FY2021. Over time, premium-quality coking coals are expected to be particularly advantaged given the drive by steelmakers to improve blast furnace productivity, partly to reduce emissions intensity. We believe that a wholesale shift away from blast furnace steelmaking, which requires metallurgical coal, is still decades in the future given the high cost of conversion and operation associated with alternative steelmaking technologies.

Energy coal

Our average realised sales price for FY2020 was US$57.10 per tonne (FY2019: US$77.90 per tonne). The Newcastle 6,000 kcal/kg price reached its high for the financial year in July 2019. It then declined gradually over the course of the first half of FY2020, the rate of decline accelerated in second half of FY2020 due to lockdowns in major consumption markets. Tighter import controls at Chinese ports also contributed to lower prices. Longer term, we expect total primary energy derived from coal (power and non-power) to expand at a compound rate slower than that of global population growth.

Production

Metallurgical coal production for FY2020 decreased by 3 per cent to 41 Mt (73 Mt on a 100 per cent basis) as a result of significant wet weather events and geotechnical constraints at South Walker Creek. At Queensland Coal strong underlying operational performance, including record underground coal mined at Broadmeadow and record annual production at Caval Ridge and Poitrel, was offset by planned major wash plant shutdowns in the first half of the year and significantly higher rainfall during January and February 2020 compared with historical averages.

Energy coal production decreased by 16 per cent to 23 Mt. NSWEC production decreased by 12 per cent to 16 Mt as a result of the change in product strategy to focus on higher quality products and unfavourable weather impacts from December 2019 to February 2020. This was partially offset by a strong performance in the June 2020 quarter driven by record truck utilisation. Cerrejón production decreased by 23 per cent to 7 Mt due to a temporary shutdown during the June 2020 quarter in response to COVID-19, as well as a focus on higher quality products. The temporary shutdown lasted for approximately 6 weeks and allowed for completion of COVID-19 control measures to meet the Colombian Government’s regulations.

For more information on individual asset production in FY2020, FY2019 and FY2018, refer to section 6.3.

Financial results

Coal revenue decreased by US$2.9 billion to US$6.2 billion in FY2020.

Underlying EBITDA for Coal decreased by US$2.4 billion to US$1.6 billion including lower price impacts, net of price-linked costs, of US$2.1 billion. Controllable cash costs decreased Underlying EBITDA by US$124 million driven by increased maintenance costs at Queensland Coal due to major planned wash plant shutdowns and higher contractor costs due to the mobilisation of additional equipment to address increased strip ratio at South Walker Creek and increased contractor stripping at NSWEC. This was partially offset by favourable inventory movements as a result of good dragline performance. Lower volumes decreased Underlying EBITDA by US$374 million as a result of the change in NSWEC product strategy to focus on higher-quality products and unfavourable weather impacts from December 2019 to February 2020. There were lower volumes at Queensland Coal, as record annual production at Caval Ridge and Poitrel was offset by planned major wash plant shutdowns in the first half of the year and significantly higher rainfall across our operations in January and February 2020.

Queensland Coal unit costs decreased by 3 per cent to US$68 per tonne, due to a build in inventory, as a result of solid dragline performance across the majority of operations, and favourable impacts from exchange rate movements and the application of IFRS 16 Leases. This was partially offset by lower volumes due to significant wet weather during the March 2020 quarter and planned maintenance. NSWEC unit costs increased by 13 per cent to US$57 per tonne, reflecting lower volumes from the change in product strategy to focus on higher-quality products and unfavourable weather impacts, and higher stripping costs. The calculation of Queensland Coal’s and NSWEC’s unit costs is set out in the table below.

	Queensland Coal unit costs		NSWEC unit costs
US$M	FY2020	FY2019	FY2020	FY2019
Revenue	5,357	7,679	886	1,421
Underlying EBITDA	1,935	3,722	(79)	353

Gross costs	3,422	3,957	965	1,068

Less: freight	147	156	–	–
Less: royalties	498	805	68	114

Net costs	2,777	2,996	897	954

Sales (kt, equity share)	41,086	43,145	15,868	19,070

Cost per tonne (US$) (1)(2)	67.59	69.44	56.53	50.03

(1)	FY2020 based on an average exchange rate of AUD/USD 0.67.

(2)	FY2020 excludes COVID-19 related costs of US$0.37 per tonne and US$0.06 per tonne that are reported as exceptional items relating to Queensland Coal and NSWEC respectively.

Outlook

Metallurgical coal production is expected to be between 40 and 44 Mt, or 71 and 77 Mt on a 100 per cent basis, in FY2021, a similar level to the prior year as it reflects an expected deterioration in market outlook due to the impact of COVID-19. With Blackwater returning to full capacity towards the end of the September 2020 quarter after flooding in the March 2020 quarter, volumes will be weighted to the second half of the year. Energy coal production is expected to be between 22 and 24 Mt in FY2021.

Queensland Coal unit costs are expected to be between US$69 and US$75 per tonne (based on an average exchange rate of AUD/USD 0.70) in FY2021, as a result of higher strip ratios and contractor stripping costs partially offset by higher volumes and improved productivity. In the medium term, we expect to lower our unit costs to between US$58 and US$66 per tonne (based on an exchange rate of AUD/USD 0.70). This reflects reduced volumes due to a focus on higher quality coals and a market responsive approach to bringing new tonnes into the markets.

NSWEC unit costs are expected to be between US$55 and US$59 per tonne (based on an average exchange rate of AUD/USD 0.70) in FY2021. Work is underway at NSWEC to review mine planning and operating alternatives to structurally reduce costs in the near term and ensure a viable mining operation which is resilient during low price cycles.

The comparison for the year ended 30 June 2019 to 30 June 2018 has been omitted from this Form 20-F, but can be found in our Form 20-F for the fiscal year ended 30 June 2019, filed on 17 September 2019.

1.11.5    Other assets

Nickel West

Key drivers of Nickel West’s financial results

Price overview

Our average realised sales price for FY2020 was US$13,860 per tonne (FY2019: US$12,462 per tonne). The average nickel price in FY2020 was 13 per cent higher than FY2019, mainly due to higher prices in the first half of FY2020 (+25 per cent year-on-year). Prices started moving up in July 2019 as rumours of Indonesia’s ore export ban being brought forward circulated and, following confirmation of the ban, moved to their highest monthly average since FY2015 in September 2019. Prices dropped at the beginning of the second half of FY2020 due to the impact of the COVID-19 pandemic, but recovered from April onwards, supported by macro and market sentiment factors. In the near term, we expect Indonesian supply of nickel pig iron (NPI) to continue to grow, offsetting lost production in China. Longer term, we believe that nickel will be a substantial beneficiary of the global electrification mega-trend and that nickel sulphides will be particularly attractive given the relatively lower cost of production of battery-suitable class-1 nickel than for laterites, which will set the long-run nickel price. This view is supported by our assessment of the likely rate of growth in electric vehicles and of the likely battery chemistry that will underpin this.

Production

Nickel West production in FY2020 decreased by 8 per cent to 80 kt due to the major quadrennial maintenance shutdowns at the Kwinana refinery and the Kalgoorlie smelter, as well as planned routine maintenance at the concentrators.

For more information on individual asset production in FY2020, FY2019 and FY2018, refer to section 6.3.

Financial results

Lower production partially offset by higher realised sales prices resulted in revenue decreasing by US$4 million to US$1.2 billion in FY2020.

Underlying EBITDA for Nickel West decreased by US$139 million to a loss of US$37 million in FY2020 reflecting lower volumes as a result of the major quadrennial maintenance shutdowns at the refinery and the smelter, as well as costs associated with the transition and ramp-up of new mines. This decrease was partially offset by higher prices and favourable inventory and exchange rate movements.

Potash

Potash recorded an Underlying EBITDA loss of US$127 million in FY2020, and a loss of US$127 million in FY2019.

The comparison for the year ended 30 June 2019 to 30 June 2018 has been omitted from this Form 20-F, but can be found in our Form 20-F for the fiscal year ended 30 June 2019, filed on 17 September 2019.

1.12    Other information

Application of critical accounting policies, judgements and estimates

The preparation of the Financial Statements requires management to make judgements and estimates and form assumptions that affect the amounts of assets, liabilities, contingent liabilities, revenues and expenses reported in the Financial Statements. All judgements, estimates and assumptions are based on most current facts and circumstances and are reassessed on an ongoing basis, the results of which form the basis of the reported amounts that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. This may materially affect financial results and the financial position to be reported in future periods.

The Group’s critical accounting policies where significant judgements, estimates and assumptions applied are as follows:

•	significant events – Samarco dam failure

•	taxation

•	inventories

•	exploration and evaluation

•	development expenditure

•	overburden removal costs

•	depreciation of property, plant and equipment

•	impairments of non-current assets – recoverable amount

•	closure and rehabilitation provisions

•	leases

•	impairment of investments accounted for using the equity method

In accordance with IFRS, we are required to include information regarding the nature of the judgements and estimates, and potential impacts on our financial results or financial position in the Financial Statements. This information can be found in section 5.1.

Quantitative and qualitative disclosures about market risk

We identified our principal market risks in section 1.5.4. A description of how we manage our market risks, including quantitative and qualitative information about our market risk sensitive instruments outstanding at 30 June 2020, is contained in note 22 ‘Financial risk management’ in section 5.1.

Off-balance sheet arrangements and contractual commitments

Information in relation to our material off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and commitments under leases at 30 June 2020 is provided in note 11 ‘Property, plant and equipment’, note 20 ‘Leases’ and note 33 ‘Contingent liabilities’ in section 5.1.

Subsidiary information

Information about our significant subsidiaries is included in note 29 ‘Subsidiaries’ in section 5.1 and in Exhibit 8.1 – List of Subsidiaries.

Related party transactions

Related party transactions are outlined in note 32 ‘Related party transactions’ in section 5.1.

Significant changes since the end of the year

Significant changes since the end of the year are outlined in note 34 ‘Subsequent events’ in section 5.1.

The Strategic Report is made in accordance with a resolution of the Board.

Ken MacKenzie

Chair

Dated: 3 September 2020

Section 2

Governance at BHP

In this section

2.1    Chair’s letter

‘In this unprecedented year, through our people’s steadfast commitment to keeping our operations running safely, we have continued to contribute to local economies through the jobs we create and the taxes and royalties we pay.’

Ken MacKenzie

Chair

Dear Shareholder,

We have made good progress on our key priorities of safety, portfolio, capital discipline, culture and capability and social value during FY2020.

Safety

Our highest priority is the safety of our employees and contractors in our operations and the communities in which we operate. There were no fatalities at our operations in FY2020 and our injury frequency rates are trending in the right direction. Our focus must remain on exceptional safety performance and eliminating near misses with fatality potential.

Nearly five years have passed since the tragic dam failure at Samarco. We remain committed to the full and fair remediation and compensation of impacts to the people and the environment in the Rio Doce region, in a challenging and complex operating context. Please see section 1.8 for information on our ongoing response.

Portfolio

At BHP, our strategy is to have the best capabilities, commodities and assets to create long-term shareholder value and high returns. We continue to invest and plan for the future while at the same time delivering strong cash returns to our shareholders. Our commodity portfolio has remained resilient throughout FY2020.

We believe our products will play an essential role in a decarbonising world, and will help us grow value for many decades to come. We are confident that we have the right portfolio to meet the world’s needs today and for the energy transition to a low carbon future. We are pleased to release the BHP Climate Change Report this year, which contains a detailed review of our updated portfolio analysis, comparing two BHP planning cases; a non-linear, higher temperature Climate Crisis scenario, and a new 1.5°C scenario, as well as a set of challenging targets and goals for emissions reduction across our business and value chain.

Capital discipline

BHP’s strong balance sheet, disciplined approach and Capital Allocation Framework allows us to weather downturns and unexpected issues, such as the COVID-19 pandemic, from a position of financial strength.

At the end of FY2020, BHP had six major projects under development in copper, iron ore, potash and petroleum, with a combined budget of US$11.4 billion over the life of the projects.

During FY2020, we have kept capital expenditure below US$8 billion per annum with net debt at US$12 billion. The Board announced total dividends of US$1.20 per share in respect of FY2020, equivalent to a 67 per cent payout ratio. This is the third consecutive year cash returns to shareholders have exceeded US$6 billion.

Culture and capability

There is significant opportunity ahead to create more shareholder value from BHP’s assets. Our approach to developing our culture and capability is underpinned by building capability in our leaders consistent with the practices set out in the BHP Operating System. We invest in our people and capability to support exceptional performance. We aim to build on our engaged, empowered and inclusive culture that drives continuous improvement with strengthened self-accountability, performance edge, a hunger to learn and improve, and a commercial mindset.

Social value through COVID-19

We recognise that we must work with others to address issues and opportunities, inside and outside the mine gate, and we must work with a range of stakeholders to create mutual benefit. That is consistent with our longer-term interests and those of our shareholders. Without the overt support of the communities where we operate and other stakeholders, BHP cannot succeed. That is why social value is a company priority and is embedded in our five-year planning process. Our immediate response to the COVID-19 pandemic clearly demonstrates the positive contribution we have made this year, where it was needed most. In this unprecedented year, through our people’s steadfast commitment to keeping our operations running safely, we have continued to contribute to local economies through the jobs we create and the taxes and royalties we pay. This includes employing hundreds of additional people from the local regions where we operate, establishing social investment funds to help protect the most vulnerable from infection, and reducing payment terms for small, local and Indigenous businesses to support our host communities around the world.

We also contribute to social value through trust and transparency. In FY2020, our total direct economic contribution was US$37.2 billion. This includes payments to supply partners, wages and employee benefits, dividends to shareholders, and taxes and royalties to governments.

Board composition

The Board has 12 members, including the CEO. I am a proponent of a relatively small Board. However, for a company like BHP, which has four key Board Committees, a Board size of 10 to 12 is appropriate. In addition, diversity remains a focus, and BHP has an aspirational goal to achieve gender balance by CY2025.

We have previously stated that we were searching for an additional Non-executive Director with mining experience. Gary Goldberg, who has more than 35 years of global mining industry experience, including in executive, operational and strategic roles, joined the Board on 1 February 2020.

When we updated our Board Skills and Experience Matrix in 2018, we identified a need to further deepen the understanding of technology on our Board, and we focused on attracting that experience. As a result, in May 2020 we announced the appointment of Dion Weisler and Xiaoqun Clever.

Dion Weisler was appointed with effect from 1 June 2020. Dion has extensive global executive experience, including in chief executive officer and operational roles. He served as the President and Chief Executive Officer of HP Inc. from 2015 to 2019. He has public company board experience, having recently joined the board of Intel Corporation and as a Director of Thermo Fisher Scientific, Inc. since 2017 and HP Inc. from 2015 until 2019.

Xiaoqun Clever will join the Board on 1 October 2020. Xiaoqun has over 20 years of global experience in technology with a focus on software engineering, data and analytics, cybersecurity and digitalisation. She held various roles with SAP SE, Ringier AG and ProSiebenSat.1 Media SE. She currently serves on the board of Capgemini SE, Infineon Technologies AG and Amadeus IT Group SA.

I would also like to acknowledge Lindsay Maxsted and Shriti Vadera – members of Board for more than nine years. Lindsay will retire on 4 September this year and Shriti will retire, as planned, at this year’s Annual General Meeting. On behalf of the Board, I thank Lindsay for his counsel and for his exceptional contribution to the Board and as Chair of the Risk and Audit Committee. I also thank Shriti for her support to me as Senior Independent Director and her commitment to our shareholders through her regular engagement. Shriti has made an outstanding contribution to BHP.

Executive Leadership team renewal

The Board appointed Mike Henry as BHP’s new Chief Executive Officer (CEO) in January, replacing Andrew Mackenzie. Mike is a strong advocate for the resources industry, driving higher standards of safety and contributing to our local communities and global stakeholders. He is committed to unlocking and accelerating greater value in our assets and operations. In doing so he will make BHP safer, leaner, high performing and future fit. Andrew was instrumental in turning BHP into a simpler and more productive company, and one that is financially stronger and sharply focused on value for shareholders and society. I would like to thank Andrew for his outstanding contribution as CEO.

Conclusion

Transparency and listening to our stakeholders help us make better decisions. During the past year, I have continued to meet with many of our institutional shareholders along with members of our retail shareholder base. Direct engagement with investors remains invaluable to the Board and the management of BHP.

I continue to visit as many of our operations as I can. These visits reinforce the quality of BHP’s assets and people, which gives me confidence we can create long-term value for our shareholders.

Ken MacKenzie

Chair

2.2     Board of Directors and Executive Leadership Team

2.2.1     Board of Directors

Ken MacKenzie

BEng, FIEA, FAICD, 56

Chair and Independent Non-executive Director

Director of BHP Group Limited and BHP Group Plc since September 2016.

Chair of BHP Group Limited and BHP Group Plc from 1 September 2017.

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

Ken was the Managing Director and Chief Executive Officer of Amcor Limited, a global packaging company with operations in over 40 countries, from 2005 until 2015. During his 23-year career with Amcor, Ken gained extensive experience across all of Amcor’s major business segments in developed and emerging markets in the Americas, Australia, Asia and Europe.

Other directorships and offices (current and recent):

•	Advisory Board member of American Securities Capital Partners LLC (since January 2016)

•	Former Managing Director and Chief Executive Officer of Amcor Limited (from July 2005 to April 2015)

•	Former Advisory Board member of Adamantem Capital (from September 2016 to May 2019)

•	Former Senior Adviser to McKinsey & Company (from January 2016 to June 2017)

Board Committee membership:

•	Chair of the Nomination and Governance Committee

Mike Henry

BSc (Chemistry), 54

Non-independent Director

Director of BHP Group Limited and BHP Group Plc since January 2020. He was appointed Chief Executive Officer on 1 January 2020.

Skills and experience: Mr Henry has over 30 years’ experience in the global mining and petroleum industry, spanning operational, commercial, safety, technology and marketing roles.

Mike joined BHP in 2003, initially in business development and then in marketing and trading of a range of mineral and petroleum commodities based in The Hague, where he was also accountable for BHP’s ocean freight operations. He went on to hold various positions in the Company, including President Operations Minerals Australia, President Coal, President HSE, Marketing and Technology, and Chief Marketing Officer. Mike was appointed Chief Executive Officer on 1 January 2020 and has been a member of the Executive Leadership Team since 2011.

Prior to joining BHP, Mike worked in the resources industry in Canada, Japan and Australia.

Other directorships and offices (current and recent):

•	Council member and Treasurer of the International Council on Mining and Metals (ICMM) (since 2020)

Terry Bowen

BAcct, FCPA, MAICD, 53

Independent Non-executive Director

Director of BHP Group Limited and BHP Group Plc since October 2017.

Skills and experience: Mr Bowen has significant executive experience across a range of diversified industries. He has deep financial expertise, and extensive experience in capital allocation discipline, commodity value chains and strategy.

Terry is currently Chair of the Operations Group at BGH Capital, and a Non-executive Director of Transurban Group.

Prior to this, Terry served as Managing Partner and Head of Operations at BGH Capital. He also previously served as an Executive Director and Finance Director of Wesfarmers Limited from 2009 to 2017, which included chairing a number of Wesfarmers’ operating divisions. Prior to this, Terry held various senior executive roles within Wesfarmers, including as Finance Director of Coles, Managing Director of Industrial and Safety and Finance Director of Wesfarmers Landmark. Terry is a former Director of Gresham Partners and past President of the National Executive of the Group of 100 Inc.

The Board is satisfied that Terry meets the criteria for financial experience as outlined in the 2018 UK Corporate Governance Code (UK Code), competence in accounting and auditing as required by the Financial Conduct Authority (FCA) Disclosure and Transparency Rules and the audit committee financial expert requirements under the US Securities and Exchange Commission Rules. In addition, he is the Board’s nominated ‘audit committee financial expert’ for the purposes of the US Securities and Exchange Commission Rules.

Other directorships and offices (current and recent):

•	Non-executive Director of Transurban Group (since February 2020)

•	Director of Navitas Pty Limited (since July 2019)

•	Chair (since 2020) and Former Head of the Operations Group at BGH Capital (from January 2018 to January 2020)

•	Director of West Coast Eagles Football Club (since May 2017)

•	Former Executive Director and Finance Director of Wesfarmers Limited (from April 2009 to November 2017)

•	Former Chair of West Australian Opera Company Incorporated (from July 2014 to December 2017)

•	Former Director of Gresham Partners Holdings Limited and Gresham Partners Group Limited (from April 2009 to August 2017)

Board Committee membership:

•	Chair of the Risk and Audit Committee

Malcolm Broomhead

AO, MBA, BE, FAICD, 68

Independent Non-executive Director

Director of BHP Group Limited and BHP Group Plc since March 2010.

Skills and experience: Mr Broomhead has extensive experience as a non-executive director of global organisations, and as a chief executive of large global industrial and mining companies. Malcolm has a broad strategic perspective and understanding of the long-term cyclical nature of the resources industry and commodity value chains, with proven health, safety and environment, and capital allocation performance.

Malcolm was Managing Director and Chief Executive Officer of Orica Limited (a global mining services and chemicals company) from 2001 until September 2005. Prior to joining Orica, he held a number of senior positions at North Limited, including Managing Director and Chief Executive Officer and, prior to that, held senior management positions with Halcrow (UK), MIM Holdings, Peko Wallsend and Industrial Equity.

Other directorships and offices (current and recent):

•	Chair of Orica Limited (since January 2016) and a Director (since December 2015)

•	Director of the Walter and Eliza Hall Institute of Medical Research (since July 2014)

•	Former Chair of Asciano Limited (from October 2009 to August 2016)

•	Former Director of Coates Group Holdings Pty Ltd (from January 2008 to July 2013)

•	Former Chair of the Australia China One Belt One Road Advisory Board (from August 2016 to February 2019)

Board Committee membership:

•	Member of the Sustainability Committee

•	Member of the Nomination and Governance Committee

Ian Cockerill

MSc (Mining and Mineral Engineering), BSc (Hons.) (Geology), AMP – Oxford Templeton College, 66

Independent Non-executive Director

Director of BHP Group Limited and BHP Group Plc since April 2019.

Skills and experience: Mr Cockerill has extensive global mining operational, project and executive experience having initially trained as a geologist. He was formerly the Chief Executive Officer of Anglo American Coal and Chief Executive Officer and President of Gold Fields Limited, and a senior executive with AngloGold Ashanti and Anglo American Group. Ian is the Chair of Polymetal International plc and Non-executive Director of I-Pulse Inc.

Ian is the former Chair of BlackRock World Mining Trust plc and the former Lead Independent Director of Ivanhoe Mines Ltd and former Director of Orica Limited and Endeavour Mining Corporation. He is a Director of the Leadership for Conservation in Africa (a not-for-profit organisation) and is the Chair of Conservation 360, a Botswanan conservation NGO dealing with anti-poaching initiatives. He is a former Director of Business Leadership South Africa, the South African Business Trust and the World Gold Council.

Other directorships and offices (current and recent):

•	Chair of Polymetal International plc (since April 2019)

•	Non-executive Director of I-Pulse Inc (since September 2010)

•	Former Director of Orica Limited (from 2010 to August 2019)

•	Former Director (from 2013 to 2019) and Chair (from 2016 to May 2019) of BlackRock World Mining Trust plc

•	Former Director (from 2011 to June 2019) and Lead Independent Director (from 2012 to June 2019) of Ivanhoe Mines Ltd

•	Former Director of Endeavour Mining Corporation (from 2013 to 2019)

•	Former Executive Director and executive Chair (from 2010 to 2013) and Non-executive Chair (from 2013 to 2017) of Petmin Limited

•	Former Chair of Hummingbird Resources plc (from 2009 to 2014)

Board Committee membership:

•	Member of the Risk and Audit Committee

•	Member of the Sustainability Committee

Anita Frew

BA (Hons), MRes, Hon. D.Sc, 63

Independent Non-executive Director

Director of BHP Group Limited and BHP Group Plc since September 2015.

Skills and experience: Ms Frew has an extensive breadth of non-executive experience in diverse industries, including chemicals, engineering, industrial and finance. In particular, Anita has valuable insight and experience in the creation of value, organisational change, mergers and acquisitions, financial and non-financial risk, and health, safety and environment.

Anita is the Chair of Croda International Plc (a British speciality chemicals company) and until recently, was also the Deputy Chair and Senior Independent Director of Lloyds Banking Group Plc. Prior to this, she was the Chair of Victrex Plc, Senior Independent Director of Aberdeen Asset Management Plc and IMI Plc and a Non-executive Director of Northumbrian Water.

Other directorships and offices (current and recent):

•	Director (since March 2015) and Chair (since September 2015) of Croda International Plc

•	Former Director (from 2010 to May 2020), Deputy Chair (from December 2014 to May 2020) and Senior Independent Director (from May 2017 to December 2019) of Lloyds Banking Group Plc

•	Former Senior Independent Director of Aberdeen Asset Management Plc (from October 2004 to September 2014)

•	Former Senior Independent Director of IMI Plc (from March 2006 to May 2015)

•	Former Chair of Victrex Plc (from 2008 to October 2014)

Board Committee membership:

•	Member of the Remuneration Committee

•	Member of the Risk and Audit Committee

Gary Goldberg

BS, MBA, 61

Independent Non-executive Director

Director of BHP Group Limited and BHP Group Plc since February 2020.

Skills and experience: Mr Goldberg has over 35 years of global executive experience, including deep experience in mining, strategy, risk, commodity value chain, capital allocation discipline and public policy. Gary served as the Chief Executive Officer of one of the largest gold producers, Newmont Corporation, from 2013 until October 2019, with responsibility for Newmont’s 37,000 employees and contractors, and operations in United States, Australia, Argentina, Canada, Dominican Republic, Mexico, Peru, Ghana and Suriname. Prior to joining Newmont, Gary was President and Chief Executive Officer of Rio Tinto Minerals, and served in executive leadership roles in Rio Tinto’s coal, gold, copper and industrial minerals businesses.

Gary is the former Vice Chair of the World Gold Council and the former Treasurer of the International Council on Mining and Metals, and previously served as Chair of the National Mining Association in the United States from 2008 to 2010. Gary also has non-executive director experience, having previously served on the board of Port Waratah Coal Services Limited and Rio Tinto Zimbabwe.

Other directorships and offices (current and recent):

•	Former Advisor, Newmont (from October 2019 to March 2020)

•	Former President and Chief Executive Officer of Newmont Corporation (from 2013 to October 2019)

•	Former Director (from 2013 to October 2019) and Treasurer (from 2017 to October 2019) of the International Council on Mining and Metals

•	Former Vice Chair of World Gold Council (from 2017 to 2019)

•	Former Co-Chair of World Economic Forum Mining and Metals Governors (from 2016 to 2017)

Board Committee membership:

•	Member of the Remuneration Committee

•	Member of the Sustainability Committee

Susan Kilsby

MBA, BA, 61

Independent Non-executive Director

Director of BHP Group Limited and BHP Group Plc since April 2019.

Skills and experience: Ms Kilsby has extensive experience in mergers and acquisitions, and finance and strategy, having held several roles in global investment banking. From 1996 to 2014, she held senior executive roles at Credit Suisse, including as a Senior Advisor, and Chair of EMEA Mergers and Acquisitions. Susan also has non-executive experience across multiple industries. Susan was previously the Chair of Shire plc and the Senior Independent Director at BBA Aviation plc. She is currently the Senior Independent Director of Diageo plc, and a Non-executive Director of Fortune Brands Home & Security Inc and Unilever N.V and Unilever plc.

Other directorships and offices (current and recent):

•	Director (since 2018) and Senior Independent Director (since October 2019) of Diageo plc

•	Director of Fortune Brands Home & Security Inc. (since 2015)

•	Director of Unilever N.V and Unilever plc (since August 2019)

•	Member of the UK Takeover Panel

•	Former Director (from 2011 to 2019) and Chair (from 2014 to 2019) of Shire plc

•	Former Director (from 2012 to 2019) and Senior Independent Director (from 2016 to 2019) of BBA Aviation plc

•	Former Director of Goldman Sachs International (from 2016 to 2018)

•	Former Director of Keurig Green Mountain (from 2013 to 2015)

•	Former Director of Coca-Cola HBC (from 2013 to 2015)

Board Committee membership:

•	Chair of the Remuneration Committee

•	Member of the Nomination and Governance Committee

Lindsay Maxsted

DipBus (Gordon), FCA, FAICD, 66

Independent Non-executive Director

Director of BHP Group Limited and BHP Group Plc since March 2011.

Skills and experience: Mr Maxsted has over 10 years’ experience in non-executive roles, including as chair of two global companies. Lindsay is also a corporate recovery specialist who has managed a number of Australia’s largest corporate insolvency and restructuring engagements and, until 2011, continued to undertake consultancy work in the restructuring advisory field. He was the Chief Executive Officer of KPMG Australia between 2001 and 2007.

Lindsay has a breadth of understanding and insight in relation to the creation of shareholder value through cycles, financial and non-financial risk, capital discipline and the external environment.

The Board is satisfied that Lindsay meets the criteria for recent and relevant financial experience as outlined in the UK Code, and competence in accounting and auditing as required by the UK FCA’s Disclosure and Transparency Rules.

Other directorships and offices (current and recent):

•	Chair of Transurban Group (since August 2010) and a Director (since March 2008)

•	Director and Honorary Treasurer of Baker Heart and Diabetes Institute (since June 2005)

•	Former Chair (from December 2011 to March 2020) and Director (from March 2008 to March 2020) of Westpac Banking Corporation

Board Committee membership:

•	Member of the Risk and Audit Committee

John Mogford

BEng, 67

Independent Non-executive Director

Director of BHP Group Limited and BHP Group Plc since October 2017.

Skills and experience: Mr Mogford has significant global executive experience, including in oil and gas, capital allocation discipline, commodity value chains and health, safety and environment. John has also held roles as a non-executive director on a number of boards.

John spent the majority of his career in various leadership, technical and operational roles at BP Plc. He was the Managing Director and an Operating Partner of First Reserve, a large global energy focused private equity firm, from 2009 until 2015, during which he served on the boards of First Reserve’s investee companies, including as Chair of Amromco Energy LLC and White Rose Energy Ventures LLP. John retired from the boards of Weir Group Plc and one of First Reserve’s portfolio companies, DOF Subsea AS, in 2018, and is currently a non-executive director of ERM Worldwide Group Limited.

Other directorships and offices (current and recent):

•	Non-executive Director of ERM Worldwide Group Limited (since 2015)

•	Former Non-executive Director of Network Rail Limited (from 2016 to 2017)

•	Former Managing Director (from 2012 to 2015) and Operating Partner (from 2009 to 2012) of First Reserve Corporation

•	Former Non-executive Director of Midstates Petroleum Company Inc. (from 2011 to 2016)

•	Former Non-executive Director of CHC Group Limited (from 2014 to 2015) and CHC Helicopters SA (from 2012 to 2015)

•	Former Non-executive Director of DOF Subsea AS (from 2009 to 2018)

•	Former Non-executive Director of Weir Group Plc (from 2008 to 2018)

Board Committee membership:

•	Chair of the Sustainability Committee

Shriti Vadera

MA, 58

Senior Independent Director, BHP Group Plc

Director of BHP Group Limited and BHP Group Plc since January 2011.

Skills and experience: Ms Vadera brings wide-ranging and global experience in economics, public policy and strategy, as well as deep understanding and insight in relation to global and emerging markets and the macro political and economic environment.

Shriti has held executive roles and has broad and extensive non-executive experience. She is currently Chair of Santander UK Group Holdings Plc and Santander UK Plc, a Non-executive Director of Prudential Plc, and is expected to become the next Chair of Prudential from 1 January 2021. Shriti was formerly a Non-executive Director of AstraZeneca Plc (from 2011 to 2018). She was an investment banker with S G Warburg/UBS from 1984 to 1999, on the Council of Economic Advisers, HM Treasury from 1999 to 2007, Minister in the UK Department of International Development in 2007, Minister in the Cabinet Office and Business Department from 2008 to 2009 with responsibility for dealing with the financial crisis and G20 Adviser from 2009 to 2010. Shriti advised governments, banks and investors on the Eurozone crisis, banking sector, debt restructuring and markets from 2010 to 2014.

Other directorships and offices (current and recent):

•	Non-executive Director of Prudential Plc (since May 2020)

•	Chair of Santander UK Group Holdings Plc and Santander UK Plc (since March 2015)

•	Former Non-executive Director of AstraZeneca Plc (from January 2011 to December 2018)

Board Committee membership:

•	Member of the Nomination and Governance Committee

•	Member of the Remuneration Committee

Dion Weisler

BASc (Computing), Honorary Doctor of Laws, 53

Independent Non-executive Director

Director of BHP Group Limited and BHP Group Plc since June 2020.

Skills and experience: Mr Weisler has extensive global executive experience, including in chief executive officer and operational roles. In particular, Dion has valuable transformation and commercial experience in the global information technology sector, a focus on capital discipline, as well as perspectives on current and emerging ESG issues.

Dion served as the President and Chief Executive Officer of HP Inc. from 2015 to 2019 and after stepping down from his President and CEO role, remained at HP Inc. as a Director and Senior Executive Adviser until May 2020. Prior to joining HP in 2012, Dion held a number of senior executive roles at Lenovo Group Limited, including as Vice President and Chief Operating Officer of the Product and Mobile Internet Digital Home Groups, and as Vice President and General Manager, South East Asia. Dion also has experience at Telstra Corporation as the General Manager Conferencing and Collaboration, and from 1987 to 2001 held various positions at Acer Inc., including as Managing Director, Acer UK. Dion is currently a Non-executive Director of Intel Corporation and Thermo Fisher Scientific.

Other directorships and offices (current and recent):

•	Director of Intel Corporation (since June 2020)

•	Director of Thermo Fisher Scientific Inc. (since 2017)

•	Former President and Chief Executive Officer (from 2015 to October 2019), Director (from 2015 to May 2020), and Senior Executive Adviser (from November 2019 to May 2020) at HP Inc.

Board Committee membership:

•	Member of the Remuneration Committee

Caroline Cox

BA (Hons), MA, LLB, BCL, 50

Group General Counsel & Company Secretary and Chair of the Disclosure Committee

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

For information on the announced appointment of Christine O’Reilly as an independent non-executive Director, please refer to Exhibit 15.3.

2.2.2     Executive Leadership Team

Athalie Williams

BA (Hons), FAHRI, 50

Chief People Officer

Ms Williams joined BHP in 2007 and was appointed to the role of President, Human Resources in January 2015. Athalie’s title changed to Chief People Officer effective 1 July 2015. She has previously held senior Human Resources positions, including Vice President Human Resources Marketing, Vice President Human Resources for the Uranium business and Group HR Manager, Executive Resourcing & Development. Prior to BHP, Athalie was an organisation strategy adviser with Accenture (formerly Andersen Consulting) and National Australia Bank. She is a member of Chief Executive Women and a Director of the BHP Foundation.

Daniel Malchuk

BEng, MBA, 54

President Operations, Minerals Americas

Mr Malchuk was appointed President Operations, Minerals Americas in February 2016 and is based in Santiago, Chile. Previously he was President of the Copper Business. Danny has held a number of roles in BHP, including President Aluminium, Manganese and Nickel, President of Minerals Exploration, and Vice President Strategy and Development Base Metals. He has worked in four countries with BHP, since joining the Company in April 2002.

Edgar Basto

BSc, Metallurgy, 53

President, Minerals Australia

Mr Basto was appointed President Minerals Australia on 1 July 2020 and is responsible for BHP’s iron ore and nickel operations in Western Australia, metallurgical and energy coal in Queensland and New South Wales, and copper in South Australia. Edgar was Asset President of Western Australia Iron Ore (WAIO) from March 2016 and Acting President Operations Minerals Australia from November 2019. Edgar has held senior leadership roles across a range of commodities including iron ore, copper, coal and nickel, and has deep technical capability in both mining and smelting operations. Originally from Colombia, Edgar has a Bachelor of Applied Science (Metallurgical Engineering) from the Universidad Industrial de Santander. He joined BHP in 1989.

Geoff Healy

BEc, LLB, 54

Chief External Affairs Officer

Mr Healy joined BHP as Chief Legal Counsel in June 2013 and was appointed Chief External Affairs Officer in February 2016. Prior to joining BHP, Geoff was a partner at Herbert Smith Freehills for 16 years and a member of its Global Partnership Council, working widely across its network of Australian and international offices.

Geraldine Slattery

BSc, Physics, MSc, International Management (Oil & Gas), 51

President Operations, Petroleum

Ms Slattery joined BHP in 1994 and was appointed President Operations, Petroleum in March 2019. Geraldine has 25 years of experience with BHP, most recently as Asset President Conventional and prior to that in several senior operational and business leadership roles across the Petroleum business in the United Kingdom, Australia and the United States.

Laura Tyler

BSc (Geology (Hons)), MSc (Mining Engineering), 53

Chief Geoscientist

Ms Tyler joined BHP in 2004 and was appointed Chief Geoscientist in 2019 in addition to her role as Asset President of Olympic Dam. Previously, Laura was Chief of Staff to the CEO, Asset President of the Cannington Mine and held technical and operational roles at the EKATI Diamond Mine in Canada and corporate HSEC in London. Prior to joining BHP, Laura worked for Western Mining Corporation, Newcrest Mining and Mount Isa Mines in various technical and operational roles.

Mike Henry

BSc (Chemistry), 54

Chief Executive Officer

(See section 2.2.1 for biography)

Peter Beaven

BAcc, CA, 53

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

As noted in section 2.5, Peter will continue as CFO until 30 November 2020 to provide ongoing leadership through to Mr Lamont’s commencement, and will support Mr Lamont with handover into early 2021, after which he will leave BHP.

Vandita Pant

BCom (Hons), MBA, Business Administration, 50

Chief Commercial Officer

Ms Pant joined BHP in 2016 and was appointed Chief Commercial Officer in July 2019, with global accountabilities for Marketing, Procurement, Maritime and Logistics and for developing BHP’s views on global commodities markets. Prior to this role she was Group Treasurer and Head of Europe. Before joining BHP, she held roles with ABN Amro and Royal Bank of Scotland and has lived and worked in Singapore, India, Japan and the United Kingdom.

2.3     Role and responsibilities of the Board

BHP governance structure

Shareholders

The Board uses formal and informal communication channels to understand the views of shareholders to ensure they are represented in governing BHP. For more information on shareholder engagement, refer to section 2.6.1.

Board

BHP’s purpose is to bring people and resources together to build a better world (our purpose). Our strategy is to have the best capabilities, best commodities and best assets, to create long-term value and high returns (our strategy). Transformation, capital discipline and social value enable the successful execution of our strategy.

Independence – The Non-executive Directors are considered by the Board to be independent of management. They are free from any business relationship or other circumstance that could materially interfere with the exercise of objective, unfettered or independent judgement. For more information on the process for assessing independence, refer to section 2.9.

Composition – The Board currently has 12 members. The Board believes there is an appropriate balance between Executive and Non-executive Directors to promote shareholder interests and govern BHP effectively. The Board has fewer Executive Directors than is common for UK-listed companies, but its composition is appropriate for the Dual Listed Company structure and is in line with Australian-listed company practice. In addition, the Board has extensive access to members of senior management who frequently attend Board meetings. Management makes presentations and engages in discussions with Directors, answers questions and provides input and perspective on their areas of responsibility. The Chief Financial Officer (CFO) attends all Board meetings. The Board, led by the Chair, also holds discussions in the absence of management at each Board meeting. The Directors of BHP, along with their profiles, are listed in section 2.2.1.

Role and responsibilities of the Board	Matters reserved for the Board include:

The role of the Board, as set out in the Board Governance Document, is to represent shareholders and promote and protect the interests of BHP in the short and long term. The Board considers the interests of the Group’s shareholders as a whole and the interests of other relevant stakeholders.

The Board Governance Document is a statement of the practices and processes the Board has adopted to fulfil its responsibilities. It includes the processes the Board has implemented to undertake its own tasks and activities; the matters it has reserved for its own consideration and decision-making; the authority it has delegated to the Chief Executive Officer (CEO), including the limits on the way the CEO can execute that authority; and guidance on the relationship between the Board and the CEO.

Succession

•   CEO appointment and determination of the terms of the appointment

•   Approval of the appointment of Executive Leadership Team (ELT) members, and material changes to the organisational structure involving direct reports to the CEO

	Strategic matters	• Strategy, annual budgets, balance sheet management and funding strategy • Determination of commitments, capital and non-capital items, acquisitions and divestments above specified limits
	Monitoring	• Performance assessment of the CEO and the Group • Approving the Group’s values, Our Code of Conduct, purpose and risk appetite • Management of Board composition processes and performance
The Group Company Secretary is accountable to the Board and advises the Chair and, through the Chair, the Board and individual Directors on all matters of governance process.	Reporting and regulation

•   Determination and adoption of documents (including the publication of reports and statements to shareholders) that are required by the Group’s constitutional documents, statute or by other external regulation

The Board Governance Document is available at bhp.com/governance.

Chair	CEO
The Chair is responsible for leading the Board and ensuring it operates to the highest governance standards.	The CEO is accountable to the Board for the authority that is delegated to the CEO and for the performance of the Group. The CEO works in a constructive partnership with the Board and is required to report regularly to the Board on progress.

Board Committees

The Board has established Committees to assist it in exercising its authority, including monitoring the performance of BHP to gain assurance that progress is being made towards our purpose within the limits imposed by the Board.

Each of the permanent Committees has terms of reference under which authority is delegated by the Board.

These are available at bhp.com/governance.

Nomination and Governance Committee	Risk and Audit Committee	Sustainability Committee	Remuneration Committee
Oversees and monitors renewal and succession planning and advises and makes recommendations on the Group’s governance practices (See section 2.9)	Oversees and monitors financial reporting, other periodic reporting and external and internal audit and risk (See section 2.10)	Oversees and monitors material health, safety, environmental and community matters and social value (See section 2.11)	Oversees and monitors remuneration policy (See section 2.12)

2.4     Board meetings and attendance

The Board meets as often as required. Directors must allocate sufficient time to BHP to perform their responsibilities effectively, including adequate time to prepare for Board meetings. During FY2020, the Board met 13 times. Twelve meetings were held in Australia and one in the United Kingdom. The normal schedule, which includes Board meetings in the UK and in another global office location, was disrupted due to the travel impacts of COVID-19 resulting in virtual board meetings, and additional meetings were held regarding COVID-19. In total, four of the meetings were ad hoc – scheduled during the year.

Members of the ELT and other members of senior management attended meetings of the Board by invitation, with the CFO attending each meeting.

Board and Board Committee attendance in FY2020

	Scheduled Board	Ad hoc Board		Risk and Audit Committee		Nomination and Governance Committee	Remuneration Committee	Sustainability Committee	Tenure as at 30 June 2020(1)
Terry Bowen	9/9	4/4		11/11					2 years 9 months
Malcolm Broomhead	9/9	4/4				4/4		5/5	10 years 3 months
Ian Cockerill	9/9	4/4		10/11	(2)			5/5	1 year 3 months
Anita Frew	9/9	4/4		11/11			6/6		4 years 10 months
Gary Goldberg	3/3	3/3					3/3	3/3	5 months
Mike Henry	3/3	3/3							6 months
Carolyn Hewson	4/4	1/1				2/2	3/3		Retired on 7 November 2019
Susan Kilsby	9/9	2/4	(3)			1/1	6/6		1 year 3 months
Andrew Mackenzie	6/6	1/1							Retired on 31 December 2019
Ken Mackenzie	9/9	4/4				4/4			3 years 10 months
Lindsay Maxsted	9/9	4/4		11/11					9 years 3 months
John Mogford	9/9	4/4						5/5	2 years 9 months
Shriti Vadera	9/9	4/4				4/4	6/6		9 years 5 months
Dion Weisler	1/1						1/1		1 month

Table indicates the number of scheduled and ad hoc meetings attended and held during the period the Director was a member of the Board and/or committee.

(1)	See section 2.9 for further discussion about tenure.

(2)

Ian Cockerill was unable to attend the Risk and Audit Committee meeting on 15 August 2019 due to pre-existing Board commitments in a transitional year. Ian provided detailed comments to the Chair of the Committee ahead of the meeting.

(3)

Susan Kilsby was unable to attend ad hoc Board calls which were scheduled at short notice, on 30 October 2019 and 17 March 2020, due to pre-existing Board commitments and COVID-related travel disruptions. Ms Kilsby provided detailed comments to the Chair in advance of both meetings.

2.5     Key Board activities during FY2020

Adoption of governance reforms in Australia and the United Kingdom

In July 2018, the Financial Reporting Council released the UK Code and the Guidance on Board Effectiveness, and we comply in full. We also comply with the third edition of the ASX Corporate Governance Principles and Recommendations (ASX Third Edition) published by the ASX Limited’s Corporate Governance Council. In addition, we comply with the majority of the recommendations contained in the fourth edition of the ASX Corporate Governance Principles and Recommendations (ASX Fourth Edition) which was released in February 2019.

During FY2020, BHP implemented new policies and procedures in line with the UK Code and the ASX Fourth Edition, with an emphasis in seven main areas. These are: enhanced role for the Board in relation to codes of conduct and whistleblowing: risk assessment and management; diversity; requirement to disclose certain policies; consideration of stakeholder interests; engagement with the workforce and oversight of workforce policies and practices; and an enhanced role for the Board in relation to culture.

Board Governance Document and committee Terms of Reference updates	The Board Governance Document was updated to reflect our revised approach to risk management and reporting, and to reference the Board’s role in assessment and monitoring. In addition, areas relating to how information flows to the Board were clarified, and changes were made to reflect BHP’s revised purpose and strategy. Committee Terms of Reference were also updated as set out below.

Enhanced role for the Board in relation to codes of conduct and whistleblowing	From a UK perspective, the main changes are to ensure the Code of Conduct and whistleblowing are a Board-level responsibility, rather than a Committee responsibility, and to ensure the scope of reporting is ‘any matters of concern’. The RAC Terms of Reference confirm that the RAC provides a report-out to the Board, which includes significant Code of Conduct matters reported to the RAC at its meetings. In addition, an independent investigations team has been maintained within Ethics and Compliance, and its investigations and investigation trends are regularly reported to the RAC. (See sections 2.10 (effectiveness of systems of internal control and risk management) and 2.15.)

Risk assessment and management	The revised UK Code and ASX Fourth Edition were taken into account in the design of the Group Risk Framework and approach to risk management and reporting. In addition, the Board Governance Document and RAC Terms of Reference were amended to reflect our updated approach to risk management and reporting, including the importance of the Board having oversight of both financial and non-financial risks, the RAC assisting the Board in monitoring that the Group is operating with due regard to the risk appetite set by the Board, and that the Group Risk Framework deals adequately with contemporary and emerging risks. (See section 2.10.)

Diversity of the board and senior management, and enhanced role for nomination committee

The Board Governance Document was aligned with new UK Code provisions by ensuring that appointments and succession plans for both Board and senior management are both led by the Nomination and Governance Committee.

At the end of CY2020 we will have 33 per cent women on the Board.(See sections 1.6.1 and 2.9.)

Requirement to disclose certain policies	BHP already disclosed its Communications Policy and Our Code of Conduct. The ‘Speaking up’ and ‘Anti-corruption’ sections of Our Code of Conduct cover BHP’s whistle-blower and anti-bribery and corruption policies. Our Market Disclosure policy has been updated for periodic market disclosures, including verification procedures. (See section 2.16.)

Consideration of stakeholder interests	BHP’s strategic framework, focus on social value, our purpose statement, section 172 statement, and risk appetite statement all reflect the consideration of external stakeholders in decision-making. (See sections 1.4.3 and 2.6.)

Engagement with the workforce and oversight of workforce policies and practices

The Board and its Committees receive information related to the workforce through a range of channels, including direct engagement at Board meetings and site visits, the Engagement and Perception Survey (EPS) findings, gender pay gap reports, and updates from the Chief Executive Officer and the Chief People Officer.

In addition, as part of implementing the UK Code, the Chief People Officer presented to the Board a review of workforce policies and practices to ensure these are consistent with the Group’s values and support its long-term sustainable success. (See sections 1.4.3, 1.6 and 2.6.2.)

Enhanced role for the Board in relation to culture	The Board, supported by the Committees, considers a range of qualitative and quantitative information in relation to culture and monitors and assesses culture on an ongoing basis for alignment with our strategy, purpose and values. Board and committee papers include workforce planning in the context of COVID-19, Engagement and Perception Survey results, inclusion and diversity update, RAC report-outs on Code of Conduct investigations, the culture and capability required to execute the strategy, and culture as a part of asset reviews. The Board Governance Document was updated to expressly reference the Board’s role in relation to assessing and monitoring culture. (See sections 1.6, 2.6.2, 2.7 and 2.15.)

CEO and ELT succession

A major piece of work for the Board during FY2020 was CEO succession. For BHP, succession of the CEO is an ongoing process, which continues to work well in developing internal candidates for this critical role. This year, Andrew Mackenzie retired as CEO and Mike Henry was appointed CEO from 1 January 2020. The Board took account of Mike’s 30 years’ experience in the global mining and petroleum industry, spanning operational, commercial, safety, technology and marketing roles. As set out in section 1.4.3, in the 45 days between being announced CEO-Elect and becoming CEO, Mike Henry spent time engaging with employees from every asset and almost all major offices. In addition, Mike was able to get out and meet with other key stakeholders before COVID-19 struck, and COVID-19 has subsequently reinforced the advantages of an internal appointment. A critical component of succession at ELT level and below is the existence of a robust senior leadership program that operates across multiple organisational levels to build, develop, renew, recruit and promote our leaders. The Board is actively engaged and oversees the development of the senior team. Following his appointment, Mike Henry has begun to announce the new senior management team and continued focus on assets and their performance.

In June 2020, we announced the appointment of Mr Lamont as Chief Financial Officer, effective 1 December 2020. David has been the CFO of the ASX-listed global biotech company CSL Limited since January 2016. Prior to joining CSL, he was the CFO and an Executive Director at MMG from 2010. Peter Beaven will continue as CFO until 30 November 2020 to provide ongoing leadership through to Mr Lamont’s commencement, and will support Mr Lamont with handover into early 2021, after which he will leave BHP.

In August 2020, CEO Mike Henry announced new roles and appointments on the ELT. Ragnar Udd will become President Minerals Americas, effective 1 November 2020, replacing Daniel Malchuk. Mr Malchuk will continue in the role until that time, and leave BHP at the end of CY2020. Laura Tyler commenced in the new role of Chief Technical Officer on 1 September 2020. This role is an expansion of her current position on the ELT as Chief Geoscientist. She will relinquish her concurrent role as Asset President Olympic Dam. Caroline Cox will become Chief External Affairs Officer, effective 1 November 2020, replacing Geoff Healy. Mr Healy will continue in the role until that time, and leave BHP at the end of CY2020. Johan van Jaarsveld commenced in the new role of Chief Development Officer on 1 September 2020.

Key matters considered by the Board during FY2020 are outlined below.

Chair’s matters	Board composition, succession planning, performance and culture

•   CEO succession

•   CEO transition update

•   Approval of the appointment of the new CFO

•   Committee succession

•   Board composition and succession

•   Board evaluation

•   Inclusion and diversity update and FY2020 targets

•   Corporate governance updates

•   Board culture framework

Strategic matters	Capital allocation (CAF, capital prioritisation and development outcomes)	• Dividend policy and dividend recommendations • Capital prioritisation and portfolio development options • Capital execution watch list
	Funding (annual budgets, balance sheet management, liquidity management)	• COVID-19 financial impacts, balance sheet and forecasts • Two-year budget • Funding updates
Portfolio (Group scenarios, commodity and asset review, growth options, approving commitments, capital and non-capital items and acquisitions and divestments above a specified threshold, and geopolitical and macro-environmental impacts)

•   COVID-19 update – including safety measures, wellbeing steps, workforce planning and community support

•   Portfolio review – options and alternatives

•   Risk Appetite Statement

•   Climate change scenarios and stakeholder analysis

•   Climate change – medium-term target, Scope 3 emissions, investment fund

•   Circular economy

•   Samarco strategy, funding and communications

•   Germano dam decommissioning

•   Energy Coal review

•   Petroleum plan

•   Jansen Potash project

•   Trinidad and Tobago gas

•   Resolution Copper project

•   Mexico Trion project update

•   Rail technology

•   Economic and geopolitical risk

•   Escondida and Spence power purchase agreements

Social value and other significant items

•   Social value update

•   Industry associations review

•   Shareholder requisitioned resolutions

•   World Class Functions

•   Vendor rationalisation

•   Culture and capability

•   EPS survey and COVID-19 wellbeing survey

Monitoring and assurance matters	Includes matters and/or documents required by the Group’s constitutional documents, statute or by other external regulation

•   Tailings dams updates

•   Investor relations reports

•   CEO reports, including CEO transition

•   HSEC reports

•   RAC report-outs

•   Sustainability Committee report-outs, including site visit report-outs

•   Nomination and Governance Committee report-outs

•   Remuneration Committee report-outs

•   Approval of the CEO’s remuneration

•   Reviewing and approving the Annual Reporting suite

•   Site visits

2.6     Stakeholder engagement

There are multiple ways the views of stakeholders, beyond shareholders (section 2.6.1) and the workforce (section 2.6.2), are brought to the Board and its Committees. For example, Health, Safety, Environment and Community (HSEC) updates, site visits involving engagement with community members and government, and engagement with the Forum on Corporate Responsibility. In addition, the RAC receives reports on engagement with regulators. It also receives reports on material litigation and disputes with third parties and complaints raised through the speak-up hotline, EthicsPoint, which allows our workforce to raise concerns in confidence. The strategic framework, focus on social value, our new purpose and Risk Appetite Statement reflect the significance of external stakeholders in decision-making.

The Annual Report includes additional information on our stakeholders, including non-governmental organisations. For more information, refer to sections 1.4.3, 1.6 and 1.7.

2.6.1     Shareholder engagement

Part of the Board’s commitment to high-quality governance is expressed through the approach BHP takes to engaging and communicating with our shareholders. The Board uses formal and informal communication channels to understand and take into account the views of shareholders.

We encourage shareholders to make their views known to us. Shareholders can contact us at any time through our Investor Relations team, with contact details available at bhp.com. In addition, shareholders can communicate with us and our registrar electronically.

Investor engagement in FY2020

Topic	Led by	Purpose	FY2020 activity

Strategy, governance and remuneration	Group Chair	Discuss Board priorities and seek shareholder feedback

Meetings with institutional investors in Australia, the UK and the US. In addition, the Chair participated in the remuneration consultation meetings in Australia and the UK in July 2019.

Meetings with retail shareholders in Australia held in conjunction with the Australian Shareholders’ Association and in the UK with the UK Shareholders’ Association and Sharesoc.

Remuneration	Chair of the Remuneration Committee, Vice President Reward and Vice President, Group Governance	Remuneration policy consultation	Meetings held in Australia and the UK in July 2019.

Climate change and environmental, social and governance (ESG)	Board	Direct feedback	Direct engagement between a panel of institutional investors and the Board at the virtual Board meeting in June 2020.

Strategy, finance and operating performance	CEO, CFO, senior management and Investor Relations	Update shareholders on results or other key announcements. We also engage with other capital providers, for example, through meetings with bondholders

Live webcasts of key announcements.

Face-to-face investor meetings held in Australia, Canada, Hong Kong SAR (China), Japan, Malaysia, Singapore, South Africa, the UK and the US. Virtual meetings were held with investors in Australia, Hong Kong SAR (China), Denmark, France, Germany, Switzerland, the United Arab Emirates, the UK and the US.

Topic	Led by	Purpose	FY2020 activity

Debt investor meetings held in London in October 2019 with investors from the Netherlands, Singapore, the UK and the US, along with ad hoc meetings.

Debt investor teleconferences held in August 2019 and February 2020 with investors in the Netherlands, the UK and the US.

Management led engagement with retail investors in Australia in September 2019, and the Investor Relations team conducted retail broker briefings.

Industry associations	CEO, External Affairs, Group Governance	Engaged with investors on shareholder resolutions, the 2019 Industry Association Review and a new approach to industry association membership	Multiple calls and face-to-face meetings were held between September 2019 and March 2020 with investors globally. This included face-to-face engagement between the CEO and certain investors in December 2019. In January 2020, briefings were held in Sydney, Melbourne, London, Edinburgh and Amsterdam. In March 2020, BHP commenced a global engagement and dialogue process with stakeholders to explore how the Group could improve its approach to industry associations, including to address issues raised by investors in our engagement on the 2019 shareholder resolutions.

Social value and HSEC	Head of External Affairs and Head of Health, Safety and Environment	Update investors on key HSEC issues	Meetings held in Australia in September 2019, the UK and Europe in October 2019, and the US in December 2019 about BHP’s approach to social value.

Corporate Governance and ESG matters	ESG, Group Governance and Investor Relations	Provides a conduit to enable the Board and its Committees to be up to date with investor expectations and to continuously improve the governance processes of BHP	Multiple forms of engagement with investors throughout the year on a wide range of topics. For example, responded to enquiries on topics including diversity and inclusion, cultural heritage, tailings dams, Samarco, non-operated joint ventures, industry associations, climate risk, biodiversity, water stewardship, COVID-19, workforce mental health and thermal coal.

Climate change	Vice President, Sustainability and Climate Change	Update investors on our climate change strategy	Ad hoc meetings held in Australia, Europe and the US, including engagement with Climate Action 100+ regarding our climate change response (e.g. offsets, Scope 3 goals, medium-term target, portfolio analysis and industry associations).

Annual General Meetings	Board and Senior Management, and external auditor	Respond to investor queries	Information on our AGMs is available at bhp.com/meetings.

2.6.2     Workforce engagement

The Board has arrangements in place for workforce engagement, and has built on these arrangements further following the implementation of the UK Code. Alongside section 1.4.3, the table below describes the ways the Board engaged with our workforce in FY2020, and how workforce considerations impacted key decisions. The Board considers these arrangements to be effective as they enable the Board to hear first-hand from a cross-section of the workforce, and to engage with them interactively (e.g. during site visits and some Board briefing sessions), with the opportunity to consider the feedback received in subsequent Board discussions.

Engagement practice	Description
Site visits	Directors visited operational sites in several countries and informally engaged with a cross-section of our workforce in the field, in small group discussions and meetings to hear first-hand the views of our people.

Deep dives	In February 2020, Directors participated in an interactive presentation from Western Australia Iron Ore (WAIO) employees. The employees shared their perspectives on issues including peer comparison, strategic risks, people and investment options.

Board meetings

Directors hear from employees, up to several levels below the CEO, at each Board meeting. Topics include the health and safety of our people, culture, ethics and compliance, workforce relations, response to COVID-19, our purpose, human rights, conduct concerns and diversity.

Members of our workforce are able to raise matters of concern either through one of the means described below, or through our 24-hour speak-up helpline, EthicsPoint (see section 2.15). This helps to ensure Board oversight of culture and management response to serious conduct contrary to Our Charter and Our Code of Conduct.

Employee survey results	Directors discussed the results of the FY2019 Employee Engagement and Perception Survey, which provided insights on developing our culture and the areas of focus for FY2020. The results showed that our commitment to leadership development and a focus on trust and care remain critically important to a vibrant culture that underpins performance and transformation.

Wellbeing survey results	Directors were provided with details of employee feedback from a regular COVID-19 wellbeing survey. By reviewing the data and open comments, our leaders are working to address key concerns for our people including challenges related to managing their health (working from home, lack of exercise, poor sleep and diet), workload (lack of clear barriers and work hours in work-from-home situations), family (home schooling) and social isolation (particularly in mining camps and for young people).

2.7    Director skills, experience and attributes

Skills, experience and attributes required

The Board and its Nomination and Governance Committee work to ensure the Board continues to have the right balance necessary to fulfil its responsibilities. The requirements for Board composition are described in an overarching statement, with the desired skills and experience included in the skills and experience matrix below. All Directors are expected to comply with the Group’s Code of Conduct, act with integrity, lead by example and promote the desired culture.

The overarching statement, skills, experience and attributes consider and respond to both the external environment and BHP’s core business characteristics, including:

•	BHP’s strategy and the long-term cyclical nature of the business

•	that BHP is a global natural resources company operating in global markets

•	the continued need to focus on financial and non-financial risks (including HSEC risks and the risks identified) (see section 1.5.4)

•	the increasing challenge related to social value and the many stakeholders that are impacted by BHP, including civil society, communities, investors, government, regulators, customers and employees

•	the increasing importance of technology and innovation to the sustainability of BHP

•	ongoing and continued focus on capital allocation and improving shareholder and capital returns

Overarching statement of Board requirements

The BHP Board will be diverse in terms of gender, nationality, geography, age, personal strengths and social and ethnic backgrounds. The Board will comprise Directors who have proven past performance and the level of business, executive and non-executive experience required to:

•	provide the breadth and depth of understanding necessary to effectively create long-term shareholder value

•	protect and promote the interests of BHP and its social licence to operate

•	ensure the talent, capability and culture of BHP to support the long-term delivery of our strategy

Attributes

The Board believes each Non-executive Director has these attributes: sufficient time to undertake the responsibilities of the role; honesty and integrity; and a preparedness to question, challenge and critique. The Executive Director brings additional perspectives to the Board through a deeper understanding of BHP’s business and day-to-day operations.

Skills matrix

The Board skills matrix identifies the skills and experience the Board needs for the next period of BHP’s development, considering BHP’s circumstances and the changing external environment as referred to above.

Fewer Directors meet each of the skills and experience contained in the current matrix than in the matrix used prior to FY2019. This is intentional to create a more diverse and well-rounded Board, but all Directors satisfy the overarching statement and hold the attributes discussed above. The Board collectively meets all the skills and experience set out in the skills matrix, and the matrix below reflects the Board composition as at 30 June 2020. For more information on the skills and attributes of the Directors, refer to section 2.2.1.

Skills and experience	Board
Total Directors	12

Mining	4

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

Oil and gas Senior executive who has deep technical and operational oil and gas experience with a large company operating in multiple countries; successfully led production operations that have delivered consistent and sustaining levels of high performance (related to cost, returns and throughput); successfully led exploration projects with proven results and performance; delivered large capital projects that have been successful in terms of performance and returns; and a proven record in terms of health, safety and environmental performance and results.	2

Global experience Global experience working in multiple geographies over an extended period of time, including a deep understanding of and experience with global markets, and the macro-political and economic environment.	9

Strategy Experience in enterprise-wide strategy development and implementation in industries with long cycles, and developing and leading business transformation strategies.	11

Risk Experience and deep understanding of systemic risk and monitoring risk management frameworks and controls, and the ability to identify key emerging and existing risks to the organisation.	12

Commodity value chain expertise End-to-end value or commodity chain experience – understanding of consumers, marketing demand drivers (including specific geographic markets) and other aspects of commodity chain development.	8

Financial expertise

Extensive relevant experience in financial regulation and the capability to evaluate financial statements and understand key financial drivers of the business, bringing a deep understanding of corporate finance, internal financial controls and experience probing the adequacy of financial and risk controls.

12(1)

Relevant public policy expertise Extensive experience specifically and explicitly focused on public policy or regulatory matters, including ESG (in particular climate change) and community issues, social responsibility and transformation, and economic issues.	4

Health, safety, environment and community Extensive experience with complex workplace health, safety, environmental and community risks and frameworks.	8

Technology Recent experience and expertise with the development, selection and implementation of leading and business transforming technology and innovation, and responding to digital disruption.	4

Capital allocation and cost efficiency Extensive direct experience gained through a senior executive role in capital allocation discipline, cost efficiency and cash flow, with proven long-term performance.	10

(1)

Twelve Directors meet the criteria of financial expertise outlined above. Two of these Directors also meet the criteria for recent and relevant financial experience as outlined in the UK Code, competence in accounting and auditing as required by the UK FCA’s Disclosure and Transparency Rules in DTR7 and the audit committee financial expert requirements under the US Securities and Exchange Commission Rules.

Board skills and experience: Climate change

Climate change is a Board-level governance issue and is discussed regularly, including during Board strategy discussions, portfolio review and investment decisions, and in the context of scenario triggers and signposts. The Sustainability Committee spends a significant amount of time considering systemic climate change matters relating to the resilience of and opportunities for BHP’s portfolio.

Board members bring experience from a range of sectors including resources, energy, finance, technology and public policy. This equips them to consider potential implications of climate change on BHP and its operational capacity, as well as understand the nature of the debate and the international policy response as it develops. In addition, there is a deep understanding of systemic risk and the potential impacts on our portfolio.

The Board has taken measures to ensure its decisions are informed by climate change science and expert advisers.

The Board seeks the input of management (including Dr Fiona Wild, our Vice President Sustainability and Climate Change) and other independent advisers. In addition, our Forum on Corporate Responsibility (which includes Don Henry, former CEO of the Australian Conservation Foundation and Changhua Wu, former Greater China Director, the Climate Group) advises operational management teams and engages with the Sustainability Committee and the Board as appropriate.

During FY2020, the Board:

•

undertook a deep dive relating to climate change and strategy. This included discussion about climate change scenarios and discussions on relative commodity attractiveness, including under a Climate Crisis scenario and a 1.5°C scenario. In addition, stakeholder attitudes, including those of investors, were considered in relation to climate change and the direction and momentum of the evolution of those expectations

•

held discussions on a range of other climate-related topics including the role of industry associations in climate policy advocacy, investor and government views on climate change issues (including in the context of shareholder requisitioned resolutions), reviews of supply and demand analysis and portfolio planning

Following extensive discussion by the ELT and the Sustainability Committee during FY2020, in August 2020, the Board approved our medium-term target, Scope 3 emission goals and the strengthening of links between executive remuneration and climate change performance measures.

For more information, refer to section 1.7.8 and the Climate Change Report 2020.

2.8    Board evaluation

The Board is committed to transparency in assessing the performance of Directors. The Board conducts regular evaluations of its performance, the performance of its Committees, the Group Chair, Directors and the governance processes that support the Board’s work.

The evaluation considers the balance of skills, experience, independence and knowledge of the Group and the Board, its diversity, including gender diversity, and how the Board works together as a unit.

*	May be internally or externally facilitated assessment. Our approach is to conduct an externally facilitated assessment of the Board or Directors and committees at least every three years.

External Board review

As set out in last year’s Annual Report, the Board conducted an external evaluation using Consilium Board Review (Consilium), which considered Board, committee and Chair effectiveness, and assessed the Directors’ contribution. Consilium does not have any other connection with the Group or individual Directors.

This evaluation was completed in FY2020 with improvements agreed and implemented, including the reintroduction of an annual strategy day (in addition to the existing strategy sessions held at each Board meeting); and additional deep dives on BHP’s operations. Actions undertaken during FY2020 included an annual strategy day between the Board and the ELT, which was heavily focused on the portfolio, climate change and the impacts of COVID-19. In addition, the Board had a deep dive on WAIO in February 2020 and site visits (including by new Directors) as described in the Training and Development table in section 2.9.

It was considered that Board composition could be improved by appointing Directors with experience in technology, Asian markets and mining. These factors were taken into account in the appointments of Gary Goldberg, Dion Weisler and Xiaoqun Clever. For more information, refer to section 2.1.

Director review

In FY2020, an assessment was conducted of Directors’ performance with the assistance of an external service provider (Lintstock). Lintstock does not have any other connection with the Group or individual Directors. It has been used previously by the Group.

The assessment of Directors focused on the contribution of each Director to the work of the Board and its Committees, and the expectations of Directors as specified in BHP’s governance framework. The performance of Directors was assessed against criteria including those described in the first three points in section 2.7.

In addition, the assessment focused on whether each Director contributes to Board cohesion and effective relationships with fellow Directors, commits the time required to fulfil their role and effectively performs their responsibilities. Directors were asked to comment on areas where their fellow Directors contribute the greatest value and on potential areas for development.

Lintstock sought feedback from and provided feedback to the Chair and the Senior Independent Director, which was then discussed with the Directors.

As a result of these outcomes, the review supported the Board’s decision to endorse those Directors standing for re-election.

Committee assessments

Following an assessment of its work, each committee concluded it had met its terms of reference in FY2020.

2.9    Nomination and Governance Committee Report

Role and focus

The Nomination and Governance Committee assists the Board in ensuring it comprises individuals who are best able to fulfil the responsibilities of a Director and who have regard to the highest standards of governance, the strategic direction of BHP and the diversity aspirations of the Board. It does so by focusing on:

•

the succession planning process for the Board and its Committees, including the identification of suitable candidates for appointment to the Board considering the skills, experience, independence and knowledge required on the Board, as well as the attributes required of potential Directors

•	the succession planning process for the Chair

•	the succession planning process for the CEO and periodic evaluation of the process

•	Board and Director performance evaluation, including evaluation of Directors seeking re-election prior to their endorsement by the Board as described in section 2.8

•	the provision of appropriate training and development opportunities for Directors

•	the independence of Non-executive Directors

•	the time required from Non-executive Directors

•	the assessment and, if appropriate, authorisation of situations of actual and potential conflict notified by Directors

•	BHP’s corporate governance practices

The Nomination and Governance Committee met four times during FY2020. In addition to regular business, the Committee considered CEO succession, the appointment as Non-executive Directors of Gary Goldberg and Dion Weisler, Xiaoqun Clever with effect from 1 October, and the retirement of Lindsay Maxsted on 4 September 2020, and Shriti Vadera after the 2020 AGMs. The Committee also oversaw other targeted searches for Non-executive Director candidates in FY2020, which are continuing.

External recruitment specialists

The Committee retained the services of external recruitment specialists. Russell Reynolds and MWM Consulting assisted with Non-executive Director candidate searches during FY2020. These recruitment specialists do not have any connection with the Group or any Director.

Nomination and Governance Committee members during the year

Name	Independent	Status	Attendance
Ken MacKenzie (Chair)	Chair of the Board	Member for whole period	4/4
Malcolm Broomhead	Yes	Member for whole period	4/4
Carolyn Hewson	Yes	Member until 7 November 2019	2/2
Susan Kilsby	Yes	Member from 1 April 2020	1/1
Shriti Vadera	Yes	Member for whole period	4/4

Committee activities in FY2020

Succession planning processes

•	CEO succession

•	Implementation of the skills and experience matrix

•	Identification of suitable Non-executive Director candidates

•	Board and committee succession

•	Partnering with new search firms regarding candidate searches

•	Technology and mining Non-executive Director search

Evaluation and training

•	Board evaluation and Director development

•	2020 training and development program

•	Director induction

•	Committee assessment

Corporate governance practices

•	Independence of Non-executive Directors

•	Authorisation of situations of actual or potential conflict

•	Advisory Committees

•	Corporate Governance Statement

•	Governance update – Section 172 mapping

•	Implementing provisions from the UK Code and the ASX Fourth Edition

•	Updated Director Deed of Indemnity Insurance and Access

•	Updated Terms of Appointment for Directors

•	Crisis management

•	Update of the Committee Terms of Reference

Policy on inclusion and diversity

The Board and management believe diversity is required to meet our purpose, which is outlined in section 1.6.1. Diversity is key to ensuring the Board and its Committees have the right blend of perspectives so that the Board oversees BHP effectively for shareholders. In CY2019, we updated the Nomination and Governance Committee Terms of Reference to explicitly refer to age, social and ethnic backgrounds and personal strengths. This is in addition to diversity of gender, nationality and geography.

Our aspiration is to achieve gender balance on our Board, among our senior executives and across our workforce by CY2025. We therefore welcome the ongoing Hampton-Alexander initiative for all FTSE 100 Boards to have at least 33 per cent female representation by the end of CY2020, and the objective of having at least 30 per cent of Directors of each gender in accordance with the ASX Fourth Edition. Our aspiration includes a fixed target of maintaining the level of Board diversity above 33 per cent, and we will be aligned with this requirement from 1 October 2020. We therefore satisfy the guidance in both the ASX Fourth Edition and also the UK Code. In addition, as at 30 June 2020, gender diversity among senior management (defined as the ELT plus Company Secretary and their direct reports) was 31 per cent.

We also welcome the final Parker Report into ethnic diversity of UK boards and continue to seek additional ethnic diversity on our Board, and throughout BHP. On our Board we meet the target of having ‘at least one Director of colour by 2021’ as recommended by the Parker Review.

Part of the Board’s role continues to be to consider and approve BHP’s measurable objectives for workforce diversity each financial year and to oversee our progress in achieving those objectives. For more information, including our progress against our FY2020 measurable objectives and our employee profile more generally, refer to sections 1.6.1 and 1.6.2.

Renewal and re-election

The Board adopted a policy in 2011, consistent with the UK Code, under which all Directors must seek re-election by shareholders annually if they wish to remain on the Board. The Board believes annual re-election promotes and supports accountability to shareholders.

When considering new appointments, the Board’s Nomination and Governance Committee takes the following approach:

Step 1: Rigorous approach	BHP adopts a structured and rigorous approach to Board succession planning and oversees the development of a diverse pipeline. The Nomination and Governance Committee considers Board diversity, size, tenure and the skills, experience and attributes needed to effectively govern and manage risk within BHP.

Step 2: Continuous approach	This process is continuous and for Non-executive Directors planning is based on a nine-year tenure as a guide, allowing the Board to ensure the right balance on the Board between experience and fresh perspectives. It also ensures the Board continues to be fit-for-purpose and evolves to take account of the changing external environment and BHP’s circumstances. It also prepares pipelines for Nomination and Governance Committee membership, considering relevant skills and requirements.

Step 3: Role description	When considering new appointments to the Board, the Nomination and Governance Committee oversees the preparation of a role description, which includes the criteria and attributes described in the Board Governance Document and section 2.7.

Step 4: Selection and appointment of search firm	The role description is provided to an external search firm retained to conduct a global search based on the Board’s criteria.

Step 5: Board interviews	The shortlisted candidates are considered by the Nomination and Governance Committee and interviewed by the Chair initially. Meetings for selected candidates are held with each Board member ahead of the Board deciding whether to appoint the candidate.

Step 6: Committee recommendation	The Nomination and Governance Committee recommends the Board appoint the preferred candidate.

Step 7: Background checks	The Board, with the assistance of external consultants, conducts appropriate background and reference checks.

Step 8: Letter of appointment	The Board has adopted a letter of appointment that contains the terms on which Non-executive Directors will be appointed, including the basis upon which they will be indemnified by the Group. The letter of appointment defines the role of Directors, including the expectations in terms of independence, participation, time commitment and continuous improvement. Written agreements are in place for all Non-executive Directors.

A copy of the terms of appointment for Non-executive Directors is available at bhp.com/governance.

Senior management succession

A robust senior management succession process is also conducted to ensure pipeline stability for critical roles. A talent deep dive is conducted by the Board at least once a year to evaluate these pipelines. Senior management succession is viewed from a five-year perspective that considers the readiness of successors across time horizons, contexts and future capability demands. Select Board members are involved in the interview process for executive-level appointments one level below the CEO, and occasionally for roles two levels below the CEO. BHP has a written agreement with each ELT member setting out the terms of their appointment. Further information about CEO and ELT succession is set out in sections 2.1 and 2.5.

Director induction, training and development

Upon appointment, each new Non-executive Director undertakes an induction program tailored to their needs.

A copy of an indicative induction program is available at bhp.com/governance.

Following the induction program, Non-executive Directors participate in continuous improvement activities (training and development program), which are overseen by the Nomination and Governance Committee. The training and development program covers matters of a business nature, including environmental, social and governance matters and provides updates on BHP’s assets, commodities, geographies and markets. Programs are designed and periodically reviewed to maximise effectiveness, and the results of Director performance evaluations are incorporated into these programs.

Training and development in FY2020

Area	Purpose	FY2020 activity
Briefings and development sessions	Provide each Director with a deeper understanding of the activities, environment, key issues and direction of the assets, along with HSEC and public policy considerations.	• Strategy day with the ELT • Climate change sessions • Briefing on ESG issues from senior investor representative • WAIO deep dive

Site visits	Briefings on the assets, operations and other relevant issues and meetings with key personnel. During FY2020, several site visits were cancelled due to COVID-19 restrictions.

•   BMA, Metallurgical Coal, Australia (Group Chair only)

•   Jansen, Potash, Canada

•   Nickel West, Nickel, Australia

•   NSWEC, Thermal Coal, Australia

•   Olympic Dam, Copper, Australia

•   Santiago office and Escondida, Copper, Chile (Group Chair only)

These sessions and site visits also allow an opportunity to discuss in detail the risk environment and the potential for impacts on the achievement of our purpose and strategy. For information on the management of principal risks, refer to section 1.5.4.

Throughout the year, the Chair discusses development areas with each Director. Board Committees review and agree their needs for more briefings. The benefit of this approach is that induction and learning opportunities can be tailored to Directors’ committee memberships, as well as the Board’s specific areas of focus. This approach also ensures a coordinated process on succession planning, Board renewal, training and development and committee composition.

These processes are all relevant to the Nomination and Governance Committee’s role in identifying appropriate Non-executive Director candidates.

Each Board committee provides a standing invitation for any Non-executive Director to attend committee meetings (rather than just limiting attendance to committee members). Committee agendas and papers are provided to all Directors to ensure they are aware of matters to be considered.

Independence

The Board is committed to ensuring a majority of Directors are independent. The Board considers that all of the current Non-executive Directors, including the Chair, are independent.

Process to determine independence

The Board has adopted a policy that it uses to determine the independence of its Directors. This determination is carried out upon appointment, annually and at any other time where the change in circumstances of a Director warrant reconsideration.

A copy of the policy on Independence of Directors is available at bhp.com/governance.

Tenure

At the end of FY2020, Malcolm Broomhead, who was appointed in March 2010, Shriti Vadera, appointed in January 2011 and Lindsay Maxsted, appointed in March 2011, had each served on the Board for more than nine years. The Board does not believe their tenure interferes with their ability to act in the best interests of BHP. The Board believes they have retained independence of character and judgement and have not formed associations with management (or others) that might compromise their ability to exercise independent judgement or act in the best interests of the Group. The Board was comfortable extending Mr Broomhead’s tenure for another year from the FY2020 AGMs in order to provide continued access to his corporate memory and his extensive experience in the mining sector. Mr Maxsted will retire on 4 September 2020, having completed the handover of the Risk and Audit Committee Chair position to Terry Bowen, and seen through the Group’s FY2020 financial reporting schedule. As previously disclosed, Ms Vadera is not standing for re-election at the 2020 AGMs.

Relationships and associations

Lindsay Maxsted was the CEO of KPMG in Australia from 2001 until 2007. The Board believes this prior relationship with KPMG (BHP’s former external auditor) did not materially interfere with Mr Maxsted’s exercise of objective, unfettered or independent judgement, or his ability to act in the best interests of BHP while KPMG was the Group’s auditor. The Board has determined, consistent with its policy on the independence of Directors, that Mr Maxsted is independent.

Some of the Directors hold or have previously held positions in companies that BHP has commercial relationships with. Those positions and companies are listed in the Director profiles in section 2.2.1. The Board has assessed the relationships between the Group and the companies in which our Directors hold or held positions, and has concluded that the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or their ability to act in the best interests of BHP.

For example, Malcolm Broomhead and Ian Cockerill were Directors of Orica Limited (a company BHP has commercial dealings with) during FY2020. Orica provides commercial explosives, blasting systems and mineral processing chemicals and services to the mining and resources industry, among others. Mr Cockerill was appointed to the Orica Board in 2010 (prior to his appointment to the BHP Board) and Mr Broomhead was appointed to the Orica Board in 2016 (after his appointment to the BHP Board). At the time of Mr Broomhead’s appointment to the Board of Orica, and at the time of Mr Cockerill’s appointment to the Board of BHP, the BHP Board assessed the relationship between BHP and Orica and determined (and remains satisfied) that Mr Broomhead and Mr Cockerill were, during FY2020, and Mr Broomhead remains, able to apply objective, unfettered and independent judgement and to act in the best interests of BHP. Mr Cockerill retired from the Board of Orica in August 2019.

Transactions during FY2020 that amounted to related party transactions with Directors or Director-related entities under International Financial Reporting Standards (IFRS) are outlined in note 32 ‘Related party transactions’ in section 5.

Conflicts of interest

BHP Group Plc’s Articles of Association allow the Directors to authorise conflicts and potential conflicts where appropriate. A procedure operates to ensure the disclosure of conflicts and for the consideration and, if appropriate, the authorisation of those conflicts by non-conflicted Directors. The Nomination and Governance Committee supports the Board in this process by reviewing requests from Directors for authorisation of situations of actual or potential conflict and making recommendations to the Board. It also regularly reviews any situations of actual or potential conflict that have previously been authorised by the Board and makes recommendations on whether the authorisation remains appropriate. In addition, in accordance with Australian law, if a situation arises for consideration where a Director has a material personal interest, the affected Director takes no part in decision-making unless authorised by non-interested Directors. Provisions for Directors’ interests are set out in the Constitution of BHP Group Limited.

The terms of reference for the Nomination and Governance Committee are available at bhp.com/governance.

2.10     Risk and Audit Committee Report

Role and focus

The RAC assists the Board in monitoring the decisions and actions of the CEO and the Group and gaining assurance that progress is being made towards achieving our purpose within the limits imposed by the Board, as described in the Board Governance Document.

The RAC oversees:

•	the integrity of BHP’s Financial Statements and Annual Report

•	the appointment, performance and remuneration of the External Auditor and integrity of the external audit process

•	the effectiveness of the systems of risk management, including financial and non-financial risk, and internal control

•	the plans, performance, objectivity and leadership of the Internal Audit function and the integrity of the internal audit process

•	capital management (capital structure and funding, and capital management planning and initiatives) and other matters

For more information on our approach to risk management, refer to section 1.5.4.

The RAC met 11 times during FY2020. For information on Committee members’ qualifications, which include competence relevant to the mining sector, refer to section 2.2.1.

The terms of reference for the RAC were updated in FY2020 to align with revisions made to the UK Code, the ASX Fourth Edition, and the revised Remuneration Committee Terms of Reference that were approved by the Board in August 2019.

Risk and Audit Committee members during the year

Name	Independent	Status	Attendance
Lindsay Maxsted (Chair until 1 May 2020)	Yes	Member for whole period	11/11
Terry Bowen (Chair from 1 May 2020)(1)	Yes	Member for whole period	11/11
Ian Cockerill(2)	Yes	Member for whole period	10/11
Anita Frew	Yes	Member for whole period	11/11

(1)	Mr Bowen is the Committee’s financial expert nominated by the Board.

(2)

Mr Cockerill was unable to attend the RAC meeting scheduled for 15 August 2019 due to the need to fly to London at that time in order to attend another board meeting in London the following day. As this was his transitional year, there were some inevitable clashes with pre-existing meetings, and this was one that could not be resolved. Since then, all meetings have been rescheduled where necessary to avoid clashes. Mr Cockerill provided detailed comments to the Chair of the Committee ahead of the meeting.

Committee activities in FY2020

Integrity of Financial Statements and funding matters

•	Accounting matters for consideration, materiality limits, half-year and full-year results

•	Commentary and explanatory notes to the Financial Statements

•	Closure and rehabilitation provision

•	Sarbanes-Oxley Act compliance

•	Financial governance procedures

•	Reserves and resources

•	FY2020 portfolio valuation review

•	Weighted average cost of capital review

•	Funding updates

•	Business RAC meetings

•	Inter-company loans and group guarantees update

•	Deed of Cross Guarantee

External auditor and integrity of the audit process

•	External audit report

•	External audit letters of engagement, external audit fees and non-audit services

•	Management and external auditor closed sessions

•	Audit plan, review of performance and quality of service

•	Ernst & Young (EY) independence and non-audit services

•	EY audit transition

Effectiveness of systems of internal control and risk management

•	Material risk reports

•	Approach to emerging risks

•	Group risk profile

•	Viability statement

•	Robust risk assessment

•	Practical application of the new Risk Framework

•	Updates to and review of the Risk Appetite Statement and confirmation that the Group is operating with due regard to that appetite

•	Monitoring performance against risk appetite through key risk indicators

•	Approval of the internal audit plan, plan principles and regular reports on progress against the internal audit plan

•	Cultural assessments in internal audits

•	Matters of note arising from internal audits

•	Internal audit reports

•	Internal assessments of performance of Internal Audit and Advisory

•	Fraud report

•	Committee and Group Assurance Officer and Chief Risk Officer closed sessions

•	Ethics and compliance reports, grievance and investigation processes

•	Insurance update and Directors’ and Officers’ insurance update

•	Tax updates

•	Material disputes updates

•	Data protection and privacy risk update

•	Updates on control framework and risks regarding COVID-19

Other governance matters

•	Samarco dam failure provision

•	Tailings storage facility failure material risk

•	Escondida, Cerro Colorado, BMA guarantees

•	Revolving credit facility

•	Sexual harassment material risk

•	Update of the Committee Terms of Reference

•	Update of the Internal Audit and Advisory Terms of Reference

•	Update of the Provision of Audit and Other Services Policy by the External Auditor

Fair, balanced and understandable

The RAC confirmed its view to the Board that BHP’s Annual Report 2020 taken as a whole is fair, balanced and understandable. For the Board’s statement on the Annual Report, refer to the Directors’ Report in section 4.

In making this assessment, the RAC considers the substantial governance framework that is in place for the Annual Report. This includes management representation letters, certifications, RAC oversight of the Financial Statements and other financial governance procedures focused on the financial section of the Annual Report, together with verification procedures for the narrative reporting section of the Annual Report.

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

CEO and CFO assurance

For the FY2020 full year and half year, the CEO and CFO have certified that BHP’s financial records have been properly maintained and the FY2020 Financial Statements present a true and fair view, in all material respects, of our financial condition and operating results and are in accordance with accounting standards and applicable regulatory requirements.

The CEO and CFO have also certified to the Board that the Financial Statements for the full year and half year are founded on a sound system of risk management and internal control and the system is operating efficiently and effectively.

Significant issues

In addition to the Group’s key judgements and estimates disclosed throughout the FY2020 Financial Statements, the Committee considered these significant issues relating to financial reporting:

Carrying value of long-term assets

The assessment of carrying values of long-term assets uses a number of significant judgements and estimates.

The Committee examined management’s review of impairment triggers and potential impairment charges or reversals for the Group’s cash generating units.

Specific consideration was given to the most recent short, medium and long-term price forecasts (including the significant petroleum price volatility observed to date in CY2020), expected production volumes and updated development plans, operating and capital costs, the impacts of climate change and COVID-19, discount rates and other market indicators of fair value.

The Committee concurred with management’s conclusion on significant impairments recognised, including the impairment of Cerro Colorado, and that no impairment reversals were appropriate.

Conclusions from these reviews are reflected in note 11 ‘Property, plant and equipment’ in section 5.

Samarco dam failure

On 5 November 2015, the Samarco Mineração S.A (Samarco) iron ore operation in Minas Gerais, Brazil experienced a tailings dam failure that resulted in a release of mine tailings, flooding the community of Bento Rodrigues and impacting other communities downstream. Samarco is jointly owned by BHP Brasil and Vale S.A.

BHP Brasil’s 50 per cent interest in Samarco is accounted for as an equity accounted joint venture investment.

Samarco’s provisions and contingent liabilities

The Committee reviewed updates to matters relating to the Samarco dam failure, including developments on existing and new legal proceedings, and changes to the estimated costs of remediation and compensation.

BHP Brasil’s loss from Equity Accounted Investments includes impairments arising from working capital funding provided to Samarco and revisions to the Samarco dam failure and Germano decommissioning provisions during the year ended 30 June 2020.

Potential direct financial impacts to BHP Brasil

The Committee considered:

•	changes to the estimated cost of remediation and compensatory programs under the Framework Agreement

•	developments in existing and new legal proceedings, on the provision related to the Samarco dam failure and related disclosures

•	the provisions recognised and contingent liabilities disclosed by BHP Brasil or other BHP entities

Based on currently available information, the Committee concluded that the accounting for the equity investment in Samarco, the provision recognised by BHP Brasil (including the decommissioning of the Germano tailings dam complex) and contingent liabilities disclosed in the Group’s Financial Statements are appropriate.

For more information, refer to note 4 ‘Significant events – Samarco dam failure’ in section 5.

Closure and rehabilitation provisions

Determining the closure and rehabilitation provision is a complex area requiring significant judgement and estimates, particularly given the timing and quantum of future costs, the unique nature of each site and the long timescales involved.

The Committee considered the various changes in estimates for closure and rehabilitation provisions recognised during the year, including a reduction to the discount rates applied.

Specific consideration was given to the results of the most recently completed survey data and characterisation activity, changes to current cost estimates and the appropriate inclusion of contingency in cost estimates to allow for both known and residual risks. The Committee concluded that the assumptions and inputs for closure and rehabilitation cost estimates were reasonable and the related provisions recorded were appropriate.

For more information, refer to note 14 ‘Closure and rehabilitation provisions’ in section 5.

Impact of new accounting standards

The Group adopted IFRS 16/AASB 16 ‘Leases’ with effect from 1 July 2019. The Committee reviewed management’s analysis of the accounting outcomes and disclosure requirements for the Group, including the treatment of leases within the Group’s net debt definitions.

In addition, the Committee:

•	considered and approved the early adoption, for FY2020, of amendments to accounting standards relating to interest rate benchmark reforms

•

noted that the Group is in the process of evaluating the implications of the IFRS Interpretations Committee agenda decision ‘Income Taxes – Multiple tax consequences of recovering an asset’ and approved that any changes to the Group’s accounting policy for income tax will be implemented from 1 July 2020 on a retrospective basis

For more information, refer to note 38 ‘New and amended accounting standards and interpretations’ in section 5.

Impact of COVID-19

The Committee considered the impacts of the global COVID-19 pandemic on the Group’s FY2020 financial reporting, including:

•	the recognition and disclosure of costs incurred by the Group that are directly attributable to COVID-19

•	the impact on key judgements and estimates, particularly those relating to impairment indicator assessments

The Committee concluded that the management’s judgements and the disclosure of the COVID-19 directly attributable costs were appropriate.

External Auditor

The RAC manages the relationship with the External Auditor on behalf of the Board. It considers the reappointment of the External Auditor each year, as well as remuneration and other terms of engagement and makes a recommendation to the Board.

The lead audit engagement partners for EY in Australia and the United Kingdom (together, ‘EY’) were appointed for commencement from 1 July 2019.

Audit tender and transition

BHP confirms during FY2020 it was in compliance with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014.

Consistent with the UK and EU requirements in regard to audit firm tender and rotation, the Committee conducted an audit tender process during FY2017 to appoint a new external auditor.

In August 2017, consistent with the Committee’s recommendation, the Board announced it had selected EY to be the Group’s auditor from the financial year beginning 1 July 2019, subject to shareholder approval, which was received at the AGMs in 2019. During FY2019, the RAC received updates from EY on the audit transition and preparation for commencement of its audit, including EY’s process in meeting all relevant independence criteria, audit plan for commencement from 1 July 2019 and reports on any non-audit services.

KPMG was the auditor during FY2019 and FY2018, and EY was the auditor during FY2020.

Evaluation of External Auditor and external audit process

The RAC evaluates the objectivity and independence of the External Auditor and the quality and effectiveness of the external audit arrangements. As part of this evaluation, the RAC considers specified criteria, including delivering value to shareholders and BHP, and also assesses the adequacy of the external audit process with emphasis on quality, effectiveness and performance. It does so through a range of means, including:

•	the Committee considers the External Audit Plan, in particular to gain assurance that it is tailored to reflect changes in circumstances from the prior year

•	throughout the year, the Committee meets with the audit partners, particularly the lead Australian and UK audit engagement partners, without management present

•

following the completion of the audit, the Committee considers the quality of the External Auditor’s performance drawing on survey results. The survey is based on a two-way feedback model where the BHP and EY teams assess each other against a range of criteria. The criteria against which the BHP team evaluates EY’s performance include ethics and integrity, insight, service quality, communication, reporting and responsiveness

•	reviewing the terms of engagement of the External Auditor

•	discussing with the audit engagement partners the skills and experience of the broader audit team

•	reviewing audit quality inspection reports on EY published by the UK Financial Reporting Council in considering the effectiveness of the audit

In addition, the RAC reviews the integrity, independence and objectivity of the External Auditor and assesses whether there is any element of the relationship that impairs or appears to impair the External Auditor’s judgement or independence. The External Auditor also certifies its independence to the RAC.

Non-audit services

Although the External Auditor does provide some non-audit services, the objectivity and independence of the External Auditor are safeguarded through restrictions on the provision of these services with some services prohibited from being undertaken, including services where the External Auditor:

•	may be required to audit its own work

•	participates in activities that would normally be undertaken by management

•	is remunerated through a ‘success fee’ structure

•	acts in an advocacy role for BHP

The RAC has adopted a policy entitled ‘Provision of Audit and Other Services by the External Auditor’ covering the RAC’s pre-approval policies and procedures to maintain the independence of the External Auditor. This policy was reviewed and updated in FY2020, including to reflect only those services permitted to be provided by the External Auditor in the revised Ethical Standard published by the UK Financial Reporting Council.

Our policy on Provision of Audit and Other Services by the External Auditor is available at bhp.com/governance.

In addition to audit services, the External Auditor is permitted to provide other (non-audit) services that are not and are not perceived to be in conflict with their role. In accordance with the requirements of the Exchange Act and guidance contained in Public Company Accounting Oversight Board (PCAOB) Release 2004-001, certain specific activities are listed in our policy that have been ‘pre-approved’ by the RAC.

The categories of ‘pre-approved’ services are:

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

•

Audit-related and other assurance services – work that is outside the scope of the statutory audit but is consistent with the role of the external statutory auditor, is of an assurance or compliance nature, is work the External Auditor must or is best placed to undertake and is permissible under the relevant applicable standard.

Activities outside the scope of the categories above are not ‘pre-approved’ and must be approved by the RAC prior to engagement, regardless of the dollar value involved. In addition, any engagement for other services with a value over US$100,000, even if listed as a ‘pre-approved’ service, requires the approval of the RAC. All engagements for other services whether ‘pre-approved’ or not and regardless of the dollar value involved are reported quarterly to the RAC.

While not prohibited by BHP’s policy, any proposed non-audit engagement of the External Auditor relating to internal control (such as a review of internal controls) requires specific prior approval from the RAC. With the exception of the external audit of BHP’s Financial Statements, any engagement identified that contains an internal control-related element is not considered to be pre-approved. In addition, while the categories of ‘pre-approved’ services include a list of certain pre-approved services, the use of the External Auditor to perform these services will always be subject to our overriding governance practices as articulated in the policy.

In addition, the RAC did not approve any services during the year ended 30 June 2020 pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X (provision of services other than audit).

Fees paid to BHP’s External Auditor during FY2020 for audit and other services were US$16.7 million, of which 75 per cent comprised audit fees (including the US Sarbanes-Oxley Act of 2002 as amended (SOX)), 11 per cent for audit-related fees, 2 per cent was for tax fees and 12 per cent for all other fees. Details of the fees paid are set out in note 35 ‘Auditor’s remuneration’ in section 5.

Based on the review by the RAC, the Board is satisfied that the External Auditor is independent.

Business Risk and Audit Committees

Business Risk and Audit Committees (Business RACs), covering each asset group, assist management in providing the information to enable the RAC to fulfil its responsibilities. They are management committees and perform an important monitoring function in the governance of BHP. Meetings take place annually as part of our financial governance framework.

As management committees, the appropriate member of the ELT participates, but the committee is chaired by a member of the RAC. Each committee also includes the Group Financial Controller, the Chief Risk Officer and the Group Assurance Officer.

Significant operational and risk matters raised at Business RAC meetings are reported to the RAC by management.

Risk function

The Risk function’s role is to create and maintain the Group’s Risk Framework, and to support, verify, oversee and provide insight on the effective application of the Risk Framework for all risks, including strategic, operational and emerging risks.

The RAC assists the Board with the oversight of risk management, although the Board retains accountability for BHP’s risk profile. In addition, the Board requires the CEO to implement a system of control for identifying and managing risk. The Directors, through the RAC, review the systems that have been established, regularly review the effectiveness of those systems and monitor that necessary actions have been taken to remedy any significant failings or weaknesses identified from that review. The RAC regularly reports to the Board to enable the Board to review our Risk Framework at least annually to confirm that the Risk Framework continues to be sound and that BHP is operating with regard to the risk appetite set by the Board. A review was undertaken during FY2020, resulting in refinements to BHP’s Risk Framework. For more information, refer to section 1.5.4.

Internal Audit

The Internal Audit function is carried out by Internal Audit and Advisory (IAA). IAA provides assurance on whether risk management, internal control and governance processes are adequate and functioning. The Internal Audit function is independent of the External Auditor. The RAC evaluates and, if thought fit, approves the terms of reference of IAA, the staffing levels and its scope of work to ensure it is appropriate in light of the key risks we face. It also reviews and approves the annual internal audit plan and monitors and reviews the effectiveness of the internal audit activities.

The RAC approves the appointment and dismissal of the Group Assurance Officer and assesses their performance, independence and objectivity. The position was held throughout the period by Rama Devarajan who reported directly to the RAC. During the period, functional oversight of IAA was provided by the Chief External Affairs Officer.

Effectiveness of systems of internal control and risk management (RAC and Board)

In delegating authority to the CEO, the Board has established CEO limits, outlined in the Board Governance Document. Limits on the CEO’s authority require the CEO to ensure there is a system of control in place for identifying and managing risk in BHP. Through the RAC, the Directors regularly review these systems for their effectiveness. These reviews include assessing whether processes continue to meet evolving external governance requirements.

The RAC oversees and reviews the internal controls and risk management systems. Any material breaches of Our Code, including breaches of our anti-bribery and corruption requirements, as well as any material incidents reported under our ‘speaking up with confidence’ requirements are reported quarterly to the RAC by the Chief Compliance Officer. These reports are then communicated to the Board through the report-out process. In undertaking this role, the RAC reviews:

•

procedures for identifying, assessing and managing material risks and controlling their impact on the Group, and other stakeholders where relevant, and the operational effectiveness of these procedures

•	processes and systems for managing budgeting, forecasting and financial reporting

•	the Group’s strategy and standards for insurance

•	the Group’s standards and procedures for reporting reserves and resources

•	the Group’s standards and procedures for closure and rehabilitation provision

•	standards and practices for detecting, reporting and preventing fraud, serious breaches of business conduct and whistle-blowing procedures supporting reporting to the Committee

•	procedures for ensuring compliance with relevant regulatory and legal requirements

•	arrangements for the protection of the Group’s information and data systems and other non-physical assets

•	operational effectiveness of the Business RAC structures

•	overseeing the adequacy of the internal controls and allocation of responsibilities for monitoring internal financial controls

Section 1.5.4 includes a description of the Group’s principal risks that could result in events or circumstances that might threaten BHP’s business model, future performance, solvency or liquidity and reputation and also provides an explanation of how those risks are managed.

During FY2020, management presented an assessment of the material risks facing BHP and the level of effectiveness of risk management over the material business risks. The reviews were overseen by the RAC, with findings and recommendations reported to the Board. In addition to considering key risks facing BHP, the Board assessed the effectiveness of internal controls over key risks identified through the work of the Board Committees.

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

Under the supervision and with the participation of our management, including our CEO and CFO, the effectiveness of BHP’s internal control over financial reporting has been evaluated based on the framework and criteria established in Internal Controls – Integrated Framework (2013), issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management has concluded that internal control over financial reporting was effective as at 30 June 2020. There were no material weaknesses in BHP’s internal controls over financial reporting identified by management as at 30 June 2020.

BHP has engaged our independent registered public accounting firm, EY, to issue an audit report on our internal control over financial reporting for inclusion in the Financial Statements section of the Annual Report and the Annual Report on Form 20-F as filed with the SEC.

There have been no changes in our internal control over financial reporting during FY2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. This includes COVID-19, which only had a minor impact on internal controls over financial reporting in relation to both the number and nature of controls that were impacted.

During FY2020, the RAC reviewed our compliance with the obligations imposed by SOX, including evaluating and documenting internal controls as required by section 404 of SOX.

Management’s assessment of disclosure controls and procedures

Management, with the participation of our CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at 30 June 2020. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed by BHP, including in the reports it files or submits under the Exchange Act, is recorded, processed, summarised and reported on a timely basis and this information is accumulated and communicated to BHP’s management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Based on the evaluation, management (including the CEO and CFO) has concluded that as at 30 June 2020, our disclosure controls and procedures are effective in providing that reasonable assurance.

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

The terms of reference for the RAC are available at bhp.com/governance.

2.11     Sustainability Committee Report

Role and focus

The Sustainability Committee assists the Board in overseeing the Group’s health, safety, environmental and community (HSEC) performance and governance responsibilities, and the adequacy of the Group’s HSEC framework.

The Group’s HSEC framework consists of:

•

the CEO limits outlined in the Board Governance Document. The Board Governance Document establishes the remit of the Board and delegates authority to the CEO, including in respect of the HSEC Management System, subject to CEO limits

•	the Sustainability Committee, which is responsible for assisting the Board in overseeing the adequacy of the Group’s HSEC Framework and HSEC Management System (among other things)

•

the HSEC Management System, established by management in accordance with the CEO’s delegated authority. The HSEC Management System provides the processes, resources, structures and performance standards for the identification, management and reporting of HSEC risks and the investigation of any HSEC incidents

•	a robust and independent internal audit process overseen by the RAC, in accordance with its terms of reference

•	independent advice on HSEC matters, which may be requested by the Board and its Committees where deemed necessary in order to meet their respective obligations

Our approach to sustainability is reflected in Our Charter, which defines our values, purpose and how we measure success, and in our sustainability performance targets, which define our public commitments to HSEC. HSEC considerations are also taken into account in employee and executive remuneration. For more information, refer to Sustainability in section 1.7 and section 3.

The Committee oversees the preparation and presentation of sustainability disclosures by management. This year, BHP has included material sustainability content in this Annual Report. The Sustainability Committee reviewed and recommended to the Board the approval of these disclosures in section 1.6 and 1.7 and the sustainability performance data in section 6.6, along with the Modern Slavery Statement FY2020. These disclosures identify our targets for HSEC matters and our performance against those targets. Our targets rely on fact-based measurement and quality data, and reflect a desire to move BHP to a position of industry leadership.

Our sustainability reporting, including additional case studies and a databook of key ESG and sustainability data is available at bhp.com.

For information on our material exposure to economic, environmental and social sustainability risks and how we manage or intend to manage those risks, refer to section 1.5.4.

Activities of the Sustainability Committee

The Sustainability Committee met five times during FY2020 and continued to assist the Board in its oversight of HSEC issues and performance. The Committee considered the Group’s approach to climate change throughout the year. More information on our approach to climate change, is set out in section 1.7.8. For more information on our approach to tailings storage facilities, refer to section 1.7.10. The Committee also continues to monitor our water stewardship work and for more information on our water stewardship performance, see section 6.6.

Members of the Sustainability Committee also visited several sites during FY2020. During these site visits, Committee members received briefings on HSEC matters and the management of material HSEC risks, and met with key personnel. These visits offer access to a diverse cross-section of the workforce from frontline through to the leadership team, including, where possible, risk and control owners. During FY2020, several site visits were cancelled due to COVID-19 restrictions.

Sustainability Committee members during the year

Name	Independent	Status	Attendance
John Mogford (Chair from 7 November 2019)	Yes	Member for whole period	5/5
Malcolm Broomhead (Chair until 6 November 2019)	Yes	Member for whole period	5/5
Ian Cockerill	Yes	Member for whole period	5/5
Gary Goldberg	Yes	Member from 1 February 2020	3/3

Committee activities in FY2020

Assurance and adequacy of HSEC framework and HSEC management system

•	Key HSEC risks, including tailings storage facility failure, climate change-related risks, and fatalities

•	Audit planning and reporting on HSEC risks and processes

•	Contractor management

•	Event management solution demonstration

•	Review of the HSE function and Group HSE Officer

Compliance and reporting

•	Compliance with HSEC legal and regulatory requirements

•	Updates on key legal and regulatory changes

•	Consideration of threshold for reporting HSEC matters to the Committee

•	Sustainability reporting, including consideration of processes for preparation and assurance provided by EY

•	Social value and ESG metrics

Performance

•	Performance of BHP on HSEC matters

•	Considering proposed HSEC key performance indicators (KPIs) for Key Management Personnel scorecard and considering performance against these KPIs

•	Monitoring against the FY2018–FY2022 HSEC performance targets

•	Update on Samarco remediation and the Fundação Renova

•	BHP tailings dam review and actions

•	Saraji mine fatality investigation

•	Performance and key issues on sustainable development and community relations, including community issues update

•	Social value update, including investor feedback

•	Scope 3 emissions goals

•	Medium-term operational (Scope 1 and 2) greenhouse gas emissions target

•	Link between climate change performance and executive remuneration

Other governance matters

•	Induction, training and development of Committee members

•	Site visits and site visit reports

•	Modern Slavery Statement FY2020

Sustainable development governance

Our approach to HSEC and sustainable development governance is characterised by:

•	the Sustainability Committee assisting the Board to oversee material HSEC matters and risks across BHP, including seeking continuous improvement and policy advocacy as applicable

•	management having primary responsibility for the design and implementation of an effective HSEC management system

•	management having accountability for HSEC performance

•	the HSE function and Community sub-function providing advice and guidance directly to the Sustainability Committee and the Board

•	the Board, Sustainability Committee and management seeking input and insight from external experts, such as the BHP Forum on Corporate Responsibility

•	clear links between executive remuneration and HSEC performance

For information on the key areas of focus for the Committee, management and the HSE function and Community sub-function, refer to section 1.7.

Social investment

We continued to monitor our progress on our social investment and met our target for investments in community programs. For more information, refer to section 1.7.9.

The terms of reference for the Sustainability Committee are available at bhp.com/governance.

2.12     Remuneration Committee Report

Role and focus

The Remuneration Committee assists the Board in overseeing:

•	the remuneration policy and its specific application to the CEO and other ELT members and its general application to all employees

•	the adoption of annual and long-term incentive plans

•	the determination of levels of reward for the CEO and approval of reward for other members of the ELT

•	the annual evaluation of the performance of the CEO, by giving guidance to the Chair

•	leaving entitlements

•	the preparation of the Remuneration Report for inclusion in the Annual Report

•	compliance with applicable legal and regulatory requirements associated with remuneration matters

•	the review, at least annually, of remuneration by gender

The Sustainability Committee and the RAC assist the Remuneration Committee in determining appropriate HSEC and financial metrics, respectively, to be included in senior executive scorecards and in assessing performance against those measures.

The Remuneration Committee met six times during FY2020 and also considered some matters out of session. Susan Kilsby was appointed Chair of the Remuneration Committee with effect from 7 November 2019. She served on the Committee from her appointment to the Board in April 2019, which provided an appropriate transition to become Chair. She also has relevant skills and experience, including her current appointment as the Chair of the remuneration committee of Diageo plc and as a member of the compensation committee of Fortune Brands Home & Security Inc. She therefore satisfies the requirement for the incoming Chair to have served on a remuneration committee for at least 12 months.

Some of the items the Committee discussed are described below. For more information on the Committee’s work, refer to the Remuneration Report in section 3.

The terms of reference of the Remuneration Committee were updated following the release of the new versions of the UK Code and the ASX Fourth Edition. In addition, areas in need of clarification were identified during the recent ASIC Corporate Governance Taskforce’s review (e.g. how information flows to the Board).

Remuneration Committee members during the year

Name	Independent	Status	Attendance
Susan Kilsby (Chair from 7 November 2019)	Yes	Member for whole period	6/6
Anita Frew	Yes	Member for whole period	6/6
Gary Goldberg	Yes	Member from 1 February 2020	3/3
Carolyn Hewson (Chair and member until 7 November 2019)	Yes	Member until 7 November 2019	3/3
Dion Weisler	Yes	Member from 1 June 2020	1/1
Shriti Vadera	Yes	Member for whole period	6/6

Committee activities in FY2020

Remuneration of the ELT and the Board

•	Remuneration policy review

•	Remuneration of CEO and other ELT members and Group Company Secretary

•	Remuneration arrangements for new ELT members

•	Retirement arrangements for former CEO

•	Consideration of COVID-19 impacts

•	KPIs, performance levels, award outcomes

•	FY2021 HSEC scorecard – climate enhanced

•	Long-Term Incentive Plan sector peer group review

•	Chair fees

Other remuneration matters

•	Workforce remuneration and engagement

•	Shareplus enrolment update

•	Remuneration by gender

•	Shareholder engagement

•	Corporate Governance Code provisions

Other

•	Induction, training and development program

•	Board committee procedures, including closed sessions

•	Update of the Committee Terms of Reference

Remuneration

Details of our remuneration policies and practices, and the remuneration paid to the Directors (Executive and Non-executive) and other members of the Key Management Personnel, are set out in the Remuneration Report in section 3.

The terms of reference for the Remuneration Committee are available at bhp.com/governance.

2.13     Risk management governance structure

Identifying and managing risk are central to achieving our purpose. For information on our approach to risk and risk governance, including the role of the BHP Board and its Committees, refer to section 1.5.4.

2.14     Management

Below the level of the Board, key management decisions are made by the CEO, the ELT, management committees and members of management who have delegated authority.

Management committees consider BHP’s risks and controls. Strategic risks (both threats and opportunities) arising from changes in our business environment are regularly reviewed by the ELT and discussed by the Board.

Performance evaluation for executives

The performance of executives and other senior employees is reviewed on an annual basis. For the members of the ELT, this review includes their contribution, engagement and interaction at Board level. The annual performance review process considers the performance of executives against criteria designed to capture ‘what’ is achieved and ‘how’ it is achieved. All performance assessments of executives include how effective they have been in undertaking their role; what they have achieved against their specified key performance indicators; how they match up to the behaviours prescribed in our leadership model; and how those behaviours align with Our Charter values.

A performance evaluation as outlined was conducted for all members of the ELT during FY2020. For the CEO, the performance evaluation was led by the Chair of the Board on behalf of all the Non-executive Directors, and was discussed with the Remuneration Committee.

2.15     Our conduct

Our Charter and Our Code of Conduct

Our Code is based on Our Charter values. Our Code sets out standards of behaviour for our people when using BHP resources, in their dealings with governments and communities, third parties and each other. Our Code describes the behaviours expected to support a safe, respectful and legally compliant working environment and includes our policies on speaking up, anti-bribery and corruption.

Our Charter and Our Code are accessible to all our people and external stakeholders at bhp.com.

BHP’s EthicsPoint

We have mechanisms in place for anyone to raise a report if they feel Our Code has been breached.

Employees and contractors can raise their concerns through a number of channels, including through line leaders. Anyone, including external stakeholders and the public, can lodge a concern, in the form of a report, either online in EthicsPoint, or via the 24-hour, multilingual call service. Reporters of misconduct can choose to raise their concern anonymously.

Reports received are assigned by the Ethics Team to an investigator, line leader or team for investigation or resolution as appropriate, in accordance with internal policy and process documents. Both the reporting and investigations processes are transparent and summary information is accessible to all BHP employees via BHP’s intranet.

Reports raised via EthicsPoint provide valuable insight into culture and organisational learning. All significant Code of Conduct matters, and key trends from investigations, are reported to the RAC. These are then reported to the Board as part of its report-out as set out in section 2.5. The most serious breaches of Our Code are also reported to the Integrity Working Group, which is accountable for oversight of the operational effectiveness of the Investigations Framework, including oversight of investigations completed by the Central Investigations team. The Integrity Working Group is chaired by the Chief Compliance Officer and comprises of a number of Senior Leaders across BHP.

2.16     Market disclosure

We have disclosure controls in place for periodic disclosures, including the Operational Review, our results announcements, debt investor documents (such as the prospectus for the Euro or Australian Medium Term Notes) and Annual Report documents, which must comply with relevant regulatory requirements. Additional details about these verification processes can be found in the Periodic Disclosure – Disclosure Controls document at bhp.com. To safeguard the effective dissemination of information, we have developed mandatory minimum performance requirements for market disclosure, which outline how we identify and distribute information to shareholders and market participants and sets out the role of the Disclosure Committee in managing compliance with market disclosure obligations. Further, where an announcement is determined to be material by the Disclosure Committee, the Board receives a copy promptly after it has been made. Where BHP gives a new and substantive investor or analyst presentation, it releases a copy of the presentation materials on the ASX Market Announcements Platform ahead of the presentation.

As a result of COVID-19, we introduced extra monitoring and disclosure controls. These included: increasing the regularity and breadth of information gathered from management (including Finance, Supply, Marketing, Legal, and Operational teams); more regular updates to the Disclosure Committee; and more regular discussions with UBS (our corporate broker in the UK), as well as our Investor Relations team. This enabled BHP to assess the materiality of developments and stay across market expectations, dynamics and emerging best practice.

A copy of the market disclosure and communications document is available at bhp.com/governance.

Copies of announcements to the stock exchanges on which BHP is listed, investor briefings, Financial Statements, the Annual Report and other relevant information can be found at bhp.com. To receive email alerts of news releases, subscribe at bhp.com.

2.17     Conformance with corporate governance standards

Our compliance with the governance standards in our home jurisdictions of Australia and the United Kingdom, and with the governance requirements that apply to us as a result of our New York Stock Exchange (NYSE) listing and our registration with the Securities Exchange Commission (SEC) in the United States, is summarised in this Corporate Governance Statement, the Remuneration Report, the Directors’ Report and the Financial Statements.

The UK Code (available at: frc.org.uk) and the ASX Principles and Recommendations (available at www.asx.com/au) require the Board to consider the application of the relevant corporate governance principles, while recognising that departures from those principles are appropriate in some circumstances. The Board considers that during FY2020 it applied the Principles and complied with the provisions set out in the 2018 edition of the UK Code, and complied with the ASX Third Edition, with no exceptions.

Our Appendix 4G, which summarises our compliance with the ASX Third Edition is available at bhp.com/governance.

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

Under NYSE rules, foreign private issuers such as BHP are required to disclose any significant ways our corporate governance practices differ from those followed by US companies under the NYSE corporate governance standards. After a comparison of our corporate governance practices with the requirements of Section 303A of the NYSE-Listed Company Manual followed by US companies, a significant difference was identified:

•

Rule 10A-3 of the Exchange Act requires NYSE-listed companies to ensure their audit committees are directly responsible for the appointment, compensation, retention and oversight of the work of the External Auditor unless the company’s governing law or documents or other home country legal requirements require or permit shareholders to ultimately vote on or approve these matters. While the RAC is directly responsible for remuneration and oversight of the External Auditor, the ultimate responsibility for appointment and retention of the External Auditor rests with our shareholders, in accordance with UK law and our constitutional documents. The RAC does, however, make recommendations to the Board on these matters, which are reported to shareholders.

Compliance with the UK Code This table describes how BHP has applied the Principles of the UK Code

Board leadership and our purpose

•   Long-term sustainable success – we believe we put the long-term sustainable success of BHP at the centre of what we do (section 1.4.2 and 1.4.3).

•   Purpose, values, strategy and culture – we renewed our purpose in FY2019 to better capture the aspirations of all our stakeholders (sections 1.4.1, 1.4.2, 1.4.3, 1.6 and 1.7).

•   Performance measurement and control framework (sections 1.4 and 6.6).

•   Responsibilities to shareholders and stakeholders (sections 1.4.2, 1.4.3, 1.6.1 and 2.6).

•   Workforce policies and practices (sections 1.4.2, 1.4.3, 1.6.1, 1.6.2 and 2.6).

Composition, succession and evaluation

•   Appointments – we have a rigorous process in place for Board appointments, and to consider succession having regard to diversity of gender, social and ethnic backgrounds and personal strengths (section 2.9).

•   Skills matrix – we have an appropriate mix of skills, experience and knowledge on the Board and in 2018 revised our skills matrix (section 2.7). Section 2.9 provides information on tenure and Board renewal.

•   Director review – the contribution of each Director to the work of the Board and its Committees, the expectations of Directors as specified in BHP’s governance framework and the performance of Directors. The review confirmed that each Director continues to contribute effectively (section 2.8).

Division of responsibilities

•   Chair of the Board – the Chair leads the Board and is responsible for its effectiveness and the effective contribution from all Non-executive Directors (section 2.3).

•   Board composition – the Board operates effectively with the appropriate balance of executives and Non-executives and believes the roles of the Chair and the CEO should be separated (section 2.3).

•   Non-executive Directors have sufficient time to meet their responsibilities – when we appoint new Directors we ensure they have sufficient time to undertake their responsibilities and are able to offer challenge, strategic guidance and specialist advice (section 2.2.1).

•   Time and resources – the Board ensures it has the necessary time, resources, policies and processes in place as part of its evaluation process (section 2.8).

Audit Risk and Internal Control

•   Internal and external audit independence – we understand the importance of ensuring these lines of defence remain independent (section 2.10).

•   Fair balanced and understandable – the Board presents a fair balanced and understandable assessment of BHP’s position and prospects (section 2.10).

•   Management and oversight of risk – our risk and control environment is monitored and overseen by the Risk and Audit Committee. The Board, Risk and Audit Committee, and Sustainability Committee considered emerging and principal risk during the year (sections 1.5.4, 2.5, 2.10 and 2.11).

Remuneration

•   Policies and practices – remuneration is designed to support our strategy and long-term sustainable success (section 3).

•   Formal and transparent procedure – we have formal and transparent procedures in place, and routinely engage with investors for their feedback (section 2.6.1).

•   Use of discretion – we have used discretion to adjust the formulaic remuneration outcomes (section 3).

2.18     Additional UK disclosure

The information specified in the UK FCA Disclosure and Transparency Rules, DTR 7.2.6, is located elsewhere in this Annual Report. The Directors’ Report in section 4 provides cross-references to where the information is located.

This Corporate Governance Statement was current and approved by the Board on 3 September 2020 and signed on its behalf by:

Ken MacKenzie

Chair

3 September 2020

Section 3

Remuneration Report

In this section

This Remuneration Report describes the remuneration policies, practices, outcomes and governance for the KMP of BHP.

BHP’s DLC structure means that we are subject to remuneration disclosure requirements in the United Kingdom and Australia. This results in some complexity in our disclosures, as there are some key differences in the requirements and the information that must be disclosed. For example, UK requirements give shareholders the right to a binding vote on the remuneration policy every three years and as a result, the remuneration policy needs to be described in a separate section in the Remuneration Report. Our remuneration policy is set out in section 3.2. In Australia, BHP is required to make certain disclosures for KMP as defined by the Australian Corporations Act 2001, Australian Accounting Standards and IFRS.

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

After due consideration, the Committee has determined the KMP for FY2020 comprised the following roles: all Non-executive Directors, the CEO, the Chief Financial Officer, the President Minerals Australia, the President Minerals Americas, and the President Petroleum.

The following individuals have held their positions and were KMP for the whole of FY2020, unless stated otherwise:

•	Mike Henry, CEO and Executive Director (from 1 January 2020) and President Minerals Australia (to 31 December 2019)

•	Andrew Mackenzie, CEO and Executive Director (to 31 December 2019)

•	Peter Beaven, Chief Financial Officer

•	Daniel Malchuk, President Minerals Americas

•	Geraldine Slattery, President Petroleum

•	Non-executive Directors - see section 3.3.14 for details of the Non-executive Directors, including dates of appointment or cessation (where relevant)

Abbreviation	Item
AGM	Annual General Meeting

CDP	Cash and Deferred Plan

CEO	Chief Executive Officer

DEP	Dividend Equivalent Payment

DLC	Dual Listed Company

ELT	Executive Leadership Team

GHG	Greenhouse Gas

GSTIP	Group Short-Term Incentive Plan

HPIF	High Potential Injury Frequency

HSEC	Health, Safety, Environment and Community

IFRS	International Financial Reporting Standards

KMP	Key Management Personnel

KPI	Key Performance Indicator

LTIP	Long-Term Incentive Plan

MAP	Management Award Plan

MSR	Minimum Shareholding Requirement

OIF	Occupational Illness Frequency

ROCE	Return on Capital Employed

STIP	Short-Term Incentive Plan

TRIF	Total Recordable Injury Frequency

TSR	Total Shareholder Return

3.1    Annual statement by the Remuneration Committee Chair

Dear Shareholders,

I am pleased to introduce BHP’s Remuneration Report for the financial year to 30 June 2020, which is my first since assuming the Remuneration Committee Chair role, and I am looking forward to engaging with shareholders as the Committee undertakes its work. During FY2020, the Committee has continued its focus on achieving remuneration outcomes that fairly reflect the performance of BHP, and which are aligned to the interests of shareholders and other key stakeholders.

FY2020 has been an unprecedented year, with the COVID-19 pandemic having widespread impacts on lives, society and the global economy. In the face of this, BHP employees have rallied in line with the Group’s purpose and values, working very effectively to keep the business running and performing strongly, and keeping each other safe.

I would like to thank my predecessor as Remuneration Committee Chair, Carolyn Hewson, for her leadership and for establishing a Committee with a strong foundation of policies, principles and practices upon which our decisions are able to be made. This is especially so in the unpredictable times in which we find ourselves. We have also made other changes to the Committee this year. New Directors Gary Goldberg and Dion Weisler have joined Anita Frew and Shriti Vadera on the Committee and I would like to thank all members for their contributions.

Remuneration policy

The Committee sought and received approval from shareholders at last year’s AGMs for a revised remuneration policy, with almost 94 per cent of votes in favour, and we believe the policy will serve stakeholders well. The key changes approved for the CEO were:

•	A change in the balance of incentive arrangements comprising:

•	a significantly reduced LTIP grant size of 200 per cent of base salary (on a face value basis), down from 400 per cent

•

a CDP with a longer term focus than the former STIP. The CDP outcome is delivered one-third as a cash award, with two-thirds delivered in equity, as two-year and five-year deferred share awards each of equivalent value to the cash award. This aligns participants’ incentive remuneration with performance over the short-, medium- and long-term

These two changes in combination did not materially alter the target value or vesting profile of incentive remuneration, but resulted in a 12 per cent reduction in the maximum possible remuneration for a year.

•

A significant reduction in the pension contribution rate to 10 per cent of base salary, down from 25 per cent (noting that the estimated workforce average is approximately 11.5 per cent of base salary). As a result of this change, fixed remuneration for the CEO role has been reduced by 12 per cent and overall target remuneration reduced by 4 per cent.

•	The introduction of a two-year post-retirement shareholding requirement.

While these changes took effect from 1 July 2019, existing short- and long-term equity awards made under prior policies remain on foot and will vest, subject to existing service and performance conditions, over coming years.

We were also pleased to again receive strong support for our overall Remuneration Report from shareholders at the 2019 AGMs, with approximately 96 per cent voting ‘for’ the report. This continues our strong shareholder support over the past five years, where on average almost 97 per cent have voted in favour.

The Committee strives to implement the remuneration policy in a considered way:

•

We test the CEO’s remuneration against CEO roles in other global companies of similar complexity, size, reach and industry. The remuneration also reflects the CEO’s responsibilities, location, skills, performance, qualifications and experience. This detailed benchmarking ensures BHP’s executive remuneration packages are competitive enough to attract and retain talented executives, without being excessive. External benchmarking shows the CEO’s target remuneration package is below the average for similar global companies and importantly, can only be realised as actual remuneration if performance targets are met.

•

The CEO’s remuneration is deliberately tied to the performance of the business, with the majority of remuneration delivered in BHP shares, not cash. The CEO also has a minimum shareholding requirement of five times pre-tax base salary, which continues for two years post-retirement. This aligns the CEO to the experience of BHP’s shareholders.

•

The exercise of reasonable downward discretion has been a feature of BHP’s approach over many years where the status quo or a formulaic outcome does not align with the overall shareholder experience, and this remains unchanged.

The Committee is focussed on having and applying a remuneration policy and approach that supports the Group’s strategy and enables us to attract, retain and motivate the executives critical to delivering the best outcomes for all of BHP’s stakeholders. In addition, the Committee is cognisant of the need to navigate the priorities of differing jurisdictions.

COVID-19

In early 2020, BHP began to experience the impacts of the COVID-19 pandemic. All BHP employees have come together as one team to deal with the issues faced and despite the challenges, BHP’s results have been strong. The CEO and other ELT members have provided strong and effective leadership through this period, and the Committee is proud of the way BHP’s employees have found new ways of working, collaborated to solve problems, supported each other and their communities, and aligned around a common goal.

Despite the challenges the COVID-19 pandemic has presented, in FY2020 BHP has not needed to furlough any employees without pay, has not sought any government assistance, and did not raise additional equity. In addition, BHP’s strong, safe operational performance through this year, together with solid profitability, enabled the Board to announce a robust final dividend payable to shareholders in September 2020. This follows a record interim dividend paid to shareholders in March 2020, and continues the delivery of strong and consistent returns to shareholders. The COVID-19 pandemic increased costs and reduced volumes during FY2020, which negatively impacted executive remuneration outcomes.

During the COVID-19 pandemic, BHP has been especially conscious of contributing to the communities in which we operate, by doing all it can to keep employees, their families and their communities safe and healthy. BHP took action to slow the spread of COVID-19 into the workforce by investing in more transportation capacity, restricting travel to the operations and protecting at-risk workers. BHP has also created hundreds of operational jobs across our Minerals Australia business, funded local health and social programs in the communities where BHP operates, and for the Company’s small, local and Indigenous suppliers, BHP reduced the time taken to pay their invoices to help address the financial stress they might otherwise face as a result of the pandemic.

Decisions and activities of the Committee

A key element of the Committee’s work during the year was the remuneration implications of CEO succession. Mike Henry was appointed CEO and Executive Director effective 1 January 2020. Mike’s fixed remuneration on appointment was set at US$1.870 million per annum, which included a base salary of US$1.700 million per annum plus a pension contribution of 10 per cent of base salary. This level of fixed pay was a reduction of 12 per cent from Andrew Mackenzie’s fixed pay of US$2.125 million per annum. Mike participates in the CDP and LTIP in accordance with the approved remuneration policy.

Andrew Mackenzie stepped down as CEO and a Director of the Group on 31 December 2019, and he retired from BHP on 31 March 2020. The terms of Andrew’s departure announced on 23 December 2019 reflected the Group’s remuneration policy and the rules of our incentive arrangements and leaving entitlements as approved by shareholders. Further information in respect of this is provided in sections 3.3.13 and 3.3.24.

Other key decisions and activities of the Committee during FY2020 included:

•	Completing the 2019 review of the remuneration policy and seeking and gaining the approval of shareholders at the 2019 AGMs

•	Considering remuneration for other members of the ELT and the Group Company Secretary

•	Aligning the determination of CDP equity award sizes to a 12-month pricing approach, also used for LTIP awards, to minimise potential volatility over time

•	Setting and reviewing outcomes against performance measures and conditions of relevant incentive plans

•	Redesigning, with the support of the Sustainability Committee, the HSEC component of the CDP scorecard to give greater weight and transparency to climate change

•	Reviewing the fee for the BHP Chair

•	Reviewing and adopting changes and improvements flowing from regulatory requirements and guidance, which in turn helps us improve our processes and approaches

•	Engaging with shareholders and other key stakeholders

•	Undertaking regular reviews of workforce engagement, workforce remuneration and related policies, remuneration by gender and the annual Shareplus enrolment update

CEOs’ remuneration

The scorecard against which the CEO’s annual performance is assessed comprises stretching performance measures, including HSEC, financial and individual performance elements. For FY2020, the Remuneration Committee has assessed Mike Henry’s and Andrew Mackenzie’s performance and determined CDP outcomes of 96 per cent for each of them, against the target of 100 per cent (and the maximum of 150 per cent), with the outcomes prorated to reflect their periods as CEO.

These outcomes took into account BHP’s strong HSEC performance during the year, with no fatalities recorded, and improvements in all key health and safety indicators, while environment and community outcomes were broadly in line with expectations. Financial and operating performance was strong, yet fell slightly short of the stretching targets set at the commencement of the year.

While the COVID-19 pandemic impacted BHP, society and the global economy, the Group maintained continuity of operations while keeping employees healthy and safe. Despite this, there were significant costs and other impacts of COVID-19 to BHP’s financial results for FY2020. The direct costs have been recorded as an exceptional item in the financial statements. Nevertheless, the Committee concluded that, while these COVID-19 related costs were outside the control of management, they, together with the volume impacts of COVID-19, should flow through to the financial measures for CDP scorecard purposes, thereby reducing the remuneration outcome for executives from what they would have otherwise been. The Committee considered this was appropriate in light of the global impacts of the COVID-19 pandemic.

The Committee also considered each of the CEOs’ performance against their individual objectives. For Mike, this included assuming the CEO role, redefining and restructuring the ELT, enhancing the performance improvement focus, strategy review, portfolio value and options analysis, accelerating gender balance aspirations, and the work of the Tailings Dams Taskforce. For Andrew, this included enhancing the value of the portfolio, maximising performance options, and maintaining a robust ELT succession slate. The Committee considered both Mike’s and Andrew’s performance against their individual objectives to be in line with target.

While the CEOs’ scorecard outcomes were determined at 96 per cent of target and the scorecard outcomes for other Executive KMP were on average marginally ahead of target, the short-term incentive pool applicable to the majority of BHP employees below the ELT level was above target. This was considered appropriate and due recognition, given the excellent performance across BHP’s whole workforce in the face of the COVID-19 pandemic, where, despite this, strong safety performance and operational continuity was achieved during FY2020.

The vesting outcome for the 2015 LTIP against the relative TSR performance conditions was 48 per cent, and this is the first vesting under the program since 2014. BHP outperformed the sector peer group significantly, but did not meet the performance threshold for vesting against the MSCI World index. This 48 per cent level of vesting is aligned with the long-term average vesting under the LTIP since its inception 16 years ago. Consistent with prior practice, the Board and Committee has conducted a holistic review of business performance over the prior five years since grant to ensure this level of vesting was appropriate.

Further details in respect of overall remuneration outcomes for the year for the CEOs, together with information on how the outcomes are aligned to performance during FY2020, are provided in section 3.3. As at the date of this report, Mike’s shareholding meets the minimum shareholding requirement of five times pre-tax base salary.

For FY2021, the Committee determined that Mike’s base salary remains unchanged at US$1.700 million per annum, as it was at the time of his appointment. In addition, the other components of his total target remuneration (pension contributions, benefits, CDP and LTIP) also remain unchanged. A summary of Mike’s arrangements for FY2021 is set out below.

FY2021 CEO remuneration

Fixed remuneration	CDP	LTIP
• Base salary US$1.700 million per annum. • No change to base salary. • Pension contribution 10 per cent of base salary.

•   Target cash award of 80 per cent of base salary (maximum 120 per cent).

•   Plus two awards of deferred shares each of equivalent value to the cash award, vesting in two and five years, respectively.

•   Three performance categories:

–   HSEC – 25 per cent

–   Financial – 50 per cent

–   Individual performance – 25 per cent

• The annual LTIP grant is based on a face value of 200 per cent of base salary. • Our LTIP awards have rigorous relative TSR performance hurdles measured over five yeans.

We have also addressed last year’s commitment to clarify and strengthen the link between executive remuneration and climate change for FY2021. The weighting on climate change is now 10 per cent of the 25 per cent HSEC weighting in the CDP scorecard, which compares to circa 4 per cent allocated to climate change in the prior STIP, and we have enhanced the disclosure of climate change-related performance targets. Further details are set out in section 3.3.9.

Mike is BHP’s only Executive Director, however, the Committee has also reviewed the base salaries and total target remuneration packages for other Executive KMP and determined that there would be no increases to base salaries as a consequence of that review, and that other aspects of their remuneration arrangements would remain unchanged.

Remuneration outcomes for the Chair and Non-executive Directors

Fees for the Chair and Non-executive Directors are reviewed annually and are benchmarked against peer companies. No changes to the Chair’s fee will be made for FY2021. This follows a review in 2017, where a decision was made to reduce the Chair’s annual fee by approximately 8 per cent from US$0.960 million to US$0.880 million with effect from 1 July 2017, which followed an earlier reduction, effective 1 July 2015, of approximately 13 per cent from US$1.100 million to US$0.960 million.

Base fee levels for Non-executive Directors will also remain unchanged, after they were also reduced effective 1 July 2015 by approximately 6 per cent, from US$0.170 million to US$0.160 million per annum. Prior to the above reductions in fee levels for the Chair and Non-executive Directors, their fees had remained unchanged since 2011.

Summary

With the COVID-19 pandemic this year, FY2020 has presented many challenges, not only for BHP, but also for many other companies, governments, employees, families and communities across the world. On behalf of the Remuneration Committee, I would like to recognise the hard work, dedication and sacrifices of all of our employees. They have aligned around a common cause, and through their steadfast commitment, they have remained safe and healthy, continued to support their communities, and enabled BHP to generate strong results for all stakeholders.

The Committee believes the remuneration outcomes for FY2020 reflect an appropriate alignment between pay and performance during the year and are also fair in terms of the global context in which decisions have been made. We are confident that shareholders will recognise this as a continuation of our long-held approach. We look forward to ongoing dialogue with, and the support of, BHP’s shareholders, and I very much look forward to meeting shareholders face-to-face when once again we are able to do so. As always, we welcome your feedback and comments on any aspect of this Report.

Susan Kilsby

Chair, Remuneration Committee

3 September 2020

3.2    Remuneration policy report

BHP has an overarching remuneration policy that guides the Remuneration Committee’s decisions. Under UK legislation, shareholders have the opportunity to vote on our remuneration policy every three years, with binding effect in regard to the Directors (including the CEO). Under Australian legislation, shareholders also have the opportunity to vote on our remuneration policy in conjunction with the broader Remuneration Report, each year at the AGMs as it applies to all KMP under a non-binding advisory vote. Our remuneration policy, which was approved by shareholders at the 2019 AGMs, has not changed and is repeated below.

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

8% increase per annum (annualised) or inflation if higher in Australia.
Pension contributions (2) Provides a market-competitive level of post-employment benefits provided to attract and retain a high-quality and experienced CEO.

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

A pension contribution rate of 10% of base salary applies.

Benefits

Provides personal insurances, relocation benefits and tax assistance where BHP’s structure gives rise to tax obligations across multiple jurisdictions, and a market-competitive level of benefits to attract and retain a high-quality and experienced CEO.

•  Benefits may be provided, as determined by the Committee, and currently include costs of private family health insurance, death and disability insurance, car parking and personal tax return preparation in the required countries where BHP has requested the CEO relocate internationally, or where BHP’s DLC structure requires personal tax returns in multiple jurisdictions.

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

CDP

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

•  Appropriate HSEC measures that are consistent with the Group’s long-term five-year public HSEC targets, and their weightings, are determined by the Remuneration Committee with the assistance of the Sustainability Committee.

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

Maximum award Face value of 200% of base salary. (6)

Remuneration component and link to strategy	Operation and performance framework	Maximum (1)
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

•   LTIP awards are subject to malus and clawback as described in section 3.2.2.

(1)

UK regulations require the disclosure of the maximum that may be paid in respect of each remuneration component. Where that is expressed as a maximum annual percentage increase that is annualised it should not be interpreted that it is BHP’s current intention to award an increase of that size in total in any one year, or in each year, and instead it is a maximum required to be disclosed under the regulations.

(2)

Pension contributions maximum column wording has been updated to reflect the leadership transition of Executive Director and CEO on 1 January 2020 and the current application of policy with respect to pension contribution rate for Mike Henry. The FY2019 remuneration report policy table wording reflected the application of Andrew Mackenzie’s contribution rate: ’For the existing CEO, the current pension contribution rate of 25 per cent of base salary will reduce as follows: 25 per cent of base salary to 30 June 2020; 20 per cent of base salary from 1 July 2020; 15 per cent of base salary from 1 July 2021; 10 per cent of base salary from 1 July 2022 onwards. For a new appointment, the pension contribution rate will be 10 per cent of base salary immediately.’

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

(6)

In order to ensure there is a fair transitional outcome for participants, the LTIP grant made in late CY2019 was based on 400 per cent face value basis in accordance with the remuneration policy approved by shareholders in 2017, with potential vesting five years later in mid-CY2024. The first five-year deferred shares that result from performance under the CDP for FY2020 will be granted in late CY2020 and will first vest five years later in mid-CY2025. The LTIP grant to be made in late CY2020 will be made on the reduced 200 per cent face value basis, with potential vesting five years later also in mid-CY2025.

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

3.2.2    Malus and clawback

The CDP, LTIP and STIP rule provisions allow the Committee to reduce or clawback awards in the following circumstances:

•	the participant acting fraudulently or dishonestly or being in material breach of their obligations to the Group

•	where BHP becomes aware of a material misstatement or omission in the Financial Statements of a Group company or the Group

•	any circumstances occur that the Committee determines in good faith to have resulted in an unfair benefit to the participant

These malus and clawback provisions apply whether or not awards are made in the form of cash or equity, whether or not the equity has vested, and whether or not employment is ongoing.

3.2.3    Potential remuneration outcomes

The Remuneration Committee recognises that market forces necessarily influence remuneration practices and it strongly believes the fundamental driver of remuneration outcomes should be business performance. It also believes that overall remuneration should be fair to the individual, such that remuneration levels accurately reflect the CEO’s responsibilities and contributions, and align with the expectations of our shareholders, while considering the positioning and relativities of pay and employment conditions across the wider BHP workforce.

The amount of remuneration actually received each year depends on the achievement of superior business and individual performance generating sustained shareholder value. Before deciding on the final incentive outcomes for the CEO, the Committee first considers the achievement against the pre-determined performance conditions. The Committee then applies its overarching discretion on the basis of what it considers to be a fair and commensurate remuneration level to decide if the outcome should be reduced. When the CEO was appointed in January 2020 the Board advised him that the Committee would exercise its discretion on the basis of what it considered to be a fair and commensurate remuneration level to decide if the outcome should be reduced.

In this way, the Committee believes it can set a remuneration level for the CEO that is sufficient to incentivise him and that is also fair to him and commensurate with shareholder expectations and prevailing market conditions.

The diagram below provides the scenario for the potential total remuneration of the CEO at different levels of performance.

Minimum: consists of fixed remuneration, which comprises base salary (US$1.700 million), pension contributions (10 per cent of base salary) and other benefits (notional 10 per cent of base salary).

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

Maximum: consists of fixed remuneration, maximum CDP (a cash award of 120 per cent of base salary plus two awards of deferred shares each of equivalent value to the cash award, vesting in two and five years respectively), and maximum LTIP (face value of 200 per cent of base salary). The potential impact of future share price movements is not included in the value of deferred CDP awards or LTIP awards. All other things being equal, if the share price at vesting of LTIP awards was 50 per cent higher than the share price at grant, then the total maximum value would be US$13.260 million.

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

3.2.4    Approach to recruitment and promotion remuneration

The remuneration policy as set out in section 3.2 of this Report will apply to the remuneration arrangements for a newly recruited or promoted CEO, or for another Executive Director should one be appointed. A market-competitive level of base salary will be provided. The pension contributions, benefits and variable pay will be in accordance with the remuneration policy table in section 3.2.1.

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

The CEO’s current contract has no fixed term. It can be terminated by BHP on 12 months’ notice. BHP can terminate the contract immediately by paying base salary plus pension contributions for the notice period. The CEO must give 12 months’ notice for voluntary resignation(1). The table below sets out the basis on which payments on loss of office may be made.

Leaving reason (2)(3)
	Voluntary resignation	Termination for cause	Death, serious injury, illness, disability or total and permanent disablement	Cessation of employment as agreed with the Board (4)
Base salary	• Paid as a lump sum for the notice period or progressively over the notice period.	• No payment will be made.	• Paid for a period of up to six months, after which time employment may cease.	• Paid as a lump sum for the notice period or progressively over the notice period.
Pension contributions	• Paid as a lump sum for the notice period or progressively over the notice period.	• No contributions will be provided.	• Paid for a period of up to six months, after which time employment may cease.	• Paid as a lump sum for the notice period or progressively over the notice period.
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

•  May pay repatriation expenses to the home location where a relocation was at the request of BHP.

•  Any unvested Shareplus matched shares held will vest in full.

Leaving reason (2)(3)
	Voluntary resignation	Termination for cause	Death, serious injury, illness, disability or total and permanent disablement	Cessation of employment as agreed with the Board (4)
CDP/STIP – cash and deferred shares Where the CEO leaves either during or after the end of the financial year, but before an award is provided.

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

•  Unvested two-year CDP/STIP deferred shares and a pro rata portion (based on the proportion of the vesting period served) of unvested five-year CDP deferred shares continue to be held on the existing terms for the deferral period before vesting (subject to Committee discretion to lapse some or all of the award).

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

•  Unvested and vested but unexercised awards remain subject to malus and clawback.

(1)	Notice period for voluntary resignation updated to reflect the terms of the new Executive Director and CEO employment contract effective on 1 January 2020.

(2)

If the Committee deems it necessary, BHP may enter into agreements with a CEO, which may include the settlement of liabilities in return for payment(s), including reimbursement of legal fees subject to appropriate conditions; or to enter into new arrangements with the departing CEO (for example, entering into consultancy arrangements).

(3)	In the event of a change in control event (for example, takeover, compromise or arrangement, winding up of the Group) as defined in the CDP, STIP and LTIP rules:

•	base salary, pension contributions and benefits will be paid until the date of the change of control event

•

in relation to the CDP and STIP: the Committee may determine that a cash payment be made in respect of performance during the current financial year and all unvested two-year deferred shares would vest in full and, in relation to the CDP, all unvested five-year deferred shares would vest prorata (based on the proportion of the vesting period served up to the date of the change of control event)

•

the Committee may determine that unvested LTIP awards will either (i) be prorated (based on the proportion of the performance period served up to the date of the change of control event) and vest to the extent the Committee determines appropriate (with reference to performance against the performance condition up to the date of the change of control event and expectations regarding future performance) or (ii) be lapsed if the Committee determines the holders will participate in an acceptable alternative employee equity plan as a term of the change of control event

(4)

Defined as occurring when a participant leaves BHP due to forced early retirement, retrenchment or redundancy, termination by mutual agreement or retirement with the agreement of the Group, or such other circumstances that do not constitute resignation or termination for cause.

Remuneration policy for Non-executive Directors

Our Non-executive Directors are paid in line with the UK Corporate Governance Code (2018 edition) and the Australian Securities Exchange Corporate Governance Council’s Principles and Recommendations (3rd Edition).

3.2.6    Components of remuneration

The following table shows the components of total remuneration, the link to strategy, the applicable operation and performance frameworks, and the maximum opportunity for each component

Remuneration component and link to strategy	Operation and performance framework	Maximum (1)

Fees

Competitive base fees are paid in order to attract and retain high-quality individuals, and to provide appropriate remuneration for the role undertaken.

Committee fees are provided to recognise the additional responsibilities, time and commitment required.

•  The Chair is paid a single fee for all responsibilities.

•  Non-executive Directors are paid a base fee and relevant committee membership fees.

•  Committee Chairs and the Senior Independent Director are paid an additional fee to reflect their extra responsibilities.

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

•  As a consequence of the DLC structure, Non-executive Directors are required to prepare personal tax returns in Australia and the UK, regardless of whether they reside in one or neither of those countries. They are accordingly reimbursed for the costs of personal tax return preparation in whichever of the UK and/or Australia is not their place of residence (including payment of the tax cost associated with the provision of the benefit).

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

(1)

UK regulations require the disclosure of the maximum that may be paid in respect of each remuneration component. Where that is expressed as a maximum annual percentage increase that is annualised it should not be interpreted that it is BHP’s current intention to award an increase of that size in total in any one year, or in each year, and instead it is a maximum required to be disclosed under the regulations.

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

Letters of appointment and policy on loss of office

The standard letter of appointment for Non-executive Directors is available at bhp.com. The Board has adopted a policy consistent with the UK Corporate Governance Code, under which all Non-executive Directors must seek re-election by shareholders annually if they wish to remain on the Board. As such, no Non-executive Directors seeking re-election have an unexpired term in their letter of appointment. A Non-executive Director may resign on reasonable notice. No payments are made to Non-executive Directors on loss of office.

3.2.7    How remuneration policy is set

The Remuneration Committee sets the remuneration policy for the CEO and other Executive KMP. The Committee is briefed on and considers prevailing market conditions, the competitive environment and the positioning and relativities of pay and employment conditions across the wider BHP workforce. The Committee takes into account the annual base salary increases for our employee population when determining any change in the CEO’s base salary. Salary increases in Australia, where the CEO is located, are particularly relevant as they reflect the local economic conditions.

The principles that underpin the remuneration policy for the CEO are the same as those that apply to other employees, although the CEO’s arrangements have a greater emphasis on and a higher proportion of remuneration in the form of performance-related variable pay. Similarly, the performance measures used to determine variable pay outcomes for the CEO and all other employees are linked to the delivery of our strategy and behaviours that are aligned to the values in Our Charter.

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

As part of the Board’s commitment to good governance, the Committee also considers shareholder views, together with those of the wider community, when setting the remuneration policy for the CEO and other Executive KMP. We are committed to engaging and communicating with shareholders regularly and, as our shareholders are spread across the globe, we are proactive with our engagement on remuneration and governance matters with institutional shareholders and investor representative organisations. Feedback from shareholders and investors is shared with and used as input into decision-making by the Board and Remuneration Committee in respect of our remuneration policy and its application. The Committee considers that this approach provides a robust mechanism to ensure Directors are aware of matters raised, have a good understanding of current shareholder views, and can formulate policy and make decisions as appropriate. We encourage shareholders to always make their views known to us by directly contacting our Investor Relations team (contact details available at bhp.com).

3.3    Annual report on remuneration

This section of the Report shows the impact of the remuneration policy in FY2020 and how remuneration outcomes are linked to actual performance.

Remuneration for the Executive Directors (the CEOs)

3.3.1    Single total figure of remuneration

This section shows a single total figure of remuneration as prescribed under UK requirements. It is a measure of actual remuneration received, rather than a figure calculated in accordance with IFRS (which is detailed in note 24 ‘Employee share ownership plan’ section 5). As Mike Henry assumed the role of CEO and became an Executive Director on 1 January 2020, the FY2020 actual remuneration shown relates to the period 1 January 2020 to 30 June 2020. The FY2020 actual remuneration for Andrew Mackenzie relates to the period 1 July 2019 to 31 December 2019, on which date he ceased to be CEO and an Executive Director. The components of remuneration are detailed in the remuneration policy table in section 3.2.1.

US$(’000)		Base salary	Benefits (1)	Pension (2)	Total fixed	CDP/ STIP (3)		LTIP (4)	Total variable	Single total figure
Mike Henry	FY2020	850	6	85	941	1,959		3,169	5,128	6,069
Andrew Mackenzie	FY2020	850	55	213	1,118	1,306	(5)	0	1,306	2,424
	FY2019	1,700	100	425	2,225	1,306		0	1,306	3,531

(1)	Includes private family health insurance, spouse business-related travel, car parking and personal tax return preparation in required countries.

(2)

Pension contributions for Andrew Mackenzie in FY2019 and FY2020 (until the date he ceased as CEO and Executive Director) were made in accordance with the remuneration policy approved by shareholders in 2019 (i.e. based on 25 per cent of base salary). Mike Henry’s FY2020 pension contributions were also made in accordance with the remuneration policy approved by shareholders in 2019 (i.e. based on 10 per cent of base salary which applied for a new Executive Director appointment). Pension contributions for both were made into the international retirement plan.

(3)

FY2020 CDP award is provided one-third in cash and two-thirds in deferred equity (on the terms of the CDP) as shown in the table below. FY2019 STIP award was provided half in cash and half in deferred equity (on the terms of the STIP) as shown in the table below. No discretion was applied to the STIP awards when determining vesting of awards in FY2019 or FY2020.

(4)

Mike Henry’s LTIP award value is based on the full award he received in 2015 when he was President Coal (prior to becoming, and with no proration applied for time as, CEO and Executive Director). The value is based on 48 per cent of the award vesting, including a DEP amount of US$0.548 million paid in shares. The value delivered through share price appreciation between the date of grant and the vesting date was US$1.410 million. The value of Andrew Mackenzie’s vested LTIP award (which vested after Andrew retired from BHP) is detailed in section 3.3.24. No discretion was applied to the LTIP awards when determining vesting of awards for FY2020.

(5)

Andrew Mackenzie’s prorated CDP award for FY2020 was provided as cash covering the one-third cash component and the two-year deferred equity component. Nothing has been or will be granted or paid in respect of the remaining one-third, i.e. the five-year deferred equity award.

For Mike Henry, the single total figure of remuneration is calculated on the basis of his appointment on 1 January 2020. There have been no changes to his base salary, benefit entitlements or pension contribution since that date. For Andrew Mackenzie, the single total figure of remuneration is calculated on the on the basis of his period as CEO and Executive Director up until 31 December 2019. There were no changes to his base salary, benefit entitlements or pension contributions prior to the date of his cessation as CEO and Executive Director. Details of remuneration received in the period 1 January 2020 to 31 March 2020 are set out in section 3.3.24. Changes from prior year outcomes of CDP/STIP and LTIP are set out below.

		CDP / STIP	LTIP
Mike Henry	FY2020	CDP awarded for FY2020 performance. One-third was provided in cash in September 2020, one-third deferred in an equity award that is due to vest in FY2023, and one-third deferred in an equity award that is due to vest in FY2026.	Based on performance during the five-year period to 30 June 2020, 48 per cent of Mike’s 192,360 awards from the 2015 LTIP (granted to him when he was President Coal before he was appointed CEO and Executive Director) have vested, and the remaining awards have lapsed. The value of the vested awards is inclusive of a DEP, which is paid in shares.
Andrew Mackenzie	FY2020	Prorated CDP awarded for FY2020 performance. Two-thirds of the award was paid in cash in September 2020 covering the cash and two-year deferred equity portion. Nothing has been or will be granted or paid in respect of the remaining one-third of the award i.e. the five-year deferred equity portion.	Details of Andrew’s vested 2015 LTIP award (which vested after Andrew retired from BHP) are set out in section 3.3.24.
	FY2019	STIP awarded for FY2019 performance. Half was provided in cash in September 2019 and half deferred in an equity award that is due to vest in FY2022.	Based on performance during the five-year period to 30 June 2019, all of Andrew’s 224,859 awards from the 2014 LTIP did not vest and have lapsed. The value of the awards is zero and no DEP has been paid in respect of these awards.

3.3.2    FY2020 CDP performance outcomes

The Board and Remuneration Committee assessed both CEOs’ CDP outcomes (for the period they were, respectively, in the CEO role) in light of the Group’s performance in FY2020, taking into account each CEO’s performance against the KPIs in their CDP scorecards. Despite strong operational and financial performance in FY2020, when assessing performance against the targets set at the commencement the year the Board and Committee determined that the CDP outcome for Mike Henry for FY2020 is 96 per cent against the target of 100 per cent (which represents an outcome of 64 per cent against maximum) and that the CDP outcome for Andrew Mackenzie for FY2020 is also 96 per cent against the target of 100 per cent (which also represents an outcome of 64 per cent against maximum). The Board and Committee believe these outcomes are appropriately aligned with the shareholder experience and the interests of the Group’s other stakeholders.

The CEOs’ CDP scorecard outcomes for FY2020 are summarised in the following tables, including a narrative description of each performance measure and the CEOs’ level of achievement, as determined by the Remuneration Committee and approved by the Board. The level of performance for each measure is determined based on a range of thresholds (the minimum necessary to qualify for any reward outcome), target (where the performance requirements are met), and maximum (where the performance requirements are significantly exceeded).

HSEC

The HSEC targets for the CEOs are aligned to the Group’s suite of HSEC five-year public targets as set out in section 1.7. As it has done for several years, the Remuneration Committee seeks guidance each year from the Sustainability Committee when assessing HSEC performance against scorecard targets. The Remuneration Committee has taken a holistic view of Group performance in critical areas, including any matters outside the scorecard targets which the Sustainability Committee considers relevant.

The performance commentary below is provided against the scorecard targets, which were set on the basis of operated assets only.

HSEC measures	Scorecard targets	Performance against scorecard targets	Measure outcome
Fatalities	Nil fatalities at operated assets.

The weighting of fatalities is 10 percentage points of the 25 percentage points allocated to the HSEC category, and represents the greatest weighting of all HSEC items. Our imperative as a Group is to continue to build our focus on fatality prevention and safety through leadership, verification and effective risk management. Historically, this fatality measure has had a zero outcome in years where a fatality occurred.

There were no fatalities during FY2020 at operated assets, and accordingly the maximum outcome against this measure has been awarded.

Maximum.

Environmental and community incidents	Nil significant environmental and community incidents at operated assets.	There were no significant environmental and community incidents during FY2020 at operated assets. This element carries a lesser weighting than for fatalities, as there have historically not been as many significant incidents.	Target.

HPIF, TRIF and OIF	Improved performance compared with FY2019 results.	HPIF is a critical lead indicator which provides insight into our performance on preventing future fatalities. It decreased year-on-year by 23% during FY2020. TRIF performance in FY2020 of 4.2 is also lower by 11% than the 4.7 recorded in FY2019. In addition, OIF performance in FY2020 of 2.46 is lower by 7% than the 2.64 recorded last year.	Between target and maximum, closer to maximum.

Risk management

Operated assets to have controls for fatal risks verified as part of Field Leadership activities with fatal risk control improvement plans developed and executed and increased levels of in-field coaching.

Achieve 90% compliance for critical control verification and execution tasks.

		All operated assets substantially increased levels of coaching of Field Leadership, thereby improving the quality of leader engagement, which exceeded target. The reduction in the rates of identified critical control failures was ahead of target. The implementation of critical control observation schedules covering all critical controls and improved discipline in closing actions created when critical controls have failed were in line with targets set.	Above target.

Health, environmental and community and social value initiatives	All operated assets to achieve 100% of planned targets in respect of occupational exposure reduction, mental health, water and GHG, social value plans, quality of life, community perceptions and community complaints.	Targeted asset level improvements were exceeded for mental health activities and social value and community plans and activities (which have all been especially important during the COVID-19 pandemic), and targets were met in respect of GHG reduction. However, we fell short on occupational exposure reduction targets and, despite meeting our water withdrawal reduction target, didn’t complete certain asset level actions regarding our water stewardship.	Target overall (i.e. a blend of the above, on and below target).

The outcome against the HSEC KPI for FY2020 was 32 per cent against the target of 25 per cent. As a Group-level outcome, this applied to both Mike and Andrew for their time as CEO.

Financial

ROCE is underlying profit after taxation (excluding after-taxation finance costs and exceptional items) divided by average capital employed. ROCE is the key financial KPI against which CDP outcomes for our senior executives are measured and is, in our view, a relevant measure to assess the financial performance of the Group for this purpose. While ROCE excludes exceptional items, the Remuneration Committee reviews each exceptional item to assess if it should be included in the result for the purposes of deriving the ROCE CDP outcome.

When we are assessing management’s performance, we make adjustments to the ROCE result to allow for changes in commodity prices, foreign exchange movements and other material items to ensure the assessment appropriately measures outcomes that are within the control and influence of the Group and its executives. Of these, changes in commodity prices have historically been the most material due to volatility in prices and the impact on Group revenue and ROCE.

Financial measure	Scorecard targets	Performance against scorecard targets	Measure outcome
ROCE

For FY2020, the target for ROCE was 19.9%, with a threshold of 16.3% and a maximum of 21.1%.

The target ROCE is derived from the Group’s approved annual budget. It is the Group’s practice to build a material element of stretch performance into the budget. Achievement of this stretching ROCE target will result in a target CDP outcome. The threshold and maximum are a fair range of ROCE outcomes that represent a lower limit of underperformance below which no CDP award should be made, and an upper limit of outperformance that would represent the maximum CDP award.

Because a material element of stretch performance is built into the budget (and hence the ROCE target derived from the budget), together with physical and regulatory asset constraints, the performance range around target is subject to a greater level of downside risk than there is upside opportunity. Accordingly, the range between threshold and target is greater than that between target and maximum. For maximum, the Committee takes care not to create leveraged incentives that encourage executives to push for short-term performance that goes beyond our risk appetite and current operational capacity. The Committee retains, and has a track record of applying, downward discretion to ensure that the CDP outcome is appropriately aligned with the overall performance of the Group for the year, and is fair to management and shareholders.

ROCE of 16.9% was reported by BHP for FY2020. Adjusted for the factors outlined below, ROCE is 18.2%, which is below target. The following adjustments were made to ensure the outcomes appropriately reflect the performance of management for the year:

•   The impacts of movements in commodities prices and exchange rates increased ROCE by 1.2%.

•   Adjustments for other material items ordinarily made to ensure the outcomes reflect the performance of management for the year increased ROCE by 0.3%, mainly due to the exclusion of the impacts of unusually severe weather events during FY2020.

•   Having reviewed the FY2020 exceptional items (as described in note 3 ‘Exceptional items’ in section 5), the Committee determined they should not be considered for the purposes of determining the ROCE CDP outcome, with the exception of the exceptional item in relation to the costs of the COVID-19 pandemic on BHP’s FY2020 results. The Committee concluded that, while this was outside the control of management, the direct costs and volume impacts of COVID-19 should flow through to the ROCE outcomes for CDP scorecard purposes. The Committee considered this was appropriate in light of the global impacts of the COVID-19 pandemic. This adjustment reduced ROCE by 0.2%. Beyond this, the Committee concluded that no further action was required in respect of exceptional items.

The key drivers of the ROCE performance being below target at 18.2% were:

•   In Minerals Australia and despite record volumes at Western Australia Iron Ore, Caval Ridge and Poitrel and record coal mined at Broadmeadow, production was lower than expected at Western Australian Iron Ore, Coal and Olympic Dam due mainly to reliability issues and shutdown timing, together with higher maintenance and contractor costs.

•   In Minerals Americas lower production than expected at Escondida (despite mill throughout being at record levels) and Pampa Norte due to unplanned maintenance, equipment failures and lower recoveries, partly offset by better than expected cost performance.

•   In Petroleum lower market demand for petroleum products resulted in lower than expected production volumes at Trinidad and Bass Strait, particularly in the last quarter of FY2020, together with extended maintenance in Australia impacting volumes, partly offset by better than expected cost performance.

Below target.

The outcome against the ROCE KPI for FY2020 was 39 per cent against the target of 50 per cent. As a Group-level outcome, this outcome applied to Mike and Andrew for their time as CEO.

Individual performance measures for the CEOs

Individual measures for the CEOs are determined at the commencement of the financial year (or at the time of appointment for a new CEO). The application of personal measures remains an important element of effective performance management. These measures seek to provide a balance between the financial and non-financial performance requirements that maintain our position as a leader in our industry. The CEOs’ individual measures for FY2020 included contribution to BHP’s overall performance and the management team, and also the delivery of projects and initiatives within the scope of the CEO role as specified by the Board, as set out in the tables below.

Mike Henry

Individual measures	Individual scorecard targets	Performance against scorecard targets	Measure outcome
Safety and sustainability	• Future plan for reduction in near misses. • Risk management embedded. • Climate change next steps.

•   Near misses reduced significantly in FY2020 from FY2019; analysis completed and future action plans completed to achieve further significant reductions.

•   Material risks recorded appropriately, and agreed risk appetites being embedded in the business.

•   Next stage of climate change plans delivered.

Target.

Performance	• Team restructuring. • BHP Operating System implementation. • Gender representation advanced.

•   New ELT members appointed, Technology and Transformation restructured, World Class Functions benefits accelerated, Operations Committee established.

•   BHP Operating System deployment proceeding according to plan, with volume and safety benefits delivered, as well as supporting compliance with COVID-19 protocols.

•   Positive improvements in gender representation in the second half, after a slow start to FY2020. By 30 June 2020 gender diversity had increased 2.0 percentage points to 26.5%, up from 24.5% at 30 June 2019, for a cumulative increase of 8.9 percentage points from 17.6% at 30 June 2016.

Target.

Portfolio	• Portfolio value improvement. • Strategy review improvement. • Samarco strategy implemented.

•   Significant progress achieved on portfolio enhancement activities in spite of the challenges faced during the year with COVID-19, social unrest in Chile and unprecedented market volatility in oil and gas, including progressing agreed capital and operational options and projects at Petroleum, Escondida, Western Australia Iron Ore, Queensland Coal and Olympic Dam.

•   Developed an improved review process for our portfolio and strategy around existing portfolio and growth options, and successfully conducted a large portion of the process, including significant Board engagement. The process is ongoing and will complete during 2020.

•   While the agreed Samarco strategy has been executed consistent with the principles to achieve fair and reasonable compensation and remediation, there have been some delays due to COVID-19 and further work and focus is required in FY2021. Insurance recoveries have been progressed, class actions are being actively managed and the first phase of dam decommissioning has been approved.

Target overall (i.e. a blend of above, on and below target).

Tailings dams	• Tailings Dam Taskforce work. • Long-term strategy development.

•   Delivered the work of the Tailings Dam Taskforce in accordance with agreed plans, schedules and targets, together with accelerating dam remediation activities across the Group.

•   Developed a long-term tailings management strategy to deliver step change risk reduction within 10 years.

Target.

Andrew Mackenzie

Individual measures	Individual scorecard targets	Performance against scorecard targets	Measure outcome

Performance	• Deliver value through Transformation. • Risk management embedded.

•   BHP Operating System implementation, value chain automation and World Class Functions activities on-track.

•   Material risks being recorded appropriately, and agreed risk appetites being embedded in the business.

Target.

Tailings dams	• Tailings Dam Taskforce work. • Long-term strategy development.

•   Progressed the work of the Tailings Dam Taskforce in accordance with agreed plans, schedules and targets.

•   Progressed a long-term tailings management strategy to deliver step change risk reduction within 10 years.

Target.

Portfolio	• Maximise the value of the current portfolio. • Progress delivery of value and returns from future options. • Exploration success.

•   Identified projects and options in Petroleum, Escondida, Western Australia Iron Ore, Queensland Coal and Olympic Dam progressed according to plans.

•   Future option projects continue to progress well, including identified options in Petroleum, Copper and Potash.

•   Achieved positive exploration outcomes, with extensions to the lives and reserves of conventional oil and gas fields.

Target.

Culture and capability	• Gender representation advanced. • Maintain a robust succession slate.

•   Notwithstanding positive improvements in gender representation in the second half, there was a slow start to FY2020 in the first half. By 31 December 2019 gender diversity had increased to 24.8%, up from 24.5% at 30 June 2019.

•   A robust slate of potential successors to the CEO role and other ELT roles has been achieved through a deliberate focus on a strong long-term talent pool of candidates, evidenced by internal appointments to several key roles during the year.

Target overall (i.e. a blend of above and below target).

Social value	• Manage risks to protect operating licence. • Samarco strategy implemented. • Create opportunities to enhance social value.

•   Continued to manage risks by meeting commitments to our workforce, partners, communities and governments through health and safety, the public commitment to and implementation of the climate change strategy including an action plan around our public commitments, and managing water permits, Native Title agreements and social investments.

•   Progress made in implementing the agreed Samarco strategy, however there were some delays and further work and focus required.

•   Continued to work closely with our communities and collaborate with various local, regional and global stakeholders, new employment models are building better outcomes for employees, and have a leading position on social value through placing a high value on the long-term needs of society and the environment.

Target overall (i.e. a blend of above, on and below target).

Overall, it was considered that the performance of both Mike and Andrew against their individual measures KPI was as expected for their respective periods as CEO. Accordingly, they were each awarded an outcome of 25 per cent, which is equal to target.

3.3.3    LTIP performance outcomes

LTIP vesting based on performance to June 2020

The five-year performance period for the 2015 LTIP ended on 30 June 2020. Mike Henry’s 2015 LTIP award comprised 192,360 awards (granted as President Coal prior to his appointment as CEO) and Andrew Mackenzie’s 2015 LTIP award comprised 322,765 awards (reduced from 339,753 awards originally granted prorated for time served at the time of departure). Vesting is subject to achievement of the relative TSR performance conditions and any discretion applied by the Remuneration Committee (see section 3.3.5).

Testing the performance condition

For the award to vest in full, TSR must exceed the Peer Group TSR (for 67 per cent of the award) and the Index TSR (for 33 per cent of the award) by an average of 5.5 per cent per year for five years, being 30.7 per cent in total compounded over the performance period from 1 July 2015 to 30 June 2020. TSR includes returns to BHP shareholders in the form of share price movements along with dividends paid and reinvested in BHP (including cash and in-specie dividends).

BHP’s TSR performance was positive 29.0 per cent over the five-year period from 1 July 2015 to 30 June 2020. This is above the weighted median Peer Group TSR of positive 9.6 per cent and below the Index TSR of positive 38.5 per cent over the same period. This level of performance results in 48 per cent vesting for the 2015 LTIP award, and accordingly 48 per cent of Mike Henry’s awards and Andrew Mackenzie’s retained awards have vested, and 52 per cent have lapsed. No compensation or DEP was paid in relation to the lapsed awards. The value of Mike’s vested 2015 LTIP award has been reported in section 3.3.1 and the value of Andrew’s vested 2015 LTIP award has been reported in section 3.3.24.

The graph below shows BHP’s performance relative to comparator groups.

BHP vs. Peer Group and Index TSR over the 2015 LTIP cycle

3.3.4    LTIP allocated during FY2020

Following shareholder approval at the 2019 AGMs, LTIP awards (in the form of performance rights) were granted to Mike Henry (in his role as President Minerals Australia) and Andrew Mackenzie (in his role as CEO) on 20 November 2019. The first LTIP grant to be made to Mike as the new CEO under the terms of the remuneration policy approved by shareholders in 2019 will be awarded in late CY2020 and will be made on the reduced 200 per cent of base salary (face value).

The face value and fair value of the awards granted on 20 November 2019 are shown in the table below. The face value of Mike’s award is 350 per cent of his base salary of US$1.100 million at the time of grant. The face value of Andrew’s award is 400 per cent of his base salary of US$1.700 million.

The fair value of the awards is ordinarily calculated by multiplying the face value of the award by the fair value factor of 41 per cent (for the current plan design, as determined by the independent adviser to the Committee). The number of LTIP awards for both Mike and Andrew as detailed below was determined based on the US$ face value of base salary and calculated using the average share price and US$/A$ exchange rate over the 12 months up to and including 30 June 2019.

	Number of LTIP awards	Face value US$(‘000)	Face value % of salary	Fair value US$(‘000)	Fair value % of salary	% of max(1)
Mike Henry	153,631	3,850	350	1,579	144	100
Andrew Mackenzie	271,348(2)	6,800	400	2,788	164	100

(1)	The allocation is 100 per cent of the maximum award that was able to be provided under the remuneration policy approved by shareholders at the 2019 AGMs.

(2)	Subsequently reduced to 40,702 awards on a pro rata basis for time served.

Terms of the LTIP award

In addition to those LTIP terms set in the remuneration policy for the CEO approved by shareholders in 2019, the Remuneration Committee has determined:

Performance period	• 1 July 2019 to 30 June 2024

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

Sector peer group companies(1)(2)

•   Resources (85%): Anglo American, Fortescue Metals, Freeport-McMoRan, Glencore, Rio Tinto, Southern Copper, Teck Resources, Vale.

•   Oil and gas (15%): Anadarko Petroleum(3), Apache, BP, Canadian Natural Res., Chevron, ConocoPhillips, Devon Energy, EOG Resources, ExxonMobil, Occidental Petroleum, Royal Dutch Shell, Woodside Petroleum.

(1)	From December 2016, BG Group and Peabody Energy were removed from the comparator group. BG Group was acquired by Royal Dutch Shell and Peabody Energy had become a significantly less comparable peer.

(2)	From November 2018, CONSOL Energy was removed from the comparator group, as due to its internal restructuring it had become a less comparable peer.

(3)	Anadarko Petroleum was acquired by Occidental Petroleum in August 2019.

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

This holistic, qualitative judgement, which is applied as an underpin test before final vesting is confirmed, is an important risk management tool to ensure vesting is not simply driven by a formula or the passage of time that may give unexpected or unintended remuneration outcomes.

The Committee considers its discretion carefully each year. It considers performance holistically over the five-year period, including a five-year ’look back’ on HSEC performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct.

Having undertaken this review, the Committee considered its discretion in respect of equity awards due to vest in August 2020. In respect of the STIP two-year deferred shares (granted in November 2018 in respect of performance in FY2018), the Committee chose not to exercise its discretion and allowed the STIP awards to vest in full. In respect of the LTIP five-year performance shares (granted in December 2015), the formulaic outcome of the 2015 LTIP was a 48 per cent vesting. Having undertaken the ‘look back’ review, the Committee concluded the vesting outcome was appropriate given Group and individual performance, and chose not to exercise its discretion and allowed 48 per cent of the LTIP awards to vest. There is no upwards discretion available to the Remuneration Committee in respect of the LTIP, as the overarching discretion may only reduce the number of awards that may vest.

3.3.6    CEO remuneration and returns to shareholders

10-year CEO remuneration

The table below shows the single total figure of remuneration for Mike Henry, Andrew Mackenzie and Marius Kloppers over the last 10 years along with the proportion of maximum opportunity earned for each type of incentive.

Executive Director	Financial year		Single total figure of remuneration, US$(‘000)	STIP/CDP (% of maximum)	LTIP (% of maximum)
Mike Henry	FY2020	(1)	6,069	64	48
Andrew Mackenzie	FY2020	(1)	2,424	64	48
	FY2019		3,531	32	0
	FY2018		4,657	60	0
	FY2017		4,554	57	0
	FY2016		2,241	0	0
	FY2015		4,582	57	0
	FY2014		7,988	77	58
	FY2013	(2)	9,740	47	65
Marius Kloppers	FY2013	(2)	5,624	47	65
	FY2012		16,092	0	100
	FY2011		15,755	69	100

(1)

As Mike Henry assumed the role of CEO and Executive Director in January 2020, the FY2020 single total figure of remuneration shown includes remuneration relevant to that role for the period 1 January 2020 to 30 June 2020. The FY2020 single total figure of remuneration for Andrew Mackenzie includes remuneration relevant to his role as CEO and Executive Director for the period 1 July 2019 to 31 December 2019. The value of Mike’s vested 2015 LTIP award is included in full, while Andrew’s vested 2015 LTIP award is reported in full in section 3.3.24.

(2)

As Andrew Mackenzie assumed the role of CEO and Executive Director in May 2013, the FY2013 single total figure of remuneration shown includes remuneration relevant to that role for the period 10 May to 30 June 2013. The FY2013 single total figure of remuneration for Marius Kloppers includes remuneration relevant to his role as CEO and Executive Director for the period 1 July 2012 to 10 May 2013. The value of Andrew’s vested 2008 LTIP award of US$8.480 million (inclusive of vested sign-on awards provided when Andrew joined BHP) is included in full, while Marius’ vested 2008 LTIP award (with a value of US$12.051 million and which vested after Marius stepped down from his role as CEO and Executive Director) was reported in section 4.4.28 of the 2014 Annual Report.

10-year TSR

The graph below shows BHP’s TSR against the performance of relevant indices over the same 10-year period. The indices shown in the graph were chosen as being broad market indices, which include companies of a comparable size and complexity to BHP.

3.3.7    Changes in Directors’ remuneration from FY2019 to FY2020

The table below sets out the percentage change in remuneration from FY2019 to FY2020 for the CEOs (for the time they were CEO) and Non– executive Directors, compared to the average change in each remuneration element for employees in Australia (being approximately 21,000 employees) over the same period. This has been chosen by the Committee as the most appropriate comparison, as Australia has the largest employee base, and the Committee considers remuneration levels in Australia when setting salaries and fees for Executive and Non– executive Directors and the CEO is located in Australia. The CEOs and Non– executive Directors’ remuneration described in the table align to what is disclosed in 3.3.1 and 3.3.14 respectively.

Changes from FY2019 to FY2020		Base salary / fees % change	Benefits % change	CDP / STI % change
CEO(1)	Mike Henry	0	0	0
	Andrew Mackenzie	0	0	0
Non-executive Directors	Terry Bowen	2	33	–
	Malcolm Broomhead	(5)	(53)	–
	Ian Cockerill(2)	0	0	–
	Anita Frew	0	(2)	–
	Gary Goldberg(2)	0	0	–
	Carolyn Hewson(3)	0	0	–
	Susan Kilsby(2)	0	0	–
	Ken MacKenzie	0	25	–
	Lindsay Maxsted	(2)	(44)	–
	John Mogford	6	13	–
	Shriti Vadera	0	0	–
	Dion Weisler(2)	0	0	–
Australian employees		2	(7)	43

(1)

The per cent changes in remuneration from FY2019 to FY2020 for Mike Henry are zero as he was appointed as CEO on 1 January 2020. There were no changes in remuneration for Andrew Mackenzie in either FY2019 or FY2020 so his per cent changes are zero.

(2)

The per cent changes in remuneration from FY2019 to FY2020 are zero as there were no changes made to the remuneration of Non– executive Directors who joined the Board either during FY2019 and FY2020 (Ian Cockerill and Susan Kilsby both joined on 1 April 2019, and Gary Goldberg and Dion Weisler joined on 1 February 2020 and 1 June 2020 respectively).

(3)

The per cent changes in remuneration from FY2019 to FY2020 for Carolyn Hewson are zero as there were no changes made to Carolyn’s remuneration up to the date of her retirement from the Board on 7 November 2019.

3.3.8    CEO pay ratio disclosure

As BHP is a global company and our UK employees represent less than 1 per cent of all of our employees worldwide, these disclosures are voluntary, and we have chosen to amend the comparison to all employees, an approach that is still compliant with UK requirements.

The table below shows the CEO pay ratios, calculated using the reported single total figure of remuneration, and compared to employees at the 25th, Median and 75th percentile using Option A methodology as set out under UK requirements.

Year	25th percentile	Median	75th percentile
FY2020	116:1	81:1	67:1
FY2019	46:1	31:1	25:1

Option A uses the full-time equivalent base salary and benefits paid during the year as it is the most accurate reflection of employee pay as a direct comparison to the single total figure of remuneration for the CEO. The FY2020 CEO remuneration used in the calculation is a combination of reported single total figure of remuneration data for Andrew Mackenzie and Mike Henry, recognising the transition in CEO leadership during FY2020. The remuneration calculation for all employees is based on actual earnings for the 12 months to 31 March 2020, including annual incentive payments for employees calculated using the Group performance outcome, and vested equity received if applicable. Pension contributions are calculated as the total cost of contributions made by the Group over the 12-month period. Employees on international assignments have been excluded from the analysis as their remuneration structures are generally not consistent with the single total figure of remuneration for the CEO.

The FY2020 ratio of 81:1 at the median compared to the FY2019 ratio of 31:1 reflects the proportion of the CEO’s pay being more heavily weighted to variable pay, including share-based long-term incentives, than for other employees. Specifically, the change from FY2019 to FY2020 is driven by a higher FY2020 CDP outcome of 96 per cent against a target of 100 per cent compared to the STIP outcome of 48 per cent in FY2019, together with the 48 per cent LTIP vesting for FY2020, whereas there was zero LTIP vesting in FY2019.

The Group believes the median pay ratio reflects the diversity of our global business footprint and employee population. BHP’s remuneration policies and practices are based on a high degree of alignment and consistency, with total remuneration at all levels providing a competitive package that enables the attraction and retention of talent while also providing at-risk remuneration based on performance.

3.3.9    Remuneration for the CEO in FY2021

The remuneration for the CEO in FY2021 will be in accordance with the remuneration policy approved by shareholders at the AGMs in 2019.

Base salary review

Base salary is reviewed annually and increases are applicable from 1 September. The CEO commenced in role on 1 January 2020 and did not receive a base salary increase in September 2020 and it will remain unchanged at US$1.700 million per annum for FY2021.

FY2021 CDP performance measures

For FY2021, the Remuneration Committee has set the following CDP scorecard performance measures:

Performance categories	Weighting	Target measures
HSEC	25%

The following HSEC performance measures are designed to incentivise achievement of the Group’s public five-year HSEC targets.

Significant events (10%): No significant (actual level 4) health, safety (including fatalities), environment or community events during the year.

Climate change (10%): Steps in place to achieve reported GHG emissions in FY2022 at the FY2017 level. Decarbonisation plans developed in line with pathways to net zero and incorporated into the capital allocation plan process. Two partnerships formalised with strategic customers in the steel sector.

Management of priority tailings storage facilities (5%): All priority tailings storage facilities are assessed based on key risk indicator data, and are either within appetite or continued operation outside appetite is approved with remediation progressing to plan.

Performance categories	Weighting	Target measures
Financial	50%

ROCE is underlying profit after taxation (excluding after-taxation finance costs and exceptional items) divided by average capital employed. When we are assessing management’s performance, we make adjustments to the ROCE result to allow for changes in commodity prices, foreign exchange movements and other material items to ensure the assessment appropriately measures outcomes that are within the control and influence of the Group and its executives.

For reasons of commercial sensitivity, the target for ROCE will not be disclosed in advance; however, we plan to disclose targets and outcomes retrospectively in our next Remuneration Report, following the end of each performance year. In the rare instances where this may not be prudent on grounds of commercial sensitivity, we will explain why and give an indication of when they will be disclosed.

Individual	25%

The CEO’s individual measures for FY2021 comprise contribution to BHP’s overall performance and the management team and the delivery of projects and initiatives within the scope of the CEO role as set out by the Board. These include projects and initiatives in respect of performance (material improvement in the system that supports exceptional performance), social value (long term growth in value and returns for all stakeholders), people (right people, right skills, coming together in the right way to support exceptional performance) and portfolio (progress on our strategic objectives to create a winning portfolio and set BHP up for the next 20 years).

These performance measures are aligned with medium and long-term strategy aspirations that are intended to drive long-term value for shareholders and other stakeholders.

The strong link between BHP’s HSEC performance and executive remuneration (with HSEC performance representing 25 per cent of the total scorecard) is well regarded by shareholders. The Board and Committee recognise that climate change is a material governance and strategic issue. Increasingly, shareholders expect action to address climate change to be linked to executive remuneration. We have been setting operational GHG emissions targets and linking performance against them to executive remuneration through our HSEC scorecard for many years.

However, recognising the increasing importance of this issue, we have clarified and strengthened this link for FY2021 by enhancing our approach, including a weighting of 10 per cent of the 25 per cent HSEC weighting under the CDP, which compares to circa 4 per cent allocated to climate change in the prior STIP, together with enhanced disclosure of our performance targets as set out above (against which we will report at the end of the year).

FY2021 LTIP award

The maximum face value of the CEO’s LTIP award under the remuneration policy approved by shareholders at the 2019 AGMs is US$3.400 million, being 200 per cent of the CEO’s base salary. The number of LTIP awards in FY2021 has been determined using the share price and US$/A$ exchange rate over the 12 months up to and including 30 June 2020. Based on this, a FY2021 grant of 140,239 LTIP awards is proposed and approval for this LTIP grant will be sought from shareholders at the 2020 AGMs. If approved, the award will be granted following the AGMs (i.e. in or around October/November 2020 subject to securities dealing considerations). The FY2021 LTIP award will use the same performance, service conditions and peer groups as the FY2020 LTIP award (with the exception of the sector peer group where Anadarko Petroleum was acquired by Occidental Petroleum in August 2019).

Remuneration for other Executive KMP (excluding the CEOs)

The information in this section contains details of the remuneration policy that guided the Remuneration Committee’s decisions and resulted in the remuneration outcomes for other Executive KMP (excluding the CEOs).

The remuneration policy and structures for other Executive KMP are essentially the same as those already described for the CEO in previous sections of the Remuneration Report, including the treatment of remuneration on loss of office as detailed in section 3.2.5.

3.3.10    Components of remuneration

The components of remuneration for other Executive KMP are the same as for the CEO, with any differences described below.

CDP

The CDP performance measures for other Executive KMP for FY2020 are similar to those of the CEO, which are outlined at section 3.3.2; however, the weighting of each performance measure will vary to reflect the focus required from each Executive KMP role.

Individual performance measures are determined at the start of the financial year. These include the other Executive KMP’s contribution to the delivery of projects and initiatives within the scope of their role and the overall performance of the Group. Individual performance of other Executive KMP was reviewed against these measures by the Committee and, on average, was considered above target.

The diagram below represents the FY2020 CDP outcomes against the original scorecard.

LTIP

LTIP awards granted to other Executive KMP for FY2021 will be calculated in accordance with the remuneration policy approved by shareholders in 2019. Awards for other Executive KMP will have a maximum face value of 175 per cent of base salary, which is a fair value of 72 per cent of base salary under the current plan design (with a fair value of 41 per cent, taking into account the performance condition: 175 per cent x 41 per cent = 72 per cent).

Equity awards provided for pre-KMP service

Other Executive KMP who were promoted from executive roles within BHP may hold GSTIP and MAP awards that were granted to them in respect of their service in non-KMP roles.

Shareplus

Other Executive KMP are eligible to participate in Shareplus. For administrative simplicity, Executive KMP, including the CEO, do not currently participate in Shareplus. No Executive KMP, including the CEO, had any holdings under the Shareplus program during FY2020.

3.3.11    Remuneration mix

A significant portion of other Executive KMP remuneration is at-risk, in order to provide strong alignment between remuneration outcomes and the interests of BHP shareholders.

The diagram below sets out the relative mix of each remuneration component for the other Executive KMP for FY2020. Each component is determined as a percentage of base salary (at the minimum, target and maximum levels of performance-based remuneration).

(1)	Base salary earned by each Executive KMP is set out in section 3.3.18.

(2)

Retirement benefits are 25 per cent of base salary. From FY2021 contribution rates will reduce in accordance with the remuneration policy approved by shareholders at the 2019 AGMs (progressive reduction to 10 per cent of base salary as follows: 20 per cent of base salary from 1 July 2020; 15 per cent of base salary from 1 July 2021; and 10 per cent of base salary from 1 July 2022 onwards. For a new Executive KMP appointment, the pension contribution rate will be 10 per cent of base salary immediately).

(3)	Other benefits is based on a notional 10 per cent of base salary.

(4)

As for the CEO, the minimum CDP award is zero, with a cash award of 80 per cent of base salary plus two awards of deferred shares each of equivalent value to the cash award, vesting in two and five years respectively, for target performance on all measures, and a maximum cash award of 120 per cent base salary plus two awards of deferred shares each of equivalent value to the cash award, vesting in two and five years respectively.

(5)	Other Executive KMP have a maximum LTIP award with a face value of 175 per cent of base salary.

3.3.12    Employment contracts

The terms of employment for other Executive KMP are formalised in employment contracts, which have no fixed term. They typically outline the components of remuneration paid to the individual, but do not prescribe how remuneration levels are to be modified from year to year. Other Executive KMP’s employment contracts may be terminated by BHP on up to 12 months’ notice or can be terminated immediately by BHP making a payment of up to 12 months’ base salary plus pension contributions for the relevant period. Other Executive KMP must give up to 12 months’ notice for voluntary resignation.

3.3.13    Arrangements for KMP leaving the Group

The arrangements for Executive KMP leaving the Group are within the approval provided by shareholders at the 2017 AGMs in regard to Australian termination benefits legislation, including the provision of performance-based remuneration in accordance with the rules of the relevant incentive plans.

Andrew Mackenzie stepped down from his role as CEO and Executive Director on 31 December 2019, and retired from BHP on 31 March 2020. Andrew received base salary, pension contributions, statutory leave entitlements and applicable benefits up to the date of his retirement from BHP. Andrew will receive in the future the value of pension funds that he has accumulated during his service with the Group and certain employment-related taxation return preparation services. When determining the Executive KMP CDP awards for FY2020, the Remuneration Committee resolved that Andrew would receive a prorated FY2020 CDP award for his time as CEO, covering both the cash and two-year deferred equity portion, based on his performance, and paid in the form of cash. No deferral period will apply in respect of this cash CDP award. No payment or award was or will be made in respect of the CDP five-year deferred share component for FY2020.

All unvested FY2018 and FY2019 STIP awards allocated to Andrew remained on foot on termination. FY2018 STIP vested in August 2020, and FY2019 STIP will vest in August 2021. Andrew’s unvested LTIP awards were prorated to reflect the percentage of service during the relevant performance period to 31 March 2020. The outcomes in respect of Andrew’s 2015 LTIP award are set out in section 3.3.24. The vesting of the remaining retained prorated LTIP awards will be determined by the Committee at the relevant time in future years and will only vest if the performance conditions are met at the end of each five-year performance period, subject to the Committee’s ability to reduce vesting through its overarching discretion under the plan rules.

Remuneration for Non-executive Directors

The remuneration outcomes described below have been provided in accordance with the remuneration policy approved by shareholders at the 2019 AGMs. The maximum aggregate fees payable to Non-executive Directors (including the Chair) were approved by shareholders at the 2008 AGMs at US$3.800 million per annum. This sum includes base fees, Committee fees and pension contributions. Travel allowances and non-monetary benefits are not included in this limit.

3.3.14    Single total figure of remuneration

This section shows a single total figure of remuneration as prescribed under UK requirements. It is a measure of actual remuneration. Fees include the annual base fee, plus additional fees as applicable for the Senior Independent Director, Committee Chair and Committee memberships. Non-executive Directors do not have any performance-based at-risk remuneration or receive any equity awards as part of their remuneration, therefore the totals shown below are total remuneration and total fixed fees. This table also meets the requirements of the Australian Corporations Act 2001 and relevant accounting standards.

US$(‘000)	Financial year	Fees	Benefits (1)	Pensions (2)	Total
Terry Bowen	FY2020	187	40	10	237
	FY2019	183	30	10	223
Malcolm Broomhead	FY2020	201	19	11	231
	FY2019	212	40	11	263
Ian Cockerill (3)	FY2020	220	90	–	310
	FY2019	55	30	–	85
Anita Frew	FY2020	220	47	–	267
	FY2019	220	48	–	268
Gary Goldberg (4)	FY2020	90	15	–	105
Carolyn Hewson (5)	FY2020	75	18	4	97
	FY2019	212	32	11	255
Susan Kilsby (3)	FY2020	205	83	–	288
	FY2019	47	22	–	69
Ken MacKenzie	FY2020	866	40	14	920
	FY2019	865	32	15	912
Lindsay Maxsted	FY2020	205	18	11	234
	FY2019	209	32	11	252
John Mogford	FY2020	199	69	–	268
	FY2019	187	61	–	248
Wayne Murdy (6)	FY2019	75	35	–	110
Shriti Vadera	FY2020	253	48	–	301
	FY2019	253	48	–	301
Dion Weisler (4)	FY2020	15	–	1	16

(1)

The majority of the amounts disclosed for benefits are travel allowances for each Non-executive Director: amounts of between US$ nil and US$90,000. In addition, amounts of between US$ nil and US$3,500 are included in respect of tax return preparation; and amounts of between US$ nil and US$1,500 are included in respect of the reimbursement of the tax cost associated with the provision of taxable benefits.

(2)	BHP Group Limited made minimum superannuation contributions of up to 9.5 per cent of fees for FY2020 in accordance with Australian superannuation legislation. No other pension contributions are paid.

(3)	The FY2019 remuneration for Ian Cockerill and Susan Kilsby relates to part of the year only, as they both joined the Board on 1 April 2019.

(4)	The FY2020 remuneration for Gary Goldberg and Dion Weisler relates to part of the year only, as they joined the Board on 1 February 2020 and 1 June 2020 respectively.

(5)	The FY2020 remuneration for Carolyn Hewson relates to part of the year only, as she retired from the Board on 7 November 2019.

(6)	The FY2019 remuneration for Wayne Murdy relates to part of the year only, as he retired from the Board on 2 November 2018.

3.3.15    Non-executive Directors’ remuneration in FY2021

In FY2021, the remuneration for the Non-executive Directors will be paid in accordance with the remuneration policy approved by shareholders at the 2019 AGMs (which is unchanged from the remuneration policy for Non-executive Directors approved by shareholders at the 2017 AGMs). Fee levels for the Non-executive Directors and the Chair are reviewed annually. The review includes benchmarking against peer companies, with the assistance of external advisers.

From 1 July 2017, the Chair’s annual fee was reduced by approximately 8 per cent from US$0.960 million to US$0.880 million and will remain at that level for FY2021. This fee reduction was in addition to the reduction of approximately 13 per cent from US$1.100 million to US$0.960 million effective 1 July 2015. Base fee levels for Non-executive Directors will remain at the reduced levels that took effect from 1 July 2015, at which time they were reduced by approximately 6 per cent from US$0.170 million to US$0.160 million per annum.

The below table sets out the annualised fee levels for FY2021.

Levels of fees and travel allowances for Non-executive Directors (in US$)	From 1 July 2020
Base annual fee	160,000

Plus additional fees for:
Senior Independent Director of BHP Group Plc	48,000

Committee Chair:
Risk and Audit	60,000
Remuneration	45,000
Sustainability	45,000
Nomination and Governance	No additional fee

Committee membership:
Risk and Audit	32,500
Remuneration	27,500
Sustainability	27,500
Nomination and Governance	18,000

Travel allowance: (1)
Greater than 3 but less than 10 hours	7,000
10 hours or more	15,000

Chair’s fee	880,000

(1)	In relation to travel for Board business, the time thresholds relate to the flight time to travel to the meeting location (i.e. one way flight time). Only one travel allowance is paid per round trip.

Remuneration governance

3.3.16    Board oversight and the Remuneration Committee

Board

The Board is responsible for ensuring the Group’s remuneration arrangements are equitable and aligned with the long-term interests of BHP and its shareholders. In performing this function, it is critical that the Board is independent of management when making decisions affecting remuneration of the CEO, other Executive KMP and the Group’s employees.

The Board has therefore established a Remuneration Committee to assist it in making such decisions. The Committee is comprised solely of Non-executive Directors, all of whom are independent. To ensure that it is fully informed, the Committee regularly invites members of management to attend meetings to provide reports and updates however, members of management are not present when decisions are considered or taken concerning their own remuneration. The Committee can draw on services from a range of external sources, including remuneration advisers.

Remuneration Committee

The activities of the Remuneration Committee are governed by Terms of Reference (updated version approved by the Board in August 2019), which are available at bhp.com. The current members of the Remuneration Committee are: Susan Kilsby (Remuneration Committee Chair), Anita Frew, Gary Goldberg, Shriti Vadera, and Dion Weisler. The role and focus of the Committee and details of meeting attendances can be found in section 2.12. Other Directors and employees who regularly attended meetings were: Ken MacKenzie (Chair), Carolyn Hewson (Remuneration Committee Chair to 7 November 2019), Andrew Mackenzie (CEO to 31 December 2019), Mike Henry (CEO from 1 January 2020), Athalie Williams (Chief People Officer), Andrew Fitzgerald (Vice President Reward), Caroline Cox (Group Company Secretary), and Geof Stapledon (Vice President Governance). These individuals were not present when decisions regarding their own remuneration were considered or taken.

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

The PricewaterhouseCoopers team that advises the Remuneration Committee does not provide any other services to the Group. Other PricewaterhouseCoopers teams provide services to the Group in the areas of forensic and general technology, internal audit and international assignment solutions. Processes and arrangements are in place to protect independence (for example, ring-fencing of teams) and to manage any conflicts of interest that may arise.

PricewaterhouseCoopers is currently the only remuneration adviser appointed by the Committee. In that capacity, they may provide remuneration recommendations in relation to KMP; however they did not do so in FY2020.

Total fees paid to the PricewaterhouseCoopers team advising the Committee on remuneration-related matters for FY2020 were £177,100. These fees are based on an agreed fee for regular items with additional work charged at agreed rates. Total fees paid to PricewaterhouseCoopers for other services rendered to the Group for FY2020 were approximately US$28 million.

3.3.17    Statement of voting at the 2019 AGMs

BHP’s remuneration resolutions have attracted a high level of support by shareholders. Voting in regard to those resolutions put to shareholders at the 2019 AGMs is shown below.

AGM resolution	Requirement	% vote ‘for’	% vote ‘against’	Votes withheld (1)
Remuneration Report (remuneration policy)	UK	93.5	6.5	23,166,578
Remuneration Report (excluding remuneration policy)	UK	97.3	2.7	21,012,150
Remuneration Report (whole report)	Australia	96.7	3.3	11,217,511
Approval of grants to Executive Director	Australia	97.5	2.5	10,460,699

(1)	The sum of votes marked ‘Vote withheld’ at BHP Group Plc’s 2019 AGM and votes marked ‘Abstain’ at BHP Group Limited’s 2019 AGM.

Other statutory disclosures

This section provides details of any additional statutory disclosures required by Australian or UK regulations that have not been included in the previous sections of the Remuneration Report.

3.3.18    Executive KMP remuneration table

The table below has been prepared in accordance with relevant accounting standards and remuneration data for Executive KMP are for the periods of FY2019 and FY2020 that they were KMP. More information on the policy and operation of each element of remuneration is provided in previous sections of this Report.

Share-based payments

The figures included in the shaded columns of the statutory table below for share-based payments were not actually provided to the KMP during FY2019 or FY2020. These amounts are calculated in accordance with accounting standards and are the amortised IFRS fair values of equity and equity-related instruments that have been granted to the executives. For information on awards that were allocated and vested during FY2019 and FY2020, refer to section 3.3.19.

			Short-term benefits			Post- employment benefits	Share-based payments		Total
US$(‘000)	Financial year	Base salary(1)	Annual cash incentive(2)	Non-monetary benefits(3)	Other benefits(4)	Retirement benefits(5)	Value of STIP/CDP awards(2)(6)	Value of LTIP awards(6)
Executive Director
Mike Henry	FY2020	850	653	86	–	85	509	1,143	3,326
Andrew Mackenzie(7)	FY2020	850	653	124	–	213	1,202	2,038	5,080
	FY2019	1,700	653	100	–	425	990	4,037	7,905
Other Executive KMP
Peter Beaven	FY2020	1,000	848	41	–	250	810	2,090	5,039
	FY2019	1,000	480	5	–	250	637	2,078	4,450
Mike Henry	FY2020	550	422	43	–	138	398	1,156	2,707
	FY2019	1,100	440	10	–	275	623	2,286	4,734
Daniel Malchuk	FY2020	1,000	816	38	–	250	797	2,090	4,991
	FY2019	1,000	424	30	14	250	585	2,078	4,381
Geraldine Slattery	FY2020	750	618	–	–	188	378	903	2,837
	FY2019	219	167	–	–	55	43	213	697

(1)

Base salaries shown in this table reflect the amounts paid over the 12-month period from 1 July 2019 to 30 June 2020 for each Executive KMP. There were no changes to Executive KMP base salaries during the year except for Mike Henry who was appointed as CEO on 1 January 2020 on an annual base salary of US$1.700 million.

(2)

Annual cash incentive for FY2019 is the cash portion of STIP awards earned in respect of performance during each financial year for each executive. STIP was provided half in cash and half in deferred equity (which are included in the share-based payments columns of the table). Annual cash incentive for FY2020 is the cash portion of CDP awards earned in respect of performance during each financial year for each executive. CDP is provided one-third in cash and two-thirds in deferred equity (which are included in the Share-based payments columns of the table). The cash portion of CDP/ STIP awards is paid to Executive KMP in September of the year following the relevant financial year. The minimum possible value awarded to each individual is nil and the maximum is 360 per cent of base salary (120 per cent in cash and 240 per cent in deferred equity). For FY2020, Executive KMP earned the following CDP awards as a percentage of the maximum (the remaining portion has been forfeited): Mike Henry 64 per cent (for the time served as CEO and as President Minerals Australia), Andrew Mackenzie 64 per cent (for the time served as CEO), Peter Beaven 71 per cent, Daniel Malchuk 68 per cent, and Geraldine Slattery 69 per cent. Andrew’s FY2020 CDP was paid in cash and prorated to reflect the period served until he ceased to be KMP on 31 December 2019, as noted in 3.3.1 with 50 per cent of the total CDP award included in the Annual cash incentive column, and 50 per cent in the Value of STIP/CDP awards column.

(3)

Non-monetary benefits are non-pensionable and include items such as net leave accruals, health and other insurances, fees for tax return preparation (if required in multiple jurisdictions), car parking and travel costs.

(4)	Other benefits are non-pensionable and for FY2019 include an international relocation benefit for Daniel Malchuk.

(5)

In FY2020, retirement benefits were 25 per cent of base salary for each Executive KMP except for Mike Henry who was appointed CEO on 1 January 2020 with a reduced pension contribution rate of 10 per cent of base salary as per the remuneration policy approved at the 2019 AGMs.

(6)

The IFRS fair value of CDP, STIP and LTIP awards is estimated at grant date. In FY2020, the value of Mike Henry’s LTIP and STIP awards previously granted have been prorated based on time served as CEO and President Minerals Australia, whereas the CDP has been split based on what was earned as CEO and President Minerals Australia. Refer to note 24 ‘Employee share ownership plans’ in section 5 for further details on IFRS.

(7)	The remuneration reported for Andrew Mackenzie reflects service as Executive KMP up to 31 December 2019.

3.3.19    Equity awards

The interests held by Executive KMP under the Group’s employee equity plans are set out below. Each equity award is a right to acquire one ordinary share in BHP Group Limited or in BHP Group Plc upon satisfaction of the vesting conditions. BHP Group Limited share awards are shown in Australian dollars. BHP Group Plc awards are shown in Pounds Sterling. Our mandatory minimum performance requirements for securities dealing governs and restricts dealing arrangements and the provision of shares on vesting or exercise of awards. No interests under the Group’s employee equity plans are held by related parties of Executive KMP.

Dividend Equivalent Payments

DEP applies to awards provided to Executive KMP under the CDP, STIP and LTIP as detailed in section 3.2.1. No DEP is payable on GSTIP or MAP awards.

Equity awards provided for Executive KMP service

Awards under the STIP, CDP and LTIP

Executive KMP received or will receive awards under the STIP, CDP and LTIP. The terms and conditions of STIP, CDP and LTIP awards, including the performance conditions, are described in sections 3.2.1 and 3.2.5. The LTIP rules are available at bhp.com.

Equity awards provided prior to Executive KMP service

Awards under the GSTIP and MAP

BHP senior management who are not KMP received awards under the GSTIP and receive awards under the MAP. While no GSTIP or MAP awards were granted to Executive KMP during FY2020, Geraldine Slattery held GSTIP awards and still holds MAP awards that were allocated to her prior to her Executive KMP service.

Award type	Date of grant	At 1 July 2019	Granted	Vested	Lapsed	At 30 June 2020	Award vesting date (1)	Market price on date of:		Gain on awards (‘000) (4)	DEP on awards (‘000)
								Grant(2)	Vesting(3)
Mike Henry
STIP	20-Nov-19	–	17,420	–	–	17,420	Aug 21	A$37.24	–	–	–
STIP	18-Dec-18	30,692	–	–	–	30,692	Aug 20	A$33.50	–	–	–
STIP	24-Nov-17	36,376	–	36,376	–	–	21 Aug 19	A$27.97	A$35.25	A$1,282	A$166
LTIP	20-Nov-19	–	153,631	–	–	153,631	Aug 24	A$37.24	–	–	–
LTIP	18-Dec-18	172,413	–	–	–	172,413	Aug 23	A$33.50	–	–	–
LTIP	24-Nov-17	218,020	–	–	–	218,020	Aug 22	A$27.97	–	–	–
LTIP	9-Dec-16	192,360	–	–	–	192,360	Aug 21	A$25.98	–	–	–
LTIP	4-Dec-15	192,360	–	–	–	192,360	Aug 20	A$17.93	–	–	–
LTIP	19-Dec-14	127,310	–	–	127,310	–	21 Aug 19	A$28.98	–	–	–
Andrew Mackenzie(5)
STIP	20-Nov-19	–	25,845	–	–	25,845	Aug 21	A$37.24	–	–	–
STIP	18-Dec-18	52,061	–	–	–	52,061	Aug 20	A$33.50	–	–	–
STIP	24-Nov-17	56,217	–	56,217	–	–	21 Aug 19	A$27.97	A$35.25	A$1,982	A$256
LTIP	20-Nov-19	–	271,348	–	–	271,348	Aug 24	A$37.24	–	–	–
LTIP	18-Dec-18	304,523	–	–	–	304,523	Aug 23	A$33.50	–	–	–
LTIP	24-Nov-17	385,075	–	–	–	385,075	Aug 22	A$27.97	–	–	–
LTIP	9-Dec-16	339,753	–	–	–	339,753	Aug 21	A$25.98	–	–	–
LTIP	4-Dec-15	339,753	–	–	–	339,753	Aug 20	A$17.93	–	–	–
LTIP	19-Dec-14	224,859	–	–	224,859	–	21 Aug 19	A$28.98	–	–	–
Peter Beaven
STIP	20-Nov-19	–	19,003	–	–	19,003	Aug 21	A$37.24	–	–	–
STIP	18-Dec-18	30,964	–	–	–	30,964	Aug 20	A$33.50	–	–	–
STIP	24-Nov-17	36,145	–	36,145	–	–	21 Aug 19	A$27.97	A$35.25	A$1,274	A$165
LTIP	20-Nov-19	–	139,664	–	–	139,664	Aug 24	A$37.24	–	–	–
LTIP	18-Dec-18	156,739	–	–	–	156,739	Aug 23	A$33.50	–	–	–
LTIP	24-Nov-17	198,200	–	–	–	198,200	Aug 22	A$27.97	–	–	–
LTIP	9-Dec-16	174,873	–	–	–	174,873	Aug 21	A$25.98	–	–	–
LTIP	4-Dec-15	174,873	–	–	–	174,873	Aug 20	A$17.93	–	–	–
LTIP	19-Dec-14	115,736	–	–	115,736	–	21 Aug 19	A$28.98	–	–	–
Daniel Malchuk
STIP	20-Nov-19	–	16,786	–	–	16,786	Aug 21	A$37.24	–	–	–
STIP	18-Dec-18	33,686	–	–	–	33,686	Aug 20	A$33.50	–	–	–
STIP	24-Nov-17	28,070	–	28,070	–	–	21 Aug 19	A$27.97	A$35.25	A$989	A$128
LTIP	20-Nov-19	–	139,664	–	–	139,664	Aug 24	A$37.24	–	–	–
LTIP	18-Dec-18	156,739	–	–	–	156,739	Aug 23	A$33.50	–	–	–
LTIP	24-Nov-17	198,200	–	–	–	198,200	Aug 22	A$27.97	–	–	–
LTIP	9-Dec-16	174,873	–	–	–	174,873	Aug 21	A$25.98	–	–	–
LTIP	4-Dec-15	174,873	–	–	–	174,873	Aug 20	A$17.93	–	–	–
LTIP	19-Dec-14	115,736	–	–	115,736	–	21 Aug 19	A$28.98	–	–	–
Geraldine Slattery
STIP	20-Nov-19	–	6,628	–	–	6,628	Aug 21	A$37.24	–	–	–
LTIP	20-Nov-19	–	104,748	–	–	104,748	Aug 24	A$37.24	–	–	–
MAP	21-Feb-19	28,527	–	–	–	28,527	Aug 23	A$34.83	–	–	–
MAP	21-Feb-19	28,527	–	–	–	28,527	Aug 22	A$34.83	–	–	–
MAP	24-Sep-18	28,527	–	–	–	28,527	Aug 21	A$33.83	–	–	–
MAP	25-Sep-17	34,349	–	–	–	34,349	Aug 20	A$25.98	–	–	–
MAP	31-Oct-16	21,775	–	21,775	–	–	21 Aug 19	A$23.07	A$35.25	A$768	–
GSTIP	25-Sep-17	14,951	–	14,951	–	–	21 Aug 19	A$25.98	A$35.25	A$527	–

(1)

Where the vesting date is not yet known, the estimated vesting month is shown. Where awards lapse, the lapse date is shown. If the vesting conditions are met, awards will vest on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June of the preceding year of vest. The year of vesting is the second (STIP, CDP two-year awards and GSTIP), third (MAP), fourth (MAP) or fifth (MAP, CDP five-year awards and LTIP) financial year after grant. All awards are conditional awards and have no exercise period, exercise price or expiry date; instead ordinary fully paid shares are automatically delivered upon the vesting conditions being met. Where vesting conditions are not met, the conditional awards will immediately lapse.

(2)

The market price shown is the closing price of BHP shares on the relevant date of grant. No price is payable by the individual to receive a grant of awards. The IFRS fair value of the STIP and LTIP awards granted in FY2020 is at the grant date of 20 November 2019, and are as follows: STIP – A$37.24 and LTIP – A$20.07.

(3)	The market price shown is the closing price of BHP shares on the relevant date of vest.

(4)

The gain on awards is calculated using the market price on date of vesting or exercise (as applicable) less any exercise price payable. The amounts that vested and were lapsed for the awards during FY2020 are as follows: STIP – 100 per cent vested; LTIP – 100 per cent lapsed; GSTIP – 100 per cent vested; MAP – 100 per cent vested.

(5)

Awards shown as held by Andrew Mackenzie at 30 June 2020 are his balances at the date he ceased being CEO and Executive Director (31 December 2019). The subsequent treatment of his awards is set out in sections 3.3.13 and 3.3.24.

3.3.20    Estimated value range of equity awards

The current face value (and estimate of the maximum possible total value) of equity awards allocated during FY2020 and yet to vest are the awards as set out in the previous table multiplied by the current share price of BHP Group Limited or BHP Group Plc as applicable. The minimum possible total value of the awards is nil.

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

Five-year share price, dividend and earnings history

		FY2020	FY2019		FY2018	FY2017	FY2016
BHP Group Limited	Share price at beginning of year	A$41.68	A$33.60		A$23.23	A$19.09	A$26.58
	Share price at end of year	A$35.82	A$41.16		A$33.91	A$23.28	A$18.65
	Dividends paid	A$2.13	A$3.08	(1)	A$1.24	A$0.72	A$1.09
BHP Group Plc	Share price at beginning of year	£20.33	£16.53		£12.15	£9.40	£12.58
	Share price at end of year	£16.54	£20.15		£17.06	£11.76	£9.43
	Dividends paid	£1.13	£1.70	(1)	£0.72	£0.44	£0.51
BHP	Attributable profit/(loss) (US$M, as reported)	7,956	8,306		3,705	5,890	(6,385)

(1)	The FY2019 dividends paid includes A$1.41 or £0.80 in respect of the special dividend associated with the divestment of Onshore US.

The highest share prices during FY2020 were A$42.08 for BHP Group Limited shares and £20.49 for BHP Group Plc shares. The lowest share prices during FY2020 were A$25.20 and £9.40, respectively.

3.3.21    Ordinary share holdings and transactions

The number of ordinary shares in BHP Group Limited or in BHP Group Plc held directly, indirectly or beneficially, by each individual (including shares held in the name of all close members of the Director’s or Executive KMP’s family and entities over which either the Director or Executive KMP or the family member has, directly or indirectly, control, joint control or significant influence) are shown below. No shares are held nominally by any KMP or their related parties. There have been no changes in the interests of any Directors in the period to 3 September 2020 (being not less than one month prior to the date of the notice of the 2020 AGMs), except as noted below. These are ordinary shares held without performance conditions or restrictions and are included in MSR calculations for each individual.

The interests of Directors and Executive KMP in the ordinary shares of each of BHP Group Limited and BHP Group Plc as at 30 June 2020 did not exceed on an individual basis or in the aggregate 1 per cent of BHP Group Limited’s or BHP Group Plc’s issued ordinary shares.

	BHP Group Limited shares					BHP Group Plc shares
	Held at 1 July 2019	Purchased	Received as remuneration (1)	Sold	Held at 30 June 2020	Held at 1 July 2019	Purchased	Received as remuneration (1)	Sold	Held at 30 June 2020
Executive Director
Mike Henry	98,062	–	41,080	19,073	120,069	196,262	–	–	–	196,262
Andrew Mackenzie (2)	93,051	–	63,486	31,309	125,228	266,205	–	–	–	266,205

Other Executive KMP
Peter Beaven	240,262	–	40,819	19,794	261,287	–	–	–	–	–
Daniel Malchuk	174,355	–	31,700	11,447	194,608	–	–	–	–	–
Geraldine Slattery (3)	49,701	–	36,726	14,907	71,520	–	–	–	–	–

Non-executive Directors
Terry Bowen	11,000	–	–	–	11,000	–	–	–	–	–
Malcolm Broomhead	19,000	–	–	–	19,000	–	–	–	–	–
Ian Cockerill	5,259	3,500	–	–	8,759	3,500	–	–	–	3,500
Anita Frew	–	–	–	–	–	15,000	–	–	–	15,000
Gary Goldberg (3)(4)	–	10,000	–	–	10,000	–	–	–	–	–
Carolyn Hewson (2)	19,000	5,638	–	–	24,638	–	–	–	–	–
Susan Kilsby	–	–	–	–	–	–	6,900	–	–	6,900
Ken MacKenzie	52,351	–	–	–	52,351	–	–	–	–	–
Lindsay Maxsted	18,000	–	–	–	18,000	–	–	–	–	–
John Mogford	–	–	–	–	–	12,000	–	–	–	12,000
Shriti Vadera	–	–	–	–	–	25,000	–	–	–	25,000
Dion Weisler (4)	1,544	–	–	–	1,544	–	–	–	–	–

(1)	Includes DEP in the form of shares on equity awards vesting as disclosed in section 3.3.18.

(2)	The closing balances for Andrew Mackenzie and Carolyn Hewson reflect their shareholdings on the date that each ceased being KMP, being 31 December 2019 and 7 November 2019, respectively.

(3)	The following BHP Group Limited shares were held in the form of American Depositary Shares: Geraldine Slattery (868 BHP Group Limited) and Gary Goldberg (5,000 BHP Group Limited).

(4)	The opening balances for Gary Goldberg and Dion Weisler reflect their shareholdings on the date that each became KMP being 1 February 2020 and 1 June 2020 respectively.

3.3.22    Prohibition on hedging of BHP Group shares and equity instruments

The CEO and other Executive KMP may not use unvested BHP equity awards as collateral or protect the value of any unvested BHP equity awards or the value of shares and securities held as part of meeting the MSR.

Any securities that have vested and are no longer subject to restrictions may be subject to hedging arrangements or used as collateral, provided that prior consent is obtained.

3.3.23    Share ownership guidelines and the MSR

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

For FY2020:

•

the MSR for the CEO was five times annual pre-tax base salary and Mike Henry’s shareholding was 4.1 times his annual pre-tax base salary at the end of FY2020. As at the date of this Report, Mike met the MSR;

•

the MSR for other Executive KMP was three times annual pre-tax base salary. At the end of FY2020, Peter Beaven and Daniel Malchuk met the MSR, while Geraldine Slattery did not as she was appointed as Executive KMP on 18 March 2019.

•	No other Executive KMP sold shares during FY2020, other than to satisfy taxation obligations.

Effective 1 July 2020, a two-year post-retirement shareholding requirement for the CEO applies from the date of retirement, which will be the lower of the CEO’s MSR or the CEO’s actual shareholding at the date of retirement.

Subject to securities dealing constraints, Non-executive Directors have agreed to apply at least 25 per cent of their remuneration (base fees plus Committee fees) to the purchase of BHP shares until they achieve an MSR equivalent in value to one year of remuneration (base fees plus Committee fees). Thereafter, they must maintain at least that level of shareholding throughout their tenure. At the end of FY2020, each Non-executive Director met the MSR with the exception of Susan Kilsby and Dion Weisler as they only recently joined the Board on 1 April 2019 and 1 June 2020 respectively. As at the date of this Report and since their commencement, Susan and Dion each hold shares that satisfy their requirement to build shareholdings to the MSR equivalent of 25 per cent of their annual remuneration.

3.3.24    Payments to past Directors and for loss of office

UK regulations require the inclusion in the Remuneration Report of certain payments to past Directors and payments made for loss of office.

The following payments were made to Andrew Mackenzie that relate to the period when he was no longer an Executive Director and CEO and which have not been reported in sections 3.3.1 and 3.3.18:

•

48 per cent of the 322,765 retained LTIP awards granted in 2015, reduced from 339,753 awards originally granted and prorated for time served at the time of departure, vested on 19 August 2020. The value of these awards for Andrew was US$5.317 million, including a related DEP of US$0.919 million which was paid in shares.

•	Fixed remuneration comprising base salary, pension contributions and applicable benefits valued at US$0.533 million was provided to Andrew for the period 1 January to 31 March 2020.

•	Upon his retirement from BHP, Andrew received his outstanding accrued statutory leave entitlements valued at US$0.500 million.

The Remuneration Committee has adopted a de minimis threshold of US$7,500 for disclosure of payments to past Directors under UK requirements.

There were no payments made for loss of office in FY2020.

3.3.25    Relative importance of spend on pay

The table below sets out the total spend for Continuing operations on employee remuneration during FY2020 (and the prior year) compared with other significant expenditure items, and includes items as prescribed in the UK requirements. BHP has included tax payments and purchases of property, plant and equipment being the most significant other outgoings in monetary terms.

US$ million	FY2020	FY2019
Aggregate employee benefits expense	4,120	4,117
Dividends paid to BHP shareholders	6,876	11,395
Share buy-backs	–	5,220
Income tax paid and royalty-related taxation paid (net of refunds)	5,944	5,940
Purchases of property, plant and equipment	6,900	6,250

3.3.26    Transactions with KMP

During the financial year, there were no transactions between the Group and its subsidiaries and KMP (including their related parties) (2019: US$ nil; 2018: US$ nil). There were no amounts payable by, or loans with, KMP (including their related parties) at 30 June 2020 (2019: US$ nil).

A number of KMP hold or have held positions in other companies (i.e. personally related entities), where it is considered they control or significantly influence the financial or operating policies of those entities. There have been no transactions with those entities and no amounts were owed by the Group to personally related entities or any other related parties (2019: US$ nil).

This Remuneration Report was approved by the Board on 3 September 2020 and signed on its behalf by:

Susan Kilsby
Chair, Remuneration Committee
3 September 2020

Section 4

Directors’ Report

In this section

The information presented by the Directors in this Directors’ Report relates to BHP Group Limited, BHP Group Plc and their respective subsidiaries. Section 1 ‘Strategic Report’ (which includes the Chair’s Review in section 1.1 and the Chief Executive Officer’s Report in section 1.2, and incorporates the operating and financial review), section 2 ‘Governance at BHP’, section 3 ‘Remuneration Report’, section 5.5 ‘Lead Auditor’s Independence Declaration’ and section 7 ‘Shareholder information’ are each incorporated by reference into, and form part of, this Directors’ Report. In addition, for the purposes of UK law, the Strategic Report in section 1 and the Remuneration Report in section 3 form separate reports and have been separately approved by the Board for that purpose.

For the purpose of the Financial Conduct Authority’s (FCA) Listing Rule 9.8.4C R, the applicable information required to be disclosed in accordance with FCA Listing Rule 9.8.4 R is set out in the sections below.

Applicable information required by FCA Listing Rule 9.8.4 R	Section in this Annual Report
(1) Interest capitalised by the Group	Section 5, note 21

Paragraphs (2), (4), (5), (6), (7), (8), (9), (10), (11), (12), (13) and (14) of Listing Rule 9.8.4 R are not applicable.

The Directors confirm, on the advice of the Risk and Audit Committee (RAC), that they consider the Annual Report (including the Financial Statements), taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess BHP’s position, performance, business model and strategy.

4.1    Review of operations, principal activities and state of affairs

A review of the operations of BHP during FY2020, the results of those operations during FY2020 and the expected results of those operations in future financial years are set out in section 1, in particular in 1.1 to 1.8, 1.11 and 1.12 and in other material in this Annual Report. Information on the development of BHP and likely developments in future years also appears in those sections.

Our principal activities during FY2020 are disclosed in section 1. We are among the world’s top producers of major commodities, including iron ore, metallurgical coal and copper. We also have substantial interests in oil, gas and energy coal. No significant changes in the nature of BHP’s principal activities occurred during FY2020 other than as disclosed in section 1.

There were no significant changes in BHP’s state of affairs that occurred during FY2020 and no significant post balance date events other than as disclosed in section 1 and note 34 in section 5.

No other matter or circumstance has arisen since the end of FY2020 that has significantly affected or is expected to significantly affect the operations, the results of operations or state of affairs of BHP in future years.

4.2    Share capital and buy-back programs

At the Annual General Meetings held in 2018 and 2019, shareholders authorised BHP Group Plc to make on-market purchases of up to 211,207,180 of its ordinary shares, representing 10 per cent of BHP Group Plc’s issued share capital at that time. During FY2020, we did not make any on-market or off-market purchases of BHP Group Limited or BHP Group Plc shares under any share buy-back program. As at the date of this Directors’ Report, there were no current on-market buy-backs. Shareholders will be asked at the 2020 Annual General Meetings to renew this authority. As at the date of this Directors’ Report, there is no intention to exercise this authority.

Some of our executives receive rights over BHP shares as part of their remuneration arrangements. Entitlements may be satisfied by the transfer of existing shares, which are acquired on-market by the Employee Share Ownership Plan (ESOP) Trusts or, in respect of some entitlements, by the issue of shares.

The number of shares referred to in column A below were purchased to satisfy awards made under the various BHP Group Limited and BHP Group Plc employee share schemes during FY2020.

Period	A Total number of shares purchased and transferred to employees to satisfy employee awards	B Average price paid per share (1) US$	C Total number of shares purchased as part of publicly announced plans or programs	D Maximum number of shares that may yet be purchased under the plans or programs
				BHP Group Limited(2)	BHP Group Plc
1 Jul 2019 to 31 Jul 2019	–	–	–	–	211,207,180	(3)
1 Aug 2019 to 31 Aug 2019	4,094,559	25.07	–	–	211,207,180	(3)
1 Sep 2019 to 30 Sep 2019	–	–	–	–	211,207,180	(3)
1 Oct 2019 to 31 Oct 2019	–	–	–	–	211,207,180	(3)
1 Nov 2019 to 30 Nov 2019	–	–	–	–	211,207,180	(3)
1 Dec 2019 to 31 Dec 2019	–	–		–	211,207,180	(3)
1 Jan 2020 to 31 Jan 2020	–	–	–	–	211,207,180	(3)
1 Feb 2020 to 29 Feb 2020	–	–	–	–	211,207,180	(3)
1 Mar 2020 to 31 Mar 2020	1,714,630	19.42	–	–	211,207,180	(3)
1 Apr 2020 to 30 Apr 2020	132,286	19.45	–	–	211,207,180	(3)
1 May 2020 to 31 May 2020	219,011	22.65	–	–	211,207,180	(3)
1 Jun 2020 to 30 Jun 2020	–	–	–	–	211,207,180	(3)

Total	6,160,486	23.29	–	–	211,207,180	(3)

(1)	The shares were purchased in the currency of the stock exchange on which the purchase took place and the sale price has been converted into US dollars at the exchange rate on the day of purchase.

(2)

BHP Group Limited is able to buy-back and cancel BHP Group Limited shares within the ‘10/12 limit’ without shareholder approval in accordance with section 257B of the Australian Corporations Act 2001. Any future on-market share buy-back program would be conducted in accordance with the Australian Corporations Act 2001 and with the ASX Listing Rules.

(3)

At the Annual General Meetings held during 2018 and 2019, shareholders authorised BHP Group Plc to make on-market purchases of up to 211,207,180 of its ordinary shares, representing 10 per cent of BHP Group Plc’s issued capital at the time.

4.3    Results, financial instruments and going concern

Information about the Group’s financial position and financial results is included in the Financial Statements in this Annual Report. The Consolidated Income Statement shows profit attributable to BHP members of US$8.0 billion in FY2020, compared with a profit of US$8.3 billion in FY2019.

BHP’s business activities, together with the factors likely to affect its future development, performance and position, are discussed in section 1. In addition, sections 1.3 to 1.5 and 2.13, and note 22 ‘Financial risk management’ in section 5 outline BHP’s capital management objectives, its approach to financial risk management and exposure to financial risks, liquidity and borrowing facilities.

The Directors, having made appropriate enquiries, have a reasonable expectation that BHP has adequate resources to continue in operational existence for the foreseeable future. Therefore, they continue to adopt the going concern basis of accounting in preparing the annual Financial Statements.

4.4    Directors

The Directors who served at any time during FY2020 or up until the date of this Directors’ Report were Ken MacKenzie, Mike Henry, Andrew Mackenzie, Terry Bowen, Malcolm Broomhead, Ian Cockerill, Anita Frew, Gary Goldberg, Carolyn Hewson, Susan Kilsby, Lindsay Maxsted, John Mogford, Shriti Vadera and Dion Weisler. Further details of the current Directors of BHP Group Limited and BHP Group Plc are set out in section 2.2. These details include the period for which each Director held office up to the date of this Directors’ Report, their qualifications, experience and particular responsibilities, the directorships held in other listed companies since 1 July 2017 and the period for which each directorship has been held.

Carolyn Hewson served as a Non-executive Director of BHP Group Limited and BHP Group Plc from March 2010 until her retirement on 7 November 2019. Lindsay Maxsted served as a Non-executive Director of BHP Group Limited and BHP Group Plc from March 2011 until he retired on 4 September 2020.

Andrew Mackenzie served as Chief Executive Officer of BHP Group Limited and BHP Group Plc until his retirement on 31 December 2019.

Mike Henry was appointed as Chief Executive Officer of BHP Group Limited and BHP Group Plc with effect from 1 January 2020. In accordance with the BHP Group Limited Constitution and BHP Group Plc Articles of Association, he will seek election at the 2020 Annual General Meetings.

Gary Goldberg, Dion Weisler and Xiaoqun Clever were appointed as Non-executive Directors of BHP Group Limited and BHP Group Plc with effect from 1 February 2020, 1 June 2020 and 1 October 2020 respectively. In accordance with the BHP Group Limited Constitution and BHP Group Plc Articles of Association, they will seek election at the 2020 Annual General Meetings.

Shriti Vadera has announced that she will retire as a Non-executive Director of BHP Group Limited and BHP Group Plc at the conclusion of the BHP Group Plc Annual General Meeting in October 2020.

The number of meetings of the Board and its Committees held during the year and each Director’s attendance at those meetings are set out in section 2.4.

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

4.5.2    Directors

Section 3.3.21 sets out the relevant interests in shares in BHP Group Limited and BHP Group Plc of the Directors who held office during FY2020, at the beginning and end of FY2020. No rights or options over shares in BHP Group Limited and BHP Group Plc are held by any of the Non-executive Directors. Interests held by the Executive Director under employee equity plans as at 30 June 2020 are set out in the tables showing interests in incentive plans contained in section 3.3.19. Except for Mike Henry, as at the date of this Directors’ Report, the information pertaining to shares in BHP Group Limited and BHP Group Plc held directly, indirectly or beneficially by Directors is the same as set out in the table in section 3.3.21. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities.

Non-executive Directors have agreed to apply at least 25 per cent of their remuneration (base fees plus committee fees) to the purchase of shares in BHP Group Limited and BHP Group Plc until they achieve a shareholding equivalent in value to one year’s remuneration (base fees plus committee fees). Thereafter, Non-executive Directors must maintain at least that level of shareholding throughout their tenure. All dealings by Directors are subject to mandatory minimum performance requirements for securities dealing and are reported to the Board and to the stock exchanges. Information on our policy governing the use of hedging arrangements over shares in BHP by Directors and other members of the KMP is set out in section 3.3.22.

As at the date of this Directors’ Report, Mike Henry held:

•	(either directly, indirectly or beneficially) 196,262 shares in BHP Group Plc and 198,979 shares in BHP Group Limited

•	rights and options over nil shares in BHP Group Plc and 753,844 shares in BHP Group Limited

We have not made available to any Director any interest in a registered scheme.

4.5.3    Key Management Personnel

Section 3.3.21 sets out the relevant interests in shares in BHP Group Limited and BHP Group Plc held directly, indirectly or beneficially at the beginning and end of FY2020 by those senior executives who were Executive KMP (other than the Executive Director) during FY2020. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities. Interests held by members of the Executive KMP under employee equity plans as at 30 June 2020 are set out in the tables contained in section 3.3.19.

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

Executive KMP member	BHP Group entity	As at date of Directors’ Report
Edgar Basto	BHP Group Limited BHP Group Plc	134,863 –
Peter Beaven	BHP Group Limited BHP Group Plc	332,107 –
Daniel Malchuk	BHP Group Limited BHP Group Plc	276,986 –
Geraldine Slattery	BHP Group Limited BHP Group Plc	97,325 –

4.6    Secretaries

Caroline Cox is the Group General Counsel and Company Secretary. Details of her qualifications and experience are set out in section 2.2. The following people also acted during FY2020 as Company Secretaries of BHP Group Limited and BHP Group Plc: Rachel Agnew, BComm (Economics), LLB (Hons), GAICD, until 1 September 2020 and Geof Stapledon, BEc, LLB (Hons), DPhil, FCIS. Each individual has experience in a company secretariat role or other relevant fields arising from time spent in roles within BHP, other large listed companies or other relevant entities.

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

From time to time, we engage our External Auditor, Ernst & Young (EY), to conduct non-statutory audit work and provide other services in accordance with our policy on the provision of other services by the External Auditor. The terms of engagement in the United Kingdom include that we must compensate and reimburse EY LLP for, and protect EY LLP against, any loss, damage, expense, or liability incurred by EY LLP in respect of third party claims arising from a breach by BHP of any obligation under the engagement terms.

We have insured against amounts that we may be liable to pay to Directors, Company Secretaries or certain employees (including former Officers) pursuant to Rule 146 of the Constitution of BHP Group Limited and Article 146 of the Articles of Association of BHP Group Plc or that we otherwise agree to pay by way of indemnity. The insurance policy also insures Directors, Company Secretaries and some employees (including former Officers) against certain liabilities (including legal costs) they may incur in carrying out their duties. For this Directors’ and Officers’ insurance, we paid premiums of US$20,560,322 net during FY2020.

During FY2020, BHP paid defence costs for certain employees and former employees of BHP Brasil (Affected Individuals) in relation to the charges filed by the Federal Prosecutors’ Office against BHP Brasil and the Affected Individuals.

Other than as set out above, no indemnity in favour of a current or former officer of BHP Group Limited or BHP Group Plc, or in favour of the External Auditor, was called on during FY2020.

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

For more information on employee engagement and employee policies, including communications and regarding disabilities, refer to section 1.4.3, 1.6.1, and 2.6.2.

4.9    Corporate governance

The FCA’s Disclosure and Transparency Rules (DTR 7.2) require that certain information be included in a corporate governance statement. BHP has an existing practice of issuing a corporate governance statement as part of our Annual Report that is incorporated into the Directors’ Report by reference. The information required by the Disclosure and Transparency Rules and the FCA’s Listing Rules (LR 9.8.6) is located in section 2, with the exception of the information referred to in LR 9.8.6 (1), (3) and (4) and DTR 7.2.6, which is located in sections 4.2, 4.3, 4.5.2 and 4.18.

4.10    Dividends

A final dividend of 55 US cents per share will be paid on 22 September 2020, resulting in total dividends determined in respect of FY2020 of 120 US cents per share. Details of the dividends paid are set out in notes 15 ‘Share capital’ and 17 ‘Dividends’ in section 5, and details of the Group’s dividend policy are set out in sections 1.4.5, 1.4.7 and 7.7.

4.11    Auditors

No current officer of BHP has held the role of director or partner of the Group’s current external auditor. During FY2020, Lindsay Maxsted was the only officer of BHP who, prior to his appointment as an officer of BHP, previously held the role of director or partner of the Group’s former external auditor, at a time when the Group’s former external auditor conducted an audit of BHP. His prior relationship with KPMG (BHP’s former external auditor) is outlined in section 2.9. Lindsay Maxsted was not part of the KPMG audit practice after 1980 and, while at KPMG, was not in any way involved in, or able to influence, any audit activity associated with BHP.

Each person who held the office of Director at the date the Board approved this Directors’ Report made the following statements:

•	so far as the Director is aware, there is no relevant audit information of which BHP’s External Auditor is unaware

•

the Director has taken all steps that he or she ought to have taken as a Director to make him or herself aware of any relevant audit information and to establish that BHP’s External Auditor is aware of that information

This confirmation is given pursuant to section 418 of the UK Companies Act 2006 and should be interpreted in accordance with, and subject to, those provisions.

Consistent with the UK and EU requirements in regard to audit firm tender and rotation, BHP conducted an audit tender during FY2017.

After a comprehensive tender process, at a meeting held on 16 August 2017, the Board selected EY as its independent registered public accounting firm from the financial year beginning 1 July 2019, and our shareholders approved EY’s appointment at the Annual General Meetings in 2019.

4.12    Non-audit services

Details of the non-audit services undertaken by BHP’s External Auditor, including the amounts paid for non-audit services, are set out in note 35 ‘Auditor’s remuneration’ in section 5. All non-audit services were approved in accordance with the process set out in the Policy on Provision of Audit and Other Services by the External Auditor. No non-audit services were carried out that were specifically excluded by the Policy on Provision of Audit and Other Services by the External Auditor. Based on advice provided by the RAC, the Directors have formed the view that the provision of non-audit services is compatible with the general standard of independence for auditors, and that the nature of non-audit services means that auditor independence was not compromised. For a statement of the reasons for this view and for more information about our policy in relation to the provision of non-audit services by the auditor, refer to section 2.10.

4.13    Political donations

We maintain a position of impartiality with respect to party politics and do not make political contributions or expenditure/donations for political purposes to any political party, politician, elected official or candidate for public office. We do, however, contribute to the public debate of policy issues that may affect BHP in the countries in which we operate.

No political contributions/donations for political purposes were made by BHP to any political party, politician, elected official or candidate for public office during FY2020.(1)

4.14    Exploration, research and development

Companies within the Group carry out exploration and research and development necessary to support their activities. Details are provided in sections 1.5.3, 1.9 to 1.11 and 6.4.

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

4.17    Performance in relation to environmental regulation

BHP seeks to be compliant with all applicable environmental laws and regulations relevant to its operations. We monitor compliance on a regular basis, including through external and internal means, to minimise the risk of non-compliance. For more information on BHP’s performance in relation to health, safety and the environment, refer to section 1.7.

Fines and prosecutions

For the purposes of section 299 (1)(f) of the Australian Corporations Act 2001, in FY2020 BHP levied six fines in relation to Australian environmental laws and regulations at our operated assets, the total amount payable being US$216,229. Two fines were received at Blackwater: noise exceedance (US$9,123) and mine affected water (US$8,937). One fine was received at Goonyella: unauthorised release (US$135,733) and one fine at Saraji: tailings pipeline breach (US$8,830). One fine was received at NSWEC: dust event (US$10,198) and one fine at Nickel West: mining disturbance footprint non adherence (US$43,408).

Greenhouse gas emissions

Regulations made under the UK Companies Act 2006 requires BHP, to the extent practicable, to obtain relevant information on the Group’s annual quantity of greenhouse gas emissions, which is reported in tonnes of carbon dioxide equivalent, and the Group’s energy consumption. In accordance with those UK requirements, information on BHP’s total FY2020 greenhouse gas emissions and intensity and energy consumption has been included in sections 1.4.8, 1.7.8 and 6.6.

For more information on environmental performance, including environmental regulation, refer to section 1.7.

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

4.18    Share capital, restrictions on transfer of shares and other additional information

Information relating to BHP Group Plc’s share capital structure, restrictions on the holding or transfer of its securities or on the exercise of voting rights attaching to such securities, certain agreements triggered on a change of control and the existence of branches of BHP outside of the United Kingdom, is set out in the following sections:

•	Section 1.9.1 (Our locations)

•	Section 4.2 (Share capital and buy-back programs)

•	Section 7.3 (Organisational structure)

•	Section 7.4 (Material contracts)

•	Section 7.5 (Constitution)

•	Section 7.6 (Share ownership)

•	Section 7.9 (Government regulations)

•	Note 15 ‘Share capital’ and note 24 ‘Employee share ownership plans’ in section 5

As at the date of this Directors’ Report, there were 14,978,955 unvested equity awards outstanding in relation to BHP Group Limited ordinary shares held by 15,795 holders and 364,889 unvested equity awards outstanding in relation to BHP Group Plc ordinary shares held by 998 holders. The expiry dates of these unvested equity awards range between April 2021 and August 2024 and there is no exercise price. No options over unissued shares or unissued interests in BHP have been granted since the end of FY2020 and no shares or interests were issued as a result of the exercise of an option over unissued shares or interests since the end of FY2020. Further details are set out in note 24 ‘Employee share ownership plans’ in section 5. Details of movements in share capital during and since the end of FY2020 are set out in note 15 ‘Share capital’ in section 5.

The Directors’ Report is approved in accordance with a resolution of the Board.

Ken MacKenzie	Mike Henry
Chair	Chief Executive Officer
Dated: 3 September 2020

Section 5

Financial Statements

Refer to the pages beginning on page F-1 in this annual report.

Section 6

Additional information

In this section

6.1    Alternative Performance Measures

We use various Alternative Performance Measures (APMs) to reflect our underlying financial performance.

These APMs are not defined or specified under the requirements of IFRS, but are derived from the Group’s Consolidated Financial Statements prepared in accordance with IFRS. The APMs are consistent with how management review the financial performance of the Group with the Board and the investment community.

Sections 6.1.1 and 6.1.2 outline why we believe the APMs are useful and the calculation methodology. We believe these APMs provide useful information, but they should not be considered as an indication of or as a substitute for statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position.

The following tables provide reconciliations between the APMs and their nearest respective IFRS measure.

The measures and below reconciliations included in this section for the year ended 30 June 2020 and comparative periods are unaudited and have been derived from the Group’s Consolidated Financial Statements.

Exceptional items

To improve the comparability of underlying financial performance between reporting periods, some of our APMs adjust the relevant IFRS measures for exceptional items. For more information on exceptional items, refer to note 3 ‘Exceptional items’ in section 5.1.

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Group’s Consolidated Financial Statements. The exceptional items included within the Group’s profit from Continuing and Discontinued operations for the financial years are detailed below.

Year ended 30 June	2020 US$M	2019 US$M	2018 US$M
Continuing operations
Revenue	–	–	–
Other income	489	50	–
Expenses excluding net finance costs, depreciation, amortisation and impairments	(1,025)	(57)	(57)
Depreciation and amortisation	–	–	–
Net impairments	(409)	–	–
(Loss)/profit from equity accounted investments, related impairments and expenses	(508)	(945)	(509)

Profit/(loss) from operations	(1,453)	(952)	(566)

Financial expenses	(93)	(108)	(84)
Financial income	–	–	–

Net finance costs	(93)	(108)	(84)

Profit/(loss) before taxation	(1,546)	(1,060)	(650)

Income tax benefit/(expense)	241	242	(2,320)
Royalty-related taxation (net of income tax benefit)	–	–	–

Total taxation benefit/(expense)	241	242	(2,320)

Profit/(loss) after taxation from Continuing operations	(1,305)	(818)	(2,970)

Discontinued operations
Profit/(loss) after taxation from Discontinued operations	–	–	(2,258)

Profit/(loss) after taxation from Continuing and Discontinued operations	(1,305)	(818)	(5,228)

Total exceptional items attributable to non-controlling interests	(201)	–	–
Total exceptional items attributable to BHP shareholders	(1,104)	(818)	(5,228)

Exceptional items attributable to BHP shareholders per share (US cents)	(21.9)	(15.8)	(98.2)

Weighted basic average number of shares (Million)	5,057	5,180	5,323

APMs derived from Consolidated Income Statement

Underlying attributable profit

Year ended 30 June	2020 US$M	2019 US$M	2018 US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	7,956	8,306	3,705
Total exceptional items attributable to BHP shareholders (1)	1,104	818	5,228

Underlying attributable profit	9,060	9,124	8,933

(1)	For more information, refer to note 3 ‘Exceptional items’ in section 5.1.

Underlying attributable profit – Continuing operations

Year ended 30 June	2020 US$M	2019 US$M	2018 US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	7,956	8,306	3,705
Loss attributable to members of BHP for Discontinued operations	–	342	2,947
Total exceptional items attributable to BHP shareholders (1)	1,104	818	5,228
Total exceptional items attributable to BHP shareholders for Discontinued operations (1)	–	–	(2,258)

Underlying attributable profit – Continuing operations	9,060	9,466	9,622

(1)	For more information, refer to note 3 ‘Exceptional items’ in section 5.1.

Underlying basic earnings per share

Year ended 30 June	2020 US cents	2019 US cents	2018 US cents
Basic earnings per ordinary share	157.3	160.3	69.6
Exceptional items attributable to BHP shareholders per share (1)	21.9	15.8	98.2

Underlying basic earnings per ordinary share	179.2	176.1	167.8

(1)	For more information, refer to note 3 ‘Exceptional items’ in section 5.1.

Underlying EBITDA

Year ended 30 June	2020 US$M	2019 US$M	2018 US$M
Profit from operations	14,421	16,113	15,996
Exceptional items included in profit from operations (1)	1,453	952	566

Underlying EBIT	15,874	17,065	16,562

Depreciation and amortisation expense	6,112	5,829	6,288
Net impairments	494	264	333
Exceptional item included in Depreciation, amortisation and impairments (1)	(409)	–	–

Underlying EBITDA	22,071	23,158	23,183

(1)	For more information, refer to note 3 ‘Exceptional items’ in section 5.1.

Underlying EBITDA – Segment

Year ended 30 June 2020 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations (2)	Total Group
Profit from operations	744	1,362	12,310	793	(788)	14,421
Exceptional items included in profit from operations (1)	6	1,228	614	18	(413)	1,453
Depreciation and amortisation expense	1,445	1,740	1,608	807	512	6,112
Net impairments	12	426	22	14	20	494
Exceptional item included in Depreciation, amortisation and impairments (1)	–	(409)	–	–	–	(409)

Underlying EBITDA	2,207	4,347	14,554	1,632	(669)	22,071

Year ended 30 June 2019 US$M Restated	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations (2)	Total Group
Profit from operations	2,480	2,587	8,426	3,400	(780)	16,113
Exceptional items included in profit from operations (1)	–	–	971	–	(19)	952
Depreciation and amortisation expense	1,560	1,835	1,653	632	149	5,829
Net impairments	21	128	79	35	1	264
Exceptional item included in Depreciation, amortisation and impairments (1)	–	–	–	–	–	–

Underlying EBITDA	4,061	4,550	11,129	4,067	(649)	23,158

Year ended 30 June 2018 US$M Restated	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations (2)	Total Group
Profit from operations	1,598	4,389	6,656	3,682	(329)	15,996
Exceptional items included in profit from operations (1)	–	–	539	–	27	566
Depreciation and amortisation expense	1,719	1,920	1,721	686	242	6,288
Net impairments	76	213	14	29	1	333
Exceptional item included in Depreciation, amortisation and impairments (1)	–	–	–	–	–	–

Underlying EBITDA	3,393	6,522	8,930	4,397	(59)	23,183

(1)	For more information, refer to note 3 ‘Exceptional items’ in section 5.1.

(2)

Group and unallocated items includes functions, other unallocated operations, including Potash, Nickel West and legacy assets (previously disclosed as closed mines in the Petroleum reportable segment), and consolidation adjustments. Comparative information for the year ended 30 June 2019 and 30 June 2018 have been restated to reflect the inclusion of legacy assets in Group and unallocated items.

Year ended 30 June 2020 US$M	Profit from operations	Exceptional items included in profit from operations (1)	Depreciation and amortisation	Net impairments	Exceptional item included in Depreciation, amortisation and impairments (1)	Underlying EBITDA
Potash	(130)	–	3	–	–	(127)
Nickel West	(113)	5	68	3	–	(37)
Corporate, legacy assets and eliminations	(545)	(418)	441	17	–	(505)

Total	(788)	(413)	512	20	–	(669)

Year ended 30 June 2019 US$M Restated	Profit from operations	Exceptional items included in profit from operations (1)	Depreciation and amortisation	Net impairments	Exceptional item included in Depreciation, amortisation and impairments (1)	Underlying EBITDA
Potash	(131)	–	4	–	–	(127)
Nickel West	91	–	11	–	–	102
Corporate, legacy assets and eliminations	(740)	(19)	134	1	–	(624)

Total	(780)	(19)	149	1	–	(649)

Year ended 30 June 2018 US$M Restated	Profit from operations	Exceptional items included in profit from operations (1)	Depreciation and amortisation	Net impairments	Exceptional item included in Depreciation, amortisation and impairments (1)	Underlying EBITDA
Potash	(139)	–	4	–	–	(135)
Nickel West	215	–	76	–	–	291
Corporate, legacy assets and eliminations	(405)	27	162	1	–	(215)

Total	(329)	27	242	1	–	(59)

(1)	For more information, refer to note 3 ‘Exceptional items’ in section 5.1.

Underlying EBITDA margin

Year ended 30 June 2020 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations (4)	Total Group
Revenue – Group production	4,031	9,577	20,782	6,242	1,128	41,760
Revenue – Third party products	39	1,089	15	–	28	1,171

Revenue	4,070	10,666	20,797	6,242	1,156	42,931

Underlying EBITDA – Group production (1)	2,209	4,306	14,561	1,632	(669)	22,039
Underlying EBITDA – Third party products (1)	(2)	41	(7)	–	–	32

Underlying EBITDA	2,207	4,347	14,554	1,632	(669)	22,071

Segment contribution to the Group’s Underlying EBITDA (2)	10%	19%	64%	7%		100%
Underlying EBITDA margin (3)	55%	45%	70%	26%		53%

Year ended 30 June 2019 US$M Restated	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations (4)	Total Group
Revenue – Group production	5,920	9,729	17,223	9,102	1,116	43,090
Revenue – Third party products	10	1,109	32	19	28	1,198

Revenue	5,930	10,838	17,255	9,121	1,144	44,288

Underlying EBITDA – Group production (1)	4,061	4,434	11,115	4,068	(649)	23,029
Underlying EBITDA – Third party products (1)	–	116	14	(1)	–	129

Underlying EBITDA	4,061	4,550	11,129	4,067	(649)	23,158

Segment contribution to the Group’s Underlying EBITDA (2)	17%	19%	47%	17%		100%
Underlying EBITDA margin (3)	69%	46%	65%	45%		53%

Year ended 30 June 2018 US$M Restated	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations (4)	Total Group
Revenue – Group production	5,396	11,432	14,756	8,887	1,222	41,693
Revenue – Third party products	12	1,349	54	2	19	1,436

Revenue	5,408	12,781	14,810	8,889	1,241	43,129

Underlying EBITDA – Group production (1)	3,392	6,462	8,929	4,398	(60)	23,121
Underlying EBITDA – Third party products (1)	1	60	1	(1)	1	62

Underlying EBITDA	3,393	6,522	8,930	4,397	(59)	23,183

Segment contribution to the Group’s Underlying EBITDA (2)	15%	28%	38%	19%		100%
Underlying EBITDA margin (3)	63%	57%	61%	49%		55%

(1)

We differentiate sales of our production from sales of third party products to better measure the operational profitability of our operations as a percentage of revenue. These tables show the breakdown between our production and third party products, which is necessary for the calculation of the Underlying EBITDA margin and margin on third party products.

We engage in third party trading for the following reasons:

•	Production variability and occasional shortfalls from our assets means that we sometimes source third party materials to ensure a steady supply of product to our customers.

•	To optimise our supply chain outcomes, we may buy physical product from third parties.

•	To support the development of liquid markets, we will sometimes source third party physical products and manage risk through both the physical and financial markets.

(2)	Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items.

(3)	Underlying EBITDA margin excludes third party products.

(4)

Group and unallocated items includes functions, other unallocated operations, including Potash, Nickel West and legacy assets (previously disclosed as closed mines in the Petroleum reportable segment), and consolidation adjustments. Comparative information for the year ended 30 June 2019 and 30 June 2018 have been restated to reflect the inclusion of legacy assets in Group and unallocated items. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties. Exploration and technology activities are recognised within relevant segments.

Effective tax rate

	2020			2019			2018
Year ended 30 June	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	13,510	(4,774)	35.3	15,049	(5,529)	36.7	14,751	(7,007)	47.5
Adjusted for:
Exchange rate movements	–	20		–	(25)		–	(152)
Exceptional items (1)	1,546	(241)		1,060	(242)		650	2,320

Adjusted effective tax rate	15,056	(4,995)	33.2	16,109	(5,796)	36.0	15,401	(4,839)	31.4

(1)	For more information, refer to note 3 ‘Exceptional items’ in section 5.1.

APMs derived from Consolidated Cash Flow Statement

Capital and exploration expenditure

Year ended 30 June	2020 US$M	2019 US$M	2018 US$M
Capital expenditure (purchases of property, plant and equipment)	6,900	6,250	4,979
Add: Exploration expenditure	740	873	874

Capital and exploration expenditure (cash basis) – Continuing operations	7,640	7,123	5,853

Capital and exploration expenditure – Discontinued operations	–	443	900

Capital and exploration expenditure (cash basis) – Total operations	7,640	7,566	6,753

Free cash flow

Year ended 30 June	2020 US$M	2019 US$M	2018 US$M
Net operating cash flows	15,706	17,871	18,461
Net investing cash flows	(7,616)	2,607	(5,921)

Free cash flow	8,090	20,478	12,540

Free cash flow – Continuing operations

Year ended 30 June	2020 US$M	2019 US$M	2018 US$M
Net operating cash flows from Continuing operations	15,706	17,397	17,561
Net investing cash flows from Continuing operations	(7,616)	(7,377)	(5,060)

Free cash flow – Continuing operations	8,090	10,020	12,501

APMs derived from Consolidated Balance Sheet

With effect from 1 July 2019, the net debt definition includes the fair value of derivative financial instruments used to hedge cash and borrowings.

Management believes this amendment is useful because it reflects the Group’s risk management strategy of reducing the volatility of net debt caused by fluctuations in foreign exchange and interest rates.

Net debt related derivative financial instruments are a subset of the other financial assets and liabilities represented on the Consolidated Balance Sheet. Prior period comparatives have been restated to reflect the change in net debt calculation.

As a result of the adoption of IFRS 16 ‘Leases’ from 1 July 2019, the current period ‘Total Interest bearing liabilities’ includes all leases under the new definition. The Group elected to apply the modified retrospective transition approach, with no restatement of comparative periods. Refer to note 38 ‘New and amended accounting standards and interpretations’ in section 5.1.

Vessel lease contracts that are priced with reference to a freight index, which did not meet the definition of a lease under IAS 17, now meet the definition of a lease under IFRS 16. These contracts are required to be remeasured at each reporting date to the prevailing freight index. While these liabilities are included in the Group interest bearing liabilities, they are excluded from the net debt calculation as they do not align with how the Group assesses net debt for decision making in relation to the Capital Allocation Framework. In addition, the freight index has historically been volatile which creates significant short-term fluctuation in these liabilities. As of 1 January 2020, the Group excludes these liabilities from its net debt calculation.

Net debt and gearing ratio

Year ended 30 June	2020 US$M	2019 US$M Restated	2018 US$M Restated
Interest bearing liabilities – Current	5,012	1,661	2,736
Interest bearing liabilities – Non current	22,036	23,167	24,069

Total interest bearing liabilities	27,048	24,828	26,805

Comprising:
Borrowing	23,605	24,113	26,003
Lease liabilities (1)	3,443	715	802

Less: Lease liability associated with index-linked freight contracts	1,160	–	–

Less: Cash and cash equivalents	13,426	15,613	15,871

Less: Net debt management related instruments (2)	433	(204)	(805)
Less: Net cash management related instruments (3)	(15)	(27)	134

Less: Total derivatives included in net debt	418	(231)	(671)

Net debt	12,044	9,446	11,605

Net assets	52,246	51,824	60,670

Gearing	18.7%	15.4%	16.1%

(1)	Reflects the impact of IFRS 16. Refer to note 20 ‘Leases’ in section 5.1.

(2)	Represents the net cross currency and interest rate swaps included within current and non-current other financial assets and liabilities.

(3)	Represents the net forward exchange contracts included within current and non-current other financial assets and liabilities.

Net debt waterfall

Year ended 30 June	2020 US$M	2019 US$M Restated
Net debt at the beginning of the period	(9,446)	(11,605)

Net operating cash flows	15,706	17,871
Net investing cash flows	(7,616)	2,607
Net financing cash flows	(9,752)	(20,528)

Net decrease in cash and cash equivalents from Continuing and Discontinued operations	(1,662)	(50)

Carrying value of interest bearing liability repayments	1,533	2,351

Carrying value of debt related instruments repayments	157	160

Carrying value of cash management related instruments proceeds	(451)	(427)

Fair value adjustment on debt (including debt related instruments)	88	44
Foreign exchange impacts on cash (including cash management related instruments)	(26)	94
IFRS 16 leases taken on at 1 July	(1,778)	–
Lease additions	(363)	–
Other	(96)	(13)

Non-cash movements	(2,175)	125

Net debt at the end of the period (1)	(12,044)	(9,446)

(1)	Includes US$1,633 million of additional leases due to the implementation of IFRS 16.

Net operating assets

The following table reconciles Net operating assets for the Group to Net assets on the Consolidated Balance Sheet:

Year ended 30 June	2020 US$M	2019 US$M
Net assets	52,246	51,824
Less: Non-operating assets
Cash and cash equivalents	(13,426)	(15,613)
Trade and other receivables (1)	(194)	(222)
Other financial assets (2)	(2,425)	(1,188)
Current tax assets	(366)	(124)
Deferred tax assets	(3,688)	(3,764)

Add: Non-operating liabilities
Trade and other payables (3)	310	328
Interest bearing liabilities	27,048	24,828
Other financial liabilities (4)	1,618	1,020
Current tax payable	913	1,546
Non-current tax payable	109	187
Deferred tax liabilities	2,758	3,234

Net operating assets	64,903	62,056

Net operating assets
Petroleum	8,247	8,332
Copper	24,407	24,088
Iron Ore	18,400	17,486
Coal	9,509	9,674
Group and unallocated items (5)	4,340	2,476

Total	64,903	62,056

(1)

Represents loans to associates of US$40 million (FY2019: US$33 million), external finance receivable and accrued interest receivable of US$144 million (FY2019: US$51 million) included within other receivables.

(2)

Represents cross currency and interest rate swaps, forward exchange contracts of US$24 million (FY2019: US$35 million) and investment in shares and other investments (refer to note 22 ‘Financial risk management’ in section 5.1) included in other financial assets.

(3)	Represents accrued interest payable included within other payables.

(4)	Represents cross currency and interest rate swaps (refer to note 22 ‘Financial risk management’ in section 5.1) and forward exchange contracts included in other financial liabilities.

(5)

Group and unallocated items include functions, other unallocated operations including Potash, Nickel West and legacy assets (previously disclosed as closed mines in the Petroleum reportable segment), and consolidation adjustments. Comparative information for the year ended 30 June 2019 has been restated to reflect the inclusion of legacy assets in Group and unallocated items.

Other APM

Underlying Return on Capital Employed (ROCE)

Year ended 30 June	2020 US$M	2019 US$M Restated	2018 US$M Restated
Profit after taxation from Continuing and Discontinued operations	8,736	9,185	4,823
Exceptional items (1)	1,305	818	5,228

Subtotal	10,041	10,003	10,051

Adjusted for:
Net finance costs	911	1,072	1,267
Exceptional items included within net finance costs (1)	(93)	(108)	(84)
Income tax expense on net finance costs	(267)	(319)	(405)

Profit after taxation excluding net finance costs and exceptional items	10,592	10,648	10,829

Net assets at the beginning of the period	51,824	60,670	62,726
Net debt at the beginning of the period (2)	9,446	11,605	17,201

Capital employed at the beginning of the period	61,270	72,275	79,927

Net assets at the end of the period	52,246	51,824	60,670
Net debt at the end of the period (2)	12,044	9,446	11,605

Capital employed at the end of the period	64,290	61,270	72,275

Average capital employed	62,780	66,773	76,101

Underlying Return on Capital Employed	16.9%	15.9%	14.2%

(1)	For more information, refer to note 3 ‘Exceptional items’ in section 5.1.

(2)	The Underlying ROCE calculation uses the restated net debt calculation for the comparative periods.

6.1.1    Definition and calculation of Alternative Performance Measures

Alternative Performance Measure (APM)	Reasons why we believe the APMs are useful	Calculation methodology
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

Profit from operations

Earnings before net finance costs, taxation expense and Discontinued operations. Profit from operations includes Revenue, Other income, Expenses excluding net finance costs and BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit).

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

Net debt

Net debt shows the position of gross debt less index-linked freight contracts offset by cash immediately available to pay debt if required and any associated derivative financial instruments. Liability associated with index-linked freight contracts are excluded from the net debt calculation due to the short-term volatility of the index they relate to not aligning with how the Group uses net debt for decision making in relation to the Capital Allocation Framework. Net debt, along with the gearing ratio, is used to monitor the Group’s capital management by relating net debt relative to equity from shareholders.

Interest bearing liabilities less liability associated with index-linked freight contracts less cash and cash equivalents less net cross currency and interest rate swaps less net cash management related instruments for the Group at the reporting date.

Gearing ratio	Ratio of Net debt to Net debt plus Net assets.

Net operating assets

Enables a clearer view of the assets deployed to generate earnings by highlighting the net operating assets of the business separate from the financing and tax balances. This measure helps provide an indicator of the underlying performance of our assets and enhances comparability between them.

Operating assets net of operating liabilities, including the carrying value of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities, derivatives hedging our net debt and tax balances.

Underlying Return on Capital Employed (ROCE)	Indicator of the Group’s capital efficiency and is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.

Profit after taxation excluding exceptional items and net finance costs (after taxation) divided by average capital employed.

Profit after taxation excluding exceptional items and net finance costs (after taxation) is profit after taxation from Continuing and Discontinued operations excluding exceptional items, net finance costs and the estimated taxation impact of net finance costs. These are annualised for a half-year end reporting period.

The estimated tax impact is calculated using a prima facie taxation rate on net finance costs (excluding any foreign exchange impact).

Average capital employed is calculated as the average of net assets less net debt for the last two reporting periods.

Adjusted effective tax rate	Provides an underlying tax basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.	Total taxation expense/(benefit) excluding exceptional items and exchange rate movements included in taxation expense/(benefit) divided by Profit before taxation and exceptional items.
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

WAIO, Queensland Coal and NSWEC unit costs exclude royalties as these are costs that are not deemed to be under the Group’s control, and the Group believes exclusion provides a similar basis of comparison to our peer group.

6.1.2    Definition and calculation of principal factors

The method of calculation of the principal factors that affect the period on period movements of Revenue, Profit from operations and Underlying EBITDA are as follows:

Principal factor	Method of calculation
Change in sales prices	Change in average realised price for each operation from the prior period to the current period, multiplied by current period sales volumes.
Price-linked costs	Change in price-linked costs (mainly royalties) for each operation from the prior period to the current period, multiplied by current period sales volumes.
Change in volumes	Change in sales volumes for each operation multiplied by the prior year average realised price less variable unit cost.
Controllable cash costs	Total of operating cash costs and exploration and business development costs.
Operating cash costs	Change in total costs, other than price-linked costs, exchange rates, inflation on costs, fuel and energy costs, non-cash costs and one-off items as defined below for each operation from the prior period to the current period.
Exploration and business development	Exploration and business development expense in the current period minus exploration and business development expense in the prior period.
Exchange rates	Change in exchange rate multiplied by current period local currency revenue and expenses.
Inflation on costs	Change in inflation rate applied to expenses, other than depreciation and amortisation, price-linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations.
Fuel and energy	Fuel and energy expense in the current period minus fuel and energy expense in the prior period.
Non-cash	Change in net impact of capitalisation and depletion of deferred stripping from the prior period to the current period.
One-off items	Change in costs exceeding a pre-determined threshold associated with an unexpected event that had not occurred in the last two years and is not reasonably likely to occur within the next two years.
Asset sales	Profit/(loss) on the sale of assets or operations in the current period minus profit/(loss) on sale of assets or operations in the prior period.
Ceased and sold operations	Underlying EBITDA for operations that ceased or were sold in the current period minus Underlying EBITDA for operations that ceased or were sold in the prior period.
Share of profit/(loss) from equity accounted investments	Share of profit/(loss) from equity accounted investments for the current period minus share of profit/(loss) from equity accounted investments in the prior period.
Other	Variances not explained by the above factors.

6.2    Information on mining operations

Minerals Australia

Copper mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production table (refer to section 6.3.1) and reserves table (refer to section 6.4.2).

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

Acquired in 2005 as part of Western Mining Corporation (WMC) acquisition

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

2 grinding circuits

Nominal milling capacity: 10.3 Mtpa

Flash furnace produces copper anodes, then refined to produce copper cathodes

Electrowon copper cathode and uranium oxide concentrate produced by leaching and solvent extracting flotation tailings

Iron ore mining operations

The following table contains additional details of our iron ore mining operations. This table should be read in conjunction with the production table (refer to section 6.3.1) and reserves table (refer to section 6.4.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
WAIO

Mt Newman joint venture
Pilbara region, Western Australia Mt Whaleback Orebodies 18, 24, 25, 29, 30, 31, 32 and 35	Private road Ore transported by Mt Newman JV-owned rail to Port Hedland (427 km)	BHP 85% Mitsui-ITOCHU Iron 10% ITOCHU Minerals and Energy of Australia 5%	BHP	Mineral lease granted and held under the Iron Ore (Mount Newman) Agreement Act 1964 expires in 2030 with right to successive renewals of 21 years each

Production began at Mt Whaleback in 1969

Production from Orebodies 18, 24, 25, 29, 30, 31, 32 and 35 complements production from Mt Whaleback

Production from Orebodies 31 and 32 started in 2015 and 2017 respectively

						Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman and Marra Mamba	Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas fired Yarnima power station Power consumed in port operations is supplied via a contract with Alinta

Newman Hub: primary crusher, ore handling plant, heavy media beneficiation plant, stockyard blending facility, single cell rotary car dumper, train load out (nominal capacity 75 Mtpa)

Orebody 25 Ore processing plant (nominal capacity 12 Mtpa)

Yandi joint venture
Pilbara region, Western Australia	Private road Ore transported by Mt Newman JV-owned rail to Port Hedland (316 km) Yandi JV’s railway spur links Yandi hub to Mt Newman JV main line	BHP 85% ITOCHU Minerals and Energy of Australia 8% Mitsui Iron Ore Corporation 7%	BHP	Mining lease granted pursuant to the Iron Ore (Marillana Creek) Agreement Act 1991 expires in 2033 with 1 renewal right to a further 21 years to 2054	Production began at the Yandi mine in 1992 Capacity of Yandi hub expanded between 1994 and 2013	Open-cut Channel Iron Deposits are Cainozoic fluvial sediments	Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas fired Yarnima power station Power consumed in port operations is supplied via a contract with Alinta	3 primary crushers, 3 ore handling plants, stockyard blending facility, and 2 train load outs (nominal capacity 80 Mtpa)

Jimblebar operation*
Pilbara region, Western Australia	Private road Ore is transported via overland conveyor (12.4 km)

BHP 85%

ITOCHU Iron Ore Australia 8%

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

Jimblebar sells ore to the Newman JV proximate to the Jimblebar hub

Open-cut Bedded ore types classified as per host Archaean or Proterozoic banded iron formation, which are Brockman and Marra Mamba

Power for all mine operations both in the Central and Eastern Pilbara is supplied by BHP’s natural gas fired Yarnima power station

Power consumed in port operations is supplied via a contract with Alinta

3 primary crushers, ore handling plant, train loadout, stockyard blending facility and supporting mining hub infrastructure (nominal capacity 71 Mtpa)

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

Associated Shay Gap mine closed in 1993

Mining at Nimingarra mine ceased in 2007, then continued from adjacent Yarrie area

Production commenced at Mining Area C mine in 2003

Yarrie mine operations were suspended in February 2014

Mining Area C, Yarrie and Nimingarra are all open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman, Marra Mamba and Nimingarra

Power for Yarrie and Shay Gap is supplied by their own small diesel generating stations

Power for all remaining mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas fired Yarnima power station

Power consumed in port operations is supplied via a contract with Alinta

2 primary crushers, 2 ore handling plants, stockyard blending facility and train load out (nominal capacity 60 Mtpa)

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition

POSMAC joint venture
Pilbara region, Western Australia	Private road POSMAC JV sells ore to Mt Goldsworthy JV at Mining Area C Ore is transported via Mt Goldsworthy JV-owned rail and Mt Newman JV-owned railed to Port Hedland	BHP 65% ITOCHU Minerals and Energy of Australia 8% Mitsui Iron Ore Corporation 7% POSCO-Ore 20%	BHP	Sublease over part of Mt Goldsworthy Mining Area C mineral lease that expires on the earlier of termination of the mineral lease or the end of the POSMAC JV	Production commenced in October 2003 POSMAC JV sells all ore to Mt Goldsworthy JV at Mining Area C (FY2020 ore production <1 Mt)	Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which is Marra Mamba

Power for all mine operations both in the Central and Eastern Pilbara is supplied by BHP’s natural gas fired Yarnima power station

Power consumed in port operations is supplied via a contract with Alinta

POSMAC sells all ore to Mt Goldsworthy JV, which is then processed at Mining Area C

Coal mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production table (refer to section 6.3.1) and reserves table (refer to section 6.4.2).

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

Mining leases, including undeveloped tenements, expire between 2021 and 2043, renewable for further periods as Queensland Government legislation allows

Mining is permitted to continue under the legislation during the renewal application period

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

Mining leases, including undeveloped tenements, expire between 2034 and 2041 (renewal pending), renewable for further periods as Queensland Government legislation allows

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
New South Wales Energy Coal

Mt Arthur Coal
Approximately 126 km northwest of Newcastle, New South Wales, Australia

Public road

Domestic coal transported by conveyor to Bayswater and Liddell Power Stations. Domestic sales ceased during FY2020 and the conveyor has been decommissioned

Export coal transported by third party rail to Newcastle port

		BHP 100%	BHP

Current Development Consent expires in 2026, new state and federal approvals will be sought within the next few years to allow mining to continue beyond 30 June 2026

This work has commenced

MAC holds 10 mining leases, 2 sub leases and 3 exploration licences

MAC’s primary exploration licence (EL5965) is in the process of being renewed

In December 2019, the NSW Department of Planning Infrastructure and Environment issued HVEC with a ‘Notice of Intent To Renew In Full’ with the final approval currently being processed

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

Nickel mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production table (refer to section 6.3.1) and reserves table (refer to section 6.4.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Nickel West
Mt Keith mine and concentrator
485 km north of Kalgoorlie, Western Australia	Private road Nickel concentrate transported by road to Leinster for drying and on- shipping	BHP 100%	BHP	Mining leases granted by Western Australian Government Key leases expire between 2029 and 2036 Renewals at government discretion	Commissioned in 1995 by WMC Acquired in 2005 as part of WMC acquisition	Open-cut Disseminated textured magmatic nickel-sulphide mineralisation associated with a metamorphosed ultramafic intrusion	On-site third party gas-fired turbines with backup from diesel engine generation Contracts expire in December 2023 Natural gas sourced and transported under separate long-term contracts	Concentration plant with a nominal capacity: 11 Mtpa of ore
Leinster mine complex and concentrator
375 km north of Kalgoorlie, Western Australia	Public road Nickel concentrate shipped by road and rail to Kalgoorlie Nickel Smelter	BHP 100%	BHP	Mining leases granted by Western Australian Government Key leases expire between 2025 and 2040 Renewals of principal mineral lease in accordance with Nickel (Agnew) Agreement	Production commenced in 1979 Acquired in 2005 as part of WMC acquisition Perseverance underground mine ceased operations during 2013	Open-cut and underground Steeply dipping disseminated and massive textured nickel-sulphide mineralisation associated with metamorphosed ultramafic lava flows and intrusions	On-site third party gas-fired turbines with back up from diesel engine generation Contracts expire in December 2023 Natural gas sourced and transported under separate long-term contracts	Concentration plant with a nominal capacity: 3 Mtpa of ore
Cliffs mine
481 km north of Kalgoorlie, Western Australia	Private road Nickel ore transported by road to Leinster or Mt Keith for further processing	BHP 100%	BHP	Mining leases granted by Western Australian Government Key leases expire between 2025 and 2028 Renewals at government discretion	Production commenced in 2008 Acquired in 2005 as part of WMC acquisition	Underground Steeply dipping massive textured nickel-sulphide mineralisation associated with metamorphosed ultramafic lava flows	Supplied from Mt Keith	Mine site

Nickel smelters, refineries and processing plants

Smelter, refinery or processing plant	Location	Ownership	Operator	Title, leases or options	Product	Nominal production capacity	Power source
Nickel West

Kambalda
Nickel concentrator	56 km south of Kalgoorlie, Western Australia	BHP 100%	BHP	Mineral leases granted by Western Australian Government Key leases expire in 2028	Concentrate containing approximately 13% nickel	1.6 Mtpa ore Ore sourced through tolling and concentrate purchase arrangements with third parties in Kambalda region	On-site third party gas-fired turbines supplemented by access to grid power Contracts expire in December 2023 Natural gas sourced and transported under separate long-term contracts

Kalgoorlie
Nickel smelter	Kalgoorlie, Western Australia	BHP 100%	BHP	Freehold title over the property	Matte containing approximately 65% nickel	110 ktpa matte	On-site third party gas-fired turbines supplemented by access to grid power Contracts expire in December 2023 Natural gas sourced and transported under separate long-term contracts

Kwinana
Nickel refinery	30 km south of Perth, Western Australia	BHP 100%	BHP	Freehold title over the property	London Metal Exchange (LME) grade nickel briquettes, nickel powder Also intermediate products, including copper sulphide, cobalt-nickel-sulphide, ammonium-sulphate	82.5 ktpa nickel matte	Power is sourced from the local grid, which is supplied under a retail contract

Minerals Americas

Copper mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production table (refer to section 6.3.1) and reserves table (refer to section 6.4.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Escondida
Atacama Desert 170 km southeast of Antofagasta, Chile

Private road available for public use

Copper cathode transported by privately owned rail to ports at Antofagasta and Mejillones

Copper concentrate transported by Escondida-owned pipelines to its Coloso port facilities

		BHP 57.5% Rio Tinto 30% JECO Corporation consortium comprising Mitsubishi, JX Nippon Mining and Metals 10% JECO2 Ltd 2.5%	BHP	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees)	Original construction completed in 1990 Start of operations of the third concentrator plant in 2015 Inauguration of Escondida Water Supply desalination plant (2018) and its extension (2019)	2 open-cut pits: Escondida and Escondida Norte Escondida and Escondida Norte mineral deposits are adjacent but distinct supergene enriched porphyry copper deposits

Escondida-owned transmission lines connect to Chile’s northern power grid

Electricity sourced from external vendors and Tamakaya SpA (100% owned by BHP), which generates power from the Kelar gas-fired power plant.

New renewable power agreements signed in 2019

3 concentrator plants extract copper concentrate from sulphide ore by flotation extraction process

2 solvent extraction and electrowinning plants produce copper cathode

Nominal capacity: 153.7 Mtpa (nominal milling capacity) and 350 ktpa copper cathode (nominal capacity of tank house)

2 x 168 km concentrate pipelines, 167 km water pipeline

Port facilities at Coloso, Antofagasta

Desalinated water plant

(total water capacity of 3,800 litres per second)

Pampa Norte Spence
Atacama Desert 162 km northeast of Antofagasta, Chile	Public road Copper cathode transported by rail to ports at Mejillones and Antofagasta	BHP 100%	BHP	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees)	First copper produced in 2006 Spence Growth Option (SGO) project (i.e. new 95ktpd concentrator plant) was approved in 2017

Open-cut

Enriched and oxidised porphyry copper deposit containing in situ copper oxide mineralisation that overlies a near-horizontal sequence of supergene sulphides, transitional sulphides, and finally primary (hypogene) sulphide mineralisation

							Spence-owned transmission lines connect to Chile’s northern power grid Electricity purchased from external vendors. New renewable power agreements signed in 2019	Processing and crushing facilities, separate dynamic leach pads, solvent extraction and electrowinning plants Nominal capacity of tank house: 200 ktpa copper cathode

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Pampa Norte Cerro Colorado
Atacama Desert 120 km east of Iquique, Chile	Public road Copper cathode trucked to port at Iquique	BHP 100%	BHP	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees)	Commercial production commenced in 1994 Expansions in 1996 and 1998

Open-cut

Enriched and oxidised porphyry copper deposit containing in situ copper oxide mineralisation that overlies a near-horizontal sequence of supergene sulphides, transitional sulphides, and finally primary (hypogene) sulphide mineralisation

							Electricity purchased from external vendors	2 primary, secondary and tertiary crushers, dynamic leach pads, solvent extraction plant, electrowinning plant Nominal capacity of tank house: 130 ktpa copper cathode

Antamina
Andes mountain range 270 km north of Lima, north central Peru	Public road Copper and zinc concentrates transported by pipeline to port of Huarmey Molybdenum and lead/bismuth concentrates transported by truck	BHP 33.75% Glencore 33.75% Teck 22.5% Mitsubishi 10%	Compañía Minera Antamina S.A.	Mining rights from Peruvian Government held indefinitely, subject to payment of annual fees and supply of information on investment and production	Commercial production commenced in 2001	Open-cut Zoned porphyry and skarn deposit with central copper dominated ores and an outer band of copper-zinc dominated ores	Long-term contracts with individual power producers	Primary crusher, concentrator, copper and zinc flotation circuits, bismuth/moly cleaning circuit Nominal milling capacity 53 Mtpa 300 km concentrate pipeline Port facilities at Huarmey

Iron ore mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production table (refer to section 6.3.1) and reserves table (refer to section 6.4.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Samarco
Southeast Brazil	Public road Conveyor belts used to transport iron ore to beneficiation plant 3 slurry pipelines used to transport concentrate to pellet plants on coast Iron ore pellets exported via port facilities	BHP Brasil 50% of Samarco Mineração S.A. Vale S.A. 50%	Samarco

Samarco’s mining facilities administrative embargoes and judicial injunctions have been lifted, and restart can occur when the filtration system is complete and all safety requirements are met.

In October 2019, obtained the Corrective Operating Licence required to progress towards operational restart of one concentrator

Production began at Germano mine in 1977 and at Alegria complex in 1992

Second pellet plant built in 1997

Third pellet plant, second concentrator and second pipeline built in 2008

Fourth pellet plant, third concentrator and third pipeline built in 2014

						Open-cut Itabirites (metamorphic quartz-hematite rock) and friable hematite ores	Samarco holds interests in 2 hydroelectric power plants, which supply part of its electricity Power supply contract with Cemig Geração e Transmissão expires in 2022	The beneficiation plants, pipelines, pellet plants and port facilities are intact. A re-start of operations is planned during FY2021.

Coal mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with the production table (refer to section 6.3.1) and reserves table (refer to section 6.4.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Cerrejón
La Guajira province, Colombia	Public road Coal exported by company-owned rail to Puerto Bolivar (150 km)	BHP 33.33% Anglo American 33.33% Glencore 33.33%	Cerrejón	Mining leases expire progressively from 2028 to early 2034	Original mine began producing in 1976 BHP interest acquired in 2000	Open-cut Produces a medium rank bituminous thermal coal (non-coking, suitable for the export market)	Local Colombian power system	Beneficiation facilities: crushing plant with capacity in excess of 40 Mtpa and washing plant Nominal capacity in excess of 3 Mtpa

Petroleum

Petroleum operations

The following table contains additional details of our petroleum operations. This table should be read in conjunction with the production table (refer to section 6.3.2) and reserves table (refer to section 6.4.1).

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
United States

Offshore Gulf of Mexico

Neptune (Green Canyon 613)
Offshore deepwater Gulf of Mexico (1,300 m)	Oil and gas	BHP 35% EnVen Energy 30% W&T Offshore 20% 31 Offshore 15%	BHP	Lease from US Government as long as oil and gas produced in paying quantities	50 Mbbl/d oil 50 MMcf/d gas	Stand-alone tension leg platform (TLP)

Shenzi (Green Canyon 653)
Offshore deepwater Gulf of Mexico (1,310 m)	Oil and gas	BHP 44% Hess 28% Repsol 28%	BHP	Lease from US Government as long as oil and gas produced in paying quantities	100 Mbbl/d oil 50 MMcf/d gas	Stand-alone TLP Genghis Khan field (part of same geological structure) tied back to Marco Polo TLP

Atlantis (Green Canyon 743)
Offshore deepwater Gulf of Mexico (2,155 m)	Oil and gas	BHP 44% BP 56%	BP	Lease from US Government as long as oil and gas produced in paying quantities	200 Mbbl/d oil 180 MMcf/d gas	Moored semi-submersible platform

Mad Dog (Green Canyon 782)
Offshore deepwater Gulf of Mexico (1,310 m)	Oil and gas	BHP 23.9% BP 60.5% Chevron 15.6%	BP	Lease from US Government as long as oil and gas produced in paying quantities	100 Mbbl/d oil 60 MMcf/d gas	Moored integrated truss spar, facilities for simultaneous production and drilling operations

Australia

Bass Strait
Offshore and onshore Victoria	Oil and gas	Gippsland Basin joint venture (GBJV): BHP 50% Esso Australia (Exxon Mobil subsidiary) 50% Kipper Unit joint venture (KUJV): BHP 32.5% Esso Australia 32.5% MEPAU A Pty Ltd 35%	Esso Australia	20 production licences and 2 retention leases issued by Australian Government Licences and leases expire between 2020 and end of life of field	65 Mbbl/d oil 1,040 TJ/d 5,150 tpd LPG 850 tpd Ethane

11 offshore fields producing through offshore infrastructure, including 12 steel jacket platforms, 2 concrete gravity platforms and a subsea pipeline network

Onshore infrastructure:
– Longford facility (gas conditioning/processing and liquids processing facilities)

– interconnecting pipelines

– Long Island Point (LPG processing and liquids storage/offtake)

– heliport and onshore supply base

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
North West Shelf
Offshore and onshore Western Australia	Domestic gas, LPG, condensate, LNG

North West Shelf Project is an unincorporated JV

BHP:

16.67% of original LNG JV

12.5% of China LNG JV

15.78% of Extended Interest Joint Venture

Other participants: subsidiaries of Woodside, Chevron, BP, Shell, Mitsubishi/Mitsui and China National Offshore Oil Corporation

			Woodside Petroleum Ltd	14 production licences issued by Australian Government Licences expire between 2022 and 5 years after production ceases

North Rankin Complex: 3,010 MMcf/d gas

53 Mbbl/d condensate

Goodwyn A platform:

1,746 MMcf/d gas
100 Mbbl/d condensate

Angel platform:

960 MMcf/d gas

51 Mbbl/d condensate

Withnell Bay gas plant:

630 MMcf/d gas

5-train LNG plant:

52,000 tpd LNG

Production from offshore fields is processed over the North Rankin Complex, Goodwyn Alpha and Angel platforms, then transported onshore to the Karratha Gas Plant by 2 subsea trunklines

The Karratha Gas Plant comprises 5 LNG processing trains, two domestic gas trains, LPG fractionation and condensate stabilisation units and associated storage and loading facilities

North West Shelf
Offshore Western Australia	Oil	BHP 16.67% Woodside 33.34%, BP, Chevron, Japan Australia LNG (MIMI) 16.67% each	Woodside Petroleum Ltd	3 production licences issued by Australian Government Licences expire between 2033 and 2039	Production: 60 Mbbl/d Storage: 1 MMbbl	12 subsea well completions (4 producers), FPSO unit

Pyrenees
Offshore Western Australia	Oil	WA-42-L permit: BHP 71.43% Quadrant PVG P/L 28.57% WA-43-L permit: BHP 39.999% Quadrant PVG P/L 31.501% Inpex Alpha Ltd 28.5%	BHP	Production licence issued by Australian Government expires 5 years after production ceases	Production: 96 Mbbl/d oil Storage: 920 Mbbl	26 subsea well completions (21 producers, 4 water injectors, 1 gas injector), FPSO unit

Macedon
Offshore and onshore Western Australia	Gas and condensate	WA-42-L permit BHP 71.43% Quadrant PVG P/L 28.57%	BHP	Production licence issued by Australian Government expires 5 years after production ceases	Production: 213 MMcf/d gas 20 bbl/d condensate	4 well completions Single flow line transports gas to onshore gas processing facility Gas plant located approximately 17 km southwest of Onslow

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
Minerva
Offshore and onshore Victoria	Gas and condensate	BHP 90% Cooper Energy (MF) Pty Ltd 10%	BHP	Production licence issued by Australian Government expires 5 years after production ceases	150 TJ/d gas 600 bbl/d condensate

2 subsea well completions (2 producing wells)

Single flow line transports gas to onshore gas processing facility

Gas plant located approximately 4 km inland from Port Campbell

On 3 September 2019, the Minerva gas field reached end-of-field life and production ceased at the Minerva gas plant

On 1 May 2018, BHP entered into an agreement for the sale of its interests in the onshore gas plant with subsidiaries of Cooper Energy and Mitsui E&P Australia Pty Ltd. The sale was completed on 5 December 2019

Other production operations

Trinidad and Tobago

Greater Angostura
Offshore Trinidad and Tobago	Oil and gas	BHP 45% National Gas Company 30% Chaoyang 25%	BHP	Production sharing contract with the Trinidad and Tobago Government entitles us to operate Greater Angostura until 2031	100 Mbbl/d oil 340 MMcf/d gas

Integrated oil and gas development: central processing platform connected to 4 wellhead platforms and a gas export platform

31 wells completed for production and injection including: 17 oil producers, 7 gas producers (3 subsea) and 7 gas injectors

Algeria

ROD Integrated Development
Onshore Berkine Basin 900 km southeast of Algiers, Algeria	Oil	BHP 45% interest in 401a/402a production sharing contract ENI 55% BHP effective 29.2% interest in ROD unitised integrated development	Joint Sonatrach/ENI entity	Production sharing contract with Sonatrach (title holder)	Approximately 80 Mbbl/d oil	Development and production of 6 oil fields 2 largest fields (ROD and SF SFNE) extend into neighbouring blocks 403a, 403d Production through dedicated processing train on block 403

6.3    Production

6.3.1    Production – Minerals

The table below details our mineral and derivative product production for all operations (except Petroleum) for the three years ended 30 June 2020, 2019 and 2018. Unless otherwise stated, the production numbers represent our share of production and include BHP’s share of production from which profit is derived from our equity accounted investments. Production information for equity accounted investments is included to provide insight into the operational performance of these entities. For discussion of minerals pricing during the past three years, refer to 1.5.2.

	BHP interest %	BHP share of production (1) Year ended 30 June
		2020	2019	2018
Copper (2)
Payable metal in concentrate (‘000 tonnes)
Escondida, Chile (3)	57.5	925.9	882.1	925.8
Antamina, Peru (4)	33.75	124.5	147.2	139.5

Total copper concentrate		1,050.4	1,029.3	1,065.3

Copper cathode (‘000 tonnes)
Escondida, Chile (3)	57.5	259.4	253.2	287.5
Pampa Norte, Chile (5)	100	242.7	246.5	263.8
Olympic Dam, Australia	100	171.6	160.3	136.7

Total copper cathode		673.7	660.0	688.0

Total copper concentrate and cathode		1,724.1	1,689.3	1,753.3

Lead
Payable metal in concentrate (‘000 tonnes)
Antamina, Peru (4)	33.75	1.7	2.4	3.4

Total lead		1.7	2.4	3.4

Zinc
Payable metal in concentrate (‘000 tonnes)
Antamina, Peru (4)	33.75	88.5	98.1	119.8

Total zinc		88.5	98.1	119.8

Gold
Payable metal in concentrate (‘000 ounces)
Escondida, Chile (3)	57.5	177.4	286.0	229.1
Olympic Dam, Australia (refined gold)	100	146.0	107.0	91.6

Total gold		323.4	393.0	320.7

Silver
Payable metal in concentrate (‘000 ounces)
Escondida, Chile (3)	57.5	6,413	8,830	8,796
Antamina, Peru (4)	33.75	4,116	4,758	5,437
Olympic Dam, Australia (refined silver)	100	984	923	792

Total silver		11,513	14,511	15,025

Uranium
Payable metal in concentrate (tonnes)
Olympic Dam, Australia	100	3,678	3,565	3,364

Total uranium		3,678	3,565	3,364

Molybdenum
Payable metal in concentrate (tonnes)
Antamina, Peru (4)	33.75	1,666	1,141	1,662

Total molybdenum		1,666	1,141	1,662

	BHP interest %	BHP share of production (1) Year ended 30 June
		2020	2019	2018
Iron ore
Western Australia Iron Ore
Production (‘000 tonnes) (6)
Newman, Australia	85	65,641	66,622	67,071
Area C Joint Venture, Australia	85	51,499	47,440	51,517
Yandi Joint Venture, Australia	85	69,262	65,197	64,048
Jimblebar, Australia (7)	85	61,754	58,546	30,627
Wheelarra, Australia (8)	85	3	159	25,158

Total Western Australia Iron Ore		248,159	237,964	238,421

Samarco, Brazil (4)	50	–	–	–

Total iron ore		248,159	237,964	238,421

Coal
Metallurgical coal
Production (‘000 tonnes) (9)
Blackwater, Australia	50	5,545	6,603	6,688
Goonyella Riverside, Australia	50	8,765	8,563	7,961
Peak Downs, Australia	50	5,783	5,933	6,350
Saraji, Australia	50	4,963	4,892	5,053
Daunia, Australia	50	2,170	2,178	2,556
Caval Ridge, Australia	50	4,349	3,967	4,285

Total BHP Mitsubishi Alliance		31,575	32,136	32,893

South Walker Creek, Australia (10)	80	5,415	6,194	6,029
Poitrel, Australia (10)	80	4,128	4,071	3,718

Total BHP Mitsui Coal		9,543	10,265	9,747

Total Queensland Coal		41,118	42,401	42,640

Energy coal
Production (‘000 tonnes)

New South Wales Energy Coal, Australia	100	16,052	18,257	18,541
Cerrejón, Colombia (4)	33.3	7,115	9,230	10,617

Total energy coal		23,167	27,487	29,158

	BHP interest %	BHP share of production (1) Year ended 30 June
		2020	2019	2018
Other assets
Nickel
Saleable production (‘000 tonnes)
Nickel West, Australia (11)(12)	100	80.1	87.4	93.0

Total nickel		80.1	87.4	93.0

(1)	BHP share of production includes the Group’s share of production for which profit is derived from our equity accounted investments, unless otherwise stated.

(2)	Metal production is reported on the basis of payable metal.

(3)	Shown on 100 per cent basis following the application of IFRS 10. BHP interest in saleable production is 57.5 per cent.

(4)

For statutory financial reporting purposes, this is an equity accounted investment. We have included production numbers from our equity accounted investments as the level of production and operating performance from these operations impacts Underlying EBITDA of the Group. Our use of Underlying EBITDA is explained in 1.10. Samarco operations are currently suspended following the Samarco dam failure as explained in section 1.8.

(5)	Includes Cerro Colorado and Spence.

(6)	Iron ore production is reported on a wet tonnes basis.

(7)	Shown on 100 per cent basis. BHP interest in saleable production is 85 per cent.

(8)	All production from Wheelarra is now processed via the Jimblebar processing hub.

(9)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.

(10)	Shown on 100 per cent basis. BHP interest in saleable production is 80 per cent.

(11)	Production restated to include other nickel by-products.

(12)	Nickel contained in refined nickel metal, including briquette and power, matte and by-product streams.

6.3.2    Production – Petroleum

The table below details Petroleum’s historical net crude oil and condensate, natural gas and natural gas liquids production, primarily by geographic segment, for each of the three years ended 30 June 2020, 2019 and 2018. We have shown volumes of marketable production after deduction of applicable royalties, fuel and flare. We have included in the table average production costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	BHP share of production Year ended 30 June
	2020	2019	2018
Production volumes
Crude oil and condensate (‘000 of barrels)
Australia	14,044	14,365	16,545
United States – Conventional	23,345	28,047	27,476
United States – Onshore US (1)	–	6,411	19,464
Other (2)	3,823	4,885	4,616

Total crude oil and condensate	41,212	53,708	68,101

Natural gas (billion cubic feet)
Australia	292.6	310.1	325.0
United States – Conventional	8.1	10.4	9.5
United States – Onshore US (1)	–	96.3	258.5
Other (2)	58.9	76.2	42.5

Total natural gas	359.6	493.0	635.5

Natural gas liquids (3) (‘000 of barrels)
Australia	6,462	6,265	6,955
United States – Conventional	1,189	1,581	1,725
United States – Onshore US (1)	–	3,505	9,560
Other (2)	–	42	88

Total NGL (3)	7,651	11,392	18,328

Total production of petroleum products (million barrels of oil equivalent) (4)
Australia	69.3	72.3	77.7
United States – Conventional	25.9	31.4	30.8
United States – Onshore US (1)	–	26.0	72.1
Other (2)	13.6	17.6	11.8

Total production of petroleum products	108.8	147.3	192.4

Average sales price
Crude oil and condensate (US$ per barrel)
Australia	52.38	69.50	63.69
United States – Conventional	46.69	64.65	58.55
United States – Onshore US (1)	–	68.02	59.03
Other (2)	56.05	68.86	61.73

Total crude oil and condensate	49.53	66.73	60.12

Natural gas (US$ per thousand cubic feet)
Australia	5.60	7.00	5.97
United States – Conventional	2.20	3.22	3.12
United States – Onshore US (1)	–	2.90	2.79
Other (2)	2.60	2.87	3.19

Total natural gas	5.02	5.50	4.44

Natural gas liquids (US$ per barrel)
Australia	27.51	36.54	35.99
United States – Conventional	13.44	25.73	27.52
United States – Onshore US (1)	–	27.74	22.15
Other (2)	–	28.66	25.85

Total NGL	25.36	32.17	27.95

Total average production cost (US$ per barrel of oil equivalent) (5)
Australia	7.12	8.98	8.06
United States – Conventional	4.57	5.29	7.43
United States – Onshore US (1)	–	4.93	6.43
Other (2)	4.94	6.41	9.31

Total average production cost	6.24	7.18	7.43

(1)

Production for Onshore US assets shown through the closing date of the divestment in FY2019. Production for Eagle Ford, Permian and Haynesville assets are shown through 31 October 2018 and production for Fayetteville is shown through 28 September 2018.

(2)	Other comprises Algeria, Trinidad and Tobago, and the United Kingdom (divested 30 November 2018).

(3)	LPG and ethane are reported as natural gas liquids (NGL).

(4)	Total barrels of oil equivalent (boe) conversion is based on the following: 6,000 standard cubic feet (scf) of natural gas equals one boe.

(5)

Average production costs include direct and indirect costs relating to the production of hydrocarbons and the foreign exchange effect of translating local currency denominated costs into US dollars, but excludes ad valorem and severance taxes, and the cost to transport our produced hydrocarbons to the point of sale.

6.4    Reserves

Resources are the estimated quantities of material that can potentially be commercially recovered from BHP’s properties. Reserves are a subset of resources that can be demonstrated to be able to be economically and legally extracted. In order to estimate reserves, assumptions are required about a range of technical and economic factors, including quantities, qualities, production techniques, recovery efficiency, production and transport costs, commodity supply and demand, commodity prices and exchange rates.

Estimating the quantity and/or quality of reserves requires the size, shape and depth of ore bodies or oil and gas reservoirs to be determined by analysing geological data, such as drilling samples and geophysical survey interpretations. Economic assumptions used to estimate reserves change from period to period as additional technical and operational data is generated.

6.4.1    Petroleum reserves

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

How we estimate and report reserves

Petroleum’s reserves are estimated as of 30 June each year. Reported reserves include both Conventional Petroleum reserves and Onshore US reserves for FY2018. Footnotes have been included with the accompanying tables to identify the contribution of the Discontinued operations (Onshore US) for this period. The sale of Petroleum’s interests in Onshore US reserves was completed in FY2019. Remaining reserves at the end of FY2019 and FY2020 reflect the Continuing operations only.

Our proved reserves are estimated and reported on a net interest basis according to the US Securities and Exchange Commission (SEC) regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X.

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

Developed oil and gas reserves

Proved developed oil and gas reserves are reserves that can be expected to be recovered through:

•	existing wells with existing equipment and operating methods

•	installed extraction equipment and infrastructure operational at the time of the reserve estimate if the extraction is by means not involving a well

Performance-derived reserve assessments for producing wells were primarily based in the following manner:

•	for our conventional operations, reserves were estimated using rate and pressure decline methods, including material balance, supplemented by reservoir simulation models where appropriate

•	for our Discontinued operations (Onshore US) reported for FY2018, rate-transient analysis and decline curve analysis methods

•	for wells that lacked sufficient production history, reserves were estimated using performance-based type curves and offset location analogues with similar geologic and reservoir characteristics

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

Methodology used to estimate reserves

Reserve estimates have been estimated with deterministic methodology, with the exception of the North West Shelf gas operation in Australia, where probabilistic methodology has been used to estimate and aggregate reserves for the reservoirs dedicated to the gas project only. The probabilistic based portion of these reserves totals 12 million barrels of oil equivalent (MMboe) in FY2020, 16 MMboe in FY2019 and 23 MMboe in FY2018. These amounts represent approximately 2 per cent of our total reported proved reserves in FY2020, FY2019 and FY2018. Total boe conversion is based on the following: 6,000 standard cubic feet (scf) of natural gas equals 1 boe. Aggregation of proved reserves beyond the field/project level has been performed by arithmetic summation. Due to portfolio effects, aggregates of proved reserves may be conservative. The custody transfer point(s) or point(s) of sale applicable for each field or project are the reference point for reserves. The reserves replacement ratio is the change in reserves during the year excluding production, divided by the production during the year and stated as a percentage.

Governance

The Petroleum Reserves Group (PRG) is a dedicated group that provides oversight of the reserves’ assessment and reporting processes. It is independent of the various operation teams directly responsible for development and production activities. The PRG is staffed by individuals averaging more than 30 years’ experience in the oil and gas industry. The manager of the PRG, Abhijit Gadgil, is a full-time employee of BHP and is responsible for overseeing the preparation of the reserve estimates and compiling the information for inclusion in this Annual Report. He has an advanced degree in engineering and more than 35 years of diversified industry experience in reservoir engineering, reserves assessment, field development and technical management. He is a 35-year member of the Society of Petroleum Engineers (SPE). He has also served on the Society of Petroleum Engineers Oil and Gas Reserves Committee. Mr Gadgil has the qualifications and experience required to act as a qualified petroleum reserves evaluator under the Australian Securities Exchange (ASX) Listing Rules. The estimates of petroleum reserves are based on and fairly represent information and supporting documentation prepared under the supervision of Mr Gadgil. He has reviewed and agrees with the information included in section 6.4.1 and has given his prior written consent for its publication. No part of the individual compensation for members of the PRG is dependent on reported reserves.

Reserve assessments for all Petroleum operations were conducted by technical staff within the operating organisation. These individuals meet the professional qualifications outlined by the SPE, are trained in the fundamentals of SEC reserves reporting and the reserves processes and are endorsed by the PRG. Each reserve assessment is reviewed annually by the PRG to ensure technical quality, adherence to internally published Petroleum guidelines and compliance with SEC reporting requirements. Once endorsed by the PRG, all reserves receive final endorsement by senior management and the Risk and Audit Committee prior to public reporting. Our Internal Audit and Assurance function provides secondary assurance of the oil and gas reserve reporting processes through the testing of the effectiveness of key controls that have been implemented as required by the US Sarbanes-Oxley Act of 2002. For more information on our risk management governance, refer to section 2.10.

FY2020 proved reserves

Production for FY2020 totalled 109 MMboe in sales with an additional 5 MMboe in non-sales production, which was used primarily for fuel consumed in operations. Total production was approximately 13 MMboe lower than conventional production in FY2019. The decrease was due to a number of factors, including natural declines in mature fields, weather events that necessitated precautionary shut ins and lower demand as a consequence of the COVID-19 pandemic, (refer to section 6.3.2 for more information). Discoveries, extensions and revisions to reserves added a total of 21 MMboe, which replaced 19 per cent of production. As of 30 June 2020, proved reserves totalled 748 MMboe.

Reserves have been calculated using the economic interest method and represent net interest volumes after deduction of applicable royalty. Reserves of 69 MMboe are in two production and risk-sharing arrangements where BHP has a revenue interest in production without transfer of ownership of the products. At 30 June 2020, approximately 9 per cent of the proved reserves were attributable to such arrangements.

Extensions and discoveries

Board approval of the North West Shelf Greater Western Flank Phase 3 project in Australia added 12 MMboe for development of the Goodwyn South and Lambert Deep fields. Board approval of the Ruby development project in Trinidad and Tobago during the September 2019 quarter also added 19 MMboe to proved reserves. The Ruby project is comprised of the Ruby oil field and the Delaware gas field.

Revisions

In Australia, reserves decreased by 35 MMboe overall due to downward revisions. This reduction was primarily in the Bass Strait due to poor reservoir performance in the Turrum field and lower overall condensate and natural gas liquids (NGL) recovery from the Bass Strait gas fields totalling 40 MMboe. Included in this reduction was a decrease of 4 MMboe due to lower product prices. Improved reservoir performance in the Pyrenees operated field added 5 MMboe partially offsetting the Bass Strait reduction. In the North West Shelf fields, reserves increased 4 MMboe for better performance and other revisions, however, this increase was offset by product price related reductions of 4 MMboe. In the US Gulf of Mexico, strong reservoir performance and technical studies in the Atlantis, Shenzi and Mad Dog fields added a total of 25 MMboe to proved reserves.

In the Angostura field in Trinidad and Tobago and the ROD integrated development in Algeria, increases of 1 MMboe were offset by product price related reductions of approximately 1 MMboe.

During FY2020, net revisions reduced reserves by a total of 10 MMboe overall.

Improved recovery revisions

There were no improved recovery revisions during the year.

Purchases and sales

There were no purchases or sales during the year.

FY2019 proved reserves

Production for FY2019 totalled 147 MMboe in sales, which was comprised of 121 MMboe for our conventional fields and 26 MMboe that was produced from our US Onshore fields prior to the closure of the divestment agreements. In comparison, our conventional fields produced approximately 1 MMboe more than in FY2018. This increase was due to a number of factors, including start-up of the Greater Western Flank Phase B project in the North West Shelf in Australia and higher uptime in several fields, which more than offset natural production declines in more mature fields (refer to section 6.3.2 for more information). There was also an additional 5 MMboe in non-sales production, primarily for fuel consumed in our Petroleum operations. The combined sales and non-sales production totalled 152 MMboe for FY2019. For our conventional fields, additions and revisions to reserves added 57 MMboe, which replaced 45 per cent of the production in FY2019. As of 30 June 2019, our proved reserves totalled 841 MMboe.

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

Extensions and discoveries

Extensions added a total of approximately 2 MMboe to proved reserves, of which 1 MMboe was added for the Atlantis field in the US Gulf of Mexico with the balance being added in the Snapper field in the Bass Strait in Australia.

Improved recovery revisions

There were no improved recovery revisions during the year.

Revisions

Revisions for FY2019 added a total of 56 MMboe. The largest addition was in the Atlantis field where 28 MMboe was added for performance and approval of Phase 3 infill drilling. Other revisions, primarily in the Mad Dog field, brought the total revisions for our US Gulf of Mexico assets to 29 MMboe. Additions through revisions in Australia totalled 22 MMboe, with the North West Shelf project adding 11 MMboe. The Goodwyn field was the largest component of this change adding 10 MMboe for strong performance. In the Bass Strait, 11 MMboe was added with the largest changes occurring in the Snapper and Turrum fields, which added 5 MMboe and 2 MMboe, respectively. In Other geographic areas, 4 MMboe was added for better performance in the Offshore Angostura project in Trinidad and Tobago, while 1 MMboe was added for improved performance in the ROD integrated development in Algeria.

Purchases and sales

The sale of Petroleum’s interests in the US Onshore Permian, Eagle Ford, Haynesville and Fayetteville fields accounted for reported sales of approximately 464 MMboe. There were no purchases during FY2019.

FY2018 proved reserves

Production for FY2018 totalled 192 MMboe in sales, which was a decrease of 16 MMboe from FY2017 (refer to section 6.3.2 for more information). There was an additional 5 MMboe in non-sales production, primarily for fuel consumed in our Petroleum operations. The combined sales and non-sales production totalled 198 MMboe. The natural decline of production in our Onshore US fields and mature fields in other locations was the primary reason for the lower amount produced.

As of 30 June 2018, our proved reserves totalled 1,400 MMboe and reflected a net increase of 62 MMboe and production of 198 MMboe from the 1,535 MMboe reported at FY2017. This increase was primarily the result of continued strong performance in our Offshore US fields in the Gulf of Mexico and Offshore Trinidad and Tobago, along with better performance and improved liquid product prices for our North American shale operations. These increases were partially offset by reductions in the North West Shelf (Australia) and reduced gas prices received for production from our Onshore US fields. Net additions to reserves resulted in a reserves replacement of 32 per cent overall (Conventional: 25 per cent reserves replacement, Onshore US: 43 per cent reserves replacement). As of 30 June 2018, approximately 65 per cent of our proved reserves were in conventional fields, while about 35 per cent of our proved reserves were in unconventional fields.

Extensions and discoveries

Extensions and discoveries added 75 MMboe to proved reserves during FY2018. This was comprised of 69 MMboe of extensions related to planned drilling in new locations in our Onshore US operations within the next five years and an additional 4 MMboe in the Mad Dog field and 2 MMboe in the Shenzi field, both of which are in the US Gulf of Mexico.

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

Purchases and sales

The sale of Petroleum’s interests in the US Onshore Eagle Ford field accounted for our reported sales of approximately 5 MMboe. There were no purchases during FY2018.

These results are summarised in the following tables, which detail estimated oil, condensate, NGL and natural gas reserves at 30 June 2020, 30 June 2019, 30 June 2018, and 30 June 2017, with a reconciliation of the changes in each year.

Millions of barrels	Australia	United States	Other (b)	Total
Proved developed and undeveloped oil and condensate reserves (a)
Reserves at 30 June 2017	88.6	340.7 (c)	26.0	455.3 (c)

Improved recovery	–	–	–	–
Revisions of previous estimates	(1.6)	41.2	0.6	40.1
Extensions and discoveries	–	27.6	–	27.6
Purchase/sales of reserves	–	(0.7)	–	(0.7)
Production	(16.5)	(46.9)	(4.6)	(68.1)

Total changes	(18.2)	21.1	(4.0)	(1.1)

Reserves at 30 June 2018	70.5	361.8 (c)	21.9	454.2 (c)

Improved recovery	–	–	–	–
Revisions of previous estimates	7.8	25.9	1.0	34.7
Extensions and discoveries	0.0	0.8	–	0.9
Purchase/sales of reserves	–	(79.7)	–	(79.7)
Production	(14.4)	(34.5)	(4.9)	(53.7)

Total changes	(6.5)	(87.5)	(3.9)	(97.9)

Reserves at 30 June 2019	63.9	274.4	18.0	356.3

Improved recovery	–	–	–	–
Revisions of previous estimates	0.9	21.3	(0.7)	21.5
Extensions and discoveries	1.8	–	5.0	6.7
Purchase/sales of reserves	–	–	–	–
Production	(14.0)	(23.3)	(3.8)	(41.2)

Total changes	(11.3)	(2.0)	0.4	(13.0)

Reserves at 30 June 2020	52.6	272.3	18.4	343.4

Developed
Proved developed oil and condensate reserves
as of 30 June 2017	76.2	162.3	21.9	260.5
as of 30 June 2018	60.5	181.2	19.2	260.8
as of 30 June 2019	59.0	128.9	16.3	204.2
Developed reserves as of 30 June 2020	46.7	131.0	11.9	189.6

Undeveloped
Proved undeveloped oil and condensate reserves
as of 30 June 2017	12.4	178.4	4.0	194.8
as of 30 June 2018	10.0	180.7	2.8	193.4
as of 30 June 2019	5.0	145.4	1.7	152.1
Undeveloped reserves as of 30 June 2020	6.0	141.3	6.5	153.8

(a)	Small differences are due to rounding to first decimal place.

(b)	‘Other’ comprises Algeria, Trinidad and Tobago and the United Kingdom (sold in FY2019).

(c)	For FY2017 and FY2018 amounts include 73.0 and 86.1 million barrels respectively attributable to discontinued operations of Onshore US.

Millions of barrels	Australia	United States		Other (c)	Total
Proved developed and undeveloped NGL reserves (a)
Reserves at 30 June 2017	65.2	58.9	(d)(e)	–	124.0	(d)(e)

Improved recovery	–			–	–
Revisions of previous estimates	(1.7)	12.7		0 .1	11.0
Extensions and discoveries	–	13.4		–	13 .4
Purchase/sales of reserves	–	(1.7)		–	(1.7)
Production (b)	(7.0)	(11.3)		(0.1)	(18.3)

Total changes	(8.7)	13.1		–	4.4

Reserves at 30 June 2018	56.5	72.0	(d)(e)	–	128.4	(d)(e)

Improved recovery	–	–		–	–
Revisions of previous estimates	4 .9	0.8		0 .0	5 .7
Extensions and discoveries	0 .2	0.1		–	0 .2
Purchase/sales of reserves	–	(58.7)		–	(58.7)
Production (b)	(6.3)	(5.1)		(0.0)	(11.4)

Total changes	(1.2)	(62.9)		–	(64.1)

Reserves at 30 June 2019	55.2	9.1		–	64.3

Improved recovery	–	–		–	–
Revisions of previous estimates	(17.8)	1.2		–	(16.6)
Extensions and discoveries	0 .3	–		–	0 .3
Purchase/sales of reserves	–	–		–	–
Production (b)	(6.5)	(1.2)		–	(7 .6)

Total changes	(23.9)	–		–	(23.9)

Reserves at 30 June 2020	31.3	9.0		–	40.4

Developed
Proved developed NGL reserves
as of 30 June 2017	56.6	31.4		–	88 .0
as of 30 June 2018	49.8	37.0		–	86 .8
as of 30 June 2019	46.5	4.3		–	50 .8
Developed reserves as of 30 June 2020	23.8	5.0		–	28.8

Undeveloped
Proved undeveloped NGL reserves
as of 30 June 2017	8 .6	27.5		–	36 .1
as of 30 June 2018	6 .6	35.0		–	41.6
as of 30 June 2019	8 .7	4.8		–	13 .5
Undeveloped reserves as of 30 June 2020	7.6	4.0		–	11.6

(a)	Small differences are due to rounding to first decimal place.

(b)	Production includes volumes consumed by operations.

(c)	‘Other’ comprises Algeria, Trinidad and Tobago and the United Kingdom (sold in FY2019).

(d)	For FY2017 and FY2018 amounts include 2.1 and 2.5 million barrels respectively, consumed as fuel in the United States.

(e)	For FY2017 and FY2018 amounts include 51.0 and 62.2 million barrels respectively attributable to discontinued operations of Onshore US.

Billions of cubic feet	Australia (c)	United States		Other (d)		Total
Proved developed and undeveloped natural gas reserves (a)
Reserves at 30 June 2017	2,869.7 (e)	2,546.3	(f)(i)	315.9	(g)	5,731.9	(h)(i)

Improved recovery	–	–		–		–
Revisions of previous estimates	(105.3)	(302.0)		57.0		(350.2)
Extensions and discoveries	–	204.1		–		204.1
Purchase/sales of reserves	–	(17.8)		–		(17.8)
Production (b)	(351.9)	(270.7)		(44.3)		(666.9)

Total changes	(457.2)	(386.3)		12.7		(830.7)

Reserves at 30 June 2018	2,412.5 (e)	2,160.1	(f)(i)	328.6	(g)	4,901.2	(h)(i)

Improved recovery	–	–		–		–
Revisions of previous estimates	53.7	14.0		24.7		92.4
Extensions and discoveries	2.5	0.4		–		3.0
Purchase/sales of reserves	–	(1,952.8)		–		(1,952.8)
Production (b)	(336.8)	(109.4)		(77.8)		(524.1)

Total changes	(280.6)	(2,047.8)		(53.1)		(2,381.5)

Reserves at 30 June 2019	2,131.9 (e)	112.3	(f)	275.5	(g)	2,519.7	(h)

Improved recovery	–	–		–		–
Revisions of previous estimates	(111.7)	14.2		5.6		(92.0)
Extensions and discoveries	62.4	–		84.0		146.5
Purchase/sales of reserves	–	–		–		–
Production (b)	(317.3)	(10.7)		(60.7)		(388.7)

Total changes	(366.6)	3.5		28.9		(334.2)

Reserves at 30 June 2020	1,765.3 (e)	115.8	(f)	304.4	(g)	2,185.5	(h)

Developed
Proved developed natural gas reserves
as of 30 June 2017	2,346.3	1,556.4		315.9		4,218.5
as of 30 June 2018	1,975.9	1,479.4		328.6		3,783.8
as of 30 June 2019	1,856.4	65.5		275.5		2,197.3
Developed reserves as of 30 June 2020	1,453.1	73.4		220.4		1,746.9

Undeveloped
Proved undeveloped natural gas reserves
as of 30 June 2017	523.4	989.9		–		1,513.3
as of 30 June 2018	436.6	680.7		–		1,117.3
as of 30 June 2019	275.5	46.8		–		322.3
Undeveloped reserves as of 30 June 2020	312.2	42.4		84.0		438.6

(a)	Small differences are due to rounding to first decimal place.

(b)	Production includes volumes consumed by operations.

(c)	Production for Australia includes gas sold as LNG.

(d)	‘Other’ comprises Algeria, Trinidad and Tobago and the United Kingdom (sold in FY2019).

(e)	For FY2017, FY2018, FY2019 and FY2020 amounts include 295, 295, 268 and 246 billion cubic feet respectively, which are anticipated to be consumed as fuel in operations in Australia.

(f)	For FY2017, FY2018, FY2019 and FY2020 amounts include 155, 160, 64 and 65 billion cubic feet respectively, which are anticipated to be consumed as fuel in operations in the United States.

(g)	For FY2017, FY2018, FY2019 and FY2020 amounts include 17, 16, 14 and 17 billion cubic feet respectively, which are anticipated to be consumed as fuel in operations in Other areas.

(h)	For FY2017, FY2018, FY2019 and 2020 amounts include 467, 472, 346 and 327 billion cubic feet respectively, which are anticipated to be consumed as fuel in operations.

(i)	For FY2017 and FY2018 amounts include 2444 and 2049 billion cubic feet respectively attributable to discontinued operations of Onshore US.

Millions of barrels of oil equivalent (a)	Australia	United States		Other (d)	Total
Proved developed and undeveloped oil, condensate, natural gas and NGL reserves (b)
Reserves at 30 June 2017	632.1 (e)	824.0	(f)(i)	78.6 (g)	1,534.6	(h)(i)

Improved recovery	–	–		–	–
Revisions of previous estimates	(20.9)	3.5		10.2	(7.3)
Extensions and discoveries	–	75.0		–	75.0
Purchase/sales of reserves	–	(5.3)		–	(5.3)
Production (c)	(82.2)	(103.3)		(12.1)	(197.6)

Total changes	(103.1)	(30.1)		(1.9)	(135.1)

Reserves at 30 June 2018	529.0 (e)	793.8	(f)(i)	76.7 (g)	1,399.5	(h)(i)

Improved recovery	–	–		–	–
Revisions of previous estimates	21.6	29.1		5.1	55.8
Extensions and discoveries	0.6	0 .9		–	1.6
Purchase/sales of reserves	–	(463.9)		–	(463.9)
Production (c)	(76.8)	(57.8)		(17.9)	(152.4)

Total changes	(54.5)	(491.7)		(12.8)	(558.9)

Reserves at 30 June 2019	474.5 (e)	302.2	(f)	63.9 (g)	840.6	(h)

Improved recovery	–	–		–	–
Revisions of previous estimates	(35.4)	24.8		0.2	(10.4)
Extensions and discoveries	12.5	–		19.0	31.5
Purchase/sales of reserves	–	–		–	–
Production (c)	(73.4)	(26.3)		(13.9)	(113.6)

Total changes	(96.3)	(1.5)		5.2	(92.6)

Reserves at 30 June 2020	378.2 (e)	300.7	(f)	69.1 (g)	748.0	(h)

Developed
Proved developed oil, condensate, natural gas and NGL reserves
as of 30 June 2017	523.8	453.1		74.6	1,051.6
as of 30 June 2018	439.6	464.7		73.9	978.2
as of 30 June 2019	414.9	144.1		62.2	621.2
Developed reserves as of 30 June 2020	312.6	148.3		48.6	509.5

Undeveloped
Proved undeveloped oil, condensate, natural gas and NGL reserves
as of 30 June 2017	108.2	370.8		4.0	483.1
as of 30 June 2018	89.4	329.2		2.8	421.3
as of 30 June 2019	59.6	158.1		1.7	219.4
Undeveloped reserves as of 30 June 2020	65.6	152.4		20.5	238.5

(a)	Barrel oil equivalent conversion based on 6,000 scf of natural gas equals 1 boe.

(b)	Small differences are due to rounding to first decimal place.

(c)	Production includes volumes consumed by operations.

(d)	‘Other’ comprises Algeria, Trinidad and Tobago and the United Kingdom (sold in FY2019).

(e)	For FY2017, FY2018, FY2019 and FY2020 amounts include 49, 49, 45 and 41 million barrels equivalent respectively, which are anticipated to be consumed as fuel in operations in Australia.

(f)	For FY2017, FY2018, FY2019 and FY2020 amounts include 28, 29, 11 and 11 million barrels equivalent respectively, which are anticipated to be consumed as fuel in operations in the United States.

(g)	For FY2017, FY2018, FY2019 and FY2020 amounts include 3, 3, 2 and 3 million barrels equivalent respectively, which are anticipated to be consumed as fuel in operations in Other areas.

(h)	For FY2017, FY2018, FY2019 and FY2020 amounts include 80, 81, 58 and 55 million barrels equivalent respectively, which are anticipated to be consumed as fuel in operations.

(i)	For FY2017 and FY2018 amounts include 531 and 490 million barrels equivalent respectively attributable to discontinued operations of Onshore US.

FY2020 proved undeveloped reserves

At 30 June 2020, Petroleum had 238 MMboe of proved undeveloped reserves, which corresponds to 32 per cent of the reported proved reserves of 748 MMboe. This represents an increase of 19 MMboe from the 219 MMboe at 30 June 2019.

The most significant drivers of this increase were the additions of 19 MMboe for the Ruby development project in Offshore Trinidad and Tobago and 12 MMboe for the Greater Western Flank Phase 3 development project in Australia as extensions and discoveries.

Reclassifications from proved undeveloped to proved developed occurred in Australia in the Macedon field (7 MMboe), the Cobia field in Bass Strait (2 MMboe) and in the Offshore US Gulf of Mexico in the Mad Dog Spar A field (3 MMboe). In the Shenzi field, the need to perform a producer redrill resulted in the reclassification of 4 MMboe proved developed into proved undeveloped.

In Australia, in the Bass Strait, 18 MMboe was moved into proved undeveloped for the Turrum field as a result of the reservoir performance reassessment while in the Kipper field, a reduction of the gas delivery pressure requirements enabled more gas to be delivered prior to the installation of compression. This resulted in the movement of 16 MMboe from proved undeveloped to proved developed reserves. Bass Strait proved undeveloped fuel was also increased by 3 MMboe as a result of a fuel utilisation study. Performance revisions in the Mad Dog Spar A and the Shenzi fields in the US Gulf of Mexico reduced proved undeveloped by 6 MMboe.

Lower commodity prices resulted in a 4 MMboe reduction to proved undeveloped reserves.

Over the past three years, the conversion of proved undeveloped reserves to developed status has totalled 98 MMboe, averaging 33 MMboe per year. At 30 June 2020, a total of 30 MMboe proved undeveloped reserves have been reported for five or more years. These reserves are in our currently producing fields and will be developed and brought on stream in a phased manner to best optimise the use of production facilities and to meet sales commitments. During FY2020, Petroleum spent US$1.0 billion on development activities worldwide. Of this amount:

•

US$0.8 billion was spent progressing the conversion of proved undeveloped reserves for conventional projects where developed status was achieved in FY2020 or, will be achieved when development is completed in the future

•	US$0.2 billion represented other development expenditures, including compliance and infrastructure improvements

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

FY2018 proved undeveloped reserves

At 30 June 2018, Petroleum had 421 MMboe of proved undeveloped reserves, which represented 30 per cent of year-end 2018 proved reserves of 1,400 MMboe. Approximately 237 MMboe or 56 per cent of the proved undeveloped reserves resided in our conventional offshore fields in Australia, the Gulf of Mexico and Algeria, while 185 MMboe or 44 per cent resided in our Onshore US fields. The proved undeveloped reserves at 30 June 2018 reflect a net decrease of 62 MMboe from the 483 MMboe reported at 30 June 2017. This decrease was in large part the result of changes to development plans and reduced pace of drilling, which resulted in a reduction of 67 MMboe, the majority of which occurred in our Onshore US fields. This was partially offset by extensions of 50 MMboe for new drilling locations in our Onshore US fields. The conversion of 48 MMboe from proved undeveloped to proved developed through drilling and development activities also contributed to the decrease. The largest component of this conversion occurred in our Onshore US fields where 26 MMboe was moved to proved developed status. An additional 11 MMboe was converted in the North West Shelf Persephone development in Australia, while 10 MMboe was converted in the Atlantis field in the Offshore US Gulf of Mexico. An additional 1 MMboe was also converted as a result of drilling in the ROD integrated development in Algeria. Improved liquids prices but reduced gas prices led to a net reduction due to price in Onshore US proved undeveloped reserves of 4 MMboe. Performance revisions overall totalled 9 MMboe, with an increase of 11 MMboe in Onshore US fields, primarily in Eagle Ford and Permian, and a net reduction of 2 MMboe in Australia.

The changes in proved undeveloped reserves in FY2020, FY2019 and FY2018 are summarised by change category in the table below. Additional information detailing the effect of price, performance, changes in capital development plans and technical studies are also provided for revisions.

Proved Undeveloped Reserves (PUD) Reconciliation (MMboe)(a)	Year Ended 30 June
	2020	2019	2018
PUD Opening Balance	219	421	483
Revisions of Previous Estimates	(12)	(18)	(111)
Reclassifications to developed	(8)	(42)	(48)
Performance, Technical Studies and Other	(1)	16	9
Development Plan Changes	(0)	8	(67)
Price	(4)	–	(4)
Extensions and Discoveries	31	1	50
Acqusitions/Sales	–	(185)	–

Total Change	19	(202)	(62)

PUD Closing Balance	238	219	421

(a)	Small differences are due to rounding.

6.4.2    Ore Reserves

Ore Reserves are estimates of the amount of ore that can be economically and legally extracted and processed from our mining properties. In order to estimate reserves, assumptions are required about a range of technical and economic factors, including quantities, qualities, production techniques, recovery efficiency, production and transport costs, commodity supply and demand, commodity prices and exchange rates. Estimating the quantity and/or quality of Ore Reserves requires the size, shape and depth of ore bodies to be determined by analysing geological data such as drilling samples and geophysical survey interpretations. Economic assumptions used to estimate reserves may change from period to period as additional technical, financial and operational data is generated. All of the Ore Reserves presented are reported in 100 per cent terms and represent estimates at 30 June 2020 (unless otherwise stated). All tonnes and grade information has been rounded, hence small differences may be present in the totals. Tonnes are reported as dry metric tonnes (unless otherwise stated).

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

The reported Ore Reserves contained in this document do not exceed the quantities that we estimate and could be extracted economically if future prices for each commodity were equal to the average historical prices for the three years to 31 December 2019, using current operating costs. In some cases where commodities are produced as by-products (or co-products) with other metals, we use the three-year average historical prices for the combination of commodities produced at the relevant mine in order to verify that each Ore Reserve is economic. The three-year historical average prices used for each traded commodity to test for impairment of the Ore Reserves contained in this Annual Report are as follows:

Commodity Price(1)	US$
Copper	2.83/lb
Gold	1,306/ozt
Molybdenum	10.50/lb
Nickel	5.66/lb
Silver	16.32/ozt
Zinc	1.27/lb
Uranium(2)	24.20/lb
Iron Ore – Fines	70.06/dmt
Iron Ore – Lump	84.60/dmt
Metallurgical Hard Coking Coal	191.00/t
Metallurgical Weak Coking Coal	108.59/t
Thermal Coal Newcastle(2)	91.22/t
Thermal Coal Colombia(2)	71.97/t

(1)	Some commodities are traded on a contractual basis for which we are unable to disclose prices due to commercial sensitivity.

(2)

The Uranium price reported is sourced from IMF World Uranium U3O8 Restricted Price Nuexco Exchange Spot. Thermal coal prices reported are sourced from the McCloskey Report FOB by region, Newcastle and Colombia 6,000 kcal/t Net As Received. These are comparable to realised prices used to test for impairment.

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

Copper

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2020																			As at 30 June 2019
Commodity Deposit (1)(2)(3)(4)	Ore Type	Proven Reserves					Probable Reserves					Total Reserves					Reserve Life (years)	BHP Interest %	Total Reserves					Reserve Life (years)
		Mt	%TCu	%SCu	ppmMo		Mt	%TCu	%SCu	ppmMo		Mt	%TCu	%SCu	ppmMo				Mt	%TCu	%SCu	ppmMo
Copper
Escondida (5)	Oxide	77	0.64	–	–		129	0.55	–	–		206	0.58	–	–		58	57.5	228	0.60	–	–		58
	Sulphide	3,420	0.70	–	–		1,790	0.57	–	–		5,210	0.66	–	–				5,420	0.65	–	–
	Sulphide Leach	1,330	0.42	–	–		326	0.41	–	–		1,660	0.42	–	–				1,670	0.42	–	–
Cerro Colorado (6)	Oxide	29	0.58	0.42	–		6.0	0.58	0.42	–		35	0.58	0.42	–		3.4	100	41	0.58	0.42	–		4.3
	Supergene Sulphide	14	0.57	0.17	–		4.0	0.63	0.15	–		18	0.58	0.17	–				24	0.61	0.15	–
	Transitional Sulphide	12	0.51	0.10	–		1.6	0.51	0.09	–		14	0.51	0.10	–				17	0.49	0.10	–
Spence (7)	Oxide	31	0.61	0.42	–		0.11	0.95	0.63	–		31	0.61	0.42	–		36	100	21	0.63	0.42	–		46
	Oxide Low Solubility	9.9	0.68	0.29	–		0.59	0.56	0.31	–		10	0.67	0.30	–				14	0.68	0.28	–
	Supergene Sulphide	100	0.62	0.10	–		6.6	0.43	0.08	–		107	0.61	0.10	–				131	0.64	0.13	–
	Transitional Sulphide	22	0.67	0.05	100		0.51	0.53	0.04	60		23	0.66	0.05	95				20	0.67	0.06	100
	Hypogene Sulphide	615	0.46	0.02	180		694	0.46	0.02	130		1,310	0.46	0.02	150				1,310	0.45	0.02	160
	ROM	–	–	–	–		–	–	–	–		–	–	–	–				0.74	0.65	0.06	–

		Mt	%Cu	kg/t U3O8	g/tAu	g/tAg	Mt	%Cu	kg/t U3O8	g/tAu	g/tAg	Mt	%Cu	kg/t U3O8	g/tAu	g/tAg			Mt	%Cu	kg/t U3O8	g/tAu	g/tAg
Copper Uranium Gold
Olympic Dam (8)	UG Sulphide	210	1.92	0.58	0.74	4	238	1.85	0.56	0.65	4	448	1.88	0.57	0.69	4	43	100	537	1.87	0.57	0.71	4	54
	Low-grade	–	–	–	–	–	25	0.86	0.29	0.34	2	25	0.86	0.29	0.34	2			24	0.99	0.33	0.40	2

		Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo			Mt	%Cu	%Zn	g/tAg	ppmMo
Copper Zinc
Antamina (9)	Sulphide Cu only	137	0.92	0.12	6	350	108	0.97	0.15	8	330	245	0.94	0.13	7	340	7.7	33.75	266	0.97	0.16	7	370	8.8
	Sulphide Cu-Zn	69	0.89	2.09	13	80	94	0.82	2.18	13	80	163	0.85	2.14	13	80			202	0.82	1.97	15	70

(1)	Cut-off criteria:

Deposit	Ore Type	Ore Reserves
Escondida	Oxide	≥ 0.20%SCu
	Sulphide	≥ 0.30%TCu and greater than variable cut-off (V_COG) of concentrator. Sulphide ore is processed in the concentrator plants as a result of optimised mine plan with consideration of technical and economical parameters in order to maximise Net Present Value.
	Sulphide Leach	≥ 0.25%TCu and lower than V_COG. Sulphide Leach ore is processed by dump leaching as an alternative to the concentrator process.
Cerro Colorado	Oxide, Supergene Sulphide & Transitional Sulphide	≥ 0.30%TCu
Spence	Oxide & Oxide Low Solubility	≥ 0.30%TCu
	Supergene Sulphide, Transitional Sulphide & Hypogene Sulphide	≥ 0.20%TCu
Olympic Dam	UG Sulphide	Variable between 1.10%Cu and 1.40%Cu
	Low-grade	≥ 0.65%Cu
Antamina	Sulphide Cu only	Net value per concentrator hour incorporating all material revenue and cost factors and includes metallurgical recovery (see footnote 4 for averages). Mineralisation at the US$6,000/hr limit is equivalent to 0.17%Cu, 2.2g/tAg, 139ppmMo with 6,700t/hr mill throughput.
	Sulphide Cu-Zn	Net value per concentrator hour incorporating all material revenue and cost factors and includes metallurgical recovery (see footnote 4 for averages). Mineralisation at the US$6,000/hr limit is equivalent to 0.08%Cu, 0.72%Zn, 8.7g/tAg with 6,500t/hr mill throughput.

Antamina – All metals used in net value calculations are assumed to be recovered into concentrate and sold.

(2)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Reserves	Probable Reserves
Escondida	Oxide: 30m × 30m Sulphide: 50m × 50m Sulphide Leach: 60m × 60m	Oxide: 45m × 45m Sulphide: 90m × 90m Sulphide Leach: 115m × 115m
Cerro Colorado	40m to 50m	100m
Spence	Oxide & Oxide Low Solubility: maximum 50m × 50m Supergene Sulphide, Transitional Sulphide & Hypogene Sulphide: maximum 70m × 70m	100m × 100m for all Ore Types
Olympic Dam	20m to 35m	35m to 70m
Antamina	25m to 45m	40m to 80m

(3)	Ore delivered to process plant.

(4)	Metallurgical recoveries for the operations were:

Deposit	Metallurgical Recovery
Escondida	Oxide: 59% Sulphide: 83% Sulphide Leach: 42%
Cerro Colorado	Oxide: 75% Supergene Sulphide: 80% Transitional Sulphide: 65%
Spence	Oxide & Oxide Low Solubility: 80% Supergene Sulphide: 82% Transitional Sulphide & Hypogene Sulphide: Cu 86%, Mo 56%
Olympic Dam	Cu 94%, U3O8 68%, Au 70%, Ag 63%
Antamina	Sulphide Cu only: Cu 93%, Zn 0%, Ag 80%, Mo 65% Sulphide Cu-Zn: Cu 78%, Zn 80%, Ag 63%, Mo 0%

(5)

Escondida – The decrease in Oxide ore type was mainly due to depletion. Incorporated within the Reserve Life calculation were Oxide and Sulphide Leach ore types, which contribute 10 years and 24 years respectively.

(6)

Cerro Colorado – The decrease in Ore Reserves was mainly due to depletion with Reserve Life constrained to mining permit expiry in 2023. Transitional Sulphide ore type recovery based on metallurgical testwork.

(7)

Spence – The increase in Oxide and Transitional Sulphide ore types was due to an update in the resource estimate supported by additional drilling. The decrease in Oxide Low Solubility, Supergene Sulphide and ROM ore types was mainly due to depletion. Reduction in Reserve Life from 46 years to 36 years was mainly due to increased overall processing rate assumptions. Transitional Sulphide and Hypogene Sulphide ore type recoveries are based on metallurgical testwork.

(8)

Olympic Dam – The decrease in UG Sulphide ore type and reduction in Reserve Life was due to updated commodity prices and mine stope design changes partially offset by an update in the resource estimate supported by additional drilling.

(9)	Antamina – The decrease in the Ore Reserves and reduction in Reserve Life was mainly due to depletion partially offset by an update in the resource estimate and changes to reserves classification.

Iron Ore (1)

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2020																						As at 30 June 2019
		Proven Reserves						Probable Reserves						Total Reserves						Reserve Life (years)	BHP Interest %	Total Ore Reserves						Reserve Life (years)
Commodity Deposit	Ore Type	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI			Mt	%Fe	%P	%SiO2	%Al2O3	%LOI
Australia
WAIO (2)(3)(4)(5)(6)(7)(8)(9)	BKM	910	63.1	0.12	2.9	2.1	4.3	1,570	62.2	0.13	3.5	2.2	4.8	2,480	62.5	0.13	3.3	2.2	4.6	15	88	2,710	62.3	0.13	3.4	2.2	4.6	17
	BKM Bene	10	59.8	0.13	6.9	3.5	2.1	10	59.6	0.13	7.4	3.1	2.0	30	59.7	0.13	7.1	3.3	2.0			40	59.5	0.13	7.3	3.3	2.1
	CID	120	57.0	0.05	5.7	1.6	10.7	30	57.9	0.05	5.1	1.5	10.3	150	57.2	0.05	5.5	1.5	10.6			300	56.7	0.04	6.4	1.5	10.6
	MM	560	62.4	0.06	2.7	1.5	6.0	1,240	61.4	0.06	3.4	1.8	6.5	1,800	61.7	0.06	3.1	1.7	6.3			1,760	61.8	0.06	3.1	1.7	6.3

(1)

Samarco – Following the failure of the Fundão tailings dam in November 2015 and the continued shutdown of its operations, Samarco is reviewing the operation’s reserves. Under these circumstances, BHP is currently not in a position to report reserves for Samarco as of 30 June 2020. However, developments in the future may provide additional information and operating approvals for which a different conclusion might be reached.

(2)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Reserves	Probable Reserves
WAIO	50m x 50m	150m x 50m

(3)	WAIO recovery was 100%, except for BKM Bene where Whaleback beneficiation plant recovery was 87% (tonnage basis).

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

(9)

The decrease in BKM and BKM Bene ore types was mainly due to depletion. The decrease in CID ore type was due to depletion and changes to the mine plan. The reduction in Reserve Life was mainly due to depletion.

Metallurgical Coal

Coal Reserves in accordance with Industry Guide 7

As at 30 June 2020																				As at 30 June 2019
			Proven Reserve	Probable Reserve	Total Reserve	Proven Marketable Reserves				Probable Marketable Reserves				Total Marketable Reserves				Reserve Life (years)	BHP Interest %	Total Marketable Reserves				Reserve Life (years)
Commodity Deposit (1)(2)(3)(4)(5)	Mining Method	Coal Type	Mt	Mt	Mt	Mt	%Ash	%VM	%S	Mt	%Ash	%VM	%S	Mt	%Ash	%VM	%S			Mt	%Ash	%VM	%S
Metallurgical Coal Operations
Queensland Coal
CQCA JV
Goonyella Riverside (6)	OC	Met	513	19	532	405	9.1	25.2	0.53	14	10.9	28.4	0.56	419	9.1	25.3	0.53	35	50	432	9.1	25.3	0.53	38
Broadmeadow (6)	UG	Met	59	106	165	46	8.1	23.9	0.54	67	10.0	23.3	0.55	112	9.2	23.5	0.55			120	9.2	23.6	0.54
Peak Downs (7)	OC	Met/Th	669	91	760	393	10.6	22.1	0.59	51	10.6	24.2	0.84	444	10.6	22.3	0.62	27	50	443	10.6	22.5	0.62	26
Caval Ridge	OC	Met	232	101	333	134	11.0	22.2	0.57	61	11.0	22.3	0.57	196	11.0	22.2	0.57	27	50	203	11.0	22.3	0.58	28
Saraji (7)(8)	OC	Met/Th	487	54	541	315	10.5	17.9	0.63	24	10.6	19.2	0.88	339	10.5	18.0	0.65	33	50	–	–	–	–	31
	OC	Met	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–			293	10.2	17.8	0.65
Norwich Park (9)	OC	Met	159	70	229	116	10.3	16.8	0.70	49	10.2	16.6	0.70	165	10.3	16.7	0.70	65	50	165	10.3	16.7	0.70	65
Blackwater (7)(10)	OC	Met/Th	181	229	410	157	8.8	26.5	0.43	195	9.1	26.2	0.42	352	9.0	26.3	0.42	27	50	396	8.4	26.7	0.43	24
Daunia (11)	OC	Met/PCI	68	25	93	59	8.1	20.4	0.34	21	8.3	20.0	0.35	80	8.2	20.3	0.34	17	50	85	8.2	20.3	0.34	18
BHP Mitsui Coal
South Walker Creek (12)	OC	Met/PCI	93	36	129	74	9.2	13.6	0.29	29	9.2	13.2	0.29	102	9.2	13.5	0.29	16	80	108	9.2	13.5	0.30	17
Poitrel (13)	OC	Met	31	24	55	25	7.9	23.0	0.31	19	8.4	23.3	0.31	44	8.1	23.1	0.31	9.6	80	48	8.1	23.1	0.31	10

(1)

Cut-off criteria applied were: Goonyella Riverside, Peak Downs, Norwich Park, Saraji ≥ 0.5m seam thickness; Caval Ridge ≥ 0.4m seam thickness; Blackwater, Daunia, South Walker Creek, Poitrel ≥ 0.3m seam thickness; Broadmeadow ≥ 2.5m seam thickness.

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

Deposit	Proven Reserves	Probable Reserves
Goonyella Riverside, Broadmeadow	900m to 1,300m plus 3D seismic coverage for UG	1,750m to 2,400m
Peak Downs	250m to 1,500m	500m to 2,500m
Caval Ridge	500m to 1,050m	500m to 2,100m
Saraji	450m to 1,800m	800m to 2,600m
Norwich Park	500m to 1,400m	1,000m to 2,800m
Blackwater	450m to 1,000m	900m to 1,850m
Daunia	450m to 850m	900m to 1,400m
South Walker Creek	400m to 800m	650m to 1,500m
Poitrel	300m to 550m	600m to 1,050m

(3)	Product recoveries for the operations were:

Deposit	Product Recovery
Goonyella Riverside, Broadmeadow	74%
Peak Downs	58%
Caval Ridge	59%
Saraji	63%
Norwich Park	71%
Blackwater	86%
Daunia	85%
South Walker Creek	78%
Poitrel	79%

(4)

Total Coal Reserves were at the moisture content when mined (4% CQCA JV and BHP Mitsui Coal). Total Marketable Reserves were at a product specification moisture content (9.5-10% Goonyella Riverside Broadmeadow; 9.5% Peak Downs; 10.5% Caval Ridge; 10% Saraji; 10-11% Norwich Park; 7.5-11.5% Blackwater; 10-10.5% Daunia; 9% South Walker Creek; 10-12% Poitrel) and at an air-dried quality basis for sale after the beneficiation of the Total Coal Reserves.

(5)	Coal delivered to handling plant.

(6)

Goonyella Riverside and Broadmeadow deposits use the same infrastructure and Reserve Life applies to both. The decrease in Reserve Life was mainly due to depletion, change in mine plan at Broadmeadow and an increase in nominated production rate from 19Mtpa to 20Mtpa.

(7)	Percentage of secondary thermal products for Reserves with coal type Met/Th are: Peak Downs 1%; Saraji 1%; Blackwater 14%. Contributions will vary year on year based on market demand.

(8)	Saraji – The increase in Coal Reserves was mainly due to changes in the mine design and revised yield. Change in Coal Type from Met to Met/Th.

(9)	Norwich Park remains on care and maintenance.

(10)	Blackwater – The increase in Coal Reserves and Reserve Life was mainly due to improved commodity price.

(11)	Daunia – The decrease in Coal Reserves was due to depletion.

(12)	South Walker Creek – The decrease in Coal Reserves was due to depletion.

(13)	Poitrel – The decrease in Coal Reserves was due to depletion.

Energy Coal

Coal Reserves in accordance with Industry Guide 7

As at 30 June 2020																							As at 30 June 2019
Commodity Deposit (1)(2)(3)(4)	Mining Method	Coal Type	Proven Reserves	Probable Reserves	Total Reserves	Proven Marketable Reserves					Probable Marketable Reserves					Total Marketable Reserves					Reserve Life (years)	BHP Interest %	Total Marketable Reserves					Reserve Life (years)
			Mt	Mt	Mt	Mt	%Ash	%VM	%S	KCal/ kg CV	Mt	%Ash	%VM	%S	KCal/ kg CV	Mt	%Ash	%VM	%S	KCal/kg CV			Mt	%Ash	%VM	%S	KCal/kg CV
Energy Coal
Australia
Mt Arthur Coal (5)(6)	OC	Th	269	299	568	211	15.9	28.6	0.52	5,990	225	14.7	28.2	0.46	6,100	436	15.3	28.4	0.49	6,050	20	100	453	15.3	28.4	0.49	6,050	21
Colombia
Cerrejón (7)(8)	OC	Th	192	137	329	186	12.3	32.3	0.61	6,070	133	11.0	33.0	0.60	5,980	319	11.8	32.6	0.61	6,032	14	33.33	333	11.2	32.4	0.61	6,101	15

(1)	Cut-off criteria:

Deposit	Coal Reserves
Mt Arthur Coal	≥ 0.3m seam thickness, ≤ 32% ash, ≥ 40% coal washery yield
Cerrejón	≥ 0.35m seam thickness

(2)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Reserves	Probable Reserves
Mt Arthur Coal	200m to 800m (geophysically logged, ≥95% core recovery)	400m to 1,550m (geophysically logged, ≥95% core recovery)
Cerrejón	>6 drill holes per 100ha	2 to 6 drill holes per 100ha

(3)	Product recoveries for the operations were:

Deposit	Product Recovery
Mt Arthur Coal	77%
Cerrejón	97%

(4)

Total Coal Reserves were at the moisture content when mined (9% Mt Arthur Coal; 13.2% Cerrejón). Total Marketable Reserves were at a product specific moisture content (9.6% Mt Arthur Coal; 14.5% Cerrejón) and at an as received quality basis for Mt Arthur Coal and at a total moisture quality basis for Cerrejón.

(5)	Mt Arthur Coal – Coal delivered to handling plant.

(6)	Mt Arthur Coal – Mining studies are in progress that may result in changes in the mine design and the Coal Reserves.

(7)	Cerrejón – Marketable Coal Reserves decreased due to depletion partially offset by improved resource classification supported by additional drilling. Coal is beneficiated by exception.

(8)	Cerrejón – In response to ongoing local community legal challenges, some permits remain suspended. BHP continues to monitor the situation for potential impact on mining.

Other Assets

Ore Reserves in accordance with Industry Guide 7

As at 30 June 2020										As at 30 June 2019
Commodity Deposit (1)(2)(3)(4)		Proven Reserves		Probable Reserves		Total Reserves		Reserve Life (years)	BHP Interest %	Total Reserves		Reserve Life (years)
	Ore Type	Mt	%Ni	Mt	%Ni	Mt	%Ni			Mt	%Ni
Nickel West Operations
Leinster (5)	OC	2.9	0.75	1.0	0.68	3.9	0.74	8.0	100	2.8	0.93	1.0
	UG	–	–	5.1	1.6	5.1	1.6			–	–
Mt Keith (6)	OC	65	0.57	19	0.55	84	0.57	15	100	88	0.57	12
	SP	6.2	0.58	0.9	0.45	7.1	0.58			8.4	0.48
Yakabindie	OC	55	0.60	41	0.62	96	0.61	8.9	100	99	0.61	10

(1)	Cut-off criteria:

Deposit	Ore Type	Ore Reserves
Leinster	OC	≥ 0.40%Ni
	UG	≥ 0.90%Ni
Mt Keith	OC	Variable between 0.35%Ni and 0.40%Ni and ≥ 0.18% recoverable Ni
SP
Yakabindie	OC	≥ 0.35%Ni

(2)	Approximate drill hole spacings used to classify the reserve were:

Deposit	Proven Reserves	Probable Reserves
Leinster	25m × 25m	25m × 50m
Mt Keith	40m × 40m	80m × 80m
Yakabindie	40m × 60m	80m × 60m

(3)	Ore delivered to the process plant.

(4)	Metallurgical recovery for the operations were:

Deposit		Metallurgical Recovery
Leinster	OC	80%
	UG	88%
Mt Keith		63%
Yakabindie		63%

(5)

Leinster – The increase in the OC ore type was due to improved resource classification which enabled increase conversion to Ore Reserves and mine design changes. The increase in the Reserve Life was due to the addition of the UG ore type and the increase in OC ore type reserves. Incorporated within the Reserve Life calculation were OC and UG ore types, which contribute 2 years and 8 years respectively.

(6)	Mt Keith – The decrease in Ore Reserves was mainly due to depletion. The increase in Reserve Life was due to a decrease in nominated production rate from 8Mtpa to 6Mtpa.

6.5    Major projects

At the end of FY2020, BHP had six major projects under development in petroleum, copper, iron ore and potash, with a combined budget of US$11.4 billion over the life of the projects.

Capital and exploration expenditure of US$7.6 billion in FY2020 was within guidance. Capital and exploration expenditure of approximately US$7 billion is now expected for FY2021 and is approximately US$1 billion lower than previous guidance predominantly due to the deferral of a number of our petroleum projects in order to maximise value. This guidance includes a US$0.7 billion exploration program in FY2021, with approximately US$450 million for petroleum exploration and appraisal expenditure.

•	Projects in execution at the end of FY2020

Commodity	Project and ownership	Capacity(1)	Date of initial production	Capital expenditure (US$M) (1)
			Target	Budget
Projects under development
Petroleum	Atlantis Phase 3 (US Gulf of Mexico) 44% (non-operator)	New subsea production system that will tie back to the existing Atlantis facility, with capacity to produce up to 38,000 gross barrels of oil equivalent per day. On schedule and on budget. First production achieved in July 2020. Overall project is 79% complete	CY2020	696
Petroleum	Ruby (Trinidad and Tobago) 68.46% (operator)	Five production wells tied back into existing operated processing facilities, with capacity to produce up to 16,000 gross barrels of oil per day and 80 million gross standard cubic feet of natural gas per day. On schedule and on budget. Overall project is 28% complete	CY2021	283
Petroleum	Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	New floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day. On schedule and on budget. Overall project is 77% complete	CY2022	2,154
Iron Ore	South Flank (Australia) 85% (operator)	Sustaining iron ore mine to replace production from the 80 Mtpa Yandi Mine. Overall project is 76% complete	CY2021	3,061
Copper	Spence Growth Option (Chile)	New 95 ktpd concentrator is expected to incrementally increase Spence’s payable copper in concentrate production by approximately 185 ktpa in the first 10 years of operation and extend the mining operations by more than 50 years. Overall project is 93% complete. Project approved on 17 August 2017	FY2021	2,460

				8,654

•	Other projects in progress at the end of FY2020

			Capital expenditure (US$M)(1)
Commodity	Project and ownership	Scope	Budget
Projects under development
Potash	Jansen Potash Project (Canada) 100%	Investment to finish the excavation and lining of the production and service shafts, and continue the installation of essential surface infrastructure and utilities	2,700

			2,700

(1)

Unless noted otherwise, references to capacity are on a 100 per cent basis, references to capital expenditure from subsidiaries are reported on a 100 per cent basis and references to capital expenditure from joint operations reflect BHP’s share.

6.6    Sustainability – performance data

Definition and calculation of sustainability performance metrics

We use various sustainability performance metrics (SPMs) to reflect our sustainability performance.

Management uses these SPMs to evaluate BHP’s performance against both positive and negative impacts of operational activities and our progress against our sustainability commitments and targets.

These SPMs are commonly used measures by many of our stakeholders and most are industry standard. To ensure our sustainability performance is relevant and considers breadth and depth of reporting, we align our SPMs with credible international standards, such as the Global Reporting Initiative (GRI) sustainability reporting standards. The standards relevant to each SPM for the year ended 30 June 2020 are listed in the tables below.

This section outlines why we believe the SPMs are useful to the Board, management, investors and other stakeholders, and the methodology behind the metrics. A detailed definition and explanation is provided in the below methodology tables for each of our most material SPMs.

Health and safety-related metrics

Our highest priority is the safety of our people and the communities in which we operate. This is why we focus on identifying safety risks and implementing controls designed to minimise the likelihood and potential impact of those risks. The health and safety SPMs allow the Board, management, investors and other stakeholders to measure and track health and safety performance at our operated assets, including trends related to personal injuries, occupational illness and exposures. We focus on strengthening in-field verification of material and fatal risks; enhancing our internal investigation process and widely sharing and applying lessons and enabling additional quality field time to engage our workforce.

Reference and SPM	Section 1.4.8 Sustainability KPIs, section 1.7.3 Safety and section 6.6.1 People – performance data – TRIF

Methodology

TRIF (total recordable injury frequency) is an indicator highlighting broad personal injury trends and refers to the number of recordable injuries per hours worked during the financial year. TRIF equals the sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) x 1,000,000 (or 200,000) ÷ actual hours worked. In accordance with SASB Metals and Mining Standard we also report TRIF per 200,000 hours worked in section 6.6.1 People – performance data FY2020. BHP adopts the US Government Occupational Safety and Health Administration (OSHA) guidelines for the recording and reporting of occupational injury and illnesses. TRIF statistics exclude non-operated assets.

Year-on-year improvement of TRIF is one of our five-year sustainability targets and is one of the indicators used to assess our safety performance.

FY2016 to FY2018 data includes Continuing operations and Discontinued operations (Onshore US assets). FY2019 data includes Discontinued operations (Onshore US assets) to 28 February 2019 and Continuing operations.

This methodology has been prepared in accordance with GRI standard 403-9 and OSHA guidelines.

Reference and SPM	Section 1.7.3 Safety and section 6.6.1 People – performance data – High potential injury events

Methodology	High potential injury (HPI) events refers to the number of recordable injuries and first aid cases where there was the potential for a fatality during the financial year. High potential injury event trends remain a primary focus to assess progress against our most important safety objective: to eliminate fatalities and provides insight into our performance on preventing future fatalities.

The basis of calculation for high potential injuries was revised in FY2020 from event count to injury count as part of a safety reporting methodology improvement.

FY2016 to FY2018 data includes Continuing operations and Discontinued operations (Onshore US assets). FY2019 data includes Discontinued operations (Onshore US assets) to 28 February 2019 and Continuing operations.

This methodology has been prepared in accordance with GRI standard 403-9.

Reference and SPM	Section 1.7.4 Health and section 6.6.1 People – performance data – Occupational illness incidence

Methodology

An occupational illness is an illness that occurs as a consequence of work-related activities or exposure and includes acute or chronic illnesses or diseases, which may be caused by inhalation, absorption, ingestion or direct contact. Illness is determined by reference to the US OSHA Recordkeeping Handbook.

Occupational illness incidence is a lag indicator highlighting broad occupational illness trends and refers to the number of employees that suffer from an occupational illness per million hours worked during the financial year.

Incidence of occupational illness is used to identify situations where exposure controls were effective (no illness occurrence) and where exposure controls were potentially ineffective (illness occurs). It also informs priorities for exposure reduction projects.

The data for FY2016 to FY2018 includes Continuing operations and Discontinued operations. FY2019 data includes Discontinued operations (Onshore US assets) to 31 October 2018 and Continuing operations.

This methodology has been prepared in accordance with GRI standard 403-10 and the OSHA Recordkeeping Handbook.

Reference and SPM	Section 1.4.8 Sustainability KPIs and section 1.7.4 Health – Occupational exposures

Methodology

Occupational exposures refers to the number of employees who have potential exposure to an agent in the workplace that exceeds either regulatory or the sometimes stricter BHP internal occupational exposure limits (OELs). These employees are required to wear personal protective equipment (PPE). Reported occupational exposure data discounts the effect of the PPE worn.

BHP has adopted a five-year sustainability target to reduce by at least 50 per cent (compared to the adjusted FY2017 exposure data) the number of employees exposed to diesel exhaust particulate matter, coal mine dust and silica.

An OEL is the level of exposure to an agent to which it is believed nearly all people may be repeatedly exposed throughout a working life without adverse effect.

The exposure profile is derived through a combination of quantitative exposure measurements and qualitative assessments undertaken by specialist occupational hygienists consistent with best practice as defined by the American Industrial Hygiene Association. The 95 per cent upper confidence limit of the mean exposure is compared to our OELs.

Where employees are exposed in excess of an OEL

•   exposure controls in accordance with the hierarchy of control must be implemented

•   PPE is provided and must be worn

•   health surveillance must be undertaken

Quantitative occupational exposure measurements are undertaken to provide assurance that implemented controls remain effective.

People-related metrics

Our global workforce is the foundation of our business and we believe that supporting the wellbeing of our people and promoting an inclusive and diverse culture are vital for maintaining a competitive advantage. The SPMs for gender, employment type and turnover are key indicators, which allow the Board, management, investors and other stakeholders to measure and track our near and long-term progress.

Reference and SPM	Section 1.6.1 Our people, section 1.6.2 Employees and contractors, and section 6.6.1 People – performance data – Workforce by gender, region, category and employment type

Methodology

Proportional data for average number of employees is based on the average of the number of employees at the last day of each calendar month for a 10-month period from July to April, which is then used as the average for the FY2020.

The number and average number (and percentages) of employees by region shows the weighted average number of employees based on BHP ownership.

Contractor data is collected from internal surveys and the organisation systems and averages for a 10-month period from July 2019 to April 2020, which is then used as the average for the FY2020.

The gender numbers in section 1.6.1 are a ‘point in time’ snapshot at 30 June 2020 used in internal management reporting for the purposes of monitoring progress against our aspiration goal of a gender balanced workforce by FY2025.

There is no significant seasonal variation in employment numbers.

These methodologies have been prepared in accordance with GRI standard 102-8 and GRI standard 405-1.

Reference and SPM	Section 1.6.1 Our people and section 6.6.1 People – performance data – Employee new hires and turnover

Methodology

Data for employee new hires, including by gender, age group and region, is based on the number of employee new hires for a 10-month period from July 2019 through to April 2020 divided by the average number of employees at the last day of each calendar month for the same period, which is then used to calculate a weighted average for FY2020 based on our operated assets. Employee new hires refers to all employment types.

Data for employee turnover, including by gender, age group and region, is based on the number of employee new terminations for a 10-month period from July 2019 through to April 2020 divided by the average number of employees at the last day of each calendar month for the same period, which is then used to calculate a weighted average for FY2020 based on our operated assets. Employee new terminations refers to all employment types.

These methodologies have been prepared in accordance with GRI standard 401-1.

Community-related metrics

We seek to create and contribute to social value in the communities where we operate through the positive social and economic benefits generated by our core business, our constructive engagement and advocacy on important issues and our contribution as community partners. Our community SPMs allow the Board, management, investors and other stakeholders to track our performance in contributing to social value in the communities in which we operate and monitor our relationships and engagement with this important stakeholder group.

Reference and SPM	Section 1.4.8 Sustainability KPIs and section 1.7.9 Community – Social investment spend

Methodology

Our voluntary social investment is calculated as 1 per cent of the average of the previous three years’ pre-tax profit. Social investment is our voluntary contribution towards projects or donations with the primary purpose of contributing to the resilience of the communities where we operate and the environment, aligned with our broader business priorities. By building common ground through collective impact and partnerships, our social investments will purposefully create social value to strengthen the communities of which we are a part, to improve the resilience of the natural environment, and address the strategic priorities of the business. Donations from BHP to the BHP Foundation are included in the calculation of our 1 per cent target as are the costs of administering our social investment programs. The Sustainability Committee reviews our social investment spend on a quarterly basis.

Our social investment spend is one of the metrics used to monitor our performance against our commitment to making a contribution to social value and meeting our five-year sustainability target.

Reference and SPM	Section 1.4.8 Sustainability KPIs and section 1.7.9 Community – Significant community events

Methodology

A significant event resulting from BHP operated activities, is one with an actual severity rating of four and above, based on our internal severity rating scale (tiered from one to five by increasing severity) as defined in our mandatory minimum requirements for risk management. A significant community event is an event that could have a serious impact on community, including impacts to livelihoods, infrastructure, health, safety, security or cultural heritage. A significant event could also include a substantiated human rights violation.

This metric assists the Board and management in monitoring BHP’s social performance and is one indicator of the health of our relationship with the communities where we operate.

This methodology has been prepared in accordance with GRI standard 413-2 and GRI standard MM6.

Reference and SPM	Section 1.7.9 Community and section 6.6.2 Society – performance data – Community complaints

Methodology

Community complaints refer to a verbal or written notification made directly to a BHP representative by a member of a community relating to an alleged adverse impact on that community arising from BHP’s activities and/or employee or contractor behaviour at our operated assets. Trends in community complaints are analysed by management every six months, and this data is used as one of the inputs for management to determine whether we are operating within our risk appetite.

This metric assists the Board and management to monitor BHP’s social performance and is one indicator of the health of our relationship with the communities where we operate.

This methodology has been prepared in accordance with GRI standard MM7.

Environment-related metrics

We acknowledge the nature of our operations can have significant environmental impacts. Our environmental SPMs allow the Board and management to manage and monitor the inherent risks relating to, and any adverse impacts our operations may have on, air quality, water resources, biodiversity and habitats. They also allow the Board, management, investors and other stakeholders to measure and track our performance towards our environmental commitments. These measures are used to inform strategic focus areas, support planning and investments in infrastructure and identify improvement opportunities that potentially reduce environmental impacts. BHP respects legally designated protected areas and commits to avoiding areas or activities where we consider the environmental risk is outside BHP’s risk appetite. Additionally, our operations and growth strategy depend on obtaining and maintaining access to environmental resources, such as land and water. Significant environmental events and incidents of non-compliance, such as tailings storage facilities failures, can lead to costly environmental liabilities, which hinder our growth and expansion strategies.

Reference and SPM	Section 1.7.6 Environment and section 6.6.3 Environment – performance data – Land owned, leased or managed, Land disturbed, Land rehabilitated and Land set aside for conservation.

Methodology

Land may refer to sea, lake or river beds if appropriate and includes land for infrastructure to support extractive operations.

Land disturbed includes the total land area at the time of reporting that is physically impacted by the activities of the business that substantially disrupts the pre-existing habitats and land cover.

Land managed for conservation is the total area at the time of reporting managed for the purposes of biodiversity conservation only. It includes land that the business has formally assigned and manages as a compensatory action as well as other land that the business has protected from disturbance activities and manages for conservation.

Land data is calculated as the total land area owned, leased or managed by BHP as at 30 June of the reporting year, expressed as hectares. Data does not include land managed for rehabilitation or conservation as part of voluntary social investment.

This methodology has been prepared in accordance with GRI standard MM1 and these metrics assist the Board and management in understanding the magnitude of land that is under direct control of the company and its operational footprint.

Reference and SPM	Section 1.4.8 Sustainability KPIs, section 1.7.6 Environment and section 6.6.5 Water – performance data – Water withdrawals, Water discharges, Water diversions, Water consumption and Water sensitivity

Methodology

Water withdrawals

The volume of water, in megalitres (ML), received and intended for use by the operated asset from the water environment and/or a third party supplier. We disclose water withdrawal in ML by operated asset and source (sea, ground and surface waters as defined in section 6.8.2). Volumes by quality type (as defined in section 6.8.2) are also disclosed. Withdrawal volumes disclosed per annum include rainfall and runoff volumes captured and used during the reporting year. Rainfall and runoff volumes that have been captured and stored are excluded and will be reported in the future year of use. Withdrawal volumes also include water entrained (see section 6.8.2) in ore.

Water withdrawal metrics assist the Board and management in understanding the significance of our water resource use, collectively for the Group and by individual operated assets, and to assess trends over time. It also helps inform investment in infrastructure to reduce water withdrawals and improve efficiency of water use.

Water discharges

The volume of water, in ML, removed from the operated asset and returned to the environment and/or distributed to a third party. This may include discharge to sea, surface waters, groundwater seepage or aquifer reinjection. We disclose water discharges in ML by operated asset and destination. Volumes by quality type (as defined in section 6.8.2) are also disclosed.

Water discharge metrics assist the Board and management in understanding the amount of water that operated assets must handle and release in line with water quality requirements. It also helps inform investment in infrastructure to improve water quality, reduce water withdrawals and improve efficiency of water use.

Water diversions

The volume of water, in ML, that is actively managed by an operated asset but not used for any operational purposes. Diversions are reported as both withdrawals and discharges and may include:

•   flood waters that are discharged to an external surface water body

•   dewatering volumes produced by aquifer interception that are reinjected to groundwater or discharged to surface water

•   ground or surface water that is removed by or supplied to a third party, such as a community

•   water removed as part of accessing crude oil that is returned to the sea without use

•   water used for ecosystem irrigation

Withdrawal and discharge diverted water may occur in different annual reporting periods, so in any given annual period there may be a differential between withdrawals and discharges for diverted water.

Water diversion metrics assist the Board and management in understanding the volumes of water handled by the operated asset. This information assists in forecasting water management costs and identifying opportunities to reduce them.

Water consumption

The volume of water, in ML, used by the operated asset and not returned to the environment or a third party. We disclose consumption by total consumption and use (evaporation, entrainment and other as defined in section 6.8.2).

Water consumption metrics assist the Board and management in the planning of water supplies and infrastructure for future production, expansions or new projects. The metrics are also used to identify the areas where we have opportunity to reduce water use.

Water recycled/reused

The volume of water, in ML, that is reused or recycled at an operated asset. Reused water is water that has previously being used at the operated asset that is used again without further treatment. Recycled water is water that is reused but is treated before it is used again. Efficiency of this recycling and reuse is calculated in percentage by calculating the proportion of recycled or reused water volumes to total water volumes withdrawn (excluding seawater) by BHP in accordance with section 3.6.1 of the Minerals Council of Australia’s Water Accounting Framework (WAF).

Water recycled/reused metrics assist the Board and management in assessing opportunities to reduce water withdrawals. These metrics assist with comparisons of water recycling/reuse performance and trends between our operated assets and with peers, which can be used to inform and prioritise reuse and recycling improvements and technological investments.

Water sensitivity

We define water sensitivity as the degree (high, moderate or low) to which a region is sensitive to a range of water-influencing factors.

Water sensitivity metrics assist the Board and management in understanding the relativity and contributing factors to water-related risk management at individual operated assets, and in understanding if this changes over time.

These methodologies have been prepared in accordance with GRI standard 303-3, GRI standard 303-4 and GRI standard 303-5 and these metrics assist the Board and management in understanding the volumes of water that the company interacts with the and water volume and use efficiency trends over time.

Reference and SPM	Section 6.6.3 Environment – performance data – Mineral waste (including tailings)

Methodology

Mineral waste refers to the large quantities of material arising as a result of extractive activities. Non-product materials (overburden) have to be removed to give access to product-bearing material (ores), which are processed, physically or chemically, to release them from their matrix and convert them into output products and waste products (tailings, slags, sludges, slimes or other process residues). For minerals waste, the figures represent the total deposited in the reporting year, expressed as kilotonnes (kt).

Mineral waste (hazardous)

Includes the following if classified as hazardous by local legislation:

•   mineral waste from raw or intermediate materials that have been processed as part of the production sequence, such as beneficiation, refining and smelting

•   tailings, slimes, sludge, residues, slag, fly ash, gypsum, coal rejects

Includes non-hazardous waste co-disposed/mingled with hazardous material. Excludes any hazardous mineral waste that is rehandled to prevent double counting.

Tailings waste (non-hazardous)

Includes tailings, slimes and residue resulting from the processing of ore which is not classified as hazardous by local legislation.

This methodology has been prepared in accordance with GRI standard MM3 and these metrics assist the Board and management in understanding the volumes and types of waste generated and trends over time.

Reference and SPM	Section 1.4.8 Sustainability KPIs and section 1.7.6 Environment – Significant environmental events

Methodology

A significant event resulting from BHP operated activities is one with an actual severity rating of four and above, based on our internal severity rating scale (tiered from one to five by increasing severity) as defined in our mandatory minimum requirements for risk management. The severity rating considers the nature, extent and duration of the impact and any corrective actions required to restore ecosystem function.

This metric assists the Board and management in monitoring BHP’s environment performance and is one indicator of the impacts on the environments where we operate.

Climate change-related metrics

We recognise the impacts of climate change may impact BHP in a range of areas (refer to section 1.5.4 for more information). Climate-related risks include the potential physical impacts of acute and chronic risks, and transition impacts arising from the transition to a lower carbon economy. Our climate change SPMs help us monitor our climate change commitments (refer to section 1.7) to mitigate the risks and potential impacts associated with climate change to BHP, as well as fulfil our regulatory reporting obligations. The SPMs allow the Board, management, investors and other stakeholders to measure BHP’s performance against these commitments.

Reference and SPM	Section 1.7.8 Climate change and section 6.6.4 Climate Change – performance data – Operational energy consumption

Methodology

Definition

Energy means all forms of energy products where ‘energy products’ means combustible fuels, heat, renewable energy, electricity or any other form of energy from operations that are owned or controlled by BHP. The primary sources of energy consumption come from fuel consumed by haul trucks at our operated assets, as well as purchased electricity used at our operated assets.

Energy consumption has been calculated on an operational control basis in accordance with mandatory minimum performance requirements for HSEC reporting, which are in line with the World Resources Institute/World Business Council for Sustainable Development guidance and are measured in terawatt-hours or petajoules (measurement unit specified in the relevant table).

Calculation methodology

The energy figures are calculated using the activity data collected at our operated assets. Activity data is multiplied by an energy content factor (where necessary) to derive the energy consumption associated with a process or an operation. Examples of activity data include, kilowatt-hours of electricity used or quantity of fuel used. Energy content factors are sourced from the regulations and guidance specified in Scope 1 and Scope 2 GHG emissions calculation methodology below. All other energy figures in section 1.7.8 are derived from the approach specified above with further information detailed in the footnotes.

This methodology has been prepared in accordance with GRI standard 302-1.

Reference and SPM	Section 1.4.8 Sustainability KPIs, section 1.7.8 Climate change and section 6.6.4 Climate change – performance data – Operational GHG emissions, Scope 1 GHG emissions – Scope 2 GHG emissions

Methodology

Definition

Scope 1 greenhouse gas emissions are direct emissions from operations that are owned or controlled by BHP, primarily emissions from fuel consumed by haul trucks at our operated assets, as well as fugitive methane emissions from coal and petroleum production at our operated assets. Scope 1 refers to direct GHG emissions from our operated assets.

Scope 2 greenhouse gas emissions are indirect emissions from the generation of purchased or acquired electricity, steam, heat or cooling that is consumed by operations that are owned or controlled by BHP. Our Scope 2 emissions have been calculated using the market-based method using supplier-specific emission factors unless otherwise specified.

Scope 1 and 2 emissions have been calculated on an operational control basis in accordance with mandatory minimum performance requirements for HSEC reporting, which are in line with the Greenhouse Gas Protocol definitions and are measured in tonnes of carbon dioxide equivalent, and in line with the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard and the Greenhouse Gas Protocol Scope 2 Guidance.

Calculation methodology

The emissions figures are calculated using the activity data collected at our operated assets. Activity data is multiplied by an energy content (where necessary) and emission factors to derive the energy consumption and GHG emissions associated with a process or an operation.. Examples of activity data include kilowatt-hours of electricity used or quantity of fuel used.

Energy and Scope 1 emissions for facilities already reporting to mandatory local regulatory programs are required to use the same emission factors and methodologies for reporting under BHP’s operational control boundary. This ensures a single emissions and energy inventory is maintained for consistency and efficiency. Local regulatory programs were applicable to the majority of BHP’s Scope 1 emissions inventory in FY2020 (operational control boundary), as listed in the table below. A local regulatory program in this context refers to any scheme requiring emissions to be calculated using mandated references (e.g. the Green Tax legislation in Chile, which requires emissions to be calculated using the Intergovernmental Panel on Climate Change (IPCC) factors) or mandated emission factors (e.g. the Australian National Greenhouse and Energy Reporting (NGER) Scheme or US EPA GHG reporting program, which publish factors specific to the programs). In the absence of local mandatory regulations, the Australian NGER (Measurement) Determination has been set as the default source for emission factors and methodologies for consistency with the majority of the emissions inventory.

	Asset	Location	Local regulations
	BMA, BMC, NSW Energy Coal, Olympic Dam, Nickel West, WA Iron ore, Petroleum – Australia	Australia	National Greenhouse and Energy Reporting Scheme
	Escondida, Pampa Norte	Chile	Green Tax legislation (referencing IPCC factors)
	Petroleum – Gulf of Mexico	USA	US EPA GHG reporting program
	Potash – Canada	Canada	Canadian Greenhouse Gas Reporting Program (referencing IPCC factors)

	Petroleum – Trinidad	Trinidad	None

Scope 2 emissions totals are reported using the market-based method (default calculation approach unless otherwise stated) and the location-based method, as recommended by the GHG Protocol Scope 2 Guidance. Definitions of location and market-based reporting used in BHP’s accounting are consistent with the Greenhouse Gas Protocol terminology as follows:

•   Market-based reporting: Scope 2 GHG emissions based on the generators (and therefore the generation fuel mix from which the reporter contractually purchases electricity and/or is directly provided electricity via a direct line transfer).

•   Location-based reporting: Scope 2 GHG emissions based on average energy generation emission factors for defined geographic locations, including local, subnational or national boundaries (i.e. grid factors). In the case of a direct line transfer, the location-based emissions are equivalent to the market-based emissions.

For facilities where market-based reporting is required, electricity emission factors are sourced directly from the supplier in the first instance. An emission factor in the public domain, which is specific to the generation plant supplying the facility, is considered equivalent to a supplier-specific factor in this context.

Where supplier-specific factors are not available, a default emission factor for off-grid electricity is used instead, as published in local regulations or industry frameworks (or the default off-grid electricity emission factor from the Australian NGER (Measurement) Determination) in the case where no local default is available.

The location-based method is applied using electricity emission factors for the relevant grid network, as sourced from local regulations, industry frameworks or publications from the local grid administrator.

These methodologies have been prepared in accordance with GRI standard 305-1 and GRI standard 305-2.

All other emission figures in section 1.7.8 are derived from the approach specified above with further information detailed in the footnotes. More information on the calculation methodologies for other reported categories, boundaries assumptions and key references used in the preparation of our Scope 1 and Scope 2 emissions data can be found in the BHP Scope 1, 2 and 3 Emissions Calculation Methodology, available at bhp.com/climate.

Reference and SPM	Section 1.7.8 Climate change and section 6.6.4 Climate change – performance data – Scope 3 GHG emissions

Methodology	Scope 3 emissions have been calculated on a carbon dioxide equivalent basis using methodologies consistent with the Greenhouse Gas Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard (Scope 3 Standard). Scope 3 emissions refers to all other indirect emissions (not included in Scope 2) that occur in BHP’s value chain, primarily emissions resulting from our customers using the fossil fuel commodities and processing the non-fossil fuel commodities we sell, as well as upstream emissions associated with the extraction, production and transportation of the goods, services, fuels and energy we purchase for use at our operated assets; emissions resulting from the transportation and distribution of our products; and operational emissions (on an equity basis) from our non-operated joint ventures. Scope 3 emissions reporting necessarily requires a degree of overlap in reporting boundaries due to our involvement at multiple points in the life cycle of the commodities we produce and consume. A significant example of this is that Scope 3 emissions reported under Category 10: ‘Processing of sold products’ include the processing of our iron ore to steel. This third party activity also consumes metallurgical coal as an input, a portion of which is produced by us. For reporting purposes, we account for Scope 3 emissions from combustion of metallurgical coal with all other fossil fuels under the Category 11: ‘Use of sold products’, such that a portion of metallurgical coal emissions is accounted for under two categories. This is an expected outcome of emissions reporting between the different scopes defined under the standard GHG accounting practices and is not considered to detract from the overall value of our Scope 3 emissions disclosure. This double counting means that the emissions reported under each category should not be added up, as to do so would give an inflated total figure. For this reason, we do not report a total Scope 3 emissions figure.

The below methodology describes the emissions from Category 10: Processing of sold products and Category 11: Use of sold products. These categories are the most material Scope 3 emission categories and together account for almost 95 per cent of Scope 3 emissions.

Category 10: Processing of sold products

Emissions from the processing of intermediate products sold in the reporting year by downstream companies (e.g. manufacturers) subsequent to sale by the reporting company.

Calculation methodology

The average-data method as described in the Greenhouse Gas Protocol Technical Guidance for Calculating Scope 3 Emissions (Scope 3 Guidance) is used to calculate these emissions, with industry-average emission factors applied to production volumes (on an equity basis) for each commodity to calculate an overall emissions estimate for this category.

Assumptions

•   To estimate emissions from the processing of iron ore, all iron ore production is assumed to be processed to steel. To estimate the higher-end estimate, the crude steel emission factor is applied to the volume of crude steel produced from BHP’s iron ore.

•   To estimate the lower-end emissions number from the processing of iron ore, it is assumed that the crude steel emission factor already takes into account emissions from both iron ore and metallurgical coal. Therefore, the crude steel emission factor is apportioned based on the ratio of iron ore and metallurgical coal input to produce 1,000 kilograms of crude steel (based on World Steel Association’s integrated blast furnace and basic oxygen furnace route). The crude steel emission factor is split to estimate the emissions from iron ore and metallurgical coal (calculated in Category 11: Use of sold products). The split factor is applied to the volume of crude steel produced from BHP’s iron ore. The estimated crude steel produced with BHP’s iron ore is significantly higher than with BHP’s metallurgical coal (due to higher iron ore production). Therefore, this approach does not capture third party metallurgical coal emissions in the steelmaking process.

•   To estimate emissions from the processing of copper, we apply an emission factor for the processing of copper to copper wire (rather than alternative products, such as tubes or sheets), as this is the most emissions-intensive process and therefore the most ‘conservative’ assumption.

Category 11: Use of sold products

Emissions from the end use of goods and services sold by the reporting company in the reporting year.

Calculation methodology

The method recommended in the Scope 3 Guidance for ‘direct use-phase’ emissions calculations for ‘Fuels and feedstocks’ is used to calculate these emissions, with industry-average emission factors applied to production volumes (on an equity basis) for each commodity to calculate an overall emissions estimate for this category.

For the lower-end estimate emissions from metallurgical coal, the average-data method as described in the Scope 3 Guidance is used to calculate these emissions, with industry-average emission factors applied to production volumes (on an equity basis) for metallurgical coal to calculate an overall emissions estimate for this category.

Assumptions

•   All metallurgical coal (higher-end estimate), energy coal, natural gas and petroleum products are assumed to be combusted.

•   In practice, metallurgical coal is primarily used in steelmaking and a portion of the carbon content remains embedded in the final steel product and is not released to the atmosphere; the quantities involved vary according to the feedstocks, processing technologies and output specifications of the process route used.

•   To estimate the lower-end emissions number from the use of metallurgical coal, it is assumed that crude steel emission factor already takes into account emissions from both iron ore and metallurgical coal. Therefore, the crude steel emission factor is apportioned based on the ratio of iron ore and metallurgical coal input to produce 1,000 kilograms of crude steel (based on World Steel Association’s integrated blast furnace and basic oxygen furnace route). The crude steel emission factor is split to estimate the emissions from metallurgical coal and iron ore (calculated in Category 10: Processing of sold products). The split factor is applied to the volume of crude steel produced from BHP’s metallurgical coal. It should be noted that in reality, BHP’s metallurgical coal may not end up with the same customer as our iron ore.

•   All energy coal is assumed to be bituminous, which has a mid-range energy content among the three sub-categories of black coal (the others being sub-bituminous coal and anthracite) listed in the NGER Measurement Determination published by the Australian Government (Australian NGER Determination), from which these emission factors are sourced.

•   All crude oil and condensates are assumed to be refined and combusted as diesel (rather than alternative products such as gasoline) as the most emissions-intensive, therefore the most conservative assumption. The energy content of the crude oil and condensate volumes is used to estimate the corresponding quantity of diesel that would be produced, assuming that no fuel is ‘lost’ during the refining process.

•   Emissions from LPG and ethane volumes are included in emissions reported for ‘natural gas liquids’ (NGL) production and are assumed to be combusted with the same NGL emission factors. This assumption has minimal impact on estimated emissions due to the small volumes involved.

This methodology has been prepared in accordance with GRI standard 305-3.

More information on the calculation methodologies for other reported categories, boundaries assumptions and key references used in the preparation of our Scope 3 emissions data can be found in the associated BHP Scope 1, 2 and 3 Emissions Calculation Methodology, available at bhp.com/climate.

6.6.1 People - performance data FY2020

Performance data – Workforce health and safety for FY2020

Regional summary for FY2020

Per 1,000,000 hours worked

	Fatalities	TRIF	Employee occupational illness incidence(1)	Contractor occupational illness incidence(1)	Employee high potential injury frequency(2)	Contractor high potential injury frequency(2)
Asia	0	0.0	0.0	0.0	0.0	0.0
Australia	0	5.6	5.1	2.3	0.2	0.3
Europe	0	0.0	0.0	0.0	0.0	0.0
North America	0	0.6	0.0	0.4	0.0	0.0
South America	0	2.0	2.5	0.5	0.3	0.2

Total	0	4.2	4.3	1.4	0.2	0.3

Injury rates for FY2020

SASB basis – per 200,000 hours worked

		Employees	Contractors
Total recordable injury frequency	Per 200,000 hours worked	0.88	0.81
High potential injury events frequency	Per 200,000 hours worked	0.04	0.05
Number of recordable work-related injuries		286	451
Number of hours worked		65,188,193	110,806,784

Regional safety fines levied in FY2020

Regional safety fines levied	2020	Number of fines
Australia	US$34,860	1
Europe	US$0	0
North America	US$0	0
South America	US$0	0

(1)	Occupational illnesses excludes COVID-19 related illnesses.

(2)	High potential injury basis of calculation revised in FY2020 from event count to injury count as part of a safety reporting methodology improvement.

Performance data – Workforce (1)(2)

Workforce data and diversity by region for FY2020

Region	Average number and % of employees		Employees by gender %		Average number and % of contractors(2)		Average (EE) absenteeism rate (3)
			Male	Female
Asia	1,939	6.1	39.2	60.8	2,033	4.2	33.4
Australia	20,967	66.4	76.5	23.5	23,948	49.4	76.0
Europe	57	0.2	48.0	52.0	11	<0.1	8.0
North America	1,296	4.1	66.0	34.0	1,165	2.4	45.1
South America	7,330	23.2	79.6	20.4	21,375	44.0	63.9

Total	31,589	100.0	74.4	25.6	48,532	100.00	70.1

Employees by category and diversity for FY2020

	Gender%		Age group %				Ratio male to female
Category	Male	Female	Under 30 years	30–39	40–49	50+	Average basic salary US$	Average total rem US$
Senior leaders	72.7	27.3	0.0	12.5	52.1	35.4	1.10	1.14
Managers	71.9	28.1	0.3	28.5	45.3	25.9	1.06	1.08
Supervisory and professional	69.2	30.8	11.1	41.1	30.4	17.4	1.13	1.18
Operators and general support	79.5	20.5	16.3	30.4	28.3	25.0	1.30	1.30

Total	74.4	25.6	13.5	34.5	29.9	22.1	1.11	1.14

Employment category	Total %	Male %	Female %
Full time	94.1	76.1	23.9
Part time	3.1	57.5	42.5
Fixed term full time	2.8	58.4	41.6
Fixed perm part time	0.1	36.9	63.1
Casual	0.0	68.3	31.7

Total	100.0	74.4	25.6

Turnover and new hires for FY2020

	Total	Gender		Age group
		Male	Female	Under 30	30–39	40–49	50+	Asia	Australia	Europe	North America	South America
	7,998	4,926	3,072	2,499	2,789	1,829	881	496	6,553	5	132	812
Employee new hires	22.75%	18.67%	35.00%	52.49%	23.01%	17.39%	11.36%	25.58%	26.71%	8.85%	10.18%	11.08%

	Total	Gender		Age group
		Male	Female	Under 30	30–39	40–49	50+	Asia	Australia	Europe	North America	South America
	3,988	2,603	1,385	733	1,265	1,122	868	250	2,890	7	296	545
Employee turnover	11.34%	9.87%	15.78%	15.40%	10.43%	10.67%	11.19%	12.89%	11.78%	12.28%	22.87%	7.43%

Remuneration for FY2020(4)

	Ratio male to female		Ratio highest to lowest		Ratio standard entry level wage to local minimum wage
Region	Average basic salary US$	Average total remuneration US$	Salary increase	Total remuneration	Male	Female
Asia	1.69	1.78	0:1	99:1	3:1	4:1
Australia	1.10	1.13	0:1	54:1	2:1	2:1
Europe	1.37	1.53	1:1	5:1		3:1
North America	1.21	1.24	0:1	11:1	6:1	4:1
South America	0.87	0.95	0:1	112:1	3:1	4:1

Total	1.11	1.14

Employee training for FY2020(5)

	Average number of hours
Category	Total	Male	Female
Senior leaders	17	17	17
Managers	17	17	18
Supervisory and professional	30	32	24
Operators and general support	47	46	51

Total	39	39	36

Employee parental leave for FY2020(6)

By gender	Number of employees
	Parental leave	Return to work	Due to return	Return rate %
Female	731	334	361	93
Male	570	405	411	99

Total	1,301	739	772	96

Employee regular performance discussion records for FY2020(7)

Region	%
Asia	95.64
Australia	82.88
Europe	94.64
North America	95.72
South America	47.13

Total	76.85

(1)

Proportional data in Our people section are based on the average of the number of employees at the last day of each calendar month for a 10-month period which calculates the average for the year with the exception of the average number (and %) of employees in the data tables by region which shows the weighted average number of employees based on BHP ownership. There is no significant seasonal variation in employment numbers.

(2)	Contractor data is collected from internal surveys and the organisation systems and averages for a 10-month period.

(3)	Absenteeism comprises sick leave, hospitalisation leave, and injury on duty, short-term disability, unauthorised absence, industrial action, union absence, unpaid absence and workers’ compensation.

(4)	Remunerations.

Contractors are excluded from the Report.

The highest paid individual in each significant region has been excluded from the median determination.

Salary increases do not include promotional increases.

Individuals classified as entry level are those in an Operators and General Support role, and have been with the organisation for less than one year.

Minimum wage is determined for all locations except for Singapore and Switzerland, as they do not have a minimum wage mandated by the government.

(5)

The number of training hours has been annualised using data from a 10-month period, July to April, to determine a total for the year. Percentages are calculated using the average of the number of employees at the last day of each calendar month for the same 10-month period.

(6)

Return to work rates of employees that took parental leave of 96 per cent. The calculation includes primary parental leave only and does not include secondary parental leave. Secondary parental leave is a two-week parental leave benefit for the non-primary caregiver. All BHP employees are eligible for parental leave.

(7)

Data reflects the number of employees as at 30 June 2020 that have at least one performance review record in our core HR system for performance review records. Performance review records for some employees in Chile are not recorded in the core HR system and not captured in this data.

6.6.2 Society – performance data FY2020

Community complaints for FY2020(1)
Blasting	7
Conduct/behaviour	11
Dust	9
Lighting	18
Noise	22
Odour	37
Other	6
Road/rail	4

Total	114

	Operations located in or adjacent to Indigenous peoples’ territories for FY2020	Operations with a formal agreement with Indigenous peoples for FY2020
Australia	24	13
Canada	7	1
Chile	2	2
USA	2	0

(1)	Based on data reported to BHP’s operated assets.

6.6.3 Environment – performance data

		2020	2019(1)	2018(1)
Land(2)
Land owned, leased or managed	hectares	8,704,300	10,018,600	10,001,500
– Land disturbed	hectares	151,000	144,413	141,500
– Land rehabilitated(3)	hectares	26,050	25,649	27,180
– Land set aside for conservation(3)(4)	hectares	66,500	66,500	28,000
Water(5)
Withdrawals(6)	ML	380,330	352,950	339,870
Water withdrawals by quality – Type 1	ML	51,610	58,850	34,900
Water withdrawals by quality – Type 2	ML	35,670	37,560	44,150
Water withdrawals by quality – Type 3	ML	293,060	256,550	260,820
Water withdrawals by source – Surface water(7)	ML	45,190	50,660	43,380
Water withdrawals by source – Groundwater	ML	123,660	140,020	134,319
Water withdrawals by source – Seawater	ML	211,510	162,260	162,161
Discharges	ML	147,850	119,250	118,940
Water discharges by quality – Type 1	ML	0	0	0
Water discharges by quality – Type 2	ML	3,740	3,060	1,150
Water discharges by quality – Type 3	ML	144,110	116,190	117,790
Water discharges by destination – Surface water	ML	3,970	2,940	2,730
Water discharges by destination – Groundwater	ML	9,440	1,540	840
Water discharges by destination – Seawater	ML	134,116	114,460	115,040
Water discharges by destination – Third party	ML	310	320	320
Consumption(8)	ML	258,120	268,620
Consumption – evaporation	ML	126,120	139,980	140,760
Consumption – entrainment	ML	109,550	107,270	17,870
Consumption – other	ML	22,440	21,370	1,330
Recycled/reused	ML	250,090	246,420	261,620
Diversions	ML
Diversions – withdrawals	ML	102,780	101,520	16,290
Diversions – discharges	ML	79,430	72,500	7,860
Waste
Hazardous waste – Mineral total (including tailings)(9)	kt	15,000	13,500	13,100
Non-hazardous waste – Mineral tailings(9)(10)	kt	175,000	167,000	137,000
Accidental discharges of water and tailings(11)(12)	ML	0	0	0

Air emissions for FY2020(13)

		Petroleum	Legacy sites	Queensland Coal	NSWEC	WAIO(14)	Olympic Dam	Nickel West	Escondida	Pampa Norte	Potash
Total oxides of sulphur	tonnes	43	0	73	15	93	1,246	14,677	26	99	1
Total oxides of nitrogen	tonnes	2,824	8	29,772	6,115	24,921	742	3,354	10,595	4,529	38

Regional environment fines levied(12) in FY2020

Regional environment fines levied	2020	Number of Fines
Australia	US$216,229	6
North America	US$0	0
South America	US$0	0

(1)

FY2018 and FY2019 data includes Continuing and Discontinued operations (Onshore US assets) and FY2019 data includes Discontinued operations (Onshore US assets) to 28 February 2019 and Continuing operations unless otherwise stated data in italics indicates that data has been adjusted since it was previously reported. Water restatements are because of the change from the Minerals Council of Australia’s Water Accounting Framework to ICMM’s Water Reporting guidelines in 2019 and ongoing improvements in data quality. Land restatement is due to an improvement to BMA data collection.

(2)	Land data is calculated as the total land area at the time of reporting.

(3)	Data does not include land managed for rehabilitation or conservation as part of social investment.

(4)	Material contributor (38,022 ha) includes the Emerald Springs Significant Environment Benefit credit area approved by the South Australian government.

(5)

Data has been rounded to the nearest ten to be consistent with asset/regional Water information in this report. In some instances the sum of totals for quality, source and destination may differ due to rounding. All water performance data excludes Discontinued operations (Onshore US).

(6)	Third party water withdrawals have been reported by source.

(7)

Data includes rainfall and run-off volumes captured and used during the reporting year; rainfall and run-off volumes that have been captured and stored are excluded and will be reported in the future year of use.

(8)

Data for water consumption metrics was collected for the first time in FY2019 across all operations. FY2018 data reflects partial volumes collected from Queensland and NSW Energy Coal, WAIO and Pampa Norte operations only.

(9)	For tailings related minerals waste these figures represent the total deposited in the reporting year.

(10)	Year-on-year movement has been largely caused by an improvement in calculation methodology at our Coal assets from FY2019.

(11)	Data reported for environmentally significant incidents.

(12)	Does not include the dam failure at Samarco, our non-operated minerals joint venture.

(13)

Data drawn from Australian NPI and US EPA Reporting and represent emissions over the 2020 calendar year for all Assets except Olympic Dam and US Petroleum, which report emissions for the FY2020 financial year.

(14)	WAIO includes “Other Iron Ore” including “Projects” and “Planning & Technical” data.

Species distributions for IUCN, the International Union for Conservation of Nature, listed species were downloaded from the Integrated Biodiversity Assessment Tool, provided by Proteus Partners, in June 2020. Analysis was undertaken utilising ArcGIS by identifying all species that occur within the area of influence of BHP’s operated assets, or areas where disturbance activities have been undertaken in the previous 12 months. Lists of national species were identified from relevant national databases where available. Where national databases were not available, species lists were compiled from in-house impact assessment reports and/or management plans. A screening assessment was undertaken to remove any species that occur in biomes or habitats not impacted by the operated asset, or where the operation occurs outside of the known distribution for the species, or where surveys/ monitoring has determined that the species or its habitat does not occur. Where national classifications differ to that utilised by the IUCN, species have been attributed to the category that most closely aligns to their national ranking. In Canada, species may occur under more than one category. In these instances, the higher ranking has been reported. This information is correct as of 30 June 2020 and is subject to change as more information is obtained about species ranges, habitats and impacts from operated assets.

Total number of IUCN Red List species and national conservation list species with habitats in areas affected by the operated assets of BHP as at 30 June 2020

Note the following:

☐ Species only included that are listed at an international or national level.

☐ Data obtained for this table from the Integrated Biodiversity Assessment Tool (IBAT) or national species databases (where available).

☐ Not all countries utilise IUCN rankings. In these cases, species have been attributed to the designation that most closely aligns to their national ranking.

Location	Operated asset	Commodity	IUCN listed species					National listed species
			Critically Endangered	Endangered	Vulnerable	Near Threatened	Least Concern	Critically Endangered	Endangered	Vulnerable
Australia
West Australia	WAIO	Iron Ore	3	7	6	12	463	4	7	8
West Australia	Nickel West	Nickel	0	2	6	15	394	0	0	1
West Australia	Beenup (closed site)	Titanium	1	4	4	14	283	4	12	8
South Australia	Olympic Dam	Copper, uranium, gold, silver	1	4	5	11	396	3	7	11
West Australia, Victoria	Australian Production Unit	Oil and Gas	12	31	122	160	2094	8	15	46
Queensland	BMC	Coal	0	2	6	21	594	3	7	15
Queensland	BMA	Coal	8	25	137	177	2,250	5	20	36
New South Wales	NSWEC	Coal	4	3	17	27	619	6	8	24
Canada
Saskatchewan	Jansen	Potash	0	1	6	8	298	0	2	7
British Columbia, Nova Scotia, Ontario, Quebec	Legacy Assets	Various	4	13	40	50	834	0	215	105
United States
Arizona, California, New Mexico, Utah	Legacy Assets	Various	5	21	32	29	1070	0	8	10
Gulf of Mexico	Gulf of Mexico Production Unit	Oil and Gas	5	13	16	7	494	0	8	13
Central America
Trinidad & Tobago	Trinidad Production Unit	Oil and Gas	11	17	46	36	1613	1	1	4
Mexico	Trion	Oil and Gas	5	13	16	6	468	0	13	0
Chile
Antofagasta	Escondida	Copper	2	9	9	17	141	2	9	18
Antofagasta	Pampa Norte	Copper	2	10	9	17	168	2	5	15

Designated Protected Areas (DPAs) were identified by reference to the World Database on Protected Areas, IUCN Red List of Threatened Species, and the World Database of Key Biodiversity Areas, which we access via the Integrated Biodiversity Assessment Tool (IBAT) through our by Proteus partnership. The result reported is as at 30 June of the year of reporting. Analysis was undertaken utilising ArcGIS by identifying all tenure that overlaps with, or occurs within 500 metres, a designated protected area (DPA) or key biodiversity area (KBA). Operated assets were defined as sites for which current, future or historic activities have been undertaken and where a revenue has been received by BHP for these activities. Exploration activities are not to be included unless future operations have been announced, i.e. permits have been received from mining operations. ‘Land managed areas’ are included in this assessment. DPAs and KBAs are only included if they are listed at an international or national level.

Operated assets owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas as at 30 June 2020

Note the following:

•	Sites only included that are listed at an international or national level.

•

Extractive defined as mining, exploration, closure activities relating to mining, including transportation. Manufacturing/production includes pastoral activities, refineries and other locations where products are made. Some operated assets may include both, but for purposes of disclosure refers to the activity that has the highest operational footprint.

•

In the Area = The entire operated asset occurs within the DPA/HBVA boundary or the entire DPA/HBVA site occurs within the boundary of the operated asset. Adjacent to = The operated asset occurs within 500 metres of the boundary. Contains portions of = The operated asset contains some but not all of the DPA/HBVA site or the DPA/HBVA site contains some but not all of the operated asset.

•	Data obtained for this table from the Integrated Biodiversity Assessment Tool (IBAT).

Country/ Region	Commodity	Operated asset	Operated asset size (km2)	Type of Operated asset	Biodiversity Area Classification	Habitat Type	Area Name	Position of owned, leased or managed land relative to DPA or HBVA	For DPA - Basis of recognition (i.e. protected status)	DPA Designation Type	IUCN Category	For HBVA - Basis of recognition
Australia
Queensland	Coal	BMA	1263	Extractive	DPA	Maritime	Great Barrier Reef World Heritage Area	Contains portions of	World Database on Protected Areas	International	NA
Queensland	Coal	BMA	1263	Extractive	DPA	Terrestrial	Norwich Park	Adjacent to	Nature Refuge	National	VI
Queensland	Coal	BMA	880	Manufacturing/ production	Designated Protected Area	Terrestrial	Norwich Park	Contains portions of	Nature Refuge	National	VI
Queensland	Coal	BMA	1263	Extractive	DPA	Terrestrial	Blackwater	Adjacent to	Conservation Park	National	III
Queensland	Coal	BMA	880	Manufacturing/ production	DPA	Terrestrial	Kenmare	Adjacent to	National Park (scientific)	National	VI
Queensland	Coal	BMC	349	Extractive	DPA	Terrestrial	Dipperu	Adjacent to	National Park	National	Ia
South Australia	Copper, uranium, gold, silver	Olympic Dam	21889	Manufacturing/ production	HBVA	Terrestrial	Lake Eyre	Adjacent to				IBA - migratory birds/congregations
South Australia	Copper, uranium, gold, silver	Olympic Dam	21889	Manufacturing/ production	HBVA	Terrestrial	Strezelecki Desert Lakes	Adjacent to				IBA - endemic, migratory birds/congregations, other
South Australia	Copper, uranium, gold, silver	Olympic Dam	21889	Manufacturing/ production	HBVA	Terrestrial	Lake Torrens	Contains portions of				IBA - migratory birds/congregations
South Australia	Copper, uranium, gold, silver	Olympic Dam	21889	Manufacturing/ production	HBVA	Terrestrial	Arcoona Lakes	Contains portions of				IBA - migratory birds/congregations
South Australia	Copper, uranium, gold, silver	Olympic Dam	21889	Manufacturing/ production	DPA	Terrestrial	Witchelina Nature Reserve	Adjacent to	Heritage Agreement	National	Ia
South Australia	Copper, uranium, gold, silver	Olympic Dam	21889	Manufacturing/ production	DPA	Terrestrial	Lake Torrens National Park	Contains portions of	National Park	National	VI
South Australia	Copper, uranium, gold, silver	Olympic Dam	21889	Manufacturing/ production	DPA	Terrestrial	Strezelecki Regional Reserve	Adjacent to	Regional Reserve	National	VI
South Australia	Copper, uranium, gold, silver	Olympic Dam	21889	Manufacturing/ production	DPA	Terrestrial	Elliot Price Conservation Park	Adjacent to	Conservation Park	National	Ia
South Australia	Copper, uranium, gold, silver	Olympic Dam	21889	Manufacturing/ production	DPA	Terrestrial	Kati Thanda-Lake Eyre	Adjacent to	National Park	National	VI
South Australia	Copper, uranium, gold, silver	Olympic Dam	21889	Manufacturing/ production	DPA	Terrestrial	Wabma Kadarbu Mound Springs	Adjacent to	Conservation Park	National	III

Country/ Region	Commodity	Operated asset	Operated asset size (km2)	Type of Operated asset	Biodiversity Area Classification	Habitat Type	Area Name	Position of owned, leased or managed land relative to DPA or HBVA	For DPA - Basis of recognition (i.e. protected status)	DPA Designation Type	IUCN Category	For HBVA - Basis of recognition
South Australia	Copper, uranium, gold, silver	Olympic Dam	21889	Manufacturing/ production	DPA	Freshwater	Coongie Lakes	Contains portions of	Ramsar Site, Wetland of International Importance	International	Not Reported
South Australia	Copper, uranium, gold, silver	Olympic Dam	21889	Manufacturing/ production	DPA	Terrestrial	Unnamed (No.HA1545)	In the Area	Heritage Agreement	National	III
South Australia	Copper, uranium, gold, silver	Olympic Dam	21889	Manufacturing/ production	DPA	Terrestrial	Unnamed (No.HA1022)	Adjacent to	Heritage Agreement	National	III
Western Australia	Nickel	NiW	5414	Manufacturing/ production	DPA	Terrestrial	Wanjarri	Adjacent to	Nature Reserve	National	Ia
Western Australia	Nickel	NiW	1384	Extractive	DPA	Terrestrial	Wanjarri	Adjacent to	Nature Reserve	National	Ia
Western Australia	Nickel	NiW	5414	Manufacturing/ production	DPA	Terrestrial	Kambalda	Adjacent to	Nature Reserve	National	Ia
Western Australia	Nickel	NiW	5414	Manufacturing/ production	DPA	Terrestrial	Dordie Rocks	Adjacent to	Nature Reserve	National	II
Western Australia	Nickel	NiW	5414	Manufacturing/ production	DPA	Terrestrial	Leda	Adjacent to	Nature Reserve	National	Ia
Western Australia	Nickel	NiW	5414	Manufacturing/ production	DPA	Terrestrial	Unnamed WA51658	Adjacent to	5(1)(h) Reserve	National	II
Western Australia	Iron ore	WAIO	3667	Extractive	DPA	Terrestrial	Karijini	Adjacent to	National Park	National	II
Western Australia	Iron ore	WAIO	3667	Extractive	HBVA	Freshwater	Fortescue Marshes	Contains portions of				IBA - CR/EN, VU, migratory birds/congregations, others
Western Australia	Iron ore	WAIO	8295	Manufacturing/ production	HBVA	Freshwater	Fortescue Marshes	Adjacent to				IBA - CR/EN, VU, migratory birds/congregations, others
Western Australia	Titanium	Beenup	3	Extractive	DPA	Terrestrial	Scott National Park	Adjacent to	National Park	National	II
Western Australia	Oil and Gas	Pyrenees	558	Manufacturing/ production	DPA	Maritime	Ningaloo	Adjacent to	Australian Marine Park	National	II
Western Australia	Oil and Gas	Pyrenees	558	Manufacturing/ production	DPA	Maritime	Ningaloo Coast	Adjacent to	World Heritage Site (natural or mixed)	International	NA
Western Australia	Oil and Gas	Stybarrow	240	Manufacturing/ production	DPA	Maritime	Gascoyne	Adjacent to	Australian Marine Park	National	VI
Victoria	Oil and Gas	Minerva	66	Manufacturing/ production	DPA	Terrestrial	Port Campbell	Contains portions of	National Park	National	II

Country/ Region	Commodity	Operated asset	Operated asset size (km2)	Type of Operated asset	Biodiversity Area Classification	Habitat Type	Area Name	Position of owned, leased or managed land relative to DPA or HBVA	For DPA - Basis of recognition (i.e. protected status)	DPA Designation Type	IUCN Category	For HBVA - Basis of recognition
Canada
Saskatchewan	Potash	Jansen	56	Extractive	DPA	Terrestrial	Private Conservation Lands	Adjacent to	Private Conservation Lands	National	IV
Nova Scotia	Legacy Assets / Closed Sites / R&CM	East Kemptville	11	Extractive	DPA	Terrestrial	Tobeatic Wilderness	Adjacent to	Wilderness Area	National	Ib
United States
Arizona	Legacy Assets / Closed Sites / R&CM	San Manuel	115	Extractive	HBVA	Terrestrial	Lower San Pedro River	Contains portions of				IBA - other
Chile
Antofagasta	Copper	Spence	627	Extractive	HBVA	Terrestrial	Reserva Nacional Los Flamencos-Soncor	Adjacent to				IBA - VU, migratory birds/ congregations
Antofagasta	Copper	Spence	627	Extractive	DPA	Terrestrial	Los Flamencos	Adjacent to	National Reserve	National	IV
Antofagasta	Copper	Escondida	4019	Extractive	DPA	Terrestrial	Llullaillaco	In the Area	National Park	National	II
Antofagasta	Copper	Escondida	4019	Extractive	HBVA	Terrestrial	Bahía de Mejillones	Contains portions of				IBA - CR/EN, migratory birds/ congregations

6.6.4     Climate change – performance data (1)

Energy consumption (2)

Operational energy consumption by source

	Year ended 30 June
Operational energy consumption (PJ)	2020	2019	2018	2017
Consumption of fuel	114	114	115	112
	100%	100%	100%	100%
– Coal and coke	1	1	1	1
	1%	1%	1%	1%
– Natural gas	21	24	31	33
	18%	21%	27%	30%
– Distillate/gasoline	90	87	81	76
	79%	76%	71%	68%
– Other	2	3	2	2
	2%	2%	2%	2%
Consumption of electricity	36	35	35	28
	100%	100%	100%	100%
Consumption of electricity from grid	32	31	31	24
Percentage consumption of electricity from grid	88%	88%	89%	85%

Total operational energy consumption	150	149	150	140

Operational energy consumption from renewable sources (PJ)	0.04	0.05	0.05	0.04
	0.03%	0.04%	0.04%	0.04%
Operational energy intensity (GJ per tonne of copper equivalent production) (3)	19	22	21	19

	Year ended 30 June
Operational energy consumption (TWh)	2020	2019	2018	2017
Consumption of fuel	31.6	31.6	31.9	31.1
– Coal and coke	0.2	0.2	0.2	0.2
– Natural gas	5.8	6.6	8.6	9.2
– Distillate/gasoline	25.0	24.1	22.6	21.0
– Other	0.6	0.7	0.6	0.6
Consumption of electricity	10.1	9.6	9.6	7.8
Consumption of electricity from grid	8.9	8.5	8.5	6.6

Total operational energy consumption	42	41	42	39

Operational energy consumption from renewable sources (TWh)	0.01	0.01	0.01	0.01

Operational energy consumption by commodity

Year ended 30 June 2020	Consumption of fuel (PJ)	Consumption of electricity (PJ)	Total operational energy consumption (PJ)
Petroleum	11.1	0.1	11.2
Copper	20.5	26.2	46.7
Iron ore	33.3	1.2	34.5
Coal	40.7	5.3	46.0
Nickel	7.9	3.4	11.3

Total	114	36	150

Year ended 30 June 2019	Consumption of fuel (PJ)	Consumption of electricity (PJ)	Total operational energy consumption (PJ)
Petroleum	15.0	0.2	15.2
Copper	20.7	24.6	45.3
Iron ore	31.0	1.2	32.2
Coal	39.3	5.3	44.6
Nickel	7.7	3.2	10.9

Total	114	35	149

Greenhouse gas emissions

Operational GHG emissions by source (2)(4)(5)

	Year ended 30 June
Operational GHG emissions (Mt CO2-e)	2020	2019	2018	2017
Scope 1 GHG emissions (6)	9.5	9.7	10.6	10.5
Scope 2 GHG emissions (7)	6.3	6.1	6.4	5.8

Total operational GHG emissions	15.8	15.8	17.0	16.3

Total operational GHG emissions (adjusted for Discontinued operations) (8)	15.8	15.3	15.3	14.6

Operational GHG emissions intensity (tonnes CO2-e per tonne of copper equivalent production) (3)	2.0	2.4	2.4	2.2
Percentage of Scope 1 GHG emissions covered under an emissions-limiting regulation (9)	79%	74%	81%	79%
Percentage of Scope 1 GHG emissions from methane	19%	19%	21%	20%
Scope 2 GHG emissions (location based) (7)	5.1	5.1	6.1	6.0

Operational Scope 1 GHG emissions from Petroleum operations by source (kt CO2-e) (10)

	Year ended 30 June 2020
	Other combustion	Process emissions	Other vented emissions	Fugitive emissions from operations
Scope 1 GHG emissions	586.3	0.3	0.0	180.3

Operational GHG emissions by commodity and asset (2)(4)(5)

Year ended 30 June 2020	Scope 1 GHG emissions (kt CO2-e)	Scope 2 GHG emissions (kt CO2-e)	Operational GHG emissions Total (kt CO2-e)	Operational GHG emissions intensity (kt CO2-e/unit of production) (12)
Petroleum
United States – Conventional	200	–	200	0.03
Australia	350	–	350	0.03
Other	200	20	220	0.02

Total petroleum	750	20	770	0.03

Copper
Escondida, Chile	860	3,260	4,120	3.48
Pampa Norte, Chile	360	530	890	3.67
Olympic Dam, Australia	230	450	680	3.96

Total copper	1,450	4,240	5,690	3.56

Iron ore
Western Australia Iron Ore, Australia	2,210	260	2,470	0.01

Total iron ore	2,210	260	2,470	0.01

Coal
Metallurgical coal – Queensland Coal, Australia	4,040	1,120	5,160	0.07
Energy coal – New South Wales Energy Coal, Australia	530	80	610	0.04

Total coal	4,570	1,200	5,770	0.07

Nickel
Nickel West, Australia	490	550	1,040	12.86

Total nickel	490	550	1,040	12.86

Total (11)	9,490	6,280	15,800

Emissions from Discontinued operations	0	0	0

Total (excluding Discontinued operations) (8)(11)	9,490	6,280	15,800

Year ended 30 June 2019	Scope 1 GHG emissions (kt CO2-e)	Scope 2 GHG emissions (kt CO2-e)	Operational GHG emissions Total (kt CO2-e)	Operational GHG emissions intensity (kt CO2-e/unit of production) (12)
Petroleum
United States – Conventional	200	–	200	0.02
Australia	310	–	310	0.03
Other	250	20	270	0.03

Total petroleum	760	20	780	0.02

Copper
Escondida, Chile	930	3,060	3,990	3.51
Pampa Norte, Chile	340	530	870	3.53
Olympic Dam, Australia	200	470	670	4.18

Total copper	1,470	4,060	5,530	3.59

Iron Ore
Western Australia Iron Ore, Australia	2,050	260	2,310	0.01

Total iron ore	2,050	260	2,310	0.01

Coal
Metallurgical coal – Queensland Coal, Australia	3,980	1,090	5,070	0.07
Energy coal – New South Wales Energy Coal, Australia	520	90	610	0.03

Total coal	4,500	1,180	5,680	0.06

Nickel
Nickel West, Australia	460	530	990	11.21

Total nickel	460	530	990	11.21

Total (11)	9,730	6,080	15,810

Emissions from Discontinued operations	470	0	470

Total (excluding Discontinued operations) (8)(11)	9,260	6,080	15,340

Equity share GHG emissions by commodity and asset (4)(13)

Year ended 30 June 2020	Scope 1 GHG emissions (kt CO2-e)	Scope 2 GHG emissions (kt CO2-e)	Equity share GHG emissions Total (kt CO2-e)
Petroleum
United States – Conventional	80	–	80
Australia	250	–	250
Other	90	10	100

Total petroleum	420	10	430

Copper
Escondida, Chile	490	1,880	2,370
Pampa Norte, Chile	360	530	890
Olympic Dam, Australia	230	450	680

Total copper	1,080	2,860	3,940

Iron Ore
Western Australia Iron Ore, Australia	1,900	220	2,120

Total iron ore	1,900	220	2,120

Coal
Metallurgical coal – Queensland Coal, Australia	2,150	580	2,730
Energy coal – New South Wales Energy Coal, Australia	530	80	610

Total coal	2,680	660	3,340

Nickel
Nickel West, Australia	490	550	1,040

Total nickel	490	550	1,040

Non-operated assets (15)	3,800	130	3,930

Total (11)	10,400	4,440	14,840

Emissions from Discontinued operations	0	0	0

Total (excluding Discontinued operations) (8)(11)	10,400	4,440	14,840

Financial control GHG emissions by commodity and asset (4)(14)

Year ended 30 June 2020	Scope 1 GHG emissions (kt CO2-e)	Scope 2 GHG emissions (kt CO2-e)	Financial control GHG emissions Total (kt CO2-e)
Petroleum
United States – Conventional	80	0	80
Australia	250	0	250
Other	90	10	100

Total petroleum	420	10	430

Copper
Escondida, Chile	860	3,260	4,120
Pampa Norte, Chile	360	530	890
Olympic Dam, Australia	230	450	680

Total copper	1,450	4,240	5,690

Iron ore
Western Australia Iron Ore, Australia	1,920	220	2,140

Total iron ore	1,920	220	2,140

Coal
Metallurgical coal – Queensland Coal, Australia	2,240	590	2,830
Energy coal – New South Wales Energy Coal, Australia	530	80	610

Total coal	2,770	670	3,440

Nickel
Nickel West, Australia	490	550	1,040

Total nickel	490	550	1,040

Non-operated assets (15)	3,430	10	3,440

Total (11)	10,510	5,730	16,240

Emissions from Discontinued operations	0	0	0

Total (excluding Discontinued operations) (8)(11)	10,510	5,730	16,240

Scope 3 GHG emissions by category (16)

	Year ended 30 June
	2020	2019	2018	2017
Scope 3 GHG emissions (Mt CO2-e)
Upstream
Purchased goods and services (including capital goods)	16.9	17.3	8.2	7.7
Fuel and energy related activities	1.3	1.3	1.4	1.4
Upstream transportation and distribution (17)	3.8	3.6	3.6	3.2
Business travel	0.1	0.1	0.1	0.1
Employee commuting	0.2	<0.1	<0.1	<0.1
Downstream
Downstream transportation and distribution (18)	4.0	4.0	5.0	2.8
Investments (i.e. our non-operated assets) (19)	3.9	3.1	1.7	1.9
Processing of sold products (20)
Iron ore processing (21)	205.6-322.6	197.2-299.6	201.2-317.4	194.1-309.5
Copper processing	5.2	5.1	5.2	4.2

Total processing of sold products	210.8-327.8	202.3-304.7	206.4-322.6	198.3-313.7

Use of sold products
Metallurgical coal (21)	33.7-108.2	34.7-111.4	35.0-112.3	32.5-105.5
Energy coal (22)	56.4	67.0	71.0	72.1
Natural gas (22)	20.6	28.3	36.4	38.3
Crude oil and condensates (22)	17.9	23.3	29.6	33.1
Natural gas liquids (22)	1.9	2.8	4.5	5.1

Total use of sold products	130.5-205.0	156.0-232.7	176.5-253.8	181.1-254.1

(1)

Unless otherwise noted, FY2017 and FY2018 data includes Continuing operations and Discontinued operations (Onshore US assets). Unless otherwise noted, FY2019 data includes Continuing operations and Discontinued operations (Onshore US assets) to 31 October 2018. Data in italics indicates that data has been adjusted since it was previously reported. FY2019 originally reported data that was restated is 5.0 million tonnes CO2-e for Scope 2 GHG emissions, 14.7 million tonnes CO2-e for total operational GHG emissions, and 2.2 tonnes CO2-e per tonne of copper equivalent production for operational GHG emissions intensity.

(2)

Calculated based on an operational control approach in line with World Resources Institute/World Business Council for Sustainable Development guidance. Consumption of fuel and consumption of electricity refers to annual quantity of energy consumed from the combustion of fuel; and the operation of any facility; and energy consumed resulting from the purchase of electricity, heat, steam or cooling by the company for its own use. Over 99.9 per cent of BHP’s energy consumption and emissions occurs outside the UK offshore area (as defined in the relevant UK reporting regulations). UK energy consumption of 222,368 kWh and emissions of 52 tonnes CO2-e is associated with electricity consumption from our office in London. One TWh equals 1,000,000,000 kWh.

(3)

Copper equivalent production has been calculated based on FY2020 average realised product prices for FY2020 production, FY2019 average realised product prices for FY2019 production, FY2018 average realised product prices for FY2018 production, and FY2017 average realised product prices for FY2017 production. Production figures used are consistent with energy and emissions reporting boundaries (i.e. BHP operational control) and are taken on 100 per cent basis.

(4)	BHP currently uses Global Warming Potentials (GWP) from the Intergovernmental Panel on Climate Change (IPCC) Assessment Report 4 (AR4) based on 100-year timeframe.

(5)

Scope 1 and Scope 2 emissions have been calculated based on an operational control approach (unless otherwise stated) in line with the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard. BHP Scope 1, 2 and 3 Emissions Calculation Methodology, available at bhp.com/climate.

(6)	Scope 1 refers to direct GHG emissions from operated assets.

(7)

Scope 2 refers to indirect GHG emissions from the generation of purchased or acquired electricity, steam, heat or cooling that is consumed by operated assets. Our Scope 2 emissions have been calculated using the market-based method using supplier specific emission factors, in line with the Greenhouse Gas Protocol Scope 2 Guidance unless otherwise specified. A residual mix is currently unavailable to account for voluntary purchases and this may result in double counting between electricity consumers.

(8)	Excludes Onshore US assets, which were divested in FY2019.

(9)

Scope 1 emissions from BHP’s facilities covered by the Safeguard Mechanism administered by the Clean Energy Regulator in Australia and the distillate and gasoline emissions from turbine boilers at the cathode plant at Escondida covered by the Green Tax legislation in Chile.

(10)	Calculated emissions are based on 11-month data, annualised for June for FY2020 total. Emissions from flared hydrocarbons are included in fugitive emissions.

(11)	Total includes functions, projects, exploration, closed sites and consolidation adjustments.

(12)

Based on FY2020 and FY2019 production figures. Production figures used are consistent with emissions reporting boundary (i.e. BHP operational control and are taken on a 100 per cent basis). Production data for Copper assets does not include gold, silver or uranium in the calculation. Saleable production data used for Nickel West.

(13)

Equity share approach to calculate emissions reflects BHP’s equity share in the operations as defined under the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard. As BHP does not control or have access to the data from all operations in which it holds equity, certain assumptions had to be made to estimate equity share of operations not under BHP’s operational control. Details on assumptions and operations included are provided in note (15).

(14)

Financial control approach to report GHG emissions is based on the accounting treatment in the company’s consolidated financial statements, as follows: 100 per cent for operations accounted for as subsidiaries, regardless of equity interest owned; and for operations accounted for as a joint operation, the company’s interest in the operation. It does not report GHG emissions from operations which are accounted for using the equity method in the company’s financial statements. As BHP does not control or have access to the data from all operations in which it holds equity, certain assumptions had to be made to estimate equity share of operations not under BHP’s operational control. Details are provided in note (15).

(15)

Non-operated assets include Antamina, Cerrejón, Kelar and the petroleum assets in Australia, the United States and Algeria. Emissions data was sourced directly from the operator in the first instance and, where not readily available for the current reporting year, FY2019 data was extrapolated to reflect FY2020 production levels. Emissions intensity estimates were applied for any remaining assets based on analogous BHP operations.

(16)

Scope 3 emissions have been calculated using methodologies consistent with the Greenhouse Gas Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard. Scope 3 emissions reporting necessarily requires a degree of overlap in reporting boundaries due to our involvement at multiple points in the life cycle of the commodities we produce and consume. A significant example of this is that Scope 3 emissions reported under the ‘Processing of sold products’ category include the processing of our iron ore to steel. This third party activity also consumes metallurgical coal as an input, a portion of which is produced by us. For reporting purposes, we account for Scope 3 emissions from combustion of metallurgical coal with all other fossil fuels under the ‘Use of sold products’ category, such that a portion of metallurgical coal emissions is accounted for under two categories. This is an expected outcome of emissions reporting between the different scopes defined under standard GHG accounting practices and is not considered to detract from the overall value of our Scope 3 emissions disclosure. This double counting means that the emissions reported under each category should not be added up, as to do so would give an inflated total figure. For this reason, we do not report a total Scope 3 emissions figure. Further details of the calculation methodologies, assumptions and key references used in the preparation of our Scope 3 emissions data can be found in the associated BHP Scope 1, 2 and 3 Emissions Calculation Methodology, available at bhp.com/climate.

(17)

Includes product transport where freight costs are covered by BHP, for example under Cost and Freight (CFR) or similar terms, as well as purchased transport services for process inputs to our operations.

(18)	Product transport where freight costs are not covered by BHP, for example under Free on Board (FOB) or similar terms.

(19)	For BHP, this category covers the Scope 1 and Scope 2 emissions (on an equity basis) from our assets that are owned as a joint venture but not operated by BHP.

(20)

All iron ore production is assumed to be processed into steel and all copper metal production is assumed to be processed into copper wire for end use. Processing of nickel, zinc, gold, silver, ethane and uranium oxide is not currently included, as production volumes are much lower than iron ore and copper and a large range of possible end uses apply. Processing/refining of petroleum products is also excluded as these emissions are considered immaterial compared to the end-use product combustion reported in the ‘Use of sold products’ category.

(21)

Scope 3 emissions reported under the ‘Processing of sold products’ category include the processing of our iron ore to steel. This third party activity also consumes metallurgical coal as an input, a portion of which is produced by us. For the higher-end estimate, we account for Scope 3 emissions from combustion of metallurgical coal with all other fossil fuels under the ‘Use of sold products’ category, such that a portion of metallurgical coal emissions is accounted for under two categories. The low-end estimate apportions the emission factor for steel between iron ore and metallurgical coal inputs. The low-end estimate for iron ore only accounts for BHP’s Scope 3 emissions from iron ore and does not account for BHP’s or third party coal used in the steelmaking process. Scope 3 emissions from BHP’s coal are captured in the ‘Use of sold products’ category under metallurgical coal.

(22)	All crude oil and condensates are conservatively assumed to be refined and combusted as diesel. Energy coal, Natural gas and Natural gas liquids are assumed to be combusted.

6.6.5     Water – performance data

This section provides detailed disclosure of our various water metrics. All water performance data presented in this Report are from operated assets during FY2020, and exclude Discontinued operations. (Onshore US assets).

Definitions of water metrics, sources and types is provided in sections 6.6 and 6.8.2.

BHP has continued to classify water quality into three categories in line with the Minerals Council of Australia’s Water Accounting Framework (WAF) as this provides more granularity. Type 1 and Type 2 equate to high-quality water, while Type 3 equates to low-quality water under the International Council on Mining and Metals (ICMM) Guidelines.

Water withdrawals

Water withdrawals represent the volume of water, in megalitres (ML) received and intended for use by the operated asset from the water environment and/or a third party supplier.(1)

Water withdrawals for FY2020 across our operations increased by 8 per cent from FY2019 (from 352,950 ML to 380,330 ML), due primarily to increased use at Escondida. Minor increases at other assets (e.g. Olympic Dam) were offset by a decrease in withdrawal at our Queensland Coal operated assets due to lower than average rainfall in the region. Despite the increase in water withdrawal, our withdrawal of high-quality (Type 1) water reduced from 58,850 ML in FY2019 to 51,610 ML.

The majority of our water withdrawals now come from seawater. Escondida stopped drawing groundwater from the Monturaqui borefield in the second half of FY2020 and water for operational purposes is now supplied entirely by desalinated seawater, other than small quantities of groundwater extracted for pit dewatering to allow safe mining. The proportion of withdrawals relating to groundwater across BHP reduced from 40 per cent in FY2019 to 33 per cent in FY2020, and is expected to reduce further when the effect of Escondida’s cessation of groundwater extraction from the Andean aquifers is seen over a full year. WAIO and Queensland Coal account for more than 50 per cent of terrestrial water withdrawal across our business. All of the WAIO withdrawals are from groundwater. Queensland Coal draws from a mix of surface water (collected rainfall runoff represents approximately 75 per cent of surface water withdrawal) and groundwater. Due to ongoing improvement in our water data, it was identified that water extracted during the petroleum production process to access hydrocarbon products should be classified as groundwater withdrawal under the ICMM and WAF guidance. Prior to FY2019, this was reported as seawater withdrawal.

Freshwater(2) withdrawal decreased 18 per cent in FY2020 compared to FY2019 and 19 per cent compared to our FY2017 baseline. This was primarily due to the early cessation of groundwater extraction at Escondida. The withdrawals, and the material contributors to these, were within expectations for FY2020 and in line with our ambition to minimise our withdrawal of high-quality fresh water and replace these with seawater/low-quality withdrawals where feasible. As the results are within expectations, there is no implications for current commitments, strategy and costs for the business with respect to water withdrawals. For more information on freshwater withdrawal, refer to section 1.7.6.

(1)

Volumes of withdrawal by source have been updated for FY 2019, FY2018 and FY2017 for the Nickel West, Kwinana operated asset. Previously the total volumes of water supplied to the site by third party, Water Corporation, was proportionately to source in alignment with the public information (48 per cent from seawater, 42 per cent from groundwater and 10 per cent from surface water). In FY2020, Water Corporation supplied BHP site specific proportions of water sources for our Kwinana operations for the FY2017 to FY2020 period.

(2)

‘Freshwater’ is defined as waters other than seawater, wastewater from third parties and hypersaline ground water. Freshwater withdrawal also excludes entrained water that would not be available for other uses. These exclusions have been made to align with the target’s intent to reduce the use of freshwater sources of potential value other users or the environment.

Water discharges

Water discharges includes water that has been removed from the operated asset and returned to the environment or distributed to a third party. This includes seepage from tailings dams to groundwater, discharges from operations to surface waters (which are also affected by periods of higher rainfall) and discharges to seawater. Water we treat and then on-supply to third parties is captured as a diversion consistent with ICMM Guidelines as it is not intended for operational purposes. Water that is evaporated or entrained(3) is also excluded from discharges and instead reported under the water consumption category.(4)

Total water discharges for FY2020 were 147,850 ML, an increase from FY2019 as expected due to the increased throughout of the desalination facility at our Escondida asset. The majority of water discharges are to seawater at over 90 per cent, with Escondida and Petroleum being the largest contributors. The second largest discharge volume is to groundwater, the majority of which is Type 3 seawater that is withdrawn as a by-product during the recovery of hydrocarbons from below the seabed (and therefore classed as groundwater in the ICMM and WAF guidance) and which is returned by re-injection to below the seabed.

Discharges to surface water (usually riverine systems) are influenced by climatic conditions such as rainfall and occurrence of extreme weather events, therefore are subject to higher variability and less predictable. These scenarios may occur at our Queensland Coal operated assets. In FY2020, some localised high rainfall events resulted in discharges to surface waters at those operated assets. Our water management practices at the operated assets where this may occur are designed to accommodate this variability and therefore the occurrence of such events does not affect our current management activities and strategy or result in elevated risks.

Approximately 40 per cent of our assets do not have any water discharges due to water being either consumed in operational activities or reused/recycled. This is similar to previous years, but note that prior to FY2019, the definition of water discharges included water that was evaporated or entrained. This is now reported as consumption, in line with ICMM Guidelines. The extent of this change is shown in the data tables in section 6.6.3.

Water recycled/reused

During FY2020, the total volume of water recycled/reused was 250,090 ML. This represents an efficiency of 66 per cent of withdrawals excluding seawater. Increases in recycled/reused volumes was observed at five of our operated assets in FY2020.

The ability of our operated assets to reuse and recycle water varies depending on the recovery processes used and the water quality requirements. The accuracy of the recycled/reused metric currently varies depending on the complexity of the process and how closely water movements are measured and understood. As our data collection and analysis improves, we can more robustly assess opportunities to improve efficiency of water use.

Water diversions

FY2019 was the first year that BHP disclosed diversions. Diverted water is water that is actively managed by an operated asset but not used for any operational purposes. For example, this includes the water that is removed from below the water table at WAIO to access the ore but is returned to the environment and not consumed in operations. Another example is when we withdraw water and treat it for use as drinking water by local communities, as Olympic Dam does for the town of Roxby Downs in South Australia. In FY2020, 102,780 ML of water was withdrawn without any intention to be used at BHP operated assets, predominantly relating to water that is treated by our legacy assets in North America, and by dewatering as noted above for WAIO, and described further in the WAIO water case study.

Note the withdrawal of diverted water may occur in a different annual reporting period to its discharge, so in any given annual period there may be a differential between withdrawal and discharge volumes for diverted water.

(3)	Entrained water includes water incorporated into product and/or waste streams, such as tailings, that cannot be easily recovered.

(4)	Evaporation and entrainment, previously reported as water outputs under the WAF, have been reported under consumption to align with the ICMM Guidelines.

Water consumption

Prior to FY2019, water consumption was included within the reporting of water outputs. In the ICMM Guidelines, consumption (the volume of water used by the operated asset and not returned to the water environment or a third party) is a separate reporting category. Available data for evaporation and entrainment from the FY2017 and FY2018 reporting periods was moved to the consumption category from FY2019 in order to allow representative year-on-year comparisons. This data is shown in section 6.6.3.

In FY2020, evaporation and entrainment were the most significant contributors to consumption, representing more than 91 per cent of total consumption, slightly less than in FY2019 due to a reduction in evaporation.

Evaporation consumption is inherently linked with climatic conditions during the reporting period. Evaporation data is estimated or simulated using average climatic conditions and therefore consumption due to evaporation should remain relatively stable but may vary due to climatic conditions outside of BHP’s control. The Minerals Council of Australia has indicated there will be some updates in the WAF guidance with respect to reporting of evaporation. The new guidance states that evaporation should be reported by source water quality type (instead of as Type 1). This change is to better align the WAF with other global water metrics. Classifying the quality of evaporated water by the source water quality allows the consumptive use of lower-quality water to be better represented in the water account. BHP has reported evaporation in line with this intended update to the WAF.

Entrainment may show variability due to the type and location of ore during any given reporting period. The category of ‘other’ for consumption includes water consumed, for example as a result of potable water consumption at operated assets.

The increased focus on consumption will assist with increased and improved data accuracy for entrainment and evaporation, and assist with identifying opportunities to reduce, where possible, losses such as those associated with evaporation.

The operated assets in FY2020 that consumed the most water were Escondida, WAIO and Queensland Coal. Entrainment of water in tailings is the largest contributor to consumption at Escondida, whereas evaporation is the key driver of consumption at WAIO and Queensland Coal. It should be noted that in any given reporting period, consumption and discharges volumes might be higher than withdrawals as evaporation can occur from water that has been captured and stored during previous periods.

Progress against our Water Stewardship Strategy

Water Stewardship Strategy pillar	What we did in FY2020
Risk Embed processes and systems to effectively manage water-related risk and realise opportunities at a catchment level in the short and longer term.

BHP issued three Group-wide water standards for our operated assets in FY2019: water management, drinking water and water data. Performance against all three standards will be assured as part of BHP’s ‘three lines of defence’ model of risk governance and management. For more information on this model, refer to section 1.5.4.

The Technical Centre of Excellence will undertake ‘second line of defence’ assurance activities to ensure our operated assets are meeting the minimum requirements set out in these three water standards. Our Internal Audit and Advisory team, which provides independent assurance over the risk control environment, will include assurance against the standards as part of the ‘third line of defence’ and operated assets will monitor and review their water management activities as part of the ‘first line of defence’.

In FY2020, each of our operated assets executed a gap assessment for each of the three water standards. Action plans are in place to progress towards compliance with these new standards. For example, a number of technology data management solutions were assessed in FY2020 to assist with improvements in water data storage and analysis.

We undertook an assessment of water-related risks within the catchments and marine regions in which we operate, taking account of environmental, community and third party interactions and assessed water-related operational risk in alignment with the BHP Risk Framework.

Technology Leverage technology solutions that drive a step-change reduction in water-related risks, realise opportunities and deliver multiple benefits.

The technologies available for water recovery from tailings and water treatment options were shortlisted for further assessment and or development for each operated asset (as applicable), thereby creating a pipeline of technology projects designed to contribute to the delivery of the FY2030 longer-term goal. For more information, refer to the technology case study at bhp.com.

Value Effectively value water in investment and operated asset decisions through integration into strategy, planning and evaluation frameworks.

In FY2020, an approach was developed to help integrate social value considerations (including environment and community aspects of water) into BHP’s planning and project evaluation processes. The approach is expected to be trialed and further developed in FY2021.

Disclosure Transparently disclose water-related risks, management and performance at an operated asset level.

We incorporated feedback from external parties on our FY2018 Water Report within our FY2019 Sustainability Report and FY2020 Annual Report (e.g. presentation of relativity of water-related risk). We increased our water disclosure by providing withdrawal, discharge, and consumption and diversion data at an operated asset level.

In FY2020, we commenced a case study with the ICMM to help inform improvements and increase consistency of water disclosures in the mining sector.

Collective action Collaborate with stakeholders to improve regional water policy and catchment governance and address shared water challenges within our communities and across our value chain.

In FY2020, we continued work with the CEO Water Mandate to develop a Common Water Accounting Framework (see the CEO Water Mandate case study). We believe this is the first step required to advance effective multi-stakeholder conversations on water.

We also continued to work in the Gulf of Mexico to improve water, biodiversity and climate change outcomes (see the Bayou Terrebonne Biodiversity and Resiliency Project case study).

We partnered with industry and research peers to launch the Groundwater Modelling Decision Support Initiative (GMDSI) in October 2019. The GMDSI is an industry-funded project designed to improve the contribution of groundwater modelling in supporting environmental management and decision-making (see the Groundwater Modelling Support Initiative (GMDSI) case study). The GMDSI reflects our recognition of the value that deep knowledge brings to addressing water challenges.

We continued our dialogue with customers and suppliers in the China region to assess water-related risks (both threats and opportunities) in our value chain.

We began a program of Water Resource Situational Analyses (WRSA) to inform post-FY2022 operated asset context-based water targets. The targets will seek to minimise our impacts and address shared water challenges in the regions in which we operate, in line with our commitments in our Water Stewardship Position Statement. This work is also expected to contribute towards our longer-term goal to support integrated water resource management in all the catchments where we operate by FY2030.

Asset summary table FY2020

Metric (1)(2)	Total	Escondida	Legacy assets	Nickel West	NSW Energy Coal	Olympic Dam	Pampa Norte	Petroleum(3)	Jansen Potash Project	Queensland Coal	Western Australia Iron Ore
Water sensitivity (BHP assessed)		High	Low to moderate	Moderate	High	High	High	Low	Low	Moderate to high	Moderate
Withdrawals(4) (ML)	380,330	199,160	1,150	17,590	9,360	13,460	10,770	43,500	510	37,440	47,380
Water withdrawals by quality – Type 1	51,610	0	1,150	2,520	3,860	0	0	50	0	14,910	29,120
Water withdrawals by quality – Type 2	35,670	0	0	5,320	2,780	11,280	0	0	510	15,650	130
Water withdrawals by quality – Type 3	293,060	199,160	0	9,760	2,720	2,180	10,780	43,440	0	6,890	18,130
Water withdrawals by source – Surface water (5)	45,190	0	1,150	350	7,420	310	7,090	50	460	28,360	0
Water withdrawals by source – Groundwater	123,660	24,330	0	16,080	1,950	13,160	3,690	7,930	50	9,090	47,380
Water withdrawals by source – Seawater	211,510	174,830	0	1,170	0	0	0	35,510	0	0	0
Discharges (ML)	147,850	99,740	0	310	0	0	0	43,440	10	2,790	1,560
Water discharges by quality – Type 1	0	0	0	0	0	0	0	0	0	0	0
Water discharges by quality – Type 2	3,740	0	0	0	0	0	0	0	0	2,790	950
Water discharges by quality – Type 3	144,110	99,740	0	310	0	0	0	43,440	10	0	610
Water discharges by destination – Surface water	3,970	0	0	0	0	0	0	0	0	2,490	1,480
Water discharges by destination – Groundwater	9,440	1,500	0	0	0	0	0	7,930	10	0	0
Water discharges by destination – Seawater	134,116	98,240	0	0	0	0	0	35,506	0	290	80
Water discharges by destination – Third party	310	0	0	310	0	0	0	0	0	0	0
Consumption (ML)	258,120	95,680	2,010	15,600	7,660	12,190	8,800	850	80	53,250	62,000
Consumption – evaporation	126,120	28,380	2,010	350	4,390	5,890	5,810	0	50	38,500	40,740
Consumption – entrainment	109,550	66,770	0	0	3,120	1,990	2,820	0	0	13,590	21,260
Consumption – other	22,440	530	0	15,250	150	4,310	160	850	30	1,160	0
Recycled/reused (ML)	250,090	38,000	10	10,020	0	14,590	170,150	0	0	5,860	11,460
Diversions (ML)
Diversions – withdrawals	102,780	380	41,080	0	0	0	780	1,240	0	17,200	42,100
Diversions – discharges	79,430	380	42,740	0	0	960	780	1,090	230	8,630	24,620

(1)	Data has been rounded to the nearest 10. In some instances, the sum of totals for quality, source and destination may differ due to rounding.

(2)	Excludes Discontinued operations (Onshore US assets).

(3)	Petroleum assets have been grouped due to their relatively lower volumes of water withdrawals, discharges and consumption compared to the mining assets.

(4)	Third party water withdrawals have been reported by source.

(5)

Includes rainfall and run-off volumes captured and used during the reporting year; rainfall and run-off volumes that have been captured and stored are excluded and will be reported in the future year of use.

6.7     Legal proceedings

The Group is involved from time to time in legal proceedings and governmental investigations of a character normally incidental to our business, including claims and pending actions against it seeking damages, or clarification or prosecution of legal rights and regulatory inquiries regarding business practices. Insurance or other indemnification protection may offset the financial impact on the Group of a successful claim.

This section summarises the significant legal proceedings and investigations and associated matters in which the Group is currently involved or has finalised since our last Annual Report. The timing of many of the legal proceedings and investigations has been delayed or is uncertain as a result of court closures or delays in response to the COVID-19 pandemic.

Legal proceedings relating to the failure of the Fundão tailings dam at the Samarco iron ore operations in Minas Gerais and Espírito Santo (Samarco dam failure)

The Group is engaged in numerous legal proceedings relating to the Samarco dam failure. Given the stage of these proceedings, it is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures. The most significant of these proceedings are summarised below. As described below, many of these proceedings involve claims for compensation for similar or possibly the same damages. There are numerous additional lawsuits against Samarco relating to the Samarco dam failure to which the Group is not party.

R$20 billion public civil claim commenced by the Federal Government of Brazil, states of Espírito Santo and Minas Gerais and other authorities (R$20 billion Public Civil Claim)

On 30 November 2015, the Federal Government of Brazil, states of Espírito Santo and Minas Gerais and other public authorities collectively filed a public civil claim before the 12th Federal Court of Belo Horizonte against Samarco and its shareholders, BHP Billiton Brasil Ltda (BHP Brasil) and Vale, seeking the establishment of a fund of up to R$20 billion (approximately US$3.7 billion) in aggregate for clean-up costs and damages.

The plaintiffs also requested certain interim injunctions in connection with the public civil claim. On 18 December 2015, the Federal Court granted the injunctions and, among other things, ordered Samarco to deposit R$2 billion (approximately US$365 million) into a Court-managed bank account for use towards community and environmental rehabilitation. BHP Brasil, Vale and Samarco immediately appealed against the injunction. On 4 November 2016, the Federal Court reduced the R$2 billion (approximately US$365 million) injunction to R$1.2 billion (approximately US$220 million).

On 2 March 2016, BHP Brasil, together with Vale and Samarco, entered into a Framework Agreement with the plaintiffs to establish a foundation (Fundação Renova) to develop and execute environmental and socioeconomic programs (Programs) to remediate and provide compensation for damage caused by the Samarco dam failure.

The term of the Framework Agreement is 15 years, renewable for periods of one year successively until all obligations under the Framework Agreement have been performed. Under the Framework Agreement, Samarco is responsible for funding Fundação Renova’s annual calendar year budget for the duration of the Framework Agreement. The amount of funding for each calendar year will be dependent on the remediation and compensation projects to be undertaken in a particular year. To the extent that Samarco does not meet its funding obligations under the Framework Agreement, each of Vale and BHP Brasil has funding obligations under the Framework Agreement in proportion to its 50 per cent shareholding in Samarco.

On 25 June 2018, a Governance Agreement (summarised below) was entered into providing for the settlement of this public civil claim, suspension of the Federal Public Prosecutors’ Claim for R$155 billion (approximately US$28 billion) (also summarised below) for 24 months and a formal declaration that the Framework Agreement remains valid for the signing parties.

On 8 August 2018, the 12th Federal Court of Minas Gerais ratified the Governance Agreement. Ratification of the Governance Agreement on 8 August 2018 settled this public civil claim, including the R$1.2 billion (approximately US$220 million) injunction order.

On 13 April 2020, the 12th Federal Court granted a request made by the states of Minas Gerais and Espírito Santo to allow R$100 million (approximately US$20 million) Interim Security (defined below) held on escrow with the Court to be used in implementation of preventive measures and control and management of risks and damages relating to the COVID-19 pandemic. The amount made available is in the process of being allocated to the healthcare systems in the state of Minas Gerais and the state of Espírito Santo.

Preliminary Agreement

On 18 January 2017, BHP Brasil, together with Vale and Samarco, entered into a Preliminary Agreement with the Federal Prosecutors’ Office in Brazil, which outlines the process and timeline for further negotiations towards a final settlement regarding the R$20 billion (approximately US$3.7 billion) public civil claim and the R$155 billion (approximately US$28 billion) Federal Public Prosecutors’ Office claim relating to the dam failure.

Under the Preliminary Agreement, BHP Brasil, Vale and Samarco agreed interim security (Interim Security) comprising:

•	R$1.3 billion (approximately US$240 million) in insurance bonds

•

R$100 million (approximately US$20 million) in liquid assets which was made available to the states of Minas Gerais and Espírito Santo for the implementation of preventive measures and control and management of risks and damages relating to the COVID-19 pandemic

•	a charge of R$800 million (approximately US$145 million) over Samarco’s assets

On 24 January 2017, BHP Brasil, Vale and Samarco provided the Interim Security to the 12th Federal Court of Belo Horizonte, which was to remain in place until the earlier of 30 June 2017 and the date that a final settlement arrangement was agreed between the Federal Prosecutors and BHP Brasil, Vale and Samarco. Following a series of extensions, on 25 June 2018, the parties reached an agreement in the form of the Governance Agreement (summarised below).

Governance Agreement

On 25 June 2018, BHP Brasil, Vale, Samarco, the other parties to the Framework Agreement, the Public Prosecutors Office and the Public Defense Office entered into a Governance Agreement, which settled the R$20 billion (approximately US$3.7 billion) public civil claim, enhances community participation in decisions related to Programs under the Framework Agreement and established a process to renegotiate the Programs over two years to progress settlement of the R$155 billion (approximately US$28 billion) Federal Public Prosecutors’ Office claim.

Renegotiation of the Programs will be based on certain agreed principles, such as full reparation consistent with Brazilian law, the requirement for a technical basis for any proposed changes, consideration of findings from experts appointed by BHP Brasil, Samarco and Vale, consideration of findings from experts appointed by Prosecutors and consideration of feedback from impacted communities.

The renegotiation process remains outstanding as certain pre-requisites established in the Governance Agreement are yet to be implemented. The renegotiation term may be extended for a further two years by mutual consent of the parties to the Governance Agreement. During the renegotiation period and up until revisions to the Programs are agreed, Fundação Renova will continue to implement the Programs in accordance with the terms of the Framework Agreement and the Governance Agreement.

The Interim Security provided under the Preliminary Agreement is maintained for a period of 30 months under the Governance Agreement, after which BHP Brasil, Vale and Samarco will be required to provide security of an amount equal to Fundação Renova’s annual budget up to a limit of R$2.2 billion (approximately US$400 million).

R$155 billion public civil claim commenced by the Federal Public Prosecutors’ Office (R$155 billion Federal Public Prosecutors’ Office claim)

On 3 May 2016, the Federal Public Prosecutors’ Office filed a public civil claim before the 12th Federal Court of Belo Horizonte against BHP Brasil, Vale and Samarco – as well as 18 other public entities (which has since been reduced to five defendants(23) by the 12th Federal Court) – seeking R$155 billion (approximately US$28 billion) for reparation, compensation and collective moral damages in relation to the Samarco dam failure.

In addition, the claim includes a number of preliminary injunction requests, seeking orders that BHP Brasil, Vale and Samarco deposit R$7.7 billion (approximately US$1.4 billion) in a special company account and provide guarantees equivalent to R$155 billion (approximately US$28 billion). The injunctions also seek to prohibit BHP Brasil, Vale and Samarco from distributing dividends and selling certain assets (among other things).

This public civil claim and the R$20 billion Public Civil Claim are broad claims that encompass the majority of the public civil claims filed against BHP Brasil, Samarco and Vale. For this reason, the 12th Federal Court has suspended other public civil claims while negotiations continue in relation to the settlement of this public civil claim.

Ratification of the Governance Agreement settled the R$20 billion Public Civil Claim and suspended this public civil claim, including the R$7.7 billion (approximately US$1.4 billion) injunction request. Despite suspension of this public civil claim being for a period of two years from the date of ratification of the Governance Agreement on 8 August 2018, the claim has not been resumed and the parties may negotiate a further extension.

Enforcement Proceedings

On 7 January 2020, the 12th Federal Court of Belo Horizonte issued a decision creating 10 enforcement proceedings (Enforcement Proceedings) linked to the R$20 billion and R$155 billion Public Civil Claims described above with two additional proceedings added in subsequent months. The 12 Enforcement Proceedings seek to expedite the remediation process related to the Samarco dam failure, addressing issues considered to be priority in this context. No substantive new claims were made under these proceedings.

Issues covered by these Enforcement Proceedings include environmental recovery, human health risk and ecological risk, resettlement of affected communities, infrastructure and development, registration of certain impacted individuals under the Programs and indemnities for people impacted by the dam failure, resumption of economic activities, water supply for human consumption and hiring of technical advisors to impacted people among other key delivery areas.

(23)	Currently, solely BHP Brasil, Vale and Samarco, the Federal Government and the state of Minas Gerais are defendants.

In the context of these Enforcement Proceedings, BHP Brasil, Samarco and Vale are seeking determinations, including the repealing of fishing bans ordered by the courts or administration entities, final compensation of impacted communities, the end of registration of new indemnification requests for compensation and indemnification of impacted people, and set-off of compensation paid against future damages that may need to be paid.

Public civil claims commenced by the State Prosecutors’ Office in the state of Minas Gerais

On 10 December 2015, the State Prosecutors’ Office in the state of Minas Gerais filed a public civil claim against BHP Brasil, Vale and Samarco before the State Court in Mariana claiming indemnification (amount not specified) for moral and material damages to an unspecified group of individuals affected by the Samarco dam failure, including the payment of costs for housing and social and economic assistance.

The State Prosecutors’ Office also requested certain interim injunctions in connection with this claim, including orders for BHP Brasil, Vale and Samarco to provide housing, health care, financial assistance and education facilities to the people affected by the Samarco dam failure. The plaintiff also sought an order to freeze R$300 million (approximately US$55 million) in Samarco’s bank accounts. The Court granted the injunction, freezing R$300 million (approximately US$55 million) in Samarco’s bank accounts for use towards the compensation and remediation measures requested under this public civil claim. At a Court hearing on 20 January 2016, the parties agreed that Samarco should unilaterally provide:

•	flexible housing solutions for 271 displaced families

•	monthly salaries to the displaced families for at least 12 months

•	a R$20,000 (approximately US$3,700) payment to each displaced family

•	a R$100,000 (approximately US$18,000) payment to each of the families of those deceased, as advance compensation

There have been multiple hearings, injunctions and enforcement petitions of previous settlements requested in this public civil claim. Following Samarco’s request, the Court released part of the frozen amount to pay for (i) the technical entity hired to assist the impacted community and (ii) payments related to the Preliminary Agreement. On 2 October 2018, the parties reached an agreement that was ratified by the Court for the dismissal of the claim. Under this settlement, Fundação Renova has reached more than 83 individual agreements with impacted families in Mariana for the payment of damages.

On 2 February 2016, the State Prosecutors’ Office in the state of Minas Gerais filed another public civil claim against BHP Brasil, Vale and Samarco before the State Court in Ponte Nova, claiming compensation of R$7.5 billion (approximately US$1.4 billion) for moral and material damages suffered by 1,350 individuals in Ponte Nova and collective moral damages allegedly suffered by the community in Ponte Nova (Ponte Nova 1). The claim also sought a number of preliminary injunctions, including orders to:

•	freeze R$1 billion (approximately US$185 million) of cash in the defendants’ bank accounts in order to secure the compensation requested under the public civil claim

•	require the defendants to pay minimum wages and basic food supplies to the families in Ponte Nova affected by the Samarco dam failure

•	require the defendants to pay R$30,000 (approximately US$5,500) per affected family and compensation to provide dignified and adequate housing for the affected families

On 5 February 2016, the Ponte Nova Court granted an injunction to freeze R$475 million (approximately US$87 million) from bank accounts of BHP Brasil, Vale and Samarco and ordered them to pay preliminary amounts to families in Ponte Nova affected by the Samarco dam failure. This injunction was revoked on 9 November 2016 and the Ponte Nova Court, on 8 May 2018, ordered the R$475 million (approximately US$87 million) in frozen funds to be returned. Samarco and BHP Brasil filed their defences, respectively on 6 December 2016 and 9 March 2017. This case has been remitted to the 12th Federal Court in Belo Horizonte and is currently suspended.

In November 2018, the State Prosecutor’s Office in the state of Minas Gerais filed another public civil claim against BHP Brasil, Vale, Samarco and Fundação Renova claiming approximately R$2 billion (approximately US$366 million) for damages. The public civil claim was terminated before the subpoenas on the basis that the claim has already been addressed in the first public civil claim filed on 10 December 2015, which has been settled. The State Prosecutor’s Office has appealed the decision.

On 15 December 2015, Prosecutors filed a civil public action against Samarco and Vale claiming implementation of water capture infrastructure and payment of moral damages of R$5 billion (approximately US$915 million). The injunction relief requested remains suspended, awaiting for a decision by the Court.

On 13 August 2018, State Prosecutor’s Office in the state of Minas Gerais filed a public civil action against BHP Brasil, Vale, Samarco and Fundação Renova claiming several measures related to healthcare in Mariana. On 25 April 2019, the parties settled the case, and the execution of such settlement is ongoing.

Public civil claim commenced by the Public Defender Department in Minas Gerais

On 25 April 2016, the Public Defender Department filed a public civil claim against BHP Brasil, Vale and Samarco in the State Court in Belo Horizonte, Minas Gerais, Brazil claiming R$10 billion (approximately US$1.8 billion) for collective moral damages to be deposited in the State Human Rights Defense Fund. The Public Defender Department is also seeking a number of social and environmental remediation measures in relation to the Samarco dam failure, including orders requiring the reparation of the environmental damage and the reconstruction of properties and populations, including historical, religious, cultural, social, environmental and immaterial heritages affected by the dam failure. On 16 March 2016, the Court denied the remediation measures requested as an injunction by the Public Defender Department. The public civil claim was remitted to the 12th Federal Court in Belo Horizonte and is currently suspended.

Public civil claim commenced by the State Prosecutors’ Office in the state of Espírito Santo

On 15 January 2016, the State Prosecutors’ Office of Espírito Santo filed a public civil claim before the State Court in Espírito Santo against BHP Brasil, Vale and Samarco seeking compensation for collective moral damages in relation to the suspension of the water supply of the Municipality of Colatina as a result of the Samarco dam failure. As part of the public civil claim, the State Prosecutors’ Office sought a number of injunctions, including an order to freeze R$2 billion (approximately US$366 million) in the defendants’ bank accounts in order to secure the requested compensation. On 11 February 2016, the Court denied all of the injunction requests made by the State Prosecutors’ Office. The State Prosecutors’ Office appealed the decision and on 2 August 2016 the State Court of Appeal decided to remit the case to the 12th Federal Court in Belo Horizonte. This public civil claim is suspended.

Public civil claim commenced by the state of Espírito Santo

On 8 January 2016, the state of Espírito Santo filed a public civil claim against BHP Brasil, Vale and Samarco before the State Court in Colatina (later remitted to the 12th Federal Court in Belo Horizonte) seeking the remediation and restoration of the water supply of the residents of Baixo Guandu, Linhares, Colatina and Marilândia. In addition, the claim sought injunctions ordering, among other things, the execution of several works and improvements in public equipment in order to repair and upgrade the sewerage system and water network in Colatina and Linhares, and an order to freeze R$1 billion (approximately US$185 million) of the defendants’ assets. On 4 February 2016, the Court ordered Samarco to deposit approximately R$7 million (approximately US$1.3 million) in a fund of the state of Espírito Santo to be created and granted certain injunctions relating to remediation measures. At the same time it denied the injunction request to freeze assets of R$1 billion (approximately US$185 million). On 6 April 2016, the Court of Appeals suspended the injunctions granted. BHP Brasil, Vale and Samarco filed their defences in March 2016 and also requested the suspension of this public civil claim. On 16 July 2019, the case was formally received by the 12th Federal Court of Belo Horizonte. The 12th Federal Court has not made a decision regarding the suspension of this public civil claim.

Public civil claim commenced by the Association for the Defense of Collective Interests – ADIC

On 17 November 2015, ADIC, a non-governmental organisation (NGO) in Brazil, filed a public civil claim solely against Samarco before the 12th Federal Court in Belo Horizonte claiming at least R$10 billion (approximately US$1.85 billion) for environmental and social damages in relation to the Samarco dam failure, in addition to collective moral damages and reparation measures. The NGO also requested preliminary injunctions ordering the deposit of R$1 billion (approximately US$185 million) and prohibiting Samarco from distributing dividends to its shareholders. Samarco presented its defence on 12 February 2016. The Court did not decide on the injunction request and on 27 March 2017, the 12th Federal Court suspended this public civil claim.

Other civil proceedings in Brazil

As noted above, BHP Brasil has been named as a defendant in numerous other lawsuits. The lawsuits seek various remedies, including rehabilitation costs, compensation to impacted individuals and families of the deceased, recovery of personal and property losses and injunctive relief. In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by numerous agencies of the Brazilian Government and are ongoing, including criminal investigations by the federal and state police, and by federal prosecutors.

BHP Brasil’s potential liabilities, if any, resulting from other pending and future claims, lawsuits and enforcement actions relating to the Samarco dam failure, together with the potential cost of implementing remedies sought in the various proceedings, cannot be reliably estimated at this time and therefore a provision has not been recognised and nor has any contingent liability been quantified for these matters. Ultimately, these could have a material adverse impact on BHP’s business, competitive position, cash flows, prospects, liquidity and shareholder returns. For more information on the Samarco dam failure, refer to section 1.8.

As at June 2020, Samarco had been named as a defendant in more than 79,000 small claims for moral damages in which people argue their public water service was interrupted for between five and 10 days. BHP Brasil is a co-defendant in more than 23,000 of these cases. More than 270,000 people have received moral damages related to the temporary suspension of public water supply through settlements reached with Fundação Renova.

Criminal charges

On 20 October 2016, the Federal Prosecutors’ Office filed criminal charges against BHP Brasil, Vale and Samarco and certain employees and former employees of BHP Brasil (Affected Individuals) in the Federal Court of Ponte Nova, Minas Gerais. On 3 March 2017, BHP Brasil and the Affected Individuals filed their preliminary defences. The Federal Court granted Habeas Corpus petitions in favour of eight of the Affected Individuals terminating the charges against those individuals. The Federal Prosecutors’ Office appealed seven of the decisions. BHP Brasil rejects outright the charges against BHP Brasil and the Affected Individuals and will defend the charges and fully support each of the Affected Individuals in their defence of the charges.

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

The Bondholder Complaint was subsequently amended to include BHP Group Limited, BHP Group Plc, BHP Billiton Brasil Ltda, Vale S.A. and officers of Samarco, including four of Vale S.A. and BHP Billiton Brasil Ltda’s nominees to the Samarco Board. On 5 April 2017, the Plaintiff discontinued its claims against the individual defendants. The amount of damages sought by the putative class is unspecified.

On 7 March 2018, the District Court granted a joint motion from the remaining corporate defendants to dismiss the Bondholder Complaint. A second amended Bondholder Complaint was also dismissed by the Court on 18 June 2019. On 9 July 2019, the plaintiff filed a motion for reconsideration of that decision or for leave to file a third amended complaint. On 30 October 2019, the Court denied the plaintiff’s motion for reconsideration and for leave to amend its complaint. The plaintiff has filed a notice of appeal of both of those orders. This appeal remains pending before the Court of Appeals.

Australian class action complaints

BHP Group Limited is named as a defendant in a shareholder class action in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Ltd on the Australian Securities Exchange or shares in BHP Group Plc on the London Stock Exchange and Johannesburg Stock Exchange in periods prior to the Samarco dam failure. The amount of damages sought in the consolidated action is unspecified.

BHP filed an application for a temporary stay of the class action pending resolution of certain Brazilian criminal proceedings. On 17 March 2020, the Court declined to order the temporary stay. Instead, the Court ordered that interlocutory steps in the class action be considered on a case by case basis and allowed to proceed only if any prejudice in connection with the Brazilian criminal proceedings does not outweigh the other interests of justice.

On 12 May 2020, BHP Group Ltd filed an application seeking declaratory relief which, if successful, would narrow the group of claimants in the class action. This application is scheduled to be heard on 7-8 September 2020.

United Kingdom group action complaint

BHP Group Plc and BHP Group Ltd are named as defendants in group action claims for damages that have been filed in the courts of England. These claims have been filed on behalf of certain individuals, governments, businesses and communities in Brazil allegedly impacted by the Samarco dam failure.

On 7 August 2019, the BHP parties filed a preliminary application to strike out or stay this action on jurisdictional and other procedural grounds. The application was heard in July 2020. The Court has not yet issued its judgment on this application.

Unresolved tax and royalty matters

The Group presently has unresolved tax and royalty matters for which the timing of resolution and potential economic outflow is uncertain. For details of those matters, refer to note 6 ‘Income tax expense’ in section 5.1.

6.8     Glossary

6.8.1     Mining, oil and gas-related terms

2D

Two dimensional.

3D

Three dimensional.

AIG

The Australian Institute of Geoscientists.

Anthracite

Coal of high rank with the highest carbon content.

APEGS

Association of Professional Engineers and Geoscientists of Saskatchewan.

AusIMM

The Australasian Institute of Mining and Metallurgy.

Beneficiation

The process of physically separating ore from waste material prior to subsequent processing of the improved ore.

Bituminous

Coal of intermediate rank with relatively high carbon content.

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

Fly ash

The finer particle fraction of coal ash.

FPSO (Floating production, storage and off-take)

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

Hypogene Sulphide

Hypogene mineralisation is formed by fluids at high temperature and pressure derived from magmatic activity. Copper in Hypogene Sulphide is mainly provident from the copper bearing mineral chalcopyrite and higher metal recoveries are achieved via grinding/flotation concentration processes.

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

PCI

Pulverised coal injection.

PEGBC

Association of Professional Engineers and Geoscientists of the Province of British Columbia.

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

Slag

A by-product of smelting after the desired metal has been extracted from its ore.

Slimes

A mixture of liquid and the finer particle sized fraction of minerals, typically related to tailings.

Sludge

A thick, soft, wet mud or similar viscous mixture of liquid and solid components, especially the product of minerals processing or refining activities.

Smelting

The process of extracting metal from its ore by heating and melting.

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

Supergene Sulphide

Supergene is a term used to describe near-surface processes and their products, formed at low temperature and pressure by the activity of meteoric or surface water. Copper in Supergene Sulphide is mainly provident from the copper bearing minerals chalcocite and covellite and is amenable to both grinding/flotation concentration and leaching processes.

Tailings

Those portions of washed or milled ore that are too poor to be treated further or remain after the required metals and minerals have been extracted.

TLP (tension leg platform)

A vertically moored floating facility for production of oil and gas.

Total Ore Reserves

The sum of Proven and Probable Ore Reserves.

Transitional Sulphide

Transitional is a term used to describe the zone of mineralisation that is a gradation between Supergene Sulphide and Hypogene Sulphide resulting from the incomplete development of the former as it overprints the latter. This results in a more irregular distribution of the three main copper bearing minerals and is amenable to both grinding/flotation concentration and leaching processes.

UG (underground)

Below the surface mining activities.

Wet tonnes

Production is usually quoted in terms of wet metric tonnes (wmt). To adjust from wmt to dry metric tonnes (dmt) a factor is applied based on moisture content.

6.8.2     Other terms

AASB (Australian Accounting Standards Board)

Accounting standards as issued by the Australian Accounting Standards Board.

Activity data

A quantitative measure of a level of activity that results in greenhouse gas emissions. Activity data is multiplied by an energy factor and/or an emission factor to derive the energy consumption and greenhouse gas emissions associated with a process or an operation. Examples of activity data include kilowatt-hours of electricity used, quantity of fuel used, output of a process, hours equipment is operated, distance travelled and floor area of a building.

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

Board

The Board of Directors of BHP.

Canadian Greenhouse Gas Reporting Program (previously listed as ECCC)

The Greenhouse Gas Reporting Program (GHGRP) collects information on greenhouse gas (GHG) emissions annually from facilities across Canada.

Carbon dioxide equivalent (CO2-e)

The universal unit of measurement to indicate the global warming potential (GWP) of each greenhouse gas, expressed in terms of the GWP of one unit of carbon dioxide. It is used to evaluate releasing (or avoiding releasing) different greenhouse gases against a common basis.

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

DLC merger

The Dual Listed Company merger between BHP Group Limited and BHP Group Plc on 29 June 2001.

Emission factor

A factor that converts activity data into greenhouse gas emissions data (e.g. kg CO2-e emitted per GJ of fuel consumed, kg CO2-e emitted per KWh of electricity used).

Equity share approach

A consolidation approach whereby a company accounts for greenhouse gas emissions from operations according to its share of equity in the operation. The equity share reflects economic interest, which is the extent of rights a company has to the risks and rewards flowing from an operation. Also see the definition for ‘Operational control approach’.

ELT (Executive Leadership Team)

The Executive Leadership Team directly reports to the Chief Executive Officer and is responsible for the day-to-day management of BHP and leading the delivery of our strategic objectives.

Energy

Energy means all forms of energy products where ‘energy products’ means combustible fuels, heat, renewable energy, electricity, or any other form of energy from operations that are owned or controlled by BHP. The primary sources of energy consumption come from fuel consumed by haul trucks at our operated assets, as well as purchased electricity used at our operated assets.

Energy content factor

The energy content of a fuel is an inherent chemical property that is a function of the number and types of chemical bonds in the fuel.

Entrainment

Entrained water includes water incorporated into product and/or waste streams, such as tailings, that cannot be easily recovered.

EPA (Environmental Protection Agency)

The EPA is a government regulator working to protect the environment.

Evaporation

Volumes of water that are consumed via evaporation of water from water storage facilities and for dust suppression activities. Evaporation volumes are calculated using both climate and physical information. Evaporation may be calculated by multiplying the evaporation rate (measured through on-site instruments or sourced from meteorological authorities) by the surface areas of the water body, or it may be estimated from the change in stored water volumes when the other inputs and outputs are directly measured.

Executive KMP (Key Management Personnel)

Executive KMP includes the Executive Director (our CEO), the Chief Financial Officer, the President, Minerals Australia, the President, Minerals Americas, and the President, Petroleum. It does not include the Non-Executive Directors (our Board).

Financial control approach

A consolidation approach whereby a company reports greenhouse gas emissions based on the accounting treatment in the company’s consolidated financial statements, as follows:

•	100 per cent for operations accounted for as subsidiaries, regardless of equity interest owned

•	for operations accounted for as a joint operation, the company’s interest in the operation

It does not report greenhouse gas emissions from operations that are accounted for using the equity method in the company’s financial statements.

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

GRI (Global Reporting Initiative)

GRI works with businesses and governments to understand and communicate their impact on critical sustainability issues.

Groundwater

Water beneath the earth’s surface, including beneath the seabed, which fills pores or cracks between porous media such as soil, rock, coal, and sand, often forming aquifers. For accounting purposes, water that is entrained in the ore can be considered as groundwater (e.g. dewatering, abstraction from bore field, ore entrainment).

Group

BHP Group Limited, BHP Group Plc and their respective subsidiaries.

GWP (Global warming potential)

A factor describing the radiative forcing impact (degree of harm to the atmosphere) of one unit of a given greenhouse gas relative to one unit of CO2. BHP currently uses GWP from the Intergovernmental Panel on Climate Change (IPCC) Assessment Report 4 (AR4) based on 100-year timeframe.

Henry Hub

A natural gas pipeline located in Erath, Louisiana that serves as the official delivery location for futures contracts on the New York Mercantile Exchange.

HPI (High potential injuries)

High potential injuries (HPI) are recordable injuries and first aid cases where there was the potential for a fatality.

ICMM (International Council on Mining and Metals)

The International Council on Mining and Metals is an international organisation dedicated to a safe, fair and sustainable mining and metals industry.

IFRS (International Financial Reporting Standards)

Accounting standards as issued by the International Accounting Standards Board.

IPCC (Intergovernmental Panel on Climate Change)

The Intergovernmental Panel on Climate Change (IPCC) is the United Nations body for assessing the science related to climate change.

IUCN (International Union for Conservation of Nature)

The International Union for Conservation of Nature is an international organisation working in the field of nature conservation and sustainable use of natural resources.

KMP (Key Management Personnel)

Persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly.

For BHP, KMP includes the Executive Director (our CEO), the Non-Executive Directors (our Board), as well as the Chief Financial Officer, the President (Minerals Australia), the President (Minerals Americas), and the President (Petroleum).

KPI (Key performance indicator)

Used to measure the performance of the Group, individual businesses and executives in any one year.

LME (London Metal Exchange)

A major futures exchange for the trading of industrial metals.

Location-based reporting

Scope 2 greenhouse gas emissions based on average energy generation emission factors for defined geographic locations, including local, subnational, or national boundaries (i.e. grid factors). In the case of a direct line transfer, the location-based emissions are equivalent to the market-based emissions.

Market-based reporting

Scope 2 greenhouse gas emissions based on the generators (and therefore the generation fuel mix from which the reporter contractually purchases electricity and/or is directly provided electricity via a direct line transfer).

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

NGER (National Greenhouse and Energy Reporting Scheme)

The Australian National Greenhouse and Energy Reporting (NGER) scheme is a single national framework for reporting and disseminating company information about greenhouse gas emissions, energy production, energy consumption and other information specified under NGER legislation.

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

OELs (occupational exposure limits)

An occupational exposure limit is an upper limit on the acceptable concentration of a hazardous substance in workplace air for a particular material or class of materials. OELs may also be set for exposure to physical agents such as noise, vibration or radiation.

OMC (Operations Management Committee)

Prior to FY2018, the Operations Management Committee had responsibility for planning, directing and controlling the activities of BHP under the authorities that have been delegated to it by the Board. This included key strategic, investment and operational decisions, and recommendations to the Board.

During FY2018 the OMC was dissolved and the Remuneration Committee re-examined the classification of KMP for FY2018 to determine which persons have the authority and responsibility for planning, directing and controlling the activities of BHP. After due consideration, the Remuneration Committee determined the KMP for FY2018 comprised of all Non-executive Directors (the Board), the Executive Director (the CEO), the Chief Financial Officer, the President, Minerals Australia, the President, Minerals Americas, and the President, Petroleum. The Committee also determined that, effective 1 July 2017, the Chief External Affairs Officer and Chief People Officer roles are no longer considered KMP.

Onshore US

BHP’s petroleum asset (divested in year ended 30 June 2019) in four US shale areas (Eagle Ford, Permian, Haynesville and Fayetteville), where we produced oil, condensate, gas and natural gas liquids.

OPEC (Organization of the Petroleum Exporting Countries)

OPEC is a permanent intergovernmental organisation of 13 oil-exporting developing nations that coordinates and unifies the petroleum policies of its Member Countries.

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

Operational control approach

A consolidation approach whereby a company accounts for 100 per cent of the greenhouse gas emissions over which it has operational control (a company is considered to have operational control over an operation if it or one of its subsidiaries has the full authority to introduce and implement its operating policies at the operation). It does not account for greenhouse gas emissions from operations in which it owns an interest but does not have operational control. Also see the definition for ‘Equity share approach’.

Operations

Open-cut mines, underground mines, offshore oil and gas production and processing facilities.

Operating Model

The Operating Model outlines how BHP is organised, works and measures performance and includes mandatory performance requirements and common systems, processes and planning. The Operating Model has been simplified and BHP is organised by assets, asset groups, Commercial, and functions.

OSHA (Occupational Safety and Health Administration)

The Occupational Safety and Health Administration is an agency of the United States Department of Labor that regulates workplace health and safety.

Other (with respect to water consumption volumes)

This includes water volumes used for purposes such as potable water consumption and amenity facilities at our operated assets.

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

Paris Agreement goals

The central objective of the Paris Agreement is its long-term temperature goal to hold global average temperature increase to well below 2°C above preindustrial levels and pursue efforts to limit the temperature increase to 1.5°C above pre-industrial levels.

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

PPE (personal protective equipment)

PPE means anything used or worn to minimise risk to worker’s health and safety, including air supplied respiratory equipment.

Quoted

In the context of American Depositary Shares (ADS) and listed investments, the term ‘quoted’ means ‘traded’ on the relevant exchange.

Residual mix

The mix of energy generation resources and associated attributes such as greenhouse gas emissions in a defined geographic boundary left after contractual instruments have been claimed/ retired/cancelled. The residual mix can provide an emission factor for companies without contractual instruments to use in a market-based method calculation. A residual mix is currently unavailable to account for voluntary purchases and this may result in double counting between electricity consumers.

SASB (Sustainability Accounting Standards Board)

The Sustainability Accounting Standards Board is a non-profit organisation that develops standards focused on the financial impacts of sustainability.

Scope 1 greenhouse gas emissions

Scope 1 greenhouse gas emissions are direct emissions from operations that are owned or controlled by BHP, primarily emissions from fuel consumed by haul trucks at our operated assets, as well as fugitive methane emissions from coal and petroleum production at our operated assets. Scope 1 refers to direct greenhouse gas emissions from operated assets.

Scope 2 greenhouse gas emissions

Scope 2 greenhouse gas emissions are indirect emissions from the generation of purchased or acquired electricity, steam, heat or cooling that is consumed by operations that are owned or controlled by BHP. Our Scope 2 emissions have been calculated using the market-based method using supplier specific emissions factors unless otherwise specified.

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

Seawater

Water from oceans, seas and estuaries.

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

Shareplus

All-employee share purchase plan.

Social investment

Voluntary contributions to support communities through cash donations to community programs and associated administrative costs. BHP’s targeted level of contribution is 1 per cent of pre-tax profit calculated on the average of the previous three years’ pre-tax profit as reported.

South32

During FY2015, BHP demerged a selection of our alumina, aluminium, coal, manganese, nickel, silver, lead and zinc assets into a new company – South32 Limited.

SPM (sustainability performance metric)

The sustainability performance metrics are the metrics used to measure and evaluate our sustainability performance.

Strate

South Africa’s Central Securities Depositary for the electronic settlement of financial instruments.

Surface water

All water naturally open to the atmosphere, except for water from oceans, seas and estuaries (e.g. precipitation and runoff, including snow and hail), rivers and creeks external water dams.

Third party water

Water supplied by an entity external to the operational facility. Third party water contains water from the other three sources. When the source is known, the physical source (surface water, groundwater and seawater) should prevail. Our disclosures have allocated all third party water withdrawals to the physical source.

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

Underlying attributable profit

Profit/(loss) after taxation attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders as described in note 3 ‘Exceptional items’ in section 5. Refer to section 6.1 for further information.

Underlying EBIT

Underlying EBITDA, including depreciation, amortisation and impairments. Refer to section 6.1 for further information.

Underlying EBITDA

Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and exceptional items. Refer to section 6.1 for further information.

Unit costs

One of the financial measures BHP uses to monitor the performance of individual assets. Unit costs are calculated as ratio of net costs of the assets to the equity share of sales tonnage. Net costs is defined as revenue less Underlying EBITDA excluding freight and other costs, depending on the nature of each asset. Petroleum unit costs exclude exploration and development and evaluation expense and other costs that do not represent underlying cost performance of the business; Western Australia Iron Ore, Queensland Coal and New South Wales Energy Coal unit costs exclude royalties; Escondida unit costs exclude by-product credits.

WAF (Water Accounting Framework)

The Water Accounting Framework is a common mining and metals industry approach to water accounting in Australia.

Water quality – Type 1

Water of high quality that would require minimal (if any) treatment to meet drinking water standards. This water is considered high quality/high-grade in the International Council on Mining and Metals (ICMM) ‘A Practical Guide to Consistent Water Reporting’.

Water quality – Type 2

Water of medium quality that would require moderate treatment to meet drinking water standards (it may have a high salinity threshold of no higher than 5,000 milligrams per litre total dissolved solids and other individual constituents). This water is considered high quality/high grade in the International Council on Mining and Metals (ICMM) ‘A Practical Guide to Consistent Water Reporting’.

Water quality – Type 3

Water of low quality that would require significant treatment to meet drinking water standards. It may have individual constituents with high values of total dissolved solids, elevated levels of metals or extreme levels of pH. This type of water also includes seawater. This water is considered low quality/low-grade in the International Council on Mining and Metals (ICMM) ‘A Practical Guide to Consistent Water Reporting’.

WRSA (Water Resource Situational Analysis)

A situational analysis is an analysis of the water resources and catchments that the operated asset interacts with, including assessment of: (i) the sustainability of the volume and quality of the water resources taking into account interactions of all other parties and climate change forecasts; (ii) BHP’s direct, indirect and cumulative impacts on the sustainability of the volume and quality of the water resources and any related environmental, social or cultural values, taking into account climate change forecasts in accordance with the Water Management Standard; (iii) the state of water infrastructure, water access, sanitation and hygiene of local communities; (iv) the environmental health of the water catchments that feed the water resources taking into account the extent of vegetation, runoff, and any conservation of the area; (v) external water governance arrangements and their effectiveness.

6.8.3    Terms used in reserves

Ag	silver

AI2O3	alumina

Anth	anthracite

Ash	inorganic material remaining after combustion

Au	gold

Cu	copper

CV	calorific value

Fe	iron

Insol.	insolubles

K2O	potassium oxide

KCl	potassium chloride

LOI	loss on ignition

Met	metallurgical coal

MgO	magnesium oxide

Mo	molybdenum

Ni	nickel

P	phosphorous

Pc	phosphorous in concentrate

PCI	pulverised coal injection

S	sulphur

SCu	soluble copper

SiO2	silica

TCu	total copper

Th	thermal coal

U3O8	uranium oxide

VM	volatile matter

Yield	the percentage of material of interest that is extracted during mining and/or processing

Zn	zinc

6.8.4    Units of measure

%	percentage or per cent

bbl	barrel (containing 42 US gallons)

bbl/d	barrels per day

Bcf	billion cubic feet (measured at the pressure bases set by the regulator)

boe	barrels of oil equivalent – 6,000 scf of natural gas equals 1 boe

CO2-e	carbon dioxide equivalent

dmt	dry metric tonne

GJ	gigajoule

GL	gigalitre

g/t	grams per tonne

ha	hectare

kcal/kg	kilocalories per kilogram

kg/tonne or kg/t	kilograms per tonne

km	kilometre

kt	kilotonnes

ktpa	kilotonnes per annum

ktpd	kilotonnes per day

kV	kilovolt

kW	kilowatt

kWh	kilowatt hour

lb	pound

m	metre

m3	cubic metre

Mbbl/d	thousand barrels per day

Mcf	thousand cubic feet (measured at the pressure bases set by the regulator)

ML	megalitre

mm	millimetre

MMbbl/d	million barrels per day

MMboe	million barrels of oil equivalent

MMBtu	million British thermal units – 1 scf of natural gas equals approximately 1,010 Btu

MMcf/d	million cubic feet per day

Mt	million tonnes

Mtpa	million tonnes per annum

MW	megawatt

oz	ounce

ppm	parts per million

PJ	petajoules

scf	standard cubic feet

t	tonne

tCO2-e	tonne of carbon dioxide equivalent

TJ	terajoule

TJ/d	terajoules per day

TW	terawatt

TWh	terawatt hour

tpa	tonnes per annum

tpd	tonnes per day

t/h	tonnes per hour

wmt	wet metric tonnes

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

7.2    Markets

As at the date of this Annual Report, BHP Group Limited has a primary listing on the Australian Securities Exchange (ASX) (ticker BHP) in Australia and BHP Group Plc has a premium listing on the UK FCA’s Official List and its ordinary shares are admitted to trading on the London Stock Exchange (LSE) (ticker BHP). BHP Group Plc also has a secondary listing on the Johannesburg Stock Exchange (JSE) (ticker BHP) in South Africa.

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

7.3    Organisational structure

7.3.1    General

BHP consists of BHP Group Limited and BHP Group Plc, operating as a single unified economic entity, following the completion of the DLC merger in June 2001 (the DLC merger). For a full list of BHP Group Limited and BHP Group Plc subsidiaries, refer to note 29 ‘Subsidiaries’ in section 5.1 and in Exhibit 8.1 - List of Subsidiaries.

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

Australian Foreign Investment Review Board conditions

The Treasurer of Australia approved the DLC merger subject to certain conditions, the effect of which was to require that, among other things, BHP Group Limited continues to:

•	be an Australian company, which is headquartered in Australia

•	ultimately manage and control the companies that conducted the businesses that were conducted by its subsidiaries at the time of the DLC merger for as long as those businesses form part of BHP

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

For more information on the DLC Dividend Share, refer to ‘DLC Dividend Share’ sub-section below and section 7.5.

The Equalisation Ratio may be adjusted to maintain economic equivalence between an ordinary share in each of the two companies where, broadly speaking (and subject to certain exceptions):

•

a distribution or action affecting the amount or nature of issued share capital is proposed by one of BHP Group Limited and BHP Group Plc and that distribution or action would result in the ratio of economic returns on, or voting rights in relation to Joint Electorate Actions (see below) of, a BHP Group Limited ordinary share to a BHP Group Plc ordinary share not being the same, or would benefit the holders of ordinary shares in one company relative to the holders of ordinary shares in the other company

•

no ‘matching action’ is taken by the other company. A matching action is a distribution or action affecting the amount or nature of issued share capital in relation to the holders of ordinary shares in the other company, which ensures that the economic and voting rights of a BHP Group Limited ordinary share and BHP Group Plc ordinary share are maintained in proportion to the Equalisation Ratio

For example, an adjustment would be required if there were to be a capital issue or distribution by one company to its ordinary shareholders that does not give equivalent value (before tax) on a per share basis to the ordinary shareholders of the other company and no matching action was undertaken. Since the establishment of the DLC structure in 2001, no adjustment to the Equalisation Ratio has ever been made.

DLC Dividend Share

Each of BHP Group Limited and BHP Group Plc is authorised to issue a DLC Dividend Share to the other company or a wholly owned subsidiary of it. In effect, only that other company or a wholly owned subsidiary of it may be the holder of the share. The share is redeemable.

The holder of the share is entitled to be paid such dividends as the Board may decide to pay on that DLC Dividend Share provided that:

•	the amount of the dividend does not exceed the cap mentioned below

•

the Board of the issuing company in good faith considers paying the dividend to be in furtherance of any of the DLC principles, including the principle of BHP Group Limited and BHP Group Plc operating as a single unified economic entity

The amounts that may be paid as dividends on a DLC Dividend Share are capped. Broadly speaking, the cap is the total amount of the preceding ordinary cash dividend (whether interim or final) paid on BHP Group Limited ordinary shares or BHP Group Plc ordinary shares, whichever is greater. The cap will not apply to any dividend paid on a DLC Dividend Share if the proceeds of that dividend are to be used to pay a special cash dividend on ordinary shares.

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

Framework Agreement

On 2 March 2016, BHP Brasil together with Vale and Samarco, entered into a Framework Agreement with the Federal Government of Brazil, states of Espírito Santo and Minas Gerais and certain other authorities to establish a foundation (Fundação Renova) that will develop and execute environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure. For a description of the terms of the Framework Agreement, refer to section 6.7.

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

Provisions of the Constitution of BHP Group Limited and the Articles of Association of BHP Group Plc can be amended only where such amendment is approved by special resolution either:

•	by approval as a Class Rights Action, where the amendment results in a change to an ‘Entrenched Provision’, or

•	otherwise, as a Joint Electorate Action

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

7.5.2    Power to issue securities

Under the Constitution and Articles of Association, the Board of Directors has the power to issue any BHP shares or other securities (including redeemable shares) with preferred, deferred or other special rights, obligations or restrictions. The Board may issue shares on any terms it considers appropriate, provided that:

•	the issue does not affect any special rights of shareholders

•	if required, the issue is approved by shareholders

•	if the issue is of a class other than ordinary shares, the rights attaching to the class are expressed at the date of issue

7.5.3    Restrictions on voting by Directors

A Director may not vote in respect of any contract or arrangement or any other proposal in which they have a material personal interest except in certain prescribed circumstances, including (subject to applicable laws) where the material personal interest:

•	arises because the Director is a shareholder of BHP and is held in common with the other shareholders of BHP

•	arises in relation to the Director’s remuneration as a Director of BHP

•	relates to a contract BHP is proposing to enter into that is subject to approval by the shareholders and will not impose any obligation on BHP if it is not approved by the shareholders

•	arises merely because the Director is a guarantor or has given an indemnity or security for all or part of a loan, or proposed loan, to BHP

•	arises merely because the Director has a right of subrogation in relation to a guarantee or indemnity referred to above

•

relates to a contract that insures, or would insure, the Director against liabilities the Director incurs as an officer of BHP, but only if the contract does not make BHP or a related body corporate the insurer

•	relates to any payment by BHP or a related body corporate in respect of an indemnity permitted by law, or any contract relating to such an indemnity, or

•	is in a contract, or proposed contract with, or for the benefit of, or on behalf of, a related body corporate and arises merely because the Director is a director of a related body corporate

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

A person may be nominated by shareholders as a Director of BHP if:

•	a shareholder provides a valid written notice of the nomination

•	the person nominated by the shareholder satisfies candidature for the office and consents in writing to his or her nomination as a Director

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

This means that, in practice, most items of business at AGMs are decided by way of a poll even though the Constitution and Articles of Association generally permit voting to be conducted by a show of hands in the first instance.

In addition, at any general meeting, a resolution, other than a procedural resolution, put to the vote of the meeting on which the holder of the relevant BHP Special Voting Share is entitled to vote must be decided on a poll.

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

•

Subject to the special rights attaching to any preference shares, but in priority to any payment of dividends on all other classes of shares, the holder of the DLC Dividend Share (if any) will be entitled to be paid such non-cumulative dividends as the Board may, subject to the cap referred to in section 7.3.2 and the DLC Dividend Share being held by BHP Group Plc or a wholly owned member of its group, decide to pay on that DLC Dividend Share.

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

•

Subject to the rights attaching to the cumulative preference shares and the BHP Group Plc Special Voting Share, but in priority to any payment of dividends on all other classes of shares, the holder of the DLC Dividend Share will be entitled to be paid such non-cumulative dividends as the Board may, subject to the cap referred to in section 7.3.2 and the DLC Dividend Share being held by BHP Group Limited or a wholly owned member of its group, decide to pay on that DLC Dividend Share.

•	Any surplus remaining after payment of the distributions above will be payable to the holders of the BHP Group Plc ordinary shares in equal amounts per BHP Group Plc ordinary share.

DLC Dividend Share

As set out in section 7.3.2, each of BHP Group Limited and BHP Group Plc is authorised to issue a DLC Dividend Share to the other company or a wholly owned subsidiary of it.

The dividend rights attaching to a DLC Dividend Share are described above and in section 7.3.2. The DLC Dividend Share issued by BHP Group Limited (BHP Group Limited DLC Dividend Share) and the DLC Dividend Share that may be issued by BHP Group Plc (BHP Group Plc DLC Dividend Share) have no voting rights and, as set out in section 7.5.7 below, very limited rights to a return of capital on a winding-up. A DLC Dividend Share may be redeemed at any time, and must be redeemed if a person other than:

•	in the case of the BHP Group Limited DLC Dividend Share, BHP Group Plc or a wholly owned member of its group

•	in the case of the BHP Group Plc DLC Dividend Share, BHP Group Limited or a wholly owned member of its group becomes the beneficial owner of the DLC Dividend Share.

7.5.7 Rights on return of assets on liquidation

Under the DLC structure, there are special provisions designed to ensure that, as far as practicable, the holders of ordinary shares in BHP Group Limited and holders of ordinary shares in BHP Group Plc are treated equitably having regard to the Equalisation Ratio. These special provisions would apply in the event of an insolvency of either or both companies.

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

7.5.8 Redemption of preference shares

If BHP Group Limited at any time proposes to create and issue any preference shares, the terms of the preference shares may give either or both of BHP Group Limited and the holder the right to redeem the preference shares.

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

•	the right, in priority to any payment of dividend on any other class of shares, to the preferential dividend

There is no equivalent provision in the Articles of Association of BHP Group Plc, although as noted above in section 7.5.2, BHP can issue preference shares that are subject to a right of redemption on terms the Board considers appropriate.

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

Rights attached to any class of shares issued by either BHP Group Limited or BHP Group Plc can only be varied (whether as a Joint Electorate Action or a Class Rights Action) where such variation is approved by:

•	the company that issued the relevant shares, as a special resolution

•

the holders of the issued shares of the affected class, either by a special resolution passed at a separate meeting of the holders of the issued shares of the class affected, or with the written consent of members with at least 75 per cent of the votes of that class

7.5.11    Annual General Meetings

The AGMs provide a forum to facilitate the sharing of shareholder views and are important events in the BHP calendar. These meetings provide an update for shareholders on our performance and offer an opportunity for shareholders to ask questions and vote. To vote at an AGM, a shareholder must be a registered holder of BHP Group Limited shares (in the case of the AGM of BHP Group Limited) or a registered holder of BHP Group Plc shares (in the case of the AGM of BHP Group Plc) at a designated date before the relevant AGM.

Key members of management, including the CEO and CFO, are present and available to answer questions. The External Auditor attends the AGMs and is also available to answer questions.

Proceedings at shareholder meetings are webcast live from our website. Copies of the speeches delivered by the Chair and CEO to the AGMs are released to the relevant stock exchanges and posted on our website. A summary of proceedings and the outcome of voting on the items of business are released to the relevant stock exchanges and posted on our website as soon as they are available following completion of the BHP Group Limited AGM.

More information on our AGMs is available at bhp.com/meetings.

7.5.12    Conditions governing general meetings

The Board may, and must on requisition in accordance with applicable laws, call a general meeting of the shareholders at the time and place or places and in the manner determined by the Board. No shareholder may convene a general meeting of BHP except where entitled under law to do so. Any Director may convene a general meeting whenever the Director thinks fit. General meetings can also be cancelled, postponed or adjourned, where permitted by law or the Constitution or Articles of Association. Notice of a general meeting must be given to each shareholder entitled to vote at the meeting and such notice of meeting must be given in the form and manner in which the Board thinks fit subject to any applicable law. Five shareholders of the relevant company present in person or by proxy constitute a quorum for a meeting. A shareholder who is entitled to attend and cast a vote at a general meeting of BHP may appoint a person as a proxy to attend and vote for the shareholder in accordance with applicable law. All provisions relating to general meetings apply with any necessary modifications to any special meeting of any class of shareholders that may be held.

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

7.5.14    Documents on display

Documents filed by BHP Group Limited on the Australian Securities Exchange (ASX) are available at asx.com.au and documents filed on the London Stock Exchange (LSE) by BHP Group Plc are available at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. Documents filed on the ASX, or on the LSE are not incorporated by reference into this Annual Report. The documents referred to in this Annual Report as being available on our website, bhp.com, are not incorporated by reference and do not form part of this Annual Report.

BHP Group Limited and BHP Group Plc both file Annual Reports and other reports and information with the US Securities and Exchange Commission (SEC). These filings are available on the SEC website at sec.gov.

7.6    Share ownership

Share capital

The details of the share capital for both BHP Group Limited and BHP Group Plc are presented in note 15 ‘Share capital’ in section 5 and remain current as at 21 August 2020.

Major shareholders

The tables in section 3.3.21 and the information set out in section 4.5.3 present information pertaining to the shares in BHP Group Limited and BHP Group Plc held by Directors and members of the Key Management Personnel (KMP).

Neither BHP Group Limited nor BHP Group Plc is directly or indirectly controlled by another corporation or by any government. Other than as described in section 7.3.2, no major shareholder possesses voting rights that differ from those attaching to all of BHP Group Limited and BHP Group Plc’s voting securities.

Substantial shareholders in BHP Group Limited

The following table shows holdings of 5 per cent or more of voting rights in BHP Group Limited’s shares as notified to BHP Group Limited under the Australian Corporations Act 2001, Section 671B as at 30 June 2020.(1)

Title of class	Identity of person or group	Date of last notice			% of total voting rights (2)
		Date received	Date of change	Number owned	2020	2019	2018
Ordinary shares	BlackRock Group	21 November 2019	18 November 2019	176,981,268	6.00	5.46	5.00
Ordinary shares	Vanguard Group	18 June 2020	19 March 2020	177,088,930	6.01	–	–

(1)	No changes in the holdings of 5 per cent or more of the voting rights in BHP Group Limited’s shares have been notified to BHP Group Limited between 1 July 2020 and 21 August 2020.

(2)	The percentages quoted are based on the total voting rights conferred by ordinary shares in BHP Group Limited as at 21 August 2020 of 2,945,851,394.

Substantial shareholders in BHP Group Plc

The following table shows holdings of 3 per cent or more of voting rights conferred by BHP Group Plc’s ordinary shares as notified to BHP Group Plc under the UK Disclosure and Transparency Rule 5 as at 30 June 2020.(1)

Title of class	Identity of person or group	Date of last notice				% of total voting rights (2)
		Date received	Date of change	Number owned		2020	2019	2018
Ordinary shares	Aberdeen Asset Managers Limited	8 October 2015	7 October 2015	103,108,283		4.88	4.88	4.88
Ordinary shares	BlackRock, Inc.	3 December 2009	1 December 2009	213,014,043	(3)	<10.00	<10.00	<10.00
Ordinary shares	Elliott International, L.P. (4)	4 January 2020	1 January 2020	106,940,721		5.07	5.45	5.45
Ordinary shares	Norges Bank	24 February 2020	21 February 2020	85,812,981		4.06	3.07	–

(1)

There have been three changes in holdings of 3 per cent or more of the voting rights in BHP Group Plc’s shares notified to BHP Group Plc between 1 July 2020 and 21 August 2020. On 16 July 2020, 20 July 2020 and 21 July 2020 Norges Bank advised changes took place on 15 July 2020, 17 July 2020 and 20 July 2020 respectively. The number of ordinary shares it owned in the final disclosure was 105,881,783 or 5.01 per cent of total voting rights.

(2)	The percentages quoted are based on the total voting rights conferred by ordinary shares in BHP Group Plc as at 21 August 2020 of 2,112,071,796.

(3)

The TR1 dated 1 December 2009 showed, as at that date, an interest in 213,014,043 shares which amounted to 9.65 per cent of the BHP Group Plc issued share capital. Changes in the share capital of BHP Group Plc since the TR1 was received on 3 December 2009, including certain share buy-backs conducted by BHP Group Plc, indicated a formulaic holding above 10 per cent; however, given no revised TR1 has been received by BHP Group Plc, the BlackRock holding is considered to be below 10 per cent.

(4)	Holding is made up of 4.66 per cent ordinary shares and 0.41 per cent by financial instruments.

Twenty largest shareholders as at 21 August 2020 (as named on the Register of Shareholders) (1)

BHP Group Limited		Number of fully paid shares	% of issued capital
1.	HSBC Custody Nominees (Australia) Limited	666,307,800	22.62
2.	J P Morgan Nominees Australia Pty Limited	534,089,074	18.13
3.	Citicorp Nominees Pty Limited <Citibank NY ADR DEP A/C>	144,595,262	4.91
4.	Citicorp Nominees Pty Ltd	140,416,220	4.77
5.	National Nominees Limited	102,305,317	3.47
6.	BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	75,828,947	2.57
7.	BNP Paribas Noms Pty Ltd <DRP>	35,922,389	1.22
8.	Citicorp Nominees Pty Limited <Colonial First State INV A/C>	28,993,633	0.98
9.	HSBC Custody Nominees (Australia) Limited <Nt-Comnwlth Super Corp A/C>	21,035,595	0.71
10.	Computershare Nominees CI Ltd <ASX Shareplus Control A/C>	16,760,114	0.57
11.	Australian Foundation Investment Company Limited	13,413,159	0.46
12.	Netwealth Investments Limited <Wrap Services A/C>	7,996,830	0.27
13.	Argo Investments Limited	7,406,304	0.25
14.	Solium Nominees (Australia) Pty Ltd <VSA A/C>	6,301,578	0.21
15.	HSBC Custody Nominees (Australia) Limited-GSCO ECA	5,209,719	0.18
16.	BNP Paribas Nominees Pty Ltd Hub24 Custodial Serv Ltd <DRP A/C>	5,077,233	0.17
17.	Milton Corporation Limited	4,854,921	0.16
18.	AMP Life Limited	4,575,652	0.16
19.	HSBC Custody Nominees (Australia) Limited <Euroclear Bank SA NV A/C>	4,401,170	0.15
20.	Navigator Australia Ltd <MlC Investment Sett A/C>	3,672,850	0.12

		1,829,163,767	62.09

BHP Group Plc		Number of fully paid shares	% of issued capital
1.	PLC Nominees (Proprietary) Limited(2)	270,434,351	12.80
2.	State Street Nominees Limited <OM02>	110,668,368	5.24
3.	National City Nominees Limited	108,881,961	5.16
4.	Vidacos Nominees Limited <13559>	101,929,550	4.83
5.	Chase Nominees Limited <USRESLD>	84,850,483	4.02
6.	The Bank of New York (Nominees) Limited	75,501,860	3.57
7.	State Street Nominees Limited <OM04>	62,978,858	2.98
8.	Nortrust Nominees Limited	40,386,501	1.91
9.	Hanover Nominees Limited <UBS03>	40,004,656	1.89
10.	Government Employees Pension Fund – Public Investment Corporation	36,212,548	1.71
11.	Chase Nominees Limited <BBHLEND>	36,059,172	1.71
12.	State Street Nominees Limited <OD64>	30,605,959	1.45
13.	State Street Nominees Limited <OD43>	28,024,620	1.33
14.	Hanover Nominees Limited <JPM17>	27,463,879	1.30
15.	Vidacos Nominees Limited <CLRLUX2>	26,208,676	1.24
16.	Chase Nominees Limited	24,085,532	1.14
17.	Industrial Development Corporation of South Africa	23,537,693	1.11
18.	Lynchwood Nominees Limited <2006420>	23,196,964	1.10
19.	HSBC Global Custody Nominee (UK) Limited <357206>	21,474,128	1.02
20.	Nutraco Nominees Limited <781221>	18,768,923	0.89

		1,191,274,682	56.40

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

US share ownership as at 21 August 2020

	BHP Group Limited					BHP Group Plc
	Number of shareholders	%	Number of shares		%	Number of shareholders	%	Number of shares		%
Classification of holder
Registered holders of voting securities	1,562	0.29	3,700,401		0.13	75	0.52	91,145		0.01
ADR holders	1,638	0.30	144,492,012	(1)	4.90	190	1.33	108,881,960	(2)	5.16

(1)	These shares translate to 72,246,006 ADRs.

(2)	These shares translate to 54,440,980 ADRs.

Geographical distribution of shareholders and shareholdings as at 21 August 2020

	BHP Group Limited				BHP Group Plc
	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%
Registered address
Australia	528,947	96.84	2,888,854,021	98.07	1,503	10.52	1,990,143	0.09
New Zealand	9,307	1.70	20,822,830	0.71	30	0.21	49,669	0.01
United Kingdom	2,577	0.47	6,827,940	0.23	9,647	67.52	1,817,353,859	86.04
United States	1,562	0.29	3,700,401	0.13	75	0.52	91,145	0.01
South Africa	110	0.02	237,922	0.01	2,001	14.01	287,509,791	13.61
Other	3,682	0.68	25,408,280	0.85	1,031	7.22	5,077,189	0.24

Total	546,185	100.00	2,945,851,394	100.00	14,287	100.00	2,112,071,796	100.00

Distribution of shareholdings by size as at 21 August 2020

	BHP Group Limited				BHP Group Plc
	Number of shareholders	%	Number of shares(1)%		Number of shareholders	%	Number of shares(1)%
Size of holding
1 – 500(2)	250,357	45.84	53,064,327	1.80	7,590	53.13	1,543,091	0.07
501 – 1,000	102,679	18.79	78,715,867	2.67	2,462	17.23	1,811,389	0.09
1,001 – 5,000	152,026	27.83	340,532,413	11.56	2,445	17.11	4,972,678	0.24
5,001 – 10,000	24,306	4.45	171,276,806	5.81	365	2.55	2,608,717	0.12
10,001 – 25,000	12,664	2.32	190,135,982	6.45	327	2.29	5,345,222	0.25
25,001 – 50,000	2,760	0.51	93,617,943	3.18	200	1.40	7,155,662	0.34
50,001 – 100,000	921	0.17	63,165,072	2.14	207	1.45	15,010,886	0.71
100,001 – 250,000	333	0.06	47,160,113	1.60	236	1.65	37,581,108	1.78
250,001 – 500,000	75	0.01	25,798,872	0.88	139	0.97	50,478,374	2.39
500,001 – 1,000,000	23	0.01	15,328,906	0.52	98	0.69	70,039,310	3.32
1,000,001 and over	41	0.01	1,867,055,093	63.39	218	1.53	1,915,525,359	90.69

Total	546,185	100.00	2,945,851,394	100.00	14,287	100.00	2,112,071,796	100.00

(1)	One ordinary share entitles the holder to one vote.

(2)	The number of BHP Group Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$38.36 as at 21 August 2020 was 5,195.

	BHP Group Limited				BHP Group Plc
	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%
Classification of holder
Corporate	155,120	28.40	2,127,074,432	72.21	5,198	36.38	2,103,711,453	99.60
Private	391,065	71.60	818,776,962	27.79	9,089	63.62	8,360,343	0.40

Total	546,185	100.00	2,945,851,394	100.00	14,287	100.00	2,112,071,796	100.00

7.7    Dividends

Policy

The Group adopted a dividend policy in February 2016 that provides for a minimum 50 per cent payout of Underlying attributable profit at every reporting period. For information on Underlying attributable profit for FY2020, refer to section 1.10.1.

The Board will assess, at every reporting period, the ability to pay amounts additional to the minimum payment, in accordance with the Capital Allocation Framework, as described in section 1.4.5.

In FY2020, we determined our dividends and other distributions in US dollars as it is our main functional currency. BHP Group Limited paid its dividends in Australian dollars, UK pounds sterling, New Zealand dollars and US dollars. BHP Group Plc paid its dividends in UK pounds sterling (or US dollars, if elected) to shareholders registered on its principal register in the United Kingdom and in South African rand to shareholders registered on its branch register in South Africa.

Currency conversions were based on the foreign currency exchange rates on the dividend reinvestment plan election date, except for the conversion into South African rand, which takes place one week before the record date. Aligning the currency conversion date with the dividend reinvestment plan election date (for all currencies except the conversion into South African rand) enables a high level of certainty around the currency required to pay the dividend. This helps to reduce the Group’s exposure to movements in exchange rates since the number of shares on which dividends are payable (and the elected currency) is final at close of business on the dividend reinvestment plan election date.

Aligning the final date to receive currency elections (currency election date) with the dividend reinvestment plan election date further simplifies the process.

Payments

BHP Group Limited shareholders may currently have their cash dividends paid directly into their bank account in Australian dollars, UK pounds sterling, New Zealand dollars or US dollars, provided they have submitted direct credit details and if required, a valid currency election nominating a financial institution to the BHP Share Registrar in Australia no later than close of business on the dividend reinvestment plan election date. BHP Group Limited shareholders who do not provide their direct credit details will receive dividend payments by way of a cheque in Australian dollars.

BHP Group Plc shareholders on the UK register who wish to receive their dividends in US dollars must complete the appropriate election form and return it to the BHP Share Registrar in the United Kingdom no later than close of business on the dividend reinvestment plan election date. BHP Group Plc shareholders may have their cash dividends paid directly into a bank or building society by completing a dividend mandate form, which is available from the BHP Share Registrar in the United Kingdom or South Africa.

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

Fees payable by the Depositary to the Issuer

Citibank has provided BHP net reimbursement of US$1,157,500 in FY2020 for ADR program-related expenses for both of BHP’s ADR programs (FY2019 US$1,229,094). ADR program-related expenses include legal and accounting fees, listing fees, expenses related to investor relations in the United States, fees payable to service providers for the distribution of material to ADR holders, expenses of Citibank as administrator of the ADS Direct Plan and expenses to remain in compliance with applicable laws.

Citibank has further agreed to waive other ADR program-related expenses for FY2020, amounting to less than US$0.03 million, which are associated with the administration of the ADR programs (FY2019 less than US$0.03 million).

Our ADR programs trade on the NYSE under the stock tickers BHP and BBL for the BHP Group Limited and BHP Group Plc programs, respectively. As of 21 August 2020, there were 72,246,006 ADRs on issue and outstanding in the BHP Group Limited ADR program and 54,440,980 ADRs on issue and outstanding in the BHP Group Plc ADR program. Both of the ADR programs have a 2:1 ordinary shares to ADR ratio.

7.9    Government regulations

Our assets are subject to a broad range of laws and regulations imposed by governments and regulatory bodies. These regulations touch all aspects of our assets, including how we extract, process and explore for minerals, oil and natural gas and how we conduct our business, including regulations governing matters such as environmental protection, land rehabilitation, occupational health and safety, human rights, the rights and interests of Indigenous peoples, competition, foreign investment, export, marketing of minerals, oil and natural gas and taxes.

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

In certain jurisdictions where we have assets, such as Trinidad and Tobago, a production sharing contract (PSC) governs the relationship between the government and companies concerning how much of the oil and gas extracted from the country each party will receive. In PSCs, the government awards rights for the execution of exploration, development and production activities to the company. The company bears the financial risk of the initiative and explores, develops and ultimately produces the field as required. When successful, the company is permitted to use the money from a certain set percentage of produced oil and gas to recover its capital and operational expenditures, known as ‘cost oil’. The remaining production is known as ‘profit oil’ and is split between the government and the company at a rate determined by the government and set out in the PSC.

Environmental protection, mine closure and land rehabilitation, and occupational health and safety are principally regulated by governments and to a lesser degree, if applicable, by leases. These obligations often require us to make substantial expenditures to minimise or remediate the environmental impact of our assets and to ensure the safety of our employees and contractors and the communities where we operate. Regulations setting emissions standards for fuels used to power vehicles and equipment at our assets and the modes of transport used in our supply chains can also have a substantial impact, both directly and indirectly, on the markets for these products, with flow-on impacts on our costs. For more information on these types of obligations, refer to section 1.7.

From time to time, certain trade sanctions are adopted by the United Nations (UN) Security Council and/or various governments, including in the United Kingdom, the United States, the European Union (EU) and Australia against certain countries, entities or individuals, that may restrict our ability to sell extracted minerals, oil or natural gas to, and/or our ability to purchase goods or services from, these countries, entities or individuals.

Disclosure of Iran-related activities pursuant to section 13(r) of the US Securities Exchange Act of 1934

Section 13(r) of the US Securities Exchange Act of 1934, as amended (the Exchange Act) requires an issuer to disclose in its annual reports whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. If applicable, disclosure is required even where the activities, transactions or dealings are conducted outside the United States by non-U.S. persons in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law. Provided in this section is certain information concerning activities of certain affiliates of BHP that took place in FY2020. BHP believes that these activities are not sanctionable either as being outside the scope of U.S. sanctions, or within the scope of a specific licence issued by the U.S. Department of the Treasury‘s Office of Foreign Assets Control (OFAC).

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

The transfer of licence interests and retention of decommissioning liabilities for the Bruce and Keith co-venturers in the respective gas and oil fields is described below:

	Bruce			Keith
	Pre-sale interest %	Post-sale licence interest %	Post-sale decom. Interest %	Pre-sale interest %	Post-sale licence interest%	Post-sale decom. Interest %
BP	37	1	37	34.83	0	34.83
Total	43.25	1	43.25	25	0	25
BHP GB	16	0	16	31.83	0	31.83
Marubeni	3.65	0	0	8.33	0	0
Serica	0	98	3.75	0	100	8.33

While the sale closed on 30 November 2018, it was effective in economic terms as of 1 January 2018. In addition to initial cash consideration received from Serica at completion, BHP subsequently received, and will continue to receive:

•

a share of pre-tax net cash flow attributable to its historic interest in the Bruce and Keith gas and oil fields of 60 per cent during December 2018, 50 per cent in CY2019 and 40 per cent in each of CY2020 and CY2021 under a Net Cash Flow Sharing Deed

•	a share of projected decommissioning costs up to a specified cap

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

OFAC issued licence No. IA-2018-352294-2 (the OFAC Licence) authorising BP, Serica and all U.S. persons and U.S.-owned or controlled foreign entities identified in the licence application to provide goods, services and support for the operation, maintenance and production of the Rhum gas field, and goods, services and support to the Bruce platform for a period from 2 November 2018 through 31 October 2019. On 22 October 2019, OFAC renewed this licence through to 28 February 2021. OFAC also provided an assurance that non-U.S. persons would not be exposed to U.S. secondary sanctions for engaging in these activities and transactions involving Rhum or the Bruce platform, namely providing goods, services, and support to the Rhum field.

BHP continues to monitor developments concerning U.S. sanctions with respect to Iran to maintain compliance with applicable sanctions laws and requirements. Although BHP has no ongoing direct dealings with any Iranian party, because BHP will receive ongoing consideration from Serica related to the sale of its interest in the Bruce-Rhum Agreement, BHP has included this disclosure.

BHP recognised the following transaction in FY2020 related to the Bruce-Rhum Agreement. For the period 1 July 2019 to 30 June 2020, BHP received US$2.4 million from Serica under the Net Cash Flow Sharing Deed.

Uranium production in Australia

To mine, process, transport and sell uranium from within Australia, we are required to hold possession and export permissions, which are also subject to regulation by the Australian Government or bodies that report to the Australian Government.

To possess nuclear material, such as uranium, in Australia, a Permit to Possess Nuclear Materials (Possession Permit) must be held pursuant to the Australian Nuclear Non-Proliferation (Safeguards) Act 1987 (Non-Proliferation Act). A Possession Permit is issued by the Australian Minister for Foreign Affairs. Compliance with the Non-Proliferation Act is monitored by the Australian Safeguards and Non-Proliferation Office, an office established under the Non-Proliferation Act, which administers Australia’s domestic nuclear safeguards requirements and reports to the Australian Government.

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

Shareholding limits under the Constitution and Articles of Association

There are certain other statutory restrictions and restrictions under BHP Group Limited’s Constitution and BHP Group Plc’s Articles of Association that apply generally to acquisitions of shares in BHP Group Limited and BHP Group Plc (i.e. the restrictions are not targeted at foreign persons only). These include restrictions on a person (and associates) breaching a voting power threshold of:

•	above 20 per cent in relation to BHP Group Limited on a ‘stand-alone’ basis (i.e. calculated as if there were no Special Voting Share and only counting BHP Group Limited’s ordinary shares)

•

30 per cent of BHP Group Plc. This is the threshold for a mandatory offer under Rule 9 of the UK takeover code and this threshold applies to all voting rights of BHP Group Plc (therefore including voting rights attached to the BHP Group Plc Special Voting Share)

•	30 per cent in relation to BHP Group Plc on a ‘stand-alone’ basis (i.e. calculated as if there were no Special Voting Share and only counting BHP Group Plc’s ordinary shares)

•

above 20 per cent in relation to BHP Group Plc, calculated having regard to all the voting power on a joint electorate basis (i.e. calculated on the aggregate of BHP Group Limited’s and BHP Group Plc’s ordinary shares)

Under BHP Group Limited’s Constitution and BHP Group Plc’s Articles of Association, sanctions for breach of any of these thresholds, other than by means of certain ‘permitted acquisitions’, include withholding of dividends, voting restrictions and compulsory divestment of shares to the extent a shareholder and its associates exceed the relevant threshold.

7.10    Taxation

The taxation discussion below describes the material Australian, UK and US federal income tax consequences to a US holder owning BHP Group Limited ordinary shares or ADSs or BHP Group Plc ordinary shares or ADSs. The discussion below also outlines the potential South African tax issues for US holders of BHP Group Plc shares that are listed on the JSE.

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

Dividends

Under US federal income tax laws and subject to the Passive Foreign Investment Company (PFIC) rules discussed below, a US holder must include in its gross income the amount of any dividend paid by BHP Group Limited out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) plus any Australian tax withheld from the dividend payment even though the holder does not receive it. However, BHP Group Limited does not expect to calculate earnings and profits in accordance with US federal income tax principles. Accordingly, holders should expect to generally treat distributions made by BHP Group Limited as dividends. The dividend is taxable to the holder when the holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend.

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

Passive Foreign Investment Company rules

We do not believe that the BHP Group Limited ordinary shares or ADSs will be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually at the end of the year and thus may be subject to change. If BHP Group Limited were treated as a PFIC, any gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as a capital gain. Instead, a US holder would be treated as if it had realised such gain and certain ‘excess distributions’ ratably over its holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received with respect to ordinary shares or ADSs would not be eligible for the special tax rates applicable to qualified dividend income if BHP Group Limited were a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income. Assuming the shares or ADSs are ‘marketable stock’, a US holder may mitigate the adverse tax consequences described above by electing to be taxed annually on a mark-to-market basis with respect to such shares or ADSs.

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

Dividends

Under US federal income tax laws and subject to the PFIC rules discussed below, a US holder must include in its gross income the gross amount of any dividend paid by BHP Group Plc out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). However, BHP Group Plc does not expect to calculate earnings and profits in accordance with US federal income tax principles. Accordingly, holders should expect to generally treat distributions made by BHP Group Plc as dividends. The dividend is taxable to the holder when the holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend.

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

Passive Foreign Investment Company rules

We do not believe that the BHP Group Plc ordinary shares or ADSs will be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually at the end of the year and thus may be subject to change. If BHP Group Plc were treated as a PFIC, any gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as a capital gain. Instead, a US holder would be treated as if it had realised such gain and certain ‘excess distributions’ ratably over its holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received with respect to ordinary shares or ADSs would not be eligible for the special tax rates applicable to qualified dividend income if BHP Group Plc were a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income. Assuming the shares or ADSs are ‘marketable stock’, a US holder may mitigate the adverse tax consequences described above by electing to be taxed annually on a mark-to-market basis with respect to such shares or ADSs.

(c) South African taxation

Dividends

Dividends paid or payable on or after 22 February 2017 in respect of shares in foreign companies that are listed on a South African exchange will attract South African Dividends Tax at the rate of 20 per cent, unless an exemption or a reduced rate in terms of a Double Tax Agreement applies. In this regard, we note that where a foreign tax resident company, listed on the JSE declares a cash dividend to a non-South African tax resident, dividend withholding tax would not apply (refer section 64F(j) of the South African Income Tax Act).

Accordingly, it is unlikely that a US tax resident (or any other foreign tax resident) that is a holder of BHP Group Plc shares listed on the JSE would be subject to South African Dividends Tax on any cash dividends received or accrued in respect of their JSE listed BHP Group Plc shares. However, to qualify for the exemption, the US tax resident holder (or other foreign resident holder) must within the appropriate time period provide the prescribed declaration form confirming the application of the exemption to the regulated intermediary responsible for making payment of the dividend to that party (or any other appropriate party responsible for payment of the dividend). With effect from 1 October 2020, the declaration will no longer be valid after a period of five years.

If the US holder (or any other non-resident) is tax resident in South Africa they would likely be subject to dividends tax at a rate of 20%. Investors are cautioned to be certain of their tax residence to ensure correct tax treatment.

Although the beneficial owner of the dividend is liable for the South African Dividends Tax on a cash dividend, the South African Dividends Tax would be withheld from the gross amount of the dividend paid to the shareholder.

No South African Dividends Tax is required to be withheld from cash dividends provided the dividends are paid to, inter alia, South African tax resident corporate shareholders (including South African companies, pension, provident, retirement annuity and benefit funds). However, these dividends will only be exempt from South African Dividends Tax if these types of shareholders provide the requisite exemption declarations and written undertakings to the regulated intermediaries (or the person who is obliged to withhold the dividends tax) making the cash dividend payments before they are paid. We reiterate that with effect from 1 October 2020, the declaration will no longer be valid after a period of five years.

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

Where the BHP Billiton Plc shares or ADSs are held on capital account, US holders will not be liable for South African tax on capital gains realised on the disposal of BHP Billiton Plc shares or ADSs unless:

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

Securities Transfer Tax

South African Securities Transfer Tax is levied at 0.25 per cent in respect of the transfer of shares in a foreign company that is listed on the JSE. Accordingly, a transfer of those BHP Group Plc shares listed on the JSE will be subject to this tax. The tax is levied on the amount of consideration at which the BHP Group Plc share is transferred or, where no amount/value is declared or if the amount so declared is less than the lowest price of the BHP Group Plc share, the closing price of the BHP Group Plc share. The tax is ultimately borne by the person to whom that BHP Group Plc share is transferred.

7.11 Ancillary information for our shareholders

This Annual Report provides the detailed financial data and information on BHP’s performance required to comply with the reporting regimes in Australia, the United Kingdom and the United States.

Shareholders of BHP Group Limited and BHP Group Plc will receive a copy of the Annual Report if they have requested a copy. ADR holders may view all documents at bhp.com or opt to receive a hard copy by accessing https://app.irdirect.net/company/0/hotline/ or calling Citibank Shareholder Services during normal business hours using the details listed in the Corporate directory at the end of this Annual Report.

Change of shareholder details and enquiries

Shareholders wishing to contact BHP on any matter relating to their shares or ADR holdings are invited to telephone the appropriate office of the BHP Share Registrar or Transfer Office listed in the Corporate directory at the end of this Annual Report.

Any change in shareholding details should be notified by the shareholder to the relevant Registrar in a timely manner.

Shareholders can also access their current shareholding details and change many of those details at bhp.com. The website requires shareholders to quote their Shareholder Reference Number (SRN) or Holder Identification Number (HIN) in order to access this information.

Alternative access to the Annual Report

We offer an alternative for all shareholders who wish to be advised of the availability of the Annual Report through our website via an email notification. By providing an email address through our website, shareholders will be notified by email when the Annual Report has been released. Shareholders will also receive notification of other major BHP announcements by email. Shareholders requiring further information or wishing to make use of this service should visit bhp.com.

ADR holders wishing to receive a hard copy of the Annual Report 2020 can do so by accessing https://app.irdirect.net/company/0/hotline/or calling Citibank Shareholder Services during normal business hours. ADR holders may also contact the adviser that administers their investments. Holders of BHP Group Plc shares dematerialised into Strate should liaise directly with their Central Securities Depository Participant (CSDP) or broker.

Key dates for shareholders

The following table sets out future dates in the next financial and calendar year of interest to our shareholders. If there are any changes to these dates, all relevant stock exchanges (see section 7.2) will be notified.

Date	Event
22 September 2020	Final dividend payment date

15 October 2020	BHP Group Plc Annual General Meeting in London Time: 9.30am (local time) Details of the business of the meeting are contained in the separate Notice of Meeting

14 October 2020	BHP Group Limited Annual General Meeting Virtual Meeting Time: 5.00pm (local time) Details of the business of the meeting are contained in the separate Notice of Meeting

16 February 2021	Interim results announced

5 March 2021	Interim dividend record date

23 March 2021	Interim dividend payment date

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

Houston TX 77056-3004

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

Rosebank 2196

South Africa

Postal address – Private Bag X9000

Saxonwold,

2132 South Africa

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

150 Royall Street

Canton MA 02021

Postal address – PO Box 43078

Providence RI 02940-3078

Telephone +1 888 404 6340

(toll-free within US)

Facsimile +1 312 601 4331

ADR Depositary, Transfer Agent and Registrar

Citibank Shareholder Services

PO Box 43077

Providence RI 02940-3077

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

Exhibit 8    List of Subsidiaries

*8.1	List of subsidiaries of BHP Group Limited and BHP Group Plc

Exhibit 12    Certifications (section 302)

*12.1	Certification by Chief Executive Officer, Mr Mike Henry, dated 22 September 2020

*12.2	Certification by Chief Financial Officer, Mr Peter Beaven, dated 22 September 2020

Exhibit 13    Certifications (section 906)

*13.1	Certification by Chief Executive Officer, Mr Mike Henry, dated 22 September 2020

*13.2	Certification by Chief Financial Officer, Mr Peter Beaven, dated 22 September 2020

Exhibit 15    Consent of Independent Registered Public Accounting Firm

*15.1	Consent of Independent Registered Public Accounting firms Ernst & Young and Ernst & Young LLP for incorporation by reference of audit reports in registration statements on Form F-3 and Form S-8

*15.2	Consent of Independent Registered Public Accounting firms KPMG and KPMG LLP for incorporation by reference of audit reports in registration statements on Form F-3 and Form S-8

15.3	News Release regarding the Appointment of Non-executive Director, dated 4 September 2020 (incorporated by reference to the current report furnished on Form 6-K (File No. 001-31714 and 001-09526))

Footnotes

(1)	Previously filed as an exhibit to BHP’s annual report on Form 20-F for the year ended 30 June 2016 on 21 September 2016.

(2)	Previously filed on paper form as an exhibit to BHP’s annual report on Form 20-F for the year ended 30 June 2001 on 19 November 2001.

(3)	Previously filed as an exhibit to BHP’s annual report on Form 20-F for the year ended 30 June 2008 on 15 September 2008.

(P)	Previously filed on paper form.

SIGNATURE

The registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this annual report on their behalf.

BHP Group Limited

BHP Group Plc

/s/ Peter Beaven

Peter Beaven

Chief Financial Officer

Date: 22 September 2020

Section 5 – Financial Statements

About these Financial Statements

Reporting entity

BHP Group Limited, an incorporated Australian-listed company, and BHP Group Plc, an incorporated UK-listed company, form a Dual Listed Company (DLC). These entities and their subsidiaries operate together as a single for-profit economic entity (referred to as ‘BHP’ or ‘the Group’) with a common Board of Directors, unified management structure and joint objectives. In effect, the DLC structure provides the same voting rights and dividend entitlements from BHP Group Limited and BHP Group Plc irrespective of whether investors hold shares in BHP Group Limited or BHP Group Plc.

Group and related party information is presented in note 32 ‘Related party transactions’ in section 5.1. This details transactions between the Group’s subsidiaries, associates, joint arrangements and other related parties. The nature of the operations and principal activities of the Group are described in the segment information (refer to note 1 ‘Segment reporting’ in section 5.1).

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

These Financial Statements were approved by the Board of Directors on 3 September 2020. The Directors have the authority to amend the Financial Statements after issuance.

5.1    Consolidated Financial Statements

5.1.1    Consolidated Income Statement for the year ended 30 June 2020

	Notes	2020	2019	2018
		US$M	US$M	US$M
Continuing operations
Revenue	2	42,931	44,288	43,129
Other income	5	777	393	247
Expenses excluding net finance costs	5	(28,775)	(28,022)	(27,527)
(Loss)/profit from equity accounted investments, related impairments and expenses	30	(512)	(546)	147

Profit from operations		14,421	16,113	15,996

Financial expenses		(1,262)	(1,510)	(1,567)
Financial income		351	446	322

Net finance costs	21	(911)	(1,064)	(1,245)

Profit before taxation		13,510	15,049	14,751

Income tax expense		(4,708)	(5,335)	(6,879)
Royalty-related taxation (net of income tax benefit)		(66)	(194)	(128)

Total taxation expense	6	(4,774)	(5,529)	(7,007)

Profit after taxation from Continuing operations		8,736	9,520	7,744

Discontinued operations
Loss after taxation from Discontinued operations	28	–	(335)	(2,921)

Profit after taxation from Continuing and Discontinued operations		8,736	9,185	4,823

Attributable to non-controlling interests		780	879	1,118
Attributable to BHP shareholders		7,956	8,306	3,705

Basic earnings per ordinary share (cents)	7	157.3	160.3	69.6
Diluted earnings per ordinary share (cents)	7	157.0	159.9	69.4
Basic earnings from Continuing operations per ordinary share (cents)	7	157.3	166.9	125.0
Diluted earnings from Continuing operations per ordinary share (cents)	7	157.0	166.5	124.6

The accompanying notes form part of these Financial Statements.

5.1.2    Consolidated Statement of Comprehensive Income for the year ended 30 June 2020

	Notes	2020	2019	2018
		US$M	US$M	US$M
Profit after taxation from Continuing and Discontinued operations		8,736	9,185	4,823
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Net valuation gains on investments taken to equity		–	–	11
Hedges:
(Losses)/gains taken to equity		(315)	(327)	82
Losses/(gains) transferred to the income statement		297	299	(215)
Exchange fluctuations on translation of foreign operations taken to equity		1	1	2
Exchange fluctuations on translation of foreign operations transferred to income statement		–	(6)	–
Tax recognised within other comprehensive income	6	5	8	36

Total items that may be reclassified subsequently to the income statement		(12)	(25)	(84)

Items that will not be reclassified to the income statement:
Re-measurement (losses)/gains on pension and medical schemes		(81)	(20)	1
Equity investments held at fair value		(2)	1	–
Tax recognised within other comprehensive income	6	26	19	(14)

Total items that will not be reclassified to the income statement		(57)	–	(13)

Total other comprehensive loss		(69)	(25)	(97)

Total comprehensive income		8,667	9,160	4,726

Attributable to non-controlling interests		769	878	1,118
Attributable to BHP shareholders		7,898	8,282	3,608

The accompanying notes form part of these Financial Statements.

5.1.3    Consolidated Balance Sheet as at 30 June 2020

	Notes	2020	2019
		US$M	US$M
ASSETS
Current assets
Cash and cash equivalents	19	13,426	15,613
Trade and other receivables	8	3,364	3,462
Other financial assets	22	84	87
Inventories	10	4,101	3,840
Current tax assets		366	124
Other		130	247

Total current assets		21,471	23,373

Non-current assets
Trade and other receivables	8	267	313
Other financial assets	22	2,522	1,303
Inventories	10	1,221	768
Property, plant and equipment	11	72,362	68,041
Intangible assets	12	624	675
Investments accounted for using the equity method	30	2,585	2,569
Deferred tax assets	13	3,688	3,764
Other		43	55

Total non-current assets		83,312	77,488

Total assets		104,783	100,861

LIABILITIES
Current liabilities
Trade and other payables	9	5,767	6,717
Interest bearing liabilities	19	5,012	1,661
Other financial liabilities	22	225	127
Current tax payable		913	1,546
Provisions	4,14,18,25	2,810	2,175
Deferred income		97	113

Total current liabilities		14,824	12,339

Non-current liabilities
Trade and other payables	9	1	5
Interest bearing liabilities	19	22,036	23,167
Other financial liabilities	22	1,414	896
Non-current tax payable		109	187
Deferred tax liabilities	13	2,758	3,234
Provisions	4,14,18,25	11,185	8,928
Deferred income		210	281

Total non-current liabilities		37,713	36,698

Total liabilities		52,537	49,037

Net assets		52,246	51,824

EQUITY
Share capital – BHP Group Limited		1,111	1,111
Share capital – BHP Group Plc		1,057	1,057
Treasury shares		(5)	(32)
Reserves	16	2,306	2,285
Retained earnings		43,467	42,819

Total equity attributable to BHP shareholders		47,936	47,240
Non-controlling interests	16	4,310	4,584

Total equity		52,246	51,824

The accompanying notes form part of these Financial Statements.

The Financial Statements were approved by the Board of Directors on 3 September 2020 and signed on its behalf by:

Ken MacKenzie	Mike Henry
Chair	Chief Executive Officer

5.1.4    Consolidated Cash Flow Statement for the year ended 30 June 2020

	Notes	2020	2019	2018
		US$M	US$M	US$M
Operating activities
Profit before taxation		13,510	15,049	14,751
Adjustments for:
Depreciation and amortisation expense		6,112	5,829	6,288
Impairments of property, plant and equipment, financial assets and intangibles		494	264	333
Net finance costs		911	1,064	1,245
Loss/(profit) from equity accounted investments, related impairments and expenses		512	546	(147)
Other		720	308	597
Changes in assets and liabilities:
Trade and other receivables		291	(211)	(662)
Inventories		(715)	298	(182)
Trade and other payables		(755)	406	719
Provisions and other assets and liabilities		1,188	(125)	7

Cash generated from operations		22,268	23,428	22,949
Dividends received		137	516	709
Interest received		385	443	290
Interest paid		(1,225)	(1,346)	(1,177)
Proceeds/(settlements) of cash management related instruments		85	296	(292)
Net income tax and royalty-related taxation refunded		48	59	17
Net income tax and royalty-related taxation paid		(5,992)	(5,999)	(4,935)

Net operating cash flows from Continuing operations		15,706	17,397	17,561

Net operating cash flows from Discontinued operations	28	–	474	900

Net operating cash flows		15,706	17,871	18,461

Investing activities
Purchases of property, plant and equipment		(6,900)	(6,250)	(4,979)
Exploration expenditure		(740)	(873)	(874)
Exploration expenditure expensed and included in operating cash flows		517	516	641
Net investment and funding of equity accounted investments		(618)	(630)	204
Proceeds from sale of assets		265	145	89
Other investing		(140)	(285)	(141)

Net investing cash flows from Continuing operations		(7,616)	(7,377)	(5,060)

Net investing cash flows from Discontinued operations	28	–	(443)	(861)

Proceeds from divestment of Onshore US, net of its cash	28	–	10,427	–

Net investing cash flows		(7,616)	2,607	(5,921)

Financing activities
Proceeds from interest bearing liabilities		514	250	528
(Settlements)/proceeds of debt related instruments		(157)	(160)	(218)
Repayment of interest bearing liabilities		(2,047)	(2,604)	(4,188)
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts		(143)	(188)	(171)
Share buy-back – BHP Group Limited		–	(5,220)	–
Dividends paid		(6,876)	(11,395)	(5,220)
Dividends paid to non-controlling interests		(1,043)	(1,198)	(1,582)

Net financing cash flows from Continuing operations		(9,752)	(20,515)	(10,851)

Net financing cash flows from Discontinued operations	28	–	(13)	(40)

Net financing cash flows		(9,752)	(20,528)	(10,891)

Net (decrease)/increase in cash and cash equivalents from Continuing operations		(1,662)	(10,495)	1,650
Net increase/(decrease) in cash and cash equivalents from Discontinued operations		–	18	(1)
Proceeds from divestment of Onshore US, net of its cash		–	10,427	–
Cash and cash equivalents, net of overdrafts, at the beginning of the financial year		15,593	15,813	14,108
Foreign currency exchange rate changes on cash and cash equivalents		(505)	(170)	56

Cash and cash equivalents, net of overdrafts, at the end of the financial year	19	13,426	15,593	15,813

The accompanying notes form part of these Financial Statements.

5.1.5    Consolidated Statement of Changes in Equity for the year ended 30 June 2020

	Attributable to BHP shareholders
	Share capital		Treasury shares		Reserves	Retained earnings	Total equity attributable to BHP shareholders	Non- controlling interests	Total equity
US$M	BHP Group Limited	BHP Group Plc	BHP Group Limited	BHP Group Plc
Balance as at 1 July 2019	1,111	1,057	(32)	–	2,285	42,819	47,240	4,584	51,824
Total comprehensive income	–	–	–	–	(12)	7,910	7,898	769	8,667
Transactions with owners:
Purchase of shares by ESOP Trusts	–	–	(139)	(4)	–	–	(143)	–	(143)
Employee share awards exercised net of employee contributions net of tax	–	–	166	4	(132)	(38)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	–	–	(10)	10	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	–	–	175	–	175	–	175
Dividends	–	–	–	–	–	(7,234)	(7,234)	(1,043)	(8,277)

Balance as at 30 June 2020	1,111	1,057	(5)	–	2,306	43,467	47,936	4,310	52,246

Balance as at 1 July 2018	1,186	1,057	(5)	–	2,290	51,064	55,592	5,078	60,670
Impact of adopting IFRS 9	–	–	–	–	–	(7)	(7)	–	(7)

Balance as at 1 July 2018	1,186	1,057	(5)	–	2,290	51,057	55,585	5,078	60,663

Total comprehensive income	–	–	–	–	(24)	8,306	8,282	878	9,160
Transactions with owners:
Purchase of shares by ESOP Trusts	–	–	(182)	(6)	–	–	(188)	–	(188)
Employee share awards exercised net of employee contributions net of tax	–	–	155	6	(100)	(61)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	–	–	(18)	18	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	–	138	–	138	–	138
Dividends	–	–	–	–	–	(11,302)	(11,302)	(1,205)	(12,507)
BHP Group Limited shares bought back and cancelled	(75)	–	–	–	–	(5,199)	(5,274)	–	(5,274)
Divestment of subsidiaries, operations and joint operations	–	–	–	–	–	–	–	(168)	(168)
Transfer to non-controlling interests	–	–	–	–	(1)	–	(1)	1	–

Balance as at 30 June 2019	1,111	1,057	(32)	–	2,285	42,819	47,240	4,584	51,824

Balance as at 1 July 2017	1,186	1,057	(2)	(1)	2,400	52,618	57,258	5,468	62,726
Total comprehensive income	–	–	–	–	(87)	3,695	3,608	1,118	4,726
Transactions with owners:
Purchase of shares by ESOP Trusts	–	–	(159)	(12)	–	–	(171)	–	(171)
Employee share awards exercised net of employee contributions net of tax	–	–	156	13	(139)	(30)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	–	–	(2)	2	–	–	–
Accrued employee entitlement for
unexercised awards	–	–	–	–	123	–	123	–	123
Distribution to non-controlling interests	–	–	–	–	–	–	–	(14)	(14)
Dividends	–	–	–	–	–	(5,221)	(5,221)	(1,499)	(6,720)
Transfer to non-controlling interests	–	–	–	–	(5)	–	(5)	5	–

Balance as at 30 June 2018	1,186	1,057	(5)	–	2,290	51,064	55,592	5,078	60,670

The accompanying notes form part of these Financial Statements.

Basis of preparation

The Group’s Financial Statements as at and for the year ended 30 June 2020:

•	are a consolidated general purpose financial report;

•	have been prepared in accordance with the requirements of the:

¡	Australian Corporations Act 2001;

¡	UK Companies Act 2006;

•	have been prepared in accordance with accounting standards and interpretations collectively referred to as ‘IFRS’ in this report, which encompass the:

¡	International Financial Reporting Standards and interpretations as issued by the International Accounting Standards Board;

¡	Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards and interpretations as issued by the Australian Accounting Standards Board (AASB);

¡	International Financial Reporting Standards and interpretations adopted by the European Union (EU);

•	are prepared on a going concern basis;

•	measure items on the basis of historical cost principles, except for the following items:

¡	derivative financial instruments and certain other financial assets and liabilities, which are carried at fair value;

¡	non-current assets or disposal groups that are classified as held-for-sale or held-for-distribution, which are measured at the lower of carrying amount and fair value less costs to sell;

•

include significant accounting policies in the notes to the Financial Statements that summarise the recognition and measurement basis used and are relevant to an understanding of the Financial Statements;

•

apply a presentation currency of US dollars, consistent with the predominant functional currency of the Group’s operations. Amounts are rounded to the nearest million dollars, unless otherwise stated, in accordance with ASIC (Rounding in Financial/Directors’ Reports) Instrument 2016/191;

•	present reclassified comparative information where required for consistency with the current year’s presentation;

•	adopt all new and amended standards and interpretations under IFRS issued by the relevant bodies (listed above), that are mandatory for application in periods beginning on 1 July 2019;

•	early adopt amendments to IFRS 9/AASB 9 ‘Financial Instruments’ (IFRS 9) and IFRS 7/AASB 7 ‘Financial Instruments: Disclosures’ (IFRS 7) in relation to Interest Rate Benchmark Reform;

•

apply accounting policies consistently in all prior years presented with the exception of the new standards and amendments adopted from 1 July 2019 and 1 July 2018. Refer to note 38 ‘New and amended accounting standards and interpretations’ for the impact on the Financial Statements;

•	have not early adopted any other standards and interpretations that have been issued or amended but are not yet effective.

The accounting policies are consistently applied by all entities included in the Financial Statements.

Principles of consolidation

In preparing the Financial Statements the effects of all intragroup balances and transactions have been eliminated.

A list of significant entities in the Group, including subsidiaries, joint arrangements and associates at year-end is contained in note 29 ‘Subsidiaries’, note 30 ‘Investments accounted for using the equity method’ and note 31 ‘Interests in joint operations’.

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

Joint arrangements: The Group undertakes a number of business activities through joint arrangements, which exist when two or more parties have joint control. Joint arrangements are classified as either joint operations or joint ventures, based on the contractual rights and obligations between the parties to the arrangement:

•

Joint operations: A joint operation is an arrangement in which the Group shares joint control, primarily via contractual arrangements with other parties. In a joint operation, the Group has rights to the assets and obligations for the liabilities relating to the arrangement. This includes situations where the parties benefit from the joint activity through a share of the output, rather than by receiving a share of the results of trading. In relation to the Group’s interest in a joint operation, the Group recognises: its assets and liabilities, including its share of any assets and liabilities held or incurred jointly; revenue from the sale of its share of the output and its share of any revenue generated from the sale of the output by the joint operation; and its expenses including its share of expenses incurred jointly. All such amounts are measured in accordance with the terms of the arrangement, which is usually in proportion to the Group’s interest in the joint operation.

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

Significant judgements and key estimates and assumptions made in applying these critical accounting policies are embedded within the following notes:

Note
4	Significant events – Samarco dam failure
6	Taxation
10	Inventories
11	Exploration and evaluation
11	Development expenditure
11	Overburden removal costs
11	Depreciation of property, plant and equipment
11 and 12	Impairments of non-current assets – recoverable amount
14	Closure and rehabilitation provisions
20	Leases
30	Impairments of investments accounted for using the equity method

Reserve estimates

Reserves are estimates of the amount of product that can be demonstrated to be able to be economically and legally extracted from the Group’s properties. In order to estimate reserves, assumptions are required about a range of technical and economic factors, including quantities, qualities, production techniques, recovery efficiency, production and transport costs, commodity supply and demand, commodity prices and exchange rates.

Estimating the quantity and/or quality of reserves requires the size, shape and depth of ore bodies or oil and gas reservoirs to be determined by analysing geological data, such as drilling samples and geophysical survey interpretations. Economic assumptions used to estimate reserves change from period to period as additional technical and operational data is generated. This process may require complex and difficult geological judgements to interpret the data.

Additional information on the Group’s mineral and oil and gas reserves can be viewed within section 6.4.

Section 6.4 is unaudited and does not form part of these Financial Statements.

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

• closure and rehabilitation provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities;

• the carrying amount of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Impact of COVID-19 pandemic

The Group continues to actively monitor the impact of the COVID-19 pandemic, including the impact on economic activity and financial reporting. During FY2020, the Group experienced lower volumes at certain operated assets, temporary shutdowns at non-operated equity accounted investments (Antamina and Cerrejón) and incurred incremental directly attributable costs including those associated with the increased provision of health and hygiene services and the impacts of maintaining social distancing requirements. These incremental costs have been classified as an exceptional item, as outlined in note 3 ‘Exceptional items’.

As the pandemic continues to progress and evolve, it is difficult to predict the full extent and duration of resulting operational and economic impacts for the Group, which are expected to impact a number of reporting periods. This uncertainty impacts judgements made by the Group, including those relating to assessing collectability of receivables and determining the recoverable values of the Group’s non-current assets as outlined in notes 8 ‘Trade and other receivables’ and 11 ‘Property, plant and equipment’, respectively.

The ongoing uncertainty has also been considered in the Group’s assessment of the appropriateness of adopting the going concern basis of preparation of the Consolidated Financial Statements. The Group’s financial forecasts, including downside commodity price and production scenarios that include the potential impact of COVID-19, demonstrate that the Group believes that it has sufficient financial resources to meet its obligations as they fall due throughout the going concern period. As such, the Consolidated Financial Statements continue to be prepared on the going concern basis.

5.1.6    Notes to the Financial Statements

Performance

1    Segment reporting

Reportable segments

The Group operated four reportable segments during FY2020, which are aligned with the commodities that are extracted and marketed and reflect the structure used by the Group’s management to assess the performance of the Group.

Reportable segment	Principal activities

Petroleum	Exploration, development and production of oil and gas

Copper	Mining of copper, silver, zinc, molybdenum, uranium and gold

Iron Ore	Mining of iron ore

Coal	Mining of metallurgical coal and energy coal

Unless otherwise noted, the segment reporting information for the years ended 30 June 2019 and 30 June 2018 excludes Discontinued operations, being the Petroleum Onshore US operations comprising the Eagle Ford, Haynesville, Permian and Fayetteville oil and gas assets.

Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West and legacy assets (previously disclosed as closed mines in the Petroleum reportable segment), and consolidation adjustments. Comparative information for the years ended 30 June 2019 and 30 June 2018 have been restated to reflect the inclusion of legacy assets in Group and unallocated items. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments.

Year ended 30 June 2020 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	4,008	10,666	20,797	6,241	1,219	42,931
Inter-segment revenue	62	–	–	1	(63)	–

Total revenue	4,070	10,666	20,797	6,242	1,156	42,931

Underlying EBITDA	2,207	4,347	14,554	1,632	(669)	22,071

Depreciation and amortisation	(1,445)	(1,740)	(1,608)	(807)	(512)	(6,112)
Impairment losses (1)	(12)	(17)	(22)	(14)	(20)	(85)

Underlying EBIT	750	2,590	12,924	811	(1,201)	15,874

Exceptional items (2)	(6)	(1,228)	(614)	(18)	413	(1,453)
Net finance costs						(911)

Profit before taxation						13,510

Capital expenditure (cash basis)	909	2,434	2,328	603	626	6,900

(Loss)/profit from equity accounted investments, related impairments and expenses	(4)	67	(508)	(68)	1	(512)

Investments accounted for using the equity method	245	1,558	–	776	6	2,585

Total assets	13,071	27,942	23,841	12,110	27,819	104,783

Total liabilities	4,824	3,535	5,441	2,601	36,136	52,537

Year ended 30 June 2019 US$M Restated	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	5,853	10,838	17,251	9,121	1,225	44,288
Inter-segment revenue	77	–	4	–	(81)	–

Total revenue	5,930	10,838	17,255	9,121	1,144	44,288

Underlying EBITDA	4,061	4,550	11,129	4,067	(649)	23,158

Depreciation and amortisation	(1,560)	(1,835)	(1,653)	(632)	(149)	(5,829)
Impairment losses (1)	(21)	(128)	(79)	(35)	(1)	(264)

Underlying EBIT	2,480	2,587	9,397	3,400	(799)	17,065

Exceptional items (2)	–	–	(971)	–	19	(952)
Net finance costs						(1,064)

Profit before taxation						15,049

Capital expenditure (cash basis)	645	2,735	1,611	655	604	6,250

(Loss)/profit from equity accounted investments, related impairments and expenses	(2)	303	(945)	103	(5)	(546)

Investments accounted for using the equity method	239	1,472	–	853	5	2,569

Total assets	12,434	27,428	22,592	12,124	26,283	100,861

Total liabilities	4,102	3,340	5,106	2,450	34,039	49,037

Year ended 30 June 2018 US$M Restated	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations (3)	Group total
Revenue	5,333	12,781	14,797	8,889	1,329	43,129
Inter-segment revenue	75	–	13	–	(88)	–

Total revenue	5,408	12,781	14,810	8,889	1,241	43,129

Underlying EBITDA	3,393	6,522	8,930	4,397	(59)	23,183

Depreciation and amortisation	(1,719)	(1,920)	(1,721)	(686)	(242)	(6,288)
Impairment losses (1)	(76)	(213)	(14)	(29)	(1)	(333)

Underlying EBIT	1,598	4,389	7,195	3,682	(302)	16,562

Exceptional items (2)	–	–	(539)	–	(27)	(566)
Net finance costs						(1,245)

Profit before taxation						14,751

Capital expenditure (cash basis)	656	2,428	1,074	409	412	4,979

(Loss)/profit from equity accounted investments, related impairments and expenses	(4)	467	(509)	192	1	147

Investments accounted for using the equity method	249	1,335	–	883	6	2,473

Total assets	12,896	26,824	22,208	12,257	37,808	111,993

Total liabilities	3,977	3,145	3,888	2,404	37,909	51,323

(1)	Impairment losses exclude exceptional items of US$409 million (FY2019: US$ nil; FY2018: US$ nil).

(2)

Exceptional items reported in Group and unallocated include Samarco dam failure costs of US$(32) million (FY2019: US$(31) million; FY2018: US$(27) million) and Samarco related other income of US$489 million (FY2019: US$50 million; FY2018: US$ nil). Refer to note 3 ‘Exceptional items’ for further information.

(3)	Total assets and total liabilities include balances for the year ended 30 June 2018 relating to Onshore US assets.

Geographical information

	Revenue by location of customer
	2020	2019	2018
	US$M	US$M	US$M
Australia	2,232	2,568	2,304
Europe	1,156	1,875	1,886
China	26,576	24,274	22,660
Japan	3,904	4,193	4,628
India	1,475	2,479	2,439
South Korea	2,666	2,550	2,588
Rest of Asia	2,583	2,940	2,620
North America	1,827	2,442	2,715
South America	315	662	1,054
Rest of world	197	305	235

	42,931	44,288	43,129

	Non-current assets by location of assets
	2020	2019	2018
	US$M	US$M	US$M
Australia	47,286	45,013	45,157
North America	9,682	8,633	8,246
South America	18,179	18,404	18,267
Rest of world	1,955	371	154
Unallocated assets (1)	6,210	5,067	5,039

	83,312	77,488	76,863

(1)	Unallocated assets comprise deferred tax assets and other financial assets.

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

2    Revenue

Revenue by segment and asset

	2020	2019	2018
	US$M	US$M	US$M
Australia Production Unit	361	507	568
Bass Strait	1,102	1,237	1,285
North West Shelf	1,076	1,657	1,400
Atlantis	561	979	833
Shenzi	277	540	576
Mad Dog	216	319	229
Trinidad/Tobago	191	287	161
Algeria	159	258	234
Third party products	39	10	12
Other	88	136	110

Total Petroleum (1)	4,070	5,930	5,408

Escondida	6,719	6,876	8,346
Pampa Norte	1,395	1,502	1,831
Olympic Dam	1,463	1,351	1,255
Third party products	1,089	1,109	1,349

Total Copper (2)	10,666	10,838	12,781

Western Australia Iron Ore	20,663	17,066	14,596
Third party products	15	32	54
Other	119	157	160

Total Iron Ore	20,797	17,255	14,810

Queensland Coal	5,357	7,679	7,388
New South Wales Energy Coal	885	1,421	1,499
Third party products	–	19	2
Other	–	2	–

Total Coal (3)	6,242	9,121	8,889

Group and unallocated items (4)	1,219	1,225	1,329
Inter-segment adjustment	(63)	(81)	(88)

Total revenue	42,931	44,288	43,129

(1)

Total Petroleum revenue includes: crude oil US$2,033 million (2019: US$3,171 million; 2018: US$2,933 million), natural gas US$980 million (2019: US$1,259 million; 2018: US$1,124 million), LNG US$774 million (2019: US$1,179 million; 2018: US$920 million), NGL US$198 million (2019: US$263 million; 2018: US$294 million) and other US$85 million (2019: US$58 million; 2018: US$137 million).

(2)

Total Copper revenue includes: copper US$10,044 million (2019: US$10,215 million; 2018: US$12,059 million) and other US$622 million (2019: US$623 million; 2018: US$722 million). Other consists of silver, zinc, molybdenum, uranium and gold.

(3)	Total Coal revenue includes: metallurgical coal US$5,311 million (2019: US$7,568 million; 2018: US$7,331 million) and energy coal US$931 million (2019: US$1,553 million; 2018: US$1,558 million).

(4)	Group and unallocated items revenue includes: Nickel West US$1,189 million (2019: US$1,193 million; 2018: US$1,297 million) and other revenue US$30 million (2019: US$32 million; 2018: US$32 million).

Revenue consists of revenue from contracts with customers of US$43,087 million (2019: US$44,361 million; 2018: US$42,748 million) and other revenue of US$(156) million (2019: US$(73) million; 2018: US$381 million).

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

3    Exceptional items

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Financial Statements. Such items included within the Group’s profit from Continuing operations for the year are detailed below. Exceptional items attributable to Discontinued operations are detailed in note 28 ‘Discontinued operations’.

Year ended 30 June 2020	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Samarco dam failure	(176)	–	(176)
Cancellation of power contracts	(778)	271	(507)
COVID-19 related costs	(183)	53	(130)
Cerro Colorado impairment	(409)	(83)	(492)

Total	(1,546)	241	(1,305)

Attributable to non-controlling interests	(291)	90	(201)
Attributable to BHP shareholders	(1,255)	151	(1,104)

Samarco Mineração S.A. (Samarco) dam failure

The FY2020 exceptional loss of US$176 million related to the Samarco dam failure in November 2015 and comprises the following:

Year ended 30 June 2020	US$M
Other income	489
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(64)
Loss from equity accounted investments, related impairments and expenses:
Samarco impairment expense (1)	(95)
Samarco Germano dam decommissioning	46
Samarco dam failure provision	(459)
Net finance costs	(93)

Total (2)	(176)

(1)

Following a change to IAS 28 ‘Investments in Associates and Joint Ventures’ the loss from working capital funding provided during the period will be disclosed as an impairment included within the Samarco impairment expense line item and not as operating loss. Comparative periods have been restated to reflect the change.

(2)	Refer to note 4 ‘Significant events – Samarco dam failure’ for further information.

Cancellation of power contracts

Reflects an onerous contract provision in relation to the cancellation of power contracts at the Group’s Escondida and Spence operations, as part of the shift towards 100 per cent renewable energy supply contracts.

COVID-19 related costs

COVID-19 can be considered a single protracted globally pervasive event with financial impacts expected over a number of reporting periods. The exceptional item reflects the directly attributable COVID-19 pandemic related additional costs for the Group for FY2020, including costs associated with the increased provision of health and hygiene services and the impacts of maintaining social distancing requirements.

Cerro Colorado impairment

The Group recognised an impairment charge of US$492 million (after tax) in relation to Cerro Colorado. This reflects the decision taken by the Group to reduce Cerro Colorado’s throughput for the remaining period of its current environmental licence, which expires at the end of CY2023.

The exceptional items relating to the year ended 30 June 2019 and the year ended 30 June 2018 are detailed below.

30 June 2019

Year ended 30 June 2019	Gross	Tax	Net
	US$M	US$M	US$M

Exceptional items by category
Samarco dam failure	(1,060)	–	(1,060)
Global taxation matters	–	242	242

Total	(1,060)	242	(818)

Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(1,060)	242	(818)

Samarco Mineração S.A. (Samarco) dam failure

The FY2019 exceptional loss of US$1,060 million related to the Samarco dam failure in November 2015 and comprises the following:

Year ended 30 June 2019	US$M
Other income	50
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(57)
Loss from equity accounted investments, related impairments and expenses:
Samarco impairment expense (1)	(96)
Samarco Germano dam decommissioning	(263)
Samarco dam failure provision	(586)
Net finance costs	(108)

Total (2)	(1,060)

(1)

Following a change to IAS 28 ‘Investments in Associates and Joint Ventures’ the loss from working capital funding provided during the period will be disclosed as an impairment included within the Samarco impairment expense line item and not as operating loss. Comparative periods have been restated to reflect the change.

(2)	Refer to note 4 ‘Significant events – Samarco dam failure’ for further information.

Global taxation matters

Global taxation matters includes amounts released from provisions for tax matters and other claims resolved during the period.

30 June 2018

Year ended 30 June 2018	Gross	Tax	Net
	US$M	US$M	US$M

Exceptional items by category
Samarco dam failure	(650)	–	(650)
US tax reform	–	(2,320)	(2,320)

Total	(650)	(2,320)	(2,970)

Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(650)	(2,320)	(2,970)

Samarco Mineração S.A. (Samarco) dam failure

The FY2018 exceptional loss of US$650 million related to the Samarco dam failure in November 2015 and comprises the following:

Year ended 30 June 2018	US$M
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(57)
Loss from equity accounted investments, related impairments and expenses:
Samarco impairment expense (1)	(80)
Samarco dam failure provision	(429)
Net finance costs	(84)

Total (2)	(650)

(1)

Following a change to IAS 28 ‘Investments in Associates and Joint Ventures’ the loss from working capital funding provided during the period will be disclosed as an impairment included within the Samarco impairment expense line item and not as operating loss. Comparative periods have been restated to reflect the change.

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

Samarco is jointly owned by BHP Billiton Brasil Ltda (BHP Brasil) and Vale S.A. (Vale). BHP Brasil’s 50 per cent interest is accounted for as an equity accounted joint venture investment. BHP Brasil does not separately recognise its share of the underlying assets and liabilities of Samarco, but instead records the investment as one line on the balance sheet. Each period, BHP Brasil recognises its 50 per cent share of Samarco’s profit or loss and adjusts the carrying value of the investment in Samarco accordingly. Such adjustment continues until the investment carrying value is reduced to US$ nil, with any additional share of Samarco losses only recognised to the extent that BHP Brasil has an obligation to fund the losses. After applying equity accounting, any remaining carrying value of the investment is tested for impairment.

Any charges relating to the Samarco dam failure incurred directly by BHP Brasil or other BHP entities are recognised 100 per cent in the Group’s results.

The financial impacts of the Samarco dam failure on the Group’s income statement, balance sheet and cash flow statement for the year ended 30 June 2020 are shown in the table below and have been treated as an exceptional item.

Financial impacts of Samarco dam failure	2020	2019	2018
	US$M	US$M	US$M
Income statement
Other income (1)	489	50	–
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure (2)	(64)	(57)	(57)
Loss from equity accounted investments, related impairments and expenses:
Samarco impairment expense (3)	(95)	(96)	(80)
Samarco Germano dam decommissioning (4)	46	(263)	–
Samarco dam failure provision (5)	(459)	(586)	(429)

Loss from operations	(83)	(952)	(566)
Net finance costs (6)	(93)	(108)	(84)

Loss before taxation	(176)	(1,060)	(650)
Income tax benefit	–	–	–

Loss after taxation	(176)	(1,060)	(650)

Balance sheet movement
Trade and other payables	(5)	4	4
Provisions	(137)	(629)	(228)

Net liabilities	(142)	(625)	(224)

		2020		2019		2018
		US$M		US$M		US$M
Cash flow statement
Loss before taxation		(176)		(1,060)		(650)
Adjustments for:
Samarco impairment expense (3)	95		96		80
Samarco Germano dam decommissioning (4)	(46)		263		–
Samarco dam failure provision (5)	459		586		429
Net finance costs (6)	93		108		84
Changes in assets and liabilities:
Trade and other payables	5		(4)		(4)

Net operating cash flows		430		(11)		(61)

Net investment and funding of equity accounted investments (7)		(464)		(424)		(365)

Net investing cash flows		(464)		(424)		(365)

Net decrease in cash and cash equivalents		(34)		(435)		(426)

(1)	Proceeds from insurance settlements.

(2)	Includes legal and advisor costs incurred.

(3)

Following a change to IAS 28 ‘Investments in Associates and Joint Ventures’ the loss from working capital funding provided during the period will be disclosed as an impairment included within the Samarco impairment expense line item and not as operating loss. Comparative periods have been restated to reflect the change.

(4)	US$37 million change in estimate and US$(83) million exchange translation.

(5)	US$916 million change in estimate and US$(457) million exchange translation.

(6)	Amortisation of discounting of provision.

(7)

Includes US$(95) million funding provided during the period, US$(365) million utilisation of the Samarco dam failure provision, and US$(4) million utilisation of the Samarco Germano decommissioning provision.

Equity accounted investment in Samarco

BHP Brasil’s investment in Samarco remains at US$ nil. BHP Brasil provided US$95 million funding under a working capital facility during the period and recognised impairment losses of US$95 million. No dividends have been received by BHP Brasil from Samarco during the period and Samarco currently does not have profits available for distribution.

Provisions related to the Samarco dam failure

		2020		2019
		US$M		US$M
At the beginning of the financial year		1,914		1,285
Movement in provisions		137		629
Comprising:
Utilised	(369)		(328)
Adjustments charged to the income statement:
Change in estimate - Samarco dam failure provision	916		579
Change in estimate - Samarco Germano dam decommissioning	37		263
Amortisation of discounting impacting net finance costs	93		108
Exchange translation	(540)		7

At the end of the financial year		2,051		1,914

Comprising:
Current		896		440
Non-current		1,155		1,474

At the end of the financial year		2,051		1,914

Samarco dam failure provisions and contingencies

As at 30 June 2020, BHP Brasil has identified provisions and contingent liabilities arising as a consequence of the Samarco dam failure as follows:

Provisions

Provision for Samarco dam failure

On 2 March 2016, BHP Brasil, Samarco and Vale, entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish a foundation (Fundação Renova) that will develop and execute environmental and socio-economic programs (Programs) to remediate and provide compensation for damage caused by the Samarco dam failure. Key Programs include those for financial assistance and compensation of impacted persons, including fisherfolk impacted by the dam failure, and those for remediation of impacted areas and resettlement of impacted communities. A committee (Interfederative Committee) comprising representatives from the Brazilian Federal and State Governments, local municipalities, environmental agencies, impacted communities and Public Defence Office oversees the activities of the Fundação Renova in order to monitor, guide and assess the progress of actions agreed in the Framework Agreement. In addition, the 12th Federal Court is supervising the work of the Fundação Renova and in July 2020 made decisions relating to financial compensation for impacted persons in two municipalities, which have been considered in the Samarco dam failure provision change in estimate. Further decisions are anticipated in FY2021.

The term of the Framework Agreement is 15 years, renewable for periods of one year successively until all obligations under the Framework Agreement have been performed. Under the Framework Agreement, Samarco is responsible for funding Fundação Renova’s annual calendar year budget for the duration of the Framework Agreement. The funding amounts for each calendar year will be dependent on the remediation and compensation projects to be undertaken in a particular year. Annual contributions may be reviewed under the Framework Agreement. To the extent that Samarco does not meet its funding obligations, each of BHP Brasil and Vale has funding obligations under the Framework Agreement in proportion to its 50 per cent shareholding in Samarco.

Samarco is currently progressing plans to resume operations, however significant uncertainties surrounding the nature and extent of future operations remain. In light of these uncertainties and based on currently available information, BHP Brasil’s provision for its obligations under the Framework Agreement Programs is US$1.8 billion before tax and after discounting at 30 June 2020 (30 June 2019: US$1.7 billion).

Under a Governance Agreement ratified on 8 August 2018, BHP Brasil, Samarco and Vale were to establish a process to renegotiate the Programs over two years to progress settlement of the R$155 billion (approximately US$28 billion) Federal Public Prosecution Office claim (described below). The renegotiation process remains outstanding as certain pre-requisites established in the Governance Agreement are yet to be implemented. However, the renegotiation may be extended for a further two years by mutual consent of the parties.

BHP Brasil, Samarco and Vale maintain security comprising R$1.3 billion (approximately US$240 million) in insurance bonds and a charge of R$800 million (approximately US$145 million) over Samarco’s assets. A further R$100 million (approximately US$20 million) in liquid assets previously maintained as security has been released for COVID-19 related response efforts in Brazil. The security is maintained for a period of 30 months from ratification of the Governance Agreement, after which BHP Brasil, Vale and Samarco will be required to provide security of an amount equal to the Fundação Renova’s annual budget up to a limit of R$2.2 billion (approximately US$400 million).

Samarco Germano dam decommissioning

Samarco is currently progressing plans for the accelerated decommissioning of its upstream tailings dams (the Germano dam complex). Given the significant uncertainties surrounding the nature and extent of Samarco’s future operations and related cash flows, BHP Brasil recognises a provision of US$227 million (30 June 2019: US$263 million) for a 50 per cent share of the remaining expected Germano decommissioning cost. The decommissioning is at an early stage and as a result, further engineering work and required validation by Brazilian authorities could lead to changes to estimates in future reporting periods.

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

Management has determined that a provision can only be recognised for obligations under the Framework Agreement and Samarco Germano dam decommissioning as at 30 June 2020. It is not yet possible to provide a range of possible outcomes or a reliable estimate of potential future exposures to BHP in connection to the contingent liabilities noted below, given their status.

Estimates

The provisions for Samarco dam failure and Samarco Germano dam decommissioning currently reflect the estimated remaining costs to complete Programs under the Framework Agreement and estimated costs to complete the Germano dam decommissioning and require the use of significant judgements, estimates and assumptions. Based on current estimates, it is expected that approximately 75 per cent of remaining costs for Programs under the Framework Agreement will be incurred by December 2021.

While the provisions have been measured based on latest information available, likely changes in facts and circumstances in future reporting periods may lead to revisions to these estimates. However, it is currently not possible to determine what facts and circumstances may change, therefore the possible revisions in future reporting periods cannot be reliably measured.

The key estimates that may have a material impact upon the provisions in the next and future reporting periods include:

•	timing of repealing the fishing ban along the Rio Doce, which is subject to certain regulatory approvals and could impact upon the duration of financial assistance and compensation payments;

•	number of people eligible for financial assistance and compensation, as duration of registration periods and changes to geographical boundaries or eligibility criteria could impact estimated future costs;

•	costs to complete resettlement of the Bento Rodrigues, Gesteira and Paracatu communities.

The provisions may also be affected by factors including but not limited to:

•	resolution of existing and potential legal claims;

•	potential changes in scope of work and funding amounts required under the Framework Agreement including the impact of the decisions of the Interfederative Committee along with further technical analysis, community participation required under the Governance Agreement and rulings made by the 12th Federal Court;

•	the outcome of ongoing negotiations with State and Federal Prosecutors, including review of Fundação Renova’s Programs as provided in the Governance Agreement;

•	actual costs incurred;

•	resolution of uncertainty in respect of the nature and extent of Samarco’s future operations;

•	costs to complete the Germano dam decommissioning;

•	updates to discount and foreign exchange rates.

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

Federal Public Prosecution Office claim

BHP Brasil is among the defendants named in a claim brought by the Federal Public Prosecution Office on 3 May 2016, seeking R$155 billion (approximately US$28 billion) for reparation, compensation and moral damages in relation to the Samarco dam failure.

The 12th Federal Court previously suspended the Federal Public Prosecution Office claim, including a R$7.7 billion (approximately US$1.4 billion) injunction request. Despite suspension of the claim being for a period of two years from the date of ratification of the Governance Agreement on 8 August 2018, the claim has not been resumed and the parties may negotiate a further extension.

United States class action complaint – Samarco bond holders

On 14 November 2016, a putative class action complaint (Bondholder Complaint) was filed in the U.S. District Court for the Southern District of New York on behalf of purchasers of Samarco’s ten-year bond notes due 2022-2024 between 31 October 2012 and 30 November 2015. The Bondholder Complaint was initially filed against Samarco and the former chief executive officer of Samarco.

The Bondholder Complaint was subsequently amended to include BHP Group Ltd, BHP Group Plc, BHP Brasil, Vale and officers of Samarco, including four of Vale and BHP Brasil’s nominees to the Samarco Board. On 5 April 2017, the plaintiff discontinued its claims against the individual defendants.

The complaint, along with a second amended complaint, has previously been dismissed by the Court. The plaintiff filed a motion for reconsideration, or leave to file a third amended complaint, which was denied by the Court on 30 October 2019. The plaintiff has appealed this decision and the appeal remains pending before the Court.

The amount of damages sought by the putative class is unspecified.

Australian class action complaints

BHP Group Ltd is named as a defendant in a shareholder class action filed in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Ltd on the Australian Securities Exchange or shares in BHP Group Plc on the London Stock Exchange and Johannesburg Stock Exchange in periods prior to the Samarco dam failure. The amount of damages sought is unspecified.

United Kingdom group action complaint

BHP Group Plc and BHP Group Ltd are named as defendants in group action claims for damages that have been filed in the courts of England. These claims have been filed on behalf of certain individuals, governments, businesses and communities in Brazil allegedly impacted by the Samarco dam failure. The amount of damages sought in these claims is unspecified.

The court heard a preliminary application filed by BHP to strike out or stay this action on jurisdictional and other procedural grounds in July 2020. The court has not yet issued its judgement on this application.

Criminal charges

The Federal Prosecutors’ Office has filed criminal charges against BHP Brasil, Samarco and Vale and certain employees and former employees of BHP Brasil (Affected Individuals) in the Federal Court of Ponte Nova, Minas Gerais. On 3 March 2017, BHP Brasil filed its preliminary defences. The Federal Court terminated the charges against eight of the Affected Individuals. The Federal Prosecutors’ Office has appealed seven of those decisions. BHP Brasil rejects outright the charges against the company and the Affected Individuals and will defend the charges and fully support each of the Affected Individuals in their defence of the charges.

Other claims

The civil public actions filed by State Prosecutors in Minas Gerais (claiming damages of approximately R$7.5 billion, US$1.4 billion), State Prosecutors in Espírito Santo (claiming damages of approximately R$2 billion, US$365 million), and public defenders in Minas Gerais (claiming damages of approximately R$10 billion, US$1.8 billion), have been consolidated before the 12th Federal Court and suspended. The Governance Agreement provides for a process to review whether these civil public claims should be terminated or suspended.

BHP Brasil is among the companies named as defendants in a number of legal proceedings initiated by individuals, non-governmental organisations, corporations and governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The other defendants include Vale, Samarco and Fundação Renova. The lawsuits include claims for compensation, environmental rehabilitation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies including rehabilitation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief. In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by numerous agencies of the Brazilian government and are ongoing.

Additional lawsuits and government investigations relating to the Samarco dam failure could be brought against BHP Brasil and possibly other BHP entities in Brazil or other jurisdictions.

BHP insurance

BHP has various third party liability insurances for claims related to the Samarco dam failure made directly against BHP Brasil or other BHP entities, their directors and officers, including class actions. External insurers have been notified of the Samarco dam failure, the third party claims and the class actions referred to above.

In the year ended 30 June 2020, BHP recognised income of US$489 million relating to proceeds from insurance settlements. As at 30 June 2020, an insurance receivable has not been recognised for any potential recoveries in respect of ongoing matters.

Commitments

Under the terms of the Samarco joint venture agreement, BHP Brasil does not have an existing obligation to fund Samarco.

In November 2019, BHP approved US$44 million for BHP Brasil’s share of funding for work related to the restart of Samarco’s operations. In December 2019, a further short-term facility of up to US$212 million was made available to carry out remediation and stabilisation work and support Samarco’s care and maintenance and operational restart. In the six months to 30 June 2020, US$68 million of the total amount approved has been provided to Samarco. Further funds will be released to Samarco only as required and subject to the achievement of key milestones with amounts undrawn expiring at 31 December 2020.

Any additional requests for funding or future investment provided would be subject to a future decision by BHP, accounted for at that time.

The following section includes disclosure required by IFRS of Samarco Mineração S.A.’s provisions, contingencies and other matters arising from the dam failure for matters in addition to the above-mentioned claims to which Samarco is a party.

Samarco

Dam failure related provisions and contingencies

In addition to its obligations under the Framework Agreement as at 30 June 2020, Samarco has recognised provisions of US$0.2 billion (30 June 2019: US$0.2 billion), based on currently available information. The magnitude, scope and timing of these additional costs are subject to a high degree of uncertainty and Samarco has indicated that it anticipates that it will incur future costs beyond those provided. These uncertainties are likely to continue for a significant period and changes to key assumptions could result in a material change to the amount of the provision in future reporting periods. Any such unrecognised obligations are therefore contingent liabilities and, at present, it is not practicable to estimate their magnitude or possible timing of payment. Accordingly, it is also not possible to provide a range of possible outcomes or a reliable estimate of total potential future exposures at this time.

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

Samarco insurance

Samarco has standalone insurance policies in place with Brazilian and global insurers. Insurers’ loss adjusters or claims representatives continue to investigate and assist with the claims process for matters not yet settled. As at 30 June 2020, an insurance receivable has not been recognised by Samarco in respect of ongoing matters.

Samarco commitments

At 30 June 2020, Samarco has commitments of US$0.4 billion (30 June 2019: US$0.5 billion). Following the dam failure Samarco invoked force majeure clauses in a number of long-term contracts with suppliers and service providers to suspend contractual obligations.

Samarco non-dam failure related contingent liabilities

The following non-dam failure related contingent liabilities pre-date and are unrelated to the Samarco dam failure. Samarco is currently contesting both of these matters in the Brazilian courts. Given the status of these tax matters, the timing of resolution and potential economic outflow for Samarco is uncertain.

Brazilian Social Contribution Levy

Samarco has received tax assessments for the alleged non-payment of Brazilian Social Contribution Levy for the calendar years 2007-2014 totalling approximately R$5.5 billion (approximately US$1 billion).

Brazilian corporate income tax rate

Samarco has received tax assessments for alleged incorrect calculation of Corporate Income Tax (IRPJ) in respect of the 2000-2003 and 2007-2014 income years totalling approximately R$4.5 billion (approximately US$0.8 billion).

5    Expenses and other income

	2020	2019	2018
	US$M	US$M	US$M
Employee benefits expense:
Wages, salaries and redundancies	3,706	3,683	3,653
Employee share awards	129	138	123
Social security costs	2	4	4
Pension and other post-retirement obligations	283	292	292
Less employee benefits expense classified as exploration and evaluation expenditure	(65)	(85)	(82)
Changes in inventories of finished goods and work in progress	(326)	496	(142)
Raw materials and consumables used	5,509	4,591	4,389
Freight and transportation	1,981	2,378	2,294
External services	4,404	4,745	4,786
Third party commodity purchases	1,139	1,069	1,374
Net foreign exchange gains	(603)	(147)	(93)
Fair value change on derivatives (1)	422	8	208
Government royalties paid and payable	2,362	2,538	2,168
Exploration and evaluation expenditure incurred and expensed in the current period	517	516	641
Depreciation and amortisation expense	6,112	5,829	6,288
Net impairments:
Property, plant and equipment	494	250	318
Goodwill and other intangible assets	–	14	14
Available for sale financial assets	–	–	1
Lease costs (2)	675	405	421
All other operating expenses	2,034	1,298	870

Total expenses	28,775	28,022	27,527

Insurance recoveries (3)	(489)	(57)	–
Other income (4)	(288)	(336)	(247)

Total other income	(777)	(393)	(247)

(1)

Fair value change on derivatives is principally related to commodity price contracts, foreign exchange contracts and embedded derivatives used in the ordinary course of business as well as derivatives used as part of the funding of dividends.

(2)

Lease costs for FY2020 represent short-term, low-value and variable lease costs that continue to be charged against profit from operations under IFRS 16. Refer to note 20 ‘Leases’ for details. Lease costs for FY2019 and FY2018 represent the operating lease rentals under IAS 17.

(3)	Insurance recoveries is principally related to claims received from Samarco dam failure. Refer to note 4 ‘Significant events – Samarco dam failure’ for further information.

(4)

Other income is generally income earned from transactions outside the course of the Group’s ordinary activities and may include certain management fees from non-controlling interests and joint arrangements, dividend income, royalties, commission income and gains or losses on divestment of subsidiaries or operations.

Recognition and measurement

Income is recognised when it is probable that the economic benefits associated with a transaction will flow to the Group and can be reliably measured. Dividends are recognised upon declaration.

6    Income tax expense

	2020	2019	2018
	US$M	US$M	US$M
Total taxation expense comprises:
Current tax expense	5,109	5,408	5,052
Deferred tax (benefit)/expense	(335)	121	1,955

	4,774	5,529	7,007

	2020	2019	2018
	US$M	US$M	US$M
Factors affecting income tax expense for the year
Income tax expense differs to the standard rate of corporation tax as follows:
Profit before taxation	13,510	15,049	14,751

Tax on profit at Australian prima facie tax rate of 30 per cent	4,053	4,515	4,425

Impact of US tax reform
Tax rate changes	–	–	1,390
Non-tax effected operating losses and capital gains	–	–	834
Tax on remitted and unremitted foreign earnings (1)	–	–	194
Recognition of previously unrecognised tax assets	–	–	(95)
Other	–	–	(3)

Subtotal	–	–	2,320
Other items not related to US tax reform
Non-tax effected operating losses and capital gains	707	742	721
Tax on remitted and unremitted foreign earnings	225	283	401
Tax effect of (loss)/profit from equity accounted investments, related impairments and expenses (2)	154	164	(44)
Amounts under/(over) provided in prior years	64	(21)	(51)
Foreign exchange adjustments	20	(25)	(152)
Tax rate changes	(8)	6	(79)
Recognition of previously unrecognised tax assets	(30)	(10)	(170)
Investment and development allowance	(99)	(94)	(180)
Impact of tax rates applicable outside of Australia (3)	(167)	(312)	(484)
Other	(211)	87	172

Income tax expense	4,708	5,335	6,879

Royalty-related taxation (net of income tax benefit)	66	194	128

Total taxation expense	4,774	5,529	7,007

(1)	Comprising US$797 million repatriation tax net of US$603 million of previously unrecognised tax credits.

(2)

The (loss)/profit from equity accounted investments, related impairments and expenses is net of income tax. This item removes the prima facie tax effect on such (loss)/profit, related impairments and expenses.

(3)

All profits earned in Singapore by BHP’s Sales and Marketing organisation from the sale of our Australian commodities acquired from entities controlled by BHP Group Limited are subject to Australian ‘top up tax’ under the Controlled Foreign Company tax rules in FY2020. This reflects the change in ownership of the main Sales and Marketing entity, in accordance with the settlement agreement entered into with the Australian Taxation Office in FY2019 to resolve a long-standing transfer pricing dispute.

Income tax recognised in other comprehensive income is as follows:

	2020	2019	2018
	US$M	US$M	US$M
Income tax effect of:
Items that may be reclassified subsequently to the income statement:
Net valuation gains on investments taken to equity	–	–	(3)
Cash flow hedges:
Gains/(losses) taken to equity	94	98	(25)
(Gains)/losses transferred to the income statement	(89)	(90)	64

Income tax credit relating to items that may be reclassified subsequently to the income statement	5	8	36

Items that will not be reclassified to the income statement:
Remeasurement gains/(losses) on pension and medical schemes	25	7	(22)
Others	1	12	8

Income tax credit/(charge) relating to items that will not be reclassified to the income statement	26	19	(14)

Total income tax credit relating to components of other comprehensive income (1)	31	27	22

(1)

Included within total income tax relating to components of other comprehensive income is US$31 million relating to deferred taxes and US$ nil relating to current taxes (2019: US$15 million and US$12 million; 2018: US$17 million and US$5 million).

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

Tax and royalty obligations assessed as having probable future economic outflows capable of reliable measurement are provided for as at 30 June 2020. Matters with a possible economic outflow and/or presently incapable of being measured reliably are contingent liabilities and disclosed in note 33 ‘Contingent liabilities’. Individually significant matters, including those resolved during the financial year, are outlined below to the extent that disclosure does not prejudice the Group.

Controlled Foreign Companies dispute	On 11 March 2020, the Australian High Court ruled that BHP Group Limited and BHP Group Plc are ‘associates’ under the Controlled Foreign Companies rules, and therefore profits earned globally by BHP’s Sales and Marketing organisation from the sale of commodities acquired from Australian subsidiaries of BHP Group Plc are subject to ‘top-up tax’ in Australia at the corporate tax rate of 30 per cent. As a result of this ruling, BHP paid approximately US$115 million in additional taxes for the prior years, being FY2006 to FY2019, with US$32 million paid in prior periods and US$83 million paid in FY2020.

Samarco tax assessments	Details of uncertain tax and royalty matters relating to Samarco are disclosed in note 4 ‘Significant events – Samarco dam failure’.

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

Uncertain tax matters

Judgements: Management applies judgements about the application of income tax legislation and its interaction with income tax accounting principles. These judgements are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of tax assets and tax liabilities, including deferred tax, recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised.

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

7    Earnings per share

	2020	2019	2018
Earnings attributable to BHP shareholders (US$M)
- Continuing operations	7,956	8,648	6,652
- Total	7,956	8,306	3,705
Weighted average number of shares (Million)
- Basic	5,057	5,180	5,323
- Diluted	5,069	5,193	5,337
Basic earnings per ordinary share (US cents)
- Continuing operations	157.3	166.9	125.0
- Total	157.3	160.3	69.6
Diluted earnings per ordinary share (US cents)
- Continuing operations	157.0	166.5	124.6
- Total	157.0	159.9	69.4

Refer to note 28 ‘Discontinued operations’ for basic earnings per share and diluted earnings per share for Discontinued operations.

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

During December 2018, 266 million BHP Group Limited shares were bought back and then cancelled during the period following an off-market buy-back program of US$5.2 billion related to the disbursement of proceeds from the disposal of Onshore US.

For the purposes of calculating diluted earnings per share, the effect of 12 million dilutive shares has been taken into account for the year ended 30 June 2020 (2019: 13 million shares; 2018: 14 million shares). The Group’s only potential dilutive ordinary shares are share awards granted under the employee share ownership plans for which terms and conditions are described in note 24 ‘Employee share ownership plans’. Diluted earnings per share calculation excludes instruments which are considered antidilutive.

At 30 June 2020, there are no instruments which are considered antidilutive (2019: nil; 2018: nil).

Working capital

8    Trade and other receivables

	2020	2019
	US$M	US$M
Trade receivables	1,974	2,403
Loans to equity accounted investments	40	33
Other receivables	1,617	1,339

Total	3,631	3,775

Comprising:
Current	3,364	3,462
Non-current	267	313

Recognition and measurement

Trade receivables are recognised initially at their transactions price or, for those receivables containing a significant financing component, at fair value. Trade receivables are subsequently measured at amortised cost using the effective interest method, less an allowance for impairment, except for provisionally priced receivables which are subsequently measured at fair value through the income statement under IFRS 9.

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

Credit risk can arise from the non-performance by counterparties of their contractual financial obligations towards the Group. To manage credit risk, the Group maintains Group-wide procedures covering the application for credit approvals, granting and renewal of counterparty limits, proactive monitoring of exposures against these limits and requirements triggering secured payment terms. As part of these processes, the credit exposures with all counterparties are regularly monitored and assessed on a timely basis. The credit quality of the Group’s customers is reviewed and the solvency of each debtor and their ability to pay the receivable is considered in assessing receivables for impairment.

The 10 largest customers represented 32 per cent (2019: 34 per cent) of total credit risk exposures managed by the Group.

Receivables are deemed to be past due or impaired in accordance with the Group’s terms and conditions. These terms and conditions are determined on a case-by-case basis with reference to the customer’s credit quality, payment performance and prevailing market conditions. As at 30 June 2020, trade receivables of US$23 million (2019: US$14 million) were past due but not impaired. The majority of these receivables were less than 30 days overdue.

The assessment of recoverability of trade receivables at 30 June 2020 has considered the impacts of COVID-19 and no material recoverability issues have been identified. Enhanced credit monitoring of commercial counterparties commenced from late January 2020 as COVID-19 impacted key markets in Asia, Europe and the United States and increased commodity price volatility.

At 30 June 2020, trade receivables are stated net of provisions for expected credit losses of US$2 million (2019: US$3 million).

9    Trade and other payables

	2020	2019
	US$M	US$M
Trade payables	4,396	5,162
Other payables	1,372	1,560

Total	5,768	6,722

Comprising:
Current	5,767	6,717
Non-current	1	5

10    Inventories

	2020	2019	Definitions
	US$M	US$M
Raw materials and consumables	1,797	1,406	Spares, consumables and other supplies yet to be utilised in the production process or in the rendering of services.
Work in progress	2,814	2,515	Commodities currently in the production process that require further processing by the Group to a saleable form.
Finished goods	711	687	Commodities held-for-sale and not requiring further processing by the Group.

Total (1)	5,322	4,608

Comprising:
Current	4,101	3,840
Non-current	1,221	768	Inventories classified as non-current are not expected to be utilised or sold within 12 months after the reporting date or within the operating cycle of the business.

(1)

Inventory write-downs of US$37 million were recognised during the year (2019: US$16 million; 2018: US$18 million). Inventory write-downs of US$13 million made in previous periods were reversed during the year (2019: US$21 million; 2018: US$2 million).

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

Mining and Petroleum assets

11    Property, plant and equipment

	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Exploration and evaluation	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Net book value – 30 June 2020
At the beginning of the financial year	7,885	38,174	9,211	11,149	1,622	68,041
Impact of adopting IFRS 16 (1)	754	1,400	–	–	–	2,154
Additions (2)	115	1,719	684	6,100	218	8,836
Remeasurements of index-linked freight contracts (3)	–	733	–	–	–	733
Depreciation for the year	(630)	(5,104)	(294)	–	–	(6,028)
Impairments, net of reversals	(17)	(189)	(288)	–	–	(494)
Disposals	(12)	(22)	–	–	(65)	(99)
Transfers and other movements	292	2,718	(661)	(3,475)	345	(781)

At the end of the financial year (4)	8,387	39,429	8,652	13,774	2,120	72,362

– Cost	13,932	97,230	13,736	13,774	2,899	141,571
– Accumulated depreciation and impairments	(5,545)	(57,801)	(5,084)	–	(779)	(69,209)

Net book value – 30 June 2019
At the beginning of the financial year	8,152	40,885	8,974	7,554	1,617	67,182
Additions (2)	5	515	1,023	5,799	418	7,760
Depreciation for the year	(585)	(4,885)	(277)	–	–	(5,747)
Impairments, net of reversals	(9)	(234)	–	–	(7)	(250)
Disposals	(2)	(40)	(5)	–	–	(47)
Transferred to assets held for sale	–	–	–	(331)	–	(331)
Exchange variations taken to reserve	–	(1)	–	–	–	(1)
Transfers and other movements	324	1,934	(504)	(1,873)	(406)	(525)

At the end of the financial year (4)	7,885	38,174	9,211	11,149	1,622	68,041

– Cost	12,825	92,090	13,681	11,149	2,404	132,149
– Accumulated depreciation and impairments	(4,940)	(53,916)	(4,470)	–	(782)	(64,108)

(1)	Refer to note 38 ‘New and amended accounting standards and interpretations’.

(2)	Includes change in estimates and net foreign exchange gains/(losses) related to the closure and rehabilitation provisions for operating sites. Refer to note 14 ‘Closure and rehabilitation provisions’.

(3)	Relates to remeasurements of index-linked freight contracts including continuous voyage charters (CVCs). Refer to note 20 ‘Leases’.

(4)

Includes the carrying value of the Group’s right-of-use assets relating to land and buildings and plant and equipment of US$3,047 million (2019: US$492 million relating to finance leases). Refer to note 20 ‘Leases’ for the movement of the right-of-use assets during FY2020.

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

Exploration and evaluation

Exploration costs are incurred to discover mineral and petroleum deposits. Evaluation costs are incurred to assess the technical feasibility and commercial viability of deposits found.

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

Commitments

The Group’s commitments for capital expenditure were US$2,585 million as at 30 June 2020 (2019: US$3,308 million). The Group’s commitments related to leases are included in note 20 ‘Leases’.

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

Indicators of impairment may include changes in the Group’s operating and economic assumptions, including those arising from changes in reserves or mine planning, updates to the Group’s commodity supply, demand and price forecasts, or the possible additional impacts from emerging risks such as those related to climate change and the transition to a lower carbon economy and pandemics similar to COVID-19.

Climate change

Impacts related to climate change and the transition to a lower carbon economy may include:

•   demand for the Group’s commodities decreasing, due to policy, regulatory (including carbon pricing mechanisms), legal, technological, market or societal responses to climate change, resulting in a proportion of a CGU’s reserves becoming incapable of extraction in an economically viable fashion;

• physical impacts related to acute risks resulting from increased severity of extreme weather events, and those related to chronic risks resulting from longer-term changes in climate patterns.

The Group continues to develop its assessment of the potential impacts of climate change and the transition to a lower carbon economy. Where sufficiently developed, the potential financial impacts on the Group of climate change and the transition to a lower carbon economy have been considered in the assessment of indicators of impairment, including:

• the Group’s current assumptions relating to demand for commodities and carbon pricing and their impact on the Group’s long term price forecasts;

• the Group’s operational emissions reduction strategy. For example, transitioning to renewable power supply contracts at the Group’s Escondida and Spence operations.

COVID-19

The macro economic disruptions relating to COVID-19 and mitigating actions enforced by health authorities create uncertainty in the Group’s operating and economic assumptions, including commodity prices, demand and supply volumes, operating costs, and discount rates.

However, given the long-lived nature of the majority of the Group’s assets, COVID-19 did not, in isolation, result in the identification of indicators of impairment for the Group’s asset values at 30 June 2020.

Due to ongoing uncertainty as to the extent and duration of COVID-19 restrictions and the overall impact on economic activity, actual experience may materially differ from internal forecasts and may result in the reassessment of indicators of impairment for the Group’s assets in future reporting periods.

Petroleum

Given the significant petroleum price volatility in CY2020 and the potential impact of climate change on long term petroleum prices, the Group considered a range of long term price assumptions, including oil prices at US$55 a barrel (Brent), when determining that no indicators of impairment existed at 30 June 2020.

Estimates: In determining the recoverable amount of assets, in the absence of quoted market prices, estimates are made regarding the present value of future post-tax cash flows. These estimates are made from the perspective of a market participant and include prices, future production volumes, operating costs, tax attributes and discount rates. All estimates require significant management judgements and assumptions and are subject to risk and uncertainty that may be beyond the control of the Group; hence, there is a possibility that changes in circumstances will materially alter projections, which may impact the recoverable amount of assets at each reporting date.

12    Intangible assets

	2020			2019
	Goodwill	Other intangibles	Total	Goodwill	Other intangibles	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Net book value
At the beginning of the financial year	247	428	675	247	531	778
Additions	–	98	98	–	31	31
Amortisation for the year	–	(118)	(118)	–	(142)	(142)
Impairments for the year	–	–	–	–	(14)	(14)
Transfers and other movements	–	(31)	(31)	–	22	22

At the end of the financial year (1)	247	377	624	247	428	675

– Cost	247	1,580	1,827	247	1,697	1,944
– Accumulated amortisation and impairments	–	(1,203)	(1,203)	–	(1,269)	(1,269)

(1)

The Group’s aggregate net carrying value of goodwill is US$247 million (2019: US$247 million), representing less than one per cent of net equity at 30 June 2020 (2019: less than one per cent). The goodwill is allocated across a number of CGUs.

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

13    Deferred tax balances

The movement for the year in the Group’s net deferred tax position is as follows:

	2020	2019	2018
	US$M	US$M	US$M
Net deferred tax asset
At the beginning of the financial year	530	569	2,023
Income tax credit/(charge) recorded in the income statement (1)	335	(81)	(1,445)
Income tax credit recorded directly in equity	34	15	17
Other movements	31	27	(26)

At the end of the financial year	930	530	569

(1)	Includes Discontinued operations income tax credit to the income statement of US$ nil (2019: US$40 million; 2018: US$510 million).

For recognition and measurement refer to note 6 ‘Income tax expense’.

The composition of the Group’s net deferred tax assets and liabilities recognised in the balance sheet and the deferred tax expense (credited)/charged to the income statement is as follows:

	Deferred tax assets		Deferred tax liabilities		(Credited)/charged to the income statement
	2020	2019	2020	2019	2020	2019	2018
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Type of temporary difference
Depreciation (1)	(2,749)	(1,717)	1,807	1,444	1,394	(951)	(752)
Exploration expenditure	398	449	–	–	51	43	51
Employee benefits	353	310	(26)	(6)	(38)	14	31
Closure and rehabilitation	2,100	1,671	(109)	(203)	(334)	(53)	218
Resource rent tax	359	431	921	1,112	(119)	(179)	(194)
Other provisions	173	144	(239)	(1)	(268)	(2)	(11)
Deferred income	(4)	24	–	(5)	33	(9)	(13)
Deferred charges	(383)	(416)	187	286	(132)	56	(119)
Investments, including foreign tax credits	348	412	458	600	(77)	70	615
Foreign exchange gains and losses	(134)	(97)	(61)	(6)	(18)	(45)	(20)
Tax losses	2,759	2,611	–	–	(148)	1,147	1,595
Lease liability (1)	548	–	(245)	–	(793)	–	–
Other	(80)	(58)	65	13	114	(10)	44

Total	3,688	3,764	2,758	3,234	(335)	81	1,445

(1)	Includes deferred tax associated with the recognition of right-of-use assets and lease liabilities on adoption of IFRS 16. Refer to note 20 ‘Leases’.

The amount of deferred tax assets dependent on future taxable profits not arising from the reversal of existing deferred tax liabilities, and which relate to tax jurisdictions where the taxable entity has suffered a loss in the current or preceding year, was US$2,865 million at 30 June 2020 (2019: US$2,229 million). It is considered probable that these benefits will be utilised based on anticipated future taxable income or gains in relevant jurisdictions. The amounts recognised in the Financial Statements reflect the Group’s best judgements and estimates as described in note 6 ‘Income tax expense’.

The composition of the Group’s unrecognised deferred tax assets and liabilities is as follows:

	2020	2019
	US$M	US$M
Unrecognised deferred tax assets
Tax losses and tax credits (1)	4,088	3,720
Investments in subsidiaries (2)	1,575	1,656
Deductible temporary differences relating to PRRT (3)	2,079	2,197
Mineral rights (4)	2,244	2,230
Other deductible temporary differences (5)	673	412

Total unrecognised deferred tax assets	10,659	10,215

Unrecognised deferred tax liabilities
Investments in subsidiaries (2)	2,375	2,253
Future taxable temporary differences relating to unrecognised deferred tax asset for PRRT (3)	624	659

Total unrecognised deferred tax liabilities	2,999	2,912

(1)

At 30 June 2020, the Group had income and capital tax losses with a tax benefit of US$2,405 million (2019: US$2,265 million) and tax credits of US$1,683 million (2019: US$1,455 million), which are not recognised as deferred tax assets, because it is not probable that future taxable profits or capital gains will be available against which the Group can utilise the benefits.

The gross amount of tax losses carried forward that have not been recognised is as follows:

Year of expiry	2020
US$M
Income tax losses
Not later than one year	474
Later than one year and not later than two years	240
Later than two years and not later than five years	2,525
Later than five years and not later than 10 years	679
Later than 10 years and not later than 20 years	2,379
Unlimited	2,262

8,559

Capital tax losses
Not later than one year	–
Later than two years and not later than five years	–
Unlimited	4,150

Gross amount of tax losses not recognised	12,709

Tax effect of total losses not recognised	2,405

Of the US$1,683 million of tax credits, US$1,637 million expires not later than 10 years and US$46 million expires later than 10 years and not later than 20 years.

(2)

The Group had deferred tax assets and deferred tax liabilities associated with undistributed earnings of subsidiaries that have not been recognised because the Group is able to control the timing of the reversal of the temporary differences and it is not probable that these differences will reverse in the foreseeable future.

(3)

The Group had unrecognised deferred tax assets relating to Australian Petroleum Resource Rent Tax (PRRT). Recognition of a deferred tax asset for PRRT depends on benefits expected to be obtained from the deduction against PRRT liabilities. As PRRT payments are deductible for income tax purposes, to the extent these PRRT deferred tax assets are recognised this would give rise to a corresponding deferred tax liability for income tax (presented as the future taxable temporary differences relating to the unrecognised PRRT deferred tax assets).

(4)

The Group had deductible temporary differences relating to mineral rights for which deferred tax assets had not been recognised because it is not probable that future capital gains will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

(5)

The Group had other deductible temporary differences for which deferred tax assets had not been recognised because it is not probable that future taxable profits will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

14    Closure and rehabilitation provisions

	2020	2019
	US$M	US$M
At the beginning of the financial year	6,977	6,330
Capitalised amounts for operating sites:
Change in estimate	1,255	494
Exchange translation	(188)	(194)
Adjustments charged/(credited) to the income statement:
Increases to existing and new provisions	731	318
Exchange translation	(19)	(7)
Released during the year	(43)	(33)
Other adjustments to the provision:
Amortisation of discounting impacting net finance costs	356	353
Expenditure on closure and rehabilitation activities	(258)	(201)
Exchange variations impacting foreign currency translation reserve	(1)	(2)
Divestment and demerger of subsidiaries and operations	–	(80)
Other movements	–	(1)

At the end of the financial year	8,810	6,977

Comprising:
Current	373	361
Non-current	8,437	6,616

Operating sites	6,636	5,535
Closed sites	2,174	1,442

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

Closure and rehabilitation provisions are initially recognised when an environmental disturbance first occurs. The individual site provisions are an estimate of the expected value of future cash flows required to rehabilitate the relevant site using current restoration standards and techniques and taking into account risks and uncertainties. Individual site provisions are discounted to their present value using currency specific discount rates aligned to the estimated timing of cash outflows.

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

•   revisions to estimated reserves and lives of operations;

•   developments in technology;

•   regulatory requirements and environmental management strategies;

•   changes in the estimated extent and costs of anticipated activities, including the effects of inflation and movements in foreign exchange rates;

•   movements in interest rates affecting the discount rate applied.

Changes to the closure and rehabilitation estimate for operating sites are added to, or deducted from, the related asset and amortised on a prospective basis accordingly over the remaining life of the operation, generally applying the units of production method.

Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognised as an expense and liability when the event gives rise to an obligation that is probable and capable of reliable estimation.

Closed sites

Where future economic benefits are no longer expected to be derived through operation, changes to the associated closure and remediation costs are charged/(credited) to the income statement in the period identified. This amounted to a charge of US$669 million in the year ended 30 June 2020 (2019: charge of US$251 million; 2018: credit of US$(21) million).

Key estimates

The recognition and measurement of closure and rehabilitation provisions requires the use of significant estimates and assumptions, including, but not limited to:

•   the extent (due to legal or constructive obligations) of potential activities required for the removal of infrastructure and rehabilitation activities (including activities to mitigate the potential physical impact of climate change);

• costs associated with future rehabilitation activities;

• applicable real discount rates;

• the timing of cash flows and ultimate closure of operations.

Rehabilitation activities are generally undertaken at the end of the production life at the individual sites, the estimated timing of which is informed by the Group’s current assumptions relating to demand for commodities and carbon pricing, and their impact on the Group’s long-term price forecasts. Remaining production lives range from 4-91 years with an average for all sites, weighted by current closure provision, of approximately 28 years. The discount rates applied to the Group’s closure and rehabilitation provisions were revised during the year to reflect decreases in market interest rates. The effect of changes to discount rates was an increase of approximatively US$675 million in the closure and rehabilitation provision of which US$90 million in respect of closed sites was recognised in the income statement.

A further 0.5 per cent decrease in the real discount rates applied at 30 June 2020 would result in an increase to the closure and rehabilitation provision of US$772 million, an increase in property, plant and equipment of US$606 million in relation to operating sites and an income statement charge of US$166 million in respect of closed sites. In addition, the change would result in an increase of approximately US$35 million to depreciation expense and a US$16 million reduction in net finance costs for the year ending 30 June 2021.

Given the long-lived nature of the majority of the Group’s assets, closure activities are not expected to occur for a significant period of time. While the closure and rehabilitation provisions reflect management’s best estimates based on current knowledge and information, further studies and detailed analysis of the closure activities for individual assets will be performed as the assets near the end of their operational life and/or detailed closure plans are required to be submitted to relevant regulatory authorities. Such studies and analysis can impact the estimated costs of closure activities. Estimates can also be impacted by the emergence of new restoration techniques, changes in regulatory requirements for rehabilitation, risks relating to climate change and the transition to a lower carbon economy, and experience at other operations. These uncertainties may result in future actual expenditure differing from the amounts currently provided for in the balance sheet.

Capital structure

15    Share capital

	BHP Group Limited			BHP Group Plc
	2020 shares	2019 shares	2018 shares	2020 shares	2019 shares	2018 shares
Share capital issued
Opening number of shares	2,945,851,394	3,211,691,105	3,211,691,105	2,112,071,796	2,112,071,796	2,112,071,796
Purchase of shares by ESOP Trusts	(5,975,189)	(6,854,057)	(7,469,236)	(185,297)	(274,069)	(679,223)
Employee share awards exercised following vesting	6,893,113	5,902,588	7,339,522	222,245	275,984	711,705
Movement in treasury shares under Employee Share Plans	(917,924)	951,469	129,714	(36,948)	(1,915)	(32,482)
Shares bought back and cancelled (1)	–	(265,839,711)	–	–	–	–

Closing number of shares (2)	2,945,851,394	2,945,851,394	3,211,691,105	2,112,071,796	2,112,071,796	2,112,071,796

Comprising:
Shares held by the public	2,945,621,003	2,944,703,079	3,211,494,259	2,112,069,025	2,112,032,077	2,112,030,162
Treasury shares	230,391	1,148,315	196,846	2,771	39,719	41,634
Other share classes
Special Voting share of no par value	1	1	1	–	–	–
Special Voting share of US$0.50 par value	–	–	–	1	1	1
5.5% Preference shares of £1 each	–	–	–	50,000	50,000	50,000
DLC Dividend share	1	1	1	–	–	–

(1)	During December 2018, BHP completed an off-market buy-back program of US$5.2 billion of BHP Group Limited shares related to the disbursement of proceeds from the disposal of Onshore US.

(2)	No fully paid ordinary shares in BHP Group Limited or BHP Group Plc were issued on the exercise of employee share awards during the period 1 July 2020 to 3 September 2020.

Recognition and measurement

Share capital of BHP Group Limited and BHP Group Plc is composed of the following classes of shares:

Ordinary shares fully paid	Special Voting shares	Preference shares
BHP Group Limited ordinary shares fully paid and BHP Group Plc ordinary shares fully paid of US$0.50 par value, represent 99.99 per cent of the total number of shares. Any profit remaining after payment of preferred distributions is available for distribution to the holders of BHP Group Limited and BHP Group Plc ordinary shares in equal amounts per share.	Each of BHP Group Limited and BHP Group Plc issued one Special Voting share to facilitate joint voting by shareholders of BHP Group Limited and BHP Group Plc on Joint Electorate Actions. There has been no movement in these shares.	Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Group Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. There has been no movement in these shares, all of which are held by JP Morgan Limited.

DLC Dividend share	Treasury shares
The DLC Dividend share supports the Dual Listed Company (DLC) equalisation principles in place since the merger in 2001, including the requirement that ordinary shareholders of BHP Group Plc and BHP Group Limited are paid equal cash dividends per share. This share enables efficient and flexible capital management across the DLC and was issued on 23 February 2016 at par value of US$10.	Treasury shares are shares of BHP Group Limited and BHP Group Plc and are held by the ESOP Trusts for the purpose of issuing shares to employees under the Group’s Employee Share Plans. Treasury shares are recognised at cost and deducted from equity, net of any income tax effects. When the treasury shares are subsequently sold or reissued, any consideration received, net of any directly attributable costs and income tax effects, is recognised as an increase in equity. Any difference between the carrying amount and the consideration, if reissued, is recognised in retained earnings.

16    Other equity

	2020	2019	2018	Recognition and measurement
	US$M	US$M	US$M
Share premium account	518	518	518	The share premium account represents the premium paid on the issue of BHP Group Plc shares recognised in accordance with the UK Companies Act 2006.
Foreign currency translation reserve	39	37	42	The foreign currency translation reserve represents exchange differences arising from the translation of non-US dollar functional currency operations within the Group into US dollars.
Employee share awards reserve	246	213	196

The employee share awards reserve represents the accrued employee entitlements to share awards that have been charged to the income statement and have not yet been exercised.

Once exercised, the difference between the accumulated fair value of the awards and their historical on-market purchase price is recognised in retained earnings.

Cash flow hedge reserve	50	114	58	The cash flow hedge reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognised in the income statement when the hedged transaction impacts the income statement, or is recognised as an adjustment to the cost of non-financial hedged items. The hedging reserve records the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge relationship.
Cost of hedging reserve	(23)	(74)	–	The cost of hedging reserve represents the recognition of certain costs of hedging for example, basis adjustments, which have been excluded from the hedging relationship and deferred in other comprehensive income until the hedged transaction impacts the income statement.
Equity investments reserve	16	17	16	The financial assets reserve represents the revaluation of investments in shares recognised through other comprehensive income. Where a revalued financial asset is sold, the relevant portion of the reserve is transferred to retained earnings.
Capital redemption reserve	177	177	177	The capital redemption reserve represents the par value of BHP Group Plc shares that were purchased and subsequently cancelled. The cancellation of the shares creates a non-distributable capital redemption reserve.
Non-controlling interest contribution reserve	1,283	1,283	1,283	The non-controlling interest contribution reserve represents the excess of consideration received over the book value of net assets attributable to equity instruments when acquired by non-controlling interests.

Total reserves	2,306	2,285	2,290

Summarised financial information relating to each of the Group’s subsidiaries with non-controlling interests (NCI) that are material to the Group before any intra-group eliminations is shown below:

	2020			2019
US$M	Minera Escondida Limitada	Other individually immaterial subsidiaries (incl. intra -group eliminations)	Total	Minera Escondida Limitada	Other individually immaterial subsidiaries (incl. intra -group eliminations)	Total
Group share (per cent)	57.5			57.5

Current assets	2,432			2,456
Non-current assets	12,121			12,538
Current liabilities	(1,614)			(1,826)
Non-current liabilities	(4,613)			(4,122)

Net assets	8,326			9,046

Net assets attributable to NCI	3,539	771	4,310	3,845	739	4,584

Revenue	6,719			6,876
Profit after taxation	1,088			1,360
Other comprehensive income	(27)			(1)

Total comprehensive income	1,061			1,359

Profit after taxation attributable to NCI	462	318	780	578	301	879
Other comprehensive income attributable to NCI	(11)	–	(11)	–	(1)	(1)

Net operating cash flow	2,637			3,283
Net investing cash flow	(919)			(1,034)
Net financing cash flow	(1,920)			(2,517)

Dividends paid to NCI (1)	757	286	1,043	986	219	1,205

(1)	Includes dividends paid to non-controlling interests related to Onshore US of US$ nil (2019: US$7 million). Refer to note 28 ‘Discontinued operations’.

While the Group controls Minera Escondida Limitada, the non-controlling interests hold certain protective rights that restrict the Group’s ability to sell assets held by Minera Escondida Limitada, or use the assets in other subsidiaries and operations owned by the Group. Minera Escondida Limitada is also restricted from paying dividends without the approval of the non-controlling interests.

17    Dividends

	Year ended 30 June 2020		Year ended 30 June 2019		Year ended 30 June 2018
	Per share	Total	Per share	Total	Per share	Total
	US cents	US$M	US cents	US$M	US cents	US$M
Dividends paid during the period (1)
Prior year final dividend	78	3,946	63	3,356	43	2,291
Interim dividend	65	3,288	55	2,788	55	2,930
Special dividend	–	–	102	5,158	–	–

	143	7,234	220	11,302	98	5,221

(1)	5.5 per cent dividend on 50,000 preference shares of £1 each determined and paid annually (2019: 5.5 per cent; 2018: 5.5 per cent).

Dividends paid during the period differs from the amount of dividends paid in the Cash Flow Statement as a result of foreign exchange gains and losses relating to the timing of equity distributions between the record date and the payment date. An additional derivative settlement of US$322 million was made as part of the funding of the interim dividend and is disclosed in Proceeds/(settlements) of cash management related instruments in the Cash Flow Statement.

The Dual Listed Company merger terms require that ordinary shareholders of BHP Group Limited and BHP Group Plc are paid equal cash dividends on a per share basis. Each American Depositary Share (ADS) represents two ordinary shares of BHP Group Limited or BHP Group Plc. Dividends determined on each ADS represent twice the dividend determined on BHP Group Limited or BHP Group Plc ordinary shares.

Dividends are determined after period-end and announced with the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to year-end, on 18 August 2020, BHP Group Limited and BHP Group Plc determined a final dividend of 55 US cents per share (US$2,782 million), which will be paid on 22 September 2020 (30 June 2019: final dividend of 78 US cents per share – US$3,944 million; 30 June 2018: final dividend of 63 US cents per share – US$3,356 million).

BHP Group Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2020	2019	2018
	US$M	US$M	US$M
Franking credits as at 30 June	10,980	8,681	10,400
Franking credits arising from the payment of current tax	471	1,194	1,330

Total franking credits available (1)	11,451	9,875	11,730

(1)	The payment of the final 2020 dividend determined after 30 June 2020 will reduce the franking account balance by US$694 million.

18    Provisions for dividends and other liabilities

The disclosure below excludes closure and rehabilitation provisions (refer to note 14 ‘Closure and rehabilitation provisions’), employee benefits, restructuring and post-retirement employee benefits provisions (refer to note 25 ‘Employee benefits, restructuring and post-retirement employee benefits provisions’) and provisions related to the Samarco dam failure (refer to note 4 ‘Significant events – Samarco dam failure’).

	2020	2019
	US$M	US$M
Movement in provision for dividends and other liabilities
At the beginning of the financial year	501	944
Dividends determined	7,234	11,302
Charge/(credit) for the year:
Underlying	1,027	372
Discounting	3	10
Exchange variations	(356)	101
Released during the year	(94)	(391)
Utilisation	(99)	(338)
Dividends paid	(6,876)	(11,395)
Transfers and other movements	(100)	(104)

At the end of the financial year	1,240	501

Comprising:
Current	258	220
Non-current	982	281

Financial management

19    Net debt

The Group seeks to maintain a strong balance sheet and deploys its capital with reference to the Capital Allocation Framework.

The Group monitors capital using the net debt balance and the gearing ratio, being the ratio of net debt to net debt plus net assets.

With effect from 1 July 2019, the net debt definition includes the fair value of derivative financial instruments used to hedge cash and borrowings. Management believes this amendment is useful because it reflects the Group’s risk management strategy of reducing the volatility of net debt caused by fluctuations in foreign exchange and interest rates.

Net debt-related derivative financial instruments are a subset of the other financial assets and liabilities presented in the Consolidated Balance Sheet. Prior period comparatives have been restated to reflect the change in net debt calculation.

As a result of the adoption of IFRS 16/AASB 16 ‘Leases’ (IFRS 16) from 1 July 2019, the current period ‘Total Interest bearing liabilities’ includes a US$2,793 million increase in gross debt during the year. The Group elected to apply the modified retrospective transition approach to IFRS 16, with no restatement of comparative periods. Refer to note 20 ‘Leases’ for information on lease liabilities.

Vessel lease contracts that are priced with reference to a freight index, which did not meet the definition of a lease under IAS 17/AASB 117 ‘Leases’ (IAS 17) , now meet the definition of a lease under IFRS 16. These contracts are required to be remeasured at each reporting date to the prevailing freight index. While these liabilities are included in the Group interest bearing liabilities, they are excluded from the net debt calculation as they do not align with how the Group assesses net debt for decision making in relation to the Capital Allocation Framework. In addition, the freight index has historically been volatile which creates significant short-term fluctuation in these liabilities. As of 1 January 2020, the Group excludes these liabilities from its net debt calculation.

	2020		2019 Restated
US$M	Current	Non-current	Current	Non-current
Interest bearing liabilities
Bank loans	737	1,755	508	1,990
Notes and debentures	3,354	17,691	1,002	20,527
Lease liabilities (1)	853	2,590	65	650
Bank overdraft and short-term borrowings	–	–	20	–
Other	68	–	66	–

Total interest bearing liabilities	5,012	22,036	1,661	23,167

Less: Lease liability associated with index-linked freight contracts	379	781	–	–

Less: Cash and cash equivalents
Cash	3,493	–	2,210	–
Short-term deposits	9,933	–	13,403	–

Less: Total cash and cash equivalents	13,426	–	15,613	–

Less: Derivatives included in net debt
Net debt management related instruments (2)	(162)	595	(48)	(156)
Net cash management related instruments (3)	(15)	–	(27)	–

Less: Total derivatives included in net debt	(177)	595	(75)	(156)

Net debt		12,044		9,446

Net assets		52,246		51,824

Gearing		18.7%		15.4%

(1)	Reflects the impact of IFRS 16. Refer to note 20 ‘Leases’.

(2)	Represents the net cross currency and interest rate swaps designated as effective hedging instruments included within current and non-current other financial assets and liabilities.

(3)	Represents the net forward exchange contracts included within current and non-current other financial assets and liabilities.

Cash and short-term deposits are disclosed in the cash flow statement net of bank overdrafts and interest bearing liabilities at call.

	2020	2019	2018
	US$M	US$M	US$M
Total cash and cash equivalents	13,426	15,613	15,871
Bank overdrafts and short-term borrowings	–	(20)	(58)

Total cash and cash equivalents, net of overdrafts	13,426	15,593	15,813

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

Cash and cash equivalents includes US$96 million (2019: US$108 million) restricted by legal or contractual arrangements.

Interest bearing liabilities and cash and cash equivalents include balances denominated in the following currencies:

	Interest bearing liabilities		Cash and cash equivalents
	2020	2019	2020	2019
	US$M	US$M	US$M	US$M
USD	14,625	12,485	9,555	9,214
EUR	7,323	7,680	4	6
GBP	3,272	3,118	519	48
AUD	1,055	951	1,011	3,023
CAD	597	594	2,131	3,092
Other	176	–	206	230

Total	27,048	24,828	13,426	15,613

The Group enters into derivative transactions to convert the majority of its exposures above into US dollars. Further information on the Group’s risk management activities relating to these balances is provided in note 22 ‘Financial risk management’.

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

Standard & Poor’s credit rating of the Group remained at the A level with stable outlook throughout FY2020. On 1 May 2020, Moody’s affirmed its credit rating of the Group at A2 with a stable outlook.

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

Derivative fair values are inclusive of valuation adjustments that take into account both the counterparty and the Group’s risk of default.

Standby arrangements and unused credit facilities

The Group’s committed revolving credit facility operates as a back-stop to the Group’s uncommitted commercial paper program. The combined amount drawn under the facility or as commercial paper will not exceed US$5.5 billion. As at 30 June 2020, US$ nil commercial paper was drawn (2019: US$ nil). The revolving credit facility was refinanced on 10 October 2019 and has a five-year maturity ending 10 October 2024. A commitment fee is payable on the undrawn balance and an interest rate comprising an interbank rate plus a margin applies to any drawn balance. The agreed margins are typical for a credit facility extended to a company with the Group’s credit rating.

Maturity profile of financial liabilities

The maturity profile of the Group’s financial liabilities based on the undiscounted contractual amounts, taking into account the derivatives related to debt, is as follows:

2020 US$M	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to debentures	Other derivatives	Obligations under lease liabilities (1)	Trade and other payables (2)	Total
Due for payment:
In one year or less or on demand	4,138	813	260	60	927	5,622	11,820
In more than one year but not more than two years	1,665	702	81	–	630	1	3,079
In more than two years but not more than five years	5,727	1,713	819	–	1,335	–	9,594
In more than five years	10,101	4,368	974	–	1,043	–	16,486

Total	21,631	7,596	2,134	60	3,935	5,623	40,979

Carrying amount	23,605	–	1,579	60	3,443	5,623	34,310

2019 US$M	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to debentures	Other derivatives	Obligations under lease liabilities (1)	Trade and other payables (2)	Total
Due for payment:
In one year or less or on demand	1,587	864	200	64	110	6,555	9,380
In more than one year but not more than two years	4,107	775	226	1	110	5	5,224
In more than two years but not more than five years	5,513	1,864	558	–	307	–	8,242
In more than five years	11,662	4,896	1,102	–	501	–	18,161

Total	22,869	8,399	2,086	65	1,028	6,560	41,007

Carrying amount	24,113	–	958	65	715	6,560	32,411

(1)	Lease obligations as at 30 June 2020 and 30 June 2019 relate to lease liabilities under IFRS 16 and finance lease liabilities under IAS 17, respectively.
(2)	Excludes input taxes of US$145 million (2019: US$162 million) included in other payables. Refer to note 9 ‘Trade and other payables’.

20    Leases

The Group applied IFRS 16/AASB 16 ‘Leases’ (IFRS 16) from 1 July 2019. The Group elected to apply the modified retrospective transition approach, with no restatement of comparative periods. The comparative information relating to leases presented throughout the Financial Statements is in accordance with IAS 17/AASB 117 ‘Leases’ (IAS 17). Refer to note 38 ‘New and amended accounting standards and interpretations’ for information on the transition effects of IFRS 16 and policy choices made on implementation. Movements in the Group’s lease liabilities during the year are as follows:

2020
US$M
At the beginning of the financial year (1)	715
IFRS 16 transition	2,301
Additions	436
Remeasurements of index-linked freight contracts	733
Lease payments	(761)
Foreign exchange movement	(43)
Amortisation of discounting	90
Transfers and other movements	(28)

At the end of the financial year	3,443

Comprising:
Current liabilities	853
Non-current liabilities	2,590

(1)	Relates to existing finance leases at 1 July 2019.

A significant proportion by value of the Group’s lease contracts relate to plant facilities, office buildings and vessels. Lease terms for plant facilities and office buildings typically run for over 10 years and vessels for four to 10 years. Other leases include port facilities, various equipment and vehicles. The lease contracts contain a wide range of different terms and conditions including extension and termination options and variable lease payments.

The Group’s lease obligations are included in the Group’s Interest bearing liabilities and, with the exception of vessel lease contracts that are priced with reference to a freight index, form part of the Group’s net debt.

The maturity profile of lease liabilities based on the undiscounted contractual amounts is as follows:

Lease liability (1)	2020	2019
	US$M	US$M
Due for payment:
In one year or less or on demand	927	110
In more than one year but not more than two years	630	110
In more than two years but not more than five years	1,335	307
In more than five years	1,043	501

Total	3,935	1,028

Carrying amount	3,443	715

(1)	Lease liability as at 30 June 2019 represents finance lease liabilities under IAS 17.

At 30 June 2020, commitments for leases not yet commenced based on undiscounted contractual amounts were US$1,458 million; and commitments relating to short-term leases were US$103 million.

The Group’s aggregate amounts of minimum lease payments under non-cancellable operating leases at 30 June 2019 under IAS 17 were as follows (reported under note 32 ‘Commitments’ in FY2019):

Commitments under operating leases	2019
US$M
Due not later than one year	440
Due later than one year and not later than five years	876
Due later than five years	589

Total	1,905

Movements in the Group’s right-of-use assets during the year are as follows:

2020	Land and buildings	Plant and equipment	Total
	US$M	US$M	US$M
Net book value
At the beginning of the financial year (1)	–	492	492
Assets recognised on adoption of IFRS 16	754	1,400	2,154
Additions	104	332	436
Remeasurements of index-linked freight contracts	–	733	733
Depreciation expensed during the period	(113)	(543)	(656)
Depreciation classified as exploration	–	(34)	(34)
Impairments, net of reversals	(2)	(22)	(24)
Transfers and other movements	(54)	–	(54)

At the end of the financial year	689	2,358	3,047

– Cost	804	3,349	4,153
– Accumulated depreciation and impairments	(115)	(991)	(1,106)

(1)	Relates to assets previously held under finance leases under IAS 17.

Right-of-use assets are included within the underlying asset classes in Property, plant and equipment. Refer to note 11 ‘Property, plant and equipment’.

Amounts recorded in the income statement and the cash flow statement for the year were:

	2020
	US$M	Included within
Income statement
Depreciation of right-of-use assets	656	Profit from operations
Short-term, low-value and variable lease costs (1)	675	Profit from operations
Interest on lease liabilities	90	Financial expenses
Cash flow statement
Principal lease payments	671	Cash flows from financing activities
Lease interest payments	90	Cash flows from operating activities

(1)	Relates to US$438 million of variable lease costs, US$211 million of short-term lease costs and US$26 million of low-value lease costs.

Recognition and measurement (following adoption of IFRS 16)

All leases with the exception of short-term (under 12 months) and low-value leases are recognised on the balance sheet, as a right-of-use asset and a corresponding interest bearing liability. Lease liabilities are initially measured at the present value of the future lease payments from the lease commencement date and are subsequently adjusted to reflect the interest on lease liabilities, lease payments and any remeasurements due to, for example, lease modifications or a change to future lease payments linked to an index or rate. Lease payments are discounted using the interest rate implicit in the lease, where this is readily determinable. Where the implicit interest rate is not readily determinable, the interest payments are discounted at the Group’s incremental borrowing rate, adjusted to reflect factors specific to the lease, including where relevant the currency, tenor and location of the lease.

Low-value and short-term leases continue to be expensed to the income statement. Variable lease payments not dependent on an index or rate are excluded from lease liabilities, and expensed to the income statement.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost will initially correspond to the lease liability, adjusted for initial direct costs, lease payments made prior to lease commencement, capitalised provisions for closure and rehabilitation and any lease incentives.

The lease asset and liability associated with all index-linked freight contracts, including continuous voyage charters (CVCs), are measured at each reporting date based on the prevailing freight index (generally the Baltic C5 index).

Lease costs are recognised in the income statement over the lease term in the form of depreciation on the right-of-use asset and finance charges representing the unwind of the discount on the lease liability, replacing certain operating lease expenses previously reported under IAS 17.

Where the Group is the operator of an unincorporated joint operation and all investors are parties to a lease, the Group recognises its proportionate share of the lease liability and associated right-of-use asset. In the event the Group is the sole signatory to a lease, and therefore has the sole legal obligation to make lease payments, the lease liability is recognised in full. Where the associated right-of-use asset is sub-leased (under a finance sub-lease) to a joint operation, for instance where it is dedicated to a single operation and the joint operation has the right to direct the use of the asset, the Group recognises its proportionate share of the right-of-use asset and a net investment in the lease, representing amounts to be recovered from the other parties to the joint operation. If the Group is not party to the lease contract but sub-leases the associated right-of-use asset, it recognises its proportionate share of the right-of-use asset and a lease liability which is payable to the operator.

Key judgements and estimates

Judgements: Certain contractual arrangements not in the form of a lease require the Group to apply significant judgement in evaluating whether the Group controls the right to direct the use of assets and therefore whether the contract contains a lease. Management considers all facts and circumstances in determining whether the Group or the supplier has the rights to direct how, and for what purpose, the underlying assets are used in certain mining contracts and other arrangements, including outsourcing arrangements, shipping arrangements and power purchase agreements. Judgement is used to assess which decision-making rights mostly affect the benefits of use of the assets for each arrangement.

In addition to containing a lease, the Group’s contractual arrangements may include non-lease components. For example, certain mining services arrangements involve the provision of additional services, including maintenance, drilling activities and the supply of personnel. The Group has elected to separate these non-lease components from the lease components in measuring lease liabilities. Judgement is required to identify the lease and non-lease components.

Estimates: Where the Group cannot readily determine the interest rate implicit in the lease, estimation is involved in the determination of the weighted average incremental borrowing rate to measure lease liabilities. The incremental borrowing rate reflects the rates of interest a lessee would have to pay to borrow over a similar term, with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. Under the Group’s portfolio approach to debt management, the Group does not specifically borrow for asset purchases. Therefore, the incremental borrowing rate is estimated with reference to the Group’s corporate borrowing portfolio, adjusted to reflect the terms and conditions of the lease (including the impact of currency, credit rating of subsidiary entering into the lease and the term of the lease), at the inception of the lease arrangement or the time of lease modification.

The Group estimates stand-alone prices, where such prices are not readily observable, in order to allocate the contractual payments between lease and non-lease components.

21    Net finance costs

	2020	2019	2018
	US$M	US$M	US$M
Financial expenses
Interest expense using the effective interest rate method:
Interest on bank loans, overdrafts and all other borrowings	1,099	1,296	1,168
Interest capitalised at 4.14% (2019: 4.96%; 2018: 4.24%) (1)	(308)	(248)	(139)
Interest on lease liabilities	90	47	59
Discounting on provisions and other liabilities	452	470	414
Other gains and losses:
Fair value change on hedged loans	721	729	(265)
Fair value change on hedging derivatives	(788)	(809)	329
Exchange variations on net debt	(18)	6	(19)
Other	14	19	20

Total financial expenses	1,262	1,510	1,567

Financial income
Interest income	(351)	(446)	(322)

Net finance costs	911	1,064	1,245

(1)

Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. Tax relief for capitalised interest is approximately US$92 million (2019: US$74 million; 2018: US$42 million).

Recognition and measurement

Interest income is accrued using the effective interest rate method. Finance costs are expensed as incurred, except where they relate to the financing of construction or development of qualifying assets.

22    Financial risk management

22.1 Financial risks

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

The majority of the Group’s debt is issued at fixed interest rates. The Group has entered into interest rate swaps and cross currency interest rate swaps to convert most of its fixed interest rate exposure to floating US dollar interest rate exposure. As at 30 June 2020, 87 per cent of the Group’s borrowings were exposed to floating interest rates inclusive of the effect of swaps (2019: 87 per cent).

The fair value of interest rate swaps and cross currency interest rate swaps in hedge relationships used to hedge both interest rate and foreign currency risks are shown in the valuation hierarchy of this note.

The Group has early adopted amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’ in relation to Interest Rate Benchmark Reform. There is no impact on the Group’s hedge accounting as a result of adopting the amendments and for further information refer to note 38 ‘New and amended accounting standards and interpretations’.

Based on the net debt position as at 30 June 2020, taking into account interest rate swaps and cross currency interest rate swaps, it is estimated that a one percentage point increase in the US LIBOR interest rate will decrease the Group’s equity and profit after taxation by US$47 million (2019: decrease of US$39 million). This assumes the change in interest rates is effective from the beginning of the financial year and the fixed/floating mix and balances are constant over the year.

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

The Group has entered into cross currency interest rate swaps and foreign exchange forwards to convert its significant foreign currency exposures in respect of monetary items into US dollars. Fluctuations in foreign exchange rates are therefore not expected to have a significant impact on equity and profit after tax.

The principal non-functional currencies to which the Group is exposed are the Australian dollar, the Euro, the Pound sterling and the Chilean peso; however, 80 per cent (2019: 82 per cent) of the Group’s net financial liabilities are denominated in US dollars. Based on the Group’s net financial assets and liabilities as at 30 June 2020, a weakening of the US dollar against these currencies (one cent strengthening in Australian dollar, one cent strengthening in Euro, one penny strengthening in Pound sterling and 10 pesos strengthening in Chilean peso), with all other variables held constant, would decrease the Group’s equity and profit after taxation by US$12 million (2019: decrease of US$12 million).

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

Commodity price risk

The risk associated with commodity prices is managed as part of the portfolio risk management strategy. Substantially all of the Group’s commodity production is sold on market-based index pricing terms, with derivatives used from time to time to achieve a specific outcome.

Financial instruments with commodity price risk comprise forward commodity and other derivative contracts with a net assets fair value of US$159 million (2019: US$199 million). Significant commodity price risk instruments within other derivative balances include derivatives embedded in physical commodity purchase and sales contracts of gas in Trinidad and Tobago with a net assets fair value of US$180 million (2019: US$202 million). These are included within other derivatives and fair value measurement related to these resulted in an expense of US$22 million (2019: expense of US$14 million).

The potential effect on these derivatives’ fair values of using reasonably possible alternative assumptions in these models, based on a change in the most significant input, such as commodity prices, by 10 per cent with all other factors held constant (including the pricing on underlying physical exposures), would increase or decrease profit after taxation by US$8 million (2019: US$55 million).

Provisionally priced commodity sales and purchases contracts

Provisionally priced sales or purchases volumes are those for which price finalisation, referenced to the relevant index, is outstanding at the reporting date. Provisional pricing mechanisms within these sales and purchases arrangements have the character of a commodity derivative. Trade receivables or payables under these contracts are carried at fair value through profit and loss using a method categorised as Level 2 based on forecast selling prices in the quotation period. The Group’s exposure at 30 June 2020 to the impact of movements in commodity prices upon provisionally invoiced sales and purchases volumes was predominately around copper.

The Group had 301 thousand tonnes of copper exposure as at 30 June 2020 (2019: 277 thousand tonnes) that was provisionally priced. The final price of these sales and purchases volumes will be determined during the first half of FY2021. A 10 per cent change in the price of copper realised on the provisionally priced sales, with all other factors held constant, would increase or decrease profit after taxation by US$134 million (2019: US$114 million).

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

22.2 Recognition and measurement

All financial assets and liabilities, other than derivatives and trade receivables, are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate. Financial assets are initially recognised on their trade date.

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

For financial assets and liabilities carried at fair value, the Group uses the following to categorise the method used based on the lowest level input that is significant to the fair value measurement as a whole:

IFRS 13 Fair value hierarchy	Level 1	Level 2	Level 3
Valuation method	Based on quoted prices (unadjusted) in active markets for identical financial assets and liabilities.	Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).	Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling.

22.3 Financial assets and liabilities

The financial assets and liabilities are presented by class in the table below at their carrying amounts.

	IFRS 13 Fair value hierarchy Level (1)	IFRS 9 Classification	2020 US$M	2019 US$M
Current cross currency and interest rate swaps (2)	2	Fair value through profit or loss	3	15
Current other derivative contracts (3)	2,3	Fair value through profit or loss	45	57
Current other investments (4)	1,2	Fair value through profit or loss	36	15
Non-current cross currency and interest rate swaps (2)	2	Fair value through profit or loss	2,009	739
Non-current other derivative contracts (3)	2,3	Fair value through profit or loss	159	180
Non-current investment in shares	3	Fair value through other comprehensive income	32	34
Non-current investment in shares	3	Fair value through profit or loss	–	6
Non-current other investments (4)(5)	1,2,3	Fair value through profit or loss	322	344

Total other financial assets			2,606	1,390
Cash and cash equivalents		Amortised cost	13,426	15,613
Trade and other receivables (6)		Amortised cost	1,633	1,929
Provisionally priced trade receivables	2	Fair value through profit or loss	1,480	1,446
Loans to equity accounted investments		Amortised cost	40	33

Total financial assets			19,185	20,411

Non-financial assets			85,598	80,450

Total assets			104,783	100,861

Current cross currency and interest rate swaps (2)	2	Fair value through profit or loss	165	63
Current other derivative contracts (3)	2,3	Fair value through profit or loss	60	64
Non-current cross currency and interest rate swaps (2)	2	Fair value through profit or loss	1,414	895
Non-current other derivative contracts (3)	2,3	Fair value through profit or loss	–	1

Total other financial liabilities			1,639	1,023
Trade and other payables (7)		Amortised cost	5,354	6,283
Provisionally priced trade payables	2	Fair value through profit or loss	269	277
Bank overdrafts and short-term borrowings (8)		Amortised cost	–	20
Bank loans (8)		Amortised cost	2,492	2,498
Notes and debentures (8)		Amortised cost	21,045	21,529
Leases liabilities		Amortised cost	3,443	715
Other (8)		Amortised cost	68	66

Total financial liabilities			34,310	32,411

Non-financial liabilities			18,227	16,626

Total liabilities			52,537	49,037

(1)

All of the Group’s financial assets and financial liabilities recognised at fair value were valued using market observable inputs categorised as Level 2 with the exception of the specified items in the following footnotes.

(2)	Cross currency and interest rate swaps are measured at forward rate and swap models and present value calculations.

(3)

Includes other derivative contracts of US$179 million (2019: US$200 million) categorised as Level 3. Significant items are derivatives embedded in physical commodity purchase and sales contracts of gas in Trinidad and Tobago with net assets fair value of US$180 million (2019: US$202 million).

(4)

Includes investments held by BHP Billiton Foundation which are restricted and not available for general use by the Group of US$296 million (2019: US$309 million) of which other investment (US Treasury Notes) of US$87 million categorised as Level 1 (2019: US$128 million).

(5)	Includes other investments of US$47 million (2019: US$47 million) categorised as Level 3.

(6)	Excludes input taxes of US$478 million (2019: US$367 million) included in other receivables.

(7)	Excludes input taxes of US$145 million (2019: US$162 million) included in other payables.

(8)	All interest bearing liabilities, excluding leases, are unsecured.

The carrying amounts in the table above generally approximate to fair value. In the case of US$3,019 million (2019: US$3,019 million) of fixed rate debt not swapped to floating rate, the fair value at 30 June 2020 was US$4,114 million (2019: US$3,757 million). The fair value is determined using a method that can be categorised as Level 2 and uses inputs based on benchmark interest rates, alternative market mechanisms or recent comparable transactions.

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

22.4    Derivatives and hedge accounting

The Group uses derivatives to hedge its exposure to certain market risks and may elect to apply hedge accounting.

Hedge accounting

The Group has early adopted amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’ in relation to Interest Rate Benchmark Reform. There is no impact on the Group’s hedge accounting as a result of adopting the amendments. Refer to note 38 ‘New and amended accounting standards and interpretations’ for further information.

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

•	The hedged value of notes and debentures includes their carrying amounts adjusted for the offsetting derivative fair value movements due to foreign currency and interest rate risk remeasurement.

		Fair value of derivatives
2020 US$M	Carrying amount of notes and debentures	Foreign exchange notional at spot rates	Interest rate risk	Recognised in cash flow hedging reserve	Recognised in cost of hedging reserve	Recognised in the income statement (1)	Accrued cash flows	Total	Hedged value of notes and debentures (2)
	A	B	C	D	E	F	G	B to G	A + B + C
USD	9,926	–	(742)	–	–	29	74	(639)	9,184
GBP	3,245	764	(730)	(16)	13	(18)	47	60	3,279
EUR	7,294	500	(576)	(55)	21	65	32	(13)	7,218
CAD	580	199	(32)	–	(2)	(4)	(2)	159	747

Total	21,045	1,463	(2,080)	(71)	32	72	151	(433)	20,428

		Fair value of derivatives
2019 US$M	Carrying amount of notes and debentures	Foreign exchange notional at spot rates	Interest rate risk	Recognised in cash flow hedging reserve	Recognised in cost of hedging reserve	Recognised in the income statement (1)	Accrued cash flows	Total	Hedged value of notes and debentures (2)
	A	B	C	D	E	F	G	B to G	A + B + C
USD	9,433	–	(253)	–	–	20	111	(122)	9,180
GBP	3,118	678	(517)	(57)	70	(2)	62	234	3,279
EUR	7,680	378	(566)	(100)	33	54	82	(119)	7,492
CAD	594	175	(22)	(5)	3	(4)	1	148	747
AUD	704	73	(4)	(1)	–	–	(5)	63	773

Total	21,529	1,304	(1,362)	(163)	106	68	251	204	21,471

(1)	Predominantly related to ineffectiveness.

(2)	Includes US$3,019 million (2019: US$3,019 million) of fixed rate debt not swapped to floating rate that is not in a hedging relationship.

The weighted average interest rate payable is USD LIBOR + 2.95 per cent (2019: USD LIBOR + 2.3 per cent). Refer to note 21 ‘Net finance costs’ for details of net finance costs for the year.

Movements in reserves relating to hedge accounting

The following table shows a reconciliation of the components of equity and an analysis of the movements in reserves for all hedges. For a description of these reserves, refer to note 16 ‘Other equity’.

2020 US$M	Cash flow hedging reserve			Cost of hedging reserve			Total
	Gross	Tax	Net	Gross	Tax	Net
At the beginning of the financial year	163	(49)	114	(106)	32	(74)	40
Add: Change in fair value of hedging instrument recognised in OCI	(315)	94	(221)	–	–	–	(221)
Less: Reclassified from reserves to interest expense – recognised through OCI	223	(66)	157	74	(23)	51	208

At the end of the financial year	71	(21)	50	(32)	9	(23)	27

2019 US$M	Cash flow hedging reserve			Cost of hedging reserve			Total
	Gross	Tax	Net	Gross	Tax	Net
At the beginning of the financial year	85	(27)	58	–	–	–	58
Impact of adoption of IFRS 9	176	(52)	124	(176)	52	(124)	–
Add: Change in fair value of hedging instrument recognised in OCI	(327)	98	(229)	–	–	–	(229)
Less: Reclassified from reserves to interest expense – recognised through OCI	229	(68)	161	70	(20)	50	211

At the end of the financial year	163	(49)	114	(106)	32	(74)	40

Changes in interest bearing liabilities and related derivatives resulting from financing activities

The movement in the year in the Group’s interest bearing liabilities and related derivatives are as follows:

2020 US$M	Interest bearing liabilities					Derivatives (assets)/ liabilities
	Bank loans	Notes and debentures	Lease liabilities	Bank overdraft and short- term borrowings	Other	Cross currency and interest rate swaps	Total
At the beginning of the financial year	2,498	21,529	715	20	66	204
Proceeds from interest bearing liabilities	514	–	–	–	–	–	514
Settlements of debt related instruments	–	–	–	–	–	(157)	(157)
Repayment of interest bearing liabilities	(522)	(859)	(671)	–	5	–	(2,047)

Change from Net financing cash flows	(8)	(859)	(671)	–	5	(157)	(1,690)

Other movements:
Interest rate impacts	–	720	–	–	–	(788)
Foreign exchange impacts	–	(354)	(43)	–	(4)	316
Leases recognised on IFRS 16 transition	–	–	2,301	–	–	–
Lease additions	–	–	436	–	–	–
Remeasurement of index-linked freight contracts	–	–	733	–	–	–
Other interest bearing liabilities/derivative related changes	2	9	(28)	(20)	1	(8)

At the end of the financial year	2,492	21,045	3,443	–	68	(433)

2019 US$M	Interest bearing liabilities					Derivatives (assets)/ liabilities
	Bank loans	Notes and debentures	Lease liabilities	Bank overdraft and short- term borrowings	Other	Cross currency and interest rate swaps	Total
At the beginning of the financial year	2,555	23,298	802	58	92	805
Proceeds from interest bearing liabilities	250	–	–	–	–	–	250
Settlements of debt related instruments	–	–	–	–	–	(160)	(160)
Repayment of interest bearing liabilities	(308)	(2,198)	(75)	–	(23)	–	(2,604)

Change from Net financing cash flows	(58)	(2,198)	(75)	–	(23)	(160)	(2,514)

Other movements:
Interest rate impacts	–	729	–	–	–	(809)
Foreign exchange impacts	–	(311)	(11)	–	–	319
Other interest bearing liabilities/derivative related changes	1	11	(1)	(38)	(3)	49

At the end of the financial year	2,498	21,529	715	20	66	204

Employee matters

23    Key management personnel

Key management personnel compensation comprises:

	2020	2019	2018
	US$	US$	US$
Short-term employee benefits	12,564,637	11,557,506	13,190,838
Post-employment benefits	1,172,727	1,490,716	1,506,108
Share-based payments	13,514,588	15,821,972	13,356,657

Total	27,251,952	28,870,194	28,053,603

Key Management Personnel (KMP) includes the roles which have the authority and responsibility for planning, directing and controlling the activities of BHP. These are Non-executive Directors, the CEO, the Chief Financial Officer, the President Minerals Australia, the President Minerals Americas, and the President Petroleum.

Transactions and outstanding loans/amounts with key management personnel

There were no purchases by key management personnel from the Group during FY2020 (2019: US$ nil; 2018: US$ nil).

There were no amounts payable by key management personnel at 30 June 2020 (2019: US$ nil; 2018: US$ nil).

There were no loans receivable from or payable to key management personnel at 30 June 2020 (2019: US$ nil; 2018: US$ nil).

Transactions with personally related entities

A number of Directors of the Group hold or have held positions in other companies (personally related entities) where it is considered they control or significantly influence the financial or operating policies of those entities. There were no reportable transactions with those entities and no amounts were owed by the Group to personally related entities at 30 June 2020 (2019: US$ nil; 2018: US$ nil).

For more information on remuneration and transactions with key management personnel, refer to section 3.

24    Employee share ownership plans

Awards, in the form of the right to receive ordinary shares in either BHP Group Limited or BHP Group Plc, have been granted under the following employee share ownership plans: Long-Term Incentive Plan (LTIP), Cash and Deferred Plan (CDP), Short-Term Incentive Plan (STIP), Management Award Plan (MAP), Group Short-Term Incentive Plan (GSTIP) awards and the all-employee share plan, Shareplus.

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

The table below provides a description of each of the plans.

Plan	CDP/STIP and GSTIP	LTIP and MAP	Shareplus
Type	Short-term incentive	Long-term incentive	All-employee share purchase plan

Overview

The CDP was implemented in FY2020 as a replacement of the STIP, both of which are generally plans for Executive KMP and the Executive Leadership Team who are not Executive KMP. GSTIP is a plan for BHP senior management who are not KMP.

Under the CDP, two thirds of the value of a participant’s short-term incentive amount is awarded as rights to receive BHP Group Limited or BHP Group Plc shares at the end of the vesting period (and the remaining one third is delivered in cash). Two awards of deferred shares are granted, each of the equivalent value to the cash award, vesting in two and five years respectively.

Under STIP and GSTIP, half of the value of a participant’s short-term incentive amount is awarded as rights to receive BHP Group Limited or BHP Group Plc shares at the end of the two-year vesting period.

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

Plan	CDP/STIP and GSTIP	LTIP and MAP	Shareplus

Vesting conditions

CDP: Service conditions and performance conditions for the awards of five-year deferred shares only. Vesting of the five-year award is subject to a satisfactory performance underpin which encompasses a holistic review of performance at the end of the five-year vesting period, including a five-year view on HSEC performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct.

STIP and GSTIP: Service conditions only.

LTIP: Service and performance conditions.

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

MAP: Service conditions only.

Service conditions only.

Vesting period	CDP – 2 and 5 years STIP and GSTIP – 2 years	LTIP – 5 years MAP – 1 to 5 years	3 years

Dividend Equivalent Payment	CDP – Yes STIP – Yes GSTIP – No	LTIP – Yes MAP – No	No

Exercise period	None	None	None

(1)	BHP’s TSR is the weighted average of the TSRs of BHP Group Limited and BHP Group Plc.

Employee share awards

2020	Number of awards at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards at the end of the financial year	Number of awards vested and exercisable at the end of the financial year	Weighted average remaining contractual life (years)	Weighted average share price at exercise date
BHP Group Limited
STIP awards	513,991	157,865	294,713	3	377,140	–	0.5	A$35.33
GSTIP awards	1,142,484	–	1,130,443	–	12,041	–	0.2	A$35.51
LTIP awards	5,730,889	809,055	–	1,602,438	4,937,506	–	1.7	–
Transitional Executive KMP awards (1)	23,420	–	19,439	3,981	–	–	–	A$35.25
MAP awards	11,490,345	3,898,575	3,465,901	763,029	11,159,990	25,549	1.2	A$35.62
Shareplus	3,857,145	2,483,483	1,985,787	297,459	4,057,382	–	1.3	A$32.16

BHP Group Plc
GSTIP awards	29,426	–	29,426	–	–	–	–	£17.14
MAP awards	273,031	80,033	76,267	58,394	218,403	–	1.1	£17.14
Shareplus	224,070	142,168	116,005	20,771	229,462	–	1.3	£12.96

(1)

Awards were granted to new Executive KMP to bridge the gap created by the different timeframes of the vesting of MAP awards, granted in their non-KMP roles, and LTIP awards, granted to Executive KMP. Awards were last granted in FY2016. All awards had vested or lapsed at 30 June 2020.

Employee share awards pre-tax expense is US$128.999 million (2019: US$138.275 million; 2018: US$123.313 million).

Fair value and assumptions in the calculation of fair value for awards issued

2020	Weighted average fair value of awards granted during the year US$	Risk-free interest rate	Estimated life of awards	Share price at grant date	Estimated volatility of share price	Dividend yield
BHP Group Limited
STIP awards	25.36	n/a	3 years	A$37.24	n/a	n/a
LTIP awards	13.67	0.78%	5 years	A$37.24	22.0%	n/a
MAP awards (1)	21.46	n/a	1-5 years	A$36.53 /A$37.24	n/a	5.30%
Shareplus	19.03	1.49%	3 years	A$39.07	n/a	5.08%

BHP Group Plc
MAP awards	17.94	n/a	3 years	£17.33	n/a	6.00%
Shareplus	12.17	0.66%	3 years	£19.02	n/a	5.60%

(1)	Includes MAP awards granted on 25 September 2019 and 20 November 2019.

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

The tax effect of awards granted is recognised in income tax expense, except to the extent that the total tax deductions are expected to exceed the cumulative remuneration expense. In this situation, the excess of the associated current or deferred tax is recognised in equity and forms part of the employee share awards reserve. The fair value of awards as presented in the tables above represents the fair value at grant date.

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

25    Employee benefits, restructuring and post-retirement employee benefits provisions

	2020	2019
	US$M	US$M
Employee benefits (1)	1,313	1,140
Restructuring (2)	34	78
Post-retirement employee benefits (3)	547	493

Total provisions	1,894	1,711

Comprising:
Current	1,283	1,154
Non-current	611	557

2020	Employee benefits	Restructuring	Post- retirement employee benefits (3)	Total
	US$M	US$M	US$M	US$M
At the beginning of the financial year	1,140	78	493	1,711
Charge/(credit) for the year:
Underlying	1,224	26	65	1,315
Discounting	–	–	36	36
Net interest expense	–	–	(21)	(21)
Exchange variations	(31)	(1)	(34)	(66)
Released during the year	(127)	(12)	(1)	(140)
Remeasurement gains taken to retained earnings	–	–	81	81
Utilisation	(893)	(58)	(70)	(1,021)
Transfers and other movements	–	1	(2)	(1)

At the end of the financial year	1,313	34	547	1,894

(1)	The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits.

(2)	Total restructuring provisions include provisions for terminations and office closures.

(3)	Refer to note 26 ‘Pension and other post-retirement obligations’.

Recognition and measurement

Provisions are recognised by the Group when:

•	there is a present legal or constructive obligation as a result of past events;

•	it is more likely than not that a permanent outflow of resources will be required to settle the obligation;

•	the amount can be reliably estimated and measured at the present value of management’s best estimate of the cash outflow required to settle the obligation at reporting date.

Provision	Description
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

26    Pension and other post-retirement obligations

The Group operates or participates in a number of pension (including superannuation) schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the Group and are administered by trustees or management boards.

Schemes/Obligations	Description
Defined contribution pension schemes and multi-employer pension schemes	For defined contribution schemes or schemes operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the Group’s employees, the pension charge is calculated on the basis of contributions payable. The Group contributed US$260 million during the financial year (2019: US$274 million; 2018: US$277 million) to defined contribution plans and multi-employer defined contribution plans. These contributions are expensed as incurred.

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

Net liability recognised in the Consolidated Balance Sheet

The net liability recognised in the Consolidated Balance Sheet is as follows:

	Defined benefit pension schemes / post- employment obligations		Post-retirement medical schemes
	2020	2019	2020	2019
	US$M	US$M	US$M	US$M
Present value of funded defined benefit obligation	613	632	–	–
Present value of unfunded defined benefit obligation	354	306	214	203
Fair value of defined benefit scheme assets	(634)	(648)	–	–

Scheme deficit	333	290	214	203

Unrecognised surplus	–	–	–	–
Unrecognised past service credits	–	–	–	–
Adjustment for employer contributions tax	–	–	–	–

Net liability recognised in the Consolidated Balance Sheet	333	290	214	203

The Group has no legal obligation to settle these liabilities with any immediate contributions or additional one-off contributions. The Group intends to continue to contribute to each defined benefit pension and post-retirement medical scheme in accordance with the latest recommendations of each scheme actuary.

27    Employees

	2020	2019	2018
	Number	Number	Number
Average number of employees (1)
Australia	20,967	18,146	16,504
South America	7,330	6,979	6,729
North America	1,296	1,999	1,839
Asia	1,939	1,743	1,368
Europe	57	59	70

Total average number of employees from Continuing operations	31,589	28,926	26,510

Total average number of employees from Discontinued operations	–	–	651

Total average number of employees	31,589	28,926	27,161

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

28    Discontinued operations

On 28 September 2018, BHP completed the sale of 100 per cent of the issued share capital of BHP Billiton Petroleum (Arkansas) Inc. and 100 per cent of the membership interests in BHP Billiton Petroleum (Fayetteville) LLC, which held the Fayetteville assets, for a gross cash consideration of US$0.3 billion.

On 31 October 2018, BHP completed the sale of 100 per cent of the issued share capital of Petrohawk Energy Corporation, the BHP subsidiary which held the Eagle Ford (being Black Hawk and Hawkville), Haynesville and Permian assets, for a gross cash consideration of US$10.3 billion (net of customary completion adjustments of US$0.2 billion).

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

There was no contribution of Discontinued operations for the year ended 30 June 2020. The contribution of Discontinued operations included within the Group’s profit and cash flows for the year ended 30 June 2019 and the year ended 30 June 2018 are detailed below:

Income statement – Discontinued operations

	2019	2018
	US$M	US$M
Profit/(loss) after taxation from operating activities	175	(2,921)

Net loss on disposal	(510)	–

Loss after taxation	(335)	(2,921)

Attributable to non-controlling interests	7	26
Attributable to BHP shareholders	(342)	(2,947)

Basic loss per ordinary share (cents)	(6.6)	(55.4)
Diluted loss per ordinary share (cents)	(6.6)	(55.4)

The total comprehensive income attributable to BHP shareholders from Discontinued operations was a loss of US$342 million in FY2019 and a loss of US$2,943 million in FY2018.

The conversion of options and share rights would decrease the loss per share for the years ended 30 June 2019 and 2018 and therefore its impact has been excluded from the diluted earnings per share calculation.

Cash flows from Discontinued operations

	2019	2018
	US$M	US$M
Net operating cash flows	474	900
Net investing cash flows (1)	(443)	(861)
Net financing cash flows (2)	(13)	(40)

Net increase/(decrease) in cash and cash equivalents from Discontinued operations	18	(1)

Net proceeds received from the sale of Onshore US	10,531	–
Less Cash and cash equivalents	(104)	–

Proceeds from divestment of Onshore US, net of its cash	10,427	–

Total cash impact	10,445	(1)

(1)	Includes purchases of property, plant and equipment of US$443 million in FY2019 (2018: US$900 million) less proceeds from sale of assets of US$ nil in FY2019 (2018: US$39 million).

(2)

Includes net repayment of interest bearing liabilities of US$6 million in FY2019 (2018: US$4 million), distribution to non-controlling interests of US$ nil in FY2019 (2018: US$14 million) and dividends paid to non-controlling interests of US$7 million in FY2019 (2018: US$22 million).

Net loss on disposal of Discontinued operations

Details of the net loss on disposal for the year ended 30 June 2019 is presented in the table below:

2019
US$M
Net assets	11,111

Less non-controlling interest share of net assets disposed	(168)

BHP Share of net assets disposed	10,943

Gross consideration	10,555
Less transaction costs	(54)
Income tax expense	(68)

Net loss on disposal	(510)

Exceptional items – Discontinued operations

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Financial Statements.

There were no exceptional items related to Discontinued operations for the years ended 30 June 2020 and 30 June 2019.

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

29    Subsidiaries

Significant subsidiaries of the Group are those with the most significant contribution to the Group’s net profit or net assets. The Group’s interest in the subsidiaries results are listed in the table below. For a complete list of the Group’s subsidiaries refer to Exhibit 8.1 - List of Subsidiaries.

			Group’s interest
Significant subsidiaries	Country of incorporation	Principal activity	2020%	2019%
Coal
BHP Billiton Mitsui Coal Pty Ltd	Australia	Coal mining	80	80
Hunter Valley Energy Coal Pty Ltd	Australia	Coal mining	100	100
Copper
BHP Billiton Olympic Dam Corporation Pty Ltd	Australia	Copper and uranium mining	100	100
Compañia Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Minera Escondida Limitada (1)	Chile	Copper mining	57.5	57.5
Minera Spence S.A.	Chile	Copper mining	100	100
Iron Ore
BHP Billiton Iron Ore Pty Ltd	Australia	Service company	100	100
BHP Billiton Minerals Pty Ltd	Australia	Iron ore and coal mining	100	100
BHP Iron Ore (Jimblebar) Pty Ltd (2)	Australia	Iron ore mining	85	85
BHP (Towage Service) Pty Ltd	Australia	Towing services	100	100
Marketing
BHP Billiton Freight Singapore Pte Limited	Singapore	Freight services	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Asia Pte Ltd	Singapore	Marketing support and other services	100	100
Group and Unallocated
BHP Billiton Canada Inc.	Canada	Potash development	100	100
BHP Billiton Finance BV	The Netherlands	Finance	100	100
BHP Billiton Finance Limited	Australia	Finance	100	100
BHP Billiton Finance (USA) Ltd	Australia	Finance	100	100
BHP Billiton Nickel West Pty Ltd	Australia	Nickel mining, smelting, refining and administrative services	100	100
BHP Group Operations Pty Ltd	Australia	Administrative services	100	100
WMC Finance (USA) Limited	Australia	Finance	100	100

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

30    Investments accounted for using the equity method

Significant interests in equity accounted investments of the Group are those with the most significant contribution to the Group’s net profit or net assets. The Group’s ownership interest in equity accounted investments results are listed in the table below. For a complete list of the Group’s associates and joint ventures, refer to Exhibit 8.1 - List of Subsidiaries.

Significant associates and joint ventures	Country of incorporation/ principal place of business	Associate or joint venture	Principal activity	Reporting date	Ownership interest
					2020%	2019%
Cerrejón	Anguilla/ Colombia/ Ireland	Associate	Coal mining in Colombia	31 December	33.33	33.33
Compañía Minera Antamina S.A. (Antamina)	Peru	Associate	Copper and zinc mining	31 December	33.75	33.75
Samarco Mineração S.A. (Samarco)	Brazil	Joint venture	Iron ore mining	31 December	50.00	50.00

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

Samarco is jointly owned by BHP Billiton Brasil Ltda (BHP Brasil) and Vale S.A. (Vale). As the Samarco entity has the rights to the assets and obligations to the liabilities relating to the joint arrangement and not its owners, this investment is accounted for as a joint venture.

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

The movement for the year in the Group’s investments accounted for using the equity method is as follows:

Year ended 30 June 2020 US$M	Investment in associates	Investment in joint ventures	Total equity accounted investments
At the beginning of the financial year	2,569	–	2,569
(Loss)/profit from equity accounted investments, related impairments and expenses (1)	(4)	(508)	(512)
Investment in equity accounted investments	147	95	242
Dividends received from equity accounted investments	(126)	–	(126)
Other	(1)	413	412

At the end of the financial year	2,585	–	2,585

(1)

US$(508) million represents US$(95) million impairment relating to US$(95) million funding provided during the period, US$(459) million movement in the Samarco dam failure provision including US$(916) million change in estimate and US$457 million exchange translation and US$46 million movement in provisions related to the Samarco Germano dam decommissioning provision including US$(37) million change in estimate and US$83 million exchange translation. Refer to note 4 ‘Significant events – Samarco dam failure’ for further information.

Key judgements and estimates

Estimates: An indicator of impairment was identified for the Group’s net investment in Cerrejón at 30 June 2020 as a result of reductions in the Group’s forecast prices for Colombian thermal coal and the reduced production volumes in Cerrejón’s latest mine plan. Accordingly the Group assessed the recoverable amount of Cerrejón in line with the impairment of non-current assets principles (including key judgements and estimates) detailed in note 11 ‘Property, Plant and Equipment’. The recoverable amount was assessed using the FVLCD methodology including a market participant’s perspective of the net present value of future post-tax cash flows and other market-based indicators of fair value. The Cerrejón carrying amount of US$776 million is supported by the recoverable amount determination and as such, no impairment has been recognised.

The recoverable amount assessment is most susceptible to assumptions regarding the long term forecasts of Colombian thermal coal prices and discount rates:

•

Colombian thermal coal prices: At 30 June 2020 the price assumptions used in determining the recoverable amount considered the Group’s latest internal price forecasts, taking into account expected demand and supply for Colombian thermal coal, and price forecasts available from external sources (including consensus pricing). The short to long term range of prices used in the valuations were consistent with those published by market commentators of approximately US$45 to US$65 per tonne;

•

Discount rate: the discount rate is derived using the weighted average cost of capital methodology adjusted for any risks that are not reflected in the underlying cash flows, including where appropriate a country risk premium. A real post-tax discount rate of 9.5 per cent was applied to post-tax cash flows.

Changes in circumstances may affect the assumptions used to determine recoverable amount at future reporting dates.

The following table summarises the financial information relating to each of the Group’s significant equity accounted investments. BHP Brasil’s 50 per cent portion of Samarco’s commitments, for which BHP Brasil has no funding obligation, is US$200 million (2019: US$250 million).

	Associates			Joint ventures
2020 US$M	Antamina	Cerrejón	Individually immaterial (1)	Samarco (2)		Individually immaterial	Total
Current assets	974	712		49	(3)
Non-current assets	4,743	2,462		3,601
Current liabilities	(239)	(170)		(7,961	) (4)
Non-current liabilities	(1,173)	(854)		(5,447)

Net assets/(liabilities) – 100%	4,305	2,150		(9,758)

Net assets/(liabilities) – Group share	1,453	717		(4,879)
Adjustments to net assets related to accounting policy adjustments	–	59		256	(5)
Investment in Samarco	–	–		405	(6)
Impairment of the carrying value of the investment in Samarco	–	–		(930	) (7)
Additional share of Samarco losses	–	–		3,341	(8)
Unrecognised losses	–	–		1,807	(9)

Carrying amount of investments accounted for using the equity method	1,453	776	356	–		–	2,585

Revenue – 100%	2,464	1,091		26
Profit/(loss) from Continuing operations – 100%	629	(182)		(3,617	) (10)

Share of operating profit/(loss) of equity accounted investments	212	(68)		(1,918	) (11)
Impairment of the carrying value of the investment in Samarco	–	–		(95	) (7)
Additional share of Samarco losses	–	–		93
Unrecognised losses	–	–		1,412	(9)

(Loss)/profit from equity accounted investments, related impairments and expenses	212	(68)	(148)	(508)		–	(512)

Comprehensive income – 100%	629	(182)		(3,617)

Share of comprehensive income/(loss) – Group share in equity accounted investments	212	(68)	(148)	(508)		–	(512)

Dividends received from equity accounted investments	105	9	12	–		–	126

	Associates			Joint ventures
2019 US$M	Antamina	Cerrejón	Individually immaterial (1)	Samarco (2)		Individually immaterial	Total
Current assets	1,065	845		290	(3)
Non-current assets	4,495	2,664		6,103
Current liabilities	(498)	(344)		(6,704	) (4)
Non-current liabilities	(1,076)	(801)		(5,830)

Net assets/(liabilities) – 100%	3,986	2,364		(6,141)

Net assets/(liabilities) – Group share	1,345	788		(3,071)
Adjustments to net assets related to accounting policy adjustments	–	65		366	(5)
Investment in Samarco	–	–		310	(6)
Impairment of the carrying value of the investment in Samarco	–	–		(835	) (7)
Additional share of Samarco losses	–	–		2,835	(8)
Unrecognised losses	–	–		395	(9)

Carrying amount of investments accounted for using the equity method	1,345	853	371	–		–	2,569

Revenue – 100%	3,203	2,094		24
Profit/(loss) from Continuing operations – 100%	1,168	309		(2,166	) (10)

Share of operating profit/(loss) of equity accounted investments	394	103		(1,075	) (11)
Impairment of the carrying value of the investment in Samarco	–	–		(96	) (7)
Additional share of Samarco losses	–	–		108
Unrecognised losses	–	–		118	(9)

(Loss)/profit from equity accounted investments, related impairments and expenses	394	103	(98)	(945)		–	(546)

Comprehensive income/(loss) – 100%	1,168	309		(2,166)

Share of comprehensive income/(loss) – Group share in equity accounted investments	394	103	(98)	(945)		–	(546)

Dividends received from equity accounted investments	361	134	15	–		–	510

	Associates			Joint ventures
2018 US$M	Antamina	Cerrejón	Individually immaterial	Samarco (2)		Individually immaterial	Total
Revenue – 100%	3,866	2,453		30
Profit/(loss) from Continuing operations – 100%	1,613	576		(1,558	) (10)

Share of operating profit/(loss) of equity accounted investments	544	192		(823	) (11)
Impairment of the carrying value of the investment in Samarco	–	–		(80	) (7)
Additional share of Samarco losses	–	–		117
Unrecognised losses	–	–		277	(9)

Profit/(loss) from equity accounted investments, related impairments and expenses	544	192	(80)	(509)		–	147

Comprehensive income/(loss) – 100%	1,613	576		(1,558)

Share of comprehensive income/(loss) – Group share in equity accounted investments	544	192	(80)	(509)		–	147

Dividends received from equity accounted investments	496	181	16	–		–	693

(1)

The unrecognised share of loss for the period was US$12 million (2019: unrecognised share of profit for the period was US$15 million), which increased the cumulative losses to US$193 million (2019: decrease to US$181 million).

(2)	Refer to note 4 ‘Significant events – Samarco dam failure’ for further information regarding the financial impact of the Samarco dam failure in November 2015 on BHP Brasil’s share of Samarco’s losses.

(3)	Includes cash and cash equivalents of US$15 million (2019: US$246 million).

(4)	Includes current financial liabilities (excluding trade and other payables and provisions) of US$6,023 million (2019: US$5,510 million).

(5)	Relates mainly to dividends declared by Samarco that remain unpaid at balance date and which, in accordance with the Group’s accounting policy, are recognised when received not receivable.

(6)

Working capital funding provided to Samarco is capitalised as part of the Group’s investments in joint ventures. Following a change to IAS 28 the Group no longer recognises an additional share of Samarco’s losses related to working capital funding provided during the period. This is now disclosed as an impairment included within the Samarco impairment expense line item. Comparative periods, including the impact on unrecognised losses have been restated to reflect the change.

(7)

In the year ended 30 June 2016 BHP Brasil adjusted its investment in Samarco to US$ nil (resulting from US$(655) million share of loss from Samarco and US$(525) million impairment). Additional cumulative impairment losses relating to working capital funding of US$(405) million have also been recognised.

(8)

BHP Brasil has recognised accumulated additional share of Samarco losses of US$(3,341) million resulting from US$(2,929) million provisions relating to the Samarco dam failure, including US$(412) million recognised as net finance costs.

(9)	Share of Samarco’s losses for which BHP Brasil does not have an obligation to fund.

(10)

Includes depreciation and amortisation of US$84 million (2019: US$85 million; 2018: US$73 million), interest income of US$16 million (2019: US$22 million; 2018: US$31 million), interest expense of US$588 million (2019: US$342 million; 2018: US$385 million) and income tax benefit/(expense) of US$(256) million (2019: US$52 million; 2018: US$(154) million).

(11)	Includes accounting policy adjustments mainly related to the removal of foreign exchange gains on excluded dividends payable.

31    Interests in joint operations

Significant joint operations of the Group are those with the most significant contributions to the Group’s net profit or net assets. The Group’s interest in the joint operations results are listed in the table below. For a complete list of the Group’s investments in joint operations, refer to Exhibit 8.1 - List of Subsidiaries.

			Group’s interest
Significant joint operations	Country of operation	Principal activity	2020%	2019%
Atlantis	US	Hydrocarbons production	44	44
Bass Strait	Australia	Hydrocarbons production	50	50
Greater Angostura	Trinidad and Tobago	Hydrocarbons production	45	45
Macedon (1)	Australia	Hydrocarbons production	71.43	71.43
Mad Dog	US	Hydrocarbons production	23.9	23.9
North West Shelf	Australia	Hydrocarbons production	12.5–16.67	12.5–16.67
Pyrenees (1)	Australia	Hydrocarbons production	40–71.43	40–71.43
ROD Integrated Development (2)	Algeria	Hydrocarbons production	29.50	29.50
Shenzi	US	Hydrocarbons production	44	44
Mt Goldsworthy (3)	Australia	Iron ore mining	85	85
Mt Newman (3)	Australia	Iron ore mining	85	85
Yandi (3)	Australia	Iron ore mining	85	85
Central Queensland Coal Associates	Australia	Coal mining	50	50

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

Assets held in joint operations subject to significant restrictions are as follows:

	Group’s share
	2020	2019
	US$M	US$M
Current assets	2,059	1,946
Non-current assets	37,193	35,682

Total assets (1)	39,252	37,628

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

32    Related party transactions

The Group’s related parties are predominantly subsidiaries, joint operations, joint ventures and associates and key management personnel of the Group. Disclosures relating to key management personnel are set out in note 23 ‘Key management personnel’. Transactions between each parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

•	All transactions to/from related parties are made at arm’s length, i.e. at normal market prices and rates and on normal commercial terms.

•

Outstanding balances at year-end are unsecured and settlement occurs in cash. Loan amounts owing from related parties represent secured loans made to joint operations, associates and joint ventures under co-funding arrangements. Such loans are made on an arm’s length basis. Such loans made to joint operations are payable on demand and loans made to associates are due to be repaid by 16 August 2022.

•	No guarantees are provided or received for any related party receivables or payables.

•	No provision for expected credit losses has been recognised in relation to any outstanding balances and no expense has been recognised in respect of expected credit losses due from related parties.

•

There were no other related party transactions in the year ended 30 June 2020 (2019: US$ nil), other than those with post-employment benefit plans for the benefit of Group employees. These are shown in note 26 ‘Pension and other post-retirement obligations’.

Transactions with related parties

Further disclosures related to related party transactions are as follows:

	Joint operations		Joint ventures		Associates
	2020	2019	2020	2019	2020	2019
	US$M	US$M	US$M	US$M	US$M	US$M
Sales of goods/services	–	–	–	–	–	–
Purchases of goods/services	–	–	–	–	967.276	1,141.230
Interest income	1.306	1.532	–	–	2.370	0.826
Interest expense	–	–	–	–	–	0.011
Dividends received	–	–	–	–	126.187	509.577
Net loans made to/(repayments from) related parties	4.851	12.539	–	–	12.273	14.547

Outstanding balances with related parties

Disclosures in respect of amounts owing to/from joint operations represent the amount that does not eliminate on consolidation.

	Joint operations		Joint ventures		Associates
	2020	2019	2020	2019	2020	2019
	US$M	US$M	US$M	US$M	US$M	US$M
Trade amounts owing to related parties	–	–	–	–	69.490	169.773
Loan amounts owing to related parties	33.812	40.513	–	–	5.097	10.097
Trade amounts owing from related parties	–	–	–	–	0.473	3.828
Loan amounts owing from related parties	13.625	15.474	–	–	40.759	33.486

Unrecognised items and uncertain events

33    Contingent liabilities

	2020	2019
	US$M	US$M
Associates and joint ventures (1)	1,314	1,822
Subsidiaries and joint operations (1)	1,534	1,621

Total	2,848	3,443

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

Samarco contingent liabilities	The table above includes contingent liabilities related to the Group’s equity accounting investment in Samarco to the extent they are capable of reliable measurement. Details of contingent liabilities related to Samarco are disclosed in note 4 ‘Significant events – Samarco dam failure’.

Demerger of South32	As part of the demerger of South32 Limited (South32) in May 2015, certain indemnities were agreed under the Separation Deed. Subject to certain exceptions, BHP Group Limited indemnifies South32 against claims and liabilities relating to the Group Businesses and former Group Businesses prior to the demerger and South32 indemnifies the Group against all claims and liabilities relating to the South32 Businesses and former South32 Businesses. No material claims have been made pursuant to the Separation Deed as at 30 June 2020.

34    Subsequent events

On 18 August 2020, the Group announced that, as part of its ongoing review of its portfolio, it will pursue options to divest its interests in BMC, NSWEC and Cerrejon. Execution of these options, including demerger of an independent, listed company and trade sale opportunities, may take time and, as such, the Group is not able to estimate the financial effect of any future transaction and these assets have not been classified as held for sale as at 30 June 2020.

On the same day, the Group also announced that it will continue to optimise its petroleum portfolio through the exit of later life assets, including an intended exit from Bass Strait, and farm-downs of the longer dated options. Execution of these options may take time and, as such, the Group is not able to estimate the financial effect of any future transaction and these assets have not been classified as held for sale as at 30 June 2020.

Other than the matters outlined above, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

Other items

35    Auditor’s remuneration

	2020	2019	2018
	US$M	US$M	US$M
Fees payable to the Group’s auditors for assurance services
Audit of the Group’s Annual Report	11.196	6.764	6.585
Audit of the accounts of subsidiaries, joint ventures and associates	1.262	5.127	5.369
Audit-related assurance services required by legislation to be provided by the auditor	1.815	1.358	1.363
Other assurance and agreed-upon procedures under legislation or contractual arrangements	2.003	1.266	10.533

Total assurance services	16.276	14.515	23.850

Fees payable to the Group’s auditors for non-assurance services
Other services	0.400	0.013	–

Total other services	0.400	0.013	–

Total fees	16.676	14.528	23.850

In FY2020, all amounts were paid to EY or EY affiliated firms. Fees are determined, and predominantly billed, in US dollars.

In each of FY2019 and FY2018, all amounts were paid to KPMG or KPMG affiliated firms, being the Group’s auditors for these financial years. Fees were determined in local currencies and predominantly billed in US dollars based on the exchange rate at the beginning of the relevant financial year.

Fees payable to the Group’s auditors for assurance services

For all periods disclosed, no fees are payable in respect of the audit of pension funds.

Audit of the Group’s Annual Report comprises fees for auditing the statutory financial report of the Group and includes audit work in relation to compliance with section 404 of the US Sarbanes-Oxley Act.

Audit-related assurance services required by legislation to be provided by the auditors mainly comprises review of half-year reports.

Other assurance services comprise assurance in respect of the Group’s sustainability reporting, economic contribution reporting, and comfort letters, and in FY2018, non-recurring fees in connection with the sale of the Onshore US oil and gas assets.

Fees payable to the Group’s auditors for other services

Other services comprise tax compliance services of US$0.269 million (2019: US$0.013 million; 2018: US$ nil) and tax advisory services of US$0.131 million (2019: US$ nil; 2018: US$ nil).

36    Not Required for US Reporting

37    Not Required for US Reporting

38    New and amended accounting standards and interpretations

The Group adopted IFRS 16/AASB 16 ‘Leases’ (IFRS 16) in the Group’s Financial Statements from 1 July 2019. The adoption of other new or amended accounting standards or interpretations applicable from 1 July 2019, including IFRIC 23 ‘Uncertainty over Income Tax Treatment’, did not have a significant impact on the Group’s Financial Statements.

The Group has also early adopted amendments to IFRS 9/AASB 9 ‘Financial Instruments’ (IFRS 9) and IFRS 7/AASB 7 ‘Financial Instruments: Disclosures’ (IFRS 7) in relation to Interest Rate Benchmark Reform.

All new and amendments to standards and interpretations have been endorsed by the EU.

IFRS 16 Leases

IFRS 16 replaces IAS 17/AASB 117 ‘Leases’ (IAS 17) including associated interpretative guidance and covers the recognition, measurement, presentation and disclosures of leases in the Financial Statements of both lessees and lessors.

Transition impact

IFRS 16 became effective for the Group from 1 July 2019 and the Group elected to apply the modified retrospective transition approach, with no restatement of comparative financial information. For existing finance leases, the right-of-use asset and lease liability on transition was the IAS 17 carrying amounts as at 30 June 2019.

As allowed by IFRS 16, the Group has elected:

•	except for existing finance leases, to measure the right-of-use asset on transition at an amount equal to the lease liability (as adjusted for prepaid or accrued lease payments);

•	not to recognise low-value or short-term leases on the balance sheet;

•	to only recognise, within the lease liability, the lease component of contracts that include non-lease components and other services;

•	to adjust the carrying amount of right-of-use assets on transition for related onerous lease provisions that were recognised on the Group balance sheet as at 30 June 2019.

Adoption of IFRS 16 resulted in an increase in interest bearing liabilities of US$2.3 billion, right-of-use assets of US$2.2 billion and net adjustments to other assets and liabilities of US$0.1 billion at 1 July 2019. The weighted average incremental borrowing rate applied to the Group’s additional lease liabilities at 1 July 2019 was 2.1 per cent taking into account the currency, tenor and location of each lease.

The following table provides a reconciliation of the operating lease commitments disclosed in note 32 ‘Commitments’ in the 2019 Annual Report to the total lease liability recognised at 1 July 2019:

US$M
Operating lease commitments as at 30 June 2019	1,905
Add: Leases which did not meet the definition of a lease under IAS 17 (1)	686
Add: Cost of reasonably certain extension options (undiscounted)	91
Less: Components excluded from lease liability (undiscounted)	(190)
Less: Effect of discounting	(191)

Total additional lease liabilities recognised at 1 July 2019	2,301

(1)

These relate to freight contracts known as continuous voyage charters (CVCs). Generally CVCs were not considered leases under IAS 17 given the supplier has the right, whether exercised or not, to substitute the named vessel. However, these rights are not considered substantial substitution rights under IFRS 16. Additionally, the Group has the right to direct the use of the vessel throughout the period of use due to the ability to designate the destination port for each voyage and make changes to relevant decisions within the scope of contractual constraints. Consequently, the CVCs meet the definition of a lease under IFRS 16.

The Group’s activities as a lessor are not material and hence there is no significant impact on the Financial Statements on adoption of IFRS 16.

Amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’ – Interest Rate Benchmark Reform

The London Interbank Offered Rate (LIBOR) and other benchmark interest rates are expected to be replaced by alternative risk-free rates by the end of CY2021 as part of inter-bank offer rate (IBOR) reform. The amendments to IFRS 9 and IFRS 7 provide temporary relief from applying specific hedge accounting requirements to hedging arrangements directly impacted by these reforms. The Group has early adopted the amendments resulting in no impact on the Group’s hedge accounting.

As outlined in note 22 ‘Financial risk management’, the Group has foreign currency and US dollar denominated loans and debentures at fixed interest rates. The Group uses interest rate swaps and cross currency swaps to convert most of its fixed interest exposure to a floating USD LIBOR. The interest rate derivatives are designated into fair value hedges.

The reliefs provided by the amendments allow the Group to assume that:

•	USD LIBOR remains a separately identifiable component for the duration of the hedge;

•

for the purpose of assessing the effectiveness of the hedge relationship the USD LIBOR rates referenced by fixed-to-floating rate swaps in the fair value hedge relationships do not change as a result of IBOR reform.

The amendments were applied retrospectively, including to hedging arrangements designated as hedges during the period, and will continue to apply until the uncertainty arising from the reforms with respect to the timing and the amount of the underlying cash flows that the Group is exposed to ends. A project has been established to assess the implications of IBOR reform across the Group, and to manage and execute the transition from current benchmark rates to alternative benchmark rates. The Group will continue to assess amendments to certain accounting standards covering the accounting for the transition to alternative rates which were released in August 2020 and will be applicable to the Group in future reporting periods.

Issued but not yet effective

A number of other accounting standards and interpretations, along with revisions to the Conceptual Framework for Financial Reporting, have been issued and will be applicable in future periods. While these remain subject to ongoing assessment, no significant impacts have been identified to date. These standards have not been applied in the preparation of these Financial Statements. The classification of future acquisitions may be impacted by the change in the definition of a business under the amendments to IFRS 3/AASB 3 ‘Business Combinations’ effective for the Group from 1 July 2020.

On 29 April 2020, the IFRS Interpretations Committee issued an agenda decision on the application of IAS 12 ‘Income Tax’ when the recovery of the carrying amount of an asset gives rise to multiple tax consequences, concluding that an entity must account for distinct tax consequences separately. The Group is in the process of evaluating the implications of the agenda decision. Changes to the Group’s accounting policy for income tax will be implemented from 1 July 2020 on a retrospective basis.

5.2    Not required for US Reporting

5.2A    Reports of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firms

To the members of BHP Group Limited and BHP Group Plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of BHP Group Limited, BHP Group Plc and their respective subsidiaries (the “BHP Group” or “the Group”) as of 30 June 2020, the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement for the year ended 30 June 2020, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the BHP Group at 30 June 2020, and the results of its operations and its cash flows for the year ended 30 June 2020, in conformity with International Financial Reporting Standards (“IFRS”) and interpretations as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the BHP Group’s internal control over financial reporting as of 30 June 2020, based on criteria established in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), as applicable and our report dated 22 September 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the BHP Group’s management. Our responsibility is to express an opinion on the BHP Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the BHP Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Risk and Audit Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Samarco dam failure provisions and contingent liabilities

Description of the Matter

As described in Notes 3, 4, and 33 to the consolidated financial statements the BHP Group recorded losses of US$176 million for the year ended 30 June 2020 and had provisions of US$2,051 million for the Samarco dam failure as of 30 June 2020. The Group recognises a provision when it has a present obligation, an outflow of economic resources is probable, and the obligation can be reliably measured.

Auditing management’s estimate of the Samarco dam failure provisions and contingent liabilities was complex and highly judgemental due to the significant estimation uncertainty in determining the completeness and timing of future cash outflows, as well as the extent of the Group’s legal obligations to fund the costs under the Framework Agreement. In particular, there was significant judgement in determining the nature and extent of remediation activities, the cost estimates for remediation and the number and categorisation of impacted people entitled to compensation. As a result of these inputs the provision has a significant estimation uncertainty and a wide range of potential outcomes.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Group’s controls in determining the Samarco dam failure provisions. Specifically, we tested management’s controls over the significant assumptions as described above and the completeness and accuracy of data used within management’s estimates.

To test the provisions, we performed audit procedures that included, among others, assessing methodologies and testing the significant assumptions discussed above and the underlying data used by the Group in its analysis. We tested a sample of cost estimates used to source documents such as court decisions outlining compensation levels. We compared the nature and extent of activities included in the forecasted cash flows to the Framework Agreement. We tested the mathematical accuracy of the models. To assess management’s ability to forecast we compared the prior year’s forecasted cash flows to actual results.

To assess the status of claims we held discussions with internal and external counsel regarding ongoing Samarco dam failure litigation matters. In addition, we obtained legal confirmations and inspected communications with the Group’s external legal counsel.

We evaluated the competence and objectivity of the Group’s experts who assisted management in estimating the provision by considering the scope of work, their professional qualifications, and remuneration structure. We also assessed the adequacy and completeness of the disclosures within Notes 3, 4, and 33 to the consolidated financial statements.

Long-lived asset impairment

Description of the Matter

As disclosed in Notes 11 and 30 to the consolidated financial statements the Group had US$72,362 million in property plant and equipment and US$2,585 million in equity method investments as of 30 June 2020 and recorded an impairment charge of US$492 million primarily related to Cerro Colorado for the year ended 30 June 2020. The Group assessed the recoverable amount of Cerrejón; no impairment charge was required. The Group performs impairment assessments for all cash generating units (CGU) where there are indicators of impairment. Where such indicators exist, the Group determines the recoverable value based on the higher of the value in use (VIU) or Fair Value Less Cost of Disposal model (FVLCD) for each CGU. Previously impaired assets are reviewed for possible reversal of impairment at each reporting date. There were no reversals of impairment in the period.

Auditing management’s assessment of impairment indicators and subsequent impairment estimates was complex due to the high degree of estimation uncertainty in forecasting the future cash flows for each CGU. Specifically, the forecasted cash flows were sensitive to changes in significant assumptions, such as forecast commodity prices, reserve quantities and discount rates.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the Group’s process to identify indicators of impairment and the assessment of the recoverable amounts of CGUs for which an indicator of impairment was identified.

We performed an independent analysis for indicators of impairment. Our procedures involved assessing the key inputs such as forecast commodity prices, reserve quantities and discount rates.

Our testing of management’s estimates of the recoverable amount for Cerro Colorado and Cerrejón CGUs included, among others, evaluating the significant assumptions used and testing the completeness and accuracy of the underlying data. We involved our valuation professionals to assist in assessing the reasonableness of commodity prices by comparing the forecasted price assumptions to analysts’ and broker forecasts and those used by other market participants. In addition, our valuation professionals assisted in testing the discount rates used, including a comparison to external market data and evaluating whether the valuation methodology used was consistent with industry practice. We compared the projected cash flows against approved budgets and plans and performed a retrospective comparison to actual historical data for the material cashflow forecasts. In addition, we performed sensitivity analyses over the significant assumptions used within the impairment forecasts.

To test the reserve quantities, we examined the information provided by the Group’s experts and we involved our mining and oil and gas reserve professionals to assist in the assessment of the reserve estimation methodology against the relevant industry and regulatory guidance.

In addition, we tested the mathematical accuracy of the models used and assessed the competence, qualifications, and objectivity of management’s internal and external specialists. Finally, we assessed the adequacy of the disclosures within Notes 11 and 30 to the consolidated financial statements.

Closure and rehabilitation provisions

Description of the Matter

As disclosed in Note 14 to the consolidated financial statements, the Group recorded US$8,810 million in closure and rehabilitation provisions as of 30 June 2020. Provisions for closure and rehabilitation are recognised by the Group when there is a present legal or constructive obligation, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reasonably estimated.

The Group estimates the individual site provisions using the expected value of future cash flows required to close and rehabilitate the relevant site using current restoration standards and techniques and taking into account risks and uncertainties. Individual site provisions are discounted to their present value using currency specific discount rates aligned to the estimated timing of cash outflows.

Auditing management’s closure and rehabilitation provisions was complex and highly judgemental due to the significant uncertainty inherent within the key assumptions in the evaluation. Specifically, there was significant judgement in determining the expected life of the site, estimated cost and extent of rehabilitation activities, timing of activities, and the discount rates used. As a result of these inputs the provision has a significant estimation uncertainty and a wide range of potential outcomes.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group’s closure and rehabilitation provision estimate process. Specifically, our procedures involved testing the controls around the significant assumptions used within the estimate, including the Group’s process for identifying legal and regulatory obligations for closure and rehabilitation, and the completeness and accuracy of data used within management’s estimate.

Our testing of the closure and rehabilitation provisions included, among others, comparing the provisions to the approved closure cost estimates prepared by management’s internal specialists, which included the expected operating life of a site. With the assistance of our environmental professionals we evaluated a sample of closure and rehabilitation provisions for operating and closed sites within the Group. Our testing included evaluating the closure and rehabilitation plan based on the relevant legal and regulatory requirements. In addition, we compared the timing of future cash flows and cost estimates against the closure and rehabilitation plan, environmental studies, and industry practices. We evaluated the discount rates used against market data.

We tested the mathematical accuracy of the Closure and Rehabilitation provision calculations and assessed the competence, qualifications, and objectivity of management’s internal and external specialists. Finally, we assessed the adequacy of the disclosures within Note 14 to the consolidated financial statements.

/s/ Ernst & Young Ernst & Young We have served as BHP Group Limited’s auditor since 1 July 2019 Melbourne, Australia 22 September 2020	/s/ Ernst & Young LLP Ernst & Young LLP We have served as BHP Group Plc’s auditor since 1 July 2019 London, United Kingdom 22 September 2020

Ernst & Young, an Australian partnership and Ernst & Young LLP, a limited liability partnership registered in England and Wales, are member firms of Ernst & Young Global Limited.

Ernst & Young Australia liability limited by a scheme approved under Professional Standards Legislation.

Report of Independent Registered Public Accounting Firms

To the members of BHP Group Limited and BHP Group Plc

Opinion on Internal Control Over Financial Reporting

We have audited BHP Group Limited, BHP Group Plc and their respective subsidiaries’ internal control over financial reporting as of 30 June 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”).

In our opinion, BHP Group Limited, BHP Group Plc and their respective subsidiaries (the “BHP Group”) maintained, in all material respects, effective internal control over financial reporting as of 30 June 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the BHP Group as of 30 June, 2020, the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement for the year then ended 30 June 2020, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated 22 September 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The BHP Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying section 2.10 Risk and Audit Committee Report / Management’s assessment of internal control over financial reporting. Our responsibility is to express an opinion on the BHP Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the BHP Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audits included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

/s/ Ernst & Young Ernst & Young Melbourne, Australia 22 September 2020	/s/ Ernst & Young LLP Ernst & Young LLP London, United Kingdom 22 September 2020

Ernst & Young, an Australian partnership and Ernst & Young LLP, a limited liability partnership registered in England and Wales, are member firms of Ernst & Young Global Limited.

Ernst & Young Australia liability limited by a scheme approved under Professional Standards Legislation.

Report of Independent Registered Public Accounting Firms

To the members of BHP Group Plc and BHP Group Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of the BHP Group (comprising BHP Group Plc, BHP Group Limited and their respective subsidiaries) as of 30 June 2019, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the two-year period ended 30 June 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the BHP Group as of 30 June 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended 30 June 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Revision due to a Change in Accounting Standard, Revision of Segment Reporting, and Change in Definition of Net Debt

As discussed in Notes 3, 4, and 30 of the consolidated financial statements, BHP Group adopted an amendment to IAS 28 ‘Investments in Associates and Joint Ventures’ as of 1 July 2019, which required reclassification of certain exceptional items. Also, as discussed in Notes 1 and 19 of the consolidated financial statements, BHP Group revised certain segment reporting and changed the definition of net debt, respectively. All revisions have been retrospectively adjusted as of 30 June 2019, and for each of the years in the two-year period then ended.

Basis for Opinion

These consolidated financial statements are the responsibility of the BHP Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KPMG LLP

KPMG LLP

We served as BHP Group’s auditor from 2002 to 2019.

London, United Kingdom

17 September 2019 (except as to Notes 1, 3, 4, 19 and 30, which are as of 22 September 2020)

/s/ KPMG

KPMG

We served as BHP Group’s auditor from 2002 to 2019.

Melbourne, Australia

17 September 2019 (except as to Notes 1, 3, 4, 19 and 30, which are as of 22 September 2020)

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

(ii)

giving a true and fair view of the assets, liabilities, financial position and profit or loss of each of BHP Group Limited, BHP Group Plc, the Group and the undertakings included in the consolidation taken as a whole as at 30 June 2020 and of their performance for the year ended 30 June 2020;

(b)	the Financial Statements also comply with International Financial Reporting Standards, as disclosed in section 5.1;

(c)

to the best of the Directors’ knowledge, the management report (comprising the Strategic Report and Directors’ Report) includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that the Group faces;

(d)	in the Directors’ opinion there are reasonable grounds to believe that each of BHP Group Limited, BHP Group Plc and the Group will be able to pay its debts as and when they become due and payable;

(e)

as at the date of this declaration, there are reasonable grounds to believe that BHP Group Limited and each of the Closed Group entities identified in Exhibit 8.1 - List of Subsidiaries will be able to meet any liabilities to which they are, or may become, subject because of the Deed of Cross Guarantee between BHP Group Limited and those group entities pursuant to ASIC Corporations (Wholly-owned Companies) Instrument 2016/785; and

(f)

the Directors have been given the declarations required by Section 295A of the Australian Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2020.

Signed in accordance with a resolution of the Board of Directors.

Ken MacKenzie

Chair

Mike Henry

Chief Executive Officer

Dated this 3rd day of September 2020

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

5.5    Not required for US Reporting

5.6    Included as item 5.2A

5.7    Supplementary oil and gas information – unaudited

In accordance with the requirements of the Financial Accounting Standards Board (FASB) Accounting Standard Codification ‘Extractive Activities-Oil and Gas’ (Topic 932) and SEC requirements set out in Subpart 1200 of Regulation S-K, the Group is presenting certain disclosures about its oil and gas activities. These disclosures are presented below as supplementary oil and gas information, in addition to information disclosed in section 1.11.1 ‘Petroleum’ and section 6.4.1 ‘Petroleum reserves’.

The information set out in this section is referred to as unaudited as it is not included in the scope of the audit opinion of the independent auditor on the Financial Statements, refer to section 5.6 ‘Independent Auditors’ reports’.

On 28 September 2018, BHP completed the sale of 100 per cent of the issued share capital of BHP Billiton Petroleum (Arkansas) Inc. and 100 per cent of the membership interests in BHP Billiton Petroleum (Fayetteville) LLC, which held the Fayetteville assets. On 31 October 2018, BHP completed the sale of 100 per cent of the issued share capital of Petrohawk Energy Corporation, the BHP subsidiary which held the Eagle Ford (being Black Hawk and Hawkville), Haynesville and Permian assets. The financial and non-financial impact of the Onshore US assets is included in the supplementary oil and gas information presented below. The financial and non-financial impact of these assets has been footnoted beneath each applicable table. Refer to note 28 ‘Discontinued operations’ in Section 5.1 for further information.

Reserves and production

Proved oil and gas reserves and net crude oil and condensate, natural gas, LNG and NGL production information is included in section 6.3.2 ‘Production – Petroleum’ and section 6.4.1 ‘Petroleum reserves’.

Capitalised costs relating to oil and gas production activities

The following table shows the aggregate capitalised costs relating to oil and gas exploration and production activities and related accumulated depreciation, depletion, amortisation and valuation provisions.

	Australia	United States (1)	Other (2)	Total
	US$M	US$M	US$M	US$M
Capitalised cost
2020
Unproved properties	10	808	576	1,394
Proved properties	17,079	12,538	1,743	31,360

Total costs	17,089	13,346	2,319	32,754
Less: Accumulated depreciation, depletion, amortisation and valuation provisions	(11,423)	(8,726)	(1,370)	(21,519)

Net capitalised costs	5,666	4,620	949	11,235

2019
Unproved properties	10	875	458	1,343
Proved properties	16,514	11,751	1,625	29,890

Total costs	16,524	12,626	2,083	31,233
Less: Accumulated depreciation, depletion, amortisation and valuation provisions	(10,867)	(8,339)	(1,302)	(20,508)

Net capitalised costs	5,657	4,287	781	10,725

2018
Unproved properties	10	4,528	202	4,740
Proved properties	16,258	43,885	2,424	62,567

Total costs	16,268	48,413	2,626	67,307
Less: Accumulated depreciation, depletion, amortisation and valuation provisions	(9,984)	(33,437)	(2,065)	(45,486)

Net capitalised costs	6,284	14,976	561	21,821

(1)	Net capitalised costs includes Onshore US assets of US$ nil (2019: US$ nil; 2018: US$10,672 million).

(2)	Other is primarily comprised of Algeria, Mexico, Trinidad and Tobago and the United Kingdom (divested 30 November 2018).

Costs incurred relating to oil and gas property acquisition, exploration and development activities

The following table shows costs incurred relating to oil and gas property acquisition, exploration and development activities (whether charged to expense or capitalised). Amounts shown include interest capitalised.

	Australia	United States (3)	Other (4)	Total
	US$M	US$M	US$M	US$M
2020
Acquisitions of proved property	–	–	–	–
Acquisitions of unproved property	–	38	6	44
Exploration (1)	38	278	370	686
Development	232	676	100	1,008

Total costs (2)	270	992	476	1,738

2019
Acquisitions of proved property	–	–	–	–
Acquisitions of unproved property	–	5	–	5
Exploration (1)	44	190	492	726
Development	132	792	54	978

Total costs (2)	176	987	546	1,709

2018
Acquisitions of proved property	–	–	–	–
Acquisitions of unproved property	–	9	–	9
Exploration (1)	25	418	291	734
Development	195	1,548	34	1,777

Total costs (2)	220	1,975	325	2,520

(1)	Represents gross exploration expenditure, including capitalised exploration expenditure, geological and geophysical expenditure and development evaluation costs charged to income as incurred.

(2)	Total costs include US$1,178 million (2019: US$1,275 million; 2018: US$1,970 million) capitalised during the year.

(3)	Total costs include Onshore US assets of US$ nil (2019: US$331 million; 2018: US$1,081 million).

(4)	Other is primarily comprised of Algeria, Canada, Mexico and Trinidad and Tobago.

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

Income taxes were determined by applying the applicable statutory rates to pre-tax income with adjustments for permanent differences and tax credits.

	Australia	United States (7)	Other (8)	Total
	US$M	US$M	US$M	US$M
2020
Oil and gas revenue (1)	2,535	1,101	350	3,986
Production costs	(575)	(161)	(80)	(816)
Exploration expenses	(37)	(271)	(252)	(560)
Depreciation, depletion, amortisation and valuation provision (2)	(906)	(476)	(75)	(1,457)
Production taxes (3)	(177)	(1)	(13)	(191)

	840	192	(70)	962
Accretion expense (4)	(78)	(24)	(10)	(112)
Income taxes	(275)	(35)	(157)	(467)
Royalty-related taxes (5)	(85)	–	–	(85)

Results of oil and gas producing activities (6)	402	133	(237)	298

2019
Oil and gas revenue (1)	3,404	2,675	610	6,689
Production costs	(752)	(568)	(118)	(1,438)
Exploration expenses	(44)	(162)	(229)	(435)
Depreciation, depletion, amortisation and valuation provision (2)	(917)	(621)	(103)	(1,641)
Production taxes (3)	(198)	–	(25)	(223)

	1,493	1,324	135	2,952
Accretion expense (4)	(80)	(34)	(13)	(127)
Income taxes	(530)	(193)	(267)	(990)
Royalty-related taxes (5)	(164)	–	–	(164)

Results of oil and gas producing activities (6)	719	1,097	(145)	1,671

2018
Oil and gas revenue (1)	3,229	3,747	421	7,397
Production costs	(701)	(1,312)	(121)	(2,134)
Exploration expenses	(25)	(270)	(254)	(549)
Depreciation, depletion, amortisation and valuation provision (2)	(1,045)	(2,842)	(81)	(3,968)
Production taxes (3)	(171)	–	(1)	(172)

	1,287	(677)	(36)	574
Accretion expense (4)	(81)	(46)	(14)	(141)
Income taxes	(418)	(723)	(124)	(1,265)
Royalty-related taxes (5)	(103)	–	–	(103)

Results of oil and gas producing activities (6)	685	(1,446)	(174)	(935)

(1)	Includes sales to affiliated companies of US$62 million (2019: US$75 million; 2018: US$75 million).

(2)	Includes valuation provision of US$12 million (2019: US$21 million; 2018: US$596 million).

(3)	Includes royalties and excise duty.

(4)	Represents the unwinding of the discount on the closure and rehabilitation provision.

(5)	Includes petroleum resource rent tax and petroleum revenue tax where applicable.

(6)

Amounts shown exclude financial income, financial expenses and general corporate overheads and, accordingly, do not represent all of the operations attributable to the Petroleum segment presented in note 1 ‘Segment reporting’ in section 5.1.

(7)	Results of oil and gas producing activities includes Onshore US assets of US$ nil (2019: US$431 million; 2018: US$(465) million).

(8)	Other is primarily comprised of Algeria, Canada, Mexico, Trinidad and Tobago and the United Kingdom (divested 30 November 2018).

Standardised measure of discounted future net cash flows relating to proved oil and gas reserves (Standardised measure)

The following tables set out the standardised measure of discounted future net cash flows, and changes therein, related to the Group’s estimated proved reserves as presented in section 6.4.1 ‘Petroleum reserves’, and should be read in conjunction with that disclosure.

The analysis is prepared in compliance with FASB Oil and Gas Disclosure requirements, applying certain prescribed assumptions under Topic 932 including the use of unweighted average first-day-of-the-month market prices for the previous 12-months, year-end cost factors, currently enacted tax rates and an annual discount factor of 10 per cent to year end quantities of net proved reserves.

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

	Australia	United States (1)	Other (2)	Total
	US$M	US$M	US$M	US$M
Standardised measure
2020
Future cash inflows	11,526	12,997	1,660	26,183
Future production costs	(4,027)	(4,943)	(494)	(9,464)
Future development costs	(4,124)	(3,242)	(433)	(7,799)
Future income taxes (3)	(187)	(880)	(473)	(1,540)

Future net cash flows	3,188	3,932	260	7,380
Discount at 10 per cent per annum	(642)	(1,586)	(94)	(2,322)

Standardised measure	2,546	2,346	166	5,058

2019
Future cash inflows	18,292	18,076	1,807	38,175
Future production costs	(4,710)	(4,917)	(459)	(10,086)
Future development costs	(3,860)	(4,516)	(226)	(8,602)
Future income taxes (3)	(2,551)	(1,657)	(711)	(4,919)

Future net cash flows	7,171	6,986	411	14,568
Discount at 10 per cent per annum	(1,926)	(3,396)	(94)	(5,416)

Standardised measure	5,245	3,590	317	9,152

2018
Future cash inflows	17,398	28,012	2,124	47,534
Future production costs	(5,345)	(11,182)	(501)	(17,028)
Future development costs	(3,842)	(6,554)	(189)	(10,585)
Future income taxes (3)	(1,919)	(1,236)	(901)	(4,056)

Future net cash flows	6,292	9,040	533	15,865
Discount at 10 per cent per annum	(1,713)	(3,783)	(129)	(5,625)

Standardised measure	4,579	5,257	404	10,240

(1)	Standardised measure includes Onshore US assets of US$ nil (2019: US$ nil; 2018: US$1,932 million).

(2)	Other is primarily comprised of Algeria and Trinidad and Tobago.

(3)	Future income taxes include credits to be received as a result of Petroleum operations and the utilisation of future tax losses by the Group.

Changes in the Standardised measure are presented in the following table.

	2020	2019	2018
	US$M	US$M	US$M
Changes in the Standardised measure
Standardised measure at the beginning of the year	9,152	10,240	8,242
Revisions:
Prices, net of production costs	(5,633)	3,821	5,540
Changes in future development costs	330	(228)	(358)
Revisions of reserves quantity estimates (1)	(229)	1,268	(166)
Accretion of discount	1,313	1,178	1,016
Changes in production timing and other	(310)	(618)	946

	4,623	15,661	15,220
Sales of oil and gas, net of production costs	(2,980)	(5,029)	(5,091)
Acquisitions of reserves-in-place	–	–	–
Sales of reserves-in-place (2)	–	(1,489)	(26)
Previously estimated development costs incurred	1,005	545	1,068
Extensions, discoveries, and improved recoveries, net of future costs	145	(33)	502
Changes in future income taxes	2,265	(503)	(1,433)

Standardised measure at the end of the year (3)	5,058	9,152	10,240

(1)	Changes in reserves quantities are shown in the Petroleum reserves tables in section 6.4.1.

(2)	Onshore US assets disposal in 2019.

(3)	Standardised measure at the end of the year includes Onshore US assets of US$ nil (2019: US$ nil; 2018: US$1,932 million).

Accounting for suspended exploratory well costs

Refer to note 11 ‘Property, plant and equipment’ in section 5.1 for a discussion of the accounting policy applied to the cost of exploratory wells. Suspended wells are also reviewed in this context.

The following table provides the changes to capitalised exploratory well costs that were pending the determination of proved reserves for the three years ended 30 June 2020, 30 June 2019 and 30 June 2018.

	2020	2019	2018
	US$M	US$M	US$M
Movement in capitalised exploratory well costs
At the beginning of the year	1,040	794	668
Additions to capitalised exploratory well costs pending the determination of proved reserves	120	297	186
Capitalised exploratory well costs charged to expense	–	(9)	(62)
Capitalised exploratory well costs reclassified to wells, equipment, and facilities based on the determination of proved reserves	(6)	(42)	2
Sale of suspended wells	(65)	–	–

At the end of the year	1,089	1,040	794

The following table provides an ageing of capitalised exploratory well costs, based on the date the drilling was completed, and the number of projects for which exploratory well costs has been capitalised for a period greater than one year since the completion of drilling.

Exploration activity typically involves drilling multiple wells, over a number of years, to fully evaluate and appraise a project. The term ‘project’ as used in this disclosure refers primarily to individual wells and associated exploratory activities.

	2020	2019	2018
	US$M	US$M	US$M
Ageing of capitalised exploratory well costs
Exploratory well costs capitalised for a period of one year or less	120	210	124
Exploratory well costs capitalised for a period greater than one year	969	830	670

At the end of the year	1,089	1,040	794

	2020	2019	2018
Number of projects that have been capitalised for a period greater than one year	14	13	17

Drilling and other exploratory and development activities

The number of crude oil and natural gas wells drilled and completed for each of the last three years was as follows:

	Net exploratory wells			Net development wells
	Productive	Dry	Total	Productive	Dry	Total	Total
Year ended 30 June 2020
Australia	–	–	–	–	–	–	–
United States (1)	–	–	–	–	1	1	1
Other (2)	1	1	2	1	–	1	3

Total	1	1	2	1	1	2	4

Year ended 30 June 2019
Australia	–	–	–	1	–	1	1
United States (1)	1	–	1	33	–	33	34
Other (2)	4	2	6	–	–	–	6

Total	5	2	7	34	–	34	41

Year ended 30 June 2018
Australia	–	–	–	1	–	1	1
United States (1)	1	1	2	84	1	85	87
Other (2)	–	–	–	–	–	–	–

Total	1	1	2	85	1	86	88

(1)

Includes Onshore US assets net productive development wells of nil (2019: 33; 2018: 84) and net dry development wells of nil (2019: nil; 2018: 1). Onshore US assets had nil net exploratory wells in 2020, 2019 and 2018.

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

Oil and gas properties, wells, operations, and acreage

The following tables show the number of gross and net productive crude oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage as at 30 June 2020. A gross well or acre is one in which a working interest is owned, while a net well or acre exists when the sum of fractional working interests owned in gross wells or acres equals one. Productive wells are producing wells and wells mechanically capable of production. Developed acreage is comprised of leased acres that are within an area by or assignable to a productive well. Undeveloped acreage is comprised of leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil and gas, regardless of whether such acres contain proved reserves.

The number of productive crude oil and natural gas wells in which the Group held an interest at 30 June 2020 was as follows:

	Crude oil wells		Natural gas wells		Total
	Gross	Net	Gross	Net	Gross	Net
Australia	353	176	162	54	515	230
United States	61	24	–	–	61	24
Other (1)	59	22	8	4	67	26

Total	473	222	170	58	643	280

(1)	Other is primarily comprised of Algeria and Trinidad and Tobago.

Of the productive crude oil and natural gas wells, 133 (net: 62) operated wells had multiple completions.

Developed and undeveloped acreage (including both leases and concessions) held at 30 June 2020 was as follows:

	Developed acreage		Undeveloped acreage
Thousands of acres	Gross	Net	Gross	Net
Australia	2,152	823	766	279
United States	98	36	844	800
Other (1)(2)	146	57	3,926	3,445

Total	2,396	916	5,536	4,524

(1)	Developed acreage in Other primarily consists of Algeria and Trinidad and Tobago.

(2)	Undeveloped acreage in Other primarily consists of Barbados, Canada, Mexico and Trinidad and Tobago.

Approximately 833 thousand gross acres (411 thousand net acres), 1,089 thousand gross acres (655 thousand net acres) and 264 thousand gross acres (256 thousand net acres) of undeveloped acreage will expire in the years ending 30 June 2021, 2022 and 2023 respectively, if the Group does not establish production or take any other action to extend the terms of the licences and concessions.