Form 20-F
period 2021-06-30
BHP Group Ltd; BHP Group Plc
filed 2021-09-21
CIK 811809, 1171264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED 30 JUNE 2021.
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

STEFANIE WILKINSON
BHP GROUP LIMITED
171 COLLINS STREET
MELBOURNE VIC 3000
AUSTRALIA
TELEPHONE AUSTRALIA 1300 55 47 57
TELEPHONE INTERNATIONAL +61 3 9609 3333
FACSIMILE +61 3 9609 3015
(Name, Telephone, Email and/or Facsimile number and
Address of Company Contact Person)

STEFANIE WILKINSON
BHP GROUP PLC
NOVA SOUTH, 160 VICTORIA STREET
LONDON SW1E 5LB
UNITED KINGDOM
TELEPHONE +44 20 7802 4000
FACSIMILE +44 20 7802 4111
(Name, Telephone, Email and/or Facsimile number and
Address of Company Contact Person)

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

	BHP Group Limited	BHP Group Plc
Fully Paid Ordinary Shares	2,950,251,394	2,112,071,796
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

Company details and terms of reference
BHP Group Limited is registered in Australia. Registered office: 171 Collins Street, Melbourne, Victoria 3000, Australia. BHP Group Plc. Registration number 3196209. Registered in England and Wales. Registered office: Nova South, 160 Victoria Street London SW1E 5LB United Kingdom. Each of BHP Group Limited and BHP Group Plc is a member of the Group. BHP is a Dual Listed Company structure comprising BHP Group Limited and BHP Group Plc. The two entities continue to exist as separate companies but operate as a combined group known as BHP.
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
In this Annual Report, the terms ‘BHP’, the ‘Company’, the ‘Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries included in note 30 ‘Subsidiaries’ in section 3.1.6 and in Exhibit 8.1 – List of Subsidiaries. Those terms do not include non-operated
assets.
This Annual Report covers BHP’s assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP and that have been owned as a joint venture
(1)
operated by BHP (referred to in this Annual Report as ‘operated assets’ or ‘operations’) during the period from 1 July 2020 to 30 June 2021. Our functions are also included.
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
On 17 August 2021, we announced our proposal to adopt a single company structure under BHP Group Ltd, with a primary listing on the Australian Securities Exchange (ASX). The company would also hold a standard listing on the London Stock Exchange (LSE), a secondary listing on the Johannesburg Stock Exchange (JSE) and an ADR program listed on the New York Stock Exchange (NYSE). If implemented, eligible BHP Group Plc shareholders would receive one share in BHP Group Ltd for each BHP Group Plc share they hold. The holdings of BHP Group Ltd shareholders would not change. BHP’s dividend policy and ability to distribute fully franked dividends also would not change. Subject to final Board approval, BHP shareholders are expected to vote on unification at shareholder meetings planned for the first half of CY2022.
All references to websites in this Annual Report are intended to be inactive textual references for information only and any information contained in or accessible through any such website does not form a part of this Annual Report.
Forward-looking statements
This Annual Report contains forward-looking statements, including: statements regarding trends in commodity prices and currency exchange rates; demand for commodities; reserves and production forecasts; plans, strategies and objectives of management; climate scenarios; approval of certain projects and consummation of certain transactions; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and supply of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments.
Forward-looking statements may be identified by the use of terminology including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘trend’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information.

(1)
References in this Annual Report to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.

i

Examples of forward-looking statements contained in this Annual Report include, without limitation, statements describing (i) our strategy, our values and how we define our success; (ii) the emerging uses of and our expectations regarding future demand for certain commodities, in particular copper, nickel, iron ore, metallurgical coal, steel, oil and gas and potash, and our intentions, commitments or expectations with respect to our supply of certain commodities; (iii) our expectations of a competitive advantage in certain commodities, in particular in copper, nickel and potash; (iv) the perceived synergies and other benefits of the proposed transaction between BHP and Woodside; (v) our future exploration and partnerships plans and the structure of our portfolio; (vi) our outlook for long-term economic growth and other macroeconomic and industry trends; (vii) our projected and expected production levels and development projects across our portfolio of assets; (viii) our reserves; (ix) our plans for our major projects and related budget allocations; (x) our expectations and objectives with respect to decarbonisation, climate change resilience and timelines to achieve such objectives, including our Climate Transition Action Plan, Climate Change Adaptation Strategy and goals, targets and strategies to seek to reduce or support the reduction of greenhouse gas emissions, and related perceived opportunities for BHP; (xi) the assumptions, beliefs and conclusions in our climate change-related statements and strategies, including in our Climate Change Report 2020, for example, in respect of future temperatures, energy consumption and greenhouse gas emissions, and climate-related impacts; (xii) our commitment to generating social value; (xiii) our commitments under sustainability frameworks, standards and initiatives; (xiv) our intention to improve tailings storage management; (xv) our intention to achieve certain inclusion and diversity targets; and (xvi) our intention to achieve certain targets and outcomes with respect to Indigenous peoples.
Forward-looking statements are based on management’s current expectations and reflect judgments, assumptions, estimates and other information available as at the date of this Annual Report and/or the date of BHP’s planning or scenario analysis processes. These statements do not represent guarantees or predictions of future financial or operational performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this Annual Report. BHP cautions against reliance on any forward-looking statements or guidance, including in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with
COVID-19.
For example, our future revenues from our assets, projects or mines described in this Annual Report will be based, in part, on the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets.
Other factors that may affect the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include: (i) our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; (ii) the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; (iii) activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; (iv) changes in environmental and other regulations; (v) the duration and severity of the
COVID-19
pandemic and its impact on our business; (vi) political or geopolitical uncertainty; (viii) labour unrest; and (viii) other factors identified in the risk factors set out in section 1.16.
Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Past performance cannot be relied on as a guide to future performance.
Emissions and energy consumption data
Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions and operational energy consumption under the calculation methodologies used in the preparation of such data, all GHG emissions and operational energy consumption data or references to GHG emissions and operational energy consumption volumes (including ratios or percentages) in this Annual Report are estimates. There may also be differences in the manner that third parties calculate or report GHG emissions or operational energy consumption data compared to BHP, which means that third party data may not be comparable to our data. For information on how we calculate our GHG emissions and operational energy consumption data, see section 4.8.
The Strategic Report is made in accordance with a resolution of the Board.
Ken MacKenzie
Chair
Dated: 2 September 2021

Form 20-F Cross Reference Table

Item Number		Description	Report section reference
1.		Identity of Directors, Senior Management and Advisors	Not applicable
2.		Offer Statistics and Expected Timetable	Not applicable
3.		Key Information
	B	Capitalization and indebtedness	Not applicable
	C	Reasons for the offer and use of proceeds	Not applicable
	D	Risk factors	1.16
4.		Information on the Company
	A	History and development of the company	1.2 to 1.6, 1.8 to 1.17, 3.7, 4.3, 4.5 to 4.9, 4.10.1 to 4.10.5 and Corporate directory
	B	Business overview	1.4 to 1.6, 1.8 to 1.11, 1.17, 3.7, 4.3, 4.5 to 4.9, 4.10.3, 4.10.4, 4.10.9 and Note 1 to the Financial Statements
	C	Organizational structure	4.10.3 and Note 30 to the Financial Statements
	D	Property, plants and equipment	1.10.1 to 1.10.4, 1.11, 1.13, 1.15, 1.16, 1.17, 3.7, 4.3, 4.5 to 4.7 and Notes 11, 15 and 21 to the Financial Statements
4A.		Unresolved Staff Comments	None
5.		Operating and Financial Review and Prospects
	A	Operating results	1.8, 1.17 and 4.10.9
	B	Liquidity and capital resources	1.8, 3.1.4, Notes 11, 20 to 23, 34 and 39 to the Financial Statements
	C	Research and development, patents and licenses, etc.	1.10 to 1.17, 2.3.14, 3.7, 4.3, 4.6, 4.7 and Notes 11 and 15 to the Financial Statements
	D	Trend information	1.2 to 1.6, 1.13, 1.16 and 1.17
	E	Critical Accounting Estimates	IFRS is applied in the Financial Statements as issued by the IASB
6.		Directors, Senior Management and Employees
	A	Directors and senior management	2.1.1, 2.1.2 and 2.1.5
	B	Compensation	2.2
	C	Board practices	2.1.2, 2.1.9, 2.1.10, 2.1.12 and 2.2
	D	Employees	1.12, 4.8 and Note 28 to the Financial Statements
	E	Share ownership	2.2, 2.3.2, 2.3.5, 2.3.18 and Notes 16, 17 and 25 to the Financial Statements
7.		Major Shareholders and Related Party Transactions
	A	Major shareholders	4.10.6
	B	Related party transactions	2.2 and Notes 24 and 33 to the Financial Statements
	C	Interests of experts and counsel	Not applicable
8.		Financial Information
	A	Consolidated Statements and Other Financial Information	1.15, 4.9, 4.10.7, 3.1, 3.2A and the Financial Statements beginning on page F-1 in this Annual Report
	B	Significant Changes	Note 35 to the Financial Statements
9.		The Offer and Listing
	A	Offer and listing details	4.10.2
	B	Plan of distribution	Not applicable
	C	Markets	4.10.2
	D	Selling shareholders	Not applicable
	E	Dilution	Not applicable
	F	Expenses of the issue	Not applicable
10.		Additional Information
	A	Share capital	Not applicable
	B	Memorandum and articles of association	4.10.3 and 4.10.5
	C	Material contracts	4.10.4
	D	Exchange controls	4.10.9
	E	Taxation	4.10.10
	F	Dividends and paying agents	Not applicable
	G	Statement by experts	Not applicable
	H	Documents on display	4.10.5
	I	Subsidiary information	Note 30 to the Financial Statements and Exhibit 8.1
11.		Quantitative and Qualitative Disclosures About Market Risk	Note 23 to the Financial Statements
12.		Description of Securities Other than Equity Securities
	A	Debt Securities	Not applicable
	B	Warrants and Rights	Not applicable
	C	Other Securities	Not applicable
	D	American Depositary Shares	4.10.8 and Exhibit 2.1
13.		Defaults, Dividend Arrearages and Delinquencies	There have been no defaults, dividend arrearages or delinquencies
14.		Material Modifications to the Rights of Security Holders and Use of Proceeds	There have been no material modifications to the rights of security holders and use of proceeds since our last Annual Report
15.		Controls and Procedures	2.1.10 and 3.2A
16A.		Audit committee financial expert	2.1.10
16B.		Code of Ethics	2.1.15
16C.		Principal Accountant Fees and Services	2.1.10 and Note 36 to the Financial Statements
16D.		Exemptions from the Listing Standards for Audit Committees	Not applicable
16E.		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	2.3.2
16F.		Change in Registrant’s Certifying Accountant	Not applicable
16G.		Corporate Governance	2
16H.		Mine Safety Disclosure	Not applicable
16I.		Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
17.		Financial Statements	Not applicable as Item 18 complied with
18.		Financial Statements	The Financial Statements begin on page F-1 in this Annual Report
19.		Exhibits	5

We are BHP,
a leading global resources company

Our Purpose	Our Values

Our purpose is to bring people and resources together to build a better world.	Sustainability Putting health and safety first, being environmentally responsible and supporting our communities.
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

• Our teams are inclusive and diverse.

• Our communities, customers and suppliers value their relationships with us and are better off for our presence.

• Our asset portfolio is world class and sustainably developed.

• Our operational discipline and financial strength enables our future growth.

• Our shareholders receive a superior return on their investment.

• Our commodities support continued economic growth and decarbonisation.

v

Section 1
Strategic Report
1.1    Our highlights
Not required for US reporting.
1.2    Chair’s review
I am pleased to provide our Annual Report for FY2021.
In a year that has seen
COVID-19
continue to challenge the lives and livelihoods of so many, I am proud of the resilience and commitment our people have demonstrated to deliver an outstanding set of results in FY2021.
The strong operational performance driven by our teams across the world, combined with a diversified portfolio and disciplined approach to capital allocation, has seen the Board determine a dividend of US$3.01 per share for FY2021. This means we have returned US$15 billion to shareholders this year, and more than US$38 billion over the past three years. In a year of significant financial disruption across the globe, these results demonstrate the health of your company.
BHP is in a strong position and it is against this backdrop that we are making transformative changes.
We have announced our intention to unify BHP’s corporate structure to a single listing on the Australian Securities Exchange. Creating one BHP today positions the company to deliver on our strategy in the future. We will be more agile, efficient and flexible, while still enabling BHP shareholders around the world to support the company as they have done for decades.
We have also announced a number of strategic steps towards the future of your company, as we continue to grow our portfolio in future facing commodities. We have announced a US$5.7 billion investment in Jansen Stage 1, a top tier potash asset in Canada. BHP has also announced our intention to merge our Petroleum assets with Woodside. The resulting global top 10 independent oil and gas company will have the resilience and optionality to succeed in the energy transition.
The essential resources we produce at BHP are not only fundamental to the way we live now, they are fundamental to the way we will live in the future.
Based on the climate change scenario analysis we undertook last year, we believe that the more action the world takes to limit climate change, the better it will be for BHP.
Commodities like copper, nickel and iron ore will be essential for building the infrastructure and technology that will aid the world’s decarbonisation ambitions, and potash will help feed the world’s growing population.
Investing in future facing commodities creates great opportunities for BHP – it means our strategic goals align with our climate goals – but it also creates a challenge. The world needs to increase production of commodities that support the transition and do so ever more sustainably. BHP has made progress against our greenhouse gas emissions reductions targets and goals, but we intend to continue to challenge ourselves to reduce our own emissions, and work in partnership with our customers and suppliers to reduce emissions along the value chain.
Our response to climate change and the decarbonisation challenge is just one aspect of our broader commitment to deliver social value. Social value is the positive contribution we make to the environment and society. It goes hand in hand with financial value in our decision-making, and we believe this approach is in the long-term best interests of shareholders. We have been able to provide significant support to the communities in which we operate. This includes US$11.1 billion in taxes, royalties and other payments to governments in FY2021 – and US$84.0 billion over the past 10 years.
In FY2021, we continued to broaden our relationships with our Indigenous partners on whose land our operated assets lie. Our Cultural Heritage team has worked to ensure our operational decision-making is informed by reliable and contemporary heritage information, and any decision regarding cultural heritage is made by the most senior site leadership. We have also set out Regional Indigenous Peoples Plans that outline our commitment to agreement-making, Indigenous procurement, employment and social investment.
The delivery of the South Flank project was an important milestone for the Group in FY2021, and we would like to acknowledge the support of the Banjima people in helping us to deliver the project.
Our Board renewal process continued this year as we welcomed Xiaoqun Clever and Christine O’Reilly as independent
Non-executive
Directors in October 2020. We are pleased that Michelle Hinchliffe will join the BHP Board on 1 March 2022. Michelle has significant expertise in financial risk management and strong global experience, and we look forward to welcoming Michelle early next year.
We have also announced that Anita Frew and Susan Kilsby will retire from the BHP Board at the end of the 2021 Annual General Meetings. Both Anita and Susan have recently accepted Chair roles at significant international companies, and we wish them well. I thank Anita and Susan for the invaluable contribution they have made to BHP. Gary Goldberg has replaced Susan as BHP’s Senior Independent Director, and Christine O’Reilly has been appointed Chair of the Remuneration Committee.

Finally, we achieve nothing unless we do it safely. While we are pleased that it has now been over two years since the last fatality at our operated assets, we know that a commitment to health and safety requires more than this. We are committed to stamping out sexual assault and harassment at all our sites. This is a critical issue for BHP and for our industry. We have been working on this for some time, but we know we must do more to make our workplaces safe and inclusive for everyone.
I am confident the decisions we are making to build our company for the future, together with continued strong operational performance and commitment to those who rely on us, will see us continue to grow BHP and create value for our shareholders and our broader stakeholders for decades to come.
Thank you for your continued support of BHP.
Ken MacKenzie
Chair

1.3    Chief Executive Officer’s review
Dear shareholders,
I am pleased to report that BHP performed strongly in FY2021, with no one fatally injured across BHP’s global operations, and record production and throughput in a number of businesses. We completed four major capital projects on time and on budget, a notable feat given the pandemic context, and our approach to capital allocation remained disciplined, generating strong returns for shareholders. I want to thank our employees and all those who supported us in delivering these outcomes.
Our operational and financial results provide the strong foundation upon which we have announced our investment in the Jansen Stage 1 potash project, the intended merger of BHP’s Petroleum business with Woodside Petroleum Ltd. (Woodside), and the intention to unify the BHP corporate structure under a single primary listing in Australia. These strategic steps are intended to underpin BHP’s ability to continue to grow shareholder value in the coming decades.
The future is clear. We believe that the world is going to need increasing supply of the essential commodities BHP produces in order to sustain global economic growth and in order to decarbonise the global economy. It is important for the world that this growing demand is met sustainably, and BHP is ideally positioned to do so given our portfolio of existing assets, our strong track record on sustainability and social value creation, our operating and financial discipline, and most importantly our people.
The intended unification of BHP’s corporate structure will position us even more strongly to be able to continue growing shareholder value. We will be a simpler, more efficient and more agile company. This is expected to enable us to be more competitive and to more quickly create and capitalise on opportunities to continue to grow value.
The intended merger of BHP’s Petroleum business with Woodside will create a global top 10 independent exploration and production company, with increased scale and resilience. We expect shareholders to benefit from significant synergies arising from the intended merger, and they will have greater choice in how to shape the relative commodity exposures in their own portfolios.
The decision to proceed with the Jansen Stage 1 potash project in Canada is a significant milestone for BHP. Potash is a future facing commodity that enables more efficient and sustainable farming, which will be increasingly important in feeding a growing global population and in meeting the world’s need to decarbonise. Jansen Stage 1 also opens up a new front for future growth for BHP. We will be ideally positioned to meet potential future growth in global demand for potash with Jansen Stages 2 through 4, which we anticipate will offer high returns and faster paybacks.
These decisions and intended steps are anticipated to result in around half of BHP’s revenues being derived from the future facing commodities of copper, potash and nickel by the end of this decade. We also expect the other half, comprising iron ore and higher-quality coking coal, to see upside as the world decarbonises.
BHP continues to take action on climate change. In the past year we announced a new suite of climate change related targets and goals, together with an assessment of the performance of BHP’s portfolio under different climate scenarios. The latter indicated that BHP’s overall portfolio is resilient and, in fact, many of our commodities would perform best under our Paris-aligned scenario that sees more rapid decarbonisation and an increase in average global temperature of no more than 1.5°C.
We progressed towards our operational emissions reduction targets and goal by entering into renewable power supply agreements for our Kwinana nickel refinery and Queensland Coal operations – adding to the Escondida and Spence copper mine agreements announced in FY2020.
With a focus on Scope 3 emissions, we entered into partnerships with major steel producers in China and Japan, targeting technologies to reduce emissions from steelmaking.
The combined output of these steel companies equates to around 10 per cent of reported global steel production. We also entered into a series of innovative initiatives that seek to help reduce emissions in bulk shipping.
Finally, we continue to invest in people. In FY2021, we trained more than 500 apprentices and trainees through our FutureFit Academy in Australia, and have committed to creating 2,500 new Australian apprenticeship and trainee positions over the next five years. We have continued our progress towards gender balance and female participation in our workforce increased to 29.8 per cent during the year, complementing our already gender-balanced Executive Leadership Team. Our Indigenous participation rate has also increased to 7.2 per cent in Australia and 7.5 per cent in Chile. We are leading the way in building the workforce of the future.
I hope that you can see that this has been a very good year for BHP. We have taken action to shape BHP’s future, while delivering very strong operational and financial results.
The combination of a clear strategic outlook, increasing operational excellence and greater exposure to future facing commodities is expected to enable us to deliver positive returns and grow more value for all of our stakeholders in the years ahead.
Thank you for your ongoing support.
Mike Henry
Chief Executive Officer

1.4    Our business today
Our business
Our purpose is to bring people and resources together to build a better world.
Our strategy is to deliver long-term value and returns through the cycle. We aim to do this through owning a portfolio of world class assets with exposure to highly attractive commodities that benefit from the mega-trends playing out in the world around us, by operating them exceptionally well, by maintaining a disciplined approach to capital allocation and through being industry leaders in sustainability and the creation of social value.
We are a global business with over 9,000 suppliers around the world, many of which are small to medium-sized
businesses that are local to our assets.
We have approximately 80,000 employees and contractors who work in more than 17 countries around the world.
The essential resources we produce are critical for continued economic growth and decarbonisation and we are committed to supplying them more safely, responsibly and efficiently.
In FY2021, we produced:

•	the commodities to create the steel that goes into the infrastructure needed for growing cities around the world, including to support the energy transition

•	the copper and nickel required for electrification, such as copper-intensive electric vehicles and nickel-intensive batteries that can reduce the need for fossil fuels and support decarbonisation

•	the energy that heats homes, enables transport and powers many of the household products we use every day

	Future facing commodities		Steelmaking commodities		Oil & Gas

Product	Copper	Nickel	Iron ore	Metallurgical coal*	Petroleum

FY2021 production	1,635.7 kt	89.0 kt	253.5 Mt	40.6 Mt	102.8 MMboe

Traditional usage	Wiring, power cables, cars, smartphones, televisions, laptops, air conditioners	Stainless steel, refrigerators, cookware, homeware, medical equipment	Cities, hospitals, schools, houses, bridges, trains, cars, smartphones * Metallurgical coal is also known as steelmaking coal.		Driving, air travel, heating, generating electricity, cleaning products, medical and hygiene products, roads

Emerging usage	Electrification mega trends		Supporting development and clean energy transition		Supporting mobility and modern life
	Wind turbines, electric vehicles, solar panels, battery charging, electric vehicle batteries, grid storage solutions		Wind turbines, carbon capture infrastructure and climate adaption to adjust to current or expected climate change and its effects		Low-emissions shipping, technology-related materials, pairing with renewables, and the transportation impacts of the e-commerce revolution

1.5    Positioning for the future
Growing value and positioning for the future
In August 2021, we announced proposed changes to our portfolio and corporate structure to position BHP for the future. These portfolio and capability changes are intended to enable us to even more strongly grow long-term value by sustainably producing the commodities the world needs for continued economic growth and decarbonisation. We seek to grow value while continuing to provide climate leadership and considering social value and financial value in the decisions we make. We seek to grow value while continuing to provide climate leadership and considering social value and financial value in the decisions we make.
Jansen Stage 1 potash project – entry into a
top-tier
potash basin
BHP’s Board approved a US$5.7 billion investment in Jansen Stage 1 in Canada, which is aligned with our strategy of growing our exposure to future facing commodities in world class assets. The project is expected to produce 4.35 million tonnes of potash per year with initial production targeted for 2027, ramping up to full production over two years.
Jansen is located in the world’s best potash basin and is in an attractive investment jurisdiction. It opens up a new front for growth for BHP and is an expandable resource that can support a century or more of operations. Potash provides us with greater diversification by commodity, country, and customer.
Potash is a potassium-rich salt mainly used in fertiliser and potassium is an essential nutrient for plant growth.
Potash demand is underpinned by a growing global population and the requirement for more productive farming with a lower environmental footprint.
Jansen Stage 1 is expected to be low cost and one of the world’s most sustainable potash mines, designed for a low-carbon
footprint and low water intensity.
Jansen Stage 1 is expected to create 3,500 jobs during peak construction and 600 jobs in ongoing operations, and opportunities for local and Indigenous businesses. Our goal is for the Jansen workforce to be gender balanced and for First Nations employees to make up 20 per cent of the team. In the first of their kind in the potash industry, we have signed Opportunity Agreements with six First Nations communities around the site.
Petroleum business merger proposal – creating a global top 10 independent energy company
BHP and Woodside have entered into a merger commitment deed to combine their respective oil and gas portfolios by an all-stock
merger. The proposed merger would create a global top 10 independent energy company by production, with a global top 10 position in the liquefied natural gas (LNG) industry, and would be the largest energy company listed on the Australian Securities Exchange (ASX).
With the combination of two high-quality asset portfolios, the combined business would have a high-margin oil portfolio, long-life LNG assets and the financial resilience to help supply the energy needed for global growth and development over the energy transition.
The proposed merger is subject to confirmatory due diligence, negotiation and execution of full form transaction documents, and satisfaction of conditions precedent, including shareholder, regulatory and other approvals.
The proposed merger is expected to be completed in the first half of CY2022. On completion, it is expected that Woodside would be owned approximately 52 per cent and 48 per cent by existing Woodside and BHP shareholders respectively. The Woodside shares would be immediately distributed to BHP shareholders. Woodside intends to remain listed on the ASX with listings on additional exchanges being considered.
A unified corporate structure – flexibility for the future
BHP currently operates as a Dual Listed Company with two parent entities, both holding primary listings: BHP Group Limited (BHP Ltd) in Australia and BHP Group Plc (BHP Plc) in the United Kingdom.
We are proposing to adopt a single company structure under BHP Ltd, with a primary listing on the ASX. The company would hold a standard listing on the London Stock Exchange, a secondary listing on the Johannesburg Stock Exchange and an American Depositary Receipt program listed on the New York Stock Exchange.
We believe a simplified corporate structure would be more efficient and agile, better positioning the company for continued performance and growth.
One-off
unification costs are expected to range between US$400 to US$500 million.
If a unified model is implemented, eligible BHP Plc shareholders would receive one share in BHP Ltd for each BHP Plc share they hold. The holdings of BHP Ltd shareholders would not change. BHP’s dividend policy and ability to distribute fully franked dividends also would not change.
Subject to final Board approval, BHP shareholders are expected to vote on unification at shareholder meetings planned for the first half of CY2022.

Adding to our early stage options in future facing commodities
Consistent with our strategy to secure further growth opportunities in future facing commodities, in July 2021 we made a public all-cash
offer to acquire Noront Resources to gain access to a highly prospective nickel basin in an attractive region in Canada, following which Noront’s Board recommended shareholders accept BHP’s offer.
During the year, we also signed an agreement for a nickel exploration alliance with Midland Exploration in Canada and exercised an option to sign a farm-in
agreement with Encounter Resources for the Elliott copper project in Australia.
Update on our
non-core
coal divestment process
In August 2020, we announced plans to divest our interests in BHP Mitsui Coal (BMC), New South Wales Energy Coal and Cerrejón
to focus our coal portfolio on higher-quality metallurgical coals used in steelmaking.
In June 2021, we announced the signing of a Sale and Purchase Agreement to divest our 33.3 per cent interest in Cerrejón for US$294 million cash consideration. Subject to the satisfaction of customary competition and regulatory requirements, this is expected to complete in the second half of FY2022.
The process for BMC and New South Wales Energy Coal is progressing, in line with the two-year
timeframe set last year. We remain open to all options and continue consultation with relevant stakeholders.

1.6    Delivering value
1.6.1    Our business model

1.6.2    How we deliver value
Our people
Our global workforce is the foundation of our business. Supporting our people is vital for high performance and for furthering our competitive advantage. For more information on our culture, including our aspirational target of a gender-balanced workforce and progress in FY2021, refer to section 1.12.
Social value
We are committed to creating long-term value for our shareholders and consider social value and financial value in the decisions we make. Social value is our positive contribution to society – to our people, partners, economy, environment and local communities. We know that when we consider social impacts in our decision-making and when we build respectful and mutually beneficial relationships, we create value for all of our stakeholders and in particular for our shareholders.
We consider our social value work to be successful when the societies where we operate are better off through our presence; the communities we are part of are resilient and thriving, even in the face of change; our shareholders receive a superior return on their investment; and we are a partner of choice for governments, investors, employees, communities, suppliers and customers.
Our strategic capabilities
To deliver on our strategy we need outstanding strategic capabilities in areas where we can generate maximum value.
The strategic capabilities we are focused on include:

•	discovering and appraising resources

•	acquiring the right assets and asset options

•	defining the optimal ways to develop our resources

•	optimising our use of capital

•	continuous improvement and innovation

•	establishing and maintaining mutually beneficial stakeholder relationships
Pursuing operational excellence
Our commitment to continuous improvement supports our pursuit of operational excellence. Our current and developing strengths include:

•	the principles, practices and tools of the BHP Operating System (BOS), BHP’s way of working that makes continuous improvement part of what we do in our business every day

•
the capabilities and standards housed in our technical functions, which includes Technology and our Centres of Excellence, which are designed to help deliver improved safety, productivity and sustainability outcomes

•
our internal venture capital unit, BHP Ventures, which looks to invest in emerging companies with game-changing technologies and management teams to help drive innovation and provide us with a valuable portfolio of growth options

Examples in FY2021 included multi-team and cross-functional approaches to achieve:

•	an increase of over 1,000 productive hours a year for the automated truck fleet at our Jimblebar iron ore operation in Western Australia

•
improvements in the refining process at Olympic Dam in South Australia resulting in a copper recovery rate from scrap copper that was 25 per cent above the budgeted target for FY2021 and a record for scrap copper recovery at Olympic Dam

Technology
Technology helps us to improve frontline safety, increase productivity, reduce cost, build capability and accelerate value creation. We are leveraging technologies such as cloud computing, cloud storage and smart analytics to enhance decision-making and advance mining technologies to automate equipment.
Highlights in FY2021 included:

•
the development of an
in-house
machine learning tool, Trident, at Escondida that uses real-time data analytics to optimise vessel scheduling and improve the revenue per tonne from copper concentrate sales. The tool is being implemented across our other copper concentrate assets, including Spence

•
the use of machine learning and optimisation techniques at our Western Australia Iron Ore (WAIO) rail network to refine WAIO’s rail track grinding plan, which has simultaneously resulted in significantly increased grinding compliance and a reduction in hours lost

•
at our WAIO shipping facilities at Port Hedland, data scientists and mathematicians worked alongside the operations team on the ground to develop algorithms that lifted our port outflow capacity by more than 1.4 Mtpa, by helping to optimise transport routes to reduce dump times and vessel line-up

Exploration
Our exploration program is focused on copper and nickel to grow our future facing resource portfolio and replenish our resource base. It is designed to enable us to generate attractive, low-cost,
value-accretive options for our business and to position BHP for the best future access to our preferred resources. We use new technology and innovation in our exploration activities.
For more information, refer to section 1.11.
Capital discipline
We use the Capital Allocation Framework (CAF) to assess the most effective and efficient way to deploy capital. This helps us to maintain safe and reliable operations, meet our social value and greenhouse gas emissions reduction commitments, keep our balance sheet strong, and deliver strong growth and returns to our shareholders.
We then look at what would be the most valuable risk-adjusted use for any excess capital.
We evaluate the range of investment opportunities and aim to optimise the portfolio based on our assessment of risk, returns and future optionality. We then develop a long-term capital plan and guidance for the Group.

1.6.3    How our choice of commodities and assets helps deliver value
Our purpose is to bring together people and resources to build a better world.
Building a better world requires the decarbonisation of the global economy and the protection and improvement of the quality of life of people everywhere. The world needs sustainable industries and products, cleaner infrastructure and more of the types of jobs people aspire to. This transformation cannot happen without resources and companies like BHP that seek to produce them more safely, responsibly and efficiently.
Under our Paris-aligned 1.5°C scenario,
(
1
)
we expect demand for many of our commodities to be driven by continued growth in population and the global economy, decarbonisation and electrification. In our 1.5°C scenario, we anticipate demand for primary copper almost doubling and demand for primary nickel almost quadrupling over the next 30 years, compared to the past 30 years. We also expect demand for steel to almost double in the same period. We believe a wholesale shift away from blast furnace steelmaking, which depends on metallurgical coal, is still decades in the future.
However, we are moving to concentrate our coal portfolio on higher-grade coals used for steelmaking (metallurgical coal) that have the greatest potential upside for quality premiums as steelmakers seek to improve blast furnace utilisation and reduce emissions intensity.
Potash is expected to become vital for more efficient agricultural practices as governments and industry seek more efficient and environmentally sustainable agriculture, as well as to ease pressure on increasingly scarce land for farming.
As the shift to cleaner energy sources occurs, we expect the world will still need oil and gas to power mobility and everyday life on the pathway to decarbonisation. We see oil and gas remaining attractive in terms of their investment fundamentals for at least the next decade.
There is no easy path to achieving net zero emissions, but we believe the world has a responsibility to meet this challenge. The task of reducing emissions is more difficult in some sectors and countries, and activities that reduce or remove carbon, such as natural climate solutions or carbon capture, use and storage, will be required to offset those carbon-emitting activities that are harder to abate, such as industrial processes like steel and cement manufacturing, as the world aims for net zero emissions.
We are taking action to play our part in operating more responsibly to provide essential resources. We have been taking action on climate for decades and continue to work towards our target of reducing operational emissions by at least 30 per cent by FY2030 (from FY2020 levels
(
2
)
) and our goal of achieving net zero operational emissions by 2050.
(
3
)
We are working to support the acceleration of decarbonisation in our value chain, including in the hard to abate steelmaking sector. And we will continue to progress work to assess the potential physical impacts of climate change and what will be required to build resilience. For more information regarding our goals to reduce our emissions, refer to section 1.13.7.
Through our focus on operational and financial excellence, ever more sustainable production and use of our commodities, and the creation of broader social value, we believe BHP will play an important role in achieving a cleaner and more prosperous world, while creating greater value for our stakeholders through doing so.

(1)	Refer to our Climate Change Report 2020 for the assumptions and outputs and limitations of our 1.5°C scenario, used in our most recent portfolio analysis.

(2)	The FY2020 baseline will be adjusted for any material acquisitions and divestments based on greenhouse gas emissions at the time of the transaction. Carbon offsets will be used as required.

(3)	These positions are expressed using terms that are defined in the Glossary, including the terms ‘net zero’, ‘target’ and ‘goal’.

Our portfolio
We are actively managing our portfolio for value creation to maximise the opportunity to yield financial returns for shareholders and to create greater value for our partners, communities and all other stakeholders. Following our Board’s approval to invest in Jansen Stage 1, the proposed merger of Petroleum and the proposed exit of our non-core
coal assets, BHP will be focused on producing higher-quality iron ore and metallurgical coal for steelmaking, copper for electrification and renewable energy, nickel for batteries and potash to make food production and land use more efficient. We will also continue to create and secure further options in future facing commodities.
Iron ore: Lowest-cost iron ore majors globally,
(
1
)
with improved product quality

•	Record annual production at WAIO in FY2021.

•	South Flank sustaining project in Western Australia achieved first ore in May 2021 and is expected to enhance our product mix in FY2022.

•	WAIO is among the world’s lowest carbon emissions intensity iron ore producers.
Metallurgical coal: World class resource with a focus on higher-quality product

•	Seeking value growth by enhancing productivity and focusing on higher-grade coal with greatest potential for quality premiums.

•	Implementing technology applications to improve safety and productivity.

•	Renewable power purchasing agreement in September 2020 to supply up to half of the electricity needs of our Queensland Coal operations from low-emissions sources.
Copper: Growth at some of the largest
(
2
)
and most sustainable copper mines globally

•	Securing more copper resources through exploration and early-stage entry options.

•	Pursuing technical innovation to unlock value.

•	Escondida and Spence on track for 100 per cent renewable electricity supply by the mid-2020s with four renewable power contracts to commence from FY2022.
Nickel: Options to grow from the second-largest nickel sulphide resource globally

•	One of the lowest carbon emissions nickel miners in the world.

•	Transitioning to new mines and focusing on higher-margin products and technical innovation.

•	Seeking more resources through exploration, acquisition and early-stage options.
Potash: Developing a potash business with embedded optionality

•	Approved a US$5.7bn investment in the Jansen Stage 1 potash project in the world’s best potash basin in Canada.

•	Expected to be one of the world’s most sustainable potash mines, with a low carbon footprint and low water intensity.

•	Goal for a gender-balanced workforce and for First Nations employees to make up around 20 per cent of the team.
Petroleum: Creation of a global top 10 independent energy company

•	Proposed merger of our Petroleum business with Woodside expected to unlock synergies, value and choice for BHP shareholders.

•	On completion, existing BHP shareholders would own approximately 48 per cent of the combined business.

•	Combined business expected to benefit from a high-margin oil portfolio, long-life LNG assets and the financial resilience to help supply the energy needed for global growth over the energy transition.

(1)
Based on published unit costs by major iron ore producers. There may be differences in the manner that third parties calculate or report unit costs data compared to BHP, which means that third-party data may not be comparable to our data.

(2)	Based on published production figures.

1.7    Chief Financial Officer’s review
Not required for US reporting.
1.8    Financial review
1.8.1    Group overview
We prepare our Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. We publish our Consolidated Financial Statements in US dollars. All Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Cash Flow Statement information below has been derived from audited Financial Statements. For more information, refer to section 3.
We use various Alternative Performance Measures (APMs) to reflect our underlying performance. These APMs are not defined or specified under the requirements of IFRS, but are derived from the Group’s Consolidated Financial Statements prepared in accordance with IFRS. The APMs are consistent with how management reviews financial performance of the Group with the Board and the investment community. Section 4.2, which is incorporated into the Strategic Report by reference, includes our APMs and section 4.2.1 outlines why we believe the APMs are useful and the calculation methodology. We believe these APMs provide useful information, but they should not be considered as an indication of, or as a substitute for statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position.
Summary of financial measures

Year ended 30 June US$M	2021	2020
Consolidated Income Statement (section 3.1.1)
Revenue	60,817	42,931
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders (Attributable profit)	11,304	7,956
Dividends per ordinary share – paid during the period (US cents)	156.0	143.0
Dividends per ordinary share – determined in respect of the period (US cents)	301.0	120.0
Basic earnings per ordinary share (US cents)	223.5	157.3
Consolidated Balance Sheet (section 3.1.3) (1)
Total assets	108,927	105,733
Net assets	55,605	52,175
Consolidated Cash Flow Statement (section 3.1.4)
Net operating cash flows	27,234	15,706
Capital and exploration expenditure	7,120	7,640
Other financial information (section 4.2)
Net debt	4,121	12,044
Underlying attributable profit	17,077	9,060
Underlying EBITDA	37,379	22,071
Underlying basic earnings per share (US cents)	337.7	179.2
Underlying Return on Capital Employed (per cent)	32.5	16.9

(1)
All comparative periods have been restated to reflect changes to the Group’s accounting policy following a decision by the IFRS Interpretations Committee on IAS 12 ‘Income Taxes’, resulting in the retrospective recognition of US$950 million of goodwill at Olympic Dam (included in the Copper segment) and an offsetting US$1,021 million increase in deferred tax liabilities. Refer to note 39 ‘New and amended accounting standards and interpretations and changes to accounting policies’ in section 3 for further information.

For more selected consolidated financial information derived from the historical audited Consolidated Financial Statements of the group, refer to section 4.1.

1.8.2    Key performance indicators
Our key performance indicators (KPIs) enable us to measure our sustainable development and financial performance. These KPIs are used to assess performance of our people throughout the Group. For information on our approach to performance and reward, refer to section 2. For information on our overall approach to executive remuneration, including remuneration policies and remuneration outcomes, refer to section 2.
Following BHP’s sale of the Onshore US assets, the contribution of these assets to the Group’s results is presented in this Annual Report as Discontinued operations. To enable more meaningful comparisons with prior year disclosures and in some cases to comply with applicable statutory requirements, the data in section 1.8.2, except for Underlying EBITDA, has been presented to include Onshore US assets. Footnotes to tables and infographics indicate whether data presented in section 1.8.2 is inclusive or exclusive of Onshore US. Details of the contribution of the Onshore US assets to the Group’s results are disclosed in note 29 ‘Discontinued operations’ in section 3.

(1)	Includes data for Continuing and Discontinued operations for the financial years being reported.

(2)	Excludes data from Discontinued operations for the financial years being reported.

(3)	For more information on APMs, refer to section 4.2.

Reconciling our financial results to our key performance indicators

	Profit			Earnings		Cash		Returns

			US$M		US$M		US$M			US$M

Measure:	Profit after taxation from Continuing operations		13,451	Profit after taxation from Continuing operations	13,451	Net operating cash flows from Continuing operations	27,234	Profit after taxation from Continuing operations		13,451

Made up of:	Profit after taxation			Profit after taxation		Cash generated by the Group’s consolidated operations, after dividends received, interest, proceeds and settlements of cash management related instruments, taxation and royalty-related taxation. It excludes cash flows relating to investing and financing activities.		Profit after taxation

Adjusted for:	Exceptional items before taxation	4,470		Exceptional items before taxation	4,470			Exceptional items after taxation		5,797

	Tax effect of exceptional items	1,327		Tax effect of exceptional items	1,327			Net finance costs excluding exceptional items		1,220

	Exceptional items after tax attributable to non-controlling interests	(24)		Depreciation and amortisation excluding exceptional items	6,824			Income tax benefit on net finance costs		(337)

				Impairments of property,
				plant and equipment,				Profit after taxation
	Exceptional items			financial assets and				excluding net finance
	attributable to BHP			intangibles excluding				costs and exceptional
	shareholders		5,773	exceptional items	264			items		20,131

	Profit after taxation attributable to non-controlling interests		(2,147)	Net finance costs excluding exceptional items	1,220			Net Assets at the beginning of period	52,175

				Taxation expense excluding exceptional items	9,823			Net Debt at the beginning of period	12,044

								Capital employed at the beginning of period		64,219

								Net Assets at the end of period	55,605

								Net Debt at the end of period	4,121

								Capital employed at the end of period		59,726
								Average capital employed
										61,973

To reach our KPIs	Underlying attributable profit		17,077	Underlying EBITDA	37,379	Net operating cash flows	27,234	Underlying Return on Capital Employed		32.5%
Why do we use it?

Underlying attributable profit allows the comparability of underlying financial performance by excluding the impacts of exceptional items and is also the basis on which our dividend payout ratio policy is applied.

Underlying EBITDA is used to help assess current operational profitability excluding the impacts of sunk costs (i.e. depreciation from initial investment). It is a measure that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources.
						Net operating cash flows provide insights into how we are managing costs and increasing productivity across BHP.

Underlying Return on Capital Employed is an indicator of the Group’s capital efficiency. It is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.

1.8.3    Financial results
The following table provides more information on the revenue and expenses of the Group in FY2021:

Year ended 30 June	2021 US$M	2020 US$M	2019 US$M
Continuing operations
Revenue (1)	60,817	42,931	44,288
Other income	510	777	393
Expenses excluding net finance costs	(34,500)	(28,775)	(28,022)
Loss from equity accounted investments, related impairments and expenses	(921)	(512)	(546)

Profit from operations	25,906	14,421	16,113

Net finance costs	(1,305)	(911)	(1,064)
Total taxation expense	(11,150)	(4,774)	(5,529)

Profit after taxation from Continuing operations	13,451	8,736	9,520

Discontinued operations
Loss after taxation from Discontinued operations	–	–	(335)

Profit after taxation from Continuing and Discontinued operations	13,451	8,736	9,185

Attributable to non-controlling interests	2,147	780	879
Attributable to BHP shareholders	11,304	7,956	8,306

(1)	Includes the sale of third-party products.
Profit after taxation attributable to BHP shareholders increased from a profit of US$8.0 billion in FY2020 to a profit of US$11.3 billion in FY2021. Attributable profit of US$11.3 billion in FY2021 includes an exceptional loss of US$5.8 billion (after tax), compared to an attributable profit of US$8.0 billion, including an exceptional loss of US$1.1 billion (after tax) in the prior period. The FY2021 exceptional loss mainly relates to impairment charges recognised in relation to the Group’s energy coal and Potash assets as well as the Samarco dam failure. For more information on Exceptional items, refer to note 3 ‘Exceptional items’ in section 3.
Revenue of US$60.8 billion increased by US$17.9 billion, or 42 per cent, from FY2020. This increase was primarily attributable to higher average realised prices for iron ore, copper, nickel, oil, natural gas and thermal coal, partially offset by lower average realised prices for metallurgical coal and LNG. Record volumes achieved at WAIO, along with the highest annual production at Olympic Dam since our acquisition in 2005, were more than offset by the impacts of expected grade declines at Escondida and Spence, natural field decline in Petroleum and adverse weather events. For information on our average realised prices and production of our commodities, refer to section 1.17.
Total expenses excluding net finance costs of US$34.5 billion increased by US$5.7 billion, or 20 per cent, from FY2020. This includes a US$2.0 billion increase of net impairment charges recognised against the Group’s Potash assets of US$1.3 billion and at NSWEC of US$1.1 billion recognised in FY2021 compared to US$0.4 billion at Cerro Colorado in FY2020. The increase also included higher price linked costs of US$0.9 billion reflecting higher royalties due to higher realised prices for iron ore and US$0.5 billion of higher third party concentrate purchase costs. Depreciation and amortisation expense increased by US$0.7 billion reflecting a decrease in estimated remaining reserves at Bass Strait due to underperformance of the reservoir in the Turrum field and lower overall condensate and natural gas liquids (NGL) recovery from the Bass Strait gas fields and higher depreciation at WAIO due to a change in Yandi’s life of mine. This was combined with higher foreign exchange losses of US$1.6 billion reflecting the impact of the stronger Australian dollar and Chilean peso against the US dollar on our cost base.
Loss from equity accounted investments, related impairments and expenses of US$(0.9) billion in FY2021, increased by US$0.4 billion from FY2020. The increase was primarily due to unfavourable foreign exchange impacts in relation to the Samarco dam failure provision of US$0.5 billion combined with a US$0.5 billion impairment charge at Cerrejón, partially offset by higher current year profits from Antamina of US$0.4 billion primarily due to higher prices. Further information on the total impact of the Samarco dam failure provision and impairment charges connected with equity accounted investments, can be found at note 3 ‘Exceptional items’ in section 3 and note 13 ‘Impairment of non-current
assets’ in section 3 respectively.
Net finance costs of US$1.3 billion increased by US$0.4 billion, or 43 per cent, from FY2020. This was primarily attributable to premiums of US$395 million paid as part of the value accretive multi-currency hybrid debt repurchase programs completed during the year. For more information on net finance costs, refer to section 1.8.4 and note 22 ‘Net finance costs’ in section 3.
Total taxation expense of US$11.2 billion increased by US$6.4 billion from FY2020. The increase was primarily due to significantly higher profits and higher withholding tax on dividends, mostly driven by higher commodity prices. For more information on income tax expense, refer to note 6 ‘Income tax expense’ in section 3.

Principal factors that affect Underlying EBITDA
The following table and commentary describes the impact of the principal factors
(1)
that affected Underlying EBITDA for FY2021 compared with FY2020:

	US$M
Underlying EBITDA for year ended 30 June 2020	22,071
Net price impact:
Change in sales prices	16,965	Higher average realised prices for iron ore, copper, nickel, oil, natural gas and thermal coal, partially offset by lower average realised prices for metallurgical coal and LNG.

Price-linked costs	(870)	Increased royalties reflect higher realised prices for iron ore and higher third party concentrate purchase costs reflect higher nickel prices, partially offset by lower royalties for petroleum and metallurgical coal.
	16,095
Change in volumes	(312)
Record volumes at WAIO with strong performance across the supply chain, were offset by natural field decline at Petroleum.

The expected lower grades at Escondida and Spence more than offset Escondida concentrator throughput maintained at record levels, the new stream of concentrate production from the Spence Growth Option that came online in December 2020 and highest annual copper production achieved at Olympic Dam since our acquisition in 2005.

Lower volumes due to adverse weather impacts in the Gulf of Mexico (Petroleum) and NSWEC, combined with dragline maintenance and higher strip ratios at BMC. This was partially offset by the acquisition of the additional 28 per cent working interest at Shenzi and increased volumes at Nickel West following resource transition and major quadrennial maintenance shutdowns in the prior period.

Change in controllable cash costs:
Operating cash costs	(34)	Higher inventory drawdowns at Olympic Dam due to stronger mill and smelter performance and at Nickel West as volumes increased following planned maintenance shutdowns in the prior period and additional costs associated with the ramp-up
		of South Flank. This was largely offset by strong cost performance supported by cost reduction initiatives across our assets, lower technology costs and a gain from the optimised outcome from renegotiation of cancelled power contracts at Escondida and Spence.
Exploration and business development	109	Lower exploration expenses due to lower seismic activity in Petroleum.
	75
Change in other costs:
Exchange rates	(1,588)	Impact of the stronger Australian dollar and Chilean peso against the US dollar.
Inflation	(286)	Impact of inflation on the Group’s cost base.
Fuel and energy	223	Predominantly lower diesel prices at our minerals assets.
Non-Cash	282	Lower deferred stripping depletion at Escondida in line with planned development phase of the mines.
One-off items	(122)	Volume loss across our operations due to COVID-19 restrictions, predominantly at our copper operations in Chile.
	(1,491)
Asset sales	17
Ceased and sold operations	242	Reflects the divestment of Neptune and a decrease in costs related to the closure and rehabilitation provision for closed mines of US$311 million compared with the prior year.

Other items	682	Other includes higher average realised sales prices received by Antamina.
Underlying EBITDA for year ended 30 June 2021	37,379

(1)	For information on the method of calculation of the principal factors that affect Underlying EBITDA, refer to section 4.2.2.

Cash flow
The following table provides a summary of the Consolidated Cash Flow Statement contained in section 3.1.4:

Year ended 30 June	2021 US$M	2020 US$M	2019 US$M
Net operating cash flows from Continuing operations	27,234	15,706	17,397
Net operating cash flows from Discontinued operations	–	–	474

Net operating cash flows	27,234	15,706	17,871

Net investing cash flows from Continuing operations	(7,845)	(7,616)	(7,377)
Net investing cash flows from Discontinued operations	–	–	(443)
Proceeds from divestment of Onshore US, net of its cash	–	–	10,427

Net investing cash flows	(7,845)	(7,616)	2,607

Net financing cash flows from Continuing operations	(17,922)	(9,752)	(20,515)
Net financing cash flows from Discontinued operations	–	–	(13)

Net financing cash flows	(17,922)	(9,752)	(20,528)

Net increase/(decrease) in cash and cash equivalents	1,467	(1,662)	(10,477)

Net increase/(decrease) in cash and cash equivalents from Continuing operations	1,467	(1,662)	(10,495)
Net increase/(decrease) in cash and cash equivalents from Discontinued operations	–	–	18

Net operating cash inflows
of US$27.2 billion increased by US$11.5 billion. This reflects stronger iron ore and copper commodity prices and strong operational performance across the Group’s portfolio partially offset by the impacts of a stronger Australian dollar and Chilean peso against the US dollar, lower grades at Escondida and Spence, natural field decline at Petroleum and adverse weather events.
Net investing cash outflows
of US$7.8 billion increased by US$0.2 billion. This reflects the investment in an additional 28 per cent working interest in Shenzi from Hess Corporation of US$0.5 billion, increasing our share from 44 per cent to 72 per cent; partially offset by lower purchases of property plant and equipment of US$0.3 billion as the Group commissioned SGO and South Flank in FY2021.
For more information and a breakdown of capital and exploration expenditure on a commodity basis, refer to section 1.17.
Net financing cash outflows
of US$17.9 billion increased by US$8.2 billion. This reflects the higher repayment of interest bearing liabilities of US$6.0 billion mainly due to bond repayments on maturity of US$3.5 billion and early repurchase of hybrid bonds of US$3.4 billion. This was combined with higher dividends paid in FY2021 of US$1.0 billion reflecting the record half year dividend and higher dividends paid to non-controlling
interests of US$1.1 billion driven by higher profits achieved at Escondida.
For more information, refer to section 1.8.4 and note 20 ‘Net debt’ in section 3.
Underlying Return on Capital Employed (ROCE)
of 32.5 per cent increased by 15.6 percentage points (FY2020: 16.9 per cent) reflecting the significant increase in profit after taxation excluding net finance costs and exceptional items of US$9.5 billion. The Underlying ROCE in FY2021 includes US$12.1 billion of Assets under Construction (average of ending balances for FY2021 of US$10.4 billion and FY2020 of US$13.8 billion) including major projects in Potash and Mad Dog Phase Two, that are not yet producing their planned contribution to earnings.
For more information on Assets under Construction refer to note 11 ‘Property, plant and equipment’ in section 3.
The comparisons for the year ended 30 June 2020 to 30 June 2019 in connection with Financial results, Principal factors that affect Underlying EBITDA and Cash flow have been omitted from this Form
20-F
and can be found in our Form
20-F
for the fiscal year ended 30 June 2020, filed on 22 September 2020.
1.8.4    Debt and sources of liquidity
Our policies on debt and liquidity management have the following objectives:

•	a strong balance sheet through the cycle

•	diversification of funding sources

•	maintain borrowings and excess cash predominantly in US dollars

Interest bearing liabilities, net debt and gearing
At the end of FY2021, Interest bearing liabilities were US$21.0 billion (FY2020: US$27.0 billion) and Cash and cash equivalents were US$15.2 billion (FY2020: US$13.4 billion). This resulted in Net debt
(1)
of US$4.1 billion, which represented a decrease of US$7.9 billion compared with the net debt position at 30 June 2020. This was primarily due to the significant operating cash flow generated from strong financial and operational performance, and the favourable commodity price environment experienced during the year. Gearing, which is the ratio of Net debt to Net debt plus Net assets, was 6.9 per cent at 30 June 2021, compared with 18.8 per cent at 30 June 2020.
During FY2021, two multi-currency hybrid debt repurchase programs were completed (US$1.7 billion on 17 September 2020 and US$1.1 billion on 23 November 2020) and were funded from surplus cash. The Group also redeemed US$1.0 billion of 6.250 per cent hybrid notes on 19 October 2020, US$0.3 billion of 6.750 per cent hybrid notes on 30 December 2020 (the balance following the repurchase programs), and €1.25 billion of 4.750 per cent hybrid notes on 22 April 2021 using surplus cash.
At the subsidiary level, Escondida borrowed US$550 million to refinance maturing long-term debt during FY2021.
Funding sources
No new Group-level debt was issued in FY2021 and debt that matured during the year was not refinanced. These actions enhanced BHP’s capital structure and extended BHP’s average debt maturity.
Our Group-level borrowing facilities are not subject to financial covenants. Certain specific financing facilities in relation to specific assets are the subject of financial covenants that vary from facility to facility, as is considered normal for such facilities. In addition to the Group’s uncommitted debt issuance programs, we hold the following committed standby facility:

	Facility available 2021 US$M	Drawn 2021 US$M	Undrawn 2021 US$M	Facility available 2020 US$M	Drawn 2020 US$M	Undrawn 2020 US$M
Revolving credit facility (2)	5,500	–	5,500	5,500	–	5,500

Total financing facility	5,500	–	5,500	5,500	–	5,500

(1)
We use APMs to reflect our underlying financial performance. Refer to section 4.2 for a discussion on the APMs we use. For the definition and method of calculation of APMs, refer to section 4.2.1. For the composition of net debt, refer to note 20 ‘Net debt’ in section 3.

(2)
During the year we completed a
one-year
extension of the facility which is now due to mature on 10 October 2025. The committed US$5.5 billion revolving credit facility operates as a back-stop to the Group’s uncommitted commercial paper program. The combined amount drawn under the facility or as commercial paper will not exceed US$5.5 billion. As at 30 June 2021, US$ nil commercial paper was drawn (FY2020: US$ nil), therefore US$5.5 billion of committed facility was available to use (FY2020: US$5.5 billion). A commitment fee is payable on the undrawn balance and an interest rate comprising an interbank rate plus a margin applies to any drawn balance. The agreed margins are typical for a credit facility extended to a company with BHP’s credit rating.

For more information on the maturity profile of our debt obligations and details of our standby and support agreements, refer to note 20 ‘Net debt’ in section 3. Information in relation to our material off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and commitments under leases at 30 June 2021 is provided in note 11 ‘Property, plant and equipment’, note 21 ‘Leases’ and note 34 ‘Contingent liabilities’ in section 3.
In our opinion, working capital is sufficient for our present requirements. Our Moody’s credit rating has remained at
A2/P-1
outlook stable (long-term/short-term) throughout FY2021. Moody’s affirmed its credit rating on 31 May 2021. Our Standard & Poor’s rating changed from
A/A-1
outlook stable (long-term/short-term) to
A/A-1
CreditWatch negative (long-term/short-term) on 23 August 2021. Credit ratings are forward-looking opinions on credit risk. Standard & Poor’s and Moody’s credit ratings express the opinion of each agency on the ability and willingness of BHP to meet its financial obligations in full and on time. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by an assigning rating agency. Any rating should be evaluated independently of any other information.

The following table expands on the net debt, to provide more information on the cash and non-cash
movements in FY2021:

Year ended 30 June	2021 US$M		2020 US$M
Net debt at the beginning of the financial year		(12,044)		(9,446)

Net operating cash flows	27,234		15,706
Net investing cash flows	(7,845)		(7,616)

Free cash flow		19,389		8,090

Carrying value of interest bearing liability repayments	7,433		1,533
Net settlements of interest bearing liabilities and debt related instruments	(7,424)		(1,984)
Dividends paid	(7,901)		(6,876)
Dividends paid to non-controlling interests	(2,127)		(1,043)
Other financing activities (1)	(234)		(143)

Other cash movements		(10,253)		(8,513)

Fair value adjustment on debt (including debt related instruments) (2)	58		88
Foreign exchange impacts on cash (including cash management related instruments)	(1)		(26)
IFRS 16 leases taken on at 1 July 2019	–		(1,778)
Lease additions	(1,079)		(363)
Others	(191)		(96)

Non-cash movements		(1,213)		(2,175)

Net debt at the end of the financial year		(4,121)		(12,044)

(1)	Other financing activities mainly comprises purchases of shares by Employee Share Option Plan trusts of US$234 million (FY2020: US$143 million).

(2)
The Group hedges against the volatility in both exchange and interest rates on debt, and also exchange on cash, with associated movements in derivatives reported in Other financial assets/liabilities as effective hedged derivatives (cross currency and interest rate swaps), in accordance with accounting standards. For more information, refer to note 23 ‘Financial risk management’ in section 3.

Dividends
Our dividend policy provides for a minimum 50 per cent payout of Underlying attributable profit at every reporting period. The minimum dividend payment for the second half of FY2021 was US cents 109 per share. Recognising the importance of cash returns to shareholders, the Board determined to pay an additional amount of US cents 91 per share, taking the final dividend to US cents 200 per share (US$10.1 billion). Total dividends of US$15.2 billion (US$3.01 per share) have been determined for FY2021, including an additional amount of US$6.7 billion above the minimum payout policy. These returns are covered by total free cash flow of US$19.4 billion in FY2021.
The comparison for the year ended 30 June 2020 to 30 June 2019 has been omitted from this Form
20-F
and can be found in our
Form 20-F
for the fiscal year ended 30 June 2020, filed on 22 September 2020.
1.9    How we manage risk
Risk management helps us to protect and create value, and is central to achieving our purpose and strategic objectives. Our Risk Framework has four pillars: risk strategy, risk governance, risk process and risk intelligence.
Risk strategy
Risk classification
We classify all risks to which BHP is exposed using our Group Risk Architecture. This is a tool designed to identify, analyse, monitor and report risk, which provides a platform to understand and manage risks. Similar risks are considered together in groups and categories. This gives the Board and management visibility over the aggregate exposure to risks on a Group-wide basis and supports performance monitoring and reporting against BHP’s risk appetite.
Risk appetite
BHP’s Risk Appetite Statement is approved by the Board and is a foundational element of our Risk Framework. It provides guidance to management on the amount and type of risk we seek to take in pursuing our objectives.
Key risk indicators
Key risk indicators (KRIs) are set by management to help monitor performance against our risk appetite. They also support decision-making by providing management with information about financial and non-financial
risk exposure at a Group level. Each KRI has a target, or optimal level of risk we seek to take, as well as upper and lower limits. Where either limit is exceeded, management will review potential causes to understand if BHP may be taking too little or too much risk and to identify whether further action is required.

Risk culture
Our risk management approach is underpinned by a risk culture that supports decision-making in accordance with BHP’s values, objectives and risk appetite. We use a common foundation across BHP to build the tools and capabilities required to enable us to understand, monitor and manage our risk culture. These include tailored cultural assessments, Group-wide risk culture dashboards and the inclusion of behavioural auditing in our internal audit plan.
Strategic business decisions
Strategic business decisions and the pursuit of our strategic objectives can inform, create or affect risks to which BHP is exposed. These risks may represent opportunities as well as threats. Our Risk Appetite Statement and KRIs assist in determining whether a proposed course of action is within BHP’s risk appetite.
Our focus when managing risks associated with strategic business decisions is to enable the pursuit of high-reward strategies. Therefore, as well as having controls designed to protect BHP from threats, we seek to implement controls to enhance and/or increase the likelihood of opportunities being realised. For example, we might establish additional governance, oversight or reporting to help ensure new initiatives remain on track.
Risk governance
Three lines model
BHP uses the ‘three lines model’ of risk governance and management to define the role of different teams across the organisation in managing risk. This approach sets clear accountabilities for risk management and provides appropriate ‘checks and balances’ to support us in protecting and growing value.
The first line is provided by our frontline staff, operational management and people in functional roles – anyone who makes decisions, deploys resources or contributes to an outcome is responsible for identifying and managing the associated risks.
The Risk team and other second-line functions are responsible for providing expertise, support, monitoring and challenge on risk-related matters, including by defining Group-wide minimum standards.
The third line, our Internal Audit and Advisory team, is responsible for providing independent and objective assurance over the control environment (governance, risk management and internal controls) to the Board and Executive Leadership Team. Additional assurance may also be provided by external providers, such as our External Auditor.
BHP Board and Committees
The Board reviews and monitors the effectiveness of the Group’s systems of financial and non-financial
risk management and internal control. The broad range of skills, experience and knowledge of the Board assists in providing a diverse view on risk management. The Risk and Audit Committee (RAC) and Sustainability Committee assist the Board by reviewing and considering BHP’s risk profile (covering operational, strategic and emerging risks) on a biannual basis.
For more information, refer to sections 2.1.7, 2.1.10 and 2.1.11.
Performance against risk appetite is monitored and reported to the RAC, as well as the Sustainability Committee for HSEC matters, enabling the Board to challenge and hold management to account where necessary.
Second-line risk-based reviews are undertaken to provide greater oversight and enhance our understanding and management of the Group’s most significant risks, with outcomes reported to management, the RAC and Sustainability Committee. These outcomes may be used to develop remediation plans, adjust BHP’s Risk Appetite Statement or KRIs, enhance our Risk Framework or inform strategic decisions.
Additional information on risk management and internal controls is shared between the Board, the RAC and, for HSEC matters, the Sustainability Committee, and is provided by the Business Risk and Audit Committees (covering each business region), management committees, our Internal Audit and Advisory team and our External Auditor. For more information, refer to section 2.1.

Risk process
Our Risk Framework requires identification and management of risks (both threats and opportunities) to be embedded in business activities through the following process:

•	Risk identification – threats and opportunities are identified and each is assigned an owner, or accountable individual.

•
Risk assessments – risks are assessed using appropriate and internationally recognised techniques to determine their potential impacts and likelihood, prioritise them and inform risk treatment options.

•	Risk treatment – controls are implemented to prevent, reduce or mitigate threats, and enable or enhance opportunities.

•
Monitoring and review – risks and controls are reviewed periodically and on an ad hoc basis (including where there are high-potential events or changes in the external environment) to evaluate performance.

Our Risk Framework includes requirements and guidance on the tools and process to manage current and emerging risks.
Current risks
Current risks are risks that could impact BHP today or in the near future, and comprise current operational risks (risks that have their origin inside BHP or occur as a result of our activities) and current strategic risks (risks that may enhance or impede the achievement of our strategic objectives).
Current risks include material and
non-material
risks (as defined by our Risk Framework). The materiality of a current risk is determined by estimating the maximum foreseeable loss (MFL) if that risk was to materialise. The MFL is the estimated impact to BHP in a worst-case scenario without regard to probability and assuming all risk controls, including insurance and hedging contracts, are ineffective.
Our principal risks are described in section 1.16.
Our focus for current risks is to prevent their occurrence or minimise their impact should they occur, but we also consider how to maximise possible benefits that might be associated with strategic risks (as described in the ‘Risk strategy’ section). Current material risks are required to be evaluated once a year at a minimum to determine whether our exposure to the risk is within our risk appetite.
Emerging risks
Emerging risks are newly developing or changing risks that are highly uncertain and difficult to quantify. They are generally driven by external influences and often cannot be prevented.
BHP maintains a ‘watch list’ of emerging themes that provides an evolving view of the changing external environment and how it might impact our business. We use the watch list to support the identification and management of emerging risks, as well as to inform and test our corporate strategy.
Once identified, our focus for emerging risks is on structured monitoring of the external environment, advocacy efforts to reduce the likelihood of the threats manifesting and identifying options to increase our resilience to these threats.
Risk intelligence
The Risk team provides the Board and senior management with insights on trends and aggregate exposure for our most significant risks, as well as performance against risk appetite. Risk reports may also provide an update on the Risk Framework, overview of (and material changes in) the risk profile and updates on emerging risk themes and risk culture. They are supported by an opinion from the Chief Risk Officer (or other relevant individual).
We maintain a risk insights dashboard designed to provide current, data-driven and actionable risk intelligence to our people at all levels of the business to support decision-making. This tool empowers the business to manage risks more effectively, with increased accuracy and transparency.
The Board also receives reports from other teams to support its robust assessment of BHP’s emerging and principal risks, including internal audit reports, ethics and compliance reports and the Chief Executive Officer’s report.
For information on our principal risks, robust risk assessment and viability statement, refer to section 1.16.

1.10    Our business
1.10.1    Locations

1.10.2    Minerals Australia
Minerals Australia includes operated assets in Western Australia, Queensland, New South Wales and South Australia, focused on iron ore, metallurgical coal, copper, nickel and energy coal. The commodities produced by our Minerals Australia assets are transported by rail to port and exported to our global customers.
Copper

Olympic Dam
Overview
Located in South Australia, Olympic Dam (BHP ownership: 100 per cent) is one of the world’s most significant deposits of copper, gold, silver and uranium. It comprises underground and surface operations, and is a fully integrated processing facility from ore to metal.
Ore mined underground is hauled by an automated train system to crushing, storage and ore hoisting facilities or trucked directly to the surface.
Olympic Dam has a fully integrated metallurgical complex with a grinding and concentrating circuit, a hydrometallurgical plant incorporating solvent extraction circuits for copper and uranium, a copper smelter, a copper refinery, including an electro-refinery and an electrowinning-refinery, and a recovery circuit for precious metals.
Key developments in FY2021
Copper production increased by 20 per cent to 205 kilotonnes (kt) (172 kt in FY2020), reflecting improved smelter performance and strong underground mine performance. This was the highest annual copper production since Olympic Dam was acquired in 2005. Record gold production of 146 thousand troy ounces (koz) was also achieved.
The short-term focus remains on completing the multi-year asset integrity program designed to improve the reliability of operations, which is on track heading into a planned major smelter maintenance campaign in FY2022. A new refinery crane commenced operation in FY2021 to improve stability and reliability at the electro-refinery. At Oak Dam, next stage resource definition drilling commenced in May 2021 to inform resource characterisation and potential development pathways.

Iron ore

Western Australia Iron Ore
Overview
Western Australia Iron Ore (WAIO) is an integrated system of four processing hubs and six open-cut
mines in the Pilbara region of northern Western Australia, connected by more than 1,000 kilometres of rail infrastructure and port facilities.
WAIO’s Pilbara reserve base is relatively concentrated, allowing development through integrated mining hubs connected to the mines and satellite orebodies by conveyors or spur lines. This approach seeks to maximise the value of installed infrastructure by using the same processing plant and rail infrastructure for several orebodies.
Ore is crushed, beneficiated (where necessary) and blended at the processing hubs – Mt Newman operations, Yandi, Mining Area C and Jimblebar – to create lump and fines products that are transported along the Port Hedland–Mt Newman rail line to the Finucane Island and Nelson Point port facilities at Port Hedland.
There are four main WAIO joint ventures (JVs): Mt Newman, Yandi, Mt Goldsworthy (which includes the new South Flank mining hub) and Jimblebar. BHP’s interest in each is 85 per cent, with Mitsui and ITOCHU owning the remaining 15 per cent. The joint ventures are unincorporated, except Jimblebar.
BHP, Mitsui, ITOCHU and POSCO are also participants in the POSMAC JV. BHP’s interest in POSMAC is 65 per cent. The ore from the POSMAC JV is sold to the main joint ventures.
All ore is transported on the Mt Newman JV and Mt Goldsworthy JV rail lines. The Nelson Point port facility is owned by the Mt Newman JV and the Finucane Island facility is owned by the Mt Goldsworthy JV. WAIO’s current licensed export capacity is 290 million tonnes per annum (Mtpa).
Key developments in FY2021
WAIO production increased by 1 per cent to a record 252 million tonnes (Mt) (248 Mt in FY2020), or 284 Mt on a 100 per cent basis (281 Mt in FY2020), reflecting record production at Jimblebar and Mining Area C, which included first ore from South Flank in May 2021. This was achieved despite significant wet weather impacts, temporary rail labour shortages due to
COVID-19
related border restrictions and the planned
tie-in
activity to integrate South Flank with the Mining Area C processing hub. Strong operational performance across the supply chain reflected continued improvements in car dumper performance and reliability, and improved train cycle times.
Yandi commenced its
end-of-life
ramp-down as South Flank ramped up. Yandi is expected to provide supply chain flexibility with a lower level of production to continue for a few years.
South Flank is scheduled to ramp up to full production capacity of 80 Mtpa (100 per cent basis) over three years. South Flank’s high-quality ore is expected to increase WAIO’s average iron ore grade from 61 to 62 per cent, and the overall proportion of lump from 25 to between 30 and 33 per cent, once fully ramped up. South Flank iron ore will be transported (eight to 16 kilometres) by overland conveyors to the Mining Area C processing hub.

Metallurgical coal

Queensland Coal
Overview
Queensland Coal comprises the BHP Mitsubishi Alliance (BMA) (BHP ownership: 50 per cent) and BHP Mitsui Coal (BMC) (BHP ownership: 80 per cent) assets in the Bowen Basin, Queensland. It has access to infrastructure in the Bowen Basin, including a modern, multi-user rail network and its own coal-loading terminal at Hay Point, near Mackay. Queensland Coal also has contracted capacity at three other multi-user port facilities – the Port of Gladstone (RG Tanna Coal Terminal), Dalrymple Bay Coal Terminal and North Queensland Export Terminal (formerly known as Abbot Point Coal Terminal).
BMA operates seven metallurgical coal mines – Goonyella Riverside, Broadmeadow, Daunia, Peak Downs, Saraji, Blackwater and Caval Ridge. With the exception of the Broadmeadow underground longwall operation, BMA’s mines are open cut. BMA also owns and operates the Hay Point Coal Terminal near Mackay.
BMC owns and operates two
open-cut
metallurgical coal mines – South Walker Creek and Poitrel.
Key developments in FY2021
Queensland Coal’s metallurgical coal production was 41 Mt (41 Mt in FY2020), reflecting strong operational performance, including record production at Goonyella and record tonnes from Broadmeadow, but offset by operational delays due to significant wet weather impacts and planned wash plant maintenance at Saraji and Caval Ridge. At South Walker Creek, despite record stripping, production decreased as a result of higher strip ratios due to ongoing impacts from geotechnical constraints and lower yields.
The divestment process for our interests in BMC that was announced in August 2020 is progressing, in line with the two-year
timeframe we set last year. We remain open to all options and continue consultation with relevant stakeholders.

Energy coal

New South Wales Energy Coal
Overview
New South Wales Energy Coal (NSWEC) (BHP ownership: 100 per cent) comprises the Mt Arthur Coal open-cut
energy coal mine in the Hunter Valley. It has access to infrastructure in the Hunter Region, including a multi-user rail network and coal loading terminal access at the Port of Newcastle through Newcastle Coal Infrastructure Group (28 per cent owned by BHP) and Port Waratah Coal Services.
Key developments in FY2021
NSWEC production decreased by 11 per cent to 14 Mt (16 Mt in FY2020) reflecting operational delays due to significant weather impacts and higher strip ratios, as well as lower volumes due to an increased proportion of washed coal. This was due to our strategy to focus on higher-quality products in response to increased price premiums for these products, and reduced port capacity following damage to a shiploader at the Newcastle port in November 2020. The shiploader returned to operation in July 2021.
The divestment process for NSWEC that was announced in August 2020 is progressing, in line with the two-year
timeframe we set last year. We remain open to all options and continue consultation with relevant stakeholders.

Nickel

Nickel West
Overview
Nickel West (BHP ownership: 100 per cent) is a fully integrated nickel business located in Western Australia, with three streams of concentrate. It comprises open-cut
and underground mines, concentrators, a smelter and refinery.
Disseminated sulphide ore is mined at the Mt Keith
open-pit
operation and crushed and processed onsite to produce nickel concentrate. Nickel sulphide ore is mined at the Cliffs and Leinster underground mines and Rocky’s Reward open-pit
mine and processed through a concentrator and dryer at Leinster. A concentrator plant in Kambalda processes ore and concentrate purchased from third parties.
The three streams feed the Kalgoorlie nickel smelter, which uses a flash furnace to produce nickel matte. The Kwinana nickel refinery then turns this into nickel powder and briquettes.
Key developments in FY2021
Nickel West production increased by 11 per cent to 89 kt (80 kt in FY2020) reflecting strong performances from the Mt Keith Satellite mine (Yakabindie) and Venus underground mine (part of the Leinster underground mine complex) which reached full production.
Construction of a nickel sulphate plant at the Kwinana nickel refinery is in the final stages of commissioning, with first production expected in the September 2021 quarter. The plant is expected to produce at least 100 kilotonnes per annum (ktpa) of nickel sulphate for the lithium-ion
battery industry.
A power purchase agreement with Southern Cross Energy for Nickel West’s Goldfields-based operations was extended to 2038, adding flexibility for renewable power generation. Nickel West also entered into a renewable power purchasing agreement to supply up to 50 per cent of the power for its Kwinana refinery operations from Merredin Solar Farm. These two agreements are expected to improve BHP’s position as one of the lowest-carbon nickel miners in the world. Nickel West is constructing a
38-megawatt
solar farm and battery energy storage system for its Mt Keith and Leinster operations.
Nickel West completed the acquisition of the Honeymoon Well development project and the remaining 50 per cent interest in the Albion Downs North and Jericho exploration joint ventures, located about 50 kilometres from Mt Keith.

1.10.3    Minerals Americas
The Minerals Americas asset group includes projects, operated assets and non-operated
joint ventures in Canada, Chile, Peru, the United States, Colombia and Brazil.
Our operated copper assets in the Americas, Escondida and Pampa Norte, are open-cut
mines that produce copper concentrate and copper cathodes. The non-operated
assets in the Minerals Americas portfolio are
open-cut
mines that produce copper (Antamina), iron ore (Samarco) and energy coal (Cerrejón). The commodities produced by our Minerals Americas assets are transported to port by pipeline, rail or road and exported to customers around the world.
In FY2021, our Chilean assets operated with a substantial reduction in their operational workforces due to preventative measures implemented to mitigate the impact of
COVID-19.
We expect the operating environment across our Chilean assets to remain challenging, with reductions in our on-site
workforce expected to continue in FY2022.
Copper

Escondida
Overview
Escondida (BHP ownership: 57.5 per cent) is a leading producer of copper concentrate and cathodes located in the Atacama Desert in northern Chile.
Escondida’s two pits feed three concentrator plants, as well as two leaching operations (oxide and sulphide).
Key developments in FY2021
Escondida copper production decreased by 10 per cent to 1,068 kt (1,185 kt in FY2020), as continued strong concentrator throughput of 371 kilotonnes per day (ktpd), at record levels was more than offset by the impact of lower concentrator feed grade and lower cathode production, due to reduced operational workforce associated with
COVID-19
restrictions.

Pampa Norte
Overview
Pampa Norte (BHP ownership: 100 per cent) consists of two assets in the Atacama Desert in northern Chile – Spence and Cerro Colorado.
Spence produces copper cathodes and, since December 2020, copper concentrate.
Cerro Colorado produces copper cathodes. Its current environmental licence expires at the end of CY2023.
Key developments in FY2021
Pampa Norte copper production decreased by 10 per cent to 218 kt (243 kt in FY2020) largely due to a decline in stacking feed grade at Spence of 11 per cent, planned maintenance at Spence and the impact of a reduced operational workforce because of
COVID-19
restrictions.
The Spence Growth Option (SGO) produced first copper concentrate in December 2020 and is in the process of ramping-up
to full capacity.
Potash

Jansen Potash Project
Overview
The Jansen Potash Project (BHP ownership: 100 per cent) is located about 140 kilometres east of Saskatoon, Canada.
Jansen’s large resource provides the opportunity to develop it in stages, with Jansen Stage 1 (Jansen S1) expected to produce approximately 4.35 Mt of potash per annum on completion, and sequenced brownfield expansions of up to 12 Mtpa (approximately 4 Mtpa per stage).
BHP holds mineral leases covering around 9,600 square kilometres in the Saskatchewan potash basin.
Key developments in FY2021
The focus was on installing watertight steel and concrete final liners in the production and service shafts, and continuing the installation of essential surface infrastructure and utilities, with current scope of work 93 per cent complete at the end of FY2021.
On 17 August 2021, BHP approved US$5.7 billion (C$7.5 billion) in capital expenditure for the Jansen S1 potash project in the province of Saskatchewan, Canada. Jansen S1 includes the design, engineering and construction of an underground potash mine and surface infrastructure including a processing facility, a product storage building, and a continuous automated rail loading system. Jansen S1 product will be shipped to export markets through Westshore, in Delta, British Columbia and the project includes funding for the required port infrastructure.
First ore is targeted in CY2027, with construction expected to take approximately six years, followed by a ramp-up period of two years.
Non-operated
minerals joint ventures
Copper

Antamina
Overview
Antamina (BHP ownership: 33.75 per cent) is a large,
low-cost
copper and zinc mine in north central Peru with
by-products
including molybdenum and silver. Antamina owns integrated pipeline and port facilities and is operated independently by Compañía Minera Antamina S.A.
Key developments in FY2021
Antamina copper production increased by 16 per cent to 144 kt (125 kt in FY2020) and zinc increased by 64 per cent to 145 kt due to higher concentrator throughput and higher zinc grades. During FY2021, Antamina continued with a strong focus on developing improvement opportunities to maintain productivity and progressing on its modified environmental impact assessment for its life extension project from CY2028 to CY2036, which includes extension of current approved tailings capacity, additional waste dumps and new pit design.
Resolution Copper
Overview
Resolution Copper (BHP ownership: 45 per cent), located in the US state of Arizona, is operated by Rio Tinto (55 per cent ownership interest). Resolution Copper is one of the largest undeveloped copper projects in the world and has the potential to become the largest copper producer in North America. The Resolution Copper deposit lies more than 1,600 metres beneath the surface.
Key developments in FY2021
In FY2021, Resolution progressed its prefeasibility study and safely completed the shaft No. 9 work (November 2020). The shaft No. 9 project involved deepening the historic shaft from its original depth at 1,460 metres below the surface to a final depth of 2,086 metres and linking it with the existing No. 10 shaft via development activities underground.
The Resolution Copper project is subject to a federal permitting process in the US (the National Environmental Policy Act (NEPA)). The Forest Service published the Final Environmental Impact Statement (FEIS) on 15 January 2021. On 1 March 2021, the US Department of Agriculture (USDA) directed the Forest Service to rescind the FEIS. BHP supports meaningful consultation with local communities and Native American Tribes as Resolution continues to study the project. For more information, refer to section 1.13.10.

Energy coal

Cerrejón
Overview
Cerrejón (BHP ownership: 33.33 per cent) owns, operates and markets (through an independent company) one of the world’s largest open-cut
energy coal mines, located in the La Guajira province of Colombia. Cerrejón owns integrated rail and port facilities.
Key developments in FY2021
Cerrejón production declined by 30 per cent to approximately 5 Mt (7 Mt in FY2020). This was mainly due to a
91-day
strike and subsequent delays to the restart of production as well as the impact of a reduced operational workforce associated with
COVID-19
restrictions.
Cerrejón maintained its focus on higher-quality products and maintained lower operational costs through the implementation of a transformation program, which allowed it to remain cash flow positive despite the volume decline.
In June 2021, BHP entered into a sale and purchase agreement with Glencore to divest our 33.3 per cent interest in Cerrejón for US$294 million cash consideration. The transaction has an effective economic date of 31 December 2020. The purchase price is subject to adjustments at transaction completion, which may include an adjustment for any dividends paid by Cerrejón to BHP during the period from signing to completion. Subject to the satisfaction of competition and regulatory requirements, we expect completion to occur in the first half of CY2022.

Iron ore

Samarco
Overview
Samarco (BHP ownership: 50 per cent) comprises a mine and three concentrators located in the Brazilian state of Minas Gerais, four pellet plants and a port located in Anchieta in the state of Espírito Santo. Three
400-kilometre
pipelines connect the mine site to the pelletising facilities.
Samarco is operated independently by Samarco Mineração S.A. Samarco’s main product is iron ore pellets. Pellets are independently marketed by Samarco and sold to customers around the world.
Key developments in FY2021
Having met the licensing requirements, Samarco restarted iron ore pellet production at one concentrator in December 2020 and produced 1.9 Mt of iron ore pellets in FY2021.
For more information on the Fundão dam failure, refer to section 1.15.

1.10.4    Petroleum
Our Petroleum unit comprises conventional oil and gas assets located in the US Gulf of Mexico, Australia, Trinidad and Tobago, Algeria and Mexico, and appraisal and exploration options in Trinidad and Tobago, central and western US Gulf of Mexico, eastern Canada and Barbados. The crude oil and condensate, gas and natural gas liquids (NGLs) produced by our Petroleum assets are sold on the international spot market or domestic market.
On 17 August 2021, BHP and Woodside entered into a merger commitment deed to combine their respective oil and gas portfolios by an all-stock
merger. The merger is subject to confirmatory due diligence, negotiation and execution of full form transaction documents, and satisfaction of conditions precedent including shareholder, regulatory and other approvals.
United States

Gulf of Mexico
Overview
Our producing fields include our operated asset Shenzi (BHP ownership: 72 per cent) and our non-operated
assets, Atlantis (BHP ownership: 44 per cent) and Mad Dog (BHP ownership: 23.9 per cent). They are located between 155 and 210 kilometres offshore from the US state of Louisiana.
We also own 25 per cent and 22 per cent respectively of the companies that own and operate the Caesar oil pipeline and the Cleopatra gas pipeline.
These pipelines transport oil and gas from the Green Canyon area, where our fields are located, to connecting pipelines that transport product onshore.

Key developments for FY2021

•
The Atlantis Phase 3 project, a new subsea production system that ties back to the Atlantis facility, achieved first production in July 2020. Atlantis Phase 3 is expected to have the capacity to produce up to 38,000 gross barrels of oil equivalent per day.

•
On 6 November 2020, BHP finalised a membership interest purchase and sale agreement with Hess Corporation to acquire an additional 28 per cent working interest in Shenzi for US$480 million, which brings our working interest to 72 per cent.

•
The Mad Dog Phase 2 project achieved a major milestone in April 2021 as the semi-submersible floating production platform, Argos, arrived in the US from South Korea. First production from Mad Dog Phase 2 is expected in the middle of the CY2022.

•	On 20 May 2021, BHP finalised a purchase and sale agreement with EnVen Energy Ventures, LLC to divest our interest in and operation of Neptune.

•	On 5 August 2021, the Board approved the funding to develop the Shenzi North Project, a two-well subsea tie-in to the Shenzi platform. First production is targeted in CY2024.
Australia

Overview
We operate Macedon (BHP ownership: 71.43 per cent) which is an offshore gas field located around 75 kilometres west of Onslow, Western Australia and an onshore gas processing facility located around 17 kilometres southwest of Onslow. The operation produces gas from four subsea wells, with gas piped onshore to the processing plant.
We operate Pyrenees (BHP ownership: 39.99–71.43 per cent), which is a floating production, storage and off-take
facility, located about 23 kilometres off Northwest Cape, Western Australia. The facility produces oil from six offshore fields.
We have a 32.5–50 per cent
non-operated
interest in Bass Strait, which is a collection of offshore installations and onshore processing facilities producing oil and gas. It is located between 25 and 80 kilometres off the southeastern coast of Australia and onshore Victoria. Gas is piped from offshore fields to the onshore Longford processing facility for processing with liquefied petroleum gas transported to market by pipeline, road tanker or ship and ethane by pipeline.
We have a 12.5–16.67 per cent
non-operated
interest in the North West Shelf project, which comprises offshore oil and gas fields, with onshore gas processing infrastructure to produce oil, LNG, condensate, LPG and domestic gas. The offshore facilities are located about 125 kilometres northwest of Dampier in Western Australia. Gas is piped from offshore platforms to the onshore Karratha Gas Plant for processing, with LNG and all liquefied products exported to market by ship, and domestic gas transported by pipeline.
Key developments in FY2021
In December 2020, BHP and the North West Shelf joint venture partners executed fully termed gas processing agreements for processing third-party gas from the Pluto and Waitsia projects through the North West Shelf facilities, extending the life of the asset.
The Bass Strait West Barracouta gas project achieved first production in April 2021.
Rest of world
Overview
BHP operates Ruby (BHP ownership: 68.46 per cent) and Greater Angostura (BHP ownership: 45 per cent interest in a production sharing contract) fields, which form part of our Trinidad and Tobago operations – an integrated oil and gas development consisting of two fields located between 40 and 45 kilometres offshore east of Trinidad.
BHP has a
non-operated
interest in an onshore integrated development, the Rhourde Ouled Djemma (ROD) Integrated Development (BHP ownership: 28.85 per cent effective interest), that produces oil and is located 900 kilometres southeast of Algiers. It comprises six satellite oil fields that pump oil back to a dedicated processing train.
Key developments in FY2021
Ruby achieved first oil production in May 2021 ahead of schedule and on budget. Drilling and completion of the remaining wells at Ruby is ongoing with subsequent wells expected to be placed into production in CY2021 and project completion expected in the first half of CY2022.

1.10.5    Commercial
BHP’s Commercial function seeks to maximise commercial value across our end-to-end
supply chain and provides improved service levels to our assets and customers through subject-matter expertise, simplified processes and the centralisation of standardised activities.
The function is organised around the following core activities in our value chain, supported by business partnering, credit and market risk management, and strategy and planning activities.
Sales and Marketing
Connects BHP’s resources to market through commercial expertise, sales and operations planning, customer insights and proactive risk management. It presents a single face to markets across multiple assets, with a view to realising maximum value for our products and supporting sustainability initiatives in our downstream supply chain.
Maritime and Supply Chain Excellence
Manages BHP’s enterprise-wide maritime transportation strategy and the chartering of ocean freight to meet BHP’s inbound and outbound transportation needs. It focuses on supply chain excellence and sourcing sustainable, cost-efficient marine freight. We seek to mitigate supply chain risk by vetting the safety performance of the ships loading BHP cargo.
Procurement
Purchases the goods and services used by our projects, assets and functions globally. Procurement works to help optimise equipment performance, reduce operating costs, improve working capital and create social value. It manages supply chain risk, fosters supplier innovation and develops sustainable relationships with global suppliers and local businesses in the communities where we operate.
Warehousing, Inventory, Logistics and Property
Designs and operates our inbound supply chain networks for the delivery and warehousing of spare parts, operating supplies and consumables, and designs and operates our office workspaces globally.
Market Analysis and Economics
Develops BHP’s proprietary view on the outlook for commodity demand and prices, as well as our input costs, the world economy, climate change and financial markets. The team works with our Procurement, Maritime, and Sales and Marketing sub-functions
to help optimise
end-to-end
commercial value, and with the Portfolio Strategy and Development and External Affairs functions to identify and respond to long-run
strategic changes in our operating environment.
Global Business Services
Global Business Services (GBS) unites common shared services across the Group into a single operation with capabilities focused on transaction efficiency, process intelligence and automation. GBS manages end-to-end
functional processes designed to deliver continuous process improvement and a better customer experience.

1.11    Exploration
Our exploration program is focused on copper and nickel to replenish our resource base and enhance our portfolio. The purpose is to generate attractive, low-cost,
value-accretive options by leveraging our competitive strengths. For the first time, the Petroleum and Metals teams partnered together on a Joint Global Endowment study to explore future growth opportunities and global, yet-to-find
volume and metal accumulations through the use of data analytics and augmented intelligence. The study is expected to create a competitive advantage and position BHP for future access to new search spaces.
Following exploration results in previous drilling phases, which confirmed mineralised intercepts of copper with associated gold, uranium and silver, in May 2021 the Oak Dam copper discovery in South Australia commenced the next stage of definition drilling to inform future design of the deposit. Elsewhere during the year, we continued to seek, secure and test concessions in regions such as Ecuador, south-western United States, South Australia, Chile and Peru. Greenfield nickel exploration activities were initiated in Western Australia and we started to look beyond Australia for new nickel opportunities through a partnership in Canada.

Exploration in FY2021
Metals (copper, nickel)
The Metals Exploration teams are focused on identifying and gaining access to new search spaces to test the best targets capable of delivering large, high-quality, Tier 1 deposits and maintaining research and technology activities aligned with our exploration strategy. Despite the slowdown and restrictions on movement due to the
COVID-19
pandemic, the field teams were active in Chile, Peru, Ecuador, the United States and Australia. These activities involved early stage reconnaissance work through target definition and drill testing. With the addition of nickel to the exploration portfolio, the sphere of work expanded into Western Australia, where BHP holds a significant land position and drill programs are scheduled pending appropriate clearances. Metals Exploration also extended its partnership with Midland Exploration, a Canadian company with interests in copper and nickel projects in northern Québec in Canada, to generate nickel targets in Québec, including the completion of a regional airborne electromagnetic survey. We initiated a global assessment of new nickel opportunities to further strengthen the pipeline.
Technology collaboration and research partnerships are key to our metals exploration strategy. In particular, we are focused on developing and deploying technologies that will allow us to get to the ‘Next 400’ (that is below the first 400 metres of the Earth’s surface). Similarly, we are conducting research in collaboration with university groups to determine controls on high-grade mineralisation and undertaking programs in Chile and the United States to further our own exploration effort under cover. These two elements are intended to allow us to continue to be successful in discovery within the areas where we operate that are often incorrectly considered mature.
Our business partnerships continue to deliver encouraging results as we continued to add to our early stage options in future facing commodities. During FY2021, we advanced our earn-in
with Luminex in Ecuador, undertaking drilling at our Tarqui project. Elsewhere in Ecuador, we maintained a 13.6 per cent ownership in SolGold plc, the majority owner and operator of the Alpala porphyry copper-gold project. We also own a 5 per cent interest in Midland Exploration Inc., a mineral exploration company in Canada. In Mexico, the team continued the financial agreement with Riverside Resources, which exposes BHP to new search spaces and exploration opportunities. In Australia, we committed to a partnership with Encounter Resources to explore for sediment-hosted copper deposits in the Northern Territory of Australia.
In addition, on 27 July 2021, we entered into a definitive Support Agreement with Noront Resources (Noront) to extend the Company an all-cash
takeover offer. The Noront Board of Directors has unanimously recommended the offer to Noront shareholders. Noront owns the Eagles Nest nickel-copper deposit in the James Bay Lowlands, Ontario, in an area highly prospective for nickel known as the Ring of Fire.

Petroleum
In FY2021, Petroleum continued to add to and mature the exploration potential of our portfolio.
In the US Gulf of Mexico, we expanded our acreage positions through lease sale participation. In July 2020, the regulator awarded BHP two blocks
(1)
in Green Canyon, central Gulf of Mexico and three blocks
(2)
in the western Gulf of Mexico. We additionally progressed our partnering strategy in the Gulf of Mexico through lease exchange agreements with Chevron, expanding our portfolio in the central Gulf of Mexico.
In Mexico, we commenced an Ocean Bottom Node seismic acquisition over the Trion field in November 2020, as part of our ongoing evaluation and analysis. The survey was completed in the March 2021 quarter. The results will be incorporated into the current evaluation of the Trion opportunity. In addition, we received formal approval for a
124-day
extension for the evaluation and exploration periods through 1 July 2021 and 1 July 2022 respectively, because of the suspension of activities in 2020 due to
COVID-19
restrictions.
In Trinidad and Tobago, we drilled the
Broadside-1
exploration well on Block 3, which fully satisfied the remaining drilling obligations on the Southern exploration licenses. The
Broadside-1
well reached the main reservoir on 22 October 2020 and did not encounter hydrocarbons. The well was a dry hole and was plugged and abandoned on 8 November 2020. The Southern licenses expired in June 2021, and BHP elected to participate in a Market Development Phase (MDP) for Block 5 to retain the acreage around the LeClerc and Victoria discoveries. The proposed MDP is pending regulatory approval. The Transocean drilling rig arrived on location and commenced drilling of two Calypso gas appraisal wells for our northern licenses in July 2021.
In Australia, BHP participated in a multi-client 3D seismic acquisition in the Gippsland Basin that was completed in September 2020. Analysis will continue through FY2022 and will inform us of the prospectivity in this area.
Exploration and appraisal wells drilled, or in the process of drilling, during the year included:

Well	Location	Target	BHP equity	Spud date	Water depth	Total well depth	Status
Broadside-1	Trinidad and Tobago Block 3	Oil	65% (BHP operator)	20 August 2020	2,019 m	7,064 m	Dry hole; plugged and abandoned

(1)	Leases were awarded in blocks: GC80 and GC123.

(2)	Leases were awarded in blocks: AC36, AC80 and AC81.
Exploration expenditure
Our resource assessment exploration expenditure increased by 5 per cent in FY2021 to US$138 million, while our greenfield expenditure increased by 23 per cent to US$54 million. Expenditure on resources assessment and greenfield exploration over the last three financial years is set out below.

Year ended 30 June	2021 US$M	2020 US$M	2019 US$M
Greenfield exploration	54	44	62
Resources assessment	138	132	126

Total metals exploration and assessment	192	176	188

Petroleum exploration and appraisal
Petroleum exploration expenditure for FY2021 was US$322 million, of which US$296 million was expensed. Expenditure on petroleum exploration over the last three financial years is set out below.

Year ended 30 June	2021 US$M	2020 US$M	2019 US$M
Petroleum exploration	322	564	685

Our petroleum exploration program prioritised drilling commitments for development wells and strategic partnering in FY2021. A US$540 million exploration program is planned for FY2022 as we progress testing of our future growth opportunities and evaluate potential new basins for future entries.

Exploration expense
Exploration expense represents that portion of exploration expenditure that is not capitalised in accordance with our accounting policies, as set out in note 11 ‘Property, plant and equipment’ in section 3.
Exploration expense for each segment over the last three financial years is set out below.

Year ended 30 June	2021 US$M	2020 US$M	2019 US$M
Exploration expense
Petroleum (1)	382	394	409
Copper	53	54	62
Iron Ore	55	47	41
Coal	7	9	15
Group and unallocated items (2)	19	13	10

Total Group	516	517	537

(1)	Includes US$86 million (FY2020: US$ nil; FY2019: US$21 million) exploration expense previously capitalised, written off as impaired.

(2)
Group and unallocated items includes functions, other unallocated operations, including Potash, Nickel West and legacy assets (previously disclosed as closed mines in the Petroleum reportable segment), and consolidation adjustments.

1.12    People and culture
We aim to recruit and retain the best people ensuring we deliver our strategy and run our operations safely and productively.
Around 80,000 employees and contractors work for us globally; they are the foundation of our business. We create and promote an inclusive and diverse environment where the safety and wellbeing of our people is the highest priority. To enable our people to perform at their best, we continue to invest in technology and innovative ways to manage risk, streamline processes and improve productivity. We also offer competitive remuneration that rewards expertise and invest in the development of our people to build capability and improve performance.
Developing our capabilities and an enabled culture
To drive continuous improvement, we respect people’s differences and encourage self-accountability, a hunger to learn and a commercial mindset.
One of the ways we achieve this is by applying the BHP Operating System (BOS) practices to help build leader capability. BOS is a way of leading and working that focuses on the safety of our people, value for our customers and a mindset of zero waste. In FY2021, we continued to train our leaders through BOS learning academies to improve operational capability and culture.
We also deploy a simplified Engagement and Perception Survey (EPS) three times a year. After each EPS, leaders are accountable for identifying actions to address improvement areas, as shaped by employee feedback, in the following 90 days. With a strong response rate (81 per cent) and overall engagement scores of 84 per cent, two to three percentage points under top decile of global organisation benchmarks provided by Qualtrics, we believe our overall workforce feels supported and engaged.
In 2018, we created a new business unit, Operations Services, to provide maintenance and production services across our Minerals Australia assets. Operations Services employs its people on a permanent basis and supports skill building through a structured coaching and in-field
training program designed to enable the workforce to deliver consistent equipment operation and maintenance that balances safety, maximum productivity and equipment reliability. As at 30 June 2021, Operations Services employed more than 3,700 employees and is expected to continue to grow.
As part of a new national training program to help bolster Australia’s skills base and create new career pathways into the mining sector, the BHP FutureFit Academy (FFA) provides a pathway to join Operations Services through either an accredited maintenance traineeship or a trade apprenticeship. Once trained and qualified, employees move to a job at one of our Australian operations. In FY2021, the FFA trained more than 500 apprentices and trainees as the first cohort graduated (163 graduates in FY2021). For more information on BHP’s FutureFit Academy see our case study at bhp.com/people.

Inclusion and diversity
An inclusive and diverse workforce promotes safety, productivity and wellbeing, and underpins our ability to attract new employees. We employ, develop and promote based on people’s strengths and do not tolerate any form of discrimination, bullying, harassment, exclusion or victimisation. Our systems, processes and practices are designed to support fair treatment for all of our people. In July 2020, we published our Inclusion and Diversity Statement confirming our vision, commitment and contributions to inclusion and diversity.
Our employees are encouraged to celebrate diversity and to speak up if they encounter behaviours inconsistent with our values and expectations. To help mitigate gender pay disparities, we have taken steps to reduce potential bias in recruitment and conduct an annual gender pay review, the results of which are reported to the BHP Remuneration Committee.
Respect is one of
Our Charter
values and is fundamental to building stronger teams and being an inclusive and diverse workplace. For some people, this has not been their experience of working at BHP. We are determined to address this.
For information on our approach to addressing workplace sexual harassment, refer to section 1.13.4.
Our ambition to achieve a more diverse and inclusive workplace is focused on four areas:

•	embedding flexibility in the way we work

•	encouraging and working with our supply chain partners to support our commitment to inclusion and diversity

•	uncovering and taking steps to mitigate potential bias in our behaviours, systems, policies and processes

•	ensuring our brand and workplaces are attractive to a diverse range of people
Gender balance
(1)
In 2016 we publicly announced our aspiration to achieve gender balance within our employee workforce globally by the end of FY2025. At the end of FY2021 we had 5,257 more female employees than reported in 2016. In FY2021, we increased the representation of women working at BHP by 2.7 per cent. Overall, women represent 29.8 per cent of our employee workforce including employees on extended absence such as parental leave. The Executive Leadership Team is confident of achieving 40 per cent female representation by the end of FY2025, meeting the definition of gender balance used by entities such as the International Labour Organization and HESTA, which consider balance to be a minimum of 40 per cent women and 40 per cent men.
The percentage of employees newly hired to work for BHP in FY2021 was 52.1 per cent male and 47.9 per cent female. This is a marked increase on our FY2015 baseline for our aspirational goal, which was 10.4 per cent female.
We also improved our representation of women in leadership by 2.8 percentage points compared to FY2020, with 25.2 per cent female leaders as at the end of FY2021.
To further accelerate female representation in FY2021, we worked to:

•	improve employment messaging to target diverse audiences about why they should work for BHP

•	progress market mapping to proactively target people or groups of people not actively looking to work for BHP or our industry

•	broaden our employment and brand reach across social, digital and traditional media channels

•	enhance our workforce development and retention through coaching and support materials for leaders

•	develop a Ways of Working Framework to guide employees and leaders to ‘Work where you get great outcomes’

•	implement mentoring and support networks for women

(1)
Based on a ‘point in time’ snapshot of employees as at 30 June 2021, as used in internal management reporting for the purposes of monitoring progress against our goals. This does not include contractors. For the first time this includes employees on extended absence (660 at 30 June 2021), who were previously not included in the active headcount.

The table below shows the gender composition of our employees, senior leaders and the Board over the last three financial years.

	2021	2020	2019
Female employees (1)	11,868	8,072	6,874
Male employees (1)	27,953	23,517	22,052
Female senior employees (2)(3)	90	67	70
Male senior employees (2)(3)	189	185	227
Female Executive Leadership Team (ELT) members (2)	5	4	4
Male Executive Leadership Team (ELT) members (2)	5	6	7
Female Board members (2)	4	3	4
Male Board members (2)	8	9	7

(1)
FY2021 employee numbers based on actual numbers at BHP operated location as at 30 June 2021, not
10-month
averages. FY2020 and FY2019 are based on the average of the number of employees at the last day of each calendar month for a
10-month
period from July to April which is then used to calculate a weighted average for the year to 30 June and adjusted based on BHP ownership. Data includes Continuing and Discontinued operations (Onshore US assets) for the financial years being reported.

(2)	Based on actual numbers as at 30 June 2021, not 10-month averages.

(3)
For the purposes of the UK Companies Act 2006, we are required to show information for ‘senior managers’, which are defined to include both senior leaders and any persons who are directors of any subsidiary company, even if they are not senior leaders. In FY2021, there were 297 senior leaders at BHP. There are 18 Directors of subsidiary companies who are not senior leaders, comprising 14 men and 4 women. Therefore, for UK law purposes, the total number of senior managers was 203 men and 94 women (31.6 per cent women) in FY2021.

Indigenous employment
Indigenous peoples are critical partners and stakeholders for many of BHP’s operations around the world. BHP recognises, as part of our Global Indigenous Peoples Strategy, that we can contribute to the economic empowerment of Indigenous peoples through providing opportunities for employment, training, procurement and supporting Indigenous enterprises.
Pre-employment
training, employment, career development and retention of Indigenous employees are key to this.
We have set targets to achieve Indigenous employment of 8 per cent in our Australian workforce by the end of FY2025, 10 per cent in our workforce in Chile by the end of FY2026 and 20 per cent in our Potash workforce in Canada by the end of FY2027.
Indigenous employment within our employee and contractor workforce
(1)
as at 30 June 2021 was 7.2 per cent in Australia, 7.5 per cent at our operations in Chile and 13.7 per cent at our Jansen Potash Project in Canada.
LGBT+ inclusion
Our LGBT+ ally employee inclusion group, Jasper, was established in 2017 as a natural extension of our inclusion and diversity aspirations and to reflect
Our Charter
value of respect. The membership base of LGBT+ employees and allies has grown substantially with eight regional chapters globally.
In February 2021, we launched our Gender Affirmation Policy and leader toolkit outlining how we will support employees affirming their gender.
Flexible working
Our focus on flexible working over the past few years assisted our office-based workers to adapt to remote working requirements caused by the
COVID-19
pandemic.
We expect to maintain a hybrid working model for employees based in corporate offices, allowing office and home-based working arrangements, while requiring 30 to 50 per cent of their work to be based in the office (excluding times when
COVID-19-related
workplace restrictions are in place) depending on the nature of their work.
We also understand many site-based employees are in roles that by their very nature cannot be performed remotely. We will continue to seek to provide flexible working through part-time and job-share
arrangements, flexible rosters and career breaks.

(1)	Based on a ‘point in time’ snapshot of employees and labour hire contractors as at 30 June 2021.

Employee relations
Our four key focus areas for employee relations are:

•	ensuring we comply with legal obligations and regional labour regulations

•	negotiating where there are requirements to collectively bargain

•	closing out agreements with our workforce in South America and Australia, with no lost time due to industrial action, to the extent possible

•	creating solid relations with our workforce based on a culture of trust and cooperation
During FY2021, Minerals Americas participated in seven collective bargaining processes, which were important to enable our business objectives in relation to financial performance, organisational capabilities, culture change and behaviour management.
Escondida signed three collective bargaining agreements: with the supervisors’ union for 36 months (1 October 2020 to 30 September 2023), the Intermel (Operators and Maintainers) union for 24 months (1 April 2021 to 31 March 2023) and Union No. 1 (Operators and Maintainers) for 36 months (2 August 2021 to 1 August 2024). Spence signed two
36-month
collective bargaining agreements: with the supervisors’ union (1 December 2020 to 30 November 2023) and the Operator and Maintainers union (1 June 2021 to 31 May 2024). Cerro Colorado executed two collective agreements: one with the supervisors’ union for 36 months (1 June 2021 to 31 May 2024) and with the Operators and Maintainers union for 36 months (1 September 2021 to 31 August 2024).
The Specialists and Supervisors Union for BHP Chile Inc. invoked article 342 of the Chilean Labor Code, under which employees had their current entitlements under existing collective agreement preserved for the next 18 months (June 2021 to December 2022). In the collective bargaining between BHP Chile Inc. and the Specialists and Supervisors Union, there were 13 days of legal strike action (27 May 2021 to 8 June 2021). Contingency plans were put in place to hand over management of the control rooms back to the operations and planned maintenance activities were undertaken ahead of time, resulting in no operational downtime due to this strike.
Impacts and challenges from
COVID-19
related to our people
The impact of
COVID-19
and the resulting measures taken by governments within Australia to control its spread, resulted in changes to working patterns for our employees and contractors. In Australia and Chile, there was an increase in unplanned absenteeism due to
COVID-19
restrictions. As a result of the
COVID-19
restrictions, we implemented a range of employee measures across our business to reduce the number of workers required onsite, such as remote working arrangements, increased health and safety requirements, vaccination campaigns and hybrid working.
With state border closures restricting the mobilisation of employees and contractors to our operating sites in Australia, changes to rosters and hours of work were made to ensure operational requirements for essential work were met. There has also been a further extension of flexible work options for employees and contractors in Australia in response to government-imposed lockdowns preventing them from attending their normal place of work. These flexible work options included staggered start times, working from home and reduced working hours. Our contractor workforce was reduced after the Spence Growth Option (SGO) transitioned to the operation.
For information on the impact of
COVID-19
to our workforce, refer to section 1.13.5.

Our people policies
Our Charter
is the foundation of the work we do at BHP. It describes our purpose, our values, how we measure our success, who we are, what we do and what we stand for.
Our Code of Conduct
demonstrates how to practically apply the commitments and values set out in
Our Charter
and reflects many of the standards and procedures we apply throughout BHP.
Through these documents, we make it clear that discrimination on any basis is not acceptable and we give full and fair consideration to applications for employment received from all candidates, having regard to their particular aptitudes and abilities. In instances where employees require support for a disability, we work with them to identify roles that meet their skills, experience and capability, and offer retraining where required.
Our Human Rights Policy Statement outlines our commitment to respecting human rights, which includes rights related to workplace health, safety and labour. We commit to operating in a manner consistent with the terms of the International Labour Organization Declaration on Fundamental Principles and Rights at Work.
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
More information on people is available at bhp.com/people.

1.13    Sustainability
1.13.1    Our sustainability approach
Our commitment to sustainability starts with our purpose – to bring people and resources together to build a better world. Our products support global development and many aspects of modern life, and we expect many will play an essential role as the world decarbonises.
We also understand there will be times when we must make difficult choices involving trade-offs, some of which may lead to differences of opinion and concern among some stakeholders. While we seek to gain and maintain the support of all our stakeholders, we also respect the right of every stakeholder to disagree with a decision or choice we may make.
There may be adverse impacts in the production and use of our products, and while our aim is to avoid them, the nature of our activities and products means this will not always be possible. We seek to minimise and mitigate these impacts where we can and look for ways to contribute to the long-term health of society and the natural environment.
We view our management of sustainability as core to our efforts to generate social value including:

•	putting the health and safety of our people first

•	being environmentally responsible

•	respecting human rights

•	supporting the communities where we operate
We recognise sustainability is integral to the work we do at BHP. We believe it leads to higher performance by making us more productive and safe. Our approach to sustainability is defined by
Our Charter
and governed through the
Our Requirements
standards. These standards describe our mandatory minimum performance requirements and provide the foundation to develop and implement management systems at our operated assets.
Across the Group, we embed sustainability performance measures through our public five-year sustainability targets. Achieving these targets and working towards our goals aligns with our commitments to the Paris Agreement goals and the United Nations Sustainable Development Goals (UNSDGs). It also drives improvement in our sustainability performance. Our current five-year public sustainability targets conclude at the end of FY2022, and we are developing new targets. We have already set a climate change target to reduce operational greenhouse gas (GHG) emissions (Scope 1 and Scope 2 from our operated assets) by at least 30 per cent from FY2020 levels
(
1
)
by FY2030. Our long-term goal is to achieve net zero
(
2
)
operational emissions by 2050.
(
3
)
We commit to several sustainability frameworks, standards and initiatives and disclose data according to their requirements. Our sustainability reporting, including on our website is prepared in accordance with the Global Reporting Initiative (GRI) Standards comprehensive-level reporting,
(
4
)
the International Council on Mining and Metals (ICMM) Sustainable Development Framework, the Task Force on Climate-related Financial Disclosures (TCFD) recommendations and the Sustainability Accounting Standards Board (SASB) Metals and Mining standard. It also serves as our United Nations Global Compact (UNGC) Communication on Progress on implementation of the UNGC Ten Principles and support for its broader development objectives.
BHP’s Board oversees our approach to sustainability. The Board’s Sustainability Committee has oversight of health, safety, environmental and community (HSEC) matters and assists the Board with governance and monitoring. For more information about the Sustainability Committee and its work, refer to section 2.1.11.
There is a growing number of sustainability standards we commit to voluntarily or as part of our memberships. In FY2021, we completed a number of self-assessments across different operated assets for the ICMM Mining Principles and associated performance expectations. In October 2020, BHP signed a letter of commitment to the CopperMark
(
5
)
assurance process for our copper producing assets (Olympic Dam, Escondida and Spence) and completed self-assessments as part of this commitment.

(1)	The FY2020 baseline will be adjusted for any material acquisitions and divestments based on greenhouse gas emissions at the time of the transaction. Carbon offsets will be used as required.

(2)	Net zero includes the use of carbon offsets as required.

(3)	These positions are expressed using terms that are defined in the Glossary, including the terms ‘net zero’, ‘target’ and ‘goal’.

(4)	Our GRI Content Index is available at bhp.com/FY21ESGStandardsDatabook

(5)	https://www.bhp.com/media-and-insights/news-releases/2020/11/bhp-commits-to-copper-mark/.

1.13.2    Our material sustainability issues
Sustainability materiality assessment
Each year we identify the sustainability issues most material to our business and stakeholders. We use this assessment to help inform our sustainability strategies and to ensure the sustainability disclosures in our Annual Report include the issues of most interest to our business and stakeholders in line with the GRI Standards Reporting Principles.
The materiality assessment considers internal and external stakeholder perspectives and the economic, social, environmental and cultural impacts of our activities. We identified over 30 material sustainability issues as part of our materiality assessment in FY2021. Of those, the issues shown below and disclosed in this Annual Report were identified as the most material issues to BHP and our stakeholders. The below table also covers our requirements under the UK Companies Act 2006.
(1)
More information about our materiality assessment is available at bhp.com/materialityassessment
Material sustainability issues

(1)	We comply with the Non-financial Reporting Directive requirements and therefore report sustainability matters from sections 414CA and 414CB of the UK Companies Act 2006.
This table sets out where relevant information is located in this Annual Report.

(2)	Although these standards are for internal use, we have made the HSEC-related elements of several of the Our Requirements standards and related documents publicly available at bhp.com.

(3)	For further information on BHP’s principal risks, refer to section 1.16.

1.13.3    Our sustainability performance:
Non-financial
KPIs
Our five-year sustainability targets and FY2021 performance.

People	Target	FY2021 result		Year-on-year
	Zero work-related fatalities	Workplace fatalities	0	FY2017 (1) FY2018 FY2019 (2) FY2020 FY2021	1 2 1 0 0
	Year-on-year improvement of total recordable injury frequency (3) (TRIF) per million hours worked	Total recordable injury frequency decreased by 11 per cent compared to FY2020		FY2017 (4) FY2018 (4) FY2019 (5) FY2020 FY2021	4.2 4.4 4.7 4.2 3.7

50 per cent reduction in the number of workers potentially exposed
(6)
to our most material exposures of diesel particulate matter, respirable silica and coal mine dust compared to our FY2017
(7)
baseline by FY2022
		Occupational exposures 70 per cent reduction compared to FY2017 baseline		Adjusted FY2017 baseline FY2018 FY2019 (8) FY2020 FY2021 (9)	4,266 3,032 2,192 1,744 1,280
Society	Zero significant community events (10)	FY2021	0	FY2017 FY2018 FY2019 FY2020 FY2021	0 0 0 0 0

Not less than 1 per cent of pre-tax profits
(11)
invested in community programs that contribute to the quality of life in the communities where we operate and support the achievement of the UN Sustainable Development Goals
		Social investment spend US$174.8 million (12)		FY2017 (13) FY2018 FY2019 (14) FY2020 FY2021	US$80.2 million US$77.1 million US$93.5 million US$149.6 million US$174.8 million
	By FY2022, implement our Indigenous Peoples Strategy across all our operated assets through the development of Regional Indigenous Peoples Plans	Regional Indigenous Peoples Plans being implemented across Australia (Reconciliation Action Plan (RAP)) and North and South America
Environment	Zero significant environmental events (10)	FY2021	0	FY2017 FY2018 FY2019 FY2020 FY2021	0 0 0 0 0
	Reduce FY2022 withdrawal of fresh water (15) by 15 per cent from FY2017 levels	Freshwater withdrawal reduction from FY2017 baseline (16)	27%	Adjusted FY2017 baseline (16) FY2018 FY2019 FY2020 FY2021	156,120 ML 140,515 ML 155,570 ML 126,997 ML 113,444 ML
	By FY2022, improve marine and terrestrial biodiversity outcomes by developing a framework to evaluate and verify the benefits of our actions, in collaboration with others	Progressed framework development, including pilots and approaches to data validation in collaboration with others. On track to deliver by end of FY2022		Year-on-year progress on development of framework to evaluate and verify the benefits of our actions

(1)	FY2018 and FY2019 data includes Continuing and Discontinued operations (Onshore US assets to 28 February 2019).

(2)	FY2019 data includes Discontinued operations (Onshore US assets) to 28 February 2019 and Continuing operations.

(3)
The sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) multiplied by 1 million/actual hours worked by our employees and contractors. Stated in units of per million hours worked. We adopt the US Government’s Occupational Safety and Health Administration Guidelines for the recording and reporting of occupational injuries and illnesses.

(4)	FY2017 and FY2018 TRIF data includes Continuing and Discontinued operations (Onshore US assets).

(5)	FY2019 TRIF data includes Discontinued operations (Onshore US assets) to 28 February 2019 and Continuing operations.

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

(7)	New FY2017 baseline due to the removal of 98 exposures attributed to the Onshore US assets.

(8)	Data excludes Discontinued operations (Onshore US assets).

(9)	As of FY2021, the Occupational Exposure Limit for Coal was reduced to 1.5 mg/m 3 compared to 2.0 mg/m 3 in previous years.

(10)
A significant event resulting from BHP operated activities is one with an actual severity rating of four or above, based on our internal severity rating scale (tiered from one to five by increasing severity) as defined in our mandatory minimum performance requirements for risk management.

(11)	Our voluntary social investment is calculated as 1 per cent of the average of the previous three years’ pre-tax profit.

(12)	Expenditure includes BHP’s equity share for operated and non-operated joint ventures, and comprises cash, administrative costs, including costs to facilitate the operation of the BHP Foundation.

(13)	FY2017 and FY2018 social investment figures includes Discontinued operations (Onshore US assets).

(14)	FY2019 social investment figure includes Discontinued operations (Onshore US assets) to 31 October 2018 and Continuing operations.

(15)	Where ‘withdrawal’ is defined as water withdrawn and intended for use (in accordance with ‘A Practical Guide to Consistent Water Reporting’, ICMM (2017)).
‘Fresh water’ is defined as waters other than seawater, wastewater from third parties and hypersaline groundwater. Freshwater withdrawal also excludes entrained water that would not be available for other uses. These exclusions have been made to align with the target’s intent to reduce the use of freshwater sources subject to competition from other users or the environment.

(16)
The FY2017 baseline data has been adjusted to account for: the materiality of the strike affecting water withdrawals at Escondida in FY2017 and improvements to water balance methodologies at WAIO, BMA and BMC and exclusion of hypersaline, wastewater, entrainment, supplies from desalination and Discontinued operations (Onshore US assets) in FY2019 and FY2020.

1.13.4    Safety
Our highest priority is the safety of our workforce and the communities where we operate.
Our safety performance
In FY2021, we continued to focus on strong safety performance:

•	no fatalities at our operated assets

•
a decrease of 17 per cent in high-potential injury frequency rate from FY2020. The highest number of events with potential for one or more fatalities were related to vehicle and mobile equipment accidents. High-potential injury trends will remain a primary focus to assess progress against our most important safety objective, eliminating fatalities

•	a decrease in total recordable injury frequency (TRIF) of 11 per cent from FY2020. The highest number of injuries are related to slips, trips and falls for both employees and contractors

•
an increase in field leadership activities, which occurred at a sustainable frequency rate of 9,400 activities per million hours worked with over 1,573,000 activities completed in the period and over 44,000 employees and contractors participating in the program at least once. Scheduled activities compared to non-scheduled
activities increased by 72 per cent from FY2020 and coaching increased by 5 per cent

•	we took a number of significant steps to improve our controls to address sexual assault and sexual harassment, however we have further to go to fully stop this behaviour from occurring across BHP

•	no safety fines were received at our operated assets in FY2021
Performance data – workforce health and safety for FY2021
(1)
High-potential injury events
(2)

Year ended 30 June	2021	2020	2019
High-potential injury events	33	42	50

	Employees	Contractors
High-potential injury frequency (3)	0.02	0.05
Total recordable injury frequency

Year ended 30 June	2021	2020	2019
Total recordable injury frequency (4)	3.7	4.2	4.7

	Employees	Contractors
Total recordable injury frequency (3)	0.67	0.80

(1)
FY2019 data includes Discontinued operations (Onshore US assets) to 28 February 2019 and Continuing operations. Due to the lag nature of incident reporting and subsequent verification, final results may vary post reporting. Prior year data has not been adjusted.

(2)	High-potential injury includes injuries with fatality potential. The basis of calculation revised in FY2020 from event count to injury count as part of a safety reporting methodology improvement.

(3)	Employee and contractor frequency per 200,000 hours worked.

(4)	Combined employee and contractor frequency per 1 million hours worked.

Our results were achieved through a sustained focus on improving our management of risk through new and existing programs including:

•	Fatality Elimination Program

•	Integrated Contractor Management Program

•	Field Leadership Program
Fatality Elimination Program
In FY2021, we introduced our Fatality Elimination Program to enable a step change towards our goal of no fatalities across our business.
Fatality elimination is not a new priority for us. We have been seeking to improve our safety performance over a number of years and more recently, have considerably reduced high potential injuries. However, there is more to do and we are taking additional steps to systematise a common set of controls. In FY2021, the Fatality Elimination Program:

•	engaged subject matter experts and mining, equipment, technology and services (METS) organisations to provide control solutions to our top 10 safety risks

•	identified over 60 recommended controls for our top 10 safety risks, including new controls and material improvements to existing controls

•	conducted assessments at our operated assets and relevant functions against the recommended controls to determine the actions that need to be taken

•	established a global project team to prioritise and deliver a global five-year fatality elimination roadmap

•	commenced planning to update the Our Requirements for Safety Standard and coordinate a selection of control and human performance improvement initiatives in FY2022
Integrated Contractor Management Program
Our Integrated Contractor Management Program is designed to make it safer and easier for our contractors to work with us. Introduced in FY2020, the program is focused on building long-term mutually beneficial relationships with our contractors, integrating and simplifying processes and systems, and creating an inclusive, respectful and caring workforce culture.
In 2021, we launched our new global contractor performance standard, establishing global requirements for how we work with contractors (including subcontractors and consultants). This replaced existing local frameworks and provides a standardised way of working with contractors to drive best practice. To embed the standard, a number of initiatives and tools have been developed:

•
Our Scope of Work Library is an online resource containing best practice examples for different types of contractor engagements. This assists our contractor partners to better understand the work required at our sites, enabling them to assign contractors with the right skills and competencies to perform the work.

•
To assist in defining the minimum requirements for key roles, governance and process routines, we introduced an operational tiering model. The model factors in work scope, operational safety risks and contract arrangements to inform the robustness of process requirements, including key performance indicators.

•	We developed a specific contractor perception survey to ensure we receive contractor feedback on our culture and their experience working at BHP.

•
We developed systems to support the contractor management process to improve supervision and training of contractors across our operated assets. A pilot was conducted at one of our Australian operated assets to ensure the system was fit-for-purpose
before broader implementation.

Field Leadership Program
Leaders spending time in the field is vital to maintaining safe operations. Our global Field Leadership Program involves leaders engaging with workers in the field to drive a common approach to improving health, safety and environment (HSE) performance. These engagements are used to verify critical safety controls are in place, being applied and are effective in reducing the risk of fatalities.
The program encourages the workforce to provide feedback to their leaders about safety and to look out for the safety of themselves and their colleagues.
In FY2021 we:

•	increased supervisor time in the field through BOS and reduced the large spans of control that some supervisors had over their teams

•	continued to improve the quality of field leadership activities by increasing coaching and delivery of field leadership engagements at our operated assets

•
focused on ensuring our leaders were proactively scheduling Fatality Elimination Program activities and executing them to plan to ensure adequate verification of all fatality risks across our operated assets

•	developed a global, standardised field leadership procedure designed to increase the effectiveness of field leadership activities by reducing variances in practices across the business

•	conducted field leadership on COVID-19 controls, which increased our understanding of control application and effectiveness by engaging our workforce for direct feedback

•	introduced sexual harassment field leadership activities, which provided information on progress and areas for improvement in this space
Sexual assault and sexual harassment
Our position on sexual assault and sexual harassment is clear. This conduct is completely unacceptable, contrary to our values and unlawful. Over a number of years, we have taken action to prevent sexual harassment including through education, encouraging reporting and security measures. While we have made important progress, this continues to be an issue at BHP and, as long as it does, we must and will do more and we continue to focus and invest in preventing this behaviour.
In 2018, we formally defined sexual assault and sexual harassment as a health and safety risk. As part of the risk assessment processes, we engaged experts in health and safety, harassment and inclusion and diversity. We introduced a range of controls including security measures such as on-site
security guards, additional CCTV, increased security patrols in public areas and improved lighting, with a further AU$300 million for planned improvements to occur in FY2022. We have also introduced trauma informed emergency response, victim-centric investigations and a dedicated support service that provides end-to-end
assistance and advice to anyone impacted by sexual assault and sexual harassment. We are committed to the full implementation of all requisite controls in FY2022, and have tied completion of actions to executive and employee remuneration. We also recognise that we can improve the coordination of our work to address this issue and have set up a project management office for this purpose.
Sexual assault and sexual harassment are risks for BHP and the industry, and we are working with others in the industry to address these risks, as we have done with other health and safety matters. We participated in the Minerals Council of Australia Taskforce that developed and released an industry statement and Code of Conduct aimed at eradicating sexual assault and sexual harassment from our industry. We also made a submission to the Inquiry in Western Australia into sexual harassment against women in the FIFO mining industry to contribute to the industry addressing this issue which can be found at
BHP Submission – A Inquiry in relation to Sexual Harassment in FIFO mining industry.pdf (parliament.wa.gov.au)
.
For information on reported cases, refer to section 1.13.6.
More information on safety is available at bhp.com/safety.

1.13.5    Health
We are committed to protecting the health and wellbeing of our employees and contractors.
We set clear mandatory minimum standards to identify and assess health risks, manage their impact and monitor the health of our people.
Occupational illness
The reported incidence of occupational illness
(1)
for employees in FY2021 was 308 which was 4.36 per million hours worked, representing a minor increase compared to FY2020 which was 4.30 per million hours worked.

(1)
The data for FY2017 and FY2018 includes Continuing and Discontinued operations (Onshore US assets). FY2019 data includes Discontinued operations (Onshore US assets) to 31 October 2018 and Continuing operations.

(2)	Occupational illnesses excludes COVID-19 related data.

(3)	Due to the lag nature of incident reporting and subsequent verification, final results may vary post reporting. Prior year data has not been adjusted.

(4)	Due to regulatory regimes and limited access to data, we do not have full oversight of the incidence of contractor noise-induced hearing loss (NIHL) cases.
For our contractor workforce, the reported incidence of occupational illness was 180 which was 1.87 per million hours worked, an increase of 31 per cent compared with FY2020. Due to regulatory regimes and limited access to data, we do not have full oversight of the incidence of contractor noise-induced hearing loss (NIHL) cases.

(1)	An illness that occurs as a consequence of work-related activities or exposure.

Musculoskeletal illness accounts for the majority of our reported occupational illnesses. These are conditions impacting the musculoskeletal system and connective tissues caused by repetitive work-related stress or strain or exposure over time. Musculoskeletal illness does not include disorders caused by slips, trips, falls or similar incidents.
The main change in the incidence of occupational illness in FY2021 as compared to FY2020 was an increase in the rate of employee cases of NIHL reported by our operated assets in South America. This was due to an increase in testing for noise induced hearing loss this year because of a suspension of testing activities due to
COVID-19
impacts last year.
Our occupational illness data excludes cases of
COVID-19
among our employees and contractors. In settings of high levels of community transmission and with an evolving understanding of the epidemiological criteria for infection and emerging
COVID-19
variants with evidence of increased transmission, it is difficult to conclude, with reasonable certainty, that a person was infected because of work-related activities or exposure. For information on our response to
COVID-19,
refer to the
‘COVID-19’
section below.
Occupational exposures
Occupational exposure limits (OELs) for our most material exposures are set according to the latest scientific evidence, which for a number of agents, such as diesel particulate matter (DPM), resulted in lower limits than the then regulatory requirements. Where exposures potentially exceed regulatory limits or our stricter limits, respiratory protective equipment is required.
For our most material exposures to DPM, silica and coal mine dust, we have a five-year target to achieve, by FY2022, a 50 per cent reduction in the number of workers potentially exposed
(1)
as compared to our 30 June 2017 baseline exposure profile
(2)
(3)
. In FY2016, we committed to applying an OEL of 0.03 mg/m
3
for DPM and in FY2017, we committed to applying OELs of 1.5 mg/m
3
for respirable coal mine dust by 1 July 2020 and 0.05 mg/m
3
for silica by 1 July 2021. Exposure data in this Annual Report is based on these limits and in all cases discounts the effect of personal protective equipment.
In FY2021, material exposures overall reduced by 70 per cent compared to the adjusted FY2017 baseline which is better than our FY2020 target. This includes a reduction of 29 per cent compared to FY2020 in the number of workers potentially exposed to silica in excess of our OEL and this reduction was largely due to reduction in exposures by our Minerals Americas operated assets where there was a 35 per cent reduction compared to the previous year.
In addition, work to control exposure to DPM at Nickel West and Olympic Dam resulted in a 12 per cent reduction compared to FY2020 in the number of workers potentially exposed to DPM. No potential exposures in excess of our OEL for respirable coal mine dust were reported in FY2020; however, in FY2021 we have identified a workgroup as being potentially exposed in excess of our OEL at one of our coal operated assets. We are committed to reducing this potential exposure to below the OEL in the next reporting period.
Coal mine dust lung disease
In FY2021, there were four coal mine dust lung disease (CMDLD)
(4)
claims accepted, which consisted of two current workers and two former workers at our BMA asset.
Mental health
The mental health of our people continues to be a focus. In FY2021, good progress was made with implementing our Group-wide Mental Health Framework to raise awareness of mental wellbeing, reduce stigma and increase the capacity of our leaders to recognise and support individuals experiencing mental illness. We also became a founding member of the Global Business Collaboration for Better Workplace Mental Health, which seeks to advance progress across the globe by committing senior leaders to a pledge to create mentally healthy workplaces.
To support the proactive management of mental wellbeing and give our workforce the tools and skills they need to build resilience and positive mental health, we provide and promote the Employee Assistance Program, our mental health toolkit, Thrive, education and awareness campaigns (including stigma reduction) and the BHP Resilience Program.
In May 2021, we held our inaugural Mental Health month, with the aim of increasing mental wellbeing in the communities where we operate and encouraging everyone to support and look out for one another. We also continue to support global mental health campaigns, including World Mental Health Day, R U OK? Day and Movember.
We plan to progress our efforts in FY2022 by addressing psychosocial hazards in the workplace using a risk management approach to further support better workplace mental health.

(1)	For exposures exceeding our FY2017 occupational exposure limits discounting the use of personal protective equipment, where required.

(2)
The baseline exposure profile is derived through a combination of quantitative exposure measurements and qualitative assessments undertaken by specialist occupational hygienists consistent with best practice as defined by the American Industrial Hygiene Association.

(3)	The baseline has been adjusted to exclude Discontinued operations (Onshore US assets).

(4)
CMDLD is the name given to the lung diseases related to exposure to coal mine dust and includes coal workers’ pneumoconiosis, silicosis, mixed dust pneumoconiosis and chronic obstructive pulmonary disease.

COVID-19
Throughout FY2021, we continued to navigate the challenges of the global
COVID-19
pandemic and prioritise the health and safety of our people and workplaces. This included the removal of vulnerable workers from the workplace and an increase in testing regimes in site-based workforce during periods of high community transmissions.
Across BHP’s global workforce,
(1)
we estimated there were as many as 5,000 confirmed
(2)
COVID-19
cases including three deaths, with around 1,100 of those cases potentially infectious while at work
(3)
(figures for persons potentially infectious while at work are included irrespective of where infection may have occurred). We recognise the significant impact
COVID-19
has had on the daily lives of our people and the communities where we operate and we offer our deep sympathies to the families of our colleagues who tragically were amongst the many people who have lost their lives to
COVID-19.
Almost all confirmed cases were from people in our Minerals Americas workforce.
We conduct
COVID-19
tests as part of our workplace entry screening, which includes mainly polymerase chain reaction (PCR) testing and a small percentage of antigen testing. In FY2021, we conducted 27,261 tests in our Petroleum operated assets and 440,000 tests in our Minerals Americas operated assets and identified 248 and 2,277 confirmed cases respectively. This included symptomatic and asymptomatic cases that may not have been identified otherwise.
Our support extended to areas impacted by high community transmissions and reduced local medical capabilities. This included establishing telehealth services, in-home
PCR testing, emergency ambulance support, mental wellness support and provision of medical support (e.g. procurement of oxygen concentrators in India) to support ill workers and their family members.
More information on health including a case study on how we supported our people and the communities where we operate through
COVID-19
is available at bhp.com/health.
1.13.6    Ethics and business conduct
Our conduct
Our Code of Conduct
(
Our Code
)
(4)
brings our values to life so we can make the right choices every day. It applies to everyone who works for us or on our behalf. To ensure everyone understands how
Our Code
applies and the standards of behaviour we expect, annual training is mandatory for all employees and contractors. There are also consequences for breaching
Our Code
and we encourage people to speak up where a decision or action is not in line with
Our Code
or
Our Charter
.
Our Code
is available in five languages and accessible at bhp.com.
EthicsPoint is our confidential reporting tool that is accessible to all, including external stakeholders and the public, to report conduct that may be unethical, illegal or inconsistent with
Our Code
.
In 2021, 4,162 reports were received into EthicsPoint (of these 3,541 were classified as business conduct concerns,
(5)
representing an increase of 52 per cent from FY2020. This increase coincides with enhanced training on
Our Code
and efforts to increase awareness of the requirement for line leaders to log all concerns relating to
Our Code
in EthicsPoint. Of the reports received, 42 per cent were made anonymously,
(6)
compared with 53 per cent in FY2020, a reduction from FY2020, which may indicate that reporters have greater confidence in the EthicsPoint process. Of the total reports received, 38 per cent contained one or more substantiated allegations.
(7)

(1)	Employees and contractors engaged by BHP.

(2)	A person with a laboratory confirmation of COVID-19 infection, using polymerase chain reaction (PCR) test methodology, irrespective of clinical signs and symptoms.

(3)
Potentially infectious while at work is defined as being in one of BHP’s managed locations (including camps and offices) within 48 hours before onset of symptoms and/or while symptomatic. Figures for persons potentially infectious while at work are included irrespective of where infection may have occurred.

(4)	https://www.bhp.com/our-approach/our-company/our-code-of-conduct/.

(5)	Some EthicsPoint reports are enquiries, or are not related to business conduct concerns, or are a duplicate of an existing report

(6)	This excludes reports not containing a business conduct concern, and excludes reports logged by leaders on behalf of others.

(7)	The calculation is based on reports received and completed in FY2021, containing one or more substantiated allegations.

Transparency and accountability
We understand the connection between:

•	the disclosures we make about the taxes and royalties we pay to governments, which enable the public to see what we have paid

•	transparency of the contracts we have with governments which allows comparison of our actual payments against what is required to be paid
We support initiatives by governments of the countries where we operate to publicly disclose the content of our licences or contracts for the development and production of oil, gas or minerals that form the basis of our payments to government, as outlined in the Extractive Industries Transparency Initiative (EITI) Standard. Other key initiatives include our work in partnership with Transparency International, our representation on the Board of the EITI, our support for ultimate beneficial ownership transparency, our financial support for and Steering Committee membership of the Bribery Prevention Network (in Australia) and our funding of the BHP Foundation, including its Natural Resource Governance Global Program. We believe these transparency initiatives will reduce corruption risk and improve our ability to operate and compete for resources.
Anti-corruption
We are determined to play a significant role in the global fight against corruption in the resources industry.
Our Charter
and
Our Code
provide the framework for our anti-corruption compliance program.
All activities that potentially involve higher risks of exposure to corruption require review or approval by our Ethics and Compliance function. This function has a mandate to design and govern our compliance frameworks for key compliance risks, including anti-bribery and corruption. The function is independent of our assets and regions, and reports to the Chief Legal Governance and External Affairs Officer. The Chief Compliance Officer reports quarterly to the Risk and Audit Committee on ethics and compliance issues and meets at least annually with the Committee Chair.
Our Ethics and Compliance function also participates in all risk assessments in respect of operated assets or functions that are considered to carry material anti-corruption risks. In FY2021, the Ethics and Compliance team provided input into 41 risk assessments.

As part of our commitment to anti-corruption, we prohibit authorising, offering, giving or promising anything of value directly or indirectly to a government official to influence official action, or to anyone to encourage them to perform their work disloyally or otherwise improperly. We also prohibit facilitation payments, which are payments to government officials for routine government actions. Our people must take care that third parties acting on our behalf do not violate anti-corruption laws. Disciplinary action, including dismissal or termination of contractual relationships, may follow from a breach of these requirements.
We regularly review our anti-corruption compliance program to ensure it meets the requirements of the US Foreign Corrupt Practices Act, the UK Bribery Act, the Australian Criminal Code and the applicable laws and regulatory developments of all places where we do business. These laws are consistent with the standards of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions. Recognising the challenges posed to normal ways of working by
COVID-19,
in FY2021 we increased the frequency of our compliance monitoring to support the timely identification of activities that could potentially present an enhanced compliance risk. By regularly calibrating our compliance processes, we work to ensure optimal resource allocation to areas presenting the highest corruption risks to our business. Our efforts are complementary to the BHP Foundation’s global partnership with Transparency International, which is supporting governments to identify and address corruption risks in mining licencing processes.
Anti-corruption training is provided to all employees and contractors as part of mandatory annual training on
Our Code
. In FY2021, additional risk-based anti-corruption training was also undertaken by 3,879 employees and contractors, as well as employees of certain of our business partners and community partners.
More information on ethics and business conduct is available at bhp.com/ethics.
1.13.7    Climate change and portfolio resilience
We believe the world must pursue the Paris Agreement goals with increased levels of national and global ambition to limit the impacts of climate change. Providing access to affordable and clean energy and other products is essential to meet sustainable development goals. At BHP, we advocate for effective actions in line with the Paris Agreement goals while recognising the challenge of achieving these goals is of global scale and historic complexity.
In September 2021, BHP published its Climate Transition Action Plan 2021, which sets out our strategic approach to our goal to reduce operational GHG emissions (Scope 1 and Scope 2 from our operated assets) to net zero
(1)
by 2050, and our enhanced Scope 3 position for GHG emissions in our value chain. The Plan, together with more information on our climate commitments, actions and performance, including our Climate Change Report 2020, is available at bhp.com/climate.
Governance and management
Climate change is a material governance and strategic issue for us. Our Board is actively engaged in the governance of climate change issues, including our strategic approach and performance against our commitments, supported by the Sustainability Committee and the Risk and Audit Committee (for more information, refer to section 2.1).
Below the level of the Board, key management decisions are made by the CEO and management, in accordance with their delegated authority. Management has primary responsibility for the design and implementation of our climate change strategy and execution of that strategy is overseen by the Climate Change Steering Committee. BHP has a dedicated Climate Change Team that is responsible for advising the Executive Leadership Team. The team collaborates with BHP’s functions and asset teams, external partners and industry to develop practical climate change solutions, designed to preserve and unlock long-term value for BHP. It regularly prepares information and advice for the Executive Leadership Team, Sustainability Committee, Risk and Audit Committee and the Board on climate-related strategy, risks and performance against climate-related metrics. It also monitors key indicators and signposts against our appetite for climate change-related risks (both threats and opportunities).
Addressing climate risks
BHP applies a single, Group-wide approach to the management of risk, known as the Risk Framework. When new and emerging risks are identified, each is assigned an owner in the part of the business where the risk occurs. Risks are assessed to determine their potential impacts and likelihood, enable prioritisation and determine risk treatment options. We then implement controls designed to prevent, reduce or mitigate downside risks and increase the likelihood of opportunities being realised. Risks and controls are reviewed periodically and on an ad-hoc
basis to evaluate performance of the controls against the risks.

(1)	Net zero includes the use of carbon offsets as required.

Climate-related risks can be grouped in two categories: transition risk and physical risk.
Transition risks arise from policy, regulatory, legal, technological, market and other societal responses to the challenges posed by climate change and the transition to a low-carbon
economy. For more information on BHP’s exposure to and management of transition risks, refer to section 1.16.
Physical risks refer to acute risks that are event-driven, including increased severity of extreme weather events, and chronic risks resulting from longer-term changes in climate patterns. For more information on BHP’s exposure to and management of physical risks, refer to ‘Adaptation to physical risks’ below in this section and to section 1.16.
Adaptation to physical risks
BHP’s vision for adapting to the physical risks of climate change is to take a proactive and collaborative approach to building the climate resilience of our operated assets, investments, portfolio, supply chain, communities and ecosystems, to achieve mutually beneficial outcomes for our stakeholders.
In FY2021, following external benchmarking and internal engagement, we finalised our updated Adaptation Strategy as set out below.

The focus in FY2021 was on enhancing governance structures, developing a more consistent and comprehensive approach to the use of climate data, and improving how we integrate physical climate risk within the existing risk management process in order to identify and resource priority actions. In FY2022, we intend to build these priority actions into planning and capital allocation processes, and continue to analyse identified risks in more detail. This will provide the basis from which we can develop our ability to report on specific material physical risks and their potential financial impacts (including material expenditure on climate change adaptation) in later years.
Portfolio analysis and capital alignment
The world must undergo multiple transitions arising from commitments to reduce GHG emissions. These transitions are complex, multi-faceted and could reasonably be expected to manifest in unique ways across different regions, reflecting heterogeneous local conditions. However, we believe that together they comprise a global transition to a lower-carbon economy that can mitigate the impacts of climate change. We see steps towards these transitions in the emergence of electric mobility and the rapid cost declines of renewable power generation. Global accords such as the Paris Agreement and subsequent government commitments suggest these transitions are likely to accelerate.
The Paris Agreement has set an ambition to pursue efforts to limit global temperature increases to 1.5°C above pre-industrial
levels, which will require aggressive action to reduce GHG emissions. Abatement commensurate with limiting temperature increases to 1.5°C would reduce the potential physical impact of climate change on our assets, our employees, our communities and our markets, and potentially generate significant value for our portfolio.

In the BHP Climate Change Report 2020,
(1)
we described the impact on our business of four divergent scenarios
(2)
across a range of temperature outcomes, including our Paris-aligned 1.5°C scenario.
(3)
Our most recent portfolio analysis indicated that under our 1.5°C scenario, the world would need around twice as much steel and copper, and four times as much nickel in the next 30 years as it did in the last 30. Potash demand, required for higher agricultural yields due to land use competition, also grows under that scenario.
Today’s signposts do not yet indicate that the appropriate measures are in place to drive decarbonisation at the pace or scale required to achieve the Paris Agreement goals. However, as governments, institutions, companies and society increasingly focus on addressing climate change, the potential for a non-linear
transition and the subsequent impact on opportunities and risk increases.
We intend to systematically integrate one or more Paris-aligned scenarios (including 1.5°C scenarios) into our strategy and capital prioritisation processes beginning in FY2022. This will enhance our current approach, in which our 1.5°C scenario is used to inform and test strategic portfolio decisions. See the BHP Climate Transition Action Plan 2021 at bhp.com/climate for more information.
Operational greenhouse gas emissions and energy consumption
Our long-term goal is to achieve net zero
(4)
operational GHG emissions by 2050. We have also set a medium-term target to reduce operational GHG emissions by at least 30 per cent from FY2020 levels
(5)
by FY2030.
(6)
This reflects our commitment to decarbonising BHP’s operations and a recognition that we have a part to play in accelerating the global pathway to decarbonisation.
We are also working to achieve our short-term target for FY2022 to maintain our total operational GHG emissions at or below FY2017 levels
(7)
while continuing to grow our business.
Our operational GHG emissions are measured against our target performance based on an operational control, market-based methodology.
Building on our Light Electric Vehicle (LEV) trials at Olympic Dam and Queensland Coal, we have commenced LEV trials at Nickel West using onboard battery power. This trial is anticipated to reduce noise, heat and diesel particulate matter, as well as consumption of fossil fuel. We have increased the renewable component of our energy consumption in FY2021 due to the start of the renewable power purchasing agreement at Queensland Coal.

(1)	bhp.com/climate

(2)
Scenarios highlight critical elements of assumed future states and draw attention to the key factors that may drive future developments. They are hypothetical constructs, not forecasts, predictions or sensitivity analyses. As they are a tool to enhance critical strategic thinking, a key feature of scenarios is they should challenge conventional wisdom about the future. In a world of uncertainty, scenarios are intended to explore alternatives that may significantly alter the basis for ‘business as usual’ assumptions. There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed.

(3)
This scenario aligns with the Paris Agreement goals and requires steep global annual GHG emissions reductions, sustained for decades, to stay within a 1.5°C carbon budget. Refer to the BHP Climate Change Report 2020 available at bhp.com for information about the assumptions, outputs and limitations of our 1.5°C Paris-aligned scenario. 1.5°C is above pre-industrial
levels.

(4)	Net zero includes the use of carbon offsets as required.

(5)	FY2020 baseline will be adjusted for any material acquisitions and divestments based on GHG emissions at the time of the transaction. Carbon offsets will be used as required.

(6)	These positions are expressed using terms that are defined in the Glossary, including the terms ‘net zero’, ‘target’ and ‘goal’.

(7)	FY2017 will be adjusted for any material acquisitions and divestments based on GHG emissions at the time of the transaction. Carbon offsets will be used as required.

Progress on decarbonisation
In FY2021:

•	We signed a renewable power purchasing agreement (PPA) to supply up to 50 per cent of our electricity needs at the Nickel West Kwinana Refinery from the Merredin Solar Farm.

•	We secured firm renewable electricity via a PPA to meet half of the electricity needs across Queensland Coal mines from low-emissions sources.

•
We continued to implement power purchase agreements for renewable electricity commencing from FY2022 at our Chilean copper operated assets, Escondida and Spence, which are on track to reach net zero Scope 2 GHG emissions by the mid-2020s.

These agreements are intended to help meet our FY2022 and FY2030 operational GHG emissions targets. We regularly monitor our forecasted GHG emissions to check we are on track.
In FY2021, we partnered with Rio Tinto and Vale to launch the ‘Charge on Innovation Challenge’, a mining truck electrification initiative, facilitated by Austmine. The initiative aims to develop innovative charging infrastructure in parallel with the development of battery-electric trucks.
In August 2021, BHP became a founding member of Komatsu’s GHG Alliance, which aims to develop commercially viable zero-GHG
emissions haul trucks. BHP will provide engineering and technical resources to Komatsu, enabling BHP’s real-time access to technology in development and giving Komatsu the opportunity to draw on BHP’s mining expertise to accelerate its path to market. Also in August 2021, BHP and TransAlta announced plans to build two solar farms and a battery storage system to help power the Mt Keith and Leinster operations at Nickel West.
In FY2022, we intend to look for further opportunities to collaborate with original equipment manufacturers, source renewable electricity for our Australian operated assets and progress studies for diesel displacement at our operated assets.
Value chain emissions
We recognise the importance of supporting efforts to reduce emissions in our value chain. In 2020, BHP set Scope 3 emissions goals for 2030 for processing of our steelmaking products and maritime transportation of our products, supported by an action plan and aligned to a long-term vision to support the economy-wide transition necessary to meet the Paris Agreement goals by working with customers and suppliers to achieve sectoral decarbonisation. Those goals are to:
Support industry to develop technologies and pathways capable of 30 per cent emissions intensity reduction in integrated steelmaking, with widespread adoption expected post 2030;
Support 40 per cent emissions intensity reduction of
BHP-chartered
shipping of our products.
In our Climate Transition Action Plan 2021, we are building on these medium-term goals. Our position reflects the challenges and opportunities in line with our strategy for increasing long-term portfolio exposure towards future facing commodities. Our recent proposed portfolio changes
(1)
are aligned with our strategic approach to manage risk and maximise value. While these decisions were not made for the purpose of setting a future Scope 3 position, upon completion, the changes would lower our total Scope 3 emissions inventory.
As we shape our portfolio for the future, we are announcing our enhanced Scope 3 position.
(2)
While we cannot ensure the outcome alone, for our reshaped portfolio,
(3)
we are pursuing the long-term goal of net zero
(4)
Scope 3 GHG emissions by 2050 to support the transition that the world must make. To progress towards this goal:

•	we are targeting net zero for the operational GHG emissions of our direct suppliers (5) and the emissions from maritime transport of our products; and

•
recognising the particular challenge of a net zero pathway for customers’ processing of our products,
(6)
which is dependent on the development and downstream deployment of solutions and supportive policy, we cannot set a target, but will continue to partner with customers and others to accelerate the transition to carbon neutral
(7)
steelmaking and other downstream processes. We will also support the value chain by pursuing carbon neutral production of our future facing commodities, such as copper, nickel and potash, to provide the essential building blocks of a net zero transition.

(1)
On 17 August 2021, BHP announced it had entered into a merger commitment deed with Woodside to combine their respective oil and gas portfolios by an all-stock
merger. Completion of the merger is subject to confirmatory due diligence, negotiation and execution of full form transaction documents, and satisfaction of conditions precedent including shareholder, regulatory and other approvals, and expected to occur in the second quarter of the 2022 calendar year, with an effective date of 1 July 2021. For more information, refer to the Joint Announcement ‘Woodside and BHP to create a global energy company’ by Woodside and BHP dated 17 August 2021, available at bhp.com/investor-centre. On 28 June 2021, BHP announced its agreement with Glencore to divest its 33.3 per cent interest in Cerrejón, a non-operated
energy coal joint venture in Colombia, with an effective economic date of 31 December 2020. Completion is subject to the satisfaction of customary competition and regulatory requirements and expected to occur in the first half of the 2022 calendar year.

(2)	This position is expressed using terms that are defined in the Glossary, including the terms ‘net zero’, ‘target’ and ‘goal’.

(3)	Subject to completion of both of the divestment of our oil and gas business and the sale of our interest in Cerrejón.

(4)	Net zero includes the use of carbon offsets as required.

(5)
‘Operational GHG emissions of our direct suppliers’ means the Scope 1 and Scope 2 emissions of our direct suppliers included in BHP’s Scope 3 emissions reporting categories of purchased goods and services (including capital goods), fuel and energy related activities, business travel, and employee commuting.

(6)
In line with our reporting methodology for Scope 3 emissions, we define ‘processing of our products’ as emissions resulting from our customers’ processing of our products comprising iron ore and metallurgical coal (steelmaking materials) and copper (assumed to be processed into copper wire for end use).

(7)	Carbon neutral includes all those GHG emissions as defined for BHP reporting purposes.

We have therefore set these Scope 3 targets:
(1)

•
We will target net zero
(2)
by 2050 for the operational GHG emissions of our direct suppliers,
(3)
subject to the widespread availability of carbon neutral
(4)
goods and services to meet our requirements.

•
We will target net zero
(5)
by 2050 for GHG emissions from all shipping
(6)
of our products,
(7)
subject to the widespread availability of carbon-neutral
(8)
solutions including
low/zero-emission
technology on board suitable ships and
low/zero-emission
marine fuels.

Action on our value chain GHG emissions goals in FY2021
Steelmaking
In FY2021, BHP signed memoranda of understanding for partnerships with three of our customers, China Baowu, JFE and HBIS, to invest up to a total of US$65 million in research and development of steel decarbonisation pathways. We also established a research program with the University of Newcastle in Australia to study raw material properties in low-carbon
iron and steelmaking. Additionally, BHP Ventures is strategically investing in a range of emerging companies, including some focused on low-
or
no-carbon
steelmaking.
In FY2022, we intend to progress research and development and develop plans for operational testing and trials under the three steelmaking partnerships. We also plan to explore new steelmaking partnerships to jointly study low-carbon
steelmaking technologies.
Maritime
In FY2021, BHP committed to becoming one of the founding members of the Global Centre for Maritime Decarbonisation. The Centre is to be set up in Singapore and act as a focal point for the global maritime industry’s efforts in decarbonisation and innovation. In April 2021, we participated in the first marine biofuel trial involving an ocean-going vessel bunkering in Singapore in collaboration with Oldendorff Carriers and GoodFuels, and supported by the Maritime and Port Authority of Singapore. BHP also issued and awarded the world’s first
LNG-fuelled
Newcastlemax bulk carrier vessel tender in FY2021, with the aim of significantly reducing GHG emissions per voyage. In FY2022, we intend to begin to integrate the use of
LNG-fuelled
bulk carriers into our maritime operations and assess the suitability of a range of routes for LNG or bio-fuelled
bulk carriers. We are also developing a sustainability analytics platform to analyse the operational energy efficiency and emissions of
BHP-chartered
vessels. This will enable more energy-efficient vessel selection, as well as more targeted emissions reduction insights and actions that can be pursued with our shipping partners.

(1)
These targets are referable to a FY2020 baseline year, which will be adjusted for any material acquisitions and divestments based on emissions at the time of the transaction, and to reflect progressive refinement of the Scope 3 emissions reporting methodology. The targets’ boundaries may in some cases differ from required reporting boundaries. Carbon offsets will be used as required.

(2)	Net zero includes the use of carbon offsets as required.

(3)
‘Operational GHG emissions of our direct suppliers’ means the Scope 1 and Scope 2 emissions of our direct suppliers included in BHP’s Scope 3 reporting categories of purchased goods and services (including capital goods), fuel and energy related activities, business travel, and employee commuting.

(4)	Carbon neutral includes all those greenhouse gas emissions as defined for BHP reporting purposes.

(5)	Net zero includes the use of carbon offsets as required.

(6)	BHP-chartered and third party-chartered shipping.

(7)	Target excludes maritime transportation of products purchased by BHP.

(8)	Carbon neutral includes all those greenhouse gas emissions as defined for BHP reporting purposes.

Investing in decarbonisation
In FY2020, we announced a commitment of at least US$400 million to invest in GHG emissions reduction across our operated assets and value chain over the five-year life of our Climate Investment Program. In FY2021, we spent US$29 million under this program, targeting operational, maritime, steelmaking and BHP Ventures investments, and committed to spend significantly more, including up to US$65 million over coming years towards partnerships with our customers in the steel sector.
We estimate potential spend of between US$100 and US$200 million per year over the next five years in support of operational decarbonisation at our operated assets. This estimate has been included in existing capital guidance. Going forward, as our climate response is further integrated into business-as-usual
planning, our spending on climate initiatives is expected to become increasingly indistinguishable from normal business spending.
We assess and rank each decarbonisation project across our operated assets through our Capital Allocation Framework, where our decarbonisation commitments rank alongside maintenance capital in the hierarchy of our capital allocation. Through our studies and investment governance process, we seek to optimise the risk and reward proposition for these projects to allocate capital and optimise decarbonisation at a portfolio level. We have developed an internal marginal abatement cost curve designed to support the allocation of capital towards the most economically efficient and effective decarbonisation projects.
We include regional carbon price forecasts in our assessment of all projects in the Capital Allocation Framework. In recognition that explicit carbon pricing regimes in many instances do not fully reflect the implicit regulatory risk and value of carbon across our value chain, we are developing additional qualitative and quantitative metrics to better capture the future cost and value of GHG emissions abatement to inform corporate strategy and core business decisions.

Carbon offsets
BHP’s approach to carbon offsetting is to prioritise emission reduction projects at our operated assets, with investments in external carbon offset projects considered complementary to this ‘structural abatement’. We work with others to promote the development of carbon market mechanisms, particularly for natural climate solutions.
Although we prioritise our internal emission reduction projects, we acknowledge a role for high-quality offsets in a temporary or transitional capacity while abatement options are being studied, as well as for ‘hard to abate’ emissions with limited or no current technological solutions.
In FY2021, we retired 0.3 million carbon offsets in the form of verified carbon units. The offsets were sourced from high-quality projects, such as the Cordillera Azul National Park REDD+ Project and the Kasigau Corridor REDD Project,
(1)
representing additional, permanent and otherwise unclaimed emission reductions from activities designed to avoid contributing to social or environmental harms. For more information on how BHP manages offsets, refer to bhp.com/offsets-2021.
Natural climate solutions
Investing in natural ecosystems is a cost-effective and immediately available solution to mitigate climate change that often provides sustainability co-benefits,
such as biodiversity conservation, improved water quality or support for local communities. We work to support the development of market mechanisms that channel private sector finance into projects that increase carbon storage or avoid GHG emissions through conservation, restoration and improved management of terrestrial landscapes, wetlands and coastal and marine ecosystems (e.g. mangroves, tidal marshes, seagrasses and seaweed, generally referred to as ‘blue’ carbon ecosystems). We focus on project support, governance, knowledge and innovation, and market stimulation for carbon credits generated by these projects.
For more information, see bhp.com/climate.
Just transition
There are communities around the world that rely on mining certain commodities, which therefore risk being disproportionately impacted by the transition to a low-carbon
economy. Solutions will require a multi-stakeholder approach including the local community, investors and financiers, government at all levels and, of course, resource companies such as BHP.
In FY2022, we plan to develop our approach to ‘Just Transition’ taking into consideration the evolving Climate Action 100+ Net Zero Company Benchmark (NZCB).
Engagement and disclosure
Achieving the Paris Agreement goals will require supportive policy across jurisdictions globally. The policy-making process is complex and change is unlikely to be smooth or linear. We believe BHP can best support policy development by ensuring we meet our own climate commitments, continuing to make the case for the economic opportunities arising from the energy transition, and focusing on those policy areas where we are likely to have the greatest ability to influence change. We engage on policy matters directly with government and through our membership of industry associations and issue-specific coalitions and initiatives.
Our Global Climate Policy Standards clarify how our policy positions on climate change should be reflected in our own advocacy and that of associations to which we belong, globally. Over the past five years, BHP has introduced a range of measures to strengthen the Company’s governance of its member associations and their climate change advocacy. Further information on our approach to industry associations can be found at
bhp.com/our-approach/operating-with-integrity/industry-associations-bhps-approach/.
BHP was one of the first companies to align its climate-related disclosures with the recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD). In FY2021, we published our Climate Change Report 2020, and also participated in the CA100+ NZCB, which assesses the world’s largest corporate GHG emitters on their progress in the transition to the net zero future.
In September 2021, we published the BHP Climate Transition Action Plan 2021, which sets out the steps BHP intends to take with the goal of reducing GHG emissions to net zero within our own operations by 2050 and pursuing net zero across our value chain. As responding to climate change is an integral part of our strategy and operations, our TCFD-aligned disclosures and information in support of our NZCB assessment can be found throughout this Annual Report, in our BHP Climate Change Report 2020 and at bhp.com. A navigator showing where to find relevant information in relation to the TCFD recommendations is available at bhp.com.

(1)	REDD and REDD+ are UN programs for reducing GHG emissions from deforestation and forest degradation.

1.13.8    Community
Making a positive contribution to the communities where we operate
To make a positive contribution to the social and economic wellbeing of the communities where we operate requires long-term partnerships based on respect, honesty, transparency and trust. Our actions and approach to community engagement, social investment, cultural heritage, working with Indigenous peoples and human rights practices are governed by
Our Code.
We understand our activities have potential social, cultural, environmental and human rights impacts. We assess those impacts and consider external factors such as changing socio-political and economic content and societal expectations and community concerns.
To gain a deeper understanding of the context in which we operate, our operated assets are required to conduct periodic social research activities. We seek to implement and conduct these planned activities in a culturally sensitive and socially inclusive manner which can include social baseline analysis, social impact and opportunity assessments, human rights impact assessments, stakeholder mapping and community perception surveys. Through these activities, we seek to better understand social and reputational impacts, threats and opportunities and make more informed decisions.
We provide a range of opportunities for communities to express their views, experiences, concerns and complaints. The
Our Requirements for Community
standard requires all operated assets to have culturally appropriate complaint and grievance mechanisms in place which are accessible to all stakeholders, including Indigenous peoples. To further strengthen these mechanisms, we have established globally consistent principles aligned with the UN Guiding Principles on Business and Human Rights to be applied across each of our operated assets.
In FY2021:

•	Community perception research was conducted at 11 of our operated assets providing an aggregated view of local community perceptions and a valuable input into asset planning.

•
All of our operated assets had a stakeholder engagement plan in place and conducted regular stakeholder engagement activities, including one-on-one
meetings, dialogue tables (multi-issue, multi-stakeholder), consultation groups (issue based), written communications and open days.

•
The primary concerns of community members, as reported to our operated assets, largely related to community support (including economic contribution, capacity building, resilience and social inclusion), environmental sustainability and a desire for more communications or engagement from BHP.

•	Complaints and grievance mechanisms were in place across all our operated assets.

•
103 community complaints (four classified as grievances
(
1
)
) were received globally across our operated assets. While this was a 10 per cent decrease in community complaints compared to FY2020, we are revising our approach to reporting to ensure we capture and record all concerns, complaints and grievances received through our community engagement channels.

•	No significant community incidents were recorded, meeting our five-year public target of no significant community events between FY2017 and FY2022. (2)

•	No artisanal or small-scale mining on or adjacent to our operations was reported.
As part of our commitment to respecting human rights, we recognise water access, sanitation and hygiene as fundamental human rights and acknowledge traditional, spiritual and cultural connections to water. Engaging with communities on water challenges is a component of our water stewardship work outlined in our Water Stewardship Position Statement. In FY2021, we sought to strengthen our engagement with stakeholders on water-related threats and opportunities at the community and catchment levels through the commencement of Water Resource Situation Analysis projects, to identify the shared water challenges and collective action opportunities across the catchment.
More information on community is available at bhp.com/community.

(1)	An event or community complaint relating to an adverse impact/event that has escalated to the point where a third-party intervention or adjudication is required to resolve it.

(2)
A significant event resulting from BHP operated activities is one with an actual severity rating of four or above, based on our internal severity rating scale (tiered from one to five by increasing severity) as defined in our mandatory minimum performance requirements for risk management.

1.13.9    Human rights
We are committed to respecting internationally recognised human rights as set out in the Universal Declaration on Human Rights and the Voluntary Principles on Security and Human Rights, and operating in a way that is consistent with the UN Guiding Principles on Business and Human Rights and the UNGC Ten Principles.
Our commitments are implemented through
Our Charter
values,
Our Code of Conduct
, the Human Rights Policy Statement (HRPS) and the
Our Requirements
standards. We seek to meet those commitments through policies and processes, due diligence activities, training and by monitoring activities that may have human rights impacts.
BHP’s HRPS sets out our expectations of our people, business partners and other relevant parties to respect human rights. In FY2021, our annual review of the HRPS identified two areas in which stakeholders are seeking greater transparency and a more explicit commitment:

•
labour rights, specifically to operate consistently with the terms of the International Labor Organization (ILO) Declaration on Fundamental Principles and Rights at Work, including the four core labour standards

•	human rights requirements of the Global Industry Standard on Tailings Management
The HRPS was updated to reflect these commitments and has been endorsed by relevant members of our Executive Leadership Team. It is available at bhp.com.
In FY2021:

•	A total of 610 employees completed human rights training, (1) including teams across Corporate Affairs and Commercial functions. The training is publicly available at bhp.com.

•	Our human rights impact assessment (HRIA) pilot project was finalised resulting in a globally consistent methodology for HRIAs to be applied across our operated assets.

•
HRIAs were conducted by an external consultant across Minerals Australia and Minerals Americas, with self-assessments conducted at each of these operated assets. A HRIA was also conducted for the Jansen Potash Project in Canada. The
Our Requirements
standards require operated assets to complete a HRIA at least every three years and review whenever there are changes that may affect the impact profile.

•	No resettlements or physical or economic displacement of families or communities occurred as a result of the activities of our operated assets.
In Australia, the most salient human rights related risks reported in the HRIA include sexual assault and sexual harassment, mental health, and fair and equitable treatment (for example, discrimination, inclusion and diversity and equal pay for equal work). These findings align with responses to existing risks currently managed across our business through measures including the introduction of a sexual assault and sexual harassment support line, our ongoing focus on mental health and our commitment to inclusion and diversity. Human rights related risks to communities, including those related to the environment, Indigenous peoples and access to remedy, were also identified. The most salient human rights related risks reported in the HRIA for Chile were access to remedy for employees and contractors, fair and equitable treatment, occupational health and safety, access to remedy for communities where we operate, water and the impacts of
COVID-19.
Additional human rights risks relating to security, cumulative impacts on communities and working conditions were identified across our operated assets in Chile.
The outcomes of the HRIA pilot are expected to strengthen our approach to managing and monitoring human rights related risks. In FY2022, our operated assets and functions intend to use a risk-based approach to determine when a HRIA needs to be reviewed or conducted. Results of the HRIAs are also expected to be better integrated into our existing risk assessment processes to enhance our understanding of the full spectrum of identified risks, and where required, develop additional controls. Social value assessments are intended to include HRIA results to ensure our operated assets have a deep understanding of their operating context and external environment as inputs into their business planning.

(1)	The number of employees trained has been annualised using data from a 10-month period, July to April, to determine a total for the year.

During FY2021, we reviewed the risk of an actual or perceived failure to prevent or mitigate an adverse human rights impact linked to our supply chain (directly or indirectly), including maritime activities. We continued to focus on embedding and building the maturity of our supply chain due diligence program taking a risk-based approach to assessing potential human rights breaches by our suppliers, including extended due diligence for high or very high risk suppliers based on our initial risk rating processes.
In FY2021, we started to align our supply chain due diligence with the OECD Due Diligence Guidance on Conflict-Affected and High Risk Areas. This work is to be completed by the end of FY2022 with an update on alignment activities planned for inclusion in our FY2022 Modern Slavery Statement.
Modern slavery
Our Modern Slavery Statement FY2021, prepared under the UK Modern Slavery Act (2015) and the Australian Modern Slavery Act (2018), is available at bhp.com.
More information on our approach to human rights is available at bhp.com/humanrights.
1.13.10    Indigenous peoples
We respect the rights of Indigenous peoples and acknowledge their right to maintain their culture, identity, traditions and customs. We also recognise the significant contribution Indigenous peoples make to national and international economic prosperity brought about by mining.
Many of our operated assets around the world are located on or near the traditional lands of Indigenous peoples. We believe this establishes a fundamental relationship with Indigenous peoples who are critical partners and, in many jurisdictions, rights-holders under law. As global events of the past 18 months have reinforced, the continued success of BHP and the industry more broadly is dependent on having strong and trusting relationships with Indigenous peoples.
In FY2021, we established a new global Indigenous Engagement team to lead Indigenous engagement, agreement-making and advocacy to enhance our focus on our engagement with Indigenous peoples. We also continued our focus on cultural heritage management practices. Our Cultural Heritage team has enhanced our systems and processes to ensure operational decision-making is informed by the most up to date heritage information. This program of work commenced with enhancements to Western Australia Iron Ore’s cultural heritage databases and information systems, enabling us to better integrate cultural heritage considerations into our mine planning processes. As a result, we can better understand and engage with Traditional Owners on cultural heritage sites that may be impacted by our activities earlier in the planning process. A staged rollout across Minerals Australia will continue in FY2022, with relevant lessons to be applied beyond Australia.
We further strengthened our engagement with Traditional Owners and other representative Indigenous bodies during the year. This includes the introduction of a set of Principles on Cultural Heritage in Australia agreed with the First Nations Heritage Protection Alliance. The Principles are jointly developed to guide and inform BHP’s approach to Indigenous cultural heritage in Australia. The Principles represent an important, further contribution to BHP’s commitments in relation to Indigenous peoples, agreement-making and cultural heritage and will apply in addition to the existing requirements in relation to Indigenous engagement and cultural heritage set out in BHP’s agreements with Traditional Owners.
Beyond cultural heritage engagement, we implement Regional Indigenous Peoples Plans, which set expectations for our relationships with Indigenous peoples across our operated assets. We believe we are well positioned to bring economic participation opportunities to Indigenous communities where we operate and through these plans, we articulate our approach to agreement-making, Indigenous procurement, employment and social investment, which are core components of our Indigenous Peoples Strategy.
Our efforts are complementary to the BHP Foundation’s global programs supporting Indigenous peoples. These include the landmark ‘10 Deserts’ project in Australia that has enabled and supported Indigenous land management activities across 35 per cent of the Australian landmass, and similar projects supporting Indigenous peoples’ participation in the management and protection of traditional lands in the Boreal Forest of Canada and the Peruvian Amazon.

Minerals Australia
There has been broad support and wide-ranging community efforts to further strengthen the laws, policies and practices regulating how Aboriginal and Torres Strait Islander cultural heritage values are managed in Australia.
We participated in the Joint Standing Committee on Northern Australia’s inquiry into matters relevant to the Juukan Gorge events in the Pilbara region of Western Australia. The Committee’s Terms of Reference include considering the effectiveness and adequacy of state and federal laws in relation to Aboriginal and Torres Strait Islander cultural heritage in each jurisdiction. In December 2020, the Committee released its Interim Report with recommendations calling for stronger cultural heritage protection legislation and noting the Western Australian Government is in the process of progressing heritage law reform.
Consultation with Aboriginal people, industry representatives, heritage professionals and the broader community on Western Australia’s Aboriginal Cultural Heritage Bill 2020 (WA) concluded in FY2021. The passage of new legislation remains subject to parliamentary processes.
A Heritage Advisory Council comprising Banjima Elders and senior BHP representatives has been established to provide input into mine planning at South Flank. The Council has convened on several occasions and is a vital forum for ongoing high-level dialogue on important cultural heritage and related matters. This Council and corresponding forums seek to enable a critical exchange for appropriate understanding and management of cultural heritage so concerns can be raised and addressed.
In January 2021, as part of routine monitoring at Mining Area C in the Pilbara region of Western Australia, we identified a rock fall at a registered Banjima heritage site. Since that time, we have been working closely with the Banjima community, via an independent investigation conducted by a team of external experts, to understand how the rock fall occurred. The key findings of the investigation will be released publicly. We continue to be committed to working in partnership with the Banjima community to responsibly manage heritage and further strengthen our processes as we learn from this event.
Upholding our commitment to Australian Indigenous peoples requires Group-wide awareness and commitment. In FY2021:

•
We developed an Australian Indigenous Cultural Respect Framework, including developing a package of additional Aboriginal and Torres Strait Islander training and awareness sessions targeted at our leaders and employees, which is intended to be delivered in partnership with Traditional Owner groups where possible. Elements of the framework were delivered in FY2021, with further rollouts scheduled for FY2022.

•
We provided a submission to the Australian Government’s Indigenous Voice co-design
consultation process outlining support for Aboriginal and Torres Strait Islander people to have a greater voice on the laws, policies and services that impact them, their communities and their lives. This submission is consistent with our broader support for the Uluru Statement from the Heart. The Uluru Statement calls for meaningful structural reforms designed to enable a new relationship between First Nations and the Australian nation based on justice and self-determination.

•
BMC and the Barada Barna people negotiated an Indigenous Land Use Agreement to provide BMC with consents for past, current and future acts associated with the South Walker Creek mine and deliver a comprehensive benefits package for immediate and intergenerational benefits to the Barada Barna people. In conjunction, a Cultural Heritage Management Plan was agreed, providing for the protection and appropriate management of Aboriginal cultural heritage at the mine. Further work is underway with the Widi people in relation to shared country at South Walker Creek.

In FY2021, Minerals Australia saw a 17 per cent increase, to A$114.6 million, in our direct spend with Indigenous businesses across our operated assets as compared to FY2020 levels. Of this A$48.4 million was with BHP Considered Traditional Owner Businesses.
(
1
)
Compared to FY2020 levels, we also increased the number of Indigenous businesses we directly procure from by 35 per cent.

(1)
Suppliers that have any ownership by a Traditional Owner(s) from one of the language groups in which BHP operates or as defined in an Indigenous Land Use Agreement or other formal agreement, providing a minimum overall Indigenous ownership of 50 per cent exists.

Minerals Americas
In line with our Indigenous Peoples Plan for South America, we seek to work closely with the communities where we operate to make a positive contribution, including through key agreement-making with local communities. We reviewed our cultural heritage risks in FY2021 and are continuing work to improve our processes for the management of cultural heritage across all our activities and supporting the work being undertaken by our non-operated
joint ventures where we have the opportunity to do so. We established a permanent Minerals Americas Indigenous Engagement team to enhance our work and have sought to use our Indigenous peoples global working group to better ensure alignment and sharing of leading practices.
In Chile, our operated asset Escondida, the Attorney General’s Office, the Peine Atacamanian Indigenous community and the Council of Atacamanian Peoples recently entered into an agreement to improve the environmental sustainability of the Salar de Punta Negra following the settlement of a legal claim. For more information, refer to section 1.13.13.
During FY2021, we refreshed most of our Opportunity Agreements with our Jansen Potash Project Indigenous partners in Canada. In December 2020, we signed our first Opportunity Agreement with the George Gordon First Nation. The refresh of two remaining Opportunity Agreements is expected to be completed in FY2022.
Non-operated
joint ventures – Resolution
Resolution Copper Mining is jointly owned by Rio Tinto (55 per cent) and BHP (45 per cent) and managed by Rio Tinto. In January 2021, the Final Environmental Impact Statement (FEIS) was published, part of an independent governmental, social and environmental assessment and licensing process led by the United States Forest Service (USFS) under the National Environmental Policy Act. In March 2021, the US Department of Agriculture directed the USFS to rescind the FEIS.
We recognise the Resolution Copper project area includes sites of cultural significance for Native American Tribes and their members. Resolution Copper Mining has indicated it intends to continue to engage in the regulatory processes determined by the United States Government and has publicly stated its commitment to ongoing engagement with Native American Tribes. Resolution Copper is working to seek consent before any decision is made on the development of the project, consistent with the ICMM Position Statement on Indigenous Peoples and Mining.
(
1
)
We are monitoring and supporting Resolution Copper Mining’s engagement with Native American Tribes through ongoing good-faith dialogue.
Our funding decisions in relation to Resolution Copper will be contingent upon the project satisfying commercial considerations and alignment with our values, policies and practices concerning the rights of Indigenous peoples.
More information on Indigenous peoples is available at bhp.com/indigenous.
1.13.11    Social investment
Social investment is a tool in our overall approach to create social value and contribute to the resilience of communities and the environment, in line with our broader business priorities. Our long-standing commitment is to invest not less than 1 per cent of pre-tax
profits
(
2
)
in voluntary social and environmental initiatives.
In FY2021, our voluntary social investment totalled US$174.84 million, an increase of 17 per cent compared with FY2020. This investment consisted of US$100.41 million in direct community development and environmental projects and donations, US$7.96 million equity share to non-operated
joint venture social investment programs and a US$50 million donation to the BHP Foundation and US$2.08 million under the Matched Giving Program. Administrative costs
(
3
)
to facilitate direct social investment activities totalled US$12.53 million and US$1.86 million supported the operations of the BHP Foundation. The BHP Foundation is a charitable organisation established and funded by BHP that addresses some of the world’s most critical sustainable development challenges relevant to the resources sector. The Foundation partners with NGO’s and international institutions to drive systemic change. For example, its partnership with the NGO Open Contracting Partnership has led to reforms in public procurement in Colombia resulting in improved school meals for 700,000 children; and in Chile where open contracting reforms contributed to a reduction in the cost of medicines, improved citizen access to affordable healthcare and resulted in government savings of an estimated US$9 million. More information is available at bhp.com/foundation.

(1)	http://www.icmm.com/en-gb/about-us/member-requirements/position-statements/indigenous-peoples.

(2)	Our voluntary social investment is calculated as 1 per cent of the average of the previous three years’ pre-tax profit.

(3)
The direct costs associated with implementing social investment activities, including labour, travel, research and development, communications and costs to facilitate the operation of the BHP Foundation.

Social Investment Framework
Theme	Aim	FY2021
Future of work	We aim to enhance human capability and social inclusion through education and vocational training and skills development.
•   Through our support, approximately 19,000 people completed education or training courses in digital, technology, leadership and/or problem-solving initiatives. Over 9,750 of these participants were Indigenous people and 6,187 were female.

•   313 education institutions aligned course content to business needs in order to better prepare participants for future work readiness.

•   1,559 participants found paid employment following completion of their training.

Future of environment	We aim to contribute to environmental resilience through biodiversity conservation, ecosystem restoration, water stewardship and climate change mitigation and adaptation.
•   We made 29 investments in nature-based solutions.

•   Contributed to improved management of approximately 13 million hectares.

•   75 scientific or thought leadership papers or specific knowledge sharing events were supported.

Future of communities	We aim to contribute to the understanding, development and sustainable use of resources to support communities to be more adaptive and resilient.
•   836 organisations enhanced internal capability to support efficient and sustainable communities.

•   505 organisations planned or delivered initiatives that increase/improve infrastructure, use of technology and/or use of resources that enhance community resilience, including 68 initiatives specific to Indigenous peoples.

In March 2020, we established the Vital Resources Fund (VRF) with a commitment of A$50 million to support response and recovery efforts associated with the impact of the
COVID-19
pandemic. Since that time, the funds have been invested to address immediate community need, support remote Indigenous communities and complement government investment as well as supporting the pandemic recovery phase to meet emerging needs and impacts across the key areas of employment and training, technology and wellbeing. Over 850,000 people have so far directly benefited from the donations and more than one-third
of funding was invested specifically to support Indigenous communities.
More information on the VRF, including a case study and other initiatives to support communities where we operate that are experiencing the impact of
COVID-19,
is available at bhp.com.
Supporting local economic growth
To support the growth of local communities we aim to source and promote locally available products and services as an important part of our external expenditure. Our operated assets develop local procurement plans designed to identify opportunities for local suppliers, including small businesses, to deliver capacity building and employment.
In FY2021, 13 per cent of our external expenditure of US$16.9 billion was with local suppliers with an additional 83 per cent of our expenditure made within the regions where we operate, while 4 per cent was from suppliers external to the home country of operation. Of the US$16.9 billion paid to more than 9,000 suppliers across the globe, US$2.1 billion was paid to local suppliers in the communities where we operate.
Our expenditure with local suppliers in FY2021 was primarily in Chile (17 per cent), Australia (12 per cent), the United States (8 per cent) and Trinidad and Tobago (1 per cent). These percentages are of our total external expenditure.
More information on social investment is available at bhp.com/socialinvestment.

1.13.12    Environment
We are committed to minimising our adverse environmental impacts. Our operations and growth strategy depend on obtaining and maintaining the right to access environmental resources. However, with growing pressure on, and competition for these resources, and with climate change amplifying certain sensitivities of our natural systems, our environmental performance and management of our environmental impacts on the communities where we operate are critical to creating social value.
At every stage in the life cycle of our operated assets, we seek to avoid, minimise and mitigate our adverse environmental impacts in line with our defined risk appetite. We recognise our activities have an environmental footprint and commit to making voluntary contributions to support environmental resilience across the regions where we operate. Our Group-wide approach to environmental management is set out in the
Our Requirements
 for Environment and Climate Change
standard and our mandatory minimum performance requirements for risk management. These standards have been designed taking account of the ISO management system requirements, including ISO14001 for Environmental Management, and set the basis for how we manage risk, including realising opportunities, to achieve our environmental objectives.
The
Our Requirements for Environment and Climate Change
standard requires us to take an integrated, risk-based approach to managing any actual or reasonably foreseeable operational impacts (direct, indirect and cumulative) on land, biodiversity, water and air. This includes establishing and implementing environmental risk monitoring and review practices throughout our business planning and project evaluation cycles. In addition to the broader environment-specific components, the standard includes climate change related requirements for our operated assets.
To support continuous improvement, each of our operated assets is required to have an Environmental Management System (EMS) that aligns with ISO14001 standards and set target environmental outcomes for land, biodiversity, air and water resources that are consistent with the assessed risks and potential impacts. Target environmental outcomes are included in the life of asset plan and approved by the relevant Asset President or equivalent. We verify our EMS by ISO14001 certification (for sites currently holding ISO14001 certification) or through our internal assurance processes.
More information on our environmental approach, the
Our Requirements for Environment and Climate Change
standard, and our environmental management and governance processes is available at bhp.com/sustainability.
Contributing to a resilient environment
Biodiversity is essential to maintain healthy ecosystems and the clean air, water and productive landscapes and seascapes we all need to survive and thrive. We are seeing an increasing societal focus on the urgent need to reverse current trends in biodiversity loss, and as a global resources company, we acknowledge we have a role to play in contributing to environmental resilience. We do this through our social investment strategy and our work with strategic partners and communities.
Our work with strategic partners, including Conservation International, and local communities is focused on contributing to enduring environmental and social benefits through biodiversity conservation and ecosystem restoration, water stewardship and climate change mitigation and adaptation. Our preference is to invest in projects that contribute to cultural, economic and community benefits in addition to environmental resilience. Since FY2011, we have invested more than US$85 million in environmental resilience initiatives.
More information on the environment and our environmental projects is available at bhp.com/environment.
Our focus on environmental resilience is complementary to the work of the BHP Foundation.
More information is available at bhp.com/foundation.

1.13.13    Water
Access to safe, clean water is a basic human right and essential to maintaining healthy ecosystems. Water is also integral to what we do and we cannot operate without it. In FY2017, we adopted a Water Stewardship Strategy to improve our management of water, increase transparency and contribute to the resolution of shared water challenges. Our Water Stewardship Position Statement was developed in FY2019 and outlines our 2030 vision.
More information is available at bhp.com/water.
We recognise our responsibility to effectively manage our interactions with and minimise our adverse impacts on water resources. Effective water stewardship begins within our operations. We use water in a number of ways, including but not limited to: extracting it for ore processing and to access ore; dust suppression; processing mine tailings; providing drinking water and sanitation facilities; and using marine water for desalination. By improving water management and stewardship within our operations, we can more credibly collaborate with others to find solutions for water challenges and opportunities, including water scarcity or high variability in water supply. We work to identify and assess opportunities to reduce stress on water resources as a result of our operations and implement actions where appropriate.
Key opportunities identified during FY2020 and FY2021 included working with stakeholders to identify shared water challenges through Water Resource Situation Analysis (WRSAs) and ongoing engagements and adoption of new water technologies. The outcomes of the WRSAs will be publicly available to support continued collaboration between stakeholders who share the same water resources we use in our operations.
During FY2021, we focused on better understanding our catchment-level risks, developing long-term water strategies at our operated assets and setting performance standards for operational water related risk. We also commenced a pilot program focused on catchment-level WRSAs to inform development of new public context-based water targets for our operated assets.
We have made progress on our current public target for water. In FY2017, we announced a five-year water target of reducing FY2022 freshwater withdrawal
(1)
by 15 per cent from FY2017 levels
(2)
across our operated assets. In FY2021, freshwater withdrawal decreased by 11 per cent (113,444 megalitres compared to 126,997 megalitres in FY2020). Our FY2021 result also represents a 27 per cent reduction on the adjusted FY2017 baseline, exceeding our 15 per cent reduction target. Progress on the target is primarily due to ongoing reduction of groundwater withdrawal over the last five years, and from the cessation of groundwater withdrawal for operational water consumption from the Salar Punta Negra and Monturaqui aquifers at Escondida in December. We remain on track to sustain reductions and meet the 15 per cent reduction target by the end of FY2022.
Our global freshwater withdrawals from FY2017 to FY2021 are shown in the chart below.

(1)
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

(2)
The FY2017 baseline data has been adjusted to account for: the materiality of the strike affecting water withdrawals at Escondida in FY2017 and improvements to water balance methodologies at WAIO, BMA and BMC and exclusion of hypersaline, wastewater, entrainment, supplies from desalination and Discontinued operations (Onshore US assets) in FY2019 and FY2020.

All water performance data presented in this Annual Report is from operated assets during FY2021. We report on the water metrics, risks and management, as described in section 4.8, in the ICMM ‘A Practical Guide to Consistent Water Reporting’ (ICMM guidance), and the Minerals Council of Australia’s Water Accounting Framework (WAF). Generally, these align with the reporting requirements documented in the GRI Standards and the CEO Water Mandate. Currently, water withdrawal data reported is considered to be at a high accuracy level based on WAF determination. This is predominately driven by a high degree of accurately measured water withdrawal quantity data at our Escondida desalination facility which represents just over half of our water withdrawal volumes. For more information about water accounting, including accuracy levels with respect to our discharge volumes and water data quality, refer to bhp.com/water.
In FY2021, we began to report on water volumes for those operated assets classed by the WWF Water Risk Filter
(1)
as being located in high or extremely high water stress areas. The disclosure of water data in high-stress areas is required by numerous reporting frameworks, including the draft updated ICMM guidance.
BHP has a commitment to contribute to improved mining sector water reporting through strengthened ICMM guidance, aligned with GRI requirements. In FY2021 we collated information on change in water storage as described in the revised ICMM Water Reporting Guidance and used it to support further assessment of the validity of assumptions underpinning asset water models and water balances. Water modelling contains a degree of uncertainty due to inclusion of estimates and assumptions. The collation of information to inform reporting of change in water storage has identified areas for improvement in the estimated and simulated data within the water models as currently used at our Coal assets. We intend to undertake work during FY2022 to assess underlying assumptions in an effort to improve the water modelling at those assets, as well as further maturing the measurement of changes in water storage across the Group. For this reason, we have not included change in water storage data in our reporting for FY2021.
We seek to minimise our withdrawal of high-quality fresh water. Seawater continues to be our largest source of water withdrawal, representing more than half of total withdrawals, predominantly for desalination at Escondida and use of seawater in our Petroleum operated assets. Groundwater is our most significant freshwater source, at close to one-quarter
of total water withdrawals. In FY2021, approximately 80 per cent of our water withdrawals consisted of water classified as low quality. The definitions for water quality types are provided in section 4.11.4 and a detailed description is available in section 2.4 of the WAF.

(1)	https://waterriskfilter.panda.org/.

Beyond our operational activities, we have committed to engaging across communities, government, business and civil society with the aim of catalysing actions to improve water governance, increase recognition of water’s diverse values and advance sustainable solutions. We continue to collaborate with the CEO Water Mandate to support harmonisation of water accounting standards as part of our commitment to strengthen transparency and collaboration across all sectors for improved water governance.
In the context of an environmental damage lawsuit in relation to the Salar de Punta Negra (SPN), Escondida, the Attorney General Office, the Indigenous Community of Peine and the Council of Atacamanian Peoples reached an environmental agreement that considers the implementation of a long-term environmental management plan, as well as a series of compensation and repair measures. A participatory governance arrangement, comprising representatives of all the involved parties, will work together for the implementation of the plan. Escondida stopped extracting water in SPN in 2017 and then completely ceased the use of groundwater from the SPN and Monturaqui Andean aquifers in December 2019 (with small quantities of groundwater extracted for pit dewatering to allow safe mining). We remain on track to sustain reductions and meet the 15 per cent reduction target by the end of FY2022.
Following a court ruling regarding Cerro Colorado’s main environmental licence in January 2021, the Chilean Environmental Authority is
re-evaluating
the licence conditions permitting Cerro Colorado to extract water from the Lagunillas aquifer, and is carrying out a consultation process with an Indigenous community to assess potential environmental impacts.
In August 2021 an individual commenced a legal action through the First Environmental Court of Antofagasta (Court) that alleges Cerro Colorado’s water extraction from the Lagunillas aquifer has caused damage to the Lagunillas aquifer, the Huantija lagoon, and nearby wetlands. The Court granted an injunction requiring Cerro Colorado to suspend water extraction from the Lagunillas aquifer commencing on 1 October 2021 for a period of 90 days which may be extended. Cerro Colorado is evaluating its legal and operational options.
For more information on our approach to water stewardship, progress against our water strategy, water performance in FY2021 and case studies on activities we are taking to progress towards meeting our water stewardship vision, refer to bhp.com/water.
1.13.14    Land and biodiversity
The nature of our activities means we have a significant responsibility for land and biodiversity management. We own or manage more than 8 million hectares of land and sea; however, only 2 per cent is disturbed (physical or chemical alteration that substantially disrupts the pre-existing
habitats and land cover) for our operational activities.
At each of our operated assets, we look to manage threats and realise opportunities to achieve our environmental objectives. We apply the mitigation hierarchy (avoid, mitigate, rehabilitate and, where appropriate, apply compensatory measures) to any potential or residual adverse impacts on marine or terrestrial ecosystems.
We respect legally designated protected areas and commit to avoiding areas or activities where we consider the environmental risk is outside our risk appetite. As part of our commitments:

•	We do not explore or extract resources within the boundaries of World Heritage listed properties.

•
We do not explore or extract resources adjacent to World Heritage listed properties, unless the proposed activity is compatible with the outstanding universal values for which the World Heritage property is listed.

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
Our operated assets are required to have plans and processes that reflect local biodiversity risks and regulatory requirements. In FY2021, we prepared internal guidance on biodiversity-related elements of the
Our Requirements for Environment and Climate Change
standard to support more consistent interpretation and application of those standards at our operated assets. We have a five-year target to improve marine and terrestrial biodiversity outcomes by developing a framework by the end of FY2022. This will enable us to better monitor the impacts of our activities on biodiversity and to avoid, reduce and offset adverse impacts in a coordinated way.

Development of the framework started in FY2018 and we are progressing this work with Conservation International and Proteus, a voluntary partnership between the UN Environment Programme World Conservation Monitoring Centre (UNEP WCMC) and 12 extractive industry companies. During FY2021, we assessed all our operated assets using an early stage methodology developed by UNEP WCMC and developed a prototype scorecard based on this methodology to test and refine how we track biodiversity status and trends at our operated assets. The framework will be used to track achievement of our long-term biodiversity goal: that by FY2030, we will have made a measurable contribution to the conservation, restoration and sustainable use of marine and terrestrial ecosystems in all regions where we operate in line with UNSDGs 14 and 15.
More information on our approach to biodiversity and land management and current performance, including operated assets owned, leased, managed in or adjacent to protected areas and areas of high biodiversity value outside protected areas is available at bhp.com/biodiversity.
Closure
We recognise the potentially significant social, environmental and financial risks associated with future closure of our operations. We seek to integrate closure into our planning, decision-making and operations through the entire life cycle of our operated assets.
As a global leader in the development of natural resources, we have a responsibility to demonstrate a planned and purposeful approach to closure through the life cycle of our operated assets. This process requires the consideration of risks, threats and opportunities for the communities and environment in which we operate, as well as our workforce and shareholder value. It drives towards optimised closure outcomes for our sites by balancing our values, obligations, safety, costs and the expectations of external stakeholders to enable an outcome that involves one or a combination of alternative land uses, ongoing management, relinquishment or responsible divestment.
Each of our operations (whether projects, producing, in care and maintenance or a closed site) must have a closure management plan, documenting the implementation of the closure management process. This process includes collating relevant knowledge and data, undertaking risk and opportunity assessments, framing and comparing alternative closure options, and selecting the optimised closure outcomes. Closure management plans are required to be supported by stakeholder engagement across the life cycle of the site, and should balance business and stakeholder needs while meeting the following objectives:

•	comply with legal requirements and obligations, and our mandatory minimum performance requirements for closure

•	achieve safe and stable outcomes and meet approved environment outcomes

•	manage pre and post-closure risks (including opportunities)

•	progressively reduce obligations, including progressive closure of the area disturbed by our operational footprint

•	manage and optimise closure costs
Closure management plans are also required to include long-term monitoring to verify any controls implemented to manage closure risks and seek to realise opportunities throughout the life of our operations, including closure and post-closure, are effective, and that performance standards are achieved and maintained after operations cease.
Progressive closure of areas no longer required for operational purposes is included in our closure management plans and integrated into operational plans. Our closure management plans are regularly reviewed to reflect updated asset planning and include current knowledge obtained from onsite experience, locally, across our business and globally across the industry.
Information about our financial provision related to closure and rehabilitation liabilities is available in note 15 ‘Closure and rehabilitation provisions’ in section 3.
We report annually on the status of land disturbance and rehabilitation.
More information on our approach to closure is available at bhp.com/sustainability/closure.

1.13.15    Tailings storage facilities
Ensuring the integrity of our tailings storage facilities (TSFs) is a primary focus across our business. Our aspiration is to achieve zero harm from tailings and we will continue to work with others and share our progress in an effort to make this a reality.
In 2015, after the tragic failure of the Fundão dam at Samarco BHP initiated a Dam Risk Review to assess the management of major TSFs. The catastrophic failure of the Brumadinho dam at Vale’s operation in Brazil in January 2019 further strengthened our resolve to reduce tailings failure risk. For information about the Samarco tragedy and our progress with the response, refer to section 1.15.
In CY2019 we created a Tailings Taskforce (TTF) team reporting to the Executive Leadership Team and the Board’s Sustainability Committee. The TTF, accountable for accelerating our short-, medium- and long-term strategies and embedding leading practice, was integrated into the Resource Centre of Excellence at the end of FY2021 to create a permanent Tailings Excellence team.
Governance
In FY2021, we further strengthened the governance and assurance of our operated TSFs. We updated our mandatory minimum performance requirements for the effective management of TSF failure risks, aligning our internal requirements to the Global Industry Standard on Tailings Management (GISTM). This is intended to ensure our technical TSF and cross-functional guidance is consistent with the GISTM and the requirements are embedded across the business. Our focus is on gap assessments against the GISTM, completing corporate, asset and
TSF-level
evaluations to inform our implementation planning towards conformance within the timelines outlined by the ICMM. A BHP Tailings Storage Facility Policy Statement has been published on our website, outlining our Board of Directors’ commitment to the safe management of TSFs, emergency preparedness and response, recovery in the event of a failure and transparency. We also defined our Accountable Executive (AE) positions, who are direct reports of the BHP Chief Executive Officer and answerable to the BHP Board’s Sustainability Committee in conformance with GISTM requirements. The AE roles include an AE accountable for the companywide TSF governance framework, and AEs accountable for the safety of TSFs, tasked with avoiding or minimising the potential environmental and social impacts of a TSF failure, tailings management training and emergency preparedness and response. Their responsibilities will include having regular communication with TSF operational and technical employees.
In FY2021, we continued to progress work on TSF failure risk management. We completed the independent reviews of TSF failure risks across our operations with findings incorporated into risk remediation plans. These reviews partner leading industry experts with our technical leads to review and enhance our global tailings governance framework. The process is in addition to other governance activities, including Dam Safety Reviews, Independent Tailings Review Boards and project specific Independent Peer Reviews. Key risk indicators (KRIs) set by management help to monitor the performance in dam integrity and design, overtopping/flood management and emergency response planning. These KRIs have been updated to align to the GISTM.
We engaged in a partnership with Rio Tinto and the University of Western Australia to support the Future Tails Initiative, focused on training, education, research and best-practice guides in the tailings management space. This is a major step towards supporting safe stewardship of TSFs for the industry and we intend to continue this collaboration to build capacity and knowledge within the industry.
Strategy
Our short-term strategy continues to focus on improving KRI performance in line with defined targets. We are completing studies at all our operated assets focused on reducing and mitigating potential downstream impacts particularly to populations at risk (PAR). Most assets have completed these studies resulting in a diverse range of options to reduce the PAR exposure at our TSF sites or mitigate TSF failure risk. In some cases, we have elected to proactively eliminate the risk of catastrophic failure. For example, we have relocated a TSF at a Legacy Asset (an operated asset, or part thereof, located in the Americas that is in the closure phase) site in Miami, Arizona, to a nearby depression on the interior of the mine site which is expected to eliminate the risk of failure to people in the potential impact zone.
Our medium- and long-term strategies focus on the development of technologies to improve tailings management storage, which we believe are important in our aspiration of zero harm from tailings. Asset-specific strategies have been developed for all of our operated and legacy assets and seek long-term alternative tailings solutions. In addition, while our non-operated
joint ventures (NOJVs) are independently controlled and have their own operating and management standards, we encourage NOJVs to consider long-term alternative tailings solutions as an option in asset planning.

Transparency
We fully support the GISTM and are working towards implementation at our sites. We have prioritised and actioned a phased disclosure approach to support our journey towards conformance, starting with an update to our previously published Church of England Disclosure. We have contributed to improvements in tailings storage management across the mining industry, including through the ICMM Tailings Working Group. We are participants in other tailings working groups globally, including those associated with the Canadian Dam Association, Australian National Committee on Large Dams, Australasian Institute of Mining and Metallurgy, Minerals Council of Australia, Society for Mining, Metallurgy and Exploration, and Fundación Chile. We have continued to participate in the Investor Mining and Tailings Safety Initiative, an
investor-led
engagement convening institutional investors active in extractive industries, including major asset owners and asset managers.
Operated and
non-operated
tailings portfolio
The classifications described in this Annual Report align to the Canadian Dam Association (CDA) classification system. It is important to note the TSF classification is one element of TSF risk management, but does not represent risk itself. It reflects the modelled, hypothetical most significant possible failure and consequences without controls. It does not reflect the current physical stability of the TSF and it is possible for TSF classifications to change over time, for example, following changes to the operating context of a dam. As such, this data represents the status of the portfolio as at 30 June 2021. The TSF classification informs the design, surveillance and review components of risk management. Therefore, TSFs with a higher-level classification will have more rigorous requirements than TSFs that have a lower level of classification.

In total, there are 72 TSFs
(1)
at our operated assets, 29 of which are of upstream design. Of the 72 operated facilities, three are classified as extreme and a further 17 classified as very high. Fourteen of our operated facilities are active. A substantial portion of our inactive portfolio (58) at our assets is due largely to the number of historic tailings facilities associated with our North American legacy assets portfolio. Further detail of the risk reduction work underway for high consequence classification facilities is provided above in the Strategy and Governance sections and online in our case studies.
There are 12 TSFs at our
non-operated
joint ventures, which are all located in the Americas. The four active tailings facilities are located in Antamina in Peru, which is of downstream construction, Patilla Norte Pit, an in-pit
TSF and two TSFs at Samarco in Brazil, Alegria Sul TSF, which is co-mingled
dry stack, and Alegria Sul Pit, an
in-pit
TSF. In addition, there are eight inactive facilities. These comprise of two upstream facilities at Samarco (Germano) in Brazil being decommissioned following the February 2019 rulings by the Brazilian Government on upstream dams in Brazil; three upstream inactive facilities and one inactive modified centreline facility at Resolution Copper in the United States; one downstream inactive facility at Bullmoose in Canada and one inactive downstream facility, Cantor TSF, at Cerrejón in Colombia.

(1)
The number of tailings storage facilities (TSFs) is based on the definition agreed to by the ICMM Tailings Advisory Group at the original time of submission and expanded to align with the TSF definition established in the Global Industry Standard for Tailings Management (GISTM). An increase of five TSFs is reported since our Church of England submission in 2019 due to the updated BHP definition of TSF to align with the GISTM. We keep this definition under review.

(2)
The Island Copper tailing facility originally disclosed in our Church of England submission in 2019 for the purposes of transparency has been removed as it is not a dam nor considered a TSF under the GISTM definition of a TSF. Tailings at Island Copper were deposited in the ocean under an approved license and environmental impact assessment. This historic practice ceased in the 1990s. We have since committed not to dispose of mine waste rock or tailings in river or marine environments. We continue to conduct environmental effects monitoring.

(3)
The following classifications aligned to the CDA classification system. It is important to note that the classification is based on the modelled, hypothetical most significant failure mode and consequences possible without controls, and not on the current physical stability of the dam.

(4)	For the purposes of this chart, ANCOLD and other classifications have been converted to their CDA equivalent.

(5)
Hamburgo TSF at Escondida is an inactive facility where tailings were deposited into a natural depression. Hamburgo TSF is not considered a dam and is, therefore, not subject to CDA classification, the assessment to determine the GISTM classification will be completed in CY2021.

(6)	SP1/2 and SP3 TSF at NSWEC are inactive facilities which have been assessed to have no credible failure modes and are therefore shown as not having a CDA classification.

(7)	Seven TSFs are currently under assessment to determine their consequence classification.

(8)	“Other” includes dams with a raising method that combines upstream, downstream and centreline or are of in-pit design.

(9)	“Inactive” includes facilities not in operational use, under reclamation, reclaimed, closed and/or in post-closure care and maintenance.
More information on our management of TSFs and global governance strategy is available at bhp.com/tailings.
1.13.16    Independent Assurance Report to the Management and Directors of BHP Group Limited and BHP Group Plc (BHP)
Not required for US reporting.

1.14    Section 172 statement
We are committed to continuing to deliver strong value to shareholders and to growing value for other stakeholders who depend on and support BHP. We believe this focus will be a long-term source of competitive advantage. Our Directors communicate with stakeholder groups to understand their interests and priorities through various channels, including via direct engagement and delegated committees and forums.
The UK Companies Act 2006 (CA 2006) sets out a number of general duties that directors owe to the company, including the duty to promote the success of the company, while having regard to the factors, including stakeholder factors, set out in section 172(1)(a) to (f) of the CA 2006. Our Section 172 Statement sets out at a high-level how the Board considers the interests of a range of stakeholders in its discussions, decision-making and implementation of BHP’s strategy and purpose.
In addition, the Board considers the likely consequences of decisions in the long term and the importance of maintaining a reputation for high standards of business conduct. For more information on the Board’s decision-making process, refer to section 2.1.3.
Workforce
The Board uses a range of formal and informal communication channels and reporting methods to understand the views of the workforce. Key focus areas include health, safety and wellbeing matters, opportunities for career development and progression, as well as the Group’s culture and purpose. For more information, refer to sections 1.12 and 2.1.6.
How we engage and communicate

•
Direct engagement
– Directors hear from employees up to several levels below the CEO, at Board and Board Committee meetings, and at virtual and physical site visits. Issues raised by employees in these sessions have included the impact of
COVID-19
in relation to mental health and fatigue management (due to quarantine requirements), views on the effectiveness of health and safety initiatives, and engagement activities with local communities.

•
Webcasts
– webcasts are used by the CEO to deliver key messages to the workforce on topics such as financial results, strategy, health and safety performance, confirming our zero tolerance for sexual assault and sexual harassment and our
COVID-19
response; as well as for live Q&A and town hall sessions with members of management.

•
Engagement and Perception Survey (EPS) and Culture Dashboard
– these results provide insight to the Board on our culture and areas of focus, including where we are lagging in certain measures. The EPS survey was redesigned in FY2021 to include more targeted questions and a new survey platform to provide leaders with greater insight into the key metrics related to Safety, Engagement and Enablement, which were identified as critical foundations for our performance culture. For more information, refer to section 1.12.

•
EthicsPoint
– our
24-hour
speak-up
helpline enables employees and other stakeholders to raise matters of concern. This helps to ensure Board oversight of culture and management response to any alleged serious conduct contrary to
Our Charter
and
Our Code of Conduct.
For more information on EthicsPoint, refer to section 2.1.15.

Impact of our engagement on decision-making, strategy and purpose

•
Inclusion and diversity
– the Board considers and discusses progress against agreed inclusion and diversity objectives and endorses inclusion and diversity scorecard KPIs. For more information, refer to section 2.1.9.

•
Culture and capability
– the Board considers the capabilities and culture required for the effective execution of our strategy. These considerations are reflected in organisational structure decisions (including the design of our Executive Leadership Team, for example, the two new roles of Chief Technical Officer and the Chief Development Officer); as well as training, development and succession planning.

•
Mental and physical health and wellbeing
– feedback from the workforce is taken into consideration as part of health and wellbeing initiatives, such as the measures implemented in response to the
COVID-19
pandemic for people
on-site
and those working from home. Consistent with our focus on mental health within our business and recognising the particular challenges faced by the resources industry, BHP was a founding member of the Global Business Initiative for Workplace Mental Health. For more information, refer to section 1.13.5.

Community and government
We recognise mutually beneficial relationships with communities and governments are crucial to our strategy and building social value. Key focus areas include the Group’s economic and social contribution, Indigenous relations and our approach to sustainability and environmental matters. For more information, refer to section 1.13.
How we engage and communicate

•
Forum on Corporate Responsibility (FCR)
–
the Sustainability Committee and other members of the Board meet with members of the FCR, which comprises civil society leaders in various fields of sustainability, to discuss FCR members’ views on societal trends and how these may influence BHP’s emerging risks.

•	EthicsPoint – our 24-hour speak-up helpline can also be used by external stakeholders to raise matters of concern.

•
Cultural heritage practices
–
the Board and Sustainability Committee receive
updates on BHP’s cultural heritage management, including in relation to actions to enhance our systems, processes and capability. The Chair and CEO also engaged directly with the First Nations Heritage Protection Alliance. We are focused on continuing to develop our relationships with Traditional Owners, for example, in September 2020, we further strengthened our
20-year
partnership with the Banjima people in Western Australia through the establishment of the South Flank Heritage Advisory Council. This is intended to ensure ongoing high-level dialogue between us on important cultural heritage and other matters.

Impact of our engagement on decision-making, strategy and purpose

•
Relationships with Traditional Owners in Australia
– in FY2021, we established a new global Indigenous Engagement team to lead Indigenous engagement, agreement-making and advocacy to enhance our focus on our engagement with Indigenous peoples. For more information on the improvements to our systems and processes to reflect engagement with Traditional Owners, refer to section 1.13.10.

•
First Nations Heritage Protection Alliance
–
BHP and the First Nations Heritage Protection Alliance jointly designed a set of shared principles, which reaffirm BHP’s commitment to Free, Prior and Informed Consent in agreement-making. For more information, refer to section 1.13.10.

•
Social value
– we are embedding the consideration of
social value creation across BHP, including in relevant Group targets, policies and investment decision-making processes, as well as in planning cycles for our operated assets.

•
Social investment commitment
–
this is aligned with our broader business priorities and supports projects and provides donations with the primary purpose of contributing to the resilience of the communities and environment where we have a presence. For more information, refer to section 1.13.11.

•	Climate policy and other ESG issues – the Board takes into account community and expert external views, including the FCR, in considering climate policy and other ESG issues.
Investors
Part of the Board’s commitment to high-quality governance is expressed through the approach BHP takes to engaging and communicating with our investors. Key focus areas include the Group’s overall strategy, capital allocation, social value and our financial and operational performance. For more information, refer to section 2.1.6.
How we engage and communicate

•
Investor meetings
–
we engage regularly with investors on key areas of market interest, including heritage protection, industry associations and climate matters and feedback from these meetings is shared with the Board.

•	Question and answer sessions – these sessions provide shareholders the opportunity to ask BHP leaders about the topics most important to them with answers webcast via BHP’s website.

•	Review of investor perspectives – the Board receives regular feedback on investor perceptions and opinions, including through independent survey results and associated analysis.

•
Annual General Meetings (AGMs)
–
all Board members attended the 2020 BHP Group Limited AGM virtually to engage directly with shareholders. A virtual forum for BHP Group Plc shareholders was also held as an opportunity to hear from the Chair and CEO, and to ask questions via a live text facility.

•	Industry associations – we engaged with investors to discuss their views on industry associations in advance of and subsequent to the 2020 AGMs. For more information, refer to section 2.1.6.

Impact of our engagement on decision-making, strategy and purpose

•
Consideration of ESG issues
–
given investor interest in ESG issues, including related financial threats and opportunities the Board considers these during its strategy sessions when assessing our portfolio positions, including opportunities to create more options in future facing commodities.

•
Portfolio considerations
–
creating and securing more options in future facing commodities remains a priority in order to strengthen our portfolio and protect and grow value over the long term. In FY2021, this included our intention to exit from our energy coal assets and non-core
metallurgical coal assets, and the agreement to sell our stake in Colombian energy coal mine Cerrejón. For more information, refer to section 1.5.

•
Industry associations
– investor feedback has been a key input to BHP’s reforms announced in August 2020 and the active role BHP plays in shaping the policy advocacy of industry associations in which it participates.

Suppliers and customers
We seek to build authentic, collaborative relationships with our local, regional and global suppliers and customers to create shared value. We see respecting human rights as critical for our ability to contribute meaningful and ongoing social value to our stakeholders. We expect businesses we work with to respect human rights throughout the value chain. Key focus areas include the Group’s supply chain management and our approach to procurement and sales. For more information, refer to section 1.13.9.
How we engage and communicate

•
Supply chain human rights
–
the Sustainability Committee considers BHP’s approach to policy developments in and management of human rights. The Board and Sustainability Committee review our approach to managing human rights risks in the supply chain through the discussion and approval of our annual Modern Slavery Statement. For more information, refer to section 1.13.9.

•	Climate change – we are engaging with our customers and progressively with our suppliers, on opportunities to reduce Scope 3 GHG emissions. For more information, refer to section 1.13.7.
Impact of our engagement on decision-making, strategy and purpose

•
Emissions reduction partnerships
– we established emissions reduction partnerships with three major steelmakers in China and Japan whose combined output equates to around 10 per cent of global steel production.

•
Payment terms
–
from 1 July 2021, BHP implemented
seven-day
payment terms for all small, local and Indigenous businesses across our global operations. The move followed positive feedback on quicker payment terms implemented by BHP for several months in CY2020 as a temporary
COVID-19
support measure.

Environment
The Board and its Committees consider a range of environmental matters throughout the year, including detailed discussions relating to climate change, biodiversity, water, tailings storage facilities, rehabilitation and closure. For more information, refer to section 1.13.12.
How we engage and communicate

•
Climate change
–
our purpose and our strategy provide a clear direction for our climate change strategy. The Board and its relevant Committees consider climate change, including the external landscape in relation to climate risks and expectations, progress against BHP’s climate change commitments and our climate risk exposure. For more information, refer to section 1.13.7.

•
Health, safety, environment and community (HSEC) targets
–
the Sustainability Committee receives updates on how we are performing against our public HSEC targets and longer-term goals, including in relation to water and biodiversity.
For more information, refer to sections 1.13.4 and 2.1.11.

•	Environmental performance – the Sustainability Committee considers reports from the HSE Officer covering environmental performance at every meeting and reports to the Board on its discussions.
Impact of our engagement on decision-making, strategy and purpose

•
Climate change commitments
–
the Board approved commitments, including setting a medium-term target for operational (Scope 1 and Scope 2) emissions, Scope 3 emissions goals and the link between emissions performance and executive remuneration. The Board considered stakeholder feedback and views as part of its decision-making process.

•
Capital allocation
–
in addressing our Scope 1 and Scope 2 emissions, as with all capital investments, we assess and rank each decarbonisation project through the rigour of our Capital Allocation Framework. Achieving our Scope 1 and Scope 2 emissions reduction targets and goal ranks alongside maintenance capital in the hierarchy of our decisions.

•
Renewable power contracts
–
in keeping with our target to reduce operational emissions by at least 30 per cent from FY2020 levels
(1)
by FY2030 and our long-term goal to achieve net zero operational emissions by 2050, we established renewable power contracts for our coal operations in Queensland and nickel operations in Western Australia.

(1)	FY2020 baseline will be adjusted for any material acquisitions and divestments based on GHG emissions at the time of the transaction. Carbon offsets will be used as required.

1.15    Samarco
The Fundão dam failure
On 5 November 2015, the Fundão tailings dam operated by Samarco Mineração S.A. (Samarco) failed. Samarco is a non-operated
joint venture (NOJV) owned by BHP Billiton Brasil Ltda (BHP Brasil) and Vale S.A. (Vale), with each having a 50 per cent shareholding.
A significant volume of tailings (39.2 million cubic metres) resulting from the iron ore beneficiation process was released. Tragically, 19 people died – five community members and 14 people who were working on the dam. The communities of Bento Rodrigues, Gesteira and Paracatu de Baixo were flooded and other communities and the environment downstream in the Rio Doce basin were also affected.
In December 2020, Samarco restarted its operations at a reduced production level. For information on Samarco’s restart and its operations, refer to section 1.10.3.
Our response and support for Fundação Renova
BHP Brasil has been and remains fully committed to supporting the extensive ongoing remediation and compensation efforts of the Fundação Renova in Brazil.
The Framework Agreement entered into between Samarco, Vale and BHP Brasil and the relevant Brazilian authorities in March 2016 established Fundação Renova, a not-for-profit,
private foundation that is implementing 42 remediation and compensatory programs. BHP Brasil provides support to Fundação Renova, including through representation on the foundation’s governance structures.
BHP Brasil has provided US$1.6 billion
(1)
to fund Framework Agreement programs when Samarco has been unable to do so.
Fundação Renova
Resettlement
One of Fundação Renova’s priorities is the resettlement of the communities of Bento Rodrigues, Paracatu de Baixo and Gesteira. This involves ongoing engagement and consultation with a large number of stakeholders, including the affected community members, their technical advisers, state prosecutors, municipal leaders, regulators and other interested parties.
The resettlement process for Bento Rodrigues and Paracatu de Baixo involves designing new towns on land that has been chosen by the communities, to be as close as possible to the previous layout, attending to the wishes and needs of the families and communities, while also meeting permitting requirements.
In Bento Rodrigues and Paracatu de Baixo, the implementation of precautionary measures in response to
COVID-19,
including a suspension of works between March and June 2020, as well as increases to the technical scope for resettlement of the communities and permitting delays have impacted the timeline for completion.
Resettlement works resumed from
mid-June
2020 and are continuing with a reduced workforce. Currently, there is no schedule to return to full workforce capacity given
COVID-19
restrictions. At Bento Rodrigues, the construction of the public school, healthcare facilities and public infrastructure has been completed and the construction of housing is continuing to progress. At Paracatu, infrastructure works and the construction of some public buildings (such as the public school) were completed and the first houses are underway.
In addition to the community resettlements, some families from the rural area chose to rebuild their houses on their previous property. Some other families have chosen not to join the resettlement of their previous community and Fundação Renova is assisting them to purchase properties.
At Gesteira, Fundação Renova offered the families a payment solution in which they would be able to purchase property through a ‘letter of credit’. Most families of Gesteira have chosen this option and the agreements are being ratified by the 12 th
Federal Court.
Updates on the progress of Fundação Renova’s resettlement program are available at
fundacaorenova.org/en/repair-data/resettlement-and-infrastructure.

(1)	USD amount is calculated based on actual transactional (historical) exchange rates related to Renova funding.

Compensation and financial assistance
Fundação Renova continues to provide fair compensation to people impacted by the dam failure.
Compensation and financial assistance of approximately R$4.7 billion (approximately US$1.1 billion
(1)
)
has been paid to support approximately 336,000 people affected by the dam failure up until 30 June 2021.
More than 10,500 general damages claims have been resolved and more than 270,000 people have been paid a total of approximately R$280 million (approximately US$65 million
(1)
) for temporary water interruption. The general damages component includes loss of life, injury, property damage, business impacts, loss of income and moral damages. Fundação Renova continues to provide financial assistance cards and other income support to those whose livelihoods continue to be impacted by the dam failure, including fisherfolk whose activities are affected by fishing restrictions.
In addition, approximately R$1.6 billion (approximately US$300 million
(1)
) was paid to more than 17,000 people under the court-mandated simplified indemnity system (known as the ‘Novel’ system), which is designed to provide compensation for informal workers who have had difficulty proving the damages they suffered, such as cart drivers, sand miners, artisanal miners and street vendors.
Updates on the progress of the compensation program are available at
fundacaorenova.org/en/repair-data/indemnities-and-productive-resumption.
Other socio-economic programs
Fundação Renova continues to implement a wide range of socio-economic programs in addition to the resettlement and compensation programs. These programs cover health and infrastructure projects in the Rio Doce basin, promotion of economic development in the impacted communities and sewage treatment facilities to improve the water quality in the Rio Doce.
Environmental remediation
Since December 2019, the riverbanks and floodplains have been vegetated, river margins stabilised and in general, water quality and sediment qualities have returned to historic levels. Long-term remediation work is continuing to re-establish
agriculture and native vegetation.
A ban on fishing activities along the coast of Espírito Santo and a precautionary conservation restriction preventing fishing for native fish species in the Rio Doce in Minas Gerais remain in place. Fundação Renova continues to support the recovery of habitats and aquatic ecology and engage with the authorities with the goal of lifting the restrictions.
Legal proceedings
BHP Group Limited, BHP Group Plc and BHP Brasil are involved in legal proceedings relating to the Samarco dam failure. For more information on the significant legal proceedings involving BHP, refer to section 4.9.
1.16    Risk factors
Our principal risks are described below and may occur as a result of our activities globally, including in connection with our operated and non-operated
assets, third parties engaged by BHP or through our value chain. Our principal risks, individually or collectively, could threaten our viability, strategy, business model, future performance, solvency or liquidity and reputation. They could also materially and adversely affect the health and safety of our people or members of the public, the environment, the communities in which we or our third-party partners operate, or the interests of our stakeholders leading to litigation (including class actions) or a loss of stakeholder and/or investor confidence. References to ‘financial performance’ includes our financial condition and liquidity, including due to decreased profitability or increased operating costs, capital spend, remediation costs or contingent liabilities. While the risks described in this section represent our principal risks, BHP is also exposed to other risks that are not described in this section.
While we implement preventative and/or mitigating controls designed to reduce the likelihood of a threat from occurring and minimise the impacts if it does, these may not be effective.
Key changes to our principal risks in FY2021 are the introduction of risks associated with inadequate business resilience and adopting technologies. The way in which we articulate our other principal risks has also changed since our FY2020 Annual Report. For example, risks associated with operational events have been consolidated into a single risk factor rather than being discussed across two risk factors. We have also disaggregated and combined elements of principal risks. For example, risks associated with third-party performance are embedded throughout our principal risks and climate change risks have been separated to provide a greater focus on transition risks, while risks associated with the potential physical impacts of climate change are addressed alongside other business resilience risks (as well as across other relevant principal risks). We have also simplified the presentation of our principal risks. These changes are designed to provide greater accessibility and value to stakeholders in understanding our principal risks.
With the exception of risks associated with operational events, exposure to all of our principal risks increased in FY2021. These increases were largely driven by uncertainties in the external environment, such as the continuing global impacts of the
COVID-19
pandemic, heightened geopolitical tensions and societal and stakeholder expectations of business (including in relation to social, environmental and climate-related risks), and increasing frequency and sophistication of cyberattacks against companies in the resources industry and governments.

OPERATIONAL EVENTS

Risks associated with operational events in connection with our activities globally, resulting in significant adverse impacts on our people, communities, the environment or our business.

Why is this important to BHP?

We engage in activities that have the potential to cause harm to our people and assets, and/or communities and the environment, including serious injuries, illness and fatalities, loss of infrastructure, amenities and livelihood and damage to sites of cultural significance. An operational event at our operated or non-operated
assets or through our value chain could also cause damage or disruptions to our assets and operations, impact our financial performance, result in litigation or class actions and cause long-term damage to our licence to operate and reputation. The potential physical impacts of climate change could increase the likelihood and/or severity of risks associated with operational events. Impacts of operational events may also be amplified if we fail to respond in a way that is consistent with our corporate values and stakeholder expectations.

Examples of potential threats

•   An offshore well blow out, including at one of our assets in the US Gulf of Mexico, Australia, Trinidad and Tobago or Algeria, or at one of our appraisal and exploration options in Mexico, Trinidad and Tobago, Western and Central Gulf of Mexico or Australia.

•   Failure of a water or tailings storage facility, such as the tragic failure of the Fundão dam at Samarco in 2015 or a failure at one of our facilities in Australia, Chile, Colombia, Peru, the United States, Canada or Brazil.

• Unplanned fire events or explosions (on the surface and underground).

•   Geotechnical stability events (such as an unexpected and large fall of ground at our underground or open pit mines, or potential interaction between our mining activities and community infrastructure or natural systems), including at our underground mines in Australia, the United States and Canada.

•   Air, land (road and rail) and marine transportation events (such as aircraft crashes or vessel collisions, groundings or hydrocarbon release) that occur while transporting people, supplies or products to exploration, operation or customer locations, which include remote and environmentally sensitive areas in Australia, South America, Asia and the United States.

• Critical infrastructure or hazardous materials containment failures, other occupational or process safety events, or workplace exposures.

•   Operational events experienced by third parties, which may result in unavailability of shared critical infrastructure (such as railway lines or ports) or transportation routes (such as the Port Hedland channel in Western Australia).

ACCESSING KEY MARKETS

Risks associated with market concentration and our ability to sell and deliver products into existing and future key markets, impacting our economic efficiency.

Why is this important to BHP?

We rely on the sale and delivery of the commodities we produce to customers around the world. Changes to laws, international trade arrangements, contractual terms or other requirements and/or geopolitical developments could result in physical, logistical or other disruptions to our operations in, or the sale or delivery of our commodities to, key markets. These disruptions could affect sales volumes or prices obtained for our products, adversely impacting our financial performance, results of operations and growth prospects.

Examples of potential threats

•   Government actions, including economic sanctions, tariffs or other trade restrictions, imposed by or on countries where we operate or into which we sell or deliver our products may prevent BHP from trading or make it more difficult for BHP to trade in key markets. For example, China has imposed import restrictions and tariffs on some Australian exports, including energy and metallurgical coal. The imposition of further tariffs or other restrictions on any of our other products could adversely affect our financial performance.

•   Physical disruptions to the delivery of our products to customers in key markets including due to the disruption of shipping routes, closure or blockage of ports or land logistics (road or rail) or military conflict. In some cases, physical disruptions may be driven or intensified by weather, climate variability or climate change.

•   Legal or regulatory changes (such as royalties or taxes, port or import restrictions or customs requirements, shipping/maritime regulatory changes, restrictions on movements or imposition of quarantines, or changing environmental restrictions or regulations, including measures with respect to carbon-intensive imports) and commercial changes (such as changes to the standards and requirements of customers) may adversely impact our ability to sell or deliver, or realise full market value for, our products.

•   Failure to maintain strong relationships with customers, or changes to customer demands for our products (such as vertical integration), may reduce our market share or adversely impact our financial performance.

•   Increasing geopolitical tensions may adversely affect our strategic and business planning decisions and/or increase the time it takes us to manage our access to key markets, particularly if we fail to detect or anticipate deviations in the geopolitical environment in a timely manner.

OPTIMISING PORTFOLIO RETURNS AND MANAGING COMMODITY PRICE MOVEMENTS

Risks associated with our ability to position our asset portfolio to generate returns and value for shareholders (including securing growth options in future facing commodities) and to manage adverse impacts of short- and long-term movements in commodity prices.

Why is this important to BHP?

We take decisions and actions in pursuit of our strategy to optimise our asset portfolio and to secure and create growth options in future facing commodities (such as copper, nickel and potash). A strategy that does not support BHP’s objectives and/or ill-timed
execution of our strategy (including as a result of not having sector-leading capabilities) or other circumstances, may lead to a loss of value that impacts our ability to deliver returns to shareholders and fund our investment and expansion opportunities. It may also result in our asset portfolio being less resilient to fluctuations in commodity prices, which are determined by or linked to prices in world markets. In the short term, this may reduce our cash flow, ability to access capital and our dividends. A failure to optimise our asset portfolio for structural movements in commodity prices over the long term may result in asset impairments and could adversely affect the results of our operations, our financial performance, and returns to investors.

Examples of potential threats

• Failure to optimise our portfolio through effective and efficient acquisitions, exploration, large project delivery, mergers, divestments or expansion of existing assets.

•   Failure to identify potential changes in commodity attractiveness and missed entry or commodity exit opportunities, resulting in decreased return on capital spend for, or overpayment to acquire or invest in, new assets or projects, stranded assets or reduced divestment proceeds.

•   Failure to achieve expected commercial objectives from assets or investments, such as cost savings, sales revenues or operational performance (including as a result of inaccurate commodity price assumptions or resources and reserves estimates), may result in returns that are lower than anticipated and loss of value (such as that experienced with US shale).

•   Renegotiation or nullification of permits, increased royalties, or expropriation or nationalisation of our assets, or other legal, regulatory, political, judicial or fiscal or monetary policy instability may adversely impact our ability to achieve expected commercial objectives from assets or investments, access reserves, develop, maintain or operate our assets, or otherwise optimise our portfolio.

•   Inability to predict long-term trends in the supply, demand and price of commodities and optimise our asset portfolio accordingly may restrict our ability to generate long-term returns from the portfolio.

•   Commodity prices have historically been and may continue to be subject to significant volatility, including due to global economic and geopolitical factors, industrial activity, commodity supply and demand (including inventory levels), technological change, product substitution, tariffs and exchange rate fluctuations. Our usual policy and practice is to sell our products at prevailing market prices and as such fluctuations in commodity prices may affect our financial performance. For example, a US$1 per tonne decline in the average iron ore price and US$1 per barrel decline in the average oil price would have an estimated impact on FY2021 profit after taxation of US$163 million and US$24 million, respectively. Long-term price volatility or sustained low prices may adversely impact our financial performance as we do not generally have the ability to offset costs through price increases.

SIGNIFICANT SOCIAL OR ENVIRONMENTAL IMPACTS

Risks associated with significant impacts of our operations on and contributions to communities and environments throughout the life cycle of our assets and across our value chain.

Why is this important to BHP?

The long-term viability of our business is closely connected to the wellbeing of the communities and environments where we have a presence. At any stage of the asset life cycle, our activities and operations may have or be seen to have significant adverse impacts on communities and environments. In these circumstances, we may fail to meet the evolving expectations of our stakeholders (including investors, governments, employees, suppliers, customers and community members) whose support is needed to realise our strategy and purpose. This could lead to loss of stakeholder support or regulatory approvals, increased taxes and regulation, enforcement action, litigation or class actions, or otherwise impact our licence to operate and adversely affect our reputation, ability to attract and retain talent, operational continuity and financial performance.

Examples of potential threats

•   Engaging in or being associated with activities (including through our non-operated
joint ventures and value chain) that have or are perceived to have individual or cumulative adverse impacts on the environment, biodiversity and land management, water access and management, human rights or cultural heritage.

• Failing to meet stakeholder expectations in connection with our legal and regulatory obligations, relationships with Indigenous peoples, community wellbeing and the way we invest in communities.

•   Political, regulatory and judicial developments (such as constitutional reform in Chile that could result in adjustments to water and other resource rights, or the Dasgupta Review in the United Kingdom that could result in government actions that impact the management of biodiversity and ecosystems) or changing stakeholder expectations could result in more stringent operating requirements on our business. For example, changes to regulations or stakeholder expectations may delay the timing or increase costs associated with closure and rehabilitation of assets, or expose BHP to unanticipated environmental or other legacy liabilities.

•   Failing to identify and manage potential physical climate change risks to communities, biodiversity and ecosystems. For example, changes to species habitat or distribution as a result of sustained higher temperatures could result in land access restrictions or litigation, or limit our access to new opportunities.

LOW-CARBON TRANSITION

Risks associated with the transition to a low-carbon economy.

Why is this important to BHP?

Transition risks arise from policy, regulatory, legal, technological, market and other societal responses to the challenges posed by climate change and the transition to a low-carbon
economy. As a world-leading resources company, BHP is exposed to a range of transition risks that could affect the execution of our strategy or our operational efficiency, asset values and growth options, resulting in a material adverse impact on our financial performance, share price or reputation, including litigation. The complex and pervasive nature of climate change means transition risks are interconnected with and may amplify our other principal risks. Additionally, the inherent uncertainty of potential societal responses to climate change may create a systemic risk to the global economy.

Examples of potential threats

•   Introduction or improvement of
low-carbon
technologies or changes in customer preference for products that support the transition to a low-carbon
economy may decrease demand for some of our products (which may be abrupt or unanticipated), increase our costs or decrease the availability of key inputs to production. For example:

• ‘Green steel’ technologies may reduce demand for our metallurgical coal or iron ore, or electric vehicle penetration may reduce demand for our petroleum products.

•  Implementing
low-carbon
processes or new investments to respond to market demand for products that support a low-carbon
economy (such as potential capital spend at our Jansen Potash Project to deliver fertiliser products or at our Nickel West asset to supply the battery market) may increase operating or development costs.

•   Failure to address investor concerns on the potential impact of climate change on and from BHP’s portfolio and operations may result in reduced investor confidence and/or investor actions seeking to influence BHP’s climate strategy.

•   Social concerns around climate change may result in investors divesting our securities, pressure on BHP to divest or close remaining fossil fuel assets and on financial institutions not to provide financing for our fossil fuel assets, or otherwise adversely impact our ability to optimise our portfolio.

•   Perceived or actual misalignment of the resources industry’s or BHP’s climate actions (goals, targets and performance) with societal and investor expectations, or a failure to deliver our climate actions, may result in damage to our reputation, climate-related litigation (including class actions) or give rise to other adverse regulatory, legal or market responses.

•   Changes in laws, regulations, policies, obligations, government actions, and our ability to anticipate and respond to such changes (which may be abrupt or unanticipated), including emission targets, restrictive licencing, carbon taxes, border adjustments or the addition or removal of subsidies, may give rise to adverse regulatory, legal or market responses.

ADOPTING TECHNOLOGIES AND MAINTAINING DIGITAL SECURITY

Risks associated with adopting and implementing new technologies, and maintaining the effectiveness of our existing digital landscape (including cyber defences) across our value chain.

Why is this important to BHP?

Our business and operational processes across our value chain are dependent on the effective application of technology, which we use as a lever to deliver on our current and future operational, financial and social objectives. This exposes BHP to risks originating from adopting or implementing new technologies, or failing to take appropriate action to position BHP for the digital future, which may impact the capabilities we require, the effectiveness and efficiency of our operations and our ability to compete effectively. We may also fail to maintain the effectiveness of our existing and future digital landscape, including cyber defences, exposing us to technology availability, reliability and cybersecurity risks. These could lead to operational events, commercial disruption (such as an inability to process or ship our products), corruption or loss of system data, a misappropriation or loss of funds, unintended disclosure of commercial or personal information, enforcement action or litigation. An inability to adequately implement new technology, or any sustained disruption to our existing technology, may also adversely affect our licence to operate, reputation, results of operations and financial performance. As we continue to leverage technology to improve productivity and safety, we expect the importance of safe, secure and reliable technology to our business will continue to grow.

Examples of potential threats

•   Failure to achieve efficiencies through our investment in technologies, or to keep pace with advancements in technology, resulting in an inability to access systems or digital infrastructure required to support our operations or customers’ and other stakeholders’ evolving expectations. For example, delays, costs and failures to achieve efficiencies arising from difficulties in integrating new technologies with existing technologies, or from failures of new technology to perform as expected.

•   Failing to identify, access and secure necessary infrastructure and key inputs (including electricity, internet bandwidth, data, software, licences or other rights in intellectual property, hardware and talent) to support new technology innovations and advanced technologies may adversely affect our ability to operate or adopt those technologies. This includes artificial intelligence and machine learning, process automation, robotics, data analytics, cloud computing, smart devices and remote working. For example, adopting new technology to reduce emissions through the use of alternative energy sources may require new infrastructure (such as at our mines and ports), and effective implementation of new digital technologies will be heavily dependent on access to relevant data.

• Failure or outage of our existing or future information and operating technology systems.

•   Cyber events or attacks (including ransomware, state-sponsored and other cyberattacks) on our existing or future information and operating technology systems, including on third-party partners and suppliers (such as our cloud service providers). For example, a cyberattack on our autonomous systems for haulage and drilling may reduce operational productivity and/or adversely impact safety.

ETHICAL MISCONDUCT

Risks associated with actual or alleged deviation from societal or business expectations of ethical behaviour (including breaches of laws or regulations) and wider or cumulative organisational cultural failings, resulting in significant reputational impacts.

Why is this important to BHP?

The conduct of BHP or our people or third-party partners could result in an actual or alleged deviation from expectations of ethical behaviour or breaches of laws and regulations. This may include fraud, corruption, anti-competitive behaviour, money laundering, breaching trade or financial sanctions, market manipulation, privacy breaches, ethical misconduct and wider organisational cultural failings. A failure to act ethically or legally may result in negative publicity (including on social media), investigations, public inquiries, regulatory enforcement action (including fines), litigation or other civil or criminal proceedings, or increased regulation. It could also threaten the validity of our tenements or permits, or adversely impact our reputation, results of operations, financial performance or share price. Impacts may be amplified if our senior leaders fail to uphold BHP’s values or address actual or alleged misconduct in a way that is consistent with societal and stakeholder expectations, and our workplace culture may also be eroded, adversely affecting our ability to attract and retain talent. Ethical misconduct risks and impacts are heightened by the complex and continuously evolving legal and regulatory frameworks that apply to the jurisdictions where we operate and potentially conflicting obligations under different national laws.

Examples of potential threats

•   Failing to prevent breaches of international standards, laws, regulations or other legal, regulatory, ethical, environmental, governance or compliance obligations, such as external misstatements, inaccurate financial or operational reporting or a breach of our continuous disclosure obligations.

• Corruption (particularly in high-risk or less economically developed jurisdictions), market conduct or anti-competitive behaviour, including in relation to our joint venture operations.

•   Failing to comply with trade or financial sanctions (which are subject to rapid change and may potentially result in conflicting obligations), health, safety and environmental laws and regulations, native title and other land right or tax or royalty obligations.

•   Failing to protect our people from harm (including to mental and physical health) due to the misconduct of others that takes place in connection with their work, such as discrimination or sexual harassment and assault.

INADEQUATE BUSINESS RESILIENCE

Risks associated with unanticipated or unforeseeable adverse events and a failure of planning and preparedness to respond to, manage and recover from adverse events (including potential physical impacts of climate change).

Why is this important to BHP?

In addition to the threats described in our other risk factors, our business could experience unanticipated, unforeseeable or other adverse events (internal or external) that could harm our people, disrupt our operations or value chain, or damage our assets or corporate offices, including our non-operated
assets over which BHP has less control. A failure to identify or understand exposure, adequately prepare for these events (including maintaining business continuity plans) or build wider organisational resilience may inhibit our (or our third-party partners’) ability to respond and recover in an effective and efficient manner. This could cause material adverse impacts on our business, such as reduced ability to access resources, markets and the operational or other inputs required by our business, reduced production or sales of commodities, or increased regulation, which could adversely impact our financial performance, share price or reputation, and could lead to litigation or class actions.

Examples of potential threats

•   Geopolitical, global economic, regional or local developments or adverse events, such as social unrest, strikes, work stoppages, labour disruptions, social activism, terrorism, bomb threats, economic slowdown, acts of war or other significant disruptions in areas where we operate or have interests (for example, in FY2020, stoppages associated with social unrest in Chile impacted copper production at Escondida).

•   Natural events, including earthquakes, tsunamis, hurricanes, cyclones, fires, solar flares and pandemics (for example, earthquakes may affect the Andes region in South America where we undertake exploration activities and have operated and non-operated
assets).

•   Potential physical impacts of climate change, such as acute risks that are event-driven (including increased severity of extreme weather events) and chronic risks resulting from longer-term changes in climate patterns. Hazards and impacts may include changes in precipitation patterns, water shortages, rising sea levels, increased storm intensity, prolonged extreme temperatures and increased drought, fire and tidal flooding.

•   Failure by suppliers, contractors or joint venture partners to perform existing contracts or obligations (including due to insolvency), such as construction of large projects or supply of key inputs to our business (for example, consumables for our mining equipment).

•   Failure of our risk management or other processes (including controls) to prepare for or manage any of the risks discussed in this ‘Risk factors’ section may inhibit our (or our third-party partners’) ability to manage any resulting adverse events and may disrupt our operations or adversely impact our financial performance or reputation.

1.16.1    Management of risks
Each of our principal risks may present opportunities as well as threats. We take risk for strategic reward in the pursuit of our strategy and purpose, including to grow our asset portfolio and develop the right capabilities for the future of our business. Potential opportunities associated with each of our principal risks are described below, along with the key controls to manage them. These controls are not exhaustive and many Group-wide controls (such as
Our Code of Conduct
, Risk Framework, mandatory minimum performance requirements for risk management, health, safety and other matters, dedicated non-operated
joint venture teams and our Contractor Management Framework) help to support effective and efficient management of all risks in line with our risk appetite.
Operational events
Risks associated with operational events in connection with our activities globally, resulting in significant adverse impacts on our people, communities, the environment or our business.
Examples of potential opportunities

•
Our focus on safety and the welfare of our people, communities and the environment may increase workforce and other stakeholder confidence, enhancing our ability to attract and retain talent and access (or lower the cost of) capital.

•
Collaborating with industry peers and relevant organisations on minimum standards (such as the Global Industry Standard on Tailings Management and Large Open Pit Project guidelines on open-pit
mining design and management) supports improvements to wider industry management of operational risks and may also identify opportunities to improve our own practices.

Key management actions

•
Planning, designing, constructing, operating, maintaining and monitoring surface and underground mines, water and tailings storage facilities, wells and other infrastructure and equipment in a manner designed to maintain structural integrity, prevent incidents and protect our people, assets, communities, the environment and other stakeholders.

•
Specifying minimum requirements and technical specifications, such as for transportation (including high-occupancy vehicles, aircraft and their operators), and compliance with operating specifications, industry codes and other relevant standards, including BHP’s mandatory minimum performance requirements.

•
Defining key accountable roles, such as a dam owner (an internal BHP individual who is accountable for maintaining effective governance and integrity of each tailings storage facility), and providing training and qualifications for our people.

•	Inspections, reviews, audits and other assurance activities, such as independent dam safety reviews and geotechnical review boards.

•	Maintaining evacuation routes, supporting equipment, continuity plans and crisis and emergency response plans.

•	Incorporating future climate projections into operational event risks through ongoing assessment of potential physical climate change risks.
FY2021 insights
While our overall exposure to risks associated with operational events remained relatively stable in FY2021, our risk profile has adapted to changes in our operating context. For example, a greater focus on exploration has increased our use of helicopters to conduct geophysical surveys and transport personnel. We have also had to adapt the way we transport people to and from work due to the
COVID-19
pandemic (for example, more buses have been scheduled due to social distancing requirements).
Further information

•	Section 1.13.4 Safety

•	Section 1.13.15 Tailings storage facilities

•	Section 1.15 Samarco

•	bhp.com/sustainability
Accessing key markets
Risks associated with market concentration and our ability to sell and deliver products into existing and future key markets, impacting our economic efficiency.
Examples of potential opportunities

•	Monitoring macroeconomic, geopolitical and policy developments and trends may reveal new markets or identify opportunities to strengthen secondary markets for existing products.

•	Leveraging the opportunity to create value by developing strategic partnerships and strong, mutually beneficial relationships with our customers.

•
Building a deep understanding of the geopolitical risks faced by BHP and their potential impacts on our business could enhance our strategy, business planning and response, providing a potential competitive advantage.

•
Identifying the potential for weather, climate variability or climate change to disrupt delivery of products and implementing management measures may increase the resilience of our operations and supply chain.

•
Signal monitoring and building relationships with and understanding the perspectives of influential stakeholders may improve our ability to understand, respond to and manage any impacts from policy changes (such as trade policies).

Key management actions

•
Monitoring and assessing our ability to access key markets, and maintaining sales plans, product placement and business resilience strategies and relationships with relevant stakeholders (such as the Chinese, United States and Australian Governments, and our customers in China and elsewhere).

•	Maintaining response plans for various scenarios (including physical disruptions of logistics) to mitigate disruptions to our ability to access key markets.

•
Monitoring geopolitical and macroeconomic developments and trends, including through signal monitoring and our enterprise-level watch list of emerging themes, to provide an early indication of events that could impact our ability to access key markets.

•	Identifying weather and/or climate-related vulnerabilities and implementing controls to mitigate disruptions to our ability to physically access key markets.

•	Diversification of our asset and commodity portfolio, such as our ongoing investment in potash through the Jansen Potash Project, to reduce exposure to market concentration risks.
FY2021 insights
Exposure to risks associated with our access to key markets increased in FY2021 as a result of tensions between Australia, the United States and China, and import restrictions and tariffs imposed by China on some Australian exports (including energy and metallurgical coal). Although our influence over these aspects of our external environment is limited, adjustments to our portfolio may reduce exposure to market concentration risk in the longer term.

Further information

•	Section 4.10.2 Shareholder information – Markets
Optimising portfolio returns and managing commodity price movements
Risks associated with our ability to position our asset portfolio to generate returns and value for shareholders (including securing growth options in future facing commodities) and to manage adverse impacts of short- and long-term movements in commodity prices.
Examples of potential opportunities

•	Acquisition of new resources in future facing commodities may strengthen our portfolio and protect and grow value over the long term.

•
Ability to predict long-term commodity demand, supply and price trends may lead to BHP being able to identify and acquire new future facing commodities and assets ahead of our competitors or exit from declining commodities in a timely manner, strengthening our portfolio and leading to long-term portfolio returns.

•
BHP may be perceived as a welcome and valued or preferred partner for the development of new resource opportunities, enabling us to secure new assets or exploration opportunities to create long-term optionality in the portfolio.

Key management actions

•	Strategies, processes and frameworks to grow and protect our portfolio and to assist in delivering ongoing returns to shareholders include:

•	our exploration and business development programs, which focus on replenishing our resource base and enhancing our portfolio (including creating and securing more options in future facing commodities)

•
our long-term strategic outlook and ongoing strategic processes to assess our competitive advantage and enable the identification of threats to or opportunities for our portfolio through forecasting and scenario modelling

•	monitoring signals to interpret external events and trends, and designing commodity strategies and price protocols that are reviewed by management and the Board

•	our Capital Allocation Framework, corporate planning processes, investment approval processes and annual reviews (including resilience testing) of portfolio valuations

•	our balance sheet and liquidity framework, which is designed to maintain a robust balance sheet with sufficient liquidity and access to diverse sources of funding

•	Pursuing a considered approach to new country entry, including development of capability to operate in higher-risk jurisdictions, in order to support portfolio opportunities in new jurisdictions.

•
Further developing BHP’s social value proposition to position BHP as a preferred partner for the development of resource opportunities in line with the expectations of local communities, host governments and other global stakeholders.

•
Managing commodity price exposure through the diversity of commodities, markets, geographies and currencies provided by our portfolio, as well as our financial risk management practices in relation to our commercial activities.

FY2021 insights
Our exposure to risks associated with optimising our portfolio and managing commodity price movements increased in FY2021 as a result of volatility and uncertainty across global economies, including due to the continuing effects of the
COVID-19
pandemic. We announced the sale of Cerrejón in June 2021 as part of our intention to consolidate our portfolio of coal assets to higher-quality metallurgical coal, and remain open to all options for BMC and NSWEC. Heightened societal expectations regarding the use of coal will continue to be a portfolio consideration. On 17 August 2021, we also announced our intention to merge our Petroleum assets with Woodside,
(1)
which is designed to unlock synergies and increase value and choice for BHP’s shareholders.
Further information

•	Section 1.5 Positioning for future

•	Section 1.17 Performance by commodity

•	Note 23 ‘Financial risk management’ in section 3

(1)
On 17 August 2021, BHP announced it had entered into a merger commitment deed with Woodside to combine their respective oil and gas portfolios by an all-stock
merger. Completion of the merger is subject to confirmatory due diligence, negotiation and execution of full form transaction documents, and satisfaction of conditions precedent including shareholder, regulatory and other approvals, and expected to occur in the second quarter of CY2022.

Significant social or environmental impacts
Risks associated with significant impacts of our operations on and contributions to communities and environments throughout the life cycle of our assets and across our value chain.
Examples of potential opportunities

•
Our support for responsible stewardship of natural resources may enhance the resilience of environments and communities to potential threats (including the potential physical impacts of climate change).

•	Strong social performance, including sustainable mining and a focus on the wellbeing of communities, could generate competitive advantage in the jurisdictions where we operate.

•	Our global social value strategy may improve stakeholder relations, build community trust and increase investor confidence and demand for our commodities.

•
Greater clarity, transparency and standards associated with regulatory regimes that support and protect communities and the environment may increase requirements across our sector, generating competitive advantage for companies that have already invested in social performance.

Key management actions

•
Our Requirements for Community
and
Our Requirements for Environment and Climate Change
standards provide requirements and practices that are designed to strengthen our social, human rights and environmental performance. Our Human Rights Policy Statement, Water Stewardship Position Statement, Climate Change Position Statement and Indigenous Peoples Policy Statement set out our commitments and approach to these matters.

•	Engaging in regular, open and honest dialogue with stakeholders to better understand their expectations, concerns and interests, and undertaking research to better understand stakeholder perceptions.

•	Building social value into our decision-making process, along with financial considerations.

•
Building stakeholder trust and contributing to environmental and community resilience, including through collaborating on shared challenges (such as climate change and water stewardship), enhanced external reporting of our operated assets’ potential impacts on biodiversity and maximising the value of social investments through our social investment strategy.

•
Conducting regular research and impact assessments for operated assets to better understand the social, environmental, human rights and economic context. This supports us to identify and analyse stakeholder, community and human rights impacts, including modern slavery risks and emerging issues. We also complete due diligence screening on suppliers through our Ethical Supply Chain and Transparency program.

•	Integrating closure into our planning, decision-making and other activities through the life cycle of our operated assets, as set out in our mandatory minimum performance requirements for closure.
FY2021 insights
Our exposure to risks with potentially significant social or environmental impacts increased in FY2021 due to environmental, political and regulatory developments, and increasing societal expectations, including of regulators and other stakeholders on Indigenous peoples’ rights and potential impacts of our operations throughout the asset life cycle. We believe the nexus between water, climate change, biodiversity and society is becoming increasingly clear as a driver of social expectations.
Further information

•	Section 1.12 People and culture

•	Section 1.13.8 Community

•	Section 1.13.10 Indigenous peoples

•	Section 1.13.11 Social investment

•	Section 1.13.12 Environment

•	Section 1.13.13 Water

•	Section 1.13.14 Land and biodiversity

•	bhp.com/sustainability
Low-carbon
transition
Risks associated with the transition to a
low-carbon
economy.
Examples of potential opportunities

•
Our copper, nickel, iron ore and metallurgical coal provide essential building blocks for renewable power generation and electric vehicles, and can play an important part in the transition to a low-carbon
economy.

•	Our potash fertiliser options can promote more efficient and more profitable agriculture and alleviate the increased competition for arable land.

•
Increased collaboration with customers and original equipment manufacturers, such as BHP’s partnerships with each of China Baowu, JFE and HBIS for research and development of steel decarbonisation pathways, can provide opportunities for development of new products and markets.

Key management actions

•
Establishing public views and commitments on, and mandatory minimum performance requirements for managing, climate change threats and opportunities, which are set out in our Climate Change Position Statement, our Climate Change Report 2020, our Climate Transition Action Plan 2021 and the
Our Requirements for Environment and Climate Change
standard.

•
Using climate-related scenarios, themes and signposts (such as monitoring policy, regulatory, legal, technological, market and other societal developments) to evaluate the resilience of our portfolio and inform our strategy.

•
Considering transition risks (including carbon prices) when making capital expenditure decisions or allocating capital through our Capital Allocation Framework, supporting the prioritisation of capital and investment approval processes.

•
Seeking to mitigate our exposure to risks arising from policy and regulation in our operating jurisdictions and markets by reducing our operational emissions and taking a product stewardship approach to emissions in our value chain.

•	Advocating for the introduction of an effective, long-term policy framework that can deliver a measured transition to a low-carbon economy.
FY2021 insights
Our exposure to transition risks increased in FY2021 due primarily to political developments – with the Biden administration renewing the United States’ focus on climate and net zero goals set by China, Japan and the European Union – and greater investor and other stakeholder interest in understanding how climate change might impact our strategy and portfolio. Stakeholder expectations of BHP regarding disclosure of climate change-related information have grown accordingly (for example, Climate Action 100+ requested information from BHP to conduct its first net zero company benchmark in FY2021). Actions by investors and proxy advisers seeking to hold companies accountable for their climate strategies also accelerated during FY2021. We anticipate these and potentially other factors will continue to affect transition risks in FY2022, following publication in August 2021 of the first part of the Intergovernmental Panel on Climate Change’s Sixth Assessment Report, Climate Change 2021: The Physical Science Basis. However, our recent proposed portfolio changes would, subject to their completion, reduce our exposure to certain transition risks.
Further information

•	Section 1.5 Positioning for future

•	Section 1.13.7 Climate change and portfolio resilience

•	BHP Climate Change Report 2020

•	BHP Climate Transition Action Plan 2021

•	bhp.com/climate
Adopting technologies and maintaining digital security
Risks associated with adopting and implementing new technologies, and maintaining the effectiveness of our existing digital landscape (including cyber defences) across our value chain.
Examples of potential opportunities

•
Application of digital solutions across our operations and value chain may unlock greater productivity and safety performance. For example, using predictive analytics to enable operations to identify asset condition and efficiencies may improve safety, production and equipment availability, and reduce maintenance and other costs.

•
Technology solutions to reduce emissions may support BHP and our suppliers and customers in achieving climate action targets. For example, BHP is collaborating with other miners and suppliers to develop new technology to electrify haul trucks.

•
Developing and applying artificial intelligence in mine planning, remote operation and advanced robotic technologies may identify or provide access to previously unknown or inaccessible deposits and development of end-to-end
autonomous mining systems.

•
Using digital simulations and predictive trend modelling may enable us to optimise the deployment of new technologies, such as automation and electrification, support early identification of process variances and faults, and support the marketing of our products to customers.

Key management actions

•
Our assets, functions and projects are responsible for managing localised or project-specific exposure to technology risks. Enterprise-level risks that are specific to technology, such as those that pose a greater threat to our wider business and strategic opportunities, are generally managed by our global Technology team and other relevant stakeholders to support delivery of our technology strategy.

•	We collaborate with industry and research partners to develop technological solutions.

•	Our Technology Risk Committee oversees the management and improvement of technology risks and controls, and supports the embedment of a sustainable risk culture in our Technology team.

•
We employ a number of measures designed to protect against, detect and respond to cyber events or attacks, including BHP’s mandatory minimum performance requirements for technology and cybersecurity, cybersecurity performance requirements for suppliers, cybersecurity strategy and resilience programs, an enterprise security framework and cybersecurity standards, cybersecurity awareness plans and training, security assessments and monitoring, restricted physical access to hardware and crisis management plans.

FY2021 insights
Risks associated with technology and the pace of technological innovation continue to evolve rapidly. The Group’s exposure to technology risks increased in FY2021 due primarily to an increase in the frequency and sophistication of cyberattacks against companies in the resources industry and governments. BHP continues to leverage technology to deliver value while taking actions to manage associated risks and strengthening cyber capabilities. During FY2021, we implemented programs to enable rapid technology development, improve operational performance and to create new analytic capabilities.
Further information

•	Section 1.6.2 How we deliver value – Technology
Ethical misconduct
Risks associated with actual or alleged deviation from societal or business expectations of ethical behaviour (including breaches of laws or regulations) and wider or cumulative organisational cultural failings, resulting in significant reputational impacts.
Examples of potential opportunities

•	Our capability to manage ethical misconduct risks may expand portfolio growth options by providing greater assurance that we can operate legally and ethically in high-risk jurisdictions.

•
Managing ethical risks in line with societal and stakeholder expectations may distinguish BHP from competitors and enhance our ability to raise capital, attract and retain talent, obtain permits, partner with external organisations or suppliers, or market our products to customers.

Key management actions

•	Setting the ‘tone from the top’ through Our Charter , which is central to our business and describes our purpose, values and how we measure success.

•	Implementing internal policies, standards, systems and processes for governance and compliance to support an appropriate culture at BHP, including:

•	Our Code of Conduct and BHP’s mandatory minimum performance requirements for business conduct, market disclosure and other matters

•	training on Our Code of Conduct and in relation to anti-corruption, market conduct and competition

•	ring fencing protocols to separate potentially competitive businesses within BHP

•
governance and compliance processes, including classification of sensitive transactions, as well as accounting, procurement and other internal controls, and tailored monitoring of control effectiveness

•	oversight and engagement with high-risk areas by our Ethics and Compliance function, Internal Audit and Advisory team and the Disclosure Committee

•
review and endorsement by our Ethics and Compliance function of the highest-risk transactions, such as gifts and hospitality, engagement of third parties, community donations and sponsorships above defined thresholds

•	automated counterparty and transaction screening against lists of entities subject to trade sanctions

•	our EthicsPoint anonymous reporting service, supported by an ethics and investigations framework and central investigations team

•	Continuing to enforce Our Code of Conduct via appropriate investigations and responses including disciplinary action, in addition to deployment of appropriate safety controls to prevent harm.
FY2021 insights
Our exposure to ethical misconduct risks increased in FY2021, including due to continued exploration of potential growth options in high-risk or less economically developed jurisdictions and escalating trade sanctions or equivalent measures (in particular, among China and Australia and the United States). Societal expectations have also increased – stakeholder dissatisfaction in response to other companies’ executive misconduct and failures to uphold corporate or societal values demonstrate the importance of implementing and maintaining effective preventative controls and responding to inappropriate conduct in a timely manner.

Further information

•	Our Charter and Our Code of Conduct

•	Section 2.1.15 Our conduct – EthicsPoint

•	Section 2.1 Corporate Governance Statement

•	Section 1.13.5 Health – Sexual assault and sexual harassment

•	Section 1.13.6 Ethics and business conduct
Inadequate business resilience
Risks associated with unanticipated or unforeseeable adverse events and a failure of planning and preparedness to respond to, manage and recover from adverse events (including potential physical impacts of climate change).
Examples of potential opportunities

•
Risk identification and management supports proactive, focused and prioritised deployment of resources to reduce exposure to adverse events. It may be used to inform priorities and strategies across BHP, supporting a proportionate and cost-effective response, which could provide a competitive advantage at a regional or global level.

•
Building wider organisational resilience may help us to mitigate the impacts of unforeseeable adverse events. For example, processes may be redesigned to enhance resilience to adverse events, such as pandemics.

•
Adapting to climate change across our operations and value chain could position BHP as a supplier of choice and provide competitive advantage (for example, by fulfilling our commitment to security of supply). Support for climate vulnerable communities and ecosystems may also improve our social value proposition.

Key management actions

•	Implementing Group-wide controls to enhance business resilience, including BHP’s mandatory minimum performance requirements for security, crisis and emergency management and business continuity plans.

•
Monitoring our current state of readiness (preparedness, redundancy and resilience), including through scenario analysis, to respond to and recover from adverse events to support organisational capability in our operations, functions and senior management to effectively and efficiently respond to events should they materialise.

•
Monitoring the external environment, including political and economic factors through signal monitoring, our geopolitical monitoring and public policy frameworks and our enterprise-level watch list of emerging themes, to support early identification of policy changes or adverse events for which we may need to increase preparedness.

•
Identifying security threats that could directly or indirectly impact our operations and people in countries of interest to BHP. For example, a review of BHP’s global security program was undertaken in FY2021 to better understand our security position and identify potential improvements.

•
Implementing our Climate Change Adaptation Strategy, including requiring operated assets and functions to identify and progressively assess potential physical climate change risks (including to our value chain) and build climate change adaptation into their plans, activities and investments.

FY2021 insights
Our exposure to risks associated with inadequate business resilience grew in FY2021 due to the increasing frequency and scale of crisis events, such as extreme temperatures and weather events being experienced globally and the continuing global impacts of the
COVID-19
pandemic. While the impacts on BHP have been relatively minor to date, sustained or increased geopolitical tensions, the pandemic and nationalist sentiment may exacerbate the drivers of conflict, instability and unrest, including existing inequality within and between nations. This could increase the likelihood of more significant events that can have a greater impact on our business, such as social unrest and conflict (including war and terrorism).
Further information

•	bhp.com/climate

1.16.2    Robust risk assessment and viability statement
The Board has carried out a robust assessment of BHP’s emerging and principal risks, including those that could result in events or circumstances that might threaten BHP’s business model, future performance, solvency or liquidity and reputation.
The Board has assessed the prospects of BHP over the next three years, taking into account our current position and principal risks.
The Board believes a three-year viability assessment period is appropriate for the following reasons. BHP has a two-year
budget, a five-year plan and a longer-term life of asset outlook. As highlighted in the ‘Risk factors’ section, there is considerable uncertainty in the external environment (which has been amplified by the
COVID-19
pandemic), including due to political and policy uncertainty, evolving stakeholder expectations (for example, in relation to the environment, climate change and human rights), civil unrest or reform in some countries in which we operate, continued market volatility and geopolitical tensions that could affect our ability to access key markets. This could lead to changes to our regulatory environment and stakeholder expectations of our business, increase the risk of commodity price volatility and also affect the longer-term supply, demand and price of our commodities. These factors result in variability in plans and budgets. A three-year period strikes an appropriate balance between long and short-term influences on performance.
The viability assessment took into account, among other things:

•   BHP’s commodity price protocols

•   the latest funding and liquidity update

•   the long-dated maturity profile of BHP’s debt and the maximum debt maturing in any one year

•   the flexibility in BHP’s capital and exploration expenditure programs under the Capital Allocation Framework

•   the reserve life of BHP’s minerals assets and the
reserves-to-production
life of BHP’s oil and gas assets

•   the Group-level material risk profile (including climate-related risks) and the mitigating actions available should particular risks materialise

•   any actual and further anticipated impacts of the
COVID-19
pandemic on BHP’s
two-year
budget and five-year plan

The Board’s assessment also took into account reverse stress testing of the Group’s balance sheet to determine the additional levels of debt it could support on forecast commodity prices, as well as the cyclical low price case used in monthly balance sheet stress testing. Results were compared against assessed financial impacts for all material risks recorded on the Group’s risk profile, enabling the Board to consider the resilience of the balance sheet in the context of identified threats.
In addition, the balance sheet was stress tested against three hypothetical scenarios. Each scenario modelled two or three hypothetical events, based on our principal risks, occurring simultaneously towards the start of FY2022. Scenarios were designed without regard to the effectiveness of preventative controls and reflect market, operational, and a combination of market and operational risks. The simultaneous occurrence of all four events was not considered plausible. Further details are set out in the table below.

Scenario
Principal risk	Hypothetical event	A	B	C
Operational events	Offshore well blow out involving a drilling rig that we operate in the US Gulf of Mexico		•	•
	Catastrophic failure of a tailings storage facility at an operated asset in Australia		•
Accessing key markets	Temporary physical or logistical disruption of access to key markets preventing the sale or delivery of commodities to Asia	•		•
Optimising portfolio returns and managing commodity price movements	Low commodity price environment for two years, commencing at the start of the second half of FY2022, followed by a gradual recovery by the end of the first half of FY2026	•		•
A number of our other principal risks may have impacts that are embedded in these scenarios. For example, a cyber event or attack may lead to an operational event, while responses of governments and other stakeholders to a pandemic may result in an economic slowdown and low commodity price environment. For further information on our principal risks, see the ‘Risk factors’ section.

While scenario modelling was undertaken for the duration of BHP’s five-year plan, confidence is higher in the first three years. Stress testing demonstrated the Group’s balance sheet was put under the greatest stress by Scenario C, which reflects both market and operational risks, with net debt expected to increase to approximately US$48 billion over FY2022 to FY2024 (assuming dividends would be suspended in accordance with our Capital Allocation Framework). In such circumstances, the Board considered that the Group would have a number of further mitigating actions available to it which would be expected to allow the Group to limit net debt to approximately US$30 billion over that period, including deferral of discretionary capital expenditure and divestment of certain assets. BHP would also have access to US$5.5 billion of credit through its revolving credit facility. These mitigating actions would be expected to be sufficient to support minimum investment-grade credit ratings over FY2022 to FY2024.
For the purposes of stress testing, the Board made certain key assumptions regarding management of the portfolio, the alignment of production, capital expenditure and operating expenditure with five-year plan forecasts and the alignment of prices with the cyclical low price case used in monthly balance sheet stress testing.
In making this viability statement, the Board was also mindful of other relevant factors, including key risk indicator performance, monthly balance sheet stress testing against the cyclical low price case, the assessment of the Group’s portfolio against scenarios as part of BHP’s strategy and corporate planning processes, a Board-level risk identification session to help identify key uncertainties facing the Group, and the proposed changes to the Group’s portfolio which are currently expected to complete in FY2022.
(1)
Taking account of these matters (including the assumptions) and our current position and principal risks, the Board has a reasonable expectation that BHP will be able to continue in operation and meet its liabilities as they fall due over the next three years.
1.17    Performance by commodity
Management believes the following information presented by commodity provides a meaningful indication of the underlying financial and operating performance of the assets, including equity accounted investments, of each reportable segment. Information relating to assets that are accounted for as equity accounted investments is shown to reflect BHP’s share, unless otherwise noted, to provide insight into the drivers of these assets.
For the purposes of this financial information, segments are reported on a statutory basis in accordance with IFRS 8 ‘Operating Segments’. The tables for each commodity include an ‘adjustment for equity accounted investments’ to reconcile the equity accounted results to the statutory segment results.
For a reconciliation of alternative performance measures to their respective IFRS measure and an explanation as to the use of Underlying EBITDA in assessing our performance, refer to section 4.2. For the definition and method of calculation of alternative performance measures, refer to section 4.2.1. For more information as to the statutory determination of our reportable segments, refer to note 1 ‘Segment reporting’ in section 3.
Unit costs
(2)
is one of the financial measures used to monitor the performance of our individual assets and is included in the analysis of each reportable segment.
1.17.1    Petroleum
Detailed below is financial and operating information for Petroleum comparing FY2021 to FY2020. For more detailed financial information on our Petroleum assets, refer to section 4.4.1.

Year ended 30 June US$M	2021	2020
Revenue	3,946	4,070
Underlying EBITDA	2,300	2,207
Net operating assets	7,964	8,247
Capital expenditure	994	909
Total petroleum production (Mmboe)	103	109
Average realised prices
Oil (crude and condensate) (US$/bbl)	52.56	49.53
Natural gas (US$/Mscf)	4.34	4.04
LNG (US$/Mscf)	5.63	7.26
Key drivers of Petroleum’s financial results
Price overview
Trends in each of the major markets are outlined below.
Crude oil
Our average realised sales price for crude oil for FY2021 was US$52.56 per barrel (FY2020: US$49.53 per barrel). Brent crude oil prices steadily increased through FY2021, rising from around US$40/bbl at the beginning of FY2021 to around US$75/bbl at the close. A recovery in business activity and mobility as economies reduced
COVID-19
controls has supported oil demand. Supply side curtailments from OPEC+ and capital restraint from US operators have supported oil inventories to rebalance globally. Demand is expected to continue its recovery to pre-COVID-19
levels in FY2022. The rate at which currently curtailed supply is expected to come back on-stream
is uncertain. Longer term, we believe oil will remain attractive, even under a plausible low price case, for a considerable time to come.

(1)	Refer to section 1.5 Positioning for the future, Petroleum business merger proposal and Update on our non-core coal divestment process.

(2)	For more information on Alternative Performance Measures, refer to section 4.2.

Liquefied natural gas
Our average realised sales price for LNG for FY2021 was US$5.63 per Mcf (FY2020: US$7.26 per Mcf). The Japan-Korea Marker (JKM) price for LNG performed strongly in FY2021, hitting an all-time
high in January 2021 supported by cold weather, recovery in China, high European gas prices, unplanned outages and less incremental supply coming online. Longer term, we expect the commodity to offer a combination of systematic base decline and an attractive demand trajectory, with new supply likely to be required to balance the market in the middle of this decade, or slightly later. However, gas resource is currently abundant and liquefaction infrastructure comes with large upfront costs and extended pay backs. Within global gas, LNG is expected to gain share. Against this backdrop, LNG assets advantaged by their proximity to existing infrastructure or customers, or both, in addition to being at the lower end of the emissions intensity curve, are expected to remain attractive.
Production
Total Petroleum production for FY2021 decreased by 6 per cent to 103 MMboe.
Crude oil, condensate and natural gas liquids production decreased by 6 per cent to 46 MMboe due to natural field decline across the portfolio, a highly active hurricane season in the Gulf of Mexico in the first half of the year and downtime at Atlantis, with tie-in
activity in the first half of the year and unplanned downtime in the March 2021 quarter. These impacts were partially offset by the earlier than scheduled achievement of first production from the Atlantis Phase 3 project in July 2020 and the additional working interest acquired in Shenzi, completed on 6 November 2020.
Natural gas production decreased by 5 per cent to 341 bcf, reflecting planned shutdowns at Angostura related to the Ruby tie-in,
lower gas demand at Bass Strait and natural field decline across the portfolio. The decline was partially offset by improved reliability at Bass Strait and higher domestic gas sales at Macedon.
For more information on individual asset production in FY2021, FY2020 and FY2019, refer to section 4.5.
Financial results
Petroleum revenue for FY2021 decreased by US$0.1 billion to US$3.9 billion reflecting lower production offset by higher average realised prices.
Underlying EBITDA for Petroleum increased by US$0.1 billion to US$2.3 billion. Price impacts, net of price-linked costs, increased
Underlying EBITDA by US$0.3 billion but were partially offset by the impacts of lower production of US$0.2 billion. Controllable cash costs decreased by US$43 million reflecting lower maintenance activity at our Australian assets due to
COVID-19
restrictions and lower exploration seismic activity. This was partially offset by higher workover activity at Atlantis, restructuring costs related to improving future competitiveness and increased business development activity in Mexico due to Trion progressing into pre-feasibility.
Petroleum unit costs increased by 11 per cent to US$10.83 per barrel of oil equivalent due to lower volumes and unfavourable exchange rate movements, partially offset by a reduction in price-linked costs. The calculation of petroleum unit costs is set out in the table below:

Petroleum unit costs (US$M)	FY2021	FY2020
Revenue	3,946	4,070
Underlying EBITDA	2,300	2,207

Gross costs	1,646	1,863

Less: exploration expense	296	394
Less: freight	107	110
Less: development and evaluation	196	166
Less: other (1)	(68)	131

Net costs	1,115	1,062

Production (MMboe, equity share)	103	109

Cost per Boe (US$) (2)(3)	10.83	9.74

(1)
Other includes
non-cash
profit on sales of assets, inventory movements, foreign exchange, provision for onerous lease contracts and the impact from revaluation of embedded derivatives in the Trinidad and Tobago gas contract.

(2)	FY2021 based on an exchange rate of AUD/USD 0.75.

(3)	FY2021 excludes COVID-19 related costs of US$0.27 per barrel of oil equivalent that are reported as exceptional items.
Delivery commitments
We have delivery commitments of natural gas and LNG of approximately 1.1 billion Mcf through 2031 and Crude commitments of 9 million barrels through 2024. We have sufficient proved reserves and production capacity to fulfil these delivery commitments.

We have obligation commitments of US$41 million for contracted capacity on transportation pipelines and gathering systems through FY2025, on which we are the shipper. The agreements have annual escalation clauses.
Other information
Drilling
The number of wells in the process of drilling and/or completion as of 30 June 2021 was as follows:

	Exploratory wells		Development wells		Total
	Gross	Net (1)	Gross	Net (1)	Gross	Net (1)
Australia	–	–	–	–	–	–
United States	–	–	27	9	27	9
Other (2)	–	–	5	3	5	3

Total	–	–	32	12	32	12

(1)	Represents our share of the gross well count.

(2)	Other is comprised of Trinidad and Tobago.
Petroleum
BHP’s net share of capital development expenditure in FY2021, which is presented on a cash basis within this section, was US$994 million (FY2020: US$909 million). While the majority of the expenditure in FY2021 was incurred by operating partners at our Australian and Gulf of Mexico non-operated
assets, we also incurred capital expenditure at our operated Australian, Gulf of Mexico, and Trinidad and Tobago assets.
Australia
BHP’s net share of capital development expenditure in FY2021 was US$197 million. The expenditure was primarily related to:

•	Scarborough gas field development

•	North West Shelf: Greater Western Flank 3 and Lambert Deep subsea tie back development, Karratha Gas Plant refurbishment projects and facility integrity projects

•	Bass Strait: West Barracouta subsea tie back development
Gulf of Mexico
BHP’s net share of capital development expenditure in FY2021 was US$599 million. The expenditure was primarily related to:

•	Atlantis: execution of approved development on Atlantis Phase 3 Project and Brownfield subsea tie back to existing Atlantis facility in Gulf of Mexico

•	Mad Dog: execution phase of Phase 2 development

•	Shenzi: Drilling of Shenzi North and ongoing infill drilling
Trinidad and Tobago
BHP’s net share of capital development expenditure in FY2021 was US$152 million. The expenditure was primarily related to:

•	Ruby: execution of approved development of Block 3a resources in the Ruby and Delaware reservoirs
Outlook
Production is expected to be between 99 and 106 MMboe in FY2022, reflecting a full year of the additional 28 per cent working interest acquired in Shenzi, increased production at Shenzi from infill wells and increased volumes from Ruby following first production in May 2021, offset by natural field decline across the portfolio.
Unit costs in FY2022 are expected to be between US$11 and US$12 per barrel (based on an exchange rate of AUD/USD 0.78) reflecting the expected impact of an increase in exchange rate and expected higher price-linked costs. In the medium term, we expect an increase in unit costs to be maintained at less than US$13 per barrel (based on an exchange rate of AUD/USD 0.78) primarily as a result of expected natural field decline.
Petroleum capital and exploration expenditure of approximately US$2.3 billion is planned in FY2022.

On 17 August 2021, the Group announced the proposed merger of our Petroleum assets with Woodside. On completion of the proposed transaction, BHP’s oil and gas business would merge with Woodside, and Woodside would issue new shares to be distributed to BHP shareholders, at which time it is expected that Woodside would be owned 52 per cent and 48 per cent by existing Woodside and BHP shareholders, respectively. The merger, which has a proposed effective date of 1 July 2021, is subject to confirmatory due diligence, negotiation and execution of full form transaction documents, and satisfaction of conditions precedent including shareholder, regulatory and other approvals. The Group continues to assess the full financial reporting impacts of the proposed merger. However, the preliminary terms of the merger did not provide an indicator of impairment for our Petroleum assets at 30 June 2021. The merger is expected to be completed during the first half of CY2022, at which time, we would derecognise the carrying value of our Petroleum assets, which at 30 June 2021 included, but was not limited to, property plant and equipment and closure and rehabilitation provisions of approximately US$11.9 billion and US$3.9 billion, respectively. The outlook for our expected production, unit costs and capital and exploration expenditure in FY2022 does not take into account the proposed merger with Woodside.
The comparison for the year ended 30 June 2020 to 30 June 2019 has been omitted from this Form
20-F
and can be found in our Form
20-F
for the fiscal year ended 30 June 2020, filed on 22 September 2020.
1.17.2    Copper
Detailed below is financial and operating information for our Copper assets comparing FY2021 to FY2020. For more detailed financial information on our Copper assets, refer to section 4.4.2.

Year ended 30 June US$M	2021	2020
Revenue	15,726	10,666
Underlying EBITDA	8,489	4,347
Net operating assets	26,928	25,357
Capital expenditure	2,180	2,434
Total copper production (kt)	1,636	1,724
Average realised prices
Copper (US$/lb)	3.81	2.50
Key drivers of Copper’s financial results
Price overview
Our average realised sales price for FY2021 was US$3.81 per pound (FY2020: US$2.50 per pound). Copper rode a wave of investor optimism for much of FY2021, hitting an all-time
high in May. We believe mine supply and scrap collection will both need to rise to meet demand growth in the medium term. Longer term, traditional end-use
demand is expected to be solid, while broad exposure to the electrification mega-trend offers attractive upside. Prices are expected to rise compared to historical averages in the long term due to grade decline, resource depletion, increased input costs, water constraints, rising ESG standards, and a scarcity of high-quality future development opportunities after a poor decade for industry-wide exploration. Regulatory risk is an emerging theme across the industry.
Production
Total Copper production for FY2021 decreased by 5 per cent to 1,636 kt.
Escondida copper production decreased by 10 per cent to 1,068 kt as continued strong concentrator throughput of 371 ktpd, at record levels, was more than offset by the impact of expected lower concentrator feed grade and lower cathode production as a result of a reduced operational workforce due to
COVID-19
restrictions.
Pampa Norte copper production decreased by 10 per cent to 218 kt largely due to a decline in stacking feed grade at Spence of 11 per cent, planned maintenance at Spence and the impact of a reduced operational workforce as a result of
COVID-19
restrictions partially offset by the new stream of concentrate production from the Spence Growth Option that came online in December 2020.
Olympic Dam copper production increased by 20 per cent to 205 kt, the highest annual production achieved since our acquisition in 2005, reflecting improved smelter stability and strong underground mine performance. Olympic Dam also achieved record gold production of 146 koz.
Antamina copper production increased 16 per cent to 144 kt and zinc production increased 64 per cent to a record 145 Kt, reflecting both higher copper and zinc head grades.
For more information on individual asset production in FY2021, FY2020 and FY2019, refer to section 4.5.

Financial results
Copper revenue increased by US$5.1 billion to US$15.7 billion in FY2021 due to higher average realised Copper prices offset by lower production.
Underlying EBITDA for Copper increased by US$4.1 billion to US$8.5 billion. Price impacts, net of price-linked costs, increased Underlying EBITDA by US$4.3 billion. Lower volumes decreased Underlying EBITDA by US$258 million.
Controllable cash costs increased by US$106 million, due to higher inventory drawdowns at Olympic Dam, from stronger mill and smelter performance compared to the prior period, and at Escondida to offset lower material mined during the period due to a reduced operational workforce. This was partially offset by strong cost performance at Escondida, a US$99 million gain from the optimised outcome from renegotiation of cancelled power contracts at Escondida and Spence, and favourable leach pad inventory movements at Escondida and Spence.
Non-cash
costs decreased by US$273 million due to lower deferred stripping depletion at Escondida, reflecting the planned development phase of the mines. Inflation and foreign exchange rate negatively impacted Underlying EBITDA by US$514 million which was offset by increased equity accounted investment profits attributable to Antamina of US$411 million.
Unit costs at Escondida decreased by 1 per cent to US$1.00 per pound, reflecting continued strong concentrator throughput, at record levels, as well as lower deferred stripping costs and higher by-product
credits. This also reflects a
one-off
gain from the optimisation of a settlement outcome for the cancellation of power contracts as part of a shift towards 100 per cent renewable energy at Escondida. The strong unit cost result was achieved despite the impact of unfavourable exchange rate movements, a 4 per cent decline in copper concentrate feed grade and lower cathode volumes as a result of a reduced operational workforce due to
COVID-19
restrictions. The calculation of Escondida unit costs is set out in the table below:

Escondida unit costs (US$M)	FY2021	FY2020
Revenue	9,470	6,719
Underlying EBITDA	6,483	3,535

Gross costs	2,987	3,184

Less: by-product credits	478	407
Less: freight	162	178

Net costs	2,347	2,599

Sales (kt)	1,066	1,164
Sales (Mlb)	2,350	2,567

Cost per pound (US$) (1)(2)(3)	1.00	1.01

(1)	FY2021 based on average exchange rates of USD/CLP 746.

(2)	FY2021 excludes COVID-19-related costs of US$0.03 per pound that are reported as exceptional items.

(3)	FY2021 includes a (one off) gain from the optimised outcome from renegotiation of cancelled power contracts of US$0.04 per pound.
Outlook
We expect the operating environment across our Chilean assets to remain challenging, with reductions in our on-site
workforce expected to continue in FY2022.
Total Copper production of between 1,590 and 1,760 kt is expected in FY2022. Escondida production of between 1,000 and 1,080 kt is expected in FY2022, reflecting a continuing need to catch up on mine development due to reduced material movement in FY2021, as well as uncertainty around
COVID-19
impacts. Decline in the copper grade of concentrator feed in FY2022 is expected to be approximately 2 per cent. Production at Pampa Norte is expected to increase by more than 50 per cent to be between 330 and 370 kt in FY2022, reflecting the continued
ramp-up
of the Spence Growth Option (SGO), partially offset by an expected decline in stacking feed grade at Pampa Norte of approximately 9 per cent. The ramp-up
to full production capacity at SGO is still expected to take approximately 12 months from first production in December 2020, following which Spence is currently planned to average 300 ktpa of production (including cathodes) over the first four years of operation. At Olympic Dam, production is expected to be between 140 and 170 kt in FY2022 as a result of the planned major smelter maintenance campaign and subsequent ramp-up
planned between August 2021 and February 2022.
Antamina Copper production is expected between 120 and 140 kt in FY2022.
Escondida unit costs in FY2022 are expected to be between US$1.20 and US$1.40 per pound (based on an average exchange rate of USD/CLP 727) reflecting expected lower by-product
credits, expected higher costs associated with an approximately 20 per cent increase in material mined required to catch up on mine development due to reduced material movement in FY2021 and study costs to increase optionality at Escondida longer term. This also reflects the inclusion of
COVID-19
costs (treated as an exceptional item in FY2021) and a further decline in concentrator feed grade of approximately 2 per cent. In the medium term, unit cost guidance remains unchanged at less than US$1.10 per pound (based on an exchange rate of USD/CLP 727).
The comparison for the year ended 30 June 2020 to 30 June 2019 has been omitted from this Form
20-F
and can be found in our Form
20-F
for the fiscal year ended 30 June 2020, filed on 22 September 2020.

1.17.3    Iron Ore
Detailed below is financial and operating information for our Iron Ore assets comparing FY2021 to FY2020. For more detailed financial information on our Iron Ore assets, refer to section 4.4.3.

Year ended 30 June US$M	2021	2020
Revenue	34,475	20,797
Underlying EBITDA	26,278	14,554
Net operating assets	18,663	18,400
Capital expenditure	2,188	2,328
Total iron ore production (Mt)	254	248
Average realised prices
Iron ore (US$/wmt, FOB)	130.56	77.36
Key drivers of Iron Ore’s financial results
Price overview
Iron Ore’s average realised sales price for FY2021 was US$130.56 per wet metric tonne (wmt) (FY2020: US$77.36 per wmt). Iron ore prices were elevated throughout FY2021, hitting record highs in the second half. Forces contributing to price gains included strong Chinese pig iron production, a rapid recovery in global markets excluding China and a shortage of branded fines products as some iron ore mining companies have been producing towards their lower end of guidance. Medium term, we believe China’s demand for iron ore is expected to be lower than it is today as crude steel production plateaus and the scrap-to-steel
ratio rises. In the long term, we believe prices are expected to be determined by high cost production, on a value-in-use
adjusted basis, from Australia or Brazil. Quality differentiation is expected to remain a factor in determining iron ore prices as steelmakers prefer high-quality raw materials for higher productivity and lower-emissions intensity.
Production
Total Iron Ore production increased by 2 per cent to 254 Mt.
WAIO production increased by 1 per cent to a record 252 Mt (284 Mt on a 100% basis) reflecting record production at Jimblebar and Mining Area C, which included first ore from South Flank in May 2021. This was combined with strong operational performance across the supply chain reflecting continued improvements in car dumper performance and reliability, and improved train cycle times. This was achieved despite significant weather impacts, temporary rail labour shortages due to
COVID-19
related border restrictions and the planned Mining Area C and South Flank major tie-in
activity to integrate South Flank with the Mining Area C processing hub.
Samarco production was 1.9 Mt following the recommencement of iron ore pellet production at one concentrator in December 2020. For more information on individual asset production in FY2021, FY2020 and FY2019, refer to section 4.5.
Financial results
Total Iron Ore revenue increased by US$13.7 billion to US$34.5 billion in FY2021 reflecting higher average realised prices and production.
Underlying EBITDA for Iron Ore increased by US$11.7 billion to US$26.3 billion including favourable price impacts, net of price-linked costs, of US$12.1 billion. Higher volumes increased Underlying EBITDA by US$148 million. This was partially offset by unfavourable foreign exchange impacts of US$416 million.
Other items such as inflation and
one-off
items negatively impacted Underlying EBITDA by US$63 million.
WAIO unit costs increased by 17 per cent to US$14.82 per tonne due to the impact of a 12 per cent stronger Australian dollar, higher third-party royalties related to higher iron ore prices, incremental costs relating to the ramp-up
of South Flank and higher labour costs relating to increased planned maintenance partially offset by record production and continued production improvements across the supply chain. The calculation of WAIO unit costs is set out in the table below:

WAIO unit costs (US$M)	FY2021	FY2020
Revenue	34,337	20,663
Underlying EBITDA	26,270	14,508

Gross costs	8,067	6,155

Less: freight	1,755	1,459
Less: royalties	2,577	1,531

Net costs	3,735	3,165

Sales (kt, equity share)	252,052	250,598

Cost per tonne (US$) (1)(2)	14.82	12.63

(1)	FY2021 based on an average exchange rate of AUD/USD 0.75.

(2)
FY2021 excludes
COVID-19
related costs of US$0.51 per tonne (including US$0.25 per tonne relating to operations and US$0.26 per tonne of demurrage) that are reported as exceptional items. An additional US$0.12 per tonne relating to capital projects is also reported as an exceptional item.

Outlook
WAIO production of between 246 and 255 Mt, or between 278 and 288 Mt on a 100 per cent basis, is expected in FY2022 as WAIO looks to focus on incremental volume growth through productivity improvements. We continue with our program to further improve port reliability and this includes a major maintenance campaign on car dumper one planned for the September 2021 quarter. The Yandi resource has commenced its end-of-life
ramp-down as South Flank ramps up, and this is expected to continue to provide supply chain flexibility with a lower level of production to continue for a few years.
Samarco production of between 3 and 4 Mt (BHP share) is expected in FY2022.
WAIO unit costs in FY2022 are expected to be between US$17.50 and US$18.50 per tonne reflecting updated guidance exchange rates (based on an exchange rate of AUD/USD 0.78), expected costs associated with the ramp-up
of South Flank and ramp-down of Yandi, and elevated third-party royalties. This also reflects the inclusion of
COVID-19 costs
(treated as an exceptional item in FY2021). In the medium term, unit costs have been revised to less than US$16 per tonne predominately reflecting a number of uncontrollable factors including updated guidance exchange rates (based on an exchange rate of AUD/USD 0.78), expected higher third-party royalties and forecast higher diesel prices.
The comparison for the year ended 30 June 2020 to 30 June 2019 has been omitted from this Form
20-F
and can be found in our Form
20-F
for the fiscal year ended 30 June 2020, filed on 22 September 2020.

1.17.4    Coal
Detailed below is financial and operating information for our Coal assets comparing FY2021 to FY2020. For more detailed financial information on our Coal assets, refer to section 4.4.4.

Year ended 30 June US$M	2021	2020
Revenue	5,154	6,242
Underlying EBITDA	288	1,632
Net operating assets	7,512	9,509
Capital expenditure	579	603
Total metallurgical coal production (Mt)	41	41
Total energy coal production (Mt)	19	23
Average realised prices
Metallurgical coal (US$/t)	106.64	130.97
Hard coking coal (HCC) (US$/t)	112.72	143.65
Weak coking coal (WCC) (US$/t)	89.62	92.59
Thermal coal (US$/t)	58.42	57.10
Key drivers of Coal’s financial results
Price overview
Metallurgical coal
Our average realised sales price for FY2021 was US$112.72 per tonne for hard coking coal (HCC) (FY2020: US$143.65 per tonne) and US$89.62 per tonne for weak coking coal (WCC) (FY2020: US$92.59 per tonne). Metallurgical coal prices faced by Australian producers in the free-on-board
(FOB) market were weak for most of FY2021. A spike in uncertainty regarding China’s import policy on Australia origin coals distorted the usual trade flows and had a key influence on the market. Demand outside China has been promising supported by strong recovery in the steel sector. Prices rebounded sharply towards the end of FY2021, on multi-regional supply disruptions and trade flow rebalancing. Going forward, while trade flow from Australia into China is inhibited, the metallurgical coal industry could face an uncertain and challenging period ahead. Over time, premium quality coking coals are expected to be particularly advantaged given the drive by steelmakers to improve blast furnace productivity, partly to reduce emissions intensity. We believe a wholesale shift away from blast furnace steelmaking, which requires metallurgical coal, is still decades in the future given the high cost of conversion and operation associated with alternative steelmaking technologies.
Energy coal
Our average realised sales price for FY2021 was US$58.42 per tonne (FY2020: US$57.10 per tonne). The Newcastle 6,000 kcal/kg price reached its high for the financial year in June 2021 amid strong demand and disrupted supply. Newcastle 5,500 kcal/kg coal found demand in India and North Asia given import restrictions into China. Longer term, our base case is that total primary energy derived from coal (power and non-power)
is expected to modestly grow at a compound rate slower than that of global population growth. Under deep decarbonisation scenarios, demand is expected to decline in absolute terms.
Production
Metallurgical coal production decreased by 1 per cent to 41 Mt (73 Mt on a 100 per cent basis). At Queensland Coal strong operational performance, including record production at Goonyella facilitated by record tonnes from Broadmeadow mine, was offset by significant weather impacts across most operations earlier in the year, as well as planned wash plant maintenance at Saraji and Caval Ridge in the first half of the year. At South Walker Creek, despite record stripping, production decreased as a result of higher strip ratios due to ongoing impacts from geotechnical constraints and lower yields.
Energy coal production decreased by 17 per cent to 19 Mt. NSWEC production decreased by 11 per cent to 14 Mt despite increased stripping. This decrease reflects significant weather impacts and higher strip ratios, as well as lower volumes due to an increased proportion of washed coal in response to widening price quality differentials consistent with our strategy to focus on higher quality products, and reduced port capacity following damage to a shiploader at the Newcastle port in November 2020. Cerrejón production decreased by 30 per cent to 5 Mt mainly as a result of a
91-day
strike in the first half of the year and subsequent delays to the restart of production, as well as the impact of a reduced operational workforce due to
COVID-19
restrictions.
For more information on individual asset production in FY2021, FY2020 and FY2019, refer to section 4.5.

Financial results
Coal revenue decreased by US$1.1 billion to US$5.2 billion in FY2021 due to lower average realised prices and production.
Underlying EBITDA for Coal decreased by US$1.3 billion to US$288 million including lower price impacts, net of price-linked costs, of US$0.7 billion. Lower volumes decreased Underlying EBITDA by US$168 million. Controllable cash costs increased by US$102 million driven by increased maintenance costs at Queensland Coal (earth moving equipment maintenance and shiploader maintenance at Hay Point port) as well as increased stripping volumes, which was partially offset by cost reduction initiatives at both Queensland Coal and NSWEC.
Other items including lower fuel and energy prices favourably impacted Underlying EBITDA by US$93 million, but were more than offset by US$512 million of foreign exchange losses.
Queensland Coal unit costs increased by 21 per cent to US$82 per tonne, due to the impact of a 12 per cent stronger Australian dollar, higher planned maintenance in the first half of the year, shiploader maintenance at Hay Point, and lower yields and increased stripping volumes at Poitrel and South Walker Creek. This was partially offset by lower fuel and energy costs, driven by lower diesel prices, and cost reduction initiatives.
NSWEC unit costs increased by 14 per cent to US$64 per tonne, due to the impact of a stronger Australian dollar and lower volumes as a result of significant weather impacts, higher strip ratios, an increased proportion of washed coal in response to widening price quality differentials and reduced port capacity following damage to a shiploader at the Newcastle port in November 2020. This was partially offset by lower fuel and energy costs, driven by lower diesel prices, as well as cost reduction initiatives.
The calculation of Queensland Coal’s and NSWEC’s unit costs is set out in the table below:

	Queensland Coal unit costs		NSWEC unit costs
US$M	FY2021	FY2020	FY2021	FY2020
Revenue	4,315	5,357	839	886
Underlying EBITDA	593	1,935	(169)	(79)

Gross costs	3,722	3,422	1,008	965

Less: freight	69	147	–	–
Less: royalties	330	498	66	68

Net costs	3,323	2,777	942	897

Sales (kt, equity share)	40,619	41,086	14,626	15,868

Cost per tonne (US$) (1)(2)	81.81	67.59	64.41	56.53

(1)	FY2021 based on an average exchange rate of AUD/USD 0.75.

(2)	FY2021 excludes COVID-19 related costs of US$0.91 per tonne and US$0.40 per tonne that are reported as exceptional items relating to Queensland Coal and NSWEC respectively.
Outlook
Metallurgical coal production is expected to be between 39 and 44 Mt, or 70 and 78 Mt on a 100 per cent basis, in FY2022, as we expect restrictions on coal imports into China to remain for a number of years. Production is expected to be weighted to the second half of the year due to planned wash plant maintenance in the first half of the year. Energy coal production is expected to be between 13 and 15 Mt in FY2022, reflecting the announced divestment of our interest in Cerrejón in June 2021 and that Cerrejón volumes will now be separately reported from 1 July 2021 until transaction completion.
Queensland Coal unit costs are expected to be between US$80 and US$90 per tonne (based on an average exchange rate of AUD/USD 0.78) in FY2022 as a result of expected higher diesel prices, with mine plan optimisation and efficiency uplifts expected to largely offset increased stripping requirements. We remain focused on cost reduction and productivity initiatives, however given the ongoing uncertainty regarding restrictions on coal imports into China we are unable to provide medium-term volume and unit cost guidance.
NSWEC unit costs are expected to be between US$62 and US$70 per tonne (based on an average exchange rate of AUD/USD 0.78) in FY2022 reflecting a continued focus on higher quality products, mine plan optimisation, productivity improvements and cost reduction initiatives.
The comparison for the year ended 30 June 2020 to 30 June 2019 has been omitted from this Form
20-F
and can be found in our Form
20-F
for the fiscal year ended 30 June 2020, filed on 22 September 2020.

1.17.5    Other assets
Detailed below is an analysis of Other assets’ financial and operating performance comparing FY2021 to FY2020. For more detailed financial information on our Other assets, refer to section 4.4.5.
Nickel West
Key drivers of Nickel West’s financial results
Price overview
Our average realised sales price for FY2021 was US$16,250 per tonne (FY2020: US$13,860 per tonne). The average nickel price in FY2021 was 16 per cent higher than FY2020, benefitting from positive investor sentiment amidst a strong, geographically diverse rebound in end-use
demand. An announcement by a major nickel producer during the period that it intends to convert some nickel pig iron to nickel matte in Indonesia, thereby making it suitable for use in the battery supply chain, led to a brief correction in March. Prices subsequently rebounded supported by strong demand, multi-region supply disruptions and falling London Metal Exchange stocks. Longer term, we believe that nickel will be a substantial beneficiary of the global electrification mega-trend and that nickel sulphides will be particularly attractive. This is due to their relatively lower cost of production of battery-suitable class-1
nickel than for laterites, and the favourable position of integrated sulphide operations on the emission intensity curve.
Production
Nickel West production in FY2021 increased by 11 per cent to 89 kt reflecting strong performance from the new mines and improved operational stability following major quadrennial maintenance shutdowns in the prior year.
For more information on individual asset production in FY2021, FY2020 and FY2019, refer to section 4.5.
Financial results
Higher production combined with higher average realised sales prices resulted in revenue increasing by US$356 million to US$1.5 billion in FY2021.
Underlying EBITDA for Nickel West increased by US$296 million to US$259 million in FY2021 reflecting higher prices and volumes, and lower maintenance costs following the major quadrennial shutdowns in the prior year, as well as lower contractor costs following the transition and ramp-up
of new mines. This was partially offset by unfavourable exchange rate movements and the adverse impacts of the stronger nickel price on third-party concentrate purchase costs.
Potash
Potash recorded an Underlying EBITDA loss of US$167 million in FY2021, and a loss of US$127 million in FY2020.
The comparison for the year ended 30 June 2020 to 30 June 2019 has been omitted from this Form
20-F
and can be found in our Form
20-F
for the fiscal year ended 30 June 2020, filed on 22 September 2020.
1.17.6    Impact of changes to commodity prices
The prices we obtain for our products are a key driver of value for BHP. Fluctuations in these commodity prices affect our results, including cash flows and asset values. The estimated impact of changes in commodity prices in FY2021 on our key financial measures is set out below.

	Impact on profit after taxation from Continuing operations (US$M)	Impact on Underlying EBITDA (US$M)
US$1/bbl on oil price	24	35
US¢1/lb on copper price	23	33
US$1/t on iron ore price	163	233
US$1/t on metallurgical coal price	24	35
US$1/t on energy coal price	9	13
US¢1/lb on nickel price	1	1
1.18    Other information
1.18.1    Company details and terms of reference
Refer to page i for further information.
1.18.2    Forward-looking statements
Refer to page i for further information.

Section 2
Governance at BHP
In this section:

2.1    Corporate Governance Statement
2.1.1     Chair’s letter

‘
This year BHP achieved some outstanding results, underpinned by strong operational performance and disciplined capital allocation. For the second consecutive year, there were no fatalities at our operated assets. We also created more value for shareholders and continued to contribute to the communities and partners who support our work.
’

Ken MacKenzie

Chair

Dear Shareholder,
This year BHP achieved some outstanding results, underpinned by strong operational performance and disciplined capital allocation. For the second consecutive year, there were no fatalities at our operated assets. We also created more value for shareholders and continued to contribute to the communities and partners who support our work.
Strategy and portfolio
Our purpose is to bring people and resources together to build a better world. Our objective is to deliver sustainable long-term value and returns. We do this by owning a portfolio of world-class assets in attractive commodities, operating them exceptionally well, maintaining a disciplined approach to capital allocation and being leaders in sustainability and creating social value.
We are proactively positioning the company for the future with a portfolio and capabilities that will enable us to grow long-term value – the commodities we supply are essential to the world now and in the future. We recently announced an investment of US$5.7 billion in the Jansen Stage 1 potash project in Canada, which opens up a new growth front for BHP. We also announced our intention to merge BHP’s Petroleum business with Woodside to create a top 10 independent oil and gas company with the capability to support the world’s energy needs through the energy transition.
As well as positioning our portfolio for future growth, we have also announced our intention to move from a Dual Listed Company with two parent entities, to a single company structure under BHP Ltd with a primary listing on the Australian Securities Exchange. We believe unification will make BHP more efficient and agile, and better position the company for continued performance and growth.
Culture and capability
Successful delivery of our strategy relies on workforce capability and a strong culture. We believe that supporting our people’s wellbeing, creating and promoting an inclusive and diverse environment for our people to work, and keeping them safe in the workplace is critically important. It is core to our values. In FY2021, this has taken on an even greater emphasis as our workforce and their families and communities have adapted to new ways of working as a result of the pandemic.
This year we have created a simpler Engagement and Perception Survey that runs in
100-day
culture improvement cycles. The Board regularly reviews the results of these surveys and any actions that are taken as a result. We also continue to invest in our leaders and in new talent, through programs like our BHP Operating System learning academies, Operations Services and the FutureFit Academies which have seen us recruit hundreds of new apprentices and trainees into our operations in Australia.

Board composition
In FY2021, we continued to renew our Board through our structured Board succession process. The Board regularly assesses its current skills and expected requirements for the future and uses that analysis to establish clear succession plans. In October 2020, Christine O’Reilly and Xiaoqun Clever were appointed to the Board as independent
Non-executive
Directors.
Xiaoqun Clever has more than 20 years’ experience in technology with a focus on software engineering, data and analytics, cyber security and digitalisation. She held various roles with SAP SE, Ringier AG and ProSiebenSat.1 Media SE. She currently serves on the boards of Capgemini SE, Infineon Technologies AG and Amadeus IT Group SA.
Christine O’Reilly has more than 30 years’ experience in finance, public policy and transformational strategy. She held various roles with GasNet Australia Group and Colonial First State Global Asset Management. She currently serves on the boards of Stockland Limited, Medibank Private Limited, Baker Heart and Diabetes Institute, and will join the board of Australia and New Zealand Banking Group Limited from November 2021.
We have also announced the appointment of Michelle Hinchliffe as an independent
Non-executive
Director from 1 March 2022. Ms Hinchliffe has over 30 years’ experience in KPMG’s financial services division and has spent time as a partner and member of the Board of KPMG’s Australian and UK practices. She is currently the UK Chair of Audit for KPMG and will retire from KPMG prior to her appointment.
Susan Kilsby and Anita Frew will retire as BHP Directors at the end of the 2021 Annual General Meetings (AGMs). Susan was appointed as Chair of Fortune Brands in January 2021 and Anita has joined the board of Rolls-Royce Holdings Plc and will become Chair from 1 October 2021. Both directors have stepped down due to the time commitments associated with these new chair roles. I would like to acknowledge and thank both Susan and Anita for their counsel and contribution to BHP and the Board.
We are continuing our renewal process and will look to add a further independent director in 2022.
Shareholder engagement
We are committed to communicating with our shareholders and hearing your views on the company’s performance. We do this through our AGMs, shareholder forums and investor meetings where we engage with investors on key areas of market interest.
Shareholders also have the opportunity to ask questions directly of the Chief Executive Officer, Mike Henry, through shareholder question and answer sessions webcast through BHP’s website.
The Board also engages with investors and considers their perspectives, including through independent survey results, and regularly seeks feedback from other external stakeholders, such as the Forum on Corporate Responsibility, to ensure it is considering all perspectives and effecting positive change.
Conclusion
I am proud that BHP’s people and operations have been resilient, and continued to create value for our shareholders, communities, customers, suppliers and partners.
I look forward to our upcoming AGMs and to engaging with as many shareholders as I can, institutional and retail, throughout the year to hear your views and feedback.
On behalf of the Board, thank you for your continued support.
Ken MacKenzie
Chair

2.1.2     Board of Directors and Executive Leadership Team
Board of Directors

Committee Chair	Committee member	Risk and Audit

Nomination and Governance	Remuneration	Sustainability

Ken MacKenzie BEng, FIEA, FAICD, 57 Independent Non-executive Director since September 2016. Chair since 1 September 2017.	Mike Henry BSc (Chemistry), 55 Non-independent Director since January 2020. Chief Executive Officer since 1 January 2020.

Mr MacKenzie has extensive global and executive experience and a deeply strategic approach, with a focus on operational excellence, capital discipline and the creation of long-term shareholder value. Ken has insight and understanding in relation to organisational culture, the external environment, and emerging issues related to the creation of social value.

Ken was the Managing Director and Chief Executive Officer of Amcor Limited, a global packaging company with operations in over 40 countries, from 2005 until 2015. During his 23-year career with Amcor, Ken gained extensive experience across all of Amcor’s major business segments in developed and emerging markets in the Americas, Australia, Asia and Europe. Ken currently sits on the Advisory Board of American Securities Capital Partners LLC (since January 2016) and is a part-time advisor at Barrenjoey (since April 2021).

Mr Henry has over 30 years’ experience in the global mining and petroleum industry, spanning operational, commercial, safety, technology and marketing roles.

Mike joined BHP in 2003, initially in business development and then in marketing and trading of a range of mineral and petroleum commodities based in The Hague, where he was also accountable for BHP’s ocean freight operations. He went on to hold various positions in BHP, including President Operations Minerals Australia, President Coal, President HSE, Marketing and Technology, and Chief Marketing Officer. Mike was appointed Chief Executive Officer on 1 January 2020 and has been a member of the Executive Leadership Team since 2011.

Prior to joining BHP, Mike worked in the resources industry in Canada, Japan and Australia.

Terry Bowen BAcct, FCPA, MAICD, 54 Independent Non-executive Director since October 2017.	Malcolm Broomhead AO, MBA, BE, FAICD, 69 Independent Non-executive Director since March 2010.

Mr Bowen has significant executive experience across a range of diversified industries. He has deep financial expertise, and extensive experience in capital allocation discipline, commodity value chains and strategy.

Terry was formerly Managing Partner and Head of Operations at BGH Capital and an Executive Director and Finance Director of Wesfarmers Limited. Prior to this, Terry held various senior executive roles within Wesfarmers, including as Finance Director of Coles, Managing Director of Industrial and Safety and Finance Director of Wesfarmers Landmark. Terry is also a former Director of Gresham Partners and past President of the National Executive of the Group of 100 Inc.

Terry is currently Chair of the Operations Group at BGH Capital, and a Director of Transurban Group (since February 2020), Navitas Pty Limited and West Coast Eagles Football Club.

Mr Broomhead has extensive experience as a non-executive director of global organisations, and as a chief executive of large global industrial and mining companies. Malcolm has a broad strategic perspective and understanding of the long-term cyclical nature of the resources industry and commodity value chains, with proven health, safety and environment, and capital allocation performance.

Malcolm was Managing Director and Chief Executive Officer of Orica Limited from 2001 until September 2005. Prior to joining Orica, he held a number of senior positions at North Limited, including Managing Director and Chief Executive Officer and, prior to that, held senior management positions with Halcrow (UK), MIM Holdings, Peko Wallsend and Industrial Equity.

Malcolm is currently Chair of Orica Limited (since January 2016, having served on the board since December 2015). He is also a Director of the Walter and Eliza Hall Institute of Medical Research (since July 2014).

Xiaoqun Clever Diploma in Computer Science and International Marketing, MBA, 51 Independent Non-executive Director since October 2020.	Ian Cockerill MSc (Mining and Mineral Engineering), BSc (Hons.) (Geology), AMP – Oxford Templeton College, 67 Independent Non-executive Director since April 2019.

Ms Clever has over 20 years’ experience in technology with a focus on software engineering, data and analytics, cybersecurity and digitalisation.

Xiaoqun was formerly Chief Technology Officer of Ringier AG and ProSiebenSat.1 Media SE. Xiaoqun previously held various roles with SAP SE from 1997 to 2013, including Chief Operating Officer of Technology and Innovation. Xiaoqun was formerly a member of the Supervisory Board of Allianz Elementar Versicherungs and Lebensversicherungs AG (from January 2015 to August 2020).

She is currently a Non-executive Director of Capgemini SE (since May 2019) and Amadeus IT Group SA (since June 2020) and on the Supervisory Board of Infineon Technologies AG (since February 2020). She is also a member of the Administrative Board of Cornelsen Group (since October 2019) and the Advisory Board of Nuremberg Institute for Market Decisions e.V. (since June 2019). Xiaoqun is also the Co-Founder and Chief Executive Officer of LuxNova Suisse GmbH (since April 2018).

Mr Cockerill has extensive global mining operational, project and executive experience having initially trained as a geologist.

Ian previously served as Chair of BlackRock World Mining Trust plc (from 2016 to May 2019, having served on the board since September 2013), Lead Independent Director of Ivanhoe Mines Ltd (from 2012 to June 2019, having served on the board since August 2011), and a Non-executive Director of Orica Limited (from July 2010 to August 2019) and Endeavour Mining Corporation (from September 2013 to March 2019). Ian was formerly the Chief Executive Officer of Anglo American Coal and Chief Executive Officer and President of Gold Fields Limited, and a senior executive with AngloGold Ashanti and Anglo American Group.

He is currently the Chair of Polymetal International plc (since April 2019) and a Non-executive Director of I-Pulse Inc (since September 2010). Ian is a Director of the Leadership for Conservation in Africa and is the Chair of Conservation 360, a Botswanan conservation NGO dealing with anti-poaching initiatives.

Anita Frew BA (Hons), MRes, Hon. D.Sc, 64 Independent Non-executive Director since September 2015.	Gary Goldberg BS (Mining Engineering), MBA, 62 Independent Non-executive Director since February 2020. Senior Independent Director of BHP Group Plc since December 2020.

Ms Frew has an extensive breadth of non-executive experience in diverse industries, including chemicals, engineering, industrial and finance. In particular, Anita has valuable insight and experience in the creation of value, organisational change, mergers and acquisitions, financial and non-financial risk, and health, safety and environment.

Anita was previously the Deputy Chair (from December 2014 to May 2020), Senior Independent Director (from May 2017 to December 2019) and Non-executive Director (from 2010 to May 2020) of Lloyds Banking Group plc. She also previously held the roles of Chair of Victrex Plc and Senior Independent Director of Aberdeen Asset Management Plc and IMI Plc.

Anita is currently the Chair of Croda International Plc (since September 2015, having joined the Board in March 2015). She is a Non-executive Director (since 1 July 2021) and Chair designate (commencing from 1 October 2021) of Rolls-Royce Holdings Plc.

Mr Goldberg has over 35 years of global executive experience, including deep experience in mining, strategy, risk, commodity value chain, capital allocation discipline and public policy.

Gary served as the Chief Executive Officer of one of the largest gold producers, Newmont Corporation, from 2013 until October 2019. Prior to joining Newmont, Gary was President and Chief Executive Officer of Rio Tinto Minerals, and served in executive leadership roles in Rio Tinto’s coal, gold, copper and industrial minerals businesses. Gary previously served as Vice Chair of the World Gold Council, Treasurer of the International Council on Mining and Metals, and Chair of the National Mining Association in the United States. Gary also has non-executive director experience, having previously served on the board of Port Waratah Coal Services Limited and Rio Tinto Zimbabwe.

Susan Kilsby MBA, BA, 62 Independent Non-executive Director since April 2019.	John Mogford BEng, 68 Independent Non-executive Director since October 2017.

Ms Kilsby has extensive experience in mergers and acquisitions, and finance and strategy, having held several roles in global investment banking.

From 1996 to 2014, Susan held senior executive roles at Credit Suisse, including as a Senior Advisor, and Chair of EMEA Mergers and Acquisitions. Susan also has non-executive director experience across multiple industries. She was previously the Chair of Shire plc (from 2014 to January 2019, having served on the board since September 2011) and the Senior Independent Director at BBA Aviation plc (from 2016 to 2019, having served on the Board from April 2012).

Susan is currently the Senior Independent Director of Diageo plc (since October 2019 having served on the board since April 2018), Chair of Fortune Brands Home & Security Inc (since January 2021 having served on the board since July 2015) and a Non-executive Director of Unilever plc (since August 2019) and NHS England (since January 2021).

Mr Mogford has significant global executive experience, including in oil and gas, capital allocation discipline, commodity value chains and health, safety and environment. John has also held roles as a non-executive director on a number of boards.

John spent the majority of his career in various leadership, technical and operational roles at BP Plc. He was the Managing Director and an Operating Partner of First Reserve, a large global energy focused private equity firm, from 2009 until 2015, during which he served on the boards of First Reserve’s investee companies, including as Chair of Amromco Energy LLC and White Rose Energy Ventures LLP. John retired from the boards of Weir Group Plc and one of First Reserve’s portfolio companies, DOF Subsea AS, in 2018. John is currently a Non-executive Director of ERM Worldwide Group Limited (since 2015).

Christine O’Reilly BBus, 60 Independent Non-executive Director since October 2020.	Dion Weisler BASc (Computing), Honorary Doctor of Laws, 54 Independent Non-executive Director since June 2020.

Ms O’Reilly has extensive experience in both executive and non-executive roles with deep financial and public policy expertise, as well as valuable experience in large-scale capital projects and transformational strategy. She has over 30 years’ executive experience in the financial and infrastructure sectors, including as the Chief Executive Officer of the GasNet Australia Group and as Co-Head of Unlisted Infrastructure Investments at Colonial First State Global Asset Management.

Christine served as a Non-executive Director of Transurban Group (from April 2012 to October 2020), CSL Limited (from February 2011 to October 2020) and Energy Australia Holdings Limited (from September 2012 to August 2018).

Christine is currently a Non-executive Director of Stockland Limited (since August 2018), Medibank Private Limited (since March 2014) and Baker Heart and Diabetes Institute (since June 2013), and will join the board of Australia and New Zealand Banking Group Limited from November 2021.

Mr Weisler has extensive global executive experience, including in chief executive officer and operational roles. In particular, Dion has valuable transformation and commercial experience in the global information technology sector, a focus on capital discipline, as well as perspectives on current and emerging ESG issues.

Dion served as the President and Chief Executive Officer of HP Inc. from 2015 to 2019, and continued as a Director and Senior Executive Adviser until May 2020. Dion previously held a number of senior executive roles at Lenovo Group Limited. Prior to this, Dion was General Manager Conferencing and Collaboration at Telstra Corporation, and held various positions at Acer Inc., including as Managing Director, Acer UK.

Dion is currently a Non-executive Director of Intel Corporation (since June 2020) and Thermo Fisher Scientific Inc. (since March 2017).

Stefanie Wilkinson

BA, LLB (Hons), LLM, 43

Group Company Secretary since March 2021.

Ms Wilkinson was appointed Group Company Secretary effective March 2021. Prior to joining BHP, Stefanie was a Partner at Herbert Smith Freehills, a firm she was with for 15 years, specialising in corporate law and governance for listed companies. Earlier in her career, Stefanie was a solicitor at Allen & Overy in the Middle East. Stefanie is a fellow of the Governance Institute of Australia.

Executive Leadership Team

Athalie Williams, Chief People Officer (BA (Hons), FAHRI, 51)

Ms Williams joined BHP in 2007 and was appointed Chief People Officer in January 2015. Athalie is responsible for delivering innovative people and culture strategies, programs and policies for the Group globally, and ensuring BHP has the right people and capabilities to deliver its strategy. Prior to joining BHP, Athalie was the General Manager Cultural Transformation at NAB and an organisation strategy adviser with Accenture (formerly Andersen Consulting).

Caroline Cox, Chief Legal, Governance and External Affairs Officer (BA (Hons), MA, LLB, BCL, 51)

Ms Cox was appointed Chief Legal, Governance and External Affairs Officer in November 2020. Caroline joined BHP in 2014 as Vice President Legal and was appointed Group General Counsel in 2016 and Group General Counsel & Company Secretary from March 2019. Prior to joining BHP, Caroline was a Partner at Herbert Smith Freehills, a firm she was with for 11 years, specialising in cross-border transactions, disputes and regulatory investigations.

David Lamont, Chief Financial Officer (BComm, CA, 56)

Mr Lamont was appointed Chief Financial Officer in December 2020. Prior to joining BHP David was the Chief Financial Officer of
ASX-listed
global biotech company CSL Limited. He has also held the positions of CFO and Executive Director at Minerals and Metals Group and has previously served as CFO at OZ Minerals Limited, PaperlinX Limited and Incitec Limited. David held senior roles at BHP between 2001 and 2006, including as CFO of its Carbon Steel Materials and Energy Coal businesses.

Edgar Basto, President Minerals Australia (BSc, Metallurgy, 54)

Mr Basto joined BHP in 1989 and was appointed President Minerals Australia in July 2020. Edgar is responsible for BHP’s iron ore and nickel operations in Western Australia, metallurgical and energy coal in Queensland and New South Wales, and copper in South Australia. Edgar has held key leadership roles across a range of commodities, including as Asset President of Western Australia Iron Ore (WAIO) from March 2016 and Asset President Escondida (Chile) from 2009.

Geraldine Slattery, President Petroleum (BSc, Physics, MSc, International Management (Oil & Gas), 52)

Ms Slattery joined BHP in 1994 and was appointed President Operations, Petroleum in March 2019. Geraldine has more than 25 years of experience with BHP, most recently as Asset President Conventional and prior to that in several senior operational and business leadership roles across the Petroleum business in the United Kingdom, Australia and the United States.

Johan van Jaarsveld, Chief Development Officer (B.Eng (Chem), MCom, Applied Finance, PhD (Eng), Extractive Metallurgy, 49)

Mr van Jaarsveld joined BHP in 2016 and was appointed Chief Development Officer in September 2020. Johan is responsible for strategy, acquisitions and divestments, securing early-stage growth options in future facing commodities, ventures and innovation. Prior to joining BHP, Johan held executive positions in resources and finance, including at Barrick Gold Corporation, Goldman Sachs and The Blackstone Group.

Laura Tyler, Chief Technical Officer (BSc (Geology (Hons)), MSc (Mining Engineering), 54)

Ms Tyler joined BHP in 2004 and was appointed Chief Technical Officer in September 2020. Laura has 17 years of experience with BHP, most recently as Chief Geoscientist and Asset President of Olympic Dam. Prior to joining BHP, Laura worked for Western Mining Corporation, Newcrest Mining and Mount Isa Mines in various technical and operational roles.

Ragnar Udd, President Minerals Americas (BAppSc (Mining Engineering), MEng, MBA, 49)

Mr Udd joined BHP in 1997 and was appointed President Minerals Americas in November 2020. Ragnar has held a number of senior leadership positions across BHP in operations, logistics, projects and technology, including most recently as Acting Chief Technology Officer and Asset President of BHP Mitsubishi Alliance (BMA).

Vandita Pant, Chief Commercial Officer (BCom (Hons), MBA, Business Administration, 51)

Ms Pant joined BHP in 2016 and was appointed Chief Commercial Officer in July 2019. Her global accountabilities include Marketing, Procurement, Maritime, Logistics, Global Business Services, and developing BHP’s views on global commodities markets. Prior to this role, she was Group Treasurer and Head of Europe. Prior to joining BHP, Vandita held a wide range of executive roles with ABN Amro and Royal Bank of Scotland and has lived and worked in India, Singapore, Japan and the United Kingdom.

2.1.3     BHP governance structure

The Board currently has 12 members. The Directors of BHP, along with their profiles, are listed in section 2.1.2.
The Board believes there is an appropriate combination of Executive and
Non-executive
Directors to promote shareholder interests and govern BHP effectively. The Board has fewer Executive Directors than is common for
UK-listed
companies, but its composition is considered appropriate for the Dual Listed Company structure and is in line with Australian-listed company practice.
The Board has extensive access to members of senior management who frequently attend Board meetings. Management makes presentations and engages in discussions with Directors, answers questions and provides input and perspective on their areas of responsibility. The Chief Executive Officer (CEO) is accountable to the Board for the authority that is delegated to the CEO and for the performance of the Group. The CEO works in a constructive partnership with the Board and is required to report regularly to the Board on progress. The Chief Financial Officer (CFO) also attends all Board meetings. The Board, led by the Chair, also holds discussions in the absence of management at each Board meeting.
The Chair is responsible for leading the Board and ensuring it operates to the highest governance standards. In particular, the Chair facilitates constructive Board relations and the effective contribution of all
Non-executive
Directors.
The Group Company Secretary is accountable to the Board and advises the Chair and, through the Chair, the Board and individual Directors on all matters of governance process.
The role of the Board, as set out in the
Board Governance Document,
is
to represent shareholders and promote and protect the interests of BHP in the short and long term. The Board considers the interests of the Group’s shareholders as a whole and the interests of other relevant stakeholders.
The
Board Governance Document
is a statement of the practices and processes the Board has adopted to fulfil its responsibilities. It includes the processes the Board has implemented to undertake its own tasks and activities; the matters it has reserved for its own consideration and decision-making; the authority it has delegated to the CEO, including the limits on the way the CEO can execute that authority; and guidance on the relationship between the Board and the CEO.
The matters reserved for the Board include:

•	CEO appointment and determination of the terms of the appointment

•	approval of the appointment of Executive Leadership Team (ELT) members, and material changes to the organisational structure involving direct reports to the CEO

•	strategy, annual budgets, balance sheet management and funding strategy

•	determination of commitments, capital and non-capital items, acquisitions and divestments above specified limits

•	performance assessment of the CEO and the Group

•	approving the Group’s values, Our Code of Conduct , purpose and risk appetite

•	management of Board composition, processes and performance

•
determination and adoption of documents (including the publication of reports and statements to shareholders) that are required by the Group’s constitutional documents, statute or by other external regulation

The
Board Governance Document
is
available at bhp.com/governance.

The Board has established Committees to assist it in exercising its authority, including monitoring the performance of BHP to gain assurance that progress is being made towards our purpose within the limits imposed by the Board. These Committees include the Risk and Audit Committee, the Nomination and Governance Committee, the Remuneration Committee and the Sustainability Committee. Each of these permanent Committees has terms of reference under which authority is delegated by the Board. These are available at bhp.com/governance. Reports from these Committees are set out at sections 2.1.9 to 2.1.12.
2.1.4     Board and Committee meetings and attendance
The Board meets as often as required. During FY2021, the Board met 12 times. The normal schedule, which includes Board meetings in the United Kingdom and in another global office location, was disrupted due to the impacts of the
COVID-19
pandemic. During FY2021, all Board meetings were held virtually. An additional ad hoc meeting was held in FY2021.
Members of the ELT and other members of senior management attend meetings of the Board by invitation, with the CFO attending each meeting.
Each Board Committee provides a standing invitation for any
Non-executive
Director to attend Committee meetings (rather than just limiting attendance to Committee members). Committee agendas and papers are provided to all Directors to ensure they are aware of matters to be considered.
Board and Board Committee attendance in FY2021

	Board		Risk and Audit Committee	Nomination and Governance Committee		Remuneration Committee		Sustainability Committee
Terry Bowen	12/12		11/11	4/4	(1)
Malcolm Broomhead	12/12			6/6				5/5
Xiaoqun Clever (2)	8/8		7/7
Ian Cockerill	12/12		11/11					5/5
Anita Frew	12/12		11/11			6/6
Gary Goldberg	12/12			2/2	(3)	6/6		5/5
Mike Henry	12/12
Susan Kilsby	11/12	(4)		4/4	(5)	6/6	(5)
Ken MacKenzie	12/12			6/6
Lindsay Maxsted (6)	4/4		4/4
John Mogford	12/12			4/4	(7)			5/5
Christine O’Reilly (8)	8/8		7/7	2/2		3/3	(5)
Shriti Vadera (9)	4.5/4.5	(9)		2/2		2/3	(10)
Dion Weisler	12/12					6/6
Table indicates the number of scheduled and ad hoc meetings attended and held during the period the Director was a member of the Board and/or Committee.

(1)	Terry Bowen became a member of the Nomination and Governance Committee on 2 December 2020.

(2)	Xiaoqun Clever became a member of the Board and the Risk and Audit Committee on 1 October 2020.

(3)	Gary Goldberg became a member of the Nomination and Governance Committee on 1 March 2021.

(4)
Susan Kilsby was unable to attend the Board meeting on 5 May 2021 as the meeting time was rescheduled and Susan had a pre-existing
Board commitment. Susan provided detailed comments to the Chair in advance of the meeting.

(5)	Susan Kilsby ceased being a member of the Nomination and Governance Committee on 1 March 2021, and was replaced as Chair of the Remuneration Committee by Christine O’Reilly effective 1 March 2021.

(6)	Lindsay Maxsted retired as a member of the Board and the Risk and Audit Committee on 4 September 2020.

(7)	John Mogford became a member of the Nomination and Governance Committee on 2 December 2020.

(8)
Christine O’Reilly became a member of the Board, the Risk and Audit Committee and the Remuneration Committee on 12 October 2020, and a member of the Nomination and Governance Committee on 1 March 2021.

(9)
Shriti Vadera retired as a member of the Board, the Nomination and Governance Committee and the Remuneration Committee on 15 October 2020. The October Board meeting was held over two days on 13 and 16 October, and Shriti attended the first session prior to her retirement.

(10)
Shriti Vadera was unable to attend the Remuneration Committee meeting on 23 September 2020 due to pre-existing
Board commitments. Shriti provided detailed comments to the Chair of the Committee ahead of the meeting.

2.1.5     Key Board activities during FY2021
Key matters considered by the Board during FY2021 are outlined below.

Chair’s matters	Board composition, succession planning, performance and culture
•   CEO and ELT succession

•   Committee succession

•   Board composition and succession

•   Board evaluation

•   Director training and development

•   Corporate governance updates

•   Employee indemnification policy

Strategic matters	Capital allocation (Capital Allocation Framework, capital prioritisation and development outcomes)
•   Dividend policy and dividend recommendations

•   Capital prioritisation and portfolio development options

•   Capital execution watch list

•   Capital allocation for pathways to net zero and other social value projects

	Funding (annual budgets, balance sheet management, liquidity management)	• Finance and business performance reports • Two-year budget • Funding updates

Portfolio and strategy (Group scenarios, commodity and asset review, growth options, approving commitments, capital and non-capital
items and acquisitions and divestments above a specified threshold, and geopolitical and macro-environmental impacts)

•   Growth projects and transactions

•   Commodity strategies

•   Dual Listed Company structure

•   Strategic roadmap

•   Risk Appetite Statement

•   Climate change – approval of commitments and updates on progress against commitments

•   Climate change – external landscape and risk exposure

•   Equity alternatives

•   New world trends post
COVID-19
pandemic

•   COVID-19
updates, including safety measures, wellbeing steps, workforce planning and community support

•   Samarco strategy, funding and communications

•   Strategic options for Petroleum

•   Acquisition of additional interest in Shenzi

•   Jansen Potash Project

•   Trion project and Mexico country risk update

•   Commodity price protocols

•   China strategy

•   Chile country update

•   Economic and geopolitical landscape

•   Nickel West power purchase agreement

•   Innovation and technology update

•   Minerals exploration briefing

People, culture, social value and other significant items
•   Culture and capability, including capability deep dives

•   Culture dashboard and Engagement and Perception Survey (EPS) results, including actions that will be taken based on the findings

•   Inclusion and diversity update

•   Sexual assault and sexual harassment

•   Payroll review

•   Cultural heritage review, including in relation to Project Resolution

•   Shareholder requisitioned resolutions

Monitoring and assurance matters	Includes matters and/or documents required by the Group’s constitutional documents, statute or by other external regulation
•   Investor relations reports, including investor perception survey results

•   CEO reports, including updates on safety and sustainability, financial and operational performance, external affairs, markets, people and projects

•   Risk review session

•   Non-financial
risk management

•   Tailings Storage Facility Policy

•   Approval of the CEO’s remuneration

•   Review and approval of half-year and full-year financial results

•   Review and approval of the Annual Reporting suite and Climate Change Report

•   Virtual site visits and site visit reports

•   Director evaluations

Policies and procedures
During FY2021, we transitioned to full compliance with the fourth edition of the ASX Corporate Governance Principles and Recommendations (ASX Fourth Edition) published by the ASX Corporate Governance Council.
We implemented new arrangements in line with the ASX Fourth Edition and reviewed them to ensure they remained in line with the 2018 edition of the UK Corporate Governance Code (UK Code).
In line with the ASX Fourth Edition, BHP also disclosed its Periodic Disclosure – Disclosure Controls policy, which sets out our process to verify the integrity of the periodic corporate reports we release to the market, including those that are not audited or reviewed by the external auditor (refer to section 2.1.16).
ELT succession
A critical component of succession at the Executive Leadership Team (ELT) level and below is the existence of a robust senior leadership program that operates across multiple organisational levels to build, develop, renew, recruit and promote our leaders. The Board is actively engaged and oversees the development of the senior leadership team.
On 1 December 2020, David Lamont’s appointment as Chief Financial Officer (CFO) took effect. Peter Beaven continued as CFO until 30 November 2020 to provide ongoing leadership through to David’s commencement, and supported David with handover into early CY2021.
In August 2020, the Board approved new roles and appointments on the ELT. Ragnar Udd became President Minerals Americas, effective 1 November 2020, replacing Daniel Malchuk. Daniel continued in the role until that time and left BHP at the end of CY2020. Laura Tyler commenced in the new role of Chief Technical Officer on 1 September 2020. This role is an expansion of her previous position on the ELT as Chief Geoscientist. She relinquished her role as Asset President Olympic Dam. Caroline Cox became Chief Legal, Governance and External Affairs Officer, effective 1 November 2020, replacing Geoff Healy. Geoff continued in the role until that time and left BHP at the end of CY2020. Johan van Jaarsveld commenced in the new role of Chief Development Officer on 1 September 2020.
Culture
The delivery of our strategy is predicated on our culture and capability. The Board, supported by the Committees, considers a range of qualitative and quantitative information in relation to culture at BHP and monitors and assesses culture on an ongoing basis for alignment with our strategy, purpose and values. Board and Committee papers include workforce planning in the context of
COVID-19,
EPS results, inclusion and diversity update, Risk and Audit Committee report-outs on
Our Code of Conduct
investigations, the culture and capability required to execute our strategy, and culture as a part of asset reviews. Recognising our culture cannot be measured using a single number or index, a culture dashboard was developed in FY2021 to provide the Board with an additional tool to monitor our culture. The dashboard includes simple measures to provide key signposts on the health of our culture. This data combined with the EPS results provides the Board with insight on safety, engagement and enablement. The culture dashboard will be further developed over the next year to provide insight into the execution of our strategy.
Directors also gain insights into culture through direct engagement with a cross-section of the workforce where they can gain direct feedback on a range of issues, including
COVID-19
impacts, diversity, health, safety, environment and community (HSEC) topics and social value. For more information, refer to sections 1.14, 2.1.6 and 1.12.

Climate change
Climate change is a material governance and strategic issue and is routinely on the Board agenda, including as part of strategy discussions, portfolio reviews and investment decisions, risk management oversight and monitoring, and performance against our commitments. The Sustainability Committee assists the Board in overseeing the Group’s climate change performance and governance responsibilities. The Risk and Audit Committee and Sustainability Committee assist the Board with the oversight of climate-related risk management, although the Board retains overall accountability for BHP’s risk profile. Below the level of the Board, key management decisions are made by the CEO and management, in accordance with their delegated authority.
Following discussion by the ELT and Sustainability Committee, in August 2020 the Board approved our medium-term target, Scope 3 emissions goals and the strengthening of links between executive remuneration and climate change performance measures.
For information regarding our approach to climate change and sustainability, refer to sections 1.13.7 and 1.13.1.
2.1.6     Stakeholder engagement
There are multiple ways the views of stakeholders, beyond shareholders, are brought to the Board and its Committees. For example, HSEC updates, site visits (physical and virtual where necessary) involving engagement with community members and government, and engagement with the Forum on Corporate Responsibility. In addition, the Risk and Audit Committee receives reports on engagement with regulators. It also receives reports on material litigation and disputes with third parties and complaints raised through the speak-up
hotline, EthicsPoint, which allows our workforce to raise concerns in confidence. The strategic framework, focus on social value, our purpose and Risk Appetite Statement reflect the significance of external stakeholders in decision-making.
The Annual Report includes additional information on our stakeholders, including non-governmental
organisations, how we have elicited the views of stakeholders and the outcomes of our engagements with stakeholders, in particular in relation to the Board’s decision-making. For more information, refer to sections 1.12, 1.13 and 1.14.
Shareholder engagement
Part of the Board’s commitment to high-quality governance is expressed through the approach BHP takes to engaging and communicating with our shareholders. As part of our investor relations program to facilitate effective two-way
communication with investors, the Board uses formal and informal communication channels to understand and take into account the views of shareholders. BHP provides information about itself and its governance to investors via its website at bhp.com.

Investor engagement in FY2021

Method of engagement	FY2021 activity
Chair investor meetings The Chair regularly meets with investors to discuss Board priorities and seek shareholder feedback.
Virtual meetings were held in July 2020 between the Chair and investors in Australia, the US, the UK and mainland Europe, with additional meetings held in June 2021.

The Chair also held a UK Virtual Shareholder Forum with the CEO in September 2020 to allow shareholders to ask questions in advance of the AGMs. This was arranged after consultation with the UK Shareholders’ Association and ShareSoc.

Live webcasts and Q&A sessions Provides a forum to update shareholders on results or other key announcements.
Annual and half-year results, as well as key announcements are webcast and the materials are made available on our website.

The CEO held a shareholder question and answer session in August 2020 via webcast in relation to BHP’s FY2020 performance.

Presentations and briefings Presentation materials are set out on the BHP website.	Presentations delivered relating to our climate change strategy in September 2020, cultural heritage in October 2020, decarbonising steel in November 2020 and tailings storage facilities in June 2021.

Direct engagement

Provides a conduit to enable the Board and its Committees to be up to date with investor expectations and continuously improve the governance processes of BHP.

We also engage with other capital providers, for example, through meetings with bondholders.

The CEO, CFO, senior management and Investor Relations team held virtual meetings with investors worldwide, including: Australia, Canada, Germany, Hong Kong SAR (China), Japan, Malaysia, Singapore, South Africa, Sweden, United Arab Emirates, the UK and the US. Topics covered include corporate governance and ESG matters, strategy, finance and operating performance.

We engaged with investors on cultural heritage issues, including the withdrawn shareholder resolution and our updated approach. This included a number of presentations and investor one-on-one
meetings through the first half of FY2021 to set out the detail of our approach to cultural heritage both in the Pilbara and worldwide.

We engaged regularly with the Climate Action 100+ lead investors and the broader investor group of the CA100+ on a range of decarbonisation and emissions related topics. We also engaged with the Transparency Pathway Initiative and FTSE Russell about their methodologies relating to the transition and approach to mined commodities.

The CEO had a series of meetings with the CEOs and chief investment officers of major investors globally to discuss a range of topics including decarbonisation and the criticality of minerals and metals to the transition.

In addition, we engaged with a range of ESG data providers about their methodologies and responded to enquiries on topics including cultural heritage, industry associations, thermal coal, decarbonisation, Scope 3 emissions, diversity and inclusion, tailings dams, Samarco, non-operated
joint ventures, biodiversity, water stewardship and
COVID-19.

The Risk and Audit Committee considered and oversaw management work in relation to a letter from the Institutional Investors Group on Climate Change (IIGCC) setting out ‘investor expectations for Paris-aligned accounts’.

The Remuneration Committee also engages with investors on remuneration-related matters. The Chair of the Remuneration Committee wrote an open letter to shareholders and proxy advisers in September 2020, summarising key aspects of BHP’s FY2020 remuneration outcomes and welcoming investor feedback. This letter was published on BHP’s website.

Annual General Meetings Our AGMs provide an opportunity for all investors to question and engage with the Board.
Due to
COVID-19
restrictions, the BHP Group Limited AGM for FY2020 was held as a virtual meeting and the BHP Group Plc AGM for FY2020 was held as a closed meeting.

A virtual forum for BHP Group Plc shareholders was held in September 2020 to provide an opportunity to hear from the Chair and CEO and to ask questions via a live text facility. BHP Group Plc shareholders were also invited to attend the BHP Group Limited AGM virtually.

Information on our AGMs is available at bhp.com/meetings.

We encourage shareholders to make their views known to us. Shareholders can contact us at any time through our Investor Relations team, with contact details available at bhp.com. In addition, shareholders can communicate with us and our registrar electronically.
We facilitate and encourage shareholder participation at our AGMs. These meetings provide an update for shareholders on our performance and offer an opportunity for shareholders to ask questions and vote. Before an AGM, shareholders are provided with all material information in BHP’s possession relevant to their decision on whether or not to elect or re-elect
a Director.
Proceedings at shareholder meetings are webcast live from our website. Copies of the speeches delivered by the Chair and CEO at the AGMs are released to the relevant stock exchanges and posted on our website. A summary of proceedings and the outcome of voting on the items of business are released to the relevant stock exchanges and posted on our website as soon as they are available. The External Auditor will also be available to answer questions at the AGMs.

At our AGMs in 2020, resolution 25 (a shareholder-requisitioned resolution to suspend memberships of industry associations that are involved in
COVID-19-related
advocacy that is inconsistent with the goals of the Paris Agreement) received the support of 22 per cent of votes cast.
The key messages received from engagement with shareholders include:

•	an emphasis that BHP constructively influence its trade associations to further enhance the global energy transition

•
ensuring the
COVID-19
pandemic was not used (or seen to be used) as a rationale by associations to impede progress on alignment with the Paris Agreement goals and that the economic recovery measures being considered present a unique opportunity to accelerate clean energy innovation

•
enhancing transparency on the alignment between the policy positions held by BHP and those of industry associations of which BHP is a member is important but not sufficient. If an industry association is advocating for policy changes inconsistent with the goals of the Paris Agreement, companies must take tangible action to drive consistency

We are confident our existing processes, combined with the reforms outlined below, provide strengthened oversight over industry association advocacy and will help ensure our commitment to responsible and constructive advocacy is shared by the associations of which we are a member.
Prior to the 2020 AGMs, BHP announced a series of industry association reforms, including a new set of Global Climate Policy Standards (applicable to BHP in its direct advocacy and also to the associations of which we are a member) and disclosure enhancements, such as publishing a list of material association memberships (including membership fees) on our website. Since the AGMs, BHP has continued to work to implement the reforms announced in August 2020. This has included:

•
working with the minerals sector associations of which BHP is a member in Australia (i.e. the Minerals Council of Australia (MCA) and the various state-based minerals sector associations) to develop and agree an advocacy protocol. This protocol delineates the policy areas on which the associations will advocate, having regard to their jurisdictional responsibilities

•
working with the key associations of which BHP is a member in Australia (i.e. the MCA, the various state-based minerals sector associations, the Australian Petroleum Production and Exploration Association (APPEA) and the Business Council of Australia (BCA)) to develop plans outlining their expected advocacy priorities and activities for the coming year. These plans are now available on the websites of the respective associations or will soon be available pending board approval by the relevant associations

•	implementing BHP’s new model of disclosing material departures from our Global Climate Policy Standards in ‘real time’ on the BHP website
BHP has also played an active role in shaping the policy advocacy of its industry associations. This has included working with other members to:

•	change the American Petroleum Institute’s position on methane regulation and carbon pricing

•	update the APPEA’s climate change policy principles (which now call for Australia to achieve net zero emissions by 2050)

•	enable the BCA to provide in-principle support for the Climate Change (National Framework for Adaptation and Mitigation) Bill 2020 that was introduced before the Australian Parliament in November 2020
We will be conducting our next industry association review in CY2022. Consistent with BHP’s culture of continuous improvement, we will work to strengthen the review process. More information on our approach to industry associations is available at bhp.com.

Workforce engagement
Our global workforce is the foundation of our business and we believe supporting the wellbeing of our people and promoting an inclusive and diverse culture are vital for maintaining a competitive advantage. The Board considers effective workforce engagement a key element of its governance and oversight role.
The Board has arrangements in place for managing workforce engagement. The Board and its Committees receive information related to the workforce through a range of channels, including direct engagement at Board and Committee meetings and site visits, the Employee Perception Survey (EPS) findings, culture dashboard insights, gender pay gap reports and updates from the Chief Executive Officer and the Chief People Officer.
Alongside section 1.14, the table below further describes the ways the Board engaged with our workforce in FY2021 and how workforce considerations impacted key decisions.
Having reviewed these workforce engagement arrangements in FY2021, the Board considers these arrangements to be effective as they enable the Board to hear first-hand from a cross-section of the workforce and to engage with them interactively (e.g. during site visits and Board and Committee meetings), with the opportunity to consider the feedback received in subsequent Board discussions.

Engagement practice	Description
Site visits
Directors participated in site visits (many of these were virtual in FY2021 due to
COVID-19
travel restrictions) to engage directly with a cross-section of the workforce.

These engagements deliberately included a cross-section of staff in various regions and provide insight into matters that are front of mind for Directors and the workforce.

For more information, refer to section 2.1.9.

Board and Committee meetings	Directors hear from employees, up to several levels below the CEO, at each Board and Committee meeting. Topics raised by employees include the health and safety of our people, culture, ethics and compliance, workforce relations, sexual assault and sexual harassment, response to
COVID-19,
our purpose, social value, conduct concerns and diversity.

EthicsPoint	Members of our workforce are able to raise matters of concern through our
24-hour
speak-up
helpline, EthicsPoint (refer to sections 1.13.6 and 2.1.15). This helps to ensure Board oversight of culture and management response to serious conduct contrary to
Our Charter
and
Our Code of Conduct
.

Employee survey results and culture dashboard
Metrics from the EPS and culture dashboard provide Directors with insight into our culture and areas of focus, including where we are lagging in certain measures.

The EPS was redesigned in FY2021 to include more targeted questions and a new survey platform to provide leaders with greater insight into the key metrics related to safety, engagement and enablement, which were identified as critical foundations for our performance culture. The culture dashboard was also developed in FY2021 to provide key signposts on the health of our culture.

Management engagement through webcasts, Q&A sessions and emails	Management regularly engages with the workforce through a range of formal and informal channels, including webcasts, live Q&A sessions and emails from the CEO and other ELT members. Live Q&A sessions were particularly helpful in providing an opportunity for employees to ask questions of our leaders and receive responses in real time.

2.1.7     Director skills, experience and attributes
Overarching statement of Board requirements
The BHP Board will be diverse in terms of gender, nationality, geography, age, personal strengths and social and ethnic backgrounds. The Board will comprise Directors who have proven past performance and the level of business, executive and non-executive
experience required to:

•	provide the breadth and depth of understanding necessary to effectively create long-term shareholder value

•	protect and promote the interests of BHP and its social licence to operate

•	ensure the talent, capability and culture of BHP to support the long-term delivery of our strategy
Attributes and commitment to role
All Directors are expected to comply with
Our
Code of Conduct,
act with integrity, lead by example and promote the desired culture.
The Board believes each
Non-executive
Director has demonstrated the attributes of sufficient time to undertake the responsibilities of the role; honesty and integrity; and a preparedness to question, challenge and critique throughout the year through their participation in Board meetings, as well as the other activities that they have undertaken in their roles.
In accordance with provision 15 of the UK Code, during FY2021 the Board considered Ken MacKenzie’s appointment as a part-time adviser at Barrenjoey and approved it on the basis that it did not consider it adversely impacted his role or commitment to BHP. In particular, the Board noted it was not an executive role and Mr MacKenzie committed to the Board that BHP would remain Mr MacKenzie’s number one priority. It was also agreed that Barrenjoey will not advise BHP and that Mr MacKenzie himself will not advise on transactions or advise BHP competitors or our significant customers or suppliers.
Skills matrix
The Board skills matrix identifies the skills and experience the Board needs for the next period of BHP’s development, considering BHP’s circumstances and the changing external environment as referred to above.
The Board collectively possesses all the skills and experience set out in the skills matrix, and each Director satisfies the Board requirements and attributes discussed above. For more information on the individual skills and attributes of the Directors, refer to section 2.1.2.

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

Oil and gas Senior executive who has deep technical and operational oil and gas experience with a large company operating in multiple countries; successfully led production operations that have delivered consistent and sustaining levels of high performance (related to cost, returns and throughput); successfully led exploration projects with proven results and performance; delivered large capital projects that have been successful in terms of performance and returns; and a proven record in terms of health, safety and environmental performance and results.	2

Global experience Global experience working in multiple geographies over an extended period of time, including a deep understanding of and experience with global markets, and the macro-political and economic environment.	10

Strategy Experience in enterprise-wide strategy development and implementation in industries with long cycles, and developing and leading business transformation strategies.	11

Risk Experience and deep understanding of systemic risk and monitoring risk management frameworks and controls, and the ability to identify key emerging and existing risks to the organisation.	12

Commodity value chain expertise End-to-end value or commodity chain experience – understanding of consumers, marketing demand drivers (including specific geographic markets) and other aspects of commodity chain development.	8

Financial expertise

Extensive relevant experience in financial regulation and the capability to evaluate financial statements and understand key financial drivers of the business, bringing a deep understanding of corporate finance, internal financial controls and experience probing the adequacy of financial and risk controls.
12 (1)

Relevant public policy expertise Extensive experience specifically and explicitly focused on public policy or regulatory matters, including ESG (in particular climate change) and community issues, social responsibility and transformation, and economic issues.	5

Health, safety, environment and community Extensive experience with complex workplace health, safety, environmental and community risks and frameworks.	10

Technology Recent experience and expertise with the development, selection and implementation of leading and business transforming technology and innovation, and responding to digital disruption.	5

Capital allocation and cost efficiency Extensive direct experience gained through a senior executive role in capital allocation discipline, cost efficiency and cash flow, with proven long-term performance.	11

(1)
Twelve Directors meet the criteria of financial expertise outlined above. The Risk and Audit Committee Report contains details of how its members meet the relevant legal and regulatory requirements in relation to financial experience.

Board skills and experience: Climate change
Board members bring experience from a range of sectors, including resources, energy, finance, technology and public policy. The Board also seeks the input of management and other independent advisers. This equips them to consider potential implications of climate change on BHP and its operational capacity, as well as understand the nature of the debate and the international policy response as it develops. In addition, there is a deep understanding of systemic risk and the potential impacts on our portfolio.
The Board has taken measures designed to ensure its decisions are informed by climate change science and expert advisers. The Board seeks the input of management (including Dr Fiona Wild, our Vice President Sustainability and Climate Change) and other independent advisers. In addition, our Forum on Corporate Responsibility (which includes Don Henry, former CEO of the Australian Conservation Foundation and Changhua Wu, former Greater China Director, the Climate Group) advises operational management teams and engages with the Sustainability Committee and the Board as appropriate.
For more information, refer to section 1.13.7.

2.1.8    Board evaluation
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
An evaluation was conducted during the year in accordance with this process. More information is provided below.
Director review
In FY2021, an assessment was conducted of Directors’ performance with the assistance of an external service provider (Lintstock). Lintstock does not have any other connection with the Group or individual Directors.
The assessment of Directors focused on the contribution of each Director to the work of the Board and its Committees, and the expectations of Directors as set out in BHP’s governance framework. In addition, the assessment focused on how each Director contributes to Board cohesion and effective relationships with fellow Directors, commits the time required to fulfil their role and effectively performs their responsibilities. Directors were asked to comment on areas where their fellow Directors contribute the greatest value and on potential areas for development. With the introduction of virtual Board and Committee meetings (as a consequence of
COVID-19
health and safety protocols), the assessment also focused on the effectiveness of the Board’s virtual interactions.
Lintstock provided feedback received to the Chair, which was then discussed with Directors. Feedback relating to the Chair was discussed with the Chair by the Senior Independent Director. As a result of these outcomes, the review supported the Board’s decision to endorse those Directors standing for re-election.
Committee assessments
Following an assessment of its work, each Committee concluded that it had met its terms of reference in FY2021.
External Board review
The Board conducted an external evaluation in FY2019 using Consilium Board Review, which considered Board, Committee and Chair effectiveness, and assessed the Directors’ contributions. The review was concluded in FY2020 and the Nomination and Governance Committee considered the status of implementation of the review findings in FY2021.
In accordance with the UK Code, the Board intends to conduct an external Board review in FY2022.
2.1.9    Nomination and Governance Committee Report
Role and focus
The Nomination and Governance Committee oversees and monitors renewal and succession planning, Board and Director performance evaluation, Director training and development, and advises and makes recommendations on the Group’s governance practices.
More information on the role and responsibilities of the Nomination and Governance Committee can be found in its terms of reference, which are available at bhp.com/governance.
Committee activities in FY2021 included:
Succession planning processes

•	Implementation of the skills and experience matrix

•	Identification of suitable Non-executive Director candidates

•	Board and Committee succession

•	Partnering with search firms regarding candidate searches
Evaluation and training

•	Board evaluation and Director development

•	2021 training and development program

•	Director induction
Corporate governance practices

•	Independence of Non-executive Directors

•	Authorisation of situations of actual or potential conflict

•	Crisis management

Policy on inclusion and diversity
The Board and management believe diversity is required to meet our purpose and strategy, which is outlined in section 1.4. Diversity is key to ensuring the Board and its Committees have the right blend of perspectives so that the Board oversees BHP effectively for shareholders. In FY2021, we adopted an Inclusion and Diversity Position Statement, which sets out our diversity policy in relation to the Board, senior management and our workforce, and our priorities to accelerate the development of a more inclusive work environment and enhanced overall workplace diversity. The Inclusion and Diversity Position Statement is available at
bhp.com/careers/diversity-and-inclusion/our-approach/
and is summarised in section 1.12.
As described in our Inclusion and Diversity Position Statement, our aspiration is to achieve gender balance on our Board, among our senior executives and across our workforce by CY2025. Our aspiration includes a fixed target of maintaining the level of Board diversity above 33 per cent, which we achieved last year and we continue to maintain. We therefore satisfy the guidance of having at least 30 per cent of Directors of each gender in accordance with the ASX Fourth Edition and the target set by the Hampton-Alexander Review in the United Kingdom for all FTSE 100 Boards to have at least 33 per cent female representation by the end of CY2020.
We also welcome the final Parker Report into ethnic diversity of UK boards and continue to seek additional ethnic diversity on our Board and throughout BHP. Our Board meets the target of having ‘at least one Director of colour by 2021’ as recommended by the Parker Review.
In accordance with the UK Code, our gender diversity among senior management (defined as the ELT plus the Company Secretary and their direct reports) was 36 per cent.
Part of the Board’s role continues to be to consider and approve BHP’s measurable objectives for workforce diversity each financial year and to oversee our progress in achieving those objectives. For more information, including our progress against our FY2021 measurable objectives and our employee profile more generally, refer to section 1.12.
Board appointments and succession planning
When considering new appointments, the Board’s Nomination and Governance Committee takes the following approach:

Step 1: Rigorous approach	BHP adopts a structured and rigorous approach to Board succession planning and oversees the development of a diverse pipeline. Succession plans consider both unforeseen departures as well as the orderly replacement of current members of the Board. When considering succession planning and a diverse pipeline of talent, the Nomination and Governance Committee considers Board diversity, size, tenure and the skills, experience and attributes needed to effectively govern and manage risk within BHP.

Step 2: Continuous approach	This process is continuous and for
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
and section 2.1.7.

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
Non-executive
Directors.
A copy of the terms of appointment for
Non-executive
Directors is available at
bhp.com/governance.

Senior management succession
A robust senior management succession process is also conducted to ensure pipeline stability for critical roles. A talent deep dive is conducted by the Board at least once a year to evaluate these pipelines, including the diversity of the pipeline.
Senior management succession is viewed from a five-year perspective that considers the readiness of successors across time horizons, contexts and future capability demands. Select Board members are involved in the interview process for executive-level appointments one level below the CEO, and occasionally for roles two levels below the CEO. Appropriate checks are undertaken before appointing a member of the ELT. BHP has a written agreement with each ELT member setting out the terms of their appointment. For more information about CEO and ELT succession, refer to sections 2.1.1 and 2.1.5.
External recruitment specialists
The Committee retained the services of external recruitment specialists. Russell Reynolds and MWM Consulting assisted with
Non-executive
Director candidate searches during FY2021. These recruitment specialists do not have any connection with the Group or any Director.
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
Training and development in FY2021

Area	Purpose	FY2021 activity
Briefings and development sessions	Provide each Director with a deeper understanding of the activities, environment, key issues and direction of the assets, along with HSEC and public policy considerations.	• Strategy day with the ELT • Strategy presentation from external presenter • Climate change sessions • Briefing on ESG issues from senior investor representative • Innovation and Technology

Site visits	Briefings on the assets, operations and other relevant issues and meetings with key personnel. During FY2021, a number of site visits were held virtually due to
COVID-19
	travel restrictions, but where possible, some Directors also participated in physical site visits.	• Olympic Dam • Legacy assets • Pilbara • Jansen Potash Project • Petroleum Offshore • Nickel West • Western Australia Iron Ore
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
The Board has adopted a policy that it uses to determine the independence of its Directors. This determination is carried out upon appointment, annually and at any other time where the change in circumstances of a Director warrant reconsideration. The Board confirms that it considers all of the current
Non-executive
Directors, including the Chair, to be independent of management and free from any business relationship or other circumstance that could materially interfere with the exercise of objective, unfettered or independent judgement.
A copy of the policy on Independence of Directors is available at bhp.com/governance.
Tenure
At the end of FY2021, Malcolm Broomhead, who was appointed in March 2010, had served on the Board for more than nine years. In light of the retirement of both Susan Kilsby and Anita Frew at the end of the 2021 AGMs, the Board has requested that Mr Broomhead seek re-election
at the 2021 AGMs for a further year. Mr Broomhead would step down from the Sustainability Committee and Nomination and Governance Committee following the AGMs but remain on the Board. The Board supports Mr Broomhead’s re-election
given his extensive knowledge of BHP and the mining and resources sector and the proposed corporate transaction that the Group is undertaking at this time. The Board does not believe his tenure interferes with his ability to act in the best interests of BHP. The Board believes he continues to demonstrate strong independence of character and judgement, and has not formed associations with management (or others) that might compromise his ability to exercise independent judgement or act in the best interests of the Group. The Board has been undergoing a process of renewal and, recognising the importance of continuity on the Board and Mr Broomhead’s expertise, considers his continued service to be in the best interests of shareholders.
Relationships and associations
Some of the Directors hold or have previously held positions in companies that BHP has commercial relationships with. Those positions and companies are listed in the Director profiles in section 2.1.2 and in past Annual Reports. The Board has assessed the relationships between the Group and the companies in which our Directors hold or held positions and has concluded that the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or their ability to act in the best interests of BHP.
For example, Mr Broomhead was a Director of Orica Limited (a company BHP has commercial dealings with) during FY2021, and Mr Cockerill was also a Director of Orica until August 2019. Orica provides commercial explosives, blasting systems and mineral processing chemicals and services to the mining and resources industry, among others. Mr Cockerill was appointed to the Orica Board in 2010 (prior to his appointment to the BHP Board) and Mr Broomhead was appointed to the Orica Board in 2016 (after his appointment to the BHP Board). At the time of Mr Broomhead’s appointment to the Board of Orica, and at the time of Mr Cockerill’s appointment to the Board of BHP, the BHP Board assessed the relationship between BHP and Orica and determined (and remains satisfied) that Mr Broomhead and Mr Cockerill were (and Mr Broomhead remains during FY2021) able to apply objective, unfettered and independent judgement and to act in the best interests of BHP.
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
2.1.10     Risk and Audit Committee Report
Role and focus
The Risk and Audit Committee (RAC) oversees and monitors financial reporting, other periodic reporting, external and internal audit, capital management, and risk (including effectiveness of the systems of risk management and internal control).
More information on the role and responsibilities of the Risk and Audit Committee can be found in its terms of reference, which are available at bhp.com/governance.

UK committee membership requirements
The Board is satisfied that Terry Bowen meets the criteria for recent and relevant financial experience as outlined in the UK Code, the competence in accounting and auditing as required by the Financial Conduct Authority (FCA) Disclosure Guidance and Transparency Rules and the audit committee financial expert requirements under the US Securities and Exchange Commission Rules. In addition, he is the Board’s nominated ‘audit committee financial expert’ for the purposes of the US Securities and Exchange Commission Rules.
The Board is satisfied that the members of the Committee as a whole have competence relevant to the mining sector for the purposes of the FCA Disclosure Guidance and Transparency Rules. The Board is also satisfied that the Committee meets the independence criteria under Rule
10A-3
of the Exchange Act. For information on Committee members’ qualifications, which include competence relevant to the mining sector, refer to section 2.1.2.
Committee activities in FY2021 included:
Integrity of Financial Statements and funding matters

•	Accounting matters for consideration, materiality limits, half-year and full-year results

•	Sarbanes-Oxley Act of 2002 (SOX) compliance

•	Financial governance procedures

•	Funding, loans and guarantees updates
External auditor and integrity of the audit process

•	External audit report

•	Management and external auditor closed sessions

•	Audit plan, review of performance and quality of service

•	External auditor independence and non-audit services
Effectiveness of systems of internal control and risk management

•	Material risk reports and consideration of approach to emerging risks

•	Group risk profile and monitoring performance against risk appetite through key risk indicators

•	Internal audit reports, annual internal audit plan and review of performance of the Internal Audit and Advisory team

•	Ethics and Investigations reports including on sexual harassment, compliance reports, and grievance and investigation processes
Risks of climate change and its potential impacts on measurement in the financial statements

•	Climate change financial statement disclosures

•	Climate change considerations in key judgements and estimates

•	Consistency between narrative reporting on climate risks with the accounting assumptions
Other governance matters

•	Samarco dam failure provision, closure and rehabilitation provision

•	Disputes and litigation updates

•	Closure, rehabilitation and reserves updates
Fair, balanced and understandable
The RAC confirmed its view to the Board that BHP’s 2021 Annual Report taken as a whole is fair, balanced and understandable. For the Board’s statement on the Annual Report, refer to the Directors’ Report in section 2.3.
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

CEO and CFO assurance
For the FY2021 full year and half year, the CEO and CFO have certified that in their opinion, BHP’s financial records have been properly maintained and the FY2021 Financial Statements present a true and fair view of our financial condition and operating results and are in accordance with accounting standards and applicable regulatory requirements.
The CEO and CFO have also certified to the Board that this opinion was formed on the basis of a sound system of risk management and internal control and the system is operating efficiently and effectively. The RAC considered these certifications when recommending the Financial Statements to the Board for approval.
Significant issues
In addition to the Group’s key judgements and estimates disclosed throughout the FY2021 Financial Statements, the Committee also considered the following significant issues relating to financial reporting:
Divestment of interests in certain of the Group’s assets
The Committee examined management’s review of impairment triggers and potential impairment charges for certain of the Group’s assets that were subject to divestment processes throughout the year. While the processes were underway, prior to receipt of bids, considerations were consistent with the approach to the Group’s other long-term assets as presented below.
The Committee concurred with management’s conclusion on significant impairments recognised in relation to New South Wales Energy Coal and Cerrejón, including associated deferred tax assets.
The Committee also reviewed other potential Financial Statements impacts, including classification and disclosure as assets held for sale and Discontinued operations.
Conclusions from these reviews are reflected in notes 3 ‘Exceptional items’, 13 ‘Impairment of non-current
assets’ and 31 ‘Investments accounted for using the equity method’ in section 3.
Carrying value of other long-term assets
The assessment of carrying values of long-term assets uses a number of significant judgements and estimates.
The Committee examined management’s review of impairment triggers and potential impairment charges or reversals for the Group’s cash generating units.
Specific consideration was given to market conditions for the Group’s commodities, including the impacts of climate change, along with key assumptions underpinning asset valuations. Assumptions include the most recent short, medium and long-term price forecasts, expected production volumes and updated development plans, operating and capital costs, discount rates and other market indicators of fair value.
The Committee concurred with management’s conclusion on the significant impairment recognised in relation to the Group’s Potash assets, including associated deferred tax assets, and that no impairment reversals were appropriate.
The results of the Olympic Dam impairment assessment were reviewed and the Committee concurred with management that no impairment was required.
Conclusions from these reviews are reflected in note 13 ‘Impairment of non-current
assets’ in section 3.
Climate change in financial reporting
While the Group’s understanding of evolving climate risks continues to develop, the potential financial implications, along with appropriate disclosure, are an area of focus for the Committee.
The Committee was informed of and acknowledged global trends, including increased disclosure within financial statements and more broadly. Specifically, the Committee considered a request from the Institutional Investors Group on Climate Change (IIGCC) for Paris-aligned financial statements and disclosure of material climate risks and the potential impacts to financial statements.
The Committee considered financial statement disclosures and how the Group’s greenhouse gas emissions reduction commitments and climate change scenarios, including those aligned with the Paris Agreement goals, are reflected in the Group’s key judgements and estimates used in the preparation of the Group’s FY2021 finance statements. This included consideration of portfolio impacts, demand for the Group’s commodities and associated price outlooks, costs of decarbonisation and Scope 3 emissions considerations. Specific focus was also given to the potential impact on impairment assessments and the expected timing and cost of closure activities.
The Committee reviewed the approach proposed by management to provide additional disclosure in relation to the potential financial statement impacts of climate change, including under a Paris-aligned 1.5°C scenario.
The Committee, recognising the evolving nature of climate change risks and responses, concluded that climate change has been appropriately considered by management in key judgements and estimates and concurred with the disclosures proposed by management.
For more information, refer to the Basis of Preparation in section 3 and the Climate change risk factor in section 1.16.

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
Samarco’s provisions and contingent liabilities
The Committee reviewed updates to matters relating to the Samarco dam failure, including developments on existing and new legal proceedings, judicial reorganisation and changes to the estimated costs of remediation and compensation.
BHP Brasil’s loss from Equity Accounted Investments includes impairments arising from working capital funding provided to Samarco and revisions to the Samarco dam failure and Germano decommissioning provisions during the year ended 30 June 2021.
Potential direct financial impacts to BHP Brasil
The Committee considered:

•	changes to the estimated cost of remediation and compensatory programs under the Framework Agreement

•	developments in existing and new legal proceedings, including judicial reorganisation, on the provision related to the Samarco dam failure and related disclosures

•	the provisions recognised and contingent liabilities disclosed by BHP Brasil or other BHP entities
Based on currently available information, the Committee concluded that the accounting for the equity investment in Samarco, the provision recognised by BHP Brasil (including the decommissioning of the Germano tailings dam complex) and contingent liabilities disclosed in the Group’s Financial Statements are appropriate.
For more information, refer to note 4 ‘Significant events – Samarco dam failure’ in section 3.
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
Specific consideration was given to ongoing and recently completed study, survey and characterisation activity, changes to current cost estimates and the expected timing of closure activities. The Committee concluded that the assumptions and inputs for closure and rehabilitation cost estimates were reasonable and the related provisions recorded were appropriate.
For more information, refer to note 15 ‘Closure and rehabilitation provisions’ in section 3.
Impact of amended accounting standards and changes to accounting policies
The Group implemented the IFRS Interpretations Committee agenda decision ‘Income Taxes – Multiple tax consequences of recovering an asset’ on a retrospective basis. The Committee reviewed management’s analysis of the accounting outcomes, including the recognition of goodwill relating to Olympic Dam.
In addition, the Committee considered and approved the early adoption, for FY2021, of further amendments to certain accounting standards relating to interest rate benchmark reforms.
For more information, refer to note 39 ‘New and amended accounting standards and interpretations and changes to accounting policies’ in section 3.
Impact of
COVID-19
The Committee considered the impacts of the global
COVID-19
pandemic on the Group’s FY2021 financial reporting, including the recognition and disclosure of costs incurred by the Group that are directly attributable to
COVID-19.
The Committee concluded that the disclosure of costs directly attributable to
COVID-19
was appropriate. For more information, refer to note 3 ‘Exceptional items’ in section 3.

United Kingdom (UK) Financial Reporting Council (FRC) reviews
Audit Quality Review of the audit of the Company’s 2019 Financial Statements
During 2020, the Audit Quality Review Team (AQRT) from the UK FRC undertook a review of KPMG LLP’s (KPMG) audit of BHP Group Plc’s financial statements for the year ended 30 June 2019. KPMG were the auditors of BHP Group prior to Ernst & Young (EY). There were no key findings arising from the AQRT’s review. The review findings, which were not considered to be significant, were discussed with KPMG. The company made EY aware of the actions that KPMG had proposed to implement had they still been the auditors of the company and if similar circumstances were to prevail.
Review of BHP Group’s Annual Report and Accounts
The UK FRC carried out a review of the Group’s published Annual Report and Accounts for the year ended 30 June 2020. This review considered compliance with reporting requirements and, given the inherent limitations of the review, provided no assurance that the Annual Report and Accounts were correct in all material respects. There were no exchanges of substantive correspondence as a result of this review and the FRC confirmed, based on the review performed, it had no questions or queries that it wished to raise.
External Auditor
The RAC manages the relationship with the External Auditor on behalf of the Board. It considers the independence and reappointment of the External Auditor each year, as well as remuneration and other terms of engagement and makes a recommendation to the Board.
Audit tender and transition
BHP confirms that during FY2021, it was in compliance with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014.
Consistent with the UK and EU requirements in regard to audit firm tender and rotation, the Committee conducted an audit tender process during FY2017 to appoint a new external auditor to replace KPMG, resulting in the appointment of EY in 2019.
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
Non-audit
services
Although the External Auditor does provide some
non-audit
services, the objectivity and independence of the External Auditor are safeguarded through restrictions on the provision of these services with some services prohibited from being undertaken.

Pre-approved
services
The RAC has adopted a policy entitled ‘Provision of Audit and Other Services by the External Auditor’ covering the RAC’s pre-approval
policies and procedures to maintain the independence of the External Auditor, which reflects the requirements for External Auditors contained in the Ethical Standards published by the UK Financial Reporting Council.
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
In addition, the RAC did not approve any services during the year ended 30 June 2021 pursuant to paragraph (c)(7)(i)(C) of Rule
2-01
of SEC Regulation
S-X
(provision of services other than audit).
Fees paid to BHP’s external auditor during FY2021 for audit and other services were US$15.5 million, of which 77 per cent comprised audit fees (including in relation to SOX matters), 11 per cent for audit-related fees and 12 per cent for all other fees. No fees were paid in relation to tax services. Details of the fees paid are set out in note 36 ‘Auditor’s remuneration’ in section 3.
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
The RAC assists the Board with the oversight of risk management, although the Board retains accountability for BHP’s risk profile. In addition, the Board requires the CEO to implement a system of control for identifying and managing risk. The Directors, through the RAC, review the systems that have been established, regularly review the effectiveness of those systems and monitor that necessary actions have been taken to remedy any significant failings or weaknesses identified from that review. The RAC regularly reports to the Board to enable the Board to review our Risk Framework at least annually to confirm that the Risk Framework continues to be sound and that BHP is operating with regard to the risk appetite set by the Board. A review was undertaken during FY2021, resulting in refinements to BHP’s Risk Framework. For more information, refer to section 1.9.

Internal Audit
The Internal Audit function is carried out by the Internal Audit and Advisory team (IAA). IAA provides assurance on whether risk management, internal control and governance processes are adequate and functioning. The Internal Audit function is independent of the External Auditor. The RAC evaluates and, if thought fit, approves the terms of reference of IAA, the staffing levels and its scope of work to ensure it is appropriate in light of the key risks we face. It also reviews and approves the annual internal audit plan and monitors and reviews the effectiveness of the internal audit activities.
The RAC approves the appointment and dismissal of the Group Assurance Officer and assesses their performance, independence and objectivity. During FY2021, the Group Assurance Officer reported directly to the RAC, and functional oversight of IAA was provided by the Chief Legal, Governance and External Affairs Officer.
Effectiveness of systems of internal control and risk management (RAC and Board)
In delegating authority to the CEO, the Board has established CEO limits, outlined in the
Board Governance Document
. Limits on the CEO’s authority require the CEO to ensure there is a system of control in place for identifying and managing risk in BHP. Through the RAC, the Directors regularly review these systems for their effectiveness. These reviews include assessing whether processes continue to meet evolving external governance requirements.
The RAC oversees and reviews the internal controls and risk management systems (including procedures, processes and systems for, among other things, budgeting and forecasting, provisions, financial controls, financial reporting and reporting of reserves, compliance, preventing fraud and serious breaches of business conduct and whistle-blowing procedures, protecting information and data systems, and operational effectiveness of the Business RAC structures). Any material breaches of
Our Code of Conduct
, including breaches of our anti-bribery and corruption requirements, as well as any material incidents reported under our ‘speaking up with confidence’ requirements are reported quarterly to the RAC by the Chief Compliance Officer. These reports are then communicated to the Board through the report-out
process.
During FY2021, management presented an assessment of the material risks facing BHP and the level of effectiveness of risk management over the material business risks. The reviews were overseen by the RAC, with findings and recommendations reported to the Board. In addition to considering key risks facing BHP, the Board assessed the effectiveness of internal controls over key risks identified through the work of the Board Committees.
Having carried out a review during FY2021, the Board is satisfied with the effectiveness of risk management and internal control systems.
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
Under the supervision and with the participation of our management, including our CEO and CFO, the effectiveness of BHP’s internal control over financial reporting was evaluated based on the framework and criteria established in Internal Controls – Integrated Framework (2013), issued by the Committee of the Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that internal control over financial reporting was effective as at 30 June 2021. There were no material weaknesses in BHP’s internal controls over financial reporting identified by management as at 30 June 2021.
BHP has engaged our independent registered public accounting firm, EY, to issue an audit report on our internal control over financial reporting for inclusion in the Financial Statements section of the Annual Report and the Annual Report on Form
20-F
as filed with the Securities Exchange Commission (SEC).
There were no changes in our internal control over financial reporting during FY2021 that materially affected or were reasonably likely to materially affect our internal control over financial reporting. This included
COVID-19,
which only had a minor impact on internal controls over financial reporting in relation to the number and nature of controls that were impacted.
During FY2021, the RAC reviewed our compliance with the obligations imposed by SOX, including evaluating and documenting internal controls as required by section 404 of SOX.

Management’s assessment of disclosure controls and procedures
Management, with the participation of our CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at 30 June 2021. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial
information required to be disclosed by BHP, including in the reports it files or submits under the Exchange Act, is recorded, processed, summarised and reported on a timely basis. This information is accumulated and communicated to BHP’s management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Based on the evaluation, management (including the CEO and CFO) concluded that, as at 30 June 2021, our disclosure controls and procedures are effective in providing that reasonable assurance.
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
2.1.11    Sustainability Committee Report
Role and focus
The Sustainability Committee oversees and monitors material HSEC matters, including the adequacy of the Group’s HSEC Framework and HSEC Management Systems, and the Group’s HSEC reporting and performance. This includes consideration of existing HSEC issues, such as climate, safety and Indigenous and human rights, as well as emerging areas of HSEC risk for the Group.
More information on the role and responsibilities of the Sustainability Committee can be found in its terms of reference, which are available at bhp.com/governance.
HSEC Framework
The Group’s HSEC Framework consists of:

•	the Sustainability Committee, which is responsible for assisting the Board in overseeing the adequacy of the Group’s HSEC Framework and HSEC Management Systems (among other things)

•	the Board Governance Document , which establishes the remit of the Board and delegates authority to the CEO, including in respect of the HSEC Management Systems

•
the HSEC Management Systems, established by management in accordance with the CEO’s delegated authority. The HSEC Management Systems provide the processes, resources, structures and performance standards for the identification, management and reporting of HSEC risks and the investigation of any HSEC incidents

•	a robust and independent internal audit process overseen by the RAC, in accordance with its terms of reference

•	independent advice on HSEC matters, which may be requested by the Board and its Committees where deemed necessary in order to meet their respective obligations
Our approach to sustainability is reflected in
Our Charter
, which defines our values, purpose and how we measure success, and in our sustainability performance targets, which define our public commitments to HSEC. HSEC considerations are also taken into account in employee and executive remuneration. For more information, refer to Sustainability in section 1.13 and section 2.2.
Committee activities in FY2021 included:
Assurance and adequacy of HSEC Framework and HSEC Management Systems

•	Key HSEC risks, including tailings storage facility failure, climate change related risks, fatalities, aviation and underground fire or explosion

•	Asset deep dives providing updates on key HSEC matters and HSEC performance

•	Audit planning and reporting on HSEC risks and processes

•	Review of the HSE function and Group HSE Officer
Compliance and reporting

•	Compliance with HSEC legal and regulatory requirements and updates on key legal and regulatory changes

•	Sustainability reporting, including consideration of processes for preparation and assurance provided by EY

•	Modern Slavery Statement

•	Social value metrics
Performance

•	Performance of BHP on HSEC matters, including cultural heritage, community relations, emissions targets, closure and rehabilitation, biodiversity, and human rights

•	Monitoring against the FY2018–FY2022 HSEC performance targets and goals

•	Performance outcomes under the HSEC performance targets and setting targets for FY2021

Other governance matters

•	Training and development of Committee members

•	Updates to the Committee’s terms of reference
Members of the Sustainability Committee also participated in several site visits during FY2021. Where not limited by
COVID-19
travel restrictions, these were
in-person
site visits, but otherwise were attended virtually. During these site visits, Committee members received briefings on HSEC matters and the management of material HSEC risks, and met with key personnel. These visits offer access to a diverse cross-section of the workforce from frontline through to the leadership team, including, where possible, risk and control owners.
For information on the key areas of focus for the Committee, management and the HSE and Community functions, refer to section 1.13.
Sustainability disclosures
The Sustainability Committee oversees the preparation and presentation of sustainability disclosures by management. This year, BHP has again included material sustainability content in this Annual Report. The Sustainability Committee reviewed and recommended to the Board the approval of these disclosures in section 1.12 and 1.13, along with the FY2021 Modern Slavery Statement. These disclosures identify our targets for HSEC matters and our performance against those targets. Our targets rely on fact-based measurement and quality data, and reflect a desire to move BHP to a position of industry leadership.
Our sustainability reporting, including additional case studies and a databook of key ESG and sustainability data is available at bhp.com.
For information on our material exposure to environmental and social risks and how we manage or intend to manage those risks, refer to sections 1.9 and 1.16.
2.1.12    Remuneration Committee Report
Role and focus
The Remuneration Committee oversees and monitors remuneration policy and practices (including the adoption of incentive plans and levels of reward for the CEO and other ELT members), compliance with applicable requirements associated with remuneration matters and the review, at least annually, of remuneration by gender.
More information on the role and responsibilities of the Remuneration Committee can be found in its terms of reference, which are available at bhp.com/governance.
UK committee membership requirements
Christine O’Reilly was appointed Chair of the Remuneration Committee with effect from 1 March 2021. She served on the Committee from her appointment to the Board in October 2020, which provided an appropriate transition to become Chair. She has relevant skills and experience, including her former appointment as a member of the Human Resources and Remuneration Committee of CSL Limited. She therefore satisfies the position in the UK Code that the incoming Chair should have served on a remuneration committee for at least 12 months.
Committee activities in FY2021 included:
Remuneration of the ELT and the Board

•	Remuneration of the CEO, other ELT members and the Group Company Secretary

•	Remuneration arrangements for new ELT members

•	The impact of the COVID-19 pandemic on remuneration

•	Performance measures, performance levels and incentive award outcomes

•	Long-Term Incentive Plan sector peer group review

•	Chair fees
Other remuneration matters

•	Workforce remuneration, policies, practices and engagement

•	Remuneration by gender

•	Annual remuneration report

•	Shareholder engagement

•	Corporate Governance Code provisions compliance

•	Shareplus enrolment update

Other

•	Induction, training and development program

•	Board Committee procedures, including closed sessions

•	Update of the Committee terms of reference
The Sustainability Committee and the RAC assist the Remuneration Committee in determining appropriate HSEC and financial metrics, respectively, to be included in senior executive scorecards and in assessing performance against those measures.
For more information on the Committee’s work, refer to the Remuneration Report in section 2.2.
2.1.13    Risk management governance structure
Identifying and managing risk are central to achieving our purpose. For information on our approach to risk and risk governance, including the role of the BHP Board and its Committees, refer to section 1.9.
2.1.14    Management
Below the level of the Board, key management decisions are made by the CEO, the ELT, management committees and members of management who have delegated authority.
Management committees consider BHP’s risks and controls. Strategic risks (threats and opportunities) arising from changes in our business environment are regularly reviewed by the ELT and discussed by the Board.
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
Our Charter
values.
A performance evaluation was conducted for all members of the ELT during FY2021. For the CEO, the performance evaluation was led by the Chair of the Board on behalf of all the
Non-executive
Directors, and was discussed with the Remuneration Committee.

2.1.15     Our conduct
Our Code of Conduct and Our Charter
Our Code of Conduct (Our Code)
is based on
Our Charter
values.
Our Code
sets out standards of behaviour for our people and includes our policies on speaking up, anti-bribery and corruption.
Our
Code
and
Our Charter
are accessible to all our people and external stakeholders
at bhp.com.
BHP’s EthicsPoint
We have mechanisms in place for anyone to raise a query about
Our Code
, or make a report if they feel
Our Code
has been breached.
EthicsPoint is our system for reporting misconduct and can be used by employees, contractors and external stakeholders, including members of the public to raise concerns about misconduct that has either happened to them or they have witnessed. Reports can be raised in EthicsPoint directly, via an employee or contractor’s line leader or via the
24-hour,
multilingual call service. Reporters of misconduct can choose to raise their concern anonymously.
Reports received are assigned by the Ethics Team to an investigator, line leader or team for investigation or resolution as appropriate, in accordance with internal policy and process documents. The reporting and investigations processes are transparent and summary information is accessible to all BHP employees via BHP’s intranet.
All reports received in EthicsPoint are reviewed and categorised by the Ethics Team. Once categorised, reports are assigned in accordance with internal policy and processes to an investigator, line leader or appropriate team for resolution. The processes for reporting and investigation are transparent and BHP employees and contractors can access this information via BHP’s intranet. External stakeholders can access this via the BHP website.
Reports raised via EthicsPoint provide valuable insight into culture and organisational learning. All significant
Code of Conduct
matters and key trends from investigations are reported to the RAC. These are then reported to the Board as part of its report-out
as set out in section 2.1.5. The most serious breaches of
Our Code
are also reported to the Integrity Working Group, which is accountable for oversight of the operational effectiveness of the Investigations Framework, including oversight of investigations completed by the Central Investigations team. The Integrity Working Group is chaired by the Chief Compliance Officer and comprises of a number of senior leaders across BHP.
2.1.16     Market disclosure
We have disclosure controls in place for periodic disclosures, including the Operational Review, our results announcements, debt investor documents (such as the prospectus for the Euro or Australian Medium Term Notes) and Annual Report documents, which must comply with relevant regulatory requirements.
More information about these verification processes can be found in the Periodic Disclosure – Disclosure Controls document available at bhp.com.
To safeguard the effective dissemination of information, we have developed mandatory minimum performance requirements for market disclosure, which outline how we identify and distribute information to shareholders and market participants and sets out the role of the Disclosure Committee in managing compliance with market disclosure obligations. In addition, where an announcement is determined to be material by the Disclosure Committee, the Board receives a copy promptly after it has been made. Where BHP gives a new and substantive investor or analyst presentation, it releases a copy of the presentation materials on the ASX Market Announcements Platform ahead of the presentation.
In response to
COVID-19,
we have introduced extra monitoring and disclosure controls. These have included: increasing the regularity and breadth of information gathered from management (including the Finance, Supply, Marketing, Legal, and Operational teams); more regular updates to the Disclosure Committee; and more regular discussions with UBS (our corporate broker in the UK), as well as our Investor Relations team. This enables BHP to assess the materiality of developments and stay across market expectations, dynamics and emerging best practice.
A copy of the market disclosure and communications document is available at bhp.com/governance.
Copies of announcements to the stock exchanges on which BHP is listed, investor briefings, Financial Statements, the Annual Report and other relevant information can be found at bhp.com
.
To receive email alerts of news releases, subscribe at bhp.com.

2.1.17     Conformance with corporate governance standards
Our compliance with the governance standards in our home jurisdictions of Australia and the United Kingdom, and with the governance requirements that apply to us as a result of our New York Stock Exchange (NYSE) listing and our registration with the Securities Exchange Commission (SEC) in the United States is summarised in this Corporate Governance Statement, the Remuneration Report, the Directors’ Report and the Financial Statements.
The UK Code (available at frc.org.uk) and the ASX Principles and Recommendations (available at
asx.com.au
) require the Board to consider the application of the relevant corporate governance principles, while recognising departures from those principles are appropriate in some circumstances. The Board considers that during FY2021 it applied the Principles and complied with the provisions set out in the 2018 edition of the UK Code and complied with the ASX Fourth Edition, with no exceptions.
Our Appendix 4G, which summarises our compliance with the ASX Fourth Edition is available at bhp.com/governance.
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
Under NYSE rules, foreign private issuers such as BHP are required to disclose any significant ways our corporate governance practices differ from those followed by US companies under the NYSE corporate governance standards. After a comparison of our corporate governance practices with the requirements of Section 303A of the NYSE-Listed Company Manual followed by US companies, a significant difference was identified:

•
Rule
10A-3
of the Exchange Act requires NYSE-listed companies to ensure their audit committees are directly responsible for the appointment, compensation, retention and oversight of the work of the External Auditor unless the company’s governing law or documents or other home country legal requirements require or permit shareholders to ultimately vote on or approve these matters. While the RAC is directly responsible for remuneration and oversight of the External Auditor, the ultimate responsibility for appointment and retention of the External Auditor rests with our shareholders, in accordance with UK law and our constitutional documents. However, the RAC does make recommendations to the Board on these matters, which are reported to shareholders.

Compliance with the UK Code This table describes how BHP has applied the Principles of the UK Code
Board leadership and our purpose

•   Long-term sustainable success – we believe we put the long-term sustainable success of BHP at the centre of what we do (sections 1.6 and 1.14).

•   Purpose, values, strategy and culture – we renewed our purpose in FY2019 to better capture the aspirations of all our stakeholders (sections 1.6, 1.14, 1.13, 2.1.5 and 2.1.7).

•   Performance measurement and control framework (section 4.8).

•   Responsibilities to shareholders and stakeholders (sections 1.14, 1.12 and 2.1.6).

•   Workforce policies and practices (sections 1.6.2, 1.14, 1.12 and 2.1.6).

Composition, succession and evaluation

•   Appointments and succession planning – we have a rigorous process in place for Board appointments and to consider succession having regard to diversity of gender, social and ethnic backgrounds and personal strengths (section 2.1.9).

•   Skills matrix – we have an appropriate mix of skills, experience and knowledge on the Board and in 2018 revised our skills matrix (section 2.1.7). Section 2.1.9 provides information on tenure and Board renewal.

•   Director review – reviews are undertaken on the contribution of each Director to the work of the Board and its Committees, the expectations of Directors as specified in BHP’s governance framework and the performance of Directors. The review confirmed that each Director continues to contribute effectively (section 2.1.8).

Division of responsibilities

•   Chair of the Board – the Chair leads the Board and is responsible for its effectiveness and the effective contribution from all
Non-executive
Directors (section 2.1.3).

•   Board composition – the Board operates effectively with the appropriate balance of executives and non-executives
and believes the roles of the Chair and the CEO should be separated (section 2.1.3).

•   Non-executive
Directors have sufficient time to meet their responsibilities – when we appoint new Directors we ensure they have sufficient time to undertake their responsibilities and are able to offer challenge, strategic guidance and specialist advice (sections 2.1.2 and 2.1.7).

•   Time and resources – the Board ensures it has the necessary time, resources, policies and processes in place as part of its evaluation process (sections 2.1.3 and 2.1.8).

Audit Risk and Internal Control

•   Internal and external audit independence – we understand the importance of ensuring these lines of defence remain independent (section 2.1.10).

•   Fair balanced and understandable – the Board presents a fair balanced and understandable assessment of BHP’s position and prospects (section 2.1.10).

•   Management and oversight of risk – our risk and control environment is monitored and overseen by the Risk and Audit Committee. The Board, Risk and Audit Committee, and Sustainability Committee considered emerging and principal risk during the year (sections 1.9, 2.1.5, 2.1.10 and 2.1.11).

Remuneration

•   Policies and practices – remuneration is designed to support our strategy and long-term sustainable success (section 2.2).

•   Formal and transparent procedure – we have formal and transparent procedures in place, and routinely engage with investors for their feedback (section 2.2 and ‘Shareholder engagement’ in section 2.1.6).

•   Use of discretion – we have used discretion to adjust the formulaic remuneration outcomes (section 2.2).

2.1.18     Additional UK disclosure
The information specified in the UK FCA Disclosure Guidance and Transparency Rules, DTR 7.2.6, is located elsewhere in this Annual Report. The Directors’ Report in section 2.3 provides cross-references to where the information is located.
This Corporate Governance Statement was current and approved by the Board on 2 September 2021 and signed on its behalf by:
Ken MacKenzie
Chair
2 September 2021
2.2     Remuneration Report
In this section
This Remuneration Report describes the remuneration policies, practices, outcomes and governance for the KMP of BHP.
BHP’s DLC structure means that we are subject to remuneration disclosure requirements in the United Kingdom and Australia. This results in some complexity in our disclosures, as there are some key differences in the requirements and the information that must be disclosed. For example, UK requirements give shareholders the right to a binding vote on the remuneration policy every three years and as a result, the remuneration policy needs to be described in a separate section in the Remuneration Report. Our remuneration policy is set out in section 2.2.2. In Australia, BHP is required to make certain disclosures for KMP as defined by the Australian Corporations Act 2001, Australian Accounting Standards and IFRS.
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
After due consideration, the Committee has determined the KMP for FY2021 comprised the following roles: all
Non-executive
Directors, the CEO, the Chief Financial Officer, the President Minerals Australia, the President Minerals Americas, and the President Petroleum.
The following individuals have held their positions and were KMP for the whole of FY2021, unless stated otherwise:

•	Mike Henry, CEO and Executive Director

•	Edgar Basto, President Minerals Australia

•	Peter Beaven, Chief Financial Officer (to 30 November 2020)

•	David Lamont, Chief Financial Officer (from 1 December 2020)

•	Daniel Malchuk, President Minerals Americas (to 31 October 2020)

•	Geraldine Slattery, President Petroleum

•	Ragnar Udd, President Minerals Americas (from 1 November 2020)

•	Non-executive Directors - see ‘Remuneration for Non-executive Directors’ in section 2.2.3 for details of the Non-executive Directors, including dates of appointment or cessation (where relevant)

Abbreviation	Item
AGM	Annual General Meeting

CDP	Cash and Deferred Plan

CEO	Chief Executive Officer

DEP	Dividend Equivalent Payment

DLC	Dual Listed Company

ELT	Executive Leadership Team

GHG	Greenhouse Gas

HSEC	Health, Safety, Environment and Community

IFRS	International Financial Reporting Standards

KMP	Key Management Personnel

KPI	Key Performance Indicator

LTIP	Long-Term Incentive Plan

MAP	Management Award Plan

MSR	Minimum Shareholding Requirement

ROCE	Return on Capital Employed

STIP	Short-Term Incentive Plan

TSR	Total Shareholder Return

2.2.1     Annual statement by the Remuneration Committee Chair
‘The Committee believes the remuneration outcomes for FY2021 are aligned with BHP’s performance and the experience of shareholders, and are also fair in terms of the wider context of global circumstances.’
Dear Shareholders,
I am pleased to introduce BHP’s Remuneration Report for the financial year to 30 June 2021, my first as Chair of BHP’s Remuneration Committee. During FY2021, the Committee continued its focus on achieving remuneration outcomes that fairly reflect the performance of BHP and the contribution of our employees, and which are aligned to the interests of shareholders and other key stakeholders.
During FY2021,
COVID-19
has remained a significant source of uncertainty across the world. While the emergence and deployment of successful vaccines is reason for optimism, the pandemic continues to have widespread impacts on lives, society and the global economy. In the face of this, BHP employees have operated in line with our purpose and values, working effectively to keep the business performing strongly, and keeping each other safe.
Our approach
Our Charter
sets out our values, placing health and safety first, upon which the Remuneration Committee places great weight in the determination of performance-based remuneration outcomes for BHP executives.
Our Charter
also sets out our purpose, our strategy and how we measure success. The Committee is guided by
Our Charter
and aims to support our executives in taking a long-term approach to decision-making in order to build a sustainable and value-adding business.
The Committee is focused on having and applying a remuneration policy and approach that supports the Group’s strategy and enables us to attract, retain and motivate the executives in different geographies critical to delivering the best outcomes for all BHP stakeholders. In addition, as BHP is a global organisation, the Committee is cognisant of the need to navigate the priorities and expectations of multiple jurisdictions.
Our policy and approach to remuneration remains unchanged; however, we continue to strive for simplification in our programs. We were pleased to again receive strong support for our remuneration policy at the 2020 AGMs, with over 95 per cent voting ‘for’ the Remuneration Report, and, on average, over 96 per cent support over the past five years. The Committee and the Board continue to incorporate shareholder feedback into our deliberations on pay to ensure it supports BHP’s strategy.
Remuneration policy
FY2021 represents the second year of application of the revised remuneration policy, which was approved by shareholders at the 2019 AGMs with almost 94 per cent of votes in favour. We believe the policy is serving stakeholders well. The key changes approved in 2019 for the CEO, which took effect from 1 July 2019, were:

•	a change in the balance of incentive arrangements comprising:

•	a significantly reduced LTIP grant size of 200 per cent of base salary (on a face value basis), down from 400 per cent

•
a rebalancing to a CDP award with a longer term focus than the former STIP. The CDP outcome is delivered one-third
as a cash award, with
two-thirds
delivered in equity, as
two-year
and five-year deferred share awards each of equivalent value to the cash award. This aligns participants’ incentive remuneration with performance over the short, medium and long-term

•	this rebalancing from LTIP to CDP reduced the leverage in the overall pay arrangements resulting in a 12 per cent reduction in the maximum remuneration for a year

•
a significant reduction in the pension contribution rate to 10 per cent of base salary, down from 25 per cent (noting the estimated workforce average is approximately 11.5 per cent of base salary). As a result of this change, fixed remuneration for the CEO role was reduced by 12 per cent and overall target remuneration reduced by 4 per cent

•	the introduction of a two-year post-retirement shareholding requirement for the CEO
A consequence of the transition to the revised remuneration policy is that the FY2021 single total figure of remuneration for the CEO under UK requirements requires disclosure of the total amount of the CDP award earned during FY2021 (i.e. irrespective that some elements of the CDP award are deferred and five-year deferred shares were not a feature of the former STIP), together with the full amount of the pre-existing
LTIP award vesting at the end of FY2021, which was granted in 2016 when the CEO was President Operations, Minerals Australia (i.e. when the LTIP award size was double the current grant size). This legacy consequence of remuneration policy transition will continue each year through to FY2024.
The Committee strives to implement the remuneration policy in a considered way. We test the CEO’s remuneration against CEO roles in other global companies of similar complexity, size, reach and industry. The remuneration also reflects the CEO’s responsibilities, location, skills, performance, qualifications and experience. This detailed benchmarking ensures BHP’s executive remuneration packages are competitive enough to attract and retain talented executives, without being excessive. External benchmarking shows the CEO’s target remuneration package is below the average for similar global companies. Importantly, a significant portion of the CEO’s target remuneration package can only be realised as actual remuneration if performance targets are met.
In addition, the CEO’s remuneration is deliberately tied to the performance of the business, with the majority of the remuneration package intended to be delivered in BHP equity, not cash. The CEO also has a minimum shareholding requirement of five times pre-tax
base salary, which continues for two years post-retirement. This aligns the CEO to the experience of BHP’s shareholders.

Business performance
Given the strong link at BHP between executive remuneration and performance, I am pleased to be able to report BHP has performed strongly across a wide range of areas in FY2021.
Our people have continued their focus on safety. Our global safety improvement programs are progressing well and our safety leading indicators have continued a strong positive trend underpinning the current safety performance. We have now had over two and a half years without a fatality at our operated assets and we continue to focus on fostering a culture of respect and ensuring our workplace is safe at all times.
We have delivered strong underlying operational performance during the year, with record volumes achieved at Western Australia Iron Ore, Goonyella and Olympic Dam, and Escondida maintained average concentrator throughput at record levels. We successfully achieved first production at four major development projects: South Flank, Spence Growth Option, Atlantis Phase 3 and Ruby, all of which were delivered on or ahead of schedule and on budget. We have also progressed significant strategic initiatives during FY2021, including preparing for the investment in Jansen Stage 1, pursuing a merger of our Petroleum business with Woodside, and unifying our corporate structure.
We have made strong progress on actions required to meet our commitments to reduce operational GHG emissions. We have established significant renewable power supply agreements for our Kwinana nickel refinery, Queensland Coal operations, and Escondida and Spence copper mines. We have established emissions reduction partnerships with three major steelmakers in China and Japan whose combined output equates to around 10 per cent of global steel production. In shipping, we have also taken a number of actions to help reduce emissions in our value chain: awarded the world’s first liquified natural gas fuelled bulk carriers contract and took part in a successful marine biofuel trial.
With respect to
COVID-19,
we remain vigilant and will continue with social distancing and hygiene practices, and other additional protocols as appropriate to protect our workforce and communities. Our Australian operations have effectively managed the rapidly changing environment relating to interstate travel and border access. In Chile, the operating environment is expected to continue to be challenging. The Remuneration Committee is proud of the way BHP’s employees have continued to collaborate to solve problems and support each other and their communities.
Despite the challenges the
COVID-19
pandemic has presented, in FY2021 BHP has again not needed to furlough any employees without pay, did not seek any government assistance, and did not raise additional equity. In addition, BHP’s strong, safe operational performance through this year, together with strong profitability, enabled the Board to announce record dividends for FY2021. This continues the delivery of strong and consistent returns to shareholders.
Activities of the Committee
I would like to thank all members of the Remuneration Committee for their contributions during the past year. In particular, I would like to express my appreciation to my predecessor as Chair, Susan Kilsby, who has provided strong leadership and guidance during her term, as BHP navigated one of the most tumultuous periods in our history.
A key element of the Committee’s work during the year was the remuneration implications of changes to the BHP ELT, with a number of appointments and departures taking place. David Lamont, Edgar Basto and Ragnar Udd join Mike Henry and Geraldine Slattery as Executive KMP for the purposes of this Remuneration Report, and Peter Beaven and Daniel Malchuk departed BHP having been Executive KMP during FY2021. Information on remuneration arrangements for David, Edgar and Ragnar and the departure arrangements for Peter and Daniel is set out in ‘Arrangements for KMP leaving and joining the Group’ and ‘Executive KMP remuneration table’ in section 2.2.3.
Other key decisions and activities of the Committee during FY2021 included:

•	considering remuneration for members of the ELT and the Group Company Secretary

•	setting targets for and reviewing outcomes against performance measures and conditions of relevant incentive plans, including the Committee considering its discretion over FY2021 plan outcomes

•	reviewing the fee for the BHP Chair, which remains unchanged

•	commencing early preparations for the re-approval of the remuneration policy at the 2022 AGMs

•	reviewing and adopting changes and improvements flowing from regulatory requirements and guidance, which in turn helps us improve our processes and approaches

•	engaging with shareholders and other key stakeholders

•	undertaking regular reviews of workforce engagement, workforce remuneration and related policies, remuneration by gender and the annual Shareplus enrolment

FY2021 CDP
The scorecard against which Mike Henry’s annual performance as BHP’s CEO is assessed comprises stretching performance measures, including HSEC, financial and individual performance elements. For FY2021, the Remuneration Committee has assessed the CEO’s performance and determined a CDP outcome of 115 per cent, against the target of 100 per cent (and the maximum of 150 per cent).
These outcomes took into account BHP’s strong HSEC performance during the year, with no fatalities recorded, and good progress against our Fatality Elimination Program. We also saw positive progress against our climate change targets, which were expanded and strengthened for FY2021 from prior years, and our progress in the management of priority tailings storage facilities was pleasing.
As previously mentioned,
Our Charter
sets out our values, placing health and safety first, upon which the Remuneration Committee places great weight in determining performance-based remuneration outcomes for BHP executives. Good progress has been made at BHP through significant efforts since 2018 to address sexual assault and sexual harassment in the workplace, and completion of work to implement controls has been incorporated into the FY2022 CDP HSEC scorecard. The Committee considers that the efforts to address the risk of sexual assault and sexual harassment could have been further accelerated through stronger coordination of work streams and integrated planning. Accordingly, the Committee has exercised its discretion to make a downwards adjustment to the HSEC outcome of the CDP scorecard by 10 per cent from an initial 33 per cent to a final outcome of 30 per cent out of a target of 25 per cent. This downwards adjustment was applied to the CEO and all other ELT members.
Financial and operating performance was strong, even after fully eliminating the very positive impacts of commodity prices during the year, particularly for iron ore. Accordingly, performance was better than the stretching targets set at the commencement of the year.
While the
COVID-19
pandemic continued to impact BHP, society and the global economy, the Group maintained continuity of operations while keeping employees healthy and safe. Despite this, as occurred in FY2020, there were costs and other impacts of
COVID-19
to BHP’s financial results for FY2021. The direct costs have been recorded as an exceptional item in the Financial Statements, as they were in FY2020. Nevertheless, the Committee concluded that, to the extent the
COVID-19
related costs were higher than those included in the approved budget, they should flow through to the financial measures for CDP scorecard purposes, thereby reducing the remuneration outcome for executives from what they would have otherwise been. The Committee considered this was appropriate in light of the global impacts of the
COVID-19
pandemic. The CDP outcome for the financial measure was 60 per cent out of a target of 50 per cent.
The Committee also considered Mike’s performance against his individual objectives. These included projects and initiatives in respect of performance (material improvement in the system that supports exceptional performance), social value (long-term growth in value and returns for all stakeholders), people (right people, right skills, coming together in the right way to support exceptional performance) and portfolio (progress on our strategic objectives to create a winning portfolio and set BHP up for the next 20 years). The Committee considered Mike’s performance against his individual objectives to be in line with the target of 25 per cent.
While the CEO’s CDP scorecard outcome was determined at 115 per cent of target, the CDP scorecard outcomes for other Executive KMP were also on average ahead of target. Likewise, the short-term incentive pool applicable to the majority of BHP employees below the ELT level was above target. These outcomes were considered appropriate and due recognition, given the excellent performance across BHP’s whole workforce in the face of the continuing
COVID-19
pandemic, where strong safety performance and operational continuity were achieved during FY2021.
2016 LTIP award
The vesting outcome for the 2016 LTIP award against the relative TSR performance conditions was 100 per cent. BHP outperformed both the sector peer group and the MSCI World Index significantly. This 100 per cent level of vesting is aligned with the projected vesting outcome communicated to shareholders in the 2019 Remuneration Report at the time of the changes to our remuneration policy, which were approved by shareholders at the 2019 AGMs, and is set out in the chart below.

As shareholders will recall, one of the key elements of our revised remuneration policy was to reduce the weighting of future LTIP grants as part of the overall CEO remuneration package; however, pre-existing
grants would stay on foot and their vesting would be determined with existing service and performance conditions.
The Committee is conscious that the granting of the 2016 LTIP awards and the early part of the five-year performance period coincided with a period of lower share prices, driven in part by the Samarco dam failure having occurred on 5 November 2015.
At the time of the grant of the 2016 LTIP award, the Committee sought to ensure the Samarco dam failure did not result in an inappropriate LTIP award size due to the lower share price, and reduced the number of awards by 26 per cent from that which would have resulted from the standard grant size calculation. The Committee has reviewed this approach and concluded it was appropriate. In reaching this conclusion, the Committee noted the positive feedback received from shareholders and other investor groups in 2016 on the approach adopted.
Having considered the LTIP grant size, the Committee undertook a further exercise to satisfy itself that the TSR performance, which formulaically would result in 100 per cent vesting, had not been inappropriately enhanced by the starting position of the performance period being lower as a consequence of a fall in share price following the Samarco dam failure. This analysis included estimating and removing the impact of the dam failure from the start of the performance period (i.e. removing the impact this would have otherwise had on the TSR outcome due to the lower starting position), reducing the TSR outcome for estimated payments in relation to the Samarco dam failure that may take place beyond the end of the performance period and examining the construct of the comparator group against which TSR performance is measured.
While this analysis uses inputs and assumptions that are theoretical, the Committee concluded the analysis was sufficiently robust to provide confidence that the underlying TSR performance was sufficient to support the formulaic vesting of the 2016 LTIP award at 100 per cent.
The Committee notes the value of the vested 2016 LTIP award is higher than the value of the award at the time it was granted. With the share price having risen appreciably during the five-year period and strong dividends, 36 per cent of the value realised is the value at grant time and 64 per cent of the value realised is due to share price appreciation and dividends. This value increment due to share price appreciation and dividends is consistent with the experience of shareholders over the period.
Consistent with prior practice, the Board and Committee has also conducted a holistic review of business performance over the five years since grant to ensure this level of vesting was appropriate. More information on the 2016 LTIP vesting outcome, including the five-year holistic business review covering HSEC performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct, is included in ‘LTIP performance outcomes’ and ‘Overarching discretion and vesting underpin’ in section 2.2.3.
More information on the overall remuneration outcomes for the CEO for the year, and how the outcomes are aligned to performance during FY2021, is provided in ‘Single total figure of remuneration’ in section 2.2.3. Having considered the overall remuneration outcomes for the CEO carefully, as set out above and in section 2.2.3, the Committee concluded it was a fair reflection of performance and the experience of shareholders, and the application of any downwards discretion was not warranted. As at the date of this Report, the CEO’s BHP shareholding is in excess of his minimum shareholding requirement of five times pre-tax
base salary.
FY2022 remuneration
For FY2022, the Committee determined that the CEO’s base salary remains unchanged at US$1.700 million per annum, as it was at the time of his appointment at the beginning of 2020. In addition, the other components of his total target remuneration (pension contributions, benefits, CDP and LTIP) also remain unchanged. A summary of the CEO’s arrangements for FY2022 is set out below.

The Committee has also reviewed the base salaries and total target remuneration packages for other Executive KMP and determined there would be no changes to base salaries in September 2021, and other aspects of their remuneration arrangements would also remain unchanged.

Remuneration outcomes for the Chair and
Non-executive
Directors
Fees for the Chair and
Non-executive
Directors are reviewed annually and are benchmarked against peer companies. No changes to the Chair’s fee will be made for FY2022. This follows a review in 2017, where a decision was made to reduce the Chair’s annual fee by approximately 8 per cent from US$0.960 million to US$0.880 million with effect from 1 July 2017, which followed an earlier reduction, effective 1 July 2015, of approximately 13 per cent from US$1.100 million to US$0.960 million.
Base fee levels for
Non-executive
Directors will also remain unchanged, after they were also reduced effective 1 July 2015 by approximately 6 per cent, from US$0.170 million to US$0.160 million per annum. Prior to the above reductions in fee levels for the Chair and
Non-executive
Directors, their fees had remained unchanged since 2011.
Summary
It is with much pleasure that I note the strong performance by BHP across a wide range of areas during FY2021. We deliberately align our executive remuneration outcomes to performance – in particular, in our incentive plans where executives’ variable remuneration will reflect circumstances where shareholders have been rewarded very well, as delivered this year and measured in share price and dividend performance. As such, the remuneration outcomes for our executives in FY2021 reflect BHP’s strong performance, even after favourable commodity price movements for the year are backed out in full under the CDP. Given our need to attract, retain and motivate the executives critical to delivering the best outcomes for all BHP stakeholders, this is an especially pleasing result this year for all concerned, after recent years where the variable pay outcomes have been at the lower end for our executive team.
With the
COVID-19
pandemic continuing to impact this year, not only for BHP, but also for many other companies, governments, employees, families and communities across the world, I note the ongoing challenges. On behalf of the Remuneration Committee, I would like to recognise the hard work, dedication and sacrifices of our employees. Through their steadfast commitment, they have remained safe and healthy, continued to support their communities, and enabled BHP to generate strong results for all stakeholders.
The Committee believes the remuneration outcomes for FY2021 are aligned with BHP’s performance and the experience of shareholders, and are also fair in terms of the wider context of global circumstances. We are confident shareholders will recognise this as a continuation of our long-held approach. We look forward to ongoing dialogue with and the support of BHP’s shareholders, and I very much look forward to meeting shareholders face-to-face
when we are able to do so. As always, we welcome your feedback and comments on any aspect of this Report.
Christine O’Reilly
Chair, Remuneration Committee
2 September 2021

2.2.2     Remuneration policy report
BHP has an overarching remuneration policy that guides the Remuneration Committee’s decisions. Under UK legislation, shareholders have the opportunity to vote on our remuneration policy every three years, with binding effect in regard to the Directors (including the CEO). Under Australian legislation, shareholders also have the opportunity to vote on our remuneration policy in conjunction with the broader Remuneration Report each year at the AGMs as it applies to all KMP under a non-binding
advisory vote. Our remuneration policy, which was approved by shareholders at the 2019 AGMs, has not changed and is repeated below.
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

•   Both cash and deferred share CDP awards are subject to malus and clawback as described in ‘Malus and clawback’ in this section 2.2.2.

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

•   LTIP awards are subject to malus and clawback as described in ‘Malus and clawback’ in this section 2.2.2.

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

(2)
Pension contributions maximum column wording has been updated to reflect the leadership transition of Executive Director and CEO on 1 January 2020 and the current application of policy with respect to pension contribution rate for Mike Henry. The FY2019 remuneration report policy table wording reflected the application of Andrew Mackenzie’s contribution rate: ‘For the existing CEO, the current pension contribution rate of 25 per cent of base salary will reduce as follows: 25 per cent of base salary to 30 June 2020; 20 per cent of base salary from 1 July 2020; 15 per cent of base salary from 1 July 2021; 10 per cent of base salary from 1 July 2022 onwards. For a new appointment, the pension contribution rate will be 10 per cent of base salary immediately.’

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

(6)
In order to ensure there was a fair transitional outcome for participants, the LTIP grant made in late CY2019 was based on 400 per cent face value basis in accordance with the remuneration policy approved by shareholders in 2017, with potential vesting five years later in mid-CY2024.
The first five-year deferred shares that result from performance under the CDP for FY2020 were granted in late CY2020 and will first vest five years later in mid-CY2025.
The LTIP grant in late CY2020 was made on the reduced 200 per cent face value basis, with potential vesting five years later in mid-CY2025.

The Remuneration Committee’s discretion in respect of each remuneration component applies up to the maximum shown in the table above. Any remuneration elements awarded or granted under the previous remuneration policies approved by shareholders in 2014 and 2017, but which have not yet vested or been awarded or paid, shall continue to be capable of vesting, awarded or payment made on their existing terms.

Malus and clawback
The CDP, STIP and LTIP rule provisions allow the Committee to reduce or clawback awards in the following circumstances:

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
Potential remuneration outcomes
The Remuneration Committee recognises market forces necessarily influence remuneration practices and it strongly believes the fundamental driver of remuneration outcomes should be business performance. It also believes overall remuneration should be fair to the individual, such that remuneration levels accurately reflect the CEO’s responsibilities and contributions, and align with the expectations of our shareholders, while considering the positioning and relativities of pay and employment conditions across the wider BHP workforce.
The amount of remuneration actually received each year depends on the achievement of superior business and individual performance generating sustained shareholder value. Before deciding on the final incentive outcomes for the CEO, the Committee first considers the achievement against the pre-determined
performance conditions. The Committee then applies its overarching discretion on the basis of what it considers to be a fair and commensurate remuneration level to decide if the outcome should be reduced. When the CEO was appointed in January 2020 the Board advised him the Committee would exercise its discretion on the basis of what it considered to be a fair and commensurate remuneration level to decide if the outcome should be reduced.
In this way, the Committee believes it can set a remuneration level for the CEO that is sufficient to incentivise him and is also fair to him and commensurate with shareholder expectations and prevailing market conditions.
The diagram below provides the scenario for the potential total remuneration of the CEO at different levels of performance.

Minimum
: consists of fixed remuneration, which comprises base salary (US$1.700 million), pension contributions (10 per cent of base salary) and other benefits (notional 10 per cent of base salary).
Target
: consists of fixed remuneration, target CDP (a cash award of 80 per cent of base salary plus two awards of deferred shares each of equivalent value to the cash award, vesting in two and five years respectively) and target LTIP. The LTIP target value is based on the fair value of the award, which is 41 per cent of the face value of 200 per cent of base salary. The potential impact of future share price movements is not included in the value of deferred CDP awards or LTIP awards.
Maximum
: consists of fixed remuneration, maximum CDP (a cash award of 120 per cent of base salary plus two awards of deferred shares each of equivalent value to the cash award, vesting in two and five years respectively), and maximum LTIP (face value of 200 per cent of base salary). The potential impact of future share price movements is not included in the value of deferred CDP awards or LTIP awards. All other things being equal, if the share price at vesting of LTIP awards was 50 per cent higher than the share price at grant, then the total maximum value would be US$13.260 million.
The maximum opportunity represented above is the most that could potentially be paid of each remuneration component, as required by UK regulations. It does not reflect any intention by the Group to award that amount. The Remuneration Committee reviews relevant benchmarking data and industry practices, and believes the maximum remuneration opportunity is appropriate.

Approach to recruitment and promotion remuneration
The remuneration policy as set out in ‘Components of remuneration’ in this section 2.2.2 will apply to the remuneration arrangements for a newly recruited or promoted CEO, or for another Executive Director should one be appointed. A market-competitive level of base salary will be provided. The pension contributions, benefits and variable pay will be in accordance with the remuneration policy table in ‘Components of remuneration’ in this section 2.2.2.
For external appointments, the Remuneration Committee may determine that it is appropriate to provide additional cash and/or equity components to replace any remuneration forfeited or not received from a former employer. It is anticipated any foregone equity awards would be replaced by equity. The value of the replacement remuneration would not be any greater than the fair value of the awards foregone or not received (as determined by the Committee’s independent adviser). The Committee would determine appropriate service conditions and performance conditions within BHP’s framework, taking into account the conditions attached to the foregone awards. The Committee is mindful of limiting such payments and not providing any more compensation than is necessary. For any internal CEO (or another Executive Director) appointment, any entitlements provided under former arrangements will be honoured according to their existing terms.
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
The CEO’s current contract has no fixed term. It can be terminated by BHP on 12 months’ notice. BHP can terminate the contract immediately by paying base salary plus pension contributions for the notice period. The CEO must give 12 months’ notice for voluntary resignation
(1)
. The table below sets out the basis on which payments on loss of office may be made.

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

•
in relation to the CDP and STIP: the Committee may determine that a cash payment be made in respect of performance during the current financial year and all unvested two-year
deferred shares would vest in full and, in relation to the CDP, all unvested five-year deferred shares would vest pro rata (based on the proportion of the vesting period served up to the date of the change of control event)

•
the Committee may determine unvested LTIP awards will either (i) be prorated (based on the proportion of the performance period served up to the date of the change of control event) and vest to the extent the Committee determines appropriate (with reference to performance against the performance condition up to the date of the change of control event and expectations regarding future performance) or (ii) be lapsed if the Committee determines the holders will participate in an acceptable alternative employee equity plan as a term of the change of control event

(4)
Defined as occurring when a participant leaves BHP due to forced early retirement, retrenchment or redundancy, termination by mutual agreement or retirement with the agreement of the Group, or such other circumstances that do not constitute resignation or termination for cause.

Remuneration policy for
Non-executive
Directors
Our
Non-executive
Directors are paid in line with the UK Corporate Governance Code (2018 edition) and the Australian Securities Exchange Corporate Governance Council’s Principles and Recommendations (3
rd
Edition).

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

(1)
UK regulations require the disclosure of the maximum that may be paid in respect of each remuneration component. Where that is expressed as a maximum annual percentage increase that is annualised, it should not be interpreted that it is BHP’s current intention to award an increase of that size in total in any one year, or in each year, and instead it is a maximum required to be disclosed under the regulations.

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
As part of the Board’s commitment to good governance, the Committee also considers shareholder views, together with those of the wider community, when setting the remuneration policy for the CEO and other Executive KMP. We are committed to engaging and communicating with shareholders regularly and, as our shareholders are spread across the globe, we are proactive with our engagement on remuneration and governance matters with institutional shareholders and investor representative organisations. Feedback from shareholders and investors is shared with and used as input into decision-making by the Board and Remuneration Committee in respect of our remuneration policy and its application. The Committee considers that this approach provides a robust mechanism to ensure Directors are aware of matters raised, have a good understanding of current shareholder views and can formulate policy and make decisions as appropriate. We encourage shareholders to always make their views known to us by directly contacting our Investor Relations team (contact details available at bhp.com).
2.2.3    Annual report on remuneration
This section of the Report shows the impact of the remuneration policy in FY2021 and how remuneration outcomes are linked to actual performance.
Remuneration for the Executive Directors (the CEOs)
Single total figure of remuneration
This section shows a single total figure of remuneration as prescribed under UK requirements. It is a measure of actual remuneration received, rather than a figure calculated in accordance with IFRS (which is detailed in note 24 ‘Employee share ownership plan’ in section 3.1). The components of remuneration are detailed in the remuneration policy table in section 2.2.2.

US$(’000)			Base salary	Benefits (1)	Pension (2)	Total fixed	CDP (3)	LTIP (4)	Total variable	Single total figure
Mike Henry	FY2021		1,700	20	170	1,890	4,692	7,939	12,631	14,521
	FY2020	(5)	850	6	85	941	1,959	3,169	5,128	6,069
Andrew Mackenzie	FY2020	(5)	850	55	213	1,118	1,306	–	1,306	2,424

(1)	Includes private family health insurance, spouse business-related travel, car parking and personal tax return preparation in required countries.

(2)
Mike Henry’s FY2021 and FY2020 pension contributions were made in accordance with the remuneration policy approved by shareholders in 2019 (i.e. based on 10 per cent of base salary which applied for a new Executive Director appointment). Pension contributions for Andrew Mackenzie in FY2020 (until the date he ceased as CEO and Executive Director) were also made in accordance with the remuneration policy approved by shareholders in 2019 (i.e. based on 25 per cent of base salary). Pension contributions for both were made into an international retirement plan.

(3)
FY2021 CDP award is provided
one-third
in cash and
two-thirds
in deferred equity (on the terms of the CDP) as shown in the table below. No discretion was applied to STIP awards when determining vesting of awards in FY2021 or FY2020.

(4)
Mike Henry’s LTIP award value for FY2021 is based on the full award he received in 2016 when he was President Operations, Minerals Australia (prior to becoming, and with no proration applied for time as, CEO and Executive Director). The value is based on 100 per cent of the award vesting, including a DEP amount of US$1.291 million paid in shares. The value delivered through share price appreciation between the date of grant and the vesting date as prescribed under UK requirements was US$3.800 million. Mike Henry’s LTIP award value for FY2020 is based on the full award he received in 2015 when he was President Coal (prior to becoming, and with no proration applied for time as, CEO and Executive Director). The value is based on 48 per cent of the award vesting, including a DEP amount of US$0.548 million paid in shares. The value delivered through share price appreciation between the date of grant and the vesting date was US$0.774 million.

(5)
For Mike Henry, the single total figure of remuneration is calculated on the basis of his appointment on 1 January 2020. There have been no changes to his base salary, benefit entitlements or pension contributions since that date. For Andrew Mackenzie, the single total figure of remuneration is calculated on the basis of his period as CEO and Executive Director up until 31 December 2019. There were no changes to his base salary, benefit entitlements or pension contributions prior to the date of his cessation as CEO and Executive Director.

A consequence of the transition to the revised remuneration policy approved by shareholders at the 2019 AGMs which took effect from 1 July 2019, is that the FY2021 single total figure of remuneration for Mike Henry requires disclosure of the full amount of the CDP award earned during FY2021 (i.e. irrespective that some elements of the CDP award are deferred and five-year deferred shares were not a feature of the former STIP) together with the full amount of the pre-existing
LTIP award vesting at the end of FY2021 which was granted in 2016 (i.e. when the LTIP award size was double the current grant size). Had the current approved remuneration policy been in place when Mike’s 2016 LTIP grant was made, the reported LTIP value for FY2021 would have been US$3.970 million (instead of US$7.939 million in the table above) and the reported single total figure of remuneration for FY2021 would have been US$10.552 million (instead of US$14.521 million in the table above).
Changes from prior year outcomes of CDP/STIP and LTIP are set out below.

CDP	LTIP
Mike Henry	FY2021	CDP awarded for FY2021 performance.
One-third
was provided in cash in September 2021,
one-third
deferred in an equity award that is due to vest in FY2024, and one-third
deferred in an equity award that is due to vest in FY2027.	Based on performance during the five-year period to 30 June 2021, 100% of Mike’s 192,360 awards from the 2016 LTIP (granted to him when he was President Operations, Minerals Australia before he was appointed CEO and Executive Director) have vested. The value of the vested awards is inclusive of a DEP, which is paid in shares.
FY2020	CDP awarded for FY2020 performance.
One-third
was provided in cash in September 2020,
one-third
deferred in an equity award that is due to vest in FY2023, and one-third
deferred in an equity award that is due to vest in FY2026.	Based on performance during the five-year period to 30 June 2020, 48% of Mike’s 192,360 awards from the 2015 LTIP (granted to him when he was President Coal before he was appointed CEO and Executive Director) vested, and the remaining awards lapsed. The value of the vested awards is inclusive of a DEP, which is paid in shares.
Andrew Mackenzie	FY2020	Prorated CDP awarded for FY2020 performance.
Two-thirds
of the award was paid in cash in September 2020 covering the cash and two-year
deferred equity portion. Nothing has been or will be granted or paid in respect of the remaining one-third
of the award i.e. the five-year deferred equity portion.	Details of Andrew’s vested 2015 LTIP award (which vested after Andrew retired from BHP) are set out in section 3.3.24 of the 2020 Annual Report.
FY2021 CDP performance outcomes
The Board and Remuneration Committee assessed the CEO’s CDP outcome in light of the Group’s performance in FY2021, taking into account the CEO’s performance against the KPIs in his CDP scorecard. Having recorded strong safety, operational and financial performance in FY2021 (after fully eliminating the very positive impacts of commodity prices during the year, particularly for iron ore), when assessing performance against the targets set at the commencement of the year the Board and Committee determined the CDP outcome for the CEO for FY2021 at 115 per cent against the target of 100 per cent (which represents an outcome of 77 per cent against maximum). The Board and Committee believe this outcome is appropriately aligned with the shareholder experience and the interests of the Group’s other stakeholders.
The CEO’s CDP scorecard outcomes for FY2021 are summarised in the following tables, including a narrative description of each performance measure and the CEO’s level of achievement, as determined by the Remuneration Committee and approved by the Board. The level of performance for each measure is determined based on a range of threshold (the minimum necessary to qualify for any reward outcome), target (where the performance requirements are met), and maximum (where the performance requirements are significantly exceeded).

Summary of outcomes for the CEO

HSEC
The HSEC targets for the CEO are aligned to the Group’s suite of HSEC five-year public targets as set out in section 1.13. As it has done for several years, the Remuneration Committee seeks guidance each year from the Sustainability Committee when assessing HSEC performance against scorecard targets. The Remuneration Committee has taken a holistic view of Group performance in critical areas, including any matters outside the scorecard targets that the Sustainability Committee considers relevant.
The performance commentary below is provided against the HSEC scorecard targets, which were updated in FY2021 as a consequence of our commitment to clarify and strengthen the links between climate change and executive remuneration. This resulted in a weighting for climate change of 10 per cent under the CDP, which compares to around 4 per cent allocated to climate change in the prior STIP. The targets were set on the basis of operated assets only.

HSEC measures	Scorecard targets	Performance against scorecard targets	Measure outcome
Significant events	No significant (actual level 4) health, safety (including fatalities), environment or community events during the year.
•  There were no fatalities or other significant HSEC events during FY2021 at operated assets.

•  In addition, for a maximum outcome to be awarded, strong progress was required on the development and implementation of BHP’s Fatality Elimination Program in all regions, and this was largely achieved for FY2021.
Close to maximum.

Climate change
Steps in place to achieve reported GHG emissions in FY2022 at FY2017 level.

Decarbonisation plans developed in line with pathways to net zero and incorporated into the capital allocation plan process.

Two partnerships formalised with strategic customers in the steel sector.

•  For FY2021, we improved on our operational GHG emissions target of 17.0Mt, with an actual result of 16.2Mt.

•  All operated assets completed the development of decarbonisation plans which were incorporated in the capital allocation process. The new renewable power purchase agreements at Escondida and Spence, both in Chile, remain on track for first power supply in the first half of FY2022. In addition, in FY2021 we also entered into renewable power purchase agreements for Queensland Coal and Kwinana nickel refinery in Australia.

•  During the year, memorandums of understanding were signed with China Baowu (China), JFE Steel Corporation (Japan) and HBIS Limited (China) to partner on emissions intensity reduction in integrated steelmaking. We have significantly progressed developing a Phase 1 research and development agreement with China Baowu (which we anticipate will be signed in FY2022) and significant work is also being undertaken in collaboration with our partners to convert the remaining two memorandums of understanding into executed definitive contracts.
Slightly above target.

Management of priority Tailings Storage Facilities (TSFs)	All priority TSFs are assessed based on key risk indicator data, and are either within appetite or continued operation outside appetite is approved with remediation progressing to plan.
•  All priority TSFs are now either within appetite based on key risk indicator data or continued operation outside appetite is approved with remediation progressing to plan.

•  We have continued improving our key risk indicator performance with 84% of all key risk indicators for priority TSFs rated either on target or less risk being taken than target, against a target of 80%.
Slightly above target.

The initial outcome against the HSEC KPI for FY2021 was 33 per cent out of the target of 25 per cent.
However, having assessed performance against the FY2021 HSEC KPI, the Sustainability Committee also considered sexual assault and sexual harassment and noted:

•
Good progress has been made in relation to preventing, managing and responding to risks of sexual assault and sexual harassment through significant efforts since 2018, including enhancing controls to prevent incidents, improved reporting processes and in the creation and commencement of a dedicated support service to assist impacted persons.

•
Management acknowledges there were areas where coordination of work streams and integrated planning in relation to work regarding sexual assault and sexual harassment could have been improved, and this may have allowed certain actions to have been taken sooner, including the introduction of increased alcohol restrictions in camps.

•	Aligned targets for implementation of controls have been incorporated into the FY2022 CDP HSEC scorecard with support from a dedicated project management office.
In recognition of the opportunity to have enhanced coordination of work streams and integrated planning in relation to sexual assault and sexual harassment, and with the Remuneration Committee being mindful that this is a critical health and safety matter, the Committee, upon the recommendation of the Sustainability Committee, determined a 10 per cent reduction in the overall FY2021 CDP HSEC KPI outcome from 33 per cent to a final outcome of 30 per cent out of the target of 25 per cent.
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
ROCE
For FY2021, the target for ROCE was 13.5%, with a threshold of 11.6% and a maximum of 15.0%.

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

Because a material element of stretch performance is built into the budget (and hence the ROCE target derived from the budget), together with physical and regulatory asset constraints, the performance range around target is subject to a greater level of downside risk than there is upside opportunity. Accordingly, the range between threshold and target is greater than that between target and maximum. For maximum, the Committee takes care not to create leveraged incentives that encourage executives to push for short-term performance that goes beyond our risk appetite and current operational capacity. The Committee retains, and has a track record of applying, downward discretion to ensure the CDP outcome is appropriately aligned with the overall performance of the Group for the year, and is fair to management and shareholders.

ROCE of 32.5% was reported by BHP for FY2021. Adjusted for the factors outlined below, ROCE is 14.3%, which is above target. The following adjustments were made to ensure the outcomes appropriately reflect the performance of management for the year:

•   The full elimination of the impacts of very positive movements in commodities prices (particularly iron ore) and exchange rates decreased ROCE by 17.4 percentage points.

•   Having reviewed the FY2021 exceptional items (as described in note 3 ‘Exceptional items’ in section 3), the Committee determined they should not be considered for the purposes of determining the FY2021 ROCE CDP outcome, with the exception of the exceptional item in relation to the costs of the
COVID-19
pandemic on BHP’s FY2021 results. The Committee concluded the above-budget portion of additional direct costs of
COVID-19
should flow through to the ROCE outcomes for CDP scorecard purposes. The Committee considered this was appropriate in light of the continuing global impacts of the
COVID-19
pandemic. This adjustment reduced ROCE by 0.3 percentage points. Beyond this, the Committee concluded no further action was required in respect of exceptional items.

•   Adjustments for other material items ordinarily made to ensure the outcomes reflect the performance of management for the year decreased ROCE by 0.5 percentage points. This was mainly due to the elimination of the positive effect on ROCE outcomes of the reduction in the closing balance sheet due to exceptional items.
Between target and maximum.

The key drivers of the FY2021 ROCE outcome of 14.3% being above the target for FY2021 of 13.5% set at the commencement of the year were:

•   In Minerals Australia, operational performance was strong, with Western Australia Iron Ore achieving record production, Olympic Dam achieving its highest annual copper production level since our acquisition in 2005 on the back of improved smelter stability and strong underground mine performance, and Queensland Coal achieving record production at Goonyella. However, this was more than offset by higher than budgeted depreciation across most assets and the inclusion of the above-budget portion of additional direct costs of
COVID-19,
resulting in a slight overall below-target ROCE outcome for Minerals Australia.

•   In Minerals Americas, driven mainly by Escondida maintaining average concentrator throughput at record levels by managing
COVID-19
impacts and optimisation of materials fed to the concentrators. This was partially offset by the slower than planned Spence Growth Option concentrator ramp-up
due to tailings work, permits and water availability, and the inclusion of the above-budget portion of additional direct costs of
COVID-19.

•   In Petroleum, driven mainly by higher than expected gas demand and improved performance in Australia, combined with lower maintenance activity at Australian operations, partially offset by the inclusion of the above-budget portion of additional direct costs of
COVID-19.

The outcome against the ROCE KPI for FY2021 was 60 per cent out of the target of 50 per cent.

Individual measures for the CEO
Individual measures for the CEO are determined at the commencement of the financial year. The application of personal measures remains an important element of effective performance management. These measures seek to provide a balance between the financial and non-financial
performance requirements that maintain our position as a leader in our industry. The CEO’s individual measures for FY2021 included contribution to BHP’s overall performance and the management team, and also the delivery of projects and initiatives within the scope of the CEO role as specified by the Board, as set out in the table below.

Individual measures	Individual scorecard targets	Performance against scorecard targets	Measure outcome
Performance	• BHP Operating System deployment on track. • Enterprise-wide improvement initiatives established and progressed to plan.
•   The deployment of the BHP Operating System is tracking better than target on the schedule and costs of implementation, and the improvement value identified and delivered to date is in excess of target.

•   The accelerated delivery of cost savings targeted by the end of FY2021 has been achieved, and in-flight
initiatives are progressing to plan.
Between target and maximum.

Social value
•   Social value plans established for each asset.

•   Reframing the social value narrative plan agreed and underway.

•   Restructure of the leadership of Samarco/Fundação Renova oversight.

•   Progress on Samarco claims.

•   All assets have established social value plans, and also delivered the FY2021 actions set out in those plans.

•   ‘Reframing the Narrative’, marketing segmentation strategy, audience testing and creative concepts were presented to the Board throughout FY2021, approved as necessary, and implemented, with strong results received so far.

•   Samarco/Fundação Renova leadership was successfully restructured to have Samarco/Fundação Renova overseen by a dedicated person reporting directly to the regional President Minerals Americas, and a dedicated external affairs team was also established.

•   Good progress on Fundação Renova compensation programs, and we have continued to amplify our communications and stakeholder engagement in Brazil, with positive feedback received.
Target.

People
•   Increase in female participation by three percentage points.

•   Operations Services (OS) increased to 5,000 employees.

•   New Engagement and Perception Survey (EPS) system embedment.

•   ELT members’ development and succession plans.

•   By 30 June 2021 gender diversity had increased 2.7 percentage points to 29.2%, up from 26.5% at 30 June 2020, for a cumulative increase of 11.6 percentage points from 17.6% at 30 June 2016.

•   By 30 June 2021 there were 3,864 OS employees.

•   The new EPS was successfully implemented during FY2021 with high levels of participation and a strong improvement focus.

•   The ELT transitions were completed in FY2021 (i.e. promotions, recruitment and departures), and updated individual development plans were established for all ELT members.
Between threshold and target.

Portfolio	• Portfolio strategy delivery. • Exploration and development performance. • Business development process improvement.
•   Strong progress on delivery of key strategy elements as have been publicly announced, including preparing for the investment in Jansen Stage 1, pursuing a merger of our Petroleum business with Woodside, unifying our corporate structure and the Cerrejon divestment. The process for BHP Mitsui Coal and New South Wales Energy Coal is progressing, in line with the two-year
timeframe set last year.

•   The metals exploration strategy was refreshed, as presented to the Board in June 2021, and is now in execution. Greenfield exploration activity has increased, with wider geographic coverage and greater focus on using technology to increase identification of ore under cover.

•   Business Development and Exploration teams are working effectively together, with the co-location
of senior personnel, which will improve the interactions of the teams, as well as access to new opportunities. In addition, the Business Development team has significantly increased capability during FY2021.
Target.
Overall, it was considered the performance of the CEO against the individual measures KPI for FY2021 warranted an outcome at the target of 25 per cent.

LTIP performance outcomes
LTIP vesting based on performance to June 2021
The five-year performance period for the 2016 LTIP award ended on 30 June 2021. The CEO’s 2016 LTIP award comprised 192,360 awards (granted as President Operations, Minerals Australia prior to his appointment as CEO). Vesting is subject to achievement of the relative TSR performance conditions and any discretion applied by the Remuneration Committee (see ‘Overarching discretion and vesting underpin’ in this section 2.2.3).
Testing the performance condition
For the award to vest in full, TSR must exceed the Peer Group TSR (for 67 per cent of the award) and the Index TSR (for 33 per cent of the award) by an average of 5.5 per cent per year for five years, being 30.7 per cent in total compounded over the performance period from 1 July 2016 to 30 June 2021. TSR includes returns to BHP shareholders in the form of share price movements along with dividends paid and reinvested in BHP (including cash and in-specie
dividends).
BHP’s TSR performance was positive 266.5 per cent over the five-year period from 1 July 2016 to 30 June 2021. This is above the weighted median Peer Group TSR of positive 213.9 per cent and above the Index TSR of positive 99.8 per cent over the same period. This level of performance results in 100 per cent vesting for the 2016 LTIP award. The value of the CEO’s vested 2016 LTIP award has been reported in ‘Single total figure of remuneration’ in this section 2.2.3.
The graph below shows BHP’s performance relative to comparator groups.

The Committee is conscious the granting of the 2016 LTIP awards and the early part of the five-year performance period coincided with a period of share price reductions, driven in part by the Samarco dam failure having occurred on 5 November 2015.
The number of LTIP awards to be granted in December 2016 was to be determined using the share price and US$/A$ exchange rate over the 12 months up to and including 30 June 2016. Using a
12-month
average share price of A$20.3326 and a
12-month
average US$/A$ exchange rate of 0.728415 (each up to and including 30 June 2016), the number of LTIP awards derived for Mike Henry was 259,982. However, to ensure Mike (and other Executive KMP) did not receive a larger number of awards as a result of the lower BHP share price since the Samarco dam failure in Brazil on 5 November 2015, as the Committee was conscious of shareholder expectations in this respect, the Committee instead granted 192,360 LTIP awards to Mike in December 2016, a reduction of 26 per cent. This was the same number that was granted to Mike in the prior year in December 2015, which in itself had been reduced from the formulaically derived amount to ensure the Samarco dam failure did not inflate the 2015 LTIP award grant size. The Committee has reviewed this approach and concluded it was appropriate.
Having considered the LTIP grant size, the Committee undertook a further exercise to satisfy itself that the TSR performance, which formulaically would result in 100 per cent vesting, had not been inappropriately enhanced by the starting position of the performance period being lower as a consequence of a fall in share price following the Samarco dam failure. This analysis included estimating and removing the impact of the dam failure from the start of the performance period (i.e. removing the impact this would have otherwise had on the TSR outcome due to the lower starting position), reducing the TSR outcome for estimated payments in relation to the Samarco dam failure that may take place beyond the end of the performance period and examining the construct of the comparator group against which TSR performance is measured.
While this analysis uses inputs and assumptions that are theoretical, the Committee concluded the analysis was sufficiently robust to provide confidence that the underlying TSR performance was sufficient to support the formulaic vesting of the 2016 LTIP award at 100 per cent.
The value of the vested 2016 LTIP award is higher than the value of the award at the time it was granted. With the share price having risen appreciably during the five-year period and strong dividends, 36 per cent of the value realised is the value at grant time and 64 per cent of the value realised is due to share price appreciation and dividends. This value increment due to share price appreciation and dividends is consistent with the experience of shareholders over the period.

The following chart shows the cumulative outcomes of the decisions above, with the original notional grant size as if it had vested in full, the grant size reduction due to the Samarco dam failure, and the final vested value of US$7.939 million, split between the original grant value and share price appreciation and dividends.

LTIP allocated during FY2021
Following shareholder approval at the 2020 AGMs, LTIP awards (in the form of performance rights) were granted to Mike Henry on 20 October 2020.
The face value and fair value of the awards granted on 20 October 2020 are shown in the table below. The face value of Mike’s award was 200 per cent of his base salary of US$1.700 million at the time of grant.
The fair value of the awards is ordinarily calculated by multiplying the face value of the award by the fair value factor of 41 per cent (for the current plan design, as determined by the independent adviser to the Committee).
The number of LTIP awards for Mike as detailed below was determined based on the US$ face value of the LTIP awards and calculated using the average share price and US$/A$ exchange rate over the 12 months up to and including 30 June 2020.

	Number of LTIP awards	Face value US$(‘000)	Face value % of salary	Fair value US$(‘000)	Fair value % of salary	% of max (1)
Mike Henry	140,239	3,400	200	1,394	82	100

(1)	The allocation is 100 per cent of the maximum award that was permitted under the remuneration policy approved by shareholders at the 2019 AGMs.

Terms of the LTIP award
In addition to those LTIP terms set in the remuneration policy for the CEO approved by shareholders in 2019, the Remuneration Committee has determined:

Performance period	• 1 July 2020 to 30 June 2025

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

•   For the whole of either portion of the award to vest, BHP’s TSR must be at or exceed the weighted 80th percentile of the Peer Group TSR or the Index TSR (as applicable). Threshold vesting (25% of each portion of the award) occurs where BHP’s TSR equals the weighted 50th percentile (i.e. the median) of the Peer Group TSR or the Index TSR (as applicable). Vesting occurs on a sliding scale between the weighted 50 th
and 80
th
percentiles.

Sector peer group companies (1)(2)(3)
•   Resources (85%): Anglo American, Fortescue Metals, Freeport-McMoRan, Glencore, Rio Tinto, Southern Copper, Teck Resources, Vale.

•   Oil and gas (15%): Apache, BP, Canadian Natural Res., Chevron, ConocoPhillips, Devon Energy, EOG Resources, ExxonMobil, Occidental Petroleum, Royal Dutch Shell, Woodside Petroleum.

(1)
Sector peer group companies are selected by the Committee on the basis of the commodities they produce and their market capitalisations, such that the sector peer group as a whole, to the extent practical, reflects the weighting of the value of commodities produced by BHP. The targeted outcome is that, to the extent practical, the vesting outcome is driven by BHP’s performance excluding movements in commodity prices over the five-year performance period.

(2)	From December 2016, BG Group and Peabody Energy were removed from the comparator group. BG Group was acquired by Royal Dutch Shell and Peabody Energy had become a significantly less comparable peer.

(3)	From November 2018, CONSOL Energy was removed from the comparator group, as due to its internal restructuring it had become a less comparable peer.
Overarching discretion and vesting underpin
The rules of the CDP, STIP and LTIP and the terms and conditions of the awards give the Committee an overarching discretion to reduce the number of awards that will vest, notwithstanding the fact that the performance condition for partial or full vesting, as tested following the end of the performance period, or the relevant service conditions, have been met.
This holistic, qualitative judgement, which is applied as an underpin test before final vesting is confirmed, is an important risk management tool to ensure vesting is not simply driven by a formula or the passage of time that may give unexpected or unintended remuneration outcomes.
The Committee considers its discretion carefully each year ahead of the scheduled vesting of equity awards in August. It considers performance holistically over the five-year period, including a five-year ‘look back’ on HSEC performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct. For the five years from FY2017 to FY2021, the Committee noted BHP’s continued improvement in HSEC outcomes, strong operational performance with improving production and cost performance, and significant returns to shareholders, together with no governance or conduct issues of note.
Accordingly, in respect of the STIP
two-year
deferred shares (granted in November 2019 in respect of performance in FY2019), the Committee chose not to exercise its discretion and allowed the STIP awards to vest in full. In addition, in respect of the LTIP five-year performance shares (granted in December 2016), the formulaic outcome of the 2016 LTIP was a 100 per cent vesting. Having undertaken the ‘look back’ review described above and the assessment of the estimated impact on TSR performance of the Samarco dam failure, the Committee concluded the vesting outcome was appropriate given Group and individual performance, and chose not to exercise its discretion and allowed 100 per cent of the LTIP awards to vest. There is no upwards discretion available to the Remuneration Committee in respect of the LTIP, as the overarching discretion may only reduce the number of awards that may vest.

CEO remuneration and returns to shareholders
10-year
CEO remuneration
The table below shows the single total figure of remuneration for Mike Henry, Andrew Mackenzie and Marius Kloppers over the last 10 years along with the proportion of maximum opportunity earned for each type of incentive.

Executive Director	Financial year		Single total figure of remuneration, US$(‘000)	CDP/STIP (% of maximum)	LTIP (% of maximum)
Mike Henry	FY2021		14,521	77	100
	FY2020	(1)	6,069	64	48
Andrew Mackenzie	FY2020	(1)	2,424	64	48
	FY2019		3,531	32	0
	FY2018		4,657	60	0
	FY2017		4,554	57	0
	FY2016		2,241	0	0
	FY2015		4,582	57	0
	FY2014		7,988	77	58
	FY2013	(2)	9,740	47	65
Marius Kloppers	FY2013	(2)	5,624	47	65
	FY2012		16,092	0	100

(1)
As Mike Henry assumed the role of CEO and Executive Director in January 2020, the FY2020 single total figure of remuneration shown includes remuneration relevant to that role for the period 1 January 2020 to 30 June 2020. The FY2020 single total figure of remuneration for Andrew Mackenzie includes remuneration relevant to his role as CEO and Executive Director for the period 1 July 2019 to 31 December 2019. The value of Mike’s vested 2015 LTIP award is included in full, while Andrew’s vested 2015 LTIP award (with a value of US$5.317 million and which vested after Andrew stepped down from his role as CEO and Executive Director) was reported in section 3.3.24 of the 2020 Annual Report.

(2)
As Andrew Mackenzie assumed the role of CEO and Executive Director in May 2013, the FY2013 single total figure of remuneration shown includes remuneration relevant to that role for the period 10 May 2013 to 30 June 2013. The FY2013 single total figure of remuneration for Marius Kloppers includes remuneration relevant to his role as CEO and Executive Director for the period 1 July 2012 to 10 May 2013. The value of Andrew’s vested 2008 LTIP award of US$8.480 million (inclusive of vested sign-on
awards provided when Andrew joined BHP) is included in full, while Marius’ vested 2008 LTIP award (with a value of US$12.051 million and which vested after Marius stepped down from his role as CEO and Executive Director) was reported in section 4.4.28 of the 2014 Annual Report.

10-year
TSR
The graph below shows BHP’s TSR against the performance of relevant indices over the same
10-year
period. The indices shown in the graph were chosen as being broad market indices, which include companies of a comparable size and complexity to BHP.

Changes in Directors’ remuneration from FY2019 to FY2021
The table below sets out the percentage change in remuneration from FY2019 to FY2021 for the CEOs (for the time they were CEO) and
Non-executive
Directors, compared to the average change in each remuneration element for employees in Australia (being approximately 24,000 employees) over the same period. This has been chosen by the Committee as the most appropriate comparison, as Australia has the largest employee base, and the Committee considers remuneration levels in Australia when setting salaries and fees for Executive and
Non-executive
Directors and the CEO is located in Australia. The CEOs’ and
Non-executive
Directors’ remuneration described in the table align to what is disclosed in ‘Single total figure of remuneration’ (Executive Directors and
Non-executive
Directors) in this section
2.2.3.

		FY2019 to FY2020			FY2020 to FY2021
		Base salary/fees % change	Benefits % change	CDP/STI % change	Base salary/fees % change	Benefits % change (4)	CDP/STI % change
CEO (1)	Mike Henry	0	0	0	0	67	20
	Andrew Mackenzie	0	10	100	–	–	–
Non-executive Directors	Terry Bowen	2	33	–	17	(90)	–
	Malcolm Broomhead	(5)	(53)	–	(3)	(84)	–
	Xiaoqun Clever (2)	0	0	–	0	0	–
	Ian Cockerill (2)	0	0	–	0	(100)	–
	Anita Frew	0	(2)	–	0	(96)	–
	Gary Goldberg (2)	0	0	–	14	(87)	–
	Carolyn Hewson (3)	0	0	–	–	–	–
	Susan Kilsby (2)	0	0	–	7	(99)	–
	Ken MacKenzie	0	25	–	0	(90)	–
	Lindsay Maxsted (3)	(2)	(44)	–	0	0	–
	John Mogford	6	13	–	8	(97)	–
	Christine O’Reilly (2)	0	0	–	0	0	–
	Shriti Vadera (3)	0	0	–	0	0	–
	Dion Weisler (2)	0	0	–	0	0	–
Australian employees		2	(7)	43	3	(36)	3

(1)
The per cent changes for Mike Henry from FY2019 to FY2020 are zero due to his appointment as CEO on 1 January 2020. The per cent changes for Mike Henry from FY2020 to FY2021 are based on annualised FY2020 figures. The per cent changes for Andrew Mackenzie from FY2019 to FY2020 are based on annualised FY2020 figures.

(2)
The per cent changes in remuneration from FY2019 to FY2020 are zero as there were no changes made to the remuneration of
Non-executive
Directors who joined the Board during FY2019 (Ian Cockerill and Susan Kilsby both joined on 1 April 2019). The per cent changes in remuneration from FY2020 to FY2021 are zero as there were no changes made to the remuneration of
Non-executive
Directors who joined the Board in FY2021 (Xiaoqun Clever and Christine O’Reilly joined on 1 October 2020 and 12 October 2020 respectively). The per cent changes for Gary Goldberg and Dion Weisler from FY2020 to FY2021 are based on annualised FY2020 figures as they joined the Board on 1 February 2020 and 1 June 2020 respectively.

(3)
The per cent changes in remuneration from FY2019 to FY2020 for Carolyn Hewson are zero as there were no changes made to her remuneration up to the date of her retirement from the Board on 7 November 2019. The per cent changes for Lindsay Maxsted and Shriti Vadera from FY2020 to FY2021 are zero as there were no changes made to their remuneration up to the date of their retirement from the Board on 4 September 2020 and 15 October 2020 respectively.

(4)
The majority of the amounts disclosed for benefits for
Non-executive
Directors are usually travel allowances (amounts of between US$ nil and US$90,000 for FY2020), however, the
COVID-19
pandemic restricted
Non-executive
Director travel during FY2021.

CEO pay ratio disclosure
As BHP is a global company and our UK employees represent less than 1 per cent of all of our employees worldwide, these disclosures are voluntary, and we have chosen to amend the comparison to all employees, an approach that is still compliant with UK requirements.
The table below shows the CEO pay ratios, calculated using the reported single total figure of remuneration, and compared to employees at the 25 th
percentile, Median and 75
th
percentile using Option A methodology as set out under UK requirements.

Year	25 th percentile	Median	75 th percentile
FY2021	189:1	129:1	106:1
FY2020	116:1	81:1	67:1

Option A uses the full-time equivalent base salary and benefits paid during the year as it is the most accurate reflection of employee pay as a direct comparison to the single total figure of remuneration for the CEO. The FY2021 CEO remuneration used in the calculation is the reported single total figure of remuneration data for Mike Henry. The remuneration calculation for all employees is based on actual earnings for the 12 months to 31 March 2021, including annual incentive payments for employees calculated using the Group performance outcome, and vested equity received if applicable. Pension contributions are calculated as the total cost of contributions made by the Group over the
12-month
period. Employees on international assignments have been excluded from the analysis as their remuneration structures are generally not consistent with the single total figure of remuneration for the CEO. The FY2020 CEO remuneration used in the calculation is a combination of reported single total figure of remuneration data for Mike Henry and Andrew Mackenzie, recognising the transition in CEO leadership during FY2020.
The FY2021 ratio of 129:1 at the median compared to the FY2020 ratio of 81:1 reflects the proportion of the CEO’s pay being more heavily weighted to variable pay, including share-based long-term incentives, than for other employees. Specifically, the change from FY2020 to FY2021 is driven by a higher FY2021 CDP outcome of 115 per cent against a target of 100 per cent compared to the CDP outcome of 96 per cent in FY2020, together with the 100 per cent LTIP vesting for FY2021 at a BHP Group Limited share price of A$47.70 per share, whereas there was 48 per cent LTIP vesting for FY2020 at a BHP Group Limited share price of A$39.06 per share.
The Group believes the median pay ratio reflects the diversity of our global business footprint and employee population. BHP’s remuneration policies and practices are based on a high degree of alignment and consistency, with total remuneration at all levels providing a competitive package that enables the attraction and retention of talent while also providing at-risk
remuneration based on performance.
Remuneration for the CEO in FY2022
The remuneration for the CEO in FY2022 will be in accordance with the remuneration policy approved by shareholders at the AGMs in 2019.
Base salary review
Base salary is reviewed annually and increases are applicable from 1 September. The CEO commenced in the role on 1 January 2020 and did not receive a base salary increase in September 2021 and it will remain unchanged at US$1.700 million per annum for FY2022. The CEO’s base salary will be kept under review in future years to ensure it remains competitive, especially in light of recent movement in exchange rates against the US dollar.
FY2022 CDP performance measures
For FY2022, the Remuneration Committee has set the following CDP scorecard performance measures:

Performance categories	Weighting	Target measures
HSEC	25%
The following HSEC performance measures are designed to incentivise achievement of the Group’s public five-year HSEC targets.

Significant events (10%): No significant (actual level 4) health, safety (including fatalities), environment or community events during the year, implementation of sexual assault and sexual harassment controls, and design of cultural heritage controls.

Climate change (10%): Reported GHG emissions in FY2022 are below the FY2017 level. A majority of planned decarbonisation projects are presented for tollgates and all asset adaptation plans are updated. Work undertaken as planned under partnerships with strategic customers in the steel sector established in FY2021, one more partnership formalised, and a review of Scope 3 goals and estimation methodologies completed.

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
The CEO’s individual measures for FY2022 comprise contribution to BHP’s overall performance and the management team and the delivery of projects and initiatives within the scope of the CEO role as set out by the Board. These include projects and initiatives in respect of social value (long term growth in value and returns for all stakeholders), people (right people, right skills, coming together in the right way to support exceptional performance), performance (material improvement in the system that supports exceptional performance) and portfolio (material progress on our strategic objectives to create a winning portfolio and set BHP up for the next 20 years).

These performance measures are aligned with medium and long-term strategy aspirations that are intended to drive long-term value for shareholders and other stakeholders.

FY2022 LTIP award
The maximum face value of the CEO’s LTIP award under the remuneration policy approved by shareholders at the 2019 AGMs is US$3.400 million, being 200 per cent of the CEO’s base salary. The number of LTIP awards in FY2022 has been determined using the share price and US$/A$ exchange rate over the 12 months up to and including 30 June 2021. Based on this, a FY2022 grant of 107,183 LTIP awards is proposed and approval for this LTIP grant will be sought from shareholders at the 2021 AGMs. If approved, the award will be granted following the AGMs (i.e. in or around November/December 2021 subject to securities dealing considerations). The FY2022 LTIP award will use the same performance and service conditions and comparator groups as the FY2021 LTIP award.
Remuneration for other Executive KMP (excluding the CEO)
The information in this section contains details of the remuneration policy that guided the Remuneration Committee’s decisions and resulted in the remuneration outcomes for other Executive KMP (excluding the CEO). The remuneration policy and structures for other Executive KMP are essentially the same as those already described for the CEO in previous sections of the Remuneration Report, including the treatment of remuneration on loss of office as detailed in ‘Service contracts and policy on loss of office’ in section 2.2.2.
Components of remuneration
The components of remuneration for other Executive KMP are the same as for the CEO, with any differences described below.
CDP
The CDP performance measures for other Executive KMP for FY2021 are similar to those of the CEO, which are outlined in ‘FY2021 CDP performance outcomes’ in this section 2.2.3; however, the weighting of each performance measure will vary to reflect the focus required from each Executive KMP role.
Individual performance measures are determined at the start of the financial year. These include the other Executive KMP’s contribution to the delivery of projects and initiatives within the scope of their role and the overall performance of the Group. Individual performance of other Executive KMP was reviewed against these measures by the Committee and on average, was considered slightly above target.

The diagram below represents the FY2021 CDP weightings and outcomes against the original scorecard.

LTIP
LTIP awards granted to other Executive KMP for FY2022 will be calculated in accordance with the remuneration policy approved by shareholders in 2019. Awards for other Executive KMP will have a maximum face value of 175 per cent of base salary, which is a fair value of 72 per cent of base salary under the current plan design (with a fair value of 41 per cent, taking into account the performance condition: 175 per cent x 41 per cent = 72 per cent).
Other Executive KMP who were promoted from executive roles within BHP may hold MAP awards that were granted to them in respect of their service in non-KMP
roles.
Shareplus
Other Executive KMP are eligible to participate in Shareplus. For administrative simplicity, Executive KMP, including the CEO, do not currently participate in Shareplus. No Executive KMP, including the CEO, had any holdings under the Shareplus program during FY2021.
Remuneration mix
A significant portion of other Executive KMP remuneration is at-risk,
in order to provide strong alignment between remuneration outcomes and the interests of BHP shareholders.
The diagram below sets out the relative mix of each remuneration component for the other Executive KMP for FY2021. Each component is determined as a percentage of base salary (at the minimum, target and maximum levels of performance-based remuneration).

(1)	Base salary earned by each Executive KMP is set out in ‘Executive KMP remuneration table’ in this section 2.2.3.

(2)
Retirement benefits are 10 per cent of base salary for other Executive KMP, with the exception of Geraldine Slattery.
From FY2021, contribution rates for Geraldine reduced to 20 per cent of base salary in accordance with the remuneration policy approved by shareholders at the 2019 AGMs (progressive reduction to 10 per cent of base salary as follows: 15 per cent of base salary from 1 July 2021; and 10 per cent of base salary from 1 July 2022 onwards). For any new Executive KMP appointments, the pension contribution rate will be 10 per cent of base salary immediately.

(3)	Other benefits are based on a notional 10 per cent of base salary.

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
Arrangements for KMP leaving and joining the Group
KMP leaving the Group
The arrangements for Executive KMP leaving the Group are within the approval provided by shareholders at the 2020 AGMs in regard to Australian termination benefits legislation, including the provision of performance-based remuneration in accordance with the rules of the relevant incentive plans.
Peter Beaven stepped down from his role as Chief Financial Officer on 30 November 2020 and exited BHP on 28 February 2021. Daniel Malchuk stepped down from his role as President Minerals Americas on 31 October 2020 and exited BHP on 31 December 2020. Peter and Daniel received base salary, pension contributions, prorated CDP, statutory leave entitlements and applicable benefits up to the dates of their exit from BHP.
Peter and Daniel received a part payment in lieu of notice upon exit and have been paid or will receive in the future the value of pension funds that they have accumulated during their service with the Group. When determining the Executive KMP CDP awards for FY2021, the Remuneration Committee resolved that Peter and Daniel would each receive a prorated FY2021 CDP award in the form of cash based on their performance (covering the cash and two-year
deferred share components, but not the five-year deferred share component). No deferral period will apply in respect of these CDP awards.
All unvested FY2019 STIP and FY2020 CDP
two-year
deferred share awards allocated to Peter and Daniel remained on foot on termination. FY2019 STIP deferred share awards vested in August 2021 and FY2020 CDP two-year
deferred share awards will not vest until August 2022. Peter’s and Daniel’s unvested LTIP awards and CDP five-year deferred shares were prorated to reflect the percentage of the performance period to 28 February 2021 for Peter and 31 December 2020 for Daniel. The vesting of the retained prorated LTIP awards will be determined by the Committee at the relevant time in future years and will only vest to the extent the performance conditions are met at the end of each five-year performance period. The vesting of LTIP awards and CDP five-year deferred share awards are subject to the Committee’s ability to reduce vesting through its discretion under the plan rules.
KMP joining the Group
David Lamont joined BHP as Chief Financial Officer on 1 December 2020. David left his former employer, CSL Limited, a major Australian company listed on the Australian Stock Exchange, on 30 October 2020. As a consequence of his resignation certain CSL incentive awards, which were expected to have been paid or vested in 2021 and beyond, were foregone.
Replacement BHP awards have been provided in accordance with BHP’s remuneration policy (approved by shareholders in 2019 with almost 94 per cent support) under which a new senior executive appointed from outside BHP can be provided cash and/or BHP equity awards to replace any remuneration forfeited or not received from the former employer. In accordance with that policy, remuneration that David forfeited or did not receive as a consequence of leaving CSL to join BHP has been partly replaced as set out in the table below.
The value of the BHP awards is less than the fair value of the awards foregone (as confirmed by the Committee’s independent adviser), and the duration of the BHP awards is longer, on average, than those they replace. The Committee has determined appropriate service and performance conditions within BHP’s framework, considering the vesting status of the conditions attached to the foregone awards. As always, the Committee has been mindful of limiting such payments and not providing any more compensation than is necessary and, under BHP’s incentive plans, retains the right to adjust vesting outcomes where an inappropriate benefit would be received.

The BHP awards provided are set out in the table below.

Award	Amount/number	Payable/vesting	Release	Conditions	Replaces
Cash	US$300,000	September 2021 (1)	September 2022 (1)	Nil	Replaces a cash bonus payment foregone that would have been payable in September 2021
Performance shares	77,000	August 2022 (2)	August 2023 (2)	Service and performance conditions, being subject to a holistic assessment of underlying financial performance of BHP and personal performance of David during the vesting period	Partly replaces equity awards foregone that would have been paid and vested to David in 2021 and beyond

(1)	Should David voluntarily resign or retire during the holding lock period, or be terminated for cause, the cash payment would become repayable on a pro-rata basis.

(2)
Upon performance shares vesting in August 2022, a holding lock will apply to the vested shares until August 2023, at which time they will be released to David. Should David voluntarily resign or retire during the holding lock period, or be terminated for cause, the shares subject to the holding lock will be forfeited.

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

US$(‘000)	Financial year	Fees	Benefits (1)	Pensions (2)	Total
Terry Bowen	FY2021	219	4	12	235
	FY2020	187	40	10	237
Malcolm Broomhead	FY2021	195	3	10	208
	FY2020	201	19	11	231
Ian Cockerill	FY2021	220	–	–	220
	FY2020	220	90	–	310
Xiaoqun Clever (3)	FY2021	144	–	–	144
Anita Frew	FY2021	220	2	–	222
	FY2020	220	47	–	267
Gary Goldberg (3)	FY2021	246	2	–	248
	FY2020	90	15	–	105
Carolyn Hewson (4)	FY2020	75	18	4	97
Susan Kilsby	FY2021	220	1	–	221
	FY2020	205	83	–	288
Ken MacKenzie	FY2021	864	4	16	884
	FY2020	866	40	14	920
Lindsay Maxsted (4)	FY2021	33	3	2	38
	FY2020	205	18	11	234
John Mogford	FY2021	215	2	–	217
	FY2020	199	69	–	268
Christine O’Reilly (3)	FY2021	162	–	9	171
Shriti Vadera (4)	FY2021	74	1	–	75
	FY2020	253	48	–	301
Dion Weisler (3)	FY2021	178	1	9	188
	FY2020	15	–	1	16

(1)
The majority of the amounts disclosed for benefits for
Non-executive
Directors are usually travel allowances (amounts of between US$ nil and US$90,000 for FY2020) however, the
COVID-19
pandemic restricted
Non-executive
Director travel during FY2021. For FY2021, amounts of between US$ nil and US$3,500 are included in respect of tax return preparation; and amounts of between US$ nil and US$2,500 are included in respect of the reimbursement of the tax cost associated with the provision of taxable benefits.

(2)	BHP Group Limited made minimum superannuation contributions of up to 9.5 per cent of fees for FY2021 in accordance with Australian superannuation legislation. No other pension contributions were paid.

(3)
The FY2020 remuneration for Gary Goldberg and Dion Weisler relates to part of the year only, as they joined the Board on 1 February 2020 and 1 June 2020 respectively. The FY2021 remuneration for Xiaoqun Clever and Christine O’Reilly relates to part of the year only, as they joined the Board on 1 October 2020 and 12 October 2020 respectively.

(4)
The FY2020 remuneration for Carolyn Hewson relates to part of the year only, as she retired from the Board on 7 November 2019. The FY2021 remuneration for Lindsay Maxsted and Shriti Vadera relates to part of the year only, as they retired from the Board on 4 September 2020 and 15 October 2020 respectively.

Non-executive
Directors’ remuneration in FY2022
In FY2022, the remuneration for the
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
From 1 July 2017, the Chair’s annual fee was reduced by approximately 8 per cent from US$0.960 million to US$0.880 million and will remain at that level for FY2022. This fee reduction was in addition to the reduction of approximately 13 per cent from US$1.100 million to US$0.960 million effective 1 July 2015. Base fee levels for
Non-executive
Directors will remain at the reduced levels that took effect from 1 July 2015, at which time they were reduced by approximately 6 per cent from US$0.170 million to US$0.160 million per annum.
The below table sets out the annualised fee levels for FY2022.

Levels of fees and travel allowances for Non-executive Directors (in US$)	From 1 July 2021
Base annual fee	160,000

Plus additional fees for:
Senior Independent Director of BHP Group Plc	48,000

Committee Chair:
Risk and Audit	60,000
Remuneration	45,000
Sustainability	45,000
Nomination and Governance	No additional fee

Committee membership:
Risk and Audit	32,500
Remuneration	27,500
Sustainability	27,500
Nomination and Governance	18,000

Travel allowance: (1)
Greater than 3 but less than 10 hours	7,000
10 hours or more	15,000

Chair’s fee	880,000

(1)	In relation to travel for Board business, the time thresholds relate to the flight time to travel to the meeting location (i.e. one way flight time). Only one travel allowance is paid per round trip.

Remuneration governance
Board oversight and the Remuneration Committee
Board
The Board is responsible for ensuring the Group’s remuneration arrangements are equitable and aligned with the long-term interests of BHP and its shareholders. In performing this function, it is critical the Board is independent of management when making decisions affecting remuneration of the CEO, other Executive KMP and the Group’s employees.
The Board has therefore established a Remuneration Committee to assist it in making such decisions. The Committee is comprised solely of
Non-executive
Directors, all of whom are independent. To ensure it is fully informed, the Committee regularly invites members of management to attend meetings to provide reports and updates; however, members of management are not present when decisions are considered or taken concerning their own remuneration. The Committee can draw on services from a range of external sources, including remuneration advisers.
Remuneration Committee
The activities of the Remuneration Committee are governed by Terms of Reference (updated version approved by the Board in April 2021), which are available at bhp.com. The current members of the Remuneration Committee are: Christine O’Reilly (Remuneration Committee Chair), Anita Frew, Gary Goldberg, Susan Kilsby, and Dion Weisler. The role and focus of the Committee and details of meeting attendances can be found in section 2.1. Other Directors and employees who regularly attended meetings were: Ken MacKenzie (Chair), Mike Henry (CEO), Athalie Williams (Chief People Officer), Andrew Fitzgerald (Vice President Reward), Caroline Cox (Group Company Secretary to 31 October 2020), Stefanie Wilkinson (Group Company Secretary from 1 March 2021), Geof Stapledon (Vice President Governance to 31 March 2021), and Prakash Kakkad (Head of Group Governance from 1 June 2021). These individuals were not present when decisions regarding their own remuneration were considered or taken.
When determining executive director remuneration practices, the Remuneration Committee considers any decisions in the context of the principles of the 2018 UK Corporate Governance Code, including:

Principle	How the Remuneration Committee has applied the principle
Clarity	BHP engages proactively with shareholders on remuneration matters. Feedback from shareholders is used by the Remuneration Committee in its decision-making in respect of the remuneration policy and its application. The Group also conducts regular employee engagement surveys which give employees an opportunity to provide feedback on a wide range of employee matters. Many employees are also ordinary shareholders through Shareplus and therefore have the opportunity to share their views as shareholders.
Simplicity	The purpose, structure and strategic alignment of each element of remuneration is clearly set out in section 2.2.2.
Risk	A significant portion of variable remuneration is
at-risk
in order to provide strong alignment between remuneration outcomes and the interests of BHP shareholders. The delivery of two-thirds
of CDP awards in deferred shares and the LTIP five-year performance period help to align the long-term interests of the CEO and shareholders.
Predictability	The remuneration opportunities under different performance scenarios (minimum, target and maximum) are set out in section 2.2.2.
Proportionality	The CEO is incentivised to achieve stretching performance through the targets set under the CDP and LTIP. In addition, the Remuneration Committee has discretion to adjust formulaic outcomes downwards to ensure that poor performance is not rewarded.
Alignment with culture	The FY2021 CDP performance measures for the CEO include a number of measures linked to culture including the delivery of social value plans for assets, improving gender diversity and embedding a new Engagement and Perception Survey system. We continue to focus on fostering a culture of respect and ensuring the workplace is safe at all times.

Engagement of independent remuneration advisers
The Committee seeks and considers advice from independent remuneration advisers where appropriate. Remuneration consultants are engaged by and report directly to the Committee. Potential conflicts of interest are taken into account when remuneration consultants are selected and their terms of engagement regulate their level of access to, and require their independence from BHP’s management.
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
PricewaterhouseCoopers is currently the only remuneration adviser appointed by the Committee. In that capacity, they may provide remuneration recommendations in relation to KMP; however, they did not do so in FY2021.
Total fees paid to the PricewaterhouseCoopers team advising the Committee on remuneration-related matters for FY2021 were £177,300. These fees are based on an agreed fee for regular items with additional work charged at agreed rates. Total fees paid to PricewaterhouseCoopers for other services rendered to the Group for FY2021 were approximately US$31 million.
Statement of voting at the 2020 AGMs
BHP’s remuneration resolutions have attracted a high level of support by shareholders. Voting in regard to those resolutions put to shareholders at the 2020 AGMs is shown below.

AGM resolution	Requirement	% vote ‘for’	% vote ‘against’	Votes withheld (1)
Remuneration Report (excluding remuneration policy (2) )	UK	95.8	4.2	4,630,094
Remuneration Report (whole Report)	Australia	95.7	4.3	4,961,722
Approval of grants to Executive Director	Australia	98.5	1.5	4,624,916
Approval of leaving entitlements	Australia	99.3	0.7	5,029,752

(1)	The sum of votes marked ‘Vote withheld’ at BHP Group Plc’s 2020 AGM and votes marked ‘Abstain’ at BHP Group Limited’s 2020 AGM.

(2)
The UK requirement for approval of the remuneration policy was met at the 2019 AGMs, where the following outcomes were recorded: a 93.5 per cent vote ‘for’, a 6.5 per cent vote ‘against’ with 23,166,578 votes withheld. This resolution was not required in 2020.

Other statutory disclosures
This section provides details of any additional statutory disclosures required by Australian or UK regulations that have not been included in the previous sections of the Remuneration Report.

Executive KMP remuneration table
The table below has been prepared in accordance with relevant accounting standards and remuneration data for Executive KMP are for the periods of FY2020 and FY2021 that they were KMP. More information on the policy and operation of each element of remuneration is provided in previous sections of this Report.

Share-based payments
The figures included in the shaded columns of the statutory table below for share-based payments were not actually provided to the KMP during FY2021 or FY2020. These amounts are calculated in accordance with accounting standards and are the amortised IFRS fair values of equity and equity-related instruments that have been granted to the executives. For information on awards that were allocated and vested during FY2021 and FY2020, refer to ‘Equity awards’ in this section 2.2.3.

			Short-term benefits			Post- employment benefits	Share-based payments		Total
US$(‘000)	Financial year	Base salary (1)	Annual cash incentive (2)	Non-monetary benefits (3)	Other benefits (4)	Retirement benefits (5)	Value of CDP/STIP awards (2)(6)	Value of LTIP awards (6)
Executive Director
Mike Henry	FY2021	1,700	1,564	120	–	170	1,487	2,315	7,356
	FY2020	1,400	1,075	129	–	223	907	2,299	6,033
Andrew Mackenzie (7)	FY2020	850	653	124	–	213	1,202	2,038	5,080
Other Executive KMP
Edgar Basto	FY2021	950	866	60	–	95	432	839	3,242
Peter Beaven (7)	FY2021	417	400	39	–	83	876	787	2,602
	FY2020	1,000	848	41	–	250	810	2,090	5,039
David Lamont	FY2021	554	510	42	–	55	167	935	2,263
Daniel Malchuk (7)	FY2021	333	307	23	–	67	765	620	2,115
	FY2020	1,000	816	38	–	250	797	2,090	4,991
Geraldine Slattery	FY2021	800	800	25	–	160	777	930	3,492
	FY2020	750	618	–	–	188	378	903	2,837
Ragnar Udd	FY2021	567	521	49	420	57	190	483	2,287

(1)
Base salaries shown in this table reflect the amounts paid over the
12-month
period from 1 July 2020 to 30 June 2021 for each Executive KMP. There were no changes to Executive KMP base salaries during the year except for Edgar Basto who was appointed as President Minerals Australia on 1 July 2020 on an annual base salary of US$0.950 million, Ragnar Udd who was appointed as President Minerals Americas on 1 November 2020 on an annual base salary of US$0.850 million, David Lamont who was appointed as Chief Financial Officer on 1 December 2020 on an annual base salary of US$0.950 million, and Geraldine Slattery whose salary changed to US$0.850 million on 1 January 2021. Geraldine’s base salary was set by the Remuneration Committee in March 2019 upon her appointment as President Petroleum at US$0.750 million per annum, which was 25 per cent below that of Geraldine’s predecessor. In December 2020, the Committee assessed Geraldine’s performance as President Petroleum and it was confirmed that Geraldine was performing and developing strongly in role. The Committee also considered market factors, job relativities and contribution in the role in reaching its decision that Geraldine’s base salary would be increased to US$0.850 million per annum on 1 January 2021. The base salaries for Executive KMP will be kept under review in future years to ensure they remain competitive, especially in light of recent movement in exchange rates against the US dollar.

(2)
Annual cash incentive in this table is the cash portion of CDP awards earned in respect of performance during each financial year for each executive. CDP is provided one-third
in cash and
two-thirds
in deferred equity (which are included in the Share-based payments columns of the table). The cash portion of CDP awards is paid to Executive KMP in September of the year following the relevant financial year. The minimum possible value awarded to each individual is nil and the maximum is 360 per cent of base salary (120 per cent in cash and 240 per cent in deferred equity). For FY2021, Executive KMP earned the following CDP awards as a percentage of the maximum (the remaining portion has been forfeited): Mike Henry 77 per cent, Edgar Basto 76 per cent, Peter Beaven 80 per cent (for the time served as Chief Financial Officer), David Lamont 77 per cent (for the time served as Chief Financial Officer), Daniel Malchuk 77 per cent (for the time served as President Minerals Americas), Geraldine Slattery 83 per cent and Ragnar Udd 77 per cent (for the time served as President Minerals Americas). Andrew’s FY2020 CDP and Peter’s and Daniel’s FY2021 CDP was paid in cash and prorated to reflect the period served until they ceased to be KMP on 31 December 2019, 30 November 2020 and 31 October 2020 respectively, as noted for Andrew in ‘Single total figure of remuneration’ in this section 2.2.3, with 50 per cent of the total CDP award included in the Annual cash incentive column, and 50 per cent in the Value of CDP/STIP awards column.

(3)
Non-monetary
benefits are
non-pensionable
and include items such as net leave accruals, health and other insurances, fees for tax return preparation (if required in multiple jurisdictions), car parking and travel costs.

(4)
Other benefits are
non-pensionable
and include a
one-off
relocation allowance (with no trailing entitlements) provided to Ragnar Udd in FY2021 relating to his international relocation from Australia to Chile.

(5)
In FY2021, retirement benefits were 20 per cent of base salary for each Executive KMP except for Mike Henry, who was appointed CEO on 1 January 2020, Edgar Basto, who was appointed as President Minerals Australia on 1 July 2020, David Lamont, who was appointed as Chief Financial Officer on 1 December 2020, and Ragnar Udd, who was appointed as President Minerals Americas on 1 November 2020, each with a pension contribution rate of 10 per cent of base salary as per the remuneration policy approved at the 2019 AGMs.

(6)	The IFRS fair value of CDP, STIP and LTIP awards is estimated at grant date. Refer to note 25 ‘Employee share ownership plans’ in section 3 for more information on IFRS.

(7)	The remuneration reported for Andrew Mackenzie, Peter Beaven and Daniel Malchuk reflects service as Executive KMP up to 31 December 2019, 30 November 2020 and 31 October 2020, respectively.

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
Dividend Equivalent Payments
DEP applies to awards provided to Executive KMP under the CDP, STIP and LTIP as detailed in ‘Components of remuneration’ in section 2.2.2. No DEP is payable on MAP awards previously provided to Executive KMP.
Equity awards provided for Executive KMP service
Awards under the CDP, STIP, and LTIP
Executive KMP received or will receive awards under the CDP, STIP and LTIP. The terms and conditions of CDP, STIP and LTIP awards, including the performance conditions, are described in ‘Components of remuneration’ in section 2.2.2. The LTIP rules are available at bhp.com.
Equity awards provided prior to Executive KMP service
Awards under the MAP
BHP senior management who are not KMP receive awards under the MAP. While no MAP awards were granted to Executive KMP after becoming KMP, Edgar Basto, Geraldine Slattery and Ragnar Udd still hold MAP awards that were allocated to them prior to commencing their Executive KMP service.

Award type	Date of grant	At 1 July 2020	Granted	Vested	Lapsed	At 30 June 2021	Award vesting date (1)	Market price on date of:		Gain on awards (‘000) (4)	DEP on awards (‘000)
								Grant (2)	Vesting (3)
Mike Henry
CDP	20-Oct-20	–	44,348	–	–	44,348	Aug 25	A$35.90	–	–	–
CDP	20-Oct-20	–	44,348	–	–	44,348	Aug 22	A$35.90	–	–	–
STIP	20-Nov-19	17,420	–	–	–	17,420	Aug 21	A$37.24	–	–	–
STIP	18-Dec-18	30,692	–	30,692	–	–	19 Aug 20	A$33.50	A$39.06	A$1,199	A$152
LTIP	20-Oct-20	–	140,239	–	–	140,239	Aug 25	A$35.90	–	–	–
LTIP	20-Nov-19	153,631	–	–	–	153,631	Aug 24	A$37.24	–	–	–
LTIP	18-Dec-18	172,413	–	–	–	172,413	Aug 23	A$33.50	–	–	–
LTIP	24-Nov-17	218,020	–	–	–	218,020	Aug 22	A$27.97	–	–	–
LTIP	9-Dec-16	192,360	–	–	–	192,360	Aug 21	A$25.98	–	–	–
LTIP	4-Dec-15	192,360	–	92,333	100,027	–	19 Aug 20	A$17.93	A$39.06	A$3,607	A$748
Edgar Basto (5)
LTIP	20-Oct-20	–	68,572	–	–	68,572	Aug 25	A$35.90	–	–	–
MAP	19-May-20	28,245	–	–	–	28,245	Aug 24	A$35.05	–	–	–
MAP	19-May-20	28,245	–	–	–	28,245	Aug 23	A$35.05	–	–	–
MAP	25-Sep-19	28,245	–	–	–	28,245	Aug 22	A$36.53	–	–	–
MAP	24-Sep-18	27,651	–	–	–	27,651	Aug 21	A$33.83	–	–	–
MAP	25-Sep-17	33,828	–	33,828	–	–	19 Aug 20	A$25.98	A$39.06	A$1,321	–
Peter Beaven (6)
CDP	20-Oct-20	–	34,977	–	–	34,977	Aug 25	A$35.90	–	–	–
CDP	20-Oct-20	–	34,977	–	–	34,977	Aug 22	A$35.90	–	–	–
STIP	20-Nov-19	19,003	–	–	–	19,003	Aug 21	A$37.24	–	–	–
STIP	18-Dec-18	30,964	–	30,964	–	–	19 Aug 20	A$33.50	A$39.06	A$1,209	A$154
LTIP	20-Oct-20	–	72,182	–	–	72,182	Aug 25	A$35.90	–	–	–
LTIP	20-Nov-19	139,664	–	–	–	139,664	Aug 24	A$37.24	–	–	–
LTIP	18-Dec-18	156,739	–	–	–	156,739	Aug 23	A$33.50	–	–	–
LTIP	24-Nov-17	198,200	–	–	–	198,200	Aug 22	A$27.97	–	–	–
LTIP	9-Dec-16	174,873	–	–		174,873	Aug 21	A$25.98	–	–	–
LTIP	4-Dec-15	174,873	–	83,940	90,933	–	19 Aug 20	A$17.93	A$39.06	A$3,279	A$680
David Lamont (5)
Performance shares	1-Dec-20	–	77,000	–	–	77,000	Aug 22	A$38.56	–	–	–
LTIP	1-Dec-20	–	68,572	–	–	68,572	Aug 25	A$38.56	–	–	–
Daniel Malchuk (6)
CDP	20-Oct-20	–	33,657	–	–	33,657	Aug 25	A$35.90	–	–	–
CDP	20-Oct-20	–	33,657	–	–	33,657	Aug 22	A$35.90	–	–	–
STIP	20-Nov-19	16,786	–	–	–	16,786	Aug 21	A$37.24	–	–	–
STIP	18-Dec-18	33,686	–	33,686	–	–	19 Aug 20	A$33.50	A$39.06	A$1,316	A$167
LTIP	20-Oct-20	–	72,182	–	–	72,182	Aug 25	A$35.90	–	–	–
LTIP	20-Nov-19	139,664	–	–	–	139,664	Aug 24	A$37.24	–	–	–
LTIP	18-Dec-18	156,739	–	–	–	156,739	Aug 23	A$33.50	–	–	–
LTIP	24-Nov-17	198,200	–	–	–	198,200	Aug 22	A$27.97	–	–	–
LTIP	9-Dec-16	174,873	–	–	–	174,873	Aug 21	A$25.98	–	–	–
LTIP	4-Dec-15	174,873	–	83,940	90,933	–	19 Aug 20	A$17.93	A$39.06	A$3,279	A$680
Geraldine Slattery
CDP	20-Oct-20	–	25,490	–	–	25,490	Aug 25	A$35.90	–	–	–
CDP	20-Oct-20	–	25,490	–	–	25,490	Aug 22	A$35.90	–	–	–
STIP	20-Nov-19	6,628	–	–	–	6,628	Aug 21	A$37.24	–	–	–
LTIP	20-Oct-20	–	54,136	–	–	54,136	Aug 25	A$35.90	–	–	–
LTIP	20-Nov-19	104,748	–	–	–	104,748	Aug 24	A$37.24	–	–	–
MAP	21-Feb-19	28,527	–	–	–	28,527	Aug 23	A$34.83	–	–	–
MAP	21-Feb-19	28,527	–	–	–	28,527	Aug 22	A$34.83	–	–	–
MAP	24-Sep-18	28,527	–	–	–	28,527	Aug 21	A$33.83	–	–	–
MAP	25-Sep-17	34,349	–	34,349	–	–	19 Aug 20	A$25.98	A$39.06	A$1,342	–
Ragnar Udd (5)
LTIP	2-Nov-20	–	61,354	–	–	61,354	Aug 25	A$33.81	–	–	–
MAP	21-Aug-20	21,231	–	–	–	21,231	Aug 24	A$38.36	–	–	–
MAP	21-Aug-20	21,231	–	–	–	21,231	Aug 23	A$38.36	–	–	–
MAP	25-Sep-19	21,231	–	–	–	21,231	Aug 22	A$36.53	–	–	–
MAP	24-Sep-18	25,565	–	–	–	25,565	Aug 21	A$33.83	–	–	–

(1)
Where the vesting date is not yet known, the estimated vesting month is shown. Where awards lapse, the lapse date is shown. If the vesting conditions are met, awards will vest on or as soon as practicable after the first non-prohibited
period date occurring after 30 June of the preceding year of vest. The year of vesting is the second (STIP and CDP two-year
awards), third (MAP), fourth (MAP) or fifth (MAP, CDP five-year awards and LTIP) financial year after grant. All awards are conditional awards and have no exercise period, exercise price or expiry date; instead ordinary fully paid shares are automatically delivered upon the vesting conditions being met. Where vesting conditions are not met, the conditional awards will immediately lapse.

(2)
The market price shown is the closing price of BHP shares on the relevant date of grant. No price is payable by the individual to receive a grant of awards. The IFRS fair value of the CDP and LTIP awards granted in FY2021 at the grant date of 20 October 2020 are as follows: CDP – A$35.90 and LTIP – A$20.98. The IFRS fair value of the LTIP awards granted in FY2021 at the grant date of 2 November 2020 and 1 December 2020 are A$18.61 and A$20.85 respectively. The IFRS fair value of David Lamont’s performance shares at the grant date of 1 December 2020 is A$38.56.

(3)	The market price shown is the closing price of BHP shares on the relevant date of vest.

(4)
The gain on awards is calculated using the market price on date of vesting or exercise (as applicable) less any exercise price payable. The amounts that vested and were lapsed for the awards during FY2021 are as follows: STIP – 100 per cent vested; LTIP – 48 per cent vested and 52 per cent lapsed; MAP – 100 per cent vested.

(5)
The opening balances of awards for Edgar Basto, David Lamont and Ragnar Udd reflect their holdings on the date that each became KMP, being 1 July 2020, 1 December 2020 and 1 November 2020 respectively.

(6)
Awards shown as held by Peter Beaven and Daniel Malchuk at 30 June 2021 are their balances at the date they ceased being KMP (30 November 2020 and 31 October 2020, respectively). The subsequent treatment of their awards is set out in ‘Arrangements for KMP leaving and joining the Group’ in this section 2.2.3.

Estimated value range of equity awards
The current face value (and estimate of the maximum possible total value) of equity awards allocated during FY2021 and yet to vest are the awards as set out in the previous table multiplied by the current share price of BHP Group Limited or BHP Group Plc as applicable. The minimum possible total value of the awards is nil.
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
Five-year share price, dividend and earnings history

		FY2021	FY2020	FY2019		FY2018	FY2017
BHP Group Limited	Share price at beginning of year	A$35.82	A$41.68	A$33.60		A$23.23	A$19.09
	Share price at end of year	A$48.57	A$35.82	A$41.16		A$33.91	A$23.28
	Dividends paid	A$2.07	A$2.13	A$3.08	(1)	A$1.24	A$0.72
BHP Group Plc	Share price at beginning of year	£16.28	£20.33	£16.53		£12.15	£9.40
	Share price at end of year	£21.30	£16.54	£20.15		£17.06	£11.76
	Dividends paid	£1.15	£1.13	£1.70	(1)	£0.72	£0.44
BHP	Attributable profit (US$ million, as reported)	11,304	7,956	8,306		3,705	5,890

(1)	The FY2019 dividends paid includes A$1.41 or £0.80 in respect of the special dividend associated with the divestment of Onshore US.
The highest share prices during FY2021 were A$51.65
for BHP Group Limited shares and £23.76 for BHP Group Plc shares. The lowest share prices during FY2021 were A$33.78 and £14.90 respectively.

Ordinary share holdings and transactions
The number of ordinary shares in BHP Group Limited or in BHP Group Plc held directly, indirectly or beneficially, by each individual (including shares held in the name of all close members of the Director’s or Executive KMP’s family and entities over which either the Director or Executive KMP or the family member has, directly or indirectly, control, joint control or significant influence) are shown below. No shares are held nominally by any KMP or their related parties. There have been no changes in the interests of any Directors in the period to 1 September 2021 (being not less than one month prior to the date of the notice of the 2021 AGMs), except as noted below. These are ordinary shares held without performance conditions or restrictions and are included in MSR calculations for each individual.
The interests of Directors and Executive KMP in the ordinary shares of each of BHP Group Limited and BHP Group Plc as at 30 June 2021 did not exceed on an individual basis or in the aggregate 1 per cent of BHP Group Limited’s or BHP Group Plc’s issued ordinary shares.

	BHP Group Limited shares					BHP Group Plc shares
	Held at 1 July 2020	Purchased	Received as remuneration (1)	Sold	Held at 30 June 2021	Held at 1 July 2020	Purchased	Received as remuneration (1)	Sold	Held at 30 June 2021
Executive Director
Mike Henry	120,069	–	146,072	67,162	198,979	196,262	–	–	–	196,262

Other Executive KMP
Edgar Basto (2)	117,279	42	33,828	16,260	134,889	–	–	–	–	–
Peter Beaven (3)	261,287	–	136,244	65,424	332,107	–	–	–	–	–
David Lamont (2)	6,345	–	–	–	6,345	–	–	–	–	–
Daniel Malchuk (3)	194,608	–	139,312	56,934	276,986	–	–	–	–	–
Geraldine Slattery (4)	71,520	–	34,349	8,544	97,325	–	–	–	–	–
Ragnar Udd (2)	105,418	–	–	–	105,418	–	–	–	–	–

Non-executive Directors
Terry Bowen	11,000	–	–	–	11,000	–	–	–	–	–
Malcolm Broomhead	19,000	–	–	–	19,000	–	–	–	–	–
Xiaoqun Clever (5)	5,000	2,000	–	–	7,000	–	–	–	–	–
Ian Cockerill	8,759	–	–	–	8,759	3,500	–	–	–	3,500
Anita Frew	–	–	–	–	–	15,000	–	–	–	15,000
Gary Goldberg (4)	10,000	–	–	–	10,000	–	–	–	–	–
Susan Kilsby	–	–	–	–	–	6,900	–	–	–	6,900
Ken MacKenzie	52,351	–	–	–	52,351	–	–	–	–	–
Lindsay Maxsted (6)	18,000	–	–	–	18,000	–	–	–	–	–
John Mogford	–	–	–	–	–	12,000	1,938	–	–	13,938
Christine O’Reilly (5)	7,000	–	–	–	7,000	–	–	–	–	–
Shriti Vadera (6)	–	–	–	–	–	25,000	–	–	–	25,000
Dion Weisler	1,544	–	–	–	1,544	–	–	–	–	–

(1)	Includes DEP in the form of shares on equity awards vesting as disclosed in ‘Equity awards’ in this section 2.2.3.

(2)	The opening balances for Edgar Basto, David Lamont and Ragnar Udd reflect their shareholdings on the date that each became KMP being 1 July 2020, 1 December 2020 and 1 November 2020 respectively.

(3)	Shares shown as held by Peter Beaven and Daniel Malchuk at 30 June 2021 are their balances at the date they ceased being KMP being 30 November 2020 and 31 October 2020 respectively.

(4)	The following BHP Group Limited shares were held in the form of American Depositary Shares: Geraldine Slattery (868 BHP Group Limited) and Gary Goldberg (5,000 BHP Group Limited).

(5)	The opening balances for Xiaoqun Clever and Christine O’Reilly reflect their shareholdings on the date that each became Non-executive Directors being 1 October 2020 and 12 October 2020 respectively.

(6)	Shares shown as held by Lindsay Maxsted and Shriti Vadera at 30 June 2021 are their balances at the date of their retirement from the Board on 4 September 2020 and 15 October 2020 respectively.

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
For FY2021:

•	The MSR for the CEO was five times annual pre-tax base salary. At the end of FY2021, the CEO met the MSR.

•
The MSR for other Executive KMP was three times annual
pre-tax
base salary. At the end of FY2021, the other Executive KMP met the MSR, except for David Lamont, as he was appointed as Executive KMP on 1 December 2020.

•	No other Executive KMP sold or purchased shares during FY2021, other than sales to satisfy taxation obligations and a net immaterial purchase for Edgar Basto.
Effective 1 July 2020, a
two-year
post-retirement shareholding requirement for the CEO applies from the date of retirement, which will be the lower of the CEO’s MSR or the CEO’s actual shareholding at the date of retirement.
Subject to securities dealing constraints,
Non-executive
Directors have agreed to apply at least 25 per cent of their remuneration (base fees plus Committee fees) to the purchase of BHP shares until they achieve an MSR equivalent in value to one year of remuneration (base fees plus Committee fees). Thereafter, they must maintain at least that level of shareholding throughout their tenure. At the end of FY2021, each
Non-executive
Director met the MSR with the exception of Susan Kilsby, Dion Weisler and Christine O’Reilly as they only recently joined the Board on 1 April 2019, 1 June 2020 and 12 October 2020, respectively. As at the date of this Report, Susan, Dion and Christine each met the MSR.
Payments to past Directors and for loss of office
UK regulations require the inclusion in the Remuneration Report of certain payments to past Directors and payments made for loss of office.
The following payments were made to Andrew Mackenzie for FY2021 that relate to the period when he was no longer an Executive Director and CEO and which have not been reported elsewhere in this section 2.2.3:

•
100 per cent of the 254,815 retained LTIP awards granted in 2016, reduced from 339,753 awards originally granted and prorated for time served at the time of departure, vested on 18 August 2021. The value of these awards for Andrew was US$10.517 million, including a related DEP of US$1.710 million which was paid in shares.

•
During FY2021, Andrew was provided tax return preparation services of US$0.073 million in respect of his tax obligations in multiple jurisdictions for BHP employment income in accordance with contractual and termination arrangements.

The Remuneration Committee has adopted a de minimis threshold of US$7,500 for disclosure of payments to past Directors under UK requirements.
There were no payments made for loss of office in FY2021.

Relative importance of spend on pay
The table below sets out the total spend for Continuing operations on employee remuneration during FY2021 (and the prior year) compared with other significant expenditure items, and includes items as prescribed in the UK requirements. BHP has included tax payments and purchases of property, plant and equipment being the most significant other outgoings in monetary terms.

US$ million	FY2021	FY2020
Aggregate employee benefits expense	4,842	4,120
Dividends paid to BHP shareholders (1)	7,901	6,876
Income tax paid and royalty-related taxation paid (net of refunds)	7,610	5,944
Purchases of property, plant and equipment	6,606	6,900

(1)	There were no share buybacks in FY2021 or FY2020.
Transactions with KMP
During the financial year, there were no transactions between the Group and its subsidiaries and KMP (including their related parties) (2020: US$ nil; 2019: US$ nil). There were no amounts payable by or loans with KMP (including their related parties) at 30 June 2021 (2020: US$ nil).
A number of KMP hold or have held positions in other companies (i.e. personally related entities) where it is considered they control or significantly influence the financial or operating policies of those entities. There have been no transactions with those entities and no amounts were owed by the Group to personally related entities or any other related parties (2020: US$ nil; 2019: US$ nil).
This Remuneration Report was approved by the Board on 2 September 2021 and signed on its behalf by:

Christine O’Reilly
Chair, Remuneration Committee
2 September 2021
2.3    Directors’ Report
The information presented by the Directors in this Directors’ Report relates to BHP Group Limited, BHP Group Plc and their respective subsidiaries. Section 1 ‘Strategic Report’ (which includes the Chair’s review in section 1.2 and the Chief Executive Officer’s review in section 1.3, and incorporates the operating and financial review), section 2.1 ‘Corporate Governance Statement’, section 2.2 ‘Remuneration Report’, section 3.5 ‘Lead Auditor’s Independence Declaration’ and section 4 ‘Additional information’ are each incorporated by reference into, and form part of, this Directors’ Report. In addition, for the purposes of UK law, the Strategic Report in section 1 and the Remuneration Report in section 2.2 form separate reports and have been separately approved by the Board for that purpose.
For the purpose of the Financial Conduct Authority’s (FCA) Listing Rule 9.8.4C R, the applicable information required to be disclosed in accordance with FCA Listing Rule 9.8.4 R is set out in the sections below.

Applicable information required by FCA Listing Rule 9.8.4 R	Section in this Annual Report
(1) Interest capitalised by the Group	Section 3, note 22 ‘Net finance costs’
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

2.3.1    Review of operations, principal activities and state of affairs
A review of the operations of BHP during FY2021, the results of those operations during FY2021 and the expected results of those operations in future financial years are set out in section 1, in particular in 1.2 to 1.15, 1.17 and 1.18 and in other material in this Annual Report. Information on the development of BHP and likely developments in future years also appears in those sections.
Our principal activities during FY2021 are disclosed in section 1. We are among the world’s top producers of major commodities, including iron ore, metallurgical coal and copper. We also have substantial interests in oil, gas and energy coal. No significant changes in the nature of BHP’s principal activities occurred during FY2021 other than as disclosed in section 1.
There were no significant changes in BHP’s state of affairs that occurred during FY2021 and no significant post balance date events other than as disclosed in section 1 and note 35 ‘Subsequent events’ in section 3.
No other matter or circumstance has arisen since the end of FY2021 that has significantly affected or is expected to significantly affect the operations, the results of operations or state of affairs of BHP in future years.
2.3.2    Share capital and
buy-back
programs
At the Annual General Meetings held in 2019 and 2020, shareholders authorised BHP Group Plc to make on-market
purchases of up to 211,207,180 of its ordinary shares, representing 10 per cent of BHP Group Plc’s issued share capital at that time. During FY2021, we did not make any on-market
or
off-market
purchases of BHP Group Limited or BHP Group Plc shares under any share buy-back
program. As at the date of this Directors’ Report, there were no current on-market
buy-backs.
Shareholders will be asked at the 2021 Annual General Meetings to renew this authority. As at the date of this Directors’ Report, there is no intention to exercise this authority.
Some of our executives receive rights over BHP shares as part of their remuneration arrangements. Entitlements may be satisfied by the transfer of existing shares, which are acquired on-market
by the Employee Share Ownership Plan (ESOP) Trusts or, in respect of some entitlements, by the issue of shares.
The number of shares referred to in column A below were purchased to satisfy awards made under the various BHP Group Limited and BHP Group Plc employee share schemes during FY2021.

Period	A Total number of shares purchased and transferred to employees to satisfy employee awards	B Average price paid per share (1) US$	C Total number of shares purchased as part of publicly announced plans or programs	D Maximum number of shares that may yet be purchased under the plans or programs
				BHP Group Limited (2)	BHP Group Plc
1 Jul 2020 to 31 Jul 2020	–	–	–	–	211,207,180	(3)
1 Aug 2020 to 31 Aug 2020	6,158,718	28.32	–	–	211,207,180	(3)
1 Sep 2020 to 30 Sep 2020	–	–	–	–	211,207,180	(3)
1 Oct 2020 to 31 Oct 2020	–	–	–	–	211,207,180	(3)
1 Nov 2020 to 30 Nov 2020	–	–	–	–	211,207,180	(3)
1 Dec 2020 to 31 Dec 2020	–	–		–	211,207,180	(3)
1 Jan 2021 to 31 Jan 2021	–	–	–	–	211,207,180	(3)
1 Feb 2021 to 28 Feb 2021	–	–	–	–	211,207,180	(3)
1 Mar 2021 to 31 Mar 2021	882,454	36.57	–	–	211,207,180	(3)
1 Apr 2021 to 30 Apr 2021	–	–	–	–	211,207,180	(3)
1 May 2021 to 31 May 2021	–	–	–	–	211,207,180	(3)
1 Jun 2021 to 30 Jun 2021	731,235	38.00	–	–	211,207,180	(3)

Total	7,772,407	30.16	–	–	211,207,180	(3)

(1)	The shares were purchased in the currency of the stock exchange on which the purchase took place and the sale price has been converted into US dollars at the exchange rate on the day of purchase.

(2)
BHP Group Limited is able to
buy-back
and cancel BHP Group Limited shares within the ‘10/12 limit’ without shareholder approval in accordance with section 257B of the Australian Corporations Act 2001. Any future on-market
share
buy-back
program would be conducted in accordance with the Australian Corporations Act 2001 and with the ASX Listing Rules.

(3)
At the Annual General Meetings held during 2019 and 2020, shareholders authorised BHP Group Plc to make on-market
purchases of up to 211,207,180 of its ordinary shares, representing 10 per cent of BHP Group Plc’s issued capital at the time.

2.3.3    Results, financial instruments and going concern
Information about the Group’s financial position and financial results is included in the Financial Statements in this Annual Report. The Consolidated Income Statement shows profit attributable to BHP members of US$11.3 billion in FY2021, compared with a profit of US$8.0 billion in FY2020.
BHP’s business activities, together with the factors likely to affect its future development, performance and position, are discussed in section 1. In addition, sections 1.3 to 1.9 and 2.1.13, and note 23 ‘Financial risk management’ in section 3 outline BHP’s capital management objectives, its approach to financial risk management and exposure to financial risks, liquidity and borrowing facilities.
The Directors, having made appropriate enquiries, have a reasonable expectation that BHP has adequate resources to continue in operational existence for the foreseeable future. Therefore, they continue to adopt the going concern basis of accounting in preparing the annual Financial Statements.
2.3.4    Directors
The Directors who served at any time during FY2021 or up until the date of this Directors’ Report were Ken MacKenzie, Mike Henry, Terry Bowen, Malcolm Broomhead, Xiaoqun Clever, Ian Cockerill, Anita Frew, Gary Goldberg, Susan Kilsby, Lindsay Maxsted, John Mogford, Christine O’Reilly, Shriti Vadera and Dion Weisler. For information on the current Directors of BHP Group Limited and BHP Group Plc, refer to section 2.1.2. These details include the period for which each Director held office up to the date of this Directors’ Report, their qualifications, experience and particular responsibilities, the directorships held in other listed companies since 1 July 2018 and the period for which each directorship has been held.
Shriti Vadera served as a
Non-executive
Director of BHP Group Limited and BHP Group Plc from January 2011 until her retirement on 15 October 2020. Lindsay Maxsted served as a
Non-executive
Director of BHP Group Limited and BHP Group Plc from March 2011 until his retirement on 4 September 2020.
Xiaoqun Clever and Christine O’Reilly were appointed as
Non-executive
Directors of BHP Group Limited and BHP Group Plc with effect from 1 October 2020 and 12 October 2020 respectively and were elected at the 2020 Annual General Meetings.
The number of meetings of the Board and its Committees held during the year and each Director’s attendance at those meetings are set out in section 2.1.4.

2.3.5    Remuneration and share interests
Remuneration
The policy for determining the nature and amount of emoluments of the Executive Key Management Personnel (KMP) (including the Executive Director) and the
Non-executive
Directors, and information about the relationship between that policy and BHP’s performance are set out in sections 2.2.2 and 2.2.3.
The remuneration tables contained in section 2.2.3 set out the remuneration of members of the Executive KMP (including the Executive Director) and the
Non-executive
Directors.
Directors
‘Ordinary share holdings and transactions’ in section 2.2.3 sets out the relevant interests in shares in BHP Group Limited and BHP Group Plc of the Directors who held office during FY2021, at the beginning and end of FY2021. No rights or options over shares in BHP Group Limited and BHP Group Plc are held by any of the
Non-executive
Directors. Interests held by the Executive Director under employee equity plans as at 30 June 2021 are set out in the tables showing interests in incentive plans contained in ‘Equity awards’ in section 2.2.3. Except for Mike Henry, as at the date of this Directors’ Report, the information pertaining to shares in BHP Group Limited and BHP Group Plc held directly, indirectly or beneficially by Directors is the same as set out in the table in ‘Ordinary share holdings and transactions’ in section 2.2.3. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities.
Non-executive
Directors have agreed to apply at least 25 per cent of their remuneration (base fees plus committee fees) to the purchase of shares in BHP Group Limited and BHP Group Plc until they achieve a shareholding equivalent in value to one year’s remuneration (base fees plus committee fees). Thereafter,
Non-executive
Directors must maintain at least that level of shareholding throughout their tenure. All dealings by Directors are subject to mandatory minimum performance requirements for securities dealing and are reported to the Board and to the stock exchanges. Information on our policy governing the use of hedging arrangements over shares in BHP by Directors and other members of the KMP is set out in ‘Prohibition on hedging of BHP Group shares and equity instruments’ in section 2.2.3.
As at the date of this Directors’ Report, Mike Henry held:

•	(either directly, indirectly or beneficially) 196,262 shares in BHP Group Plc and 325,330 shares in BHP Group Limited

•	rights and options over nil shares in BHP Group Plc and 772,999 shares in BHP Group Limited
We have not made available to any Directors any interest in a registered scheme.
Key Management Personnel
‘Ordinary share holdings and transactions’ in section 2.2.3 sets out the relevant interests in shares in BHP Group Limited and BHP Group Plc held directly, indirectly or beneficially at the beginning and end of FY2021 by those senior executives who were Executive KMP (other than the Executive Director) during FY2021. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities. Interests held by members of the Executive KMP under employee equity plans as at 30 June 2021 are set out in the tables contained in ‘Equity awards’ in section 2.2.3.
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

Executive KMP member	BHP Group entity	As at date of Directors’ Report
Edgar Basto	BHP Group Limited BHP Group Plc	130,038 –
David Lamont	BHP Group Limited BHP Group Plc	6,345 –
Geraldine Slattery	BHP Group Limited BHP Group Plc	123,640 –
Ragnar Udd	BHP Group Limited BHP Group Plc	118,557 –

2.3.6    Secretaries
Stefanie Wilkinson is the Group Company Secretary. For details of her qualifications and experience, refer to section 2.1.2. The following people also acted during FY2021 as Company Secretaries of BHP Group Limited and BHP Group Plc: Caroline Cox BA (Hons), MA, LLB, BCL until 1 March 2021, Rachel Agnew, BComm (Economics), LLB (Hons), GAICD, until 1 September 2020 and Geof Stapledon, BEc, LLB (Hons), DPhil, FCIS.
Geof Stapledon resigned as Company Secretary of BHP Group Limited and BHP Group Plc with effect from 7 July 2021. Prakash Kakkad, LLB, LPC was appointed as a Company Secretary of BHP Group Limited and BHP Group Plc and John-Paul Santamaria, BEng (Civil) (Hons), LLB was appointed as a Company Secretary of BHP Group Limited, in each case with effect from 7 July 2021.
Each individual has experience in a company secretariat role or other relevant fields arising from time spent in roles within BHP, other large listed companies or other relevant entities.
2.3.7    Indemnities and insurance
Rule 146 of the BHP Group Limited Constitution and Article 146 of the BHP Group Plc Articles of Association require each company to indemnify, to the extent permitted by law, each Officer of BHP Group Limited and BHP Group Plc, respectively, against liability incurred in, or arising out of, the conduct of the business of BHP or the discharge of the duties of the Officer. The Directors named in section 2.1.2, the Company Secretaries and other Officers of BHP Group Limited and BHP Group Plc have the benefit of this requirement, as do individuals who formerly held one of those positions.
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
From time to time, we engage our External Auditor, Ernst & Young (EY), to conduct non-statutory
audit work and provide other services in accordance with our policy on the provision of other services by the External Auditor. The terms of engagement in the United Kingdom include that we must compensate and reimburse EY LLP for, and protect EY LLP against, any loss, damage, expense, or liability incurred by EY LLP in respect of third party claims arising from a breach by BHP of any obligation under the engagement terms. In Australia, the terms of engagement for certain services include that we must compensate and reimburse EY for, and protect EY against, any loss, damage, expense, or liability incurred by EY in respect of third party claims arising from a breach by BHP of any obligation under the engagement terms.
We have insured against amounts that we may be liable to pay to Directors, Company Secretaries or certain employees (including former Officers) pursuant to Rule 146 of the Constitution of BHP Group Limited and Article 146 of the Articles of Association of BHP Group Plc or that we otherwise agree to pay by way of indemnity. The insurance policy also insures Directors, Company Secretaries and some employees (including former Officers) against certain liabilities (including legal costs) they may incur in carrying out their duties. For this Directors’ and Officers’ insurance, we paid premiums of US$24,114,600 excluding taxes during FY2021.
During FY2021, BHP paid legal defence costs for certain current and former employees of BHP or BHP Brasil in relation to the criminal charges filed by the Federal Prosecutors’ Office in Brazil. In addition, BHP paid legal defence costs for Roger Gilbertson, a former BHP Bolivia country manager, in connection with the Bolivian authorities’ decision to criminally prosecute two former presidents of Bolivia and a number of former international oil company executives in relation to exploration and production contracts entered into between 1994 and 1997.
Other than as set out above, no indemnity in favour of a current or former officer of BHP Group Limited or BHP Group Plc, or in favour of the External Auditor, was called on during FY2021.
2.3.8    Employee policies
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
For more information on employee engagement and employee policies, including communications and regarding disabilities, refer to section 1.14, 1.12 and in ‘Workforce engagement’ in section 2.1.6.

2.3.9    Corporate governance
The FCA’s Disclosure Guidance and Transparency Rules (DTR 7.2) require that certain information be included in a corporate governance statement. BHP has an existing practice of issuing a corporate governance statement as part of our Annual Report that is incorporated into the Directors’ Report by reference. The information required by the Disclosure Guidance and Transparency Rules and the FCA’s Listing Rules (LR 9.8.6) is located in section 2, with the exception of the information referred to in LR 9.8.6 (1), (3) and (4) and DTR 7.2.6, which is located in sections 2.3.2, 2.3.3, ‘Directors’ in section 2.3.5 and 2.3.18.
2.3.10    Dividends
A final dividend of 200 US cents per share will be paid on 21 September 2021, resulting in total dividends determined in respect of FY2021 of 301 US cents per share. For information on the dividends paid, refer to notes 16 ‘Share capital’ and 18 ‘Dividends’ in section 3. For information on the Group’s dividend policy, refer to section 4.10.7.
2.3.11    Auditors
No current officer of BHP has held the role of director or partner of the Group’s current external auditor. During FY2021, Lindsay Maxsted was the only officer of BHP who, prior to his appointment as an officer of BHP, previously held the role of director or partner of the Group’s former external auditor, at a time when the Group’s former external auditor conducted an audit of BHP. KPMG resigned as BHP’s external auditor on 7 November 2019 following the conclusion of the 2019 AGMs, in order to comply with UK and EU requirements on auditor tenure. Lindsay Maxsted was not part of the KPMG audit practice after 1980 and, while at KPMG, was not in any way involved in, or able to influence, any audit activity associated with BHP. Lindsay Maxsted retired as a
Non-executive
Director of BHP Group Limited and BHP Group Plc on 4 September 2020.
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
Consistent with the then applicable UK and EU requirements in regard to audit firm tender and rotation, BHP conducted an audit tender during FY2017.
After a comprehensive tender process, at a meeting held on 16 August 2017, the Board selected EY as its independent registered public accounting firm from the financial year beginning 1 July 2019, and our shareholders approved EY’s appointment at the Annual General Meetings in 2019.
2.3.12    Non-audit
services
Information on the
non-audit
services undertaken by BHP’s External Auditor, including the amounts paid for non-audit
services, refer to note 36 ‘Auditor’s remuneration’ in section 3. All non-audit
services were approved in accordance with the process set out in the Policy on Provision of Audit and Other Services by the External Auditor. No
non-audit
services were carried out that were specifically excluded by the Policy on Provision of Audit and Other Services by the External Auditor. Based on advice provided by the RAC, the Directors have formed the view that the provision of non-audit
services is compatible with the general standard of independence for auditors, and that the nature of non-audit
services means that auditor independence was not compromised. For a statement of the reasons for this view and for more information about our policy in relation to the provision of non-audit
services by the auditor, refer to section 2.1.10.
2.3.13    Political donations
We maintain a position of impartiality with respect to party politics and do not make political contributions or expenditure/donations for political purposes to any political party, politician, elected official or candidate for public office. We do, however, contribute to the public debate of policy issues that may affect BHP in the countries in which we operate.
No political contributions/donations for political purposes were made by BHP to any political party, politician, elected official or candidate for public office during FY2021.
(1)

(1)
Note that Australian Electoral Commission (AEC) disclosure requirements are broad, such that amounts that are not political donations can be reportable for AEC purposes. For example, where a political party or organisation owns shares in BHP, the AEC filing requires the political party or organisation to disclose the dividend payments received in respect of their shareholding.

2.3.14    Exploration, research and development
Companies within the Group carry out exploration and research and development necessary to support their activities. Details are provided in sections 1.10 to 1.17 and 4.6.
2.3.15    ASIC Instrument 2016/191
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
2.3.16    Proceedings on behalf of BHP Group Limited
No proceedings have been brought on behalf of BHP Group Limited, nor has any application been made, under section 237 of the Australian Corporations Act 2001.
2.3.17    Performance in relation to environmental regulation
BHP seeks to be compliant with all applicable environmental laws and regulations relevant to its operations. We monitor compliance on a regular basis, including through external and internal means, to minimise the risk of non-compliance.
For more information on BHP’s performance in relation to health, safety and the environment, refer to section 1.13.
Fines and prosecutions
For the purposes of section 299 (1)(f) of the Australian Corporations Act 2001, in FY2021 BHP was levied four fines in relation to environmental laws and regulations at our operated assets, the total amount payable being US$35,526. Three fines were received in Australia: the first fine was received at the Caval Ridge Mine for mine affected water release (US$10,187), the second fine was received at the Poitrel Mine for unverified environmental monitoring data (US$10,329) and the third fine was received at Ripstone Dam for water monitoring telemetry system failure (US$10,417). One fine was received in South America, at the Spence Mine for incorrect waste storage (US$4,593).
Greenhouse gas emissions and energy consumption
Regulations made under the UK Companies Act 2006 require BHP, to the extent practicable, to obtain relevant information on the Group’s annual quantity of greenhouse gas emissions, which is reported in tonnes of carbon dioxide equivalent, and the Group’s energy consumption. In accordance with those UK requirements, information on BHP’s total FY2021 greenhouse gas emissions and intensity and energy consumption has been included in sections 1.13.7 and 4.8.
For more information on environmental performance, including environmental regulation, refer to section 1.13
.

2.3.18    Share capital, restrictions on transfer of shares and other additional information
Information relating to BHP Group Plc’s share capital structure, restrictions on the holding or transfer of its securities or on the exercise of voting rights attaching to such securities, certain agreements triggered on a change of control and the existence of branches of BHP outside of the United Kingdom, is set out in the following sections:

•	section 1.10.1 (Locations)

•	section 2.3.2 (Share capital and buy-back programs)

•	section 4.10.3 (Organisational structure)

•	section 4.10.4 (Material contracts)

•	section 4.10.5 (Constitution)

•	section 4.10.6 (Share ownership)

•	section 4.10.9 (Government regulations)

•	note 16 ‘Share capital’ and note 25 ‘Employee share ownership plans’ in section 3
As at the date of this Directors’ Report, there were 13,607,440 unvested equity awards outstanding in relation to BHP Group Limited ordinary shares held by 18,942 holders and 324,504 unvested equity awards outstanding in relation to BHP Group Plc ordinary shares held by 1,015 holders. The expiry dates of these unvested equity awards range between February 2022 and August 2025 and there is no exercise price. 4,155 options over unissued shares or unissued interests in BHP have been granted during or since the end of FY2021 and 4,096,660 shares or interests were issued as a result of the exercise of an option over unissued shares or interests during or since the end of FY2021. For more information, refer to note 25 ‘Employee share ownership plans’ in section 3. For information on movements in share capital during and since the end of FY2021, refer to note 16 ‘Share capital’ in section 3.
The Directors’ Report is approved in accordance with a resolution of the Board.

Ken MacKenzie	Mike Henry
Chair	Chief Executive Officer
Dated: 2 September 2021

Section 3
Financial Statements
Refer to the pages beginning on page
F-1
in this Annual Report.

Section 4
Additional information
In this section:

4    Additional Information
4.1    Financial information summary
We prepare our Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. We publish our Consolidated Financial Statements in US dollars. All Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Cash Flow Statement information below has been derived from audited Financial Statements. For more information, refer to section 3.
Information in this section has been presented on a Continuing operations basis to exclude the contribution from Onshore US assets, unless otherwise noted. Details of the contribution of the Onshore US assets to the Group’s results are disclosed in note 29 ‘Discontinued operations’ in section 3.

Year ended 30 June US$M	2021	2020	2019	2018	2017
Consolidated Income Statement (section 3.1.1)
Revenue	60,817	42,931	44,288	43,129	35,740
Profit from operations	25,906	14,421	16,113	15,996	12,554
Profit after taxation from Continuing operations	13,451	8,736	9,520	7,744	6,694
Loss after taxation from Discontinued operations	–	–	(335)	(2,921)	(472)
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders (Attributable profit) (1)	11,304	7,956	8,306	3,705	5,890
Dividends per ordinary share – paid during the period (US cents)	156.0	143.0	220.0	98.0	54.0
Dividends per ordinary share – determined in respect of the period (US cents)	301.0	120.0	235.0	118.0	83.0
Basic earnings per ordinary share (US cents) (1)(2)	223.5	157.3	160.3	69.6	110.7
Diluted earnings per ordinary share (US cents) (1)(2)	223.0	157.0	159.9	69.4	110.4
Basic earnings from Continuing operations per ordinary share (US cents) (2)	223.5	157.3	166.9	125.0	119.8
Diluted earnings from Continuing operations per ordinary share (US cents) (2)	223.0	157.0	166.5	124.6	119.5
Number of ordinary shares (million)
– At period end	5,058	5,058	5,058	5,324	5,324
– Weighted average	5,057	5,057	5,180	5,323	5,323
– Diluted	5,068	5,069	5,193	5,337	5,336
Consolidated Balance Sheet (section 3.1.3) (3)
Total assets (4)	108,927	105,733	101,811	112,943	117,956
Net assets (4)	55,605	52,175	51,753	60,599	62,655
Share capital (including share premium)	2,686	2,686	2,686	2,761	2,761
Total equity attributable to BHP shareholders (4)	51,264	47,865	47,169	55,521	57,187
Consolidated Cash Flow Statement (section 3.1.4)
Net operating cash flows (5)	27,234	15,706	17,871	18,461	16,804
Capital and exploration expenditure (6)	7,120	7,640	7,566	6,753	5,220
Other financial information (section 4.2)
Net debt (7)	4,121	12,044	9,446	11,605	17,201
Underlying attributable profit (7)	17,077	9,060	9,124	8,933	6,732
Underlying EBITDA (7)	37,379	22,071	23,158	23,183	19,350
Underlying EBIT (7)	30,291	15,874	17,065	16,562	13,190
Underlying basic earnings per share (US cents) (7)	337.7	179.2	176.1	167.8	126.5
Underlying Return on Capital Employed (per cent) (4)(7)	32.5	16.9	16.0	14.2	9.8

(1)	Includes Loss after taxation from Discontinued operations attributable to BHP shareholders.

(2)	For more information on earnings per share, refer to note 7 ‘Earnings per share’ in section 3.

(3)
The Consolidated Balance Sheet includes the associated assets and liabilities held for sale in relation to Cerrejón for FY2021 and Onshore US for FY2018 as IFRS 5/AASB 5
‘Non-current
Assets Held for Sale and Discontinued Operations’ does not require the Consolidated Balance Sheet to be restated for comparative periods.

(4)
All comparative periods have been restated to reflect changes to the Group’s accounting policy following a decision by the IFRS Interpretations Committee on IAS 12 ‘Income Taxes’, resulting in the retrospective recognition of US$950 million of goodwill at Olympic Dam (included in the Copper segment) and an offsetting US$1,021 million increase in deferred tax liabilities. Refer to note 39 ‘New and amended accounting standards and interpretations and changes to accounting policies’ in section 3 for further information.

(5)
Net operating cash flows are after dividends received, net interest paid, proceeds and settlements of cash management related instruments, net taxation paid and includes Net operating cash flows from Discontinued operations.

(6)
Capital and exploration expenditure is presented on a cash basis and represents purchases of property, plant and equipment plus exploration expenditure from the Consolidated Cash Flow Statement in section 3 and includes purchases of property, plant and equipment plus exploration expenditure from Discontinued operations. For more information, refer to note 29 ‘Discontinued operations’ in section 3. Purchase of property, plant and equipment includes capitalised deferred stripping of US$810 million for FY2021 (FY2020: US$698 million) and excludes capitalised interest. Exploration expenditure is capitalised in accordance with our accounting policies, as set out in note 11 ‘Property, plant and equipment’ in section 3.

(7)
We use Alternative Performance Measures (APMs) to reflect the underlying performance of the Group. Underlying attributable profit, Underlying basic earnings per share and Underlying return on capital employed includes Continuing and Discontinued operations. Refer to section 4.2 for a reconciliation of APMs to their respective IFRS measure. Refer to section 4.2.1 for the definition and method of calculation of APMs. Refer to note 20 ‘Net debt’ in section 3 for the composition of Net debt.

4.2    Alternative Performance Measures
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
Sections 4.2.1 and 4.2.2 outline why we believe the APMs are useful and the calculation methodology. We believe these APMs provide useful information, but they should not be considered as an indication of or as a substitute for statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position.
The following tables provide reconciliations between the APMs and their nearest respective IFRS measure.
The measures and reconciliations below included in this section for the year ended 30 June 2021 and comparative periods are unaudited and have been derived from the Group’s Consolidated Financial Statements.
Exceptional items
To improve the comparability of underlying financial performance between reporting periods, some of our APMs adjust the relevant IFRS measures for exceptional items. For more information on exceptional items, refer to note 3 ‘Exceptional items’ in section 3.1.
Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Group’s Consolidated Financial Statements. The exceptional items included within the Group’s profit from Continuing and Discontinued operations for the financial years are detailed below.

Year ended 30 June	2021 US$M	2020 US$M	2019 US$M
Continuing operations
Revenue	–	–	–
Other income	34	489	50
Expenses excluding net finance costs, depreciation, amortisation and impairments	(592)	(1,025)	(57)
Depreciation and amortisation	–	–	–
Net impairments	(2,371)	(409)	–
Loss from equity accounted investments, related impairments and expenses	(1,456)	(508)	(945)

Profit/(loss) from operations	(4,385)	(1,453)	(952)

Financial expenses	(85)	(93)	(108)
Financial income	–	–	–

Net finance costs	(85)	(93)	(108)

Profit/(loss) before taxation	(4,470)	(1,546)	(1,060)

Income tax (expense)/benefit	(1,327)	241	242
Royalty-related taxation (net of income tax benefit)	–	–	–

Total taxation (expense)/benefit	(1,327)	241	242

Profit/(loss) after taxation from Continuing operations	(5,797)	(1,305)	(818)

Discontinued operations
Profit/(loss) after taxation from Discontinued operations	–	–	–

Profit/(loss) after taxation from Continuing and Discontinued operations	(5,797)	(1,305)	(818)

Total exceptional items attributable to non-controlling interests	(24)	(201)	–
Total exceptional items attributable to BHP shareholders	(5,773)	(1,104)	(818)

Exceptional items attributable to BHP shareholders per share (US cents)	(114.2)	(21.9)	(15.8)

Weighted basic average number of shares (Million)	5,057	5,057	5,180

APMs derived from Consolidated Income Statement
Underlying attributable profit

Year ended 30 June	2021 US$M	2020 US$M	2019 US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	11,304	7,956	8,306
Total exceptional items attributable to BHP shareholders (1)	5,773	1,104	818

Underlying attributable profit	17,077	9,060	9,124

(1)	For more information, refer to note 3 ‘Exceptional items’ in section 3.1.
Underlying attributable profit – Continuing operations

Year ended 30 June	2021 US$M	2020 US$M	2019 US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	11,304	7,956	8,306
Loss attributable to members of BHP for Discontinued operations	–	–	342
Total exceptional items attributable to BHP shareholders (1)	5,773	1,104	818

Underlying attributable profit – Continuing operations	17,077	9,060	9,466

(1)	For more information, refer to note 3 ‘Exceptional items’ in section 3.1.
Underlying basic earnings per share

Year ended 30 June	2021 US cents	2020 US cents	2019 US cents
Basic earnings per ordinary share	223.5	157.3	160.3
Exceptional items attributable to BHP shareholders per share (1)	114.2	21.9	15.8

Underlying basic earnings per ordinary share	337.7	179.2	176.1

(1)	For more information, refer to note 3 ‘Exceptional items’ in section 3.1.
Underlying EBITDA

Year ended 30 June	2021 US$M	2020 US$M	2019 US$M
Profit from operations	25,906	14,421	16,113
Exceptional items included in profit from operations (1)	4,385	1,453	952

Underlying EBIT	30,291	15,874	17,065

Depreciation and amortisation expense	6,824	6,112	5,829
Net impairments	2,635	494	264
Exceptional item included in Depreciation, amortisation and impairments (1)	(2,371)	(409)	–

Underlying EBITDA	37,379	22,071	23,158

(1)	For more information, refer to note 3 ‘Exceptional items’ in section 3.1.

Underlying EBITDA – Segment

Year ended 30 June 2021 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations (2)	Total Group
Profit from operations	386	6,665	22,975	(2,144)	(1,976)	25,906
Exceptional items included in profit from operations (1)	47	144	1,319	1,567	1,308	4,385
Depreciation and amortisation expense	1,739	1,608	1,971	845	661	6,824
Net impairments	128	72	13	1,077	1,345	2,635
Exceptional item included in Depreciation, amortisation and impairments (1)	–	–	–	(1,057)	(1,314)	(2,371)

Underlying EBITDA	2,300	8,489	26,278	288	24	37,379

Year ended 30 June 2020 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations (2)	Total Group
Profit from operations	744	1,362	12,310	793	(788)	14,421
Exceptional items included in profit from operations (1)	6	1,228	614	18	(413)	1,453
Depreciation and amortisation expense	1,445	1,740	1,608	807	512	6,112
Net impairments	12	426	22	14	20	494
Exceptional item included in Depreciation, amortisation and impairments (1)	–	(409)	–	–	–	(409)

Underlying EBITDA	2,207	4,347	14,554	1,632	(669)	22,071

Year ended 30 June 2019 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations (2)	Total Group
Profit from operations	2,480	2,587	8,426	3,400	(780)	16,113
Exceptional items included in profit from operations (1)	–	–	971	–	(19)	952
Depreciation and amortisation expense	1,560	1,835	1,653	632	149	5,829
Net impairments	21	128	79	35	1	264

Underlying EBITDA	4,061	4,550	11,129	4,067	(649)	23,158

(1)	For more information, refer to note 3 ‘Exceptional items’ in section 3.1.

(2)	Group and unallocated items includes functions, other unallocated operations, including Potash, Nickel West, legacy assets, and consolidation adjustments.

Year ended 30 June 2021 US$M	Profit from operations	Exceptional items included in profit from operations (1)	Depreciation and amortisation	Net impairments	Exceptional item included in Depreciation, amortisation and impairments (1)	Underlying EBITDA
Potash	(1,489)	1,320	2	1,314	(1,314)	(167)
Nickel West	146	3	79	31	–	259
Corporate, legacy assets and eliminations	(633)	(15)	580	–	–	(68)

Total	(1,976)	1,308	661	1,345	(1,314)	24

Year ended 30 June 2020 US$M	Profit from operations	Exceptional items included in profit from operations (1)	Depreciation and amortisation	Net impairments	Exceptional item included in Depreciation, amortisation and impairments (1)	Underlying EBITDA
Potash	(130)	–	3	–	–	(127)
Nickel West	(113)	5	68	3	–	(37)
Corporate, legacy assets and eliminations	(545)	(418)	441	17	–	(505)

Total	(788)	(413)	512	20	–	(669)

Year ended 30 June 2019 US$M	Profit from operations	Exceptional items included in profit from operations (1)	Depreciation and amortisation	Net impairments	Exceptional item included in Depreciation, amortisation and impairments (1)	Underlying EBITDA
Potash	(131)	–	4	–	–	(127)
Nickel West	91	–	11	–	–	102
Corporate, legacy assets and eliminations	(740)	(19)	134	1	–	(624)

Total	(780)	(19)	149	1	–	(649)

(1)	For more information, refer to note 3 ‘Exceptional items’ in section 3.1.

Underlying EBITDA margin

Year ended 30 June 2021 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations (4)	Total Group
Revenue – Group production	3,935	13,482	34,457	5,154	1,493	58,521
Revenue – Third-party products	11	2,244	18	–	23	2,296

Revenue	3,946	15,726	34,475	5,154	1,516	60,817

Underlying EBITDA – Group production (1)	2,299	8,425	26,277	288	24	37,313
Underlying EBITDA – Third-party products (1)	1	64	1	–	–	66

Underlying EBITDA	2,300	8,489	26,278	288	24	37,379

Segment contribution to the Group’s Underlying EBITDA (2)	6%	23%	70%	1%		100%
Underlying EBITDA margin (3)	58%	62%	76%	6%		64%

Year ended 30 June 2020 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations (4)	Total Group
Revenue – Group production	4,031	9,577	20,782	6,242	1,128	41,760
Revenue – Third-party products	39	1,089	15	–	28	1,171

Revenue	4,070	10,666	20,797	6,242	1,156	42,931

Underlying EBITDA – Group production (1)	2,209	4,306	14,561	1,632	(669)	22,039
Underlying EBITDA – Third-party products (1)	(2)	41	(7)	–	–	32

Underlying EBITDA	2,207	4,347	14,554	1,632	(669)	22,071

Segment contribution to the Group’s Underlying EBITDA (2)	10%	19%	64%	7%		100%
Underlying EBITDA margin (3)	55%	45%	70%	26%		53%

Year ended 30 June 2019 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations (4)	Total Group
Revenue – Group production	5,920	9,729	17,223	9,102	1,116	43,090
Revenue – Third-party products	10	1,109	32	19	28	1,198

Revenue	5,930	10,838	17,255	9,121	1,144	44,288

Underlying EBITDA – Group production (1)	4,061	4,434	11,115	4,068	(649)	23,029
Underlying EBITDA – Third-party products (1)	–	116	14	(1)	–	129

Underlying EBITDA	4,061	4,550	11,129	4,067	(649)	23,158

Segment contribution to the Group’s Underlying EBITDA (2)	17%	19%	47%	17%		100%
Underlying EBITDA margin (3)	69%	46%	65%	45%		53%

(1)
We differentiate sales of our production from sales of third-party products to better measure the operational profitability of our operations as a percentage of revenue. These tables show the breakdown between our production and third-party products, which is necessary for the calculation of the Underlying EBITDA margin and margin on third-party products.

We engage in third-party trading for the following reasons:

•	Production variability and occasional shortfalls from our assets means that we sometimes source third-party materials to ensure a steady supply of product to our customers.

•	To optimise our supply chain outcomes, we may buy physical product from third parties.

•	To support the development of liquid markets, we will sometimes source third-party physical products and manage risk through both the physical and financial markets.

(2)	Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items.

(3)	Underlying EBITDA margin excludes third-party products.

(4)
Group and unallocated items includes functions, other unallocated operations, including Potash, Nickel West, legacy assets, and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties. Exploration and technology activities are recognised within relevant segments.

Effective tax rate

	2021			2020			2019
Year ended 30 June	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	24,601	(11,150)	45.3	13,510	(4,774)	35.3	15,049	(5,529)	36.7
Adjusted for:
Exchange rate movements	–	(95)		–	20		–	(25)
Exceptional items (1)	4,470	1,327		1,546	(241)		1,060	(242)

Adjusted effective tax rate	29,071	(9,918)	34.1	15,056	(4,995)	33.2	16,109	(5,796)	36.0

(1)	For more information, refer to note 3 ‘Exceptional items’ in section 3.1.
APMs derived from Consolidated Cash Flow Statement
Capital and exploration expenditure

Year ended 30 June	2021 US$M	2020 US$M	2019 US$M
Capital expenditure (purchases of property, plant and equipment)	6,606	6,900	6,250
Add: Exploration expenditure	514	740	873

Capital and exploration expenditure (cash basis) – Continuing operations	7,120	7,640	7,123

Capital and exploration expenditure – Discontinued operations	–	–	443

Capital and exploration expenditure (cash basis) – Total operations	7,120	7,640	7,566

Free cash flow

Year ended 30 June	2021 US$M	2020 US$M	2019 US$M
Net operating cash flows	27,234	15,706	17,871
Net investing cash flows	(7,845)	(7,616)	2,607

Free cash flow	19,389	8,090	20,478

Free cash flow – Continuing operations

Year ended 30 June	2021 US$M	2020 US$M	2019 US$M
Net operating cash flows from Continuing operations	27,234	15,706	17,397
Net investing cash flows from Continuing operations	(7,845)	(7,616)	(7,377)

Free cash flow – Continuing operations	19,389	8,090	10,020

APMs derived from Consolidated Balance Sheet
Net debt and gearing ratio

Year ended 30 June	2021 US$M	2020 US$M Restated	2019 US$M Restated
Interest bearing liabilities – Current	2,628	5,012	1,661
Interest bearing liabilities – Non current	18,355	22,036	23,167

Total interest bearing liabilities	20,983	27,048	24,828

Comprising:
Borrowing	17,087	23,605	24,113
Lease liabilities	3,896	3,443	715

Less: Lease liability associated with index-linked freight contracts	1,025	1,160	–

Less: Cash and cash equivalents	15,246	13,426	15,613

Less: Net debt management related instruments (1)	557	433	(204)
Less: Net cash management related instruments (2)	34	(15)	(27)

Less: Total derivatives included in net debt	591	418	(231)

Net debt	4,121	12,044	9,446

Net assets (3)	55,605	52,175	51,753

Gearing	6.9%	18.8%	15.4%

(1)	Represents the net cross currency and interest rate swaps included within current and non-current other financial assets and liabilities.

(2)	Represents the net forward exchange contracts related to cash management included within current and non-current other financial assets and liabilities.

(3)
30 June 2020 and 30 June 2019 net assets have been restated to reflect changes to the Group’s accounting policy following a decision by the IFRS Interpretations Committee on IAS 12 ‘Income Taxes’ resulting in retrospective decrease of US$71 million. Refer to note 39 ‘New and amended accounting standards and interpretations and changes to accounting policies’ in section 3.1.

Net debt waterfall

Year ended 30 June	2021 US$M	2020 US$M
Net debt at the beginning of the period	(12,044)	(9,446)

Net operating cash flows	27,234	15,706
Net investing cash flows	(7,845)	(7,616)
Net financing cash flows	(17,922)	(9,752)

Net increase / (decrease) in cash and cash equivalents from Continuing and Discontinued operations	1,467	(1,662)

Carrying value of interest bearing liability repayments	7,433	1,533

Carrying value of debt related instruments (proceeds)/settlements	(167)	157

Carrying value of cash management related instruments settlements/(proceeds)	403	(451)

Fair value adjustment on debt (including debt related instruments)	58	88
Foreign exchange impacts on cash (including cash management related instruments)	(1)	(26)
IFRS 16 leases taken on at 1 July 2019	–	(1,778)
Lease additions	(1,079)	(363)
Other	(191)	(96)

Non-cash movements	(1,213)	(2,175)

Net debt at the end of the period	(4,121)	(12,044)

Net operating assets
The following table reconciles Net operating assets for the Group to Net assets on the Consolidated Balance Sheet:

Year ended 30 June	2021 US$M	2020 US$M Restated
Net assets (1)	55,605	52,175
Less: Non-operating assets
Cash and cash equivalents	(15,246)	(13,426)
Trade and other receivables (2)	(280)	(194)
Other financial assets (3)	(1,516)	(2,425)
Current tax assets	(279)	(366)
Deferred tax assets	(1,912)	(3,688)
Assets held for sale	(324)	–

Add: Non-operating liabilities
Trade and other payables (4)	227	310
Interest bearing liabilities	20,983	27,048
Other financial liabilities (5)	588	1,618
Current tax payable	2,800	913
Non-current tax payable	120	109
Deferred tax liabilities (1)	3,314	3,779
Liabilities directly associated with the assets held for sale	17	–

Net operating assets	64,097	65,853

Net operating assets
Petroleum	7,964	8,247
Copper (1)	26,928	25,357
Iron Ore	18,663	18,400
Coal	7,512	9,509
Group and unallocated items (6)	3,030	4,340

Total	64,097	65,853

(1)
30 June 2020 balances have been restated to reflect changes to the Group’s accounting policy following a decision by the IFRS Interpretations Committee on IAS 12 ‘Income Taxes’, resulting in the retrospective recognition of US$950 million of goodwill at Olympic Dam (included in the Copper segment) and an offsetting US$1,021 million increase in deferred tax liabilities. Refer to note 39 ‘New and amended accounting standards and interpretations and changes to accounting policies’ in section 3.1 for further information.

(2)	Represents loans to associates, external finance receivable and accrued interest receivable included within other receivables.

(3)	Represents cross currency and interest rate swaps, forward exchange contracts related to cash management and investment in shares and other investments.

(4)	Represents accrued interest payable included within other payables.

(5)	Represents cross currency and interest rate swaps and forward exchange contracts related to cash management.

(6)	Group and unallocated items include functions, other unallocated operations including Potash, Nickel West, legacy assets, and consolidation adjustments.

Other APM
Principal factors that affect Revenue, Profit from operations and Underlying EBITDA
The following table describes the impact of the principal factors that affected Revenue, Profit from operations and Underlying EBITDA for FY2021 and relates them back to our Consolidated Income Statement. For information on the method of calculation of the principal factors that affect Revenue, Profit from operations and Underlying EBITDA, refer to section 4.2.2.

	Revenue US$M	Total expenses, Other income and Loss from equity accounted investments US$M	Profit from operations US$M	Depreciation, amortisation and impairments and Exceptional Items US$M	Underlying EBITDA US$M
Year ended 30 June 2020
Revenue	42,931
Other income		777
Expenses excluding net finance costs		(28,775)
Loss from equity accounted investments, related impairments and expenses		(512)

Total other income, expenses excluding net finance costs and loss from equity accounted investments, related impairments and expenses		(28,510)

Profit from operations			14,421
Depreciation, amortisation and impairments (1)				6,606
Exceptional item included in Depreciation, amortisation and impairments				(409)
Exceptional items				1,453

Underlying EBITDA					22,071

Change in sales prices	17,186	(221)	16,965	–	16,965
Price-linked costs		(870)	(870)	–	(870)

Net price impact	17,186	(1,091)	16,095	–	16,095

Change in volumes	(371)	59	(312)	–	(312)

Operating cash costs	–	(34)	(34)	–	(34)
Exploration and business development	–	109	109	–	109

Change in controllable cash costs (2)	–	75	75	–	75

Exchange rates	104	(1,692)	(1,588)	–	(1,588)
Inflation on costs	–	(286)	(286)	–	(286)
Fuel and energy	–	223	223	–	223
Non-cash	–	282	282	–	282
One-off items	(142)	20	(122)	–	(122)

Change in other costs	(38)	(1,453)	(1,491)	–	(1,491)

Asset sales	–	17	17	–	17
Ceased and sold operations	(22)	264	242	–	242
Other	1,131	(449)	682	–	682

Depreciation, amortisation and impairments	–	(891)	(891)	891	–
Exceptional items	–	(2,932)	(2,932)	2,932	–

Year ended 30 June 2021
Revenue	60,817
Other income		510
Expenses excluding net finance costs		(34,500)
Loss from equity accounted investments, related impairments and expenses		(921)

Total other income, expenses excluding net finance costs and loss from equity accounted investments, related impairments and expenses		(34,911)

Profit from operations			25,906
Depreciation, amortisation and impairments (1)				9,459
Exceptional item included in Depreciation, amortisation and impairments				(2,371)
Exceptional items				4,385

Underlying EBITDA					37,379

(1)
Depreciation and impairments that we classify as exceptional items are excluded from depreciation, amortisation and impairments. Depreciation, amortisation and impairments includes non-exceptional
impairments of US$264 million (FY2020: US$85 million).

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

Underlying Return on Capital Employed (ROCE)

Year ended 30 June	2021 US$M	2020 US$M Restated	2019 US$M Restated
Profit after taxation from Continuing and Discontinued operations	13,451	8,736	9,185
Exceptional items (1)	5,797	1,305	818

Subtotal	19,248	10,041	10,003

Adjusted for:
Net finance costs	1,305	911	1,072
Exceptional items included within net finance costs (1)	(85)	(93)	(108)
Income tax benefit on net finance costs	(337)	(267)	(319)

Profit after taxation excluding net finance costs and exceptional items	20,131	10,592	10,648

Net assets at the beginning of the period (2)	52,175	51,753	60,599
Net debt at the beginning of the period	12,044	9,446	11,605

Capital employed at the beginning of the period	64,219	61,199	72,204

Net assets at the end of the period (2)	55,605	52,175	51,753
Net debt at the end of the period	4,121	12,044	9,446

Capital employed at the end of the period	59,726	64,219	61,199

Average capital employed	61,973	62,709	66,702

Underlying Return on Capital Employed	32.5%	16.9%	16.0%

(1)	For more information, refer to note 3 ‘Exceptional items’ in section 3.1.

(2)	The Underlying ROCE calculation uses restated net assets for the comparative periods.

4.2.1    Definition and calculation of Alternative Performance Measures

Alternative Performance Measures (APMs)	Reasons why we believe the APMs are useful	Calculation methodology
Underlying attributable profit	Allows the comparability of underlying financial performance by excluding the impacts of exceptional items and is also the basis on which our dividend payout ratio policy is applied.	Profit after taxation attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders.
Underlying basic earnings per share	On a per share basis, allows the comparability of underlying financial performance by excluding the impacts of exceptional items.	Underlying attributable profit divided by the weighted basic average number of shares.
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

Underlying EBITDA margin		Underlying EBITDA excluding third-party product EBITDA, divided by revenue excluding third-party product revenue.
Underlying EBIT
Used to help assess current operational profitability excluding net finance costs and taxation expense (each of which are managed at the Group level) as well as discontinued operations and any exceptional items.

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
Net debt
Net debt shows the position of gross debt less index-linked freight contracts offset by cash immediately available to pay debt if required and any associated derivative financial instruments. Liability associated with index-linked freight contracts, which are required to be remeasured to the prevailing freight index at each reporting date, are excluded from the net debt calculation due to the short-term volatility of the index they relate to not aligning with how the Group uses net debt for decision making in relation to the Capital Allocation Framework. Net debt includes the fair value of derivative financial instruments used to hedge cash and borrowings to reflect the Group’s risk management strategy of reducing the volatility of net debt caused by fluctuations in foreign exchange and interest rates. Net debt, along with the gearing ratio, is used to monitor the Group’s capital management by relating net debt relative to equity from shareholders.

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

Operating assets net of operating liabilities, including the carrying value of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities, derivatives hedging our net debt, assets held for sale, liabilities directly associated with assets held for sale and tax balances.

Underlying return on capital employed (ROCE)	Indicator of the Group’s capital efficiency and is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.
Profit after taxation excluding exceptional items and net finance costs (after taxation) divided by average capital employed.

Profit after taxation excluding exceptional items and net finance costs (after taxation) is profit after taxation from Continuing and Discontinued operations excluding exceptional items, net finance costs and the estimated taxation impact of net finance costs. These are annualised for a half year end reporting period.

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

Petroleum unit costs exclude:

•   exploration, development and evaluation expense as these costs do not represent our cost performance in relation to current production and the Group believes it provides a similar basis of comparison to our peer group

•   other costs that do not represent underlying cost performance of the business

Escondida unit costs exclude:

•   by-product
credits being the favourable impact of
by-products
(such as gold or silver) to determine the directly attributable costs of copper production

WAIO, Queensland Coal and NSWEC unit costs exclude:

•   royalties as these are costs that are not deemed to be under the Group’s control, and the Group believes exclusion provides a similar basis of comparison to our peer group

4.2.2    Definition and calculation of principal factors
The method of calculation of the principal factors that affect the period on period movements of Revenue, Profit from operations and Underlying EBITDA are as follows:

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

4.3    Information on mining operations
Minerals Australia
Copper mining operations
The following table contains additional details of our mining operations. This table should be read in conjunction with the production table (refer to section 4.5.1) and reserves table (refer to section 4.6.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition

Olympic Dam
560 km northwest of Adelaide, South Australia	Public road Copper cathode trucked to ports Uranium oxide transported by road to ports Gold bullion transported by road and plane	BHP 100%	BHP	Mining lease granted by South Australian Government expires in 2036 Right of extension for 50 years (subject to remaining mine life)
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

2 grinding circuits

Nominal milling capacity: 10.3 Mtpa

Flash furnace produces copper anodes, then refined to produce copper cathodes

Electrowon copper cathode and uranium oxide concentrate produced by leaching and solvent extracting flotation tailings

Gold cyanide leach circuit and gold room producing gold bullion

Iron ore mining operations
The following table contains additional details of our iron ore mining operations. This table should be read in conjunction with the production table (refer to section 4.5.1) and reserves table (refer to section 4.6.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
WAIO

Mt Newman joint venture
Pilbara region, Western Australia Mt Whaleback Orebodies 24, 25, 29, 30, 31, 32 and 35	Private road Ore transported by Mt Newman JV-owned rail to Port Hedland (427 km)	BHP 85% Mitsui-ITOCHU Iron 10% ITOCHU Minerals and Energy of Australia 5%	BHP	Mineral lease granted and held under the Iron Ore (Mount Newman) Agreement Act 1964 expires in 2030 with right to successive renewals of 21 years each
Production began at Mt W
haleback in 1969

Production from Orebodies 24, 25, 29, 30, 31, 32 and 35 complements production from Mt Whaleback

Production from Orebodies 31 and 32 started in 2015 and 2017 respectively

Mining at Orebody 18 ceased in 2020 after depletion
						Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman and Marra Mamba; also present is iron-rich detrital material	Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas fired Yarnima power station Power consumed in port operations is supplied via a contract with Alinta
Newman Hub: primary crusher, ore handling plant, heavy media beneficiation plant, stockyard blending facility, single cell rotary car dumper, train load out (nominal capacity 75 Mtpa)

Orebody 25 Ore processing plant (nominal capacity 12 Mtpa)

Yandi joint venture
Pilbara region, Western Australia	Private road Ore transported by Mt Newman JV-owned rail to Port Hedland (316 km) Yandi JV’s railway spur links Yandi hub to Mt Newman JV main line	BHP 85% ITOCHU Minerals and Energy of Australia 8% Mitsui Iron Ore Corporation 7%	BHP	Mining lease granted pursuant to the Iron Ore (Marillana Creek) Agreement Act 1991 expires in 2033 with 1 renewal right to a further 21 years to 2054	Production began at the Yandi mine in 1992 Capacity of Yandi hub expanded between 1994 and 2013	Open-cut Channel Iron Deposits are Cainozoic fluvial sediments	Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas fired Yarnima power station Power consumed in port operations is supplied via a contract with Alinta	4 primary crushers, 3 ore handling plants, stockyard blending facility and 2 train load outs (nominal capacity 80 Mtpa)

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition

Jimblebar operation*
Pilbara region, Western Australia	Private road Ore is transported via overland conveyor (12.4 km) and by Mt Newman JV-owned rail to Port Hedland (428 km)
BHP 85%

ITOCHU Iron Ore Australia 8%

Mitsui & Co. Iron Ore Exploration & Mining 7%

*Jimblebar is an ‘incorporated’ venture, with the above companies holding A Class Shares with rights to certain parts of Mining Lease 266SA held by BHP Iron Ore Jimblebar Pty Ltd (BHPIOJ)

BHP holds 100% of the B Class Shares, which has rights to all other BHPIOJ assets
			BHP	Mining lease granted pursuant to the Iron Ore (McCamey’s Monster) Agreement Authorisation Act 1972 expires in 2030 with rights to successive renewals of 21 years each
Production began in March 1989

From 2004, production was transferred to Wheelarra JV as part of the Wheelarra sublease agreement

This sublease agreement expired in March 2018

Ore was first produced from the newly commissioned Jimblebar hub in late 2013

Jimblebar sells ore to the Newman JV proximate to the Jimblebar hub
						Open-cut Bedded ore types classified as per host Archaean or Proterozoic banded iron formation, which are Brockman and Marra Mamba; also present is iron-rich detrital material	Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas fired Yarnima power station Power consumed in port operations is supplied via a contract with Alinta	3 primary crushers, ore handling plant, train loadout, stockyard blending facility and supporting mining hub infrastructure (nominal capacity 71 Mtpa)

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition

Mt Goldsworthy joint venture
Pilbara region, Western Australia Yarrie Nimingarra Mining Area C (includes South Flank)
Private road

Yarrie and Nimingarra iron ore transported by Mt Goldsworthy
JV-owned
rail to Port Hedland (218 km)

Mining Area C iron ore transported by Mt Newman
JV-owned
rail to Port Hedland (360 km)

South Flank iron ore transported by overland conveyors (8–16 km) to the Mining Area C processing hub

Mt Goldsworthy JV railway spur links Mining Area C and South Flank to Yandi railway spur
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

Associated Shay Gap mine closed in 1993

Mining at Nimingarra mine ceased in 2007, then continued from adjacent Yarrie area

Production commenced at Mining Area C mine in 2003

Yarrie mine operations were suspended in February 2014

First ore at South Flank commenced in May 2021

Mining Area C, South Flank, Yarrie and Nimingarra are
open-cut

Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman, Marra Mamba and Nimingarra; also present is iron-rich detrital material

Power for Yarrie and Shay Gap is supplied by their own small diesel generating stations

Power for all remaining mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas fired Yarnima power station

Power consumed in port operations is supplied via a contract with Alinta
2 primary crushers, 2 ore handling plants, stockyard blending facility and train load out (nominal capacity 60 Mtpa)

POSMAC joint venture
Pilbara region, Western Australia	Private road POSMAC JV sells ore to Mt Goldsworthy JV at Mining Area C Ore is transported via Mt Goldsworthy JV-owned rail and Mt Newman JV-owned rail to Port Hedland	BHP 65% ITOCHU Minerals and Energy of Australia 8% Mitsui Iron Ore Corporation 7% POSCO-Ore 20%	BHP	Sublease over part of Mt Goldsworthy Mining Area C mineral lease that expires on the earlier of termination of the mineral lease or the end of the POSMAC JV	Production commenced in October 2003 POSMAC JV sells all ore to Mt Goldsworthy JV at Mining Area C	Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which is Marra Mamba	Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas fired Yarnima power station Power consumed in port operations is supplied via a contract with Alinta	POSMAC sells all ore to Mt Goldsworthy JV, which is then processed at Mining Area C

Coal mining operations
The following table contains additional details of our mining operations. This table should be read in conjunction with the production table (refer to section 4.5.1) and reserves table (refer to section 4.6.2).

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
Mining leases, including undeveloped tenements, have expiry dates ranging up to 2043, renewable for further periods as Queensland Government legislation allows

Mining is permitted to continue under the legislation during the renewal application period

All renewal applications were lodged and pending a decision from the Minister

Goonyella mine commenced in 1971, merged with adjoining Riverside mine in 1989

Operates as Goonyella Riverside

Production commenced at:
Peak Downs in 1972
Saraji in 1974
Norwich Park in 1979
Blackwater in 1967
Broadmeadow (longwall operations) in 2005
Daunia in 2013 and Caval Ridge in 2014

Production at Norwich Park ceased in May 2012

All
open-cut
except Broadmeadow (longwall underground)

Bituminous coal is mined from the Permian Moranbah and Rangal Coal measures

Products range from premium quality, low volatile, high vitrinite, hard coking coal to medium volatile hard coking coal, to weak coking coal, some pulverised coal injection (PCI) coal and medium ash thermal coal as a secondary product
							Queensland electricity grid connection is under medium-term contracts and energy purchased via Retail Agreements	On-site beneficiation processing facilities Combined nominal capacity: in excess of 67 Mtpa

BHP Mitsui Coal
Bowen Basin, Queensland, Australia South Walker Creek and Poitrel mines	Public road Coal transported by rail to Hay Point and Dalrymple Bay ports Distances between the mines and port are between 135 km and 165 km	BHP 80% Mitsui and Co 20%	BMC
Mining leases, including undeveloped tenements, have expiry dates ranging up to 2041, renewable for further periods as Queensland Government legislation allows

Mining is permitted to continue under the legislation during the renewal application period

All renewal applications were lodged and pending a decision from the Minister
					South Walker Creek commenced in 1996 Poitrel commenced in 2006 BMC purchased remaining 50% share of Red Mountain processing facility in 2018 to secure 100% ownership	Open-cut Bituminous coal is mined from the Permian Rangal Coal measures Produces a range of coking coal and pulverised coal injection (PCI) coal	Queensland electricity grid connection is under medium-term contracts and energy purchased via Retail Agreements	South Walker Creek coal beneficiated on-site Nominal capacity: in excess of 6 Mtpa Poitrel mine utilises Red Mountain for processing and rail loading facilities Nominal capacity: in excess of 6 Mtpa

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
New South Wales Energy Coal

Mt Arthur Coal
Approximately 126 km northwest of Newcastle, New South Wales, Australia	Public road Export coal transported by third-party rail to Newcastle port	BHP 100%	BHP
Current Development Consent expires in 2026, Mt Arthur Coal Mine (MAC) commenced the first formal step to obtain new State and Commonwealth approvals to continue open-cut
mining at MAC beyond 30 June 2026

MAC holds 10 mining leases, 2 sub leases and 3 exploration licences

MAC’s primary exploration licence (EL5965) was renewed in full in December 2020 for a further term until July 2026

MAC’s primary Mining Lease (ML 1487) will expire in June 2022. A renewal application was submitted in April 2021 seeking a further 21 years

Production commenced in 2002

Government approval permits extraction of up to 36 Mtpa of run of mine coal from underground and open-cut
operations, with
open-cut
extraction limited to 32 Mtpa

Domestic sales ceased during FY2020

Conveyor to Bayswater and Liddell Power Stations has been decommissioned
						Open-cut Produces a medium rank bituminous thermal coal	NSW electricity grid connection under a deemed long-term contract and energy purchased via a Retail Agreement	Beneficiation facilities: coal handling, preparation, washing plants Nominal capacity: in excess of 23 Mtpa

Nickel mining operations
The following table contains additional details of our mining operations. This table should be read in conjunction with the production table (refer to section 4.5.1) and reserves table (refer to section 4.6.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Nickel West
Mt Keith mine and concentrator

485 km north of Kalgoorlie, Western Australia Mt Keith Mine Mt Keith Satellite Mine (Yakabindie)	Private road Nickel concentrate transported by road to Leinster for drying and on- shipping	BHP 100%	BHP	Mining leases granted by Western Australian Government Key leases expire between 2029 and 2036 First renewal of 21 years is as a right. Further renewals at government discretion	Commissioned in 1995 by WMC Acquired in 2005 as part of WMC acquisition Mt Keith Satellite mine contains 2 open-pit mines: Six Mile Well in full production and Goliath currently being pre-stripped	Open-cut Disseminated textured magmatic nickel-sulphide mineralisation associated with a metamorphosed ultramafic intrusion	On-site third-party gas-fired turbines with backup from diesel engine generation Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts	Concentration plant with a nominal capacity: 11 Mtpa of ore

Leinster mine complex and concentrator
375 km north of Kalgoorlie, Western Australia Venus sub-level caving operation B11 block caving operation Rocky’s Reward open-pit mine	Public road Nickel concentrate shipped by road and rail to Kalgoorlie Nickel Smelter	BHP 100%	BHP
Mining leases granted by Western Australian Government

Key leases expire between 2025 and 2040

Renewals of principal mineral lease in accordance with State Agreement ratified by the Nickel (Agnew) Agreement Act 1974

Production commenced in 1979

Acquired in 2005 as part of WMC acquisition

Leinster underground ceased operations in 2013 and recommenced operations in 2016 with Venus sub-level
cave now in operation and B11 block cave developing its undercut and first draw points
						Open-cut and underground Steeply dipping disseminated and massive textured nickel-sulphide mineralisation associated with metamorphosed ultramafic lava flows and intrusions	On-site third-party gas-fired turbines with back up from diesel engine generation Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts	Concentration plant with a nominal capacity: 3 Mtpa of ore

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Cliffs mine
481 km north of Kalgoorlie, Western Australia	Private road Nickel ore transported by road to Leinster or Mt Keith for further processing	BHP 100%	BHP	Mining leases granted by Western Australian Government Key leases expire between 2025 and 2028 First renewal of 21 years is as of right. Further renewals at government discretion	Production commenced in 2008 Acquired in 2005 as part of WMC acquisition	Underground Steeply dipping massive textured nickel-sulphide mineralisation associated with metamorphosed ultramafic lava flows	Supplied from Mt Keith	Mine site

Nickel smelters, refineries and processing plants

Smelter, refinery or processing plant	Location	Ownership	Operator	Title, leases or options	Product	Power source	Nominal production capacity
Nickel West
Kambalda
Nickel concentrator	56 km south of Kalgoorlie, Western Australia	BHP 100%	BHP	Mineral leases granted by Western Australian Government Key leases expire in 2028	Concentrate containing approximately 13% nickel	On-site third-party gas-fired turbines supplemented by access to grid power Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts	1.6 Mtpa ore Ore sourced through tolling and concentrate purchase arrangements with third parties in Kambalda region
Kalgoorlie
Nickel smelter	Kalgoorlie, Western Australia	BHP 100%	BHP	Freehold title over the property	Matte containing approximately 65% nickel	On-site third-party gas-fired turbines supplemented by access to grid power Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts	110 ktpa matte
Kwinana
Nickel refinery	30 km south of Perth, Western Australia	BHP 100%	BHP	Freehold title over the property	London Metal Exchange (LME) grade nickel briquettes, nickel powder Also intermediate products, including copper sulphide, cobalt-nickel-sulphide, ammonium-sulphate	Power is sourced from the local grid, which is supplied under a retail contract	82.5 ktpa matte (with approval to increase up to 90kpta)

Minerals Americas
Copper mining operations
The following table contains additional details of our mining operations. This table should be read in conjunction with the production table (refer to section 4.5.1) and reserves table (refer to section 4.6.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Escondida
Atacama Desert 170 km southeast of Antofagasta, Chile
Private road available for public use

Copper cathode transported by privately owned rail to ports at Antofagasta and Mejillones

Copper concentrate transported by Escondida-owned pipelines to its Coloso port facilities
		BHP 57.5% Rio Tinto 30% JECO Corporation consortium comprising Mitsubishi, JX Nippon Mining and Metals 10% JECO 2 Ltd 2.5%	BHP	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees)	Original construction completed in 1990 Start of operations of the third concentrator plant in 2015 Inauguration of Escondida Water Supply desalination plant (CY2018) and its extension (CY2019)	2 open-cut pits: Escondida and Escondida Norte Escondida and Escondida Norte mineral deposits are adjacent but distinct supergene enriched porphyry copper deposits
Escondida-owned transmission lines connect to Chile’s northern power grid

Electricity sourced from external vendors and Tamakaya SpA (100% owned by BHP), which generates power from the Kelar gas-fired
power plant

Renewable power agreements signed in FY2020 with supply to commence in FY2022

Crushing facilities feed concentrator and leaching processes

3 concentrator plants produce copper concentrate from sulphide ore by flotation extraction process
(by-products:
gold and silver)

2 solvent extraction and electrowinning plants produce copper cathode

Nominal capacity: 153.7 Mtpa (nominal milling capacity) and 350 ktpa copper cathode (nominal capacity of tank house)

2 x 168 km concentrate pipelines, 167 km water pipeline

Port facilities at Coloso, Antofagasta

Desalinated water plant (total water capacity of 3,800 litres per second)

Pampa Norte Spence
Atacama Desert 162 km northeast of Antofagasta, Chile	Public road Copper cathode transported by rail to ports at Mejillones and Antofagasta Copper concentrate transported by rail or trucks to port in Mejillones	BHP 100%	BHP	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees)	First copper produced in 2006 Spence Growth Option (SGO) project (i.e. new 95 ktpd copper concentrator and molybdenum plants) produced first copper in December 2020
Open-cut

Enriched and oxidised porphyry copper deposit containing in situ copper oxide mineralisation that overlies a near-horizontal sequence of supergene sulphides, transitional sulphides, and finally primary (hypogene) sulphide mineralisation
Spence-owned transmission lines connect to Chile’s northern power grid Electricity purchased from external vendors Renewable power agreements signed in FY2020 with supply to commence in FY2022
Crushing facilities feed concentrator and leaching processes

1 copper concentrator plant with 95 ktpd capacity
(by-products:
gold and silver), molybdenum plant and a 1,000 lps desalinated water plant under a Build, Own, Operate, Transfer (BOOT) agreement

Dynamic leach pads, solvent extraction and electrowinning plant

Nominal capacity of tank house: 200 ktpa copper cathode

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Pampa Norte Cerro Colorado
Atacama Desert 120 km east of Iquique, Chile	Public road Copper cathode trucked to port at Iquique	BHP 100%	BHP	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees) Current environmental licence expires at the end of CY2023	Commercial production commenced in 1994 Expansions in 1996 and 1998
Open-cut

Enriched and oxidised porphyry copper deposit containing in situ copper oxide mineralisation that overlies a near-horizontal sequence of supergene sulphides, transitional sulphides and finally primary (hypogene) sulphide mineralisation
							Electricity purchased from external vendors	Crushing facilities, dynamic leach pads, solvent extraction plant, electrowinning plant Nominal capacity of tank house: 130 ktpa copper cathode

Antamina
Andes mountain range 270 km northeast of Lima, Peru	Public road Copper and zinc concentrates transported by pipeline to Punta Lobitos port Molybdenum and lead/bismuth concentrates transported by truck	BHP 33.75% Glencore 33.75% Teck 22.5% Mitsubishi 10%	Compañía Minera Antamina S.A.	Mining rights from Peruvian Government held indefinitely, subject to payment of annual fees and supply of information on investment and production	Commercial production commenced in 2001	Open-cut Zoned porphyry and skarn deposit with central copper dominated ores and an outer band of copper-zinc dominated ores	Long-term contracts with individual power producers	Primary crusher, concentrator, copper and zinc flotation circuits, bismuth/moly cleaning circuit Nominal milling capacity 53 Mtpa 304 km concentrate pipeline Port facilities at Huarmey

Iron ore mining operations
The following table contains additional details of our mining operations. This table should be read in conjunction with the production table (refer to section 4.5.1) and reserves table (refer to section 4.6.2).

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
Mining concessions granted by Brazilian Government subject to compliance with the mine plan

Samarco commenced iron ore pellet production in December 2020, having met licensing requirements to restart operations at its Germano complex in Minas Gerais and its Ubu complex in Espírito Santo

Production began at Germano mine in 1977 and at Alegria complex in 1992

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
Samarco’s gradual restart of operations includes 1 concentrator and a new system of tailings disposal combining a confined pit and filtration plant for dry stacking of sandy tailings

Beneficiation plants, pipelines, pellet plants and port facilities

Coal mining operations
The following table contains additional details of our mining operations. This table should be read in conjunction with the production table (refer to section 4.5.1) and reserves table (refer to section 4.6.2).

Mine & location	Means of access	Ownership	Operator	Title, leases or options	History	Mine type & mineralisation style	Power source	Facilities, use & condition
Cerrejón
La Guajira province, Colombia	Public road Coal exported by company-owned rail to its Port Bolivar facilities (150 km)	BHP 33.33% Anglo American 33.33% Glencore 33.33%	Cerrejón	Mining leases expire progressively from 2028 to early 2034
Original mine began producing in 1976

BHP interest acquired in 2000

In June 2021, BHP entered into a sale and purchase agreement with Glencore to divest its 33.3 % interest in Cerrejón. See section 1.10.3 for more information
						Open-cut Produces a medium rank bituminous thermal coal	Local Colombian power system Electricity purchased from external vendors	Beneficiation facilities: crushing plants, rail loading facilities with capacity in excess of 40 Mtpa and a 3.2 Mtpa washing plant

4.3.1    Information on oil and gas operations
Petroleum operations
The following table contains additional details of our petroleum operations. This table should be read in conjunction with the production table (refer to section 4.5.2) and reserves table (refer to section 4.6.1).

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
United States

Offshore Gulf of Mexico

Neptune (Green Canyon 613)
Offshore deepwater Gulf of Mexico (1,300 m)	Oil and gas	BHP 0% EnVen Energy 65% W&T Offshore 20% 31 Offshore 15%	EnVen Energy	Lease from US Government as long as oil and gas produced in paying quantities	50 Mbbl/d oil 50 MMcf/d gas	Stand-alone tension leg platform (TLP) On 20 May 2021, BHP finalised a purchase and sale agreement with EnVen Energy Ventures, LLC to divest our interest in and operation of Neptune

Shenzi (Green Canyon 653)
Offshore deepwater Gulf of Mexico (1,310 m)	Oil and gas	BHP 72% Repsol 28%	BHP	Lease from US Government as long as oil and gas produced in paying quantities	100 Mbbl/d oil 50 MMcf/d gas
Stand-alone TLP

Genghis Khan field (part of same geological structure) tied back to Marco Polo TLP

On 6 November 2020, BHP finalised a membership interest purchase and sale agreement with Hess Corporation to acquire an additional 28% working interest in Shenzi

Atlantis (Green Canyon 743)
Offshore deepwater Gulf of Mexico (2,155 m)	Oil and gas	BHP 44% BP 56%	BP	Lease from US Government as long as oil and gas produced in paying quantities	200 Mbbl/d oil 180 MMcf/d gas	Moored semi-submersible platform

Mad Dog (Green Canyon 782)
Offshore deepwater Gulf of Mexico (1,310 m)	Oil and gas	BHP 23.9% BP 60.5% Chevron 15.6%	BP	Lease from US Government as long as oil and gas produced in paying quantities	100 Mbbl/d oil 60 MMcf/d gas	Moored integrated truss spar, facilities for simultaneous production and drilling operations

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
Australia

Bass Strait
Offshore and onshore Victoria	Oil and gas	Gippsland Basin joint venture (GBJV): BHP 50% Esso Australia (Exxon Mobil subsidiary) 50% Kipper Unit joint venture (KUJV): BHP 32.5% Esso Australia 32.5% Mitsui E&P Australia 35%	Esso Australia
20 production licences and 2 retention leases issued by Australian Government

Production licences and leases expire between 2032 and end of life of field. Retention leases expire between 2023 and end of life field

1 production licence held with Mitsui E&P Australia
65 Mbbl/d oil 1,040 TJ/d 5,150 tpd LPG 850 tpd Ethane
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

Karratha Gas Plant:
630 MMcf/d gas
52,000 tpd LNG

Production from offshore fields is processed over the North Rankin Complex, Goodwyn Alpha and Angel platforms, then transported onshore to the Karratha Gas Plant by 2 subsea trunklines

The Karratha Gas Plant comprises 5 LNG processing trains, two domestic gas trains, LPG fractionation and condensate stabilisation units and associated storage and loading facilities

North West Shelf
Offshore Western Australia	Oil	BHP 16.67% Woodside 33.34%, BP, Chevron, Japan Australia LNG (MIMI) 16.67% each	Woodside Petroleum Ltd	3 production licences issued by Australian Government Licences expire between 2033 and 2039	Production capacity: 60 Mbbl/d Storage: 1 MMbbl	12 subsea well completions (5 producers), 1 floating production storage and offloading (FPSO) unit

Pyrenees
Offshore Western Australia	Oil	WA-42-L permit: BHP 71.43% Santos 28.57% WA-43-L permit: BHP 39.999% Santos 31.501% Inpex Alpha Ltd 28.5%	BHP	Production licence issued by Australian Government expires 5 years after production ceases	Production capacity: 96 Mbbl/d oil Storage: 920 Mbbl	26 subsea well completions (21 producers, 4 water injectors, 1 gas injector), 1 FPSO unit

Operation & location	Product	Ownership	Operator	Title, leases or options	Nominal production capacity	Facilities, use & condition
Macedon
Offshore and onshore Western Australia	Gas and condensate	WA-42-L permit BHP 71.43% Santos 28.57%	BHP	Production licence issued by Australian Government expires 5 years after production ceases	Production capacity: 213 MMcf/d gas 0.02 Mbbl/d condensate	4 well completions Single flow line transports gas to onshore gas processing facility Gas plant located approximately 17 km southwest of Onslow
Other production operations

Trinidad and Tobago

Greater Angostura
Offshore Trinidad and Tobago	Oil and gas	BHP 45% National Gas Company 30% Chaoyang 25%	BHP	Production sharing contract with the Trinidad and Tobago Government entitles us to operate Greater Angostura until 2031	100 Mbbl/d oil 340 MMcf/d gas
Integrated oil and gas development: central processing platform connected to 4 wellhead platforms and a gas export platform

31 wells completed for production and injection including: 17 oil producers, 7 gas producers (3 subsea) and 7 gas injectors

Ruby
Offshore Trinidad and Tobago	Oil and gas	BHP 68.46% Heritage Petroleum 20.13% National Gas Company 11.41%	BHP	Production sharing contract with the Trinidad and Tobago Government entitles us to operate Ruby until 2038	16 Mbbl/d oil 80 MMcf/d gas	Single well head protector platform (WPP) consisting of 5 oil/gas producers tied back to the existing CPP/GEP facilities in the Greater Angostura Block
Algeria

ROD Integrated Development
Onshore Berkine Basin 900 km southeast of Algiers, Algeria	Oil	BHP 45% interest in 401a/402a production sharing contract ENI 55% BHP effective 28.85% interest in ROD unitised integrated development	Joint Sonatrach/ENI entity	Production sharing contract with Sonatrach (title holder)	Approximately 80 Mbbl/d oil	Development and production of 6 oil fields 2 largest fields (ROD and SF SFNE) extend into neighbouring blocks 403a, 403d Production through dedicated processing train on block 403

4.4    Financial Information by commodity
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
For a reconciliation of alternative performance measures to their respective IFRS measure and an explanation as to the use of Underlying EBITDA in assessing our performance, refer to section 4.2. For the definition and method of calculation of alternative performance measures, refer to section 4.2.1. For more information as to the statutory determination of our reportable segments, refer to note 1 ‘Segment reporting’ in section 3.1.
4.4.1    Petroleum
Detailed below is financial information for our Petroleum assets for FY2021 and FY2020.

Year ended 30 June 2021 US$M	Revenue (4)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross (5)	Exploration to profit (6)
Australia Production Unit (1)	327	202	186	16	64	23
Bass Strait	1,066	798	775	23	1,136	70
North West Shelf	893	761	239	522	1,281	104
Atlantis	560	401	162	239	1,109	178
Shenzi	417	309	175	134	970	113
Mad Dog	231	174	54	120	1,885	308
Trinidad/Tobago	204	80	44	36	433	152
Algeria	164	135	–	135	107	2
Exploration	–	(296)	122	(418)	1,148	–
Other (2)	85	(262)	113	(375)	(169)	44

Total Petroleum from Group production	3,947	2,302	1,870	432	7,964	994

Third-party products	11	1	–	1	–	–

Total Petroleum	3,958	2,303	1,870	433	7,964	994	322	382

Adjustment for equity accounted investments (3)	(12)	(3)	(3)	–	–	–	–	–

Total Petroleum statutory result	3,946	2,300	1,867	433	7,964	994	322	382

Year ended 30 June 2020 US$M	Revenue (4)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross (5)	Exploration to profit (6)
Australia Production Unit (1)	361	253	197	56	289	6
Bass Strait	1,102	761	449	312	1,796	87
North West Shelf	1,076	731	260	471	1,261	130
Atlantis	561	431	175	256	1,061	197
Shenzi	277	174	139	35	550	45
Mad Dog	216	164	64	100	1,551	375
Trinidad/Tobago	191	92	46	46	323	46
Algeria	159	111	12	99	60	16
Exploration	–	(394)	41	(435)	1,227	(1)
Other (2)	104	(111)	77	(188)	129	8

Total Petroleum from Group production	4,047	2,212	1,460	752	8,247	909

Third-party products	39	(2)	–	(2)	–	–

Total Petroleum	4,086	2,210	1,460	750	8,247	909	564	394

Adjustment for equity accounted investments (3)	(16)	(3)	(3)	–	–	–	–	–

Total Petroleum statutory result	4,070	2,207	1,457	750	8,247	909	564	394

(1)	Australia Production Unit includes Macedon, Pyrenees and Minerva (divested in December 2019).

(2)
Predominantly divisional activities, business development and Neptune (sale finalised in May 2021). Also includes the Caesar oil pipeline and the Cleopatra gas pipeline, which are equity accounted investments. The financial information for the Caesar oil pipeline and the Cleopatra gas pipeline presented above, with the exception of net operating assets, reflects BHP’s share.

(3)
Total Petroleum statutory result revenue excludes US$12 million (FY2020: US$16 million) revenue related to the Caesar oil pipeline and the Cleopatra gas pipeline. Total Petroleum statutory result Underlying EBITDA includes US$3 million (FY2020: US$3 million) D&A related to the Caesar oil pipeline and the Cleopatra gas pipeline.

(4)
Total Petroleum statutory result revenue includes: crude oil US$2,013 million (FY2020: US$2,033 million), natural gas US$977 million (FY2020: US$980 million), LNG US$682 million (FY2020: US$774 million), NGL US$212 million (FY2020: US$198 million) and other US$62 million (FY2020: US$85 million) which includes third-party products.

(5)	Includes US$26 million of capitalised exploration (FY2020: US$170 million).

(6)	Includes US$86 million of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (FY2020: US$ nil).

4.4.2 Copper
Detailed below is financial information for our Copper assets for FY2021 and FY2020.

Year ended 30 June 2021 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida (1)	9,470	6,483	969	5,514	11,926	666
Pampa Norte (2)	1,801	954	390	564	4,510	678
Antamina (3)	1,627	1,158	142	1,016	1,362	237
Olympic Dam	2,211	598	313	285	9,045	830
Other (3)(4)	–	(230)	10	(240)	85	7

Total Copper from Group production	15,109	8,963	1,824	7,139	26,928	2,418

Third-party products	2,244	64	–	64	–	–

Total Copper	17,353	9,027	1,824	7,203	26,928	2,418	62	58

Adjustment for equity accounted investments (5)	(1,627)	(538)	(144)	(394)	–	(238)	(9)	(5)

Total Copper statutory result	15,726	8,489	1,680	6,809	26,928	2,180	53	53

Year ended 30 June 2020 (Restated) US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida (1)	6,719	3,535	1,143	2,392	12,013	919
Pampa Norte (2)	1,395	599	316	283	3,187	955
Antamina (3)	832	468	114	354	1,453	205
Olympic Dam (6)	1,463	212	291	(79)	8,601	538
Other (3)(4)	–	(202)	58	(260)	103	22

Total Copper from Group production	10,409	4,612	1,922	2,690	25,357	2,639

Third-party products	1,089	41	–	41	–	–

Total Copper	11,498	4,653	1,922	2,731	25,357	2,639	62	57

Adjustment for equity accounted investments (5)	(832)	(306)	(165)	(141)	–	(205)	(8)	(3)

Total Copper statutory result	10,666	4,347	1,757	2,590	25,357	2,434	54	54

(1)	Escondida is consolidated under IFRS 10 and reported on a 100 per cent basis.

(2)	Includes Spence and Cerro Colorado.

(3)	Antamina, SolGold and Resolution are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group’s share.

(4)	Predominantly comprises divisional activities, greenfield exploration and business development. Includes Resolution and SolGold.

(5)
Total Copper statutory result revenue excludes US$1,627 million (FY2020: US$832 million) revenue related to Antamina. Total Copper statutory result Underlying EBITDA includes US$144 million (FY2020: US$165 million) D&A and US$394 million (FY2020: US$141 million) net finance costs and taxation expense related to Antamina, Resolution and SolGold that are also included in Underlying EBIT. Total Copper Capital expenditure excludes US$237 million (FY2020: US$205 million) related to Antamina and US$1 million (FY2020: US$ nil) related to SolGold. Exploration gross excludes US$9 million (FY2020: US$8 million) related to SolGold of which US$5 million (FY2020: US$3 million) was expensed.

(6)
Net operating assets has been restated to reflect changes to the Group’s accounting policy following a decision by the IFRS Interpretations Committee on IAS 12 ‘Income Taxes’, resulting in the retrospective recognition of US$950 million of Goodwill at Olympic Dam. Note, an offsetting increase in Deferred tax liabilities of US$1,021 million which is not included in Net Operating Assets above. Refer to note 39 ‘New and amended accounting standards and interpretations and changes to accounting policies’ in section 3.1 for further information.

4.4.3    Iron Ore
Detailed below is financial information for our Iron Ore assets for FY2021 and FY2020.

Year ended 30 June 2021 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross (4)	Exploration to profit
Western Australia Iron Ore	34,337	26,270	1,959	24,311	21,289	2,186
Samarco (1)	–	–	–	–	(2,794)	–
Other (2)	120	7	25	(18)	168	2

Total Iron Ore from Group production	34,457	26,277	1,984	24,293	18,663	2,188

Third-party products (3)	18	1	–	1	–	–

Total Iron Ore	34,475	26,278	1,984	24,294	18,663	2,188	100	55

Adjustment for equity accounted investments	–	–	–	–	–	–	–	–

Total Iron Ore statutory result	34,475	26,278	1,984	24,294	18,663	2,188	100	55

Year ended 30 June 2020 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross (4)	Exploration to profit
Western Australia Iron Ore	20,663	14,508	1,606	12,902	20,177	2,326
Samarco (1)	–	–	–	–	(2,045)	–
Other (2)	119	53	24	29	268	2

Total Iron Ore from Group production	20,782	14,561	1,630	12,931	18,400	2,328

Third-party products (3)	15	(7)	–	(7)	–	–

Total Iron Ore	20,797	14,554	1,630	12,924	18,400	2,328	87	47

Adjustment for equity accounted investments	–	–	–	–	–	–	–	–

Total Iron Ore statutory result	20,797	14,554	1,630	12,924	18,400	2,328	87	47

(1)
Samarco is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Billiton Brasil Ltda’s share. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods.

(2)	Predominantly comprises divisional activities, towage services, business development and ceased operations.

(3)	Includes inter-segment and external sales of contracted gas purchases.

(4)	Includes US$45 million of capitalised exploration (FY2020: US$40 million).

4.4.4    Coal
Detailed below is financial information for our Coal assets for FY2021 and FY2020.

Year ended 30 June 2021 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	4,315	593	735	(142)	7,843	512
New South Wales Energy Coal (1)	927	(87)	144	(231)	(289)	50
Colombia (1)(5)	281	74	86	(12)	–	21
Other (2)	–	(122)	14	(136)	(42)	18

Total Coal from Group production	5,523	458	979	(521)	7,512	601

Third-party products	–	–	–	–	–	–

Total Coal	5,523	458	979	(521)	7,512	601	20	7

Adjustment for equity accounted investments (3)(4)	(369)	(170)	(114)	(56)	–	(22)	–	–

Total Coal statutory result	5,154	288	865	(577)	7,512	579	20	7

Year ended 30 June 2020 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	5,357	1,935	684	1,251	8,168	523
New South Wales Energy Coal (1)	972	(19)	152	(171)	841	73
Colombia (1)	364	69	112	(43)	776	24
Other (2)	–	(155)	11	(166)	(276)	8

Total Coal from Group production	6,693	1,830	959	871	9,509	628

Third-party products	–	–	–	–	–	–

Total Coal	6,693	1,830	959	871	9,509	628	22	9

Adjustment for equity accounted investments (3)(4)	(451)	(198)	(138)	(60)	–	(25)	–	–

Total Coal statutory result	6,242	1,632	821	811	9,509	603	22	9

(1)	Newcastle Coal Infrastructure Group and Cerrejón are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group’s share.

(2)	Predominantly comprises divisional activities and ceased operations.

(3)
Total Coal statutory result revenue excludes US$281 million (FY2020: US$364 million) revenue related to Cerrejón. Total Coal statutory result Underlying EBITDA includes US$86 million (FY2020: US$112 million) D&A and US$2 million (FY2020: US$25 million) net finance costs and taxation expense related to Cerrejón, that are also included in Underlying EBIT. Total Coal statutory result Capital expenditure excludes US$21 million (FY2020: US$24 million) related to Cerrejón.

(4)
Total Coal statutory result revenue excludes US$88 million (FY2020: US$87 million) revenue related to Newcastle Coal Infrastructure Group. Total Coal statutory result excludes US$82 million (FY2020: US$61 million) Underlying EBITDA, US$28 million (FY2020: US$26 million) D&A and US$54 million (FY2020: US$35 million) Underlying EBIT related to Newcastle Coal Infrastructure Group until future profits exceed accumulated losses. Total Coal Capital expenditure excludes US$1 million (FY2020: US$1 million) related to Newcastle Coal Infrastructure Group.

(5)
On 28 June 2021, BHP announced that it had signed a Sale and Purchase Agreement with Glencore to divest its 33.3 per cent interest in Cerrejón. While BHP continued to report its share of profit and loss within the Coal segment and asset tables, the Group’s investment of US$284 million in Cerrejón has subsequently been classified as ‘Assets held for sale’ and therefore excluded from net operating assets.

4.4.5    Other assets
Detailed below is financial information for our Other assets for FY2021 and FY2020.

Year ended 30 June 2021 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Potash	–	(167)	2	(169)	3,073	268	–	–
Nickel West	1,545	259	110	149	300	286	17	17

Year ended 30 June 2020 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Potash	–	(127)	3	(130)	4,068	201	–	–
Nickel West	1,189	(37)	71	(108)	60	254	13	13

4.5    Production
4.5.1    Production – Minerals
The table below details our mineral and derivative product production for all operations (except Petroleum) for the three years ended 30 June 2021, 2020 and 2019. Unless otherwise stated, the production numbers represent our share of production and include BHP’s share of production from which profit is derived from our equity accounted investments. Production information for equity accounted investments is included to provide insight into the operational performance of these entities. For discussion of minerals pricing during the past three years, refer to section 1.17.

	BHP interest %	BHP share of production (1) Year ended 30 June
		2021	2020	2019
Copper (2)
Payable metal in concentrate (‘000 tonnes)
Escondida, Chile (3)	57.5	871.7	925.9	882.1
Pampa Norte, Chile (5)	100	27.4	0	0
Antamina, Peru (4)	33.75	144.0	124.5	147.2

Total copper concentrate		1,043.1	1,050.4	1,029.3

Copper cathode (‘000 tonnes)
Escondida, Chile (3)	57.5	196.5	259.4	253.2
Pampa Norte, Chile (5)	100	190.8	242.7	246.5
Olympic Dam, Australia	100	205.3	171.6	160.3

Total copper cathode		592.6	673.7	660.0

Total copper concentrate and cathode		1,635.7	1,724.1	1,689.3

Lead
Payable metal in concentrate (‘000 tonnes)
Antamina, Peru (4)	33.75	2.5	1.7	2.4

Total lead		2.5	1.7	2.4

Zinc
Payable metal in concentrate (‘000 tonnes)
Antamina, Peru (4)	33.75	145.1	88.5	98.1

Total zinc		145.1	88.5	98.1

Gold
Payable metal in concentrate (‘000 ounces)
Escondida, Chile (3)	57.5	167.0	177.4	286.0
Olympic Dam, Australia (refined gold)	100	146.0	146.0	107.0

Total gold		313.0	323.4	393.0

Silver
Payable metal in concentrate (‘000 ounces)
Escondida, Chile (3)	57.5	5,759	6,413	8,830
Antamina, Peru (4)	33.75	5,965	4,116	4,758
Olympic Dam, Australia (refined silver)	100	810	984	923

Total silver		12,534	11,513	14,511

Uranium
Payable metal in concentrate (tonnes)
Olympic Dam, Australia	100	3,267	3,678	3,565

Total uranium		3,267	3,678	3,565

Molybdenum
Payable metal in concentrate (tonnes)
Antamina, Peru (4)	33.75	863	1,666	1,141

Total molybdenum		863	1,666	1,141

	BHP interest %	BHP share of production (1) Year ended 30 June
		2021	2020	2019
Iron ore
Western Australia Iron Ore
Production (‘000 tonnes) (6)
Newman, Australia	85	63,221	65,641	66,622
Area C Joint Venture, Australia	85	52,386	51,499	47,440
Yandi Joint Venture, Australia	85	68,596	69,262	65,197
Jimblebar, Australia (7)	85	67,393	61,754	58,546
Wheelarra, Australia	85	0	3	159

Total Western Australia Iron Ore		251,596	248,159	237,964

Samarco, Brazil (4)	50	1,938	–	–

Total iron ore		253,534	248,159	237,964

Coal
Metallurgical coal
Production (‘000 tonnes) (8)
Blackwater, Australia	50	6,224	5,545	6,603
Goonyella Riverside, Australia	50	9,448	8,765	8,563
Peak Downs, Australia	50	5,892	5,783	5,933
Saraji, Australia	50	4,489	4,963	4,892
Daunia, Australia	50	1,928	2,170	2,178
Caval Ridge, Australia	50	3,903	4,349	3,967

Total BHP Mitsubishi Alliance		31,884	31,575	32,136

South Walker Creek, Australia (9)	80	4,887	5,415	6,194
Poitrel, Australia (9)	80	3,854	4,128	4,071

Total BHP Mitsui Coal		8,741	9,543	10,265

Total Queensland Coal		40,625	41,118	42,401

Energy coal
Production (‘000 tonnes)
New South Wales Energy Coal, Australia	100	14,326	16,052	18,257
Cerrejón, Colombia (4)	33.3	4,964	7,115	9,230

Total energy coal		19,290	23,167	27,487

Other assets
Nickel
Saleable production (‘000 tonnes)
Nickel West, Australia (10)	100	89.0	80.1	87.4

Total nickel		89.0	80.1	87.4

(1)	BHP share of production includes the Group’s share of production for which profit is derived from our equity accounted investments, unless otherwise stated.

(2)	Metal production is reported on the basis of payable metal.

(3)	Shown on 100 per cent basis. BHP interest in saleable production is 57.5 per cent.

(4)
For statutory financial reporting purposes, this is an equity accounted investment. We have included production numbers from our equity accounted investments as the level of production and operating performance from these operations impacts Underlying EBITDA of the Group. Our use of Underlying EBITDA is explained in section 1.8.3.

(5)	Includes Cerro Colorado and Spence.

(6)	Iron ore production is reported on a wet tonnes basis.

(7)	Shown on 100 per cent basis. BHP interest in saleable production is 85 per cent.

(8)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.

(9)	Shown on 100 per cent basis. BHP interest in saleable production is 80 per cent.

(10)	Nickel contained in refined nickel metal, including briquette and power, matte and by-product streams.

4.5.2    Production – Petroleum
The table below details Petroleum’s historical net crude oil and condensate, natural gas and natural gas liquids production, primarily by geographic segment, for each of the three years ended 30 June 2021, 2020 and 2019. We have shown volumes of marketable production after deduction of applicable royalties, fuel and flare. We have included in the table average production costs per unit of production and average sales prices for oil and condensate and natural gas for each of those periods.

	BHP share of production Year ended 30 June
	2021	2020	2019
Production volumes
Crude oil and condensate (‘000 of barrels)
Australia	11,918	14,044	14,365
United States – Conventional	23,165	23,345	28,047
United States – Onshore US (1)	–	–	6,411
Other (2)	3,646	3,823	4,885

Total crude oil and condensate	38,729	41,212	53,708

Natural gas (billion cubic feet)
Australia	280.9	292.6	310.1
United States – Conventional	7.3	8.1	10.4
United States – Onshore US (1)	–	–	96.3
Other (2)	52.4	58.9	76.2

Total natural gas	340.6	359.6	493.0

Natural gas liquids (3) (‘000 of barrels)
Australia	6,007	6,462	6,265
United States – Conventional	1,306	1,189	1,581
United States – Onshore US (1)	–	–	3,505
Other (2)	–	–	42

Total NGL (3)	7,313	7,651	11,392

Total production of petroleum products (million barrels of oil equivalent) (4)
Australia	64.7	69.3	72.3
United States – Conventional	25.7	25.9	31.4
United States – Onshore US (1)	–	–	26.0
Other (2)	12.4	13.6	17.6

Total production of petroleum products	102.8	108.8	147.3

Average sales price
Crude oil and condensate (US$ per barrel)
Australia	53.31	52.38	69.50
United States – Conventional	51.74	46.69	64.65
United States – Onshore US (1)	–	–	68.02
Other (2)	55.33	56.05	68.86

Total crude oil and condensate	52.56	49.53	66.73

Natural gas (US$ per thousand cubic feet)
Australia	5.12	5.60	7.00
United States – Conventional	2.75	2.20	3.22
United States – Onshore US (1)	–	–	2.90
Other (2)	3.23	2.60	2.87

Total natural gas	4.79	5.02	5.50

Natural gas liquids (US$ per barrel)
Australia	34.16	27.51	36.54
United States – Conventional	20.82	13.44	25.73
United States – Onshore US (1)	–	–	27.74
Other (2)	–	–	28.66

Total NGL	31.63	25.36	32.17

Total average production cost (US$ per barrel of oil equivalent) (5)
Australia	6.40	7.12	8.98
United States – Conventional	8.43	4.57	5.29
United States – Onshore US (1)	–	–	4.93
Other (2)	5.20	4.94	6.41

Total average production cost	6.76	6.24	7.18

(1)
Production for Onshore US assets is shown through the closing date of the divestment in FY2019. Production for Eagle Ford, Permian and Haynesville assets is shown through 31 October 2018 and production for Fayetteville is shown through 28 September 2018.

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

4.6 Reserves
Reserves are the estimated quantities of material that can be demonstrated to be able to be economically and legally extracted from BHP’s properties. In order to estimate reserves, assumptions are required about a range of technical and economic factors, including quantities, qualities, production techniques, recovery efficiency, production and transport costs, commodity supply and demand, commodity prices and exchange rates.
Estimating the quantity and/or quality of reserves requires the size, shape and depth of ore bodies or oil and gas reservoirs to be determined by analysing geological data, such as drilling samples and geophysical survey interpretations. Economic assumptions used to estimate reserves change from period to period as additional technical and operational data is generated.
4.6.1    Petroleum reserves
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
How we estimate and report reserves
Petroleum’s reserves are estimated as of 30 June each year. Reported reserves include both Conventional Petroleum reserves and Onshore US reserves for FY2018 and are included in the opening balances in the accompanying tables. Footnotes have been included with the tables to identify the contribution of the Discontinued operations (Onshore US) for this period. The sale of Petroleum’s interests in Onshore US reserves was completed in FY2019. Remaining reserves at the end of FY2019, FY2020 and FY2021 reflect the Continuing operations only.
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

Developed oil and gas reserves
Proved developed oil and gas reserves are reserves that can be expected to be recovered through:

•	existing wells with existing equipment and operating methods

•	installed extraction equipment and infrastructure operational at the time of the reserve estimate if the extraction is by means not involving a well
Performance-derived reserve assessments for producing wells were primarily based on the following manner:

•	for our conventional operations, reserves were estimated using rate and pressure decline methods, including material balance, supplemented by reservoir simulation models where appropriate

•	for our Discontinued operations (Onshore US) reported for FY2018, reserves were estimated using rate-transient analysis and decline curve analysis methods

•	for wells that lacked sufficient production history, reserves were estimated using performance-based type curves and offset location analogues with similar geologic and reservoir characteristics
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
Methodology used to estimate reserves
Reserves have been estimated with deterministic methodology, with the exception of the North West Shelf gas operation in Australia, where probabilistic methodology has been used to estimate and aggregate reserves for the reservoirs dedicated to the gas project only. The probabilistic-based portion of these reserves totals 6 million barrels of oil equivalent (MMboe) in FY2021, 12 MMboe in FY2020 and 16 MMboe in FY2019. These amounts represent approximately 1 per cent of our total reported proved reserves in FY2021, and approximately 2 per cent in each of FY2020 and FY2019. Total boe conversion is based on the following: 6,000 standard cubic feet (scf) of natural gas equals 1 boe. Aggregation of proved reserves beyond the field/project level has been performed by arithmetic summation. Due to portfolio effects, aggregates of proved reserves may be conservative. The custody transfer point(s) or point(s) of sale applicable for each field or project are the reference point for reserves. The reserves replacement ratio is the change in reserves during the year excluding production, divided by the production during the year and stated as a percentage.
Governance
The Petroleum Reserves Group (PRG) is a dedicated group that provides oversight of the reserves’ assessment and reporting processes. It is independent of the various operation teams directly responsible for development and production activities. The PRG is staffed by individuals averaging more than 30 years’ experience in the oil and gas industry. The manager of the PRG, Abhijit Gadgil, is a full-time employee of BHP and is responsible for overseeing the preparation of the reserve estimates and compiling the information for inclusion in this Annual Report. He has an advanced degree in engineering and more than 40 years of diversified industry experience in reservoir engineering, reserves assessment, field development and technical management. He is a
40-year
member of the Society of Petroleum Engineers (SPE). He has also served on the Society of Petroleum Engineers Oil and Gas Reserves Committee. Mr Gadgil has the qualifications and experience required to act as a qualified petroleum reserves evaluator under the Australian Securities Exchange (ASX) Listing Rules. The estimates of petroleum reserves are based on and fairly represent information and supporting documentation prepared under the supervision of Mr Gadgil. He has reviewed and agrees with the information included in section 4.6.1 and has given his prior written consent for its publication. No part of the individual compensation for members of the PRG is dependent on reported reserves.
Reserve assessments for all Petroleum operations were conducted by technical staff within the operating organisation. These individuals meet the professional qualifications outlined by the SPE, are trained in the fundamentals of SEC reserves reporting and the reserves processes and are endorsed by the PRG. Each reserve assessment is reviewed annually by the PRG to ensure technical quality, adherence to internally published Petroleum guidelines and compliance with SEC reporting requirements. Once endorsed by the PRG, all reserves receive final endorsement by senior management and the Risk and Audit Committee prior to public reporting. Our Internal Audit and Advisory function provides secondary assurance of the oil and gas reserve reporting processes through the testing of the effectiveness of key controls that have been implemented as required by the US Sarbanes-Oxley Act of 2002. For more information on our risk management governance, refer to section 2.1.10.

FY2021 proved reserves
Production for FY2021 totalled 103 MMboe in sales with an additional 5 MMboe in non-sales
production, which was used primarily for fuel consumed in operations. Total production of 108 Mmboe was approximately 6 MMboe lower than in FY2020. The decrease was primarily due to natural declines in mature fields.
Net additions to reserves totalled 25 MMboe, driven primarily by the acquisition of additional working interest in the Shenzi field and partially offset by a negative performance revision in the Atlantis field in the US Gulf of Mexico. The net additions replaced 23 per cent of production. As of 30 June 2021, proved reserves totalled 665 MMboe.
Reserves have been calculated using the economic interest method and represent net revenue interest volumes after deduction of applicable royalties owned by others. Reserves of 61 MMboe were in production and risk-sharing arrangements where BHP has a revenue interest in production without transfer of ownership of the products. At 30 June 2021, approximately 9 per cent of the proved reserves were attributable to these arrangements.
Extensions and discoveries
In the Atlantis field in the US Gulf of Mexico, Phase 3 development drilling in the South West region of the field added approximately 1 MMboe by extending the previously recognised proved reservoir limit.
Revisions
In Australia, revisions increased proved reserves by 4 MMboe, primarily due to strong performance in the Macedon field. Small increases in the Bass Strait and Pyrenees fields were offset by negative performance revisions in the North West Shelf fields.
In the US Gulf of Mexico, revisions decreased reserves by 11 MMboe overall, primarily driven by reductions related to lower than expected well performance in the Atlantis and Mad Dog fields of 19 MMboe and 4 MMboe respectively. Approval of the Shenzi Subsea Multi Phase Pump Project added 6 MMboe, while strong performance in the Eastern area of the Shenzi field increased reserves by a further 5 MMboe.
In Trinidad and Tobago, continued strong performance in the Angostura field added 6 MMboe to proved reserves. This addition was partially offset by a price-related reduction of approximately 1 MMboe.
Improved recovery revisions
There were no improved recovery revisions during the year.
Purchases and sales
In November 2020, BHP acquired Hess Corporation’s 28 per cent interest in the Shenzi field located in the Gulf of Mexico. The acquisition resulted in the addition of approximately 27 MMboe to proved reserves. BHP also divested its 35 per cent interest in the Neptune field in May 2021 which reduced reserves by approximately 1 MMboe. Overall, net additions from Purchases and Sales were 26 MMboe.
FY2020 proved reserves
Production for FY2020 totalled 109 MMboe in sales with an additional 5 MMboe in non-sales
production, which was used primarily for fuel consumed in operations. Total production was approximately 13 MMboe lower than conventional production in FY2019. The decrease was due to a number of factors, including natural declines in mature fields, weather events that necessitated precautionary shut ins and lower demand as a consequence of the
COVID-19
pandemic, (refer to section 4.5.2 for more information). Discoveries, extensions and revisions to reserves added a total of 21 MMboe, which replaced 19 per cent of production. As of 30 June 2020, proved reserves totalled 748 MMboe.
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

Revisions
In Australia, reserves decreased by 35 MMboe overall due to downward revisions. This reduction was primarily in the Bass Strait due to poor reservoir performance in the Turrum field and lower overall condensate and natural gas liquids (NGL) recovery from the Bass Strait gas fields totalling 40 MMboe. Included in this reduction was a decrease of 4 MMboe due to lower product prices. Improved reservoir performance in the Pyrenees operated field added 5 MMboe partially offsetting the Bass Strait reduction. In the North West Shelf fields, reserves increased 4 MMboe for better performance and other revisions, however, this increase was offset by product price-related reductions of 4 MMboe. In the US Gulf of Mexico, strong reservoir performance and technical studies in the Atlantis, Shenzi and Mad Dog fields added a total of 25 MMboe to proved reserves.
In the Angostura field in Trinidad and Tobago and the ROD integrated development in Algeria, increases of 1 MMboe were offset by product price-related reductions of approximately 1 MMboe.
During FY2020, net revisions reduced reserves by a total of 10 MMboe overall.
Improved recovery revisions
There were no improved recovery revisions during the year.
Purchases and sales
There were no purchases or sales during the year.
FY2019 proved reserves
Production for FY2019 totalled 147 MMboe in sales, which was comprised of 121 MMboe for our conventional fields and 26 MMboe that was produced from our US Onshore fields prior to the closure of the divestment agreements. In comparison, our conventional fields produced approximately 1 MMboe more than in FY2018. This increase was due to a number of factors, including start-up
of the Greater Western Flank Phase B project in the North West Shelf in Australia and higher uptime in several fields, which more than offset natural production declines in more mature fields (refer to section 4.5.2 for more information). There was also an additional 5 MMboe in non-sales
production, primarily for fuel consumed in our Petroleum operations. The combined sales and non-sales
production totalled 152 MMboe for FY2019. For our conventional fields, additions and revisions to reserves added 57 MMboe, which replaced 45 per cent of the production in FY2019. As of 30 June 2019, our proved reserves totalled 841 MMboe.
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
(1)
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
These results are summarised in the following tables, which detail estimated oil, condensate, NGL and natural gas reserves at 30 June 2021, 30 June 2020 and 30 June 2019, with a reconciliation of the changes in each year.

(1)	‘Other’ comprises Algeria, Trinidad and Tobago and the United Kingdom (sold in FY2019).

Millions of barrels	Australia	United States	Other (b)	Total
Proved developed and undeveloped oil and condensate reserves (a)
Reserves at 30 June 2018	70.5	361.8 (c)	21.9	454.2 (c)

Improved recovery	–	–	–	–
Revisions of previous estimates	7.8	25.9	1.0	34.7
Extensions and discoveries	0.0	0.8	–	0.9
Purchase/sales of reserves	–	(79.7)	–	(79.7)
Production	(14.4)	(34.5)	(4.9)	(53.7)

Total changes	(6.5)	(87.5)	(3.9)	(97.9)

Reserves at 30 June 2019	63.9	274.4	18.0	356.3

Improved recovery	–	–	–	–
Revisions of previous estimates	0.9	21.3	(0.7)	21.5
Extensions and discoveries	1.8	–	5.0	6.7
Purchase/sales of reserves	–	–	–	–
Production	(14.0)	(23.3)	(3.8)	(41.2)

Total changes	(11.3)	(2.0)	0.4	(13.0)

Reserves at 30 June 2020	52.6	272.3	18.4	343.4

Improved recovery	–	–	–	–
Revisions of previous estimates	2.7	(8.0)	(0.0)	(5.3)
Extensions and discoveries	–	1.1	–	1.1
Purchase/sales of reserves	–	23.9	–	23.9
Production	(11.9)	(23.2)	(3.6)	(38.7)

Total changes	(9.2)	(6.2)	(3.7)	(19.1)

Reserves at 30 June 2021	43.5	266.1	14.7	324.3

Developed
Proved developed oil and condensate reserves
as of 30 June 2018	60.5	181.2	19.2	260.8
as of 30 June 2019	59.0	128.9	16.3	204.2
as of 30 June 2020	46.7	131.0	11.9	189.6
Developed reserves as of 30 June 2021	38.2	138.9	10.6	187.6

Undeveloped
Proved undeveloped oil and condensate reserves
as of 30 June 2018	10.0	180.7	2.8	193.4
as of 30 June 2019	5.0	145.4	1.7	152.1
as of 30 June 2020	6.0	141.3	6.5	153.8
Undeveloped reserves as of 30 June 2021	5.3	127.2	4.2	136.7

(a)	Small differences are due to rounding to first decimal place.

(b)	‘Other’ comprises Algeria, Trinidad and Tobago and the United Kingdom (sold in FY2019).

(c)	For FY2018 amounts include 86.1 million barrels attributable to Discontinued operations of Onshore US.

Millions of barrels	Australia	United States		Other (b)	Total
Proved developed and undeveloped NGL reserves (a)
Reserves at 30 June 2018	56.5	72.0	(c)(d)	–	128.4	(c)(d)

Improved recovery	–	–		–	–
Revisions of previous estimates	4.9	0.8		0.0	5.7
Extensions and discoveries	0.2	0.1		–	0.2
Purchase/sales of reserves	–	(58.7)		–	(58.7)
Production	(6.3)	(5.1)		(0.0)	(11.4)

Total changes	(1.2)	(62.9)		–	(64.1)

Reserves at 30 June 2019	55.2	9.1		–	64.3

Improved recovery	–	–		–	–
Revisions of previous estimates	(17.8)	1.2		–	(16.6)
Extensions and discoveries	0.3	–		–	0.3
Purchase/sales of reserves	–	–		–	–
Production	(6.5)	(1.2)		–	(7.6)

Total changes	(23.9)	–		–	(23.9)

Reserves at 30 June 2020	31.3	9.0		–	40.4

Improved recovery	–	–		–	–
Revisions of previous estimates	(1.6)	(1.1)		–	(2.7)
Extensions and discoveries	–	0.0		–	0.0
Purchase/sales of reserves	–	0.6		–	0.6
Production	(6.0)	(1.3)		–	(7.3)

Total changes	(7.6)	(1.7)		–	(9.3)

Reserves at 30 June 2021	23.7	7.3		–	31.0

Developed
Proved developed NGL reserves
as of 30 June 2018	49.8	37.0		–	86.8
as of 30 June 2019	46.5	4.3		–	50.8
as of 30 June 2020	23.8	5.0		–	28.8
Developed reserves as of 30 June 2021	17.7	4.4		–	22.1

Undeveloped
Proved undeveloped NGL reserves
as of 30 June 2018	6.6	35.0		–	41.6
as of 30 June 2019	8.7	4.8		–	13.5
as of 30 June 2020	7.6	4.0		–	11.6
Undeveloped reserves as of 30 June 2021	6.0	2.9		–	8.9

(a)	Small differences are due to rounding to first decimal place.

(b)	‘Other’ comprises Algeria, Trinidad and Tobago and the United Kingdom (sold in FY2019).

(c)	For FY2018 amounts include 62.2 million barrels attributable to Discontinued operations of Onshore US.

(d)	For FY2018 amounts include 2.5 million barrels consumed as fuel for Discontinued operations of Onshore US.

Billions of cubic feet	Australia (c)	United States		Other (d)	Total
Proved developed and undeveloped natural gas reserves (a)
Reserves at 30 June 2018	2,412.5 (e)	2,160.1	(f)(i)	328.6 (g)	4,901.2	(h)(i)

Improved recovery	–	–		–	–
Revisions of previous estimates	53.7	14.0		24.7	92.4
Extensions and discoveries	2.5	0.4		–	3.0
Purchase/sales of reserves	–	(1,952.8)		–	(1,952.8)
Production (b)	(336.8)	(109.4)		(77.8)	(524.1)

Total changes	(280.6)	(2,047.8)		(53.1)	(2,381.5)

Reserves at 30 June 2019	2,131.9 (e)	112.3	(f)	275.5 (g)	2,519.7	(h)

Improved recovery	–	–		–	–
Revisions of previous estimates	(111.7)	14.2		5.6	(92.0)
Extensions and discoveries	62.4	–		84.0	146.5
Purchase/sales of reserves	–	–		–	–
Production (b)	(317.3)	(10.7)		(60.7)	(388.7)

Total changes	(366.6)	3.5		28.9	(334.2)

Reserves at 30 June 2020	1,765.3 (e)	115.8	(f)	304.4 (g)	2,185.5	(h)

Improved recovery	–	–		–	–
Revisions of previous estimates	15.4	(8.6)		27.2	34.0
Extensions and discoveries	–	0.4		–	0.4
Purchase/sales of reserves	–	7.5		–	7.5
Production (b)	(304.4)	(9.9)		(54.9)	(369.2)

Total changes	(289.0)	(10.6)		(27.7)	(327.3)

Reserves at 30 June 2021	1,476.3 (e)	105.2	(f)	276.7 (g)	1,858.2	(h)

Developed
Proved developed natural gas reserves
as of 30 June 2018	1,975.9	1,479.4		328.6	3,783.8
as of 30 June 2019	1,856.4	65.5		275.5	2,197.3
as of 30 June 2020	1,453.1	73.4		220.4	1,746 .9
Developed reserves as of 30 June 2021	1,262.5	69.5		199.4	1,531.5

Undeveloped
Proved undeveloped natural gas reserves
as of 30 June 2018	436.6	680.7		–	1,117.3
as of 30 June 2019	275.5	46.8		–	322.3
as of 30 June 2020	312.2	42.4		84.0	438.6
Undeveloped reserves as of 30 June 2021	213 .8	35.6		77.3	326.7

(a)	Small differences are due to rounding to first decimal place.

(b)	Production includes volumes consumed by operations.

(c)	Production for Australia includes gas sold as LNG.

(d)	‘Other’ comprises Algeria, Trinidad and Tobago and the United Kingdom (sold in FY2019).

(e)	For FY2018, FY2019, FY2020 and FY2021 amounts include 295, 268, 246 and 204 billion cubic feet respectively, which are anticipated to be consumed as fuel in operations in Australia.

(f)	For FY2018, FY2019, FY2020 and FY2021 amounts include 160, 64, 65 and 67 billion cubic feet respectively, which are anticipated to be consumed as fuel in operations in the United States.

(g)	For FY2018, FY2019, FY2020 and FY2021 amounts include 16, 14, 17 and 13 billion cubic feet respectively, which are anticipated to be consumed as fuel in operations in Other areas.

(h)	For FY2018, FY2019, FY2020 and FY2021 amounts include 472, 346, 327 and 284 billion cubic feet respectively, which are anticipated to be consumed as fuel in operations.

(i)	For FY2018 amounts include 2,049 billion cubic feet attributable to Discontinued operations of Onshore US.

Millions of barrels of oil equivalent (a)	Australia	United States		Other (d)	Total
Proved developed and undeveloped oil, condensate, natural gas and NGL reserves (b)
Reserves at 30 June 2018	529.0 (e)	793.8	(f)(i)	76.7 (g)	1,399.5	(h)(i)

Improved recovery	–	–		–	–
Revisions of previous estimates	21.6	29.1		5.1	55.8
Extensions and discoveries	0.6	0.9		–	1.6
Purchase/sales of reserves	–	(463.9)		–	(463.9)
Production (c)	(76.8)	(57.8)		(17.9)	(152.4)

Total changes	(54.5)	(491.7)		(12.8)	(558.9)

Reserves at 30 June 2019	474.5 (e)	302.2	(f)	63.9 (g)	840.6	(h)

Improved recovery	–	–		–	–
Revisions of previous estimates	(35.4)	24.8		0.2	(10.4)
Extensions and discoveries	12.5	–		19.0	31.5
Purchase/sales of reserves	–	–		–	–
Production (c)	(73.4)	(26.3)		(13.9)	(113.6)

Total changes	(96.3)	(1.5)		5.2	(92.6)

Reserves at 30 June 2020	378.2 (e)	300.7	(f)	69.1 (g)	748.0	(h)

Improved recovery	–	–		–	–
Revisions of previous estimates	3.7	(10.5)		4.5	(2.3)
Extensions and discoveries		1.2			1.2
Purchase/sales of reserves	–	25.7		–	25.7
Production (c)	(68.7)	(26.1)		(12.8)	(107.6)

Total changes	(64.9)	(9.7)		(8.3)	(83.0)

Reserves at 30 June 2021	313.2 (e)	290.9	(f)	60.9 (g)	665.0	(h)

Developed
Proved developed oil, condensate, natural gas and NGL reserves
as of 30 June 2018	439.6	464.7		73.9	978.2
as of 30 June 2019	414.9	144.1		62.2	621.2
as of 30 June 2020	312.6	148.3		48.6	509.5
Developed reserves as of 30 June 2021	266.3	154.8		43.8	465.0

Undeveloped
Proved undeveloped oil, condensate, natural gas and NGL reserves
as of 30 June 2018	89.4	329.2		2.8	421.3
as of 30 June 2019	59.6	158.1		1.7	219.4
as of 30 June 2020	65.6	152.4		20.5	238.5
Undeveloped reserves as of 30 June 2021	46.9	136.1		17.1	200.1

(a)	Barrel oil equivalent conversion based on 6,000 scf of natural gas equals 1 boe.

(b)	Small differences are due to rounding to first decimal place.

(c)	Production includes volumes consumed by operations.

(d)	‘Other’ comprises Algeria, Trinidad and Tobago and the United Kingdom (sold in FY2019).

(e)	For FY2018, FY2019, FY2020 and FY2021 amounts include 49, 45, 41 and 34 million barrels equivalent respectively, which are anticipated to be consumed as fuel in operations in Australia.

(f)	For FY2018, FY2019, FY2020 and FY2021 amounts include 29, 11, 11 and 11 million barrels equivalent respectively, which are anticipated to be consumed as fuel in operations in the United States.

(g)	For FY2018, FY2019, FY2020 and FY2021 amounts include 3, 2, 3 and 2 million barrels equivalent respectively, which are anticipated to be consumed as fuel in operations in Other areas.

(h)	For FY2018, FY2019, FY2020 and FY2021 amounts include 81, 58, 55 and 47 million barrels equivalent respectively, which are anticipated to be consumed as fuel in operations.

(i)	For FY2018 amounts include 490 million barrels equivalent attributable to Discontinued operations of Onshore US.

FY2021 proved undeveloped reserves
At 30 June 2021, Petroleum had 200 MMboe of proved undeveloped reserves, which corresponds to 30 per cent of the reported proved reserves of 665 MMboe. This represents a decrease of 38 MMboe from the 238 MMboe at 30 June 2020.
During FY2021, a total of 44 MMboe proved undeveloped reserves were converted to proved developed reserves through development activities. This was driven by the following four projects: the Barracouta West development in the Bass Strait in Australia (14 MMboe), a gas delivery pressure and compressor re-staging
study in the Macedon field in Offshore Western Australia (14 MMboe) and the Atlantis Phase 3 development in the US Gulf of Mexico (14 MMboe).
Start-up
of the Ruby development project in Offshore Trinidad and Tobago also converted 3 MMboe to proved developed with first oil production. Increases to proved undeveloped reserves included approval of the Shenzi Subsurface Multi-Phase Pump project which added 6 MMboe. The effect of commodity prices relative to FY2020 resulted in the addition of 5 MMboe to proved undeveloped reserves while the acquisition of additional interest in the Shenzi field in the US Gulf of Mexico increased proved undeveloped reserves by 3 MMboe. Technical studies, revisions to expected performance and other changes reduced proved undeveloped reserves by 2 Mmboe.
Over the past three years, the conversion of proved undeveloped reserves to developed status has totalled 93 MMboe, averaging 31 MMboe per year. At 30 June 2021, a total of 114 MMboe proved undeveloped reserves have been reported for five or more years. Approximately 101 MMboe of this amount is associated with the Mad Dog Phase 2 development which is anticipated to produce first oil in CY2022. The remaining 13 MMboe is in our currently producing fields and will be developed and brought on stream in a phased manner to best optimise the use of production facilities and to meet sales commitments.
During FY2021, Petroleum spent US$1.1 billion on development activities worldwide. Of this amount:

•
US$0.9 billion was spent progressing the conversion of proved undeveloped reserves for projects where developed status was achieved in FY2021 or will be achieved when development is completed in the future

•	US$0.2 billion represented other development expenditures, including compliance and infrastructure improvement
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
In Australia, in the Bass Strait, 18 MMboe was moved into proved undeveloped for the Turrum field as a result of the reservoir performance reassessment, while in the Kipper field, a reduction of the gas delivery pressure requirements enabled more gas to be delivered prior to the installation of compression. This resulted in the movement of 16 MMboe from proved undeveloped to proved developed reserves. Bass Strait proved undeveloped fuel was also increased by 3 MMboe as a result of a fuel utilisation study. Performance revisions in the Mad Dog Spar A and the Shenzi fields in the US Gulf of Mexico reduced proved undeveloped by 6 MMboe.
Lower commodity prices resulted in a 4 MMboe reduction to proved undeveloped reserves.
Over the past three years, the conversion of proved undeveloped reserves to developed status has totalled 98 MMboe, averaging 33 MMboe per year. At 30 June 2020, a total of 30 MMboe proved undeveloped reserves have been reported for five or more years. These reserves are in our currently producing fields and will be developed and brought on stream in a phased manner to best optimise the use of production facilities and to meet sales commitments. During FY2020, Petroleum spent US$1.0 billion on development activities worldwide. Of this amount:

•
US$0.8 billion was spent progressing the conversion of proved undeveloped reserves for conventional projects where developed status was achieved in FY2020 or will be achieved when development is completed in the future

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
The changes in proved undeveloped reserves in FY2021, FY2020 and FY2019 are summarised by change category in the table below. Additional information detailing the effect of price, performance, changes in capital development plans and technical studies are also provided for revisions.

Proved Undeveloped Reserves (PUD) Reconciliation (MMboe) (a)	Year ended 30 June
	2021	2020	2019
PUD Opening Balance	238	219	421
Revisions of Previous Estimates	(41)	(12)	(18)
Reclassifications to developed	(44)	(8)	(42)
Performance, Technical Studies and Other	(2)	(1)	16
Development Plan Changes	–	(0)	8
Price	5	(4)	–
Extensions and Discoveries	–	31	1
Acqusitions/Sales	3	–	(185)

Total Change	(38)	19	(202)

PUD Closing Balance	200	238	219

(a)	Small differences are due to rounding.

4.6.2    Ore Reserves
Ore Reserves are estimates of the amount of ore that can be economically and legally extracted and processed from our mining properties. In order to estimate reserves, assumptions are required about a range of technical and economic factors, including quantities, qualities, production techniques, recovery efficiency, production and transport costs, commodity supply and demand, commodity prices and exchange rates. Estimating the quantity and/or quality of Ore Reserves requires the size, shape and depth of ore bodies to be determined by analysing geological data such as drilling samples and geophysical survey interpretations. Economic assumptions used to estimate reserves may change from period to period as additional technical, financial and operational data is generated. All of the Ore Reserves presented are reported in 100 per cent terms and represent estimates at 30 June 2021 (unless otherwise stated). All tonnes and grade information has been rounded, hence small differences may be present in the totals. Tonnes are reported as dry metric tonnes (unless otherwise stated).
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
The reported Ore Reserves contained in this document do not exceed the quantities that we estimate and could be extracted economically if future prices for each commodity were equal to the average historical prices for the three years to 31 December 2020, using current operating costs. In some cases where commodities are produced as by-products
(or
co-products)
with other metals, we use the three-year average historical prices for the combination of commodities produced at the relevant mine in order to verify that each Ore Reserve is economic. The three-year historical average prices used for each traded commodity to test for impairment of the Ore Reserves contained in this Annual Report are as follows:

Commodity Price (1)	US$
Copper	2.83/lb
Gold	1,477/ozt
Molybdenum	10.66/lb
Nickel	6.17/lb
Silver	17.47/ozt
Zinc	1.17/lb
Uranium (2)	26.73/lb
Iron Ore – Fines	82.47/dmt
Iron Ore – Lump	95.97/dmt
Metallurgical Hard Coking Coal	169.56/t
Metallurgical Weak Coking Coal	95.58/t
Thermal Coal Newcastle (2)	81.88/t
Thermal Coal Colombia (2)	61.65/t

(1)	Some commodities are traded on a contractual basis for which we are unable to disclose prices due to commercial sensitivity.

(2)
The Uranium price reported is sourced from TradeTech – Uranium Spot Price Indicator. Thermal coal prices reported are sourced from the McCloskey Report FOB by region, Newcastle and Colombia 6,000 kcal/t Net As Received. These are comparable to realised prices used to test for impairment.

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

Copper
Ore Reserves in accordance with Industry Guide 7

As at 30 June 2021																			As at 30 June 2020
Commodity deposit (1)(2)(3)(4)	Ore type	Proven Reserves					Probable Reserves					Total Reserves					Reserve life (years)	BHP interest %	Total Reserves					Reserve life (years)
		Mt	%TCu	%SCu	ppmMo		Mt	%TCu	%SCu	ppmMo		Mt	%TCu	%SCu	ppmMo				Mt	%TCu	%SCu	ppmMo
Copper operations
Chile
Escondida (6)	Oxide	76	0.62	–	–		123	0.53	–	–		199	0.56	–	–		58	57.5	206	0.58	–	–		58
	Sulphide	3,450	0.68	–	–		1,700	0.57	–	–		5,150	0.64	–	–				5,210	0.66	–	–
	Sulphide Leach	1,330	0.42	–	–		286	0.39	–	–		1,620	0.41	–	–				1,660	0.42	–	–
Cerro Colorado (5)(7)	Oxide	6.6	0.46	0.32	–		0.4	0.42	0.28	–		7.0	0.46	0.32	–		2.3	100	35	0.58	0.42	–		3.4
	Supergene Sulphide	6.1	0.54	0.12	–		0.7	0.48	0.10	–		6.8	0.53	0.12	–				18	0.58	0.17	–
	Transitional Sulphide	10	0.50	–	–		0.6	0.46	–	–		11	0.50	–	–				14	0.51	0.10	–
Spence (5)(8)	Oxide	26	0.67	0.41	–		0.3	0.57	0.39	–		26	0.67	0.41	–		38	100	31	0.61	0.42	–		36
	Oxide - low solubility	–	–	–	–		–	–	–	–		–	–	–	–				10	0.67	0.30	–
	Supergene Sulphide	104	0.59	0.10	–		7.8	0.41	0.09	–		112	0.58	0.10	–				107	0.61	0.10	–
	Transitional Sulphide	20	0.64	–	100		0.5	0.49	–	60		20	0.64	–	100				23	0.66	0.05	95
	Hypogene Sulphide	636	0.46	–	180		725	0.45	–	130		1,360	0.45	–	150				1,310	0.46	0.02	150

		Mt	%Cu	kg/t U 3 O 8	g/tAu	g/tAg	Mt	%Cu	kg/t U 3 O 8	g/tAu	g/tAg	Mt	%Cu	kg/t U 3 O 8	g/tAu	g/tAg			Mt	%Cu	kg/t U 3 O 8	g/tAu	g/tAg
Copper uranium gold operation
Australia
Olympic Dam (9)	UG Sulphide	239	2.09	0.61	0.73	5	174	1.97	0.60	0.66	4	413	2.04	0.61	0.70	5	40	100	448	1.88	0.57	0.69	4	43
	Low-grade	–	–	–	–	–	31	0.83	0.27	0.34	2	31	0.83	0.27	0.34	2			25	0.86	0.29	0.34	2

		Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo			Mt	%Cu	%Zn	g/tAg	ppmMo
Copper zinc operation
Peru
Antamina (10)	Sulphide Cu only	128	0.93	0.14	7	360	94	0.99	0.16	8	340	222	0.95	0.15	7	350	6.7	33.75	245	0.94	0.13	7	340	7.7
	Sulphide Cu-Zn	59	0.85	2.02	12	70	76	0.84	2.13	13	70	135	0.84	2.08	13	70			163	0.85	2.14	13	80

(1)	Cut-off criteria:

Deposit	Ore type	Ore Reserves
Escondida	Oxide	≥ 0.20%SCu
Sulphide
≥
0.30%TCu and greater than variable
cut-off
(V_COG) of the concentrator. Sulphide ore is processed in the concentrator plants as a result of an optimised mine plan with consideration of technical and economical parameters in order to maximise net present value.
	Sulphide Leach	≥ 0.25%TCu and lower than V_COG and with >30% of copper carried by more leachable copper minerals . Sulphide Leach ore is processed by dump leaching as an alternative to the concentrator process.
Cerro Colorado	Oxide, Supergene Sulphide & Transitional Sulphide	≥ 0.30%TCu
Spence	Oxide	≥ 0.30%TCu
	Supergene Sulphide, Transitional Sulphide & Hypogene Sulphide	≥ 0.20%TCu
Olympic Dam	UG Sulphide	Variable between 1.10%Cu and 1.70%Cu
	Low-grade	≥ 0.60%Cu
Antamina	Sulphide Cu only	Net value per concentrator hour incorporating all material revenue and cost factors and includes metallurgical recovery (see footnote 4 for averages). Mineralisation at the US$6,000/hr limit is equivalent to 0.15%Cu, 2.0g/tAg, 156ppmMo with 6,815t/hr mill throughput.
	Sulphide Cu-Zn	Net value per concentrator hour incorporating all material revenue and cost factors and includes metallurgical recovery (see footnote 4 for averages). Mineralisation at the US$6,000/hr limit is equivalent to 0.06%Cu, 0.73%Zn, 4.2g/tAg with 6,384t/hr mill throughput.
Antamina – All metals used in net value calculations are assumed to be recovered into concentrate and sold.

(2)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Reserves	Probable Reserves
Escondida	Oxide: 30m × 30m Sulphide: 50m × 50m Sulphide Leach: 60m × 60m	Oxide: 45m × 45m Sulphide: 90m × 90m Sulphide Leach: 115m × 115m
Cerro Colorado	40m to 50m	100m
Spence	Oxide: maximum 50m × 50m Supergene Sulphide, Transitional Sulphide & Hypogene Sulphide: maximum 70m × 70m	100m × 100m for all ore types
Olympic Dam	20m to 35m	35m to 70m
Antamina	25m to 45m	40m to 80m

(3)	Ore delivered to process plant.

(4)	Metallurgical recoveries for the operations were:

Deposit	Metallurgical recovery
Escondida	Oxide: 58% Sulphide: 84% Sulphide Leach: 40%
Cerro Colorado	Oxide: 75% Supergene Sulphide: 80%
Spence	Oxide: 80% Supergene Sulphide: 82%
Olympic Dam	Cu 94%, U 3 O 8 68%, Au 70%, Ag 63%
Antamina	Sulphide Cu only: Cu 93%, Zn 0%, Ag 84%, Mo 62% Sulphide Cu-Zn: Cu 81%, Zn 85%, Ag 74%, Mo 0%

(5)	Metallurgical recoveries based on testwork:

Deposit	Metallurgical recovery
Cerro Colorado	Transitional Sulphide: 65%
Spence	Transitional Sulphide & Hypogene Sulphide: Cu 86%, Mo variable depending on mineralogy

(6)	Escondida – Oxide and Sulphide Leach ore types contribute 13 years and 27 years respectively to the reported reserve life.

(7)	Cerro Colorado – The decrease in Ore Reserves was mainly due to depletion and a reduction in the nominated production rate with reserve life constrained by mining permit expiry in 2023.

(8)
Spence – The decrease in Oxide and Transitional Sulphide ore types was mainly due to depletion. The increase in Supergene Sulphide and Hypogene Sulphide ore types was mainly due to an update in the reserves estimate supported by additional drilling and updated mine design, resulting with an increase in reserve life.

(9)
Olympic Dam – The decrease in UG Sulphide ore type and reduction in reserve life was due to updated mine stope designs and depletion partially offset by an updated reserves estimate supported by additional drilling.

(10)	Antamina – The decrease in Ore Reserves and reduction in reserve life was mainly due to depletion.

Iron ore
(1)
Ore Reserves in accordance with Industry Guide 7

As at 30 June 2021																						As at 30 June 2020
		Proven Reserves						Probable Reserves						Total Reserves						Reserve life (years)	BHP interest %	Total Reserves						Reserve life (years)
Commodity deposit	Ore type	Mt	%Fe	%P	%SiO 2	%Al 2 O 3	%LOI	Mt	%Fe	%P	%SiO 2	%Al 2 O 3	%LOI	Mt	%Fe	%P	%SiO 2	%Al 2 O 3	%LOI			Mt	%Fe	%P	%SiO 2	%Al 2 O 3	%LOI
Iron ore operation
Australia
WAIO (2)(3)(4)(5)(6)(7)(8)(9)	BKM	980	62.8	0.13	3.1	2.1	4.4	1,500	62.1	0.13	3.5	2.2	4.8	2,480	62.4	0.13	3.4	2.2	4.7	15	88	2,480	62.5	0.13	3.3	2.2	4.6	15
	BKM Bene	10	59.6	0.14	7.3	3.4	2.0	10	59.1	0.13	7.9	3.5	2.1	30	59.4	0.13	7.5	3.4	2.0			30	59.7	0.13	7.1	3.3	2.0
	CID	50	56.9	0.05	5.8	1.7	10.6	10	57.9	0.04	4.9	1.5	10.4	60	57.2	0.05	5.6	1.7	10.5			150	57.2	0.05	5.5	1.5	10.6
	MM	810	62.3	0.06	2.8	1.5	6.0	1,070	61.1	0.06	3.6	1.8	6.7	1,880	61.6	0.06	3.2	1.7	6.4			1,800	61.7	0.06	3.1	1.7	6.3

(1)	Samarco – Operations have recommenced and a reserves estimate is in progress.

(2)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Reserves	Probable Reserves
WAIO	50m x 50m	150m x 50m

(3)	WAIO recovery was 100%, except for BKM Bene where Whaleback beneficiation plant recovery was 88% (tonnage basis).

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

(9)	The decrease in CID ore type was due to depletion and mine plan changes.

Metallurgical coal
Coal Reserves in accordance with Industry Guide 7

As at 30 June 2021																				As at 30 June 2020
			Proven Reserves	Probable Reserves	Total Reserves	Proven Marketable Reserves				Probable Marketable Reserves				Total Marketable Reserves				Reserve life (years)	BHP interest %	Total Marketable Reserves				Reserve life (years)
Commodity deposit (1)(2)(3)(4)(5)	Mining method	Coal type	Mt	Mt	Mt	Mt	%Ash	%VM	%S	Mt	%Ash	%VM	%S	Mt	%Ash	%VM	%S			Mt	%Ash	%VM	%S
Metallurgical coal operations
Queensland coal
CQCA JV
Goonyella Riverside (6)	OC	Met	494	19	513	391	9.1	25.2	0.53	14	10.9	28.4	0.56	405	9.2	25.3	0.53	31	50	419	9.1	25.3	0.53	35
Broadmeadow (6)	UG	Met	53	106	159	41	8.1	23.9	0.54	67	10.0	23.3	0.55	108	9.3	23.5	0.55			112	9.2	23.5	0.55
Peak Downs (7)(8)	OC	Met/Th	769	296	1,065	455	10.6	21.8	0.58	168	10.6	22.1	0.69	623	10.6	21.8	0.61	38	50	444	10.6	22.3	0.62	27
Caval Ridge	OC	Met	222	111	333	128	11.0	22.3	0.57	68	11.0	22.4	0.57	196	11.0	22.3	0.57	27	50	196	11.0	22.2	0.57	27
Saraji (7)(9)	OC	Met/Th	457	54	511	294	10.5	17.9	0.63	24	10.6	19.2	0.88	318	10.5	18.0	0.65	31	50	339	10.5	18.0	0.65	33
Norwich Park (10)	OC	Met	159	70	229	116	10.3	16.8	0.70	49	10.2	16.6	0.70	165	10.3	16.7	0.70	65	50	165	10.3	16.7	0.70	65
Blackwater (7)(11)	OC	Met/Th	161	225	386	140	8.8	26.5	0.43	191	9.1	26.2	0.42	331	9.0	26.3	0.42	25	50	352	9.0	26.3	0.42	27
Daunia (12)	OC	Met/PCI	60	25	85	53	8.1	20.4	0.34	20	8.3	20.0	0.35	73	8.2	20.2	0.34	16	50	80	8.2	20.3	0.34	17
BHP Mitsui Coal
South Walker Creek (13)	OC	Met/PCI	87	36	123	69	9.2	13.6	0.29	29	9.2	13.2	0.29	98	9.2	13.5	0.29	15	80	102	9.2	13.5	0.29	16
Poitrel (14)	OC	Met	24	24	48	20	7.9	23.0	0.31	19	8.4	23.3	0.31	39	8.1	23.1	0.31	8.5	80	44	8.1	23.1	0.31	9.6

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

Deposit	Proven Reserves	Probable Reserves
Goonyella Riverside, Broadmeadow	900m to 1,300m plus 3D seismic coverage for UG	1,750m to 2,400m
Peak Downs	250m to 1,500m	500m to 2,500m
Caval Ridge	500m to 1,050m	500m to 2,100m
Saraji	450m to 1,800m	800m to 2,600m
Norwich Park	500m to 1,400m	1,000m to 2,800m
Blackwater	450m to 1,000m	900m to 1,850m
Daunia	450m to 850m	900m to 1,400m
South Walker Creek	400m to 800m	650m to 1,500m
Poitrel	300m to 550m	600m to 1,050m

(3)	Product recoveries for the operations were:

Deposit	Product recovery
Goonyella Riverside, Broadmeadow	74%
Peak Downs	59%
Caval Ridge	59%
Saraji	63%
Norwich Park	71%
Blackwater	86%
Daunia	85%
South Walker Creek	78%
Poitrel	79%

(4)
Total Coal Reserves were at the moisture content when mined (4% CQCA JV and BHP Mitsui Coal). Total Marketable Reserves were at a product specification moisture content
(9.5-10%
Goonyella Riverside Broadmeadow; 9.5% Peak Downs; 10% Caval Ridge; 10.1% Saraji;
10-11%
Norwich Park;
7.5-11.5%
Blackwater;
10-10.5%
Daunia; 9% South Walker Creek;
10-12%
Poitrel) and at an
air-dried
quality basis for sale after the beneficiation of the Total Coal Reserves.

(5)	Coal delivered to handling plant.

(6)
Goonyella Riverside and Broadmeadow deposits use the same infrastructure and reserve life applies to both. The decrease in reserve life was mainly due to depletion and an increase in nominated production rate.

(7)	Percentage of secondary thermal products for Coal Reserves with coal type Met/Th are: Peak Downs 1.7%; Saraji 1.0%; Blackwater 14%. Contributions may vary year on year based on market demand.

(8)	Peak Downs – The increase in Coal Reserves and reserve life was mainly due to conversion of tenure from an exploration lease to a mining lease.

(9)	Saraji – The decrease in Coal Reserves and reserve life was mainly due to depletion.

(10)	Norwich Park – Remains on care and maintenance.

(11)	Blackwater – The decrease in Coal Reserves was mainly due to depletion and exclusion of reserves to allow for in-pit tailings storage.

(12)	Daunia – The decrease in Coal Reserves and reserve life was mainly due to depletion and changes in the mine plan.

(13)	South Walker Creek – The decrease in reserve life was due to depletion.

(14)	Poitrel – The decrease in Coal Reserves and reserve life was due to depletion.

Energy coal
Coal Reserves in accordance with Industry Guide 7

As at 30 June 2021																							As at 30 June 2020
Commodity deposit (1)(2)(3)(4)	Mining method	Coal type	Proven Reserves	Probable Reserves	Total Reserves	Proven Marketable Reserves					Probable Marketable Reserves					Total Marketable Reserves					Reserve life (years)	BHP interest %	Total Marketable Reserves					Reserve life (years)
			Mt	Mt	Mt	Mt	%Ash	%VM	%S	KCal/ kg CV	Mt	%Ash	%VM	%S	KCal/ kg CV	Mt	%Ash	%VM	%S	KCal/ kg CV			Mt	%Ash	%VM	%S	KCal/ kg CV
Energy coal
Australia
Mt Arthur Coal (5)(6)	OC	Th	97	40	137	63	15.8	30.9	0.53	5,870	26	15.8	30.9	0.53	5,870	89	15.8	30.9	0.53	5,870	7.5	100	436	15.3	28.4	0.49	6,050	20
Colombia
Cerrejón (7)(8)(9)	OC	Th	255	89	344	248	9.6	32.3	0.60	6,200	87	10.6	32.8	0.63	6,240	335	9.9	32.4	0.61	6,210	13	33.33	319	11.8	32.6	0.61	6,032	14

(1)	Cut-off criteria:

Deposit	Coal Reserves
Mt Arthur Coal	≥ 0.3m seam thickness, ≤ 32%ash, ≥ 40% coal plant yield
Cerrejón	≥ 0.35m seam thickness

(2)	Approximate drill hole spacings used to classify the reserves were:

Deposit	Proven Reserves	Probable Reserves
Mt Arthur Coal	200m to 800m (geophysically logged, >95% core recovery)	400m to 1,550m (geophysically logged, >95% core recovery)
Cerrejón	>6 drill holes per 100ha	2 to 6 drill holes per 100ha

(3)	Product recoveries for the operations were:

Deposit	Product recovery
Mt Arthur Coal	74%
Cerrejón	97%

(4)
Total Coal Reserves were at the moisture content when mined (8.5% Mt Arthur Coal; 12.4% Cerrejón). Total Marketable Reserves were at a product specific moisture content (9.5% Mt Arthur Coal; 12.9% Cerrejón) and at an ‘
as received
’ quality basis for Mt Arthur Coal and at a total moisture quality basis for Cerrejón.

(5)	Mt Arthur Coal – Coal delivered to handling plant.

(6)	Mt Arthur Coal – The decrease in Marketable Coal Reserves and reserve life was mainly due to changes in geotechnical parameters, costs and lower commodity prices impacting mine design.

(7)	Cerrejón – Divestment of Cerrejón is in progress.

(8)	Cerrejón – The increase in Marketable Coal Reserves was due to changes in mine design and an increase in nominated annual production rate. Coal is beneficiated by exception.

(9)	Cerrejón – In response to ongoing local community legal challenges, some permits remain suspended. BHP continues to monitor the situation for potential impact on mining.

Other assets
Ore Reserves in accordance with Industry Guide 7

As at 30 June 2021										As at 30 June 2020
Commodity deposit (1)(2)(3)(4)		Proven Reserves		Probable Reserves		Total Reserves		Reserve life (years)	BHP interest %	Total Reserves		Reserve life (years)
	Ore type	Mt	%Ni	Mt	%Ni	Mt	%Ni			Mt	%Ni
Nickel West Operations
Leinster (5)	OC	1.2	0.61	0.76	0.62	2.0	0.61	9.0	100	3.9	0.74	8.0
	UG	–	–	5.0	1.6	5.0	1.6			5.1	1.6
Mt Keith (6)	OC	65	0.57	19	0.55	84	0.57	15	100	84	0.57	15
	SP	2.6	0.52	0.99	0.45	3.6	0.49			7.1	0.58
Yakabindie	OC	54	0.59	45	0.60	99	0.59	9.2	100	96	0.61	8.9

(1)	Cut-off criteria:

Deposit	Ore type	Ore Reserves
Leinster	OC	≥ 0.40%Ni
	UG	≥ 0.90%Ni
Mt Keith	OC	≥ 0.35%Ni and ≥ 0.18% recoverable Ni
	SP	–
Yakabindie	OC	≥ 0.35%Ni and ≥ 0.18% recoverable Ni

(2)	Approximate drill hole spacings used to classify the reserve were:

Deposit	Proven Reserves	Probable Reserves
Leinster	25m × 25m	25m × 50m
Mt Keith	40m × 40m	80m × 80m
Yakabindie	40m × 60m	80m × 60m

(3)	Ore delivered to the process plant.

(4)	Metallurgical recovery for the operations were:

Deposit		Metallurgical recovery
Leinster	OC	80%
	UG	88%
Mt Keith		63%
Yakabindie		63%

(5)
Leinster – The decrease in OC ore type was due to depletion. The increase in the reserve life was due to a decrease in nominated annual production rate. OC and UG ore types contribute 6 years and 9 years respectively to the reported reserve life.

(6)	Mt Keith – The decrease in SP ore type was due to depletion.

4.7    Major projects
Capital and exploration expenditure of US$7.1 billion in FY2021 was in line with guidance. This included maintenance
(
1)
expenditure of US$2.3 billion and exploration expenditure of US$514 million.
Capital and exploration expenditure of approximately US$6.7 billion for minerals and US$2.3 billion for petroleum is expected in FY2022. In total, this is US$0.5 billion higher than previous guidance predominantly due to unfavourable impacts of a stronger Australian dollar. Guidance is subject to exchange rate movements.
This guidance includes a US$800 million exploration program in FY2022, with approximately US$260 million for our minerals exploration program and approximately US$540 million for our petroleum exploration and appraisal program.
In August 2021, the BHP Board approved two major projects:

•	an investment of US$5.7 billion (C$7.5 billion) for the Jansen Stage 1 Potash Project in the province of Saskatchewan, Canada

•
an investment of US$544 million for the Shenzi North development in the US Gulf of Mexico, following the successful acquisition of an additional 28 per cent working interest in Shenzi in November 2020. The capital expenditure approved represents a 100 per cent share interest. BHP is operator and holds a 72 per cent share in Shenzi North. Repsol holds the remaining 28 per cent working interest and is expected to make a Final Investment Decision later this calendar year

At the end of the 2021 financial year, BHP had two major projects under development, which were Mad Dog Phase 2 in petroleum and Jansen mine shafts in potash. Both of these projects are tracking to plan.

Commodity	Project and ownership	Project scope / capacity (2)	Date of initial production	Capital expenditure (US$M) (1)
			Target	Budget
Projects achieved first production during the 2021 financial year
Petroleum	Atlantis Phase 3 (US Gulf of Mexico) 44% (non-operator)	New subsea production system that will tie back to the existing Atlantis facility, with capacity to produce up to 38,000 gross barrels of oil equivalent per day. First production achieved in July 2020, ahead of schedule and on budget.	CY2020	696
Copper	Spence Growth Option (Chile)	New 95 ktpd concentrator is expected to incrementally increase Spence’s payable copper in concentrate production by approximately 185 ktpa in the first 10 years of operation and extend the mining operations by more than 50 years. First production achieved in December 2020, on schedule and on budget.	FY2021	2,460
Iron Ore	South Flank (Australia) 85% (operator)	Sustaining iron ore mine to replace production from the 80Mtpa (100 per cent basis) Yandi Mine. First production achieved in May 2021, on schedule and on budget.	CY2021	3,061
Petroleum	Ruby (Trinidad and Tobago) 68.46% (operator)	Five production wells tied back into existing operated processing facilities, with capacity to produce up to 16,000 gross barrels of oil per day and 80 million gross standard cubic feet of natural gas per day. First production achieved in May 2021, ahead of schedule and on budget.	CY2021	283

(1)	Maintenance capital includes non-discretionary spend for the following purposes: deferred development and production stripping; risk reduction, compliance and asset integrity.

Commodity	Project and ownership	Project scope / capacity (2)	Date of initial production	Capital expenditure (US$M)
			Target	Budget
Projects in execution at 30 June 2021
Petroleum	Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	New floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day. On schedule and on budget. The overall project is 93% complete.	CY2022	2,154
Other projects in progress at 30 June 2021
Potash (3)	Jansen Potash Project (Canada) 100%	Investment to finish the excavation and lining of the production and service shafts, and continue the installation of essential surface infrastructure and utilities.		2,972

(2)
Unless noted otherwise, references to capacity are on a 100 per cent basis, references to capital expenditure from subsidiaries are reported on a 100 per cent basis and references to capital expenditure from joint operations reflect BHP’s share.

(3)	Capital expenditure of approximately US$100 million (related to the above scope) is expected for FY2022.

4.8    Sustainability – performance data
Definition and calculation of sustainability performance metrics
We use sustainability performance metrics (SPMs) to assess progress against our sustainability commitments and targets. These metrics are commonly used by many of our stakeholders and most are industry standard.
Management also uses the SPMs to evaluate our sustainability performance against the positive and negative impacts of our operational activities.
We align our SPMs with credible international standards, such as the Global Reporting Initiative (GRI) sustainability reporting standards, to ensure our performance is relevant and assessed against a range of reporting.
The SPMs listed in the tables below relate to each SPM for the year ended 30 June 2021. We have obtained external limited assurance over our disclosures in this section as well as in section 1.12 People and culture and 1.13 Sustainability.
A definition and explanation that outlines why we believe the SPMs are useful to the Board, management, investors and other stakeholders, and the methodology behind our most material SPMs is provided in our methodology tables disclosed in our online ESG Standards and Databook and below.
People-related metrics
Our global workforce is the foundation of our business and we believe supporting the wellbeing of our people and promoting an inclusive and diverse culture are vital for maintaining a competitive advantage. The SPMs for gender, employment type and turnover are key indicators, which allow the Board, management, investors and other stakeholders to measure and track our near and long-term progress.

Reference and SPM	Section 1.12 People and culture and section 4.8.1 People – performance data FY2021 – Workforce by gender, region, category and employment type

Methodology
Proportional data for average number of employees is based on the average of the number of employees at the last day of each calendar month for a
10-month
period from July to April, which is then used as the average for the FY2021.

The number and average number (and percentages) of employees by region shows the weighted average number of employees based on BHP ownership.

Contractor data is collected from internal surveys and the organisation’s systems and averages for a
10-month
period from July 2020 to April 2021, which is then used as the average for the FY2021.

The gender numbers in section 1.12 People and culture
are a ‘point in time’ snapshot at 30 June 2021 used in internal management reporting for the purposes of monitoring progress against our aspirational goal of a gender-balanced workforce by FY2025.

There is no significant seasonal variation in employment numbers.

These methodologies have been prepared in accordance with GRI standard
102-8
and GRI standard
405-1.

Reference and SPM	Section 1.12 People and culture and section 4.8.1 People – performance data FY2021 – Employee new hires and turnover

Methodology
Data for employee new hires, including by gender, age group and region, is based on the number of employee new hires for a
10-month
period from July 2020 through to April 2021 divided by the average number of employees at the last day of each calendar month for the same period, which is then used to calculate a weighted average for FY2021 based on our operated assets. Employee new hires refers to all employment types.

Data for employee turnover, including by gender, age group and region, is based on the number of employee new terminations for a
10-month
period from July 2020 through to April 2021 divided by the average number of employees at the last day of each calendar month for the same period, which is then used to calculate a weighted average for FY2021 based on our operated assets. Employee new terminations refers to all employment types.

These methodologies have been prepared in accordance with GRI standard
401-1.

Health and safety-related metrics
Our highest priority is the safety of our people and the communities where we operate. This is why we focus on identifying safety risks and implementing controls designed to minimise the likelihood and potential impact of those risks. The health and safety SPMs allow the Board, management, investors and other stakeholders to measure and track health and safety performance at our operated assets, including trends related to personal injuries, occupational illness and exposures. We focus on strengthening in-field
verification of material and fatal risks, enhancing our internal investigation process, widely sharing and applying lessons, and enabling additional quality field time to engage our workforce.

Reference and SPM	Section 1.13.3 Our sustainability performance: Non-financial KPIs; section 1.13.4 Safety and section 4.8.2 Health and Safety – performance data FY2021 – TRIF

Methodology
TRIF (total recordable injury frequency) is an indicator highlighting broad personal injury trends and refers to the number of recordable injuries per hours worked during the financial year. TRIF equals the sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) x 1,000,000 (or 200,000) ÷ actual hours worked. In accordance with SASB Metals and Mining Standard, we also report TRIF per 200,000 hours worked. BHP adopts the US Government Occupational Safety and Health Administration (OSHA) guidelines for the recording and reporting of occupational injury and illnesses. TRIF statistics exclude non-operated
assets.

Year-on-year
improvement of TRIF is one of our five-year sustainability targets and is one of the indicators used to assess our safety performance.

FY2016 to FY2018 data includes Continuing operations and Discontinued operations (Onshore US assets). FY2019 data includes Discontinued operations (Onshore US assets) to 28 February 2019 and Continuing operations.

This methodology has been prepared in accordance with GRI standard
403-9
and OSHA guidelines.

Reference and SPM	Section 1.13.4 Safety and section 4.8.2 Health and Safety – performance data FY2021 – High-potential injury events

Methodology
High-potential injury (HPI) events refers to the number of recordable injuries and first aid cases where there was the potential for a fatality during the financial year. HPIs event trends remain a primary focus to assess progress against our most important safety objective: to eliminate fatalities, and provides insight into our performance on preventing future fatalities.

The basis of calculation for HPIs was revised in FY2020 from event count to injury count as part of a safety reporting methodology improvement.

FY2016 to FY2018 data includes Continuing operations and Discontinued operations (Onshore US assets). FY2019 data includes Discontinued operations (Onshore US assets) to 28 February 2019 and Continuing operations.

This methodology has been prepared in accordance with GRI standard
403-9.

Reference and SPM	Section 1.13.5 Health and section 4.8.2 Health and Safety – performance data FY2021 – Occupational illness incidence

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

The data excludes potential work-related
COVID-19
cases.

This methodology has been prepared in accordance with GRI standard
403-10
and the OSHA Recordkeeping Handbook.

Reference and SPM	Section 1.13.3 Our sustainability performance: Non-financial KPIs and section 4.8.2 Health and Safety – performance data FY2021 – Occupational exposures

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

Where employees are exposed in excess of an OEL:

•   exposure controls in accordance with the hierarchy of control must be implemented

•   PPE is provided and must be worn

•   health surveillance must be undertaken

Quantitative occupational exposure measurements are undertaken to provide assurance that implemented controls remain effective.

Community-related metrics
We seek to create and contribute to social value in the communities where we operate through the positive social and economic benefits generated by our core business, our constructive engagement and advocacy on important issues and our contribution as community partners. Our community SPMs allow the Board, management, investors and other stakeholders to track our performance in contributing to social value in the communities where we operate and monitor our relationships and engagement with this important stakeholder group.

Reference and SPM	Section 1.13.3 Our sustainability performance: Non-financial KPIs and section 1.13.11 Social investment – Social investment spend

Methodology
Our voluntary social investment is calculated as 1 per cent of the average of the previous three years’
pre-tax
profit. Social investment is our voluntary contribution towards projects or donations with the primary purpose of contributing to the resilience of the communities where we operate and the environment, aligned with our broader business priorities. By building common ground through collective impact and partnerships, our social investments will purposefully create social value to strengthen the communities where we operate, to improve the resilience of the natural environment and address the strategic priorities of the business. Donations from BHP to the BHP Foundation are included in the calculation of our 1 per cent target as are the costs of administering our social investment programs. The Sustainability Committee reviews our social investment spend on a quarterly basis.

Our social investment spend is one of the metrics used to monitor our performance against our commitment to making a contribution to social value and meeting our five-year sustainability target.

Reference and SPM	Section 1.13.3 Our sustainability performance: Non-financial KPIs and section 1.13.8 Community – Significant community events

Methodology
A significant event resulting from
BHP-operated
activities is one with an actual severity rating of four or above, based on our internal severity rating scale (tiered from one to five by increasing severity) as defined in our mandatory minimum requirements for risk management. A significant community event is an event that could have a serious or severe impact on the community (including impacts to livelihoods, infrastructure, health, safety, security or cultural heritage) or a substantiated human rights violation.

This metric assists the Board and management in monitoring BHP’s social performance and is one indicator of the health of our relationship with the communities where we operate.

This methodology has been prepared in accordance with GRI standard
413-2
and GRI standard MM6.

Reference and SPM	Section 1.13.8 Community and section 4.8.3 Society – performance data FY2021 – Community complaints

Methodology
Community complaints refers to a verbal or written notification made directly to a BHP representative by a member of a community relating to an alleged adverse impact on that community arising from BHP’s activities and/or employee or contractor behaviour. Trends in community complaints are analysed by management every six months. This data is used as one of the inputs for management to determine whether we are operating within our risk appetite.

This metric assists the Board and management to monitor BHP’s social performance and is one indicator of the health of our relationship with the communities where we operate.

This methodology has been prepared in accordance with GRI standard MM7.
Environment-related metrics
We acknowledge the nature of our operations can have significant environmental impacts. Our environmental SPMs allow the Board and management to manage and monitor the inherent risks relating to and any adverse impacts our operations may have on air quality, water resources, biodiversity and habitats. They also allow the Board, management, investors and other stakeholders to measure and track our performance towards our environmental commitments. These measures are used to inform strategic focus areas, support planning and investments in infrastructure and identify improvement opportunities that potentially reduce environmental impacts. BHP respects legally designated protected areas and commits to avoiding areas or activities where we consider the environmental risk is outside BHP’s risk appetite. Additionally, our operations and growth strategy depend on obtaining and maintaining access to environmental resources, such as land and water. Significant environmental events and incidents of non-compliance,
such as tailings storage facilities failures, can lead to costly environmental liabilities, which hinder our growth and expansion strategies.

Reference and SPM	Section 1.13.14 Land and biodiversity and section 4.8.4 Environment – performance data – Land owned, leased or managed, Land disturbed, Land rehabilitated and Land set aside for conservation.

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

Reference and SPM
Section
 1.13.3 Our sustainability performance:
Non-financial
KPIs; section 1.13.13 Water and section 4.8.6 Water – performance data –
Water withdrawals, Water discharges, Water diversions, Water consumption, Water Recycling/Reuse, Water storage and Water stress

Methodology
Water withdrawals

The volume of water, in megalitres (ML), received and intended for use by the operated asset from the water environment and/or a third-party supplier. We disclose water withdrawal in ML by operated asset and source (sea, ground and surface waters and third party) as defined in section 4.11.4). Volumes by quality type (as defined in section 4.11.4) are also disclosed. Withdrawal volumes disclosed per annum include rainfall and runoff volumes captured and used during the reporting year. Rainfall and runoff volumes that have been captured and stored are excluded in withdrawals and will be reported in the future year of use. Withdrawal volumes also include water entrained (as defined in section 4.11.4) in ore.

Water withdrawal metrics assist the Board and management in understanding the significance of our water resource use, collectively for the Group and by individual operated assets, and to assess trends over time. It also helps inform investment in infrastructure to reduce water withdrawals and improve efficiency of water use.

Water discharges

The volume of water, in ML, removed from the operated asset and returned to the environment and/or distributed to a third party. This may include discharge to sea, surface waters, groundwater seepage or aquifer reinjection. We disclose water discharges in ML by operated asset and destination. Volumes by quality type (as defined in section 4.11.4) are also disclosed.

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

•   flood waters that are discharged to an external surface water body

•   dewatering volumes produced by aquifer interception that are reinjected to groundwater or discharged to surface water

•   ground or surface water that is removed by or supplied to a third party, such as a community

•   water removed as part of accessing crude oil that is returned to the sea without use

•   water used for ecosystem irrigation

Withdrawal and discharge of diverted water may occur in different annual reporting periods, so in any given annual period there may be a differential between withdrawals and discharges for diverted water.

Water diversion metrics assist the Board and management in understanding the volumes of water handled by the operated asset. This information assists in forecasting water management costs and identifying opportunities to reduce them.

Water consumption

The volume of water, in ML, used by the operated asset and not returned to the environment or a third party. We disclose consumption by total consumption and use (evaporation, entrainment and other as defined in section 4.11.4).

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

Water stress

Water stress is defined as the ability, or lack thereof, to meet human and ecological demand for fresh water consistent with the definition provided by the CEO Water Mandate. It is a broad term that considers a number of physical aspects, including water availability, quality and accessibility. For example, water stress may be considered to be high if water resources are physically scarce; are not directly suitable for use due to quality constraints; or are not available for access due to regulatory restrictions or a lack of infrastructure.

Water stress contributes to the overall baseline risk profile of a site or location.

These methodologies have been prepared in accordance with the ICMM A Practical Guide to Consistent Water Reporting for the Mining and Metals Industry (Version 1),
GRI standard
303-3,
GRI standard
303-4
and GRI standard
303-5.
These metrics assist the Board and management in understanding the volumes of water that BHP interacts with and the water volume and use efficiency trends over time.

Reference and SPM	Section 4.8.4 Environment – performance data – Mineral waste (including tailings)

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

This methodology has been prepared in accordance with GRI standard MM3. These metrics assist the Board and management in understanding the volumes and types of waste generated and trends over time.

Reference and SPM	Section 1.13.3 Our sustainability performance: Non-financial KPIs and section 1.13.12 Environment – Significant environmental events

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

4.8.1    People – performance data FY2021
(1)(2)
Workforce data and diversity by region for FY2021

Region	Average number and % of employees		Employees by gender number and %				Average number and % of contractors (2)		Average no. hours (EE) absenteeism rate (3)
			Male	Male %	Female	Female %
Asia	1,907	5.5	735	38.5	1,172	61.5	2,474	5.9	27.4
Australia	23,828	69.1	17,530	73.6	6,298	26.4	21,467	51.2	88.5
Europe	54	0.2	25	46.3	29	53.7	8	<0.1	3.0
North America	1,299	3.8	840	64.7	459	35.3	1,333	3.2	31.6
South America	7,390	21.4	5,674	76.8	1,716	23.2	16,630	39.7	59.3

Total	34,478	100.0	24,804	71.9	9,674	28.1	41,912	100.0	77.7

Employees by category and diversity for FY2021

Category	Total %	Gender %		Age group %				Ratio male to female
		Male %	Female %	Under 30	30–39	40–49	50+	Average basic salary US$	Average total remuneration US$
Senior leaders	0.7	72.1	27.9	0.0	12.0	53.9	34.1	1.08	1.13
Managers	3.3	70.1	29.9	0.4	28.2	45.5	25.9	1.05	1.08
Supervisory and professional	40.0	67.3	32.7	10.2	40.9	30.9	18.0	1.14	1.17
Operators and general support	56.0	76.4	23.6	17.3	30.3	27.1	25.3	1.28	1.33

Employment category	Total %	Gender %		Region %
		Male	Female	Asia	Australia	Europe	North America	South America
Full time	94.7	73.5	26.5	5.1	71.4	0.1	3.6	19.8
Part time	2.8	53.8	46.2	0.2	98.5	0.5	0.8	0
Fixed term full time	2.4	57.7	42.3	4.7	71.6	<0.1	0.2	23.5
Fixed term part time	0.1	31.3	68.7	3.1	96.9	0	0	0
Casual	<0.1	50	50	0	100	0	0	0

Turnover and new hires for FY2021

	Total	Gender		Age group				Region
		Male	Female	Under 30	30–39	40–49	Over 50	Asia	Australia	Europe	North America	South America
Employee new hires	5,813	3,225	2,588	1,860	2,029	1,217	707	194	4,979	5	76	559
	15.22%	24.64%	11.64%	35.41%	15.46%	10.82%	8.24%	10.17%	18.07%	9.26%	5.85%	7.56%

	Total	Gender		Age group				Region
		Male	Female	Under 30	30–39	40–49	Over 50	Asia	Australia	Europe	North America	South America
Employee turnover	4,264	2,988	1,276	768	1,355	1,054	1,087	254	3,118	6	118	768
	11.16%	10.79%	12.15%	14.62%	10.32%	9.37%	12.67%	13.32%	11.32%	11.11%	9.08%	10.39%
Employee remuneration for FY2021

	Ratio male to female		Ratio highest to median (4)		Ratio standard entry level wage to local minimum wage (5)
Region	Average basic salary US$	Average total remuneration US$	Salary increase percentage	Total remuneration	Male	Female
Asia	1.65	1.75	0:1	88:1	4:1	4:1
Australia	1.12	1.14	0:1	53:1	3:1	2:1
Europe	1.40	1.49	0:1	4:1
North America	1.17	1.19		13:1
South America	0.86	0.96		77:1	4:1	4:1

Total	1.12	1.14

Employee parental leave for FY2021
(7)

By gender	Number of employees
	Parental leave	Due to return	Return to work	Return rate %
Female	830	384	352	92
Male	717	489	473	97

Total	1,547	873	825	95

Employee parental leave for FY2020
(7)

By gender	Number of employees				Percentage
	Parental leave	Due to return	Return to work	Returned and Retained	Return rate %	Retention Rate %
Female	731	361	334	309	93	93
Male	570	411	405	378	99	93

Total	1,301	772	739	687	96	93

Employee regular performance discussion records for FY2021
(8)

Region	Male %	Female %	Overall %
Asia	91.3	92.6	92.1
Australia	92.5	91.6	92.2
Europe	96.2	92.9	94.4
North America	84.3	91.5	86.9
South America	95.6	93.9	95.0

Total	92.4	92.0	92.2

Category	Male %	Female %	Overall %
Senior leaders	90.8	90.6	90.7
Managers	93.1	93.5	93.3
Supervisory and professional	94.3	94.5	94.4
Operators and general support	90.2	88.6	89.7

Total	92.4	92	92.2

Active employee workforce globally on collective bargaining agreements
(9)

Region	Collective agreements %	Non-collective agreements %
Asia	0	100
Australia	49	51
Europe	0	100
North America	0	100
South America	80	20

Total	51	49

Employee training for FY2021
(6)

	Average number of hours
Category	Total	Male	Total
Senior leaders	8	9	8
Managers	14	12	14
Supervisory and professional	23	19	21
Operators and general support	32	114	51

Total	28	64	38

(1)
Proportional data in the People section are based on the average of the number of employees at the last day of each calendar month for a
10-month
period which calculates the average for the year with the exception of the average number (and %) of employees in the data tables by region which shows the weighted average number of employees based on BHP ownership. There is no significant seasonal variation in employment numbers.

(2)	Contractor data is collected from internal surveys and the organisation systems and averages for a 10-month period.

(3)
Absenteeism comprises sick leave, hospitalisation leave, injury on duty, short-term disability, unauthorised absence, industrial action, union absence, leave without pay, unpaid absence and workers’ compensation.

(4)
The salary increase ratio represents the percentage increase in annual total compensation for the highest-paid individual to the median percentage increase in annual total compensation for all employees (excluding the highest-paid individual) in the same location for each significant region. Salary increases do not include promotional increases. Contractors are excluded from the remuneration data.

(5)
Individuals classified as entry level are those in operations and general support roles and have been with the company for less than one year. Minimum wage is determined for all locations with the exception of Singapore and Switzerland as they do not have a minimum wage mandated by their respective governments and therefore have been excluded from the calculation. Contractors are excluded from the remuneration data.

(6)
The number of training hours has been annualised using data from a
10-month
period, July to April, to determine a total for the year. Percentages are calculated using the average of the number of employees at the last day of each calendar month for the same
10-month
period. This data includes the training provided to apprentices and trainees as part of the FutureFit Academy in Australia during FY2021, which totals more than 500,000 hours (on average over 1,100 hours per employee).

(7)
The calculation includes primary parental leave only and does not include secondary parental leave. Secondary parental leave is a two-week
parental leave benefit for the
non-primary
caregiver. All BHP employees are eligible for parental leave. Retention rate for employees that returned from parental leave in FY2020 calculated as at least 12 months from date of return.

(8)
Data reflects the number of employees as at 30 June 2021 that have at least one performance review record in our core HR system for performance review records. Performance review records for some employees at operations in Chile and Australia are not recorded in the core HR system and not captured in this data.

(9)	Data at 30 April 2021, no major fluctuation in workforce throughout the year.

4.8.2    Health and Safety – performance data FY2021
Regional summary for FY2021
(1)
Per 1,000,000 hours worked

	Employee fatalities	Contractor fatalities	Employee TRIF	Contractor TRIF	Employee occupational illness incidence (2)	Contractor occupational illness incidence (2)	Employee high potential injury frequency (3)	Contractor high potential injury frequency (3)
Asia	0	0	0.0	0.0	0.0	0.0	0.0	0.0
Australia	0	0	4.5	5.4	5.1	2.5	0.1	0.3
Europe	0	0	0.0	0.0	0.0	0.0	0.0	0.0
North America	0	0	0.0	1.8	1.4	0.4	0.0	0.4
South America	0	0	0.9	2.0	3.6	1.0	0.2	0.2

Total	0	0	3.3	4.0	4.4	1.9	0.1	0.3

Injury rates for FY2021
(1)
SASB basis – per 200,000 hours worked

		Employees	Contractors
Total recordable injury frequency	Per 200,000 hours worked	0.67	0.80
High potential injury events frequency (3)	Per 200,000 hours worked	0.02	0.05
High consequence injury events frequency	Per 200,000 hours worked	0.07	0.04
Number of recordable work-related injuries		235	385
Number of high consequence work-related injuries		25	19
Number of hours worked		70,648,290	96,323,097

(1)	Due to the lag nature of incident reporting and subsequent verification, final results may vary post reporting.

(2)	Occupational illnesses excludes COVID-19 related data.

(3)	High potential injuries (HPI) are recordable injuries and first aid cases where there was the potential for a fatality.

Average hours of health, safety and emergency response training

Type	Average number of hours
Employee	11.45
The number of training hours has been annualised using data from a
10-month
period, July to April, to determine a total for the year. Percentages are calculated using the average of the number of employees at the last day of each calendar month for the same
10-month
period. The training relates to the health, safety, or emergency preparedness of employees with respect to occupational risks or hazards to which employees are reasonably likely to be exposed as assessed by BHP. This includes training related to general health and safety behavioral expectations covered in
Our Code of Conduct
, Inductions and general leadership courses.
Significant fines for
non-compliance
with health, safety and environmental laws and/or regulations

	Number of fines				Total monetary value of fines (US$)
	Environmental (1)	Health	Safety	Other (2)	Environmental (1)		Health		Safety		Other (2)
Australia	3	0	0	0	US$	30,933	US$	0	US$	0	US$	0
Europe	0	0	0	0	US$	0	US$	0	US$	0	US$	0
North America	0	0	0	0	US$	0	US$	0	US$	0	US$	0
South America	1	6	0	1	US$	4,593	US$	48,494	US$	0	US$	342

(1)	Does not include the dam failure at Samarco, our non-operated minerals joint venture.

(2)	Includes a fine at Escondida relating to a building permit under general construction and town planning laws (US$340).

4.8.3    Society – performance data FY2021
Community complaints

Blasting	9
Cultural heritage	1
Conduct/behaviour	7
Dust	6
Infrastructure damage	4
Lighting	14
Noise	20
Odour	22
Other	11
Road/rail	4
Spill or contamination	1
Water	4

Total	103

Indigenous peoples territories
(1)

Country	Operations located in or adjacent to Indigenous peoples’ territories	Operations with a formal agreement with Indigenous peoples
Australia	24	13
Canada	6	1
Chile	2	2
Mexico	0	0
Trinidad and Tobago	0	0
USA	5	0

(1)	The term Operations includes proven and probable reserves.
4.8.4    Environment – performance data
Not required for US reporting.
4.8.5    Climate change – performance data
Not required for US reporting.
4.8.6    Water – performance data
Not required for US reporting.

4.9    Legal proceedings
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
This section summarises the significant legal proceedings and investigations and associated matters in which the Group is currently involved or has finalised since our last Annual Report. The timing of many of the legal proceedings and investigations continue to be delayed or uncertain as a result of court closures or delays in response to the
COVID-19
pandemic.
Legal proceedings relating to the failure of the Fundão tailings dam at the Samarco iron ore operations in Minas Gerais and Espírito Santo (Samarco dam failure)
The Group is engaged in numerous legal proceedings relating to the Samarco dam failure. While there has been progress in priority areas, such as individual compensation and indemnification for the damage caused by the dam failure, it is not possible at this time to provide a range of possible outcomes for all proceedings or a reliable estimate of potential future exposures. There are numerous additional lawsuits against Samarco relating to the dam failure to which the Group is not party. Currently, there are approximately 50 ongoing public civil claims and 20 that are suspended. The most significant of these proceedings are summarised below.
R$20 billion public civil claim commenced by the Federal Government of Brazil, states of Espírito Santo and Minas Gerais and other authorities (R$20 billion Public Civil Claim)
On 30 November 2015, the Federal Government of Brazil, states of Espírito Santo and Minas Gerais and other public authorities collectively filed a public civil claim before the 12 th
Federal Court of Belo Horizonte against Samarco and its shareholders, BHP Billiton Brasil Ltda. (BHP Brasil) and Vale, seeking the establishment of a fund of up to R$20 billion (approximately US$4 billion) in aggregate for clean-up
costs and damages.
On 2 March 2016, BHP Brasil, together with Vale and Samarco, entered into a Framework Agreement with the states of Espírito Santo and Minas Gerais and other public authorities to establish a foundation (Fundação Renova) to develop and execute environmental and socioeconomic programs (Programs) to remediate and provide compensation for damage caused by the Samarco dam failure.
The term of the Framework Agreement is 15 years, renewable for periods of one year successively until all obligations under the Framework Agreement have been performed. Under the Framework Agreement, Samarco is responsible, as a primary obligor, for funding Fundação Renova’s annual calendar year budget for the duration of the Framework Agreement. The amount of funding for each calendar year will be dependent on the remediation and compensation projects to be undertaken in a particular year. To the extent that Samarco does not meet its funding obligations under the Framework Agreement, each of Vale and BHP Brasil has funding obligations under the Framework Agreement, as secondary obligors, in proportion to its 50 per cent shareholding in Samarco.
R$155 billion public civil claim commenced by the Federal Public Prosecutors’ Office (R$155 billion Federal Public Prosecutors’ Office claim)
On 3 May 2016, the Brazilian Federal Public Prosecutors’ Office filed a public civil claim before the 12th Federal Court of Belo Horizonte against BHP Brasil, Vale and Samarco – as well as 18 other public entities (which has since been reduced to five defendants
(
1
)
by the 12
th
Federal Court) – seeking R$155 billion (approximately US$30 billion) for reparation, compensation and collective moral damages in relation to the Samarco dam failure.
This public civil claim and the R$20 billion Public Civil Claim are broad claims that encompass the majority of the public civil claims filed against BHP Brasil, Samarco and Vale. For this reason, the 12 th
Federal Court has suspended other public civil claims while negotiations continue in relation to the settlement of the R$155 billion Federal Public Prosecutors’ Office claim.
Despite suspension of this public civil claim being for a period of two years from the date of ratification of the Governance Agreement (described below) on 8 August 2018 the claim has not been resumed.
On 19 March 2021, the parties to the case agreed to extend the suspension of this case until 27 April 2021. Although the stay period has formally elapsed, neither party has made any filings to date, and the parties are engaged in negotiations to seek a definitive settlement (summarised below).

(1)	Currently, solely BHP Brasil, Vale and Samarco, the Federal Government and the state of Minas Gerais are defendants.

Governance Agreement
On 25 June 2018, BHP Brasil, Vale, Samarco, the other parties to the Framework Agreement, the Public Prosecutors’ Office
(
1
)
and the Public Defense Office
(
2
)
entered into a Governance Agreement, which settled the R$20 billion Public Civil Claim and established a process to renegotiate the Programs over two years to progress settlement of the R$155 billion Federal Public Prosecutors’ Office claim.
Under the Governance Agreement, renegotiation of the Programs will be based on certain agreed principles, including full reparation consistent with Brazilian law, the requirement for a technical basis for any proposed changes, consideration of findings from experts appointed by BHP Brasil, Samarco and Vale, consideration of findings from experts appointed by prosecutors and consideration of feedback from impacted communities.
Since early CY2021, the parties have been engaging in negotiations, to seek a definitive and substantive settlement of claims relating to the dam failure. The mediation is ongoing as at the date of this Report. It is not possible to provide a range of outcomes or a reliable estimate of potential settlement outcomes and there is a risk that a negotiated outcome may be materially higher than amounts currently reflected in the Samarco dam failure provision. Until revisions to the Programs are agreed, Fundação Renova will continue to implement the Programs in accordance with the terms of the Framework Agreement and the Governance Agreement.
Enforcement Proceedings
Since 7 January 2020, the 12
th
Federal Court of Belo Horizonte has issued several decisions creating 13 enforcement proceedings (Enforcement Proceedings) linked to the R$20 billion Public Civil Claim and R$155 billion Federal Public Prosecutors’ Office claim described above.
Issues covered by these Enforcement Proceedings include environmental recovery, human health risk and ecological risk, resettlement of affected communities, infrastructure and development, registration of certain impacted individuals under the Programs and indemnities for people impacted by the dam failure, resumption of economic activities, water supply for human consumption and hiring of technical advisers to impacted people, and restructuring Fundação Renova’s management system, among other key delivery areas.
In the context of these Enforcement Proceedings, BHP Brasil, Samarco and Vale are seeking determinations, including the repealing of fishing bans ordered by the courts or administration entities, set-off
of compensation paid against future damages that may need to be paid, and determination regarding the hiring and supervision of technical assistants to impacted people.
Samarco’s judicial reorganisation
On 9 April 2021, Samarco filed for judicial reorganisation (JR) with the Second Business State Court for the Belo Horizonte District of Minas Gerais (JR Court). The JR proceeding seeks to enable Samarco to negotiate and implement an orderly restructuring of its financial indebtedness in order to establish a sustainable financial position for Samarco, among other things, to continue to rebuild its operations and meet its Fundação Renova obligations. Samarco filed for JR following multiple enforcement actions filed by Samarco’s creditors that threatened its operations. The JR Court granted Samarco’s JR petition on 12 April 2021 and granted a stay of the enforcement actions.
On 10 June 2021, Samarco submitted its first proposed Plan of Reorganisation (Plan) to the JR Court. Certain of Samarco’s creditors have submitted formal objections to the Plan. It is expected that a general meeting of creditors will be convened for creditors to vote on whether to approve, reject or modify the Plan.
According to the list of creditors filed with the JR Court by the Judicial Administrators (who are in charge of a first review of the list of creditors filed by Samarco), Fundação Renova’s funding obligations undertaken by Samarco are not subject to the JR, although some financial creditors of Samarco have objected to this position. It is expected that such creditors will challenge the list of creditors filed by the Judicial Administrators, in order to, among other things, prevent Samarco from funding Fundação Renova. It is also expected that such creditors will litigate against Samarco and its shareholders over the course of the JR proceeding, particularly with respect to the treatment of Samarco’s Fundação Renova obligations. Such lenders have objected to the financing that BHP Brasil and Vale have offered to Samarco on a super-priority basis, known as debtor-in-possession
funding.
No BHP entity is a debtor in Samarco’s judicial reorganisation case. BHP Brasil is participating in Samarco’s JR proceeding in its capacities as a shareholder and creditor.

(1)	The Public Prosecutors’ Office includes the Federal, State of Minas Gerais and State of Espírito Santo public prosecutors’ offices.

(2)	The Public Defense Office includes the Federal, State of Minas Gerais and State of Espírito Santo public defense offices.

United States Chapter 15 Case
On 19 April 2021, Samarco filed a petition with the U.S. Bankruptcy Court for the Southern District of New York seeking recognition of the JR proceeding under Chapter 15 of the U.S. Bankruptcy Code. On 13 May 2021, the U.S. bankruptcy court granted recognition of the JR proceeding as a ‘foreign main proceeding’ and accordingly stayed enforcement actions against Samarco in U.S. territory. No BHP entity is a debtor in Samarco’s Chapter 15 case. BHP Brasil is participating in Samarco’s Chapter 15 proceeding in its capacities as a shareholder and creditor of Samarco.
Civil public actions commenced by the State Prosecutors’ Office in the state of Minas Gerais (Mariana CPA cases)
The State Prosecutors of Mariana have commenced several civil public actions (CPA) against BHP Brasil, Samarco and Vale.
On 10 December 2015, the State Prosecutors’ Office in the state of Minas Gerais filed a CPA against Samarco, BHP Brasil and Vale before the State Court in Mariana claiming indemnification (amount not specified) for moral and material damages to an unspecified group of individuals affected by the Samarco dam failure, including the payment of costs for housing and social and economic assistance (CPA Mariana I).
On 2 October 2018, the parties reached a settlement dismissing the claim, which was ratified by the Court. Under this settlement, Fundação Renova has reached more than 85 individual agreements with impacted families in Mariana for the payment of damages.
In connection with CPA Mariana I, the State Prosecutors (Minas Gerais) started four enforcement proceedings against Samarco, BHP Brasil and Vale seeking to set a deadline for completion of resettlement and for fines to be imposed for delays to resettlement and for payment of compensation to affected individuals for delivery of houses below standard.
In addition to CPA Mariana I, the State Prosecutors (Minas Gerais) commenced eight other CPAs in Mariana against Samarco, BHP Brasil, Vale and, in some cases, Fundação Renova. The claims presented in those CPAs are related to damages that, according to the State Prosecutors, are not covered by CPA Mariana I.
The remaining CPAs have either been settled by the parties, including BHP, or the claims to which the CPAs relate have been dismissed (though the decisions are not yet final). Fundação Renova is responsible for any pending obligations set forth in the settlement agreements relating to the CPAs.
Fundação Renova dissolution lawsuit
On 24 February 2021, the Minas Gerais State Prosecutor filed a CPA against Samarco, BHP Brasil, Vale and Fundação Renova seeking the dissolution of Fundação Renova. The plaintiffs are seeking R$10 billion (approximately US$2 billion) for moral damages and an injunction for the immediate intervention of Fundação Renova was also made, alleging the need to preserve information and documents produced by Fundação Renova to evaluate criminal and civil responsibilities. On 25 May 2021, the Superior Court of Justice granted urgent relief to suspend the lawsuit. As at the date of this Report, the Court’s decision regarding the merits remains pending.
Civil public action commenced by the State Prosecutors’ Office in the state of Espírito Santo and Minas Gerais (CPA Advertising)
On 11 May 2021, Federal and State Prosecutors (Minas Gerais and Espírito Santo) filed a CPA against Fundação Renova, Samarco, BHP Brasil and Vale, challenging Fundação Renova’s advertising expenditures. The plaintiffs requested injunctive relief for Fundação Renova to cease advertisements and stop incurring new expenses on advertising. The plaintiffs requested payment of approximately R$56 million (approximately US$11 million) to be paid as compensation to the communities and approximately R$28 million (approximately US$6 million) to be spent on execution of Fundação Renova’s socio-economic and socio-environmental programs. A ruling is still pending.
Public civil claims currently suspended
Approximately 20 of the proceedings to which BHP Brasil is a party are currently suspended due to their connection with R$20 billion Public Civil Claim and R$155 billion Federal Public Prosecutors’ Office claim. There has not yet been a ruling in these cases.
The suspended proceedings include proceedings commenced by the State Prosecutors (Minas Gerais and Espírito Santo), Public Defenders (Minas Gerais and Espírito Santo), and the states of Minas Gerais and Espírito Santo against Samarco, BHP Brasil, Vale and Fundação Renova. The claims relate to environmental remediation measures, compensation for the impacts of the dam failure, including moral damages, reconstruction of properties and populations, including historical, religious, cultural, social, environmental and intangible heritages affected by the dam failure, and suspension of public water supply, among others.

Other civil proceedings in Brazil
As noted above, BHP Brasil has been named as a defendant in numerous lawsuits relating to the Samarco dam failure. In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by numerous agencies of the Brazilian Government and are ongoing, including criminal investigations by the federal and state police, and by federal prosecutors.
BHP Brasil’s potential liabilities, if any, resulting from other pending and future claims, lawsuits and enforcement actions relating to the Samarco dam failure, together with the potential cost of implementing remedies sought in the various proceedings, cannot be reliably estimated at this time and therefore a provision has not been recognised and nor has any contingent liability been quantified for these matters. Ultimately, these could have a material adverse impact on BHP’s business, competitive position, cash flows, prospects, liquidity and shareholder returns. For more information on the Samarco dam failure, refer to section 1.15.
As at June 2021, Samarco had been named as a defendant in more than 80,000 small claims for moral damages in which people argue their public water service was interrupted for between five and 10 days. BHP Brasil is a co-defendant
in more than 24,000 of these cases. More than 270,000 people have received moral damages related to the temporary suspension of public water supply through settlements reached with Fundação Renova.
The Brazilian Code of Civil Procedure provides that repetitive claims can be settled through a system known as Incident of Resolution of Repetitive Demands (IRDR). Under the IRDR, a court will hear a ‘pilot case’ representative of a recurring claim and the judgment in that decision will set a precedent for the resolution of similar cases in that jurisdiction. An IRDR has been established in Minas Gerais and the court in the pilot case has ruled that the mandatory parameter for resolution of claims will be the payment of R$2000 per individual claim for moral damages due to the suspension and quality of public water supply. That decision is pending an appeal before higher courts. Meanwhile, Samarco has reached settlement in more than 5,300 individual cases.
Criminal charges
On 20 October 2016, the Federal Prosecutors’ Office in Brazil filed criminal charges against Samarco, BHP Brasil, Vale and certain employees and former employees of BHP Brasil (Affected Individuals) in the Federal Court of Ponte Nova, Minas Gerais. On 3 March 2017, BHP Brasil and the Affected Individuals filed their preliminary defences. The Federal Court granted Habeas Corpus petitions in favour of eight of the Affected Individuals terminating the charges against those individuals. The Federal Prosecutors’ Office appealed seven of the decisions with hearings of the appeals still pending. BHP Brasil rejects outright the charges against BHP Brasil and the Affected Individuals and will defend the charges and fully support each of the Affected Individuals in their defences of the charges.
United States class action complaint – bondholders
On 14 November 2016, a putative class action complaint (Bondholder Complaint) was filed in the U.S. District Court for the Southern District of New York on behalf of purchasers of Samarco’s
10-year
bond notes due 2022–2024 between 31 October 2012 and 30 November 2015. The Bondholder Complaint was initially filed against Samarco and the former Chief Executive Officer of Samarco. The Bondholder Complaint asserted claims under the U.S. federal securities laws and indicated that the plaintiff would seek certification to proceed as a class action.
The Bondholder Complaint was subsequently amended to include BHP Group Limited, BHP Group Plc, BHP Brasil, Vale and officers of Samarco, including four of Vale and BHP Brasil’s nominees to the Samarco Board. On 5 April 2017, the plaintiff discontinued its claims against the individual defendants. The amount of damages sought by the putative class was unspecified.
On 7 March 2018, the District Court granted a joint motion from the remaining corporate defendants to dismiss the Bondholder Complaint. A second amended Bondholder Complaint was also dismissed by the Court on 18 June 2019. On 9 July 2019, the plaintiff filed a motion for reconsideration of that decision or for leave to file a third amended complaint. On 30 October 2019, the District Court denied the plaintiff’s motion for reconsideration and for leave to amend its complaint. On 4 March 2021, the U.S. Court of Appeals for the Second Circuit affirmed the dismissal with prejudice and the plaintiff did not seek any further review of that decision.

Australian class action complaint
BHP Group Limited is named as a defendant in a shareholder class action in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Limited on the Australian Securities Exchange or shares in BHP Group Plc on the London Stock Exchange and Johannesburg Stock Exchange in periods prior to the Samarco dam failure. The amount of damages sought in the class action is unspecified.
On 12 May 2020, BHP Group Limited filed an application seeking declaratory relief which, if successful, would narrow the group of claimants in the class action. BHP Group Limited was unsuccessful at first instance and on appeal to the Full Court of the Federal Court of Australia. BHP Group Limited has now sought leave to appeal the decision of the Full Court to the High Court of Australia.
United Kingdom group action complaint
BHP Group Plc and BHP Group Limited are named as defendants in group action claims for damages that have been filed in the courts of England. These claims have been filed on behalf of certain individuals, governments, businesses and communities in Brazil allegedly impacted by the Samarco dam failure.
On 7 August 2019, the BHP parties filed a preliminary application to strike out or stay this action on jurisdictional and other procedural grounds. That application was successful and the action was dismissed. The claimants sought and were denied permission to appeal the dismissal decision.
On 29 April 2021, the claimants applied to reopen the action. The Court of Appeal heard this application on 22 June 2021 and gave judgment on 27 July 2021, allowing the claimants to reopen the action and granting them permission to appeal the dismissal decision. The appeal is scheduled to be heard on 4-8 April 2022.

4.10    Shareholder information
4.10.1    History and development
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
We have operated under a Dual Listed Company (DLC) structure since 29 June 2001. Under the DLC structure, the two parent companies, BHP Group Limited and BHP Group Plc, operate as a single economic entity, run by a unified Board and senior executive management team. For more information on the DLC structure, refer to section 4.10.3.

4.10.2    Markets
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

4.10.3    Organisational structure
General
BHP consists of BHP Group Limited and BHP Group Plc, operating as a single unified economic entity, following the completion of the DLC merger in June 2001 (the DLC merger). For a full list of BHP Group Limited and BHP Group Plc subsidiaries, refer to Exhibit 8.1 - List of Subsidiaries.
On 17 August 2021, BHP announced its intention to unify its current DLC structure. For further details of the unification proposal, see section 1.5.
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
below and section 4.10.5.
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
A DLC Dividend Share otherwise has limited rights and does not carry a right to vote. DLC Dividend Shares cannot be used to transfer funds outside of BHP as the terms of issue contain structural safeguards to ensure that a DLC Dividend Share may only be used to pay dividends within the Group. For more information on the rights attaching to and terms of DLC Dividend Shares, refer to section 4.10.5, the Constitution of BHP Group Limited and the Articles of Association of BHP Group Plc.
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

4.10.4    Material contracts
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
For information on the effect of each of these agreements, refer to section 4.10.3.
Framework Agreement
On 2 March 2016, BHP Brasil together with Vale and Samarco, entered into a Framework Agreement with the Federal Government of Brazil, states of Espírito Santo and Minas Gerais and certain other authorities to establish a foundation (Fundação Renova) that will develop and execute environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure. For a description of the terms of the Framework Agreement, refer to section 4.9.

4.10.5    Constitution
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
For a description of Joint Electorate Actions and Class Rights Actions, refer to ‘DLC structure’ in section 4.10.3.

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

Voting rights
Generally, matters considered by shareholders at an AGM of BHP Group Limited or BHP Group Plc constitute Joint Electorate Actions or Class Rights Actions and must be decided on a poll and in the manner described under the headings ‘Joint Electorate Actions’ and ‘Class Rights Actions’ in ‘DLC structure’ in section 4.10.3.
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
Rights to share in BHP Group Limited’s profits
The rights attached to the ordinary shares of BHP Group Limited, as regards the participation in the profits available for distribution that the Board determines to distribute, are as follows:

•
The holders of any preference shares will be entitled, in priority to any payment of dividend to the holders of any other class of shares, to a preferred right to participate as regards dividends up to but not beyond a specified amount in distribution.

•
Subject to the special rights attaching to any preference shares, but in priority to any payment of dividends on all other classes of shares, the holder of the DLC Dividend Share (if any) will be entitled to be paid such non-cumulative
dividends as the Board may, subject to the cap referred to in ‘DLC structure’ in section 4.10.3 and the DLC Dividend Share being held by BHP Group Plc or a wholly owned member of its group, decide to pay on that DLC Dividend Share.

•
Any surplus remaining after payment of the distributions above will be payable to the holders of BHP Group Limited ordinary shares and the BHP Group Limited Special Voting Share in equal amounts per share.

Rights to share in BHP Group Plc’s profits
The rights attached to the ordinary shares of BHP Group Plc, in relation to the participation in the profits available for distribution that the Board determines to distribute, are as follows:

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

•
Subject to the rights attaching to the cumulative preference shares and the BHP Group Plc Special Voting Share, but in priority to any payment of dividends on all other classes of shares, the holder of the DLC Dividend Share will be entitled to be paid such non-cumulative
dividends as the Board may, subject to the cap referred to in ‘DLC structure’ in section 4.10.3 and the DLC Dividend Share being held by BHP Group Limited or a wholly owned member of its group, decide to pay on that DLC Dividend Share.

•	Any surplus remaining after payment of the distributions above will be payable to the holders of the BHP Group Plc ordinary shares in equal amounts per BHP Group Plc ordinary share.

DLC Dividend Share
As set out in ‘DLC structure’ in section 4.10.3, each of BHP Group Limited and BHP Group Plc is authorised to issue a DLC Dividend Share to the other company or a wholly owned subsidiary of it.
The dividend rights attaching to a DLC Dividend Share are described above and in ‘DLC structure’ in section 4.10.3. The DLC Dividend Share issued by BHP Group Limited (BHP Group Limited DLC Dividend Share) and the DLC Dividend Share that may be issued by BHP Group Plc (BHP Group Plc DLC Dividend Share) have no voting rights and, as set out in ‘Rights on return of assets on liquidation’ below, very limited rights to a return of capital on a
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
There is no equivalent provision in the Articles of Association of BHP Group Plc, although as noted above in ‘Power to issue securities’, BHP can issue preference shares that are subject to a right of redemption on terms the Board considers appropriate.
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
The AGMs provide a forum to facilitate the sharing of shareholder views and are important events in the BHP calendar. These meetings provide an update for shareholders on our performance and offer an opportunity for shareholders to ask questions and vote. To vote at an AGM, a shareholder must be a registered holder of BHP Group Limited shares (in the case of the AGM of BHP Group Limited) or a registered holder of BHP Group Plc shares (in the case of the AGM of BHP Group Plc) at a designated time before the relevant AGM.
Key members of management, including the CEO and CFO, are present and available to answer questions. The External Auditor will also be available to answer questions.
Proceedings at shareholder meetings are webcast live from our website. Copies of the speeches delivered by the Chair and CEO to the AGMs are released to the relevant stock exchanges and posted on our website. The outcome of voting on the items of business are released to the relevant stock exchanges and posted on our website as soon as they are available following completion of the BHP Group Limited AGM and finalisation of the polls.
More information on our AGMs is available at bhp.com/meetings.
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
Limitations of rights to own securities
There are no limitations under the Constitution or the Articles of Association restricting the right to own BHP shares or other securities other than restrictions that reflect the takeovers codes under relevant Australian and English law. In addition, the Australian Foreign Acquisitions and Takeovers Act 1975 imposes a number of conditions that restrict foreign ownership of Australian-based companies.
For information on share control limits imposed by the Constitution and the Articles of Association, as well as relevant laws, refer to sections 4.10.9 and ‘DLC structure’ in section 4.10.3.
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

4.10.6    Share ownership
Share capital
The details of the share capital for both BHP Group Limited and BHP Group Plc are presented in note 16 ‘Share capital’ in section 3 and remain current as at 20 August 2021.
Major shareholders
The table in ‘Ordinary share holdings and transactions’ in section 2.2.3 and the information set out ‘Key Management Personnel’ in section 2.3.5 present information pertaining to the shares in BHP Group Limited and BHP Group Plc held by Directors and members of the Key Management Personnel (KMP).
Neither BHP Group Limited nor BHP Group Plc is directly or indirectly controlled by another corporation or by any government. Other than as described in ‘DLC Structure’ in section 4.10.3, no shareholder possesses voting rights that differ from those attaching to all of BHP Group Limited and BHP Group Plc’s voting securities.
Substantial shareholders in BHP Group Limited
The following table shows holdings of 5 per cent or more of voting rights in BHP Group Limited’s shares as notified to BHP Group Limited under the Australian Corporations Act 2001, Section 671B as at 30 June 2021.
(1)

Title of class	Identity of person or group	Date of last notice			% of total voting rights (2)
		Date received	Date of change	Number owned	2021	2020	2019
Ordinary shares	BlackRock Group	21 November 2019	18 November 2019	176,981,268	6.00	6.00	5.46
Ordinary shares	Vanguard Group	18 June 2020	19 March 2020	177,088,930	6.00	6.01	–

(1)	No changes in the holdings of 5 per cent or more of the voting rights in BHP Group Limited’s shares have been notified to BHP Group Limited between 1 July 2021 and 20 August 2021.

(2)	The percentages quoted are based on the total voting rights conferred by ordinary shares in BHP Group Limited as at 20 August 2021 of 2,950,251,394.
Substantial shareholders in BHP Group Plc
The following table shows holdings of 3 per cent or more of voting rights conferred by BHP Group Plc’s ordinary shares as notified to BHP Group Plc under the UK Disclosure and Transparency Rule 5 as at 30 June 2021.
(1)

Title of class	Identity of person or group	Date of last notice				% of total voting rights (2)
		Date received	Date of change	Number owned		2021	2020	2019
Ordinary shares	Aberdeen Asset Managers Limited	8 October 2015	7 October 2015	103,108,283		4.88	4.88	4.88
Ordinary shares	BlackRock, Inc.	3 December 2009	1 December 2009	213,014,043	(3)	<10.00	<10.00	<10.00
Ordinary shares	Elliott International, L.P. (4)	4 January 2020	1 January 2020	106,940,721		5.06	5.06	5.45
Ordinary shares	Norges Bank (5)	21 July 2020	20 July 2020	105,910,183		5.01	5.01	3.07

(1)	No changes in the holdings of 3 per cent or more of voting rights in BHP Group Plc’s shares have been notified to BHP Group Plc between 1 July 2021 and 20 August 2021.

(2)	The percentages quoted are based on the total voting rights conferred by ordinary shares in BHP Group Plc as at 20 August 2021 of 2,112,071,796.

(3)
The
TR-1
notification of major holdings form dated 1 December 2009 showed, as at that date, an interest in 213,014,043 shares which amounted to 9.65 per cent of the BHP Group Plc issued share capital. Changes in the share capital of BHP Group Plc since the TR1 was received on 3 December 2009, including certain share buy-backs
conducted by BHP Group Plc, indicated a formulaic holding above 10 per cent; however, given no revised TR1 has been received by BHP Group Plc, the BlackRock holding is considered to be below 10 per cent.

(4)	Holding is made up of 4.66 per cent ordinary shares and 0.41 per cent by financial instruments.

(5)	Holding is made up of 5.01 per cent ordinary shares and 0.001 per cent by financial instruments.

Twenty largest shareholders as at 20 August 2021 (as named on the Register of Shareholders)
(1)

BHP Group Limited		Number of fully paid shares	% of issued capital
1.	HSBC Custody Nominees (Australia) Limited	645,004,218	21.86
2.	J P Morgan Nominees Australia Pty Limited	469,192,067	15.90
3.	Citicorp Nominees Pty Limited <Citibank NY ADR DEP A/C>	227,232,926	7.70
4.	Citicorp Nominees Pty Ltd	133,872,944	4.54
5.	National Nominees Limited	95,294,905	3.23
6.	BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	53,391,864	1.81
7.	BNP Paribas Noms Pty Ltd <DRP>	49,862,404	1.69
8.	Citicorp Nominees Pty Limited <Colonial First State INV A/C>	29,303,581	0.99
9.	BNP Paribas Nominees PTY Ltd Six Sis Ltd <DRP A/C>	26,792,321	0.91
10.	HSBC Custody Nominees (Australia) Limited <Nt-Comnwlth Super Corp A/C>	21,100,336	0.72
11.	Computershare Nominees CI Ltd <ASX Shareplus Control A/C>	16,974,417	0.58
12.	Australian Foundation Investment Company Limited	13,413,159	0.45
13.	HSBC Custody Nominees (Australia) Limited <Euroclear Bank SA NV A/C>	12,599,528	0.43
14.	Netwealth Investments Limited <Wrap Services A/C>	9,723,904	0.33
15.	BNP Paribas Nominees Pty Ltd ACF Clearstream	8,859,295	0.30
16.	Argo Investments Limited	7,618,304	0.26
17.	CS Third Nominees Pty Limited <HSBC Cust Nom AU Ltd 13 A/C>	6,991,188	0.24
18.	BNP Paribas Nominees Pty Ltd Hub24 Custodial Serv Ltd <DRP A/C>	6,466,956	0.22
19.	Solium Nominees (Australia) Pty Ltd <VSA A/C>	6,344,025	0.22
20.	Milton Corporation Limited	4,854,921	0.16

		1,844,893,263	62.53

BHP Group Plc		Number of fully paid shares	% of issued capital
1.	PLC Nominees (Proprietary) Limited (2)	271,064,311	12.83
2.	National City Nominees Limited	121,100,203	5.73
3.	State Street Nominees Limited	108,021,608	5.11
4.	Vidacos Nominees Limited <13559>	103,135,721	4.88
5.	Chase Nominees Limited <Usresld>	91,777,141	4.35
6.	The Bank Of New York (Nominees)	67,444,587	3.19
7.	State Street Nominees Limited	50,880,990	2.41
8.	Government Employees Pension Fund-Public Investment Corporation	40,389,304	1.91
9.	Nortrust Nominees Limited	39,359,904	1.86
10.	State Street Nominees Limited	35,523,641	1.68
11.	Chase Nominees Limited <Bbhlend>	29,919,629	1.42
12.	Hanover Nominees Limited <Sogcs>	29,263,154	1.39
13.	Hanover Nominees Limited <Ubs03>	28,040,186	1.33
14.	Chase Nominees Limited	27,621,622	1.31
15.	Lynchwood Nominees Limited	26,221,509	1.24
16.	State Street Nominees Limited	24,820,368	1.18
17.	Industrial Development Corporation of South Africa	23,537,693	1.11
18.	State Street Nominees Limited	21,080,452	1.00
19.	Hanover Nominees Limited <Jpm17>	18,945,039	0.90
20.	Vidacos Nominees Limited <Clrlux>	18,009,571	0.85

		1,176,156,633	55.69

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

US share ownership as at 20 August 2021

	BHP Group Limited					BHP Group Plc
	Number of shareholders	%	Number of shares		%	Number of shareholders	%	Number of shares		%
Classification of holder
Registered holders of voting securities	1,533	0.28	3,711,268		0.13	76	0.57	92,970		0.01
ADR holders	1,533	0.28	228,895,234	(1)	7.76	189	1.41	121,100,202	(2)	5.73

(1)	These shares translate to 114,447,617 ADRs.

(2)	These shares translate to 60,550,101 ADRs.
Geographical distribution of shareholders and shareholdings as at 20 August 2021

	BHP Group Limited				BHP Group Plc
	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%
Registered address
Australia	526,748	96.96	2,895,280,282	98.14	1,495	11.12	1,986,279	0.09
New Zealand	8,859	1.63	20,016,647	0.68	25	0.19	34,208	0.01
United Kingdom	2,486	0.46	6,504,235	0.22	9,172	68.22	1,836,043,487	86.93
United States	1,533	0.28	3,711,268	0.13	76	0.57	92,970	0.01
South Africa	96	0.02	217,529	0.01	1,935	14.39	271,244,446	12.84
Other	3,559	0.65	24,521,433	0.82	741	5.51	2,670,406	0.13

Total	543,281	100.00	2,950,251,394	100.00	13,444	100.00	2,112,071,796	100.00

Distribution of shareholdings by size as at 20 August 2021

	BHP Group Limited				BHP Group Plc
	Number of shareholders	%	Number of shares (1)%		Number of shareholders	%	Number of shares (1)%
Size of holding
1 – 500 (2)	254,525	46.85	53,184,352	1.80	7,169	53.32	1,423,059	0.07
501 – 1,000	100,846	18.56	77,206,333	2.62	2,229	16.58	1,641,003	0.09
1,001 – 5,000	148,183	27.28	331,352,333	11.23	2,300	17.11	4,722,591	0.24
5,001 – 10,000	23,571	4.34	166,292,785	5.64	355	2.64	2,528,873	0.12
10,001 – 25,000	12,189	2.24	182,978,713	6.20	328	2.44	5,415,961	0.25
25,001 – 50,000	2,620	0.48	89,156,739	3.02	196	1.46	7,137,840	0.34
50,001 – 100,000	880	0.16	60,146,735	2.04	187	1.39	13,643,993	0.71
100,001 – 250,000	322	0.06	45,485,094	1.54	242	1.80	39,735,115	1.78
250,001 – 500,000	72	0.01	24,988,342	0.85	121	0.90	43,918,465	2.39
500,001 – 1,000,000	28	0.01	19,404,350	0.66	110	0.82	78,002,808	3.32
1,000,001 and over	45	0.01	1,900,055,618	64.40	207	1.54	1,913,902,088	90.62

Total	543,281	100.00	2,950,251,394	100.00	13,444	100.00	2,112,071,796	100.00

(1)	One ordinary share entitles the holder to one vote.

(2)	The number of BHP Group Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$44.34 as at 20 August 2021 was 5,703.

	BHP Group Limited				BHP Group Plc
	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%
Classification of holder
Corporate	156,217	28.75	2,164,415,676	73.36	4,591	34.15	2,103,853,273	99.61
Private	387,064	71.25	785,835,718	26.64	8,853	66.85	8,218,523	0.39

Total	543,281	100.00	2,950,251,394	100.00	13,444	100.00	2,112,071,796	100.00

4.10.7    Dividends
Policy
The Group adopted a dividend policy in February 2016 that provides for a minimum 50 per cent payout of Underlying attributable profit at every reporting period. For information on Underlying attributable profit for FY2021, refer to section 1.8.1.
The Board will assess, at every reporting period, the ability to pay amounts additional to the minimum payment, in accordance with the Capital Allocation Framework, as described in section 1.6.
In FY2021, we determined our dividends and other distributions in US dollars as it is our main functional currency. BHP Group Limited paid its dividends in Australian dollars, UK pounds sterling, New Zealand dollars and US dollars. BHP Group Plc paid its dividends in UK pounds sterling (or US dollars, if elected) to shareholders registered on its principal register in the United Kingdom and in South African rand to shareholders registered on its branch register in South Africa.
Currency conversions are based on foreign currency exchange rates on a single day or an average for a period of days ending on or before the dividend record date. Different periods are used for each currency, based on the size of the dividend and each currency’s liquidity and market dynamics.
Setting currency conversion rates based on a single day or over a range of days helps to reduce the Group’s exposure to movements in exchange rates, while optimising currency market liquidity to accommodate potential larger dividend currency requirements.
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

4.10.8    American Depositary Receipts fees and charges
We have American Depositary Receipts (ADR) programs for BHP Group Limited and BHP Group Plc.
Both of the ADR programs have a 2:1 ordinary shares to American Depositary Share (ADS) ratio.
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
Fees payable by the Depositary to the Issuer
Citibank has provided BHP net reimbursement of US$1,157,500 in FY2021 for ADR program-related expenses for both of BHP’s ADR programs (FY2020 US$1,157,500). ADR program-related expenses include legal and accounting fees, listing fees, expenses related to investor relations in the United States, fees payable to service providers for the distribution of material to ADR holders, expenses of Citibank as administrator of the ADS Direct Plan and expenses to remain in compliance with applicable laws.
Citibank has further agreed to waive other ADR program-related expenses for FY2021, amounting to US$24,189.85 (BHP Group Limited: US$17,663.41; BHP Group Plc: $6,526.44) which are associated with the administration of the ADR programs (FY2020 less than US$0.03 million).
The ADSs issued under our ADR programs trade on the NYSE under the stock tickers BHP and BBL for the BHP Group Limited and BHP Group Plc programs, respectively. As of 20 August 2021, there were 114,447,617 ADSs on issue and outstanding in the BHP Group Limited ADR program and 60,550,101 ADSs on issue and outstanding in the BHP Group Plc ADR program.

4.10.9    Government regulations
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
The ability to extract and process minerals, oil and natural gas is fundamental to BHP. In most jurisdictions, the rights to extract mineral or petroleum deposits are owned by the government. We obtain the right to access the land and extract the product by entering into licences or leases with the government that owns the mineral, oil or natural gas deposit. We also rely on governments to grant the rights necessary to transport and treat the extracted material to prepare it for sale. The terms of the lease or licence, including the time period of the lease or licence, vary depending on the laws of the relevant government or terms negotiated with the relevant government. Generally, we own the product we extract and we are required to pay royalties or other taxes to the government.
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
Environmental protection, mine closure and land rehabilitation, and occupational health and safety are principally regulated by governments and to a lesser degree, if applicable, by leases. These obligations often require us to make substantial expenditures to minimise or remediate the environmental impact of our assets and to ensure the safety of our employees and contractors and the communities where we operate. Regulations setting emissions standards for fuels used to power vehicles and equipment at our assets and the modes of transport used in our supply chains can also have a substantial impact, both directly and indirectly, on the markets for these products, with flow-on
impacts on our costs. For more information on these types of obligations, refer to section 1.13.
The Western Australia Government is currently progressing the Aboriginal Cultural Heritage Bill 2020 (ACH Bill), which, if passed into law, is expected to strengthen the government’s authority to regulate land use including mining activities, and the consultation process in relation to Aboriginal cultural heritage sites in Western Australia. For more information, refer to section 1.13.10.
From time to time, certain trade sanctions are adopted by the United Nations (UN) Security Council and/or various governments, including in the United Kingdom, the United States, the European Union (EU), China and Australia against certain countries, entities or individuals, that may restrict our ability to sell extracted minerals, oil or natural gas to, and/or our ability to purchase goods or services from, these countries, entities or individuals.
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
persons in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law. Provided in this section is certain information concerning activities of certain affiliates of BHP that took place in FY2021. BHP believes that these activities are not sanctionable either as being outside the scope of U.S. sanctions, or within the scope of a specific licence issued by the U.S. Department of the Treasury‘s Office of Foreign Assets Control (OFAC).
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

	Bruce			Keith
	Pre-sale interest %	Post-sale licence interest %	Post-sale decom. interest %	Pre-sale interest %	Post-sale licence interest %	Post-sale decom. interest %
BP	37	1	37	34.83	0	34.83
Total	43.25	1	43.25	25	0	25
BHP GB	16	0	16	31.83	0	31.83
Marubeni	3.65	0	0	8.33	0	0
Serica	0	98	3.75	0	100	8.33
While the sale closed on 30 November 2018, it was effective in economic terms as of 1 January 2018. In addition to initial cash consideration received from Serica at completion, BHP subsequently received, and will continue to receive:

•
a share of
pre-tax
net cash flow attributable to its historic interest in the Bruce and Keith gas and oil fields of 60 per cent during December 2018, 50 per cent in CY2019 and 40 per cent in each of CY2020 and CY2021 under a Net Cash Flow Sharing Deed; and

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
OFAC issued licence No.
IA-2018-352294-2
(the OFAC Licence) authorising BP, Serica and all U.S. persons and U.S.-owned or controlled foreign entities identified in the licence application to provide goods, services and support for the operation, maintenance and production of the Rhum gas field, and goods, services and support to the Bruce platform for a period from 2 November 2018 through 31 October 2019. On 22 October 2019, OFAC renewed this licence through to 28 February 2021, and on 19 January 2021, OFAC renewed the license through to 31 January 2023. OFAC also provided an assurance that
non-U.S.
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
BHP recognised the following transactions in FY2021 related to the Bruce-Rhum Agreement. For the period 1 July 2020 to 30 June 2021, BHP received US$2.2 million from Serica under the Net Cash Flow Sharing Deed.
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
A special permit to transport nuclear material is required under the
Non-Proliferation
Act by a party that transports nuclear material from one specified location to another specified location. Each of the service providers we engage to transport uranium is required to hold a permit to transport nuclear material issued by the Australian Safeguards and
Non-Proliferation
Office.

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
The Australian Foreign Acquisitions and Takeovers Act 1975 (the FATA) restricts certain acquisitions of interests in securities in Australian companies, including BHP Group Limited. Generally, under the FATA, the prior approval of the Australian Treasurer must be obtained for proposals by a foreign person (either alone or together with its associates) to acquire 20 per cent or more of the voting power or issued securities in an Australian company. Lower approval thresholds apply in certain circumstances, including for acquisitions by a foreign government investor of voting power or issued securities in an Australian company.
The FATA also empowers the Treasurer to make certain orders prohibiting acquisitions by foreign persons in Australian companies, including BHP Group Limited (and requiring divestiture if the acquisition has occurred) where the Treasurer considers the acquisition to be contrary to national security or the national interest. Such orders may also be made in respect of acquisitions by foreign persons where two or more foreign persons (and their associates) in aggregate already control 40 per cent or more of the issued securities or voting power in an Australian company, including BHP Group Limited.
The restrictions in the FATA on acquisitions of securities in BHP Group Limited described above apply equally to acquisitions of securities in BHP Group Plc because BHP Group Limited and BHP Group Plc are dual listed entities.
Except for the restrictions under the FATA, there are no limitations, either under Australian law or under the Constitution of BHP Group Limited, on the right of non-residents
to hold or vote BHP Group Limited ordinary shares.

Shareholding limits under the Constitution and Articles of Association
There are certain other statutory restrictions and restrictions that are reflected in BHP Group Limited’s Constitution and BHP Group Plc’s Articles of Association that apply generally to acquisitions of shares in BHP Group Limited and BHP Group Plc (i.e. the restrictions are not targeted at foreign persons only). These include restrictions on a person (and associates) breaching a voting power threshold of:

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

4.10.10    Taxation
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
The amount of any cash distribution paid in any foreign currency will be equal to the US dollar value of such currency, calculated by reference to the spot rate in effect on the date such distribution is received by the US holder or, in the case of ADSs, by the Depositary, regardless of whether and when the foreign currency is in fact converted into US dollars. If the foreign currency is converted into US dollars on the date received, the US holder generally should not recognise foreign currency gain or loss on such conversion. If the foreign currency is not converted into US dollars on the date received, the US holder will have a basis in the foreign currency equal to its US dollar value on the date received, and generally will recognise foreign currency gain or loss on a subsequent conversion or other disposal of such currency. Such foreign currency gain or loss generally will be treated as ordinary income or loss ineligible for the preferential tax rate applicable to dividend income and generally will be income or loss from US sources for foreign tax credit limitation purposes.
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
Passive Foreign Investment Company rules
We do not believe that the BHP Group Limited ordinary shares or ADSs will be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually at the end of the year and thus may be subject to change. If BHP Group Limited were treated as a PFIC, any gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as a capital gain. Instead, a US holder would be treated as if it had realised such gain and certain ‘excess distributions’ ratably over its holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received with respect to ordinary shares or ADSs would not be eligible for the preferential tax rates applicable to dividend income if BHP Group Limited were a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income. Assuming the shares or ADSs are ‘marketable stock’, a US holder may mitigate the adverse tax consequences described above by electing to be taxed annually on a mark-to-market
basis with respect to such shares or ADSs.
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

UK inheritance tax
Under the current UK–US Estate and Gift Tax Treaty, ordinary shares or ADSs held by a US holder who is domiciled for the purposes of the UK–US Estate and Gift Tax Treaty in the US, and is not for the purposes of the UK–US Estate and Gift Tax Treaty a national of the UK, will generally not be subject to UK inheritance tax on the individual’s death or on a chargeable gift of the ordinary shares or ADSs during the individual’s lifetime, provided that any applicable US federal gift or estate tax liability is paid. The position as previously set out will not apply to ordinary shares or ADSs which: (a) are part of the business property of a permanent establishment of the individual in the UK; or (b) in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. Where the ordinary shares or ADSs have been placed in trust by a settlor who, at the time of settlement, was a US resident shareholder, the ordinary shares or ADSs will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the US and was a UK national. In the exceptional case where the ordinary shares or ADSs are subject to both UK inheritance tax and US federal gift or estate tax, the UK–US Estate and Gift Tax Treaty generally provides for double taxation to be relieved by means of credit relief.
UK stamp duty and stamp duty reserve tax
Under applicable legislation, UK stamp duty or stamp duty reserve tax (SDRT) is, subject to certain exemptions, payable on any issue or transfer of shares to the Depositary or their nominee where those shares are for inclusion in the ADR program at a rate of 1.5 per cent of their price (if issued), the amount of any consideration provided (if transferred on sale) or their value (if transferred for no consideration). However, from 1 October 2009, this 1.5 per cent charge has generally ceased to apply to issues of shares into European Union (EU) depositary receipt systems and into EU clearance systems. Further, the First-tier Tribunal has held that the 1.5 per cent SDRT charge on a transfer of shares to an issuer of ADRs (as an integral part of a fresh capital raising) was incompatible with EU law. Her Majesty’s Revenue and Customs has confirmed that it will no longer seek to impose the 1.5 per cent SDRT charge on the issue of shares (or, where it is integral to the raising of new capital, the transfer of shares) to a depositary receipt issuer or a clearance service, wherever located, and it has also confirmed that it will continue this approach after the end of the “implementation period” on 31 December 2020 following the UK’s withdrawal from the EU. The law in this area may still be susceptible to change. We recommend advice should be sought in relation to paying the 1.5 per cent SDRT or stamp duty charge in any circumstances.
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
The amount of any cash distribution paid in any foreign currency will be equal to the US dollar value of such currency, calculated by reference to the spot rate in effect on the date such distribution is received by the US holder or, in the case of ADSs, by the Depositary, regardless of whether and when the foreign currency is in fact converted into US dollars. If the foreign currency is converted into US dollars on the date received, the US holder generally should not recognise foreign currency gain or loss on such conversion. If the foreign currency is not converted into US dollars on the date received, the US holder will have a basis in the foreign currency equal to its US dollar value on the date received, and generally will recognise foreign currency gain or loss on a subsequent conversion or other disposal of such currency. Such foreign currency gain or loss generally will be treated as ordinary income or loss ineligible for the preferential tax rate applicable to dividend income and generally will be income or loss from US sources for foreign tax credit limitation purposes.
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
Passive Foreign Investment Company rules
We do not believe that the BHP Group Plc ordinary shares or ADSs will be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually at the end of the year and thus may be subject to change. If BHP Group Plc were treated as a PFIC, any gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as a capital gain. Instead, a US holder would be treated as if it had realised such gain and certain ‘excess distributions’ ratably over its holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received with respect to ordinary shares or ADSs would not be eligible for the preferential tax rates applicable to dividend income if BHP Group Plc were a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income. Assuming the shares or ADSs are ‘marketable stock’, a US holder may mitigate the adverse tax consequences described above by electing to be taxed annually on a mark-to-market
basis with respect to such shares or ADSs.

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
African tax resident, Dividends Tax would not apply (refer section 64F(j) of the South African Income Tax Act).
Accordingly, it is unlikely that a US tax resident (or any other foreign tax resident) that is a holder of BHP Group Plc shares listed on the JSE would be subject to South African Dividends Tax on any cash dividends received or accrued in respect of their JSE listed BHP Group Plc shares. However, to qualify for the exemption, the US tax resident holder (or other foreign resident holder) must within the appropriate time period provide the prescribed declaration form or written undertaking confirming the application of the exemption to the regulated intermediary responsible for making payment of the dividend (or any other appropriate party responsible for payment of the dividend). With effect from 1 October 2020, the declaration will no longer be valid after a period of 5 years, so a new declaration will be required.
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
No South African Dividends Tax is required to be withheld from cash dividends provided the dividends are paid to, inter alia, South African tax resident corporate shareholders (including South African companies, pension, provident, retirement annuity and benefit funds). However, these dividends will only be exempt from South African Dividends Tax if these types of shareholders provide the prescribed declaration forms or written undertakings to the regulated intermediaries (or the person who is obliged to withhold the Dividends Tax) making the cash dividend payments before they are paid. We reiterate that with effect from 1 October 2020, the declaration is no longer be valid after a period of 5 years.
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
Income tax is payable on any profit on disposal of BHP Group Plc shares or ADSs held by a US holder who or which is tax resident in the US, where the profit is of a revenue nature and sourced in South Africa, unless relief is afforded under the Double Tax Agreement concluded between South Africa and the US. We highlight that this Double Tax Agreement contains a limitation on benefits clause that should be carefully scrutinised to ensure application of the Double Tax Agreement. Where the Double Tax Agreement applies, the profit would only be taxed in South Africa if it is attributable to a permanent establishment of that US holder in South Africa.
Where the BHP Billiton Plc shares or ADSs are held on capital account, US holders will not be liable for South African tax on capital gains realised on the disposal of BHP Billiton Plc shares or ADSs unless:

•	such US holders are tax resident in South Africa; or

•
80 per cent or more of the market value of the BHP Group Plc shares or ADSs is attributable (at the time of disposal of those BHP Group Plc shares or ADSs) directly or indirectly to immovable property situated in South Africa and the US holder (alone or together with a connected person) in question directly or indirectly holds an interest of at least 20 per cent in BHP Group Plc; or

•	the US holder’s BHP Group Plc shares or ADSs form part of the business property of a permanent establishment which an enterprise of the US holder has in South Africa.
For a US holder who will recognise a capital gain or loss for South African capital gains tax purposes on a disposal of BHP Group Plc shares or ADSs, such gain or loss will be equal to the difference between the Rand value of the amount realised (i.e. proceeds) and the holder’s tax basis (i.e. base cost), determined in Rand, in those BHP Group Plc shares or ADSs. The holder’s tax basis will generally be equal to the cost that was incurred to acquire the BHP Group Plc shares or ADSs, if such shares or ADSs were acquired after 1 October 2001. South African capital gains tax is levied at an effective rate of 22.4 per cent for companies, up to 18 per cent for individuals (depending on the applicable tax bracket), and 36 per cent for trusts.
In addition to the above, in terms of the new section 9K inserted in the South African Income Tax Act, a natural person or a trust that is a South African tax resident who or which transfers listed shares from a South African exchange (eg. the JSE) to a foreign exchange is i) deemed to dispose of his/her listed shares at market value, and ii) deemed to have reacquired his/her listed shares on the same day for a tax basis (i.e. base cost), equal to market value. The section applies with effect from 1 March 2021 in respect of any security listed on an exchange outside of South Africa on or after that date.
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

4.10.11    Ancillary information for our shareholders
This Annual Report provides the detailed financial data and information on BHP’s performance required to comply with the reporting regimes in Australia, the United Kingdom and the United States.
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
ADR holders wishing to receive a hard copy of the Annual Report 2021 can do so by accessing https://app.irdirect.net/company/0/hotline/ or calling Citibank Shareholder Services during normal business hours. ADR holders may also contact the adviser that administers their investments. Holders of BHP Group Plc shares dematerialised into Strate should liaise directly with their Central Securities Depository Participant (CSDP) or broker.

Key dates for shareholders
The following table sets out future dates in the next financial and calendar year of interest to our shareholders. If there are any changes to these dates or times, all relevant stock exchanges (see section 4.10.2) will be notified.

Date	Event
21 September 2021	Final dividend payment date

14 October 2021	BHP Group Plc Annual General Meeting in London Time: 9.00am (local time) Details of the business of the meeting are contained in the separate Notice of Meeting

11 November 2021	BHP Group Limited Annual General Meeting in Perth Time: 1.00pm (local time) Details of the business of the meeting are contained in the separate Notice of Meeting

15 February 2022	BHP Results for the half year ended 31 December 2021
4.11     Glossary
4.11.1     Mining, oil and
gas-related
terms
2D
Two dimensional.
3D
Three dimensional.
Anthracite
Coal of high rank with the highest carbon content.
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
Crude oil
A mixture of hydrocarbons that exist in liquid form in natural underground reservoirs and remain liquid at atmospheric pressure after being produced at the well head and passing through surface separating facilities.
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
Total Ore Reserves
The sum of Proven and Probable Ore Reserves.
Transitional Sulphide
Transitional Sulphide is a term used to describe the zone of mineralisation that is a gradation between Supergene Sulphide and Hypogene Sulphide resulting from the incomplete development of the former as it overprints the latter. This results in a more irregular distribution of the three main copper bearing minerals and is amenable to both grinding/flotation concentration and leaching processes.
UG (underground)
Below the surface mining activities.
Wet tonnes
Production is usually quoted in terms of wet metric tonnes (wmt). To adjust from wmt to dry metric tonnes (dmt) a factor is applied based on moisture content.

4.11.2    Terms used in reserves

Ag	silver

AI 2 O 3	alumina

Anth	anthracite

Ash	inorganic material remaining after combustion

Au	gold

Cu	copper

CV	calorific value

Fe	iron

Insol.	insolubles

K 2 O	potassium oxide

KCl	potassium chloride

LOI	loss on ignition

Met	metallurgical coal

MgO	magnesium oxide

Mo	molybdenum

Ni	nickel

P	phosphorous

Pc	phosphorous in concentrate

PCI	pulverised coal injection

S	sulphur

SCu	soluble copper

SiO 2	silica

TCu	total copper

Th	thermal coal

U 3 O 8	uranium oxide

VM	volatile matter

Yield	the percentage of material of interest that is extracted during mining and/or processing

Zn	zinc

4.11.3    Units of measure

%	percentage or per cent

bbl	barrel (containing 42 US gallons)

bbl/d	barrels per day

Bcf	billion cubic feet (measured at the pressure bases set by the regulator)

boe	barrels of oil equivalent – 6,000 scf of natural gas equals 1 boe

CO 2 -e	carbon dioxide equivalent

dmt	dry metric tonne

GJ	gigajoule

GL	gigalitre

g/t	grams per tonne

ha	hectare

kcal/kg	kilocalories per kilogram

kg/tonne or kg/t	kilograms per tonne

km	kilometre

koz	thousand troy ounces

kt	kilotonnes

ktpa	kilotonnes per annum

ktpd	kilotonnes per day

kV	kilovolt

kW	kilowatt

kWh	kilowatt hour

lb	pound

m	metre

m 3	cubic metre

Mbbl/d	thousand barrels per day

Mcf	thousand cubic feet (measured at the pressure bases set by the regulator)

ML	megalitre

mm	millimetre

MMbbl/d	million barrels per day (measured at the pressure bases set by the regulator)

MMboe	million barrels of oil equivalent

MMBtu	million British thermal units – 1 scf of natural gas equals approximately 1,010 Btu

MMcf/d	million cubic feet per day

Mscf	thousand standard cubic feet

Mt	million tonnes

Mtpa	million tonnes per annum

MW	megawatt

oz	troy ounce

ppm	parts per million

PJ	petajoules

scf	standard cubic feet

t	tonne

tCO 2 -e	tonne of carbon dioxide equivalent

TJ	terajoule

TJ/d	terajoules per day

TW	terawatt

TWh	terawatt hour

tpa	tonnes per annum

tpd	tonnes per day

t/h	tonnes per hour

wmt	wet metric tonnes

4.11.4     Other terms
AASB (Australian Accounting Standards Board)
Accounting standards as issued by the Australian Accounting Standards Board.
Activity data
A quantitative measure of a level of activity that results in greenhouse gas emissions. Activity data is multiplied by an energy and/or emissions factor to derive the energy consumption and greenhouse gas emissions associated with a process or an operation. Examples of activity data include kilowatt-hours of electricity used, quantity of fuel used, output of a process, hours equipment is operated, distance travelled and floor area of a building.
ADR (American Depositary Receipt)
An instrument evidencing American Depositary Shares or ADSs, which trades on a stock exchange in the United States.
ADS (American Depositary Share)
A share issued under a deposit agreement that has been created to permit
US-resident
investors to hold shares in
non-US
companies and, if listed, trade them on the stock exchanges in the United States.
ADSs are evidenced by American Depositary Receipts, or ADRs, which are the instruments that, if listed, trade on a stock exchange in the United States.
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
Carbon dioxide equivalent (CO
2
-e)
The universal unit of measurement to indicate the global warming potential (GWP) of each greenhouse gas, expressed in terms of the GWP of one unit of carbon dioxide. It is used to evaluate releasing (or avoiding releasing) different greenhouse gases against a common basis.
Carbon offsets
The central purpose of a carbon offset for an organisation is to substitute for internal GHG emission reductions. Offsets may be generated through projects in which GHG emissions are avoided, reduced, removed from the atmosphere or permanently stored (sequestration). Carbon offsets are generally created and independently verified in accordance with either a voluntary program or under a regulatory program. The purchaser of a carbon offset can ‘retire’ or ‘surrender’ it to claim the underlying reduction towards their own GHG emissions reduction targets or goals or to meet legal obligations.

CQCA
Central Queensland Coal Associates.
Commercial
Our Commercial function seeks to maximise commercial value across our end-to-end
supply chain. It provides effective and efficient service levels to our assets and customers through world-class insights and market intelligence, deep subject-matter expertise, simple processes and centralised standard activities. The function is organised around the core activities in our inbound and outbound value chains, supported by business partnering, credit and market risk management, and strategy and planning activities.
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
Assets Held for Sale and Discontinued Operations
.
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
DLC merger
The Dual Listed Company merger between BHP Group Limited and BHP Group Plc on 29 June 2001.
Emission factor
A factor that converts activity data into greenhouse gas emissions data (e.g. kgCO
2
-e emitted per GJ of fuel consumed, kg CO
2
-e emitted per KWh of electricity used).
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

Entrained water
Entrained water includes water incorporated into product and/or waste streams, such as tailings, that cannot be easily recovered.
EPA (Environmental Protection Agency)
The EPA is a government regulator working to protect the environment through regulation of pollution and waste.
Evaporation volume
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
Executive KMP (Key Management Personnel)
Executive KMP includes the Executive Director (our CEO), the Chief Financial Officer, the President Operations (Minerals Australia), the President Operations (Minerals Americas), and the President Operations (Petroleum). It does not include the
Non-Executive
Directors (our Board).
Financial control approach
A consolidation approach whereby a company reports greenhouse gas emissions based on the accounting treatment in the company’s consolidated financial statements, as follows:

•	100 per cent for operations accounted for as subsidiaries, regardless of the equity interest owned

•	for operations accounted for as a joint operation, the company’s interest in the operations
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
GHG (greenhouse gas
)
For BHP reporting purposes, these are the aggregate anthropogenic carbon dioxide equivalent emissions of carbon dioxide (CO
2
), methane (CH
4
), nitrous oxide (N
2
O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulphur hexafluoride (SF
6
). Nitrogen trifluoride (NF
3
) GHG emissions are currently not relevant for BHP reporting purposes.
Goal (in respect of greenhouse gas emissions)
An ambition to seek an outcome for which there is no current pathway(s), but for which efforts will be pursued towards addressing that challenge, subject to certain assumptions or conditions.
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
Group
BHP Group Limited, BHP Group Plc and their respective subsidiaries.
GWP (global warming potential)
A factor describing the radiative forcing impact (degree of harm to the atmosphere) of one unit of a given greenhouse gas relative to one unit of CO
2
. BHP currently uses GWP from the Intergovernmental Panel on Climate Change (IPCC) Assessment Report 4 (AR4) based on
100-year
timeframe.

Henry Hub
A natural gas pipeline located in Erath, Louisiana that serves as the official delivery location for futures contracts on the New York Mercantile Exchange.
HPI (high-potential injuries)
High-potential injuries (HPI) are recordable injuries and first aid cases where there was the potential for a fatality.
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
Directors (our Board), as well as the Chief Financial Officer, the President, Minerals Australia, the President, Minerals Americas, and the President, Petroleum.
KPI (key performance indicator)
Used to measure the performance of the Group, individual businesses and executives in any one year.
Legacy assets
Legacy assets refer to those
BHP-operated
assets, or part thereof, located in the Americas that are in the closure phase.
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
Net zero (for a BHP greenhouse gas goal, target or pathway, or similar)
Net zero includes the use of carbon offsets as required.
Net zero (for industry sectors, the global economy, transition or future, or similar)
Net zero refers to a state in which the greenhouse gases (as defined in this Glossary) going into the atmosphere are balanced by removal out of the atmosphere.

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
Onshore US
BHP’s petroleum asset (divested in the year ended 30 June 2019) in four US shale areas (Eagle Ford, Permian, Haynesville and Fayetteville), where we produced oil, condensate, gas and natural gas liquids.
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
pre-industrial
levels and pursue efforts to limit the temperature increase to 1.5°C above pre-industrial
levels.
Paris-aligned
Aligned to the Paris Agreement goals.
Petroleum (asset group)
A group of oil and gas assets (see ‘Asset groups’). Petroleum’s core production operations are located in the US Gulf of Mexico, Australia and Trinidad and Tobago. Petroleum produces crude oil and condensate, gas and natural gas liquids.
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
Scope 1 greenhouse gas emissions
Scope 1 greenhouse gas emissions are direct emissions from operations that are owned or controlled by the reporting company. For BHP, these are primarily emissions from fuel consumed by haul trucks at our operated assets, as well as fugitive methane emissions from coal and petroleum production at our operated assets.
Scope 2 greenhouse gas emissions
Scope 2 greenhouse gas emissions are indirect emissions from the generation of purchased or acquired electricity, steam, heat or cooling that is consumed by operations that are owned or controlled by the reporting company. BHP’s Scope 2 emissions have been calculated using the market-based method using supplier specific emissions factors unless otherwise specified.
Scope 3 greenhouse gas emissions
Scope 3 greenhouse gas emissions are all other indirect emissions (not included in Scope 2) that occur in the reporting company’s value chain. For BHP, these are primarily emissions resulting from our customers using and processing the commodities we sell, as well as upstream emissions associated with the extraction, production and transportation of the goods, services, fuels and energy we purchase for use at our operations; emissions resulting from the transportation and distribution of our products; and operational emissions (on an equity basis) from our non-operated
joint ventures.
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
Surface water
All water naturally open to the atmosphere, except for water from oceans, seas and estuaries (e.g. precipitation and runoff, including snow and hail), rivers and creeks and external water dams.
Target (in respect of greenhouse gas emissions)
An intended outcome in relation to which we have identified one or more pathways for delivery of that outcome, subject to certain assumptions or conditions.
Third-party water
Water supplied by an entity external to the operational facility. Third-party water contains water from the other three sources, surface water, groundwater and seawater.
Tier 1 asset
An asset that we believe is large, long life and low cost.
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
Underlying attributable profit
Profit/(loss) after taxation attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders as described in note 3 ‘Exceptional items’ in section 3. Refer to section 4.2 for further information.
Underlying EBIT
Underlying EBITDA, including depreciation, amortisation and impairments. Refer to section 4.2 for further information.

Underlying EBITDA
Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and exceptional items. Refer to section 4.2 for further information.
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
Water quality – Type 1
Water of high quality that would require minimal (if any) treatment to meet drinking water standards. This water is considered high-quality/high-grade in the
International Council on Mining and Metals (ICMM) ‘A Practical Guide to Consistent Water Reporting’
.
Water quality – Type 2
Water of medium quality that would require moderate treatment to meet drinking water standards (it may have a high salinity threshold of no higher than 5,000 milligrams per litre total dissolved solids and other individual constituents). This water is considered high-quality/high-grade in the
International Council on Mining and Metals (ICMM) ‘A Practical Guide to Consistent Water Reporting’
.
Water quality – Type 3
Water of low quality that would require significant treatment to meet drinking water standards. It may have individual constituents with high values of total dissolved solids, elevated levels of metals or extreme levels of pH. This type of water also includes seawater. This water is considered low-quality/low-grade
in the
International Council on Mining and Metals (ICMM) ‘A Practical Guide to Consistent Water Reporting’
.
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
Stefanie Wilkinson
BHP Corporate Centres
Chile
Cerro El Plomo 6000
Piso 15
Las Condes 7560623
Santiago
Telephone +56 2 2579 5000
Facsimile +56 2 2207 6517
United States
1500 Post Oak Boulevard,
Houston TX 77056-3004
Telephone +1 713 961 8500
Facsimile +1 713 961 8400
Commercial Office
Singapore
10 Marina Boulevard,
#18-01
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

5    Exhibits
Exhibits marked ‘*’ have been filed as exhibits to this annual report on Form
20-F.
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

4.2	SVC Special Voting Shares Deed, dated 29 June 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (2)(P)

4.3	SVC Special Voting Shares Amendment Deed, dated 13 August 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c. (2)(P)

4.4	Deed Poll Guarantee, dated 29 June 2001, of BHP Limited (2)(P)

4.5	Deed Poll Guarantee, dated 29 June 2001, of Billiton Plc (2)(P)

4.6	Form of Service Agreement for Specified Executive (referred to in this Annual Report as the Key Management Personnel) (4)

4.7	BHP Billiton Ltd Group Incentive Scheme Rules 2004, dated August 2008 (3)

4.8	BHP Billiton Ltd Long Term Incentive Plan Rules, dated November 2010 (2)(P)

4.9	BHP Billiton Plc Group Incentive Scheme Rules 2004, dated August 2008 (3)

4.10	BHP Billiton Plc Long Term Incentive Plan Rules, dated November 2010 (2)(P)

4.11
Framework Agreement entered into on 2 March 2016 between Samarco Mineração S.A., Vale S.A. and BHP Billiton Brasil Ltda, the Federal Government of Brazil, the states of Espirito Santo and Minas Gerais and certain other public authorities in Brazil (1)

Exhibit 8    List of Subsidiaries

*8.1	List of subsidiaries of BHP Group Limited and BHP Group Plc
Exhibit 12    Certifications (section 302)

*12.1	Certification by Chief Executive Officer, Mr Mike Henry, dated 21 September 2021

*12.2	Certification by Chief Financial Officer, Mr David Lamont, dated 21 September 2021
Exhibit 13    Certifications (section 906)

*13.1	Certification by Chief Executive Officer, Mr Mike Henry, dated 21 September 2021

*13.2	Certification by Chief Financial Officer, Mr David Lamont, dated 21 September 2021
Exhibit 15    Consent of Independent Registered Public Accounting Firm

*15.1	Consent of Independent Registered Public Accounting firms Ernst & Young and Ernst & Young LLP for incorporation by reference of audit reports in registration statements on Form F-3 and Form S-8

*15.2	Consent of Independent Registered Public Accounting firms KPMG and KPMG LLP for incorporation by reference of audit reports in registration statements on Form F-3 and Form S-8

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Footnotes

(1)	Previously filed as an exhibit to BHP’s annual report on Form 20-F for the year ended 30 June 2016 on 21 September 2016.

(2)	Previously filed on paper form as an exhibit to BHP’s annual report on Form 20-F for the year ended 30 June 2001 on 19 November 2001.

(3)	Previously filed as an exhibit to BHP’s annual report on Form 20-F for the year ended 30 June 2008 on 15 September 2008.

(4)	Previously filed as an exhibit to BHP’s annual report on Form 20-F for the year ended 30 June 2020 on 22 September 2020.

(P)	Previously filed on paper form.

SIGNATURE
The registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this annual report on their behalf.
BHP Group Limited
BHP Group Plc
/s/ David Lamont
David Lamont
Chief Financial Officer
Date: 21 September 2021

Section 3 - Financial Statements

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
Group and related party information is presented in note 33 ‘Related party transactions’ in section 3.1. This details transactions between the Group’s subsidiaries, associates, joint arrangements and other related parties. The nature of the operations and principal activities of the Group are described in the segment information (refer to note 1 ‘Segment reporting’ in section 3.1).
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

•	Group’s current year results
•	impact of significant changes in the Group’s business or
•	aspects of the Group’s operations that are important to future performance
These Financial Statements were approved by the Board of Directors on 2 September 2021. The Directors have the authority to amend the Financial Statements after issuance.

3.1    Consolidated Financial Statements
3.1.1    Consolidated Income Statement for the year ended 30 June 2021

	Notes	2021	2020	2019
		US$M	US$M	US$M
Continuing operations
Revenue	2	60,817	42,931	44,288
Other income	5	510	777	393
Expenses excluding net finance costs	5	(34,500)	(28,775)	(28,022)
Loss from equity accounted investments, related impairments and expense s	31	(921)	(512)	(546)

Profit from operations		25,906	14,421	16,113

Financial expenses		(1,378)	(1,262)	(1,510)
Financial income		73	351	446

Net finance costs	22	(1,305)	(911)	(1,064)

Profit before taxation		24,601	13,510	15,049

Income tax expense		(10,921)	(4,708)	(5,335)
Royalty-related taxation (net of income tax benefit)		(229)	(66)	(194)

Total taxation expense	6	(11,150)	(4,774)	(5,529)

Profit after taxation from Continuing operations		13,451	8,736	9,520

Discontinued operations
Loss after taxation from Discontinued operations	29	–	–	(335)

Profit after taxation from Continuing and Discontinued operations		13,451	8,736	9,185

Attributable to non-controlling interests		2,147	780	879
Attributable to BHP shareholders		11,304	7,956	8,306

Basic earnings per ordinary share (cents)	7	223.5	157.3	160.3
Diluted earnings per ordinary share (cents)	7	223.0	157.0	159.9
Basic earnings from Continuing operations per ordinary share (cents)	7	223.5	157.3	166.9
Diluted earnings from Continuing operations per ordinary share (cents)	7	223.0	157.0	166.5

The accompanying notes form part of these Financial Statements.

3.1.2    Consolidated Statement of Comprehensive Income for the year ended 30 June 2021

	Notes	2021	2020	2019
		US$M	US$M	US$M
Profit after taxation from Continuing and Discontinued operations		13,451	8,736	9,185
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Hedges:
Gains/(losses) taken to equity		863	(315)	(327)
(Gains)/losses transferred to the income statement		(837)	297	299
Exchange fluctuations on translation of foreign operations taken to equity		5	1	1
Exchange fluctuations on translation of foreign operations transferred to income statement		–	–	(6)
Tax recognised within other comprehensive income	6	(8)	5	8

Total items that may be reclassified subsequently to the income statement		23	(12)	(25)

Items that will not be reclassified to the income statement:
Re-measurement gains/(losses) on pension and medical schemes		58	(81)	(20)
Equity investments held at fair value		(2)	(2)	1
Tax recognised within other comprehensive income	6	(20)	26	19

Total items that will not be reclassified to the income statement		36	(57)	–

Total other comprehensive income/(loss)		59	(69)	(25)

Total comprehensive income		13,510	8,667	9,160

Attributable to non-controlling interests		2,158	769	878
Attributable to BHP shareholders		11,352	7,898	8,282

The accompanying notes form part of these Financial Statements.

3.1.3     Consolidated Balance Sheet as at 30 June 2021

	Notes	2021	2020
		US$M	US$M Restated
ASSETS
Current assets

Cash and cash equivalents	20	15,246	13,426
Trade and other receivables	8	6,059	3,364
Other financial assets	23	230	84
Inventories	10	4,426	4,101
Assets held for sale	31	324	–
Current tax assets		279	366
Other		129	130

Total current assets		26,693	21,471

Non-current assets
Trade and other receivables	8	337	267
Other financial assets	23	1,610	2,522
Inventories	10	1,358	1,221
Property, plant and equipment	11	73,813	72,362
Intangible assets	12	1,437	1,574
Investments accounted for using the equity method	31	1,742	2,585
Deferred tax assets	14	1,912	3,688
Other		25	43

Total non-current assets		82,234	84,262

Total assets		108,927	105,733

LIABILITIES
Current liabilities
Trade and other payables	9	7,027	5,767
Interest bearing liabilities	20	2,628	5,012
Liabilities directly associated with the assets held for sale	31	17	–
Other financial liabilities		130	225
Current tax payable		2,800	913
Provisions	4,15,19,26	3,696	2,810
Deferred income		105	97

Total current liabilities		16,403	14,824

Non-current liabilities
Trade and other payables	9	–	1
Interest bearing liabilities	20	18,355	22,036
Other financial liabilities	23	1,146	1,414
Non-current tax payable		120	109
Deferred tax liabilities	14	3,314	3,779
Provisions	4,15,19,26	13,799	11,185
Deferred income		185	210

Total non-current liabilities		36,919	38,734

Total liabilities		53,322	53,558

Net assets		55,605	52,175

EQUITY
Share capital – BHP Group Limited		1,111	1,111
Share capital – BHP Group Plc		1,057	1,057
Treasury shares		(33)	(5)
Reserves	17	2,350	2,306
Retained earnings		46,779	43,396

Total equity attributable to BHP shareholders		51,264	47,865
Non-controlling interests	17	4,341	4,310

Total equity		55,605	52,175
The accompanying notes form part of these Financial Statements.
The Financial Statements were approved by the Board of Directors on 2 September 2021 and signed on its behalf by:

Ken MacKenzie	Mike Henry
Chair	Chief Executive Officer

3.1.4     Consolidated Cash Flow Statement for the year ended 30 June 2021

	Notes	2021	2020	2019
		US$M	US$M	US$M
Operating activities
Profit before taxation		24,601	13,510	15,049
Adjustments for:
Depreciation and amortisation expense		6,824	6,112	5,829
Impairments of property, plant and equipment, financial assets and intangibles		2,635	494	264
Net finance costs		1,305	911	1,064
Loss from equity accounted investments, related impairments and expenses		921	512	546
Other		348	720	308
Changes in assets and liabilities:
Trade and other receivables		(2,723)	291	(211)
Inventories		(447)	(715)	298
Trade and other payables		1,201	(755)	406
Provisions and other assets and liabilitie s		501	1,188	(125)

Cash generated from operations		35,166	22,268	23,428
Dividends received		753	137	516
Interest received		97	385	443
Interest paid		(771)	(1,225)	(1,346)
(Settlements)/proceeds of cash management related instruments		(401)	85	296
Net income tax and royalty-related taxation refunded		407	48	59
Net income tax and royalty-related taxation paid		(8,017)	(5,992)	(5,999)

Net operating cash flows from Continuing operations		27,234	15,706	17,397

Net operating cash flows from Discontinued operations	29	–	–	474

Net operating cash flows		27,234	15,706	17,871

Investing activities
Purchases of property, plant and equipment		(6,606)	(6,900)	(6,250)
Exploration expenditure		(514)	(740)	(873)
Exploration expenditure expensed and included in operating cash flows		430	517	516
Investment in subsidiaries, operations and joint operations, net of cash		(480)	–	–
Net investment and funding of equity accounted investments		(578)	(618)	(630)
Proceeds from sale of assets		197	265	145
Other investing		(294)	(140)	(285)

Net investing cash flows from Continuing operations		(7,845)	(7,616)	(7,377)

Net investing cash flows from Discontinued operations	29	–	–	(443)

Proceeds from divestment of Onshore US, net of its cash	29	–	–	10,427

Net investing cash flows		(7,845)	(7,616)	2,607

Financing activities
Proceeds from interest bearing liabilities		568	514	250
Proceeds/(settlements) of debt related instruments		167	(157)	(160)
Repayment of interest bearing liabilities		(8,395)	(2,047)	(2,604)
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts		(234)	(143)	(188)
Share buy-back – BHP Group Limited		–	–	(5,220)
Dividends paid		(7,901)	(6,876)	(11,395)
Dividends paid to non-controlling interests		(2,127)	(1,043)	(1,198)

Net financing cash flows from Continuing operations		(17,922)	(9,752)	(20,515)

Net financing cash flows from Discontinued operations	29	–	–	(13)

Net financing cash flows		(17,922)	(9,752)	(20,528)

Net increase/(decrease) in cash and cash equivalents from Continuing operations		1,467	(1,662)	(10,495)
Net increase/(decrease) in cash and cash equivalents from Discontinued operations		–	–	18
Proceeds from divestment of Onshore US, net of its cash		–	–	10,427
Cash and cash equivalents, net of overdrafts, at the beginning of the financial year		13,426	15,593	15,813
Foreign currency exchange rate changes on cash and cash equivalents		353	(505)	(170)

Cash and cash equivalents, net of overdrafts, at the end of the financial year	20	15,246	13,426	15,593

The accompanying notes form part of these Financial Statements.

3.1.5    Consolidated Statement of Changes in Equity for the year ended 30 June 2021

	Attributable to BHP shareholders
	Share capital		Treasury shares		Reserves	Retained earnings	Total equity attributable to BHP shareholders
US$M	BHP Group Limited	BHP Group Plc	BHP Group Limited	BHP Group Plc				Non- controlling interests	Total equity

Balance as at 1 July 2020 (restated)	1,111	1,057	(5)	–	2,306	43,396	47,865	4,310	52,175
Total comprehensive income	–	–	–	–	22	11,330	11,352	2,158	13,510
Transactions with owners:
Purchase of shares by ESOP Trusts	–	–	(229)	(5)	–	–	(234)	–	(234)
Employee share awards exercised net of employee contributions net of tax	–	–	202	4	(149)	(57)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	–	–	(4)	4	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	–	–	175	–	175	–	175
Dividends	–	–	–	–	–	(7,894)	(7,894)	(2,127)	(10,021)

Balance as at 30 June 2021	1,111	1,057	(32)	(1)	2,350	46,779	51,264	4,341	55,605

Balance as at 1 July 2019 (restated)	1,111	1,057	(32)	–	2,285	42,748	47,169	4,584	51,753
Total comprehensive income	–	–	–	–	(12)	7,910	7,898	769	8,667
Transactions with owners:
Purchase of shares by ESOP Trusts	–	–	(139)	(4)	–	–	(143)	–	(143)
Employee share awards exercised net of employee contributions net of tax	–	–	166	4	(132)	(38)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	–	–	(10)	10	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	–	–	175	–	175	–	175
Dividends	–	–	–	–	–	(7,234)	(7,234)	(1,043)	(8,277)

Balance as at 30 June 2020 (restated)	1,111	1,057	(5)	–	2,306	43,396	47,865	4,310	52,175

Balance as at 1 July 2018	1,186	1,057	(5)	–	2,290	51,057	55,585	5,078	60,663
Impact of change in accounting policies (Note 39)	–	–	–	–	–	(71)	(71)	–	(71)

Restated balance as at 1 July 2018	1,186	1,057	(5)	–	2,290	50,986	55,514	5,078	60,592

Total comprehensive income	–	–	–	–	(24)	8,306	8,282	878	9,160
Transactions with owners:
Purchase of shares by ESOP Trusts	–	–	(182)	(6)	–	–	(188)	–	(188)
Employee share awards exercised net of employee contributions net of tax	–	–	155	6	(100)	(61)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	–	–	(18)	18	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	–	–	138	–	138	–	138
Dividends	–	–	–	–	–	(11,302)	(11,302)	(1,205)	(12,507)
BHP Group Limited shares bought back and cancelled	(75)	–	–	–	–	(5,199)	(5,274)	–	(5,274)
Divestment of subsidiaries, operations and joint operations	–	–	–	–	–	–	–	(168)	(168)
Transfer to non-controlling interests	–	–	–	–	(1)	–	(1)	1	–

Balance as at 30 June 2019 (restated)	1,111	1,057	(32)	–	2,285	42,748	47,169	4,584	51,753

The accompanying notes form part of these Financial Statements.

Basis of preparation
The Group’s Financial Statements as at and for the year ended 30 June 2021:

•	are a consolidated general purpose financial report

•	have been prepared in accordance with the requirements of the:

¡	Australian Corporations Act 2001

¡	UK Companies Act 2006

•	have been prepared in accordance with accounting standards and interpretations collectively referred to as ‘IFRS’ in this report, which encompass the:

¡	International Financial Reporting Standards and interpretations as issued by the International Accounting Standards Board

¡	Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards and interpretations as issued by the Australian Accounting Standards Board (AASB)

¡
International Accounting Standards in conformity with the requirements of the UK Companies Act 2006 and International Financial Reporting Standards adopted pursuant to Regulation (EC) No. 1606/2002 as it applies in the European Union (EU)

¡	International Accounting Standards adopted for use within the UK

•	are prepared on a going concern basis as the Directors:

¡	have made an assessment of the Group’s ability to continue as a going concern over the period to 30 September 2022 (the ‘going concern period’)

¡	consider it appropriate to adopt the going concern basis of accounting in preparing the Group’s Financial Statements

•	measure items on the basis of historical cost principles, except for the following items:

¡	derivative financial instruments and certain other financial assets and liabilities, which are carried at fair value

¡	non-current assets or disposal groups that are classified as held-for-sale or held-for-distribution, which are measured at the lower of carrying amount and fair value less costs to sell

•
include significant accounting policies in the notes to the Financial Statements that summarise the recognition and measurement basis used and are relevant to an understanding of the Financial Statements

•
apply a presentation currency of US dollars, consistent with the predominant functional currency of the Group’s operations. Amounts are rounded to the nearest million dollars, unless otherwise stated, in accordance with ASIC (Rounding in Financial/Directors’ Reports) Instrument 2016/191

•	present reclassified comparative information where required for consistency with the current year’s presentation

•
adopt all new and amended standards and interpretations under IFRS issued by the relevant bodies (listed above), that are mandatory for application in periods beginning on 1 July 2020. Those new and amended standards and interpretations did not require restatement of prior period financial information

•
early adopt amendments to IFRS 9/AASB 9 ‘Financial Instruments’ (IFRS 9), IAS 39/AASB 139 ‘Financial Instruments: Recognition and Measurement’ (IAS 39); IFRS 7/AASB 7 ‘Financial Instruments: Disclosures’ (IFRS 7); IFRS 4/AASB 4 ‘Insurance Contracts’ (IFRS 4) and IFRS 16/AASB 16 ‘Leases’ (IFRS 16) in relation to Interest Rate Benchmark Reform

•
apply accounting policies consistently in all prior years presented including retrospective application of the Group’s accounting policy change relating to Income Taxes. Refer to note 39 ‘New and amended accounting standards and interpretations and changes to accounting policies’ for the impact on the Financial Statements

•	have not early adopted any other standards and interpretations that have been issued or amended but are not yet effective
The accounting policies are consistently applied by all entities included in the Financial Statements.
Principles of consolidation
In preparing the Financial Statements, the effects of all intragroup balances and transactions have been eliminated.
A list of significant entities in the Group, including subsidiaries, joint arrangements and associates at year-end
is contained in note 30 ‘Subsidiaries’, note 31 ‘Investments accounted for using the equity method’ and note 32 ‘Interests in joint operations’.
Subsidiaries:
The Financial Statements of the Group include the consolidation of BHP Group Limited, BHP Group Plc and their respective subsidiaries, being the entities controlled by the parent entities during the year. Control exists where the Group:

•	is exposed to, or has rights to, variable returns from its involvement with the entity

•	has the ability to affect those returns through its power to direct the activities of the entity
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

•
Joint ventures:
A joint venture is a joint arrangement in which the parties that share joint control have rights to the net assets of the arrangement. A separate vehicle, not the parties, will have the rights to the assets and obligations for the liabilities relating to the arrangement. More than an insignificant share of output from a joint venture is sold to third parties, which indicates the joint venture is not dependent on the parties to the arrangement for funding, nor do the parties have an obligation for the liabilities of the arrangement. Joint ventures are accounted for using the equity accounting method.

Associates:
The Group accounts for investments in associates using the equity accounting method. An entity is considered an associate where the Group is deemed to have significant influence but not control or joint control. Significant influence is presumed to exist where the Group:

•	has over 20 per cent but less than 50 per cent of the voting rights of an entity, unless it can be clearly demonstrated that this is not the case or

•	holds less than 20 per cent of the voting rights of an entity; however, has the power to participate in the financial and operating policy decisions affecting the entity
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

Significant accounting policies, judgements and estimates

The Group has identified a number of accounting policies under which significant judgements, estimates and assumptions are made. All judgements, estimates and assumptions are based on the most current facts and circumstances and are reassessed on an ongoing basis. Actual results in future reporting periods may differ for these estimates under different assumptions and conditions.

Significant judgements and key estimates and assumptions made in applying these accounting policies are embedded within the following notes:

Note
4	Significant events – Samarco dam failure
6	Taxation
10	Inventories
11	Exploration and evaluation
11	Development expenditure
11	Overburden removal costs
11	Depreciation of property, plant and equipment
13	Impairments of non-current assets
15	Closure and rehabilitation provisions
21	Leases

The Samarco dam failure, impairment assessments and closure and rehabilitation provisions have been identified as areas involving significant judgement and where changes to key estimates and assumptions may materially affect financial results and the carrying amount of assets and liabilities to be reported in the next reporting period. Additional information including sensitivity analysis, where appropriate, has been provided in the relevant notes to enhance an understanding of the impact of key estimates and assumptions on the Group’s financial position and performance.

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

Additional information on the Group’s mineral and oil and gas reserves can be viewed within section 4.6.

Section 4.6 is unaudited and does not form part of these Financial Statements.

Reserve impact on financial reporting

Estimates of reserves may change from
period-to-period
as the economic assumptions used to estimate reserves change and additional geological data is generated during the course of operations. Changes in reserves may affect the Group’s financial results and financial position in a number of ways, including:

• asset carrying values may be affected due to changes in estimated future production levels

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
COVID-19
pandemic
The Group continues to actively monitor the impact of the
COVID-19
pandemic, including the impact on economic activity and financial reporting. During the period the Group continued to experience lower volumes at certain of its operated assets and to incur incremental directly attributable costs including those associated with the increased provision of health and hygiene services, the impacts of maintaining social distancing requirements and demurrage and other standby charges related to delays caused by
COVID-19.
These incremental costs have been classified as an exceptional item, as outlined in note 3 ‘Exceptional items’.
As the pandemic continues to evolve, with the extent and timing of impacts varying across the Group’s key operating locations, it remains difficult to predict the full extent and duration of resulting operational and economic impacts for the Group. This uncertainty impacts judgements made by the Group, including those relating to assessing collectability of receivables and determining the recoverable values of the Group’s non-current
assets as outlined in notes 8 ‘Trade and other receivables’ and 13 ‘Impairment of non-current assets’, respectively. Given the uncertainty associated with the pandemic, management assesses the appropriate financial treatment and disclosure of COVID-19 impacts each reporting period.
The ongoing uncertainty has also been considered in the Group’s assessment of the appropriateness of adopting the going concern basis of preparation of the Consolidated Financial Statements. In assessing the appropriateness of the going concern assumption over the going concern period, management have stress tested BHP’s most recent financial projections to incorporate a range of potential future outcomes by considering BHP’s principal risks. The Group’s financial forecasts, including downside commodity price and production scenarios, demonstrate that the Group believes that it has sufficient financial resources to meet its obligations as they fall due throughout the going concern period. As such, the Consolidated Financial Statements continue to be prepared on the going concern basis.

Climate change
The Group continues to develop its assessment of the potential impacts of climate change and the transition to a low carbon economy. The Group’s current climate change strategy focuses on reducing operational greenhouse gas (GHG) emissions, investing in low emissions technologies, supporting emissions reductions in our value chain and promoting product stewardship, managing climate-related risk and opportunity, and working with others to enhance the global policy and market response. Future changes to the Group’s climate change strategy or global decarbonisation signposts may impact the Group’s significant judgements and key estimates and result in material changes to financial results and the carrying values of certain assets and liabilities in future reporting periods.
The Group’s current climate change strategy is reflected in the Group’s significant judgements and key estimates, and therefore the Financial Statements, as follows:
Transition risks
The Group’s targets and goals
As part of its response to the Paris Agreement goals, the Group has set a target to reduce its operational GHG emissions (Scope 1 and Scope 2 from our operated assets) by at least 30 per cent from FY2020 levels by FY2030 and a goal to achieve net zero operational GHG emissions by 2050. For the FY2030 target, the FY2020 baseline will be adjusted for any material acquisitions and divestments based on GHG emissions at the time of the transaction, and carbon offsets will be used as required. Emissions reduction projects aimed at contributing to the achievement of the Group’s operational GHG emissions target and goal have been incorporated into the forecast cash flows of the Group’s assets. The Group’s offset strategy is currently being managed at a consolidated Group level and therefore is not currently incorporated into the forecast cash flows of individual assets. Any change to the Group’s climate change strategy could impact these forecasts and the Group’s significant judgements and key estimates.
The Group continues to invest, including in partnership with others, in emissions reduction projects and technology innovation and development in its value chain to support reductions to its total reported Scope 3 GHG emissions inventory. However, while we seek to influence, Scope 3 emissions occur outside of our direct control. Reduction pathways are dependent on the development and upstream or downstream deployment of solutions and/or supportive policy. It is therefore currently not possible to reliably estimate or measure the full potential financial statement impacts of the Group’s pursuit of its Scope 3 goals and targets.
Expenditure under the Climate Investment Program (CIP) which, as announced by the Group in July 2019, aims to invest at least US$400 million over the CIP’s five-year life in emissions reduction projects across the Group’s operated assets and value chain, is recognised in the relevant year of expenditure.
Global transition signposts and commodity impacts
In addition to the Group’s targets and goals, significant judgements and key estimates are also impacted by the Group’s current assessment of the range of economic and climate related conditions that could exist in transitioning to a low carbon economy, considering the current trajectory of society and the global economy as a whole. Despite recent progress, all 1.5°C pathways to 2050 represent a major departure from today’s global trajectory and the Group does not believe the technological, regulatory, or economic foundations for a rapid transition to net zero emissions are currently in place. Acknowledging these signposts, the Group’s current best estimate of the potential impacts of climate change and the transition to a low carbon economy are reflected in the following two scenarios, which consider existing policies, trends and commitments and the Group’s view of the most likely range of futures for the global economy and associated sub-systems:

•
Central Energy View:
reflects, and is periodically updated to respond to, existing policy trends and commitments and currently tracks to approximately 3°C temperature increase above pre-industrial levels by 2100

•
Lower Carbon View:
currently tracks to approximately 2.5°C temperature increase by 2100, and accelerates decarbonisation trends and policies, particularly in easier-to-abate sectors such as power generation and light duty vehicles

These two scenarios are reviewed periodically to reflect new information.
These scenarios are currently being used as inputs to the Group’s planning cases, informing updates to the Group’s supply, demand and price forecasts, capital allocation and portfolio decisions. As such, these scenarios impact certain significant judgements and key estimates, including the determination of the valuation of assets and potential impairment charges (notes 11 ‘Property, plant and equipment’ and 13 ‘Impairment of non-current assets’), the estimation of the remaining useful economic life of assets for depreciation purposes (note 11 ‘Property, plant and equipment’), the timing of closure and rehabilitation activities (note 15 ‘Closure and rehabilitation provisions’) and the recoverability of certain deferred tax assets (note 14 ‘Deferred tax balances’).
The Group continues to monitor global decarbonisation signposts and update its planning cases accordingly. Where such signposts indicate the appropriate measures are in place for achievement of a 1.5ºC Paris-aligned scenario, this will be reflected in the Group’s planning cases.
Sensitivity to demand for fossil fuels
The Group acknowledges that there are a range of possible energy transition scenarios, including those that are aligned with the Paris Agreement goals, that may indicate different outcomes for individual commodities. While not currently an input to the Group’s planning cases, the resilience of the Group’s portfolio to a 1.5°C Paris-aligned scenario (the Group’s 1.5°C Paris-aligned scenario) has been considered, including the impact of Paris-aligned commodity price outlooks under that scenario on the Group’s latest asset plans. Although all potential financial reporting consequences under the Group’s 1.5°C Paris-aligned scenario are currently impracticable to fully assess, the long-term commodity price outlooks under this scenario are either largely consistent with or favourable to the price outlooks in the Group’s current planning cases, with the exception of energy coal, oil and natural gas.
There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate and none of the scenarios considered constitutes a definitive outcome for the Group.
The long-term commodity price outlooks under the Group’s 1.5°C Paris-aligned scenario, excluding energy coal, oil and natural gas, reflect:

•	Copper and nickel benefiting from the dramatic pace of electrification over and above the Group’s current planning cases

•	Iron ore growth underpinned by the benefit to steel demand from the construction of renewables, particularly wind power

•	Potash growth reflecting the potential for greater penetration of biofuels

•	Metallurgical coal supported by the limited alternatives in steelmaking over the scenario timeframe

Given the positive long-term price outlooks for these commodities, the Group currently considers that a material adverse change is not expected to the valuation, and remaining useful life, of assets and discounting of closure and rehabilitation provisions for assets relating to these commodities under its 1.5°C Paris-aligned scenario.
For energy coal, oil and natural gas, long-term commodity price outlooks under the Group’s 1.5°C Paris-aligned scenario are unfavourable to the price outlooks in the Group’s current planning cases. However, recent portfolio announcements and impairments recognised in FY2021 limit the exposure of the carrying value of the Group’s assets to long-term commodity prices for energy coal, oil and natural gas, as:

•	the Group has announced a merger proposal to combine the Group’s petroleum business with Woodside

•	the Group has announced the signing of a Sale and Purchase Agreement to divest the Group’s 33.3 per cent interest in Cerrejón

•	following impairments recognised in FY2021, the carrying value of the Group’s NSWEC assets is no longer material
Further, as management would alter its operating and investment plans in such a pricing environment for these assets to mitigate cash flow and valuation impacts, it is currently impracticable to fully assess the potential impacts on the significant judgements and key estimates used in the preparation of the Group’s Financial Statements. However, given the factors outlined above, NSWEC closure provisions are considered the liabilities most susceptible to the long-term impacts of the Group’s 1.5°C Paris-aligned scenario as reserves may become incapable of extraction in an economically viable fashion prior to the current best estimate of remaining useful life. In such a scenario, closure activity may be performed earlier than the Group’s current best estimate, impacting the closure provision.
Physical risks
The Group is progressing work to assess the potential impact of physical risks of climate change in line with the Group’s Risk Management Framework. Given the ongoing nature of the Group’s physical risk assessment process, inclusion of adaptation risk in the Group’s operating plans, and associated asset valuations, is currently limited. As the Group progresses its adaptation strategy, the identification of additional risks or the detailed development of the Group’s response may result in material changes to financial results and the carrying values of assets and liabilities in future reporting periods.

3.1.6    Notes to the Financial Statements
Performance
1    Segment reporting
Reportable segments
The Group operated four reportable segments during FY2021, which are aligned with the commodities that are extracted and marketed and reflect the structure used by the Group’s management to assess the performance of the Group.

Reportable segment	Principal activities

Petroleum	Exploration, development and production of oil and gas

Copper	Mining of copper, silver, zinc, molybdenum, uranium and gold

Iron Ore	Mining of iron ore

Coal	Mining of metallurgical coal and energy coal
Unless otherwise noted, the segment reporting information for the year ended 30 June 2019 excludes Discontinued operations, being the Petroleum Onshore US operations comprising the Eagle Ford, Haynesville, Permian and Fayetteville oil and gas assets.
Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West and legacy assets, and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third-parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments.
Total assets and total liabilities for FY2020 and FY2019 have been restated to reflect changes to the Group’s accounting policy following a decision by the IFRS Interpretations Committee on IAS 12/AASB 112 ‘Income Taxes’ (IAS 12), resulting in the retrospective recognition of US$950 million of Goodwill at Olympic Dam (included in the Copper Segment) and an offsetting US$1,021 million increase in Deferred tax liabilities (included in Group and unallocated). Refer to note 39 ‘New and amended accounting standards and interpretations and changes to accounting policies’ for further information.

Year ended 30 June 2021 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	3,895	15,726	34,475	5,154	1,567	60,817
Inter-segment revenue	51	–	–	–	(51)	–

Total revenue	3,946	15,726	34,475	5,154	1,516	60,817

Underlying EBITDA	2,300	8,489	26,278	288	24	37,379

Depreciation and amortisation	(1,739)	(1,608)	(1,971)	(845)	(661)	(6,824)
Impairment losses (1)	(128)	(72)	(13)	(20)	(31)	(264)

Underlying EBIT	433	6,809	24,294	(577)	(668)	30,291

Exceptional items (2)	(47)	(144)	(1,319)	(1,567)	(1,308)	(4,385)
Net finance costs						(1,305)

Profit before taxation						24,601

Capital expenditure (cash basis)	994	2,180	2,188	579	665	6,606

(Loss)/profit from equity accounted investments, related impairments and expenses	(6)	692	(1,126)	(480)	(1)	(921)

Investments accounted for using the equity method	253	1,482	–	–	7	1,742

Total assets	13,775	31,517	26,171	11,030	26,434	108,927

Total liabilities	5,811	4,589	7,508	3,518	31,896	53,322

F-1
1

Year ended 30 June 2020 US$M Restated	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	4,008	10,666	20,797	6,241	1,219	42,931
Inter-segment revenue	62	–	–	1	(63)	–

Total revenue	4,070	10,666	20,797	6,242	1,156	42,931

Underlying EBITDA	2,207	4,347	14,554	1,632	(669)	22,071

Depreciation and amortisation	(1,445)	(1,740)	(1,608)	(807)	(512)	(6,112)
Impairment losses (1)	(12)	(17)	(22)	(14)	(20)	(85)

Underlying EBIT	750	2,590	12,924	811	(1,201)	15,874

Exceptional items (2)	(6)	(1,228)	(614)	(18)	413	(1,453)
Net finance costs						(911)

Profit before taxation						13,510

Capital expenditure (cash basis)	909	2,434	2,328	603	626	6,900

(Loss)/profit from equity accounted investments, related impairments and expenses	(4)	67	(508)	(68)	1	(512)

Investments accounted for using the equity method	245	1,558	–	776	6	2,585

Total assets (3)	13,071	28,892	23,841	12,110	27,819	105,733

Total liabilities (3)	4,824	3,535	5,441	2,601	37,157	53,558

Year ended 30 June 2019 US$M Restated	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	5,853	10,838	17,251	9,121	1,225	44,288
Inter-segment revenue	77	–	4	–	(81)	–

Total revenue	5,930	10,838	17,255	9,121	1,144	44,288

Underlying EBITDA	4,061	4,550	11,129	4,067	(649)	23,158

Depreciation and amortisatio n	(1,560)	(1,835)	(1,653)	(632)	(149)	(5,829)
Impairment losses (1)	(21)	(128)	(79)	(35)	(1)	(264)

Underlying EBIT	2,480	2,587	9,397	3,400	(799)	17,065

Exceptional items (2)	–	–	(971)	–	19	(952)
Net finance costs						(1,064)
Profit before taxation						15,049

Capital expenditure (cash basis)	645	2,735	1,611	655	604	6,250

(Loss)/profit from equity accounted investments, related impairments and expenses	(2)	303	(945)	103	(5)	(546)

Investments accounted for using the equity method	239	1,472	–	853	5	2,569

Total assets (3)	12,434	28,378	22,592	12,124	26,283	101,811

Total liabilities (3)	4,102	3,340	5,106	2,450	35,060	50,058

(1)	Impairment losses exclude exceptional items of US$2,371 million (2020: US$409 million; 2019: US$ nil).

(2)
Exceptional items reported in Group and unallocated include Samarco dam failure costs of US$(14) million (2020: US$(32) million; 2019: US$(31) million) and Samarco related other income of US$34 million (2020: US$489 million; 2019: US$50 million). Refer to note 3 ‘Exceptional items’ for further information.

(3)
Total assets and total liabilities of FY2020 and FY2019 have been restated to reflect changes to the Group’s accounting policy. Refer to note 39 ‘New and amended accounting standards and interpretations and changes to accounting policies’ for further information.

F-1
2

Geographical information

	Revenue by location of customer
	2021	2020	2019
	US$M	US$M	US$M
Australia	2,951	2,232	2,568
Europe	1,050	1,156	1,875
China	39,727	26,576	24,274
Japan	4,808	3,904	4,193
India	2,189	1,475	2,479
South Korea	3,436	2,666	2,550
Rest of Asia	3,603	2,583	2,940
North America	2,432	1,827	2,442
South America	426	315	662
Rest of world	195	197	305

	60,817	42,931	44,288

	Non-current assets by location of assets (1)
	2021	2020	2019
	US$M	US$M	US$M
		Restated	Restated
Australia	48,612	48,236	45,963
North America	9,701	9,682	8,633
South America	18,548	18,179	18,404
Rest of world	1,851	1,955	371
Unallocated assets (2)	3,522	6,210	5,067

	82,234	84,262	78,438

(1)
FY2020 and FY2019 have been restated to reflect changes to the Group’s accounting policy following a decision by the IFRS Interpretations Committee on IAS 12 ‘Income Taxes’, resulting in the retrospective recognition of US$950 million of Goodwill at Olympic Dam. Refer to note 39 ‘New and amended accounting standards and interpretations and changes to accounting policies’ for further information.

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
Exceptional items are excluded from Underlying EBITDA in order to enhance the comparability of such measures from period-to-period
and provide investors with further clarity in order to assess the performance of the Group’s operations. Management monitors exceptional items separately. Refer to note 3 ‘Exceptional items’ for additional detail.
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

F-1
3

2    Revenue
Revenue by segment and asset

	2021	2020	2019
	US$M	US$M	US$M
Australia Production Unit	327	361	507
Bass Strait	1,066	1,102	1,237
North West Shelf	893	1,076	1,657
Atlantis	560	561	979
Shenzi	417	277	540
Mad Dog	231	216	319
Trinidad/Tobago	204	191	287
Algeria	164	159	258
Third-party products	11	39	10
Other	73	88	136

Total Petroleum (1)	3,946	4,070	5,930

Escondida	9,470	6,719	6,876
Pampa Norte	1,801	1,395	1,502
Olympic Dam	2,211	1,463	1,351
Third-party products	2,244	1,089	1,109

Total Copper (2)	15,726	10,666	10,838

Western Australia Iron Ore	34,337	20,663	17,066
Third-party products	18	15	32
Other	120	119	157

Total Iron Ore	34,475	20,797	17,255

Queensland Coal	4,315	5,357	7,679
New South Wales Energy Coal	839	885	1,421
Third-party products	–	–	19
Other	–	–	2

Total Coal (3)	5,154	6,242	9,121

Group and unallocated items (4)	1,567	1,219	1,225
Inter-segment adjustment	(51)	(63)	(81)

Total revenue	60,817	42,931	44,288

(1)
Total Petroleum revenue includes: crude oil US$2,013 million (2020: US$2,033 million; 2019: US$3,171 million), natural gas US$977 million (2020: US$980 million; 2019: US$1,259 million), LNG US$682 million (2020: US$774 million; 2019: US$1,179 million), NGL US$212 million (2020: US$198 million; 2019: US$263 million) and other US$62 million (2020: US$85 million; 2019: US$58 million).

(2)
Total Copper revenue includes: copper US$14,812 million (2020: US$10,044 million; 2019: US$10,215 million) and other US$914 million (2020: US$622 million; 2019: US$623 million). Other consists of silver, zinc, molybdenum, uranium and gold.

(3)	Total Coal revenue includes: metallurgical coal US$4,260 million (2020: US$5,311 million; 2019: US$7,568 million) and energy coal US$894 million (2020: US$931 million; 2019: US$1,553 million).

(4)	Group and unallocated items revenue includes: Nickel West US$1,545 million (2020: US$1,189 million; 2019: US$1,193 million) and other revenue US$22 million (2020: US$30 million; 2019: US$32 million).
Revenue consists of revenue from contracts with customers of US$59,302 million (2020: US$43,087 million; 2019: US$44,361 million) and other revenue of US$1,515 million (2020: US$(156) million; 2019: US$(73) million).
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

F-1
4

For commodity sales contracts, each individual metric unit is a separate performance obligation. Where the Group has contracts with unfulfilled performance obligations at period-end, it is required to disclose the transaction price allocated to these performance obligations. The Group applies the practical expedient to not disclose this information for contracts with an expected duration of one year or less. The Group has a number of long-term contracts which are primarily priced on variable terms, based on quoted index prices near the time of delivery, and at times include fixed pricing components. Fixed pricing components, such as premiums and other charges, do not represent a significant proportion of the total price. Any estimate of the future transaction price would exclude estimated amounts of variable consideration. The amount of future consideration from fixed pricing components has not been disclosed, as the Group does not consider this relevant or useful information.
3    Exceptional items
Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Financial Statements. Such items included within the Group’s profit from Continuing operations for the year are detailed below.

Year ended 30 June 2021	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Samarco dam failure	(1,087)	(71)	(1,158)
COVID-19 related costs	(546)	146	(400)
Impairment of Energy coal assets	(1,523)	(651)	(2,174)
Impairment of Potash assets	(1,314)	(751)	(2,065)

Total	(4,470)	(1,327)	(5,797)

Attributable to non-controlling interest s	(34)	10	(24)
Attributable to BHP shareholders	(4,436)	(1,337)	(5,773)

Samarco Mineração S.A. (Samarco) dam failure
The FY2021 exceptional loss of US$1,158 million (after tax) related to the Samarco dam failure in November 2015 comprises the following:

Year ended 30 June 2021	US$M
Other income	34
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(46)
Loss from equity accounted investments, related impairments and expenses:
Samarco impairment expense	(111)
Samarco Germano dam decommissioning	(15)
Samarco dam failure provision	(1,000)
Fair value change on forward exchange derivative s	136
Net finance costs	(85)
Income tax expense	(71)

Total (1)	(1,158)

(1)	Refer to note 4 ‘Significant events – Samarco dam failure’ for further information.
COVID-19
related costs
COVID-19
is considered a single protracted globally pervasive event with financial impacts being experienced over a number of reporting periods. The exceptional item reflects the directly attributable
COVID-19
pandemic related additional costs for the Group for the year ended 30 June 2021, including costs associated with the increased provision of health and hygiene services, the impacts of maintaining social distancing requirements and demurrage and other standby charges related to delays caused by
COVID-19.
Impairment of Energy coal assets
The Group recognised an impairment charge of US$1,704 million (after tax) in relation to New South Wales Energy Coal (NSWEC) reflecting the status of the divestment process and current market conditions for thermal coal, the strengthening Australian dollar and changes to the mine plan.
In addition, the Group recognised an impairment charge of US$470 million (after tax) for Cerrejón, reflecting the expected net sales proceeds. Refer to note 13 ‘Impairment of non-current assets’ for further information on the pre-tax impairment.

F-1
5

Impairment of Potash assets
The Group recognised an impairment charge of US$2,065 million (after tax) in relation to Potash. The impairment charge reflects an analysis of recent market perspectives and the value that we would now expect a market participant to attribute to our investments to date. Refer to note 13 ‘Impairment of non-current assets’ for further information on the pre-tax impairment.
The exceptional items relating to the year ended 30 June 2020 and the year ended 30 June 2019 are detailed below.
30 June 2020

Year ended 30 June 2020	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Samarco dam failure	(176)	–	(176)
Cancellation of power contracts	(778)	271	(507)
COVID-19 related costs	(183)	53	(130)
Cerro Colorado impairment	(409)	(83)	(492)

Total	(1,546)	241	(1,305)

Attributable to non-controlling interest s	(291)	90	(201)
Attributable to BHP shareholders	(1,255)	151	(1,104)

Samarco Mineração S.A. (Samarco) dam failure
The FY2020 exceptional loss of US$176 million related to the Samarco dam failure in November 2015 comprises the following:

Year ended 30 June 2020	US$M
Other income	489
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(64)
Loss from equity accounted investments, related impairments and expenses:
Samarco impairment expense	(95)
Samarco Germano dam decommissioning	46
Samarco dam failure provision	(459)
Net finance costs	(93)

Total (1)	(176)

(1)	Refer to note 4 ‘Significant events – Samarco dam failure’ for further information.
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
Exceptional items by categor y
Samarco dam failure	(1,060)	–	(1,060)
Global taxation matters	–	242	242

Total	(1,060)	242	(818)

Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(1,060)	242	(818)

F-1
6

Samarco Mineração S.A. (Samarco) dam failure
The FY2019 exceptional loss of US$1,060 million related to the Samarco dam failure in November 2015 comprises the following:

Year ended 30 June 2019	US$M
Other income	50
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(57)
Loss from equity accounted investments, related impairments and expenses:
Samarco impairment expense	(96)
Samarco Germano dam decommissionin g	(263)
Samarco dam failure provision	(586)
Net finance costs	(108)

Total (1)	(1,060)

(1)	Refer to note 4 ‘Significant events – Samarco dam failure’ for further information.
Global taxation matters
Global taxation matters includes amounts released from provisions for tax matters and other claims resolved during the period.

F-1
7

4    Significant events – Samarco dam failure
On 5 November 2015, the Samarco Mineração S.A. (Samarco) iron ore operation in Minas Gerais, Brazil, experienced a tailings dam failure that resulted in a release of mine tailings, flooding the communities of Bento Rodrigues, Gesteira and Paracatu and impacting other communities downstream (the Samarco dam failure). Refer to section 1.15 ‘Samarco’.
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
The financial impacts of the Samarco dam failure on the Group’s income statement, balance sheet and cash flow statement for the year ended 30 June 2021 are shown in the tables below and have been treated as an exceptional item.

Financial impacts of Samarco dam failure	2021	2020	2019
	US$M	US$M	US$M
Income statement
Other income (1)	34	489	50
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure (2)	(46)	(64)	(57)
Loss from equity accounted investments, related impairments and expenses:
Samarco impairment expense (3)	(111)	(95)	(96)
Samarco Germano dam decommissioning (4)	(15)	46	(263)
Samarco dam failure provision (5)	(1,000)	(459)	(586)
Fair value change on forward exchange derivatives (6)	136	–	–

Loss from operation s	(1,002)	(83)	(952)
Net finance costs (7)	(85)	(93)	(108)

Loss before taxation	(1,087)	(176)	(1,060)
Income tax expense (8)	(71)	–	–

Loss after taxation	(1,158)	(176)	(1,060)

Balance sheet movement
Trade and other payables	(5)	(5)	4
Derivatives	136	–	–
Tax liabilities	(71)	–	–
Provisions	(741)	(137)	(629)

Net liabilities	(681)	(142)	(625)

		2021		2020		2019
		US$M		US$M		US$M
Cash flow statement
Loss before taxatio n		(1,087)		(176)		(1,060)
Adjustments for:
Samarco impairment expense (3)	111		95		96
Samarco Germano dam decommissioning (4)	15		(46)		263
Samarco dam failure provision (5)	1,000		459		586
Fair value change on forward exchange derivatives (6)	(136)		–		–
Net finance costs (7)	85		93		108
Changes in assets and liabilities:
Trade and other payables	5		5		(4)
Net operating cash flows		(7)		430		(11)

Net investment and funding of equity accounted investments (9)		(470)		(464)		(424)

Net investing cash flows		(470)		(464)		(424)

Net decrease in cash and cash equivalents		(477)		(34)		(435)

(1)	Proceeds from insurance settlements.

(2)	Includes legal and advisor costs incurred.

(3)	Impairment expense from working capital funding provided during the period.

(4)	US$(6) million (2020: US$37 million; 2019: US$263 million) change in estimate and US$21 million (2020: US$(83) million; 2019: US$ nil) exchange translation.

(5)	US$842 million (2020: US$916 million; 2019: US$579 million) change in estimate and US$158 million (2020: US$(457) million; 2019: US$7 million) exchange translation.

(6)
During the period the Group entered into forward exchange contracts to limit the Brazilian reais exposure on the dam failure provisions. While not applying hedge accounting, the fair value changes in the forward exchange instruments are recorded within Loss from equity accounted investments, related impairments and expenses in the Income Statement.

(7)	Amortisation of discounting of provision.

(8)	Includes tax on forward exchange derivatives and other taxes incurred during the period.

(9)
Includes US$(111) million (2020: US$(95) million; 2019: US$(96) million) funding provided during the period, US$(351) million (2020: US$(365) million; 2019: US$(328) million) utilisation of the Samarco dam failure provision, and US$(8) million (2020: US$(4) million; 2019: US$ nil) utilisation of the Samarco Germano decommissioning provision.

F-1
8

Equity accounted investment in Samarco
BHP Brasil’s investment in Samarco remains at US$ nil. BHP Brasil provided US$111 million funding under a working capital facility during the period and recognised impairment losses of US$111 million. No dividends have been received by BHP Brasil from Samarco during the period and Samarco currently does not have profits available for distribution.
Provisions related to the Samarco dam failure

		2021		2020
		US$M		US$M
At the beginning of the financial year		2,051		1,914
Movement in provisions		741		137
Comprising:
Utilised	(359)		(369)
Adjustments charged to the income statement:
Change in estimate - Samarco dam failure provision	842		916
Change in estimate - Samarco Germano dam decommissionin g	(6)		37
Amortisation of discounting impacting net finance costs	85		93
Exchange translation	179		(540)

At the end of the financial year		2,792		2,051

Comprising:
Current		1,206		896
Non-current		1,586		1,155

At the end of the financial year		2,792		2,051

Comprising:
Samarco dam failure provision		2,560		1,824
Samarco Germano dam decommissioning provision		232		227

Samarco dam failure provisions and contingencies
As at 30 June 2021, BHP Brasil has identified provisions and contingent liabilities arising as a consequence of the Samarco dam failure as follows:
Provisions
Provision for Samarco dam failure
On 2 March 2016, BHP Brasil, Samarco and Vale, entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish a foundation (Fundação Renova) that is developing and executing environmental and socio-economic programs (Programs) to remediate and provide compensation for damage caused by the Samarco dam failure. Key Programs include those for financial assistance and compensation of impacted persons, including fisherfolk impacted by the dam failure, and those for remediation of impacted areas and resettlement of impacted communities. A committee (Interfederative Committee) comprising representatives from the Brazilian Federal and State Governments, local municipalities, environmental agencies, impacted communities and Public Defence Office oversees the activities of the Fundação Renova in order to monitor, guide and assess the progress of actions agreed in the Framework Agreement. In addition, the 12th Federal Court is supervising the work of the Fundação Renova and the Court’s decisions have been considered in the Samarco dam failure provision change in estimate. Any future decisions will be analysed for impacts on the provision at the time of any decision.
The term of the Framework Agreement is 15 years, renewable for periods of one year successively until all obligations under the Framework Agreement have been performed. Under the Framework Agreement, Samarco has primary responsibility for funding Fundação Renova’s annual calendar year budget for the duration of the Framework Agreement. The funding amounts for each calendar year will be dependent on the remediation and compensation projects to be undertaken in a particular year. Annual contributions may be reviewed under the Framework Agreement. To the extent that Samarco does not meet its funding obligations, each of BHP Brasil and Vale have secondary funding obligations under the Framework Agreement in proportion to its 50 per cent shareholding in Samarco.
Samarco began to gradually recommence operations in December 2020, however, there remains significant uncertainty regarding Samarco’s long-term cash flow generation. In light of these uncertainties and based on currently available information, BHP Brasil’s provision for its obligations under the Framework Agreement Programs is US$2.6 billion before tax and after discounting at 30 June 2021 (30 June 2020: US$1.8 billion).
Under a Governance Agreement ratified on 8 August 2018, BHP Brasil, Samarco and Vale were to establish a process to renegotiate the Programs over two years to progress settlement of the R$155 billion (approximately US$30 billion) Federal Public Prosecution Office claim (described below). Pre-requisites established in the Governance Agreement, for re-negotiation of the Framework Agreement were not implemented during the two year period and on 30 September 2020, Brazilian Federal and State prosecutors and public defenders filed a request for the immediate resumption of the R$155 billion (approximately US$30 billion) claim, which has been suspended from the date of ratification of the Governance Agreement. The claim remains suspended after the parties to the claim agreed to continue the suspension on 19 March 2021. BHP Brasil, Samarco, Vale and Federal and State prosecutors have been engaging in negotiations to seek a definitive and substantive settlement of the obligations under the Framework Agreement and the R$155 billion (approximately US$30 billion) Federal Public Prosecution Office claim. It is not possible to provide a range of outcomes or a reliable estimate of potential settlement outcomes and there is a risk that a negotiated outcome may be materially higher than amounts currently reflected in the Samarco dam failure provision. Until any revisions to the Programs are agreed, Fundação Renova will continue to implement the Programs in accordance with the terms of the Framework Agreement and the Governance Agreement.
BHP Brasil, Samarco and Vale are required to maintain security of an amount equal to the Fundação Renova’s annual budget up to a limit of R$2.2 billion (approximately US$440 million). The security currently comprises R$1.3 billion (approximately US$260 million) in insurance bonds and a charge of R$800 million (approximately US$160 million) over Samarco’s assets. A further R$100 million (approximately US$20 million) in liquid assets previously maintained as security was released for
COVID-19
related response efforts in Brazil.

Samarco Germano dam decommissioning
Samarco is currently progressing plans for the accelerated decommissioning of its upstream tailings dams (the Germano dam complex). Given the significant uncertainties surrounding Samarco’s long-term cash flow generation, BHP Brasil’s provision for a 50 per cent share of the expected Germano decommissioning costs is US$232 million (30 June 2020: US$227 million). The decommissioning is at an early stage and as a result, further engineering work and required validation by Brazilian authorities could lead to changes to estimates in future reporting periods.

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

Management has determined that a provision can only be recognised for obligations under the Framework Agreement and Samarco Germano dam decommissioning as at 30 June 2021. It is not yet possible to provide a range of possible outcomes or a reliable estimate of potential future exposures to BHP in connection to the contingent liabilities noted below, given their status.

Estimates

The provisions for Samarco dam failure and Samarco Germano dam decommissioning currently reflect the estimated remaining costs to complete Programs under the Framework Agreement and estimated costs to complete the Germano dam decommissioning and require the use of significant judgements, estimates and assumptions. Based on current estimates, it is expected that approximately 85 per cent of remaining costs for Programs under the Framework Agreement will be incurred by December 2023.

While the provisions have been measured based on latest information available, likely changes in facts and circumstances in future reporting periods may lead to material revisions to these estimates. However, it is currently not possible to determine what facts and circumstances may change, therefore revisions in future reporting periods due to the key estimates and factors outlined below cannot be reliably measured.

The key estimates that may have a material impact upon the provisions in the next and future reporting periods include:

•	number of people eligible for financial assistance and compensation and the corresponding amount of expected compensation

•	costs to complete key infrastructure programs, including resettlement of the Bento Rodrigues, Gesteira and Paracatu communities

The provisions may also be affected by factors including but not limited to:

•	resolution of existing and potential legal claims in Brazil and other jurisdictions, including the impact of ongoing settlement negotiations and outcome of the United Kingdom group action complaint

•	potential changes in scope of work and funding amounts required under the Framework Agreement including the impact of the decisions of the Interfederative Committee along with further technical analysis, community participation required under the Governance Agreement and rulings made by the 12 th
Federal Court

•	the outcome of ongoing negotiations with State and Federal Prosecutors, including review of Fundação Renova’s Programs as provided in the Governance Agreement

•	actual costs incurred

•	resolution of uncertainty in respect of the nature and extent of Samarco’s long-term cash generation

•	costs to complete the Germano dam decommissioning

•	updates to discount and foreign exchange rates

•	the outcomes of Samarco’s judicial reorganisation (defined below).

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
Federal Public Prosecution Office claim
BHP Brasil is among the defendants named in a claim brought by the Federal Public Prosecution Office on 3 May 2016, seeking R$155 billion (approximately US$30 billion) for reparation, compensation and moral damages in relation to the Samarco dam failure.
The 12th Federal Court previously suspended the Federal Public Prosecution Office claim, including a R$7.7 billion (approximately US$1.5 billion) injunction request. On 30 September 2020, Brazilian Federal and State prosecutors and public defenders filed a request for the immediate resumption of the R$155 billion (approximately US$30 billion) claim, which has been suspended since the date of ratification of the Governance Agreement. The claim remains suspended after the parties to the claim agreed to continue the suspension on 19 March 2021.
BHP Brasil, Samarco, Vale and Federal and State prosecutors have been engaging in negotiations to seek a definitive and substantive settlement of the obligations under the Framework Agreement and the R$155 billion (approximately US$30 billion) Federal Public Prosecution Office claim. It is not possible to provide a range of outcomes or a reliable estimate of potential settlement outcomes and there is a risk that a negotiated outcome may be materially higher than amounts currently reflected in the Samarco dam failure provision.

F-2
0

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
The complaint, along with a second amended complaint, had previously been dismissed by the court. The plaintiff filed a motion for reconsideration, or leave to file a third amended complaint, which was denied by the court on 30 October 2019. The plaintiff appealed this decision, which was affirmed by the court of appeals in March 2021.
Australian class action complaint
BHP Group Ltd is named as a defendant in a shareholder class action filed in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Ltd on the Australian Securities Exchange or shares in BHP Group Plc on the London Stock Exchange and Johannesburg Stock Exchange in periods prior to the Samarco dam failure. The amount of damages sought is unspecified.
United Kingdom group action complaint
BHP Group Plc and BHP Group Ltd were named as defendants in group action claims for damages filed in the courts of England. These claims were filed on behalf of certain individuals, governments, businesses and communities in Brazil allegedly impacted by the Samarco dam failure. The amount of damages sought in these claims is unspecified. The complaint and a subsequent application for permission to appeal have been dismissed by the court, however an application by the claimants to reopen the proceedings was granted in July 2021, allowing the claimants to appeal previous dismissals of the claim.
Criminal charges
The Federal Prosecutors’ Office has filed criminal charges against BHP Brasil, Samarco and Vale and certain employees and former employees of BHP Brasil (Affected Individuals) in the Federal Court of Ponte Nova, Minas Gerais. On 3 March 2017, BHP Brasil filed its preliminary defences. The Federal Court terminated the charges against eight of the Affected Individuals. The Federal Prosecutors’ Office has appealed seven of those decisions with hearings of the appeals still pending. BHP Brasil rejects outright the charges against the company and the Affected Individuals and will defend the charges and fully support each of the Affected Individuals in their defence of the charges.
Other claims
Civil public actions filed by State Prosecutors in Minas Gerais (claiming damages of approximately R$7.5 billion, US$1.5 billion), State Prosecutors in Espírito Santo (claiming damages of approximately R$2 billion, US$400 million), and public defenders in Minas Gerais (claiming damages of approximately R$10 billion, US$2 billion), have been consolidated before the 12th Federal Court and suspended. The Governance Agreement provides for a process to review whether these civil public claims should be terminated or suspended.
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
BHP insurance
BHP has various third party general liability and directors and officers insurances for claims related to the Samarco dam failure made directly against BHP Brasil or other BHP entities, their directors and officers, including class actions. External insurers have been notified of the Samarco dam failure along with the third party claims and class actions referred to above. In the period since the dam failure to 30 June 2021, the Group has recognised US$573 million other income from general liability insurance proceeds relating to the dam failure. Recoveries related to general liability insurance are now considered complete.
As at 30 June 2021, an insurance receivable has not been recognised for any potential recoveries in respect of ongoing matters.
Commitments
Under the terms of the Samarco joint venture agreement, BHP Brasil does not have an existing obligation to fund Samarco.
BHP has agreed to fund a total of up to US$765 million for the Fundação Renova programs and Samarco’s working capital during calendar year 2021. This comprises up to US$725 million relating to Fundação Renova programs until 31 December 2021, which will be offset against the Group’s provision for the Samarco dam failure, and a short-term working capital facility of up to US$40 million to be made available to Samarco until 31 December 2021. Amounts related to Fundação Renova and Samarco working capital incurred in the six months to 30 June 2021 have been reflected in the utilisation of the provision and impairment expense respectively disclosed above.

F-2
1

Any additional requests for funding or future investment provided would be subject to a future decision by BHP, accounted for at that time.
Samarco judicial reorganisation
Samarco filed for judicial reorganisation (JR) in April 2021, with the Commercial Courts of Belo Horizonte, State of Minas Gerais, Brazil (JR Court), after multiple enforcement actions taken by certain creditors of Samarco. Samarco’s JR filing followed unsuccessful attempts to negotiate a debt restructure with certain financial creditors and multiple legal actions filed by those creditors which threatened Samarco’s operations. The JR is an insolvency proceeding with a means for Samarco to seek to restructure its financial debts and establish a sustainable financial position that allows Samarco to continue to rebuild its operations and strengthen its ability to meet its Fundação Renova funding obligations. Samarco’s operations are expected to continue during the JR and restructure process. The JR is not expected to affect Samarco’s obligation or commitment to make full redress for the 2015 Fundão dam failure, and is not expected to impact Fundação Renova’s ability to undertake that remediation and compensation. It is not possible to determine the outcomes of the JR or estimate any impact that the reorganisation may have for BHP Brasil, including its share of the Samarco dam failure provisions.

The following section includes disclosure required by IFRS of Samarco’s provisions, contingencies and other matters arising from the dam failure for matters in addition to the above-mentioned claims to which Samarco is a party.

Samarco

Dam failure related provisions and contingencies

In addition to its obligations under the Framework Agreement as at 30 June 2021, Samarco has recognised provisions of US$0.2 billion (30 June 2020: US$0.2 billion), based on currently available information. The magnitude, scope and timing of these additional costs are subject to a high degree of uncertainty and Samarco has indicated that it anticipates that it will incur future costs beyond those provided. These uncertainties are likely to continue for a significant period and changes to key assumptions could result in a material change to the amount of the provision in future reporting periods. Any such unrecognised obligations are therefore contingent liabilities and, at present, it is not practicable to estimate their magnitude or possible timing of payment. Accordingly, it is also not possible to provide a range of possible outcomes or a reliable estimate of total potential future exposures at this time.

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

Samarco insurance

Samarco has standalone insurance policies in place with Brazilian and global insurers. Insurers’ loss adjusters or claims representatives continue to investigate and assist with the claims process for matters not yet settled. As at 30 June 2021, an insurance receivable has not been recognised by Samarco in respect of ongoing matters.

Samarco commitments

At 30 June 2021, Samarco has commitments of US$0.7 billion (30 June 2020: US$0.4 billion). Following the dam failure Samarco invoked force majeure clauses in a number of long-term contracts with suppliers and service providers to suspend contractual obligations.

Samarco non-dam failure related contingent liabilities

The following non-dam failure related contingent liabilities pre-date and are unrelated to the Samarco dam failure. Samarco is currently contesting both of these matters in the Brazilian courts. Given the status of these tax matters, the timing of resolution and potential economic outflow for Samarco is uncertain.

Brazilian Social Contribution Levy

Samarco has received tax assessments for the alleged non-payment of Brazilian Social Contribution Levy for the calendar years 2007-2014 totalling approximately R$5.9 billion (approximately US$1.2 billion).

Brazilian corporate income tax rate

Samarco has received tax assessments for alleged incorrect calculation of Corporate Income Tax (IRPJ) in respect of the
2000-2003
and 2007-2014 income years totalling approximately R$4.6 billion (approximately US$0.9 billion).

F-2
2

5    Expenses and other income

	2021	2020	2019
	US$M	US$M	US$M
Employee benefits expense:
Wages, salaries and redundancies	4,399	3,706	3,683
Employee share awards	124	129	138
Social security costs	3	2	4
Pension and other post-retirement obligations	316	283	292
Less employee benefits expense classified as exploration and evaluation expenditure	(119)	(65)	(85)
Changes in inventories of finished goods and work in progress	(334)	(326)	496
Raw materials and consumables used	4,940	5,509	4,591
Freight and transportation	2,037	1,981	2,378
External services	5,260	4,404	4,745
Third-party commodity purchase s	2,230	1,139	1,069
Net foreign exchange losses/(gains)	310	(603)	(147)
Fair value change on derivatives (1)	145	422	8
Government royalties paid and payable	3,217	2,362	2,538
Exploration and evaluation expenditure incurred and expensed in the current period	430	517	516
Depreciation and amortisation expense	6,824	6,112	5,829
Net impairments:
Property, plant and equipment	2,583	494	250
Goodwill and other intangible assets	52	–	14
All other operating expenses	2,083	2,709	1,703

Total expenses	34,500	28,775	28,022

Insurance recoveries (2)	(46)	(489)	(57)
Other income (3)	(464)	(288)	(336)

Total other income	(510)	(777)	(393)

(1)
Fair value change on derivatives is principally related to commodity price contracts, foreign exchange contracts and embedded derivatives used in the ordinary course of business as well as derivatives used as part of the funding of dividends.

(2)	Insurance recoveries is principally related to claims received from Samarco dam failure. Refer to note 4 ‘Significant events – Samarco dam failure’ for further information.

(3)
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

F-2
3

6    Income tax expense

	2021	2020	2019
	US$M	US$M	US$M
Total taxation expense comprises:
Current tax expense	9,825	5,109	5,408
Deferred tax expense/(benefit)	1,325	(335)	121

	11,150	4,774	5,529

	2021	2020	2019
	US$M	US$M	US$M
Factors affecting income tax expense for the year
Income tax expense differs to the standard rate of corporation tax as follows:
Profit before taxation	24,601	13,510	15,049

Tax on profit at Australian prima facie tax rate of 30 per cent	7,380	4,053	4,515

Non-tax effected operating losses and capital gains (1)	3,112	707	742
Tax on remitted and unremitted foreign earnings	485	225	283
Tax effect of loss from equity accounted investments, related impairments and expenses (2)	317	154	164
Investment and development allowance	–	(99)	(94)
Tax rate changes	(1)	(8)	6
Amounts (over)/under provided in prior years	(11)	64	(21)
Recognition of previously unrecognised tax assets	(28)	(30)	(10)
Foreign exchange adjustments	(95)	20	(25)
Impact of tax rates applicable outside of Australia	(603)	(167)	(312)
Other	365	(211)	87

Income tax expense	10,921	4,708	5,335

Royalty-related taxation (net of income tax benefit)	229	66	194

Total taxation expense	11,150	4,774	5,529

(1)
Includes the tax impacts related to the exceptional impairments of NSWEC and Potash in the year ended 30 June 2021 and Cerro Colorado in the year ended 30 June 2020, as presented in note 3 ‘Exceptional items’. There were no exceptional impairments in the year ended 30 June 2019.

(2)
The loss from equity accounted investments, related impairments and expenses is net of income tax, with the exception of the Samarco forward exchange derivatives described in note 4 ‘Significant events – Samarco dam failure’. This item removes the prima facie tax effect on such loss, related impairments and expenses, excluding the impact of the Samarco forward exchange derivatives which are taxable.

Income tax recognised in other comprehensive income is as follows:

	2021	2020	2019
	US$M	US$M	US$M
Income tax effect of:
Items that may be reclassified subsequently to the income statement:
Hedges:
Gains/(losses) taken to equity	(259)	94	98
(Gains)/losses transferred to the income statement	252	(89)	(90)
Others	(1)	–	–
Income tax (charge)/credit relating to items that may be reclassified subsequently to the income statement	(8)	5	8

Items that will not be reclassified to the income statement:
Remeasurement gains/(losses) on pension and medical schemes	(21)	25	7
Others	1	1	12

Income tax (charge)/credit relating to items that will not be reclassified to the income statement	(20)	26	19

Total income tax (charge)/credit relating to components of other comprehensive income (1)	(28)	31	27

(1)
Included within total income tax relating to components of other comprehensive income is US$(28) million relating to deferred taxes and US$ nil relating to current taxes (2020: US$31 million and US$ nil; 2019: US$15 million and US$12 million).

F-2
4

Recognition and measurement
Taxation on the profit/(loss) for the year comprises current and deferred tax. Taxation is recognised in the income statement except to the extent that it relates to items recognised directly in equity or other comprehensive income, in which case the tax effect is also recognised in equity or other comprehensive income.

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

Deferred tax is not recognised for temporary differences relating to:

•   initial recognition of goodwill

•   initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit

•   investment in subsidiaries, associates and jointly controlled entities where the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future

Deferred tax is measured at the tax rates that are expected to be applied when the asset is realised or the liability is settled, based on the laws that have been enacted or substantively enacted at the reporting date.

Current and deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset and when the tax balances are related to taxes levied by the same tax authority and the Group intends to settle on a net basis, or realise the asset and settle the liability simultaneously.
Royalties and resource rent taxes are treated as taxation arrangements (impacting income tax expense/(benefit)) when they are imposed under government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for temporary differences. Obligations arising from royalty arrangements that do not satisfy these criteria are recognised as current liabilities and included in expenses.
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
Tax and royalty obligations assessed as having probable future economic outflows capable of reliable measurement are provided for as at 30 June 2021. Matters with a possible economic outflow and/or presently incapable of being measured reliably are contingent liabilities and disclosed in note 34 ‘Contingent liabilities’. Details of uncertain tax and royalty matters relating to Samarco are disclosed in note 4 ‘Significant events – Samarco dam failure’.

F-2
5

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

Estimates:
The Group assesses the recoverability of recognised and unrecognised deferred taxes, including losses in Australia, the United States and Canada on a consistent basis. Estimates and assumptions relating to projected earnings and cash flows as applied in the Group impairment process are used for operating assets.

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

Measurement of uncertain tax and royalty matters considers a range of possible outcomes, including assessments received from tax authorities. Where management is of the view that potential liabilities have a low probability of crystallising, or it is not possible to quantify them reliably, they are disclosed as contingent liabilities (refer to note 34 ‘Contingent liabilities’).

F-2
6

7     Earnings per share

	2021	2020	2019
Earnings attributable to BHP shareholders (US$M)
- Continuing operations	11,304	7,956	8,648
- Total	11,304	7,956	8,306
Weighted average number of shares (Million)
- Basic	5,057	5,057	5,180
- Diluted	5,068	5,069	5,193
Basic earnings per ordinary share (US cents)
- Continuing operations	223.5	157.3	166.9
- Total	223.5	157.3	160.3
Diluted earnings per ordinary share (US cents)
- Continuing operations	223.0	157.0	166.5
- Total	223.0	157.0	159.9
Headline earnings per ordinary share (US cents)
- Basic	284.8	171.1	164.9
- Diluted	284.2	170.7	164.5
Refer to note 29 ‘Discontinued operations’ for basic earnings per share and diluted earnings per share for Discontinued operations.
Earnings on American Depositary Shares represent twice the earnings for BHP Group Limited or BHP Group Plc ordinary shares.
Headline earnings is a Johannesburg Stock Exchange defined performance measure and is reconciled from earnings attributable to ordinary shareholders as follows:

	2021	2020	2019
	US$M	US$M	US$M
Earnings attributable to BHP shareholders	11,304	7,956	8,306
Adjusted for:
(Gain)/loss on sales of PP&E, Investments and Operations (1)	(50)	4	(52)
Impairments of property, plant and equipment, financial assets and intangibles	2,633	494	264
Samarco impairment expense	111	95	96
Cerrejón impairment expense	466	–	–
Other (2)	–	48	–
Recycling of re-measurements from equity to the income statement	–	–	(6)
Tax effect of above adjustments	(60)	54	(64)

Subtotal of adjustments	3,100	695	238

Headline earnings	14,404	8,651	8,544

Diluted headline earnings	14,404	8,651	8,544

(1)	Included in other income.

(2)	Mainly represent BHP share of impairment embedded in the statutory income statement of the Group’s equity accounted investments.
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
For the purposes of calculating diluted earnings per share, the effect of 11 million dilutive shares has been taken into account for the year ended 30 June 2021 (2020: 12 million shares; 2019: 13 million shares). The Group’s only potential dilutive ordinary shares are share awards granted under the employee share ownership plans for which terms and conditions are described in note 25 ‘Employee share ownership plans’. Diluted earnings per share calculation excludes instruments which are considered antidilutive.
At 30 June 2021, there are no instruments which are considered antidilutive (2020: nil; 2019: nil).

F-2
7

Working capital
8     Trade and other receivables

	2021	2020
	US$M	US$M
Trade receivables	4,450	1,974
Loans to equity accounted investments	–	40
Other receivables	1,946	1,617

Total	6,396	3,631

Comprising:
Current	6,059	3,364
Non-current	337	267

Recognition and measurement
Trade receivables are recognised initially at their transaction price or, for those receivables containing a significant financing component, at fair value. Trade receivables are subsequently measured at amortised cost using the effective interest method, less an allowance for impairment, except for provisionally priced receivables which are subsequently measured at fair value through the income statement under IFRS 9.
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
The 10 largest customers represented 31 per cent (2020: 32 per cent) of total credit risk exposures managed by the Group.
Receivables are deemed to be past due or impaired in accordance with the Group’s terms and conditions. These terms and conditions are determined on a case-by-case
basis with reference to the customer’s credit quality, payment performance and prevailing market conditions. As at 30 June 2021, trade receivables of US$68 million (2020: US$23 million) were past due but not impaired. The majority of these receivables were less than 30 days overdue.
The assessment of recoverability of trade receivables at 30 June 2021 has considered the impacts of
COVID-19
and no material recoverability issues have been identified. As
COVID-19
continues to impact key markets in Asia, Europe and the United States, the Group continues to perform enhanced credit monitoring of commercial counterparties.
At 30 June 2021, trade receivables are stated net of provisions for expected credit losses of US$3 million (2020: US$2 million).
The Group may accelerate trade receivables through Letters of Credit programs to collect receipts from debtors earlier than contractual sales terms but elected not to do so as at 30 June 2021.
9     Trade and other payables

	2021	2020
	US$M	US$M
Trade payables	5,079	4,396
Other payables	1,948	1,372

Total	7,027	5,768

Comprising:
Current	7,027	5,767
Non-current	–	1

F-2
8

10    Inventories

	2021	2020	Definitions
	US$M	US$M
Raw materials and consumables	1,904	1,797	Spares, consumables and other supplies yet to be utilised in the production process or in the rendering of services.
Work in progress	3,046	2,814	Commodities currently in the production process that require further processing by the Group to a saleable form.
Finished goods	834	711	Commodities ready-for-sale and not requiring further processing by the Group.

Total (1)	5,784	5,322

Comprising:
Current	4,426	4,101
Non-current	1,358	1,221	Inventories classified as non-current are not expected to be utilised or sold within 12 months after the reporting date or within the operating cycle of the business.

(1)
Inventory write-downs of US$58 million were recognised during the year (2020: US$37 million; 2019: US$16 million). Inventory write-downs of US$27 million made in previous periods were reversed during the year (2020: US$13 million; 2019: US$21 million).

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

Key estimates

Accounting for inventory involves the use of estimates, particularly related to the measurement and valuation of inventory on hand within the production process. Key estimates, including expected metal recoveries and work in progress volumes, are calculated by engineers using available industry, engineering and scientific data. Estimates used are periodically reassessed by the Group taking into account technical analysis and historical performance. Changes in estimates are adjusted for on a prospective basis.

F-
29

Mining and Petroleum assets
11     Property, plant and equipment

	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Exploration and evaluation	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Net book value – 30 June 2021
At the beginning of the financial year	8,387	39,429	8,652	13,774	2,120	72,362
Additions (1)	25	3,841	797	5,961	93	10,717
Acquisition of subsidiaries & operations (2)	–	151	491	–	–	642
Remeasurements of index-linked freight contracts (3)	–	(59)	–	–	–	(59)
Depreciation for the year	(694)	(5,748)	(310)	–	–	(6,752)
Impairments for the year (4)	(208)	(877)	(687)	(745)	(66)	(2,583)
Disposals	(18)	(9)	–	–	–	(27)
Divestment and demerger of subsidiaries and operations (5)	–	(14)	–	(2)	–	(16)

Transfers and other movements	580	7,968	(2)	(8,556)	(461)	(471)

At the end of the financial year (6)	8,072	44,682	8,941	10,432	1,686	73,813
– Cost	14,545	108,049	15,059	11,177	2,531	151,361
– Accumulated depreciation and impairments	(6,473)	(63,367)	(6,118)	(745)	(845)	(77,548)

Net book value – 30 June 2020
At the beginning of the financial year	7,885	38,174	9,211	11,149	1,622	68,041
Impact of adopting IFRS 16	754	1,400	–	–	–	2,154
Additions (1)	115	1,719	684	6,100	218	8,836
Remeasurements of index-linked freight contracts (3)	–	733	–	–	–	733
Depreciation for the year	(630)	(5,104)	(294)	–	–	(6,028)
Impairments for the year (4)	(17)	(189)	(288)	–	–	(494)
Disposals	(12)	(22)	–	–	(65)	(99)
Transfers and other movements	292	2,718	(661)	(3,475)	345	(781)

At the end of the financial year (6)	8,387	39,429	8,652	13,774	2,120	72,362

– Cost	13,932	97,230	13,736	13,774	2,899	141,571
– Accumulated depreciation and impairments	(5,545)	(57,801)	(5,084)	–	(779)	(69,209)

(1)	Includes change in estimates and net foreign exchange gains/(losses) related to the closure and rehabilitation provisions for operating sites. Refer to note 15 ‘Closure and rehabilitation provisions’.

(2)	Relates to the acquisition of an additional 28 per cent working interest in Shenzi.

(3)	Relates to remeasurements of index-linked freight contracts including continuous voyage charters (CVCs). Refer to note 21 ‘Leases’.

(4)	Refer to note 13 ‘Impairment of non-current assets’ for information on impairments.

(5)	Relates to the sale of the Neptune asset in Gulf of Mexico.

(6)
Includes the carrying value of the Group’s
right-of-use
assets relating to land and buildings and plant and equipment of US$3,350 million (2020: US$3,047 million). Refer to note 21 ‘Leases’ for the movement of the right-of-use
assets.

Recognition and measurement
Property, plant and equipment
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
Right-of-use
assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. Refer to note 21 ‘Leases’ for details.
Exploration and evaluation
Exploration costs are incurred to discover mineral a
n
d petroleum deposits. Evaluation costs are incurred to assess the technical feasibility and commercial viability of deposits found.
Exploration and evaluation expenditure is charged to the income statement as incurred, except in the following circumstances in which case the expenditure may be capitalised:
In respect of minerals activities:

•	the exploration and evaluation activity is within an area of interest that was previously acquired as an asset acquisition or in a business combination and measured at fair value on acquisition or

•	the existence of a commercially viable mineral deposit has been established
In respect of petroleum activities:

•	the exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale or

•	exploration and evaluation activity has not reached a stage that permits a reasonable assessment of the existence of commercially recoverable reserves

F-
30

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

Other mineral assets
Other mineral assets comprise:

•	capitalised exploration, evaluation and development expenditure for assets in production

•	mineral rights and petroleum interests acquired

•	capitalised development and production stripping costs
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
Once the production phase begins, capitalised development stripping costs are depreciated using the units of production method based on the proven and probable reserves of the relevant identified component of the ore body which the initial stripping activity benefits.

F-3
1

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
When the benefits of stripping activities are improved access to future ore; production costs are capitalised when all the following criteria are met:

•   the production stripping activity improves access to a specific component of the ore body and it is probable that economic benefits arising from the improved access to future ore production will be realised

•   the component of the ore body for which access has been improved can be identified

•   costs associated with that component can be measured reliably

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

Depreciation
Depreciation of assets, other than land, assets under construction and capitalised exploration and evaluation that are not depreciated, is calculated using either the straight-line (SL) method or units of production (UoP) method, net of residual values, over the estimated useful lives of specific assets. The depreciation method and rates applied to specific assets reflect the pattern in which the asset’s benefits are expected to be used by the Group. The Group’s proved reserves for petroleum assets and proven and probable reserves for minerals assets are used to determine UoP depreciation unless doing so results in depreciation charges that do not reflect the asset’s useful life. Where this occurs, alternative approaches to determining reserves are applied, such as using management’s expectations of future oil and gas prices rather than yearly average prices, to provide a phasing of periodic depreciation charges that better reflects the asset’s expected useful life.
Where assets are dedicated to a mine or petroleum lease, the useful lives below are subject to the lesser of the asset category’s useful life and the life of the mine or petroleum lease, unless those assets are readily transferable to another productive mine or lease.

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
Commitments
The Group’s commitments for capital expenditure were US$2,469 million as at 30 June 2021 (2020: US$2,585 million). The Group’s commitments related to leases are included in note 21 ‘Leases’.

12    Intangible assets

	2021			2020
	Goodwill	Other intangibles	Total	Goodwill	Other intangibles	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Net book value
At the beginning of the financial y ear	1,197	377	1,574	247	428	675
Impact of change in accounting policies (1)	–	–	–	950	–	950
At the beginning of the financial year (restated)	1,197	377	1,574	1,197	428	1,625
Additions	–	23	23	–	98	98
Amortisation for the year	–	(93)	(93)	–	(118)	(118)
Impairments for the year (2)	–	(52)	(52)	–	–	–
Transfers and other movements	–	(15)	(15)	–	(31)	(31)

At the end of the financial year	1,197	240	1,437	1,197	377	1,574

– Cost	1,197	1,506	2,703	1,197	1,580	2,777
– Accumulated amortisation and impairment s	–	(1,266)	(1,266)	–	(1,203)	(1,203)

(1)
Intangible assets has been restated to reflect changes to the Group’s accounting policy following a decision by the IFRS Interpretations Committee on IAS 12 ‘Income Taxes’, resulting in the retrospective recognition of US$950 million of Goodwill at Olympic Dam. Refer to note 39 ‘New and amended accounting standards and interpretations and changes to accounting policies’ for further information.

(2)	Refer to note 13 ‘Impairment of non-current assets’ for information on impairments.
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

13    Impairment of
non-current
assets

		2021
Cash generating unit	Segment	Property, plant and equipment	Goodwill and other intangibles	Equity- accounted investment	Total
		US$M	US$M	US$M	US$M
New South Wales Energy Coal	Coal	1,025	32	–	1,057
Cerrejón	Coal	–	–	466	466
Potash	G&U	1,314	–	–	1,314
Other	Various	244	20	–	264

Total impairment of non-current assets		2,583	52	466	3,101

Reversal of impairment		–	–	–	–

Net impairment of non-current assets		2,583	52	466	3,101

		2020
Cash generating unit	Segment	Property, plant and equipment	Goodwill and other intangibles	Equity- accounted investment	Total
		US$M	US$M	US$M	US$M
Cerro Colorado	Copper	409	–	–	409
Other	Various	85	–	–	85

Total impairment of non-current assets		494	–	–	494

Reversal of impairment		–	–	–	–

Net impairment of non-current assets		494	–	–	494

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
How recoverable amount is calculated
The recoverable amount is the higher of an asset’s or CGUs fair value less cost of disposal (FVLCD) and its value in use (VIU). For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.
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
Value in use
VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal or closure. VIU is determined by applying assumptions specific to the Group’s continued use and cannot take into account future development. These assumptions are different to those used in calculating FVLCD and consequently the VIU calculation is likely to give a different result (usually lower) to a FVLCD calculation.
Impairment of
non-current
assets (excluding goodwill)
The Group recognised the following impairments to
non-current
assets during the year:
Year ended 30 June 2021	NSWEC	Cerrejón	Potash
What has been recognised?	At 30 June 2021, the Group determined the overall recoverable amount of the CGU to be negative US$300 million, resulting in an aggregate impairment to property, plant and equipment and intangibles of US$1,057 million for FY2021.	At 30 June 2021, the Group determined the recoverable amount to be US$284 million, being the agreed sale proceeds of US$294 million adjusted for transaction costs, resulting in an aggregate impairment of US$466 million for FY2021.	At 30 June 2021, the Group determined the recoverable amount to be US$3.3 billion, resulting in an impairment charge of US$1.3 billion against property, plant and equipment.
What were the drivers of impairment?	The impairment charges reflect the status of the divestment process and the forecast market conditions for Australian thermal coal, the strengthening Australian dollar and changes to the mine plan.	On 28 June 2021, the Group announced that it had signed a Sale and Purchase Agreement with Glencore to divest its interest in Cerrejón.	The impairment charge against the Group’s Potash assets reflects an analysis of recent market perspectives and the value that the Group would now expect a market participant to attribute to the Group’s investments to date.
How were the valuations calculated?	The 30 June 2021 valuation represents VIU, applying discounted cash flow (DCF) techniques (1) .	The 30 June 2021 valuation represents a FVLCD based on the expected net sale proceeds of US$284 million (1) .	The 30 June 2021 valuation was determined using FVLCD methodology, applying DCF techniques (1) .
What were the significant assumptions and estimates used in the valuations?
The valuation for NSWEC is most sensitive to changes in energy coal prices, estimated future production volumes and discount rates. The valuation applied a post-tax
real discount rate of 6.5 per cent. The post-impairment carrying value of NSWEC’s property, plant and equipment is not material, therefore any changes to key estimates will not give rise to a further material impairment.

The valuation for Potash is most sensitive to changes in the long-term potash price outlook and the risking applied to the future development phases of the potash resource. The valuation applied a post-tax
real discount rate of 6.5 per cent. In August 2021, the Group sanctioned the ongoing development of Potash following a comprehensive review of the future prospects and development opportunities. In light of this investment approval and the risking applied in the current valuation, management does not consider there to be a significant risk of a further material impairment in the next financial reporting period.

Key judgements and estimates that have been applied in the valuations using DCF techniques are disclosed further below.

(1)	Valuations are based primarily on Level 3 inputs as defined in note 23 ‘Financial risk management’.
Impairment test for goodwill
The carrying amount of goodwill has been allocated to the CGUs, or groups of CGUs, as follows:

	2021	2020
Cash generating unit	US$M	US$M Restated
Olympic Dam (1)	1,010	1,010
Other	187	187

Total goodwill	1,197	1,197

(1)
Goodwill has been restated to reflect changes to the Group’s accounting policy following a decision by the IFRS Interpretations Committee on IAS 12 ‘Income Taxes’, resulting in the retrospective recognition of US$950 million of Goodwill at Olympic Dam. Refer to note 39 ‘New and amended accounting standards and interpretations and changes to accounting policies’ for further information.

For the purpose of impairment testing, goodwill has been allocated to CGUs or groups of CGUs, that are expected to benefit from the synergies of previous business combinations, which represent the level at which management will monitor and manage goodwill. Olympic Dam goodwill is the most significant goodwill balance.

Olympic Dam goodwill
Impairment test conclusion
The Group’s decision during HY2021 to change the expansion strategy for Olympic Dam was identified as an indicator of impairment as at 31 December 2020. The Group performed an impairment test of the Olympic Dam CGU, including goodwill, as at 31 December 2020 and an impairment charge was not required. A goodwill impairment test was not required at 30 June 2021 as there were no indicators of impairment.

How did the goodwill arise?	Goodwill arose on the acquisition of WMC Resources Ltd in June 2005.

Segment	Olympic Dam is part of the Copper reportable segment.

How were the valuations calculated?
FVLCD methodology using DCF techniques has been applied in determining the recoverable amount of Olympic Dam. The calculation is based primarily on Level 3 inputs as defined in note 23 ‘Financial risk management’

Significant assumptions and sensitivities
The current valuation of Olympic Dam exceeds its carrying amount by approximately US$1.8 billion and is most sensitive to changes in copper and gold commodity prices, production volumes, operating costs and discount rates. The valuation applied a post-tax
real discount rate of 6 per cent.

Management consider that there are no reasonably possible changes in copper and gold price forecasts, operating cost estimates or the discount rate that would, in isolation, result in the estimated recoverable amount being equal to the carrying amount.

A production volume decrease of 4.8 per cent across all commodities (copper, gold, silver and uranium) would, in isolation, result in the estimated recoverable amount being equal to the carrying amount. Typically, changes in any one of the aforementioned assumptions (including operating performance) would be accompanied by a change in another assumption which may have an offsetting impact. Action is usually taken to respond to adverse changes in assumptions to mitigate the impact of any such change.

Key judgements and estimates that have been applied in the FVLCD valuation are disclosed further below.

Other goodwill
Goodwill held by other CGUs is US$187 million (2020: US$187 million). This represents less than one per cent of net assets at 30 June 2021 (2020: less than one per cent). There was no impairment of other goodwill in the year to 30 June 2021 (2020: US$ nil).

Key judgements and estimates

Judgements: Assessment of indicators of impairment or impairment reversal and the determination of CGUs for impairment purposes require significant management judgement.

Indicators of impairment may include changes in the Group’s operating and economic assumptions, including those arising from changes in reserves or mine planning, updates to the Group’s commodity supply, demand and price forecasts, or the possible additional impacts from emerging risks such as those related to climate change and the transition to a low carbon economy and pandemics similar to COVID
-19.

Climate change

Impacts related to climate change and the transition to a lower carbon economy may include:

•   demand for the Group’s commodities decreasing, due to policy, regulatory (including carbon pricing mechanisms), legal, technological, market or societal responses to climate change, resulting in a proportion of a CGU’s reserves becoming incapable of extraction in an economically viable fashion

• physical impacts related to acute risks resulting from increased severity of extreme weather events, and those related to chronic risks resulting from longer-term changes in climate patterns

The Group continues to develop its assessment of the potential impacts of climate change and the transition to a low carbon economy. As outlined in the Basis of Preparation, where sufficiently developed, the potential financial impacts on the Group of climate change and the transition to a low carbon economy have been considered in the assessment of indicators of impairment, including:

• the Group’s current assumptions relating to demand for commodities and carbon pricing, including their impact on the Group’s long-term price forecasts

• the Group’s operational emissions reduction strategy

COVID-19

The macro economic disruptions relating to
COVID-19
and mitigating actions enforced by health authorities create uncertainty in the Group’s operating and economic assumptions, including commodity prices, demand and supply volumes, operating costs, and discount rates.

However, given the long-lived nature of the majority of the Group’s assets,
COVID-19
did not, in isolation, result in the identification of indicators of impairment for the Group’s asset values at 30 June 2021.

F-3
5

Due to ongoing uncertainty as to the extent and duration of
COVID-19
restrictions and the overall impact on economic activity, actual experience may materially differ from internal forecasts and may result in the reassessment of indicators of impairment for the Group’s assets in future reporting periods.

Estimates: The Group performs a recoverable amount determination for an asset or CGU when there is an indication of impairment or impairment reversal.

When the recoverable amount is measured by reference to FVLCD, in the absence of quoted market prices or binding sale agreement, estimates are made regarding the present value of future post-tax
cash flows. These estimates are made from the perspective of a market participant and include prices, future production volumes, operating costs, capital expenditure, closure and rehabilitation costs, tax attributes, risking factors applied to cash flows and discount rates. The cash flow forecasts may include net cash flows expected from the extraction, processing and sale of material that does not currently qualify for inclusion in ore reserves. Reserves are included in the assessment of FVLCD to the extent that it is considered probable that a market participant would attribute value to them.

When recoverable amount is measured using VIU, estimates are made regarding the present value of future cash flows based on internal budgets and forecasts and life of asset plans. Key estimates are similar to those identified for FVLCD, although some assumptions and values may differ as they reflect the perspective of management rather than a market participant.

All estimates require management judgements and assumptions and are subject to risk and uncertainty that may be beyond the control of the Group; hence, there is a possibility that changes in circumstances will materially alter projections, which may impact the recoverable amount of assets/CGUs at each reporting date.

The most significant estimates impacting the Group’s recoverable amount determinations:
Commodity prices
Commodity prices were based on latest internal forecasts which assume short-term market prices will revert to the Group’s assessment of long-term price. These price forecasts reflect management’s long-term views of global supply and demand, built upon past experience of the commodity markets and are benchmarked with external sources of information such as analyst forecasts. Prices are adjusted based upon premiums or discounts applied to global price markers based on the location, nature and quality produced, or to take into account contracted prices.
Future production volumes
Estimated production volumes were based on detailed data and took into account development plans established by management as part of the Group’s long-term planning process. When estimating FVLCD, assumptions reflect all reserves that a market participant would consider when valuing the respective CGU, which in some cases are broader in scope than the reserves that would be used in a VIU test. In determining FVLCD, risk factors may be applied to reserves which do not meet the criteria to be treated as proved.
Operating costs and capital expenditure
Operating costs and capital expenditure were based on internal budgets and forecasts and life of asset plans. Cost assumptions reflect management experience and expectations. In the case of FVLCD, cash flow projections include the anticipated cash flow effects of any capital expenditure to enhance production or reduce cost where a market participant may take a consistent view. VIU does not take into account future development.
Discount rates
The Group uses real
post-tax
discount rates applied to real
post-tax
cash flows. The discount rates are derived using the weighted average cost of capital methodology. Adjustments to the rates are made for any risks that are not reflected in the underlying cash flows, including country risk.

14     Deferred tax balances
The movement for the year in the Group’s net deferred tax position is as follows:

	2021	2020	2019
	US$M	US$M Restated	US$M Restated
Net deferred tax (liability)/asset
At the beginning of the financial year	(91)	(491)	569
Impact of change in accounting policies (1)	–	–	(1,021)
Income tax (charge)/credit recorded in the income statement (2)	(1,325)	335	(81)
Income tax credit recorded directly in equit y	42	34	15
Other movements	(28)	31	27

At the end of the financial year	(1,402)	(91)	(491)

(1)
Deferred tax has been restated to reflect changes to the Group’s accounting policy following a decision by the IFRS Interpretations Committee on IAS 12 ‘Income Taxes’, resulting in the retrospective recognition of US$1,021 million of Deferred tax. Refer to note 39 ‘New and amended accounting standards and interpretations and changes to accounting policies’ for further information.

(2)	Includes Discontinued operations income tax credit to the income statement of US$ nil (2020: US$ nil; 2019: US$40 million).
For recognition and measurement refer to note 6 ‘Income tax expense’.
Th
e
composition of the Group’s net deferred tax assets and liabilities recognised in the balance sheet and the deferred tax expense charged/(credited) to the income statement is as follows:

	Deferred tax assets		Deferred tax liabilities		Charged/(credited) to the income statement
	2021	2020	2021	2020	2021	2020	2019
	US$M	US$M	US$M	US$M Restated	US$M	US$M	US$M
Type of temporary difference

Depreciation (1)(2)	(1,349)	(2,749)	4,716	2,828	488	1,394	(951)
Exploration expenditur e	51	398	–	–	347	51	43
Employee benefits	94	353	(333)	(26)	(68)	(38)	14
Closure and rehabilitation	638	2,100	(2,086)	(109)	(515)	(334)	(53)
Resource rent tax	122	359	368	921	(309)	(119)	(179)
Other provisions	108	173	(227)	(239)	77	(268)	(2)
Deferred income	11	(4)	(16)	–	(31)	33	(9)
Deferred charges	(36)	(383)	602	187	68	(132)	56
Investments, including foreign tax credits	147	348	671	458	414	(77)	70
Foreign exchange gains and losses	(3)	(134)	133	(61)	63	(18)	(45)
Tax losses	1,999	2,759	(82)	–	678	(148)	1,147
Lease liability (1)	68	548	(658)	(245)	67	(793)	–
Other	62	(80)	226	65	46	114	(10)
Total	1,912	3,688	3,314	3,779	1,325	(335)	81

(1)	Includes deferred tax associated with the recognition of right-of-use assets and lease liabilities on adoption of IFRS 16. Refer to note 21 ‘Leases’.

(2)
FY2020 has been restated to reflect the impact of the change to the Group’s
accounting policy following a decision by the IFRS Interpretations Committee on IAS 12 ‘Income Taxes’. Refer to note 39 ‘New and amended accounting standards and interpretations and changes to accounting policies’ for further information.

The amount of deferred tax assets dependent on future taxable profits not arising from the reversal of existing deferred tax liabilities, and which relate to tax jurisdictions where the taxable entity has suffered a loss in the current or preceding year, was US$1,675 million at 30 June 2021 (2020: US$2,865 million). For operating assets, the group assesses the recoverability of these deferred tax assets using estimates and assumptions relating to projected earnings and cash flows as applied in the Group impairment process for associated operations. Further information on the key judgements and estimates relating to the recognition of deferred tax assets is provided in note 6 ‘Income tax expense’.

T
he composition of the Group’s unrecognised deferred tax assets and liabilities is as follows:

	2021	2020
	US$M	US$M Restated

Unrecognised deferred tax assets
Tax losses and tax credits (1)	5,944	4,088
Investments in subsidiaries (2)	1,712	1,575
Deductible temporary differences relating to PRRT (3)	2,402	2,079
Mineral rights (4)	3,359	3,265
Other deductible temporary differences (5)	1,630	673

Total unrecognised deferred tax assets	15,047	11,680

Unrecognised deferred tax liabilities
Investments in subsidiaries (2)	2,203	2,375
Future taxable temporary differences relating to unrecognised deferred tax asset for PRRT (3)	720	624

Total unrecognised deferred tax liabilities	2,923	2,999

(1)
At 30 June 2021, the Group had income and capital tax losses with a tax benefit of US$3,569 million (2020: US$2,405 million) and tax credits of US$2,375 million (2020: US$1,683 million), which are not recognised as deferred tax assets, because it is not probable that future taxable profits or capital gains will be available against which the Group can utilise the benefits.

The gross amount of tax losses carried forward that have not been recognised is as follows:

Year of expiry	2021	2020
	US$M	US$M
Income tax losses
Not later than one year	13	474
Later than one year and not later than two years	5	240
Later than two years and not later than five years	105	2,525
Later than five years and not later than 10 years	1,449	679
Later than 10 years and not later than 20 years	3,347	2,379
Unlimited	4,799	2,262

	9,718	8,559

Capital tax losses
Not later than one year	–	–
Later than two years and not later than five years	–	–
Unlimited	4,238	4,150

Gross amount of tax losses not recognised	13,956	12,709

Tax effect of total losses not recognised	3,569	2,405

Of the US$2,375 million of tax credits, US$1,805 million expires not later than 10 years and US$570 million expires later than 10 years and not later than 20 years.

(2)
The Group had deferred tax assets and deferred tax liabilities associated with undistributed earnings of subsidiaries that have not been recognised because the Group is able to control the timing of the reversal of the temporary differences and it is not probable that these differences will reverse in the foreseeable future. Where the Group has undistributed earnings held by associates and joint interests, the deferred tax liability will be recognised as there is no ability to control the timing of the potential distributions.

(3)
The Group had unrecognised deferred tax assets relating to Australian Petroleum Resource Rent Tax (PRRT). Recognition of a deferred tax asset for PRRT depends on benefits expected to be obtained from the deduction against PRRT liabilities
.
As PRRT payments are deductible for income tax purposes, to the extent these PRRT deferred tax assets are recognised this would give rise to a corresponding deferred tax liability for income tax (presented as the future taxable temporary differences relating to the unrecognised PRRT deferred tax assets).

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

15     Closure and rehabilitation provisions

	2021	2020
	US$M	US$M
At the beginning of the financial year	8,810	6,977
Capitalised amounts for operating sites:
Change in estimate	1,974	1,255
Exchange translation	483	(188)
Adjustments charged/(credited) to the income statement:
Increases to existing and new provisions	564	731
Exchange translation	76	(19)
Released during the year	(157)	(43)
Other adjustments to the provision:
Amortisation of discounting impacting net finance costs	380	356
Acquisition of subsidiaries and operations	179	–
Divestment and demerger of subsidiaries and operations	(81)	–
Expenditure on closure and rehabilitation activities	(321)	(258)
Exchange variations impacting foreign currency translation reserve	3	(1)

At the end of the financial year	11,910	8,810

Comprising:
Current	591	373
Non-current	11,319	8,437

Operating sites	9,279	6,636
Closed sites	2,631	2,174

The Group is required to rehabilitate sites and associated facilities at the end of or, in some cases, during the course of production to a condition acceptable to the relevant authorities, as specified in licence requirements and the Group’s environmental performance requirements as set out within
Our Charter.
The key components of closure and rehabilitation activities are:

•	the removal of all unwanted infrastructure associated with an operation

•	the return of disturbed areas to a safe, stable, productive and self-sustaining condition, consistent with the agreed end land use
Recognition and measurement
Provisions for closure and rehabilitation are recognised by the Group when:

•	it has a present legal or constructive obligation as a result of past events

•	it is more likely than not that an outflow of resources will be required to settle the obligation

•	the amount can be reliably estimated

Initial recognition	Subsequent remeasurement
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

Closed sites
Where future economic benefits are no longer expected to be derived through operation, changes to the associated closure and remediation costs are charged to the income statement in the period identified. This amounted to US$483 million in the year ended 30 June 2021 (2020: US$669 million; 2019: US$251 million).

Key estimates

The recognition and measurement of closure and rehabilitation provisions requires the use of significant estimates and assumptions, including, but not limited to:

•   the extent (due to legal or constructive obligations) of potential activities required for the removal of infrastructure and rehabilitation activities

•   costs associated with future rehabilitation activities

•   applicable discount rates

•   the timing of cash flows and ultimate closure of operations

The extent and cost of future rehabilitation activities may also be impacted by the potential physical impacts of climate change. In estimating the potential cost of closure activities, the Group considers factors such as long-term weather outlooks, for example forecast changes in rainfall patterns, and the impact of the Group’s energy transition strategy on the costs of performing rehabilitation activities.

While progressive closure is performed across a number of operations, significant rehabilitation activities are generally undertaken at the end of the production life at the individual sites, the estimated timing of which is informed by the Group’s current assumptions relating to demand for commodities and carbon pricing, and their impact on the Group’s long-term price forecasts. Remaining production lives range from
3-91
years with an average for all sites, weighted by current closure provision, of approximately 27 years. The discount rates applied to the Group’s closure and rehabilitation provisions are determined by reference to the currency of the closure cash flows, the period over which the cash flows will be incurred and prevailing market interest rates (where available). The rates were revised during the year to reflect decreases in market interest rates. The effect of changes to discount rates was an increase of approximatively US$1,085 million in the closure and rehabilitation provision of which approximately US$210 million in respect of closed sites was recognised in the income statement.

While the closure and rehabilitation provisions reflect management’s best estimates based on current knowledge and information, further studies and detailed analysis of the closure activities for individual assets will be performed as the assets near the end of their operational life and/or detailed closure plans are required to be submitted to relevant regulatory authorities. Such studies and analysis can impact the estimated costs of closure activities. Estimates can also be impacted by the emergence of new restoration techniques, changes in regulatory requirements for rehabilitation, risks relating to climate change and the transition to a low carbon economy, and experience at other operations. These uncertainties may result in future actual expenditure differing from the amounts currently provided for in the balance sheet.

Sensitivity

A further 0.5 per cent decrease in the discount rates applied at 30 June 2021 would result in an increase to the closure and rehabilitation provision of approximately US$1,075 million, an increase in property, plant and equipment of approximately US$820 million in relation to operating sites and an income statement charge of approximately US$255 million in respect of closed sites. In addition, the change would result in an increase of approximately US$115 million to depreciation expense and a US$25 million reduction in net finance costs for the year ending 30 June 2022.

Given the long-lived nature of the majority of the Group’s assets, closure activities are generally not expected to occur for a significant period of time. A one-year acceleration in forecast cash flows of the Group’s closure and rehabilitation provisions, in isolation, would result in an increase to the provision of approximately US$230 million, an increase in property, plant and equipment of US$180 million in relation to operating sites and an income statement charge of US$50 million in respect of closed sites.

Capital structure
16    Share capital

	BHP Group Limited			BHP Group Plc
	2021 shares	2020 shares	2019 shares	2021 shares	2020 shares	2019 shares

Share capital issued
Opening number of shares	2,945,851,394	2,945,851,394	3,211,691,105	2,112,071,796	2,112,071,796	2,112,071,796
Purchase of shares by ESOP Trusts	(7,587,353)	(5,975,189)	(6,854,057)	(185,054)	(185,297)	(274,069)
Employee share awards exercised following vesting	6,948,683	6,893,113	5,902,588	173,644	222,245	275,984
Movement in treasury shares under Employee Share Plans	638,670	(917,924)	951,469	11,410	(36,948)	(1,915)
Shares bought back and cancelled (1)	–	–	(265,839,711)	–	–	–

Closing number of shares (2)	2,945,851,394	2,945,851,394	2,945,851,394	2,112,071,796	2,112,071,796	2,112,071,796

Comprising:
Shares held by the public	2,944,982,333	2,945,621,003	2,944,703,079	2,112,057,615	2,112,069,025	2,112,032,077
Treasury shares	869,061	230,391	1,148,315	14,181	2,771	39,719
Other share classes
Special Voting share of no par value	1	1	1	–	–	–
Special Voting share of US$0.50 par value	–	–	–	1	1	1
5.5% Preference shares of £1 each	–	–	–	50,000	50,000	50,000
DLC Dividend share	1	1	1	–	–	–

(1)	During December 2018, BHP completed an off-market buy-back program of US$5.2 billion of BHP Group Limited shares related to the disbursement of proceeds from the disposal of Onshore US.

(2)	4,400,000 fully paid ordinary shares in BHP Group Limited were issued in order to satisfy the exercise of employee share awards during the period 1 July 2021 to 2 September 2021.
Recognition and measurement
Share capital of BHP Group Limited and BHP Group Plc is composed of the following classes of shares:

Ordinary shares fully paid	Special Voting shares	Preference shares
BHP Group Limited ordinary shares fully paid and BHP Group Plc ordinary shares fully paid of US$0.50 par value, represent 99.99 per cent of the total number of shares. Any profit remaining after payment of preferred distributions is available for distribution to the holders of BHP Group Limited and BHP Group Plc ordinary shares in equal amounts per share.	Each of BHP Group Limited and BHP Group Plc issued one Special Voting share to facilitate joint voting by shareholders of BHP Group Limited and BHP Group Plc on Joint Electorate Actions. There has been no movement in these shares.	Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Group Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. There has been no movement in these shares, all of which are held by JP Morgan Limited.

DLC Dividend share	Treasury shares
The DLC Dividend share supports the Dual Listed Company (DLC) equalisation principles in place since the merger in 2001, including the requirement that ordinary shareholders of BHP Group Plc and BHP Group Limited are paid equal cash dividends per share. This share enables efficient and flexible capital management across the DLC and was issued on 23 February 2016 at par value of US$10. On 16 September 2020 and on 17 March 2021, BHP Group Limited paid dividends of US$1,915 million and US$1,610 million respectively to BHP (AUS) DDS Pty Ltd under the DLC dividend share arrangements. These dividends are eliminated on consolidation.	Treasury shares are shares of BHP Group Limited and BHP Group Plc and are held by the ESOP Trusts for the purpose of issuing shares to employees under the Group’s Employee Share Plans. Treasury shares are recognised at cost and deducted from equity, net of any income tax effects. When the treasury shares are subsequently sold or reissued, any consideration received, net of any directly attributable costs and income tax effects, is recognised as an increase in equity. Any difference between the carrying amount and the consideration, if reissued, is recognised in retained earnings.

17    Other equity

	2021	2020	2019	Recognition and measurement
	US$M	US$M	US$M
Share premium account	518	518	518	The share premium account represents the premium paid on the issue of BHP Group Plc shares recognised in accordance with the UK Companies Act 2006.
Foreign currency translation reserve	43	39	37	The foreign currency translation reserve represents exchange differences arising from the translation of non-US dollar functional currency operations within the Group into US dollars.
Employee share awards reserve	268	246	213
The employee share awards reserve represents the accrued employee entitlements to share awards that have been charged to the income statement and have not yet been exercised.
Once exercised, the difference between the accumulated fair value of the awards and their historical on-market
purchase price is recognised in retained earnings.

Cash flow hedge reserve	100	50	114	The cash flow hedge reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognised in the income statement when the hedged transaction impacts the income statement, or is recognised as an adjustment to the cost of non-financial
				hedged items. The hedging reserve records the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge relationship.
Cost of hedging reserve	(54)	(23)	(74)	The cost of hedging reserve represents the recognition of certain costs of hedging for example, basis adjustments, which have been excluded from the hedging relationship and deferred in other comprehensive income until the hedged transaction impacts the income statement.
Equity investments reserve	15	16	17	The equity investments reserve represents the revaluation of investments in shares recognised through other comprehensive income. Where a revalued financial asset is sold, the relevant portion of the reserve is transferred to retained earnings.
Capital redemption reserve	177	177	177	The capital redemption reserve represents the par value of BHP Group Plc shares that were purchased and subsequently cancelled. The cancellation of the shares creates a non-distributable
				capital redemption reserve.
Non-controlling interest contribution reserve	1,283	1,283	1,283	The
non-controlling
interest contribution reserve represents the excess of consideration received over the book value of net assets attributable to equity instruments when acquired by non-controlling
				interests.

Total reserves	2,350	2,306	2,285

Summarised financial information relating to each of the Group’s subsidiaries with non-controlling
interests (NCI) that are material to the Group before any intra-group eliminations is shown below:

	2021			2020
US$M	Minera Escondida Limitada	Other individually immaterial subsidiaries (incl. intra -group eliminations)	Total	Minera Escondida Limitada	Other individually immaterial subsidiaries (incl. intra -group eliminations)	Total
Group share (per cent)	57.5			57.5

Current assets	2,996			2,432
Non-current assets	11,867			12,121
Current liabilities	(1,912)			(1,614)
Non-current liabilities	(4,733)			(4,613)

Net assets	8,218			8,326

Net assets attributable to NCI	3,493	848	4,341	3,539	771	4,310

Revenue	9,470			6,719
Profit after taxation	3,605			1,088
Other comprehensive income	27			(27)

Total comprehensive income	3,632			1,061
Profit after taxation attributable to NCI	1,532	615	2,147	462	318	780
Other comprehensive income attributable to NCI	11	–	11	(11)	–	(11)

Net operating cash flow	5,007			2,637
Net investing cash flow	(655)			(919)
Net financing cash flow	(4,001)			(1,920)

Dividends paid to NCI	1,590	537	2,127	757	286	1,043

While the Group controls Minera Escondida Limitada, the
non-controlling
interests hold certain protective rights that restrict the Group’s ability to sell assets held by Minera Escondida Limitada, or use the assets in other subsidiaries and operations owned by the Group. Minera Escondida Limitada is also restricted from paying dividends without the approval of the non-controlling
interests.

18    Dividends

	Year ended 30 June 2021		Year ended 30 June 2020		Year ended 30 June 2019
	Per share	Total	Per share	Total	Per share	Total
	US cents	US$M	US cents	US$M	US cents	US$M
Dividends paid during the period (1)
Prior year final dividend	55	2,779	78	3,946	63	3,356
Interim dividend	101	5,115	65	3,288	55	2,788
Special dividend	–	–	–	–	102	5,158

	156	7,894	143	7,234	220	11,302

(1)	5.5 per cent dividend on 50,000 preference shares of £1 each determined and paid annually (2020: 5.5 per cent; 2019: 5.5 per cent).
Dividends paid during the period differs from the amount of dividends paid in the Cash Flow Statement as a result of foreign exchange gains and losses relating to the timing of equity distributions between the record date and the payment date. Additional derivative proceeds of US$8 million were received as part of the funding of the interim dividend and is disclosed in (Settlements)/proceeds of cash management related instruments in the Cash Flow Statement.
The Dual Listed Company merger terms require that ordinary shareholders of BHP Group Limited and BHP Group Plc are paid equal cash dividends on a per share basis. Each American Depositary Share (ADS) represents two ordinary shares of BHP Group Limited or BHP Group Plc. Dividends determined on each ADS represent twice the dividend determined on BHP Group Limited or BHP Group Plc ordinary shares.
Dividends are determined after
period-end
and announced with the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to year-end,
on 17 August 2021, BHP Group Limited and BHP Group Plc determined a final dividend of 200 US cents per share (US$10,114 million), which will be paid on 21 September 2021 (30 June 2020: final dividend of 55 US cents per share – US$2,782 million; 30 June 2019: final dividend of 78 US cents per share – US$3,944 million).
BHP Group Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2021	2020	2019
	US$M	US$M	US$M
Franking credits as at 30 June	14,302	10,980	8,681
Franking credits arising from the payment of current tax	1,799	471	1,194

Total franking credits available (1)	16,101	11,451	9,875

(1)	The payment of the final 2021 dividend determined after 30 June 2021 will reduce the franking account balance by US$2,525 million.
19    Provisions for dividends and other liabilities
The disclosure below excludes closure and rehabilitation provisions (refer to note 15 ‘Closure and rehabilitation provisions’), employee benefits, restructuring and post-retirement employee benefits provisions (refer to note 26 ‘Employee benefits, restructuring and post-retirement employee benefits provisions’) and provisions related to the Samarco dam failure (refer to note 4 ‘Significant events – Samarco dam failure’).

	2021	2020
	US$M	US$M
Movement in provision for dividends and other liabilities
At the beginning of the financial year	1,240	501
Dividends determined	7,894	7,234
Charge/(credit) for the year:
Underlying	260	1,027
Discounting	2	3
Exchange variation s	20	(356)
Released during the year	(43)	(94)
Utilisation	(267)	(99)
Dividends paid	(7,901)	(6,876)
Transfers and other movements	(624)	(100)

At the end of the financial year	581	1,240

Comprising:
Current	293	258
Non-current	288	982

Financial management
20    Net debt
The Group seeks to maintain a strong balance sheet and deploys its capital with reference to the Capital Allocation Framework.
The Group monitors capital using the net debt balance and the gearing ratio, being the ratio of net debt to net debt plus net assets.
The net debt definition includes the fair value of derivative financial instruments used to hedge cash and borrowings which reflects the Group’s risk management strategy of reducing the volatility of net debt caused by fluctuations in foreign exchange and interest rates.
Vessel lease contracts, under IFRS 16 are required to be remeasured at each reporting date to the prevailing freight index. While these liabilities are included in the Group interest bearing liabilities, they are excluded from the net debt calculation as they do not align with how the Group assesses net debt for decision making in relation to the Capital Allocation Framework. In addition, the freight index has historically been volatile which creates significant short-term fluctuation in these liabilities.

	2021		2020 Restated
US$M	Current	Non-current	Current	Non-current
Interest bearing liabilities
Bank loans	437	1,823	737	1,755
Notes and debentures	1,244	13,525	3,354	17,691
Lease liabilities	889	3,007	853	2,590
Bank overdraft and short-term borrowings	–	–	–	–
Other	58	–	68	–

Total interest bearing liabilities	2,628	18,355	5,012	22,036

Less: Lease liability associated with index-linked freight contracts	346	679	379	781

Less: Cash and cash equivalents
Cash	4,408	–	3,493	–
Short-term deposits	10,838	–	9,933	–

Less: Total cash and cash equivalents	15,246	–	13,426	–

Less: Derivatives included in net debt
Net debt management related instruments (1)	20	537	(162)	595
Net cash management related instruments (2)	34	–	(15)	–

Less: Total derivatives included in net debt	54	537	(177)	595

Net debt		4,121		12,044

Net assets (3)		55,605		52,175

Gearing		6.9%		18.8%

(1)	Represents the net cross currency and interest rate swaps designated as effective hedging instruments included within current and non-current other financial assets and liabilities.

(2)	Represents the net forward exchange contracts included within current and non-current other financial assets and liabilities.

(3)
30 June 2020 net assets have been restated to reflect changes to the Group’s accounting policy following a decision by the IFRS Interpretations Committee on IAS 12 ‘Income Taxes’ resulting in a retrospective decrease of US$71 million. Refer to note 39 ‘New and amended accounting standards and interpretations and changes to accounting policies’.

Cash and short-term deposits are disclosed in the cash flow statement net of bank overdrafts and interest bearing liabilities at call.

	2021	2020	2019
	US$M	US$M	US$M
Total cash and cash equivalents	15,246	13,426	15,613
Bank overdrafts and short-term borrowings	–	–	(20)

Total cash and cash equivalents, net of overdrafts	15,246	13,426	15,593

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
Cash and cash equivalents includes US$159 million (2020: US$96 million) restricted by legal or contractual arrangements.

Interest bearing liabilities and cash and cash equivalents include balances denominated in the following currencies:

	Interest bearing liabilities		Cash and cash equivalents
	2021	2020	2021	2020
	US$M	US$M	US$M	US$M
USD	11,146	14,625	12,003	9,555
EUR	4,505	7,323	4	4
GBP	3,415	3,272	32	519
AUD	1,053	1,055	573	1,011
CAD	635	597	2,455	2,131
Other	229	176	179	206

Total	20,983	27,048	15,246	13,426

The Group enters into derivative transactions to convert the majority of its exposures above into US dollars. Further information on the Group’s risk management activities relating to these balances is provided in note 23 ‘Financial risk management’.
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
The Group’s Moody’s credit rating has remained at A2/P-1 outlook stable (long-term/short-term) throughout FY2021. Moody’s affirmed its credit rating on 31 May 2021. The Group’s Standard & Poor’s rating changed from A/A-1 outlook stable (long-term/short-term) to A/A-1 CreditWatch negative (long-term/short-term) on 23 August 2021.
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
Standby arrangements and unused credit facilities
The Group’s committed revolving credit facility operates as a back-stop to the Group’s uncommitted commercial paper program. The combined amount drawn under the facility or as commercial paper will not exceed US$5.5 billion. As at 30 June 2021, US$ nil commercial paper was drawn (2020: US$ nil). During the year, the Group completed a one-year extension to the facility which is now due to mature on 10 October 2025. A commitment fee is payable on the undrawn balance and an interest rate comprising an interbank rate plus a margin applies to any drawn balance. The agreed margins are typical for a credit facility extended to a company with the Group’s credit rating.

Maturity profile of financial liabilities
The maturity profile of the Group’s financial liabilities based on the undiscounted contractual amounts, taking into account the derivatives related to debt, is as follows:

2021 US$M	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to debentures	Other derivatives	Obligations under lease liabilities	Trade and other payables (1)	Total
Due for payment:
In one year or less or on demand	1,722	729	61	149	980	6,851	10,492
In more than one year but not more than two years	2,278	661	267	80	680	–	3,966
In more than two years but not more than five years	4,062	1,492	256	240	1,397	–	7,447
In more than five year s	7,801	4,136	585	317	1,842	–	14,681

Total	15,863	7,018	1,169	786	4,899	6,851	36,586

Carrying amount	17,087	–	586	690	3,896	6,851	29,110

2020 US$M	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to debentures	Other derivatives	Obligations under lease liabilities	Trade and other payables (1)	Total
Due for payment:
In one year or less or on demand	4,138	813	260	60	927	5,622	11,820
In more than one year but not more than two years	1,665	702	81	–	630	1	3,079
In more than two years but not more than five years	5,727	1,713	819	–	1,335	–	9,594
In more than five years	10,101	4,368	974	–	1,043	–	16,486

Total	21,631	7,596	2,134	60	3,935	5,623	40,979

Carrying amount	23,605	–	1,579	60	3,443	5,623	34,310

(1)	Excludes input taxes of US$176 million (2020: US$145 million) included in other payables. Refer to note 9 ‘Trade and other payables’.

21    Leases
Movements in the Group’s lease liabilities during the year are as follows:

	2021	2020
	US$M	US$M
At the beginning of the financial year (1)	3,443	715
IFRS 16 transition	–	2,301
Additions	1,223	436
Remeasurements of index-linked freight contracts	(59)	733
Lease payments	(879)	(761)
Foreign exchange movement	115	(43)
Amortisation of discounting	109	90
Transfers and other movements	(56)	(28)

At the end of the financial year	3,896	3,443

Comprising:
Current liabilities	889	853
Non-current liabilities	3,007	2,590

(1)	Lease liability at the beginning of FY2020 relates to existing finance leases under IAS 17/AASB 117 ‘Leases’ (IAS 17) at 1 July 2019.
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
The maturity profile of lease liabilities based on the undiscounted contractual amounts is as follows:

Lease liability	2021	2020
	US$M	US$M
Due for payment:
In one year or less or on demand	980	927
In more than one year but not more than two years	680	630
In more than two years but not more than five years	1,397	1,335
In more than five years (1)	1,842	1,043

Total	4,899	3,935

Carrying amount	3,896	3,443

(1)	Include US$878 million (2020: US$302 million) due for payment in more than ten years.
At 30 June 2021, commitments for leases not yet commenced based on undiscounted contractual amounts were US$457 million (2020: US$1,458 million); and commitments relating to short-term leases were US$171 million (2020: US$103 million).
Movements in the Group’s
right-of-use
assets during the year are as follows:

	2021			2020
	Land and buildings	Plant and equipment	Total	Land and buildings	Plant and equipment	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Net book value
At the beginning of the financial year (1)	689	2,358	3,047	–	492	492
Assets recognised on adoption of IFRS 16	–	–	–	754	1,400	2,154
Additions	25	1,227	1,252	104	332	436
Remeasurements of index-linked freight contract s	–	(59)	(59)	–	733	733
Depreciation expensed during the period	(111)	(670)	(781)	(113)	(543)	(656)
Depreciation classified as exploration	–	(19)	(19)	–	(34)	(34)
Impairments	(30)	(2)	(32)	(2)	(22)	(24)
Transfers and other movements	65	(123)	(58)	(54)	–	(54)

At the end of the financial year	638	2,712	3,350	689	2,358	3,047

– Cost	897	4,393	5,290	804	3,349	4,153
– Accumulated depreciation and impairments	(259)	(1,681)	(1,940)	(115)	(991)	(1,106)

(1)	Right-of-use assets at the beginning of FY2020 relates to assets previously held under finance leases under IAS 17 at 1 July 2019.
Right-of-use
assets are included within the underlying asset classes in Property, plant and equipment. Refer to note 11 ‘Property, plant and equipment’.

Amounts recorded in the income statement and the cash flow statement for the year were:

	2021	2020
	US$M	US$M	Included within
Income statement
Depreciation of right-of-use assets	781	656	Profit from operations
Short-term, low-value and variable lease costs (1)	895	675	Profit from operations
Interest on lease liabilities	109	90	Financial expenses
Cash flow statement
Principal lease payments	770	671	Cash flows from financing activities
Lease interest payments	109	90	Cash flows from operating activities

(1)
Relates to US$546 million of variable lease costs (2020: US$438 million), US$316 million of short-term lease costs (2020: US$211 million) and US$33 million of low-value
lease costs (2020: US$26 million). Variable lease costs include contracts for hire of mining service equipment, drill rigs and transportation services. These contracts contain variable lease payments based on usage and asset performance.

Recognition and measurement
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
Lease costs are recognised in the income statement over the lease term in the form of depreciation on the right-of-use
asset and finance charges representing the unwind of the discount on the lease liability. Lease costs for the year ended 30 June 2019 represent operating lease expenses previously reported under IAS 17.
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

Where a contract includes the provision of non-lease services, judgement is required to identify the lease and non-lease components.

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

22    Net finance costs

	2021	2020	2019
	US$M	US$M	US$M
Financial expenses
Interest expense using the effective interest rate method:
Interest on bank loans, overdrafts and all other borrowings	610	1,099	1,296
Interest capitalised at 2.83% (2020: 4.14%; 2019: 4.96%) (1)	(248)	(308)	(248)
Interest on lease liabilities	109	90	47
Discounting on provisions and other liabilities	467	452	470
Other gains and losses:
Fair value change on hedged loans	(779)	721	729
Fair value change on hedging derivatives	704	(788)	(809)
Loss on bond repurchase (2)	395	–	–
Exchange variations on net debt	99	(18)	6
Other	21	14	19

Total financial expenses	1,378	1,262	1,510

Financial income
Interest income	(73)	(351)	(446)

Net finance costs	1,305	911	1,064

(1)
Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. Tax relief for capitalised interest is approximately US$74 million (2020: US$92 million; 2019: US$74 million).

(2)
Relates to the additional cost on settlement of two multi-currency hybrid debt repurchase programs and the unwind of the associated hedges, included in a total cash payment of US$3,402 million disclosed in repayment of interest bearing liabilities in the Consolidated Cash Flow Statement.

Recognition and measurement
Interest income is accrued using the effective interest rate method. Finance costs are expensed as incurred, except where they relate to the financing of construction or development of qualifying assets.

23    Financial risk management
23.1 Financial risks
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
As part of the risk management strategy, the Group monitors target gearing levels and credit rating metrics under a range of different stress test scenarios incorporating operational and macroeconomic factors (refer to 1.16 ‘Robust risk assessment and viability statement’).
Market risk management
The Group’s activities expose it to market risks associated with movements in interest rates, foreign currencies and commodity prices. Under the strategy outlined above, the Group seeks to achieve financing costs, currency impacts, input costs and commodity prices on a floating or index basis. This strategy gives rise to a risk of variability in earnings, which is measured under the Cash Flow at Risk (CFaR) framework.
In executing the strategy, financial instruments are potentially employed in three distinct but related activities. The following table summarises these activities and the key risk management processes:

Activity	Key risk management processes

1   Risk mitigation

On an exception basis, hedging for the purposes of mitigating risk related to specific and significant expenditure on investments or capital projects, will be executed if necessary to support the Group’s strategic objectives.
Execution of transactions within approved mandates.

2 Economic hedging of commodity sales, operating costs, short-term cash deposits, other monetary items and debt instruments

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

Where short-term cash deposits and other monetary items are denominated in a currency other than US dollars, derivative financial instruments may be executed to align the foreign exchange exposure to the Group’s functional currency of US dollars.
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
The majority of the Group’s debt is issued at fixed interest rates. The Group has entered into interest rate swaps and cross currency interest rate swaps to convert most of its fixed interest rate exposure to floating US dollar interest rate exposure. As at 30 June 2021, 82 per cent of the Group’s borrowings were exposed to floating interest rates inclusive of the effect of swaps (2020: 87 per cent).

The fair value of interest rate swaps and cross currency interest rate swaps in hedge relationships used to hedge both interest rate and foreign currency risks are shown in the valuation hierarchy of this note.
Based on the net debt position as at 30 June 2021, taking into account interest rate swaps and cross currency interest rate swaps, it is estimated that a one percentage point increase in the US LIBOR interest rate will increase the Group’s equity and profit after taxation by US$7 million (2020: decrease of US$47 million). This assumes the change in interest rates is effective from the beginning of the financial year and the fixed/floating mix and balances are constant over the year.
Interest Rate Benchmark Reform
The London Interbank Offered Rate (LIBOR) and other benchmark interest rates are expected to be replaced by alternative risk-free rates (ARR) by the end of CY2021 as part of inter-bank offer rate (IBOR) reform. The Group has established a project to assess the implications of IBOR reform across the Group, and to manage and execute the transition from current discontinuing IBORs rates to ARR, including updating policies, systems and processes. A detailed due diligence review has identified a range of contracts that reference IBORs, including derivative instruments, money market deposits, lease agreements, supply contracts and joint venture agreements. The Group is in the process of developing action plans for each of these arrangements to ensure a smooth transition to ARR.
The Group has early adopted amendments to IFRS 9 ‘Financial Instruments’, IFRS 7 ‘Financial Instruments: Disclosures’ and IFRS 16 ‘Leases’ in relation to IBOR reform (refer to note 39 ‘New and amended accounting standards and interpretations and changes to accounting policies’). In particular, the IBOR reform impacts the Group’s interest rate swaps, which reference US LIBOR, and the associated hedge accounting. Refer to section 23.4 ‘Derivatives and hedge accounting’ for further information.
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
The following table shows the foreign currency risk arising from financial assets and liabilities, which are denominated in currencies other than the US dollar:

Net financial (liabilities)/assets - by currency of denomination	2021	2020
	US$M	US$M
Australian dollar s	(4,421)	(3,788)
Chilean peso	(649)	(369)
British pound sterling	535	587
Euro	366	619
Other	128	(17)

Total	(4,041)	(2,968)

The principal
non-functional
currencies to which the Group is exposed are the Australian dollar, the Chilean peso, the Pound sterling and the Euro. Based on the Group’s net financial assets and liabilities as at 30 June 2021, a weakening of the US dollar against these currencies (one cent strengthening in Australian dollar, 10 pesos strengthening in Chilean peso, one penny strengthening in Pound sterling and one cent strengthening in Euro), with all other variables held constant, would decrease the Group’s equity and profit after taxation by US$21 million (2020: decrease of US$12 million).
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
Financial instruments with commodity price risk comprise forward commodity and other derivative contracts with a net assets fair value of US$138 million (2020: US$159 million). Significant commodity price risk instruments within other derivative balances include derivatives embedded in physical commodity purchase and sales contracts of gas in Trinidad and Tobago with a net assets fair value of US$121 million (2020: US$180 million). These are included within other derivatives and fair value measurement related to these resulted in an expense of US$59 million (2020: expense of US$22 million).

The potential effect on these derivatives’ fair values of using reasonably possible alternative assumptions in the valuation models, based on a change in the most significant input, such as commodity prices, by 10 per cent with all other factors held constant (including the pricing on underlying physical exposures), would increase or decrease profit after taxation by US$26 million (2020: US$8 million).
Provisionally priced commodity sales and purchases contracts
Provisionally priced sales or purchases volumes are those for which price finalisation, referenced to the relevant index, is outstanding at the reporting date. Provisional pricing mechanisms within these sales and purchases arrangements have the character of a commodity derivative. Trade receivables or payables under these contracts are carried at fair value through profit and loss using a method categorised as Level 2 based on forecast selling prices in the quotation period. The Group’s exposure at 30 June 2021 to the impact of movements in commodity prices upon provisionally invoiced sales and purchases volumes was predominately around copper.
The Group had 254 thousand tonnes of copper exposure as at 30 June 2021 (2020: 301 thousand tonnes) that was provisionally priced. The final price of these sales and purchases volumes will be determined during the first half of FY2022. A 10 per cent change in the price of copper realised on the provisionally priced sales, with all other factors held constant, would increase or decrease profit after taxation by US$166 million (2020: US$134 million).
The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange rates can impact commodity prices.
Liquidity risk
Refer to note 20 ‘Net debt’ for details on the Group’s liquidity risk.
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
Refer to note 8 ‘Trade and other receivables’ and note 20 ‘Net debt’ for details on the Group credit risk.
23.2 Recognition and measurement
All financial assets and liabilities, other than derivatives and trade receivables, are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate. Financial assets are initially recognised on their trade date.
Financial assets are subsequently carried at fair value or amortised cost based on:

•	the Group’s purpose, or business model, for holding the financial asset

•	whether the financial asset’s contractual terms give rise to cash flows that are solely payments of principal and interest
The resulting Financial Statements classifications of financial assets can be summarised as follows:

Contractual cash flows	Business model	Category
Solely principal and interest	Hold in order to collect contractual cash flows	Amortised cost

Solely principal and interest	Hold in order to collect contractual cash flows and sell	Fair value through other comprehensive income

Solely principal and interest	Hold in order to sell	Fair value through profit or loss

Other	Any of those mentioned above	Fair value through profit or loss
Solely principal and interest refers to the Group receiving returns only for the time value of money and the credit risk of the counterparty for financial assets held. The main exceptions for the Group are provisionally priced receivables and derivatives which are measured at fair value through the income statement under IFRS 9.
The Group has the intention of collecting payment directly from its customers in most cases, however the Group also participates in receivables financing programs in respect of selected customers. Receivables in these portfolios which are classified as ‘hold in order to sell’, are provisionally priced receivables and are therefore held at fair value through profit or loss prior to sale to the financial institution.
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
For financial assets and liabilities carried at fair value, the Group uses the following to categorise the method used based on the lowest level input that is significant to the fair value measurement as a whole:

IFRS 13 Fair value hierarchy	Level 1	Level 2	Level 3
Valuation method	Based on quoted prices (unadjusted) in active markets for identical financial assets and liabilities.	Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).	Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling.
23.3 Financial assets and liabilities
The financial assets and liabilities are presented by class in the table below at their carrying amounts.

	IFRS 13 Fair value hierarchy Level (1)	IFRS 9 Classification	2021 US$M	2020 US$M Restated
Current cross currency and interest rate swaps (2)	2	Fair value through profit or loss	20	3
Current other derivative contracts (3)	2,3	Fair value through profit or loss	207	45
Current other investments (4)	1,2	Fair value through profit or loss	3	36
Non-current cross currency and interest rate swaps (2)	2	Fair value through profit or loss	1,123	2,009
Non-current other derivative contracts (3)	2,3	Fair value through profit or loss	152	159
Non-current investment in share s	3	Fair value through other comprehensive income	31	32
Non-current other investments (4)(5)	1,2,3	Fair value through profit or loss	304	322

Total other financial assets			1,840	2,606
Cash and cash equivalents		Amortised cost	15,246	13,426
Trade and other receivables (6)		Amortised cost	2,363	1,633
Provisionally priced trade receivables	2	Fair value through profit or loss	3,547	1,480
Loans to equity accounted investments		Amortised cost	–	40

Total financial assets			22,996	19,185

Non-financial assets			85,931	86,548

Total assets			108,927	105,733

Current cross currency and interest rate swaps (2)	2	Fair value through profit or loss	–	165
Current other derivative contracts (3)	2,3	Fair value through profit or loss	52	60
Current other financial liabilities (7)		Amortised cost	78	–
Non-current cross currency and interest rate swaps (2)	2	Fair value through profit or loss	586	1,414
Non-current other financial liabilities (7)		Amortised cost	560	–

Total other financial liabilities			1,276	1,639
Trade and other payables (8)		Amortised cost	6,277	5,354
Provisionally priced trade payables	2	Fair value through profit or loss	574	269
Bank loans (9)		Amortised cost	2,260	2,492
Notes and debentures (9)		Amortised cost	14,769	21,045
Lease liabilities			3,896	3,443
Other (9)		Amortised cost	58	68

Total financial liabilities			29,110	34,310

Non-financial liabilities			24,212	19,248

Total liabilities			53,322	53,558

(1)
All of the Group’s financial assets and financial liabilities recognised at fair value were valued using market observable inputs categorised as Level 2 with the exception of the specified items in the following footnotes.

(2)
Cross currency and interest rate swaps are valued using market data including interest rate curves (which include the base LIBOR rate and swap rates) and foreign exchange rates. A discounted cash flow approach is used to derive the fair value of cross currency and interest rate swaps at the reporting date.

(3)
Includes other derivative contracts of US$121 million (2020: US$179 million) categorised as Level 3. Significant items are derivatives embedded in physical commodity purchase and sales contracts of gas in Trinidad and Tobago with net assets fair value of US$121 million (2020: US$180 million).

(4)
Includes investments held by BHP Billiton Foundation which are restricted and not available for general use by the Group of US$260 million (2020: US$296 million) of which other investment (US Treasury Notes) of US$72 million categorised as Level 1 (2020: US$87 million).

(5)	Includes other investments of US$46 million (2020: US$47 million) categorised as Level 3.

(6)	Excludes input taxes of US$486 million (2020: US$478 million) included in other receivables.

(7)	Includes the discounted settlement liability in relation to the cancellation of power contracts at the Group’s Escondida operations.

(8)	Excludes input taxes of US$176 million (2020: US$145 million) included in other payables.

(9)	All interest bearing liabilities, excluding lease liabilities, are unsecured.
The carrying amounts in the table above generally approximate to fair value. In the case of US$3,018 million (2020: US$3,019 million) of fixed rate debt not swapped to floating rate, the fair value at 30 June 2021 was US$4,052 million (2020: US$4,114 million). The fair value is determined using a method that can be categorised as Level 2 and uses inputs based on benchmark interest rates, alternative market mechanisms or recent comparable transactions.
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
23.4    Derivatives and hedge accounting
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
The table below shows the carrying amounts of the Group’s notes and debentures by currency and the derivatives which hedge them:

•	The carrying amount of the notes and debentures includes foreign exchange remeasurement to period-end rates and fair value adjustments when included in a fair value hedge.

•
The breakdown of the hedging derivatives includes remeasurement of foreign currency notional values at period-end rates, fair value movements due to interest rate risk, foreign currency cash flows designated into cash flow hedges, costs of hedging recognised in other comprehensive income, ineffectiveness recognised in the income statement and accruals or prepayments.

•	The hedged value of notes and debentures includes their carrying amounts adjusted for the offsetting derivative fair value movements due to foreign currency and interest rate risk remeasurement.

		Fair value of derivatives
2021 US$M	Carrying amount of notes and debentures	Foreign exchange notional at spot rates	Interest rate risk	Recognised in cash flow hedging reserve	Recognised in cost of hedging reserve	Recognised in the income statement (1)	Accrued cash flows	Total	Hedged value of notes and debentures (2)
	A	B	C	D	E	F	G	B to G	A + B + C
USD	6,270	–	(318)	–	–	11	77	(230)	5,952
GBP	3,387	435	(544)	(81)	25	(34)	53	(146)	3,278
EUR	4,486	73	(418)	(33)	27	7	49	(295)	4,141
CA D	626	142	(21)	(28)	25	(2)	(2)	114	747

Total	14,769	650	(1,301)	(142)	77	(18)	177	(557)	14,118

		Fair value of derivatives
2020 US$M	Carrying amount of notes and debentures	Foreign exchange notional at spot rates	Interest rate risk	Recognised in cash flow hedging reserve	Recognised in cost of hedging reserve	Recognised in the income statement (1)	Accrued cash flows	Total	Hedged value of notes and debentures (2)
	A	B	C	D	E	F	G	B to G	A + B + C
USD	9,926	–	(742)	–	–	29	74	(639)	9,184
GBP	3,245	764	(730)	(16)	13	(18)	47	60	3,279
EUR	7,294	500	(576)	(55)	21	65	32	(13)	7,218
CAD	580	199	(32)	–	(2)	(4)	(2)	159	747

Total	21,045	1,463	(2,080)	(71)	32	72	151	(433)	20,428

(1)	Predominantly related to ineffectiveness.

(2)	Includes US$3,018 million (2020: US$3,019 million) of fixed rate debt not swapped to floating rate that is not in a hedging relationship.
The weighted average interest rate payable is USD LIBOR + 2.18 per cent (2020: USD LIBOR + 2.95 per cent). Refer to note 22 ‘Net finance costs’ for details of net finance costs for the year.
Interest Rate Benchmark Reform
IBOR reform impacts the Group’s interest rate swaps, which reference 3-month US LIBOR, and the associated hedge accounting. At 30 June 2021, the notional value of hedging instruments that reference 3-month US LIBOR is US$16.8 billion. It is anticipated that the Secured Overnight Financing Rate (SOFR) benchmark rate will be widely adopted by market participants and effectively replace US LIBOR in new contracts during FY2022. However, a number of US LIBOR settings, including 3-month US LIBOR, will continue to be published until 30 June 2023. Accordingly, absent of any agreement with counterparties to transition to an alternative risk-free rate before this date, the Group’s existing interest rate swaps with maturity dates beyond 30 June 2023 will only transition to ARR once US LIBOR publication ceases. As at 30 June 2021, the Group has not transitioned any of its existing interest rate swaps to alternative risk-free rates.

Hedging instrument	Notional currency	Notional value US$M	Notional value to mature before LIBOR expires FY2023 US$M
Interest rate swaps	USD	11,950	1,979

Cross-currency interest rate swaps	EUR	3,187	404
	GBP	1,673	923

	Total	16,810	3,306

In addition, the Group has other arrangements which reference 3-month US LIBOR benchmarks and extend beyond 2021. These include USD bank loans of US$2.3 billion and an undrawn revolving credit facility (refer to note 20 ‘Net debt’).
The Group has early adopted amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’ in relation to IBOR Reform (refer to note 39 ‘New and amended accounting standards and interpretations and changes to accounting policies’). These amendments provide reliefs from applying specific hedge accounting requirements to hedging arrangements directly impacted by these reforms. In particular, where changes to the Group’s instruments arise solely as a result of IBOR reform and do not change the economic substance of the Group’s arrangements, the Group is able to maintain its existing hedge relationships and accounting. The Group has applied these reliefs resulting in no impact on the Group’s hedge accounting. Upon transition to alternative risk-free rates, the Group will seek to apply further reliefs in IFRS 9 and continue to apply hedge accounting to its hedging arrangements.
Movements in reserves relating to hedge accounting
The following table shows a reconciliation of the components of equity and an analysis of the movements in reserves for all hedges. For a description of these reserves, refer to note 17 ‘Other equity’.

2021 US$M	Cash flow hedging reserve			Cost of hedging reserve			Total
	Gross	Tax	Net	Gross	Tax	Net

At the beginning of the financial yea r	71	(21)	50	(32)	9	(23)	27
Add: Change in fair value of hedging instrument recognised in OCI	863	(259)	604	–	–	–	604
Less: Reclassified from reserves to financial expenses – recognised through OCI	(792)	238	(554)	(45)	14	(31)	(585)

At the end of the financial year	142	(42)	100	(77)	23	(54)	46

2020 US$M	Cash flow hedging reserve			Cost of hedging reserve			Total
	Gross	Tax	Net	Gross	Tax	Net
At the beginning of the financial year	163	(49)	114	(106)	32	(74)	40
Add: Change in fair value of hedging instrument recognised in OCI	(315)	94	(221)	–	–	–	(221)
Less: Reclassified from reserves to financial expenses – recognised through OCI	223	(66)	157	74	(23)	51	208

At the end of the financial year	71	(21)	50	(32)	9	(23)	27

Changes in interest bearing liabilities and related derivatives resulting from financing activities
The movement in the year in the Group’s interest bearing liabilities and related derivatives are as follows:

	Interest bearing liabilities					Derivatives (assets)/ liabilities
2021 US$M	Bank loans	Notes and debentures	Lease liabilities	Bank overdraft and short- term borrowings	Other	Cross currency and interest rate swaps	Total
At the beginning of the financial year	2,492	21,045	3,443	–	68	(433)
Proceeds from interest bearing liabilities	504	–	–	–	64	–	568
Settlements of debt related instruments	–	–	–	–	–	167	167
Repayment of interest bearing liabilities	(737)	(6,888)	(770)	–	–	–	(8,395)

Change from Net financing cash flows	(233)	(6,888)	(770)	–	64	167	(7,660)

Other movements:
Loss on bond repurchase	–	579	–	–	–	(184)
Interest rate impacts	–	(764)	–	–	–	704
Foreign exchange impacts	(1)	798	115	–	(14)	(796)
Lease additions	–	–	1,223	–	–	–
Remeasurement of index-linked freight contracts	–	–	(59)	–	–	–
Other interest bearing liabilities/derivative related changes	2	(1)	(56)	–	(60)	(15)

At the end of the financial year	2,260	14,769	3,896	–	58	(557)

	Interest bearing liabilities					Derivatives (assets)/ liabilities
2020 US$M	Bank loans	Notes and debentures	Lease liabilities	Bank overdraft and short- term borrowings	Other	Cross currency and interest rate swaps	Total
At the beginning of the financial year	2,498	21,529	715	20	66	204
Proceeds from interest bearing liabilitie s	514	–	–	–	–	–	514
Settlements of debt related instruments	–	–	–	–	–	(157)	(157)
Repayment of interest bearing liabilities	(522)	(859)	(671)	–	5	–	(2,047)

Change from Net financing cash flows	(8)	(859)	(671)	–	5	(157)	(1,690)

Other movements:
Interest rate impacts	–	720	–	–	–	(788)
Foreign exchange impacts	–	(354)	(43)	–	(4)	316
Leases recognised on IFRS 16 transition	–	–	2,301	–	–	–
Lease additions	–	–	436	–	–	–
Remeasurement of index-linked freight contracts	–	–	733	–	–	–
Other interest bearing liabilities/derivative related changes	2	9	(28)	(20)	1	(8)

At the end of the financial year	2,492	21,045	3,443	–	68	(433)

Employee matters
24    Key management personnel
Key management personnel compensation comprises:

	2021	2020	2019
	US$	US$	US$
Short-term employee benefits	14,081,625	12,564,637	11,557,506
Post-employment benefits	744,951	1,172,727	1,490,716
Share-based payments	11,601,866	13,514,588	15,821,972

Total	26,428,442	27,251,952	28,870,194

Key Management Personnel (KMP) includes the roles which have the authority and responsibility for planning, directing and controlling the activities of BHP. These are
Non-executive
Directors, the CEO, the Chief Financial Officer, the President Minerals Australia, the President Minerals Americas and the President Petroleum.
Transactions and outstanding loans/amounts with key management personnel
There were no purchases by key management personnel from the Group during FY2021 (2020: US$ nil; 2019: US$ nil).
There were no amounts payable by key management personnel at 30 June 2021 (2020: US$ nil; 2019: US$ nil).
There were no loans receivable from or payable to key management personnel at 30 June 2021 (2020: US$ nil; 2019: US$ nil).
Transactions with personally related entities
A number of Directors of the Group hold or have held positions in other companies (personally related entities) where it is considered they control or significantly influence the financial or operating policies of those entities. There were no reportable transactions with those entities and no amounts were owed by the Group to personally related entities at 30 June 2021 (2020: US$ nil; 2019: US$ nil).
For more information on remuneration and transactions with key management personnel, refer to section 2.2.
25     Employee share ownership plans
Awards, in the form of the right to receive ordinary shares in either BHP Group Limited or BHP Group Plc, have been granted under the following employee share ownership plans: Cash and Deferred Plan (CDP), Short-Term Incentive Plan (STIP), Long-Term Incentive Plan (LTIP), Management Award Plan (MAP), Transitional and Commencement KMP awards and the all-employee
share plan, Shareplus.
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

The table below provides a description of each of the plans.

Plan	CDP and STIP	LTIP and MAP	Transitional and Commencement KMP awards	Shareplus
Type	Short-term incentive	Long-term incentive	Long-term incentive	All-employee share purchase plan

Overview
The CDP was implemented in FY2020 as a replacement for the STIP, both of which are generally plans for Executive KMP and members of the Executive Leadership Team who are not Executive KMP.

Under the CDP, two thirds of the value of a participant’s short-term incentive amount is awarded as rights to receive BHP Group Limited or BHP Group Plc shares at the end of the vesting period (and the remaining one third is delivered in cash). Two awards of deferred shares are granted, each of the equivalent value to the cash award, vesting in two and five years respectively.

Under STIP, half of the value of a participant’s short-term incentive amount is awarded as rights to receive BHP Group Limited or BHP Group Plc shares at the end of the two-year
vesting period.

The LTIP is a plan for Executive KMP and members of the Executive Leadership Team who are not Executive KMP, and awards are granted annually.

The MAP is a plan for BHP senior management who are not KMP. The number of share rights awarded is determined by a participant’s role and grade.

Awards may be granted to new Executive KMP recruited into or within the Group to bridge the time-based gap between the vesting of awards either granted in their non-KMP roles or to replace awards foregone from a previous company.
Employees may contribute up to US$5,000 to acqui r e s hares in any plan year. On the third anniversary of the start of a plan year , the Group will match the number of acquired shares.

Vesting conditions
CDP: Service conditions only for the two-year award. Vesting of the five-year award is subject to service conditions and also to holistic review of performance at the end of the five-year vesting period, including a five-year view on HSEC performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct.

STIP: Service conditions only.

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

MAP: Service conditions only.
			Service and performance conditions. The Remuneration Committee has absolute discretion to determine if the performance condition has been met and whether any, all or part of the award will vest (or otherwise lapse), having regard to personal performance and the underlying financial performance of the Group during the performance period. To the extent the performance condition is not achieved, awards will lapse. There is no retesting of the performance condition. Vested awards may be subject to a holding lock.	Service conditions only.

Vesting period	CDP – 2 and 5 years STIP – 2 years	LTIP – 5 years MAP – 1 to 5 years	2 years	3 years

Dividend Equivalent Payment	CDP – Yes STIP – Yes	LTIP – Yes MAP – Varies	Yes	No

Exercise period	None	None	None	None

(1)	BHP’s TSR is the weighted average of the TSRs of BHP Group Limited and BHP Group Plc.

Employee share awards

2021	Number of awards at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards at the end of the financial year	Number of awards vested and exercisable at the end of the financial year	Weighted average remaining contractual life (years)	Weighted average share price at exercise date
BHP Group Limited
CDP awards	–	276,944	–	60,604	216,340	–	2.2	–
STIP awards	377,140	74,796	251,148	3	200,785	–	0.5	A$39.06
GSTIP awards (1)	12,041	–	12,041	–	–	–	–	A$39.06
LTIP awards	4,937,506	654,790	653,170	1,395,906	3,543,220	–	1.6	A$39.06
MAP awards	11,159,990	3,502,112	4,161,573	547,012	9,953,517	51,247	1.2	A$39.16
Transitional and Commencement KMP awards	–	77,000	–	–	77,000	–	1.2	–
Shareplus	4,057,382	2,536,374	1,694,880	359,682	4,539,194	–	1.3	A$45.49

BHP Group Plc
MAP awards	218,403	82,404	70,569	54,189	176,049	–	1.1	£17.89
Shareplus	229,462	125,493	103,128	19,060	232,767	–	1.3	£20.57

(1)	Short-term incentive awards that were granted to BHP senior management who were not KMP. Awards were last granted in FY2018. All awards had vested or lapsed at 30 June 2021.
Employee share awards
pre-tax
expense is US$123.525 million (2020: US$128.999 million; 2019: US$138.275 million).
Fair value and assumptions in the calculation of fair value for awards issued

2021	Weighted average fair value of awards granted during the year US$	Risk-free interest rate	Estimated life of awards	Share price at grant date	Estimated volatility of share price	Dividend yield
BHP Group Limited
CDP awards	25.28	n/a	2 and 5 years	A$35.90	n/a	n/a
STIP awards	25.28	n/a	2 years	A$35.90	n/a	n/a
LTIP awards (1)	14.68	0.25%	5 years	A$35.90/A$33.81/A$38.56	28.0%	n/a
MAP awards (2)	22.88	n/a	1-5 years	A$38.36/A$36.91/A$35.90/A$45.88	n/a	4.90%
Transitional and Commencement KMP awards	28.35	n/a	2 years	A$38.56	n/a	n/a
Shareplus	24.96	0.21%	3 years	A$30.19	n/a	5.59%
BHP Group Plc
MAP awards	18.66	n/a	3 years	£17.13	n/a	5.70%
Shareplus	15.32	0.12%	3 years	£12.11	n/a	6.40%

(1)	Includes LTIP awards granted on 20 October 2020, 2 November 2020 and 1 December 2020.
(2)	Includes MAP awards granted on 21 August 2020, 24 September 2020, 20 October 2020 and 7 April 2021.
Recognition and measurement
The fair value at grant date of equity-settled share awards is charged to the income statement over the period for which the benefits of employee services are expected to be derived. The fair values of awards granted were estimated using a Monte Carlo simulation methodology and Black-Scholes option pricing technique and consider the following factors:

•	exercise price

•	expected life of the award

•	current market price of the underlying shares

•	expected volatility using an analysis of historic volatility over different rolling periods. For the LTIP, it is calculated for all sector comparators and the published MSCI World index

•	expected dividends

•	risk-free interest rate, which is an applicable government bond rate

•	market-based performance hurdles

•	non-vesting conditions
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

26    Employee benefits, restructuring and post-retirement employee benefits provisions

	2021	2020
	US$M	US$M
Employee benefits (1)	1,624	1,313
Restructuring (2)	54	34
Post-retirement employee benefits (3)	534	547

Total provisions	2,212	1,894

Comprising:
Current	1,606	1,283
Non-current	606	611

2021 US$M	Employee benefits	Restructuring	Post- retirement employee benefits (3)	Total
At the beginning of the financial year	1,313	34	547	1,894
Charge/(credit) for the year:
Underlying	1,402	45	62	1,509
Discounting	–	–	31	31
Net interest expense	–	–	(10)	(10)
Exchange variations	104	1	30	135
Released during the year	(82)	–	(46)	(128)
Remeasurement gains taken to retained earning s	–	–	(58)	(58)
Utilisation	(1,119)	(26)	(59)	(1,204)
Transfers and other movements	6	–	37	43

At the end of the financial year	1,624	54	534	2,212

(1)	The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits.

(2)	Total restructuring provisions include provisions for terminations and office closures.

(3)	Refer to note 27 ‘Pension and other post-retirement obligations’.
Recognition and measurement
Provisions are recognised by the Group when:

•	there is a present legal or constructive obligation as a result of past events

•	it is more likely than not that a permanent outflow of resources will be required to settle the obligation

•	the amount can be reliably estimated and measured at the present value of management’s best estimate of the cash outflow required to settle the obligation at reporting date

Provision	Description
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

Restructuring
Restructuring provisions are recognised when:

•   the Group has a detailed formal plan identifying the business or part of the business concerned, the location and approximate number of employees affected, a detailed estimate of the associated costs, and an appropriate timeline

•   the restructuring has either commenced or been publicly announced and can no longer be withdrawn

Payments falling due greater than 12 months after the reporting date are discounted to present value.

27    Pension and other post-retirement obligations
The Group operates or participates in a number of pension (including superannuation) schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the Group and are administered by trustees or management boards.

Schemes/Obligations	Description
Defined contribution pension schemes and multi-employer pension schemes	For defined contribution schemes or schemes operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the Group’s employees, the pension charge is calculated on the basis of contributions payable. The Group contributed US$334 million during the financial year (2020: US$260 million; 2019: US$274 million) to defined contribution plans and multi-employer defined contribution plans. These contributions are expensed as incurred.

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

	Defined benefit pension schemes / post- employment obligations		Post-retirement medical schemes
	2021	2020	2021	2020
	US$M	US$M	US$M	US$M
Present value of funded defined benefit obligation	377	613	–	–
Present value of unfunded defined benefit obligation	358	354	197	214
Fair value of defined benefit scheme assets	(398)	(634)	–	–

Scheme deficit	337	333	197	214

Unrecognised surplus	–	–	–	–
Unrecognised past service credits	–	–	–	–
Adjustment for employer contributions tax	–	–	–	–

Net liability recognised in the Consolidated Balance Sheet	337	333	197	214

The Group has no legal obligation to settle these liabilities with any immediate contributions or additional one-off
contributions. The Group intends to continue to contribute to each defined benefit pension and post-retirement medical scheme in accordance with the latest recommendations of each scheme actuary.
28    Employees

	2021	2020	2019
	Number	Number	Number
Average number of employees (1)
Australia	23,828	20,967	18,146
South America	7,390	7,330	6,979
North America	1,299	1,296	1,999
Asia	1,907	1,939	1,743
Europe	54	57	59

Total average number of employees	34,478	31,589	28,926

(1)
Average employee numbers include the Executive Director and 100 per cent of employees of subsidiary companies. Employees of equity accounted investments and joint operations are not included. Part-time employees are included on a full-time equivalent basis. Employees of businesses disposed of during the year are included for the period of ownership. Contractors are not included.

Group and related party information
29    Discontinued operations
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
There was no contribution of Discontinued operations for the year ended 30 June 2021 and the year ended 30 June 2020. The contribution of Discontinued operations included within the Group’s profit and cash flows for the year ended 30 June 2019 are detailed below:
Income statement – Discontinued operations

2019
US$M
Profit after taxation from operating activities	175

Net loss on disposal	(510)

Loss after taxation	(335)

Attributable to non-controlling interests	7
Attributable to BHP shareholders	(342)

Basic loss per ordinary share (cents)	(6.6)
Diluted loss per ordinary share (cents)	(6.6)

The total comprehensive income attributable to BHP shareholders from Discontinued operations was a loss of US$342 million in FY2019.
The conversion of options and share rights would decrease the loss per share for the year ended 30 June 2019 and therefore its impact has been excluded from the diluted earnings per share calculation.
Cash flows from Discontinued operations

2019
US$M
Net operating cash flows	474
Net investing cash flows (1)	(443)
Net financing cash flows (2)	(13)

Net increase in cash and cash equivalents from Discontinued operations	18

Net proceeds received from the sale of Onshore US	10,531
Less Cash and cash equivalents	(104)

Proceeds from divestment of Onshore US, net of its cash	10,427

Total cash impact	10,445

(1)	Includes purchases of property, plant and equipment of US$443 million.

(2)	Includes net repayment of interest bearing liabilities of US$6 million and dividends paid to non-controlling interests of US$7 million.
Net loss on disposal of Discontinued operations
Details of the net loss on disposal for the year ended 30 June 2019 is presented in the table below:

2019
US$M
Net assets	11,111

Less non-controlling interest share of net assets disposed	(168)

BHP Share of net assets disposed	10,943

Gross consideration	10,555
Less transaction costs	(54)
Income tax expense	(68)

Net loss on disposal	(510)

30     Subsidiaries
S
ignificant subsidiaries of the Group are those with the most significant contribution to the Group’s net profit or net assets. The Group’s interest in the subsidiaries’ results are listed in the table below. For a complete list of the Group’s subsidiaries, refer to Exhibit 8.1 - List of Subsidiaries.

			Group’s interest
Significant subsidiaries	Country of incorporation	Principal activity	2021%	2020%
Coal
BHP Mitsui Coal Pty Ltd	Australia	Coal mining	80	80
Hunter Valley Energy Coal Pty Ltd	Australia	Coal mining	100	100
Copper
BHP Olympic Dam Corporation Pty Ltd	Australia	Copper and uranium mining	100	100
Compañia Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Minera Escondida Ltda (1)	Chile	Copper mining	57.5	57.5
Minera Spence SA	Chile	Copper mining	100	100
Iron Ore
BHP Iron Ore (Jimblebar) Pty Ltd (2)	Australia	Iron ore mining	85	85
BHP Iron Ore Pty Ltd	Australia	Service company	100	100
BHP Minerals Pty Ltd	Australia	Iron ore and coal mining	100	100
BHP (Towage Service) Pty Ltd	Australia	Towing services	100	100
Marketing
BHP Billiton Freight Singapore Pte Limited	Singapore	Freight services	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Asia Pte Ltd	Singapore	Marketing support and other services	100	100
Group and Unallocated
BHP Billiton Finance B.V.	The Netherlands	Finance	100	100
BHP Billiton Finance Limited	Australia	Finance	100	100
BHP Billiton Finance (USA) Limited	Australia	Finance	100	100
BHP Canada Inc.	Canada	Potash development	100	100
BHP Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Nickel West Pty Ltd	Australia	Nickel mining, smelting, refining and administrative services	100	100
WMC Finance (USA) Limited	Australia	Finance	100	100

(1)
As the Group has the ability to direct the relevant activities at Minera Escondida Ltda, it has control over the entity. The assessment of the most relevant activity in this contractual arrangement is subject to judgement. The Group establishes the mine plan and the operating budget and has the ability to appoint the key management personnel, demonstrating that the Group has the existing rights to direct the relevant activities of Minera Escondida Ltda.

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

31     Investments accounted for using the equity method
S
ignificant interests in equity accounted investments of the Group are those with the most significant contribution to the Group’s net profit or net assets. The Group’s ownership interest in equity accounted investments results are listed in the table below. For a complete list of the Group’s associates and joint ventures, refer to Exhibit 8.1 - List of Subsidiaries.

Significant associates and joint ventures	Country of incorporation/ principal place of business	Associate or joint venture	Principal activity	Reporting date	Ownership interest
					2021%	2020%
Cerrejón	Anguilla/ Colombia/Ireland	Associate	Coal mining in Colombia	31 December	33.33	33.33
Compañía Minera Antamina S.A. (Antamina)	Peru	Associate	Copper and zinc mining	31 December	33.75	33.75
Samarco Mineração S.A. (Samarco)	Brazil	Joint venture	Iron ore mining	31 December	50.00	50.00
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
The movement for the year in the Group’s investments accounted for using the equity method is as follows:

2021 US$M	Investment in associates	Investment in joint ventures	Total equity accounted investments
At the beginning of the financial year	2,585	–	2,585
Profit/(loss) from equity accounted investments, related impairments and expenses (1)	69	(990)	(921)
Investment in equity accounted investments	108	111	219
Dividends received from equity accounted investments	(737)	–	(737)
Transfer to assets held for sale (2)	(284)	–	(284)
Other	1	879	880

At the end of the financial year	1,742	–	1,742

(1)
US$(990) million represents US$(111) million impairment relating to US$(111) million funding provided during the period, US$(1,000) million movement in the Samarco dam failure provision including US$(842) million change in estimate and US$(158) million exchange translation, US$(15) million movement in provisions related to the Samarco Germano dam decommissioning provision including US$6 million change in estimate and US$(21) million exchange translation and US$136 million fair value change on forward exchange derivatives. Refer to note 4 ‘Significant events – Samarco dam failure’ for further information.

(2)
On 28 June 2021, the Group announced the divestment of its 33.3 per cent interest in Cerrejón to Glencore, for US$294 million cash consideration. The transaction has an effective economic date of 31 December 2020. The purchase price is subject to adjustments at transaction completion which may include an adjustment for the dividends paid by Cerrejón to the Group during the period from signing to completion. An impairment charge of US$466 million (before tax) was recognised in the year ended 30 June 2021 reducing the carrying value of the Group’s investment in Cerrejón at 30 June 2021 to US$284 million, being the agreed sale proceeds of US$
294
million adjusted for expected transaction costs. Refer to note 13 ‘Impairment of non-current assets’ for details.

At 30 June 2021, the Group’s investment of US$284 million in Cerrejón along with a loan due from Cerrejón of US$40 million, has been classified as ‘Assets held for sale’. Payables owed to Cerrejón of US$17 million have been classified as ‘Liabilities directly associated with the assets held for sale’. Subject to the satisfaction of customary competition and regulatory requirements, the transaction is expected to be completed within 12 months from the balance sheet date.

The following table summarises the financial information relating to each of the Group’s significant equity accounted investments. Information of the Group’s investment in Cerrejón has not been included for FY2021 following its classification as ‘Assets held for sale’. BHP Brasil’s 50 per cent portion of Samarco’s commitments, for which BHP Brasil has no funding obligation, is US$350 million (2020: US$200 million).

	Associates			Joint ventures
2021 US$M	Antamina	Cerrejón	Individually immaterial (1)	Samarco (2)		Individually immaterial	Total
Current assets	1,499	–		509	(3)
Non-current assets	4,885	–		4,380
Current liabilities	(1,285)	–		(9,222	) (4)
Non-current liabilities	(1,062)	–		(7,627)

Net assets/(liabilities) – 100%	4,037	–		(11,960)

Net assets/(liabilities) – Group share	1,362	–		(5,980)
Adjustments to net assets related to accounting policy adjustments	–	–		280	(5)
Investment in Samarco	–	–		516	(6)
Impairment of the carrying value of the investment in Samarco	–	–		(1,041	) (7)
Additional share of Samarco losses	–	–		4,442	(8)
Unrecognised losses	–	–		1,783	(9)

Carrying amount of investments accounted for using the equity method	1,362	–	380	–		–	1,742

Revenue – 100%	4,822	844		814
Profit/(loss) from Continuing operations – 100%	1,847	(43)		(2,202	) (10)

Share of profit/(loss) of equity accounted investments	623	(14)		(1,076	) (11)
Impairment of the carrying value of the investment in Cerrejón	–	(466)		–
Impairment of the carrying value of the investment in Samarco	–	–		(111	) (7)
Additional share of Samarco losses	–	–		85
Fair value change on forward exchange derivatives	–	–		136
Unrecognised losses	–	–		(24	) (9)

Profit/(loss) from equity accounted investments, related impairments and expenses	623	(480)	(74)	(990)		–	(921)

Comprehensive income – 100%	1,847	(43)		(2,202)

Share of comprehensive income/(loss) – Group share in equity accounted investments	623	(480)	(74)	(990)		–	(921)

Dividends received from equity accounted investments	714	13	10	–		–	737

	Associates			Joint ventures
2020 US$M	Antamina	Cerrejón	Individually immaterial (1)	Samarco (2)		Individually immaterial	Total
Current assets	974	712		49	(3)
Non-current assets	4,743	2,462		3,601
Current liabilities	(239)	(170)		(7,961	) (4)
Non-current liabilities	(1,173)	(854)		(5,447)

Net assets/(liabilities) – 100%	4,305	2,150		(9,758)

Net assets/(liabilities) – Group share	1,453	717		(4,879)
Adjustments to net assets related to accounting policy adjustments	–	59		256	(5)
Investment in Samarco	–	–		405	(6)
Impairment of the carrying value of the investment in Samarco	–	–		(930	) (7)
Additional share of Samarco losses	–	–		3,341	(8)
Unrecognised losses	–	–		1,807	(9)

Carrying amount of investments accounted for using the equity method	1,453	776	356	–		–	2,585

Revenue – 100%	2,464	1,091		26
Profit/(loss) from Continuing operations – 100%	629	(182)		(3,617	) (10)

Share of profit/(loss) of equity accounted investments	212	(68)		(1,918	) (11)
Impairment of the carrying value of the investment in Samarco	–	–		(95	) (7)
Additional share of Samarco losses	–	–		93
Unrecognised losses	–	–		1,412	(9)

Profit/(loss) from equity accounted investments, related impairments and expenses	212	(68)	(148)	(508)		–	(512)

Comprehensive income/(loss) – 100%	629	(182)		(3,617)

Share of comprehensive income/(loss) – Group share in equity accounted investments	212	(68)	(148)	(508)		–	(512)

Dividends received from equity accounted investments	105	9	12	–		–	126

	Associates			Joint ventures
2019 US$M	Antamina	Cerrejón	Individually immaterial	Samarco (2)		Individually immaterial	Total
Revenue – 100%	3,203	2,094		24
Profit/(loss) from Continuing operations – 100%	1,168	309		(2,166	) (10)

Share of profit/(loss) of equity accounted investments	394	103		(1,075	) (11)
Impairment of the carrying value of the investment in Samarco	–	–		(96	) (7)
Additional share of Samarco losses	–	–		108
Unrecognised losses	–	–		118	(9)

Profit/(loss) from equity accounted investments, related impairments and expenses	394	103	(98)	(945)		–	(546)

Comprehensive income/(loss) – 100%	1,168	309		(2,166)

Share of comprehensive income/(loss) – Group share in equity accounted investments	394	103	(98)	(945)		–	(546)

Dividends received from equity accounted investments	361	134	15	–		–	510

(1)
The unrecognised share of loss for the period was US$40 million (2020: unrecognised share of loss for the period was US$12 million), which increased the cumulative losses to US$233 million (2020: increase to US$193 million).

(2)	Refer to note 4 ‘Significant events – Samarco dam failure’ for further information regarding the financial impact of the Samarco dam failure in November 2015 on BHP Brasil’s share of Samarco’s losses.

(3)	Includes cash and cash equivalents of US$134 million (2020: US$15 million).

(4)	Includes current financial liabilities (excluding trade and other payables and provisions) of US$6,567 million (2020: US$6,023 million).

(5)	Relates mainly to dividends declared by Samarco that remain unpaid at balance date and which, in accordance with the Group’s accounting policy, are recognised when received not receivable.

(6)
Working capital funding provided to Samarco during the period is capitalised as part of the Group’s investments in joint ventures and disclosed as an impairment included within the Samarco impairment expense line item.

(7)
In the year ended 30 June 2016 BHP Brasil adjusted its investment in Samarco to US$ nil (resulting from US$(655) million share of loss from Samarco and US$(525) million impairment). Additional cumulative impairment losses relating to working capital funding of US$(516) million have also been recognised.

(8)
BHP Brasil has recognised accumulated additional share of Samarco losses of US$(4,442) million resulting from US$(3,945) million provisions relating to the Samarco dam failure, including US$(497) million recognised as net finance costs.

(9)	Share of Samarco’s losses for which BHP Brasil does not have an obligation to fund.

(10)
Includes depreciation and amortisation of US$154 million (2020: US$84 million; 2019: US$85 million), interest income of US$1 million
(2020: US$16 million; 2019: US$22 million), interest expense of US$492 million (2020: US$588 million; 2019: US$342 million) and income tax
(expense)/
benefit of US$(303) million (2020: US$(256) million; 2019: US$52 million).

(11)	Includes accounting policy adjustments mainly related to the removal of foreign exchange gains on excluded dividends payable.

32      Interests in joint operations
S
ignificant joint operations of the Group are those with the most significant contributions to the Group’s net profit or net assets. The Group’s interest in the joint operations results are listed in the table below. For a complete list of the Group’s investments in joint operations, refer to Exhibit 8.1 - List of Subsidiaries.

			Group’s interest
Significant joint operations	Country of operation	Principal activity	2021%	2020%
Atlantis	US	Hydrocarbons production	44	44
Bass Strait	Australia	Hydrocarbons production	50	50
Macedon (1)	Australia	Hydrocarbons production	71.43	71.43
Mad Dog	US	Hydrocarbons production	23.9	23.9
North West Shelf	Australia	Hydrocarbons production	12.5–16.67	12.5–16.67
Pyrenees (1)	Australia	Hydrocarbons production	40–71.43	40–71.43
ROD Integrated Development (2)	Algeria	Hydrocarbons production	28.85	29.50
Shenzi (3)	US	Hydrocarbons production	72	44
Trinidad/Tobago (1)(4)	Trinidad and Tobago	Hydrocarbons production	45–68.46	45–68.46
Mt Goldsworthy (5)	Australia	Iron ore mining	85	85
Mt Newman (5)	Australia	Iron ore mining	85	85
Yandi (5)	Australia	Iron ore mining	85	85
Central Queensland Coal Associates	Australia	Coal mining	50	50

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

(3)
Increase in Group interest reflects the acquisition of an additional 28 per cent working interest in Shenzi. The transaction was completed on 6 November 2020 for a purchase price of US$480 million after customary post-closing adjustments. Shenzi continues to be accounted for as a joint operation because BHP continues to have joint decision-making rights with the other joint venture partner (Repsol). The assets and liabilities related to the acquired interests have been accounted for in line with the principles of IFRS 3/AASB 3 ‘Business Combinations’ with no remeasurement of the Group’s previous interest. The acquisition resulted in increases to property plant and equipment of US$642 million, inventory of US$17 million and closure and rehabilitation liabilities of US$179 million. Fair value of the identifiable assets and liabilities approximate the consideration paid and therefore no goodwill or bargain purchase gain has been recognised for the acquisition.

(4)	Trinidad/Tobago joint operations include Greater Angostura and Ruby.

(5)
These contractual arrangements are controlled by the Group and do not meet the definition of joint operations. However, as they are formed by contractual arrangement and are not entities, the Group recognises its share of assets, liabilities, revenue and expenses arising from these arrangements.

Assets held in joint operations subject to significant restrictions are as follows:

	Group’s share
	2021	2020
	US$M	US$M
Current assets	2,260	2,059
Non-current assets	38,725	37,193

Total assets (1)	40,985	39,252

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

33    Related party transactions
The Group’s related parties are predominantly subsidiaries, associates and joint ventures, and key management personnel of the Group. Disclosures relating to key management personnel are set out in note 24 ‘Key management personnel’. Transactions between each parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

•	All transactions to/ from related parties are made at arm’s length, i.e. at normal market prices and rates and on normal commercial terms.

•
Outstanding balances at
year-end
are unsecured and settlement occurs in cash. Loan amounts owing from related parties represent secured loans made to associates and joint ventures under co-funding
arrangements. Such loans are made on an arm’s length basis.

•	No guarantees are provided or received for any related party receivables or payables.

•	No provision for expected credit losses has been recognised in relation to any outstanding balances and no expense has been recognised in respect of expected credit losses due from related parties.

•
There were no other related party transactions in the year ended 30 June 2021 (2020: US$ nil), other than those with post-employment benefit plans for the benefit of Group employees. These are shown in note 27 ‘Pension and other post-retirement obligations’.

•	Related party transactions with Samarco are described in note 4 ‘Significant events – Samarco dam failure’.
Further disclosures related to related party transactions are as follows:
Transactions with related parties

	Joint ventures		Associates
	2021	2020	2021	2020
	US$M	US$M	US$M	US$M
Sales of goods/services	–	–	–	–
Purchases of goods/services	–	–	1,564.073	967.276
Interest income	–	–	2.241	2.370
Interest expense	–	–	–	–
Dividends received	–	–	737.250	126.187
Net loans (repayments from)/made to related parties	–	–	(12.108)	12.273
Outstanding balances with related parties

	Joint ventures		Associates
	2021	2020	2021	2020
	US$M	US$M	US$M	US$M
Trade amounts owing to related parties	–	–	316.269	69.490
Loan amounts owing to related parties	–	–	17.097	5.097
Trade amounts owing from related parties	–	–	0.004	0.473
Loan amounts owing from related parties	–	–	40.651	40.759

Unrecognised items and uncertain events
34    Contingent liabilities

	2021	2020
	US$M	US$M
Associates and joint ventures (1)	1,532	1,314
Subsidiaries and joint operations (1)	1,615	1,534

Total	3,147	2,848

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

Samarco contingent liabilities	The table above includes contingent liabilities related to the Group’s equity account ed
investment in Samarco to the extent they are capable of reliable measurement. Details of contingent liabilities related to Samarco are disclosed in note 4 ‘Significant events – Samarco dam failure’.

Demerger of South32	As part of the demerger of South32 Limited (South32) in May 2015, certain indemnities were agreed under the Separation Deed. Subject to certain exceptions, BHP Group Limited indemnifies South32 against claims and liabilities relating to the Group Businesses and former Group Businesses prior to the demerger and South32 indemnifies the Group against all claims and liabilities relating to the South32 Businesses and former South32 Businesses. No material claims have been made pursuant to the Separation Deed as at 30 June 2021.
35    Subsequent events
On 27 July 2021, the Group entered into a definitive Support Agreement with Noront Resources (Noront) to make an all-cash takeover offer for Noront.
On 17 August 2021, the Group announced a major growth investment of US$5.7 billion (C$7.5 billion) in the Jansen Stage 1 potash project, which is aligned with its strategy of growing its exposure to future facing commodities in world class assets.
On 17 August 2021, the Group announced the proposed merger of our Petroleum assets with Woodside. On completion of the proposed transaction, BHP’s oil and gas business would merge with Woodside, and Woodside would issue new shares to be distributed to BHP shareholders, at which time it is expected that Woodside would be owned 52 per cent and 48 per cent by existing Woodside and BHP shareholders, respectively. The merger, which has a proposed effective date of 1 July 2021, is subject to confirmatory due diligence, negotiation and execution of full form transaction documents, and satisfaction of conditions precedent including shareholder, regulatory and other approvals. The Group continues to assess the full financial reporting impacts of the proposed merger. However, the preliminary terms of the merger did not provide an indicator of impairment for our Petroleum assets at 30 June 2021. The merger is expected to be completed during the first half of CY2022, at which time, we would derecognise the carrying value of our Petroleum assets, which at 30 June 2021 included, but was not limited to, property plant and equipment and closure and rehabilitation provisions of approximately US$11.9 billion and US$3.9 billion, respectively.
On 17 August 2021, the Group announced its intention to realise simplification and enhanced strategic flexibility benefits through unifying its corporate structure under its existing Australian parent company.
Other than the matters outlined above, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

Other items
36    Auditor’s remuneration

	2021	2020	2019
	US$M	US$M	US$M
Fees payable to the Group’s auditors for assurance services
Audit of the Group’s Annual Report	10.642	11.196	6.764
Audit of the accounts of subsidiaries, joint ventures and associates	1.234	1.262	5.127
Audit-related assurance services required by legislation to be provided by the auditor	1.770	1.815	1.358
Other assurance and agreed-upon procedures under legislation or contractual arrangements	1.867	2.003	1.266

Total assurance services	15.513	16.276	14.515

Fees payable to the Group’s auditors for non-assurance services
Other services	–	0.400	0.013

Total other services	–	0.400	0.013

Total fees	15.513	16.676	14.528

In each of FY2021 and FY2020, all amounts were paid to EY or EY affiliated firms. Fees are determined, and predominantly billed, in US dollars.
In FY2019, all amounts were paid to KPMG or KPMG affiliated firms, being the Group’s auditors for the financial year. Fees were determined in local currencies and predominantly billed in US dollars based on the exchange rate at the beginning of the financial year.
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
Other assurance services comprise assurance in respect of the Group’s sustainability reporting, economic contribution reporting, and comfort letters.
Fees payable to the Group’s auditors for other services
No amounts were payable for other services in FY2021. In prior years, amounts for other services comprised tax compliance services (2020: US$0.269 million; 2019: US$0.013 million) and tax advisory services of (2020: US$0.131 million; 2019: US$ nil).

37     Not required for US Reporting
38     Not required for US Reporting
39     New and amended accounting standards and interpretations and changes to accounting policies
Amended accounting standards
The adoption of amendments and revisions to accounting pronouncements applicable from 1 July 2020, including the change in definition of a business under the amendments to IFRS 3/AASB 3 ‘Business Combinations’ and revisions to the Conceptual Framework for Financial Reporting did not have a significant impact on the Group’s Financial Statements.
The Group has early adopted ‘Interest Rate Benchmark (IBOR) Reform – Phase 2 (Amendments to IFRS 9/AASB 9 ‘Financial Instruments’, IAS 39/AASB139 ‘Financial Instruments: Recognition and Measurement’; IFRS 7/AASB 7 ‘Financial Instruments: Disclosures’; IFRS 4/AASB 4 ‘Insurance Contracts’ and IFRS 16/AASB 16 ‘Leases’). These amendments address the financial reporting impacts from IBOR reform and supplement the IBOR Reform Phase 1 amendments to IFRS 7 and IFRS 9 which were early adopted by the Group in the financial year ended 30 June 2020. Refer to note 23 ‘Financial risk management’ for information on IBOR reform.
Issued not yet effective
A number of other accounting standards and interpretations, have been issued and will be applicable in future periods. While these remain subject to ongoing assessment, no significant impacts have been identified to date. These standards have not been applied in the preparation of these Financial Statements.
Changes in accounting policies
On 29 April 2020, the IFRS Interpretations Committee issued a decision on the application of IAS 12 ‘Income Taxes’ when the recovery of the carrying amount of an asset gives rise to multiple tax consequences, concluding that an entity must account for distinct tax consequences separately. As a result, the Group has changed its accounting policy for assets that have no deductible or depreciable amount for income tax purposes, but do have a deductible amount for capital gains tax (CGT) when determining deferred tax. The Group’s policy had been to use only the amount deductible for CGT purposes whereas the Group will now account for the distinct income tax and CGT consequences arising from the expected manner of recovery. The assets impacted by the change predominately relate to mineral rights.
Retrospective application of the accounting policy change has resulted in the following adjustments:
Consolidated Balance Sheet
The consolidated balance sheet as at 1 July 2019 has been updated for the following:

US$M
Increase in Deferred tax liabilities	1,021
Increase in Goodwill (included within Intangible assets)	950
Decrease in Retained earnings	(71)

The goodwill recognised as a result of the change in accounting policy relates to Olympic Dam and has been tested for impairment in the period, with no impairment charge being required. Refer to note 13 ‘Impairment of non-current assets’ for information on impairments. The comparative balance sheet as at 30 June 2020 has been restated to reflect these amounts.
Consolidated Statement of Changes in Equity
The consolidated statement of changes in equity as at 1 July 2018 and 1 July 2019 has been updated to reflect the reduction in retained earnings of US$71 million.
Consolidated Income Statement, Consolidated Statement of Comprehensive Income
The impact of the accounting policy change on the consolidated income statement and consolidated statement of comprehensive income is de minimus and therefore the comparative information has not been restated.
Consolidated Cash Flow Statement
The change in accounting policy has no impact on the consolidated cash flow statement.
Further impacts of the accounting policy change are disclosed in notes 1 ‘Segment reporting’, 12 ‘Intangible assets’ and 14 ‘Deferred tax balances’.

3.2     Not required for US Reporting
3.2A     Reports of Independent Registered Public Accounting Firms
Report of Independent Registered Public Accounting Firms
To the members of BHP Group Limited and BHP Group Plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of BHP Group Limited, BHP Group Plc and their respective subsidiaries (the “BHP Group” or “the Group”) as of 30 June 2021 and 2020, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the two years in the period ended 30 June 2021, and the related notes (collectively referred to as the “consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the BHP Group at 30 June 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended 30 June 2021, in conformity with International Financial Reporting Standards (“IFRS”) and interpretations as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the BHP Group’s internal control over financial reporting as of 30 June 2021, based on criteria established in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), as applicable and our report dated 21 September 2021 expressed an unqualified opinion thereon.
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

Carrying value of non-current assets

Description of the Matter	As disclosed in Notes 3, 11, 12, 13 and 31 to the consolidated financial statements the Group had US$73,813 million in property plant and equipment, US$1,437 million in intangible assets and US$1,742 million in investments accounted for using the equity method as of 30 June 2021 and recorded an impairment charge of US$4,239 million (including tax impacts) related to the Potash, New South Wales Energy Coal (NSWEC) and Cerrejón cash generating units (CGU). The Group assessed the recoverable amount of Olympic Dam; no impairment charge was required. The Group performs impairment assessments for all CGUs where there are indicators of impairment. Where such indicators exist, the Group determines the recoverable value based on the higher of the value in use (VIU) or Fair Value Less Cost of Dispose model (FVLCD) for each CGU.

Auditing management’s assessment of impairment indicators and subsequent impairment estimates was complex due to the high degree of estimation uncertainty in forecasting the future cash flows for each CGU which form the basis of the VIU and FVLCD. Specifically, the forecasted cash flows were sensitive to changes in significant assumptions, such as forecast commodity prices, reserve quantities and discount rates.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the Group’s process to identify indicators of impairment and the assessment of the recoverable amounts of CGUs for which an indicator of impairment was identified.

We performed an independent analysis for indicators of impairment. Our procedures involved assessing the key inputs such as forecast commodity prices, reserve quantities and discount rates used in the assessment of impairment indicators.

Our testing of management’s estimates of the recoverable amount for the Potash, NSWEC, Cerrejón and Olympic Dam CGUs included, among others, evaluating the significant assumptions used and testing the completeness and accuracy of the underlying data. We involved our valuation professionals to assist in assessing the reasonableness of commodity prices by comparing the forecasted price assumptions to analysts’ and broker forecasts and those used by other market participants. In addition, our valuation professionals assisted in testing the discount rates used, including a comparison to external market data and evaluating whether the valuation methodology used was consistent with industry practice. We compared the projected cash flows against approved budgets and plans and performed a retrospective comparison to actual historical data for the material cashflow forecasts. In addition, we performed sensitivity analyses over the significant assumptions used within the impairment forecasts.

To test the reserve quantities, we examined the information provided by the Group’s experts and we involved our mining and oil and gas reserve professionals to assist in the assessment of the reserve estimation methodology against the relevant industry and regulatory guidance.

In addition, we tested the mathematical accuracy of the models used and assessed the competence, qualifications, and objectivity of management’s internal and external specialists. Finally, we assessed the adequacy of the disclosures within Notes 3,11,12,13 and 31 of the consolidated financial statements.

Closure and rehabilitation provisions

Description of the Matter
As disclosed in Note 15 to the consolidated financial statements, the Group recorded US$11,910 million in closure and rehabilitation provisions as of 30 June 2021. Provisions for closure and rehabilitation are recognised by the Group when there is a present legal or constructive obligation, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reasonably estimated.

The Group estimates the individual site provisions using the expected value of future cash flows required to close and rehabilitate the relevant site using current restoration standards and techniques and taking into account risks and uncertainties. Individual site provisions are discounted to their present value using currency specific risk-free discount rates aligned to the estimated timing of cash outflows.

Auditing management’s closure and rehabilitation provisions was complex and highly judgemental due to the significant estimation uncertainty within the key assumptions. Specifically, there was significant judgement in determining the expected life of the site, estimated cost and extent of rehabilitation activities, timing of activities, and the discount rates used. As a result of these inputs the provision has a significant estimation uncertainty and a wide range of potential outcomes.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group’s closure and rehabilitation provision estimate process. Specifically, our procedures involved testing the controls around the significant assumptions used within the estimate, such as the estimated cost and extent of rehabilitation activities, in addition to the timing of activities.

Our procedures included evaluation of the Group’s process for identifying legal and regulatory obligations for closure and rehabilitation, and the completeness and accuracy of data used within management’s estimate.

We tested that the future rehabilitation costs were consistent with the approved closure plans prepared by management’s internal specialists. We compared the expected life of the site and resulting timing of closure activities used in the provision to the life of asset plans prepared by management’s internal specialists.

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

We tested the mathematical accuracy of the closure and rehabilitation provision calculations and assessed the competence, qualifications, and objectivity of management’s internal and external specialists. Finally, we assessed the adequacy of the disclosures within Note 15 to the consolidated financial statements.

Samarco dam failure provisions recognised, including the Germano dam decommissioning, and contingent liabilities disclosed

Description of the Matter
As described in Notes 3, 4, and 34 to the consolidated financial statements the BHP Group recorded losses of US$1,087 million (pre-tax) for the year ended 30 June 2021 and had provisions of US$2,560 million for the Samarco dam failure and US$232 million for the Germano dam decommissioning as of 30 June 2021. The Group recognises a provision when it has a present obligation, an outflow of economic resources is probable, and the obligation can be reliably measured.

Auditing management’s estimate of the Samarco dam failure provisions and contingent liabilities was complex and highly judgemental due to the significant estimation uncertainty in determining the measurement and completeness of future cash outflows, as well as the extent of the Group’s legal obligations to fund the costs under the Framework and Governance Agreements. In particular, there was significant judgement in determining the nature and extent of remediation activities, the cost estimates for remediation and the number and categorisation of impacted people entitled to compensation. As a result of these inputs the provision has a significant estimation uncertainty and a wide range of potential outcomes.

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

To assess the status of claims we held discussions with internal and external legal counsel regarding ongoing Samarco dam failure litigation matters. In addition, we obtained legal confirmations and inspected communications with the Group’s external legal counsel.

We evaluated the competence, qualifications and objectivity of the Group’s experts who assisted management in estimating the provision by considering the scope of work, their professional qualifications, and remuneration structure. We also assessed the adequacy and completeness of the disclosures within Notes 4 and 34 to the consolidated financial statements.

/s/ Ernst & Young Ernst & Young We have served as BHP Group Limited’s auditor since 1 July 2019 Melbourne, Australia 21 September 2021	/s/ Ernst & Young LLP Ernst & Young LLP We have served as BHP Group Plc’s auditor since 1 July 2019 London, United Kingdom 21 September 2021

Report of Independent Registered Public Accounting Firms
To the members of BHP Group Limited and BHP Group Plc
Opinion on Internal Control Over Financial Reporting
We have audited BHP Group Limited, BHP Group Plc and their respective subsidiaries’ internal control over financial reporting as of 30 June 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”).
In our opinion, BHP Group Limited, BHP Group Plc and their respective subsidiaries (the “BHP Group”) maintained, in all material respects, effective internal control over financial reporting as of 30 June 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the BHP Group as of 30 June 2021 and 2020, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the two years in the period ended 30 June 2021, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated 21 September 2021 expressed an unqualified opinion thereon.
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

/s/ Ernst & Young Ernst & Young Melbourne, Australia 21 September 2021	/s/ Ernst & Young LLP Ernst & Young LLP London, United Kingdom 21 September 2021

Report of Independent Registered Public Accounting Firms
To the members of BHP Group Plc and BHP Group Limited:
Opinion on the Consolidated Financial Statements
We have audited the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement of the BHP Group (comprising BHP Group Plc, BHP Group Limited and their respective subsidiaries) for the year ended 30 June 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the BHP Group and its cash flows for the year ended 30 June 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Revisions due to Changes in Accounting Principles, Additional Disclosure of Earnings per Share, Revision of Segment Reporting, and Change in Definition of Net Debt

•
As discussed in Note 39 of the consolidated financial statements, BHP Group adopted a change in accounting principle following a decision by the IFRS Interpretations Committee on IAS 12 ‘Income Taxes’. This revision has been retrospectively adjusted as of 1 July 2018, and for the year ended 30 June 2019.

•	As disclosed in Note 7 of the consolidated financial statements, certain additional earnings per share disclosures have been included in the consolidated financial statements.

•
As discussed in Notes 3, 4, and 31 of the consolidated financial statements, BHP Group adopted an amendment to IAS 28 ‘Investments in Associates and Joint Ventures’ as of 1 July 2019, which required reclassification of certain exceptional items. This revision has been retrospectively adjusted for the year ended 30 June 2019.

•	As discussed in Note 1 of the consolidated financial statements, BHP Group revised certain segment reporting. This revision has been retrospectively adjusted for the year ended 30 June 2019.

•
As discussed in Note 20 of the consolidated financial statements, BHP Group made a change in the definition of net debt. This revision has been retrospectively adjusted for the year ended 30 June 2019.

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
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ KPMG LLP
KPMG LLP
We served as BHP Group’s auditor from 2002 to 2019.
London, United Kingdom
17 September 2019, except as to Notes 1, 3, 4, 20, and 31, which are as of 22 September 2020 and as to Notes 7 and 39, which are as of 14 September 2021.
/s/ KPMG
KPMG
We served as BHP Group’s auditor from 2002 to 2019.
Melbourne, Australia
17 September 2019, except as to Notes 1, 3, 4, 20, and 31, which are as of 22 September 2020 and as to Notes 7 and 39, which are as of 14 September 2021.

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

3.3     Director’s declaration
In accordance with a resolution of the Directors of BHP Group Limited and BHP Group Plc, the Directors declare that:

(a)
in the Directors’ opinion and to the best of their knowledge the Financial Statements and notes, set out in sections 3.1 and 3.2, are in accordance with the UK Companies Act 2006 and the Australian Corporations Act 2001, including:

(i)	complying with the applicable Accounting Standards

(ii)
giving a true and fair view of the assets, liabilities, financial position and profit or loss of each of BHP Group Limited, BHP Group Plc, the Group and the undertakings included in the consolidation taken as a whole as at 30 June 2021 and of their performance for the year ended 30 June 2021

(b)	the Financial Statements also comply with International Financial Reporting Standards, as disclosed in section 3.1

(c)
to the best of the Directors’ knowledge, the management report (comprising the Strategic Report and Directors’ Report) includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that the Group faces

(d)	in the Directors’ opinion there are reasonable grounds to believe that each of BHP Group Limited, BHP Group Plc and the Group will be able to pay its debts as and when they become due and payable

(e)
as at the date of this declaration, there are reasonable grounds to believe that BHP Group Limited and each of the Closed Group entities identified in Exhibit 8.1 - List of Subsidiaries will be able to meet any liabilities to which they are, or may become, subject because of the Deed of Cross Guarantee between BHP Group Limited and those group entities pursuant to ASIC Corporations (Wholly-owned Companies) Instrument 2016/785

(f)
the Directors have been given the declarations required by Section 295A of the Australian Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2021

Signed in accordance with a resolution of the Board of Directors.
Ken MacKenzie
Chair
Mike Henry
Chief Executive Officer
Dated this 2nd day of September 2021

F-
80

3.4     Statement of Directors’ responsibilities in respect of the Annual Report and the Financial Statements
The Directors are responsible for preparing the Annual Report and the Group and Parent Company Financial Statements in accordance with applicable law and regulations. References to the ‘Group and Parent Company Financial Statements’ are made in relation to the Group and individual Parent Company Financial Statements of BHP Group Plc.
UK company law requires the Directors to prepare Group and Parent company Financial Statements for each financial year. The Directors are required to prepare the Group Financial Statements in accordance with International Accounting Standards in conformity with the requirements of the UK Companies Act 2006 and have elected to prepare the Parent company Financial Statements in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice), including Financial Reporting Standard 101 Reduced Disclosure Framework (‘FRS 101’).
Under UK company law the Directors must not approve the Group Financial Statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Parent Company and of the profit or loss of the Group and the Parent Company for that period.
Under the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules, Group Financial Statements are required to be prepared in accordance with IFRSs adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union.
In preparing each of the Group and Parent company Financial Statements, the Directors are required to:

•	select suitable accounting policies in accordance with IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ and then apply them consistently

•	make judgements and accounting estimates that are reasonable and prudent

•	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information

•
provide additional disclosures when compliance with the specific requirements in IFRSs (or in respect of the Parent Company Financial Statements, FRS 101) is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group’s financial position and financial performance;

•
for the Group Financial Statements, state whether International Accounting Standards in conformity with the requirements of the Companies Act 2006 and IFRSs adopted pursuant to Regulation(EC) No 1606/2002 as it applies in the European Union have been followed, subject to any material departures disclosed and explained in the Financial Statements

•
for the Parent Company Financial Statements, state whether applicable UK Accounting Standards, including FRS 101, have been followed, subject to any material departures disclosed and explained in the Parent Company Financial Statements

•	assess the Group and parent company’s ability to continue as a going concern, disclosing, as applicable, related matters

•	use the going concern basis of accounting unless they either intend to liquidate the Group or the parent company or to cease operations, or have no realistic alternative but to do so
The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Parent Company’s and Group’s transactions and disclose with reasonable accuracy at any time the financial position of the Parent Company and the Group and enable them to ensure that the Financial Statements comply with the UK Companies Act 2006. They are responsible for such internal control as they determine is necessary to enable the preparation of Financial Statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and the Parent Company and to prevent and detect fraud and other irregularities.
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
3.5     Not required for US Reporting
3.6     Included as item 3.2A

F-
81

3.7     Supplementary oil and gas information – unaudited
In accordance with the requirements of the Financial Accounting Standards Board (FASB) Accounting Standard Codification ‘Extractive
Activities-Oil
and Gas’ (Topic 932) and SEC requirements set out in Subpart 1200 of Regulation
S-K,
the Group is presenting certain disclosures about its oil and gas activities. These disclosures are presented below as supplementary oil and gas information, in addition to information disclosed in section 1.17.1 ‘Petroleum’ and section 4.6.1 ‘Petroleum reserves’.
The information set out in this section is referred to as unaudited as it is not included in the scope of the audit opinion of the independent auditor on the Financial Statements, refer to section 3.6 ‘Independent Auditors’ reports’.
Reserves and production
Proved oil and gas reserves and net crude oil and condensate, natural gas, LNG and NGL production information is included in section 4.5.2 ‘Production – Petroleum’ and section 4.6.1 ‘Petroleum reserves’.
Capitalised costs relating to oil and gas production activities
The following table shows the aggregate capitalised costs relating to oil and gas exploration and production activities and related accumulated depreciation, depletion, amortisation and valuation provisions.

	Australia	United States	Other (1)	Total
	US$M	US$M	US$M	US$M
Capitalised cost
2021
Unproved propertie s	–	754	580	1,334
Proved properties	17,882	13,210	1,972	33,064

Total costs	17,882	13,964	2,552	34,398
Less: Accumulated depreciation, depletion, amortisation and valuation provisions	(12,720)	(8,329)	(1,483)	(22,532)

Net capitalised cost s	5,162	5,635	1,069	11,866

2020
Unproved properties	10	808	576	1,394
Proved properties	17,079	12,538	1,743	31,360

Total costs	17,089	13,346	2,319	32,754
Less: Accumulated depreciation, depletion, amortisation and valuation provisions	(11,423)	(8,726)	(1,370)	(21,519)

Net capitalised costs	5,666	4,620	949	11,235

2019
Unproved properties	10	875	458	1,343
Proved properties	16,514	11,751	1,625	29,890

Total costs	16,524	12,626	2,083	31,233
Less: Accumulated depreciation, depletion, amortisation and valuation provisions	(10,867)	(8,339)	(1,302)	(20,508)

Net capitalised costs	5,657	4,287	781	10,725

(1)	Other is primarily comprised of Algeria, Mexico, and Trinidad and Tobago.
Costs incurred relating to oil and gas property acquisition, exploration and development activities
The following table shows costs incurred relating to oil and gas property acquisition, exploration and development activities (whether charged to expense or capitalised). Amounts shown include interest capitalised.

	Australia	United States (3)	Other (4)	Total
	US$M	US$M	US$M	US$M
2021
Acquisitions of proved property	–	642	–	642
Acquisitions of unproved property	–	19	–	19
Exploration (1)	23	166	310	499
Development	201	749	184	1,134

Total costs (2)	224	1,576	494	2,294

2020
Acquisitions of proved property	–	–	–	–
Acquisitions of unproved property	–	38	6	44
Exploration (1)	38	278	370	686
Development	232	676	100	1,008

Total costs (2)	270	992	476	1,738

2019
Acquisitions of proved property	–	–	–	–
Acquisitions of unproved property	–	5	–	5
Exploration (1)	44	190	492	726
Development	132	792	54	978

Total costs (2)	176	987	546	1,709

(1)	Represents gross exploration expenditure, including capitalised exploration expenditure, geological and geophysical expenditure and development evaluation costs charged to income as incurred.

F-
82

(2)	Total costs include US$1,160 million (2020: US$1,178 million; 2019: US$1,275 million) capitalised during the year.

(3)	Total costs include Onshore US assets of US$ nil (2020: US$ nil; 2019: US$331 million).

(4)	Other is primarily comprised of Algeria, Canada, Mexico and Trinidad and Tobago.
Results of operations from oil and gas producing activities
The following information is similar to the disclosures in note 1 ‘Segment reporting’ in section 3.1, but differs in several respects as to the level of detail and geographic information. Amounts shown in the following table exclude financial income, financial expenses, and general corporate overheads. Further, the amounts shown below include Onshore US however the disclosures in note 1 ‘Segment reporting’ in Section 3.1 do not.
Income taxes were determined by applying the applicable statutory rates to pre-tax
income with adjustments for permanent differences and tax credits.

	Australia	United States (7)	Other (8)	Total
	US$M	US$M	US$M	US$M
2021
Oil and gas revenue (1)	2,272	1,244	368	3,884
Production costs	(487)	(267)	(93)	(847)
Exploration expenses	(23)	(164)	(305)	(492)
Depreciation, depletion, amortisation and valuation provision (2)	(1,210)	(489)	(113)	(1,812)
Production taxes (3)	(125)	–	(11)	(136)

	427	324	(154)	597
Accretion expense (4)	(89)	(22)	(7)	(118)
Income taxes	(46)	(78)	(115)	(239)
Royalty-related taxes (5)	11	–	–	11

Results of oil and gas producing activities (6)	303	224	(276)	251

2020
Oil and gas revenue (1)	2,535	1,101	350	3,986
Production costs	(575)	(161)	(80)	(816)
Exploration expenses	(37)	(271)	(252)	(560)
Depreciation, depletion, amortisation and valuation provision (2)	(906)	(476)	(75)	(1,457)
Production taxes (3)	(177)	(1)	(13)	(191)

	840	192	(70)	962
Accretion expense (4)	(78)	(24)	(10)	(112)
Income taxes	(275)	(35)	(157)	(467)
Royalty-related taxes (5)	(85)	–	–	(85)

Results of oil and gas producing activities (6)	402	133	(237)	298

2019
Oil and gas revenue (1)	3,404	2,675	610	6,689
Production costs	(752)	(568)	(118)	(1,438)
Exploration expenses	(44)	(162)	(229)	(435)
Depreciation, depletion, amortisation and valuation provision (2)	(917)	(621)	(103)	(1,641)
Production taxes (3)	(198)	–	(25)	(223)

	1,493	1,324	135	2,952
Accretion expense (4)	(80)	(34)	(13)	(127)
Income taxes	(530)	(193)	(267)	(990)
Royalty-related taxes (5)	(164)	–	–	(164)

Results of oil and gas producing activities (6)	719	1,097	(145)	1,671

(1)	Includes sales to affiliated companies of US$51 million (2020: US$62 million; 2019: US$75 million).

(2)	Includes valuation provision of US$101 million (2020: US$12 million; 2019: US$21 million).

(3)	Includes royalties and excise duty.

(4)	Represents the unwinding of the discount on the closure and rehabilitation provision.

(5)	Includes petroleum resource rent tax and petroleum revenue tax where applicable.

F-
8
3

(6)
Amounts shown exclude financial income, financial expenses and general corporate overheads and, accordingly, do not represent all of the operations attributable to the Petroleum segment presented in note 1 ‘Segment reporting’ in section 3.1.

(7)	Results of oil and gas producing activities includes Onshore US assets of US$ nil (2020: US$ nil; 2019: US$431 million).

(8)	Other is primarily comprised of Algeria, Canada, Mexico, Trinidad and Tobago and the United Kingdom (divested 30 November 2018).
Standardised measure of discounted future net cash flows relating to proved oil and gas reserves (Standardised measure)
The following tables set out the standardised measure of discounted future net cash flows, and changes therein, related to the Group’s estimated proved reserves as presented in section 4.6.1 Petroleum reserves, and should be read in conjunction with that disclosure.
The analysis is prepared in compliance with FASB Oil and Gas Disclosure requirements, applying certain prescribed assumptions under Topic 932 including the use of unweighted average first-day-of-the-month
market prices for the previous
12-months,
year-end
cost factors, currently enacted tax rates and an annual discount factor of 10 per cent to year-end quantities of net proved reserves.
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

	Australia	United States	Other (1)	Total
	US$M	US$M	US$M	US$M
Standardised measure
2021
Future cash inflows	8,948	13,437	1,561	23,946
Future production costs	(3,783)	(5,122)	(418)	(9,323)
Future development costs	(4,118)	(2,996)	(261)	(7,375)
Future income taxes (2)	706	(944)	(438)	(676)

Future net cash flows	1,753	4,375	444	6,572
Discount at 10 per cent per annum	(160)	(1,468)	(93)	(1,721)

Standardised measure	1,593	2,907	351	4,851

2020
Future cash inflows	11,526	12,997	1,660	26,183
Future production costs	(4,027)	(4,943)	(494)	(9,464)
Future development costs	(4,124)	(3,242)	(433)	(7,799)
Future income taxes (2)	(187)	(880)	(473)	(1,540)

Future net cash flows	3,188	3,932	260	7,380
Discount at 10 per cent per annum	(642)	(1,586)	(94)	(2,322)

Standardised measure	2,546	2,346	166	5,058

2019
Future cash inflows	18,292	18,076	1,807	38,175
Future production costs	(4,710)	(4,917)	(459)	(10,086)
Future development costs	(3,860)	(4,516)	(226)	(8,602)
Future income taxes (2)	(2,551)	(1,657)	(711)	(4,919)

Future net cash flows	7,171	6,986	411	14,568
Discount at 10 per cent per annum	(1,926)	(3,396)	(94)	(5,416)

Standardised measure	5,245	3,590	317	9,152

(1)	Other is primarily comprised of Algeria and Trinidad and Tobago.

(2)	Future income taxes include credits to be received as a result of oil and gas operations and the utilisation of future tax losses by the Group.
Changes in the Standardised measure are presented in the following table.

	2021	2020	2019
	US$M	US$M	US$M
Changes in the Standardised measure
Standardised measure at the beginning of the year	5,058	9,152	10,240
Revisions:
Prices, net of production costs	(175)	(5,633)	3,821
Changes in future development costs	(238)	330	(228)
Revisions of reserves quantity estimates (1)	(107)	(229)	1,268
Accretion of discount	678	1,313	1,178
Changes in production timing and other	360	(310)	(618)
	5,576	4,623	15,661

Sales of oil and gas, net of production costs	(2,901)	(2,980)	(5,029)

Acquisitions of reserves-in-place	462	–	–
Sales of reserves-in-place (2)	44	–	(1,489)
Previously estimated development costs incurred	1,075	1,005	545
Extensions, discoveries, and improved recoveries, net of future costs	17	145	(33)
Changes in future income taxes	578	2,265	(503)

Standardised measure at the end of the year	4,851	5,058	9,152

(1)	Changes in reserves quantities are shown in the Petroleum reserves tables in section 4.6.1.

(2)	Onshore US assets disposal in 2019.

F-
84

Accounting for suspended exploratory well costs
Refer to note 11 ‘Property, plant and equipment’ in section 3.1 for a discussion of the accounting policy applied to the cost of exploratory wells. Suspended wells are also reviewed in this context.
The following table provides the changes to capitalised exploratory well costs that were pending the determination of proved reserves for the three years ended 30 June 2021, 30 June 2020 and 30 June 2019.

	2021	2020	2019
	US$M	US$M	US$M
Movement in capitalised exploratory well costs
At the beginning of the year	1,089	1,040	794
Additions to capitalised exploratory well costs pending the determination of proved reserves	7	120	297
Capitalised exploratory well costs charged to expense	(66)	–	(9)
Capitalised exploratory well costs reclassified to wells, equipment, and facilities based on the determination of proved reserves	–	(6)	(42)
Sale of suspended wells	–	(65)	–

At the end of the year	1,030	1,089	1,040

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

	2021	2020	2019
	US$M	US$M	US$M
Ageing of capitalised exploratory well costs
Exploratory well costs capitalised for a period of one year or less	7	120	210
Exploratory well costs capitalised for a period greater than one year	1,023	969	830

At the end of the year	1,030	1,089	1,040

	2021	2020	2019
Number of projects that have been capitalised for a period greater than one year	15	14	13

Drilling and other exploratory and development activities
The number of crude oil and natural gas wells drilled and completed for each of the last three years was as follows:

	Net exploratory wells			Net development wells
	Productive	Dry	Total	Productive	Dry	Total	Total
Year ended 30 June 2021
Australia	–	–	–	1	–	1	1
United States (1)	–	–	–	1	–	1	1
Other (2)	–	1	1	1	–	1	2

Total	–	1	1	3	–	3	4

Year ended 30 June 2020
Australia	–	–	–	–	–	–	–
United States (1)	–	–	–	–	1	1	1
Other (2)	1	1	2	1	–	1	3

Total	1	1	2	1	1	2	4

Year ended 30 June 2019
Australia	–	–	–	1	–	1	1
United States (1)	1	–	1	33	–	33	34
Other (2)	4	2	6	–	–	–	6

Total	5	2	7	34	–	34	41

(1)	Includes Onshore US assets net productive development wells of nil (2020: nil; 2019: 33). Includes Onshore US assets net exploratory wells of nil for 2021, 2020 and 2019.

(2)	Other is primarily comprised of Algeria, Mexico and Trinidad and Tobago.

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
Oil and gas properties, wells, operations, and acreage
The following tables show the number of gross and net productive crude oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage as at 30 June 2021. A gross well or acre is one in which a working interest is owned, while a net well or acre exists when the sum of fractional working interests owned in gross wells or acres equals one. Productive wells are producing wells and wells mechanically capable of production. Developed acreage is comprised of leased acres that are within an area by or assignable to a productive well. Undeveloped acreage is comprised of leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil and gas, regardless of whether such acres contain proved reserves.
The number of productive crude oil and natural gas wells in which the Group held an interest at 30 June 2021 was as follows:

	Crude oil wells		Natural gas wells		Total
	Gross	Net	Gross	Net	Gross	Net
Australia	334	166	176	66	510	232
United States	55	27	–	–	55	27
Other (1)	61	23	8	4	69	27

Total	450	216	184	70	634	286

(1)	Other is primarily comprised of Algeria and Trinidad and Tobago.
Of the productive crude oil and natural gas wells, 131 (net: 60) operated wells had multiple completions.
Developed and undeveloped acreage (including both leases and concessions) held at 30 June 2021 was as follows:

	Developed acreage		Undeveloped acreage
Thousands of acres	Gross	Net	Gross	Net
Australia	2,423	897	391	148
United States	92	41	403	339
Other (1)(2)	160	67	3,394	3,104

Total	2,675	1,005	4,188	3,591

(1)	Developed acreage in Other primarily consists of Algeria and Trinidad and Tobago.

(2)	Undeveloped acreage in Other primarily consists of Barbados, Canada, Mexico and Trinidad and Tobago.
Approximately 139 thousand gross acres (22 thousand net acres), 386 thousand gross acres (241 thousand net acres) and 121 thousand gross acres (103 thousand net acres) of undeveloped acreage will expire in the years ending 30 June 2022, 2023 and 2024 respectively, if the Group does not establish production or take any other action to extend the terms of the licences and concessions.

F-8
6