Form 20-F
period 2022-06-30
BHP Group Ltd
filed 2022-09-06
CIK 811809

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED 30 JUNE 2022.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 001-09526

BHP GROUP LIMITED
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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American Depositary Shares*	BHP	New York Stock Exchange

Ordinary Shares**	BHP	New York Stock Exchange

*	Evidenced by American Depositary Receipts. Each American Depositary Receipt represents two ordinary shares of BHP Group Limited.
**	Not for trading, but only in connection with the listing of the American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

BHP Group Limited
Fully Paid Ordinary Shares	5,065,820,556
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
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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
BHP Group Limited’s registered office and global headquarters are at 171 Collins Street, Melbourne, Victoria 3000, Australia.
‘BHP’, the ‘Company’, the ‘Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ refer to BHP Group Limited, and except where the context otherwise requires, our subsidiaries. Refer to Financial Statements note 28 ‘Subsidiaries’ for a list of our significant subsidiaries and to Exhibit 8.1 – List of Subsidiaries for a list of our subsidiaries. Those terms do not include non-operated
assets.
This Report covers functions and assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP or that have been owned as a joint venture
1
operated by BHP (referred to in this Report as ‘operated assets’ or ‘operations’) from 1 July 2021 to 30 June 2022.
BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this Report as
‘non-operated
joint ventures’ or
‘non-operated
assets’). Notwithstanding that this Report may include production, financial and other information from non-operated
assets,
non-operated
assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise.
On 31 January 2022, we unified our company structure under BHP Group Limited, with a primary listing on the Australian Securities Exchange. BHP holds a standard listing on the London Stock Exchange, a secondary listing on the Johannesburg Stock Exchange and an ADR program listed on the New York Stock Exchange.
All references to websites in this Annual Report are intended to be inactive textual references for information only and any information contained in or accessible through any such website does not form a part of this Annual Report.
Forward-looking statements
This Report contains forward-looking statements, including: statements regarding trends in commodity prices and currency exchange rates; demand for commodities; reserves and resources and production forecasts; expectations, plans, strategies and objectives of management; climate scenarios; approval of certain projects and consummation of certain transactions; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and supply of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments.
Forward-looking statements may be identified by the use of terminology including, but not limited to, ‘intend’, ‘aim’, ‘ambition’, ‘aspiration’, ‘goal’, ‘target’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘trend’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information.
Examples of forward-looking statements contained in this Report include, without limitation, statements describing (i) our strategy, our values and how we define our success; (ii) our expectations regarding future demand for certain commodities, in particular copper, nickel, iron ore, metallurgical coal, steel and potash, and our intentions, commitments or expectations with respect to our supply of certain commodities, including copper, nickel, iron ore and potash; (iii) our future exploration and partnership plans and perceived benefits and opportunities, including our focus to grow our copper and nickel assets; (iv) the structure of our organisation and portfolio and perceived benefits and opportunities; (v) our outlook for long-term economic growth and other macroeconomic and industry trends; (vi) our projected and expected production and performance levels and development projects; (vii) our expectations regarding our investments, including in potential growth options and technology and innovation, and perceived benefits and opportunities; (viii) our reserves and resources; (ix) our plans for our major projects and related budget allocations; (x) our expectations, commitments and objectives with respect to sustainability, decarbonisation, natural resource management, climate change and portfolio resilience and timelines and plans to seek to achieve or implement such objectives, including our new 2030 ‘People, Planet and Prosperity’ goals, our approach to equitable change and transitions, our Climate Transition Action Plan, Climate Change Adaptation Strategy and goals, targets and strategies to seek to reduce or support the reduction of greenhouse gas emissions, and related perceived costs, benefits and opportunities for BHP; (xi) the assumptions, beliefs and conclusions in our climate change related statements and strategies, including in our Climate Change Report 2020, for example, in respect of future temperatures, energy consumption and greenhouse gas emissions, and climate-related impacts; (xii) our commitment to social value; (xiii) our commitments to sustainability reporting, frameworks, standards and initiatives; (xiv) our commitments to improve or maintain safe tailings storage management; (xv) our commitments to achieve certain inclusion and diversity targets, aspirations and outcomes; (xvi) our commitments to achieve certain targets and outcomes with respect to Indigenous peoples and the communities where we operate; and (xvii) our commitments to achieve certain health and safety targets and outcomes.

1
References in this Annual Report to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.

i

Forward-looking statements are based on management’s current expectations and reflect judgements, assumptions, estimates and other information available as at the date of this Report and/or the date of BHP’s planning or scenario analysis processes. These statements do not represent guarantees or predictions of future financial or operational performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this Report. BHP cautions against reliance on any forward-looking statements or guidance, including in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with the Ukrainian conflict and
COVID-19.
For example, our future revenues from our assets, projects or mines described in this Report will be based, in part, on the market price of the minerals or metals produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets.
Other factors that may affect the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include: (i) our ability to profitably produce and transport the minerals and/or metals extracted to applicable markets; (ii) the impact of foreign currency exchange rates on the market prices of the minerals or metals we produce; (iii) activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; (iv) changes in environmental and other regulations; (v) the duration and severity of the
COVID-19
pandemic and its impact on our business; (vi) political or geopolitical uncertainty; (viii) labour unrest; and (viii) other factors identified in the risk factors set out in OFR 9.1.
Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Past performance cannot be relied on as a guide to future performance.
Emissions and energy consumption data
Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions and operational energy consumption under the calculation methodologies used in the preparation of such data, all GHG emissions and operational energy consumption data or references to GHG emissions and operational energy consumption volumes (including ratios or percentages) in this Report are estimates. There may also be differences in the manner that third parties calculate or report GHG emissions or operational energy consumption data compared to BHP, which means that third-party data may not be comparable to our data. For information on how we calculate our GHG emissions and operational energy consumption data, see our Methodology tab in our ESG Standards and Databook.

Form 20-F Cross Reference Table

Item Number		Description	Report section reference
1.		Identity of Directors, Senior Management and Advisors	Not applicable
2.		Offer Statistics and Expected Timetable	Not applicable
3.		Key Information
	A	[Reserved]	—
	B	Capitalization and indebtedness	Not applicable
	C	Reasons for the offer and use of proceeds	Not applicable
	D	Risk factors	9.1
4.		Information on the Company
	A	History and development of the company	Cover page, Company details, Chair’s review, Chief Executive Officer’s review, Operating and Financial Review 1 to 10, Additional information 2, 4 to 9.4
	B	Business overview	Operating and Financial Review 1 to 5, 10, Additional information 2, 4 to 8, 9.3, 9.8 and Note 1 to the Financial Statements
	C	Organizational structure	Additional information 9.3 and Note 28 to the Financial Statements
	D	Property, plants and equipment	Operating and Financial Review 3, 5.1, 5.2, 7 to 10, Additional information 2, 4 to 6 and Notes 11, 15 and 21 to the Financial Statements
4A.		Unresolved Staff Comments	None
5.		Operating and Financial Review and Prospects
	A	Operating results	Operating and Financial Review 4, 10, Additional information 9.8
	B	Liquidity and capital resources	Operating and Financial Review 4, Financial Statements 1.4, Notes 11, 20 to 23 and 37 to the Financial Statements
	C	Research and development, patents and licenses, etc.	Operating and Financial Review 3, 5 to 10, Directors’ Report 10, Additional information 2, 5, 6 and Notes 11 and 15 to the Financial Statements
	D	Trend information	Chair’s review, Chief Executive Officer’s review, Operating and Financial Review 1 to 5, 7, 9, 10, Additional information 2, 4 to 7
	E	Critical Accounting Estimates	IFRS is applied in the Financial Statements as issued by the IASB
6.		Directors, Senior Management and Employees
	A	Directors and senior management	Governance 4.1, 6.1, Directors’ Report 2.1
	B	Compensation	Remuneration Report
	C	Board practices	Governance 4.1, 4.6, 5.2, 5.4, Remuneration Report
	D	Employees	Operating and Financial Review 6, Additional information 7
	E	Share ownership	Remuneration Report, Directors’ Report 3, 4 and Notes 16, 17 and 25 to the Financial Statements
7.		Major Shareholders and Related Party Transactions
	A	Major shareholders	Additional information 9.5
	B	Related party transactions	Remuneration Report and Notes 24 and 31 to the Financial Statements
	C	Interests of experts and counsel	Not applicable
8.		Financial Information
	A	Consolidated Statements and Other Financial Information	Operating and Financial Review 8, Additional information 8, 9.6, Financial Statements beginning on page F-1 in this Annual Report and Financial Statements 1A
	B	Significant Changes	Note 33 to the Financial Statements
9.		The Offer and Listing
	A	Offer and listing details	Additional information 9.2
	B	Plan of distribution	Not applicable
	C	Markets	Additional information 9.2
	D	Selling shareholders	Not applicable
	E	Dilution	Not applicable
	F	Expenses of the issue	Not applicable
10.		Additional Information
	A	Share capital	Not applicable
	B	Memorandum and articles of association	Additional information 9.3, 9.4
	C	Material contracts	Not applicable
	D	Exchange controls	Additional information 9.8
	E	Taxation	Additional information 9.9
	F	Dividends and paying agents	Not applicable
	G	Statement by experts	Not applicable
	H	Documents on display	Additional information 9.4
	I	Subsidiary information	Note 28 to the Financial Statements and Exhibit 8.1
11.		Quantitative and Qualitative Disclosures About Market Risk	Note 23 to the Financial Statements
12.		Description of Securities Other than Equity Securities
	A	Debt Securities	Not applicable
	B	Warrants and Rights	Not applicable
	C	Other Securities	Not applicable
	D	American Depositary Shares	Additional information 9.7 and Exhibit 2.1
13.		Defaults, Dividend Arrearages and Delinquencies	There have been no defaults, dividend arrearages or delinquencies
14.		Material Modifications to the Rights of Security Holders and Use of Proceeds
	A		Additional information 9.3, 9.4 and Exhibits 1.1 and 2.1
	B		Not applicable
	C		Not applicable
	D		Not applicable
	E		Not applicable
15.		Controls and Procedures	Governance 7.2 and Financial Statements 1A
16A.		Audit committee financial expert	Governance 5.2
16B.		Code of Ethics	Governance 8.1
16C.		Principal Accountant Fees and Services	Governance 7.2 and Note 34 to the Financial Statements
16D.		Exemptions from the Listing Standards for Audit Committees	Not applicable
16E.		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Directors’ Report 3
16F.		Change in Registrant’s Certifying Accountant	Not applicable
16G.		Corporate Governance	Governance
16H.		Mine Safety Disclosure	Not applicable
16I.		Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
17.		Financial Statements	Not applicable
18.		Financial Statements	Financial Statements begin on page F-1 in this Annual Report
19.		Exhibits	Exhibits

BHP, bringing people and resources together to build a better world.
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

v

Chair’s review
Dear Shareholders,
I am pleased to provide BHP’s Annual Report for FY2022 which was a transformational year for your company.
During the year BHP:

•	unified our dual listed company structure under a single parent company listed on the Australian Securities Exchange

•	merged our Petroleum business with Woodside to create a top 10 energy provider and provide shareholders with further choice as to their exposure to oil and gas

•
simplified the coal portfolio through the sale of our interests in Cerrej
ó
n and BHP Mitsui Coal to concentrate on higher-quality metallurgical coal which is forecast to be critical for making the steel necessary to support decarbonsiation and infrastructure growth over coming decades

•	approved an investment of US$5.7 billion in our Jansen Potash Project in Canada, marking BHP’s entry into a new commodity which provides shareholders with exposure to the growing population megatrend
Your Board would like to thank all shareholders for the trust you have shown in supporting these changes which set your company up to deliver value into the future.
That trust is built over time and through performance, and this year Mike Henry, his management team and all our people, have continued to deliver strong operational and financial performance through a challenging period of ongoing pandemic disruption, global supply chain challenges and cost pressures.
Safety and wellbeing
In terms of safety, FY2022 was the third consecutive year in which there were no workplace occupational fatalities, and the Group made strong progress on other leading safety indicators such as a 30 per cent reduction in high-potential injuries.
These are pleasing indicators of the progress we can make when our focus is unwavering. To achieve truly safe, inclusive and diverse workplaces for all our people we know we must bring this same focus to bear on all aspects of workplace safety including addressing sexual harassment, racism and bullying.
The value we create
It is against a backdrop of commitment to performance and continuous improvement, that BHP has delivered considerable value to you, our shareholders.
In FY2022, the Board determined dividends worth US$36 billion to shareholders (including the distribution of Woodside shares). This takes the total amount returned to shareholders over the past four years to more than US$50 billion.
But it is not just value to shareholders. This year, we also made substantial headway in our sustainability aspirations and focus on social value. We provided shareholders with the first ‘Say on Climate’ shareholder resolution in the Australian market, and our Climate Transition Action Plan (Plan) was supported by almost 85 per cent of shareholders. This Plan aligns our climate goals with our strategic goals, and provides a clear basis for measuring BHP’s climate performance.
We also launched a social value framework and scorecard with 2030 goals to bring additional transparency to our social value goals and outcomes. We are working hard to embed social value in our strategy, capital allocation decisions, plans, processes and culture. It is not only the right thing to do, but we believe it provides a significant competitive advantage for BHP and is vital to delivering long-term sustainable value.
As well as the value delivered to shareholders, this year, we made significant contributions to the communities where we operate, through employment, partnerships, and taxes and royalties paid to governments. This amounted to US$57.5 billion in Australia, US$7.7 billion in Chile and US$12.9 billion in the rest of the world, and our local procurement has increased 40 per cent over the past three years with US$2.7 billion directed to 2,700 local suppliers during FY2022.
Board succession
We welcomed Michelle Hinchliffe and Catherine Tanna to the BHP Board as independent
Non-executive
Directors. Both bring over 35 years’ experience to BHP – Michelle in financial controls and risk management, and Catherine in energy, long-life capital allocation and HSE. We are delighted to welcome Michelle and Catherine.
At the other end of the succession process, we will farewell Malcolm Broomhead and John Mogford at the conclusion of the 2022 Annual General Meeting. Both have announced their intention to retire following exceptional periods of service, and I would like to thank Malcolm and John for their outstanding contribution to BHP and the Board.
FY2022 was a successful year of transformation for our business. I am confident we are building BHP for the future and to create enduring value for our shareholders and communities, customers, suppliers and partners.
Thank you for your continued support of BHP.
Ken MacKenzie
Chair

Chief Executive Officer’s review
Dear Shareholders,
BHP performed well in FY2022. Our strong production outcomes and solid cost control allowed us to capture the greatest benefit from the tailwind of high commodity prices during the year. It was pleasing to all of us at BHP to be able to deliver not only record returns to shareholders, but also record contributions to our other stakeholders. We paid record taxes and royalties during the year of US$17.3 billion, slightly higher than our cash returns to shareholders of US$16.4 billion.
Most importantly, we did so safely and sustainably. No one has lost their life while working at BHP for over three and a half consecutive years now. This is a very significant milestone, but we must guard against complacency. We will continue to prioritise our efforts to reduce fatal risk from our workplaces. We also reduced our operational greenhouse gas emissions by 24 per cent over the past two years and have reduced freshwater withdrawals by almost 30 per cent since 2017.
We were successful in partially mitigating the impacts of a number of external challenges, including the ongoing pandemic, to deliver well against our production and unit cost guidance for the year. We achieved record full-year shipments from our Western Australia Iron Ore business for the third year running, and we remain the world’s lowest cost major producer. In copper, our Escondida business in Chile had record material mined and near-record concentrator throughput, while Olympic Dam in South Australia performed strongly in the fourth quarter after our major smelter maintenance overhaul, which takes place every four years.
We anticipate the economic headwinds, including inflation and tight labour markets, and the impacts from
COVID-19
will continue through the year ahead. We aim to navigate these challenges better than our competitors and have the focus and capabilities in place to enable us to do so. Our continued high performance in the past year is thanks to 80,000 highly capable, diverse, engaged people across BHP, who have continued to show tremendous resilience in the face of the multiple challenges thrown at us by the external environment.
We will be safer, more reliable, lower cost and more productive if we are able to more fully harness the experience, passion and ingenuity of everyone across BHP. This is being hard-wired through the BHP Operating System (BOS), which is building a continuous improvement culture and capability right through to the fingertips of the company. This shift, coupled with our progress on creating a more inclusive and diverse workforce is unlocking performance and achieving this in a way that is exciting for BHP and more fulfilling for our people.
I am proud to say that the proportion of females and Indigenous peoples at BHP continues to grow. Representation of female employees reached 32.3 per cent in FY2022 and the executive leadership team is fully balanced. Indigenous peoples now represent 8.3 per cent of our operational workforce in Australia, 8.7 per cent in Chile and 7.2 per cent in our Jansen Potash Project in Canada.
While we have made strong progress in improving the composition of our workforce, you will see in this year’s report increased disclosure in respect of cases of sexual harassment, racism and bullying that have occurred during the year in the company. I am ashamed that these behaviours still occur in BHP. We are fiercely determined to stop them from happening. During the year, we progressed work on upgrading our facilities, improving our processes, providing more support to impacted persons and bystanders, and shifting culture. In the past year, we invested more than US$200 million to improve the security and experience in our accommodation villages, established a global support service to provide dedicated, end-to-end
case coordination for anyone impacted by sexual harassment, and enhanced training programs, including for both leaders and bystanders. Most recently we took time out from work and production across all of BHP to discuss sexual harassment, racism and bullying. These Safety Stops involved the whole of the workforce globally and were intended to build awareness, understanding, capability, and collective commitment to action.
As well as building an even safer and more inclusive workplace at BHP, we must help to build a better world for all of our stakeholders. We aim to create social value, which is the positive contribution BHP makes to society: our people, partners, the economy, the environment and local communities for the mutual benefit of shareholders and the community. We see this as fundamental to our long-term success and a competitive advantage that will support growth. During the year, we launched our new social value framework and set short-term milestones as well as 2030 goals under each of our six social value pillars. Our commitment to social value contributes to the relevant United Nations (UN) Sustainable Development Goals and aligns with our continued support for the UN Global Compact and its 10 principles.
FY2022 was a year in which we also made significant progress transforming our business for the future through reshaping our portfolio and simplifying our corporate structure. We divested our Petroleum business and created a stronger, more resilient stand-alone business by merging it with Woodside, creating more choice and opportunity for value for shareholders. We further optimised our coal portfolio through the divestment of our stakes in BHP Mitsui Coal and in Cerrejón. We approved the Jansen Stage 1 Potash Project in Canada, opening up a new long-term growth front for the company in potash, a fertiliser that will enable more sustainable farming globally. Finally, we unified our corporate structure, removing the more complex dual listed structure in place since the BHP and Billiton merger of 2001.
We now have a leaner, more agile and more efficient BHP, with a portfolio more aligned to the global megatrends unfolding around us, and better positioned to grow value by supplying the commodities required for a decarbonising world.
I am excited about our plans for the year ahead and for the future. Despite external volatility, the fundamentals that underpin our business are positive and strongly position BHP for enduring success.
Thank you for your ongoing support.
Mike Henry
Chief Executive Officer

Operating and Financial Review
1    Our business

We will responsibly manage the most resilient long-term portfolio of assets, in highly attractive commodities, and will grow value through being excellent at operations, discovering and developing resources, acquiring the right assets and options, and capital allocation.

Through our differentiated approach to social value, we will be a trusted partner who creates value for all stakeholders.

Global

Total economic contribution[1]
US$78.1 bn

Taxes and royalties paid[2]
US$17.3 bn

Payments to suppliers[2]
US$18.8 bn

Number of employees and contractors[3]
79,471

Rest of the world

Total economic contribution[1]
US$12.9 bn

Taxes and royalties paid[2]
US$1.3 bn

Payments to suppliers[2]
US$2.6 bn

Number of employees and contractors[3]
5,431

Chile

Total economic contribution[1]
US$7.7 bn

Taxes and royalties paid[2]
US$2.6 bn

Payments to suppliers[2]
US$4.3 bn

Number of employees and contractors[3]
24,620

Key

BHP principal office locations

BHP mining locations

- Iron ore
- Copper
- Coal
- Nickel
- Potash
- Non-operated joint venture

1 Total economic contribution includes payments to suppliers, wages and benefits for employees and contractors, dividends, taxes and royalties and voluntary social investment on a Total operations basis.

2 Presented on a Total operations basis.

3 Employee data is based on a 'point-in-time' snapshot of employees as at 30 June 2022 including employees on extended absence, without adjustment for BHP ownership percentage. Contractor data is collected from internal surveys and the organisation systems and averages for a 10-month period, July 2021 and April 2022.

4 Excludes BMC and Cerrejón production. The divestment of BHP's 33.33 per cent interest in Cerrejón to Glencore and of BHP's 80 per cent interest in BMC to Stanmore Resources Limited were completed on 11 January 2022 and 3 May 2022 respectively.

Our commodities

Iron ore	Copper	Coal	Nickel	Potash
FY2022 production 253.2 Mt	FY2022 production 1,574 kt	FY2022 production[1] 42.8 Mt	FY2022 production 76.8 kt	Jansen Stage 1 is our US$5.7 bn potash project
Revenue US$30.8 bn	Revenue US$16.8 bn	Revenue US$15.5 bn	Revenue US$1.9 bn	
Underlying EBITDA US$21.7 bn	Underlying EBITDA US$8.6 bn	Underlying EBITDA US$9.5 bn	Underlying EBITDA US$420 m	

Australia

Total economic contribution[2]
US$57.5 bn

Taxes and royalties paid[3]
US$13.4 bn

Payments to suppliers[3]
US$11.9 bn

Number of employees and contractors[4]
49,420

2    Delivering value
2.1    Our business model

By prioritising both financial and social value, we deliver long-term value and resilience for our shareholders and all our stakeholders.

What we need

Our people

We employ around 80,000 people across the globe. Our aim is for them to be engaged and supported in a way that sees them work in safer and more productive ways.

We are on track to meet our aspirational goal of a gender-balanced workforce by FY2025 and have raised the proportion of Indigenous employees in Australia, Chile and at our Jansen Potash Project in Canada.

More inclusive and diverse teams are delivering safer and better business performance at BHP.

For more information refer to OFR 6.

Strong, mutually beneficial relationships

We seek to build long-term mutually beneficial relationships with our stakeholders and partners based on respect, transparency and trust.

- **Suppliers:** More than 8,000 suppliers in 47 countries provide us with goods and services.
- **Partners:** We seek to be the partner of choice for customers, business partners and community stakeholders.

For more information refer to OFR 2.2.

World-class assets

We have a portfolio of large, high-quality, low-cost assets. We are investing in technology to improve productivity and drive sustainable growth across our operations.

For more information refer to OFR 5.

Exceptional capability

Operational excellence and capital discipline are key to generating long-term value.

Industry-leading knowledge and operating capability

For more information refer to OFR 2.2.

Effective risk management

For more information refer to OFR 9.

Disciplined use of capital

For more information refer to OFR 2.2.

Responsible natural resource management

We seek to efficiently and responsibly manage water and power and to be long-term stewards of more than 8 million hectares of land and sea.

For more information refer to OFR 7.

Value outcomes

Tax, royalty and other payments to governments[1]

US$17.3 bn

FY2021 US$11.1 bn

Investment in community initiatives

US$186.4 m

FY2021 $174.8 m

Payments to suppliers[1]

US$18.8 bn

FY2021 US$16.5 bn

Shareholder dividends[3]

US$36.0 bn

FY2021 US$15.2 bn

Total freshwater withdrawals[2]

107.4 Gl

29% from adjusted FY2017 baseline

Salary, wages and incentives for our employees[4]

US$4.5 bn

FY2021 US$4.4 bn

1 Presented on a Total operations basis. For more information refer to BHP Economic Contribution Report 2022.
2 For information on adjustment to the FY2017 baseline, refer to OFR 7.16.
3 This includes US$19.6 billion in specie dividend from distributing Woodside shares received as consideration for the sale of BHP Petroleum.
4 Calculated on an accruals and presented on a Total operations basis. For more information refer to BHP Economic Contribution Report 2022.

What we do

Our strategy

We will responsibly manage the most resilient long-term portfolio of assets, in highly attractive commodities, and will grow value through being excellent at operations, discovering and developing resources, acquiring the right assets and options, and capital allocation.

Through our differentiated approach to social value, we will be a trusted partner who creates value for all stakeholders.

Exploration and acquisition

We seek to add high-quality Tier 1 copper and nickel interests through our exploration activities and early-stage entry and acquisition options.

Development and mining

We strive to achieve the industry's best performance in safety, operational excellence, project management and allocation of capital.

Process and logistics

We process and refine ore, safely manage waste and efficiently and sustainably transport our products to customers.

Sales, marketing and procurement

We maximise value through our centralised marketing and procurement organisations, commercial expertise, understanding of markets and customer and supplier relationships.

Closure and rehabilitation

We consider closure and rehabilitation throughout the asset life cycle to help minimise our impact and optimise post-closure value for all.

2.2    How we create and grow value
We produce some of the essential resources needed to support global megatrends, such as decarbonisation, and we strive to produce them sustainably, efficiently and ethically.
We seek to create value with the communities where we operate and for our shareholders:

•
We are committed to continuous improvement and we strive to operate more reliably and productively than our competitors. Being the best operator will help us safely generate better return on capital employed and outcompete others for new opportunities.

•
We have delivered strong and consistent results and returns through our portfolio and operating discipline. We achieved net operating cashflow on a Total operations basis of US$32.2 billion in FY2022, above US$15 billion for the sixth consecutive year.

•
We believe our focus on social value will lead to us being the partner of choice with communities, governments, suppliers, and customers. We seek respectful, mutually beneficial relationships with the communities where we operate and the suppliers, customers and governments we interact with. Our experience has been that engaging with those around us creates optionality, stronger relationships and access to more diverse thinking. It helps us be more creative and to find different ways to problem solve. It also means we are better able to see things coming towards us and can act pre-emptively.
Aligning strongly with partners can prevent issues or delays with projects and, if issues do arise, means we are better able to collectively work on solutions.

•
We assess and rank decarbonisation projects across our operated assets through our Capital Allocation Framework (CAF). During FY2022, we integrated our 1.5°C Paris-aligned scenario into our strategy and capital allocation process, helping to ensure our capital expenditure plans are not misaligned with the Paris Agreement’s aim to pursue efforts to limit global warming to 1.5°C.

•
We recruit and retain the best people and empower them to run our operations safely and productively. We promote an inclusive and diverse environment where safety and wellbeing are the highest priorities, invest in development programs to build capability and improve performance and offer competitive remuneration. We invest in technology to manage risk, streamline processes and improve productivity.

•	The combination of our people, strategy and operational systems will help us to outperform our competitors and attract a lower cost of capital, while our CAF helps us make better use of this capital.
We bring together essential resources, a strong balance sheet and a differentiated operating capability underpinned by our technical Centres of Excellence and the BHP Operating System (BOS).
This combination of operational excellence, a strong portfolio of large, long-life, quality assets and focus on social value will assist us to grow value more consistently for all stakeholders and underpin continued attractive returns and long-term value for our shareholders.
Our people
Health and safety
Our highest priority is the safety of our workforce and the communities where we operate. We achieved a third consecutive year without a fatality and have seen a sustained improvement in the high-potential injury frequency rate which fell by 30 per cent in FY2022 from FY2021.
We are committed to protecting the health and wellbeing of our workforce. Over the past five years, we have achieved a 68 per cent reduction in the total number of workers exposed to our most material occupational exposures. For more information refer to OFR 7.4 and 7.6.
Our focus on safety and health underpins our strong operational performance and this includes eliminating sexual harassment, racism and bullying. We are committed to eliminating incidents of sexual harassment in our workplaces and accommodation villages, and have strengthened our approach to prevention, reporting and response. Our focus on gender balance is an important factor in addressing this unacceptable behaviour
.
For more information refer to OFR 7.5.

Inclusion and diversity
We continue to build a more inclusive and diverse workforce that further enhances our performance and better reflects the communities where we operate:

•	We remain on track to achieve our aspirational goal for a gender-balanced employee workforce globally by FY2025 . For more information refer to OFR 6.

•
We made progress during FY2022 against targets for increased Indigenous employment in our Minerals Australia operations, Minerals Americas operations in Chile and our Jansen Potash Project in Canada.
For more information refer to OFR 6.

Our portfolio
We are reshaping our portfolio to focus on higher-quality iron ore and metallurgical coal preferred by our steelmaking customers, copper for electrification and renewable energy, nickel for electric vehicles and potash to make food production and land use more efficient and sustainable. For more information refer to OFR 3.
Iron Ore
: We are the lowest-cost major iron ore producer globally.
1
Western Australia Iron Ore (WAIO) is one of the lowest emissions intensity iron ore operations
2
and is increasing its grade as the new South Flank mine ramps up. WAIO achieved record sales volumes in FY2022, allowing us to capitalise on the opportunity presented by higher iron ore prices. For more information refer to OFR 5.1.
Copper
: We hold the world’s largest copper endowment.
3
We are using technical innovation such as new floatation technology to help lower energy costs and unlock value and are looking to secure more copper resources through exploration, acquisition, and early-stage entry. Escondida in Chile is the world’s largest copper mine. Escondida had record material mined and near-record concentrator throughput in FY2022, while Olympic Dam in South Australia performed strongly in the June 2022 quarter after planned major smelter maintenance. For more information refer to OFR 5.1 and 5.2.
Metallurgical coal
: Our metallurgical coal operations in Queensland focus on higher-quality product and have one of the lowest production emissions intensities of benchmarked mines.
2
We believe that a wholesale shift away from blast furnace steel making, which uses metallurgical coal, is still decades in the future and that metallurgical coal will remain an essential input into the steelmaking process, which is critical to support decarbonisation infrastructure. We recently completed the sale of our interest in BHP Mitsui Coal (BMC), further focusing our coal portfolio on higher-quality coals for steelmaking with greater potential upside for quality premiums as steelmakers seek to improve blast furnace utilisation and reduce emissions intensity. For more information refer to OFR 5.1.
Nickel
: We hold the second-largest nickel sulphide endowment globally
4
and our nickel operations in Western Australia have one of the lowest production emissions intensities of benchmarked mines.
2
We achieved our first saleable production of nickel sulphate crystals for the lithium-ion
battery industry in the December 2021 quarter. We are growing value by supplying 87 per cent of BHP’s battery-suitable nickel to battery material suppliers in FY2022. We are seeking more nickel resources through exploration, acquisition and early-stage entry. For more information refer to OFR 5.1.
Potash
: We are developing one of the world’s largest potash mines in Canada. The proposed mine has been designed based on a sustainable approach with a relatively low emissions footprint and low water intensity compared to existing potash mines. The Jansen Potash Project is expected to increase BHP’s product diversification, customer base and operating footprint, opening up a new future growth front. The US$5.7 billion Jansen Stage 1 is tracking to plan and opportunities to bring forward Jansen S1 continue to be assessed. For more information refer to OFR 5.2.
Exceptional performance
Operational excellence
We seek to continuously improve performance by empowering our people through BOS principles, practices and tools. BOS is, at its heart, a people program. It is designed to provide a way of working that creates a culture at BHP where we make continuous improvement central to everyone’s role.
We continued to deploy BOS throughout our business in FY2022 and expect full deployment by the end of FY2024. BOS has delivered over US$2 billion in estimated, recurring and one-time
cost and revenue improvements since we developed it in CY2018. Based on the success we are seeing, we believe it will deliver further gains in the future.

1
Based on published C1 unit costs of major iron ore producers. There may be differences in the manner that third parties calculate or report unit costs data compared to BHP, which means that third-party data may not be comparable to our data.

2	For more information refer to OFR 7.8.
3
Based on ownership interest. Peers include: Anglo American, Antofagasta, Codelco, First Quantum Minerals, Freeport, Glencore, Rio Tinto, Southern Copper and Teck. Source peers: Wood Mackenzie Ltd, Q1 2022.

4	Based on ownership interest. Source peers: MinEx Consulting.

What is the BHP Operating System?
The BHP Operating System (BOS) is a way of working that seeks to make improvement part of what we do every day through the application of BOS tools and practices. It is anchored in three principles that will help us deliver exceptional safety and productivity performance and an inclusive and empowered culture:

•	Serve our customers – deliver what internal and external customers need, at the right time and at the appropriate levels of quality and cost.

•	Pursue operating perfection – pursue 100 per cent safety for our people, 100 per cent value for our customers, 0 per cent waste.

•	Empower our people – support our people with the right conditions and leadership to excel. They know their work and how to improve it.
Through BOS principles and practices we are delivering more to our employees and contractors, suppliers, shareholders, customers and the communities whose resources we develop.
Embracing technology and innovation
The power of data, innovation and technology, together with the BOS, have helped accelerate continuous improvement across our value chain, from the geoscience required in exploration through to the marketing of our products.
We have used technology to:

•	maintain safe, predictable and productive operations

•	drive productivity improvements, with an emphasis on automation and real-time, data-driven insights and decision-making

•	help drive inclusion and diversity by providing greater opportunities for roles that were traditionally labour intensive

•	unlock the next stage of value growth at BHP, from realising greater margins at our existing operations to finding new assets

•	improve sustainability outcomes through innovation
The use of technology such as in autonomous trucks, production innovation such as primary sulphide leaching at our copper assets (which has helped us to extract more copper from ore) and digital transformation across all parts of our business has helped to improve safety, increase productivity, reduce costs, build capability and accelerate value creation.
Examples of our application of technology and innovation in FY2022 include:

•
We continued to automate our global trucking fleets. At South Flank we began to automate our fleet of 41 Komatsu haul trucks in the June 2022 quarter, with the program expected to be completed within 18 months. We continued deployment at Goonyella Riverside (expected to be completed by the end of December 2022) and completed the rollout at Daunia. We also commenced autonomous drilling at Spence. We expect to commence the rollout of automated trucks at Spence in FY2023.

•
We began testing two automated shiploaders at the Port Hedland export facility in Western Australia. In what we believe is a world first, 3D laser scan technology has been used in the A$50 million project. We intend to fully automate eight shiploaders by FY2024. The project is expected to enable an increase in production of more than 1 million tonnes of iron ore each year through greater precision, reduced spillage, faster load times and equipment optimisation.

•
Our
in-house
Grade Adjustment Model has been introduced at multiple WAIO sites and is expected to enable a US$22.8 million annual revenue uplift at WAIO. The model uses machine learning to target a reduction in iron ore grade variability across the supply chain. It uses data sources that capture movements of ore to map the iron ore grade coming from the mine to the iron grade shipped at port.

•
Through our Maintenance and Engineering Centre of Excellence, we continued the rollout of our Total Equipment Strategies (TES), which were initially applied to our mobile fleets and have been extended to our fixed plant. These strategies use mathematical analysis of breakdowns, maintenance patterns and original equipment manufacturer recommendations to recalibrate our maintenance programs to increase availability and reliability, and reduce maintenance costs and inventory values. For example, at our Newman iron ore operation in Western Australia, the mobile TES project for CAT 6060 excavators helped to extend the average equipment life by 40 per cent and delivered an availability uplift of 2 per cent. The outcome is 3.5 years of extra life which has helped to achieve capital productivity by deferral of US$120 million of capital expenditure over five years.

Financial excellence
We use the Capital Allocation Framework (CAF) to assess the most effective and efficient way to deploy capital. This prioritises maintaining safe and reliable operations, meeting our social value and GHG emissions reductions targets, goals and strategies, keeping our balance sheet strong and delivering strong growth and returns for our shareholders. We then look at what would be the most valuable risk-adjusted use for any excess capital. We evaluate the range of investment opportunities and aim to optimise the portfolio based on our assessment of risk, returns and future optionality. We then develop a long-term capital plan and guidance for the Group.
Since the CAF’s introduction in FY2016, we have balanced reinvestment in the business with cash returns to shareholders. We want shareholders to see the short-term benefit of these cash returns and trust us to plan for the future by investing where it matters.
Social value
Social value is BHP’s positive contribution to society – our people, partners, the economy, the environment and local communities. It is about creating enduring, mutual benefit for BHP, our shareholders and the broader community.
Doing this well is essential to better business outcomes and long-term shareholder value, and will create a competitive advantage.
How social value can create competitive advantage
We recognise that decisions we make have the potential to positively or negatively impact those around us, and the environment. Our aim with social value is to be deliberate and proactive in taking into account social, environmental and financial impact in the choices we make.
Embedding social value into everything we do will open up opportunities, increase resilience and help us manage risk. It will influence our access to resources, partners, markets, the best talent, and capital.
Our commitment to social value
We have been committed to sustainability and social value for many years and are making progress in responsibly providing more of the resources the world needs:

•
We have set GHG emissions reduction targets and goals (that are described in OFR 7.8) and our Climate Transition Action Plan 2021 (CTAP) received majority approval from shareholders in the ‘Say on Climate’ advisory vote at our 2021 Annual General Meetings.

•
We are working to create nature-positive
4
outcomes through the new goal we have set to have at least 30 per cent of the land and water we steward under conservation, restoration or regenerative practices by 2030. For more information refer to 2030 social value scorecard below and OFR 7.15.

•	We are working to transition our operations to renewable electricity. For more information, refer to OFR 5.1 and 7.8.

•
We are working with suppliers to drive innovation by participating in initiatives such as Komatsu’s GHG Alliance, which aims to develop commercially viable zero-GHG
emissions haul trucks. For more information refer to OFR 7.8.

•
Our spend with Indigenous businesses increased by 75 per cent to US$149.9 million in FY2022 and the number of Indigenous vendors engaged rose by 53 per cent to 148. WAIO announced its intention to more than double its spend with Indigenous vendors to more than US$300 million by the end of FY2024. For more information refer to OFR 7.13.

•
We completed our most recent five-year sustainability targets in FY2022. Highlights included three years fatality-free, a reduction in the total number of workers exposed to our most material occupational exposures by 68 per cent, social investment of US$681.4 million over five years and a 29 per cent reduction in freshwater withdrawal volumes from our adjusted FY2017 baseline. For more information refer to OFR 7.3 and 7.8.

•
Our Chilean operations Escondida and Spence, and Olympic Dam in Australia were awarded the Copper Mark during FY2022 recognising responsible production practices. For more information on our social value performance refer to OFR 7.

2030 social value scorecard
In June 2022, we launched our social value scorecard with 2030 goals, metrics and milestones (below). We believe it will enhance our opportunity to run our business in a way that delivers long-term, sustainable value to BHP, our shareholders and the broader community.
This scorecard provides clarity to our teams on our ambitions and allows us to measure progress, transparently report, and hold ourselves to account.
Our metrics will evolve over time and some are future metrics that will be developed in the coming years. They show where we are headed with measuring our performance.
At its core, this scorecard represents an emphasis on partnerships, listening and co-design,
recognising that it is not for us alone to decide what is of value to communities or the environment, and that addressing challenges like climate change require collaboration.
We will disclose our performance against this scorecard every year as part of our Annual Report, starting in FY2023.

Supporting local economic development
We aim to source and promote locally available goods and services as an important part of our external expenditure, to help local communities thrive. Our operated assets develop local procurement plans designed to identify opportunities for local suppliers, including small businesses.
In FY2022, BHP made US$18.8 billion in payments to suppliers globally, including US$17.6 billion in payments to more than 8,000 suppliers in the regions where we operate. Of the latter amount, US$2.7 billion, or 15.2 per cent, was paid to local suppliers in the communities where we operate. Our expenditure with local suppliers was primarily in Australia (59 per cent) and Chile (30 per cent). Of our total supplier spend, 94.4 per cent was in the regions where we operate.

3    Positioning for the future
Reshaping our corporate structure and portfolio
In FY2022, we took steps to create a simpler, more agile and efficient BHP, better able to capitalise on the megatrends shaping our world.
A simpler corporate structure
For the past two decades, we operated with a dual listed company (DLC) structure with two parent companies – BHP Group Limited in Australia with its shares listed on the Australian Securities Exchange and BHP Group Plc (now known as BHP Group (UK) Ltd) in the United Kingdom with its shares listed on the London Stock Exchange.
Following shareholder approval in January 2022, we unified our corporate structure to one parent company and one share price – under BHP Group Limited. We believe unification gives us a corporate structure that is simpler, more agile and more efficient.
Merging Petroleum with Woodside
During FY2022, we merged our Petroleum business with Woodside Energy Group Ltd (Woodside) to create a global top 10 independent energy company by production. Woodside acquired BHP’s Petroleum business in exchange for Woodside shares that were distributed to BHP shareholders through an in specie dividend.
Based on Woodside’s share price of US$21.39 (A$29.76) at 31 May 2022, the closing date of the transaction, the implied value of BHP’s Petroleum business was US$19.6 billion (A$27.2 billion).
BHP shareholders gained exposure to assets in Woodside through the transaction and greater choice about how to weight their exposure to the different investment and sector propositions. The transaction increased BHP’s portfolio weighting towards future facing commodities that support economic growth and have potential upside through the energy transition.
Consolidating our coal portfolio
In January 2022, we divested our 33.3 per cent interest in Cerrejón, a non-operated
energy coal joint venture in Colombia, to Glencore, for a total cash consideration of approximately US$294 million.
In May 2022, we divested our 80 per cent interest in BHP Mitsui Coal Pty Ltd (BMC), a metallurgical coal joint venture in Queensland operated by BMC, to Stanmore Resources Limited, for a total cash consideration of up to US$1.35 billion in paid and deferred amounts, plus a final completion adjustment amount.
In June 2022, we announced that, following a
two-year
review, we would retain New South Wales Energy Coal (NSWEC). We will be seeking approvals to continue mining at NSWEC beyond its current mining consent that expires in 2026 and intend to proceed with a managed process to cease mining at the asset by the end of FY2030.
These portfolio changes are consistent with our strategy to focus on producing higher-quality metallurgical coal.
Investing in a new commodity – potash
Potash enables more efficient and sustainable farming, which we believe will be increasingly important in feeding a growing population, and potentially opens a new long-term growth front for BHP.
In August 2021, we approved US$5.7 billion in capital expenditure for Jansen Stage 1 in Saskatchewan, Canada, with first potash production expected in CY2027. We are working to bring forward Jansen Stage 1 first production and are assessing options to accelerate Jansen Stage 2.
The US$2.97 billion Jansen project to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities, was completed in June 2022. For FY2023, approximately US$740 million in capital expenditure is planned for work at Jansen Stage 1, which will continue to focus on civil and mechanical construction on the surface and underground, as well as equipment procurement and port construction.
Unlocking growth potential at our assets
The large endowments we have under our control are becoming increasingly valuable as the resources industry finds high-quality, Tier 1 (large, low-cost
and long-life) resources harder to access, deeper, of lower grade, or in countries with more challenging operating conditions.

Copper
We hold the largest copper endowment in the world at among the highest average grade.
1

•
This includes 27 billion tonnes of ore at an average grade of 0.52 per cent at Escondida, where we are targeting an annual average of 1.2 million tonnes (Mt) of copper production over the medium term, a 20 per cent increase on Escondida’s FY2022 production of 1 Mt.

•
On the basis that tailings storage facility anomalies are resolved, production at Spence is expected to reach and average approximately 270 kilotonnes per annum (ktpa) of production for four years (including cathodes) following the completion of Spence Growth Option (SGO) plant modifications. This will be supported by capital expenditure of approximately US$100 million, which is planned for the SGO plant modifications and these are currently planned to be completed in CY2023, with further studies ongoing for additional capacity uplift.

•
At Olympic Dam, we have improved operating stability over time. Smelter operations have been strong following our planned major smelter maintenance, completed in January 2022. The next major rebuild is not expected for six years.

Nickel
We hold the second-largest nickel sulphide endowment globally
2
and own the majority of tenements of known resource in the Agnew-Wiluna basin in Western Australia.

•
Our nickel sulphate plant at Nickel West delivered first crystals in October 2021, allowing us to add further value to our nickel production. We intend to capitalise on the expected ongoing global demand for nickel for the electric vehicle industry, as the method we use to produce nickel sulphate results in a product we believe is ideal for battery production.

•	We continue to explore ways to increase the scale of Nickel West.
Iron Ore
We are one of the world’s largest iron ore producers and expect to increase production over the medium-term.

•	We have secured an increase to our WAIO iron ore environmental licence to expand port operations up to 330 million tonnes per annum (Mtpa) subject to the outcomes of a standard appeals process.

•
The ramp up of WAIO’s US$3.6 billion South Flank mine is ahead of schedule and we have revised our medium term production guidance to more than 300 Mtpa. We are assessing expansion alternatives to take us toward 330 Mtpa of production.

Growth through exploration, focused on copper and nickel

1
Based on ownership interest. Peers include: Anglo American, Antofagasta, Codelco, First Quantum Minerals, Freeport, Glencore, Rio Tinto, Southern Copper, and Teck. Source peers: Wood Mackenzie Ltd, Q1 2022.

2	Based on ownership interest. Source peers: MinEx Consulting.

Our exploration program is focused on copper and nickel. We look to identify and gain access to new search spaces to test targets capable of delivering high-quality, Tier 1 deposits, and maintain research and technology activities aligned with our exploration strategy.
Despite the slowdown and restrictions on movement due to the
COVID-19
pandemic, in FY2022 our field teams pursued copper opportunities in Chile, Colombia, Peru, Ecuador, the United States and Australia. This involved early-stage reconnaissance work through target definition and drill testing. Elsewhere for copper, we continued to seek, secure and test concessions in regions such as Ecuador, South Australia, Chile, Mexico and Peru.
We have also increased the number of high-quality nickel projects within the exploration pipeline. We are actively exploring nickel targets in Western Australia, while in Canada, we continued our partnership with Midland Exploration Inc in Canada, through our 5 per cent interest and collaboration on a target generation program. BHP made a US$40 million investment in Kabanga Nickel in Tanzania in FY2022, which offers an opportunity to expand the immediate search space to add to the known resource.
Our business partnerships continued to deliver encouraging results. In Ecuador, we maintained a 13.6 per cent ownership in SolGold plc, the majority owner and operator of the Alpala porphyry copper-gold project. In Mexico, we continued our financial agreement with Riverside Resources, a US company with significant operating experience in Mexico, securing additional areas that are scheduled to be drill tested during FY2023. In Australia, we initiated work with Encounter Resources to explore for sediment-hosted copper deposits in the Northern Territory. We also entered into a Letter of Intent with Mundoro to cooperatively explore for copper resources in the highly prospective belt in Serbia and Bulgaria. Several drill-ready targets are scheduled to be tested during FY2023.
Exploration expenditure
Our resource assessment exploration expenditure increased by 30 per cent in FY2022 to US$179 million, while our greenfield expenditure increased by 43 per cent to US$77 million. Expenditure on resources assessment and greenfield exploration over the last three financial years is set out below.

Year ended 30 June	2022 US$M	2021 US$M	2020 US$M
Greenfield exploration	77	54	44
Resources assessment	179	138	132

Total metals exploration and assessment	256	192	176

Exploration expense
Exploration expense represents that portion of exploration expenditure that is not capitalised in accordance with our accounting policies, as set out in Financial Statements note 11 ‘Property, plant and equipment’.
Exploration expense for each segment over the last three financial years is set out below.

Year ended 30 June	2022 US$M	2021 US$M	2020 US$M
Exploration expense
Copper	85	53	54
Iron Ore	54	55	47
Coal	6	7	9
Group and unallocated items 1	54	19	13

Total Group	199	134	123

1
Group and unallocated items includes functions, other unallocated operations, including Potash, Nickel West and legacy assets (previously disclosed as closed mines in the Petroleum reportable segment), and consolidation adjustments.

4    Financial review
4.1    Group overview
We prepare our Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. We publish our Consolidated Financial Statements in US dollars. All Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Cash Flow Statement information below has been derived from audited Financial Statements. For more information refer to Financial Statements.
We use various
non-IFRS
financial information to reflect our underlying performance.
Non-IFRS
financial information is not defined or specified under the requirements of IFRS however, is derived from the Group’s Consolidated Financial Statements prepared in accordance with IFRS.
Non-IFRS
financial information is consistent with how management reviews financial performance of the Group with the Board and the investment community. OFR 11
‘Non-IFRS
financial information’ includes our
non-IFRS
financial information and OFR 11.1 ‘Definition and calculation of non-IFRS
financial information’ outlines why we believe
non-IFRS
financial information is useful and the relevant calculation methodology. We believe non-IFRS
financial information provides useful information, however it should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position.
Summary of financial measures

Year ended 30 June US$M	2022	2021
Consolidated Income Statement (Financial Statements 1.1)
Revenue 1	65,098	56,921
Profit/(loss) after taxation from Continuing operations 1	22,400	13,676
Profit/(loss) after taxation from Continuing and Discontinued operations attributable to BHP shareholders	30,900	11,304
Dividends per ordinary share – paid during the period (US cents)	350.0	156.0
Dividends per ordinary share – determined in respect of the period (US cents)	325.0	301.0
In specie dividend on merger of Petroleum with Woodside (US cents)	386.4	–
Basic earnings/(loss) per ordinary share (US cents)	610.6	223.5
Consolidated Balance Sheet (Financial Statements 1.3)
Total assets	95,166	108,927
Net assets	48,766	55,605
Consolidated Cash Flow Statement (Financial Statements 1.4)
Net operating cash flows	32,174	27,234
Capital and exploration expenditure 2	7,545	7,120
Other financial information (OFR 11)
Net debt	333	4,121
Underlying attributable profit	23,815	17,077
Underlying attributable profit – Continuing operations 1	21,319	16,985
Underlying EBITDA 1	40,634	35,073
Underlying basic earnings per share (US cents)	470.6	337.7
Underlying basic earnings per share – Continuing operations (US cents) 1	421.2	335.9
Underlying return on capital employed (per cent)	48.7	32.5

1
Comparative periods have been adjusted for the effects of applying IFRS 5
‘Non-current
Assets Held for Sale and Discontinued Operations’ and discloses them on the same basis as the current period figures. For more information refer to Financial Statements note 27 ‘Discontinued operations’.

2	Includes US$1,434 million related to Discontinued operations (FY2021: US$1,316 million).

4.2    Key performance indicators
Our key performance indicators (KPIs) enable us to measure our sustainable development and financial performance. These KPIs are used to assess performance of our people throughout the Group. For information on our approach to performance and reward refer to Remuneration Report. For information on our overall approach to executive remuneration, including remuneration policies and remuneration outcomes refer to Remuneration Report.
Following BHP’s sale of the Onshore US assets in FY2019 and subsequently the merger of our Petroleum business with Woodside in FY2022, the contribution of these assets to the Group’s results are presented as Discontinued operations. To enable more meaningful comparisons with prior year disclosures and in some cases to comply with applicable statutory requirements, the data in OFR 4.2, except for Underlying EBITDA, has been presented to include Petroleum assets. Footnotes to tables and infographics indicate whether data presented in OFR 4.2 is inclusive or exclusive of Petroleum assets. Details of the contribution of the Petroleum assets to the Group’s results are disclosed in Financial Statements note 27 ‘Discontinued operations’.

1	Includes data for Continuing and Discontinued operations for the financial years being reported.

2	Excludes data from Discontinued operations for the financial years being reported.

3	For more information on non-IFRS financial information refer to OFR 11.

Reconciling our financial results to our key performance indicators

	Profit			Earnings		Cash		Returns

			US$M		US$M		US$M			US$M

Measure:	Profit after taxation from Continuing and Discontinued operations		33,055	Profit after taxation from Continuing and Discontinued operations	33,055	Net operating cash flows from Continuing operations	29,285	Profit after taxation from Continuing and Discontinued operations		33,055

Made up of:	Profit after taxation			Profit after taxation		Cash generated by the Group’s consolidated operations, after dividends received, interest, proceeds and settlements of cash management-related instruments, taxation and royalty-related taxation. It excludes cash flows relating to investing and financing activities		Profit after taxation

Adjusted for:	Exceptional items before taxation	620		Exceptional items before taxation	620	Net operating cash flows from Discontinued operations	2,889	Exceptional items after taxation		(7,085)

								Net finance costs excluding exceptional items from Discontinued operations		159

	Tax effect of exceptional items	454		Tax effect of exceptional items	454			Net finance costs excluding exceptional items from Continuing operations		679

	Exceptional items after tax attributable to non-controlling interests	–		Depreciation and amortisation excluding exceptional items	5,683			Income tax expense on net finance costs		(287)

	Exceptional items attributable to BHP shareholders – Continuing operations		1,074	Impairments of property, plant and equipment, financial assets and intangibles excluding exceptional items	515			Profit after taxation excluding net finance costs and exceptional items		26,521

	Exceptional items attributable to BHP shareholders – Discontinued operations		(8,159)	Net finance costs excluding exceptional items from Continuing operations	679			Net assets at the beginning of period	55,605

	Profit after taxation from Continuing and Discontinued operations attributable to non-controlling interests		(2,155)	Taxation expense excluding exceptional items	10,283			Net debt at the beginning of period	4,121

				Profit after taxation from Discontinued operations (including exceptional items)	(10,655)			Capital employed at the beginning of period		59,726

								Net assets at the end of period	48,766

								Net debt at the end of period	333

								Capital employed at the end of period		49,099

								Average capital employed		54,413

To reach our KPIs	Underlying attributable profit		23,815	Underlying EBITDA	40,634	Net operating cash flows	32,174	Underlying return on capital employed		48.7%
Why do we use it?	Underlying attributable profit allows the comparability of underlying financial performance by excluding the impacts of exceptional items.

Underlying EBITDA is used to help assess current operational profitability excluding the impacts of sunk costs (ie. depreciation from initial investment). It is a measure that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources.
						Net operating cash flows provide insights into how we are managing costs and increasing productivity across BHP.

Underlying return on capital employed is an indicator of the Group’s capital efficiency. It is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.

4.3    Financial results
The following table provides more information on the revenue and expenses of the Group in FY2022.

Year ended 30 June	2022 US$M	2021 US$M Restated	2020 US$M Restated
Continuing operations
Revenue 1	65,098	56,921	38,924
Other income	1,398	380	720
Expenses excluding net finance costs	(32,371)	(30,871)	(25,453)
Loss from equity accounted investments, related impairments and expenses	(19)	(915)	(508)

Profit from operations	34,106	25,515	13,683

Net finance costs	(969)	(1,223)	(858)
Total taxation expense	(10,737)	(10,616)	(4,197)

Profit after taxation from Continuing operations	22,400	13,676	8,628

Discontinued operations
Profit/(loss) after taxation from Discontinued operations	10,655	(225)	108

Profit after taxation from Continuing and Discontinued operations	33,055	13,451	8,736

Attributable to non-controlling interests	2,155	2,147	780
Attributable to BHP shareholders	30,900	11,304	7,956

1	Includes the sale of third-party products.
Profit after taxation attributable to BHP shareholders increased from US$11.3 billion in FY2021 to US$30.9 billion in FY2022. Attributable profit of US$30.9 billion includes an exceptional gain of US$7.1 billion (after tax), compared to an attributable profit of US$11.3 billion including an exceptional loss of US$5.8 billion (after tax) in the prior period. The FY2022 exceptional gain includes a US$1.1 billion exceptional loss related to Continuing operations comprising of Samarco dam failure impacts, corporate structure unification costs and US deferred tax asset impairments partially offset by the net gain on disposal of BMC. The net gain on merger of our Petroleum business with Woodside is included as an exceptional item related to Discontinued operations included within Profit/(loss) after taxation from Discontinued operations. For more information on Exceptional items refer to Financial Statements note 3 ‘Exceptional items’ and Financial Statements note 27 ‘Discontinued operations’.
Revenue of US$65.1 billion increased by US$8.2 billion, or 14 per cent from FY2021. This increase was mainly due to higher average realised prices for metallurgical coal, thermal coal, copper and nickel, partially offset by lower average realised prices for iron ore.
Lower volumes were experienced across the Group’s portfolio due to
COVID-19
impacts, the planned major smelter maintenance campaign at Olympic Dam and lower feed grade at Escondida and Spence. Volume decline was partially offset by higher concentrate sales at Spence reflecting the continued ramp up of the Spence Growth Option. For information on our average realised prices and production of our commodities refer to OFR 10.
Total expenses excluding net finance costs of US$32.4 billion increased by US$1.5 billion, or 5 per cent from FY2021. This included higher raw materials and consumables of US$1.1 billion due to South Flank operational ramp up and higher input prices mainly due to higher diesel and acid prices, higher royalties of US$0.9 billion mainly driven by prices for metallurgical coal and thermal coal and US$0.7 billion third-party purchases mainly due to higher nickel prices. Higher depreciation and amortisation expense of US$0.6 billion reflected the commissioning of South Flank, Spence Growth Option, and the completion of the major smelter maintenance at Olympic Dam. The increase also included US$0.4 billion of costs related to corporate structure unification. This was partly offset by lower impairments of US$2.0 billion mainly due to Potash and NSWEC asset impairment charges in the prior period.
Loss from equity accounted investments, related impairments and expenses of US$19 million decreased by US$0.9 billion from FY2021. The decrease was primarily related to a lower increase in the Samarco dam failure provision compared to FY2021 and US$0.5 billion impairment of Cerrejón in FY2021. For more information on the total impact of the Samarco dam failure provision and impairment charges connected with equity accounted investments, refer to Financial Statements note 3 ‘Exceptional items’ and Financial Statements note 13 ‘Impairment of non-current
assets’ respectively.
Net finance costs of US$1.0 billion decreased by US$0.3 billion, or 21 per cent from FY2021. This was mainly due to premiums of US$395 million paid as part of the multi-currency hybrid debt repurchase programs completed during FY2021. For more information on net finance costs refer to Financial Statements note 22 ‘Net finance costs’.
Total taxation expense of US$10.7 billion increased by US$0.1 billion from FY2021. The increase is primarily due to higher profits from higher prices offset by FY2021 reduction of US tax credits related to Chilean taxes and tax losses assessed as not recoverable not repeating. For more information on income tax expense refer to Financial Statements note 6 ‘Income tax expense’.

Principal factors that affect Underlying EBITDA
The following table and commentary describes the impact of the principal factors
1
that affected Underlying EBITDA for FY2022 compared with FY2021.

	US$M
Underlying EBITDA for year ended 30 June 2021 (Restated)	35,073
Net price impact:
Change in sales prices	6,594	Higher average realised prices for metallurgical coal, thermal coal, copper and nickel, partially offset by lower average realised prices for iron ore.

Price-linked costs	(1,047)	Increased royalties reflecting higher realised prices for metallurgical coal and thermal coal and higher third-party concentrate purchase costs reflecting higher nickel prices, partially offset by lower royalties for iron ore.
	5,547
Change in volumes	(1,212)	Lower volumes across our operations associated with the impacts of
COVID-19
		(US$952 million), lower volumes at Olympic Dam as a result of the planned major smelter maintenance campaign, lower copper concentrator feed grade at Escondida, lower BMA volumes due to significant wet weather impacts, and lower volumes at Nickel West due to an unplanned smelter outage in the June 2022 quarter. This was partially offset by higher concentrate sales at Spence reflecting the continued ramp up of the Spence Growth Option and favourable weather compared to the prior year at WAIO.
Change in controllable cash costs	(540)	Higher costs across our operations due to the impacts of
COVID-19
(US$277 million) reported as an exceptional item last year, higher costs at WAIO due to South Flank operational ramp-up
expenditure and higher rail maintenance costs. Higher costs at Escondida due to an increase in material mined and workforce bonus payments for a new collective bargaining agreement. Higher costs at Spence due to a ramp-up
of concentrate volumes, and a prior year
one-off
		gain due to the cancellation of power contracts at Escondida and Spence. This was partially offset by favourable inventory movements at Olympic Dam, Nickel West, Escondida and Spence, and lower costs at BMA due to cost efficiency initiatives.
Change in other costs:
Exchange rates	1,180	Impact of movements in the Australian dollar and Chilean peso against the US dollar.
Inflation	(867)	Impact of inflation on the Group’s cost base.
Fuel, energy, and consumable price movements	(660)	Predominantly higher diesel and acid prices.
Non-cash	(3)
	(350)
Asset sales	2
Ceased and sold operations	1,668	Reflects the contribution of BMC prior to divestment and a decrease in costs related to the closure and rehabilitation provision for closed mines of US$297 million compared with the prior year.

Other items	446	Other includes higher recovery of freight costs caused by movements in the freight index on consecutive voyage charter (CVC) voyages and higher average realised sales prices received by Antamina, partially offset by the write-off
		of iron ore dormant stockpiles.
Underlying EBITDA for year ended 30 June 2022	40,634

1	For information on the method of calculation of the principal factors that affect Underlying EBITDA, refer to OFR 11.2.

Discontinued operations
On 22 November 2021, the Group and Woodside signed a binding Share Sale Agreement (‘SSA’) for the merger of the assets with Woodside. Woodside has subsequently acquired the entire share capital of BHP Petroleum International Pty Ltd (‘BHP Petroleum’) in exchange for new Woodside ordinary shares.
While the merger had an economic effective date of 1 July 2021, the Group continued to control the Petroleum assets and carry on business in the normal course for 11 months until 1 June 2022 (Completion Date). As such, the Group recognises its share of revenue, expenses, net finance costs and associated income tax expense related to the discontinued operation until the Completion Date.
All income and expense items relating to the Petroleum Discontinued Operation have been removed from the individual line items in the Consolidated Income Statement. The post-tax
loss of the Petroleum Discontinued Operation is presented as a single amount in the line item titled ‘Profit/(loss) after taxation from Discontinued operations’.
Petroleum’s contribution to BHP’s 2022 financial results comprised a US$2.5 billion profit after taxation.
As consideration for the sale of BHP Petroleum, the Group received 914,768,948 newly issued Woodside ordinary shares at Completion Date. On the Completion Date, the Group paid a fully franked in specie dividend in the form of Woodside shares to eligible BHP shareholders. Eligible BHP shareholders received one Woodside share for every 5.5340 BHP shares they held on the Group’s register at the record date of 26 May 2022. As part of completion and in order to reflect the economic effective date, the Group made a net cash payment of US$0.7 billion to Woodside in addition to US$0.4 billion in cash that was left in the BHP Petroleum bank accounts to fund ongoing operations. The total cash transfer of US$1.1 billion reflects the net cash flows generated by BHP Petroleum between 1 July 2021 and Completion Date adjusted for dividends Woodside would have paid on the newly issued Woodside ordinary shares, had the merger completed on 1 July 2021. The net cash completion payment to Woodside is subject to a customary post-completion review, which may result in an adjustment to the amount paid. The merger generated a net gain after tax of US$8.2 billion that has been included in the line item titled ‘Profit/(loss) after taxation from Discontinued operations’ and treated as an exceptional item.
For further information refer to Financial Statements note 27 ‘Discontinued operations’.
Cash flow
The following table provides a summary of the Consolidated Cash Flow Statement contained in Financial Statements 1.4, excluding the impact of foreign currency exchange rate changes on cash and cash equivalents.

Year ended 30 June	2022 US$M	2021 US$M Restated	2020 US$M Restated
Net operating cash flows from Continuing operations	29,285	25,883	14,685
Net operating cash flows from Discontinued operations	2,889	1,351	1,021

Net operating cash flows	32,174	27,234	15,706

Net investing cash flows from Continuing operations	(4,973)	(6,325)	(6,583)
Net investing cash flows from Discontinued operations	(904)	(1,520)	(1,033)
Net cash completion payment on merger of Petroleum with Woodside	(683)	–	–
Cash and cash equivalents disposed on merger of Petroleum with Woodside	(399)	–	–

Net investing cash flows	(6,959)	(7,845)	(7,616)

Net financing cash flows from Continuing operations	(22,734)	(17,884)	(9,713)
Net financing cash flows from Discontinued operations	(33)	(38)	(39)

Net financing cash flows	(22,767)	(17,922)	(9,752)

Net increase/(decrease) in cash and cash equivalents	2,448	1,467	(1,662)

Net increase/(decrease) in cash and cash equivalents from Continuing operations	1,578	1,674	(1,611)
Net increase/(decrease) in cash and cash equivalents from Discontinued operations	1,952	(207)	(51)
Net cash completion payment on merger of Petroleum with Woodside	(683)	–	–
Cash and cash equivalents disposed on merger of Petroleum with Woodside	(399)	–	–

Net operating cash inflows from Continuing operations
of US$29.3 billion increased by US$3.4 billion. This reflects higher net commodity prices, favourable foreign exchange and strong underlying operational performance partially offset by
COVID-19
impacts.

Net investing cash outflows from Continuing operations
of US$5.0 billion decreased by US$1.4 billion. This is primarily due to net proceeds received of US$1.3 billion, including adjustment for working capital, related to the sale of BHP’s 80 per cent interest in BMC to Stanmore Resources Limited completed in the current period.
For more information and a breakdown of capital and exploration expenditure on a commodity basis refer to OFR 10.
Net financing cash outflows from Continuing operations
of US$22.7 billion increased by US$4.9 billion. This increase reflects higher dividends paid to BHP shareholders of US$10.0 billion offset by lower net repayments of interest bearing liabilities of US$5.6 billion mainly due to bond maturity payments and early repayment of hybrid bonds executed in the FY2021 year.
For more information, refer to Financial Statements note 20 ‘Net debt’.
Net cash flows from Discontinued operations
relate to the Group’s Petroleum business that was merged with Woodside on 1 June 2022. For further information, refer to Financial Statements note 27 ‘Discontinued operations’.
Underlying return on capital employed (ROCE)
of 48.7 per cent increased by 16.2 percentage points (FY2021: 32.5 per cent) reflecting the significant increase in profit after taxation excluding net finance costs and exceptional items of US$6.4 billion. The increase is also due to the disposal of the Group’s Petroleum business and BMC reducing average capital employed.
For more information on Assets under Construction refer to Financial Statements note 11 ‘Property, plant and equipment’.
The comparisons for the year ended 30 June 2021 to 30 June 2020 in connection with Financial results, Principal factors that affect Underlying EBITDA and Cash flow have been omitted from this annual report on Form
20-F
and can be found in our annual report on Form
20-F
for the fiscal year ended 30 June 2021, filed on 21 September 2021.
4.4    Debt and sources of liquidity
Our policies on debt and liquidity management have the following objectives:

•	a strong balance sheet through the cycle

•	diversification of funding sources

•	maintain borrowings and excess cash predominantly in US dollars
Interest bearing liabilities, net debt and gearing
At the end of FY2022, Interest bearing liabilities were US$16.4 billion (FY2021: US$21.0 billion) and Cash and cash equivalents were US$17.2 billion (FY2021: US$15.2 billion). This resulted in Net debt
1
of US$0.3 billion, which represented a decrease of US$3.8 billion compared with the net debt position at 30 June 2021. This was primarily due to significant operating cash flows generated from strong coal and copper prices and reliable operating performance which more than offset the payment of record dividends. Gearing, which is the ratio of Net debt to Net debt plus Net assets, was 0.7 per cent at 30 June 2022, compared with 6.9 per cent at 30 June 2021.
During FY2022, gross debt decreased by US$4.6 billion to US$16.4 billion as at 30 June 2022. This decrease includes a US$0.5 billion repayment of 3.25 per cent USD senior notes that matured on 21 November 2021 and US$0.7 billion repayment of 2.875 per cent USD senior notes that matured on 24 February 2022. The reduction also includes US$2.3 billion of favourable foreign exchange and interest rate adjustments, along with US$0.5 billion of coal and Petroleum leases disposed following the coal divestments and merger of Petroleum business with Woodside.
At the subsidiary level, Escondida refinanced US$0.9 billion of long-term debt and borrowed US$0.3 billion in long-term debt.

1
We use
non-IFRS
financial information to reflect our underlying financial performance. For a discussion on the non-IFRS
financial information we use refer to OFR 11. For the definition and method of calculation of non-IFRS
financial information, refer to OFR 11.1. For the composition of net debt refer to Financial Statements note 20 ‘Net debt’.

Funding sources
No new Group-level debt was issued in FY2022 and debt that matured during the year was not refinanced.
Our Group-level borrowing facilities are not subject to financial covenants. Certain specific financing facilities in relation to specific assets are the subject of financial covenants that vary from facility to facility, as is considered normal for such facilities. In addition to the Group’s uncommitted debt issuance programs, we hold the following committed standby facility:

	Facility available 2022 US$M	Drawn 2022 US$M	Undrawn 2022 US$M	Facility available 2021 US$M	Drawn 2021 US$M	Undrawn 2021 US$M
Revolving credit facility 1	5,500	–	5,500	5,500	–	5,500

Total financing facility	5,500	–	5,500	5,500	–	5,500

1
During the year we completed a
one-year
extension of the facility which is now due to mature on 10 October 2026. The committed US$5.5 billion revolving credit facility operates as a back-stop to the Group’s uncommitted commercial paper program. The combined amount drawn under the facility or as commercial paper will not exceed US$5.5 billion. As at 30 June 2022, US$ nil commercial paper was drawn (FY2021: US$ nil), therefore US$5.5 billion of committed facility was available to use (FY2021: US$5.5 billion). A commitment fee is payable on the undrawn balance and interest is payable on any drawn balance comprising a reference rate plus a margin. The agreed margins are typical for a credit facility extended to a company with the Group’s credit rating.

For more information on the maturity profile of our debt obligations and details of our standby and support agreements refer to Financial Statements note 23 ‘Financial risk management’. Information in relation to our material off-balance
sheet arrangements, principally contingent liabilities, commitments for capital expenditure and commitments under leases at 30 June 2022 is provided in Financial Statements note 11 ‘Property, plant and equipment’, Financial Statements note 21 ‘Leases’ and Financial Statements note 32 ‘Contingent liabilities’, respectively.
In our opinion, working capital is sufficient for our present requirements. Our Moody’s credit rating has remained at
A2/P-1
outlook stable (long-term/short-term) throughout FY2022 and Moody’s affirmed its credit rating on 2 June 2022. Our Standard & Poor’s credit rating changed from
A/A-1
outlook stable (long-term/short-term) to
A/A-1
CreditWatch negative (long-term/short-term) on 23 August 2021, following the announcement of the proposed merger of our Petroleum business with Woodside. Upon completion of the merger, on 1 June 2022 Standard & Poor’s lowered the Group’s long-term credit rating by one notch and removed the credit rating from CreditWatch, and confirmed a credit rating of
A-/A-1
outlook stable (long-term/short-term). Credit ratings are forward-looking opinions on credit risk. Moody’s and Standard & Poor’s credit ratings express the opinion of each agency on the ability and willingness of BHP to meet its financial obligations in full and on time. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by an assigning rating agency. Any credit rating should be evaluated independently of any other information.

The following table expands on the net debt, to provide more information on the cash and non-cash
movements in FY2022.

Year ended 30 June	2022 US$M		2021 US$M
Net debt at the beginning of the financial year		(4,121)		(12,044)

Net operating cash flows	32,174		27,234
Net investing cash flows	(6,959)		(7,845)

Free cash flow – Total operations		25,215		19,389

Carrying value of interest bearing liability net repayments	2,227		7,433
Net settlements of interest bearing liabilities and debt related instruments	(2,474)		(7,424)
Dividends paid	(17,851)		(7,901)
Dividends paid to non-controlling interests	(2,540)		(2,127)
Other financing activities 1	(149)		(234)

Other cash movements		(20,787)		(10,253)

Fair value adjustment on debt (including debt related instruments) 2	5		58
Foreign exchange impacts on cash (including cash management related instruments)	27		(1)
Lease additions	(736)		(1,079)
Divestment and demerger of subsidiaries and operations	492		–
Others	(428)		(191)

Non-cash movements		(640)		(1,213)

Net debt at the end of the financial year		(333)		(4,121)

1	Other financing activities mainly comprises purchases of shares by Employee Share Option Plan trusts of US$149 million (FY2021: US$234 million).

2
The Group hedges against the volatility in both exchange and interest rates on debt, and also exchange on cash, with associated movements in derivatives reported in Other financial assets/liabilities as effective hedged derivatives (cross currency and interest rate swaps), in accordance with accounting standards. For more information refer to Financial Statements note 23 ‘Financial risk management’.

Dividends
Our dividend policy provides for a minimum 50 per cent payout of Underlying attributable profit (Continuing operations) at every reporting period. The minimum dividend payment for the second half of FY2022 was US$1.15 per share. The Board determined to pay an additional amount of US$0.60 per share, taking the final dividend to US$1.75 per share (US$8.9 billion). In total, cash dividends of US$16.4 billion (US$3.25 per share) have been determined for FY2022. These returns are covered by total free cash flow of US$25.2 billion in FY2022.
In addition, an in specie dividend of US$19.6 billion (US$3.86 per share) was determined in FY2022, distributing the Woodside shares received as consideration for the sale of BHP Petroleum. The total dividends determined in FY2022, both cash and in specie, was US$36.0 billion (US$7.11 per share).
The comparison for the year ended 30 June 2021 to 30 June 2020 has been omitted from this annual report on Form
20-F
and can be found in our annual report on Form
20-F
for the fiscal year ended 30 June 2021, filed on 21 September 2021.

5    Our assets
5.1    Minerals Australia
Minerals Australia includes operated assets in Western Australia, Queensland, New South Wales and South Australia, focused on iron ore, metallurgical coal, copper, nickel and energy coal. The commodities produced by our Minerals Australia assets are transported by rail and road to port and exported to our global customers.
Iron Ore

Western Australia Iron Ore
Overview
Western Australia Iron Ore (WAIO) is an integrated system of four processing hubs and five open-cut
operational mines in the Pilbara region of northern Western Australia, connected by more than 1,000 kilometres of rail infrastructure and port facilities.
WAIO’s Pilbara reserve base is relatively concentrated, allowing development through integrated mining hubs connected to the mines and satellite orebodies by conveyors or spur lines. This approach seeks to maximise the value of installed infrastructure by using the same processing plant and rail infrastructure for several orebodies.
Ore is crushed, beneficiated (where necessary) and blended at the processing hubs – Mt Newman operations (which has our beneficiation plant), Yandi, Mining Area C and Jimblebar – to create lump and fines products that are transported along the Port Hedland – Mt Newman rail line to the Finucane Island and Nelson Point port facilities at Port Hedland.
There are four main WAIO joint ventures (JVs): Mt Newman, Yandi, Mt Goldsworthy (which includes the new South Flank mining area) and Jimblebar. BHP’s interest in each is 85 per cent, with Mitsui and ITOCHU owning the remaining 15 per cent. The joint ventures are unincorporated, except Jimblebar.
BHP, Mitsui, ITOCHU and POSCO are also participants in the POSMAC JV. BHP’s interest in POSMAC is 65 per cent. The ore from the POSMAC JV is sold to the main joint ventures.
All ore is transported on the Mt Newman JV and Mt Goldsworthy JV rail lines. The Nelson Point port facility is owned by the Mt Newman JV and the Finucane Island facility is owned by the Mt Goldsworthy JV. On 7 September 2021, BHP received regulatory approval to increase its export capacity at WAIO’s Port Hedland operations up to 330 million tonnes per annum (Mtpa) (100 per cent basis) subject to the outcomes of a standard appeals process. We are assessing 330 Mtpa expansion alternatives.
Our near-term focus remains on sustainable production of 290 Mtpa of iron ore in the short term. Successful tie-in
of capital projects, including the port debottlenecking project, is expected to enable growth in excess of 300 Mtpa in the medium term.

Key developments in FY2022
WAIO’s production of 249 million tonnes (Mt) or 283 Mt on a 100 per cent basis was in line with the prior period, primarily reflecting continued strong supply chain performance and favourable weather compared to the prior period, offset by the impacts of temporary labour constraints relating to
COVID-19
and planned major maintenance including the Jimblebar train load out and car dumper one. Our preventative maintenance programs continue to underpin the strength of the WAIO supply chain, delivering increased car dumper, reclaimer and ship loader availability year-on-year
and enabling record sales volumes of 284 Mt (100 per cent basis).
South Flank ramp up to full production capacity of 80 Mtpa (100 per cent basis) is ahead of schedule with an average rate of 67 Mtpa achieved in the June 2022 quarter contributing to record production from the Mining Area C hub and record lump sales in FY2022. Yandi continues its end-of-life
ramp-down as South Flank continues to ramp up. Yandi is expected to provide supply chain flexibility with a lower level of production to continue for a few years.
Testing of two new automated shiploaders has commenced at our Port Hedland operations. This project is utilising 3D laser technology, which is expected to support the full automation of WAIO’s eight shiploaders by CY2023. Together with planned autonomous haulage rollouts at both South Flank and Newman West, these initiatives are expected to deliver significant safety, production and cost improvements as well as new job and development opportunities for our people.
Copper

Olympic Dam
Overview
Located in South Australia, Olympic Dam (BHP ownership: 100 per cent) is one of the world’s most significant deposits of copper, gold, silver and uranium. It comprises underground and surface operations and is a fully integrated processing facility from ore to metal.
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

Key developments in FY2022
Olympic Dam copper production decreased by 33 per cent to 138 kilotonnes (kt) primarily as a result of a major smelter maintenance campaign (SCM21) completed in January 2022 which was delayed due to
COVID-19
impacts on the availability of the workforce. Near-record production in the June 2022 quarter followed the successful ramp up of the smelter to full capacity in April 2022. Average copper grade of 2.14 per cent was achieved in FY2022 as the majority of material mined is from the Southern Mine Area, investment in which over the past few years enabled strong underground mine performance and a stable ore blend to be delivered to the processing plant. The maintenance campaign included the rebuild of the flash furnace and its ancillary equipment, and refurbishment of the acid plant, which has resulted in significant plant improvements. Short-term focus is on delivering operational stability and improved production performance, through debottlenecking existing facilities.
In February 2022, to support future secure and sustainable water sources for regional South Australia, Olympic Dam entered a Memorandum of Understanding with the South Australian Government, SA Water and OZ Minerals to progress a business case to examine the building of a desalination plant and pipeline. Olympic Dam has also entered into a renewable energy supply arrangement to enable the asset to draw energy supplies from a solar-wind hybrid plant to reduce the Scope 2 greenhouse gas emissions from its electricity consumption by 2025. In FY2022, Olympic Dam became the first Australian copper mine to be awarded the Copper Mark, an international accreditation that recognises responsible production practice.
The Oak Dam exploration program is continuing next stage resource definition drilling with six drill rigs now active on site, an increase from two drill rigs previously, after commencing the program in May 2021. This program is focused on resource definition and potential development pathways.
Coal

BHP Mitsubishi Alliance
Overview
BHP Mitsubishi Alliance (BMA) (BHP ownership: 50 per cent) operates seven metallurgical coal mines – Goonyella Riverside, Broadmeadow, Daunia, Peak Downs, Saraji, Blackwater and Caval Ridge in the Bowen Basin, Queensland. With the exception of the Broadmeadow underground longwall operation, BMA’s mines are open cut. A small proportion of BMA’s production is sold as energy coal. BMA has access to infrastructure, including a modern, multi-user rail network and owns and operates its own coal-loading terminal at Hay Point, near Mackay. BMA has contracted capacity at two other multi-user port facilities – the Port of Gladstone (RG Tanna Coal Terminal) and Dalrymple Bay Coal Terminal (DBCT). Following BHP’s divestment of BHP Mitsui Coal Pty Ltd (BMC), BMA no longer has contracted access to BMC’s port allocations at DBCT and North Queensland Export Terminal (NQXT).

Key developments in FY2022
BMA production decreased by 9 per cent to 29 Mt or 58 Mt on a 100 per cent basis. Significant wet weather impacts across most BMA operations and labour constraints, including
COVID-19
related absences, which impacted stripping and mine productivity, more than offset record production at the Broadmeadow mine.
Following the automation of Daunia’s truck fleet in November 2021, the automation of Goonyella’s pre-strip
truck fleet was completed in March 2022 with the Goonyella coal truck fleet expected to be fully autonomous by the end of December 2022.
During the year, BMA commenced a project for the fabrication and installation of a new berth superstructure and shiploader at Hay Point Coal Terminal, with a focus on improving the facility’s operational resilience to withstand significant weather events and increasing its throughput capacity.
In response to regular wet weather events, BMA is continuing to implement a range of wet weather mitigation measures which are aimed at improving the ability to operate in adverse weather conditions. These measures include using drone mapping and rain on grid modelling to manage surface water flows to less impactful areas, improved road preparation and the use of nitrogen filled tyres to enable operation in lightning conditions.
Following the announcement of the change to the Queensland royalty regime from 1 July 2022, we will assess the impact on BMA economic reserves and mine lives, as well as the impact on production, jobs and the communities of Central Queensland. This further cost pressure is expected to discourage investment, operational growth, job creation and local business spending across the state.
New South Wales Energy Coal
Overview
New South Wales Energy Coal (NSWEC) (BHP ownership: 100 per cent) comprises the Mt Arthur Coal open-cut
energy coal mine in the Hunter Valley. It has access to infrastructure in the Hunter Region, including a multi-user rail network and coal loading terminal access at the Port of Newcastle through Newcastle Coal Infrastructure Group (BHP ownership: 28 per cent) and Port Waratah Coal Services.
Key developments in FY2022
NSWEC production decreased by 4 per cent to 14 Mt primarily reflecting lower volumes due to an increased proportion of washed coal to capitalise on higher margins for higher quality coals,
COVID-19
related labour constraints which impacted stripping performance and mine productivity and wet weather. Higher-quality coals made up almost 90 per cent of sales compared to approximately 60 per cent of sales in the prior year, generating a price premium of nearly 150 per cent between high-quality and lower-quality coals in FY2022.
On 16 June 2022, we announced that we will retain NSWEC in our portfolio, seek the relevant approvals to continue mining beyond its current mining consent that expires in CY2026 and proceed with a managed process to cease mining at the asset by the end of FY2030. A review was announced in August 2020 and a trade sale process for NSWEC was conducted, however the process did not result in a viable offer. Our assessment of the resource economics, geotechnical profile and future investment requirements led us to determine that continued mining in the near term and moving to closure in FY2030 provides the optimal financial outcome when compared to alternate options. Continuation of mining to the end of FY2030 is expected to afford eight years to work with our people, state and federal governments and local communities in the Hunter Valley region on an equitable transition approach that supports long-term community sustainability.
BHP Mitsui Coal divestment
On 3 May 2022, we completed the divestment of our 80 per cent interest in BMC, a metallurgical coal joint venture in Queensland operated by BMC, to Stanmore Resources Limited. Stanmore Resources paid US$1.1 billion cash consideration at completion plus a preliminary completion adjustment of approximately US$200 million for working capital. The sum of US$100 million cash remains payable to BHP on 3 November 2022, with potential for an additional amount of up to US$150 million in a price-linked earnout payable to BHP in CY2024. The total cash consideration for the transaction is up to US$1.35 billion plus the final completion adjustment amount.

Nickel

Nickel West
Overview
Nickel West (BHP ownership: 100 per cent) is a fully integrated nickel business located in Western Australia, with three streams of concentrate. It comprises open-cut
and underground mines, concentrators, a smelter and refinery. Nickel West owns the majority of tenements of known resource in the Agnew-Wiluna basin in Western Australia.
Disseminated sulphide ore is mined at the Mt Keith
open-pit
operation and Mt Keith Satellite mine (Yakabindie) and crushed and processed onsite to produce nickel concentrate. Nickel sulphide ore is mined at the Cliffs and Leinster underground mines and processed through a concentrator and dryer at Leinster. A concentrator plant in Kambalda processes ore and concentrate purchased from third parties.
The three streams feed the Kalgoorlie nickel smelter, which uses a flash furnace to produce nickel matte. The Kwinana nickel refinery then turns this into nickel powder, briquettes and nickel sulphate.
Key developments in FY2022
Nickel West production decreased by 14 per cent to 77 kt primarily due to the significant impacts of
COVID-19
related labour absences and workforce shortages, and unplanned downtime at the oxygen plant leading to a
15-day
smelter outage in the June 2022 quarter.
The nickel sulphate plant at the Kwinana nickel refinery has been commissioned, with first saleable production achieved in the December 2021 quarter. The plant is expected to produce approximately 100 kilotonnes per annum (ktpa) of nickel sulphate for the lithium-ion
battery industry.
Leinster B11, BHP’s first block cave, continues development whilst producing. Ore is being hoisted to the Leinster concentrator and the undercut and drawbell development essential to this mining method are expected to be complete in CY2023.
Nickel West expanded its commitment to sourcing renewable energy through the execution of power purchase agreements for 100 per cent output of the 75MW Flat Rocks Wind Farm and for 50 per cent of the 100MW Merredin Solar Farm. The combined output from these two renewable farms is expected to generate the equivalent of greater than 100 per cent of the current power requirements of Nickel West’s Kalgoorlie nickel smelter, Kambalda nickel concentrator and Kwinana nickel refinery from CY2024.
TransAlta has begun construction at the Northern Goldfields Solar Project, a large-scale, off-grid
mining solar and battery energy storage systems, to help power Nickel West’s Mt Keith and Leinster operations. The solar project, due to be commissioned in early 2023, is expected to reduce Scope 2 emissions by 12 per cent at these operations.

5.2    Minerals Americas
The Minerals Americas asset group includes projects, operated assets and non-operated
joint ventures in Canada, Chile, Peru, the United States and Brazil.
Our operated copper assets in the Americas, Escondida and Pampa Norte, are open-cut
mines that produce copper concentrate and copper cathodes. The non-operated
assets in the Minerals Americas portfolio are
open-cut
mines that produce copper (Antamina) and iron ore (Samarco). We have a 45 per cent interest in the Resolution copper project in the United States and a 100 per cent interest in the Jansen Potash Project in Canada. The commodities produced by our Minerals Americas assets are transported to port by pipeline, rail or road and exported to customers around the world.
Copper

Escondida
Overview
Escondida (BHP ownership: 57.5 per cent) is a leading producer of copper concentrate, with by-products
including gold and silver, and cathodes located in the Atacama Desert in northern Chile.
Escondida’s two pits feed three concentrator plants, as well as two leaching operations (oxide and sulphide).
Key developments in FY2022
Escondida copper production decreased by 6 per cent to 1,004 kt primarily due to higher than expected concentrator feed grade decline of 4 per cent, public road blockades affecting access to site for both workers and supplies, and the impact of a reduced operational workforce from
COVID-19.
Despite these challenges, Escondida achieved record material mined for the 2022 financial year and near record concentrator throughput of 367 ktpd.
Pampa Norte
Overview
Pampa Norte (BHP ownership: 100 per cent) consists of two assets in the Atacama Desert in northern Chile – Spence and Cerro Colorado.
Spence produces copper cathodes and copper concentrate, with by-products
including gold, silver and molybdenum.
Cerro Colorado produces copper cathodes. Its current environmental licence expires at the end of CY2023.
Key developments in FY2022
Pampa Norte copper production increased by 29 per cent to 281 kt reflecting the ramp up of the Spence Growth Option, partially offset by the impact of lower cathode production as a result of a 14 per cent decline in Pampa Norte stacking feed grade. The molybdenum plant at Spence produced and sold its first batch of molybdenum concentrate during Q4 FY2022. During May 2022, the new copper concentrator in Spence was inaugurated. The concentrator operates on desalinated seawater and is powered from renewable sources, and will allow the operation to be extended by 50 years.

Potash

Jansen Potash Project
Overview
The Jansen Potash Project (BHP ownership: 100 per cent) is located about 140 kilometres east of Saskatoon, Canada.
Jansen’s large resource provides the opportunity to develop the project in stages, with Jansen Stage 1 (Jansen S1) expected to produce approximately 4.35 Mt of potash per annum on completion in CY2027 and sequenced brownfield expansions of up to 12 Mtpa (approximately 4 Mtpa per stage).
BHP holds mineral leases covering around 9,600 square kilometres in the Saskatchewan potash basin.
Key developments in FY2022
Excavation and lining of the production and service shafts was completed in June 2022.
On 17 August 2021, BHP approved US$5.7 billion (C$7.5 billion) in capital expenditure for Jansen S1. Jansen S1 includes the design, engineering and construction of an underground potash mine and surface infrastructure, including a processing facility, a product storage building and rail infrastructure. Jansen S1 product is intended to be shipped to export markets through Westshore in Delta, British Columbia. The project includes funding for the required port and rail infrastructure. First ore is targeted in CY2027, with construction expected to take approximately six years, followed by a ramp-up
period of two years.
Opportunities to bring forward Jansen S1 continue to be assessed. In addition to Jansen S1, study of Jansen Stage 2 (Jansen S2) has commenced.

Non-operated
minerals joint ventures
Copper

Antamina
Overview
Antamina (BHP ownership: 33.75 per cent) is a large,
low-cost
copper and zinc mine in north central Peru with
by-products,
including molybdenum and silver. Antamina is operated independently by Compañía Minera Antamina S.A.
Key developments in FY2022
Antamina copper production increased by 4 per cent to 150 kt (BHP share) reflecting higher copper head grades. Zinc production decreased by 15 per cent to 123 kt (BHP share) reflecting lower zinc head grades.
In April 2022, Antamina submitted to Peruvian authorities a Modification of the Environmental Impact Assessment to sustain mine life from 2028 to 2036 entirely within Antamina’s current operational area.
Resolution Copper

Overview
Resolution Copper (BHP ownership: 45 per cent), located in the US state of Arizona, is operated by Rio Tinto (55 per cent ownership interest). Resolution Copper is one of the largest undeveloped copper projects in the world and has the potential to become one of the largest copper producers in North America. The Resolution Copper deposit lies more than 1,600 metres beneath the surface.
Key developments in FY2022
During FY2022, Resolution continued the engineering and permitting phase of the project. The project is subject to a federal permitting process led by the US Forest Service. The US Forest Service published a Final Environmental Impact Statement in January 2021, which was rescinded in March 2022 for the stated purpose of conducting additional analysis and consultation with Native American tribes. The project team has been cooperating with the US Forest Service as it completes this additional review. During this time, Resolution has sought to deepen its engagement and relationships with local communities and Native American tribes.
Iron Ore

Samarco
Overview
Samarco (BHP ownership: 50 per cent) comprises a mine and three concentrators located in the Brazilian state of Minas Gerais, and four pellet plants and a port located in Anchieta in the state of Espírito Santo. Three
400-kilometre
pipelines connect the mine site to the pelletising facilities. Samarco is operated independently by Samarco Mineração S.A. Samarco’s main product is iron ore pellets. Pellets are independently marketed by Samarco and sold to customers around the world.
Key developments in FY2022
Samarco produced 4 million tonnes of pellets and ore fines in FY2022 (BHP Share), operating at 26 per cent of its total 26 Mtpa production capacity following the resumption of operations in December 2020. Studies to increase production to 100 per cent by FY2029 are progressing.
The progressive decharacterisation of Samarco’s upstream tailings dam structures is on track and planned to be completed by FY2029. These structures have been certified by independent third parties as stable, are following local stability and monitoring requirements, and have not received tailings since 2015.
Broader studies to unlock solutions for Samarco to operate without tailings dams beyond FY2030 are continuing.
For more information on the Fundão dam failure and the response refer to OFR 8.

5.3    Commercial
BHP’s Commercial function seeks to maximise commercial and social value while minimising costs across the end-to-end
supply chain.
The function is organised around the following core activities in our value chain, supported by credit and market risk management and strategy and planning activities.
Sales and Marketing
Sales and Marketing connects BHP’s resources to market through commercial expertise, sales and operations planning, customer insights and proactive risk management. It presents a single face to markets across multiple assets, with a view to realising maximum value for our products and supporting sustainability initiatives in our downstream supply chain.
Maritime and Supply Chain Excellence
Maritime and Supply Chain Excellence manages BHP’s enterprise-wide maritime transportation strategy and the chartering of ocean freight to meet BHP’s inbound and outbound transportation needs. It focuses on supply chain excellence and sourcing cost-efficient marine freight in addition to partnering within the maritime ecosystem to reduce the GHG emissions intensity of
BHP-chartered
shipping of our products. It also seeks to manage supply chain risk by vetting the safety performance of the ships loading BHP cargo.
Procurement
Our global Procurement team connects asset teams and suppliers to procure the goods and services used by our projects, operated assets and functions globally. Procurement partners with our suppliers to optimise equipment performance, reduce operating costs, optimise working capital and generate social value. Through innovation, we work with suppliers to reduce the GHG emissions intensity of inbound goods and services and the operational GHG emissions of our operated assets. Procurement manages supply chain risk, fosters supplier innovation and develops sustainable relationships with global suppliers and local businesses in the communities where we operate.
Warehousing, Inventory, Logistics and Property
Warehousing, Inventory, Logistics and Property designs and operates our inbound supply chain networks for the delivery and warehousing of spare parts, operating supplies and consumables, and designs and operates our office workspaces globally.
Market Analysis and Economics
Our Market Analysis and Economics team develops BHP’s proprietary view on the outlook for commodity demand and prices, as well as our input costs, the world economy, climate change and financial markets. The team works with our Procurement, Maritime and Supply Chain Excellence, and Sales and Marketing
sub-functions
to help optimise
end-to-end
commercial value, and with the Portfolio Strategy and Development and External Affairs functions to identify and respond to long-run
strategic changes in our operating environment.
Global Business Services
Global Business Services unites shared services and repeatable process activity across the Group into a single operation. Commencing operation in FY2022 with the BHP Operating System and with process transformation capabilities at its core, it has the mandate to aggregate, operate and improve end–to-end
processes on behalf of assets and functions to drive operational excellence.

6    People and culture
Our employees and contractors, around 80,000 globally, are the foundation of our business. We aim to attract, recruit, empower and retain the best people.
To enable our people to perform at their best, safety is our highest priority and we invest in technology and innovative and effective ways to manage risk, streamline processes and improve productivity. We offer competitive remuneration and invest in development programs to build capability and improve performance.
Developing our capabilities and an enabled culture
To drive continuous improvement, we respect people’s differences and encourage self-accountability, a hunger to learn and a commercial mindset.
One of the ways we seek to achieve this is by applying the BHP Operating System (BOS) practices to help build leader capability. BOS is a way of leading and working that focuses on the safety of our people, value for our customers, setting clear goals and measuring progress and a mindset of zero waste. In FY2022, we continued to train our leaders through BOS learning academies to improve operational capability and culture, with more than 3,000 people leaders participating.
Three times a year we ask our employees and contractors about their experiences working with BHP via a short Engagement and Perception Survey. After each survey, our team leaders assess what is working well, what they can learn from others and take action to address improvement areas. Despite significant absences and workplace disruptions caused by
COVID-19,
we maintained a high response rate of 82 per cent of employees in March 2022 (81 per cent in February 2021) and achieved a strong engagement score of 82 per cent favourable (84 per cent in February 2021). In particular, 80 per cent of our employees and 88 per cent of our contractors (from 7,932 responses) would recommend BHP as a great place to work, which places us in the top third of global organisations as benchmarked by Qualtrics.
In FY2022, we transformed our approach to developing frontline leadership with the launch of BHP Leadership Programs for supervisors, superintendents and managers. Through a combination of assessment, workshops, experiences and coaching, the suite of programs is designed to identify and develop leaders and prepare them to take on greater responsibility. We anticipate more than 1,000 leaders each year will develop their ability through these programs to lead inclusively, ethically and through complexity as they play their critical role to deliver continuous improvement.
Our Operations Services business unit provides maintenance and production services across our Minerals Australia assets. It employs people on a permanent basis and supports skills building through a structured coaching and in-field
training program designed to enable our workforce to deliver consistent equipment operation and maintenance that balances safety, maximum productivity and equipment reliability. Operations Services had more than 3,500 employees as at 30 June 2022 and is expected to continue to grow.
To help bolster Australia’s skills base and create new career pathways into the mining sector, the BHP FutureFit Academy located in Perth, Western Australia and Mackay, Queensland provides a pathway to join Minerals Australia through an accredited maintenance and production traineeship or a trade apprenticeship. Once trained and qualified, employees move to one of our Australian operations. The FutureFit Academy training includes the skills required for an increasingly technological and digitised world and focuses on our safety, respectful behaviour, culture and productive ways of working. This helps FutureFit graduates to be ‘BHP site ready’ when they graduate. In FY2022, the FutureFit Academy trained more than 417 apprentices and trainees, with 175 graduating. In FY2023, the FutureFit Academy is expanding the program to include Western Australia Iron Ore (WAIO) and Nickel West. New curricula will be offered, including belt splicing, electrical and auto electrical. The belt splicing program will commence at Newman in August 2022. For more information on BHP’s FutureFit Academy, see our case study at bhp.com/people.
In Minerals Americas, the focus has been on implementing an integrated approach to capability building through defining frameworks and programs for workforce upskilling and reskilling as we transition into autonomous operations at our operated assets. Early career programs (for graduates and trainees in roles such as operators, maintainers, supervisors and engineers) are also a key area to build a sustainable base of diverse talent with the required capabilities. We will also continue building partnerships with training and learning institutions to develop those identified capabilities for the future.
The talent market is dynamic and increasingly competitive. We continue to work on our attraction and retention strategies through strategic workforce planning, talent acquisition, inclusion and diversity, internal talent management, employee mobility and our total value proposition. We believe we are strongly and competitively placed in the market and regularly review our positioning and total reward strategies, with culture being our competitive edge. We have deployed new proactive recruitment methods, including recruitment marketing and talent pooling, strategies for securing critical skills and made improvements to our recruitment processes to increase speed while maintaining our focus on the suitability of candidates.

Inclusion and diversity
We believe that an inclusive and diverse workforce promotes safety, productivity and wellbeing, and underpins our ability to attract and retain employees. Our systems, processes and practices are designed to support fair treatment for our people. Our Inclusion and Diversity Position Statement confirms our vision, commitment and contributions to inclusion and diversity. We have further work to do to achieve this goal.
Our strategy is to focus on attracting and retaining a workforce that is truly representative of society. We intend to do this by addressing the barriers and impacts of bias and racism experienced by people within underrepresented groups by listening to their experience combined with insights from our engagement surveys and the recently deployed self-identification survey, ‘Tell Us About You’. So far, around 10,000 people have confidentially shared with us information about themselves (a 22 per cent response rate), which is a good starting point and we expect to see participation grow over time. Our intention is to contrast this data with national/regional census data over time to measure how diverse we are against the general population.
To help mitigate gender pay disparities, we have taken steps to reduce potential bias in remuneration at the time of recruitment and we conduct an annual gender pay review, the results of which are reported to the BHP Remuneration Committee.
Respect is one of our values under
Our Charter
and is fundamental to building stronger teams and being an inclusive and diverse workplace. For some people, this has not been their experience of working at BHP and we are determined to address this.
For information on our approach to addressing workplace sexual harassment refer to OFR 7.5.
Our ambition to achieve a more diverse and inclusive workplace is focused on four areas:

•	embedding flexibility into the way we work

•	encouraging and working with our supply chain partners to support our commitment to inclusion and diversity

•	uncovering and taking steps to mitigate potential bias in our systems, policies and processes, and in behaviours through the Respectful Behaviour campaign

•	ensuring our workplaces are safe for and attractive to a diverse range of people
Gender balance
1
In CY2016, we announced our aspiration to achieve gender balance within our employee workforce globally by the end of FY2025, which we define as a minimum 40 per cent women and 40 per cent men in line with the definitions used by entities such as the International Labour Organisation and HESTA.
We increased the representation of women working at BHP in FY2022 by 2.5 percentage points, with almost 8,000 more female employees at the end of the year than in 2016. At 30 June 2022, women represented 32.3 per cent of our employee workforce, up from 17.6 per cent when we set our aspirational goal. We are confident of achieving gender balance by the end of FY2025.
The percentage of employees newly hired to work for BHP in FY2022 was 52.7 per cent male and 47.3 per cent female. This is a marked increase on our baseline for our aspirational goal, which was 10.4 per cent female hired in FY2015.
We also improved our representation of women in leadership by 2.7 percentage points compared to FY2021, with 27.9 per cent female people leaders at the end of FY2022.
To further accelerate female representation in FY2022, we:

•	continued market mapping to proactively target people or groups of people not actively looking to work for BHP or our industry

•	implemented a ‘Tell Us About You’ survey, our first self-identification survey to measure the rich diversity of our workforce

•	integrated inclusive leadership capabilities at all levels of our leadership learning curriculum

•	embedded the Ways of Working Framework to guide employees and leaders to ‘Work where you get great outcomes’

•
launched Phase 3 of the Respectful Behaviour campaign to reinforce our zero tolerance of sexual harassment, racism and bullying including global ‘Stop for Safety’ sessions for all employees and contractors

1
Based on a
‘point-in-time’
snapshot of employees as at 30 June 2022, including employees on extended absence, as used in internal management reporting for the purposes of monitoring progress against our goals. This does not include contractors. People leaders are defined as employees with one or more direct report.

The table below shows the gender composition of our employees, senior leaders and the Board over the last three financial years
1,2

	2022	2021	2020
Female employees	12,674	11,868	9,961
Male employees	26,536	27,953	27,557
Female people leaders	1,695	1,439	1,157
Male people leaders	4,380	4,276	4,002
Female Executive Leadership Team members	5	5	4
Male Executive Leadership Team members	5	5	6
Female Board members	4	4	3
Male Board members	8	8	9

1
Based on a
‘point-in-time’
snapshot of employees as at 30 June 2022, as used in internal management reporting for the purposes of monitoring progress against our goals. In FY2021 and FY2022 this includes employees on extended absence, 660 at 30 June 2021 and 948 in 2022, who previously not included in the active headcount.

2
For FY2022, this does not include employees who left BHP via the merger of BHP Petroleum and Woodside (approximately 1,000 employees) or the sale of BHP Mitsui Coal to Stanmore Resources (approximately 500 employees).

Indigenous employment
Indigenous peoples are critical partners of BHP’s operations around the world. We recognise, as part of our Global Indigenous Peoples Strategy, that we can contribute to the economic empowerment of Indigenous peoples through providing opportunities for employment, training, procurement and by supporting Indigenous enterprises.
We have set targets to increase Indigenous employment in our Minerals Australia operations, Minerals Americas operations in Chile and our Jansen Potash Project and operations in Canada.
For information on our 2030 goals related to Indigenous partnerships refer to OFR 7.13.
Indigenous employee representation
1

Location	Period	Target (%)	30 June 2022 (%)
Minerals America operations employees in Chile	By the end of FY2026	10.0	8.7
Minerals Australia operations employees in Australia 2	By the end of FY2025	8.0	8.3
Jansen Potash Project and operation employees in Canada 3	By the end of FY2027	20.0	7.2

1	Point in time data at 30 June 2022.

2
Indigenous employee representation overall in Australia as at 30 June 2022 was 7.4 per cent including Minerals Australia operations, 8.3 per cent Indigenous, and non-operational
locations, 2.5 per cent Indigenous.

3	Indigenous workforce representation at Potash Jansen Project and operations of 20.7 per cent includes employees, 7.2 per cent Indigenous, and contractors, 23.8 per cent Indigenous.
In our Minerals Australia operations, we have achieved the Australian Indigenous employment target of 8 per cent ahead of schedule (8.3 per cent of employees at 30 June 2022) through significant effort with targeted Indigenous recruitment campaigns, a tailored application process focused on the cultural needs of applicants and BHP’s commitment to the regional communities where we operate. A key focus in Australia now is the retention and development of our Indigenous workforce. New targets have been set and engagement strategies are being developed as part of BHP’s next Minerals Australia Reconciliation Action Plan.
From FY2023 the targets for Indigenous employee representation are 9.7 per cent by the end of FY2027 in our Minerals Australia operations, 10 per cent by the end of FY2025 in our Minerals Americas operations in Chile and 20 per cent by the end of FY2026 in our Jansen Potash Project and operations in Canada.

LGBT+ inclusion
Our LGBT+ ally employee inclusion group, Jasper, established in 2017, is a natural extension of our inclusion and diversity aspirations and reflects our value of Respect under
Our Charter
.
Its membership base grew to around 2,000 in FY2022, with eight regional chapters globally.
In FY2022, we continued to close gaps for LGBT+ inclusion, such as releasing guidelines and implementing support for transgender and gender diverse recruitment, and updated our parental leave policy to be more inclusive by making language more gender neutral and ensuring it applies to birth, long-term guardianship and adoption aligned to changes in Australia.
Flexible working
Our flexible working has evolved throughout the
COVID-19
pandemic and we have embedded a hybrid working model for employees in non-operational
roles, allowing office and home-based working arrangements, while requiring 30 to 50 per cent of work to be based in the office, depending on the nature of work.
We understand many site-based employees are in roles that cannot be performed remotely. We continue to seek to provide flexible working through lifestyle-friendly rosters with some sites within WAIO moving away from two weeks on (seven days, seven nights)/one week off rosters to eight days on (day shift)/six days off then seven days on (night shift)/seven days off rosters. Part-time and job-share
arrangements have increased including at senior levels.
Employee relations
Our four key focus areas for employee relations are:

•	creating relations with our workforce based on a culture of trust and cooperation

•	negotiating where there are requirements to collectively bargain (and recognising the rights of our workforce to collectively bargain)

•	closing out agreements with our workforce in South America and Australia, with no lost time due to industrial action, to the extent possible

•	ensuring we comply with legal obligations and regional labour regulations
In Australia, we are monitoring potential industrial relations legislative reform after the Government indicated an intention to introduce draft legislation during CY2022 that could have a material impact on our cost of labour and industrial landscape and negatively impact productivity.
Minerals Australia participated in five collective bargaining processes during FY2022:

•	BHP Iron Ore Pty Ltd commenced bargaining in January 2022 for the BHPIO Locomotive Drivers Agreement 2022, which is ongoing.

•	OS MCAP Pty Ltd recommenced bargaining in December 2022 for the Operations Services Production Agreement 2018, which is ongoing.

•	OS ACPM Pty Ltd recommenced bargaining in December 2022 for the Operations Services Maintenance Agreement 2018, which is ongoing.

•	BHP Coal Pty Ltd commenced bargaining in February 2021 for the BMA Enterprise Agreement 2021, which is ongoing.

•	BM Alliance Coal Operations Pty Ltd commenced bargaining in June 2022 for the BMACO Broadmeadow Mine Agreement 2022, which is ongoing.

Minerals Americas participated in two collective bargaining processes during FY2022:

•	Escondida: O&M union N°1 of 2,333 employees signed in August 2021 for 36 months.

•	Cerro Colorado: O&M union N°1 of 705 employees signed in September 2021 for 36 months.
Negotiations to renew the collective agreements with BHP Chile’s Specialists & Supervisors Union (150 employees) and Escondida’s Intermel Union (140 employees) are expected to be completed in FY2023.
There were no legal industrial actions or strikes at Minerals Americas operated assets, Minerals Australia operated assets or our Jansen Potash Project and operations in Canada in FY2022.
Impacts and challenges from
COVID-19
related to our people
The rising numbers of
COVID-19
cases and measures taken by governments within Australia and Chile to control its spread in FY2022 resulted in continued changes to working patterns for our employees and contractors and unplanned absences. As a result of the
COVID-19
restrictions, we implemented controls across our business to reduce the number of workers required onsite and manage planned and unplanned absences, such as temporary remote working arrangements, increased health and safety requirements, asset-based vaccination campaigns, self-testing and office-testing campaigns and hybrid working. In Australia we also introduced vaccination against
COVID-19
as a site access requirement after consultation with employees and unions. In Canada, all employees are required to remain fully vaccinated against
COVID-19
to perform work at site including a third booster shot.
With state border closures restricting the mobilisation of employees and contractors to our operating sites in Australia at times during FY2022, changes to rosters and hours of work were made to ensure operational requirements for essential work were met. There has also been a further extension of flexible work options for employees and contractors in Australia in response to government-imposed lockdowns preventing them from attending their normal place of work. Flexible work options, including staggered start times, working from home and adapted working hours were in place across many of our office settings.
For information on the impact of
COVID-19
on our workforce refer to OFR 7.6.
More information on people is available at bhp.com/people.

7    Sustainability
7.1    Our sustainability approach
Our commitment to social value reflects our purpose and BHP’s role in supplying products essential for the transition of society towards a more sustainable future, a role that we seek to perform in a responsible way.
Our management of sustainability helps generate social value. We also know our stakeholders and partners are increasingly focused on our sustainability performance and use it as a key determinant in assessing BHP and our industry. We strive to continuously improve and exceed these expectations.
A commitment to sustainability sometimes requires us to make difficult choices and we seek to gain and maintain the support of all our stakeholders and partners as we manage complex issues. We respect the right of every stakeholder and partner to challenge the choices we make and recognise that by listening to their views and concerns BHP becomes a better company.
We define our approach to sustainability through
Our Charter
and it is governed through the
Our Requirements
standards. These standards describe our mandatory minimum performance requirements and provide the foundation to develop and implement management systems at our operated assets.
Our approach to sustainability is overseen by BHP’s Board. The Board’s Sustainability Committee advises and assists the Board in its oversight of the Group’s health, safety, environmental and community (HSEC) matters. For more information about the Sustainability Committee and its work refer to the Corporate Governance Statement.
Sustainability targets and goals
We set clear direction through our social value framework and we embed and measure sustainability performance through our public sustainability targets and goals. We completed our most recent five-year sustainability targets in FY2022. For more information on our performance against these targets refer to OFR 7.3.
This year we developed new 2030 goals under the pillars of People, Planet and Prosperity in line with the World Economic Forum and the United Nations (UN) Development Program, following extensive internal and external engagement (refer to OFR 2.2). The 2030 goals comprise overarching long-term goals across six key focus areas and are underpinned by short-term metrics and milestones. We are working to embed them through asset plans and capital allocation.
The key changes compared to the previous five-year sustainability targets include a new time horizon of seven years to align with BHP’s 2030 climate change targets and goals and reference timelines set out in global frameworks and agreements, such as the UN Sustainable Development Goals, the Paris Agreement, the Convention of Biological Diversity and the Global Goal for Nature. The goals provide opportunities for BHP to engage and work in partnership with others, build capability and co-design
approaches to deliver positive outcomes and shared prosperity for people and our planet. They are reinforced by our continued commitment to pursue zero significant health, safety, environment, community or supply chain events and to making a social investment of at least 1 per cent pre-tax
profit
1
.
Equitable change and transitions
We recognise that changes in our business, ranging from the opening to the closing of a mine, can have significant, and sometimes disproportionate, effects on communities where we operate. We also recognise that these same communities are navigating broader shifts in the global economy, such as the energy transition and digital disruption, and that the scope and nature of these transitions will continue to evolve.
We are committed to working with communities we are a part of in periods of change and transition to achieve long-term mutual value.
Our approach will be grounded in our existing strategies, policies and frameworks in relation to our people, the environment, communities and other stakeholders and partners. The interconnection of these policies and frameworks
2
aims to ensure change and transitions are equitable and deliberately considered across the life cycle of our business and for the communities where we operate.

1
To date, our voluntary social investment has been calculated as 1 per cent of the average of the previous three years’
pre-tax
profit. For FY2023–FY2030, our social investment will be assessed as a total over the seven-year goals period to FY2030, rather than calculated as an average of the previous three years’
pre-tax
profit.

2
These include our Indigenous Peoples Framework, Social Value Framework, Inclusion and Diversity Statement, Climate Change Strategy, approach to the environment, Closure Strategy, Human Rights Policy Statement, and approach to community engagement.

Our approach to equitable change and transitions will:

•	Recognise our responsibility to our workforce – where a major change in our business is expected to affect our workforce, we will engage in meaningful dialogue and support those impacted.

•
Create opportunity for meaningful engagement and
co-designed
processes – we will seek to develop relationships with stakeholders and partners, including government, local businesses, community members, suppliers, Indigenous peoples and workers, that support understanding of the issues and co-creation
of solutions. We will communicate transparently on the types of changes the business needs to make and enable active participation of those most impacted.

•
Recognise the impacts associated with gender, land connectedness and social and economic vulnerability – we will not assume all people are affected similarly. We will seek to understand how impacts may be differently experienced, including for Indigenous peoples, and recognise that plans and solutions must take into account the particular strengths of each community and tackle the unique impacts they experience.

•
Recognise that the economic, social and environmental dimensions of sustainable development are interrelated – we will aim to avoid or mitigate adverse environmental impacts of change and transitions, while pursuing opportunities to build climate resilience and environmentally sustainable communities.

Given change and transitions will involve multiple actors, we will seek to be a catalyst to bring people together and use our relationships to advocate for equitable change and transitions in line with the above principles.
Reporting standards and frameworks
We commit to many sustainability frameworks, standards and initiatives and disclose data according to their requirements. Our sustainability reporting, including on our website and in our ESG Standards and Databook, is prepared in accordance with the Global Reporting Initiative (GRI) 2021 Sustainability Reporting Standards, the International Council on Mining and Metals (ICMM) Sustainable Development Framework, the Task Force on Climate-related Financial Disclosures (TCFD) recommendations and the Sustainability Accounting Standards Board (SASB) Metals and Mining standard. It also serves as our UN Global Compact (UNGC) Communication on Progress on implementation of the UNGC Ten Principles and support for its broader development objectives. We have included a summary of our TCFD disclosures in the table below.
There are also responsible mining and sourcing standards that we commit to voluntarily or as part of our memberships. For more information about our implementation of these standards refer to OFR 7.9 Value chain sustainability.
Our sustainability approach – TCFD index
1,2

1	Our sustainability standards index is included in our ESG Standards and Databook, available at bhp.com/sustainability.

2	Certain information has been omitted from this report for the purposes of US reporting.

7.2    Our material sustainability issues
Annual sustainability materiality assessment
Each year we identify the sustainability issues most material to our business and stakeholders by assessing the economic, social, environmental and cultural impact of our activities and business relationships.
In FY2022, we adopted the approach of the Global Reporting Initiative (GRI 3: Material Topics 2021) to consider actual and potential negative and positive impacts of our business in order to determine our material sustainability issues for reporting. In doing so we considered BHP’s material risk profile,
1
information recorded in our internal event management system, our social value framework and social investment priorities and a number of other sources. These included issues raised at our Annual General Meetings and through industry sustainability standards and benchmark assessments. We also consult with stakeholders, such as through the BHP Forum on Corporate Responsibility, via ESG investor round tables and advisory groups and with internal stakeholders via focused discussions.
The material sustainability issues identified through our FY2022 assessment are shown in the table below. These issues are consistent with our FY2021 assessment with the addition of security services, sexual harassment and value chain sustainability.

1	‘Material’ in this context refers to the materiality of a risk under BHP’s Risk Framework. For information on our Risk Framework refer to OFR 9.

7.3    Our sustainability performance:
Non-financial
key performance indicators
We completed our most recent five-year sustainability targets in FY2022. Highlights include three years fatality-free, a reduction in the total number of workers exposed to our most material occupational exposures by 68 per cent, social investment of US$681.4 million over five years and a 29 per cent reduction in freshwater withdrawal volumes from our adjusted FY2017 baseline.
The FY2017 baselines and FY2018 – FY2022 data for our occupational exposures, GHG emissions and withdrawal of freshwater have been adjusted for the merger of our Petroleum business with Woodside and divestment of our interest in BHP Mitsui Coal (BMC) in FY2022 (to exclude data related to those operations), together with adjustments made and reported in previous years to ensure ongoing comparability of performance. FY2022 data for safety, social investment and significant community and environmental events includes the operated assets in our Petroleum business up to the date of the merger (1 June 2022) and BMC up to the date of completion of the sale (3 May 2022).

People	Target	FY2022 result	Year-on-year
	Zero work-related fatalities	Zero work-related fatalities and there was a 30 per cent decrease in the high-potential injury frequency rate from FY2021. High-potential injury trends remain a primary focus to assess progress against our most important safety objective, eliminating fatalities.	FY2018 1 FY2019 2 FY2020 FY2021 FY2022 3	2 1 0 0 0
Year-on-year improvement of total recordable injury frequency (TRIF) 4 per million hours worked
An increase in total recordable injury frequency (TRIF) of 8 per cent from FY2021. This shift was influenced by
COVID-19
through an 8 per cent reduction in hours worked between the first and second halves of FY2022. TRIF has decreased by 9 per cent since FY2018.
			FY2018 1 FY2019 2 FY2020 FY2021 FY2022 3	4.4 4.7 4.2 3.7 4.0

50 per cent reduction in the number of workers potentially exposed
5
to our most material exposures of diesel particulate matter, respirable silica and coal mine dust compared to our FY2017
6
baseline by FY2022
		We exceeded our target by reducing the total number of workers potentially exposed to our most material exposures by 68 per cent compared to our adjusted FY2017 baseline. 6	Adjusted FY2017 baseline 6 FY2018 6 FY2019 6 FY2020 6 FY2021 6,7 FY2022 6	4,176 2,803 2,160 1,683 1,372 1,333
Society	Zero significant community events 8	No significant community events resulting from BHP operated activities were recorded in FY2022	FY2018 FY2019 FY2020 FY2021 FY2022 3	0 0 0 0 0

Not less than 1 per cent of
pre-tax profits
9
invested in community programs that contribute to the quality of life in the communities where we operate and support the achievement of the UN Sustainable Development Goals
10
		Social investment of US$681.4 million over five years	FY2018 1 FY2019 11 FY2020 FY2021 FY2022 3	US$77.1 million US$93.5 million US$149.6 million US$174.8 million US$186.4 million
	By FY2022, implement our Indigenous Peoples Strategy across all our operated assets through the development of Regional Indigenous Peoples Plans	Regional Indigenous People Plans have been implemented across Australia (Reconciliation Action Plan (RAP)) and North and South America

Environment	Zero significant environmental events 8	No significant environmental events resulting from BHP operated activities were recorded in FY2022	FY2018 FY2019 FY2020 FY2021 FY2022 3	0 0 0 0 0
	Reduce FY2022 withdrawal of freshwater 12 by 15 per cent from FY2017 levels	Exceeded our target, with a 29 per cent reduction in freshwater withdrawal volumes compared to our adjusted FY2017 baseline 13	Adjusted FY2017 baseline 13 FY2018 13 FY2019 13 FY2020 13 FY2021 13 FY2022 13	152,249 ML 133,265 ML 149,237 ML 122,331 ML 108,440 ML 107,398 ML

By FY2022, improve marine and terrestrial biodiversity outcomes by:

•   developing a framework to evaluate and verify the benefits of our actions, in collaboration with others

•   contributing to the management of areas of national or international conservation significance exceeding our disturbed land footprint (‘area conserved’ target)

Biodiversity framework was developed with the support of Conservation International and Proteus, a cross-sector partnership between the UN Environment Programme World Conservation Monitoring Centre (UNEP WCMC) and business

‘Area conserved’ target has been met by our operational and voluntary conservation investments over the target period, given BHP’s FY2022 total disturbed land footprint was 149,312 hectares.

Year-on-year
progress on development of framework to evaluate and verify the benefits of our actions

The total land set aside for conservation on land on which we operate and other land we steward was 65,870 hectares in FY2022. In addition to these conservation areas, we made several voluntary investments over the target period, of which an area of 4,465,260 hectares contributed to achievement of the ‘area conserved’ target.

1	FY2018 data includes Continuing and Discontinued operations (Onshore US assets).

2	FY2019 data includes Discontinued operations (Onshore US assets) to 28 February 2019 and Continuing operations.

3	FY2022 data includes the operated assets in our Petroleum business up to the date of the merger with Woodside (1 June 2022) and BMC up to the date of completion of the sale (3 May 2022).

4
The sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) multiplied by 1 million/actual hours worked by our employees and contractors. Stated in units of per million hours worked. We adopt the US Government’s Occupational Safety and Health Administration Guidelines for the recording and reporting of occupational injuries and illnesses.

5
For exposures exceeding our FY2017 baseline occupational exposure limits, without considering protection afforded by the use of personal protective equipment (where required). The baseline exposure profile (as at 30 June 2017) is derived through a combination of quantitative exposure measurements and qualitative assessments undertaken by specialist occupational hygienists consistent with best practice as defined by the American Industrial Hygiene Association.

6
The FY2017 baseline has been adjusted for Discontinued operations (Onshore US assets and Petroleum) and the divestment of BMC. These adjustments have also been applied to FY2018-FY2022 emissions stated in this table to aid comparability.

7	As of FY2021, the Occupational Exposure Limit for Coal was reduced to 1.5 mg/m3 compared to 2.0 mg/m3 in previous years.

8
A significant event resulting from BHP operated activities is one with an actual severity rating of four or above, based on our internal severity rating scale (tiered from one to five by increasing severity) as defined in our mandatory minimum performance requirements for risk management.

9
To date, our voluntary social investment has been calculated as 1 per cent of the average of the previous three years’
pre-tax
profit. For FY2023–FY2030, our social investment will be assessed as a total over the seven-year goals period to FY2030, rather than calculated as an average of the previous three years’
pre-tax
profit.

10	Expenditure includes BHP’s equity share for operated and non-operated joint ventures, and comprises cash, administrative costs, including costs to facilitate the operation of the BHP Foundation.

11	FY2019 data includes Discontinued operations (Onshore US assets) to 31 October 2018 and Continuing operations.

12
‘Withdrawal’ is defined as water withdrawn and intended for use (in accordance with ‘Water Reporting Good Practice Guide’, ICMM (2021)). ‘Fresh water’ is defined as waters other than seawater, wastewater from third parties and hypersaline groundwater. Freshwater withdrawal also excludes entrained water that would not be available for other uses. These exclusions have been made to align with the target’s intent to reduce the use of freshwater sources subject to competition from other users or the environment.

13
The FY2017 baseline has been adjusted to account for: the materiality of the strike affecting water withdrawals at Escondida in FY2017 and improvements to water balance methodologies at WAIO and BMA, exclusion of hypersaline, wastewater, entrainment, supplies from desalination and removal of data for Discontinued operations (Onshore US assets, Petroleum) and BMC. These adjustments have also been applied to FY2018-FY2022 freshwater withdrawal stated in this table to aid comparability.

7.4    Safety
Our highest priority is the safety of our workforce and the communities where we operate.
Our safety performance
In FY2022, we recorded:

•	no fatalities at BHP

•
a decrease of 30 per cent in the high-potential injury frequency rate from FY2021. The highest number of events with potential for one or more fatalities was related to vehicle and mobile equipment accidents. High-potential injury trends remain a primary focus to assess progress against our most important safety objective, eliminating fatalities

•
an increase in total recordable injury frequency (TRIF) of 8 per cent from FY2021. This shift was influenced by
COVID-19
through an 8 per cent reduction in hours worked between the first and second halves of FY2022. TRIF has decreased by 9 per cent since FY2018. The highest number of injuries was related to slips, trips and falls for both employees and contractors

•
a consistent application of field leadership activities, which occurred at a sustainable frequency rate of 9,341 activities per million hours worked with over 1,517,117 activities completed and more than 68,000 employees and contractors participating in the program at least once. Scheduled activities compared to non-scheduled
activities increased by 46 per cent from FY2021 and coaching increased by 6 per cent

•	one safety fine at our operated assets
Performance data – workforce health and safety for FY2022
1
High-potential injuries
2

Year ended 30 June	2022	2021	2020
High-potential injuries	23	33	42

	Employees	Contractors
High-potential injury frequency 3	0.03	0.03
Total recordable injury frequency

Year ended 30 June	2022	2021	2020
Total recordable injury frequency 4	4.0	3.7	4.2

	Employees	Contractors
Total recordable injury frequency 3	0.77	0.82

1	Data includes BMC up to the date of completion of the sale (3 May 2022) and operated assets in our Petroleum business up to the date of the merger with Woodside (1 June 2022)

2	High-potential injury includes injuries with fatality potential. The basis of calculation was revised in FY2020 from event count to injury count as part of a safety reporting methodology improvement.

3	Employee and contractor frequency per 200,000 hours worked.

4	Combined employee and contractor frequency per 1 million hours worked.

Our results were achieved through a sustained focus on improving our management of risk, including through new and existing programs such as:

•	Fatality Elimination Program

•	Integrated Contractor Management Program

•	Field Leadership Program
Fatality Elimination Program
In FY2022, we continued our Fatality Elimination Program (FEL) towards our goal of no fatalities across our business.
Fatality elimination is not a new priority for us. We have been seeking to improve our safety performance for many years and have considerably reduced high-potential injuries. However, there continues to be more to do to systematise a common set of controls.
In FY2022 we:

•	developed five-year fatality elimination roadmap guidelines, including the recommended sequencing of strengthened controls based on effort, cost and near miss reduction impact

•	updated the Our Requirements for Safety standard to reflect FEL deliverables

•
created the ‘Control Shift’ methodology for assets to replicate FEL processes for specific risks not considered within our top 10 risks (i.e. vehicle and mobile equipment, dropped object, electrical, lifting, geotechnical failure, entanglement/crushing, energy release, loss of containment, fire/explosion, fall from height)

•	created an online dashboard to enhance local implementation plans, providing global visibility of challenges, similarities and differences, thereby assisting assets with their implementation

•	published technical bulletins related to FEL controls to provide detailed implementation guidance based on site experience and lessons learnt

•	undertook a human performance benchmarking study to identify the latest developments and best practices in the field of human behaviour
Integrated Contractor Management Program
Our Integrated Contractor Management Program is designed to make it safer and easier for contractors to work with us. Introduced in FY2020, the program is focused on building long-term mutually beneficial relationships, integrating and simplifying processes and systems, and creating an inclusive, respectful and caring workforce culture. Since its introduction, the program has standardised roles and responsibilities of contract owners and promoted improved partnerships with BHP service providers through the implementation of the
Our Requirements for Contractor Management
standard for existing and new onsite service contracts.
In FY2022 we:

•	developed the scope of work library as an online resource containing best practice examples for different types of contractor engagements

•	created contract execution plans as a means of applying the Our Requirements for Contractor Management standard

•	established an integration stream ensuring enhancements are holistic and cover functional interactions

•	undertook assurance and audit activities across BHP including contractor engagements

•
implemented a contractor perception survey that runs in parallel with our internal survey. The survey highlighted some results on the experience of our contractor workforce consistent with the internal survey and other areas of focus

•	determined organisational design changes to improve contract ownership and management practices

•	commenced deployment of a technology solution which supports an enterprise-wide approach to contractor on-boarding and management
Field Leadership Program
Leaders spending time in the field is vital to maintaining safe operations. Our global Field Leadership Program encourages the workforce to provide feedback to their leaders about safety to reinforce an interdependent culture of safety. It involves leaders engaging with workers in the field to drive a common approach to improving health, safety and environment (HSE) performance. The program helps verify that critical safety controls are in place, being applied and are effective in managing risks that have the potential to result in fatalities.
In FY2022 we:

•
enhanced the efficiency and effectiveness of supervisor time in the field by integrating the BHP Operating System (BOS) process confirmation and field leadership planned task observation processes into a planned task confirmation

•	continued to improve the quality of field leadership activities by increasing coaching and delivery of field leadership engagements

•	conducted field leadership activities to support the verification of risks that have the potential to result in fatalities across our operated assets

•	embedded the global, standardised field leadership procedure designed to increase the effectiveness of field leadership activities across the business

•	conducted field leadership on COVID-19 controls, designed to sustain effectiveness within the changing environment
More information on safety is available at bhp.com/safety.

7.5    Sexual harassment
Sexual harassment
1
is not acceptable and is contrary to our values. Our position on this is clear and aligned to our aspiration of a gender-balanced employee workforce by FY2025. Gender balance in every team and at every level is an important part of our approach to eliminate sexual harassment.
The Australian Human Rights Commission’s most recent national survey on sexual harassment in Australian workplaces has found that 71 per cent of Australians have been sexually harassed in their lifetimes and 39 per cent of Australian women experienced sexual harassment in the workplace in the five years to 2018. The same survey concluded that in the mining industry an estimated 74 per cent of women and 32 per cent of men had experienced workplace sexual harassment in the past five years. Back in 2018, we accepted those findings as true for our industry and for BHP globally, and we have focused on understanding why the behaviours exist, and what we needed to do to urgently address them at BHP.
We are deeply sorry and apologise unreservedly to those who have experienced, or continue to experience, any form of sexual harassment anywhere at BHP. We recognise the harmful impacts on individuals resulting from these behaviours.
We understand that it can be difficult for people to come forward to report sexual harassment and thank all of those who have, for their courage in doing so. We are also grateful to our employees and other stakeholders for their insights and suggestions for changes in our workplaces. Their feedback informs our approach. We are determined to make continued progress in eliminating sexual harassment and in ensuring our workplaces are safe and inclusive for everyone.
Our approach to prevent sexual harassment
In 2018, we defined sexual harassment as a health and safety risk, to be overseen in the same way as other occupational health and safety risks. This approach provides the right framework for addressing these behaviours, allowing us to apply a systematic, risk-based approach to evaluating and managing the risks. Our approach includes conducting risk assessments to identify scenarios in which sexual harassment risks may arise, their causes and the controls we can implement to prevent them and reduce harm.
As part of our risk assessment processes, we engaged members of our workforce with experience at site and accommodation villages, and experts in health and safety, harassment and inclusion and diversity. Through this, we identified factors that can contribute to the risk of workplace sexual harassment that are more pronounced in the mining industry, as well as factors that are common across all industries and workplaces. Examples of risks that can be more pronounced in the mining industry include isolated or remote working locations, a largely male-dominated workforce and accommodation villages.
Taking these into account, we identified and developed controls and actions to help prevent sexual harassment and reduce its harmful impacts. Our core controls and areas for action are culture, leadership and training; security measures at accommodation villages; recruitment processes; contractor and third-party engagement; emergency response; trauma-informed (wellbeing) care; accessible, confidential reporting and person-centred investigations; and appropriate disciplinary action.
Reports of sexual harassment
The reporting rate of sexual harassment at BHP has increased in recent years. We believe this reflects the actions we have taken to increase awareness and promote and centralise reporting and investigations, along with broader societal developments and intolerance of this behaviour. Since October 2020, BHP managers and leaders have been required to enter any serious conduct issues raised directly with them, including sexual harassment, into EthicsPoint
2
(anonymously if requested). This year, 47 per cent of reports received into EthicsPoint have been logged by managers or leaders in accordance with this policy.
During FY2022, across BHP’s global operations and offices, 103 reported and investigated cases of conduct of sexual harassment were substantiated.
3
Of the 103 substantiated cases:

•
37 involved
non-consensual
kissing or touching of a sexual nature, which includes a broad range of behaviour of varying severity. None of these cases involved non-consensual
penetration or intercourse, however we recognise that this conduct can occur and has occurred in the past

•
66 involved other forms of sexual harassment, including inappropriate comments of a sexual nature, unwelcome gestures or comments, sending inappropriate text messages or images, or other unwanted advances or invitations

•
Of these 103 substantiated cases, in 101 cases the individual responsible has had their employment terminated (or they have been removed from site if a contractor), they have resigned or are otherwise no longer working at BHP.

1
‘Sexual harassment’ is, as defined in the Respect@Work report, an unwelcome sexual advance, unwelcome request for sexual favours or other unwelcome conduct of a sexual nature, which makes a person feel offended, humiliated and/or intimidated, where a reasonable person would anticipate that reaction in the circumstances. Sexual harassment encompasses a range of conduct including displaying sexually graphic images, sexually suggestive comments, suggestive or inappropriate looks, gestures or staring, non-consensual
touching or acts of a sexual nature and sexual assault.

2
EthicsPoint is our confidential reporting tool. It is accessible to all, including external stakeholders and the public, to report conduct that may be unethical, illegal or inconsistent with
Our Code of Conduct
.

3	This does not include investigations that are currently in progress.

In addition to the matters listed above, in FY2022 87 reports of sexual harassment went through Alternative Resolution Options (AROs). AROs are alternative forms of response and resolution other than investigations, including supported conversations with respondents, additional training, monitoring or awareness raising on BHP’s expectations of respectful behaviours in the workplace. This process only occurs where an ARO is proportionate to the nature of the conduct and with the agreement of the impacted person.
We continue to work with external experts on how best to respond to cases to ensure we have a proportionate approach to reports. We will continue to monitor and review the use of AROs to ensure it is meeting the needs of impacted people where it is used and to improve reporting to support organisational learnings.
We will continue to encourage reporting and we are committed to taking action. We put the needs of anyone impacted by this behaviour at the forefront of our processes and we are committed to validating, caring for and supporting anyone in our business who is affected by this behaviour. This includes internal practical and wellbeing support mechanisms, support through our tailored Employee Assistance Program and options to access trauma-specific clinical and non-clinical
care with experienced clinicians.
We are committed to working closely with our people, others in industry and other stakeholders to implement the necessary processes and systems designed to ensure our workplaces are safe and inclusive for everyone.
Actions we are taking
Oversight
In FY2022, a Project Management Office (PMO) was established through the office of the CEO to provide central governance over all sexual harassment work. The priority focus areas of that work include driving progress toward gender balance, creating a safe and respectful workplace, building accountability and capability of leaders, upskilling our workforce to be ‘active bystanders’, enhancing our policies, processes and controls, and providing person-centred and trauma-informed response and support. The PMO reports on progress against implementation of our critical controls and other key focus areas that underpin our overarching sexual harassment prevention strategy to senior management and the Board.
Security and physical infrastructure
We have continued to invest in security programs and physical infrastructure designed to prevent and respond to sexual harassment at our accommodation facilities. Our minimum security requirements for all BHP owned and operated accommodation villages include requirements for access controls, village policies and procedures to manage respectful behaviours, CCTV, lighting, security signage, room allocation procedures, security personnel and incident response.
Reporting and response
We encourage our workforce to report concerns, including providing centralised and confidential reporting tools and mandatory reporting requirements for line leaders. We do not tolerate any form of retaliation for raising a concern and we address these actions if they occur. We ceased using non-disclosure
agreements (NDAs) or imposing confidentiality obligations on complainants in settlement agreements relating to sexual harassment in March 2019 and we do not enforce any NDAs or confidentiality obligations on complainants in historical agreements.
Investigation of reports of sexual harassment are conducted by our specialised Central Investigation team, which is independent of our other business units. This team includes experts trained in a person-centred, trauma-informed approach to ensure that the impacted person is placed at the centre of all decisions made during the investigation process and to minimise the risk of further harm to that individual.
We established our global Support Service in FY2022, to provide dedicated, end-to-end
case coordination for anyone impacted by sexual harassment, designed to ensure they obtain appropriate support and information. The Support Service can also provide resolution options when an investigation is not wanted by the impacted person or cannot proceed.
Communication of expectations
Our position on sexual harassment has been reinforced through regular senior leadership communications. These include messages from our CEO, on-site
signage regarding our expectations and avenues for support, and we have provided sexual harassment prevention training to BHP line leaders, aimed at setting clear expectations about appropriate conduct and driving consistent disciplinary outcomes. Across June and July 2022, we held Safety Stops specifically focused on sexual harassment, racism and bullying for our teams globally. The stops were intended to build awareness, understanding, and capability, as well as to reinforce expectations within our teams.

Alcohol use
As part of our commitment to health and safety, all workplaces should be free from the use of alcohol and illegal drugs, and the misuse of other substances, in accordance with
Our Code of Conduct
. All those who attend a BHP site, including employees, are expected to be alcohol and drug free, and may be asked to undergo random alcohol and drug testing. We also provide support for those who need it to address an alcohol or drug dependency.
For accommodation villages, our Minerals Australia Alcohol Management Standard was implemented across our owned and operated village facilities from 1 July 2021. It includes a range of limits on alcohol consumption. Residents and visitors who breach the standard may be subject to action, including removal of access to the village for a resident or visitor, or disciplinary action for employees. Since the introduction of the standard, our reviews have indicated that there has been a reduction in alcohol consumption and residents are making healthier choices, with an increase in the use of recreational facilities. Alcohol is not permitted at our accommodation villages in Chile and Canada.
Listening to employees, measuring progress and assigning accountability
We have channels through which the Board and senior leaders receive information on workplace culture and conduct. These include anonymous employee and contractor perception surveys and our Field Leadership Program. Our perception surveys are conducted three times per year and were redesigned in FY2021 to include more targeted questions to provide leaders with greater insight into key safety and engagement metrics, which we have identified as critical foundations for our culture. Executive leadership and Group-wide performance criteria are linked to remuneration that includes progress towards greater inclusion, diversity and gender representation. In FY2022, we introduced key performance indicators for our Executive Leadership Team and other BHP employees that linked remuneration outcomes to progress against our program of work to address sexual harassment. This includes implementation of controls in line with BHP’s sexual harassment risk assessments.
Engaging with and learning from others
We continue to measure and test our focus and areas for action. In FY2022 we:

•
engaged and learnt from external experts who reviewed the controls we have in place and advised on best practice in preventing sexual harassment, and minimising further harm when responding to sexual harassment

•	engaged Kristen Hilton (former Victorian Equal Opportunity and Human Rights Commissioner) to provide expert guidance on our prevention and response framework

•	conducted a sexual harassment audit across Minerals Americas further to the FY2021 sexual harassment audit conducted across Minerals Australia

•
contributed to knowledge sharing with other industry participants in relation to addressing sexual harassment, and considered broader learnings from external reports such as the Australian Human Rights Commission’s Respect@Work: Sexual Harassment National Inquiry Report and the Report into Workplace Culture at Rio Tinto by Elizabeth Broderick & Co

•	worked with our contracting and supplier organisations to address sexual harassment, including collaboration on response protocols, joint training sessions and knowledge sharing

•	undertook a series of listening workshops
Through these initiatives we identified a need for further focus on preventative controls, particularly with respect to culture and behaviours. This is in addition to the controls already in place or committed for implementation in FY2022 which included security, accommodation standards, alcohol measures, recruitment and discipline.
We are committed to working with others in the industry and beyond to address sexual harassment risks. BHP is a member of the Minerals Council of Australia Respect@Work Taskforce and the Chamber of Minerals & Energy WA Safe and Respectful Behaviours Working Group. Both groups aim to build industry capability and capacity though sharing knowledge and developing shared resources.
In FY2022, we participated in Western Australia’s parliamentary inquiry into sexual harassment against women in the FIFO mining industry (WA Inquiry), including through a detailed written submission in August 2021 (available at
parliament.wa.gov.au
). BHP welcomes the final report titled ‘Enough is enough’ released on 23 June 2022. We acknowledge the significant work of the parliamentary committee and in particular, the many people who shared their stories and experiences as part of the inquiry process.
Continuing to make progress
While we have made progress, there is still much more to do. Our focus in FY2023 will be to continue:

•	focusing on increasing female leader representation across our operations

•	continuous improvement across our suite of controls

•	engaging with our people, encouraging and empowering them to take action as active bystanders and enhance capability

•	encouraging increased reporting

•	enhancing our approach to supporting impacted persons to thrive at BHP and have successful careers with us

7.6    Health
We are committed to protecting the health and wellbeing of our workforce.
We set clear mandatory minimum performance standards to identify, assess and manage health risks and their potential impacts and monitor the health of our workforce.
Occupational illness
The reported occurrence of occupational illness
1
for employees in FY2022 was 265, which was 3.89 per million hours worked, representing a decrease in incidence compared to FY2021, which was 4.36 per million hours worked.

For our contractor workforce, the reported occupational illness
1
in FY2022 was 151, which was 1.61 per million hours worked, representing a decrease in incidence compared to FY2021 which was 1.87 per million hours worked. Due to regulatory regimes and limited access to data, we do not have full oversight of the incidence of contractor noise-induced hearing loss (NIHL) cases.

1	An illness that occurs as a consequence of work-related activities or exposure.

Musculoskeletal illness is the predominant occupational illness category representing 65 per cent of our workforce illnesses. These are conditions impacting the musculoskeletal system and connective tissues caused by repetitive work-related stress or strain or exposure over time. Musculoskeletal illness does not include disorders caused by slips, trips, falls or similar incidents.
Noise-induced hearing loss contributes to the second highest illness category representing 10 per cent of illnesses. Where workers are exposed to noise above acceptable levels, workers are placed in hearing conservation programs, which include a periodic hearing test and hearing protection fit testing. Through our Sustainability in Design program, we have also established design recommendations that seek to eliminate or reduce high or prolonged noise exposures. Other illness categories include skin diseases, temperature-related illnesses, mental illness, bites, stings and other unspecified illnesses.
Our occupational illness data excludes cases of
COVID-19
among our employees and contractors. In settings of high levels of community transmission and with an evolving understanding of the epidemiological criteria for infection and
COVID-19
variants with evidence of increased transmission, it is difficult to conclude, with reasonable certainty, that a person was infected because of work-related activities or exposure. For information on our response to
COVID-19
refer to
‘COVID-19’
further in 7.6.
Occupational exposures
Occupational exposure limits (OELs) for our most material exposures are set according to the latest scientific evidence, which for a number of agents, such as diesel particulate matter (DPM), resulted in lower limits than the applicable regulatory requirements. Where exposures potentially exceed regulatory limits or our stricter limits, respiratory protective equipment is required.
For our most material exposures of DPM, silica and coal mine dust, we had a five-year target to achieve, by the end of FY2022, a 50 per cent reduction in the number of workers potentially exposed
1
as compared to our 30 June 2017 baseline exposure profile.
1,2,3
Exposure data in this Report in all cases is presented without considering protection afforded by the use of personal protective equipment (where required).

1	For exposures exceeding our FY2017 occupational exposure limits, without considering protection afforded by the use of personal protective equipment (where required).

We are pleased to have achieved our target by reducing the total number of workers potentially exposed to our most material exposures by 68 per cent. That achievement at the end of FY2022 in number of workers potentially exposed to levels exceeding our OELs include; no workers potentially exposed to coal mine dust 78 per cent reduction in the number of workers potentially exposed to DPM
4
and a 61 per cent reduction in the number of workers potentially exposed to respirable silica.

This year, an internal audit conducted on FY2021 workforce occupational exposures data at Nickel West identified that a statistical analysis error resulted in an underestimation of the number of workers assessed as potentially exposed to DPM. This has resulted in an increase in the FY2021 total number of workers potentially exposed to material exposures compared to what was reported last year.
With the conclusion of our five-year public target, we will continue to manage exposures to as low as reasonably practicable by focusing our efforts in FY2023 on further implementation of exposure reduction projects, sustaining the exposure reductions achieved by leveraging our Risk Framework and identifying exposure reduction opportunities for inclusion in FY2024 plans and beyond.

1
The baseline exposure profile is derived through a combination of quantitative exposure measurements and qualitative assessments undertaken by specialist occupational hygienists consistent with best practice as defined by the American Industrial Hygiene Association.

2	Occupational Exposure target excludes Projects.

3	The FY2017 to FY2022 data has been adjusted to exclude Discontinued operations (Onshore US assets, Petroleum) and the divestment of BMC.

4	FY2021 data includes adjustment to DPM exposures as a result of misstatement in previous year.

Coal mine dust lung disease
As at 30 June 2022, 12 cases of coal mine dust lung disease (CMDLD)
1
among our employees were reported to the Queensland Department of Natural Resources Mines and Energy (DNRME).
2
In addition to these cases, there were four coal mine dust lung disease claims accepted in FY2022, which consisted of three former workers and one current worker. For cases involving current employees, we offer counselling, medical support and redeployment options where relevant.
Mental health
The mental health of our people continues to be a focus. In FY2022, we continued to implement our Group-wide Mental Health Framework to raise awareness of mental wellbeing, reduce stigma and increase the capacity of our leaders to recognise and support individuals experiencing mental illness. As a founding member of the Global Business Collaboration for Better Workplace Mental Health, we continue to contribute to the global business-led
alliance to advocate for and accelerate positive change for mental health in the workplace worldwide.
To support the proactive management of mental wellbeing and give our workforce the tools and skills needed to build resilience and positive mental health, we provide and promote the Employee Assistance Program, our mental health toolkit, Thrive, education and awareness campaigns (including stigma reduction) and the BHP Resilience Program.
In May 2022, we continued with our annual BHP Mental Health month, with the aim of increasing mental wellbeing and encouraging everyone to support and look out for one another. We continued to support global mental health campaigns during FY2022, including World Mental Health Day, R U OK? Day and Movember.
In FY2022, we also commenced work to develop a Group-wide psychosocial risk management approach with the aim of taking a proactive and systemic approach to sustaining a mentally healthy workplace. This process will contribute to achieving our 2030 goal for a safe, inclusive and future-ready workforce.
COVID-19
We continued to navigate the challenges of the global
COVID-19
pandemic, including high community transmissions and variants that are more transmissible. In FY2022, we continued to adapt
COVID-19
controls based on current scientific evidence and medical advice designed to protect our workforce and minimise the risk of workplace transmission.
We strongly support vaccination as a control to protect the health of our workforce and the communities where we operate. As part of our
COVID-19
controls, we require vaccinations as a condition of workplace entry subject to local laws and regulatory requirements. We also implemented pre-entry
testing programs across our operations and offices globally – aimed at reducing workplace transmissions.
More information on health, including a case study on how we supported our people and the communities where we operate through
COVID-19,
is available at bhp.com/health.

1
CMDLD is the name given to the lung diseases related to exposure to coal mine dust and includes coal workers’ pneumoconiosis, silicosis, mixed dust pneumoconiosis and chronic obstructive pulmonary disease.

2	Cases reported to DNRME are not an indication of work relatedness. BHP evaluates each case for work relatedness and where identified, the case will be included in occupational illness reporting.

7.7    Ethics and business conduct
Our conduct
Our Code of Conduct
(
Our Code
)
1
brings our values to life so we can make the right choices every day. It applies to everyone who works for us, with us, or on our behalf. To ensure all employees and contractors understand how
Our Code
applies, regular training is mandatory. There are consequences for breaching
Our Code
and we encourage people to speak up where a decision or action is not in line with
Our Code
or
Our Charter
.
Our Code
is available in five languages and accessible at bhp.com.
BHP encourages individuals to speak up and report concerns about any conduct that is inconsistent with
Our Charter
,
Our Code
or internal requirements, or conduct that may be illegal or improper. BHP requires reports of business conduct concerns to be treated with appropriate confidentiality and prohibits any kind of retaliation against people who make or may make a report, or who cooperate with an investigation. We consider all forms of retaliation to be misconduct and grounds for disciplinary action, up to and including termination of employment.
In FY2022, 5,402 reports were received into EthicsPoint (of these 4,714 were classified as business conduct concerns)
2
 representing an increase of 33 per cent in business conduct concerns from FY2021. These include reports directly made by employees, contractors or community members. It also includes reports made to leaders (31 per cent) who are then required to register them in EthicsPoint. We believe the increase corresponds to the continuous effort by BHP to promote the reporting of disrespectful behaviour to create an environment in which people can feel safe speaking up. The introduction of a global service to support people involved in sexual harassment incidents and discuss resolution options has also encouraged employees and contractors to report instances of sexual harassment. Of the business conduct reports received, 36 per cent were made anonymously
3
, compared with 42 per cent in FY2021. Of the total business conduct reports closed during FY2022, 43 per cent contained one or more substantiated allegations.
4

1	Information is available at bhp.com/our-approach/our-company/our-code-of-conduct/ .

2	Some EthicsPoint reports are enquiries, or are not related to business conduct concerns, or are a duplicate of an existing report.

3	This excludes reports not containing a business conduct concern and excludes reports logged by leaders on behalf of others. Case classification is made at the time of the report.

4
The calculation is based on reports received and completed in FY2022, containing one or more substantiated allegations. Not all reports resulted in a finding. This can occur if there is insufficient information, the respondent is not able to be identified, was previously terminated, or that the impacted person did not wish to proceed.

Transparency and accountability
We support initiatives by governments of the countries where we operate to publicly disclose the content of our licences or contracts for the development and production of minerals that form the basis of our payments to government, as outlined in the Extractive Industries Transparency Initiative (EITI) Standard.
Other initiatives include our work in partnership with Transparency International, our representation on the Board of the EITI, our financial support for and Steering Committee membership of the Bribery Prevention Network (in Australia) and our funding of the BHP Foundation, including its Natural Resource Governance Global Program.
In FY2022, we also continued our active and public support for ultimate beneficial ownership transparency. This support included co-hosting
(with EITI, Open Ownership and the B Team) a Beneficial Ownership Transparency Forum in London and leading efforts with EITI for BHP and other leading resources companies to publicly commit to a Statement by Companies on Beneficial Ownership Transparency, launched at the Forum. Through the Statement, BHP and other leading resources companies recognise the need for publicly available company ownership information and (among other things) commit to promote the global adoption of beneficial ownership transparency, to disclose beneficial ownership data and to identify and use beneficial ownership data in due diligence processes. Our efforts are complementary to BHP Foundation’s partnership with EITI and Open Ownership to support governments to transform the availability and use of beneficial ownership data for effective governance in the extractive sector.
Multi-lateral measures to improve governance, such as these, should help ensure transparency and accountability are cornerstones of a successful energy transition that benefits the citizens of countries bestowed with critical minerals.
Anti-corruption
We continue our commitment to the global fight against corruption in the resources industry. Our commitment to anti-corruption is embodied in
Our Charter
and
Our Code
.
As part of this commitment, we prohibit authorising, offering, giving or promising anything of value directly or indirectly to anyone to influence them in their role, or to encourage them to perform their work disloyally or otherwise improperly. We also prohibit facilitation payments, which are payments to government officials for routine government actions. Our people must take care that third parties acting on our behalf do not violate anti-corruption laws. Disciplinary action including dismissal, or termination of contractual relationships, may follow from a breach of these requirements.
To manage corruption risk, we work to ensure optimal resource allocation to areas of our business with the highest exposure to corruption risks. The identification, assessment and management of corruption risks associated with growth opportunities remains a significant area of focus for our Compliance function, via a sub-team
dedicated to supporting functions that are responsible for initiating transactions and growth opportunities in countries with high corruption risks.
All activities that potentially involve higher exposure to corruption risk require review or approval by our Compliance function, as documented in our anti-corruption compliance framework. In FY2022, Compliance and Global Corporate Affairs implemented a new end-to-end
workflow system for sponsorships, donations and community development projects, which provides greater data for enhanced monitoring and increased governance over contracting and post-contact expenditure reporting.
Our Compliance function regularly reviews our anti-corruption framework for compliance with the requirements of the US Foreign Corrupt Practices Act, the UK Bribery Act, the Australian Criminal Code and the applicable laws and regulatory developments of all places where we do business. These laws are consistent with the standards of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.
Our Compliance function is independent of our assets and regions and reports to the Chief Legal Governance and External Affairs Officer. The Chief Compliance Officer also reports quarterly to the Risk and Audit Committee on compliance issues and meets at least annually with the Committee Chair.
The Compliance team also participates in anti-corruption risk assessments in respect of our operated assets or functions, our interests in non-operated
assets and new business opportunities that we consider are exposed to material anti-corruption risks. In FY2022, the team provided input into 44 anti-corruption risk assessments.
Risk awareness in first-line employees remains a critical preventative measure. Anti-corruption training is required to be provided to all employees and contractors as part of mandatory annual training on
Our Code.
Our Compliance function also regularly communicates and engages with identified higher-risk roles. In FY2022, additional risk-based anti-corruption training was undertaken by 1,578 employees and contractors, as well as employees of some of our business partners and community partners.
More information on ethics and business conduct is available at bhp.com/ethics.

7.8    Climate change
We believe the world must pursue the aims of the Paris Agreement with increased levels of national and global ambition to limit the impacts of climate change.
In September 2021, we published our Climate Transition Action Plan (CTAP), which sets out our strategic approach to achieving our long-term GHG emissions reduction goals. The CTAP, together with more information on our climate positions, actions and performance, is available at bhp.com/climate.
BHP’s climate change targets and goals
1
Following completion of a number of portfolio changes in FY2022, we have taken the opportunity to streamline the expression (without change to the substance) of the climate change targets and goals we outlined in the CTAP, as set out here.
To support the net zero transition that the world must make, we will continue to pursue sustainable provision of our products, many of which are essential building blocks of decarbonisation.
For operational greenhouse gas (GHG) emissions (Scope 1 and Scope 2 from our operated assets), we have:

•	a medium-term target to reduce operational GHG emissions by at least 30 per cent from FY2020 levels by FY2030

•	a long-term goal to achieve net zero operational GHG emissions by 2050
For value chain greenhouse gas (GHG) emissions (Scope 3):

•
We are pursuing the long-term goal of net zero Scope 3 GHG emissions by 2050. Achievement of this goal is uncertain, particularly given the challenges of a net zero pathway for our customers in steelmaking, and we cannot ensure the outcome alone. To progress towards this goal:
2

•	We will target net zero by 2050 for the operational GHG emissions of our direct suppliers. 3

•	We will target net zero by 2050 for GHG emissions from all shipping of BHP products.

•	We will continue to partner with customers and others to try to accelerate the transition to carbon neutral steelmaking and other downstream processes.

•	Our 2030 goals are to:

•	support industry to develop technologies and pathways capable of 30 per cent emissions intensity reduction in integrated steelmaking, with widespread adoption expected post 2030

•	support 40 per cent emissions intensity reduction of BHP-chartered shipping of BHP products

1
These positions are expressed using terms that are defined in the Glossary to this Report, including the terms ‘target’, ‘goal’, ‘net zero’ and ‘carbon neutral’. The baseline year(s) of our targets will be adjusted for any material acquisitions and divestments, and to reflect progressive refinement of emissions reporting methodologies. The targets’ boundaries may in some cases differ from required reporting boundaries. The use of carbon offsets will be governed by BHP’s approach to carbon offsetting described at bhp.com/climate.

2
The targets are referable to a FY2020 baseline year. Our ability to achieve the targets is subject to the widespread availability of carbon neutral solutions to meet our requirements, including low/zero-emissions
technologies, fuels, goods and services.

3
Operational GHG emissions of our direct suppliers means the Scope 1 and Scope 2 emissions of our direct suppliers included in BHP’s Scope 3 reporting categories of purchased goods and services (including capital goods), fuel- and energy-related activities, business travel and employee commuting.

Climate Transition Action Plan progress
FY2022 progress on operational decarbonisation targets and goals
To support progress towards our long-term goal to achieve net zero operational GHG emissions by 2050, in FY2022, we achieved our short-term target due to significant progress made through the execution of Power Purchase Agreements (PPAs), particularly in Chile at two of our copper operated assets but also increasingly across our Australian operations. Meeting our FY2022 target keeps us on track to achieve our FY2030 medium-term target.

Targets	FY2022 progress
Short-term: Target to maintain operational GHG emissions at or below FY2017 levels by FY2022, while we continue to grow our business.	We have achieved and exceeded our FY2022 target on the basis of significant progress securing renewable energy supply via PPAs, notably in Minerals Americas, with Escondida and Spence mostly supplied by renewable energy for their electricity in the first half of CY2022.
Medium-term: Target to reduce operational GHG emissions by at least 30 per cent from FY2020 levels by FY2030.
FY2022 progress on value chain decarbonisation targets and goals

Targets and goals	FY2022 progress
Steelmaking

2030 goal:
Support industry to develop technologies and pathways capable of 30 per cent emissions intensity reduction in integrated steelmaking, with widespread adoption expected post 2030.

•   Announced a Memorandum of Understanding (MOU) for up to US$10 million investment with POSCO in October 2021 to jointly study optimising coal/coke quality for low-carbon
blast furnace operation and Carbon Capture Utilisation and Storage (CCUS).

•   This, together with MOUs announced in FY2021, provides up to US$75 million for steel decarbonisation partnerships with four key customers representing approximately 12 per cent of reported global steel production. For more information refer to our steel decarbonisation framework in Value chain GHG emissions.

•   Commenced feasibility studies with Baowu, HBIS, JFE, into CCUS and Direct Reduced Iron (DRI) technologies, use of hydrogen in steelmaking, and iron ore blends suitable for DRI production.

•   Invested US$11 million in venture investments in electrolysis technology companies Electrasteel and Boston Metal.

Maritime

2030 goal:
Support 40 per cent emissions intensity reduction of
BHP-chartered
shipping of BHP products.

Target:
We will target net zero by 2050 for GHG emissions from all shipping of BHP products.

•   In May 2022, we joined the First Mover’s Coalition as a member in the shipping sector, on the basis of committing that 10 per cent of BHP’s products shipped to our customers, on our time charter vessels, will be on vessels using zero emissions fuels by 2030.
1

•   Formed a consortium with Rio Tinto, Oldendorff, Star Bulk, and the Global Maritime Forum to analyse and support the potential to develop an iron ore maritime green corridor, fuelled by green ammonia.

•   Chartered the world’s first
LNG-fuelled
Newcastlemax bulk carriers to transport iron ore from Western Australia to Asia for five years. The fuel, along with improved efficiency of the vessel design, is expected to significantly reduce GHG emissions intensity per voyage.

FY2022 progress on CTAP climate change commitments

Commitment	FY2022 progress
Assessing capital alignment with a 1.5ºC world – our approach to strategy and operational and commercial decision-making in consideration of a range of different global, sectoral and regional scenarios, including a 1.5ºC outcome

•   The impact of our 1.5°C Paris-aligned scenario on portfolio value was assessed and reviewed against the portfolio mix and major capital allocation decisions. All investment decisions now require an assessment of viability under our 1.5°C scenario. Work continues to determine future climate requirements for planning and capital allocation processes.

Climate policy engagement – including our strengthened approach to industry associations to ensure our review identifies areas of inconsistency with the Paris Agreement
•   We plan to publish our next formal industry association review in the second half of CY2022.

•   As part of our normal practice, we intend to analyse the industry association reviews published by our peers and relevant material published by civil society groups and other stakeholders, with the goal of strengthening our own review methodology, where possible.

Just transition – our approach to dealing with the challenges associated with the transition of our communities and workforce as assets come to the end of their operating life	• We have set out our Equitable Change and Transition Position establishing our approach to changes and transitions in our communities. Refer to OFR 7.1.

1	Subject to the availability of technology, supply, safety standards, and the establishment of reasonable thresholds for price premiums.

Climate governance and management
Climate change is a material governance and strategic issue for us. Our Board is actively engaged in the governance of climate change issues, including our strategic approach, oversight of material risk management and performance against our targets, goals and strategies, supported by the Sustainability Committee and the Risk and Audit Committee.
The Board strengthened the link between executive remuneration and delivery of our climate change strategy in 2020, with performance on decarbonisation and adaptation now representing 10 per cent of the Cash and Deferred Plan scorecard.
The Board obtains advice from climate change experts, including by seeking the input of management (including Dr Fiona Wild, our Vice President Sustainability and Climate Change) and independent advisers. In addition, our Forum on Corporate Responsibility (which includes Don Henry, former CEO of the Australian Conservation Foundation and Changhua Wu, former Greater China Director, the Climate Group) engages with operational management teams and with the Sustainability Committee and the Board as appropriate.
Below Board level, key decisions in relation to climate change are made by the CEO and management, in accordance with their delegated authority. Our Executive Leadership Team (ELT) is held to account for a range of measures, including climate-related performance, which are then cascaded through the organisation. While our Board is ultimately responsible for our strategic approach to climate change issues, management has primary responsibility for the design and implementation of our climate change strategy with execution overseen by the Climate Change Steering Committee. BHP has a dedicated Climate Change team responsible for advising the ELT. The team collaborates with BHP’s asset and function teams, external partners and industry to develop practical climate change solutions, designed to preserve and unlock long-term value for BHP. It regularly prepares information and advice for the ELT, Sustainability Committee, Risk and Audit Committee and the Board on climate-related strategy, risks (both threats and opportunities) and performance against climate-related metrics. It also uses key risk indicators to help monitor performance against our appetite for climate change related risks and monitors relevant signposts through our emerging risk process. Climate-related activity is also undertaken across the Group, including in our Portfolio Strategy and Development; Commercial; Planning and Technical; and Environment teams.
Climate risk management
BHP applies a single, Group-wide approach to the management of risk, known as the Risk Framework. Risks are assessed to determine their potential impacts and likelihood, enable prioritisation and determine risk treatment options. We then implement controls designed to prevent, minimise or mitigate threats, and enable or enhance opportunities. Risks and controls are reviewed periodically and on an ad hoc basis to evaluate performance. For more information on BHP’s Risk Framework refer to OFR 9.
Climate-related risks can be grouped into two categories:

•
Transition risks
arise from policy, regulatory, legal, technological, market and other societal responses to the challenges posed by climate change and the transition to a low-carbon
economy. For more information refer to Transition risks.

•
Physical risks
refer to acute risks that are event-driven, including increased severity and frequency of extreme weather events, and chronic risks resulting from longer-term changes in climate patterns. For more information refer to Physical risks.

Transition risks
Transition risks are identified, assessed and managed in line with BHP’s Risk Framework. We consider these across short (up to two years), medium (two to five years) and long-term (five to 30 years) time horizons.
For more information on risks associated with the transition to a low-carbon
economy and why these risks are important to BHP, potential threats and opportunities, and key management actions refer to OFR 9.1.

Scenario analysis
When forming strategy, we consider the impact of a range of future pathway scenarios, including our 1.5°C Paris-aligned scenario,
2
and potential responses to the threats and opportunities presented by climate change. At the time of publication of this Report, signposts do not yet indicate the appropriate measures are in place to drive decarbonisation at the pace or scale required for us to assess achieving the aims of the Paris Agreement as the most likely future outcome. However, as governments, institutions, companies and society increasingly focus on addressing climate change, the potential for a non-linear
and/or more rapid transition and the subsequent impact on threats and opportunities increases.
We seek to maximise our exposure to products with significant opportunity under all scenarios and to minimise the risk that capital will be stranded in a rapidly decarbonising world – through portfolio commodity mix and the position of our operated assets on their cost curves.
Two scenarios (Central Energy View and Lower Carbon View)
1
are currently being used as inputs to our operational planning cases, based on our current estimates of the most likely range of future states for the global economy and associated sub-systems.
In addition to our operational planning scenarios, we utilise a range of scenarios, including our 1.5°C Paris-aligned scenario when testing the resilience of our portfolio, forming strategy and making investment decisions. These scenarios are reviewed periodically to reflect new information and are benchmarked against scenarios from the Intergovernmental Panel on Climate Change (IPCC) and third-party energy and resource research organisations (including the International Energy Agency, IHS Markit, Wood Mackenzie, Bloomberg New Energy Finance and CRU); an update of the scenarios is expected during FY2023.
The energy and resources modelling from BHP’s 1.5°C scenario, which was conducted in 2020, remains consistent with the updated carbon budget released in the Working Group I report as the first part of the IPCC’s Sixth Assessment Report (AR6) in 2021.
Capital alignment
During FY2022, we systematically integrated our 1.5°C Paris-aligned scenario
2
into our strategy and capital allocation process to test the extent to which our capital allocation is aligned with a rapidly decarbonising global economy. Specifically, we apply our 1.5°C scenario to assess whether future demand for our products under that scenario supports ongoing capital investment. Our analysis and that of others, including the International Energy Agency, have shown that many of the commodities we currently produce are critical for the aims of the Paris Agreement to be met.
The impact of our 1.5°C scenario on our portfolio value was assessed after the merger of our Petroleum business with Woodside and the sale of a number of our coal assets, and was reviewed against portfolio mix and major capital allocation decisions. Our portfolio value increased under the 1.5°C scenario, consistent with the demand outcomes of the analysis published in the BHP Climate Change Report 2020
3
that indicated the world would need around twice as much steel, copper and potash, and four times as much nickel in the next 30 years as it did in the last 30. It also indicated a reduction in the future demand for oil and energy coal.
Our focus for capital expenditure is now on commodities we assess as having a significant upside through the transition. Furthermore, the internal allocation of capital under our Capital Allocation Framework and all major investment decisions now require an assessment of investment viability under our 1.5°C Paris-aligned scenario.
Through these processes, we demonstrate our commitment to ensuring our capital expenditure plans are not misaligned with the Paris Agreement’s aim to pursue efforts to limit global warming to 1.5°C. Our total capital and exploration expenditure for Continuing operations in FY2022 was US$6.1 billion, of which US$73 million or 1 per cent was for our energy coal assets. Spend in FY2022 and all currently approved spend for energy coal assets is limited to maintenance capital. Additional capital is expected to be required for the proposed life extension of the Mt Arthur Coal mine through to the end of FY2030, should relevant approvals be received. This is expected to provide certainty for our people and the community about the future of the mine and time to work together with the community on a plan that contributes to helping the region diversify and strengthen its economy.
In FY2020, we announced a commitment of at least US$400 million to invest in GHG emissions reduction across our operated assets and value chain over the five-year life of our Climate Investment Program. We spent US$47 million on initiatives consistent with this program in FY2022, targeting operational, maritime, and steelmaking emissions and BHP Ventures investments. This figure does not include the operating expenditure associated with renewable electricity arrangements established at a number of our operations, which collectively represented the main source of operational emissions abatement for BHP in FY2022. More than US$200 million has been included in approved budgets for FY2023 as our decarbonisation programs further mature, and we will continue expenditure of up to US$75 million over the coming years channelled towards partnerships with our customers in the steel sector.

1
Central Energy View reflects, and is periodically updated to respond to, existing policy trends and commitments. Lower Carbon View accelerates decarbonisation trends and policies, particularly in easier-to-abate
sectors such as power generation and light duty vehicles. For more information refer to the BHP Climate Change Report 2020 available at bhp.com.

2
This scenario aligns with the aims of the Paris Agreement and requires steep global annual emissions reduction, sustained for decades, to stay within a 1.5°C carbon budget. 1.5°C is above pre-industrial
levels. For more information about the assumptions, outputs and limitations of our 1.5°C Paris-aligned scenario, refer to the BHP Climate Change Report 2020 available at bhp.com.

3
There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed.

Our capital allocation process is structured to ensure capital expenditure plans are aligned with our FY2030 and 2050 operational emissions reduction target and goal. We expect to spend around US$4 billion on operational decarbonisation by FY2030, with plans reflecting an annual capital allocation of between approximately US$200 million and approximately US$600 million per year over the next five years. Going forward, as our climate response is further integrated into business-as-usual
planning, our spending on climate initiatives is expected to become increasingly indistinguishable from normal business spending.
How we think about and use carbon pricing
Our assets and markets are likely to continue to be subject to variations in regulation and levels of carbon pricing depending on location and industry. Similarly, the competitiveness of our products and the processes in which they are used will be impacted by the adoption of carbon legislation in customer countries. We utilise an explicit regulatory carbon price forecast for major BHP operational, competitor and customer countries. In determining our forecast, we consider factors such as a country’s current and announced climate policies and targets and societal factors such as public acceptance and demographics.
We have incorporated regional carbon price assumptions in our planning, investment decisions and asset valuations for more than 10 years. They are used together with our operational planning cases based on the current economic outlook for asset planning, asset valuations and operational decision-making.
Our carbon price forecasts are also used along with other qualitative and quantitative metrics, such as the outcomes of our 1.5°C Paris-aligned scenario analysis (refer to ‘Scenario analysis’ and ‘Capital alignment’), in our assessment of investments under the Capital Allocation Framework and to inform our portfolio strategy and investment decisions.
When considering initiatives to meet our operational emission medium-term target and long-term goal, we consider a number of additional metrics, including the initiatives’ position on our internal marginal abatement project cost curve, technology maturity and ultimate abatement potential. This informs the implied costs and benefits of our decarbonisation initiatives, allowing us to prioritise and rank those initiatives based on an implied price on carbon.
Physical risks
Our Adaptation Strategy outlines the proactive and collaborative approach we need to take to build the safety, productivity and climate resilience of our operated assets, investments, portfolio, supply chain, communities and ecosystems by adapting to the physical risks of climate change. We have analysed specific climate-related hazards and developed a more detailed approach to enable financial and economic evaluation of physical climate risks and adaptation measures in future years.
BHP requires operated assets and functions to identify and progressively assess potential physical climate change risks (including to our value chain) and build climate change adaptation into their plans, activities and investments. In FY2022, we progressed our Adaptation Strategy, conducting a physical climate risk identification process for our operated assets and supply chain. Risks associated with each hazard were prioritised in accordance with our risk process under BHP’s Risk Framework, including consideration of their materiality. Across our portfolio of operated assets and associated value chains, we have identified a number of common, high potential impact physical climate risks; where the ‘Highest potential impact physical climate risks across BHP’s operated assets’ table presents the top eight.
1
The risk management column in the table describes our current approach, which is subject to review for new or additional climate-related measures arising from the subsequent risk evaluation work program planned for our operated assets (including legacy assets) in FY2023.
E
quitable change and transitions
There are communities around the world that rely on mining certain commodities that may therefore be disproportionately impacted by the transition to a low-carbon economy. Solutions will require a multi-stakeholder approach including the local community, investors, financiers, government at all levels and, of course, resource companies such as BHP.
We have outlined our approach to equitable change and transition, taking into account the Paris Agreement and the International Labour Organisation’s (ILO’s) Just Transition Guidelines, in OFR 7.1, recognising the role of BHP through changes and transitions.
The approach to equitable change and transition will inform implementation of our strategy for decarbonisation and adaptation to the potential physical impacts of climate change, as well as apply to the intended closure of NSWEC.

1
The first seven risks in the table were selected based on the number of operated assets that identified them as material in accordance with BHP’s Risk Framework and the average Maximum Foreseeable Loss severity rating assigned to each. The absence of a tick means either the risk was identified at the asset, but not rated as material under our Risk Framework, or that it was not identified for that asset. Legacy assets and non-operated
joint ventures have been excluded from the analysis. Legacy assets are to be included in the risk evaluations planned for FY2023. The eighth risk in the table is a collation of material value chain risks with implications across the regions; its position in the table does not indicate its level of potential impact relative to the other risks.

Highest potential impact physical climate risks across BHP’s operated assets

	Minerals Australia					Minerals Americas
Risk description	BMA	NSWEC	Nickel West	Olympic Dam	WAIO	Escondida	Jansen	Pampa Norte	Risk management 1
Geotechnical instability and erosion of tailings storage facility (TSF) landforms and structures under conditions of extreme rainfall, leading to TSF failure	✓	✓	✓	✓	✓	✓	✓
Our approach to TSF failure risk management at operated assets is multi-dimensional and includes the following key elements: maintenance of dam integrity; operation, surveillance and maintenance; emergency preparedness and response; TSF governance and standards; and Group-level oversight and assurance.

The
Our Requirements for Tailings Storage Facilities
standard is aligned to the Global Industry Standard on Tailings Management (GISTM) and we contribute to efforts to improve TSF management across the mining industry, including through the ICMM Tailings Working Group. For more information on our management of TSF failure risk refer to OFR 7.18.

We are working to incorporate climate risk management into the TSF life cycle and have conducted a detailed study on the potential impact of climate change on Laguna Seca TSF at Escondida.

Water shortages impacting production, associated activities (e.g. dust suppression, ore handling) and reputation due to changes in average rainfall and temperature/evaporation	✓	✓	✓	✓	✓		✓
We have a range of risk management measures for our water-related risks, including consideration of climate change projections as relevant (and where available), covered in more detail at bhp.com/water.

Flooding of mine and/or key production infrastructure (e.g. plants, conveyor belts etc.) due to extreme precipitation	✓	✓	✓			✓	✓
Per above, risk management measures for our water-related risks are covered in more detail at bhp.com/water.

We have developed internal guidance on incorporating climate change projections into mine water planning, hydrologic assessment and infrastructure design.

We are conducting a pilot study on quantifying the potential impact of this risk, to inform future value-at-risk
assessments. While our methodology is still under development, our intent is to support more effective decision-making when prioritising capital investment in risk controls.

Disruption and/or damage to port and coastal infrastructure and operations due to higher sea levels, cyclones, storm surge and changes in marine ecosystems	✓	✓	✓		✓		✓
We maintain response plans for various scenarios that could impact our ability to access key markets, including physical disruptions of outbound supply chain logistics.

Stockpile and capacity management and use of weather forecasts are some of the tools that may assist in minimising operational disruption at our ports from weather and/or climate-related events.

We are undertaking more detailed evaluations of the potential climate change impacts for our port and coastal infrastructure, including at Port Hedland and Hay Point.

	Minerals Australia					Minerals Americas
Risk description	BMA	NSWEC	Nickel West	Olympic Dam	WAIO	Escondida	Jansen	Pampa Norte	Risk management 1
Workforce health and safety incidents due to extreme events (e.g. extreme temperature causing heat stress)	✓	✓	✓		✓		✓
The
Our Requirements for Health
,
Our Requirements for Safety
and
Our Requirements for Community
standards, together with BHP’s Risk Framework, govern our health and safety risk management approach.

At our operating sites, we have weather detection monitoring (e.g. wet bulb temperature) and associated weather preparation and response plans (including Trigger Action Response Plans (TARPs)) to enable our response to potential extreme weather events. Our sites also have Emergency Management Plans in place, and personnel trained in emergency response.

Disruption and/or damage to electrical infrastructure (e.g. motors, cooling and control systems) due to extreme temperatures	✓	✓	✓	✓
We aim to operate our critical equipment in accordance with industry best practice and ensure that critical equipment components are compliant with relevant design standards. We have extensive inspection and maintenance routines, hold inventory of critical spares, and undertake detailed contingency planning, in order to remain resilient in the face of potential equipment failure or inefficiencies.

A number of our sites in FY2023 will evaluate the potential impact on electrical infrastructure of extreme temperatures under different climate scenarios.

Disruption and/or damage to water supply infrastructure due to extreme precipitation or flooding				✓		✓		✓
Regular maintenance of water infrastructure, such as treatment plants, pipelines and tanks is critical to ensure that water is adequate for our operated assets, both in quantity and quality.

BHP requires our water infrastructure to be designed and constructed to meet internal and external standards.

Disruption in the supply of critical production inputs and critical infrastructure due to extreme weather events	Identified as value chain risks across the relevant regions
We assess supply categories according to commercial dependency and supplier risk, both elements that have informed our selection of key value chain inputs for further evaluation of physical climate risk. This work aims to minimise potential adverse impacts from physical climate risk in our value chain.

At our Spence copper asset, we have assessed supply chain resilience in relation to the impact that swells, extreme rainfall, earthquakes and tsunamis could have on the supply of diesel, sulphuric acid and supplies for concentrates. The assessment identified specific mitigating controls for consideration by the asset.

To underpin the subsequent risk evaluation work program planned across all of our operated assets (including legacy assets) and key supply chain infrastructure, we have sourced projections of acute and chronic climate variables from a leading climate science consultancy. The risk evaluation process will be a further step toward identifying and prioritising additional adaptation measures and reporting potential financial impacts in later years, including a value-at-risk
range. We have already allocated US$200 million to studies on physical climate risk prevention and mitigation measures at our Minerals Americas operated assets.

1
The risk management measures in this column describe our current approach, which is subject to review for new or additional climate-related measures arising from the subsequent risk evaluation work program planned across all of our operated assets (including legacy assets) in FY2023.

We have also identified a number of opportunities to adapt to the potential physical impacts of climate change, primarily related to improving operational efficiency and innovation, taking collaborative action to grow the resilience of our value chain, and supporting local communities and ecosystems. In FY2023, we plan to undertake risk evaluations at our operated assets (including legacy assets) including assessment of chronic physical risks, implement any ‘quick win’ adaptation actions and initiate studies on measures expected to require significant capital investment. We also plan to further study prioritised value chain risks to understand with more specificity where risk is concentrated. These actions are intended to contribute to addressing the climate-related risks noted under the Inadequate business resilience risk factor in OFR 9.1. We also intend to continue to build an understanding of how the communities where we operate may be impacted by future climate events and embed consideration of ecosystem-based adaptation, to contribute to both climate resilience and BHP’s biodiversity commitments and goals.
Our operational decarbonisation pathway
Decarbonising electricity
Decarbonising electricity by switching to renewables at our operated assets is a priority decarbonisation lever for this decade, in addition to a focus on preparing the business for widespread diesel displacement in the 2030s. The majority of our electricity supply is delivered via electricity networks and is accounted for as Scope 2 emissions. We are currently working to reduce Scope 2 emissions via renewable energy PPAs, such as those already executed in Chile, Queensland, South Australia and grid connected sites in Western Australia. Additionally, work is underway to decarbonise remote power demands in Western Australia either through PPAs with independent power producers or via ‘behind the meter’ renewable energy installations where we self-generate electricity in the Pilbara.
Power decarbonisation progressed with key successes in FY2022 including:

•	The Minerals Americas PPAs became operational in August 2021 and January 2022, with Escondida and Spence aiming to use 100 per cent renewable electricity by the mid-2020s.

•	BMA’s PPA with CleanCo will deliver approximately 50 per cent of its annual electricity from renewable sources by 2025. 1

•	Nickel West signed PPAs to provide its operations with renewable power, with agreements for the Flat Rocks Wind Farm, the Merredin Solar Farm and the Northern Goldfields Solar Project.

•	Olympic Dam entered into renewable energy supply arrangements for up to 50 per cent of its electricity by 2025. 2
Decarbonising diesel
Diesel displacement represents the largest technical challenge to our decarbonisation pathway for operated assets in terms of the magnitude of GHG emissions abatement required, predominantly driven by consumption by our haul truck fleet. We are taking steps now to accelerate the essential role that original equipment manufacturers must play in the development of new equipment to address emissions from our trucks and rail fleet. This includes partnerships to trial battery-electric locomotives, to develop electrified haul trucks and collaboration such as the ‘Charge On Innovation Challenge’ aimed at developing concepts for large-scale haul truck electrification and charging systems. In addition to progressing the availability of fleet solutions for zero emission material movement, we are working on readying the business for electrification of material movement by better understanding the energy balance associated with a fully electrified operation, quantifying future electricity demand and associated infrastructure requirements (e.g. transmission lines), modelling potential changes to our concept of operations, and evaluating our reliance on supporting infrastructure such as trolley lines and fast charging capabilities.
Decarbonising fugitive emissions
Although currently relatively small in relation to other emissions sources at BHP’s operated assets, fugitive methane emissions pose considerable technical and economic challenges for our abatement ambitions. We are working closely with a range of leading organisations in technology, research and industry across the globe, to develop new approaches and address the issue collectively. This includes investigating opportunities for improving the comprehensiveness and accuracy of methane emissions measurement. Under current reporting requirements, we use a combination of direct measurement and default, production-based factors for different coal mine methane sources. While emerging satellite and aerial-based sensing technology is providing new and potentially valuable perspectives, much more work is required to understand its practical application to geographically large, diffuse sources of very dilute methane such as open cut coal mines – particularly in crowded neighbourhoods such as the Bowen Basin and Hunter Valley where numerous mines co-exist
in close proximity with a range of other significant industrial and agricultural methane sources.
Project prioritisation
Through studies and our capital allocation process, we seek to optimise the risk and reward proposition for operational decarbonisation projects to allocate capital and optimise decarbonisation at a portfolio level. We have developed an internal marginal abatement cost curve designed to support the allocation of capital towards the most economically efficient and effective decarbonisation projects.
We regularly monitor our forecasted operational GHG emissions to check we are on track. As a result of actions taken in recent years, particularly securing the supply of renewable energy at some operations, we achieved our short-term target, for FY2022, and our currently projected performance in FY2030 is tracking to plan against our medium-term target. Progression of planned project studies are regularly reviewed.

1	Including the purchase of large-scale generation certificates (LGCs).

2	Including the purchase of LGCs. A portion of the LGCs are to be created from the new Port Augusta Renewable Energy Park.

Value chain GHG emissions
We recognise the importance of supporting the climate transition in our value chain. In 2020, BHP set Scope 3 emissions goals for 2030 to support decarbonisation for processing of our steelmaking products and maritime transportation of our products. In 2021, we added to these goals with a long-term goal and targets for Scope 3, supported by an action plan of working with industry, including our customers and suppliers, to achieve sectoral decarbonisation. Refer to ‘BHP’s climate change targets and goals’ for our goals and targets for Scope 3 emissions. As a producer of materials that are essential building blocks of decarbonisation, BHP is supporting the global transition to a more sustainable development trajectory by evolving the solutions we provide to our customers and the solutions we procure from our suppliers and partners.
Progress in FY2022
Steelmaking
In FY2022, we progressed our work in supporting the steelmaking industry to accelerate decarbonisation. To support positive climate outcomes in both the near term and long term, we believe it is important to help enable our customers at whatever stage of the ‘steel decarbonisation framework’ they are in. This ‘steel decarbonisation framework’ is designed by BHP to describe the technology pathways to decarbonising the global integrated iron and steel industry.
BHP’s customers in steelmaking are diverse, with some integrated steelmakers in the ‘optimisation’ stage, focused on energy and process efficiency, increasing scrap ratios and raw materials optimisation. Other customers are exploring ‘transition’ stage solutions like alternative fuels, modified blast furnace (BF) operations, and end-of-pipe
solutions like Carbon Capture and Utilisation (CCU) and Carbon Capture, Utilisation and Storage (CCUS). Some companies are investigating the viability of ‘green end-state’
technologies, such as hydrogen-based direct reduction iron (DRI) with electric arc furnace steelmaking and direct electrolysis processes, like molten-oxide electrolysis.
Steel decarbonisation framework

Potential emissions intensity reduction	Optimisation stage 20% CO 2 reduction vs. BAU 1	Transition stage 50-60% CO 2 reduction vs. BAU	Green end state 90% CO 2 reduction vs. BAU
Customer partnerships	• HBIS: Enhanced lump utilisation, slag recycling • POSCO: Coke quality optimisation • JFE: Coking coal and iron ore impact on agglomeration	• Baowu: Modified BF oxygen and hydrogen injection • Baowu & POSCO: CCUS application within integrated steelmaking • Tata: Use of biomass and CCU	• HBIS: Hydrogen DRI • JFE: DRI pathways with BHP ores

Innovation & technology	• R&D novel beneficiation technologies • R&D microalgae blending for premium coking coal quality	• R&D ultramafic sequestration • R&D with Hatch and University of Newcastle on hydrogen injection into modified BF • Supported the CCUS Knowledge Centre, as a member of the CO2CRC	• Ventures completed lab trials producing metallic iron using BHP ores with Boston Metal and Electra Steel

Product & portfolio	• Studying beneficiation at our Jimblebar iron ore operation • Studying improvements of BMA metallurgical coal quality		• Testing programs to assess performance of BHP’s ores in DRI and electric furnace steel production

Advocacy & standards
•  Joined the Global
Low-Carbon
Metallurgy Innovation Alliance, which is led by Baowu and includes World Steel Association and many steel industry stakeholders

•  Engage with industry decarbonisation initiatives, including our customers, Responsible Steel, and the Australia Industry Energy Transition Initiative, by sharing expertise and participating in consultation on emissions standards and accelerating decarbonisation pathways

1	BAU means business as usual, referring to a trajectory of steelmaking emissions intensity if no changes occur.

Our strategy to support steelmaking is to partner, innovate, advocate and supply the optimal products across these stages. Access by steelmakers to higher-quality metallurgical coal and iron ore products, which enables them to be more efficient and lower-emissions intensity, is an important component of the transition to a low-carbon
future. To support this, we are assessing the opportunity to implement beneficiation at our Jimblebar iron ore operation and metallurgical coal product improvements at our BMA operations.
In FY2022, BHP signed a Memorandum of Understanding (MOU) to partner with South Korean steelmaking company POSCO to study optimising coal/coke quality for low-carbon
blast furnace operation and CCUS. This is in addition to our existing partnerships with Baowu, JFE and HBIS. Across the four partnerships, we are working with companies that represent approximately 12 per cent of reported global steel production capacity, covering 31 per cent of our direct sales in iron ore and 19 per cent in metallurgical coal in FY2022. BHP has committed to invest up to US$75 million in research and development of steel decarbonisation pathways through these customer partnerships. The goal of these partnerships is to support the maturation and scaling-up
of
fit-for-purpose
solutions across the steelmaking value-chain in all stages of steel decarbonisation.
We intend to progress our customer partnerships over three phases:

1.	Conduct feasibility studies or lab/bench-scale research and development in priority areas.

2.	Pilot-scale trial, where we jointly test potential solutions to key technical challenges at a larger scale that is sufficient to understand the impact of raw material and operational parameters.

3.	Trial at a customer plant, where we focus on optimal, high impact decarbonisation solutions for deployment on a limited basis at select sites.
In FY2023, we intend to progress a subset of existing customer partnerships on projects that in aggregate have the potential to deliver 30 per cent emissions intensity reduction if adopted at scale post-2030. We will also continue exploring other partnerships that are complementary to our geographic or technology priorities, or that can help make existing projects more effective and efficient. For instance, on 20 July 2022, we announced a new MOU with Tata Steel to collaborate on the use of biomass as a source of energy and the application of CCU in steel production.
Maritime
Our strategy for supporting the maritime industry’s climate transition includes advocacy, adoption of low-
and
zero-emissions
fuels or other efficiency technologies (like wind-assisted propulsion) and deploying real-time data analytics to optimise vessel and route selection to improve operational efficiency. For example, in FY2022:

•
Advocacy:
We signed the industry call to action with more than 150 other organisations urging governments to commit to decarbonising international shipping by 2050, surpassing the levels of ambition set out in the International Maritime Organisation’s Initial GHG Strategy. This is in addition to the advocacy work we do with the Global Centre for Maritime Decarbonisation in Singapore, of which we became a founding member in FY2021.

•
Zero-emission fuels:
We joined the US Government’s First Mover’s Coalition, launched at COP26 in Glasgow, as a member in the shipping sector. This means we commit to 10 per cent of BHP’s products shipped to our customers on our time charter vessels being on vessels using zero-emissions
fuels by FY2030.
1
BHP has also formed a consortium with Rio Tinto, Oldendorff, Star Bulk and the Global Maritime Forum to analyse and support the development of an iron ore maritime green corridor, fuelled by green ammonia.

•
Transition fuels:
We progressed use of LNG as a transitional fuel. BHP has chartered the world’s first
LNG-fuelled
Newcastlemax bulk carriers to transport iron ore from Western Australia to Asia from Eastern Pacific Shipping (EPS) for five years and awarded the LNG fuel contract to Shell. The fuel, along with improved efficiency of the vessel design, is expected to reduce GHG emissions intensity by up to 30 per cent on a per voyage basis. We have already operationalised two vessels and expect to deliver another three vessels in FY2023. BHP is also exploring biofuels as an interim GHG emission abatement option for shipping. In FY2022, we issued a Request for Proposal for procurement of sustainable-certified (REDII or ISCC)
2
biodiesel.

1	Subject to the availability of technology, supply, safety standards and the establishment of reasonable thresholds for price premiums.

2	Renewable Energy Directive or International Sustainability and Carbon Certification.

Procurement
In FY2022, we conducted a survey and assessment of the climate positions of our top 500 direct suppliers, representing approximately 76 per cent of our spend.
1
Through this study, we found that 27 per cent of the suppliers surveyed have Scope 1 and Scope 2 targets and/or goals aligned with our own. In the coming years, we intend to systematise our tracking and engagement of suppliers in relation to their public climate strategies.
In order to engage and incentivise our suppliers, we integrated climate commitments into our sourcing document and evaluation criteria. We intend to continue to refine and integrate metrics related to incentivising positive climate outcomes from our suppliers going forward.
Natural climate solutions
Investing in natural ecosystems is a cost-effective and immediately available solution to mitigate climate change that often provides sustainability co-benefits,
such as biodiversity conservation, improved water quality or support for local communities. We support the development of market mechanisms that channel private sector finance into projects that increase carbon storage or avoid GHG emissions through conservation, restoration and improved management of terrestrial landscapes, wetlands and coastal and marine ecosystems. We focus on project support, governance, knowledge and innovation, and market stimulation for carbon credits generated by these projects. For example, in FY2022 we launched a new A$3 million grants program to help drive the development of the Australian blue carbon market by providing funding and support to emerging blue carbon projects.
2
Governance
BHP advocates for the development of efficient global carbon markets that facilitate high-quality offsetting that is both cost-effective and delivers broader sustainability co-benefits.
We are an active member on several international carbon markets bodies including the International Emissions Trading Association and the Taskforce on Scaling Voluntary Carbon Markets.
Use of carbon credits or offsets
BHP prioritises emissions reduction at our operated assets to achieve our Scope 1 and 2 target and goal, with investments in external carbon offset projects considered complementary to this ‘structural abatement’. Although we prioritise internal emission reduction, we acknowledge a role for offsets in a temporary or transitional capacity while abatement options are being studied, as well as for ‘hard to abate’ emissions with limited or no current technological solutions, and where access to renewable energy is constrained.
BHP has five potential ‘use cases’ for carbon offsets, to complement the structural emissions abatement that we prioritise (refer to the ‘BHP Carbon Offset Use Cases’ table). This includes contributing to our Scope 1, 2 and 3 emission reduction targets and goals and complying with emissions regulations (e.g. under the Australian Safeguard mechanism) as we work to decarbonise our business. We use our social investment to fund research into new and emerging natural carbon offsetting methodologies, and to fund offsets projects with social value co-benefits
in line with our social value framework.
3
We also explore commercial opportunities to work with organisations in our value chain to supply offsets to supplement their focus on emissions abatement, including the bundling of offsets into product transactions.
4

1
This percentage is calculated as a share of our total spend in FY2021, and total spend is defined as the categories of spend that are relevant to Scope 3 emissions reporting categories, which excludes intra-company payments, internal payroll, community and charitable donations, and expenses associated with regulatory compliance and taxation.

2	For more information refer to bhp.com/news/articles/2022/06/new-bhp-grants-to-support-blue-carbon-market.

3	For more information refer to bhp.com/sustainability/communities/social-investment.

4
For example, we undertook a pilot carbon neutral commodity transaction with US copper cable and wire manufacturer, Southwire. We did not retire any of the offsets tied to that transaction against our own voluntary targets or goals. For more information refer to
bhp.com/news/media-centre/releases/2021/10/bhp-and-southwire-collaborate-for-first-carbon-neutral-copper-cathode-delivery
.

Sourcing
We perform due diligence designed to ensure we invest in carbon offsets that adhere to the following minimum quality standards:
1

•	Registered under an internationally recognised standard that independently verifies and issues voluntary carbon credits and/or satisfies national carbon offset standards for compliance offsets.

•	Adheres to a robust emission reduction accounting methodology to provide assurance of the volume of emissions reduced through a project.

•	Demonstrates that the emissions reductions are additional to ensure that the emissions would not have been reduced in the absence of a carbon offset market.

•
Has a high likelihood of permanence
to ensure the emissions reduction are ongoing and not reversed (e.g. in the case of forestry projects, the trees are not cut down or destroyed by a natural disaster).

•
Provides robust mitigation against leakage
ensuring an offsetting project does not increase emissions elsewhere (e.g. an area is protected from deforestation through offsetting but another forest area is destroyed).

•	Demonstrates high environmental and social integrity ensuring no broader social or environmental harm (e.g., hydropower projects that require forest clearing and community displacement).

•	Restrict early vintage years to avoid claiming emissions reduction from activities that occurred a long time ago; typically this means not purchasing offsets with a vintage greater than five years.
BHP’s carbon offsets are from a variety of sources including (but not limited to) spot markets and project origination. We see a role for offsets from solutions that remove atmospheric carbon as well as avoid emissions. While we prioritise offsets from nature-based solutions, we also consider the sourcing of offsets from engineered solutions.
BHP is committed to transparently disclosing the carbon offsets that we retire towards meeting our own climate change targets and goals. We did not retire any offsets for this purpose in FY2022.
Engagement and disclosure
Achieving the aims of the Paris Agreement will require supportive policy across jurisdictions globally. The policy-making process is complex, and change is unlikely to be smooth or linear. We believe BHP can best support policy development by ensuring we meet our own climate targets, goals and strategies, continuing to make the case for the economic opportunities arising from the energy transition, and focusing on those policy areas where we are likely to have the greatest ability to influence change.
Our Global Climate Policy Standards clarify how our policy positions on climate change should be reflected in our own advocacy and the advocacy of the associations we belong to. Over the past five years, we have introduced a range of measures to strengthen governance of our membership of industry associations and monitor their climate change advocacy.
More information on our approach to industry associations is available at bhp.com/about/operating-ethically/industry-associations.

1	For more information refer to bhp.com/sustainability/climate-change/carbon-offsets .

BHP was one of the first companies to align its climate-related disclosures with the recommendations of the Financial Stability Board’s TCFD, of which our Vice President Sustainability and Climate Change, Dr Fiona Wild, has been a member since its inception in late 2015. We published our Climate Change Report in 2020, and also participate in the CA100+ Net Zero Carbon Benchmark (NZCB), which assesses the world’s largest corporate GHG emitters on their progress in the transition to the net zero future.
In September 2021, we published the CTAP, which sets out the steps BHP intends to take to reduce GHG emissions to net zero within our own operations and to pursue net zero in our value chain. The CTAP received approval from 84.9 per cent of shareholders in the ‘Say on Climate’ advisory vote at our AGMs in 2021.
We also engage on policy matters directly with government and through our membership of industry associations and issue-specific coalitions and initiatives. Examples of these engagements are provided at bhp.com and in the ’Climate policy engagement’ section of our CTAP.
Our TCFD-aligned disclosures and information in support of our NZCB assessment can be found throughout this Report, in our BHP Climate Change Report 2020 and CTAP and at bhp.com. For a navigator showing where to find relevant information in relation to the TCFD recommendations refer to ‘TCFD index’ in OFR 7.1.
7.9    Value chain sustainability
Our role as both a supplier and a customer means it is important we have a coordinated and integrated approach to sustainability across the value chain. We strive to work with our customers, suppliers and other stakeholders in the value chain to create social value through sustainable practices across the full life cycle of our products.
BHP takes a systems approach to value chain sustainability, designed to assess and work with others to improve the sustainability impacts of our upstream supply chains, inbound and outbound logistics, and our products as they move through extraction, processing and use.
In FY2022, BHP developed a sustainability standards strategy that defines our pathway for the implementation of responsible mining and sourcing standards. The strategy is focused on the foundations needed to enable a more efficient adoption of standards to better position BHP’s participation in the sustainability standards landscape. We also established a global sustainability standards team to enhance our systems and processes, integrate planning and enable a more strategic approach to the governance and implementation of sustainability standards across BHP’s operated assets. This team also has accountability for sustainability reporting and disclosure, bringing together our work on sustainability standards and further strengthening our approach to transparency and standards across the value chain.
The standards that form part of our strategy are:

•	the Copper Mark

•	the London Metal Exchange (LME) Policy on Responsible Sourcing of LME-Listed Brands

•	the ICMM Mining Principles and associated Performance Expectations

•	the Global Industry Standard on Tailings Management

•	Towards Sustainable Mining (TSM)

Accreditations
Our Chilean operations Escondida and Spence, and Olympic Dam in Australia were awarded the Copper Mark during FY2022 to recognise their responsible production practices. The Copper Mark is a voluntary assurance framework that independently assesses participants in 32 critical areas, including environment, community, human rights and governance issues for mining, smelting and refining operations.
Escondida, Spence and Olympic Dam also completed independent third-party verification of self-assessments against the ICMM Mining Principles and associated Performance Expectations. The ICMM Mining Principles require member companies to conduct a prioritisation process to determine which assets will be subject to third-party validation across a three-year cycle. All BHP’s operated assets have completed their self-assessments and the external validation sequence has been determined in consideration of commitments made by BHP to other standards, such as Copper Mark and the LME Policy on Responsible Sourcing of
LME-Listed
Brands, to enable operational efficiencies.
We recognise the importance of engaging in the sustainability standards ecosystem and we support simplification of the standards landscape and convergence of standards. Integrating multiple global and commodity-specific standards is a complex task and in FY2022 we engaged in a number of forums focused on sustainability standards – through the ICMM, the Minerals Council of Australia and the Mining Association of Canada as well as with standard-setting bodies like the Copper Mark, and the OECD and LME.
In FY2022, BHP disclosed aspects of our sustainability performance through the LMEpassport, which is the LME’s new digital credentials register to enable companies that trade
LME-listed
brands to disclose their sustainability metrics and certifications at corporate, asset and brand levels. BHP added information related to our copper and nickel
LME-registered
products from Olympic Dam, Escondida, Pampa Norte and Nickel West.
Due diligence
In FY2022, a cross-functional team defined a clear scope and began developing a due diligence management system for our minerals and metals supply chain that aligns with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance). This means that, for our operated assets and our inbound supply chain of minerals and metals, BHP intends to adopt the OECD Guidance’s Annex I five-step, risk-based due diligence framework in the form of a new due diligence management system. The new system will involve updating policies and procedures, and ensuring appropriate resources designed to identify, assess and manage risks in our minerals and metals supply chain where there is any origin, transport or trade association with conflict-affected and/or high-risk areas.
Alignment with the OECD Guidance is a reflection of better practice supply chain due diligence and it is also a requirement under the responsible sourcing standards of leading mining and metals industry bodies, including the LME, the Copper Mark, the ICMM and TSM. In FY2023, we aim to finalise our OECD-aligned due diligence management system and commence implementation of that system for our minerals and metals supply chain. For more information about the scope of our OECD-aligned due diligence refer to our Modern Slavery Statement 2022 at bhp.com.
Emerging sustainability initiatives
We also continue to identify sustainability-related opportunities in BHP’s value chain.
We see traceability as a key enabler to lifting sustainability standards across the value chain. In FY2022, BHP and leading US copper cable and wire manufacturer, Southwire, completed their first ‘carbon neutral’
1
copper transaction, involving delivery from BHP’s mines in Chile to Southwire’s processing activities in Georgia, United States. The pilot forms part of a collaboration for BHP that reflects our Climate Transition Action Plan commitment to support industry to develop technologies for improved traceability and the pursuit of carbon-neutral production.
Additionally, circular economy principles are an increasingly critical consideration for building sustainable supply chains in relation to our commodities that meet growing demand for our products, support goals to reduce GHG emissions and minimise the impact of mining and downstream processing on the environments and communities where we operate. Across the business, we are working to identify opportunities that leverage our capabilities to create solutions that can contribute towards a circular economy.

1
‘Carbon neutral’ is not intended to imply certification under any standard or application of a particular methodology and includes all those greenhouse gas emissions as defined for BHP reporting purposes.

7.10    Community
Making a positive contribution to the social and economic wellbeing of the communities where we operate requires long-term partnerships based on respect, transparency and trust. Our approach to community and Indigenous engagement, social investment, cultural heritage and human rights are governed by the
Our Requirements for Community
standard and
Our Code of Conduct.
Community understanding
We understand our activities have the potential to create social, cultural, environmental and human rights impacts, both positive and negative. To analyse the potential risks to communities where we operate, we conduct due diligence to better understand social and human rights contexts, work collaboratively with our community stakeholders, and look for opportunities to create social value.
As part of our due diligence processes, we conduct community perception research in local host communities for each of our operated assets every two years. In FY2022, quantitative and qualitative surveys at all operated assets provided insights into the public’s general concerns and priorities as well as perceptions of mining sector and BHP performance. Globally, community perceptions of our overall performance is positive, being on par or above average when compared to others in the sector in most markets. We tend to be perceived as being safety driven, behaving in a way that promotes diversity and inclusion, having a positive relationship with the community, and providing opportunities for local employment and procurement. The areas where people perceive room for improvement include exceeding regulatory requirements, doing the right thing by the environment, being a leader in water management and taking a more active role in the global response to climate change.
Our operated assets are also required to maintain annual stakeholder engagement plans and conduct regular engagement activities, including one-on-one
meetings, multi-stakeholder roundtables, issue-based consultation and written communications. These engagements provide a valuable space for more open and in-depth
dialogues with stakeholders on issues such as those raised in our community perception research, exploring mutually beneficial solutions and building trust.
Community events, complaints and grievances
With no significant community events recorded as resulting from BHP operated activities in FY2022, our five-year target of no significant community events between FY2018 and FY2022 has been met.
1
There were 50 community concerns and 106 complaints (five of which were classified as grievances)
2
received globally across our operated assets through our local complaints and grievance mechanisms. This represented a total increase of 8 per cent from FY2021 figures. The increase is attributable in large part to an overall rise in the level of community reporting, which we consider to be a positive sign that provides earlier opportunities to seek to address issues and understand sentiment to avoid or reduce the adverse impact and risk of escalation.
These concerns, complaints and grievances included:

•	The two most common themes across BHP operated assets were concerns regarding: (i) the continued impacts of the COVID-19 pandemic and associated recovery initiatives; and (ii) local employment.

•
In Chile, community concerns focused on environmental impacts and the overall sustainability of the mining industry, the development of local communities and the impacts of automation. Complaints about contractor behaviour included claims that certain commitments were not honoured and some local Indigenous community stakeholders raised concerns about water resources in the high Andean wetlands and greater employment opportunities at Escondida.

•
In Canada, community concerns and complaints related to the increase in activity at the Jansen Potash Project, including routes of haul trucks and greater community support and local procurement opportunities.

•
In Australia, key community issues centred on local employment and associated skills and labour shortages, the impact on local procurement from supply chain delays, and our
COVID-19
vaccination mandate with particular mental health and wellbeing concerns raised by Traditional Owners. Community complaints also related to operational impacts, largely lighting, dust, noise, odour, emissions, blasting overpressure and vibration.

•
Following the announcement of the divestment of our interest in BMC, some local stakeholders focused on whether community support would continue under new ownership and the local Traditional Owners sought assurance that the Indigenous Land Use Agreement would be honoured by the new owners.

•
The announcement that BHP would retain New South Wales Energy Coal and intends to proceed with a managed process to cease mining at the asset by the end of FY2030 was received in a neutral to positive manner overall, with community stakeholders generally expressing support for BHP retaining the asset to a managed closure rather than selling to new owners.

1
A significant event resulting from BHP operated activities is one with an actual severity rating of four or above, based on our internal severity rating scale (tiered from one to five by increasing severity) as defined in our mandatory minimum performance requirements for risk management.

2	An event or community complaint relating to an adverse impact/event that has escalated to the point where a third-party intervention or adjudication is required to resolve it.

While we have collected information and sought to understand community issues for some time, in FY2022 we identified opportunities to enhance the visibility and representation of community issues across BHP, including:

•
broadening our community data sets to create a more integrated and multidimensional understanding of community issues, including the incorporation of inputs received via Indigenous-specific engagement channels

•	greater data triangulation and the overlay of regional, national, global and industry emerging trends analysis with local insights

•	implementing an enterprise-wide stakeholder management system with linkages to our local community complaint and grievance mechanisms

•	enhancing internal understanding of reporting processes, systems and requirements

More information is available at bhp.com/community.

7.11    Human rights
Governance and capability
The basis for BHP’s human rights approach is an ongoing commitment to operate in a manner consistent with the UN Guiding Principles on Business and Human Rights (UNGPs) and the 10 UN Global Compact Principles.
Our Human Rights Policy Statement (HRPS) details our commitment, including the additional issue-specific frameworks we adhere to as well as the standards and processes set out for our people, business partners and other relevant parties. Updates to the HRPS commenced in FY2022 to more clearly articulate how our human rights governance and due diligence approach is organised.
Our Code of Conduct (Our Code)
, which applies to everyone who works for us, with us, or on our behalf, includes a section on human rights. Annual training on
Our Code
is mandatory and we provide an additional introductory human rights training video on our internal learning system and our website. Teams within Corporate Affairs and Commercial who lead our operational and supply chain human rights practices completed further human rights training with an external expert to better support their capabilities to identify and manage human rights risks and potential impacts. Our Directors also participated in human rights training, led by an external expert.
Due diligence
In FY2022, we used human rights impact assessments completed in FY2021 to conduct a gap analysis of each operated assets’ material risk profile (as recorded in our enterprise risk management system) and identified opportunities for improvement, including:

•
better representing the human rights context and potential impacts to human rights for existing material risks, including labour conditions (such as sexual harassment and mental health) and environment (such as climate change, water and biodiversity)

•
improving representation of specific human rights risks in our risk profile, such as risks in local procurement programs that operate independently of our global procurement process, the risk of violating consultation and consent frameworks that respect the rights of Indigenous peoples, the risk of lacking accessible and effective complaints and grievance mechanisms, and analysis regarding potential impacts specific to vulnerable groups (such as Indigenous peoples, women and LGBT+ community)

We are reflecting these learnings in our internal governance standards and processes, which are planned to be updated in FY2023.
In FY2023, relevant risk owners and regional teams will work with our human rights subject matter experts to progress these opportunities for improvement. We intend to also pursue opportunities to improve our overall due diligence process, such as enhancing our external human rights research, better highlighting stakeholder voices throughout our due diligence and better integrating human rights analysis into business planning cycles and our Risk Framework.
Our Modern Slavery Statement 2022, prepared under the Australian Modern Slavery Act (2018) and UK Modern Slavery Act (2015), provides additional information regarding the management of modern slavery risks for our operations and global supply network and is available at bhp.com.
Response and remedy
In FY2022, we continued to evaluate feedback from our stakeholders, external experts, and internal teams on how to make our complaints and grievance mechanisms more accessible and our internal culture and processes more effective in identifying concerns that have a human rights connection. We plan to embed this feedback in our approach by the end of FY2023.
We recognise our business activities create human rights risks and potential impacts across several different areas. In FY2023, we will continue to integrate a human rights perspective when designing, implementing and evaluating our ways of working related to these issues. The human rights signpost table highlights the priority areas identified by our human rights impact assessments and where key updates may be found in this Report.

Reporting and disclosure
During FY2023, we intend to develop a refreshed human rights reporting framework that will:

•	better align to the UNGP Reporting Framework Index

•	include quantitative metrics for our operations and our supply chain, as well as qualitative commentary and the voices of rights holders

•	focus on mid- to long-term outcomes in addition to short-term outputs

7.12    Security services
Security risk management
Identifying, understanding and managing physical security risks is critical to the protection of BHP’s people, assets and reputation.
The security risks we face are complex, constantly evolving and differ across the jurisdictions where we operate. We seek to understand the physical security threats we face, to inform the development of security programs that protect our people within a dynamic and constantly changing external environment. We use security controls and mandatory minimum performance requirements to reduce the likelihood of security risks materialising and mitigate their impact if they do. We support this with external environment monitoring, including through our enterprise emerging risk process, to identify changes in the external environment that could shift our exposure to security threats across the jurisdictions where we operate.
BHP is committed to aligning with the Voluntary Principles on Security and Human Rights and sets mandatory minimum performance requirements for our operated assets, to support implementation of these principles.
Responding to a rapidly changing external environment
We are operating in an increasingly volatile, uncertain world, where the physical security risks we face are evolving from local criminal activity and asset protection risks to more complex transnational threats, which transcend traditional asset and jurisdictional boundaries. Key emerging themes include social activism, international criminal enterprise, global terrorism and war. We are also seeing the increasingly integrated nature of physical security with other risk areas, including the physical security threats that stem from cybersecurity risks or climate-related risks. These threats are developing against a backdrop of increasing anti-government sentiment, inequality and political polarisation across the globe; challenges that have been exacerbated by
COVID-19.
To respond to this shifting external landscape, in FY2022 we established a new Group Security function, to provide additional expertise and support to the business and conduct assurance over security risk management globally.
Priorities for the function include revising our security framework, to refresh BHP’s mandatory minimum global security requirements and developing a consistent taxonomy for defining and categorising security threats. This is designed to support robust security risk identification across our operated assets and functions. The team will also build upon its existing network of intelligence sources in FY2023, by establishing an integrated approach to threat intelligence. This will provide decision-makers with a tailored and consolidated view of security insights and support risk-informed decisions.
We are also enhancing BHP’s understanding of the key intersecting security risks that could impact us to provide an integrated view of potential vulnerabilities. This will be complemented by the implementation of a structured global assurance program.

7.13    Indigenous peoples
We respect the distinct identities and perspectives of Indigenous peoples and recognise the rights, cultures, insights, aspirations and needs that result from those identities and perspectives. We also recognise our responsibility to develop partnerships based on respect and to pursue mutually beneficial outcomes. These responsibilities are central to BHP’s Global Indigenous Peoples Framework.

Global Indigenous Peoples Framework

BHP Indigenous Peoples Policy Statement

BHP aims to be a partner of choice for Indigenous peoples through which our relationships contribute to their economic empowerment, social development needs and cultural wellbeing.

BHP Indigenous Peoples Strategy

Governance

Indigenous peoples should derive significant and sustainable benefit from BHP operations through the effective governance and management of land access, cultural heritage management, agreement-making and benefit distribution processes.

Economic empowerment

BHP seeks to contribute to the economic empowerment of Indigenous peoples through investment which provides opportunities for employment, training, procurement and Indigenous enterprise support.

Outcomes

Social and cultural support

BHP will seek to contribute to improved quality of life for Indigenous peoples through voluntary social investment, support for reinforcement and promotion of Indigenous culture and building the Indigenous cultural awarenesss of our workforce.

Public engagement

BHP will seek to contribute to specific initiatives, programs and public policy processes which advance the interests of Indigenous peoples consistent with the BHP Indigenous Peoples Policy Statement.

Regional Indigenous Peoples Plans

BHP Good Practice Guidance

The Global Indigenous Peoples Framework consists of three key elements:

1	BHP Indigenous Peoples Policy Statement

2	BHP Indigenous Peoples Strategy and Good Practice Guidance

3	Regional Indigenous Peoples Plans
First adopted in FY2015, this Framework has played a key part in guiding BHP towards being an organisation that engages meaningfully and respectfully with Indigenous peoples. However, it has been several years since it was developed and during this time the external environment and BHP’s own purpose, strategy and operating footprint have significantly evolved. Accordingly, BHP has undertaken a review of the Framework, informed by an extensive process of internal and external research and consultation, including extensive engagement with Traditional Owners and First Nations representative organisations, leading external experts, BHP employees and leaders, and several investors.

This review has identified a number of opportunities for BHP to further strengthen the Framework, so that it continues to be aligned with our purpose, advances across our mandatory minimum requirements for community and human rights, and our social value framework and new 2030 goals.
BHP agreement-making processes are built on the core principles of good faith negotiation aimed at achieving consent, with a focus on understanding the historical, legal, social, cultural and political contexts relevant to Indigenous peoples in the areas where we operate or seek to operate; and how our activities might impact the rights of potentially affected Indigenous peoples.
The newly established Global Indigenous Engagement and Community team continues to progress immediate opportunities for alignment and improvement initiatives across our operated assets and functions, globally. New senior Indigenous leaders have been appointed and are actively working with the regional teams to support our approach to cultural heritage management, agreement-making, procurement, employment and social investment – all of which are core components of our Global Indigenous Peoples Framework.
Minerals Australia
Indigenous cultural heritage protections are a key component of our relationships with Indigenous peoples and our ability to operate sustainably. We seek to ensure our standards are best practice and forward looking. On 18 October 2021, the Commonwealth Joint Standing Committee on Northern Australia handed down its report into the destruction of Indigenous heritage sites at Juukan Gorge. While there were no adverse findings or recommendations made specifically in relation to BHP, we are committed to understanding the lessons available from this extensive body of work.
Significantly, the finalisation of the Committee’s Report has coincided with important law reform in Western Australia. The Aboriginal Cultural Heritage Act 2021 (WA) provides a revised framework for the recognition, protection, conservation and preservation of Western Australian Aboriginal cultural heritage. The new Act repeals the outdated Aboriginal Heritage Act 1972 (WA) and removes the former section 18 approvals process.
In advance of this law reform, in FY2021, BHP confirmed to Traditional Owners that we would not act on existing section 18 approvals from the Western Australian Government without further extensive consultation with the Traditional Owners. In the case of the South Flank project, BHP and the Banjima people established a Heritage Advisory Council. In the period since, the Heritage Advisory Council has met many times to consider appropriate heritage management practices in the Central Pilbara and to record this common understanding in the form of Cultural Heritage Management Plans that will guide BHP’s operations at those locations.
We are committed to the making of land use agreements to formalise relationships in a manner that is responsive to the aspirations of Traditional Owners and in compliance with the law. These agreements create partnerships designed to realise mutually beneficial outcomes.
Further to the Indigenous Land Use Agreement reached between BMC and the Barada Barna people in FY2021, in April 2022, BMC and the Widi people entered into a native title project agreement for shared country where both the Barada Barna and Widi peoples hold determined native title rights in the vicinity of BMC’s South Walker Creek Mine. In assuming majority ownership and operational control of BMC, Stanmore Resources will be subject to this agreement and its commitments.
With our existing Reconciliation Action Plan (RAP) having concluded in FY2022, we commenced the development of a new FY2023–FY2027 RAP. In a commitment to moving beyond consultation, BHP has been co-developing
this new RAP with our stakeholders including, Traditional Owners, Aboriginal and Torres Strait Islander organisations, community partners and our employees across Australia. This process has involved nine separate RAP forums held across Australia. The new RAP will also align to and embed the principles of our Global Indigenous Peoples Framework.
BHP’s spend with Indigenous businesses has steadily increased over the past four years. In FY2022, Minerals Australia saw a 75 per cent increase, to US$149.9 million, in our direct spend with Indigenous businesses across our operated assets compared to FY2021 levels. Compared to FY2021 levels, we also increased the number of Indigenous businesses we directly procure from by 53 per cent.
In May 2022, we announced that WAIO intends to more than double its spend with Indigenous vendors to more than US$300 million by the end of FY2024, as it looks to create more opportunities for Indigenous businesses.
We also achieved a significant milestone in FY2022 by reaching our Australian Indigenous employment target of 8 per cent, three years ahead of schedule.

Indigenous community investment
1

Performance
RAP target deliverable or metric 2	FY2018	FY2019	FY2020	FY2021	FY2022
Indigenous spend 3	US$42.8m	US$57.5m	US$67.4m	US$85.5m	US$149.9m
Indigenous community investment 4	US$11.1m	US$8.2m	US$16.6m	US$12.5m	US$29m

1
Data includes BMC up to the date of completion of the sale (3 May 2022), operated assets in our Petroleum business up to the date of the merger with Woodside (1 June 2022) and Onshore US assets up to the date of completion of the sale (31 October 2018), as applicable.

2	These RAP targets concluded 31 December 2021.

3
RAP target – The identification of specific opportunities for business development and engagement for Aboriginal and Torres Strait Islander communities in Local Procurement Plans and associated targets.

4
RAP target – Australian operations engage and consult with Aboriginal and Torres Strait Islander Peoples in social research that is conducted to understand local and regional contexts, that then informs social investment planning and outcomes.

In FY2022, in support of efforts to ensure
COVID-19
vaccination was accessible to Indigenous Australians, BHP provided A$2 million to Aboriginal Community Controlled Health Organisations (ACCHOs) across Australia. These funds enabled Queensland, Western Australian, New South Wales and South Australian ACCHOs each to receive A$500,000 to distribute to their local Aboriginal Medical Service members or to collective programs that help local medical services accommodate demand. This contribution builds on a donation of A$3.9 million in FY2021, which laid the foundation for partnerships between BHP and organisations in the
Indigenous-led
health sector as
COVID-19
emerged.
Minerals Americas
In line with our Indigenous Peoples Plan for South America, we seek to work closely with the communities where we operate to make a positive contribution, including through reaching agreements with local communities.
In FY2022:

•
We created and resourced a new Minerals Americas Indigenous Engagement team to centralise accountability for Indigenous engagement. This promotes alignment across our regions of operation and enables us to share standards and processes designed to support Indigenous communities affected by our existing operations.

•	We delivered against our commitment to strengthen our cultural heritage practices within the Americas. Commencing with a particular emphasis on our operations in Chile, we:

¡	established new critical controls and procedures to manage cultural heritage values within and around our operations

¡	introduced new information systems and geospatial tools to track and protect cultural heritage sites

¡	created a dedicated team within our HSE function to administer cultural heritage management activities at the asset level

¡	reinforced the consideration of cultural heritage management dimensions within our agreement-making practices

¡	engaged independent experts to analyse existing practice against the emerging Indigenous policy landscape
At Escondida, we continued to advance the implementation of the agreement concerning the environmental sustainability of the Salar de Punta Negra, signed at the end of FY2021 between Escondida, the Chilean Attorney General’s Office, the Peine Atacameño Indigenous community and the Council of Atacameño Peoples. Key governance mechanisms have been established and the terms of reference for the conduct of technical studies are currently under development.

At Cerro Colorado, as part of the Indigenous consultation process for operational continuity of this asset, we reached agreement with the San Isidro de Quipisca Indigenous agricultural association. Within the framework provided by the Opportunity Agreement Development Plans, FY2022 saw BHP support the advancement of electrical infrastructure that benefits approximately 80 rural families within the Parca Aymara Indigenous community.
Across our Chilean assets, FY2022 delivered steady increases in our levels of Indigenous workforce participation – with representation reaching 8.7 per cent at year-end.
In total, BHP’s regional annual spend with Indigenous business for the period was US$9.2 million.
In Canada, following the approval of our Jansen Potash Project in Saskatchewan, we continued our commitment to strengthening our Indigenous relationships and engagement practices with those Indigenous communities impacted by the project. There are six primary First Nations in the vicinity of the Jansen Potash Project. BHP has entered into Opportunity Agreements with all six. Two of these agreements were targeted for refresh in FY2022. In the period, we finalised the review of our Opportunity Agreement with the Fishing Lake First Nation and reached an agreement in principle with regards to refreshing our Opportunity Agreement with the Beardy’s & Okemasis’ Cree Nation. The Opportunity Agreements we have entered with our Indigenous partners continue to provide a governance framework and a platform to enable economic participation.
In support of the Canadian Government Truth and Reconciliation Commission’s calls to advance the process of reconciliation in Canada, we plan to develop our first RAP for Canada in FY2023. The RAP will be designed to enable BHP to address the needs and interests of Indigenous communities within our direct area of influence. The RAP is expected to be co-developed
with the stakeholders we seek relationships with, using similar principles to the process undertaken in Australia.
Resolution Copper
Resolution Copper Mining is owned by Rio Tinto (55 per cent) and BHP (45 per cent) and managed by Rio Tinto.
We acknowledge the Resolution Copper project area includes areas of cultural significance for Native American Tribes and their members. Development of the project continues to be studied and remains subject to regulatory reviews by federal, state and local governments. Resolution Copper Mining continues to cooperatively engage in these regulatory processes and has publicly stated its commitment to deepening ongoing engagement with, Native American Tribes and other stakeholders to understand and seek to mitigate potential negative impacts. We are monitoring and supporting Resolution Copper Mining’s engagement processes.
7.14    Social investment
Social investment is a further tool to create social value and contribute to the resilience of communities and the environment, in line with our broader business priorities. Our long-standing commitment is to invest not less than 1 per cent of pre-tax
profits
1
in voluntary social and environmental initiatives. For FY2023–FY2030, our social investment will be assessed as a total over the seven-year goals period to FY2030, rather than calculated as an average of the previous three years’
pre-tax
profit. Our social investment performance in the last five years saw BHP fund US$681.4 million in projects with a continued focus on good governance, human capability, social inclusion and environment. For more information on our performance against these and other targets refer to OFR.7.3.
In FY2022, our voluntary social investment totalled US$186.4 million, an increase of 7 per cent compared with FY2021. This investment consisted of US$99.4 million in direct community development and environmental projects and donations, US$14.5 million equity share to non-operated
joint venture social investment programs, a US$52.4 million donation to the BHP Foundation and US$1.5 million under the Matched Giving Program. Administrative costs
2
to facilitate direct social investment activities totalled US$16.1 million and US$2.5 million supported the operations of the BHP Foundation.

1	To date, our voluntary social investment has been calculated as 1 per cent of the average of the previous three years’ pre-tax profit.

2
The direct costs associated with implementing social investment activities, including labour, travel, research and development, communications and costs to facilitate the operation of the BHP Foundation.

Social investment framework
Theme	Aim	FY2022
Future of work	We aim to enhance human capability and social inclusion through education and vocational training and skills development.
•   Through our support, 22,401 people completed education or training courses in digital, technology, leadership and/or problem-solving initiatives. Over 10,469 of these participants were Indigenous people and 7,583 were women.

•   426 education institutions aligned course content to business needs to better prepare participants for future work readiness.

•   1,249 participants found paid employment following completion of their training.

Future of environment	We aim to contribute to environmental resilience through biodiversity conservation, ecosystem restoration, water stewardship and climate change mitigation and adaptation.
•   We made 131 investments in nature-based solutions.

•   We contributed to improved management of approximately 8 million hectares.

•   77 scientific or thought leadership papers or specific knowledge sharing events were supported.

Future of communities	We aim to contribute to the understanding, development and sustainable use of resources to support communities to be more adaptive and resilient.
•   Through our support, 940 organisations enhanced their internal capability to be able to support and deliver solutions that contribute to building efficient and sustainable communities.

•   1,168 organisations planned or delivered initiatives that increase/improve infrastructure, use of technology and/or use resources that enhance community resilience, including 171 initiatives specific to Indigenous peoples.

More information on social investment, including case studies and other initiatives to support communities where we operate is available at bhp.com.
With our most recent five-year sustainability targets completing in FY2022, BHP developed new 2030 goals to further lift our ambitions as we look to the end of the decade. They represent a shift towards partnership, listening and co-creation,
and recognise that addressing challenges like community and environment resilience requires close community and stakeholder collaboration. For more information on our 2030 goals refer to OFR 2.2.
The 2030 goals are intended to be complemented by a continued commitment to social investment of at least 1 per cent of pre-tax
profit
1
in addition to our direct operational decision-making and financial contributions.
We intend to continue to report annually our contribution to social value through our social investment.
The BHP Foundation
The BHP Foundation is a charitable organisation established and funded by BHP that blends ambition, transformational partnerships and business acumen to catalyse new solutions to some of the world’s most complex social and environmental challenges. The BHP Foundation partners with NGOs and international institutions with the goal of driving systemic change. Globally the Foundation focuses on the governance of natural resources, environmental resilience and education equity. These global programs are complemented by the Foundation’s country programs in Australia, Canada, Chile and the United States which work towards improving long-term, economic, social and environmental sustainability at a national level.
The Foundation’s focus is complementary to the social investment work of BHP. Its partnerships include:

•
Healthy environment: the Great Barrier Reef Foundation’s Resilient Reefs Initiative has been recognised by UNESCO as a model for successful resilience-based coral reef management and will be promoted as a global model for the management of all World Heritage listed reefs.

•
Safe, inclusive and future-ready workforce: UN Women’s Second Chance Education project is providing more than 90,000 marginalised women access to quality learning, entrepreneurship and employment opportunities.

•
Thriving, empowered communities: Open Contracting Partnership works with governments and key stakeholders to ensure money flowing from natural resource wealth is converted into better outcomes for citizens, for example, the implementation of open contracting in Chile has reduced the cost of some medicines.

•
Indigenous partnerships: Reconciliation Australia’s Narragunnawali: Reconciliation in Education program has resources and tools for schools and early learning services to contribute to the reconciliation movement. Approximately 10,000 Australian schools and early learning services registered to develop a Reconciliation Action Plan on the Narragunnawali platform.

1	For FY2023–FY2030, our social investment will be assessed as a total over the seven-year goal period to FY2030, rather than calculated as an average of the previous three-years’ pre-tax profit.

7.15    Environment
We are committed to preventing or minimising our adverse environmental impacts and contributing to the resilience of the natural environment. Our operations and growth strategy depend on obtaining and maintaining the right to access environmental resources. However, with growing pressure on and competition for these resources, and with climate change amplifying certain sensitivities of our natural systems, our environmental performance and management of our environmental impacts on the communities where we operate is critical to creating social value. This is recognised in our social value framework where the objective under our healthy environment goal is to create nature-positive outcomes by having at least 30 per cent of the land and water we steward under conservation, restoration or regenerative practices by 2030.
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
 for Environment and Climate Change
standard and our mandatory minimum performance requirements for risk management. These standards have been designed taking account of the ISO management system requirements, including ISO14001 for Environmental Management Systems and set the basis for how we manage risk, including realising opportunities, to achieve our environmental objectives.
The
Our Requirements for Environment and Climate Change
standard requires us to take an integrated, risk-based approach to managing any actual or reasonably foreseeable adverse and positive impacts (direct, indirect and cumulative) on biodiversity, land, water and air. This includes establishing and implementing environmental risk monitoring and reviewing practices throughout our business planning and project evaluation cycles. In addition to the broader environment-specific components, the standard includes climate change related requirements for our operated assets.
To support continuous improvement, each of our operated assets is required to have an Environmental Management System (EMS) that aligns with ISO14001 standards and set target environmental outcomes for biodiversity, land, air and water resources that are consistent with the assessed risks and potential impacts. Target environmental outcomes are included in the life-of-asset
plan and approved by the relevant Asset President or equivalent. We verify our EMS by ISO14001 certification (for sites currently holding ISO14001 certification) or through our internal assurance processes.
In FY2022, no significant environmental events resulting from BHP operated activities were recorded, resulting in our five-year public target of no significant environmental events between FY2018 and FY2022 being met.
During FY2022, we successfully delivered the full suite of five-year environment-related sustainability targets. We also continued work to:

•	develop a more integrated nature-positive approach and healthy environment goal as part of our 2030 goals

•	refresh our Water Stewardship Strategy and formalise our biodiversity strategy

•	invest in voluntary conservation projects as part of BHP’s contribution to environmental resilience more broadly
BHP joined the Taskforce for Nature-related Financial Disclosure (TNFD) Forum (a group of organisations that support the TNFD Member Group) in recognition of the increasing awareness and understanding needed on nature-related risk and the implications for the resilience of economies and society.
More information on our environmental approach, the
Our Requirements for Environment and Climate Change
standard and our environmental management and governance processes is available at bhp.com/sustainability.
Contributing to a resilient environment
Biodiversity is essential to maintain healthy ecosystems and the clean air, water and productive landscapes and seascapes we all need to survive and thrive. We are seeing an increasing societal focus on the urgent need to reverse current trends in biodiversity loss and protect vital ecosystems that are the foundation of the world’s economic security. As a global resources company, we acknowledge we have a role to play in contributing to environmental resilience both inside and outside our footprint. We do this through our Group-wide water stewardship and biodiversity strategies, our social investment strategy and our work with strategic partners and communities. In June 2022, we expressed our aspiration via our 2030 healthy environment goal (described above) to create nature-positive outcomes. ‘Nature positive’ is a high-level goal and a concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state. This definition comes from the TNFD.
Our collaborative work with strategic partners, including Conservation International, and local communities is focused on contributing to enduring environmental and social benefits through biodiversity conservation and ecosystem restoration, water stewardship and climate change mitigation and adaptation. Our preference is to invest our voluntary social investment funds in projects that contribute to cultural, economic and community benefits in addition to environmental resilience.
Since FY2011, we have invested more than US$95 million of our social investment funds in voluntary environmental resilience initiatives outside our operational area. This funding is in addition to our investment in day-to-day
environmental management activities relating to our operations.
More information on the environment and our environmental projects is available at bhp.com/environment.
Our focus on environmental resilience is complementary to the work of the BHP Foundation under its Environmental Resilience Global Program.
More information is available at bhp.com/foundation.

7.16    Water
Access to safe, clean water is a basic human right and essential to maintaining healthy ecosystems. Water is also integral to what we do and we cannot operate without it. In FY2017, we adopted a Water Stewardship Strategy to improve our management of water, increase transparency and contribute to the resolution of shared water challenges. Our Water Stewardship Position Statement was developed in FY2019 and outlines our 2030 vision. In FY2022, we made minor updates to our Water Stewardship Position Statement and Strategy to align with the ambitions of our business and society, and developed our new 2030 healthy environment goal.
More information is available at bhp.com/water.
We recognise our responsibility to effectively manage our interactions with and prevent or minimise our adverse impacts on water resources. Effective water stewardship begins within our operations. We use water in many ways, including but not limited to:

•	extracting it for ore processing and to access ore

•	dust suppression

•	processing mine tailings

•	providing drinking water and sanitation facilities

•	using marine water for desalination
We work to reduce stress on water resources from our operations and to collaborate with others on challenges and opportunities like water scarcity or high variability in water supply.
We have achieved our public sustainability target to reduce FY2022 freshwater withdrawal
1
by 15 per cent from FY2017 levels
2
across our operated assets. Our FY2022 result demonstrated a 29 per cent reduction on our adjusted FY2017 baseline. Achievement of the target is primarily due to the gradual replacement of groundwater sources with desalinated water for our Escondida operations. This resulted in the cessation of groundwater withdrawal for operational water consumption from the Salar de Punta Negra aquifer in 2017 and from the Monturaqui aquifers in FY2020. This cessation was 10 years ahead of schedule and involved an investment of around US$4 billion in large-scale desalination capability. For more information refer to
bhp.com/news/case-studies/2020/09/breaking-the-water-energy-nexus.

1
Where ‘withdrawal’ is defined as water withdrawn and intended for use (in accordance with ‘Water Reporting, Good Practice Guide (2 nd
Ed), ICMM (2021)). ‘Fresh water’ is defined as waters other than seawater, wastewater from third parties and hypersaline groundwater. Freshwater withdrawal also excludes entrained water that would not be available for other uses. These exclusions have been made to align with the target’s intent to reduce the use of freshwater sources of potential value to other users or the environment.

2
The FY2017 baseline data has been adjusted to account for: the materiality of the strike affecting water withdrawals at Escondida in FY2017 and improvements to water balance methodologies at WAIO and BMA, and exclusion of hypersaline, wastewater, entrainment, supplies from desalination and Discontinued operations (Onshore US assets and Petroleum) and the divestment of BMC.

Our global freshwater withdrawals from FY2017 to FY2022 are shown in the chart below.

While minimisation of freshwater withdrawal will remain important for us, in some of the regions where we operate it may not be the key water-related risk. In recognition of the variation of challenges and opportunities across the regions where we operate, we committed in our Water Stewardship Position Statement to developing context-based water targets (CBWTs). These CBWTs are intended to contribute more effectively to addressing the shared water challenges in our operating regions.
During FY2022, we engaged third parties to review publicly available information and engage with stakeholders to identify shared water challenges through Water Resource Situation Analyses (WRSAs). We also began development of CBWTs for each of our operated assets, which are informed by BHP’s view of water-related risks in the catchments and by the shared water challenges identified in the WRSAs. The WRSAs are expected to be made publicly available to support continued collaboration between stakeholders in the shared water resources of our operating regions. More information on the WRSAs is available at bhp.com/water. During FY2023, we intend to publicly release CBWTs for our operated assets and from FY2023 we will report publicly on progress against the CBWTs.
Water accounting and reporting
We report on water metrics and on the management of water-related risks on our water webpage, in line with the ICMM’s Water Reporting, Good Practice Guide (2 nd
Ed) (ICMM guidance) and the Minerals Council of Australia’s Water Accounting Framework (WAF). Generally, these reporting frameworks align with the reporting requirements of the GRI Standards and the CEO Water Mandate.
1
More information on water accounting and reporting of metrics required by the ICMM guidance is available at bhp.com/water and in our BHP ESG Standards and Databook available at bhp.com/sustainability.
In FY2022, we continued to report on water volumes for those operated assets classed by the World Wildlife Fund Water Risk Filter as being located in areas of high or extremely high water stress. The disclosure of water data in high-stress areas is required by several reporting frameworks, including the ICMM guidance. In FY2022, freshwater withdrawal from those operating assets in high or extremely high water stress areas made up approximately 15 per cent of our total freshwater withdrawals.

1
The CEO Water Mandate is a UN Global Compact initiative that mobilizes business leaders on water, sanitation, and the Sustainable Development Goals. Endorsers of the CEO Water Mandate commit to continuous progress against six core elements of stewardship and in so doing understand and manage their own water risks. Companies that endorse the Mandate agree to continuous improvement in six core areas of their water stewardship practice: Direct Operations, Supply Chain & Watershed Management, Collective Action, Public Policy, Community Engagement and Transparency. BHP is an active signatory of the Mandate

During FY2021, BHP contributed to improving mining sector water reporting through participation in the ICMM Water Working Group to strengthen the ICMM guidance and align it with the GRI requirements. The most significant change for BHP of applying the 2021 update of the ICMM guidance was that the guidance recommends
(non-mandatory)
reporting of the annual change in water storage volumes. We have taken the first step to implement this recommendation by including changes in water storage volumes in our asset water accounts for those operated assets where water storage changes are considered material. In FY2022, we assessed which sites may have changes in water storage volumes that were material to their water management; our coal operated assets (where changes in water storage are the most material within BHP) were a particular focus. In line with our commitment for continuous improvement of our water accounts and data, we continued to review assumptions for accounting for water storage, and other metrics, in asset water models and water balances, recognising that water modelling and balances contains a degree of uncertainty which must be understood. We have now included reporting of material water storage changes across BHP, but note the accuracy of this metric (as for other metrics that we reported for many years) is expected to continue to improve in the forthcoming years as our knowledge and understanding grows.
We continue to seek to minimise our withdrawal of high-quality water. In FY2022, seawater continued to be our largest source of water withdrawal, representing 61 per cent of total withdrawals, predominantly for desalination at Escondida. Groundwater remained our most significant non-sea
water source in FY2022, at close to
one-fifth
of total water withdrawals. In FY2022, approximately 75 per cent of our water withdrawals consisted of water classified as low quality. The definitions for water quality types is available in section 2.2.4 of the WAF.
Stakeholder engagement and legal matters
Beyond our operational activities, we have committed to engaging across communities, government, business and civil society with the aim of catalysing actions to improve water governance, increase recognition of water’s diverse values and advance sustainable solutions. We continue to collaborate with the CEO Water Mandate to support the development of catchment-scale resilience as part of our commitment to strengthen transparency and collaboration across all sectors for improved water governance. We also continue our collaboration with the University of Notre Dame (United States of America) to develop an approach to water management that considers the human rights to access water.
As reported in our Annual Report 2021, in August 2021 an individual commenced an environmental damage action against Cerro Colorado alleging that Cerro Colorado’s water extraction from the Lagunillas aquifer has damaged the aquifer and a nearby lagoon and wetlands. Following a series of injunctions in February 2022, new orders were received that permit water extraction, subject to ongoing monitoring of aquifer water levels. If the conditions are complied with, the orders permit four staged and gradual increases through to the expiry of the current environment licence in FY2024. The hearing for the environmental damage action was held in April 2022 with the outcomes still pending.
In March 2022, the Chilean Environmental Regulator (SMA) sanctioned Escondida, concluding it had breached its environmental permit from 2005 until 2019, causing irreparable environmental damage due to its water extraction from the Monturaqui aquifer. Escondida’s infraction was classified as ‘very serious’, and the SMA imposed a fine of approximately US$8.3 million. Escondida has lodged a reconsideration motion before the SMA. A decision on the reconsideration motion before the SMA is expected in the second half of 2022. Appeal rights remain an option following the decision.
An environmental damage claim was lodged by the Attorney General’s Office (AGO) against Escondida, Albemarle and Compañía Minera Zaldívar (the latter two being other companies that extract water (or previously extracted) from the Monturaqui aquifer) before the First Environmental Court of Antofagasta during FY2022. The AGO alleges the defendants’ extraction of water from the Monturaqui aquifer has caused environmental damage. The Peine Community (an Indigenous community) has lodged a claim against Escondida based on the same facts. Both claims have been consolidated into a single proceeding. Escondida filed its answer to the claims on 15 June 2022.
More information on our approach to water stewardship, progress against our Water Stewardship Strategy, water performance in FY2022 and case studies on activities we are undertaking to progress towards meeting our water stewardship vision is available at bhp.com/water.

7.17    Biodiversity and land
The nature of our activities means we have a significant responsibility for biodiversity and land management. As at 30 June 2022, we owned or managed more than 8 million hectares of land and sea; however, just under 2 per cent is disturbed (physical or chemical alteration that substantially disrupts the pre-existing
habitats and land cover) for our operational activities. The area we own or manage has decreased by 8 per cent from FY2021, predominantly due to the merger of our Petroleum business with Woodside.
At each of our operated assets, we look to manage threats and opportunities to achieve our environmental objectives. We apply the mitigation hierarchy (avoid, mitigate, rehabilitate and, where appropriate, apply compensatory measures) to any potential or residual adverse impacts on marine or terrestrial ecosystems.
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
Our operated assets are required to have plans and processes that reflect local biodiversity risks and regulatory requirements. We revised and formalised a global-level biodiversity strategy in FY2022 that outlines our purpose and strategic priorities, and is designed to inform operational decision-making across the full life cycle of mining operations at our operated assets. The global-level strategy provides a clear direction that aligns asset-level biodiversity and land objectives and supports delivery of the new 2030 healthy environment goal. For more information on our 2030 goals refer to OFR 2.2 and 7.1.
In FY2022, we delivered our most recent five-year sustainability target related to biodiversity. This was to improve marine and terrestrial biodiversity outcomes by developing a framework to evaluate and verify the benefits of our actions, in collaboration with others, which has been tested at all our operated assets, and contribute to the management of areas of national or international conservation significance exceeding our disturbed land footprint, also known as the ‘area conserved’ target. The application of the biodiversity framework is intended to enable us to monitor the impacts of our activities and the effect of our management responses on biodiversity in a consistent way across BHP’s operated assets. The biodiversity framework was developed with the support of Conservation International and Proteus, a cross-sector partnership between the UN Environment Programme World Conservation Monitoring Centre (UNEP WCMC) and business.
For our ‘area conserved’ target, the total land set aside for conservation on land where we operate and other land we steward was 65,870 hectares in FY2022. In addition to these conservation areas, we made several voluntary investments over the target period, including to the Terrebonne Biodiversity Resilience Project (a coastal restoration project in Louisiana) and the Martu Living Desert Project in Australia (support for management and conservation activities on Martu Country). Under the Conservation International and BHP alliance, Conservation International supported an assessment of whether these projects could contribute towards achievement of this target and found that the area that could reasonably be claimed was 4,465,260 hectares. Given BHP’s FY2022 total disturbed land footprint was 149,312 hectares, our ‘area conserved’ target has been achieved by our operational and voluntary conservation investments over the target period.
In addition, we signed a grant agreement in FY2022 with Conservation International to pilot a framework to improve marine and coastal protections and enhance resilience (known as the ‘Seascape Approach’) in Fiji, with the aim of enhancing resilience of coastal Indigenous communities and Lau’s marine and coastal ecosystems. This is expected to be a significant investment in marine biodiversity conservation in Fiji’s eastern islands of the Lau Province and its surrounding waters. The agreement is aligned with the longer-term goal released in FY2018 of supporting actions aligned with the UN Sustainable Development Goals 14 and 15.
More information on our approach to biodiversity and land management and current performance is available at bhp.com/biodiversity.

7.18    Tailings storage facilities
Ensuring the integrity of our tailings storage facilities (TSFs) is a primary focus across our business. Our aspiration is to achieve zero harm from tailings and we will continue to work with others and share our progress in an effort to make this a reality.
In 2015, after the tragic failure of the Fundão dam at Samarco, BHP initiated a Dam Risk Review to assess the management of major TSFs. The catastrophic failure of the Brumadinho dam at Vale’s operation in Brazil in January 2019 further strengthened our resolve to reduce TSF failure risk. For information about the Samarco tragedy and our progress with the response refer to OFR 8.
Governance and the Global Industry Standard on Tailings Management
We are committed to the 2020 Global Industry Standard on Tailings Management (GISTM) and are working to implement the requirements in line with the timelines outlined by the ICMM. Our Tailings Storage Facility Policy Statement has been published on our website, outlining our commitment to the safe management of TSFs, emergency preparedness and response, recovery in the event of a failure and transparency.
Delivery of the GISTM implementation plans was a priority in FY2022 and we made notable progress across our operated assets, which was tracked and reported to the Sustainability Committee. As part of our commitment to GISTM and continuous improvement in tailings management, we conducted a mid-implementation
review that confirmed we are on track to achieve conformance in line with the ICMM timelines. We also implemented our Accountable Executive (AE) model, whereby AEs are direct reports of the BHP Chief Executive Officer and answerable to the Sustainability Committee as stipulated in GISTM’s requirements. The AEs cover both direct operational accountability for BHP’s TSFs, as well as an AE accountable for oversight of BHP’s TSF governance framework. AEs are accountable for the safety, environmental and social impacts of TSFs. Front line employees are the first line (under our three lines risk management model) and manage the day-to-day
operations and safety at site, while connected via regular communication to the relevant AE.
We continued to progress work on TSF failure risk management in FY2022 with a focus on the delivery of the risk remediation plans completed in FY2021. These plans are in addition to the range of ongoing governance activities we have in place to ensure effective management of TSF failure risk, including Dam Safety Reviews, Independent Tailings Review Boards and project-specific Independent Peer Reviews. Key risk indicators (KRIs) set by management help to monitor performance of our TSFs in dam integrity and design, overtopping/flood management and emergency response planning. These KRIs have been updated to align to the GISTM. For more information on BHP’s approach to risk management including KRIs refer to OFR 9.
Strategy
Our short-term strategy continues to focus on improving KRI performance in line with defined targets. We are completing studies at our operated assets focused on reducing and mitigating potential downstream impacts particularly to populations at risk (PAR). The studies resulted in a diverse range of options to reduce PAR exposure at our TSFs or mitigate TSF failure risk. With this information our assets optimised the design and execution of their risk remediation plans, which collectively are intended to materially reduce PAR across the portfolio in the short to medium term.
Our medium- and long-term strategies focus on the development of technologies to improve tailings management and storage, which we believe are important in our aspiration of zero harm from tailings. Asset-specific strategies have been developed for all our operated assets (including legacy assets) and seek long-term alternative tailings solutions. In addition, while our non-operated
joint ventures (NOJVs) are independently controlled and have their own operating and management standards, we encourage NOJVs to consider long-term alternative tailings solutions as an option in asset planning.
Industry collaboration
As part of our commitment to achieving zero harm from tailings, we are accelerating transformative approaches and technologies through a wide range of initiatives in collaboration with external industry partners. In FY2022, Future Tails (which is an initiative focused on training, education, research and best-practice guides in the tailings management space that is supported by BHP, Rio Tinto and the University of Western Australia) established training programs tailored to executives, operators and technical tailings engineers. These have been positively received by the industry.
A consortium of industry peers was formed in FY2022, to jointly conduct focused research on tailings innovation solutions and share results and learnings. Expansion of the program is planned for the coming years to bring in additional industry partners and represents a significant opportunity for industry knowledge and capability uplift. As part of this program, we have created partnerships with Rio Tinto and the University of Melbourne designed to both develop novel tailings dewatering technologies and mitigate the risk involved in the large-scale application of known tailings dewatering technologies. Dewatering is a sustainable approach to tailings processing that supports our public commitment to reduce water usage. The BHP Tailings Challenge received over 150 applications from 19 countries in FY2022 and following a rigorous assessment process, two finalists were selected to progress solutions for repurposing tailings into fertiliser and construction material. The program will continue through FY2023 culminating in an on-site
pilot ahead of full solution development.

Transparency
We fully support the GISTM and are working towards implementation at our sites. We have prioritised and actioned a phased disclosure approach towards conformance, starting with an update to our previously published Church of England Disclosure.
1
We have contributed to improvements in tailings storage management across the mining industry, including through the ICMM Tailings Working Group. We are participants in other tailings working groups globally, including those associated with the Canadian Dam Association, Australian National Committee on Large Dams, Australasian Institute of Mining and Metallurgy, Minerals Council of Australia, Mining Association of Canada, Society for Mining, Metallurgy and Exploration, and Fundación Chile. We have continued to participate in the Investor Mining and Tailings Safety Initiative, an
investor-led
engagement convening institutional investors active in extractive industries, including major asset owners and asset managers.
We continued our work to fulfil our commitment to provide detailed, transparent and integrated disclosure of TSF management in FY2022. In addition to our work with industry partners to support the development of credible and meaningful disclosure standards, we have sought to enable the consistent application of these in our own business through the development and rollout of our Sustainability Standards Portal. The portal is a data platform to integrate multiple ESG standards, simplify data management for our assets and further strengthen the process, data quality and governance improvements achieved to date.
Operated and
non-operated
tailings portfolio
The classifications described in this Report align to the Canadian Dam Association (CDA) classification system. The TSF classification is one element of TSF risk management, but does not represent risk itself. It reflects the modelled, hypothetical most significant possible failure and consequences without controls. It does not reflect the current physical stability of the TSF and it is possible for TSF classifications to change over time, for example, following changes to the operating context of a dam. The TSF classification informs the design, surveillance and review components of risk management. Therefore, TSFs with a higher-level classification will have more rigorous requirements than TSFs that have a lower level of classification.
As at 30 June 2022, there were 71 TSFs
2
at our operated assets, 28 of which are of upstream design. Of the 71 operated facilities, none are extreme and a further 20 are classified as very high. The three facilities classified as extreme in FY2021 have been reclassified to a lower-consequence classification following the completion of risk mitigation works this year. In FY2022, two TSFs were removed from the operated TSF portfolio following the divestment of our interest in BMC and one new active TSF, a low-consequence,
upstream facility, at Olympic Dam, has been added. A substantial portion of our inactive portfolio (56) at our assets is due largely to the number of historic tailings facilities associated with our North American legacy assets portfolio. More information on the risk reduction work underway for high-consequence classification facilities is provided earlier in the Governance and Strategy sections and online, including in our case studies.
There are 10 TSFs at our NOJVs, which are all located in the Americas. The three active TSFs are located at Antamina in Peru, which is of downstream construction, and two TSFs at Samarco in Brazil, Alegria Sul TSF, which is co-mingled
dry stack, and Alegria Sul Pit, an
in-pit
TSF. In addition, there are seven inactive facilities. These include two upstream facilities at Samarco (Germano) in Brazil (that are being decommissioned following the February 2019 rulings by the Brazilian Government on upstream dams); three upstream inactive facilities and one inactive modified centreline facility at Resolution Copper in the United States; and one downstream inactive facility at Bullmoose in Canada. In FY2022, two NOJV TSFs at Cerrejón in Colombia were removed from our TSF portfolio following the sale of the asset.

1
In April 2019, the Church of England Pensions Board and the Council on Ethics Swedish National Pension Funds wrote to approximately 700 mining firms to request specific disclosures of their tailings facilities.

2
The number of tailings storage facilities (TSFs) is based on the definition agreed to by the ICMM Tailings Advisory Group at the original time of submission and expanded to align with the TSF definition established in the Global Industry Standard for Tailings Management (GISTM). We keep this definition under review. In FY2022, four TSFs were removed from the BHP TSF portfolio following the sale of our interests in two assets: two TSFs at Cerrejón (NOJV) in January 2022 and two TSFs at BMC (operated joint venture) in May 2022. One new, active TSF, TSF 6 at Olympic Dam, has been included.

7.19    Independent Assurance Report to the Management and Directors of BHP Group Limited (BHP)
Not required for US reporting.

8    Samarco
The Fundão dam failure
On 5 November 2015, the Fundão tailings dam operated by Samarco Mineração S.A. (Samarco) failed. Samarco is a non-operated
joint venture (NOJV) owned by BHP Billiton Brasil Ltda (BHP Brasil) and Vale S.A. (Vale), with each having a 50 per cent shareholding.
A significant volume of tailings (39.2 million cubic metres) resulting from the iron ore beneficiation process was released. Tragically, 19 people died – five community members and 14 people who were working on the dam. The communities of Bento Rodrigues, Paracatu de Baixo and Gesteira were flooded and other communities and the environment downstream in the Rio Doce basin were also affected.
Samarco restarted its operations at a reduced production level in December 2020. For information on Samarco’s operations refer to OFR 5.2.
Our response and support for Fundação Renova
BHP Brasil has been and remains fully committed to supporting the extensive ongoing remediation and compensation efforts of Fundação Renova in Brasil.
The Framework Agreement entered into between Samarco, Vale and BHP Brasil and the relevant Brazillian authorities in March 2016 established Fundação Renova, a not-for-profit,
private foundation that is implementing 42 remediation and compensatory programs. BHP Brasil provides support to Fundação Renova, including through representation on the foundation’s governance structures.
To 30 June 2022, BHP Brasil has provided US$1.8 billion
to fund Framework Agreement programs when Samarco has been unable to do so.
Fundação Renova
Compensation and financial assistance
Fundação Renova continues to provide fair compensation to people impacted by the dam failure.
Compensation and financial assistance of approximately R$11.2 billion (approximately US$2.3 billion)
1
has been paid to support approximately 388,000 people affected by the dam failure up until 30 June 2022. This includes:

•
More than 22,000 general damages claims (including loss of life, injury, property damage, business impacts, loss of income and moral damages) have been resolved, and more than 290,000 people have been paid a total of approximately R$305 million (approximately US$69 million)
1
for temporary water interruption as at 30 June 2022.

•
Approximately R$7.1 billion (approximately US$1.4 billion)
1
has been paid to more than 66,000 people under the court-mandated simplified indemnity system (known as the ‘Novel’ system) as at 30 June 2022. The Novel system is designed to provide compensation for informal workers who have had difficulty proving the damages they suffered, such as cart drivers, sand miners, artisanal miners and street vendors. More than 166,000 people have applied to join the Novel system to 30 June 2022.

Updates on the progress of Fundação Renova’s compensation program are available at
fundacaorenova.org/en/repair-data/indemnities-and-productive-resumption.
Resettlement
One of Fundação Renova’s priorities is the resettlement of the communities of Bento Rodrigues, Paracatu de Baixo and Gesteira. This involves ongoing engagement and consultation with a large number of stakeholders, including the affected community members, their technical advisers, state prosecutors, municipal leaders, regulators and other interested parties.
The resettlement process for Bento Rodrigues and Paracatu de Baixo involves designing new towns on land chosen by the communities, to be as close as possible to the previous layout, attending to the wishes and needs of the families and communities, while also meeting permitting requirements.
Mandated
COVID-19
workforce restrictions and suspensions of works
on-site,
increases to the technical scope for resettlement of the communities and permitting delays have impacted the timeline for completion. Ongoing efforts to accelerate completions continued throughout FY2022.

1	USD amount is calculated based on actual transactional (historical) exchange rates related to Renova funding.

A total of 48 houses have been completed and 158 are under construction and mobilisation at Bento Rodrigues and Paracatu de Baixo as at 30 June 2022. Plans for families to move into their completed houses are progressing.
Infrastructure at Bento Rodrigues is complete, including roads, power, water and sewer networks. Public services are also complete, including the health and services centres, a municipal school and sewage treatment station. Infrastructure at Paracatu de Baixo is complete, including roads, power, treated water pipeline, storm water and sewer networks. Public services are under construction, including an elementary school, kindergarten, health centre, water treatment station and sewage treatment station.
At Gesteira, Fundação Renova offered the families a payment solution in which they would be able to purchase property through a ‘letter of credit’. Most families of Gesteira have chosen this option and the 12 th
Federal Court has ratified their agreements.
Some families have chosen not to join the resettlement of their previous community and instead resettle elsewhere. For these families, 88 houses and plots have been purchased, built and/or renovated, and 13 are under construction or renovation as at 30 June 2022. Other families have opted for a cash payment in lieu of any of the other resettlement solutions offered by Fundação Renova.
Updates on the progress of Fundação Renova’s resettlement program are available at
fundacaorenova.org/en/repair-data/resettlement-and-infrastructure.
Other socio-economic programs
Fundação Renova continues to implement a wide range of socio-economic programs in addition to the compensation and resettlement programs. These programs cover health and infrastructure projects in the Rio Doce basin, promotion of economic development in the impacted communities and sewage treatment facilities to improve the water quality in the Rio Doce.
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
Updates on the progress of Fundação Renova’s environmental remediation programs are available at fundacaorenova.org/en/repair-data/socio-environmental-repairs.
Legal proceedings
BHP Group Limited, BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Brasil are involved in legal proceedings relating to the Samarco dam failure. For more information on the significant legal proceedings involving BHP refer to Additional information 8.

9    How we manage risk
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
Risk culture
Our risk management approach is underpinned by a risk culture that supports decision-making in accordance with BHP’s values, objectives and risk appetite. We use a common foundation across BHP to build the tools and capabilities required to enable us to understand, monitor and manage our risk culture. These include tailored second-line cultural reviews, Group-wide risk culture dashboards and the inclusion of risk culture assessments as part of our internal audit plan.
Strategic business decisions
Strategic business decisions and the pursuit of our strategic objectives can inform, create or affect risks to which BHP is exposed. These risks may represent opportunities as well as threats. Our Risk Appetite Statement and KRIs assist in determining whether a proposed course of action is within BHP’s risk appetite.
Our focus when managing risks associated with strategic business decisions is to enable the pursuit of high-reward strategies. Therefore, as well as having controls designed to protect BHP from threats, we seek to implement controls to enable and/or enhance opportunities.
Risk governance
Three lines model
BHP uses the ‘three lines model’ to define the role of different teams across the organisation in managing risk. This approach sets clear accountabilities for risk management and provides appropriate ‘checks and balances’ to support us in protecting and growing value.
The first line is provided by our frontline staff, operational management and people in functional roles – anyone who makes decisions, deploys resources or contributes to an outcome is responsible for identifying and managing the associated risks.
The Risk team and other second-line teams are responsible for providing expertise, support, monitoring and challenge on risk-related matters, including by defining Group-wide minimum standards.
The third line, our Internal Audit team, is responsible for providing independent and objective assurance over the control environment (governance, risk management and internal controls) to the Board and Executive Leadership Team. Additional assurance may also be provided by external providers, such as our External Auditor.
As of 1 August 2022, the Risk team and Internal Audit team were combined to form a Risk and Internal Audit sub-function,
led by a Chief Risk and Audit Officer. This reflects the maturity of our Risk Framework and risk management capability across the first and second lines. The integration of these areas in one sub-function
is designed to improve overall effectiveness of both teams, including through further alignment of second and third line assurance activities across BHP. The Risk team and Internal Audit team will continue to operate in the second and third lines respectively.

BHP Board and Committees
The Board reviews and monitors the effectiveness of the Group’s systems of financial and non-financial
risk management and internal control. The broad range of skills, experience and knowledge of the Board assists in providing a diverse view on risk management. The Risk and Audit Committee (RAC) and Sustainability Committee assist the Board by reviewing and considering BHP’s material risk profile (covering operational, strategic and emerging risks) on a biannual basis.
Performance against risk appetite is monitored and reported to the RAC, as well as the Sustainability Committee for HSEC matters, supporting the Board to challenge and hold management to account.
Second line risk-based reviews are undertaken to provide greater oversight and enhance our understanding and management of the Group’s most significant risks, with outcomes reported to management, the RAC and the Sustainability Committee. These outcomes may be used to develop remediation plans, adjust BHP’s Risk Appetite Statement or KRIs, enhance our Risk Framework or inform strategic decisions.
For information on other Board Committee activities that support risk governance at BHP refer to Corporate Governance Statement 5.
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

•	Risk treatment – controls are implemented to prevent, minimise and/or mitigate threats, and enable and/or enhance opportunities.

•
Monitoring and review – risks and controls are reviewed periodically and on an ad hoc basis (including where there are high-potential events or changes in the external environment) to evaluate performance.

•	Communication – relevant information is recorded in our enterprise risk management system to support continuous improvement and share risk intelligence across the Group.
Our Risk Framework includes requirements and guidance on the tools and process to manage current and emerging risks.
Current risks
Current risks are risks that could impact BHP today or in the near future and comprise current operational risks (risks that have their origin inside BHP or occur as a result of our activities) and current strategic risks (risks that may enhance or impede the achievement of our strategic objectives).
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
For a description of our risk factors refer to OFR 9.1.
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
BHP maintains a ‘watch list’ of emerging themes and monitors associated signals to interpret external events and trends, providing an evolving view of the changing external environment and how it might impact our business. We use the watch list and signal monitoring to support the identification and management of emerging risks, as well as to inform and test our corporate strategy.
Once identified, our focus for emerging risks is on structured monitoring of the external environment, advocacy efforts to reduce the likelihood of the threats manifesting and identifying options to increase our resilience to these threats.
Risk intelligence
The Risk team provides the RAC, Sustainability Committee and senior management with insights on risk management across BHP. Risk reports may include trends and aggregate exposure for our most significant risks, performance against risk appetite, updates on the Risk Framework and risk management priorities, an overview of (and material changes in) BHP’s material risk profile and updates on emerging risk themes and signals, and risk culture. In FY2022, risk reports were supported by an opinion from the Chief Risk Officer.
We maintain a risk insights dashboard designed to provide current, data-driven and actionable risk intelligence to our people at all levels of the business to support decision-making. This tool empowers the business to manage risks more effectively, with increased accuracy and transparency.
The Board, RAC and Sustainability Committee also receive reports from other teams to support the Board to review and monitor the effectiveness of BHP’s systems of financial and non-financial
risk management. These include internal audit reports, ethics and investigations reports, compliance reports and the Chief Executive Officer’s report.
For information on our risk factors refer to OFR 9.1.

9.1    Risk factors
Our risk factors are described below and may occur as a result of our activities globally, including in connection with our operated and non-operated
assets, third parties engaged by BHP or through our value chain. These risks, individually or collectively, could threaten our viability, strategy, business model, future performance, solvency or liquidity and reputation. They could also materially and adversely affect the health and safety of our people or members of the public, the environment, the communities where we or our third-party partners operate, or the interests of our stakeholders, which could in each case lead to litigation, regulatory investigation or enforcement action (including class actions or actions arising from contractual, legacy or other liabilities associated with divested assets), or a loss of stakeholder and/or investor confidence. References to ‘financial performance’ include our financial condition and liquidity, including due to decreased profitability or increased operating costs, capital spend, remediation costs or contingent liabilities. BHP is also exposed to other risks that are not described in this section.

OPERATIONAL EVENTS

Risks associated with operational events in connection with our activities globally, resulting in significant adverse impacts on our people, communities, the environment or our business.

Why is this important to BHP?

We engage in activities that have the potential to cause harm to our people and assets, communities, other stakeholders and/or the environment, including serious injuries, illness and fatalities, loss of infrastructure, amenities and livelihood, and damage to sites of cultural significance. An operational event at our operated or non-operated
assets or through our value chain could also cause damage or disruptions to our assets and operations, impact our financial performance, result in litigation or class actions and cause long-term damage to our licence to operate and reputation. The potential physical impacts of climate change could increase the likelihood and/or severity of risks associated with operational events. Impacts of operational events may also be amplified if we fail to respond in a way that is consistent with our corporate values and stakeholder expectations.

Examples of potential threats

•   Failure of a water or tailings storage facility, such as the tragic failure of the Fundão dam at Samarco in 2015 or a failure at one of our facilities in Australia, Chile, Peru, the United States, Canada or Brazil.

•   Unplanned fire events or explosions (on the surface and underground).

•   Geotechnical instability events (such as failure of underground excavations, unexpected large wall instabilities in our open pit mines, or potential interaction between our mining activities and community infrastructure or natural systems), including at our underground or open pit mines in Australia, Chile, Peru, the United States, Canada or Brazil.

•   Air, land (road and rail) and marine transportation events (such as aircraft crashes or vessel collisions, groundings or hydrocarbon release) that occur while transporting people, supplies or products to exploration, operation or customer locations, which include remote and environmentally sensitive areas in Australia, South America, Asia, the United States and Canada.

•   Critical infrastructure or hazardous materials containment failures, other occupational or process safety events or workplace exposures.

•   Operational events experienced by third parties, which may also result in unavailability of shared critical infrastructure (such as railway lines or ports) or transportation routes (such as the Port Hedland channel in Western Australia).

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

Examples of potential threats

•   Government actions, including economic sanctions, tariffs or other trade restrictions, imposed by or on countries where we operate or into which we sell or deliver our products may prevent BHP from trading or make it more difficult for BHP to trade in key markets. For example, the Ukraine conflict and corresponding implementation of economic sanctions, export controls and other restrictive measures by the United States, United Kingdom, European Union and other jurisdictions against Russia contributed to increased volatility for some of the commodities we sell and some of the key supplies we buy (including diesel and ammonia).

•   Physical disruptions to the delivery of our products to customers in key markets, including due to the disruption of shipping routes, closure or blockage of ports or land logistics (road or rail) or military conflict. In some cases, physical disruptions may be driven or intensified by weather, climate variability or other manifestations of climate change.

•   Legal or regulatory changes (such as royalties or taxes, port or import restrictions or customs requirements, shipping/maritime regulatory changes, restrictions on movements or imposition of quarantines, or changing environmental restrictions or regulations, including measures with respect to carbon-intensive industries or imports) and commercial changes (such as changes to the standards and requirements of customers) may adversely impact our ability to sell, deliver or realise full market value for our products.

•   Failure to maintain strong relationships with customers or changes to customer demands for our products may reduce our market share or adversely impact our financial performance.

•   Increasing geopolitical tensions (such as the escalation of events relating to the Ukraine conflict) may adversely affect our strategic and business planning decisions and/or increase the time it takes us to manage our access to key markets, particularly if we fail to detect or anticipate deviations in the geopolitical environment in a timely manner.

OPTIMISING GROWTH AND PORTFOLIO RETURNS

Risks associated with our ability to position our asset portfolio to generate returns and value for shareholders, including through acquisitions, mergers and divestments.

Why is this important to BHP?

We make decisions and take actions in pursuit of our strategy to optimise our asset portfolio and to secure and create growth options in future facing commodities (such as copper, nickel and potash). These may include active portfolio changes (such as divestment of our interests in BMC and Cerrejón, and merger of our Petroleum business with Woodside), as well as maturing organic growth options across our existing portfolio. A strategy that does not support BHP’s objectives and/or ill-timed
execution of our strategy (including as a result of not having sector-leading talent and capabilities) or other circumstances may lead to a loss of value that impacts our ability to deliver returns to shareholders and fund our investment and expansion opportunities. It may also result in our asset portfolio being less resilient to movements in commodity prices, which are determined by or linked to prices in world markets. In the short term, this may reduce our cash flow, ability to access capital and our dividends. A failure to optimise our asset portfolio for structural movements in commodity prices over the long term may result in asset impairments and could adversely affect the results of our operations, financial performance and returns to investors.

Examples of potential threats

•   Failure to optimise our portfolio through effective and efficient acquisitions, exploration, large project delivery, mergers, divestments or expansion of existing assets (including due to sub-optimal
capital prioritisation) may adversely impact returns to investors. For example, a scarcity of growth options that align with our strategy could require us to mine deeper, lower-grade deposits, which may lead to higher operating and capital costs.

•   Failure to identify potential changes in commodity attractiveness and missed entry or commodity exit opportunities may result in decreased return on capital spend for, or overpayment to acquire or invest in, new assets or projects, stranded assets or reduced divestment proceeds.

•   Failure to achieve expected commercial objectives from assets or investments, such as cost savings, sales revenues or operational performance (including as a result of inaccurate commodity price assumptions or resources and reserves estimates), may result in returns that are lower than anticipated and loss of value. Impacts could be exacerbated by effects of the
COVID-19
pandemic and Ukraine conflict, including supply chain disruptions (for example, disruption in the energy sector impacting our end-user
markets), labour shortages, inflationary pressures on raw materials and unfavourable exchange rates, creating operational headwinds and challenging on-time
and
on-budget
project delivery.

•   Renegotiation or nullification of permits, inability to secure new permits or approvals, increased royalties, expropriation or nationalisation of our assets, or other legal, regulatory, political, judicial or fiscal or monetary policy instability or changes (for example, legislation, regulations or government policies implemented in Australia by the new federal government, which may include new rules governing the pay of contractors) may increase our costs or adversely impact our ability to achieve expected commercial objectives from assets or investments, access reserves, develop, maintain or operate our assets, enter new jurisdictions, or otherwise optimise our portfolio.

•   Inability to predict long-term trends in the supply, demand and price of commodities and optimise our asset portfolio accordingly may restrict our ability to generate long-term returns from the portfolio. For example, slowing economic growth in China due to factors such as the
COVID-19
pandemic, political and trade tensions or the market volatility and uncertainty resulting from the Ukraine conflict may result in lower demand and prices for our products, which would adversely impact our portfolio returns.

•   Commodity prices have historically been and may continue to be subject to significant volatility, including due to global economic and geopolitical factors, industrial activity, commodity supply and demand (including inventory levels), technological change, product substitution, tariffs, interest rate movements and exchange rate fluctuations. Our usual policy and practice is to sell our products at prevailing market prices and, as such, movements in commodity prices may affect our financial performance. Long-term price volatility or sustained low prices may adversely impact our financial performance as we do not generally have the ability to offset costs through price increases.

SIGNIFICANT SOCIAL OR ENVIRONMENTAL IMPACTS

Risks associated with significant impacts of our operations on and contributions to communities and environments throughout the life cycle of our assets and across our value chain.

Why is this important to BHP?

The long-term viability of our business is closely connected to the wellbeing of the communities and environments where we have a presence. At any stage of the asset life cycle, our activities and operations may have or be seen to have significant adverse impacts on communities and environments. In these circumstances, we may fail to meet the evolving expectations of our stakeholders (including investors, governments, employees, suppliers, customers and Indigenous peoples and other community members) whose support is needed to realise our strategy and purpose. This could lead to loss of stakeholder support or regulatory approvals, increased taxes and regulation, enforcement action, litigation or class actions, or otherwise impact our licence to operate and adversely affect our reputation, ability to attract and retain talent, ability to access capital, operational continuity and financial performance.

Examples of potential threats

•   Engaging in or being associated with activities (including through non-operated
joint ventures and our value chain) that have or are perceived to have individual or cumulative adverse impacts on the environment, biodiversity and land management, water access and management, human rights or cultural heritage.

•   Failing to meet stakeholder expectations in connection with our legal and regulatory obligations, relationships with Indigenous peoples, community wellbeing and the way we invest in communities or our approach to environment, climate change, biodiversity and land management, water access and management, human rights or cultural heritage priorities.

•   Political, regulatory and judicial developments (such as constitutional reform in Chile that could lead to adjustments to water and other resource rights) could increase uncertainty in relation to our operating environment, requiring us to adjust our business plans or strategy. For example, changes to regulations may require us to modify mine plans, limit our access to reserves and resources, delay the timing or increase costs associated with closure and rehabilitation of assets, or expose BHP to unanticipated environmental or other legacy liabilities.

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

Why is this important to BHP?

In addition to the threats described in our other risk factors, our business could experience unanticipated, unforeseeable or other adverse events (internal or external) that could harm our people, disrupt our operations or value chain, or damage our assets or corporate offices, including our non-operated
assets in which BHP has a
non-controlling
interest. A failure to identify or understand exposure, adequately prepare for these events (including maintaining business continuity plans) or build wider organisational resilience may inhibit our (or our third-party partners’) ability to respond and recover in an effective and efficient manner. This could cause material adverse impacts on our business, such as reduced ability to access resources, markets and the operational or other inputs required by our business, reduced production or sales of commodities, or increased regulation, which could adversely impact our financial performance, share price or reputation and could lead to litigation (including class actions).

Examples of potential threats

•   Geopolitical, global economic, regional or local developments or adverse events, such as social unrest, strikes, work stoppages, labour disruptions, social activism, terrorism, bomb threats, economic slowdown, acts of war or other significant disruptions in areas where we operate or have interests. For example, production at Escondida in FY2022 was impacted by public road blockades associated with social unrest.

•   Natural events, including earthquakes, tsunamis, hurricanes, cyclones, fires, solar flares and pandemics. For example, continued
COVID-19
related absences contributed to a fall in production volumes in the March 2022 quarter for copper, iron ore, nickel and energy coal.

•   Potential physical impacts of climate change, such as acute risks that are event driven (including increased frequency and severity of extreme weather events) and chronic risks resulting from longer-term changes in climate patterns. Hazards and impacts may include changes in precipitation patterns, water shortages, rising sea levels, increased storm intensity, prolonged extreme temperatures and increased drought, fire and tidal flooding.

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

Why is this important to BHP?

Transition risks arise from policy, regulatory, legal, technological, market and other societal responses to the challenges posed by climate change and the transition to a low-carbon
economy. As a world-leading resources company, BHP is exposed to a range of transition risks that could affect the execution of our strategy or our operational efficiency, asset values and growth options, resulting in a material adverse impact on our financial performance, share price or reputation, including litigation. The complex and pervasive nature of climate change means transition risks are interconnected with and may amplify our other risk factors. Additionally, the inherent uncertainty of potential societal responses to climate change may create a systemic risk to the global economy.

Examples of potential threats

•   Introduction or improvement of
low-carbon
technologies or changes in customer preference for products that support the transition to a low-carbon
economy may decrease demand for some of our products (which may be abrupt or unanticipated), increase our costs or decrease the availability of key inputs to production. For example:

• ‘Green steel’ technologies may reduce demand for our metallurgical coal or iron ore.

• Increased scrap-based steel production may reduce demand for our metallurgical coal and iron ore by limiting production that is required globally.

• New battery technologies that use less nickel could enter the market and reduce demand for our nickel products.

• Failure to address investor concerns on the potential impact of climate change on and from BHP’s portfolio and operations may result in reduced investor confidence.

•   Social concerns around climate change may result in investors divesting our securities or pressure on financial institutions not to provide financing for our fossil fuel assets, which could limit our ability to access capital markets and potentially result in reduced access to financing or increased financing costs, or otherwise adversely impact our ability to optimise our portfolio.

•   Perceived or actual misalignment of BHP’s climate actions (goals, targets and performance) with societal and investor expectations, or a failure to deliver our climate actions, may result in damage to our reputation, climate-related litigation (including class actions) or give rise to other adverse regulatory, legal or market responses.

•   Sub-optimal
selection, implementation or effectiveness of technology that is intended to contribute towards the delivery of our climate targets, goals and strategies, or unavailability of that technology (including due to a failure of external equipment manufacturers to deliver on schedule or competition for limited supply) could delay or increase costs in achieving our plans for operational decarbonisation.

•   Changes in laws, regulations, policies, obligations, government actions and our ability to anticipate and respond to such changes, including GHG emission targets, restrictive licencing, carbon taxes, carbon offset regulations, border adjustments or the addition or removal of subsidies, may give rise to adverse regulatory, legal or market responses. For example, the implementation of regulations intended to reduce GHG emissions in the steel industry in China could adversely impact demand for our metallurgical coal and/or iron ore.

ADOPTING TECHNOLOGIES AND MAINTAINING DIGITAL SECURITY

Risks associated with adopting and implementing new technologies, and maintaining the effectiveness of our existing digital landscape (including cyber defences) across our value chain.

Why is this important to BHP?
Our business and operational processes across our value chain are increasingly dependent on the effective application and adoption of technology, which we use as a lever to deliver on our current and future operational, financial and social objectives. This exposes BHP to risks originating from adopting or implementing new technologies, or failing to take appropriate action to position BHP for the digital future, which may impact the capabilities we require, the effectiveness and efficiency of our operations and our ability to compete effectively. We may also fail to maintain the effectiveness of our existing and future digital landscape, including cyber defences, exposing us to technology availability, reliability and cybersecurity risks. These could lead to operational events, commercial disruption (such as an inability to process or ship our products), corruption or loss of system data, misappropriation or loss of funds, unintended loss or disclosure of commercial or personal information, enforcement action or litigation. An inability to adequately maintain existing technology or implement critical new technology, or any sustained disruption to our existing technology, may also adversely affect our licence to operate, reputation, results of operations and financial performance.

Examples of potential threats

•   Failure to invest in appropriate technologies or to keep pace with advancements in technology that support the pursuit of our objectives may adversely impact the effectiveness or efficiency of our business and erode our competitive advantage. For example, a failure to implement appropriate technologies that support our assets to produce higher-grade commodities or less waste from existing resources could limit our ability to sell our commodities or reduce costs.

•   Failing to identify, access and secure necessary infrastructure and key inputs (including electricity, internet bandwidth, data, software, licences or other rights in intellectual property, hardware and talent) to support new technology innovations and advanced technologies may adversely affect our ability to adopt, operate or retain access to those technologies. This includes artificial intelligence and machine learning, process automation, robotics, data analytics, cloud computing, smart devices and remote working solutions. For example, adopting new technology to reduce GHG emissions through the use of alternative energy sources may require new infrastructure, while effective implementation of new digital technologies may be heavily dependent on access to relevant data.

• Failure or outage of our information or operational technology systems.

•   Cyber events or attacks on our information or operational technology systems, including on third-party partners and suppliers (such as our cloud service providers). For example, a cyber attack could result in a failure of business-critical technology systems at one or more of our assets, which may reduce operational productivity and/or adversely impact safety.

ETHICAL MISCONDUCT

Risks associated with actual or alleged deviation from societal or business expectations of ethical behaviour (including breaches of laws or regulations) and wider or cumulative organisational cultural failings, resulting in significant reputational impacts.

Why is this important to BHP?

Actual or alleged conduct of BHP or our people or third-party partners that deviates from the standard of ethical behaviour expected of us could result in reputational damage or a breach of law or regulations. Such conduct includes fraud, corruption, anti-competitive behaviour, money laundering, breaching trade or financial sanctions, market manipulation, privacy breaches, ethical misconduct and wider organisational cultural failings. A failure to act ethically or legally may result in negative publicity, investigations, public inquiries, regulatory enforcement action, litigation or other civil or criminal proceedings, or increased regulation. It could also threaten the validity of our tenements or permits, or adversely impact our reputation, results of operations, financial performance or share price. Impacts may be amplified if our senior leaders fail to uphold BHP’s values or address actual or alleged misconduct in a way that is consistent with societal and stakeholder expectations. Our workplace culture may also be eroded, adversely affecting our ability to attract and retain talent. Risks and impacts are also heightened by the complex and continuously evolving legal and regulatory frameworks that apply to the jurisdictions where we operate and potentially conflicting obligations under different national laws.

Examples of potential threats

•   Failing to prevent breaches of international standards, laws, regulations or other legal, regulatory, ethical, environmental, governance or compliance obligations, such as external misstatements, inaccurate financial or operational reporting or a breach of our continuous disclosure obligations.

• Corruption (for example, due to the acquisition of early-stage options in non-OECD countries), market conduct or anti-competitive behaviour, including in relation to our joint venture operations.

•   Failing to comply with trade or financial sanctions (which are complex and subject to rapid change and may potentially result in conflicting obligations), health, safety and environmental laws and regulations, native title and other land right or tax or royalty obligations.

• Failing to protect our people from harm (including to mental and physical health) due to misconduct that takes place in connection with their work, such as discrimination or sexual harassment.

9.2    Management of risks
Each risk factor may present opportunities as well as threats. We take certain risks for strategic reward in the pursuit of our strategy and purpose, including to grow our asset portfolio and develop the right capabilities for the future of our business. Potential threats and opportunities associated with each of our risk factors are described below, along with the key controls to manage them. These controls are not exhaustive and many Group-wide controls (such as
Our Code of Conduct
, Risk Framework, mandatory minimum performance requirements for risk management, health, safety and other matters, dedicated non-operated
joint venture teams and our Contractor Management Framework) help to support effective and efficient management of all risks in line with our risk appetite. While we implement preventative and/or mitigating controls designed to reduce the likelihood of a threat from occurring and minimise the impacts if it does, these may not be effective.
Operational events
Examples of potential opportunities

•
Our focus on safety and the wellbeing of our people, communities and the environment may increase operational resilience and stakeholder confidence, enhancing our ability to attract and retain talent and access (or lower the cost of) capital.

•
Collaborating with industry peers and relevant organisations on minimum standards (such as the internationally recognised Flight Safety Foundation’s Basic Aviation Risk Standard, Global Industry Standard on Tailings Management, Large Open Pit Project guidelines on open-pit
mining design and management, and the Cave Mining 2040 Consortium on deep mining design and management) supports improvements to wider industry management of operational risks and may also identify opportunities to improve our own practices.

Key management actions

•
Planning, designing, constructing, operating, maintaining and monitoring surface and underground mines, water and tailings storage facilities, and other infrastructure and equipment in a manner designed to maintain structural integrity, prevent incidents and protect our people, assets, communities, the environment and other stakeholders.

•
Specifying minimum requirements and technical specifications, such as for transportation (including high-occupancy vehicles, aircraft and their operators) and geotechnical (including characterisation, design, ground control and monitoring), and compliance with operating specifications, industry codes and other relevant standards, including BHP’s mandatory minimum performance requirements.

•
Defining key governance roles, such as a dam owner (an internal BHP individual who is accountable for maintaining effective governance and integrity of each tailings storage facility) and providing training and qualifications for our people.

•	Inspections, technical reviews, audits and other assurance activities, such as independent dam safety reviews and geotechnical review boards.

•	Maintaining evacuation routes, supporting equipment, crisis and emergency response plans and business continuity plans.

•	Incorporating future climate projections into risks associated with operational events through ongoing assessment of potential physical climate change risks.
FY2022 insights
Our exposure to risks associated with operational events decreased in FY2022 as the divestment of our interests in Cerrejón and BMC, and the merger of our Petroleum business with Woodside, removed associated risks (including the risk of an offshore well blow out) from BHP’s risk profile. Otherwise, our exposure to risks associated with operational events remained relatively unchanged.
Further information

•	OFR 7.4 – Safety

•	OFR 7.18 – Tailings storage facilities

•	OFR 8 – Samarco

•	bhp.com/sustainability

Accessing key markets
Examples of potential opportunities

•
Monitoring macroeconomic, societal, geopolitical and policy developments and trends may reveal new markets or commodities, or identify opportunities to strengthen secondary markets for existing products.

•	Developing strategic partnerships and strong, mutually beneficial relationships with our customers may enable us to create value.

•
Building a deep understanding of geopolitical threats and opportunities and their potential impacts on global trade flows and our business could enhance our strategy, business planning and response, providing a potential competitive advantage.

•
Identifying the potential for weather, climate variability or climate change to disrupt delivery of products and implementing management measures may increase the resilience of our operations and value chain.

•
Signal monitoring and building relationships with and understanding the perspectives of influential stakeholders may improve our ability to understand and provide input to policy development, and to respond to and manage any impacts from policy changes (such as trade policies).

Key management actions

•	Monitoring and assessing our ability to access key markets, and maintaining sales plans, product placement and business resilience strategies and relationships with relevant stakeholders.

•	Maintaining response plans for various scenarios (including physical disruptions of logistics) to mitigate disruptions to our ability to access key markets.

•
Monitoring geopolitical and macroeconomic developments and trends, including through signal monitoring and our enterprise-level watch list of emerging themes, to provide an early indication of events that could impact our ability to access key markets.

•	Identifying weather and/or climate-related vulnerabilities and implementing controls to mitigate disruptions to our ability to physically access key markets.

•	Diversifying our asset and commodity portfolio, such as our ongoing investment in potash through the Jansen Potash Project, to reduce exposure to market concentration risks.
FY2022 insights
Exposure to risks associated with our access to key markets increased in FY2022 due to changes in our external environment, over which we have limited influence. The Ukraine conflict and the corresponding international response has significantly increased volatility and uncertainty in the international trading, business and financial environment. Escalation or expansion of the conflict or the international response could cause greater disruption of global supply chains and affect macroeconomic conditions and our ability to sell to particular customers or markets. In addition, strategic competition between the United States and China continued.
Optimising growth and portfolio returns
Examples of potential opportunities

•	Acquisition of new resources or acceleration of organic growth options in future facing commodities may strengthen and diversify our portfolio and protect and grow value over the long term.

•
Ability to predict long-term commodity demand, supply and price trends may lead to BHP being able to identify and acquire new future facing commodities and assets ahead of our competitors or exit from declining commodities in a timely manner, strengthening our portfolio and leading to long-term, higher portfolio returns.

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

•
our long-term strategic outlook and ongoing strategic processes to assess our competitive advantage and enable the identification of threats to, or opportunities for, our portfolio through forecasting and scenario modelling

•	monitoring signals to interpret external events and trends, and designing commodity strategies and price protocols that are reviewed by management and the Board

•	our Capital Allocation Framework, corporate planning processes, investment approval processes and annual reviews (including resilience testing) of portfolio valuations

•	our balance sheet and liquidity framework, which is designed to maintain a robust balance sheet with sufficient liquidity and access to diverse sources of funding

•	Pursuing a considered approach to new country entry, including development of capability to operate in higher-risk jurisdictions, in order to support portfolio opportunities.

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

FY2022 insights
Our exposure to risks associated with optimising growth and portfolio returns increased in FY2022 as a result of volatility and uncertainty across global economies, fiscal regimes and industrial relations, licencing-regulatory uncertainty and escalating social value expectations. The ongoing conflict in Ukraine has contributed to inflationary pressures for key inputs across our value chain (such as diesel, acid, ammonia and explosives). In FY2022, we completed the divestment of our interests in BMC and Cerrejón, and the merger of our Petroleum business with Woodside, which are intended to optimise and consolidate our portfolio to align with BHP’s long-term strategy.
Further information

•	OFR 3 – Positioning for the future

•	OFR 10 – Performance by commodity

•	Financial Statements note 23 ‘Financial risk management’
Significant social or environmental impacts
Examples of potential opportunities

•
Our support for responsible stewardship of natural resources may enhance the resilience of environments and communities to potential threats (including the potential physical impacts of climate change). For example, BHP has commenced a pilot study on developing a Natural Capital Account at a restored mine site to understand how we can better incorporate nature-related threats and opportunities into our strategic planning, risk management and asset allocation decisions.

•
Strong social performance, including sustainable mining and a focus on the wellbeing of communities, could generate competitive advantage in the jurisdictions where we operate. For example, BHP was recognised for our contribution to the development of female leaders in the Chilean mining sector (Inspirational Women in Mining Awards), which may enhance our attractiveness as a place to work and support talent retention.

•	Our global social value strategy may improve stakeholder relations, enhance community trust and increase investor confidence and demand for our commodities.

•
Greater clarity, transparency and standards associated with regulatory regimes that support and protect communities and the environment may increase requirements across our sector, generating competitive advantage for companies that have already invested in social and environmental performance.

•
Building our reputation for sustainable and responsible operating practices (such as through the Copper Mark, which was awarded to three of our copper assets in FY2022) may increase demand for some of our commodities and improve our access to talent and capital.

Key management actions

•
The
Our Requirements for Community
and
Our Requirements for Environment and Climate Change
standards provide requirements and practices that are designed to strengthen our social, human rights and environmental performance. Our Human Rights Policy Statement, Water Stewardship Position Statement, Climate Transition Action Plan 2021 and Indigenous Peoples Policy Statement set out our targets, goals, commitments and/or approach to these matters.

•
Engaging in regular, open and transparent dialogue with stakeholders to better understand their expectations, concerns and interests, and undertaking research to better understand stakeholder perceptions.

•	Building social value into our decision-making process, along with financial considerations, including through our new social value framework and 2030 People, Planet and Prosperity goals.

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
FY2022 insights
Our exposure to risks with potentially significant social or environmental impacts increased in FY2022 due to environmental, political and regulatory developments, and increasing societal expectations, including of regulators and other stakeholders on Indigenous peoples’ rights, climate change and the potential impacts of our operations throughout the asset life cycle. We have continued to focus on improving engagement with Indigenous peoples, including the protection of cultural heritage. The economic importance of biodiversity is increasingly at the forefront of investor considerations (particularly following the Dasgupta Review in the United Kingdom in FY2021) and is expected to be strengthened through the development of institutional frameworks, including the Taskforce on Nature-related Financial Disclosures. The opportunity for BHP in measuring and ascribing value to natural assets is to gain a better understanding of the value of environmental impacts and dependencies, and the risks they may pose to delivery of our strategy, purpose and public targets, goals and commitments.
Further information

•	OFR 6 – People and culture

•	OFR 7.8 – Climate change

•	OFR 7.10 – Community

•	OFR 7.11 – Human rights

•	OFR 7.13 – Indigenous peoples

•	OFR 7.14 – Social investment

•	OFR 7.15 – Environment

•	OFR 7.16 – Water

•	OFR 7.17 –Biodiversity and land

•	bhp.com/sustainability
Inadequate business resilience
Examples of potential opportunities

•
Risk identification and management supports proactive, focused and prioritised deployment of resources to reduce exposure to adverse events. It may be used to inform priorities and strategies across BHP, supporting a proportionate and cost-effective response, which could provide a competitive advantage at a regional or global level.

•
Building wider organisational resilience may enable us to maintain dividends to shareholders amid adverse external events and make growth-generating, counter-cyclical investments, as well as to help us mitigate the impacts of unforeseeable adverse events. For example, we have developed new agile and remote ways of working in response to the
COVID-19
pandemic, which may also increase our resilience to other adverse events.

•
Adapting to climate change across our operations and value chain could enhance the safety, productivity and climate resilience of our operated assets, position BHP as a supplier of choice and provide competitive advantage (for example, by fulfilling our commitment to security of supply). Support for climate vulnerable communities and ecosystems may also improve our social value proposition.

Key management actions

•
Implementing Group-wide controls to enhance business resilience, including BHP’s mandatory minimum performance requirements for security, crisis and emergency management and business continuity plans, and seeking to maintain an investment grade credit rating.

•
Monitoring our current state of readiness (preparedness, redundancy and resilience), including through scenario analysis and business resilience exercises, supporting organisational capability in our operations, functions and senior management to effectively and efficiently respond to and recover from adverse events should they materialise.

•
Monitoring the external environment, including political and economic factors, through signal monitoring, our geopolitical monitoring and public policy frameworks and our enterprise-level watch list of emerging themes, to support early identification of policy changes or adverse events for which we may need to increase preparedness.

•	Identifying security threats that could directly or indirectly impact our operations and people in countries of interest to BHP.

•
Implementing our Adaptation Strategy with respect to the physical risks of climate change, including requiring operated assets and functions to identify and progressively assess potential physical climate change risks (including to our value chain) and build climate change adaptation into their plans, activities and investments.

•
Sourcing quality, centralised climate data covering each of our operating locations so that our operated assets and functions have access to appropriate data to support climate studies that will inform investment decisions around enhancing our operational resilience.

FY2022 insights
Our exposure to risks associated with inadequate business resilience continued to grow in FY2022, with the external environment becoming increasingly volatile. Key emerging themes (including social activism, international criminal enterprise, global terrorism, cyber threats and war) signal heightened levels of global uncertainty and an increased likelihood of unexpected shocks or disruptions. At the same time, crisis events are increasing in frequency and scale. Some of these events directly impacted our business during FY2022, including the emergence of new COVID-19 variants and flooding in eastern and southern Australia (which flooded the road to Olympic Dam and impacted inbound critical consumables). In addition to continuing to build organisational resilience to such threats, adaptation of our business to the potential physical impacts of climate change continues to be at the forefront of our thinking, with the Intergovernmental Panel on Climate Change 6 th
Assessment Report noting the increased frequency and magnitude of climatic events.
Further information

•	BHP Climate Change Report 2020

•	BHP Climate Transition Action Plan 2021

•	OFR 7.8 – Climate change

•	OFR 7.12 – Security services

•	bhp.com/sustainability
Low-carbon
transition
Examples of potential opportunities

•
Our copper, nickel, iron ore and metallurgical coal provide essential building blocks for renewable power generation and electric vehicles, and can play an important part in the transition to a low-carbon
economy.

•	Our potash fertiliser options can promote more efficient and profitable agriculture and alleviate the increased competition for arable land.

•
Increased collaboration with customers, suppliers and original equipment manufacturers, such as BHP’s partnerships with HBIS Group, China Baowu, JFE, POSCO and Tata Steel to explore technologies to reduce GHG emissions across the steel value chain, can provide opportunities for the development of new products and markets.

Key management actions

•
Establishing public positions on, and mandatory minimum performance requirements for managing, climate change threats and opportunities, which are set out in our Climate Change Report 2020, our Climate Transition Action Plan 2021 and the
Our Requirements for Environment and Climate Change
standard.

•
Using climate-related scenarios (including our Paris-aligned 1.5°C scenario), themes and signposts (such as monitoring policy, regulatory, legal, technological, market and other societal developments) to evaluate the resilience of our portfolio and inform our strategy.

•
Considering transition risks (including carbon prices) when making capital expenditure decisions or allocating capital through our Capital Allocation Framework, supporting the prioritisation of capital and investment approval processes.

•
Seeking to mitigate our exposure to risks arising from policy and regulation in our operating jurisdictions and markets by reducing our operational GHG emissions and taking a product stewardship approach to GHG emissions in our value chain.

•	Advocating for the introduction of an effective, long-term policy framework that can deliver a measured transition to a low-carbon economy.

FY2022 insights
Our exposure to transition risks decreased in FY2022 due to portfolio changes involving the merger of our Petroleum business with Woodside and divestment of our interests in BMC and Cerrejón. However, societal pressure for change continued to increase with many governments and organisations making commitments to achieve GHG emissions targets within specified timeframes, including commitments at the United Nations Climate Change Conference (COP 26) in November 2021. Investor and other stakeholder interest in understanding how climate change might impact our strategy and portfolio continued to grow in FY2022, and stakeholder expectations of BHP regarding disclosure of climate-related information have increased accordingly.
Further information

•	BHP Climate Change Report 2020

•	BHP Climate Transition Action Plan 2021

•	OFR 3 – Positioning for the future

•	OFR 7.8 – Climate change

•	bhp.com/sustainability/climate-change
Adopting technologies and maintaining digital security
Examples of potential opportunities

•
Applying digital solutions across our operations and value chain may unlock greater productivity and safety performance. For example, using predictive analytics to enable operations to identify asset condition and efficiencies may improve safety, production and equipment availability, and reduce maintenance and other costs.

•
Technology solutions to reduce GHG emissions may support BHP, our suppliers and customers in achieving climate action targets. For example, BHP has become a founding partner of Komatsu’s GHG Alliance in the ongoing development of zero GHG emissions haul trucks.

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

Key management actions

•
Our assets, functions and projects are responsible for managing localised or project-specific exposure to technology and cyber risks, including risks associated with business- critical technology systems. Enterprise-level risks that are specific to technology, such as those that pose a greater threat to our wider business and strategic opportunities, are generally managed by our global Technology team and other relevant stakeholders to support delivery of our technology strategy.

•	We collaborate with industry and research partners to develop technological solutions.

•	Our Technology Risk Committee oversees the management and improvement of technology risks and controls, and supports the embedment of a sustainable risk culture in our Technology team.

•
We employ a number of measures designed to protect against, detect and respond to cyber events or attacks, including BHP’s mandatory minimum performance requirements for technology and cybersecurity, cybersecurity performance requirements for suppliers, cybersecurity resilience programs, an enterprise security framework and cybersecurity standards, cybersecurity risk and control guidance, security awareness programs and training to build capability, security assessments and continuous monitoring, restricted physical access to hardware and crisis management plans.

FY2022 insights
As we continued to leverage technology and enable digital transformation in FY2022, our exposure to associated risks increased. In particular, a continued increase in the frequency and sophistication of cyber attacks against companies, as well as on supply chains and critical infrastructure (for example, cyber attacks affecting South Africa Transfer Port Terminals and the Toronto Transit Commission) highlighted the importance of our ongoing focus to strengthen management of cybersecurity risk across the Group. We continued to adopt digital technologies where appropriate, including through the use of greater automation at our operations.
Further information

•	OFR 2.2

Ethical misconduct
Examples of potential opportunities

•	Our capability to manage ethical misconduct risks may expand portfolio growth options by providing greater assurance that we can operate legally and ethically in high-risk jurisdictions.

•
Managing ethical misconduct risks in line with societal and stakeholder expectations may distinguish BHP from competitors and enhance our ability to raise capital, attract and retain talent, engage with governments and communities in new jurisdictions, obtain permits, partner with external organisations or suppliers, or market our products to customers.

•	Playing a leading role in the management of ethical misconduct risks, such as sexual harassment risks, may help BHP to increase ethical and behavioural standards across the resources industry.
Key management actions

•	Setting the ‘tone from the top’ through Our Charter, which is central to our business and describes our purpose, values and how we measure success.

•	Implementing internal policies, standards, systems and processes for governance and compliance to support an appropriate culture and prioritise respectful behaviours at BHP, including:

¡	Our Code of Conduct and BHP’s mandatory minimum performance requirements for business conduct, market disclosure and other matters

¡	training on Our Code of Conduct and in relation to anti-corruption, market conduct and competition

¡	ring fencing protocols to separate potentially competing businesses within BHP

¡
governance and compliance processes, including classification of sensitive transactions, as well as accounting, procurement and other internal controls, and tailored monitoring of control effectiveness

¡	oversight and engagement with high-risk areas by our Ethics and Investigations, Compliance and Internal Audit teams, and the Disclosure Committee

¡
review and endorsement by our Compliance team of the highest-risk transactions, such as gifts and hospitality, engagement of third parties, community donations and sponsorships above defined thresholds

¡	automated counterparty and transaction screening against lists of entities subject to trade sanctions

¡	our EthicsPoint anonymous reporting service, supported by an ethics and investigations framework and central investigations team

¡
our ‘Together we can stop sexual harassment’ campaign, launched across all our offices and sites in Australia, and ‘Stop for Safety’ sessions held globally by our leaders to set expectations around racism, sexual harassment and other disrespectful behaviours

•	Continuing to enforce Our Code of Conduct via appropriate investigations and responses including disciplinary action, in addition to deployment of appropriate safety controls to prevent harm.

•	Requiring anti-corruption and human rights risks to be considered as part of our new country entry approval process.
FY2022 insights
Our exposure to ethical misconduct risks increased in FY2022, including due to continued exploration of, and investment in, potential growth options in high-risk or less economically developed jurisdictions. Societal expectations regarding respectful behaviours in the workplace continued to grow. We continued to implement and improve controls designed to create a safe and respectful workplace and prevent sexual harassment from occurring. The ongoing conflict in Ukraine triggered the introduction of trade and financial sanctions by the United States, United Kingdom, European Union and other jurisdictions against Russia, underscoring the importance of continued management of associated risks across our global operations.
Further information

•	Our Charter and Our Code of Conduct

•	OFR 7.5 – Sexual harassment

•	OFR 7.7 – Ethics and business conduct

•	Corporate Governance Statement

10    Performance by commodity
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
For more information as to the statutory determination of our reportable segments, refer to Financial Statements note 1 ‘Segment reporting’.
Unit costs is one of our
non-IFRS
financial measures used to monitor the performance of our individual assets and is included in the analysis of each reportable segment. For the definition and method of calculation of our non-IFRS
financial measures, including Underlying EBITDA and Unit costs, refer to OFR 11.
10.1    Copper
Detailed below is financial and operating information for our Copper assets comparing FY2022 to FY2021.

Year ended 30 June US$M	2022	2021
Revenue	16,849	15,726
Underlying EBITDA	8,565	8,489
Net operating assets	27,420	26,928
Capital expenditure	2,528	2,180
Total copper production (kt)	1,574	1,636
Average realised prices
Copper (US$/lb)	4.16	3.81
Key drivers of Copper’s financial results
Price overview
Our average realised sales price for FY2022 was US$4.16 per pound (FY2021: US$3.81 per pound). Copper prices spent much of FY2022 trading around historic highs, buoyed by robust demand, low visible inventories, delays to new copper projects and Russian supply risks. However, prices fell in two stages in the June quarter. The first decline was due to the demand impact of China’s
COVID-19
lockdowns. The second was due to recession speculation in advanced economies. We believe mine supply and scrap collection will grow in the coming few years, covering near-term demand growth. Longer term, traditional end-use
demand is expected to be solid, while broad exposure to the electrification megatrend offers attractive upside.
Production
Total Copper production for FY2022 decreased by 4 per cent to 1,574 kt.
Escondida copper production decreased by 6 per cent to 1,004 kt primarily due to concentrator feed grade decline of 4 per cent, public road blockades affecting access to site for both workers and supplies, and the impact of a reduced operational workforce from
COVID-19.
Despite these challenges, Escondida achieved record material mined for FY2022 and near record concentrator throughput of 367 ktpd.
Pampa Norte copper production increased by 29 per cent to 281 kt reflecting the ramp up of the Spence Growth Option (SGO), partially offset by the impact of lower cathode production as a result of a 14 per cent decline in Pampa Norte stacking feed grade.
Olympic Dam copper production decreased by 33 per cent to 138 kt as a result of the major smelter maintenance campaign (SCM21) completed in January 2022 which was delayed due to
COVID-19
impacts on the availability of the workforce. Near record production in the June 2022 quarter followed the successful ramp up of the smelter to full capacity in April 2022. Average copper grade of 2.14 per cent was achieved in FY2022 as the majority of material mined is from the Southern Mine Area.
Antamina copper production increased by 4 per cent to 150 kt, reflecting higher copper head grades. Zinc production decreased by 15 per cent to 123 kt reflecting lower zinc head grades.

Financial results
Copper revenue increased by US$1.1 billion to US$16.8 billion in FY2022 due to higher average realised Copper prices offset by lower production.
Underlying EBITDA for Copper increased by US$76 million to US$8.6 billion. Price impacts, net of price-linked costs, increased Underlying EBITDA by US$1.0 billion. Lower volumes decreased Underlying EBITDA by US$652 million.
Controllable cash costs increased by US$107 million, due to higher costs at Escondida in line with record material mined and workforce bonus payments for renewal of a collective bargaining agreement, and also at Spence from a ramp up of concentrate volumes. In addition, controllable costs increased at both Escondida and Pampa Norte due to costs associated with the implementation of
COVID-19
preventative measures (reported as an exceptional item in the prior year). This was partially offset by favourable inventory movements at Escondida and Spence as well as lower costs at Olympic Dam reflecting favourable inventory movements due to reduced operational activity during the major smelter maintenance campaign. In the prior year, costs benefited from a one-off
gain from cancelled power contracts at Escondida and Spence.
Inflation and higher input prices for diesel, acid and consumables negatively impacted Underlying EBITDA by US$408 million and US$295 million respectively, partially offset by favourable foreign exchange rate movements of US$497 million. Equity accounted investment profits attributable to Antamina increased by US$97 million due to higher realised prices for both copper and zinc.
Escondida unit costs increased by 20 per cent to US$1.20 per pound at realised exchange rates. This reflected strong cost discipline despite higher prices for consumables, workforce bonus payments following renewal of a new collective bargaining agreement and a one-off
gain recorded in the prior year due to cancelled power contracts as part of Escondida’s transition to renewable electricity. Costs associated with a planned material mined increase of approximately 20 per cent, incremental costs associated with
COVID-19
preventative measures and lower
by-product
credits also contributed to higher unit costs. These increases were partially offset by lower power prices achieved by Escondida’s transition towards 100 per cent renewable electricity.
The calculation of Escondida unit costs is set out in the table below.

Escondida unit costs (US$M)	FY2022	FY2021
Revenue	9,500	9,470
Underlying EBITDA	6,198	6,483

Gross costs	3,302	2,987

Less: by-product credits	430	478
Less: freight	230	162

Net costs	2,642	2,347

Sales (kt)	1,001	1,066
Sales (Mlb)	2,206	2,350

Cost per pound (US$) 1,2,3	1.20	1.00

1	FY2022 based on average exchange rates of USD/CLP 811.

2	FY2022 includes COVID-19 related costs of US$0.02 per pound, which was reported as an exceptional item in FY2021 (FY2021: US$0.03 per pound).

3	FY2021 includes a one off gain from the optimised outcome from renegotiation of cancelled power contracts of US$0.04 per pound.
Outlook
Total Copper production of between 1,635 and 1,825 kt is expected in FY2023. Escondida production of between 1,080 and 1,180 kt is expected in FY2023, reflecting an expected increase in concentrator feed grade compared to FY2022. Production at Pampa Norte is expected to be between 240 and 290 kt in FY2023, reflecting a forecast decline in stacking feed grade at Pampa Norte, the commencement of plant design modifications at SGO and the continued transition towards the planned closure of Cerro Colorado at the end of CY2023. At Olympic Dam, production is expected to be between 195 and 215 kt in FY2023.
Antamina Copper production is expected between 120 and 140 kt in FY2023.
Escondida unit costs in FY2023 are expected to be between US$1.25 and US$1.45 per pound (based on an exchange rate of USD/CLP 830). This largely reflects inflationary pressures, including expected further price increases for consumables, and planned higher costs to study the potential to increase optionality at Escondida longer term. In the medium term, unit cost guidance for Escondida has been revised to less than US$1.15 per pound from less than US$1.10 per pound (based on an exchange rate of USD/CLP 830), reflecting inflation, the impact of higher power consumption and increased water costs. Medium-term production guidance for Escondida of 1.2 Mtpa on average over the next five years remains unchanged.
The comparison for the year ended 30 June 2021 to 30 June 2020 has been omitted from this Annual Report on Form
20-F
and can be found in our Annual Report on Form
20-F
for the fiscal year ended 30 June 2021, filed on 21 September 2021.

10.2    Iron Ore
Detailed below is financial and operating information for our Iron Ore assets comparing FY2022 to FY2021.

Year ended 30 June US$M	2022	2021
Revenue	30,767	34,475
Underlying EBITDA	21,707	26,278
Net operating assets	16,823	18,663
Capital expenditure	1,848	2,188
Total iron ore production (Mt)	253	254
Average realised prices
Iron ore (US$/wmt, FOB)	113.10	130.56
Key drivers of Iron Ore’s financial results
Price overview
Iron Ore’s average realised sales price for FY2022 was US$113.10 per wet metric tonne (wmt) (FY2021: US$130.56 per wmt). The iron ore market was firm for much of the second half of FY2022, supported by resilient demand, constrained supply of competing scrap in China, and lower than expected seaborne supply from some low-cost
and swing suppliers. As a result, Chinese port stocks declined steadily for much of the period. Near the close of the year, weakening sentiment within the steel value chain fed back into lower prices for iron ore. Looking ahead, the key near-term uncertainties are the pace of steel end-use
sector recovery in China, how the Chinese authorities will administer steel production cuts in the remainder of CY2022, and the performance of seaborne supply. In the medium term, China’s demand for iron ore is expected to be lower than it is today as crude steel production plateaus and the scrap-to-steel
ratio rises. In the long term, prices are expected to be determined by high-cost production, on a value-in-use
adjusted basis, from Australia or Brazil. It is imperative that we continue to compete on both quality and operational effectiveness.
Production
Total Iron Ore production was in line with the prior period.
WAIO production of 249 Mt (283 Mt on a 100 per cent basis) was in line with the prior period, reflecting continued strong supply chain performance and favourable weather compared to the prior period, offset by the impacts of temporary labour constraints relating to
COVID-19,
planned major maintenance including the Jimblebar train load out and car dumper one. Our preventative maintenance programs continue to underpin the strength of the WAIO supply chain, delivering increased car dumper, reclaimer and ship loader availability year on year and enabling record sales volumes of 284 Mt (100 per cent basis).
South Flank ramp up to full production capacity of 80 Mtpa (100 per cent basis) is ahead of schedule with an average rate of 67Mtpa achieved in the June 2022 quarter contributing to record production from the Mining Area C hub and record lump sales.
Samarco production of 4.1 Mt (BHP share) reflected the ramp up of production to capacity, following the recommencement of iron ore pellet production at one concentrator in December 2020.
Financial results
Total Iron Ore revenue decreased by US$3.7 billion to US$30.8 billion in FY2022 reflecting lower average realised prices.
Underlying EBITDA for Iron Ore decreased by US$4.6 billion to US$21.7 billion primarily due to lower average realised prices, net of price linked costs, of US$4.0 billion and higher operating cash costs of US$431 million. The higher cash costs are primarily a result of South Flank operational ramp up spend, increased rail maintenance, incremental costs associated with
COVID-19
(mainly higher demurrage costs due to delays, reported as an exceptional item in the prior year) and inventory movements to support the supply chain. Other items such as inflation and higher fuel and energy costs negatively impacted Underlying EBITDA by US$392 million. This was partially offset by favourable foreign exchange rate impacts of US$332 million.
WAIO unit costs increased by 13 per cent to US$16.81 per tonne at realised exchange rates. The increase in unit cost was mainly due to higher diesel prices, costs associated with the ramp up of South Flank, higher rail track maintenance costs, and costs associated with
COVID-19
of approximately US$0.50 per tonne, which has been taken to unit costs in this period but reported as an exceptional item in the prior period. The cost increase was partially offset by the impact of favourable exchange rate movements.

The calculation of WAIO unit costs is set out in the table below.

WAIO unit costs (US$M)	FY2022	FY2021
Revenue	30,632	34,337
Underlying EBITDA	21,788	26,270

Gross costs	8,844	8,067

Less: freight 1	2,497	1,755
Less: royalties	2,134	2,577

Net costs	4,213	3,735

Sales (kt, equity share)	250,688	252,052

Cost per tonne (US$) 2,3	16.81	14.82

1	Year on year increase of freight costs driven by higher diesel prices and vessel demand increases from global supply chain pressures relating to COVID-19.

2	FY2022 based on an average realised exchange rate of AUD/USD 0.73.

3
FY2022 includes
COVID-19
related costs of US$0.50 per tonne (including US$0.22 per tonne relating to operations and US$0.28 per tonne relating to demurrage). FY2021 excluded
COVID-19
related costs of US$0.51 per tonne (including US$0.25 per tonne relating to operations and US$0.26 per tonne relating to demurrage) that was reported as an exceptional item. In FY2021 an additional US$0.12 per tonne relating to capital projects was also reported as an exceptional item.

Outlook
WAIO production for FY2023 is expected to increase to between 246 and 256 Mt (278 and 290 Mt on a 100 per cent basis) reflecting the tie-in
of the port debottlenecking project (PDP1) and the continued ramp up of South Flank.
Samarco production of between 3 and 4 Mt (BHP share) is expected in FY2023.
Unit costs in FY2023 are expected to be between US$18 and US$19 per tonne (based on an exchange rate of AUD/USD 0.72). In the medium term, unit costs have been revised to less than US$17 per tonne reflecting updated guidance exchange rates (based on an exchange rate of AUD/USD 0.72) and inflationary pressures, and our plan to creep production to greater than 300 Mtpa.
The comparison for the year ended 30 June 2021 to 30 June 2020 has been omitted from this Annual Report on Form
20-F
and can be found in our Annual Report on Form
20-F
for the fiscal year ended 30 June 2021, filed on 21 September 2021.

10.3    Coal
Detailed below is financial and operating information for our Coal assets comparing FY2022 to FY2021.

Year ended 30 June US$M	2022	2021
Revenue	15,549	5,154
Underlying EBITDA	9,504	288
Net operating assets	7,650	7,512
Capital expenditure	621	579
Total metallurgical coal production (Mt)	37	41
Total energy coal production (Mt)	18	19
Average realised prices
Metallurgical coal (US$/t)	347.10	106.64
Hard coking coal (HCC) (US$/t)	366.82	112.72
Weak coking coal (WCC) (US$/t)	296.51	89.62
Thermal coal (US$/t)	216.78	58.42
Key drivers of Coal’s financial results
Price overview
Metallurgical coal
Our average realised sales price for FY2022 was US$366.82 per tonne for hard coking coal (HCC) (FY2021: US$112.72 per tonne) and US$296.51 per tonne for weak coking coal (WCC) (FY2021: US$89.62 per tonne). Metallurgical coal prices surged to record highs in the second half of FY2022 on firm rest of world demand, uncertainty over Russia and multi-regional, multi-causal supply disruptions. The deterioration in rest of world steelmaking profitability late in the June quarter saw prices descend from their extreme highs. The industry faces a difficult and uncertain period ahead. Natural trade flows are impaired, including uncertainty around China’s import policy and Russian coal supply. The regulatory environment has also become less conducive to long-life capital investment. Long term, we believe that a wholesale shift away from blast furnace steelmaking is still decades in the future. That assessment is based on our bottom-up
analysis of likely regional steel decarbonisation pathways, as discussed in our Climate Transition Action Plan. Demand for seaborne Hard Coking Coals (HCC) is expected to expand alongside the growth of the steel industry in hard coking coal importing countries such as India.
Energy coal
Our average realised sales price for FY2022 was US$216.78 per tonne (FY2021: US$58.42 per tonne). The Newcastle 6,000 kcal/kg price reached a record high in May 2022 due to very strong demand and constrained supply. Trade flow redirection from Asia to Europe due to the Russian invasion of Ukraine, gas-to-coal
switching as LNG prices spiked upwards, and hot weather in major importing regions, all contributed to the swift run-up
in pricing. Longer term, total primary energy derived from coal (power and non-power)
is expected to be challenged, particularly under deep decarbonisation scenarios, where demand is expected to decline in absolute terms.
Production
Metallurgical coal
Metallurgical coal production consisted of BMA production and BMC production up to 3 May 2022 when the divestment of our interest in BMC completed.
BMA production decreased by 9 per cent to 29 Mt (58 Mt on a 100 per cent basis). Record production at the Broadmeadow mine was more than offset by significant wet weather impacts across most BMA operations and labour constraints, including
COVID-19
related absenteeism which impacted stripping and mine productivity.
BMC production decreased by 9 per cent to 8 Mt due to the divestment of our 80 per cent interest in BMC to Stanmore Resources Limited on 3 May 2022.
Energy coal
Energy coal production consisted of NSWEC production and Cerrejón production up to 11 January 2022 when the divestment of our interest in Cerrejón completed.
NSWEC production decreased by 4 per cent to 14 Mt, reflecting lower volumes due to an increased proportion of washed coal to capitalise on higher margins for higher-quality coals,
COVID-19
related labour constraints which impacted stripping performance and mine productivity, and wet weather. Higher-quality coals made up almost 90 per cent of sales compared to approximately 60 per cent of sales in the prior year.
Cerrejón production decreased by 15 per cent to 4 Mt due to the divestment of our interest on 11 January 2022.

Financial results
Coal revenue increased by US$10.4 billion to US$15.5 billion in FY2022 mainly due to higher average realised prices.
Underlying EBITDA for Coal increased by US$9.2 billion to US$9.5 billion. Price impacts, net of price-linked costs, increased Underlying EBITDA by US$8.1 billion combined with the higher contribution of BMC of US$1.4 billion, mainly due to higher realised prices, prior to the divestment of our 80 per cent interest. Lower volumes decreased Underlying EBITDA by US$341 million and other items such as inflation and fuel and energy costs also negatively impacted Underlying EBITDA by US$279 million. This was partially offset by favourable foreign exchange rate impacts of US$268 million.
BMA unit costs
1
increased by 8 per cent to US$89 per tonne primarily due to lower volumes following significant wet weather impacts across most BMA operations and labour constraints, including
COVID-19
related absenteeism which impacted stripping and mine productivity, and higher diesel and electricity prices. This was partially offset by cost reduction initiatives and favourable exchange rate movements.
NSWEC unit costs increased by 10 per cent to US$71 per tonne reflecting lower volumes due to an increased proportion of washed coal to capitalise on higher margins for higher-quality coals and
COVID-19
related labour constraints which impacted stripping performance and mine productivity combined with higher diesel and electricity prices. This was partially offset by cost reduction initiatives and favourable exchange rate movements.
The calculation of BMA and NSWEC unit costs is set out in the table below:

	BMA unit costs 1		NSWEC unit costs
US$M	FY2022	FY2021	FY2022	FY2021
Revenue	10,254	3,537	3,034	839
Underlying EBITDA	6,335	567	1,807	(169)

Gross costs	3,919	2,970	1,227	1,008

Less: freight	50	54	–	–
Less: royalties	1,282	275	227	66

Net costs	2,587	2,641	1,000	942

Sales (kt, equity share)	29,049	31,958	14,124	14,626

Cost per tonne (US$) 2,3	89.06	82.64	70.80	64.41

1	Queensland Coal unit costs no longer reported as the divestment of BHP’s 80 per cent interest in BMC to Stanmore Resources Limited was completed on 3 May 2022.

2	FY2022 based on an average realised exchange rate of AUD/USD 0.73.

3
FY2022 includes
COVID-19
related costs of US$0.24 per tonne and US$0.57 per tonne, which was reported as an exceptional item in FY2021 (FY2021: US$0.98 and US$0.40 per tonne) relating to BMA and NSWEC respectively.

Outlook
BMA coal production for FY2023 is expected to be between 29 and 32 Mt (58 and 64 Mt on a 100 per cent basis).
NSWEC production for FY2023 is expected to be between 13 and 15 Mt reflecting a continued focus on higher-quality coals.
BMA unit costs in FY2023 are expected to be between US$90 and US$100 per tonne (based on an exchange rate of AUD/USD 0.72) as a result of continued higher diesel and electricity prices. We remain focused on cost reduction and productivity initiatives, however given the ongoing uncertainty regarding restrictions on coal imports into China and the announcement of the change to the Queensland royalty regime, we are unable to provide medium-term volume and unit cost guidance. We are seeking to preserve low-cost
incremental growth optionality in our portfolio with a focus on higher-quality coking coals.
NSWEC unit costs in FY2023 are expected to be between US$76 and US$86 per tonne (based on an exchange rate of AUD/USD 0.72) reflecting inflationary pressures, higher port toll charges at the NCIG coal export terminal and a continued focus on higher-quality coals, offset by mine plan optimisation, productivity improvements and cost reduction initiatives.
The comparison for the year ended 30 June 2021 to 30 June 2020 has been omitted from this Annual Report on Form
20-F
and can be found in our Annual Report on Form
20-F
for the fiscal year ended 30 June 2021, filed on 21 September 2021.

10.4    Other assets
Detailed below is an analysis of Other assets’ financial and operating performance comparing FY2022 to FY2021.
Nickel West
Key drivers of Nickel West’s financial results
Price overview
Our average realised sales price for FY2022 was US$23,275 per tonne (FY2021: US$16,250 per tonne). The nickel market was in deficit across the 2021 calendar year and early 2022. Visible inventories were drawn down steeply, putting upward pressure on prices. These tight fundamentals emerged due to a combination of strong demand from conventional end-use
sectors, rapid growth in the electric vehicle value chain, uncertainty over the actual and potential loss of supply from Russia, and constrained
Class-1
supply in the 2021 calendar year. These forces culminated in a dramatic spike in LME prices in March 2022. Prices have since fallen back to levels before the Russian invasion of Ukraine due to recession fears, alongside other exchange-traded metals. Longer term, we believe nickel will be a core beneficiary of the electrification mega-trend and that nickel sulphides will be particularly attractive.
Production
Nickel West production in FY2022 decreased by 14 per cent to 77 kt due to the significant impacts of
COVID-19
related labour absenteeism and workforce shortages, and unplanned downtime at the oxygen plant leading to a
15-day
smelter outage in the June 2022 quarter.
Financial results
Higher average realised sales prices resulted in revenue increasing by US$381 million to US$1.9 billion in FY2022.
Nickel West’s Underlying EBITDA increased from US$259 million in FY2021 to US$420 million in FY2022, reflecting higher average realised prices and favourable exchange rate movements. This was partially offset by lower volumes mainly due to the significant impacts of
COVID-19
related labour absenteeism and workforce shortages, unplanned downtime at the oxygen plant leading to a
15-day
smelter outage in the June 2022 quarter, and the adverse impacts of the stronger nickel price on third-party concentrate purchase costs.
Outlook
Nickel West production for FY2023 is expected to be between 80 and 90 kt, weighted to the second half of the year due to planned smelter maintenance in the first half.
Potash
Potash recorded an Underlying EBITDA loss of US$147 million in FY2022, and a loss of US$167 million in FY2021.
The comparison for the year ended 30 June 2021 to 30 June 2020 has been omitted from this Annual Report on Form
20-F
and can be found in our Annual Report on Form
20-F
for the fiscal year ended 30 June 2021, filed on 21 September 2021.
10.5    Impact of changes to commodity prices
The prices we obtain for our products are a key driver of value for BHP. Fluctuations in these commodity prices affect our results, including cash flows and asset values. The estimated impact of changes in commodity prices in FY2022 on our key financial measures is set out below.

	Impact on profit after taxation from Continuing operations (US$M)	Impact on Underlying EBITDA (US$M)
US¢1/lb on copper price	22	31
US$1/t on iron ore price	160	228
US$1/t on metallurgical coal price	16	23
US$1/t on energy coal price	9	13
US¢1/lb on nickel price	1	1

11    Non-IFRS
financial information
We use various
non-IFRS
financial information to reflect our underlying financial performance.
Non-IFRS
financial information is not defined or specified under the requirements of IFRS, but is derived from the Group’s Consolidated Financial Statements prepared in accordance with IFRS. The non-IFRS
financial information and the below reconciliations included in this document are unaudited. The non-IFRS
financial information presented is consistent with how management review financial performance of the Group with the Board and the investment community.
Sections 1.1 and 1.2 outline why we believe
non-IFRS
financial information is useful and the calculation methodology. We believe non-IFRS
financial information provides useful information, however should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position.
Comparative periods have been adjusted for the effects of applying IFRS 5
‘Non-current
Assets Held for Sale and Discontinued Operations’ and discloses them on the same basis as the current period figures.
The following tables provide reconciliations between
non-IFRS
financial information and their nearest respective IFRS measure.
Exceptional items
To improve the comparability of underlying financial performance between reporting periods, some of our non-IFRS
financial information adjusts the relevant IFRS measures for exceptional items. For more information on exceptional items refer to Financial Statements note 3 ‘Exceptional items’.
Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Group’s Consolidated Financial Statements. The exceptional items included within the Group’s profit from Continuing and Discontinued operations for the financial years are detailed below.

Year ended 30 June	2022 US$M	2021 US$M Restated	2020 US$M Restated
Continuing operations
Revenue	–	–	–
Other income	840	34	489
Expenses excluding net finance costs, depreciation, amortisation and impairments	(494)	(545)	(1,019)
Depreciation and amortisation	–	–	–
Net impairments	–	(2,371)	(409)
Loss from equity accounted investments, related impairments and expenses	(676)	(1,456)	(508)

Profit/(loss) from operations	(330)	(4,338)	(1,447)

Financial expenses	(290)	(85)	(93)
Financial income	–	–	–

Net finance costs	(290)	(85)	(93)

Profit/(loss) before taxation	(620)	(4,423)	(1,540)

Income tax (expense)/benefit	(454)	(1,057)	239
Royalty-related taxation (net of income tax benefit)	–	–	–

Total taxation (expense)/benefit	(454)	(1,057)	239

Profit/(loss) after taxation from Continuing operations	(1,074)	(5,480)	(1,301)

Discontinued operations
Profit/(loss) after taxation from Discontinued operations	8,159	(317)	(4)

Profit/(loss) after taxation from Continuing and Discontinued operations	7,085	(5,797)	(1,305)

Total exceptional items attributable to non-controlling interests	–	(24)	(201)
Total exceptional items attributable to BHP shareholders	7,085	(5,773)	(1,104)

Exceptional items attributable to BHP shareholders per share (US cents)	140.0	(114.2)	(21.9)

Weighted basic average number of shares (Million)	5,061	5,057	5,057

Non-IFRS
financial information derived from Consolidated Income Statement
Underlying attributable profit

Year ended 30 June	2022 US$M	2021 US$M	2020 US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	30,900	11,304	7,956
Total exceptional items attributable to BHP shareholders 1	(7,085)	5,773	1,104

Underlying attributable profit	23,815	17,077	9,060

1	For more information refer to Financial Statements note 3 ‘Exceptional items’.
Underlying basic earnings per share

Year ended 30 June	2022 US cents	2021 US cents	2020 US cents
Basic earnings per ordinary share	610.6	223.5	157.3
Exceptional items attributable to BHP shareholders per share 1	(140.0)	114.2	21.9

Underlying basic earnings per ordinary share	470.6	337.7	179.2

1	For more information refer to Financial Statements note 3 ‘Exceptional items’.
Underlying attributable profit – Continuing operations

Year ended 30 June	2022 US$M	2021 US$M Restated	2020 US$M Restated
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	30,900	11,304	7,956
(Profit)/loss after taxation from Discontinued operations attributable to members of BHP	(10,655)	225	(108)
Total exceptional items attributable to BHP shareholders 1	(7,085)	5,773	1,104
Total exceptional items attributable to BHP shareholders for Discontinued operations 2	8,159	(317)	(4)

Underlying attributable profit – Continuing operations	21,319	16,985	8,948

1	For more information refer to Financial Statements note 3 ‘Exceptional items’.

2	For more information refer to Financial Statements note 27 ‘Discontinued operations’.
Underlying basic earnings per share – Continuing operations

Year ended 30 June	2022 US$M	2021 US$M Restated	2020 US$M Restated
Underlying attributable profit – Continuing operations	21,319	16,985	8,948
Weighted basic average number of shares (Million)	5,061	5,057	5,057

Underlying attributable earnings per ordinary share – Continuing operations (US cents)	421.2	335.9	176.9

Underlying EBITDA

Year ended 30 June	2022 US$M	2021 US$M Restated	2020 US$M Restated
Profit from operations	34,106	25,515	13,683
Exceptional items included in profit from operations 1	330	4,338	1,447

Underlying EBIT	34,436	29,853	15,130

Depreciation and amortisation expense	5,683	5,084	4,667
Net impairments	515	2,507	482
Exceptional item included in Depreciation, amortisation and impairments 1	–	(2,371)	(409)

Underlying EBITDA	40,634	35,073	19,870

1	For more information refer to Financial Statements note 3 ‘Exceptional items’.

Underlying EBITDA – Segment

Year ended 30 June 2022 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations 2	Total Group
Profit from operations	6,249	18,823	9,582	(548)	34,106
Exceptional items included in profit from operations 1	81	648	(849)	450	330
Depreciation and amortisation expense	1,765	2,203	762	953	5,683
Net impairments	470	33	9	3	515

Underlying EBITDA	8,565	21,707	9,504	858	40,634

Year ended 30 June 2021 US$M Restated	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations 2	Total Group
Profit from operations	6,665	22,975	(2,144)	(1,981)	25,515
Exceptional items included in profit from operations 1	144	1,319	1,567	1,308	4,338
Depreciation and amortisation expense	1,608	1,971	845	660	5,084
Net impairments	72	13	1,077	1,345	2,507
Exceptional item included in Depreciation, amortisation and impairments 1	–	–	(1,057)	(1,314)	(2,371)

Underlying EBITDA	8,489	26,278	288	18	35,073

Year ended 30 June 2020 US$M Restated	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations 2	Total Group
Profit from operations	1,362	12,310	793	(782)	13,683
Exceptional items included in profit from operations 1	1,228	614	18	(413)	1,447
Depreciation and amortisation expense	1,740	1,608	807	512	4,667
Net impairments	426	22	14	20	482
Exceptional item included in Depreciation, amortisation and impairments 1	(409)	–	–	–	(409)

Underlying EBITDA	4,347	14,554	1,632	(663)	19,870

1	For more information refer to Financial Statements note 3 ‘Exceptional items’.

2	Group and unallocated items includes functions, other unallocated operations, including Potash, Nickel West, legacy assets, and consolidation adjustments.

Year ended 30 June 2022 US$M	Profit from operations	Exceptional items included in profit from operations 1	Depreciation and amortisation	Net impairments	Exceptional items included in Depreciation, amortisation and impairments 1	Underlying EBITDA
Potash	(149)	–	2	–	–	(147)
Nickel West	327	–	91	2	–	420
Corporate, legacy assets and eliminations	(726)	450	860	1	–	585

Total	(548)	450	953	3	–	858

Year ended 30 June 2021 US$M Restated	Profit from operations	Exceptional items included in profit from operations 1	Depreciation and amortisation	Net impairments	Exceptional items included in Depreciation, amortisation and impairments 1	Underlying EBITDA
Potash	(1,489)	1,320	2	1,314	(1,314)	(167)
Nickel West	146	3	79	31	–	259
Corporate, legacy assets and eliminations	(638)	(15)	579	–	–	(74)

Total	(1,981)	1,308	660	1,345	(1,314)	18

Year ended 30 June 2020 US$M Restated	Profit from operations	Exceptional items included in profit from operations 1	Depreciation and amortisation	Net impairments	Exceptional items included in Depreciation, amortisation and impairments 1	Underlying EBITDA
Potash	(130)	–	3	–	–	(127)
Nickel West	(113)	5	68	3	–	(37)
Corporate, legacy assets and eliminations	(539)	(418)	441	17	–	(499)

Total	(782)	(413)	512	20	–	(663)

1	For more information refer to Financial Statements note 3 ‘Exceptional items’.

Underlying EBITDA margin

Year ended 30 June 2022 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations 1	Total Group
Revenue – Group production	13,946	30,748	15,549	1,860	62,103
Revenue – Third-party products	2,903	19	–	73	2,995

Revenue	16,849	30,767	15,549	1,933	65,098

Underlying EBITDA – Group production	8,529	21,707	9,504	858	40,598
Underlying EBITDA – Third-party products	36	–	–	–	36

Underlying EBITDA 2	8,565	21,707	9,504	858	40,634

Segment contribution to the Group’s Underlying EBITDA 3	22%	54%	24%		100%
Underlying EBITDA margin 4	61%	71%	61%		65%

Year ended 30 June 2021 US$M Restated	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations 1	Total Group
Revenue – Group production	13,482	34,457	5,154	1,543	54,636
Revenue – Third-party products	2,244	18	–	23	2,285

Revenue	15,726	34,475	5,154	1,566	56,921

Underlying EBITDA – Group production	8,425	26,277	288	18	35,008
Underlying EBITDA – Third-party products	64	1	–	–	65

Underlying EBITDA 2	8,489	26,278	288	18	35,073

Segment contribution to the Group’s Underlying EBITDA 3	24%	75%	1%		100%
Underlying EBITDA margin 4	62%	76%	6%		64%

Year ended 30 June 2020 US$M Restated	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations 1	Total Group
Revenue – Group production	9,577	20,782	6,242	1,191	37,792
Revenue – Third-party products	1,089	15	–	28	1,132

Revenue	10,666	20,797	6,242	1,219	38,924

Underlying EBITDA – Group production	4,306	14,561	1,632	(663)	19,836
Underlying EBITDA – Third-party products	41	(7)	–	–	34

Underlying EBITDA 2	4,347	14,554	1,632	(663)	19,870

Segment contribution to the Group’s Underlying EBITDA 3	21%	71%	8%		100%
Underlying EBITDA margin 4	45%	70%	26%		52%

1
Group and unallocated items includes functions, other unallocated operations, including Potash, Nickel West, legacy assets, and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties. Exploration and technology activities are recognised within relevant segments.

2
We differentiate sales of our production from sales of third-party products to better measure the operational profitability of our operations as a percentage of revenue. These tables show the breakdown between our production and third-party products, which is necessary for the calculation of the Underlying EBITDA margin and margin on third-party products.

We engage in third-party trading for the following reasons:

•	Production variability and occasional shortfalls from our assets means that we sometimes source third-party materials to ensure a steady supply of product to our customers.

•	To optimise our supply chain outcomes, we may buy physical product from third parties.

•	To support the development of liquid markets, we will sometimes source third-party physical products and manage risk through both the physical and financial markets.

3	Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items.

4	Underlying EBITDA margin excludes third-party products.

Effective tax rate

	2022			2021 (Restated)			2020 (Restated)
Year ended 30 June	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	33,137	(10,737)	32.4	24,292	(10,616)	43.7	12,825	(4,197)	32.7
Adjusted for:
Exchange rate movements	–	(233)		–	(33)		–	41
Exceptional items 1	620	454		4,423	1,057		1,540	(239)

Adjusted effective tax rate	33,757	(10,516)	31.2	28,715	(9,592)	33.4	14,365	(4,395)	30.6

1	For more information refer to Financial Statements note 3 ‘Exceptional items’.
Non-IFRS
financial information derived from Consolidated Cash Flow Statement
Capital and exploration expenditure

Year ended 30 June	2022 US$M	2021 US$M Restated	2020 US$M Restated
Capital expenditure (purchases of property, plant and equipment)	5,855	5,612	5,991
Add: Exploration expenditure	256	192	176

Capital and exploration expenditure (cash basis) – Continuing operations	6,111	5,804	6,167

Capital expenditure (purchases of property, plant and equipment) – Discontinued operations	1,050	994	909
Add: Exploration expenditure – Discontinued operations	384	322	564

Capital and exploration expenditure (cash basis) – Discontinued operations	1,434	1,316	1,473

Capital and exploration expenditure (cash basis) – Total operations	7,545	7,120	7,640

Free cash flow

Year ended 30 June	2022 US$M	2021 US$M Restated	2020 US$M Restated
Net operating cash flows from Continuing operations	29,285	25,883	14,685
Net investing cash flows from Continuing operations	(4,973)	(6,325)	(6,583)

Free cash flow – Continuing operations	24,312	19,558	8,102

Net operating cash flows from Discontinued operations	2,889	1,351	1,021
Net investing cash flows from Discontinued operations	(904)	(1,520)	(1,033)
Net cash completion payment on merger of Petroleum with Woodside	(683)	–	–
Cash and cash equivalents disposed on merger of Petroleum with Woodside	(399)	–	–

Free cash flow – Discontinued operations	903	(169)	(12)

Free cash flow – Total operations	25,215	19,389	8,090

Non-IFRS
financial information derived from Consolidated Balance Sheet
Net debt and gearing ratio

Year ended 30 June	2022 US$M	2021 US$M	2020 US$M
Interest bearing liabilities – Current	2,622	2,628	5,012
Interest bearing liabilities – Non current	13,806	18,355	22,036

Total interest bearing liabilities	16,428	20,983	27,048

Comprising:
Borrowing	13,852	17,087	23,605
Lease liabilities	2,576	3,896	3,443

Less: Lease liability associated with index-linked freight contracts	274	1,025	1,160

Less: Cash and cash equivalents	17,236	15,246	13,426

Less: Net debt management related instruments 1	(1,688)	557	433
Less: Net cash management related instruments 2	273	34	(15)

Less: Total derivatives included in net debt	(1,415)	591	418

Net debt	333	4,121	12,044

Net assets	48,766	55,605	52,175

Gearing	0.7%	6.9%	18.8%

1	Represents the net cross currency and interest rate swaps included within current and non-current other financial assets and liabilities.

2	Represents the net forward exchange contracts related to cash management included within current and non-current other financial assets and liabilities.
Net debt waterfall

Year ended 30 June	2022 US$M	2021 US$M
Net debt at the beginning of the period	(4,121)	(12,044)

Net operating cash flows	32,174	27,234
Net investing cash flows	(6,959)	(7,845)
Net financing cash flows	(22,767)	(17,922)

Net increase in cash and cash equivalents from Continuing and Discontinued operations	2,448	1,467

Carrying value of interest bearing liability net repayments	2,227	7,433

Carrying value of debt related instruments settlements/(proceeds)	–	(167)

Carrying value of cash management related instruments (proceeds)/settlements	(247)	403

Fair value adjustment on debt (including debt related instruments)	5	58
Foreign exchange impacts on cash (including cash management related instruments)	27	(1)
Lease additions	(736)	(1,079)
Divestment and demerger of subsidiaries and operations	492	–
Other	(428)	(191)

Non-cash movements	(640)	(1,213)

Net debt at the end of the period	(333)	(4,121)

Net operating assets
The following table reconciles Net operating assets for the Group to Net assets on the Consolidated Balance Sheet.

Year ended 30 June	2022 US$M	2021 US$M Restated
Net assets	48,766	55,605
Less: Non-operating assets
Cash and cash equivalents	(17,236)	(15,246)
Trade and other receivables 1	(72)	(280)
Other financial assets 2	(1,363)	(1,516)
Current tax assets	(263)	(279)
Deferred tax assets	(56)	(1,912)
Assets held for sale	–	(324)
Petroleum Discontinued operations operating assets 3	–	(13,757)

Add: Non-operating liabilities
Trade and other payables 4	201	227
Interest bearing liabilities	16,428	20,983
Other financial liabilities 5	1,851	588
Current tax payable	3,032	2,800
Non-current tax payable	87	120
Deferred tax liabilities	3,063	3,314
Liabilities directly associated with the assets held for sale	–	17
Petroleum Discontinued operations operating liabilities 3	–	5,684

Net operating assets	54,438	56,024

Net operating assets
Copper	27,420	26,928
Iron Ore	16,823	18,663
Coal	7,650	7,512
Group and unallocated items 6	2,545	2,921

Total	54,438	56,024

1	Represents loans to associates, external finance receivable and accrued interest receivable included within other receivables.

2
Represents cross currency and interest rate swaps, forward exchange contracts related to cash management and investment in shares, other investments and receivables contingent on outcome of future events relating to mining and regulatory approvals.

3	Represents the Petroleum operating assets and operating liabilities as at 30 June 2021 that were merged with Woodside on 1 June 2022.

4	Represents accrued interest payable included within other payables.

5	Represents cross currency and interest rate swaps and forward exchange contracts related to cash management.

6	Group and unallocated items include functions, other unallocated operations including Potash, Nickel West, legacy assets, and consolidation adjustments.

Other
non-IFRS
financial information
Principal factors that affect Revenue, Profit from operations and Underlying EBITDA
The following table describes the impact of the principal factors that affected Revenue, Profit from operations and Underlying EBITDA for FY2022 and relates them back to our Consolidated Income Statement. For information on the method of calculation of the principal factors that affect Revenue, Profit from operations and Underlying EBITDA refer to OFR 11.2.

	Revenue US$M	Total expenses, Other income and Loss from equity accounted investments US$M	Profit from operations US$M	Depreciation, amortisation and impairments and Exceptional Items US$M	Underlying EBITDA US$M
Year ended 30 June 2021 (Restated)
Revenue	56,921
Other income		380
Expenses excluding net finance costs		(30,871)
Loss from equity accounted investments, related impairments and expenses		(915)

Total other income, expenses excluding net finance costs and Loss from equity accounted investments, related impairments and expenses		(31,406)

Profit from operations			25,515
Depreciation, amortisation and impairments 1				7,591
Exceptional item included in Depreciation, amortisation and impairments				(2,371)
Exceptional items				4,338

Underlying EBITDA					35,073

Change in sales prices	7,267	(673)	6,594	–	6,594
Price-linked costs	–	(1,047)	(1,047)	–	(1,047)

Net price impact	7,267	(1,720)	5,547	–	5,547

Change in volumes	(1,235)	23	(1,212)	–	(1,212)

Operating cash costs	–	(473)	(473)	–	(473)
Exploration and business development	–	(67)	(67)	–	(67)

Change in controllable cash costs 2	–	(540)	(540)	–	(540)

Exchange rates	(3)	1,183	1,180	–	1,180
Inflation on costs	–	(867)	(867)	–	(867)
Fuel, energy, and consumable price movements	–	(660)	(660)	–	(660)
Non-cash	–	(3)	(3)	–	(3)
One-off items	–	–	–	–	–

Change in other costs	(3)	(347)	(350)	–	(350)

Asset sales	–	2	2	–	2
Ceased and sold operations	1,482	186	1,668	–	1,668
Other	666	(220)	446	–	446

Depreciation, amortisation and impairments	–	(978)	(978)	978	–
Exceptional items	–	4,008	4,008	(4,008)	–

Year ended 30 June 2022
Revenue	65,098
Other income		1,398
Expenses excluding net finance costs		(32,371)
Loss from equity accounted investments, related impairments and expenses		(19)

Total other income, expenses excluding net finance costs and Loss from equity accounted investments, related impairments and expenses		(30,992)

Profit from operations			34,106
Depreciation, amortisation and impairments 1				6,198
Exceptional item included in Depreciation, amortisation and impairments				–
Exceptional items				330

Underlying EBITDA					40,634

1
Depreciation and impairments that we classify as exceptional items are excluded from depreciation, amortisation and impairments. Depreciation, amortisation and impairments includes non-exceptional
impairments of US$515 million (FY2021: US$136 million).

2
Collectively, we refer to the change in operating cash costs and change in exploration and business development as Change in controllable cash costs. Operating cash costs by definition do not include non-cash
costs. The change in operating cash costs also excludes the impact of exchange rates and inflation, changes in fuel, energy costs and consumable costs, changes in exploration and business development costs and one-off
items. These items are excluded so as to provide a consistent measurement of changes in costs across all segments, based on the factors that are within the control and responsibility of the segment.

Underlying return on capital employed (ROCE)

Year ended 30 June	2022 US$M	2021 US$M	2020 US$M
Profit after taxation from Continuing and Discontinued operations	33,055	13,451	8,736
Exceptional items 1	(7,085)	5,797	1,305

Subtotal	25,970	19,248	10,041

Adjusted for:
Net finance costs	1,128	1,305	911
Exceptional items included within net finance costs 1	(290)	(85)	(93)
Income tax expense on net finance costs	(287)	(337)	(267)

Profit after taxation excluding net finance costs and exceptional items	26,521	20,131	10,592

Net assets at the beginning of the period	55,605	52,175	51,753
Net debt at the beginning of the period	4,121	12,044	9,446

Capital employed at the beginning of the period	59,726	64,219	61,199

Net assets at the end of the period	48,766	55,605	52,175
Net debt at the end of the period	333	4,121	12,044

Capital employed at the end of the period	49,099	59,726	64,219

Average capital employed	54,413	61,973	62,709

Underlying return on capital employed	48.7%	32.5%	16.9%

1	For more information refer to Financial Statements note 3 ‘Exceptional items’.
Underlying return on capital employed (ROCE) by segment

Year ended 30 June 2022 US$M	Copper	Iron Ore	Coal		Group and unallocated items/ eliminations 1	Total Continuing	Petroleum Discontinued operations	Total Group
Profit after taxation excluding net finance costs and exceptional items	3,981	13,896	6,293		(256)	23,914	2,607	26,521
Average capital employed	24,310	15,275	6,893		3,196	49,674	4,739	54,413

Underlying return on capital employed	16%	91%	91%		–	48.1%	–	48.7%

Year ended 30 June 2021 US$M Restated	Copper	Iron Ore	Coal		Group and unallocated items/ eliminations 1	Total Continuing	Petroleum Discontinued operations	Total Group
Profit after taxation excluding net finance costs and exceptional items	4,191	16,640	(454)		(395)	19,982	149	20,131
Average capital employed	23,710	16,042	8,262		4,470	52,484	9,489	61,973

Underlying return on capital employed	18%	104%	(5%	)	–	38.1%	1.6%	32.5%

1	Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West, legacy assets and consolidation adjustments.
Underlying return on capital employed (ROCE) by asset

Year ended 30 June 2022 US$M	Western Australia Iron Ore	BHP Mitsubishi Alliance		Antamina	Nickel West	Escondida	Pampa Norte	Olympic Dam	Potash	New South Wales Energy Coal 1	Other	Total Continuing	Petroleum Discontinued operations	Total Group
Profit after taxation excluding net finance costs and exceptional items	14,051	4,153		684	250	3,346	81	(9)	(123)	1,309	172	23,914	2,607	26,521
Average capital employed	18,783	6,725		1,284	650	9,891	4,380	8,660	3,321	(413)	(3,607)	49,674	4,739	54,413

Underlying return on capital employed	75%	62%		53%	38%	34%	2%	(0)%	(4)%	–	–	48.1%	–	48.7%

Year ended 30 June 2021 US$M Restated	Western Australia Iron Ore	BHP Mitsubishi Alliance		Antamina	Nickel West	Escondida	Pampa Norte	Olympic Dam	Potash	New South Wales Energy Coal	Other	Total Continuing	Petroleum Discontinued operations	Total Group
Profit after taxation excluding net finance costs and exceptional items	16,665	(13)		593	136	3,281	302	214	5	(203)	(998)	19,982	149	20,131
Average capital employed	18,661	6,796		1,353	295	10,353	3,760	8,021	3,710	269	(734)	52,484	9,489	61,973

Underlying return on capital employed	89%	(0%	)	44%	46%	32%	8%	3%	0%	(75% )	–	38.1%	1.6%	32.5%

1	NSWEC has not been shown as ROCE is distorted by negative capital employed due to the rehabilitation provision being the primary balance remaining on Balance Sheet following previous impairments.

11.1    Definition and calculation of
non-IFRS
financial information

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information are useful	Calculation methodology
Underlying attributable profit
Allows the comparability of underlying financial performance by excluding the impacts of exceptional items.

Allows the comparability of underlying financial performance by excluding the impacts of exceptional items and the contribution of Discontinued operations and is also the basis on which our dividend payout ratio policy is applied.
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders.
Underlying attributable profit – Continuing operations		Underlying attributable profit from Continuing operations also excludes the contribution of Discontinued operations from the above metrics.
Underlying basic earnings per share
On a per share basis, allows the comparability of underlying financial performance by excluding the impacts of exceptional items.

On a per share basis, allows the comparability of underlying financial performance by excluding the impacts of exceptional items and the contribution of Discontinued operations.
Underlying attributable profit divided by the weighted basic average number of shares.
Underlying basic earnings per share – Continuing operations		Underlying attributable profit – Continuing operations divided by the weighted basic average number of shares.
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

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information are useful	Calculation methodology
Capital and exploration expenditure
Used as part of our Capital Allocation Framework to assess efficient deployment of capital. Represents the total outflows of our operational investing expenditure.

Represents the total outflows of our operational investing expenditure excluding the contribution of Discontinued operations.
Purchases of property, plant and equipment and exploration expenditure including the contribution of Discontinued operations
Capital and exploration expenditure – Continuing operations		Purchases of property, plant and equipment and exploration expenditure.
Free cash flow
It is a key measure used as part of our Capital Allocation Framework. Reflects our operational cash performance inclusive of investment expenditure, which helps to highlight how much cash was generated in the period to be available for the servicing of debt and distribution to shareholders.

Reflects our operational cash performance inclusive of investment expenditure, but excluding the contribution of Discontinued operations.
Net operating cash flows less net investing cash flows.
Free cash flow – Continuing operations		Net operating cash flows from Continuing operations less net investing cash flows from Continuing operations.
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

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information are useful	Calculation methodology
Underlying return on capital employed (ROCE)	Indicator of the Group’s capital efficiency and is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.
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
Total taxation expense/(benefit) excluding exceptional items and exchange rate movements included in taxation expense/(benefit) divided by Profit before taxation from Continuing operations excluding exceptional items.

Unit cost
Used to assess the controllable financial performance of the Group’s assets for each unit of production. Unit costs are adjusted for site specific non controllable factors to enhance comparability between the Group’s assets.

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

WAIO, BMA and NSWEC unit costs exclude:

•   royalties as these are costs that are not deemed to be under the Group’s control, and the Group believes exclusion provides a similar basis of comparison to our peer group.

11.2    Definition and calculation of principal factors
The method of calculation of the principal factors that affect the period on period movements of Revenue, Profit from operations and Underlying EBITDA are as follows:

Principal factor	Method of calculation
Change in sales prices	Change in average realised price for each operation from the prior period to the current period, multiplied by current period sales volumes.
Price-linked costs	Change in price-linked costs (mainly royalties) for each operation from the prior period to the current period, multiplied by current period sales volumes.
Change in volumes	Change in sales volumes for each operation multiplied by the prior year average realised price less variable unit cost.
Controllable cash costs	Total of operating cash costs and exploration and business development costs.
Operating cash costs	Change in total costs, other than price-linked costs, exchange rates, inflation on costs, fuel, energy, and consumable price movements, non-cash
costs and
one-off
items as defined below for each operation from the prior period to the current period.
Exploration and business development	Exploration and business development expense in the current period minus exploration and business development expense in the prior period.
Exchange rates	Change in exchange rate multiplied by current period local currency revenue and expenses.
Inflation on costs	Change in inflation rate applied to expenses with contractual links to inflation indexes, other than depreciation and amortisation, price-linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations.
Fuel, energy, and consumable price movements	Fuel and energy expense and price differences above inflation on consumables in the current period minus fuel and energy expense in the prior period.
Non-cash	Change in net impact of capitalisation and depletion of deferred stripping from the prior period to the current period.
One-off items	Change in costs exceeding a pre-determined threshold associated with an unexpected event that had not occurred in the last two years and is not reasonably likely to occur within the next two years.
Asset sales	Profit/(loss) on the sale of assets or operations in the current period minus profit/(loss) on sale of assets or operations in the prior period.
Ceased and sold operations	Underlying EBITDA for operations that ceased or were sold in the current period minus Underlying EBITDA for operations that ceased or were sold in the prior period.
Share of profit/(loss) from equity accounted investments	Share of profit/(loss) from equity accounted investments for the current period minus share of profit/(loss) from equity accounted investments in the prior period.
Other	Variances not explained by the above factors.
12    Other information
12.1    Company details
Refer to page i for further information.
12.2    Forward Looking statements
Refer to page i for further information.
This Report is made in accordance with a resolution of the Board.
Ken MacKenzie
Chair
Dated: 16 August 2022

Governance
1    Corporate governance at BHP
Good corporate governance underpins the way we conduct business.
We are committed to the highest level of governance and strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others.
This Corporate Governance Statement sets out the corporate governance framework currently in place for the Group, including the key policies and practices. These arrangements are consistent with:

•	the fourth edition of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (ASX Fourth Edition); and

•
the governance requirements that apply to us as a result of our London Stock Exchange and New York Stock Exchange (NYSE) listings and our registration with the Securities Exchange Commission (SEC) in the United States.

The ASX Fourth Edition (available at asx.com.au) requires the Board to consider the application of the relevant corporate governance principles, while recognising departures from those principles are appropriate in some circumstances. The Board considers that during FY2022, it complied with the ASX Fourth Edition, with no exceptions.
This Corporate Governance Statement is current as at 2 September 2022 and has been approved by the Board.
More information about our corporate governance framework and practices can be found on our website at bhp.com/governance, which includes links to our Appendix 4G and each of the publicly available documents referenced in this Corporate Governance Statement.
2    FY2022 corporate governance highlights

3    BHP’s governance structure
The Board has ultimate responsibility for overseeing BHP’s governance. The role of the Board, as set out in the
Board Governance Document,
is
to represent shareholders and promote and protect the interests of BHP in the short and long term. The Board considers the interests of the Group’s shareholders as a whole and the interests of other relevant stakeholders where appropriate.
The Chair is responsible for leading the Board and ensuring it operates to high governance standards. In particular, the Chair facilitates constructive Board relations and the effective contribution of all
Non-executive
Directors.
The Group Company Secretary is accountable to the Board and advises the Chair and the Board and individual Directors on all matters of governance process.
The Board has established Committees to assist it in exercising its authority, including monitoring the performance of BHP to gain assurance that progress is being made towards our purpose within the limits imposed by the Board. These Committees include the Nomination and Governance Committee, Risk and Audit Committee, Sustainability Committee and the Remuneration Committee. Each of these permanent Committees has a Terms of Reference under which authority is delegated by the Board. These are available at bhp.com/governance.
The Board has extensive access to members of senior management who frequently attend Board and Committee meetings. Management make presentations and engage in discussions with Directors, answer questions and provide input and perspective on their areas of responsibility. The Chief Executive Officer (CEO) is accountable to the Board for the authority that is delegated to the CEO and for the performance of the Group. The CEO works in a constructive partnership with the Board and is required to report regularly to the Board on progress.
The Board also holds discussions in the absence of management at each Board meeting.
The diagram below illustrates BHP’s governance structure.

4    Board of Directors
4.1    Overview of the Board

NG

Ken MacKenzie

BEng, FIEA, FAICD

Independent Non-executive Director since 22 September 2016.

Chair since 1 September 2017.

Mike Henry

BSc (Chemistry)

Non-independent Director and Chief Executive Officer since 1 January 2020.

RA NG

Terry Bowen

BAcct, FCPA, MAICD

Independent Non-executive Director since 1 October 2017.

Malcolm Broomhead

AO, MBA, BE, FAICD

Independent Non-executive Director since 31 March 2010.

RA

Xiaoqun Clever

Diploma in Computer Science and International Marketing, MBA

Independent Non-executive Director since 1 October 2020.

RA S

Ian Cockerill

MSc (Mining and Mineral Engineering), BSc (Hons.) (Geology), AMP – Oxford Templeton College

Independent Non-executive Director since 1 April 2019.

NG S

Gary Goldberg

BS (Mining Engineering), MBA

Independent Non-executive Director since 1 February 2020.

Senior Independent Director since 21 December 2020.

RA

Michelle Hinchliffe

BCom, FCA, ACA

Independent Non-executive Director since 1 March 2022.

S

John Mogford

BEng

Independent Non-executive Director since 1 October 2017.

R RA NG

Christine O'Reilly

BBus

Independent Non-executive Director since 12 October 2020.

R S

Catherine Tanna

LLB, Honorary Doctor of Business

Independent Non-executive Director since 4 April 2022.

R S

Dion Weisler

BASc (Computing), Honorary Doctor of Laws

Independent Non-executive Director since 1 June 2020.

Stefanie Wilkinson

BA, LLB (Hons), LLM, FGIA

Group Company Secretary since 1 March 2021.

Key to Committee membership

- Committee Chair
- Committee member
- RA Risk and Audit
- NG Nomination and Governance
- R Remuneration
- S Sustainability

The Board currently has 12 members. At the end of BHP’s 2022 Annual General Meeting (AGM), Malcolm Broomhead and John Mogford will be stepping down from the Board.
The Directors’ qualifications, experience and special responsibilities are listed in Directors’ Report 2.1.
The
Board Governance Document
outlines the processes relating to the Board’s tasks and activities, the matters specifically reserved for Board decision making, the authority delegated to the CEO and the accountability of the CEO for that authority, guidance on the management of the relationship between the Board and the CEO, and the boundaries on CEO action.

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

The
Board Governance Document
is
available at bhp.com/governance.
4.2    Director independence
The Board is committed to ensuring that a majority of Directors are independent.
The Board has adopted a policy that it uses to determine the independence of its Directors. During FY2022, as part of the unification of our Dual Listed Company structure, the Board amended the policy for changes arising from unification that were in line with the ASX Fourth Edition and current best governance practice.
The
Independence of Directors Policy
is available at bhp.com/governance.
Determination of Director independence
The Board confirms that it considers all of the current
Non-executive
Directors, including the Chair, to be independent of management and any business, interest or other relationship that could or could be perceived to materially interfere with the exercise of objective, unfettered or independent judgement by the Director or the Director’s ability to act in the best interests of the BHP Group rather than an individual shareholder or other group.
A determination of independence is carried out upon a Director’s appointment, annually and at any other time where the change in circumstances of a Director warrant reconsideration. Some Directors hold, or have previously held, positions in companies with which BHP has commercial relationships. The Board has assessed the relationships between BHP and the companies in which Directors hold or held positions and has concluded that the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement, or their ability to act in the best interests of BHP.
For example, the Chair, Mr Ken MacKenzie, is a Strategic Advisor at Barrenjoey Capital Partners. Barrenjoey was established as a financial services firm in September 2020 and provides strategic advisory and corporate finance services.
In 2020, the Board considered Mr MacKenzie’s proposed appointment and it was approved on the basis that Barrenjoey would not advise BHP and that Mr MacKenzie himself would not advise on transactions or advise BHP competitors or our significant customers or suppliers.
During FY2022, at the request of the CEO, the Board reconsidered these conditions without Mr MacKenzie present. The Board considered that there may be circumstances where it would be in the best interests of shareholders to permit Barrenjoey to advise the Group. For example, where other advisers were conflicted or where Barrenjoey had specifically relevant expertise. The Board approved, without Mr MacKenzie present, the removal of the restriction on Barrenjoey advising BHP, subject to the requirement that the CEO and the Senior Independent Director consult on any engagement on a case by case basis and where appropriate they will seek approval from the independent directors of the engagement and the arrangements to manage conflicts of interest. The other condition will continue and Mr MacKenzie himself will not advise on transactions or advise BHP competitors or our significant customers or suppliers.
Accordingly, the Board is satisfied that Mr MacKenzie is able to continue to apply objective, unfettered and independent judgement and to act in the best interests of BHP. The Board does not consider that Mr MacKenzie’s involvement with Barrenjoey to adversely impact his role or commitment to BHP. In particular, Mr MacKenzie has committed to the Board that BHP would remain his priority.
Mr Broomhead is and was throughout FY2022, a Director and the Chair of Orica Limited (a company BHP has commercial dealings with). The BHP Board assessed the relationship between BHP and Orica and remains satisfied that Mr Broomhead was and remained during FY2022 able to apply objective, unfettered and independent judgement and to act in the best interests of BHP.
Conflicts of interest
In accordance with Australian law, if a situation arises for consideration where a Director has a material personal interest, the affected Director takes no part in decision making unless approval is provided by the non-interested
Directors. Provisions for Directors’ interests are set out in the Constitution of BHP Group Limited.

4.3    Board appointments and succession planning
BHP adopts a structured and rigorous approach to Board succession planning to guard against unforeseen departures and facilitate the orderly replacement of current Directors, and oversees the development of a diverse pipeline. This process is continuous, allowing the Board to ensure there is a right balance on the Board between experience and fresh perspectives, and the Board continues to be fit for purpose.
As part of this process, we are delighted to have appointed Michelle Hinchliffe and Catherine Tanna to our Board during FY2022. Malcolm Broomhead and John Mogford will retire at the conclusion of the 2022 AGM, and we thank both Malcolm and John for their commitment to our ongoing success.
Before the Board formally appoints a person or puts a person forward for election, the Board, with the assistance of external consultants, will conduct appropriate background and reference checks as to that person’s character, experience, education, criminal and bankruptcy history.
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
Non-executive
Directors.
4.4    Director induction, training and development
Upon appointment, each new
Non-executive
Director undertakes an induction program tailored to their needs.
Following the induction program,
Non-executive
Directors participate in continuous improvement activities through a training and development program, which is overseen by the Nomination and Governance Committee to help ensure that Directors, individually and collectively develop and maintain the skills and knowledge to assist them in performing their role effectively. The training and development program is periodically reviewed to maximise effectiveness and to ensure it is tailored to Directors’ needs and the Board’s areas of focus.
Throughout the year, the Chair discusses development areas with each Director. Board Committees review and agree their needs for more briefings. The benefit of this approach is that induction and learning opportunities can be tailored to Directors’ Committee memberships, as well as the Board’s specific areas of focus. This approach is also intended to ensure a coordinated process on succession planning, Board renewal, training and development and Committee composition. In turn, these processes are relevant to the Nomination and Governance Committee’s role in identifying appropriate
Non-executive
Director candidates.
Examples of activities in the training and development program include:

•
briefings and development sessions to provide each Director with a deeper understanding of the activities, environment, key issues and direction of the assets, along with broader sustainability and geopolitical considerations

•	site visits to provide insights into key issues at the site and to provide an opportunity for direct engagement with stakeholders

•
engagement with the Forum on Corporate Responsibility (FCR), which comprises civil society leaders in various fields of sustainability, to discuss FCR members’ views on current and emerging trends and risks

4.5    Director skills, experience and attributes
Overarching statement of Board requirements
At BHP, we know that inclusive and diverse teams are safer and more productive. This is because people in these teams feel safe to speak up, share their ideas and different points of view, and work together to solve problems and make better decisions.
The BHP Board is no different and believes that its membership should comprise Directors with a broad range of skills and diversity in order for the Board to:

•	provide the breadth and depth of understanding necessary to effectively create long-term shareholder value

•	protect and promote the interests of BHP and the creation of social value

•	ensure the talent, capability and culture of BHP to support the long-term delivery of our strategy
Attributes and commitment to role
All Directors are expected to comply with
Our
Code of Conduct,
act with integrity, lead by example and promote the desired culture.
The Board believes each
Non-executive
Director has demonstrated the attributes of sufficient time to undertake the responsibilities of the role, honesty and integrity, and a preparedness to question, challenge and critique throughout the year through their participation in Board meetings, and the other activities that they have undertaken in their roles.

Skills matrix
The Board, supported by the Nomination and Governance Committee, reviews the skills and diversity represented by the Directors on the Board and determines whether the composition and mix of those skills remains appropriate to achieve BHP’s purpose and strategy.
The Board maintains a skills matrix which identifies the skills and experience the Board needs for the next period of BHP’s development, considering BHP’s circumstances and the changing external environment.
The Board has redesigned its Board skills matrix to identify the future facing skills that the Board intends to build, acquire and retain over the medium term in anticipation of its needs as it pursues its strategy of securing growth options in future facing commodities. The new Board skills matrix not only indicates the skills that the Board currently possesses, but also provides an illustration of the new skills that the Board intends to acquire, and indicates the preferred manner in which it intends to acquire them.
The Board collectively possesses all the skills and experience set out in the skills matrix, and each Director satisfies the Board requirements and attributes discussed above.

Skills and attributes	Number of Directors

Mining Senior executive who has deep operating or technical mining experience with a large company operating in multiple countries; successfully optimised and led a suite of large, global, complex operating assets that have delivered consistent and sustaining levels of high performance (related to cost, returns and throughput); successfully led exploration projects with proven results and performance; delivered large capital projects that have been successful in terms of performance and returns; and a proven record in terms of health, safety and environmental performance and results.	4

Global experience Global experience gained from working, managing business units and residing in multiple geographies over an extended period of time, including a deep understanding of and experience with global markets, and macro-political and economic environments.	10

Strategy Senior executive who has had accountability for enterprise-wide strategy development and implementation in industries with long cycles, and developing and leading business transformation strategies.	12

Commodity value chain and customers End-to-end value or commodity chain experience – understanding of consumers and customers, marketing demand drivers (including specific geographic markets) and other aspects of commodity chain development.	10

Financial acumen Extensive experience and the capability to evaluate financial statements and understand key financial drivers of the business, bringing a deep understanding of corporate finance and internal financial controls.	12

Operating risk Extensive experience with the development and oversight of complex frameworks focused on the identification, assessment and assurance of operational workplace, health, safety and environmental risks.	11

Technology Recent experience and expertise with the development, selection and implementation of leading and business transforming technology and innovation, and responding to digital disruption.	6

Capital allocation and cost efficiency Extensive direct experience gained through a senior executive role in capital allocation discipline, cost efficiency and cash flow, with proven long-term performance.	10

Social value, community and stakeholder engagement Extensive track record of positive external stakeholder engagement including in relation to community issues and social responsibility. In-depth understanding of public policy, government relations and the intersection between value generation and corporate reputation.	8

4.6    Board evaluation
The Board has adopted a policy under which all
Non-executive
Directors seek
re-election
annually.
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
Internal evaluations of the Board, its Committees and Directors were conducted in FY2022. An external board review is conducted approximately every three years and was not conducted in FY2022 and is scheduled for CY2023.
Review of individual Director performance
In FY2022, an assessment was conducted of each Director’s performance with the assistance of external service provider, Lintstock. Lintstock does not have any other connection with the Group or individual Directors.
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
Committee assessments
Following an assessment of its work, each Committee concluded that it had met the requirements under its Terms of Reference in FY2022.
5    Board Committees
For Committee attendance and members during FY2022 refer to Directors’ Report 2.2.
5.1    Nomination and Governance Committee
Members
Ken MacKenzie (Chair), Terry Bowen, Gary Goldberg, Christine O’Reilly
Role and focus
The Nomination and Governance Committee oversees and monitors renewal and succession planning, Board and Director performance evaluation, Director training and development, and advises and makes recommendations on the Group’s governance practices.
More information on the role and responsibilities of the Nomination and Governance Committee can be found in its Terms of Reference, which is available at bhp.com/governance.
Committee activities in FY2022 included:
Succession planning processes

•	Review of skills and experience matrix

•	Identification of suitable Non-executive Director candidates

•	Board and Committee succession

•	Partnering with search firms regarding candidate searches

Evaluation and training

•	Board evaluation and Director development

•	2022 training and development program

•	Director induction
Corporate governance practices

•	Independence of Non-executive Directors

•	Authorisation of situations of actual or potential conflict

•	Crisis management
5.2    Risk and Audit Committee
Members
Terry Bowen (Chair), Xiaoqun Clever, Ian Cockerill, Michelle Hinchliffe, Christine O’Reilly
Role and focus
The Risk and Audit Committee (RAC) oversees and monitors financial reporting, other periodic reporting, external and internal audit, capital management, and risk (including effectiveness of the systems of risk management and internal control).
More information on the role and responsibilities of the RAC can be found in its Terms of Reference, which is available at bhp.com/governance.
US committee membership requirements
The Board is satisfied that Terry Bowen meets the audit committee financial expert requirements under the US Securities and Exchange Commission (SEC) Rules. In addition, he is the Board’s nominated ‘audit committee financial expert’ for the purposes of the SEC Rules.
The Board is also satisfied that the Committee meets the independence criteria under Rule
10A-3
of the Exchange Act.
Committee activities in FY2022 included:
Integrity of Financial Statements and funding matters

•	Accounting matters for consideration, materiality limits, half-year and full-year results

•	Sarbanes-Oxley Act of 2002 (SOX) compliance

•	Financial governance procedures

•	Funding loan and guarantee updates

•	Samarco dam failure provision, including related provisions and contingent liabilities

•	Carrying value of other long-term assets

•	Climate change in financial reporting

•	Closure and rehabilitation provisions

•	Disputes and litigation updates
External Auditor and integrity of the audit process

•	Status and results of the external audit

•	Management and External Auditor closed sessions

•	Audit plan and review of the External Auditor’s performance

•	External Auditor independence and non-audit services
Effectiveness of systems of internal control and risk management

•	Material risk reports including updates on BHP’s Risk Framework, our most significant risks, performance against risk appetite, emerging risks and signals, and risk culture

•	Internal audit reports, annual internal audit plan and review of performance of the Internal Audit team

•	Compliance, Ethics and Investigations reports including on sexual harassment, regulatory compliance reports, and grievance and investigation processes

•	Reserves and resources updates
The RAC assists the Remuneration Committee with reviewing the audited parts of the Remuneration Report.

5.3    Sustainability Committee
Members
Gary Goldberg (Chair), Ian Cockerill, John Mogford, Catherine Tanna, Dion Weisler
Role and focus
The Sustainability Committee oversees and monitors material health, safety, environment and community (HSEC) matters, including the adequacy of the Group’s HSEC Framework and HSEC Management Systems, and the Group’s HSEC reporting and performance. This includes consideration of existing HSEC issues, such as climate, safety and Indigenous and human rights, as well as emerging areas of HSEC risk for the Group.
More information on the role and responsibilities of the Sustainability Committee can be found in its Terms of Reference, which is available at bhp.com/governance.
Committee activities in FY2022 included:
Assurance and adequacy of the HSEC Framework and HSEC Management Systems

•	Review of key HSEC risks

•	Site visits and asset deep dives that include updates on key HSEC matters and HSEC performance and an opportunity to engage directly with the workforce

•	Review of internal audit reports and approval of the HSEC components of the internal audit plan

•	Review of the HSE function and Group HSE Officer
Compliance and reporting

•	Review of sustainability reporting, including consideration of processes for preparation and assurance provided by EY

•	Review of BHP’s Modern Slavery Statement
Performance

•	Review of BHP’s performance on HSEC matters, including cultural heritage, community relations, greenhouse gas emissions targets and goals, closure and rehabilitation, biodiversity and human rights

•	Monitoring against the FY2018–FY2022 HSEC targets

•	Approving and recommending to the Board, the Group’s 2030 goals which form part of the new social value framework

•	Review of performance outcomes under the FY2022 HSEC performance metrics and considering HSEC performance metrics for FY2023
For information on sustainability matters refer to OFR 7.

5.4    Remuneration Committee
Members
Christine O’Reilly (Chair), Catherine Tanna, Dion Weisler
Role and focus
The Remuneration Committee oversees and monitors the remuneration framework and practices (including the adoption of incentive plans and levels of reward for the CEO and other ELT members), compliance with applicable requirements associated with remuneration matters and the review, at least annually, of remuneration by gender.
More information on the role and responsibilities of the Remuneration Committee can be found in its Terms of Reference, which is available at bhp.com/governance.
Committee activities in FY2022 included:
Remuneration of the ELT and the Board

•	Remuneration of the CEO, other ELT members and the Group Company Secretary

•	Remuneration arrangements for ELT members upon appointment

•	The impact of the COVID-19 pandemic on remuneration

•	Considering remuneration implications of unification and the merger of Petroleum and Woodside Energy Group Limited

•	Performance measures, performance levels and incentive award outcomes

•	Long-Term Incentive Plan sector peer group review

•	Chair fees
Other remuneration matters

•	Remuneration by gender

•	Annual Remuneration Report

•	Shareholder engagement

•	Shareplus enrolment update
Other

•	Induction, training and development program

•	Board Committee procedures, including closed sessions
The Sustainability Committee and the RAC assist the Remuneration Committee in determining appropriate HSEC and financial metrics, respectively, to be included in senior executive scorecards and in assessing performance against those measures.
For more information on the Remuneration Committee’s work refer to the 2022 Remuneration Report.

6    Management
Below the level of the Board, key management decisions are made by the CEO, the ELT, management committees and members of management in accordance with their delegated authority.
6.1    Executive Leadership Team

6.1. Executive Leadership Team

Edgar Basto

President Minerals Australia

BSc, Metallurgy

Mr Basto joined BHP in 1989. He has been the President Minerals Australia since July 2020, and has been appointed Chief Operating Officer effective 1 October 2022. In his new role as Chief Operating Officer, Edgar will be responsible for the BHP Operating System (BOS), Performance and Improvement and global Health, Safety and Environment teams. Edgar has previously held senior roles including Asset President of Western Australia Iron Ore and Asset President Escondida (Chile).

Caroline Cox

Chief Legal, Governance and External Affairs Officer

BA (Hons), MA, LLB, BCL

Ms Cox joined BHP in 2014 and was appointed Chief Legal, Governance and External Affairs Officer in November 2020. Caroline is responsible for Legal, Governance, Ethics and Investigations, Compliance, Communications, Corporate and Government Affairs and Sustainability and Climate Change. Caroline has previously held senior roles at BHP, including as Vice President Legal, Group General Counsel, and Group General Counsel & Company Secretary. Prior to joining BHP, Caroline was a Partner at Herbert Smith Freehills, a firm she was with for 11 years, specialising in cross-border transactions, disputes and regulatory investigations.

David Lamont

Chief Financial Officer

BComm, CA

Mr Lamont re-joined BHP and was appointed Chief Financial Officer in December 2020. David is responsible for overseeing the Group's Reporting, Tax, Treasury, Investor Relations, Risk and Internal Audit teams. David had previously held senior roles at BHP between 2001 and 2006, including as Chief Financial Officer of its Carbon Steel Materials and Energy Coal businesses. Prior to re-joining BHP, David was the Chief Financial Officer of ASX-listed global biotech company CSL Limited, and had also served in similar roles at Minerals and Metals Group, OZ Minerals Limited, PaperlinX Limited and Incitec Pivot Limited.

Vandita Pant

Chief Commercial Officer

BCom (Hons), MBA, Business Administration

Ms Pant joined BHP in 2016 and was appointed Chief Commercial Officer in July 2019. Vandita is responsible for Sales and Marketing, Procurement, Maritime and for developing BHP's views on global commodities markets and macro trends. Vandita has previously held senior roles at BHP, including as Group Treasurer and Head of Europe. Prior to joining BHP, Vandita held a wide range of executive roles with ABN Amro and Royal Bank of Scotland.

Geraldine Slattery

Senior Executive Officer

BSc, Physics, MSc, International Management (Oil & Gas).

Ms Slattery joined BHP in 1994 and was appointed President Petroleum from March 2019 to 31 May 2022. Following the merger of BHP's Petroleum business with Woodside on 1 June 2022, Geraldine was appointed Senior Executive Officer. From 1 October 2022, Geraldine has been appointed President Australia. In her new role as President Australia Geraldine will be responsible for BHP's Australian operations. Geraldine has more than 25 years' of experience with BHP, including as Asset President Conventional and prior to that in several senior operational and business leadership roles across the Petroleum business in the United Kingdom, Australia and the United States.

Laura Tyler

Chief Technical Officer

BSc (Geology (Hons)), MSc (Mining Engineering)

Ms Tyler joined BHP in 2004 and was appointed Chief Technical Officer in September 2020. Laura is responsible for Minerals Exploration, Health, Safety and Environment, Centres of Excellence, Technology and Performance and Improvement portfolios. From 1 October 2022, Laura will also be responsible for Innovation; and Health, Safety, Environment and Performance and Improvement will move to the Chief Operating Officer role. Laura has previously held senior roles at BHP, including as Chief Geoscientist and Asset President of Olympic Dam. Prior to joining BHP, Laura worked for Western Mining Corporation, Newcrest Mining and Mount Isa Mines in various technical and operational roles.

Ragnar Udd

President Americas

BAppSc (Mining Engineering), MEng, MBA

Mr Udd joined BHP in 1997 and was appointed President Americas in November 2020. Ragnar is responsible for BHP's copper operations in Chile and potash operations in Canada. Ragnar has previously held senior roles at BHP in operations, logistics, projects and technology, including most recently as Acting Chief Technology Officer and Asset President of BHP Mitsubishi Alliance.

Johan van Jaarsveld

Chief Development Officer

BEng (Chem), MCom, Applied Finance, PhD (Eng), Extractive Metallurgy

Mr van Jaarsveld joined BHP in 2016 and was appointed Chief Development Officer in September 2020. Johan is responsible for strategy, acquisitions and divestments, securing early-stage growth options in future facing commodities, ventures and innovation. Innovation will move into the Chief Technical Officer's portfolio from 1 October 2022. Prior to joining BHP, Johan held executive positions in resources and finance, including at Barrick Gold Corporation, Goldman Sachs and The Blackstone Group.

Jad Vodopija

Chief People Officer

BA, PGDip (Industrial Relations and Human Resource Management), MComm

Ms Vodopija re-joined BHP in 2019 and was appointed Chief People Officer in July 2022. Jad is responsible for organisational strategy, talent and resource management, leadership development and workforce performance. Jad has previously held senior roles at BHP, including as Vice President, Human Resources. Prior to re-joining BHP, Jad was Vice President Human Resources at Orica from 2016, before which she had built her career at BHP and earlier on at Ford Motor Company.

6.2    Senior management succession
A senior management succession process is conducted to support pipeline stability for critical roles. A talent deep dive is conducted by the Board at least once a year to evaluate these pipelines, including the diversity of the pipeline.
Senior management succession is viewed from a five-year perspective that considers the readiness of successors across time horizons, contexts and future capability demands. Select Board members are involved in the interview process for executive-level appointments one level below the CEO and occasionally for roles two levels below the CEO. Appropriate checks are undertaken before appointing a member of the ELT. BHP has a written agreement with each ELT member setting out the terms of their appointment.
In May 2022, the Board approved the appointment of Jad Vodopija as the Chief People Officer, effective 1 July 2022 and replacing Athalie Williams.
6.3    Performance evaluation of executives
The performance of executives and other senior employees is reviewed on an annual basis. The annual performance review process considers the performance of executives against criteria designed to capture ‘what’ is achieved and ‘how’ it is achieved. All performance assessments of executives include how effective they have been in undertaking their role and what they have achieved against their specified key performance indicators.
A performance evaluation was conducted for all members of the ELT during FY2022. For the CEO, the performance evaluation was led by the Chair of the Board on behalf of all the
Non-executive
Directors and was discussed with the Remuneration Committee.
7    Risk management and assurance
7.1    Risk management governance structure
Risk governance
The RAC assists the Board with the oversight of risk management and the Board retains accountability for BHP’s risk profile. The Board requires the CEO to implement a system of control for identifying and managing risk. The Risk team is accountable for this system, known as BHP’s Risk Framework, and also supports, challenges and verifies risk management activities to give assurance to management and the Board. The Directors, through the RAC, monitor our Risk Framework and review it at least annually to satisfy themselves that the Risk Framework continues to be sound and that BHP is operating with regard to the risk appetite set by the Board. For more information refer to OFR 9.
Internal Audit
The Internal Audit team provides assurance to the Board, CEO and Executive Leadership Team on whether risk management, internal control and governance processes are adequate and functioning. The Internal Audit team is independent of the External Auditor. The RAC evaluates and, if thought fit, approves the Terms of Reference of the Internal Audit team and the annual internal audit plan and monitors the effectiveness of the internal audit activities.
As of 1 August 2022, the Risk team and Internal Audit team were combined to form a Risk and Internal Audit sub-function,
led by a Chief Risk and Audit Officer. The Risk team and Internal Audit team will continue to operate in the second and third lines respectively. Refer to OFR 9 for more information.
The RAC approves the appointment and dismissal of the Chief Audit Officer and assesses their performance, independence and objectivity. During FY2022, the Group Audit Officer reported directly to the RAC and functional oversight of the Internal Audit team was provided by the Chief Legal, Governance and External Affairs Officer. As of 1 August 2022, functional oversight of the Risk and Internal Audit sub-function
is provided by the Chief Financial Officer.
Effectiveness of systems of internal control and risk management
In delegating authority to the CEO, the Board has established CEO limits, outlined in the
Board Governance Document
and these require the CEO to ensure there is a system of control in place for identifying and managing risk in BHP. Through the RAC, the Directors regularly review these systems for their effectiveness. These reviews include assessing whether processes continue to meet evolving external governance requirements.
The RAC oversees and reviews the internal controls and risk management systems (including procedures, processes and systems for, among other things, budgeting and forecasting, provisions, financial controls, financial reporting and reporting of reserves and resources, compliance, preventing fraud and serious breaches of business conduct, speak-up
procedures, and protecting information and data systems). Any material breaches of
Our Code of Conduct
, including breaches of our anti-bribery and corruption requirements and any material incidents reported under our speak-up
procedures are reported quarterly to the RAC by the Chief Compliance Officer. These reports are then communicated to the Board through the report-out
process.
During FY2022, management presented an assessment of the material risks facing BHP and the effectiveness of the Group’s systems of risk management. The reviews were overseen by the RAC, with findings and recommendations reported to the Board. In addition to considering key risks facing BHP, the Board assessed the effectiveness of internal controls over key risks identified through the work of the Board Committees.
Having carried out a review during FY2022, the Board is satisfied with the effectiveness of BHP’s risk management and internal control systems.
Environmental and social risks
BHP’s risk factors (including material exposure to environmental and social risks) and how we manage these risks are described in OFR 9 and 9.1.

7.2    External audit and financial reporting
Integrity of Financial Statements
The RAC assists the Board in assuring the integrity of the Financial Statements. The RAC evaluates and makes recommendations to the Board about the appropriateness of accounting policies and practices, areas of judgement, compliance with accounting standards, stock exchange and legal requirements and the results of the external audit.
CEO and CFO assurance
For the FY2022 full year and half year, the CEO and CFO have certified that in their opinion, BHP’s financial records have been properly maintained and the FY2022 Financial Statements present a true and fair view of our financial condition and operating results and are in accordance with accounting standards and applicable regulatory requirements.
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
Evaluation of External Auditor and external audit process
The RAC evaluates the objectivity and independence of the External Auditor and the quality and effectiveness of the external audit arrangements, including through:

•	reviewing the terms of engagement of the External Auditor

•	considering the external audit plan, in particular to gain assurance that it is tailored to reflect changes in circumstances from the prior year

•	meeting with the audit partners, particularly the lead audit engagement partners, throughout the year and without management present

•	discussing with the audit engagement partners the skills and experience of the broader audit team

•	considering the quality of the External Auditor’s performance following the completion of the audit
In addition, the RAC reviews the integrity, independence and objectivity of the External Auditor and assesses whether there is any element of the relationship that impairs or appears to impair the External Auditor’s judgement or independence. The External Auditor also certifies its independence to the RAC.
Non-audit
services
Although the External Auditor provides some
non-audit
services to the Group, the objectivity and independence of the External Auditor are safeguarded through restrictions on the provision of these services with some services prohibited from being undertaken.
Pre-approved
services
The RAC has adopted a policy entitled Provision of Audit and Other Services by the External Auditor covering the RAC’s pre-approval
policies and procedures to maintain the independence of the External Auditor.
The categories of
‘pre-approved’
services are:

•
Audit services – work that constitutes the agreed scope of the statutory audit and includes the statutory audits of BHP and its entities (including interim reviews).The RAC monitors the audit services engagements and if necessary, approves any changes in terms and conditions resulting from changes in audit scope, Group structure or other relevant events.

•
Audit-related and other assurance services – work that is outside the scope of the statutory audit but is consistent with the role of the external statutory auditor. This category includes work that is reasonably related to the performance of an audit or review and is a logical extension of the audit or review scope, is of an assurance or compliance nature and is work that the external auditors must or are best placed to undertake and is permissible under the relevant applicable standard.

Activities outside the scope of the categories above are not
‘pre-approved’
and must be approved by the RAC prior to engagement, regardless of the dollar value involved. In addition, any engagement for other services with a value over US$250,000, even if listed as a
‘pre-approved’
service, requires the approval of the RAC.
All engagements for
non-audit
services, whether
‘pre-approved’
or not and regardless of the dollar value involved, are reported quarterly to the RAC. While not prohibited by BHP’s policy, any proposed engagement of the External Auditor that contains an internal control element requires specific prior approval from the RAC. In addition, while the categories of
‘pre-approved’
services include a list of certain
pre-approved
services, the use of the External Auditor to perform these services will always be subject to our overriding governance practices as articulated in the policy.
In addition, the RAC did not approve any services during the year ended 30 June 2022 pursuant to paragraph (c)(7)(i)(C) of Rule
2-01
of SEC Regulation
S-X
(provision of services other than audit).
Fees paid to BHP’s External Auditor during FY2022 for audit and other services were US$20.3 million, of which 51 per cent comprised audit fees (including in relation to SOX matters), 10 per cent for audit-related fees and 39 per cent for all other fees. No fees were paid in relation to tax services. Details of the fees paid are set out in Financial Statements note 34 ‘Auditor’s remuneration’.
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
Under the supervision and with the participation of our management, including our CEO and CFO, the effectiveness of BHP’s internal control over financial reporting was evaluated based on the framework and criteria established in Internal Controls – Integrated Framework (2013), issued by the Committee of the Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that internal control over financial reporting was effective as at 30 June 2022. There were no material weaknesses in BHP’s internal controls over financial reporting identified by management as at 30 June 2022.
BHP has engaged our independent registered public accounting firm, EY, to issue an audit report on our internal control over financial reporting for inclusion in the Financial Statements of the Annual Report and the Annual Report on Form
20-F
as filed with the SEC.
There were no changes in our internal control over financial reporting during FY2022 that materially affected or were reasonably likely to materially affect our internal control over financial reporting.
During FY2022, the RAC reviewed our compliance with the obligations imposed by SOX, including evaluating and documenting internal controls as required by section 404 of SOX.
Management’s assessment of disclosure controls and procedures
Management, with the participation of our CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at 30 June 2022. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial
information required to be disclosed by BHP, including in the reports it files or submits under the Exchange Act, is recorded, processed, summarised and reported on a timely basis. This information is accumulated and communicated to BHP’s management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Based on the evaluation, management (including the CEO and CFO) concluded that, as at 30 June 2022, our disclosure controls and procedures are effective in providing that reasonable assurance.
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

8    Culture and conduct
Successful delivery of our strategy relies on workforce capability and a strong culture, and the Board, together with management plays a critical role in setting the culture of the Group. Supporting our people’s wellbeing, creating and promoting an inclusive and diverse environment for our people to work, and keeping them safe in the workplace are critically important and core to our values.
8.1    Our Code of Conduct and Our Charter
Our Code of Conduct (Our Code)
is approved by the Board and is based on
Our Charter
values.
Our Code
includes our policies on speaking up and anti-bribery and corruption, sets out standards of behaviour for our people and is an important statement of the culture at BHP.
During FY2022, we began work to refresh
Our Code
to align it with global best practice and to provide an effective basis for standard setting and enforcement. We expect to launch the refreshed version of
Our Code
in FY2023.
Our
Code
and
Our Charter
are accessible at bhp.com.
8.2    Culture
The Board, supported by the Committees, considers a range of qualitative and quantitative information in relation to culture at BHP and monitors and assesses culture on an ongoing basis for alignment with our strategy, purpose and values. Board and Committee papers include workforce planning in the context of
COVID-19,
Employee Perception Survey results, updates on sexual harassment controls, inclusion and diversity updates, RAC report-outs on
Our Code
investigations, the culture and capability required to execute our strategy, and culture as a part of asset reviews. Recognising our culture cannot be measured using a single number or index, a culture dashboard is used to provide the Board with a tool to monitor our culture. The dashboard includes simple measures to provide key signposts on the health of our culture. This data, combined with the Employee Perception Survey results, provides the Board with insight on safety, engagement and enablement.
Directors also gain insights into culture through direct engagement with a cross-section of the workforce where they can gain direct feedback on a range of issues, including sexual harassment, ongoing
COVID-19
impacts, diversity, HSEC topics and social value.
8.3    BHP’s EthicsPoint
We have mechanisms in place for anyone to raise a query about
Our Code
or make a report if they feel
Our Code
has been breached.
EthicsPoint is our
24-hour
confidential reporting tool for reporting misconduct and can be used by employees, contractors and external stakeholders, including members of the public to raise concerns about misconduct that has either happened to them or they have witnessed.
All reports received in EthicsPoint are reviewed and categorised by the Ethics team. Once categorised, reports are assigned in accordance with internal policy and processes to an investigator, line leader or appropriate team for resolution.
All significant
Our
Code
matters and key trends from investigations are reported to the RAC. These are then reported to the Board as part of its report-out
process.
8.4    Diversity
The Board and management believe diversity is required to meet our purpose and strategy. Diversity is key to supporting the Board and its Committees to have the right blend of perspectives so that the Board oversees BHP effectively for shareholders.
We have adopted an Inclusion and Diversity Position Statement, which sets out our diversity policy in relation to the Board, senior management and our workforce, and our priorities to accelerate the development of a more inclusive work environment and enhanced overall workplace diversity. BHP’s Inclusion and Diversity Position Statement is available at bhp.com/careers/inclusion-diversity and is summarised in OFR 6. As described in our Inclusion and Diversity Position Statement, our aspiration is to achieve gender balance (which we define as a minimum 40 per cent women and 40 per cent men, in line with the definition used by entities such as the International Labour Organization) on our Board, among our senior executives and across our workforce by FY2025.
Currently 33 per cent of Directors are female and we therefore satisfy the guidance of having at least 30 per cent of Directors of each gender in accordance with the ASX Fourth Edition. When Mr Broomhead and Mr Mogford retire from the Board at the conclusion of the 2022 AGM, 40 per cent of Directors will be female. We also continue to seek additional ethnic diversity on our Board and throughout BHP.
Part of the Board’s role continues to be to consider and approve BHP’s measurable objectives for diversity on its Board, among its senior executives and general workforce each financial year and to oversee our progress in achieving those objectives. For more information, including our progress against our FY2022 measurable objectives and our employee profile more generally, refer to OFR 6.

The diagram below illustrates the diversity that is currently represented on the Board.

9    Shareholder and stakeholder engagement
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
We facilitate and encourage shareholder participation at our AGM. The AGM provides an update for shareholders on our performance and offers an opportunity for shareholders to ask questions and vote. The External Auditor will also be available to answer questions at the AGM.
Information on our AGM is available at bhp.com/meetings.
Before the AGM, shareholders are provided with all material information in BHP’s possession relevant to their decision on whether or not to elect or re-elect
a Director. Copies of the speeches delivered by the Chair and CEO at the AGM are released to the relevant stock exchanges and posted on our website.
Proceedings at shareholder meetings are webcast live from our website. Substantive resolutions at general meetings are decided by a poll rather than by a show of hands.
A summary of proceedings and the outcome of voting on the items of business are released to the relevant stock exchanges and posted on our website as soon as they are available.

During FY2022, key shareholder engagement initiatives included:

•	discussions with major institutional investors and proxy advisers in relation to the Climate Transition Action Plan 2021, and obtaining shareholder approval at the 2021 AGMs

•	presentations and briefings provided to investors about the merger of BHP’s Petroleum business with Woodside

•	communications to investors about the unification of our Dual Listed Company structure, including General Meetings in Australia and London for investors to directly engage with the Board on this topic

•	live webcasts and Q&A sessions with senior leaders for shareholders to directly ask questions of management

•	an investor briefing on social value which included the launch of our 2030 social value goals
Stakeholder engagement
The Board considers effective stakeholder engagement a key element of its governance and oversight role.
There are multiple ways the views of stakeholders, beyond shareholders, are brought to the Board and its Committees. For example, site visits (physical and virtual where necessary) involving engagement with the workforce, community members and government, Employee Perception Survey findings, gender pay gap reports, updates from the CEO and Chief People Officer and engagement with the Forum on Corporate Responsibility. In addition, the RAC and Sustainability Committee receive reports on engagement with regulators. They also receive reports on material litigation and disputes with third parties and complaints raised through the speak-up
hotline, EthicsPoint, which allows our workforce to raise concerns in confidence.
The strategic framework, focus on social value, our purpose and Risk Appetite Statement reflect the significance of external stakeholders in decision making.
10    Market disclosure
We have disclosure controls in place for periodic disclosures, including the Operational Review, our results announcements, debt investor documents (such as the prospectus for the Euro or Australian Medium Term Notes) and Annual Report documents, which must comply with relevant regulatory requirements.
More information about these verification processes can be found in the Periodic Disclosure – Disclosure Controls document available at bhp.com/governance.
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
A copy of the Market Disclosure and Communications Policy is available at bhp.com/governance.
Copies of announcements to the stock exchanges on which BHP is listed, investor briefings, Financial Statements, the Annual Report and other relevant information can be found at bhp.com
.
To receive email alerts of news releases, subscribe at bhp.com.
11    US requirements
BHP Group Limited is a registrant with the SEC in the United States. It is classified as a foreign private issuer and has American Depositary Shares listed on the NYSE.
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
Rule
10A-3
of the Exchange Act requires NYSE-listed companies to ensure their audit committees are directly responsible for the appointment, compensation, retention and oversight of the work of the External Auditor unless the company’s governing law or documents or other home country legal requirements require or permit shareholders to ultimately vote on or approve these matters. Prior to unification, the ultimate responsibility for the appointment and retention of the External Auditor rested with our shareholders in accordance with UK law (and our constitutional documents reflected this legal requirement). The RAC was then directly responsible for the compensation and oversight of the work of the External Auditor throughout the year. Following the unification of our corporate structure, BHP is no longer subject to the UK requirement to re-appoint
the External Auditor by shareholder vote annually and our constitution has been amended to remove this requirement. From January 2022 our shareholders remain ultimately responsible for the appointment and retention of the External Auditor and are required to vote on the appointment of the External Auditor from time to time (as required under Australian law), and the RAC remains directly responsible for the compensation and oversight of the work of the External Auditor.

Directors’ Report
The information presented by the Directors in this Directors’ Report relates to BHP Group Limited and its subsidiaries. The Operating and Financial Review (OFR), the Remuneration Report, and the ‘Lead Auditor’s Independence Declaration’ are incorporated by reference into, and form part of, this Directors’ Report.
1    Review of operations, principal activities and state of affairs
A review of the operations of BHP during FY2022, the results of those operations during FY2022 and the expected results of those operations in future financial years are set out in the OFR. Information on the development of BHP and likely developments in future years also appears in this section.
Our principal activities, including significant changes in the nature of BHP’s principal activities during FY2022 are disclosed in the OFR.
There were no significant changes in BHP’s state of affairs that occurred during FY2022 and no significant post balance date events other than as disclosed in the OFR and Financial Statements note 33 ‘Subsequent events’.
No other matter or circumstance has arisen since the end of FY2022 that has significantly affected or is expected to significantly affect the operations, the results of operations or state of affairs of BHP in future years.
2    Directors
The Directors who served at any time during FY2022 or up until the date of this Directors’ Report are listed in the Board and Board Committee attendance table in Directors’ Report 2.2. Information on the current Directors is set out in Directors’ Report 2.1.
2.1    Biographical details

RA

Xiaoqun Clever

Diploma in Computer Science and International Marketing, MBA

Independent Non-executive Director since October 2020

Ms Clever has over 20 years' experience in technology with a focus on software engineering, data and analytics, cybersecurity and digitalisation.

Xiaoqun was formerly Chief Technology Officer of Ringier AG and ProSiebenSat.1 Media SE. Xiaoqun previously held various roles with SAP SE from 1997 to 2013, including Chief Operating Officer of Technology and Innovation. Xiaoqun was formerly a member of the Supervisory Board of Allianz Elementar Versicherungs and Lebensversicherungs AG (from 2015 to 2020).

Xiaoqun is currently a Non-executive Director of Capgemini SE (since May 2019) and Amadeus IT Group SA (since June 2020) and on the Supervisory Board of Infineon Technologies AG (since February 2020). Xiaoqun is also the Co-Founder and Chief Executive Officer of LuxNova Suisse GmbH (since April 2018).

RA S

Ian Cockerill

MSc (Mining and Mineral Engineering), BSc (Hons.) (Geology), AMP – Oxford Templeton College

Independent Non-executive Director since April 2019

Mr Cockerill has extensive global mining operational, project and executive experience, having initially trained as a geologist.

Ian previously served as Chair of both Polymetal International plc and BlackRock World Mining Trust plc, Lead Independent Director of Ivanhoe Mines Ltd, and a Non-executive Director of Orica Limited (from July 2010 to August 2019) and Endeavour Mining Corporation (from September 2013 to March 2019). Ian also formerly held chief executive roles at Anglo American Coal and Gold Fields Limited, and senior executive roles at AngloGold Ashanti and Anglo American Group.

Ian is currently Senior Independent Director of Endeavour Mining Corporation (since May 2022), the Chair of Cornish Lithium Ltd (since April 2022) and a Non-executive Director of I-Pulse Inc (since September 2010). Ian is also a Director of the Leadership for Conservation in Africa.

NG S

Gary Goldberg

BS (Mining Engineering), MBA

Independent Non-executive Director since February 2020.

Senior Independent Director since 21 December 2020

Mr Goldberg has over 35 years' of global executive experience, including deep experience in mining, strategy, risk, commodity value chain, capital allocation discipline and public policy.

Gary served as the Chief Executive Officer of Newmont Corporation from 2013 to 2019, and prior to that, had been President and Chief Executive Officer of Rio Tinto Minerals. Gary has also previously been a non-executive director of Port Waratah Coal Services Limited and Rio Tinto Zimbabwe, and served as Vice Chair of the World Gold Council, Treasurer of the International Council on Mining and Metals, and Chair of the National Mining Association in the United States.

RA

Michelle Hinchliffe

BCom, FCA, ACA

Independent Non-executive Director since March 2022

Ms Hinchliffe has over 20 years' experience as a partner in KPMG's financial services division.

Michelle served as a member of KPMG's UK Board and as the UK Chair of Audit between 2019 and 2022. Prior to this, she was a member of the KPMG UK Executive Committee in her role as Head of Audit from 2017 to 2019. Michelle led KPMG's financial services practice in Australia between 2008 and 2013 and was a member of the KPMG Australia Board.

Michelle is currently a Non-executive Director of Macquarie Group Limited and Macquarie Bank Limited (since March 2022).

S

John Mogford

BEng

Independent Non-executive Director since October 2017

Mr Mogford has significant global executive experience, including in oil and gas, capital allocation discipline, commodity value chains and health, safety and environment.

John has held various leadership, technical and operational roles at BP Plc. He was the Managing Director and an Operating Partner of First Reserve, a global energy-focused private equity firm, from 2009 until 2015, during which he served on the boards of its investee companies. He also served as a Non-executive Director of ERM Worldwide Group Limited (from 2015 to 2021), Weir Group Plc (from 2008 to 2018), Network Rail Limited (from 2016 to 2018), and one of First Reserve's portfolio companies, DOF Subsea AS (from 2009 to 2018).

R RA NG

Christine O'Reilly

BBus

Independent Non-executive Director since October 2020

Ms O'Reilly has over 30 years' experience in the financial and infrastructure sectors, with deep financial and public policy expertise and experience in large-scale capital projects and transformational strategy.

Christine served as Chief Executive Officer of the GasNet Australia Group and Co-Head of Unlisted Infrastructure Investments at Colonial First State Global Asset Management. Christine has also served as a Non-executive Director of Medibank Private Limited (from March 2014 to November 2021), Transurban Group (from April 2012 to October 2020), CSL Limited (from February 2011 to October 2020) and Energy Australia Holdings Limited (from September 2012 to August 2018).

Christine is currently a Non-executive Director of Australia and New Zealand Banking Group (since November 2021), Stockland Limited (since August 2018), and the Baker Heart and Diabetes Institute (since June 2013).

R S

Catherine Tanna

LLB, Honorary Doctor of Business

Independent Non-executive Director since April 2022

Ms Tanna has more than 30 years' experience in the resources, oil and gas, power generation and retailing sectors.

Catherine served as Managing Director of Energy Australia between 2014 and 2021. Prior to this, she held senior executive roles with Shell and BG Group with responsibility for international operations. Catherine was also a member of the Board of the Reserve Bank of Australia from 2011 to 2021 and a Director of the Business Council of Australia from 2016 to 2021.

Catherine is currently a Senior Advisor at McKinsey & Company Inc (since April 2022) and a member of the Advisory Board of Fujitsu Australia (since February 2022).

R S

Dion Weisler

BASc (Computing), Honorary Doctor of Laws

Independent Non-executive Director since June 2020

Mr Weisler has extensive global executive experience, including transformation and commercial experience in the global information technology sector, with a focus on capital discipline, as well as perspectives on current and emerging ESG issues.

Dion served as a Director and the President and Chief Executive Officer of HP Inc. from 2015 to 2019, and continued as a Director and Senior Executive Adviser until May 2020. Dion previously held a number of senior executive roles at Lenovo Group Limited. Prior to this, Dion was General Manager Conferencing and Collaboration at Telstra Corporation, and held various positions at Acer Inc., including as Managing Director, Acer UK.

Dion is currently a Non-executive Director of Intel Corporation (since June 2020), a Non-executive Director of Thermo Fisher Scientific Inc. (since March 2017) and a Non-executive Director of Sapia & Co Ltd (since January 2022).

Stefanie Wilkinson

BA, LLB (Hons), LLM, FGIA

Group Company Secretary since March 2021

Ms Wilkinson was appointed Group Company Secretary effective March 2021. Prior to joining BHP, Stefanie was a Partner at Herbert Smith Freehills, a firm she was with for 15 years, specialising in corporate law and governance for listed companies. Earlier in her career, Stefanie was a solicitor at Allen & Overy in the Middle East. Stefanie is a fellow of the Governance Institute of Australia.

2.2    Director attendances at meetings
The Board meets as often as required. During FY2022, the Board met 15 times.
Members of the Executive Leadership Team and other members of senior management attend meetings of the Board by invitation.
Each Board Committee provides a standing invitation for any
Non-executive
Director to attend Committee meetings (rather than just limiting attendance to Committee members). Committee agendas and papers are provided to all Directors to ensure they are aware of matters to be considered.
Board and Board Committee attendance in FY2022

	Board	Risk and Audit Committee	Nomination and Governance Committee		Remuneration Committee		Sustainability Committee
Terry Bowen	15/15	11/11	5/5		–		–
Malcolm Broomhead	15/15	–	2/2	1	–		2/2	1
Xiaoqun Clever	15/15	11/11	–		–		–
Ian Cockerill	15/15	11/11	–		–		5/5
Anita Frew 2	7/7	5/5	–		2/2		–
Gary Goldberg 3	15/15	–	5/5		5/5		5/5
Mike Henry	15/15	–	–		–		–
Michelle Hinchliffe 4	4/4	2/2	–		–		–
Susan Kilsby 5	7/7	–	–		2/2	5	–
Ken MacKenzie	15/15	–	5/5		–		–
John Mogford 6	15/15	–	5/5		–		5/5
Christine O’Reilly	15/15	11/11	5/5		5/5		–
Catherine Tanna 7	3/3	–	–		2/2		2/2
Dion Weisler	15/15	–	–		5/5		3/3	8

1	Malcolm Broomhead ceased being a member of the Nomination and Governance Committee and Sustainability Committee on 11 November 2021

2	Anita Frew served as a Non-executive Director from 15 September 2015 until her retirement as a member of the Board, Risk and Audit Committee and Remuneration Committee on 11 November 2021

3	Gary Goldberg ceased being a member of the Remuneration Committee on 17 June 2022. He became Chair of the Sustainability Committee on 18 June 2022

4	Michelle Hinchliffe became a member of the Board and the Risk and Audit Committee on 1 March 2022

5	Susan Kilsby served as a Non-executive Director from 1 April 2019 until her retirement as a member of the Board and the Remuneration Committee on 11 November 2021

6
John Mogford ceased being a member of the Nomination and Governance Committee on 17 June 2022. He ceased being the Chair of the Sustainability Committee on 17 June 2022, but remains a member of this Committee

7	Catherine Tanna became a member of the Board, Remuneration Committee and Sustainability Committee on 4 April 2022

8	Dion Weisler became a member of the Sustainability Committee on 12 November 2021

3    Share capital and
buy-back
programs
At the Annual General Meetings held in 2019, 2020 and 2021, shareholders authorised BHP Group Plc to make on-market
purchases of up to 211,207,180 of its ordinary shares, representing 10 per cent of BHP Group Plc’s issued share capital at that time. During FY2022, we did not make any on-market
or
off-market
purchases of BHP Group Limited or BHP Group Plc ordinary shares under any share buy-back
program. As at the date of this Directors’ Report, there were no current on-market
buy-backs.
BHP Group Plc (now BHP Group (UK) Limited) is no longer able to make on-market
purchases of its ordinary shares as a result of its delisting in connection with the unification transaction with BHP Group Limited and as such it can no longer utilise the shareholder authorisation in relation to on-market
purchases obtained at the Annual General Meeting in 2021.
Some of our executives receive rights over BHP shares as part of their remuneration arrangements. Entitlements may be satisfied by the transfer of existing shares, which are acquired on-market
by the Employee Share Ownership Plan (ESOP) Trusts or, in respect of some entitlements, by the issue of shares.
The number of shares referred to in column A below were purchased to satisfy awards made under the various BHP Group employee share schemes during FY2022.

Period	A Total number of shares purchased and transferred to employees to satisfy employee awards	B Average price paid per share 1 US$	C Total number of shares purchased as part of publicly announced plans or programs	D Maximum number of shares that may yet be purchased under the plans or programs
				BHP Group Limited 2	BHP Group Plc (now BHP Group (UK) Limited)
1 Jul 2021 to 31 Jul 2021	–	–	–	–	211,207,180	3
1 Aug 2021 to 31 Aug 2021	63,567	32.08	–	–	211,207,180	3
1 Sep 2021 to 30 Sep 2021	–	–	–	–	211,207,180	3
1 Oct 2021 to 31 Oct 2021	–	–	–	–	211,207,180	3
1 Nov 2021 to 30 Nov 2021	–	–	–	–	211,207,180	3
1 Dec 2021 to 31 Dec 2021	–	–	–	–	211,207,180	3
1 Jan 2022 to 31 Jan 2022	–	–	–	–	211,207,180	3,4
1 Feb 2022 to 28 Feb 2022	–	–	–	–	–
1 Mar 2022 to 31 Mar 2022	3,354,850	35.95	–	–	–
1 Apr 2022 to 30 Apr 2022	–	–	–	–	–
1 May 2022 to 31 May 2022	–	–	–	–	–
1 Jun 2022 to 30 Jun 2022	949,819	28.37	–	–	–

Total	4,368,236	34.24	–	–	–

1
The shares were purchased in the currency of the stock exchange on which the purchase took place and the sale price has been converted into US dollars using the average weekly exchange rate of the week that such purchases took place for purchases on the ASX, and the average monthly exchange rate of the month that such purchases took place for purchases on the LSE

2
BHP Group Limited is able to
buy-back
and cancel BHP Group Limited shares within the ‘10/12 limit’ without shareholder approval in accordance with section 257B of the Australian Corporations Act 2001. Any future on-market
share
buy-back
program would be conducted in accordance with the Australian Corporations Act 2001 and with the ASX Listing Rules

3
At the Annual General Meetings held during 2019, 2020 and 2021, shareholders authorised BHP Group Plc to make on-market
purchases of up to 211,207,180 of its ordinary shares, representing 10 per cent of BHP Group Plc’s issued capital at the time

4
BHP Group Plc (now BHP Group (UK) Limited) is no longer able to make on-market
purchases of its ordinary shares as a result of its delisting in connection with the unification transaction with BHP Group Limited and as such it can no longer utilise the shareholder authorisation in relation to on-market
purchases obtained at the Annual General Meeting in 2021

As at the date of this Directors’ Report, there were 15,846,572 unvested equity awards outstanding in relation to BHP Group Limited ordinary shares held by 20,790 holders. The expiry dates of these unvested equity awards range between August 2022 and August 2026 and there is no exercise price. 4,400,000 fully paid ordinary shares in BHP Group Limited were issued as a result of the exercise of rights over unissued shares during or since the end of FY2022.
No options over unissued shares or unissued interests in BHP have been granted during or since the end of FY2022 and no shares or interests were issued as a result of the exercise of an option over unissued shares or interests during or since the end of FY2022. For more information refer to Financial Statements note 25 ‘Employee share ownership plans’. For information on movements in share capital during and since the end of FY2022 refer to Financial Statements note 16 ‘Share capital’.
4    Share interests
Directors
‘Ordinary shareholdings and transactions’ in the Remuneration Report 5.4 sets out the relevant interests in shares in BHP Group Limited of the Directors who held office during FY2022, at the beginning and end of FY2022. No rights or options over shares in BHP Group Limited are held by any of the
Non-executive
Directors. Interests held by the Executive Director under employee equity plans as at 30 June 2022 are set out in the tables showing interests in incentive plans contained in ‘Equity awards’ in the Remuneration Report 5.2. Except for Mike Henry, as at the date of this Directors’ Report, the information pertaining to shares in BHP Group Limited and held directly, indirectly or beneficially by Directors is the same as set out in the table in ‘Ordinary shareholdings and transactions’ in the Remuneration Report 5.4. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities.
All Directors have met the minimum shareholding requirement under their Terms of Appointment.

As at the date of this Directors’ Report, Mike Henry held:

•	(either directly, indirectly or beneficially) 521,592 shares in BHP Group Limited

•	rights and options over 978,790 shares in BHP Group Limited
Where applicable, the above information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities.
We have not made available to any Directors any interest in a registered scheme.
Executive Key Management Personnel
Interests held by members of the Executive KMP under employee equity plans as at 30 June 2022 are set out in the tables contained in the ‘Equity awards’ section in the Remuneration Report 5.2.
The table below sets out the relevant interests in shares in BHP Group Limited held directly, indirectly or beneficially, as at the date of this Directors’ Report by those senior executives who were Executive Key Management Personnel (KMP) (other than the Executive Director) on that date. Where applicable, the information also includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities.

Executive KMP member	As at date of Directors’ Report
Edgar Basto	130,038
David Lamont	6,345
Geraldine Slattery	127,232
Ragnar Udd	118,955
5    Secretaries
Stefanie Wilkinson is the Group Company Secretary. For details of her qualifications and experience refer to the Biographical details in Directors’ Report 2.1. The following people also acted during FY2022 as Company Secretaries of BHP Group Limited: Geof Stapledon, BEc, LLB (Hons), DPhil, FCIS, until 7 July 2021, Prakash Kakkad, LLB, LPC, from 7 July 2021, John-Paul Santamaria, BEng (Civil) (Hons), LLB, from 7 July 2021.
Each individual has experience in a company secretariat role or other relevant fields arising from time spent in roles within BHP, other large listed companies or other relevant entities.
6    Indemnities and insurance
Rule 146 of the BHP Group Limited Constitution requires the company to indemnify, to the extent permitted by law, each Officer of BHP Group Limited against liability incurred in, or arising out of, the conduct of the business of BHP or the discharge of the duties of the Officer. The Directors named in 2.1 of the Directors’ Report, the Company Secretaries and other Officers of BHP Group Limited have the benefit of this requirement, as do individuals who formerly held one of those positions.
In accordance with this requirement, BHP Group Limited has entered into Deeds of Indemnity, Access and Insurance (Deeds of Indemnity) with its Directors.
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
The terms of engagement for certain services include that we must compensate and reimburse EY for, and protect EY against, any loss, damage, expense, or liability incurred by EY in respect of third-party claims arising from a breach by BHP of any obligation under the engagement terms.
We have insured against amounts that we may be liable to pay to Directors, Company Secretaries or certain employees (including former Officers) pursuant to Rule 146 of the Constitution of BHP Group Limited or that we otherwise agree to pay by way of indemnity. The insurance policy also insures Directors, Company Secretaries and some employees (including former Officers) against certain liabilities (including legal costs) they may incur in carrying out their duties. For this Directors’ and Officers’ insurance, we paid premiums of US$21,772,900 excluding taxes during FY2022.
No indemnity in favour of a current or former officer of BHP Group Limited, or in favour of the External Auditor, was called on during FY2022.

7    Dividends
A final dividend of 175 US cents per share will be paid on 22 September 2022, resulting in total cash dividends determined in respect of FY2022 of 325 US cents per share.
The merger of BHP’s oil and gas portfolio with Woodside Energy was completed on 1 June 2022 and BHP paid a fully franked in specie dividend of US$3.86 per share or US$19.6 billion.
For information on the dividends paid refer to Financial Statements note 16 ‘Share capital’ and note 18 ‘Dividends’.
8    Auditors
No current officer of BHP has held the role of director or partner of the Group’s current external auditor.
9    Non-audit
services
For information on the
non-audit
services undertaken by BHP’s External Auditor, including the amounts paid for non-audit
services, refer to Financial Statements note 34 ‘Auditor’s remuneration’. All non-audit
services were approved in accordance with the process set out in the Policy on Provision of Audit and Other Services by the External Auditor. No
non-audit
services were carried out that were specifically excluded by the Policy on Provision of Audit and Other Services by the External Auditor. Based on advice provided by the Risk and Audit Committee, the Directors have formed the view that the provision of non-audit
services is compatible with the general standard of independence for auditors, and that the nature of non-audit
services means that auditor independence was not compromised. The reason for this view is that the objectivity and independence of the External Auditor are safeguarded through restrictions on the provision of these services with some services prohibited from being undertaken.
For a more information about our policy in relation to the provision of non-audit
services by the external auditor refer to 7.2 ‘External audit and financial reporting’ of our Corporate Governance Statement.
10    Exploration, research and development
Companies within the Group carry out exploration and research and development necessary to support their activities. Details are provided in OFR 5 ‘Our assets’, OFR 10 ‘Performance by commodity’ and Resources and Reserves in the Annual Report.
11    ASIC Instrument 2016/191
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
12    Proceedings on behalf of BHP Group Limited
No proceedings have been brought on behalf of BHP Group Limited, nor has any application been made, under section 237 of the Australian Corporations Act 2001.
13    Performance in relation to environmental regulation
BHP seeks to be compliant with all applicable environmental laws and regulations relevant to its operations. We monitor compliance on a regular basis, including through external and internal means, to minimise the risk of non-compliance.
For more information on BHP’s performance in relation to health, safety and the environment refer to OFR 7.4, 7.6 and 7.15.
For the purposes of section 299 (1)(f) of the Australian Corporations Act 2001, in FY2022 BHP was levied four fines in relation to environmental laws and regulations at our operated assets, the total amount payable being US$22,514.
14    Additional information
BHP Group Limited has a branch registered in the United Kingdom. The Group, through various subsidiaries, has also established branches in a number of other countries.
The Directors’ Report is approved in accordance with a resolution of the Board.

Ken MacKenzie	Mike Henry
Chair	Chief Executive Officer
Dated: 16 August 2022

Remuneration Report

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

Remuneration Committee Chair Letter to Shareholders
Dear Shareholders,
I am pleased to introduce BHP’s Remuneration Report for the financial year to 30 June 2022. During FY2022, the Remuneration Committee (
Committee
) continued its focus on achieving remuneration outcomes that fairly reflect the performance of BHP and the contribution of our employees, and which are aligned to the interests of shareholders and other key stakeholders.
Our approach and framework
Our Charter
sets out our values upon which the Committee places great weight in the determination of performance-based remuneration outcomes for BHP executives.
Our Charter
places health and safety at the forefront of our values while setting out our purpose, our strategy and how we measure success. The Committee aims to support our executives to take a long-term approach to decision-making in order to build a sustainable and value-adding business.
The Committee is focused on a remuneration framework and approach that supports the Group’s strategy and enables us to attract, retain and motivate our executives located in different geographies. This is critical to delivering the best outcomes for all BHP stakeholders. As BHP is a global organisation, the Committee is also mindful of navigating the priorities and expectations of multiple jurisdictions.
At the 2021 AGMs, we received strong support for our remuneration framework and outcomes, with over 97 per cent voting in favour of the Remuneration Report. This means that over the past five years we have received an average of approximately 96 per cent support. The Committee and the Board continue to incorporate shareholder feedback into their approach to remuneration.
FY2022 represents the third year of operation of our revised remuneration framework and we believe the framework is continuing to serve stakeholders well. The key changes to variable remuneration that took effect from 1 July 2019 for the CEO were to significantly reduce the LTIP grant size from 400 per cent of base salary (on a face value basis) to 200 per cent, and a rebalancing to a CDP award with a long term focus. The CDP outcome is delivered one-third
as a cash award, with
two-thirds
delivered in equity that is deferred equally for
two-year
and five-year periods. This structure aligns participants’ incentive remuneration with performance over the short, medium and long term.
We continue to benchmark the CEO and other executives’ remuneration against CEO and executive roles in other global companies of similar complexity, size, reach and industry. This detailed benchmarking ensures BHP’s executive remuneration framework remains competitive to attract, motivate and retain key talented executives and is consistent with the global market.
The majority of the CEO’s remuneration package continues to be delivered in BHP equity, not in cash, and the CEO’s remuneration is deliberately tied to the performance of the business. In addition, the CEO is required to meet a MSR of five times pre-tax
base salary and this applies for two years post-retirement. This ensures that the CEO’s remuneration is aligned to the experience of BHP’s shareholders. As at the date of this Report, the CEO’s BHP shareholding is in excess of his MSR.
Business performance
I am pleased to say BHP’s performance for FY2022 has been underpinned by safe, reliable operations and firm demand for our commodities. We completed another year fatality free and we are unwavering in our effort to improve safety, including the elimination of sexual harassment, racism and bullying.
We delivered reliable operational performance at Western Australia Iron Ore, with record sales for a third consecutive year and the South Flank project ramp up ahead of schedule. In copper, Escondida in Chile achieved record material mined and near-record concentrator throughput, while Olympic Dam in South Australia performed strongly in the fourth quarter after planned smelter maintenance. Queensland metallurgical coal ended the year with strong underlying performance in the face of significant wet weather.
We have made strong progress on actions required to meet our commitments to reduce operational GHG emissions, which are down by 15 per cent since FY2017. We have further progressed our emission reduction partnerships with three major steelmakers in China and Japan and we also entered a new partnership with a fourth steelmaker in South Korea. The combined output of these four steelmakers equates to around 12 per cent of global steel production.
Our US$5.7 billion Jansen potash project in Canada is tracking to plan and opportunities to bring forward first potash production at Jansen continue to be assessed. In addition, during FY2022, we merged our Petroleum business with Woodside, completed the sales of our interests in BMC and Cerrejón, and following a strategic review decided to retain New South Wales Energy Coal. As a consequence, we will seek approvals to continue mining until 2030. We also unified our corporate structure, and added to our global options in copper and nickel.
COVID-19
continued to impact in FY2022, particularly in the areas of labour and supply chain constraints. We remain vigilant with continued social distancing and hygiene practices, and other additional protocols as appropriate to protect our workforce and communities. Despite the challenges that the
COVID-19
pandemic continues to present, in FY2022 BHP continued its approach to not furlough any employees, did not seek any government assistance, and did not raise additional equity. In addition, BHP’s safe and reliable operational performance through this year, together with strong profitability, enabled the Board to announce record dividends for FY2022. This continues the delivery of strong and consistent returns to shareholders.

FY2022 CDP
The CDP scorecard used to assess Mike Henry’s annual performance comprises stretching performance measures, including HSEC, financial and individual performance elements. For FY2022, the Committee has assessed the CEO’s performance and determined a CDP outcome of 96 per cent against a target of 100 per cent (and 64 per cent of the maximum).
For the HSEC element, the outcome took into account BHP’s strong HSEC performance during the year, with no fatalities recorded, the strong progress against our Fatality Elimination Program and delivery of our cultural heritage commitments. This year we have also made progress on the implementation of controls for sexual harassment, although there remains more to be done. We also saw strong progress against our climate change targets, and our progress in the management of priority tailings storage facilities was pleasing. The CDP outcome for the HSEC measures was 31 per cent out of a target of 25 per cent.
Our financial performance was strong, and during FY2022 shareholders have again benefitted through record dividends. However, after fully eliminating the positive impacts of commodity prices during the year, operating performance at our assets was below the challenging internal targets set at the commencement of the year. This is in part due to higher than expected unplanned costs and other impacts of the COVID-19 pandemic, which flowed through into CDP outcomes without moderation for FY2022. This is a similar approach that was applied in FY2021 and FY2020 and has the effect of reducing the remuneration outcomes for executives. The CDP outcome for the financial measure was 40 per cent out of a target of 50 per cent.
Finally, from a personal performance perspective, the Committee considered Mike Henry’s performance against his individual measures. These included projects and initiatives in respect of social value (long term growth in value and returns for all stakeholders), people (right people, right skills, coming together in the right way to support exceptional performance), performance (material improvement in the system that supports exceptional performance) and portfolio (material progress on our strategic objectives to create a portfolio that will set BHP up for the next 20 years). The Committee considered Mike’s performance against his individual objectives met expectations and warranted an outcome aligned with the target of 25 per cent.
The CDP scorecard outcomes for other Executive KMP and the short-term incentive pool applicable to the majority of BHP employees below the ELT level, were, like the CEO, slightly below the 100 per cent target.
2017 LTIP award
The vesting outcome for the 2017 LTIP award was 100 per cent. The LTIP performance condition is relative TSR and BHP outperformed both the sector peer group and the MSCI World Index. This level of vesting is aligned with the projected vesting outcome that was communicated to shareholders in the Remuneration Report at the time the changes to our remuneration framework were approved by shareholders at the 2019 AGMs. The table below outlines the level of vesting each year from 2009 to 2022, together with the vesting outcomes projected in 2019.
LTIP vesting

As shareholders will recall, one of the key elements of our revised remuneration framework was to reduce the weighting of future LTIP grants in the overall CEO remuneration package from FY2020. Pre-existing grants remained on foot and their vesting would be determined on the basis of existing service and performance conditions.
The value of the vested 2017 LTIP award is higher than the value of the award at the time it was granted due to the increase in share price during the five-year vesting period and strong dividends. In terms of value realised, 44 per cent is due to the value at the time the awards were granted and 56 per cent is due to share price appreciation and dividends. This reflects the experience of shareholders over the period.

Consistent with its normal practice, in considering vesting, the Board and Committee have also conducted a holistic review of business performance over the five years since the award was granted to ensure this level of vesting was appropriate. More information on the 2017 LTIP vesting outcome, including the five-year holistic business review covering HSEC performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct, is included in 3.3 LTIP performance outcomes and 3.4 Overarching discretion and vesting underpin.
More information on the overall remuneration outcomes for the CEO for the year, and how the outcomes are aligned to performance during FY2022, is provided in 3.1 FY2022 Remuneration received by the CEO. Having considered the overall remuneration outcomes for the CEO carefully, as set out above and in 3.1, the Committee concluded it was a fair reflection of performance and the experience of shareholders, and the application of any downwards discretion was not warranted.
FY2023 remuneration
For FY2023, the Committee determined that the CEO’s base salary would increase by 3 per cent, effective 1 September 2022. This was assessed as appropriate having conducted updated benchmarking and considered the external market demand for senior executive talent. The Committee considers the increase modest in this context, as well as being below the median salary increase applied for other BHP employees of approximately 4 per cent. Other components of the CEO’s total target remuneration (pension contributions, benefits, CDP and LTIP) remain unchanged and, where relevant, as percentages of base salary. A summary of the CEO’s arrangements for FY2023 is set out below.

Fixed remuneration	CDP	LTIP
• Base salary US$1.750 million per annum, an increase of 3% from 1 September 2022. • Pension contribution 10% of base salary.
•   Target cash award of 80% of base salary (maximum 120%).

•   Plus two awards of deferred shares each of equivalent value to the cash award, vesting in two and five years, respectively.

•   Three performance categories:

•   HSEC – 25%

•   Financial – 50%

•   Individual – 25%
• The LTIP grant is based on a face value of 200% of base salary. • Our LTIP awards have rigorous relative TSR performance hurdles measured over five years.
The Committee has also reviewed the base salaries and total target remuneration packages for other Executive KMP. The Committee determined they would also increase by 3 per cent, effective 1 September 2022. An additional increase has been determined for Ragnar Udd reflecting his performance and development in role (for more information regarding base salaries for FY2023 refer to 3.7 FY2023 remuneration for the CEO and other Executive KMP). Other aspects of other Executive KMP remuneration arrangements remain unchanged.
Remuneration outcomes for the Chair and
Non-executive
Directors
Fees for the Chair and Non-executive Directors are reviewed annually and are benchmarked against peer companies. No changes to the Chair’s fee will be made for FY2023. The Chair fee has remained unchanged since 1 July 2017. In 2017, a decision was made to reduce the Chair’s annual fee by approximately 8 per cent from US$0.960 million to US$0.880 million with effect from 1 July 2017. This followed an earlier reduction on 1 July 2015 of approximately 13 per cent from US$1.100 million to US$0.960 million.
Base fee levels for Non-executive Directors will also remain unchanged. The fees of Non-executive Directors were also reduced on 1 July 2015 by approximately 6 per cent, from US$0.170 million to US$0.160 million per annum.
In FY2022, BHP undertook a series of major transactions. As a consequence, modest fees were paid to certain Non-executive Directors for additional or extra services performed in FY2022 in connection with major transactions undertaken by the Group.
Summary
This year the
COVID-19
pandemic continued to impact not only BHP, but our customers, suppliers, governments, employees, families and communities across the world. On behalf of the Committee, I would like to recognise the continued hard work, dedication and sacrifices of our employees. Through their steadfast commitment, they have enabled BHP to generate strong results for all stakeholders and continued to support their communities.
We deliberately align our executive remuneration with performance, with a significant component of possible remuneration structured as variable pay. We are confident that the outcomes this year are consistent with our long held approach of remuneration outcomes reflecting the performance of BHP and the experience of our shareholders. Given our critical need to attract, motivate and retain our executives in order to progress our strategic objectives and deliver the best outcomes for all BHP stakeholders, this is a pleasing result for all concerned.
We look forward to ongoing dialogue with and the support of BHP’s shareholders. As always, we welcome your feedback and comments on any aspect of this Report.
Christine O’Reilly
Chair, Remuneration Committee
16 August 2022

1    Remuneration governance
Board oversight
The Board is responsible for ensuring the Group’s remuneration arrangements are equitable and aligned with the long-term interests of BHP and its shareholders. In performing this function, it is critical the Board is independent of management when making decisions affecting remuneration of the CEO, other Executive KMP and the Group’s employees.
The Board has established the Committee to assist it in making such decisions. The Committee is comprised solely of
Non-executive
Directors, all of whom are independent. The Committee has extensive access to members of senior management and regularly invites them to attend meetings to provide reports and updates. However, members of management are not present when decisions are considered or taken concerning their own remuneration. The Committee can also draw on services from a range of external sources, including independent remuneration advisers.
Remuneration Committee
The activities of the Committee are governed by its Terms of Reference which is available at bhp.com. The current members of the Committee are: Christine O’Reilly (Chair), Catherine Tanna (member from 4 April 2022) and Dion Weisler. The following present and former
Non-executive
Directors served as members of the Committee during the year: Gary Goldberg (member to 17 June 2022), Anita Frew (member to 11 November 2021) and Susan Kilsby (member to 11 November 2021). The role and focus of the Committee and details of meeting attendances can be found in 2.2 Directors’ Report.
Key decisions and activities of the Committee during FY2022 included:

•	considering and approving remuneration for members of the ELT

•	setting targets for and reviewing outcomes against performance measures and conditions of relevant incentive plans, including the Committee considering its discretion over FY2022 plan outcomes

•	reviewing the fee for the BHP Chair, which remains unchanged

•	considering remuneration and remuneration reporting implications of unification and the merger of the Petroleum business and Woodside

•	reviewing and adopting changes and improvements flowing from regulatory requirements and guidance, which in turn helps us improve our processes and approaches

•	engaging with shareholders and other key stakeholders

•	undertaking reviews of remuneration by gender and the annual Shareplus enrolment
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
PwC has been appointed to act as an independent remuneration adviser and is currently the only remuneration adviser appointed by the Committee. In that capacity, they may provide remuneration recommendations in relation to KMP, however, they did not provide any remuneration recommendations in FY2022.
KMP for FY2022
This Remuneration Report describes the remuneration policies, practices, outcomes and governance for the KMP of BHP. At BHP, KMP consists of our Board (including the CEO), as well as certain members of our ELT who have authority and responsibility for planning, directing and controlling the activities of the Group directly or indirectly. After due consideration, the Committee determined the KMP for FY2022 comprised all
Non-executive
Directors and the following Executive KMP: the CEO, the Chief Financial Officer, the President Minerals Australia, the President Minerals Americas and the Senior Executive Officer (i.e. President Petroleum until 31 May 2022).
The following individuals have held their positions and were KMP for the whole of FY2022, unless stated otherwise:

•	Mike Henry, CEO and Executive Director

•	Edgar Basto, President Minerals Australia

•	David Lamont, Chief Financial Officer

•	Geraldine Slattery, President Petroleum from 1 July 2021 to 31 May 2022 and Senior Executive Officer from 1 June to 30 June 2022

•	Ragnar Udd, President Minerals Americas

•	Non-executive Directors – for details of Non-executive Directors, including dates of appointment or cessation (where relevant), refer to 2.2 Directors’ Report.

2    Remuneration framework
BHP has an overarching remuneration framework that guides the Committee’s decisions and is designed to support our strategy and reinforce our culture and values.
2.1    How the remuneration framework is set
The Committee sets the remuneration framework for the Executive KMP, including the CEO. The Committee is briefed on and considers prevailing market conditions, the competitive environment and the positioning and relativities of pay and employment conditions across the wider BHP workforce. The Committee takes into account the annual base salary increases for our employee population when determining any change in the Executive KMP’s base salary. The salary increases in locations where our Executive KMP are based are particularly relevant when reviewing their remuneration to ensure that their remuneration also reflects the local economic conditions.
The principles that underpin the remuneration framework for Executives are the same as those that apply to other employees, however Executive KMP arrangements have a greater emphasis on and a higher proportion of remuneration that is at risk as performance-related variable pay. The performance measures used to determine variable pay outcomes for the Executive KMP and all other employees are linked to the delivery of our strategy and behaviours that are aligned to
Our Charter
values
.
As part of the Board’s commitment to good governance, the Committee considers shareholder views and those of the wider community when setting the remuneration framework for the Executive KMP. We are committed to engaging and communicating with shareholders regularly and, as our shareholders are spread across the globe, we are proactive with our engagement on remuneration and governance matters with institutional shareholders and investor representative organisations. Feedback from shareholders and investors is used as input into decision-making by the Board and the Committee in relation to our remuneration framework and its application. The Committee considers that this approach provides a robust mechanism to ensure Directors are aware of matters raised, have a deep understanding of current shareholder views and can formulate frameworks and make decisions as appropriate. We encourage shareholders to make their views known to us by directly contacting our Investor Relations team (contact details available at bhp.com).
2.2    Remuneration framework operation
Our approved remuneration policy was adopted by shareholders in 2019 for a three-year period in accordance with UK requirements and following the unification of our corporate structure in early 2022 BHP is no longer required to have our policy approved by shareholders every three years. However, the following table shows the current components of our remuneration framework, which is consistent with the prior approved remuneration policy.

	Fixed remuneration	CDP	LTIP
Purpose and link to strategy	Market competitive fixed remuneration is paid in order to attract, motivate and retain high-quality and experienced executives, and provide appropriate remuneration for these important roles in the Group.	The CDP encourages and focuses executives’ efforts for the relevant financial year on the delivery of the Group’s strategic priorities, balancing financial and non-financial
performance, to deliver short, medium and long-term success aligned to our purpose and
Our Charter
		, and to motivate executives to strive to achieve stretch performance objectives.	The purpose of the LTIP is to focus executive’s efforts on the achievement of sustainable long-term value creation and success of the Group (including appropriate management of business risks).

Remuneration components and link to performance
Fixed remuneration comprises base salary, pension contributions and benefits.

Competitive fixed remuneration is aligned to global complexity, size, reach and industry, and reflects executives’ responsibilities, location, skills, performance, qualifications and experience.
Annual variable pay opportunity linked to execution of business strategy. A balanced scorecard of short, medium and long-term elements including HSEC (25% weighting), financial (50% weighting) and individual performance measures (25% weighting) are chosen on the basis that they are expected to have a significant short, medium and long-term impact on the success of the Group, with appropriate targets for each measure which will appropriately motivate Executive KMP to achieve outperformance that contributes to the long-term sustainability of the Group and shareholder wealth creation.
Annual long-term variable pay opportunity based on grants of five-year performance rights designed to align executives’ reward with sustained shareholder wealth creation in excess of relevant comparator group(s), through the relative TSR performance condition.

Relative TSR has been chosen as an appropriate measure as it enables an objective external assessment over a sustained period on a basis that is familiar to shareholders.

	CDP	LTIP
Assessment of performance
Achievement against each scorecard measure is assessed by the Committee and the Board, with guidance provided by other relevant Board Committees in respect of HSEC, financial and other measures, and a CDP award determined.

If performance is below the threshold level for any measure, no CDP award will be provided in respect of that portion of the CDP award opportunity.

In the event the Committee does not consider the outcomes that would otherwise apply to be a true reflection of the performance of the Group or should it consider that individual performance or other circumstances makes this an inappropriate outcome, it retains the discretion to not provide all or a part of any CDP award. This is an important mitigation against the risk of unintended award outcomes.

Vesting of the LTIP award is dependent on BHP’s TSR relative to the TSR of relevant comparator group(s) over a five-year performance period.

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

Delivery and vesting
CDP awards are provided as cash and two awards of deferred shares, each of equivalent value to the cash award, vesting in two and five years respectively.

Awards of deferred shares comprise rights to receive ordinary BHP shares in the future at the end of the deferral periods. Before the awards vest (or are exercised), these rights are not ordinary shares and do not carry entitlements to ordinary dividends or other shareholder rights; however, a DEP is provided on vested awards. The Committee has a discretion to settle CDP awards in cash.

Vesting of five-year deferred shares under the CDP is underpinned by a holistic review of performance at the end of the five-year vesting period, including a review of HSEC performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct over the five-year period.

LTIP awards consist of rights to receive ordinary BHP shares in the future if the performance and service conditions are met.

Before vesting (or exercise), these rights are not ordinary shares and do not carry entitlements to ordinary dividends or other shareholder rights; however, a DEP is provided on vested awards. The Committee has a discretion to settle LTIP awards in cash.

Vesting of five-year performance rights under the LTIP is underpinned by a holistic review of performance at the end of the five-year performance period, including a review of HSEC performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct over the five-year period.

Cessation of employment	On cessation of employment, a ‘good leaver’
1
may receive a
pro-rated
cash award based on performance for that year. For a ‘good leaver’, their unvested CDP deferred awards generally remain on foot (wholly or in part) unless the Committee determine otherwise. If the executive is not a ‘good leaver’, all unvested CDP deferred awards will lapse.	On cessation of employment, for a ‘good leaver’
1
their unvested LTIP awards generally remain on foot on termination and are pro-rated
for the portion of the vesting period served. These awards are eligible for vesting in the ordinary course, subject to any applicable performance conditions. If the executive is not a ‘good leaver’, all unvested LTIP awards will lapse.

Malus and clawback	CDP awards (including cash and deferred share awards) and LTIP awards are subject to the Group’s malus and clawback policy (see below).

1
‘Good leaver’ treatment may apply where the reason for the cessation of employment with BHP is due to forced early retirement, retrenchment or redundancy, termination by mutual agreement or retirement with the agreement of the Group, or such other circumstances that do not constitute resignation or termination for cause.

Malus and clawback
As has been set out in prior Remuneration Reports, for many years we have had malus and clawback provisions in place. During FY2022, we enhanced our malus and clawback policy covering awards made from 2021 under the CDP and LTIP. This enhanced policy further clarified the circumstances in which the Committee is able to reduce or clawback awards, which include:

•	an error in the Group’s Financial Statements that requires a material downward restatement

•
performance of a participant, or of the business or of the Group does not justify vesting or where the participant’s conduct or performance has been in breach of their employment contract, any laws, rules, codes of conduct or policies applicable to them or the standards reasonably expected of a person in their position

•	misstatement or misrepresentation of the performance of the company

•
where any team, business area, member of the Group or profit centre in which the participant works or worked has been found guilty in connection with any regulatory investigation or has been in breach of any laws, rules, codes of conduct or policies applicable to it or the standards reasonably expected of it

•	an event that has had, or may have a material adverse effect on the value or reputation of any member of the Group

•	where the Committee determines there has been material damage to the Group’s social licence to operate

•	a catastrophic health, safety, environment or community event or events occurring in any part of the Group

•	an act, omission or event occurs which constitutes a material failure of risk management or of other operational systems and controls

•	a participant is found to have contributed to circumstances that give rise to a material loss for any Group Company
These malus and clawback provisions apply whether or not awards are made in the form of cash or equity, whether or not the equity has vested, and whether or not employment is ongoing.
Service contracts
The terms of employment for the CEO and Executive KMP are formalised in their employment contracts. The current contracts of the CEO and Executive KMP are not fixed term. BHP may choose to terminate a contract on up to 12 months’ notice. BHP can require an executive to work through the notice period or may terminate the individual’s contract immediately by paying base salary plus pension contributions in lieu of the notice period. The CEO and Executive KMP must provide up to 12 months’ notice for voluntary resignation.
Approach to recruitment and promotion
For external candidates that are appointed Executive KMP, the Committee may determine that it is appropriate to provide additional cash and/or equity components to replace any remuneration forfeited or not received from a former employer. It is anticipated any foregone equity awards would be replaced by equity. The value of the replacement remuneration would not be any greater than the fair value of the awards foregone or not received (as determined by the Committee’s independent adviser). The Committee would determine appropriate service conditions and performance conditions within BHP’s remuneration framework, taking into account the conditions attached to the foregone awards. The Committee is mindful of limiting such payments and not providing any more compensation than is necessary. For any internal Executive KMP appointment, any entitlements provided under former arrangements will be honoured and remain on foot according to their existing terms.
2.3    Potential remuneration outcomes
The Committee recognises market forces influence remuneration practices and it strongly believes the fundamental driver of remuneration outcomes should be performance. It also believes that overall remuneration should be fair to the individual, and remuneration levels should accurately reflect the CEO’s and other Executive KMP’s responsibilities and contributions, while aligning with the expectations of our shareholders and considering the positioning and relativities of pay and employment conditions across the wider BHP workforce.
The amount of remuneration actually received each year depends on the achievement of business and individual performance that generate sustained shareholder value. Before deciding on the final incentive outcomes for the CEO and other Executive KMP, the Committee first considers the achievement of pre-determined
performance conditions. The Committee then applies its overarching discretion to determine what it considers to be a fair and commensurate remuneration level in order to decide if the outcome should be reduced. In this way, the Committee believes it can set a remuneration level for the CEO and other Executive KMP that is sufficient to incentivise and is also fair and commensurate with shareholder expectations and prevailing market conditions.
The diagram below provides the scenarios for the potential total remuneration of the CEO and other Executive KMP at different levels of performance.

Minimum
: consists of fixed remuneration, which comprises base salary, pension contributions (10 per cent of base salary) and other benefits (notional 10 per cent of base salary), details of which are set out in 5.1 KMP remuneration table.
Target
: consists of fixed remuneration, target CDP (a cash award of 80 per cent of base salary plus two awards of deferred shares each of equivalent value to the cash award, vesting in two and five years, respectively) and target LTIP. The LTIP target value in the chart above is based on the fair value of the award, which is 41 per cent of the face value of 200 per cent of base salary for the CEO and 175 per cent for other Executive KMP. The potential impact of future share price movements is not included in the value of deferred CDP awards or LTIP awards.

Maximum
: consists of fixed remuneration, maximum CDP (a cash award of 120 per cent of base salary plus two awards of deferred shares each of equivalent value to the cash award, vesting in two and five years respectively), and maximum LTIP (in the chart above based on the face value of 200 per cent of base salary for the CEO and 175 per cent for other Executive KMP). The potential impact of future share price movements is not included in the value of deferred CDP awards or LTIP awards.
The maximum opportunity represented above is the most that could potentially be paid for each remuneration component. It does not reflect any intention by the Group to award that amount. In determining the maximum remuneration opportunity, the Committee reviews relevant benchmarking data and industry practices and believes the maximum remuneration opportunity is appropriate.
3    Remuneration for the CEO and other Executive KMP
3.1    FY2022 remuneration received by the CEO
The table below is a voluntary
non-statutory
disclosure of the remuneration received by the CEO during FY2022 and FY2021. This table is unaudited and differs from the audited remuneration calculated in accordance with the Australian Accounting Standards (refer to 5.1 KMP remuneration table and in Financial Statements note 25 Employee share ownership plans).
The difference between the disclosure in the table below and remuneration calculated in accordance with Australian Accounting Standards relates to the CDP and LTIP. The remuneration calculated in accordance with Australian Accounting Standards require the fair value of the CDP and LTIP to be calculated at the time of grant and to be amortised over the relevant vesting periods regardless of the performance outcome. This may not reflect what the executive receives. In the table below, the CDP and LTIP values relate to the performance outcomes and actual amount received each year under the CDP (i.e. against the CDP scorecard) and the LTIP (i.e. the LTIP vesting outcome).
This table is designed to provide greater transparency for shareholders on the remuneration for the CEO during FY2022 and FY2021 as it has a stronger link to performance, with the CDP and LTIP included below representing those amounts that have been received as a consequence of satisfying performance conditions in the relevant financial year.
Details of the components of remuneration are contained in 2.2 Remuneration framework operation and the values in the table are explained further in the notes below.

US$(’000)		Base salary	Benefits 1	Pension 2	CDP 3	LTIP 4	Total
Mike Henry	FY2022	1,700	168	170	3,917	8,712	14,667
	FY2021	1,700	120	170	4,692	7,939	14,621

1
Benefits are
non-pensionable
and include net movements in leave balances, private family health insurance, spouse business-related travel, car parking, fringe benefits tax and personal tax return preparation in required countries.

2	Mike Henry’s FY2022 and FY2021 pension contributions were provided based on 10 per cent of base salary.

3
The values shown are the full CDP value (cash and deferred equity) earned as a consequence of performance during FY2022 and FY2021. The FY2022 CDP award will be provided one-third
in cash in September 2022 and
two-thirds
in deferred equity, with
one-third
due to vest in FY2025 and
one-third
due to vest in FY2027 (on the terms of the CDP). The FY2021 CDP award was provided one-third
in cash in September 2021 and
two-thirds
in deferred equity, with
one-third
due to vest in FY2024 and
one-third
due to vest in FY2026 (on the terms of the CDP).

4
Mike Henry’s LTIP award values for FY2022 and FY2021 (refer below) are based on the full awards he received in 2017 and 2016 respectively when he was President Operations, Minerals Australia (prior to becoming and with no proration applied for time as CEO), and 100 per cent of the awards vesting. For FY2022 the LTIP award value is calculated on the average share price for the month of July 2022 (which will be updated for the actual share price on the vesting date in the 2023 Remuneration Report); whereas the LTIP award value for FY2021 was calculated on the actual share price on the vesting date.

A revised remuneration framework took effect from 1 July 2019 and significantly reduced the LTIP grant size for the CEO from 400 per cent of base salary (on a face value basis) to 200 per cent and a rebalancing to a CDP award with a long-term focus. As a result, the remuneration for Mike Henry reported above reflects the transition to this structure and includes the full amounts of the CDP award earned during FY2022 and FY2021 (i.e. irrespective that some elements of the CDP award are deferred) together with the full amounts of the pre-existing
LTIP awards vesting at the end of FY2022 and FY2021 which were granted in 2017 and 2016, respectively (i.e. when the LTIP award size was double the current grant size).
Had the current remuneration framework been in place when Mike’s 2017 and 2016 LTIP awards were granted and a reduced size awarded, the reported LTIP values would have been US$4.356 million for FY2022 and US$3.970 million for FY2021 (instead of US$8.712 million and US$7.939 million in the table above). The reported total remuneration would have therefore been US$10.311 million for FY2022 and US$10.652 million for FY2021 (instead of US$14.667 million and US$14.621 million in the table above).

CEO pay ratio
The FY2022 CEO pay ratio, calculated using the reported total fixed and variable remuneration above for the CEO, and compared to the median remuneration for all of our employees worldwide was 123:1 (FY2021 – 130:1). The remuneration calculation for all employees is based on actual earnings for the 12 months to 31 March 2022, including annual incentive payments for employees calculated using the Group performance outcome, and vested equity received if applicable. Pension contributions are calculated as the total cost of contributions made by the Group over the
12-month
period. Employees on international assignments have been excluded from the analysis as their remuneration structures are generally not consistent with the remuneration received by the CEO as noted in the table above.
The FY2022 ratio of 123:1 at the median compared to the FY2021 ratio of 130:1 reflects the proportion of the CEO’s pay being more heavily weighted to variable pay, including share-based long-term incentives, than for other employees. The change from FY2021 to FY2022 is driven by a lower FY2022 CDP outcome of 96 per cent (FY2021: 115 per cent) for the CEO, a higher value of the CEO’s vested LTIP award in FY2022 compared to FY2021 and an increase in the median remuneration for all of our employees worldwide.
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
3.2    FY2022 CDP performance outcomes
The Board and the Committee assessed the Executive KMP’s CDP outcomes in light of the Group’s performance in FY2022 and took into account performance against the measures in each Executive KMP’s CDP scorecard. For the CEO, the Board and the Committee determined a CDP outcome for FY2022 at 96 per cent against the target of 100 per cent (which represents an outcome of 64 per cent against maximum). The Board and Committee believe this outcome is appropriately aligned with the shareholder experience and the interests of the Group’s other stakeholders.
The CEO’s CDP scorecard outcome for FY2022 is summarised in the following tables, including a narrative description of each performance measure and the CEO’s level of achievement, as determined by the Committee and approved by the Board. The level of performance for each measure is determined based on a range of threshold (the minimum necessary to qualify for any reward outcome), target (where the performance requirements are met), and maximum (where the performance requirements are significantly exceeded).
Summary of outcomes for the CEO

HSEC
The HSEC targets for the CEO are aligned to the Group’s 2030 public sustainability goals. As it has done for several years, when assessing HSEC performance against the scorecard targets, the Committee seeks guidance from the Sustainability Committee. The Committee has taken a holistic view of Group performance in critical areas, including considering any additional matters outside the scorecard targets that the Sustainability Committee has provided and considers relevant.
The performance commentary below is provided against the HSEC scorecard targets, which were set on the basis of operated assets only.

HSEC measures	Scorecard targets	Performance against scorecard targets	Measure outcome
Significant events	No significant (actual level 4) health, safety (including fatalities), environment or community events during the year.
•   There were no fatalities or other significant HSEC events during FY2022 at operated assets.

•   In addition, for a maximum outcome to be awarded, strong progress was required on the development and implementation of controls in relation to the Fatality Elimination Program, sexual harassment and cultural heritage, and this was achieved in relation to the Fatality Elimination Program and cultural heritage for FY2022. While we continued to make progress on the implementation of our actions to eliminate sexual harassment during FY2022, we have more to do in FY2023.
Between target and maximum.

Climate change
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

•   For FY2022, we improved on our operational GHG emissions target of 14.6Mt, with an outcome of 12.5Mt
1
, which was greater than 10% below the target (i.e. required for maximum).

•   Each region presented 90% of GHG reduction projects schedules and adaptation plans, updated for material changes, which were incorporated in the planning process. The completion of early stage development studies that contributed to the Group’s medium term target and financial and economic evaluation of physical climate change risks and adaptation measures (i.e. both required for maximum) was largely completed, with work continuing into FY2023.

•   During the year, we commenced Phase 1 work for each of the three strategic Memorandum of Understandings (MOUs) signed with steel customers in FY2021 (China Baowu (China), JFE Steel Corporation (Japan) and HBIS Limited (China)), including the commencement and delivery of work plans for each partnership. An additional steelmaking partnership MOU was signed with POSCO (South Korea) in October 2021, a new customer partnership was signed focussed on plant trials with Zenith Steel (China), and a review of BHP Scope 3 goals and methodology was completed. An industrial scale sinter plant emission reduction trial (i.e. required for maximum) was commenced with Zenith Steel in May 2022 relating to the optimisation stage of steel decarbonisation.
Between target and maximum.

Management of priority tailings storage facilities (TSFs)	All priority TSFs are assessed based on key risk indicator data, and are either within appetite or continued operation outside appetite is approved with remediation progressing to plan.
•   All priority TSFs are within appetite based on key risk indicator data or continued operation outside appetite is approved with remediation progressing to plan.

•   We have continued improving our key risk indicator performance with 85% of all key risk indicators for priority TSFs rated either on target or less risk being taken than target, against a target of 85% and 90% required for maximum.
Target.
The outcome against the HSEC measure for FY2022 was 31 per cent out of the target of 25 per cent.

1
As reported to the Sustainability Committee and Remuneration Committee meetings in early August 2022 and considered for the purposes of determining FY2022 CDP outcomes. The GHG emissions for FY2022 are subject to third-party verification.

Financial
ROCE is underlying profit after taxation (excluding after-taxation finance costs and exceptional items) divided by average capital employed. ROCE is the key financial measure against which CDP outcomes for our senior executives are measured and is, in our view, a relevant measure to assess the financial performance of the Group for this purpose. While ROCE excludes exceptional items, the Committee reviews each exceptional item to assess if it should be included in the result when determining the ROCE CDP outcome.
When we are assessing management’s performance, we make adjustments to the ROCE result to allow for changes in commodity prices, foreign exchange movements and other material items (from the levels assumed in setting the targets) to ensure the assessment appropriately measures outcomes that are within the control and influence of the Group and its executives. Of these, changes in commodity prices have historically been the most material due to volatility in prices and the impact on Group revenue and ROCE. As it has done for several years, the Committee seeks guidance each year from the Risk and Audit Committee when assessing financial performance against scorecard targets.

Financial measure	Scorecard targets	Performance against scorecard targets	Measure outcome
ROCE
For FY2022, the target for ROCE was 38.1%, with a threshold of 33.5% and a maximum of 42.0%.

Achievement of the ROCE target will result in a target CDP outcome. The ROCE target considers the upside opportunities and downside risks inherent in BHP’s businesses, and is an outcome that the Committee believes would be a level of performance that shareholders would view positively. The maximum and threshold are an appropriate range of ROCE outcomes, given the upside opportunities and downside risks, that represent an upper limit of stretch outperformance that would represent the maximum CDP award, and a lower limit of underperformance below which no CDP award should be made.

The performance range around target is subject to a greater level of downside risk than there is upside opportunity, mainly due to physical and regulatory asset constraints. Accordingly, the range between threshold and target is somewhat greater than that between target and maximum. For maximum, the Committee takes care not to create leveraged incentives that encourage executives to push for short-term performance that goes beyond our risk appetite and current operational capacity.

The Committee retains, and has a track record of applying, downward discretion (but not upwards discretion) to ensure the CDP outcome is appropriately aligned with the overall performance of the Group for the year, and is fair and equitable to management and shareholders.

ROCE of 48.7% was reported by BHP for FY2022. Adjusted for the factors outlined below, ROCE is 36.3%, which is below target. The following adjustments were made to ensure the outcomes appropriately reflect the performance of management for the year:

•   The full elimination of the impacts of positive movements in commodities prices and exchange rates decreased ROCE by 6.9 percentage points.

•   Adjustments for other material items made to ensure the outcomes reflect the performance of management for the year decreased ROCE by 5.5 percentage points. This was mainly due to the elimination of the positive effect on reported ROCE outcomes of lower depreciation and lower asset values in the closing balance sheet due to the merger of the Petroleum business with Woodside and the sale of our interest in BMC. This downwards adjustment was necessary to ensure the basis of the ROCE outcome for CDP purposes was the same as the basis upon which Petroleum and our interest in BMC were included in the ROCE target for FY2022.

•   Having reviewed the FY2022 exceptional items (as described in Financial Statements note 3 Exceptional items), the Committee determined these should not be considered for the purposes of determining the FY2022 ROCE CDP outcome and that no further action was required in respect of exceptional items.

The key drivers of the FY2022 ROCE outcome of 36.3% being below the target for FY2022 of 38.1% set at the commencement of the year were:

•   In Minerals Australia, production volumes were lower than expected mainly driven by labour and supply constraints across most assets associated with
COVID-19,
delays in the ramp up of South Flank at Western Australian Iron Ore, labour availability issues and interrupted autonomous haulage rollout at BMA, and the longer than planned duration of the smelter maintenance campaign at Olympic Dam. In addition, input prices were higher across all assets.
Below target.

•   In Minerals Americas, in addition to unplanned maintenance and higher input prices at all assets, production volumes were impacted by lower than expected recoveries at Pampa Norte due to plant design issues related to the Spence Growth Option and higher clay content, and lower than expected copper concentrator feed grade at Escondida.

•   In Petroleum, despite achieving planned production, sales volumes were lower than expected due to unfavourable timing, partly offset by better than expected cost performance.

The outcome against the ROCE measure for FY2022 was 40 per cent out of the target of 50 per cent.

Individual measures for the CEO
Individual measures for the CEO are determined at the commencement of the financial year. The application of personal measures remains an important element of effective performance management. These measures seek to provide a balance between the financial and non-financial
performance requirements that maintain our position as a leader in our industry. The CEO’s individual measures for FY2022 included contribution to BHP’s overall performance and the management team, and the delivery of projects and initiatives within the scope of the CEO role as specified by the Board, as set out in the table below.

Individual measures	Individual scorecard targets	Performance against scorecard targets	Measure outcome
Social value	Deliver a successful Say on Climate outcome at the 2021 AGMs.	• The Climate Transition Action Plan/Say on Climate was successfully approved at the 2021 AGMs with 85% of votes in favour.	Target.

Deliver an external update on BHP’s embedment and measurement of Social Value.
•   A Social Value Framework (SVF) was developed and approved by the Board in October 2021 and subsequently deployed across BHP. In June 2022, the SVF was presented to our workforce as well as externally via an investor roundtable, and both internal and external engagements were received positively.

People	Increase in female participation by three percentage points.	• Female participation increased in FY2022 by 2.5 percentage points to 32.3% at 30 June 2022, compared to 29.8% at 30 June 2021.	Below target.

Engagement and Perception Survey (EPS) improvement survey on survey over the year and substantively improve lower performing teams.
•   While most of our people continue to feel safe, engaged and enabled, our EPS results declined marginally in FY2022. The EPS results of lower performing teams were, on average, similar in FY2022 compared to the prior year, even though a number of lower performing teams did show improvement.

Performance	>90% of BHP Operating System (BOS) deployments on track, Operational Excellence Indicator (OEI) > 40 at 75% of sites at end of deployment, and > 75% improving OEI improving assessment-on-assessment
for other sites.
•   94% of BOS deployments are on track according to plan. 88% of BOS sites at the end of deployment achieved an OEI score above the target of 40 (with an average OEI score of 43). 91% of sites already in deployment recorded an assessment-on-assessment
improvement over FY2022.
Slightly above target.

Enable the data strategy and associated value creation through transforming data accuracy, consistency and access.
•   The data strategy has been reinforced to enable value creation through transformation of data accuracy, consistency and cloud-native access. We have also established a data analytics operating model which retains capabilities in the assets and functions whilst enabling standards and tool replication across the Group to remove duplication, and migrated 1SAP and an additional 78 applications to the cloud to unlock enhanced performance and enhance cybersecurity.

Portfolio	Progress the strategic review activities with respect to Petroleum, our interest in BMC and New South Wales Energy Coal as approved by the Board.
•   We made strong progress on strategic review activities as approved by the Board, including the merger of our Petroleum business with Woodside (completed in June 2022), and the divestments of our interests in Cerrejón (completed in January 2022) and BMC (completed in May 2022). In June 2022, we announced that we will retain New South Wales Energy Coal and will seek approval to continue mining through to cessation of operations in FY2030.
Slightly above target.

	Additional nickel and copper search spaces captured.	• While we secured additional investments in nickel and copper projects, the public offer made for Noront Resources (nickel) was unsuccessful.

Continued maturation of the innovation and venture business units.
•   Our pursuit of innovation has progressed, with 60 innovation concepts generated for evaluation in FY2022. Strong progress also continues across ventures, with 9 investments executed during FY2022, while ventures also supported market intelligence in our strategic evaluations of new products and processes.

Overall, it was considered the performance of the CEO against the individual measures for FY2022 had met expectations and warranted an outcome aligned to the target of 25 per cent.
The CDP performance measures for other Executive KMP for FY2022 are similar to those of the CEO outlined above. However, for the other Executive KMP, the weighting of each performance measure will vary to reflect the focus required from each Executive KMP role. As with the CEO, individual performance measures are determined at the start of the financial year. These include the other Executive KMP’s contribution to the delivery of projects and initiatives within the scope of their role and the overall performance of the Group. Individual performance of other Executive KMP was reviewed against these measures by the Committee and, on average, were considered to have met expectations and warranted an outcome aligned with target.

The diagram below represents the FY2022 CDP weightings and outcomes against the original scorecard for other Executive KMP.

3.3    FY2022 LTIP performance outcomes
The five-year performance period for the 2017 LTIP award for relevant Executive KMP ended on 30 June 2022. Vesting is subject to achievement of the relative TSR performance conditions and any discretion applied by the Committee (refer to 3.4 Overarching discretion and vesting underpin).
For the 2017 LTIP award to vest in full, BHP’s TSR over the performance period from 1 July 2017 to 30 June 2022 must be at or exceed the 80th percentile of the Sector Group TSR and the World TSR. TSR includes returns to BHP shareholders in the form of share price movements along with dividends paid and reinvested in BHP (including cash and in-specie
dividends).
BHP’s TSR performance was positive 181.7 per cent over the five-year period from 1 July 2017 to 30 June 2022. This is above the 80th percentile of the Sector Group TSR of positive 168.7 per cent and above the 80th percentile of the World TSR of positive 128.8 per cent over the same period. This level of performance results in 100 per cent vesting for the 2017 LTIP award. The value of the CEO’s vested 2017 LTIP award has been reported in 3.1 FY2022 remuneration received by the CEO.
The graph below shows BHP’s performance relative to comparator groups.

The value of the vested 2017 LTIP award is higher than the value of the award at the time it was granted. With the share price having risen appreciably during the five-year period and strong dividends, 44 per cent of the value realised is due to the value at the time the awards were granted and 56 per cent is due to share price appreciation and dividends. This value increment due to share price appreciation and dividends is consistent with the experience of shareholders over the period.
3.4    Overarching discretion and vesting underpin
The rules of the CDP and LTIP and the terms and conditions of the awards provide the Committee with an overarching discretion to reduce the number of awards that will vest, notwithstanding that the performance condition or the relevant service conditions have been met.
This overarching discretion is a holistic, qualitative judgement and is applied as an underpin test before final vesting is confirmed. It is an important risk management tool to ensure vesting is not simply driven by a formula or the passage of time that may give unexpected or unintended remuneration outcomes.
The Committee considers its discretion carefully each year ahead of the scheduled vesting of CDP and LTIP equity awards in August. It considers performance holistically over the five-year period, including a five-year ‘look back’ on HSEC performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct. For the five years from FY2018 to FY2022, the Committee noted BHP’s continued improvement in HSEC outcomes, strong operational performance with improving production and cost performance, and significant returns to shareholders, together with no governance or conduct issues of note.
Firstly, in respect of the vesting of CDP
two-year
deferred shares (granted in November 2020 in respect of performance in FY2020), the Committee chose not to exercise its discretion and allowed the CDP awards to vest in full.
Secondly, in respect of the vesting of the 2017 LTIP five-year performance shares, the formulaic outcome of the 2017 LTIP was 100 per cent vesting. Having undertaken the ‘look back’ review described above, the Committee concluded the vesting outcome was appropriate given Group and individual performance, and chose not to exercise its discretion and allowed 100 per cent of the LTIP awards to vest. There is no upwards discretion available to the Committee in respect of the LTIP and the overarching discretion may only reduce the number of awards that may vest.

3.5    Sign-on
performance shares
David Lamont joined BHP as Chief Financial Officer on 1 December 2020. David left his former employer, CSL Limited (CSL), a major Australian company listed on the Australian Stock Exchange, on 30 October 2020. As a consequence of his resignation, certain CSL incentive awards, which were expected to have been paid or vested in 2021 and beyond, were foregone. Replacement BHP awards were provided in accordance with BHP’s remuneration framework. In accordance with that policy, remuneration that David forfeited or did not receive as a consequence of leaving CSL to join BHP was partly replaced with 86,279 performance shares (i.e. 77,000 awards granted plus 9,279 additional uplift awards allocated as part of the merger of the Petroleum business with Woodside) and the Committee determined appropriate service and performance conditions.
The performance conditions were a holistic assessment of underlying financial performance of BHP and personal performance of David during the vesting period. At the time of grant, the target was 80 per cent vesting of awards, with a maximum of 100 per cent and a minimum of zero.
The service condition was satisfied and the Committee assessed the performance condition over the relevant performance period (1 December 2020 to 30 June 2022). The Committee considered BHP’s TSR, the CDP finance measure outcomes and David’s personal performance (with guidance on this assessment from the CEO).
In particular, the Committee considered the following information over the relevant period:

•	BHP’s relative TSR performance was slightly above the weighted median of BHP’s sector peers

•	BHP’s financial performance, as measured by the CDP finance measure outcomes, was slightly below target

•	the CEO’s view that David had performed in line with expectations in his role
The Committee exercised its discretion and determined to vest 80 per cent or 69,023 of the performance shares. The awards which will not vest will instead lapse. A holding lock will apply to the vested shares until August 2023, at which time they will be released to David. Should David voluntarily resign or retire during the holding lock period, or be terminated for cause, the shares subject to the holding lock will be forfeited.
3.6    LTIP allocated during FY2022
Following shareholder approval at the 2021 AGMs, 107,183 LTIP awards (in the form of performance rights) were granted to the CEO on 23 November 2021. The face value of the CEO’s award was 200 per cent of his base salary of US$1.700 million at the time of grant. The fair value of the awards is ordinarily calculated by multiplying the face value of the award by the fair value factor of 41 per cent (for the current plan design, as determined by the independent adviser to the Committee).
The 107,183 LTIP awards for the CEO was determined based on the US$ face value of the LTIP awards of US$3.400 million and calculated using the average share price and US$/A$ exchange rate over the 12 months up to and including 30 June 2021. LTIP awards granted to other Executive KMP during FY2022 were calculated on the same basis as described above for the CEO, except that awards for other Executive KMP had a face value of 175 per cent of base salary.
In addition to the LTIP terms set out in 2.2 Remuneration framework operation, the Committee has determined the following terms for the 2021 LTIP:

Performance period	• 1 July 2021 to 30 June 2026

Performance conditions
•   An averaging period of six months will be used in the TSR calculations.

•   BHP’s TSR relative to the weighted median TSR of sector peer companies selected by the Committee (Sector Group TSR) and the MSCI World Index (World TSR) will determine the vesting of 67% and 33% of the award, respectively.

•   Each company in the sector peer group is weighted by market capitalisation. The maximum weighting for any one company is 25% and the minimum is set at 0.4% to reduce sensitivity to any single sector peer company.

•   For the whole of either portion of the award to vest, BHP’s TSR must be at or exceed the weighted 80th percentile of the Sector Group TSR or the World TSR (as applicable). Threshold vesting (25% of each portion of the award) occurs where BHP’s TSR equals the weighted 50th percentile (i.e. the median) of the Sector Group TSR or the World TSR (as applicable). Vesting occurs on a sliding scale between the weighted 50th and 80th percentiles.

Sector peer group companies (1)
•   Resources (85%): Anglo American, Fortescue Metals, Freeport-McMoRan, Glencore, Rio Tinto, Southern Copper, Teck Resources, Vale.

•   Oil and gas (15%): Apache, BP, Canadian Natural Res., Chevron, ConocoPhillips, Devon Energy, EOG Resources, ExxonMobil, Occidental Petroleum, Shell, Woodside.

1	From November 2018, CONSOL Energy was removed from the sector comparator group, as due to its internal restructuring it had become a less comparable peer.

3.7     FY2023 remuneration for the CEO and other Executive KMP
The remuneration for the CEO and other Executive KMP in FY2023 will be in accordance with 2.2 Remuneration framework operation.
Base salary review
Base salaries are reviewed annually and increases are applicable from 1 September. The CEO commenced in the role on 1 January 2020 and did not receive a base salary increase in FY2021 or FY2022. The Board and the Committee have assessed the CEO and other Executive KMP’s performance and determined that, as of 1 September 2022:

•
The CEO’s and other Executive KMP’s base salaries will increase by 3 per cent following a review by the Committee of the external market demand for senior executive talent and updated benchmarking. The Committee considers the increases modest in this context, as well as being below the median salary increase applied for other BHP employees of approximately 4 per cent.

•
In addition, having reviewed Ragnar Udd’s performance and development in role since appointment in November 2020, including the dynamic context and growing importance of the Americas region to the Group, the Committee provided an additional increase of 6 per cent increase in base salary (i.e. 9 per cent in total).

The CEO’s and other Executive KMP’s base salaries will be kept under review in future years to ensure they remain competitive.
FY2023 CDP performance measures
For FY2023, the Board and the Committee have set the following CDP scorecard performance measures for the CEO. The weighting of each performance measure and specific individual performance measures will vary for other Executive KMP to reflect the focus required from each of them in their role:

Performance categories	Weighting	Target measures
Safety and Sustainability	25%
The following Safety and Sustainability (previously HSEC) performance measures are designed to incentivise achievement of the Group’s public goals.

Significant events (10%): No significant (actual level 4) health, safety (including fatalities), environment or community events during the year. Achievement of sexual harassment and Fatality Implementation Program FY2023 deliverables.

Climate change (10%): FY2023 GHG emissions targets met, aligned with progress towards the 2030 medium term target. A majority of planned decarbonisation projects are presented for tollgates or milestones as scheduled. Progress Memorandum of Understanding commitments with steel customers.

Indigenous partnerships (5%): Achieve uplift in Indigenous, Traditional Owner and First Nations vendor procurement. Planned progress on Indigenous employment/participation targets. Release revised Global Indigenous Peoples Strategy.

Financial	50%	ROCE is underlying profit after taxation (excluding after-taxation finance costs and exceptional items) divided by average capital employed. When assessing management’s performance, adjustments are made to the ROCE result to allow for changes in commodity prices, foreign exchange movements and other material items to ensure the assessment appropriately measures outcomes that are within the control and influence of the Group and its executives. For reasons of commercial sensitivity, the target for ROCE is not disclosed in advance.
Individual	25%
The CEO’s individual measures for FY2023 comprise the contribution to BHP’s overall performance and the management team and the delivery of projects and initiatives within the scope of the CEO role as set out by the Board. These include projects and initiatives in respect of social value, people, performance and portfolio.

These performance measures are aligned with medium and long-term strategy aspirations that are intended to drive long-term value for shareholders and other stakeholders, and the Board considers a 25% weighting in the CDP to be appropriate for these important elements.

Individual performance measures for other Executive KMP similarly contribute to the delivery of projects and initiatives within the scope of their role and BHP’s overall performance.

FY2023 LTIP award
The maximum face value of the CEO’s FY2023 LTIP award under the remuneration framework is US$3.500 million, being 200 per cent of the CEO’s base salary at the time of grant. The number of LTIP awards in FY2023 has been determined using the share price and US$/A$ exchange rate over the 12 months up to and including 30 June 2022 (adjusted to eliminate the value of the in-specie
dividend distributed in connection with the merger of BHP’s Petroleum business with Woodside from the daily BHP Group Limited share prices between 1 July 2021 to 31 May 2022). Based on this, a FY2023 grant of 118,853 LTIP awards is proposed and approval for this LTIP grant will be sought from shareholders at the 2022 AGM. If approved, the award will be granted following the AGM (i.e. in or around November 2022, subject to securities dealing considerations). The FY2023 LTIP award will use the same performance and service conditions as the FY2022 LTIP award, except that the MSCI World Metals and Mining Index will replace the sector group companies comparator group, due to the merger of the Petroleum business with Woodside. Accordingly, the FY2023 LTIP award will use the following comparator groups: the new MSCI World Metals and Mining Index and the existing MSCI World Index, which will determine the vesting of 67 per cent and 33 per cent of the award, respectively.
LTIP awards granted to other Executive KMP during FY2023 will be calculated on the same basis as described above for the CEO, except that awards for other Executive KMP will have a maximum face value of 175 per cent of base salary.
4    Remuneration for
Non-executive
Directors
Our remuneration framework for
Non-executive
Directors aligns with the Australian Securities Exchange Corporate Governance Council’s Principles and Recommendations (4
th
Edition).
4.1    Remuneration framework
The following table shows the components for
Non-executive
Directors’ remuneration.
Non-executive
Directors are not eligible to participate in any CDP or LTIP awards.

	Fees	Benefits
Purpose and link to strategy	Competitive fees are paid in order to attract and retain high-quality individuals, and to provide appropriate remuneration for the role undertaken. Fees are set at a competitive level based on benchmarks and advice provided by external advisers.	Competitive benefits are paid in order to attract and retain high-quality individuals and adequately remunerate them for the role undertaken, including the considerable travel burden.

Remuneration components
The Chair is paid a single fee for all responsibilities.
Non-executive
Directors are paid a base fee and relevant committee membership fees. Committee Chairs and the Senior Independent Director are paid an additional fee to reflect their extra responsibilities.

All fee levels are reviewed annually and any changes are ordinarily effective from 1 July.

Fee levels reflect the size and complexity of the Group and the geographies in which the Group operates. The economic environment and the financial performance of the Group are taken into account. Consideration is also given to salary reviews across the rest of the Group.

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

As a consequence of our prior dual listed company structure,
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

Letters of appointment
The Board has adopted a letter of appointment that contains the terms on which
Non-executive
Directors will be appointed, including the basis upon which they will be indemnified by the Group. The Board has adopted a policy under which all
Non-executive
Directors must seek
re-election
at the AGM each year. As a result of requiring
re-election
each year,
Non-executive
Directors do not have a fixed term in their letter of appointment.
The maximum aggregate fees payable to
Non-executive
Directors (including the Chair) were approved by shareholders at the 2008 AGMs at US$3.800 million per annum. This sum includes base fees, Committee fees and pension contributions. Travel allowances and non-monetary
benefits are not included in this limit.
Payments on early termination or loss of office
There are no provisions in any of the
Non-executive
Directors’ appointment arrangements for compensation payable on early termination of their directorship. A
Non-executive
Director may resign on reasonable notice. No payments are made to
Non-executive
Directors on loss of office.
4.2    Non-executive
Directors’ remuneration in FY2023
In FY2023, the remuneration for the
Non-executive
Directors will be paid in accordance with the remuneration framework set out above. Fee levels for the
Non-executive
Directors and the Chair are reviewed annually. The review includes benchmarking against peer companies, with the assistance of external advisers.
From 1 July 2017, the Chair’s annual fee was reduced by approximately 8 per cent from US$0.960 million to US$0.880 million and will remain at that level for FY2023. This fee reduction was in addition to the reduction of approximately 13 per cent from US$1.100 million to US$0.960 million effective 1 July 2015. Base fee levels for
Non-executive
Directors will remain at the reduced levels that took effect from 1 July 2015, at which time they were reduced by approximately 6 per cent from US$0.170 million to US$0.160 million per annum.
The below table sets out the annualised total remuneration and total fixed fees for FY2023, which remain unchanged from FY2022.

Levels of fees and travel allowances for Non-executive Directors (in US$)	From 1 July 2022
Base annual fee	160,000

Plus additional fees for:
Senior Independent Director	48,000

Committee Chair:
Risk and Audit	60,000
Remuneration	45,000
Sustainability	45,000
Nomination and Governance	No additional fee

Committee membership:
Risk and Audit	32,500
Remuneration	27,500
Sustainability	27,500
Nomination and Governance	18,000

Travel allowance: 1
Greater than 3 but less than 10 hours	7,000
10 hours or more	15,000

Chair’s fee	880,000

1	In relation to travel for Board business, the time thresholds relate to the flight time to travel to the meeting location (i.e. one way flight time). Only one travel allowance is paid per round trip.

5    Statutory KMP remuneration and other disclosures
5.1    KMP remuneration table
The table below has been prepared in accordance with relevant accounting standards. Remuneration data for KMP are for the periods of FY2021 and FY2022 that they were KMP. More information on the framework and operation of each element of remuneration is provided earlier in this Report.

Share-based payments
The figures included in the shaded columns of the statutory table below for share-based payments were not actually provided to the Executive KMP including the CEO during FY2022 or FY2021. These amounts are calculated in accordance with accounting standards and are the amortised IFRS fair values at grant date of equity and equity-related instruments that have been granted to the executives. For information on awards that were allocated and vested during FY2022 and FY2021, refer to 5.2 Equity awards.

			Short-term benefits			Post- employment benefits	Share-based payments
US$(‘000)	Financial year	Base salary / Fees 1	Annual cash incentive 2	Non-monetary benefits 3	Other benefits 4	Retirement benefits 5	Value of CDP/STIP awards 2, 6	Value of LTIP awards 6	Total
Executive Director
Mike Henry	FY2022	1,700	1,306	168	–	170	1,890	2,297	7,531
	FY2021	1,700	1,564	120	–	170	1,487	2,315	7,356
Other Executive KMP
Edgar Basto	FY2022	950	646	45	–	95	698	786	3,220
	FY2021	950	866	60	–	95	432	839	3,242
Peter Beaven 7	FY2021	417	400	39	–	83	876	787	2,602
David Lamont	FY2022	950	730	37	300	95	615	1,754	4,481
	FY2021	554	510	42	–	55	167	935	2,263
Daniel Malchuk 7	FY2021	333	307	23	–	67	765	620	2,115
Geraldine Slattery	FY2022	850	700	–	695	128	1,019	856	4,248
	FY2021	800	800	25	–	160	777	930	3,492
Ragnar Udd	FY2022	850	653	32	–	85	576	676	2,872
	FY2021	567	521	49	420	57	190	483	2,287
Non-Executive Directors
Terry Bowen	FY2022	248	–	–	32	15	–	–	295
	FY2021	219	–	–	4	12	–	–	235
Malcolm Broomhead	FY2022	165	–	–	31	12	–	–	208
	FY2021	195	–	–	3	10	–	–	208
Ian Cockerill	FY2022	233	–	–	61	–	–	–	294
	FY2021	220	–	–	–	–	–	–	220
Xiaoqun Clever 8	FY2022	193	–	–	18	–	–	–	211
	FY2021	144	–	–	–	–	–	–	144
Anita Frew 9	FY2022	81	–	–	2	–	–	–	83
	FY2021	220	–	–	2	–	–	–	222
Gary Goldberg 3	FY2022	301	–	–	71	–	–	–	372
	FY2021	246	–	–	2	–	–	–	248
Michelle Hinchliffe 8	FY2022	64	–	–	30	–	–	–	94
Susan Kilsby 9	FY2022	69	–	–	16	–	–	–	85
	FY2021	220	–	–	1	–	–	–	221
Ken MacKenzie	FY2022	863	–	–	32	17	–	–	912
	FY2021	864	–	–	4	16	–	–	884
Lindsay Maxsted 9	FY2021	33	–	–	3	2	–	–	38
John Mogford	FY2022	234	–	–	17	–	–	–	251
	FY2021	215	–	–	2	–	–	–	217
Christine O’Reilly 8	FY2022	276	–	–	32	–	–	–	308
	FY2021	162	–	–	–	9	–	–	171
Catherine Tanna 8	FY2022	49	–	–	30	4	–	–	83
Shriti Vadera 9	FY2021	74	–	–	1	–	–	–	75
Dion Weisler 3	FY2022	191	–	–	32	14	–	–	237
	FY2021	178	–	–	1	9	–	–	188

1
Base salaries and fees shown in this table reflect the amounts paid over the
12-month
period from 1 July 2021 to 30 June 2022 for each Executive KMP and
Non-Executive
Director. There were no changes to Executive KMP base salaries during FY2022. The following
Non-Executive
Directors have received special exertion fees for additional or extra services they performed in FY2022 in connection with major transactions undertaken by the Group: in connection with the unification of BHP’s dual listed structure – Gary Goldberg received an additional fee of US$20,000 as Chair of the Transaction Committee and Ian Cockerill and Terry Bowen received US$12,500 each as members of the Transaction Committee; and in connection with the merger of the Petroleum business with Woodside – Christine O’Reilly received an additional fee of US$20,000 as Chair of the Transaction Committee and Terry Bowen and John Mogford received US$12,500 each as members of the Transaction Committee.

2
Annual cash incentive in this table is the cash portion of CDP awards earned in respect of performance during each financial year for each executive. CDP is provided one-third
in cash and
two-thirds
in deferred equity (which are included in the Share-based payments columns of the table). The cash portion of CDP awards is paid to Executive KMP in September of the year following the relevant financial year. The minimum possible value awarded to each individual is nil and the maximum is 360 per cent of base salary (120 per cent in cash and 240 per cent in deferred equity). For FY2022, Executive KMP earned the following CDP awards as a percentage of the maximum (the remaining portion has been forfeited): Mike Henry 64 per cent, Edgar Basto 57 per cent, David Lamont 64 per cent, Geraldine Slattery 69 per cent, and Ragnar Udd 64 per cent. Peter Beaven’s and Daniel Malchuk’s FY2021 CDP was paid in cash and prorated to reflect the period served until they ceased to be KMP on 30 November 2020 and 31 October 2020 respectively.

3
Non-monetary
benefits are
non-pensionable
and include items such as net leave accruals, private family health insurance, spouse business-related travel, car parking, fringe benefits tax and personal tax return preparation in required countries.

4
Other benefits are
non-pensionable
and for FY2022 include a
sign-on
cash award on commencement of employment for David Lamont representing compensation for remuneration that David forfeited or did not receive as a consequence of leaving CSL to join BHP in 2020; an encashment of annual leave entitlements under the US Annual Leave policy for Geraldine Slattery, together with a retention award for Geraldine to ensure her services were retained by BHP after the August 2021 announcement of the merger of the Petroleum business with Woodside; and in FY2021, a one-off
relocation allowance (with no trailing entitlements) provided to Ragnar Udd relating to his international relocation from Australia to Chile. The majority of the amounts disclosed for benefits for
Non-executive
Directors are usually travel allowances (amounts of between US$ nil and US$70,000 for FY2022) however, the
COVID-19
pandemic restricted
Non-executive
Director travel during FY2021 and FY2022. For FY2022, amounts of between US$ nil and US$4,000 are included in respect of tax return preparation; and amounts of between US$ nil and US$1,500 are included in respect of the reimbursement of the tax cost associated with the provision of taxable benefits.

5
Retirement benefits for each Executive KMP in FY2021 and FY2022 were 10 per cent of base salary as per the remuneration framework, with the exception of the retirement benefits reported for Geraldine Slattery of 15 per cent of base salary for FY2022 and the retirement benefits reported for Peter Beaven, Daniel Malchuk and Geraldine Slattery of 20 per cent of base salary for FY2021 in accordance with prior remuneration framework.
Non-Executive
Director fees are inclusive of minimum superannuation contributions of up to 10 per cent of remuneration for FY2022 in accordance with Australian superannuation legislation. No other pension contributions were paid.

6	The IFRS fair value of CDP and LTIP awards is estimated at grant date. Refer to Financial Statements note 25 Employee share ownership plans.

7	The remuneration reported for Peter Beaven and Daniel Malchuk reflects service as Executive KMP up to 30 November 2020 and 31 October 2020, respectively.

8
The FY2021 remuneration for Xiaoqun Clever and Christine O’Reilly relates to part of the year only, as they joined the Board on 1 October 2020 and 12 October 2020 respectively. The FY2022 remuneration for Michelle Hinchliffe and Catherine Tanna relates to part of the year only, as they joined the Board on 1 March 2022 and 4 April 2022 respectively.

9
The FY2022 remuneration for Anita Frew and Susan Kilsby relates to part of the year only, as they retired from the Board on 11 November 2021. The FY2021 remuneration for Lindsay Maxsted and Shriti Vadera relates to part of the year only, as they retired from the Board on 4 September 2020 and 15 October 2020 respectively.

5.2    Equity awards
The interests held by Executive KMP under the Group’s employee equity plans are set out in the table below. Each equity award is a right to acquire one ordinary share in BHP Group Limited upon satisfaction of the vesting conditions. Our mandatory minimum performance requirements for securities dealing governs and restricts dealing arrangements and the provision of shares on vesting or exercise of awards. No interests under the Group’s employee equity plans are held by related parties of Executive KMP.
Approval from BHP’s shareholders for the issue of equity awards to the CEO under the CDP and LTIP was obtained under ASX Listing Rule 10.14 at the 2021 AGM.
DEP applies to awards provided to Executive KMP under the CDP and LTIP as detailed in 2.2 Remuneration framework operation. No DEP is payable on MAP awards previously provided to Executive KMP.
Executive KMP received or will receive awards under the CDP, STIP and LTIP. The terms and conditions of CDP and LTIP awards, including the performance conditions, are described in 2.2 Remuneration framework operation.
BHP senior management who are not KMP receive awards under the MAP. While no MAP awards were granted to Executive KMP after becoming KMP, Edgar Basto, Geraldine Slattery and Ragnar Udd still hold MAP awards that were allocated to them prior to commencing their Executive KMP service.

Award type	Date of grant	At 1 July 2021	Granted	Uplift 1	Vested	Lapsed	At 30 June 2022	Award vesting date 2	Market price on date of:		Gain on awards (‘000) 5	DEP on awards (‘000)
									Grant 3	Vesting 4
Mike Henry
CDP	23-Nov-21	–	49,304	–	–	–	49,304	Aug 26	A$38.05	–	–	–
CDP	23-Nov-21	–	49,304	–	–	–	49,304	Aug 23	A$38.05	–	–	–
CDP	20-Oct-20	44,348	–	–	–	–	44,348	Aug 25	A$35.90	–	–	–
CDP	20-Oct-20	44,348	–	–	–	–	44,348	Aug 22	A$35.90	–	–	–
STIP	20-Nov-19	17,420	–	–	17,420	–	–	18 Aug 21	A$37.24	A$47.70	A$831	A$66
LTIP	23-Nov-21	–	107,183	–	–	–	107,183	Aug 26	A$38.05	–	–	–
LTIP	20-Oct-20	140,239	–	–	–	–	140,239	Aug 25	A$35.90	–	–	–
LTIP	20-Nov-19	153,631	–	–	–	–	153,631	Aug 24	A$37.24	–	–	–
LTIP	18-Dec-18	172,413	–	–	–	–	172,413	Aug 23	A$33.50	–	–	–
LTIP	24-Nov-17	218,020	–	–	–	–	218,020	Aug 22	A$27.97	–	–	–
LTIP	9-Dec-16	192,360	–	–	192,360	–	–	18 Aug 21	A$25.98	A$47.70	A$9,176	A$1,634
Edgar Basto
CDP	23-Nov-21	–	27,312	3,292	–	–	30,604	Aug 26	A$38.05	–	–	–
CDP	23-Nov-21	–	27,312	3,292	–	–	30,604	Aug 23	A$38.05	–	–	–
LTIP	23-Nov-21	–	52,409	6,316	–	–	58,725	Aug 26	A$38.05	–	–	–
LTIP	20-Oct-20	68,572	–	8,263	–	–	76,835	Aug 25	A$35.90	–	–	–
MAP	19-May-20	28,245	–	3,404	–	–	31,649	Aug 24	A$35.05	–	–	–
MAP	19-May-20	28,245	–	3,404	–	–	31,649	Aug 23	A$35.05	–	–	–
MAP	25-Sep-19	28,245	–	3,404	–	–	31,649	Aug 22	A$36.53	–	–	–
MAP	24-Sep-18	27,651	–	–	27,651	–	–	18 Aug 21	A$33.83	A$47.70	A$1,319	–
David Lamont
Performance shares	1-Dec-20	77,000	–	9,279	–	–	86,279	Aug 22	A$38.56	–	–	–
CDP	23-Nov-21	–	16,072	1,937	–	–	18,009	Aug 26	A$38.05	–	–	–
CDP	23-Nov-21	–	16,072	1,937	–	–	18,009	Aug 23	A$38.05	–	–	–
LTIP	23-Nov-21	–	52,409	6,316	–	–	58,725	Aug 26	A$38.05	–	–	–
LTIP	1-Dec-20	68,572	–	8,263	–	–	76,835	Aug 25	A$38.56	–	–	–
Geraldine Slattery
CDP	23-Nov-21	–	25,219	3,039	–	–	28,258	Aug 26	A$38.05	–	–	–
CDP	23-Nov-21	–	25,219	3,039	–	–	28,258	Aug 23	A$38.05	–	–	–
CDP	20-Oct-20	25,490	–	3,072	–	–	28,562	Aug 25	A$35.90	–	–	–
CDP	20-Oct-20	25,490	–	3,072	–	–	28,562	Aug 22	A$35.90	–	–	–
STIP	20-Nov-19	6,628	–	–	6,628	–	–	18 Aug 21	A$37.24	A$47.70	A$316	A$25
LTIP	23-Nov-21	–	46,892	5,651	–	–	52,543	Aug 26	A$38.05	–	–	–
LTIP	20-Oct-20	54,136	–	6,524	–	–	60,660	Aug 25	A$35.90	–	–	–
LTIP	20-Nov-19	104,748	–	12,623	–	–	117,371	Aug 24	A$37.24	–	–	–
MAP	21-Feb-19	28,527	–	3,438	–	–	31,965	Aug 23	A$34.83	–	–	–
MAP	21-Feb-19	28,527	–	3,438	–	–	31,965	Aug 22	A$34.83	–	–	–
MAP	24-Sep-18	28,527	–		28,527	–	–	18 Aug 21	A$33.83	A$47.70	A$1,361	–
Ragnar Udd
CDP	23-Nov-21	–	16,434	1,981	–	–	18,415	Aug 26	A$38.05	–	–	–
CDP	23-Nov-21	–	16,434	1,981	–	–	18,415	Aug 23	A$38.05	–	–	–
LTIP	23-Nov-21	–	46,892	5,651	–	–	52,543	Aug 26	A$38.05	–	–	–
LTIP	2-Nov-20	61,354	–	7,394	–	–	68,748	Aug 25	A$33.81	–	–	–
MAP	21-Aug-20	21,231	–	2,559	–	–	23,790	Aug 24	A$38.36	–	–	–
MAP	21-Aug-20	21,231	–	2,559	–	–	23,790	Aug 23	A$38.36	–	–	–
MAP	25-Sep-19	21,231	–	2,559	–	–	23,790	Aug 22	A$36.53	–	–	–
MAP	24-Sep-18	25,565	–		25,565	–	–	18 Aug 21	A$33.83	A$47.70	A$1,219	–

1
Uplift awards granted as a consequence of the merger of the Petroleum business with Woodside. For the CEO shareholder approval for these awards will be sought at the 2022 AGM and following approval these would be granted in or around November 2022. Uplift awards for other Executive KMP were granted on 17 June 2022.

2
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

3
The market price shown is the closing price of BHP shares on the relevant date of grant. No price is payable by the individual to receive a grant of awards. The IFRS fair value of the CDP and LTIP awards granted in FY2022 at the grant date of 23 November 2021 are as follows: CDP – A$38.05 and LTIP – A$18.92.

4	The market price shown is the closing price of BHP shares on the relevant date of vest.

5
The gain on awards is calculated using the market price on date of vesting or exercise (as applicable) less any exercise price payable. The amounts that vested and were lapsed for the awards during FY2022 are as follows: CDP – 100 per cent vested; LTIP – 100 per cent vested; MAP – 100 per cent vested.

5.3    Estimated value range of equity awards
The current face value (and estimate of the maximum possible total value) of equity awards allocated during FY2022 and yet to vest are the awards as set out in the previous table multiplied by the current share price of BHP Group Limited. The minimum possible total value of the awards is nil. The actual value that may be received by participants in the future cannot be determined as it is dependent on and therefore fluctuates with the share prices of BHP Group Limited at the date that any particular award vests or is exercised.
Five-year share price, dividend and earnings history
The table below provides the five-year share price history for BHP Group Limited, history of dividends paid and the Group’s earnings.

BHP Group Limited	FY2022		FY2021	FY2020	FY2019		FY2018
Share price at beginning of year	A$48.22		A$35.82	A$41.68	A$33.60		A$23.23
Share price at end of year	A$41.25		A$48.57	A$35.82	A$41.16		A$33.91
Dividends paid	A$10.18	1	A$2.07	A$2.13	A$3.08	2	A$1.24
Attributable profit (US$ million, as reported)	30,900		11,304	7,956	8,306		3,705

1 .	The FY2022 dividends paid includes A$5.38 in respect of the in-specie dividend associated with the merger of the Petroleum business with Woodside.

2	The FY2019 dividends paid includes A$1.41 in respect of the special dividend associated with the divestment of Onshore US.
The highest and lowest closing share price during FY2022 were A$54.06 and A$35.56 respectively.
5.4    Ordinary share holdings and transactions
The number of ordinary shares in BHP Group Limited held directly, indirectly or beneficially, by each individual (including shares held in the name of all close members of the Director’s or Executive KMP’s family and entities over which either the Director or Executive KMP or the family member has, directly or indirectly, control, joint control or significant influence) are shown below. No shares are held nominally by any KMP or their related parties. These are ordinary shares held without performance conditions or restrictions and are included in MSR calculations for each individual.

	Held at 1 July 2021 1	Purchased	Received as remuneration 2	Sold	Held at 30 June 2022
Mike Henry	395,241	–	245,423	119,072	521,592
Edgar Basto	134,889	–	27,651	32,502	130,038
David Lamont	6,345	–	–	–	6,345
Geraldine Slattery 3, 4	100,917	–	35,681	9,366	127,232
Ragnar Udd 3	105,816	–	25,565	12,426	118,955
Terry Bowen	11,000	–	–	–	11,000
Malcolm Broomhead	19,000	–	–	–	19,000
Xiaoqun Clever	7,000	1,000	–	–	8,000
Ian Cockerill 3	13,188	1,111	–	–	14,299
Anita Frew 6	15,000	–	–	–	15,000
Gary Goldberg 4	10,000	2,000	–	–	12,000
Michelle Hinchliffe 5	–	8,508	–	–	8,508
Susan Kilsby 6	6,900	–	–	–	6,900
Ken MacKenzie	52,351	–	–	–	52,351
John Mogford	13,938	–	–	–	13,938
Christine O’Reilly 3	7,420	2,000	–	–	9,420
Catherine Tanna 5	10,400	–	–	–	10,400
Dion Weisler	1,544	6,000	–	–	7,544

1
Includes shares in BHP Group Plc held directly, indirectly or beneficially, by each individual (including shares held in the name of all close members of the Director’s or Executive KMP’s family and entities over which either the Director or Executive KMP or the family member has, directly or indirectly, control, joint control or significant influence) prior to unification.

2	Includes DEP in the form of shares on equity awards vesting, where applicable, as disclosed in 5.2 Equity awards.

3
The opening balances for Ian Cockerill, Christine O’Reilly, Geraldine Slattery and Ragnar Udd have been adjusted to include an additional 929 shares, 420 shares, 3,592 shares and 398 shares, respectively.

4	The following BHP Group Limited shares were held in the form of American Depositary Shares: 1,892 for Geraldine Slattery and 6,000 for Gary Goldberg.

5	The opening balances for Michelle Hinchliffe and Catherine Tanna reflect their shareholdings on the date that each became Non-executive Directors being 1 March 2022 and 4 April 2022, respectively.

6	Shares shown as held by Anita Frew and Susan Kilsby at 30 June 2022 are their balances at the date of their retirement from the Board on 11 November 2021.

5.5    Prohibition on hedging of BHP shares and equity instruments
The Executive KMP may not use unvested BHP equity awards as collateral or protect the value of any unvested BHP equity awards or the value of shares and securities held as part of meeting the MSR.
Any securities that have vested and are no longer subject to restrictions, or not held as part of meeting the MSR, may be subject to hedging arrangements or used as collateral, provided that prior consent is obtained.
5.6    Share ownership guidelines and the MSR
The share ownership guidelines and the MSR help to ensure the interests of Directors, executives and shareholders remain aligned.
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
For FY2022:

•	The MSR for the CEO was five times annual pre-tax base salary. At the end of FY2022, the CEO met the MSR.

•
The MSR for other Executive KMP was three times annual
pre-tax
base salary. At the end of FY2022, the other Executive KMP met the MSR, except for David Lamont, as he was appointed as Executive KMP on 1 December 2020.

•
No Executive KMP sold or purchased shares during FY2022, other than sales to satisfy taxation obligations, apart from Edgar Basto, who sold shares in order to fund the purchase of a residential dwelling.

Effective 1 July 2020, a
two-year
post-retirement shareholding requirement for the CEO applies from the date of retirement, which will be the lower of the CEO’s MSR or the CEO’s actual shareholding at the date of retirement.
Subject to securities dealing constraints,
Non-executive
Directors have agreed to apply at least 25 per cent of their remuneration (base fees plus Committee fees) to the purchase of BHP shares until they achieve an MSR equivalent in value to one year of remuneration (base fees plus Committee fees). Thereafter, they must maintain at least that level of shareholding throughout their tenure. At the end of FY2022, each
Non-executive
Director met the MSR.
5.7    Transactions with KMP
During the financial year, there were no transactions between the Group and its subsidiaries and KMP (including their related parties) (2021: US$ nil; 2020: US$ nil). There were no amounts payable by or loans with KMP (including their related parties) at 30 June 2022 (2021: US$ nil).
A number of KMP hold or have held positions in other companies (i.e. personally related entities) where it is considered they control or significantly influence the financial or operating policies of those entities. There have been no transactions with those entities and no amounts were owed by the Group to personally related entities or any other related parties (2021: US$ nil; 2020: US$ nil).
This Remuneration Report was approved by the Board on 16 August 2022 and signed on its behalf by:

Christine O’Reilly
Chair, Remuneration Committee
16 August 2022

Financial Statements
Refer to the pages beginning on page
F-1
in this Annual Report.

Additional information
1    Financial information summary
We prepare our Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. We publish our Consolidated Financial Statements in US dollars. All Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Cash Flow Statement information below has been derived from audited Financial Statements. For more information refer to the Financial Statements.
Some information in this section has been presented on a Continuing operations basis to exclude the contribution from Discontinued operations. Details of the contribution of Discontinued operations to the Group’s results are disclosed in Financial Statements note 27 ‘Discontinued operations’.

Year ended 30 June US$M	2022	2021	2020	2019	2018
Consolidated Income Statement (Financial Statements 1.1)
Revenue 1	65,098	56,921	38,924	38,446	37,817
Profit from operations 1	34,106	25,515	13,683	13,629	14,437
Profit after taxation from Continuing operations 1	22,400	13,676	8,628	8,528	8,559
Profit/(loss) after taxation from Discontinued operations 1	10,655	(225)	108	657	(3,736)
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders (Attributable profit)	30,900	11,304	7,956	8,306	3,705
Profit after taxation from Continuing operations attributable to BHP shareholders 1	20,245	11,529	7,848	7,656	7,467
Dividends per ordinary share – paid during the period (US cents)	350.0	156.0	143.0	220.0	98.0
Dividends per ordinary share – determined in respect of the period (US cents)	325.0	301.0	120.0	235.0	118.0
In specie dividend on merger of Petroleum with Woodside (US cents)	386.4	–	–	–	–
Basic earnings per ordinary share (US cents) 2	610.6	223.5	157.3	160.3	69.6
Diluted earnings per ordinary share (US cents) 2	609.3	223.0	157.0	159.9	69.4
Basic earnings from Continuing operations per ordinary share (US cents) 1,2	400.0	228.0	155.2	147.8	140.3
Diluted earnings from Continuing operations per ordinary share (US cents) 1,2	399.2	227.5	154.8	147.4	139.9
Number of ordinary shares (million) 2
– At period end	5,062	5,058	5,058	5,058	5,324
– Weighted average	5,061	5,057	5,057	5,180	5,323
– Diluted	5,071	5,068	5,069	5,193	5,337
Consolidated Balance Sheet (Financial Statements 1.3) 3
Total assets	95,166	108,927	105,733	101,811	112,943
Net assets	48,766	55,605	52,175	51,753	60,599
Share capital (including share premium)	4,638	2,686	2,686	2,686	2,761
Total equity attributable to BHP shareholders	44,957	51,264	47,865	47,169	55,521
Consolidated Cash Flow Statement (Financial Statements 1.4)
Net operating cash flows 4	32,174	27,234	15,706	17,871	18,461
Capital and exploration expenditure 5	7,545	7,120	7,640	7,566	6,753
Other financial information (OFR 11)
Net debt 6	333	4,121	12,044	9,446	11,605
Underlying attributable profit 6	23,815	17,077	9,060	9,124	8,933
Underlying attributable profit - Continuing operations 1,6	21,319	16,985	8,948	8,431	10,393
Underlying EBITDA 1,6	40,634	35,073	19,870	19,093	19,829
Underlying EBIT 1,6	34,436	29,853	15,130	14,581	15,003
Underlying basic earnings per share (US cents) 6	470.6	337.7	179.2	176.1	167.8
Underlying basic earnings per share - Continuing operations (US cents) 1,6	421.2	335.9	176.9	162.8	195.2
Underlying return on capital employed (per cent) 6	48.7	32.5	16.9	16.0	14.2

1
Comparative periods have been adjusted for the effects of applying IFRS 5
‘Non-current
Assets Held for Sale and Discontinued Operations’ and discloses them on the same basis as the current period figures. For more information refer to Financial Statements note 27 ‘Discontinued operations’.

2	For more information on earnings per share refer to Financial Statements note 7 ‘Earnings per share’.

3
The Consolidated Balance Sheet for comparative periods includes the associated assets and liabilities in relation to Petroleum (merger with Woodside in FY2022), BMC and Cerrejón (both disposed in FY2022) and Onshore US (disposed in FY2019) as IFRS 5
‘Non-current
Assets Held for Sale and Discontinued Operations’ does not require the Consolidated Balance Sheet to be restated for comparative periods.

4
Net operating cash flows are after dividends received, net interest paid, proceeds and settlements of cash management related instruments, net taxation paid and includes Net operating cash flows from Discontinued operations.

5
Capital and exploration expenditure is presented on a cash basis and represents purchases of property, plant and equipment plus exploration expenditure from the Consolidated Cash Flow Statement and includes purchases of property, plant and equipment plus exploration expenditure from Discontinued operations. For more information refer to Financial Statements note 27 ‘Discontinued operations’. Exploration expenditure is capitalised in accordance with our accounting policies, as set out in Financial Statements note 11 ‘Property, plant and equipment’.

6
We use
non-IFRS
financial information to reflect the underlying performance of the Group. Underlying attributable profit, Underlying basic earnings per share and Underlying return on capital employed includes Continuing and Discontinued operations. Refer to OFR 11 for a reconciliation of non-IFRS
financial information to their respective IFRS measure. Refer to OFR 11.1 for the definition and method of calculation of non-IFRS
financial information. Refer to Financial Statements note 20 ‘Net debt’ for the composition of Net debt.

2    Information on mining operations
Minerals Australia
Copper mining operations
The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 5.1 and the production table and reserves and resources tables in Additional information 4 and 5.

Mine & location	Means of access	Type and amount of ownership	Operator	Title, leases or options and acreage involved	History and stage of property	Mine type & mineralisation style	Power source	Processing plants and other available facilities

Olympic Dam
560 km northwest of Adelaide, South Australia	Public road Copper cathode trucked to ports Uranium oxide transported by road to ports Gold bullion transported by road and plane	BHP 100%	BHP	Mining lease granted by South Australian Government expires in 2036. Approximately 17,788 hectares Right of extension for 50 years (subject to remaining mine life)
Production stage

Acquired in 2005 as part of Western Mining Corporation (WMC) acquisition

Copper production began in 1988

Nominal milling capacity raised to 9 Mtpa in 1999

Optimisation project completed in 2002

New copper solvent extraction plant commissioned in 2004

Major smelter maintenance campaigns completed in 2017 and 2022
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

Nominal milling capacity: 10.3 Mtpa

Flash furnace produces copper anodes, which are then refined to produce copper cathodes

Electrowon copper cathode and uranium oxide concentrate produced by leaching and solvent extracting flotation tailings

Gold cyanide leach circuit and gold room producing gold bullion

Key permit conditions
The Roxby Downs (Indenture Ratification) Act 1982 (Indenture Act) applies to Olympic Dam’s operations. It contains conditions from the South Australian Government, including relating to the protection and management of the environment; water; closure and rehabilitation considerations; local procurement and community plans/initiatives/project commitments; and payment of royalties. Olympic Dam also holds other relevant approvals and tenements granted by the South Australian Government, including under the SA Mining Act.

Iron ore mining operations
The following table contains additional details of our iron ore mining operations. This table should be read in conjunction with OFR 5.1 and the production table and reserves and resources tables in Additional information 4 and 5.

Mine & location	Means of access	Type and amount of ownership	Operator	Title, leases or options and acreage involved	History and stage of property	Mine type & mineralisation style	Power source	Processing plants and other available facilities
WAIO

Mt Newman joint venture
Pilbara region, Western Australia Newman West (Mt Whaleback, Orebodies 29, 30, 31, 32 and 35) Newman East (Orebodies 24, 25)	Private road Ore transported by Mt Newman JV-owned rail to Port Hedland (427 km)	BHP Minerals 85% Mitsui-ITOCHU Iron 10% ITOCHU Minerals and Energy of Australia 5%	BHP	Mineral lease granted and held under the Iron Ore (Mount Newman) Agreement Act 1964 expires in 2030 with right to successive renewals of 21 years each. ML244SA - approximately 78,934 hectares
Production stage

Production began at Mt Whaleback in 1969

Production from Orebodies 24, 25, 29, 30, 31, 32 and 35 complements production from Mt Whaleback

Production from Orebodies 31 and 32 started in 2015 and 2017 respectively

Mining at Orebody 18 ceased in 2020 after depletion
						Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman and Marra Mamba; also present is iron-rich detrital material	Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with Alinta
Newman Hub: primary crusher, ore handling plant, heavy media beneficiation plant, stockyard blending facility, single cell rotary car dumper, train load out (nominal capacity 75 Mtpa)

Orebody 25 Ore processing plant (nominal capacity 12 Mtpa) ceased operation mid FY2022

Key permit conditions
State Agreement contains conditions set by the Western Australian Government, including requirements for future development proposals; environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community plans/initiatives/investment requirements; payment of rent, taxes and government royalties.

Tenements granted by the Western Australian Government under the Mining Act. Key permit conditions include resource reporting, environmental compliance and reporting, rehabilitation considerations and offset payments and payment of lease rentals, and royalties.

Registered Indigenous Land Use Agreements with conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, environment and consultation processes.

Mine & location	Means of access	Type and amount of ownership	Operator	Title, leases or options and acreage involved	History and stage of property	Mine type & mineralisation style	Power source	Processing plants and other available facilities
WAIO

Yandi joint venture
Pilbara region, Western Australia	Private road Ore transported by Mt Newman JV-owned rail to Port Hedland (316 km) Yandi JV’s railway spur links Yandi hub to Mt Newman JV main line	BHP Minerals 85% ITOCHU Minerals and Energy of Australia 8% Mitsui Iron Ore Corporation 7%	BHP	Mining lease granted pursuant to the Iron Ore (Marillana Creek) Agreement Act 1991 expires in 2033 with 1 renewal right to a further 21 years to 2054 M270SA - approximately 30,344 hectares	Production stage Production began at the Yandi mine in 1992 Capacity of Yandi hub expanded between 1994 and 2013 Yandi has commenced production ramp down activity in FY2022	Open-cut Channel Iron Deposits are Cainozoic fluvial sediments	Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with Alinta
4 primary crushers, 3 ore handling plants, stockyard blending facility and 2 train load outs (nominal capacity 80 Mtpa)

Decommissioning has commenced on 2 ore handling plants, as part of planned ramp down activities

Key permit conditions
State Agreement contains conditions set by the Western Australian Government, including requirements for future development proposals; environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community plans/initiatives/investment requirements; payment of rent, taxes and government royalties.

Tenements granted by the Western Australian Government under the Mining Act. Key permit conditions include resource reporting, environmental compliance and reporting, rehabilitation considerations and offset payments and payment of lease rentals, and royalties.

Registered Indigenous Land Use Agreements with conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, environment and consultation processes.

Mine & location	Means of access	Type and amount of ownership	Operator	Title, leases or options and acreage involved	History and stage of property	Mine type & mineralisation style	Power source	Processing plants and other available facilities
WAIO

Jimblebar operation*
Pilbara region, Western Australia Jimblebar Bill’s Hill, Eastern Syncline and Mt Helen (jointly called Western Ridge deposits)
Private road

Jimblebar ore is transported via overland conveyor (12.4 km) and by Mt Newman
JV-owned
rail to Port Hedland (428 km)

The Western Ridge deposits are located close to Newman Operations and all production will be trucked and/or transported via overland conveyor

BHP Minerals 85%

ITOCHU Minerals and Energy of Australia 8%

Mitsui & Co. Iron Ore Exploration & Mining 7%

*Jimblebar is an ‘incorporated’ venture, with the above companies holding A Class Shares with rights to certain parts of mining lease 266SA held by BHP Iron Ore (Jimblebar) Pty Ltd (BHPIOJ)

BHPIOJ holds 100% of the B Class Shares, which has rights to all other Jimblebar assets
BHP
Mining lease granted pursuant to the Iron Ore (McCamey’s Monster) Agreement Authorisation Act 1972 expires in 2030 with rights to successive renewals of 21 years each
M266SA – approximately 51,756 hectares

Production stage

Production began in March 1989

From 2004, production was transferred to Wheelarra JV as part of the Wheelarra sublease agreement

This sublease agreement expired in March 2018

Ore was first produced from the newly commissioned Jimblebar hub in late 2013

Jimblebar sells ore to the Newman JV proximate to the Jimblebar hub

Production at Western Ridge commenced in FY2022
						Open-cut Bedded ore types classified as per host Archaean or Proterozoic banded iron formation, which are Brockman and Marra Mamba; also present is iron-rich detrital material	Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with Alinta
3 primary crushers, ore handling plant, train loadout, stockyard blending facility and supporting mining hub infrastructure (nominal capacity 71 Mtpa)

Production from the Western Ridge deposits will be processed through existing processing facility for Newman Operations

Key permit conditions
State Agreement contains conditions set by the Western Australian Government, including requirements for future development proposals; environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community plans/initiatives/investment requirements; payment of rent, taxes and government royalties.

Tenements granted by the Western Australian Government under the Mining Act. Key permit conditions include resource reporting, environmental compliance and reporting, rehabilitation considerations and offset payments and payment of lease rentals, and royalties.

Registered Indigenous Land Use Agreement with conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, environment and consultation processes.

Mine & location	Means of access	Type and amount of ownership	Operator	Title, leases or options and acreage involved	History and stage of property	Mine type & mineralisation style	Power source	Processing plants and other available facilities
WAIO

Mt Goldsworthy joint venture
Pilbara region, Western Australia Yarrie Nimingarra Mining Area C (includes South Flank)
Private road

Yarrie and Nimingarra iron ore transported by Mt Goldsworthy
JV-owned
rail to Port Hedland (218 km)

Mining Area C iron ore transported by Mt Newman
JV-owned
rail to Port Hedland (360 km)

South Flank iron ore transported by overland conveyors (8–16 km) to the Mining Area C processing hub

Mt Goldsworthy JV railway spur links Mining Area C and South Flank to Yandi railway spur
		BHP Minerals 85% Mitsui Iron Ore Corporation 7% ITOCHU Minerals and Energy of Australia 8%	BHP
1 mineral lease and 1 mining lease both granted pursuant to the Iron Ore (Goldsworthy – Nimingarra) Agreement Act 1972, expire 2035, with rights to successive renewals of 21 years each. ML251SA and M263SA – approximately 15,623 hectares

A number of smaller mining leases granted under the Mining Act 1978 expire in 2026 with rights to successive renewals of 21 years. 5 leases – approximately 2,999 hectares

3 mineral leases granted under the Iron Ore (Mount Goldsworthy) Agreement Act 1964, which expire 2028, with rights to successive renewals of 21 years each. ML235SA, ML249SA and ML281SA – approximately 91,124 hectares

Production stage

Operations commenced at Mt Goldsworthy in 1966 and at Shay Gap in 1973

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
gas-fired
Yarnima power station

Power consumed in port operations is supplied via a contract with Alinta

Mining Area C: 2 primary crushers, 2 ore handling plants, stockyard blending facility and train load out (nominal capacity 60 Mtpa)

South Flank: 2 primary crushers, 1 ore handling plant, stockyard and blending facility and train load out (nominal capacity 80 Mtpa)

Key permit conditions
State Agreements contain conditions set by the Western Australian Government, including requirements for future development proposals; environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community plans/initiatives/investment requirements; payment of rent, taxes and government royalties.

Tenements granted by the Western Australian Government under the Mining Act. Key permit conditions include resource reporting, environmental compliance and reporting, rehabilitation considerations and offset payments and payment of lease rentals, and royalties.

Registered Indigenous Land Use Agreements with conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, environment and consultation processes.

Mine & location	Means of access	Type and amount of ownership	Operator	Title, leases or options and acreage involved	History and stage of property	Mine type & mineralisation style	Power source	Processing plants and other available facilities
WAIO

POSMAC joint venture
Pilbara region, Western Australia	Private road POSMAC JV sells ore to Mt Goldsworthy JV at Mining Area C Ore is transported via Mt Goldsworthy JV-owned rail and Mt Newman JV-owned rail to Port Hedland	BHP Minerals 65% ITOCHU Minerals and Energy of Australia 8% Mitsui Iron Ore Corporation 7% POS-Ore 20%	BHP	Sublease over part of Mt Goldsworthy Mining Area C mineral lease that expires on the earlier of termination of the mineral lease or the end of the POSMAC JV. ML281SA – approximately 56,335 hectares	Production stage Production commenced in October 2003 POSMAC JV sells all ore to Mt Goldsworthy JV at Mining Area C	Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which is Marra Mamba	Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with Alinta	POSMAC sells all ore to Mt Goldsworthy JV, which is then processed at Mining Area C

Key permit conditions	Key permit conditions of POSMAC joint venture are captured within the Mount Goldsworthy joint venture key permit conditions outlined above.

Coal mining operations
The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 5.1 and the production table and reserves and resources tables in Additional information 4 and 5.

Mine & location	Means of access	Type and amount of ownership	Operator	Title, leases or options and acreage involved	History and stage of property	Mine type & mineralisation style	Power source	Processing plants and other available facilities
BHP Mitsubishi Alliance

Central Queensland Coal Associates joint venture
Bowen Basin, Queensland, Australia Goonyella Riverside Broadmeadow Daunia Caval Ridge Peak Downs Saraji Blackwater Saraji South	Public road Coal transported by rail to Hay Point, Gladstone, Dalrymple Bay and Abbot Point ports Distances between the mines and port are between 160 km and 315 km	BHP 50% Mitsubishi Development 50%	BMA
Mining leases, including undeveloped tenements, have expiry dates ranging up to 2043, renewable for further periods as Queensland Government legislation allows. Approximately 125,100 hectares

Mining is permitted to continue under the legislation during the renewal application period

All required renewal applications were lodged and pending a decision from the Minister

Production stage

Goonyella mine commenced in 1971, merged with adjoining Riverside mine in 1989

Operates as Goonyella Riverside

Production commenced at:

Peak Downs in 1972

Saraji in 1974

Norwich Park in 1979

Blackwater in 1967

Broadmeadow (longwall operations) in 2005

Daunia in 2013 and

Caval Ridge in 2014

Production at Saraji South (formerly Norwich Park) ceased in May 2012; limited product is due to be sourced from Saraji South for processing at Saraji scheduled from the December 2022 quarter and will be included under the Saraji mine

All
open-cut
except Broadmeadow (longwall underground)

Bituminous coal is mined from the Permian Moranbah and Rangal Coal measures

Products range from premium quality, low volatile, high vitrinite, hard coking coal to medium volatile hard coking coal, to weak coking coal, some pulverised coal injection (PCI) coal and medium ash thermal coal as a secondary product
							Queensland electricity grid connection is under long-term contracts and energy purchased via Retail Agreements	On-site beneficiation processing facilities Combined nominal capacity: in excess of 67 Mtpa

Key permit conditions	Key permit conditions are contained in the various legislation set by the Queensland Government and include conditions relating to carrying out works in accordance with the environmental authority and approved development plans, payment of rents, reporting and payment of royalties. Mining leases granted under the Central Queensland Coal Associates Agreement Act 1968 place an extraction cap of 1,860 Mt.

Mine & location	Means of access	Type and amount of ownership	Operator	Title, leases or options and acreage involved	History and stage of property	Mine type & mineralisation style	Power source	Processing plants and other available facilities
New South Wales Energy Coal

Mt Arthur Coal
Approximately 126 km northwest of Newcastle, New South Wales, Australia	Public road Export coal transported by third-party rail to Newcastle port	BHP 100%	BHP
Current Development Consent expires in 2026

Mt Arthur Coal Mine (MAC) continues to work on obtaining new State and Commonwealth approvals to continue open-cut
mining at MAC beyond 30 June 2026

MAC holds 10 mining leases, 2 sub leases and 3 exploration licences

MAC’s primary mining lease (ML 1487) was granted for a further
21-year
term from June 2022

Total mining leases approximately 8,750 hectares

Production stage

Production commenced in 2002

Approval to expand mining granted in 2010 with an additional area also granted by an approval modification in 2014

Domestic sales ceased during FY2020 with conveyor to Bayswater and Liddell Power Stations decommissioned

On 16 June 2022, BHP announced the decision to cease mining at the asset by the end of FY2030
						Open-cut Produces a medium rank bituminous thermal coal	NSW electricity grid connection under a deemed long-term contract and energy purchased via a Retail Agreement	Beneficiation facilities: coal handling, preparation, washing plants Nominal capacity: in excess of 23 Mtpa

Key permit conditions
The project approval contains key conditions: (i) it requires MAC to be operated generally in accordance with the environmental assessment; and (ii) permits extraction of up to 36 Mtpa of run of mine coal from underground and open-cut
operations, with
open-cut
extraction limited to 32 Mtpa.

Nickel mining operations
The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 5.1 and the production table and reserves and resources tables in Additional information 4 and 5.

Mine & location	Means of access	Type and amount of ownership	Operator	Title, leases or options and acreage involved	History and stage of property	Mine type & mineralisation style	Power source	Processing plants and other available facilities
Nickel West

Mt Keith mine and concentrator
450 km north of Kalgoorlie, Western Australia Mt Keith Mine Mt Keith Satellite Mine (Yakabindie)	Private road Nickel concentrate transported by road to Leinster for drying and on-shipping	BHP 100%	BHP
Mining leases granted by Western Australian Government

Key leases expire between 2029 and 2036

First renewal of 21 years is as a right. Further renewals at government discretion

Mt Keith mining leases approximately 9,240 hectares

Mt Keith satellite mining leases approximately 3,835 hectares

Production stage

Commissioned in 1995 by WMC

Acquired in 2005 as part of WMC acquisition

Mt Keith Satellite Mine contains 2
open-pit
mines: Six Mile Well in full production and Goliath currently being pre-stripped
						Open-cut Disseminated textured magmatic nickel-sulphide mineralisation associated with a metamorphosed ultramafic intrusion	On-site third-party gas-fired turbines with backup from diesel engine generation Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts	Concentration plant with a nominal capacity of 11 Mtpa of ore

Key permit conditions
Use of the land for the purposes set out by the Western Australian Government under granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local governments; compliance with environmental regulations and mine closure requirements and other reporting obligations. Existing mining operations are also subject to an Indigenous Land Use Agreement (ILUA), which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections.

Mine & location	Means of access	Type and amount of ownership	Operator	Title, leases or options and acreage involved	History and stage of property	Mine type & mineralisation style	Power source	Processing plants and other available facilities
Nickel West

Leinster mine complex and concentrator
375 km north of Kalgoorlie, Western Australia Venus sub-level caving operation B11 block caving operation Camelot open-pit mine Rocky’s Reward open-pit mine	Public road Nickel concentrate shipped by road and rail to Kalgoorlie Nickel Smelter	BHP 100%	BHP
Mining leases granted by Western Australian Government

Key leases expire between 2025 and 2040

Renewals of principal mineral lease in accordance with State Agreement ratified by the Nickel (Agnew) Agreement Act 1974

Leinster mining leases approximately 6,325 hectares

Camelot mining leases approximately 2,353 hectares

Production stage

Production commenced in 1979

Acquired in 2005 as part of WMC acquisition

Leinster underground ceased operations in 2013 and recommenced operations in 2016 with Venus sub-level
cave now in operation and B11 block cave developing its undercut and draw points

Rocky’s Reward
open-pit
mine ceased mining in 2021
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

Key permit conditions
Use of the land for the purposes set out by the Western Australian Government in the Nickel (Agnew) Agreement Act 1974 and other Nickel West granted tenements broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to Western Australian Government; rates to relevant local governments; compliance with environmental regulations and mine closure requirements and other reporting obligations. Existing mining operations are also subject to an Indigenous Land Use Agreement (ILUA), which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections.

Mine & location	Means of access	Type and amount of ownership	Operator	Title, leases or options and acreage involved	History and stage of property	Mine type & mineralisation style	Power source	Processing plants and other available facilities
Nickel West

Cliffs mine
450 km north of Kalgoorlie, Western Australia	Private road Nickel ore transported by road to Leinster or Mt Keith for further processing	BHP 100%	BHP
Mining leases granted by Western Australian Government

Key leases expire between 2025 and 2028

First renewal of 21 years is as of right. Further renewals at government discretion

Mining leases approximately 2,675 hectares
					Production stage Production commenced in 2008 Acquired in 2005 as part of WMC acquisition	Underground Steeply dipping massive textured nickel-sulphide mineralisation associated with metamorphosed ultramafic lava flows	Supplied from Mt Keith	Mine site

Key permit conditions
Use of the land for the purposes set out by the Western Australian Government under granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local government; compliance with environmental regulations and mine closure requirements and other reporting obligations. Existing mining operations are also subject to an Indigenous Land Use Agreement (ILUA), which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections.

Nickel smelters, refineries and processing plants

Smelter, refinery or processing plant	Location	Ownership	Operator	Title, leases or options	Key permit conditions	Product	Power source	Nominal production capacity
Nickel West

Kambalda
nickel concentrator	56 km south of Kalgoorlie, Western Australia	BHP 100%	BHP	Mineral leases granted by Western Australian Government Key leases expire in 2028 Mining leases approximately 242 hectares	Use of the land for the purposes set out by the Western Australian Government under granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local government; compliance with environmental regulations and mine closure requirements and other reporting obligations	Concentrate containing approximately 13% nickel	On-site third-party gas-fired turbines supplemented by access to grid power Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts	1.6 Mtpa ore Nickel sourced through ore tolling and concentrate purchase arrangements with third parties in Kambalda and outer regions
Kalgoorlie
nickel smelter	Kalgoorlie, Western Australia	BHP 100%	BHP	Freehold title over the property		Matte containing approximately 65% nickel	On-site third-party gas-fired turbines supplemented by access to grid power Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts	110 ktpa nickel metal in matte
Kwinana
nickel refinery	30 km south of Perth, Western Australia	BHP 100%	BHP	Freehold title over the property
London Metal Exchange grade nickel briquettes, nickel powder

Also intermediate products, including copper sulphide, cobalt-nickel-sulphide, ammonium-sulphate

Nickel sulphate containing approximately 22% nickel
							Power is sourced from the local grid, which is supplied under a retail contract, supplemented by a Power Purchase Agreement with Merredin Solar Farm for 50% of its output	82.5 ktpa nickel metal in powder, briquettes, and nickel sulphate (with approval to increase up to 90 ktpa) 99 kt–100 kt nickel sulphate (approximately 22 kt–24 kt nickel)

Minerals Americas
Copper mining operations
The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 5.2 and the production table and reserves and resources tables in Additional information 4 and 5.

Mine & location	Means of access	Type and amount of ownership	Operator	Title, leases or options and acreage involved	History and stage of property	Mine type & mineralisation style	Power source	Processing plants and other available facilities
Escondida
Atacama Desert 170 km southeast of Antofagasta, Chile
Private road available for public use

Copper cathode transported by privately owned rail to ports at Antofagasta and Mejillones

Copper concentrate transported by Escondida-owned pipelines to its Coloso port facilities
		BHP 57.5% Rio Tinto 30% JECO Corporation consortium comprising Mitsubishi, JX Nippon Mining and Metals 10% JECO 2 Ltd 2.5%	BHP	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees) Mining concessions (exploitation): approximately 380,000 hectares
Production stage

Original construction completed and production commenced in 1990

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
gas-fired
power plant

Renewable power agreements signed in FY2020 with supply commenced in FY2022

Crushing facilities feed concentrator and leaching processes

3 concentrator plants produce copper concentrate from sulphide ore by flotation extraction process
(by-products:
gold and silver)

2 solvent extraction and electrowinning plants produce copper cathode

Nominal capacity: 422 ktpd (nominal milling capacity) and 350 ktpa copper cathode (nominal capacity of tank house)

2 x 168 km concentrate pipelines, 167 km water pipeline Port facilities at Coloso, Antofagasta Desalinated water plant (total water capacity of 3,800 litres per second)

Key permit conditions
Mining companies in Chile must comply with an Environmental Impact Assessment (EIA) approved by the Environmental Assessment Service (SEA) in order to operate.

Changes in the scope of the operation can trigger a Environmental Impact Declaration (DIA) or a full EIA.

Mining companies must also pay a yearly mining concession.

Mine & location	Means of access	Type and amount of ownership	Operator	Title, leases or options and acreage involved	History and stage of property	Mine type & mineralisation style	Power source	Processing plants and other available facilities
Pampa Norte Spence
Atacama Desert 162 km northeast of Antofagasta, Chile
Public road

Copper cathode transported by rail to ports at Mejillones and Antofagasta

Copper concentrate transported by rail or trucks to port in Mejillones

Molybdenum concentrate is transported by trucks
		BHP 100%	BHP	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees) Mining concessions (exploitation): approximately 44,000 hectares
Production stage

First copper produced in 2006

Spence Growth Option project (i.e. new 95 ktpd copper concentrator and molybdenum plants) produced first copper in December 2020 and first molybdenum in April 2022

Open-cut

Enriched and oxidised porphyry copper deposit containing in situ copper oxide mineralisation that overlies a near-horizontal sequence of supergene sulphides, transitional sulphides, and finally primary (hypogene) sulphide mineralisation
Spence-owned transmission lines connect to Chile’s northern power grid Electricity purchased from external vendors Renewable power agreements signed in FY2020 with supply commenced in FY2022
Crushing facilities feed concentrator and leaching processes

1 copper concentrator plant with 95 ktpd capacity
(by-products:
gold and silver), molybdenum plant and a 1,000 lps desalinated water plant under a Build, Own, Operate, Transfer (BOOT) agreement

Dynamic leach pads, solvent extraction and electrowinning plant

Nominal capacity of tank house: 200 ktpa copper cathode

Key permit conditions
Mining companies in Chile must comply with an EIA approved by the SEA in order to operate

Changes in the scope of the operation can trigger a DIA or a full EIA

Mining companies must also pay a yearly mining concession

Mine & location	Means of access	Type and amount of ownership	Operator	Title, leases or options and acreage involved	History and stage of property	Mine type & mineralisation style	Power source	Processing plants and other available facilities
Pampa Norte Cerro Colorado
Atacama Desert 120 km east of Iquique, Chile	Public road Copper cathode trucked to port at Iquique	BHP 100%	BHP
Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees)

Current environmental licence expires at the end of CY2023

Mining concessions (exploitation): approximately 34,000 hectares
Production stage Commercial production commenced in 1994 Expansions in 1996 and 1998
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

Key permit conditions
Mining companies in Chile must comply with an EIA approved by the SEA in order to operate.

Changes in the scope of the operation can trigger a DIA or a full EIA.

Mining companies must also pay a yearly mining concession.

Mine & location	Means of access	Type and amount of ownership	Operator	Title, leases or options and acreage involved	History and stage of property	Mine type & mineralisation style	Power source	Processing plants and other available facilities
Antamina
Andes mountain range 270 km northeast of Lima, Peru	Public road Copper and zinc concentrates transported by Antamina-owned pipeline to its Punta Lobitos port Molybdenum and lead/bismuth concentrates transported by truck	BHP 33.75% Glencore 33.75% Teck 22.5% Mitsubishi 10%	Compañía Minera Antamina S.A.	Mining rights from Peruvian Government held indefinitely, subject to payment of annual fees and supply of information on investment and production Total acreage: approximately 6,600 hectares	Production stage Commercial production commenced in 2001	Open-cut Zoned porphyry and skarn deposit with central copper dominated ores and an outer band of copper-zinc dominated ores	Long-term contracts with individual power producers	Primary crusher, concentrator, copper and zinc flotation circuits, bismuth/moly cleaning circuit Nominal milling capacity 145 ktpd 304 km concentrate pipeline Port facilities at Huarmey

Key permit conditions
In April 2022, Antamina submitted to Peruvian authorities an Environmental Impact Study Modification (MEIA), which would enable Antamina to extend its life from 2028 to 2036, maintaining annual production volumes within its current operational footprint.

Mine & location	Means of access	Type and amount of ownership	Operator	Title, leases or options and acreage involved	History and stage of property	Mine type & mineralisation style	Power source	Processing plants and other available facilities
Resolution
Superior, Arizona, Pinal County, US	Public road	BHP 45% Rio Tinto 55% (operator)	Resolution Copper Mining LLC	Private land, patented and unpatented mining claims Total acreage: approximately 46,000 acres
Exploration stage

The Resolution deposit is within the footprint and adjacent the historical Magma Copper Mine

The Resolution
Non-Operated
Joint Venture (NOJV) was formed in 2004 with Rio Tinto as operator
						Underground Porphyry copper and molybdenum deposit	115kV power lines to East and West Plant sites with supply contract with Salt River Project	Water treatment and reverse osmosis plant, two active underground shafts with associated support infrastructure including hoisting, ventilation and cooling, and a rail corridor connecting the site to the national rail network

Key permit conditions
The Resolution Copper Project is subject to a federal permitting process pursuant to the National Environmental Policy Act (NEPA) and other U.S. legislation, including requirements for consultation, coordination and collaboration with Native American Tribes.

The NEPA process is led by the U.S. Forest Service.

The Resolution Copper Project is also required to obtain several state and local permits, including air quality and groundwater protection permits.

Iron ore mining operations
The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 5.2 and the production table and reserves and resources tables in Additional information 4 and 5.

Mine & location	Means of access	Type and amount of ownership	Operator	Title, leases or options and acreage involved	History and stage of property	Mine type & mineralisation style	Power source	Processing plants and other available facilities
Samarco
Southeast Brazil
Public road

Conveyor belts used to transport iron ore to beneficiation plant

Three slurry pipelines owned by Samarco used to transport concentrate to its pellet plants on coast

Iron ore pellets exported via port facilities
		BHP Brasil 50% Vale S.A. 50%	Samarco
Mining concessions granted by Brazilian Government subject to compliance with the mine plan

Samarco recommenced iron ore pellet production in December 2020, having met licensing requirements to restart operations at its Germano complex in Minas Gerais and its Ubu complex in Espírito Santo

Mining rights for approximately 1,605 hectares

Production stage

Production began at Germano mine in 1977 and at Alegria complex in 1992

Second pellet plant built in 1997

Third pellet plant, second concentrator and second pipeline built in 2008

Fourth pellet plant, third concentrator and third pipeline built in 2014
						Open-cut Itabirites (metamorphic quartz-hematite rock) and friable hematite ores	Samarco holds interests in 2 hydroelectric power plants, which supply part of its electricity Power supply contract with Cemig Geração e Transmissão expires in 2026
Samarco’s gradual restart of operations includes 1 concentrator and a new system of tailings disposal combining a confined pit and filtration plant for dry stacking of sandy tailings

Beneficiation plants, pipelines, pellet plants and port facilities

Key permit conditions
Samarco has an operating licence (LOC – Corrective Operating License) obtained for the return of operations.

For the continuity of operations, it has a long-term licensing plan that includes expansion of the mining area and new structures for the disposal of waste and tailings.

Other mining operations
The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 5.2 and the production table and reserves and resources tables in Additional information 4 and 5.

Mine & location	Means of access	Type and amount of ownership	Operator	Title, leases or options and acreage involved	History and stage of property	Mine type & mineralisation style	Power source	Processing plants and other available facilities
Jansen Stage 1 (under construction)
Province of Saskatchewan Approximately 150 km east of Saskatoon, Canada	Public road Muriate of Potash (MOP) to be transported by rail to the port at Westshore Terminal in Delta, British Columbia, Canada	BHP 100%	BHP	The total area of the Jansen lease is approximately 1,156 square km All surface lands have been acquired	Development stage Stage 1 is currently under construction
Underground

The Lower Patience Lake (LPL)
sub-member
is the potash horizon targeted for Jansen. The
LPL sub-member
is composed of sylvite (KCl), halite (NaCl) with variable amounts of disseminated insolubles and clay seams
							Permanent power supply to be constructed	Mill, buildings, and other facilities and infrastructure are planned to be constructed Construction of production and service shafts was completed during FY2022

Key permit conditions
An Environmental Assessment is required to be submitted to the regulatory authority in order to determine the potential environmental and social impacts of a project during construction, operation and closure.

Depending on the activity, permits from municipal, provincial and federal agencies may also be required.

3    Financial information by commodity
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
For the purposes of this financial information, segments are reported on a statutory basis in accordance with IFRS 8/AASB 8 ‘Operating Segments’. The tables for each commodity include an ‘adjustment for equity accounted investments’ to reconcile the equity accounted results to the statutory segment results.
For a reconciliation of
non-IFRS
financial information to respective IFRS measures and an explanation as to the use of Underlying EBITDA in assessing our performance refer to OFR 11. For the definition and method of calculation of non-IFRS
financial information refer to OFR 11.1. For more information as to the statutory determination of our reportable segments refer to Financial Statements note 1 ‘Segment reporting’.
3.1    Copper
Detailed below is financial information for our Copper assets for FY2022 and FY2021.

Year ended 30 June 2022 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida 1	9,500	6,198	907	5,291	11,703	860
Pampa Norte 2	2,670	1,363	893	470	4,543	673
Antamina 3	1,777	1,289	146	1,143	1,306	323
Olympic Dam	1,776	409	421	(12)	9,877	966
Other 3,4	–	(157)	16	(173)	(9)	29

Total Copper from Group production	15,723	9,102	2,383	6,719	27,420	2,851

Third-party products	2,903	36	–	36	–	–

Total Copper	18,626	9,138	2,383	6,755	27,420	2,851	96	92

Adjustment for equity accounted investments 5	(1,777)	(573)	(148)	(425)	–	(323)	(11)	(7)

Total Copper statutory result	16,849	8,565	2,235	6,330	27,420	2,528	85	85

Year ended 30 June 2021 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida 1	9,470	6,483	969	5,514	11,926	666
Pampa Norte 2	1,801	954	390	564	4,510	678
Antamina 3	1,627	1,158	142	1,016	1,362	237
Olympic Dam	2,211	598	313	285	9,045	830
Other 3,4	–	(230)	10	(240)	85	7

Total Copper from Group production	15,109	8,963	1,824	7,139	26,928	2,418

Third-party products	2,244	64	–	64	–	–

Total Copper	17,353	9,027	1,824	7,203	26,928	2,418	62	58

Adjustment for equity accounted investments 5	(1,627)	(538)	(144)	(394)	–	(238)	(9)	(5)

Total Copper statutory result	15,726	8,489	1,680	6,809	26,928	2,180	53	53

1	Escondida is consolidated under IFRS 10 and reported on a 100 per cent basis.

2	Includes Spence and Cerro Colorado.

3	Antamina, SolGold and Resolution are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group’s share.

4	Predominantly comprises divisional activities, greenfield exploration and business development. Includes Resolution and SolGold.

5
Total Copper statutory result revenue excludes US$1,777 million (FY2021: US$1,627 million) revenue related to Antamina. Total Copper statutory result Underlying EBITDA includes US$148 million (FY2021: US$144 million) D&A and US$425 million (FY2021: US$394 million) net finance costs and taxation expense related to Antamina, Resolution and SolGold that are also included in Underlying EBIT. Total Copper Capital expenditure excludes US$323 million (FY2021: US$237 million) related to Antamina and US$ nil (FY2021: US$1 million) related to SolGold. Exploration gross excludes US$11 million (FY2021: US$9 million) related to SolGold of which US$7 million (FY2021: US$5 million) was expensed.

3.2    Iron Ore
Detailed below is financial information for our Iron Ore assets for FY2022 and FY2021.

Year ended 30 June 2022 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross 1	Exploration to profit
Western Australia Iron Ore	30,632	21,788	2,119	19,669	20,376	1,847
Samarco 2	–	–	–	–	(3,433)	–
Other 3	116	(81)	117	(198)	(120)	1

Total Iron Ore from Group production	30,748	21,707	2,236	19,471	16,823	1,848

Third-party products 4	19	–	–	–	–	–

Total Iron Ore	30,767	21,707	2,236	19,471	16,823	1,848	95	54

Adjustment for equity accounted investments	–	–	–	–	–	–	–	–

Total Iron Ore statutory result	30,767	21,707	2,236	19,471	16,823	1,848	95	54

Year ended 30 June 2021 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross 1	Exploration to profit
Western Australia Iron Ore	34,337	26,270	1,959	24,311	21,289	2,186
Samarco 2	–	–	–	–	(2,794)	–
Other 3	120	7	25	(18)	168	2

Total Iron Ore from Group production	34,457	26,277	1,984	24,293	18,663	2,188

Third-party products 4	18	1	–	1	–	–

Total Iron Ore	34,475	26,278	1,984	24,294	18,663	2,188	100	55

Adjustment for equity accounted investments	–	–	–	–	–	–	–	–

Total Iron Ore statutory result	34,475	26,278	1,984	24,294	18,663	2,188	100	55

1	Includes US$41 million of capitalised exploration (FY2021: US$45 million).

2
Samarco is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Billiton Brasil Ltda’s share. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods.

3	Predominantly comprises divisional activities, towage services, business development and ceased operations.

4	Includes inter-segment and external sales of contracted gas purchases.

3.3    Coal
Detailed below is financial information for our Coal assets for FY2022 and FY2021.

Year ended 30 June 2022 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
BHP Mitsubishi Alliance	10,254	6,335	627	5,708	7,802	491
New South Wales Energy Coal 1	3,122	1,868	91	1,777	(121)	73
Colombia 2	–	–	–	–	–	–
Other 3,4	2,260	1,363	80	1,283	(31)	57

Total Coal from Group production	15,636	9,566	798	8,768	7,650	621

Third-party products	–	–	–	–	–	–

Total Coal	15,636	9,566	798	8,768	7,650	621	17	6

Adjustment for equity accounted investments 5,6	(87)	(62)	(27)	(35)	–	–	–	–

Total Coal statutory result	15,549	9,504	771	8,733	7,650	621	17	6

Year ended 30 June 2021 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
BHP Mitsubishi Alliance	3,537	567	597	(30)	7,240	440
New South Wales Energy Coal 1	927	(87)	144	(231)	(289)	50
Colombia 2	281	74	86	(12)	–	21
Other 3,4	778	(96)	152	(248)	561	90

Total Coal from Group production	5,523	458	979	(521)	7,512	601

Third-party products	–	–	–	–	–	–

Total Coal	5,523	458	979	(521)	7,512	601	20	7

Adjustment for equity accounted investments 5,6	(369)	(170)	(114)	(56)	–	(22)	–	–

Total Coal statutory result	5,154	288	865	(577)	7,512	579	20	7

1	Newcastle Coal Infrastructure Group is an equity accounted investment and its financial information presented above with the exception of net operating assets reflects BHP Group’s share.

2
On 11 January 2022, BHP completed the sale of its 33.33 per cent interest in Cerrejón to Glencore. The transaction was first announced on 28 June 2021 for a total cash consideration of US$294 million with an effective economic date of 31 December 2020. During the year ended 30 June 2022, the Group received dividends of US$238 million from Cerrejón, reducing completion proceeds, net of expected transaction costs at completion date. For more information refer to Financial Statements note 29 ‘Investments accounted for using the equity method’.

3
On 3 May 2022, BHP completed the sale of its 80 per cent interest in BHP Mitsui Coal (BMC) to Stanmore SMC Holdings Pty Ltd, a wholly owned entity of Stanmore Resources Limited (Stanmore Resources) resulting in a net after tax gain on disposal of US$840 million that has been recognised as an exceptional item. For more information refer to Financial Statements note 3 ‘Exceptional items’. The Group’s share of BMC revenue, Underlying EBITDA, D&A, Underlying EBIT, Net operating assets and Capital expenditure have been presented within ‘Other’.

4	Predominantly comprises BMC, divisional activities and ceased operations.

5
Total Coal statutory result revenue excludes US$ nil (FY2021: US$281 million) revenue related to Cerrejón. Total Coal statutory result Underlying EBITDA includes US$ nil (FY2021: US$86 million) D&A and US$ nil (FY2021: US$2 million) net finance costs and taxation benefit related to Cerrejón, that are also included in Underlying EBIT. Total Coal statutory result Capital expenditure excludes US$ nil (FY2021: US$21 million) related to Cerrejón.

6
Total Coal statutory result revenue excludes US$87 million (FY2021: US$88 million) revenue related to Newcastle Coal Infrastructure Group. Total Coal statutory result excludes US$62 million (FY2021: US$82 million) Underlying EBITDA, US$27 million (FY2021: US$28 million) D&A and US$35 million (FY2021: US$54 million) Underlying EBIT related to Newcastle Coal Infrastructure Group until future profits exceed accumulated losses. Total Coal Capital expenditure excludes US$ nil (FY2021: US$1 million) related to Newcastle Coal Infrastructure Group.

3.4    Other assets
Detailed below is financial information for our Other assets for FY2022 and FY2021.

Year ended 30 June 2022 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Potash	–	(147)	2	(149)	3,570	376	–	–
Nickel West	1,926	420	93	327	721	362	42	37

Year ended 30 June 2021 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Potash	–	(167)	2	(169)	3,073	268	–	–
Nickel West	1,545	259	110	149	300	286	17	17

4    Production
The table below details our mineral and derivative product production for all operations for the three years ended 30 June 2022, 2021 and 2020. Unless otherwise stated, the production numbers represent our share of production and include BHP’s share of production from which profit is derived from our equity accounted investments. Production information for equity accounted investments is included to provide insight into the operational performance of these entities. For discussion of minerals pricing during the past three years refer to OFR 10.

	BHP interest %	BHP share of production 1 Year ended 30 June
		2022	2021	2020
Copper 2
Payable metal in concentrate (‘000 tonnes)
Escondida, Chile 3	57.5	802.6	871.7	925.9
Pampa Norte, Chile 5	100	111.2	27.4	0
Antamina, Peru 4	33.75	149.9	144.0	124.5

Total copper concentrate		1,063.7	1,043.1	1,050.4

Copper cathode (‘000 tonnes)
Escondida, Chile 3	57.5	201.4	196.5	259.4
Pampa Norte, Chile 5	100	170.0	190.8	242.7
Olympic Dam, Australia	100	138.4	205.3	171.6

Total copper cathode		509.8	592.6	673.7

Total copper concentrate and cathode		1,573.5	1,635.7	1,724.1

Lead
Payable metal in concentrate (‘000 tonnes)
Antamina, Peru 4	33.75	1.1	2.5	1.7

Total lead		1.1	2.5	1.7

Zinc
Payable metal in concentrate (‘000 tonnes)
Antamina, Peru 4	33.75	123.2	145.1	88.5

Total zinc		123.2	145.1	88.5

Gold
Payable metal in concentrate (‘000 ounces)
Escondida, Chile 3	57.5	167.0	167.0	177.4
Pampa Norte, Chile 5	100	28.9	4.7
Olympic Dam, Australia (refined gold)	100	119.5	146.0	146.0

Total gold		315.4	317.7	323.4

Silver
Payable metal in concentrate (‘000 ounces)
Escondida, Chile 3	57.5	5,334	5,759	6,413
Antamina, Peru 4	33.75	5,078	5,965	4,116
Pampa Norte, Chile 5	100	1,011	214
Olympic Dam, Australia (refined silver)	100	743	810	984

Total silver		12,166	12,748	11,513

Uranium
Payable metal in concentrate (tonnes)
Olympic Dam, Australia	100	2,375	3,267	3,678

Total uranium		2,375	3,267	3,678

Molybdenum
Payable metal in concentrate (tonnes)
Antamina, Peru 4	33.75	798	863	1,666
Pampa Norte, Chile 5	100	71

Total molybdenum		869	863	1,666

	BHP interest %	BHP Group share of production 1 Year ended 30 June
		2022	2021	2020
Iron ore
Western Australia Iron Ore
Production (‘000 tonnes) 6
Newman, Australia	85	57,041	63,221	65,641
Area C Joint Venture, Australia	85	94,431	52,386	51,499
Yandi Joint Venture, Australia	85	38,922	68,596	69,262
Jimblebar, Australia 7	85	58,782	67,393	61,754
Wheelarra, Australia	85	0	0	3

Total Western Australia Iron Ore		249,176	251,596	248,159

Samarco, Brazil 4	50	4,071	1,938	–

Total iron ore		253,247	253,534	248,159

Coal
Metallurgical coal
Production (‘000 tonnes) 8
Blackwater, Australia	50	5,834	6,224	5,545
Goonyella Riverside, Australia	50	8,360	9,448	8,765
Peak Downs, Australia	50	4,944	5,892	5,783
Saraji, Australia	50	4,614	4,489	4,963
Daunia, Australia	50	1,491	1,928	2,170
Caval Ridge, Australia	50	3,899	3,903	4,349

Total BHP Mitsubishi Alliance		29,142	31,884	31,575

South Walker Creek, Australia 9	80	4,941	4,887	5,415
Poitrel, Australia 9	80	2,981	3,854	4,128

Total BHP Mitsui Coal 11		7,922	8,741	9,543

Total metallurgical coal		37,064	40,625	41,118

Energy coal
Production (‘000 tonnes)
New South Wales Energy Coal, Australia	100	13,701	14,326	16,052
Cerrejón, Colombia 4	33.3	4,236	4,964	7,115

Total energy coal		17,937	19,290	23,167

Nickel
Saleable production (‘000 tonnes)
Nickel West, Australia 10	100	76.8	89.0	80.1

Total nickel		76.8	89.0	80.1

1	BHP share of production includes the Group’s share of production for which profit is derived from our equity accounted investments, unless otherwise stated.

2	Metal production is reported on the basis of payable metal.

3	Shown on 100 per cent basis. BHP interest in saleable production is 57.5 per cent.

4
For statutory financial reporting purposes, this is an equity accounted investment. We have included production numbers from our equity accounted investments as the level of production and operating performance from these operations impacts Underlying EBITDA of the Group. Our use of Underlying EBITDA is explained in OFR 4.3. BHP completed the sale of its 33.3 per cent interest in Cerrejón on 11 January 2022. Production for Cerrejón reported until 31 December 2021.

5	Includes Cerro Colorado and Spence.

6	Iron ore production is reported on a wet tonnes basis.

7	Shown on 100 per cent basis. BHP interest in saleable production is 85 per cent.

8	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.

9	Shown on 100 per cent basis. BHP interest in saleable production is 80 per cent.

10	Nickel contained in matte and refined nickel metal, including briquette, powder, nickel sulphate and by-product streams.

11	BHP completed the sale of its 80 per cent interest in BHP Mitsui Coal (BMC) on 3 May 2022. Production reported until 30 April 2022.

5    Mineral resources and mineral reserves
Our mineral resources and mineral reserves presented in this annual report have been prepared in accordance with US Securities and Exchange Commission (SEC) regulations Subpart 1300 of Regulation
S-K
(S-K
1300).
Mineral resource is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralisation, taking into account relevant factors such as cut-off
grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled.
Our mineral resources have been classified as measured, indicated or inferred depending on the level of geological certainty and confidence in the estimates, as defined in Item 1300 of
S-K
1300.
Mineral reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
Our mineral reserves have been classified as proven and probable depending on the mineral resource classification and level of confidence in the assumptions, as defined in Item 1300 of
S-K
1300.
To estimate mineral reserves, assumptions are required about a range of technical and economic factors, including quantities, qualities, production techniques, recovery efficiency, production and transport costs, commodity supply and demand, commodity prices and exchange rates. Estimating the quantity and/or quality of mineral reserves requires the size, shape and depth of ore bodies to be determined by analysing geological data such as drilling samples and geophysical survey interpretations. Economic assumptions used to estimate reserves may change from period to period as additional technical, financial and operational data becomes available.
Our mineral resources and mineral reserves are constrained to tenure that we have rights to. Our mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules. Reserves may include areas where some additional approvals remain outstanding, however it is anticipated these approvals will be obtained with the timeframe required by the current life of mine schedules.
Presentation of mineral resources and mineral reserves
Mineral resources and mineral reserves are presented at the proportion attributable to our economic interest and represent estimates as at 30 June 2022. Mineral resources are presented exclusive of mineral reserves. The specific point of reference and commodity prices defining the mineral resources and mineral reserves estimates are provided in the footnotes associated with each of the mineral resources and mineral reserves tables below. Quantities of mineral reserves and mineral resources are reported in million metric tonnes (Mt). Tonnes are reported as dry metric tonnes (unless otherwise stated). All tonnes and quality information have been rounded, small differences may be present in the totals. Refer to the Glossary for definitions of technical terms relating to mineral resources, mineral reserves, geology, mining or related matters and abbreviations.
Our mineral resources and mineral reserves presented in this annual report differ from the Mineral Resources and Ore Reserves we report in our home jurisdiction of Australia. The jurisdiction of Australia requires reporting in accordance with the Australian Stock Exchange (ASX) listing rules and the Australasian Code for reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2012 (the JORC Code).
A key difference in the estimation of our resources and reserves pursuant to the ASX listing rules and
S-K
1300 are the economic inputs, commodity prices and cost assumptions. Estimates we report in accordance with the ASX listing rules are based on internally generated, projected long-term commodity prices and current operating costs or costs used in studies for development projects.
S-K
1300 requires mineral resources and mineral reserves estimates to be based on reasonable and justifiable commodity prices selected by a qualified person. Further, the prices must provide a reasonable basis for establishing the prospects of economic extraction for mineral resources, and be the expected prices for mineral reserves. Since
S-K
1300 requires the disclosure of the prices used in the estimation of mineral resources and mineral reserves, due to commercial sensitivity regarding the disclosure of our internally generated projected long-term commodity prices, estimates included in this report in accordance with
S-K
1300 are based on historical average commodity prices. Our mineral resources are based on the third quartile average monthly prices over the timeframe of 1 July 2018 to 30 June 2021, unless otherwise stated. Our mineral reserves are based on the second quartile average monthly prices over the timeframe of 1 July 2018 to 30 June 2021, unless otherwise stated. Exceptions are described in the footnotes associated with each of the mineral resources or mineral reserves tables below.
Except as otherwise stated, the estimates included in this report in accordance with
S-K
1300 are based on average costs over the timeframe of 1 July 2018 to 30 June 2021 for production-stage properties or, for development-stage properties, costs are determined from first principles.
For
non-operated
properties that we have an economic interest in, the commodity prices and costs used are as the operator has advised.
The qualified persons consider that the use of historic prices and costs are appropriate to demonstrate economic viability of the mineral resources and mineral reserves. The prices are factual and the time interval is of sufficient duration to consider a range of price fluctuations. The commodity prices used to estimate the mineral resources and mineral reserves are included as footnotes to the mineral resources and mineral reserves tables below.

Internal controls and assurance programs
We have internal controls over our mineral resources and mineral reserves estimation efforts that are designed to produce reasonable and reliable estimates aligned with industry practice and our regulatory reporting requirements. The governance for our estimation efforts is located at both the asset and the BHP Group level within our Resource Centre of Excellence, an internal assurance team independent of our qualified persons and BHP employees who are responsible for the estimations. The assets provide first-line assurance on estimates through peer review and validation processes. The Resource Centre of Excellence is responsible for assurance over the processes implemented by the assets as they relate to mineral resources and mineral reserves estimation and the compiling of the mineral resources and mineral reserves estimates to be reported in accordance with
S-K
1300.
Our internal controls utilise management systems, including, but not limited to, formal quality assurance and quality control processes, standardised procedures, workflow processes, data security covering record keeping, chain of custody and data storage, supervision and management approval, reconciliations, internal and external reviews and audits.
Our internal requirements and standards provide the basis for the governance over the estimation and reporting of mineral resources and mineral reserves and provide technical guidance to all reporting assets. These internal requirements and standards are periodically reviewed and updated for alignment with industry practice and reporting regulations.
Our internal controls for exploration data, as they relate to mineral resources and mineral reserves estimations, are managed by our operating assets with assurance provided by the Resource Centre of Excellence. These include, but are not limited to:

•	documented procedures and standards defining minimum requirements on critical aspects to support exploration and resource development programs

•	peer review of data collection including staged sign off by reviewers

•	quality control checks on drill hole positions, collar and down hole surveys

•	geological logs verified by either peer review or cross validation from other data sources, such as, sample analysis, downhole geophysical logging, core photography or scanning technologies

•	sample security protocols at all stages of handling, from sample collection, transportation, preparation and analysis, including the storage of core or pulps post analysis

•	industry standard practices for sample analysis quality control. Insertion of standards, duplicates, and blanks into sample batches at a frequency to enable the assessment of analytical data quality

•
commercial or internal laboratories site inspected periodically and their internal quality control data is reviewed. From time to time a selection of samples are analysed at alternate laboratories to monitor laboratory performance

•	quality control data reviewed at regular intervals to verify deviations to enable timely remediation

•
quality assurance and quality control data validation and verification processes in place to support database integrity. This is based on automatic routines inbuilt into the geological databases. Inconsistencies are reviewed, verified and where required rectified by the responsible geologist

•	geological databases periodically audited from source data

•	geological data is stored on company servers and are routinely backed up

•	geological models, including interpretation and mineralisation domains, internally peer reviewed prior to estimation

Our internal controls for mineral resources and mineral reserves estimation include, but are not limited to:

•
source data review from database extracts, using exploratory data statistical analysis prior to use in the estimation of mineral resources. Identification of data to exclude, outliers and visual checks against estimation domains

•	peer reviews of the estimation inputs based on statistical studies and estimation parameters as applied in industry standard estimation software

•	visual and statistical validation of the estimates against source data and where available reconciliation to previous models, operational models and production data

•	peer review of the classification applied, considering quantitative measures and qualitative considerations

•	peer review of assumptions applied that convert resources to reserves

•	independent audits or reviews for new or materially changed mineral resources and mineral reserves
Operating assets manage internal risk registers relating to uncertainties in the mineral resources and mineral reserves estimates to direct future work programs or estimation updates. These may include but are not limited to:

•	areas of uncertainty in the estimates impacting local interpretations

•	bulk density assumptions, based on sample test work or operational results

•	metallurgical recovery assumptions, based on test work or plant performance

•	changes in commodity prices, costs and exchange rate assumptions

•	geotechnical and hydrogeological considerations impacting on underground or open-cut mining assumptions

•	ore loss and dilution, mining selectivity and production rate assumptions

•	cut-off value changes to meet product specifications

•	changes in environmental, permitting and social license to operate assumptions
Further to assurance activities by the assets specifically relating to the estimation of mineral resources and mineral reserves, the Resource Centre of Excellence with subject matter experts have developed standards and guidelines across BHP for reviewing and documenting the information supporting our mineral resources and mineral reserves estimates, describing the methods used and verifying the reliability of such estimates. These activities are supported by the following controls:

•	The reporting of mineral resources and mineral reserves estimates are required to follow BHP’s standard procedures for public reporting in accordance with current regulatory requirements.

•
Annual risk reviews are conducted with qualified persons and BHP employees on all mineral resources and mineral reserves to be reported including year on year change impact assessment, reconciliation performance metrics for the operating mines and control assessment for the estimation inputs. The information and supporting documentation is prepared by the applicable qualified persons relating to the estimates and is evaluated for compliance with BHP’s internal controls. Based on these reviews, recommendations of endorsement are provided to our senior management for the use and reporting of the mineral resources and mineral reserves estimates.

•
Periodic internal technical ‘deep dive’ assessments of mineral resources and mineral reserves estimates are conducted on a frequency that is informed by asset materiality and outcomes of the annual risk reviews.

•	Management and closure reviews of actions assigned to qualified persons and BHP employees resulting from the annual risk reviews and technical ‘deep dive’ assessments are conducted.

•
Assurance is undertaken over the reporting documentation provided by qualified persons for public release and management and verification of inputs into BHP mineral resources and mineral reserves reporting database.

The Resource Centre of Excellence also provides an annual update on assurance activities and changes relating to our mineral resources and mineral reserves estimation efforts to the Risk and Audit Committee (RAC) in connection with the RAC’s responsibility over the effectiveness of systems of internal control and risk management of BHP.

Inherent risks in the estimation of mineral resources and mineral reserves
The estimation of our mineral resources and mineral reserves are largely based on historical average prices of the commodities we produce or intend to produce, primarily iron ore, copper, coal, potash and nickel. Estimated annual cash flows from our future operations, estimated production schedules, estimated capital expenditure and operating costs, estimated site closure costs, estimated royalty and tax costs, valuation assumptions and interpretations of geologic data obtained from drill holes and other exploration techniques, all of which may not necessarily be indicative of future results. The assumptions and interpretations used to estimate our mineral resources and mineral reserves may change from period to period, and, because additional geological data generated during the course of our operations may not be consistent with the data on which we based our mineral resources and mineral reserves, such estimates may change from period to period or may need to be revised. No assurance can be given that our mineral resources or mineral reserves presented in this report will be recovered at the grade, quality or quantities presented or at all.
There are numerous uncertainties inherent in the estimation of mineral resources and mineral reserves. Areas of uncertainty that may materially impact our mineral resources or mineral reserves estimates may include, but are not limited to: (i) changes to long-term commodity prices, external market factors, foreign exchange rates and other economic assumptions; (ii) changes in geological interpretations of mineral deposits and geological modelling, including estimation input parameters and techniques; (iii) changes to metallurgical or process recovery assumptions which adversely affect the volume, grade or qualities of our commodities produced (for example, processing that results in higher deleterious elements that result in penalties) or other changes to mining method assumptions; (iv) changes to input assumptions used to derive the potentially mineable shapes applicable to the assumed underground or open-pit mining methods used to constrain the estimates; (v) changes to life of mine or production rate assumptions; (vi) changes to dilution and mining recovery assumptions; (vii) changes to cut-off
grades applied to the estimates; (viii) changes to geotechnical (including seismicity), structures, rock mass strength, stress regime, hydrogeological, hydrothermal or geothermal factors; (ix) changes to infrastructure supporting the operations of or access to the applicable mine site; (x) changes to mineral, surface, water or other natural resources rights; (xi) changes to royalty, taxes, environmental, permitting and social license assumptions in the jurisdictions in which we operate; and (xii) changes in capital or operating costs.
Additionally, the term “mineral resources” does not indicate recoverable proven and probable mineral reserves pursuant to
S-K
1300. Estimates of mineral resources are subject to further exploration and evaluation of development and operating costs, grades, recoveries and other material factors, and, therefore, are subject to considerable uncertainty. Mineral resources do not meet the threshold for mineral reserve modifying factors, such as engineering, legal or economic feasibility, that would allow for the conversion to mineral reserves. Accordingly, no assurance can be given that our mineral resources not included in mineral reserves will become recoverable proven and probable mineral reserves.
Refer to “Forward-looking statements” and the Risk Factors in OFR 9.1 for other factors that may affect our mineral resources and mineral reserves estimates.

5.1    Copper
Mineral Resources
As at 30 June 2022

Copper 1,2	Mining Method	Measured Resources					Indicated Resources					Measured + Indicated Resources					Inferred Resources
		Tonnage	Qualities				Tonnage	Qualities				Tonnage	Qualities				Tonnage	Qualities
		Mt	%Cu				Mt	%Cu				Mt	%Cu				Mt	%Cu
Chile
Escondida 3,4,5,6,7
Oxide	OC	4.0	0.48	–	–	–	5.0	0.47	–	–	–	9.0	0.48	–	–	–	2.0	0.75	–	–	–
Mixed	OC	4.0	0.53	–	–	–	9.0	0.44	–	–	–	13	0.47	–	–	–	11	0.49	–	–	–
Sulphide	OC	596	0.49	–	–	–	1,020	0.49	–	–	–	1,620	0.49	–	–	–	5,370	0.53	–	–	–

Escondida Total		604	0.49	–	–	–	1,030	0.49	–	–	–	1,640	0.49	–	–	–	5,380	0.53	–	–	–

Pampa Norte 8	OC	282	0.45	–	–	–	570	0.47	–	–	–	852	0.46	–	–	–	636	0.44	–	–	–

Australia		Mt	%Cu	kg/tU 3 O 8	g/tAu	g/tAg	Mt	%Cu	kg/tU 3 O 8	g/tAu	g/tAg	Mt	%Cu	kg/tU 3 O 8	g/tAu	g/tAg	Mt	%Cu	kg/tU 3 O 8	g/tAu	g/tAg
Olympic Dam 9	UG	485	1.32	0.38	0.56	2	437	1.26	0.37	0.50	2	922	1.29	0.38	0.53	2	170	1.41	0.39	0.62	3

Peru		Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo
Antamina 10	OC & UG	41	0.70	0.51	11	150	159	0.85	0.63	11	180	200	0.82	0.61	11	180	425	0.99	0.57	11	170

Total copper		1,410	0.77	–	–	–	2,200	0.66	–	–	–	3,620	0.71	–	–	–	6,610	0.57	–	–	–

1
Mineral resources are being first time reported in accordance with
S-K
1300 and are presented for the portion attributable to BHP’s economic interest. All tonnes and quality information have been rounded, small differences may be present in the totals.

2	Mineral resources are presented exclusive of mineral reserves.

3	Escondida, in which BHP has a 57.5% interest, is considered a material property for purposes of Item 1304 of S-K 1300.

4	Escondida point of reference for the mineral resources was mine gate.

5	Escondida mineral resources estimates were based on a copper price of US$3.04/lb.

6
Escondida mineral resources
cut-off
criteria used was Oxide ≥ 0.20% soluble Cu; Mixed ≥ 0.30% Cu; Sulphide ≥ 0.25% Cu for mineralisation assigned to be processed via leaching or ≥ 0.30% Cu for mineralisation assigned to be processed via the concentrator.

7	Escondida metallurgical recoveries for Oxide 62%; Mixed 42%; Sulphide 42% for material processed by leaching or 83% for material processed via the concentrator.

8
Pampa Norte, in which BHP has a 100% interest, includes Cerro Colorado and Spence deposits. The mineral resources estimates were based on a copper price of US$3.04/lb. The reference point for the mineral resources was mine gate.

9
Olympic Dam mineral resources estimates, in which BHP has a 100% interest, were based on a copper price of US$3.04/lb, uranium oxide price of US$30.06/lb, gold price of US$1,817/troy oz and silver price of US$24.40/troy oz. The reference point for the mineral resources was mine gate, ex-processing.

10
Antamina mineral resources estimates, in which BHP has a 33.75% interest, were based on a copper price of US$3.30/lb, zinc price of US$1.20/lb, silver price of US$25.10/troy oz and molybdenum price of US$11.10/lb. The reference point for the mineral resources was in situ.

Mineral Reserves
As at 30 June 2022

Copper 1	Mining Method	Proven Reserves					Probable Reserves					Total Reserves
		Tonnage	Qualities				Tonnage	Qualities				Tonnage	Qualities
		Mt	%Cu				Mt	%Cu				Mt	%Cu
Chile
Escondida 2,3,4,5,6
Oxide	OC	75	0.57	–	–	–	31	0.51	–	–	–	106	0.55	–	–	–
Sulphide	OC	1,560	0.70	–	–	–	939	0.56	–	–	–	2,500	0.65	–	–	–
Sulphide Leach	OC	755	0.46	–	–	–	197	0.40	–	–	–	952	0.45	–	–	–

Escondida Total		2,390	0.62	–	–	–	1,170	0.53	–	–	–	3,560	0.59	–	–	–

Pampa Norte 7	OC	725	0.51	–	–	–	419	0.50	–	–	–	1,150	0.50	–	–	–

Australia		Mt	%Cu	kg/tU 3 O 8	g/tAu	g/tAg	Mt	%Cu	kg/tU 3 O 8	g/tAu	g/tAg	Mt	%Cu	kg/tU 3 O 8	g/tAu	g/tAg
Olympic Dam 8	UG	285	1.96	0.59	0.72	5	263	1.71	0.53	0.63	4	548	1.84	0.56	0.68	5

Peru		Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo
Antamina 9	OC	57	0.92	0.65	9	280	48	0.98	0.99	11	230	105	0.94	0.80	10	260

Total copper		3,460	0.71	–	–	–	1,900	0.70	–	–	–	5,360	0.71	–	–	–

1
Mineral reserves are being first time reported in accordance with
S-K
1300 and are presented for the portion attributable to BHP’s economic interest. All tonnes and quality information have been rounded, small differences may be present in the totals.

2	Escondida, in which BHP has a 57.5% interest, is considered a material property for purposes of Item 1304 of S-K 1300.

3	Escondida point of reference for the mineral reserves was mine gate.

4	Escondida mineral reserves estimates were based on a copper price of US$2.79/lb.

5
Escondida mineral reserves
cut-off
criteria used was Oxide ≥ 0.20% soluble Cu. For Sulphide ≥ 0.30% Cu and where greater than the variable cut-off
of the concentrator. Sulphide ore is processed in the concentrator plants as a result of an optimised mine plan with consideration of technical and economic parameters in order to maximise net present value. Sulphide Leach ≥ 0.25% Cu and 70% or less of copper contained in chalcopyrite and lower than the variable cut-off
grade. Sulphide leach ore is processed in the leaching plant as an alternative to the concentrator process.

6	Escondida metallurgical recoveries for Oxide 62%; Sulphide Leach 42%; Sulphide 42% for material processed by leaching or 83% for material processed via the concentrator.

7
Pampa Norte, in which BHP has a 100% interest, includes Cerro Colorado and Spence deposits. The mineral reserves estimates were based on a copper price of US$2.79/lb. The point of reference for the mineral reserves was mine gate.

8
Olympic Dam mineral reserves estimates, in which BHP has a 100% interest, were based on a copper price of US$2.79/lb, uranium oxide price of US$28.68/lb, gold price of US$1,535.75/troy oz and silver price of US$17.16/troy oz. The point of reference for the mineral reserves was mine gate, ex-processing.

9
Antamina mineral reserves estimates, in which BHP has a 33.75% interest, were based on a copper price of US$3.30/lb, zinc price of US$1.10/lb, silver price of US$20.70/troy oz and molybdenum price of US$9.30/lb. The point of reference for the mineral reserves was delivery to processing plant.

5.2    Escondida individual property disclosure
5.2.1    Property description
Escondida copper mine (Escondida) is a production stage property operated by Minera Escondida Limitada (MEL) consisting of Escondida and Escondida Norte deposits located in northern Chile, 170 km south-east of Antofagasta at an elevation of approximately 3,100 m above sea level.
The location of the operations centred upon the two pits are listed and shown below.

•	Escondida: Latitude 24°16’ S, Longitude 69° 04’ W

•	Escondida Norte: Latitude 24°13’ S, Longitude 69° 03’ W

5.2.2    Infrastructure
All required infrastructure supporting the current mine plan including roads, rail and port, power and water supply is in place. Access to the property is via a company maintained public road from Antofagasta. The city of Antofagasta is serviced by the regional airport.
The site infrastructure, centred on the two pits, includes three concentrator plants, one heap and one dump leaching process facilities, associated cathode production plant, tailings deposit, along with support and service facilities.
Two MEL owned and operated seawater desalination plants are located at Punta Coloso on the Antofagasta coastline and supply water for processing plants, mine operations and supporting infrastructure via three pipelines to the mine site. Water is recycled from the tailings dam for re-use
in the concentrator plants.
The nearby Coloso port facility receives copper concentrate via a pipeline from the mine site and processes this to a dry concentrate ready for stockpiling and loading via a dedicated concentrate shiploading facility. Both concentrate pipeline and port facilities are owned and operated by MEL.
Additional third-party owned port infrastructure is located at Antofagasta, including rail, train unloading and ship loading facilities.
Escondida utilises an existing privately owned railway system to transport copper cathode product from site and consumables to site through the ports of Antofagasta and Mejillones. Escondida owns a minor rail spur connecting the mine site into the publicly owned railway.
The source of water for the mine, processing plants and supporting infrastructure is provided from two seawater desalination plants located at Punta Coloso, and pumping facilities to site via three pipelines. Water is recycled from the tailings dam for re-use
in the concentrator plants.
Electrical power supplied to site infrastructure was purchased from suppliers Power Angamos and Tamakaya. From FY2023, MEL are expected to be supplied via a third-party renewable power purchase agreement, contributing towards reducing the site’s emissions. The contract has two providers Enel Generation (60%) and Colbun (40%).
The power is supplied at 220kV and then distributed throughout the operations to the required locations via a series of substations. The power transmission system that supplies the mine site is owned and managed by MEL.
The workforce is a combination of employees and contractors supporting the operations. Operational personnel reside on site in MEL accommodation and are sourced from Antofagasta or from other parts of Chile.

5.2.3    Mineral tenure
MEL holds a total of 764 mining concessions covering an area of 406,018 ha. There are 18 principal mining concessions that provide MEL with the right to explore and mine indefinitely, subject to payment of annual license fees. All leases were obtained through the legally established process in which judicial requests are presented to the Chilean state.

Lease name	Registered tenement holder	Expiry date	Surface area (ha)	Annual rent and rate (UTM) 1
Alexis 1/1424	Minera Escondida Ltda.	Permanent	7,059	705.9
Amelia 1/1049	Minera Escondida Ltda.	Permanent	5,235	523.5
Catita 1/376	Minera Escondida Ltda.	Permanent	1,732	173.2
Claudia 1/70	Minera Escondida Ltda.	Permanent	557	55.7
Colorado 501/977	Minera Escondida Ltda.	Permanent	2,385	238.5
Costa 1/1861	Minera Escondida Ltda.	Permanent	9,159	915.9
Donaldo 1/612	Minera Escondida Ltda.	Permanent	3,060	306.0
Ela 1/100	Minera Escondida Ltda.	Permanent	500	50.0
Gata 1 1/100	Minera Escondida Ltda.	Permanent	400	40.0
Gata 2 1/50	Minera Escondida Ltda.	Permanent	200	20.0
Guillermo 1/368	Minera Escondida Ltda.	Permanent	1,785	178.5
Hole 14	Minera Escondida Ltda.	Permanent	1	0.1
Naty 1/46	Minera Escondida Ltda.	Permanent	230	23.0
Paola 1/3000	Minera Escondida Ltda.	Permanent	15,000	1,500.0
Pista 1/22	Minera Escondida Ltda.	Permanent	22	2.2
Pistita 1/5	Minera Escondida Ltda.	Permanent	9	0.9
Ramón 1/640	Minera Escondida Ltda.	Permanent	3,200	320.0
Rola 1/1680	Minera Escondida Ltda.	Permanent	8,400	840.0
	Total		58,934	5,893.0

1
Unidad Tributaria Mensual (UTM) is a Chilean state tax unit valued in Chilean pesos (CLP) per hectare. The 2022 rate is 0.1 UTM. Annual payments are made at the end of the Chilean tax year (end of March) for concessions.

In addition to mining concessions, Chilean law also regulates, independently of mining concessions, the rights to the use of the land surface. MEL owns 155,000 ha of surface rights and these are also renewable on an annual basis. These rights are also obtained through legal process presented to the Chilean state and potentially to other third party owners, including the Chilean “Consejo de Defensa del Estado” as required, MEL’s main surface rights cover operational activities such as pits, dumps, leach pads, plant and other infrastructure.

Infrastructure	Surface rights identifier 1					Surface area (ha)
	Folio	Number	Year	Register	Regional office
Pits, waste dumps, leach pads, plants	619 V	964	1984	Hipotecas y Gravámenes	Bienes Raíces Antofagasta	22,084
Energy transmission lines, aqueducts, mineral pipelines, roads	1121 V	1117	2018	Hipotecas y Gravámenes	Bienes Raíces Antofagasta	26,988

1	As defined by Chilean legal requirements
MEL also holds maritime concessions for the Coloso port facilities. These concessions are requested through submission of the proposed project to the Chilean Ministry of Defence and are awarded by legal decree.
5.2.4    Registrant interest
BHP does not hold any royalty in the Escondida property in addition to its economic interest of 57.5%.
5.2.5    Present condition of property
Escondida is a production-stage property actively operating two open cut mines, Escondida and Escondida Norte.
Continuous resource definition activities are ongoing to upgrade mineral resources understanding to support the mine plans and to develop mineral reserves. These activities include drilling and in-pit
mapping. Geological understanding of the two deposits is supported by a total of approximately 2,700 km of drilling undertaken in a total of approximately 8,600 drill holes.

Surface mining is by drilling and blasting along with shovel/excavator loading and truck haulage from each of the two open pits. Extracted sulphide ore undergoes crushing prior to processing in one of three concentrators with concentrate piped to the Coloso port for drying. Lower grade sulphide ore is directly dumped onto leach pads and is processed by biological leaching. Oxide and transitional ores are processed using heap leaching. Leached products are converted to copper cathode then railed to Antofagasta port.
5.2.6    Physical condition
Construction commenced on the Escondida property in 1988 with first production in 1990. A number of expansion phases followed from 1993 onwards which included the development of additional infrastructure to increase production. Key milestones subsequent to first production in 1990 relating to the development of the operations were:

•	1998 Acid heap leaching of oxides commenced

•	2002 Second concentrator (Phase 4) inaugurated

•	2005 Mining commenced at Escondida Norte

•	2006 Dump bio-leaching of sulphides commenced

•	2007 First desalination plant commenced pumping

•	2016 Third concentrator inaugurated

•	2017 Second desalination plant commenced pumping

•	2020 Operation converted to 100% use of desalination water
The operations undertake planned maintenance programs and implement scheduled replacement of mine fleet and infrastructure components that is intended to maintain the continued reliable operating of equipment, facilities and infrastructure to meet operational requirements.
5.2.7    Book value
The total book value for the Escondida property and its associated plant and equipment was US$10.6 billion as of 30 June 2022.
5.2.8    History of previous operations
Utah International Inc. (Utah) and Getty Oil Co. (Getty) commenced geochemical exploration in the region in 1978 which led to the discovery of Escondida deposit in 1981. In 1984 through corporate acquisitions, BHP acquired the Escondida property. Ownership changed in 1985 to a joint venture between BHP (57.5%), Rio Tinto Zinc (30%), JECO Corporation (10%) and World Bank (2.5%). The joint venture undertook all the subsequent exploration and development work to bring Escondida into operation in 1990. Current ownership, since 2010 is BHP (57.5%), Rio Tinto (30%), JECO Corporation (10%) and JECO 2 Limited (2.5%). Minera Escondida Limitada operates Escondida.
5.2.9    Significant encumbrances
Minera Escondida holds the licenses to operate pursuant to the current mine plan. BHP is not aware of any material encumbrances that would impact the current mineral resources or mineral reserves.
5.2.10    Geology and mineralisation
The Escondida and Escondida Norte copper deposits lie in the Escondida-Sierra de Varas shear lens of the Domeyko Fault System. The deposits are supergene-enriched copper porphyries with primary sulphide mineralisation associated with multiple phase intrusions of monzonite to granodiorite composition into host volcanics.
Primary mineralisation has undergone secondary supergene leaching and enrichment with associated local formation of copper oxide mineralisation, predominately brochantite. Supergene enrichment generated laterally-continuous and sub-horizontal
high-grade sulphide mineralisation zones across the deposit, predominately chalcocite and covellite. The primary hypogene mineralisation, present in the deepest parts of the deposits is chalcopyrite with bornite.

5.2.11    Mineral resources and mineral reserves
Tables of mineral resources and mineral reserves for Escondida reported by ore type are included in section 5.1 above.
5.2.12    Changes to mineral resources and mineral reserves
Mineral resources are being reported for the first time in a filing with the SEC in accordance with
S-K
1300 for the fiscal year ending 30 June 2022. There are no comparable estimates for the preceding year ending 30 June 2021.
Similarly, mineral reserves are being reported for the first time in accordance with
S-K
1300 for the fiscal year ending 30 June 2022. In the preceding year ending 30 June 2021, BHP had reported mineral reserves for Escondida in accordance with the US SEC Industry Guide 7 at a 100% ownership basis.
Total reserves as at 30 June 2022 were 3,560Mt, compared to the previous year as at 30 June 2021 which were 4,010Mt (on an equity basis), a decrease of 11% (-450Mt). The changes were mainly due to the application of economic assumptions relating to commodity prices and costs in response to the disclosure requirements of
S-K
1300 relative to the assumptions we applied for the previous year in accordance with the US SEC Industry Guide 7 with some depletion.
5.2.13    Material assumptions and criteria
Material assumptions in the estimation of mineral resources are:

•	Resources estimated using ordinary kriging.

•	The sample data preparation including data capping.

•	The pit optimisation used to determine the resources that have reasonable prospects of economic extraction based on a copper price of US$3.04/lb.
Material assumptions in the estimation of mineral reserves are:

•	The classified resource model.

•	Variable cut-off grade strategy that maximises throughput for the concentrator, smelter and refinery.

•	Commodity prices, operating and capital costs.
Details of the material assumptions are described in the Technical Report Summary filed as an exhibit to this report, sections 11 Mineral Resource Estimates and 12 Mineral Reserve Estimates.

5.3    Iron ore
Mineral Resources
As at 30 June 2022

Iron ore 1,2	Mining Method	Measured Resources						Indicated Resources						Measured + Indicated Resources						Inferred Resources
		Tonnage	Qualities					Tonnage	Qualities					Tonnage	Qualities					Tonnage	Qualities
		Mt	%Fe	%P	%SiO 2	%Al 2 O 3	%LOI	Mt	%Fe	%P	%SiO 2	%Al 2 O 3	%LOI	Mt	%Fe	%P	%SiO 2	%Al 2 O 3	%LOI	Mt	%Fe	%P	%SiO 2	%Al 2 O 3	%LOI
Australia
WAIO 3,4,5,6,7,8
Mt Newman	OC	250	61.0	0.11	3.5	2.3	6.2	770	59.7	0.13	4.8	2.8	6.3	1,020	60.0	0.12	4.5	2.7	6.3	2,240	59.7	0.12	4.8	2.6	6.4
Goldsworthy 9	OC	100	56.7	0.13	7.9	3.6	6.8	490	58.8	0.08	6.0	3.0	6.0	590	58.4	0.09	6.4	3.1	6.2	3,900	59.9	0.10	5.2	2.3	6.2
Yandi	OC	360	58.3	0.11	4.7	2.4	8.9	1,300	59.4	0.14	4.5	2.3	7.6	1,660	59.2	0.13	4.5	2.3	7.8	1,930	57.9	0.13	5.5	2.6	8.3
Jimblebar	OC	210	60.1	0.10	5.1	2.9	5.2	560	59.5	0.14	5.3	3.1	5.7	760	59.7	0.13	5.2	3.0	5.6	280	58.6	0.10	5.7	3.4	6.2
BHP (Non-JV) 10	OC	170	60.5	0.13	4.8	2.5	5.6	200	59.3	0.13	6.1	2.5	6.0	370	59.9	0.13	5.5	2.5	5.8	2,050	59.0	0.13	4.9	2.8	7.1

Total iron ore		1,090	59.5	0.11	4.8	2.6	6.8	3,320	59.4	0.13	5.0	2.7	6.6	4,400	59.4	0.12	5.0	2.6	6.7	10,410	59.3	0.12	5.1	2.6	6.8

1
Mineral resources are being first time reported in accordance with
S-K
1300 and are presented for the portion attributable to BHP’s economic interest in the respective joint venture. All tonnes and quality information have been rounded, small differences may be present in the totals.

2	Mineral resources are presented exclusive of mineral reserves.

3	WAIO is considered a material property for purposes of Item 1304 of S-K 1300. BHP interest is 85% for all joint ventures except BHP (Non-JV) where it is 100%.

4
Mineral resources qualities are presented as in situ mass percentage on a dry weight basis and tonnage as wet tonnes. Moisture content is based on deposit types, Brockman (BKM) – 3%; Marra Mamba (MM) – 4%; Channel Iron Deposit (CID) – 8% and Detrital Iron Deposits (DID) – 4%.

5	WAIO point reference for the mineral resources was in situ.

6
Mineral resources estimates were based on an iron ore price of US$86/dmt for Platts 62% Fe Fines Index free on board (FOB) Port Hedland basis. Based on the median three-year monthly average price over a timeframe of 1 July 2018 to 30 June 2021.

7	Mineral resource estimates cut-off criteria was based on deposit types identified in the joint venture. These are BKM and MM 54% Fe; CID 52% Fe and DID 58% Fe and less than 6% Al 2 O 3 .

8	WAIO is predominantly a producer of direct shipping ore and the metallurgical recovery was assumed as 100% for the purpose of reporting all mineral resources.

9	Goldsworthy joint venture includes 2 Mt measured + indicated and 3 Mt of inferred mineral resources from the POSMAC joint venture that BHP has a 65% economic interest.

10	BHP (Non-JV) mineral resources are those that are wholly attributable to BHP without associated mineral reserves.

Mineral Reserves
As at 30 June 2022

Iron ore 1	Mining Method	Proven Reserves						Probable Reserves						Total Reserves
		Tonnage	Qualities					Tonnage	Qualities					Tonnage	Qualities
		Mt	%Fe	%P	%SiO 2	%Al 2 O 3	%LOI	Mt	%Fe	%P	%SiO 2	%Al 2 O 3	%LOI	Mt	%Fe	%P	%SiO 2	%Al 2 O 3	%LOI
Australia
WAIO 2,3,4,5,6,7
Mt Newman	OC	240	63.7	0.10	2.9	1.8	3.3	510	61.9	0.11	3.4	2.1	5.3	750	62.5	0.11	3.3	2.0	4.6
Goldsworthy 8	OC	910	62.0	0.09	3.2	1.8	5.8	1,030	61.0	0.08	3.9	1.9	6.4	1,940	61.5	0.08	3.6	1.8	6.1
Jimblebar	OC	480	61.8	0.12	3.4	2.5	5.1	410	61.4	0.11	4.1	2.7	4.7	900	61.6	0.12	3.7	2.6	4.9

Total iron ore		1,630	62.2	0.10	3.2	2.0	5.2	1,960	61.3	0.09	3.8	2.1	5.7	3,590	61.7	0.10	3.6	2.1	5.5

1
Mineral reserves are being first time reported in accordance with
S-K
1300 regulations and are presented for the portion attributable to BHP’s economic interest in the respective joint ventures. All tonnes and quality information have been rounded, small differences may be present in the totals.

2	WAIO is considered a material property for purposes of Item 1304 of S-K 1300. BHP interest is 85% for all joint ventures.

3
Mineral reserves qualities are presented as in situ mass percentage on a dry weight basis and tonnage as wet tonnes. Moisture content is based on deposit types, Brockman (BKM) – 3%; Marra Mamba (MM) – 4%; Channel Iron Deposit (CID) – 8% and Detrital Iron Deposits (DID) – 4%.

4	WAIO point of reference for the mineral reserves was as delivered to the ore handling/process plant.

5	Mineral reserves estimates were based on an iron ore price of US$86/dmt for Platts 62% Fe Fines Index and US$103/dmt for lump, both FOB Port Hedland basis.

6	WAIO joint ventures include Brockman (BKM) and Marra Mamba (MM) deposit types. All mineral reserves estimates applied a cut-off criteria of 58% Fe.

7
WAIO is predominantly a producer of direct shipping ore and the metallurgical recovery was assumed as 99% for Mt Newman and 100% for Goldsworthy and Jimblebar joint ventures for the purposes of reporting mineral reserves.

8	Goldsworthy joint venture includes 11Mt of mineral reserves from the POSMAC joint venture that BHP has a 65% economic interest.

5.4    WAIO individual property disclosure
5.4.1    Property description
WAIO is a production-stage property with mines located in the Pilbara iron ore province in the north-west of Western Australia (WA), Australia and is centred on the regional town of Newman located approximately 1,000 km north of WA’s capital city Perth. The property is accessible from Perth by road via the Great Northern Highway and by air via regular commercial flights to Newman.
Mines, processing facilities, railways and port facilities comprising WAIO are spread over a geographical area of 350 km
N-S
and 250 km
E-W
between Port Hedland and Newman towns in the Pilbara region.
The geographic coordinates of the central points of the five mines are provided below and their locations shown below.

•	Newman: Latitude: 23°21’40” S, Longitude: 119°40’15” E

•	Jimblebar: Latitude: 23°22’40” S, Longitude: 120°07’45” E

•	Mining Area C: Latitude: 22°55’30” S, Longitude: 118°58’55” E

•	South Flank: Latitude: 22°59’35” S, Longitude: 118°59’45” E

•	Yandi: Latitude: 22°43’15” S, Longitude: 119°05’15” E

5.4.2    Infrastructure
Most of the infrastructure required for WAIO to support the current mining operations including roads, airport, rail and port, power and water supply is in place. These have been developed by BHP gradually over the last six decades in pace with staged expansion of production capacity.
WAIO’s mines (Newman, Jimblebar, Mining Area C, South Flank and Yandi) and processing hubs (Newman, Jimblebar, Mining Area C and Yandi) are connected to its two ports (Nelson Point and Finucane Island) located at Port Hedland by a network of more than 1,000 km of rail infrastructure.
The mines have a network of BHP owned roads to service the mining operations and connect to the Great Northern Highway.
Water is sourced from ground water supplies for all WAIO mines, process plants and mine camps. These water supplies are drawn from BHP managed bore fields around mine sites established by WAIO under license for its operations and mine camps. Port Hedland operations are supplied water under contract from the municipal provider, sourced from nearby coastal aquifers.
WAIO has a natural
gas-fired
power plant (Yarnima Power Station, in Newman town), with an installed generator capacity for 190 megawatt. The plant supplies the entire power requirement for all its mining, processing facilities and mine camps. Power consumed for WAIO’s port operations at Port Hedland is purchased via a power purchase agreement with Alinta Energy, a large energy supplier in Australia.
BHP has set up its own accommodation villages / camps at the mines to accommodate its fly-in-fly-out
(FIFO) personnel. In addition to the commercial airport at Newman, BHP has set up private airports at mine sites and operates regular charter flights from Perth directly to transport FIFO workforce.
WAIO relies mainly on FIFO workforce sourced primarily from within Western Australia (Perth and other regional towns) and to a lesser extent from other states in Australia.
5.4.3    Mineral tenure
BHP and its joint venture partners hold mineral rights in 54 mineral titles covering a total area of approximately 4,523 km
2
. Of this, approximately 2,678 km
2
is contributed by eight mineral titles held pursuant to five State Agreement Acts of the state of Western Australia and the remaining area (1,845 km
2
) by 46 mineral titles held pursuant to the Mining Act, 1978 (Western Australia).
The five State Agreement Acts (incorporating agreements between BHP along with its joint venture partners and the state of Western Australia) are ratified by the parliament of Western Australia and provide WAIO long-term tenure security for mineral development. These acts and details of mining titles held pursuant to each State Agreement are provided in the list and table below.

1.	Iron Ore (Mount Newman) Agreement Act 1964 (WA) - ML244SA held by the Mount Newman Joint Venture.

2.
Iron Ore (Mount Goldsworthy) Agreement Act 1964 (WA) - ML235SA and ML249SA held by the Mount Goldsworthy (Northern Areas) Joint Venture and ML281SA held by the Mount Goldsworthy (Area C) Joint Venture.

3.	Iron Ore (Goldsworthy-Nimingarra) Agreement Act 1972 (WA) - M263SA & ML251SA held by the Mount Goldsworthy (Northern Areas) Joint Venture.

4.	Iron Ore (McCamey’s Monster) Agreement Authorisation Act 1972 (WA) - M266SA held by BHP Iron Ore (Jimblebar) Pty Ltd.

5.	Iron Ore (Marillana Creek) Agreement Act 1991 (WA) - M270SA held by the Yandi Joint Venture.

Lease number	Registered tenement holders 1 / interest	Start date	Expiry date 2	Legal area (ha)	Annual rent and rate 4
ML235SA	BHP (85/100), Itochu (8/100), Mitsui (7/100)	5/08/1965	4/08/2028	4,142	$4,818
ML244SA	BHP (85/100), Itochu (10/100), Mitsui (5/100)	7/04/1967	6/04/2030	78,934	$116,342
ML251SA	BHP (85/100), Itochu (8/100), Mitsui (7/100)	22/09/1972	21/09/2035	1,300	$7,433
ML249SA	BHP (85/100), Itochu (8/100), Mitsui (7/100)	8/05/1974	4/08/2028	30,647	$36,618
M266SA	BHP (100/100) 3	11/10/1988	10/10/2030	51,756	$123,468
M263SA	BHP (85/100), Itochu (8/100), Mitsui (7/100)	22/01/1989	21/09/2035	14,323	$325,346
M270SA	BHP (85/100), Itochu (8/100), Mitsui (7/100)	4/09/1991	3/09/2033	30,344	$1,571,645
ML281SA	BHP (85/100), Itochu (8/100), Mitsui (7/100)	26/04/2002	4/08/2028	56,335	$157,882

1
Full Legal entity names for the tenement holders are: (i) BHP: BHP Minerals Pty Ltd, (ii) Mitsui-Itochu: Mitsui-Itochu Iron Pty Ltd, (iii) Itochu: Itochu Minerals & Energy of Australia Pty Ltd and (iv) Mitsui: Mitsui Iron Ore Corporation Pty Ltd.

2
All State Agreement Act leases, except M270SA, have right to successive renewals of 21 years each. M270SA has right to only two renewals, each for 21 years ultimately expiring in 2054. The lease will then revert to Mining Act. BHP will need to engage with the State Government before the expiry to renegotiate the terms of the State Agreement.

3
M266SA is held by BHP Iron Ore (Jimblebar) Pty Ltd, a subsidiary of BHP Minerals Pty Ltd (BHP). In 2013, BHP entered into an incorporated Joint Venture (Jimblebar IJV) with Itochu and Mitsui in respect of the Jimblebar mining hub, owned by BHP Iron Ore (Jimblebar) Pty Ltd (BHPIOJ). The Jimblebar IJV is structured so that BHP, Itochu and Mitsui hold A Class Shares in BHPIOJ, which confer an 85:8:7 economic interest, respectively in the “Jimblebar Assets”, being certain assets of BHPIOJ including the Jimblebar mine. BHPIOJ also owns other assets, called “Excluded Assets”, in which BHP alone holds a 100% economic interest through B Class Shares in BHPIOJ.

4	Statutory Rents and Rates are payable annually to the State Government and the Local Government/Shire respectively.
As at 30 June 2022, all of WAIO’s mineral reserves and 86% of mineral resources (exclusive of mineral reserves) were located on the eight mineral titles held pursuant to the five State Agreement Acts. The remaining 14% of mineral resources are located across the 46 mineral titles held pursuant to the Mining Act. All mineral development and extraction activities are currently being undertaken only within tenements held pursuant to the State Agreement Acts. Activities within the Mining Act tenements are currently limited to exploration work aimed at defining mineral resources.
5.4.4    Registrant interest
In addition to being the majority owner of the property, BHP holds one royalty stream which entitles BHP to earn royalty income in relation to ore produced only from Mining Area C and South Flank. This royalty stream contributed 0.1% of free on board (FOB) revenue in FY2022.
5.4.5    Present condition of property
WAIO is a production-stage property with a large base of mineral reserves and mineral resources.
Exploration activities have been ongoing on the property since the 1960s. Drilling is the primary method for exploration and sampling. From the 1950s to December 2021, WAIO had completed over 145,000 exploration drill holes for a total of 11,400 km, including 8,312 km reverse circulation and 773 km diamond core drilling, across its tenements for the purpose of resource identification and definition. For the past 15 years, annually 400 to 500 km of drilling was carried out.
The exploration activities have occurred in areas adjacent to operating mines (brownfield areas) to replenish mineral resources depleted by mine production. In addition, activities have also been completed in strategic greenfield areas to provide optionality for future development.
All mines are open cut, with ore extracted using excavator and truck. After extraction, the ore is crushed before train loading and transporting to the port for direct shipping.

5.4.6    Physical condition
Production on the WAIO property started in late 1960s from one mine. Currently there are five operating mines, Newman, Yandi, Mining Area C Jimblebar and South Flank, started in 1969, 1992, 2003, 2013 and 2021 respectively. Equipment fleet for the mining operations are replaced and upgraded routinely as required to ensure these are meeting the production targets.
Yandi mine has started its
end-of-life
production ramp down, closure and decommissioning of associated infrastructure commenced in July 2021.
The operations undertake planned maintenance programs and implement scheduled replacement of equipment and infrastructure that is required to maintain the continued reliable operation of the mines and supporting services such as power, port facilities, water supplies and rail.
Modernisation of rail operations and automation of haul trucks are currently in progress.
5.4.7    Book value
The total book value of the WAIO property and its associated plant and equipment was US$17.5 billion on equity ownership basis, as of 30 June 2022.
5.4.8    History of previous operations
Since the 1960s, BHP has been continuously exploring, developing and extracting iron ore at gradually increasing rates of production to keep pace with global sea-borne
market demands.
In 1966, BHP’s joint venture partner Goldsworthy Mining Limited (GML) was the first company to develop an iron ore mine in the Pilbara. The mine, Mount Goldsworthy ceased operations in 1982 with production entirely for export purposes. BHP was initially a joint venture partner in GML, but acquired the full ownership of GML in 1990.
In 1969, BHP developed the Mount Whaleback deposit at Newman entirely for export purposes as a part of the Mount Newman Mining Joint Venture (NJV). The majority ownership of NJV was acquired by BHP in 1986.
In 1991, BHP developed the Yandi deposit and in 1992 acquired the Jimblebar deposits. In the 1990s, subleases tied to ore purchase agreements by a Chinese consortium over part of the Jimblebar deposits and by South Korea’s POSCO for C Deposit at Mining Area C.
Since the 1990s to present day, BHP has been expanding production from its five mining hubs, Newman, Jimblebar, Mining Area C, South Flank and Yandi. South Flank commenced production in May 2021 to replace Yandi production. Yandi is decreasing production towards closure and decommissioning of infrastructure.
5.4.9    Significant encumbrances
BHP is not aware of any significant encumbrances to the property, including current and future permitting requirements and associated timelines or permit conditions.
5.4.10    Geology and mineralisation
The WAIO iron ore deposits are hosted in the late Archaean to early
Proterozoic-age
banded iron formations of the Hamersley Group in the Pilbara region of Western Australia. The two main hosts for bedrock mineralisation in the Hamersley Group are the Brockman and Marra Mamba iron formations.
Brockman Iron Formation tend to have higher phosphorous and alumina concentration (both deleterious elements) with a lower loss-on
ignition than the Marra Mamba Iron Formation. These compositional differences are one of reasons for dividing the ore by stratigraphy. The bedded iron deposits are further subdivided in terms of their genesis and mineralogy into hypogene martite-microplaty hematite and supergene martite-geothite ores.
Widespread detrital sequences occur adjacent to the bedded iron deposits in the form of colluvial-alluvial fans. The detrital deposits economic value depends on the size and concentration and are mostly exploited when associated with bedrock deposits.
In addition, mineralisation is found in fluviatile channel iron deposits of the late Eocene to early Miocene age. The iron content in the channel iron deposits tends to be lower than the bedrock mineralisation, however, they tend to be lower in phosphorous and alumina.
The primary iron bearing minerals are hematite and goethite which vary in concentration within the deposits.
Mineralisation extends more or less continuously over strike lengths of
5-10km
for the majority of deposits, but may extend for up to
50-60km.
The width of mineralisation at surface typically ranges from about 200m up to 1500m. Mineralisation extends to depths of between 100 and 400m and deposits typically have some form of surface expression.

5.4.11    Mineral resources and mineral reserves
Tables of mineral resources and mineral reserves for WAIO reported by joint venture are included in section 5.3 above.
5.4.12    Changes to mineral resources and mineral reserves
Mineral resources are being reported for the first time in a filing with the SEC in accordance with
S-K
1300 for the fiscal year ending 30 June 2022. There are no comparable estimates for the preceding year ending 30 June 2021.
Similarly, mineral reserves are being reported for the first time in accordance with
S-K
1300 for the fiscal year ending 30 June 2022. In the preceding year ending 30 June 2021, BHP reported mineral reserves for WAIO in accordance with the US SEC Industry Guide 7 and at a 100% ownership basis.
Total reserves as at 30 June 2022 were 3,590 Mt, compared to the previous year as at 30 June 2021 which were 3,780 Mt (on equity basis), a decrease of 5% (190 Mt). The changes were mainly due to the application of economic assumptions relating to commodity prices and costs in response to the disclosure requirements of
S-K
1300 relative to the assumptions we applied for the previous year in accordance with the SEC Industry Guide 7, as well as, the removal of mineral reserves late in the life of asset plan requiring updating to current economic assumptions and depletion.
5.4.13    Material assumptions and criteria
Mineral resources estimated for WAIO’s active mines and undeveloped deposits consider the following assumptions:

•	Resources estimated using ordinary kriging and inverse distance weighted methods.

•	Resources are reported exclusive of mineral reserves and are presented as in situ estimates.

•	Resources are reported on a wet tonnage basis for all deposit types associated with the joint ventures.

•	Standard open cut practices are assumed for all ore extraction.

•	Resources are excluded from reporting as appropriate for heritage, environmental, hydrological, tenure, and infrastructure purposes to minimise any potential impacts.
Mineral reserves are estimated for WAIO’s active mining areas and considers the following assumptions:

•	The latest and approved resource models and mineral resource estimates have been used for mine planning and conversion to mineral reserves by application of all relevant modifying factors.

•	The resource models are converted to mining models (WAIO equivalent of a “reserve” model) by regularising the resource model blocks to SMU-sized blocks.

•	The average of the previous three years (FY2019 to FY2021) actual yearly operating and capital costs are used to estimate the cut-off grades and mineral reserves.

•	The median of the three-year trailing calendar monthly average iron ore prices from July 2018 to June 2021 are used to estimate the cut-off grades and mineral reserves.

•	Mineral reserves are estimated using conventional open-cut mining method involving drill and blast with load and haul activities.

•	Pit optimisations are completed to determine economic pit limits using industry standard Lerch-Grossman algorithm.

•
Mine designs including pit, waste dumps and haul roads are generated in industry standard CAD software. The designs incorporate the minimum mining width based on the equipment and slope design parameters from geotechnical models.

•
WAIO’s
run-of-mine
(ROM) ore is direct shipping ore without the need of concentration or beneficiation. The processing method involves simple crushing and screening of the ore to produce lump and fines products.

Details of the material assumptions are described in the Technical Report Summary filed as an exhibit to this report, sections 11 Mineral Resource Estimates, 12 Mineral Reserve Estimates, 13 Mining Methods, 14 Processing and Recovery Methods and 18 Capital and Operating Costs.

5.5    Metallurgical coal
Coal Resources
1
As at 30 June 2022

		Measured Resources				Indicated Resources				Measured + Indicated Resources				Inferred Resources
Metallurgical coal 2,3	Mining method	Tonnage Mt	%Ash	Qualities %VM	%S	Tonnage Mt	%Ash	Qualities %VM	%S	Tonnage Mt	%Ash	Qualities %VM	%S	Tonnage Mt	%Ash	Qualities %VM	%S
Australia
BMA 4,5,6	OC & UG	1,038	9.9	19.8	0.57	599	10.3	20.9	0.60	1,637	10.1	20.2	0.58	746	11.0	22.2	0.58

Total metallurgical coal		1,038	9.9	19.8	0.57	599	10.3	20.9	0.60	1,637	10.1	20.2	0.58	746	11.0	22.2	0.58

1	Coal resources is used as an equivalent term to mineral resources.

2
Coal resources are being first time reported in accordance with
S-K
1300 and are presented for the portion attributable to BHP’s economic interest in the respective joint venture. All tonnes and quality information have been rounded, small differences may be present in the totals.

3	Coal resources are presented exclusive of coal reserves.

4	BMA mineral resources, in which BHP has a 50% interest, includes Goonyella Complex, Daunia, Caval Ridge, Peak Downs, Saraji, Saraji South and Blackwater deposits.

5	The point of reference for the coal resources tonnage estimates is in situ. Coal qualities are presented as a potential product on an air-dried basis.

6
Coal resources estimates comprise 94% metallurgical and 6% thermal coal product categories. Coal resources were assessed for reasonable prospects of economic extraction assuming a hard coking coal (Met) price of US$197/t and a thermal coal price of US$96/t for optimisation studies.

Coal Reserves
1
As at 30 June 2022

		Proven Reserves	Probable Reserves	Total Reserves	Proven Marketable Reserves				Probable Marketable Reserves				Total Marketable Reserves
Metallurgical coal 2	Mining method	Tonnage Mt	Tonnage Mt	Tonnage Mt	Tonnage Mt	%Ash	Qualities %VM	%S	Tonnage Mt	%Ash	Qualities %VM	%S	Tonnage Mt	%Ash	Qualities %VM	%S
Australia
BMA 3,4,5,6	OC & UG	1,012	283	1,295	659	10.0	21.1	0.56	169	10.4	22.3	0.62	828	10.0	21.4	0.57

Total metallurgical coal		1,012	283	1,295	659	10.0	21.1	0.56	169	10.4	22.3	0.62	828	10.0	21.4	0.57

1	Coal reserves is used as an equivalent term to mineral reserves.

2
Coal reserves are being first time reported in accordance with
S-K
1300 and are presented for the portion attributable to BHP’s economic interest in the respective joint venture. All tonnes and quality information have been rounded, small differences may be present in the totals.

3	BMA mineral reserves, in which BHP has a 50% interest, includes Goonyella Complex, Daunia, Caval Ridge, Peak Downs, Saraji, Saraji South and Blackwater deposits.

4
Total coal reserves were at a 4% moisture content when mined. Total marketable reserves were at a product specification moisture content
(9.5-10%
Goonyella Complex; 9.5% Peak Downs; 10.5% Caval Ridge; 10.1% Saraji;
10-11%
Saraji South;
7.5-11.5%
Blackwater;
10-10.5%
Daunia) and at an
air-dried
quality basis for sale after the beneficiation of the total coal reserves.

5	The point of reference for the coal reserves was delivery to the coal handling process plants.

6
Coal reserves estimates comprise 95% hard coking coal, 2% soft coking coal, 1% pulverised coal injection (PCI) and 2% thermal coal product categories. Coal reserves prices used for each of the coal categories were hard coking coal US$155/t, soft coking coal US$98/t, PCI US$99/t and thermal coal US$75/t.

5.6    Energy coal
Coal Resources
1
As at 30 June 2022

		Measured Resources					Indicated Resources					Measured + Indicated Resources					Inferred Resources
Energy coal 2,3	Mining Method	Tonnage Mt	%Ash	Qualities %VM	%S	Kcal/kgCV	Tonnage Mt	%Ash	Qualities %VM	%S	Kcal/kgCV	Tonnage Mt	%Ash	Qualities %VM	%S	Kcal/kgCV	Tonnage Mt	%Ash	Qualities %VM	%S	Kcal/kgCV
Australia
NSWEC 4,5,6,7	OC	6.2	19.0	29.6	0.66	6,170	0.6	19.7	29.3	0.54	6,060	6.8	19.2	29.5	0.63	6,130	8.6	23.1	28.8	0.49	5,720

Total energy coal		6.2	19.0	29.6	0.66	6,170	0.6	19.7	29.3	0.54	6,060	6.8	19.2	29.5	0.63	6,130	8.6	23.1	28.8	0.49	5,720

1	Coal resources is used as an equivalent term to mineral resources.

2
Coal resources are being first time reported in accordance with
S-K
1300 and are presented for the portion attributable to BHP’s economic interest. All tonnes and quality information have been rounded, small differences may be present in the totals.

3	Coal resources are presented exclusive of coal reserves.

4	NSWEC, in which BHP has a 100% interest, includes Mt Arthur Coal deposit.

5	Coal qualities are reported on an air-dried in situ basis. Tonnages are reported as in situ.

6	The point of reference for the coal resources was in situ.

7	Coal resources estimates were based on thermal coal price of US$96/t.
Coal Reserves
1
As at 30 June 2022

		Proven Reserves	Probable Reserves	Total Reserves	Proven Marketable Reserves					Probable Marketable Reserves					Total Marketable Reserves
Energy coal 2	Mining Method	Tonnage Mt	Tonnage Mt	Tonnage Mt	Tonnage Mt	%Ash	Qualities %VM	%S	Kcal/kgCV	Tonnage Mt	%Ash	Qualities %VM	%S	Kcal/kgCV	Tonnage Mt	%Ash	Qualities %VM	%S	Kcal/kgCV
Australia
NSWEC 3,4,5,6	OC	95	49	144	69	15.8	30.5	0.53	5,880	36	15.8	30.4	0.53	5,880	104	15.8	30.4	0.53	5,880

Total energy coal		95	49	144	69	15.8	30.5	0.53	5,880	36	15.8	30.4	0.53	5,880	104	15.8	30.4	0.53	5,880

1	Coal reserves is used as an equivalent term to mineral reserves.

2
Coal reserves are being first time reported in accordance with
S-K
1300 and are presented for the portion attributable to BHP’s economic interest. All tonnes and quality information have been rounded, small differences may be present in the totals.

3	NSWEC, in which BHP has a 100% interest, includes Mt Arthur Coal deposit.

4
Coal qualities are presented as a potential product on an
air-dried
basis. Tonnages for the coal reserves are reported on an in situ moisture basis. Moisture when mined was 8.7% and for marketable reserves was 9.5%.

5	The point of reference for the coal reserves was as delivered to the coal handling process plant.

6	Coal reserves estimates were based on thermal coal price of US$85/t.

5.7    Potash
Mineral Resources
As at 30 June 2022

		Measured Resources				Indicated Resources				Measured + Indicated Resources				Inferred Resources
Potash 1,2	Mining Method	Tonnage Mt	%K 2 O	Qualities %Insol.	%MgO	Tonnage Mt	%K 2 O	Qualities %Insol.	%MgO	Tonnage Mt	%K 2 O	Qualities %Insol.	%MgO	Tonnage Mt	%K 2 O	Qualities %Insol.	%MgO
Canada
Jansen 3,4,5,6,7,8,9,10
LPL	UG	–	–	–	–	–	–	–	–	–	–	–	–	1,280	25.6	7.7	0.08

Total potash		–	–	–	–	–	–	–	–	–	–	–	–	1,280	25.6	7.7	0.08

1
Mineral resources are being first time reported in accordance with
S-K
1300 and are presented for the portion attributable to BHP’s economic interest. All tonnes and quality information have been rounded, small differences may be present in the totals.

2	Mineral resources are presented exclusive of mineral reserves.

3	Jansen, in which BHP has a 100% interest, is considered a material property for the purposes of item 1304 of S-K 1300.

4	The point of reference for the mineral resources was in situ.

5	Mineral resources estimate was based on a potash price of US$338/t. The primary basis was Nutrien’s quarterly published offshore and onshore realised price from 2008 to 2020.

6	Mineral resources are stated for the Lower Patient Lake (LPL) potash unit and using a seam thickness of 3.96 m from the top of 406 clay seam.

7	Mineral resources are based on the expected metallurgical recovery of 92%.

8
Potash or sylvite (KCl) content of the deposit is reported in potassium oxide form (K
2
O). The conversion from KCl to K
2
O uses a mineralogical conversion factor of 1.583, for example, 25.6% K
2
O grade is equivalent to 40.5% KCl.

9	% MgO is used as a measure of carnallite (KCl.MgCl 2 .6H 2 O) content where per cent carnallite equivalent = % MgO x 6.8918.

10	Mineral resources tonnages are reported on an in situ moisture content basis and was estimated to be 0.3%.
Mineral Reserves
As at 30 June 2022

		Proven Reserves				Probable Reserves				Total Reserves
Potash 1,2	Mining Method	Tonnage Mt	%K 2 O	Qualities %Insol.	%MgO	Tonnage Mt	%K 2 O	Qualities %Insol.	%MgO	Tonnage Mt	%K 2 O	Qualities %Insol.	%MgO
Canada
Jansen 3,4,5,6,7,8,9
LPL	UG	–	–	–	–	1,070	24.9	7.5	0.10	1,070	24.9	7.5	0.10

Total potash		–	–	–	–	1,070	24.9	7.5	0.10	1,070	24.9	7.5	0.10

1
Mineral reserves are being first time reported in accordance with
S-K
1300 and are presented for the portion attributable to BHP’s economic interest. All tonnes and quality information have been rounded, small differences may be present in the totals.

2	Jansen, in which BHP has a 100% interest, is considered a material property for the purposes of item 1304 of S-K 1300.

3	The point of reference for the mineral reserves was ore as delivered to the mill for processing.

4	Mineral reserves estimates were based on a potash price of US$338/t. The primary basis was Nutrien’s quarterly published offshore and onshore realised price from 2008 to 2020.

5	Mineral reserves estimates cut-off is a function of mining parameters and seam thickness. The calculated cut-off grade from economic modelling where the mine plan would be break-even is 11.6% K 2 O.

6	Mineral reserves are based on the expected metallurgical recovery of 92%.

7
Potash or sylvite (KCl) content of the deposit is reported in potassium oxide form (K
2
O). The conversion from KCl to K
2
O uses a mineralogical conversion factor of 1.583, for example, 25.6% K
2
O grade is equivalent to 40.5% KCl.

8	% MgO is used as a measure of carnallite (KCl.MgCl 2 .6H 2 O) content where per cent carnallite equivalent = % MgO x 6.8918.

9	Mineral reserves tonnages are reported on an in-situ moisture content basis and was estimated to be 0.3%.

5.8    Jansen individual property disclosure
5.8.1    Property description
The Jansen potash project is located in the rural municipalities of Leroy and Prairie Rose in the province of Saskatchewan, Canada, approximately 150 kilometres east of the city of Saskatoon.
The geographic coordinate location for the service shaft is Latitude 51°53’56.62“N and Longitude 104°42’53.44“W.

5.8.2    Infrastructure
The site is accessed by road from provincial Highway 16 approximately 12 kilometres to the south and Highway 5 approximately 32 kilometres to the north. Access to the mine site from these highways uses upgraded secondary and/or primary roads from the village of Jansen to the south and the town of LeRoy to the north. The nearest commercial airport is in the city of Saskatoon.
Communications, power, water, and natural gas are provided by provincial crown corporations. The pipeline connection to the Saskatoon South East Water Supply system for Jansen’s primary water use is complete. The natural gas supply pipeline has been installed. Currently temporary construction power is provided by SaskPower with a 138 kV overhead line, the permanent 230kV supply is to be completed when mine construction is complete.
The Jansen site has two mine shafts, the service shaft and the production shaft. The service shaft permanent headframe, hoist houses, and collar house are constructed. The production shaft sinking headframe and ground mounted drum winders are installed and in use.
A third party rail provider is planned to transport the potash produced from the Jansen site to the port terminal, located in Delta, British Columbia, Canada, which is owned and operated by a third party provider. The port facility will unload the railcars, store the product, and load shipping vessels.
The processing facilities to be constructed at Jansen include:

•	Raw ore handling, storage and crushing;

•	Process mill building wet area comprising attrition scrubbing, de-sliming, flotation and de-brining;

•	Process mill building dry area comprising drying, screening, compaction and glazing;

•	Tailings processing, crystallizer and reagents;

•	Product handling, storage and loadout.
Employees of Jansen mine are anticipated to reside in several existing communities located in the area.
5.8.3    Mineral tenure
The total area of the Jansen project lease is approximately 115,638 ha. Most mineral rights parcels are owned by the Saskatchewan Crown, the remaining mineral parcels are owned by individuals or corporations. To gain access to the potash within mineral parcels owned by individuals or corporations (‘freehold mineral lease’), BHP must either purchase the mineral parcels or negotiate mineral lease agreement(s) with the registered owner(s) of the mineral parcel(s). The freehold mineral leases secured by BHP have a term of 21 years and are renewable at the option of BHP for successive terms of 21 years. An annual rental payment of CA$4.94/hectare is also paid to keep these leases in good standing.
All surface lands that form part of the Jansen mine operations footprint have been acquired by BHP Canada.
On 23 November 2012, the Government of Saskatchewan and BHP Canada entered into Potash Lease Special Agreement KLSA 011. This agreement gives BHP the exclusive right to search for, dig, work, mine, extract, recover, process, and carry away subsurface minerals under or within all of the Saskatchewan Crown mineral parcels of KLSA 011. The lease pertains to two categories of lands, ‘KLSA 011 Core Lands’ comprising primarily the mineral reserves and ‘KLSA 011 Expansion Lands’, area outside mineral reserves that includes the primarily inferred resources.
During the first three years of KLSA 011, BHP was required to complete CA$12M of work on the lease area. This work commitment has been met.

Lease description	Area (ha)%		Expiry date	Annual lease payment 1
Jansen project total lease area	115,638	100
KLSA 011 Core lands	63,939.43	55	22/11/2033	1,056,623.66
KLSA 011 Expansion lands	41,724.73	36	22/11/2033
BHP acquired freehold mineral rights	8,997.56	8	Not applicable
Total of Core, Expansion, and acquired freehold mineral rights	114,661.72	99

1	Annual lease payment in CA$

5.8.4    Registrant interest
BHP does not hold any royalty in Jansen in addition to its economic interest of 100%.
5.8.5    Present condition of property
Jansen is currently in construction phase. A substantial portion of the site grading, drainage and road network is in place. The site is connected to natural gas supply, construction electrical power, communication fibre and non-potable
water. A 2,600 person construction camp has been constructed and in use. The service shaft and the production shaft have been excavated and hydrostatically lined. The service shaft permanent headframe, hoist houses, and collar house are constructed. The production shaft sinking headframe and ground mounted drum winders are installed and in use.
5.8.6    Physical condition
Jansen is a development stage property that is in the process of construction with board approval to proceed with Stage 1 announced in August 2021. Some permanent infrastructure is in place including site facilities, service and production shafts, along with temporary construction infrastructure. BHP has a construction program to complete all the necessary requirements such as installation of processing, underground development, mining equipment, rail and port facilities to enable the mine to commence operations.
5.8.7    Book value
The total book value for the Jansen property and its associated plant and equipment was US$3.7 billion as of 30 June 2022.
5.8.8    History of previous operations
There is no history of previous operations on the Jansen project area.
5.8.9    Significant encumbrances
There have been no material encumbrances to the property identified as of the date of this report. Federal, provincial, municipal permits and approval for construction and operation have been received. All material permits that have been applied for to-date
have been received.
5.8.10    Geology and mineralisation
The Jansen potash deposit is located within the Williston Basin, a large, intracratonic, and horizontally bedded sedimentary basin that has not been subject to structural deformation, either faulting or folding.
The potash beds are hosted within the Prairie Evaporite Formation, in regionally extensive, horizontal layers created by the repeated, cyclical evaporation of a shallow, inland sea during the Devonian period. The potash deposit extends from east to west in the province and are relatively uniform, except where there are anomalies due to local alterations or disruption of the potash beds.
In the Jansen area, the potash is at a depth of 800 to 1,050 metres. Two potash members are present the Patience Lake and Belle Plaine Members. The Patience Lake Member is further subdivided into Upper Patience Lake and Lower Patience Lake sub-members.
The Lower Patience Lake
sub-member
is the potash horizon targeted for Jansen. The Lower Patience Lake sub-member
is composed of sylvite (KCl), halite (NaCl) with variable amounts of disseminated insolubles and clay seams. Carnallite (KCl.MgCl
2
.6H
2
O), a mineral which can impact processing and ground stability, occasionally occurs in place of sylvite within the potash layer. Large carnallite zones can typically be mapped using 3D seismic survey information.
The Dawson Bay Formation includes the Second Red Beds Member and the Dawson Bay Carbonate members which overlay the Prairie Evaporite Formation. The Dawson Bay Formation in the Jansen area is expected to have low permeability or relatively low inflow deliverability potential.
Approximately 400 metres below the Prairie Evaporite Formation are the Cambrian-Ordovician Winnipeg and Deadwood formations. Sediments of these formations were deposited in near shore, shallow water marine environments on top of the Precambrian rocks. The coarse to fine sands of the formations, host a vast deep saline aquifer that is used for brine disposal.

5.8.11    Mineral resources and mineral reserves
Tables of mineral resources and mineral reserves for Jansen reported by ore type are included in section 5.7 above.
5.8.12    Changes to mineral resources and mineral reserves
Mineral resources and mineral reserves are being reported for the first time in a filing with the SEC in accordance with
S-K
1300 for the fiscal year ending 30 June 2022. There are no comparable estimates for the preceding year ending 30 June 2021.
5.8.13    Material assumptions and criteria
The key assumptions in the estimation of mineral resources are summarised as:

•	Cut-off parameter of 3.96 m from the top of the 406 clay seam contact with the top of Lower Patience Lake sub-member, aligned with the mining equipment requirements.

•
Geological anomalies identification including collapses representing potential water ingress hazards, carnallite anomalies impacting extraction and processing and no potash zones creating additional dilution.

•	Exclusion zones sterilising sections of the reserves due to lease boundaries and around drill holes.

•	Brine and solid salt waste estimate for disposal modelling into the aquifer and tailings management area.
The key assumptions in the estimation of mineral reserves are summarised as:

•	The mining method will be continuous mining using long room and pillar method.

•	Extraction ratios to reduce stress and provide room stability.

•	Thickness of the roof salt beam (horizon) as potential planes of weakness, impacting amount of ground support or dilution estimates.

•	Mine design layout maximising the Mineral Resource extraction based on estimated thicknesses, avoiding anomalies (collapse, massive carnallite and no potash zones) and salt beam modelling.

•	Commodity price and operating costs.
Details of the material assumptions are described in the Technical Report Summary filed as an exhibit to this report, sections 11 Mineral Resource Estimates, 12 Mineral Reserve Estimates and 13 Mining Methods.

5.9     Nickel
Mineral Resources
As at 30 June 2022

Nickel 1,2	Mining Method	Measured Resources		Indicated Resources		Measured + Indicated Resources		Inferred Resources
		Tonnage Mt	Qualities %Ni	Tonnage Mt	Qualities %Ni	Tonnage Mt	Qualities %Ni	Tonnage Mt	Qualities %Ni
Australia
Nickel West 3,4,5	OC & UG	54	0.59	166	0.73	220	0.69	20	0.75

Total nickel		54	0.59	166	0.73	220	0.69	20	0.75

1
Mineral resources are being first time reported in accordance with
S-K
1300 and are presented for the portion attributable to BHP’s economic interest. All tonnes and quality information have been rounded, small differences may be present in the totals.

2	Mineral resources are presented exclusive of mineral reserves.

3	Nickel West mineral resources, in which BHP has a 100% interest, includes Leinster, Mt Keith, Yakabindie, Venus and Honeymoon Well deposits.

4	The point of reference for the mineral resources was delivery to Leinster gatehouse.

5	Mineral resources estimates were based on a nickel price of US$7.24/lb.
Mineral Reserves
As at 30 June 2022

Nickel 1	Mining Method	Proven Reserves		Probable Reserves		Total Reserves
		Tonnage Mt	Qualities %Ni	Tonnage Mt	Qualities %Ni	Tonnage Mt	Qualities %Ni
Australia
Nickel West 2,3,4	OC & UG	110	0.58	47	0.72	157	0.62

Total nickel		110	0.58	47	0.72	157	0.62

1
Mineral reserves are being first time reported in accordance with
S-K
1300 and are presented for the portion attributable to BHP’s economic interest. All tonnes and quality information have been rounded, small differences may be present in the totals.

2	Nickel West mineral reserves, in which BHP has a 100% interest, includes Leinster, Mt Keith and Yakabindie deposits.

3	The point of reference for the mineral reserves was delivery to Leinster gatehouse.

4	Mineral reserves estimates were based on nickel price of US$6.13/lb.

6    Major projects
The Jansen Stage 1 project was tracking to plan at the end of FY2022. We are working to bring forward Jansen Stage 1 first production to 2026 and assessing options to accelerate Jansen Stage 2. Approximately US$740 million in capital expenditure is planned for work at Jansen Stage 1 in FY2023, which is expected to continue to focus on civil and mechanical construction on the surface and underground, as well as equipment procurement and port construction.

Commodity	Project and ownership	Project scope/capacity 1	Capital expenditure 1 US$M	Date of initial production	Progress/comments
			Budget	Target
Projects completed during FY2022
Potash	Jansen Potash Project (Canada) 100%	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities	2,972	CY2027	Completed in June 2022
Projects in execution at 30 June 2022
Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.35 Mtpa	5,723	CY2027	Approved in August 2021. The project is 8% complete

1
Unless noted otherwise, references to capacity are on a 100 per cent basis, references to capital expenditure from subsidiaries are reported on a 100 per cent basis and references to capital expenditure from joint operations reflects BHP’s share.

Capital and exploration expenditure (continuing operations) of US$6.1 billion in the 2022 financial year was lower than guidance of US$6.5 billion primarily due to favourable exchange rate movements. This included maintenance expenditure of US$2.8 billion and exploration of US$256 million.
Capital and exploration expenditure of approximately US$7.6 billion and US$9.0 billion are expected for the 2023 and 2024 financial years, including a US$0.4 billion exploration program planned in the 2023 financial year. In the medium term, capital and exploration expenditure of approximately US$10 billion per annum on average is expected. Guidance is subject to exchange rate movements.

7    People – performance data – 2022
Table 1 – Workforce data and diversity by region FY2022

					Employees by gender number and %
Region	Number and % of employees		Average number and % of contractors 2		Male	Male %	Female	Female %
Asia	1,544	3.9	2,188	5.4	619	40.1	925	59.9
Australia	29,368	74.9	20,052	49.8	20,341	69.3	9,027	30.7
Europe	61	0.2	10	<1.0	29	47.5	32	52.5
North America	467	1.2	928	2.3	259	55.5	208	44.5
South America	7,770	19.8	17,083	42.4	5,288	68.1	2,482	31.9

Total	39,210	100	40,261	100	26,536	67.7	12,674	32.3

Table 2 – Employees by category and diversity for FY2022

			Gender		Region
Employment category	Total	% of Total	Male	Female	Asia	Australia	Europe	North America	South America
Full time	36,965	94.3	25,622	11,343	1,513	27,489	56	459	7,448
Part time	1,233	3.1	581	652	3	1,224	4	2
Fixed term full time	943	2.4	311	632	28	587	1	5	322
Fixed term part time	28	0.1	6	22		27		1
Casual	41	0.1	16	25		41

Total	39,210	100	26,536	12,674	1,544	29,368	61	467	7,770

Table 3 – Employees by category and diversity for FY2022

		Gender		Gender %		Age group %
Category	Total	Male	Female	Male %	Female %	Under 30	30-39	40-49	50+
Senior leaders	259	168	91	64.9	35.1	0.0	12.4	53.6	34.0
Managers	1,228	781	447	63.6	36.4	0.2	28.3	48.5	23.0
Supervising and professional	16,208	10,131	6,077	62.5	37.5	10.1	40.4	31.2	18.3
Operators and general support	21,515	15,456	6,059	71.8	28.2	18	29.7	26.3	26.0

Total	39,210	26,536	12,674	67.7	32.3	14.0	34.0	29.2	22.8

1	Based on a ‘point in time’ snapshot of employees as at 30 June including employees on extended absence, which was 948 in FY2022. There is no significant seasonal variation in employment numbers.

2	Contractor data is collected from internal surveys and the organisation systems and averages for a 10-month period.

3
Employees who left BHP via the merger of our Petroleum business with WoodsideEnergy Group Ltd (Woodside), which completed on 1 June 2022 (approximately 1,000 employees), or the sale of our 80 per cent interest in BHP Mitsui Coal Pty Ltd (BMC) to Stanmore Resources, which completed on 3 May 2022 (approximately 500 employees) are excluded.

8    Legal proceedings
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
COVID-19
pandemic.
Legal proceedings relating to the failure of the Fundão tailings dam at the Samarco iron ore operations in Minas Gerais and Espírito Santo (Samarco dam failure)
The Group is engaged in numerous legal proceedings relating to the Samarco dam failure. While there has been progress in priority areas, such as individual compensation and indemnification for the damage caused by the dam failure, it is not possible at this time to provide a range of possible outcomes for all proceedings or a reliable estimate of potential future exposures. There are numerous additional lawsuits against Samarco relating to the dam failure to which the Group is not party. Currently, there are approximately 54 ongoing public civil claims and 36 that are suspended. The most significant of these proceedings are summarised below.
R$20 billion public civil claim commenced by the Federal Government of Brazil, states of Espírito Santo and Minas Gerais and other authorities (R$20 billion Public Civil claim)
On 30 November 2015, the Federal Government of Brazil, states of Espírito Santo and Minas Gerais and other public authorities collectively filed a public civil claim before the 12 th
Federal Court of Belo Horizonte against Samarco and its shareholders, BHP Billiton Brasil Ltda. (BHP Brasil) and Vale S.A. (Vale), seeking the establishment of a fund of up to R$20 billion (approximately US$4 billion) in aggregate for clean-up
costs and damages.
On 2 March 2016, Samarco, BHP Brasil and Vale, entered into a Framework Agreement with the states of Espírito Santo and Minas Gerais and other public authorities to establish a foundation (Fundação Renova) to develop and execute environmental and socioeconomic programs (Programs) to remediate and provide compensation for damage caused by the Samarco dam failure.
The term of the Framework Agreement is 15 years, renewable for periods of one year successively until all obligations under the Framework Agreement have been performed. Under the Framework Agreement, Samarco is responsible, as a primary obligor, for funding Fundação Renova’s annual calendar year budget for the duration of the Framework Agreement. The amount of funding for each calendar year will be dependent on the remediation and compensation projects to be undertaken in a particular year. To the extent that Samarco does not meet its funding obligations under the Framework Agreement, each of BHP Brasil and Vale has funding obligations under the Framework Agreement, as secondary obligors, in proportion to its 50 per cent shareholding in Samarco.
R$155 billion public civil claim commenced by the Federal Public Prosecutors’ Office (R$155 billion Federal Public Prosecutors’ Office claim)
On 3 May 2016, the Brazilian Federal Public Prosecutors’ Office filed a public civil claim before the 12 th
Federal Court of Belo Horizonte against Samarco, BHP Brasil and Vale – as well as 18 other public entities (which has since been reduced to five defendants
1
by the 12
th
Federal Court) – seeking R$155 billion (approximately US$30 billion) for reparation, compensation and collective moral damages in relation to the Samarco dam failure.
This public civil claim and the R$20 billion Public Civil claim are broad claims that encompass the majority of the public civil claims filed against Samarco, BHP Brasil and Vale. For this reason, the 12 th
Federal Court has suspended other public civil claims while negotiations continue in relation to the settlement of the R$155 billion Federal Public Prosecutors’ Office claim.
This public civil claim was suspended for a period of two years from the date of ratification of the Governance Agreement (described below) on 8 August 2018.
On 19 March 2021, the parties to the case agreed to extend the suspension of this case until 27 April 2021. Although the stay period has formally elapsed, neither party has made any filings to date, and the parties are engaged in negotiations to seek a definitive settlement (summarised below).

1	Currently, solely BHP Brasil, Vale and Samarco, the Federal Government and the state of Minas Gerais are defendants.

Governance Agreement
On 25 June 2018, Samarco, BHP Brasil, Vale, the other parties to the Framework Agreement, the Public Prosecutors’ Office
2
and the Public Defense Office
3
entered into a Governance Agreement, which settled the R$20 billion Public Civil claim and established a process to renegotiate the Programs over two years to progress settlement of the R$155 billion Federal Public Prosecutors’ Office claim.
Under the Governance Agreement, renegotiation of the Programs will be based on certain agreed principles, including full reparation consistent with Brazilian law, the requirement for a technical basis for any proposed changes, consideration of findings from experts appointed by Samarco, BHP Brasil and Vale, consideration of findings from experts appointed by prosecutors and consideration of feedback from impacted communities.
Since early CY2021, the parties have been engaging in negotiations to seek a definitive and substantive settlement of claims relating to the dam failure. The negotiations are overseen by the President of the National Council of Justice, as the Chief Justice of the Supreme Court in Brazil, and are expected to continue until at least the expected end of the term of the current President on 31 August 2022. Outcomes of the negotiations are highly uncertain, and it is therefore not possible to provide a reliable estimate of potential outcomes and there is a risk that a negotiated outcome may be materially higher than amounts currently reflected in the Samarco dam failure provision. Until revisions to the Programs are agreed, Fundação Renova will continue to implement the Programs in accordance with the terms of the Framework Agreement and the Governance Agreement.
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
In the context of these Enforcement Proceedings, Samarco, BHP Brasil and Vale are seeking determinations, including, among other things, the repealing of fishing bans ordered by the courts or administration entities, set-off
of compensation paid against future damages that may need to be paid, and regarding the hiring and supervision of technical assistants to impacted people.
In August 2020, a Simplified Indemnification System (the Novel System) was created by the 12 th
Federal Court of Belo Horizonte with specific rules designed for those who could not easily demonstrate their status as an impacted person based on ‘rough justice’ principles. Led by Fundação Renova, the Novel System has, as at the date of this Report, settled with more than 68,000 claimants who were able to prove their damages, with approximately 66,500 claims already having been paid.
On 26 June 2022, the President of the Federal Court of Appeals issued a preliminary ruling applying to impacted persons from Naque (a city in Minas Gerais) regarding the Novel System, determining that its terms do not provide a full release from damages. The amounts paid under the Novel System should therefore be considered as a ‘minimum indemnification’ granting a partial release from damages. For the same reasons, it was also determined that impacted persons should have the option to seek legal representation when settling claims under the Novel System, and that the Novel System settlement agreement does not prevent impacted persons from pursuing lawsuits in foreign jurisdictions. On 1 July 2022, the Federal Prosecutors filed a motion requesting the extension of the decision to all affected areas, as well as any settlements which have already been paid. On 6 July 2022, BHP Brasil filed its appeal and, as at the date of this Report, no decision has been made.
On 30 June 2022, the 12
th
Federal Court of Belo Horizonte extended the deadline for claim applications under the Novel System from 30 June 2022 to 31 August 2022.

2	The Public Prosecutors’ Office includes the Federal, State of Minas Gerais and State of Espírito Santo public prosecutors’ offices.

3	The Public Defense Office includes the Federal, State of Minas Gerais and State of Espírito Santo public defense offices.

Samarco’s judicial reorganisation
On 9 April 2021, Samarco filed for judicial reorganisation (JR) with the Second Business State Court for the Belo Horizonte District of Minas Gerais (JR Court). The JR proceeding seeks to enable Samarco to negotiate and implement an orderly restructuring of its financial indebtedness in order to establish a sustainable financial position for Samarco, among other things, to continue to rebuild its operations and meet its Fundação Renova obligations. Samarco filed for JR following multiple enforcement actions filed by some of Samarco’s creditors that threatened its operations. The JR Court granted Samarco’s JR motion on 12 April 2021 and granted a stay of the enforcement actions.
On 10 June 2021, Samarco submitted its first proposed Plan of Reorganisation (Plan) to the JR Court. Certain of Samarco’s creditors have submitted formal objections to the Plan.
On 18 August 2021, the State Prosecutor’s Office filed an application to hold BHP Brasil and Vale responsible for Samarco’s debt. On 18 October 2021, certain creditors of Samarco filed a similar application with the same purpose. Neither application has been decided yet.
Pursuant to the list of creditors produced by Judicial Administrators appointed by the JR Court, Samarco’s obligation to fund Renova is not subject to the JR. Certain creditors of Samarco have challenged the Judicial Administrators’ list of creditors. Among other things, such creditors are seeking to disallow shareholders’ claims against Samarco and impair Samarco’s obligation to fund Renova. No final decision has been rendered on these issues yet.
Certain creditors of Samarco have also requested that the JR Court appoint an examiner and a judicial manager for Samarco. The JR Court has not ruled on that request yet.
On 18 April 2022, certain creditors of Samarco voted to reject the Plan in a General Meeting of Creditors (GMC). Samarco, BHP Brasil and Vale have challenged the votes of such creditors and the JR Court has not ruled on such challenge yet.
On 18 May 2022, certain creditors of Samarco submitted an alternative plan of reorganisation (Lenders Plan), which, among other things, caps Samarco’s Renova funding obligations and contemplates a change in Samarco’s control. On the same date, the local labour unions also filed an alternative plan with the support of Samarco’s shareholders. Samarco, BHP Brasil and Vale filed objections to the Lenders Plan, which are pending. No plan of reorganisation has been approved or confirmed.
No BHP entity is a debtor in Samarco’s JR case. BHP Brasil is participating in Samarco’s JR proceeding in its capacities as a shareholder and creditor of Samarco.
United States Chapter 15 case
On 19 April 2021, Samarco filed a petition with the US Bankruptcy Court for the Southern District of New York seeking recognition of the JR proceeding under Chapter 15 of the US Bankruptcy Code. On 13 May 2021, the US Bankruptcy Court granted recognition of the JR proceeding as a ‘foreign main proceeding’ and accordingly stayed enforcement actions against Samarco in US territory. No BHP entity is a debtor in Samarco’s Chapter 15 case. BHP Brasil is participating in Samarco’s Chapter 15 proceeding in its capacities as a shareholder and creditor of Samarco.
Civil public actions commenced by the State Prosecutors’ Office in the state of Minas Gerais (Mariana CPA cases)
The State Prosecutors of Mariana have commenced several civil public actions (CPA) against Samarco, BHP Brasil and Vale.
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
On 2 October 2018, the parties reached a settlement dismissing the claim, which was ratified by the Court. Under this settlement, Fundação Renova has reached more than 100 individual agreements with impacted families in Mariana for the payment of damages.
In connection with CPA Mariana I, the State Prosecutors (Minas Gerais) started enforcement proceedings against Samarco, BHP Brasil and Vale. There are seven enforcement proceedings under way seeking (i) to set a deadline for completion of resettlement of the residents of Mariana’s districts and for fines to be imposed for delays to resettlement; (ii) to set the final term that will allow new households to join the resettlement; (iii) payment of compensation to affected individuals for delivery of houses below standard; (iv) to guarantee access to water sources for the families of the collective resettlements; (v) payment of fines for alleged delays in presenting proposals and making payments to affected individuals; and (vi) payment of compensation to impacted individuals who allege that they have not yet received compensation and a penalty for the alleged delays in making such payments.
In addition to CPA Mariana I, the State Prosecutors (Minas Gerais) commenced nine other CPAs in Mariana against Samarco, BHP Brasil, Vale and, in some cases, Fundação Renova. The claims presented in those CPAs are related to damages that, according to the State Prosecutors, are not covered by CPA Mariana I.
The remaining CPAs have either been settled by the parties, including BHP Brasil, or the claims to which the CPAs relate have been dismissed (though the decisions are not yet final). Fundação Renova is responsible for any pending obligations set forth in the settlement agreements relating to the CPAs.

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
Civil public action commenced by the State Prosecutors’ Office in the state of Espírito Santo and Minas Gerais (CPA Advertising)
On 11 May 2021, Federal and State Prosecutors (Minas Gerais and Espírito Santo) filed a CPA against Samarco, BHP Brasil, Vale and Fundação Renova, challenging Fundação Renova’s advertising expenditures. The plaintiffs requested injunctive relief for Fundação Renova to cease advertisements and stop incurring new expenses on advertising. The plaintiffs requested approximately R$56 million (approximately US$11 million) to be paid as compensation to the communities and approximately R$28 million (approximately US$5 million) to be spent on execution of Fundação Renova’s socio-economic and socio-environmental programs. A ruling is still pending.
Civil public action commenced by Associations concerning the use of tanfloc for water treatment (R$120 billion Associations claim)
On 28 October 2021, Vila Lenira Residents Association, State of Espírito Santo Rural Producers and Artisans Association, Colatina Velha Neighborhood Residents Association, and United for the Progress of Palmeiras Neighborhood Association filed a lawsuit against Samarco, BHP Brasil and Vale and others, including the State of Minas Gerais, the State of Espirito Santo and the Federal Government. The plaintiffs allege that the defendants carried out a clandestine study on the citizens of the locations affected by the Fundão’s Dam Failure, using tanfloc – a tannin-based flocculant/coagulant – that is currently used for wastewater treatment applications. The plaintiffs claim that this product allegedly put the population at risk due to its alleged experimental qualities.
The plaintiffs are seeking multiple kinds of relief – material damage, moral damages, loss of profits – and that the defendants should pay for water supply in all locations where there is no water source other than the Doce River.
On 25 July 2022, Samarco, BHP Brasil and Vale presented their defences individually, as well as the State of Minas Gerais, the State of Espírito Santo and the Federal Government. The Court’s decision is still pending.
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
BHP Brasil’s potential liabilities, if any, resulting from other pending and future claims, lawsuits and enforcement actions relating to the Samarco dam failure, together with the potential cost of implementing remedies sought in the various proceedings, cannot be reliably estimated at this time and therefore a provision has not been recognised and nor has any contingent liability been quantified for these matters. Ultimately, these could have a material adverse impact on BHP’s business, competitive position, cash flows, prospects, liquidity and shareholder returns. For more information on the Samarco dam failure refer to OFR 8.
As at June 2022, Samarco had been named as a defendant in more than 57,000 small claims for moral damages in which people argue their public water service was interrupted for between five and 10 days. BHP Brasil is a co-defendant
in more than 24,000 of these cases.
The Brazilian Code of Civil Procedure provides that repetitive claims can be settled through a system known as the Resolution of Repetitive Demands Procedure (IRDR). Under the IRDR, a court will hear a ‘pilot case’ representative of such recurring legal matters and the judgment in that decision will set a precedent for the resolution of similar cases in that jurisdiction. An IRDR has been established in Minas Gerais and the court in the pilot case has ruled that the mandatory parameter for resolution of claims will be the payment of R$2,000 (approximately US$400) per individual claim for moral damages due to the suspension of public water supply. Appeals before higher courts are pending judgment. Meanwhile, Samarco has reached settlement in more than 9,900 individual cases.
Criminal charges
On 20 October 2016, the Federal Prosecutors’ Office in Brazil filed criminal charges against Samarco, BHP Brasil, Vale and certain of their employees and former employees in the Federal Court of Ponte Nova, Minas Gerais. On 3 March 2017, BHP Brasil and the charged employees and former employees of BHP Brasil (Affected Individuals) filed their preliminary defences. The Federal Court granted Habeas Corpus petitions in favour of all eight Affected Individuals terminating the charges against those individuals. The Federal Prosecutors’ Office appealed seven of the decisions with hearings of the appeals still pending. BHP Brasil rejects outright the charges against BHP Brasil and the Affected Individuals and will defend the charges and fully support each of the Affected Individuals in their defences of the charges.
Australian class action claim
BHP Group Limited is named as a defendant in a shareholder class action in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Limited on the Australian Securities Exchange or shares in BHP Group Plc (now known as BHP Group (UK) Ltd) on the London Stock Exchange and Johannesburg Stock Exchange in periods prior to the Samarco dam failure. The amount of damages sought in the class action is unspecified.
On 12 May 2020, BHP Group Limited filed an application seeking declaratory relief which, if successful, would narrow the group of claimants in the class action. BHP Group Limited was unsuccessful at first instance and on appeal to the Full Court of the Federal Court of Australia. The High Court of Australia heard an appeal from the Full Court’s decision on 9 August 2022 and a decision is pending.
United Kingdom group action claim
BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Group Limited are named as defendants in group action claims for damages that have been filed in the courts of England. These claims have been filed on behalf of certain individuals, governments, businesses and communities in Brazil allegedly impacted by the Samarco dam failure.
On 7 August 2019, the BHP parties filed a preliminary application to strike out or stay this action on jurisdictional and other procedural grounds. That application was successful before the High Court and the action was dismissed. However, on 8 July 2022, the Court of Appeal reversed the dismissal decision and allowed the action to proceed in England. The BHP parties will now seek leave to appeal the Court of Appeal judgment to the Supreme Court.

9    Shareholder information
9.1    History and development
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
We operated under a Dual Listed Company (DLC) structure from 29 June 2001 until 31 January 2022. Under the DLC structure, the two parent companies, BHP Group Limited and BHP Group Plc, operated as a single economic entity, run by a unified Board and senior executive management team.
On 31 January 2022, we unified our corporate structure under BHP Group Limited, which is now the sole parent company.
9.2    Markets
As at the date of this Annual Report, BHP Group Limited has a primary listing on the Australian Securities Exchange (ASX) (ticker BHP) in Australia, a standard listing on the London Stock Exchange (LSE) (ticker BHP), a secondary listing on the Johannesburg Stock Exchange (ticker BHG) and is listed on the New York Stock Exchange (NYSE) in the United States.
Trading on the NYSE is in the form of American Depositary Receipts (ADRs) evidencing American Depositary Shares (ADSs), with each ADS representing two ordinary shares of BHP Group Limited. Citibank N.A. (Citibank) is the Depositary for the ADS program. BHP Group Limited’s ADSs have been listed for trading on the NYSE (ticker BHP) since 28 May 1987.
9.3    Organisational structure
From June 2001 to January 2022, BHP operated under a Dual Listed Company structure, with two separate parent companies (BHP Group Limited and BHP Group Plc) and their respective subsidiaries operating as a single unified economic entity.
On 31 January 2022, BHP unified its Dual Listed Company structure, following which BHP Group Plc became a subsidiary of BHP Group Limited. BHP Group Limited is now the ultimate BHP parent company of all subsidiaries within the BHP Group.
Refer to Financial Statements note 28 ‘Subsidiaries’ for a list of our significant subsidiaries and to Exhibit 8.1 – List of Subsidiaries for a list of our subsidiaries.

9.4    Constitution
This section sets out a summary of BHP Group Limited’s Constitution, as well as other related arrangements under applicable laws and regulations.
Provisions of the Constitution of BHP Group Limited can be amended only where such amendment is approved by special resolution. A ‘special resolution’ is a resolution that is passed by 75 per cent (i.e. at least three quarters) of the votes cast by BHP shareholders entitled to vote being in favour of the resolution.
Directors
The Board may exercise all powers of BHP, other than those that are reserved for BHP shareholders to exercise in a general meeting.
Power to issue securities
Under the Constitution, the Board of Directors has the power to issue any BHP shares or other securities (including redeemable shares) with preferred, deferred or other special rights, obligations or restrictions. The Board may issue shares on any terms it considers appropriate, provided that:

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
The Constitution provides that a person may be appointed as a Director of BHP by the existing Directors of BHP or may be elected by the shareholders in a general meeting.
Any person appointed as a Director of BHP by the existing Directors will hold office only until the next general meeting that includes an election of Directors.
A person may be nominated by shareholders as a Director of BHP if:

•	a shareholder provides a valid written notice of the nomination; and

•	the person nominated by the shareholder satisfies candidature for the office and consents in writing to his or her nomination as a Director, and the nomination is provided at least 40 business days before the date of the general meeting. The person nominated as a Director may be elected to the Board by ordinary resolution passed in a general meeting.
Retirement of Directors
The Board has a policy under which all Non-executive Directors must, if they wish to remain on the Board, seek re-election
by shareholders annually. This policy took effect from the 2011 Annual General Meetings (AGMs) and replaced the previous system that required Non-executive Directors to submit themselves to shareholders for re-election
at least every three years.
A Director may be removed by BHP in accordance with applicable law and must vacate his or her office as a Director in certain circumstances set out in the Constitution. There is no requirement for a Director to retire on reaching a certain age.
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
The Constitution provides that payment of any dividend may be made in any manner, by any means and in any currency determined by the Board.
All unclaimed dividends may be invested or otherwise used by the Board for the benefit of BHP Group Limited until claimed or otherwise disposed of according to law. BHP Group Limited is governed by the Victorian unclaimed monies legislation, which requires BHP Group Limited to pay to the State Revenue Office any unclaimed dividend payments of A$20 or more that have remained unclaimed for over 12 months.
Voting rights
For the purposes of determining which shareholders are entitled to attend or vote at a meeting of BHP Group Limited, and how many votes such shareholder may cast, the Notice of Meeting will specify when a shareholder must be entered on the Register of Shareholders in order to have the right to attend or vote at the meeting. The specified time must be not more than 48 hours before the time of the meeting.
Shareholders who wish to appoint a proxy to attend, vote or speak at a meeting of BHP Group Limited on their behalf must deposit the form appointing a proxy so that it is received not less than 48 hours before the time of the meeting.

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

•	Any surplus remaining after payment of the distributions above will be payable to the holders of BHP Group Limited ordinary shares in equal amounts per share.
Rights on return of assets on liquidation
On a return of assets on liquidation of BHP Group Limited, the assets of BHP Group Limited remaining available for distribution among shareholders after the payment of all prior ranking amounts owed to all creditors and holders of preference shares, and to all prior ranking statutory entitlements, are to be applied on an equal priority with any amount paid to the holders of BHP Group Limited ordinary shares, and any surplus remaining is to be applied in making payments solely to the holders of BHP Group Limited ordinary shares in accordance with their entitlements.
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
Variation of class rights
Rights attached to any class of shares issued by BHP Group Limited can only be varied where such variation is approved by:

•	the company as a special resolution; and

•
the holders of the issued shares of the affected class, either by a special resolution passed at a separate meeting of the holders of the issued shares of the class affected, or with the written consent of members with at least 75 per cent of the votes of that class.

Annual General Meetings
The Annual General Meeting (AGM) provides a forum to facilitate the sharing of shareholder views and is an important event in the BHP calendar. The meeting provides an update for shareholders on our performance and offers an opportunity for shareholders to ask questions and vote. To vote at an AGM, a shareholder must be a registered holder of BHP Group Limited shares at a designated time before the relevant AGM.
Key members of management, including the Chief Executive Officer (CEO) and Chief Financial Officer, are present and available to answer questions. The External Auditor will also be available to answer questions.
Proceedings at shareholder meetings are webcast live from our website. Copies of the speeches delivered by the Chair and CEO to the AGM are released to the relevant stock exchanges and posted on our website. The outcome of voting on the items of business are released to the relevant stock exchanges and posted on our website as soon as they are available following completion of the AGM and finalisation of the polls.
More information on our AGMs is available at bhp.com/meetings.
Conditions governing general meetings
The Board may, and must on requisition in accordance with applicable laws, call a general meeting of the shareholders at the time and place or places and in the manner determined by the Board. No shareholder may convene a general meeting of BHP except where entitled under law to do so. Any Director may convene a general meeting whenever the Director thinks fit. General meetings can also be adjourned or cancelled, or postponed where permitted by law or the Constitution. Notice of a general meeting must be given to each shareholder entitled to vote at the meeting and such notice of meeting must be given in the form and manner in which the Board thinks fit subject to any applicable law. Five shareholders of the company present in person or by proxy constitute a quorum for a meeting. A shareholder who is entitled to attend and cast a vote at a general meeting of BHP may appoint a person as a proxy to attend and vote for the shareholder in accordance with applicable law. All provisions relating to general meetings apply with any necessary modifications to any special meeting of any class of shareholders that may be held.
Limitations of rights to own securities
There are no limitations under the Constitution restricting the right to own BHP shares or other securities. In addition, the Australian Foreign Acquisitions and Takeovers Act 1975 imposes a number of conditions that restrict foreign ownership of Australian-based companies.
For information on share control limits imposed by relevant laws refer to Additional information 9.8.
Documents on display
Documents filed by BHP Group Limited on the Australian Securities Exchange (ASX) are available at asx.com.au and documents filed on the London Stock Exchange (LSE) are available at data.fca.org.uk/#/nsm/nationalstoragemechanism. Documents filed on the ASX or on the LSE are not incorporated by reference into this Annual Report. The documents referred to in this Annual Report as being available on our website, bhp.com, are not incorporated by reference and do not form part of this Annual Report.
BHP Group Limited files Annual Reports and other reports and information with the US Securities and Exchange Commission (SEC). These filings are available on the SEC website at sec.gov.

9.5    Share ownership
Share capital
The details of the share capital for BHP Group Limited are presented in Financial Statements note 16 ‘Share capital’ and remain current as at 4 August 2022.
Major shareholders
The table in ‘Ordinary share holdings and transactions’ in Remuneration Report 5.4 and the information set out in ‘Executive Key Management Personnel’ in Directors’ Report 4 present information pertaining to the shares in BHP Group Limited held by Directors and members of the Key Management Personnel.
BHP Group Limited is not directly or indirectly controlled by another corporation or by any government. No shareholder possesses voting rights that differ from those attaching to all of BHP Group Limited’s voting securities.
Substantial shareholders in BHP Group Limited
The following table shows holdings of 5 per cent or more of voting rights in BHP Group Limited’s shares as notified to BHP Group Limited under the Australian Corporations Act 2001, Section 671B as at 30 June 2022.
1

		Date of last notice
Title of class	Identity of person or group	Date received	Date of change	Number owned	% of total voting rights 2
Ordinary shares	Citigroup Global Markets Australia Pty Limited	26 April 2022	21 April 2022	318,921,856.17	6.2999%
Ordinary shares	BlackRock Group	3 February 2022	31 January 2022	351,161,439	6.93%
Ordinary shares	First Sentier Investors Holdings Pty Limited	25 January 2022	21 January 2022	148,776,229	5.04%

1
Between 1 July 2022 and 4 August 2022, BHP received a substantial shareholder notice from State Street Corporation on 22 July 2022, which included the following information: date of change 20 July 2022, the number of securities owned 261,205,833 and percentage of voting rights 5.16 per cent.

2	The percentages quoted are based on the voting rights provided in the last substantial shareholders notice.
Twenty largest shareholders as at 4 August 2022 (as named on the Register of Shareholders)
1

BHP Group Limited		Number of fully paid shares	% of issued capital
1.	HSBC Custody Nominees (Australia) Limited 2	1,308,389,176	25.85
2.	J P Morgan Nominees Australia Pty Limited	808,044,953	15.96
3.	Computershare Clearing Pty Ltd <CCNL DI A/C> 3	377,361,065	7.45
4.	Citicorp Nominees Pty Ltd	345,389,241	6.82
5.	Citicorp Nominees Pty Limited <Citibank NY ADR Dep A/C>	287,052,215	5.67
6.	South Africa Control A/C\C 4	215,543,062	4.26
7.	BNP Paribas Noms Pty Ltd <Drp>	140,537,183	2.78
8.	National Nominees Limited	133,886,307	2.64
9.	BNP Paribas Nominees Pty Ltd <Agency Lending Drp A/C>	61,711,472	1.22
10.	Citicorp Nominees Pty Limited <Colonial First State Inv A/C>	41,973,139	0.83
11.	HSBC Custody Nominees (Australia) Limited <Nt-Comnwlth Super Corp A/C>	32,952,696	0.65
12.	BNP Paribas Nominees Pty Ltd ACF Clearstream	21,016,512	0.42
13.	Computershare Nominees CI Ltd <ASX Shareplus Control A/C>	19,149,708	0.38
14.	Australian Foundation Investment Company Limited	13,413,159	0.26
15.	Netwealth Investments Limited <Wrap Services A/C>	12,887,342	0.25
16.	BNP Paribas Nominees Pty Ltd Hub24 Custodial Serv Ltd <DRP A/C>	10,288,935	0.20
17.	Argo Investments Limited	8,968,304	0.18
18.	HSBC Custody Nominees (Australia) Limited 2	7,379,822	0.15
19.	HSBC Custody Nominees (Australia) Limited <Euroclear Bank SA NV A/C>	6,927,263	0.14
20.	Solium Nominees (Australia) Pty Ltd <VSA A/C>	5,574,376	0.11

		3,858,445,930	76.22

1
Many of the 20 largest shareholders shown for BHP Group Limited hold shares as a nominee or custodian. In accordance with the reporting requirements, the tables reflect the legal ownership of shares and not the details of the underlying beneficial holders.

2	HSBC Custody Nominees (Australia) Limited is listed twice in the above table as they are registered separately under the same name on the share register.

3	Computershare Clearing Pty Ltd <CCNL DI A/C> represents the Depositary Interest Register (UK).

4	South Africa Control A/C\C represents the South African branch register.

US share ownership as at 4 August 2022

	BHP Group Limited
	Number of shareholders	%	Number of shares		%
Classification of holder
Registered holders of voting securities	1,613	0.26	3,665,430		0.07
ADR holders	1,760	0.29	285,080,406	1	5.63

1	These shares translate to 142,540,203 ADRs.
Geographical distribution of shareholders and shareholdings as at 4 August 2022

	BHP Group Limited
	Number of shareholders	%	Number of shares	%
Registered address
Australia	595,906	97.41	5,006,223,404	98.89
New Zealand	7,448	1.22	17,288,389	0.34
United Kingdom	2,463	0.40	6,396,636	0.13
United States	1,613	0.26	3,665,430	0.07
South Africa	93	0.02	194,146	0.00
Other	4,206	0.69	28,555,185	0.57

Total	611,729	100	5,062,323,190	100

Distribution of shareholdings by size as at 4 August 2022

	BHP Group Limited
	Number of shareholders	%	Number of shares 1%
Size of holding
1 – 500 2	294,628	48.163	59,084,642	1.17
501 – 1,000	109,464	17.894	83,778,512	1.65
1,001 – 5,000	164,130	26.831	367,994,711	7.27
5,001 – 10,000	26,073	4.262	183,985,534	3.63
10,001 – 25,000	13,245	2.165	198,949,969	3.93
25,001 – 50,000	2,766	0.452	94,261,200	1.86
50,001 – 100,000	936	0.153	64,334,549	1.27
100,001 – 250,000	347	0.057	49,498,045	0.98
250,001 – 500,000	66	0.011	22,227,516	0.44
500,001 – 1,000,000	25	0.004	17,084,058	0.34
1,000,001 and over	49	0.008	3,921,124,454	77.46

Total	611,729	100	5,062,323,190	100

1	One ordinary share entitles the holder to one vote.

2	The number of BHP Group Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$38.17 as at 4 August 2022 was 9,468.

9.6    Dividends
Policy
The Group adopted a dividend policy in February 2016 that provides for a minimum 50 per cent payout of Underlying attributable profit (Continuing operations) at every reporting period. For information on Underlying attributable profit (Continuing operations) for FY2022 refer to OFR 4.2 and OFR 11.
The Board will assess, at each reporting period, the ability to pay amounts additional to the minimum payment, in accordance with the Capital Allocation Framework, as described in OFR 2.2.
In FY2022, we determined our dividends and other distributions in US dollars as it is our main functional currency.
Payments
BHP Group Limited shareholders may have their cash dividends paid directly into their bank account in Australian dollars, UK pounds sterling, New Zealand dollars, or US dollars, provided they have submitted direct credit details and if required, a valid currency election nominating a financial institution to the BHP Share Registrar in Australia no later than close of business on the dividend reinvestment plan election date. BHP Group Limited shareholders who do not provide their direct credit details will receive dividend payments by way of a cheque in Australian dollars.
Dividend reinvestment plan
BHP offers a dividend reinvestment plan to registered shareholders, which provides the opportunity to use cash dividends to purchase BHP shares in the market. Following the unification of BHP’s DLC structure, BHP made amendments to its dividend reinvestment programme to provide former shareholders of BHP Group Plc (now known as BHP Group (UK) Ltd) with an ongoing opportunity to participate in the BHP Group Limited dividend reinvestment plan.
9.7    American Depositary Receipts fees and charges
We have an American Depositary Receipts (ADR) program for BHP Group Limited which has a 2:1 ordinary shares to American Depositary Share (ADS) ratio.
Depositary fees
Citibank serves as the depositary bank for our ADR program. ADR holders agree to the terms in the deposit agreement filed with the SEC for depositing ordinary shares or surrendering ADSs for cancellation and for certain services as provided by Citibank. Holders are required to pay certain fees for general depositary services provided by Citibank, as set out in the tables below.
Standard depositary fees

Depositary service	Fee payable by the ADR holders
Issuance of ADSs upon deposit of shares	Up to US$5.00 per 100 ADSs (or fraction thereof) issued

Delivery of Deposited Securities against surrender of ADSs	Up to US$5.00 per 100 ADSs (or fraction thereof) surrendered

Distribution of Cash Dividends	Up to US$1.50 per 100 ADSs (or fraction thereof) held
Corporate actions depositary fees

Depositary service	Fee payable by the ADR holders
Cash Distributions other than Cash Dividends (i.e. sale of rights, other entitlements, return of capital)	Up to US$2.00 per 100 ADSs (or fraction thereof) held

Distribution of ADSs pursuant to exercise of rights to purchase additional ADSs. Excludes stock dividends and stock splits	Up to US$5.00 per 100 ADSs (or fraction thereof) held

Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to US$5.00 per 100 ADSs (or fraction thereof) held

Distribution of ADSs pursuant to an ADR ratio change in which shares are distributed	No fee

Fees payable by the Depositary to the Issuer
Citibank has provided BHP net reimbursement of US$1,067,481.21 in FY2022 for ADR program-related expenses for BHP’s ADR program (FY2021: US$1,157,500). ADR program-related expenses include legal and accounting fees, listing fees, expenses related to investor relations in the United States, fees payable to service providers for the distribution of material to ADR holders, expenses of Citibank as administrator of the ADS Direct Plan and expenses to remain in compliance with applicable laws.
Citibank has further agreed to waive other ADR program-related expenses for FY2022, amounting to US$18,195.03 which are associated with the administration of the ADR program (FY2021: US$24,189.85).
The ADSs issued under our ADR program trade on the NYSE under the stock ticker BHP. As of 4 August 2022, there were 142,540,203 ADSs on issue and outstanding in the BHP Group Limited ADR program.
Charges
Holders are also required to pay the following charges in connection with depositing of ordinary shares and surrendering ADSs for cancellation and for the purpose of withdrawing deposited securities: taxes and other governmental charges, registration fees, transmission and delivery expenses, expenses and charges incurred by the depositary in the conversion of foreign currency, fees and expenses of the depositary in connection with compliance with exchange control regulations and other regulatory requirements and fees and expenses incurred by the depositary or other nominee in connection with servicing or delivery of deposit securities.
9.8    Government regulations
Our assets are subject to a broad range of laws and regulations imposed by governments and regulatory bodies. These regulations touch all aspects of our assets, including how we extract, process and explore for minerals and how we conduct our business, including regulations governing matters such as environmental protection, land rehabilitation, occupational health and safety, human rights, the rights and interests of Indigenous peoples, competition, foreign investment, export, marketing of minerals, and taxes.
The ability to extract and process minerals is fundamental to BHP. In most jurisdictions, the rights to extract mineral deposits are owned by the government. We obtain the right to access the land and extract the product by entering into licences or leases with the government that owns the mineral deposit. We also rely on governments to grant the rights necessary to transport and treat the extracted material to prepare it for sale. The terms of the lease or licence, including the time period of the lease or licence, vary depending on the laws of the relevant government or terms negotiated with the relevant government. Generally, we own the product we extract and we are required to pay royalties or other taxes to the government. The Queensland Government recently announced that a
10-year
freeze on coal royalties would expire on 30 June 2022, with a new progressive royalty system to apply from 1 July 2022. The revised system replaced the fixed royalty amount of 15 per cent on any amounts above A$150 per tonne with a tiered approach, which increases the royalty amount payable as the price of coal passes certain monetary thresholds. The royalty rates for amounts up to and including A$150 will not change despite the expiry of the royalty freeze. For more information refer to OFR 5.1.
The rights to explore for minerals are granted to us by the government that owns the natural resources we wish to explore. Usually, the right to explore carries with it the obligation to spend a defined amount of money on the exploration, or to undertake particular exploration activities.
Environmental protection, mine closure and land rehabilitation, and occupational health and safety are principally regulated by governments and to a lesser degree, if applicable, by leases. These obligations often require us to make substantial expenditures to minimise or remediate the environmental impact of our assets and to ensure the safety of our employees and contractors and the communities where we operate. Regulations setting emissions standards for fuels used to power vehicles and equipment at our assets and the modes of transport used in our supply chains can also have a substantial impact, both directly and indirectly, on the markets for these products, with flow-on
impacts on our costs. For more information on these types of obligations refer to OFR 7.
The Parliament of Western Australia recently passed the Aboriginal Cultural Heritage Act 2021
(WA) (ACH Act). The ACH Act, which received assent on 22 December 2021, will replace the Aboriginal Cultural Heritage Act
1972
(WA), concluding more than three years of consultation with Indigenous Australians, industry representatives, heritage professionals and the Western Australian community. The ACH Act will strengthen the Western Australian government’s authority to regulate land use including mining activities, and the consultation process in relation to Aboriginal cultural heritage sites in Western Australia. Before the ACH Act comes into operation, there will be a transitional period of at least 12 months during which subordinate legislation, statutory guidelines and operational policies will be developed to ensure the ACH Act will achieve its intended effects. There is potential for the ACH Act to impact BHP’s mining operations or future access to mining areas. For more information refer to OFR 7.13.
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

Disclosure of Iran-related activities pursuant to section 13(r) of the US Securities Exchange Act of 1934
Section 13(r) of the US Securities Exchange Act of 1934, as amended (the Exchange Act) requires an issuer to disclose in its annual reports whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. If applicable, disclosure is required even where the activities, transactions or dealings are conducted outside the United States by non-US
persons in compliance with applicable law, and whether or not the activities are sanctionable under US law. Provided in this section is certain information concerning activities of certain affiliates of BHP that took place in FY2022. BHP believes that these activities are not sanctionable either as being outside the scope of US sanctions, or within the scope of a specific licence issued by the US Department of the Treasury‘s Office of Foreign Assets Control (OFAC).
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
While the sale closed on 30 November 2018, it was effective in economic terms as of 1 January 2018. In addition to initial cash consideration received from Serica at completion, BHP:

•
subsequently received a share of
pre-tax
net cash flow attributable to its historic interest in the Bruce and Keith gas and oil fields of 60 per cent during December 2018, 50 per cent in CY2019 and 40 per cent in each of CY2020 and CY2021 under a Net Cash Flow Sharing Deed; and

•	will continue to receive a share of projected decommissioning costs up to a specified cap.
The Bruce platform provides transportation and processing services to the nearby Rhum gas field pursuant to a contract between the Bruce owners and Rhum owners (the Bruce-Rhum Agreement). At the same time as the Bruce and Keith Transaction, Serica acquired from BP its 50 per cent interest and operatorship of the Rhum gas field. The Rhum gas field is now owned by a 50:50 unincorporated joint venture arrangement between Serica and Iranian Oil Company (UK) Limited (IOC). IOC is an indirect subsidiary of the National Iranian Oil Company, which is a corporation owned by the Government of Iran.
OFAC issued licence No.
IA-2018-352294-2
(the OFAC Licence) authorising BP, Serica and all US persons and
US-owned
or controlled foreign entities identified in the licence application to provide goods, services and support for the operation, maintenance and production of the Rhum gas field, and goods, services and support to the Bruce platform for a period from 2 November 2018 through 31 October 2019. On 22 October 2019, OFAC renewed this licence through to 28 February 2021, and on 19 January 2021, OFAC renewed the license through to 31 January 2023. OFAC also provided an assurance that non-US
persons would not be exposed to US secondary sanctions for engaging in these activities and transactions involving Rhum or the Bruce platform, namely providing goods, services, and support to the Rhum field.
BHP continues to monitor developments concerning US sanctions with respect to Iran to maintain compliance with applicable sanctions laws and requirements. Although BHP has no ongoing direct dealings with any Iranian party, because BHP received ongoing consideration from Serica related to the sale of its interest in the Bruce-Rhum Agreement, BHP has included this disclosure.
BHP recognised the following transactions in FY2022 related to the Bruce-Rhum Agreement. For the period 1 July 2021 to 30 June 2022, BHP received US$6.5 million from Serica under the Net Cash Flow Sharing Deed.

Shareholding limits
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
The Australian Foreign Acquisitions and Takeovers Act 1975 (the FATA) restricts certain acquisitions of interests in securities in Australian companies, including BHP Group Limited. Generally, under the FATA, the prior approval of the Australian Treasurer must be obtained for proposals by a foreign person (either alone or together with its associates) to acquire 20 per cent or more of the voting power or issued securities in an Australian company. Lower approval thresholds apply in certain circumstances, including for acquisitions of interests in entities that operate a ‘national security business’, and acquisitions of interests by foreign government investors of voting power or issued securities in an Australian company.
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
Post-unification requirements under FATA
The Treasurer gave approval under the FATA for the actions taken as part of implementation of the unification of BHP’s DLC structure on the conditions set out below:

•	BHP Group Limited remains an Australian resident company, incorporated under the Corporations Act, that is listed on the ASX under the name ‘BHP Group Limited’ and trades under that name.

•
BHP Group Limited remains the ultimate holding company of, and continues to ultimately manage and control the companies conducting the businesses which are presently conducted by the subsidiaries of BHP Group Limited, including the Minerals and Services businesses, for so long as those businesses form part of the BHP Group.

•	The headquarters of BHP Group Limited (including the BHP Group’s corporate head offices) are to be in Australia.

•	The Chief Executive Officer of BHP Group Limited has their principal office in Australia.

•
The centre of administrative and practical management of BHP Group Limited is in Australia and BHP Group Limited’s corporate head office activities, of the kind presently carried on in Australia, continue to be managed in Australia.

•	The headquarters of BHP Group Limited is publicly acknowledged as being in Australia in significant public announcements and in all public documents.

•	The Chief Executive Officer of BHP Group Limited has their principal place of residence in Australia.

•	The majority of all regularly scheduled Board meetings of BHP Group Limited in any calendar year occurs in Australia.

9.9    Taxation
The taxation discussion below describes the material Australian, UK and US federal income tax consequences to a US holder owning BHP Group Limited ordinary shares or ADSs.
The following discussion is not relevant to
non-US
holders of BHP Group Limited ordinary shares or ADSs. By its nature, the commentary below is of a general nature and we recommend that holders of ordinary shares or ADSs consult their own tax advisers regarding the Australian, UK and US federal, state and local tax and other tax consequences of owning and disposing of ordinary shares and ADSs in their particular circumstances.
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
This discussion of material tax consequences for US holders is based on the Australian, UK and US laws currently in effect, the published practice of tax authorities in those jurisdictions and the double taxation treaties and conventions currently in existence. These laws are subject to change, possibly on a retroactive basis.
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

(b) US taxation
This section describes the material US federal income tax consequences to a US holder of owning ordinary shares or ADSs. It applies only to ordinary shares or ADSs that are held as capital assets for tax purposes. This discussion addresses only US federal income taxation and does not discuss all of the tax consequences that may be relevant to US holders in light of their individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income. This section does not apply to a holder of ordinary shares or ADSs that is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market
method of accounting for its securities holdings, a
tax-exempt
organisation, a life insurance company, a person liable for alternative minimum tax, a person who actually or constructively owns 10 per cent or more of the combined voting power of the voting stock or of the total value of the stock of BHP Group Limited, a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, a person that purchases or sells ordinary shares or ADSs as part of a wash sale for tax purposes, or a person whose functional currency is not the US dollar.
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
The amount of any cash distribution paid in any foreign currency will be equal to the US dollar value of such currency, calculated by reference to the spot rate in effect on the date such distribution is received by the US holder or, in the case of ADSs, by the Depositary, regardless of whether and when the foreign currency is in fact converted into US dollars. If the foreign currency is converted into US dollars on the date received, the US holder generally should not recognise foreign currency gain or loss on such conversion. If the foreign currency is not converted into US dollars on the date received, the US holder will have a basis in the foreign currency equal to its US dollar value on the date of the distribution, and generally will recognise foreign currency gain or loss on a subsequent conversion or other disposal of such currency. Such foreign currency gain or loss generally will be treated as ordinary income or loss ineligible for the preferential tax rate applicable to dividend income and generally will be income or loss from US sources for foreign tax credit limitation purposes.
Subject to certain limitations, Australian tax withheld in accordance with the Australian Tax Treaty and paid over to Australia will be creditable against an individual’s US federal income tax liability. However, under recently finalized Treasury regulations, it is possible that such withholding tax will not be creditable unless the U.S. holder is eligible to claim the benefits of the Australian Tax Treaty and elects to apply the Australian Tax Treaty. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are taxed at the preferential rates applicable to long-term capital gains. To the extent a reduction or refund of the tax withheld is available to a US holder under Australian law or under the Australian Tax Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against the holder’s US federal income tax liability. A US holder that does not elect to claim a US foreign tax credit may instead claim a deduction for Australian income tax withheld, but only for a taxable year in which the US holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year.
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
(c) UK taxation
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
UK stamp duty and stamp duty reserve tax
Under applicable legislation, UK stamp duty or stamp duty reserve tax (SDRT) is, subject to certain exemptions, payable on any issue or transfer of shares to the Depositary or their nominee where those shares are for inclusion in the ADR program at a rate of 1.5 per cent of their price (if issued), the amount of any consideration provided (if transferred on sale) or their value (if transferred for no consideration). This 1.5 per cent charge will not generally be payable on the issue or transfer of shares to the Depository or their nominee where, for SDRT purposes, the shares are in a non-UK
incorporated company and, for stamp duty purposes, the instrument of transfer is executed and remains at all times outside the UK.
Similarly, no SDRT should be payable on the transfer of an ordinary share to a person other than the Depository or their nominee or on the transfer of an ADS. No UK stamp duty should be payable on the transfer of an ADS or an ordinary share provided that the instrument of transfer is executed and remains at all times outside the UK. Where it is payable, the relevant rate is currently 0.5 per cent of the amount payable for the shares. The purchaser normally pays the stamp duty or SDRT.
Special rules apply to transactions involving intermediates and stock lending.

10    Glossary
10.1    Mining-related terms
3D
Three dimensional.
AIG
The Australian Institute of Geoscientists.
Anth (Anthracite)
Coal of high rank with the highest carbon content.
APEGS
Association of Professional Engineers and Geoscientists of Saskatchewan.
ASPB
Alberta Society of Professional Biologists
AusIMM
The Australasian Institute of Mining and Metallurgy.
Beneficiation
The process of physically separating ore from waste material prior to subsequent processing of the improved ore.
Bituminous
Coal of intermediate rank with relatively high carbon content.
Block cave
An area resulting from an underground mining method where the orebody is undermined to make it collapse under its own weight.
Brownfield
The development or exploration located inside the area of influence of existing mine operations which can share infrastructure/management.
Coal Reserves
Equivalent to mineral reserves, but specifically concerning coal.
Coal Resources
Equivalent to mineral resources, but specifically concerning coal.
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
Cut-off
grade
Cut-off
grade is the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cut-off
grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off
grade include net smelter return, pay limit, and break-even stripping ratio.
Development stage
Development stage, as used in “Additional Information—Information on mining operations”, refers to a property that has mineral reserves disclosed, pursuant to
S-K
1300, but no material extraction.

Electrowinning/electrowon
An electrochemical process in which metal is recovered by dissolving a metal within an electrolyte and plating it onto an electrode.
Energy coal
Used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steaming or thermal coal.
Exploration stage
Exploration stage, as used in “Additional Information—Information on mining operations”, refers to a property that has no mineral reserves disclosed.
First Principles
First principles refers to building up the costs for a piece of work considering all the parts and activities needed to put it together.
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
Indicated mineral resource
Indicated mineral resources is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a Qualified Person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.
Inferred mineral resources
Inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.
In situ
Situated in the original place.
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
Material of economic interest
Material of economic interest when used in the context of mineral resource determination, includes mineralization, including dumps and tailings, mineral brines, and other resources extracted on or within the earth’s crust. It does not include oil and gas resources resulting from oil and gas producing activities, gases (e.g. helium and carbon dioxide), geothermal fields, and water.
MAusIMM
Member of the Australasian Institute of Mining and Metallurgy.
Measured mineral resource
Measured mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a Qualified Person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.
Metallurgical coal
A broader term than coking coal, which includes all coals used in steelmaking, such as coal used for the pulverised coal injection process.
Mine Gate
The location at which the product is transferred from the mining operation on to the next stage, either for further off-site
processing or distribution to customers as a saleable product.
Mineral resource
Mineral resource is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off
grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.
Mineral reserve
Mineral reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the Qualified Person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
Mineralisation
Any single mineral or combination of minerals occurring in a mass, or deposit, of economic interest.
Mixed (ore type)
Refer to Transitional Sulphide.
Modifying Factors
Modifying factors are the factors that a qualified person must apply to indicated and measured mineral resources and then evaluate in order to establish the economic viability of mineral reserves. A Qualified Person must apply and evaluate modifying factors to convert measured and indicated mineral resources to proven and probable mineral reserves. These factors include, but are not restricted to: Mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.

Nominated production rate
The approved average production rate for the remainder of the life-of-asset
plan or five-year plan production rate if significantly different to life-of-asset
production rate.
Open-cut
(OC)
Surface working in which the working area is kept open to the sky.
PCI
Pulverised coal injection.
Probable mineral reserve
Probable mineral reserve is the economically mineable part of an indicated and, in some cases, a measured mineral resource.
Production stage
Production stage, as used in “Additional Information—Information on mining operations”, refers to a property with material extraction of mineral reserves.
Proven mineral reserve
Proven mineral reserve is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.
Qualified Person
Defined by US SEC as an individual who is both (1) a mineral industry professional with at least five years of relevant experience in the type of mineralisation and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) an eligible member or licensee in good standing of a recognised professional organisation at the time the technical report is prepared.
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
Sub-level
cave
An area within an underground mine which uses the
sub-level
cave method. This is where an ore body is extracted from the upper horizons first and mining progresses downwards level by level.
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
Total resources
The sum of inferred, indicated and measured mineral resources.
Total reserves
The sum of proved and probable mineral reserves.
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
Troy oz
Troy ounce is a unit of measure of precious metals.
Underground (UG)
Below the surface mining activities.
Wet tonnes
Production is usually quoted in terms of wet metric tonnes (wmt). To adjust from wmt to dry metric tonnes (dmt) a factor is applied based on moisture content.

10.2    Terms used in reserves and resources

Ag	silver

AI 2 O 3	alumina

Anth	anthracite

Ash	inorganic material remaining after combustion

Au	gold

Cu	copper

CV	calorific value

Fe	iron

Insol.	insolubles

K 2 O	potassium oxide

KCl	potassium chloride

KCl.MgCl2.6H2O	carnallite

LOI	loss on ignition

LPL	Lower Patience Lake (stratigraphic unit)

Met	metallurgical coal

MgO	magnesium oxide

Mo	molybdenum

Ni	nickel

P	phosphorous

Pc	phosphorous in concentrate

PCI	pulverised coal injection

S	sulphur

SCu	soluble copper

SiO 2	silica

TCu	total copper

Th	thermal coal

U 3 O 8	uranium oxide

VM	volatile matter

Yield	the percentage of material of interest that is extracted during mining and/or processing

Zn	zinc

10.3    Units of measure

%	percentage or per cent

dmt	dry metric tonne

g/t	grams per tonne

ha	hectare

kcal/kg	kilocalories per kilogram

kg/tonne or kg/t	kilograms per tonne

km	kilometre

koz	thousand troy ounces

kt	kilotonnes

ktpa	kilotonnes per annum

ktpd	kilotonnes per day

kV	kilovolt

kW	kilowatt

kWh	kilowatt hour

lb	pound

m	metre

m 3	cubic metre

ML	megalitre

Mt	million tonnes

Mtpa	million tonnes per annum

MW	megawatt

oz	ounce

ppm	parts per million

scf	standard cubic feet

t	tonne

TW	terawatt

TWh	terawatt hour

tpa	tonnes per annum

tpd	tonnes per day

t/h	tonnes per hour

wmt	wet metric tonnes

10.4    Other terms
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
Assets
Assets are a set of one or more geographically proximate operations (including open-cut
mines and underground mines). Assets include our operated and non-operated
assets
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
BHP Group Limited and its subsidiaries.
BHP Group Limited
BHP Group Limited and its subsidiaries.
BHP Group Limited share
A fully paid ordinary share in the capital of BHP Group Limited.

BHP Group Limited shareholders
The holders of BHP Group Limited shares.
BHP Group Limited Special Voting Share
A single voting share issued to facilitate joint voting by shareholders of BHP Group Limited on Joint Electorate Actions (prior to unification of the DLC structure).
BHP Group Plc
BHP Group Plc (now known as BHP Group (UK) Ltd) and its subsidiaries.
BHP Group Plc share
A fully paid ordinary share in the capital of BHP Group Plc (now known as BHP Group (UK) Ltd).
BHP Group Plc shareholders
The holders of BHP Group Plc shares (prior to unification of the DLC structure).
BHP Group Plc Special Voting Share
A single voting share issued to facilitate joint voting by shareholders of BHP Group Plc (now known as BHP Group (UK) Ltd) on Joint Electorate Actions (prior to unification of the DLC structure).
BHP Group (UK) Ltd
BHP Group (UK) Ltd (formerly known as BHP Group Plc) and its subsidiaries.
BHP shareholders
In the context of BHP’s financial results, BHP shareholders refers to the holders of shares in BHP Group Limited.
Board
The Board of Directors of BHP.
Carbon dioxide equivalent (CO
2
-e)
The universal unit of measurement to indicate the global warming potential (GWP) of each greenhouse gas, expressed in terms of the GWP of one unit of carbon dioxide. It is used to evaluate releasing (or avoiding releasing) different greenhouse gases against a common basis.
Carbon neutral
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

CEO Water Mandate
The CEO Water Mandate is a UN Global Compact initiative that mobilises business leaders on water, sanitation, and the Sustainable Development Goals. Endorsers of the CEO Water Mandate commit to continuous progress against six core elements of stewardship and in so doing understand and manage their own water risks. Companies that endorse the Mandate agree to continuous improvement in six core areas of their water stewardship practice: Direct Operations, Supply Chain & Watershed Management, Collective Action, Public Policy, Community Engagement and Transparency. BHP is an active signatory of the Mandate.
Commercial
Our Commercial function seeks to maximise commercial and social value across our end-to-end
supply chain. It provides effective and efficient service levels to our assets and customers through world-class insights and market intelligence, deep subject-matter expertise, simple processes and centralised standard activities. The function is organised around the core activities in our inbound and outbound value chains, supported by credit and market risk management, and strategy and planning activities.
Company
BHP Group Limited and its subsidiaries.
Continuing operations
Assets/operations/entities that are owned and/or operated by BHP, excluding assets/operations/entities classified as Discontinued Operations.
Convention of Biological Diversity
The Convention on Biological Diversity (CBD) is the international legal instrument for ‘the conservation of biological diversity, the sustainable use of its components and the fair and equitable sharing of the benefits arising out of the utilization of genetic resources’ that has been ratified by 196 nations.
CQCA
Central Queensland Coal Associates.
Discontinued operations
Assets/operations/entities that have either been disposed of or are classified as held for sale in accordance with IFRS 5/AASB 5
Non-current
Assets Held for Sale and Discontinued Operations
.
Dividend record date
The date, determined by a company’s board of directors, by when an investor must be recorded as an owner of shares in order to qualify for a forthcoming dividend.
DLC (Dual Listed Company)
BHP’s Dual Listed Company structure had two parent companies (BHP Group Limited and BHP Group Plc (now known as BHP Group (UK) Ltd)) operating as a single economic entity as a result of the DLC merger. The DLC structure was unified on 31 January 2022
DLC Dividend Share
A share to enable a dividend to be paid by BHP Group Plc to BHP Group Limited or by BHP Group Limited to BHP Group Plc (as applicable) prior to unification of the DLC structure
DLC merger
The Dual Listed Company merger between BHP Group Limited and BHP Group Plc (now known as BHP Group (UK) Ltd) on 29 June 2001.
ECR
BHP’s Economic Contribution Report for the year ended 30 June 2022.
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
Executive KMP (Key Management Personnel)
Executive KMP includes the Executive Director (our CEO), the Chief Financial Officer, the President Operations (Minerals Australia), the President Operations (Minerals Americas), and the Senior Executive Officer (President Petroleum until 31 May). It does not include the
Non-Executive
Directors (our Board).
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
Functions
Functions operate along global reporting lines to provide support to all areas of the organisation. Functions have specific accountabilities and deep expertise such as finance, legal, governance, technology, human resources, corporate affairs, health, safety and community.
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
Global goal for nature
The global goal for nature defines what is needed to halt and reverse today’s catastrophic loss of nature. It is supported by a number of organisations that ask governments to adopt the goal at the international level, which each country, the private sector, communities and others can contribute to achieving.
Goal (in respect of greenhouse gas emissions)
An ambition to seek an outcome for which there is no current pathway(s), but for which efforts will be pursued towards addressing that challenge, subject to certain assumptions or conditions.
GRI (Global Reporting Initiative)
GRI works with businesses and governments to understand and communicate their impact on critical sustainability issues.
Groundwater
Water beneath the earth’s surface, including beneath the seabed, which fills pores or cracks between porous media such as soil, rock, coal, and sand, often forming aquifers. Groundwater may be abstracted for use from bore fields or accessed via dewatering to access ore. For accounting purposes, water that is entrained in the ore can be considered as groundwater.
Group
BHP Group Limited and its subsidiaries.

GWP (global warming potential)
A factor describing the radiative forcing impact (degree of harm to the atmosphere) of one unit of a given greenhouse gas relative to one unit of CO
2
. BHP currently uses GWP from the Intergovernmental Panel on Climate Change (IPCC) Assessment Report 5 (AR5) based on a
100-year
timeframe.
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
KMP (Key Management Personnel)
Key Management Personnel (KMP) includes the roles which have the authority and responsibility for planning, directing and controlling the activities of BHP. These are
Non-executive
Directors, the CEO, the Chief Financial Officer, the President Minerals Australia, the President Minerals Americas and the Senior Executive Officer (i.e. President Petroleum until 31 May 2022).
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
Nature positive
A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state. This definition comes from the Taskforce on Nature-related Financial Disclosures (TNFD) Framework – Beta release v0.1.
Net zero (for a BHP greenhouse gas goal, target or pathway, or similar)
Net zero includes the use of carbon offsets as governed by BHP’s approach to carbon offsetting described at bhp.com/climate.
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
Nickel intermediates
Concentrate, matte, residue, and mix sulphide.
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
OFR
BHP’s Operating and Financial Review for the year ended 30 June 2022.
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
Operations
Open-cut
mines, underground mines and processing facilities.
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
Aims of the Paris Agreement
The central objective of the Paris Agreement is its long-term temperature goal to hold global average temperature increase to well below 2°C above pre-industrial
levels and pursue efforts to limit the temperature increase to 1.5°C above pre-industrial
levels.
Paris-aligned
Aligned to the Paris Agreement goals.

Petroleum (asset group)
A group of oil and gas assets (see ‘Asset groups’) formerly operated by BHP before its merger with Woodside in June 2022. Petroleum’s core production operations were located in the US Gulf of Mexico, Australia and Trinidad and Tobago. Petroleum produced crude oil and condensate, gas and natural gas liquids.
PPE (personal protective equipment)
PPE means anything used or worn to minimise risk to worker’s health and safety, including air supplied respiratory equipment.
Residual mix
The mix of energy generation resources and associated attributes such as greenhouse gas emissions in a defined geographic boundary left after contractual instruments have been claimed/retired/cancelled. The residual mix can provide an emission factor for companies without contractual instruments to use in a market-based method calculation. A residual mix is currently unavailable to account for voluntary purchases and this may result in double counting between electricity consumers.
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
Scope 2 greenhouse gas emissions
Scope 2 greenhouse gas emissions are indirect emissions from the generation of purchased or acquired electricity, steam, heat or cooling that is consumed by operations that are owned or controlled by the reporting company. BHP’s Scope 2 emissions have been calculated using the market-based method unless otherwise specified.
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
Senior manager
An employee who has responsibility for planning, directing or controlling the activities of the entity or a strategically significant part of it. In the OFR, senior manager includes senior leaders and any persons who are directors of any subsidiary company even if they are not senior leaders.
Shareplus
All-employee
share purchase plan.
Social investment
Social investment is our voluntary contribution towards projects or donations with the primary purpose of contributing to the resilience of the communities where we operate and the environment, aligned with our broader business priorities. BHP’s targeted level of contribution is 1 per cent of pre-tax
profit calculated on the average of the previous three years’
pre-tax
profit as reported. For FY2023-FY2030, our social investment will be assessed as a total over the seven-year goals period to FY2030, rather than calculated as an average of the previous three years’
pre-tax
profit.
South32
During FY2015, BHP demerged a selection of our alumina, aluminium, coal, manganese, nickel, silver, lead and zinc assets into a new company – South32 Limited.

Surface water
All water naturally open to the atmosphere, including rivers, lakes and creeks and external water dams but excluding water from oceans, seas and estuaries (e.g. precipitation and runoff, including snow and hail).
Target (in respect of greenhouse gas emissions)
An intended outcome in relation to which we have identified one or more pathways for delivery of that outcome, subject to certain assumptions or conditions.
Third-party water
Water supplied by an entity external to the operational facility. Third-party water may contains water from three sources, surface water, groundwater and seawater.
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
Underlying attributable profit
Profit/(loss) after taxation attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders as described in Financial Statements note 3 ‘Exceptional items’. For more information refer to OFR 11.
Underlying EBIT
Earnings before net finance costs, taxation expense, Discontinued operations and any exceptional items. Underlying EBIT includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit). For more information refer to OFR 11.
Underlying EBITDA
Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and exceptional items. Underlying EBITDA includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit). For more information refer to OFR 11.
Unification
The unification of BHP’s corporate structure under BHP Group Limited as effected on 31 January 2022.
Unit costs
One of the financial measures BHP uses to monitor the performance of individual assets. Unit costs are calculated as ratio of net costs of the assets to the equity share of sales tonnage. Net costs is defined as revenue less Underlying EBITDA excluding freight and other costs, depending on the nature of each asset. Western Australia Iron Ore, Queensland Coal and New South Wales Energy Coal unit costs exclude government royalties; Escondida unit costs exclude by-product
credits.
United Nations Sustainable Development Goals (SDGs)
The Sustainable Development Goals (SDGs), also known as the Global Goals, were adopted by the United Nations in 2015 as a universal call to action to end poverty, protect the planet, and ensure that by 2030 all people enjoy peace and prosperity.
WAF (Water Accounting Framework)
The Water Accounting Framework is a common mining and metals industry approach to water accounting in Australia.

Water quality – Type 1
Water of high quality that would require minimal (if any) treatment to meet drinking water standards. This water is considered high-quality/high-grade in the International Council on Mining and Metals (ICMM) ‘Good Practice Guide’ (2nd Edition) (2021).
Water quality – Type 2
Water of medium quality that would require moderate treatment to meet drinking water standards (it may have a high salinity threshold of no higher than 5,000 milligrams per litre total dissolved solids and other individual constituents). This water is considered high-quality/high-grade in the International Council on Mining and Metals (ICMM) ‘Good Practice Guide’ (2nd Edition) (2021).
Water quality – Type 3
Water of low quality that would require significant treatment to meet drinking water standards. It may have individual constituents with high values of total dissolved solids, elevated levels of metals or extreme levels of pH. This type of water also includes seawater. This water is considered low-quality/low-grade
in the International Council on Mining and Metals (ICMM) ‘Good Practice Guide’ (2nd Edition) (2021).
WRSA (Water Resource Situational Analysis)
A Water Resource Situational Analysis (WRSA) is a holistic assessment of the water situation where an asset operates. The process is designed to describe the water challenges that stakeholders share and the opportunities for collective action to address those challenges. The WRSA is prepared by a credible third-party and draws on publicly available information and direct stakeholder input. Within a defined area that includes the water resources that BHP interacts, each WRSA includes assessment of:

•
the sustainability of the volume and quality of the water resources, taking into account interactions of all other parties and any related environmental, social or cultural values and climate change forecasts

•	the state of water infrastructure, water access, sanitation and hygiene of local communities

•	the environmental health of the water catchments that feed the water resources taking into account the extent of vegetation, runoff, and any conservation of the area

•	external water governance arrangements and their effectiveness

Exhibits
Exhibits marked “*” have been filed as exhibits to this annual report on Form
20-F.
Remaining exhibits have been incorporated by reference as indicated.

Exhibit 1	Constitution

*1.1	Constitution of BHP Group Limited, incorporating the amendments approved by shareholders at the 2022 General Meeting of BHP Group Limited on 20 January 2022

Exhibit 2	Securities

*2.1	Description of Securities

Exhibit 4	Material Contracts

*4.1	Form of Service Agreement for Specified Executive (referred to in this Annual Report as the Key Management Personnel)

*4.2	BHP Billiton Ltd Long Term Incentive Plan Rules, approved November 2013 (as amended in July 2018)

4.3
Framework Agreement entered into on 2 March 2016 between Samarco Mineração S.A., Vale S.A. and BHP Billiton Brasil Ltda, the Federal Government of Brazil, the states of Espirito Santo and Minas Gerais and certain other public authorities in Brazil1

Exhibit 8	List of Subsidiaries

*8.1	List of subsidiaries of BHP Group Limited

Exhibit 12	Certifications (section 302)

*12.1	Certification by Chief Executive Officer, Mr Mike Henry, dated 6 September 2022

*12.2	Certification by Chief Financial Officer, Mr David Lamont, dated 6 September 2022

Exhibit 13	Certifications (section 906)

*13.1	Certification by Chief Executive Officer, Mr Mike Henry, dated 6 September 2022

*13.2	Certification by Chief Financial Officer, Mr David Lamont, dated 6 September 2022

Exhibit 15	Consents

*15.1	Consent of Independent Registered Public Accounting firms Ernst & Young for incorporation by reference of audit reports in registration statements on Form S-8

*15.2	Consents of Qualified Persons for Technical Report Summary for Minera Escondida Limitada

*15.3	Consents of Qualified Persons for Technical Report Summary for Western Australia Iron Ore

*15.4	Consents of Qualified Persons for Technical Report Summary for Jansen Potash Project

Exhibit 96	Technical Report Summaries

*96.1	Technical Report Summary for Minera Escondida Limitada

*96.2	Technical Report Summary for Western Australia Iron Ore

*96.3	Technical Report Summary for Jansen Potash Project

Exhibit 101	Interactive Data File

*101.INS	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
*101.SCH	Inline XBRL Taxonomy Extension Schema Document
*101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
*101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
*101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
*101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

Exhibit 104	Cover Page Interactive Data File

*104	Cover page Interactive Data File (embedded within the Inline XBRL document)

Footnotes

1	Previously filed as an exhibit to BHP’s annual report on Form 20-F for the year ended 30 June 2016 on 21 September 2016.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.
BHP Group Limited
/s/ David Lamont
David Lamont
Chief Financial Officer
Date: 6 September 2022

Financial Statements

About these Financial Statements
Reporting entity
BHP Group Limited, an incorporated Australian-listed company, and BHP Group Plc, an incorporated UK-listed company, formed a Dual Listed Company (DLC) until 31 January 2022. Under the DLC structure BHP Group Limited, BHP Group Plc and their subsidiaries operated together as a single for-profit economic entity with a common Board of Directors, unified management structure and joint objectives. On 31 January 2022, BHP unified its corporate structure under BHP Group Limited, and subsequently BHP Group Plc changed its name to BHP Group (UK) Ltd. Throughout the Consolidated Financial Statements (the Financial Statements), the collective contributions of the aforementioned entities are referred to as ‘BHP’ or ‘the Group’, regardless of the DLC or unified corporate structure.
Group and related party information is presented in note 31 ‘Related party transactions’ to the Financial Statements. This details transactions between the Group’s subsidiaries, associates, joint arrangements and other related parties. The nature of the operations and principal activities of the Group are described in the segment information (refer to note 1 ‘Segment reporting’ to the Financial Statements).
Presentation of the Consolidated Financial Statements
Directors of BHP have included information in this report they deem to be material and relevant to the understanding of the Financial Statements. Disclosure may be considered material and relevant if the dollar amount is significant due to its size or nature, or the information is important to understand the:

•	Group’s current year results
•	impact of significant changes in the Group’s business or
•	aspects of the Group’s operations that are important to future performance
On 22 November 2021, the Group and Woodside Energy Group Limited (‘Woodside’) signed a binding Share Sale Agreement (‘SSA’) for the merger of the Group’s oil and gas portfolio with Woodside. While the merger had an economic effective date of 1 July 2021, the Group continued to control the Petroleum assets and carry on business in the normal course for 11 months until 1 June 2022 (Completion Date). As such, the Group recognises its share of revenue, expenses, net finance costs and associated income tax expense related to the Discontinued operation until the Completion Date. Comparative periods have been adjusted for the effects of applying IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ to disclose the Group’s Petroleum business on the same basis as the current period.
These Financial Statements were approved by the Board of Directors on 16 August 2022.

1    Consolidated Financial Statements
1.1    Consolidated Income Statement for the year ended 30 June 2022

		2022	2021	2020
	Notes	US$M	US$M Restated	US$M Restated
Continuing operations
Revenue	2	65,098	56,921	38,924
Other income	5	1,398	380	720
Expenses excluding net finance costs	5	(32,371)	(30,871)	(25,453)
Loss from equity accounted investments, related impairments and expenses	29	(19)	(915)	(508)

Profit from operations		34,106	25,515	13,683

Financial expenses		(1,050)	(1,290)	(1,192)
Financial income		81	67	334

Net finance costs	22	(969)	(1,223)	(858)

Profit before taxation		33,137	24,292	12,825

Income tax expense		(10,430)	(10,376)	(4,216)
Royalty-related taxation (net of income tax benefit)		(307)	(240)	19

Total taxation expense	6	(10,737)	(10,616)	(4,197)

Profit after taxation from Continuing operations		22,400	13,676	8,628

Discontinued operations
Profit/(loss) after taxation from Discontinued operations	27	10,655	(225)	108

Profit after taxation from Continuing and Discontinued operations		33,055	13,451	8,736

Attributable to non-controlling interests		2,155	2,147	780
Attributable to BHP shareholders		30,900	11,304	7,956

Basic earnings per ordinary share (cents)	7	610.6	223.5	157.3
Diluted earnings per ordinary share (cents)	7	609.3	223.0	157.0
Basic earnings from Continuing operations per ordinary share (cents)	7	400.0	228.0	155.2
Diluted earnings from Continuing operations per ordinary share (cents)	7	399.2	227.5	154.8

The accompanying notes form part of these Financial Statements.

1.2    Consolidated Statement of Comprehensive Income for the year ended 30 June 2022

		2022	2021	2020
	Notes	US$M	US$M	US$M
Profit after taxation from Continuing and Discontinued operations		33,055	13,451	8,736
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Hedges:
(Losses)/gains taken to equity		(914)	863	(315)
Losses/(gains) transferred to the income statement		881	(837)	297
Exchange fluctuations on translation of foreign operations taken to equity		(5)	5	1
Exchange fluctuations on translation of foreign operations transferred to income statement		(54)	–	–
Tax recognised within other comprehensive income	6	10	(8)	5

Total items that may be reclassified subsequently to the income statement		(82)	23	(12)

Items that will not be reclassified to the income statement:
Re-measurement gains/(losses) on pension and medical schemes		24	58	(81)
Equity investments held at fair value		(8)	(2)	(2)
Tax recognised within other comprehensive income	6	(9)	(20)	26

Total items that will not be reclassified to the income statement		7	36	(57)

Total other comprehensive (loss)/income		(75)	59	(69)

Total comprehensive income		32,980	13,510	8,667

Attributable to non-controlling interests		2,160	2,158	769
Attributable to BHP shareholders		30,820	11,352	7,898

The accompanying notes form part of these Financial Statements.

1.3    Consolidated Balance Sheet as at 30 June 2022

		2022	2021
	Notes	US$M	US$M
ASSETS
Current assets
Cash and cash equivalents	20	17,236	15,246
Trade and other receivables	8	5,426	6,059
Other financial assets	23	629	230
Inventories	10	4,935	4,426
Assets held for sale		–	324
Current tax assets		263	279
Other		175	129

Total current assets		28,664	26,693

Non-current assets
Trade and other receivables	8	153	337
Other financial assets	23	802	1,610
Inventories	10	1,315	1,358
Property, plant and equipment	11	61,295	73,813
Intangible assets	12	1,369	1,437
Investments accounted for using the equity method	29	1,420	1,742
Deferred tax assets	14	56	1,912
Other		92	25

Total non-current assets		66,502	82,234

Total assets		95,166	108,927

LIABILITIES
Current liabilities
Trade and other payables	9	6,687	7,027
Interest bearing liabilities	20	2,622	2,628
Liabilities directly associated with the assets held for sale		–	17
Other financial liabilities	23	579	130
Current tax payable		3,032	2,800
Provisions	4,15,19,26	3,965	3,696
Deferred income		34	105

Total current liabilities		16,919	16,403

Non-current liabilities
Interest bearing liabilities	20	13,806	18,355
Other financial liabilities	23	1,997	1,146
Non-current tax payable		87	120
Deferred tax liabilities	14	3,063	3,314
Provisions	4,15,19,26	10,478	13,799
Deferred income		50	185

Total non-current liabilities		29,481	36,919

Total liabilities		46,400	53,322

Net assets		48,766	55,605

EQUITY
Share capital – BHP Group Limited		4,638	1,111
Share capital – BHP Group Plc		–	1,057
Treasury shares		(31)	(33)
Reserves	17	12	2,350
Retained earnings		40,338	46,779

Total equity attributable to BHP shareholders		44,957	51,264
Non-controlling interests	17	3,809	4,341

Total equity		48,766	55,605

The accompanying notes form part of these Financial Statements.
The Financial Statements were approved by the Board of Directors on 16 August 2022 and signed on its behalf by:

Ken MacKenzie	Mike Henry
Chair	Chief Executive Officer

1.4    Consolidated Cash Flow Statement for the year ended 30 June 2022

		2022	2021	2020
		US$M	US$M	US$M
	Notes		Restated	Restated
Operating activities
Profit before taxation from Continuing operations		33,137	24,292	12,825
Adjustments for:
Depreciation and amortisation expense		5,683	5,084	4,667
Impairments of property, plant and equipment, financial assets and intangibles		515	2,507	482
Net finance costs		969	1,223	858
Loss from equity accounted investments, related impairments and expenses		19	915	508
Other		(350)	573	896
Changes in assets and liabilities:
Trade and other receivables		(703)	(2,389)	128
Inventories		(865)	(405)	(714)
Trade and other payables		727	1,149	(589)
Provisions and other assets and liabilities		(248)	486	1,350

Cash generated from operations		38,884	33,435	20,411
Dividends received		1,018	728	117
Interest received		58	97	368
Interest paid		(657)	(766)	(1,213)
Proceeds/(settlements) of cash management related instruments		378	(401)	85
Net income tax and royalty-related taxation refunded		105	222	47
Net income tax and royalty-related taxation paid		(10,501)	(7,432)	(5,130)

Net operating cash flows from Continuing operations		29,285	25,883	14,685

Net operating cash flows from Discontinued operations	27	2,889	1,351	1,021

Net operating cash flows		32,174	27,234	15,706

Investing activities
Purchases of property, plant and equipment		(5,855)	(5,612)	(5,991)
Exploration expenditure		(256)	(192)	(176)
Exploration expenditure expensed and included in operating cash flows		199	134	123
Net investment and funding of equity accounted investments		(266)	(553)	(596)
Proceeds from sale of assets		221	158	187
Proceeds/(settlements) from sale of subsidiaries, operations and joint operations net of their cash		1,255	(3)	–
Other investing		(271)	(257)	(130)

Net investing cash flows from Continuing operations		(4,973)	(6,325)	(6,583)

Net investing cash flows from Discontinued operations	27	(904)	(1,520)	(1,033)

Net cash completion payment on merger of Petroleum with Woodside	27	(683)	–	–

Cash and cash equivalents disposed on merger of Petroleum with Woodside	27	(399)	–	–

Net investing cash flows		(6,959)	(7,845)	(7,616)

Financing activities
Proceeds from interest bearing liabilities		1,164	568	514
Proceeds/(settlements) of debt related instruments		–	167	(157)
Repayment of interest bearing liabilities		(3,358)	(8,357)	(2,008)
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts		(149)	(234)	(143)
Dividends paid		(17,851)	(7,901)	(6,876)
Dividends paid to non-controlling interests		(2,540)	(2,127)	(1,043)

Net financing cash flows from Continuing operations		(22,734)	(17,884)	(9,713)

Net financing cash flows from Discontinued operations	27	(33)	(38)	(39)

Net financing cash flows		(22,767)	(17,922)	(9,752)

Net increase/(decrease) in cash and cash equivalents from Continuing operations		1,578	1,674	(1,611)
Net increase/(decrease) in cash and cash equivalents from Discontinued operations		1,952	(207)	(51)
Net cash completion payment on merger of Petroleum with Woodside		(683)	–	–
Cash and cash equivalents disposed on merger of Petroleum with Woodside		(399)	–	–
Cash and cash equivalents, net of overdrafts, at the beginning of the financial year		15,246	13,426	15,593
Foreign currency exchange rate changes on cash and cash equivalents		(458)	353	(505)

Cash and cash equivalents, net of overdrafts, at the end of the financial year	20	17,236	15,246	13,426

The accompanying notes form part of these Financial Statements.

1.5    Consolidated Statement of Changes in Equity for the year ended 30 June 2022

	Attributable to BHP shareholders
	Share capital		Treasury shares		Reserves	Retained earnings	Total equity attributable to BHP shareholders
US$M	BHP Group Limited	BHP Group Plc	BHP Group Limited	BHP Group Plc				Non- controlling interests	Total equity
Balance as at 1 July 2021	1,111	1,057	(32)	(1)	2,350	46,779	51,264	4,341	55,605

Total comprehensive income	–	–	–	–	(90)	30,910	30,820	2,160	32,980
Transactions with owners:
BHP Group Limited shares issued	172	–	(172)	–	–	–	–	–	–
Purchase of shares by ESOP Trusts	–	–	(148)	(1)	–	–	(149)	–	(149)
Employee share awards exercised net of employee contributions net of tax	–	–	321	2	(207)	(116)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	–	–	(30)	30	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	–	–	143	–	143	–	143
Corporate structure unification	3,355	(1,057)	–	–	(2,298)	–	–	–	–
Dividends	–	–	–	–	–	(17,720)	(17,720)	(2,540)	(20,260)
In specie dividend on merger of Petroleum with Woodside	–	–	–	–	–	(19,559)	(19,559)	–	(19,559)
Divestment of subsidiaries, operations and joint operations	–	–	–	–	–	–	–	(157)	(157)
Transfers within equity on divestment of subsidiaries, operations and joint operations	–	–	–	–	(14)	14	–	–	–
Equity contributed net of tax	–	–	–	–	158	–	158	5	163

Balance as at 30 June 2022	4,638	–	(31)	–	12	40,338	44,957	3,809	48,766

Balance as at 1 July 2020	1,111	1,057	(5)	–	2,306	43,396	47,865	4,310	52,175

Total comprehensive income	–	–	–	–	22	11,330	11,352	2,158	13,510
Transactions with owners:
Purchase of shares by ESOP Trusts	–	–	(229)	(5)	–	–	(234)	–	(234)
Employee share awards exercised net of employee contributions net of tax	–	–	202	4	(149)	(57)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	–	–	(4)	4	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	–	–	175	–	175	–	175
Dividends	–	–	–	–	–	(7,894)	(7,894)	(2,127)	(10,021)

Balance as at 30 June 2021	1,111	1,057	(32)	(1)	2,350	46,779	51,264	4,341	55,605

Balance as at 1 July 2019	1,111	1,057	(32)	–	2,285	42,748	47,169	4,584	51,753

Total comprehensive income	–	–	–	–	(12)	7,910	7,898	769	8,667
Transactions with owners:
Purchase of shares by ESOP Trusts	–	–	(139)	(4)	–	–	(143)	–	(143)
Employee share awards exercised net of employee contributions net of tax	–	–	166	4	(132)	(38)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	–	–	(10)	10	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	–	–	175	–	175	–	175
Dividends	–	–	–	–	–	(7,234)	(7,234)	(1,043)	(8,277)

Balance as at 30 June 2020	1,111	1,057	(5)	–	2,306	43,396	47,865	4,310	52,175

The accompanying notes form part of these Financial Statements.

Basis of preparation
The Group’s Financial Statements as at and for the year ended 30 June 2022:

•	are a consolidated general purpose financial report

•	have been prepared in accordance with the requirements of:

¡	the Australian Corporations Act 2001 (Corporations Act 2001)

¡
Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) (collectively referred to as IFRS)

•	are prepared on a going concern basis as the Directors:

¡	have made an assessment of the Group’s ability to continue as a going concern for the 12 months from the date of this report

¡	consider it appropriate to adopt the going concern basis of accounting in preparing the Group’s Financial Statements

•	measure items on the basis of historical cost principles, except for the following items:

¡	derivative financial instruments and certain other financial assets and liabilities, which are carried at fair value

¡	non-current assets or disposal groups that are classified as held-for-sale or held-for-distribution, which are measured at the lower of carrying amount and fair value less costs to sell

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

•
adopt all new and amended standards and interpretations under IFRS, that are mandatory for application in periods beginning on 1 July 2021. None had a significant impact on the Financial Statements. Refer note 37 ‘New and amended accounting standards and interpretations and changes to accounting policies’ for details

•
have not early adopted any standards and interpretations that have been issued or amended but are not yet effective. Refer note 37 ‘New and amended accounting standards and interpretations and changes to accounting policies’ for details

The accounting policies are consistently applied by all entities included in the Financial Statements.
Following unification of the Group’s corporate structure under BHP Group Limited, which was completed in January 2022, the Group Financial Statements are no longer required to be prepared in accordance with:

•	the UK Companies Act 2006

•
International Accounting Standards in conformity with the requirements of the UK Companies Act 2006 and International Financial Reporting Standards adopted pursuant to Regulation (EC) No. 1606/2002 as it applies in the European Union (EU)

•	International Accounting Standards adopted for use within the UK
In assessing the appropriateness of the going concern assumption over the going concern period, management have stress tested BHP’s most recent financial projections to incorporate a range of potential future outcomes by considering BHP’s principal risks. The Group’s financial forecasts, including downside commodity price and production scenarios, demonstrate that the Group believes that it has sufficient financial resources to meet its obligations as they fall due throughout the going concern period. As such, the Financial Statements continue to be prepared on the going concern basis.
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
Subsidiaries:
The Financial Statements of the Group include the consolidation of BHP Group Limited (the Company or parent entity) and its subsidiaries, being the entities controlled by the parent entity during the year and BHP Group Plc and its subsidiaries whilst the DLC was in effect. Control exists where the Group:

•	has power over the investee

•	is exposed to, or has rights to, variable returns from its involvement with the entity

•	has the ability to affect those returns through its power to direct the activities of the entity

The ability to approve the operating and capital budget of a subsidiary and the ability to appoint key management personnel are decisions that demonstrate that the Group has the existing rights to direct the relevant activities of a subsidiary.
Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary.
Where the Group’s interest is less than 100 per cent, the interest attributable to outside shareholders is reflected in non-controlling interests.
Changes in the Group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the Company.
When the Group loses control of a subsidiary, the gain or loss on disposal is recognised in profit or loss.
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
Joint arrangements:
The Group undertakes a number of business activities through joint arrangements, which exist when two or more parties have joint control. Joint arrangements are classified as either joint operations or joint ventures, based on the contractual rights and obligations between the parties to the arrangement:

•
Joint operations:
A joint operation is an arrangement in which the Group shares joint control, primarily via contractual arrangements with other parties. In a joint operation, the Group has rights to the underlying assets and obligations for the liabilities relating to the arrangement. This includes situations where the parties benefit from the joint activity through a share of the output, rather than by receiving a share of the results of trading. In relation to the Group’s interest in a joint operation, the Group recognises: its assets and liabilities, including its share of any assets and liabilities held or incurred jointly; revenue from the sale of its share of the output and its share of any revenue generated from the sale of the output by the joint operation; and its expenses including its share of expenses incurred jointly. All such amounts are allocated in accordance with the terms of the arrangement, which is usually in proportion to the Group’s interest in the joint operation.

The Group accounts for the assets, liabilities, revenue and expenses relating to its interest in a joint operation in accordance with the IFRS Standards applicable to the particular assets, liabilities, revenue and expenses.

•
Joint ventures:
A joint venture is a joint arrangement in which the parties that share joint control have rights to the net assets of the arrangement. A separate vehicle, not the parties, will have the rights to the assets and obligations for the liabilities relating to the arrangement. More than an insignificant share of output from a joint venture is sold to third parties, which indicates the joint venture is not dependent on the parties to the arrangement for funding, nor do the parties have an obligation for the liabilities of the arrangement. Joint ventures are accounted for using the equity method as outlined below.

Associates:
The Group accounts for investments in associates using the equity method as outlined below. An entity is considered an associate where the Group is deemed to have significant influence but not control or joint control. Significant influence is presumed to exist where the Group:

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
Under the equity method, an investment in an associate or a joint venture is recognised initially at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and other comprehensive income of the associate or joint venture. When the Group’s share of losses of an associate or a joint venture exceeds the Group’s interest in that associate or joint venture, the Group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.
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
On consolidation, the assets, liabilities, income and expenses of foreign operations with non-US dollar functional currencies are translated into US dollars using the following applicable exchange rates:

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

Significant accounting policies, judgements and estimates

The Group’s accounting policies require the use of judgement, estimates and assumptions. All judgements, estimates and assumptions are based on the most current facts and circumstances and are reassessed on an ongoing basis. Actual results in future reporting periods may differ for these estimates under different assumptions and conditions.

Further information regarding the Group’s significant judgements and key estimates and assumptions, being those where changes may materially affect financial results and the carrying amount of assets and liabilities to be reported in the next reporting period, are embedded within the following notes:

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

Reserve estimates

Reserves are estimates of the amount of product that can be demonstrated to be able to be economically and legally extracted from the Group’s properties. In order to estimate reserves, assumptions are required about a range of technical and economic factors, including quantities, qualities, production techniques, recovery efficiency, production and transport costs, commodity supply and demand, commodity and carbon prices and exchange rates.

Estimating the quantity and/or quality of reserves requires the size, shape and depth of ore bodies to be determined by analysing geological data, such as drilling samples and geophysical survey interpretations. Economic assumptions used to estimate reserves change from period-to-period as additional technical and operational data is generated. This process may require complex and difficult geological judgements to interpret the data.

Reserve impact on financial reporting

Estimates of reserves may change from period-to-period as the economic assumptions used to estimate reserves change and additional geological data is generated during the course of operations. Changes in reserves may affect the Group’s financial results and financial position in a number of ways, including:

• asset carrying values may be affected due to changes in estimated future production levels

•   depreciation, depletion and amortisation charged to the income statement may change where such charges are determined on the units of production basis, or where the useful economic lives of assets change

• overburden removal costs recorded on the balance sheet or charged to the income statement may change due to changes in stripping ratios or the units of production basis of depreciation

• closure and rehabilitation provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities

• the carrying amount of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits

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
During FY2022, the Group completed the merger of the Group’s Petroleum business with Woodside and the divestments of the Group’s interests in BHP Mitsui Coal Pty Ltd (BMC) and the Cerrejón non-operated energy coal joint venture. In addition, the Group announced that it will retain New South Wales Energy Coal (NSWEC) in its portfolio, seek approvals to continue mining at NSWEC beyond its current mining consent that expires in 2026, and intends to proceed with a managed process to cease mining at the asset by the end of FY2030. While climate change and the transition to a low carbon economy remain key considerations in the Group’s significant judgements and estimates, the portfolio updates during FY2022 have reduced the Group’s exposure to fossil fuels. Following the updates, the potential risk to the carrying value of the Group’s assets and liabilities from long-term price estimates for oil, gas and energy coal is largely limited to the impact of those commodities on the Group’s supply chain.
The Group’s current climate change strategy is reflected in the Group’s significant judgements and key estimates, and therefore the Financial Statements, as follows:
Transition risks
The Group’s targets and goals
As part of its response to the Paris Agreement goals, the Group has set a target to reduce its operational GHG emissions (Scope 1 and Scope 2 from our operated assets) by at least 30 per cent from FY2020 levels by FY2030 and a goal to achieve net zero operational GHG emissions by 2050. For the FY2030 target, the FY2020 baseline has been adjusted to reflect the divestment of the Group’s Petroleum and BMC operations and will be adjusted for any material future acquisitions and divestments. Approved emissions reduction projects aimed at contributing to the achievement of the Group’s operational GHG emissions target and goal have been incorporated into the forecast cash flows of the Group’s assets. The use of carbon offsets will be governed by the Group’s approach to carbon offsetting, with the Group’s offset strategy currently being managed at a consolidated Group level and therefore not currently incorporated into the forecast cash flows of individual assets. Any change to the Group’s climate change strategy could impact these forecasts and the Group’s significant judgements and key estimates.
The Group continues to invest, including in partnership with others, in emissions reduction projects and technology innovation and development in its value chain to support reductions to its total reported Scope 3 GHG emissions inventory, with a particular focus on steelmaking and maritime emissions. However, while we seek to influence, Scope 3 emissions occur outside of our direct control. Reduction pathways are dependent on the development, and upstream or downstream deployment of solutions and/or supportive policy. Where possible, the financial impact of the Group’s activities in support of Scope 3 reduction pathways is reflected in the financial statements, for example the Group’s chartering of LNG-fuelled vessels. It is however currently not possible to reliably estimate or measure the full potential financial statement impacts of the Group’s pursuit of its Scope 3 goals and targets.
The Climate Investment Program (CIP), as announced by the Group in July 2019, aims to invest at least US$400 million over the CIP’s five-year life in emissions reduction projects across the Group’s operated assets and value chain. Spend under the CIP, along with capital expenditure in support of operational decarbonisation at our operated assets, is recognised in the relevant year of spend.
Global transition signposts
In addition to the Group’s targets and goals, significant judgements and key estimates are also impacted by the Group’s current assessment of the range of economic and climate related conditions that could exist in transitioning to a low carbon economy, considering the current trajectory of society and the global economy as a whole. Signposts do not yet indicate that the appropriate measures are in place to drive decarbonisation at the pace or scale required for the Group to assess achieving the aims of the Paris Agreement as the most likely future outcome. However, as governments, institutions, companies and society increasingly focus on addressing climate change, the potential for a non-linear and/or more rapid transition and the subsequent impact on threats and opportunities increases.
The BHP Climate Transition Action Plan 2021 references the Group’s divergent climate scenarios across a range of temperature outcomes. The Group currently uses two of those scenarios, being the Central Energy View and Lower Carbon View
1
as inputs to the Group’s operational planning cases. The use of these two scenarios reflects the Group’s current estimates of the most likely range of future states for the global economy and associated sub-systems. These operational planning cases inform updates to the Group’s supply, demand and price outlooks, capital allocation and portfolio decisions.
Given the complexity of climate modelling, these scenarios are reviewed periodically to reflect new information, with developments in the periods between scenario updates being reflected in updated internal long-term price outlooks.
Investment decisions and asset valuations also incorporate carbon price assumptions for major Group operational, competitor and customer countries. In determining the Group’s forecast, factors such as a country’s current and announced climate policies and targets and societal factors such as public acceptance and demographics are considered, with the Group forecasting the global range of regional carbon prices to reach between US$0-175/tCO
2
-e in FY2030 and US$10-250/tCO
2
-e in FY2050, and US$10-175/tCO
2
-e in FY2030 and US$100-250/tCO
2
-e in FY2050 in BHP’s current major operational and market countries.

1
Central Energy View reflects, and is periodically updated to respond to, existing policy trends and commitments. Lower Carbon View accelerates decarbonisation trends and policies, particularly in easier-to-abate sectors such as power generation and light duty vehicles. BHP’s Climate Change Report 2020 describes these scenarios in more detail.

The operational planning cases, price outlooks and cost of carbon assumptions, impact certain significant judgements and key estimates, including the determination of the valuation of assets and potential impairment charges (notes 11 ‘Property, plant and equipment’ and 13 ‘Impairment of non-current assets’), the estimation of the remaining useful economic life of assets for depreciation purposes (note 11 ‘Property, plant and equipment’) and the timing of closure and rehabilitation activities (note 15 ‘Closure and rehabilitation provisions’).
In addition to the operational planning cases, the Group utilises a range of scenarios, including its 1.5°C Paris-aligned scenario
2
, when testing the resilience of its portfolio, forming strategy and making investment decisions. While a 1.5ºC Paris-aligned scenario does not currently represent one of the inputs to the Group’s operational planning cases, the Group has, during FY2022, systematically integrated the Group’s 1.5ºC Paris-aligned scenario into the Group’s strategy and capital allocation process to test the extent to which its capital allocation is aligned with a rapidly decarbonising global economy. Specifically, the Group applies the Group’s 1.5°C Paris-aligned scenario to assess whether future demand for the Group’s products under that scenario supports ongoing capital investment. The internal allocation of capital under the Group’s Capital Allocation Framework and all major investment decisions now require an assessment of investment viability under the Group’s 1.5°C Paris-aligned scenario.
The Group continues to monitor global decarbonisation signposts and update its operational planning cases, price outlooks, and cost of carbon assumptions and assessments relating to strategy and capital allocation accordingly. Where such signposts indicate the appropriate measures are in place for achievement of a 1.5ºC Paris-aligned scenario, this will be reflected in the Group’s operational planning cases.
Sensitivity to demand for the Group’s commodities
The Group acknowledges that there are a range of possible energy transition scenarios, including those that are aligned with the aims of the Paris Agreement, that may indicate different outcomes for individual commodities. The resilience of the Group’s portfolio to a 1.5°C Paris-aligned scenario (the Group’s 1.5°C Paris-aligned scenario) continues to be considered, including the impact of Paris-aligned commodity price estimates under that scenario on the Group’s latest asset plans.
There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate and none of the scenarios considered constitutes a definitive outcome for the Group.
However, the long-term commodity price estimates under the Group’s 1.5°C Paris-aligned scenario reflect the world needing around twice as much steel, copper and potash and four times as much nickel in the next 30 years as in the last 30. In addition, the Group’s portfolio is transitioning towards higher quality iron ore and metallurgical coal that enable steelmakers to be more efficient and operate with a lower emissions intensity.
As such, although all potential financial reporting consequences under the Group’s 1.5°C Paris-aligned scenario are currently impracticable to fully assess, the long-term commodity price outlooks under this scenario for iron ore, copper, metallurgical coal, nickel and potash are either largely consistent with or favourable to the price outlooks in the Group’s current operational planning cases.
Given the positive long-term price outlooks for these commodities, the Group currently considers that a material adverse change is not expected to the valuation, and remaining useful life, of assets and discounting of closure and rehabilitation provisions for assets relating to these commodities under its 1.5°C Paris-aligned scenario.
While energy coal long-term commodity price outlooks under the Group’s 1.5°C Paris-aligned scenario are unfavourable when compared to the price outlooks in the Group’s current operational planning cases, following impairments recognised in FY2021, the carrying value of assets at the Group’s remaining energy coal operations at NSWEC is no longer material.
Further, the Group’s closure provision for NSWEC reflects the announcement in FY2022 of the Group’s plans to seek approvals to continue mining at NSWEC beyond its current mining consent that expires in 2026 and intention to proceed with a managed process to cease mining at NSWEC by the end of FY2030. While the closure provision remains subject to estimation and assumptions, the timing of closure is no longer considered materially susceptible to the long-term impacts of climate change.
Physical risks
The Group is progressing work to assess the potential impact of physical risks of climate change in line with the Group’s Risk Management Framework. In FY2022, the Group conducted a physical risk identification process that prioritised key potential climate hazards for more detailed analysis including, for example, risks associated with higher sea levels disrupting port operations and extreme rainfall impacting the stability of tailings storage facilities. Given the ongoing nature of the Group’s physical risk assessment process, inclusion of adaptation risk in the Group’s operating plans, and associated asset valuations, is currently limited. As the Group progresses its adaptation strategy, including risk evaluations planned for FY2023, the identification of additional risks or the detailed development of the Group’s response may result in material changes to financial results and the carrying values of assets and liabilities in future reporting periods.

2
This scenario aligns with the aims of the Paris Agreement and requires steep global annual emissions reduction, sustained for decades, to stay within a 1.5°C carbon budget. 1.5°C is above pre-industrial levels. BHP’s Climate Change Report 2020 describes this scenario, including its assumptions, outputs and limitations, in more detail.

1.6    Notes to the Financial Statements
Performance

1    Segment reporting
Reportable segments
The Group operated three reportable segments during FY2022, which are aligned with the commodities that are extracted and marketed and reflect the structure used by the Group’s management to assess the performance of the Group.

Reportable segment	Principal activities

Copper	Mining of copper, silver, zinc, molybdenum, uranium and gold

Iron Ore	Mining of iron ore

Coal	Mining of metallurgical coal and energy coal
On 22 November 2021, the Group signed a binding SSA for the merger of the Group’s oil and gas portfolio with Woodside. Following that announcement, the Group’s Petroleum business no longer meets the reporting segment recognition criteria as outlined in IFRS 8/AASB 8 ‘Operating segments’ and therefore does not form part of the reportable segments. Comparative periods have been adjusted for the effects of applying IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ to disclose the Group’s Petroleum business on the same basis as the current period.
Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West and legacy assets, and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments.

Year ended 30 June 2022 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	16,849	30,767	15,549	1,933	65,098
Inter-segment revenue	–	–	–	–	–

Total revenue	16,849	30,767	15,549	1,933	65,098

Underlying EBITDA	8,565	21,707	9,504	858	40,634

Depreciation and amortisation	(1,765)	(2,203)	(762)	(953)	(5,683)
Impairment losses 1	(470)	(33)	(9)	(3)	(515)

Underlying EBIT	6,330	19,471	8,733	(98)	34,436

Exceptional items 2	(81)	(648)	849	(450)	(330)
Net finance costs					(969)

Profit before taxation					33,137

Capital expenditure (cash basis)	2,528	1,848	621	858	5,855

Profit/(loss) from equity accounted investments, related impairments and expenses	577	(595)	–	(1)	(19)

Investments accounted for using the equity method	1,415	–	–	5	1,420

Total assets 3	32,762	24,613	11,524	26,267	95,166

Total liabilities 3	5,342	7,790	3,874	29,394	46,400

Year ended 30 June 2021 US$M Restated	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	15,726	34,475	5,154	1,566	56,921
Inter-segment revenue	–	–	–	–	–

Total revenue	15,726	34,475	5,154	1,566	56,921

Underlying EBITDA	8,489	26,278	288	18	35,073

Depreciation and amortisation	(1,608)	(1,971)	(845)	(660)	(5,084)
Impairment losses 1	(72)	(13)	(20)	(31)	(136)

Underlying EBIT	6,809	24,294	(577)	(673)	29,853

Exceptional items 2	(144)	(1,319)	(1,567)	(1,308)	(4,338)
Net finance costs					(1,223)

Profit before taxation					24,292

Capital expenditure (cash basis)	2,180	2,188	579	665	5,612

Profit/(loss) from equity accounted investments, related impairments and expenses	692	(1,126)	(480)	(1)	(915)

Investments accounted for using the equity method	1,482	–	–	260	1,742

Total assets 3	31,517	26,171	11,030	40,209	108,927

Total liabilities 3	4,589	7,508	3,518	37,707	53,322

Year ended 30 June 2020 US$M Restated	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	10,666	20,797	6,241	1,220	38,924
Inter-segment revenue	–	–	1	(1)	–

Total revenue	10,666	20,797	6,242	1,219	38,924

Underlying EBITDA	4,347	14,554	1,632	(663)	19,870

Depreciation and amortisation	(1,740)	(1,608)	(807)	(512)	(4,667)
Impairment losses 1	(17)	(22)	(14)	(20)	(73)

Underlying EBIT	2,590	12,924	811	(1,195)	15,130

Exceptional items 2	(1,228)	(614)	(18)	413	(1,447)
Net finance costs					(858)

Profit before taxation					12,825

Capital expenditure (cash basis)	2,434	2,328	603	626	5,991

Profit/(loss) from equity accounted investments, related impairments and expenses	67	(508)	(68)	1	(508)

Investments accounted for using the equity method	1,558	–	776	251	2,585

Total assets 3	28,892	23,841	12,110	40,890	105,733

Total liabilities 3	3,535	5,441	2,601	41,981	53,558

1	Impairment losses exclude exceptional items of US$ nil (2021: US$2,371 million; 2020: US$409 million).

2
Exceptional items reported in Group and unallocated include Samarco dam failure costs of US$(13) million (2021: US$(14) million; 2020: US$(32) million) and Samarco related other income of US$

nil (2021: US$34 million; 2020: US$489 million). Refer to note 3 ‘Exceptional items’ for further information.

3	Group and unallocated comparative periods total assets and total liabilities include Petroleum assets and liabilities that were previously disclosed as part of the Petroleum segment.

Geographical information

	Revenue by location of customer
	2022	2021	2020
	US$M	US$M	US$M
		Restated	Restated
Australia	1,649	1,871	1,212
Europe	2,129	886	963
China	36,618	39,653	26,503
Japan	8,401	4,387	3,314
India	5,215	2,189	1,475
South Korea	4,786	3,420	2,666
Rest of Asia	4,303	2,934	1,730
North America	1,282	1,147	719
South America	715	426	315
Rest of world	–	8	27

	65,098	56,921	38,924

	Non-current assets by location of assets
	2022	2021	2020
	US$M	US$M	US$M
Australia	43,250	48,612	48,236
North America	3,964	9,701	9,682
South America	18,280	18,548	18,179
Rest of world	150	1,851	1,955
Unallocated assets 1	858	3,522	6,210

	66,502	82,234	84,262

1	Unallocated assets comprise deferred tax assets and other financial assets.
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

2    Revenue
Revenue by segment and asset

	2022	2021	2020
	US$M	US$M	US$M
		Restated	Restated
Escondida	9,500	9,470	6,719
Pampa Norte	2,670	1,801	1,395
Olympic Dam	1,776	2,211	1,463
Third - party products	2,903	2,244	1,089

Total Copper 1	16,849	15,726	10,666

Western Australia Iron Ore	30,632	34,337	20,663
Third-party products	19	18	15
Other	116	120	119

Total Iron Ore	30,767	34,475	20,797

BHP Mitsubishi Alliance	10,254	3,537	4,422
New South Wales Energy Coal	3,035	839	885
Other 2	2,260	778	935

Total Coal 3	15,549	5,154	6,242

Group and unallocated items 4	1,933	1,566	1,220
Inter-segment adjustment	–	–	(1)

Total revenue	65,098	56,921	38,924

1
Total Copper revenue includes: copper US$15,992 million (2021: US$14,812 million; 2020: US$10,044 million) and other US$857 million (2021: US$914 million; 2020: US$622 million). Other consists of silver, zinc, molybdenum, uranium and gold.

2	Includes revenue related to BHP Mitsui Coal (BMC) divested in May 2022.

3	Total Coal revenue includes: metallurgical coal US$11,990 million (2021: US$4,260 million; 2020: US$5,311 million) and energy coal US$3,559 million (2021: US$894 million; 2020: US$931 million).

4	Group and unallocated items revenue includes: Nickel West US$1,926 million (2021: US$1,545 million; 2020: US$1,189 million) and other revenue US$7 million (2021: US$21 million; 2020: US$31 million).
Revenue consists of revenue from contracts with customers of US$
65,504

million (2021: US$55,562 million; 2020: US$38,917 million) and other revenue predominantly relating to provisionally priced sales of US$(406) million (2021: US$1,359 million; 2020: US$7 million).
Recognition and measurement
The Group generates revenue from the production and sale of commodities. Revenue is recognised when or as control of the promised goods or services passes to the customer. In most instances, control passes when the goods are delivered to a destination specified by the customer, typically on board the customer’s appointed vessel. Revenue from the provision of services is recognised over time as the services are provided, but does not represent a significant proportion of total revenue and is aggregated with the respective asset and product revenue for disclosure purposes.
The amount of revenue recognised reflects the consideration to which the Group expects to be entitled in exchange for transferring goods or services.
Where the Group’s sales are provisionally priced, the final price depends on future index prices. The amount of revenue initially recognised is based on the relevant forward market price. Adjustments between the provisional and final price are accounted for under IFRS 9/AASB 9 ‘Financial Instruments’ (IFRS 9), separately recorded as other revenue and presented as part of the total revenue of each asset. The period between provisional pricing and final invoicing is typically between 60 and 120 days.
Revenue from the sale of significant by-products is included within revenue. Where a by-product is not significant, revenue is credited against costs.
The Group applies the practical expedient to not adjust the expected consideration for the effects of the time value of money if the period between the delivery and when the customer pays for the promised good or service is one year or less.
The Group applies the practical expedient not to disclose information relating to unfulfilled performance obligations, either due to the expected duration of the contract term being one year or less, or for longer term contracts, because the entity has a right to consideration (and can recognise revenue) for goods delivered.

3    Exceptional items
Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Financial Statements. Such items included within the Group’s profit from Continuing operations for the year are detailed below. Exceptional items attributable to
D
iscontinued operations are detailed in note 27 ‘Discontinued operations’.

Year ended 30 June 2022	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Samarco dam failure	(1,032)	(31)	(1,063)
Impairment of US deferred tax assets	–	(423)	(423)
Corporate structure unification costs	(428)	–	(428)
BHP Mitsui Coal (BMC) gain on disposal	840	–	840

Total	(620)	(454)	(1,074)

Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(620)	(454)	(1,074)

Samarco Mineração S.A. (Samarco) dam failure
The FY2022 exceptional loss of US$1,063 million (after tax) related to the Samarco dam failure in November 2015 comprises the following:

Year ended 30 June 2022	US$M
Other income	–
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(66)
Loss from equity accounted investments, related impairments and expenses:
Samarco impairment expense	–
Samarco Germano dam decommissioning	68
Samarco dam failure provision	(663)
Fair value change on forward exchange derivatives	(81)
Net finance costs	(290)
Income tax expense	(31)

Total 1	(1,063)

1	Refer to note 4 ‘Significant events – Samarco dam failure’ for further information.
Impairment of US deferred tax assets
The Group recognised an impairment charge of US$423 million (after tax) in relation to deferred tax assets where the recoverability has historically been reliant on Petroleum earnings in the same tax group. While these tax assets remained with the Group following the merger of the Group’s oil and gas portfolio with Woodside, the impairment charge reflects the extent of other currently forecast future earnings against which the assets can be recovered.
Corporate structure unification costs
The Group incurred transaction costs associated with the unification of the Group corporate structure under its existing Australian parent company, BHP Group Limited, which was completed on 31 January 2022. Refer note 16 ‘Share capital’ for further information.
BHP Mitsui Coal (BMC) gain on disposal
On 3 May 2022 the Group sold it
s 80
per cent interest in BHP Mitsui Coal Pty Ltd (BMC) to Stanmore SMC Holdings Pty Ltd, a wholly owned subsidiary of Stanmore Resources Limited (Stanmore Resources).
Stanmore Resources paid
US$1.1
billion cash consideration at completion plus a preliminary completion adjustment of
US$218
million for working capital
. US$100
million in cash remains payable in
six months
on 3 November 2022 with potential for an additional amount of up to
US$150
million (US$122 million discounted) in a price-linked earnout payable in the 2024 calendar year.

Details of the gain on disposal is as follows:

US$M
Assets
Cash and cash equivalents	63
Trade and other receivables	360
Other financial assets	26
Inventories	92
Property, plant and equipment	1,214
Total assets	1,755

Liabilities
Trade and other payables	253
Interest bearing liabilities	249
Tax payable s	9
Provisions	425
Deferred tax liabilities	31

Total liabilities	967

Net assets disposed	788

Less non-controlling interest share of net assets disposed	157

BHP share of net assets disposed	631

Gross consideration	1,318
Transaction and other directly applicable costs	(69)
Income tax expense	–
Deferred consideration	222

Gain on disposal	840

The exceptional items relating to the year ended 30 June 2021 and the year ended 30 June 2020 are detailed below.
30 June 2021

Year ended 30 June 2021 Restated	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Samarco dam failure	(1,087)	(71)	(1,158)
COVID-19 related costs	(499)	138	(361)
Impairment of Energy coal assets	(1,523)	(651)	(2,174)
Impairment of Potash assets	(1,314)	(473)	(1,787)

Total	(4,423)	(1,057)	(5,480)

Attributable to non-controlling interests	(34)	10	(24)
Attributable to BHP shareholders	(4,389)	(1,067)	(5,456)

Samarco Mineração S.A. (Samarco) dam failure
The FY2021 exceptional loss of US$1,158 million related to the Samarco dam failure in November 2015 comprises the following:

Year ended 30 June 2021	US$M
Other income	34
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(46)
Loss from equity accounted investments, related impairments and expenses:
Samarco impairment expense	(111)
Samarco Germano dam decommissioning	(15)
Samarco dam failure provision	(1,000)
Fair value change on forward exchange derivatives	136
Net finance costs	(85)
Income tax expense	(71)

Total 1	(1,158)

1	Refer to note 4 ‘Significant events – Samarco dam failure’ for further information.
COVID-19 related costs
The exceptional item reflects the directly attributable COVID-19 pandemic related additional costs for the Group for FY2021, including costs associated with the increased provision of health and hygiene services, the impacts of maintaining social distancing requirements and demurrage and other standby charges related to delays caused by COVID-19. At the time, COVID-19 was considered a single protracted globally pervasive event.
However, as the pandemic has continued to evolve, certain impacts that were initially considered to be potentially short-term in nature are now expected to continue over a number of reporting periods. These activities are now considered to be part of business as usual operations and, as such, for FY2022, the incremental costs have not been classified as an exceptional item.

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
Impairment of Potash assets
The Group recognised an impairment charge of US$1,787 million (after tax) in relation to Potash. The impairment charge reflect ed
 an analysis of

market perspectives and the value that we
expected
a market participant to attribute to our investments to date.
30 June 2020

Year ended 30 June 2020 Restated	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Samarco dam failure	(176)	–	(176)
Cancellation of power contracts	(778)	271	(507)
COVID-19 related costs	(177)	51	(126)
Cerro Colorado impairment	(409)	(83)	(492)

Total	(1,540)	239	(1,301)

Attributable to non-controlling interests	(291)	90	(201)
Attributable to BHP shareholders	(1,249)	149	(1,100)

Samarco Mineração S.A. (Samarco) dam failure
The FY2020 exceptional loss of US$176 million related to the Samarco dam failure in November 2015 comprises the following:

Year ended 30 June 2020	US$M
Other income	489
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(64)
Loss from equity accounted investments, related impairments and expenses:
Samarco impairment expense	(95)
Samarco Germano dam decommissioning	46
Samarco dam failure provision	(459)
Net finance costs	(93)

Total 1	(176)

1	Refer to note 4 ‘Significant events – Samarco dam failure’ for further information.
Cancellation of power contracts
Reflects an onerous contract provision in relation to the cancellation of power contracts at the Group’s Escondida and Spence operations, as part of the shift towards 100 per cent renewable energy supply contracts.
COVID-19 related costs
The exceptional item reflects the directly attributable COVID-19 pandemic related additional costs for the Group for FY2020, including costs associated with the increased provision of health and hygiene services, the impacts of maintaining social distancing requirements and other standby charges related to delays caused by COVID-19. At the time, COVID-19 was considered a single protracted globally pervasive event.
However, as the pandemic has continued to evolve, certain impacts that were initially considered to be potentially short-term in nature are now expected to continue over a number of reporting periods. These activities are now considered to be part of business as usual operations and, as such, for FY2022, the incremental costs have not been classified as an exceptional item.
Cerro Colorado impairment
The Group recognised an impairment charge of US$492 million (after tax) in relation to Cerro Colorado. This reflects the decision taken by the Group to reduce Cerro Colorado’s throughput for the remaining period of its current environmental licence, which expires at the end of CY2023.

4    Significant events – Samarco dam failure
On 5 November 2015, the Samarco Mineração S.A. (Samarco) iron ore operation in Minas Gerais, Brazil, experienced a tailings dam failure that resulted in a release of mine tailings, flooding the communities of Bento Rodrigues, Gesteira and Paracatu and impacting other communities downstream (the Samarco dam failure). Refer to section on ‘Samarco’ in the Operating and Financial Review.
Samarco is jointly owned by BHP Billiton Brasil Ltda (BHP Brasil) and Vale S.A. (Vale). BHP Brasil’s 50 per cent interest is accounted for as an equity accounted joint venture investment. BHP Brasil does not separately recognise its share of the underlying assets and liabilities of Samarco, but instead records the investment as one line on the balance sheet. Each period, BHP Brasil recognise
d
 its 50 per cent share of Samarco’s profit or loss
and adjust
ed
 the carrying value of the investment in Samarco accordingly. Such adjustment continue
d
 until the investment carrying value
was
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
The financial impacts of the Samarco dam failure on the Group’s income statement, balance sheet and cash flow statement for the year ended 30 June 2022 are shown in the tables below and have been treated as an exceptional item.

Financial impacts of Samarco dam failure	2022	2021	2020
	US$M	US$M	US$M
Income statement
Other income 1	–	34	489
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure 2	(66)	(46)	(64)
Loss from equity accounted investments, related impairments and expenses:
Samarco impairment expense 3	–	(111)	(95)
Samarco Germano dam decommissioning 4	68	(15)	46
Samarco dam failure provision 5	(663)	(1,000)	(459)
Fair value change on forward exchange derivatives 6	(81)	136	–

Loss from operations	(742)	(1,002)	(83)
Net finance costs 7	(290)	(85)	(93)

Loss before taxation	(1,032)	(1,087)	(176)
Income tax expense 8	(31)	(71)	–

Loss after taxation	(1,063)	(1,158)	(176)

Balance sheet movement
Trade and other payables	(1)	(5)	(5)
Derivatives	(160)	136	–
Tax liabilities	(31)	(71)	–
Provisions	(629)	(741)	(137)

Net liabilities	(821)	(681)	(142)

		2022		2021		2020
		US$M		US$M		US$M
Cash flow statement
Loss before taxation		(1,032)		(1,087)		(176)
Adjustments for:
Samarco impairment expense 3	–		111		95
Samarco Germano dam decommissioning 4	(68)		15		(46)
Samarco dam failure provision 5	663		1,000		459
Fair value change on forward exchange derivatives 6	81		(136)		–
Proceeds of cash management related instruments	79		–		–
Net finance costs 7	290		85		93
Changes in assets and liabilities:
Trade and other payables	1		5		5

Net operating cash flows		14		(7)		430

Net investment and funding of equity accounted investments 9		(256)		(470)		(464)

Net investing cash flows		(256)		(470)		(464)

Net decrease in cash and cash equivalents		(242)		(477)		(34)

1	Proceeds from insurance settlements.

2	Includes legal and advisor costs incurred.

3	Impairment expense from working capital funding provided during the period.

4	US$(56) million (2021: US$(6) million; 2020: US$37 million) change in estimate and US$(12) million (2021: US$21 million; 2020: US$(83) million) exchange translation.

5	US$747 million (2021: US$842 million; 2020: US$916 million) change in estimate and US$(84) million (2021: US$158 million; 2020: US$(457) million) exchange translation.

6
During the period the Group entered into forward exchange contracts to limit the Brazilian reais exposure on the dam failure provisions. While not applying hedge accounting, the fair value changes in the forward exchange instruments are recorded within Loss from equity accounted investments, related impairments and expenses in the Income Statement.

7	Amortisation of discounting of provision.

8	Includes tax on forward exchange derivatives and other taxes incurred during the period.

9
Includes US
$

nil (2021: US$(111) million; 2020: US$(95) million) funding provided during the period, US$(256)

million (2021: US$(351) million; 2020: US$(365) million) utilisation of the Samarco dam failure provision, and US
$

nil (2021: US$(8) million; 2020: US$(4) million) utilisation of the Samarco Germano decommissi
o
ning provision.

Equity accounted investment in Samarco
BHP Brasil’s investment in Samarco remains at US$ nil. No dividends have been received by BHP Brasil from Samarco during the period and Samarco currently does not have profits available for distribution.

Provisions related to the Samarco dam failure

		2022		2021
		US$M		US$M
At the beginning of the financial year		2,792		2,051
Movement in provisions		629		741
Comprising:
Utilised	(256)		(359)
Adjustments charged to the income statement:
Change in estimate - Samarco dam failure provision	747		842
Change in estimate - Samarco Germano dam decommissioning	(56)		(6)
Amortisation of discounting impacting net finance costs	290		85
Exchange translation	(96)		179

At the end of the financial year		3,421		2,792

Comprising:
Current		1,815		1,206
Non-current		1,606		1,586

At the end of the financial year		3,421		2,792

Comprising:
Samarco dam failure provision		3,237		2,560
Samarco Germano dam decommissioning provision		184		232

Samarco dam failure provisions and contingencies
As at 30 June 2022, BHP Brasil has identified provisions and contingent liabilities arising as a consequence of the Samarco dam failure as follows:
Provisions
Provision for Samarco dam failure
On 2 March 2016, BHP Brasil, Samarco and Vale, entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish a foundation (Fundação Renova) that is developing and executing environmental and socio-economic programs (Programs) to remediate and provide compensation for damage caused by the Samarco dam failure (the Framework Agreement). Key Programs include those for financial assistance and compensation of impacted persons, including fisherfolk impacted by the dam failure, and those for remediation of impacted areas and resettlement of impacted communities. A committee (Interfederative Committee) comprising representatives from the Brazilian Federal and State Governments, local municipalities, environmental agencies, impacted communities and Public Defence Office oversees the activities of the Fundação Renova in order to monitor, guide and assess the progress of actions agreed in the Framework Agreement. In addition, the 12th Federal Court is supervising the work of the Fundação Renova and the Court’s decisions, including decisions relating to the scope of individuals eligible for compensation and the amount of damages to which they are entitled, have been considered in the Samarco dam failure provision change in estimate. Any future decisions will be analysed for impacts on the provision at the time of any decision and the provision may be impacted in future reporting periods as a result of appeals and motions for clarification on certain Court decisions that remain outstanding.
The term of the Framework Agreement is 15 years, renewable for periods of one year successively until all obligations under the Framework Agreement have been performed. Under the Framework Agreement, Samarco has primary responsibility for funding Fundação Renova’s annual calendar year budget for the duration of the Framework Agreement. The funding amounts for each calendar year will be dependent on the remediation and compensation projects to be undertaken in a particular year. Annual contributions may be reviewed under the Framework Agreement. To the extent that Samarco does not meet its funding obligations, each of BHP Brasil and Vale have secondary funding obligations under the Framework Agreement in proportion to their
50 per cent shareholding in Samarco.
Samarco began to gradually recommence operations in December 2020, however, there remains significant uncertainty regarding Samarco’s long-term cash flow generation and the outcome of the Judicial Reorganisation (outlined below)
. In light of these uncertainties and based on currently available information, BHP Brasil’s provision for its obligations under the Framework Agreement Programs is US$3.2 billion before tax and after discounting at 30 June 2022 (30 June 2021: US$2.6 billion)
.
The dam failure provision at 30 June 2022 reflects only the Group’s estimate of the costs to be incurred in completing those Programs, as the Group is unable to provide a range of possible outcomes or a reliable estimate of other existing or potential future claims (refer to contingent liabilities below).
Under a Governance Agreement ratified on 8 August 2018, BHP Brasil, Samarco and Vale were to establish a process to renegotiate the Programs over two years to progress settlement of the R$155 billion (approximately US$30 billion) Federal Public Prosecution Office claim (described below). Pre-requisites established in the Governance Agreement, for re-negotiation of the Framework Agreement
,
were not implemented during the two year period and on 30 September 2020, Brazilian Federal and State prosecutors and public defenders filed a request for the immediate resumption of the R$155 billion (approximately US$30 billion) claim, which was
suspended from the date of ratification of the Governance Agreement.
Formal
 suspension
of the claim ceased
on
10 December
 2021
, however no further rulings have been made
.

BHP Brasil, Samarco, Vale and Federal and State prosecutors have been engaging in negotiations to seek a definitive and substantive settlement of the obligations under the Framework Agreement and the R$155 billion (approximately US$30 billion)
Federal Public Prosecution Office claim. The negotiations are overseen by the President of the National Council of Justice, as the Chief Justice of the Supreme Court in Brazil and are expected to continue until at least the expected end of the term of the current President on 31 August 2022. Outcomes of the negotiations are highly uncertain and, until any revisions to the Programs are agreed, Fundação Renova will continue to implement the Programs in accordance with the terms of the Framework Agreement and the Governance Agreement.
BHP Brasil, Samarco and Vale are required to maintain security of an amount equal to the Fundação Renova’s annual budget up to a limit of R$2.2 billion (approximately US$420 million). The security currently comprises R$1.3 billion (approximately US$250 million) in insurance bonds and a charge of R$800 million (approximately US$150 million) over Samarco’s assets. A further R$100 million (approximately US$20 million) in liquid assets previously maintained as security was released for COVID-19 related response efforts in Brazil.

F-2
0

Samarco Germano dam decommissioning
Samarco is currently progressing plans for the accelerated decommissioning of its upstream tailings dams (the Germano dam complex). Given the uncertainties surrounding Samarco’s long-term cash flow generation, BHP Brasil’s provision for a 50

per cent share of the expected Germano decommissioning costs i
s
US$184
million (30 June 2021:
U
S$232
million). The decommissioning is progressing, however further engineering work and required validation by Brazilian authorities could lead to changes to estimates in future reporting periods.

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

Management has determined that a provision can only be recognised for obligations under the Framework Agreement and Samarco Germano dam decommissioning as at 30 June 2022. It is not yet possible to provide a range of possible outcomes or a reliable estimate of potential future exposures to BHP in connection to the contingent liabilities noted below, given their status.

Estimates

The provision for the Samarco dam failure currently only reflects the Group’s estimate of the remaining costs to complete Programs under the Framework Agreement and requires the use of significant judgements, estimates and assumptions. Based on current estimates, it is expected that approximately 95 per cent of remaining costs for Programs under the Framework Agreement will be incurred by December 2024.

While the provision has been measured based on the latest information available, changes in facts and circumstances are likely in future reporting periods and may lead to material revisions to these estimates. However, it is currently not possible to determine what facts and circumstances may change, therefore revisions in future reporting periods due to the key estimates and factors outlined below cannot be reliably measured.

The key estimates that may have a material impact on the provision in the next and future reporting periods include the:

•	number of people eligible for financial assistance and compensation and the corresponding amount of expected compensation

•	costs to complete key infrastructure programs

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

In addition, the provision may be impacted by decisions in, or resolution of, existing and potential legal claims in Brazil and other jurisdictions, including the outcome of the United Kingdom group action complaint and the negotiations seeking a definitive and substantive settlement of the obligations under the Framework Agreement and the R$155 billion (approximately US$30 billion) Federal Public Prosecution Office claim.

Outcomes of the negotiations are highly uncertain and it is therefore not possible to provide a reliable estimate of potential outcomes.

Given these factors, future actual cash outflows may differ from the amounts currently provided and changes to any of the key assumptions and estimates outlined above could result in a material impact to the provision in the next and future reporting periods.

Contingent liabilities
The following matters are disclosed as contingent liabilities and given the status of these matters it is not possible to provide a range of possible outcomes or a reliable estimate of potential future exposures for BHP, unless otherwise stated. A number of the claims below have not specified the amount of damages sought and, where this is specified, amounts could change as the matter progresses. Ultimately, all the legal matters disclosed as contingent liabilities could have a material adverse impact on BHP’s business, competitive position, cash flows, prospects, liquidity and shareholder returns.
Federal Public Prosecution Office claim
BHP Brasil is among the defendants named in a claim brought by the Federal Public Prosecution Office on 3
 May 2016
, seeking R$155 billion (approximately US$30 billion) for reparation, compensation and moral damages in relation to the Samarco dam failure
.
The 12th Federal Court previously suspended the Federal Public Prosecution
Office
claim, including a R$7.7 billion (approximately US$1.5 billion) injunction request. On 30
 September 2020, Brazilian Federal and State prosecutors and public defenders filed a request for the immediate resumption of the R$155 billion (approximately US$30 billion)
claim, which was suspended since the date of ratification of the Governance Agreement. Formal suspension of the claim ceased on 10 December 2021, however no further rulings have been made.

F-2
1

BHP Brasil, Samarco, Vale and Federal and State prosecutors have been engaging in negotiations to seek a definitive and substantive settlement of the obligations under the Framework Agreement and the R$155 billion (approximately US$30 billion)
Federal Public Prosecution Office claim. The negotiations are overseen by the President of the National Council of Justice, as the Chief Justice of the Supreme Court in Brazil and are expected to continue until at least the expected end of the term of the current President on 31 August 2022. Outcomes of the negotiations are highly uncertain and it is therefore not possible to provide a reliable estimate of potential outcomes and there is a risk that a negotiated outcome may be materially higher than amounts currently reflected in the Samarco dam failure provision.
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
United Kingdom group action complaint
BHP Group Plc and BHP Group Ltd were named as defendants in group action claims for damages filed in the courts of England. These claims were filed on behalf of certain individuals, governments, businesses and communities in Brazil allegedly impacted by the Samarco dam failure. The amount of damages sought in these claims is unspecified. In August 2019, the BHP parties filed a preliminary application to strike out or stay this action on jurisdictional and other procedural grounds. That application was successful before the High Court and the action was dismissed. However, on 8 July 2022, the Court of Appeal reversed the dismissal decision and allowed the action to proceed in England. BHP Group Ltd and BHP Group (UK) Ltd (formerly BHP Group Plc) will seek permission to appeal to the Supreme Court of the United Kingdom.
Criminal charges
The Federal Prosecutors’ Office has filed criminal charges against BHP Brasil, Samarco and Vale and certain employees and former employees of BHP Brasil (Affected Individuals) in the Federal Court of Ponte Nova, Minas Gerais. On 3 March 2017, BHP Brasil filed its preliminary defences. The Federal Court terminated the charges against eight of the Affected Individuals. The Federal Prosecutors’ Office has appealed seven of those decisions with hearings of the appeals still pending. BHP Brasil rejects outright the charges against the company and the Affected Individuals and is defending itself from all charges while fully supporting each of the Affected Individuals in their defence of the charges.

Civil public action commenced by Associations concerning the use of Tanfloc for water treatment
The Vila Lenira Residents Association, State of Espírito Santo Rural Producers and Artisans Association, Colatina Velha Neighborhood Residents Association, and United for the Progress of Palmeiras Neighborhood Association have filed a lawsuit against Samarco, BHP Brasil and Vale and others, including the State of Minas Gerais, the State of Espirito Santo and the Federal Government. The plaintiffs allege that the defendants carried out a clandestine study on the citizens of the locations affected by the Fundão’s Dam Failure, using TANFLOC – a tannin-based flocculant/coagulant – that is currently used for wastewater treatment applications. The plaintiffs claim that this product allegedly put the population at risk due to its alleged experimental qualities.
The plaintiffs are seeking multiple kinds of relief – material damage, moral damages, loss of profits – and that the defendants should pay for water supply in all locations where there is no water source other than the Doce River.
On 25 July 2022, Samarco, BHP Brasil and Vale presented their defences individually, as well as the State of Minas Gerais, the State of Espírito Santo and the Federal Government. The Court’s decision is still pending.

Other claims
BHP Brasil is among the companies named as defendants in a number of legal proceedings initiated by individuals, non-governmental organisations, corporations and governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The other defendants include Vale, Samarco and Fundação Renova. The lawsuits include claims for compensation, environmental reparation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies including reparation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief. In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by numerous agencies of the Brazilian government and are ongoing.
Additional lawsuits and government investigations relating to the Samarco dam failure could be brought against BHP Brasil and possibly other BHP entities in Brazil or other jurisdictions.
BHP insurance
BHP has various third party general liability and directors and officers insurances for claims related to the Samarco dam failure made directly against BHP Brasil or other BHP entities, their directors and officers, including class actions. External insurers have been notified of the Samarco dam failure along with the third party claims and class actions referred to above. In the period since the dam failure, the Group has recognised US$573 million other income from general liability insurance proceeds relat ed
 to the dam failure. Recoveries related to general liability insurance are now considered complete.
As at 30 June 2022, an insurance receivable has not been recognised f
o
r any potential recoveries in respect of ongoing matters.

F-2
2

Commitments
Under the terms of the Samarco joint venture agreement, BHP Brasil does not have an existing obligation to fund Samarco.
BHP has agreed to fund a total of up to US$1,350
million for the Fundação Renova programs and Samarco’s working capital during calendar year 2022
. Samarco’s cash flow generation in the period was sufficient to fund its working capital and the Fundação Renova programs, as such no funding was provided by the Group in the six months to 30
June 2022
. Any additional requests for funding or future investment provided would be subject to a future decision by BHP, accounted for at that time.

Samarco judicial reorganisation
Samarco filed for Judicial Reorganisation (JR) in April 2021
, with the Commercial Courts of Belo Horizonte, State of Minas Gerais, Brazil (JR Court), after multiple enforcement actions taken by certain financial creditors of Samarco which threatened Samarco’s operations. The JR Court granted a stay of the enforcement actions in Brazil until 15
October 2022
.
The JR is an insolvency proceeding that provides a means for Samarco to seek to restructure its financial debts and establish a sustainable financial position that allows Samarco to, among other things, continue to rebuild its operations and strengthen its ability to meet its Fundação Renova funding obligations. Samarco’s operations have continued during the JR proceeding.
According to the list of creditors filed with the JR Court by the Judicial Administrators (who are in charge of a first review of the list of creditors filed by Samarco), Fundação Renova’s funding obligations undertaken by Samarco are not subject to the JR, although some financial creditors of Samarco have objected to this position. Some such creditors filed challenges to the list of creditors filed by the Judicial Administrators, in order to, among other things, prevent Samarco from funding Fundação Renova. In December 2021
, the 12
th Federal Court granted BHP Brasil’s request that Samarco be able to fund Fundação Renova obligations, overturning a temporary injunction against such funding previously granted by the State Court in October 2021
. BHP Brasil also obtained a preliminary injunction from the Superior Court supporting the jurisdiction of the 12 th Federal Court, and not the State Court, in this matter. An appeal against this ruling by certain financial creditors is still to be ruled upon. Samarco has, with the support of BHP Brasil and Vale, continued to meet its Fundação Renova funding obligations.
In April 2022
, Samarco presented a restructure proposal for voting at a meeting of its creditors under the JR proceeding, which was rejected by certain of the Samarco financial creditors. Certain Samarco creditors, including a group of financial creditors and Samarco’s employee unions then proposed alternative restructure proposals. Samarco, BHP Brasil and Vale subsequently each filed objections with the JR Court to both the voting process regarding the rejection of the Samarco proposal and the restructure proposal filed by a group of financial creditors. These legal disputes, and others in the JR process, have yet to be ruled on by the JR Court.
It is expected that there will be continuing litigation from creditors against Samarco and its shareholders over the course of the JR proceeding, including with respect to the treatment of Samarco’s Fundação Renova-related obligations and attempts to pierce Samarco’s corporate veil to hold BHP Brasil and Vale liable for Samarco’s debts. The duration and outcome of the JR remains uncertain with the potential for protracted litigation and appeals because, among other things, the Samarco JR is occurring under new and untested Brazilian bankruptcy legislation.
While the JR is not expected to affect Samarco’s obligation or commitment to make full redress for the 2015
Fundão dam failure, and is not expected to impact Fundação Renova’s ability to undertake that remediation and compensation, it is not possible to determine the outcomes of the JR or reliably estimate any impact that the reorganisation may have for BHP Brasil, including its share of the Samarco dam failure provisions.

F-2
3

The following section includes disclosure required by IFRS of Samarco’s provisions, contingencies and other matters arising from the dam failure for matters in addition to the above-mentioned claims to which Samarco is a party.

Samarco

Dam failure related provisions and contingencies

In addition to its obligations under the Framework Agreement as at 30 June 2022, Samarco has recognised provisions of US$0.3 billion (30 June 2021: US$0.2 billion), based on currently available information. The magnitude, scope and timing of these additional costs are subject to a high degree of uncertainty and Samarco has indicated that it anticipates that it will incur future costs beyond those provided. These uncertainties are likely to continue for a significant period and changes to key assumptions could result in a material change to the amount of the provision in future reporting periods. Any such unrecognised obligations are therefore contingent liabilities and, at present, it is not practicable to estimate their magnitude or possible timing of payment. Accordingly, it is also not possible to provide a range of possible outcomes or a reliable estimate of total potential future exposures at this time.

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

Samarco insurance

Samarco has standalone insurance policies in place with Brazilian and global insurers. Insurers’ loss adjusters or claims representatives continue to investigate and assist with the claims process for matters not yet settled. As at 30 June 2022, an insurance receivable has not been recognised by Samarco in respect of ongoing matters.

Samarco commitments

At 30 June 2022, Samarco has commitments of US$0.7 billion (30 June 2021: US$0.7 billion). Following the dam failure Samarco invoked force majeure clauses in a number of long-term contracts with suppliers and service providers to suspend contractual obligations.

Samarco non-dam failure related contingent liabilities

The following non-dam failure related contingent liabilities pre-date and are unrelated to the Samarco dam failure. Samarco is currently contesting both of these matters in the Brazilian courts. Given the status of these tax matters, the timing of resolution and potential economic outflow for Samarco is uncertain.

Brazilian Social Contribution Levy

Samarco has received tax assessments for the alleged non-payment of Brazilian Social Contribution Levy for the calendar years 2007-2014 totalling approximately R$6.2 billion (approximately US$1.2 billion).

Brazilian corporate income tax rate

Samarco has received tax assessments for alleged incorrect calculation of Corporate Income Tax (IRPJ) in respect of the 2000-2003 and 2007-2014 income years totalling approximately R$4.8 billion (approximately US$0.9 billion).

F-2
4

5    Expenses and other income

	2022	2021	2020
	US$M	US$M Restated	US$M Restated

Employee benefits expense:
Wages, salaries and redundancies	4,197	4,018	3,318
Employee share awards	109	88	90
Social security costs	4	3	2
Pension and other post-retirement obligations	338	274	246
Less employee benefits expense classified as exploration and evaluation expenditure	(30)	(26)	(15)
Changes in inventories of finished goods and work in progress	(774)	(321)	(348)
Raw materials and consumables used	5,991	4,899	5,472
Freight and transportation	2,319	1,900	1,838
External services	4,525	4,640	3,899
Third-party commodity purchases	2,959	2,220	1,098
Net foreign exchange (gains)/losses	(326)	293	(617)
Fair value change on derivatives 1	(29)	87	393
Government royalties paid and payable	4,014	3,080	2,171
Exploration and evaluation expenditure incurred and expensed in the current period	199	134	123
Depreciation and amortisation expense	5,683	5,084	4,667
Net impairments:
Property, plant and equipment	515	2,474	482
Goodwill and other intangible assets	–	33	–
All other operating expenses	2,677	1,991	2,634

Total expenses	32,371	30,871	25,453

Insurance recoveries 2	(4)	(46)	(489)
(Gain)/loss on disposal of subsidiaries and operations 3	(840)	2	–
Dividend income 4	(241)	(2)	(2)
Other income 5	(313)	(334)	(229)

Total other income	(1,398)	(380)	(720)

1
Fair value change on derivatives is principally related to commodity price contracts, foreign exchange contracts and embedded derivatives used in the ordinary course of business as well as derivatives used as part of the funding of dividends.

2	Insurance recoveries is principally related to claims received from Samarco dam failure. Refer to note 4 ‘Significant events – Samarco dam failure’ for further information.

3	Mainly relates to the divestment of BMC in FY2022. Refer to note 3 ‘Exceptional items’ for further information.

4
During FY2022, the Group received dividends of US$238 million from Cerrejón, which reduced completion proceeds net of transaction costs to US$50 million. Refer to note 29 ‘Investments accounted for using the equity method’ for details.

5
Other income is generally income earned from transactions outside the course of the Group’s ordinary activities and may include certain management fees from non-controlling interests and joint arrangements, royalties and commission income.

Recognition and measurement
Other income is recognised when it is probable that the economic benefits associated with a transaction will flow to the Group and can be reliably measured. Dividend income is recognised upon declaration.

F-2
5

6    Income tax expense

	2022	2021	2020
	US$M	US$M	US$M
		Restated	Restated
Total taxation expense comprises:
Current tax expense	10,673	9,018	4,285
Deferred tax expense/(benefit)	64	1,598	(88)

	10,737	10,616	4,197

	2022	2021	2020
	US$M	US$M	US$M
		Restated	Restated
Factors affecting income tax expense for the year
Income tax expense differs to the standard rate of corporation tax as follows:
Profit before taxation	33,137	24,292	12,825

Tax on profit at Australian prima facie tax rate of 30 per cent	9,941	7,288	3,847

Non-tax effected operating losses and capital gains 1	1,087	2,640	409
Tax on remitted and unremitted foreign earnings	441	485	225
Investment and development allowance	–	–	(99)
Tax rate changes	–	(1)	(8)
Recognition of previously unrecognised tax assets	(3)	(28)	(7)
Tax effect of loss from equity accounted investments, related impairments and expenses 2	(19)	315	153
Amounts (over)/under provided in prior years	(80)	(57)	13
Foreign exchange adjustments	(233)	(33)	41
Impact of tax rates applicable outside of Australia	(801)	(669)	(272)
Other	97	436	(86)

Income tax expense	10,430	10,376	4,216

Royalty-related taxation (net of income tax benefit)	307	240	(19)

Total taxation expense	10,737	10,616	4,197

1
Includes the tax impacts related to the exceptional impairments of
US deferred tax assets in the year ended 30 June 2022
,

NSWEC and Potash in the year ended 30 June 2021 and Cerro Colorado in the year ended 30 June 2020, as presented in note 3 ‘Exceptional items’.

2
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

Income tax recognised in other comprehensive income is as follows:

	2022	2021	2020
	US$M	US$M	US$M
Income tax effect of:
Items that may be reclassified subsequently to the income statement :
Hedges:
Gains/(losses) taken to equity	274	(259)	94
(Gains)/losses transferred to the income statement	(264)	252	(89)
Others	–	(1)	–

Income tax credit/(charge) relating to items that may be reclassified subsequently to the income statement	10	(8)	5

Items that will not be reclassified to the income statement:
Remeasurement gains/(losses) on pension and medical schemes	(9)	(21)	25
Others	–	1	1

Income tax (charge)/credit relating to items that will not be reclassified to the income statement	(9)	(20)	26

Total income tax credit/(charge) relating to components of other comprehensive income 1	1	(28)	31

1
Included within total income tax relating to components of other comprehensive income is US$1 million relating to deferred taxes and US$ nil relating to current taxes (2021: US$(28) million and US$ nil; 2020: US$31 million and US$
nil
).

F-2
6

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

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for in accordance with IAS 12.

Deferred tax is generally provided on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Financial Statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

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

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Royalties are treated as taxation arrangements (impacting income tax expense/(benefit)) when they are imposed under government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for temporary differences. Obligations arising from royalty arrangements that do not satisfy these criteria are recognised as current liabilities and included in expenses.

F-2
7

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
Tax and royalty obligations assessed as having probable future economic outflows capable of reliable measurement are provided for as at 30 June 2022. Matters with a possible economic outflow and/or presently incapable of being measured reliably are contingent liabilities and disclosed in note 32 ‘Contingent liabilities’. Details of uncertain tax and royalty matters relating to Samarco are disclosed in note 4 ‘Significant events – Samarco dam failure’.

Key judgements and estimates

Income tax classification

Judgements
: The Group’s accounting policy for taxation, including royalty-related taxation, requires management’s judgement as to the types of arrangements considered to be a tax on income in contrast to an operating cost.

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

F-2
8

7     Earnings per share

	2022	2021	2020
		Restated	Restated
Earnings attributable to BHP shareholders (US$M)
- Continuing operations	20,245	11,529	7,848
- Total	30,900	11,304	7,956
Weighted average number of shares (Million)
- Basic	5,061	5,057	5,057
- Diluted	5,071	5,068	5,069
Basic earnings per ordinary share (US cents)
- Continuing operations	400.0	228.0	155.2
- Total	610.6	223.5	157.3
Diluted earnings per ordinary share (US cents)
- Continuing operations	399.2	227.5	154.8
- Total	609.3	223.0	157.0
Headline earnings per ordinary share (US cents)
- Basic	439.0	284.8	171.1
- Diluted	438.1	284.2	170.7
Refer to note 27 ‘Discontinued operations’ for basic earnings per share and diluted earnings per share for Discontinued operations.
Earnings on American Depositary Shares represent twice the
earnings
for BHP Group Limited ordinary shares.
Headline earnings is a Johannesburg Stock Exchange defined performance measure and is reconciled from earnings attributable to ordinary shareholders as follows:

	2022	2021	2020
	US$M	US$M	US$M
Earnings attributable to BHP shareholders	30,900	11,304	7,956
Adjusted for:
(Gain)/loss on sales of PP&E, Investments and Operations 1	(95)	(50)	4
Impairments of property, plant and equipment, financial assets and intangibles	515	2,633	494
Samarco impairment expense	–	111	95
Cerrejón impairment expense	–	466	–
Gain on disposal of BHP Mitsui Coal	(840)	–	–
Gain on merger of Petroleum	(8,167)	–	–
Other 2	–	–	48
Tax effect of above adjustments	(97)	(60)	54

Subtotal of adjustments	(8,684)	3,100	695

Headline earnings	22,216	14,404	8,651

Diluted headline earnings	22,216	14,404	8,651

1	Included in other income.

2	Mainly represent BHP share of impairment embedded in the statutory income statement of the Group’s equity accounted investments.
Recognition and measurement
Diluted earnings attributable to BHP shareholders are equal to the earnings attributable to BHP shareholders.
Prior to Group’s corporate structure unification, the calculation of the number of ordinary shares used in the computation of basic earnings per share was the aggregate of the weighted average number of ordinary shares of BHP Group Limited and BHP Group Plc outstanding during the period after deduction of the number of shares held by the Billiton Employee Share Ownership Trust and the BHP Billiton Limited Employee Equity Trust. Effective from 31 January 2022, the aggregate of the weighted average number of ordinary shares of only BHP Group Limited is considered in the computation of basic earnings per share. Refer to note 16 ‘Share capital’ for details on unification.
For the purposes of calculating diluted earnings per share, the effect of 10 million dilutive shares has been taken into account for the year ended 30 June 2022 (2021: 11 million shares; 2020: 12 million shares). The Group’s only potential dilutive ordinary shares are share awards granted under the employee share ownership plans for which terms and conditions are described in note 25 ‘Employee share ownership plans’. Diluted earnings per share calculation excludes instruments which are considered antidilutive.
At 30 June 2022, there are no instruments which are considered antidilutive (2021: nil; 2020: nil).

F-
29

Working capital
8     Trade and other receivables

	2022	2021
	US$M	US$M
Trade receivables	4,411	4,450
Other receivables 1	1,168	1,946

Total	5,579	6,396

Comprising:
Current	5,426	6,059
Non-current	153	337

1	Other receivables mainly relate to indirect tax refunds and receivables from joint venture partners.
Recognition and measurement
Trade receivables are recognised initially at their transaction price or, for those receivables containing a significant financing component, at fair value. Trade receivables are subsequently measured at amortised cost using the effective interest method, less an allowance for impairment, except for provisionally priced receivables which are subsequently measured at fair value through profit or loss under IFRS 9.
The collectability of trade and other receivables is assessed continuously. At the reporting date, specific allowances are made for any expected credit losses based on a review of all outstanding amounts at reporting period-end. Individual receivables are written off when management deems them unrecoverable. The net carrying amount of trade and other receivables approximates their fair values.
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
The 10 largest customers represented 34 per cent (2021: 31 per cent) of total credit risk exposures managed by the Group.
Receivables are deemed to be past due or impaired in accordance with the Group’s terms and conditions. These terms and conditions are determined on a case-by-case basis with reference to the customer’s credit quality, payment performance and prevailing market conditions. As at 30 June 2022, trade receivables of US$103 million (2021: US$68 million) were past due but not impaired. The majority of these receivables were less than 30 days overdue.
At 30 June 2022, trade receivables are stated net of provisions for expected credit losses of US$3 million (2021: US$3 million)
.

F-3
0

9    Trade and other payables

	2022	2021
	US$M	US$M
Trade payables	5,360	5,079
Other payables	1,327	1,948

Total	6,687	7,027

Comprising:
Current	6,687	7,027
Non-current	–	–

10    Inventories

	2022	2021	Definitions
	US$M	US$M
Raw materials and consumables	1,713	1,904	Spares, consumables and other supplies yet to be utilised in the production process or in the rendering of services.
Work in progress	3,827	3,046	Commodities currently in the production process that require further processing by the Group to a saleable form.
Finished goods	710	834	Commodities ready-for-sale and not requiring further processing by the Group.

Total 1	6,250	5,784

Comprising:			Inve n tories classified as non-current are not expected to b e utilised
Current	4,935	4,426	or sold within 12 months after the reporting date or within the
Non-current	1,315	1,358	operating cyc le o f the business.

1
Inventory write-downs of US$163 million were recognised during the year (2021: US$58 million; 2020: US$37 million). Inventory write-downs of US$23 million made in previous periods wer
e
 reversed during the year (2021: US$26 million; 2020: US$8 million).

Recognition and measurement
Regardless of the type of inventory and its stage in the production process, inventories are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average costs and involves estimates of expected metal recoveries and work in progress volumes, calculated using available industry, engineering and scientific data. These estimates are periodically reassessed by the Group taking into account technical analysis and historical performance.
For processed inventories, cost is derived on an absorption costing basis. Cost comprises costs of purchasing raw materials and costs of production, including attributable mining and manufacturing overheads taking into consideration normal operating capacity.
Inventory quantities are assessed primarily through surveys and assays.

F-3
1

Resource assets
11    Property, plant and equipment

	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Exploration and evaluation	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Net book value – 30 June 2022
At the beginning of the financial year	8,072	44,682	8,941	10,432	1,686	73,813
Additions 1	41	1,935	792	5,872	137	8,777
Remeasurements of index-linked freight contracts 2	–	(369)	–	–	–	(369)
Depreciation for the year	(663)	(5,564)	(276)	–	–	(6,503)
Impairments for the year 3	(14)	(499)	(2)	–	–	(515)
Disposals	(3)	(22)	–	–	–	(25)
Divestment and demerger of subsidiaries and operations 4	(448)	(8,007)	(545)	(3,549)	(842)	(13,391)
Transfers and other movements	1,094	3,344	(416)	(3,724)	(790)	(492)

At the end of the financial year 5	8,079	35,500	8,494	9,031	191	61,295

– Cost	14,823	81,218	14,353	9,755	981	121,130
– Accumulated depreciation and impairments	(6,744)	(45,718)	(5,859)	(724)	(790)	(59,835)

Net book value – 30 June 2021
At the beginning of the financial year	8,387	39,429	8,652	13,774	2,120	72,362
Additions 1	25	3,841	797	5,961	93	10,717
Acquisition of subsidiaries & operations 6	–	151	491	–	–	642
Remeasurements of index-linked freight contracts 2	–	(59)	–	–	–	(59)
Depreciation for the year	(694)	(5,748)	(310)	–	–	(6,752)
Impairments for the year 3	(208)	(877)	(687)	(745)	(66)	(2,583)
Disposals	(18)	(9)	–	–	–	(27)
Divestment and demerger of subsidiaries and operations	–	(14)	–	(2)	–	(16)
Transfers and other movements	580	7,968	(2)	(8,556)	(461)	(471)

At the end of the financial year 5	8,072	44,682	8,941	10,432	1,686	73,813

– Cost	14,545	108,049	15,059	11,177	2,531	151,361
– Accumulated depreciation and impairments	(6,473)	(63,367)	(6,118)	(745)	(845)	(77,548)

1	Includes change in estimates and net foreign exchange gains/(losses) related to the closure and rehabilitation provisions for operating sites. Refer to note 15 ‘Closure and rehabilitation provisions’.

2	Relates to remeasurements of index-linked freight contracts including continuous voyage charters (CVCs). Refer to note 21 ‘Leases’.

3	Refer to note 13 ‘Impairment of non-current assets’ for information on impairments.

4	BMC and Petroleum were disposed in May 2022 and June 2022 respectively. Refer to notes 3 ‘Exceptional items’ and 27 ‘Discontinued operations’ for more information.

5
Includes the carrying value of the Group’s right-of-use assets relating to land and buildings and plant and equipment of US$2,361 million (2021: US$3,350 million). Refer to note 21 ‘Leases’ for the movement of the right-of-use assets.

6	Relates to the acquisition of an additional 28 per cent working interest in Shenzi.
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
Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. Refer to note 21 ‘Leases’ for further details. Right-of-use assets are presented within the category of property, plant and equipment according to the nature of the underlying asset leased.

F-3
2

Exploration and evaluation
Exploration costs are incurred to discover mineral resources. Evaluation costs are incurred to assess the technical feasibility and commercial viability of resources found.
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
Other mineral assets
Other mineral assets comprise:

•	capitalised exploration, evaluation and development expenditure for assets in production

•	mineral rights acquired

•	capitalised development and production stripping costs
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
3

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

Depreciation
Depreciation of assets, other than land, assets under construction and capitalised exploration and evaluation that are not depreciated, is calculated using either the straight-line (SL) method or units of production (UoP) method, net of residual values, over the estimated useful lives of specific assets. The depreciation method and rates applied to specific assets reflect the pattern in which the asset’s benefits are expected to be used by the Group. The Group’s proved reserves for petroleum assets and proved and probable reserves for minerals assets are used to determine UoP depreciation unless doing so results in depreciation charges that do not reflect the asset’s useful life. Where this occurs, alternative approaches to determining reserves are applied, such as using management’s expectations of future oil and gas prices rather than yearly average prices, to provide a phasing of periodic depreciation charges that better reflects the asset’s expected useful life.
Where assets are dedicated to a mine or petroleum lease, the useful lives below are subject to the lesser of the asset category’s useful life and the life of the mine or petroleum lease, unless those assets are readily transferable to another productive mine or lease.
Assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell and therefore not depreciated. BMC and Petroleum were classified as held for sale since November 2021 and December 2021 respectively.

Key estimates

The determination of useful lives, residual values and depreciation methods involves estimates and assumptions and is reviewed annually. Any changes to useful lives or any other estimates or assumptions, including the expected impact of climate change and the transition to a lower carbon economy, may affect prospective depreciation rates and asset carrying values. The table below summarises the principal depreciation methods and rates applied to major asset categories by the Group.

Category	Buildings	Plant and equipment	Mineral rights and petroleum interests	Capitalised exploration, evaluation and development expenditure
Typical depreciation methodology	SL	SL	UoP	UoP

Depreciation rate	25-50 years	3-30 years	Based on the rate of depletion of reserves	Based on the rate of depletion of reserves

Commitments
The Group’s commitments for capital expenditure were US$2,820 million as at 30 June 2022 (2021: US$2,469 million). The Group’s commitments related to leases are included in note 21 ‘Leases’.

12    Intangible assets

	2022			2021
	Goodwill	Other intangibles	Total	Goodwill	Other intangibles	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Net book value
At the beginning of the financial year	1,197	240	1,437	1,197	377	1,574
Additions	–	36	36	–	23	23
Amortisation for the year	–	(60)	(60)	–	(93)	(93)
Impairments for the year 1	–	–	–	–	(52)	(52)
Disposals	–	(16)	(16)	–	–	–
Divestment and demerger of subsidiaries and operations 2	–	(66)	(66)	–	–	–
Transfers and other movements	–	38	38	–	(15)	(15)

At the end of the financial year	1,197	172	1,369	1,197	240	1,437

– Cost	1,197	1,363	2,560	1,197	1,506	2,703
– Accumulated amortisation and impairments	–	(1,191)	(1,191)	–	(1,266)	(1,266)

1	Refer to note 13 ‘Impairment of non-current assets’ for information on impairments.

2	Relates to the merger of Petroleum with Woodside. Refer to note 27 ‘Discontinued operations’ for more information.
Recognition and measurement
Goodwill
Where th
e
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
Other intangibles
The Group capitalises amounts paid for the acquisition of identifiable intangible assets, such as software, licences and initial payments for the acquisition of mineral lease assets, where it is considered that they will contribute to future periods through revenue generation or reductions in cost. These assets, classified as finite life intangible assets, are carried in the balance sheet at the fair value of consideration paid (cost) less accumulated amortisation and impairment charges. Intangible assets with finite useful lives are amortised on a straight-line basis over their useful lives. The estimated useful lives are generally no greater than eight years.
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

Assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell and therefore not amortised.

F-3
5

13    Impairment of non-current assets

		2022
Cash generating unit	Segment	Property, plant and equipment	Goodwill and other intangibles	Equity- accounted investment	Total
		US$M	US$M	US$M	US$M
Cerro Colorado	Copper	455	–	–	455

Other	Various	60	–	–	60

Total impairment of non-current assets		515	–	–	515

Reversal of impairment		–	–	–	–
Net impairment of non-current assets – Continuing operations		515	–	–	515
Net impairment of non-current assets – Discontinued operations		–	–	–	–

Net impairment of non-current assets		515	–	–	515

		2021 Restated
Cash generating unit	Segment	Property, plant and equipment	Goodwill and other intangibles	Equity- accounted investment	Total
		US$M	US$M	US$M	US$M
New South Wales Energy Coal	Coal	1,025	32	–	1,057
Cerrejón	Coal	–	–	466	466
Potash	G&U	1,314	–	–	1,314
Other	Various	135	1	–	136

Total impairment of non-current assets		2,474	33	466	2,973

Reversal of impairment		–	–	–	–
Net impairment of non-current assets – Continuing operations		2,474	33	466	2,973
Net impairment of non-current assets – Discontinued operations		109	19	–	128

Net impairment of non-current assets		2,583	52	466	3,101

Recognition and measurement
Impairment tests for all non-financial assets (excluding goodwill) are performed when there is an indication of impairment. Goodwill is tested for impairment at least annually. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit (CGU) to which the asset belongs, being the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. If the carrying amount of the asset or CGU exceeds its recoverable amount, the asset or CGU is impaired and an impairment loss is charged to the income statement so as to reduce the carrying amount in the balance sheet to its recoverable amount.
Previously impaired assets (excluding goodwill as impairment losses are not reversed in subsequent periods) are reviewed for possible reversal of previous impairment at each reporting date. Impairment reversal cannot exceed the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised for the asset or CGU. Such reversal is recognised in the income statement. There were no reversals of impairment in the current or prior year.
How recoverable amount is calculated
The recoverable amount is the higher of an asset’s or CGU’s fair value less cost of disposal (FVLCD) and its value in use (VIU).
Fair value less cost of disposal
FVLCD is an estimate of the amount that a market participant would pay for an asset or CGU, less the cost of disposal. FVLCD for mineral assets is generally determined using independent market assumptions to calculate the present value of the estimated future post-tax cash flows expected to arise from the continued use of the asset, including the anticipated cash flow effects of any capital expenditure to enhance production or reduce cost, and its eventual disposal where a market participant may take a consistent view. Cash flows are discounted using an appropriate post-tax market discount rate to arrive at a net present value of the asset, which is compared against the asset’s carrying value. FVLCD may also take into consideration other market-based indicators of fair value. FVLCD are based primarily on Level 3 inputs as defined in note 23 ‘Financial risk management’ unless otherwise noted.
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

F-3
6

Impairment of non-current assets (excluding goodwill)
Impairment of non-current assets relating to the year ended 30 June 2022 are detailed below.
Impairment of Cerro Colorado
The Group recognised a pre-tax impairment charge of US$455 million. The impairment charge primarily relates to an increase in closure and rehabilitation provision at Cerro Colorado due to additional work required to re-profile waste dumps for closure and an increase in scope for the closure activities.
Impairments of non-current assets relating to the year ended 30 June 2021 are detailed below.
Impairment of New South Wales Energy Coal
The Group recognised pre-tax impairment charges of US$1,057 million. The recoverable amount of negative US$300 million as at 30 June 2021 was determined using VIU methodology, applying discounted cash flow (DCF) techniques. The valuation for NSWEC was most sensitive to changes in energy coal prices, estimated future production volumes and discount rates. The valuation applied a post-tax real discount rate of 6.5 per cent.
Impairment of Cerrejón
The Group recognised a pre-tax impairment charge of US$466 million. The recoverable amount of US$284 million as at 30 June 2021 represented a FVLCD based on the expected net sale proceeds.
Impairment of Potash assets
The Group recognised a pre-tax impairment charge of US$1,314 million. The recoverable amount of US$3.3 billion as at 30 June 2021 was determined using FVLCD methodology, applying DCF techniques. The valuation was most sensitive to changes in the long-term potash price outlook and the risking applied to the future development phases of the potash resource. The valuation applied a post-tax real discount rate of 6.5 per cent.
Impairment test for goodwill
The carrying amount of goodwill has been allocated to the CGUs, or groups of CGUs, as follows:

Cash generating unit	2022	2021
	US$M	US$M
Olympic Dam	1,010	1,010
Other	187	187

Total goodwill	1,197	1,197

For the purpose of impairment testing, goodwill has been allocated to CGUs or groups of CGUs, that are expected to benefit from the synergies of previous business combinations, which represent the level at which management will monitor and manage goodwill.

Olympic Dam goodwill
Impairment test conclusion	The Group performed an impairment test of the Olympic Dam CGU, including goodwill, as at 31 December 2021 and an impairment charge was not required. A goodwill impairment test was not required at 30 June 2022 as there were no indicators of impairment.

How did the goodwill arise?	Goodwill arose on the acquisition of WMC Resources Ltd in June 2005.

Segment	Olympic Dam is part of the Copper reportable segment.

How were the valuations calculated?	FVLCD methodology using DCF techniques has been applied in determining the recoverable amount of Olympic Dam.

Significant assumptions and sensitivities
The current valuation of Olympic Dam exceeds its carrying amount by approximately US$2.4 billion (2021: US$1.8 billion) and is most sensitive to changes in copper and gold commodity prices, production volumes, operating costs and discount rates. The valuation applied a post-tax real discount rate of 6.5 per cent (2021: 6 per cent).

Management consider that there are no reasonably possible changes in copper and gold price forecasts, operating cost estimates or the discount rate that would, in isolation, result in the estimated recoverable amount being equal to the carrying amount.

A production volume decrease of 6 per cent (2021: 4.8 per cent) across all commodities (copper, gold, silver and uranium) would, in isolation, result in the estimated recoverable amount being equal to the carrying amount. Typically, changes in any one of the aforementioned assumptions (including operating performance) would be accompanied by a change in another assumption which may have an offsetting impact. Action is usually taken to respond to adverse changes in assumptions to mitigate the impact of any such change.

Key judgements and estimates that have been applied in the FVLCD valuation are disclosed further below.

Other goodwill
Goodwill held by other CGUs is US$187 million (2021: US$187 million). This represents less than one per cent of net assets at 30 June 2022 (2021: less than one per cent). There was no impairment of other goodwill in the year to 30 June 2022 (2021: US$ nil).

F-3
7

Key judgements and estimates
Judgements:
Assessment of indicators of impairment or impairment reversal and the determination of CGUs for impairment purposes require significant management judgement.
Indicators of impairment may include changes in the Group’s operating and economic assumptions, including those arising from changes in reserves or mine planning, updates to the Group’s commodity supply, demand and price forecasts, or the possible additional impacts from emerging risks including those related to climate change and the transition to a low carbon economy.
Climate change
Impacts related to climate change and the transition to a low carbon economy may include:

•
demand for the Group’s commodities decreasing, due to policy, regulatory (including carbon pricing mechanisms), legal, technological, market or societal responses to climate change, resulting in a proportion of a CGU’s reserves becoming incapable of extraction in an economically viable fashion

•
physical impacts related to acute risks resulting from increased frequency or severity of extreme weather events, and those related to chronic risks resulting from longer-term changes in climate patterns

The Group’s assessment of the potential impacts of climate change and the transition to a low carbon economy continues to mature. As outlined in the Basis of Preparation, where sufficiently developed, the potential financial impacts on the Group of climate change and the transition to a low carbon economy have been considered in the assessment of indicators of impairment, including:

•	the Group’s current assumptions relating to demand for commodities and carbon pricing, including their impact on the Group’s long-term price forecasts

•	the Group’s operational emissions reduction strategy
Estimates:
The Group performs a recoverable amount determination for an asset or CGU when there is an indication of impairment or impairment reversal.
When the recoverable amount is measured by reference to FVLCD, in the absence of quoted market prices or binding sale agreement, estimates are made regarding the present value of future post-tax cash flows. These estimates are made from the perspective of a market participant and include prices, future production volumes, operating costs, capital expenditure, closure and rehabilitation costs, taxes, risking factors applied to cash flows and discount rates. The cash flow forecasts may include net cash flows expected from the extraction, processing and sale of material that does not currently qualify for inclusion in reserves. Reserves and resources are included in the assessment of FVLCD to the extent that it is considered probable that a market participant would attribute value to them.
When recoverable amount is measured using VIU, estimates are made regarding the present value of future cash flows based on internal budgets and forecasts and life of asset plans. Key estimates are similar to those identified for FVLCD, although some assumptions and values may differ as they reflect the perspective of management rather than a market participant.
All estimates require management judgements and assumptions and are subject to risk and uncertainty that may be beyond the control of the Group; hence, there is a possibility that changes in circumstances will materially alter projections, which may impact the recoverable amount of assets/CGUs at each reporting date. While no indicators of impairment, or impairment reversal, were identified across the Group’s CGUs at 30 June 2022, with the exception of the Cerro Colorado CGU, the carrying value of the Spence CGU is the most susceptible to changes in the significant estimates outlined below in the next reporting period.
The significant estimates impacting the Group’s recoverable amount determinations are:
Commodity prices
Commodity prices were based on latest internal forecasts which assume short-term market prices will revert to the Group’s assessment of long-term price. These price forecasts reflect management’s long-term views of global supply and demand, built upon past experience of the commodity markets and are benchmarked with external sources of information such as analyst forecasts. Prices are adjusted based upon premiums or discounts applied to global price markers to reflect the location, nature and quality of the Group’s production, or to take into account contracted prices.
Future production volumes
Estimated production volumes were based on detailed data and took into account development plans established by management as part of the Group’s long-term planning process. When estimating FVLCD, assumptions reflect all reserves and resources that a market participant would consider when valuing the respective CGU, which in some cases are broader in scope than the reserves that would be used in a VIU test. In determining FVLCD, risk factors may be applied to reserves and resources which do not meet the criteria to be treated as proved.
Cash outflows (including operating costs, capital expenditure, closure and rehabilitation costs and taxes)
Cash outflows are based on internal budgets and forecasts and life of asset plans. Cost assumptions reflect management experience and expectations. Tax assumptions reflect existing tax and royalty regimes and rates applicable in the jurisdiction of the CGU. In the case of FVLCD, cash flow projections include the anticipated cash flow effects of any capital expenditure to enhance production or reduce cost where a market participant may take a consistent view. VIU does not take into account future development.
Discount rates
The Group uses real
post-tax
discount rates applied to real
post-tax
cash flows. The discount rates are derived using the weighted average cost of capital methodology. Adjustments to the rates are made for any risks that are not reflected in the underlying cash flows, including country risk.

F-3
8

14    Deferred tax balances
The movement for the year in the Group’s net deferred tax position is as follows:

	2022	2021	2020
	US$M	US$M	US$M
Net deferred tax (liability)/asset
At the beginning of the financial year	(1,402)	(91)	(491)
Income tax (charge)/credit recorded in the income statement 1	(125)	(1,325)	335
Income tax (charge)/credit recorded directly in equity	(42)	42	34
Divestment and demerger of subsidiaries and operations 2	(1,439)	–	–
Other movements	1	(28)	31

At the end of the financial year	(3,007)	(1,402)	(91)

1	Includes Discontinued operations income tax (charge)/credit to the income statement of US$(61) million (2021: US$273 million; 2020: US$247 million).

2	Relates to the divestment of BMC and merger of Petroleum with Woodside. Refer to notes 3 ‘Exceptional items’ and 27 ‘Discontinued operations’ for more information.
For recognition and measurement refer to note 6 ‘Income tax expense’.
The composition of the Group’s net deferred tax assets and liabilities recognised in the balance sheet and the deferred tax expense charged/(credited) to the income statement is as follows:

	Deferred tax assets		Deferred tax liabilities		Charged/(credited) to the income statement
	2022	2021	2022	2021	2022	2021	2020
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Type of temporary difference
Depreciation 1	(526)	(1,349)	4,844	4,716	554	488	1,394
Exploration expenditure	9	51	–	–	13	347	51
Employee benefits	21	94	(322)	(333)	20	(68)	(38)
Closure and rehabilitation	104	638	(1,448)	(2,086)	24	(515)	(334)
Resource rent tax	–	122	–	368	(129)	(309)	(119)
Other provisions	70	108	(192)	(227)	49	77	(268)
Deferred income	51	11	(1)	(16)	(31)	(31)	33
Deferred charges	(57)	(36)	584	602	7	68	(132)
Investments, including foreign tax credits	139	147	365	671	(298)	414	(77)
Foreign exchange gains and losses	(13)	(3)	154	133	33	63	(18)
Tax losses	225	1,999	(307)	(82)	28	678	(148)
Lease liability 1	17	68	(594)	(658)	(10)	67	(793)
Other	16	62	(20)	226	(135)	46	114

Total	56	1,912	3,063	3,314	125	1,325	(335)

1	Includes deferred tax associated with the recognition of right-of-use assets and lease liabilities on adoption of IFRS 16. Refer to note 21 ‘Leases’.
The amount of deferred tax assets dependent on future taxable profits not arising from the reversal of existing deferred tax liabilities, and which relate to tax jurisdictions where the taxable entity has suffered a loss in the current or preceding year, was US$18 million at 30 June 2022 (2021: US$1,675 million). The decrease from FY2021 is primarily attributable to the disposal of assets giving rise to these deferred tax assets as part of the merger of Petroleum with Woodside. For operating assets, the group assesses the recoverability of these deferred tax assets using estimates and assumptions relating to projected earnings and cash flows as applied in the Group impairment process for associated operations. Further information on the key judgements and estimates relating to the recognition of deferred tax assets is provided in note 6 ‘Income tax expense’.

F-
39

The composition of the Group’s unrecognised deferred tax assets and liabilities is as follows:

	2022	2021
	US$M	US$M
Unrecognised deferred tax assets
Tax losses and tax credits 1	8,462	5,944
Investments in subsidiaries 2	1,597	1,712
Deductible temporary differences relating to PRRT 3	–	2,402
Mineral rights 4	2,781	3,359
Other deductible temporary differences 5	1,777	1,630

Total unrecognised deferred tax assets	14,617	15,047

Unrecognised deferred tax liabilities
Investments in subsidiaries 2	2,099	2,203
Future taxable temporary differences relating to unrecognised deferred tax asset for PRRT 3	–	720

Total unrecognised deferred tax liabilities	2,099	2,923

1
At 30 June 2022, the Group had income and capital tax losses with a tax benefit of US$5,777 million (2021: US$3,569 million) and tax credits of US$2,685 million (2021: US$2,375 million), which are not recognised as deferred tax assets, because it is not probable that future taxable profits or capital gains will be available against which the Group can utilise the benefits.

The gross amount of tax losses carried forward that have not been recognised is as follows:

Year of expiry	2022	2021
	US$M	US$M
Income tax losses
Not later than one year	–	13
Later than one year and not later than two years	–	5
Later than two years and not later than five years	43	105
Later than five years and not later than 10 years	248	1,449
Later than 10 years and not later than 20 years	1,290	3,347
Unlimited	4,157	4,799

	5,738	9,718

Capital tax losses
Not later than one year	–	–
Later than two years and not later than five years	–	–
Unlimited	14,173	4,238

Gross amount of tax losses not recognised	19,911	13,956

Tax effect of total losses not recognised	5,777	3,569

Of the US$2,685 million of tax credits, US$2,129

million expires not later than 10 years and US$556 million expires later than 10 years and not later than 20 years.

2
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

3
The Group had unrecognised deferred tax assets relating to Australian Petroleum Resource Rent Tax (PRRT
) in FY2021. The assets giving rise to these deferred tax assets were disposed as part of the merger of Petroleum with Woodside. Refer to note 27 ‘Discontinued operations’ for more information.

4
The Group had deductible temporary differences relating to mineral rights for which deferred tax assets had not been recognised because it is not probable that future capital gains will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

5
The Group had other deductible temporary differences for which deferred tax assets had not been recognised because it is not probable that future taxable profits will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

F-4
0

15    Closure and rehabilitation provisions

	2022	2021
	US$M	US$M
At the beginning of the financial year	11,910	8,810
Capitalised amounts for operating sites:
Change in estimate	1,579	1,974
Exchange translation	(694)	483
Adjustments charged/(credited) to the income statement:
Increases to existing and new provisions	174	564
Exchange translation	(58)	76
Released during the year	(42)	(157)
Other adjustments to the provision:
Amortisation of discounting impacting net finance costs	554	380
Acquisition of subsidiaries and operations	–	179
Divestment and demerger of subsidiaries and operations	(4,477)	(81)
Expenditure on closure and rehabilitations activities	(316)	(321)
Exchange variations impacting foreign currency translation reserve	(3)	3
Other movements	62	–

At the end of the financial year	8,689	11,910

Comprising:
Current	475	591
Non-current	8,214	11,319

Operating sites	6,198	9,279
Closed sites	2,491	2,631

The Group is required to close and rehabilitate sites and associated facilities at the end of or, in some cases, during the course of production to a condition acceptable to the relevant authorities, as specified in licence requirements and the Group’s closure performance requirements as set out within
Our Charter.
The key components of closure and rehabilitation activities are:

•	the removal of all unwanted infrastructure associated with an operation

•	the return of disturbed areas to a safe, stable and self-sustaining condition, consistent with the agreed post-closure land use

F-4
1

Recognition and measurement
Provisions for closure and rehabilitation are recognised by the Group when:

•	it has a present legal or constructive obligation as a result of past events

•	it is more likely than not that an outflow of resources will be required to settle the obligation

•	the amount can be reliably estimated

Initial recognition and measurement	Subsequent measurement
Closure and rehabilitation provisions are initially recognised when an environmental disturbance first occurs. The individual site provisions are an estimate of the expected value of future cash flows required to close the relevant site using current standards and techniques and taking into account risks and uncertainties. Individual site provisions are discounted to their present value using currency specific discount rates aligned to the estimated timing of cash outflows.

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

The closure and rehabilitation provision is reviewed at each reporting date to assess if the estimate continues to reflect the best estimate of the obligation. If necessary, the provision is remeasured to account for factors such as:

•   additional disturbance during the period

•   revisions to estimated reserves, resources and lives of operations including any changes to expected operating lives arising from the Group’s latest assessment of the potential impacts of climate change and the transition to a low carbon economy

•   developments in technology

•   changes to regulatory requirements and environmental management strategies

•   changes in the estimated extent and costs of anticipated activities, including the effects of inflation and movements in foreign exchange rates

•   movements in interest rates affecting the discount rate applied

Changes to the closure and rehabilitation estimate for operating sites are added to, or deducted from, the related asset and amortised on a prospective basis over the remaining life of the operation, generally applying the units of production method.

Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognised as an expense and liability when the event gives rise to an obligation that is probable and capable of reliable estimation.

Closed sites
Where future economic benefits are no longer expected to be derived through operation, changes to the associated closure and remediation costs are charged to the income statement in the period identified. This amounted to US$74 million in the year ended 30 June 2022 (2021: US$483 million; 2020: US$669 million).

F-4
2

Key estimates
Closure cost estimates are generally based on conceptual level studies early in the operating life of an asset with more detailed studies and planning performed as closure risks (including those related to climate change) are identified and/or as an asset, or parts thereof, near closure. As such, the recognition and measurement of closure and rehabilitation provisions requires the use of significant estimates and assumptions, including, but not limited to:

•
the extent (due to legal or constructive obligations) of potential activities required for the removal of infrastructure, decharacterisation of tailings storage facilities and rehabilitation activities

•	costs associated with future closure activities

•	the extent and period of post-closure monitoring and maintenance, including water management

•	applicable discount rates

•	the timing of cash flows and ultimate closure of operations
The extent, cost and timing of future closure activities may also be impacted by the potential physical impacts of climate change. In estimating the potential cost of closure activities, the Group considers factors such as long-term weather outlooks, for example forecast changes in rainfall patterns. Closure cost estimates also consider the impact of the Group’s energy transition strategy on the costs and timing of performing closure activities and the impact of new technology when appropriately developed and tested. For example, closure cost estimates largely continue to reflect the use of existing fuel sources for the Group’s equipment while the Group continues to invest in the development of alternative fuel sources and fleet electrification.
Estimates for post-closure monitoring and maintenance reflect the Group’s strategies for individual sites, which may include possible relinquishment. The period of monitoring and maintenance included in the provision requires judgement and considers regulatory and licencing requirements, the outcomes of studies and management’s current assessment of stakeholder expectations. As post-closure monitoring and maintenance may be required for significant periods beyond the completion of other closure activities, it is exposed to the potential long-term impacts of climate change, particularly changes in rainfall patterns. While reflecting management’s current best estimate, the cost of post-closure monitoring and maintenance may change in future reporting periods as the understanding of, and potential long-term impacts from, climate change continue to evolve.
While progressive closure is performed across a number of operations, significant activities are generally undertaken at the end of the production life at the individual sites, the estimated timing of which is informed by the Group’s current assumptions relating to demand for commodities and carbon pricing, and their impact on the Group’s long-term price forecasts.

Remaining

production lives range from
2-104
years
(2021
:
3-91
years). Given the generally shorter remaining
operational
lives of the Group’s previously held Petroleum assets, the average remaining production life for all operating
sites, weighted by current closure provision, has increased to approximately
29 years
(2021
:
27 years
). The discount rates applied to the Group’s closure and rehabilitation provisions are determined by reference to the currency of the closure cash flows, the period over which the cash flows will be incurred and prevailing market interest rates (where available).
The Group continues to monitor
current market conditions
 with
no
change
made to the Group’s discount rates in the current year.

The increase in closure and rehabilitation provisions relating to continuing operating sites reflects updates to the expected cost and timing of closure activities across the Group’s portfolio, with the most significant increases in the year ended 30 June 2022 being at BHP Mitsubishi Alliance (BMA) and Cerro Colorado.

For BMA, the increase largely reflects a preliminary assessment of the potential impacts on BMA mine lives resulting from:

•	the significant increase in coal royalties applicable in Queensland from 1 July 2022

•
consideration of the Group’s long term outlook for metallurgical coal commodity prices, which reflects a range of drivers of commodity demand and supply, for example, the latest climate-related announcements from key market countries

These factors have resulted in the Group recognising that the end of operations at BMA sites may be earlier than previously anticipated. The best estimate of the impact on the estimated closure cash flows and their timing, and therefore the discounting of the provision, contributed to an increase in the provision, and associated rehabilitation asset, of approximately US$750 million. Given the timing of the announcement of the change to the Queensland coal royalty regime and the preliminary nature of the assessment, further changes to the provision may arise in future reporting periods.
At Cerro Colorado, additional work required to re-profile waste dumps for closure and an increase in scope for other closure activities have contributed to an increase in the closure provision of approximately US$

million. As operations are ongoing at Cerro Colorado the increase has initially been capitalised. However, given the proximity to closure and the estimated future cash flows of Cerro Colorado the resulting rehabilitation asset has been impaired as outlined in note 13 ‘Impairment of non-current assets’.
While the closure and rehabilitation provisions reflect management’s best estimates based on current knowledge and information, further studies, trials and detailed analysis of relevant knowledge and resultant closure activities for individual assets continue to be performed throughout the life of asset. Such studies and analysis can impact the estimated costs of closure activities. Estimates can also be impacted by the emergence of new closure and rehabilitation techniques, changes in regulatory requirements and stakeholder expectations for closure (including costs associated with equitable transition), development of new technologies, risks relating to climate change and the transition to a low carbon economy, and experience at other operations. These uncertainties may result in future actual expenditure differing from the amounts currently provided for in the balance sheet.
Sensitivity
A
 0.5 per cent
increase
in the discount rates applied at 30 June 2022 would result in a decrease
to the closure and rehabilitation provision of approximately US$675 million, a decrease
in property, plant and equipment of approximately US$490 million in relation to operating sites and an income statement credit
of approximately US$185 million in respect of closed sites. In addition, the change would result in a decrease
of approximately US$70 million to depreciation expense and a US$25 million increment
in net finance costs for the year ending 30 June 2023.
Given the long-lived nature of the majority of the Group’s assets, the majority of final closure activities are generally not expected to occur for a significant period of time.
However
, a

one-year
acceleration in forecast cash flows of the Group’s closure and rehabilitation provisions, in isolation, would result in an increase to the provision of approximately US$
185
million, an increase in property, plant and equipment of US$
125
million in relation to operating sites and an income statement charge of US$
60
million in respect of closed sites.

F-4
3

Capital structure
16    Share capital

	BHP Group Limited			BHP Group Plc
	2022 shares	2021 shares	2020 shares	2022 shares	2021 shares	2020 shares
Share capital issued
Opening number of shares	2,945,851,394	2,945,851,394	2,945,851,394	2,112,071,796	2,112,071,796	2,112,071,796
Issue of shares	4,400,000	–	–	–	–	–
Corporate structure unification	2,112,071,796	–	–	(2,112,071,796)	–	–
Purchase of shares by ESOP Trusts	(8,704,669)	(7,587,353)	(5,975,189)	(63,567)	(185,054)	(185,297)
Employee share awards exercised following vesting	8,522,684	6,948,683	6,893,113	77,748	173,644	222,245
Movement in treasury shares under Employee Share Plans	181,985	638,670	(917,924)	(14,181)	11,410	(36,948)

Closing number of shares	5,062,323,190	2,945,851,394	2,945,851,394	–	2,112,071,796	2,112,071,796

Comprising:
Shares held by the public	5,061,272,144	2,944,982,333	2,945,621,003	–	2,112,057,615	2,112,069,025
Treasury shares	1,051,046	869,061	230,391	–	14,181	2,771
Other share classes
5.5% Preference shares of £1 each	–	–	–	–	50,000	50,000
Special Voting share of no par value	–	1	1	–	–	–
Special Voting share of US$0.50 par value	–	–	–	–	1	1
DLC Dividend share	–	1	1	–	–	–
During August 2021, BHP Group Limited issued 4,400,000 fully paid ordinary shares to the BHP Billiton Limited Employee Equity Trust at A$52.99 per share, to satisfy the vesting of employee share awards and related dividend equivalent entitlements under those employee share plans.
On 3 September 2021, BHP Group Plc acquired by way of gift from J.P. Morgan Limited the 50,000 issued 5.5 per cent cumulative preference shares of £1.00, in the capital of BHP Group Plc. These preference shares held by BHP Group Plc were cancelled on 31 January 2022.
On 31 January 2022,
2,112,071,796 fully paid ordinary shares in BHP Group Limited were issued to BHP Group Plc shareholders in a one for one exchange of their BHP Group Plc ordinary shares, resulting in BHP Group Limited becoming the sole parent company of the Group with a single set of shareholders.
BHP Group Plc had one Special Voting share on issue and BHP Group Limited had one Special Voting share
and one DLC dividend share on issue to facilitate operation of the Group’s dual listed structure.
These
shares were bought back for nominal value in January 2022 and subsequently cancelled.

F-4
4

Share capital of BHP Group Limited at 30 June 2022 is composed of the following classes of shares:

Ordinary shares fully paid	Treasury shares
Each fully paid ordinary share of BHP Group Limited carries the right to one vote at a meeting of the Company.
Treasury shares are shares of BHP Group Limited that are held by the ESOP Trusts for the purpose of issuing shares to employees under the Group’s Employee Share Plans. Treasury shares are recognised at cost and deducted from equity, net of any income tax effects. When the treasury shares are subsequently sold or reissued, any consideration received, net of any directly attributable costs and income tax effects, is recognised as an increase in equity. Any difference between the carrying amount and the consideration, if reissued, is recognised in retained earnings.

The following classes of shares existed prior to the Group’s unification on 31 January 2022:

Special Voting shares	Preference shares	DLC Dividend share
Each of BHP Group Limited and BHP Group Plc issued one Special Voting share to facilitate joint voting by shareholders of BHP Group Limited and BHP Group Plc on Joint Electorate Actions.	Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Group Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders.	The DLC Dividend share supported the Dual Listed Company (DLC) equalisation principles in place since the merger in 2001, including the requirement that ordinary shareholders of BHP Group Plc and BHP Group Limited are paid equal cash dividends per share. This share enabled efficient and flexible capital management across the DLC and was issued on 23 February 2016 at par value of US$10.

F-4
5

17    Other equity

	2022	2021	2020	Recognition and measurement
	US$M	US$M	US$M
Share premium account	–	518	518	The share premium account represented the premium paid on the issue of BHP Group Plc shares recognised in accordance with the UK Companies Act 2006.
It was transferred to the common control reserve as part of the unification of the
Group’s
				corporate structure.
Capital redemption reserve	–	177	177	The capital redemption reserve represented the par value of BHP Group Plc shares that were purchased and subsequently cancelled. It was transferred to the common control reserve as part of unification of the
Group’s
corporate
				structure.
Common control reserves	(1,603)	–	–
The common control reserve arose on unification of the Group’s corporate structure and represents the residual on consolidation between BHP Group
Ltd’s investment in BHP Group Plc’s and BHP Group Plc’s share capital, share premium and capital redemption reserve at the time of unification.

Employee share awards reserve	174	268	246
The employee share awards reserve represents the accrued employee entitlements to share awards that have been charged to the income statement and have not yet been exercised.
Once exercised, the difference between the accumulated fair value of the awards and their historical
on-market
purchase price is recognised in retained
earnings.

Cash flow hedge reserve	41	100	50	The cash flow hedge reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognised in the income statement when the hedged transaction impacts the income statement, or is recognised as an adjustment to the cost of
non-financial
hedged items. The hedging reserve records the portion of the gain or loss on a hedging instrument in a cash flow hedge that is
				determined to be an effective hedge relationship.
Cost of hedging reserve	(19)	(54)	(23)	The cost of hedging reserve represents the recognition of certain costs of
				hedging for example, basis adjustments, which have been excluded from the hedging relationship and deferred in other comprehensive income until the hedged transaction impacts the income statement.
Foreign currency translation reserve	(14)	43	39	The foreign currency translation reserve represents exchange differences arising from the translation of non-US dollar functional currency operations within the Group into US dollars.
Equity investments reserve	(8)	15	16	The equity investment reserve represents the revaluation of investments in shares recognised through other comprehensive income. Where a revalued financial asset is sold, the relevant portion of the reserve is transferred to
				retained earnings.
Non-controlling interest contribution reserve	1,441	1,283	1,283	The
non-controlling
interest contribution reserve represents the excess of consideration received over the book value of net assets attributable to equity instruments when acquired by non-controlling
				interests.

Total reserves	12	2,350	2,306

F-4
6

Summarised financial information relating to each of the Group’s subsidiaries with non-controlling
interests (NCI) that are material to the Group before any intra-group eliminations is shown below:

	2022			2021
US$M	Minera Escondida Limitada	Other individually immaterial subsidiaries (incl. intra -group eliminations)	Total	Minera Escondida Limitada	Other individually immaterial subsidiaries (incl. intra -group eliminations)	Total
Group share (per cent)	57.5			57.5

Current assets	2,929			2,996
Non-current assets	11,636			11,867
Current liabilities	(2,192)			(1,912)
Non-current liabilities	(4,762)			(4,733)

Net assets	7,611			8,218

Net assets attributable to NCI	3,235	574	3,809	3,493	848	4,341

Revenue	9,500			9,470
Profit after taxation	3,522			3,605
Other comprehensive income	11			27

Total comprehensive income	3,533			3,632

Profit after taxation attributable to NCI	1,497	658	2,155	1,532	615	2,147
Other comprehensive income attributable to NCI	5	–	5	11	–	11

Net operating cash flow	4,519			5,007
Net investing cash flow	(860)			(655)
Net financing cash flow	(4,029)			(4,001)

Dividends paid to NCI	1,760	780	2,540	1,590	537	2,127

While the Group controls Minera Escondida Limitada, the
non-controlling
interests hold certain protective rights that restrict the Group’s ability to sell assets held by Minera Escondida Limitada, or use the assets in other subsidiaries and operations owned by the Group. Minera Escondida Limitada is also restricted from paying dividends without the approval of the non-controlling
interests.

F-4
7

18    Dividends

	Year ended 30 June 2022		Year ended 30 June 2021		Year ended 30 June 2020
	Per share	Total	Per share	Total	Per share	Total
	US cents	US$M	US cents	US$M	US cents	US$M
Dividends paid during the period 1
Prior year final dividend	200	10,119	55	2,779	78	3,946
Interim dividend	150	7,601	101	5,115	65	3,288

	350	17,720	156	7,894	143	7,234

1
5.5 per cent dividend on 50,000 preference shares of £1 each determined and paid for financial
years 2021 and 2020. No dividend paid for the financial year 2022. These preference shares were cancelled on 31 January 2022.

Dividends paid during the period differs from the amount of dividends paid in the Consolidated Cash Flow Statement as a result of foreign exchange gains and losses relating to the timing of equity distributions between the record date and the payment date. Additional derivative proceeds of
US$127 million
were received as part of the funding of the interim dividend and is disclosed in Proceeds/(settlements) of cash management related instruments in the Consolidated Cash Flow Statement.
Prior to the corporate structure unification, the Dual Listed Company merger terms required that ordinary shareholders of BHP Group Limited and BHP Group Plc were paid equal cash dividends on a per share basis.
Each American Depositary Share (ADS) represents two ordinary shares of BHP Group Limited. Dividends determined on each ADS represent twice the dividend determined on BHP Group Limited ordinary share.
Dividends are determined after
period-end
and announced with the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to year-end,
on 16 August 2022, BHP Group Limited determined a final dividend of 175 US cents per share (US$8,857 million), which will be paid on
22
 September 2022 (30 June 2021: final dividend of 200 US cents per share – US$10,114 million; 30 June 2020: final dividend of 55 US cents per share – US$2,782 million).
BHP Group Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2022	2021	2020
	US$M	US$M	US$M
Franking credits as at 30 June	7,007	14,302	10,980
Franking credits arising from the payment of current tax	2,043	1,799	471

Total franking credits available 1	9,050	16,101	11,451

1	The payment of the final 2022 dividend determined after 30 June 2022 will reduce the franking account balance by US$3,796 million.
In addition to dividends paid, the Group made an in specie dividend to eligible BHP shareholders during the period by distributing the 914,768,948 Woodside shares it received as consideration for the sale of BHP Petroleum. The closing price of Woodside shares on ASX on 31 May 2022 was A$29.76. The implied value of the in specie dividend was therefore A$27.2 billion (US$19.6 billion). At this valuation, the in specie dividend was approximately A$5.38 (US$3.86), with A$2.30 (US$1.66) of franking credits being distributed, per BHP share. Further detail are detailed in note 27 ‘Discontinued operations’.
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

	2022	2021
	US$M	US$M
Movement in provision for dividends and other liabilities
At the beginning of the financial year	581	1,240
Dividends determined	17,720	7,894
Charge/(credit) for the year:
Underlying	493	260
Discounting	1	2
Exchange variations	122	20
Released during the year	(48)	(43)
Utilisation	(96)	(267)
Dividends paid	(17,851)	(7,901)
Divestment and demerger of subsidiaries and operations	(146)	–
Transfers and other movements	(102)	(624)

At the end of the financial year	674	581

Comprising:
Current	356	293
Non-current	318	288

F-4
8

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
Under IFRS 16/AASB16 ‘Leases’, vessel lease contracts are required to be remeasured at each reporting date to the prevailing freight index. While these liabilities are included in the Group interest bearing liabilities, they are excluded from the net debt calculation as they do not align with how the Group assesses net debt for decision making in relation to the Capital Allocation Framework. In addition, the freight index has historically been volatile which creates significant short-term fluctuation in these liabilities.

	2022		2021
US$M	Current	Non-current	Current	Non-current
Interest bearing liabilities
Bank loans	397	2,075	437	1,823
Notes and debentures	1,690	9,673	1,244	13,525
Lease liabilities	519	2,057	889	3,007
Bank overdraft and short-term borrowings	–	–	–	–
Other	16	1	58	–

Total interest bearing liabilities	2,622	13,806	2,628	18,355

Less: Lease liability associated with index-linked freight contracts	113	161	346	679

Less: Cash and cash equivalents
Cash	5,728	–	4,408	–
Short-term deposits	11,508	–	10,838	–

Less: Total cash and cash equivalents	17,236	–	15,246	–

Less: Derivatives included in net debt
Net debt management related instruments 1	(358)	(1,330)	20	537
Net cash management related instruments 2	273	–	34	–

Less: Total derivatives included in net debt	(85)	(1,330)	54	537

Net debt		333		4,121

Net assets		48,766		55,605

Gearing		0.7%		6.9%

1	Represents the net cross currency and interest rate swaps designated as effective hedging instruments included within current and non-current other financial assets and liabilities.

2	Represents the net forward exchange contracts included within current and non-current other financial assets and liabilities.
Cash and short-term deposits are disclosed in the cash flow statement net of bank overdrafts and interest bearing liabilities at call.

	2022	2021	2020
	US$M	US$M	US$M
Total cash and cash equivalents	17,236	15,246	13,426
Bank overdrafts and short-term borrowings	–	–	–

Total cash and cash equivalents, net of overdrafts	17,236	15,246	13,426

Cash and cash equivalents includes US$127 million (2021: US$159 million) restricted by legal or contractual arrangements.
Recognition and measurement
Cash and short-term deposits in the balance sheet comprise cash at bank and on hand and highly liquid cash deposits with short-term maturities that are readily convertible to known amounts of cash with insignificant risk of change in value. The Group considers that the carrying value of cash and cash equivalents approximate fair value due to their short-term to maturity. Refer to note 21 ‘Leases’ and note 23 ‘Financial risk management’ for the recognition and measurement principles for lease liabilities and other financial liabilities.

F-
49

Interest bearing liabilities and cash and cash equivalents include balances denominated in the following currencies:

	Interest bearing liabilities		Cash and cash equivalents
	2022	2021	2022	2021
	US$M	US$M	US$M	US$M
USD	8,813	11,146	7,654	12,003
EUR	3,463	4,505	2,656	4
GBP	2,621	3,415	30	32
AUD	783	1,053	3,360	573
CAD	584	635	3,437	2,455
Other	164	229	99	179

Total	16,428	20,983	17,236	15,246

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
outlook stable (long-term/short-term) throughout FY2022 and Moody’s affirmed its credit rating on 2 June 2022. The Group’s Standard & Poor’s rating changed from
A/A-1
outlook stable (long-term/short-term) to
A/A-1
CreditWatch negative (long-term/short-term) on 23 August 2021 following the announcement of the proposed merger of our petroleum business with Woodside. Upon completion of the merger, on 1 June 2022 Standard & Poor’s lowered the Group’s long-term credit rating by one notch, removed the credit rating from CreditWatch, and confirmed a credit rating of A-/A-1 outlook stable (long-term/short-term).
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
Standby arrangements and unused credit facilities
The Group’s committed revolving credit facility operates as a back-stop to the Group’s uncommitted commercial paper program. The combined amount drawn under the facility or as commercial paper will not exceed US$5.5 billion. As at 30 June 2022, US$ nil commercial paper was drawn (2021: US$ nil). The facility was amended in November 2021 for IBOR transition and
is due to mature on 10 October 2026.
A commitment fee is payable on the undrawn balance and interest is payable on any drawn balance comprising a reference rate plus a margin. The agreed margins are typical for a credit facility extended to a company with the Group’s credit rating.

F-5
0

Maturity profile of financial liabilities
The maturity profile of the Group’s financial liabilities based on the undiscounted contractual amounts, taking into account the derivatives related to debt, is as follows:

2022 US$M	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to debentures	Other derivatives	Obligations under lease liabilities	Trade and other payables 1	Total
Due for payment:
In one year or less or on demand	2,109	492	525	221	579	6,608	10,534
In more than one year but not more than two years	1,634	427	300	112	443	–	2,916
In more than two years but not more than five years	2,609	1,032	492	246	936	–	5,315
In more than five years	7,550	3,705	1,467	245	1,470	–	14,437

Total	13,902	5,656	2,784	824	3,428	6,608	33,202

Carrying amount	13,852	–	1,824	752	2,576	6,608	25,612

2021 US$M	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to debentures	Other derivatives	Obligations under lease liabilities	Trade and other payables 1	Total
Due for payment:
In one year or less or on demand	1,722	729	61	149	980	6,851	10,492
In more than one year but not more than two years	2,278	661	267	80	680	–	3,966
In more than two years but not more than five years	4,062	1,492	256	240	1,397	–	7,447
In more than five years	7,801	4,136	585	317	1,842	–	14,681

Total	15,863	7,018	1,169	786	4,899	6,851	36,586

Carrying amount	17,087	–	586	690	3,896	6,851	29,110

1	Excludes input taxes of US$79 million (2021: US$176 million) included in other payables. Refer to note 9 ‘Trade and other payables’.
21    Leases
Movements in the Group’s lease liabilities during the year are as follows:

	2022	2021
	US$M	US$M
At the beginning of the financial year	3,896	3,443
Additions	866	1,223
Remeasurements of index-linked freight contracts	(369)	(59)
Lease payments 1	(1,288)	(879)
Foreign exchange movement	(126)	115
Amortisation of discounting	125	109
Divestment and demerger of subsidiaries and operations 2	(492)	–
Transfers and other movements	(36)	(56)

At the end of the financial year	2,576	3,896

Comprising:
Current liabilities	519	889
Non-current liabilities	2,057	3,007

1	Includes US$39 million (2021: US$45 million) related to Discontinued operations.

2	Relates to the divestment of BMC and merger of Petroleum with Woodside. Refer to notes 3 ‘Exceptional items’ and 27 ‘Discontinued operations’ for more information.
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

F-5
1

The maturity profile of lease liabilities based on the undiscounted contractual amounts is as follows:

Lease liability	2022	2021
	US$M	US$M
Due for payment:
In one year or less or on demand	579	980
In more than one year but not more than two years	443	680
In more than two years but not more than five years	936	1,397
In more than five years 1	1,470	1,842

Total	3,428	4,899

Carrying amount	2,576	3,896

1	Includes US$707 million (2021: US$878 million) due for payment in more than ten years.
At 30 June 2022, commitments for leases not yet commenced based on undiscounted contractual amounts were US$928 million (2021: US$457 million).
Movements in the Group’s
right-of-use
assets during the year are as follows:

	2022			2021
	Land and buildings	Plant and equipment	Total	Land and buildings	Plant and equipment	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Net book value
At the beginning of the financial year	638	2,712	3,350	689	2,358	3,047
Additions	41	825	866	25	1,227	1,252
Remeasurements of index-linked freight contracts	–	(369)	(369)	–	(59)	(59)
Depreciation expensed during the period	(103)	(872)	(975)	(111)	(670)	(781)
Depreciation classified as exploration	–	(3)	(3)	–	(19)	(19)
Impairments for the year	(7)	–	(7)	(30)	(2)	(32)
Divestment and demerger of subsidiaries and operations 1	(116)	(313)	(429)	–	–	–
Transfers and other movements	(1)	(71)	(72)	65	(123)	(58)

At the end of the financial year	452	1,909	2,361	638	2,712	3,350

– Cost	745	4,307	5,052	897	4,393	5,290
– Accumulated depreciation and impairments	(293)	(2,398)	(2,691)	(259)	(1,681)	(1,940)

1	Relates to the divestment of BMC and merger of Petroleum with Woodside. Refer to notes 3 ‘Exceptional items’ and 27 ‘Discontinued operations’ for more information.
Right-of-use
assets are included within the underlying asset classes in Property, plant and equipment. Refer to note 11 ‘Property, plant and equipment’.
Amounts recorded in the income statement and the cash flow statement for the year were:

	2022	2021	2020
	US$M	US$M Restated	US$M Restated	Included within

Income statement
Depreciation of right-of-use assets	964	753	623	Profit from operations
Short-term, low-value and variable lease costs 1	847	834	637	Profit from operations
Interest on lease liabilities	119	102	82	Financial expenses
Cash flow statement
Principal lease payments	1,130	732	632	Cash flows from financing activities
Lease interest payments	119	102	82	Cash flows from operating activities

1
Relates to US$585 million of variable lease costs (2021: US$510 million; 2020: US$415 million), US$222 million of short-term lease costs (2021: US$294 million; 2020: US$201 million) and US$40 million of low-value
lease costs (2021: US$30 million; 2020: US$21 million). Variable lease costs include contracts for hire of mining service equipment, drill rigs and transportation services. These contracts contain variable lease payments based on usage and asset performance.

F-5
2

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
Non-lease
components are accounted for in accordance with the accounting policies applied to each underlying good or service received.
Low-value
and short-term leases continue to be expensed to the income statement. Variable lease payments not dependent on an index or rate are excluded from lease liabilities, and expensed to the income statement.
Right-of-use
assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost will initially correspond to the lease liability, adjusted for initial direct costs, lease payments made prior to lease commencement, capitalised provisions for closure and rehabilitation and any lease incentives received.
The lease asset and liability associated with all index-linked freight contracts, including continuous voyage charters (CVCs), are measured at each reporting date based on the prevailing freight index (generally the Baltic C5 index).
Lease costs are recognised in the income statement over the lease term in the form of depreciation on the right-of-use
asset and the unwinding of finance charges on the lease liability.
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
right-of-use
asset is
sub-leased
(under a finance
sub-lease)
to a joint operation, for instance where it is dedicated to a single operation and the joint operation has the right to direct the use of the asset, the Group (as lessor) recognises its proportionate share of the right-of-use
asset and a net investment in the lease, representing amounts to be recovered from the other parties to the joint operation. If the Group is not party to the head lease contract but sub-leases
the associated
right-of-use
asset (as lessee), it recognises its proportionate share of the right-of-use
asset and a lease liability which is payable to the operator.

Key judgements and estimates

Judgements:
Certain contractual arrangements not in the form of a lease require the Group to apply significant judgement in evaluating whether the Group controls the right to direct the use of assets and therefore whether the contract contains a lease. Management considers all facts and circumstances in determining whether the Group or the supplier has the rights to direct how, and for what purpose, the underlying assets are used in certain mining contracts and other arrangements, including outsourcing and shipping arrangements. Judgement is used to assess which decision-making rights mostly affect the benefits of use of the assets for each arrangement.

Where a contract includes the provision of non-lease services, judgement is required to identify the lease and non-lease components.

Estimates:
Where the Group cannot readily determine the interest rate implicit in the lease, estimation is involved in the determination of the weighted average incremental borrowing rate to measure lease liabilities. The incremental borrowing rate reflects the rates of interest a lessee would have to pay to borrow over a similar term, with similar security, the funds necessary to obtain an asset of similar value to the right-of-use
asset in a similar economic environment. Under the Group’s portfolio approach to debt management, the Group does not specifically borrow for asset purchases. Therefore, the incremental borrowing rate is estimated referencing the Group’s corporate borrowing portfolio and other similar rated entities, adjusted to reflect the terms and conditions of the lease (including the impact of currency, credit rating of subsidiary entering into the lease and the term of the lease), at the inception of the lease arrangement or the time of lease modification.

The Group estimates stand-alone prices, where such prices are not readily observable, in order to allocate the contractual payments between lease and non-lease components.

F-5
3

22    Net finance costs

	2022	2021	2020
	US$M	US$M Restated	US$M Restated
Financial expenses
Interest expense using the effective interest rate method:
Interest on bank loans, overdrafts and all other borrowings	491	607	1,093
Interest capitalised at 2.90% (2021: 2.83%; 2020: 4.14%) 1	(113)	(204)	(265)
Interest on lease liabilities	119	102	82
Discounting on provisions and other liabilities	645	353	343
Other gains and losses:
Fair value change on hedged loans	(1,286)	(779)	721
Fair value change on hedging derivatives	1,277	704	(788)
Loss on bond repurchase 2	–	395	–
Exchange variations on net debt	(99)	99	(18)
Other	16	13	24

Total financial expenses	1,050	1,290	1,192

Financial income
Interest income	(81)	(67)	(334)

Net finance costs	969	1,223	858

1
Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. Tax relief for capitalised interest is approximately US$34 million (2021: US$61 million; 2020: US$80 million).

2
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
As part of the risk management strategy, the Group monitors target gearing levels and credit rating metrics under a range of different stress test scenarios incorporating operational and macroeconomic factors.
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
The majority of the Group’s debt is issued at fixed interest rates. The Group has entered into interest rate swaps and cross currency interest rate swaps to convert most of its fixed interest rate exposure to floating US dollar interest rate exposure. As at 30 June 2022,
80
per cent of the Group’s borrowings were exposed to floating interest rates inclusive of the effect of swaps (2021: 82 per cent).
The fair value of interest rate swaps and cross currency interest rate swaps in hedge relationships used to hedge both interest rate and foreign currency risks are shown in the valuation hierarchy in section 23.4 ‘Derivatives and hedge accounting’.
Based on the net debt position as at 30 June 2022, taking into account interest rate swaps and cross currency interest rate swaps, it is estimated that a one percentage point increase in the US LIBOR interest rate will increase the Group’s equity and profit after taxation by US$29 million (2021: increase of US$7 million). This assumes the change in interest rates is effective from the beginning of the financial year and the fixed/floating mix and balances are constant over the year.
Interest Rate Benchmark Reform
The London Interbank Offered Rate (LIBOR) and other benchmark interest rates are being replaced by alternative risk-free rates (ARR) as part of inter-bank offer rate (IBOR) reform. Sterling LIBOR ceased to be published on 1 January 2022 and USD LIBOR will no longer be published after 30 June 2023. The Group has assessed the implication of IBOR reform and has updated various policies, systems and processes including the adoption of the International Swaps and Derivatives Association (ISDA) IBOR Fallbacks Protocol. In November 2021, the Group amended its US$5.5 billion revolving credit facility to reference ARRs. Furthermore, in March 2022 Escondida executed the Group’s first Secured Overnight Financing Rate (SOFR) linked loans.
The amendments to IFRS 9/AASB 9 ‘Financial Instruments’, IFRS 7/AASB 7 ‘Financial Instruments (IFRS 7): Disclosures’ and IFRS 16/AASB 16 ‘Leases’ in relation to IBOR reform early adopted by the Group in previous periods impact the Group’s cross currency and interest rate swaps, which reference US LIBOR, and the associated hedge accounting. Refer to section 23.4 ‘Derivatives and hedge accounting’ for further information.

F-5
5

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
non-functional
currency monetary items
Monetary items, including financial assets and liabilities, denominated in currencies other than the functional currency of an operation are restated at the end of each reporting period to US dollar equivalents and the associated gain or loss is taken to the income statement. The exception is foreign exchange gains or losses on foreign currency denominated provisions for closure and rehabilitation at operating sites, which are capitalised in property, plant and equipment.
The Group has entered into cross currency interest rate swaps and foreign exchange forwards to convert its significant foreign currency exposures in respect of monetary items into US dollars. Fluctuations in foreign exchange rates are therefore not expected to have a significant impact on equity and profit after tax.
The following table shows the carrying values of financial assets and liabilities at the end of the reporting period denominated in currencies other than the US dollar that are exposed to foreign currency risk:

Net financial (liabilities)/assets - by currency of denomination	2022	2021
	US$M	US$M
AUD	(3,649)	(4,421)
CLP	(602)	(649)
GBP	388	535
EUR	280	366
Other	187	128

Total	(3,396)	(4,041)

The principal
non-functional
currencies to which the Group is exposed are the Australian dollar, the Chilean peso, the Pound sterling and the Euro. Based on the Group’s net financial assets and liabilities as at 30 June 2022, a weakening of the US dollar against these currencies (one cent strengthening in Australian dollar, 10 pesos strengthening in Chilean peso, one penny strengthening in Pound sterling and one cent strengthening in Euro), with all other variables held constant, would decrease the Group’s equity and profit after taxation by US$16 million (2021: decrease of US$21 million).
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
Financial instruments with commodity price risk comprise forward commodity and other derivative contracts with net liabilities
at fair value of US$56 million (2021:
net assets of
US$138 million).
Provisionally priced commodity sales and purchases contracts
Provisionally priced sales or purchases volumes are those for which price finalisation, referenced to the relevant index, is outstanding at the reporting date. Provisional pricing mechanisms within these sales and purchases arrangements have the character of a commodity derivative. Trade receivables or payables under these contracts are carried at fair value through profit or loss using Level 2 valuation inputs based on forecast selling prices in the quotation period. The Group’s exposure at 30 June 2022 to the impact of movements in commodity prices upon provisionally invoiced sales and purchases volumes was predominately around copper.
The Group had 289 thousand tonnes of copper exposure as at 30 June 2022 (2021: 254 thousand tonnes) that was provisionally priced. The final price of these sales and purchases volumes will be determined during the first half of FY2023. A 10 per cent change in the price of copper realised on the provisionally priced sales, with all other factors held constant, would increase or decrease profit after taxation by US$162 million (2021: US$166 million).
The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange rates can impact commodity prices.

F-5
6

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
Solely principal and interest refers to the Group receiving returns only for the time value of money and the credit risk of the counterparty for financial assets held. The main exceptions for the Group are provisionally priced receivables and derivatives which are measured at fair value through profit or loss under IFRS 9.
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
With the exception of derivative contracts and provisionally priced trade payables which are carried at fair value through profit or loss, the Group’s financial liabilities are classified as subsequently measured at amortised cost.
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
The inputs used in fair value calculations are determined by the relevant segment or function. The functions support the assets and operate under a defined set of accountabilities authorised by the Executive Leadership Team. Movements in the fair value of financial assets and liabilities may be recognised through the income statement or in other comprehensive income according to the designation of the underlying instrument.
For financial assets and liabilities carried at fair value, the Group uses the following to categorise the inputs to the valuation method used based on the lowest level input that is significant to the fair value measurement as a whole:

IFRS 13 Fair value hierarchy	Level 1	Level 2	Level 3
Valuation inputs	Based on quoted prices (unadjusted) in active markets for identical financial assets and liabilities.	Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).	Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling.

F-5
7

23.3 Financial assets and liabilities
The financial assets and liabilities are presented by class in the table below at their carrying amounts.

	IFRS 13 Fair value hierarchy Level 1	IFRS 9 Classification	2022 US$M	2021 US$M
Current cross currency and interest rate swaps 2	2	Fair value through profit or loss	–	20
Current other derivative contracts 3	2,3	Fair value through profit or loss	326	207
Current other financial assets		Amortised cost	100	–
Current other investments 5	1,2	Fair value through profit or loss	203	3
Non-current cross currency and interest rate swaps 2	2	Fair value through profit or loss	136	1,123
Non-current other derivative contracts 3	2,3	Fair value through profit or loss	16	152
Non-current other financial assets 4	3	Fair value through profit or loss	273	–
Non-current investment in shares	1,3	Fair value through other comprehensive income	138	31
Non-current other investments 5	1,2	Fair value through profit or loss	239	304

Total other financial assets			1,431	1,840
Cash and cash equivalents		Amortised cost	17,236	15,246
Trade and other receivables 6		Amortised cost	1,674	2,363
Provisionally priced trade receivables	2	Fair value through profit or loss	3,478	3,547

Total financial assets			23,819	22,996

Non-financial assets			71,347	85,931

Total assets			95,166	108,927

Current cross currency and interest rate swaps 2	2	Fair value through profit or loss	358	–
Current other derivative contracts 3	2,3	Fair value through profit or loss	118	52
Current other financial liabilities 7		Amortised cost	103	78
Non-current cross currency and interest rate swaps 2	2	Fair value through profit or loss	1,466	586
Non-current other derivative contracts 3	2,3	Fair value through profit or loss	31	–
Non-current other financial liabilities 7		Amortised cost	500	560

Total other financial liabilities			2,576	1,276
Trade and other payables 8		Amortised cost	5,223	6,277
Provisionally priced trade payables	2	Fair value through profit or loss	1,385	574
Bank loans 9		Amortised cost	2,472	2,260
Notes and debentures 9		Amortised cost	11,363	14,769
Lease liabilities			2,576	3,896
Other 9		Amortised cost	17	58

Total financial liabilities			25,612	29,110

Non-financial liabilities			20,788	24,212

Total liabilities			46,400	53,322

1
All of the Group’s financial assets and financial liabilities recognised at fair value were valued using market observable inputs categorised as Level 2 unless specified otherwise in the following footnotes.

2
Cross currency and interest rate swaps are valued using market data including interest rate curves (which include the base LIBOR rate and swap rates) and foreign exchange rates. A discounted cash flow approach is used to derive the fair value of cross currency and interest rate swaps at the reporting date.

3
Includes other derivative contracts of US$

nil (2021: US$121 million) categorised as Level 3. Significant items in FY2021 were derivatives embedded in physical commodity purchase and sales contracts of gas in Trinidad and Tobago which were disposed as part of the merger of the Petroleum business during the period.

4	Includes receivables contingent on outcome of future events relating to mining , and regulatory approvals of US$233 million (2021: US$ nil).

5
Includes investments held by BHP Billiton Foundation which are restricted and not available for general use by the Group of US$252 million (2021: US$260 million) of which other investment (
mainly
US Treasury Notes) of US$119

million categorised as Level 1 (2021: US$72 million).

6	Excludes input taxes of US$427 million (2021: US$486 million) included in other receivables.

7	Includes the discounted settlement liability in relation to the cancellation of power contracts at the Group’s Escondida operations.

8	Excludes input taxes of US$79 million (2021: US$176 million) included in other payables.

9	All interest bearing liabilities, excluding lease liabilities, are unsecured.
The carrying amounts in the table above generally approximate to fair value. In the case of US$
3,018
million (2021: US$3,018 million) of fixed rate debt not swapped to floating rate, the fair value at 30 June 2022 was US$3,126 million (2021: US$4,052 million). The fair value is determined using a method that can be categorised as Level 2 and uses inputs based on benchmark interest rates, alternative market mechanisms or recent comparable transactions.

For financial instruments that are carried at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation at the end of each reporting period. There were no transfers between categories during the period.

Offsetting financial assets and liabilities
The Group enters into money market deposits and derivative transactions under International Swaps and Derivatives Association master netting agreements that do not meet the criteria in IAS 32 ‘Financial Instruments: Presentation’ for offsetting, but allow for the related amounts to be set-off
in certain circumstances. The amounts set out as cross currency and interest rate swaps in the table above represent the derivative financial assets and liabilities of the Group that may be subject to the above arrangements and are presented on a gross basis.
23.4    Derivatives and hedge accounting
The Group uses derivatives to hedge its exposure to certain market risks and may elect to apply hedge accounting.
Hedge accounting
Derivatives are included within financial assets or liabilities at fair value through profit or loss unless they are designated as effective hedging instruments. Financial instruments in this category are classified as current if they are due or expected to be settled within 12 months otherwise they are classified as non-current.
Where hedge accounting is applied, at the start of the transaction, the Group documents the type of hedge, the relationship between the hedging instrument and hedged items and its risk management objective and strategy for undertaking various hedge transactions. The documentation also demonstrates that the hedge is expected to be effective.
The Group applies the following types of hedge accounting to its derivatives hedging the interest rate and currency risks of its notes and debentures:

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

•	The hedged value of notes and debentures includes their carrying amounts adjusted for the offsetting derivative fair value movements due to foreign currency and interest rate risk remeasurement.

F-
59

		Fair value of derivatives
2022 US$M	Carrying amount of notes and debentures	Foreign exchange notional at spot rates	Interest rate risk	Recognised in cash flow hedging reserve	Recognised in cost of hedging reserve	Recognised in the income statement 1	Accrued cash flows	Total	Hedged value of notes and debentures 2
	A	B	C	D	E	F	G	B to G	A + B + C
USD	4,740	–	(16)	–	–	(7)	86	63	4,724
GBP	2,599	796	(115)	(35)	13	26	42	727	3,280
EUR	3,449	585	112	(16)	8	(4)	45	730	4,146
CAD	575	167	5	(8)	6	(3)	1	168	747

Total	11,363	1,548	(14)	(59)	27	12	174	1,688	12,897

		Fair value of derivatives
2021 US$M	Carrying amount of notes and debentures	Foreign exchange notional at spot rates	Interest rate risk	Recognised in cash flow hedging reserve	Recognised in cost of hedging reserve	Recognised in the income statement 1	Accrued cash flows	Total	Hedged value of notes and debentures 2
	A	B	C	D	E	F	G	B to G	A + B + C
USD	6,270	–	(318)	–	–	11	77	(230)	5,952
GBP	3,387	435	(544)	(81)	25	(34)	53	(146)	3,278
EUR	4,486	73	(418)	(33)	27	7	49	(295)	4,141
CAD	626	142	(21)	(28)	25	(2)	(2)	114	747

Total	14,769	650	(1,301)	(142)	77	(18)	177	(557)	14,118

1	Predominantly related to ineffectiveness.

2	Includes US$3,018 million (2021: US$3,018 million) of fixed rate debt not swapped to floating rate that is not in a hedging relationship.
The weighted average interest rate payable is USD LIBOR + 1.74 per cent (2021: USD LIBOR + 2.18 per cent). Refer to note 22 ‘Net finance costs’ for details of net finance costs for the year.

Interest Rate Benchmark Reform
IBOR reform impacts the Group’s cross currency and interest rate swaps, which reference
3-month
US LIBOR, and the associated hedge accounting. At 30 June 2022, the notional value of hedging instruments that reference
3-month
US LIBOR is
US$
15.6
billion (2021: US$
16.8
billion). The SOFR benchmark rate is being widely adopted by market participants as the replacement for US LIBOR in new contracts. However, a number of US LIBOR settings, including
3-month
US LIBOR, will continue to be published until 30 June 2023. Accordingly, absent of any agreement with counterparties to transition to an alternative risk-free rate before this date, the Group’s existing cross currency and interest rate swaps with maturity dates beyond 30 June 2023 will only transition to ARR once US LIBOR publication ceases. As at 30 June 2022, the Group has not transitioned any of its existing cross currency and interest rate swaps to alternative risk-free rates, however it is expecting to commence active transition of the existing cross currency and interest rate swaps portfolio to alternative benchmark rates during FY2023.
The following table shows the notional value of the Group’s hedging instruments that are expected to expire before 30 June 2023.

Hedging instrument	Notional currency	Notional value US$M	Notional value to mature before LIBOR expires FY2023 US$M
Interest rate swaps	USD	10,719	748

Cross-currency interest rate swaps	EUR	3,187	404
	GBP	1,673	923

	Total	15,579	2,075

In addition, the Group has other arrangements which reference
3-month
US LIBOR benchmarks and extend beyond 2022. These include USD bank loans of
US$1.6 billion (2021: US$
2.3
billion). Refer to note 20 ‘Net debt’.
The Group has previously adopted amendments to IFRS 9 and IFRS 7 in relation to IBOR Reform. These amendments provide reliefs from applying specific hedge accounting requirements to hedging arrangements directly impacted by these reforms. In particular, where changes to the Group’s instruments arise solely as a result of IBOR reform and do not change the economic substance of the Group’s arrangements, the Group is able to maintain its existing hedge relationships and accounting. The Group has continued to apply these reliefs, resulting in no impact on the Group’s hedge accounting. Upon transition to alternative risk-free rates, the Group will seek to apply further reliefs in IFRS 9 and continue to apply hedge accounting to its hedging arrangements.

Movements in reserves relating to hedge accounting
The following table shows a reconciliation of the components of equity and an analysis of the movements in reserves for all hedges. For a description of these reserves, refer to note
17
‘Other equity’.

2022 US$M	Cash flow hedging reserve			Cost of hedging reserve			Total
	Gross	Tax	Net	Gross	Tax	Net
At the beginning of the financial year	142	(42)	100	(77)	23	(54)	46
Add: Change in fair value of hedging instrument recognised in OCI	(914)	274	(640)	–	–	–	(640)
Less: Reclassified from reserves to interest expense – recognised through OCI	831	(250)	581	50	(15)	35	616

At the end of the financial year	59	(18)	41	(27)	8	(19)	22

2021 US$M	Cash flow hedging reserve			Cost of hedging reserve			Total
	Gross	Tax	Net	Gross	Tax	Net
At the beginning of the financial year	71	(21)	50	(32)	9	(23)	27
Add: Change in fair value of hedging instrument recognised in OCI	863	(259)	604	–	–	–	604
Less: Reclassified from reserves to interest expense – recognised through OCI	(792)	238	(554)	(45)	14	(31)	(585)

At the end of the financial year	142	(42)	100	(77)	23	(54)	46

Changes in interest bearing liabilities and related derivatives resulting from financing activities
The movement in the year in the Group’s interest bearing liabilities and related derivatives are as follows:

	Interest bearing liabilities					Derivatives (assets)/ liabilities
2022 US$M	Bank loans	Notes and debentures	Lease liabilities	Bank overdraft and short-term borrowings	Other	Cross currency a n d interest rate swaps	Total
At the beginning of the financial year	2,260	14,769	3,896	–	58	(557)
Proceeds from interest bearing liabilities	1,150	–	–	–	14	–	1,164
Settlements of debt related instruments	–	–	–	–	–	–	–
Repayment of interest bearing liabilities 1	(941)	(1,232)	(1,163)	–	(55)	–	(3,391)

Change from Net financing cash flows	209	(1,232)	(1,163)	–	(41)	–	(2,227)

Other movements:
Divestment and demerger of subsidiaries and operations	–	–	(492)	–	–	–
Interest rate impacts	–	(1,286)	–	–	–	1,277
Foreign exchange impacts	3	(894)	(126)	–	(2)	898
Lease additions	–	–	866	–	–	–
Remeasurement of index-linked freight contracts	–	–	(369)	–	–	–
Other interest bearing liabilities/derivative related changes	–	6	(36)	–	2	70

At the end of the financial year	2,472	11,363	2,576	–	17	1,688

	Interest bearing liabilities					Derivatives (assets)/ liabilities
2021 US$M	Bank loans	Notes and debentures	Lease liabilities	Bank overdraft and short-term borrowings	Other	Cross currency and interest rate swaps	Total
At the beginning of the financial year	2,492	21,045	3,443	–	68	(433)
Proceeds from interest bearing liabilities	504	–	–	–	64	–	568
Settlements of debt related instruments	–	–	–	–	–	167	167
Repayment of interest bearing liabilities 1	(737)	(6,888)	(770)	–	–	–	(8,395)

Change from Net financing cash flows	(233)	(6,888)	(770)	–	64	167	(7,660)

Other movements:
Loss on bond repurchase	–	579	–	–	–	(184)
Interest rate impacts	–	(764)	–	–	–	704
Foreign exchange impacts	(1)	798	115	–	(14)	(796)
Lease additions	–	–	1,223	–	–	–
Remeasurement of index-linked freight contracts	–	–	(59)	–	–	–
Other interest bearing liabilities/derivative related changes	2	(1)	(56)	–	(60)	(15)

At the end of the financial year	2,260	14,769	3,896	–	58	(557)

1	Includes US$33 million (2021: US$38 million) of Discontinued operations cash flows.

F-
6
1

Employee matters
24    Key management personnel
Key management personnel compensation
comprises:

	2022	2021	2020
	US$	US$	US$
Short-term employee benefits	13,979,139	14,081,625	12,564,637
Post-employment benefits	634,363	744,951	1,172,727
Share-based payments	11,165,439	11,601,866	13,514,588

Total	25,778,941	26,428,442	27,251,952

Key Management Personnel (KMP) includes the roles which have the authority and responsibility for planning, directing and controlling the activities of BHP. These are
Non-executive
Directors, the CEO, the Chief Financial Officer, the President Minerals Australia, the President Minerals Americas and the Senior Executive Officer (i.e. President Petroleum until 31 May 2022).
Transactions and outstanding loans/amounts with key management personnel
There were no purchases by key management personnel from the Group during FY2022 (2021: US$ nil; 2020: US$ nil).
There were no amounts payable by key management personnel at 30 June 2022 (2021: US$ nil; 2020: US$ nil).
There were no loans receivable from or payable to key management personnel at 30 June 2022 (2021: US$ nil; 2020: US$ nil).
Transactions with personally related entities
A number of Directors of the Group hold or have held positions in other companies (personally related entities) where it is considered they control or significantly influence the financial or operating policies of those entities. There were no reportable transactions with those entities and no amounts were owed by the Group to personally related entities at 30 June 2022 (2021: US$ nil; 2020: US$ nil).
For more information on remuneration and transactions with key management personnel, refer to the Remuneration Report under Governance.
25    Employee share ownership plans
Awards, in the form of the right to receive ordinary shares in BHP Group Limited have been granted under the following employee share ownership plans: Cash and Deferred Plan (CDP), Short-Term Incentive Plan (STIP), Long-Term Incentive Plan (LTIP), Management Award Plan (MAP), Transitional and Commencement KMP awards and the all-employee
share plan, Shareplus. Following unification of our dual listed company structure in January 2022, employees holding unvested BHP Group Plc awards received one BHP Group Limited award per BHP Group Plc award held at the time of unification. Vesting of awards will stay on the original timeframes. Employees holding BHP Group Plc acquired shares under Shareplus received one BHP Group Limited share for each BHP Group Plc share owned.
Some awards are eligible to receive a cash payment, or the equivalent value in shares, equal to the dividend amount that would have been earned on the underlying shares awarded to those participants (the Dividend Equivalent Payment, or DEP). The DEP is provided to the participants once the underlying shares are allocated or transferred to them. Awards under the plans do not confer any rights to participate in a share issue; however, there is discretion under each of the plans to adjust the awards in response to a variation in the share capital of BHP Group Limited.
On completion of the merger between BHP Petroleum and Woodside on 1 June 2022, adjustments were made to unvested awards held under the above mentioned employee share ownership plans to ensure participants continue to be appropriately treated. The number of ‘Uplift’ awards granted of 1,574,034 shares was calculated based on the number of unvested awards held prior to the merger multiplied by 1.1205 being the USD value of the in specie dividend divided by the closing BHP Group Limited share price on 31 May 2022 (converted into USD on the same date) plus one.

F-6
2

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

Under the CDP, two thirds of the value of a participant’s short-term incentive amount is awarded as rights to receive BHP Group Limited shares at the end of the vesting period (and the remaining one third is delivered in cash). Two awards of deferred shares are granted, each of the equivalent value to the cash award, vesting in two and five years respectively.

Under STIP, half of the value of a participant’s short-term incentive amount is awarded as rights to receive BHP Group Limited shares at the end of the two-year
vesting period.

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

BHP’s Total Shareholder
Return
1
(TSR) performance relative to the Peer Group TSR over a five-year performance period determines the vesting of 67 per cent of the awards, while performance relative to the Index TSR (being the index value where the comparator group is a market index) determines the vesting of 33 per cent of the awards.
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

F-6
3

Plan	CDP and STIP	LTIP and MAP	Transitional and Commencement KMP awards	Shareplus

Vesting period	CDP – 2 and 5 years STIP – 2 years	LTIP – 5 years MAP – 1 to 5 years	2 years	3 years

Dividend Equivalent Payment	CDP – Yes STIP – Yes	LTIP – Yes MAP – Varies	Yes	No

Exercise period	None	None	None	None

1
For LTIP awards granted prior to unification and where the five-year performance period ends after unification, the TSR at the start of the performance period is based on the weighted average of the TSRs of BHP Group Limited and BHP Group Plc and the TSR at the end of the performance period is based on the TSR of BHP Group Limited.

Employee share awards

2022	Number of awards at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of BHP Group Plc awards transferred to BHP Group Limited on unification 1	Number of awards at the end of the financial year	Weighted average remaining contractual life (years)	Weighted average share price at exercise date
BHP Group Limited
CDP awards	216,340	491,654	–	–	–	707,994	2.2	n/a
STIP awards	200,785	9,014	125,989	–	–	83,810	0.2	A$47.70
LTIP awards	3,543,220	714,781	1,114,524	–	–	3,143,477	1.8	A$47.70
MAP awards 2	9,953,517	3,915,785	4,615,318	2,321,453	161,642	7,094,173	1.2	A$46.62
Transitional and Commencement KMP awards	77,000	9,279	–	–	–	86,279	0.2	n/a
Shareplus	4,539,194	3,091,639	2,465,378	531,479	280,494	4,914,470	1.3	A$50.54

BHP Group Plc
MAP awards	176,049	72,412	70,657	16,162	161,642	–	n/a	£22.18
Shareplus	232,767	63,209	2,174	13,308	280,494	–	n/a	£22.11

1
On unification of the Group’s corporate structure on 31 January 2022 (refer note 16 ‘Share capital’ for details) 161,642 of unvested awards over BHP Group Plc shares lapsed and were replaced by equivalent awards over BHP Group Limited on the terms of the MAP awards.

Under the rules of the Shareplus, on unification, holders of acquired BHP Group Plc shares, exchanged them for BHP Group Limited shares on the same terms of other BHP Group Plc shareholders. As participants were not eligible for matching shares in BHP Group Plc, BHP Group Limited made an equivalent offer of rights to match 280,494 unvested awards, which will vest based on their original timeline and will be satisfied with the delivery of BHP Group Limited shares.
Given the unification had no impact on the vesting timelines or the terms and conditions of the MAP awards and Shareplus, the changes did not represent a modification that changed the fair value of the awards.

2	There were 2,761 number of awards vested and exercisable at the end of the financial year.

F-6
4

Fair value and assumptions in the calculation of fair value for awards issued

2022	Weighted average fair value of awards granted during the year US$	Risk-free interest rate	Estimated life of awards	Share price at grant date	Estimated volatility of share price	Dividend yield
BHP Group Limited
CDP awards	27.46	n/a	2 and 5 years	A$38.05	n/a	n/a
LTIP awards	13.66	1.36%	5 years	A$38.05	30.0%	n/a
MAP awards 1	22.10	n/a	1-5 years	A$51.33/A$36.39/ A$46.55/ A$50.58 / A$42.52	n/a	5.0% up to 30 June 2022 and 7.5% per annum thereafter
Shareplus	22.80	0.12%	3 years	A$45.66	n/a	5.51%

BHP Group Plc
MAP awards	20.85	n/a	3 years	£18.62	n/a	5.0% up to 30 June 2022 and 7.5% per annum thereafter
Shareplus	14.53	0.15%	3 years	£20.68	n/a	6.60%

1	Includes MAP awards granted on 17 August 2021, 29 September 2021, 1 March 2022, 30 March 2022 and 17 June 2022.
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
In respect of employee share awards, the Group utilises the BHP Billiton Limited Employee Equity Trust. The trustee of this trust is an independent company, resident in Jersey. The trust uses funds provided by the Group to acquire ordinary shares to enable awards to be made or satisfied. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value.

F-6
5

26    Employee benefits, restructuring and post-retirement employee benefits provisions

	2022	2021
	US$M	US$M
Employee benefits 1	1,351	1,624
Restructuring 2	27	54
Post-retirement employee benefits 3	281	534

Total provisions	1,659	2,212

Comprising:
Current	1,319	1,606
Non-current	340	606

2022	Employee benefits	Restructuring	Post- retirement employee benefits 3	Total
	US$M	US$M	US$M	US$M
At the beginning of the financial year	1,624	54	534	2,212
Charge/(credit) for the year:
Underlying	1,424	24	78	1,526
Discounting	–	–	30	30
Net interest expense	–	–	(9)	(9)
Exchange variations	(131)	(1)	(51)	(183)
Released during the year	(58)	(2)	(2)	(62)
Remeasurement gains taken to retained earnings	–	–	(24)	(24)
Utilisation	(1,381)	(43)	(58)	(1,482)
Divestment and demerger of subsidiaries and operations	(128)	(6)	(217)	(351)
Transfers and other movements	1	1	–	2

At the end of the financial year	1,351	27	281	1,659

1	The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits.

2	Total restructuring provisions include provisions for terminations and office closures.

3
The net liability recognised in the Consolidated Balance Sheet includes US$165 million present value of funded defined benefits pension obligation (2021: US$377 million) offset by fair value of defined benefit scheme assets US$(169) million (2021: US$(398) million), US$85 million present value of unfunded defined pension and post-retirement medical benefits obligation (2021: US$321 million) and US$200 million unfunded post-employment benefits obligation in Chile (2021: US$234 million).

Recognition and measurement
Provisions are recognised by the Group when:

•	there is a present legal or constructive obligation as a result of past events

•	it is more likely than not that a permanent outflow of resources will be required to settle the obligation

•	the amount can be reliably estimated and measured at the present value of management’s best estimate of the cash outflow required to settle the obligation at the reporting date

Provision	Description
Employee benefits
Liabilities for benefits accruing to employees up until the reporting date in respect of wages and salaries, annual leave and any accumulating sick leave are recognised in the period the related service is rendered.

Liabilities recognised in respect of short-term employee benefits expected to be settled within 12 months are measured at the amounts expected to be paid when the liabilities are settled.

Liabilities for other long-term employee benefits, including long service leave are measured as the present value of estimated future payments for the services provided by employees up to the reporting date.

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

Liabilities for short and long-term employee benefits (other than unpaid wages and salaries) are disclosed within employee benefits. Liabilities for unpaid wages and salaries are recognised in other creditors.

F-6
6

Provision	Description
Restructuring
Restructuring provisions are recognised when:

•   the Group has developed a detailed formal plan identifying the business or part of the business concerned, the location and approximate number of employees affected, a detailed estimate of the associated costs, and an appropriate timeline

•   the restructuring has either commenced or been publicly announced and can no longer be withdrawn

Payments that are not expected to be settled within 12 months of the reporting date are measured at the present value of the estimated future cash payments expected to be made by the Group.

Post-retirement employee benefits
Defined contribution pension schemes and multi-employer pension schemes

For defined contribution schemes or schemes operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the Group’s employees, the pension charge is calculated on the basis of contributions payable. The Group contributed US$324 million during the financial year (2021: US$301 million; 2020: US$243 million) to defined contribution plans and multi-employer defined contribution plans. These contributions are expensed as incurred.

Defined benefit pension and post-retirement medical schemes

The Group operates or participates in a number of defined benefit pension schemes throughout the world, all of which are closed to new entrants. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the Group and are administered by trustees or management boards. The Group also operates a number of unfunded post-retirement medical schemes in the United States, Canada and Europe.

For defined benefit schemes, an asset or liability is recognised in the balance sheet based at the present value of defined benefit obligations less, where funded, the fair value of plan assets, except that any such asset cannot exceed the present value of expected refunds from and reductions in future contributions to the plan. Full actuarial valuations are prepared by local actuaries for all schemes, using discount rates based on market yields at the reporting date on high-quality corporate bonds or by reference to national government bonds if high-quality corporate bonds are not available.

Where funded, scheme assets are invested in a diversified range of asset classes, predominantly comprising bonds and equities.

F-6
7

Group and related party information
27    Discontinued operations
On 22 November 2021, the Group and Woodside signed a binding SSA for the merger of the Group’s oil and gas portfolio with Woodside. Woodside has subsequently acquired the entire share capital of BHP Petroleum International Pty Ltd (‘BHP Petroleum’) in exchange for new Woodside ordinary shares.
While the merger had an economic effective date of 1 July 2021, the Group continued to control the Petroleum assets and carry on business in the normal course for 11 months until 1 June 2022 (Completion Date). As such, the Group recognises its share of revenue, expenses, net finance costs and associated income tax expense related to the Discontinued operation until the Completion Date.
As consideration for the sale of BHP Petroleum, the Group received
 914,768,948 newly
issued Woodside ordinary shares at Completion Date. On the Completion Date, the Group paid a fully franked in specie dividend in the form of Woodside shares to eligible BHP shareholders. Eligible BHP shareholders received one Woodside share for every
 5.5340 BHP
shares they held on the Group’s register at the record date of 26 May 2022.
As part of completion and in order to reflect the economic effective date, the Group made a net cash payment of US$0.7 billion to Woodside in addition to US$0.4 billion in cash that was left in the BHP Petroleum bank accounts to fund ongoing operations. The total cash transfer of US$1.1 billion reflects the net cash flows generated by BHP Petroleum between 1 July 2021 and Completion Date adjusted for dividends Woodside would have paid on the newly issued Woodside ordinary shares, had the
m
erger completed on 1 July 2021. The net cash completion payment to Woodside is subject to a customary post-completion review, which may result in an adjustment to the amount paid.
BHP Mitsui Coal Pty Ltd (BMC), while being divested on 3 May 2022, is not considered to meet the criteria for classification as a Discontinued operation given its relative size to the Group and the Coal segment. For further information, refer to note 3 ‘Exceptional items’.
The contribution of Discontinued operations to the Group’s profit and cash flows is detailed below:
Income statement – Discontinued operations

	2022	2021	2020
	US$M	US$M	US$M
Revenue	6,404	3,896	4,007
Other income	170	130	57
Expenses excluding net finance costs	(2,207)	(3,629)	(3,322)
Loss from equity accounted investments, related impairments and expenses	(4)	(6)	(4)

Profit from operations	4,363	391	738

Financial expenses	(165)	(88)	(70)
Financial income	6	6	17

Net finance costs	(159)	(82)	(53)

Profit before taxation	4,204	309	685

Income tax expense	(1,471)	(545)	(492)
Royalty-related taxation (net of income tax benefit)	(237)	11	(85)

Total taxation expense	(1,708)	(534)	(577)

Profit/(loss) after taxation from operating activities	2,496	(225)	108

Net gain on Petroleum merger with Woodside (after tax)	8,159	–	–

Profit/(loss) after taxation	10,655	(225)	108

Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	10,655	(225)	108

Basic earnings/(loss) per ordinary share (cents)	210.5	(4.5)	2.1
Diluted earnings/(loss) per ordinary share (cents)	210.1	(4.5)	2.1

The total comprehensive income attributable to BHP shareholders from
Discontinued
operations was a gain of US$10,596 million (30 June 2021: loss of US$231 million; 30 June 2020: gain of US$118 million).
The conversion of options and share rights would decrease the loss per share for the year ended 30 June 2021, therefore its impact has been excluded from the diluted earnings per share calculation.
Cash flows from Discontinued operations

	2022	2021	2020
	US$M	US$M	US$M
Net operating cash flows	2,889	1,351	1,021
Net investing cash flows 1	(904)	(1,520)	(1,033)
Net financing cash flows 2	(33)	(38)	(39)

Net increase/(decrease) in cash and cash equivalents from Discontinued operations	1,952	(207)	(51)

Net cash completion payment on merger of Petroleum with Woodside	(683)	–	–
Cash and cash equivalents disposed	(399)	–	–

Total cash impact	870	(207)	(51)

1
Includes purchases of property, plant and equipment and capitalised exploration of US$1,144 million related to drilling and development expenditure (30 June 2021: US$1,020 million; 30 June 2020: US$1,079 million), proceeds from sale of
 subsidiaries, operations and joint operations, net of cash of US$91 million
(30 June 2021:
investment of
US$480 million; 30 June 2020: US$ nil), proceeds from sale of assets of US$151 million (30 June 2021: US$39 million; 30 June 2020: US$78 million) and other investing outflows of US$2 million (30 June 2021:
outflow of
US$59 million; 30 June 2020:
outflow of
US$32 million).

2	Represents net repayment of interest bearing liabilities of US$33 million (30 June 2021: US$38 million; 30 June 2020: US$39 million).

F-
68

Exceptional items – Discontinued operations
Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Financial Statements.
Items related to Discontinued operations included within the Group’s profits for the year ended 30 June 2022 are detailed below.

Year ended 30 June 2022	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Net gain on Petroleum merger with Woodside 1	8,167	(8)	8,159

Total	8,167	(8)	8,159

Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	8,167	(8)	8,159

1
The tax expense associated with the exceptional item reflects the tax impact of transaction costs and other restructuring related activities undertaken pre-merger. There are no further tax impacts arising on the net gain on merger of our Petroleum business with Woodside as generated tax losses were either offset with capital gains in other entities in the Group, or not recognised on the basis that it is not probable that future capital gains will be available against which the Group can utilise the tax losses.

Net gain on disposal of Discontinued operations

Details of the net gain on Petroleum merger with Woodside is presented below:

2022
US$M
Assets
Cash and cash equivalents	399
Trade and other receivables	1,560
Other financial assets	91
Inventories	295
Property, plant and equipment	12,055
Intangible assets	66
Investments accounted for using the equity method	240
Deferred tax assets	1,470
Other	18

Total assets	16,194

Liabilities
Trade and other payables	913
Interest bearing liabilities	243
Tax payables	300
Provisions	4,518
Deferred income	48

Total liabilities	6,022

Net assets	10,172

Fair value of Woodside shares 1	19,566
Net cash completion payment on merger of Petroleum with Woodside 2	(683)
Foreign currency translation reserve transferred to the income statement	54
Other provisions and related indemnities recognised at completion	(353)
Transaction and other directly attributable costs	(245)
Income tax expense	(8)

Net gain on Petroleum merger with Woodside	8,159

1
Represents the consideration received being the fair value of 914,768,948 Woodside ordinary shares received using the closing ASX share price of A$29.76 on 31 May 2022 (US$21.39 equivalent based on an exchange rate of AUD/USD 0.7187).

2
Reflects the net cash flows generated by BHP Petroleum between 1 July 2021 and Completion Date adjusted for dividends Woodside would have paid on the newly issued Woodside ordinary shares, had the
m
erger completed on 1 July 2021.

F-
69

The Exceptional items related to Discontinued operations included within the Group’s profit for the years ended 30 June 2021 and 30 June 2020 are outlined below:

Year ended 30 June 2021	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Impairment of Potash assets 1	–	(278)	(278)
COVID-19 related costs	(47)	8	(39)

Total	(47)	(270)	(317)

Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(47)	(270)	(317)

1
The exceptional item reflects the impairment of tax losses originally expected to be recoverable against taxable profits from the Group’s Potash assets. The impairment is included in Discontinued operations as the entity with the losses transferred to Woodside and therefore the losses are no longer available to the Group.

Year ended 30 June 2020	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
COVID-19 related costs	(6)	2	(4)

Total	(6)	2	(4)

Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(6)	2	(4)

28    Subsidiaries
Significant subsidiaries of the Group are those with the most significant contribution to the Group’s net profit or net assets. The Group’s interest in the subsidiaries’ results are listed in the table below. For a list of the Group’s subsidiaries, refer to Exhibit 8.1 - List of Subsidiaries.

	Country of incorporation	Principal activity	Group’s interest
Significant subsidiaries			2022%	2021%
Coal
BHP Mitsui Coal Pty Ltd 1	Australia	Coal mining	–	80
Hunter Valley Energy Coal Pty Ltd	Australia	Coal mining	100	100
Copper
BHP Olympic Dam Corporation Pty Ltd	Australia	Copper and uranium mining	100	100
Compañia Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Minera Escondida Ltda 2	Chile	Copper mining	57.5	57.5
Minera Spence SA	Chile	Copper mining	100	100
Iron Ore
BHP Iron Ore (Jimblebar) Pty Ltd 3	Australia	Iron ore mining	85	85
BHP Iron Ore Pty Ltd	Australia	Service company	100	100
BHP (Towage Service) Pty Ltd	Australia	Towing services	100	100
Marketing
BHP Billiton Freight Singapore Pte Limited	Singapore	Freight services	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Asia Pte Ltd	Singapore	Marketing support and other services	100	100
Group and Unallocated
BHP Billiton Finance B.V.	The Netherlands	Finance	100	100
BHP Billiton Finance Limited	Australia	Finance	100	100
BHP Billiton Finance (USA) Limited	Australia	Finance	100	100
BHP Canada Inc.	Canada	Potash development	100	100
BHP Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Nickel West Pty Ltd	Australia	Nickel mining, smelting, refining and administrative services	100	100
WMC Finance (USA) Limited	Australia	Finance	100	100

1	The divestment of BHP’s 80 per cent interest in BHP Mitsui Coal Pty Ltd (BMC) to Stanmore Resources Limited was completed on 3 May 2022. Refer to note 3 ‘Exceptional items’ for further information.

2
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

3
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

F-7
0

29    Investments accounted for using the equity method
Significant interests in equity accounted investments of the Group are those with the most significant contribution to the Group’s net profit or net assets. The Group’s ownership interest in equity accounted investments results are listed in the table below. For a list of the Group’s associates and joint ventures, refer to Exhibit 8.1 - List of Subsidiaries.

Significant associates and joint ventures	Country of incorporation/ principal place of business	Associate or joint venture	Principal activity	Reporting date	Ownership interest
					2022%	2021%
Cerrejón 1	Anguilla/Colombia/Ireland	Associate	Coal mining in Colombia	31 December	–	33.33
Compañía Minera Antamina S.A. (Antamina)	Peru	Associate	Copper and zinc mining	31 December	33.75	33.75
Samarco Mineração S.A. (Samarco)	Brazil	Joint venture	Iron ore mining	31 December	50.00	50.00

1
At 30 June 2021, the Group’s investment in Cerrejón was classified as ‘Assets held for sale’ and payables owed to Cerrejón was classified as ‘Liabilities directly associated with the assets held for sale’. During FY2022 the Group received dividends of US$238 million from Cerrejón and on 11 January 2022, BHP completed the sale of its 33.33 per cent interest in Cerrejón to Glencore. In accordance with the sale agreement, the final sale proceeds was adjusted for the dividends received to a final number of US$50 million.

Voting in relation to relevant activities in Antamina, determined to be the approval of the operating and capital budgets, does not require unanimous consent of all participants to the arrangement, therefore joint control does not exist. Instead, because the Group has the power to participate in the financial and operating policies of the investee, this investment is accounted for as an associate.
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
The movement for the year in the Group’s investments accounted for using the equity method is as follows:

Year ended 30 June 2022 US$M	Investment in associates	Investment in joint ventures	Total equity accounted investments
At the beginning of the financial year	1,742	–	1,742
Loss from equity accounted investments, related impairments and expenses 1,2	653	(676)	(23)
Investment in equity accounted investments	52	–	52
Dividends received from equity accounted investments 3	(787)	–	(787)
Divestment and demerger of equity accounted investments	(240)	–	(240)
Other	–	676	676

At the end of the financial year	1,420	–	1,420

1
US$(676) million represents US$(663) million movement in the Samarco dam failure provision including US$(747) million change in estimate and US$84 million exchange translation, US$68 million movement in provisions related to the Samarco Germano dam decommissioning provision including US$56 million change in estimate and US$12 million exchange translation and US$(81)
million fair value change on forward exchange derivatives. Refer to note 4 ‘Significant events – Samarco dam failure’ for further information.

2	Includes share of operating losses of equity accounted investments from Discontinued operations of US$4 million (2021: US$6 million; 2020: US$4 million). Refer to note 27 ‘Discontinued operations’.

3	Includes dividends received from equity accounted investments from Discontinued operations of US$10 million (2021: US$10 million; 2020: US$12 million).

F-7
1

T
he following table summarises the financial information relating to each of the Group’s significant equity accounted investments. BHP Brasil’s 50 per cent portion of Samarco’s commitments, for which BHP Brasil has no funding obligation, is US$350 million (2021: US$350 million).

	Associates		Joint ventures
2022 US$M	Antamina	Individually immaterial 1	Samarco 2		Individually immaterial	Total
Current assets	1,275		499	3
Non-current assets	5,293		5,717
Current liabilities	(847)		(10,830	) 4
Non-current liabilities	(1,851)		(7,873)

Net assets/(liabilities) – 100%	3,870		(12,487)

Net assets/(liabilities) – Group share	1,306		(6,244)
Adjustments to net assets related to accounting policy adjustments	–		268	5
Investment in Samarco	–		516	6
Impairment of the carrying value of the investment in Samarco	–		(1,041	) 7
Additional share of Samarco losses	–		5,326	8
Unrecognised losses	–		1,175	9

Carrying amount of investments accounted for using the equity method	1,306	114	–		–	1,420

Revenue – 100%	5,264		1,670
Profit/(loss) from Continuing operations – 100%	2,133		(528	) 10

Share of profit/(loss) of equity accounted investments	720		(276	) 11
Impairment of the carrying value of the investment in Samarco	–		–
Additional share of Samarco losses	–		290
Fair value change on forward exchange derivatives	–		(81)
Unrecognised losses	–		(609	) 9

Profit/(loss) from equity accounted investments, related impairments and expenses	720	(63)	(676)		–	(19)

Comprehensive income – 100%	2,133		(528)

Share of comprehensive income/(loss) – Group share in equity accounted investments	720	(63)	(676)		–	(19)

Dividends received from equity accounted investments	776	11	–		–	787

	Associates			Joint ventures
2021 US$M Restated	Antamina	Cerrejón	Individually immaterial 1	Samarco 2		Individually immaterial	Total
Current assets	1,499	–		509	3
Non-current assets	4,885	–		4,380
Current liabilities	(1,285)	–		(9,222	) 4
Non-current liabilities	(1,062)	–		(7,627)

Net assets/(liabilities) – 100%	4,037	–		(11,960)

Net assets/(liabilities) – Group share	1,362	–		(5,980)
Adjustments to net assets related to accounting policy adjustments	–	–		280	5
Investment in Samarco	–	–		516	6
Impairment of the carrying value of the investment in Samarco	–	–		(1,041	) 7
Additional share of Samarco losses	–	–		4,442	8
Unrecognised losses	–	–		1,783	9

Carrying amount of investments accounted for using the equity method	1,362	–	380	–		–	1,742

Revenue – 100%	4,822	844		814
Profit/(loss) from Continuing operations – 100%	1,847	(43)		(2,202	) 10

Share of profit/(loss) of equity accounted investments	623	(14)		(1,076	) 11
Impairment of the carrying value of the investment in Cerrejón	–	(466)		–
Impairment of the carrying value of the investment in Samarco	–	–		(111	) 7
Additional share of Samarco losses	–	–		85
Fair value change on forward exchange derivatives	–	–		136
Unrecognised losses	–	–		(24	) 9

Profit/(loss) from equity accounted investments, related impairments and expenses	623	(480)	(68)	(990)		–	(915)

Comprehensive income/(loss) – 100%	1,847	(43)		(2,202)

Share of comprehensive income/(loss) – Group share in equity accounted investments	623	(480)	(68)	(990)		–	(915)

Dividends received from equity accounted investments	714	13	10	–		–	737

F-7
2

	Associates			Joint ventures
2020 US$M Restated	Antamina	Cerrejón	Individually immaterial	Samarco 2		Individually immaterial	Total
Revenue – 100%	2,464	1,091		26
Profit/(loss) from Continuing operations – 100%	629	(182)		(3,617	) 10

Share of profit/(loss) of equity accounted investments	212	(68)		(1,918	) 11
Impairment of the carrying value of the investment in Samarco	–	–		(95	) 7
Additional share of Samarco losses	–	–		93
Unrecognised losses	–	–		1,412	9

Profit/(loss) from equity accounted investments, related impairments and expenses	212	(68)	(144)	(508)		–	(508)

Comprehensive income/(loss) – 100%	629	(182)		(3,617)

Share of comprehensive income/(loss) – Group share in equity accounted investments	212	(68)	(144)	(508)		–	(508)

Dividends received from equity accounted investments	105	9	12	–		–	126

1
The unrecognised share of gain for the period was US$
16 million (2021: unrecognised share of loss for the period was US$40 million), which decreased the cumulative losses to US$
217 million (2021: increase to US$233 million).

2	Refer to note 4 ‘Significant events – Samarco dam failure’ for further information regarding the financial impact of the Samarco dam failure in November 2015 on BHP Brasil’s share of Samarco’s losses.

3	Includes cash and cash equivalents of US$106 million (2021: US$134 million).

4	Includes current financial liabilities (excluding trade and other payables and provisions) of US$6,837 million (2021: US$6,567 million).

5	Relates mainly to dividends declared by Samarco that remain unpaid at balance date and which, in accordance with the Group’s accounting policy, are recognised when received not receivable.

6
Working capital funding provided to Samarco during the period is capitalised as part of the Group’s investments in joint ventures and disclosed as an impairment included within the Samarco impairment expense line item.

7
In the year ended 30 June 2016 BHP Brasil adjusted its investment in Samarco to US$

nil (resulting from US$(655) million share of loss from Samarco and US$(525) million impairment). Additional cumulative impairment losses relating to working capital funding of US$(516) million have also been recognised.

8
BHP Brasil has recognised accumulated additional share of Samarco losses of US$(5,326) million resulting from US$(4,539) million provisions relating to the Samarco dam failure, including US$(787) million recognised as net finance costs.

9	Share of Samarco’s losses for which BHP Brasil does not have an obligation to fund.

10
Includes depreciation and amortisation of US$205 million (2021: US$154 million; 2020: US$84 million), interest income of US$19 million (2021: US$1 million; 2020: US$16 million), interest expense of US$628 million (2021: US$492 million;
2020
: US$588 million) and income tax (expense)/benefit of
US$
(7) million (2021: US$(303) million; 2020: US$(256) million).

11	Includes accounting policy adjustments mainly related to the removal of foreign exchange gains on excluded dividends payable.

F-7
3

30    Interests in joint operations
Significant joint operations of the Group are those with the most significant contributions to the Group’s net profit or net assets. The Group’s interest in the joint operations results are listed in the table below. For a list of the Group’s investments in joint operations, refer to Exhibit 8.1 - List of Subsidiaries.

			Group’s interest
Significant joint operations	Country of operation	Principal activity	2022%	2021%
Mt Goldsworthy 1	Australia	Iron ore mining	85	85
Mt Newman 1	Australia	Iron ore mining	85	85
Yandi 1	Australia	Iron ore mining	85	85
Central Queensland Coal Associates	Australia	Coal mining	50	50
Atlantis 2	US	Hydrocarbons production	–	44
Bass Strait 2	Australia	Hydrocarbons production	–	50
Macedon 2	Australia	Hydrocarbons production	–	71.43
Mad Dog 2	US	Hydrocarbons production	–	23.9
North West Shelf 2	Australia	Hydrocarbons production	–	12.5–16.67
Pyrenees 2	Australia	Hydrocarbons production	–	40–71.43
ROD Integrated Development 2	Algeria	Hydrocarbons production	–	28.85
Shenzi 2	US	Hydrocarbons production	–	72
Trinidad/Tobago 2	Trinidad and Tobago	Hydrocarbons production	–	45–68.46

1
These contractual arrangements are controlled by the Group and do not meet the definition of joint operations. However, as they are formed by contractual arrangement and are not entities, the Group recognises its share of assets, liabilities, revenue and expenses arising from these arrangements.

2	These joint operations formed part of the Group’s oil and gas portfolio that merged with Woodside on 1 June 2022. Refer to note 27 ‘Discontinued operations’ for details.
Assets held in joint operations subject to significant restrictions are as follows:

	Group’s share
	2022	2021
	US$M	US$M
Current assets	1,928	2,260
Non-current assets	26,256	38,725

Total assets 1	28,184	40,985

1
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

F-7
4

31    Related party transactions
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

•
There were no other related party transactions in the year ended 30 June 2022 (2021: US$ nil), other than those with post-employment benefit plans for the benefit of Group employees. These are shown in note 26 ‘Employee benefits, restructuring and post-retirement employee benefits provisions’.

•	Related party transactions with Samarco are described in note 4 ‘Significant events – Samarco dam failure’.
Further disclosures related to related party transactions are as follows:
Transactions with related parties

	Joint ventures		Associates
	2022	2021	2022	2021
	US$M	US$M	US$M	US$M
Sales of goods/services	–	–	–	–
Purchases of goods/services	–	–	1,852.132	1,564.073
Interest income	–	–	0.398	2.241
Interest expense	–	–	0.005	–
Dividends received	–	–	787.208	737.250
Net loans made to/(repayments from) related parties	–	–	(23.554)	(12.108)

Outstanding balances with related parties

	Joint ventures		Associates
	2022	2021	2022	2021
	US$M	US$M	US$M	US$M
Trade amounts owing to related parties	–	–	351.607	316.269
Loan amounts owing to related parties	–	–	–	17.097
Trade amounts owing from related parties	–	–	6.855	0.004
Loan amounts owing from related parties	–	–	–	40.651

F-7
5

Unrecognised items and uncertain events
32    Contingent liabilities

	2022	2021
	US$M	US$M
Associates and joint ventures 1	1,541	1,532
Subsidiaries and joint operations 1	925	1,615

Total	2,466	3,147

1
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

Samarco contingent liabilities
The table above includes contingent liabilities related to the Group’s equity accounted investment in Samarco to the extent they are capable of reliable measurement. Details of contingent liabilities related to Samarco are disclosed in note 4 ‘Significant events – Samarco dam failure’.

Divestments and demergers
Where the Group divests or demerges entities, it is generally agreed to provide certain indemnities to the acquiring or demerged entity. Such indemnities include those provided as part of the demerger of South 32 Ltd in May 2015, divestment of Group’s Onshore US assets in September 2018 and October 2018, divestment of BMC in May 2022 and the merger of the Group’s Petroleum business with Woodside in June 2022. No material claims have been made pursuant to these indemnities as at 30 June 2022.

33    Subsequent events
Other than the matters outlined elsewhere in the Financial Statements, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

F-
76

Other items
34    Auditor’s remuneration

	2022	2021	2020
	US$M	US$M	US$M
Fees payable to the Group’s auditors for assurance services
Audit of the Group’s Annual Report	9.816	10.642	11.196
Audit of the accounts of subsidiaries, joint ventures and associates	0.605	1.234	1.262
Audit-related assurance services required by legislation to be provided by the auditor	1.933	1.770	1.815
Other assurance and agreed-upon procedures under legislation or contractual arrangements	7.938	1.867	2.003

Total assurance services	20.292	15.513	16.276

Fees payable to the Group’s auditors for non-assurance services
Other services	–	–	0.400

Total other services	–	–	0.400

Total fees	20.292	15.513	16.676

All amounts were paid to EY or EY affiliated firms with fees determined, and predominantly billed, in US dollars.
Fees payable to the Group’s auditors for assurance services
Audit of the Group’s Annual Report comprises fees for auditing the statutory financial report of the Group and includes audit work in relation to compliance with section 404 of the US Sarbanes-Oxley Act.
Audit-related assurance services required by legislation to be provided by the auditors mainly comprises review of half-year reports.
Other assurance services comprise assurance in respect of the Group’s sustainability reporting and economic contribution report, in addition to the audits of the financial reports prepared in connection with the merger of BHP’s oil and gas portfolio with Woodside and the unification of BHP’s dual listed corporate structure.
Fees payable to the Group’s auditors for other services
No
 amounts were payable for other services in FY2022 or FY2021. Amounts for other services in FY2020 comprised tax compliance services
(US$
0.269
 million) and tax advisory services (US$
0.131
 million).
35    Not required for US reporting
36    Not required for US reporting
37    New and amended accounting standards and interpretations and changes to accounting policies
New and amended accounting pronouncements adopted in the current year
The adoption of new and amended accounting pronouncements applicable from 1 July 2021 did not result in a significant impact on the Group’s Financial Statements. This includes the Interest Rate Benchmark (IBOR) Reform – Phase 2 (Amendments to IFRS 9/AASB 9 ‘Financial Instruments’, IAS 39/AASB139 ‘Financial Instruments: Recognition and Measurement’; IFRS 7/AASB 7 ‘Financial Instruments: Disclosures’; IFRS 4/AASB 4 ‘Insurance Contracts’ and IFRS 16/AASB 16 ‘Leases’) early adopted in the prior year.
New and amended accounting pronouncements on issue but not yet effective
From 1 July 2022, the Group will adopt an amendment to IAS 16/AASB 116 ‘Property, Plant and Equipment’ that requires an entity to recognise the sales proceeds from selling items produced while preparing property, plant and equipment for its intended use, and the related cost, in profit or loss, instead of deducting the amounts received from the cost of the asset.
The amendment is applied retrospectively, but only to items of property, plant and equipment that became ready for its intended use on or after 1 July 2020.
The impact of the amendment on the Group is not expected to be significant and the Group has not identified any material amounts deducted from the cost of assets since 1 July 2020.
A number of other accounting standards and interpretations have been issued and will be applicable in future periods. While these remain subject to ongoing assessment, no significant impacts have been identified to date.
These pronouncements have not been applied in the preparation of these Financial Statements.

F-
77

1A    Reports of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of BHP Group Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of BHP Group Limited (the “Company”) as of 30 June 2022 and 2021, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the three years in the period ended 30 June 2022, and the related notes (collectively referred to as the “consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 30 June 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of 30 June 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 framework) and our report dated 6 September 2022 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether to due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
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

F-
78

Carrying value of property, plant and equipment

Description of the Matter
As disclosed in Note 11 to the consolidated financial statements the Company recorded US$61,295 million in property plant and equipment as of 30 June 2022. The Company performs an assessment of indicators of impairment and impairment reversal for all cash generating units (CGU) at the end of each reporting period.

Auditing management’s assessment of indicators of impairment and impairment reversal was complex due to the high degree of estimation uncertainty in forecasting the future cash flows for each CGU. Specifically, the indicators of impairment or impairment reversal and forecasted cash flows are sensitive to changes in significant assumptions, such as forecast commodity prices, reserve quantities, discount rates and the possible impacts related to climate change and the transition to a low carbon economy, which includes carbon price assumptions and the Company’s operational emissions reduction strategy.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the Company’s process to identify indicators of impairment or impairment reversal.

We performed an analysis for indicators of impairment and impairment reversal. Our procedures involved assessing the key inputs such as forecast commodity prices, reserve quantities, discount rates and the impact of climate change and the transition to a low carbon economy used in the assessment of indicators of impairment or impairment reversal.

We involved our valuation and climate change specialists to assist in assessing the reasonableness of commodity prices by comparing the forecasted commodity and carbon price assumptions to analyst and broker forecasts and those used by other market participants.

In addition, our valuation specialists assisted in testing the discount rates used, including a comparison to external market data and evaluating whether the valuation methodology used was consistent with industry practice.

To test the reserve quantities, we examined the information provided by the Company’s experts and we involved our mining reserve specialists to assist in the assessment of the reserve estimation methodology against the relevant industry and regulatory guidance.

With the assistance of our climate change specialists, we tested that the Company’s forecast cash flows incorporated the Company’s operational emissions reduction strategy.

In addition, we assessed the competence, qualifications, and objectivity of management’s internal and external specialists. Finally, we assessed the adequacy of the disclosures within Notes 11 and 13 of the consolidated financial statements.

F-
79

Closure and rehabilitation provisions

Description of the Matter
As disclosed in Note 15 to the consolidated financial statements, the Company recorded US$8,689 million in closure and rehabilitation provisions as at 30 June 2022. Provisions for closure and rehabilitation are recognised by the Company when there is a present legal or constructive obligation, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

The Company estimates the individual site provisions using the expected value of future cash flows required to close and rehabilitate the relevant site using current restoration standards and techniques and taking into account risks and uncertainties. Individual site provisions are discounted to the present value using currency specific risk-free discount rates aligned to the estimated timing of cash outflows.

Auditing management’s closure and rehabilitation provisions was complex and highly judgemental due to the significant estimation uncertainty within the key assumptions. Specifically, there was significant judgement in determining the expected life of sites including the impact of the Company’s climate related strategies, estimated cost and extent of rehabilitation activities, timing of activities, and the discount rates used. As a result of these inputs the provisions have a significant estimation uncertainty and a wide range of potential outcomes.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s closure and rehabilitation provision estimate process. Specifically, our procedures involved testing the controls around the significant assumptions used within the estimate, such as the estimated cost and extent of rehabilitation activities, in addition to the timing of activities.

Our procedures included evaluation of the Company’s process for identifying legal and regulatory obligations for closure and rehabilitation, and the completeness and accuracy of data used within management’s estimate.

We tested that the future rehabilitation costs were consistent with the closure plans prepared by management’s internal specialists. We compared the expected life of sites and resulting timing of closure activities used in the provision to the life of asset plans prepared by management’s internal specialists.

With the assistance of our environmental specialists, we evaluated a sample of closure and rehabilitation provisions for operating and closed sites. Our testing included evaluating the closure and rehabilitation plan based on the relevant legal and regulatory requirements. In addition, we compared the timing of future cash flows and cost estimates against the closure and rehabilitation plan, environmental studies, and industrial practices. We evaluated the discount rates used against market data.

With the assistance of our climate change and environmental specialists, we evaluated the Company’s consideration of physical risks, estimates related to post closure monitoring and maintenance and the timing of closure activities impacted by mine operating lives within the closure and rehabilitation provision.

We tested the mathematical accuracy of the closure and rehabilitation provision calculations and assessed the competence, qualifications, and objectivity of management’s internal and external specialists. Finally, we assessed the adequacy of the disclosures within Note 15 to the consolidated financial statements.

F-8
0

Samarco dam failure provisions recognised, including the Germano dam decommissioning and contingent liabilities disclosed

Description of the Matter
As described in Notes 3, 4, and 32 to the consolidated financial statements, the Company recorded a loss of US$1,032 million (pre-tax) for the year ended 30 June 2022 and recognised provisions of US$3,237 million for the Samarco dam failure and US$184 million for the Germano dam decommissioning as of 30 June 2022. The Company recognises a provision when it has a present obligation, and an outflow of economic resources is probable, and the obligation can be reliably measured.

Auditing management’s estimate of the Samarco dam failure provisions and contingent liabilities disclosure was complex and highly judgemental due to the significant estimation uncertainty in determining the measurement and completeness of future cash outflows, as well as the extent of the Company’s legal obligations to fund the costs under the Framework and Governance Agreements. There was significant judgement in determining the nature and extent of remediation activities, the cost estimates for remediation and the number and categorisation of impacted people entitled to compensation. As a result of these inputs the provision has a significant estimation uncertainty and a wide range of potential outcomes.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls in determining the Samarco dam failure provisions. Specifically, we tested management’s controls over the significant assumptions as described above and the completeness and accuracy of data used within management’s estimates.

To test the provisions, we performed audit procedures that included, amongst others, assessing methodologies and testing the significant assumptions discussed above and underlying data used by the Company in its analysis. We tested a sample of cost estimates used to source documents such as court decisions outlining compensation levels. We compared the nature and extent of activities included in the forecasted cash flows to the Framework Agreement. We also tested the mathematical accuracy of the models used to calculate the provisions. To assess management’s ability to forecast, we compared the prior years forecasted cash flows to actual results and understood key differences.

To assess the status of claims we held discussions with internal and external legal counsel regarding ongoing Samarco dam failure litigation matters. In addition, we obtained legal confirmations and inspected communications with the Company’s external legal counsel.

We evaluated the competence, qualifications and objectivity of the Company’s experts who assisted management in estimating the provision by considering the scope of work, their professional qualifications and remuneration structure. We also assessed the adequacy and completeness of the disclosures within Note 4 and 32 to the consolidated financial statements.

/s/ Ernst & Young
We have served as BHP Group Limited’s auditor since 2019
Melbourne, Australia
6 September 2022

F-8
1

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of BHP Group Limited
Opinion on Internal Control Over Financial Reporting
We have audited BHP Group Limited and its subsidiaries’ internal control over financial reporting as of 30 June 2022, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the “COSO criteria”). In our opinion, BHP Group Limited and its subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of 30 June 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of 30 June 2022 and 2021, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes of equity, and consolidated cash flow statements for each of the three years in the period ended 30 June 2022, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated 6 September 2022 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying section 7.2 Corporate Governance Report / Management’s assessment of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ Ernst & Young
Melbourne, Australia
6 September 2022

F-
82

2    Directors’ declaration
In accordance with a resolution of the Directors of BHP Group Limited, the Directors declare that:

(a)	in the Directors’ opinion the Financial Statements and notes are in accordance with the Australian Corporations Act 2001 (Cth), including:

(i)	complying with the applicable Accounting Standards and the Australian Corporations Regulations 2001 (Cth); and

(ii)
giving a true and fair view of the assets, liabilities, financial position and profit or loss of BHP Group Limited and the Group as at 30 June 2022 and of their performance for the year ended 30 June 2022

(b)	the Financial Statements also comply with International Financial Reporting Standards, as disclosed in the Basis of preparation to the Financial Statements

(c)
to the best of the Directors’ knowledge, the management report (comprising the Operating and Financial Review and Directors’ Report) includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that the Group faces

(d)	in the Directors’ opinion there are reasonable grounds to believe that BHP Group Limited will be able to pay its debts as and when they become due and payable

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
the Directors have been given the declarations required by Section 295A of the Australian Corporations Act 2001 (Cth) from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2022

Signed in accordance with a resolution of the Board of Directors.
Ken MacKenzie
Chair
Mike Henry
Chief Executive Officer
Dated this 16th day of August 2022

F-
83

3    Not required for US reporting
4    Included as section 1A

F-
84