Form 20-F
period 2023-06-30
BHP Group Ltd
filed 2023-09-05
CIK 811809

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED 30 JUNE 2023.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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

BHP Group Limited’s registered office and global headquarters are at 171 Collins Street, Melbourne, Victoria 3000, Australia.

‘BHP’, the ‘Company’, the ‘Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ refer to BHP Group Limited, and except where the context otherwise requires, our subsidiaries. Refer to Financial Statements note 30 ‘Subsidiaries’ for a list of our significant subsidiaries and to Exhibit 8.1 – List of Subsidiaries for a list of our subsidiaries. Those terms do not include non-operated assets.

This Report covers functions and assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP or that have been owned as a joint venture1 operated by BHP (referred to in this Report as ‘operated assets’ or ‘operations’) from 1 July 2022 to 30 June 2023. On 2 May 2023, we completed our acquisition of OZ Minerals Limited and its subsidiaries (OZ Minerals). This Report includes the OZ Minerals data and information that is required to be disclosed under legal and regulatory requirements or necessary to meet applicable voluntary standards and benchmarks. The Annual Report includes financial and production data for OZ Minerals for the period from the date of acquisition and other information relating to OZ Minerals where expressly stated, including Additional Information 2, 4 and 5. OZ Minerals information and data is not otherwise included in the Annual Report unless otherwise stated.

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

BHP Group Limited has a primary listing on the Australian Securities Exchange. BHP holds a standard listing on the London Stock Exchange, a secondary listing on the Johannesburg Stock Exchange and an ADR program listed on the New York Stock Exchange.

Introduction

This document is our annual report on Form 20-F for the year ended 30 June 2023 (this “Annual Report”). Reference is made to our Australian Annual Report for the year ended 30 June 2023, which has been furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K on 22 August 2023, which includes information that has been omitted from this Form 20-F. Only information that is included in, or expressly incorporated by reference into, this Form 20-F shall be deemed to form a part of this Annual Report.

The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

All references to websites in this Annual Report are intended to be inactive textual references for information only and any information contained in or accessible through any such website does not form a part of this Annual Report.

Forward-looking statements

This Report contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements, other than statements of historical or present facts, including: statements regarding trends in commodity prices and currency exchange rates; demand for commodities; global market conditions, reserves and resources and production forecasts; expectations, plans, strategies and objectives of management; climate scenarios; approval of certain projects and consummation of certain transactions; closure, divestment, acquisition or integration of certain assets, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and supply of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies; provisions and contingent liabilities; and tax, legal and other regulatory developments.

[1]

References in this Annual Report to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.

i

Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘ambition’, ‘aspiration’, ‘goal’, ‘target’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘trend’ or similar words. These statements discuss future expectations or performance, or provide other forward-looking information.

Examples of forward-looking statements contained in this Report include, without limitation, statements describing (i) our strategy, our values and how we define our success; (ii) our expectations regarding future demand for certain commodities, in particular copper, nickel, iron ore, metallurgical coal, potash and steel, and our intentions, commitments or expectations with respect to our supply of certain commodities, including copper, nickel, iron ore, potash, uranium and gold; (iii) our future exploration and partnership plans and perceived benefits and opportunities, including our focus to grow our copper, nickel and potash assets; (iv) the structure of our organisation and portfolio and perceived benefits and opportunities; (v) our business outlook, including our outlook for long-term economic growth and other macroeconomic and industry trends; (vi) our projected and expected production and performance levels and development projects; (vii) our expectations regarding our investments, including in potential growth options and technology and innovation, and perceived benefits and opportunities; (viii) our reserves and resources; (ix) our plans for our major projects and related budget and capital allocations; (x) our expectations, commitments and objectives with respect to sustainability, decarbonisation, natural resource management, climate change and portfolio resilience and timelines and plans to seek to achieve or implement such objectives, including our 2030 goals and ‘Pathway to 2030’ , our approach to equitable change and transitions, our Climate Transition Action Plan, Climate Change Adaptation Strategy and goals, targets and strategies to seek to reduce or support the reduction of greenhouse gas emissions, and related perceived costs, benefits and opportunities for BHP; (xi) the assumptions, beliefs and conclusions in our climate change related statements and strategies, including in our Climate Change Report 2020, for example, in respect of future temperatures, energy consumption and greenhouse gas emissions, and climate-related impacts; (xii) our commitment to social value; (xiii) our commitments to sustainability reporting, frameworks, standards and initiatives; (xiv) our commitments to improve or maintain safe tailings storage management; (xv) our commitments to achieve certain inclusion and diversity targets, aspirations and outcomes; (xvi) our commitments to achieve certain targets and outcomes with respect to Indigenous peoples and the communities where we operate; and (xvii) our commitments to achieve certain health and safety targets and outcomes.

Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available, as at the date made. BHP cautions against reliance on any forward-looking statements.

These statements do not represent guarantees or predictions of future financial or operational performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this Report.

For example, our future revenues from our assets, projects or mines described in this Report will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets.

In addition, there are limitations with respect to scenario analysis, including any climate-related scenario analysis, and it is difficult to predict which, if any, of the scenarios might eventuate. Scenario analysis is not an indication of probable outcomes and relies on assumptions that may or may not prove to be correct or eventuate.

Other factors that may affect the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include: (i) our ability to profitably produce and deliver the products extracted to applicable markets; (ii) the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; (iii) activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation of trade or export restrictions; (iv) changes in environmental and other regulations; (v) political or geopolitical uncertainty; (vi) labour unrest; and (vii) other factors identified in the risk factors set out in OFR 8.1.

Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events.

Past performance cannot be relied on as a guide to future performance.

Emissions and energy consumption data

Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions and operational energy consumption under the calculation methodologies used in the preparation of such data, all GHG emissions and operational energy consumption data or references to GHG emissions and operational energy consumption volumes (including ratios or percentages) in this Report are estimates. There may also be differences in the manner that third parties calculate or report GHG emissions or operational energy consumption data compared to BHP, which means third-party data may not be comparable to our data. For information on how we calculate our GHG emissions and operational energy consumption data refer to the BHP Scopes 1, 2 and 3 GHG Emissions Calculation Methodology 2023 available at bhp.com/climate.

Form 20-F Cross Reference Table

Item Number		Description	Report section reference
1.		Identity of Directors, Senior Management and Advisors	Not applicable
2.		Offer Statistics and Expected Timetable	Not applicable
3.		Key Information
	A	[Reserved]	—
	B	Capitalization and indebtedness	Not applicable
	C	Reasons for the offer and use of proceeds	Not applicable
	D	Risk factors	8.1
4.		Information on the Company
	A	History and development of the company	Cover page, Company details, Chair’s review, Chief Executive Officer’s review, Operating and Financial Review 1 to 9, Additional information 2, 4 to 9.4
	B	Business overview	Operating and Financial Review 1 to 5, 9, Additional information 2, 4 to 8, 9.3, 9.8 and Note 1 to the Financial Statements
	C	Organizational structure	Additional information 9.3 and Note 30 to the Financial Statements
	D	Property, plants and equipment	Operating and Financial Review 3, 5.1, 5.2, 5.3, 6 to 9, Additional information 2, 4 to 6 and Notes 11, 15 and 22 to the Financial Statements
4A.		Unresolved Staff Comments	None
5.		Operating and Financial Review and Prospects
	A	Operating results	Operating and Financial Review 4, 5, 6.12, 9, Additional information 9.8
	B	Liquidity and capital resources	Operating and Financial Review 4, Financial Statements 1.4, Notes 11, 21 to 24 and 39 to the Financial Statements
	C	Research and development, patents and licenses, etc.	Operating and Financial Review 3, 5 to 9, Corporate Governance Statement 10, Directors’ Report 10, Additional information 2, 5, 6 and Notes 11 and 15 to the Financial Statements
	D	Trend information	Chair’s review, Chief Executive Officer’s review, Operating and Financial Review 1 to 6, 8, 9, Additional information 2, 4 to 7
	E	Critical Accounting Estimates	IFRS is applied in the Financial Statements as issued by the IASB
6.		Directors, Senior Management and Employees
	A	Directors and senior management	Corporate Governance Statement 4.1, 6.1, Directors’ Report 2
	B	Compensation	Remuneration Report
	C	Board practices	Corporate Governance Statement 4.1, 4.7, 5.2, 5.4, Remuneration Report
	D	Employees	Operating and Financial Review 6.6, Additional information 7
	E	Share ownership	Remuneration Report, Directors’ Report 3, 4 and Notes 17, 18 and 26 to the Financial Statements
	F	Erroneously Awarded Compensation	Not applicable
7.		Major Shareholders and Related Party Transactions
	A	Major shareholders	Additional information 9.5
	B	Related party transactions	Remuneration Report and Notes 25 and 33 to the Financial Statements
	C	Interests of experts and counsel	Not applicable
8.		Financial Information
	A	Consolidated Statements and Other Financial Information	Operating and Financial Review 7, Additional information 8, 9.6, Financial Statements beginning on page F-1 in this Annual Report and Financial Statements 1A
	B	Significant Changes	Note 35 to the Financial Statements

9.		The Offer and Listing
	A	Offer and listing details	Additional information 9.2
	B	Plan of distribution	Not applicable
	C	Markets	Additional information 9.2
	D	Selling shareholders	Not applicable
	E	Dilution	Not applicable
	F	Expenses of the issue	Not applicable
10.		Additional Information
	A	Share capital	Not applicable
	B	Memorandum and articles of association	Additional information 9.3, 9.4
	C	Material contracts	Not applicable
	D	Exchange controls	Additional information 9.8
	E	Taxation	Additional information 9.9
	F	Dividends and paying agents	Not applicable
	G	Statement by experts	Not applicable
	H	Documents on display	Additional information 9.4
	I	Subsidiary information	Note 30 to the Financial Statements and Exhibit 8.1
	J	Annual Report to Security Holders	Not applicable
11.		Quantitative and Qualitative Disclosures About Market Risk	Note 24 to the Financial Statements
12.		Description of Securities Other than Equity Securities
	A	Debt Securities	Not applicable
	B	Warrants and Rights	Not applicable
	C	Other Securities	Not applicable
	D	American Depositary Shares	Additional information 9.7 and Exhibit 2.1
13.		Defaults, Dividend Arrearages and Delinquencies	There have been no defaults, dividend arrearages or delinquencies
14.		Material Modifications to the Rights of Security Holders and Use of Proceeds
	A		Additional information 9.3, 9.4 and Exhibits 1.1 and 2.1
	B		Not applicable
	C		Not applicable
	D		Not applicable
	E		Not applicable
15.		Controls and Procedures	Corporate Governance Statement 9.2 and Financial Statements 1A
16A.		Audit committee financial expert	Corporate Governance Statement 5.2
16B.		Code of Ethics	Corporate Governance Statement 8
16C.		Principal Accountant Fees and Services	Corporate Governance Statement 9.2 and Note 36 to the Financial Statements
16D.		Exemptions from the Listing Standards for Audit Committees	Not applicable
16E.		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Directors’ Report 4
16F.		Change in Registrant’s Certifying Accountant	Not applicable
16G.		Corporate Governance	Corporate Governance Statement
16H.		Mine Safety Disclosure	Exhibits 96.1, 96.2, 96.3
16I.		Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
17.		Financial Statements	Not applicable
18.		Financial Statements	Financial Statements begin on page F-1 in this Annual Report
19.		Exhibits	Exhibits

v

Bringing people and resources together to build a better world.

We’ve positioned our business to support the megatrends shaping our world. Copper for renewable energy. Nickel for electric vehicles. Iron ore and higher-quality metallurgical coal for steel for new infrastructure. And we are moving into potash to support more sustainable farming. A resource mix for today – and critical to the future.

x

Chair’s review

Dear Shareholders,

I am pleased to provide BHP’s Annual Report for FY2023.

In FY2023, we achieved strong performance and made progress towards our social value and sustainability commitments, targets and goals. However, these achievements were overshadowed by the tragic deaths of our colleagues Jody Byrne at our Western Australia Iron Ore (WAIO) operations and Nathan Scholz at Olympic Dam during the second half of the year. Our investigation into Jody Byrne’s death at WAIO has been completed and the findings shared with industry peers. Our investigation into Nathan Scholz’s death at Olympic Dam is ongoing. We are determined to learn from these events and prevent them from happening again.

Our priorities

During FY2023, our key priority areas were safety, culture and capability, capital discipline, portfolio and social value. I met with many of our shareholders and visited sites in Australia, Singapore, Chile and Brazil where I had the opportunity to engage with our workforce, suppliers, customers, local communities and Indigenous partners. These discussions reinforced the work we have been doing across these priority areas. I am confident our ongoing delivery against these key areas will position BHP to continue to grow long-term value for our shareholders and create social value with our partners and stakeholders.

Safety and culture

The safety of our people is our highest priority. I am deeply saddened by the deaths of Jody Byrne and Nathan Scholz, and I offer my condolences to their family, friends and colleagues.

Our commitment to the goal of zero fatalities and serious injuries at BHP remains unwavering and, following these tragic events, we have enhanced the organisation’s focus on the execution of our safety systems and processes in the field and strengthened our control environment. We continue to drive the safety culture needed to eliminate fatalities and serious injuries at BHP.

Our commitment to safety includes addressing sexual harassment, racism and bullying in our workplaces. We are determined to eliminate these harmful behaviours at BHP. There is more to do and we are committed to providing a safe, inclusive and diverse workplace culture where our people can perform at their best.

We know that inclusive and diverse teams are safer and more productive. We are on track to achieve our aspirational goal for a gender-balanced workforce by the end of FY2025 and have doubled the representation of women since CY2016 when we set our gender-balance goal.

Portfolio

Our objective is to position BHP’s portfolio of commodities to create value for today and the future. We have reshaped our portfolio to align with the global megatrends of decarbonisation, electrification, urbanisation and a rising population. Mining is essential for decarbonisation and the energy transition. The world needs copper for renewable energy, nickel for electric vehicles, and iron ore and higher-quality metallurgical coal for steel to build new infrastructure. And we’re moving into potash, which will be vital to food security and more sustainable farming to support a growing population.

BHP has a world-class portfolio of assets that stands to benefit from the increased demand generated from the global megatrends unfolding around us, and we have made changes to our portfolio this year to further align to these megatrends.

We acquired OZ Minerals in May 2023, adding complementary copper and nickel assets in Australia to Olympic Dam and Nickel West. We are consolidating our metallurgical coal portfolio to focus on higher-quality coals preferred by our steelmaking customers and the Jansen Potash Project in Canada is progressing, with first production now expected in late CY2026.

Delivering value

Our Capital Allocation Framework is used to assess the most effective and efficient way to deploy capital and is embedded in our decision making at BHP. In FY2023, through our Capital Allocation Framework, we were able to deliver substantial shareholder returns and create financial and social value for our partners and stakeholders.

The Board determined dividends totaling US$8.6 billion to shareholders for the year, taking the total amount in cash dividends for the past three years to over US$40 billion.

In addition to the value delivered to our shareholders, we created significant financial value in the communities where we operate through payments to suppliers, wages to our employees, community contributions and taxes and royalties paid to governments. In FY2023, our total economic contribution was US$54.2 billion, including US$2.6 billion to local suppliers who support our operations by providing goods and services.

We also delivered tangible social value outcomes in each of the six pillars of our social value framework. Our social value pillars are focused on: decarbonisation, the environment, Indigenous partnerships, workforce, communities and supply chains. Key highlights in FY2023 included:

•

We are working with our steel manufacturing customers to develop solutions to help them reduce their greenhouse gas emission intensity, and have collaborative partnerships with seven major steelmakers, which together represent a total of approximately 19 per cent of reported global steel production according to recent World Steel Association data. Through these partnerships, we are supporting the industry to develop technologies and pathways that have the potential to reduce the GHG emission intensity of steelmaking.

•

We released our updated Reconciliation Action Plan (RAP) in Australia, which was recognised with ‘Elevate’ status from Reconciliation Australia, which is provided to organisations with a proven track record in respectful engagement with Aboriginal and Torres Strait Islander peoples. The RAP was developed in partnership with many Aboriginal and Torres Strait Islander businesses, communities and peak bodies across Australia.

•

We are making progress against our social value metrics for Indigenous workforce participation. BHP is the largest Indigenous employer in the Australian resources sector and we have increased Indigenous employment in our operations in Chile and at our Jansen Potash Project in Canada.

Board evaluation and governance review

Our structured and continuous Board succession and renewal process allows the Board to continue to be fit for purpose and have a balance of experience and fresh perspectives.

As part of the renewal process, John Mogford and Malcolm Broomhead retired from the Board in October 2022 and November 2022, respectively. I would like to thank John and Malcolm for their outstanding contribution to the Board and commitment to value creation for BHP shareholders.

In FY2023, an external evaluation of the Board was carried out to assess the performance and effectiveness of the Board and its Committees. Separately, we reviewed the Board and Committee responsibilities and refreshed the Board and Committee governance documents to streamline our governance approach, including on key matters such as climate, technology and people.

Conclusion

BHP will face challenges and uncertainty in FY2024. Cost inflation is expected to remain in the short to medium term and the changing geopolitical landscape is impacting global markets.

I believe BHP is well positioned to successfully navigate these challenges and continue to create value for shareholders and broader communities, customers, suppliers and partners.

We have built a global business that can make the most of the many opportunities before us. It’s an exciting time to be at BHP.

Thank you for your ongoing support.

Ken MacKenzie

Chair

Chief Executive Officer’s review

Dear Shareholders,

BHP performed solidly in FY2023. Our commitment to operational excellence saw us achieve another year of strong production results and cost performance. We continued to create and advance further growth options across our portfolio. This consistent execution of our strategy gives me great confidence in our ability to continue to generate long-term value for our shareholders, partners, customers and stakeholders.

However, in reviewing our performance each year we always look first to safety. Tragically, this year saw two BHP colleagues, Jody Byrne and Nathan Scholz, lose their lives in the workplace. These events underscore the absolute importance of safety and we are resolute in our commitment to eliminate fatalities and serious injuries at BHP.

Our operational performance was strong in FY2023, with record annual production achieved at Western Australia Iron Ore (WAIO), where we remain the lowest-cost major producer, and at Spence and Olympic Dam. At Escondida, we navigated operational challenges to deliver solid production, and our Queensland coal operations achieved strong underlying performance, offsetting the impact of significant wet weather.

We saw lower revenue in FY2023 due to weaker prices in key commodities. On the cost side, we managed the impact of inflation better than our competitors through disciplined cost control. We remain focused on productivity to stay competitive, which will remain important in FY2024 as we operate amid continued global economic volatility.

We delivered earnings of more than US$13 billion and announced dividends totalling 170 US cents per share for the year. That’s US$8.6 billion flowing back to our investors, including the many millions of Australians who hold BHP shares directly or via their superannuation funds. Our total economic contribution paid to governments, suppliers, contractors, communities and employees for the year was US$54.2 billion, including US$13.8 billion paid in taxes and royalties.

Positioned for growth

Population growth, rising global living standards and decarbonisation of the global energy system all mean the demand for many metals and minerals we produce is anticipated to grow. With our purpose of bringing people and resources together to build a better world, no company is better positioned to responsibly supply these resources than BHP.

We believe increasing productivity of our existing assets remains the greatest single value lever for BHP. This requires an ongoing focus on cost efficiency and throughput maximisation, ensuring we make the most of what we have – maximising the value our assets can create.

Our substantial resource base continues to provide organic development opportunities. We have the world’s largest copper mineral resources2 and the world’s second-largest nickel sulphide resources.3 The Jansen Stage 1 Potash Project in Canada, which is creating a new growth front for the company in potash, remains ahead of plan, and studies for Stage 2 are progressing. FY2023 also saw us continue to progress our strategy to increase our copper and nickel prospects globally. These interests include Kabanga Nickel in Tanzania, Oak Dam in Australia, and Ocelot in the United States. It also encompassed projects in Serbia and Peru, the Filo del Sol project in Argentina and Chile and, of course, the acquisition of OZ Minerals. Bringing together the copper assets from OZ Minerals with Olympic Dam will create a Tier 1 copper province in South Australia. The acquisition of OZ Minerals also brings potential for further copper and nickel growth in both the near and long term.

Social value in action

The world needs the growing demand for metals and minerals to be met responsibly and more sustainably. We continue to make good progress against the goals within our social value framework announced in FY2022. As of today, we have among the lowest absolute operational GHG of the major diversified mining companies.4 In FY2023, our operational GHG emissions reduced by 11 per cent from adjusted FY2022 levels, and we remain on track to achieve our FY2030 target to reduce operational GHG emissions by at least 30 per cent from FY2020 levels.

[2]

Largest copper mineral resources on a contained metal basis, equity share. Peers include: Anglo American, Antofagasta, Codelco, First Quantum Minerals, Freeport, Glencore, Rio Tinto, Southern Copper and Teck. Source peers: Wood Mackenzie Ltd, Q2 2023. Source BHP data: BHP Annual Report 2023.

[3]	Second largest nickel sulphide resources on a contained metal basis, equity share. Source peers: MinEx Consulting Global Ni Database, July 2022. Source BHP data: BHP Annual Report 2023.
[4]	For more information refer to BHP’s Operational decarbonisation investor briefing presentation on 21 June 2023, available at bhp.com/operationaldecarbonisation-jun23.

BHP’s relationship with the Indigenous peoples on whose traditional lands we operate is vitally important. In FY2023 we launched our updated Indigenous Peoples Policy Statement, which outlines our global approach to engaging and partnering with Indigenous peoples based on deep respect for the cultures, rights and perspectives of Indigenous peoples. BHP spent around US$333 million with Indigenous suppliers globally in FY2023, more than double last year’s figure. As well as increasing the value of our procurement, we are focused on building our relationships with Indigenous suppliers to create higher-value, long-term contracting partnerships that support economic empowerment and drive innovation and growth for Indigenous enterprises.

Differentiated culture

Our strong performance in FY2023 is thanks to the more than 80,000 great people working at BHP. We continue to build an inclusive, performance-orientated culture. We are empowering our people through the BHP Operating System, our way of working that seeks to make improvement part of what we do every day.

I am proud to say female employee representation grew to more than 35 per cent in FY2023, and representation of Indigenous peoples grew to 8.6 per cent of our operational employees in Australia, 9.7 per cent in Chile and 7.7 per cent in our Jansen Potash Project in Canada.

We have made progress, but there is still work to do. Our priority is to ensure our workplaces are safe and inclusive for everyone who works for, or with, BHP. We continue to focus on eliminating incidents of sexual harassment, racism and bullying through ongoing leader communication, company-wide workforce training that sets clear expectations about appropriate conduct, and ongoing work to support impacted people and review policies and processes to eliminate this unacceptable behaviour.

Innovating for the future

Data and technology, including automation and artificial intelligence, are further unlocking growth opportunities and enhancing our operating performance, enabling us to be safer, more efficient and more sustainable. We’re using autonomous trucks at some of our sites across Western Australia and Queensland and extending this to Spence and Escondida. At Jimblebar and Newman, truck automation has resulted in a 90 per cent reduction in heavy vehicle safety risks.

Through BHP Ventures and the Xplor program, we have increased our investment in innovation, building partnerships with companies to help us discover innovative ways to unlock more of the critical minerals needed for the energy transition.

Mining is an industry for today and tomorrow. At BHP, we are already providing materials and jobs critical to the future and we see clear opportunities to use our strengths to continue to grow value for shareholders. I am incredibly optimistic about the future of our company.

Thank you for your continued support.

Mike Henry

Chief Executive Officer

Operating and Financial Review

1    Our business

1.1    Where we operate

Facts at a glance FY2023

	Total economic contribution[1] (US$)	Payments to suppliers[2] (US$)	No. of employees and contractors[3,4]
Global total	54.2 bn	22.1 bn	83,211
Australia	40.4 bn	12.8 bn	50,093
Chile	8.8 bn	6.5 bn	24,738
Canada	0.9 bn	0.8 bn	2,626
Rest of the world[5]	4.1 bn	2.0 bn	5,754

FY2023 production

Copper	1,716.5kt
Iron ore	257.0 Mt
Coal	72.2 Mt	[7]
Nickel	80.0 kt
In development
Potash[6]	US$5.7 bn

1

This includes contribution to suppliers, wages and benefits for employees, dividends, taxes, royalties and voluntary social investment. For more information refer to the Economic Contribution Report 2023.

2	For more information refer to the Economic Contribution Report 2023.

3

Based on a ‘point-in-time’ snapshot of employees as at 30 June 2023, including employees on extended absence, as used in internal management reporting for the purposes of monitoring progress against our goals. This does not include employees that transitioned from OZ Minerals on 2 May 2023 (1,457 employees as at 30 June 2023 and around 4,000 contractors on average during FY2023). These employees will be included in the overall BHP employee reporting from FY2024.

4

In FY2023 some of our employees did not identify as male or female (<0.1% of total employees), we have excluded these employees from the data presented in the gender composition tables to protect the privacy of those employees. We will explore options to include our employees who do not identify as male or female in our diversity reporting (including ‘Tell Us About You’ survey data) in future reporting periods and continuing to protect their privacy.

5	Rest of the world includes consolidation adjustments related to intra-group transactions.

6	In August 2021, BHP approved US$5.7 billion in capital expenditure for Jansen Stage 1. First potash production is expected in late CY2026.

7	BHP Mitsubishi Alliance (BMA) is included and shown on a 100 per cent basis.

1.2    Our portfolio

A resource mix for today – and for the future

We have continued to focus our portfolio on iron ore and higher-quality metallurgical coal preferred by our steelmaking customers, copper which is used in electrification, nickel which is used in electric cars and potash to make food production and land use more efficient and more sustainable. Among our by-products, we are a major producer of uranium and, following the acquisition of OZ Minerals in May 2023, we expect to become a major producer of gold.

Copper

We hold the world’s largest copper mineral resources.5 We are using technical innovation such as new flotation technology to help lower energy costs and unlock value and are looking to secure more copper resources through exploration, acquisition and early-stage entry. Escondida in Chile is the world’s largest copper mine and increased production by 5 per cent in FY2023. Improved reliability and productivity helped Olympic Dam in South Australia achieve record annual copper production. Spence in Chile also achieved record annual copper production, largely due to higher concentrator throughput. The copper assets acquired with OZ Minerals are in the process of being integrated with Olympic Dam and our Oak Dam deposit to create Copper South Australia.

For more information refer to OFR 5.2 and 5.3

Iron ore

Western Australia Iron Ore (WAIO) is the lowest-cost major iron ore producer globally6 and has one of the lowest GHG emission production intensities of benchmarked seaborne iron ore operations.3 WAIO achieved record production in FY2023 of 253 million tonnes (Mt) through productivity gains in its supply chain, rail network and car dumpers. We are focused on increasing annual production at WAIO to greater than 305 Mt over the medium term. We are also studying growing the WAIO business to 330 million tonnes per annum (Mtpa). Within WAIO, South Flank remains on track to ramp up to full production capacity of 80 Mtpa (100 per cent basis) by the end of FY2024. South Flank completed the deployment of autonomous trucks in May 2023.

For more information refer to OFR 5.1

Metallurgical coal

We are continuing to focus our metallurgical coal operations in Queensland on higher-quality product and have one of the lowest GHG emission production intensities of benchmarked export metallurgical coal mines.7 We believe a wholesale shift away from blast furnace steelmaking, which uses metallurgical coal, is still decades in the future and as a result metallurgical coal will remain an essential input into the steelmaking process and a critical input to support decarbonisation infrastructure over the coming decades. We believe higher-quality coals for steelmaking have greater potential upside for quality premiums as steelmakers seek to improve blast furnace utilisation and reduce GHG emission intensity of production. Our metallurgical coal operations achieved a strong underlying performance in FY2023, with Goonyella Riverside and Daunia transitioning to autonomous fleets.

For more information refer to OFR 5.1

Nickel

We hold the second-largest nickel sulphide resources globally8 and our nickel operations in Western Australia have one of the lowest GHG emission production intensities of benchmarked nickel mines and processing plants.3 We are assessing options to expand Mt Keith operations and have completed approximately 100 kilometres of development and exploration drilling in FY2023. We are continuing to seek more nickel resources through exploration, acquisition and early-stage entry. The West Musgrave nickel mine acquired as part of OZ Minerals, when complete, has potential to be a feed source to the Nickel West smelting and refining assets.

For more information refer to OFR 5.1

[5]

Largest copper mineral resources on a contained metal basis, equity share. Peers include: Anglo American, Antofagasta, Codelco, First Quantum Minerals, Freeport, Glencore, Rio Tinto, Southern Copper and Teck. Source peers: Wood Mackenzie Ltd, Q2 2023. Source BHP data: BHP Annual Report 2023.

[6]

Based on published unit costs of major iron ore producers as reported at 30 June 2023. There may be differences in the manner that third parties calculate or report unit costs data compared to BHP, which means third-party data may not be comparable with our data.

[7]

Benchmarking is based on CY2022 data from Skarn Associates and reported BHP data for CY2022 (as Skarn Associates’ data is prepared on a calendar year basis). For more information refer to the ‘Additional Climate Change Data’ tab in the BHP ESG Standards and Databook 2023 available at bhp.com/climate.

[8]	Second largest nickel sulphide resources on a contained metal basis, equity share. Source peers: MinEx Consulting Global Ni Database, July 2022. Source BHP data: BHP Annual Report 2023.

Potash

We are developing one of the world’s largest potash mines in Canada. The proposed mine has been designed based on a more sustainable approach with a relatively low GHG emission footprint and water intensity compared to existing potash mines. The Jansen Potash Project is expected to increase BHP’s product diversification, customer base and operating footprint, and open a new future growth front. The US$5.7 billion Jansen Stage 1 is tracking to plan and in FY2023 we brought forward the expected date for first production to late CY2026. The feasibility study for Jansen Stage 2 continues to progress and is on track to be completed during FY2024.

For more information refer to OFR 5.3

1.3    How we create and deliver value

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

What we need

Strong relationships

Suppliers: More than 7,800 suppliers in 53 countries provide us with goods and services.

Partners: We seek to be the partner of choice for customers, business partners and community stakeholders.

Exceptional capability Operational excellence and capital discipline are key to generating long-term value.
People We have more than 80,000 employees and contractors globally. Our aim is for them to be engaged and supported in a way that sees them work in safer and more productive ways.
For more information refer to OFR 6.6	For more information refer to OFR 2	For more information on exceptional performance and disciplined use of capital refer to OFR 2

World-class assets We have a portfolio of large, high-quality; low-cost assets. We are investing in technology to improve productivity and drive ongoing growth across our operations.		Effective risk management Risk management helps us to protect and create value, and is central to achieving our purpose and strategic objectives.
For more information refer to OFR 1.2		For more information refer to OFR 8

The value we create Shareholder dividends US$8.6 bn FY2022 US$36.0 bn Indigenous procurement spend US$332.6 m FY2022 US$149.9 m	Tax, royalty and other payments to governments[1] US$13.8 bn FY2022 US$17.3 bn Total voluntary social investment US$149.6 m FY2022 US$186.4 m	Payments to suppliers[1] US$22.1 bn FY2022 US$23.3 bn2
Salary, wages and incentives for our employees[1] US$4.7 bn FY2022 US$4.5 bn

1   For more information refer to the Economic Contribution Report 2023.

2   FY2022 has been restated to conform to the FY2023 basis of preparation that includes payments to suppliers for operating costs on an accruals basis and payments to suppliers for capital expenditure on a cash basis.

2    Why BHP

The world is on a path of population growth, increased urbanisation and a lower GHG emission future.

BHP is committed to playing our role in building a better world. We seek to do so responsibly and sustainably while continuing to create value for our shareholders and the broader community.

Our products are vital

Much of what the world needs for these global megatrends requires metals and minerals we produce.

Decarbonisation and the energy transition through electrification cannot happen without mining. Solar farms, wind farms and electric vehicles need copper and nickel.

Iron ore and metallurgical coal are needed for steel to build new renewables technology and infrastructure and to grow cities.

And we are moving into potash used in fertilisers to assist with food security for a growing population and more efficient and sustainable land use.

Our core products are important in helping shape our society for the better – and we expect they will be increasingly necessary in a decarbonising world.

We have scale

One of the things that sets BHP apart from our peers is the scale of our resources and the long-term growth opportunity we believe this provides.

For more information refer to OFR 1.2

How we produce resources sets us apart

We are committed to safety, the development of our more than 80,000 employees and contractors, and to promoting and maintaining an inclusive and diverse workforce. We recruit and retain the best people and empower them to run our operations safely and productively.

We are committed to continuous improvement and we strive to operate more reliably and efficiently than our competitors, generating social value as well as financial value.

For information refer to OFR 1 and for Safety and People refer to OFR 6.1 and OFR 6.6

Our commitment to social value

We are committed to social value, our positive contribution to society. Social value is about creating mutual benefit for BHP, our shareholders, Indigenous partners and the broader community. We consider social value and financial value in the decisions we make.

We believe social value and sustainability are vital to our future as they support stable operations, reduce risk and open doors to opportunities, partnerships, capital and talent. They help to ensure we can continue to generate value for our partners and stakeholders, including our shareholders.

For more information refer to ‘Social value’ later in this section and OFR 6

BHP is part of the solution

The core resources we produce are critical to the future and can help address global challenges, such as climate change. We will continue to promote the issues we understand matter to our people and the communities and countries we work in, seeking positive change in our industry and at national, regional and local levels.

We bring together essential resources, a strong balance sheet and a differentiated operating capability underpinned by our technical Centres of Excellence and the BHP Operating System (BOS).

We believe this combination, together with our commitment to social value and sustainability, will help us grow value more consistently for our partners and stakeholders, and underpin continued attractive returns and long-term value for our shareholders.

For more information on BOS refer to ‘Operational excellence’ later in this section

Our people

Every day, our more than 80,000 employees and contractors strive to build a better world. Our aim is to support their ability to do so by providing the tools, opportunity and a safe and inclusive working environment to allow them to perform at their best.

Health and safety

Fatalities	High-potential injury frequency rate	Total recordable injury frequency rate[1]
2	^13%	4.5

FY2022 zero	from FY2022	^ 9% from FY2022

Workers exposed to our most material occupational exposures of diesel particulate matter (DPM) respirable silica and coal mine dust
v33%

from FY2022

For more information refer to OFR 6.1 and 6.8

Operations Services and BHP FutureFit Academy

Operations Services performs business-critical services across our operations in Australia, including maintaining a large portion of our ultra-class truck fleet and moving significant volumes of material as part of production services. At the end of FY2023, Operations Services had more than 4,300 employees and was responsible for maintaining 43 per cent of BHP’s haul trucks across Minerals Australia, including 96 per cent of ultra-class trucks at BHP Mitsubishi Alliance and 308 kilometres of conveyors in our WAIO operations.

The BHP FutureFit Academy is an exciting career pathway into the mining sector to join Operations Services. Since the FutureFit Academy was launched in May 2020, it has welcomed more than 920 students and graduated 400 apprentices and maintenance associates at its facilities in Perth in Western Australia and Mackay in Queensland. Of the graduates, 82 per cent are female, 25 per cent identify as Indigenous and the majority are new to the mining industry. During FY2023, the Academy trained more than 530 apprentices and trainees, with 227 graduating.

Operations Services	FutureFit Academy

Employees	Graduates since May 2020

>4,300	400

maintaining

43%	82%
of BHP’s haul trucks across Minerals Australia	are female

and

308km	25%
of conveyors in our WAIO operations	identify as Indigenous

1	Combined employee and contractor frequency per 1 million hours worked.

Inclusion and diversity

We continue to build a more inclusive and diverse workforce that further enhances our performance and better reflects the communities where we operate:

•	We remain on track to achieve our aspirational goal for a gender-balanced employee workforce globally by FY2025.

•	We made progress during FY2023 against targets for increased Indigenous employment in our Minerals Australia operations, Minerals Americas operations in Chile and our Jansen Potash Project in Canada.

For more information refer to OFR 6.6

Exceptional performance

Operating and financial strength

The strength of our portfolio, our operating excellence and financial rigour from the disciplined application of the Capital Allocation Framework (CAF) have helped us deliver strong and consistent returns. We achieved net operating cash flow of US$18.7 billion in FY2023. Our net operating cash flow has been above US$15 billion for 13 of the last 14 years.

In FY2023, through our CAF we kept our balance sheet strong, delivered growth and returns for our shareholders, made progress towards our social value and GHG emissions reduction objectives and prioritised capital to maintain reliable operations.

Operational excellence

The importance and value of operational excellence and cost control in dealing with challenging circumstances was evident in FY2023.

We achieved production guidance across copper, iron ore, metallurgical coal and energy coal, including record annual production at WAIO, Olympic Dam and Spence. Our focus on cost discipline meant we continued to manage inflationary pressures effectively.

The BOS is our way of working that seeks to make improvement part of what we do every day through the application of the BOS tools and practices to our operations. We continued to deploy the BOS throughout our business in FY2023 and expect full deployment by the end of FY2024.

Technology and innovation

The use of technology and our focus on innovation, together with the BOS, have helped accelerate continuous improvement in our value chain – from the introduction of advanced technologies designed to improve safety and increase productivity of our operated assets, to reducing water and energy consumption.

Technology is a key lever for BHP and has been used to:

•	support the maintenance of safe, predictable and productive operations

•	drive productivity improvements, with an emphasis on automation and real-time, data-driven insights and decision-making

•	unlock the next stage of value growth potential, from realising greater margins at our existing operations to finding new assets

•	improve sustainability outcomes through innovation

•	help drive inclusion and diversity through technologies, such as remote operations and decision support tools that make roles more accessible to a wider range of people

The advanced use of next generation technologies, such as artificial intelligence (AI), cloud and data analytics, is enabling quicker and more economic recovery of our existing resources, more safely and more sustainably. It is also helping achieve a performance uplift by delivering operational improvements in iron ore, copper and nickel.

Examples of our application of technology and innovation in FY2023 include:

•

Around US$13 million per year for the past two years in additional revenue was unlocked through cloud-based technology, which uses the Grade Adjustment Model and StacksOn applications to reduce shipping grade variability and increase operational planning accuracy from mine to port. This technology has been introduced at WAIO’s Jimblebar, Newman Hub, Mining Area C, South Flank and Yandi operations, and is in the process of being rolled out to Port Hedland.

•	Increased copper recovery has been achieved at Escondida by using AI recommendations, new machine learning and data processing platforms to help optimise flotation operational parameters.

•

An additional 40 kilotonnes (kt) of coal was delivered at BMA through the Process Area Set Point Optimisation (PASPO) digital tool in FY2023. Built in-house, the PASPO technology uses machine-learning models to optimise coal handling and processing plant operating settings, and accurately forecast product blend. We believe the PASPO was one of the first successful applications of machine learning in the resources industry and it won the 2022 AustIndustry Innovation of the Year Award at the Queensland Mining Awards. Since its inception in CY2020, the PASPO tool has delivered more than 450 kt of additional coal.

•

Reduction of 59 gigawatt hours of energy and 2 million cubic metres of water compared to FY2022 by optimising energy and water consumption in concentrators and desalination plants at Escondida. Solutions provided real-time options to enable operators to implement water optimisation plans and real-time data analytics on large volumes of energy usage data to identify anomalies and automate corrective actions.

Financial excellence

We use our CAF to assess the most effective and efficient way to deploy capital. Since the CAF’s introduction in FY2016, we have balanced reinvestment in our business with cash returns to shareholders.

Our CAF promotes discipline in all capital decisions.

Social value

We are committed to social value and sustainability and are making progress in responsibly providing more of the resources the world needs to develop. We believe this commitment can help us become a partner of choice with communities, governments, suppliers and our customers.

We seek to be a valued partner with the communities where we operate and the Indigenous peoples we interact with.

We released a revised Indigenous Peoples Policy Statement in November 2022 and launched a re-designed and co-created Reconciliation Action Plan (RAP) in Australia in June 2023, which outlines our commitment to early engagement, to listening and learning, and ensuring we capture and integrate Aboriginal and Torres Strait Islander peoples’ voices, values, knowledge and perspectives in our decision-making.

The RAP has been recognised with ‘Elevate’ status from Reconciliation Australia, which is provided to organisations with a proven track record in respectful engagement with Aboriginal and Torres Strait Islander peoples and taking a leadership role to advance national reconciliation and create a more equitable Australia. Commitments made in the plan include targets by the end of FY2027 to increase Indigenous representation across our Australian workforce to 9.7 per cent and to achieve a A$1.5 billion spend (from 1 July 2023) in aggregate across our Australian assets with Traditional Owner and Indigenous businesses. We are also working to develop regional Indigenous peoples plans to advance our existing and new relationships with Indigenous peoples in Canada and South America.

Through our commitment to sustainability, we seek to reduce the impact we have on the planet through our operational activities. We have set a long-term goal to achieve net zero operational GHG emissions by 2050.

We manage our decarbonisation projects across our operated assets through our CAF to help us use our capital effectively. We are also working with our suppliers and customers to assist them with reducing their GHG emissions. We have set goals in areas such as the environment and water stewardship, and are in the process of establishing plans in accordance with our 2030 Healthy environment goal to create nature-positive9 outcomes by having at least 30 per cent of the land and water we steward10 at the end of FY2030 under conservation, restoration or regenerative practices. At 30 June 2023, we were the steward of just under 6.5 million hectares of land and water.11

For more information refer to OFR 6.5

How WAIO intends to manage an expected increase in surplus water

By FY2040, around 40 per cent of the ore at Western Australia Iron Ore (WAIO) is expected to be accessed from below the water table. This could mean around a four-fold increase in dewatering volumes to that in FY2022 and an increase in surplus water (dewatering volumes that are excess to operational requirements).

BHP’s intent is to use surplus water for beneficial use as much as practicable and manage it to prevent or minimise our adverse impacts on water resources. In June 2023, WAIO released a context-based water target that by FY2030 at least 50 per cent of surplus water will be prioritised for beneficial use to improve the sustainability of regional groundwater resources or generate social value.

At WAIO’s Mining Area C, for example, additional aquifer reinjection bores and infiltration ponds are planned to be expanded so that more than 70 per cent of surplus water is returned to the ground.

For more information, refer to bhp.com/News/case-studies/2023/08/pilbara-water-scheme-success

For more information on BHP’s approach to water management, refer to OFR 6.13

3    Positioning for growth

We have continued to create a simpler, more efficient BHP, that we believe is better able to capitalise on the megatrends shaping our world. As the population grows, urbanisation increases and as the world increasingly pursues a lower GHG emissions energy transition, we continue to position our portfolio for success.

Unlocking growth potential at our assets

Our biggest near-term growth lever is from improving productivity at our existing assets and unlocking more of their untapped potential.

WAIO was designed with an initial capacity of 240 Mt annually, and in FY2023 it produced a record 285 Mt (100 per cent basis), due to optimisations we have made over the years.

We are undertaking initiatives to responsibly grow our production to more than 305 Mt per year over the medium term, through the ramp up of our newest mine, South Flank, debottlenecking our port and rail systems, the rollout of autonomous haulage trucks, and ongoing productivity enhancements. We are also studying options to further grow annual production to 330 Mt with the study expected to be completed in CY2025.

Escondida has significant untapped resource potential and we are progressing studies into potentially replacing the Los Colorados concentrator. We are also looking at different leaching technologies that could help us extract more copper and have potential to lower water and energy consumption, reduce or eliminate the need for tailings dams, and enable production of cathode-finished product that does not require smelting.

Developing a position in potash

Potash is used in fertilisers to enable more efficient and sustainable farming. With the world’s population continuing to grow and rising concerns around food security and land use, we believe potash is a potential new growth front for BHP.

[9]

Nature positive is defined by the World Business Council for Sustainable Development (WBCSD)/TNFD as ‘A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state.’ It includes land and water management practices that halt and reverse nature loss – that is, supporting healthy, functioning ecosystem.

[10]	Excludes greenfield exploration licences (or equivalent tenements), which are located outside the area of influence of our existing mine operations.
[11]

This figure excludes greenfield exploration licences (or equivalent tenements), which are located outside the area of influence of our existing mine operations, and does not include the areas that we now steward following the acquisition of OZ Minerals. Those areas will be included in our land and biodiversity data from FY2024.

At the end of FY2023, Jansen Stage 1 (JS1) was 26 per cent complete. Production is expected to commence in late CY2026. When JS1 reaches full production capacity, it is expected to produce approximately 4.35 Mt of potash per year, increasing Canada’s total potash output by nearly 22 per cent. We intend to progressively ramp up to full production by CY2028.

At its construction peak around 3,500 roles are expected to be involved in JS1, with around 600 permanent positions once production commences, including at a new Integrated Operations Centre in Saskatoon.

Studies for Jansen Stage 2 (JS2) are progressing. If approved by the BHP Board, JS2 may increase optionality and strengthen capital efficiency and operational productivity. Existing JS1 infrastructure could be leveraged to allow for an accelerated JS2 production timeline. Should it proceed, JS2 is expected to add an additional 4 Mtpa of potash at full production capacity, with possible first production estimated to occur in FY2029.

OZ Minerals: Creating a new copper province in South Australia

We will pursue growth through acquisition when we believe we can create value for our shareholders.

BHP completed the acquisition of OZ Minerals on 2 May 2023 increasing our exposure to future-facing commodities by adding copper and nickel resources that complement our existing resources in Australia.

We are integrating OZ Minerals’ two South Australian mines and options, which include Prominent Hill as well as Carrapateena, with Olympic Dam and the Oak Dam deposit to create a significant mining province called Copper South Australia. This province is expected to produce copper, gold and uranium oxide for decades to come.

We expect to be innovative in the creation of the province and intend to incorporate the OZ Minerals’ ‘Think & Act Differently’ approach to innovation. The approach seeks to build capability across the mining value chain to help us better understand future opportunities and find new ways to understand ore bodies and responsibly extract and process commodities.

Our focus is on building scale and optionality. While OZ Minerals is expected to add about 120,000 tonnes of copper production annually (based on its CY2022 performance and including production in Brazil), we believe it also brings potential for further copper and nickel growth in the medium term.

In Western Australia, the West Musgrave nickel mine, when complete, has potential to be a feed source to the Nickel West smelting and refining assets.

For more information refer to OFR 5.2 Copper South Australia and OFR 5.1 West Musgrave

Creating and accelerating longer-term options

BHP Ventures

BHP Ventures is our dedicated venture capital unit. It looks for game-changing technologies and emerging companies to help drive ongoing and more sustainable growth within BHP and provide us with a portfolio of new growth options for the decades ahead.

BHP Ventures complements the innovation already underway within BHP by forging new partnerships and creating fresh opportunities to strengthen our portfolio and support the decarbonisation of our operated assets and decarbonisation opportunities in our value chain. For our partners, BHP Ventures provides an opportunity to collaborate with us.

BHP Ventures’ focus areas include:

•	supporting innovation in our core operations, primarily around decarbonisation

•	opportunities that enable us to grow our resource base by extracting more from what we have today

•	opportunities that provide new options for BHP beyond our core business, including in our portfolio and value chain

BHP Xplor

BHP Xplor is our global accelerator program targeting innovative, early-stage mineral exploration companies to find critical resources necessary to drive the energy transition. We are searching globally for the next generation of explorers to unlock copper, nickel and other critical mineral deposits.

In January 2023, BHP Xplor announced its first cohort of seven companies. Each of these companies received a cash payment of up to US$500,000 from BHP and gained access to a network of internal and external experts, to support the development of their opportunity and to provide potential investment options for BHP to accelerate the exploration for minerals needed for the energy transition. Subject to the finalisation of definitive agreements, further investment is expected in three of the seven participating companies in the first cohort, due to their region of interest, potential technical opportunity, team capability and strategic alignment.

Growth through exploration, focused on copper and nickel

During FY2023, we advanced our exploration programs globally, including undertaking further drilling at the Ocelot project in Arizona. This confirmed the presence of a body of mineralisation at depth, albeit at a lower grade than anticipated. We pursued earlier stage exploration opportunities for copper in Australia, Canada, Chile, Ecuador, Peru, Serbia and the United States. This involved reconnaissance work through target definition and drill testing.

We have also increased the number of high-quality nickel projects within the exploration pipeline. In Australia, we are actively exploring nickel targets, while in Canada, we continued our partnership with Midland Exploration Inc, through our 5 per cent interest and collaboration on a target generation program. BHP made a US$40 million investment in Kabanga Nickel in Tanzania in FY2022 and the exploration team has completed a series of studies to assess the additional upside potential to the known resource. As confirmatory drilling advances, we will continue to evaluate further work required to test this potential.

The acquisition of OZ Minerals brings the opportunity to unlock synergies and further grow our portfolio of copper and nickel projects. In South Australia, this acquisition has significantly increased our land position and is enabling us to develop an important province with additional upside copper discovery opportunities. We expect to fully integrate the OZ Minerals exploration activities into our programs during FY2024.

In June 2023, BHP signed an agreement to acquire a 100 per cent interest in Ragnar Metals Sweden AB for US$6.4 million. This includes the early-stage Granmuren project, a drill-ready nickel-copper target in southern Sweden. The exploration team expects to commence activities focused on completed initial drill tests during FY2024.

Our exploration partnerships continued to deliver encouraging results. In Australia, we continued our partnership with Encounter Resources to explore for sediment-hosted copper deposits in the Northern Territory. We finalised our exploration agreement with Mundoro Capital over projects in Serbia, with initial drilling completed during FY2023. We extended our partnership with Kobold Metals, a BHP Ventures portfolio company that is developing a technology platform for data-driven exploration. The partnership contemplates an additional 18 months of further exploration in northern Western Australia for nickel.

Exploration expenditure

Our resource assessment exploration expenditure increased by 42 per cent in FY2023 to US$255 million, while our greenfield expenditure increased by 23 per cent to US$95 million. Expenditure on resources assessment and greenfield exploration over the last three financial years is set out below.

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Greenfield exploration	95	77	54
Resources assessment	255	179	138

Total metals exploration and assessment	350	256	192

Exploration expense

Exploration expense represents that portion of exploration expenditure that is not capitalised in accordance with our accounting policies, as set out in Financial Statements note 11 ‘Property, plant and equipment’.

Exploration expense for each segment over the last three financial years is set out below.

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Exploration expense
Copper	145	85	53
Iron Ore	52	54	55
Coal	6	6	7
Group and unallocated items[1]	91	54	19

Total Group	294	199	134

1

Group and unallocated items includes functions, other unallocated operations, including Potash, Nickel West, West Musgrave (acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd), legacy assets and consolidation adjustments.

Chief Financial Officer’s review

Not required for US reporting.

4    Financial review

4.1    Group overview

We prepare our Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. We publish our Consolidated Financial Statements in US dollars. All Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Cash Flow Statement information below has been derived from audited Consolidated Financial Statements. For more information refer to Financial Statements.

We use various non-IFRS financial information to reflect our underlying performance. Non-IFRS financial information is not defined or specified under the requirements of IFRS, however is derived from the Group’s Consolidated Financial Statements prepared in accordance with IFRS. Non-IFRS financial information is consistent with how management reviews financial performance of the Group with the Board and the investment community. OFR 10 ‘Non-IFRS financial information’ includes our non-IFRS financial information and OFR 10.1 ‘Definition and calculation of non-IFRS financial information’ outlines why we believe non-IFRS financial information is useful and the relevant calculation methodology. We believe non-IFRS financial information provides useful information, however it should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position.

Summary of financial measures

Year ended 30 June US$M	2023	2022
Consolidated Income Statement (Financial Statements 1.1)
Revenue	53,817	65,098
Profit/(loss) after taxation from Continuing operations	14,324	22,400
Profit/(loss) after taxation from Continuing and Discontinued operations attributable to BHP shareholders	12,921	30,900
Dividends per ordinary share – paid during the period (US cents)	265.0	350.0
Dividends per ordinary share – determined in respect of the period (US cents)	170.0	325.0
In specie dividend on merger of Petroleum with Woodside (US cents)	–	386.4
Basic earnings/(loss) per ordinary share (US cents)	255.2	610.6

Consolidated Balance Sheet (Financial Statements 1.3)
Total assets	101,296	95,166
Net assets	48,530	48,766

Consolidated Cash Flow Statement (Financial Statements 1.4)
Net operating cash flows	18,701	32,174
Capital and exploration expenditure	7,083	7,545

Other financial information (OFR 10)
Net debt	11,166	333
Underlying attributable profit	13,420	23,815
Underlying attributable profit – Continuing operations	13,420	21,319
Underlying EBITDA	27,956	40,634
Underlying basic earnings per share (US cents)	265.0	470.6
Underlying basic earnings per share – Continuing operations (US cents)	265.0	421.2
Underlying return on capital employed (per cent)	28.8	48.7

4.2    Key performance indicators

Our key performance indicators (KPIs) enable us to measure our development and financial performance. These KPIs are used to assess performance of our people throughout the Group.

For information on our approach to performance and reward refer to Remuneration Report.

For information on our overall approach to executive remuneration, including remuneration policies and remuneration outcomes refer to Remuneration Report.

Following BHP’s sale of the Onshore US assets in FY2019 and subsequently the merger of our Petroleum business with Woodside in FY2022, the contribution of these assets to the Group’s results is presented as Discontinued operations. Footnotes to tables and infographics indicate whether data presented in OFR 4.2 is inclusive or exclusive of Petroleum assets. Details of the contribution of the Petroleum assets to the Group’s results are disclosed in Financial Statements note 28 ‘Discontinued operations’.

1	Includes data for Continuing and Discontinued operations for the financial years being reported.

2	Excludes data from Discontinued operations for the financial years being reported.

3	For more information on non-IFRS financial information refer to OFR 10.

Reconciling our financial results to our key performance indicators

	Profit			Earnings		Cash		Returns

			US$M		US$M		US$M			US$M

Measure	Profit after taxation from Continuing and Discontinued operations		14,324	Profit after taxation from Continuing and Discontinued operations	14,324	Net operating cash flows from Continuing operations	18,701	Profit after taxation from Continuing and Discontinued operations		14,324

Made up of	Profit after taxation			Profit after taxation		Cash generated by the Group’s consolidated operations, after dividends received, interest, proceeds and settlements of cash management related instruments, taxation and royalty-related taxation. It excludes cash flows relating to investing and financing activities		Profit after taxation

Adjusted for	Exceptional items before taxation	340		Exceptional items before taxation	340			Exceptional items after taxation		606

	Tax effect of exceptional items	266		Tax effect of exceptional items	266			Net finance costs excluding exceptional items		1,079

	Exceptional items after tax attributable to non-controlling interests	(107)		Depreciation and amortisation excluding exceptional items	5,061			Income tax expense on net finance costs		(342)

	Exceptional items attributable to BHP shareholders		499	Impairments of property, plant and equipment, financial assets and intangibles excluding exceptional items	75			Profit after taxation excluding net finance costs and exceptional items		15,667

	Profit after taxation attributable to non-controlling interests		(1,403)	Net finance costs excluding exceptional items	1,079			Net assets at the beginning of period	48,766

				Taxation expense excluding exceptional items	6,811			Net debt at the beginning of period	333

								Capital employed at the beginning of period		49,099

								Net assets at the end of period	48,530

								Net debt at the end of period	11,166

								Capital employed at the end of period		59,696

								Average capital employed		54,398

To reach our KPIs	Underlying attributable profit		13,420	Underlying EBITDA	27,956	Net operating cash flows	18,701	Underlying return on capital employed		28.8%

Why do we use it?	Underlying attributable profit allows the comparability of underlying financial performance by excluding the impacts of exceptional items.			Underlying EBITDA is used to help assess current operational profitability excluding the impacts of sunk costs (i.e. depreciation from initial investment). It is a measure that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources.		Net operating cash flows provide insights into how we are managing costs and increasing productivity across BHP.		Underlying return on capital employed is an indicator of the Group’s capital efficiency. It is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.

4.3    Financial results

The following table provides more information on the revenue and expenses of the Group in FY2023.

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Continuing operations
Revenue[1]	53,817	65,098	56,921
Other income	394	1,398	380
Expenses excluding net finance costs	(31,873)	(32,371)	(30,871)
Profit/(loss) from equity accounted investments, related impairments and expenses	594	(19)	(915)

Profit from operations	22,932	34,106	25,515

Net finance costs	(1,531)	(969)	(1,223)
Total taxation expense	(7,077)	(10,737)	(10,616)

Profit after taxation from Continuing operations	14,324	22,400	13,676

Discontinued operations
Profit/(loss) after taxation from Discontinued operations	–	10,655	(225)

Profit after taxation from Continuing and Discontinued operations	14,324	33,055	13,451

Attributable to non-controlling interests	1,403	2,155	2,147
Attributable to BHP shareholders	12,921	30,900	11,304

[1]	Includes the sale of third-party products.

Profit after taxation attributable to BHP shareholders decreased from US$30.9 billion in FY2022 to US$12.9 billion in FY2023. Attributable profit of US$12.9 billion includes an exceptional loss of US$0.5 billion (after tax), compared to an Attributable profit of US$30.9 billion including an exceptional gain of US$7.1 billion (after tax) primarily relating to the net gain on merger of our Petroleum business with Woodside completed in FY2022. The FY2023 exceptional loss in Attributable profit includes a US$0.3 billion exceptional loss related to Samarco dam failure impacts and a US$0.2 billion exceptional loss related to the impact of Chilean tax reform.

For more information on Exceptional items refer to Financial Statements note 3 ‘Exceptional items’ and Financial Statements note 28 ‘Discontinued operations’.

Revenue of US$53.8 billion decreased by US$11.3 billion, or 17 per cent from FY2022. This decrease was mainly due to lower average realised prices for iron ore, metallurgical coal and copper combined with the divestment of BHP Mitsui Coal (BMC) in FY2022, partially offset by higher average realised prices for thermal coal and nickel.

Higher sales volumes were achieved across Copper, Iron Ore and Nickel supported by record production at Olympic Dam, Spence and WAIO. Olympic Dam sales volumes increased following the completion of the planned major smelter maintenance campaign in the prior period. Escondida sales volumes increased mainly due to favourable feed grade and higher throughput was achieved at the Spence Growth Option (SGO). Minimal disruptions from COVID-19 also supported higher volumes across the Group.

For information on our average realised prices and production of our commodities refer to OFR 9.

Total expenses excluding net finance costs of US$31.9 billion decreased by US$0.5 billion, or 2 per cent from FY2022. This reflected lower third-party commodity purchases of US$1.1 billion mainly at Antamina due to lower copper prices, lower depreciation, amortisation and impairment expense of US$1.1 billion reflecting the increase in mine life at Yandi in FY2022, lower depreciation of index-linked freight contracts and the non-recurrence of impairment at Cerro Colorado in FY2022. Expenses were also lower due to the non-recurrence of corporate structure unification costs in FY2022 of US$0.4 billion. Partially offsetting these impacts was an increase in raw materials and consumables expenditure of US$0.7 billion being the net impact of higher prices and the divestment of BMC in FY2022, combined with higher drawdown of inventories driven by higher production at Olympic Dam and Spence due to the completion of the planned major smelter maintenance campaign in the prior period and SGO, respectively.

Profit from equity accounted investments, related impairments and expenses of US$594 million increased by US$613 million from FY2022 reflecting the Samarco dam failure cost estimate update in FY2022 partially offset by lower Antamina profits driven by lower copper prices.

For more information on the total impact of the Samarco dam failure provision and impairment charges connected with equity accounted investments refer to Financial Statements note 3 ‘Exceptional items’ and Financial Statements note 13 ‘Impairment of non-current assets’ respectively.

Net finance costs of US$1.5 billion increased by US$0.6 billion, or 58 per cent from FY2022 primarily due to higher effective interest rates and the impact of US$5.0 billion additional borrowings used to fund the acquisition of OZ Minerals Limited (OZL).

For more information on net finance costs and the OZL acquisition refer to Financial Statements note 23 ‘Net finance costs’ and note 29 ‘Business combinations’ respectively.

Total taxation expense of US$7.1 billion decreased by US$3.7 billion from FY2022 in line with lower profits primarily from lower average realised prices partially offset by US$0.3 billion Chilean tax reform impacts.

For more information on income tax expense refer to Financial Statements note 6 ‘Income tax expense’.

Principal factors that affect Underlying EBITDA

The following table and commentary describe the impact of the principal factors1 that affected Underlying EBITDA for FY2023 compared with FY2022.

	US$M
Underlying EBITDA for year ended 30 June 2022	40,634
Net price impact:
Change in sales prices	(9,182)	Lower average realised prices for iron ore, metallurgical coal, and copper, partially offset by higher average realised prices for thermal coal and nickel.

Price-linked costs	(83)	Higher coal royalties mainly as a result of the new Queensland Government royalty regime (despite lower prices) largely offset by lower Iron Ore royalties in line with lower prices.
	(9,265)
Change in volumes	1,545	Higher sales volumes achieved across copper, iron ore and nickel supported by record production at Olympic Dam, Spence and WAIO. Olympic Dam sales increased following the completion of the planned major smelter maintenance campaign in the prior period, Escondida sales increased mainly due to favourable feed grade, and higher concentrate throughput was achieved at the Spence Growth Option (SGO). Minimal disruptions from COVID-19 also supported higher volumes across the Group.
Change in controllable cash costs:
Operating cash costs	(1,318)	Primarily due to unfavourable inventory movements to ensure consistent feed to SGO at Spence and drawdown of inventory built during SCM21 in the prior period at Olympic Dam.

		Inventory drawdowns also occurred at Nickel West to mitigate disruption caused by heavy rain at Mt Keith and third-party ore quality and delivery issues, as well as at Cerro Colorado in preparation for closure in December 2023.

		Our coal operations also experienced higher costs due to increased maintenance, labour costs and inventory drawdowns due to impacts of significant wet weather at BMA. NSWEC experienced higher freight costs at the NCIG coal export terminal.
Exploration and business development	(108)	Higher exploration spend for drilling activities at Oak Dam at Olympic Dam.
	(1,426)
Change in other costs:
Exchange rates	667	Impact of movements in the Australian dollar and Chilean peso against the US dollar.

Inflation	(1,412)	Impact of inflation on the Group’s cost base.

Fuel, energy, and consumable price movements	(272)	Predominantly higher diesel, explosives and ammonia prices.

Non-cash	7

One-off items	(411)	Includes the review of employee allowances and entitlements, and OZL acquisition costs.
	(1,421)
Ceased and sold operations	(1,434)	Divestment of BHP’s 80 per cent interest in BMC in FY2022.

New and acquired operations	57	Contribution from the recently acquired operations of OZL in FY2023.

Other items	(734)	Includes lower recovery of freight costs caused by movements in the freight index on continuous voyage charter (CVC) voyages and decreased profit from Antamina driven by lower average copper realised prices.
Underlying EBITDA for year ended 30 June 2023	27,956

1	For information on the method of calculation of the principal factors that affect Underlying EBITDA, refer to OFR 10.2.

Business combinations

On 2 May 2023, the Group acquired 100 per cent of the issued share capital of OZ Minerals Limited (OZL) for a net cash consideration of US$5.9 billion, being A$26.50 (at the average hedged exchange rate of AUD/USD 0.6681) per OZL share over 337,314,920 shares less US$0.1 billion of cash and cash equivalents acquired. Acquisition related costs of US$0.1 billion have been expensed and included in other operating expenses in the income statement.

For more information refer to Financial Statements note 29 ‘Business combinations’.

Cash flow

The following table provides a summary of the Consolidated Cash Flow Statement contained in Financial Statements 1.4, excluding the impact of foreign currency exchange rate changes on cash and cash equivalents.

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Net operating cash flows from Continuing operations	18,701	29,285	25,883
Net operating cash flows from Discontinued operations	–	2,889	1,351

Net operating cash flows	18,701	32,174	27,234

Net investing cash flows from Continuing operations	(13,065)	(4,973)	(6,325)
Net investing cash flows from Discontinued operations	–	(904)	(1,520)
Net cash completion payment on merger of Petroleum with Woodside	–	(683)	–
Cash and cash equivalents disposed on merger of Petroleum with Woodside	–	(399)	–

Net investing cash flows	(13,065)	(6,959)	(7,845)

Net financing cash flows from Continuing operations	(10,315)	(22,734)	(17,884)
Net financing cash flows from Discontinued operations	–	(33)	(38)

Net financing cash flows	(10,315)	(22,767)	(17,922)

Net (decrease)/increase in cash and cash equivalents	(4,679)	2,448	1,467

Net (decrease)/increase in cash and cash equivalents from Continuing operations	(4,679)	1,578	1,674
Net increase/(decrease) in cash and cash equivalents from Discontinued operations	–	1,952	(207)
Net cash completion payment on merger of Petroleum with Woodside	–	(683)	–
Cash and cash equivalents disposed on merger of Petroleum with Woodside	–	(399)	–

Net operating cash inflows from Continuing operations of US$18.7 billion decreased by US$10.6 billion. This is primarily due to significantly lower average realised prices and the inflationary impacts on the cost base partially offset by favourable foreign exchange movements.

Net investing cash outflows from Continuing operations of US$13.1 billion increased by US$8.1 billion. This increase primarily reflects the US$5.9 billion acquisition of OZL completed on 2 May 2023, higher capital expenditure of US$0.9 billion which includes major projects such as Jansen Stage 1 and also the non-recurrence of net proceeds received in the prior period related to the sale of BHP’s 80 per cent interest in BMC to Stanmore Resources Limited of US$1.3 billion.

For more information on the acquisition of OZL and a breakdown of capital and exploration expenditure on a commodity basis refer to Financial Statements note 29 ‘Business combinations’ and OFR 9 respectively.

Net financing cash outflows from Continuing operations of US$10.3 billion decreased by US$12.4 billion. This decrease mainly reflects lower dividends paid to BHP shareholders of US$4.6 billion and higher proceeds from interest bearing liabilities of US$7.0 billion primarily reflecting funding for the OZL acquisition.

For more information refer to Financial Statements note 21 ‘Net debt’.

Underlying return on capital employed (ROCE) of 28.8 per cent decreased by 19.9 percentage points (FY2022: 16.2 percentage point increase) reflecting the significant decrease in profit after taxation excluding net finance costs and exceptional items of US$10.9 billion primarily due to lower average realised prices and inflationary impacts on the cost base.

For more information on ROCE refer to OFR 10.

The comparisons for the year ended 30 June 2022 to 30 June 2021 in connection with Financial results, Principal factors that affect Underlying EBITDA and Cash flow have been omitted from this annual report on Form 20-F and can be found in our annual report on Form 20-F for the fiscal year ended 30 June 2022, filed on 6 September 2022.

4.4    Debt and sources of liquidity

Our policies on debt and liquidity management have the following objectives:

•	a strong balance sheet through the cycle

•	diversification of funding sources

•	maintain borrowings and excess cash predominantly in US dollars

Interest bearing liabilities, net debt and gearing

At the end of FY2023, Interest bearing liabilities were US$22.3 billion (FY2022: US$16.4 billion) and Cash and cash equivalents were US$12.4 billion (FY2022: US$17.2 billion). This resulted in Net debt of US$11.2 billion, which represented an increase of US$10.8 billion compared with the net debt position at 30 June 2022. This was primarily due to net investing cash flows (including the acquisition of OZ Minerals), and dividend payments, which more than offset the operating cash flows generated. Gearing, which is the ratio of Net debt to Net debt plus Net assets, was 18.7 per cent at 30 June 2023, compared with 0.7 per cent at 30 June 2022.

For more information on Net debt and gearing refer to Financial Statements note 21 ‘Net debt’ and OFR 10.

During FY2023, gross debt increased by US$5.9 billion to US$22.3 billion as at 30 June 2023. This increase includes the drawdown of the US$5.0 billion OZ Minerals acquisition facility in April 2023 and US$2.75 billion US bond issuance in February 2023. The Group also redeemed £0.6 billion of 6.5 per cent GBP hybrid notes in October 2022, repaid €0.4 billion of 0.75 per cent EUR senior notes that matured on 28 October 2022 (the balance following an early repurchase program) and repaid CAD$0.8 billion of 3.23 per cent CAD senior notes that matured on 15 May 2023.

At the subsidiary level, Escondida repaid US$0.4 billion of debt and received proceeds from debt of US$0.5 billion including the refinancing of a US$0.3 billion loan facility due to mature in the period.

Funding sources

In February 2023, the Group issued three tranches of USD bonds comprising US$1 billion 4.875 per cent bonds due 2026, US$1 billion 4.75 per cent bonds due 2028 and US$750 million 4.9 per cent bonds due 2033. In February 2023, the Group also entered into a US$5 billion syndicated loan facility to support the OZ Minerals acquisition and fully drew down on this facility in April 2023.

Our Group-level borrowing facilities are not subject to financial covenants. Certain specific financing facilities in relation to specific assets are the subject of financial covenants that vary from facility to facility, but this would be considered normal for such facilities.

In addition to the Group’s uncommitted debt issuance programs, we hold the following committed standby facility:

	Facility available 2023 US$M	Drawn 2023 US$M	Undrawn 2023 US$M	Facility available 2022 US$M	Drawn 2022 US$M	Undrawn 2022 US$M
Revolving credit facility[1]	5,500	–	5,500	5,500	–	5,500

Total financing facility	5,500	–	5,500	5,500	–	5,500

[1]

The facility is due to mature on 10 October 2026. The committed US$5.5 billion revolving credit facility operates as a back-stop to the Group’s uncommitted commercial paper program. The combined amount drawn under the facility or as commercial paper will not exceed US$5.5 billion. As at 30 June 2023, US$ nil commercial paper was drawn (FY2022: US$ nil), therefore US$5.5 billion of committed facility was available to use (FY2022: US$5.5 billion). A commitment fee is payable on the undrawn balance and interest is payable on any drawn balance comprising a reference rate plus a margin. The agreed margins are typical for a credit facility extended to a company with the Group’s credit rating.

For more information on the maturity profile of our debt obligations and details of our standby and support agreements refer to Financial Statements note 24 ‘Financial risk management’.

Information in relation to our material off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and commitments under leases at 30 June 2023 is provided in Financial Statements note 11 ‘Property, plant and equipment’, Financial Statements note 22 ‘Leases’ and Financial Statements note 34 ‘Contingent liabilities’, respectively.

In our opinion, working capital is sufficient for our present requirements. The Group’s Moody’s credit rating changed from A2/P-1 to A1/P-1 outlook stable (long-term/short-term) on 28 February 2023. The Group’s S&P Global rating has remained at A-/A-1 outlook stable (long-term/short-term). Credit ratings are forward-looking opinions on credit risk. Moody’s and S&P Global’s credit ratings express the opinion of each agency on the ability and willingness of BHP to meet its financial obligations in full and on time. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by an assigning rating agency. Any credit rating should be evaluated independently of any other information.

The following table expands on the net debt, to provide more information on the cash and non-cash movements in FY2023.

Year ended 30 June	2023 US$M	2022 US$M
Net debt at the beginning of the period	(333)	(4,121)

Net operating cash flows	18,701	32,174
Net investing cash flows	(13,065)	(6,959)
Net financing cash flows	(10,315)	(22,767)

Net (decrease)/increase in cash and cash equivalents from Continuing and Discontinued operations	(4,679)	2,448

Carrying value of interest bearing liability net (proceeds)/repayments	(4,893)	2,194

Carrying value of debt related instruments settlements/(proceeds)	677	–

Carrying value of cash management related instruments (proceeds)/settlements	(331)	(378)

Fair value change on hedged loans[1]	803	1,286
Fair value change on hedged derivatives[1]	(691)	(1,277)
Foreign currency exchange rate changes on cash and cash equivalents	(134)	(458)
Lease additions (excluding leases associated with index-linked freight contracts)	(472)	(736)
Acquisition of subsidiaries and operations[2]	(1,111)	–
Divestment and demerger of subsidiaries and operations	–	492
Other	(2)	217

Non-cash movements	(1,607)	(476)

Net debt at the end of the period	(11,166)	(333)

[1]

The Group hedges against the volatility in both exchange and interest rates on debt, and also exchange rates on cash, with associated movements in derivatives reported in Other financial assets/liabilities as effective hedged derivatives (cross currency and interest rate swaps), in accordance with accounting standards. For more information refer to Financial Statements note 24 ‘Financial risk management’.

[2]

US$1,111 million of Interest bearing liabilities were acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd. Excludes US$104 million cash acquired which is included in Net investing cash flows.

Dividends

Our dividend policy provides for a minimum 50 per cent payout of Underlying attributable profit (Continuing operations) at every reporting period.

The minimum dividend payment for the second half of FY2023 was US$0.67 per share. The Board determined to pay an additional amount of US$0.13 per share, taking the final dividend to US$0.80 per share (US$4.1 billion). In total, cash dividends of US$8.6 billion (US$1.70 per share) have been determined for FY2023.

The comparison for the year ended 30 June 2022 to 30 June 2021 has been omitted from this annual report on Form 20-F and can be found in our annual report on Form 20-F for the fiscal year ended 30 June 2022, filed on 6 September 2022.

5    Our assets

5.1  Minerals Australia

Minerals Australia includes operated assets in Western Australia, Queensland and New South Wales, focused on iron ore, metallurgical coal, nickel and energy coal. The commodities produced by our Minerals Australia assets are transported by rail and road to port and exported to our global customers.

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

There are four main WAIO joint ventures (JVs): Mt Newman, Yandi, Mt Goldsworthy (which includes the South Flank mining area) and Jimblebar. BHP’s interest in each is 85 per cent, with Mitsui and ITOCHU owning the remaining 15 per cent. The joint ventures are unincorporated, except Jimblebar.

BHP, Mitsui, ITOCHU and POSCO are also participants in the POSMAC JV. BHP’s interest in POSMAC is 65 per cent. The ore from the POSMAC JV is sold to the Mt Goldsworthy JV.

All ore is transported on the Mt Newman JV and Mt Goldsworthy JV rail lines. The Nelson Point port facility is owned by the Mt Newman JV and the Finucane Island facility is owned by the Mt Goldsworthy JV. On 7 September 2021, BHP received regulatory approval to increase our export capacity at WAIO’s Port Hedland operations up to 330 million tonnes per annum (Mtpa) (100 per cent basis). We are currently studying expansion alternatives for growth to 330 Mtpa with the feasibility study expected to be completed in CY2025.

Our near-term focus remains on stable production of 290 Mtpa of iron ore. Successful tie-in of capital projects, including the port debottlenecking project, is expected to enable growth in excess of 305 Mtpa in the medium term.

Key developments in FY2023

WAIO achieved record production of 253 million tonnes (Mt) or 285 Mt on a 100 per cent basis, reflecting continued strong supply chain performance, including rail performance and increased car dumper utilisation. South Flank remains on track to ramp up to full production capacity of 80 Mtpa (100 per cent basis) by the end of FY2024.

South Flank mining has transitioned to full autonomous haulage. The mine’s 41 Komatsu 903E trucks and 185 pieces of ancillary equipment have been fitted with automation kits and are fully operational across the mine’s autonomous operating zones. Since March 2022, we have delivered more than 3,000 training modules to help our people upskill into new roles, both on-site and in our remote operations centre in Perth. This training helps ensure everyone understands and can work safely in and around our autonomous fleet.

Yandi continues its end-of-life ramp down and is expected to provide supply chain flexibility with a lower level of production to continue for a few years.

The Shiploader Automation Project has continued to see success with the automation largely complete on two shiploaders and work is advancing with automation equipment installed on seven of BHP’s eight shiploaders. Together with autonomous haulage rollouts at South Flank and Newman West, these initiatives are expected to deliver significant safety, production and cost improvements as well as new job and development opportunities.

The Port Debottlenecking Project 1 is on track for completion in CY2024 with major milestones achieved to date, including the safe and successful completion of the stacker 6 upgrade and erection of the bucket wheel reclaimer 11 in the south yard.

BHP signed an agreement with BP Australia for a trial to assess hydrotreated vegetable oil (HVO) performance, suitability and GHG emission reduction capability in mining equipment at our Yandi operations. The trial has provided valuable insight and knowledge in renewable diesel and will be used to evaluate how renewable diesel may be a practical complementary transition pathway to support BHP’s operational decarbonisation plan.

Coal

BHP Mitsubishi Alliance

Overview

BHP Mitsubishi Alliance (BMA) (BHP ownership: 50 per cent) operates seven metallurgical coal mines – Goonyella Riverside, Broadmeadow, Daunia, Peak Downs, Saraji, Blackwater and Caval Ridge in the Bowen Basin, Queensland. BMA’s mines are open cut, except for the Broadmeadow underground longwall operation. A small proportion of BMA’s production is sold as energy coal. BMA has access to infrastructure, including a modern, multi-user rail network, and owns and operates its own coal-loading terminal at Hay Point, near Mackay. BMA has contracted capacity at two other multi-user port facilities – the Port of Gladstone (RG Tanna Coal Terminal) and Dalrymple Bay Coal Terminal (DBCT). In February 2023, we announced together with Mitsubishi Development Pty Ltd our intention to pursue options to divest the Daunia and Blackwater mines. The process for this potential divestment is progressing in line with our plans.

Key developments in FY2023

BMA production of 29 Mt (58 Mt on a 100 per cent basis) was in line with the prior period. The slowdown in production resulting from the significant wet weather experienced in the first three quarters was offset by strong underlying operational performance, in particular, continued improvement in truck productivity at Goonyella and Daunia following the completion of their transitions to autonomous fleet. Production for the period was further supported by a drawdown of raw coal inventory and improved labour availability compared to the prior period.

With the full automation of BMA’s Daunia and Goonyella truck fleets complete, (the latter being the largest autonomous truck fleet used at an operating coal mine in the world) the safety and productivity benefits associated with these transformations are being realised by BMA. On safety, our high-potential vehicle interaction events are down 48 per cent at Daunia and Goonyella highlighting the compelling case for automation. With our teams trained and continuing to build further capability in the new roles required by automation, significant productivity improvement is being delivered across both operations (with Goonyella achieving its highest ever truck hours in May 2023) translating to more productive material movement with further upside potential.

During the year, BMA continued with the fabrication and installation of a replacement berth structure and shiploader at Hay Point Coal Terminal. The project is well advanced and the resilience of the shiploader to significant weather and major cyclone events has improved. The project is on track to commission the replacement berth structure and shiploader in Q1 FY2024.

While we intend to continue to invest in the productivity of our existing assets, BMA is not making significant new investments in Queensland given the changes to the royalty regime imposed by the State Government in FY2023, which have increased risk and reduced competitiveness of investments in the state.

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

On 16 June 2022, we announced we would retain NSWEC in our portfolio, seek the relevant approvals to continue mining beyond the current consent that expires at the end of 2026 and proceed with a managed process to cease mining at the asset by the end of FY2030. Continuation of mining to the end of FY2030 is intended to provide the time to work with our people and the local community on an equitable change and transition approach as well as the time to plan and execute the necessary works for a positive legacy of BHP mining in the Hunter Valley.

Key developments in FY2023

NSWEC production increased by 3 per cent to 14.2 Mt driven by an improvement in weather conditions in the second half and an uplift in truck productivity compared to the prior period. Additional deployed capacity into a new mining area also resulted in an uplift in prime stripping volumes. Production for FY2024 is expected to be between 13 and 15 Mt.

Higher-quality products made up 77 per cent of sales, compared to 89 per cent in the prior period, reflecting the impacts of the change in export market conditions and the commencement of domestic sales under the New South Wales Government Coal Market Price Emergency Directions (Directions for Coal Mines) in the June 2023 quarter. The reservation allocation for FY2024 is expected to be at least 0.7 Mt in line with the Directions for Coal Mines.

The New South Wales Parliament passed legislation in late December 2022 amending the Energy and Utilities Administration Act 1987 to give the New South Wales Government powers to declare a ‘coal market price emergency’ and impose a price cap on coal used in New South Wales power generators. These powers were enacted immediately (for a period from 22 December 2022 until 30 June 2024) for existing coal producers who sold domestically and were then extended on 30 January 2023 to include export-only coal producers (including NSWEC).

NSWEC commenced delivering its allocation of 0.175 Mt per quarter as prescribed in the Directions for Coal Mines in April 2023. As NSWEC’s cost of production exceeds the price cap prescribed under the Directions, NSWEC applied for a higher cap price utilising the process and guidance provided by the New South Wales Government and the Australian Energy Regulator (AER), which was granted in June 2023.

Nickel

Nickel West

Overview

Nickel West (BHP ownership: 100 per cent) is a fully integrated nickel business located in Western Australia, with three streams of concentrate. It comprises open-cut and underground mines, concentrators, a smelter and refinery. Nickel West owns the majority of tenements of known resource in the Agnew-Wiluna basin in Western Australia.

Disseminated sulphide ore is mined at the Mt Keith open-pit operation and Mt Keith Satellite mine (Yakabindie) and crushed and processed on-site to produce nickel concentrate. Nickel sulphide ore is mined at the Cliffs and Leinster underground mines and processed through a concentrator and dryer at Leinster. A concentrator plant in Kambalda processes ore and concentrate purchased from third parties.

The three streams feed the Kalgoorlie nickel smelter, which uses a flash furnace to produce nickel matte. The Kwinana nickel refinery then turns this into nickel powder, briquettes and nickel sulphate.

Key developments in FY2023

Nickel West production increased by 4 per cent to 80 kilotonnes (kt) due to an increased proportion of concentrate and matte products and inventory drawdowns. This was partially offset by the slower than planned ramp up of the refinery following planned maintenance in the December 2022 quarter and a heavy rain event at the Mt Keith operations in early April 2023 impacting mine progression.

During the year, Nickel West experienced ongoing issues with the quality and volume of ore deliveries from Mincor Resources containing high levels of arsenic, and in March advised it would no longer accept off-specification product. In the second half, Nickel West purchased more third-party products compared to the first half, including higher cost third-party concentrate to offset the impact of the ore supply issues.

In conjunction with Nickel West, TransAlta has completed the construction of the Northern Goldfields Solar Project, a large-scale, off-grid mining solar and battery energy storage system, to help power Nickel West’s Mt Keith and Leinster operations. The project includes a solar farm at Mount Keith and a solar farm and battery energy storage system at Leinster. Early-stage project commissioning began in the June 2023 quarter with energisation due for completion in August 2023. The project will reduce Scope 2 emissions and is a key deliverable in Nickel West’s Path to Net Zero strategy.

West Musgrave

Overview

The West Musgrave Project (BHP ownership: 100 per cent; acquired as part of OZ Minerals) is a greenfield nickel and copper project located on Ngaanyatjarra Country in the West Musgrave Ranges of Western Australia, approximately 1,300 kilometres northeast of Perth and 1,400 kilometres northwest of Adelaide, near the intersection of the borders of Western Australia, South Australia and the Northern Territory.

Key developments in FY2023

A final investment decision was taken in September 2022 with construction commencing in the December 2022 quarter (prior to the acquisition of OZ Minerals by BHP). Initial project activities focused on the continued recruitment of project execution and operations readiness personnel, procurement of certain long-lead items, execution of key contracts and critical path on-site activities. Site activities have progressed safely, including the commencement of bulk earthworks to establish key infrastructure such as the minerals processing plant and living hub. Other key activities include quarry operations, mobilisation and commissioning of concrete batch plant facilities as well as installation of the construction village and facilities.

5.2    Copper South Australia

Copper South Australia comprises surface and underground mining operations in one of the world’s most significant copper, gold, silver and uranium basins. Copper South Australia was formed upon our acquisition of OZ Minerals in May 2023 and combines our Olympic Dam operated asset with the acquired operated assets of Carrapateena and Prominent Hill. The underground mining and conventional crushing operations of Carrapeteena and Prominent Hill produce copper concentrate and are located in close proximity to the mining and integrated crushing, grinding, concentrating, smelting and refining operations of Olympic Dam, which produces copper cathode. The commodities produced by Copper South Australia are transported by road and rail to our domestic customers and via the Adelaide and Whyalla ports to be exported to our global customers.

Copper

Olympic Dam

Overview

Located on Kokatha Country in the Gawler Craton, South Australia, Olympic Dam (BHP ownership: 100 per cent) is one of the world’s most significant deposits of copper, gold, silver and uranium. It comprises underground and surface operations and is a fully integrated processing facility from ore to metal.

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

Key developments in FY2023

Olympic Dam achieved a record cathode production outcome under BHP operatorship of 212 kt, primarily driven by record concentrator and smelter performance. Record total material milled was achieved at 10.8 Mt (10.5Mt FY2011) and record concentrate smelted was achieved at 508 kt (471 kt FY2016). The strong plant performance was delivered following the successful major smelter maintenance campaign in FY2022 and through debottlenecking programs of existing facilities. Record gold production was also delivered in FY2023 at 186 thousand troy ounces (koz) (146 koz FY2021).

The underground mine continues to develop further into the Southern Mine Area, with ~65 per cent of total ore production currently from this part of the mine. Average copper grade remains strong at 2.04 per cent and investment over the past few years has enabled mine performance to lift to 9.3 Mt (8.8 Mt FY2022). The short-term focus is on optimising operational performance and debottlenecking existing facilities to further improve production performance.

Olympic Dam signed a renewable Power Purchase Agreement (PPA) with Neoen, which is expected to meet half of Olympic Dam’s electricity needs from FY2026 based on current forecast demand.

On 29 March 2023, BHP received environmental approval from the South Australian State Government for Oak Dam’s next phase exploration program. Resource definition drilling has since increased to nine deep directional diamond drill rigs on the exploration licence (EL) at the end of FY2023 with 11 rigs planned by November 2023. BHP is also installing a 150-room accommodation village and support facilities adjacent to the drilling target area.

Carrapateena

Overview

Carrapateena (BHP ownership: 100 per cent; acquired as part of OZ Minerals) is an underground copper, gold and silver mine located on Kokatha Country in the Gawler Craton, South Australia, approximately 180 kilometres by road southeast of Olympic Dam and 160 kilometres north of Port Augusta.

Underground mining at Carrapateena is by sub-level caving. Conventional crushing, grinding and flotation produces copper concentrate.

Key developments in FY2023

In the two months since acquisition, Carrapateena produced 11.7 kt of copper concentrate.

The Carrapateena cave safely propagated to surface at the end of CY2022 (prior to the acquisition of OZ Minerals by BHP), which was an important de-risking event for the mine.

Progress was also made on converting the bottom half of the Carrapateena mine from a sub-level cave to a block cave, with the aim of unlocking the mine’s potential to be a multigenerational, low quartile cash cost producing province. Significant progress was made during the year on enabling underground infrastructure, such as crushers and ventilation. The tailings storage facility main embankment Stage 2 lift was completed and a new regrind mill was commissioned.

Prominent Hill

Overview

Prominent Hill (BHP ownership: 100 per cent; acquired as part of OZ Minerals) is an underground copper, gold and silver mine located on Antakirinja Country in the Gawler Craton, South Australia, 200 kilometres northwest of Olympic Dam.

Prominent Hill was first developed as an open-pit mine, however, mining activities are currently principally underground via sub-level open stoping. Conventional crushing, grinding and flotation produce copper concentrate.

Key developments in FY2023

In the two months since acquisition, Prominent Hill produced 8.2 kt of copper concentrate.

Tuuka, the main access decline that enables shaft sinking, continued to progress. Shaft works advanced, including shaft pre-sinking with the pilot hole complete and back reaming underway. Headframe lift is anticipated in early FY2024. The installation of underground primary ventilation fans was completed. Work on the permanent refrigeration works advanced with the supply and installation of the condenser units and supporting structure.

5.3    Minerals Americas

The Minerals Americas asset group includes projects, operated assets and non-operated joint ventures in Canada, Chile, Peru, the United States and Brazil.

Our operated copper assets in the Americas, Escondida and Pampa Norte, are open-cut mines that produce copper concentrate and copper cathodes. The non-operated assets in the Minerals Americas portfolio are open-cut mines that produce copper (Antamina) and iron ore (Samarco). We have a 100 per cent interest in the Jansen Potash Project in Canada and a 45 per cent interest in the Resolution Copper Project in the United States. The commodities produced by our Minerals Americas assets are transported to port by pipeline, rail or road and exported to customers around the world.

Copper

Escondida

Overview

Escondida (BHP ownership: 57.5 per cent) is a leading producer of copper concentrate and cathodes, with by-products including gold and silver, and cathodes. It is located in the Atacama Desert in northern Chile.

Escondida’s two pits feed three concentrator plants, as well as two leaching operations (oxide and sulphide).

Key developments in FY2023

Escondida copper production increased by 5 per cent to 1,055 kt primarily due to higher concentrator feed grade of 0.82 per cent, compared to 0.78 per cent in FY2022. The positive impact of the higher grade was partially offset by the impact of road blockades across Chile as part of civil unrest in the December 2022 quarter, which reduced availability of some key mine supplies. Full-year production came in at the low end of revised guidance largely as a result of measures implemented to manage geotechnical events in a high-grade section of the Escondida pit. These included a resequencing of the mine plan, resulting in lower-than-anticipated volumes of mined ore and increased processing of lower grade stockpiles through the concentrators. Escondida Cathodes was awarded the Shingo prize for operational excellence by the Shingo Institute – an organisation that helps companies achieve operational excellence through the principles in the Shingo Model – Cultural Enablers, Continuous Improvement, and Enterprise Alignment.

Pampa Norte

Overview

Pampa Norte (BHP ownership: 100 per cent) consists of two assets in the Atacama Desert in northern Chile – Spence and Cerro Colorado.

Spence produces copper cathodes and copper concentrate, with by-products including gold, silver and molybdenum.

Cerro Colorado produces copper cathodes. Its current environmental licence expires at the end of CY2023.

Key developments in FY2023

Pampa Norte copper production increased by 3 per cent to 289 kt, including a record 240 kt at Spence and 49 kt at Cerro Colorado. This was largely a result of higher concentrator throughput at the Spence Growth Option (SGO), partially offset by lower production at Cerro Colorado as it transitions towards closure.

We continue to closely monitor the previously identified anomalies in the Spence tailings storage facility (TSF) and are aiming to ensure safe operational conditions. In order to remediate the anomalies, changes to the original TSF design will be required and further study is being undertaken. In collaboration with the Engineer of Record, Independent Tailings Review Board and expert consultants, work is ongoing to finalise the schedule, scope and cost of the TSF design, including through studies, site characterisation and modelling. Production guidance at Spence remains subject to the remediation of the TSF anomalies.

Cerro Colorado is transitioning to closure by December 2023. Operating costs at Cerro Colorado are expected to be approximately US$70 million and US$45 million for the December 2023 and June 2024 half years, respectively. We are exploring options to extend the life of Cerro Colorado, including through the use of leaching technologies and desalinated water, which could see the operation restart in approximately 2030, subject to environmental approvals.

Potash

Jansen Potash Project

Overview

The Jansen Potash Project (BHP ownership: 100 per cent) is located about 140 kilometres east of Saskatoon, Canada.

Jansen’s large resource provides the opportunity to develop the project in stages, with Jansen Stage 1 (Jansen S1) expected to produce approximately 4.35 Mt of potash per annum on completion, which is expected in late CY2026, and sequenced brownfield expansions of up to 12 Mtpa (approximately 4 Mtpa per stage).

BHP holds mineral leases covering around 9,600 square kilometres in the Saskatchewan potash basin.

Key developments in FY2023

Jansen S1 is tracking in line with our plan and was 26 per cent complete as at 30 June 2023. During FY2023, we completed all piling activities for the mill and storage facilities. The feasibility study for Jansen Stage 2 continues to progress and is on track to be completed during FY2024.

Non-operated minerals joint ventures

Copper

Antamina

Overview

Antamina (BHP ownership: 33.75 per cent) is a large, low-cost copper and zinc mine in north central Peru with by-products, including molybdenum and silver. Antamina is operated independently by Compañía Minera Antamina S.A.

Key developments in FY2023

Antamina copper production decreased by 8 per cent to 138 kt (BHP share) reflecting lower copper feed grades, partially offset by higher throughput. Zinc production was 1 per cent higher at 125 kt (BHP share) reflecting higher throughput.

In FY2022, Antamina submitted to Peruvian authorities a Modification of the Environmental Impact Assessment to sustain mine life from 2028 to 2036 entirely within Antamina’s current operational area. During FY2023, Antamina continued to monitor the progress of the permitting process and provided supplementary information to the Peruvian authorities as required.

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

Key developments in FY2023

During FY2023, Resolution continued the engineering and permitting phase of the project. The project is subject to a federal permitting process led by the US Forest Service. The US Forest Service published a Final Environmental Impact Statement in January 2021, which was rescinded in March 2022 to allow additional environmental analysis and consultation with Native American Tribes. The US Forest Service has indicated there is no timeline for republication of the Final Environmental Impact Statement and the process is subject to three lawsuits, which have been filed against the US Forest Service on behalf of Native American Tribe members and non-government organisations. Resolution has publicly stated its commitment to deepening ongoing engagement with Native American Tribes and other stakeholders while also collaborating to create shared value opportunities. The US Government has continued to consult with Native American Tribes. Through the process of consultation, the US Government has identified areas of cultural heritage and mitigation strategies. The consultation process has led to changes in the project design to mitigate potential impacts.

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

Samarco’s operations were suspended in November 2015 after the Fundão dam failure. Since its restart in December 2020, 80 per cent of the tailings generated are filtrated and dry stacked, and 20 per cent are deposited in a confined pit enabling Samarco to operate without a conventional tailings dam structure.

Key developments in FY2023

Samarco produced 4.5 Mt of iron ore pellets and ore fines in FY2023 (BHP share). Samarco is currently operating at 26 per cent of its total 26 Mtpa production capacity and has shipped more than 20 Mt of pellets and fines since the resumption of operations in December 2020. In June 2023, Samarco received investment approval to increase its production capacity to approximately 60 per cent of its full production capacity by early CY2025. This will involve restarting the second concentrator and third pelletising plant, expanding the existing filtration plant and increasing the mine fleet.

Samarco has been progressively decommissioning its upstream tailings dam structures in accordance with Brazilian legislation. During FY2023, decommissioning works for the smaller of the two tailings dams, the Germano Pit dam, were completed. The progressive decommissioning of the remaining upstream tailings dam structure, the Germano Main dam, is planned for completion by FY2029. These structures have been certified by independent third parties as stable and are following local stability and monitoring requirements.

Samarco is continuing broader studies to review solutions for Samarco to operate without tailings dams beyond FY2030. For more information on the Fundão dam failure and the response refer to OFR 7.

5.4    Commercial

BHP’s Commercial function seeks to maximise commercial and social value while minimising costs across the end-to-end supply chain. The function is organised around core activities in our value chain, supported by credit and market risk management and strategy, planning and integrity activities.

Sales and Marketing

Sales and Marketing connects BHP’s resources to markets through commercial expertise, sales and operations planning, customer insights and proactive risk management. It presents a single face to market across multiple assets, with a view to realising maximum value for our products and supporting sustainability initiatives in our downstream supply chain.

Maritime and Supply Chain Excellence

Maritime and Supply Chain Excellence manages BHP’s enterprise-wide maritime transportation strategy and the chartering of ocean freight to meet BHP’s inbound and outbound transportation needs. It focuses on supply chain excellence and sourcing cost-efficient marine freight in addition to partnering within the maritime ecosystem on initiatives intended to support reductions in the GHG emission intensity of BHP-chartered shipping of our products. It also seeks to manage supply chain risk by vetting the safety performance of the ships loading BHP cargo.

Procurement

Our global Procurement team connects asset teams and suppliers to procure the goods and services used by our projects, operated assets and functions globally. Procurement partners with our suppliers to optimise equipment performance, reduce operating costs, optimise working capital and generate social value. Through innovation, we work with suppliers to support reductions in the GHG emission intensity of inbound goods and services and the operational GHG emissions of our operated assets. Procurement manages supply chain risk, fosters supplier innovation and looks to develop positive and enduring relationships with global suppliers and local businesses in the communities where we operate.

Market Analysis and Economics

Our Market Analysis and Economics team develops BHP’s proprietary view on the outlook for commodity demand and prices, as well as our input costs, the world economy and financial markets and the impact of climate change. The team works with our Procurement, Maritime and Sales and Marketing sub-functions to help optimise end-to-end commercial value and with the Portfolio Strategy and Development and External Affairs functions to identify and respond to long-run strategic changes in our operating environment.

6    Sustainability

Sustainability is key to our purpose of bringing people and resources together to build a better world. We seek to achieve our purpose through collective effort, including partnering with suppliers and customers to make our business more sustainable and contribute to global sustainable development goals.

For more information on BHP’s approach to and definition of sustainability refer to this OFR 6 and Additional information 10.4

6.1    Safety

A culture that embraces care and trust as core values is fundamental to achieving improved outcomes.

Our highest priority is to protect the safety and wellbeing of our workforce and the communities where we operate. Tragically, we lost two of our colleagues in FY2023. We recognise the severity and impact of these events and place importance on continuing to provide support to families, friends and colleagues of Jody Byrne at Western Australia Iron Ore (WAIO) and Nathan Scholz at Olympic Dam.

We continue to focus on building resilience within our safety systems and processes, by identifying areas of organisational improvement and strengthening our control environment.

Our leaders are also reinforcing that it is safe to speak up in their engagements with our workforce in order for us to learn and improve. We recently held a senior leadership conference dedicated to safety and senior leaders cascaded key themes from the conference to their teams to help re-emphasise the importance of working together to build and sustain a strong safety culture.

The investigation into Jody Byrne’s death has been completed and findings shared with industry peers. The Olympic Dam investigation into Nathan Scholz’s death is ongoing. Through the investigations into these events, we will seek to identify lessons that can be shared and applied across our whole organisation to prevent or significantly reduce the likelihood and severity of recurrence, including potential ongoing improvements to our risk framework and underpinning culture.

We also recognise it is vital to learn from everyday successful work and from others across the mining and other high-risk industries in our effort to learn faster and improve our approach to workplace safety.

In FY2023, as part of our safe, inclusive and future-ready workforce social value pillar, our criteria for reporting life-altering injuries and illnesses was further developed.

Life-altering injuries and illnesses include cases that are serious at the point of diagnosis as well as those cases that may initially be considered less severe but may result in the prolonged inability to return to full duties. By measuring this metric, we believe we can better focus our organisational efforts on reducing these injuries and illnesses from occurring and improve our return-to-work management strategies and workforce health and wellbeing.

Our safety performance

In FY2023 we recorded:12

•	two fatal incidents in which two colleagues lost their lives

•

an increase of 13 per cent in the high-potential injury frequency rate from FY2022. The highest number of events with potential for one or more fatalities was related to vehicle and mobile equipment accidents. High-potential injury trends remain a primary focus to assess progress against our most important safety objective, eliminating fatalities

•

an increase in total recordable injury frequency (TRIF) of 9 per cent from FY2022. The highest number of recordable injuries was related to slips, trips and falls for employees, followed by caught between objects. For contractors, the highest number of recordable injuries was for caught between objects

•

a consistent application of field leadership activities, which occurred at a ‘sustainable frequency rate’ of 9,383 activities per million hours worked with over 1.6 million activities completed. Scheduled activities compared to non-scheduled activities increased by 3 per cent from FY2022 and coaching increased by nearly 3 per cent from FY2022

•	four safety fines at our operated assets

[12]	Data excludes OZ Minerals.

Performance data – workforce health and safety for FY2023[1,2]

High-potential injury events[3]

Year ended 30 June	2023	2022	2021	2020
High-potential injuries[4,7]	30	24	33	42

		Employees		Contractors
High-potential injury frequency[5]		0.03		0.04

Total recordable injury frequency (per million hours worked)

Year ended 30 June	2023	2022	2021	2020
Total recordable injury frequency[6]	4.5	4.1	3.8	4.3

		Employees		Contractors
Total recordable injury frequency[5]		1.01		0.81

1   Data excludes OZ Minerals.

2   Data excludes OZ Minerals exposure hours and Discontinued operations, as follows: BHP Mitsui Coal (sale completed 3 May 2022) and operated assets in our Petroleum business up to the date of the merger with Woodside (1 June 2022).

3   High-potential injury includes injuries with fatality potential. The basis of calculation was revised in FY2020 from event count to injury count as part of a safety reporting methodology improvement.

4   One additional event from FY2022 was reclassified to be a high-potential injury post FY2022, updating the total from 23 to 24.

5   Employee and contractor frequency per 200,000 hours worked.

6   Combined employee and contractor frequency per 1 million hours worked.

7   OZ minerals exposure hours and high-potential injuries are excluded from this calculation. Since the acquisition of OZ Minerals on 2 May 2023, there have been three high-potential injuries recorded at former OZ Minerals assets.

We have a sustained focus on improving our management of risk, via our existing programs and systems, such as:

•	Fatality Elimination Program

•	Integrated Contractor Management Program

•	Field Leadership Program

We aim to continue to enhance the application of these programs and systems in FY2024 and to continue to learn and improve. We greatly value the opportunity to learn from and collaborate with others across our industry and within similar high-risk work environments. An example of this is our key role in supporting the International Council on Mining and Metals (ICMM) in its work to encourage the development and adoption of capable solutions across diesel particulate matter emission reduction and the elimination of fatalities related to vehicle interaction.

Fatality Elimination Program

The tragic loss of two colleagues has amplified the importance of our Fatality Elimination Program (FEL) even further. It is paramount that we learn and improve from these tragic events and remain committed to our goal to have no fatalities.

We are seeking to enhance the effectiveness of the Fatality Elimination Program by operationalising our recent fatality investigation learnings. While BHP’s top 10 material risks are predominately associated with actual high-potential and near miss events, which has driven the development of Fatality Elimination Program control management plans at our assets, we recognise there are ongoing improvement opportunities relating to the development, verification and validation of critical controls for other material risks.

In FY2023 we:

•	continued implementation of the five-year fatality elimination roadmap, including the recommended sequencing of strengthened controls based on effort, cost and near miss reduction impact

•

continued our ongoing quarterly review routine of high-potential near miss and actual events to ensure we remain focused on the relevant risks and conditions that may increase the likelihood of accidents

•

undertook an internal audit across Minerals Australia operated assets (December 2022) to assess the adequacy of controls identified under the respective Fatality Elimination Program plans. Key audit findings and recommendations identified the opportunity to improve the approach to the overall FEL program progress reporting and provision of supporting evidence. A Minerals Americas operated assets audit is planned for FY2024

The fatality risk management framework will be reviewed to determine if there are any opportunities for improvement in FY2024 following a review of the fatality investigation findings.

Integrated Contractor Management Program

Our commitment to safety includes for the many thousands of contractors who represent a large part of our total workforce.

Our Integrated Contractor Management Program is designed to make it safer and easier for contractors to work with us. Introduced in FY2020, the program is focused on building long-term mutually beneficial relationships, integrating and simplifying processes and systems, and creating an inclusive, respectful and caring workforce culture. Since its introduction, the program has standardised roles and responsibilities of contract owners and promoted improved partnerships with BHP service providers.

We undertook assurance and audit activities in FY2023, assessing controls against the global Our Requirements for Contractor Management standard and continued to use the contractor perception survey in parallel with our employee perception survey.

Field Leadership Program

Leaders spending time in the field helps maintain safe operations. Our global Field Leadership Program encourages the workforce to provide feedback to their leaders about safety to reinforce an interdependent culture of safety. It involves leaders engaging with workers in the field to drive a common approach to improving health, safety and environment (HSE) performance. The program helps verify that critical safety controls are in place, being applied and are effective in managing risks that have the potential to result in fatalities.

In FY2023 we:

•	continued to improve the quality of field leadership activities by increasing coaching and delivery of field leadership engagements

•	conducted field leadership activities to support the verification of risks that have the potential to result in fatalities across our operated assets

•	continued to embed the global, standardised field leadership procedure designed to increase the effectiveness of field leadership activities across the business

•

leveraged predictive data analytics to initiate a ‘critical control observation uplift program’ during the end of the calendar year holiday season, to focus each respective operation on potential hot spots and blind spots

More information on safety is available at bhp.com/safety

6.2    Our sustainability approach

Our approach to sustainability includes identifying opportunities to create a positive contribution to society through social value. Our approach to social value, including the targets and goals we have set for ourselves, is outlined in OFR 6.5. We recognise our business interacts with a range of material sustainability issue areas and governance of our approach to managing our potential and actual impacts is key to operating more sustainably.

For information on governance of sustainability refer to OFR 6.3

Reporting standards and frameworks

We commit to a number of sustainability frameworks, standards and initiatives and we disclose data both as required by law and according to the requirements of those frameworks, standards and initiatives. This is detailed in the BHP ESG Standards and Databook 2023. The BHP ESG Standards and Databook 2023 is available at bhp.com/sustainability

In FY2023, we engaged with government, standard setting regulatory bodies and organisations on new standards or updates to existing standards and investor-led initiatives including providing feedback to:

•	the Global Reporting Initiative (GRI) on the Mining Sector Standard exposure draft

•	the Taskforce on Nature-related Financial Disclosures (TNFD) Forum

•	the International Sustainability Standards Board (ISSB)

•	the Australian Government’s initial consultation on climate-related financial disclosure

Our Modern Slavery Statement 2023, prepared under the Australian Modern Slavery Act (2018) and UK Modern Slavery Act (2015), provides additional information regarding our management of modern slavery risks.

Our Modern Slavery Statement 2023 is available at bhp.com/-/media/Documents/Investors/Annual-Reports/2023/230822_bhpmodernslaverystatement2023

OZ Minerals integration

We are integrating the former OZ Minerals’ operations and functions into our business, following our acquisition of OZ Minerals on 2 May 2023. We will seek opportunities to learn from and leverage effective practices from OZ Minerals as we integrate.

This Report includes the OZ Minerals sustainability-related data and information that is required to be disclosed under legal and regulatory requirements or necessary to meet applicable voluntary standards and benchmarks. Specific OZ Minerals data and information are noted in certain sections, such as workforce gender metrics and material climate-related transition and physical risks, where expressly stated, but not otherwise.

For more information refer to OFR 6.4

6.3    Sustainability governance

We define our approach to sustainability through Our Charter, which is governed through the Our Requirements standards. These standards describe our mandatory minimum performance requirements and provide the foundation to develop and implement management systems at our operated assets.

The BHP Board has oversight of our approach to and delivery on sustainability and is supported by each of its Committees. For more information on BHP’s governance structure, including the work of the Board and each Committee, refer to the Corporate Governance Statement.

For more information on the governance of climate change refer to OFR 6.12

In March 2023, we expanded management’s Climate Change Steering Committee to a Sustainability and ESG Steering Committee (SteerCo) with the purpose of facilitating review of a broader range of cross-functional and strategic issues relating to key sustainability and ESG topics. The key responsibilities of the SteerCo relating to climate change have not changed from FY2022.

The membership of the SteerCo includes the Chief Legal, Governance and External Affairs Officer, the Chief Operations Officer, the Chief Commercial Officer and the Presidents of Minerals Americas and Minerals Australia from the Executive Leadership Team (ELT) as well as sustainability and ESG leaders within BHP. Matters considered by the SteerCo may also be subject to review or approval by the ELT, and the Board or its Committees in accordance with their remits.

Prior to its expansion, the Climate Change SteerCo met twice in FY2023 and the expanded Sustainability and ESG SteerCo met once during FY2023. They discussed topics including our social value scorecard and preparation for emerging mandatory climate-related reporting requirements.

6.4    Material sustainability topics

Annual sustainability materiality assessment

Each year we identify the sustainability topics most material to our business partners and stakeholders. These considerations inform our approach to sustainability.

In alignment with the recommendations of the GRI, we consider the actual and potential negative and positive impacts of our business in order to determine our material sustainability topics. As part of our assessment, we considered a broad range of inputs, including BHP’s group priority and emerging risks, information recorded in our internal event management system, our social value framework, insights from interviews with senior leaders and subject matter experts across the business and the sustainability issues OZ Minerals identified as material for disclosure through its materiality assessment in 2022. We sought to ensure our external partners’ and stakeholders’ perspectives informed our assessment by including consideration of issues raised at our Annual General Meeting and investor roundtables, industry sustainability standards and guidance, sustainability-related regulatory focus areas, relevant media articles about our impacts and input from the Forum on Corporate Responsibility. Our material sustainability topics were reviewed by the Sustainability Committee.

For more information on our assessment refer to bhp.com/sustainability

The material sustainability topics identified through this assessment are shown against our social value pillars and are largely consistent with FY2022 as illustrated in the table on page 42.

Respecting human rights

We recognise sustainability topics, if not carefully managed, can adversely impact people’s human rights.

Governance and capability

The basis for BHP’s human rights approach is an ongoing commitment to operate in a manner consistent with the United Nations Guiding Principles on Business and Human Rights (UNGPs) and the 10 UN Global Compact Principles.

Our Human Rights Policy Statement details our commitment to respecting human rights, including the additional issue-specific human rights standards we seek to adhere to, as well as the systems and processes set out for our people, business partners and other relevant parties. In FY2023, we completed a review of the Human Rights Policy Statement, identifying an opportunity to simplify its format and language to state our expectations for human rights due diligence and other practices more clearly. The updated Human Rights Policy Statement was approved by the Board in February 2023.

Our Code of Conduct (Our Code) which applies to everyone who works for us, with us or on our behalf, and Our Code training covers our expectations in relation to human rights.

Due diligence

We recognise our business activities may create human rights risks and potential impacts across several different areas. In FY2023, all operated assets and exploration regions completed human rights baseline studies, which seek to provide an objective baseline of the external human rights context in the regions where we operate. These studies include a review of the national and regional human rights policies, frameworks and issues as well as analysis of priority human rights risks and issues for the communities that host our operations, such as labour conditions, environment, community wellbeing and Indigenous rights.

Building on the findings of the baseline studies, we are progressing Human Rights Impact Assessments at all operated assets and exploration regions, expected to be completed in FY2024. These assessments seek to compare asset and exploration plans with the external context to identify and prioritise potential and actual human rights risks, impacts and opportunities for management.

FY2023 material topics and overview of potential and actual impacts

Social value pillar	Material topic Overview of potential and actual impacts	SDG index	Read more
Decarbonisation	**Climate change** We recognise climate change may pose risks to fundamental human rights, including the rights to life, health, food and an adequate standard of living. We continue to work towards our climate change targets and goals and the implementation of our climate change adaptation strategy.	7, 13	6.12 Climate change
Healthy environment	**Biodiversity and land management** The nature of our operations can have significant environmental impacts and those impacts can adversely affect human rights.	11, 15	6.13 Environment – Biodiversity
	Water Access to safe, clean water is a basic human right and water is essential to maintaining healthy ecosystems, cultural and spiritual values and sustaining economic growth. Unmanaged or uncontrolled operational water-related risks have the potential to adversely impact the health and safety of our employees, contractors and community members, spiritual and cultural values, communities, environmental resources, BHP's legal rights to continue operations and compliance with regulations.	6	6.13 Environment – Oceans and fresh water
Indigenous partnerships	**Indigenous peoples** Many of our operations globally are located on or near Indigenous traditional lands and we acknowledge that potential impacts of our operations may extend beyond direct physical impacts and include impacts on intangible cultural heritage or on Indigenous peoples' culture and way of life.	8	6.15 Indigenous peoples
Safe, inclusive and future-ready workforce	**People** Our ambition is to have a workforce that is truly representative of the societies where we operate, across attributes of indigeneity, gender, age, race, disability, sexuality, carer and veteran status and the intersectionality between them.	5, 10	6.6 People
	Safety The nature of our business is such that our workforce can be exposed to risks that can impact their safety and long-term wellbeing.	8	6.1 Safety
	Health We recognise our working environments can impact and potentially expose our workforce at our offices and operated assets to potential health and wellbeing impacts.	3, 8	6.8 Health
	Sexual harassment We acknowledge the presence of sexual harassment in the mining industry and BHP considers it a material health and safety risk, harmful to impacted individuals, bystanders, our stakeholders and our operations. Sexual harassment can also result in financial impacts to economies through lost productivity, workforce turnover and other associated impacts.	5, 10	6.7 Sexual harassment
Thriving, empowered communities	**Community** Human rights of community members may potentially be impacted, including rights related to freedom of expression and self-determination as well as economic, social and cultural rights, such as health and wellbeing, work, adequate housing and water and sanitation.	8	6.14 Community
Responsible supply chains	**Value chain sustainability** How we manage our role and work with others in our value chain can have significant positive or negative impacts on the economy, environment and people.	8, 16	6.11 Value chain sustainability 6.12 Climate change Modern Slavery Statement
Other topics	**Sustainability governance** Appropriate oversight and management of key sustainability topics underpins our ability to actively promote the positive impacts of our business while reducing the potential and actual negative impacts.	16	6.3 Sustainability governance
	Ethics and business conduct Corruption can adversely impact the human rights of community members.	16	6.9 Ethics and business conduct
	Digital security and data privacy If not carefully managed, digital technologies can pose a risk to the promotion and protection of human rights.	16	8.1 Risk factors 6.10 Digital security and data privacy
	Tailings storage facilities If not appropriately managed, tailings storage facility failures can have catastrophic impacts on people and nearby environments and communities.	11, 12	6.16 Tailings storage facilities
	Economic performance BHP's contribution to the global economy is significant and our economic performance enables us to provide support to local businesses and regional Indigenous communities. Our economic performance also creates value for our shareholders and other investors through the returns we provide.	8	Economic Contribution Report 6.5 2030 goals

6.5    2030 goals

Our social value scorecard

In June 2022, we launched our social value framework, focused on the six pillars of decarbonisation, environment, Indigenous partnerships, workforce, communities and supply chains.

Each pillar is anchored to an aspirational 2030 goal and underpinned by a set of metrics to measure performance and milestones to track progress. These are outlined in our social value scorecard below. Our scorecard provides clarity to our partners, stakeholders and our teams on our ambitions and allows us to measure and transparently report progress.

2030 social value scorecard

Planet • People • Prosperity

2030 goals	Key metrics	Short-term milestones (FY2023 progress)	Short-term milestones (FY2024 focus)
Decarbonisation At least 30% reduction in operational GHG emissions; support 40% emission intensity reduction of BHP-chartered shipping of our products, and support development of technologies and pathways capable of 30% emission intensity reduction in integrated steelmaking.[1,2]	**32%** reduction in operational GHG emissions from FY2020 **41%** reduction[21] in emission intensity of BHP-chartered shipping of our products from CY2008 **US$114 million** committed in steelmaking partnerships and ventures to date[3]	**FY2023:** 95% of study phase projects are presented for tollgates or meet milestones as scheduled in BHP's operational decarbonisation plan **FY2024:** Operationalise five low/zero GHG emission vessels	**FY2024:** Delivery of equipment for proof-of-concept trials for electrified Rail and Excavator solutions **FY2024:** Commence construction of boiler diesel displacement solution **FY2024:** Complete a pilot scale Electric Smelter Furnace design study **FY2024:** Engage the market to introduce additional lower/zero GHG emission BHP-chartered vessels through industry partnerships
Healthy environment Create nature positive[4] outcomes by having at least 30% of the land and water we steward[5] under conservation, restoration or regenerative practices. In doing so we focus on areas of highest ecosystem value both within and outside our own operational footprint, in partnership with Indigenous peoples and local communities.	**1.3%** area under nature-positive management practices[6] **0** assets with natural capital account[7]	**FY2023:** Publish context-based water targets **FY2023:** Complete important biodiversity and ecosystems (IBE) baseline mapping for all land and water areas[8]	**FY2024:** Establish 'nature-positive' plans to deliver the Group-level 2030 goal
Indigenous partnerships Respectful relationships that hear and act upon the distinct perspectives, aspirations and rights of Indigenous peoples and support the delivery of mutually beneficial and jointly defined outcomes.	Indigenous employee representation:[17] **8.6%** Australia[18] **7.7%** Canada[19] **9.7%** Chile[20] **US$332.6 million** Indigenous procurement Progress to Plan[9,16] Relationship Health[10,16]	**FY2023:** Release revised Global Indigenous Peoples Strategy (renamed Indigenous Peoples Policy Statement) **FY2023:** Increase formal Indigenous voice mechanisms in decision-making	**FY2024:** Indigenous voices and perspectives are incorporated into co-designed priorities in each region.
Safe, inclusive and future-ready workforce A thriving workforce that is safe, healthy, gender balanced at every level, culturally diverse[11] and inclusive and skilled for the future.	Reduction in life altering injury or illness[12,16] **87%** Engagement and Perception Survey wellbeing score **35.2%** Female employee[17] representation	**FY2023:** Achieve 100% adherence to sexual harassment program[13]	**FY2024:** >90% implementation of controls identified and approved through the Fatality Elimination Program and assigned to FY2024 **FY2024:** Female employee[17] representation exceeds 37%
Thriving, empowered communities Partner with communities and stakeholders to co-create and implement plans that deliver jointly defined economic, social and environmental outcomes.	**US$54.2 billion** Total economic contribution[22] Assets have co-created host community plans[16] % Co-designed[14] outcomes on-track according to plan[16]	**FY2023:** Release Equitable Transition principles	**FY2024:** Co-design external community-facing targets
Responsible supply chains Together with our partners, we create sustainable, ethical and transparent supply chains.	**64** Customer Net Promoter Score (NPS)[15] **48** Supplier Net Promoter Score (NPS)[15]		**FY2024:** Implement LME Responsible Sourcing requirements **FY2024:** Complete ICMM Performance Expectations for all operating assets **FY2024:** Determine ethical supplier improvement plans with partners, where required

Key metrics: Improved · No change/data not yet available

Milestones: Complete · In progress/on track · New/revised

Our metrics and milestones are expected to evolve over time as our plans mature and we further understand the outcomes of our efforts. To demonstrate continual progress towards 2030, we intend to develop new short-term milestones each year and report annually on our performance. New and existing milestones planned for FY2024 to demonstrate annual progress towards the 2030 goals are presented in the scorecard, but are not intended to represent the full roadmap to 2030. We aim to continue to learn and improve our pathways to 2030 and anticipate developing new, additional metrics in the coming years.

At its core, our scorecard represents an emphasis on partnerships, listening and co-design, recognising that it is not for us alone to decide what is of value to communities or the environment and addressing challenges like climate change and nature loss requires collaboration.

Our performance in FY2023 against the scorecard is provided on page 43, along with revised and updated milestones, to demonstrate our progress towards our 2030 goals. Additional information on how the metrics and milestones support progress towards our 2030 goals and the methods we use to measure progress are detailed in the BHP ESG Standards and Databook 2023 available at bhp.com/sustainability.

Footnotes	refer to 2030 social value scorecard on previous page.

1	With widespread adoption expected post-2030.

2

For the definition of the terms used to express these positions, including ‘target’, ‘goal’, ‘operational GHG emissions’, ‘net zero’ and ‘carbon neutral’ refer to Additional information 10.4. For more information on the essential definitions, assumptions and adjustments for our targets and goals refer to Metrics, targets and goals in OFR 6.12.

3	Excluding in-kind contributions.

4

Nature positive is defined by the WBCSD/TNFD as ‘A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state.’ It includes land and water management practices that halt and reverse nature loss – that is, supporting healthy, functioning ecosystems.

5

Excluding greenfield exploration licences (or equivalent tenements), which are located outside the area of influence of our existing mine operations. 30 per cent will be calculated based on the areas of land and water that we steward at the end of FY2030. For more information refer to the BHP ESG Standards and Databook 2023, available at bhp.com/sustainability.

6

Area under stewardship that has a formal management plan, including conservation, restoration or regenerative practices. 1.3 per cent is calculated based on the areas of land and water that we stewarded at 30 June 2023. For more information refer to the BHP ESG Standards and Databook 2023, available at bhp.com/sustainability.

7

Natural capital accounts are a way to measure the amount, condition and value of environmental assets in a given area. It helps describe changes in ecosystems and how these impact wellbeing and economies.

8

All land and water areas at our operated assets (excluding OZ Minerals and legacy assets) in Minerals Australia and Minerals Americas. Legacy assets refer to those BHP-operated assets, or part thereof, located in the Americas that are in the closure phase.

9	Progress to plan will be partner-measured using a traffic light score on Indigenous partnership satisfaction in relation to the milestones agreed in partnership.

10	Relationship health will be partner-measured using a traffic light score.

11	Cultural diversity in our workforce will be measured based on our substantive progress towards reflecting the cultural diversity of the community.

12	Reduction in life-altering injury or illness: includes life-altering or long-term permanent disabling injuries and illnesses as defined by the BHP Risk Management Framework.

13

The core components of the sexual harassment program included completion of Active Bystander training and Safety Stops, Positive Duty consultation with external experts and employees, development of the Priority Group Experience Framework, ongoing evaluation of the Minerals Australia Alcohol standard, sexual harassment Risk and Control Framework enhancements, contractor engagement, transparency and disclosure, response and support improvements, internal communications and embedment of learnings from external reviews into under-reporting.

14	Co-design requires meaningful engagement and contribution to the plan from a variety of interested stakeholders.

15

Net Promoter Scores show respective feedback from our customers and suppliers, and measures the willingness of our customers/suppliers to recommend BHP to others. It is used as a proxy for gauging overall satisfaction.

16	Information available in FY2024.

17	Point in time data at 30 June 2023.

18

8.6 per cent refers to Indigenous employee representation at Minerals Australia operations. Total indigenous employee representation in Australia, including non-operational roles (2.7 per cent), was 7.7 per cent at 30 June 2023. While for FY2023 this does not include OZ Minerals employees who joined BHP via acquisition on 2 May 2023, former OZ Minerals operations in Australia had 3.8 per cent Indigenous employee representation at 30 June 2023.

19

7.7 per cent refers to Indigenous employee representation at the Jansen Potash Project and operations. Total indigenous workforce representation at the Jansen Potash Project and operations, including contractors (21.4 per cent), was 20.8 per cent at 30 June 2023.

20	9.7 per cent refers to Indigenous employee representation at Minerals Americas operations in Chile.

21

Against CY2008, which was selected as the baseline year for this goal to align with the base year for the International Maritime Organisation’s 2030 emissions intensity goal and its corresponding reasoning and strategy.

22

This includes contribution to suppliers, wages and benefits for employees, dividends, taxes, royalties and voluntary social investment. For more information refer to the Economic Contribution Report 2023.

Social investment

In FY2023, our voluntary social investment totalled US$149.6 million. This investment consisted of US$79.6 million in direct funding to community development and environmental projects and donations, US$14.7 million equity share to non-operated joint venture social investment programs, a US$34.5 million donation to the BHP Foundation and US$1.2 million under the Matched Giving Program. Administrative costs1 to facilitate direct social investment activities totalled US$13.7 million and US$5.9 million and supported the activities of the BHP Foundation.

More information on social investment, including case studies and other initiatives to support communities where we operate is available at bhp.com/social-investment

More information on the BHP Foundation is available at bhp-foundation.org

6.6    People

Our more than 80,000 employees and contractors around the world are the foundation of our business. We aim to attract and retain the best people.

Our distinctive way of working through the BHP Operating System (BOS) empowers our people to bring the best of themselves to improve their work every day. We offer competitive remuneration and invest in the development of our people to build capability and drive stronger performance.

Developing our capabilities and an enabled culture

In FY2023, we completed integrated strategic workforce plans for each of our operating assets. Developed by leveraging data and insights, these workforce plans foreshadow our resourcing and capability needs for the business today and tomorrow.

In support of work to deliver the capabilities of today and tomorrow, BHP’s FutureFit Academy (located in Western Australia and Queensland) provides a pathway for new employees, some of who have never worked in our industry before, to join Minerals Australia through an accredited maintenance and production traineeship or a trade apprenticeship. Once trained and qualified, employees move to one of our Australian assets.

The FutureFit Academy is designed as an inclusive learning environment, welcoming employees who are new to the industry and providing permanent employment from day one. Our student cohort includes 80 per cent female participation and is made up of an over 20 per cent Indigenous intake. The FutureFit Academy is recognised globally as an innovative learning facility.

During FY2023, the FutureFit Academy continued to expand its innovative approach to developing apprentices and trainees. As a unique learning offering in the industry, the FutureFit Academy expanded its reach across Minerals Australia. The FutureFit Academy commenced an expansion project to be completed in late CY2023 to provide a larger footprint in Perth, Western Australia with the move to a purpose-built, state-of-the-art learning centre that includes fabrication and auto electrical trades in addition to the core mechanical fitting and heavy diesel programs. A satellite FutureFit Academy was also established in Newman, Western Australia, providing a belt splicing program for experienced students. Career pathways for vocational education is a core feature of the FutureFit Academy model and a retention rate of over 85 per cent has been consistently maintained for students relative to the industry average of less than 50 per cent.

[1]	Costs associated with implementing social investment activities, including labour, travel, research and development, communications and costs to facilitate the operation of the BHP Foundation.

The strong partnership with vocational educational institutions and our FutureFit Academy ensures the learning programs provide nationally accredited qualifications and are a unique attraction and retention lever for BHP.

Our intern and graduate programs also serve to attract and develop emerging talent for critical skills we need for the future. In FY2023, 220 interns joined BHP for eight to 24 weeks to gain experience in their chosen field of study through on the job learning and working on mine sites alongside technical professionals. Our selected interns have early access to apply for our annual graduate program intakes. We expanded our graduate program to include Canada and the United States to meet the needs for future skills across our operations in those regions with 160 graduates onboarded globally in FY2023.

At least twice a year we ask our employees and contractors about their experiences working with BHP via an Engagement and Perception Survey. After each survey, our team leaders assess what is working well and what they can learn from others before taking action to address improvement areas. In March 2023, we had a response rate of 79 per cent of employees and 7,775 of our on-structure contractors. We achieved a strong engagement score of 84 per cent. In particular, 82 per cent of our employees and our embedded contractors who completed the survey recommend BHP as a great place to work, which places us in the top 25 per cent of global organisations as benchmarked by Qualtrics.1

Inclusion and diversity

We believe an inclusive and diverse workforce promotes safety, productivity and wellbeing, and underpins our ability to attract and retain the best people. Our systems, processes and practices are designed to support fair and equitable treatment for our people. Our Inclusion and Diversity Position Statement confirms our vision, commitment and contributions to inclusion, equity and diversity. Since 2016, we have been embedding flexible working, partnering with our supply chain partners to support our commitment to inclusion and diversity, and undertaking work to mitigate bias in our systems with the aim of ensuring our workplaces are safe and inclusive for a diverse range of people.

Our goal is to attract and retain a workforce that is representative of society. We intend to do this by addressing the barriers and impacts of bias and discrimination experienced by people within underrepresented groups through listening to their experience and gaining insights from our engagement surveys and the recently deployed self-identification survey, ‘Tell Us About You’. So far, almost 11,000 people have confidentially shared with us information about themselves.

To help mitigate gender pay disparities, we have taken steps to reduce potential bias in remuneration offered at the time of recruitment and we conduct an annual gender pay review. The results of the pay review are reported to the BHP People and Remuneration Committee. For information on our approach to addressing workplace sexual harassment refer to OFR 6.7 and racism refer to OFR 6.6

Gender balance2

In CY2016, we announced our aspiration to achieve gender balance within our employee workforce globally by the end of FY2025, which we define as a minimum 40 per cent women and 40 per cent men in line with the definitions used by entities such as the International Labour Organization.

We increased the representation of women working at BHP by 2.9 percentage points in FY2023, with over 10,000 more female employees at the end of FY2023 than in 2016. As at 30 June 2023, women represented 35.2 per cent of our employee workforce. Since we first set our gender balance aspiration in 2016, BHP has now doubled the representation of women (from 17.6 per cent to 35.2 per cent). We are confident of achieving gender balance by the end of FY2025.

[1]	Qualtrics, LLC is a leading global employee and customer experience survey company, which provides external benchmarks via their online platform.
[2]

Based on a ‘point in time’ snapshot of employees as at 30 June 2023, including employees on extended absence, as used in internal management reporting for the purposes of monitoring progress against our goals. This does not include employees that transitioned from OZ Minerals on 2 May 2023 (24.6 per cent female at 30 June 2023); these employees are included in the overall BHP employee reporting from FY2024. ‘People leaders’ are defined as employees with one or more direct reports. Senior executives are defined as employees in the Executive Leadership Team (ELT) and direct reports to the ELT in grade 15 and above roles.

The gender breakdown of new hires in FY2023 was 51.9 per cent men and 48.1 per cent women. We improved our representation of women in leadership in FY2023 by 1.8 percentage points compared to FY2022. As at 30 June 2023, 29.7 per cent of people leaders were women and of our senior executives 40.7 per cent were women and 59.3 per cent were men.

The table below shows the gender composition of our employees, senior leaders and the Board over the last three financial years1,2,3

	2023	2022	2021
Female employees	14,898	12,674	11,868
Male employees	27,421	26,536	27,953
Female people leaders	2,006	1,695	1,439
Male people leaders	4,754	4,380	4,276
Female ELT[4] members	5	5	5
Male ELT[4] members	5	5	5
Female Board members	4	4	4
Male Board members	6	8	8

1

Based on a ‘point in time’ snapshot of employees as at 30 June, as used in internal management reporting for the purposes of monitoring progress against our goals. For 2023, this does not include employees that transitioned from the OZ Minerals business via acquisition on 2 May 2023, (359 female employees and 1,098 male employees at 30 June 2023). These employees are included in the overall BHP employee reporting from FY2024.

2

For 2021 this included employees of BHP Petroleum, who left BHP via the merger with Woodside (approximately 1,000 employees) and BHP Mitsui Coal operations, which sold to Stanmore Resources (approximately 500 employees) during FY2022.

3

In FY2023, some of our employees did not identify as male or female (<0.1% of total employees). We have excluded these employees from other data presented in the gender composition table to protect the privacy of those employees. We will explore options to include our employees who do not identify as male or female in our diversity reporting including ‘Tell Us About You’ survey data in future reporting periods and continuing to protect their privacy.

4	ELT is Executive Leadership Team.

Indigenous employment

Indigenous peoples are critical partners of BHP’s operations around the world. We recognise, as part of our global Indigenous Peoples Policy Statement, that we can contribute to the economic empowerment of Indigenous peoples through providing opportunities for employment, training and procurement and by supporting Indigenous enterprises.

We have set targets to increase Indigenous employment in our Minerals Australia operations, Minerals Americas operations in Chile and our Jansen Potash Project and operations in Canada.

Indigenous employee representation1

Location	Period	Target (%)	30 June 2023 (%)
Minerals Americas operations employees in Chile	By the end of FY2025	10.0	9.7
Minerals Australia operations employees in Australia[2]	By the end of FY2027	9.7	8.6
Jansen Potash Project and operation employees in Canada[3]	By the end of FY2026	20.0	7.7

1	Point in time data at 30 June 2023.

2

Indigenous employee representation overall in Australia at 30 June 2023 was 7.7 per cent, including Minerals Australia operations, 8.6 per cent Indigenous, and non-operational locations, 2.7 per cent Indigenous. For FY2023 this does not include employees of OZ Minerals who joined BHP via acquisition on 2 May 2023, which has 3.8 per cent Indigenous employee representation at the operation in Australia at 30 June 2023.

3	Indigenous workforce representation at Jansen Potash Project and operations of 20.8 per cent includes employees, 7.7 per cent Indigenous and contractors, 21.4 per cent Indigenous.

For more information on our 2030 goals related to Indigenous partnerships refer to OFR 6.15

Racial equity program

We recognise and acknowledge racism impacts our people’s sense of identity, value, feeling of respect and psychological safety. There is no place for racism at BHP or anywhere in the community. We are taking action to better understand the prevalence of racism at BHP to promote an anti-racist workplace and ensure racial equity.

In 2022, we started our listening journey with a series of engagement sessions on racism led by Chief Commercial Officer (CCO) Vandita Pant. We dedicated listening sessions facilitated by external psychology and racial diversity experts and heard from 200 employees across BHP about their experience of racism at BHP. Our people reported a lack of capability in leaders and our processes in responding and reacting to racism. Our listening sessions, combined with learning from external experts, including the Australian Race Discrimination Commissioner, have helped inform our workplan to improve the lived experience of our racially and culturally diverse workforce. The current program of work is targeted to address behavioural racism as well as systemic racism as may be embedded in workplace policies, systems and practices. We are committed to partnering with our people and using EmBRace (Employees Beyond Race) employee resource groups, Indigenous employee networks and external experts to co-create solutions.

Our actions to date include:

•	In April 2018, Our Code of Conduct was refreshed to provide guidance on racial discrimination and the Respectful Behaviours campaign was launched.

•

In September 2020, racism was classified as a Category A breach of Our Code of Conduct, requiring all events to be reported to EthicsPoint and all investigations to be undertaken by independent Ethics and Compliance teams.

•

In February 2022, the ‘Tell Us About You’ internal survey was released to obtain self-identified information about BHP’s people, including ethnicity, cultural background and languages spoken. The data collected from the survey, which is always open, enables us to better recognise and celebrate the diversity of our workforce, take action to remove barriers for under represented groups and provide targeted support and resources to these groups where appropriate

•

In March 2022, we established a racial equity working group, led by CCO Vandita Pant as the executive sponsor, to focus on eliminating racism and ensuring we create an environment free from racial discrimination, where people from all backgrounds can thrive. This group works alongside our Indigenous engagement teams in Australia, Chile and Canada to incorporate our Reconciliation Action Plan commitments.

•

In line with our commitment to have human centric and caring grievance processes, we expanded the Ethics Support Service, a team dedicated to providing support, options and coordination, as well as management of racism matters. This team is the first point of contact for people impacted by racism to guide and support them through the process.

•	In October 2022, we launched EmBRace, our newest employee resource group focused on discussions around race and racial diversity. Local chapters have now been set up in Australia, Singapore and Manila

•

We launched an internal global awareness and communication campaign in December 2022, including featuring the ‘People of BHP’ to celebrate our diversity and started the conversation with a new campaign ‘Let’s talk about race!’

•	Throughout FY2023, we rolled out the Active Bystander Training for all leaders and employees, focused on ‘calling it out’, helping leaders take action, listen and act on what our people tell us.

Over the next year we intend to continue to progress our work of identifying and addressing structural barriers to equity in recruitment, development and promotion processes, build awareness and capability in our leaders and continue to improve our grievance processes to support people who tell us when they have experienced racism.

LGBT+ inclusion

Our LGBT+ ally employee inclusion group, Jasper, established in 2017, is a natural extension of our inclusion and diversity aspirations. Its membership base grew to around 2,800 in FY2023, with 16 chapters globally.

In FY2023, we continued to close gaps for LGBT+ inclusion, such as co-creating with Jasper inclusive grievance and support processes for people who experience sexual harassment.

Case study – Jasper and Ethics Support Service

BHP’s support systems, processes and resources aim to be LGBT+ inclusive and safe and accessible to all. To help achieve this, the Ethics Support Service worked with Jasper through inception and design phases to ensure the services offered promoted LGBT+ inclusion. This included ensuring Jasper was engaged in risk assessments, the design of procedures and empathy mapping to assess inclusion throughout the end-to-end support service processes. Feedback received via Jasper and the Ethics Support Service has been positive, with employees reporting they feel seen and heard and appreciate having someone to talk to as they navigate through a difficult situation.

For more information refer to bhp.com/people

Disability

Our teams have been improving the accessibility of our workplaces in Chile for people with a disability. There are now 121 direct employees (1.59 per cent) in our Chilean workforce who live with a disability, and who are supported by a program of work to build knowledge and awareness and to implement workplace adjustments and inclusive infrastructure changes at our operations. We intend to build on these foundations by developing a global Disability Action Plan, informed by listening sessions and an audit conducted in FY2023. Our global employee resource group, Amber, was established in FY2023 and is playing a critical role in co-creating the plan and improvements.

Flexible working

Enabling our people to work flexibly remains a critical pillar in our strategy to attract and retain a diverse, inclusive and high performing workforce. For our office-based teams this may include flexible workdays, or ad hoc agreed changes to hours to enable the employee to attend appointments or manage personal commitments. In FY2023, we updated our guidance on hybrid working for our corporate office-based employees and requested our people to spend at least two to three days together in the office each week and the remainder from home, for travel or working from other locations. By putting some structure around how we spend our time together in the office, we deliberately create opportunities for a more meaningful employee experience. In doing so, our people retain a degree of autonomy in how and where they work so they have both the benefits of flexibility and the social connection, collaboration and innovation that comes from being together in the office environment.

For operational teams we remain focused on roster and job re-design to give people more options to integrate life and work. For example, a new early start night shift option is now on offer for a crew of haul truck operators at WAIO’s Newman Operations West to help our teams manage family and work commitments.

Employee relations

In Australia, the Federal Government introduced its first tranche of industrial relations legislative reforms in December 2022, bringing significant changes to the enterprise bargaining framework. The legislation introduced several changes to workplace laws in Australia, including changes relating to the approval and termination of enterprise agreements, the powers of the Fair Work Commission to intervene and make workplace determinations, when industrial action can be taken and access to multi-employer bargaining. We continue to monitor progress of further legislative reforms expected to be tabled in early FY2024, including the Federal Government’s proposed ‘Same Job, Same Pay’ policy, which may have the potential to add to our labour costs.

In Chile, we are navigating a number of legal developments that may have implications for employee relations, for example, the new 40-hour shift regulation.

During FY2023, Minerals Australia participated in 17 collective bargaining processes, with four enterprise agreements completed (three presently in operation and one before the Fair Work Commission for approval) and 13 subject to ongoing negotiations as at the date of this Report. Minerals Americas participated in two collective bargaining processes during FY2023. Across our operations, there were four rounds of collective bargaining where protected industrial action occurred during FY2023 – three at our Minerals Australia operations (BMA Enterprise Agreement 2022, Operations Services Maintenance Enterprise Agreement and Operations Services Production Agreement) and one at our Minerals Americas operations in Chile (Spence Union 1).

For more information refer to bhp.com/people

Review of employee allowances and entitlements

In FY2023, we identified issues with certain allowances and entitlements affecting a number of our current and former employees in Australia. A review has confirmed that certain rostered employees across our Australian operations have had leave incorrectly deducted on public holidays since 2010. Our preliminary review disclosed in June 2023 indicated there were approximately 28,500 affected current and former employees, with an average of six leave days in total that were incorrectly deducted from affected employees over this 13-year period. Following further review and verification of our payroll records, the number of affected current and former employees has increased to approximately 34,000 and the average number of incorrectly deducted leave days has decreased slightly to approximately five leave days in total. OZ Minerals was affected by a similar leave deduction issue before being acquired by BHP in May 2023.

Current employees were first contacted in June 2023 to confirm that leave that has been incorrectly deducted will be re-credited with 10 per cent provided on top of what we owed to recognise that this should never have happened. We will contact former employees regarding remediation payments for leave incorrectly deducted and an additional 10 per cent top up. We have established a dedicated hotline and a website (bhp.com/payrollreview) to provide assistance to affected employees.

In addition, our preliminary review identified approximately 400 current and former employees at Port Hedland who may be entitled to additional allowances due to an error with the employment entity in their contract. We have addressed this going forward by adjusting allowances for current employees and will undertake a process to remediate current and former employees for any associated historical impacts, including engaging with the Fair Work Ombudsman in relation to the approach. Review and verification of our payroll records of this issue is ongoing.

Based on currently available information, the cost of remediating the leave issue and the contracting issue is estimated to be US$280 million pre-tax, incorporating costs, including associated superannuation and interest payments (BHP share) and this has been reflected in the Group’s FY2023 financial result.

We have self-reported to the Fair Work Ombudsman and engaged Protiviti, a global assurance firm, to conduct a review of our payroll systems.

COVID-19

Minerals Australia removed the vaccine site access requirement for all workplaces with effect from 1 March 2023. Minerals Americas removed the vaccine, mask and distance requirements for all operated asset workplaces with effect from September 2022.

For more information on people refer to bhp.com/people

6.7     Sexual harassment

Our priority is to ensure our workplaces are safe and inclusive for everyone who works or engages with BHP. We acknowledge the presence of sexual harassment1 in the mining industry. We consider sexual harassment to be a material health and safety risk, harmful to impacted individuals, bystanders, our partners and stakeholders.

BHP welcomed the Anti-Discrimination and Human Rights Legislation Amendment (Respect at Work) Act 2022 (Cth) (Respect@Work Act), which came into effect in December 2022. This amended the Sex Discrimination Act 1984 (Cth) to require employers to take reasonable and proportionate measures to eliminate, as far as possible, unlawful sex discrimination, sexual harassment, sex-based harassment, victimisation and work environments that are hostile on the grounds of sex.

Our approach to prevent sexual harassment

In CY2018, we defined sexual harassment as a health and safety risk, to be overseen in the same way as other work health and safety risks. Since this time, we have been engaging our workforce and external experts as we address harmful behaviours with a risk-based approach.

In FY2022, a Project Management Office (PMO) was established through the office of the CEO to provide central governance over all sexual harassment work, which included priority focus areas, such as driving progress toward gender balance, creating a safe and respectful workplace, building accountability and capability of leaders, upskilling our workforce to be active bystanders, enhancing our policies, processes and controls, and providing person-centred and trauma-informed response and support.

In FY2023, the Sexual Harassment Prevention PMO continued to increase transparency, drive accountability and rigorous governance, incorporate organisational lessons learned and best practice into key programs of work and regularly engage senior management and the Board.

Our focus in FY2024 will be to continue:

•	focusing on initiatives that increase female representation across our operations

•	implementing our enhanced suite of sexual harassment prevention controls, which incorporate organisational learnings and third-party expert recommendations

•	engaging and empowering our entire workforce to take action as active bystanders and enhancing their capabilities

•	encouraging increased incident reporting and enhancing our approach to supporting impacted persons to thrive at BHP

[1]

‘Sexual harassment’ is, as defined in the Sex Discrimination Act 1984 (Cth), an unwelcome sexual advance, unwelcome request for sexual favours or other unwelcome conduct of a sexual nature, in circumstances where a reasonable person would have anticipated the possibility that the person harassed would be offended, humiliated and/or intimidated. Sexual harassment encompasses a range of conduct, including displaying sexually graphic images, sexually suggestive comments, suggestive or inappropriate looks, gestures or staring, non-consensual touching or acts of a sexual nature and sexual assault. We note the definition of sexual harassment may vary in different jurisdictions.

Reports of sexual harassment

There were 475 reports of sexual harassment in FY2023. We continue to take action to increase awareness and promote reporting, response and investigations in relation to these matters. Since October 2020, BHP managers and leaders have been required to enter any serious conduct issues raised directly with them, including sexual harassment, into EthicsPoint1 (anonymously if requested). As expected, with this focus on safe reporting and leadership reporting onus, the reported cases remain high. During the year, 44 per cent of sexual harassment reports received into EthicsPoint were logged by managers or leaders on behalf of their direct reports.

In FY2023, we reported all established cases of sexual harassment closed in this financial year regardless of when they were initially reported. This is a change from FY2022 where we disclosed established cases of sexual harassment that were reported and closed in FY2022. The change to the categorisation of cases was a result of BHP’s continuous improvement efforts to better capture the types of conduct occurring.

This change in reporting has an impact in the comparability of the number of established sexual harassment cases between FY2022 and FY2023. Of the 167 established cases in FY2023, 43 cases were opened in FY2022 (or prior years) but closed this financial year.

During FY2023, across BHP’s global operations and offices, 167 investigated cases of sexual harassment conduct were established as having occurred.2

Of the 167 established cases:

•	one was a sexual assault

•	38 involved sexualised and indecent touching

•	41 involved sexually aggressive comments, stalking, grooming and image-based harassment

•	87 involved other forms of sexual harassment, including sexualised conversations or jokes

•	165 individuals responsible had their employment terminated (or were removed from site if a contractor) or resigned

This is an increase from 103 reported last financial year, which is partly due to 43 cases that were reported in years prior to FY2023 but closed this financial year.

In addition to the matters listed above, in FY2023 92 reports of sexual harassment were dealt with by way of non-investigative resolution pathways, instead of an investigation being conducted. These resolution pathways included supported conversations with respondents, additional training, monitoring or awareness raising on BHP’s expectations of respectful behaviours in the workplace. This process only occurs where the resolution pathway is proportionate to the nature of the conduct and with the agreement of the impacted person. We continue to monitor and review the use of our resolution pathways to ensure they are meeting the needs of impacted people and to improve reporting to support organisational lessons learned.

In addition to non-investigative resolution pathways, there are cases of sexual harassment that cannot be investigated due to insufficient information. Examples include anonymous reports and non-participation of the impacted person. However, all cases are assessed for safety and other risks as part of preliminary investigative actions and all participants are offered support irrespective of whether the matter can be formally investigated.

Leadership

Our position on sexual harassment is reinforced through regular senior leadership communications. These include messages from our CEO, Executive Leadership Team and on-site signage regarding our expectations and avenues for support. Executive and senior leader remuneration are linked to Group-wide performance criteria, which includes progress towards greater inclusion, diversity and gender representation. This includes the program of work to address sexual harassment.

Respectful behaviour and sexual harassment prevention and response training is provided to BHP line leaders, aimed at setting clear expectations about appropriate conduct, supporting leaders to respond appropriately and drive consistent disciplinary outcomes.

[1]

EthicsPoint is our confidential reporting tool. It is accessible to all, including external partners and stakeholders and the public, to report conduct that may be unethical, illegal or inconsistent with Our Code of Conduct.

[2]	This does not include investigations that are currently in progress and is exclusive of OZ Minerals data.

Risk assessment and transparency

Defining sexual harassment as a health and safety risk in CY2018, to be overseen in the same way as other work health and safety risks, was intended to provide a robust framework for addressing these behaviours, allowing us to apply a systematic, risk-based approach to evaluating and managing the risks. Our approach includes conducting risk assessments to identify scenarios in which sexual harassment risks may arise, their potential causes and the controls we can implement to prevent them and reduce harm. This process identified factors that can contribute to the risk of workplace sexual harassment that are more pronounced in the mining industry, (including isolated or remote working locations, a largely male-dominated workforce and accommodation villages), as well as factors that are common across all industries and workplaces.

In FY2023, we worked to further enhance our current controls to help prevent sexual harassment and reduce its harmful impacts. Engagements with external experts, as well as members of our workforce, have identified a need for further focus on preventative controls, particularly with respect to culture and behaviours. Our core controls to prevent sexual harassment include recruitment processes; training; security measures at accommodation villages; contractor and third-party engagement; emergency response; trauma-informed care for impacted persons; accessible, confidential reporting, person-centred response and investigations; and appropriate disciplinary action. We will also embed new controls related to leadership, technology and continuous improvement in FY2024.

Culture

BHP has a clear aspiration to have a gender-balanced employee workforce by FY2025. A diverse and inclusive workforce in every team and at every level is an important part of our approach to preventing sexual harassment.

BHP recognises that suppliers and contractors in our ecosystem have shared values around preventing sexual harassment and sex-based discrimination in our industry and communities. Third-party contractors are expected to comply with Our Code of Conduct and have access to BHP EthicsPoint, Support Service, Employee Assistance Program (EAP) and other related care and medical/psychological treatment pathways. Contractors are also embedded in many aspects of BHP’s way of working, including in routines such as toolbox talks and safety shares, perception surveys and required training.

Knowledge of sexual harassment prevention, response and support

Since FY2018, we have been continuing to develop a sustained program of work designed to increase the capability of our workforce to identify and call out disrespectful behaviour, including sexual harassment, racism and bullying.

BHP prioritises the wellbeing, psychological safety and needs of all people affected by sexual harassment, sex-based discrimination and victimisation. We established our global Support Service in FY2022 to provide dedicated, end-to-end case coordination for anyone impacted by sexual harassment, which is designed to assist them to obtain appropriate support and information. The Support Service can also provide resolution options when an investigation is not wanted by the impacted person or cannot proceed. In FY2023, improvements were made to the Support Service, including increased resourcing and support for participants of racism cases.

Reporting

We encourage our workforce to report concerns, including by providing centralised and confidential reporting tools and mandatory reporting requirements for line leaders. We do not tolerate any form of retaliation for raising a concern. We ceased using non-disclosure agreements (NDAs) or imposing confidentiality obligations on complainants in respect of their experiences in settlement agreements relating to sexual harassment in March 2019. We do not enforce any NDAs or confidentiality obligations on complainants of sexual harassment in historical agreements.

Investigations of reports of sexual harassment are conducted by our specialised Response and Investigations team, which is independent from our other business units. This team includes experts trained in a person-centred, trauma-informed approach to help place the impacted person at the centre of decisions made during the investigation process and to minimise the risk of further harm to that individual.

We took steps to further improve our reporting and response processes in FY2023, including the implementation of a new response and investigation framework to help ensure BHP’s response to all alleged misconduct is trauma-informed and proportionate to potential harm. Improvements have also been made to the reporting and sharing of misconduct outcomes.

Measuring

De-identified information and trend analysis data on the number of complaints, nature of complaints, resolution pathways, outcomes and timelines are accessible by leadership to raise awareness and support continuous improvement of how we prevent and mitigate the impacts of sexual harassment.

We measure our progress and are committed to continually improving our approach. In FY2023 we:

•

engaged Kristen Hilton (former Victorian Equal Opportunity and Human Rights Commissioner) to enhance our sexual harassment prevention and response framework, review the program of work being undertaken by the sexual harassment PMO and identify areas for prioritisation

•	conducted an internal sexual harassment prevention program audit across our Minerals Australia and Minerals Americas operated asset workforce, following audits conducted in FY2021 and FY2022

•	conducted a number of assurance reviews to test and improve the operational effectiveness of the critical controls in place at BHP’s assets and workplaces

•

contributed to knowledge sharing with other industry participants in relation to addressing sexual harassment and considered broader learnings from external reports, such as the Australian Human Rights Commission’s Respect@Work: Sexual Harassment National Inquiry Report (2020), Time for respect: Fifth national survey of sexual harassment in Australian Workplaces (2022), and the WA Parliamentary Inquiry report ‘Enough is enough’ Sexual harassment against women in the FIFO mining industry

•	undertook a series of listening workshops with employees, with a particular focus on improving our critical controls

•	undertook consultation sessions to inform our global action plan for FY2024 and FY2025

We also remain committed to working with others in the industry and beyond to address sexual harassment risks. BHP is a member of the Minerals Council of Australia’s Respect@Work Taskforce and the Chamber of Minerals and Energy Western Australia’s Safe and Respectful Behaviours Working Group. Both groups aim to build industry capability and capacity though sharing knowledge and developing shared resources.

6.8 Health

We set clear mandatory minimum performance standards to identify, assess and manage health risks and their potential impacts, and monitor the health of our workforce.

Occupational exposures

Exposure data in this Report in all cases is presented without considering protection from the use of personal protective equipment (where required as outlined in the Our Requirements for Health standard).

BHP follows the hierarchy of controls to reduce exposures to as low as reasonably practicable. Our Risk Framework and minimum requirements emphasise preventive controls that reduce the likelihood of chemical and physical hazards in the atmospheres where workers undertake their routine work. When these preventive controls are inefficient or ineffective, we implement mitigating controls, such as respiratory protective equipment until appropriate preventive controls are identified, implemented and verified to consistently reduce exposure well below occupational exposure limits. Occupational exposure limits indicate the level of permissible exposure for a length of time (usually eight hours) to a chemical or physical hazard that is not likely to affect the health of a worker. Occupational exposure limits for our most material exposures are set according to the latest scientific evidence.

In FY2023, for our most material exposures of diesel particulate matter (DPM), respirable silica and coal mine dust we had a 33 per cent reduction in the number of workers potentially exposed compared with our FY2022 exposure profile. This includes no workers potentially exposed to coal mine dust, 35 per cent reduction in the number of workers with potential exposure to DPM and 32 per cent reduction in the number of workers potentially exposed to respirable silica. When exposure reduction is considered over the last six years, we have achieved a 79 per cent reduction to our most material exposures.

We are committed to having no AL4 (fatalities and life-threatening illnesses) events and a reduction in life-altering injuries and illnesses. Due to the latency between initial exposure and diagnosis of disease for our most material airborne contaminant exposures, we must demonstrate ongoing exposure reduction and effectiveness of controls, where exposures may remain elevated. As we continue to manage exposures to as low as reasonably practicable, in FY2023, we had reduction plans developed at the asset level. The exposure reduction plans were prioritised based on risk with a focus on the assets’ most material exposures. The implementation of these exposure reduction projects and sustaining the results achieved will continue to be a focus in FY2024.

Occupational illness

The reported occurrence of occupational illness for employees in FY2023 was 304, which was 4.35 per million hours worked. This represented an increase in incidence compared with FY2022, which was 4.11 per million hours worked. For our contractor workforce, the reported occupational illness in FY2023 was 202, which was 1.99 per million hours worked, representing an increase in incidence compared with FY2022, which was 1.70 per million hours worked. Due to regulatory regimes and limited access to data, we do not have full oversight of the incidence of contractor noise-induced hearing loss cases.

Musculoskeletal illness is the predominant occupational illness category representing 72 per cent of our workforce illnesses. These conditions affect the musculoskeletal system and connective tissues caused by repetitive work-related stress, strain or exposure over time. Musculoskeletal illness does not include disorders caused by slips, trips, falls or similar incidents.

Noise-induced hearing loss represents 7 per cent of illnesses. Workers exposed to noise above acceptable levels participate in hearing conservation programs, which include a periodic hearing test and hearing protection fit testing. We have established design recommendations that seek to eliminate or reduce high or prolonged noise exposures by focusing on the source of the noise. Other illness categories include skin diseases, temperature-related illnesses, mental illness, bites, stings and other unspecified illnesses.

Heat stress contributed to 2 per cent of our reported occupational illnesses. High temperatures and strenuous activity place some of our workforce at an increased risk of heat illness. Currently, high-risk work groups are identified and a range of controls are in place to manage heat stress. In FY2024, further heat stress awareness training through field leadership, guidance material and awareness campaigns, along with targeted heat stress management, including hydration testing, will be introduced to support the management of tasks completed in high temperatures. In recognition that climate change may exacerbate existing heat stress risks, we are also piloting an approach at Olympic Dam site to better understand and quantify the potential impact of heat stress on our workforce under different future climate scenarios.

For a case study on how we are assessing the potential impact of extreme heat on critical infrastructure and equipment under different climate scenarios, refer to bhp.com/news/case-studies/2023/08/heat-stress

As part of our approach to managing occupational illnesses, we monitor and assess some of our workers’ health through health surveillance that involves a systematic evidence-based collection of health data. These surveillance programs may reduce the severity or progression of disease.

Coal mine dust lung disease

As at 30 June 2023, nine cases of coal mine dust lung disease1 were reported to the Queensland Department of Natural Resources Mines and Energy (DNRME).2 Four of the accepted coal mine dust lung disease claims in FY2023 were current BHP employees, while the remaining five were former workers. For cases involving current employees, we offer counselling, medical support and redeployment options where relevant. Former employees are subject to workers’ compensation insurance and associated care is managed through that process outside of BHP.

[1]

Coal mine dust lung disease is the name given to the lung diseases related to exposure to coal mine dust and includes coal workers’ pneumoconiosis, silicosis, mixed dust pneumoconiosis and chronic obstructive pulmonary disease.

[2]	Cases reported to DNRME are not an indication of work relatedness. BHP evaluates each case for work relatedness and where identified, the case will be included in occupational illness reporting.

Mental health

The wellbeing and safety of our people is of paramount importance as we continue to work towards enhancing the safety, inclusiveness and future-readiness of our workforce. In FY2023, to make meaningful and positive improvement, we built stronger relationships through our active contributions to the Global Business Collaboration for Better Workplace Mental Health. Wellness Committees have been set up across our operated assets and corporate offices. There is strong ongoing participation in global health campaigns, such as Mental Health Month, RUOK day and Movember, which aim to increase awareness and overall mental wellbeing.

Building on the momentum of FY2021 when we introduced our first global BHP Mental Health Month, our focus for the FY2023 campaign was to educate our teams on identifying workplace psychosocial hazards. These campaigns are designed to promote awareness of the importance of individual and team wellbeing and educate leaders on the role they play in supporting our people when they seek support and the various resources available to them at BHP.

In FY2023, the Psychosocial Risk Assessment Program was established in recognition of the importance of understanding any psychosocial hazards that may be impacting wellbeing at work. The program utilised industry best practice research with business consultation activities to identify the most significant psychosocial hazards within our business. This has laid the foundation for a number of best practice mitigating and preventative controls at both local and global levels that are designed to address the risk arising from these hazards.

6.9 Ethics and business conduct

Our conduct

Our Code of Conduct (Our Code)1 brings our values to life so we can make the right choices every day. It applies to everyone who works for us, with us or on our behalf. To ensure all employees and contractors understand how Our Code applies, regular training is undertaken. There are consequences for breaching Our Code and we encourage people to speak up where a decision or action is not in line with Our Code or Our Charter.

BHP encourages individuals to speak up and report concerns about any conduct that is inconsistent with Our Charter, Our Code or internal requirements, or conduct that may be illegal or improper. BHP requires reports of business conduct concerns to be treated with appropriate confidentiality and prohibits any kind of retaliation against people who make or may make a report, or who cooperate with an investigation. These reports may also be made to regulators. We consider all forms of retaliation to be misconduct and grounds for disciplinary action, up to and including termination of employment. We have a number of key policy and process documents to support a safe to speak up culture, including our BHP whistleblower policy.

Our Code is available in five languages and accessible at bhp.com/our-approach/our-company/our-code-of-conduct/

In FY2023, 5,289 business conduct concerns were received (out of a total 6,447 reports into EthicsPoint).2 These include reports directly made by employees, contractors or community members. It also includes reports made to leaders (28 per cent) who are then required to register them in EthicsPoint. There is a global service to support people involved in sexual harassment and racism incidents and to discuss resolution options, which also encourages employees and contractors to report instances of sexual harassment and racism. There continues to be a greater awareness and focus on health and wellbeing in the workplace which may be a contributing factor to the increase in FY2023 reports of bullying and harassment.

[1]	Information is available at bhp.com/our-approach/our-company/our-code-of-conduct/.
[2]

Some EthicsPoint reports are enquiries, or are not related to business conduct concerns, or are a duplicate of an existing report. Case classification is made at the time of the report, however the classification can be changed as more information is uncovered during the investigation process. The data captures a point in time and is subject to change as some cases will be re-classified.

Of the business conduct reports received, 36 per cent were made anonymously.1 Of the total business conduct reports closed during FY2023, 38 per cent contained one or more established allegations.2

Employees and contractors can raise their concerns through a number of channels, including through leaders. Anyone, including external partners and stakeholders and the public, can lodge a concern in the form of a report, either online in EthicsPoint or via the 24-hour, multilingual call service. Reporters of misconduct concerns can choose to raise their concern anonymously.

Reports received are assessed by the Ethics and Investigations team and an appropriate response is applied, which may include an investigation or other resolution. In assessing the appropriate response, BHP applies a proportionate and person-centred approach to the report considering all participants. People impacted by reports of sexual harassment and racism are offered specialised support by the Ethics Support Service, which enables people impacted to have input into the response. In determining the appropriate response, the type and severity of the alleged misconduct is considered and may include an investigation, training, facilitated conversations, a line leader intervention or verbal/written warnings. Quarterly reporting on the most serious reports is provided to senior leaders and the BHP Board Risk and Audit Committee, and includes reported case metrics, outcomes and insights. The reporting supports leadership awareness and informs priorities for ongoing improvement. Feedback is obtained regularly from stakeholders, including case participants, external experts and management, to continually improve our response to reports.

Transparency and accountability

We support initiatives by governments of the countries where we operate to publicly disclose the content of our licences or contracts for the development and production of minerals that form the basis of our payments to government, as outlined in the Extractive Industries Transparency Initiative (EITI) Standard.

Other initiatives include our work with Transparency International chapters, representation on the Board of the EITI, financial support for and Steering Committee membership of the Bribery Prevention Network (in Australia) and funding of the BHP Foundation, including its Natural Resource Governance Global Program.

[1]	This excludes reports not containing a business conduct concern and excludes reports logged by leaders on behalf of others.
[2]

The calculation is based on reports completed in FY2023, containing one or more established allegations. Not all reports resulted in a finding. This can occur if there is insufficient information, the respondent is not able to be identified, was previously terminated, or the impacted person did not wish to proceed. This figure includes cases opened in FY2023 and prior to FY2023.

In FY2023, we continued our active and public support for ultimate beneficial ownership transparency. We published information on how we use beneficial ownership information as part of our anti-corruption due diligence on investments, partners, contractors and suppliers. We also made clear via published statements and web content that we do not partner or contract with entities that are assessed as presenting a high corruption risk that decline to provide beneficial ownership information as part of our due diligence process. In parallel with these steps, we published a list of entities in which BHP Group Limited’s effective interest is 100 per cent and certain entities in which BHP Group Limited’s effective interest is less than 100 per cent, including all controlled subsidiaries operating in the mining sectors, all mining operations joint ventures generating material revenue for BHP (and available information in relation to the other legal owners in these joint ventures) and entities in which we hold a partial interest (with some exclusions – refer to bhp.com/ethics).

These efforts are complementary to the BHP Foundation’s partnership with EITI and Open Ownership to support governments to transform the availability and use of beneficial ownership data for effective governance in the extractive sector.

Multi-lateral measures to improve governance such as these are intended to help ensure transparency and accountability as cornerstones of a successful energy transition that benefits the citizens of countries bestowed with critical minerals.

Anti-corruption

We continue our commitment to contribute to the global fight against corruption in the resources industry. Our commitment to anti-corruption is embodied in Our Charter and Our Code.

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

Activities that potentially involve higher exposure to corruption risk require review or approval by our Compliance function, as documented in our anti-corruption compliance framework. In FY2023, Compliance conducted monitoring focused on verifying the operation of anti-corruption controls in relation to higher risk relationships and activities, including the provision of community donations and sponsorships, identification and management of potential conflict of interest circumstances in local procurement, and governance in relation to sole source procurement decisions.

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

Our Compliance function is independent of our assets and regions and reports to the Chief Legal, Governance and External Affairs Officer. The Chief Compliance Officer also reports quarterly to the Risk and Audit Committee on compliance issues and meets at least annually with the Risk and Audit Committee Chair.

The Compliance function also participates in anti-corruption risk assessments in respect of our operated assets or functions, our interests in non-operated assets and new business opportunities that we consider are exposed to material anti-corruption risks. In FY2023, the function provided input into 29 anti-corruption risk assessments.

Risk awareness in first-line employees remains a critical preventative measure. Anti-corruption training is required to be provided to all employees and contractors as part of mandatory annual training on Our Code undertaken in the financial year. Our Compliance function also regularly communicates and engages with identified higher-risk roles. In FY2023, additional risk-based anti-corruption training was undertaken by 6,833 employees and contractors, as well as employees of some of our business partners and community partners.

For more information on ethics and business conduct refer to bhp.com/ethics

6.10    Digital security and data privacy

Digital security

Our business and operational processes across our value chain are increasingly dependent on the effective application and adoption of technology, which we use as a lever to deliver on our current and future operational, financial and social objectives.

For more information on our approach to digital security refer to OFR 8.1

Data privacy

We are committed to responsibly handling and protecting our people’s personal data.

Our commitment to protecting personal information and privacy is embodied in Our Code and BHP’s Data Privacy Principles.

BHP primarily collects and uses personal data from our candidates, employees and contractors for the purposes of managing our business operations and to ensure the health, safety and protection of our workforce. We believe transparency and respect for any personal data collected by BHP and our third parties are foundational to BHP’s Data Privacy Framework.

Our Data Privacy Office is independent and oversees the implementation and monitoring of BHP’s Data Privacy framework by the functions and assets that collect and use personal data. We monitor for changes to BHP’s operating environment and consider the impacts to the operation of BHP’s Data Privacy Framework. With rapid changes to regulation and community expectations, we engage regularly with various external experts on changes to data privacy regulations and regulatory enforcement activities.

Data is a key enabler to maintaining a safe, inclusive and future-ready workforce, which includes recent key initiatives, such as BHP’s pandemic response, fatality elimination, Indigenous engagement, and to meet our inclusion and diversity objectives.

Personal data collection by BHP is expected to adhere to BHP’s Privacy by Design Framework. High data privacy risk activities that require the collection and use of personal data are required to undergo a data privacy impact assessment. This assessment considers the appropriateness of the activity and defines the safeguards for the protection and responsible use of personal data.

Senior leaders who are accountable for data privacy risks monitor key metrics on a regular basis, meeting at least annually to review changes to our global data privacy risk profile and share knowledge to improve consistency in how an individual’s data is handled.

Data privacy breach simulations are conducted periodically to assess our readiness to respond to data privacy incidents. BHP takes a people-centric approach, prioritising activities that support and seek to rectify any potential harm or loss of rights caused to an individual.

Data privacy training is required for all employees and contractors who handle personal data as part of their responsibilities. This includes a new joiners eLearn and periodic refresher courses. The FY2023 data privacy refresher eLearn was assigned to 12,083 employees and contractors.

6.11    Value chain sustainability

Responsible supply chains

Responsible supply chains is one of our six social value pillars, with our 2030 goal being to create sustainable, ethical and transparent supply chains together with our partners.

The following programs of work support our progress towards this goal and indirectly support other pillars in our social value scorecard. These programs are intended to help ensure that minerals are responsibly sourced, produced and traced.

Responsible production and sourcing standards

BHP is committed to the adoption of a set of standards for the responsible production and sourcing of minerals and metals. The adoption of these standards is primarily aimed at ensuring we continuously improve against industry best practices. By being independently assessed against these standards, we can more transparently demonstrate to our stakeholders our intent to be a responsible actor within the mining and metals industry and for the global value chains we serve. This also allows us to align with ESG-related requirements set out by national mining associations, industry associations, commodity exchanges and emerging regulations.

During FY2023, we commenced implementation of the sustainability standards strategy we outlined in our Annual Report 2022. Our strategy defines our pathway for the implementation of responsible production and sourcing standards and is focused on the foundations needed to enable a more efficient adoption of standards to better position BHP’s participation in the sustainability standards landscape.

In FY2023, we socialised our approach to standards and external engagement with the Forum on Corporate Responsibility. We also worked on standards development in collaboration with industry associations, standards bodies, commodity exchanges and industry schemes, such as the International Council for Mining and Metals (ICMM), Towards Sustainable Mining (TSM), The Copper Mark, ResponsibleSteel, the London Metal Exchange (LME) and the Organisation for Economic Cooperation and Development (OECD). This included emphasising the importance of harmonising standards to improve the focus on effective implementation and comparability between companies’ disclosures about their performance. We expect to continue our work with the standards ecosystem in FY2024, to further improve harmonisation of the standards landscape.

Standards accreditations

Our Chilean operations Escondida and Spence and Olympic Dam in Australia maintained full accreditation against The Copper Mark during FY2023 (following a provisional award in FY2022) to recognise their responsible production practices. The Copper Mark is a voluntary assurance framework that independently assesses participants against 32 performance criteria across environmental, social and governance dimensions.

For more information refer to coppermark.org

Nickel West, Olympic Dam and WAIO completed independent third-party verification of self-assessments against the ICMM Mining Principles and associated Performance Expectations. The ICMM Mining Principles require member companies to conduct a prioritisation process to determine which assets will be subject to third-party validation across a three-year cycle. All of BHP’s long-term operated assets (excluding NSW Energy Coal and acquired OZ Minerals assets) have completed self-assessments against the ICMM Mining Principles and the associated Performance Expectations and the external validation sequence has been determined in consideration of commitments made by BHP to other standards, to enable operational efficiencies.

Metals and minerals due diligence

Our Responsible Minerals Program is our minerals and metals supply chain due diligence management system, which is aligned with the OECD’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance). The program requires fit-for-purpose due diligence with respect to the upstream minerals and metals supply chains for our operated assets and third-party trading activities.

The program prioritises due diligence over suppliers of minerals and metals where our operated assets or the inbound supply chain for the products those assets produce have any extraction, transportation or trade association with a conflict-affected and/or high-risk area. The program applies exclusively to suppliers selling minerals and/or metals directly into our operated assets that will physically form a part of our products or selling minerals and/or metals to BHP that BHP intends to market to a third party.

We commenced implementation of the Responsible Minerals Program in FY2023, including the publication of our Responsible Minerals Policy. In FY2024, we plan to undergo an assessment against the Joint Due Diligence Standard for Copper, Lead, Molybdenum, Nickel and Zinc for applicable sites, and we intend to publish our Step 51 report on our website in accordance with the OECD Guidance. The Joint Due Diligence Standard was established by The Copper Mark in collaboration with relevant metals associations to promote responsible minerals and metals supply chains for these commodities, aligned with the OECD Guidance.

[1]	Step 5 refers to the Five-Step Framework within the OECD Guidance.

Traceability

We see our core products as being important to the world’s energy transition. We strive to provide quality products in a responsible and more sustainable way. Against a backdrop of emerging regulations and standards globally, we see product traceability as a key enabler to help future-proof our supply chains.

In FY2023, we engaged with our customers, downstream partners, industry experts and technology partners to define a multi-year product traceability strategy. The strategy builds on BHP’s responsible supply chain objectives and is focused on partnering with multi-stakeholder alliances to shape the transparency and traceability ecosystem and building the foundations needed to enable efficient adoption of emerging standards and regulations.

While the strategy has been developed based on existing and likely future regulatory and customer requirements, we will continue to actively monitor and respond to new developments within the traceability landscape.

6.12    Climate change

Our position

Our position on climate change continues to be shaped, broadened and strengthened by our strategic interests and the dynamic global response.

We believe:

•	warming of the climate is unequivocal, the human influence is clear and physical climate-related impacts are unavoidable

•	the world must continue to increase both the levels of ambition and pace of greenhouse gas (GHG) emission reductions to meet the aims of the Paris Agreement

•

demand for renewable and low to zero GHG emission energy and lower GHG emission technologies is likely to grow at unprecedented rates as the world seeks to meet the aims of the Paris Agreement while supporting responsible global economic development, including progress on the United Nations Sustainable Development Goals

•	commodities and materials we produce underpin this transition and are critical to achieving global climate ambitions

•	a circular economy plays an important role in reducing GHG emissions associated with the extraction and use of mining products

•	an acceleration of global effort to drive energy efficiency is a critical element in avoiding, reducing and removing GHG emissions

•	policies to encourage rapid action should be implemented in an equitable manner to address competitiveness concerns, achieve lowest cost abatement and support equitable change and transition

For the full statement of our position and more information on our actions on climate change refer to Our position at bhp.com/climate

Additional content in OFR 6.12 is not required for US reporting.

6.13    Environment

Demonstrating environmental responsibility is core to Our Charter value of Sustainability.

We recognise that nature and the resources and services it provides are fundamental to the world’s economic security and the wellbeing of all stakeholders. Over the past year, we have seen increasing societal focus on the need to halt and reverse current trends in nature loss in the coming decade, including the adoption of the Kunming-Montreal Global Biodiversity Framework during the Conference of the Parties to the Convention on Biological Diversity in December 2022. We intend to contribute our part towards the global efforts to halt and reverse nature loss, which includes progressively assessing and disclosing our risks, impacts and dependencies on nature and taking appropriate actions to contribute towards nature-positive1 outcomes through our 2030 Healthy environment goal.

As defined by the TNFD, nature has four major components, or realms: land, oceans, fresh water and atmosphere. At BHP, we are evolving our environmental sustainability reporting to align with this concept of nature.

[1]

Nature positive is defined by the World Business Council for Sustainable Development (WBCSD)/TNFD as ‘A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state.’ It includes land and water management practices that halt and reverse nature loss – that is, supporting healthy, functioning ecosystems.

There is growing pressure on and competition for natural resources with climate change amplifying certain sensitivities of our natural systems. Where and how we operate is critical to ensuring the ongoing viability of our business and our contribution to global efforts to protect the vital ecosystems and realms of nature on which the world depends. With the adoption of the Kunming-Montreal Global Biodiversity Framework and the rapid evolution of frameworks for corporate disclosures (such as the TNFD) and for business action on nature, BHP is continuing to review and consider how to evolve our existing environmental disclosures in line with these emerging frameworks, initiatives and regulatory reforms, including environmental policy and law, in the jurisdictions where we operate.

BHP’s approach to environmental management

BHP’s operations and growth strategy depend on obtaining and maintaining the right to access natural resources. We remain committed to maintaining effective environmental management systems to implement our approach to environmental management and to drive continuous improvement in our environmental performance.

Specific environmental aspects, such as water, land and biodiversity, may involve higher levels of risk to the health and resilience of our business, the natural environment and our partners and stakeholders. We have developed specific strategies and programs of work to help manage these risks as discussed later in this section.

As at 30 June 2023, BHP owned, leased or managed an area of just under 6.5 million hectares1 with just over 2 per cent disturbed for mining operation purposes. Most of the area we steward is located in Australia and is for non-operational land uses, such as pastoral leases or land set aside for conservation. BHP’s approach to environmental management is tailored to different area types in our portfolio. See Figure below for a visualisation of this approach.

Our primary approach to preventing or minimising our adverse environmental impacts (to air, water, land and biodiversity) within our operational footprint is to apply the mitigation hierarchy (avoid, mitigate, rehabilitate, compensatory actions). For an example of how we apply the ‘avoid’ pillar refer to our no-go commitments on page 62.

[1]

This figure excludes areas we hold under greenfield exploration licences (or equivalent tenements) and does not include the areas that we now steward following the acquisition of OZ Minerals. The OZ Minerals areas will be included in our land, water and biodiversity data from FY2024. The area we own, lease or manage has decreased by less than 1 per cent from FY2022.

For more information on governance of sustainability topics, including nature, refer to OFR 6.3

Our no-go commitments are:

•	We do not explore or extract resources within the boundaries of World Heritage listed properties

•

We do not explore or extract resources adjacent to World Heritage listed properties, unless the proposed activity is compatible with the outstanding universal values for which the World Heritage property is listed

•

We do not explore or extract resources within or adjacent to the boundaries of the International Union for Conservation of Nature (IUCN) Protected Areas Categories I to IV, unless a plan is implemented that meets regulatory requirements, takes into account stakeholder expectations and contributes to the values for which the protected area is listed

•	We do not operate where there is a risk of direct impacts to ecosystems that could result in the extinction of an IUCN Red List Threatened Species in the wild

•	We do not dispose of mined waste rock or tailings into a river or marine environment

The requirement to apply the mitigation hierarchy, our no-go commitments and other Group-wide approaches to environmental management is set out in the Our Requirements for Environment and Climate Change standard and our mandatory minimum performance requirements for risk management. These requirements outline an integrated, risk-based approach to managing any actual or reasonably foreseeable adverse and positive impacts (direct, indirect and cumulative) on nature and/or natural resources. This includes a requirement to establish and implement environmental risk monitoring and review practices in our business planning and project evaluation cycles. Our mandatory minimum performance standards require development and implementation of Environmental Management Systems that align with global environmental management frameworks, such as ISO 14001, which is verified either by ISO 14001 certification or through our internal assurance processes. They also require our operated assets to define the intended asset-level environmental objectives by setting target environmental outcomes that are consistent with the assessed risks and potential impacts.

Under our 2030 Healthy environment goal, we seek to create nature-positive outcomes by having at least 30 per cent of the land and water we steward under conservation, restoration or regenerative practices by the end of FY2030. Our non-operational areas are the primary focus of our 2030 Healthy environment goal due to their size. Nevertheless, both the 2030 goal and mitigation hierarchy are expected to be used as management approaches for both operational and non-operational areas.

For more information on our 2030 goals refer to OFR 6.4

Beyond BHP’s footprint, we commit to making voluntary contributions to support environmental resilience across the regions where we operate through social investment, on ground action and thought leadership.

Our collaborative work with strategic partners, including Conservation International, research organisations and local communities, is focused on contributing to enduring environmental and social benefits through projects and programs focused on conservation and ecosystem restoration, water stewardship and climate change mitigation and adaptation. Our preference is to invest our voluntary social investment funds in projects that contribute to cultural, economic and community benefits in addition to environmental resilience.

Since FY2011, we have invested almost US$100 million of our social investment funds in voluntary environmental resilience initiatives outside our operational area. This funding is in addition to our investment in day-to-day environmental management activities relating to our operations.

For more information on our environmental approach refer to Our Requirements for Environment and Climate Change standard and our environmental management and governance processes at bhp.com/environment

Key progress in FY2023

Our 2030 Healthy environment goal is supported by successive short-term milestones that we intend to develop and disclose each year until FY2030.

During FY2023, as part of our progress to achieve our 2030 Healthy environment goal, we completed the following milestones:

•

published our asset-level context based water targets (CBWTs)[1] that were informed by catchment-scale risk assessments and Water Resource Situational Analyses. For more information refer to the Oceans and fresh water section below.

[1]

CBWTs are intended to apply at the asset-level for our operated assets. Due to the previous divestment review of NSWEC, the development of CBWTs for this asset is planned to be completed in FY2024, along with CBWTs for our legacy assets. We will review the need to revise or develop new or additional CBWTs when there are substantial changes to our portfolio or one of our operated assets moves into the operational phase, which may firstly require a Water Resource Situational Analysis (WRSA) to the extent that an existing WRSA is not applicable

•

completed baseline mapping of Important Biodiversity and/or Ecosystems (IBE) – for all land and water areas at our operated assets in Minerals Australia and Minerals Americas (excluding OZ Minerals and legacy assets1), and formalised our approach to biodiversity and land management in a Group-level biodiversity strategic framework that identified three priority areas – valuing natural capital, innovation and collaboration and nature-related disclosures. For more information refer to the Biodiversity section on the following page.

•

continued to invest in voluntary conservation projects and thought leadership related to areas beyond BHP’s footprint, as part of our contribution to environmental resilience more broadly. This included the release of our Natural Capital Accounting for the Mining Sector – Beenup Site Pilot Case Study bhp.com/news/media-centre/releases/2023/05/bhp-case-study-a-first-for-natural-capital-accounting-in-mining to progress collective thinking on the application of natural capital accounting principles for the mining sector.

As at 30 June 2023, we had 82,132 hectares under nature-positive management practices2, which is 1.3 per cent of the land and water we steward. Development of natural capital accounts for our operated assets has not yet commenced, but will be guided by the insights and learnings from the Beenup Site pilot case study.

Oceans and fresh water

Access to safe, clean water is a basic human right and water is essential to maintaining healthy ecosystems. Water is integral to what we do and vital to the longevity of BHP. We depend on access to water and cannot operate without it.

Our Water Stewardship Position Statement outlines our vision for a water secure world by 2030, and this vision is aligned with the United Nations Sustainable Development Goals. Our position statement is supported by our Water Stewardship Strategy, which focuses on understanding and managing water-related risk, disclosure, contributing to the resolution of shared water challenges, valuing water and sharing innovations and learning.

We strive to effectively manage our interactions with and prevent or minimise our adverse impacts on water resources. We work to reduce stress on water resources from our operations by requiring our operated assets, as part of the BHP Risk Framework, to identify, assess and manage water-related risk and make strategic business decisions in line with our risk appetite statement. BHP’s portfolio of long-life operated assets means we plan in decades and must take into account the needs and circumstances of future generations in our decisions. We consider both our operated assets’ needs and the potential for regional changes to water resources due to our activities, climate change, pollution, population growth and changing expectations. We consider the interactions that we and external parties have with water resources within catchments, shared marine regions and groundwater systems, and the need to manage water-related risks for the different physical environments, hydrological systems and socio-political and regulatory contexts in which we work.

For more information on the water-related risks (both threats and opportunities), impacts and dependencies that we have evaluated and the actions we take to seek to prevent, mitigate or enhance them refer to bhp.com/water

For information on BHP’s risk process, including effectiveness of actions taken, refer to OFR 8

Beyond our operational activities, we engage across communities, government, business and civil society to catalyse actions to improve water governance, increase recognition of water’s diverse values and advance sustainable solutions. Our key collaboration in FY2023 was our engagement of third parties (e.g. universities) to review publicly available information and engage with partners and stakeholders (e.g. communities, Indigenous groups, policymakers and other private corporations within our catchment areas) to identify shared water challenges through Water Resource Situation Analyses (WRSAs). The WRSAs for our operated assets that are currently operational (except for NSWEC due to the previous divestment review) were published on our website in FY2023 and are intended to support continued collaboration between partners and stakeholders to understand and manage shared water resources within our operating regions. While water challenges vary across our catchments, some of the common challenges identified in the WRSAs include data sharing, frameworks for collaboration and balancing different values for water – economic, social and cultural. More information on the WRSAs is available at bhp.com/sustainability/environment/water/shared-waterchallenges/what-is-wrsa. We also partner with others to advance the thinking in our priority areas of action. During FY2022 and FY2023, we collaborated with the University of Notre Dame to develop a framework for corporations and policymakers to consider the human right to water to support social equity and reduce corporate risk. The draft was presented at the United Nations 2023 Water Conference and will now be expanded to consider broader environmental rights.

[1]	Legacy assets refer to those BHP-operated assets, or part thereof, located in the Americas that are in the closure phase.
[2]

Area under stewardship that has a formal management plan, including conservation, restoration or regenerative practices. 1.3 per cent is calculated based on areas of land and water that we stewarded at 30 June 2023. For more information refer to the BHP ESG Standards and Databook 2023, available at bhp.com/sustainability.

We report on water metrics at bhp.com/water and in the BHP ESG Standards and Databook 2023 available at bhp.com/sustainability, in line with the ICMM’s Water Reporting, Good Practice Guide (2nd Ed) (ICMM guidance) and the Minerals Council of Australia’s Water Accounting Framework (WAF). These reporting frameworks are generally aligned with the reporting requirements of the GRI Standards, Sustainability Accounting Standards Board and the CEO Water Mandate1. Detailed information on water accounting and reporting of metrics required by the ICMM guidance is available at bhp.com/water.

Water data and accounting relies on a variety of data sources, including from water modelling, direct measurement and estimation techniques based on available known methodologies (e.g. estimation of evaporation from water storages). In line with our commitment to continuous improvement of our water accounts and data, we continue to review our assumptions for accounting for water metrics and refine our methodology in water models and water balances, recognising that water modelling and balances contain a degree of uncertainty. Water models and measurement techniques will continue to evolve and our understanding and knowledge will grow over time. Our focus in FY2024 will be a review and refinement of our water accounts and model at our Nickel West asset.

We continue to seek opportunities to source our water from lower grade sources (e.g. seawater) rather than use high quality (as defined in ICMM Guidance and the WAF) water resources from the catchments where we operate. In FY2023, seawater continued to be our largest source of water withdrawal; groundwater (a mixture of high and low-quality water) remained our most significant non-seawater source and the amount withdrawn was similar to FY2022. The magnitude of our global water withdrawal, discharge and consumption data changed during FY2023 following the divestment of our Petroleum and BMC assets in late FY2022. Detailed data is available at bhp.com/water. The definitions of water quality types are available in section 2.4.2 of ICMM Guidance. In FY2023, we continued to use the data obtained from our water accounting to identify and assess water efficiency and treatment opportunities within our operated assets.

We committed in our Water Stewardship Position Statement to developing context-based water targets (CBWTs). In FY2023, we released our first suite of CBWTs that will apply until 2030. These targets were informed by BHP’s view of water-related risks in the relevant catchment and by the shared water challenges identified in the WRSAs. The CBWTs aim to improve our internal BHP water management and contribute to collective benefit and shared approaches to water management in the regions where we operate. They also support BHP’s 2030 Healthy environment goal and are expected to contribute to the protection or restoration of water-dependent ecosystems in the vicinity of our operated assets. The CBWTs are underpinned by a series of milestones (for more information refer to bhp.com/sustainability/environment/water/shared-water-challenges). We intend to report on our progress against these milestones and targets from the FY2024 annual reporting period onwards.

For more information on our approach to water stewardship, progress against our Water Stewardship Strategy, water performance in FY2023 and case studies on activities we are undertaking to progress towards meeting our water stewardship vision refer to bhp.com/water

Biodiversity

We have a Group-level biodiversity strategy that outlines our purpose and strategic priorities, and which is designed to inform operational decision-making across the full life cycle of mining operations at our operated assets. The Group-level strategy provides a clear direction that enables alignment of asset-level biodiversity and land objectives and supports delivery of the 2030 Healthy environment goal. The focus areas in the biodiversity strategy are valuing natural capital, innovation and collaboration, and nature-related disclosures.

For more information on our 2030 goals refer to OFR 6.4 and for information on our biodiversity strategy refer to bhp.com/biodiversity

Our operated assets are required to have plans and processes that capture local biodiversity, land risks and regulatory requirements and detail how to prevent or minimise any actual or potential impacts.

In May 2023, we published the Natural Capital Accounting for the Mining Sector – Beenup Site Pilot Case Study, which was based on BHP’s former mineral sands site located in Western Australia. The site was closed in 1999 and rehabilitation and restoration of the site was completed over the period from 2000 to 2015. The objective of the case study was to pilot how natural capital might be valued in the mining context, to determine the data requirements to build a set of natural capital accounts (NCAs) and to evaluate the use of natural capital accounting as a tool to track progress on contributing to nature-positive outcomes aligned with our 2030 Healthy environment goal. The Beenup pilot case study is intended to be used as a guide for future studies and a basis of learning and improvement to contribute to development of a consistent and meaningful approach to natural capital accounting in the mining sector. Insights from the Beenup case study are being piloted at an operational site in Minerals Australia and are intended to assist us as we progress towards all of our operated assets having NCAs in line with one of the key metrics for our 2030 Healthy environment goal.

[1]

The CEO Water Mandate is a UN Global Compact initiative that mobilises business leaders on water, sanitation, and the Sustainable Development Goals. Companies that endorse the CEO Water Mandate commit to continuous progress against six core elements of their water stewardship practice and, in so doing, better understand and manage their own water risks. The six core areas are: Direct Operations, Supply Chain & Watershed Management, Collective Action, Public Policy and Community Engagement and Transparency. BHP is an active signatory to the Mandate.

Biodiversity initiatives supported through social investment continued through FY2023. Our voluntary social investment projects were focused in three areas:

•	Thought leadership – testing of natural capital accounting principles through the Natural Capital Accounting for the Mining Sector – Beenup Site Pilot Case Study

•	On ground action – monitoring and evaluation and the use of environmental DNA to develop indices of ecosystem health

•

Environmental resilience – through support for research on coral reef restoration to build resilience on coral reefs, and the application of Conservation International’s seascapes framework to build resilience in coastal communities, which is currently being piloted in the Lau Region, Fiji

In FY2023, BHP participated in a pilot of the TNFD beta framework, coordinated by the ICMM, as part of the market consultation and testing phase of the draft disclosure framework.

For more information on our approach to biodiversity and land management and current performance refer to bhp.com/biodiversity

Atmosphere

We report our approach, management and data related to climate change in OFR 6.12. Our emission of nitrous oxides, particulates and sulphur dioxide are considered non-material in comparison to global emissions as determined by the GRI materiality assessment process. We have extensive particulate monitoring and management programs at some of our operated assets. We report air emissions (such as particulates and nitrous oxides) as part of the BHP ESG Standards and Databook 2023, available at bhp.com/sustainability, and discuss our approach and management to these on our environment webpage at bhp.com/environment.

Legal cases – Environment

We are facing ongoing legal cases involving environmental matters. Examples are: Lagunillas (Cerro Colorado) and Monturaqui (Escondida), as described below.

Lagunillas (Cerro Colorado)

In 2021, an individual filed an environmental damage claim against Cerro Colorado (CMCC) before the Chilean Environmental Court, alleging CMCC’s water extraction from the Lagunillas aquifer had damaged the aquifer, as well as a nearby lagoon and wetlands. The substantive case was heard in FY2022 and an agreement was reached between the two parties to seek to settle the claim. The settlement proposal was submitted to the Environmental Court for approval, which decided it would not rule on the proposal but would instead issue a ruling on the merits of the case. In May 2023, the Court indicated that the Presiding Judge had submitted a draft ruling on the case’s underlying merits for the other judges to review. In parallel, the Antofagasta Court of Appeals intervened and granted an appeal filed by CMCC seeking to reverse an earlier decision by the Environmental Court that denied the parties the opportunity to be heard in relation to the settlement proposal’s adequacy. The Court of Appeals ordered the Environmental Court to schedule a special hearing to assess the adequacy of the environmental measures included in the settlement proposal and to decide whether to approve or reject the proposal.

Monturaqui (Escondida)

In March 2022, the Chilean Environmental Regulator (SMA) sanctioned Escondida, concluding it had breached its environmental permit causing irreparable environmental damage due to its water extraction from the Monturaqui aquifer. Escondida’s infraction was classified as ‘very serious’ and the SMA imposed a fine of ~US$8.3 million. Escondida filed a reconsideration motion before the same regulator, which was rejected in January 2023. In February 2023, Escondida filed a further appeal before the First Environmental Court seeking to annul the SMA decision. The appeal is pending.

Shortly after the March 2022 SMA decision, an environmental damage claim was filed in the Environment Court by the Chilean Attorney General’s Office against Escondida (and two other operators), in which it was alleged that the defendants’ extraction of water from the Monturaqui aquifer has caused environmental damage. In March 2022, the Peine Indigenous Community filed a claim against Escondida based on the same facts as the SMA sanction. Both the Chilean Attorney General’s Office and the Peine claims have been consolidated into a single case. In May 2023, the three defendants submitted a joint settlement proposal to the claimants. The substantive case was heard from 24 July to 28 July 2023. At the hearing, the Court ordered a site visit to take place during August 2023, following which the Court will schedule a hearing to enable the parties to deliver closing arguments.

6.14    Community

The core business activities and supplementary social, economic and environmental initiatives of BHP can significantly contribute to improved outcomes for the communities where we operate and in return secure sustained support for our operations. We recognise the continuously evolving nature of society, communities and our business requires us to maintain a dual approach to community relations, where we acknowledge and address immediate risks, impacts and opportunities to the communities where we operate, while having an agile long-term strategy that enables broader shifts in the ways we approach community engagement and investment in response to community values and expectations. In FY2023, we progressed the management of short-term risks, impacts and opportunities as well as the development of a long-term strategic approach.

Community understanding

We apply the same approach to community engagement and research across all our operated assets and exploration regions globally. This includes:

•

Community perception surveys – snapshots of the communities where we operate and key opinion leaders’ perspectives on their community priorities and of sector and BHP performance, completed every two years. The last surveys were completed in late FY2022

•

Community baseline studies – desktop assessments that provide quantitative and qualitative data on social, cultural, economic and political characteristics of the communities where we operate. These were completed in FY2023

•

Community impact and opportunity assessments – analysis of the surveys and baseline studies against asset plans to identify and prioritise actual and potential community risks, impacts and opportunities. The assessments utilise our Risk Framework to support integration into the risk profile for our operated assets and functions. These commenced in FY2023 and are expected to be completed in FY2024

•

Community engagement and social investment indicators – data collected related to community engagements (e.g. number of community concerns and use of the operational grievance mechanisms) and social investment partnerships (e.g. outcome indicators of a particular project) that provide insights to the communities’ relationships with us

In FY2023, we generally observed that communities continued to value the economic and other opportunities associated with BHP’s operations, although they also continued to hold strong interests about the impacts of mining. Primarily these relate to environmental performance, economic resilience and some of the social and cultural impacts mining can have. Many communities have provided feedback that engagement should be more purposeful and occur early enough in the planning process to allow community feedback to be practically taken into consideration, with solutions designed in partnership.

Social investment is positively received as a tool to contribute value. However, it is not seen by communities as an offset for other impacts the community may experience or perceive from our activities. Furthermore, social investment is seen as marginal relative to the upside opportunities realised through increases in procurement and employment. At a regional and local level, we know each community has a diverse range of interests across infrastructure, economic opportunities, healthcare, environment and sociocultural values. The unique nature of each community’s priorities requires flexibility in the approach to engagement and investment taken by our operated assets.

This feedback has informed the strategy for our goal under the thriving, empowered communities pillar of our social value framework, which includes the co-design of plans within each community as a key metric. We are working to develop Group-level principles that will provide guidance on co-design leading practice, while each operated asset will have the ability to engage in a manner that is preferred by the local community and address the highest priority focus areas for that community through business activities, advocacy and social investment.

Community events, complaints and grievances

In FY2023, there were 154 community concerns and complaints received globally across our operated assets through our local complaints and grievance mechanisms (zero of which were classified as grievances).1,2 This represents a total 1 per cent decrease from FY2022 figures.

[1]	An event or community complaint relating to an adverse impact/event that has escalated to the point where a third-party intervention or adjudication is required to resolve it.
[2]	Data excludes OZ Minerals.

The map above shows stakeholder concerns reflecting complaints received through our local grievance mechanisms and other sources, such as community perception surveys.

FY2023 progress and initiatives

In response to the lessons learned from prior community engagement and due diligence, in FY2023 we progressed:

•

design and testing of a stakeholder management system that enables us to maintain improved records of community engagements and our commitments, as well as an improved external facing complaints and grievance portal to improve accessibility for community members to provide direct feedback to us. We intend to launch these systems in FY2024

•

updates to our internal standards, designed to provide improved guidance for community engagement and social investment leading practice as well as enhance integration with our existing business processes, such as asset planning and risk assessments. Embedment of the revised standards is planned to commence in FY2024

Equitable change and transition at New South Wales Energy Coal

Following an extensive review of available options, in June 2022, BHP made the decision to retain New South Wales Energy Coal (NSWEC) in our portfolio, seek the relevant approvals to continue mining beyond the current consent that expires at the end of CY2026 and proceed with a managed process to cease mining at the asset by the end of FY2030 (Pathway to 2030).

Our ambition is to work with stakeholders to achieve sustainable landforms and land uses to contribute to supporting the needs of the Hunter region. This ambition is underpinned by BHP’s social value framework and our equitable change and transitions principles. We recognise the importance of bringing a positive contribution to local communities, including our contribution to creating long-term prosperity and resilience as the Upper Hunter region enters a transitional period.

An important part of Pathway to 2030 is to seek the relevant approvals to continue mining past the existing end of CY2026 consent expiry. This is intended to provide the time to work with our people and the local community on an equitable change and transition approach and the detailed plan for mine closure. Work continues on the modification application, which is intended to be submitted in the second half of 2023.

As part of our Pathway to 2030 commitment, BHP has engaged extensively with partners and stakeholders following the decision to cease mining at NSWEC. Dialogue has included detailed information sessions with our employees, contractors and suppliers, the community (including members of local communities, local Business Chambers, Indigenous partners and industry representatives) and multiple levels of government. Over the coming period, we intend to continue to work together with our people and the community to progress the Pathway to 2030 engagement program with partners and stakeholders.

More information on our approach to community is available at bhp.com/communities

6.15    Indigenous peoples

Indigenous peoples are important partners for BHP. Around the world, BHP operates on or close to the traditional lands of Indigenous peoples and we have a deep respect for their distinct cultures, rights, perspectives and aspirations. BHP is committed to working collaboratively with Indigenous peoples to develop long-term partnerships based on trust and mutual benefit. It is through this commitment that we aim to support reconciliation with Indigenous peoples and contribute to improved social, economic and environmental outcomes.

First adopted in FY2015, our Global Indigenous Peoples Framework was reviewed in FY2022 to bring it into greater alignment with BHP’s purpose and social value framework, and to strengthen our consideration of the collective rights and perspectives of Indigenous peoples in a changing global context. Our revised global Indigenous Peoples Policy Statement (IPPS), released in FY2023 is the product of extensive consultation internally with BHP leaders and employees and externally with Indigenous peoples and organisations, leading external experts, non-government organisations and investors. Our IPPS outlines a global approach to engaging and partnering with Indigenous peoples including our approach to free, prior and informed consent (FPIC). A global Indigenous Engagement team coordinates our approach and standards for BHP’s engagement with Indigenous peoples across our operated assets and functions within each region and globally across BHP. Regionally, Indigenous Peoples Plans are being co-designed with Indigenous peoples to outline how we will engage with Indigenous communities and partners in accordance with our IPPS and the priority topics on which we intend to focus our engagement in each country or region where we operate.

We acknowledge the importance of a diverse workforce that understands the lived experiences of and cultural nuances and protocols that exist within Indigenous societies. Dedicated Indigenous Engagement teams work at both the local and global level, and are responsible for managing BHP’s policies, relationships and agreements with Indigenous peoples. The Indigenous Engagement teams work across the organisation with our leadership to maintain a high level of cultural competence, including supporting BHP to follow our processes for seeking FPIC, assessing and mitigating adverse impacts to Indigenous peoples’ collective rights, cultural heritage management, procurement from Indigenous businesses, Indigenous employment and our efforts to contribute to the economic and social development of Indigenous communities where we operate.

Indigenous partnerships

Under the Indigenous partnerships pillar of our social value framework, we have set ourselves the goal of delivering respectful relationships that hear and act upon the distinct perspectives, aspirations and rights of Indigenous peoples and support the delivery of mutually beneficial and jointly defined outcomes (refer to OFR 6.5). In FY2023, we completed a milestone toward this goal with the release of a revised Global Indigenous Peoples Strategy (now described as our Indigenous Peoples Policy Statement (IPPS)). We also made progress against a milestone of increasing formal Indigenous voice mechanisms in decision-making, through the global consultations in FY2023 for the new IPPS and consultations for the regional Indigenous Peoples Plans in Australia and Canada respectively, as well as through our ongoing engagement mechanisms with Indigenous peoples and communities on whose traditional lands we operate our assets. We initiated a global program of research with Indigenous partners and organisations in FY2023, to support our aim of reporting on the health of our relationships with Indigenous partners in FY2024.

We also revised one of the key metrics for our 2030 Indigenous partnerships goal in FY2023. The original metric for FY2024, published in June 2022, stated that we would ‘co-create plans which define priorities and are designed to deliver mutually beneficial outcomes’. We updated this metric to be: ‘Indigenous voices and perspectives are incorporated into co-designed priorities in each region’. This update clarifies the deliverable and aligns with our new IPPS commitments to incorporate Indigenous voices and perspectives in our work.

We are making progress against our social value scorecard metrics for Indigenous workforce participation and Indigenous procurement. Indigenous employment teams developed and implemented Indigenous workforce initiatives in FY2023 to provide pathways to employment, support our Indigenous workforce, build a more culturally capable non-Indigenous workforce and meet our employment metrics. In Australia, our Indigenous employment was at 8.6 per cent in FY20231 and our target is to reach 9.7 per cent by FY2027. In Chile, our Indigenous employment was at 9.7 per cent in FY20231 and our target is to reach 10 per cent by FY2025. In Canada, our Indigenous employment was at 7.7 per cent in FY20231 and our target is to reach 20 per cent by FY2026.

[1]	Point in time data as at 30 June 2023.

For more information about Indigenous employment refer to OFR 6.6

In FY2023, we expanded our global program to improve engagement with Indigenous businesses across all our operating locations with the goal of increasing direct procurement spend to over US$400 million by FY2025. Compared to FY2022, our direct global spend with Indigenous businesses increased 122 per cent to US$332.6 million in FY2023 and the number of Indigenous vendors engaged rose by 50 per cent to 219. Through this program, we have seen continued growth in spend with Indigenous businesses across our Australian assets with FY2023 direct spend of US$267.5 million. Jansen Stage 1 in Canada delivered direct spend of US$65 million in FY2023.

Minerals Australia

In FY2023, following a review of the status of all Native Title and cultural heritage agreements and negotiations with Indigenous peoples across Minerals Australia, BHP established an agreement-making program that is scheduled to be progressed over the next three to five years. This program seeks to modernise agreement-making across Minerals Australia, enhance good practice and ensure greater alignment with our revised IPPS, including our approach to FPIC.

Minerals Australia released its sixth Reconciliation Action Plan (RAP) in June 2023 for the period to the end of FY2027 to contribute towards reconciliation between Indigenous and non-Indigenous Australians and to take forward BHP’s global IPPS in Australia. We developed the Elevate RAP in partnership with Traditional Owner groups, Aboriginal and Torres Strait Island Islander employees, businesses, organisations, communities and peak bodies across Australia.

In a planned ongoing initiative, BHP hosted its inaugural Traditional Owner Forum in November 2022, which brought together senior leaders from Traditional Owner groups across Australia, BHP leadership and relevant team members. The forum was called for by Traditional Owners, who requested the opportunity for two-way dialogue with BHP senior leaders.

In Minerals Australia, a new Cultural Heritage Technical Standard was developed in FY2023 that goes beyond existing legislative frameworks and requires all our Australian-based operated assets to meet the public targets defined in the Elevate RAP. This new standard puts good faith negotiation with Indigenous people at the centre of the process through cultural heritage agreement-making and the delivery of Cultural Heritage Management Plans. In FY2023, four new Heritage Agreements and 14 new Cultural Heritage Management Plans were successfully negotiated with Aboriginal Corporations. These Cultural Heritage Management Plans mainly covered existing operations at WAIO and were an outcome of our commitment to modernise existing government approvals through further consultation. In line with our social value agenda, new heritage protection areas were agreed through the Cultural Heritage Management Plans for significant heritage values as identified by Traditional Owners.

Minerals Americas

We have continued to work towards building partnerships with Indigenous peoples in the Americas regions where we operate or plan to operate.

We continue to strengthen our cultural heritage practices for our operated assets in Minerals Americas through the development of a management system framework that considers tangible and intangible cultural heritage across the life cycle of our projects. We have established a team specialising in cultural heritage both at regional and operational levels. This work has raised the visibility of cultural heritage in Minerals Americas and further embedded consideration of potential impacts to cultural heritage in the processes and planning of BHP’s activities.

Chile

At Escondida, we continued to advance the implementation of the settlement concerning the environmental sustainability of the Salar de Punta Negra, signed at the end of FY2021 between Escondida, the Chilean Attorney General’s Office, the Peine Atacameña Indigenous community and the Council of Atacameña Peoples. We are progressing the first of three phases of the agreement, which focuses on diagnosing the environmental condition of the Salar de Punta Negra after groundwater extraction for operational purposes ceased in 2019. We intend to undertake eight different studies to complete the diagnosis. Along with the studies, this phase also included the development of a governance framework to implement the settlement with the participation of Escondida, the Chilean Attorney General’s Office, the Peine Atacameña and the Council of Atacameña Peoples, together with a Promotion and Enhancement Plan.

Our Cerro Colorado operation is preparing for closure at the end of CY2023 due to the expiration of its permits to operate. We intend to continue developing technical studies to inform potential mine life extension in the future as well as technical studies for final closure if life extension is not feasible. We are engaging with impacted Indigenous peoples to include their voices during study phases for both scenarios.

We continue to work on implementing our agreements with Indigenous peoples, including fulfilling our commitments and investing in social projects. We completed improvements to the community town hall and of culturally significant walls in the Parca locality. We are also investing in an agricultural development program that seeks to promote and improve crop production in local Indigenous communities, delivering new knowledge and tools to the farmers of Parca, Iquiuca, Mamiña and Quipisca.

In Mamiña, Macaya and Iquiuca, we are supporting innovative solutions for Indigenous communities to adapt to potential climate-related impacts through the Kuskalla project (meaning ‘together’ in Quechua language), which is optimising the management of energy, water and organic waste using solar panels, water models and a biodigester.

Canada

There are six primary First Nations communities in the vicinity of our Jansen Potash Project. BHP has entered into Opportunity Agreements with all six First Nations to formalise our relationships in a range of areas, including providing local employment and business opportunities and building the skills and capabilities of local residents. During FY2023, progress was made towards implementation of these agreements, including through key projects, such as the opening of the Muskowekwan Family Healing and Wellness Centre, to support addressing the systemic impacts of historical trauma faced by First Nations peoples.

BHP is developing an Indigenous Partnership Plan to operationalise our global IPPS and advance our existing and new relationships with Indigenous peoples in Canada. We are developing the plan through a co-design process with the relevant Indigenous peoples. We commenced consultations on the Indigenous Partnerships Plan with the six First Nations communities that are directly impacted by our Jansen Potash Project before expanding to regional and national Indigenous organisations. We held an open community forum in March 2023 with the six First Nations partners to our Jansen Potash Project, as well as surrounding regional First Nations, Metis groups, educational institutions and other First Nation economic development groups. We expect to complete the Indigenous Partnership Plan in FY2024.

Resolution Copper

Resolution Copper Mining is owned by Rio Tinto (55 per cent) and BHP (45 per cent) and managed by Rio Tinto. We acknowledge the Resolution Copper project area includes areas of cultural significance for Native American Tribes and their members. Development of the project continues to be studied and remains subject to regulatory reviews by federal, state and local governments. Resolution Copper Mining continues to cooperatively engage in these regulatory processes and has publicly stated its commitment to deepening ongoing engagement with Native American Tribes and other stakeholders to understand and seek to mitigate potential negative impacts, while also collaborating to create shared value opportunities. We are monitoring and support Resolution Copper Mining’s engagement processes.

6.16    Tailings storage facilities

A primary focus is on managing the safety and integrity of our tailings storage facilities (TSFs) across our operated and closed assets, to protect people, the environment and communities where we operate.

TSFs are dynamic structures that accommodate the left-over materials from the processing of mined ore. A failure event has the potential to impact people, communities, the environment and the economy. In 2015, the tragic failure of the Fundão TSF at Samarco, a non-operated joint venture (NOJV) owned 50 per cent by BHP, led to increased focus on the management of our TSFs. We remain committed to strengthened tailings management to deliver operations that are safer for the environment and community. We will continue to work with stakeholders, share our progress and apply learnings to realise positive outcomes at BHP and across the industry.

In FY2023, we continued works aimed at reducing our TSF risk, for example:

•

At the WAIO Boodarie TSF, we progressed the TSF to a state of safe closure, as defined by the Global Industry Standard on Tailings Management (GISTM), when we completed the embankment reshaping and capping of tailings.

•	The construction of buttresses commenced at Olympic Dam’s TSF5, BMA’s Peak Downs Old Tailings Dam TSF and legacy asset’s Solitude TSF, to further reduce the low likelihood of a failure event.

•	We made progress at our operated and closed assets to align with the GISTM.

BHP added four operated TSFs to our portfolio as a result of the OZ Minerals acquisition.

For information about the Fundão TSF failure at Samarco and our progress with the response refer to OFR 7

Our approach

Our short-term strategy focuses on improvement of key risk indicator (KRI) performance, including options studies to reduce and mitigate potential downstream impacts, particularly to those who could be at risk in the event of a TSF failure. We are also committed to aligning to tailings industry standards, including the GISTM and Towards Sustainable Mining.

Our medium- and long-term strategies focus on complex risk reduction projects and the identification and use of improved tailings management and storage solutions. Where feasible, we replace traditional above ground TSFs with in-pit TSFs and we are collaborating with others to progress tailings technology. For example, we have partnered with Rio Tinto to develop technology that may significantly increase water recovery from mine tailings. In addition, while our NOJVs are independently controlled and have their own operating and management standards, we encourage NOJVs to consider alternative tailings solutions as an option in asset planning where appropriate.

Global Industry Standard on Tailings Management

We are committed to achieving alignment with the GISTM for all operated TSFs. The Accountable Executive model is embedded in our tailings management processes and four Accountable Executives, who oversee TSF operations (three) and governance (one) in accordance with defined terms of reference, are direct reports of the BHP Chief Executive Officer and accountable to the Board’s Sustainability Committee.

As of August 2023, all extreme and very high consequence classification operated TSFs35 align with the GISTM,36 and a public disclosure document for these TSFs is published on our website.

Governance and risk management

Our Tailings Storage Facility Policy Statement was updated in FY2023 and is available at bhp.com/sustainability/tailings-storage-facilities.

It outlines our commitment to the safe management of TSFs, governance and risk management, transparency, emergency preparedness, response and recovery in the event of a failure. We proactively engage with partners and stakeholders on emergency preparedness and response in relation to TSF risk.

[35]	Excludes any OZ Minerals TSFs while their GISTM consequence classifications are evaluated.
[36]	Based on BHP’s assessment of the requirements for GITSM conformance, which utilises the ICMM Conformance Protocols for GITSM. We keep this guidance under review.

Ongoing governance activities identify risk reduction and improvement opportunities and allow effective management of TSF failure risk. KRIs are set by management and help to monitor performance of our TSFs against our risk appetite in dam integrity and design, overtopping/flood management and emergency response planning. KRIs are routinely reported to the Sustainability Committee and the Risk and Audit Committee.

We also use the ‘three lines model’ for risk governance. We mandate three key first-line roles across our operated assets: Dam Owner, Responsible Tailings Facility Engineer and Engineer of Record. Annual performance reviews, dam safety reviews, independent tailings review boards and project-specific independent peer reviews provide independent and objective assurance through the second line. Third-line assurance of the overall governance and control framework is provided through internal audits.

For more information on BHP’s approach to risk management including KRIs refer to OFR 8

Transparency and disclosure

We support detailed, transparent and integrated disclosure regarding TSF management, including updating our Church of England Disclosure37 and publishing a public disclosure document for our priority TSFs38, in alignment with the GISTM. Our work continues with industry partners to support the development of disclosure standards and improvements for tailings storage management across the mining industry, including through the ICMM Tailings Working Group and our support of the Investor Mining and Tailings Safety Initiative.

Actively engaging with our affected partners and stakeholders regarding our TSFs is also a priority. For example, in FY2023, following consultation with three Indigenous groups, the design and build methodology of the Olympic Dam TSF buttress was changed to preserve certain identified cultural heritage sites.

Operated and non-operated tailings portfolio

The consequence classifications described in this Report align to the GISTM for priority TSFs and the Canadian Dam Association (CDA) classification system for all other TSFs. The TSF consequence classification reflects the modelled consequences of a failure and it is not a reflection of the current physical stability of the TSF. The TSF consequence classification can also change over time, for example, following the construction of an embankment raise.

[37]

In April 2019, the Church of England Pensions Board and the Council on Ethics Swedish National Pension Funds wrote to approximately 700 mining firms to request specific disclosures of their TSFs. Our updated disclosure is included in our 2023 ESG Standards and Databook available at bhp.com/sustainability.

[38]	Prioritised BHP operated and closed asset TSFs are those classified as extreme or very high by the GISTM consequence classification guidance.

Case study – BHP and Rio Tinto collaboration

A collaboration agreement between BHP and Rio Tinto aims to accelerate the development of technology that could significantly increase water recovery from mine tailings, in turn reducing the TSF environmental footprint and moisture content. In addition, the water recovered from tailings by filtration could be re-used in processing facilities, reducing overall water consumption. It also creates opportunities to productively re-use tailings, for example as raw material for glass, construction or agriculture industries.

BHP Chief Technical Officer, Laura Tyler, said: ‘The world will need more critical minerals in the decades to come to support economic development and decarbonisation pathways. It is important that we continue to work together across the global mining sector to raise standards and make sure our operations are as safe and sustainable as they can be. Responsible management of tailings and improved water use is a big part of that.’

As at 30 June 2023, there were 76 TSFs39 at our operated and closed assets, including four TSFs acquired from OZ Minerals in FY2023, and:

•	58 are inactive,[40] most are associated with our North American legacy assets portfolio

•	two are classified as extreme and another 20 are classified as very high under the GISTM

There are 10 TSFs at our NOJVs, which are all located in the Americas. Three are active TSFs – one is located at Antamina in Peru and two are located at Samarco in Brazil. In addition, there are seven inactive TSFs – two upstream facilities at Samarco in Brazil (with decommissioning activities underway),41 four facilities at Resolution Copper in the United States and one facility at Bullmoose in Canada.

[39]	The number of TSFs is based on the definition in the GISTM. We keep this definition under review.
[40]	‘Inactive’ includes TSFs in construction, not in operational use, under reclamation, reclaimed, closed and/or in post-closure care and maintenance.
[41]	Samarco’s Germano TSFs have commenced decommissioning activities following the February 2019 ruling by the Brazilian Government regarding upstream TSFs.

6.17    Independent Assurance Report to the Management and Directors of BHP Group Limited (BHP)

Not required for US reporting.

7 Samarco

Fundão dam failure

As a result of the Fundão dam failure in November 2015, a significant volume of tailings (39.2 million cubic metres) resulting from the iron ore beneficiation process was released. Tragically, 19 people died as a result of the failure. The communities of Bento Rodrigues, Paracatu de Baixo and Gesteira were flooded and other communities and the environment downstream in the Rio Doce basin were also affected.

Samarco restarted its operations at a reduced production level in December 2020.

For information on Samarco’s operations refer to OFR 5.3.

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

To 30 June 2023, BHP Brasil has provided US$2.3 billion to fund Framework Agreement programs when Samarco has been unable to do so.

Fundação Renova

Compensation and financial assistance

Fundação Renova continues to provide compensation to people impacted by the dam failure.

Compensation and financial assistance of approximately R$14.4 billion (approximately US$2.9 billion)42 has been paid to support approximately 427,000 people affected by the dam failure up until 30 June 2023. This includes:

•

Approximately R$9.6 billion (approximately US$1.9 billion)[42] has been paid to approximately 90,000 people under the court-mandated simplified indemnity system (known as the Novel system). The Novel system is designed to provide compensation for informal workers who have had difficulty proving the damages they suffered, such as cart drivers, sand miners, artisanal miners and street vendors.

•	Approximately 33,000 people received Emergency Financial Assistance.

•

Approximately 39,000 people received general damages (including loss of life, injury, property damage, business impacts, loss of income and moral damages) and more than 290,000 people have been paid a total of approximately R$305.5 million (approximately US$69 million)[42] for temporary water interruption.

Updates on the progress of Fundação Renova’s compensation program are available at fundacaorenova.org/en/repair-data/indemnities-and-productive-resumption.

Resettlement

A key priority for Renova is the resettlement of the communities of Bento Rodrigues, Paracatu and Gesteira. For Bento Rodrigues and Paracatu, this includes construction of houses and all infrastructure and public services, such as roads, power, water and sewer networks, health and services centres and schools. At Gesteira, pursuant to an agreement finalised in May 2023 and ratified by the Courts, families and the public authorities have opted to receive compensation instead of building a new community.

As at 30 June 2023, approximately 75 per cent of resettlement cases have been completed43, either via completion of construction or cash payment for those families who have opted for this option instead of the other resettlement solutions offered by Fundação Renova.

During FY2023, families began moving into their new homes and as at 30 June 2023, there were more than 40 families living in their new homes, both in Bento Rodrigues and Paracatu, as well as other locations.44 Approximately 10 per cent of the total resettlement cases were in progress as at 30 June 2023, the majority of which are expected to be completed by the end of CY2023.

[42]	USD amount is calculated based on actual transactional (historical) exchange rates related to Renova funding.
[43]	Resettlement cases completed includes completed construction (families moved in or handover to families in progress) or cash payment solution.
[44]	For those families who chose not to join the resettlement with their previous community and instead resettled elsewhere.

The resettlements have involved ongoing engagement and consultation with a large number of stakeholders, including the affected community members, their technical advisers, state prosecutors, municipal leaders, regulators and other interested parties. New towns were designed on land chosen by the communities, to be as close as possible to the previous layout, attending to the wishes and needs of the families and communities while also meeting permitting requirements. Each family receives access to an architect to design their house within size parameters, which is then finalised and built by Renova.

Mandated COVID-19 workforce restrictions and suspensions of works on-site, increases to the technical scope for resettlement of the communities and permitting delays have impacted the timeline for completion. Ongoing efforts to accelerate completions while maintaining the safety requirements continued throughout FY2023.

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

One of the infrastructure projects is related to the Risoleta Neves Hydroelectric Power Plant (Candonga), which was shut down after the Fundão dam failure, and restarted its operations in the state of Minas Gerais in March 2023. By June 2023, all three generating units were successfully resumed and are now interconnected to the national grid, generating 46 megawatts of energy.

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

Legal proceedings

BHP Group Limited, BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Brasil are involved in legal proceedings relating to the Fundão dam failure at Samarco.

For information on the significant legal proceedings involving BHP refer to Additional information 7

8    How we manage risk

Risk management helps us to protect and create value, and is central to achieving our purpose and strategic objectives. Our Risk Framework has four pillars: risk strategy, risk governance, risk process and risk intelligence.

Following the acquisition of OZ Minerals on 2 May 2023, activity is underway to integrate OZ Minerals’ operations and functions into our business. In order to maintain operational stability and safety, the OZ Minerals risk framework and associated processes and governance activities will continue to apply to OZ Minerals’ operations and functions, until they formally transition to BHP’s Risk Framework, which we anticipate will be completed by the end of CY2024.

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

Risk appetite

BHP’s Risk Appetite Statements, aligned to our Group Risk Architecture, are approved by the Board and are a foundational element of our Risk Framework. They provide guidance to management on the amount and type of risk we seek to take in pursuing our objectives.

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

Risk culture

Our risk management approach is underpinned by a risk culture that supports decision-making in accordance with BHP’s values, objectives and risk appetite. We use a common foundation across BHP to build the tools and capabilities required to enable us to understand, monitor and manage our risk culture. These include the inclusion of risk-culture assessments as part of our internal audit plan.

Strategic business decisions

Strategic business decisions and the pursuit of our strategic objectives can inform, create or affect risks to which BHP is exposed. These risks may represent opportunities as well as threats. Our Risk Appetite Statements and KRIs assist in determining whether a proposed course of action is within BHP’s risk appetite.

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

The Risk team and Internal Audit team were combined in August 2022 to form a Risk, Insurance and Audit sub-function, led by a Chief Risk and Audit Officer. This structure is designed to improve overall effectiveness of both teams, including through alignment of second and third line assurance activities across BHP, while maintaining the independence of our Internal Audit team through appropriate safeguards.

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

For information on other Board Committee activities that support risk governance at BHP refer to Corporate Governance Statement 5

Risk process

Our Risk Framework requires identification and management of risks (both threats and opportunities) to be embedded in business activities through the following process:

•	Risk identification – threats and opportunities are identified and each is assigned an owner or accountable individual.

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

Current risks include material and non-material risks (as defined by our Risk Framework). The materiality of a current risk is determined by estimating the maximum foreseeable loss (MFL) if that risk was to materialise. The MFL is the estimated impact to BHP in a worst-case scenario without regard to probability and assuming all controls, including insurance and hedging contracts, are ineffective.

For information on our risk factors refer to OFR 8.1

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

Risk intelligence

The Risk team provides the RAC, Sustainability Committee and senior management with insights on risk management across BHP. Risk reports may include trends and aggregate exposure for our most significant risks, performance against risk appetite, updates on the Risk Framework and risk management priorities, an overview of (and material changes in) BHP’s material risk profile and updates on emerging risk themes and signals.

We maintain a risk insights dashboard designed to provide current, data-driven and actionable risk intelligence to our people at all levels of the business to support decision-making. This tool empowers the business to manage risks more effectively, with increased accuracy and transparency.

The Board, RAC and Sustainability Committee also receive other reports to support the Board to review and monitor the effectiveness of BHP’s systems of financial and non-financial risk management. Examples of these include internal audit reports, ethics and investigations reports, compliance reports and the Chief Executive Officer’s report.

For information on our risk factors refer to OFR 8.1

8.1    Risk factors

Our risk factors are described below and may occur as a result of our activities globally, including in connection with our operated and non-operated assets, third parties engaged by BHP or through our value chain. These risks, individually or collectively, could threaten our strategy, business model, future performance, solvency or liquidity and reputation. They could also materially and adversely affect the health and safety of our people or members of the public, the environment, the communities where we or our third-party partners operate, or the interests of our partners and stakeholders, which could in each case lead to litigation, regulatory investigation or enforcement action (including class actions or actions arising from contractual, legacy or other liabilities associated with divested assets), or a loss of partner, stakeholder and/or investor confidence. References to ‘financial performance’ include our financial condition and liquidity, including due to decreased profitability or increased operating costs, capital spend, remediation costs or contingent liabilities. BHP is also exposed to other risks that are not described in this section.

Risk factor: Operational events

Risks associated with operational events in connection with our activities globally, resulting in significant adverse impacts on our people, communities, the environment or our business.

Why is this important to BHP?

We engage in activities that have previously and have the potential to further cause harm to our people and assets, communities, other stakeholders and/or the environment, including serious injuries, illness and fatalities, loss of infrastructure, amenities and livelihood, and damage to sites of cultural significance. An operational event at our operated or non-operated assets or through our value chain could also cause damage or disruptions to our assets and operations, impact our financial performance, result in litigation or class actions and cause long-term damage to our licence to operate and reputation. Potential physical climate-related impacts could increase the likelihood and/or severity of risks associated with operational events. Impacts of operational events may also be amplified if we fail to respond in a way that is consistent with our corporate values and partner and stakeholder expectations.

Examples of potential threats

•   Air, land (road and rail) and marine transportation events (such as aircraft crashes or vessel collisions, groundings or hydrocarbon release) that occur while transporting people, supplies or products to exploration, operation or customer locations, which include remote and environmentally sensitive areas in Australia, South America, Asia, the United States, Canada and Sweden.

•   Failure of a water or tailings storage facility, such as the tragic failure of the Fundão dam at Samarco in 2015 or a failure at one of our other facilities in Australia, Chile, Peru, the United States, Canada or Brazil.

•   Unplanned fire events or explosions (on the surface or underground).

•   Geotechnical instability events (such as failure of underground excavations, which may be subject to greater risk than surface mines, unexpected large wall instabilities in our open-pit mines, or potential interaction between our mining activities and community infrastructure or natural systems), including at our mines in Australia, Chile, Peru, the United States, Canada or Brazil.

•   Critical infrastructure, equipment, or hazardous materials containment failures (the risk of which may increase with potential physical climate-related impacts), other occupational or process safety events or workplace exposures.

•   Operational events experienced by third parties, which may also result in unavailability of shared critical infrastructure (such as railway lines or ports) or transportation routes (such as the Port Hedland channel in Western Australia).

•   Our operations, workforce, communities, supply chains and customers may be exposed to changes in the frequency, intensity and/or duration of intense storms, drought, flooding, wildfire and other extreme weather or weather-related events and patterns (such as extreme heat).

Risk factor: Significant social or environmental impacts

Risks associated with significant impacts of our operations on and contributions to communities and environments throughout the life cycle of our assets and across our value chain.

Why is this important to BHP?

The long-term viability of our business is closely connected to the wellbeing of the communities and environments where we have a presence and our business is subject to increasing, complex and changing regulatory and stakeholder expectations. At any stage of the asset life cycle, our activities and operations may have or be perceived to have significant adverse impacts on communities and environments. In these circumstances, we may fail to meet the evolving expectations of our partners and stakeholders (including investors, governments, employees, suppliers, customers and Indigenous peoples and other community members) whose support is needed to realise our strategy and purpose. This could lead to loss of partner or stakeholder support or regulatory approvals, increased taxes and regulation, enforcement action, litigation or class actions, or otherwise impact our licence to operate and adversely affect our reputation, ability to attract and retain talent, ability to access capital, operational continuity and financial performance.

Examples of potential threats

•   Engaging in or being associated with activities (including through non-operated joint ventures and our value chain) that have or are perceived to have individual or cumulative adverse impacts on the environment, climate change, biodiversity and land management, water access and management, supply chain or responsible sourcing requirements, human rights or Indigenous peoples’ rights or cultural heritage.

•   Failing to meet evolving partner or stakeholder expectations in connection with our alignment with global frameworks and societal goals, legal and regulatory obligations, acceptability of mining activities, relationships with Indigenous peoples, community wellbeing and the way we invest in communities or our approach to environment, climate change, biodiversity and land management, water access and management, supply chain or responsible sourcing requirements, human rights, Indigenous peoples’ rights or cultural heritage priorities.

•   Political, regulatory and judicial developments (such as legislation to enact policy positions on climate change mitigation or adaptation, nature-related risk or human rights) could increase uncertainty in relation to our operating environment, requiring us to adjust our business plans or strategy. For example, changes to regulations may require us to modify mine plans, limit our access to reserves and resources, alter the timing or increase costs associated with the development of and production from, or closure and rehabilitation of our assets, increase sourcing costs or expose BHP to unanticipated environmental or other legacy liabilities.

•   Failing to identify and manage physical climate-related risks and/or nature-related risks to communities, biodiversity and ecosystems. For example, loss of important biodiversity and/or ecosystems as a result of operational activities (e.g. unauthorised clearing of vegetation) could result in land access restrictions, a decrease in demand for our products or limit our access to new opportunities.

Risk factor: Low-carbon transition

Risks associated with the transition to a low-carbon economy.

Why is this important to BHP?

Transition risks arise from policy, regulatory, legal, technological, market and other societal responses to the challenges posed by climate change and the transition to a low-carbon economy. As a world-leading resources company, BHP is exposed to a range of transition risks that could affect the execution of our strategy or our operational efficiency, asset values and growth options, resulting in a material adverse impact on our financial performance, share price or reputation, including increased potential for litigation. Conversely, transition risks may also present opportunities for our diverse portfolio and through decarbonisation of our business. The complex and pervasive nature of climate change means transition risks are interconnected with and may amplify our other risk factors. Additionally, the inherent uncertainty of potential societal responses to climate change may create a systemic risk to the global economy and our business.

Examples of potential threats

•   Introduction or improvement of low-carbon technologies or changes in customer preference for products that support the transition to a low-carbon economy may decrease demand for some of our products (which may be abrupt or unanticipated), increase our costs or decrease the availability of key inputs to production. For example:

•  Rapid shift to alternative steelmaking technology pathways (including electric arc furnace (EAF) and direct reduced iron (DRI) steelmaking) may reduce anticipated demand for our metallurgical coal (refer to OFR 6.12) and may result in the early closure or divestment of our metallurgical coal mines.

• Increased recovery and reuse rates of commodities may reduce demand for our products.

• New battery technologies that use no or less nickel could enter the market and reduce demand for our nickel products.

•   Adverse macroeconomic changes, such as a decline in global economic activity, could be exacerbated by the transition to a low-carbon economy and reduce anticipated demand for our future-facing commodities, such as copper and nickel.

•   Perceptions of climate-related financial risk and/or social concerns around climate change may result in investors divesting our securities or changing their expectations or requirements for investment in our securities, cause financial institutions not to provide financing or other products (such as insurance cover) to BHP or to our suppliers or customers, affect our suppliers’ willingness to provide goods or services, and affect our customers’ wish to procure our commodities. In turn, these factors could increase our costs and adversely impact our ability to optimise our portfolio and pursue growth opportunities.

•   Perceived or actual misalignment of BHP’s climate actions (goals, targets and performance) with societal and investor expectations, or a failure to deliver our climate actions, may result in damage to our reputation, reduced investor confidence, climate-related litigation (including class actions) or give rise to other adverse regulatory, legal or market responses.

•   Sub-optimal selection, implementation or effectiveness of technology that is intended to contribute towards the delivery of our climate targets, goals and strategies, or unavailability of that technology (including due to the failure of trials of new technology, a failure of external equipment manufacturers to deliver on schedule or competition for limited supply) could prevent, limit, delay or increase costs in achieving our plans for operational decarbonisation.

•   Changes in laws, regulations, policies, obligations, government actions and our ability to anticipate and respond to such changes, including GHG emission targets, restrictive licensing, carbon taxes, carbon offsetting regulations, border adjustments or the addition or removal of subsidies, may give rise to adverse regulatory, legal or market responses. For example, the implementation of regulations intended to reduce GHG emissions in the steel industry in China could adversely impact demand for our metallurgical coal or iron ore. In addition, inadequate market supply of credible carbon credits or price volatility in carbon markets could increase our operating costs or result in adverse social value or compliance implications. Inconsistent regulatory regimes globally may increase the likelihood of an inadvertent failure to or inability to comply with some regulations and exacerbate the impacts of transition risks.

Risk factor: Adopting technologies and maintaining digital security

Risks associated with adopting and implementing new technologies, and maintaining the effectiveness of our existing digital landscape (including cyber defences) across our value chain.

Why is this important to BHP?

Our business and operational processes are increasingly dependent on the effective application and adoption of technology, which we use as a lever to deliver on our current and future operational, financial and social objectives. This exposes BHP to risks originating from adopting or implementing new technologies, or failing to take appropriate action to position BHP for the digital future, which may impact the capabilities we require, the effectiveness and efficiency of our operations and our ability to compete effectively. New technology adopted in our business may not perform as anticipated and may result in unintended impacts on our operations. We may also fail to maintain the effectiveness of our existing and future digital landscape, including cyber defences, exposing us to technology availability, reliability and cybersecurity risks. These could lead to operational events, commercial disruption (such as an inability to process or ship our products), corruption or loss of system data, misappropriation or loss of funds, unintended loss or disclosure of commercial or personal information, enforcement action or litigation, which could also impact the environment and partners, suppliers and stakeholders across our value chain. Additionally, an inability to adequately maintain existing technology or implement critical new technology, or any sustained disruption to our existing technology may adversely affect our licence to operate, reputation, results of operations and financial performance.

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

•   Failure to identify, access and secure necessary infrastructure and key inputs (including electricity, internet bandwidth, data, software, licences or other rights in intellectual property, hardware and talent) to support new technology innovations and advanced technologies may adversely affect our ability to adopt, operate or retain access to those technologies. This includes AI and machine learning, process automation, robotics, data analytics, cloud computing, smart devices and remote working solutions. For example, adopting new technology to reduce GHG emissions using alternative energy sources may require new infrastructure, while effective implementation of new digital technologies (such as machine learning) may be heavily dependent on access to data.

•   Failure to adopt or successfully integrate new technology or technology enhancements may result in impacts to our business and operations. This could lead to operational stoppage events, commercial disruption (such as an inability to pay or accept payment), inability to disclose accurately or an inability to adequately maintain existing technology.

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

Risk factor: Ethical misconduct

Risks associated with actual or alleged deviation from societal or business expectations of ethical behaviour (including breaches of laws or regulations) and wider or cumulative organisational cultural failings, resulting in significant reputational impacts.

Why is this important to BHP?

Actual or alleged conduct of BHP or our people or third-party suppliers that deviates from the standard of ethical behaviour expected of us could result in reputational damage or a breach of law or regulations. Such conduct includes fraud, corruption, anti-competitive behaviour, money laundering, breaching trade or financial sanctions, market manipulation, privacy breaches, ethical misconduct and wider organisational cultural failings. A failure to act ethically or legally may result in negative publicity, investigations, public inquiries, regulatory enforcement action, litigation or other civil or criminal proceedings, or increased regulation. It could also threaten the validity of our tenements or permits, or adversely impact our reputation, results of operations, financial performance or share price. Impacts may be amplified if our senior leaders fail to uphold BHP’s values or address actual or alleged misconduct in a way that is consistent with societal, partner and stakeholder expectations. Our workplace culture may also be eroded, adversely affecting our ability to attract and retain talent. Risks and impacts are also heightened by the complex and continuously evolving legal and regulatory frameworks that apply to the jurisdictions where we operate and potentially conflicting obligations under different national laws.

Examples of potential threats

•   Failing to prevent breaches of international standards, laws, regulations or other legal, regulatory, ethical, environmental, governance or compliance obligations, such as external misstatements, inaccurate financial or operational reporting or a breach of our continuous disclosure obligations.

•   Corruption (for example, in connection with the acquisition of early-stage options in a country with weaker governance standards), market misconduct or anti-competitive behaviour, including in relation to our joint venture operations.

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

Risk factor: Optimising growth and portfolio returns

Risks associated with our ability to position our asset portfolio to generate returns and value for shareholders, including through acquisitions, mergers and divestments.

Why is this important to BHP?

We make decisions and take actions in pursuit of our strategy to optimise our asset portfolio and to secure and create growth options in future-facing commodities (such as copper, nickel and potash). These may include, for example, active portfolio changes (such as our acquisition of OZ Minerals and the proposed sale of the Daunia and Blackwater mines in Queensland), supporting innovative early-stage mineral exploration companies through BHP Xplor, and maturing and developing organic growth options across our existing portfolio. A strategy that does not support BHP’s objectives and/or ill-timed execution of our strategy, or other circumstances, may lead to a loss of value that impacts our ability to deliver returns to shareholders and fund our investment and growth opportunities. It may also result in our asset portfolio being less resilient to climate-related risks or movements in commodity prices or inflationary pressures and other macroeconomic factors. In the short term, adverse movements in commodity prices may reduce our cash flow, ability to access capital and our dividends. A failure to optimise our asset portfolio for structural movements in commodity prices (including those arising from climate-related risks) over the long term may result in asset impairments and could adversely affect the results of our operations, financial performance and returns to investors.

Examples of potential threats

•   Commodity prices have historically been and may continue to be subject to significant volatility, including due to global economic and geopolitical factors, industrial activity, commodity supply and demand (including inventory levels), technological change, product substitution, tariffs, interest rate movements and exchange rate fluctuations. Our usual policy and practice is to sell our products at prevailing market prices and, as such, movements in commodity prices may affect our financial performance. Long-term price volatility, sustained low prices or increases in costs may adversely impact our financial performance as we do not generally have the ability to offset costs through price increases.

•   Failure to optimise our portfolio through effective and efficient acquisitions, exploration, large project delivery, mergers, divestments or expansion of existing assets (including due to sub-optimal capital prioritisation) may adversely impact our performance and/or returns to investors.

•   Failure to identify potential changes in commodity attractiveness and missed entry or commodity exit opportunities, may result in decreased return on capital spend for or overpayment to acquire or invest in new assets or projects, stranded assets or reduced divestment proceeds.

•   Failure to achieve expected commercial objectives from assets or investments, such as cost savings, increased revenues or improved operational performance (including as a result of inaccurate commodity price assumptions or resources and reserves estimates), may result in returns that are lower than anticipated and loss of value. This could be exacerbated by impacts from factors such as climate-related risks, supply chain disruptions (for example, disruption in the energy sector impacting our end-user markets), labour shortages, inflationary pressures and unfavourable exchange rates, creating operational headwinds and challenging on-time and on-budget project delivery.

•   Renegotiation or nullification of permits, inability to secure new permits or approvals, increased royalties, such as the increase in coal royalties in Queensland, and the mining royalty law in Chile, expropriation or nationalisation of our assets, or other legal, regulatory, political, judicial or fiscal or monetary policy instability or changes may increase our costs or adversely impact our ability to achieve expected commercial objectives from assets or investments, access reserves, develop, maintain or operate our assets, enter new jurisdictions, or otherwise optimise our portfolio.

•   Inability to predict long-term trends in the supply, demand and price of commodities and optimise our asset portfolio accordingly may restrict our ability to generate long-term returns from the portfolio. For example, slowing economic growth in China, political and trade tensions, market volatility or the global transition to a low-carbon economy may result in lower demand and prices for some of our products, which may in turn adversely impact our portfolio returns.

Risk factor: Accessing key markets

Risks associated with market concentration and our ability to sell and deliver products into existing and future key markets, impacting our economic efficiency.

Why is this important to BHP?

We rely on the sale and delivery of the commodities we produce to customers around the world. Changes to laws, international trade arrangements, contractual terms or other requirements and/or geopolitical developments could result in physical, logistical or other disruptions to our operations in or the sale or delivery of our commodities to key markets. These disruptions could affect sales volumes or prices obtained for our products, adversely impacting our financial performance, results of operations and growth prospects.

Examples of potential threats

•   Government actions, including economic sanctions, tariffs or other trade restrictions, imposed by or on countries where we operate or into which we sell or deliver our products may prevent BHP from selling or make it more difficult for BHP to sell in key markets.

•   Physical disruptions to the delivery of our products to customers in key markets, including due to the disruption of shipping routes, closure or blockage of ports or land logistics (road or rail) or military conflict. In some cases, physical disruptions may be driven or intensified by weather and climate variability, including as potentially exacerbated or affected by climate change.

•   Legal or regulatory changes (such as royalties or taxes; government-mandated price caps; port, export or import restrictions or customs requirements; shipping/maritime regulatory changes; restrictions on movements or imposition of quarantines; or changing environmental restrictions or regulations, including measures with respect to carbon-intensive industries or imports) and commercial changes (such as changes to the standards, preferences and requirements of customers) may adversely impact our ability to sell, deliver or realise full market value for our products.

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

Risk factor: Inadequate business resilience

Risks associated with unanticipated or unforeseeable adverse events and a failure of planning and preparedness to respond to, manage and recover from adverse events (including potential physical climate-related impacts).

Why is this important to BHP?

In addition to the threats described in our other risk factors, our business could experience unanticipated, unforeseeable or other adverse events (internal or external) that could harm our people, disrupt our operations or value chain, or damage our assets or corporate offices, including our non-operated assets in which BHP has a non-controlling interest. A failure to identify or understand exposure, adequately prepare for these events (including maintaining business continuity plans) or build wider organisational resilience may inhibit our (or our third-party partners’) ability to respond and recover in an effective and efficient manner. This includes a failure to build resilience to physical climate-related risks. Material adverse impacts on our business include reduced ability to access resources, markets and the operational or other inputs required by our business, reduced production or sales of, or demand for, our commodities, or increased regulation, which could adversely impact our financial performance, share price or reputation and could lead to litigation (including class actions).

Examples of potential threats

•   Geopolitical, global economic, regional or local developments or adverse events, such as social unrest, strikes, work stoppages, labour disruptions, social activism, terrorism, bomb threats, economic slowdown, acts of war or other significant disruptions in areas where we operate or have interests.

•   Extreme weather and climate-related events, such as heatwaves, extreme precipitation and flooding, hurricanes, cyclones and fires. For example, significant wet weather in Australia contributed to a fall in production volumes in the December 2022 half year for iron ore, metallurgical coal and energy coal.

• Other natural events, including earthquakes, tsunamis, solar flares and pandemics.

•   Potential physical climate-related impacts, such as acute risks that are event driven (including increased frequency and severity of extreme weather events) and chronic risks resulting from longer-term changes in climate patterns. Hazards may include changes in precipitation patterns, water shortages, rising sea levels, increased storm intensity, prolonged extreme temperatures and increased drought, fire and flooding.

•   Failure by suppliers, contractors or joint venture partners to perform existing contracts or obligations (including due to insolvency), such as construction of large projects or supply of key inputs to our business (for example, consumables for our mining equipment).

•   Failure of our risk management or other processes (including controls) to prepare for or manage any of the risks discussed in this Risk factors section may inhibit our (or our third-party partners’) ability to manage any resulting adverse events and may disrupt our operations or adversely impact our financial performance or reputation.

8.2    Management of risk

Each risk factor may present opportunities as well as threats. We take certain risks for strategic reward in the pursuit of our strategy and purpose, including to grow our asset portfolio and develop the right capabilities for the future of our business. Some of the potential threats and opportunities associated with each of our risk factors are described below, along with the key controls to manage them. These controls are not exhaustive and many Group-wide controls (such as Our Code of Conduct, Risk Framework, mandatory minimum performance requirements for risk management, health, safety and other matters, dedicated non-operated joint venture teams and our Contractor Management Framework) help to support effective and efficient management of all risks in line with our risk appetite. While we implement preventative and/or mitigating controls designed to reduce the likelihood of a threat from occurring and minimise the impacts if it does, these may not always be effective.

Risk factor: Operational events

Examples of potential opportunities

•

Our commitment to our communities, the environment and the safety and wellbeing of our people may increase operational resilience and partner and stakeholder confidence, enhancing our ability to attract and retain talent and access (or lower the cost of) capital.

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

•

Specifying minimum requirements and technical specifications, such as for transportation (including high-occupancy vehicles, fixed and rotary wing aircraft and their operators) and geotechnical (including characterisation, design, ground control and monitoring), and compliance with operating specifications, industry codes and other relevant standards, including BHP’s mandatory minimum performance requirements.

•

Continuing to focus on improving our management of safety risk, including the investigation and response to the two fatal incidents at WAIO and Olympic Dam, and through programs such as the Fatality Elimination and Field Leadership Programs.

•

Defining key governance roles, such as a dam owner (an internal BHP individual who is accountable for maintaining effective governance and integrity of each tailings storage facility) and providing training and qualifications for our people.

•	Inspections, technical reviews, audits and other assurance activities, such as independent dam safety reviews and geotechnical review boards.

•	Maintaining evacuation routes, supporting equipment, crisis and emergency response plans and business continuity plans.

•	Incorporating future climate projections into risks associated with operational events through ongoing assessment of physical climate-related risks.

FY2023 insights

Our acquisition of OZ Minerals has increased our operational footprint, and consequently, our exposure to risks associated with operational events.

For more information refer to

•	OFR 6.1 – Safety

•	OFR 6.12 – Climate change

•	OFR 6.16 – Tailings storage facilities

•	OFR 7 – Samarco

More information can be found at bhp.com/sustainability

Risk factor: Significant social or environmental impacts

Examples of potential opportunities

•

Our support for responsible stewardship of natural resources may enhance the resilience of the environments and communities where we operate to threats (including potential physical climate-related impacts and nature loss). For example, BHP has released context-based water targets for a number of our operated assets and has completed and published a pilot case study on the application of natural capital accounting principles at a closed and rehabilitated mine site to understand how we can better incorporate nature-related threats and opportunities into our strategic planning, risk management and capital allocation decisions.

•	Strong social performance, including sustainable mining and a focus on the wellbeing of communities, could generate competitive advantage in the jurisdictions where we operate.

•

Our global social value framework and projects funded through social investment may improve partner and stakeholder relations, enhance community trust and increase investor confidence and demand for our commodities.

•

Greater clarity, transparency and standards associated with regulatory regimes that support and protect communities and the environment may increase requirements across our sector, generating competitive advantage for companies that have already invested in social and environmental performance.

•

Building our reputation for sustainable and responsible operating practices (for example, through certification of our operations to third-party standards such as The Copper Mark, which was awarded with full accreditation to three of our copper assets in FY2023, following provisional award in FY2022) may increase demand for some of our commodities and improve our access to talent and capital.

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

•

Engaging in regular, open and transparent dialogue with partners and stakeholders to better understand their expectations, concerns and interests, undertaking research to better understand partner and stakeholder perceptions, and taking those considerations into account in planning and execution activities.

•	Building social value into our decision-making process, along with financial considerations, including through our social value framework and 2030 goals.

•

Building partner and stakeholder trust and contributing to environmental and community resilience, including through collaborating on shared challenges (such as climate change, nature and biodiversity loss and water stewardship), enhanced external reporting of our operated assets’ potential impacts on nature and biodiversity, and maximising the value of social investments (including contributing to climate-related mitigation and adaptation initiatives and the delivery of nature-positive outcomes) through our social investment strategy.

•

Conducting regular research and impact assessments for operated assets to better understand the social, environmental, human rights, Indigenous peoples and economic context. This supports us to identify and analyse potential partner, stakeholder, community and human rights impacts, including modern slavery risks and emerging issues. We also complete risk-based due diligence screening on suppliers through our Ethical Supply Chain and Transparency program.

•

Integrating closure into our planning, decision-making and other activities through the life cycle of our operated assets, as set out in our mandatory minimum performance requirements for closure and legacy management.

FY2023 insights

Our exposure to risks with potentially significant social or environmental impacts increased in FY2023 due to growing external expectations to meet targets and complexity and interconnectedness of climate, environment and community risks.

For more information refer to

•	OFR 6.6 – People

•	OFR 6.12 – Climate change

•	OFR 6.14 – Community

•	OFR 6.15 – Indigenous peoples

•	OFR 6.13 – Environment

More information can be found at bhp.com/sustainability

Risk factor: Low-carbon transition

Examples of potential opportunities

•

Our copper, nickel, iron ore, metallurgical coal and uranium provide essential building blocks for existing and new renewable and alternative power generation and electric vehicles, and can play an important part in the transition to a low-carbon economy.

•

Our potash fertiliser options can promote more efficient and profitable agriculture and help alleviate the increased competition for arable land, including due to implementation of nature-based solutions to help address climate change and global population growth.

•

Increased collaboration with customers, suppliers and original equipment manufacturers, such as BHP’s partnerships with HBIS Group, China Baowu, JFE, POSCO and Tata Steel to explore technologies to reduce GHG emissions across the steel value chain, can provide opportunities for the development of new products and markets.

Key management actions

•

Establishing public positions on and mandatory minimum performance requirements for managing climate change threats and opportunities, which are set out in our Climate Change Report 2020, our Climate Transition Action Plan 2021 and the Our Requirements for Environment and Climate Change standard.

•

Using climate-related scenarios (including our 1.5°C scenario), themes and signposts (such as monitoring policy, regulatory, legal, technological, market and other societal developments) to evaluate the resilience of our portfolio, allocate capital and inform our strategy.

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

•	Informing investors on progress to date and plans for achieving our operational (Scope 1 and Scope 2) emission targets and goals through our Operational Decarbonisation Presentation.

•	Advocating for the introduction of an effective, long-term policy framework that can deliver a measured transition to a low-carbon economy.

FY2023 insights

Our exposure to transition risks increased over FY2023 due to greater societal expectations for accelerated decarbonisation by companies and significant regulatory developments across the globe, including provisional agreement of the scope and implementation of the EU Carbon Border Adjustment Mechanism and the introduction of the Inflation Reduction Act in the United States, which may help to accelerate the low-carbon transition. Additionally, Australia passed legislation to apply reforms to the ‘Safeguard Mechanism’ intended to reduce Scope 1 GHG emissions at its largest industrial facilities on a trajectory consistent with achieving the national GHG emission reduction targets. These external developments present both threat and opportunity for BHP as we continue to increase our portfolio exposure to future-facing commodities, including through our acquisition of OZ Minerals.

For more information refer to

•	BHP Climate Change Report 2020

•	BHP Climate Transition Action Plan 2021

•	OFR 3 – Positioning for the future

•	OFR 6.12 – Climate change

More information can be found at bhp.com/climate

Risk factor: Adopting technologies and maintaining digital security

Examples of potential opportunities

•

Applying digital solutions across our operations may unlock greater productivity and safety performance. For example, using predictive analytics to enable operations to identify asset condition and efficiencies may improve safety, production and equipment availability, and reduce maintenance and other costs.

•

Technology solutions to reduce GHG emissions may support BHP, our suppliers and customers in achieving climate action targets and goals. For example, in March 2023, BHP announced that it would collaborate with two of China’s leading copper producers, China Copper and Daye Nonferrous, including to develop technology and innovations for copper smelting and refining, with the aim of supporting the global energy transition.

•

Developing and applying AI in mine planning, remote operation and advanced robotic technologies may identify or provide access to previously unknown or inaccessible deposits and development of end-to-end autonomous mining systems.

•

Using digital simulations and predictive trend modelling may enable us to optimise the deployment of new technologies, such as automation and electrification, support early identification of process variances and faults, and support the marketing of our products to customers.

Key management actions

•

Our assets, functions and projects are responsible for managing localised or project-specific exposure to technology and cyber risks, including risks associated with business-critical technology systems. Enterprise-level risks that are specific to technology, such as those that pose a greater threat to our wider business and strategic opportunities, are generally managed by our global Technology team and other relevant stakeholders to support delivery of our technology strategy.

•	A maturing Data Strategy that is enabling our ownership and management of critical data that drives our adoption of digital technologies.

•	We collaborate with industry and research partners to develop technological solutions.

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

FY2023 insights

As we continued to leverage technology and enable digital transformation in FY2023, our exposure to associated risks increased. Cybersecurity threat conditions remained elevated with multiple high-profile cyber incidents experienced by other businesses. We continue to focus on strengthening management of cybersecurity risk across BHP, as well as monitoring any third-party events (including in relation to our suppliers) that might impact our business.

For more information refer to

•	OFR 2 – Why BHP

Risk factor: Ethical misconduct

Examples of potential opportunities

•	Our capability to manage ethical misconduct risks may expand portfolio growth options by providing greater assurance that we can operate legally and ethically in high-risk jurisdictions.

•

Managing ethical misconduct risks in line with societal, partner and stakeholder expectations may distinguish BHP from competitors and enhance our ability to raise capital, attract and retain talent, engage with governments and communities in new jurisdictions, obtain permits, partner with external organisations or suppliers, or market our products to customers.

•	Playing a leading role in the management of ethical misconduct risks, such as sexual harassment risks, may help BHP to increase ethical and behavioural standards across the resources industry.

Key management actions

•	Setting the ‘tone from the top’ through Our Charter, which is central to our business and describes our purpose, values and how we measure success.

•	Implementing internal policies, standards, systems and processes for governance and compliance to support an appropriate culture and prioritise respectful behaviours at BHP, including:

•	Our Code of Conduct and BHP’s mandatory minimum performance requirements for business conduct, market disclosure and other matters

•	training on Our Code of Conduct and in relation to anti-corruption, market conduct and competition

•	ring fencing protocols to separate potentially competing businesses within BHP

•

governance and compliance processes, including classification of sensitive transactions, as well as accounting, procurement and other internal controls, and tailored monitoring of control effectiveness

•	oversight and engagement with high-risk areas by our Ethics and Investigations, Compliance and Internal Audit teams, and the Risk and Audit Committee

•

review and endorsement by our Compliance team of the highest-risk transactions, such as gifts and hospitality, engagement of third parties, community donations and sponsorships above defined thresholds

•	automated counterparty and transaction screening against lists of entities subject to trade sanctions

•	our EthicsPoint anonymous reporting service and complaints mechanism, supported by an ethics and investigations framework and central investigations team

•

campaigns and sessions held globally by our leaders to set expectations around racism, sexual harassment and other disrespectful behaviours, including our ‘Active Bystander’ training in FY2023 that is designed to empower everyone across BHP to call out disrespectful and harmful behaviours

•	Continuing to enforce Our Code of Conduct via appropriate investigations and responses, including disciplinary action, in addition to deployment of appropriate safety controls to prevent harm.

•	Requiring anti-corruption and human rights risks to be considered as part of our new country entry approval process.

FY2023 insights

Our exposure to ethical misconduct risks increased in FY2023, including due to the acquisition of OZ Minerals and its operations in South America. Implementation of anti-corruption controls, including in-person anti-corruption training and due diligence on new and existing vendors is a key focus area for our Compliance and Integration teams. With BHP’s continued focus on portfolio growth, there is a potential for further increases in exposure in higher-risk jurisdictions. Controls to manage these risks are informed by new country entry and counter party due diligence.

For more information refer to

•	Our Charter and Our Code of Conduct

•	OFR 6.7 – Sexual harassment

•	OFR 6.9 – Ethics and business conduct

•	Corporate Governance Statement

Risk factor: Optimising growth and portfolio returns

Examples of potential opportunities

•	Acquisition of new resources or acceleration of organic growth options in future-facing commodities may strengthen and diversify our portfolio and protect and grow value over the long term.

•

Ability to predict long-term commodity demand, supply and price trends may lead to BHP being able to identify and acquire new future-facing commodities and assets ahead of our competitors or exit from declining commodities in a timely manner, strengthening our portfolio and leading to long-term, higher portfolio returns.

•

BHP may be perceived as a welcome and valued or preferred partner for the development of new resource opportunities, enabling us to secure new assets or exploration opportunities to create long-term optionality in the portfolio.

Key management actions

•	Strategies, processes and frameworks to grow and protect our portfolio and to assist in delivering ongoing returns to shareholders include:

•	our Capital Allocation Framework, corporate planning processes and investment approval processes

•	our annual reviews (including resilience testing) of portfolio valuations

•

our exploration, ventures (such as BHP Ventures), accelerators (such as BHP Xplor) and business development programs, which focus on replenishing our resource base and enhancing our portfolio (including creating and securing more options in future-facing commodities)

•

our long-term strategic outlook and ongoing strategic processes to assess our competitive advantage and enable the identification of threats to or opportunities for our portfolio through forecasting and scenario modelling

•	monitoring signals to interpret external events and trends, and designing commodity strategies and price protocols that are reviewed by management and the Board

•

our balance sheet and liquidity framework, which is designed to maintain a robust balance sheet with sufficient liquidity and access to diverse sources of funding, to enable us to be ready to pursue growth opportunities as and when they arise

•

Ongoing implementation of BHP’s strategy including, for example, through the OZ Minerals acquisition (refer to FY2023 insights for further details), BHP Ventures investments and further investments in early-stage options in future-facing commodities.

•	Pursuing a considered approach to new country entry, including further building our capability to operate in higher-risk jurisdictions, in order to support portfolio opportunities.

•

Further developing BHP’s social value proposition to position BHP as a preferred partner for the development of resource opportunities in line with the expectations of local communities, host governments and other global stakeholders.

FY2023 insights

Our exposure to risks associated with optimising growth and portfolio returns remained stable in FY2023 as a result of the execution of key management actions in the context of continued volatility and uncertainty across global economies, fiscal regimes and industrial relations, and societal expectations. In FY2023, we completed our acquisition of OZ Minerals to increase portfolio exposure to future-facing commodities and provide us with the opportunity to realise synergies and add to our pipeline of growth options. We also announced the proposed sale of the Daunia and Blackwater mines in Queensland as we continue to optimise and consolidate our portfolio.

For more information refer to

•	OFR 3 – Positioning for the future

•	OFR 9 – Performance by commodity

•	Financial Statements note 24 ‘Financial risk management’

Risk factor: Accessing key markets

Examples of potential opportunities

•

Monitoring macroeconomic, societal, geopolitical and policy developments and trends may reveal new markets or commodities, identify opportunities to strengthen secondary markets for existing products or identify a potential competitive advantage or price premium for existing products.

•	Developing strategic partnerships and strong, mutually beneficial relationships with our customers may enable us to create value.

•

Building a deep understanding of geopolitical threats and opportunities and their potential impacts on global trade flows and our business could enhance our strategy, business planning and response, providing a potential future competitive advantage.

•

Identifying the potential for weather and climate variability, including as potentially exacerbated or affected by climate change, to disrupt delivery of products, and implementing management measures, may increase the resilience of our operations and value chain.

•

Monitoring signals and building relationships with and understanding the perspectives of influential partners and stakeholders may improve our ability to understand and provide input to policy development, and respond to and manage any impacts from policy changes (such as trade policies).

Key management actions

•	Monitoring and assessing our ability to access key markets, and maintaining sales plans, product placement and business resilience strategies and relationships with relevant partners and stakeholders.

•	Maintaining response plans for various scenarios (including physical disruptions of logistics) to mitigate disruptions to our ability to access key markets.

•

Monitoring geopolitical and macroeconomic developments and trends, including through signal monitoring and our enterprise-level watch list of emerging themes, to provide an early indication of events that could impact our ability to access or offer opportunities in relation to key markets.

•	Identifying weather and/or climate-related vulnerabilities and implementing controls to mitigate disruptions to our ability to physically access key markets.

•	Diversifying our asset and commodity portfolio, such as our ongoing investment in potash through the Jansen Potash Project, to reduce exposure to market concentration risks.

FY2023 insights

Exposure to risks associated with our access to key markets increased in FY2023 due to changes in our external environment over which we have limited influence. The continuing Ukraine conflict, rising geopolitical tensions among major economies, increasing resource and economic nationalism as well as increased volatility and uncertainty in the international trading, business and financial environment, could cause disruption of global supply chains and affect macroeconomic conditions and our ability to sell to particular customers or markets.

Risk factor: Inadequate business resilience

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

•

Adaptation to climate change across our operations and in our value chain could enhance the safety, productivity and climate resilience of our operated assets, position BHP as a supplier of choice and enhance our ability to consistently grow value. Support for climate-vulnerable communities and ecosystems may also improve our social value proposition.

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

•

Implementing our Adaptation Strategy with respect to physical climate-related risks, including requiring operated assets and functions to identify and progressively assess physical climate-related risks (including to our value chain) and seeking to build climate change adaptation into their plans, activities and investments.

•

Maintaining quality, centralised climate data covering each of our operating locations so that our people have access to appropriate data to support climate studies that can be used to inform investment decisions around enhancing our operational resilience.

FY2023 insights

Our exposure to risks associated with inadequate business resilience increased in FY2023. According to the United Nations Framework Convention on Climate Change Secretariat’s NDC Synthesis Report (released in September 2022), the world is not currently on track to keep global average temperature increases below 2°C, and thus our exposure to climate-related risks continued to grow. Our acquisition of OZ Minerals has increased our operational footprint and consequently, our exposure to physical climate-related risks. Significant natural disasters and prolonged weather events continue to be experienced across the globe, which may affect production at our assets.

For more information refer to

•	BHP Climate Change Report 2020

•	BHP Climate Transition Action Plan 2021

•	OFR 6.12 – Climate change

•	OFR 6.13 – Environment

•	OFR 6.10 – Security services

•	bhp.com/sustainability

9    Performance by commodity

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

Unit costs is one of our non-IFRS financial measures used to monitor the performance of our individual assets and is included in the analysis of each reportable segment. For the definition and method of calculation of our non-IFRS financial measures, including Underlying EBITDA and Unit costs, refer to OFR 10.

9.1    Copper

Detailed below is financial and operating information for our Copper assets comparing FY2023 to FY2022.

Year ended 30 June US$M	2023	2022
Revenue	16,027	16,849
Underlying EBITDA	6,653	8,565
Net operating assets	34,542	27,420
Capital expenditure	2,698	2,528
Underlying ROCE	12%	16%
Total copper production (kt)	1,717	1,574
Average realised prices
Copper (US$/lb)	3.65	4.16

Key drivers of Copper’s financial results

Price overview

Copper prices were volatile over the second half of FY2023, with two-way fluctuations based on expectations of China’s recovery, and mounting demand risks in the OECD, with indicators of manufacturing weakness widespread. Historically extremely low global copper inventories and the sector’s ongoing operational performance challenges have helped prices hold up relatively well – though our realised price was 12 per cent lower compared to FY2022.

In the near term, we expect demand to be met by a combination of rising primary and scrap supply. A small surplus or a balanced market is the most likely outcome for the current year, with operational disruptions being a key swing factor.

In the medium and longer term, traditional demand (such as home building, electrical equipment and household appliances) is expected to remain solid while the decarbonisation mega-trend is expected to bolster demand. In terms of meeting that demand, we anticipate that the cost curve is likely to steepen as challenges to the development of new resources (such as societal expectations, decarbonisation and water challenges) progressively increase. We anticipate that the industry is likely to enter the final third of this decade with a low inventory buffer and therefore elevated prices may endure throughout this period.

Production

Total Copper production for FY2023 increased by 9 per cent to 1,717 kt.

Escondida copper production increased by 5 per cent to 1,055 kt primarily due to higher concentrator feed grade of 0.82 per cent, compared to 0.78 per cent in FY2022. The positive impact of the higher grade was partially offset by the impact of road blockades across Chile in the December 2022 quarter, which reduced availability of some key mine supplies.

Pampa Norte copper production increased by 3 per cent to 289 kt including a record 240 kt at Spence and 49 kt at Cerro Colorado. This was largely a result of higher concentrator throughput at the Spence Growth Option (SGO), partially offset by lower production at Cerro Colorado as it transitions towards closure.

Following the completion of the acquisition of OZ Minerals Ltd (OZL), we are establishing the Copper South Australia province. Production from Copper South Australia was 232 kt, comprised of full-year production from Olympic Dam of 212 kt and two months of production from Prominent Hill and Carrapateena of 8 kt and 12 kt, respectively. Olympic Dam delivered record BHP copper production as a result of continued strong concentrator and smelter performance following the major smelter maintenance campaign (SCM21) in the prior period. Record annual gold and silver production was also achieved following the implementation of debottlenecking initiatives in the prior period, 27 per cent higher than the previous gold production record.

Antamina copper production decreased by 8 per cent to 138 kt, reflecting the expected lower copper feed grades, partially offset by higher throughput. Zinc production was 1 per cent higher at 125 kt, reflecting higher throughput.

Following the acquisition of OZL, Carajás produced 1.6 kt of copper and 1.2 troy koz of gold.

Financial results

Copper revenue decreased by US$0.8 billion to US$16.0 billion in FY2023 due to lower average realised copper prices partially offset by higher sales volumes.

Underlying EBITDA for Copper decreased by US$1.9 billion to US$6.7 billion. Price impacts, net of price-linked costs, decreased Underlying EBITDA by US$1.6 billion. Higher sales volumes increased Underlying EBITDA by US$1.4 billion due to record production at Olympic Dam in FY2023 following the planned major smelter maintenance campaign (SCM21) in the prior period, higher feed grade at Escondida and higher throughput at SGO.

Controllable cash costs increased by US$766 million, primarily due to planned unfavourable inventory movements to ensure consistent feed to SGO at Spence and drawdown of inventory built during SCM21 in the prior period at Olympic Dam.

Inflation negatively impacted Underlying EBITDA by US$701 million. Equity accounted investment profits attributable to Antamina decreased by US$269 million due to lower realised copper prices.

Escondida unit costs increased by 17 per cent to US$1.40 per pound at realised exchange rates, primarily driven by inflationary cost pressures including higher contractor costs.

Spence unit costs increased by 24 per cent to US$2.11 per pound at realised exchange rates, primarily driven by inflationary cost pressures and planned unfavourable inventory movements to ensure consistent feed to SGO.

Outlook

Total Copper production of between 1,720 and 1,910 kt is expected in FY2024.

Escondida production of between 1,080 and 1,180 kt is expected in FY2024, reflecting both an expected increase in concentrator feed grade and concentrator throughput compared to FY2023.

Spence production of between 210 and 250 kt is expected in FY2024, with planned higher concentrator grade and concentrator throughput but lower stacking grade for cathodes. Cerro Colorado continues to transition towards planned closure by December 2023, with production for the six months until closure expected to be approximately 9 kt.

Copper South Australia production of between 310 and 340 kt is expected in FY2024 and will include the transfer of small volumes of copper concentrate from Prominent Hill to Olympic Dam for processing.

Antamina copper production of 120 to 140 kt and zinc production of between 85 and 105 kt is expected in FY2024.

Escondida unit costs in FY2024 are expected to be between US$1.40 and US$1.70 per pound (at an exchange rate of USD/CLP 810).

Spence unit costs in FY2024 are expected to be between US$2.00 and US$2.30 per pound (at an exchange rate of USD/CLP 810).

Prior Year Comparatives

The comparison for the year ended 30 June 2022 to 30 June 2021 has been omitted from this annual report on Form 20-F and can be found in our annual report on Form 20-F for the fiscal year ended 30 June 2022, filed on 6 September 2022.

9.2    Iron Ore

Detailed below is financial and operating information for our Iron Ore assets comparing FY2023 to FY2022.

Year ended 30 June US$M	2023	2022
Revenue	24,812	30,767
Underlying EBITDA	16,692	21,707
Net operating assets	16,643	16,823
Capital expenditure	1,966	1,848
Underlying ROCE	67%	91%
Total iron ore production (Mt)	257	253
Average realised prices
Iron ore (US$/wmt, FOB)	92.54	113.10

Key drivers of Iron Ore’s financial results

Price overview

In the iron ore market, conditions were better in the second half of FY2023 than in the first half, but there are two key uncertainties for the coming six months. The first is how effectively China’s stimulus policy is implemented, especially with regards to real estate. The second revolves around the breadth, timing and severity of any mandated steel production cuts. Our estimate of real-time cost support sits in the US$80-US$100/t range on a 62 per cent CFR (cost and freight) basis. That is unchanged from our previous reporting period.

In the medium term, China’s demand for iron ore is expected to be lower than it is today as it moves beyond its crude steel production plateau and the scrap-to-steel ratio rises, though we expect demand for our products from elsewhere in developing Asia will offset this to a degree.

Production

Total Iron Ore production increased by 1 per cent to 257 Mt.

WAIO achieved record production of 253 Mt (285 Mt on a 100 per cent basis), reflecting continued strong supply chain performance, including improved rail performance and increased car dumper utilisation. This was partially offset by the temporary suspension of operations following the fatality in February, unfavourable weather impacts from Tropical Cyclone Ilsa in the June 2023 quarter and the ongoing planned tie-in of Port Debottlenecking Project 1 (PDP1), which remains on track to be completed in CY2024.

South Flank remains on track to ramp up to full production capacity of 80 Mtpa (100 per cent basis) by the end of FY2024. Current year performance has contributed to record annual production at the Mining Area C hub and record WAIO lump sales. Additionally, the deployment of autonomous haul trucks at South Flank was completed in May 2023.

Samarco production increased by 11 per cent to 4.5 Mt (BHP share), as a result of higher concentrator throughput.

Financial results

Total Iron Ore revenue decreased by US$6.0 billion to US$24.8 billion in FY2023, reflecting lower average realised prices and lower sales volumes as a result of building inventory in China for portside sales.

Underlying EBITDA for Iron Ore decreased by US$5.0 billion to US$16.7 billion primarily due to lower average realised prices, net of price linked costs, of US$5.0 billion. Other items such as inflation and higher fuel and energy costs, particularly higher diesel prices and increased labour and contractor costs, were partially offset by favourable foreign exchange rate impacts.

WAIO unit costs increased by 6 per cent to US$17.79 per tonne at realised exchange rates predominantly due to inflationary cost pressures, net drawdown of inventory to support the supply chain and spend associated with the ramp up of South Flank, partially offset by favourable exchange rate movements.

Outlook

WAIO production is expected to increase to between 250 and 260 Mt (282 and 294 Mt on a 100 per cent basis) in FY2024.

WAIO unit costs in FY2024 are expected to be between US$17.40 and US$18.90 per tonne (based on an exchange rate of AUD/USD 0.67).

Samarco production is expected to be between 4 and 4.5 Mt (BHP share) in FY2024.

Prior Year Comparatives

The comparison for the year ended 30 June 2022 to 30 June 2021 has been omitted from this annual report on Form 20-F and can be found in our annual report on Form 20-F for the fiscal year ended 30 June 2022, filed on 6 September 2022.

9.3    Coal

Detailed below is financial and operating information for our Coal assets comparing FY2023 to FY2022.

Year ended 30 June US$M	2023	2022
Revenue	10,958	15,549
Underlying EBITDA	4,998	9,504
Net operating assets	7,266	7,650
Capital expenditure	657	621
Underlying ROCE	47%	91%
Total metallurgical coal production (Mt)[1]	29	37
Total energy coal production (Mt)[2]	14	18
Average realised prices
Metallurgical coal (US$/t)	271.05	347.10
Hard coking coal (HCC) (US$/t)	273.59	366.82
Weak coking coal (WCC) (US$/t)	251.13	296.51
Thermal coal (US$/t)	236.51	216.78

1	BHP divested its 80 per cent interest in BMC in May 2022, which included 7.9Mt of metallurgical coal production.

2	BHP divested its 33.3 per cent interest in Cerrejón on 11 January 2022, which included 4.2 Mt of energy coal production.

Key drivers of Coal’s financial results

Price overview

Metallurgical coal

Metallurgical coal prices moved lower in FY2023 as the global energy shock receded, steel production in OECD importing regions declined, and supply conditions improved across multiple jurisdictions. Against this backdrop the re-opening of the Chinese import market for Australian coals has had little discernible impact on trade flows or pricing.

As has been the case in other commodities, India has been a bright spot in metallurgical coal, with imports expected to grow around 4.5 per cent in CY2023, against a two per cent decline for the remainder of the seaborne trade.

In the near term, we expect a modest improvement in seaborne demand from OECD importing regions as they see a gradual pickup in their steel industries, while India is expected to continue with its current momentum. The availability of landborne imports, and the operational performance of Chinese domestic mines, are key uncertainties for assessing what China’s call on the seaborne trade might be in CY2024.

Over the longer term, we believe that higher quality metallurgical coals (such as those produced by our BMA assets) will continue to be required in blast furnace steel making for decades, driven by the growth of the steel industry in hard coking coal importing countries such as India. In particular, such higher quality hard coking coals are expected to be valued for their role in reducing the greenhouse gas emissions intensity of blast furnaces. And with the major seaborne supply region of Queensland having become less conducive to long-life capital investment as a result of changes to the royalty regime, the scarcity value of higher quality hard coking coals may well increase over time.

Production

Metallurgical coal

BMA production of 29 Mt (58 Mt on a 100 per cent basis) was in line with the prior period. The significant wet weather experienced in the first three quarters was offset by strong underlying operational performance, in particular continued improvement in truck productivity at Goonyella and Daunia following the completion of their transitions to autonomous fleet. Production for the period was further supported by a drawdown of raw coal inventory and improved labour availability compared to the prior period.

Energy coal

NSWEC production increased by 3 per cent to 14.2 Mt driven by an improvement in weather conditions in the second half of the year and an uplift in truck productivity compared to the prior period. Additional deployed capacity into the new mining area also resulted in an uplift in prime stripping volumes.

Financial results

Coal revenue decreased by US$4.6 billion to US$11.0 billion in FY2023 mainly due to lower average realised prices and divestment of BMC in the prior period.

Underlying EBITDA for Coal decreased by US$4.5 billion to US$5.0 billion. Price impacts decreased Underlying EBITDA by US$2.1 billion, while price-linked costs increased by US$0.5 billion, despite the lower price environment, as a result of the new Queensland Government royalty regime. The divestment of BMC in FY2022 reduced EBITDA in FY2023 by US$1.4 billion.

Lower volumes of US$0.2 billion were due to the timing of shipments while controllable cash costs increased by US$0.2 billion primarily due to increased maintenance activity, increased labour costs and inventory drawdowns due to significant wet weather. Other items such as inflation and fuel and energy costs reduced Underlying EBITDA by US$0.4 billion. This was partially offset by favourable foreign exchange rate impacts of US$0.3 billion.

BMA unit costs increased by 8 per cent to US$96 per tonne primarily due to inflationary cost pressures, higher maintenance activity and the drawdown of mine inventories, which were partially offset by favourable exchange rate movements.

NSWEC unit costs increased by 16 per cent to US$82 per tonne due to inflationary cost pressures and higher port toll charges at the NCIG coal export terminal, partially offset by favourable exchange rate movements.

Outlook

BMA coal production for FY2024 is expected to be between 28 and 31 Mt (56 and 62 Mt on a 100 per cent basis).

During FY2024, the Group plans to rebuild BMA’s mine inventories which have been drawn down over the past three years to balance the supply chain and maximise value amidst the significant weather disruptions.

We are progressing with the sale of the Blackwater and Daunia mines for value.

Given the negative impact on investment economics of the Queensland Government’s decision to raise coal royalty rates and the increase in sovereign risk as a result of this decision, we will not be investing in any further growth in Queensland, however we will sustain and optimise our existing operations.

BMA unit costs in FY2024 are expected to be between US$95 and US$105 per tonne (based on an exchange rate of AUD/USD 0.67).

NSWEC production for FY2024 is expected to be between 13 and 15 Mt.

Prior Year Comparatives

The comparison for the year ended 30 June 2022 to 30 June 2021 has been omitted from this annual report on Form 20-F and can be found in our annual report on Form 20-F for the fiscal year ended 30 June 2022, filed on 6 September 2022.

9.4    Other assets

Detailed below is an analysis of Other assets’ financial and operating performance comparing FY2023 to FY2022.

Nickel West

Key drivers of Nickel West’s financial results

Price overview

The nickel industry moved into further surplus over the course of FY2023 as Indonesian supply continued to grow apace at a time of slowing economic growth. Battery demand is anticipated to record healthy growth across CY2023, but a de-stocking episode across the EV value chain early in the year made its presence felt across all the battery raw materials.

Relatively tight fundamentals in Class-I exchange traded metal have continued to co-exist with considerable over-supply of intermediates and Class-II products.

Longer term, we believe nickel will be a core beneficiary of the electrification mega-trend and that nickel sulphides will be particularly attractive.

Production

Nickel West production increased by 4 per cent to 80 kt due to an increased proportion of concentrate and matte products and inventory drawdowns. This was partially offset by the slower than planned ramp up of the refinery following planned maintenance in the December 2022 quarter and a heavy rain event at the Mt Keith operations in early April 2023 impacting mine progression.

During the year, Nickel West experienced ongoing issues with the quality and volume of ore deliveries from Mincor Resources containing high levels of arsenic, and in March 2023 advised that it would no longer accept off-specification product. In the second half, Nickel West purchased more third-party products compared to the first half, including higher cost third-party concentrate to offset the impact of the ore supply issues.

Financial results

Revenue increased by US$0.1 billion to US$2.0 billion in FY2023 reflecting higher realised prices for nickel metal due to the sales mix offset by lower realised prices for intermediate products.

Nickel West’s Underlying EBITDA decreased from US$0.4 billion in FY2022 to US$0.2 billion in FY2023. Controllable cash costs increased by US$0.2 billion driven by inventory drawdowns to mitigate disruption caused by the heavy rain event at Mt Keith, unplanned outages and third-party ore delivery issues. Other items such as inflation and fuel and energy costs reduced Underlying EBITDA by US$0.2 billion. This was partially offset by higher volumes of US$0.1 billion and favourable foreign exchange rate impacts of US$0.1 billion.

Outlook

Production is expected to be between 77 and 87 kt in FY2024, weighted to the second half of the year due to planned refinery maintenance in the first half.

The West Musgrave nickel project in Western Australia is in early stages of execution following the final investment decision by OZL in September 2022 (prior to the acquisition by BHP).

Potash

Potash recorded an Underlying EBITDA loss of US$205 million in FY2023, compared to a loss of US$147 million in FY2022.

Our major potash project under development at Jansen is tracking to plan with first production still targeted for the end of CY2026, compared to the initial target of CY2027. During FY2024, we intend to transition from civil works into steel and equipment installation on the surface and underground, as well as continuing with equipment procurement. Port construction is also expected to continue. The feasibility study for Jansen Stage 2 continues to progress and is on track to be completed during FY2024.

Prior Year Comparatives

The comparison for Nickel West and potash for the year ended 30 June 2022 to 30 June 2021 has been omitted from this annual report on Form 20-F and can be found in our annual report on Form 20-F for the fiscal year ended 30 June 2022, filed on 6 September 2022.

9.5    Impact of changes to commodity prices

The prices we obtain for our products are a key driver of value for BHP. Fluctuations in these commodity prices affect our results, including cash flows and asset values. The estimated impact of changes in commodity prices in FY2023 on our key financial measures is set out below.

	Impact on profit after taxation (US$M)	Impact on Underlying EBITDA (US$M)
US¢1/lb on copper price	24	34
US$1/t on iron ore price	159	227
US$1/t on metallurgical coal price	12	17
US$1/t on energy coal price	9	13
US¢1/lb on nickel price	1	1

10    Non-IFRS financial information

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

Sections 10.1 and 10.2 outline why we believe non-IFRS financial information is useful and the calculation methodology. We believe non-IFRS financial information provides useful information, however should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position.

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

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Continuing operations
Revenue	–	–	–
Other income	–	840	34
Expenses excluding net finance costs, depreciation, amortisation and impairments	(103)	(494)	(545)
Depreciation and amortisation	–	–	–
Net impairments	–	–	(2,371)
Profit/(loss) from equity accounted investments, related impairments and expenses	215	(676)	(1,456)

Profit/(loss) from operations	112	(330)	(4,338)

Financial expenses	(452)	(290)	(85)
Financial income	–	–	–

Net finance costs	(452)	(290)	(85)

Profit/(loss) before taxation	(340)	(620)	(4,423)

Income tax (expense)/benefit	(266)	(454)	(1,057)
Royalty-related taxation (net of income tax benefit)	–	–	–

Total taxation (expense)/benefit	(266)	(454)	(1,057)

Profit/(loss) after taxation from Continuing operations	(606)	(1,074)	(5,480)

Discontinued operations
Profit/(loss) after taxation from Discontinued operations	–	8,159	(317)

Profit/(loss) after taxation from Continuing and Discontinued operations	(606)	7,085	(5,797)

Total exceptional items attributable to non-controlling interests	(107)	–	(24)
Total exceptional items attributable to BHP shareholders	(499)	7,085	(5,773)

Exceptional items attributable to BHP shareholders per share (US cents)	(9.8)	140.0	(114.2)

Weighted basic average number of shares (Million)	5,064	5,061	5,057

Non-IFRS financial information derived from Consolidated Income Statement

Underlying attributable profit

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	12,921	30,900	11,304
Total exceptional items attributable to BHP shareholders[1]	499	(7,085)	5,773

Underlying attributable profit	13,420	23,815	17,077

1	For more information refer to Financial Statements note 3 ‘Exceptional items’.

Underlying basic earnings per share

Year ended 30 June	2023 US cents	2022 US cents	2021 US cents
Basic earnings per ordinary share	255.2	610.6	223.5
Exceptional items attributable to BHP shareholders per share[1]	9.8	(140.0)	114.2

Underlying basic earnings per ordinary share	265.0	470.6	337.7

1	For more information refer to Financial Statements note 3 ‘Exceptional items’.

Underlying attributable profit – Continuing operations

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	12,921	30,900	11,304
(Profit)/loss after taxation from Discontinued operations attributable to members of BHP	–	(10,655)	225
Total exceptional items attributable to BHP shareholders[1]	499	(7,085)	5,773
Total exceptional items attributable to BHP shareholders for Discontinued operations[2]	–	8,159	(317)

Underlying attributable profit – Continuing operations	13,420	21,319	16,985

1	For more information refer to Financial Statements note 3 ‘Exceptional items’.

2	For more information refer to Financial Statements note 28 ‘Discontinued operations’.

Underlying basic earnings per share – Continuing operations

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Underlying attributable profit – Continuing operations	13,420	21,319	16,985
Weighted basic average number of shares (Million)	5,064	5,061	5,057

Underlying attributable earnings per ordinary share – Continuing operations (US cents)	265.0	421.2	335.9

Underlying EBITDA

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Profit from operations	22,932	34,106	25,515
Exceptional items included in profit from operations[1]	(112)	330	4,338

Underlying EBIT	22,820	34,436	29,853

Depreciation and amortisation expense	5,061	5,683	5,084
Net impairments	75	515	2,507
Exceptional item included in Depreciation, amortisation and impairments[1]	–	–	(2,371)

Underlying EBITDA	27,956	40,634	35,073

1	For more information refer to Financial Statements note 3 ‘Exceptional items’.

Underlying EBITDA – Segment

Year ended 30 June 2023 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[2]	Total Group
Profit from operations	5,281	14,376	4,295	(1,020)	22,932
Exceptional items included in profit from operations[1]	(471)	295	–	64	(112)
Depreciation and amortisation expense	1,810	1,993	697	561	5,061
Net impairments	33	28	6	8	75

Underlying EBITDA	6,653	16,692	4,998	(387)	27,956

Year ended 30 June 2022 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[2]	Total Group
Profit from operations	6,249	18,823	9,582	(548)	34,106
Exceptional items included in profit from operations[1]	81	648	(849)	450	330
Depreciation and amortisation expense	1,765	2,203	762	953	5,683
Net impairments	470	33	9	3	515

Underlying EBITDA	8,565	21,707	9,504	858	40,634

Year ended 30 June 2021 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[2]	Total Group
Profit from operations	6,665	22,975	(2,144)	(1,981)	25,515
Exceptional items included in profit from operations[1]	144	1,319	1,567	1,308	4,338
Depreciation and amortisation expense	1,608	1,971	845	660	5,084
Net impairments	72	13	1,077	1,345	2,507
Exceptional item included in Depreciation, amortisation and impairments[1]	–	–	(1,057)	(1,314)	(2,371)

Underlying EBITDA	8,489	26,278	288	18	35,073

1	For more information refer to Financial Statements note 3 ‘Exceptional items’.

2

Group and unallocated items includes functions, other unallocated operations, including Potash, Nickel West, West Musgrave (acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd), legacy assets and consolidation adjustments.

Year ended 30 June 2023 US$M	Profit from operations	Exceptional items included in profit from operations[1]	Depreciation and amortisation	Net impairments	Exceptional items included in Depreciation, amortisation and impairments[1]	Underlying EBITDA
Potash	(207)	–	2	–	–	(205)
Nickel West	57	–	105	2	–	164
Other[2]	(870)	64	454	6	–	(346)

Total	(1,020)	64	561	8	–	(387)

Year ended 30 June 2022 US$M	Profit from operations	Exceptional items included in profit from operations[1]	Depreciation and amortisation	Net impairments	Exceptional items included in Depreciation, amortisation and impairments[1]	Underlying EBITDA
Potash	(149)	–	2	–	–	(147)
Nickel West	327	–	91	2	–	420
Other[2]	(726)	450	860	1	–	585

Total	(548)	450	953	3	–	858

Year ended 30 June 2021 US$M	Profit from operations	Exceptional items included in profit from operations[1]	Depreciation and amortisation	Net impairments	Exceptional items included in Depreciation, amortisation and impairments[1]	Underlying EBITDA
Potash	(1,489)	1,320	2	1,314	(1,314)	(167)
Nickel West	146	3	79	31	–	259
Other[2]	(638)	(15)	579	–	–	(74)

Total	(1,981)	1,308	660	1,345	(1,314)	18

1	For more information refer to Financial Statements note 3 ‘Exceptional items’.

2	Other includes functions, other unallocated operations, including legacy assets, West Musgrave (acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd) and consolidation adjustments.

Underlying EBITDA margin

Year ended 30 June 2023 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Revenue – Group production	14,164	24,791	10,958	2,009	51,922
Revenue – Third-party products	1,863	21	–	11	1,895

Revenue	16,027	24,812	10,958	2,020	53,817

Underlying EBITDA – Group production	6,635	16,693	4,998	(387)	27,939
Underlying EBITDA – Third-party products	18	(1)	–	–	17

Underlying EBITDA[2]	6,653	16,692	4,998	(387)	27,956

Segment contribution to the Group’s Underlying EBITDA[3]	23%	59%	18%		100%
Underlying EBITDA margin[4]	47%	67%	46%		54%

Year ended 30 June 2022 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Revenue – Group production	13,946	30,748	15,549	1,860	62,103
Revenue – Third-party products	2,903	19	–	73	2,995

Revenue	16,849	30,767	15,549	1,933	65,098

Underlying EBITDA – Group production	8,529	21,707	9,504	858	40,598
Underlying EBITDA – Third-party products	36	–	–	–	36

Underlying EBITDA[2]	8,565	21,707	9,504	858	40,634

Segment contribution to the Group’s Underlying EBITDA[3]	22%	54%	24%		100%
Underlying EBITDA margin[4]	61%	71%	61%		65%

Year ended 30 June 2021 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Revenue – Group production	13,482	34,457	5,154	1,543	54,636
Revenue – Third-party products	2,244	18	–	23	2,285

Revenue	15,726	34,475	5,154	1,566	56,921

Underlying EBITDA – Group production	8,425	26,277	288	18	35,008
Underlying EBITDA – Third-party products	64	1	–	–	65

Underlying EBITDA[2]	8,489	26,278	288	18	35,073

Segment contribution to the Group’s Underlying EBITDA[3]	24%	75%	1%		100%
Underlying EBITDA margin[4]	62%	76%	6%		64%

1

Group and unallocated items includes functions, other unallocated operations, including Potash, Nickel West, West Musgrave (acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd), legacy assets and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties. Exploration and technology activities are recognised within relevant segments.

2

We differentiate sales of our production (which may include third-party product feed) from direct sales of third-party products to better measure our operational profitability as a percentage of revenue. We may buy and sell third-party products to ensure a steady supply of product to our customers where there is occasional production variability or shortfalls from our assets.

3	Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items.

4	Underlying EBITDA margin excludes third-party products.

Effective tax rate

	2023			2022			2021
Year ended 30 June	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	21,401	(7,077)	33.1	33,137	(10,737)	32.4	24,292	(10,616)	43.7
Adjusted for:
Exchange rate movements	–	94		–	(233)		–	(33)
Exceptional items[1]	340	266		620	454		4,423	1,057

Adjusted effective tax rate	21,741	(6,717)	30.9	33,757	(10,516)	31.2	28,715	(9,592)	33.4

1	For more information refer to Financial Statements note 3 ‘Exceptional items’.

Non-IFRS financial information derived from Consolidated Cash Flow Statement

Capital and exploration expenditure

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Capital expenditure (purchases of property, plant and equipment)	6,733	5,855	5,612
Add: Exploration and evaluation expenditure	350	256	192

Capital and exploration expenditure (cash basis) – Continuing operations	7,083	6,111	5,804

Capital expenditure (purchases of property, plant and equipment) – Discontinued operations	–	1,050	994
Add: Exploration and evaluation expenditure – Discontinued operations	–	384	322

Capital and exploration expenditure (cash basis) – Discontinued operations	–	1,434	1,316

Capital and exploration expenditure (cash basis) – Total operations	7,083	7,545	7,120

Free cash flow

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Net operating cash flows from Continuing operations	18,701	29,285	25,883
Net investing cash flows from Continuing operations	(13,065)	(4,973)	(6,325)

Free cash flow – Continuing operations	5,636	24,312	19,558

Net operating cash flows from Discontinued operations	–	2,889	1,351
Net investing cash flows from Discontinued operations	–	(904)	(1,520)
Net cash completion payment on merger of Petroleum with Woodside	–	(683)	–
Cash and cash equivalents disposed on merger of Petroleum with Woodside	–	(399)	–

Free cash flow – Discontinued operations	–	903	(169)

Free cash flow – Total operations	5,636	25,215	19,389

Non-IFRS financial information derived from Consolidated Balance Sheet

Net debt and gearing ratio

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Interest bearing liabilities – Current	7,173	2,622	2,628
Interest bearing liabilities – Non current	15,172	13,806	18,355

Total interest bearing liabilities	22,345	16,428	20,983

Comprising:
Borrowing	19,326	13,852	17,087
Lease liabilities	3,019	2,576	3,896

Less: Lease liability associated with index-linked freight contracts	287	274	1,025

Less: Cash and cash equivalents	12,428	17,236	15,246

Less: Net debt management related instruments[1]	(1,572)	(1,688)	557
Less: Net cash management related instruments[2]	36	273	34

Less: Total derivatives included in net debt	(1,536)	(1,415)	591

Net debt	11,166	333	4,121

Net assets	48,530	48,766	55,605

Gearing	18.7%	0.7%	6.9%

1	Represents the net cross currency and interest rate swaps included within current and non-current other financial assets and liabilities.

2	Represents the net forward exchange contracts related to cash management included within current and non-current other financial assets and liabilities.

Net debt waterfall

Year ended 30 June	2023 US$M	2022 US$M
Net debt at the beginning of the period	(333)	(4,121)

Net operating cash flows	18,701	32,174
Net investing cash flows	(13,065)	(6,959)
Net financing cash flows	(10,315)	(22,767)

Net (decrease)/increase in cash and cash equivalents from Continuing and Discontinued operations	(4,679)	2,448

Carrying value of interest bearing liability net (proceeds)/repayments	(4,893)	2,194

Carrying value of debt related instruments settlements/(proceeds)	677	–

Carrying value of cash management related instruments (proceeds)/settlements	(331)	(378)

Fair value change on hedged loans	803	1,286
Fair value change on hedging derivatives	(691)	(1,277)
Foreign currency exchange rate changes on cash and cash equivalents	(134)	(458)
Lease additions (excluding leases associated with index-linked freight contracts)	(472)	(736)
Acquisition of subsidiaries and operations[1]	(1,111)	–
Divestment and demerger of subsidiaries and operations	–	492
Other	(2)	217

Non-cash movements	(1,607)	(476)

Net debt at the end of the period	(11,166)	(333)

1

US$1,111 million of Interest bearing liabilities were acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd. Excludes US$104 million cash acquired which is included in Net investing cash flows.

Net operating assets

The following table reconciles Net operating assets for the Group to Net assets on the Consolidated Balance Sheet.

Year ended 30 June	2023 US$M	2022 US$M
Net assets	48,530	48,766

Less: Non-operating assets
Cash and cash equivalents	(12,428)	(17,236)
Trade and other receivables[1]	(26)	(72)
Other financial assets[2]	(996)	(1,363)
Current tax assets	(508)	(263)
Deferred tax assets	(56)	(56)

Add: Non-operating liabilities
Trade and other payables[3]	277	201
Interest bearing liabilities	22,345	16,428
Other financial liabilities[4]	1,764	1,851
Current tax payable	611	3,032
Non-current tax payable	68	87
Deferred tax liabilities	4,299	3,063

Net operating assets	63,880	54,438

Net operating assets
Copper	34,542	27,420
Iron Ore	16,643	16,823
Coal	7,266	7,650
Group and unallocated items[5]	5,429	2,545

Total	63,880	54,438

1	Represents loans to associates, external finance receivable and accrued interest receivable included within other receivables.

2

Represents cross currency and interest rate swaps, forward exchange contracts related to cash management and investment in shares, other investments and receivables contingent on outcome of future events relating to mining and regulatory approvals.

3	Represents accrued interest payable included within other payables.

4	Represents cross currency and interest rate swaps and forward exchange contracts related to cash management.

5

Group and unallocated items include functions, other unallocated operations, including Potash, Nickel West, West Musgrave (acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd), legacy assets and consolidation adjustments.

Other non-IFRS financial information

Principal factors that affect Revenue, Profit from operations and Underlying EBITDA

The following table describes the impact of the principal factors that affected Revenue, Profit from operations and Underlying EBITDA for FY2023 and relates them back to our Consolidated Income Statement.

For information on the method of calculation of the principal factors that affect Revenue, Profit from operations and Underlying EBITDA refer to OFR 10.2.

	Revenue US$M	Total expenses, Other income and Profit/ (loss) from equity accounted investments US$M	Profit from operations US$M	Depreciation, amortisation and impairments and Exceptional Items US$M	Underlying EBITDA US$M

Year ended 30 June 2022
Revenue	65,098
Other income		1,398
Expenses excluding net finance costs		(32,371)
Profit/(loss) from equity accounted investments, related impairments and expenses		(19)

Total other income, expenses excluding net finance costs and Profit/(loss) from equity accounted investments, related impairments and expenses		(30,992)

Profit from operations			34,106
Depreciation, amortisation and impairments[1]				6,198
Exceptional item included in Depreciation, amortisation and impairments				–
Exceptional items				330

Underlying EBITDA					40,634

Change in sales prices	(9,182)	–	(9,182)	–	(9,182)
Price-linked costs	–	(83)	(83)	–	(83)

Net price impact	(9,182)	(83)	(9,265)	–	(9,265)

Change in volumes	1,637	(92)	1,545	–	1,545

Operating cash costs	–	(1,318)	(1,318)	–	(1,318)
Exploration and business development	–	(108)	(108)	–	(108)

Change in controllable cash costs[2]	–	(1,426)	(1,426)	–	(1,426)

Exchange rates	(5)	672	667	–	667
Inflation on costs	–	(1,412)	(1,412)	–	(1,412)
Fuel, energy, and consumable price movements	–	(272)	(272)	–	(272)
Non-cash	–	7	7	–	7
One-off items	–	(411)	(411)	–	(411)

Change in other costs	(5)	(1,416)	(1,421)	–	(1,421)

Asset sales	–	–	–	–	–
Ceased and sold operations	(2,260)	826	(1,434)	–	(1,434)
New and acquired operations	315	(258)	57	–	57
Other	(1,786)	1,052	(734)	–	(734)

Depreciation, amortisation and impairments	–	1,062	1,062	(1,062)	–
Exceptional items	–	442	442	(442)	–

Year ended 30 June 2023
Revenue	53,817
Other income		394
Expenses excluding net finance costs		(31,873)
Profit/(loss) from equity accounted investments, related impairments and expenses		594

Total other income, expenses excluding net finance costs and Profit/(loss) from equity accounted investments, related impairments and expenses		(30,885)

Profit from operations			22,932
Depreciation, amortisation and impairments[1]				5,136
Exceptional item included in Depreciation, amortisation and impairments				–
Exceptional items				(112)

Underlying EBITDA					27,956

1

Depreciation and impairments that we classify as exceptional items are excluded from depreciation, amortisation and impairments. Depreciation, amortisation and impairments includes non-exceptional impairments of US$75 million (FY2022: US$515 million).

2

Collectively, we refer to the change in operating cash costs and change in exploration and business development as Change in controllable cash costs. Operating cash costs by definition do not include non-cash costs. The change in operating cash costs also excludes the impact of exchange rates and inflation, changes in fuel, energy costs and consumable costs, changes in exploration and evaluation and business development costs and one-off items. These items are excluded so as to provide a consistent measurement of changes in costs across all segments, based on the factors that are within the control and responsibility of the segment.

Underlying return on capital employed (ROCE)

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Profit after taxation from Continuing and Discontinued operations	14,324	33,055	13,451
Exceptional items[1]	606	(7,085)	5,797

Subtotal	14,930	25,970	19,248

Adjusted for:
Net finance costs	1,531	1,128	1,305
Exceptional items included within net finance costs[1]	(452)	(290)	(85)
Income tax expense on net finance costs	(342)	(287)	(337)

Profit after taxation excluding net finance costs and exceptional items	15,667	26,521	20,131

Net assets at the beginning of the period	48,766	55,605	52,175
Net debt at the beginning of the period	333	4,121	12,044

Capital employed at the beginning of the period	49,099	59,726	64,219

Net assets at the end of the period	48,530	48,766	55,605
Net debt at the end of the period	11,166	333	4,121

Capital employed at the end of the period	59,696	49,099	59,726

Average capital employed	54,398	54,413	61,973

Underlying return on capital employed	28.8%	48.7%	32.5%

1	For more information refer to Financial Statements note 3 ‘Exceptional items’.

Underlying return on capital employed (ROCE) by segment

Year ended 30 June 2023 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Continuing	Discontinued operations	Total Group
Profit after taxation excluding net finance costs and exceptional items	3,293	10,300	2,970	(896)	15,667	–	15,667
Average capital employed	27,738	15,323	6,281	5,056	54,398	–	54,398

Underlying return on capital employed	12%	67%	47%	–	28.8%	–	28.8%

Year ended 30 June 2022 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Continuing	Petroleum Discontinued operations	Total Group
Profit after taxation excluding net finance costs and exceptional items	3,981	13,896	6,293	(256)	23,914	2,607	26,521
Average capital employed	24,310	15,275	6,893	3,196	49,674	4,739	54,413

Underlying return on capital employed	16%	91%	91%	–	48.1%	–	48.7%

1

Group and unallocated items includes functions, other unallocated operations, including Potash, Nickel West, West Musgrave (acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd), legacy assets and consolidation adjustments.

Underlying return on capital employed (ROCE) by asset

Year ended 30 June 2023 US$M	Western Australia Iron Ore	Antamina	Escondida	BHP Mitsubishi Alliance	Pampa Norte	Copper South Australia[1]		Nickel West		Potash[2]	New South Wales Energy Coal[3]	Other[4]	Total Continuing	Discontinued operations	Total Group
Profit after taxation excluding net finance costs and exceptional items	10,318	426	2,808	1,837	131	166		(49)		(137)	1,212	(1,045)	15,667	–	15,667
Average capital employed	19,420	1,314	10,183	6,672	4,278	11,681		1,114		4,020	(591)	(3,693)	54,398	–	54,398

Underlying return on capital employed	53%	32%	28%	28%	3%	1%		(4%	)	–	–	–	28.8%	–	28.8%

Year ended 30 June 2022 US$M	Western Australia Iron Ore	Antamina	Escondida	BHP Mitsubishi Alliance	Pampa Norte	Copper South Australia[1]		Nickel West		Potash[2]	New South Wales Energy Coal[3]	Other	Total Continuing	Petroleum Discontinued operations	Total Group
Profit after taxation excluding net finance costs and exceptional items	14,051	684	3,346	4,153	81	(9)		250		(123)	1,309	172	23,914	2,607	26,521
Average capital employed	18,783	1,284	9,891	6,725	4,380	8,660		650		3,321	(413)	(3,607)	49,674	4,739	54,413

Underlying return on capital employed	75%	53%	34%	62%	2%	(0%	)	38%		–	–	–	48.1%	–	48.7%

1	Includes Olympic Dam as well as Prominent Hill and Carrapateena which were acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd.

2	Potash ROCE has not been shown because it is distorted as the asset is non-producing and in its development phase.

3	NSWEC ROCE has not been shown as it is distorted by negative capital employed due to the rehabilitation provision being the primary balance remaining on Balance Sheet following previous impairments.

4

Includes West Musgrave (acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd) which has not been shown because ROCE is distorted as the asset is non-producing and in its development phase.

Units costs

Unit costs do not include the review of employee entitlements and allowances which are included in Group and unallocated.

For further information refer to Financial Statements note 27 ‘Employee benefits, restructuring and post-retirement employee benefits provisions’.

The calculation of Escondida and Spence unit costs is set out in the table below.

	Escondida unit costs		Spence unit costs
US$M	FY2023	FY2022	FY2023	FY2022
Revenue	8,847	9,500	2,072	2,146
Underlying EBITDA	4,934	6,198	767	1,170

Gross costs	3,913	3,302	1,305	976

Less: by-product credits	459	430	137	77
Less: freight	202	230	48	57

Net costs	3,252	2,642	1,120	842

Sales (kt)	1,051	1,001	241	224

Sales (Mlb)	2,317	2,206	531	494

Cost per pound (US$)[1]	1.40	1.20	2.11	1.70

1	FY2023 based on average realised exchange rates of USD/CLP 864 (FY2022 USD/CLP 811).

The calculation of WAIO unit costs is set out in the table below.

	WAIO unit costs
US$M	FY2023	FY2022
Revenue	24,678	30,632
Underlying EBITDA	16,660	21,788

Gross costs	8,018	8,844

Less: freight	1,876	2,497
Less: royalties	1,714	2,134

Net costs	4,428	4,213

Sales (kt, equity share)	248,883	250,688

Cost per tonne (US$)[1]	17.79	16.81

1	FY2023 based on an average realised exchange rate of AUD/USD 0.67 (FY2022 AUD/USD 0.73).

The calculation of BMA and NSWEC unit costs is set out in the table below.

	BMA unit costs		NSWEC unit costs
US$M	FY2023	FY2022	FY2023	FY2022
Revenue	7,652	10,254	3,306	3,034
Underlying EBITDA	3,197	6,335	1,840	1,807

Gross costs	4,455	3,919	1,466	1,227

Less: freight	32	50	–	–
Less: royalties	1,667	1,282	324	227

Net costs	2,756	2,587	1,142	1,000

Sales (kt, equity share)	28,571	29,049	13,864	14,124

Cost per tonne (US$)[1]	96.46	89.06	82.37	70.80

1	FY2023 based on an average realised exchange rate of AUD/USD 0.67 (FY2022 AUD/USD 0.73).

10.1 Definition and calculation of non-IFRS financial information

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information are useful	Calculation methodology
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

Represents the total outflows of our operational investing expenditure excluding the contribution of Discontinued operations.

Purchases of property, plant and equipment and exploration and evaluation expenditure including the contribution of Discontinued operations.
Capital and exploration expenditure – Continuing operations		Purchases of property, plant and equipment and exploration and evaluation expenditure.
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

Escondida and Spence unit costs exclude:

•   by-product credits being the favourable impact of by-products (such as gold or silver) to determine the directly attributable costs of copper production.

WAIO, BMA and NSWEC unit costs exclude:

•   royalties as these are costs that are not deemed to be under the Group’s control, and the Group believes exclusion provides a similar basis of comparison to our peer group.

10.2    Definition and calculation of principal factors

The method of calculation of the principal factors that affect the period on period movements of Revenue, Profit from operations and Underlying EBITDA are as follows:

Principal factor	Method of calculation
Change in sales prices	Change in average realised price for each operation from the prior period to the current period, multiplied by current period sales volumes.
Price-linked costs	Change in price-linked costs (mainly royalties) for each operation from the prior period to the current period, multiplied by current period sales volumes.
Change in volumes	Change in sales volumes for each operation multiplied by the prior year average realised price less variable unit cost.
Controllable cash costs	Total of operating cash costs and exploration and business development costs.
Operating cash costs	Change in total costs, other than price-linked costs, exchange rates, inflation on costs, fuel, energy, and consumable price movements, non-cash costs and one-off items as defined below for each operation from the prior period to the current period.
Exploration and evaluation and business development	Exploration and evaluation and business development expense in the current period minus exploration and business development expense in the prior period.
Exchange rates	Change in exchange rate multiplied by current period local currency revenue and expenses.
Inflation on costs	Change in inflation rate applied to expenses, other than depreciation and amortisation, price-linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations.
Fuel, energy, and consumable price movements	Fuel and energy expense and price differences above inflation on consumables in the current period minus fuel and energy expense in the prior period.
Non-cash	Change in net impact of capitalisation and depletion of deferred stripping from the prior period to the current period.
One-off items	Change in costs exceeding a pre-determined threshold associated with an unexpected event that had not occurred in the last two years and is not reasonably likely to occur within the next two years.
Asset sales	Profit/(loss) on the sale of assets or operations in the current period minus profit/(loss) on sale of assets or operations in the prior period.
Ceased and sold operations	Underlying EBITDA for operations that ceased or were sold in the current period minus Underlying EBITDA for operations that ceased or were sold in the prior period.
New and acquired operations	Underlying EBITDA for operations that were acquired in the current period minus Underlying EBITDA for operations that were acquired in the prior period.
Share of profit/(loss) from equity accounted investments	Share of profit/(loss) from equity accounted investments for the current period minus share of profit/(loss) from equity accounted investments in the prior period.
Other	Variances not explained by the above factors.

11    Other information

11.1    Company details

Refer to page i for further information.

11.2    Forward-looking statements

Refer to page i for further information.

This Report is made in accordance with a resolution of the Board.

Ken MacKenzie

Chair

Dated: 22 August 2023

Governance

Corporate Governance Statement

1.    Corporate governance at BHP

Good corporate governance underpins the way we conduct business.

This Corporate Governance Statement sets out the corporate governance framework currently in place for the Group, including the key policies and practices.

BHP was fully compliant with the Recommendations of the fourth edition of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (ASX Fourth Edition) throughout FY2023. The ASX Fourth Edition is available at asx.com.au.

BHP also complied with the governance requirements that apply to us as a result of our London Stock Exchange (LSE) and New York Stock Exchange (NYSE) listings and our registration with the Securities and Exchange Commission (SEC) in the United States.

This Corporate Governance Statement is current as at 22 August 2023 and has been approved by the Board.

More information about our corporate governance framework and practices can be found on our website at bhp.com/governance, which includes links to our Appendix 4G and each of the publicly available documents referenced in this Corporate Governance Statement.

2.    FY2023 corporate governance highlights

Key highlights

Governance review

A review was undertaken of the Board Governance Document and Committee Charters. The aim was to review Board and Committee responsibilities and streamline and modernise these documents.

External Board evaluation An external Board evaluation was conducted to assess performance and effectiveness of the Board as a whole and its Committees.

Investor engagement

We facilitated several investor engagement events and held presentations and briefings on key topics, for example operational decarbonisation, our Industry Association Review and climate-related financial disclosures.

Diversity

We achieved gender balance on our Board in FY2023 (which we define as a minimum 40 per cent women and 40 per cent men in line with the definition used by entities such as the International Labour Organization).

3.    BHP’s governance structure

Board

The Board has ultimate responsibility for overseeing BHP’s governance. The role of the Board, as set out in the Board Governance Document, is to represent shareholders and promote and protect the interests of BHP in the short and long term.

The Board Governance Document outlines the Board’s responsibilities and processes, including the matters specifically reserved for the Board, the authority delegated to the CEO and the accountability of the CEO for that authority, and guidance on the management of the relationship between the Board and the CEO. The Board Governance Document was updated in FY2023 as part of the governance review with effect from 1 July 2023.

The matters reserved for the Board as set out in the revised Board Governance Document include:

•	appointing the CEO and determining the terms of appointment

•	approving the appointment of Executive Leadership Team (ELT) members and material changes to the organisational structure involving direct reports to the CEO

•	succession planning for the CEO and direct reports to the CEO

•	monitoring the performance of the CEO and the Group

•	monitoring Board composition, processes and performance

•	approving the Group’s values, Our Code of Conduct, purpose and risk appetite

•

establishing, approving and assessing measurable objectives for achieving gender diversity in the composition of the Board, senior executives and workforce generally and assessing the Group’s progress in achieving those measurable objectives

•	approving strategy, annual budgets, balance sheet management and funding strategy

•	approving commitments, capital and non-capital items, acquisitions and divestments above specified limits

•	approving the dividend policy and determining dividends

•	approving significant social, community and sustainability policies, including those related to climate change and public sustainability goals and targets

•

reviewing and monitoring the effectiveness of the Group’s systems of principal and emerging financial and non-financial risk management and internal control, and making sure there is an appropriate risk management framework in place

•	determining and adopting documents (including the publication of reports and statements to shareholders) that are required by BHP’s Constitution, statute or by other external regulation

•	determining and approving matters that are required by BHP’s Constitution, statute or by other external regulation to be determined or approved by the Board

The Board Governance Document is available at bhp.com/governance.

Committees

The Board has established Committees to assist it in exercising its authority, including monitoring the performance of BHP, to gain assurance that progress is being made towards our purpose within the limits delegated by the Board. There are four Committees: the Nomination and Governance Committee, Risk and Audit Committee, Sustainability Committee and People and Remuneration Committee (previously referred to as the Remuneration Committee prior to 1 July 2023). Each Committee is delegated authority by the Board under its Charter. These Charters were updated in FY2023 as part of the governance review and are available at bhp.com/governance.

More information on each of the Committees is set out in section 5.

Chair

The Chair is responsible for leading the Board and ensuring it operates to high governance standards. In particular, the Chair facilitates constructive Board relations and the effective contribution of all Non-executive Directors.

Group Company Secretary

The Group Company Secretary is accountable to the Board and advises the Chair, the Board and individual Directors on all matters of governance process.

Chief Executive Officer

The Chief Executive Officer (CEO) is accountable to the Board for the authority that is delegated to the CEO and for the performance of the Group. The CEO works in a constructive partnership with the Board and is required to report regularly to the Board on progress.

Access to management

The Board has extensive access to members of senior management who frequently attend Board and Committee meetings. Management makes presentations and engages in discussions with Directors, answers questions and provides input and perspective on their areas of responsibility. The Board also engages with members of management at site visits.

The Board also holds discussions in the absence of management at each Board meeting.

4.    Board composition and succession

4.1    Board of Directors

The Board currently has 10 members. The Directors’ qualifications, experience and special responsibilities are listed below.

Ken MacKenzie BEng, FIEA, FAICD Independent Non- executive Director since September 2016. Chair since 1 September 2017

Skills and experience

Ken MacKenzie has global executive experience and a deeply strategic approach, with a focus on operational excellence, capital discipline and the creation of long-term shareholder value.

Ken was the Managing Director and Chief Executive Officer of Amcor Limited, a global packaging company with operations in over 40 countries, from 2005 until 2015.

Ken brings business management and leadership skills in global supply chains and governance gained during his career in developed and emerging markets in the Americas, Australia, Asia and Europe. Ken has experience in leading strategic transformation at a business and enterprise-wide level. His commitment to continuous learning and skills development provides valuable insights to Board deliberations and guidance to BHP’s leadership team in navigating the fast-changing dynamics of the global economy and markets.

Current appointments

Ken currently sits on the Advisory Board of American Securities Capital Partners LLC (since January 2016) and is a part-time adviser at Barrenjoey (since April 2021).

Mike Henry BSc (Chemistry) Non-independent Director since January 2020 Chief Executive Officer since 1 January 2020.

Skills and experience

Mike Henry has over 30 years’ experience in the global mining and petroleum industry, spanning operational, commercial, safety, technology and marketing roles.

Mike joined BHP in 2003 and has been a member of the Executive Leadership Team since 2011. Prior to joining BHP, Mike worked in the resources industry in Canada, Japan and Australia.

Mike brings deep operational and market knowledge across a range of commodities and a strategic approach to resource and skills development to implement BHP’s strategy and future growth options that will support global economic growth and decarbonisation. He is focused on creating a safe, high-performance culture, enabled by an inclusive workplace in which people are empowered at every level through the BHP operating system.

Mike is committed to building strong relationships with governments, Indigenous partners, community stakeholders and business partners to ensure BHP’s activities deliver mutual benefit to these stakeholders while driving strong value for shareholders. Mike brings a disciplined approach to the Board’s considerations of capital allocation in assets, technology, commodities and risk management.

Terry Bowen BAcct, FCPA, MAICD Independent Non- executive Director since October 2017.

Skills and experience

Terry Bowen has significant executive experience across a range of diversified industries, with deep financial and risk management, capital allocation and supply chain management expertise.

Terry was formerly Managing Partner and Head of Operations at BGH Capital and an Executive Director and Finance Director of Wesfarmers Limited. Prior to this, Terry held senior executive roles within Wesfarmers, including as Finance Director of Coles, Managing Director of Industrial and Safety, and Finance Director of Wesfarmers Landmark.

Terry brings extensive experience in the development and oversight of complex frameworks for the identification, assessment and assurance of risk, a systematic focus on financial discipline and delivery of attractive returns to shareholders. Terry has insightful perspectives from working in industries that impact on consumers, their communities and policy formation.

Current appointments

Terry is a Non-executive Director of Coles Group Limited (since October 2022), Chair of the Operations Group at BGH Capital (since January 2020) and a Director of Transurban Group (since February 2020), Navitas Pty Limited (since July 2019) and the West Coast Eagles Football Club (since May 2017).

Xiaoqun Clever Diploma in Computer Science and International Marketing, MBA Independent Non- executive Director since October 2020.

Skills and experience

Xiaoqun Clever has over 20 years’ experience in technology with a focus on software engineering, data and AI, cybersecurity and digitalisation.

Xiaoqun was formerly Chief Technology Officer of Ringier AG and ProSiebenSat.1 Media SE and Chief Operating Officer of Technology and Innovation at SAP and President of SAP Labs China.

Xiaoqun brings significant expertise in the development, selection and implementation of business transforming technology, innovation and assessment of opportunities and risks in digital disruption. She has knowledge and relationships across the technology and innovation start-up sector across Europe, Asia and North America and brings depth to the Board’s review of managing cybersecurity risks as well as assessment of opportunities to invest in proven and emerging technologies in the discovery of new mineral deposits, safer and more cost-effective processing, and technologies to reduce GHG emissions and support the energy transition.

Current appointments

Xiaoqun is a Non-executive Director of Amadeus IT Group SA (since June 2020) and on the Supervisory Board of Infineon Technologies AG (since February 2020). Xiaoqun is also the Co-Founder and Chief Executive Officer of LuxNova Suisse GmbH (since April 2018).

Ian Cockerill MSc (Mining and Mineral Engineering), BSc (Hons.) (Geology), AMP – Oxford Templeton College Independent Non- executive Director since April 2019.

Skills and experience

Ian Cockerill has 48 years’ experience in mining beginning his career as a geologist in 1975, converting to a mining engineering career in 1976, followed by extensive experience in operational, project and executive roles around the world.

Ian was formerly the Chair of both Polymetal International plc and BlackRock World Mining Trust plc, Lead Independent Director of Ivanhoe Mines Ltd, Non-executive Director of Orica Limited (from July 2010 to August 2019) and Endeavour Mining Corporation (from September 2013 to March 2019). Ian previously held several senior positions at Anglo American Corporation including Technical Director of Gold and Uranium Division, which included responsibility for African and international operations, and was the Chief Executive Officer of Gold Fields from 2002 to 2008.

Ian’s technical and management experience globally across a range of commodities, together with his experiences as an operational leader and investor in numerous mining jurisdictions, bring a unique focus to understanding the risks and reward of prospective resources, cost of development and operations and valued input into the assessment of opportunities to strengthen the portfolio of world class and sustainable assets.

Current appointments

Ian is currently Senior Independent Director of Endeavour Mining Corporation (since May 2022), the Chair of Cornish Lithium Ltd (since April 2022) and a Non-executive Director of I-Pulse Inc (since September 2010). Ian is also a Director of the Leadership for Conservation in Africa.

Gary Goldberg BS (Mining Engineering), MBA Independent Non- executive Director Since February 2020. Senior Independent Director since 21 December 2020.

Skills and experience

Gary Goldberg has over 35 years’ global executive experience, including deep experience in mining, strategy, risk, commodity value chain, capital allocation discipline and public policy.

Gary was the Chief Executive Officer of Newmont Corporation (from 2013 to 2019), and prior to that, President and Chief Executive Officer of Rio Tinto Minerals. Gary has also been a Non-executive Director of Port Waratah Coal Services Limited and Rio Tinto Zimbabwe, and served as Vice Chair of the World Gold Council, Treasurer of the International Council on Mining and Metals, and Chair of the National Mining Association in the United States.

Gary is recognised for his leadership in bringing the mining industry together to raise standards in safety and environmental performance in conjunction with community and government partnerships in America and around the world. He has management experience in implementing strategies focused on safety, decarbonisation and transformational investment for commodities with long-dated cycles, along with his contribution to policy development in environmental management globally.

Current appointments

Gary is a Director of Imperial Oil Limited (since May 2023).

Michelle Hinchliffe BCom, FCA, ACA Independent Non- executive Director Since March 2022.

Skills and experience

Michelle Hinchliffe has over 20 years’ experience as a partner in KPMG’s financial services division.

Michelle was formerly a partner of KPMG and held a number of roles, including as the UK Chair of Audit, a member of the KPMG UK Executive Committee, and led KPMG’s financial services practice in Australia and was a member of the KPMG Australia Board.

Michelle has expertise and experience in understanding the complexities of multi-national firms operating in multiple reporting and regulatory frameworks across Europe, the Americas, Asia and African continents. Her financial expertise and audit experience across a range of industries and businesses, including Australia, bring insights to the Board on BHP’s assessment of risk, returns and its long-term capital plan to create financial strength and support BHP’s future growth.

Current appointments

Michelle is a Non-executive Director of Santander UK plc and Santander UK Group Holdings Plc (since June 2023) and Macquarie Group Limited and Macquarie Bank Limited (since March 2022).

Christine O’Reilly BBus Independent Non- executive Director Since October 2020.

Skills and experience

Christine O’Reilly has over 30 years’ experience in the financial and infrastructure sectors, with deep financial and public policy expertise and experience in large-scale capital projects and transformational strategy.

Christine was the Chief Executive Officer of the GasNet Australia Group and Co-Head of Unlisted Infrastructure Investments at Colonial First State Global Asset Management, following an early career in investment banking and audit at Price Waterhouse. Christine has also served as a Non-executive Director of Medibank Private Limited (from March 2014 to November 2021), Transurban Group (from April 2012 to October 2020), CSL Limited (from February 2011 to October 2020) and Energy Australia Holdings Limited (from September 2012 to August 2018).

Christine has a deep understanding of financial drivers of the businesses and experience in capital allocation discipline across sectors that have long-dated paybacks for shareholders and stakeholders. Her insights into cost efficiency and cash flow as well as the impact of policy on innovation, investment and project development are key inputs for the Board.

Current appointments

Christine is a Non-executive Director of Australia and New Zealand Banking Group (since November 2021), Stockland Limited (since August 2018) and the Baker Heart and Diabetes Institute (since June 2013).

Catherine Tanna LLB, Honorary Doctor of Business Independent Non- executive Director since April 2022.

Skills and experience

Catherine Tanna has more than 30 years’ experience in the resources, oil and gas, power generation and retailing sectors.

Catherine was formerly Managing Director of Energy Australia between 2014 and 2021. Prior to this, she held senior executive roles with Shell and BG Group with responsibility for international operations across Africa, North Asia, Russia, North America, Latin America and Australia. Catherine was also a member of the Board of the Reserve Bank of Australia (from 2011 to 2021) and a Director of the Business Council of Australia (from 2016 to 2021).

Catherine has a track record in leading cultural change and sponsoring gender equity, diversity and inclusion across business and more broadly. She brings an understanding of and contribution to complex regulatory and policy environments. Catherine’s experience in seeking to align customer and community expectations, particularly Indigenous communities, with those of the enterprise and regulators, provides unique insight and input to the Board.

Current appointments

Catherine is a Non-executive Director at Bechtel Corporation (since May 2023), Senior Advisor at McKinsey & Company Inc (since April 2022), a member of the Advisory Board of Fujitsu Australia (since February 2022) and a Director of Australians for Indigenous Constitutional Recognition (since January 2023).

Dion Weisler BASc (Computing), Honorary Doctor of Laws Independent Non- executive Director since June 2020.

Skills and experience

Dion Weisler has extensive global executive experience, including transformation and commercial experience in the global information technology sector, with a focus on capital discipline and stakeholder engagement.

Dion was formerly a Director and the President and Chief Executive Officer of HP Inc. (from 2015 to 2019) and continued as a Director and Senior Executive Adviser (until May 2020). Dion previously held a number of senior executive roles at Lenovo Group Limited, was General Manager Conferencing and Collaboration at Telstra Corporation and held various positions at Acer Inc., including as Managing Director, Acer UK.

Dion brings experience in transforming megatrends into opportunities and growth and valuable insight on the power of innovation, technology and data. Dion’s experience also demonstrates insights into strategy development in the global energy transition, where safety, decarbonisation and stakeholder management are critical.

Current appointments

Dion is a Non-executive Director of Intel Corporation (since June 2020), a Non-executive Director of Thermo Fisher Scientific Inc. (since March 2017) and a Non-executive Director of Sapia & Co Ltd (since January 2022).

Stefanie Wilkinson BA, LLB (Hons), LLM, FGIA Group Company Secretary since March 2021.

Skills and experience

Stefanie Wilkinson was appointed Group Company Secretary effective March 2021. Prior to joining BHP, Stefanie was a Partner at Herbert Smith Freehills, a firm she was with for 15 years, specialising in corporate law and governance for listed companies. Earlier in her career, Stefanie was a solicitor at Allen & Overy in the Middle East. Stefanie is a fellow of the Governance Institute of Australia.

4.2    Director independence

The Board is committed to ensuring that a majority of Directors are independent.

The Board has adopted a policy that it uses to determine the independence of its Directors.

The BHP Policy on the Independence of Directors was reviewed and updated during FY2023 and came into effect on 1 July 2023.

The Policy on the Independence of Directors is available at bhp.com/governance.

Determination of Director independence

The Board confirms that it considers all current Non-executive Directors, including the Chair, to be independent of management and any business, interest or other relationship that could or could be perceived to materially interfere with the exercise of objective, unfettered or independent judgement by the Director or the Director’s ability to act in the best interests of the BHP Group rather than an individual shareholder or other group.

A determination of independence is carried out upon a Director’s appointment, annually, and at any other time where the change in circumstances of a Director warrant reconsideration. Some Directors hold or have previously held positions in companies that BHP has commercial relationships with. The Board has assessed the relationships between BHP and the companies in which Directors hold or held positions and has concluded that the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement, or their ability to act in the best interests of BHP.

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

4.3    Board appointments and succession planning

BHP adopts a structured and rigorous approach to Board succession planning to guard against unforeseen departures and facilitate the orderly replacement of current Directors and oversees the development of a diverse pipeline. This process is continuous, allowing the Board to ensure there is a right balance on the Board between experience and fresh perspectives, and the Board continues to be fit for purpose.

As part of this process, John Mogford and Malcolm Broomhead retired from the Board in October 2022 and November 2022 respectively.

Before the Board formally appoints a person or puts a person forward for election, the Board, with the assistance of external consultants, will conduct appropriate background and reference checks as to that person’s character, experience, education and criminal and bankruptcy history.

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

4.4    Director induction, training and development

Upon appointment, each new Non-executive Director undertakes an induction program tailored to their needs. Non-executive Directors also undertake an induction program when they join a new Committee, which is tailored to the areas specific to that Committee’s role and the Director’s previous experience.

Following the induction program, Non-executive Directors participate in continuous improvement activities through a training and development program, which is overseen by the Nomination and Governance Committee to help ensure that Directors, individually and collectively, develop and maintain the skills and knowledge to assist them in performing their role effectively. The training and development program is periodically reviewed to maximise effectiveness and to ensure it is tailored to Directors’ needs and the Board’s areas of focus.

Throughout the year, the Chair discusses development areas with each Director. Board Committees review and agree their needs for more briefings. The benefit of this approach is that induction and learning opportunities can be tailored to Directors’ Committee memberships, as well as the Board’s specific areas of focus. This approach is also intended to ensure a coordinated process for succession planning, Board renewal, training and development and Committee composition. In turn, these processes are relevant to the Nomination and Governance Committee’s role in identifying appropriate Non-executive Director candidates.

Examples of activities in the training and development program include:

•

briefings and development sessions to provide each Director with a deeper understanding of the activities, environment, key issues and direction of the assets, along with broader sustainability, climate-related and geopolitical considerations

•	site visits to provide insights into key issues at the site and to provide an opportunity for direct engagement with a cross-section of workforce, community members, contractors and other stakeholders

•

engagement with the Forum on Corporate Responsibility (FCR), which comprises civil society leaders in various fields of sustainability, to discuss FCR members’ views on current and emerging trends and risks

4.5    Director skills, experience and attributes

Overarching statement of Board requirements

At BHP, we know inclusive and diverse teams are safer and more productive. This is because people in these teams feel safe to speak up, share their ideas and different points of view, and work together to solve problems and make better decisions.

The BHP Board is no different, and believes its members should comprise Directors with a broad range of skills and diversity for the Board to:

•	provide the breadth and depth of understanding necessary to effectively create long-term shareholder value

•	protect and promote the interests of BHP and the creation of social value

•	ensure the talent, capability and culture of BHP support the long-term delivery of our strategy

Attributes and commitment to role

All Directors are expected to comply with Our Code of Conduct, act with integrity, lead by example and promote the desired culture.

The Board believes each Non-executive Director has demonstrated the attributes of sufficient time to undertake the responsibilities of the role, honesty and integrity, and a preparedness to question, challenge and critique throughout the year through their participation in Board meetings, and the other activities they have undertaken in their roles.

Skills matrix

The Board, supported by the Nomination and Governance Committee, reviews the skills and diversity represented by the Directors on the Board and determines whether the composition and mix of those skills remains appropriate to achieve BHP’s purpose and strategy.

The Board maintains a skills matrix that identifies the skills and experience the Board needs for the next period of BHP’s development, considering BHP’s circumstances and the changing external environment.

The Board skills matrix identifies the future-facing skills the Board intends to build, acquire and retain over the medium term in anticipation of its needs as it pursues its strategy of securing growth options in future-facing commodities. The Board skills matrix not only indicates the skills the Board currently possesses, but also provides an illustration of the new skills the Board intends to acquire and indicates the preferred manner in which it intends to acquire them.

The Board collectively possesses all the skills and experience set out in the skills matrix, and each Director satisfies the Board requirements and attributes discussed above.

Skills and attributes	Number of Directors
Mining Senior executive who has deep operating or technical mining experience with a large company operating in multiple countries; successfully optimised and led a suite of large, global, complex operating assets that have delivered consistent and sustaining levels of high performance (related to cost, returns and throughput); successfully led exploration projects with proven results and performance; delivered large capital projects that have been successful in terms of performance and returns; and a proven record in terms of health, safety and environmental performance and results.	3
Global experience Global experience gained from working, managing business units and residing in multiple geographies over an extended period of time, including a deep understanding of and experience with global markets, and macro-political and economic environments.	8
Strategy Senior executive who has had accountability for enterprise-wide strategy development and implementation in industries with long cycles, and developing and leading business transformation strategies.	10
Commodity value chain and customers End-to-end value or commodity chain experience – understanding of consumers and customers, marketing demand drivers (including specific geographic markets) and other aspects of commodity chain development.	8
Financial acumen Extensive experience and the capability to evaluate financial statements and understand key financial drivers of the business, bringing a deep understanding of corporate finance and internal financial controls.	10
Operating risk Extensive experience with the development and oversight of complex frameworks focused on the identification, assessment and assurance of operational workplace, health, safety, environmental, climate and community risks.	9
Technology Recent experience and expertise with the development, selection and implementation of leading and business transforming technology and innovation, and responding to digital disruption.	6
Capital allocation and cost efficiency Extensive direct experience gained through a senior executive role in capital allocation discipline, cost efficiency and cash flow, with proven long-term performance.	8
Social value, community and stakeholder engagement Extensive track record of positive external stakeholder engagement, including in relation to community issues and social responsibility. In-depth understanding of public policy, government relations and the intersection between value generation and corporate reputation.	6

4.6    Diversity

BHP has adopted an Inclusion and Diversity Position Statement, which sets out our diversity policy and our priorities to accelerate the development of a more inclusive work environment and to enhance overall workplace diversity.

BHP’s Inclusion and Diversity Position Statement is available at bhp.com/careers/inclusion-diversity and is summarised in OFR 6.6

Our aspiration is to achieve gender balance on our Board, among our senior executives and across our workforce by FY2025. We define gender balance as a minimum 40 per cent women and 40 per cent men, in line with the definitions used by entities such as the International Labour Organization.

The Board is responsible for approving the measurable objectives for achieving diversity in the composition of the Board, senior executives and workforce generally and assessing the Group’s progress in achieving those measurable objectives.

In FY2023, the Board approved the objective to increase the representation of women across the BHP workforce by 3 per cent from the FY2022 objective of 32.8 per cent. During FY2023, BHP increased the representation of women working at BHP by 2.9 percentage points, with women now representing 35.2 per cent of the global workforce. For more information on our focus areas for diversity during FY2023 and the respective proportions of men and women on the Board, in senior executive positions and across the whole workforce, refer to OFR 6.6.

The Board’s composition reflects gender balance and a diversity of experience, education and geographic background.

Additional diversity data is also available in the BHP ESG Standards and Databook 2023 available at bhp.com/sustainability

As at 30 June 2023, 40 per cent of Directors are female and the BHP Board satisfies the target in the UK Listing Rules and the guidance of having at least 30 per cent of Directors of each gender in accordance with the ASX Fourth Edition. BHP also satisfies the UK Listing Rule target of having at least one Director from a minority ethnic background on the Board.

BHP does not currently satisfy the UK Listing Rule target that at least one of the senior positions on the Board (which for BHP is the Chair, Chief Executive Officer and Senior Independent Director) is held by a woman. Prior to Gary Goldberg taking on the role of Senior Independent Director in December 2020, that position had been held by a woman since 2015. As part of its succession planning, the Board reviews the skills and diversity (including gender, age, personal strengths and social and ethnic backgrounds) represented by Directors on the Board and determines whether the composition and mix of those skills and diversity remains appropriate to achieve BHP’s purpose and strategy.

The tables in Additional information 7 set out the information required under the UK Listing Rules on diversity as at 30 June 2023. The data presented in these tables was collected by requesting all members of the Board, ELT and Group Company Secretary self-report in questionnaires that include the tables prescribed by the UK Listing Rules.

4.7    Board evaluation

The Board is committed to transparency in assessing the performance of Directors. The Board conducts regular evaluations of its performance, the performance of its Committees, the Group Chair, Directors and the governance processes that support the Board’s work.

An external board evaluation is conducted approximately every three years and was conducted in FY2023. The evaluation assessed the performance of the Board as a whole and its Committees. The scope of the review included Board and Committee performance and effectiveness. It considered the balance of skills, experience, independence and knowledge of the Group on the Board, its diversity and culture, and the operation of governance processes.

Review of individual Director performance

The Board has adopted a policy for all Non-executive Directors to seek re-election annually. The Board uses the results of Director performance evaluations in considering whether to nominate a Director for re-election by shareholders.

In FY2023, an assessment was conducted of each Director’s performance with the assistance of an external service provider that does not have any other connection with the Group or individual Directors.

The assessment of Directors focused on the contribution of each Director to the work of the Board and its Committees, and the expectations of Directors as set out in BHP’s governance framework. In addition, the assessment focused on how each Director contributes to Board cohesion and effective relationships with fellow Directors, commits the time required to fulfil their role and effectively performs their responsibilities. Directors were asked to comment on areas where their fellow Directors contribute the greatest value and potential areas for development.

The reviewer provided feedback received to the Chair, which was then discussed with Directors. Feedback relating to the Chair was discussed with the Chair by the Senior Independent Director. As a result of these outcomes, the review supported the Board’s decision to recommend each Director standing for re-election.

Committee assessments

Following an assessment of its work, each Committee concluded that it had met the requirements under its Terms of Reference in FY2023.

5.    Board Committees

The Board has four standing Committees and has delegated a number of duties to each Committee to assist the Board in exercising its responsibilities and discharging its duties. Each Committee’s Charter sets out the Committee’s roles and responsibilities. These Charters were reviewed and updated in FY2023 as part of the governance review. The aim was to review Board and Committee responsibilities and streamline and modernise the documents in order to best support BHP’s strategy and purpose. The updated Charters took effect from 1 July 2023 and are available at bhp.com/governance.

BHP’s Board and Committee governance structure facilitates a considered and integrated approach on key matters, for example:

•

Climate change is a Board-level issue. The Board is responsible for the governance and oversight of climate change issues, including in relation to our strategic approach, risk management and public disclosures. The Board approves significant social, community and sustainability policies, including those related to climate change and public sustainability goals and targets, and oversees performance against our strategy, goals and targets. The Board is supported by each of its Committees:

•

The Nomination and Governance Committee reviews and makes recommendations to the Board on the Group’s significant social, community and sustainability policies, including those related to climate change. The Committee also reviews and makes recommendations to the Board on the Group’s public sustainability-related goals and targets.

•

The Risk and Audit Committee is responsible for assisting the Board in overseeing and reviewing emerging and priority group risks, including those that are climate-related risks, risk management and internal controls. The Risk and Audit Committee also reviews and recommends to the Board public financial disclosures related to sustainability matters including climate change reports and climate transition action plans.

•	The Sustainability Committee is responsible for assisting the Board with overseeing climate performance and reviews the performance of the Group in relation to climate-related decisions and actions.

•

The People and Remuneration Committee is responsible for considering and assessing performance measures for the ELT and performance outcomes against those measures. In doing so, the Committee considers recommendations from the Sustainability Committee in relation to health, safety, environment, climate and community measures.

•

Sexual harassment is a Board-level issue, supported by the Risk and Audit Committee on the risk and compliance aspects and the Sustainability Committee on the safety, operational aspects and security controls.

•	Technology and cyber risk are Board-level issues, supported by the Risk and Audit Committee, which reviews emerging and principal risks facing the Group, including cyber risk.

The Board appoints the members and Chair of each Committee. Only independent, Non-executive Directors can be Committee Chairs.

The members and key roles and responsibilities of each Committee are set out below.

For Committee attendance and members during FY2023 refer to Directors’ Report 2

5.1    Nomination and Governance Committee

Members

Ken MacKenzie (Chair), Terry Bowen, Gary Goldberg, Christine O’Reilly

Key responsibilities/ role and focus

The Nomination and Governance Committee oversees succession planning and processes, Board and Director performance evaluation, Director training and development, and advises and makes recommendations on the corporate governance framework and practices.

Under the updated Charter, from 1 July 2023 the Nomination and Governance Committee also reviews and recommends to the Board for approval the Group’s significant social, community and sustainability policies. This change utilises the existing governance role of the Committee and supports the Board with sustainability-related matters that encompass issues that affect the whole of the Group, including areas of strategy, risk and reporting, people and remuneration.

Key activities in FY2023:

Succession planning processes

•	Identification of suitable Non-executive Director candidates

•	Board and Committee succession

•	Partnering with search firms regarding candidate searches

Evaluation and training

•	External Board review and Director development

•	2023 training and development program

Corporate governance practices

•	Review of Board Governance Document and Committee Charters

•	Independence of Non-executive Directors

•	Authorisation of situations of actual or potential conflict

•	Crisis management

5.2    Risk and Audit Committee

Members

Terry Bowen (Chair), Xiaoqun Clever, Ian Cockerill, Michelle Hinchliffe, Christine O’Reilly

Key responsibilities/role and focus

The Risk and Audit Committee oversees and monitors financial reporting, other periodic reporting, external and internal audit, capital management, risk management and internal control, and assists the Board in reviewing emerging and principal risks facing the Group.

US committee membership requirements

Terry Bowen meets the audit committee financial expert requirements under the US Securities and Exchange Commission (SEC) rules. The Board is satisfied that the Committee meets the independence criteria under Rule 10A-3 of the Exchange Act.

Key activities in FY2023:

Integrity of Financial Statements and funding matters

•	Accounting matters for consideration, materiality limits, half-year and full-year results

•	Sarbanes-Oxley Act of 2002 (SOX) compliance

•	Financial governance procedures

•	Funding and guarantee updates

•	Samarco dam failure provision, including related provisions and contingent liabilities

•	Carrying value of BHP’s assets

•	Climate-related financial statement and risk disclosures

•	Closure and rehabilitation provisions

•	Disputes and litigation updates

External Auditor and integrity of the audit process

•	Status and results of the external audit

•	Management and External Auditor closed sessions

•	Audit plan and review of the External Auditor’s performance

•	External Auditor independence and non-audit services

Effectiveness of systems of internal control and risk management

•	Reports on the significant risks facing the Group and the Group’s systems of risk management and internal control

•	Internal audit reports, annual internal audit plan and review of performance of the Internal Audit team

•	Reports on sexual harassment, serious breaches of business conduct, regulatory compliance and grievance and investigation processes

•	Reserves and resources updates

5.3    Sustainability Committee

Members

Gary Goldberg (Chair), Ian Cockerill, Catherine Tanna, Dion Weisler

Key responsibilities/role and focus

The Sustainability Committee oversees the Group’s health, safety, environment, climate and community performance, including implementation of the Group’s strategy, policies and processes in relation to these matters.

The Sustainability Committee oversees operational aspects of sustainability decision-making, including on health, safety, environment, climate and community issues, and emerging areas of risk related to the Group’s operations and its engagement with customers, suppliers and communities.

Key activities in FY2023:

Implementation of strategy, policy and processes

•

Site visits to engage with partners and stakeholders and gain a greater understanding of the Group’s operations, culture, material risks and risk management processes, and other issues relevant to the specific site

•

Review of BHP’s performance and processes in relation to health, safety, environment, climate and community matters, including sexual harassment safety controls, Indigenous engagement, cultural heritage, community relations, closure and rehabilitation, biodiversity and human rights

Compliance and reporting

•	Review of sustainability reporting, including consideration of processes for preparation and assurance provided by EY

•	Review of BHP’s Modern Slavery Statement

•	Review of BHP’s first Global Industry Standard on Tailings Management public disclosure

•	Review of internal audit reports and approval of the health, safety, environment, climate and community components of the internal audit plan

Performance

•	Monitoring progress against 2030 goals that relate to health, safety, environment, climate and community

•

Review of safety and sustainability performance outcomes for the prior financial year, and reviewing and recommending to the People and Remuneration Committee, the proposed measures for the following financial year

•	Review of the Health, Safety and Environment (HSE) function and Group HSE Officer

5.4    People and Remuneration Committee

Members

Christine O’Reilly (Chair), Catherine Tanna, Dion Weisler

Key responsibilities/role and focus

During FY2023, the Remuneration Committee’s role involved overseeing and monitoring the remuneration framework and practices (including the adoption of incentive plans and levels of reward for the CEO and other ELT members) and compliance with remuneration-related requirements, as well as important functions relating to people, such as the review, at least annually, of remuneration by gender.

As of 1 July 2023, the Committee has become the People and Remuneration Committee. Under the revised Charter, the focus on people has been expanded and includes overseeing implementation of the Group’s key strategies and policies relating to people, including for the attraction, recruitment, motivation and retention of employees, remuneration, employee engagement, leadership and talent development, industrial relations and employee conduct.

In addition, as of 1 July 2023, the People and Remuneration Committee:

•	monitors the effectiveness of the Group’s people and culture strategy and makes recommendations to the Board on the Group’s values, Code of Conduct and purpose

•	reviews reports and metrics on material workforce trends, employee engagement, industrial relations and people governance processes

•

reviews and makes recommendations to the Board on the Group’s policies on diversity and inclusion, and reviews measurable objectives for achieving diversity below Board level. The Nomination and Governance Committee continues to review and make recommendations to the Board on Board-level diversity

Key activities in FY2023:

Remuneration

•	Remuneration for the Group Chair

•	Remuneration for the CEO, other ELT members and the Group Company Secretary

•	Performance measures, performance levels and incentive award outcomes

People

•	Review of workforce engagement

•	Review of the alignment of incentives and reward with culture

•	Review of remuneration by gender

Incentive plans

•	Considering BHP’s various employee incentive plan documents and arrangements, including proposed changes to them

For more information on BHP’s remuneration practices and policies, including on hedging BHP shares and equity instruments, please refer to the 2023 Remuneration Report.

6.    Management

Below the level of the Board, key management decisions are made by the CEO, the ELT, management committees and members of management in accordance with their delegated authority.

6.1    Executive Leadership Team

Edgar Basto, Chief Operating Officer (BSc, Metallurgy)

Edgar Basto joined BHP in 1989 and was appointed Chief Operating Officer in October 2022. Edgar is responsible for the BHP Operating System (BOS), BHP’s global Performance and Improvement, Health, Safety and Environment functions and Copper South Australia, including the integration of the former OZ Minerals operations into our business. Edgar has previously held senior roles, including President Minerals Australia, Asset President of Western Australia Iron Ore and Asset President Escondida (Chile).

Caroline Cox, Chief Legal, Governance and External Affairs Officer (BA (Hons), MA, LLB, BCL)

Caroline Cox joined BHP in 2014 and was appointed Chief Legal, Governance and External Affairs Officer in November 2020. Caroline is responsible for Legal, Governance, Ethics and Investigations, Compliance, Communications, Corporate and Government Affairs and Sustainability and Climate Change. Caroline has previously held senior roles at BHP, including Vice President Legal, Group General Counsel, and Group General Counsel & Company Secretary. Prior to joining BHP, Caroline was a Partner at Herbert Smith Freehills.

David Lamont, Chief Financial Officer (BComm, CA)

David Lamont re-joined BHP and was appointed Chief Financial Officer in December 2020. David is responsible for overseeing the Group’s Reporting, Tax, Treasury, Investor Relations, Risk and Internal Audit teams. David had previously held senior roles at BHP between 2001 and 2006, including Chief Financial Officer of its Carbon Steel Materials and Energy Coal businesses. Prior to re-joining BHP, David was the Chief Financial Officer of ASX-listed global biotech company CSL Limited, and had also served in similar roles at Minerals and Metals Group, OZ Minerals Limited, PaperlinX Limited and Incitec Pivot Limited.

Vandita Pant, Chief Commercial Officer (BCom (Hons), MBA, Business Administration)

Vandita Pant joined BHP in 2016 and was appointed Chief Commercial Officer in July 2019. Vandita is responsible for Sales and Marketing, Procurement, Maritime and for developing BHP’s views on global commodities markets and macro trends. Vandita has previously held senior roles at BHP, including Group Treasurer and Head of Europe. Prior to joining BHP, Vandita held a wide range of executive roles with ABN Amro and Royal Bank of Scotland.

Geraldine Slattery, President, Australia (BSc, Physics, MSc, International Management (Oil & Gas))

Geraldine Slattery joined BHP in 1994 and was appointed President Australia in October 2022. Geraldine leads BHP’s Australian operations in Western Australia, Queensland and New South Wales. Geraldine has previously held senior roles, including President Petroleum from March 2019 to 31 May 2022. Geraldine has more than 28 years of experience with BHP, including as President Petroleum, Asset President Conventional and prior to that in several senior operational and business leadership roles across the Petroleum business in the United Kingdom, Australia and the United States.

Laura Tyler, Chief Technical Officer (BSc (Geology (Hons)), MSc (Mining Engineering))

Laura Tyler joined BHP in 2004 and was appointed Chief Technical Officer in September 2020. Laura is responsible for Minerals Exploration, Centres of Excellence, Technology and Innovation. Laura has previously held senior roles at BHP, including Chief Geoscientist and Asset President of Olympic Dam. Prior to joining BHP, Laura worked for Western Mining Corporation, Newcrest Mining and Mount Isa Mines in various technical and operational roles.

Ragnar Udd, President Americas (BAppSc (Mining Engineering), MEng, MBA)

Rag Udd joined BHP in 1997 and was appointed President Americas in November 2020. Rag is responsible for BHP’s copper operations in Chile and potash operations in Canada. Rag has previously held senior roles at BHP in operations, logistics, projects and technology, including most recently as Acting Chief Technology Officer and Asset President of BHP Mitsubishi Alliance.

Johan van Jaarsveld, Chief Development Officer (BEng (Chem), MCom, Applied Finance, PhD (Eng), Extractive Metallurgy)

Johan van Jaarsveld joined BHP in 2016 and was appointed Chief Development Officer in September 2020. Johan is responsible for strategy, acquisitions and divestments, securing early-stage growth options and ventures. Prior to joining BHP, Johan held executive positions in resources and finance, including at Barrick Gold Corporation, Goldman Sachs and The Blackstone Group.

Jad Vodopija, Chief People Officer (BA, PGDip (Industrial Relations and Human Resource Management), MComm)

Jad Vodopija rejoined BHP in 2019 and was appointed Chief People Officer in July 2022. Jad is responsible for organisational strategy, talent and resource management, leadership development and workforce performance. Jad has previously held senior roles at BHP, including Vice President, Human Resources. Prior to rejoining BHP, Jad was Vice President Human Resources at Orica from 2016, before which she had built her career at BHP and earlier on at Ford Motor Company.

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

A performance evaluation was conducted for all members of the ELT during FY2023. For the CEO, the performance evaluation was led by the Chair of the Board on behalf of all the Non-executive Directors and was discussed with the People and Remuneration Committee and considered by the Board.

7.    Shareholders and reporting

7.1    Shareholder and stakeholder engagement

BHP shareholder engagement practices

BHP engages regularly with our shareholders to understand their views and feedback and we have an investor relations program to provide avenues for effective and timely two-way communication with investors.

We encourage shareholders to make their views known to us. Shareholders can contact us at any time through our Investor Relations team, with contact details available at bhp.com. In addition, shareholders can communicate with us and our registrar electronically.

Shareholder engagement practices

Direct engagement

We engage directly with institutional shareholders and investor representative organisations around the world to discuss strategy and governance and to enable our management, Board and Committees to be up to date on investor expectations and continuously improve the governance processes of BHP.

We also engage directly with retail shareholders and their representatives. In addition to our regular investor meetings program, in FY2023 we held direct engagement sessions on our Industry Association Review and on climate-related financial disclosures to obtain feedback from investors on our approach.

Website

All relevant corporate governance information, including our Annual Report, is available on our website at bhp.com. All ASX announcements are promptly posted to the website. BHP encourages direct contact from shareholders and our website has a ‘Contact Us’ form for contact with our Investor Relations team. Anyone who is interested in receiving news from BHP can subscribe to receive email alerts.

Presentations and briefings

We hold a number of presentations and briefings related to financial results, climate change, strategy and other key topics. Presentation materials for briefings and speeches containing new and substantive information are available on our website at bhp.com.

Chair investor meetings

The Chair regularly meets with investors to discuss Board priorities and seek shareholder feedback. The People and Remuneration Committee Chair also regularly meets with investors and proxy advisors to discuss remuneration.

Webcasts and Q&A sessions We provide webcasts and Q&A sessions as forums to update shareholders on results or other key announcements.

Annual General Meeting

Our Annual General Meeting (AGM) provides an opportunity for all investors to hear about BHP’s performance and to question and engage with the Board (see below for more information).

Our Annual General Meeting

We facilitate and encourage shareholder participation at our AGM. The AGM provides an update for shareholders on our performance and offers an opportunity for shareholders to ask questions and vote. The External Auditor is also available to answer questions at the AGM.

Information on our AGM is available at bhp.com/meetings

Before the AGM, shareholders are provided with all material information in BHP’s possession relevant to their decision on whether to elect or re-elect a Director. Copies of the speeches delivered by the Chair and CEO at the AGM are released to the relevant stock exchanges and posted on our website.

Proceedings at shareholder meetings are webcast live from our website. Substantive resolutions at general meetings are decided by a poll rather than by a show of hands.

A summary of proceedings and the outcome of voting on the items of business are released to the relevant stock exchanges and posted on our website as soon as they are available.

Stakeholder engagement

The Board considers effective stakeholder engagement a key element of its governance and oversight role. The strategic framework, our 2030 goals, our purpose and Risk Appetite Statement reflect the significance of external partners and stakeholders in decision-making.

There are multiple ways the views of partners and stakeholders, beyond shareholders, are brought to the Board and its Committees.

Examples of reports that are provided to the Board include Employee Perception Survey findings, gender pay gap reports and updates from the CEO and Chief People Officer. In addition, the Risk and Audit Committee and Sustainability Committee receive reports on engagement with regulators. The Risk and Audit Committee also receives reports on material litigation and disputes with third parties and complaints raised through the confidential reporting platform, EthicsPoint. The Sustainability Committee also receives updates on Community Perception Survey findings.

7.2    Market disclosure

BHP is committed to timely and balanced disclosure of market sensitive information.

BHP’s Market Disclosure and Communications policy sets out the processes designed to ensure compliance with BHP’s relevant disclosure obligations and outlines the way in which information is communicated to shareholders, the investment community and the market. It outlines how we identify and distribute information to shareholders and market participants and sets out the role of the Disclosure Committee in managing compliance with market disclosure obligations.

The Board receives copies of material market announcements promptly after they have been released.

Where BHP gives a new and substantive investor or analyst presentation, it releases a copy of the presentation materials to the market ahead of the presentation.

The Market Disclosure and Communications policy is available at bhp.com/governance

In addition, we have disclosure controls in place for periodic disclosures, including the Operational Review, our results announcements, debt investor documents (such as the prospectus for the Euro or Australian Medium Term Notes) and Annual Report documents, which must comply with relevant regulatory requirements.

More information about these verification processes can be found in the Periodic Disclosure – Disclosure Controls document available at bhp.com/governance

8.    Culture and conduct

Code of Conduct

We are committed to the highest level of governance and strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others.

The Board, together with management, plays a critical role in setting and reinforcing the culture of the Group.

Our Code of Conduct is approved by the Board and is based on Our Charter values of Sustainability, Integrity, Respect, Performance, Simplicity and Accountability. It applies to all our Directors, senior executives and employees.

Our Code of Conduct includes our policies on speaking up and anti-bribery and corruption, sets out standards of behaviour for our people and is an important statement of the culture at BHP.

For more information on our policies on speaking up and our commitment against corruption refer to OFR 6.9

EthicsPoint

We have mechanisms in place for anyone to raise a query about Our Code of Conduct or make a report if they feel Our Code of Conduct has been breached. EthicsPoint is our 24-hour confidential reporting tool for reporting misconduct and can be used by employees, contractors and external partners and stakeholders, including members of the public to raise concerns about misconduct that has either happened to them or they have witnessed. All reports received in EthicsPoint are reviewed and categorised by the Ethics team. Once categorised, reports are assigned in accordance with internal policy and processes to an investigator, line leader or appropriate team for resolution. All significant Our Code of Conduct matters and key trends from investigations are reported to the Risk and Audit Committee. These are then reported to the Board as part of its report-out process.

For more information on EthicsPoint refer to OFR 6.9

More information on ethics and business conduct is available at bhp.com/ethics

9.    Risk management and assurance

9.1    Risk management governance structure

Risk governance

The Risk and Audit Committee (RAC) oversees and assists the Board in risk management and reviewing the emerging and principal risks facing the Group, including financial and non-financial risks that could threaten the Group’s business model, future performance, solvency, liquidity or reputation. This includes business technology security, cyber risk, climate-related risk and legal and ethical compliance programs. The Board requires the CEO to implement a system of control for identifying and managing risk. The Risk team is accountable for this system, known as BHP’s Risk Framework, and also supports, challenges and verifies risk management activities to give assurance to management and the Board. The Directors, through the RAC, monitor and, at least annually, will review the effectiveness of the Group’s systems of risk management and internal control and make a recommendation to the Board on whether they continue to be sound and whether the Group is operating with due regard to the risk appetite set by the Board.

For more information refer to OFR 8

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

The RAC approves the appointment and dismissal of the Chief Audit Officer (which is currently the Chief Risk and Audit Officer) and assesses their performance, independence and objectivity. During FY2023, the Chief Risk and Audit Officer reported directly to the RAC and functional oversight of the Internal Audit team was provided by the Chief Financial Officer.

Effectiveness of systems of internal control and risk management

In delegating authority to the CEO, the Board has established CEO limits, outlined in the Board Governance Document. These limits require the CEO to ensure there is a system of control in place for identifying and managing risk in BHP. Through the RAC, the Directors regularly review these systems for their effectiveness. These reviews include assessing whether processes continue to meet evolving external governance requirements.

The RAC oversees and reviews the internal controls and risk management systems (including procedures, processes and systems for, among other things, budgeting and forecasting, provisions, financial controls, financial reporting and reporting of reserves and resources, compliance, preventing fraud and serious breaches of business conduct, speak-up procedures, and protecting information and data systems). Any material breaches of Our Code of Conduct, including breaches of our anti-bribery and corruption requirements and any material incidents reported under our speak-up procedures are reported quarterly to the RAC by the Chief Compliance Officer. These reports are then communicated to the Board through the report-out process.

During FY2023, management presented an assessment of the material risks facing BHP and the effectiveness of the Group’s systems of risk management. The reviews were overseen by the RAC, with findings and recommendations reported to the Board. In addition to considering key risks facing BHP, the Board assessed the effectiveness of internal controls over key risks identified through the work of the Board Committees.

Having carried out a review during FY2023, the Board is satisfied with the effectiveness of BHP’s risk management and internal control systems.

Environmental and social risks

BHP’s risk factors (including material exposure to environmental and social risks) and how we manage these risks are described in OFR 8.

9.2    External audit and financial reporting

Integrity of Financial Statements

The RAC assists the Board in assuring the integrity of the Financial Statements. The RAC evaluates and makes recommendations to the Board about the appropriateness of accounting policies and practices, areas of judgement, compliance with accounting standards, stock exchange and legal requirements and the results of the external audit.

CEO and CFO assurance

For the FY2023 full year and half year, the CEO and CFO have certified that in their opinion, BHP’s financial records have been properly maintained and those Financial Statements present a true and fair view of our financial condition and operating results and are in accordance with accounting standards and applicable regulatory requirements.

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

Evaluation of External Auditor and external audit process

The RAC evaluates the objectivity and independence of the External Auditor and the quality and effectiveness of the external audit arrangements, including through:

•	reviewing the terms of engagement of the External Auditor

•	considering the external audit plan, in particular to gain assurance that it is tailored to reflect changes in circumstances from the prior year and reviewing the plan during the audit engagement

•	meeting with the audit partners, particularly the lead audit engagement partners, throughout the year and without management present

•	discussing with the audit engagement partners the skills and experience of the broader audit team

•	considering the quality of the External Auditor’s performance following the completion of the audit

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

Pre-approved services

The RAC has adopted a policy titled Provision of Audit and Other Services by the External Auditor covering the RAC’s pre-approval policies and procedures to maintain the independence of the External Auditor.

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

•

Tax services – identification of public subsidies and tax incentives and support regarding tax inspections by tax authorities, but only when support from the external auditor or audit firm is required by law.

Activities outside the scope of the categories above are not ‘pre-approved’ and must be approved by the RAC prior to engagement, regardless of the dollar value involved. In addition, any engagement for other services with a value over US$250,000, even if listed as a ‘pre-approved’ service, requires the approval of the RAC.

All engagements for non-audit services, whether ‘pre-approved’ or not and regardless of the dollar value involved, are reported quarterly to the RAC. While not prohibited by BHP’s policy, any proposed engagement of the External Auditor relating to internal control requires specific prior approval from the RAC. In addition, while the categories of ‘pre-approved’ services include a list of certain pre-approved services, the use of the External Auditor to perform these services will always be subject to our overriding governance practices as articulated in the policy.

In addition, the RAC did not approve any services during the year ended 30 June 2023 pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X (provision of services other than audit).

Fees paid to BHP’s External Auditor during FY2023 for audit and other services were US$14.230 million, of which 72 per cent comprised audit fees (including in relation to SOX matters), 13 per cent for audit-related fees and 15 per cent for all other fees. No fees were paid in relation to tax services. For information on the fees paid refer to Financial Statements note 36 ‘Auditor’s remuneration’.

Our Provision of Audit and Other Services by the External Auditor policy is available at bhp.com/governance.

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

Under the supervision and with the participation of our management, including our CEO and CFO, the effectiveness of BHP’s internal control over financial reporting was evaluated based on the framework and criteria established in Internal Controls – Integrated Framework (2013), issued by the Committee of the Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that internal control over financial reporting was effective as at 30 June 2023. BHP acquired 100 per cent of OZ Minerals Limited on 2 May 2023 and therefore, management has excluded this business from its assessment of internal control over financial reporting as of 30 June 2023. Total assets and revenues of this business excluded from the assessment represented approximately 8.4 per cent and 0.6 per cent, respectively, of BHP’s consolidated financial statement amounts as of and for the year ended 30 June 2023. There were no material weaknesses in BHP’s internal controls over financial reporting identified by management as at 30 June 2023.

BHP has engaged independent registered public accounting firm, EY, to issue an audit report on our internal control over financial reporting for inclusion in the Financial Statements of the Annual Report and the Annual Report on Form 20-F as filed with the SEC.

There were no changes in our internal control over financial reporting during FY2023 that materially affected or were reasonably likely to materially affect our internal control over financial reporting.

During FY2023, the RAC reviewed our compliance with the obligations imposed by SOX, including evaluating and documenting internal controls as required by section 404 of SOX.

Management’s assessment of disclosure controls and procedures

Management, with the participation of our CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at 30 June 2023. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed by BHP, including in the reports it files or submits under the Exchange Act, is recorded, processed, summarised and reported on a timely basis. This information is accumulated and communicated to BHP’s management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Based on the evaluation, management (including the CEO and CFO) concluded that, as at 30 June 2023, our disclosure controls and procedures are effective in providing that reasonable assurance.

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

10.    US requirements

BHP Group Limited is a registrant with the SEC in the United States. It is classified as a foreign private issuer and has American Depositary Shares listed on the NYSE.

We have reviewed the governance requirements applicable to foreign private issuers under SOX, including the rules promulgated by the SEC and the rules of the NYSE, and are satisfied that we comply with those requirements.

Under NYSE rules, foreign private issuers such as BHP are required to disclose any significant ways our corporate governance practices differ from those followed by US companies under the NYSE corporate governance standards. After a comparison of our corporate governance practices with the requirements of Section 303A of the NYSE-Listed Company Manual followed by US companies, two significant differences were identified:

•

Rule 10A-3 of the Exchange Act requires NYSE-listed companies to ensure their audit committees are directly responsible for the appointment, compensation, retention and oversight of the work of the External Auditor unless the company’s governing law or documents or other home country legal requirements require or permit shareholders to ultimately vote on or approve these matters. Under the terms of our Constitution, our shareholders are ultimately responsible for the appointment and retention of the External Auditor and are required to vote on the appointment of the External Auditor from time to time (as required under Australian law). The RAC remains directly responsible for the compensation and oversight of the work of the External Auditor.

•

Under Section 303A.08 of the NYSE Listed Company Manual, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain exemptions. Under Australian law, BHP Group Limited is not required to provide for shareholder votes on all equity-compensation plans or revisions thereto. Shareholder approval is required for issues of shares to Directors and accordingly is sought only for certain incentive awards to the CEO. The Remuneration Report voted on by shareholders at the Annual General Meeting describes Board and executive remuneration. All incentive programs offered to the Board and/or Executives are intended to comply with our remuneration framework.

Directors’ Report

The information presented by the Directors in this Directors’ Report relates to BHP Group Limited and its subsidiaries. The Operating and Financial Review (OFR), the Remuneration Report and the ‘Lead Auditor’s Independence Declaration’ are incorporated by reference into and form part of this Directors’ Report.

1.    Review of operations, principal activities and state of affairs

A review of the operations of BHP during FY2023, the results of those operations during FY2023 and the expected results of those operations in future financial years are set out in the OFR 1–7, 9 and 11. Information on the likely developments in BHP’s operations in future years and the expected results of those operations also appears in that section.

Our principal activities, including significant changes in the nature of BHP’s principal activities during FY2023 are disclosed in the OFR.

There were no significant changes in BHP’s state of affairs that occurred during FY2023 and no significant post balance date events other than as disclosed in the OFR and Financial Statements note 35 ‘Subsequent events’.

No other matter or circumstance has arisen since the end of FY2023 that has significantly affected or is expected to significantly affect the operations, the results of operations or state of affairs of BHP in future years.

2.    Directors

The Directors who served at any time during FY2023 or up until the date of this Directors’ Report are listed in the Board and Board Committee attendance table below. Information on the current Directors, including their terms of service, qualifications, experience and special responsibilities, and directorships of other listed companies held in the last three years, is set out in the Corporate Governance Statement . This information is incorporated by reference into and forms part of this Directors’ Report.

Director attendances at meetings

The Board meets as often as required. During FY2023, the Board met 15 times.

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

Board and Board Committee attendance in FY2023

	Board		Risk and Audit Committee	Nomination and Governance Committee	People and Remuneration Committee	Sustainability Committee
Terry Bowen	15/15		10/10	5/5
Malcolm Broomhead[1]	7/7
Xiaoqun Clever	15/15		10/10
Ian Cockerill	15/15		10/10			5/5
Gary Goldberg	15/15			5/5		5/5
Mike Henry	15/15
Michelle Hinchliffe	15/15		10/10
Ken MacKenzie	15/15			5/5
John Mogford[2]	6/6					2/2
Christine O’Reilly	15/15		10/10	5/5	5/5
Catherine Tanna	15/15				5/5	5/5
Dion Weisler	14/15	[3]			5/5	5/5

1.	Malcolm Broomhead served as a Non-executive Director from 31 March 2010 until his retirement from the Board on 10 November 2022.

2.	John Mogford served as a Non-executive Director from 1 October 2017 until his retirement as a member of the Board and the Sustainability Committee on 31 October 2022.

3.	Dion Weisler was unable to attend the Board meeting on 9 November 2022 due to a pre-existing commitment.

3.    Share interests

Directors’ shareholdings

Details of Directors’ shareholdings in BHP as at the date of this Directors’ Report are shown in the table below. All Directors have met the minimum shareholding requirement under their Terms of Appointment as at 30 June 2023. No rights or options over shares in BHP Group Limited are held by any of the Non-executive Directors. We have not made available to any Directors any interest in a registered scheme.

Director	Number of shares held[1]
Terry Bowen	11,000
Xiaoqun Clever	8,539
Ian Cockerill	14,299
Gary Goldberg	16,000
Mike Henry[2]	677,218
Michelle Hinchliffe	8,508
Ken MacKenzie	58,446
Christine O’Reilly	9,420
Catherine Tanna	10,400
Dion Weisler	7,544

1.

The number of shares held refers to shares held either directly, indirectly or beneficially by Directors as at 22 August 2023. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities.

2.	As at 22 August 2023, Mike Henry also holds 1,010,277 rights and options over shares in BHP Group Limited.

Executive Key Management Personnel

Interests held by members of the Executive Key Management Personnel (KMP) under employee equity plans as at 30 June 2023 are set out in the tables contained in the ‘Equity awards’ section in the Remuneration Report 5.2.

The table below sets out the relevant interests in shares in BHP Group Limited held directly, indirectly or beneficially, as at the date of this Directors’ Report by those senior executives who were Executive KMP (other than the Executive Director) on that date.

Executive KMP member	Number of shares held[1]
Edgar Basto	146,806
David Lamont	86,235
Geraldine Slattery	164,088
Ragnar Udd	131,559

[1]

The number of shares held refers to shares held either directly, indirectly or beneficially as at 22 August 2023. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities.

4.    Share capital and buy-back programs

During FY2023, we did not make any on-market or off-market purchases of BHP Group Limited ordinary shares under any share buy-back program. As at the date of this Directors’ Report, there were no current on-market buy-backs.

Some of our executives receive rights over BHP shares as part of their remuneration arrangements. Entitlements may be satisfied by the transfer of existing shares, which are acquired on-market by the Employee Share Ownership Plan Trusts or, in respect of some entitlements, by the issue of shares.

The number of shares referred to in column A below were purchased to satisfy awards made under the various BHP Group employee share schemes during FY2023.

Period	A Total number of shares purchased and transferred to employees to satisfy employee awards	B Average price paid per share[1] US$	C Total number of shares purchased as part of publicly announced plans or programs	D Maximum number of shares that may yet be purchased under the plans or programs[2]
1 Jul 2022 to 31 Jul 2022	–	–	–	–
1 Aug 2022 to 31 Aug 2022	–	–	–	–
1 Sep 2022 to 30 Sep 2022	–	–	–	–
1 Oct 2022 to 31 Oct 2022	–	–	–	–
1 Nov 2022 to 30 Nov 2022	–	–	–	–
1 Dec 2022 to 31 Dec 2022	–	–	–	–
1 Jan 2023 to 31 Jan 2023	–	–	–	–
1 Feb 2023 to 28 Feb 2023	–	–	–	–
1 Mar 2023 to 31 Mar 2023	2,952,003	29.52	–	–
1 Apr 2023 to 30 Apr 2023	–	–	–	–
1 May 2023 to 31 May 2023	–	–	–	–
1 Jun 2023 to 30 Jun 2023	–	–	–	–

Total	2,952,003	29.52		–

1.	The shares were purchased on the ASX and the sale price has been converted into US dollars using the average weekly exchange rate of the week that such purchases took place.

2.

BHP Group Limited is able to buy back and cancel BHP Group Limited shares within the ‘10/12 limit’ without shareholder approval in accordance with section 257B of the Australian Corporations Act 2001. Any future on-market share buy-back program would be conducted in accordance with the Australian Corporations Act 2001 and with the ASX Listing Rules.

As at the date of this Directors’ Report, there were 15,155,838 unvested equity awards outstanding in relation to BHP Group Limited ordinary shares held by 23,498 holders. The expiry dates of these unvested equity awards range between August 2023 and August 2027 and there is no exercise price. 3,497,366 fully paid ordinary shares in BHP Group Limited were issued as a result of the exercise of rights over unissued shares during or since the end of FY2023. No options over unissued shares or unissued interests in BHP have been granted during or since the end of FY2023 and no shares or interests were issued as a result of the exercise of an option over unissued shares or interests during or since the end of FY2023. For more information refer to Financial Statements note 26 ‘Employee share ownership plans’. For information on movements in share capital during and since the end of FY2023 refer to Financial Statements note 17 ‘Share capital’.

5.    Secretaries

Stefanie Wilkinson is the Group Company Secretary. For details of her qualifications and experience refer to Corporate Governance Statement 4.1. Prakash Kakkad, LLB, LPC is also a Company Secretary of BHP Group Limited as at 30 June 2023. Both have experience in a company secretariat role or other relevant fields arising from time spent in other large listed companies or other relevant entities.

6.    Indemnities and insurance

Rule 146 of the BHP Group Limited Constitution requires the company to indemnify, to the extent permitted by law, each Officer of BHP Group Limited against liability incurred in or arising out of the conduct of the business of BHP or the discharge of the duties of the Officer. The Directors named in 4.1 of the Corporate Governance Statement, the Company Secretaries and other Officers of BHP Group Limited have the benefit of this requirement, as do individuals who formerly held one of those positions.

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

The terms of engagement for certain services include that we must compensate and reimburse EY for, and protect EY against any loss, damage, expense or liability incurred by EY in respect of third-party claims arising from a breach by BHP of any obligation under the engagement terms.

We have insured against amounts that we may be liable to pay to Directors, Company Secretaries or certain employees (including former Officers) pursuant to Rule 146 of the Constitution of BHP Group Limited or that we otherwise agree to pay by way of indemnity. The insurance policy also insures Directors, Company Secretaries and some employees (including former Officers) against certain liabilities (including legal costs) they may incur in carrying out their duties. For this Directors’ and Officers’ insurance, we paid premiums of US$17.2 million excluding taxes during FY2023.

No indemnity in favour of a current or former Officer of BHP Group Limited or in favour of the External Auditor, was called on during FY2023.

7.    Dividends

A final dividend of 80 US cents per share will be paid on 28 September 2023, resulting in total cash dividends determined in respect of FY2023 of 170 US cents per share.

For information on the dividends paid refer to Financial Statements note 17 ‘Share capital’ and note 19 ‘Dividends’.

8.    Auditors

No current Officer of BHP has held the role of director or partner of the Group’s current external auditor.

9.    Non-audit services

For information on the non-audit services undertaken by BHP’s External Auditor, including the amounts paid for non-audit services, refer to Financial Statements note 36 ‘Auditor’s remuneration’. All non-audit services were approved in accordance with the process set out in the Policy on Provision of Audit and Other Services by the External Auditor. No non-audit services were carried out that were specifically excluded by the Policy on Provision of Audit and Other Services by the External Auditor. Based on advice provided by the Risk and Audit Committee, the Directors have formed the view that the provision of non-audit services is compatible with the general standard of independence for auditors, and that the nature of non-audit services means that auditor independence was not compromised. The reason for this view is that the objectivity and independence of the External Auditor are safeguarded through restrictions on the provision of these services with some services prohibited from being undertaken.

For more information about our policy in relation to the provision of non-audit services by the external auditor refer to ‘External audit and financial reporting’ in our Corporate Governance Statement 9.2.

10.    Exploration, research and development

Companies within the Group carry out exploration and research and development necessary to support their activities. Details are provided in OFR 5 ‘Our assets’, OFR 9 ‘Performance by commodity’ and Resources and Reserves in the Annual Report.

11.    ASIC Instrument 2016/191

BHP Group Limited is an entity to which the Australian Securities and Investments Commission (ASIC) Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191 applies. Amounts in this Directors’ Report and the Financial Statements, except estimates of future expenditure or where otherwise indicated, have been rounded to the nearest million dollars in accordance with ASIC Instrument 2016/191.

12.    Proceedings on behalf of BHP Group Limited

No proceedings have been brought on behalf of BHP Group Limited, nor has any application been made, under section 237 of the Australian Corporations Act 2001.

13.    Performance in relation to environmental regulation

BHP seeks to be compliant with all applicable environmental laws and regulations relevant to its operations. We monitor compliance on a regular basis, including through external and internal means, to minimise the risk of non-compliance. For more information on BHP’s performance in relation to health, safety and the environment refer to OFR 6.8, 6.1 and 6.13.

For the purposes of section 299(1)(f) of the Australian Corporations Act 2001, in FY2023 BHP was levied 10 fines in relation to environmental laws and regulations at our operated assets, the total amount payable being US$69,692.39.

14.    Additional information

BHP Group Limited has a branch registered in the United Kingdom. The Group, through various subsidiaries, has also established branches in a number of other countries.

The Directors’ Report is approved in accordance with a resolution of the Board.

Ken MacKenzie	Mike Henry
Chair	Chief Executive Officer
Dated: 22 August 2023

Remuneration Report

Abbreviation	Item
AGM	Annual General Meeting

CDP	Cash and Deferred Plan

CEO	Chief Executive Officer

DEP	Dividend equivalent payment

ELT	Executive Leadership Team

GHG	Greenhouse gas

HSEC	Health, safety, environment and community

IFRS	International Financial Reporting Standards

KMP	Key Management Personnel

LTIP	Long-Term Incentive Plan

MAP	Management Award Plan

MSR	Minimum shareholding requirement

ROCE	Return on capital employed

S&S	Safety and sustainability

TSR	Total shareholder return

People and Remuneration Committee Chair letter to shareholders

Dear Shareholders,

I am pleased to introduce BHP’s Remuneration Report for the financial year to 30 June 2023. During FY2023, the Remuneration Committee (Committee) continued to focus on achieving remuneration outcomes that both fairly reflect the performance of BHP and the contribution of our employees, and are aligned with the interests of shareholders and other key stakeholders.

Our approach and framework

In a year where we have reported two tragic fatalities, it is important we draw on our performance-based remuneration framework for BHP executives, which reinforces that health and safety is our most pressing priority. Understandably, and with the support of management, there has been an impact on remuneration outcomes from these events. Further detail is provided below.

More broadly, the Committee is focused on a remuneration approach that supports the Group’s global strategy and enables us to attract, retain and motivate our executives while incentivising them to build a long-term sustainable and value-adding business. This is critical to delivering the best outcomes for all BHP shareholders.

As BHP is a global organisation, the Committee is also mindful of navigating the remuneration priorities and expectations of our executives and shareholders in multiple jurisdictions. At the 2022 AGM, we pleasingly received strong support for our remuneration framework and outcomes, with over 97 per cent voting in favour of the Remuneration Report.

FY2023 represents the fourth year of operating our revised remuneration framework and we believe it is continuing to serve shareholders well. The key changes to variable remuneration for the CEO that took effect from 1 July 2019 were to significantly reduce the LTIP grant size from 400 per cent of base salary (on a face value basis) to 200 per cent, and to rebalance to a CDP award with a long-term focus. The CDP award is determined by a balanced scorecard and is delivered one-third as a cash award and two-thirds as an equity award that is deferred equally for two-year and five-year periods. This structure aligns participants’ incentive remuneration with performance over the short, medium and long-term.

As of 1 July 2023, the Committee has become the People and Remuneration Committee. The focus on people has expanded and includes overseeing the implementation of the Group’s key strategies and policies relating to people, including for the attraction, recruitment, motivation and retention of employees, remuneration, employee engagement, leadership and talent development, industrial relations and employee conduct.

Performance

The tragic deaths of two of our colleagues during the year have been deeply felt. Our absolute priority remains to eliminate fatalities and serious injuries at BHP.

Our financial results for the year were strong, underpinned by reliable production together with capital and cost discipline as we managed lower commodity prices and inflationary pressures. Our balance sheet is robust and deliberately positioned to support portfolio growth in the commodities the world needs for population growth, urbanisation and decarbonisation.

In Canada, our investment in potash progresses at pace with first production at Jansen on track for the latter half of 2026, and we are creating a new copper province in South Australia following the acquisition of OZ Minerals. We are investing strategically in new ideas, technologies and countries through exploration and early-stage copper and nickel prospects to capture future growth opportunities.

We continue to build an inclusive, high-performance culture and a more sustainable business, which are key to our future competitiveness and ability to deliver sector-leading returns. Today, more than 35 per cent of our employees are female and we have increased Indigenous representation globally. We are taking action to reduce our operational GHG emissions through renewable electricity supplies and supporting the development of electric trucks, trains and light vehicles. As of today, BHP has among the lowest absolute operational GHG emissions of the major miners.

Commodity demand has remained relatively robust in China and India even as developed world economies have slowed substantially. In the near term, China’s trajectory is contingent on the effectiveness of recent policy measures. We expect buoyant growth in India with strong construction activity underpinning an expansion in steelmaking capacity. More broadly, there is increased recognition of the importance of critical minerals and strategies across the globe to incentivise investment in supply and demand, which provides opportunities and challenges.

FY2023 CDP

The FY2023 CDP scorecard used to assess Mike Henry’s annual performance comprises stretching performance measures based on three elements - safety and sustainability (S&S, referred to in prior years as HSEC), financial and personal performance with respect to delivering a number of group performance elements. The Committee assessed the CEO’s performance against these scorecard elements, which resulted in a FY2023 CDP outcome of 96 per cent against a target of 100 per cent (and 64 per cent of the maximum). Despite strong financial performance and having progressed a number of important strategic objectives, the CEO was uncomfortable with this level of award in the current environment and, having reflected on the two fatalities during the year after a four-year period of no fatalities, expressed his view to the Committee that it should consider a reduced CDP outcome for him of 90 per cent. The Committee took on board this feedback and exercised its downward discretion to determine a final outcome of 90 per cent against a target of 100 per cent (and 60 per cent of the maximum). The Board and Committee believe this outcome is appropriately aligned with BHP’s values, the shareholder experience, and the interests of the Group’s other key stakeholders.

For the S&S measures, the outcome took into account the two tragic fatalities at BHP’s operated sites during FY2023. The weighting for significant HSEC events is 10 per cent of a total 25 per cent for the S&S measures. A negative 10 per cent impact was applied (before a further downwards discretion was applied as described above) and resulted in a zero outcome for significant HSEC events in FY2023. The progress in mitigating significant HSEC events during the year has otherwise been sound, with continued progress on the implementation of controls for sexual harassment, but with more to be done. For the sustainability measures within S&S, strong progress was made against both our climate change and Indigenous partnerships targets, and as a consequence of this, the CDP scorecard assessment for the S&S measures overall was 22 per cent out of a target of 25 per cent.

For the financial measures, after fully eliminating the impacts of commodity prices during the year, operating performance at our assets was slightly below the challenging targets set at the commencement of the year. The CDP scorecard assessment for the financial measure was 47 per cent out of a target of 50 per cent.

The financial measures outcome includes a negative 3 per cent impact from the costs of remediating the two issues relating to employee entitlements and allowances announced on 1 June 2023. These issues, dating back a number of years, affect a number of our current and former employees in Australia. Further detail is discussed in 6.6 People. Based on currently available information, the cost of remediating these issues is estimated to be US$280 million pre-tax, incorporating on-costs including associated superannuation and interest payments and this has been reflected in the Group’s FY2023 financial results. BHP has self-reported to the Fair Work Ombudsman and engaged Protiviti, a global assurance firm, which is currently undertaking a thorough review of our payroll systems. We will monitor the outcome of the review and engagement with the regulatory authorities and these may consequently impact remuneration outcomes in the future.

From a personal contribution perspective, the Committee considered Mike Henry’s performance against his group measures. These included projects and initiatives in respect of social value, people, performance and portfolio. The Committee considered Mike’s performance against his group objectives was slightly ahead of expectations and assessed it as 27 per cent against the target of 25 per cent.

The CDP scorecard outcomes for other ELT members and the short-term incentive pool applicable to the majority of BHP employees below the ELT level, were, like the CEO, below the 100 per cent target. For the same reasons as the CEO, the ELT also proposed a moderation to their final CDP outcomes to the Committee for consideration. The Committee considered this input and applied a downwards exercise of discretion to the CDP outcomes for this group, in addition to the zero outcome for significant HSEC events in FY2023.

2018 LTIP award

The vesting outcome for the 2018 LTIP award was 100 per cent. The LTIP performance condition is relative TSR against two separate index measures – a sector peer group and MSCI World Index. BHP outperformed both the sector peer group and the MSCI World Index. The value of the 2018 LTIP award at the time of vesting in 2023 is above the value of the award at the time it was granted in 2018 due to the increase in share price and strong dividends during the five-year vesting period. In terms of value realised, 48 per cent is due to the value at the time the awards were granted and 52 per cent is due to share price appreciation and dividends. This reflects the experience of shareholders over the period.

In considering vesting of the 2018 LTIP award, the Board and Committee have also conducted their normal holistic review of business performance over the five years since the award was granted to ensure this level of vesting was appropriate. More information on the 2018 LTIP vesting outcome, including the five-year holistic business review covering S&S performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct, is included in 3.3 FY2023 LTIP performance outcomes and 3.4 Overarching discretion and vesting underpin.

As noted above, from FY2020, we revised our remuneration framework to reduce the weighting of future LTIP grants in the overall CEO and other Executive KMP remuneration packages. Pre-existing grants remained on foot and vesting of these awards would be determined on the basis of existing service and performance conditions.

More information on the overall remuneration outcomes for the CEO for the year, and how the outcomes are aligned to performance during FY2023, is provided in 3.1 FY2023 remuneration received by the CEO. Having considered the overall remuneration outcome for the CEO carefully, the Committee concluded it was a fair reflection of performance and the experience of shareholders, and the application of any downwards discretion to the vesting of the LTIP was not warranted.

FY2024 remuneration

For FY2024, the Committee determined that the CEO’s base salary would increase by 4 per cent, effective 1 September 2023. In making this decision, we have conducted updated benchmarking and considered the external market demand for global senior executive talent. We benchmark the CEO and other executives’ remuneration against CEO and executive roles in other global companies of similar complexity, reach and industry, and also have regard to the relative size of comparator companies. This detailed benchmarking ensures BHP’s executive remuneration remains competitive to attract, motivate and retain key talented executives and is consistent with the global market.

The Committee considers the CEO’s base salary increase to be modest in this context, and it is below the median salary increase applied for other BHP employees. Other components of the CEO’s total target remuneration (pension contributions, benefits, CDP and LTIP) remain unchanged and, where relevant, as percentages of base salary. A summary of the CEO’s arrangements for FY2024 is set out below.

Fixed remuneration	CDP	LTIP
• Base salary US$1.820 million per annum, an increase of 4% from 1 September 2023. • Pension contribution 10% of base salary.

•   Target cash award of 80% of base salary (maximum 120%).

•   Plus two awards of deferred shares each of equivalent value to the cash award, vesting in two and five years, respectively.

•   Three performance categories:

•   S&S – 25%

•   Financial – 50%

•   Group – 25%

• The LTIP grant is based on a face value of 200% of base salary. • Our LTIP awards have challenging relative TSR performance hurdles measured over five years.

The majority of the CEO’s remuneration package continues to be delivered in BHP equity, not in cash, and the CEO’s remuneration is deliberately tied to the performance of the business. In addition, the CEO is required to meet a MSR of five times pre-tax base salary and this applies for two years post-retirement. This ensures the CEO’s remuneration is aligned to the experience of BHP’s shareholders. As at the date of this Report, the CEO’s BHP shareholding is in excess of his MSR.

The Committee has also reviewed the base salaries and total target remuneration packages for other Executive KMP. The Committee determined these would also increase by 4 per cent, effective 1 September 2023. This increase is also based on updated benchmarking data and has regard to the global market for senior executive talent. An additional increase has been determined for Ragnar Udd reflecting his continued strong performance and development in role. Other aspects of other Executive KMP remuneration arrangements remain unchanged.

Remuneration outcomes for the Chair and Non-executive Directors

Fees for the Chair and Non-executive Directors are reviewed annually and are benchmarked against global companies of similar complexity, size, reach and industry. As a consequence of considering the updated benchmarking, global market positioning and peer company relativities, a decision has been made that the following fees will increase with effect from 1 July 2023: the Chair fee and the Non-executive Directors base fee will rise by 5 per cent and the fees for the Senior Independent Director and Chair of the Risk and Audit Committee will rise by 10 per cent. This is the first increase in fees for the Chair and Non-executive Directors since 2011 (and reductions were made in 2015 and 2017). The increases are considered appropriate given current benchmarking and the increased expectations, accountabilities and workloads of each of the Chair and Non-executive Directors. Having conducted this review, it was determined that there was no change required to the fees for other Committee roles or other allowances.

In FY2023, BHP acquired OZ Minerals, and as a consequence, modest fees were paid to certain Non-executive Directors for additional or extra services performed in FY2023 in connection with the acquisition.

Summary

Our approach to executive remuneration is to deliberately align remuneration with performance and provide a significant component as at-risk variable pay. We are confident the outcomes this year are consistent with the performance of BHP and the experience of our shareholders while also recognising our critical need to attract, motivate and retain our executives in order to progress our strategic objectives and deliver the best outcomes for all BHP shareholders.

We look forward to ongoing dialogue with and the support of BHP’s shareholders. As always, we welcome your feedback and comments on any aspect of this Report.

Christine O’Reilly

Chair, People and Remuneration Committee

22 August 2023

1    Remuneration governance

Board oversight

The Board oversees the structure of remuneration for the Group (including the CEO) and that it is aligned with BHP’s values, purpose, strategy and risk appetite including in relation to non-financial risk and with the long-term interests of BHP and its shareholders.

The Board approves the remuneration framework for the Chair, CEO and other members of the ELT on recommendation from the People and Remuneration Committee. No Director or executive is involved in deciding their own remuneration. The objective of the remuneration framework is to:

•	support the execution of the Group’s business strategy

•	encourage and sustain a culture aligned to BHP’s values, purpose and risk appetite, including in relation to non-financial risk

•	provide competitive remuneration, which is linked to performance, to attract, motivate and retain highly skilled executives on a global basis

The Board approves the remuneration arrangements and outcomes for the Chair and CEO on recommendation from the Committee.

People and Remuneration Committee

The Board has established the Committee to support and advise the Board on people and remuneration matters, as set out in the Committee Charter available at bhp.com. Each of the Committee members are independent Non-executive Directors. The current members of the Committee are: Christine O’Reilly (Chair), Catherine Tanna and Dion Weisler.

Further detail on the role and focus of the Committee can be found in 5.4 of the Corporate Governance Statement, and details of meeting attendances can be found in 2 Directors’ Report.

The Committee has extensive access to members of senior management and regularly invites them to attend meetings to provide reports and updates. However, members of management are not present when decisions are considered or taken concerning their own remuneration. The Committee can also draw on services from a range of external sources, including independent remuneration advisers.

The Committee sets the remuneration framework for the Executive KMP, including the CEO. The Committee is briefed on and considers prevailing market and economic conditions where our Executive KMP are based, the competitive environment and the positioning and relativities of pay and employment conditions across the wider BHP workforce.

The Committee’s approach to remuneration outcomes is that the fundamental driver should be performance and overall remuneration should be fair to the individual, and remuneration levels should be market competitive and accurately reflect the CEO’s and other Executive KMP’s responsibilities and contributions, while aligning with the expectations of our shareholders and considering the positioning and relativities of pay and employment conditions across the wider BHP workforce.

The Committee considers shareholder views and those of the wider community when setting this remuneration framework. We proactively engage directly with our institutional and investor representative shareholders regularly around the world to discuss remuneration and governance matters. This feedback is used as input into decision-making in relation to our remuneration framework and its application and ensures Directors are aware of matters raised and have a deep understanding of current shareholder and other stakeholder views when formulating remuneration decisions.

Engagement of independent remuneration advisers

The Committee may appoint and instruct expert advisers who are advisers solely to the Committee, including remuneration consultants to assist the Committee with advice in relation to the Group’s remuneration strategy, framework and policies. The Committee may meet with external advisers without management being present. Potential conflicts of interest are taken into account when remuneration consultants are selected and their terms of engagement regulate their level of access to, and require their independence from, BHP’s management.

PwC was appointed to act as an independent remuneration adviser in FY2016 and is currently the only remuneration adviser appointed by the Committee. In that capacity, PwC may provide remuneration recommendations in relation to KMP, however, it did not provide any remuneration recommendations in FY2023.

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

KMP for FY2023

This Remuneration Report describes the remuneration policies, practices, outcomes and governance for the KMP of BHP during FY2023. At BHP, KMP consists of the Directors (including the CEO), as well as certain members of our ELT who have authority and responsibility for planning, directing and controlling the activities of the Group directly or indirectly. For FY2023, after due consideration, the Committee determined the KMP comprised the following individuals:

•	Mike Henry, CEO and Executive Director

•

Edgar Basto, President Minerals Australia from 1 July 2022 to 30 September 2022 and Chief Operating Officer from 1 October 2022 to 30 June 2023. The Chief Operating Officer role is a new position that was created with effect from 1 October 2022

•	David Lamont, Chief Financial Officer

•

Geraldine Slattery, Senior Executive Officer from 1 July 2022 to 30 September 2022 and President Australia from 1 October 2022 to 30 June 2023. The Senior Executive Officer role ceased to exist from 1 October 2022

•	Ragnar Udd, President Americas

•	All Non-executive Directors – for details of Non-executive Directors, including dates of appointment or cessation (where relevant), refer to 2 Directors’ Report

These individuals have held their positions and were KMP for the whole of FY2023, unless stated otherwise.

2    Executive KMP remuneration framework

BHP has an overarching remuneration framework for Executive KMP that guides the Committee’s decisions and is designed to support our strategy and reinforce our culture and values.

2.1    How the remuneration framework is set

The four principles that underpin the remuneration framework for Executive KMP are:

2.2    Remuneration framework operation

These principles are the same as those that apply to other employees, however Executive KMP arrangements have a greater emphasis on and a higher proportion of remuneration that is at-risk as performance-related variable pay.

The table below shows the components of our remuneration framework:

	Fixed remuneration	CDP	LTIP
Purpose and link to strategy	Market competitive fixed remuneration is paid in order to attract, motivate and retain high-quality and experienced executives, and provide appropriate remuneration for these important roles in the Group.	The CDP is an annual cash and equity award that encourages and focuses executives’ efforts for the relevant financial year on the delivery of the Group’s strategic priorities, balancing financial and non-financial performance, to deliver short, medium and long-term success aligned to our purpose and Our Charter, and to motivate executives to strive to achieve stretch performance objectives.	The LTIP is a long-term equity award that focuses executives’ efforts on the achievement of sustainable long-term value creation and success of the Group (including appropriate management of business risks).

Components	Base salary, pension contributions and benefits	Cash and deferred shares	Performance rights

Approach and link to performance	Competitive fixed remuneration is aligned to global complexity, size, reach and industry, and reflects executives’ responsibilities, location, skills, performance, qualifications and experience.	Annual variable pay opportunity provided in cash and two and five-year deferred shares with the outcome determined by the assessment of performance against a balanced scorecard linked to execution of business strategy. A balanced scorecard of short, medium and long-term elements including S&S (25% weighting), financial (50% weighting) and individual performance measures (25% weighting) are chosen on the basis that they are expected to have a significant short, medium and long-term impact on the success of the Group, with appropriate targets for each measure that will appropriately motivate executives to achieve outperformance that contributes to the long-term sustainability of the Group and shareholder wealth creation.

Annual long-term variable pay opportunity allocated as awards of performance rights, which are subject to a five-year relative TSR performance condition. The performance rights are designed to align executives’ reward with sustained shareholder wealth creation in excess of relevant comparator group(s), through the relative TSR performance condition.

Relative TSR has been chosen as an appropriate measure as it enables an objective external assessment over a sustained period on a basis that is familiar to shareholders.

	CDP	LTIP
Assessment of performance

A CDP award is determined based on the assessment of each scorecard measure by the Committee and the Board, with guidance provided by other relevant Board Committees (including the Sustainability Committee and Risk and Audit Committee) in respect of S&S, financial and other measures.

If performance is below the threshold level for any measure, no CDP award will be provided in respect of that portion of the CDP award opportunity.

The Committee retains discretion to adjust all or a part of any CDP award in the event the Committee does not consider the outcomes to be a true reflection of the performance of the Group or considers that individual performance or other circumstances makes this an inappropriate outcome. This is an important mitigation against the risk of unintended award outcomes.

Vesting of the LTIP award is dependent on BHP’s TSR relative to the TSR of relevant comparator group(s) over a five-year performance period.

Achievement against each TSR hurdle is assessed by the Committee and the Board, based on external data reviewed and confirmed by independent remuneration consultants.

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

Where the TSR performance condition is not met, there is no retesting and awards will lapse. The Committee also retains discretion to lapse any portion or all of the award where it considers the vesting outcome is not appropriate given Group or individual performance, or other circumstances apply that makes the vesting outcome an inappropriate outcome. This is an important mitigation against the risk of unintended outcomes.

Delivery and vesting

CDP awards are provided as cash and two awards of deferred shares, each of equivalent value to the cash award, vesting in two and five years, respectively.

Awards of deferred shares comprise rights to receive ordinary BHP shares in the future at the end of the deferral periods. Before the awards vest, these rights are not ordinary shares and do not carry entitlements to ordinary dividends or other shareholder rights; however, a DEP is provided on vested awards. The Committee also has a discretion to settle CDP deferred shares in cash.

Vesting of five-year deferred shares under the CDP is underpinned by a holistic review of performance at the end of the five-year vesting period, including a review of S&S performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct over the five-year period.

LTIP awards consist of rights to receive ordinary BHP shares in the future if the performance and service conditions are met.

Before vesting, these rights are not ordinary shares and do not carry entitlements to ordinary dividends or other shareholder rights; however, a DEP is provided on vested awards. The Committee also has a discretion to settle LTIP awards in cash.

Vesting of five-year performance rights under the LTIP is underpinned by a holistic review of performance at the end of the five-year performance period, including a review of S&S performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct over the five-year period.

Cessation of employment	On cessation of employment, a ‘good leaver’ [1] may receive a pro-rated cash award based on performance for that year. For a ‘good leaver’, their unvested CDP deferred awards generally remain on foot (wholly or in part) unless the Committee determines otherwise. If the executive is not a ‘good leaver’, all unvested CDP deferred awards will lapse.	On cessation of employment, for a ‘good leaver’[1] their unvested LTIP awards generally remain on foot on termination and are pro-rated for the portion of the vesting period served. These awards are eligible for vesting in the ordinary course, subject to any applicable performance conditions. If the executive is not a ‘good leaver’, all unvested LTIP awards will lapse.

Malus and clawback	In FY2022 we enhanced our malus and clawback policy. The policy applies to CDP awards (including cash and deferred share awards), MAP awards and LTIP awards. Malus and clawback provisions apply whether or not awards are made in the form of cash or equity, whether or not the equity has vested, and whether or not employment is ongoing. Details of the malus and clawback policy, including circumstances in which it would apply, is set out on page 111 of BHP’s 2022 Annual Report.

[1]

‘Good leaver’ treatment may apply where the reason for the cessation of employment with BHP is due to retirement, retrenchment or redundancy, termination by mutual agreement, or such other circumstances that do not constitute resignation or termination for cause.

2.3    Remuneration mix

The diagram below provides the scenarios for the potential total remuneration of the CEO and other Executive KMP at different levels of performance.

Remuneration mix for the CEO and other Executive KMP

The maximum opportunity represented above is the most that could potentially be paid for each remuneration component. It does not reflect any intention by the Group to award that amount.

3    Remuneration for the CEO and other Executive KMP

The amount of remuneration actually received each year depends on the achievement of business and individual performance measures that generate sustained shareholder value. Before deciding on the final incentive outcomes for the CEO and other Executive KMP, the Committee considers the achievement of pre-determined performance conditions. The Committee then applies its overarching discretion to determine what it considers to be a fair and commensurate remuneration level in order to decide if the outcome should be reduced. In this way, the Committee believes it can set a remuneration level for the CEO and other Executive KMP that is sufficient to incentivise and is also fair and commensurate with shareholder expectations and prevailing market conditions.

3.1    FY2023 remuneration received by the CEO

The table below is a voluntary non-statutory disclosure of the remuneration received by the CEO during FY2023 and FY2022. This table is unaudited and differs from the audited remuneration calculated in accordance with the Australian Accounting Standards (refer to 5.1 KMP remuneration table and Financial Statements note 26 ‘Employee share ownership plans’). This table is designed to provide greater transparency for shareholders and reflects actual remuneration received, with the CDP and LTIP included below representing those amounts that have been received as a consequence of satisfying performance conditions in the relevant financial year.

The difference between the disclosure in the table below and the remuneration disclosed in 5.1 KMP remuneration table relates to the CDP and LTIP. The remuneration calculated in accordance with Australian Accounting Standards requires the fair value of the CDP and LTIP to be calculated at the time of grant and to be amortised over the relevant vesting periods regardless of the performance outcome. This may not reflect what the executive receives. In the table below, the CDP and LTIP values relate to the performance outcomes and actual amount received each year under the CDP (i.e. against the CDP scorecard) and the LTIP (i.e. based on the LTIP vesting outcome).

Details of the components of remuneration are contained in 2 Executive KMP remuneration framework and the values in the table are explained further in the notes below.

US$(’000)		Base salary	Benefits[1]	Pension[2]	CDP[3]	LTIP[4]	Total
Mike Henry	FY2023	1,742	7	174	3,762	8,032	13,717
	FY2022	1,700	168	170	3,917	9,353	15,308

[1]	Benefits are non-pensionable and include net movements in leave balances, private family health insurance, car parking, fringe benefits tax and personal tax return preparation in required countries.

[2]	FY2023 and FY2022 pension contributions were provided based on 10 per cent of base salary.

[3]

The values shown are the full CDP value (cash and deferred equity) earned based on performance during FY2023 and FY2022. The FY2023 CDP award will be provided one-third in cash in September 2023 and two-thirds in deferred equity, with one-third due to vest at the end of FY2025 and one-third due to vest at the end of FY2028 (on the terms of the CDP). The FY2022 CDP award was provided one-third in cash in September 2022 and two-thirds in deferred equity, with one-third due to vest at the end of FY2024 and one-third due to vest at the end of FY2027 (on the terms of the CDP).

[4]

The LTIP award values for FY2023 and FY2022 are based on the full awards Mike Henry received in 2018 and 2017, respectively, when he was President Operations, Minerals Australia (prior to becoming and with no proration applied for time as CEO), and 100 per cent of the awards vesting. The 2018 LTIP award value in FY2023 is an estimate calculated on the average share price for the month of July 2023 (which will be updated for the actual share price on the vesting date in the 2024 Remuneration Report); whereas the 2017 LTIP award value in FY2022 was calculated on the actual share price on the vesting date (and updated from the 2022 Remuneration Report in which the value was an estimate calculated on the average share price for the month of July 2022).

A revised remuneration framework took effect from 1 July 2019 and significantly reduced the LTIP grant size for the CEO from 400 per cent of base salary (on a face value basis) to 200 per cent and a rebalancing to a CDP award with a long- term focus. As a result, the remuneration for Mike Henry reported above reflects the transition to this structure and includes the full amounts of the CDP award earned during FY2023 and FY2022 (i.e. irrespective that some elements of the CDP award are deferred) together with the full amounts of the pre-existing LTIP awards vesting at the end of FY2023 and FY2022 which were granted in 2018 and 2017, respectively (i.e. when the LTIP award size was double the current grant size).

Had the current remuneration framework been in place when Mike’s 2018 and 2017 LTIP awards were granted and a reduced size awarded, the reported LTIP values would have been US$4.016 million for FY2023 and US$4.677 million for FY2022 (instead of US$8.032 and US$9.353 million in the table above). The reported total remuneration would have therefore been US$9.701 million for FY2023 and US$10.632 million for FY2022 (instead of US$13.717 million and US$15.308 million in the table above).

3.2    FY2023 CDP performance outcomes

The Board and the Committee assessed the Executive KMP’s CDP outcomes in light of the Group’s performance in FY2023 and took into account performance against the measures in each Executive KMP’s CDP scorecard.

For the CEO, the Board and the Committee assessment against the CDP scorecard measures resulted in a CDP outcome for FY2023 at 96 per cent against the target of 100 per cent (or 64 per cent against maximum). Despite strong financial performance and having progressed a number of important strategic objectives, the CEO was uncomfortable with this level of award in the current environment and, having reflected on the two fatalities during the year after a four-year period of no fatalities, expressed his view to the Committee that it should consider a reduced CDP outcome for him of 90 per cent. The Committee took on board this feedback and exercised its downward discretion to determine a final outcome of 90 per cent against a target of 100 per cent (and 60 per cent of the maximum).

The CEO’s final CDP scorecard outcome for FY2023 is summarised in the following tables, including a narrative description of each performance measure and the CEO’s level of achievement, as determined by the Committee and approved by the Board. The level of performance for each measure is determined based on a range of threshold (the minimum necessary to qualify for any reward outcome), target (where the performance requirements are met), and maximum (where the performance requirements are significantly exceeded).

Summary of outcomes for the CEO

Safety and sustainability (S&S)

The S&S targets (known as HSEC targets in prior years) for the CEO are aligned to the Group’s 2030 goals. As it has done for several years, when assessing S&S performance against the scorecard targets, the Committee seeks guidance from the Sustainability Committee. The Committee has taken a holistic view of Group performance in critical areas, including considering any additional matters outside the scorecard targets that the Sustainability Committee has provided and considers relevant.

The performance commentary below is provided against the significant HSEC events (including fatalities) scorecard targets, which were set on the basis of operated assets only.

Significant events measures	Scorecard targets	Performance against scorecard targets	Measure outcome
Significant HSEC events	No significant health, safety (including fatalities), environment or community events during the year.

•   In what is clearly a tragic and unacceptable outcome, we lost two of our colleagues during FY2023, one in February 2023 at Western Australia Iron Ore and one in April 2023 at Olympic Dam. Our imperative is to continue to build our focus on fatality elimination and safety through field leadership, hazard identification and effective risk management.

•   The weighting of fatalities is 10 percentage points of the total 25 percentage points allocated to the whole S&S category. This results in a zero outcome for this measure.

•   No other significant health, environment or community incidents occurred during FY2023.

Zero

The performance commentary below is provided against the sustainability scorecard targets, which were set on the basis of operated assets only.

Sustainability measures	Scorecard targets	Performance against scorecard targets	Measure outcome
Climate change

Reported Scopes 1 and 2 GHG emissions at our operated assets in FY2023 are at 10.7 MtCO2-e.

>95% of study phase decarbonisation projects are presented for tollgates or milestones as scheduled.

Deliver majority of laboratory scale research scoped for FY2023, progress Memorandum of Understanding (MOU) level commitments to detailed project proposals, and complete design study on the potential for a multiparty consortium.

•   For FY2023, we improved on our operational GHG emissions scorecard target of 10.7 MtCO2-e, with an outcome of 9.8 MtCO2-e. This was better than performance of 5% or more below the target, which was required for a maximum outcome. However, having reviewed actual production levels at certain operated assets, the outcome for this measure was determined by the Committee to still be above target, but not quite at a maximum outcome.

•   100% of study phase decarbonisation projects were progressed as planned, exceeding the scorecard target outcome. A decarbonisation trial in relation to the CAT battery early learner truck was commenced, which was required for a maximum outcome.

•   The delivery of 100% of laboratory scale research scoped for FY2023 was achieved; MOU level commitments towards GHG emission reduction were achieved, including under agreements with JFE Steel, HBIS Group, ArcelorMittal, Tata Steel, POSCO, Zenith Steel and China Baowu; a design study on the potential for a multiparty consortium was achieved for a carbon capture, utilisation and storage hub and we announced a partnership with Hatch to commence a design study to pilot an electric smelting furnace (all required to achieve the scorecard target). Additionally, we have secured agreements for pilots and trials with customers targeted at enabling the reduction of carbon emission intensity by at least 10% (this being required to achieve a maximum outcome).

Above target, close to maximum

Indigenous partnerships

No significant cultural heritage events during the year.

Achieve significant uplift from FY2022 total global spend on Indigenous, Traditional Owner and First Nations vendor procurement, achieve FY2023 Indigenous employment participation targets and release a revised Global Indigenous Peoples Strategy.

•   No significant cultural heritage incidents occurred during FY2023.

•   Indigenous, Traditional Owner and First Nations vendor procurement significantly exceeded targets set with US$333 million in Indigenous procurement spend in FY2023 (a 122% uplift from FY2022). Our overall FY2023 Indigenous employment participation targets were met. We released a revised global Indigenous Peoples Policy Statement following global consultation with Indigenous partners (all required to achieve target). Additionally, we implemented formal mechanisms in all regions to incorporate Indigenous voices in decision making (this being required to achieve a maximum outcome).

Maximum

The overall outcome against the total S&S measures for FY2023 was 22 per cent out of the target of 25 per cent, with a zero outcome against a target of 10 per cent for the significant HSEC events measure and an outcome of 22 per cent against a target of 15 per cent for sustainability measures.

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
ROCE

For FY2023, the target for ROCE was 29.9%, with a threshold of 25.6% and a maximum of 33.5%.

Achievement of the ROCE target will result in a target CDP outcome. The ROCE target considers the upside opportunities and downside risks inherent in BHP’s businesses, and is an outcome the Committee believes would be a level of performance that shareholders would view positively. The maximum and threshold are an appropriate range of ROCE outcomes, given the upside opportunities and downside risks, which represent an upper limit of stretch outperformance that would represent the maximum CDP award, and a lower limit of underperformance below which no CDP award should be made.

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

The Committee retains and has a track record of applying downward discretion (but not upwards discretion) to ensure the CDP outcome is appropriately aligned with the overall performance of the Group for the year, and is fair and equitable to management and shareholders.

ROCE of 28.8% was reported by BHP for FY2023. Adjusted for the factors outlined below, ROCE is 29.3%, which is slightly below target. The following adjustments were made to ensure the outcomes appropriately reflect the performance of management for the year:

•   The full elimination of the impacts of movements in commodities prices and exchange rates decreased ROCE by 0.8 percentage points.

•   Adjustments for other material items made to ensure the outcomes reflect the performance of management for the year increased ROCE by 1.3 percentage points. This was mainly due to the elimination of the negative effect on reported ROCE outcomes of higher asset values in the closing balance sheet due to the acquisition of OZ Minerals late in FY2023. This adjustment was necessary to ensure the basis of the ROCE outcome for CDP purposes was the same as the basis upon which the ROCE target for FY2023 was set.

•   Having reviewed the FY2023 exceptional items (as described in Financial Statements note 3 ‘Exceptional items’), the Committee determined these should not be considered for the purposes of determining the FY2023 ROCE CDP outcome and that no further action was required in respect of exceptional items.

The key driver of the FY2023 ROCE outcome of 29.3% being slightly below the target for FY2023 of 29.9% set at the commencement of the year was the inclusion of the costs of remediating the two employee entitlements and allowances issues announced on 1 June 2023. Otherwise, in Minerals Australia and Minerals Americas, performance was broadly in line with the CDP targets set at the commencement of the year.

Slightly below target

The outcome against the ROCE measure for FY2023 was 47 per cent out of the target of 50 per cent.

As noted above, the financial measures outcome includes a negative 3 per cent impact from the costs of remediating the two employee entitlements and allowances issues announced on 1 June 2023. These issues, dating back a number of years, affect a number of our current and former employees in Australia. Further detail is discussed in 6.6 People. Based on currently available information, the cost of remediating these issues is estimated to be US$280 million pre-tax, incorporating on-costs including associated superannuation and interest payments and this has been reflected in the Group’s FY2023 financial results. BHP has self-reported to the Fair Work Ombudsman and engaged Protiviti, a global assurance firm, which is currently undertaking a thorough review of our payroll systems. We will monitor the outcome of the review and engagement with the regulatory authorities and these may consequently impact remuneration outcomes in the future.

Group measures for the CEO

Group measures for the CEO are determined at the commencement of the financial year. The application of group measures remains an important element of effective performance management. These measures seek to provide a balance between the financial and non-financial performance requirements that maintain our position as a leader in our industry. The CEO’s group measures for FY2023 included contribution to BHP’s overall performance and the management team, and the delivery of projects and initiatives within the scope of the CEO role as specified by the Board, as set out in the table below.

Group measures	Scorecard targets	Performance against scorecard targets	Measure outcome
Social value	Finalise the launch and successful public positioning of the revised global Indigenous Peoples Policy Statement and ensure it is embedded across the business.

•   The global Indigenous Peoples Policy Statement was developed and successfully launched following extensive engagement with Traditional Owners and First Nations organisations, investors, and employees.

•   In conjunction with this, we accelerated mutually beneficial relationships with 12 Traditional Owners and 10 First Nations groups through agreement making programs in support of asset plans. Assets partnered with our Indigenous Engagement teams to progress sensitive cultural heritage issues with Traditional Owners and worked with Traditional Owners to achieve exploration agreements, together with entering into several significant Indigenous partnerships.

Above target

People

Increase in female participation by 3 percentage points.

Engagement and Perception Survey (EPS) improvement survey-on-survey over the year and substantively improve lower performing teams.

Ensure the successful execution of the FY2023 critical programs of work under the Sexual Harassment strategy

•   Female participation increased in FY2023 by 2.9 percentage points to 35.2% at 30 June 2023, compared to 32.3% at 30 June 2022.

•   Our EPS survey results continue to see us placed in the top quartile of the Global Companies Benchmark, with an improvement survey-on-survey over the year, with engagement increasing 1 percentage point since last year. There was a 25% improvement in lower performing teams, which was a focus for the EPS.

•   In FY2023, the Sexual Harassment Prevention Project Management Office continued to increase transparency, drive accountability and rigorous governance, incorporate organisational lessons learned and best practice into key programs of work and regularly engage senior management and the Board. Most critical programs of work were delivered, however, there is more to do in respect of Active Bystander and Contractor training.

Slightly below target

Group measures	Scorecard targets	Performance against scorecard targets	Measure outcome
Performance

>90% of BHP Operating System (BOS) deployments completed, >90% Operational Excellence Indicator (OEI) improving assessment-on-assessment for sites in ‘sustain’, and OEI > 40 at end of deployments.

Simplification of the capital investment lifecycle, improved culture, capability and standards embedded globally to accelerate improvements in capital efficiency.

Deliver material progress on the Brazil strategy.

•   Our BOS deployment is ahead of target (94% deployment across assets and functions versus the target of >90%). There has been an improvement in OEI scores assessment-on-assessment for 88% of all sites, while only 80% of sites in sustain (against target of >90%) have shown an improvement. 85% of sites reached an OEI >40 by the end of their deployment.

•   Initiatives implemented in FY2023 to simplify the investment lifecycle, reduce schedule time and increase efficiency, included simplifying the Our Requirements for Capital Projects standard to reduce review time for less complex projects, deploying a Global Projects Onboarding Tool and deploying a centralised resource hub for projects standards, tools, and templates to improve efficiency and reduce rework. Key capabilities and standards were embedded globally to improve capital efficiency, including the creation of a Global Value Optimisation tool to facilitate the capture of capital efficiency improvements.

•   Significant progress has been made on the Renova Priority Programs. Over 500 community resettlement cases were completed. More than 94,000 compensation payments have been made and 301,000 compensation claims closed. In relation to Samarco’s judicial reorganisation, negotiations with a group of Samarco’s lenders have resulted in an ‘in principle’ agreement which will form the basis for a resolution of the reorganisation.

Slightly below target

Portfolio

Execute against the strategy and plan with respect to OZ Minerals as agreed by the Board.

Progress growth levers:

•   investments in early-stage future-facing commodity growth options;

•   develop and embed Innovation options in the business plan;

•   accelerate Jansen Stage 2; and

•   continue to build the exploration pipeline and commence exploration activities in new areas.

•   The OZ Minerals acquisition was successfully executed via a Scheme of Arrangement with an approval from OZ Minerals shareholders. Day one proceeded to plan with safe and stable operations. The critical milestones of the first payroll and first month-end reporting also ran smoothly. Integration is on track, with a strong focus on people and synergies.

•   Progress has been positive with respect to growth levers. We evaluated over 10 opportunities which led to the completion of 4 investments in future-facing commodities. In the Innovation space 2 initiatives moved from the develop stage to the demonstrate phase. The Jansen Stage 2 identification phase study was approved in October 2022. There has been strong progress in exploration screening activities and physical exploration work has commenced in 5 new search spaces.

Above target

Overall, the performance of the CEO against the group measures for FY2023 was assessed as slightly ahead of expectations and warranted an outcome of 27 per cent against the target of 25 per cent.

The CDP performance measures for other Executive KMP for FY2023 are similar to those of the CEO outlined above. However, for the other Executive KMP, the weighting of each performance measure will vary to reflect the focus required from each Executive KMP role. As with the CEO, individual performance measures are determined at the start of the financial year. These include the other Executive KMP’s contribution to the delivery of projects and initiatives within the scope of their role and the overall performance of the Group. Individual performance of other Executive KMP was reviewed against these measures by the Committee and, on average, were considered to have largely met expectations but warranted an outcome slightly below target. For the same reasons as the CEO, the ELT also proposed a moderation to their final CDP outcomes for consideration. The Committee considered this input and applied a downwards exercise of discretion to the CDP outcomes for this group, in addition to the zero outcome for significant HSEC events in FY2023.

The diagram below represents the FY2023 CDP weightings and outcomes against the original scorecard for other Executive KMP.

3.3    FY2023 LTIP performance outcomes

The five-year performance period for the 2018 LTIP award for relevant Executive KMP ended on 30 June 2023. Vesting is subject to the achievement of the relative TSR performance conditions and any discretion applied by the Committee (refer to 3.4 Overarching discretion and vesting underpin).

For the 2018 LTIP award to vest in full, BHP’s TSR over the performance period from 1 July 2018 to 30 June 2023 must have been at or exceeded the 80th percentile of the Sector Group TSR and the MSCI World Index TSR (World TSR). TSR includes returns to BHP shareholders in the form of share price movements along with dividends paid and reinvested in BHP (including cash and in-specie dividends).

BHP’s TSR performance was positive 128.4 per cent over the five-year period from 1 July 2018 to 30 June 2023. This is above the 80th percentile of the Sector Group TSR of positive 97.3 per cent and above the 80th percentile of the World TSR of positive 92.0 per cent over the same period. This level of performance results in 100 per cent vesting for the 2018 LTIP award. The value of the CEO’s vested 2018 LTIP award has been reported in 3.1 FY2023 remuneration received by the CEO.

The graph below shows BHP’s performance relative to comparator groups.

The value of the 2018 LTIP award at the time of vesting in 2023 is higher than the value of the award at the time it was granted in 2018. The share price has risen appreciably during the five-year period and there have been strong dividends. Of the value realised, 48 per cent is due to the value at the time the awards were granted and 52 per cent is due to share price appreciation and dividends. This value increment due to share price appreciation and dividends is consistent with the experience of shareholders over the period.

3.4    Overarching discretion and vesting underpin

The rules of the CDP and LTIP and the terms and conditions of the awards provide the Committee with an overarching discretion to reduce the number of awards that will vest, notwithstanding that the performance conditions or the relevant service conditions have been met.

This overarching discretion is a holistic, qualitative judgement and is applied as an underpin test before final vesting is confirmed. It is an important risk management tool to ensure vesting is not simply driven by a formula or the passage of time that may give unexpected or unintended remuneration outcomes.

The Committee considers its discretion carefully each year ahead of the scheduled vesting of CDP and LTIP equity awards in August. It considers performance holistically over the five-year period, including a five-year ‘look back’ on S&S performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct. For the five years from FY2019 to FY2023, the Committee noted BHP’s continued progress in S&S outcomes (noting, however, the two fatalities in the current year have been taken into account in determining CDP outcomes for FY2023), strong operational performance with improving production and cost performance, and significant returns to shareholders, together with no governance or conduct issues of note.

Firstly, in respect of the vesting of CDP two-year deferred shares (granted in November 2021 in respect of performance in FY2021), the Committee did not identify any reason to exercise its downwards discretion. The Committee noted the two employee entitlements and allowances issues announced on 1 June 2023, including the impact on CDP outcomes for FY2023, and intends to monitor the outcome of the review underway and engagement with the regulatory authorities and this may consequently impact remuneration outcomes in the future.

Secondly, in respect of the vesting of the 2018 LTIP five-year performance rights, the formulaic outcome of the 2018 LTIP was 100 per cent vesting. Having undertaken the ‘look back’ review described above, the Committee concluded the vesting outcome was appropriate given Group and individual performance, and that no reasons were identified to warrant the exercise of its downwards discretion. There is no upwards discretion available to the Committee in respect of the LTIP and the overarching discretion may only reduce the number of awards that may vest.

3.5    LTIP allocated during FY2023

Following shareholder approval at the 2022 AGM, 118,853 LTIP awards (in the form of performance rights) were granted to the CEO on 22 November 2022. The face value of the CEO’s award was 200 per cent of his base salary of US$1.750 million at the time of grant. The fair value of the awards is ordinarily calculated by multiplying the face value of the award by the fair value factor of 41 per cent (for the current plan design, as determined by the independent adviser to the Committee). The 118,853 LTIP awards for the CEO was determined based on the US$ face value of the LTIP awards of US$3.500 million and calculated using the average share price and US$/A$ exchange rate over the 12 months up to and including 30 June 2022. LTIP awards granted to other Executive KMP during FY2023 were determined on the same basis as described above for the CEO, except that awards for other Executive KMP had a face value of 175 per cent of base salary.

In addition to the LTIP terms set out in 2 Executive KMP remuneration framework, the Committee determined the following terms for the 2022 LTIP:

Performance period	• 1 July 2022 to 30 June 2027

Performance conditions

•   Vesting is conditional on two relative TSR performance measures.

•   An averaging period of six months will be used in the TSR calculations.

•   BHP’s TSR relative to the median TSR of the MSCI World Metals and Mining Index (Sector Group TSR) and the MSCI World Index (World TSR) will determine the vesting of 67% and 33% of the award, respectively.

•   For each portion of the award to vest in full, BHP’s TSR must be at or exceed the 80th percentile of the Sector Group TSR or the World TSR (as applicable). Threshold vesting (25% of each portion of the award) occurs where BHP’s TSR equals the 50th percentile (i.e. the median) of the Sector Group TSR or the World TSR (as applicable). Vesting occurs on a sliding scale between the 50th and 80th percentiles.

3.6    FY2024 remuneration for the CEO and other Executive KMP

The remuneration for the CEO and other Executive KMP in FY2024 will be in accordance with 2.2 Remuneration framework operation and the main elements are set out in the table below.

Base salary	CDP	LTIP

Base salaries are reviewed and benchmarked annually against external market demand for senior executive talent to ensure they remain competitive. Following the review, if the Board and Committee assess and determine a base salary increase should apply to the CEO and/or other Executive KMP, the increase will be applicable from 1 September.

For FY2024, the Committee determined that the CEO’s base salary would increase by 4%, effective 1 September 2023, to US$1.820 million. The Committee has also reviewed the base salaries and total target remuneration packages for other Executive KMP. The Committee determined these would also increase by 4%, effective 1 September 2023. An additional increase of 5.7% has been determined for Ragnar Udd reflecting his continued strong performance and development in role.

The Board and the Committee set the CEO CDP scorecard performance categories and measures each year.

For FY2024, the balanced scorecard includes S&S measures (25% weighting) such as significant events, safety, climate change and Indigenous partnerships, a ROCE financial measure (50% weighting), and group and individual measures (25% weighting) relating to projects and initiatives in respect of people, performance and portfolio. The specific group and individual performance measures vary for Executive KMP to reflect the focus required from each of them in their role.

Notably, certain S&S, group and individual measures have a long-term focus where they are set with a view to achieving longer-term ambitions. For example, annual GHG emission reduction targets are aligned to the ultimate achievement of BHP’s medium-term target of at least a 30% reduction in operational GHG emissions from FY2020 levels by FY2030, however, progress towards this is not expected to be linear. As a consequence, vesting of five-year deferred shares under the CDP is underpinned by a holistic review of performance at the end of the five-year vesting period, allowing for performance against the longer-term ambitions to be considered.

The FY2024 LTIP award for the CEO has a maximum face value of US$3.640 million, being 200% of the CEO’s base salary at the time of grant. The number of LTIP awards expected to be granted in FY2024 is 125,124 and has been determined using the share price and US$/A$ exchange rate over the 12 months up to and including 30 June 2023. The granting of this LTIP award is subject to the approval of shareholders at the 2023 AGM. If approved, the award will be granted following the AGM (i.e. in or around November 2023, subject to securities dealing considerations). The FY2024 LTIP award will use the same performance and service conditions as the FY2023 LTIP award.

LTIP awards granted to other Executive KMP during FY2024 will be calculated on the same basis as described above for the CEO, except that awards for other Executive KMP will have a maximum face value of 175%.

4    Remuneration for Non-executive Directors

Our remuneration framework for Non-executive Directors aligns with the Australian Securities Exchange Corporate Governance Council’s Principles and Recommendations (4th Edition).

4.1    Remuneration framework of Non-executive Directors

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

Fee levels reflect the size and complexity of the Group and the geographies where the Group operates. The economic environment and the financial performance of the Group are taken into account. Consideration is also given to salary reviews across the rest of the Group.

Where the payment of pension contributions is required by law, these contributions are deducted from the Director’s overall fee entitlements.

Travel allowances are paid on a per-trip basis reflecting the considerable travel burden imposed on members of the Board as a consequence of the global nature of the organisation and apply when a Director needs to travel to attend a Board meeting or site visits at our multiple geographic locations.

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

4.2    Non-executive Directors’ remuneration in FY2023 and FY2024

The remuneration for the Non-executive Directors was paid in FY2023 and will be paid in FY2024 in accordance with the remuneration framework set out above. Fee levels for the Non-executive Directors and the Chair are reviewed annually. The review includes benchmarking against peer companies, with the assistance of external advisers (but not by the Committee-appointed independent remuneration adviser).

As a consequence of considering the updated benchmarking, global market positioning and peer company relativities, a decision has been made that the following fees will increase with effect from 1 July 2023: the Chair fee and the Non-executive Directors base fee will rise by 5 per cent and the fees for the Senior Independent Director and Chair of the Risk and Audit Committee will rise by 10 per cent. This is the first increase in fees for the Chair and Non-executive Directors since 2011 (and reductions were made in 2015 and 2017). The increases are considered appropriate given current benchmarking and the increased expectations, accountabilities and workloads of each of the Chair and Non-executive Directors. Having conducted this review, it was determined that there was no change required to the fees for other Committee roles or other allowances.

The below table sets out the annualised total remuneration and total fixed fees for both FY2023 and FY2024 (including the increases from 1 July 2023). Non-executive Directors do not have any performance-based at-risk remuneration or receive any equity awards as part of their remuneration, therefore the totals shown below are total remuneration and total fixed fee.

Levels of fees and travel allowances for Non-executive Directors (in US$)	FY2023	FY2024
Base annual fee	160,000	168,000

Plus additional fees for:
Senior Independent Director	48,000	53,000

Committee Chair:
Risk and Audit	60,000	66,000
People and Remuneration	45,000	45,000
Sustainability	45,000	45,000
Nomination and Governance	No additional fee	No additional fee

Committee membership:
Risk and Audit	32,500	32,500
People and Remuneration	27,500	27,500
Sustainability	27,500	27,500
Nomination and Governance	18,000	18,000

Travel allowance:[1]
Less than 10 hours	7,000	7,000
10 hours or more	15,000	15,000

Chair’s fee	880,000	925,000

[1]

In relation to travel for Board and shareholder meetings, the time thresholds relate to a flight time in excess of three hours to travel to the meeting location (i.e. one way flight time). Only one travel allowance is paid per round trip.

5.    Statutory KMP remuneration and other disclosures

5.1    KMP remuneration table

The table below has been prepared in accordance with relevant accounting standards. Remuneration data for KMP are for the periods of FY2022 and FY2023 that they were KMP. More information on the framework and operation of each element of remuneration is provided earlier in this Report.

Share-based payments

The figures included in the shaded columns of the statutory table below for share-based payments were not actually provided to the Executive KMP, including the CEO, during FY2023 or FY2022. These amounts are calculated in accordance with accounting standards and are the amortised IFRS fair values at grant date of equity and equity-related instruments that have been granted to the executives. For information on awards that were allocated and vested during FY2023 and FY2022, refer to 5.2 Equity awards.

			Short-term benefits			Post- employment benefits	Share-based payments
US$(‘000)	Financial year	Base salary / fees[1]	Annual cash incentive[2]	Non-monetary benefits[3]	Other benefits[4]	Retirement benefits[5]	Value of CDP awards[2,6]	Value of LTIP awards[6]	Total
Executive Director
Mike Henry	FY2023	1,742	1,254	7	–	174	2,107	2,206	7,490
	FY2022	1,700	1,306	168	–	170	1,890	2,297	7,531
Other Executive KMP
Edgar Basto	FY2023	975	704	2	–	98	1,030	820	3,629
	FY2022	950	646	45	–	95	698	786	3,220
David Lamont	FY2023	975	733	15	–	98	960	608	3,389
	FY2022	950	730	37	300	95	615	1,754	4,481
Geraldine Slattery	FY2023	950	665	113	400	95	1,117	947	4,287
	FY2022	850	700	–	695	128	1,019	856	4,248
Ragnar Udd	FY2023	917	711	49	–	92	911	748	3,428
	FY2022	850	653	32	–	85	576	676	2,872

			Short-term benefits			Post- employment benefits	Share-based payments
US$(‘000)	Financial year	Base salary / fees[1]	Annual cash incentive[2]	Non-monetary benefits[3]	Other benefits[4]	Retirement benefits[5]	Value of CDP awards[2,6]	Value of LTIP awards[6]	Total
Non-executive Directors
Terry Bowen	FY2023	241	–	–	40	17	–	–	298
	FY2022	248	–	–	32	15	–	–	295
Malcolm Broomhead[7]	FY2023	61	–	–	15	6	–	–	82
	FY2022	165	–	–	31	12	–	–	208
Ian Cockerill	FY2023	208	–	–	106	12	–	–	326
	FY2022	233	–	–	61	–	–	–	294
Xiaoqun Clever	FY2023	181	–	–	79	12	–	–	272
	FY2022	193	–	–	18	–	–	–	211
Anita Frew[7]	FY2022	81	–	–	2	–	–	–	83
Gary Goldberg	FY2023	284	–	–	101	–	–	–	385
	FY2022	301	–	–	71	–	–	–	372
Michelle Hinchliffe[8]	FY2023	186	–	–	37	6	–	–	229
	FY2022	64	–	–	30	–	–	–	94
Susan Kilsby[7]	FY2022	69	–	–	16	–	–	–	85
Ken MacKenzie	FY2023	863	–	–	63	17	–	–	943
	FY2022	863	–	–	32	17	–	–	912
John Mogford[7]	FY2023	63	–	–	33	–	–	–	96
	FY2022	234	–	–	17	–	–	–	251
Christine O’Reilly	FY2023	268	–	–	55	–	–	–	323
	FY2022	276	–	–	32	–	–	–	308
Catherine Tanna[8]	FY2023	198	–	–	52	17	–	–	267
	FY2022	49	–	–	30	4	–	–	83
Dion Weisler	FY2023	198	–	–	55	17	–	–	270
	FY2022	191	–	–	32	14	–	–	237

[1]

Base salaries and fees shown in this table reflect the amounts paid over the 12-month period from 1 July 2022 to 30 June 2023 for each Executive KMP and Non-executive Director. In FY2023 the Executive KMP base salaries were increased from 1 September 2022 as follows: David Lamont’s to US$0.980 million, Edgar Basto’s to US$0.980 million, Ragnar Udd’s to US$0.930 million. Geraldine Slattery’s base salary increased to US$0.875 million from 1 September 2022 and she was then appointed as President Australia on 1 October 2022 on a base salary of US$0.980 million. In FY2023, the fees for the following Non-executive Directors include special exertion fees for additional services they performed in connection with the acquisition of OZ Minerals: Terry Bowen received an additional fee of US$20,000 as Chair of the Transaction Committee and Christine O’Reilly and Gary Goldberg received US$12,500 each and Malcolm Broomhead received US$8,500 as members of the Transaction Committee.

[2]

Annual cash incentive in this table is the cash portion of CDP awards each Executive KMP earned in respect of performance during each financial year. CDP is provided one-third in cash and two-thirds in deferred equity (which are included in the Share-based payments columns of the table). The cash portion of CDP awards is paid in September of the year following the relevant financial year. The minimum possible value awarded to each individual is nil and the maximum is 360 per cent of base salary (120 per cent in cash and 240 per cent in deferred equity). For FY2023, Executive KMP earned the following CDP awards as a percentage of the maximum (the remaining portion has been forfeited): Mike Henry 60 per cent, Edgar Basto 60 per cent, David Lamont 63 per cent, Geraldine Slattery 58 per cent, and Ragnar Udd 65 per cent.

[3]

Non-monetary benefits are non-pensionable and include items such as net leave accruals, private family health insurance, car parking, fringe benefits tax and personal tax return preparation in required countries.

[4]

Other benefits are non-pensionable and for FY2023 include a one-off relocation allowance (with no trailing entitlements) provided to Geraldine Slattery relating to her international relocation from the United States to Australia. For FY2022, other benefits include a sign-on award provided to David Lamont on commencement of employment; an encashment of annual leave entitlements under the US annual leave policy for Geraldine Slattery, together with a retention award for Geraldine to ensure her services were retained by BHP after the August 2021 announcement of the merger of the Petroleum business with Woodside. The majority of the amounts disclosed for benefits for Non-executive Directors are usually travel allowances (amounts of between US$nil and US$105,000 for FY2023) however, the COVID-19 pandemic restricted Non-executive Director travel during FY2022. For FY2023, amounts of between US$nil and US$3,000 are included in respect of tax return preparation; and amounts of between US$nil and US$1,400 are included in respect of the reimbursement of the tax cost associated with the provision of taxable benefits.

[5]

Retirement benefits for each Executive KMP in FY2022 and FY2023 were 10 per cent of base salary as per the remuneration framework, with the exception of the retirement benefits reported for Geraldine Slattery of 15 per cent of base salary for FY2022 in accordance with prior remuneration framework. Non-executive Director fees are inclusive of minimum superannuation contributions of up to 10.5 per cent of remuneration for FY2023 in accordance with Australian superannuation legislation. No other pension contributions were paid.

[6]	The IFRS fair value of CDP and LTIP awards is estimated at grant date. Refer to Financial Statements note 26 ‘Employee share ownership plans’.

[7]

The FY2023 remuneration for Malcolm Broomhead and John Mogford relates to part of the year only, as they retired from the Board on 10 November 2022 and 31 October 2022, respectively. The FY2022 remuneration for Anita Frew and Susan Kilsby relates to part of the year only, as they retired from the Board on 11 November 2021.

[8]	The FY2022 remuneration for Michelle Hinchliffe and Catherine Tanna relates to part of the year only, as they joined the Board on 1 March 2022 and 4 April 2022 respectively.

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

Approval from BHP’s shareholders for the issue of equity awards to the CEO under the CDP and LTIP was obtained under ASX Listing Rule 10.14 at the 2022 AGM.

DEP applies to awards provided to Executive KMP under the CDP and LTIP as detailed in 2 Executive KMP remuneration framework. No DEP is payable on MAP awards previously provided to Executive KMP.

Executive KMP received or will receive awards under the CDP and LTIP. The terms and conditions of CDP and LTIP awards, including the performance conditions, are described in 2 Executive KMP remuneration framework.

BHP senior management who are not KMP receive awards under the MAP. While no MAP awards were granted to Executive KMP after becoming KMP, as noted in the table below, Edgar Basto, Geraldine Slattery and Ragnar Udd still hold MAP awards that were allocated to them prior to commencing their Executive KMP service.

Award type	Date of grant	At 1 July 2022	Granted	Uplift[1]	Vested	Lapsed	At 30 June 2023	Award vesting date[2]	Market price on date of:		Gain on awards (‘000)[5]	DEP on awards (‘000)
									Grant[3]	Vesting[4]
Mike Henry
CDP	22-Nov-22	–	44,335	–	–	–	44,335	Aug 27	A$43.48	–	–	–
CDP	22-Nov-22	–	44,335	–	–	–	44,335	Aug 24	A$43.48	–	–	–
CDP	23-Nov-21	49,304	–	5,942	–	–	55,246	Aug 26	A$38.05	–	–	–
CDP	23-Nov-21	49,304	–	5,942	–	–	55,246	Aug 23	A$38.05	–	–	–
CDP	20-Oct-20	44,348	–	5,344	–	–	49,692	Aug 25	A$35.90	–	–	–
CDP	20-Oct-20	44,348	–	–	44,348	–	–	19 Aug 22	A$35.90	A$41.55	A$1,843	A$224
CDP	22-Nov-22	–	–	5,344	5,344	–	–	22 Nov 22	A$43.48	A$43.48	A$232	A$36
LTIP	22-Nov-22	–	118,853	–	–	–	118,853	Aug 27	A$43.48	–	–	–
LTIP	23-Nov-21	107,183	–	12,916	–	–	120,099	Aug 26	A$38.05	–	–	–
LTIP	20-Oct-20	140,239	–	16,899	–	–	157,138	Aug 25	A$35.90	–	–	–
LTIP	20-Nov-19	153,631	–	18,513	–	–	172,144	Aug 24	A$37.24	–	–	–
LTIP	18-Dec-18	172,413	–	20,776	–	–	193,189	Aug 23	A$33.50	–	–	–
LTIP	24-Nov-17	218,020	–	–	218,020	–	–	19 Aug 22	A$27.97	A$41.55	A$9,059	A$2,108
LTIP	22-Nov-22	–	–	26,272	26,272	–	–	22 Nov 22	A$43.48	A$43.48	A$1,142	A$300
Edgar Basto
CDP	22-Nov-22	–	21,936	–	–	–	21,936	Aug 27	A$43.48	–	–	–
CDP	22-Nov-22	–	21,936	–	–	–	21,936	Aug 24	A$43.48	–	–	–
CDP	23-Nov-21	30,604	–	–	–	–	30,604	Aug 26	A$38.05	–	–	–
CDP	23-Nov-21	30,604	–	–	–	–	30,604	Aug 23	A$38.05	–	–	–
LTIP	22-Nov-22	–	58,237	–	–	–	58,237	Aug 27	A$43.48	–	–	–
LTIP	23-Nov-21	58,725	–	–	–	–	58,725	Aug 26	A$38.05	–	–	–
LTIP	20-Oct-20	76,835	–	–	–	–	76,835	Aug 25	A$35.90	–	–	–
MAP	19-May-20	31,649	–	–	–	–	31,649	Aug 24	A$35.05	–	–	–
MAP	19-May-20	31,649	–	–	–	–	31,649	Aug 23	A$35.05	–	–	–
MAP	25-Sep-19	31,649	–	–	31,649	–	–	19 Aug 22	A$36.53	A$41.55	A$1,315	–

Award type	Date of grant	At 1 July 2022	Granted	Uplift[1]	Vested	Lapsed	At 30 June 2023	Award vesting date[2]	Market price on date of:		Gain on awards (‘000)[5]	DEP on awards (‘000)
									Grant[3]	Vesting[4]
David Lamont
Performance shares[6]	1-Dec-20	86,279	–	–	69,023	17,256	–	19 Aug 22	A$38.56	A$41.55	A$2,868	A$311
CDP	22-Nov-22	–	24,775	–	–	–	24,775	Aug 27	A$43.48	–	–	–
CDP	22-Nov-22	–	24,775	–	–	–	24,775	Aug 24	A$43.48	–	–	–
CDP	23-Nov-21	18,009	–	–	–	–	18,009	Aug 26	A$38.05	–	–	–
CDP	23-Nov-21	18,009	–	–	–	–	18,009	Aug 23	A$38.05	–	–	–
LTIP	22-Nov-22	–	58,237	–	–	–	58,237	Aug 27	A$43.48	–	–	–
LTIP	23-Nov-21	58,725	–	–	–	–	58,725	Aug 26	A$38.05	–	–	–
LTIP	1-Dec-20	76,835	–	–	–	–	76,835	Aug 25	A$38.56	–	–	–
Geraldine Slattery
CDP	22-Nov-22	–	23,784	–	–	–	23,784	Aug 27	A$43.48	–	–	–
CDP	22-Nov-22	–	23,784	–	–	–	23,784	Aug 24	A$43.48	–	–	–
CDP	23-Nov-21	28,258	–	–	–	–	28,258	Aug 26	A$38.05	–	–	–
CDP	23-Nov-21	28,258	–	–	–	–	28,258	Aug 23	A$38.05	–	–	–
CDP	20-Oct-20	28,562	–	–	–	–	28,562	Aug 25	A$35.90	–	–	–
CDP	20-Oct-20	28,562	–	–	28,562	–	–	19 Aug 22	A$35.90	A$41.55	A$1,187	A$145
LTIP	22-Nov-22	–	58,237	–	–	–	58,237	Aug 27	A$43.48	–	–	–
LTIP	23-Nov-21	52,543	–	–	–	–	52,543	Aug 26	A$38.05	–	–	–
LTIP	20-Oct-20	60,660	–	–	–	–	60,660	Aug 25	A$35.90	–	–	–
LTIP	20-Nov-19	117,371	–	–	–	–	117,371	Aug 24	A$37.24	–	–	–
MAP	21-Feb-19	31,965	–	–	–	–	31,965	Aug 23	A$34.83	–	–	–
MAP	21-Feb-19	31,965	–	–	31,965	–	–	19 Aug 22	A$34.83	A$41.55	A$1,328	–
Ragnar Udd
CDP	22-Nov-22	–	22,167	–	–	–	22,167	Aug 27	A$43.48	–	–	–
CDP	22-Nov-22	–	22,167	–	–	–	22,167	Aug 24	A$43.48	–	–	–
CDP	23-Nov-21	18,415	–	–	–	–	18,415	Aug 26	A$38.05	–	–	–
CDP	23-Nov-21	18,415	–	–	–	–	18,415	Aug 23	A$38.05	–	–	–
LTIP	22-Nov-22	–	55,266	–	–	–	55,266	Aug 27	A$43.48	–	–	–
LTIP	23-Nov-21	52,543	–	–	–	–	52,543	Aug 26	A$38.05	–	–	–
LTIP	2-Nov-20	68,748	–	–	–	–	68,748	Aug 25	A$33.81	–	–	–
MAP	21-Aug-20	23,790	–	–	–	–	23,790	Aug 24	A$38.36	–	–	–
MAP	21-Aug-20	23,790	–	–	–	–	23,790	Aug 23	A$38.36	–	–	–
MAP	25-Sep-19	23,790	–	–	23,790	–	–	19 Aug 22	A$36.53	A$41.55	A$989	–

[1]

Uplift awards granted as a consequence of the merger of the Petroleum business with Woodside. Uplift awards for the CEO were granted on 22 November 2022 following the approval at the 2022 AGM and for other Executive KMP were granted on 17 June 2022.

[2]

Where the vesting date is not yet known, the estimated vesting month is shown. Where awards lapse, the lapse date is shown. If the vesting conditions are met, awards will vest on or as soon as practicable after the first non-prohibited period date occurring after 30 June of the preceding year of vest. The year of vesting is the second (CDP two-year awards), third (MAP), fourth (MAP) or fifth (MAP, CDP five-year awards and LTIP) financial year after grant. All awards are conditional awards and have no exercise period, exercise price or expiry date; instead ordinary fully paid shares are automatically delivered upon the vesting conditions being met. Where vesting conditions are not met, the conditional awards will immediately lapse.

[3]

The market price shown is the closing price of BHP shares on the relevant date of grant. No price is payable by the individual to receive a grant of awards. The IFRS fair value of the CDP and LTIP awards granted in FY2023 at the grant date of 22 November 2022 are as follows: CDP – A$43.48 and LTIP – A$30.44.

[4]	The market price shown is the closing price of BHP shares on the relevant date of vest.

[5]

The gain on awards is calculated using the market price on date of vesting or exercise (as applicable) less any exercise price payable. The amounts that vested and were lapsed for the awards during FY2023 are as follows: CDP – 100 per cent vested; LTIP – 100 per cent vested; MAP – 100 per cent vested. The gain on the uplift award granted to the CEO in November 2022 was calculated using the market price on 22 November 2022.

[6]

Sign-on performance shares granted on employment as a consequence of forfeiting shares from prior employment with CSL. In FY2022 the Committee exercised its discretion and determined to vest 80 per cent or 69,023 performance shares. The amount not vested was lapsed. A holding lock applies to the vested shares until August 2023.

5.3    Estimated value range of equity awards

The current face value (and estimate of the maximum possible total value) of equity awards allocated during FY2023 and yet to vest are the awards as set out in the previous table multiplied by the current share price of BHP Group Limited. The minimum possible total value of the awards is nil. The actual value that may be received by participants in the future cannot be determined as it is dependent on and therefore fluctuates with the share price of BHP Group Limited at the date that any particular award vests or is exercised.

Five-year share price, dividend and earnings history

The table below provides the five-year share price history for BHP Group Limited, history of dividends paid and the Group’s earnings.

	FY2023	FY2022		FY2021	FY2020	FY2019
Share price at beginning of year (A$)	40.05	48.22		35.82	41.68	33.60
Share price at end of year (A$)	44.99	41.25		48.57	35.82	41.16
Dividends paid (A$)	3.92	10.18	[1]	2.07	2.13	3.08	[2]
Attributable profit (US$ million, as reported)	12,921	30,900		11,304	7,956	8,306

1.	The FY2022 dividends paid includes A$5.38 in respect of the in-specie dividend associated with the merger of the Petroleum business with Woodside.

2.	The FY2019 dividends paid includes A$1.41 in respect of the special dividend associated with the divestment of Onshore US.

The highest and lowest closing share price during FY2023 were A$49.95 and A$36.10 respectively.

5.4    Ordinary shareholdings and transactions

The number of ordinary shares in BHP Group Limited held directly, indirectly or beneficially, by each individual (including shares held in the name of all close members of the Director’s or Executive KMP’s family and entities over which either the Director or Executive KMP or the family member has, directly or indirectly, control, joint control or significant influence) is shown below. No shares are held nominally by any KMP or their related parties. These are ordinary shares held without performance conditions or restrictions and are included in MSR calculations for each individual.

	Held at 1 July 2022	Purchased	Received as remuneration[1]	Sold	Held at 30 June 2023
Mike Henry	521,592	–	293,984	138,358	677,218
Edgar Basto	130,038	–	31,649	14,881	146,806
David Lamont	6,345	–	79,890	–	86,235
Geraldine Slattery2 3	127,382	–	60,527	23,821	164,088
Ragnar Udd	118,955	–	23,790	11,186	131,559
Terry Bowen	11,000	–	–	–	11,000
Malcolm Broomhead[4]	19,000	–	–	–	19,000
Xiaoqun Clever	8,000	539	–	–	8,539
Ian Cockerill	14,299	–	–	–	14,299
Gary Goldberg[2]	12,000	4,000	–	–	16,000
Michelle Hinchliffe	8,508	–	–	–	8,508
Ken MacKenzie	52,351	6,095	–	–	58,446
John Mogford[4]	13,938	–	–	–	13,938
Christine O’Reilly	9,420	–	–	–	9,420
Catherine Tanna	10,400	–	–	–	10,400
Dion Weisler	7,544	–	–	–	7,544

1	Includes DEP in the form of shares on equity awards vesting, where applicable, as disclosed in 5.2 Equity awards.

2	The following BHP Group Limited shares were held in the form of American Depositary Shares: 2,042 for Geraldine Slattery and 8,000 for Gary Goldberg.

3	The opening balance for Geraldine Slattery has been adjusted to include an additional 150 shares.

4	Shares shown as held by Malcolm Broomhead and John Mogford at 30 June 2023 are their balances at the date of their retirement from the Board on 10 November 2022 and 31 October 2022, respectively.

5.5    Prohibition on hedging of BHP shares and equity instruments

The Executive KMP may not use unvested BHP equity awards as collateral or hedge the value of any unvested BHP equity awards or the value of shares and securities held as part of meeting the MSR.

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

For FY2023:

•	The MSR for the CEO was five times annual pre-tax base salary. At the end of FY2023, the CEO met the MSR.

•

The MSR for other Executive KMP was three times annual pre-tax base salary. At the end of FY2023, the other Executive KMP met the MSR, except for David Lamont, as he was appointed as Executive KMP on 1 December 2020.

•	No Executive KMP sold or purchased shares during FY2023, other than sales to satisfy taxation obligations.

A two-year post-retirement shareholding requirement for the CEO applies from the date of retirement, which will be the lower of the CEO’s MSR or the CEO’s actual shareholding at the date of retirement.

Subject to securities dealing constraints, Non-executive Directors have agreed to apply at least 25 per cent of their remuneration (base fees plus Committee fees) to the purchase of BHP shares until they achieve an MSR equivalent in value to one year of remuneration (base fees plus Committee fees). Thereafter, they must maintain at least that level of shareholding throughout their tenure. At the end of FY2023, each Non-executive Director met the MSR.

5.7    Transactions with KMP

During the financial year, there were no transactions between the Group and its subsidiaries and KMP (including their related parties) (2022: US$ nil; 2021: US$ nil). There were no amounts payable by or loans with KMP (including their related parties) at 30 June 2023 (2022: US$ nil).

A number of KMP hold or have held positions in other companies (i.e. personally related entities) where it is considered they control or significantly influence the financial or operating policies of those entities. There have been no transactions with those entities and no amounts were owed by the Group to personally related entities or any other related parties (2022: US$ nil; 2021: US$ nil).

This Remuneration Report was approved by the Board on 22 August 2023 and signed on its behalf by:

/s/ Christine O’Reilly
Christine O’Reilly
Chair, People and Remuneration Committee
22 August 2023

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

Some information in this section has been presented on a Continuing operations basis to exclude the contribution from Discontinued operations.

Year ended 30 June US$M	2023	2022	2021	2020	2019
Consolidated Income Statement (Financial Statements 1.1)
Revenue	53,817	65,098	56,921	38,924	38,446
Profit from operations	22,932	34,106	25,515	13,683	13,629
Profit after taxation from Continuing operations	14,324	22,400	13,676	8,628	8,528
Profit/(loss) after taxation from Discontinued operations	–	10,655	(225)	108	657
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders (Attributable profit)	12,921	30,900	11,304	7,956	8,306
Profit after taxation from Continuing operations attributable to BHP shareholders	12,921	20,245	11,529	7,848	7,656
Dividends per ordinary share – paid during the period (US cents)	265.0	350.0	156.0	143.0	220.0
Dividends per ordinary share – determined in respect of the period (US cents)	170.0	325.0	301.0	120.0	235.0
In specie dividend on merger of Petroleum with Woodside (US cents)	–	386.4	–	–	–
Basic earnings per ordinary share (US cents)[1]	255.2	610.6	223.5	157.3	160.3
Diluted earnings per ordinary share (US cents)[1]	254.7	609.3	223.0	157.0	159.9
Basic earnings from Continuing operations per ordinary share (US cents)[1]	255.2	400.0	228.0	155.2	147.8
Diluted earnings from Continuing operations per ordinary share (US cents)[1]	254.7	399.2	227.5	154.8	147.4
Number of ordinary shares (million)[1]
– At period end	5,066	5,062	5,058	5,058	5,058
– Weighted average	5,064	5,061	5,057	5,057	5,180
– Diluted	5,073	5,071	5,068	5,069	5,193
Consolidated Balance Sheet (Financial Statements 1.3)[2]
Total assets	101,296	95,166	108,927	105,733	101,811
Net assets	48,530	48,766	55,605	52,175	51,753
Share capital (including share premium)	4,737	4,638	2,686	2,686	2,686
Total equity attributable to BHP shareholders	44,496	44,957	51,264	47,865	47,169
Consolidated Cash Flow Statement (Financial Statements 1.4)
Net operating cash flows[3]	18,701	32,174	27,234	15,706	17,871
Capital and exploration expenditure[4,5]	7,083	7,545	7,120	7,640	7,566
Other financial information (OFR 10)
Net debt[5]	11,166	333	4,121	12,044	9,446
Underlying attributable profit[5]	13,420	23,815	17,077	9,060	9,124
Underlying attributable profit – Continuing operations	13,420	21,319	16,985	8,948	8,431
Underlying EBITDA[5]	27,956	40,634	35,073	19,870	19,093
Underlying EBIT[5]	22,820	34,436	29,853	15,130	14,581
Underlying basic earnings per share (US cents)[5]	265.0	470.6	337.7	179.2	176.1
Underlying basic earnings per share – Continuing operations (US cents)	265.0	421.2	335.9	176.9	162.8
Underlying return on capital employed (per cent)[5]	28.8	48.7	32.5	16.9	16.0

1	For more information on earnings per share refer to Financial Statements note 7 ‘Earnings per share’.

2

The Consolidated Balance Sheet for comparative periods includes the associated assets and liabilities in relation to Petroleum (merger with Woodside in FY2022), BMC and Cerrejón (both disposed in FY2022) as IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ does not require the Consolidated Balance Sheet to be restated for comparative periods.

3

Net operating cash flows are after dividends received, net interest paid, proceeds and settlements of cash management related instruments, net taxation paid and includes Net operating cash flows from Discontinued operations.

4

Capital and exploration and evaluation expenditure is presented on a cash basis and represents purchases of property, plant and equipment plus exploration and evaluation expenditure from the Consolidated Cash Flow Statement and includes purchases of property, plant and equipment plus exploration and evaluation expenditure from Discontinued operations. For more information refer to Financial Statements note 28 ‘Discontinued operations’. Exploration and evaluation expenditure is capitalised in accordance with our accounting policies, as set out in Financial Statements note 11 ‘Property, plant and equipment’.

5

We use non-IFRS financial information to reflect the underlying performance of the Group. Underlying attributable profit, Underlying basic earnings per share and Underlying return on capital employed includes Continuing and Discontinued operations. Refer to OFR 10 for a reconciliation of non-IFRS financial information to their respective IFRS measure. Refer to OFR 10.1 for the definition and method of calculation of non-IFRS financial information. Refer to Financial Statements note 21 ‘Net debt’ for the composition of Net debt.

2    Information on mining operations

Minerals Australia

Iron ore mining operations

The following table contains additional details of our iron ore mining operations. This table should be read in conjunction with OFR 5.1 and the production table and reserves and resources tables in Additional information 4 and 5.

Mine & location

WAIO	Pilbara region, Western Australia Newman West (Mt Whaleback, Orebodies 29, 30, 31 and 35) Newman East (Orebodies 24, 25 and 32)
Mt Newman joint venture
Means of access	Private road Ore transported by Mt Newman JV-owned rail to Port Hedland (427 km)
Type and amount of ownership	BHP Minerals 85% Mitsui-ITOCHU Iron 10% ITOCHU Minerals and Energy of Australia 5%
Operator	BHP
Title, leases or options and acreage involved	Mineral lease granted and held under the Iron Ore (Mount Newman) Agreement Act 1964 expires in 2030 with right to successive renewals of 21 years each ML244SA – approximately 78,934 hectares
History and stage of property

Production stage

Production began at Mt Whaleback in 1969

Production from Orebodies 24, 25, 29, 30, 31, 32 and 35 complements production from Mt Whaleback

Production from Orebodies 31 and 32 started in 2015 and 2017 respectively

Mining at Orebody 18 ceased in 2020 after depletion

Mine type & mineralisation style	Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman and Marra Mamba; also present is iron-rich detrital material
Power source	Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with Alinta
Processing plants and other available facilities

Newman Hub: primary crusher, ore handling plant, heavy media beneficiation plant, stockyard blending facility, single cell rotary car dumper, train load out (nominal capacity 75 Mtpa)

Orebody 25 Ore processing plant (nominal capacity 12 Mtpa) ceased operation mid-FY2022

Key permit conditions

State Agreement contains conditions set by the Western Australian Government, including requirements for future development proposals; environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community plans/initiatives/investment requirements; payment of rent, taxes and government royalties

Tenements granted by the Western Australian Government under the Mining Act

Key permit conditions include resource reporting, environmental compliance and reporting, rehabilitation considerations and offset payments and payment of lease rentals and royalties

Registered Indigenous Land Use Agreements with conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, environment and consultation processes

Mine & location

WAIO	Pilbara region, Western Australia
Yandi joint venture
Means of access	Private road Ore transported by Mt Newman JV-owned rail to Port Hedland (316 km) Yandi JV’s railway spur links Yandi hub to Mt Newman JV main line
Type and amount of ownership	BHP Minerals 85% ITOCHU Minerals and Energy of Australia 8% Mitsui Iron Ore Corporation 7%
Operator	BHP
Title, leases or options and acreage involved	Mining lease granted pursuant to the Iron Ore (Marillana Creek) Agreement Act 1991 expires in 2033 with 1 renewal right to a further 21 years to 2054 M270SA – approximately 30,344 hectares
History and stage of property	Production stage Production began at the Yandi mine in 1992 Capacity of Yandi hub expanded between 1994 and 2013 Yandi commenced production ramp down activity in FY2022
Mine type & mineralisation style	Open-cut Channel iron deposits are Cainozoic fluvial sediments
Power source	Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with Alinta
Processing plants and other available facilities

2 primary crushers, 1 ore handling plant, stockyard blending facility and 1 train load out (nominal capacity 50 Mtpa)

Decommissioning of additional facilities, including 2 ore handling plants, 2 primary crushers and 1 train load out, is ongoing as part of planned ramp down activities

Key permit conditions

State Agreement contains conditions set by the Western Australian Government, including requirements for future development proposals; environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community plans/initiatives/investment requirements; payment of rent, taxes and government royalties

Tenements granted by the Western Australian Government under the Mining Act

Key permit conditions include resource reporting, environmental compliance and reporting, rehabilitation considerations and offset payments and payment of lease rentals, and royalties

Registered Indigenous Land Use Agreements with conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, environment and consultation processes

Mine & location

WAIO	Pilbara region, Western Australia Jimblebar Bill’s Hill, Eastern Syncline and Mt Helen (jointly called Western Ridge deposits)
Jimblebar operation*
Means of access

Private road

Jimblebar ore is transported via overland conveyor (12.4 km) and by Mt Newman JV-owned rail to Port Hedland (428 km)

The Western Ridge deposits are located close to Newman Operations and all production will be trucked and/or transported via overland conveyor

Type and amount of ownership

BHP Minerals 85%

ITOCHU Minerals and Energy of Australia 8%

Mitsui & Co. Iron Ore Exploration & Mining 7%

*Jimblebar is an ‘incorporated’ venture with the above companies holding A Class Shares with rights to certain parts of mining lease 266SA held by BHP Iron Ore (Jimblebar) Pty Ltd (BHPIOJ)

BHP Minerals holds 100% of the B Class Shares, which has rights to all other Jimblebar assets

Operator	BHP
Title, leases or options and acreage involved

Mining lease granted pursuant to the Iron Ore (McCamey’s Monster) Agreement Authorisation Act 1972 expires in 2030 with rights to successive renewals of 21 years each

M266SA – approximately 51,756 hectares

History and stage of property

Production stage

Production began in March 1989

From 2004, production was transferred to Wheelarra JV as part of the Wheelarra sublease agreement

This sublease agreement expired in March 2018

Ore was first produced from the newly commissioned Jimblebar Hub in late 2013

Jimblebar sells ore to the Newman JV proximate to the Jimblebar Hub

Production at Western Ridge commenced in FY2022

Mine type & mineralisation style	Open-cut Bedded ore types classified as per host Archaean or Proterozoic banded iron formation, which are Brockman and Marra Mamba; also present is iron rich detrital material
Power source	Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with Alinta
Processing plants and other available facilities

3 primary crushers, ore handling plant, train loadout, stockyard blending facility and supporting mining hub infrastructure (nominal capacity 71 Mtpa)

Production from the Western Ridge deposits will be processed through existing processing facility for Newman operations

Key permit conditions

State Agreement contains conditions set by the Western Australian Government, including requirements for future development proposals; environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community plans/initiatives/investment requirements; payment of rent, taxes and government royalties

Tenements granted by the Western Australian Government under the Mining Act

Key permit conditions include resource reporting, environmental compliance and reporting, rehabilitation considerations and offset payments and payment of lease rentals, and royalties

Registered Indigenous Land Use Agreement with conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, environment and consultation processes

Mine & location

WAIO	Pilbara region, Western Australia Yarrie Nimingarra Mining Area C South Flank
Mt Goldsworthy joint venture
Means of access

Private road

Yarrie and Nimingarra iron ore transported by Mt Goldsworthy JV-owned rail to Port Hedland (218 km)

Mining Area C iron ore transported by Mt Newman JV-owned rail to Port Hedland (360 km)

South Flank iron ore transported by overland conveyors (8–16 km) to the Mining Area C processing hub

Mt Goldsworthy JV railway spur links Mining Area C and South Flank to Yandi JV’s railway spur

Type and amount of ownership	BHP Minerals 85% Mitsui Iron Ore Corporation 7% ITOCHU Minerals and Energy of Australia 8%
Operator	BHP
Title, leases or options and acreage involved

1 mineral lease and 1 mining lease both granted pursuant to the Iron Ore (Goldsworthy – Nimingarra) Agreement Act 1972, expire in 2035, with rights to successive renewals of 21 years each. ML251SA and M263SA – approximately 15,623 hectares

A number of smaller mining leases granted under the Mining Act 1978 expire in 2026 with rights to successive renewals of 21 years. 5 leases – approximately 2,999 hectares

3 mineral leases granted under the Iron Ore (Mount Goldsworthy) Agreement Act 1964, which expire 2028, with rights to successive renewals of 21 years each

ML235SA, ML249SA and ML281SA – approximately 91,124 hectares

History and stage of property

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

Mine type & mineralisation style

Mining Area C, South Flank, Yarrie and Nimingarra are open-cut

Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman, Marra Mamba and Nimingarra; also present is iron-rich detrital material

Power source

Power for Yarrie and Shay Gap is supplied by their own small diesel generating stations

Power for all remaining mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas-fired Yarnima power station

Power consumed in port operations is supplied via a contract with Alinta

Processing plants and other available facilities

Mining Area C: 2 primary crushers, 2 ore handling plants, stockyard blending facility and train load out (nominal capacity 64 Mtpa)

South Flank: 2 primary crushers, 1 ore handling plant, stockyard and blending facility and train load out (nominal capacity 80 Mtpa)

Key permit conditions

State Agreements contain conditions set by the Western Australian Government, including requirements for future development proposals; environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community plans/initiatives/investment requirements; payment of rent, taxes and government royalties

Tenements granted by the Western Australian Government under the Mining Act

Key permit conditions include resource reporting, environmental compliance and reporting, rehabilitation considerations and offset payments and payment of lease rentals and royalties

Registered Indigenous Land Use Agreements with conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, environment and consultation processes

Mine & location

WAIO	Pilbara region, Western Australia
POSMAC joint venture
Means of access

Private road

POSMAC JV sells ore to Mt Goldsworthy JV at Mining Area C

Ore is transported via Mt Goldsworthy JV-owned rail and Mt Newman JV-owned rail to Port Hedland

Mt Goldsworthy JV railway spur links Mining Area C to Yandi JV’s railway spur

Type and amount of ownership	BHP Minerals 65% ITOCHU Minerals and Energy of Australia 8% Mitsui Iron Ore Corporation 7% POS-Ore 20%
Operator	BHP
Title, leases or options and acreage involved	Sublease over part of Mt Goldsworthy Mining Area C mineral lease that expires on the earlier of termination of the mineral lease or the end of the POSMAC JV ML281SA – approximately 56,335 hectares
History and stage of property	Production stage Production commenced in October 2003 POSMAC JV sells all ore to Mt Goldsworthy JV at Mining Area C
Mine type & mineralisation style	Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which is Marra Mamba
Power source	Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with Alinta
Processing plants and other available facilities	POSMAC sells all ore to Mt Goldsworthy JV, which is then processed at Mining Area C
Key permit conditions	Key permit conditions of POSMAC joint venture are captured within the Mount Goldsworthy joint venture key permit conditions outlined above

Coal mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 5.1 and the production table and reserves and resources tables in Additional information 4 and 5.

Mine & location

BHP Mitsubishi Alliance	Bowen Basin, Queensland, Australia Goonyella Riverside Broadmeadow Daunia Caval Ridge Peak Downs Saraji Blackwater and Saraji South mines
Central Queensland Coal Associates joint venture
Means of access	Public road Coal transported by rail to Hay Point, Gladstone, Dalrymple Bay and Abbot Point ports Distances between the mines and port are between 160 km and 315 km
Type and amount of ownership	BHP 50% Mitsubishi Development 50%
Operator	BMA
Title, leases or options and acreage involved

Mining leases, including undeveloped tenements, have expiry dates ranging up to 2043, renewable for further periods as Queensland Government legislation allows

Approximately 125,100 hectares

Mining is permitted to continue under the legislation during the renewal application period

All required renewal applications were lodged and pending a decision from the Minister

History and stage of property

Production stage

Goonyella mine commenced in 1971, merged with adjoining Riverside mine in 1989

Operates as Goonyella Riverside

Production commenced at:

Peak Downs in 1972

Saraji in 1974

Norwich Park in 1979

Blackwater in 1967

Broadmeadow (longwall operations) in 2005

Daunia in 2013

Caval Ridge in 2014

Production at Saraji South (formerly Norwich Park) ceased in May 2012. Since October 2022, limited product has been sourced from Saraji South for processing at Saraji

Mine type & mineralisation style

All open-cut except Broadmeadow (longwall underground)

Bituminous coal is mined from the Permian Moranbah and Rangal Coal measures

Products range from premium-quality, low-volatile, high-vitrinite hard coking coal to medium-volatile hard coking coal, to weak coking coal, some pulverised coal injection (PCI) coal and medium ash thermal coal as a secondary product

Power source	Queensland electricity grid connection is under long-term contracts and energy purchased via Retail Agreements
Processing plants and other available facilities	On-site beneficiation processing facilities Combined nominal capacity in excess of 67 Mtpa
Key permit conditions	Key permit conditions are contained in the various legislation set by the Queensland Government and include conditions relating to carrying out works in accordance with the environmental authority and approved development plans, payment of rents, reporting and payment of royalties. Mining leases granted under the Central Queensland Coal Associates Agreement Act 1968 place an extraction cap of 1,860 Mt

Mine & location

New South Wales Energy Coal	Approximately 126 km northwest of Newcastle, New South Wales, Australia
Mt Arthur Coal
Means of access	Public road Export coal transported by third-party rail to Newcastle port
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved

Current Development Consent expires in 2026

Mt Arthur Coal Mine (MAC) continues to work on obtaining new State and Commonwealth approvals to continue open-cut mining at MAC beyond 30 June 2026

MAC holds 10 mining leases, 2 subleases and 2 exploration licences

MAC’s primary mining lease (ML 1487) was granted for a further 21-year term from June 2022

Total mining leases approximately 8,750 hectares

History and stage of property

Production stage

Production commenced in 2002

Approval to expand mining granted in 2010 with an additional area also granted by an approval modification in 2014

Domestic sales ceased during FY2020 with conveyor to Bayswater and Liddell Power Stations decommissioned

On 16 June 2022, BHP announced the decision to cease mining at the asset by the end of FY2030

Mine type & mineralisation style	Open-cut Produces a medium rank bituminous thermal coal
Power source	New South Wales electricity grid connection under a deemed long-term contract and energy purchased via a Retail Agreement
Processing plants and other available facilities	Beneficiation facilities: coal handling, preparation, washing plants Nominal capacity in excess of 23 Mtpa
Key permit conditions	The project approval contains key conditions: (i) it requires MAC to be operated generally in accordance with the environmental assessment; and (ii) permits extraction of up to 36 Mtpa of run of mine coal from underground and open-cut operations, with open-cut extraction limited to 32 Mtpa

Nickel mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 5.1 and the production table and reserves and resources tables in Additional information 4 and 5.

Mine & location

Nickel West	450 km north of Kalgoorlie, Western Australia Mt Keith Mine Mt Keith Satellite Mine (Yakabindie)
Mt Keith mine and concentrator
Means of access	Private road Nickel concentrate transported by road to Leinster for drying and on-shipping
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved

Mining leases granted by Western Australian Government

Key leases expire between 2029 and 2036

First renewal of 21 years is as a right. Further renewals at government discretion

Mt Keith mining leases approximately 9,240 hectares

Mt Keith satellite mining leases approximately 3,835 hectares

History and stage of property

Production stage

Commissioned in 1995 by WMC

Acquired in 2005 as part of WMC acquisition

Mt Keith Satellite Mine contains 2 open-pit mines: Six Mile Well in full production and Goliath currently being pre-stripped

Mine type & mineralisation style	Open-cut Disseminated textured magmatic nickel-sulphide mineralisation associated with a metamorphosed ultramafic intrusion
Power source	On-site third-party gas-fired turbines with backup from diesel engine generation Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts
Processing plants and other available facilities	Concentration plant with a nominal capacity of 11 Mtpa of ore
Key permit conditions	Use of the land for the purposes set out by the Western Australian Government under granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local governments; compliance with environmental regulations and mine closure requirements and other reporting obligations. Existing mining operations are also subject to an Indigenous Land Use Agreement (ILUA), which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections

Mine & location

Nickel West	375 km north of Kalgoorlie, Western Australia Venus sub-level caving operation B11 block caving operation Camelot open-pit mine Rocky’s Reward open-pit mine
Leinster mine complex and concentrator
Means of access	Public road Nickel concentrate shipped by road and rail to Kalgoorlie Nickel Smelter
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved

Mining leases granted by Western Australian Government

Key leases expire between 2025 and 2040

Renewals of principal mineral lease in accordance with State Agreement ratified by the Nickel (Agnew) Agreement Act 1974

Leinster mining leases approximately 6,325 hectares

Camelot mining leases approximately 2,353 hectares

History and stage of property

Production stage

Production commenced in 1979

Acquired in 2005 as part of WMC acquisition

Leinster underground ceased operations in 2013 and recommenced operations in 2016 with Venus sub-level cave now in operation and B11 block cave developing its undercut and draw points

Rocky’s Reward open-pit mine ceased mining in 2021

Mine type & mineralisation style	Open-cut and underground Steeply dipping disseminated and massive textured nickel-sulphide mineralisation associated with metamorphosed ultramafic lava flows and intrusions
Power source	On-site third-party gas-fired turbines with back up from diesel engine generation Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts
Processing plants and other available facilities	Concentration plant with a nominal capacity of 3 Mtpa of ore
Key permit conditions	Use of the land for the purposes set out by the Western Australian Government in the Nickel (Agnew) Agreement Act 1974 and other Nickel West granted tenements broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to Western Australian Government; rates to relevant local governments; compliance with environmental regulations and mine closure requirements and other reporting obligations. Existing mining operations are also subject to an Indigenous Land Use Agreement (ILUA), which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections

Mine & location

Nickel West	450 km north of Kalgoorlie, Western Australia
Cliffs mine
Means of access	Private road Nickel ore transported by road to Leinster or Mt Keith for further processing
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved

Mining leases granted by Western Australian Government

Key leases expire between 2025 and 2028

First renewal of 21 years is as of right. Further renewals at government discretion

Mining leases approximately 2,675 hectares

History and stage of property	Production stage Production commenced in 2008 Acquired in 2005 as part of WMC acquisition
Mine type & mineralisation style	Underground Steeply dipping massive textured nickel-sulphide mineralisation associated with metamorphosed ultramafic lava flows
Power source	Supplied from Mt Keith
Processing plants and other available facilities	Mine site
Key permit conditions	Use of the land for the purposes set out by the Western Australian Government under granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local government; compliance with environmental regulations and mine closure requirements and other reporting obligations. Existing mining operations are also subject to an Indigenous Land Use Agreement (ILUA), which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections

Mine & location

West Musgrave Projects	Musgrave Province, Western Australia
Means of access	Public road
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved

The Project is to develop two copper and nickel deposits (Babel pit and Nebo pit) within the West Musgrave Ranges of Western Australia

M69/149, L69/56, L69/57 and L69/44

Development Envelope of 20,852 hectares

History and stage of property

Scoping studies completed in 2017

Pre-feasibility study completed by OZ Minerals and Cassini Resources Ltd in 2020

Acquired by OZ Minerals in October 2020

Final investment decision in September 2022

Acquired in 2023 as part of OZ Minerals acquisition

Project stage

Mine type & mineralisation style	Open-pit (still in project stage) Magmatic nickel and copper sulphide
Power source	Long-term power expected to be delivered by an off-grid hybrid power system (wind, solar, battery and thermal generation)
Processing plants and other available facilities	Crushing, vertical roller mill, flotation producing separate nickel and copper concentrates (still in project stage)
Key permit conditions

All key regulatory approvals in place and a Land access agreement signed with the Ngaanyatjarra people to develop two copper and nickel deposits (Babel pit and Nebo pit) within the West Musgrave Ranges (including mining, accommodation, an airstrip and processing facilities)

There are a number of strict conditions on cultural heritage, flora and fauna, inland waters and greenhouse gas, including:

•  no more than 3,830 hectares clearing of native vegetation

•  achieving net zero greenhouse gas emissions by 2040, including up to 60 megawatt (instantaneous load requirement) of fossil fuel electricity generation with the remainder of the power supply to be generated through solar or wind electricity generation

•  abstraction of up to 7.5 gigalitres of groundwater per annum

•  compliance with the Cultural Heritage Management Plan, including no direct disturbance of the ethnographic exclusion zones

Nickel smelters, refineries and processing plants

Smelter, refinery or processing plant

Nickel West	56 km south of Kalgoorlie, Western Australia
Kambalda nickel concentrator
Ownership	BHP 100%
Operator	BHP
Title, leases or options	Mineral leases granted by Western Australian Government Key leases expire in 2028 Mining leases approximately 242 hectares
Key permit conditions	Use of the land for the purposes set out by the Western Australian Government under granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local government; compliance with environmental regulations and mine closure requirements and other reporting obligations
Product	Concentrate containing approximately 13% nickel
Power source	On-site third-party gas-fired turbines supplemented by access to grid power Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts
Nominal production capacity	1.6 Mtpa ore Nickel sourced through ore tolling and concentrate purchase arrangements with third parties in Kambalda and outer regions
Nickel West	Kalgoorlie, Western Australia
Kalgoorlie nickel smelter
Ownership	BHP 100%
Operator	BHP
Title, leases or options	Freehold title over the property
Key permit conditions
Product	Matte containing approximately 65% nickel
Power source	On-site third-party gas-fired turbines supplemented by access to grid power Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts
Nominal production capacity	110 ktpa nickel metal in matte

Smelter, refinery or processing plant

Nickel West	30 km south of Perth, Western Australia
Kwinana nickel refinery
Ownership	BHP 100%
Operator	BHP
Title, leases or options	Freehold title over the property
Key permit conditions
Product

London Metal Exchange grade nickel briquettes, nickel powder

Also intermediate products, including copper sulphide, cobalt-nickel-sulphide, ammonium sulphate

Nickel sulphate containing approximately 22% nickel

Power source	Power is sourced from the local grid, which is supplied under a retail contract, supplemented by a Power Purchase Agreement with Merredin Solar Farm for 50% of its output
Nominal production capacity	82.5 ktpa nickel metal in powder, briquettes and nickel sulphate (with approval to increase up to 90 ktpa) 99 kt–100 kt nickel sulphate (approximately 22 kt–24 kt nickel)

Copper South Australia

Copper mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 5.1 and 5.2, and the production table and reserves and resources tables in Additional information 4 and 5.

Mine & location

Olympic Dam	560 km northwest of Adelaide, South Australia
Means of access	Public road Copper cathode trucked to ports Uranium oxide transported by road to ports Gold bullion transported by road and plane
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	Mining lease granted by South Australian Government expires in 2036. Approximately 17,788 hectares Right of extension for 50 years (subject to remaining mine life)
History and stage of property

Production stage

Acquired in 2005 as part of Western Mining Corporation (WMC) acquisition

Copper production began in 1988

Nominal milling capacity raised to 9 Mtpa in 1999

Optimisation project completed in 2002

New copper solvent extraction plant commissioned in 2004

Major smelter maintenance campaigns completed in 2017 and 2022

Mine type & mineralisation style	Underground Large poly-metallic deposit of iron oxide-copper-uranium-gold mineralisation

Power source

Electricity transmitted via BHP’s 275 kV power line from Port Augusta and ElectraNet’s system upstream of Port Augusta

Power is sourced from the local grid, which is supplied under a retail contract, currently supplemented by Power Purchase Agreement with Iberdrola

Processing plants and other available facilities

Underground automated train and trucking network feeding crushing, storage and ore hoisting facilities

2 grinding circuits

Nominal milling capacity of 11 Mtpa

Flash furnace produces copper anodes, which are then refined to produce copper cathodes

Electrowon copper cathode and uranium oxide concentrate produced by leaching and solvent extracting flotation tailings

Gold cyanide leach circuit and gold room producing gold bullion

Key permit conditions	The Roxby Downs (Indenture Ratification) Act 1982 (Indenture Act) applies to Olympic Dam’s operations. It contains conditions from the South Australian Government, including relating to the protection and management of the environment; water; closure and rehabilitation considerations; local procurement and community plans/initiatives/project commitments; and payment of royalties. Olympic Dam also holds other relevant approvals and tenements granted by the South Australian Government, including under the SA Mining Act

Mine & location

Carrapateena	The Gawler Craton, South Australia, approximately 160 km north of Port Augusta
Means of access	60 km private access road Copper concentrate trucked to ports
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved

The Carrapateena Project holds a Mining Lease (ML 6471) and five Miscellaneous Purposes Licences (MPL 149, 152, 153, 154 and 156), which were granted by the South Australian Government and expire in 2039, with the exception of MPL 149 which expires in 2038

Approximately 44,163 hectares in size across all six tenements

An application for tenement extensions can be made within six months of the tenement expiry date

History and stage of property

2011 – OZ Minerals acquired Carrapateena exploration project

2014 – Pre-feasibility study completed

2016 – Carrapateena scoping study completed

2016 – Partnering agreement between OZ Minerals and Kokatha Aboriginal Corporation signed

2017 – Feasibility study updated

2017 – Works on enabling infrastructure commenced

2018 – Project approvals completed

2018 – Construction commenced

2019 – Construction completed

2019 – First saleable concentrate produced

2019 – Block Cave expansion pre-feasibility study commenced

2020 – 4.25 Mtpa ramp up achieved

2020 – Block Cave expansion pre-feasibility study completed

2020 – Block Cave expansion approved

2020 – New 270 km transmission line to Prominent Hill via Carrapateena commissioned

2020 – Early works on Western Access Road commenced

2021 – Block Cave expansion early works underway

2022 – Cave propagated to surface

Mine type & mineralisation style	Underground Iron oxide copper gold deposit
Power source	Electricity transmitted via private power line operated under a Build Own Operate Maintain (BOOM) agreement with Electranet Energy purchased via Retail Agreement
Processing plants and other available facilities	Conventional crushing, grinding and flotation on mine site
Key permit conditions

The Mining Act 1971 (Mining Act) and associated Mining Regulations 2020 apply to the Carrapateena Project. Each tenement document (either ML or MPL) in conjunction with the operation’s Program for Environment Protection and Rehabilitation (PEPR) outlines the conditions from the South Australian Government that must be complied with including those relating to the protection and management of the environment, water, closure and rehabilitation

The Carrapateena Project is also approved by the Federal Government under the Environment Protection and Biodiversity Conservation Act 1999 (EPBC Act) and as such has further conditions regarding nationally threatened flora and fauna species

Mine & location

Prominent Hill	650 km northwest of Adelaide, 130 km southeast of the town of Coober Pedy
Means of access	Mine access road (45 km off Stuart Highway) Copper concentrate (containing gold and silver) trucked to Wirrida Railway siding via dedicated Concentrate Export Road
Type and amount of ownership	BHP 100%
Operator	Underground mining services – Byrnecut Processing and others – BHP
Title, leases or options and acreage involved

Mining lease ML 6288 granted by South Australian Government expires in August 2041.

Miscellaneous purpose licences (MPL 81, 82, 83, 84, 91, 93, 94 96, 97, 101, 112 to 117 and 119 to 122) and extractive mineral leases (EML 6234, 6236 to 6242, 6278 to 6296, 6299 to 6301)

Approximately 11.4 hectares

History and stage of property

2009 – Malu open-pit mine commissioned

2012 – Ankata underground mine expansion commissioned

2015 – Malu underground mine expansion commissioned

2017 – Expansion of the underground operation with new northern decline (Liru)

2018 – Malu open-pit mine safely closed after more than 100 Mt of ore was mined over 10 years

2019 – Underground ramp up to 4.0 Mt

2019 – Prominent Hill expansion study commenced

2021 – Wira Shaft Mine expansion investment approved

2022 – Decision to increase the electric hoisting shaft’s capacity from 6 Mtpa to 6.5 Mtpa

Mine type & mineralisation style	Underground Iron oxide copper gold deposit
Power source	SA power grid via a high voltage power transmission line operated under a Build Own Operate Maintain agreement Power purchased via Retail Agreement
Processing plants and other available facilities	Conventional crushing, semi-autogenous grinding (SAG) and ball mill grinding circuit and flotation processing plant on site Nameplate capacity of 10 Mtpa
Key permit conditions

MPEPR2022/137 Program for Environment Protection and Rehabilitation for Mineral Lease (ML) 6228 and Associated Extractive Minerals Leases and Miscellaneous Purpose Licences

Department for Environment and Water: Water Licences 396811 and 396809

Environment Protection Authority Licence 22764

Environment Protection Authority Licence 51429: Licence to Carry out Mining or Mineral Processing pursuant to Radiation Protection and Control Act 2021

Minerals Americas

Copper mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 5.3 and the production table and reserves and resources tables in Additional information 4 and 5.

Mine & location

Escondida	Atacama Desert 170 km southeast of Antofagasta, Chile
Means of access

Private road available for public use

Copper cathode transported by rail to ports at Antofagasta and Mejillones

Copper concentrate transported by Escondida-owned pipelines to its Coloso port facilities

Type and amount of ownership	BHP 57.5% Rio Tinto 30% JECO Corporation consortium comprising Mitsubishi, JX Nippon Mining and Metals 10% JECO 2 Ltd 2.5%
Operator	BHP
Title, leases or options and acreage involved	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees) Mining concessions (exploitation) approximately 380,000 hectares
History and stage of property

Production stage

Original construction completed and production commenced in 1990

Start of operations of the third concentrator plant in 2015

Inauguration of Escondida Water Supply desalination plant (CY2018) and its extension (CY2019)

Key permit conditions

Mining companies in Chile must obtain environmental approvals for their projects, issued by the Environmental Assessment Service (SEA), in order to operate

Depending on the particular characteristics and/or extension of the relevant project to be assessed, approvals can be obtained following a full Environmental Impact Study (EIA) or after a less complex Environmental Impact Declaration (DIA)

Mining companies must also pay a yearly fee for mining concession

Mine type & mineralisation style	2 open-cut pits: Escondida and Escondida Norte Escondida and Escondida Norte mineral deposits are adjacent but distinct supergene enriched porphyry copper deposits
Power source

Electricity sourced from 100% renewable sources

Renewable power purchase agreements (PPAs) signed in FY2020 commenced in FY2022 supplying 100% of Escondida electricity needs

Tamakaya SpA (100% owned by BHP), which generates power from the Kelar gas-fired power plant, provides energy and operational services to the market

Escondida-owned transmission lines connect to Chile’s northern power grid

Processing plants and other available facilities

Crushing facilities feed concentrator and leaching processes

3 concentrator plants produce copper concentrate from sulphide ore by flotation extraction process (by-products: gold and silver)

2 solvent extraction and electrowinning plants produce copper cathode

Nominal capacity: 422 ktpd (nominal milling capacity) and 350 ktpa copper cathode (nominal capacity of tank house)

2 x 168 km concentrate pipelines, 167 km water pipeline

Port facilities at Coloso, Antofagasta

Desalinated water plant (total water capacity of 3,800 litres per second)

Mine & location
Pampa Norte Spence	Atacama Desert 162 km northeast of Antofagasta, Chile
Means of access

Public road

Copper cathode transported by rail to ports at Mejillones and Antofagasta

Copper concentrate transported by rail or trucks to port in Mejillones

Molybdenum concentrate is transported by trucks

Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees) Mining concessions (exploitation): approximately 44,000 hectares
History and stage of property

Production stage

First copper produced in 2006

Spence Growth Option (i.e. new 95 ktpd copper concentrator and molybdenum plants) produced first copper in December 2020 and first molybdenum in April 2022

Key permit conditions

Mining companies in Chile must obtain environmental approvals for their projects, issued by the Environmental Assessment Service (SEA), in order to operate

Depending on the particular characteristics and/or extension of the relevant project to be assessed, approvals can be obtained following a full Environmental Impact Study (EIA) or after a less complex Environmental Impact Declaration (DIA)

Mining companies must also pay a yearly fee for mining concession

Mine type & mineralisation style

Open-cut

Enriched and oxidised porphyry copper deposit containing in situ copper oxide mineralisation that overlies a near-horizontal sequence of supergene sulphides, transitional sulphides and finally primary (hypogene) sulphide mineralisation

Power source	Spence-owned transmission lines connect to Chile’s northern power grid Electricity purchased from external vendors Renewable power purchase agreements signed in FY2020 commenced in FY2022

Processing plants and other available facilities

Crushing facilities feed concentrator and leaching processes

1 copper concentrator plant with 95 ktpd capacity (by-products: gold and silver), molybdenum plant and a 1,000 litres per second desalinated water plant under a Build, Own, Operate, Transfer (BOOT) agreement

Dynamic leach pads, solvent extraction and electrowinning plant

Nominal capacity of tank house: 200 ktpa copper cathode

Mine & location
Pampa Norte Cerro Colorado	Atacama Desert 120 km east of Iquique, Chile
Means of access	Public road Copper cathode trucked to port at Iquique
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved

Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees)

Current environmental licence expires at the end of CY2023

Mining concessions (exploitation): approximately 34,000 hectares

History and stage of property	Production stage Commercial production commenced in 1994 Expansions in 1996 and 1998
Key permit conditions

Mining companies in Chile must obtain environmental approvals for their projects, issued by the Environmental Assessment Service (SEA) in order to operate

Depending on the particular characteristics and/or extension of the relevant project to be assessed, approvals can be obtained following a full Environmental Impact Study (EIA), or after a less complex Environmental Impact Declaration (DIA)

Mining companies must also pay a yearly fee for mining concession

Mine type & mineralisation style

Open-cut

Enriched and oxidised porphyry copper deposit containing in situ copper oxide mineralisation that overlies a near-horizontal sequence of supergene sulphides, transitional sulphides and finally primary (hypogene) sulphide mineralisation

Power source	Electricity purchased from external vendors
Processing plants and other available facilities	Crushing facilities, dynamic leach pads, solvent extraction plant, electrowinning plant Nominal capacity of tank house: 130 ktpa copper cathode

Mine & location

Antamina	Andes mountain range Mine: San Marcos – Ancash, 270 km northeast of Lima Port: Huarmey – Ancash, 300 km north of Lima
Means of access	Public road Copper and zinc concentrates transported by Antamina-owned pipeline to its Punta Lobitos port Molybdenum and lead/bismuth concentrates transported by truck
Type and amount of ownership	BHP 33.75% Glencore 33.75% Teck 22.5% Mitsubishi 10%
Operator	Compañía Minera Antamina S.A.
Title, leases or options and acreage involved	Mining rights from Peruvian Government held indefinitely, subject to payment of annual fees and supply of information on investment and production Total acreage: approximately 6,600 hectares
History and stage of property	Production stage Commercial production commenced in 2001
Key permit conditions	In April 2022, Antamina submitted to Peruvian authorities an Environmental Impact Study Modification (MEIA), which would enable Antamina to extend its life from 2028 to 2036, maintaining annual production volumes within its current operational footprint
Mine type & mineralisation style	Open-cut Zoned porphyry and skarn deposit with central copper dominated ores and an outer band of copper-zinc dominated ores
Power source	Contracts with individual power producers
Processing plants and other available facilities	Primary crusher, concentrator, copper and zinc flotation circuits, bismuth/moly cleaning circuit Nominal milling capacity 145 ktpd 304 km concentrate pipeline Port facilities at Huarmey

Mine & location

Resolution	Superior/Project: Pinal – Arizona, 100 km east of Phoenix, United States
Means of access	Public road
Type and amount of ownership	BHP 45% Rio Tinto 55% (operator)
Operator	Resolution Copper Mining LLC
Title, leases or options and acreage involved	Private land, patented and unpatented mining claims Total acreage: approximately 46,000 acres
History and stage of property

Exploration stage

The Resolution deposit is within the footprint of and adjacent to the historical Magma Copper Mine

The Resolution Non-Operated Joint Venture (NOJV) was formed in 2004 with Rio Tinto as operator

Key permit conditions

The Resolution Copper Project is subject to a federal permitting process pursuant to the National Environmental Policy Act (NEPA) and other US legislation, including requirements for consultation, coordination and collaboration with Native American Tribes

The NEPA process is led by the US Forest Service

The Resolution Copper Project is also required to obtain several state and local permits, including air quality and groundwater protection permits

Mine type & mineralisation style	Underground Porphyry copper and molybdenum deposit
Power source	115 kV power lines to East and West Plant sites with supply contract with Salt River Project
Processing plants and other available facilities	Water treatment and reverse osmosis plant, two active underground shafts with associated support infrastructure, including hoisting, ventilation and cooling, and a rail corridor connecting the site to the national rail network

Iron ore mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 5.3 and the production table and reserves and resources tables in Additional information 4 and 5.

Mine & location

Samarco	Southeast Brazil Samarco Mine: Mariana – Minas Gerais, 130 km southeast of Belo Horizonte Port: Anchieta – Espírito Santo, 520 km east of Belo Horizonte
Means of access	Public road Iron ore pellets exported via Samarco port facilities – Ubu Port
Type and amount of ownership	BHP Brasil 50% Vale S.A. 50%
Operator	Samarco Mineração S.A.
Title, leases or options and acreage involved

Mining concessions granted by Brazilian Government subject to compliance with the mine plan

Samarco recommenced iron ore pellet production in December 2020, having met licensing requirements to restart operations at its Germano complex in Minas Gerais and its Ubu complex in Espírito Santo

Mining rights for approximately 1,605 hectares

History and stage of property

Production stage

Production began at Germano mine in 1977 and at Alegria complex in 1992

Second pellet plant built in 1997

Third pellet plant, second concentrator and second pipeline built in 2008

Fourth pellet plant, third concentrator and third pipeline built in 2014

Key permit conditions

Samarco has an operating licence (LOC – Corrective Operating License) obtained for the return of operations

For the continuity of operations, it has a long-term licensing plan that includes expansion of the mining area and new structures for the disposal of waste and tailings

Mine type & mineralisation style	Open-cut Itabirites (metamorphic quartz-hematite rock) and friable hematite ores
Power source	Samarco holds interests in 2 hydroelectric power plants, which supply part of its electricity
Processing plants and other available facilities

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

Mine & location

Jansen Stage 1 (under construction)	Province of Saskatchewan, approximately 150 km east of Saskatoon, Canada
Means of access	Public road Muriate of Potash (MOP) to be transported by rail to the port at Westshore Terminal in Delta, British Columbia, Canada
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	The total area of the Jansen lease is approximately 1,156 square km All surface lands have been acquired
History and stage of property	Development stage Stage 1 is currently under construction
Key permit conditions

The Jansen Project received Ministerial approval under the Saskatchewan Environmental Assessment Act

Following approval, various federal, provincial and municipal permits have been or will be obtained for construction and operation of facilities

Mine type & mineralisation style

Underground

The Lower Patience Lake (LPL) sub-member is the potash horizon targeted for Jansen. The LPL sub-member is composed of sylvite (KCl), halite (NaCl) with variable amounts of disseminated insoluble and clay seams

Power source	Permanent power supply to be constructed
Processing plants and other available facilities	Mill, buildings and other facilities and infrastructure are planned to be constructed All piling activities for the mill and storage facilities were completed during FY2023

Mine & location

Pedra Branca	Água Azul do Norte, Pará Approximately 160 km from Marabá and 900 km from Belém in the state of Pará, Brazil
Means of access	Public road From Água Azul to Parauapebas from highway (PA 150) to be transported by train to the port of Itaqui in São Luiz, state of Maranhão, Brazil
Type and amount of ownership	BHP 100%
Operator	OZ Minerals Brasil
Title, leases or options and acreage involved	The property belongs to OZ Minerals Brasil
History and stage of property

2018 – OZ Minerals acquired mine operator Avanco Resources – including projects in the Carajás Copper Region and the Gurupi Greenstone Belt

2019 – Construction commenced

2020 – First developmental ore sent to Antas for processing

2021 – Commencement of underground mining

2022 – Ramped up to full production

Key permit conditions

The closure plan to be updated in accordance with requirement from ANM (n° 68/2021) when the life of mine changes

Annual environmental report (RIAA) required to be submitted in accordance with the activities developed for the mine production

Mine type & mineralisation style

Underground

Pedra Branca iron oxide copper gold deposit is hosted within the Carajás Mineral Province, which is located in the southern part of the Amazon Craton. Locally the craton is overlain by metavolcanic-sedimentary units of the Rio Novo Group and the 2.76 Ga Itacaiúnas Supergroup. The Itacaiúnas Supergroup hosts all the known Carajás iron oxide copper gold deposits and is thought to have been deposited in a marine rift environment

Power source	2.4 MW required to operate mine coming from power lines from north of state (Tucurui hydroelectric plant). The expansion required is in progress with new lines to achieve 7 MW
Processing plants and other available facilities	Plant capacity is 1 Mtpa and the tailings are deposited in the exhausted mine Mill, buildings and other facilities and infrastructure are in the Curionopolis district

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

For a reconciliation of non-IFRS financial information to respective IFRS measures and an explanation as to the use of Underlying EBITDA in assessing our performance refer to OFR 10.

For the definition and method of calculation of non-IFRS financial information refer to OFR 10.1.

For more information as to the statutory determination of our reportable segments refer to Financial Statements note 1 ‘Segment reporting’.

Year ended 30 June 2023 US$M	Revenue[2]	Underlying EBITDA[3]	Underlying EBIT[3]	Exceptional items[4]	Net operating assets[3]	Capital expenditure	Exploration gross	Exploration to profit
Copper
Escondida	8,847	4,934	4,070		12,207	1,351
Pampa Norte[5]	2,491	754	244		4,487	647
Antamina[6]	1,468	998	824		1,430	374
Copper South Australia[7]	2,806	703	251		15,782	641
Other[6]	20	(209)	(228)		636	59

Total Copper from Group production	15,632	7,180	5,161	471	34,542	3,072

Third-party products	1,863	18	18	–	–	–

Total Copper	17,495	7,198	5,179	471	34,542	3,072	151	148

Adjustment for equity accounted investments[6]	(1,468)	(545)	(369)	–	–	(374)	(6)	(3)

Total Copper statutory result	16,027	6,653	4,810	471	34,542	2,698	145	145

Iron Ore
Western Australia Iron Ore	24,678	16,660	14,663		20,438	1,956
Samarco[8]	–	–	–		(3,695)	–
Other	113	33	9		(100)	10

Total Iron Ore from Group production	24,791	16,693	14,672	(295)	16,643	1,966

Third-party products	21	(1)	(1)	–	–	–

Total Iron Ore	24,812	16,692	14,671	(295)	16,643	1,966	96	52

Adjustment for equity accounted investments	–	–	–	–	–	–	–	–

Total Iron Ore statutory result	24,812	16,692	14,671	(295)	16,643	1,966	96	52

Coal
BHP Mitsubishi Alliance	7,652	3,197	2,572		7,545	488
New South Wales Energy Coal[9]	3,455	1,953	1,868		(243)	156
Other	–	(39)	(57)		(36)	13

Total Coal from Group production	11,107	5,111	4,383	–	7,266	657

Third-party products	–	–	–	–	–	–

Total Coal	11,107	5,111	4,383	–	7,266	657	13	6

Adjustment for equity accounted investments[9]	(149)	(113)	(88)	–	–	–	–	–

Total Coal statutory result	10,958	4,998	4,295	–	7,266	657	13	6

Group and unallocated items
Potash	–	(205)	(207)		4,469	647	1	1
Nickel West	2,009	164	57		1,189	637	52	48
Other[10]	11	(346)	(806)		(229)	128	43	42

Total Group and unallocated items	2,020	(387)	(956)	(64)	5,429	1,412	96	91

Inter-segment adjustment	–	–	–	–	–	–	–	–

Total Group	53,817	27,956	22,820	112	63,880	6,733	350	294

Year ended 30 June 2022 US$M	Revenue[2]	Underlying EBITDA[3]	Underlying EBIT[3]	Exceptional items[4]	Net operating assets[3]	Capital expenditure	Exploration gross	Exploration to profit
Copper
Escondida	9,500	6,198	5,291		11,703	860
Pampa Norte[5]	2,670	1,363	470		4,543	673
Antamina[6]	1,777	1,289	1,143		1,306	323
Copper South Australia[7]	1,776	409	(12)		9,877	966
Other[6]	–	(157)	(173)		(9)	29

Total Copper from Group production	15,723	9,102	6,719	(81)	27,420	2,851

Third-party products	2,903	36	36	–	–	–

Total Copper	18,626	9,138	6,755	(81)	27,420	2,851	96	92

Adjustment for equity accounted investments[6]	(1,777)	(573)	(425)	–	–	(323)	(11)	(7)

Total Copper statutory result	16,849	8,565	6,330	(81)	27,420	2,528	85	85

Iron Ore
Western Australia Iron Ore	30,632	21,788	19,669		20,376	1,847
Samarco[8]	–	–	–		(3,433)	–
Other	116	(81)	(198)		(120)	1

Total Iron Ore from Group production	30,748	21,707	19,471	(648)	16,823	1,848

Third-party products	19	–	–	–	–	–

Total Iron Ore	30,767	21,707	19,471	(648)	16,823	1,848	95	54

Adjustment for equity accounted investments	–	–	–	–	–	–	–	–

Total Iron Ore statutory result	30,767	21,707	19,471	(648)	16,823	1,848	95	54

Coal
BHP Mitsubishi Alliance	10,254	6,335	5,708		7,802	491
New South Wales Energy Coal[9]	3,122	1,868	1,777		(121)	73
Other[11]	2,260	1,363	1,283		(31)	57

Total Coal from Group production	15,636	9,566	8,768	849	7,650	621

Third-party products	–	–	–	–	–	–

Total Coal	15,636	9,566	8,768	849	7,650	621	17	6

Adjustment for equity accounted investments[9]	(87)	(62)	(35)	–	–	–	–	–

Total Coal statutory result	15,549	9,504	8,733	849	7,650	621	17	6

Group and unallocated items
Potash	–	(147)	(149)		3,570	376	–	–
Nickel West	1,926	420	327		721	362	42	37
Other[10]	7	585	(276)		(1,746)	120	17	17

Total Group and unallocated items	1,933	858	(98)	(450)	2,545	858	59	54

Inter-segment adjustment	–	–	–	–	–	–	–	–

Total Group	65,098	40,634	34,436	(330)	54,438	5,855	256	199

1

Group profit before taxation comprised Underlying EBITDA, exceptional items, depreciation, amortisation and impairments of US$5,024 million (FY2022: US$6,528 million) and net finance costs of US$1,531 million (FY2022: US$969 million).

2	Total revenue from thermal coal sales, including BMA and NSWEC, was US$3,528 million (FY2022: US$3,559 million).

3	For more information on the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, refer to OFR 10.

4	Excludes exceptional items relating to Net finance costs US$452 million and Income tax expense US$266 million (FY2022: Net finance costs US$290 million and Income tax expense US$454 million).

5	Includes Spence and Cerro Colorado.

6

Antamina, SolGold and Resolution (the latter two included in Other) are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group’s share. Group and Copper level information is reported on a statutory basis which reflects the application of the equity accounting method in preparing the Group financial statements – in accordance with IFRS. Underlying EBITDA of the Group and the Copper segment, includes depreciation, amortisation and impairments (D&A), net finance costs and taxation expense of US$545 million (FY2022: US$573 million) related to equity accounted investments.

7

Includes Olympic Dam as well as Prominent Hill and Carrapateena which were acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd. Results of assets acquired as part of the acquisition of OZ Minerals Ltd are for the period from the date of acquisition.

8

Samarco is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Billiton Brasil Ltda’s share. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods.

9

Includes Newcastle Coal Infrastructure Group (NCIG) which is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Group’s share. Total Coal statutory result excludes contribution related to NCIG until future profits exceed accumulated losses.

10

Other includes functions, other unallocated operations including legacy assets, West Musgrave (acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd) and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments. Results of assets acquired as part of the acquisition of OZ Minerals Ltd are for the period from the date of acquisition.

11

The divestment of BHP’s 80 per cent interest in BMC was completed on 3 May 2022. The Group’s share of BMC revenue, Underlying EBITDA, D&A, Underlying EBIT and Capital expenditure has been presented within ‘Other’.

4    Production

The table below details our mineral and derivative product production for all operations for the three years ended 30 June 2023, 2022 and 2021. Unless otherwise stated, the production numbers represent our share of production and include BHP’s share of production from which profit is derived from our equity accounted investments. Production information for equity accounted investments is included to provide insight into the operational performance of these entities. For information on minerals pricing during the past three years refer to OFR 9.

	BHP interest %	BHP share of production[1] Year ended 30 June
		2023	2022	2021
Copper[2]
Payable metal in concentrate (kt)
Escondida, Chile[3]	57.5	832.7	802.6	871.7
Pampa Norte, Chile[4]	100	125.3	111.2	27.4
Copper South Australia, Australia[5]	100	19.9
Antamina, Peru[6]	33.75	138.4	149.9	144.0
Carajas, Brazil[7]	100	1.6

Total		1,117.9	1,063.7	1,043.1

Cathode (kt)
Escondida, Chile[3]	57.5	222.6	201.4	196.5
Pampa Norte, Chile[4]	100	163.5	170.0	190.8
Copper South Australia, Australia[5]	100	212.5	138.4	205.3

Total		598.6	509.8	592.6

Total copper (kt)		1,716.5	1,573.5	1,635.7

	BHP interest %	BHP share of production[1] Year ended 30 June
		2023	2022	2021
Lead
Payable metal in concentrate (t)
Antamina, Peru[6]	33.75	657	1,118	2,532

Total		657	1,118	2,532

Zinc
Payable metal in concentrate (t)
Antamina, Peru[6]	33.75	125,048	123,200	145,089

Total		125,048	123,200	145,089

Gold
Payable metal in concentrate (troy oz)
Escondida, Chile[3]	57.5	189,095	166,972	166,968
Pampa Norte, Chile[4]	100	26,811	28,870	4,728
Copper South Australia, Australia[5]	100	32,736
Carajas, Brazil[7]	100	1,153

Total		249,795	195,842	171,696

Refined gold (troy oz)
Copper South Australia, Australia[5]	100	186,029	119,517	145,998

Total		186,029	119,517	145,998

Total gold (troy oz)		435,824	315,359	317,694

Silver
Payable metal in concentrate (troy koz)
Escondida, Chile[3]	57.5	5,074	5,334	5,759
Pampa Norte, Chile[4]	100	1,318	1,011	214
Copper South Australia, Australia[5]	100	201
Antamina, Peru[6]	33.75	3,885	5,078	5,965

Total		10,478	11,423	11,938

Refined silver (troy koz)
Copper South Australia, Australia[5]	100	1,089	743	810

Total		1,089	743	810

Total silver (troy koz)		11,567	12,166	12,748

Uranium
Payable metal in concentrate (t)
Copper South Australia, Australia[5]	100	3,406	2,375	3,267

Total		3,406	2,375	3,267

Molybdenum
Payable metal in concentrate (t)
Pampa Norte, Chile[4]	100	990	71	–
Antamina, Peru[6]	33.75	1,172	798	863

Total		2,162	869	863

Iron Ore
Production (kt)[8]
Newman, Australia	85	56,945	57,041	63,221
Area C Joint Venture, Australia	85	107,375	94,431	52,386
Yandi Joint Venture, Australia	85	21,410	38,922	68,596
Jimblebar, Australia[9]	85	66,801	58,782	67,393
Total Western Australia Iron Ore		252,531	249,176	251,596
Samarco, Brazil[6]	50	4,512	4,071	1,938

Total iron ore		257,043	253,247	253,534

	BHP interest %	BHP share of production[1] Year ended 30 June
		2023	2022	2021
Metallurgical coal
Production (kt)[10]
Blackwater, Australia	50	5,055	5,834	6,224
Goonyella Riverside, Australia	50	8,310	8,360	9,448
Peak Downs, Australia	50	5,480	4,944	5,892
Saraji, Australia	50	4,596	4,614	4,489
Daunia, Australia	50	1,989	1,491	1,928
Caval Ridge, Australia	50	3,590	3,899	3,903
Total BHP Mitsubishi Alliance		29,020	29,142	31,884

South Walker Creek, Australia[11]	80	–	4,941	4,887

Poitrel, Australia[11]	80	–	2,981	3,854

Total BHP Mitsui Coal[11]		–	7,922	8,741

Total metallurgical coal		29,020	37,064	40,625

Energy coal
Production (kt)
New South Wales Energy Coal, Australia	100	14,172	13,701	14,326

Cerrejón, Colombia[6]	33.3	–	4,236	4,964

Total energy coal		14,172	17,937	19,290

Nickel
Saleable production (kt)
Nickel West, Australia[12]	100	80.0	76.8	89.0

Total		80.0	76.8	89.0

Cobalt
Saleable production (t)
Nickel West, Australia	100	752	632	988

Total		752	632	988

1	BHP share of production includes the Group’s share of production for which profit is derived from our equity accounted investments, unless otherwise stated.

2	Metal production is reported on the basis of payable metal.

3	Shown on 100 per cent basis. BHP interest in saleable production is 57.5 per cent.

4	Includes Spence and Cerro Colorado.

5	Includes Olympic Dam and two months of production from Prominent Hill and Carrapateena from 1 May 2023, following the acquisition of OZL on 2 May 2023.

6

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

7	Includes two months of production from 1 May 2023, following the acquisiton of OZL on 2 May 2023.

8	Iron ore production is reported on a wet tonnes basis.

9	Shown on 100 per cent basis. BHP interest in saleable production is 85 per cent.

10	Metallurgical coal production is reported on the basis of saleable product. Production figures may include some thermal coal.

11	Shown on 100 per cent basis. BHP completed the sale of its 80 per cent interest in BHP Mitsui Coal (BMC) on 3 May 2022. Production reported until 30 April 2022.

12	Nickel contained in matte and refined nickel metal, including briquette, powder, nickel sulphate and by-product streams.

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

To estimate mineral reserves, assumptions are required about a range of technical and economic factors, including quantities, qualities, production and processing techniques, recovery efficiency, production and transport costs, commodity supply and demand, commodity prices and exchange rates. Estimating the quantity and/or quality of mineral reserves requires the size, shape and depth of ore bodies to be determined by analysing geological data such as drilling samples and geophysical survey interpretations. Economic assumptions used to estimate reserves may change from period to period as additional technical, financial and operational data becomes available.

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

Presentation of mineral resources and mineral reserves

Mineral resources and mineral reserves are presented at the proportion attributable to our economic interest and represent estimates as at 30 June 2023. Mineral resources are presented exclusive of mineral reserves. The specific point of reference and commodity prices defining the mineral resources and mineral reserves estimates are provided in the footnotes associated with each of the mineral resources and mineral reserves tables. Quantities of mineral reserves and mineral resources are reported in million metric tonnes (Mt). Tonnes are reported as dry metric tonnes (unless otherwise stated). All tonnes and quality information have been rounded, small differences may be present in the totals. Refer to the Glossary for definitions of technical terms relating to mineral resources, mineral reserves, geology, mining or related matters and abbreviations.

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

A key difference in the estimation of our resources and reserves pursuant to the ASX listing rules and S-K 1300 are the economic inputs, commodity prices and cost assumptions. Estimates we report in accordance with the ASX listing rules are based on internally generated, projected long-term commodity prices and current operating costs or costs used in studies for development projects. Exception to this is the recently acquired deposits from OZ Minerals Limited, where the internally generated prices and costs of OZ Minerals Limited were used in the estimation of resources and reserves.

S-K 1300 requires mineral resources and mineral reserves estimates to be based on reasonable and justifiable commodity prices selected by a qualified person. Further, the prices must provide a reasonable basis for establishing the prospects of economic extraction for mineral resources and be the expected prices for mineral reserves. Since S-K 1300 requires the disclosure of the prices used in the estimation of mineral resources and mineral reserves, due to commercial sensitivity regarding the disclosure of our internally generated projected long-term commodity prices, estimates included in this report in accordance with S-K 1300 are based on historical average commodity prices. Our mineral resources are based on the third-quartile average monthly prices over the timeframe of 1 July 2019 to 30 June 2022, unless otherwise stated. Our mineral reserves are based on the second-quartile average monthly prices over the timeframe of 1 July 2019 to 30 June 2022, unless otherwise stated. Exceptions are described in the footnotes associated with each of the mineral resources or mineral reserves tables below.

Unless otherwise stated, the estimates included in this report in accordance with S-K 1300 are based on average costs over the timeframe of 1 July 2019 to 30 June 2022 for production-stage properties or, for development-stage properties, costs are determined from first principles.

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

Internal controls and assurance programs

We have internal controls over our mineral resources and mineral reserves estimation efforts that are designed to produce reasonable and reliable estimates aligned with industry practice and our regulatory reporting requirements. The governance for our estimation efforts is located at both the asset and the BHP Group level within our Resource Centre of Excellence, an internal assurance team independent of our qualified persons and BHP employees who are responsible for the estimations. The assets provide first line assurance on estimates through peer review and validation processes. The Resource Centre of Excellence is responsible for assurance over the processes implemented by the assets as they relate to mineral resources and mineral reserves estimations and the compiling of the mineral resources and mineral reserves estimates to be reported in accordance with S-K 1300.

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

Our internal controls for exploration data, as they relate to mineral resources and mineral reserves estimations are managed by our operating assets with assurance provided by the Resource Centre of Excellence, with exception to the newly acquired properties. These controls include, but are not limited to:

•	Documented procedures and standards defining minimum requirements on critical aspects to support exploration and resource development programs.

•	Peer review of data collection including staged sign off by reviewers.

•	Quality control checks on drill hole positions, collar and down hole surveys.

•	Geological logs verified by either peer review or cross validation from other data sources, such as, sample analysis, downhole geophysical logging, core photography or scanning technologies.

•	Sample security protocols at all stages of handling, from sample collection, transportation, preparation and analysis, including the storage of core or pulps post analysis.

•	Industry standard practices for sample analysis quality control. Insertion of standards, duplicates, and blanks into sample batches at a frequency to enable the assessment of analytical data quality.

•

Commercial or internal laboratories site inspected periodically and their internal quality control data is reviewed. From time to time a selection of samples are analysed at alternate laboratories to monitor laboratory performance.

•	Quality control data reviewed at regular intervals to verify deviations to enable timely remediation.

•

Quality assurance and quality control data validation and verification processes in place to support database integrity. This is based on automatic routines inbuilt into the geological databases. Inconsistencies are reviewed, verified and where required rectified by the responsible geologist.

•	Geological databases periodically audited from source data.

•	Geological data is stored on company servers and are routinely backed up.

•	Geological models, including interpretation and mineralisation domains, internally peer reviewed prior to estimation.

Our internal controls for mineral resources and mineral reserves estimations include, but are not limited to:

•

Source data review from database extracts, using exploratory data statistical analysis prior to use in the estimation of mineral resources. Identification of data to exclude, outliers and visual checks against estimation domains.

•	Peer reviews of the estimation inputs based on statistical studies and estimation parameters as applied in industry standard estimation software.

•	Visual and statistical validation of the estimates against source data and where available reconciliation to previous models, operational models and production data.

•	Peer review of the classification applied, considering quantitative measures and qualitative considerations.

•	Peer review of assumptions applied that convert resources to reserves.

•	Independent audits or reviews for new or materially changed mineral resources and mineral reserves.

Operating assets manage internal risk registers relating to uncertainties in the mineral resources and mineral reserves estimates to direct future work programs or estimation updates. These may include but are not limited to:

•	Areas of uncertainty in the estimates impacting local interpretations.

•	Bulk density assumptions, based on sample test work or operational results.

•	Metallurgical recovery assumptions, based on test work or plant performance.

•	Changes in commodity prices, costs and exchange rate assumptions.

•	Geotechnical and hydrogeological considerations impacting on underground or open cut mining assumptions.

•	Ore loss and dilution, mining selectivity and production rate assumptions.

•	Cut-off value changes to meet product specifications.

•	Changes in environmental, permitting and social license to operate assumptions.

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

•

Annual risk reviews are conducted with qualified persons and BHP employees on all mineral resources and mineral reserves to be reported. Including year on year change impact assessment, reconciliation performance metrics for the operating mines and control assessment for the estimation inputs. The information and supporting documentation is prepared by the applicable qualified persons relating to the estimates and is evaluated for compliance with BHP’s internal controls. Based on these reviews, recommendations of endorsement are provided to our senior management for the use and reporting of the mineral resources and mineral reserves estimates.

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

The BHP assets acquired through the acquisition of OZ Minerals Limited did not participate in the Resource Centre of Excellence annual risk reviews.

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

There are numerous uncertainties inherent in the estimation of mineral resources and mineral reserves. Areas of uncertainty that may materially impact our mineral resources or mineral reserves estimates may include, but are not limited to: (i) changes to long-term commodity prices, external market factors, foreign exchange rates and other economic assumptions; (ii) changes in geological interpretations of mineral deposits and geological modelling, including estimation input parameters and techniques; (iii) changes to metallurgical or process recovery assumptions which adversely affect the volume, grade or qualities of our commodities produced (for example, processing that results in higher deleterious elements that result in penalties) or other changes to mining method assumptions; (iv) changes to input assumptions used to derive the potentially mineable shapes applicable to the assumed underground or open pit mining methods used to constrain the estimates; (v) changes to life of mine or production rate assumptions; (vi) changes to dilution and mining recovery assumptions; (vii) changes to cut-off grades applied to the estimates; (viii) changes to geotechnical data, structures, rock mass strength, stress regime, hydrogeological, hydrothermal or geothermal factors; (ix) changes to infrastructure supporting the operations of or access to the applicable mine site; (x) changes to mineral, surface, water or other natural resources rights; (xi) changes to royalty, taxes, environmental, permitting and social license assumptions in the jurisdictions in which we operate; and (xii) changes in capital or operating costs.

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

Refer to “Forward-looking statements” and the risk factors set out in OFR 8.1 for other factors that may affect our mineral resources and mineral reserves estimates.

5.1    Copper

Mineral Resources

As at 30 June 2023

Copper[1,2]	Mining Method	Measured Mineral Resources					Indicated Mineral Resources					Measured + Indicated Mineral Resources					Inferred Mineral Resources
		Tonnage	Qualities				Tonnage	Qualities				Tonnage	Qualities				Tonnage	Qualities
		Mt	%Cu	g/tAu			Mt	%Cu	g/tAu			Mt	%Cu	g/tAu			Mt	%Cu	g/tAu
Chile
Escondida[3,4,5,6,7]
Oxide	OC	7.0	0.32	–	–	–	3.0	0.58	–	–	–	10	0.40	–	–	–	3.0	0.65	–	–	–
Mixed	OC	8.0	0.39	–	–	–	12	0.45	–	–	–	20	0.42	–	–	–	13	0.47	–	–	–
Sulphide	OC	885	0.57	–	–	–	724	0.50	–	–	–	1,610	0.54	–	–	–	5,880	0.53	–	–	–

Escondida Total		900	0.57	–	–	–	739	0.50	–	–	–	1,640	0.54	–	–	–	5,900	0.53	–	–	–

Pampa Norte[8]	OC	261	0.48	–	–	–	581	0.46	–	–	–	842	0.47	–	–	–	889	0.40	–	–	–
Brazil
Pedra Branca[9]	UG	0.8	1.46	0.43	–	–	3.3	1.59	0.42	–	–	4.1	1.56	0.42	–	–	5.2	1.48	0.37	–	–

Australia		Mt	%Cu	kg/tU3O8	g/tAu	g/tAg	Mt	%Cu	kg/tU3O8	g/tAu	g/tAg	Mt	%Cu	kg/tU3O8	g/tAu	g/tAg	Mt	%Cu	kg/tU3O8	g/tAu	g/tAg
Olympic Dam[10]	UG	493	1.32	0.38	0.56	2	408	1.30	0.36	0.46	2	901	1.31	0.37	0.51	2	200	1.41	0.40	0.62	3

		Mt	%Cu	g/tAu	g/tAg		Mt	%Cu	g/tAu	g/tAg		Mt	%Cu	g/tAu	g/tAg		Mt	%Cu	g/tAu	g/tAg
Copper South Australia[11]	UG	80	0.86	0.39	3	–	430	0.50	0.26	2	–	510	0.56	0.27	2	–	360	0.37	0.27	2	–

Peru		Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo
Antamina[12]	OC & UG	43	0.72	0.54	12	150	162	0.86	0.66	12	190	205	0.83	0.64	12	180	420	1.02	0.57	12	170

Total copper		1,780	0.78	–	–	–	2,320	0.66	–	–	–	4,100	0.71	–	–	–	7,770	0.56	–	–	–

[1]

Mineral resources are reported in accordance with S-K 1300 and are presented for the portion attributable to BHP’s economic interest. All tonnes and quality information have been rounded, small differences may be present in the totals.

[2]	Mineral resources are presented exclusive of mineral reserves.

[3]	Escondida, in which BHP has a 57.5% interest, is considered a material property for purposes of Item 1304 of S-K 1300.

[4]	Escondida point of reference for the mineral resources was mine gate.

[5]	Escondida mineral resources estimates were based on a copper price of US$4.29/lb.

[6]

Escondida mineral resources cut-off criteria used was Oxide ≥ 0.20% soluble Cu; Mixed ≥ 0.30% Cu; Sulphide ≥ 0.25% Cu for mineralisation assigned to be processed via leaching or ≥ 0.30% Cu for mineralisation assigned to be processed via the concentrator.

[7]	Escondida metallurgical recoveries were Oxide 62%; Mixed 42%; Sulphide 42% for material processed by leaching or 85% for material processed via the concentrator.

[8]

Pampa Norte, in which BHP has a 100% interest, includes Cerro Colorado and Spence deposits. The mineral resources estimates were based on a copper price of US$4.29/lb. The point of reference for the mineral resources was mine gate.

[9]

Pedra Branca mineral resources, in which BHP has a 100% interest, were based on a copper price of US$4.13/lb and gold price of US$1,650/oz. The point of reference for the mineral resources was in situ.

[10]

Olympic Dam mineral resources estimates, in which BHP has a 100% interest, were based on a copper price of US$4.29/lb, uranium oxide price of US$43.17/lb, gold price of US$1,852/troy oz and silver price of US$25.30/troy oz. The point of reference for the mineral resources was mine gate, ex-processing.

[11]

Copper South Australia, in which BHP has a 100% interest, includes Carrapateena and Prominent Hill deposits. The mineral resources estimates were based on a copper price of US$3.40/lb, gold price of US$1450/troy oz and silver price of US$19/troy oz. The point of reference for the mineral resources was in situ.

[12]

Antamina mineral resources estimates, in which BHP has a 33.75% interest, were based on a copper price of US$3.30/lb, zinc price of US$1.20/lb, silver price of US$24.50/troy oz and molybdenum price of US$13.10/lb. The point of reference for the mineral resources was in situ.

Mineral Reserves

As at 30 June 2023

Copper[1]	Mining Method	Proven Mineral Reserves					Probable Mineral Reserves					Total Mineral Reserves
		Tonnage	Qualities				Tonnage	Qualities				Tonnage	Qualities
		Mt	%Cu	g/tAu			Mt	%Cu	g/tAu			Mt	%Cu	g/tAu
Chile
Escondida[2,3,4,5,6]
Oxide	OC	60	0.51	–	–	–	21	0.51	–	–	–	82	0.51	–	–	–
Sulphide	OC	1,330	0.72	–	–	–	1,180	0.55	–	–	–	2,510	0.64	–	–	–
Sulphide Leach	OC	738	0.44	–	–	–	210	0.42	–	–	–	948	0.44	–	–	–

Escondida Total		2,130	0.62	–	–	–	1,410	0.53	–	–	–	3,540	0.58	–	–	–

Pampa Norte[7]	OC	768	0.50	–	–	–	456	0.47	–	–	–	1,220	0.49	–	–	–
Brazil
Pedra Branca[8]	UG	0.6	1.66	0.49	–	–	2.8	2.06	0.53	–	–	3.4	1.99	0.52	–	–

Australia		Mt	%Cu	kg/tU3O8	g/tAu	g/tAg	Mt	%Cu	kg/tU3O8	g/tAu	g/tAg	Mt	%Cu	kg/tU3O8	g/tAu	g/tAg
Olympic Dam[9]	UG	297	1.94	0.59	0.74	4	282	1.72	0.56	0.60	4	579	1.83	0.58	0.67	4

		Mt	%Cu	g/tAu	g/tAg		Mt	%Cu	g/tAu	g/tAg		Mt	%Cu	g/tAu	g/tAg
Copper South Australia [10]	UG	25	1.19	0.56	3	–	172	1.15	0.54	4	–	196	1.16	0.55	4	–

Peru		Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo
Antamina[11]	OC	45	0.90	0.56	9	290	40	1.01	0.87	11	240	85	0.95	0.71	10	270

Total copper		3,270	0.72	–	–	–	2,360	0.72	–	–	–	5,620	0.72	–	–	–

[1]

Mineral reserves are reported in accordance with S-K 1300 and are presented for the portion attributable to BHP’s economic interest. All tonnes and quality information have been rounded, small differences may be present in the totals.

[2]	Escondida, in which BHP has a 57.5% interest, is considered a material property for purposes of Item 1304 of S-K 1300.

[3]	Escondida point of reference for the mineral reserves was mine gate.

[4]	Escondida mineral reserves estimates were based on a copper price of US$3.57/lb.
[5]

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

[6]	Escondida metallurgical recoveries for Oxide 62%; Sulphide Leach 42%; Sulphide 42% for material processed by leaching or 85% for material processed via the concentrator.

[7]

Pampa Norte, in which BHP has a 100% interest, includes Spence deposit. The mineral reserves estimates were based on a copper price of US$3.57/lb. The point of reference for the mineral reserves was mine gate.

[8]

Pedra Branca mineral reserves estimates, in which BHP has a 100% interest, were based on a copper price of US$4.13/lb and gold price of US$1,650/oz. The point of reference for the mineral reserves was mine gate.

[9]

Olympic Dam mineral reserves estimates, in which BHP has a 100% interest, were based on a copper price of US$3.57/lb, uranium oxide price of US$30.74/lb, gold price of US$1,797/troy oz and silver price of US$23.30/troy oz. The point of reference for the mineral reserves was mine gate, ex-processing.

[10]

Copper South Australia, in which BHP has a 100% interest, includes Carrapateena and Prominent Hill deposits. The mineral reserves estimates were based on a copper price of US$3.40/lb, gold price of US$1450/troy oz and silver price of US$19/troy oz. The point of reference for the mineral reserves was mine gate, ex-processing.

[11]

Antamina mineral reserves estimates, in which BHP has a 33.75% interest, were based on a copper price of US$3.30/lb, zinc price of US$1.10/lb, silver price of US$20.70/troy oz and molybdenum price of US$9.30/lb. The point of reference for the mineral reserves was delivery to processing plant.

5.2    Escondida individual property disclosure

5.2.1    Property description

Escondida copper mine (Escondida) is a production stage property operated by Minera Escondida Limitada (MEL) consisting of Escondida and Escondida Norte deposits located in the Atacama Desert of northern Chile, approximately 170 km south-east of Antofagasta at an elevation of approximately 3,100 m above sea level.

The location of the operations centred upon the two pits are listed and shown below.

•	Escondida: Latitude 24°16’ S, Longitude 69° 04’ W

•	Escondida Norte: Latitude 24°13’ S, Longitude 69° 03’ W

5.2.2    Infrastructure

All required infrastructure supporting the current mine plan including roads, rail and port, power and water supply is in place. Access to the property is via a company maintained private road available for public use from Antofagasta. The city of Antofagasta is serviced by the regional airport.

The site infrastructure, centred on the two pits, includes three sulphide concentrator plants, two leaching process facilities, associated cathode production plant, tailings deposit, along with support and service facilities.

The nearby Coloso port facility receives copper concentrate via a pipeline from the mine site and processes this to a dry concentrate ready for stockpiling and loading via a dedicated concentrate ship loading facility. Both concentrate pipeline and port facilities are owned and operated by MEL.

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

The source of water for the mine, processing plants and supporting infrastructure is provided from two seawater desalination plants located at Punta Coloso, and pumping facilities to site via two pipelines. Water is recovered from the tailings dam for re-use in the concentrator plants.

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

Lease name	Registered tenement holder	Expiry date	Surface area (ha)	Annual rent and rate (UTM)[1]
Alexis 1/1424	Minera Escondida Ltda.	Permanent	7,059	705.9
Amelia 1/1049	Minera Escondida Ltda.	Permanent	5,235	523.5
Catita 1/376	Minera Escondida Ltda.	Permanent	1,732	173.2
Claudia 1/70	Minera Escondida Ltda.	Permanent	557	55.7
Colorado 501/977	Minera Escondida Ltda.	Permanent	2,385	238.5
Costa 1/1861	Minera Escondida Ltda.	Permanent	9,159	915.9
Donaldo 1/612	Minera Escondida Ltda.	Permanent	3,060	306.0
Ela 1/100	Minera Escondida Ltda.	Permanent	500	50.0
Gata 1 1/100	Minera Escondida Ltda.	Permanent	400	40.0
Gata 2 1/50	Minera Escondida Ltda.	Permanent	200	20.0
Guillermo 1/368	Minera Escondida Ltda.	Permanent	1,785	178.5
Hole 14	Minera Escondida Ltda.	Permanent	1	0.1
Naty 1/46	Minera Escondida Ltda.	Permanent	230	23.0
Paola 1/3000	Minera Escondida Ltda.	Permanent	15,000	1,500.0
Pista 1/22	Minera Escondida Ltda.	Permanent	22	2.2
Pistita 1/5	Minera Escondida Ltda.	Permanent	9	0.9
Ramón 1/640	Minera Escondida Ltda.	Permanent	3,200	320.0
Rola 1/1680	Minera Escondida Ltda.	Permanent	8,400	840.0

	Total		58,934	5,893.0

[1]

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

Infrastructure	Surface rights identifier[1]					Surface area (ha)
	Folio	Number	Year	Register	Regional office
Pits, waste dumps, leach pads, plants	619 V	964	1984	Hipotecas y Gravámenes	Bienes Raíces Antofagasta	22,084
Energy transmission lines, aqueducts, mineral pipelines, roads	1121 V	1117	2018	Hipotecas y Gravámenes	Bienes Raíces Antofagasta	26,988

[1]	As defined by Chilean legal requirements

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

Continuous resource definition activities are ongoing to upgrade mineral resources understanding to support the mine plans and to develop mineral reserves. These activities include drilling and in-pit mapping. Geological understanding of the two deposits is supported by a total of approximately 2,706 km of drilling undertaken in a total of approximately 8,720 drill holes.

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

5.2.7    Book value

The total book value for the Escondida property and its associated plant and equipment was US$11.1 billion as of 30 June 2023.

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

5.2.12    Changes to mineral resources and mineral reserves

Total mineral resources as at 30 June 2023 were 7,540Mt, compared to the previous year as at 30 June 2022 which were 7,020Mt, an increase of 7% (520Mt). The changes were mainly due to increase in commodity price.

Total mineral reserves as at 30 June 2023 were 3,540Mt, compared to the previous year as at 30 June 2022 which were 3,560Mt, a decrease of 1% (20Mt). The changes were mainly due to depletion and increases in operating costs, partially offset by increase in commodity price.

5.2.13     Material assumptions and criteria

Material assumptions in the estimation of mineral resources are:

•	Resources estimated using Ordinary Kriging

•	The sample data preparation including data capping

•	The pit optimisation used to determine the resources that have reasonable prospects of economic extraction

•	Commodity price

Material assumptions in the estimation of mineral reserves are:

•	The classified resource model

•	Variable cut-off grade strategy that maximises throughput for the concentrator, smelter and refinery

•	Mining dilution and mining recovery

•	Processing plant throughput and yields

•	The exchange rate

•	The geotechnical parameters

•	Commodity prices, operating and capital costs

Details of the material assumptions are described in the Technical Report Summary (effective 30 June 2022) filed as an exhibit to the Annual Report on Form 20-F for the year ended 30 June 2023, sections 11 Mineral Resource Estimates and 12 Mineral Reserve Estimates.

5.3     Iron ore

Mineral Resources

As at 30 June 2023

Iron ore[1,2]	Mining Method	Measured Mineral Resources						Indicated Mineral Resources						Measured + Indicated Mineral Resources						Inferred Mineral Resources
		Tonnage	Qualities					Tonnage	Qualities					Tonnage	Qualities					Tonnage	Qualities
		Mt	%Fe	%P	%SiO2	%Al2O3	%LOI	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI
Australia
WAIO[3,4,5,6,7,8]
Mt Newman	OC	250	61.3	0.10	3.2	2.2	6.2	890	59.8	0.13	4.8	2.7	6.3	1,140	60.1	0.12	4.4	2.6	6.3	2,340	59.7	0.12	4.8	2.6	6.5
Goldsworthy[9]	OC	140	57.2	0.13	7.6	3.3	6.7	510	59.0	0.08	6.1	3.0	5.9	650	58.6	0.09	6.4	3.1	6.1	3,900	60.0	0.10	5.1	2.3	6.2
Yandi	OC	360	58.4	0.11	4.6	2.3	8.9	1,290	59.4	0.14	4.5	2.3	7.5	1,660	59.2	0.13	4.5	2.3	7.8	1,910	57.9	0.13	5.5	2.6	8.2
Jimblebar	OC	140	57.9	0.14	6.6	3.8	5.9	450	60.2	0.14	4.5	3.0	5.6	590	59.7	0.14	5.0	3.2	5.7	240	58.4	0.10	6.0	3.4	6.2
BHP (Non-JV)[10]	OC	170	60.5	0.13	4.8	2.5	5.5	200	59.3	0.12	6.1	2.5	6.0	370	59.9	0.13	5.5	2.5	5.8	2,100	58.9	0.13	4.9	2.8	7.1

Total iron ore		1,060	59.2	0.12	5.0	2.6	7.0	3,350	59.5	0.13	4.9	2.6	6.6	4,400	59.4	0.13	4.9	2.6	6.7	10,490	59.3	0.12	5.1	2.6	6.8

[1]

Mineral resources are reported in accordance with S-K 1300 and are presented for the portion attributable to BHP’s economic interest in the respective joint venture. All tonnes and quality information have been rounded, small differences may be present in the totals.

[2]	Mineral resources are presented exclusive of mineral reserves.

[3]	WAIO is considered a material property for purposes of Item 1304 of S-K 1300. BHP interest is 85% for all joint ventures except BHP (Non-JV) where it is 100%.

[4]

Mineral resources qualities are presented as in situ mass percentage on a dry weight basis and tonnage as wet tonnes. Moisture content is based on deposit types, Brockman (BKM) – 3%; Marra Mamba (MM) – 4%; Channel Iron Deposit (CID) – 8% and Detrital Iron Deposits (DID) – 4%.

[5]	WAIO point of reference for the mineral resources was in situ.

[6]

Mineral resources estimates were based on an iron ore price of US$112/dmt for Platts 62% Fe Fines Index free on board (FOB) Port Hedland basis. Based on the median three-year monthly average price over a timeframe of 1 July 2019 to 30 June 2022.

[7]	Mineral resource estimates cut-off criteria was based on deposit types identified in the joint venture. These are BKM and MM 54% Fe; CID 52% Fe and DID 58% Fe and less than 6% Al2O3.

[8]	WAIO is predominantly a producer of direct shipping ore and the metallurgical recovery was assumed as 100% for the purpose of reporting all mineral resources.

[9]	Goldsworthy joint venture includes 1Mt measured + indicated and 1Mt of inferred mineral resources from the POSMAC joint venture that BHP has a 65% economic interest.

[10]	BHP (Non-JV) mineral resources are those that are wholly attributable to BHP.

Mineral Reserves

As at 30 June 2023

Iron ore[1]	Mining Method	Proven Mineral Reserves						Probable Mineral Reserves						Total Mineral Reserves
		Tonnage	Qualities					Tonnage	Qualities					Tonnage	Qualities
		Mt	%Fe	%P	%SiO2	%Al2O3	%LOI	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI	Mt	%Fe	%P	%SiO2	%Al2O3	%LOI
Australia
WAIO[2,3,4,5,6,7]
Mt Newman	OC	210	63.4	0.11	3.2	1.9	3.4	430	61.8	0.11	3.4	2.1	5.3	650	62.3	0.11	3.4	2.1	4.7
Goldsworthy[8]	OC	820	62.1	0.09	3.1	1.8	5.7	950	61.2	0.08	3.8	1.9	6.3	1,770	61.6	0.08	3.5	1.8	6.1
Jimblebar	OC	740	61.6	0.11	3.8	2.6	4.8	290	59.1	0.10	6.0	2.9	5.8	1,030	60.9	0.11	4.4	2.7	5.1

Total iron ore		1,770	62.1	0.10	3.4	2.1	5.1	1,670	61.0	0.09	4.1	2.1	6.0	3,440	61.5	0.10	3.8	2.1	5.5

[1]

Mineral reserves are reported in accordance with S-K 1300 and are presented for the portion attributable to BHP’s economic interest in the respective joint ventures. All tonnes and quality information have been rounded, small differences may be present in the totals.

[2]	WAIO is considered a material property for purposes of Item 1304 of S-K 1300. BHP interest is 85% for all joint ventures.

[3]

Mineral reserves qualities are presented as in situ mass percentage on a dry weight basis and tonnage as wet tonnes. Moisture content is based on deposit types, Brockman (BKM) – 3%; Marra Mamba (MM) – 4%; Channel Iron Deposit (CID) – 8% and Detrital Iron Deposits (DID) – 4%.

[4]	WAIO point of reference for the mineral reserves was as delivered to the ore handling/process plant.

[5]	Mineral reserves estimates were based on an iron ore price of US$112/dmt for Platts 62% Fe Fines Index and US$119/dmt for lump, both FOB Port Hedland basis.

[6]	WAIO joint ventures include Brockman (BKM) and Marra Mamba (MM) deposit types. All mineral reserves estimates applied a cut-off criteria of 58% Fe.

[7]

WAIO is predominantly a producer of direct shipping ore and the metallurgical recovery was assumed as 99% for Mt Newman and 100% for Goldsworthy and Jimblebar joint ventures for the purposes of reporting mineral reserves.

[8]	Goldsworthy joint venture includes 3Mt proven and 1Mt of probable mineral reserves from the POSMAC joint venture that BHP has a 65% economic interest.

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

5.4.3    Mineral tenure

BHP and its joint venture partners hold mineral rights in 68 mineral titles covering a total area of approximately 4,753 km2. Of this, approximately 2,678 km2 is contributed by eight mineral titles held pursuant to five State Agreement Acts of the state of Western Australia and the remaining area (2,075 km2) by 60 mineral titles held pursuant to the Mining Act, 1978 (Western Australia).

The five State Agreement Acts (incorporating agreements between BHP along with its joint venture partners and the state of Western Australia) are ratified by the parliament of Western Australia and provide WAIO long-term tenure security for mineral development. These acts and details of mining titles held pursuant to each State Agreement are provided in the list and table below.

1.	Iron Ore (Mount Newman) Agreement Act 1964 (WA) - ML244SA held by the Mount Newman Joint Venture.

2.	Iron Ore (Mount Goldsworthy) Agreement Act 1964 (WA) - ML235SA, ML249SA and ML281SA held by the Mount Goldsworthy Joint Venture.

3.	Iron Ore (Goldsworthy-Nimingarra) Agreement Act 1972 (WA) - M263SA and ML251SA held by the Mount Goldsworthy Joint Venture.

4.	Iron Ore (McCamey’s Monster) Agreement Authorisation Act 1972 (WA) - M266SA held by BHP Iron Ore (Jimblebar) Pty Ltd.

5.	Iron Ore (Marillana Creek) Agreement Act 1991 (WA) - M270SA held by the Yandi Joint Venture.

Lease number	Registered tenement holders1 / interest	Grant date	Expiry date[2]	Legal area (km2)	Rent and rate[4] (AUD$)
M263SA	BHP (85%), Itochu (8%), Mitsui (8%)	22/01/1989	21/09/2035	143.23	354,611.40
M266SA	BHPIOJ (100%) (3)	11/10/1988	10/10/2030	517.56	126,229.98
M270SA	BHP (85%), Itochu (8%), Mitsui (8%)	4/09/1991	3/09/2033	303.44	1,775,459.54
ML235SA	BHP (85%), Itochu (8%), Mitsui (8%)	5/08/1965	4/08/2028	41.42	4,936.72
ML244SA	BHP (85%), M-Itochu (10%), Itochu (5%)	7/04/1967	6/04/2030	789.34	119,248.05
ML249SA	BHP (85%), Itochu (8%), Mitsui (8%)	8/05/1974	4/08/2028	306.47	37,698.62
ML251SA	BHP (85%), Itochu (8%), Mitsui (8%)	22/09/1972	21/09/2035	13.00	7,719.00
ML281SA	BHP (85%), Itochu (8%), Mitsui (8%)	26/04/2002	4/08/2028	563.35	176,469.01

[1]

Full Legal entity names for the tenement holders are: (i) BHP: BHP Minerals Pty Ltd, (ii) Mitsui-Itochu: Mitsui-Itochu Iron Pty Ltd, (iii) Itochu: Itochu Minerals & Energy of Australia Pty Ltd and (iv) Mitsui: Mitsui Iron Ore Corporation Pty Ltd.

[2]

All State Agreement Act leases, except M270SA, have right to successive renewals of 21 years each. M270SA has right to only two renewals, each for 21 years ultimately expiring in 2054. The lease will then revert to Mining Act. BHP will need to engage with the State Government before the expiry to renegotiate the terms of the State Agreement.

[3]

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

[4]	Statutory Rents and Rates are payable annually to the State Government and the Local Government/Shire respectively.

As at 30 June 2023, all of WAIO’s mineral reserves and 86% of mineral resources (exclusive of mineral reserves) were located on the eight mineral titles held pursuant to the five State Agreement Acts. The remaining 14% of mineral resources are located across the 60 tenements held pursuant to the Mining Act. All mineral development and extraction activities are currently being undertaken only within tenements held pursuant to the State Agreement Acts. Activities within the Mining Act tenements are currently limited to exploration work aimed at defining mineral resources.

5.4.4    Registrant interest

In addition to being the majority owner of the property, BHP holds one royalty stream which entitles BHP to earn royalty income in relation to ore produced only from Mining Area C and South Flank. This royalty stream contributed 0.1% of free on board (FOB) revenue in FY2023.

5.4.5    Present condition of property

WAIO is a production-stage property with a large base of mineral reserves and mineral resources.

Exploration activities have been ongoing on the property since the 1960s. Drilling is the primary method for exploration and sampling. From the 1950s to December 2022, WAIO had completed over 149,000 exploration drill holes for a total of 11,742 km, including 8,594 km reverse circulation and 792 km diamond core drilling, across its tenements for the purpose of resource identification and definition. For the past 15 years, annually 400 to 600 km of drilling was carried out.

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

5.4.7    Book value

The total book value of the WAIO property and its associated plant and equipment was US$16.9 billion on equity ownership basis, as of 30 June 2023.

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

Brockman Iron Formation tends to have higher phosphorous and alumina concentration (both deleterious elements) with a lower loss-on ignition than the Marra Mamba Iron Formation. These compositional differences are one of reasons for dividing the ore by stratigraphy. The bedded iron deposits are further subdivided in terms of their genesis and mineralogy into hypogene martite-microplaty hematite and supergene martite-geothite ores.

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

5.4.12    Changes to mineral resources and mineral reserves

Total mineral resources as at 30 June 2023 were 14,890Mt compared to the previous year as at 30 June 2022 which were 14,810Mt, an increase of 1% (80Mt).

Total mineral reserves as at 30 June 2023 were 3,440Mt compared to the previous year as at 30 June 2022 which were 3,590Mt, a decrease of 4% (-150Mt). The changes were mainly due to depletion and increased costs.

5.4.13    Material assumptions and criteria

Mineral resources estimated for WAIO’s active mines and undeveloped deposits consider the following assumptions:

•	Resources estimated using ordinary kriging and inverse distance weighted methods.

•	Resources are reported exclusive of mineral reserves and are presented as in situ estimates.

•	Resources are reported on a wet tonnage basis for all deposit types associated with the joint ventures.

•	Standard open cut practices are assumed for all ore extraction.

•	Resources are excluded from reporting as appropriate for heritage, environmental, hydrological, tenure, and infrastructure purposes to minimise any potential impacts.

Mineral reserves are estimated for WAIO’s active mining areas and considers the following assumptions:

•	The latest and approved resource models and mineral resource estimates have been used for mine planning and conversion to mineral reserves by application of all relevant modifying factors.

•	The resource models are converted to mining models (WAIO equivalent of a “reserve” model) by regularising the resource model blocks to SMU-sized blocks

•	The average of the previous three years (FY2020 to FY2022) actual yearly operating and capital costs are used to estimate the cut-off grades and mineral reserves.

•	The median of the three-year trailing calendar monthly average iron ore prices from July 2019 to June 2022 are used to estimate the cut-off grades and mineral reserves.

•	Mineral reserves are estimated using conventional open-cut mining method involving drill and blast with load and haul activities.

•	Pit optimisations are completed to determine economic pit limits using industry standard Lerch-Grossman algorithm.

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

Details of the material assumptions are described in the Technical Report Summary (effective 30 June 2022) filed as an exhibit to the Annual Report on Form 20-F for the year ended 30 June 2023, sections 11 Mineral Resource Estimates, 12 Mineral Reserve Estimates, 13 Mining Methods, 14 Processing and Recovery Methods and 18 Capital and Operating Costs.

5.5    Metallurgical coal

Coal Resources1

As at 30 June 2023

		Measured Coal Resources				Indicated Coal Resources				Measured + Indicated Coal Resources				Inferred Coal Resources
Metallurgical coal[2,3]	Mining method	Tonnage Mt	%Ash	Qualities %VM	%S	Tonnage Mt	%Ash	Qualities %VM	%S	Tonnage Mt	%Ash	Qualities %VM	%S	Tonnage Mt	%Ash	Qualities %VM	%S
Australia
BMA[4,5,6]	OC & UG	1,172	9.5	19.7	0.57	737	9.7	20.5	0.61	1,909	9.5	20.0	0.58	751	9.8	22.4	0.58

Total metallurgical coal		1,172	9.5	19.7	0.57	737	9.7	20.5	0.61	1,909	9.5	20.0	0.58	751	9.8	22.4	0.58

[1]	Coal resources is used as an equivalent term to mineral resources.

[2]

Coal resources are reported in accordance with S-K 1300 and are presented for the portion attributable to BHP’s economic interest in the respective joint venture. All tonnes and quality information have been rounded, small differences may be present in the totals.

[3]	Coal resources are presented exclusive of coal reserves.

[4]	BMA mineral resources, in which BHP has a 50% interest, includes Goonyella Complex, Daunia, Caval Ridge, Peak Downs, Saraji, Saraji South and Blackwater deposits.

[5]	The point of reference for the coal resources tonnage estimates was in situ. Coal qualities are reported for a clean coal simulated product on an air-dried basis.

[6]

Coal resources estimates comprise 95% metallurgical and 5% thermal coal product categories. Coal resources were assessed for reasonable prospects of economic extraction. Coal resources prices used for each of the coal categories were hard coking coal US$342.75/t, soft coking coal US$216.50/t, pulverised coal injection (PCI) US$235.00/t and thermal coal US$170.25/t for optimisation studies.

Coal Reserves1

As at 30 June 2023

		Proven Coal Reserves	Probable Coal Reserves	Total Coal Reserves	Proven Marketable Coal Reserves				Probable Marketable Coal Reserves				Total Marketable Coal Reserves
Metallurgical coal[2]	Mining method	Tonnage Mt	Tonnage Mt	Tonnage Mt	Tonnage Mt	%Ash	Qualities %VM	%S	Tonnage Mt	%Ash	Qualities %VM	%S	Tonnage Mt	%Ash	Qualities %VM	%S
Australia
BMA[3,4,5,6]	OC & UG	813	142	955	533	9.8	21.2	0.57	86	10.1	22.9	0.63	619	9.9	21.5	0.57

Total metallurgical coal		813	142	955	533	9.8	21.2	0.57	86	10.1	22.9	0.63	619	9.9	21.5	0.57

[1]	Coal reserves is used as an equivalent term to mineral reserves.

[2]

Coal reserves are reported in accordance with S-K 1300 and presented for the portion attributable to BHP’s economic interest in the respective joint venture. All tonnes and quality information have been rounded, small differences may be present in the totals.

[3]	BMA mineral reserves, in which BHP has a 50% interest, includes Goonyella Complex, Daunia, Caval Ridge, Peak Downs, Saraji, Saraji South and Blackwater deposits.

[4]

Total coal reserves were at a 4% moisture content when mined. Total marketable reserves were at a product specification moisture content (9.5-10% Goonyella Complex; 9.5% Peak Downs; 10.5% Caval Ridge; 10.1% Saraji; 10-11% Saraji South; 7.5-11.5% Blackwater; 10-10.5% Daunia) and at an air-dried quality basis for sale after the beneficiation of the total coal reserves.

[5]	The point of reference for the coal reserves was delivery to the coal handling process plants.

[6]

Coal reserves estimates comprise 94% hard coking coal, 2% soft coking coal, 1% PCI and 3% thermal coal product categories. Coal reserves prices used for each of the coal categories were hard coking coal US$149.53/t, soft coking coal US$90.65/t, PCI US$104.12/t and thermal coal US$82.69/t.

5.6    Energy coal

Coal Resources1

As at 30 June 2023

		Measured Coal Resources					Indicated Coal Resources					Measured + Indicated Coal Resources					Inferred Coal Resources
Energy coal[2,3]	Mining Method	Tonnage Mt	%Ash	Qualities %VM	%S	Kcal/kg CV	Tonnage Mt	%Ash	Qualities %VM	%S	Kcal/kg CV	Tonnage Mt	%Ash	Qualities %VM	%S	Kcal/kg CV	Tonnage Mt	%Ash	Qualities %VM	%S	Kcal/kg CV
Australia
NSWEC[4,5,6,7]	OC	5.5	19.0	29.6	0.66	6,170	0.1	19.7	29.3	0.54	6,060	5.6	19.2	29.5	0.63	6,130	7.0	23.1	28.8	0.49	5,720

Total energy coal		5.5	19.0	29.6	0.66	6,170	0.1	19.7	29.3	0.54	6,060	5.6	19.2	29.5	0.63	6,130	7.0	23.1	28.8	0.49	5,720

[1]	Coal resources is used as an equivalent term to mineral resources.

[2]

Coal resources are reported in accordance with S-K 1300 and are presented for the portion attributable to BHP’s economic interest. All tonnes and quality information have been rounded, small differences may be present in the totals.

[3]	Coal resources are presented exclusive of coal reserves.

[4]	NSWEC, in which BHP has a 100% interest, includes Mt Arthur Coal deposit.

[5]	Coal qualities are reported on an air-dried in situ basis. Tonnages are reported as in situ.

[6]	The point of reference for the coal resources was in situ.

[7]	Coal resources estimates were based on the average three-year historic thermal coal price of US$130.54/t specification Newcastle Free On Board (FOB), 6,000 kcal/t net as received.

Coal Reserves1

As at 30 June 2023

		Proven Coal Reserves	Probable Coal Reserves	Total Coal Reserves	Proven Marketable Coal Reserves					Probable Marketable Coal Reserves					Total Marketable Coal Reserves
Energy coal[2]	Mining Method	Tonnage Mt	Tonnage Mt	Tonnage Mt	Tonnage Mt	%Ash	Qualities %VM	%S	Kcal/kg CV	Tonnage Mt	%Ash	Qualities %VM	%S	Kcal/kg CV	Tonnage Mt	%Ash	Qualities %VM	%S	Kcal/kg CV
Australia
NSWEC[3,4,5,6]	OC	84	42	126	61	15.7	30.4	0.53	5,890	31	15.7	30.3	0.53	5,890	92	15.7	30.4	0.53	5,890

Total energy coal		84	42	126	61	15.7	30.4	0.53	5,890	31	15.7	30.3	0.53	5,890	92	15.7	30.4	0.53	5,890

[1]	Coal reserves is used as an equivalent term to mineral reserves.

[2]

Coal reserves are reported in accordance with S-K 1300 and are presented for the portion attributable to BHP’s economic interest. All tonnes and quality information have been rounded, small differences may be present in the totals.

[3]	NSWEC, in which BHP has a 100% interest, includes Mt Arthur Coal deposit.

[4]

Coal qualities are presented as a potential product on an air-dried basis. Tonnages for the coal reserves are reported on an in situ moisture basis. Moisture when mined was 8.7% and for marketable reserves was 9.5%.

[5]	The point of reference for the coal reserves was as delivered to the coal handling process plant.

[6]	Coal reserves estimates were based on the average three-year historic thermal coal price of US$130.54/t specification Newcastle FOB, 6,000 kcal/t net as received.

5.7    Potash

Mineral Resources

As at 30 June 2023

		Measured Mineral Resources				Indicated Mineral Resources				Measured + Indicated Mineral Resources				Inferred Mineral Resources
Potash[1,2]	Mining Method	Tonnage Mt	Qualities %K2O	%Insol.	%MgO	Tonnage Mt	%K2O	Qualities %Insol.	%MgO	Tonnage Mt	%K2O	Qualities %Insol.	%MgO	Tonnage Mt	%K2O	Qualities %Insol.	%MgO
Canada
Jansen[3,4,5,6,7,8,9]
LPL	UG	–	–	–	–	–	–	–	–	–	–	–	–	1,280	25.6	7.7	0.08

Total potash		–	–	–	–	–	–	–	–	–	–	–	–	1,280	25.6	7.7	0.08

[1]

Mineral resources are reported in accordance with S-K 1300 and are presented for the portion attributable to BHP’s economic interest. All tonnes and quality information have been rounded, small differences may be present in the totals.

[2]	Mineral resources are presented exclusive of mineral reserves.

[3]	Jansen, in which BHP has a 100% interest, is considered a material property for the purposes of item 1304 of S-K 1300.

[4]	The point of reference for the mineral resources was in situ.

[5]	Mineral resources estimate was based on a potash price of US$358/t. The primary basis was Nutrien’s quarterly published offshore and onshore realised price from 2008 to 2021.

[6]	Mineral resources are stated for the Lower Patient Lake (LPL) potash unit and using a seam thickness of 3.96 m from the top of 406 clay seam.

[7]	Mineral resources are based on the expected metallurgical recovery of 92%.

[8]

Potash or sylvite (KCl) content of the deposit is reported in potassium oxide form (K2O). The conversion from KCl to K2O uses a mineralogical conversion factor of 1.583, for example, 25.6% K2O grade is equivalent to 40.5% KCl.

[9]	Mineral resources tonnages are reported on an in situ moisture content basis and was estimated to be 0.3%.

Mineral Reserves

As at 30 June 2023

		Proven Mineral Reserves				Probable Mineral Reserves				Total Mineral Reserves
Potash[1,2]	Mining Method	Tonnage Mt	%K2O	Qualities %Insol.	%MgO	Tonnage Mt	%K2O	Qualities %Insol.	%MgO	Tonnage Mt	%K2O	Qualities %Insol.	%MgO
Canada
Jansen[3,4,5,6,7,8]
LPL	UG	–	–	–	–	1,070	24.9	7.5	0.10	1,070	24.9	7.5	0.10

Total potash		–	–	–	–	1,070	24.9	7.5	0.10	1,070	24.9	7.5	0.10

[1]

Mineral reserves are reported in accordance with S-K 1300 and are presented for the portion attributable to BHP’s economic interest. All tonnes and quality information have been rounded, small differences may be present in the totals.

[2]	Jansen, in which BHP has a 100% interest, is considered a material property for the purposes of item 1304 of S-K 1300.

[3]	The point of reference for the mineral reserves was ore as delivered to the mill for processing.

[4]	Mineral reserves estimates were based on a potash price of US$358/t. The primary basis was Nutrien’s quarterly published offshore and onshore realised price from 2008 to 2021.

[5]	Mineral reserves estimates cut-off is a function of mining parameters and seam thickness. The calculated cut-off grade from economic modelling where the mine plan would be break-even is 13.0% K2O.

[6]	Mineral reserves are based on the expected metallurgical recovery of 92%.

[7]

Potash or sylvite (KCl) content of the deposit is reported in potassium oxide form (K2O). The conversion from KCl to K2O uses a mineralogical conversion factor of 1.583, for example, 25.6% K2O grade is equivalent to 40.5% KCl.

[8]	Mineral reserves tonnages are reported on an in situ moisture content basis and was estimated to be 0.3%.

5.8    Jansen individual property disclosure

5.8.1    Property description

The Jansen potash project is located in the rural municipalities of Leroy and Prairie Rose in the province of Saskatchewan, Canada, approximately 150 kilometres east of the city of Saskatoon.

The geographic coordinate location for the service shaft is Latitude 51°53’56.62“N and Longitude 104°42’53.44”W.

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

The processing facilities to be constructed at Jansen include:

•	Raw ore handling, storage and crushing;

•	Process mill building wet area comprising attrition scrubbing, de-sliming, flotation and de-brining;

•	Process mill building dry area comprising drying, screening, compaction and glazing;

•	Tailings processing, crystallizer and reagents;

•	Product handling, storage and load out.

Employees of Jansen mine are anticipated to reside in several existing communities located in the area.

5.8.3    Mineral tenure

The total area of the Jansen project lease is approximately 1,156km2. Most mineral rights parcels are owned by the Saskatchewan Crown, the remaining mineral parcels are owned by individuals or corporations. To gain access to the potash within mineral parcels owned by individuals or corporations (‘freehold mineral lease’), BHP must either purchase the mineral parcels or negotiate mineral lease agreement(s) with the registered owner(s) of the mineral parcel(s). The freehold mineral leases secured by BHP have a term of 21 years and are renewable at the option of BHP for successive terms of 21 years. An annual rental payment of CA$4.94/hectare is also paid to keep these leases in good standing.

All surface lands that form part of the Jansen mine operations footprint have been acquired by BHP Canada.

On 23 November 2012, the Government of Saskatchewan and BHP Canada entered into Potash Lease Special Agreement KLSA 011. This agreement gives BHP Canada the exclusive right to search for, dig, work, mine, extract, recover, process, and carry away subsurface minerals under or within all of the Saskatchewan Crown mineral parcels of KLSA 011. The lease pertains to two categories of lands, ‘KLSA 011 Core Lands’ comprising primarily the mineral reserves and ‘KLSA 011 Expansion Lands’, and additional area outside mineral reserves that includes the primarily inferred resources.

During the first three years of KLSA 011, BHP was required to complete CA$12M of work on the lease area. This work commitment has been met.

Lease description	Area (ha)%		Expiry date	Annual lease payment[1]
Jansen project total lease area	115,638	100
KLSA 011 Core lands	63,939.43	55	22/11/2033	1,056,623.66
KLSA 011 Expansion lands	41,724.73	36	22/11/2033
BHP acquired freehold mineral rights	8,997.56	8	Not applicable

Total of Core, Expansion, and acquired freehold mineral rights	114,661.72	99

[1]	Annual lease payment in CA$

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

5.8.7    Book value

The total book value for the Jansen property and its associated plant and equipment was US$4.8 billion as of 30 June 2023.

5.8.8    History of previous operations

There is no history of previous operations on the Jansen project area.

5.8.9    Significant encumbrances

There have been no significant encumbrances to the property identified as of the date of this report. Federal, provincial, municipal permits and approval for construction and operation have been received. All material permits that have been applied for to-date have been received.

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

In the Jansen area, the potash is at a depth of 800 to 1,050 metres. Two potash members are present the Patience Lake and Belle Plaine members. The Patience Lake Member is further subdivided into Upper Patience Lake and Lower Patience Lake sub-members. The Lower Patience Lake sub-member is the potash horizon targeted for Jansen. The Lower Patience Lake sub-member is composed of sylvite (KCl), halite (NaCl) with variable amounts of disseminated insolubles and clay seams. Carnallite (KCl.MgCl2.6H2O), a mineral which can impact processing and ground stability, occasionally occurs in place of sylvite within the potash layer. Large carnallite zones can typically be mapped using 3D seismic survey information.

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

5.8.12    Changes to mineral resources and mineral reserves

Total mineral resources as at 30 June 2023 has not changed from previous year, as at 30 June 2022 (1,280Mt).

Total mineral reserves as at 30 June 2023 has not changed from previous year, as at 30 June 2022 (1,070Mt).

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

Details of the material assumptions are described in the Technical Report Summary (effective 30 June 2022) filed as an exhibit to the Annual Report on Form 20-F for the year ended 30 June 2023, sections 11 Mineral Resource Estimates, 12 Mineral Reserve Estimates and 13 Mining Methods.

5.9    Nickel

Mineral Resources

As at 30 June 2023

Nickel[1,2]	Mining Method	Measured Mineral Resources			Indicated Mineral Resources			Measured + Indicated Mineral Resources			Inferred Mineral Resources
		Tonnage	Qualities		Tonnage	Qualities		Tonnage	Qualities		Tonnage	Qualities
		Mt	%Ni	%Cu	Mt	%Ni	%Cu	Mt	%Ni	%Cu	Mt	%Ni	%Cu
Australia
Nickel West[3]	OC & UG	42	0.60	–	146	0.70	–	188	0.68	–	13	0.96	–
West Musgrave[4]	OC	2.9	0.24	0.25	26	0.27	0.31	29	0.27	0.30	59	0.32	0.35

Total nickel		45	0.58	–	172	0.64	–	217	0.63	–	72	0.44	–

[1]

Mineral resources are reported in accordance with S-K 1300 and are presented for the portion attributable to BHP’s economic interest. All tonnes and quality information have been rounded, small differences may be present in the totals.

[2]	Mineral resources are presented exclusive of mineral reserves.

[3]

Nickel West mineral resources, in which BHP has a 100% interest, includes Leinster, Mt Keith, Yakabindie and Honeymoon Well deposits. The mineral resources estimates were based on a nickel price of US$8.80/lb. The point of reference for the mineral resources was delivery to Leinster gatehouse.

[4]

West Musgrave, in which BHP has a 100% interest, includes Babel and Nebo deposits. The mineral resources estimates were based on a nickel price of US$7.60/lb and a copper price of US$2.91/lb. The point of reference for the mineral resources was mine gate, ex-concentrator.

Mineral Reserves

As at 30 June 2023

Nickel[1]	Mining Method	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
		Tonnage Mt	Qualities %Ni	%Cu	Tonnage Mt	Qualities %Ni	%Cu	Tonnage Mt	Qualities %Ni	%Cu
Australia
Nickel West[2]	OC & UG	100	0.59	–	38	0.83	–	138	0.66	–
West Musgrave[3]	OC	–	–	–	272	0.31	0.34	272	0.31	0.34

Total nickel		100	0.59	–	310	0.37	–	410	0.43	–

[1]

Mineral reserves are reported in accordance with S-K 1300 and are presented for the portion attributable to BHP’s economic interest. All tonnes and quality information have been rounded, small differences may be present in the totals.

[2]

Nickel West mineral reserves, in which BHP has a 100% interest, includes Leinster, Mt Keith and Yakabindie deposits. The mineral reserves estimates were based on a nickel price of US$7.69/lb. The point of reference for the mineral reserves was delivery to Leinster gatehouse.

[3]

West Musgrave mineral reserves, in which BHP has a 100% interest, includes Babel and Nebo deposits. The mineral reserves estimates were based on a nickel price of US$7.60/lb and a copper price of US$2.91/lb. The point of reference for the mineral reserves was mine gate, ex-concentrator.

6    Major projects

At the end of FY2023 Jansen Stage 1, which will have a capacity of approximately 4.35 Mtpa, was 26 per cent complete and on track to achieve first production by the end of CY2026. Capital expenditure for FY2023 was US$647 million. We expect this to increase to approximately US$1.0 billion in FY2024, as we advance steel and equipment procurement and installation on the surface and underground.

Jansen Stage 2 is expected to deliver approximately 4 Mtpa of potash production at a lower capital intensity than Stage 1 (between approximately US$1,000 and US$1,200/t), through leveraging the substantial infrastructure investment already being constructed for Stage 1. In line with our favourable view on the long-term outlook for potash, we have accelerated the feasibility study for Jansen Stage 2, and this remains on track for completion during FY2024. The earliest potential final investment decision is within FY2024, and if a decision is taken, first production could be achieved as early as FY2029. Pre-commitment spend in FY2024 for Jansen Stage 2 is expected to be approximately US$125 million.

Commodity	Project and ownership	Project scope/capacity	Capital estimate US$M	Initial production target date	Progress
Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.35 Mtpa	5,723	End-CY26	Project is 26% complete

BHP Group capital and exploration expenditure was US$7.1 billion in FY2023. This was made up of investment in organic development of US$4.1 billion which includes US$2.3 billion on improvement, US$1.2 billion on future-facing commodities and exploration of US$0.4 billion, and maintenance and decarbonisation expenditure1 of US$3.0 billion.

Capital and exploration expenditure of approximately US$10 billion per annum is expected for FY2024 and FY2025, including a US$0.4 billion of exploration program planned in FY2024. In the medium term, capital and exploration expenditure of approximately US$11 billion per annum on average2 is expected. These amounts include around US$4 billion in aggregate until FY2030 for operational decarbonisation. Guidance is subject to exchange rate movements.

1	Maintenance capital includes non-discretionary spend for the following purposes: deferred development and production stripping; risk reduction, compliance and asset integrity.

2	Average for FY2026-FY2028; +/- 50 per cent in any given year.

7    People – performance data1,2,3

Table 1 – Workforce data and diversity by region FY2023

					Employees by gender number and %
Region	Number and % of employees		Average number and % of contractors[2]		Male	Male %	Female	Female %
Asia	1,583	3.70	3,669	9.0	626	39.50	957	60.50
Australia	32,352	76.40	17,741	43.4	21,657	66.90	10,695	33.10
Europe	74	0.20	4	<0.1	33	44.60	41	55.40
North America	596	1.40	2,280	5.6	310	52.00	286	48.00
South America	7,714	18.20	17,198	42.0	4,795	62.20	2,919	37.80
Total	42,319	100.00	40,892	100.0	27,421	64.80	14,898.0	35.20

Table 2 – Employees by category and diversity for FY2023

			Gender		Region
Employment category	Total	% of Total	Male	Female	Asia	Australia	Europe	North America	South America
Full time	40,227	95.10	26,643	13,584	1,540	30,588	69	582	7,448
Part time	1,245	2.90	526	719	4	1,234	3	4	0
Fixed term full time	754	1.80	219	535	39	437	2	10	266
Fixed term part time	23	0.10	4	19	0	23	0	0	0
Casual	70	0.20	29	41	0	70	0	0	0
Total	42,319	100.00	27,421	14,898	1,583	32,352	74	596	7,714

Table 3 – Employees by category and diversity for FY2023

		Gender		Gender %		Age group %
Category	Total	Male	Female	Male %	Female %	Under 30	30-39	40-49	50+
Senior leaders	267	163	104	61.00	39.00	–	8.20	54.70	37.10
Managers	1,370	838	532	61.20	38.80	0.10	26.80	50.00	23.10
Supervising and professional	17,852	10,744	7,108	60.20	39.80	10.00	39.70	32.00	18.30
Operators and general support	22,830	15,676	7,154	68.70	31.30	19.80	29.00	25.70	25.50
Total	42,319	27,421	14,898	64.80	35.20	14.90	33.30	29.30	22.50

[1]

Based on a ‘point-in-time’ snapshot of employees as at 30 June, including employees on extended absence, which was 1,116 in FY2023. There is no significant seasonal variation in employment numbers. In FY2023 some of our employees did not identify as male or female (<0.1 per cent of total employees), we have excluded these employees from the data presented in the gender composition tables to protect the privacy of those employees. We will explore options to include our employees who do not identify as male or female in our diversity reporting (including ‘Tell Us About You’ survey data) in future reporting periods and continuing to protect their privacy.

[2]

Contractor data is collected from internal organisation systems. Contractor data is averaged for a 10-month period, July 2022 to April 2023. This does not include contractors that transitioned from the OZ Minerals business via acquisition on 2 May 2023, (around 4,000 contractors on average during FY2023).

[3]

Employees who joined BHP via the acquisition of the OZ Minerals business, effective 2 May 2023 (approximately 1,457 employees, 24.6 per cent female) are excluded from this data for FY2023. These employees are included in the overall BHP employee reporting from FY2024.

Board and executive management diversity

In accordance with UK Listing Rule 14.3.33, these tables set out the Board and executive management diversity data as at 30 June 2023.

Gender identity

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)[1]	Number in executive management[2]	Percentage of executive management[2]
Men	6	60%	3	4	40%
Women	4	40%	–	6	60%
Not specified/prefer not to say	0	0%	–	0	0

Ethnic background

	Number of Board members	Percentage of the Board	Number of senior positions on the Board[1]	Number in executive management[2]	Percentage of executive management[2]
White British or other White (including minority-white groups)	8	80%	2	7	70%
Mixed/Multiple Ethnic Groups	1	10%	1	1	10%
Asian/Asian British	1	10%	–	1	10%
Black/African/Caribbean/Black British	0	0%	–	0	0
Other ethnic group, including Arab	0	0%	–	0	0
Not specified/prefer not to say	0	0%	–	1	10%

[1]

These tables are set out in the format prescribed by the UK Listing Rules. For BHP, the senior Board positions are the CEO, Senior Independent Director and Chair as the CFO is not a member of the Board, in line with market practice for Australian listed companies.

[2]

In accordance with the UK Listing Rules, executive management includes the Executive Leadership Team (most senior executive body below the Board) and the Group Company Secretary, excluding administrative and support staff.

8    Legal proceedings

The Group is involved from time to time in legal proceedings and governmental investigations, including claims and pending actions against it seeking damages or clarification or prosecution of legal rights and regulatory inquiries regarding business practices. Insurance or other indemnification protection may offset the financial impact on the Group of a successful claim.

This section summarises the significant legal proceedings, investigations and associated matters in which the Group is currently involved or has finalised since our last Annual Report. For additional information about subsequent events relating to legal proceedings, see Financial Statements note 35 ‘Subsequent events’.

Legal proceedings relating to the failure of the Fundão tailings dam at the Samarco iron ore operations in Minas Gerais and Espírito Santo (Samarco dam failure)

The Group is engaged in numerous legal proceedings relating to the Samarco dam failure. While there has been progress in priority areas, such as individual compensation and indemnification for the damage caused by the dam failure, it is not possible at this time to provide a range of possible outcomes for all proceedings or a reliable estimate of potential future exposures. There are numerous additional lawsuits against Samarco relating to the dam failure to which the Group is not party. Currently, BHP Brasil is a party to approximately 41 ongoing public civil claims, of which 22 are suspended. The most significant of these proceedings are summarised below.

R$20 billion public civil claim commenced by the Federal Government of Brazil, states of Espírito Santo and Minas Gerais and other authorities (R$20 billion Public Civil claim)

On 30 November 2015, the Federal Government of Brazil, states of Espírito Santo and Minas Gerais and other public authorities collectively filed a public civil claim before the 12th Federal Court of Belo Horizonte against Samarco and its shareholders, BHP Billiton Brasil Ltda. (BHP Brasil) and Vale S.A. (Vale), in the amount of R$20 billion (approximately US$4 billion) in aggregate for clean-up costs and damages.

On 2 March 2016, Samarco, BHP Brasil and Vale (Companies), entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish a foundation (Fundação Renova) to develop and execute environmental and socioeconomic programs (Programs) to remediate and provide compensation for damages caused by the Samarco dam failure.

The term of the Framework Agreement is 15 years, renewable for periods of one year successively until all obligations under the Framework Agreement have been performed. Under the Framework Agreement, Samarco is responsible, as a primary obligor, for funding Fundação Renova’s annual calendar year budget for the duration of the Framework Agreement. The amount of funding for each calendar year will depend on the remediation and compensation projects to be undertaken in a particular year. To the extent that Samarco does not meet its funding obligations under the Framework Agreement, BHP Brasil and Vale have funding obligations under the Framework Agreement, as secondary obligors, each in proportion to its 50 per cent shareholding in Samarco. Refer to Samarco’s judicial reorganisation below.

R$155 billion public civil claim commenced by the Federal Public Prosecutors’ Office (R$155 billion Federal Public Prosecutors’ Office claim)

On 3 May 2016, the Brazilian Federal Public Prosecutors’ Office filed a public civil claim before the 12th Federal Court of Belo Horizonte against Samarco, BHP Brasil and Vale, as well as 18 other public entities (which has since been reduced to five defendants[1] by the 12th Federal Court), seeking R$155 billion (approximately US$32 billion) for reparation, compensation and collective moral damages in relation to the Samarco dam failure.

This public civil claim and the R$20 billion Public Civil claim are broad claims that encompass most of the public civil claims filed against Samarco, BHP Brasil and Vale. For this reason, the 12th Federal Court has suspended some of the other public civil claims while negotiations continue in relation to the settlement of the R$155 billion Federal Public Prosecutors’ Office claim.

This public civil claim was suspended for a period of two years from the date of ratification of the Governance Agreement (described below) on 8 August 2018.

On 19 March 2021, the parties to the case agreed to extend the suspension of this case until 27 April 2021. Although the stay period has formally elapsed, no material development has occurred and the parties are engaged in negotiations to seek a definitive settlement (summarised below).

Governance Agreement

On 25 June 2018, Samarco, BHP Brasil, Vale, the other parties to the Framework Agreement, the Public Prosecutors’ Office[2] and the Public Defense Office[3] entered into a Governance Agreement, which settled the R$20 billion Public Civil claim and established a process to renegotiate the Programs over two years to progress settlement of the R$155 billion Federal Public Prosecutors’ Office claim.

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

Since early CY2021, the parties have been engaging in negotiations to seek a definitive and substantive settlement of claims relating to the Samarco dam failure. The negotiations are ongoing as at the date of this Report. The negotiations were initially overseen by the President of the National Council of Justice (CNJ), as the Chief Justice of the Supreme Court in Brazil. Since May 2023, the negotiations have been led by the Federal Court of Appeals (TRF-6) with the participation of the CNJ counsellor. Outcomes of the negotiations are highly uncertain, therefore it is not possible to provide a reliable estimate of potential outcomes and there is a risk that a negotiated outcome may be materially higher than amounts currently reflected in the Samarco dam failure provision. Until revisions to the Programs are agreed, Fundação Renova will continue to implement the Programs in accordance with the terms of the Framework Agreement and the Governance Agreement.

Enforcement Proceedings

Since 7 January 2020, the 12th Federal Court of Belo Horizonte has issued several decisions creating 14 enforcement proceedings (Enforcement Proceedings) linked to the R$20 billion Public Civil claim and R$155 billion Federal Public Prosecutors’ Office claim described above.

Issues covered by these Enforcement Proceedings include environmental recovery, human health risk and ecological risk, resettlement of affected communities, infrastructure and development, registration of certain impacted individuals under the Programs and indemnities for people impacted by the Samarco dam failure, resumption of economic activities, water supply for human consumption and hiring of technical advisers to impacted people, restructuring Fundação Renova’s management system, and new areas allegedly affected by the dam failure.

In the context of these Enforcement Proceedings, Samarco, BHP Brasil and Vale are working to obtain favourable rulings, including, among other things, the repealing of fishing bans ordered by the courts or administration entities, set-off of compensation paid against potential damages that may need to be paid, and regarding the hiring and supervision of technical assistants to impacted people.

In August 2020, a Simplified Indemnification System (the Novel System) was created by the 12th Federal Court of Belo Horizonte with specific rules designed for those who could not easily demonstrate their status as an impacted person based on ‘rough justice’ principles. Led by Fundação Renova, the Novel System has, as at 30 June 2023, settled with approximately 97,000 claimants who were able to prove their damages, with more than 90,000 claims already having been paid.

On 26 June 2022, the President of the Federal Court of Appeals issued a preliminary ruling applicable to impacted persons from the municipality of Naque, in the State of Minas Gerais, regarding the Novel System, determining that its terms do not provide a full release to Samarco, BHP Brasil, Vale and Fundação Renova. The amounts paid under the Novel System should therefore be considered as a minimum indemnification amount. For the same reasons, it was also determined that the Novel System settlement agreement does not prevent impacted persons from pursuing lawsuits in foreign jurisdictions. On 1 July 2022, the Federal Prosecutors filed a motion requesting the extension of the decision to all affected areas, as well as to any settlements which had already been paid. On 6 July 2022, BHP Brasil filed its appeal and, as at the date of this Report, no final decision has been made.

On 17 February 2023, the Federal Court of Belo Horizonte ordered Fundação Renova to pay the amounts allocated via the Mediated Indemnification Program (PIM) or Novel System duly restated for inflation, with late payment interest. The Federal Court also instated Priority Axis 14 to discuss the recognition of new locations as impacted areas.

On 30 March 2023, the 4th Federal Court ordered that BHP Brasil and Vale deposit R$10.3 billion (approximately US$2 billion) in connection with a dispute between the Companies and public authorities with respect to the inclusion of certain territories in the State of Espírito Santo not contemplated in the Framework Agreement (a matter known as Deliberation n. 58/2017), which the Companies and Fundação Renova oppose. On 17 April 2023, BHP Brasil filed its appeal of the decision. On 28 April 2023, the Appellate Court granted BHP Brasil’s request for a preliminary injunction and suspended the decision that had ordered the deposit of R$10.3 billion. The Appellate Court Judge also suspended the inclusion of the New Areas in Fundação Renova’s programs, due to the ongoing negotiations before the TRF-6.

Samarco’s judicial reorganisation

On 9 April 2021, Samarco filed for judicial reorganisation (JR) with the Second Business State Court for the Belo Horizonte District of Minas Gerais (JR Court). The JR proceeding seeks to enable Samarco to negotiate and implement an orderly restructuring of its financial indebtedness in order to establish a stable financial position for Samarco, among other things, to continue to rebuild its operations and meet its Fundação Renova obligations. Samarco filed for JR following multiple enforcement actions filed by some of Samarco’s creditors that threatened its operations. The JR Court granted Samarco’s JR motion on 12 April 2021 and granted a stay of the enforcement actions.

No BHP entity is a debtor in Samarco’s JR case. BHP Brasil is participating in Samarco’s JR proceeding in its capacities as a shareholder and creditor of Samarco.

On 31 May 2023, Samarco entered into a Restructuring Support Agreement (Support Agreement) with its shareholders and certain of its financial creditors (the Supporting Creditors). The support of the Supporting Creditors and of the shareholders allows for the presentation of a consensual judicial reorganisation plan (Consensual Plan) that aims to implement the transactions contemplated by the Support Agreement. The Support Agreement was entered into following a two-month court-supervised settlement process presided over by the Court of Appeals of the State of Minas Gerais.

Pursuant to the Support Agreement, on 28 July 2023, Samarco and one of the Supporting Creditors jointly filed a Consensual Plan with the JR Court. Concurrent with the filing of the Consensual Plan, the parties also filed terms of adhesion that demonstrate that the majority of Samarco’s creditors as required under Brazilian Bankruptcy Law, support and have approved the Consensual Plan. On 31 August and 1 September 2023, the JR Court reviewed the legality of and confirmed the Consensual Plan. Now that the JR Court has issued an order confirming the Consensual Plan, Samarco will seek an order from the United States Bankruptcy Court for the Southern District of New York (US Bankruptcy Court) granting full force and effect to the Consensual Plan and the JR Court order confirming the Consensual Plan (FFE Order).

As part of the Consensual Plan, the Parties agreed that the agreements entered into between Samarco and Brazilian public authorities in connection with the Fundão dam failure will pass through and not be impaired by the Consensual Plan and Samarco will continue to have a primary obligation to fund Fundação Renova. Pursuant to the Consensual Plan, between 2024 and full payment of the debt owed by Samarco to the holders of the senior notes to be issued in connection with Samarco’s restructuring, Samarco is permitted to fund Fundação Renova up to a US$1 billion cap. This means that BHP Brasil and Vale will pay directly or fund Samarco in the form of common equity in respect of remediation obligations, including payments to Fundação Renova, in excess of the US$1 billion cap.

The terms and conditions of the Consensual Plan allow for the continued investment in Samarco aligned with expected cash generation. This consensual solution, together with the schedule of settlement terms for each creditor class, reinforces Samarco’s commitment to remediation actions.

The consummation of the Consensual Plan is subject to agreement on definitive documentation and the satisfaction of the closing conditions set forth in the Support Agreement including, among other things, the already obtained confirmation of the Consensual Plan by the JR Court and the entry of the FFE Order by the US Bankruptcy Court.

United States Chapter 15 case

On 19 April 2021, Samarco filed a petition with the US Bankruptcy Court seeking recognition of the JR proceeding under Chapter 15 of the US Bankruptcy Code. On 13 May 2021, the US Bankruptcy Court granted recognition of the JR proceeding as a ‘foreign main proceeding’ and accordingly stayed enforcement actions against Samarco in US territory. No BHP entity is a debtor in Samarco’s Chapter 15 case. BHP Brasil is participating in Samarco’s Chapter 15 proceeding in its capacities as a shareholder and creditor of Samarco.

Civil public actions commenced by the State Prosecutors’ Office in the state of Minas Gerais (Mariana CPA cases)

The State Prosecutors of Mariana have commenced several civil public actions (CPAs) against Samarco, BHP Brasil and Vale.

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

In connection with CPA Mariana I, the State Prosecutors (Minas Gerais) started enforcement proceedings against Samarco, BHP Brasil and Vale. There are six enforcement proceedings under way, which among other things seek (i) to set a deadline for completion of resettlement of the residents of Mariana’s districts and for fines to be imposed for delays to resettlement; (ii) to set the final term that will allow new households to join the resettlement; (iii) payment of compensation to affected individuals for delivery of houses below standard; (iv) to guarantee access to water sources for the families of the collective resettlements; (v) payment of fines for alleged delays in presenting proposals and making payments to affected individuals; and (vi) payment of compensation to impacted individuals who allege they have not yet received compensation and a penalty for the alleged delays in making such payments. On 14 July 2023 the 2nd Civil Court of Mariana remitted CPA Mariana I and the enforcement proceeding related to the deadline for completion of resettlement to the 4th Federal Court following a Superior Court of Justice decision.

In addition to CPA Mariana I, the State Prosecutors (Minas Gerais) commenced nine other CPAs in Mariana against Samarco, BHP Brasil, Vale and, in some cases, Fundação Renova. The claims presented in those CPAs are related to damages that, according to the State Prosecutors, are not covered by CPA Mariana I.

There are also CPAs that (i) have been settled by the parties, including BHP Brasil, (ii) have been dismissed or (iii) are still pending. Fundação Renova is responsible for any pending obligations set forth in the settlement agreements relating to the CPAs and for complying with future awards eventually rendered in the remaining CPAs.

Fundação Renova dissolution lawsuit

On 24 February 2021, the Minas Gerais State Prosecutor filed a CPA against Samarco, BHP Brasil, Vale and Fundação Renova seeking the dissolution of Fundação Renova. The plaintiffs are seeking R$10 billion (approximately US$2 billion) for moral damages. An injunction for the immediate intervention in Fundação Renova was also made, alleging the need to preserve information and documents produced by Fundação Renova to evaluate criminal and civil responsibilities. A ruling on the merits is still pending.

On 19 May 2023, the 4th Federal Court of Belo Horizonte ordered a judicial intervention in Fundação Renova, and during this period the Justice Institutions will monitor Fundação Renova and have access to its facilities and documents. On 29 June 2023, the Appellate Judge granted the Companies’ request for a preliminary injunction to suspend the decision rendered by the 4th Federal Court that had ordered a judicial intervention in Fundação Renova.

Civil public action commenced by Associations concerning the use of tanfloc for water treatment (R$120 billion Associations claim)

On 28 October 2021, the Vila Lenira Residents Association, State of Espírito Santo Rural Producers and Artisans Association, Colatina Velha Neighbourhood Residents Association, and United for the Progress of Palmeiras Neighbourhood Association filed a lawsuit against Samarco, BHP Brasil and Vale and others, including the State of Minas Gerais, the State of Espírito Santo and the Federal Government. The plaintiffs allege the defendants carried out a clandestine study on the citizens of the locations affected by the Fundão dam failure, using tanfloc, a tannin-based flocculant/coagulant that is currently used for wastewater treatment applications. The plaintiffs claim this product allegedly put the population at risk due to its alleged experimental qualities.

The plaintiffs are seeking multiple kinds of relief (material damage, moral damages, loss of profits) and payments by the defendants for water supply in all locations where there is no water source other than the Doce River.

On 25 July 2022, Samarco, BHP Brasil and Vale presented their defences individually, as well as the State of Minas Gerais, the State of Espírito Santo and the Federal Government. The Court’s decision on the merits of the claim is still pending.

Public civil claims currently suspended

Approximately 16 of the proceedings to which BHP Brasil is a party are currently suspended due to their connection with the R$20 billion Public Civil claim and R$155 billion Federal Public Prosecutors’ Office claim. There has not yet been a ruling in these cases.

The suspended proceedings include proceedings commenced by the State Prosecutors (Minas Gerais and Espírito Santo), Public Defenders (Minas Gerais and Espírito Santo) and the states of Minas Gerais and Espírito Santo against Samarco, BHP Brasil, Vale and Fundação Renova. The claims relate to environmental remediation measures, compensation for the impacts of the dam failure, including moral damages, reconstruction of properties and populations, including historical, religious, cultural, social, environmental and intangible heritages affected by the dam failure, and suspension of public water supply, among others.

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

BHP Brasil’s potential liabilities, if any, resulting from other pending and future claims, lawsuits and enforcement actions relating to the Samarco dam failure, together with the potential cost of implementing remedies sought in the various proceedings, cannot be reliably estimated at this time and therefore a provision has not been recognised nor has any contingent liability been quantified for these matters. Ultimately, these could have a material adverse impact on BHP’s business, competitive position, cash flows, prospects, liquidity and shareholder returns.

For more information on the Samarco dam failure refer to OFR 7

As at 30 June 2023, Samarco had been named as a defendant in more than 43,000 small claims for moral damages in which people argue their public water service was interrupted for between five and 10 days. BHP Brasil is a co-defendant in more than 23,500 of these cases.

The Brazilian Code of Civil Procedure provides that repetitive claims can be settled through a proceeding known as the Resolution of Repetitive Demands Procedure (IRDR). Under the IRDR, a court will hear a ‘pilot case’ representative of such recurring legal matters and the judgment in that decision will set a precedent for the resolution of similar cases in that jurisdiction. An IRDR has been established in Minas Gerais and the court in the pilot case has ruled that the mandatory parameter for resolution of claims will be the payment of R$2,000 (approximately US$400) per individual claim for moral damages due to the suspension of public water supply. Appeals before higher courts are pending judgement. Meanwhile, Samarco has reached settlement in more than 9,900 individual cases.

Criminal charges

On 20 October 2016, the Federal Prosecutors’ Office in Brazil filed criminal charges against Samarco, BHP Brasil, Vale and certain of their employees and former employees in the Federal Court of Ponte Nova, Minas Gerais. On 3 March 2017, BHP Brasil and the charged employees and former employees of BHP Brasil (Affected Individuals) filed their preliminary defences. The Federal Court granted Habeas Corpus petitions in favour of all eight Affected Individuals terminating the charges against those individuals. The Federal Prosecutors’ Office appealed seven of the decisions with hearings of the appeals still pending. BHP Brasil rejects outright the charges against BHP Brasil and the Affected Individuals and will keep defending the charges and fully supporting each of the Affected Individuals in their defences of the charges.

Australian class action claim

BHP Group Limited is named as a defendant in a shareholder class action in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Limited on the Australian Securities Exchange or shares in BHP Group Plc (now BHP Group (UK) Ltd) on the London Stock Exchange and Johannesburg Stock Exchange in periods prior to the Samarco dam failure. The amount of damages sought in the class action is unspecified.

United Kingdom group action claim

BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Group Limited are named as defendants in group action claims for damages filed in the courts of England. These claims were filed on behalf of certain individuals, governments, businesses and communities in Brazil allegedly impacted by the Samarco dam failure.

In August 2019, the BHP parties filed a preliminary application to strike out or stay this action on jurisdictional and other procedural grounds. That application was successful before the High Court and the action was dismissed. However, on 8 July 2022, the Court of Appeal reversed the dismissal decision and allowed the action to proceed in England. The BHP parties were not granted permission to appeal to the UK Supreme Court.

A trial in relation to the BHP parties’ liability for the dam failure is listed to commence in October 2024.

In December 2022, the BHP parties filed their defence and a contribution claim against Vale. The contribution claim contends that if the BHP parties’ defence is not successful and they are ordered to pay damages to the claimants, Vale should contribute to any amount payable. In August 2023, the High Court dismissed an application by Vale challenging the jurisdiction of the English Courts to determine the contribution claim. Subject to the outcome of any appeals by Vale in relation to jurisdiction and directions from the Court, the contribution claim will proceed in the UK.

[1]	Currently, solely BHP Brasil, Vale and Samarco, the Federal Government and the state of Minas Gerais are defendants.

[2]	The Public Prosecutors’ Office includes the Federal, State of Minas Gerais and State of Espírito Santo public prosecutors’ offices.

[3]	The Public Defense Office includes the Federal, State of Minas Gerais and State of Espírito Santo public defense offices.

9    Shareholder information

9.1    History and development

BHP Group Limited (formerly BHP Billiton Limited, then BHP Limited and, before that, The Broken Hill Proprietary Company Limited) was incorporated in 1885 and is registered in Australia with ABN 49 004 028 077. Successive predecessor entities to BHP Group Plc have operated since 1860.

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

9.3    Organisational structure

From June 2001 to January 2022, BHP operated under a Dual Listed Company (DLC) structure, with two separate parent companies (BHP Group Limited and BHP Group Plc (now BHP Group (UK) Limited)) and their respective subsidiaries operating as a single unified economic entity run by a unified Board and senior executive management team.

On 31 January 2022, BHP unified its DLC structure, following which BHP Group Plc (now BHP Group (UK) Limited) became a subsidiary of BHP Group Limited. BHP Group Limited is now the ultimate BHP parent company of all subsidiaries within the BHP Group.

9.4    Constitution

This section sets out a summary of BHP Group Limited’s Constitution, as well as other related arrangements under applicable laws and regulations.

Provisions of the Constitution of BHP Group Limited can be amended only where such amendment is approved by special resolution. A special resolution is a resolution that is passed by 75 per cent (i.e. at least three quarters) of the votes cast by BHP shareholders entitled to vote being in favour of the resolution.

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

•

relates to a contract that insures or would insure the Director against liabilities the Director incurs as an officer of BHP, but only if the contract does not make BHP or a related body corporate the insurer

•	relates to any payment by BHP or a related body corporate in respect of an indemnity permitted by law, or any contract relating to or containing such an indemnity, or

•	is in a contract, or proposed contract with, or for the benefit of, or on behalf of, a related body corporate and arises merely because the Director is a director of a related body corporate

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

Voting rights

For the purposes of determining which shareholders are entitled to attend or vote at a meeting of BHP Group Limited and how many votes such shareholder may cast, the Notice of Meeting specifies when a shareholder must be entered on the Register of Shareholders in order to have the right to attend or vote at the meeting. The specified time must be not more than 48 hours before the time of the meeting.

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

Rights on return of assets on liquidation

On a return of assets on liquidation of BHP Group Limited, the assets of BHP Group Limited remaining available for distribution among shareholders after the payment of all prior ranking amounts owed to all creditors and holders of preference shares, and to all prior ranking statutory entitlements, are to be applied on an equal priority with any amount paid to the holders of BHP Group Limited ordinary shares. Any surplus remaining is to be applied in making payments solely to the holders of BHP Group Limited ordinary shares in accordance with their entitlements.

Redemption of preference shares

If BHP Group Limited at any time proposes to create and issue any preference shares, the terms of the preference shares may give either or both of BHP Group Limited and the holder the right to redeem the preference shares.

The preference shares’ terms may also give the holder the right to convert the preference shares into ordinary shares.

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

Borrowing powers

Subject to relevant law, the Directors may exercise all powers of BHP to borrow money and to mortgage or charge its undertaking, property, assets (both present and future) and all uncalled capital or any part or parts thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of BHP or of any third party.

Variation of class rights

Rights attached to any class of shares issued by BHP Group Limited can only be varied where such variation is approved by:

•	the company as a special resolution, and

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

Conditions governing general meetings

The Board may, and must on requisition in accordance with applicable laws, call a general meeting of the shareholders at the time and place or places and in the manner determined by the Board. No shareholder may convene a general meeting of BHP except where entitled under law to do so. Any Director may convene a general meeting whenever the Director thinks fit. General meetings can also be adjourned, cancelled or postponed where permitted by law or the Constitution. Notice of a general meeting must be given to each shareholder entitled to vote at the meeting and such notice of meeting must be given in the form and manner in which the Board thinks fit subject to any applicable law. Five shareholders of the company present in person or by proxy constitute a quorum for a general meeting. A shareholder who is entitled to attend and cast a vote at a general meeting of BHP may appoint a person as a proxy to attend and vote for the shareholder in accordance with applicable law. All provisions of the Constitution relating to general meetings apply with any necessary modifications to any special meeting of any class of shareholders that may be held.

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

9.5    Share ownership

Share capital

The details of the share capital for BHP Group Limited are presented in Financial Statements note 17 ‘Share capital’ and remain current as at 12 July 2023.

Major shareholders

The table in ‘Ordinary share holdings and transactions’ in Remuneration Report 5.4 and the information set out in ‘Executive Key Management Personnel’ in Directors’ Report 3 present information pertaining to the shares in BHP Group Limited held by Directors and members of the Key Management Personnel.

BHP Group Limited is not directly or indirectly controlled by another corporation or by any government. No shareholder possesses voting rights that differ from those attaching to all of BHP Group Limited’s voting securities.

Substantial shareholders in BHP Group Limited

The following table shows holdings of 5 per cent or more of voting rights in BHP Group Limited’s shares as notified to BHP Group Limited under the Australian Corporations Act 2001 (Cth), Section 671B as at 12 July 2023.

		Date of last notice
Title of class	Identity of person or group	Date received	Date of change	Number owned	% of total voting rights[1]
Ordinary shares	BlackRock Group[2]	03 February 2022	31 January 2022	347,008,470	6.85%
Ordinary shares	Citigroup Global Markets Australia Pty Limited	26 April 2022	21 April 2022	318,921,856.17	6.2999%
Ordinary shares	State Street Corporation	23 August 2022	19 August 2022	257,572,961	5.08%
Ordinary shares	The Vanguard Group Inc.	13 September 2022	07 September 2022	253,318,530	5.001%

[1]	The percentages quoted are based on the voting rights provided in the last substantial shareholders’ notice.

2.

In addition, on 3 February 2022, BlackRock Group notified that, as of 31 January 2022, it owned 4,152,969 American Depositary Receipts, with a voting power of 0.08 per cent. Each American Depositary Receipt represents two fully paid ordinary shares in BHP Group Limited.

Twenty largest shareholders as at 12 July 2023 (as named on the Register of Shareholders)1

BHP Group Limited		Number of fully paid shares	% of issued capital
1.	HSBC Custody Nominees (Australia) Limited[2]	1,344,550,216	26.54
2.	J P Morgan Nominees Australia Pty Limited	824,770,001	16.28
3.	Citicorp Nominees Pty Ltd	360,153,883	7.11
4.	Computershare Clearing Pty Ltd <CCNL DI A/C>[3]	302,277,753	5.97
5.	Citicorp Nominees Pty Limited <Citibank NY ADR DEP A/C>	290,089,527	5.73
6.	South Africa Control A/C\C4	192,465,713	3.80
7.	National Nominees Limited	127,674,404	2.52
8.	BNP Paribas Noms Pty Ltd <DRP>	115,497,480	2.28
9.	BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	74,801,100	1.48
10.	Citicorp Nominees Pty Limited <Colonial First State Inv A/C>	44,398,568	0.88
11.	HSBC Custody Nominees (Australia) Limited <Nt-Comnwlth Super Corp A/C>	34,476,761	0.68
12.	BNP Paribas Nominees Pty Ltd ACF Clearstream	24,318,855	0.48
13.	Computershare Nominees CI Ltd <ASX Shareplus Control A/C>	20,941,232	0.41
14.	HSBC Custody Nominees (Australia) Limited	16,825,891	0.33
15.	Netwealth Investments Limited <Wrap Services A/C>	13,807,387	0.27
16.	Australian Foundation Investment Company Limited	13,413,159	0.26
17.	BNP Paribas Nominees Pty Ltd Hub24 Custodial Serv Ltd <DRP A/C>	12,226,658	0.24
18.	Buttonwood Nominees Pty Ltd	9,272,989	0.18
19.	Argo Investments Limited	9,218,304	0.18
20.	BNP Paribas Noms (NZ) Ltd <DRP>	5,880,732	0.12

		3,837,060,613	75.74

[1]

Many of the 20 largest shareholders shown for BHP Group Limited hold shares as a nominee or custodian. In accordance with the reporting requirements, the tables reflect the legal ownership of shares and not the details of the underlying beneficial holders.

[2]	HSBC Custody Nominees (Australia) Limited is listed twice in the above table as they are registered separately under the same name on the share register.

[3]	Computershare Clearing Pty Ltd <CCNL DI A/C> represents the Depositary Interest Register (UK).

[4]	South Africa Control A/C\C represents the South African branch register.

US share ownership as at 12 July 2023

	BHP Group Limited
	Number of shareholders	%	Number of shares		%
Classification of holder
Registered holders of voting securities	1,804	0.29	4,714,879		0.09
ADR holders	1,993	0.32	290,089,526	[1]	5.73

[1]	These shares translate to 145,044,763 ADRs.

Distribution of shareholdings by size as at 12 July 2023

	BHP Group Limited
	Number of shareholders	%	Number of shares[1]	%
Size of holding
1 – 500[2]	299,378	48.48	59,104,212	1.17
501 – 1,000	108,853	17.63	83,177,446	1.64
1,001 – 5,000	165,286	26.77	370,764,005	7.32
5,001 – 10,000	26,413	4.28	186,116,030	3.67
10,001 – 25,000	13,375	2.17	200,689,180	3.96
25,001 – 50,000	2,801	0.45	95,935,712	1.89
50,001 – 100,000	922	0.15	63,529,043	1.25
100,001 – 250,000	349	0.06	49,821,924	0.98
250,001 – 500,000	736	0.01	24,901,991	0.49
500,001 – and over	77	0.01	3,391,781,013	77.61

Total	617,527	100	5,065,820,556	100

[1]	One ordinary share entitles the holder to one vote.

[2]	The number of BHP Group Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$44.07 as at 12 July 2023 was 7,128.

9.6    Dividends

Policy

The Group adopted a dividend policy in February 2016 that provides for a minimum 50 per cent payout of Underlying attributable profit (Continuing operations) at every reporting period. For information on Underlying attributable profit (Continuing operations) for FY2023 refer to OFR 4.2 and OFR 10.

The Board will assess, at each reporting period, the ability to pay amounts additional to the minimum payment, in accordance with the Capital Allocation Framework, as described in OFR 2.

In FY2023, we determined our dividends and other distributions in US dollars as it is our main functional currency.

Payments

BHP Group Limited shareholders may have their cash dividends paid directly into their bank account in Australian dollars, UK pounds sterling, New Zealand dollars, South African rand or US dollars, provided they have submitted direct credit details and if required, a valid currency election nominating a financial institution to the BHP Share Registrar no later than close of business on the dividend reinvestment plan election date. BHP Group Limited shareholders who do not provide their direct credit details will receive dividend payments by way of a cheque in Australian dollars. BHP Group Limited shareholders who reside in New Zealand must provide valid direct credit details to receive their dividend payment.

Dividend reinvestment plan

BHP offers a dividend reinvestment plan to registered shareholders, which provides shareholders the opportunity to reinvest dividends to purchase additional BHP shares in the market, rather than receiving dividends in cash. Participation in the plan is entirely optional and is subject to the terms and conditions of the plan, which can be found at bhp.com/DRP.

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

Fees payable by the Depositary to the Issuer

Citibank has provided BHP a net reimbursement of US$6,471,351.30 in FY2023 for ADR program-related expenses for BHP’s ADR program. ADR program-related expenses include legal and accounting fees, listing fees, expenses related to investor relations in the United States, fees payable to service providers for the distribution of material to ADR holders, expenses of Citibank as administrator of the ADS Direct Plan and expenses to remain in compliance with applicable laws.

Citibank has further agreed to waive other ADR program-related expenses for FY2023, amounting to US$31,194.37, which are associated with the administration of the ADR program.

The ADSs issued under our ADR program trade on the NYSE under the stock ticker BHP. As of 12 July 2023, there were 145,044,763 ADSs on issue and outstanding in the BHP Group Limited ADR program.

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

9.8    Government regulations

Our business is subject to a broad range of laws and regulations imposed by governments and regulatory bodies. These regulations touch all aspects of our business, including how we extract, process and explore for minerals and how we conduct our operations, including regulations governing matters such as environmental protection, land rehabilitation, occupational health and safety, human rights, the rights and interests of Indigenous peoples, competition, foreign investment, export, marketing of minerals, and taxes.

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

Following the expiration of the 10-year freeze on coal royalties on 30 June 2022, from 1 July 2022 a progressive system of coal royalties in the State of Queensland with a tiered approach replaced the fixed royalty amount of 15 per cent on any amounts above A$150 per tonne. The progressive royalty system applies higher royalty rates as the price of coal passes certain monetary thresholds. The royalty rates for amounts up to and including A$150 did not change despite the expiry of the royalty freeze.

For more information refer to OFR 5.1

On 17 May 2023, the Chilean Congress approved a mining royalty bill to establish a new regulatory tax framework for copper mining activities. In general terms, the approved bill establishes that mining operators will be subject to an ad-valorem component of one per cent plus a margin component that ranges from eight per cent to 26 per cent, with a maximum tax rate of 46.5 per cent. The new mining royalties take effect from 1 January 2024, subject to existing tax stability agreements. It is expected that Escondida and Spence will be affected by this new tax from CY2024 and CY2033, respectively.

The rights to explore for minerals are granted to us by the government that owns the natural resources we wish to explore. Usually, the right to explore carries with it the obligation to spend a defined amount of money on the exploration, or to undertake particular exploration activities.

Environmental protection, mine closure, land rehabilitation and occupational health and safety are principally regulated by governments and to a lesser degree, if applicable, by leases. These obligations often require us to make substantial expenditures to minimise or remediate the environmental impact of our assets and to ensure the safety of our employees, contractors and the communities where we operate. Regulations setting emissions standards for fuels used to power vehicles and equipment at our assets and the modes of transport used in our supply chains can also have a substantial impact, both directly and indirectly, on the markets for these products, with flow-on impacts on our costs.

For more information on these types of obligations refer to OFR 6

The Aboriginal Cultural Heritage Act 2021 (WA) (ACH Act), which had strengthened the Western Australian Government’s Authority to regulate land use (including mining activities), was passed by the Parliament of Western Australia in December 2021 and took effect on 1 July 2023. However, the Western Australian Government has confirmed its intention to repeal it and revert back to the previous Aboriginal Cultural Heritage Act 1972 (WA) (with limited amendments).

In many of the jurisdictions where we operate, legislation and regulations are increasingly being enacted in response to climate change. For example, as a result of the Paris Agreement a number of governments, including Australia, Chile, Canada and the United States, have submitted Nationally Determined Contributions to reduce national greenhouse gas emissions (GHG). Further, the governments in a number of regions where we operate have advanced targets and goals to reduce GHGs. In Australia, the National Greenhouse and Energy Reporting Act 2007 imposes requirements for corporations meeting a certain threshold to register and report company information about greenhouse gas emissions and energy production and consumption as part of a single, national reporting scheme and establishes the Safeguard Mechanism to keep certain GHG emissions at or below legislated limits, known as baselines, for Australia’s largest industrial facilities. On 30 March 2023, the Safeguard Mechanism (Crediting) Amendment Bill 2023 was passed, which applies reforms to the Safeguard Mechanism from 1 July 2023 that are intended to reduce Scope 1 GHG emissions at Australia’s largest industrial facilities on a trajectory consistent with achieving Australia’s GHG emission reduction targets of 43 per cent below 2005 levels by 2030 and net zero by 2050. Facilities that exceed their progressively declining legislated baselines may apply credits to meet the compliance obligations.

Further, a number of regulators in relevant jurisdictions for BHP have proposed or foreshadowed disclosure rules that would require enhanced climate-related and broader sustainability-related disclosures. While it is not yet possible to reasonably estimate the exact nature, extent, timing and cost or other impacts of any future climate change or broader sustainability-related regulatory programs or future legislative action that may be enacted, we anticipate that we will be required to dedicate more resources to address legislative or regulatory changes.

For more information refer to OFR 6.12

From time to time, certain trade sanctions are adopted by the United Nations (UN) Security Council and/or various governments, including in the United Kingdom, the United States, the European Union (EU), China and Australia against certain countries, entities or individuals, that may restrict our ability to sell extracted minerals, oil or natural gas to and/or our ability to purchase goods or services from, these countries, entities or individuals.

Shareholding limits

Under current Australian legislation, the payment of any dividends, interest or other payments by BHP Group Limited to non-resident holders of BHP Group Limited’s shares is not restricted by exchange controls or other limitations, except that in certain circumstances, BHP Group Limited may be required to withhold Australian taxes.

From time to time, certain sanctions are adopted by the UN Security Council and/or various governments, including in the United Kingdom, the United States, the EU and Australia. Those sanctions prohibit or in some cases impose certain approval and reporting requirements on transactions involving sanctioned countries, entities and individuals and/or assets controlled or owned by them. Certain transfers into or out of Australia of amounts greater than A$10,000 in any currency may also be subject to reporting requirements.

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

•

BHP Group Limited remains the ultimate holding company of and continues to ultimately manage and control the companies conducting the businesses which are presently conducted by the subsidiaries of BHP Group Limited, including the Minerals and Services businesses, for so long as those businesses form part of the BHP Group.

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

9.9    Taxation

The taxation discussion below describes the material Australian and US federal income tax consequences to a US holder owning BHP Group Limited ordinary shares or ADSs.

The following discussion is not relevant to non-US holders of BHP Group Limited ordinary shares or ADSs. By its nature, the commentary below is of a general nature and we recommend that holders of ordinary shares or ADSs consult their own tax advisers regarding the Australian and US federal, state and local tax and other tax consequences of owning and disposing of ordinary shares and ADSs in their particular circumstances.

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

This discussion of material tax consequences for US holders is based on the Australian and US laws currently in effect, the published practice of tax authorities in those jurisdictions and the double taxation treaties and conventions currently in existence. These laws are subject to change, possibly on a retroactive basis.

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

•

declared by BHP Group Limited to be conduit foreign income. Broadly, this means that the relevant part of the dividend is declared to have been paid out of foreign source amounts received by BHP Group Limited that are not subject to tax in Australia, such as dividends remitted to Australia by foreign subsidiaries.

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

In contrast, dividends (including other distributions treated as dividends for Australian tax purposes) paid by BHP Group Limited to a US holder may instead be taxed by assessment in Australia if the US holder:

•

is considered to be also an Australian resident for Australian tax purposes. In this case, any franking credits attached to the distribution will be creditable against their Australian income tax liability, and if the US holder is eligible for benefits under the Australian Tax Treaty as a treaty resident of the US, any remaining Australian tax will generally be capped at 15 per cent of the gross dividend; or

•

carries on business in Australia through a permanent establishment as defined in the Australian Tax Treaty, or performs personal services from a fixed base in Australia, and the shareholding in respect of which the dividend is paid is effectively connected with that permanent establishment or fixed base. However, in such a case any franking credits may be creditable against the Australian income tax liability.

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

•

the ordinary shares or ADSs constitute an ‘indirect Australian real property interest’ for Australian capital gains tax (CGT) purposes. This will generally be the case if the US holder (either alone or together with associates) directly or indirectly owns or owned 10 per cent or more of the issued share capital of BHP Group Limited at the time of the disposal or throughout a 12-month period during the two years prior to the time of disposal and, at the time of the disposal, the sum of the market values of BHP Group Limited’s assets that are taxable Australian real property (held directly or through interposed entities) exceeds the sum of the market values of BHP Group Limited’s assets (held directly or through interposed entities) that are not taxable Australian real property (which, for these purposes includes mining, quarrying or prospecting rights in respect of minerals, petroleum or quarry materials situated in Australia); or

•

the US holder is an individual who is not eligible for benefits under the Australian Tax Treaty as a treaty resident of the US and elected on becoming a non-resident of Australia to continue to have the ordinary shares or ADSs subject to Australian capital gains tax.

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

•

if the Investment Management Regime (IMR) applies to the US holder, which exempts from Australian income tax and CGT gains made on disposals by certain categories of non-resident funds (called IMR entities) of portfolio interests in Australian public companies (subject to a number of conditions). The IMR exemptions broadly apply to widely held IMR entities in relation to their direct investments and indirect investments made through an independent Australian fund manager. The exemptions apply to gains made by IMR entities that are treated as companies for Australian tax purposes as well as gains made by non-resident investors in IMR entities that are treated as trusts and partnerships for Australian tax purposes.

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

Passive Foreign Investment Company rules

We do not believe that the BHP Group Limited ordinary shares or ADSs will be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that was made at the end of FY2023 and thus may be subject to change. If BHP Group Limited were treated as a PFIC, any gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as a capital gain. Instead, a US holder would be treated as if it had realised such gain and certain ‘excess distributions’ ratably over its holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received with respect to ordinary shares or ADSs would not be eligible for the preferential tax rates applicable to dividend income if BHP Group Limited were a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income. Assuming the shares or ADSs are ‘marketable stock’, a US holder may mitigate the adverse tax consequences described above by electing to be taxed annually on a mark-to-market basis with respect to such shares or ADSs.

10    Glossary

10.1    Mining-related terms

3D

Three dimensional.

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

Development stage

Development stage, as used in “Additional Information — Information on mining operations”, refers to a property that has mineral reserves disclosed, pursuant to S-K 1300, but no material extraction.

Economically viable

Economically viable, when used in the context of mineral reserve determination, means that the qualified person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the mineral reserve is economically viable under reasonable investment and market assumptions.

Electrowinning/electrowon

An electrochemical process in which metal is recovered by dissolving a metal within an electrolyte and plating it onto an electrode.

Energy coal

Used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steaming or thermal coal.

Exploration stage

Exploration stage, as used in “Additional Information — Information on mining operations”, refers to a property that has no mineral reserves disclosed.

Feasibility study

Feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.

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

Indicated mineral resources

Indicated mineral resource is that part of a mineral resource for which quantity, grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

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

In situ

Situated in the original place.

JORC (Joint Ore Reserves Committee) Code

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

Limited geological evidence

Limited geological evidence, when used in the context of mineral resource determination, means evidence that is only sufficient to establish that geological and grade or quality continuity are more likely than not.

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

MAusIMM

Member of the Australasian Institute of Mining and Metallurgy.

MAusIMM (CP)

Member of the Australasian Institute of Mining and Metallurgy (Chartered Professional).

Material of economic interest

Material of economic interest, when used in the context of mineral resource determination, includes mineralisation, including dumps and tailings, mineral brines, and other resources extracted on or within the earth’s crust. It does not include oil and gas resources resulting from oil and gas producing activities, gases (e.g., helium and carbon dioxide), geothermal fields, and water.

Measured mineral resources

Measured mineral resource is that part of a mineral resource for which quantity, grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

Metallurgical coal

A broader term than coking coal, which includes all coals used in steelmaking, such as coal used for the pulverised coal injection process.

Mineral resource

A mineral resource is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralisation, taking into account relevant factors such as cut-off grade, likely mining dimensions, locations or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled.

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

Probable mineral reserves

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

Sub-level cave

An area within an underground mine which uses the sub-level cave method. This is where an orebody is extracted from the upper horizons first and mining progresses downwards level by level.

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

Total mineral reserves

The sum of proven and probable mineral reserves.

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

Yield

The percentage of material of interest that is extracted during mining and/or processing.

10.2    Terms used in reserves and resources

Ag	silver

Al2O3	alumina

Ash	inorganic material remaining after combustion

Au	gold

Cu	copper

CV	calorific value

Fe	iron

Insol.	insolubles

K2O	potassium oxide

KCl	potassium chloride

KCl.MgCl2.6H2O	carnallite

LOI	loss on ignition

LPL	Lower Patience Lake (stratigraphic unit)

MgO	magnesium oxide

Mo	molybdenum

Ni	nickel

P	phosphorous

PCI	pulverised coal injection

S	sulphur

U3O8	uranium oxide

VM	volatile matter

Zn	zinc

10.3    Units of measure

%	percentage or per cent

CO2-e	Carbon-dioxide equivalent

dmt	dry metric tonne

g/t	grams per tonne

ha	hectare

kcal/kg	kilocalories per kilogram

kg/tonne or kg/t	kilograms per tonne

km	kilometre

koz	thousand troy ounces

kt	kilotonnes

ktpa	kilotonnes per annum

ktpd	kilotonnes per day

kV	kilovolt

kW	kilowatt

kWh	kilowatt hour

lb	pound

m	metre

m3	cubic metre

ML	megalitre

Mt	million tonnes

Mtpa	million tonnes per annum

MW	megawatt

oz	troy ounce

ppm	parts per million

t	tonne

tpa	tonnes per annum

tpd	tonnes per day

wmt	wet metric tonnes

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

Assets

Assets are a set of one or more geographically proximate operations (including open-cut mines and underground mines). Assets include our operated and non-operated assets.

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

BMA

The BHP Mitsubishi Alliance

Board

The Board of Directors of BHP.

BOS

BHP Operating System.

Carbon credit

The reduction or removal of carbon dioxide, or the equivalent amount of a different greenhouse gas (GHG), using a process that measures, tracks and captures GHGs to compensate for an entity’s GHG emissions exuded elsewhere. Credits may be generated through projects in which GHG emissions are avoided, reduced, removed from the atmosphere or permanently stored (sequestration). Carbon credits are generally created and independently verified in accordance with either a voluntary program or under a regulatory program. The purchaser of a carbon credit can ‘retire’ or ‘surrender’ it to claim the underlying reduction towards their own GHG emissions reduction targets or goals or to meet legal obligations, which is also referred to as carbon offsetting or offsetting.

Carbon neutral

Carbon neutral includes all those greenhouse gas emissions as defined for BHP reporting purposes.

CBWT (context-based water targets)

Context-based water targets aim to address the water challenges shared by BHP and other stakeholders in the regions where we operate. These targets are based on what we heard from others and our own assessment of water-related risks and opportunities.

CEO Water Mandate

The CEO Water Mandate is a UN Global Compact initiative that mobilises business leaders on water, sanitation, and the Sustainable Development Goals. Companies that endorse the CEO Water Mandate commit to continuous progress against six core elements of their water stewardship practice and in so doing, better understand and manage their own water risks. The six core areas are: Direct Operations, Supply Chain & Watershed Management, Collective Action, Public Policy, Community Engagement and Transparency. BHP is an active signatory of the Mandate.

CO2-e (carbon dioxide equivalent)

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

Company

BHP Group Limited and its subsidiaries.

Continuing operations

Assets/operations/entities that are owned and/or operated by BHP, excluding assets/operations/ entities classified as Discontinued Operations.

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

DLC (Dual Listed Company)

BHP’s Dual Listed Company structure had two parent companies (BHP Group Limited and BHP Group Plc (now known as BHP Group (UK) Ltd)) operating as a single economic entity as a result of the DLC merger. The DLC structure was unified on 31 January 2022.

DLC Dividend Share

A share to enable a dividend to be paid by BHP Group Plc to BHP Group Limited or by BHP Group Limited to BHP Group Plc (as applicable) prior to unification of the DLC structure.

DLC merger

The Dual Listed Company merger between BHP Group Limited and BHP Group Plc (now known as BHP Group (UK) Ltd) on 29 June 2001.

ECR (Economic Contribution Report)

BHP’s Economic Contribution Report for the year ended 30 June 2023.

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

Equity share approach

A consolidation approach whereby a company accounts for greenhouse gas emissions from operations according to its share of equity in the operation. The equity share reflects economic interest, which is the extent of rights a company has to the risks and rewards flowing from an operation. Also see the definition for Operational control approach.

ESG

Environmental, Social and Governance.

Executive KMP (Key Management Personnel)

Executive Key Management Personnel includes the Executive Director (our CEO), the Chief Financial Officer, President Australia, President Americas, and the Chief Operating Officer. It does not include the Non-Executive Directors (our Board).

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

Fugitive methane emissions

Methane emissions that are not physically controlled but result from the intentional or unintentional releases of methane from coal mining.

Functions

Functions operate along global reporting lines to provide support to all areas of the organisation. Functions have specific accountabilities and deep expertise in areas such as finance, legal, governance, technology, human resources, corporate affairs, health, safety and community.

Future-facing commodity

A commodity that BHP determines to be positively leveraged in the energy transition and broader global response to climate change, with potential for decades-long demand growth to support emerging mega-trends like electrification and decarbonisation. Currently, the major commodities in the BHP portfolio that fall within this criterion include copper, nickel and potash.

GBF (Kunming-Montreal Global Biodiversity Framework)

The Kunming-Montreal Global Biodiversity Framework is a set of targets and goals adopted by the 15th Conference of Parties (COP15) to the United Nations Convention on Biological Diversity (CBD) in December 2022 that aims to address the loss of biodiversity and restore natural ecosystems by 2030.

Gearing ratio

The ratio of net debt to net debt plus net assets.

GHG (greenhouse gas)

For BHP reporting purposes, these are the aggregate anthropogenic carbon dioxide equivalent emissions of carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulphur hexafluoride (SF6). Nitrogen trifluoride (NF3) GHG emissions are currently not relevant for BHP reporting purposes. GHG emissions in this report are presented in tonnes CO2-e or its multiples, unless otherwise stated.

Global goal for nature

The global goal for nature defines what is needed to halt and reverse today’s current state of loss of nature. It is supported by a number of organisations that ask governments to adopt the goal at the international level, which each country, the private sector, communities and others can contribute to achieving.

Goal (in respect of greenhouse gas emissions)

An ambition to seek an outcome for which there is no current pathway(s), but for which efforts will be pursued towards addressing that challenge, subject to certain assumptions or conditions.

Green hydrogen

Hydrogen produced using electrolysis powered by renewable energy, with no associated Scope 1 or Scope 2 GHG emissions.

GRI (Global Reporting Initiative)

The Global Reporting Initiative works with businesses and governments to understand and communicate their impact on critical sustainability issues.

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

HPI (high-potential injuries)

High-potential injuries are recordable injuries and first aid cases where there was the potential for a fatality.

ICMM (International Council on Mining and Metals)

The International Council on Mining and Metals is an international organisation dedicated to a safe, fair and sustainable mining and metals industry.

IFRS (International Financial Reporting Standards)

Accounting standards as issued by the International Accounting Standards Board.

IPCC (Intergovernmental Panel on Climate Change)

The Intergovernmental Panel on Climate Change is the United Nations body for assessing the science related to climate change.

IUCN (International Union for Conservation of Nature)

The International Union for Conservation of Nature is an international organisation working in the field of nature conservation and sustainable use of natural resources.

KMP (Key Management Personnel)

Key Management Personnel (KMP) includes the roles which have the authority and responsibility for planning, directing and controlling the activities of BHP. These are Non-executive Directors, the CEO, the Chief Financial Officer, President Australia, President Americas and the Chief Operating Officer.

KPI (key performance indicator)

Used to measure the performance of the Group, individual businesses and executives in any one year.

Legacy assets

Legacy assets refer to those BHP operated assets, or part thereof, located in the Americas that are in the closure phase.

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

Nature positive

A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state. This definition comes from the Taskforce on Nature-related Financial Disclosures (TNFD) Framework – Beta release v0.1 and the World Business Council for Sustainable Development (WBCSD).

Net zero (for a BHP GHG reduction goal, target or pathway, or similar)

Net zero includes the use of carbon credits as governed by BHP’s approach to carbon offsetting described at bhp.com/climate.

Net zero (for industry sectors, the global economy, transition or future, or similar)

Net zero refers to a state in which the greenhouse gases (as defined in this Glossary) going into the atmosphere are balanced by removal out of the atmosphere.

NGER (National Greenhouse and Energy Reporting Scheme)

The Australian National Greenhouse and Energy Reporting scheme is a single national framework for reporting and disseminating company information about greenhouse gas emissions, energy production, energy consumption and other information specified under the National Greenhouse and Energy Reporting Act 2007 .

Nickel intermediates

Concentrate, matte, residue and mixed sulphides.

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

NSWEC

New South Wales Energy Coal

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

Offsetting (in relation to GHG emissions)

The use of carbon credits. Refer to the definition of carbon credit.

OFR

BHP’s Operating and Financial Review for the year ended 30 June 2023.

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

Operational control approach

A consolidation approach whereby a company accounts for 100 per cent of the greenhouse gas emissions over which it has operational control (a company is considered to have operational control over an operation if it or one of its subsidiaries has the full authority to introduce and implement its operating policies at the operation). It does not account for greenhouse gas emissions from operations in which it owns an interest but does not have operational control. Also see the definition for Equity share approach.

Operational GHG emissions (including operational emissions)

Our operational GHG emissions are the Scope 1 and Scope 2 GHG emissions from our operated assets.

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

Petroleum (asset group)

A group of oil and gas assets formerly operated by BHP before its merger with Woodside in June 2022. Petroleum’s core production operations were located in the US Gulf of Mexico, Australia and Trinidad and Tobago. Petroleum produced crude oil and condensate, gas and natural gas liquids.

PPA (power purchasing agreement)

An agreement between a vendor and purchaser for the sale of electricity, which may be wholly or partially renewable or low-carbon emissions energy and either physically supplied directly to the purchaser or for supply from an electricity grid.

PPE (personal protective equipment)

PPE means anything used or worn to minimise risk to a worker’s health and safety, including air supplied respiratory equipment.

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

BHP’s all-employee share purchase plan.

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

Sustainability (including sustainable and sustainably)

We describe our approach to sustainability and its governance in this Report, including OFR 6. Our references to sustainability (including sustainable and sustainably) in this Report and our other disclosures do not mean we will not have any adverse impact on the economy, the environment or society, and do not imply we will necessarily give primacy to consideration of, or achieve any absolute outcome in relation to, any one economic, environmental or social issue (such as zero GHG emissions or other environmental effects).

Target (in respect of greenhouse gas emissions)

An intended outcome in relation to which we have identified one or more pathways for delivery of that outcome, subject to certain assumptions or conditions.

TCFD (Task Force on Climate-Related Financial Disclosures)

The task force created by the Financial Stability Board to improve and increase reporting of climate-related financial information, which has released recommendations designed to help companies provide better information to investors and others about how they think about and assess climate-related risks and opportunities.

Third-party water

Water supplied by an entity external to the operational facility. Third-party water may contain water from three sources, surface water, groundwater and seawater.

Tier 1 asset

An asset that we believe is large, long life and low cost.

TNFD (Taskforce on Nature-Related Financial Disclosures)

The Taskforce on Nature-Related Financial Disclosures is a global, market-led initiative that aims to develop a risk management and disclosure framework for organisations to report and act on evolving nature-related dependencies, impacts, risks, and opportunities.

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

Underlying attributable profit

Profit/(loss) after taxation attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders as described in Financial Statements note 3 ‘Exceptional items’. For more information refer to OFR 10.

Underlying EBIT

Earnings before net finance costs, taxation expense, Discontinued operations and any exceptional items. Underlying EBIT includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit). For more information refer to OFR 10.

Underlying EBITDA

Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and exceptional items. Underlying EBITDA includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit). For more information refer to OFR 10.

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

United Nations SDGs (Sustainable Development Goals)

The Sustainable Development Goals, also known as the Global Goals, were adopted by the United Nations in 2015 as a universal call to action to end poverty, protect the planet, and ensure that by 2030 all people enjoy peace and prosperity.

WAF (Water Accounting Framework)

A common mining and metals industry approach to water accounting in Australia.

Water quality – Type 1

Water of high quality that would require minimal (if any) treatment to meet drinking water standards. This water is considered high-quality/ high-grade in the International Council on Mining and Metals (ICMM) ‘Good Practice’ Guide (2nd Edition) (2021).

Water quality – Type 2

Water of medium quality that would require moderate treatment to meet drinking water standards (it may have a high salinity threshold of no higher than 5,000 milligrams per litre total dissolved solids and other individual constituents). This water is considered high-quality/high-grade in the International Council on Mining and Metals (ICMM) ‘Good Practice’ Guide (2nd Edition) (2021).

Water quality – Type 3

Water of low quality that would require significant treatment to meet drinking water standards. It may have individual constituents with high values of total dissolved solids, elevated levels of metals or extreme levels of pH. This type of water also includes seawater. This water is considered low-quality/low-grade in the International Council on Mining and Metals (ICMM) ‘Good Practice’ Guide (2nd Edition) (2021).

WRSA (Water Resource Situational Analysis)

A Water Resource Situational Analysis is a holistic assessment of the water situation where an operated asset operates. The process is designed to describe the water challenges that partners and stakeholders share and the opportunities for collective action to address those challenges. The WRSA is prepared by a credible third party and draws on publicly available information and direct partner and stakeholder input. Within a defined area that includes the water resources that BHP interacts with, each WRSA includes assessment of:

•

the ongoing stability of the volume and quality of the water resources, taking into account interactions of all other parties and any related environmental, social or cultural values and climate change forecasts

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

Exhibit 1	Constitution

1.1	Constitution of BHP Group Limited, incorporating the amendments approved by shareholders at the 2022 General Meeting of BHP Group Limited on 20 January 2022 (incorporated by reference to Exhibit 1.1 to BHP’s Annual Report on Form 20-F (File No.: 001-09526) filed with the Securities and Exchange Commission on 6 September 2022)

Exhibit 2	Securities

*2.1	Description of Securities

Exhibit 4	Material Contracts

*4.1	Form of Service Agreement for Specified Executive (referred to in this Annual Report as the Key Management Personnel)

*4.2	BHP Group Limited Long Term Incentive Plan, approved by shareholders at the AGMs on 24 October 2013 and 21 November 2013 and as amended by the Board on 13 October 2022

4.3	Framework Agreement entered into on 2 March 2016 between Samarco Mineração S.A., Vale S.A. and BHP Billiton Brasil Ltda, the Federal Government of Brazil, the states of Espirito Santo and Minas Gerais and certain other public authorities in Brazil (incorporated by reference to Exhibit 4.3 to BHP’s Annual Report on Form 20-F (File No.: 001-09526) filed with the Securities and Exchange Commission on 6 September 2022)

Exhibit 8	List of Subsidiaries

*8.1	List of subsidiaries of BHP Group Limited

Exhibit 12	Certifications (section 302)

*12.1	Certification by Chief Executive Officer, Mr Mike Henry, dated 5 September 2023

*12.2	Certification by Chief Financial Officer, Mr David Lamont, dated 5 September 2023

Exhibit 13	Certifications (section 906)

*13.1	Certification by Chief Executive Officer, Mr Mike Henry, dated 5 September 2023

*13.2	Certification by Chief Financial Officer, Mr David Lamont, dated 5 September 2023

Exhibit 15	Consents

*15.1	Consent of Independent Registered Public Accounting firms Ernst & Young for incorporation by reference of audit reports in registration statements on Form F-3 and Form S-8

*15.2	Consents of Certain Qualified Persons for Technical Report Summary for Minera Escondida Limitada (1)

*15.3	Consents of Certain Qualified Persons for Technical Report Summary for Western Australia Iron Ore (1)

*15.4	Consents of Certain Qualified Persons for Technical Report Summary for Jansen Potash Project (1)

Exhibit 17	Guaranteed Securities

*17.1	List of subsidiary guarantors and issuers of guaranteed securities

Exhibit 96	Technical Report Summaries

*96.1	Technical Report Summary for Minera Escondida Limitada, effective 30 June 2022 (2)

*96.2	Technical Report Summary for Western Australia Iron Ore, effective 30 June 2022 (2)

*96.3	Technical Report Summary for Jansen Potash Project, effective 30 June 2022 (2)

Exhibit 101	Interactive Data File

Exhibit 104	Cover Page Interactive Data File

*104	Cover page Interactive Data File (embedded within the Inline XBRL document)

Footnotes

(1)	Relating solely to the information that supplemented the Technical Report Summary previously filed as an exhibit to BHP’s annual report on Form 20-F for the year ended 30 June 2022.

(2)

Restated solely to supplement the Technical Report Summary previously filed as an exhibit to BHP’s annual report on Form 20-F for the year ended 30 June 2022 to include the information set out in BHP’s correspondence with the Staff of the Securities and Exchange Commission, dated 8 May 2023 and 6 April 2023, respectively.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

BHP GROUP LIMITED

By: /s/ David Lamont

Name: David Lamont

Title: Chief Financial Officer

Date: 5 September 2023

Financial Statements

1    Consolidated Financial Statements
1.1    Consolidated Income Statement for the year ended 30 June 2023

		2023	2022	2021
	Notes	US$M	US$M	US$M
Continuing operations
Revenue	2	53,817	65,098	56,921
Other income	5	394	1,398	380
Expenses excluding net finance costs	5	(31,873)	(32,371)	(30,871)
Profit/(loss) from equity accounted investments, related impairments and expenses	31	594	(19)	(915)

Profit from operations		22,932	34,106	25,515

Financial expenses		(2,060)	(1,050)	(1,290)
Financial income		529	81	67

Net finance costs	23	(1,531)	(969)	(1,223)

Profit before taxation		21,401	33,137	24,292

Income tax expense		(6,691)	(10,430)	(10,376)
Royalty-related taxation (net of income tax benefit)		(386)	(307)	(240)

Total taxation expense	6	(7,077)	(10,737)	(10,616)

Profit after taxation from Continuing operations		14,324	22,400	13,676

Discontinued operations
Profit/(loss) after taxation from Discontinued operations	28	–	10,655	(225)

Profit after taxation from Continuing and Discontinued operations		14,324	33,055	13,451

Attributable to non-controlling interests		1,403	2,155	2,147
Attributable to BHP shareholders		12,921	30,900	11,304

Basic earnings per ordinary share (cents)	7	255.2	610.6	223.5
Diluted earnings per ordinary share (cents)	7	254.7	609.3	223.0
Basic earnings from Continuing operations per ordinary share (cents)	7	255.2	400.0	228.0
Diluted earnings from Continuing operations per ordinary share (cents)	7	254.7	399.2	227.5

The accompanying notes form part of these Financial Statements.

1.2    Consolidated Statement of Comprehensive Income for the year ended 30 June 2023

		2023	2022	2021
	Notes	US$M	US$M	US$M
Profit after taxation from Continuing and Discontinued operations		14,324	33,055	13,451
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Hedges:
Gains/(losses) taken to equity		95	(914)	863
(Gains)/losses transferred to the income statement		(148)	881	(837)
Loss transferred to initial carrying amount of hedged item		35	–	–
Exchange fluctuations on translation of foreign operations taken to equity		–	(5)	5
Exchange fluctuations on translation of foreign operations transferred to income statement		–	(54)	–
Tax recognised within other comprehensive income	6	5	10	(8)

Total items that may be reclassified subsequently to the income statement		(13)	(82)	23

Items that will not be reclassified to the income statement:
Re-measurement (losses)/gains on pension and medical schemes		(18)	24	58
Equity investments held at fair value		17	(8)	(2)
Tax recognised within other comprehensive income	6	7	(9)	(20)

Total items that will not be reclassified to the income statement		6	7	36

Total other comprehensive (loss)/income		(7)	(75)	59

Total comprehensive income		14,317	32,980	13,510

Attributable to non-controlling interests		1,400	2,160	2,158
Attributable to BHP shareholders		12,917	30,820	11,352

The accompanying notes form part of these Financial Statements.

1.3    Consolidated Balance Sheet as at 30 June 2023

		2023	2022
	Notes	US$M	US$M
ASSETS
Current assets
Cash and cash equivalents	21	12,428	17,236
Trade and other receivables	8	4,594	5,426
Other financial assets	24	470	629
Inventories	10	5,220	4,935
Current tax assets		508	263
Other		131	175

Total current assets		23,351	28,664

Non-current assets
Trade and other receivables	8	148	153
Other financial assets	24	1,115	802
Inventories	10	1,403	1,315
Property, plant and equipment	11	71,818	61,295
Intangible assets	12	1,610	1,369
Investments accounted for using the equity method	31	1,620	1,420
Deferred tax assets	14	56	56
Other		175	92

Total non-current assets		77,945	66,502

Total assets		101,296	95,166

LIABILITIES
Current liabilities
Trade and other payables	9	6,296	6,687
Interest bearing liabilities	21	7,173	2,622
Other financial liabilities	24	402	579
Current tax payable		611	3,032
Provisions	4,15,20,27	4,514	3,965
Deferred income		47	34

Total current liabilities		19,043	16,919

Non-current liabilities
Trade and other payables	9	4	–
Interest bearing liabilities	21	15,172	13,806
Other financial liabilities	24	2,157	1,997
Non-current tax payable		68	87
Deferred tax liabilities	14	4,299	3,063
Provisions	4,15,20,27	11,973	10,478
Deferred income		50	50

Total non-current liabilities		33,723	29,481

Total liabilities		52,766	46,400

Net assets		48,530	48,766

EQUITY
Share capital		4,737	4,638
Treasury shares		(41)	(31)
Reserves	18	13	12
Retained earnings		39,787	40,338

Total equity attributable to BHP shareholders		44,496	44,957
Non-controlling interests	18	4,034	3,809

Total equity		48,530	48,766

The accompanying notes form part of these Financial Statements.
The Financial Statements were approved by the Board of Directors on 22 August 2023 and signed on its behalf by:

Ken MacKenzie	Mike Henry
Chair	Chief Executive Officer

1.4    Consolidated Cash Flow Statement for the year ended 30 June 2023

		2023	2022	2021
	Notes	US$M	US$M	US$M
Operating activities
Profit before taxation from Continuing operations		21,401	33,137	24,292
Adjustments for:
Depreciation and amortisation expense		5,061	5,683	5,084
Impairments of property, plant and equipment, financial assets and intangibles		75	515	2,507
Net finance costs		1,531	969	1,223
(Profit)/loss from equity accounted investments, related impairments and expenses		(594)	19	915
Other		546	(350)	573
Changes in assets and liabilities:
Trade and other receivables		867	(703)	(2,389)
Inventories		(44)	(865)	(405)
Trade and other payables		(1,086)	727	1,149
Provisions and other assets and liabilities		131	(248)	486

Cash generated from operations		27,888	38,884	33,435
Dividends received		347	1,018	728
Interest received		545	58	97
Interest paid		(1,090)	(657)	(766)
Proceeds/(settlements) of cash management related instruments		331	378	(401)
Net income tax and royalty-related taxation refunded		232	105	222
Net income tax and royalty-related taxation paid		(9,552)	(10,501)	(7,432)

Net operating cash flows from Continuing operations		18,701	29,285	25,883

Net operating cash flows from Discontinued operations	28	–	2,889	1,351

Net operating cash flows		18,701	32,174	27,234

Investing activities
Purchases of property, plant and equipment		(6,733)	(5,855)	(5,612)
Exploration and evaluation expenditure		(350)	(256)	(192)
Exploration and evaluation expenditure expensed and included in operating cash flows		294	199	134
Investment in subsidiaries, operations and joint operations, net of cash	29	(5,868)	–	–
Net investment and funding of equity accounted investments		(557)	(266)	(553)
Proceeds from sale of assets		444	221	158
Proceeds/(settlements) from sale of subsidiaries, operations and joint operations net of their cash		82	1,255	(3)
Other investing		(377)	(271)	(257)

Net investing cash flows from Continuing operations		(13,065)	(4,973)	(6,325)

Net investing cash flows from Discontinued operations	28	–	(904)	(1,520)

Net cash completion payment on merger of Petroleum with Woodside	28	–	(683)	–

Cash and cash equivalents disposed on merger of Petroleum with Woodside	28	–	(399)	–

Net investing cash flows		(13,065)	(6,959)	(7,845)

Financing activities
Proceeds from interest bearing liabilities		8,182	1,164	568
(Settlements)/proceeds of debt related instruments		(677)	–	167
Repayment of interest bearing liabilities		(3,289)	(3,358)	(8,357)
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts		(88)	(149)	(234)
Dividends paid		(13,268)	(17,851)	(7,901)
Dividends paid to non-controlling interests		(1,175)	(2,540)	(2,127)

Net financing cash flows from Continuing operations		(10,315)	(22,734)	(17,884)

Net financing cash flows from Discontinued operations	28	–	(33)	(38)

Net financing cash flows		(10,315)	(22,767)	(17,922)

Net (decrease)/increase in cash and cash equivalents from Continuing operations		(4,679)	1,578	1,674
Net increase/(decrease) in cash and cash equivalents from Discontinued operations		–	1,952	(207)
Net cash completion payment on merger of Petroleum with Woodside		–	(683)	–
Cash and cash equivalents disposed on merger of Petroleum with Woodside		–	(399)	–
Cash and cash equivalents, net of overdrafts, at the beginning of the financial year		17,236	15,246	13,426
Foreign currency exchange rate changes on cash and cash equivalents		(134)	(458)	353

Cash and cash equivalents, net of overdrafts, at the end of the financial year	21	12,423	17,236	15,246

The accompanying notes form part of these Financial Statements.

1.5    Consolidated Statement of Changes in Equity for the year ended 30 June 2023

	Attributable to BHP shareholders
	BHP Group Limited
US$M	Share capital	Treasury shares	Reserves	Retained earnings	Total equity attributable to BHP shareholders	Non- controlling interests	Total equity

Balance as at 1 July 2022	4,638	(31)	12	40,338	44,957	3,809	48,766

Total comprehensive income	–	–	4	12,913	12,917	1,400	14,317
Transactions with owners:
BHP Group Limited shares issued	99	(99)	–	–	–	–	–
Purchase of shares by ESOP Trusts	–	(88)	–	–	(88)	–	(88)
Employee share awards exercised net of employee contributions net of tax	–	177	(132)	(45)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	(1)	1	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	130	–	130	–	130
Dividends	–	–	–	(13,420)	(13,420)	(1,175)	(14,595)

Balance as at 30 June 2023	4,737	(41)	13	39,787	44,496	4,034	48,530

	Attributable to BHP shareholders
	Share capital		Treasury shares		Reserves	Retained earnings	Total equity attributable to BHP shareholders
US$M	BHP Group Limited	BHP Group Plc	BHP Group Limited	BHP Group Plc				Non- controlling interests	Total equity

Balance as at 1 July 2021	1,111	1,057	(32)	(1)	2,350	46,779	51,264	4,341	55,605

Total comprehensive income	–	–	–	–	(90)	30,910	30,820	2,160	32,980
Transactions with owners:
BHP Group Limited shares issued	172	–	(172)	–	–	–	–	–	–
Purchase of shares by ESOP Trusts	–	–	(148)	(1)	–	–	(149)	–	(149)
Employee share awards exercised net of employee contributions net of tax	–	–	321	2	(207)	(116)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	–	–	(30)	30	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	–	–	143	–	143	–	143
Corporate structure unification	3,355	(1,057)	–	–	(2,298)	–	–	–	–
Dividends	–	–	–	–	–	(17,720)	(17,720)	(2,540)	(20,260)
In specie dividend on merger of Petroleum with Woodside	–	–	–	–	–	(19,559)	(19,559)	–	(19,559)
Divestment of subsidiaries, operations and joint operations	–	–	–	–	–	–	–	(157)	(157)
Transfers within equity on divestment of subsidiaries, operations and joint operations	–	–	–	–	(14)	14	–	–	–
Equity contributed net of tax	–	–	–	–	158	–	158	5	163

Balance as at 30 June 2022	4,638	–	(31)	–	12	40,338	44,957	3,809	48,766

Balance as at 1 July 2020	1,111	1,057	(5)	–	2,306	43,396	47,865	4,310	52,175

Total comprehensive income	–	–	–	–	22	11,330	11,352	2,158	13,510
Transactions with owners:
Purchase of shares by ESOP Trusts	–	–	(229)	(5)	–	–	(234)	–	(234)
Employee share awards exercised net of employee contributions net of tax	–	–	202	4	(149)	(57)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	–	–	(4)	4	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	–	–	175	–	175	–	175
Dividends	–	–	–	–	–	(7,894)	(7,894)	(2,127)	(10,021)

Balance as at 30 June 2021	1,111	1,057	(32)	(1)	2,350	46,779	51,264	4,341	55,605

The accompanying notes form part of these Financial Statements.

Basis of preparation
The Consolidated Financial Statements (Financial Statements) comprise BHP Group Limited (BHP or the Company) together with its controlled entities (Group) for the year ended 30 June 2023. BHP Group Limited, incorporated and domiciled in Australia, is a for-profit company limited by shares which are publicly traded on the Australian Securities Exchange. BHP Group Limited also has a standard listing on the London Stock Exchange (LSE), a secondary listing on the Johannesburg Stock Exchange and is listed on the New York Stock Exchange (NYSE) in the United States.
Prior to 31 January 2022, BHP Group Limited and BHP Group Plc, an incorporated UK-listed company, operated together as a single-for-profit economic entity under a Dual Listed Company (DLC) structure comprising a common Board of Directors, unified management structure and joint objectives. On 31 January 2022, BHP unified its corporate structure under BHP Group Limited.
Directors of BHP have included information in the Financial Statements they deem to be material and relevant to the understanding of the Financial Statements. Disclosure may be considered material and relevant if the dollar amount is significant due to its size or nature, or the information is important to understand the:

•	Group’s current year results

•	impact of significant changes in the Group’s business or

•	aspects of the Group’s operations that are important to future performance
The Board of Directors resolved to authorise the issue of the financial report on 22 August 2023.
Basis of preparation and measurement
The Group’s Financial Statements as at and for the year ended 30 June 2023:

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

•
adopt all new and amended standards and interpretations under IFRS that are mandatory for application in periods beginning on 1 July 2022. None had a significant impact on the Financial Statements. Refer note 39 ‘New and amended accounting standards and interpretations and changes to accounting policies’ for details

•
have not early adopted any standards and interpretations that have been issued or amended but are not yet effective, other than as outlined in note 39 ‘New and amended accounting standards and interpretations and changes to accounting policies’

The accounting policies are consistently applied by all entities included in the Financial Statements.
In assessing the appropriateness of the going concern assumption over the going concern period, management has stress tested BHP’s most recent financial projections to incorporate a range of potential future outcomes by considering BHP’s principal risks. The Group’s financial forecasts, including downside commodity price and production scenarios, demonstrate that the Group believes that it has sufficient financial resources to meet its obligations as they fall due throughout the going concern period. As such, the Financial Statements continue to be prepared on the going concern basis.
Principles of consolidation
In preparing the Financial Statements, the effects of all intragroup balances and transactions have been eliminated.
A list of significant entities in the Group, including subsidiaries, joint arrangements and associates at 30 June 2023 is contained in note 30 ‘Subsidiaries’, note 31 ‘Investments accounted for using the equity method’ and note 32 ‘Interests in joint operations’.
Subsidiaries:
The Financial Statements of the Group include the consolidation of BHP Group Limited (the Company or parent entity) and its subsidiaries, being the entities controlled by the parent entity during the year (and, in prior periods, BHP Group Plc and its subsidiaries while the DLC was in effect). Control exists where the Group:

•	has power over the investee

•	is exposed to, or has rights to, variable returns from its involvement with the entity

•	has the ability to affect those returns through its power to direct the activities of the entity

The ability to approve the operating and capital budget of an entity and the ability to appoint key management personnel are decisions that demonstrate that the Group has the existing rights to direct the relevant activities of an entity.
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
The financial information of subsidiaries is prepared for the same reporting period as the Group. The acquisition method of accounting is used to account for the Group’s business combinations.
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

Further information regarding the Group’s significant judgements and key estimates and assumptions, being those where changes may materially affect financial results and the carrying amount of assets and liabilities to be reported in the next reporting period, are embedded within the following notes:

Note
4	Significant events – Samarco dam failure
6	Taxation
11	Overburden removal costs
11	Depreciation of property, plant and equipment
13	Impairment of non-current assets
15	Closure and rehabilitation provisions
22	Leases
29	Business combinations

Additional information including sensitivity analysis, where appropriate, has been provided in the relevant notes to enhance an understanding of the impact of key estimates and assumptions on the Group’s financial position and performance.

Reserve estimates

Estimates are used in the determination of stripping ratios and mineral reserves by component. For purposes of the Group’s Financial Statements, reserves estimates are based on internally generated, projected long-term commodity prices and current operating costs used in studies for development projects.

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

1.6     Notes to the Financial Statements
Performance
1     Segment reporting
Reportable segments
The Group operated three reportable segments during FY2023, which are aligned with the commodities that are extracted and marketed and reflect the structure used by the Group’s management to assess the performance of the Group.

Reportable segment	Principal activities

Copper	Mining of copper, silver, zinc, molybdenum, uranium and gold

Iron Ore	Mining of iron ore

Coal	Mining of metallurgical coal and energy coal
Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West, West Musgrave, legacy assets and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments.

Year ended 30 June 2023 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	16,027	24,812	10,958	2,020	53,817
Inter-segment revenue	–	–	–	–	–

Total revenue	16,027	24,812	10,958	2,020	53,817

Underlying EBITDA	6,653	16,692	4,998	(387)	27,956

Depreciation and amortisation	(1,810)	(1,993)	(697)	(561)	(5,061)
Impairment losses 1	(33)	(28)	(6)	(8)	(75)

Underlying EBIT	4,810	14,671	4,295	(956)	22,820

Exceptional items 2	471	(295)	–	(64)	112
Net finance costs					(1,531)

Profit before taxation					21,401

Capital expenditure (cash basis)	2,698	1,966	657	1,412	6,733

Profit/(loss) from equity accounted investments, related impairments and expenses	854	(256)	–	(4)	594

Investments accounted for using the equity method	1,530	–	–	90	1,620

Total assets	40,366	25,025	11,087	24,818	101,296

Total liabilities	5,824	8,382	3,821	34,739	52,766

Year ended 30 June 2022 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	16,849	30,767	15,549	1,933	65,098
Inter-segment revenue	–	–	–	–	–

Total revenue	16,849	30,767	15,549	1,933	65,098

Underlying EBITDA	8,565	21,707	9,504	858	40,634

Depreciation and amortisation	(1,765)	(2,203)	(762)	(953)	(5,683)
Impairment losses 1	(470)	(33)	(9)	(3)	(515)

Underlying EBIT	6,330	19,471	8,733	(98)	34,436

Exceptional items 2	(81)	(648)	849	(450)	(330)
Net finance costs					(969)

Profit before taxation					33,137

Capital expenditure (cash basis)	2,528	1,848	621	858	5,855

Profit/(loss) from equity accounted investments, related impairments and expenses	577	(595)	–	(1)	(19)

Investments accounted for using the equity method	1,415	–	–	5	1,420

Total assets	32,762	24,613	11,524	26,267	95,166

Total liabilities	5,342	7,790	3,874	29,394	46,400

Year ended 30 June 2021 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	15,726	34,475	5,154	1,566	56,921
Inter-segment revenue	–	–	–	–	–

Total revenue	15,726	34,475	5,154	1,566	56,921

Underlying EBITDA	8,489	26,278	288	18	35,073

Depreciation and amortisation	(1,608)	(1,971)	(845)	(660)	(5,084)
Impairment losses 1	(72)	(13)	(20)	(31)	(136)

Underlying EBIT	6,809	24,294	(577)	(673)	29,853

Exceptional items 2	(144)	(1,319)	(1,567)	(1,308)	(4,338)
Net finance costs					(1,223)

Profit before taxation					24,292

Capital expenditure (cash basis)	2,180	2,188	579	665	5,612

Profit/(loss) from equity accounted investments, related impairments and expenses	692	(1,126)	(480)	(1)	(915)

Investments accounted for using the equity method	1,482	–	–	260	1,742

Total assets 3	31,517	26,171	11,030	40,209	108,927

Total liabilities 3	4,589	7,508	3,518	37,707	53,322

1	Impairment losses exclude exceptional items of US$ nil (2022: US$ nil; 2021: US$2,371 million).

2
Exceptional items reported in Copper and Group and unallocated include fair value changes on
Samarco related

forward exchange derivatives of US$471 million (2022: US$(81) million; 2021: US$136 million), Samarco dam failure costs of US$(64) million (2022: US$(13) million; 2021: US$(14) million), and Samarco related other income of US$ nil (2022: US$ nil; 2021: US$34 million). Refer to note 3 ‘Exceptional items’ for further information.

3
Group and unallocated FY2021 total assets and total liabilities include Petroleum assets and liabilities that were disclosed as part of the Petroleum segment before the merger of the Group’s oil and gas portfolio with Woodside Energy Group Ltd (‘Woodside’) in FY2022.

Geographical information

	Revenue by location of customer
	2023	2022	2021
	US$M	US$M	US$M
Australia	1,702	1,649	1,871
Europe	1,961	2,129	886
China	31,205	36,618	39,653
Japan	6,971	8,401	4,387
India	3,447	5,215	2,189
South Korea	2,997	4,786	3,420
Rest of Asia	3,583	4,303	2,934
North America	1,382	1,282	1,147
South America	569	715	426
Rest of world	–	–	8

	53,817	65,098	56,921

	Non-current assets by location of assets
	2023	2022	2021
	US$M	US$M	US$M
Australia	51,961	43,250	48,612
North America	5,081	3,964	9,701
South America	19,047	18,280	18,548
Rest of world	685	150	1,851
Unallocated assets 1	1,171	858	3,522

	77,945	66,502	82,234

1	Unallocated assets comprise deferred tax assets and other financial assets.
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
investment.

2    Revenue
Revenue by segment and asset

	2023	2022	2021
	US$M	US$M	US$M
Escondida	8,847	9,500	9,470
Pampa Norte	2,491	2,670	1,801
Copper South Australia 1	2,806	1,776	2,211
Third-party products	1,863	2,903	2,244
Other	20	–	–

Total Copper 2	16,027	16,849	15,726

Western Australia Iron Ore	24,678	30,632	34,337
Third-party products	21	19	18
Other	113	116	120

Total Iron Ore	24,812	30,767	34,475

BHP Mitsubishi Alliance	7,652	10,254	3,537
New South Wales Energy Coal	3,306	3,035	839
Other 3	–	2,260	778

Total Coal 4	10,958	15,549	5,154

Group and unallocated items 5	2,020	1,933	1,566
Inter-segment adjustment	–	–	–

Total revenue	53,817	65,098	56,921

1	Includes Olympic Dam as well as Prominent Hill and Carrapateena since acquisition on 2 May 2023 as part of the acquisition of OZ Minerals Ltd (OZL).

2
Total Copper revenue includes: copper US$14,902 million (2022: US$15,992 million; 2021: US$14,812 million) and other US$1,125 million (2022: US$857 million; 2021: US$914 million). Other consists of silver, zinc, molybdenum, uranium and gold.

3	Comparative periods include revenue related to BHP Mitsui Coal (BMC) divested in May 2022.

4	Total Coal revenue includes: metallurgical coal US$7,430 million (2022: US$11,990 million; 2021: US$4,260 million) and energy coal US$3,528 million (2022: US$3,559 million; 2021: US$894 million).

5	Group and unallocated items revenue includes: Nickel West US$2,009 million (2022: US$1,926 million; 2021: US$1,545 million) and other revenue US$11 million (2022: US$7 million; 2021: US$21 million).
Revenue consists of revenue from contracts with customers of US$53,910 million (2022: US$65,504 million; 2021: US$55,562 million) and other revenue predominantly relating to provisionally priced sales of US$(93) million (2022: US$(406) million; 2021: US$1,359 million).
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
is included within revenue. Where a
by-product
is not significant, revenue is credited against costs.
The Group applies the following practical expedients:

•	expected consideration is not adjusted for the effects of the time value of money if the period between the delivery and when the customer pays for the promised good or service is one year or less

•
no disclosure is provided for information relating to unfulfilled performance obligations, either due to the expected duration of the contract term being one year or less, or for longer term contracts, because the entity has a right to consideration (and can recognise revenue) for goods delivered

3     Exceptional items
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

Year ended 30 June 2023	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Samarco dam failure	(340)	17	(323)
Chilean tax reform	–	(283)	(283)

Total	(340)	(266)	(606)

Attributable to non-controlling interests	–	(107)	(107)
Attributable to BHP shareholders	(340)	(159)	(499)

Samarco Mineração S.A. (Samarco) dam
failure
The
loss of US$

 million (after tax) relates to the Samarco dam failure, which occurred in November 2015, and comprises the following:

Year ended 30 June 2023	US$M
Other income	–
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(103)
Profit/(loss) from equity accounted investments, related impairments and expenses:
Samarco dam failure provision	(256)
Fair value change on forward exchange derivatives	471
Net finance costs	(452)
Income tax benefit	17

Total 1	(323)

1	Refer to note 4 ‘Significant events – Samarco dam failure’ for further information.
Chilean tax reform
On 17 May 2023, the Chilean Lower House approved a Royalty Bill which will implement a 1 per cent royalty on revenues, a margin based tax with rates ranging between 8 per cent and 26 per cent, and a 46.5 per cent cap to the overall Chilean tax burden of mining companies.
The President of the Lower House formally declared the legislative process complete on 12 June 2023, following receipt of the Chilean President’s formal confirmation that he had waived his veto power to oppose any of the provisions of the Royalty Bill.
On 13 July 2023, the Constitutional Court finalised its review of certain aspects of the Royalty Bill, relating only to the distribution of proceeds. Applying judgement, it was determined that the proposed tax rates were substantively enacted prior to 30 June 2023, as the scope of the Constitutional Court review did not extend to reviewing the tax rates.
While the timing of when the Group’s operations will be impacted by the reform depends on existing stability agreements, relevant deferred tax positions have been remeasured by US$283 million in the Group’s FY2023 financial statements.
The exceptional items relating to the years ended 30 June 2022 and 30 June 2021 are detailed below.
30 June 2022

Year ended 30 June 2022	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Samarco dam failure	(1,032)	(31)	(1,063)
Impairment of US deferred tax assets	–	(423)	(423)
Corporate structure unification costs	(428)	–	(428)
BHP Mitsui Coal (BMC) gain on disposal	840	–	840

Total	(620)	(454)	(1,074)

Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(620)	(454)	(1,074)

Samarco Mineração S.A. (Samarco) dam failure
The loss of US$1,063 million related to the Samarco dam failure, which occurred in November 2015, and comprises the following:

Year ended 30 June 2022	US$M
Other income	–
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(66)
Profit/(loss) from equity accounted investments, related impairments and expenses:
Samarco impairment expense	–
Samarco dam failure provision	(595)
Fair value change on forward exchange derivatives	(81)
Net finance costs	(290)
Income tax expense	(31)

Total 1	(1,063)

1	Refer to note 4 ‘Significant events – Samarco dam failure’ for further information.

Impairment of US deferred tax assets
The Group recognised an impairment charge of US$423 million (after tax) in relation to deferred tax assets where the recoverability had historically been reliant on Petroleum earnings in the same tax group. While these tax assets remained with the Group following the merger of the Group’s oil and gas portfolio with Woodside, the impairment charge reflected the extent of other forecasted future earnings against which the assets can be recovered.
Corporate structure unification costs
The Group incurred transaction costs associated with the unification of the Group corporate structure under its existing Australian parent company, BHP Group Limited, which was completed on 31 January 2022.
BHP Mitsui Coal (BMC) gain on disposal
On 3 May 2022 the Group sold its 80 per cent interest in BHP Mitsui Coal Pty Ltd (BMC) to Stanmore SMC Holdings Pty Ltd, a wholly owned subsidiary of Stanmore Resources Limited (Stanmore Resources).
Stanmore Resources paid US$1.1 billion cash consideration at completion plus a preliminary completion adjustment of US$218 million for working capital. Deferred consideration of US$
222
million comprised US$100 million in cash, outstanding at 30 June 2022 and subsequently received on 3 November 2022, with potential for an additional amount of up to US$150 million (US$122 million discounted) in a price-linked earnout payable in the 2024 calendar year.

Details of the gain on disposal is as follows:	US$M
BHP share of net assets disposed	631

Gross consideration	1,318
Transaction and other directly applicable costs	(69)
Income tax expense	–
Deferred consideration	222

Gain on disposal	840

30 June 2021

Year ended 30 June 2021	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Samarco dam failure	(1,087)	(71)	(1,158)
COVID-19 related costs	(499)	138	(361)
Impairment of Energy coal assets	(1,523)	(651)	(2,174)
Impairment of Potash assets	(1,314)	(473)	(1,787)

Total	(4,423)	(1,057)	(5,480)

Attributable to non-controlling interests	(34)	10	(24)
Attributable to BHP shareholders	(4,389)	(1,067)	(5,456)

Samarco Mineração S.A. (Samarco) dam failure
The loss of US$1,158 million related to the Samarco dam failure, which occurred in November 2015, and comprises the following:

Year ended 30 June 2021	US$M
Other income	34
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(46)
Profit/(loss) from equity accounted investments, related impairments and expenses:
Samarco impairment expense	(111)
Samarco dam failure provision	(1,015)
Fair value change on forward exchange derivatives	136
Net finance costs	(85)
Income tax expense	(71)

Total 1	(1,158)

1	Refer to note 4 ‘Significant events – Samarco dam failure’ for further information.

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
However, as the pandemic has continued to evolve, certain impacts that were initially considered to be potentially short-term in nature are now expected to continue over a number of reporting periods. These activities are now considered to be part of business as usual operations and, as such, from FY2022 any incremental costs have not been classified as an exceptional item.
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
Impairment of Potash assets
The Group recognised an impairment charge of US$1,787 million (after tax) in relation to Potash. The impairment charge reflected an analysis of market perspectives and the value that we expected a market participant to attribute to our investments to date.
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
Samarco is jointly owned by BHP Billiton Brasil Ltda (BHP Brasil) and Vale S.A. (Vale). BHP Brasil’s 50 per cent interest is accounted for as an equity accounted joint venture investment. BHP Brasil does not separately recognise its share of the underlying assets and liabilities of Samarco, but instead records the investment as one line on the balance sheet. Each period, BHP Brasil recognised its 50 per cent share of Samarco’s profit or loss and adjusted the carrying value of the investment in Samarco accordingly. Such adjustment continued until the investment carrying value was reduced to US$ nil, with any additional share of Samarco losses only recognised to the extent that BHP Brasil has an obligation to fund the losses. After applying equity accounting, any remaining carrying value of the investment is tested for impairment.
Any charges relating to the Samarco dam failure incurred directly by BHP Brasil or other BHP entities are recognised 100 per cent in the Group’s results.
The financial impacts of the Samarco dam failure on the Group’s income statement, balance sheet and cash flow statement for the year ended 30 June 2023 are shown in the tables below and have been treated as an exceptional item.

Financial impacts of Samarco dam failure	2023	2022	2021
	US$M	US$M	US$M
Income statement
Other income 1	–	–	34
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure 2	(103)	(66)	(46)
Profit/(loss) from equity accounted investments, related impairments and expenses:
Samarco impairment expense 3	–	–	(111)
Samarco dam failure provision 4	(256)	(595)	(1,015)
Fair value change on forward exchange derivatives 5	471	(81)	136

Profit/(loss) from operations	112	(742)	(1,002)
Net finance costs 6	(452)	(290)	(85)

Loss before taxation	(340)	(1,032)	(1,087)
Income tax benefit/(expense) 7	17	(31)	(71)

Loss after taxation	(323)	(1,063)	(1,158)

Balance sheet movement
Trade and other payables	(6)	(1)	(5)
Derivatives	337	(160)	136
Tax liabilities	17	(31)	(71)
Provisions	(260)	(629)	(741)

Net decrease/(increase) in liabilities	88	(821)	(681)

		2023		2022		2021
		US$M		US$M		US$M
Cash flow statement
Loss before taxation		(340)		(1,032)		(1,087)
Adjustments for:
Samarco impairment expense 3	–		–		111
Samarco dam failure provision 4	256		595		1,015
Fair value change on forward exchange derivatives 5	(471)		81		(136)
Proceeds of cash management related instruments	134		79		–
Net finance costs 6	452		290		85
Changes in assets and liabilities:
Trade and other payables	6		1		5

Net operating cash flows		37		14		(7)

Net investment and funding of equity accounted investments 8		(448)		(256)		(470)

Net investing cash flows		(448)		(256)		(470)

Net decrease in cash and cash equivalents		(411)		(242)		(477)

1	Proceeds from insurance settlements.

2	Includes legal and advisor costs incurred.

3	Impairment expense from working capital funding provided during the period.

4	US$(33) million (2022: US$691 million; 2021: US$836 million) change in estimate and US$289 million (2022: US$(96) million; 2021: US$179 million) exchange translation.

5
The Group enters into forward exchange contracts to limit the Brazilian reais exposure on the dam failure provision. While not applying hedge accounting, the fair value changes in the forward exchange instruments are recorded within Profit/(loss) from equity accounted investments, related impairments and expenses in the Income Statement.

6	Amortisation of discounting of provision.

7	Includes tax on forward exchange derivatives and other taxes incurred during the period.

8
Includes US$ nil (2022: US$ nil; 2021: US$(111) million) funding provided during the period and US$(448) million (2022: US$(256) million; 2021: US$(359) million) utilisation of the Samarco dam failure provision.

Equity accounted investment in Samarco
BHP Brasil’s investment in Samarco remains at US$ nil. No dividends have been received by
BHP Brasil from Samarco during the period and Samarco currently does not have profits available for distribution.
Provision related to the Samarco dam failure

		2023		2022
		US$M		US$M
At the beginning of the financial year		3,421		2,792
Movement in provision		260		629
Comprising:
Utilised	(448)		(256)
Adjustments charged to the income statement:
Change in cost estimate	(33)		691
Amortisation of discounting impacting net finance costs	452		290
Exchange translation	289		(96)

At the end of the financial year		3,681		3,421

Comprising:
Current		1,876		1,815
Non-current		1,805		1,606

At the end of the financial year		3,681		3,421

Samarco dam failure provision and contingencies
As at 30 June 2023, BHP Brasil has identified a provision and certain contingent liabilities arising as a consequence of the Samarco dam failure. The provision only reflects the future cost estimates associated with the delivery of programs set out in the Framework Agreement (see below).
Contingent liabilities will only be resolved when one or more uncertain future events occur or related impacts become capable of reliable measurement and, as such, determination of contingent liabilities disclosed in the financial statements requires significant judgement regarding the outcome of future events. A number of the claims below do not specify the amount of damages sought and, where this is
specified, amounts could change as the matter progresses.
Ultimately, future changes in all those matters for which a provision has been recognised
or
contingent liability disclosed could have a material adverse impact on BHP’s business, competitive position, cash flows, prospects, liquidity and shareholder returns.

F-1
6

The following table summarises the current status of significant ongoing matters relating to the Samarco dam failure, along with developments during the financial year, and the associated treatment in the Financial Statements:

Item	Provision	Contingent liability
Samarco dam failure – Framework Agreement	✔	X
On 2 March 2016, BHP Brasil, Samarco and Vale entered into a Framework Agreement with the Federal Government of Brazil, the states of Espirito Santo and Minas Gerais, and certain other public authorities to establish a foundation (Fundação Renova) that is developing and executing environmental and socio-economic programs (Programs) to remediate and provide compensation for damage caused by the Samarco dam failure (the Framework Agreement). Key programs include those for financial assistance and compensation of impacted persons and those for remediation of impacted areas and resettlement of impacted communities.

Samarco has primary responsibility for funding Fundação Renova with each of BHP Brasil and Vale having
secondary funding obligations in proportion to their 50 per cent shareholding in Samarco. While Samarco has recommenced operations, Samarco’s long-term cash flow generation remains highly sensitive to factors including returning to full production capacity, commodity prices and foreign exchange rates. Further, under the proposed resolution to the Samarco Judicial Reorganisation (refer to Samarco Judicial Reorganisation below), Samarco’s funding of Fundação Renova would be capped at US$1 billion for the period CY2024 to CY2030.

Given the proposed Sama
rc
o funding cap and uncertainty associated with Samarco’s long-term cash flow generation, BHP Brasil has recognised a provision reflecting the Group’s current best estimate of the costs to be incurred in completing the Programs under the Framework Agreement.

Uncertainty exists around the scope and cost of the programs, including as a result of ongoing legal actions in relation to the number of individuals eligible for compensation and the amount of damages to which they are entitled. Further, the provision reflects only the estimated cost of completing the Programs as the Group is unable to provide a range of possible outcomes or a reliable estimate of other existing or future claims (as outlined below).

Federal Public Prosecution Office claim	X	✔
BHP Brasil is among the defendants named in a claim brought by the Federal Public Prosecution Office on 3 May 2016, seeking R$155 billion (approximately US$32 billion) for reparation, compensation and moral damages in relation to the Samarco dam failure.

Under a Governance Agreement ratified on 8 August 2018, BHP Brasil, Samarco and Vale were to establish a process to renegotiate the Programs over two years with the Federal and State prosecutors to progress settlement of this claim.
 The Federal Public Prosecution Office claim was suspended from the date of ratification of the Governance Agreement and, although the suspension period has formally elapsed, no material development has occurred.

Since early CY2021, the parties have been engaging in negotiations to seek a settlement of obligations under the Framework Agreement and Federal Public Prosecution Office claim.
Outcomes of the negotiations are highly uncertain, and it is therefore not possible to provide a reliable estimate of potential outcomes and there is a risk that a negotiated outcome may be materially higher than the cost estimates of delivering the programs under the Framework Agreement.

BHP Brasil, Samarco and Vale maintain security, as required by the Governance Agreement, with the security currently comprising insurance bonds and a charge over certain Samarco assets.

Australian class action complaint	X	✔
BHP Group Limited is named as a defendant in a shareholder class action filed in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Limited on the Australian Securities Exchange (ASX) or shares in BHP Group Plc (now BHP Group (UK) Ltd) on the London Stock Exchange (LSE) and Johannesburg Stock Exchange (JSE) in periods prior to the Samarco dam failure.

The amount of damages sought is unspecified.

United Kingdom group action complaint	X	✔
BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Group Limited are named as defendants in group action claims for damages filed in the courts of England. These claims were filed on behalf of certain individuals, governments, businesses and communities in Brazil allegedly impacted by the Samarco dam failure.

The amount of damages sought in these claims is unspecified. A trial in relation to BHP’s liability for the dam failure is listed for October 2024.

In December 2022, the BHP defendants filed their defence and a contribution claim against Vale. The contribution claims contends that if BHP’s defence is not successful and the BHP defendants are ordered to pay damages to the claimants, Vale should contribute to any amount payable. Vale contested the jurisdiction of the English courts to determine this contribution claim, with the court dismissing Vale’s application on 7 August 2023. Subject to the outcome of any appeals by Vale in relation to jurisdiction and directions from the Court, the contribution claim will proceed in the UK.

F-1
7

Item	Provision	Contingent liability
Criminal charges	X	✔
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

Civil public action commenced by Associations concerning the use of TANFLOC for water treatment	X	✔
The Vila Lenira Residents Association, State of Espirito Santo Rural Producers and Artisans Association, Colatina Velha Neighbourhood Residents Association, and United for the Progress of Palmeiras Neighbourhood Association have filed a lawsuit against Samarco, BHP Brasil and Vale and others, including the State of Minas Gerais, the State of Espirito Santo and the Federal Government.

The plaintiffs allege that the defendants carried out a clandestine study on the citizens of the locations affected by the Fundão Dam Failure, using TANFLOC – a tannin-based flocculant/coagulant – that is currently used for wastewater treatment applications. The plaintiffs claim that this product allegedly put the population at risk due to its alleged experimental qualities.

The plaintiffs are seeking multiple kinds of relief – material damages, moral damages, loss of profits – and that the defendants should pay for water supply in all locations where there is no water source other than the Doce River.

The defendants have presented their defences and the Court’s decision is still pending.

Other claims	X	✔
BHP Brasil is among the companies named as defendants in a number of legal proceedings initiated by individuals, non-governmental organisation
s
, corporations and governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The other defendants include Vale, Samarco and Fundação Renova.

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

Additional lawsuits and government investigations relating to the Samarco dam failure could be brought against BHP Brasil and other BHP entities in Brazil or other jurisdictions.

Commitments
Under the terms of the Samarco joint venture agreement, BHP Brasil does not have an existing obligation to fund Samarco.
However, BHP Brasil has agreed to fund a total of up to US$915 million for the Fundação Renova programs during calendar year 2023. Any additional requests for funding or future investment provided would be subject to a future decision by BHP Brasil, accounted for at that time.

Samarco judicial reorganisation
Samarco filed for Judicial Reorganisation (JR) in April 2021, with the Second Business State Court for the Belo Horizonte District of Minas Gerais, State of Minas Gerais, Brazil (JR Court), after multiple enforcement actions taken by certain financial creditors of Samarco which threatened Samarco’s operations.
The JR is an insolvency proceeding that provides a means for Samarco to seek to restructure its financial debts and establish a stable financial position that allows Samarco to continue to rebuild its operations and strengthen its ability to meet its Fundação Renova related funding obligations. Samarco’s operations have continued during the JR proceeding.
On 31 May 2023, Samarco, BHP Brasil and Vale entered into a Restructuring Support Agreement (RSA) with certain Samarco financial creditors. The RSA outlines the proposed parameters for a restructure of Samarco’s financial debts, to be implemented through a consensual judicial reorganisation plan (Consensual Plan), subject to approval by the creditors of Samarco and ratification by the JR Court.
On 28 July 2023, Samarco and one of the financial creditors jointly filed the Consensual Plan with the JR Court, that aims at implementing and is consistent with the transactions contemplated in the RSA. Concurrent with the filing of the Consensual Plan, the parties also filed terms of adhesion that demonstrate approval of the Consensual Plan by the majority of Samarco’s creditors as required under Brazilian Bankruptcy Law.
Once ratified by the JR Court and confirmed by the United States Bankruptcy Court for the Southern District of New York, the Samarco debt restructure, including payments to Samarco employees and suppliers as stipulated in the Plan and the issuance of new debt instruments to financial creditors is expected to be executed in the first half of FY2024.
The proposed terms of the Plan are not expected to impact Fundação Renova’s ability to undertake the remediation and compensation Programs. Samarco’s funding of Renova is proposed to be capped at US$1 billion for the period CY2024 to CY2030. BHP Brasil has considered this proposed cap, along with Samarco’s long-term forecast cash flows, when determining the dam failure related
provision at 30 June 2023.

F-
18

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
Management has determined that a provision can only be recognised for obligations under the Framework Agreement as at 30 June 2023. It is not yet possible to provide a range of possible outcomes or a reliable estimate of potential future exposures to BHP in connection to the contingent liabilities noted above, given their status.
Estimates
The provision for the Samarco dam failure reflects the Group’s estimate of the remaining costs to complete Programs under the Framework Agreement and requires the use of significant judgements, estimates and assumptions. Based on current estimates, it is expected that approximately 85 per cent of remaining costs for Programs under the Framework Agreement will be incurred by June 2025, largely attributable to the finalisation of the resettlement program and closure of the Novel system (application system for impacted individuals to lodge compensation claims)
.
While the provision has been measured based on the latest information available as at 30 June 2023, changes in facts and circumstances are likely in future reporting periods and may lead to material revisions to these estimates. However, it is currently not possible to determine what facts and circumstances may change, therefore revisions in future reporting periods due to the key estimates and factors outlined below cannot be reliably measured.
The key estimates that may have a material impact upon the provision in the next and future reporting periods include the:

•	number of people eligible for financial assistance and compensation and the corresponding amount of expected compensation; and

•	costs to complete key infrastructure programs.
The provision may also be affected by factors including but not limited to:

•
potential changes in scope of work and funding amounts required under the Framework Agreement including the impact of further technical analysis, community participation required under the Governance Agreement and rulings made by the Federal Court;

•	the outcome of ongoing negotiations with State and Federal Prosecutors, including review of Fundação Renova’s Programs as provided in the Governance Agreement;

•	actual costs incurred;

•	updates to discount and foreign exchange rates; and

•	the outcomes of Samarco’s judicial reorganisation and resolution of uncertainty in respect of the nature and extent of Samarco’s long-term cash generation.
In addition, the provision may be impacted by decisions in, or resolution of, existing and potential legal claims in Brazil and other jurisdictions, including the outcome of the United Kingdom group action and the negotiations seeking a definitive and substantive settlement of the obligations under the Framework Agreement and the R$155 billion (approximately US$32 billion) Federal Public Prosecution Office claim.
Outcomes of the negotiations are highly uncertain and it is therefore not possible to provide a reliable estimate of potential outcomes.
Given these factors, future actual cash outflows may differ from the amounts currently provided and changes to any of the key assumptions and estimates outlined above could result in a material impact to the provision in the next and future reporting periods.

F-
19

The following section includes disclosure of amounts recognised or disclosed by Samarco in its financial statements for matters to which Samarco (and not the Group) is a party.

Samarco

Dam failure related provision and contingencies

In addition to its obligations under the Framework Agreement as at 30 June 2023, Samarco has recognised a provision of US$0.4 billion (30 June 2022: US$0.3 billion), based on currently available information. The magnitude, scope and timing of these additional costs are subject to a high degree of uncertainty and Samarco has indicated that it anticipates that it will incur future costs beyond those provided. These uncertainties are likely to continue for a significant period and changes to key assumptions could result in a material change to the amount of the provision in future reporting periods. Any such unrecognised obligations are therefore contingent liabilities and, at present, it is not practicable to estimate their magnitude or possible timing of payment. Accordingly, it is also not possible to provide a range of possible outcomes or a reliable estimate of total potential future exposures at this time.

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

Samarco insurance

Samarco has standalone insurance policies in place with Brazilian and global insurers. Insurers’ loss adjusters or claims representatives continue to investigate and assist with the claims process for matters not yet settled. As at 30 June 2023, an insurance receivable has not been recognised by Samarco in respect of ongoing matters.

Samarco commitments

At 30 June 2023, Samarco has commitments of US$1.0 billion (30 June 2022: US$0.7 billion). Following the dam failure, Samarco invoked force majeure clauses in a number of long-term contracts with suppliers and service providers to suspend contractual obligations.

Samarco non-dam failure related provisions and contingent liabilities

The following
non-dam
failure related matters
pre-date
and are unrelated to the Samarco dam failure. Samarco is currently contesting both of these matters in the Brazilian courts. Given the status of these tax matters, the timing of resolution and potential economic outflow for Samarco is uncertain.

Brazilian Social Contribution Levy

Samarco has received tax assessments for the alleged
non-payment
of Brazilian Social Contribution Levy for the calendar years 2007-2014. Based on its assessment of currently available information as at 30 June 2023, Samarco recognised gross provisions of US$1.1 billion, US$0.9 billion net of US$0.2 billion court deposits paid (30 June 2022: nil) and disclosed contingent liabilities of US$0.2 billion (30 June 2022: US $1.2 billion). As at 30 June 2023, BHP Brasil’s 50% share of the impact of the provision recognised by Samarco is reflected in the Group’s equity accounting for Samarco.

Brazilian corporate income tax rate

Samarco has received tax assessments
, and disclosed contingent liabilities
,
for alleged incorrect calculation of Corporate Income Tax (IRPJ) in respect of the 2000-2003 and 2007-2014 income years totalling approximately US$1.1 billion (30 June 2022: US$0.9 billion).

F-2
0

5    Expenses and other income

	2023	2022	2021
	US$M	US$M	US$M
Employee benefits expense:
Wages and salaries	4,539	4,197	4,018
Employee share awards	97	109	88
Social security costs	4	4	3
Pension and other post-retirement obligations	339	338	274
Less employee benefits expense classified as exploration and evaluation expenditure	(35)	(30)	(26)
Changes in inventories of finished goods and work in progress	301	(774)	(321)
Raw materials and consumables used	6,710	5,991	4,899
Freight and transportation	2,299	2,319	1,900
External services	4,768	4,525	4,640
Third-party commodity purchases	1,878	2,959	2,220
Net foreign exchange (gains)/losses	(197)	(326)	293
Fair value change on derivatives 1	135	(29)	87
Government royalties paid and payable	3,841	4,014	3,080
Exploration and evaluation expenditure incurred and expensed in the current period	294	199	134
Depreciation and amortisation expense	5,061	5,683	5,084
Net impairments:
Property, plant and equipment	73	515	2,474
Goodwill and other intangible assets	2	–	33
All other operating expenses	1,764	2,677	1,991

Total expenses	31,873	32,371	30,871

Insurance recoveries	–	(4)	(46)
(Gain)/loss on disposal of subsidiaries and operations 2	(8)	(840)	2
Dividend income 3	(19)	(241)	(2)
Other income 4	(367)	(313)	(334)

Total other income	(394)	(1,398)	(380)

1
Fair value change on derivatives is principally related to commodity price contracts, foreign exchange contracts and embedded derivatives used in the ordinary course of business as well as derivatives used as part of the funding of dividends.

2	Mainly relates to the divestment of BMC in FY2022. Refer to note 3 ‘Exceptional items’ for further information.

3
During FY2022, the Group received dividends of US$238 million from Cerrejón, which reduced completion proceeds net of transaction costs to US$50 million. On 11 January 2022, BHP completed the sale of its 33.33 per cent interest in Cerrejón to joint venture partner, Glencore plc.

4
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

F-2
1

6    Income tax expense

	2023	2022	2021
	US$M	US$M	US$M
Total taxation expense comprises:
Current tax expense	6,690	10,673	9,018
Deferred tax expense	387	64	1,598

Total taxation expense	7,077	10,737	10,616

	2023	2022	2021
	US$M	US$M	US$M
Factors affecting income tax expense for the year
Income tax expense differs to the standard rate of corporation tax as follows:
Profit before taxation	21,401	33,137	24,292

Tax on profit at Australian prima facie tax rate of 30 per cent	6,420	9,941	7,288

Derecognition of deferred tax assets and current year tax losses 1	526	1,087	2,640
Tax on remitted and unremitted foreign earnings	137	441	485
Foreign exchange adjustments	94	(233)	(33)
Tax rate changes	–	–	(1)
Amounts (over)/under provided in prior years	(18)	(80)	(57)
Tax effect of profit/(loss) from equity accounted investments, related impairments and expenses 2	(37)	(19)	315
Recognition of previously unrecognised tax assets	(109)	(3)	(28)
Impact of tax rates applicable outside of Australia	(558)	(801)	(669)
Other	236	97	436

Income tax expense	6,691	10,430	10,376

Royalty-related taxation (net of income tax benefit) 3	386	307	240

Total taxation expense	7,077	10,737	10,616

1
Includes the tax impacts related to the exceptional impairments of US deferred tax assets in the year ended 30 June 2022 and, NSWEC and Potash in the year ended 30 June 2021, as presented in note 3 ‘Exceptional items’.

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

3	Includes the revaluation of deferred tax balances in the year ended 30 June 2023, following the substantive enactment of the Chilean Royalty Bill, as presented in note 3 ‘Exceptional items’.
Income tax recognised in other comprehensive income is as follows:

	2023	2022	2021
	US$M	US$M	US$M
Income tax effect of:
Items that may be reclassified subsequently to the income statement:
Hedges:
Gains/(losses) taken to equity	(29)	274	(259)
(Gains)/losses transferred to the income statement	45	(264)	252
Others	(11)	–	(1)

Income tax credit/(charge) relating to items that may be reclassified subsequently to the income statement	5	10	(8)

Items that will not be reclassified to the income statement:
Re-measurement gains/(losses) on pension and medical schemes	7	(9)	(21)
Others	–	–	1

Income tax credit/(charge) relating to items that will not be reclassified to the income statement	7	(9)	(20)

Total income tax credit/(charge) relating to components of other comprehensive income 1	12	1	(28)

1
Included within total income tax relating to components of other comprehensive income is US$12 million relating to deferred taxes and US$ nil relating to current taxes (2022: US$1 million and US$ nil; 2021: US$(28) million and US$ nil).

F-2
2

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
Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for in accordance with IAS 12/AASB 112 ‘Income Taxes’ (IAS 12).

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

Deferred tax is not recognised for temporary differences relating to:

•   initial recognition of goodwill

•   initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, except where the transaction gives rise to equal and offsetting taxable and deductible temporary differences

•   investment in subsidiaries, associates and jointly controlled entities where the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future

Deferred tax is measured at the tax rates that are expected to be applied when the asset is realised or the liability is settled, based on the laws that have been enacted or substantively enacted at the reporting date.

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

F-2
3

International Tax Reform – Pillar Two Model Rules
The Organisation for Economic
Co-operation
and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting published the Pillar Two model rules designed to address the tax challenges arising from the digitalisation of the global economy.
It is unclear if the Pillar Two model rules create additional temporary differences, whether to remeasure deferred taxes for the Pillar Two model rules and which tax rate to use to measure deferred taxes. In response to this uncertainty, on 23 May 2023 and 27 June 2023, respectively, the IASB and AASB issued amendments to IAS 12 ‘Income taxes’ introducing a mandatory temporary exception to the requirements of IAS 12 under which a company does not recognise or disclose information about deferred tax assets and liabilities related to the proposed OECD/G20 BEPS Pillar Two model rules. The Group applied the temporary exception at 30 June 2023.
Uncertain tax and royalty matters
The Group operates across many tax jurisdictions. Application of tax law can be complex and requires judgement to assess risk and estimate outcomes. These judgements are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of tax assets and tax liabilities, including deferred tax, recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised. The evaluation of tax risks considers both amended assessments received and potential sources of challenge from tax authorities. The status of proceedings for these matters will impact the ability to determine the potential exposure and in some cases, it may not be possible to determine a range of possible outcomes or a reliable estimate of the potential exposure.
Tax and royalty matters with uncertain outcomes arise in the normal course of business and occur due to changes in tax law, changes in interpretation of tax law, periodic challenges and disagreements with tax authorities and legal proceedings.
Tax and royalty obligations assessed as having probable future economic outflows capable of reliable measurement are provided for as at 30 June 2023. Matters with a possible economic outflow and/or presently incapable of being measured reliably are contingent liabilities and disclosed in note 34 ‘Contingent liabilities’. Details of uncertain tax and royalty matters relating to Samarco are
disclosed in note 4 ‘Significant events – Samarco dam failure’.

Key judgements and estimates
Income tax classification
Judgements
: The Group’s accounting policy for taxation, including royalty-related taxation, requires management’s judgement as to the types of arrangements considered to be a tax on income in contrast to an operating cost.
Deferred tax
Judgements:
Judgement is required in:

-	determining the amount of deferred tax assets to be recognised based on the likely timing and the level of future taxable profits;

-	assessing whether changes in tax regimes or applicable tax rates are substantively enacted at the reporting date;

-
recognising deferred tax liabilities arising from temporary differences in investments. These deferred tax liabilities caused principally by retained earnings held in foreign tax jurisdictions are recognised unless repatriation of retained earnings can be controlled and is not expected to occur in the foreseeable future.

In FY2023, judgement was applied in determining the Chilean Royalty Bill was substantively enacted at the reporting date. It was considered that the process of enactment was complete and the remaining steps for enactment would not change the outcome of the tax rates to be applied in measuring the deferred tax assets and liabilities.
Estimates
: The Group assesses the recoverability of recognised and unrecognised deferred taxes, including losses in Australia, the United States and Canada on a consistent basis. Estimates and assumptions relating to projected earnings and cash flows as applied in the Group impairment process are used for operating assets.
These forecasts are also used to estimate the royalty related tax rates to apply when the deferred tax assets are realised and deferred tax liabilities are settled, in revaluing the deferred tax balances following the
substantive enactment
of
the Chilean Royalty Bill.

F-2
4

7    Earnings per share

	2023	2022	2021
Earnings attributable to BHP shareholders (US$M)
- Continuing operations	12,921	20,245	11,529
- Total	12,921	30,900	11,304
Weighted average number of shares (Million)
- Basic	5,064	5,061	5,057
- Diluted	5,073	5,071	5,068
Basic earnings per ordinary share (US cents)
- Continuing operations	255.2	400.0	228.0
- Total	255.2	610.6	223.5
Diluted earnings per ordinary share (US cents)
- Continuing operations	254.7	399.2	227.5
- Total	254.7	609.3	223.0
Headline earnings per ordinary share (US cents)
- Basic	256.1	439.0	284.8
- Diluted	255.7	438.1	284.2
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
Headline earnings is a Johannesburg Stock Exchange defined performance measure and is reconciled from earnings attributable to ordinary shareholders as follows:

	2023	2022	2021
	US$M	US$M	US$M
Earnings attributable to BHP shareholders	12,921	30,900	11,304
Adjusted for:
(Gain)/loss on sales of PP&E, Investments and Operations 1	(9)	(95)	(50)
Impairments of property, plant and equipment, financial assets and intangibles	75	515	2,633
Samarco impairment expense	–	–	111
Cerrejón impairment expense	–	–	466
Gain on disposal of BHP Mitsui Coal	–	(840)	–
Gain on merger of Petroleum	–	(8,167)	–
Tax effect of above adjustments	(17)	(97)	(60)

Subtotal of adjustments	49	(8,684)	3,100

Headline earnings	12,970	22,216	14,404

Diluted headline earnings	12,970	22,216	14,404

1	Included in other income.
Recognition and measurement
Diluted earnings attributable to BHP shareholders are equal to the earnings attributable to BHP shareholders.
Prior to
 the
Group’s corporate structure unification, the calculation of the number of ordinary shares used in the computation of basic earnings per share was the aggregate of the weighted average number of ordinary shares of BHP Group Limited and BHP Group Plc outstanding during the period after deduction of the number of shares held by the Billiton Employee Share Ownership Trust and the BHP Group Limited Employee Equity Trust (previously known as ‘BHP Billiton Limited Employee Equity Trust’). Effective from 31 January 2022, the aggregate of the weighted average number of ordinary shares of only BHP Group Limited is considered in the computation of basic earnings per share. Refer to note 17 ‘Share capital’ for details on unification.
For the purposes of calculating diluted earnings per share, the effect of 9 million dilutive shares has been taken into account for the year ended 30 June 2023 (2022: 10 million shares; 2021: 11 million shares). The Group’s only potential dilutive ordinary shares are share awards granted under the employee share ownership plans for which terms and conditions are described in note 26 ‘Employee share ownership plans’. Diluted earnings per share calculation excludes instruments which are considered antidilutive.
At 30 June 2023, there are no instruments which are considered antidilutive (2022: nil; 2021: nil).

F-2
5

Working capital
8    Trade and other receivables

	2023	2022
	US$M	US$M
Trade receivables	3,418	4,411
Other receivables 1	1,324	1,168

Total	4,742	5,579

Comprising:
Current	4,594	5,426
Non-current	148	153

1	Other receivables mainly relate to indirect tax refunds and receivables from joint venture partners.
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
The 10 largest customers represented 31 per cent (2022: 34 per cent) of total credit risk exposures managed by the Group.
Receivables are deemed to be past due or impaired in accordance with the Group’s terms and conditions. These terms and conditions are determined on a case-by-case
basis with reference to the customer’s credit quality, payment performance and prevailing market conditions. As at 30 June 2023, trade receivables of US$8 million (2022: US$103 million) were past due but not impaired. The majority of these receivables were less than 30 days overdue.
At 30 June 2023, trade receivables are stated net of provisions for expected credit losses of US$9 million (2022: US$3 million).
9    Trade and other payables

	2023	2022
	US$M	US$M
Trade payables	4,893	5,360
Other payables	1,407	1,327

Total	6,300	6,687

Comprising:
Current	6,296	6,687
Non-current	4	–

F-2
6

10    Inventories

	2023	2022	Definitions
	US$M	US$M
Raw materials and consumables	2,106	1,713	Spares, consumables and other supplies yet to be utilised in the production process or in the rendering of services.
Work in progress	3,514	3,827	Commodities currently in the production process that require further processing by the Group to a saleable form.
Finished goods	1,003	710	Commodities ready-for-sale and not requiring further processing by the Group.

Total 1	6,623	6,250

Comprising:			Inventories classified as non-current are not expected to be utilised or sold within 12 months after the reporting date or within the operating cycle of the business.
Current	5,220	4,935
Non-current	1,403	1,315

1
Inventory write-downs of US$100 million were recognised during the year (2022: US$163 million; 2021: US$58 million). Inventory write-downs of US$37 million made in previous periods were reversed during the year (2022: US$23 million; 2021: US$26 million).

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
Inventory quantities are assessed primarily through surveys and assays.
Resource assets
11    Property, plant and equipment

	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Exploration and evaluation	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Net book value – 30 June 2023
At the beginning of the financial year	8,079	35,500	8,494	9,031	191	61,295
Additions 1	194	1,024	842	6,332	56	8,448
Acquisition of subsidiaries and operations 2	88	2,256	4,612	720	–	7,676
Remeasurements of index-linked freight contracts 3	–	53	–	–	–	53
Depreciation for the year	(586)	(4,156)	(225)	–	–	(4,967)
Impairments for the year 4	–	(73)	–	–	–	(73)
Disposals	(2)	(6)	–	–	–	(8)
Transfers and other movements	367	2,056	(419)	(2,602)	(8)	(606)

At the end of the financial year 5	8,140	36,654	13,304	13,481	239	71,818

– Cost	15,258	85,394	19,420	14,245	1,029	135,346
– Accumulated depreciation and impairments	(7,118)	(48,740)	(6,116)	(764)	(790)	(63,528)

Net book value – 30 June 2022
At the beginning of the financial year	8,072	44,682	8,941	10,432	1,686	73,813
Additions 1	41	1,935	792	5,872	137	8,777
Remeasurements of index-linked freight contracts 3	–	(369)	–	–	–	(369)
Depreciation for the year	(663)	(5,564)	(276)	–	–	(6,503)
Impairments for the year 4	(14)	(499)	(2)	–	–	(515)
Disposals	(3)	(22)	–	–	–	(25)
Divestment and demerger of subsidiaries and operations 6	(448)	(8,007)	(545)	(3,549)	(842)	(13,391)
Transfers and other movements	1,094	3,344	(416)	(3,724)	(790)	(492)

At the end of the financial year 5	8,079	35,500	8,494	9,031	191	61,295

– Cost	14,823	81,218	14,353	9,755	981	121,130
– Accumulated depreciation and impairments	(6,744)	(45,718)	(5,859)	(724)	(790)	(59,835)

F-2
7

1	Includes change in estimates and net foreign exchange gains/(losses) related to the closure and rehabilitation provisions for operating sites. Refer to note 15 ‘Closure and rehabilitation provisions’.

2	Relates to the acquisition of OZL on 2 May 2023. Refer to note 29 ‘Business combinations’ for more information.

3	Relates to remeasurements of index-linked freight contracts including continuous voyage charters (CVCs). Refer to note 22 ‘Leases’.

4	Refer to note 13 ‘Impairment of non-current assets’ for information on impairments.

5
Includes the carrying value of the Group’s
right-of-use
assets relating to land and buildings and plant and equipment of US$2,809 million (2022: US$2,361 million). Refer to note 22 ‘Leases’ for the movement of the right-of-use
assets.

6	BMC and Petroleum were disposed in May 2022 and June 2022 respectively. Refer to notes 3 ‘Exceptional items’ and 28 ‘Discontinued operations’ for more information.
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
Right-of-use
assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. Refer to note 22 ‘Leases’ for further details.
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
In the instance where saleable material is extracted prior to the commissioning of a project/site, sale proceeds are recognised as revenue, with associated costs also recognised in the income statement. On completion of development, all assets included in assets under construction are reclassified as either plant and equipment or other mineral assets and depreciation commences.
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

F-
28

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
Depreciation
Depreciation of assets, other than land, assets under construction and capitalised exploration and evaluation that are not depreciated, is calculated using either the straight-line (SL) method or units of production (UoP) method, net of residual values, over the estimated useful lives of specific assets. The depreciation method and rates applied to specific assets reflect the pattern in which the asset’s benefits are expected to be used by the Group. The Group’s proved and probable reserves for minerals assets are used to determine UoP depreciation unless doing so results in depreciation charges that do not reflect the asset’s useful life. Where this occurs, alternative approaches to determining reserves are applied, to provide a phasing of periodic depreciation charges that better reflects the asset’s expected useful life.
Where assets are dedicated to a mine lease, the useful lives below are subject to the lesser of
the asset category’s useful life and the life of the mine lease, unless those assets are readily transferable to another productive mine.
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

Category	Buildings	Plant and equipment	Mineral rights	Capitalised exploration, evaluation and development expenditure
Typical depreciation methodology	SL	SL	UoP	UoP

Depreciation rate	25-50 years	3-30 years	Based on the rate of depletion of reserves	Based on the rate of depletion of reserves

F-
29

Commitments
The Group’s commitments for capital expenditure were US$
3,975
 million as at 30 June 2023 (2022: US$2,820 million). The Group’s commitments related to leases are included in note 22 ‘Leases’.
12    Intangible assets

	2023			2022
	Goodwill	Other intangibles	Total	Goodwill	Other intangibles	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Net book value
At the beginning of the financial year	1,197	172	1,369	1,197	240	1,437
Additions	–	51	51	–	36	36
Acquisition of subsidiaries and operations 1	192	–	192	–	–	–
Amortisation for the year	–	(94)	(94)	–	(60)	(60)
Impairments for the year 2	–	(2)	(2)	–	–	–
Disposals	–	(15)	(15)	–	(16)	(16)
Divestment and demerger of subsidiaries and operations 3	–	–	–	–	(66)	(66)
Transfers and other movements	–	109	109	–	38	38

At the end of the financial year	1,389	221	1,610	1,197	172	1,369

– Cost	1,389	1,529	2,918	1,197	1,363	2,560
– Accumulated amortisation and impairments	–	(1,308)	(1,308)	–	(1,191)	(1,191)

1	Relates to the acquisition of OZL on 2 May 2023. Refer to note 29 ‘Business combinations’ for more information.

2	Refer to note 13 ‘Impairment of non-current assets’ for information on impairments.

3	Relates to the merger of Petroleum with Woodside in FY2022. Refer to note 28 ‘Discontinued operations’ for more information.
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
13    Impairment of
non-current
assets

		2023
Cash generating unit	Segment	Property, plant and equipment	Goodwill and other intangibles	Equity- accounted investment	Total
		US$M	US$M	US$M	US$M
Other	Various	73	2	–	75

Total impairment of non-current assets		73	2	–	75

Reversal of impairment		–	–	–	–

Net impairment of non-current assets – Continuing operations		73	2	–	75

Net impairment of non-current assets – Discontinued operations		–	–	–	–

Net impairment of non-current assets		73	2	–	75

F-3
0

		2022
Cash generating unit	Segment	Property, plant and equipment	Goodwill and other intangibles	Equity- accounted investment	Total
		US$M	US$M	US$M	US$M
Cerro Colorado	Copper	455	–	–	455
Other	Various	60	–	–	60

Total impairment of non-current assets		515	–	–	515

Reversal of impairment		–	–	–	–

Net impairment of non-current assets – Continuing operations		515	–	–	515

Net impairment of non-current assets – Discontinued operations		–	–	–	–

Net impairment of non-current assets		515	–	–	515

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
Fair value less cost of disposal
FVLCD is an estimate of the amount that a market participant would pay for an asset or CGU, less the cost of disposal. FVLCD for mineral assets is generally determined using independent market assumptions to calculate the present value of the estimated future post-tax
cash flows expected to arise from the continued use of the asset, including the anticipated cash flow effects of any capital expenditure to enhance production or reduce cost, and its eventual disposal where a market participant may take a consistent view. Cash flows are discounted using an appropriate post-tax
market discount rate to arrive at a net present value of the asset, which is compared against the asset’s carrying value. FVLCD may also take into consideration other market-based indicators of fair value. FVLCD are based primarily on Level 3 inputs as defined in note 24 ‘Financial risk management’ unless otherwise noted.
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
Impairment of
non-current
assets (excluding goodwill)
No material impairment of non-current assets for the year ended 30 June 2023.
Impairment of
non-current
assets relating to the year ended 30 June 2022 are detailed below.
Impairment of Cerro Colorado
The Group recognised a
pre-tax
impairment charge of US$455 million. The impairment charge primarily related to an increase in closure and rehabilitation provision at Cerro Colorado due to additional work required to re-profile
waste dumps for closure and an increase in scope for the closure activities.
Impairment test for goodwill
The carrying amount of goodwill has been allocated to the CGUs, or groups of CGUs, as follows:

Cash generating unit	2023	2022
	US$M	US$M
Olympic Dam	1,010	1,010
OZ Minerals Limited provisional goodwill	192	–
Other	187	187

Total goodwill	1,389	1,197

F-3
1

For the purpose of impairment testing, goodwill has been allocated to CGUs or groups of CGUs, that are expected to benefit from the synergies of previous business combinations, which represent the level at which management will monitor and manage goodwill.
The Olympic Dam goodwill has been tested for impairment at 31 December 2022, as part of the Olympic Dam CGU. Details of the goodwill impairment test are provided below.
On 2 May 2023, the Group acquired OZ Minerals Limited (OZL) (refer to note 29 ‘Business combination’ for details). The goodwill arising from the acquisition of US$192 million represents the provisional amount, which could not be reliably allocated to a CGU or group of CGUs at 30 June 2023. There were no indicators of impairment during the period from acquisition date to 30 June 2023 to suggest that the provisional goodwill had been impaired. Therefore, as at 30 June 2023, this goodwill has not yet been subject to any impairment testing.
Goodwill held by other CGUs is US$187 million (2022: US$187 million). This represents less than one per cent of net assets at 30 June 2023 (2022: less than one per cent). There was no impairment of other goodwill in the year to 30 June 2023 (2022: US$ nil).

Olympic Dam goodwill
Impairment test conclusion	The Group performed an impairment test of the Olympic Dam CGU, including goodwill, as at 31 December 2022 and an impairment charge was not required. A goodwill impairment test was not required at 30 June 2023 as there were no indicators of impairment.

How did the goodwill arise?	Goodwill arose on the acquisition of WMC Resources Ltd in June 2005.

Segment	Olympic Dam is part of the Copper reportable segment.

How were the valuations calculated?	FVLCD methodology using DCF techniques has been applied in determining the recoverable amount of Olympic Dam.

Significant assumptions and sensitivities
The valuation of Olympic Dam exceeded its carrying amount by approximately US$4.2 billion (2022: US$2.4 billion) and is most sensitive to changes in copper and gold commodity prices, production volumes, operating costs and discount rates. The valuation applied a post-tax
real discount rate of 6.5 per cent (2022: 6.5 per cent).

Changes in copper and gold commodity price forecasts, estimated production volumes and operating costs and discount rates in the period between 31 December 2022 and 30 June 2023, including an increase to the discount rate applied to Olympic Dam to 7.0 per cent, did not result in an indicator of impairment.

Further, it is considered that there are no reasonably possible changes in copper and gold price forecasts, operating cost estimates or the discount rate that would, in isolation, result in the estimated recoverable amount being equal to the carrying amount.

A production volume decrease of 9.9 per cent (2022: 6 per cent) across all commodities (copper, gold, silver and uranium) would, in isolation, result in the estimated recoverable amount being equal to the carrying amount. Typically, changes in any one of the aforementioned assumptions (including operating performance) would be accompanied by a change in another assumption which may have an offsetting impact. Action is usually taken to respond to adverse changes in assumptions to mitigate the impact of any such change.

Key judgements and estimates that have been applied in the FVLCD valuation are disclosed further below.

Key judgements and estimates
Judgements:
Assessment of indicators of impairment or impairment reversal
and
the determination of CGUs for impairment purposes require significant management judgement.
Indicators of impairment may include changes in the Group’s operating and economic assumptions, including those arising from changes in reserves or mine planning, updates to the Group’s commodity supply, demand and price forecasts, or the possible additional impacts from emerging risks including those related to climate change and the transition to a low-carbon economy.
Climate change
The Group’s impairment assessments may be impacted by climate change
and
the transition to a low-carbon economy. Further detail is provided in note 16 ‘Climate Change’.
Estimates:
The Group performs a recoverable amount determination for an asset or CGU when
there is an indication of impairment or impairment reversal.

F-3
2

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
All estimates require judgements and assumptions and are subject to risk and uncertainty that may be beyond the control of the Group; hence, there is a possibility that changes in circumstances will materially alter projections, which may impact the recoverable amount of an asset or CGU at each reporting date. While no indicators of impairment, or impairment reversal, were identified across the Group’s CGUs at 30 June 2023, the carrying value of the Spence and Nickel West CGUs are the most susceptible to changes in the significant estimates outlined below in the next reporting period.
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
Cash outflows (including operating costs, capital expenditure, closure and rehabilitation costs and taxes)
Cash outflows are based on internal budgets and forecasts and life of asset plans. Cost assumptions reflect management experience and expectations. Tax assumptions reflect existing and substantively enacted tax and royalty regimes and rates applicable in the jurisdiction of the CGU. In the case of FVLCD, cash flow projections include the anticipated cash flow effects of any capital expenditure to enhance production or reduce cost where a market participant may take a consistent view. VIU does not take into account future development.
Discount rates
The Group uses real
post-tax
discount rates applied to real
post-tax
cash flows. The discount rates are derived using the weighted average cost of capital methodology. Adjustments to the rates are made for any risks that are not reflected in the underlying cash flows, including country risk.
14    Deferred tax balances
The movement for the year in the Group’s net deferred tax position is as follows:

	2023	2022	2021
	US$M	US$M	US$M
Net deferred tax (liability)/asset
At the beginning of the financial year	(3,007)	(1,402)	(91)
Acquisition of subsidiaries and operations 1	(867)	–	–
Income tax charge recorded in the income statement 2 ,3	(387)	(125)	(1,325)
Income tax credit/(charge) recorded directly in equity	6	(42)	42
Divestment and demerger of subsidiaries and operations 4	–	(1,439)	–
Other movements	12	1	(28)

At the end of the financial year	(4,243)	(3,007)	(1,402)

1	Relates to the acquisition of OZL on 2 May 2023. Refer to n ote 29 ‘Business combinations for more information.

2	Includes Discontinued operations income tax (charge)/credit to the income statement in 2022 of US$(61) million (2021: US$273 million).

3
Includes US$(283) million revaluation of deferred tax balances in the year ended 30 June 2023, following the substantive enactment of the Chilean Royalty Bill. Refer to note 3 ‘Exceptional items’ for more information.

4	Relates to the divestment of BMC and merger of Petroleum with Woodside. Refer to notes 3 ‘Exceptional items’ and 28 ‘Discontinued operations’ for more information.
For recognition and measurement refer to note 6 ‘Income tax expense’.

F-3
3

The composition of the Group’s net deferred tax assets and liabilities recognised in the balance sheet and the deferred tax expense charged/(credited) to the income statement is as follows:

	Deferred tax assets		Deferred tax liabilities		Charged/(credited) to the income statement
	2023	2022	2023	2022	2023	2022	2021
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Type of temporary difference
Depreciation 1	(629)	(526)	6,259	4,844	452	554	488
Exploration expenditure	11	9	(1)	–	(2)	13	347
Employee benefits	27	21	(425)	(322)	(94)	20	(68)
Closure and rehabilitation	143	104	(1,753)	(1,448)	(296)	24	(515)
Resource rent tax	–	–	–	–	–	(129)	(309)
Other provisions	64	70	(210)	(192)	4	49	77
Deferred income	14	51	–	(1)	37	(31)	(31)
Deferred charges	(82)	(57)	644	584	85	7	68
Investments, including foreign tax credits	225	139	370	365	(54)	(298)	414
Foreign exchange gains and losses	(14)	(13)	190	154	42	33	63
Tax losses	276	225	(214)	(307)	37	28	678
Lease liability 1	18	17	(767)	(594)	(83)	(10)	67
Other	3	16	206	(20)	259	(135)	46

Total	56	56	4,299	3,063	387	125	1,325

1	Includes deferred tax associated with the recognition of right-of-use assets and lease liabilities on adoption of IFRS 16. Refer to note 22 ‘Leases’.
The composition of the Group’s unrecognised deferred tax assets and liabilities is as follows:

	2023	2022
	US$M	US$M
Unrecognised deferred tax assets
Tax losses and tax credits 1	8,572	8,462
Investments in subsidiaries 2	1,661	1,597
Mineral rights 3	3,287	2,781
Other deductible temporary differences 4	1,912	1,777

Total unrecognised deferred tax assets	15,432	14,617

Unrecognised deferred tax liabilities
Investments in subsidiaries 2	2,179	2,099

Total unrecognised deferred tax liabilities	2,179	2,099

1
At 30 June 2023, the Group had income and capital tax losses with a tax benefit of US$5,709 million (2022: US$5,777 million) and tax credits of US$2,863 million (2022: US$2,685 million), which are not recognised as deferred tax assets, because it is not probable that future taxable profits or capital gains will be available against which the Group can utilise the benefits.

The gross amount of tax losses carried forward that have not been recognised is as follows:

Year of expiry	2023	2022
	US$M	US$M
Income tax losses
Not later than one year	22	–
Later than one year and not later than two years	5	–
Later than two years and not later than five years	47	43
Later than five years and not later than 10 years	549	248
Later than 10 years and not later than 20 years	1,317	1,290
Unlimited	4,889	4,157

	6,829	5,738

Capital tax losses
Not later than one year	–	–
Later than two years and not later than five years	–	–
Unlimited	13,870	14,173

Gross amount of tax losses not recognised	20,699	19,911

Tax effect of total losses not recognised	5,709	5,777

F-3
4

Of the US$2,863 million of tax credits, US$2,405 million expires not later than 10 years (2022: US$2,129 million) and US$458 million expires later than 10 years and not later than 20 years (2022: US$556 million).

2
The Group has deferred tax assets and deferred tax liabilities associated with undistributed earnings of subsidiaries that have not been recognised because the Group is able to control the timing of the reversal of the temporary differences and it is not probable that these differences will reverse in the foreseeable future. Where the Group has undistributed earnings held by associates and joint interests, the deferred tax liability will be recognised as there is no ability to control the timing of the potential distributions.

3
The Group has deductible temporary differences relating to mineral rights for which deferred tax assets have not been recognised because it is not probable that future capital gains will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

4
The Group has other deductible temporary differences for which deferred tax assets have not been recognised because it is not probable that future taxable profits will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

15    Closure and rehabilitation provisions

	2023	2022
	US$M	US$M
At the beginning of the financial year	8,689	11,910
Capitalised amounts for operating sites:
Change in estimate	510	1,579
Exchange translation	(50)	(694)
Adjustments charged/(credited) to the income statement:
Increases to existing and new provisions	47	174
Exchange translation	(8)	(58)
Released during the year	(35)	(42)
Other adjustments to the provision:
Amortisation of discounting impacting net finance costs	839	554
Acquisition of subsidiaries and operations 1	168	–
Divestment and demerger of subsidiaries and operations	–	(4,477)
Expenditure on closure and rehabilitation activities	(273)	(316)
Exchange variations impacting foreign currency translation reserve	–	(3)
Other movements	–	62

At the end of the financial year	9,887	8,689

Comprising:
Current	520	475
Non-current	9,367	8,214

Operating sites	7,366	6,198
Closed sites	2,521	2,491

1	Relates to the acquisition of OZL on 2 May 2023. Refer to note 29 ‘Business combinations’ for more information.
Profile of closure and rehabilitation cash flows
The table below indicates the estimated profile of the Group’s closure and rehabilitation provisions. The profile reflects the undiscounted forecast cash flows that underpin the provisions. In some instances, the Group has an obligation to rehabilitate and maintain a closed site for an indefinite period. For the purpose of this analysis, the cashflow period has been restricted to 100 years.

Proportion of the Group’s undiscounted forecast cashflows	2023%	2022%

In one year or less	3	3
In more than one year but not more than two years	4	3
In more than two years but not more than five years	8	9
In more than five years but not more than ten years	14	15
In more than ten years	71	70

Total	100	100

The Group is required to close and rehabilitate sites and associated facilities at the end of or, in some cases, during the course of production to a condition acceptable to the relevant authorities, as specified in licence requirements and the Group’s closure performance requirements.
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

F-3
5

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

The closure and rehabilitation provision is reviewed at each reporting date to assess if the estimate continues to reflect the best estimate of the obligation. If necessary, the provision is remeasured to account for factors such as:

•   additional disturbance during the period

•   revisions to estimated reserves, resources and lives of operations including any changes to expected operating lives arising from the Group’s latest assessment of the potential impacts of climate change and the transition to a low-carbon economy

•   developments in technology

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

C
lo
sed sites
Where future economic benefits are no longer expected to be derived through operation, changes to the associated closure and remediation costs are charged to the income statement in the period identified. This amounted to US$4 million in the year ended 30 June 2023 (2022: US$74 million; 2021: US$483 million).

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
The extent, cost and timing of future closure activities may also be impacted by the potential physical impacts of climate change and the transition to a low-carbon economy. Further detail is provided in note 16 ‘Climate Change’.
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
Approximately 51 per cent (2022: 48 per cent) of the Group’s total undiscounted forecast cashflows are expected to be incurred after more than 30 years, reflecting the long-lived nature of many of the Group’s operations which have remaining production lives ranging from
1-103 years
(2022:
2-104
years). The discount rates applied to the Group’s closure and rehabilitation provisions are determined by reference to the currency of the closure cash flows, the period over which the cash flows will be incurred and prevailing market interest rates (where available). The Group continues to monitor current market conditions with no change made to the Group’s discount rates in the current year.

F-3
6

While the closure and rehabilitation provisions reflect management’s best estimates based on current knowledge and information, further studies, trials and detailed analysis of relevant knowledge and resultant closure activities for individual assets continue to be performed throughout the life of asset. Such studies and analysis can impact the estimated costs of closure activities. Estimates can also be impacted by the emergence of new closure and rehabilitation techniques, changes in regulatory requirements and stakeholder expectations for closure (including costs associated with equitable transition), development of new technologies, risks relating to climate change and the transition to a low-carbon economy, and experience at other operations. These uncertainties may result in future actual expenditure differing from the amounts currently provided for in the balance sheet.
Sensitivity
A 0.5 per cent increase in the discount rates applied at 30 June 2023 would result in a decrease to the closure and rehabilitation provision of approximately US$758 million, a decrease in property, plant and equipment of approximately US$568 million in relation to operating sites and an income statement credit of approximately US$190 million in respect of closed sites. In addition, the change would result in a decrease of approximately US$44 million to depreciation expense and a US$26 million increment in net finance costs for the year ending 30 June 2024.
Given the long-lived nature of the majority of the Group’s assets, the majority of final closure activities are generally not expected to occur for a significant period of time.
However, a
one-year
acceleration in forecast cash flows of the Group’s closure and rehabilitation provisions, in isolation, would result in an increase to the provision of approximately US$209 million, an increase in property, plant and equipment of US$148 million in relation to operating sites and an income statement charge of US$61 million in respect of closed sites.
16    Clima
t
e
c
hange
The Group recognises that warming of the climate is unequivocal, the human influence is
clear and physical impacts are unavoidable. Identifying, monitoring and assessing the actual and potential impacts of climate change is complex and the Group continues to develop its assessment of the actual and potential financial impacts of climate-related risks and opportunities, including the transition to a low-carbon economy and physical risk impacts.
The Group’s current climate change strategy focuses on:

•	building a portfolio to support the megatrends shaping our world, including future-facing commodities (copper, nickel and potash) and steelmaking materials (iron ore and metallurgical coal)

•	reducing operational greenhouse gas (GHG) emissions

•	investing in low GHG emissions technologies

•	supporting GHG emissions reductions in our value chain and promoting product stewardship

•	managing climate-related risks (threats and opportunities)

•	working with others to enhance the global policy and market response
Areas of the financial statements that may potentially be impacted in connection with this strategy throughout the value creation and delivery cycle of the Group’s operations, include:

Phase	Areas of potential financial statement impact
Exploration and acquisition	• Financial impact of portfolio decisions
Development and mining / Process and logistics
•   Impact of transition risks (threats and opportunities) on asset carrying values
•   Physical risk impacts on asset carrying values
•   Acquisition of carbon credits, and application of carbon pricing assumptions
•   Useful economic lives of property, plant and equipment
•   Expenditure on operational decarbonisation
•   Expenditure to support value chain decarbonisation

Sales, marketing and procurement	• Key transition materials and future-facing commodities and the revenue they generate • Expenditure to support value chain decarbonisation
Closure and rehabilitation	• Physical risk impacts on asset carrying values • Timing, scope and expected cost of closure and rehabilitation activities
At
the date of issue of these Financial Statements, indicators show the appropriate measures are not in place globally to drive decarbonisation at the pace or scale required for the aims of the Paris Agreement to be achieved as the most likely future outcome. As such, the significant judgements and key estimates used in the preparation of these financial statements reflect the Group’s current operational planning cases (described below) which are not currently aligned with a 1.5°C temperature outcome.
However, while not the basis of preparation of these financial statements, the Group continues to assess the potential financial statement impacts of the 1.5°C temperature outcome goal of the Paris Agreement under the Group’s 1.5°C scenario
1
.
Future changes to the Group’s climate change strategy or global decarbonisation signposts may impact the Group’s significant judgements and key estimates, and result in material changes to financial results and the carrying values of certain assets and liabilities in future reporting periods.

1
This scenario requires steep global annual emissions reduction, sustained for decades, to stay within a 1.5°C carbon budget. 1.5°C is above pre-industrial levels. For more information about the assumptions, outputs and limitations of our 1.5°C scenario refer to the BHP Climate Change Report 2020 available at bhp.com. The Group is preparing an updated 1.5°C scenario in FY2024.

F-3
7

Financial impact of portfolio decisions
During FY2023, the Group completed the acquisition of OZ Minerals Limited (OZL) and announced the proposed divestment of its interest in the Daunia and Blackwater lower-quality metallurgical coal mines, currently part of the BHP Mitsubishi Alliance (BMA). Further information in respect of the acquisition of OZL is included in note 29 ‘Business combinations’. Given the timing of the acquisition, the OZL assets will be incorporated into the Group’s climate-related assessments, and associated disclosures, in FY2024 as integration of the business continues.
These activities support the continued reshaping of the Group’s portfolio to focus on future-facing commodities, iron ore and higher quality metallurgical coal. They follow the completion, in FY2022, of the merger of the Group’s Petroleum business with Woodside and the divestment of the Group’s interests in BHP Mitsui Coal Pty Ltd (BMC) and the Cerrejón non-operated energy coal joint venture.
Also in FY2022, the Group announced that it would retain New South Wales Energy Coal (NSWEC) in its portfolio, seek the relevant approvals to continue mining beyond the current consent that expires at the end of FY2026 and proceed with a managed process to cease mining at the asset by the end of FY2030.
Following impairments recognised in previous periods, the net carrying value of NSWEC at 30 June 2023 is approximately negative US$220 million comprising property, plant and equipment (PP&E) of approximately US$530 million and closure provisions and other liabilities of approximately US$750 million. As at 30 June 2023, the potential exposure to further impairment for NSWEC is limited to the book value of PP&E of US$530 million, with the forecast cash flows over the proposed operating period supporting the current carrying value. Further, the useful lives of NSWEC PP&E do not exceed the remaining proposed operating period.
Impact of transition risks (threats and opportunities) on asset carrying values
Significant judgements and key estimates in relation to the preparation of the Financial Statements are impacted by the Group’s current assessment of the range of economic and climate-related conditions that could exist in the world’s transition to a low-carbon economy, considering the current trajectory of society and the global economy as a whole.
For example, demand for the Group’s commodities may decrease due to policy, regulatory (including carbon pricing mechanisms), legal, technological, market or societal responses to climate change, resulting in a proportion of a cash generating unit’s (CGU) reserves becoming incapable of extraction in an economically viable fashion.
To support strategic decision making, the Group develops a number of divergent climate scenarios and pathways. In FY2023, the Group’s One Energy View, being the Group’s current estimates of the most likely future states for the global economy and associated sub-systems, was updated to reflect three different pathways under which most developed economies would reach net zero around 2050, with other large economies reaching net zero in 2060 and 2070. While the global gross domestic product assumptions and the pace and drivers of decarbonisation vary across the pathways, each pathway results in a global average temperature increase of around 2°C by 2100.
The Group uses the One Energy View pathways as inputs to the Group’s operational planning cases as they reflect the Group’s current best estimates of the most likely range of future states for the global economy and associated sub-systems. These pathways inform updates to the Group’s commodity supply and demand outlooks and are used, in conjunction with other market sources of information, to determine the Group’s short and long-term price outlooks. Other sources of information include commodity price forward curves, consensus price outlooks and commodity specific price outlooks sourced from industry analysts.
Given the complexity and inherent uncertainty of climate modelling, these pathways are reviewed periodically to reflect new information, with a process in place to assess the need to update internal long-term price outlooks for developments in the periods between pathway updates.
The Group reflects the operational planning cases and associated price outlooks in the internal valuations used as the basis for the Group’s impairment assessments.
The discount rate used in the internal valuations reflects a real post-tax weighted average cost of capital (WACC), including country and state risk premia where appropriate, and ranges from 7.0 per cent to 9.5 per cent across the Group (FY2022: 6.0 per cent to 8.5 per cent). Cash flow forecasts used as the basis for impairment testing include asset specific risks, including climate-related risks such as operational interruptions as a result of physical climate-related risks, and therefore the Group does not include a separate climate-related risk adjustment in the Group’s WACC.

F-
38

Physical risk impacts on asset carrying values
The Group’s operations are exposed to physical climate-related risks. In FY2023, the Group progressed impact evaluations of physical climate-related risks to better understand the potential impacts to site operations, safety, productivity and cost, with these assessments to continue in FY2024.
The Group’s consideration of potential physical climate-related risk impacts when developing the Group’s operating plans, including factors such as operational interruptions caused by extreme weather events, therefore considers only the Group’s current best estimates of the potential financial impacts of certain climate-related physical risks.
Given the complexity of physical risk modelling and the ongoing nature of the Group’s physical risk assessment process, the identification of additional risks and/or the detailed development of the Group’s response may result in material changes to financial results and the carrying values of assets and liabilities in future reporting periods.
Acquisition of carbon credits and application of carbon pricing assumptions
The Group’s carbon credits and offsetting strategy is currently being managed at a consolidated Group level. However, individual investment decisions and asset valuations used for the purposes of impairment testing, consider carbon price assumptions for major Group operational, competitor and customer countries by applying a carbon price to estimated unmitigated Scopes 1 and 2 GHG emissions over the life of the respective operation.
In determining the Group’s forecast, factors including a country’s current and announced climate policies, targets and societal factors, such as public acceptance and demographics, are considered. As at the date of these Financial Statements, the carbon price used in asset valuations reflects the following ranges:

US$ real (January 2022) per tCO2	FY2030 Low	FY2030 High	FY2050 Low	FY2050 High

Australia	25	75	150	225
Brazil	5	50	125	200
Chile	8	41	150	225
Canada	65	102	200	225
Key customer countries	–	175	25	250
The Group acquires carbon credits for the purposes of both compliance and possible voluntary surrender or retirement to achieve the Group’s net zero operational GHG emissions long-term goal by CY2050. The Group may also sell to optimise carbon credits depending on internal use requirements or originate carbon credits through project development or direct investment.
Expenditure on carbon credits during FY2023 amounted to approximately US$15 million. The Group did not voluntarily surrender or retire
any carbon credits during FY2023.
From FY2024, the Group will be subject to the reforms made to Australia’s Safeguard Mechanism in FY2023 which, in effect, levy a carbon price for large facilities by requiring the surrender of eligible credits when their Scope 1 emissions exceed a progressively declining legislated limit (known as a baseline). As such, in future reporting periods, the Group may recognise liabilities where an obligation to purchase eligible carbon credits exists and/or intangible assets for carbon credits acquired or generated to meet those obligations.
Useful economic lives of property, plant and equipment
The determination of useful lives of the Group’s PP&E requires judgement, including consideration of the Group’s climate change strategy, targets and goals, decarbonisation plans and the possible impact of transition risks on demand for the Group’s commodities.
Useful lives are reviewed each reporting period, including to ensure they do not exceed the remaining expected operating life of the operation in which they are utilised, and are updated as required. The remaining lives of the Group’s operations reflect the Group’s operational planning cases and their underlying climate-related assumptions.
A key component of the Group’s operational decarbonisation strategy is the displacement of diesel within the Group’s operations, particularly the haul truck fleet. The Group is supporting the development of new equipment by original equipment manufacturers, including entering into partnerships focused on the development and trialling of electrical locomotives and haul trucks.
While technical and commercial development of the technology needed is progressing, the Group’s operating plans generally assume replacement of haul trucks, and other diesel powered equipment, at the end of their useful lives in line with the Group’s regular fleet renewal programs. For example, a significant proportion of the Group’s current WAIO mining fleet is due for replacement prior to the expected availability of battery electric vehicle solutions. As such, the Group’s decarbonisation plans have not had a material impact on the estimated remaining useful lives of the Group’s existing fleet of assets in FY2023.

F-
39

Expenditure on operational decarbonisation
The Group has set a target to reduce its operational GHG emissions (Scopes 1 and 2 from our operated assets) by at least 30 per cent from the Group’s FY2020 baseline levels by FY2030 and a goal to achieve net zero operational GHG emissions by CY2050.
Given the timing of the OZ Minerals Limited acquisition, the Group plans to update the baseline for both the Group’s medium-term target and long-term goal in FY2024.
The Group’s operational decarbonisation activities during FY2023 largely focused on the transition of the Group’s electricity supply to renewable sources. The Group also continued to progress projects in relation to displacement of diesel and managing fugitive methane, however expenditure in these areas is expected to increase towards the second half of the decade.
A significant proportion of the Group’s renewable electricity is currently sourced through power purchase agreements and judgement is required in determining the appropriate accounting treatment of such arrangements. Depending on the specific terms and conditions, power purchase agreements may be recognised as:

•	an expense when incurred

•	a financial derivative; or

•	a lease liability, with an associated right of use asset
At 30 June 2023, the Group recognised derivatives associated with renewable power purchase agreements (including those signed arrangements in which supply will commence in future periods) with a fair value of approximately US$50 million. No significant leases have been recognised by the Group in relation to renewable power purchase agreements at 30 June 2023.
Capital expenditure associated with renewable power purchase agreements is generally limited and, given the early stage of development of diesel displacement and management of fugitive methane, capital expenditure on decarbonisation in FY2023 was not material.
Capital and operating expenditures associated with projects aimed at contributing to the achievement of the Group’s operational GHG emissions medium-term target and long-term goal have been incorporated into the estimated future cash flows of the Group’s assets. These cash flow estimates form the basis of the Group’s impairment assessments as outlined in further detail in note 13 ‘Impairment of non-current assets’.

Asset	%
WAIO	40
Escondida	31
BMA	12
Pampa Norte and Potash	11
Olympic Dam and Nickel West	6

Of the total future capital expenditure on operational decarbonisation, the Group expects to spend around US$4 billion (nominal terms) by FY2030, with the majority of decarbonisation capital over this period being spent on diesel-displacement projects
2
.
Many of the projects planned to commence before FY2030 are likely to extend beyond the Group’s medium-term target period, and are expected to make a substantial contribution towards the Group’s long-term goal of net zero operational GHG emissions by CY2050. Significant expenditure on fleet renewal at certain assets, for example Olympic Dam, is expected to occur after
FY2030.
As the Group’s climate response is further integrated into business-as-usual planning, the spending on climate initiatives is expected to increasingly form part of ordinary course business expenditures. Any change to the Group’s climate change strategy could impact the expected level of expenditure on operational decarbonisation and the associated financial statement significant judgements and key estimates.

2
Based on latest business plans and excluding
recently acquired
OZL assets. In respect of diesel-displacement, amounts included in the US$4 billion reflect incremental estimated spend above internal combustion engine replacement costs and supporting site infrastructure.

F-4
0

Expenditure to support value chain decarbonisation
The Group continues to invest, including in partnership with others, in potential GHG emissions reduction opportunities in its value chain through technology innovation and development to support reductions to its total reported Scope 3 emissions inventory, with a particular focus on steelmaking and maritime emissions.
However, while we seek to influence reduction opportunities, Scope 3 emissions occur outside of our direct control. Reduction pathways are dependent on the development, and upstream or downstream deployment of, solutions and/or supportive policy. Where possible, the financial impact of the Group’s activities in support of the development of Scope 3 reduction pathways is reflected in the financial statements. For example, the Group recognised additional lease liabilities, and associated right of use assets, of US$90 million during FY2023 when chartering of the Group’s new dual-fuelled LNG vessels. Further detail of the Group’s leases is provided in note 22 ‘Leases’.
It is, however, currently not possible to reliably estimate or measure the full potential financial statement impacts of the Group’s pursuit of its Scope 3 goals and targets.
Key transition materials and future-facing commodities, and the revenue they generate
There is no agreed or established approach to defining revenue from commodities that are key to the transition to a low-carbon economy. The investor-led initiative Climate Action 100+ is developing a Diversified Mining Net Zero Standard with the draft Standard defining key transition materials. The FTSE Green Revenues Classification System is a taxonomy designed by FTSE Russell to better identify products and services contributing to the transition to a low-carbon economy.
Applying the Climate Action 100+ draft Standard definitions and the FTSE Russel taxonomy would result in the Group classifying copper, nickel and uranium as key transition materials. FY2023 revenue for these commodities was US$14.9 billion, US$1.9 billion (comprised of Battery-suitable
3
US$1.0 billion and Other US$0.9 billion) and US$0.4 billion respectively. (FY2022: US$16.0 billion, US$1.7 billion and US$0.2 billion, respectively).
Timing and expected cost of closure and rehabilitation activities
The extent, cost and timing of the Group’s future closure activities may be impacted by potential physical climate-related impacts. In estimating the potential cost of closure activities, the Group considers factors such as long-term weather outlooks, for example forecast changes in rainfall patterns. Closure cost estimates also consider the impact of the Group’s climate change strategy on the costs and timing of performing closure activities and the impact of new technology where appropriately developed and tested. For example, closure cost estimates largely continue to reflect the use of existing fuel sources for the Group’s equipment while the Group continues to invest in the development of alternative fuel sources and fleet electrification.
The estimated cost of closure activities includes management’s current best estimate in relation to post-closure monitoring and maintenance, which may be required for significant periods beyond the completion of other closure activities and is therefore exposed to potential long-term climate-related impacts. While reflecting management’s current best estimate, the cost of post-closure monitoring and maintenance may change in future reporting periods as the understanding of, and potential long-term impacts from, climate change continue to evolve.
Given the long-lived nature of the majority of the Group’s assets, the majority of final closure activities are not expected to occur for a significant period of time. However, acknowledging the wide range of potential energy transition impacts for metallurgical coal demand, and for illustrative purposes only, a five-year acceleration in forecast cash flows relating to the Group’s metallurgical coal closure and rehabilitation provisions, in isolation, would be estimated to result in an increase to the provision of approximately 15 per cent, which approximates to US$250 million.
Further, while the Group’s NSWEC closure provision remains subject to estimation and assumptions, the timing of closure is no longer considered materially susceptible to potential long-term climate-related impacts.
More detail on the key judgements and estimates impacting the Group’s closure and rehabilitation provisions is presented in note 15 ‘Closure and rehabilitation provisions’.

3
Battery-suitable nickel is defined as nickel briquettes, nickel powder and nickel sulphate. It does not include off-specification nickel metal. Calculated based on gross revenue from battery suitable nickel multiplied by percentage of BHP’s sales of battery-suitable nickel, as applicable to battery material suppliers. Where a customer’s planned end use is not known with certainty to be for battery supply, assumptions of usage have been made using historical nickel usage for those customers.

F-4
1

Paris Agreement and 1.5°C scenarios
As governments, institutions, companies, and society increasingly focus on addressing climate change, the potential for a non-linear and/or more rapid transition and the subsequent impact on climate-related threats and opportunities increases.
Accordingly, in addition to the operational planning cases, the Group utilises a range of scenarios, including its 1.5°C scenario, when testing the resilience of its portfolio, forming strategy and making investment decisions.
The Group continues to monitor global decarbonisation signposts and updates its operational planning cases, price outlooks and cost of carbon assumptions and assessments relating to strategy and capital allocation accordingly. When such signposts indicate the appropriate measures are in place for achievement of a 1.5ºC scenario, this will be reflected in the Group’s operational planning cases.
Capital allocation
While a 1.5°C scenario does not currently represent one of the inputs to the Group’s operational planning cases, the Group has systematically integrated its 1.5°C scenario into the Group’s strategy and capital allocation process to test the extent to which its capital allocation is aligned with a rapidly decarbonising global economy.
Specifically, in addition to consideration of the Group’s operational planning cases, the Group applies its 1.5°C scenario to assess whether future demand for the Group’s products supports ongoing capital investment. The internal allocation of capital under the Group’s Capital Allocation Framework and all major investment decisions continue to require an assessment of investment viability under the Group’s 1.5°C scenario.
Integration of the Group’s 1.5°C scenario into the capital allocation process is intended to mitigate the risk of stranded assets, and associated impairments, should the appropriate global measures to achieve a 1.5°C outcome be adopted.
Demand for the Group’s commodities impacting price outlooks
The Group acknowledges that there are a range of possible energy transition scenarios, including those that are aligned with the aims of the Paris Agreement, that may indicate different outcomes for individual commodities. The Group examines the resilience of its portfolio to a 1.5°C scenario (the Group’s 1.5°C scenario) on an ongoing basis by considering the impact of commodity price estimates under that scenario using the Group’s latest operating plans.
There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate and none of the scenarios considered constitutes a definitive outcome for the Group.
However, the long-term commodity price estimates under the Group’s 1.5°C scenario reflect the world needing more steel, copper, potash and nickel in the next 30 years when compared to the last 30 years. In addition, the Group’s portfolio is transitioning towards higher quality iron ore and metallurgical coal that enable steelmakers to be more efficient and operate with a lower GHG emissions intensity.
The Group considers that is it currently impracticable to fully assess all potential Financial Statement impacts under the Group’s 1.5°C scenario. However, the Group has carried out analysis which indicates that the long-term commodity price outlooks under this scenario for iron ore, copper, metallurgical coal, nickel and potash are either largely consistent with or favourable to the price outlooks in the Group’s current operational planning cases. Given these positive long-term price outlooks, price-only sensitivities to the Group’s long-term 1.5°C price outlook indicate that there would not be any asset impairments for those commodities.
Further, acknowledging the wide range of potential energy transition impacts for metallurgical coal demand, the Group has also performed additional price-only sensitivities for the Group’s metallurgical coal assets. These price-only sensitivities reflect different price outlooks while assuming that all other factors in the asset valuations, such as production and sales volumes, capital and operating expenditures, carbon pricing and the discount rate, remain unchanged from those used in the Group’s FY2023 metallurgical coal impairment assessments. As such, the sensitivities do not attempt to assess all potential financial statement impacts, including impacts on asset valuations, that may arise under the Group’s 1.5°C scenario.
Under the Group’s operational planning case assumptions, headroom in excess of US$6.5 billion currently exists between the carrying value of the Group’s metallurgical coal assets and their estimated valuation. As such, these sensitivities indicate that adverse movements in long-term price assumptions, in isolation, would reduce the current headroom on the Group’s metallurgical coal assets but, given the current headroom, may not result in an impairment.
Price-only sensitivities reflect the following price outlooks published in August 2022 by Wood Mackenzie, a research and consultancy business for the global energy, power and renewables, subsurface, chemicals, and metals and mining industries:

Price source	CY2030 Price (real, US$/tonne)	CY2050 Price (real, US$/tonne)

Base case	159	170
1.5°C scenario	127	135
No impairment is indicated by these price-only sensitivities.
The Group does not disclose the Group’s internally generated long-term price outlooks for individual commodities, including those under the Group’s 1.5°C scenario, given their commercial sensitivity.

F-4
2

Capital structure
17    Share capital

	BHP Group Limited			BHP Group Plc
	2023 shares	2022 shares	2021 shares	2022 shares	2021 shares
Share capital issued
Opening number of shares	5,062,323,190	2,945,851,394	2,945,851,394	2,112,071,796	2,112,071,796
Issue of shares	3,497,366	4,400,000	–	–	–
Corporate structure unification	–	2,112,071,796	–	(2,112,071,796)	–
Purchase of shares by ESOP Trusts	(6,442,571)	(8,704,669)	(7,587,353)	(63,567)	(185,054)
Employee share awards exercised following vesting	6,081,843	8,522,684	6,948,683	77,748	173,644
Movement in treasury shares under Employee Share Plans	360,728	181,985	638,670	(14,181)	11,410

Closing number of shares	5,065,820,556	5,062,323,190	2,945,851,394	–	2,112,071,796

Comprising:
Shares held by the public	5,064,408,782	5,061,272,144	2,944,982,333	–	2,112,057,615
Treasury shares	1,411,774	1,051,046	869,061	–	14,181
Other share classes
5.5% Preference shares of £1 each	–	–	–	–	50,000
Special Voting share of no par value	–	–	1	–	–
Special Voting share of US$0.50 par value	–	–	–	–	1
DLC Dividend share	–	–	1	–	–
During FY2023, BHP Group Limited issued 3,497,366 fully paid ordinary shares to the BHP Group Limited Employee Equity Trust and to Solium Capital (Australia) Pty Ltd at A$40.51 per share (2022: 4,400,000 fully paid ordinary shares at A$52.99 per share), to satisfy the vesting of employee share awards and related dividend equivalent entitlements under those employee share plans.
Share capital of BHP Group Limited at 30 June 2023 is composed of the following categories of shares:

Ordinary shares fully paid	Treasury shares
Each fully paid ordinary share of BHP Group Limited carries the right to one vote at a meeting of the Company.
Treasury shares are fully paid ordinary shares of BHP Group Limited that are held by the ESOP Trusts for the purpose of issuing shares to employees under the Group’s Employee Share Plans. Treasury shares are recognised at cost and deducted from equity, net of any income tax effects. When the treasury shares are subsequently sold or reissued, any consideration received, net of any directly attributable costs and income tax effects, is recognised as an increase in equity. Any difference between the carrying amount and the consideration, if reissued, is recognised in retained earnings.

As
a result of the corporate structure unification on 31 January 2022, 2,112,071,796 fully paid ordinary shares in BHP Group Limited were issued to BHP Group Plc shareholders in a one for one exchange of their BHP Group Plc ordinary shares, resulting in BHP Group Limited becoming the sole parent company of the Group with a single set of shareholders.
The following classes of shares existed prior to the Group’s unification on 31 January 2022:

Special Voting shares	Preference shares	DLC Dividend share
Each of BHP Group Limited and BHP Group Plc had issued one Special Voting share to facilitate joint voting by shareholders of BHP Group Limited and BHP Group Plc on Joint Electorate Actions.

These shares were bought back for nominal value in January 2022 and subsequently cancelled.
Preference shares had the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Group Plc on a return of capital or winding up. These shares were acquired by way of gift from J.P. Morgan and subsequently cancelled on 31 January 2022.
The DLC Dividend share supported the Dual Listed Company (DLC) equalisation principles in place since the merger in 2001, including the requirement that ordinary shareholders of BHP Group Plc and BHP Group Limited were paid equal cash dividends per share. This share enabled efficient and flexible capital management across the DLC and was issued on 23 February 2016 at par value of US$10.

This share was bought back for nominal value in January 2022 and subsequently cancelled.

F-4
3

18    Other equity

	2023	2022	2021	Recognition and measurement
	US$M	US$M	US$M
Share premium account	–	–	518	The share premium account represented the premium paid on the issue of BHP Group Plc shares recognised in accordance with the UK Companies Act 2006. It was transferred to the common control reserve as part of the unification of the Group’s corporate structure.
Capital redemption reserve	–	–	177	The capital redemption reserve represented the par value of BHP Group Plc shares that were purchased and subsequently cancelled. It was transferred to the common control reserve as part of unification of the Group’s corporate structure.
Common control reserve	(1,603)	(1,603)	–	The common control reserve arose on unification of the Group’s corporate structure and represents the residual on consolidation between BHP Group Ltd’s investment in BHP Group Plc (now known as BHP Group (UK) Ltd) and BHP Group Plc’s share capital, share premium and capital redemption reserve at the time of unification.
Employee share awards reserve	171	174	268
The employee share awards reserve represents the accrued employee entitlements to share awards that have been charged to the income statement and have not yet been exercised.
Once exercised, the difference between the accumulated fair value of the awards and their historical on-market
purchase price is recognised in retained earnings.

Cash flow hedge reserve	10	41	100	The cash flow hedge reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognised in the income statement when the hedged transaction impacts the income statement, or is recognised as an adjustment to the cost of non-financial
				hedged items. The hedging reserve records the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge relationship.
Cost of hedging reserve	(1)	(19)	(54)	The cost of hedging reserve represents the recognition of certain costs of hedging for example, basis adjustments, which have been excluded from the hedging relationship and deferred in other comprehensive income until the hedged transaction impacts the income statement.
Foreign currency translation reserve	(14)	(14)	43	The foreign currency translation reserve represents exchange differences arising from the translation of non-US dollar functional currency operations within the Group into US dollars.
Equity investments reserve	9	(8)	15	The equity investment reserve represents the revaluation of investments in shares recognised through other comprehensive income. Where a revalued financial asset is sold, the relevant portion of the reserve is transferred to retained earnings.
Non-controlling interest contribution reserve	1,441	1,441	1,283	The
non-controlling
interest contribution reserve represents the excess of consideration received over the book value of net assets attributable to equity instruments when acquired by non-controlling
				interests.

Total reserves	13	12	2,350

Summarised financial information relating to each of the Group’s subsidiaries with non-controlling
interests (NCI) that are material to the Group before any intra-group eliminations is shown below:

	2023			2022
US$M	Minera Escondida Limitada	Other individually immaterial subsidiaries (incl. intra -group eliminations)	Total	Minera Escondida Limitada	Other individually immaterial subsidiaries (incl. intra -group eliminations)	Total
Group share (per cent)	57.5			57.5

Current assets	3,144			2,929
Non-current assets	12,160			11,636
Current liabilities	(1,598)			(2,192)
Non-current liabilities	(5,413)			(4,762)

Net assets	8,293			7,611

Net assets attributable to NCI	3,525	509	4,034	3,235	574	3,809

Revenue	8,847			9,500
Profit after taxation	2,365			3,522
Other comprehensive income	(8)			11

Total comprehensive income	2,357			3,533

Profit after taxation attributable to NCI	1,005	398	1,403	1,497	658	2,155
Other comprehensive income attributable to NCI	(3)	–	(3)	5	–	5

Net operating cash flow	3,168			4,519
Net investing cash flow	(1,351)			(860)
Net financing cash flow	(1,620)			(4,029)

Dividends paid to NCI	712	463	1,175	1,760	780	2,540

F-4
4

While the Group controls Minera Escondida Limitada, the
non-controlling
interests hold certain protective rights that restrict the Group’s ability to sell assets held by Minera Escond id
a Limitada, or use the assets in other subsidiaries and operations owned by the Group. Minera Escondida Limitada is also restricted from paying dividends without the approval of the non-controlling
interests.
19    Dividends

	Year ended 30 June 2023		Year ended 30 June 2022		Year ended 30 June 2021
	Per share	Total	Per share	Total	Per share	Total
	US cents	US$M	US cents	US$M	US cents	US$M
Dividends paid during the period 1
Prior year final dividend	175	8,858	200	10,119	55	2,779
Interim dividend	90	4,562	150	7,601	101	5,115

	265	13,420	350	17,720	156	7,894

1
5.5 per cent dividend on 50,000 preference shares of £1 each determined and paid for financial year 2021. No dividend paid for the financial year 2022. These preference shares were cancelled on 31 January 2022.

Dividends paid during the period differs from the amount of dividends paid in the Consolidated Cash Flow Statement as a result of foreign exchange gains and losses relating to the timing of equity distributions between the record date and the payment date. Additional derivative settlements of US$161 million were made as part of the funding of the dividend paid during the period and is disclosed in Proceeds/(settlements) of cash management related instruments in the Consolidated Cash Flow Statement.
Each American Depositary Share (ADS) represents two ordinary shares of BHP Group Limited. Dividends determined on each ADS represent twice the dividend determined on each BHP Group Limited ordinary share.
Dividends are determined after
period-end
and announced with the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to year-end,
on 22 August 2023, BHP Group Limited determined a final dividend of 80 US cents per share (US$4,052 million), which will be paid on
2
8 September 2023 (30 June 2022: final dividend of 175 US cents per share – US$8,857 million; 30 June 2021: final dividend of 200 US cents per share – US$10,114 million).
BHP Group Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2023	2022	2021
	US$M	US$M	US$M
Franking credits as at 30 June	7,953	7,007	14,302
Franking credits arising on the future payment/(refund) of taxes relating to the period	(261)	2,043	1,799

Total franking credits available 1	7,692	9,050	16,101

1	The payment of the final 2023 dividend determined after 30 June 2023 will reduce the franking account balance by US$1,737 million.
20    Provisions for dividends and other liabilities
The disclosure below excludes closure and r
e
habilitation provisions (refer to note 15 ‘Closure and rehabilitation provisions’), employee benefits, restructuring and post-retirement employee benefits provisions (refer to note 27 ‘Employee benefits, restructuring and post-retirement employee benefits provisions’) and provisions related to the Samarco dam failure (refer to note 4 ‘Significant events – Samarco dam failure’).

	2023	2022
	US$M	US$M
At the beginning of the financial year	674	581
Acquisition of subsidiaries and operations 1	61	–
Dividends determined	13,420	17,720
Charge/(credit) for the year:
Underlying	156	493
Discounting	2	1
Exchange variations	(161)	122
Released during the year	(62)	(48)
Utilisation	(35)	(96)
Dividends paid	(13,268)	(17,851)
Divestment and demerger of subsidiaries and operations	–	(146)
Transfers and other movements	(18)	(102)

At the end of the financial year	769	674

Comprising:
Current	384	356
Non-current	385	318

1	Relates to the acquisition of OZL on 2 May 2023. Refer to note 29 ‘Business combinations’ for more information.

F-4
5

Financial management
21    Net debt
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

	2023		2022
US$M	Current	Non-current	Current	Non-current
Interest bearing liabilities
Bank loans	5,310	2,192	397	2,075
Notes and debentures	1,337	10,482	1,690	9,673
Lease liabilities	521	2,498	519	2,057
Bank overdraft and short-term borrowings	5	–	–	–
Other	–	–	16	1

Total interest bearing liabilities	7,173	15,172	2,622	13,806

Less: Lease liability associated with index-linked freight contracts	114	173	113	161

Less: Cash and cash equivalents
Cash	7,206	–	5,728	–
Short-term deposits	5,222	–	11,508	–

Less: Total cash and cash equivalents	12,428	–	17,236	–

Less: Derivatives included in net debt
Net debt management related instruments 1	(113)	(1,459)	(358)	(1,330)
Net cash management related instruments 2	36	–	273	–

Less: Total derivatives included in net debt	(77)	(1,459)	(85)	(1,330)

Net debt		11,166		333

Net assets		48,530		48,766

Gearing		18.7%		0.7%

1	Represents the net cross currency and interest rate swaps designated as effective hedging instruments included within current and non-current other financial assets and liabilities.

2	Represents the net forward exchange contracts included within current and non-current other financial assets and liabilities.
Cash and short-term deposits are disclosed in the cash flow statement net of bank overdrafts and interest bearing liabilities at call.

	2023	2022	2021
	US$M	US$M	US$M
Total cash and cash equivalents	12,428	17,236	15,246
Bank overdrafts and short-term borrowings	(5)	–	–

Total cash and cash equivalents, net of overdrafts	12,423	17,236	15,246

Cash and cash equivalents includes US$95 million (2022: US$127 million) restricted by legal or contractual arrangements.
Recognition and measurement
Cash and short-term deposits in the balance sheet comprise cash at bank and on hand and highly liquid cash deposits with short-term maturities that are readily convertible to known amounts of cash with insignificant risk of change in value. The Group considers that the carrying value of cash and cash equivalents approximate fair value due to their short-term to maturity. Refer to note 22 ‘Leases’ and note 24 ‘Financial risk management’ for the recognition and measurement principles for lease liabilities and other financial liabilities.

F-4
6

Interest bearing liabilities and cash and cash equivalents include balances denominated in the following currencies:

	Interest bearing liabilities		Cash and cash equivalents
	2023	2022	2023	2022
	US$M	US$M	US$M	US$M
USD	16,289	8,813	5,925	7,654
EUR	3,050	3,463	544	2,656
GBP	1,587	2,621	674	30
AUD	1,233	783	1,797	3,360
CAD	7	584	3,362	3,437
Other	179	164	126	99

Total	22,345	16,428	12,428	17,236

The Group enters into derivative transactions to convert the majority of its exposures above into US dollars. Further information on the Group’s risk management activities relating to these balances is provided in note 24 ‘Financial risk management’.
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
The Group’s Moody’s credit rating changed from A2/P-1 to A1/P-1 outlook stable (long-term/short-term). The Group’s Standard & Poor’s rating has remained at A-/A-1 outlook stable (long-term/short-term).
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
Standby arrangements and unused credit facilities
The Group’s committed revolving credit facility operates as a back-stop to the Group’s uncommitted commercial paper program. The combined amount drawn under the facility or as commercial paper will not exceed US$5.5 billion. As at 30 June 2023, US$ nil commercial paper was drawn (2022: US$ nil). The facility is due to mature on 10 October 2026. A commitment fee is payable on the undrawn balance and interest is payable on any drawn balance comprising a reference rate plus a margin. The agreed margins are typical for a credit facility extended to a company with the Group’s credit rating.

F-
47

Maturity profile of financial liabilities
The maturity profile of the Group’s financial liabilities based on the undiscounted contractual amounts, taking into account the derivatives related to debt, is as follows:

2023 US$M	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to debentures	Other derivatives	Obligations under lease liabilities	Trade and other payables 1	Total
Due for payment:
In one year or less or on demand	6,659	757	536	257	658	6,175	15,042
In more than one year but not more than two years	1,399	595	388	126	538	4	3,050
In more than two years but not more than five years	4,058	1,410	399	267	1,031	–	7,165
In more than five years	8,093	3,693	1,020	211	1,846	–	14,863

Total	20,209	6,455	2,343	861	4,073	6,179	40,120

Carrying amount	19,326	–	1,755	804	3,019	6,179	31,083

2022 US$M	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to debentures	Other derivatives	Obligations under lease liabilities	Trade and other payables 1	Total
Due for payment:
In one year or less or on demand	2,109	492	525	221	579	6,608	10,534
In more than one year but not more than two years	1,634	427	300	112	443	–	2,916
In more than two years but not more than five years	2,609	1,032	492	246	936	–	5,315
In more than five years	7,550	3,705	1,467	245	1,470	–	14,437

Total	13,902	5,656	2,784	824	3,428	6,608	33,202

Carrying amount	13,852	–	1,824	752	2,576	6,608	25,612

1	Excludes input taxes of US$121 million (2022: US$79 million) included in other payables. Refer to note 9 ‘Trade and other payables’.

F-
48

22     Leases
Movements in the Group’s lease liabilities during the year are as follows:

	2023	2022
	US$M	US$M
At the beginning of the financial year	2,576	3,896
Additions	542	866
Acquisition of subsidiaries and operations 1	423	–
Remeasurements of index-linked freight contracts	53	(369)
Lease payments 2	(706)	(1,288)
Foreign exchange movement	12	(126)
Amortisation of discounting	130	125
Divestment and demerger of subsidiaries and operations 3	–	(492)
Transfers and other movements	(11)	(36)

At the end of the financial year	3,019	2,576

Comprising:
Current liabilities	521	519
Non-current liabilities	2,498	2,057

1	Relates to the acquisition of OZL on 2 May 2023. Refer to note 29 ‘Business combinations’ for more information.

2	Includes US$ nil (2022: US$39 million) related to Discontinued operations.

3	Relates to the divestment of BMC and merger of Petroleum with Woodside in FY2022. Refer to notes 3 ‘Exceptional items’ and 28 ‘Discontinued operations’ for more information.
A significant proportion by value of the Group’s lease contracts relate to plant facilities, office buildings and vessels. Lease terms for plant facilities and office buildings typically run for over 10 years and vessels from four to 10 years. Other leases include port facilities, various equipment and vehicles. The lease contracts contain a wide range of different terms and conditions including extension and termination options and variable lease payments.
The Group’s lease obligations are included in the Group’s Interest bearing liabilities and, with the exception of vessel lease contracts that are priced with reference to a freight index, form part of the Group’s net debt.
The maturity profile of lease liabilities based on the undiscounted contractual amounts is as follows:

Lease liability	2023	2022
	US$M	US$M
Due for payment:
In one year or less or on demand	658	579
In more than one year but not more than two years	538	443
In more than two years but not more than five years	1,031	936
In more than five years 1	1,846	1,470

Total	4,073	3,428

Carrying amount	3,019	2,576

1	Includes US$808 million (2022: US$707 million) due for payment in more than ten years.
At 30 June 2023, commitments for leases not yet commenced based on undiscounted contractual amounts were US$1,271 million (2022: US$928 million).

F-
49

Movements in the Group’s right-of-use assets during the year are as follows:

	2023			2022
	Land and buildings	Plant and equipment	Total	Land and buildings	Plant and equipment	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Net book value
At the beginning of the financial year	452	1,909	2,361	638	2,712	3,350
Additions	192	350	542	41	825	866
Acquisition of subsidiaries and operations 1	–	423	423	–	–	–
Remeasurements of index-linked freight contracts	–	53	53	–	(369)	(369)
Depreciation expensed during the period	(71)	(462)	(533)	(103)	(872)	(975)
Depreciation classified as exploration	–	–	–	–	(3)	(3)
Impairments for the year	–	–	–	(7)	–	(7)
Divestment and demerger of subsidiaries and operations 2	–	–	–	(116)	(313)	(429)
Transfers and other movements	–	(37)	(37)	(1)	(71)	(72)

At the end of the financial year	573	2,236	2,809	452	1,909	2,361

– Cost	758	4,088	4,846	745	4,307	5,052
– Accumulated depreciation and impairments	(185)	(1,852)	(2,037)	(293)	(2,398)	(2,691)

1	Relates to the acquisition of OZL on 2 May 2023. Refer to note 29 ‘Business combinations’ for more information.

2	Relates to the divestment of BMC and merger of Petroleum with Woodside in FY2022. Refer to notes 3 ‘Exceptional items’ and 28 ‘Discontinued operations’ for more information.
Right-of-use assets are included within the underlying asset classes in Property, plant and equipment. Refer to note 11 ‘Property, plant and equipment’.
Amounts r
e
corded in the income statement and the cash flow statement for the year were:

	2023	2022	2021	Included within
	US$M	US$M	US$M
Income statement
Depreciation of right-of-use assets	533	964	753	Profit from operations
Short-term, low-value and variable lease costs 1	795	847	834	Profit from operations
Interest on lease liabilities	130	119	102	Financial expenses
Cash flow statement
Principal lease payments	576	1,130	732	Cash flows from financing activities
Lease interest payments	130	119	102	Cash flows from operating activities

1
Relates to US$714 million of variable lease costs (2022: US$585 million; 2021: US$510 million), US$47 million of short-term lease costs (2022: US$222 million; 2021: US$294 million) and US$34 million of low-value lease costs (2022: US$40 million; 2021: US$30 million). Variable lease costs include contracts for hire of mining service equipment, drill rigs and transportation services. These contracts contain variable lease payments based on usage and asset performance.

Recognition and measurement
All leases with the exception of short-term (under 12 months) and low-value leases are recognised on the balance sheet, as a right-of-use asset and a corresponding interest bearing liability. Lease liabilities are initially measured at the present value of the future lease payments from the lease commencement date and are subsequently adjusted to reflect the interest on lease liabilities, lease payments and any remeasurements due to, for example, lease modifications or a change to future lease payments linked to an index or rate. Lease payments are discounted using the interest rate implicit in the lease or, where the rate is not readily determinable, the interest payments are discounted at the Group’s weighted average incremental borrowing rate, adjusted to reflect factors specific to the lease, including where relevant the currency, tenor and location of the lease.
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

F-5
0

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
23     Net finance costs

	2023	2022	2021
	US$M	US$M	US$M
Financial expenses
Interest expense using the effective interest rate method:
Interest on bank loans, overdrafts and all other borrowings	997	491	607
Interest capitalised at 5.71% (2022: 2.90%; 2021: 2.83%) 1	(271)	(113)	(204)
Interest on lease liabilities	130	119	102
Discounting on provisions and other liabilities	1,293	645	353
Other gains and losses:
Fair value change on hedged loans	(803)	(1,286)	(779)
Fair value change on hedging derivatives	691	1,277	704
Loss on bond repurchase 2	–	–	395
Exchange variations on net debt	9	(99)	99
Other	14	16	13

Total financial expenses	2,060	1,050	1,290

Financial income
Interest income	(529)	(81)	(67)

Net finance costs	1,531	969	1,223

1
Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. Tax relief for capitalised interest is approximately US$81 million (2022: US$34 million; 2021: US$61 million).

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

F-5
1

24     Financial risk management
24.1 Financial risks
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
The majority of the Group’s debt is issued at fixed interest rates. The Group has also drawn on a facility of US$5.0 billion to fund the acquisition of OZL that was referenced to floating rates. The Group has entered into interest rate swaps and cross currency interest rate swaps to convert most of its fixed interest rate exposure to floating US dollar interest rate exposure. As at 30 June 2023, 98 per cent of the Group’s borrowings were exposed to floating interest rates inclusive of the effect of swaps (2022: 80 per cent).
The fair value of interest rate swaps and cross currency interest rate swaps in hedge relationships used to hedge both interest rate and foreign currency risks are shown in the valuation hierarchy in section 24.4 ‘Derivatives and hedge accounting’.
Based on the net debt position as at 30 June 2023, taking into account interest rate swaps and cross currency interest rate swaps, it is estimated that a one percentage point increase in the Secured Overnight Financing Rate (SOFR) interest rate will decrease the Group’s equity and profit after taxation by US$58 million (2022: increase of US$29 million). This assumes the change in interest rates is effective from the beginning of the financial year and the fixed/floating mix and balances are constant over the year.

F-5
2

Interest Rate Benchmark Reform
The London Interbank Offered Rate (LIBOR) and other benchmark interest rates are being replaced by alternative risk-free rates (ARR) as part of inter-bank offer rate (IBOR) reform. Sterling LIBOR ceased to be published on 1 January 2022 and USD LIBOR will no longer be published after 30 June 2023.
Amendments to IFRS 9/AASB 9 ‘Financial Instruments’, IFRS 7/AASB 7 ‘Financial Instruments: Disclosures’ and IFRS 16/AASB 16 ‘Leases’ in relation to IBOR reform early adopted by the Group in previous periods impact the Group’s cross currency and interest rate swaps, which prior to IBOR reform referenced the US LIBOR benchmark, and the associated hedge accounting.
These amendments provide relief from applying certain hedge accounting requirements to hedging arrangements directly impacted by IBOR reform. In particular, where changes to the Group’s instruments arise solely as a result of IBOR reform and do not change the economic substance of the Group’s arrangements, the Group is able to maintain its existing hedge relationships and accounting.
During the year ended 30 June 2023, the Group actively transitioned all impacted cross currency and interest rate swaps from US LIBOR to the alternative, widely adopted SOFR benchmark. As the transition resulted solely from IBOR reform, the Group has applied the relief available in IFRS 9 and continues to apply hedge accounting to its hedging arrangements, including accounting for ineffectiveness. Refer to section 24.4 ‘Derivatives and hedge accounting’ for further information.
The Group does not hold any material lease arrangements that contain reference to the existing benchmarks and as a result there is no material impact on lease liabilities or right-of-use assets at 30 June 2023.
The Group’s revolving credit facility was restructured to reference to Alternative Reference Rates (ARRs) and remains undrawn. Furthermore, in the period, Escondida has executed new SOFR linked loans and has amended existing US LIBOR linked loans with lenders, so that the applicable floating interest rate reference 3M or 6M Term SOFR rates.
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
The following table shows the carrying values of financial assets and liabilities at the end of the reporting period denominated in currencies other than the US dollar that are exposed to foreign currency risk:

Net financial (liabilities)/assets - by currency of denomination	2023	2022
	US$M	US$M
AUD	(4,168)	(3,649)
CLP	(74)	(602)
GBP	353	388
EUR	217	280
Other	43	187

Total	(3,629)	(3,396)

The principal non-functional currencies to which the Group is exposed are the Australian dollar, the Chilean peso, the Pound sterling and the Euro. Based on the Group’s net financial assets and liabilities as at 30 June 2023, a weakening of the US dollar against these currencies (one cent strengthening in Australian dollar, 10 pesos strengthening in Chilean peso, one penny strengthening in Pound sterling and one cent strengthening in Euro), with all other variables held constant, would decrease the Group’s equity and profit after taxation by US$15 million (2022: decrease of US$16 million).
Transactional exposure in respect of non-functional currency expenditure and revenues
Certain operating and capital expenditure is incurr
e
d in currencies other than an operation’s functional currency. To a lesser extent, certain sales revenue is earned in currencies other than the functional currency of operations and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation. These currency risks are managed as part of the portfolio risk management strategy. The Group may enter into forward exchange contracts when required under this strategy.

F-5
3

Commodity price risk
The risk associated with commodity prices is managed as part of the portfolio risk management strategy. Substantially all of the Group’s commodity production is sold on market-based index pricing terms, with derivatives used from time to time to achieve a specific outcome.
Financial instruments with commodity price risk comprise forward commodity and other derivative contracts with net liabilities at fair value of US$20 million (2022: net liabilities of US$56 million).
Provisionally priced commodity sales and purchases contracts
Provisionally priced sales or purchases volumes are those for which price finalisation, referenced to the relevant index, is outstanding at the reporting date. Provisional pricing mechanisms within these sales and purchases arrangements have the character of a commodity derivative. Trade receivables or payables under these contracts are carried at fair value through profit or loss using Level 2 valuation inputs based on forecast selling prices in the quotation period. The Group’s exposure at 30 June 2023 to the impact of movements in commodity prices upon provisionally invoiced sales and purchases volumes was predominately around copper.
The Group had 314 thousand tonnes of copper exposure as at 30 June 2023 (2022: 289 thousand tonnes) that was provisionally priced. The final price of these sales and purchases volumes will be determined during the first half of FY2024. A 10 per cent change in the price of copper realised on the provisionally priced sales, with all other factors held constant, would increase or decrease profit after taxation by US$184 million (2022: US$162 million).
The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange rates can impact commodity prices.
Liquidity risk
Refer to note 21 ‘Net debt’ for details on the Group’s liquidity risk.
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
Refer to note 8 ‘Trade and other receivables’ and note 21 ‘Net debt’ for details on the Group credit risk.

24.2 Recognition and measurement
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
For financial assets and liabilities carried at fair value, the Group uses the following to categorise the inputs to the valuation method used based on the lowest level input that is significant to the fair value measurement as a whole:

IFRS 13 Fair value hierarchy	Level 1	Level 2	Level 3
Valuation inputs	Based on quoted prices (unadjusted) in active markets for identical financial assets and liabilities.	Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).	Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling.

24.3 Financial assets and liabilities
The financial assets and liabilities are presented by class in the table below at their carrying amounts.

	IFRS 13 Fair value hierarchy Level 1	IFRS 9 Classification	2023 US$M	2022 US$M
Current cross currency and interest rate swaps 2	2	Fair value through profit or loss	34	–
Current other derivative contracts 3	2,3	Fair value through profit or loss	407	326
Current other financial assets		Amortised cost	–	100
Current other investments 4	1,2	Fair value through profit or loss	29	203
Non-current cross currency and interest rate swaps 2	2	Fair value through profit or loss	149	136
Non-current other derivative contracts 3	2,3	Fair value through profit or loss	228	16
Non-current other financial assets 5	3	Fair value through profit or loss	246	273
Non-current investment in shares	1,3	Fair value through other comprehensive income	224	138
Non-current other investments 4	1,2	Fair value through profit or loss	268	239

Total other financial assets			1,585	1,431
Cash and cash equivalents		Amortised cost	12,428	17,236
Trade and other receivables 6		Amortised cost	1,506	1,674
Provisionally priced trade receivables	2	Fair value through profit or loss	2,705	3,478

Total financial assets			18,224	23,819

Non-financial assets			83,072	71,347

Total assets			101,296	95,166

Current cross currency and interest rate swaps 2	2	Fair value through profit or loss	147	358
Current other derivative contracts	2	Fair value through profit or loss	176	118
Current other financial liabilities 7		Amortised cost	79	103
Non-current cross currency and interest rate swaps 2	2	Fair value through profit or loss	1,608	1,466
Non-current other derivative contracts 3	2,3	Fair value through profit or loss	82	31
Non-current other financial liabilities 7		Amortised cost	467	500

Total other financial liabilities			2,559	2,576
Trade and other payables 8		Amortised cost	5,338	5,223
Provisionally priced trade payables	2	Fair value through profit or loss	841	1,385
Bank overdrafts and short-term borrowings 9		Amortised cost	5	–
Bank loans 9		Amortised cost	7,502	2,472
Notes and debentures 9		Amortised cost	11,819	11,363
Lease liabilities 10			3,019	2,576
Other 9		Amortised cost	–	17

Total financial liabilities			31,083	25,612

Non-financial liabilities			21,683	20,788

Total liabilities			52,766	46,400

1
All of the Group’s financial assets and financial liabilities recognised at fair value were valued using market observable inputs categorised as Level 2 unless specified otherwise in the following footnotes.

2
Cross currency and interest rate swaps are valued using market data including interest rate curves and foreign exchange rates. A discounted cash flow approach is used to derive the fair value of cross currency and interest rate swaps at the reporting date.

3	Includes net other derivative assets of US$ 46 million related to power purchase contract agreements that are categorised as Level 3 (2022: US$ nil).

4
Includes investments held by BHP Foundation which are restricted and not available for general use by the Group of US$290 million (2022: US$252 million) of which other investment
s
(mainly US Treasury Notes) of US$
138
million categorised as Level 1 (2022: US$119 million).

5	Includes receivables contingent on outcome of future events relating to mining and regulatory approvals of US$246 million (2022: US$233 million).

6	Excludes input taxes of US$531 million (2022: US$427 million) included in other receivables.

7	Includes the discounted settlement liability in relation to the cancellation of power contracts at the Group’s Escondida operations.

8	Excludes input taxes of US$121 million (2022: US$79 million) included in other payables.

9	All interest bearing liabilities, excluding lease liabilities, are unsecured.

10	Lease liabilities are measured in accordance with IFRS 16/AASB 16 ‘Leases’.
The carrying amounts in the table above generally approximate to fair value. In the case of US$534 million (2022: US$3,018 million) of fixed rate debt not swapped to floating rate, the fair value at 30 June 2023 was US$

million (2022: US$3,126 million). The fair value is determined using a method that can be categorised as Level 2 and uses inputs based on benchmark interest rates, alternative market mechanisms or recent comparable transactions.
For financial instruments that are carried at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the fair value hierarchy by reassessing categorisation at the end of each reporting period. There were no transfers between categories during the period.
Offsetting financial assets and liabilities
The Group enters into money market deposits and derivative transactions under International Swaps and Derivatives Association master netting agreements that do not meet the offsetting criteria in IAS 32/AASB 132 ‘Financial Instruments: Presentation’, but allow for the related amounts to be set-off in certain circumstances. The amounts set out as cross currency and interest rate swaps in the table above represent the derivative financial assets and liabilities of the Group that may be subject to the above arrangements and are presented on a gross basis.

24.4    Derivatives and hedge accounting
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

•	The hedged value of notes and debentures includes their carrying amounts adjusted for the offsetting derivative fair value movements due to foreign currency and interest rate risk remeasurement.

F-5
7

		Fair value of derivatives
2023 US$M	Carrying amount of notes and debentures	Foreign exchange notional at spot rates	Interest rate risk	Recognised in cash flow hedging reserve	Recognised in cost of hedging reserve	Recognised in the income statement 1	Accrued cash flows	Total	Hedged value of notes and debentures 2
	A	B	C	D	E	F	G	B to G	A + B + C

USD	7,245	–	214	–	–	32	23	269	7,459
GBP	1,566	522	274	24	(9)	(69)	35	777	2,362
EUR	3,008	434	302	(39)	10	(49)	(132)	526	3,744

Total	11,819	956	790	(15)	1	(86)	(74)	1,572	13,565

		Fair value of derivatives
2022 US$M	Carrying amount of notes and debentures	Foreign exchange notional at spot rates	Interest rate risk	Recognised in cash flow hedging reserve	Recognised in cost of hedging reserve	Recognised in the income statement 1	Accrued cash flows	Total	Hedged value of notes and debentures 2
	A	B	C	D	E	F	G	B to G	A + B + C
USD	4,740	–	(16)	–	–	(7)	86	63	4,724
GBP	2,599	796	(115)	(35)	13	26	42	727	3,280
EUR	3,449	585	112	(16)	8	(4)	45	730	4,146
CAD	575	167	5	(8)	6	(3)	1	168	747

Total	11,363	1,548	(14)	(59)	27	12	174	1,688	12,897

1	Predominantly related to ineffectiveness.

2	Includes US$534 million (2022: US$3,018 million) of fixed rate debt not swapped to floating rate that is not in a hedging relationship.
The weighted average interest rate payable is USD SOFR +1.54 per cent (2022: USD LIBOR + 1.74 per cent). Refer to note 23 ‘Net finance costs’ for details of net finance costs for the year.
Movements in reserves relating to hedge accounting
The following table shows a reconciliation of the components of equity and an analysis of the movements in reserves for all hedges. For a description of these reserves, refer to note 18 ‘Other equity’.

2023 US$M	Cash flow hedging reserve			Cost of hedging reserve			Total
	Gross	Tax	Net	Gross	Tax	Net
At the beginning of the financial year	59	(18)	41	(27)	8	(19)	22
Add: Change in fair value of hedging instrument recognised in OCI	95	(29)	66	–	–	–	66
Less: Reclassified from reserves to financial expenses – recognised through OCI	(174)	53	(121)	26	(8)	18	(103)
Less: Loss/(gain) transferred to balance sheet related items	35	(11)	24	–	–	–	24

At the end of the financial year	15	(5)	10	(1)	–	(1)	9

2022 US$M	Cash flow hedging reserve			Cost of hedging reserve			Total
	Gross	Tax	Net	Gross	Tax	Net
At the beginning of the financial year	142	(42)	100	(77)	23	(54)	46
Add: Change in fair value of hedging instrument recognised in OCI	(914)	274	(640)	–	–	–	(640)
Less: Reclassified from reserves to financial expenses – recognised through OCI	831	(250)	581	50	(15)	35	616

At the end of the financial year	59	(18)	41	(27)	8	(19)	22

F-
58

Changes in interest bearing liabilities and related derivatives resulting from financing activities
The movement in the y
e
ar in the Group’s interest bearing liabilities and related derivatives are as follows:

	Interest bearing liabilities					Derivatives Liabilities/ (assets)
2023 US$M	Bank loans	Notes and debentures	Lease liabilities	Bank overdraft and short-term borrowings	Other	Cross currency and interest rate swaps	Total
At the beginning of the financial year	2,472	11,363	2,576	–	17	1,688
Proceeds from interest bearing liabilities	5,450	2,732	–	–	–	–	8,182
Settlements of debt related instruments	–	–	–	–	–	(677)	(677)
Repayment of interest bearing liabilities	(1,087)	(1,610)	(576)	–	(16)	–	(3,289)

Change from Net financing cash flows	4,363	1,122	(576)	–	(16)	(677)	4,216

Other movements:
Acquisition of subsidiaries and operations	688	–	423	–	–	–
Interest rate impacts	–	(803)	–	–	–	691
Foreign exchange impacts	(23)	128	12	–	–	(127)
Lease additions	–	–	542	–	–	–
Remeasurement of index-linked freight contracts	–	–	53	–	–	–
Other interest bearing liabilities/derivative related changes	2	9	(11)	5	(1)	(3)

At the end of the financial year	7,502	11,819	3,019	5	–	1,572

	Interest bearing liabilities					Derivatives (assets)/ liabilities
2022 US$M	Bank loans	Notes and debentures	Lease liabilities	Bank overdraft and short-term borrowings	Other	Cross currency and interest rate swaps	Total
At the beginning of the financial year	2,260	14,769	3,896	–	58	(557)
Proceeds from interest bearing liabilities	1,150	–	–	–	14	–	1,164
Settlements of debt related instruments	–	–	–	–	–	–	–
Repayment of interest bearing liabilities 1	(941)	(1,232)	(1,163)	–	(55)	–	(3,391)

Change from Net financing cash flows	209	(1,232)	(1,163)	–	(41)	–	(2,227)

Other movements:
Divestment and demerger of subsidiaries and operations	–	–	(492)	–	–	–
Interest rate impacts	–	(1,286)	–	–	–	1,277
Foreign exchange impacts	3	(894)	(126)	–	(2)	898
Lease additions	–	–	866	–	–	–
Remeasurement of index-linked freight contracts	–	–	(369)	–	–	–
Other interest bearing liabilities/derivative related changes	–	6	(36)	–	2	70

At the end of the financial year	2,472	11,363	2,576	–	17	1,688

1	FY2022 includes US$33 million of Discontinued operations cash flows.

F-
59

Employee matters
25    Key management personnel
Key management personnel compensation comprises:

	2023	2022	2021
	US$	US$	US$
Short-term employee benefits	13,599,217	13,979,139	14,081,625
Post-employment benefits	659,020	634,363	744,951
Share-based payments	11,455,666	11,165,439	11,601,866

Total	25,713,903	25,778,941	26,428,442

Key Management Personnel (KMP) includes the roles which have the authority and responsibility for planning, directing and controlling the activities of BHP. These are Non-executive Directors, the CEO, the Chief Financial Officer, the Chief Operating Officer, the President Australia and the President Americas.
Transactions and outstanding loans/amounts with key management personnel
There were no purchases by key management personnel from the Group during FY2023 (2022: US$ nil; 2021: US$ nil).
There were no amounts payable by key management personnel at 30 June 2023 (2022: US$ nil; 2021: US$ nil).
There were no loans receivable from or payable to key management personnel at 30 June 2023 (2022: US$ nil; 2021: US$ nil).
Transactions with personally related entities
A number of Directors of the Group hold or have held positions in other companies (personally related entities) where it is considered they control or significantly influence the financial or operating policies of those entities. There were no reportable transactions with those entities and no amounts were owed by the Group to personally related entities at 30 June 2023 (2022: US$ nil; 2021: US$ nil).
For more information on remuneration and transactions with key management personnel, refer to the Remuneration Report under Governance.
26    Employee share ownership plans
Awards, in the form of the right to receive ordinary shares in BHP Group Limited have been granted under the following employee share ownership plans: Cash and Deferred Plan (CDP), Short-Term Incentive Plan (STIP), Long-Term Incentive Plan (LTIP), Management Award Plan (MAP), Commencement awards and the all-employee share plan, Shareplus.
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
The table below provides a description of each of the plans.

Plan	CDP and STIP	LTIP and MAP	Commencement awards	Shareplus
Type	Short-term incentive	Long-term incentive	Long-term incentive	All-employee share purchase plan

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

Under the STIP, half of the value of a participant’s short-term incentive amount was awarded as rights to receive BHP Group Limited shares at the end of the two-year vesting period.

The LTIP is a plan for Executive KMP and members of the Executive Leadership Team who are not Executive KMP, and awards are granted annually.

The MAP is a plan for BHP senior management who are not Executive KMP. The number of share rights awarded is determined by a participant’s role and grade.
			Awards may be granted to new members of the Executive Leadership Team recruited into the Group to replace awards foregone from a previous company.	Employees may contribute up to US$5,000 to acquire shares in any plan year. On the third anniversary of the start of a plan year, the Group will match the number of acquired shares.

F-6
0

Plan	CDP and STIP	LTIP and MAP	Commencement awards	Shareplus

Vesting conditions
CDP: Service conditions only for the two-year award. Vesting of the five-year award is subject to service conditions and also to holistic review of performance at the end of the five-year vesting period, including a five-year view on Safety and Sustainability (previously HSEC) performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct.

STIP: Service conditions only.

LTIP: Service and performance conditions.

From FY2023 BHP’s Total Shareholder Return
1
(TSR) performance relative to two Morgan Stanley Capital International (MSCI) market indices, the MSCI World Metals and Mining Index (“Sector Group TSR”) and the MSCI World Index (“World TSR”). The Sector Group TSR over a five-year performance period determines the vesting of 67 per cent of the awards, while performance relative to the World TSR determines the vesting of 33 per cent of the awards. For awards granted prior to FY2023, TSR performance relative to a bespoke sector peer group and the MSCI World Index determines the vesting of 67 per cent and 33 per cent of the award, respectively.
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

MAP: Service conditions only.

Service and performance conditions.

The People and Remuneration Committee has absolute discretion to determine if the performance condition has been met and whether any, all or part of the award will vest (or otherwise lapse), having regard to personal performance and the underlying financial performance of the Group during the performance period.

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

Employee share awards

2023	Number of awards at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards at the end of the financial year	Weighted average remaining contractual life (years)	Weighted average share price at exercise date
BHP Group Limited
CDP awards	707,994	435,244	155,158	19,499	968,581	2.1	A$41.62
STIP awards	83,810	–	83,810	–	–	–	A$41.55
LTIP awards	3,143,477	622,992	1,175,882	31,791	2,558,796	2.2	A$41.59
MAP awards 1	7,094,173	2,404,671	2,353,273	491,845	6,653,726	1.2	A$41.74
Commencement awards	86,279	–	69,025	17,254	–	–	A$41.55
Shareplus	4,914,470	3,089,822	2,330,077	550,364	5,123,851	1.3	A$44.88

1	There were no awards vested and exercisable at the end of the financial year.
Fair value and assumptions in the calculation of fair value for awards issued

2023	Weighted average fair value of awards granted during the year US$	Risk-free interest rate	Estimated life of awards	Share price at grant date	Estimated volatility of share price	Dividend yield

BHP Group Limited
CDP awards	28.88	n/a	2 and 5 years	A$43.48	n/a	n/a
LTIP awards	20.22	3.33%	5 years	A$43.48	34.0%	n/a
MAP awards 1	21.17	n/a	1-3 years	A$37.96/A$46.97	n/a	7.5% up to 30 June 2024 and 5.0% per annum thereafter
Shareplus	18.94	2.35%	3 years	A$52.39	n/a	7.5% up to 30 June 2024 and 5.0% per annum thereafter

1	Includes MAP awards granted on 21 September 2022 and 3 April 2023.
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
In respect of employee share awards, the Group utilises the BHP Group Limited Employee Equity Trust. The trustee of this trust is an independent company, resident in Jersey. The trust uses funds provided by the Group to acquire ordinary shares to enable awards to be made or satisfied. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value.

27    Employee benefits, restructuring and post-retirement employee benefits provisions

	2023	2022
	US$M	US$M
Employee benefits 1	1,749	1,351
Restructuring 2	28	27
Post-retirement employee benefits 3	373	281

Total provisions	2,150	1,659

Comprising:
Current	1,734	1,319
Non-current	416	340

2023	Employee benefits	Restructuring	Post- retirement employee benefits 3	Total
	US$M	US$M	US$M	US$M
At the beginning of the financial year	1,351	27	281	1,659
Acquisition of subsidiaries and operations 4	25	–	–	25
Charge/(credit) for the year:
Underlying	1,675	26	75	1,776
Discounting	–	–	19	19
Net interest expense	–	–	(5)	(5)
Exchange variations	(21)	–	34	13
Released during the year	(66)	–	(2)	(68)
Remeasurement gains taken to retained earnings	–	–	18	18
Utilisation	(1,204)	(25)	(47)	(1,276)
Transfers and other movements	(11)	–	–	(11)

At the end of the financial year	1,749	28	373	2,150

1	The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits.

2	Total restructuring provisions include provisions for terminations and office closures.

3
The net liability recognised in the Consolidated Balance Sheet includes US$151 million present value of funded defined benefits pension obligation (2022: US$165 million) offset by fair value of defined benefit scheme assets US$(159
) million (2022: US$(169) million), US$79 million present value of unfunded defined pension and post-retirement medical benefits obligation (2022: US$85 million) and US$302 million unfunded post-employment benefits obligation in Chile (2022: US$200 million).

4	Relates to the acquisition of OZL on 2 May 2023. Refer to note 29 ‘Business combinations’ for more information.
Recognition and measurement
Provisions are recognised by the Group when:

•	there is a present legal or constructive obligation as a result of past ev e nts

•	it is more likely than not that a permanent outflow of resources will be required to settle the obligation

•	the amount can be reliably estimated and measured at the present value of management’s best estimate of the cash outflow required to settle the obligation at the reporting date

Provision	Description
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

Liabilities for other long-term employee benefits, including long service leave, are measured as the present value of estimated future payments for the services provided by employees up to the reporting date.

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

Other liabilities for unpaid wages and salaries related to the current period are recognised in other creditors.

Review of employee allowances and entitlements

On 1 June 2023, the Group disclosed the identification of two issues with certain allowances and entitlements affecting a number of current and former employees in Australia. The identified issues relate to rostered employees having leave incorrectly deducted on public holidays since 2010 (Leave issue) and certain employees at Port Hedland being entitled to additional allowances due to an error with the employment entity in their contract (Port Hedland issue). The Group self-reported the issues to the Fair Work Ombudsman in Australia.

The Group has applied extensive resources to the review and analysis of its records, with a dedicated team established to investigate and remediate the issues. Since the date of the announcement, the Group has progressed its analysis and has commenced contacting impacted employees. The Group has commenced paying additional allowances to those current employees impacted by the Port Hedland issue. The Group has also corrected the leave balances of current employees impacted by the Leave Issue.

The Group’s current best estimate of the cost of remediating the two issues, recognised in employee benefit provisions at 30 June 2023, is US$265 million, incorporating on-costs including associated superannuation and interest payments. The calculation of this provision involved a substantial volume of data and a significant degree of complexity with further detailed modelling and validation required to determine the final cost of remediation. As such, uncertainty remains in the amount and timing of final remediation costs, with the outcomes also subject to continuing engagement with regulatory authorities, including the Fair Work Ombudsman.

A further US$15 million of other related costs were recognised in the year ended 30 June 2023, which do not form part of the employee benefit provision.

As the Group has applied judgement in determining the provision for 30 June 2023, there is a risk that the provision may be adjusted in future reporting periods as the remediation process continues.

The Group has also engaged a global assurance firm to conduct a thorough review of the Group’s payroll systems. As this review is ongoing there is a risk that other instances of non-compliance requiring remediation may be identified and, as such, that associated provisions may be recognised in future reporting periods.

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

For defined contribution schemes or schemes operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the Group’s employees, the pension charge is calculated on the basis of contributions payable. The Group contributed US$358 million during the financial year (2022: US$324 million; 2021: US$301 million) to defined contribution plans and multi-employer defined contribution plans. These contributions are expensed as incurred.

F-6
4

Provision	Description

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

Group and related party information
28    Discontinued operations
On 1 June 2022 (Completion date) BHP completed the merger of the Group’s oil and gas portfolio with Woodside Energy Group Limited (‘Woodside’). Woodside acquired the entire share capital of BHP Petroleum International Pty Ltd (‘BHP Petroleum’) in exchange for 914,768,948 newly issued Woodside ordinary shares.
On the Completion Date, the Group paid a fully franked in specie dividend in the form of Woodside shares to eligible BHP shareholders. Eligible BHP shareholders received one Woodside share for every 5.5340 BHP shares they held on the Group’s register at the record date of 26 May 2022.
As part of completion and in order to reflect the economic effective date of 1 July 2021, the Group made a net cash payment of US$0.7 billion (net of completion adjustments) to Woodside in addition to US$0.4 billion in cash that was left in the BHP Petroleum bank accounts to fund ongoing operations. The total cash transfer of US$1.1 billion reflected the net cash flows generated by BHP Petroleum between 1 July 2021 and Completion Date adjusted for dividends Woodside would have paid on the newly issued Woodside ordinary shares, had the Merger completed on 1 July 2021.
There was no contribution of Discontinued operations to the Group’s profit and cash flows for the year ended 30 June 2023. The contribution of Discontinued operations for the years ended 30 June 2022 and 30 June 2021 is detailed below:
Income statement – Discontinued operations

	2022	2021
	US$M	US$M
Profit/(loss) after taxation from operating activities	2,496	(225)

Net gain on Petroleum merger with Woodside (after tax)	8,159	–

Profit/(loss) after taxation	10,655	(225)

Attributable to non-controlling interests	–	–
Attributable to BHP shareholders	10,655	(225)

Basic earnings/(loss) per ordinary share (cents)	210.5	(4.5)
Diluted earnings/(loss) per ordinary share (cents)	210.1	(4.5)

The total comprehensive income attributable to BHP shareholders from Discontinued operations was a gain of US$10,596 million for the year ended 30 June 2022 (2021: US$231 million loss).
The conversion of options and share rights would decrease the loss per share for the year ended 30 June 2021, therefore its impact has been excluded from the diluted earnings per share calculation.
Cash flows from Discontinued operations

	2022	2021
	US$M	US$M
Net operating cash flows	2,889	1,351
Net investing cash flows 1	(904)	(1,520)
Net financing cash flows 2	(33)	(38)

Net increase/(decrease) in cash and cash equivalents from Discontinued operations	1,952	(207)

Net cash completion payment on merger of Petroleum with Woodside	(683)	–
Cash and cash equivalents disposed	(399)	–

Total cash impact	870	(207)

1
Includes purchases of property, plant and equipment and capitalised exploration related to drilling and development expenditure of US$1,144 million for FY2022 (2021:US$1,020 million), proceeds from sale of subsidiaries, operations and joint operations, net of cash of US$91 million for FY2022 (2021: investment of US$480 million), proceeds from sale of assets of US$151 million for FY2022 (2021: US$39 million) and other investing outflows of US$2 million for FY2022 (2021: outflow of US$59 million).

2	Represents net repayment of interest bearing liabilities of US$33 million for FY2022 (2021: US$38 million).

Exceptional items – Discontinued operations
Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Financial Statements.
There were no exceptional items related to Discontinued operations for the year ended 30 June 2023.
Exceptional items related to Discontinued operations included within the Group’s profits for the years ended 30 June 2022 and 30 June 2021 are detailed below.

Year ended 30 June 2022	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Net gain on Petroleum merger with Woodside 1	8,167	(8)	8,159

Total	8,167	(8)	8,159

Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	8,167	(8)	8,159

1
The tax expense associated with the exceptional item reflects the tax impact of transaction costs and other restructuring related activities undertaken pre-merger. There were no further tax impacts arising on the net gain on merger of our Petroleum business with Woodside as generated tax losses were either offset with capital gains in other entities in the Group, or not recognised on the basis that it is not probable that future capital gains will be available against which the Group can utilise the tax losses.

Net gain on disposal of Discontinued operations
Details of the net gain on Petroleum merger with Woodside is presented below:

2022
US$M
Net assets disposed	10,172

Fair value of Woodside shares 1	19,566
Net cash completion payment on merger of Petroleum with Woodside 2	(683)
Foreign currency translation reserve transferred to the income statement	54
Other provisions and related indemnities recognised at completion	(353)
Transaction and other directly attributable costs	(245)
Income tax expense	(8)

Net gain on Petroleum merger with Woodside	8,159

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

29    Business combinations
OZ Minerals Limited
On 2 May 2023 (Acquisition Date), the Group acquired 100 per cent of the issued share capital of OZ Minerals Limited (OZL) for a net
cash consideration of US$5.9
billion. The terms of the acquisition did not include any contingent consideration.
OZL is a mining and exploration company with a portfolio of operating, development and exploration stage projects both in Australia and internationally. OZL’s primary activities consist of Prominent Hill and Carrapateena copper-gold mines in South Australia, West Musgrave copper-nickel development project in Western Australia and Carajás East copper-gold hub in Brazil. This acquisition provides the Group with further exposure to copper, nickel and uranium.
Acquisition related costs of US$107 million and integration costs of US$24 million have been expensed and included in other operating expenses in the income statement.
The provisional fair values of the identifiable assets and liabilities acquired as of the date of acquisition were:

2023
US$M
Assets
Cash and cash equivalents	104
Trade and other receivables 1	77
Other financial assets	7
Inventories	329
Property, plant and equipment	7,676
Intangible assets - goodwill	192
Current tax receivable	36
Other assets	25

Total assets	8,446

Liabilities
Trade and other payables	242
Interest bearing liabilities	1,111
Deferred tax liabilities 2	867
Provisions	254

Total liabilities	2,474

Identifiable net assets acquired	5,972

Total consideration paid 3,4	5,972
Cash and cash equivalents acquired	(104)

Net cash consideration paid	5,868

1	This represents the gross contractual amount for trade and other receivables all of which is expected to be collected.
2	This primarily represents the difference between the provisional fair value of the mineral rights acquired and the corresponding tax base.
3
The Group executed a forward exchange contract to hedge the foreign exchange exposure on the consideration made in AUD. On maturity of the hedging instrument, a hedge loss of US$35 million was capitalised to the cost of the acquisition.

4
The consideration paid by the Group
was
A$26.50
(at the average hedged exchange rate of AUD/USD 0.6681)
per OZL share

over 337,314,920 shares and

excluded a special dividend of A$1.75 per OZL share which was paid by OZL to its shareholders immediately prior to acquisition.

The fair values disclosed are provisional as at 30 June 2023. Due to the size, complexity and timing of the acquisition, the valuation process is ongoing and will be completed within 12 months of the acquisition.
Goodwill of US$192 million has been provisionally recognised, representing the excess of consideration paid above the provisional fair value of the acquired assets and liabilities. The goodwill primarily arises from the deferred tax liability recognised at acquisition due to a difference between the provisional fair value of mineral rights acquired and the corresponding tax base. The goodwill represents the provisional amount, which could not be reliably allocated to a CGU or group of CGUs at 30 June 2023.
None of the goodwill recognised is expected to be deductible for tax purposes.
OZL contributed revenue of US$315 million and profit after taxation of US$17 million to the Group from acquisition date to 30 June 2023. The estimated OZL contribution to revenue and profit after taxation of the combined Group for
the year ended 30 June 2023, had the acquisition occurred on 1 July 2022, would have been US$1,410 million and US$114 million, respectively.
There were no business combinations entered into by
the
Group in
the
previous financial year.

Key judgements and estimates
Judgements:
Judgement is required to determine the fair value of assets acquired and liabilities assumed at acquisition date in a business combination, which could have a material impact on goodwill.
Estimates:
The Group used the discounted cash-flow method to measure the fair value of mineral rights. Key assumptions used included commodity prices, production volumes, life of mine, cash outflows (including operating costs, capital expenditure, closure and rehabilitation costs and taxes), discount rates and risking factors.

F-6
7

30    Subsidiaries
Significant subsidiaries of the Group are those with the most significant contribution to the Group’s net profit or net assets. The Group’s interest in the subsidiaries’ results are listed in the table below. For a list of the Group’s subsidiaries, refer to Exhibit 8.1 – List of Subsidiaries.

			Group’s interest
Significant subsidiaries	Country of incorporation	Principal activity	2023%	2022%
Coal
Hunter Valley Energy Coal Pty Ltd	Australia	Coal mining	100	100
Copper
BHP Olympic Dam Corporation Pty Ltd	Australia	Copper and uranium mining	100	100
Compañia Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Minera Escondida Ltda 1	Chile	Copper mining	57.5	57.5
Minera Spence SA	Chile	Copper mining	100	100
OZ Minerals Carrapateena Pty Ltd 2	Australia	Copper, gold and silver mining	100	–
OZ Minerals Prominent Hill Operations Pty Ltd 2	Australia	Copper, gold and silver mining	100	–
Iron Ore
BHP Iron Ore (Jimblebar) Pty Ltd 3	Australia	Iron ore mining	85	85
BHP Iron Ore Pty Ltd	Australia	Service company	100	100
BHP (Towage Service) Pty Ltd	Australia	Towing services	100	100
Marketing
BHP Billiton Freight Singapore Pte Limited	Singapore	Freight services	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Asia Pte Ltd	Singapore	Marketing support and other services	100	100
Group and Unallocated
BHP Billiton Finance B.V.	The Netherlands	Finance	100	100
BHP Billiton Finance Limited	Australia	Finance	100	100
BHP Billiton Finance (USA) Limited	Australia	Finance	100	100
BHP Canada Inc.	Canada	Potash development	100	100
BHP Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Nickel West Pty Ltd	Australia	Nickel mining, smelting, refining and administrative services	100	100
OZ Minerals Musgrave Operations Pty Ltd 2	Australia	Copper and nickel mining	100	–
WMC Finance (USA) Limited	Australia	Finance	100	100

1
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

2	The acquisition of BHP’s 100 per cent interest in OZ Minerals Limited completed on 2 May 2023. Refer to note 29 ‘Business combinations’ for further information.

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

31    Investments accounted for using the equity method
Significant interests in equity accounted investments of the Group are those with the most significant contribution to the Group’s net profit or net assets. The Group’s ownership interest in significant equity accounted investments results are listed in the table below. For a list of the Group’s associates and joint ventures, refer to Exhibit 8.1 – List of Subsidiaries.

Significant associates and joint ventures	Country of incorporation/ principal place of business	Associate or joint venture	Principal activity	Reporting date	Ownership interest
					2023%	2022%
Compañía Minera Antamina S.A. (Antamina)	Peru	Associate	Copper and zinc mining	31 December	33.75	33.75
Samarco Mineração S.A. (Samarco)	Brazil	Joint venture	Iron ore mining	31 December	50.00	50.00
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
The movement for the year in the Group’s investments accounted for using the equity method is as follows:

Year ended 30 June 2023 US$M	Investment in associates	Investment in joint ventures	Total equity accounted investments
At the beginning of the financial year	1,420	–	1,420
Profit/(loss) from equity accounted investments, related impairments and expenses 1	379	215	594
Investment in equity accounted investments	149	–	149
Dividends received from equity accounted investments	(328)	–	(328)
Other 1	–	(215)	(215)

At the end of the financial year	1,620	–	1,620

1
Represents financial impacts of Samarco dam failure in the Group’s loss from equity accounted investments, related impairments and expenses. Refer to note 4 ‘Significant events – Samarco dam failure’ for further information.

F-
69

The following table summarises the financial information relating to each of the Group’s significant equity accounted investments. BHP Brasil’s 50 per cent portion of Samarco’s commitments, for which BHP Brasil has no funding obligation, is US$500 million (2022: US$350 million).

	Associates		Joint ventures
2023 US$M	Antamina	Individually immaterial 1	Samarco 2		Individually immaterial	Total

Current assets	1,519		537	3
Non-current assets	5,670		5,739
Current liabilities	(774)		(11,167	) 4
Non-current liabilities	(1,944)		(10,614)

Net assets/(liabilities) – 100%	4,471		(15,505)

Net assets/(liabilities) – Group share	1,509		(7,753)
Adjustments to net assets related to accounting policy adjustments	(79)		291	5
Investment in Samarco	–		516	6
Impairment of the carrying value of the investment in Samarco	–		(1,041	) 7
Additional share of Samarco losses	–		6,034	8
Unrecognised losses	–		1,953	9

Carrying amount of investments accounted for using the equity method	1,430	190	–		–	1,620

Revenue – 100%	4,350		1,554
Profit/(loss) from Continuing operations – 100%	1,571		(3,018	) 10

Share of profit/(loss) of equity accounted investments	530		(1,509)
Adjustments to share of profit/(loss) related to accounting policy adjustments	(79)		23	1 1
Impairment of the carrying value of the investment in Samarco	–		–
Additional share of Samarco losses	–		452
Fair value change on forward exchange derivatives	–		471
Unrecognised losses	–		778	9

Profit/(loss) from equity accounted investments, related impairments and expenses	451	(72)	215		–	594

Comprehensive income – 100%	1,571		(3,018)

Share of comprehensive income/(loss) – Group share in equity accounted investments	451	(72)	215		–	594

Dividends received from equity accounted investments	327	1	–		–	328

	Associates		Joint ventures
2022 US$M	Antamina	Individually immaterial 1	Samarco 2		Individually immaterial	Total
Current assets	1,275		499	3
Non-current assets	5,293		5,717
Current liabilities	(847)		(10,830	) 4
Non-current liabilities	(1,851)		(7,873)

Net assets/(liabilities) – 100%	3,870		(12,487)

Net assets/(liabilities) – Group share	1,306		(6,244)
Adjustments to net assets related to accounting policy adjustments	–		268	5
Investment in Samarco	–		516	6
Impairment of the carrying value of the investment in Samarco	–		(1,041	) 7
Additional share of Samarco losses	–		5,326
Unrecognised losses	–		1,175	9

Carrying amount of investments accounted for using the equity method	1,306	114	–		–	1,420

Revenue – 100%	5,264		1,670
Profit/(loss) from Continuing operations – 100%	2,133		(528	) 10

Share of profit/(loss) of equity accounted investments	720		(276	) 11
Impairment of the carrying value of the investment in Samarco	–		–
Additional share of Samarco losses	–		290
Fair value change on forward exchange derivatives	–		(81)
Unrecognised losses	–		(609	) 9

Profit/(loss) from equity accounted investments, related impairments and expenses	720	(63)	(676)		–	(19)

Comprehensive income – 100%	2,133		(528)

Share of comprehensive income/(loss) – Group share in equity accounted investments	720	(63)	(676)		–	(19)

Dividends received from equity accounted investments	776	11	–		–	787

F-7
0

	Associates			Joint ventures
2021 US$M	Antamina	Cerrejón	Individually immaterial	Samarco 2		Individually immaterial	Total

Revenue – 100%	4,822	844		814
Profit/(loss) from Continuing operations – 100%	1,847	(43)		(2,202	) 10

Share of profit/(loss) of equity accounted investments	623	(14)		(1,076	) 11
Impairment of the carrying value of the investment in Cerrejón	–	(466)		–
Impairment of the carrying value of the investment in Samarco	–	–		(111	) 7
Additional share of Samarco losses	–	–		85
Fair value change on forward exchange derivatives	–	–		136
Unrecognised losses	–	–		(24	) 9

Profit/(loss) from equity accounted investments, related impairments and expenses	623	(480)	(68)	(990)		–	(915)

Comprehensive income/(loss) – 100%	1,847	(43)		(2,202)

Share of comprehensive income/(loss) – Group share in equity accounted investments	623	(480)	(68)	(990)		–	(915)

Dividends received from equity accounted investments	714	13	10	–		–	737

1
The unrecognised share of gain for the period was US$76 million (2022: unrecognised share of gain for the period was US$16 million), which decreased the cumulative losses to US$141 million (2022: decrease to US$217 million).

2
Refer to note 4 ‘Significant events – Samarco dam failure’ for further information regarding the financial impact of the Samarco dam failure which occurred in November 2015 on BHP Brasil’s share of Samarco’s losses.

3	Includes cash and cash equivalents of US$138 million (2022: US$106 million).

4	Includes current financial liabilities (excluding trade and other payables and provisions) of US$7,154 million (2022: US$6,837 million).

5	Relates mainly to dividends declared by Samarco that remain unpaid at balance date and which, in accordance with the Group’s accounting policy, are recognised when received not receivable.

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

8
BHP Brasil has recognised accumulated additional share of Samarco losses of US$(6,034) million resulting from US$(4,795) million provisions relating to the Samarco dam failure, including US$(1,239) million recognised as net finance costs.

9	Share of Samarco’s losses for which BHP Brasil does not have an obligation to fund.

10
Includes depreciation and amortisation of US$144 million (2022: US$205 million; 2021: US$154 million), interest income of US$42 million (2022: US$19 million; 2021: US$1 million), interest expense of US$1,384 million (2022: US$628 million; 2021: US$492 million) and income tax (expense)/benefit of US$(213) million (2022: US$(7) million; 2021: US$(303) million).

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

			Group’s interest
Significant joint operations	Country of operation	Principal activity	2023%	2022%
Mt Goldsworthy 1	Australia	Iron ore mining	85	85
Mt Newman 1	Australia	Iron ore mining	85	85
Yandi 1	Australia	Iron ore mining	85	85
Central Queensland Coal Associates	Australia	Coal mining	50	50

1
These contractual arrangements are controlled by the Group and do not meet the definition of joint operations. However, as they are formed by contractual arrangement and are not entities, the Group recognises its share of assets, liabilities, revenue and expenses arising from these arrangements.

Assets held in joint operations subject to significant restrictions are as follows:

	Group’s share
	2023	2022
	US$M	US$M

Current assets	1,561	1,928
Non-current assets	26,370	26,256

Total assets 1	27,931	28,184

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

F-7
2

33    Related party transactions
The Group’s related parties are predominantly subsidiaries, associates and joint ventures, and key management personnel of the Group. Disclosures relating to key management personnel are set out in note 25 ‘Key management personnel’. Transactions between each parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

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

•
There were no other related party transactions in the year ended 30 June 2023 (2022: US$ nil), other than those with post-employment benefit plans for the benefit of Group employees. These are shown in note 27 ‘Employee benefits, restructuring and post-retirement employee benefits provisions’.

•	Related party transactions with Samarco are described in note 4 ‘Significant events – Samarco dam failure’.
Further disclosures related to related party transactions are as follows:
Transactions with related parties

	Joint ventures		Associates
	2023	2022	2023	2022
	US$M	US$M	US$M	US$M
Sales of goods/services	–	–	–	–
Purchases of goods/services	–	–	1,589.094	1,852.132
Interest income	–	–	–	0.398
Interest expense	–	–	–	0.005
Dividends received	–	–	327.679	787.208
Net loans made to/(repayments from) related parties	–	–	–	(23.554)
Outstanding balances with related parties

	Joint ventures		Associates
	2023	2022	2023	2022
	US$M	US$M	US$M	US$M
Trade amounts owing to related parties	–	–	246.239	351.607
Loan amounts owing to related parties	–	–	–	–
Trade amounts owing from related parties	–	–	6.730	6.855
Loan amounts owing from related parties	–	–	–	–

F-7
3

Unrecognised items and uncertain events
34    Contingent liabilities

	2023	2022
	US$M	US$M
Associates and joint ventures 1	1,094	1,541
Subsidiaries and joint operations 1	1,184	925

Total	2,278	2,466

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

Samarco contingent liabilities	The table above includes contingent liabilities related to the Group’s equity accounted investment in Samarco to the extent they are capable of reliable measurement. Details of contingent liabilities related to Samarco are disclosed in note 4 ‘Significant events – Samarco dam failure’.

Divestments and demergers	Where the Group divests or demerges entities, it is generally agreed to provide certain indemnities to the acquiring or demerged entity. Such indemnities include those provided as part of the demerger of South32 Ltd in May 2015, divestment of Group’s Onshore US assets in September 2018 and October 2018, divestment of BMC in May 2022 and the merger of the Group’s Petroleum business with Woodside in June 2022. No material claims have been made pursuant to these indemnities as at 30 June 2023.
35    Subsequent events
On 14 August 2023, an application to commence a class action was filed in the High Court of South Africa on behalf of current and former mineworkers, and the dependants of certain mineworkers, who have contracted coal mine dust lung disease and who work or have worked on specified coal mines in South Africa between 1965 to date. ‘BHP Billiton Plc Incorporated’ was named as one of four respondents, alongside South32 SA Holdings Limited, South32 Coal SA (Pty) Limited, and Seriti Power (Proprietary) Limited. The amount of damages sought by the Applicants on behalf of the putative class is unspecified. Given the preliminary status of this matter, it is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures for the Group. However, the Group anticipates that claims for indemnification may be made under the terms of the Separation Deed agreed as part of the demerger of South32 Limited in 2015.
Other than the matters outlined above or elsewhere in the Financial Statements, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

F-7
4

Other items
36    Auditor’s remuneration

	2023	2022	2021
	US$M	US$M	US$M
Fees payable to the Group’s auditors for assurance services
Audit of the Group’s Annual Report	9.700	9.816	10.642
Audit of the accounts of subsidiaries, joint ventures and associates	0.551	0.605	1.234
Audit-related assurance services required by legislation to be provided by the auditor	1.808	1.933	1.770
Other assurance and agreed-upon procedures under legislation or contractual arrangements	1.991	7.938	1.867

Total assurance services	14.050	20.292	15.513

Fees payable to the Group’s auditors for non-assurance services
Other services	0.180	–	–

Total other services	0.180	–	–

Total fees	14.230	20.292	15.513

All amounts were paid to EY or EY affiliated firms with fees determined, and predominantly billed, in US dollars.
Fees payable to the Group’s auditors for assurance services
Audit of the Group’s Annual Report comprises fees for auditing the statutory financial report of the Group and includes audit work in relation to compliance with section 404 of the US Sarbanes-Oxley Act.
Audit-related assurance services required by legislation to be provided by the auditors mainly comprises review of the half-year report.
Other assurance services comprise assurance in respect of the Group’s sustainability reporting, economic contribution reporting, and other non-statutory reporting.
Fees payable to the Group’s auditors for other services
Other services provided in FY2023 relate to an independent assessment of technology project governance. No amounts were payable for other services in FY2022 or FY2021.
37    Not required for US reporting
38    Not required for US reporting

F-7
5

39    New and amended accounting standards and interpretations and changes to accounting policies
New and amended accounting pronouncements adopted in the current year
Amendment to IAS 16/AASB 116 ‘Property, Plant and Equipment’ (IAS 16)
On 1 July 2022, the Group adopted an amendment to IAS 16 that requires an entity to recognise the sales proceeds from selling items produced while preparing property, plant and equipment for its intended use, along with the costs associated with producing that revenue, in profit or loss, instead of deducting the amounts received from the cost of the asset.
The amendment applies retrospectively to items of property, plant and equipment made available for use on or after 1 July 2020. However, no significant impacts have been identified in respect of the years ended 30 June 2022 and 30 June 2021 and, as such, comparative period financial information has not been restated.

Amendment to IAS 12/AASB112 ‘Income taxes’ (IAS 12)
At 30 June 2023, the Group has adopted amendments to IAS12 issued by the IASB and AASB on 23 May 2023 and 27 June 2023, respectively, in relation to the Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two income tax. The amendments introduced a temporary exception to the requirements of IAS 12 under which a company does not recognise or disclose information about deferred tax assets and liabilities related to the proposed Pillar Two model rules.
Refer to note 6 ‘Income tax expense’ for more information.
New and amended accounting pronouncements on issue but not yet effective
A number of other accounting standards and interpretations have been issued and will be applicable in future periods. While these remain subject to ongoing assessment, no significant impacts have been identified to date.
These pronouncements have not been applied in the preparation of these Financial Statements.

1A    Reports of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of BHP Group Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of BHP Group Limited (the “Company”) as of 30 June 2023 and 2022, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the three years in the period ended 30 June 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 30 June 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of 30 June 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 5 September 2023 expressed an unqualified opinion thereon.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Risk and Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Carrying value of property, plant and equipment

Description of the Matter
As disclosed in Note 11 to the consolidated financial statements the Company recorded US$71,818 million in property plant and equipment as of 30 June 2023. The Company performs an assessment of indicators of impairment and impairment reversal for all cash generating units (CGU) at the end of each reporting period.

Auditing management’s assessment of indicators of impairment and impairment reversal was complex due to the high degree of estimation uncertainty in forecasting the future cash flows for each CGU. Specifically, the indicators of impairment or impairment reversal and forecasted cash flows are sensitive to changes in significant assumptions, such as forecast commodity prices, reserve quantities, discount rates, carbon price assumptions and the cost of decarbonisation projects.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the Company’s process to identify indicators of impairment or impairment reversal.

We performed an analysis for indicators of impairment and impairment reversal. Our procedures involved assessing the key inputs such as forecast commodity prices, reserve quantities, discount rates and the impact of climate change used in the assessment of indicators of impairment or impairment reversal.

We involved our valuation and climate change specialists to assist in assessing the reasonableness of commodity and carbon prices by comparing the forecasted commodity and carbon price assumptions to analyst and broker forecasts and those used by other market participants.

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

With the assistance of our climate change specialists, we tested whether the Company’s forecast cash flows incorporated the costs of the Company’s decarbonisation plans.

In addition, we assessed the competence, qualifications, and objectivity of management’s internal and external specialists. Finally, we assessed the adequacy of the disclosures within Notes 11, 13 and 16 of the consolidated financial statements.

Closure and rehabilitation provisions

Description of the Matter
As disclosed in Note 15 to the consolidated financial statements, the Company recorded US$9,887 million in closure and rehabilitation provisions as at 30 June 2023. Provisions for closure and rehabilitation are recognised by the Company when there is a present legal or constructive obligation, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

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

Auditing management’s closure and rehabilitation provisions was complex and highly judgemental due to the significant estimation uncertainty within the key assumptions. Specifically, there was significant judgement in determining the expected life of sites including the impact of climate change, estimated cost and extent of rehabilitation activities, timing of activities, and the discount rates used. As a result of these inputs the provisions have a significant estimation uncertainty and a wide range of potential outcomes.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s closure and rehabilitation provision estimate process. Specifically, our procedures involved testing the controls around the significant assumptions used within the estimate, such as the estimated cost and extent of rehabilitation activities, the impact of climate change and the timing of activities.

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

With the assistance of our rehabilitation specialists, we evaluated a sample of closure and rehabilitation provisions for operating and closed sites. Our testing included evaluating the closure and rehabilitation plans based on the relevant legal and regulatory requirements. In addition, we compared the timing of future cash flows and cost estimates against the closure and rehabilitation plan, environmental studies, and industrial practices.

We evaluated the discount rates used against market data.

With the assistance of both our climate change and rehabilitation specialists, we evaluated the Company’s consideration of climate change, estimates related to post closure monitoring and maintenance and the timing of closure activities impacted by mine operating lives within the closure and rehabilitation provision.

We tested the mathematical accuracy of the closure and rehabilitation provision calculations and assessed the competence, qualifications, and objectivity of management’s internal and external specialists. Finally, we assessed the adequacy of the disclosures within Notes 15 and 16 to the consolidated financial statements.

Samarco dam failure provisions recognised and the contingent liabilities disclosed

Description of the Matter
As described in Notes 3, 4, and 34 to the consolidated financial statements, the Company recorded a loss of US$340 million
(pre-tax)
for the year ended 30 June 2023 and recognised provisions of US$3,681 million for the Samarco dam failure as of 30 June 2023. The Company recognises a provision when it has a present obligation, and an outflow of economic resources is probable, and the obligation can be reliably measured. Contingent liabilities related to the Samarco dam failure are disclosed in Note 4.

Auditing management’s estimate of the Samarco dam failure provisions and contingent liabilities disclosure was complex and highly judgemental due to the significant estimation uncertainty in determining the measurement and completeness of future cash outflows, as well as the extent of the Company’s legal obligations to fund the costs under the Framework Agreement. There was significant judgement in determining the nature and extent of remediation activities, the cost estimates for remediation and the number and categorisation of impacted people entitled to compensation. As a result of these inputs the provision has a significant estimation uncertainty and a wide range of potential outcomes.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls in determining the Samarco dam failure provisions and contingent liabilities and the relevant disclosures within the consolidated financial statements. Specifically, we tested management’s controls over the significant assumptions as described above and the completeness and accuracy of data used within management’s estimates.

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

To assess the status of claims and contingent liability disclosures, we held discussions with the Company’s internal legal counsel regarding ongoing Samarco dam failure litigation matters. In addition, we obtained legal confirmations and inspected communications with the Company’s external legal counsel.

We evaluated the competence, qualifications and objectivity of the Company’s experts who assisted management in estimating the provision by considering the scope of work, their professional qualifications and remuneration structure. We also assessed the adequacy and completeness of the disclosures within Notes 4 and 34 to the consolidated financial statements.

/s/ Ernst & Young
We have served as the Company’s auditor since 2019
Melbourne, Australia
5 September 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of BHP Group Limited
Opinion on Internal Control Over Financial Reporting
We have audited BHP Group Limited’s internal control over financial reporting as of 30 June 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the “COSO criteria”). In our opinion, BHP Group Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of 30 June 2023, based on the COSO criteria.
As indicated in the accompanying section 9.2 Corporate Governance Statement / Management’s assessment of internal control over financial reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of OZ Minerals Limited, which is included in the 30 June 2023 consolidated financial statements of the Company and constituted 8.4% of total assets as of 30 June 2023 and 0.6% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of OZ Minerals Limited.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of 30 June 2023 and 2022, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes of equity, and consolidated cash flow statements for each of the three years in the period ended 30 June 2023, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated 5 September 2023 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying section 9.2 Corporate Governance Statement / Management’s assessment of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ Ernst & Young
Melbourne, Australia
5 September 2023

2    Directors’ declaration
In accordance with a resolution of the Directors of BHP Group Limited, the Directors declare that:

(a)	in the Directors’ opinion the Financial Statements and notes are in accordance with the Australian Corporations Act 2001 (Cth), including:

(i)	complying with the applicable Accounting Standards and the Australian Corporations Regulations 2001 (Cth); and

(ii)
giving a true and fair view of the assets, liabilities, financial position and profit or loss of BHP Group Limited and the Group as at 30 June 2023 and of their performance for the year ended 30 June 2023

(b)	the Financial Statements comply with International Financial Reporting Standards, as disclosed in the Basis of preparation to the Financial Statements

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
the Directors have been given the declarations required by Section 295A of the Australian Corporations Act 2001 (Cth) from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2023

Signed in accordance with a resolution of the Board of Directors.
Ken MacKenzie
Chair
Mike Henry
Chief Executive Officer
22 August 2023

3    Not required for US reporting
4    Included as Section 1A

F-84